Form 20-F
period 2001-12-31
SOUTHEAST AIRPORT GROUP
filed 2002-06-25
CIK 1123452

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001

                         Commission File Number: 1-15132

                  Grupo Aeroportuario del Sureste, S.A. de C.V.
             (Exact name of registrant as specified in its charter)

             Southeast Airport Group                    United Mexican States
        (Translation of registrant's             (Jurisdiction of incorporation
                 name into English)                     or organization)

                  Blvd. Manuel Avila Camacho No. 40, 6th Floor
                          Colonia Lomas de Chapultepec
                               11000 Mexico, D.F.
                                     Mexico
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                   Name of each exchange
          Title of each class:                      on which registered
          --------------------                      -------------------

        Series B Shares, without                 New York Stock Exchange, Inc.*
        par value, or Shares

        American Depositary Shares,              New York Stock  Exchange, Inc.

        as evidenced by American
        Depositary Receipts, ADSs,
        each representing ten shares

-------------------
      * Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                       N/A

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Series B Shares, without par value: 255,000,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes|X|   No |_|

Indicate by check mark which financial statement item the registrant has elected to follow:

                              Item  17 |_|    Item 18 |X|

                                TABLE OF CONTENTS
                                                                       Page
                                                                       ----

Item 1.  Identity of Directors, Senior Management and Advisers...........1

Item 2.  Offer Statistics and Expected Timetable.........................1

Item 3.  Key Information.................................................1

         Selected Financial Data.........................................1

         Exchange Rates..................................................6

         Risk Factors....................................................7

         Forward Looking Statements.....................................20

Item 4.  Information on the Company.....................................20

         History and Development of the Company.........................20

         Business Overview..............................................25

         Regulatory Framework...........................................44

         Organizational Structure.......................................60

         Property, Plant, And Equipment.................................60

Item 5.  Operating and Financial Review and Prospects...................60

Item 6.  Directors, Senior Management and Employees.....................77

Item 7.  Major Shareholders and Related Party Transactions..............84

         Major Shareholders.............................................84

         Related Party Transactions.....................................88

Item 8.  Financial Information..........................................90

         Dividends......................................................91

Item 9.  The Offer and Listing..........................................93

         Trading on the Mexican Stock Exchange..........................93

Item 10. Additional Information.........................................94

         Exchange Controls.............................................108

         Taxation..................................................... 108

Item 11. Quantitative and Qualitative Disclosures About Market Risk....113

Item 12. Description of Securities Other Than Equity Securities........113

Item 13. Defaults, Dividend Arrearages and Delinquencies...............114

Item 14. Material Modifications to the Rights of Security
         Holders and Use of Proceeds...................................114

Item 15. Reserved......................................................114

Item 16. Reserved......................................................114

Item 17. Financial Statements..........................................114

Item 18. Financial Statements..........................................115

Item 19. Exhibits......................................................116

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not applicable.

Item 3.  Key Information

                             SELECTED FINANCIAL DATA

         We publish our financial statements in Mexican pesos. Pursuant to generally accepted accounting principles in Mexico ("Mexican GAAP"), financial data for all periods in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F have been restated in constant pesos as of December 31, 2001.

         This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.9.1695 to U.S.$1.00, the exchange rate for pesos on December 31, 2001 as published by the Mexican Ministry of Finance. On June 13, 2002 the Federal Reserve Bank of New York's noon buying rate for Mexican pesos was Ps.9.6380 to U.S.$1.00.

         The following table presents our summary consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto. Our financial statements are prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. A reconciliation to U.S. GAAP of our net income and total stockholders' equity is provided in this summary financial data. Note 15 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our business. For example, Mexican GAAP provides for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the Mexican Consumer Price Index, restating the components of stockholders' equity using the Mexican Consumer Price Index and recording gains or losses in purchasing power from holding monetary liabilities or assets. Mexican GAAP requires the restatement of all financial statements to constant Mexican pesos as of the date of the more recent balance sheet presented. Our audited financial statements and all other financial information contained herein are accordingly presented in constant pesos with purchasing power as of December 31, 2001 unless otherwise noted.

         Unless otherwise specified, all share data presented throughout this Form 20-F have been adjusted to reflect a reverse stock split of ASUR's capital stock in which one new share was issued for each outstanding 25.89092035667 shares. This reverse stock split became effective October 12, 1999.

         References in this annual report on Form 20-F to "dollars," "U.S. dollars" or "U.S.$" are to the lawful currency of the United States of America. References in this annual report on Form 20-F to "pesos" or "Ps." are to the lawful currency of Mexico. We publish our financial statements in pesos.

         The summary financial and other information set forth below reflects the following classifications of information:

          o ASUR Information. The information in the following tables under the heading "ASUR" reflects our financial condition, results of operations and certain operating data since we commenced operations under our concessions on November 1, 1998.

          o Predecessor Information. The information in the following tables under the heading "Predecessor" reflects the results of operations, financial condition and certain operating data of our business as conducted by the Mexican Airport and Auxiliary Services Agency through October 31, 1998.

          o Combined Information. The information in the following tables under the heading "Combined" reflects the sum of (i) our predecessor's results of operations and certain operating data for the ten months ended October 31, 1998 and (ii) our results of operations and certain operating data for the two months ended December 31, 1998. Combined results of operations for 1998 are unaudited and do not reflect any pro forma adjustments. The combined results of operations and operating data for us and our predecessor for 1998 do not necessarily represent the results that would have been achieved for 1998 had our business been operated by us under our concessions for the entire year.


                                    Predecessor     Combined (2)                                   ASUR
                                    -----------     ------------  --------------------------------------------------------------
                                     Year ended     Year ended
                                    December 31,    December 31,                            Year ended December 31,
                                    ------------    ------------  --------------------------------------------------------------
                                        1997           1998            1999            2000                   2001
                                    -------------   ------------   -------------    -------------   ----------------------------
                                   (thousands of    (Unaudited)                                                     (Unaudited)
                                      pesos)(1)    (thousands of  (thousands of   (thousands of    (thousands of     thousands of
                                                     pesos)(1)       pesos)(1)       pesos)(1)         pesos)         dollars) (3)
Income statement data:
Mexican GAAP:
Revenues:
  Aeronautical services(4)........ Ps.  628,110   Ps.  699,150    Ps.  863,860   Ps.1,032,173   Ps.  988,670    U.S.$107,821
  Non-aeronautical services(5)....      119,122        150,486         145,331        177,976        175,584          19,149
Total revenues....................      747,232        849,636       1,009,191      1,210,149      1,164,254         126,970
Operating expenses:
  Costs of services...............     (210,081)      (198,135)       (232,773)      (282,006)      (288,192)        (31,429)
  General and administrative
  expenses........................     (126,156)      (108,230)       (115,441)      (105,612)       (99,591)        (10,861)
  Technical assistance fee(6).....            0              0         (60,514)       (54,823)       (38,085)         (4,153)
  Concession fee(7)...............            0         (6,874)        (51,006)       (60,467)       (58,204)         (6,348)
  Usage fee(8)....................     (108,724)       (93,661)              0              0              0               0
  Special employee termination
  expenses........................            0        (57,899)              0              0              0               0
  Depreciation and amortization...     (112,230)      (135,691)       (274,291)      (303,293)      (302,938)        (33,038)
Operating income..................      190,041        249,146         275,166        403,948        377,244          41,141
Net comprehensive financing
  (cost) income...................      (10,248)        (4,141)         15,982        (14,941)        34,893           3,805
Income before income taxes and
  employees' statutory profit
  sharing and extraordinary items.      179,793        245,005         291,148        389,007        412,137          44,946
Benefit from (provision for)
  income taxes and employees'
  statutory profit sharing........            0         67,746        (123,042)      (170,198)      (152,697)        (16,653)
Income before extraordinary items.      179,793        312,751         168,106        218,809        259,440          28,293
Extraordinary items...............            0              0               0              0         (6,690)           (730)
Net income........................      179,793        312,751         168,106        218,809        252,750          27,563
Basic and diluted earnings per
  share...........................          N/M            N/M            0.56           0.73           0.84            0.09
Basic and diluted earnings per
  ADS (unaudited)(9)..............          N/M            N/M            5.60           7.29           8.43            0.92
U.S. GAAP:
Revenues..........................                     849,636       1,009,191      1,210,149      1,164,254         126,970
Operating income..................                     285,720         393,062        500,252        467,249          50,957
Net income........................                     304,734         319,672        298,851        294,878          32,159
Basic and diluted earnings per
  share...........................                        1.02            1.07           1.00           0.98            0.11
Basic and diluted earnings per
  ADS (unaudited)(9)..............                       10.16           10.66          9.96            9.83            1.07
Other Operating Data (Unaudited):
  Total passengers (thousands of
  passengers)(10).................      8,230.5        8,187.3         9,597.9       11,448.1       11,240.3        11,240.3
  Total air traffic movements
  (thousands of movements)........        192.4          198.1           208.1          207.6          194.9           194.9
  Total revenues per passenger
  (in pesos or dollars)(10).......         90.8          103.8           105.1          105.7          103.6            11.3
EBITDA under Mexican GAAP(11).....      302,273        384,836         549,457        707,241        680,183          74,179
EBITDA under U.S. GAAP(11)........                     375,365         488,473        625,222        588,971          64,232


                                    Predecessor                                        ASUR
                                   -------------- -------------------------------------------------------------------------------
                                   As of and for  As of and for
                                      the year       the two
                                       ended       months ended
                                    December 31,   December 31,        As of and for the year ended December 31,
                                    ------------   ------------ ------------------------------------------------------------------
                                        1997           1998           1999            2000                   2001
                                   ------------   ------------    -----------     -----------    ---------------------------
                                   (thousands of  (thousands of   (thousands of  (thousands of  (thousands of    (Unaudited)
                                     pesos)(1)      pesos)(1)       pesos)(1)      pesos)(1)        pesos)      (thousands of
                                                                                                                 dollars)(3)

Balance Sheet Data:
  Mexican GAAP:
Cash and marketable securities..    Ps.   5,712    Ps.  53,501    Ps. 370,249     Ps. 584,482    Ps. 878,778    U.S.$95,837
Total current assets(12)........        106,146      1,614,216        553,085         703,729      1,069,169        116,601
Airport concessions, net(13)....              0      7,584,734      7,792,038       7,591,844      7,391,705        806,119
Rights to use airport facilities,
  net...........................              0      2,244,362      2,219,679       2,141,911      2,064,161        225,112
Total assets....................      1,769,008     11,578,731     10,651,228      10,719,322     11,125,165      1,213,279
Total liabilities(12)...........         68,305      1,547,531        451,925         301,211        454,304         49,545
Net equity/stockholders'
  equity(13)....................      1,700,703     10,031,200     10,199,303      10,418,111     10,670,861      1,163,734
  U.S. GAAP:
Cash and cash equivalents.......                        53,501        139,342         584,482        556,499         60,690
Total current assets............                     1,614,216        553,085         703,729      1,069,169        116,601
Airport concessions, net(13)....                             0        359,514         311,542        263,619         28,750
Rights to use airport facilities                     1,722,417      1,722,032       1,668,645      1,615,191        176,148
Total assets....................                     7,076,653      6,248,963       6,216,172      6,513,030        710,292
Total liabilities...............                     1,558,064        410,722          79,075         81,055          8,840
Net equity/stockholders'
  equity(13)....................                     5,518,589      5,838,241       6,137,097      6,431,975        701,453

Cash Flow Data:
  Mexican GAAP:
Resources provided by operating
  activities....................        349,972         65,679        486,876         743,489        637,637         69,539

Resources (used in) provided by
  financing activities..........       (255,342)     9,923,687        308,512        (308,512)             0              0
Resources used in investing
  activities....................        (91,141)    (9,935,867)      (478,638)       (220,744)      (343,341)       (37,444)

(Decrease) increase in cash and
  marketable securities.........          3,489         53,499        316,750         214,233        294,296         32,095
  U.S. GAAP:
Cash flow provided by operating
  activities....................                        46,034        504,913         776,393        675,101         73,625
Cash flow used in financing
  activities....................                             0              0        (308,512)             0              0

Cash flow (used in) provided by
  investing activities..........                        (1,568)      (406,621)         10,162       (665,620)       (72,591)
Effect of inflation on cash.....                         9,035        (12,448)        (32,904)       (37,464)        (4,086)
Increase in cash and cash
  equivalents...................                        53,501         85,844         445,139        (27,983)        (3,052)

On May 30, 2002 we paid an ordinary and extraordinary cash dividend for fiscal year 2001 totaling Ps.1.48 (U.S.$0.15) per each share of our Series B and Series BB capital stock outstanding. ADR holders of record received U.S.$1.56 per ADS (reflecting the exchange rate in effect on the dividend payment date).

 -----------------------

(1) Expressed in constant pesos with purchasing power as of December 31, 2001. Per share peso amounts are expressed in pesos (not thousands of pesos).
(2) Combined results reflect the sum of (i) our predecessor's results of operations and certain operating data for the ten months ended October 31, 1998 and (ii) ASUR's results of operations and certain operating data for the two months ended December 31, 1998. Combined results of operations and operating data for 1998 are unaudited and do not reflect any pro forma adjustments. The combined results of operations and operating data of ASUR and its predecessor for 1998 do not necessarily represent the results that would have been achieved for 1998 had our business been operated by us under our concessions for the entire year.
(3) Translated into dollars at the rate of Ps.9.1695 per U.S. dollar, the Mexican Ministry of Finance exchange rate for Mexican pesos at December 31, 2001. Per share dollar amounts are expressed in dollars (not thousands of dollars).
(4) Revenues from aeronautical services include those earned from passenger charges, landing charges, aircraft parking charges, charges for airport security services and charges for use of passenger walkways.
(5) Revenues from non-aeronautical services are earned from the leasing of space in our airports, access fees collected from third parties providing services at our airports and miscellaneous other sources.
(6) Beginning April 19, 1999, we pay ITA a technical assistance fee under the technical assistance agreement entered into in connection with ITA's purchase of its series BB shares. This fee is described in "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--Arrangements with ITA."
(7) Beginning November 1, 1998, each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concession.
(8) Prior to November 1, 1998, in lieu of income or asset taxes, our predecessor was required to pay the Mexican government a usage fee equal to 5.8% of its period-end assets.
(9)      Based on the ratio of 10 series B shares per ADS.
(10) Passenger data excludes passengers arriving in or departing from the charter terminal in Cancun International Airport prior to July 1, 1999. We began operating this terminal directly on July 1, 1999. For further information relating to the acquisition of this business, see "Item 4. Information on the Company--Business Overview--Acquisition of Businesses."
(11) EBITDA refers to earnings before net comprehensive financing cost (income), income taxes, depreciation, amortization and extraordinary items. ASUR has included EBITDA data in this Form 20-F because such data is used by certain investors to measure a company's ability to service debt and fund capital expenditures and is included herein for convenience only. EBITDA is not a measure of financial performance under either Mexican GAAP or U.S. GAAP and should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA as it is used in this Form 20-F may differ from similarly titled measures reported by other companies.
(12) Total current assets and total liabilities at December 31, 1998 reflect a recoverable value added tax receivable and a payable to the Ministry of Communications and Transportation of Ps.1,491 million.
(13) The increase from net equity of Ps.1.7 billion at December 31, 1997 to stockholders' equity of Ps.10.0 billion at December 31, 1998 primarily reflected the acquisition of our concessions in 1998. For U.S. GAAP purposes, no value was assigned to the airport concessions.
N/M The income statement of our predecessor was derived from the results of operations of the Mexican Airport and Auxiliary Services Agency. As a result, the presentation of earnings per share for our predecessor is not meaningful, and is omitted from this summary financial information.

                                 Exchange Rates

         Mexico has had a free market for foreign exchange since 1991. Prior to December 1994, the Mexican central bank, Banco de Mexico, kept the peso-U.S. dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange market. In December 1994, the Mexican government suspended intervention by Banco de Mexico and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries including Brazil and Venezuela. The peso declined during this period, but was relatively stable in 1999, 2000 and 2001. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

         The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

                                                   Exchange Rate
                                 -----------------------------------------------
      Year Ended December 31,    Period End   Average(1)      High         Low
      -----------------------    ----------   ----------   -----------  --------
1997............................     8.07        7.93          8.41        7.72
1998............................     9.90        9.24         10.20        8.46
1999............................     9.48        9.56         10.60        9.24
2000............................     9.62        9.47         10.09        9.18
2001............................     9.16        9.34          9.97        9.03
2002 (through May 31)...........     9.65        9.51          9.71        9.00

------------
(1)  Average of month-end rates.

         The following table sets forth, for the periods indicated, the high and low exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar.

                                               Exchange Rate
                                           --------------------
         2002                               High            Low
         ----                               ----            ---
            May                             9.71            9.40
            April                           9.38            9.00
            March                           9.11            9.00
            February                        9.17            9.05
            January                         9.25            9.10
         2001
             December                       9.25            9.09

         For a discussion of the effects of fluctuations in the exchange rates between the peso and the U.S. dollar, see "Item 10. Additional
Information--Exchange Controls."

                                  Risk Factors

Risks Related to Our Operations

The September 11, 2001 terrorist attacks on the United States have had a severe impact on the international air travel industry and have adversely affected our business and may continue to do so in the future.

         Impact on Passenger Traffic

         The terrorist attacks on the United States on September 11, 2001 have had a severe adverse impact on the air travel industry, particularly on U.S. carriers and carriers operating international service to and from the United States. Airline traffic in the United States fell precipitously after the attacks. In Mexico, airline and passenger traffic decreased substantially, although the decrease was less severe than in the United States. Our airports experienced a significant decline in passenger traffic following September 11, 2001 as illustrated in the following chart.

         The following table sets forth passenger traffic volume in our airports, for the periods indicated, and the decrease, as the case may be, as compared to the corresponding period in the prior year.

                                                    Passenger Traffic(1)
                                                       (in thousands)

                                          For the                               For the
                                     three months ended                   three months ended
                                        December 31,                           March 31,
                                      ------------------         %       -------------------          %
                                        2000        2001       change       2001         2002        change
                                      -------     -------     -------     -------      -------     -------
Domestic traffic..................    1,145.7     1,094.1     (4.50)      1,070.2      1,024.3      (4.29)
International traffic.............    1,400.7     1,139.6     (18.64)     2,100.7      1,866.8     (11.13)
                                      -------     -------     -------     -------      -------     -------
  Total...........................    2,546.4     2,233.7     (12.28)     3,170.9      2,891.1      (8.82)
                                      =======    ========     =======     =======      =======     =======

-------------
(1)    Passenger figures exclude transit and general aviation passengers.

         Our revenues are largely dependent on the level of passenger traffic in our airports. Historically, a substantial majority of our revenues have been aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are charges collected from airlines for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate. In 2001, passenger charges represented 62.7% of our total revenues. Any prolonged general reduction in airline passenger traffic will adversely affect our business, results of operations, prospects and financial condition.

         Any further terrorist attacks or the threat thereof, whether or not involving commercial aircraft, the general increase of hostilities relating to reprisals against terrorist organizations or otherwise and any related economic impact could result in decreased passenger traffic and increased costs to the air travel industry and, as result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

         Impact on Operations

         The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs. Following the events of September 11, we reinforced security at our airports. For a description of the security measures adopted by us, see "Item 4. Information on the Company--Non-Aeronautical Services--Airport Security." While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future. In addition, our general liability insurance premiums for 2002 have increased more than three-fold and may continue to rise in the future. Since October 2001, we carry a U.S.$50 million insurance policy covering losses from terrorist acts. Since our insurance policies do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$50 million, we could incur significant costs if we were to be directly affected by events of this nature. An increase in our operating costs following September 11 may have an adverse effect on our results of operations.

         Similarly, the users of airports, principally airlines, have been subject to increased costs. Airlines have been required to adopt additional security measures following the September 11 events and may be required to comply with more rigorous security guidelines in the future. Premiums for aviation insurance have increased substantially and could escalate further. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has given no indication of an intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines' costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

         Due in part to the lack of predictability of future air traffic, we are unable to estimate the long-term impact on us of the events of September 11, 2001. However, given the nature of these unprecedented events and their potential subsequent events, the adverse impact to our financial condition, results of operations and prospects may be material.

Because we have a limited operating history as an independent company, there is limited information upon which you can evaluate our business.

         Until November 1, 1998, our nine airports were operated by the Mexican Airport and Auxiliary Services Agency together with substantially all other airports in Mexico. Although we formally assumed the operation of these airports under our concessions on November 1, 1998, the Mexican Airport and Auxiliary Services Agency continued to operate the airports under an administrative services agreement through April 19, 1999. On April 19, 1999, we terminated this services agreement. From April 19, 1999, our results of operations began to reflect the management of our business by our management team independent of the Mexican Airport and Auxiliary Services Agency. In addition, our management has limited experience operating under our current regulatory environment. Accordingly, ASUR has a limited operating history under current management from which you can make an investment decision in ASUR.

Our business is highly dependent upon revenues from Cancun International
Airport.

         In 2000 and 2001, Ps.851.2 million and Ps.817.9 million, respectively, or 70.3% and 70.3%, respectively, of our revenues were derived from operations at Cancun International Airport. During 2000 and 2001, Cancun International Airport represented 67.7% and 68.0%, respectively, of our passenger traffic and 40.3% and 41.5%, respectively, of our air traffic movements. The desirability of Cancun as a tourist destination and the level of tourism to the area is dependent on a number of factors, many of which are beyond our control. We cannot assure you that tourism to Cancun will not decline in the future. Any event or condition affecting Cancun International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

We may be restricted from increasing prices or required to reduce prices because a significant portion of our revenues is regulated.

         In 2000 and 2001, approximately 91.1% and 90.8%, respectively, of our total revenues were earned from regulated sources of revenues. As a result of the price regulation system applicable to our airports, our flexibility to set or raise prices with respect to services that generate substantially all of our revenues may be limited. We may also be required to reduce prices on services that are subject to regulation. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated. For a discussion of sources of revenue subject to price regulation, see "Item 4. Information on the Company--Regulatory Framework--Price Regulation."

Our flexibility in managing our business is limited by the regulatory environment in which we operate.

         Our airports, like airports in other countries, are highly regulated. These regulations may limit our flexibility in operating our business, which could have a material adverse effect on our business, results of operations, prospects and financial condition.

We cannot predict how the regulations governing our business will be applied.

         Many of the laws, regulations and instruments that regulate our business only recently were adopted or became effective, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law and its regulations or other applicable law, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot assure you that we will not encounter difficulties in complying with these laws, regulations and instruments. Moreover, there can be no assurance that the laws and regulations governing our business will not change.

         The Ministry of Communications and Transportation has announced that it intends to establish a new, independent regulatory agency to supervise the operation of our airports, as well as those of other airports that have been opened to private investment. For further information on this agency, see "Item
4. Information on the Company--Regulatory Framework--New Regulatory Agency." We cannot predict whether or when this new agency will be organized, the scope of its authority, the actions that it will take in the future or the effect of any such actions on our business.

We may inadvertently exceed our maximum rates.

         We intend to charge prices for regulated services at each airport that are as close as possible to that airport's maximum chargeable rates. Our prices are based on management's projections of passenger and cargo traffic volume and other variables. "Item 4. Information on the Company--Regulatory Framework." These projections may differ from an airport's actual results of operations, which may cause us to exceed our maximum rates. To avoid exceeding our maximum rates at year end, we may be required to take actions, including reducing our prices during the latter part of the year or establishing provisions for exceeding our applicable rates, which could have a material adverse effect on our results of operations.

         If we exceed the maximum rate at any airport at the end of any year, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for violations of certain terms of a concession, including for exceeding the airport's maximum rates, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

A devaluation of the peso may cause us to exceed our maximum rates.

         Our international passenger tariffs are denominated in U.S. dollars, but paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 30 to 60 days following the date of each flight. We intend to charge prices that are as close as possible to our maximum chargeable rates. Because we generally are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)), a devaluation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports which could lead to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

The price regulatory system applicable to our airports does not guarantee that our consolidated results of operations, or that the results of operations of any airport, will be profitable.

         The system of price regulation applicable to our airports establishes an annual maximum rate for each airport, which is the maximum annual amount of revenues per work load unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined for each year through December 31, 2003. For a discussion of the framework for establishing our maximum rates and the application of these rates, see "Item 4. Information on the Company--Regulatory Framework--Price Regulation." Under the terms of our concessions, there is no guarantee that the results of operations of any airport will be profitable.

         Our concessions provide that an airport's maximum rates will be adjusted periodically for inflation. Although we are entitled to request additional adjustments to an airport's maximum rates under certain circumstances, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain events specified in our concessions have occurred. The circumstances under which we are entitled to an adjustment are described under "Item 4. Information on the Company--Regulatory Framework--Price Regulation--Special Adjustments to Maximum Rates." Therefore, there can be no assurance that any such request would be granted.

Our revenues and profitability may not increase if we fail to implement our business strategy.

         Our ability to increase our revenues and profitability will depend in part on whether we can successfully implement our business strategy of increasing our revenues from commercial activities and increasing passenger and cargo traffic at our airports. Our ability to increase our revenue from commercial activities, which are not regulated, is dependent on several factors, including:

          o our ability to redesign the layout of our terminals so as to improve passenger access to commercial areas;

          o our ability to change the mix of retailers and other commercial tenants in our airports;

          o our ability to change the basis of payments of our commercial leases from a fixed-fee basis to a percentage-of-revenue basis, which may depend in part on our ability to evict certain commercial tenants;

          o our ability to attract retailers of brand name goods and internationally-recognized franchise operators as tenants to our airports;

          o our ability to successfully market our airports and the destinations they serve; and

          o whether the Ministry of Communications and Transportation approves changes to the design of terminals in our airports.

         Each of these factors is subject to various risks and uncertainties. Further, our ability to increase our commercial revenue is partially dependent upon increasing passenger traffic at our airports. We cannot assure you that we will be successful in implementing our strategy or that we will have sufficient capacity to accommodate passenger traffic growth. The passenger traffic volume in our airports also depends on other factors beyond our control, such as the appeal of Cancun as a tourist destination. Accordingly, there can be no assurance that the passenger traffic volume in our airports will increase.

Our concessions may be terminated under various circumstances, some of which are beyond our control.

         We operate each of our airports under a 50-year concession granted by the Mexican government. A concession may be terminated for a variety of reasons. For example, a concession may be terminated if we fail to make the committed investments required by the terms of that concession. In addition, in the event that we exceed the applicable maximum rate at an airport in any year, the Ministry of Communications and Transportation is entitled to reduce the applicable maximum rate at that airport for the subsequent year and assess a penalty. Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in termination only if sanctions have been imposed for violation of the relevant term at least three times. Violations of other terms of a concession can result in the immediate termination of the concession. We would face similar sanctions for violations of the Mexican Airport Law or its regulations. Although we believe we are currently complying with the principal requirements of the Mexican Airport Law and its regulations, we are not in compliance with certain requirements under the regulations. These violations could result in fines or other sanctions being assessed by the Ministry of Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times. For a description of the consequences that may result from the violation of various terms of our concessions, the Mexican Airport Law or its regulations, see "Item 4. Information on the Company--Regulatory Framework--Penalties and Termination and Revocation of Concessions and Concession Assets." Under applicable Mexican law and the terms of our concessions, our concessions may also be made subject to additional conditions, which we may be unable to meet. Failure to meet these conditions may also result in fines, other sanctions and the termination of the concessions.

         In addition, the Mexican government may terminate one or more of our concessions at any time through reversion, if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so. In the event of a reversion of the public domain assets that are the subject of our concessions, the Mexican government under Mexican law is required to compensate us for the value of the concessions based on the results of an audit performed by appraisers. There can be no assurance that we will receive compensation equivalent to the value of our investment in our concessions and related assets in the event of such a revocation.

         In the event that any one of our concessions is terminated, whether through revocation or otherwise, our other concessions may also be terminated. Thus, the loss of any concession would have a material adverse effect on our business and results of operations. For a discussion of events which may lead to a termination of a concession, see "Item 4. Information on the Company--Regulatory Framework--Penalties and Termination and Revocation of Concessions and Concession Assets." Moreover, we are required to continue operating each of our nine airports for the duration of our concessions, even if one or more of them are unprofitable.

Competition from other tourist destinations could adversely affect our business.

         One of the principal factors affecting our results of operations and business is the number of passengers using our airports. The number of passengers using our airports may vary as a result of factors beyond our control, including the level of tourism in Mexico. In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Acapulco, Puerto Vallarta and Los Cabos, or elsewhere, such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean island and Central American destinations. The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of Mexico. There can be no assurance that tourism levels in the future will match or exceed current levels.

We may have contingent tax liabilities relating to three businesses we have acquired and other contractual rights that we plan to acquire in the future.

         Our predecessor, the Mexican Airport and Auxiliary Services Agency, entered into three agreements providing for the development of businesses within specified areas of Cancun International Airport and Merida International Airport.

         In connection with our assumption of the operation of our nine airports on November 1, 1998, the Mexican Airport and Auxiliary Services Agency transferred to us its rights to receive payment under these agreements. On November 25, 1998, Cancun Air, S.A de C.V., Dicas, S.A. and Aeropremier de Mexico, S.A de C.V., the counterparties to these agreements, agreed to transfer their rights and obligations under these agreements to us effective June 30, 1999 for an aggregate purchase price of U.S.$39.6 million, 30% of which was paid on June 30, 1999 and the remaining 70% of which was paid on June 30, 2000. We are also in the process of acquiring additional rights from Cancun Air, S.A. de C.V., for approximately U.S.$1.1 million. For further discussion of these acquired businesses and rights, see "Item 4. Information on the Company--Business Overview--Acquisition of Businesses." Although these businesses were or plan to be acquired through the termination of outstanding lease agreements, under Mexican tax law we could be considered the successor to these businesses and thus could be jointly and severally liable for any tax liabilities related to the operation of these businesses prior to our acquisition, up to the value of the acquired businesses. We are not able to determine the likelihood of such tax liability, if any. Under the terms of the agreements by which we acquired and will acquire these businesses, we are entitled to indemnification from the prior operators of these businesses in the event that we were required to pay any such tax liability.

The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

         Airlines and other entities controlled by Cintra, S.A. de C.V., a holding company of the Mexican government, collectively accounted for approximately 36.0%, 29.4% and 29.5% of the revenues generated by our airports in 1999, 2000 and 2001, respectively. After a period of study, the Mexican Congress has approved the separate privatization of the companies through a competitive bidding process. No date has yet been set for this process. In addition, in recent years American Airlines and Continental Airlines have accounted for a significant portion of the revenues generated by our airports (5.3% and 5.8%, respectively, in 2000 and 5.0% and 6.0%, respectively, in 2001). Our business and results of operations would be adversely affected if we do not continue to generate comparable portions of our revenue from these key customers. We do not have contracts with any airlines that obligate them to continue providing service to our airports. We can offer no assurance that competing airlines would seek to increase their flight schedules if any of these airlines reduced their use of our airports. We expect that we will continue to generate a significant portion of our revenues from a relatively small number of airlines in the foreseeable future.

         In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico. Accordingly, we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates.

         Our maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the initial five-year term ending December 31, 2003, an annual efficiency adjustment factor of 1% has been established by the Ministry of Communications and Transportation. In the future, the annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport's maximum rates every five years. For a description of these efficiency adjustments, see "Item
4. Information on the Company--Regulatory Framework--Price Regulation--Methodology for Determining Future Maximum Rates." We cannot assure you that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport's maximum rate.

The operations of our airports may be disrupted due to the actions of third parties, which are beyond our control.

         As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities and airlines. We are also dependent upon the Mexican government or entities of the government for provision of services such as energy, supply of fuel to aircraft at our airports and immigration services for our international passengers. We are not responsible for and cannot control the services provided by these parties. Any disruption in or adverse consequence resulting from their services may have a material adverse effect on the operation of our airports and on our results of operations.

         In August 2000, the union for Mexican air traffic controllers, who are employed by the Mexican air traffic control authority (which is a division of the Ministry of Communications and Transportation) and not us, announced that they intended to go on strike to seek higher salaries. A Mexican court subsequently enjoined the air traffic controllers from striking, and the air traffic controllers are challenging this injunction through legal proceedings. The government and the union settled this dispute and the strike never occurred. A strike, work stoppage or slowdown or similar event by the air traffic controllers working in our airports could result in a disruption of service in our airports and have a material adverse effect on our results of operations.

The Mexican government could grant new concessions that compete with our airports.

         The Mexican government could grant additional concessions to operate existing government-managed airports, or authorize the construction of new airports, which could compete directly with our airports. For example, in March 2000, a new airport opened in Chichen Itza, which also serves popular tourist destinations in southeast Mexico and may compete with several of our airports. Any competition from other such airports could have a material adverse effect on our business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport is required to be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, we cannot assure you that we would participate in such process, or that we would be successful if we did participate.

Natural disasters could adversely affect our business.

         From time to time, the southeast region of Mexico, like other Caribbean destinations, experiences hurricanes, particularly during the third quarter of each year. Portions of the southeast region also experience earthquakes from time to time. Natural disasters may impede operations, damage infrastructure necessary to our operations or adversely affect the destinations served by our airports. Any of these events could reduce our passenger traffic volume. The occurrence of natural disasters in the destinations we serve could adversely affect our business, results of operations, prospects and financial condition. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption. Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on the policies.

Our business could be adversely affected by a downturn in the U.S. economy.

         In 2000 and 2001, 67.3% and 68.4%, respectively, of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States. Thus, our business is dependent on the condition of the U.S. economy, and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

         We cannot predict what future effect the September 11, 2001 terrorist attacks, any future terrorist attacks or threatened attacks on the United States or the retaliatory measures taken by the United States in response to these events may have on the U.S. economy. The current economic downturn in the United States may continue to negatively affect our results of operations and a prolonged economic crisis in the United States will likely have a material adverse effect on our results of operations.

NAFIN and ITA have substantial influence over our management and their interests may differ from those of other stockholders.

         NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government, continues to hold 33,260,870 series B shares, representing 11.1% of our capital stock, and votes these shares based on the instructions of the Ministry of Communications and Transportation. NAFIN, for its own account and not for the Ministry of Communications and Transportation account, has also entered into an agreement that may result in its acquisition of the 25.5% interest in ITA currently held by Triturados Basalticos y Derivados, S.A. de C.V., as described under "Item 7. Major Shareholders and Related Party Transactions."

         ITA continues to hold series BB shares representing 15.0% of our capital stock, which provide it with special management rights. For example, ITA is allowed to appoint and remove our chief executive officer and at least half of our other executive officers (currently two of four) and to elect two members of our board of directors. ITA also has the right to veto certain actions requiring approval of our stockholders. Our bylaws also provide ITA veto rights with respect to certain corporate actions so long as its series BB shares represent at least 7.65% of our capital stock. Special rights granted to ITA are more fully discussed in "Item 10. Additional Information" and "Item 7. Major Shareholders and Related Party Transactions." As described under "Item 7. Major Shareholders and Related Party Transactions--ITA Trust and Shareholders Agreement," the shareholders of ITA have entered into an agreement suspending certain veto rights previously corresponding to Triturados y Basalticos Derivados, S.A. de C.V. The suspension of these rights has the effect of increasing the influence of Copenhagen Airports A/S in our management and business policies. Copenhagen Airports A/S owns 750,000 ADSs representing 7,500,000 series B shares. As a result, Copenhagen Airports A/S directly holds series B shares representing 2.9% of our series B shares and 2.5% of our total capital stock.

         As a result, NAFIN, in its individual capacity and as representative of the Ministry of Communications and Transportation, and ITA, as our principal stockholder, are likely to substantially influence our management and matters requiring the approval of our stockholders. The interests of NAFIN and ITA may differ from those of our other stockholders, and there can be no assurance that NAFIN and ITA would exercise their rights in ways that favor the interests of our other stockholders.

Our operations are at greater risk of disruption due to the dependence of most of our airports on a single commercial runway.

         As is the case with many other domestic and international airports around the world, most of our airports, including Cancun International Airport, have only one commercial aviation runway. While we seek to keep our runways in good working order and to conduct scheduled maintenance during off-peak hours, we cannot assure you that the operation of our runways will not be disrupted due to required maintenance or repairs. In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control. The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.

         In addition to its commercial runway, there is a runway operated by the military at Cozumel International Airport. This military runway is generally used by small aircraft approximately 20 to 25 days per year between November and May when wind conditions make landings by these aircraft on the commercial runway more difficult. Neither we nor our predecessor has ever been denied access to this military runway; however, there is currently no agreement that obligates the armed forces to provide us access to this runway. In 1998, a cruise ship dock was constructed near Cozumel International Airport. From time to time, cruise ships obstruct part of the air space required for landings on the military runway. The airport's military runway was extended at no cost to us in the third quarter of 2000 in order to eliminate this obstruction; however, use of the extension is currently blocked by trees. We have not used this runway and do not expect to do so in the future.

Risks Related to Mexico

Economic developments in Mexico may adversely affect our business and results of operations.

         Although a substantial portion of our revenues is derived from foreign tourism, Mexican passengers in recent years have represented approximately half of the passenger traffic volume in our airports. In addition, all of our assets are located, and all of our operations are conducted, in Mexico. As a result, our business, financial condition and results of operation could be adversely affected by the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico, or by political developments in Mexico.

Mexico has experienced adverse economic conditions.

         Mexico has experienced adverse economic conditions, including high levels of inflation. From 1982 to 1987, Mexico experienced periods of slow or negative growth, high inflation, large devaluations of the peso and limited availability of foreign currency. In the late 1980s and early 1990s, Mexico's growth rate increased, the inflation rate declined and the U.S. dollar/peso exchange rate was relatively stable. Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by the following:

          o    exchange rate instability,

          o    devaluation of the peso,

          o    high inflation,

          o    high domestic interest rates,

          o    negative economic growth,

          o    reduced consumer purchasing power, and

          o    high unemployment.

         The economic crisis occurred in the context of a series of internal disruptions and political events, including:

          o    a large current account deficit,

          o civil unrest in the southern state of Chiapas (in which one of our airports is located),

          o    the assassination of two prominent political figures,

          o    a substantial outflow of capital, and

          o    a significant devaluation of the peso.

         In response, the Mexican government implemented a broad economic reform program. Economic conditions in Mexico improved in 1996 and 1997. However, a combination of factors led to a slowdown in Mexico's economic growth in 1998. Notably, the decline in the international price of oil resulted in a reduction of federal revenues, approximately one-third of which are derived from petroleum taxes and duties. In addition, the economic crises in Asia and Russia and the financial turmoil in Brazil, Venezuela and elsewhere produced greater volatility in the international financial markets, which further slowed Mexico's economic growth. In 1999, inflation in Mexico was 12.3%, interest rates on 28-day Mexican government treasury securities averaged 21.4% and the peso appreciated 3.6% in value (in nominal terms) against the U.S. dollar. During 2000, inflation in Mexico was 8.96%, interest rates on 28-day government treasury securities averaged 15.25% and the peso depreciated by 1.58% (in nominal terms) against the U.S. dollar. The Mexican government has reported that real GDP grew by 3.2% in 1999, 6.9% in 2000 and estimates that it decreased by 0.3% in 2001. In 2001, inflation in Mexico was 4.4%, interest rates on 28-day Mexican government treasury securities averaged 11.31% and the peso appreciated by 4.2% (in nominal terms) against the U.S. dollar.

         We cannot assure you that similar events will not occur, or that any recurrence of these or similar events will not adversely affect our business, results of operations, prospects and financial condition.

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

         Following the devaluation of the peso in December 1994, the aggregate passenger traffic volume in our airports in 1995 decreased as compared to the prior year, reflecting a decrease in domestic passenger traffic volume which more than offset an increase in international passenger traffic volume. Any future depreciation of the peso is likely to reduce our aggregate passenger traffic volume, which may have a material adverse effect on our results of operations. In addition, we cannot assure you that any future devaluation would result in an increase in international passenger traffic.

         Devaluation or depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the series B shares, as well as the dollar value of any dividend or other distributions that we may make.

         As of December 31, 2001, approximately 24.9% of our liabilities (U.S.$2.2 million) were dollar-denominated. Although we currently intend to fund the investments required by our business strategy through cash flow from operations, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

         Severe devaluation or depreciation of the peso may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies.

Political conditions in Mexico, including the recent transition to a new presidential administration, could affect our operations.

         Mexican political events may significantly affect our operations and the performance of Mexican securities, including our stock. The national elections held in July 2000 ended 71 years of rule by the Institutional Revolutionary Party ("PRI") with the election of president Vicente Fox, a member of the National Action Party ("PAN"), and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. This shift in political power has transformed Mexico from a one-party state to a pluralist democracy. Additionally, neither the PRI nor the PAN currently have a majority in the Congress or Senate. Although there have not yet been any material adverse repercussions resulting from this political change, multi-party rule is still relatively new in Mexico and could result in economic or political conditions that materially and adversely affect our business and operations. The lack of a majority party in the legislature and the lack of alignment between the legislature and the President could result in deadlock and prevent the timely implementation of economic reforms, which in turn could have a material adverse effect on the Mexican economy and on our business.

         Developments in other countries may affect us.

         The market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In October 1997, prices of both Mexican debt and equity securities decreased substantially as a result of the sharp drop in Asian securities markets. Similarly, in the second half of 1998 and in early 1999, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil. In December 2001, amid public demonstrations and after a lengthy recession and the resignation of its President, Argentina declared a suspension on the payment of its foreign debt. Subsequently, after several brief presidencies, Eduardo Duhalde was named as President in January 2002. With some limitations, President Duhalde's administration has allowed Argentina's currency to float resulting in the devaluation of the Argentine peso. If Argentina's economic environment continues to deteriorate or does not improve, the economy of Mexico, as a trading partner, could also be affected, as could the price of our shares and ADSs. There can be no assurance that the market value of our securities will not be adversely affected by events elsewhere.

         Corporate disclosure.

         There may be less or different publicly available information about issuers of securities in Mexico than is regularly published by or about issuers of securities in certain countries with highly developed capital markets. In addition, differences in accounting and other reporting principles and standards may cause our results to differ substantially from those results that would have been obtained using other principles and standards, such as U.S. GAAP.

                           FORWARD LOOKING STATEMENTS

         This Form 20-F contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

          o    projections of operating revenues, net income (loss), net income
               (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,
          o    statements of our plans, objectives or goals,
          o statements about our future economic performance or that of Mexico or other countries in which we operate, and
          o    statements of assumptions underlying such statements.

         Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

         Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed above under "Risk Factors," include cancellations of significant construction projects included in backlog, material changes in the performance or terms of our concessions, developments in legal proceedings, limitations on our access to sources of financing on competitive terms, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

         Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4.  Information on the Company

                     HISTORY AND DEVELOPMENT OF THE COMPANY

         Grupo Aeroportuario del Sureste, S.A. de C.V., or ASUR, is a corporation (sociedad anonima de capital variable) organized under the laws of Mexico. We were incorporated in 1998 as part of the Mexican government's program for the opening of Mexico's airports to private-sector investment. We are a holding company and conduct all of our operations through our subsidiaries. The terms "ASUR," "we" and "our" in this annual report refer both to Grupo Aeroportuario del Sureste, S.A. de C.V. as well as Grupo Aeroportuario del Sureste, S.A. de C.V. together with its subsidiaries. Our registered office is located at Boulevard Manuel Avila Camacho No. 40, 6th Floor, Col. Lomas de Chapultepec, 11000 Mexico, D.F., Mexico, telephone 011-525-284-0400.

Investment by ITA

         As part of the opening of Mexico's airports to investment, the Mexican government sold a 15% equity interest in ASUR to ITA pursuant to a public bidding process. ITA's stockholders include Copenhagen Airports A/S, which owns a 25.5% interest in ITA. Copenhagen Airports A/S is among the world's leading airport operators and has won several international awards, including the 1997, 1998 and 1999 IATA awards for world's best airport shopping facilities, as well as the IATA 1999 award for world's best airport for overall passenger satisfaction. In 2001, approximately 18.1 million passengers were served at airports operated by Copenhagen Airports A/S. ITA's other stockholders currently are Triturados Basalticos y Derivados, S.A. de C.V., VINCI, S.A. and Cintra Concesiones de Infraestructura de Transporte, S.A., a subsidiary of the Spanish group Ferrovial. Triturados Basalticos y Derivados, S.A. de C.V. has entered into an agreement that may result in its transfer of its interest in ITA to one of its creditors, NAFIN. Triturados Basalticos y Derivados, S.A. de C.V. has also entered into conflicting agreements purporting to transfer to an affiliate these same shares of ITA. See "Item 7. Major Shareholders and Related Party Transactions--ITA Trust and Shareholders' Agreement" for a discussion of the dispute relative to these agreements.

         ITA paid the Mexican government a total of Ps.1,165.1 million (nominal pesos, excluding interest) (U.S.$120.0 million based on the exchange rates in effect on the dates of payment) in exchange for:

          o 45,000,000 series BB shares representing 15% of our outstanding capital stock,

          o three options to subscribe for newly issued series B shares. These options allow ITA to subscribe for 2%, 2% and 1% of our capital stock outstanding at the time of each exercise, each determined on a fully diluted basis, at a price per-share equal to the per-share purchase price of ITA's 15% interest plus a premium accruing at an annual rate of 5%, and

          o the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement, a technical assistance agreement and a shareholders' agreement under terms established during the public bidding process. These agreements are described in greater detail under "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions."

         Under the technical assistance agreement, ITA provides management and consulting services and transfers industry "know-how" and technology to ASUR in exchange for a technical assistance fee. This agreement is more fully described in "Related Party Transactions." The agreement provides us a perpetual and exclusive license in Mexico to use all technical assistance and "know-how" transferred to it by ITA or its stockholders during the term of the agreement. The agreement has an initial fifteen-year term, and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. ITA provides us assistance in various areas, including: development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic volume at our airports, assistance with the preparation of the master development plans that we are required to submit to the Ministry of Communications and Transportation with respect to each of our airports and the improvement of our airport operations.

         The technical assistance fee is equal to the greater of a fixed dollar amount or 5% of ASUR's annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican GAAP and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreases during the agreement's initial five years. We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization. The fixed dollar amount is U.S.$5.0 million in 1999 and 2000, U.S.$3.0 million in 2001 and 2002 and U.S.$2.0 million for each subsequent year. These amounts are adjusted annually for inflation (measured by the U.S. consumer price index) as from the first anniversary of the technical assistance agreement. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. Under Mexican tax law, companies may not deduct fees that are determined by reference to their profitability (as defined under Mexican tax law).

         The technical assistance agreement allows ITA, its stockholders and their affiliates to render additional services to ASUR only if the Acquisitions and Contracts Committee of our board of directors determines that these related persons have submitted the most favorable bid in a public bidding process involving at least three unrelated parties. For a description of this committee, see "Item 6. Directors, Senior Management and Employees--Management--Committees."

         Under our bylaws, the participation agreement and the technical assistance agreement, ITA has the right to elect two members of our board of directors (which currently consists of seven members) and to appoint and remove our chief executive officer and half of our executive officers (currently two of four). As the holder of the series BB shares, ITA's consent is also required to approve certain corporate matters so long as ITA's series BB shares represent at least 7.65% of our capital stock. In addition, our bylaws, the participation agreement and the technical assistance agreement contain certain provisions designed to avoid conflicts of interest between ASUR and ITA. The rights of ITA in our management are explained in "Item 6. Directors, Senior Management and Employees--Management--Committees." ITA's stockholders have entered into an agreement regarding the exercise of ITA's rights and performance of its obligations under our bylaws, the participation agreement, the technical assistance agreement and the option agreement. The ITA shareholder's agreement is described in "Principal Stockholders and NAFIN Trust."

         The remaining 85% of ASUR's outstanding capital stock, consisting of 255,000,000 series B shares, was sold by the Mexican government to a Mexican trust established by NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government. This trust was the selling stockholder in the global offering.

         Our bylaws provide that ITA may not transfer any of its series BB shares until the third anniversary of the global offering. From the end of this no-sale period until December 18, 2008, ITA may transfer up to 49% of its series BB shares without restriction. After December 18, 2008, ITA may sell in any year up to 20% of its remaining 51% ownership interest in ASUR represented by series BB shares. Our bylaws provide that series BB shares must be converted into series B shares prior to transfer. For a more detailed discussion of ITA's rights to transfer its stock, see "Item 10. Additional Information."

         As required under the participation agreement entered into in connection with the Mexican government's sale of the Series BB shares of ASUR to ITA, ITA has transferred its series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C. Under the terms of the participation agreement and the trust agreement, ITA's key partners, currently Copenhagen Airports A/S and Triturados Basalticos y Derivados, S.A. de C.V., may not transfer their current 25.5% ownership interest in ITA prior to December 18, 2014 without the consent of the Ministry of Communications and Transportation. To the extent that a key partner acquires shares of ITA in excess of its current 25.5% interest, this additional interest may be sold without restriction three years following the global offering. See "Item 7. Major Shareholders and Related Party Transactions--ITA Trust and Shareholders' Agreement" for a further description of these provisions and a discussion of the uncertainty surrounding the 25.5% interest in ITA currently held by Triturados Basalticos y Derivados. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If ITA or any of its stockholders defaults on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

         Pursuant to the terms of the trust, ITA may direct the trustee to vote only shares representing up to 10% of ASUR's capital stock. Any shares in excess of 10% are voted by the trustee in accordance with the vote of the majority of series B shares. The trust does not affect the veto and other special rights granted to the holders of series BB shares described in "Item 10. Additional Information."

         Under the terms of our concessions, each of our subsidiary concession holders is required to present a master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan includes investment commitments (including capital expenditures and improvements) of the concession holder for the succeeding five-year period. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. On July 28, 2000, the Ministry of Communications and Transportation approved each of our master development plans. Our next master development plans are scheduled to be submitted to the Ministry of Communications and Transportation for its review and approval by December 31, 2002 and are scheduled to go into effect on January 1, 2003.



         The following table sets forth our committed investments for each airport pursuant to the terms of our current master development plans for the periods presented.

                                                    Committed Investments


                                                                 Year ended December 31,
                                     ------------------------------------------------------------------------------
                                         2000(1)          2001            2002            2003            Total
                                     ------------     ------------    ------------    ------------     ------------
                                                                   (thousands of pesos)
Cancun..........................      Ps.   277,908  Ps.   151,677   Ps.    57,029   Ps.    15,837   Ps.    502,451
Merida..........................             57,296          2,601           6,402          17,974           84,273
Cozumel.........................             71,500         30,299          14,863           3,503          120,165
Villahermosa....................             21,318          2,141          22,333           7,381           53,173
Oaxaca..........................             43,959            536           8,194           7,374           60,063
Veracruz........................             16,247         26,960          19,414          10,779           73,400
Huatulco........................             10,664         14,065          36,503           3,925           65,157
Tapachula.......................              9,976         17,495           2,880           2,075           32,426
Minatitlan......................             12,100          1,383           8,411           2,304           24,198

                                       ------------   ------------     -----------     -----------     ------------
Total.........................        Ps.   520,968  Ps.   247,157   Ps.   176,029   Ps.    71,152   Ps.  1,015,306
                                       ============   ============     ===========    ============     ============

-----------
(1) Reflects committed investments for the period from May 1, 1999 to December 31, 2000.

         The following table sets forth our historical capital expenditures, in the periods indicated.

                              Capital Expenditures

  Year ended December 31,                (thousands of pesos)
  -----------------------                --------------------

1997................................          Ps.   91,141
1998................................               222,626
1999................................                42,435
2000................................               220,744
2001................................               343,341


         We expect to fund our operations and capital expenditures in the short-term and long-term through cash flow from operations. Although we may incur indebtedness from time to time, we do not currently anticipate that we will be required to incur indebtedness to satisfy our commitments under our master development plans or to fund our other capital expenditures.

                                BUSINESS OVERVIEW

         We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports' facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our concessions include the concession for Cancun International Airport, the second busiest airport in Mexico in 2001 in terms of passenger traffic volume and the busiest in terms of international passengers volume, according to the Mexican Airport and Auxiliary Services Agency. We also hold concessions to operate the airports in Cozumel, Huatulco, Merida, Minatitlan, Oaxaca, Tapachula, Veracruz and Villahermosa.

         Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with 19.8 million visitors in 2001, according to the World Tourism Organization. Within Latin America and the Caribbean, Mexico ranked first in 2001 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy, contributing U.S.$8.4 billion in 2001, according to the World Tourism Organization. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

         Cancun and its surroundings was the most visited international tourism destination in Mexico in 2001, according to the Mexican Ministry of Tourism. Cancun International Airport represented 67.7% and 68.0% of our passenger traffic volume and 70.3% and 70.3% of our revenues in 2000 and 2001, respectively. At December 31, 2001, Cancun had approximately 25,086 hotel rooms, according to the Mexican National Trust for Tourism Development. We believe that Cancun International Airport is positioned to benefit from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico's most rapidly developing tourism areas. According to the Mexican National Trust for Tourism Development, the Mayan Riviera had approximately 18,377 rooms as of December 31, 2001.

         Our airports served approximately 11.4 million passengers in 2000 and approximately 11.2 million passengers in 2001. For year-by-year passenger figures, see "--Business Overview--Our Airports."

         The United States currently is a significant source of passenger traffic volume in our airports. In 2000 and 2001, international passengers represented 58.98% and 59.02%, respectively, of the total passenger traffic volume in our airports. In 2000 and 2001, 67.3% and 68.4%, respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States. As of December 31, 2001, 16 Mexican and 47 international airlines, including US based airlines such as American Airlines and Continental Airlines, were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.

         On July 1, 1999, we began operating three businesses previously operated by third parties in two of our airports, including the charter terminal in Cancun International Airport. We acquired the right to operate these businesses for an aggregate purchase price of U.S.$39.6 million. The charter terminal in Cancun International Airport served 2.0 million passengers in 1999,
2.3 million passengers in 2000 and 1.9 million during 2001. Including the passengers served by the main terminal, Cancun International Airport served a total of 7.0 million passengers in 1999, 7.7 million passengers in 2000 and 7.6 million passengers in 2001. Our operating figures for periods prior to July 1, 1999 do not reflect these acquired businesses. For a discussion of how these acquired businesses are reflected in our financial statements, see "Management's Discussion and Analysis of the acquired business." For a description of the acquired businesses, see "Acquisition of Businesses."

Aeronautical Services

         The following table sets forth our revenues for the period presented.


                                    -------------------------------------------------------
                                           1999               2000               2001
                                    -----------------  -----------------  -----------------
                                                       (thousands of pesos)
Revenues:
     Aeronautical Services.......... Ps.     863,860    Ps.   1,032,173     Ps.     988,670
     Non-Aeronautical Services......         145,331            177,976             175,584
                                     ---------------    ---------------     ---------------
         Total...................... Ps.   1,009,191    Ps.   1,210,149     Ps.   1,164,254
                                     ===============    ===============     ===============

         Aeronautical services represent the most significant source of our revenues. In 1999, 2000 and 2001, aeronautical revenues represented approximately 85.6%, 85.3% and 84.9% of our total revenues, respectively. All of our revenues from aeronautical services are regulated under the "dual-till" price regulation system applicable to our airports.

         Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services. Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense. Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft.

Passenger Charges

         We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger's ticket and collected twice monthly from each airline. Since June 11, 2001, the charge for international passengers is U.S.$14.40 and the charge for domestic passengers is Ps.125.7 (nominal pesos). International passenger charges are currently dollar-denominated, but collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In 2000 and 2001, passenger charges represented 75.7% and 73.9%, respectively, of our aeronautical revenues and 64.5% and 62.7%, respectively, of our total revenues. From July 2000 until April 20, 2001, we offered a discount of 15% on passenger charges at the Merida, Oaxaca and Villahermosa Airports.

Aircraft Landing and Parking Charges, Passenger Walkway Charges and Airport Security Charges

         We collect various charges from carriers for the use of our facilities by their aircraft and passengers. For each aircraft's arrival, we collect a landing charge that is based on the aircraft's maximum takeoff weight. We also collect aircraft parking charges based on the time an aircraft is at an airport's gate or parking position. Each of these charges varies based on the time of day or night that the relevant service is provided (with higher fees generally charged during peak usage periods and at night). We collect aircraft parking charges the entire time an aircraft is on our aprons. Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway. We also assess an airport security charge, which is collected from each airline based on the number of its departing passengers. We provide airport security services at our airports through third-party contractors. We also provide firefighting and rescue services at our airports.

         In 2001, these charges contributed the following amounts to our revenues:

          o landing charges represented 10.0% of our aeronautical revenues and 8.5% of our total revenues;

          o aircraft parking charges represented 12.5% of our aeronautical revenues and 10.6% of our total revenues;

          o airport security charges represented 1.5% of our aeronautical revenue and 1.3% of our total revenues; and

          o passenger walkway charges represented 2.1% of our aeronautical revenues and 1.8% of our total revenues.

         As of the beginning of June, 2001, we adjusted our rates for certain airport services. We implemented this adjustment in airport charges after due approval and registration with the Ministry of Communications and Transportation, which included the consideration of comments by the airline industry against the proposed adjustment. Certain airlines oppose the adjustment and have refused to pay the differential. On January 23, 2002, we were notified that Compania Mexicana de Aviacion, S.A. de C.V., Aerovias de Mexico, S.A. de C.V., Aerovias Caribe, S.A. de C.V., Aerolitoral, S.A. de C.V. and Transportes Aeromar, S.A. de C.V. have initiated a lawsuit against the Ministry of Communications and Transportation requesting that these adjusted rates be declared void. For more information, see "Item 8. Financial Information--Legal Proceedings."

Non-aeronautical Services

General

         Non-aeronautical services have historically generated a proportionately smaller portion of our revenues. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2000 and 2001, revenues from non-aeronautical services represented 14.71% and 15.08%, respectively, of our total revenues, of which 50.0% and 41.8%, respectively, were derived from access fees and 44.7% and 53.3%, respectively, were derived from commercial revenues as defined under the Mexican Airport Law. Prior to July 1, 1999, our revenues from non-aeronautical services also included access fees generated by three businesses that we acquired and began operating as of July 1, 1999.

         Currently, the leasing of space in our airports to airlines and other commercial tenants represents the most significant source of our revenues from non-aeronautical services. Although certain of our revenues from non-aeronautical services are regulated under our "dual-till" price regulation system, our revenues from commercial activities (other than the lease of space to airlines and other airport service providers that is considered essential to an airport) are not regulated.

Commercial Activities

         Leading international airports generally generate an important portion of their revenues from commercial activities. An airport's revenues from commercial activities is largely dependent on passenger traffic, its passengers' level of spending, terminal design, the mix of commercial tenants and the basis of fees charged to businesses operating in the airport. Revenues from commercial activities also depend substantially on the percentage of traffic represented by international passengers due to the revenues generated from duty-free shopping.

         We believe that the commercial sales activity in our airports has the potential to increase due to two factors. First, except for the duty-free stores and certain businesses that have recently entered into amended or new leases, we generally collected rent under our existing leases on a flat-fee basis at levels we believed to be below market. As part of our business strategy, in lieu of these fixed monthly fees, we generally intend to charge monthly royalty fees based on a percentage of a tenant's revenues, subject to a minimum fixed amount. We believe this is customary in the industry. Second, we believe that our predecessor did not emphasize commercial activities in its operation of our airports. As a result, the current layout of our terminals and mix of our tenants is not ideally suited to maximizing revenues from commercial activities. For example, we currently have many tenants that offer substantially the same products and services. In addition, many commercial tenants are not located along principal traffic corridors.

         In early November 2001, we opened a new commercial center at the Cancun airport, which includes duty free shops, a food court, a full service restaurant, a business lounge, a convenience store and a clothing shop. In December 2001, we opened a new commercial center at each of our Merida and Cozumel airports.

         We estimate that revenues from commercial activities in our terminals historically have accounted for less than 10% of the total revenues generated by our airports. In contrast, we believe that revenues from commercial activities account for 30% or more of the consolidated revenues of many leading international airports. Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in our airports.

         Within our nine airports, we leased space to approximately 296 commercial tenants as of December 31, 2001, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenant in terms of occupied space in 2001 was Mera Aeropuertos, S.A. de C.V. We generally charge a fixed monthly fee for the lease of commercial space in our terminals, although the operators of the duty-free stores in three of our airports (Cancun, Cozumel and Merida) pay a rental fee based on a percentage of their revenues.

         As our lease agreements have been expiring, we have sought to enter into new agreements that provide for royalty payments based on a percentage of tenant revenues, subject to a minimum fixed amount. Although certain tenants have resisted entering into agreements providing for royalty fees based on a percentage of their revenues, as of December 31, 2001 a substantial majority of our agreements with tenants are based on royalty fees. See "Item 3. Key Information--Risk Factors--Risks Related to our Operations." We are currently involved in several lease proceedings in which we are seeking a confirmation of our right to terminate certain lease agreements upon the expiration of their term. These proceedings include litigation involving the duty-free stores in Cancun, Cozumel and Merida. Although we cannot predict when these proceedings will end, we expect that they will ultimately be resolved in our favor.

         In October 1999, we awarded a contract to install and operate public telephones in all nine of our airports to Telefonos de Mexico, S.A. de C.V. and BBg Comunicaciones, S.A. de C.V. These telephones are equipped to handle payments in Mexican and U.S. currency, as well as credit card and operator assisted calls. We currently estimate that approximately 75% of the telephones have been installed.

         In May 2000, we offered for competitive bids the rights to develop car rental services at our nine airports. In Cancun, we awarded eight bidders (out of fifteen car rental agencies that operated at the airport prior to the bidding process) the right to operate car rental services. All eight of the winning bidders have signed new agreements with us which provide for the payment of increased rent compared to previous levels. Rent under these agreements will increase further once the seven original car rental agencies that were not awarded operating licenses have vacated their airport facilities. However, we do not expect that the seven holdover agencies will vacate the airport absent a court order, which we are seeking. As of April 2002, we are no longer recognizing revenues from these holdover agencies.

         In December 2000, we awarded the food and beverages concession for the Cancun, Cozumel and Merida airports to Controladora Mera, S.A. de C.V., a Mexican company that specializes in operating restaurants. The 10-year contract began in July 2001, and includes eleven food and beverage units, one business lounge, vending machines, and coffee/snack trolleys.

         In May 2001, we awarded the convenience store concession for all of our nine airports to Cenca Comercializadora, S.A. de C.V. The convenience retail business line includes offerings such as newspapers, magazines, candy, cigarettes, non-prescription pharmaceutical items, and other similar merchandise. The six-year contract commenced in September 2001, and includes a total of 15 stores at the nine airports.

         In June 2001, we awarded airport advertising concessions to a consortium formed by the French and Mexican advertising companies, JCDecaux and UDC, as the result of a bidding process. The eight-year contract began in September 2001, and covers all advertising units at the nine airports. These include the external areas outside the airports (billboards, clock advertising and light-boxes), as well the public areas inside the terminal.

         Also in June 2001, we awarded the retail concession for the Cancun, Merida and Cozumel airports to the consortium formed by the Spanish company Aldeasa S.A. and the Brazilian company Brasif. The ten-year contract commenced in September 2001 and covers ten duty free stores and a cigar store. In November 2001, we entered into a similar ten-year contract with the Mexican retailer, Tiendas Tropicales, S.A. de C.V. covering six destination duty paid stores in the same airports.

Access Charges

         At each of our airports, we earn revenues from charging access fees to various third-party providers of complementary services, including luggage check-in, sorting and handling, aircraft servicing at our gates, aircraft cleaning, cargo handling, aircraft catering services and assistance with passenger boarding and deplaning. Our revenues from access charges are regulated under our "dual-till" price regulation system. Under current regulations, each of these services may be provided by the holder of an airport concession, by a carrier or by a third party hired by a concession-holder or a carrier. Typically, these services are provided by third parties, whom we charge an access fee based on a percentage of revenues that they earn at our airports. Six different contractors provide handling services at our nine airports.

         Prior to July 1, 1999, our revenues from non-aeronautical services also included access fees generated by three businesses that we began operating as of July 1, 1999. Beginning July 1, 1999, our revenues from the aeronautical services related to these businesses are recorded as part of our revenues from aeronautical services, and the balance of the revenues from these businesses will be recorded as part of our revenues from non-aeronautical services.

         Mexico's two largest airlines, Aeromexico and Mexicana, participate in a joint venture (Servicios de Apoyo en Tierra or "SEAT") that provides certain complementary services, such as baggage handling, to various carriers at airports throughout Mexico. SEAT operated at our airports prior to our commencement of operations under our concessions and continues to do so. Under the Mexican Airport Law, third-party providers of complementary services are required to enter into agreements with the respective concession holder at that airport, which we did as of December 27, 2000.

         Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services. SEAT is currently the sole provider of baggage handling services at five of our airports. If SEAT ceased to provide such services directly, we could be required to provide these services or find a third party to provide such services.

Automobile Parking and Ground Transport

         Each of our airports has public car parking facilities consisting of open-air parking lots. Of the parking lots at our nine airports, one lot is operated by a third-party operator under a license agreement. During 2000 we began to operate the parking lots at Cancun, Merida, Tapachula, Minatitlan and Huatulco. As a result, revenues from parking lot fees have increased significantly from Ps.1.9 million in 1999. In 2000 and 2001, our revenues form parking lot fees were Ps.8.4 million and Ps.12.2 million, respectively. Revenues from parking at our airports currently are not regulated, although they could become regulated upon a finding by the Mexican Antitrust Commission that there are no competing alternatives. We began operating parking lots at Veracruz in March 2001, Oaxaca in May 2001 and Villahermosa in March 2002.

         We collect revenues from various commercial vehicle operators, including taxi, bus and other ground transport operators. Our revenues from permanent providers of ground transport services, such as access fees charged to taxis, are subject to price regulation, while our revenues from non-permanent providers of ground transport services, such as access fees charged to charter buses, are not subject to price regulation.

Airport Security

         The General Office of Civil Aviation, Mexico's federal authority on aviation, and the Office of Public Security issue guidelines for airport security in Mexico. At each of our airports, security services are provided by independent security companies that we hire. In 2001, we undertook various measures to improve our security standards at our airports. These measures have included increasing the responsibilities of the private security companies that we hire, the modernization of our baggage scanning and security equipment, the implementation of strict access control procedures to the restricted areas of our airports and the installation of a closed-circuit television monitoring system in several of our airports.

         In response to the September 11, 2001 terrorist attacks in the United States, we have taken additional steps to increase security at our airports. At the request of the Federal Aviation Association of the United States, the General Office of Civil Aviation issued directives in October 2001 establishing new rules and procedures to be adopted at our airports. Under these directives, these rules and procedures were to be implemented immediately and for an indefinite period of time.

         To comply with these directives, we have reinforced security by:

          o increasing and improving the security training of airport personnel,

          o increasing the supervision and responsibilities of both our security personnel and airline security personnel that operate in our airports,

          o    issuing new electronic identification cards to airport personnel,

          o reinforcing control of different access areas of our airports, and

          o physically changing the access points to several of the restricted areas of our airports.

         Airlines have also contributed to the enhanced security at our airports as they have adopted new procedures and rules issued by the General Office of Civil Aviation applicable to airlines. Some measures adopted by the airlines include adding more points for verification of passenger identification, inspecting luggage prior to check-in and reinforcing controls over access to airplanes by various service providers (such as baggage handlers and food service providers).

Fuel

         All airport property and installations related to the supply of aircraft fuel were retained by the Mexican Airport and Auxiliary Services Agency in connection with the opening of Mexico's airports to investment. Pursuant to our concessions, the Mexican Airport and Auxiliary Services Agency has entered into agreements obligating it to pay each of our subsidiary concession holders a fee for access to our facilities equivalent to 1% of the service charge for fuel supply. In the event that the Mexican government were to privatize fuel supply activities in the future, the terms of our concessions provide that it will do so through a competitive bidding process.

Acquisition of Businesses

         When we assumed operation of our nine airports on November 1, 1998, our predecessor, the Mexican Airport and Auxiliary Services Agency, transferred to ASUR its rights to receive payment under three agreements that it had previously entered into with three different companies. These agreements provided for the development of certain businesses within specified areas of Cancun International Airport and Merida International Airport. A general description of these agreements and the parties to each are as follows:

          o Cancun Air, S.A. de C.V. was required to construct and entitled to operate and develop the charter terminal and parking facilities in Cancun International Airport through 2006. In exchange, Cancun Air agreed to pay our predecessor 12% of its total revenue from passenger charges from the charter air terminal and parking facilities through December 31, 2001 and 13% of its total revenue from passenger charges from the charter air terminal and parking facilities from January 1, 2002 through December 19, 2006.

          o Dicas, S.A. was granted the right to construct and maintain the satellite wing and general aviation building in Cancun International Airport in exchange for the right to collect revenues from commercial activities and passenger walkway charges generated by that wing through 2009. In addition, Dicas was required to pay our predecessor 20% of its passenger walkway fees and a percentage of its profits in excess of a specified rate of return. During the term of the lease, Dicas' rate of return never exceeded the amount that would have required it to pay a portion of its profits to our predecessor.

          o Aeropremier de Mexico, S.A. de C.V. was granted the right to construct and operate a general aviation terminal, a first-class lounge, a tourism office and other commercial areas in Merida International Airport. The access fees earned from Aeropremier were not material.

         On November 25, 1998, we acquired the rights and obligations of Cancun Air, Dicas and Aeropremier under these agreements effective June 30, 1999 for an aggregate purchase price of U.S.$39.6 million, 30% of which was paid on June 30, 1999 and the remaining 70% of which was evidenced by notes due June 30, 2000 which were repaid at maturity. Although these businesses were acquired through the termination of outstanding lease agreements, under Mexican tax law we could be considered the successor to these businesses and thus could be jointly and severally liable for any tax liabilities related to the operation of these businesses prior to our acquisition, up to the value of the acquired businesses and until five years following the date the liability initially should have been incurred. We are not able to determine the likelihood of such tax liability, if any. Under the terms of the agreement by which we acquired these businesses, we are entitled to indemnification from the prior operators of these businesses in the event that ASUR were required to pay any such tax liability.

Our Airports

         In 2000, our airports served a total of approximately 11.4 million passengers, approximately 59.0% of which were international passengers. In 2001, our airports served a total of 11.2 million passengers, approximately 59.0% of which were international passengers. In 2000 and 2001, Cancun International Airport accounted for 67.7% and 68.0% of the passenger traffic volume and 70.3% and 70.3% of revenues respectively from our nine airports.

         All of our airports other than Minatitlan Airport are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

         The following table sets forth the total traffic volume and air traffic movements in our nine airports for the periods presented:

                                               Airport Traffic
                                                (in thousands)


                                                        Year ended December 31,
                                       ----------------------------------------------------------
                                          1997        1998        1999         2000        2001
                                       ---------   ---------   ---------    ---------   ---------
Passengers:(1)
Total.............................       8,230.5     8,187.3     9,597.9     11,448.1    11,240.3
                                       =========   =========   =========    =========   =========
Air traffic movements:(2)
Total.............................         192.4       198.1       208.1        207.6       194.9
                                       =========   =========   =========    =========   =========

-----
Source: The Mexican Airport and Auxiliary Services Agency for periods through October 31, 1998; ASUR for periods since November 1, 1998.

(1) Passenger data prior to July 1, 1999 do not include the Cancun charter terminal, because neither ASUR nor our predecessor earned passenger charges from passengers using the Cancun charter terminal prior to that date (although access fees equal to 12% of the passenger charges from passengers using the Cancun charter terminal were collected prior to that date).
(2) Includes landings and departures, in thousands. Air traffic movement data include the Cancun charter terminal for all periods, because ASUR and our predecessor earned landing fees from all landings regardless of the terminal used.



         The following table sets forth the passenger traffic volume for each of our airports during the periods indicated:

                                                                   Passenger Traffic(1)
                                                                      (in thousands)

                                                                  Year ended December 31,
                                              ----------------------------------------------------------------
                                                1997          1998          1999           2000          2001(1)
                                              --------      --------      --------       --------      --------

Cancun Main Terminal.....................      4,781.5       4,614.2       4,993.9        5,450.6       5,771.3
Cancun Charter Terminal(2)...............      1,108.3       1,584.0       1,975.9        2,295.5       1,868.7
  Total Cancun...........................      5,889.8       6,198.2       6,969.8        7,746.1       7,640.0
Merida...................................        802.5         842.3         940.6          903.3         919.4
Cozumel..................................        544.0         585.1         526.8          600.3         565.2
Villahermosa.............................        541.0         500.4         521.7          528.3         533.2
Oaxaca...................................        460.2         467.4         477.1          459.8         440.2
Veracruz.................................        399.6         410.2         467.6          494.1         503.4
Huatulco.................................        335.7         323.5         338.3          331.4         317.3
Tapachula................................        195.4         279.1         289.7          234.4         190.4
Minatitlan...............................        170.6         165.1         158.2          150.4         131.2
                                              --------      --------      --------       --------      --------
  Total..................................      9,338.8       9,771.3      10,689.8       11,448.1      11,240.3
                                              ========      ========      ========       ========      ========
  Total excluding Cancun Charter Terminal      8,230.5       8,187.3       8,713.9        9,152.6       9,371.7
                                              ========      ========      ========       ========      ========

-----------
Source: The Mexican Airport and Auxiliary Services Agency for periods through October 31, 1998; ASUR for periods since November 1, 1998.

(1) The increase and decrease in Cancun's main terminal and charter terminal traffic, respectively, in 2001 is partially due to the occasional diversion of charter flights to the main terminal. See "--Cancun International Airport" below.

(2) The charter terminal in Cancun International Airport began operating in March 1996. We began operating the terminal on July 1, 1999.


         The following table sets forth the air traffic movements for each of our airports during the periods indicated:

                       Air Traffic Movements by Airport(1)

                                      Year ended December 31,
                   ---------------------------------------------------
                      1997       1998       1999      2000      2001
                   ---------   --------   --------  --------  --------

Cancun(2).......     78,582     81,253     79,787    83,587    80,900
Merida..........     22,853     25,711     27,702    25,680    23,627
Cozumel.........     20,125     20,115     17,150    17,670    15,225
Villahermosa....     18,900     17,480     20,854    21,142    19,058
Oaxaca..........     16,974     15,590     18,742    16,052    14,428
Veracruz........     14,879     16,057     19,269    19,103    18,705
Huatulco........      9,514      7,038      7,229     5,988     6,213
Tapachula.......      5,773     10,039     12,114    13,219    12,317
Minatitlan......      4,756      4,773      5,261     5,200     4,431
                    -------    -------    -------   -------   --------
  Total.........    192,356    198,056    208,108   207,641   194,904
                    =======    =======    =======   =======   ========
-----------
Source: The Mexican Airport and Auxiliary Services Agency for periods through October 31, 1998; ASUR for periods since November 1, 1998.
(1)      Includes departures and landings.
(2) Includes the Cancun charter terminal for all periods, because ASUR and our predecessor earned landing fees from all landings regardless of the terminal used.

         The following table sets forth the air traffic movements in our airports for the periods indicated in terms of commercial, charter and general aviation:

                  Air Traffic Movements by Aviation Category(1)

                                          Year ended December 31,
                       ----------------------------------------------------
                          1997      1998       1999        2000       2001
                       ---------  -------    -------     -------    -------

Commercial Aviation... 138,986    141,311    147,961     143,630    137,019
Charter Aviation......  21,181     24,438     23,344      27,312     24,565
General Aviation(2)...  32,189     32,307     36,803      36,699     33,320
                       -------    -------     -------    -------    -------
  Total............... 192,356    198,056    208,108     207,641    194,904
                       =======    =======    =======     =======    ========
-----------
Source: The Mexican Airport and Auxiliary Services Agency for periods through October 31, 1998; ASUR for periods since November 1, 1998.
(1) Includes departures and landings for all nine airports and includes the Cancun charter terminal.
(2)      General aviation generally consists of small private aircraft.

The following table sets forth the revenues for each of our airports during the periods indicated:

                                                        Revenues by Airport

                                                         Year ended December 31,
                        -----------------------------------------------------------------------------------------
                               1999                  2000                                2001
                        -------------------- --------------------- ----------------------------------------------
                        (thousands of pesos)  (thousands of pesos)  (thousands of pesos)       (thousands of
                                                                                                dollars)(1)
Cancun...............    Ps.      645,499      Ps.       851,185       Ps.     817,940   U.S.$            89,202
Merida...............              93,494                 91,432                90,604                     9,881
Cozumel..............              53,890                 57,963                56,290                     6,139
Villahermosa.........              50,976                 49,875                49,822                     5,433
Oaxaca...............              43,050                 41,255                39,467                     4,304
Veracruz.............              44,777                 46,710                47,558                     5,187
Huatulco.............              31,222                 30,914                29,016                     3,164
Tapachula............              31,408                 25,701                20,661                     2,253
Minatitlan...........              14,875                 15,114                12,896                     1,407
                          ---------------      -----------------       ---------------   -----------------------
  Total..............           1,009,191              1,210,149             1,164,254                   126,970
                          ===============      =================       ===============   =======================

 ----------
Source:  ASUR.
(1) Translated into dollars at the rate of Ps.9.1695 per U.S. dollar, the Mexican Ministry of Finance exchange rate for Mexican pesos at December 31, 2001.


Cancun International Airport

         Cancun International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2001, Cancun International Airport was the second busiest airport in Mexico in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. According to the International Civil Aviation Organization, Cancun International Airport was the twelfth largest airport in North and South America in 2001 in terms of international passenger traffic. The airport is located approximately 16 kilometers (ten miles) from the city of Cancun, which has a population of approximately 419,276. In 2000 and 2001, approximately 5.4 million and 5.7 million passengers, respectively, traveled through Cancun International Airport's main terminal. Of these passengers, in 2000 and 2001, 77.5% and 77.3%, respectively, were international passengers. A substantial majority of the airport's international passengers (66.6% in 2000 and 60.1% in 2001) began or ended their travel in the United States. The airport's most important points of origin and destination are Mexico City, Miami, Houston, Dallas and New York. Due to the airport's significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See "Item 3. Key Information--Risk Factors--Risks Related to Our Operations--A decrease in passenger traffic at our airports could adversely affect our business."

         Prior to June 30, 1999, the charter terminal, the general aviation building that handles private aircraft and the commercial operations in the satellite wing of the main terminal were operated by third parties. As of June 30, 1999, we acquired the rights to operate these businesses. During 2001, approximately 1.9 million passengers traveled through the charter terminal in Cancun International Airport. Combined with the 5.7 million passengers that traveled through the main terminal in that year, a total of 7.6 million passengers were served by Cancun International Airport in 2001. We believe this acquisition has given us greater operational flexibility as a result of our operation of both terminals at Cancun International Airport.

         Cancun is located in the state of Quintana Roo. Cancun and its surroundings was the most visited international tourism destination in Mexico in 2001, according to the Mexican Ministry of Tourism. According to the Mexican National Trust for Tourist Development, the Cancun area had approximately 25,086 hotel rooms as of December 31, 2001. The Mexican National Trust for Tourist Development estimates that Cancun will be fully developed in 2010 with approximately 30,000 rooms. Although Cancun may be reached by land, sea or air, we believe most tourists arrive by air through Cancun International Airport. Cancun is between one and a half and six hours by air from all major cities in the United States and 10 to 13 hours by air from most major European cities.

         Cancun is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancun International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancun south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican National Trust for Tourism Development, the greater Cancun area (including the Mayan Riviera) was estimated to have an aggregate of approximately 44,571 hotel rooms as of December 31, 2001, with an additional 4,068 rooms currently under development that are projected to be opened in 2002. We believe that an increase in the number of hotel rooms in the region is likely to result in increased passenger traffic to Cancun International Airport.

         Since most of the airport's passengers are tourists, the airport's traffic volume and results of operations are influenced by the perceived attractiveness of Cancun as a tourist destination. See "Item 3. Key Information--Risk Factors--Risks Related to Our Operations--A decrease in passenger traffic at our airports could adversely affect our business." We are seeking to establish joint-marketing arrangements with local tourism organizations and Mexican government tourism agencies.

         As part of our commercial strategy, in Cancun International Airport's main terminal we recently completed an expansion of 8,114 square meters (approximately 87,300 square feet) and a remodeling of 32,400 square meters (approximately 348,700 square feet), giving us a main terminal building with a total of 40,514 square meters (436,100 square feet) of which 7,489 square meters (89,600 square feet) are for commercial use. While all of the commercial space in the terminal is leased, we are currently pursuing the eviction of a commercial tenant that occupies a small part of this area. We are also currently studying the possibility of developing cargo facilities at the airport.

         The airport has one runway with a length of 3,500 meters (2.2 miles). The airport's facilities include a main terminal (which includes a wing referred to as the satellite wing), a charter terminal and a general aviation building that handles private aircraft. The main terminal has nine gates accessible by passenger walkways (all of which are located in the satellite wing) and the charter terminal has one gate accessible by passenger walkway. In addition, the airport has nine contact positions not accessible by passenger walkways and ten remote parking positions.

         The airport's main terminal (including the satellite terminal wing) has a total area of approximately 40,514 square meters (approximately 436,100 square feet). The charter terminal in Cancun International Airport, which we acquired on June 30, 1999, has an additional 20,500 square meters (approximately 220,500 square feet). In April 2002, we entered into an agreement to purchase the rights to operate the shops in the charter terminal from Dicas, S.A. for approximately U.S.$1,105,000. In the near future we expect to enter into an agreement with Controladora Mera, S.A. de C.V., under which Mera will operate these shops in exchange for a fee. Occasionally, we divert charter flights to our main terminal to take advantage of the recently improved facilities at the main terminal.

         While we have previously been unsuccessful in uniformly enforcing the Ps.10 access fee that we charge taxis and passenger vans upon entering the airport, we are currently in negotiations with the van and taxi companies regarding this matter and expect to begin collecting the access fee from all livery vehicles shortly.

Merida International Airport

         Merida International Airport serves the inland city of Merida, which has a population of approximately 650,000, and surrounding areas in the state of Yucatan. Merida International Airport was our second ranking airport during 2001 in terms of passenger traffic and contribution to revenues. During 2000 and 2001, Merida International Airport served 903,262 and 919,365 passengers, respectively, the substantial majority of which were domestic. The airport's most important point of origin and destination is Mexico City.

         Merida International Airport attracts a mix of both business travelers and tourists. The city of Merida is an established urban area with numerous small and medium-sized businesses. The city is approximately 120 kilometers (75 miles) by highway from Chichen Itza, and approximately 80 kilometers (50 miles) from Uxmal, pre-Columbian archeological sites that attract a significant number of tourists. Because the airport's passengers are predominantly domestic, its passenger traffic and results of operations are affected by Mexican economic conditions. For example, the airport's passenger traffic decreased by 26.4% in 1995 as compared to the prior year following the December 1994 peso devaluation.

         The airport has two runways, one with a length of 3,200 meters (2.0 miles) and another with a length of 2,300 meters (1.4 miles). The airport has one main terminal, with four gates accessible by passenger walkways and six remote boarding positions. In 1996, one of the airport's two runways was refurbished.

         Prior to June 30, 1999, certain auxiliary facilities at Merida International Airport, including a general aviation terminal, a first-class lounge, a tourism office and other commercial areas, were operated by Aeropremier de Mexico, S.A. de C.V. As of June 30, 1999, we acquired the rights to operate these businesses. For a description of this business, see "--Acquisition of Businesses" above. As part of our commercial strategy, we recently remodeled the entire 7,110 square meter (76,400 square foot) terminal, of which 962 square meters (approximately 10,350 square feet) are for commercial use. This newly remodeled area was opened in December 2001.

         In 2000 and 2001, approximately 20,355 and 18,826 metric tons of cargo, respectively, were transported through Merida International Airport, making it our leading airport in terms of cargo volume. During these two periods, Merida represented approximately 47.7% and 46.3%, respectively, of our total cargo volume. We have considered opportunities for developing the Merida cargo facilities, but we have no plans to pursue such opportunities at this time.

         There is currently one business operating under a long-term lease in Merida International Airport with Grupo de Desarrollo del Sureste, S.A. de C.V. ("GDS"), which will terminate on January 1, 2009. This lease was entered into in 1994 by our predecessor and allowed GDS to construct and develop the airport's air cargo terminal. We are in negotiations with our predecessor regarding the possible assignment of the lease to us. Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

Cozumel International Airport

         Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2000 and 2001, 600,355 and 565,165 passengers, respectively, traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most visited destination for cruise ships in Mexico, hosting approximately 1.6 million cruise ship visitors in 2001. Cozumel has one of the world's largest coral reserves, and many passengers traveling to Cozumel are divers. The airport's most important points of origin and destination are Cancun and Houston. The island of Cozumel has a population of approximately 48,000.

         As part of our commercial strategy, at Cozumel International Airport's main terminal we recently completed an expansion of 2,218 square meters (approximately 23,900 square feet) and a remodeling of 1,132 square meters (approximately 12,200 square feet), giving us a main terminal building with a total of 7,258 square meters (78,100 square feet) of which 610 square meters (6,600 square feet) are for commercial use. The remodeled commercial center was inaugurated on December 27, 2001.

         The airport has two runways, a commercial runway with a length of 2,700 meters (1.7 miles) and a military runway with a length of 2,500 meters (1.6 miles). The airport has one main commercial terminal, with four remote boarding positions. The airport also has a general aviation building for small private aircraft. In addition to its commercial runway, there is a runway operated by the military at the Cozumel International Airport. This military runway is generally used by small aircraft approximately 20 to 25 days per year between November and May when wind conditions make landings by these aircraft on the commercial runway more difficult. Neither we nor our predecessor has ever been denied access to this military runway; however, there is currently no agreement that obligates the armed forces to provide us access to this runway. In 1998, a cruise ship dock was constructed near Cozumel International Airport. From time to time cruise ships obstruct part of the air space required for landing on the military runway. The airport's military runway was extended at no cost to us in the third quarter of 2000 in order to eliminate this obstruction; however, use of the extension is currently blocked by trees. We have not used this runway and do not expect to do so in the future. See "Item 3. Key Information--Risk Factors--Risks Related to Our Operations--Our Operations are at a Greater Risk of Disruption Due to the Dependence of Most of Our Airports on a Single Commercial Runway."

Villahermosa International Airport

         Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of approximately 465,000. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport's passengers are businesspeople working in the oil industry. During 2000 and 2001, the airport served 528,339 and 533,248 passengers, respectively, substantially all of which arrived on domestic flights. The airport's most important point of origin and destination is Mexico City.

         The airport has one runway with a length of 2,200 meters (1.4 miles). The airport's main terminal has three remote parking positions.

Oaxaca International Airport

         Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of approximately 244,000. The airport served 459,829 and 440,187 passengers in 2000 and 2001, respectively, most of which were domestic. The airport's passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport's most important point of origin and destination is Mexico City.

         The airport has one runway with a length of 2,450 meters (1.5 miles) and a main terminal building with five remote positions. The airport also includes a general aviation building for small private airplanes with 20 positions.

Veracruz International Airport

         Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of approximately 425,000. Veracruz is the second busiest port in Mexico in terms of commercial traffic, and is the location of the country's largest container terminal. According to the Mexican Bureau of Ports, Veracruz accounted for 23.6% of all waterborne cargo handled by Mexican ports in 2001. In 2000 and 2001, the airport served 494,044 and 503,465 passengers, respectively. Because the airport's passengers are primarily Mexican businesspeople, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport's most important point of origin and destination is Mexico City.

         The airport has two runways, one with a length of 2,400 meters (1.5 miles) and another with a length of 1,523 meters (1.0 miles). The airport has one main commercial terminal. The airport also has a general aviation building for small private aircraft with 23 positions.

         Due to Veracruz's proximity to Mexico City, we believe Veracruz could be an attractive location for developing cargo activities. In January 2002, we entered into a contract with Alianz Aviation Group to allow Alianz to operate a cargo hub at Veracruz.

Huatulco International Airport

         Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico's Pacific coast. Huatulco has a population of approximately 25,000. Huatulco was developed as a tourist resort in the late 1980s. The airport served 331,387 and 317,301 passengers in 2000 and 2001, respectively, most of which were domestic. The substantial majority of the airport's passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic. The airport's most important points of origin and destination are Mexico City, Monterrey and Oaxaca.

         The airport has one runway with a length of 2,700 meters (1.7 miles). The airport's main terminal has three remote positions. The airport has a general aviation building for small private airplanes with 8 positions.

         We intend to capitalize on the seclusion and natural beauty of the area and its numerous resorts by promoting flights to Huatulco from our other airports. We are also conducting a survey of the passenger composition at this airport to more specifically focus our marketing efforts.

Tapachula International Airport

         Tapachula International Airport serves the city of Tapachula, which has a population of approximately 244,000, and the state of Chiapas. In 2000 and 2001, the airport served 234,403 and 190,375 passengers, respectively, substantially all of which were domestic. The airport's passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport's most important point of origin and destination is Mexico City.

         The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one main terminal with three remote boarding positions. The airport also has a general aviation building for small private aircraft with 24 boarding positions.

Minatitlan Airport

         Minatitlan Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlan. The metropolitan area comprised of these three cities has a population of approximately 526,000. In 2000 and 2001, the airport served 150,458 and 131,229 passengers, respectively. In recent years, the airport's passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque. The airport's passengers are principally domestic business people drawn by the area's petrochemical and agriculture businesses. Because the airport's passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport's most important point of origin and destination is Mexico City.

         The airport has one runway with a length of 2,100 meters (1.3 miles). The airport's main terminal has three remote parking positions. The airport has a general aviation building for small private airplanes with 30 boarding positions.

Principal Air Traffic Customers

         As of December 31, 2001, 47 international airlines and 16 Mexican airlines operated flights at our nine airports (including airlines operating in the charter terminal in Cancun International Airport and airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline's aircraft, with both airlines booking passengers through the same code.

         Mexicana operates the most flights at our airports, with Aeromexico providing the second highest number of flights. Revenues from Mexicana totaled Ps.170.39 million, while revenues from Aeromexico were Ps.108.09 million, representing 14.6% and 9.9%, respectively, of our total revenues for 2000. In 2001, revenues from Mexicana totaled Ps.171.3 million, while revenues from Aeromexico were Ps.116.9 million, representing 14.5% and 10.0%, respectively, of total revenues. Aeromexico and Mexicana are both owned by the Mexican holding company Cintra, S.A. de C.V. The Mexican government directly owns approximately 10% of the capital stock of Cintra, S.A. de C.V., and approximately 36% of the capital stock of Cintra, S.A. de C.V. is owned by the Institution for the Protection of Bank Savings, a decentralized entity of the Mexican federal government. The Institution for the Protection of Bank Savings is required by law to transfer all holdings, including its shares of Cintra, S.A. de C.V., by January 19, 2004, and the Mexican government has announced that it intends to sell its shares of Cintra, S.A. de C.V. Cintra, S.A. de C.V. also controls several other airlines operating in our airports, including Aerocaribe, Aerocozumel, Aerolitoral, as well as the largest provider of baggage and ramp handling services at our airports, SEAT. Further information regarding Cintra, S.A. de C.V.-controlled entities may be found in "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--Agreements with Entities Controlled by the Mexican Government."

         Among foreign airlines, American Airlines and Continental Airlines operate the greatest number of flights to and from our airports. In 2000, American Airlines and Continental Airlines accounted for 5.3% and 5.8%, respectively, of our total revenues. In 2001, American Airlines and Continental Airlines accounted for 5.0% and 6.0%, respectively, of our revenues.

The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2000 and 2001:

                         Principal Air Traffic Customers

                                                    Percentage of ASUR Revenues
                                                    ---------------------------
                                                      Year ended December 31,
                                                    ---------------------------
                                                    2000                  2001
                                                    ----                  ----
Customer
--------
Compania Mexicana de Aviacion,
S.A. de C.V.* (Mexicana)........................... 14.5%                 14.6%
Aerovias de Mexico, S.A. de C.V.* (Aeromexico).....  9.9%                 10.0%
Petroservicios de Mexico, S.A. de C.V..............  7.4%                  2.7%
Air Routing International Corporation..............  6.4%                  5.0%
Continental Airlines...............................  5.8%                  6.0%
American Airlines..................................  5.3%                  5.0%
Aerovias Caribe, S.A. de C.V.* (Aerocaribe)........  4.8%                  4.5%
Lineas Aereas Allegro, S.A. de C.V. ...............  4.7%                  4.3%
Consorcio Aviacsa, S.A. de C.V.....................  3.2%                  3.4%
American Trans Air.................................  2.8%                  2.7%
                                                   -----                  -----
  Subtotal......................................... 64.8%                 58.2%
  Other............................................ 35.2%                 41.8%
                                                   -----                  -----
 Total............................................. 100%                  100%
                                                   =====                  =====
------------------------
*Denotes airline controlled by the Mexican holding company Cintra, S.A. de C.V.

         Transportes Aereos Ejecutivos, S.A. de C.V. ("TAESA"), which had been Mexico's third largest airline, formerly operated a small number of flights at some of our airports. The Ministry of Communications and Transportation suspended TAESA's operations on November 24, 1999, and TAESA has not operated flights since that date. TAESA recently commenced bankruptcy proceedings in Mexico. Although the absence of TAESA flights has adversely affected Tapachula Airport, we believe that it has not had a material adverse effect on our consolidated results of operations.

         Aerolineas Azteca is a new airline that has received a passenger air carrier license from the Ministry of Communications and Transportation. Currently, Aerolineas Azteca provides regularly scheduled service to our Cancun airport and may operate at our other airports in the near future.

         Competition

         Since our business is substantially dependent on international tourists, our principal competition is from competing tourist destinations. We believe that the main competitors to Cancun are vacation destinations in Mexico, such as Acapulco, Puerto Vallarta and Los Cabos, and elsewhere such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean island and Central American resorts. In March 2000, a new airport opened in Chichen Itza. This airport is operated by the former operator of the charter terminal in Cancun International Airport. We expect this airport to compete with Cancun International Airport, since they serve many of the same attractions.

         The relative attractiveness of the locations we serve is dependent on many factors, some of which are beyond our control. These factors include promotional activities and pricing policies of hotel and resort operators, weather conditions, natural disasters (such as hurricanes) and the development of new resorts that may be considered more attractive. There can be no assurance that the locations we serve will continue to attract the same level of passenger traffic in the future.

         Excluding Cancun International Airport, our airports generally do not face significant competition. The Mexican Airport and Auxiliary Services Agency currently operates seven small airports in Mexico's southeast region. The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 10% of the passengers traffic in the region.

                              REGULATORY FRAMEWORK

Sources of Regulation

         The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:

          o    the Mexican Airport Law, enacted December 22, 1995,

          o the regulations to the Mexican Airport Law, enacted February 17, 2000,

          o    the Mexican Communications Law, enacted February 19, 1940,

          o    the Mexican Civil Aviation Law, enacted May 12, 1995,

          o    the Mexican Federal Duties Law, enacted December 31, 1981,

          o    the Mexican National Assets Law, enacted January 8, 1982, and

          o the concessions that entitle our subsidiaries to operate our nine airports, which were granted June 29, 1998 and amended on March 19, 1999.

         The Mexican Airport Law and the regulations to the Mexican Airport Law establish the general framework regulating the construction, operation, maintenance and development of Mexican airport facilities. The Mexican Airport Law's stated intent is to promote the expansion, development and modernization of Mexico's airport infrastructure by encouraging investment and competition.

         Under the Mexican Airport Law, a concession granted by the Ministry of Communications and Transportation is required to construct, operate, maintain or develop a public service airport in Mexico. A concession generally must be granted pursuant to a public bidding process, except for: (i) concessions granted to (a) entities considered part of "the federal public administration" as defined under Mexican law and (b) private companies whose principal stockholder may be a state or municipal government; (ii) concessions granted to operators of private airports (who have operated privately for five or more years) wishing to begin operating their facilities as public service airports; and (iii) complementary concessions granted to existing concession holders. Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand. On June 29, 1998, the Ministry of Communications and Transportation granted nine concessions to operate, maintain and develop the nine principal airports in Mexico's southeast region to our subsidiaries. Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process. Each of our concessions was amended on March 19, 1999 in order, among other things, to incorporate each airport's maximum rates and certain other terms as part of the concession.

         On February 17, 2000 the regulations to the Mexican Airport Law were issued. Although we believe we are currently complying with the principal requirements of the Mexican Airport Law and its regulations, we are not in compliance with certain requirements under the regulations. These violations could result in fines or other sanctions being assessed by the Ministry of Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times.

Role of the Ministry of Communications and Transportation

         The Ministry of Communications and Transportation is the principal regulator of airports in Mexico and is authorized by the Mexican Airport Law to perform the following functions:

          o grant, modify and revoke concessions for the operation of airports,

          o establish air transit rules and rules regulating take-off and landing schedules through the Mexican air traffic control authority,

          o take all necessary action to create an efficient, competitive and non-discriminatory market for airport-related services,

          o approve any transaction or transactions that directly or indirectly may result in a change of control of a concession holder,

          o approve the master development plans prepared by each concession holder every five years,

          o    determine each airport's maximum rates,

          o approve any agreements entered into between a concession holder and a third party providing airport or complementary services at its airport,

          o    establish safety regulations,

          o monitor airport facilities to determine their compliance with the Mexican Airport Law, other applicable laws and the terms of the concessions, and

          o impose penalties for failure to observe and perform the rules under the Mexican Airport Law, the Mexican Airport Law regulations and the concessions.

         In addition, under the Mexican Organic Law of the Federal Public Administration, the Mexican Airport Law and the Mexican Civil Aviation Law, the Ministry of Communications and Transportation is required to provide air traffic control, radio assistance and aeronautical communications at Mexico's airports. The Ministry of Communications and Transportation provides these services through SENEAM, the Mexican air traffic control authority, which is a division of the Ministry of Communications and Transportation. Since 1978, the Mexican air traffic control authority has provided air traffic control for Mexico's airports.

New Regulatory Agency

         The Ministry of Communications and Transportation has announced that it intends to establish a new regulatory agency. This new agency is expected to be authorized to monitor our activities and those of the other new airport groups, to enforce applicable regulations and to propose amendments to concessions, to set maximum rates, to resolve disputes between concession holders and airport users (such as airlines) and to collect and distribute information relating to the airport sector. No date for the establishment of this new regulatory agency has been publicly announced.

Scope of Concessions and General Obligations of Concession Holders

         As authorized under the Mexican Airport Law, each of the concessions held by our subsidiaries is for an initial 50-year term. This initial term of each of our concessions may be renewed in one or more terms for up to an additional 50 years, subject to the concession holder's acceptance of any new conditions imposed by the Ministry of Communications and Transportation and to its compliance with the terms of its concession.

         The concessions held by our subsidiary concession holders allow the relevant concession holder, during the term of the concession, to: (i) operate, maintain and develop its airport and carry out any necessary construction in order to render airport, complementary and commercial services as provided under the Mexican Airport Law and the Mexican Airport Law regulations; and (ii) use and develop the assets that comprise the airport that is the subject of the concession (consisting of the airport's real estate and improvements but excluding assets used in connection with fuel supply and storage). These assets are government-owned assets, subject to the Mexican National Assets Law. Upon expiration of a concession, these assets automatically revert to the Mexican government.

         Substantially all of contracts entered into by the Mexican Airport and Auxiliary Services Agency with respect to each of our airports have been assigned to the relevant concession holder for each airport. As part of this assignment, each concession holder agreed to indemnify the Mexican Airport and Auxiliary Services Agency for any loss suffered by the Mexican Airport and Auxiliary Services Agency due to the concession holder's breach of its obligations under an assigned agreement.

         Under the Mexican Federal Duties Law, each of our subsidiary concession holders is required to pay the Mexican government a concession fee based on its gross annual revenues from the use of public domain assets pursuant to the terms of its concession. Currently, this concession fee is set at a rate of 5% and may be revised annually by the Mexican Congress. Our concessions provide that we may request an amendment of our maximum rates if there is a change in this concession fee.

         Concession holders are required to provide airport security. If public order or national security is endangered, the competent federal authorities are authorized to act to protect the safety of aircraft, passengers, cargo, mail, installations and equipment.

         Each concession holder and any third party providing services at an airport is required to carry specified insurance in amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the Ministry of Communications and Transportation. To date the Ministry of Communications and Transportation has not specified the required amounts of insurance. We cannot assure you that we will not be required to obtain additional insurance once these amounts are specified.

         ASUR and our subsidiary concession holders are jointly and severally liable to the Ministry of Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries. Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets which they use and to third-party airport users. In the event of a breach of one concession, the Ministry of Communications and Transportation is authorized to revoke all of the concessions held by our subsidiaries.

         The shares of a concession holder and the rights under a concession may be subject to a lien only with the approval of the Ministry of Communications and Transportation. No agreement documenting liens approved by the Ministry of Communications and Transportation may allow the beneficiary of a pledge to become a concession holder under any circumstances.

         A concession holder may not assign any of its rights or obligations under its concession without the authorization of the Ministry of Communications and Transportation. The Ministry of Communications and Transportation is authorized to consent to an assignment only if the proposed assignee satisfies the requirements to be a concession holder under the Mexican Airport Law, undertakes to comply with the obligations under the relevant concession and agrees to any other conditions that the Ministry may require.

Classification of Services Provided at Airports

         The Mexican Airport Law and the Mexican Airport Law regulations classify the services that may be rendered at an airport into the following three categories:

          o Airport Services. Airport services may be rendered only by the holder of a concession or a third party that has entered into an agreement with the concession holder to provide such services. These services include:--the use of airport runways, taxiways and aprons for landing, aircraft parking and departure,--the use of hangars, passenger walkways, transport buses and automobile parking facilities,--the provision of airport security services, rescue and firefighting services, ground traffic control, lighting and visual aids,--the general use of terminal space and other infrastructure by aircraft, passengers and cargo, and--the provision of access to an airport to third parties providing complementary services (as defined in the Mexican Airport Law) and third parties providing permanent ground transport services (such as taxis).

          o Complementary Services. Complementary services may be rendered by an airline, by the airport operator or by a third party under agreements with airlines or the airport operator. These services include: --ramp and handling services, --passenger check-in, and --aircraft security, catering, cleaning, maintenance, repair and fuel supply and related activities that provide support to air carriers.

          o Commercial Services. Commercial services involve services that are not considered essential to the operation of an airport or aircraft, and include:--the leasing of space to retailers, restaurants and banks, and--advertising.

         Third parties rendering airport, complementary or commercial services are required to do so pursuant to a written agreement with the relevant concession holder. All agreements relating to airport or complementary services are required to be approved by the Ministry of Communications and Transportation. The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties. All third-party service providers are required to be corporations incorporated under Mexican law.

         Airport and complementary services are required to be provided to all users in a uniform and regular manner, without discrimination as to quality, access or price. Concession holders are required to provide airport and complementary services on a priority basis to military aircraft, disaster support aircraft and aircraft experiencing emergencies. Airport and complementary services are required to be provided at no cost to military aircraft and aircraft performing national security activities.

         In the event of force majeure, the Ministry of Communications and Transportation may impose additional regulations governing the provision of services at airports, but only to the extent necessary to address the force majeure event. The Mexican Airport Law allows the airport administrator appointed by a concession holder to suspend the provision of airport services in the event of force majeure.

         A concession holder is also required to take all necessary measures to create a competitive market for complementary services. Due to space, efficiency and safety considerations, a concession holder may limit the number of providers of complementary services in its airport. If the number of complementary service providers must be limited due to these considerations, contracts for the provision of complementary services must be awarded through a competitive bidding process.

Master Development Plans

         Concession holders are also required to submit to the Ministry of Communications and Transportation a master development plan describing, among other things, the concession holder's construction and maintenance plans.

         Each master development plan is required to be updated every five years and resubmitted for approval to the Ministry of Communications and Transportation. Upon such approval, the master development plan is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder's master development plan or upon approval by the Ministry of Communications and Transportation. Information required to be presented in the master development plan includes:

          o    airport growth and development expectancies,

          o 15-year projections for air traffic demand (including passenger, cargo and operations),

          o construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities and equipment,

          o five-year detailed investment program and planned major investments for the following ten years,

          o    probable sources of financing,

          o    descriptive airport plans, and

          o    environmental protection measures.

         The concessions provide for a 24-month period to prepare and submit the concession holder's master development plan, and require the concession holder to engage recognized independent consultants to conduct polls among airport users with respect to current and expected quality standards, and to prepare air traffic projections and investment requirements. The concession holder must submit a draft of the master development plan to airport users for three months for their review and comments. Further, the concession holder must submit, six months prior to the expiration of the five-year term, the master development plan to the Ministry of Communications and Transportation. The Ministry of Communications and Transportation may request additional information or clarification as well as seek further comments from airport users.

         Changes to a master development plan and investment program require the approval of the Ministry of Communications and Transportation, except for emergency repairs and minor works that do not adversely affect an airport's operations.

         Each of our subsidiary concession holders submitted its master development plan for approval in September 1999. On February 28, 2000, the Ministry of Communications and Transportation approved the aggregate amount of each of our investment programs and requested that we resubmit our master development plans to reflect certain additional information. On July 28, 2000, the Ministry of Communications and Transportation approved our resubmitted master development plans. These master development plans will be in effect until December 31, 2003.

         The following table sets forth our committed investments for each airport pursuant to the terms of our current master development plans for the periods presented.

                                                              Committed Investments(1)

                                                                Year ended December 31,
                                 -----------------------------------------------------------------------------------
                                      2000(1)            2001             2002                2003          Total
                                 --------------    --------------   --------------    --------------  --------------
                                                                  (thousands of pesos)
Cancun.......................    Ps.    277,908    Ps.    151,677   Ps.     57,029    Ps.     15,837  Ps.    502,451
Merida.......................            57,296             2,601            6,402            17,974          84,273
Cozumel......................            71,500            30,299           14,863             3,503         120,165
Villahermosa.................            21,318             2,141           22,333             7,381          53,173
Oaxaca.......................            43,959               536            8,194             7,374          60,063
Veracruz.....................            16,247            26,960           19,414            10,779          73,400
Huatulco.....................            10,664            14,065           36,503             3,925          65,157
Tapachula....................             9,976            17,495            2,880             2,075          32,426
Minatitlan...................            12,100             1,383            8,411             2,304          24,198
                                 --------------    --------------   --------------    --------------  --------------
  Total......................    Ps.    520,968    Ps.    247,157   Ps.    176,029    Ps.     71,152  Ps.  1,015,306
                                 ==============    ==============   ==============    ==============  ==============

-----------

(1) Reflects committezd investments for the period from May 1, 1999 to December 31, 2000.

Price Regulation

         The Mexican Airport Law provides that the Ministry of Communications and Transportation may establish price regulations for services for which the Antitrust Commission determines that a competitive market does not exist. On March 9, 1999, the Antitrust Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the Ministry of Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to providers of complementary services in our airports. On March 19, 1999, a new regulation, the Rate Regulation, was incorporated within the terms of each of our concessions. The Rate Regulation, which became effective May 1, 1999, establishes the annual maximum rates for each of our concession holders, which is the maximum amount of revenue per work load unit (one passenger or 100 kilograms (220 pounds) of cargo) in a given year that the concession holder may earn at its airports from all regulated revenue sources.

         On February 18, 2000, the Ministry of Communications and Transportation issued an official communication stating that it had finalized its review of the compliance of our subsidiary concession holders with their maximum rates for 1999. In this communication, the Ministry of Communications and Transportation found that, through no fault of our subsidiary concession holders, certain variables and information initially used to determine our maximum rates were not properly reflected in the Rate Regulation. In a subsequent official communication dated February 28, 2000, the Ministry of Communications and Transportation, pursuant to the Mexican Airport Law and its regulations, amended the maximum rates of our subsidiary concession holders from 2000 to 2003 to properly reflect these variables and information. References to the Rate Regulation in this discussion refer to the Rate Regulation as amended by these official communications.

Regulated Revenues

         The Rate Regulation establishes a "dual-till" system of price regulation under which certain of our revenues, such as passenger charges, landing charges, aircraft parking charges and access fees from third parties providing complementary services at our airports, are regulated, while the revenues that we earn from commercial activities in our terminals, such as the leasing of space to duty-free stores, retailers, restaurants, car rental companies and banks, are not regulated.

         The Rate Regulation provides that the following sources of revenues are regulated under this "dual-till" system:

          o revenues from airport services (as defined under the Mexican Airport Law), other than automobile parking, and

          o access fees earned from third parties providing complementary services, other than those related to the establishment of administrative quarters that the Ministry of Communications and Transportation determines to be non-essential.

         All other sources of revenues at our airports are not regulated. Approximately 91.1% and 90.8% of our revenues in 2000 and 2001, respectively, were derived from regulated sources of revenue.

         Each concession holder is entitled to determine the prices charged for each regulated service and is required to register such prices with the Ministry of Communications and Transportation. Once registered, those prices are deemed part of its concession, and may only be changed every six months or earlier if there has been a cumulative increase of at least 5% in the Mexican producer price index (excluding petroleum) as published by the Mexican Central Bank since the date of the last adjustment and in other specific circumstances. See "--Special Adjustments to Maximum Rates."

Current Maximum Rates

         Each airport's maximum rates from May 1, 1999 to December 31, 2003 were set by the Ministry of Communications and Transportation in connection with the process for the opening of Mexico's airports to investment. These initial maximum rates are set forth in the concession for each airport.

         The following table sets forth the maximum rates for each of our airports for the periods indicated. These maximum rates are subject to adjustment only under the limited circumstances described below under "Special Adjustments to Maximum Rates."


                                                             Maximum Rates(1)(2)(3)
                                                            Year ended December 31,
                                    ------------------------------------------------------------------------
                                         1999           2000           2001          2002           2003
                                    -----------    -----------     ----------   ------------     -----------

Cancun.......................        Ps.  95.64     Ps.  94.68     Ps.  93.74     Ps.  92.80     Ps.  91.87
Merida.......................             73.26          72.54          71.81          71.09          70.38
Cozumel......................             91.51          90.61          89.70          88.80          87.91
Villahermosa.................             83.45          82.61          81.78          80.97          80.15
Oaxaca.......................             79.57          78.76          77.98          77.20          76.42
Veracruz.....................             83.56          82.72          81.90          81.08          80.27
Huatulco.....................             84.11          83.27          82.45          81.61          80.80
Tapachula....................             98.44          97.46          96.49          95.51          94.56
Minatitlan...................             80.12          79.33          78.53          77.75          76.97
  Total......................       Ps.  769.66    Ps.  761.98    Ps.  754.38     Ps. 746.82    Ps.  739.33
                                    ===========    ===========    ===========     ==========    ===========

-----------

(1) Expressed in adjusted pesos as of December 31, 2001 based on the Mexican producer price index (excluding petroleum).

(2) Reflects restatement of maximum rates pursuant to official communication from the Ministry of Communications and Transportation dated February 28, 2000. Maximum rates for 1999 were revised for reference only. (3) Our concessions provide that each airport's maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the five-year period ending December 31, 2003, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 1%.

Methodology For Determining Future Maximum Rates

         The Rate Regulation provides that each airport's annual maximum rates are to be determined in five-year intervals based on the following variables:

          o Projections for the five-year period of work load units (each of which is equivalent to one passenger or 100 kilograms (220 pounds) of cargo), operating costs and expenses related to services subject to price regulation and pre-tax earnings from services subject to price regulation. The concessions provide that projections for work load units and expenses related to regulated services are to be derived from the terms of the relevant concession holder's master development plan for the subsequent five-year period.

          o Projections for the five-year period of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the master development plans.

          o Reference values, which were established in the concessions and reflect the net present value of the revenues, operating costs and expenses, and capital expenditures related to the provision of regulated services. New reference values were issued in the second quarter of 2001 based on the master development plans that were approved by the Ministry of Communications and Transportation on July 28, 2000.

          o A discount rate to be determined by the Ministry of Communications and Transportation. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the prior 24 months plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico.

         Our concessions specify a discounted cash flow formula to be used to determine the maximum rates that, given the projected pre-tax earnings, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates.

         Our concessions provide that each airport's maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the five-year period ending December 31, 2003, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 1%.

         The concessions provide that each airport's reference values, discount rate and the other variables used in calculating the maximum rates are not guarantees and do not in any manner represent an undertaking by the Ministry of Communications and Transportation or the Mexican government as to the performance of any concession holder. To the extent that the revenues from services subject to price regulation in any period are less than an airport's maximum rate multiplied by the work load units processed for such period, no adjustment will be made to compensate for this shortfall. On the other hand, to the extent that such aggregate revenues per work load unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On December 31, 2001, the daily minimum wage in Mexico City was Ps.40.35. As a result, the maximum penalty at such date could have been Ps.2.0 million (U.S.$220 thousand). In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances which might lead to a revocation of a concession may be found at "Penalties and Termination and Revocation of Concessions and Concession Assets."

         Our concessions provide that during 1999 and 2000 our calculation of work load units (one passenger or 100 kilograms (220 pounds) of cargo) did not include transit passengers. There is a possibility that in the future our work load units may include transit passengers and the Ministry of Communications and Transportation will decrease our maximum rates to reflect this higher passenger base. Although there can be no assurance, we do not expect this change to occur in the short term or have a material adverse effect on our revenues if and when it happens.

Special Adjustments to Maximum Rates

         Once determined, each airport's maximum rates are subject to special adjustment only under the following circumstances:

          o Change in law or natural disasters. A concession holder may request an adjustment in its maximum rates if a change in law with respect to quality standards or safety and environmental protection results in operating costs or capital expenditures that were not contemplated when its maximum rates were determined. In addition, a concession holder may also request an adjustment in its maximum rates if a natural disaster affects demand or requires unanticipated capital expenditures. There can be no assurance that any request on these grounds would be approved.

          o Macroeconomic conditions. A concession holder may also request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican gross domestic product in a 12-month period, the work load units processed in the concession holder's airport are less than that projected when its maximum rates were determined. To grant an adjustment under these circumstances, the Ministry of Communications and Transportation must have already allowed the concession holder to decrease its projected capital improvements as a result of the decline in passenger traffic volume. There can be no assurance that any request on these grounds would be approved.

          o Increase in concession fee under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds would be approved.

          o Failure to make required investments or improvements. The Ministry of Communications and Transportation annually is required to review each concession holder's compliance with its master development plan (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its master development plan, the Ministry of Communications and Transportation is entitled to decrease the concession holder's maximum rates and assess penalties.

          o Excess revenues. In the event that revenues subject to price regulation per work load unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the Ministry of Communications and Transportation is also entitled to assess penalties against the concession holder.

Ownership Commitments and Restrictions

         The concessions require us to retain a 51% direct ownership interest in each of our nine concession holders throughout the term of these concessions. Any acquisition by us or one of our concession holders of any additional airport concessions or of a beneficial interest of 30% or more of another concession holder requires the consent of the Antitrust Commission. In addition, the concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico's southern and northern borders.

         Air carriers are prohibited under the Mexican Airport Law from controlling or beneficially owning 5% or more of the shares of a holder of an airport concession. We, and each of our subsidiaries, are similarly restricted from owning 5% or more of the shares of any air carrier.

         Foreign governments acting in a sovereign capacity are prohibited from owning any direct or indirect equity interest in a holder of an airport concession.

Reporting, Information and Consent Requirements

         Concession holders and third parties providing services at airports are required to provide the Ministry of Communications and Transportation access to all airport facilities and information relating to an airport's construction, operation, maintenance and development. Each concession holder is obligated to maintain statistical records of operations and air traffic movements in its airport and to provide the Ministry of Communications and Transportation with any information that it may request. Each concession holder is also required to publish its annual audited consolidated financial statements in a principal Mexican newspaper within the first four months of each year.

         The Mexican Airport Law provides that any person or group directly or indirectly acquiring control of a concession holder is required to obtain the consent of the Ministry of Communications and Transportation to such control acquisition. For purposes of this requirement, control is deemed to be acquired in the following circumstances:

          o if a person acquires 35% or more of the shares of a concession holder,

          o if a person has the ability to control the outcome of meetings of the stockholders of a concession holder,

          o if a person has the ability to appoint a majority of the members of the board of directors of a concession holder, and

          o    if a person by any other means acquires control of an airport.

         Under the regulations to the Mexican Airport Law, any company acquiring control of a concession holder is deemed to be jointly and severally liable with the concession holder for the performance of the terms and conditions of the concession.

         The Ministry of Communications and Transportation is required to be notified upon any change in a concession holder's chief executive officer, board of directors or management. A concession holder is also required to notify the Ministry of Communications and Transportation at least 90 days prior to the adoption of any amendment to its bylaws concerning the dissolution, corporate purpose, merger, transformation or spin-off of the concession holder.

Penalties and Termination and Revocation of Concessions and Concession Assets

         The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession. On December 31, 2001, the daily minimum wage in Mexico City was Ps.40.35. As a result, the maximum penalty at such date could have been Ps.16.1 million (U.S.$1.7 million).

         Under the Mexican Airport Law and the terms of the concessions, a concession may be terminated upon any of the following events:

          o    expiration of its term,

          o    surrender by the concession holder,

          o revocation of the concession by the Ministry of Communications and Transportation,

          o reversion of the Mexican government-owned assets that are the subject of the concession (principally real estate, improvements and other infrastructure),

          o inability to achieve the purpose of the concession, except in the event of force majeure, or

          o    dissolution, liquidation or bankruptcy of the concession holder.

         Following a concession's termination, the concession holder remains liable for the performance of its obligations during the term of the concession.

         Upon termination, whether as a result of expiration or revocation, the real estate and fixtures that were the subject of the concession automatically revert to the Mexican government. In addition, upon termination the Mexican federal government has a preemptive right to acquire all other assets used by the concession holder to provide services under the concession at prices determined by expert appraisers appointed by the Ministry of Communications and Transportation. Alternatively, the Mexican government may elect to lease these assets for up to five years at fair market rates as determined by expert appraisers appointed by the Mexican government and the concession holder. In the event of a discrepancy between appraisals, a third expert appraiser must be jointly appointed by the Mexican government and the concession holder. If the concession holder does not appoint an expert appraiser, or if such appraiser fails to determine a price, the determination of the appraiser appointed by the Mexican government will be conclusive. If the Mexican government chooses to lease the assets, it may thereafter purchase the assets at their fair market value, as determined by an expert appraiser jointly appointed by the Mexican government and the concession holder.

         The Mexican Communications Law, however, provides that upon expiration, termination or revocation of a concession, all assets necessary to operate the airports will revert to the Mexican government, at no cost, and free of any liens or other encumbrances. There is substantial doubt as to whether the provisions of our concessions would prevail over those of the Mexican Communications Law. Accordingly, there can be no assurance that upon expiration or termination of our concessions the assets used by our subsidiary concession holders to provide services at our airports will not revert to the Mexican government, free of charge, together with government-owned assets and improvements permanently attached thereto.

         A concession may be revoked by the Ministry of Communications and Transportation under certain conditions, including:

          o the failure by a concession holder to begin operating, maintaining and developing an airport pursuant to the terms established in the concession,

          o the failure by a concession holder to maintain insurance as required under the Mexican Airport Law,

          o the assignment, encumbrance, transfer or sale of a concession, any of the rights thereunder or the assets underlying the concession in violation of the Mexican Airport Law,

          o any alteration of the nature or condition of an airport's facilities without the authorization of the Ministry of Communications and Transportation,

          o use, with a concession holder's consent or without the approval of air traffic control authorities, of an airport by any aircraft that does not comply with the requirements of the Mexican Civil Aviation Law, that has not been authorized by the Mexican air traffic control authority, or that is involved in the commission of a felony,

          o knowingly appointing a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws,

          o a violation of the safety regulations established in the Mexican Airport Law and other applicable laws,

          o a total or partial interruption of the operation of an airport or its airport or complementary services without justified cause,

          o the failure of ASUR to be the beneficial owner of at least 51% of the capital stock of its subsidiary concession holders,

          o    the failure to maintain the airport's facilities,

          o    the provision of unauthorized services,

          o the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider,

          o charging prices higher than those registered with the Ministry of Communications and Transportation for regulated services or exceeding the applicable maximum rate,

          o any act or omission that impedes the ability of other service providers or authorities to carry out their functions within the airport, or

          o any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

         The Ministry of Communications and Transportation is entitled to revoke a concession without prior notice as a result of the first six events described above. In the case of other violations, a concession may be revoked as a result of a violation only if sanctions have been imposed at least three times with respect to the same violation.

         According to the Mexican National Assets Law, Mexico's national patrimony consists of private and government-owned assets of the Federation. The surface area of our airports and improvements on such space are considered government-owned assets. A concession concerning government-owned assets may be "rescued," or revert to the Mexican government prior to the concession's expiration, when considered necessary for the public interest. In exchange, the Mexican government is required to pay compensation as determined by expert appraisers. Following a declaration of "rescue," or reversion, the assets that were subject to the concession are automatically returned to the Mexican government.

         In the event of war, public disturbances or threats to national security, the Mexican government may requisition any airport, airport and complementary services as well as any other airport assets. Such government action may exist only during the duration of the emergency. Except in the case of war, the Mexican federal government is required to compensate all affected parties for any damages or losses suffered as a result of such government action. If the Mexican government and a concession holder cannot agree as to the appropriate amount of damages or losses, the amount of damages shall be determined by experts jointly appointed by both parties and the amount of losses shall be determined based on the average net income of the concession holder during the previous year.

Environmental Matters

         Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The principal environmental laws include the General Law of Ecological Balance and Environmental Protection, or the Ecological Law, which is administered by the Federal Attorney's Office for the Protection of the Environment, the enforcement arm of the Ministry of the Environment, Natural Resources and Fishing, and the Law of National Waters and its regulations, which are administered by the National Water Commission. Under the Ecological Law, regulations have been promulgated concerning air pollution, environmental impact studies, noise control and hazardous wastes. The Ecological Law also regulates vibrations, thermal energy, soil pollution and visual pollution that result from construction, although the Mexican government has not yet issued specific enforcement standards on these issues. Pursuant to the Law of National Waters, companies that discharge waste water must comply with maximum allowable contaminant levels in order to preserve water quality. The Ecological Law also provides that companies that contaminate the soil are responsible for clean-up. Promulgated pursuant to the Ecological Law, Mexican Official Norms, which are technical regulations issued by a competent regulatory authority, establish standards relating to air emissions, discharges of pollution and waste water and the handling of hazardous waste. Mexican Official Norms also regulate noise pollution. The Federal Attorney's Office for the Protection of the Environment can bring administrative, civil and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Every company in Mexico is required to provide the National Institute of Ecology, the regulatory arm of the Ministry of the Environment, Natural Resources and Fishing, with periodic reports regarding compliance with the Ecological Law and the regulations thereunder.

         Prior to the opening of Mexico's airports to investment, the Federal Attorney's Office for the Protection of the Environment required that environmental audits be performed at each of our airports. Based on the results of these audits, our predecessor entered into agreements with this agency for each of our airports in which it undertook to make specified improvements and take other corrective actions. In connection with the transfer of the management of the southeast airports from our predecessor, we assumed the obligations under these environmental agreements. In April 1999, we entered into amended agreements with this agency revising the actions required to be taken and the schedule for completion of these actions. Reflecting the commitments contained in these agreements, our balance sheets of December 31, 1999 and 2000 reflect environmental liabilities of Ps.6.2 million and Ps.0.8 million, respectively. Under the terms of our concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to March 19, 1998 and for any failure by the Mexican Airport and Auxiliary Services Agency prior to November 1, 1998 to comply with its agreements with Mexican environmental authorities. Although there can be no assurance, we believe that we are entitled to be indemnified for the amounts related to the actions our predecessor was required to perform under these agreements. For further information regarding these liabilities, see Note 13 to our financial statements.

         The level of environmental regulation in Mexico has increased in recent years, and the enforcement of the law is becoming more stringent. We expect this trend to continue and to be stimulated by international agreements between Mexico and the United States. We do not expect that compliance with Mexican environmental laws or Mexican state environmental laws will have a material effect on our financial condition or results of operations. There can be no assurance, however, that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

         The Procuraduria Federal de Proteccion Ambiental (PROFEPA) has issued "clean industry" certificates for all of our airports. These certificates certify compliance with applicable Mexican environmental law regulations.

                            ORGANIZATIONAL STRUCTURE

         The following table sets forth our consolidated subsidiaries as of December 31, 2001, including the ownership interest:

Subsidiary                                           Ownership Interest
----------                                           ------------------
Aeropuerto de Cancun, S.A. de C.V.                            99.99%
Aeropuerto de Cozumel, S.A. de C.V.                           99.99%
Aeropuerto de Merida, S.A. de C.V.                            99.99%
Aeropuerto de Huatulco, S.A. de C.V.                          99.99%
Aeropuerto de Oaxaca, S.A. de C.V.                            99.99%
Aeropuerto de Veracruz, S.A. de C.V.                          99.99%
Aeropuerto de Villahermosa, S.A. de C.V.                      99.99%
Aeropuerto de Tapachula, S.A. de C.V.                         99.99%
Aeropuerto de Minatitlan, S.A. de C.V.                        99.99%
Servicios Aeroportuarios del Sureste, S.A. de C.V.            99.99%


                         PROPERTY, PLANT, AND EQUIPMENT

         Pursuant to the Mexican General Law of National Assets, all real estate and fixtures in our airports are owned by the Mexican nation. Each of our concessions is scheduled to terminate in 2048, although each concession may be extended one or more times for up to an aggregate of an additional fifty years. The option to extend a concession is subject to our acceptance of any changes to such concession that may be imposed by the Ministry of Communications and Transportation and our compliance with the terms of our current concessions. Upon expiration of our concessions, these assets automatically revert to the Mexican nation, including improvements we may have made during the terms of the concessions, free and clear of any liens and/or encumbrances, and we will be required to indemnify the Mexican government for damages to these assets, except for those caused by normal wear and tear.

         Our corporate headquarters are located in Mexico City.

         We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents or similar events. We do not maintain business interruption insurance.

Item 5.           Operating and Financial Review and Prospects

         The following discussion is derived from our financial statements, which are presented in Item 18 of this Form 20-F. This discussion does not include all of the information included in these financial statements. You should read these financial statements to gain a better understanding of our business and our historical results of operations and those of our predecessor.

         Our financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. See Note 15 to our financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

Changes Resulting from Opening of Mexican Airport Sector to Private Investment

         Prior to November 1, 1998, the Mexican Airport and Auxiliary Services Agency operated our nine airports as part of a single network that included substantially all of Mexico's principal airports. On November 1, 1998, the operations of our nine airports were transferred to us, although the Mexican Airport and Auxiliary Services Agency continued to manage our airports through April 19, 1999 under a management services agreement. During the transition from management of our business by our predecessor to our management, our business experienced several significant changes which affected the combined results of operations of our nine airports.

         First, prior to November 1, 1998, our predecessor recorded depreciation expense for the infrastructure assets related to our nine airports. We began operating the nine southeast region airports on November 1, 1998 pursuant to concessions held by our subsidiaries. Under the terms of these concessions, our subsidiaries are entitled to operate, maintain and develop our nine airports, although the infrastructure relating to these airports continues to be owned by the Mexican nation. We have allocated the costs incurred to acquire our concessions to the rights to use airport facilities, based on the results of an independent appraisal, and to certain environmental liabilities assumed. The excess cost was allocated to airport concessions. Note 2(e) to our financial statements provides a more detailed discussion of this allocation. Beginning November 1, 1998, we began amortizing our investment in the nine concessions for financial reporting purposes on a straight-line basis over the initial fifty-year term of the concessions. The amount allocated to the rights to use the airport facilities is being amortized over the remaining estimated useful lives of the assets.

         Second, the Mexican Airport and Auxiliary Services Agency was required to pay the Mexican government a usage fee. This fee was assessed at an annual rate of 5.8% of each airport's consolidated assets at period-end. This fee ceased to apply to the nine southeast region airports upon their transfer to us on November 1, 1998. Beginning November 1, 1998, we became subject to the Mexican Federal Duties Law, which requires each of our subsidiary concession holders to pay a concession fee to the Mexican government, which is currently equal to 5% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession.

         Third, the Mexican Airport and Auxiliary Services Agency was not required to pay income taxes, while we and each of our subsidiaries are subject to the tax regime applicable to Mexican corporations. Mexican companies are generally required to pay the higher of their income tax liability (determined at a rate of 35% for 1999 through 2002, 34% for 2003, 33% for 2004 and 32%
thereafter) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets (including, in our case, our concessions), less the average tax value of certain liabilities (basically liabilities with Mexican residents excluding those with financial institutions or their intermediaries)). To the extent a company is required to pay the asset tax in any year, the portion of that tax that exceeds the company's income tax liability may be credited against the company's income tax liability in subsequent years. We are amortizing our investment in our concessions for tax purposes at rates ranging from 6% to 10%. We expect this accelerated depreciation to allow us to reduce our current income tax and employee statutory profit sharing payments. We will continue to record a deferred tax provision in our financial statements with respect to these amounts. Mexican companies are generally exempt from the asset tax during the first three full fiscal years following the commencement of operations (which in our case occurred on November 1, 1998). Accordingly, we are exempt from the asset tax until December 31, 2001. On January 1, 2000, we became subject to the mandatory employee statutory profit sharing regime established under the Mexican federal labor law. Under this regime, 10% of each unconsolidated company's annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer.

         Fourth, beginning April 19, 1999 our results of operations reflect the accrual of a technical assistance fee to ITA under the technical assistance agreement. This fee is explained in Item 4. "Information on the Company--Business Overview--Investment by ITA."

Passenger Traffic Volume and Composition

         To date, a substantial majority of the revenues generated from our nine airports have been earned from aeronautical services. For example, in 2000 and 2001, 85.3% and 84.9%, respectively, of our revenues were derived from aeronautical services and 14.7% and 15.1%, respectively, of our revenues were derived from non-aeronautical services.

         Our principal source of revenues is passenger charges, which are charges collected from airlines for each passenger (other than diplomats, infants and transfer and transit passengers) departing from the airport terminals that we operate. In 2000 and 2001, passenger charges represented 75.7% and 73.9%, respectively, of our aeronautical revenues and 64.5% and 62.7%, respectively, of our consolidated revenues. Passenger charges in the past have represented at least half of the total revenues earned at our nine airports. Thus, the principal factor affecting our results of operations is the number of passengers using our airports.

         In recent years, the aggregate passenger traffic volume in all of our airports has been roughly equally divided between domestic and international passengers. In each of 2000 and 2001, for example, approximately 59.0% of the passengers using our airports were international and the remaining 41.0% were domestic. During 2000 and 2001, 41.5% and 40.0%, of our total revenues were derived from passenger charges collected from international passengers.

         Of the international passengers traveling through our airports, a majority historically have traveled on flights originating in or departing to the United States. In 2000 and 2001, for example, approximately 39.7% and 40.4%, respectively, of the total passengers and approximately 67.4% and 68.4%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. Accordingly, our results of operations are substantially influenced by U.S. economic conditions, particularly trends affecting leisure travel and consumer spending. Many of these factors affecting the passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

Passenger Traffic Following September 11, 2001

         The terrorist attacks on the United States on September 11, 2001 have had a severe adverse impact on the global air transport industry. At our airports, air passenger traffic has decreased substantially following the attacks. The following chart reflects the impact of the decrease in passenger traffic after September 11 on an airport-by-airport basis as compared to prior periods.

                                               Passenger Traffic(1)
                                  (In thousands of passengers, except percentages)


                       September                   October-December              January-March
                   -----------------      %        ----------------      %     -----------------       %
                     2000      2001    change       2000       2001    change     2001      2002     change
                   -------   -------  --------    -------   -------  -------   -------   -------   --------
Cancun........       494.4     414.6    (16.1)    1,670.0   1,450.6    (13.1)   2,203.5   2,081.2     (5.6)
Merida........        62.9      57.5     (8.6)      225.2     206.9     (8.1)     228.5     204.3    (10.6)
Cozumel.......        30.9      22.0    (28.8)      107.4      83.8    (22.0)     177.5     127.7    (28.1)
Villahermosa..        42.9      39.5     (7.9)      136.4     126.5     (7.3)     137.7     114.0    (17.2)
Oaxaca........        32.0      29.7     (7.1)      117.1     107.4     (8.3)     119.7     105.8    (11.6)
Veracruz......        38.9      36.8     (5.4)      126.2     117.7     (6.7)     127.2     107.0    (15.8)
Huatulco......        17.4      15.8     (9.2)       77.7      63.6    (18.1)      97.4      78.1    (19.8)
Tapachula.....        16.3      14.3    (12.3)       51.3      44.5    (13.2)      47.2      44.0     (6.6)
Minatitlan....        12.4      10.7    (13.7)       36.4      32.0    (12.1)      32.2      29.0     (9.9)
                   -------   -------  --------    -------   --------  -------   -------   -------   -------
  Total......        748.1     640.9    (14.3)    2,547.7   2,233.0    (12.4)   3,170.9   2,891.1     (8.8)
                   =======   =======  ========    =======   ========  =======   =======   =======   =======

---------------------
(1)      Passenger figures exclude transit and general aviation passengers.

         Classification of Revenues and Price Regulation

         For financial reporting purposes, we classify our revenues into two categories: revenues from aeronautical services and revenues from non-aeronautical services. Our revenues from aeronautical services are earned from passenger charges, landing charges, aircraft parking charges, charges for airport security services and for the use of passenger walkways. Our revenues from non-aeronautical services are earned from the leasing of space in our airports to airlines, retailers and other commercial tenants, access fees collected from third parties providing complementary services at our airports and related miscellaneous sources.

         On May 1, 1999, revenues from our airports became subject to a "dual-till" price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of our revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services are regulated. In 2000 and 2001, approximately 91.1% and 90.8%, respectively, of our total revenues and approximately 39.2% and 39.3%, respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues. We cannot determine the portion of our predecessor's revenues that would have been regulated had the current price regulation system applied to our predecessor, because the Mexican Airport and Auxiliary Services Agency did not record its revenues in a manner that would permit classification according to the current regulatory system. Revenues from our leasing of space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) are currently not regulated under this price regulation system.

         The following table sets forth our revenues for the years ended December 31, 1999, 2000 and 2001, based on the categories of services established under the Mexican Airport Law.


                                                                 Year ended December 31,
                                    -------------------------------------------------------------------------------
                                                1999                      2000                       2001
                                    ----------------------     -----------------------     ---------------------
                                                        (thousands of pesos, except percentages)
                                         Amount       Percent       Amount      Percent       Amount       Percent
                                    ---------------   --------  --------------  --------  ---------------  --------
Regulated Revenues:
  Airport Services(1)............... Ps.    934,236      92.6%  Ps.  1,102,004     91.1%  Ps.   1,057,694     90.8%
Non-regulated Revenues:
   Access fees from non-permanent
   ground transportation............         15,653       1.6%          14,165      1.1%            2,974      1.0%
   Car parking and related access             2,315       0.2%
   fees.............................                                     8,419      0.7%           12,210      0.3%
   Other fees.......................            456       0.0%             983      0.1%              898      0.1%
   Complementary Services(1)........            418       0.0%             902      0.1%                0      0.0%
   Commercial Services..............         55,164       5.5%          79,646      6.6%           83,745      7.2%
   Other Services...................            949       0.1%           4,030      0.3%            6,733      0.6%
                                     --------------  ---------  --------------    ------  --------------- ---------
 Total............................ Ps.  1,009,191     100.0%  Ps.  1,210,149      100.0%  Ps.   1,164,254    100.0%
                                     ==============  =========  ==============    ======  =============== =========

-------------------
(1) Access fees charged to third parties providing complementary services in our airports are recorded under regulated airport services.


Acquisition of Businesses

         Prior to June 30, 1999, four businesses in two of our airports were operated by third parties under long-term leases. On June 30, 1999, we acquired the right to operate directly three of these businesses. A description of these acquired businesses is presented under "Item 4. Information on the Company--Acquisition of Businesses." The fourth of these businesses continues to be operated by a third party. This business is described in "Item 4. Information on the Company--Business Overview--Our Airports--Merida International Airport."

         Prior to June 30, 1999, access fees from these four businesses, which we recorded as non-aeronautical revenues, were the sole revenues that we earned from these businesses. The most important access fees for these businesses consisted of a fee equal to 12% of passenger charges from passengers departing through the charter terminal of Cancun International Airport. As a result of the acquisitions, effective July 1, 1999 we ceased to record access fee revenues, and began directly earning aeronautical and non-aeronautical revenues (principally passenger charges and revenue from the leasing of commercial space), from the three acquired businesses.

Effects of Devaluation and Inflation

         The following table sets forth, for the periods presented:

          o the percentage that the Mexican peso devalued or appreciated against the U.S. dollar,

          o    the Mexican inflation rate,

          o    the U.S. inflation rate, and

          o the percentage that Mexican gross domestic product, or GDP, changed as compared to the previous period.


                                                        Year ended December 31,
                                                     --------------------------
                                                         1999    2000     2001
                                                         ----    ----     ----
Depreciation (appreciation) of the Mexican Peso as
  compared to the U.S. dollar(1)....................    (3.6)%   0.61%   (4.2)%
Mexican inflation rate(2)...........................    12.3%    8.9%     4.4%
U.S. inflation rate(3)..............................     2.2%    3.4%     1.6%
Change in Mexican gross domestic product(4).........     3.2%    6.9%    (0.3)%

-------
(1) Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps.9.8650 per U.S. dollar as of December 31, 1998, Ps.9.5143 per U.S. dollar as of December 31, 1999, Ps.9.5722 per U.S. dollar as of December 31, 2000 and Ps.9.1695 per U.S. dollar as of December 31, 2001.

(2) Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was: 275.0 in 1998, 308.9 in 1999, 336.6 in 2000 and
         351.4 in 2001.

(3)      As reported by the U.S. Department of Labor, Bureau of Statistics.

(4) In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI).

         The general condition of the Mexican economy, the devaluation of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

          o Depreciation and amortization expense--We restate our non-monetary Mexican and foreign assets to give effect to inflation. The restatement of these assets in periods of high inflation increases the carrying value of these assets in pesos, which in turn increases the related depreciation expense.

          o Passenger charges--Passenger charges for international passengers are currently denominated in dollars, while passenger charges for domestic passengers are denominated in pesos. Because Mexican GAAP requires Mexican companies to restate their results of operations in prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeds the devaluation rate for that period, the peso value of dollar-denominated or dollar-linked revenues in the prior period will be higher than those of the current period. This effect may occur despite the fact that the amount of such revenues in dollar terms may have been greater in the current period.

          o Comprehensive financing cost--As required by Mexican GAAP, our comprehensive financing cost reflects gains or losses from foreign exchange and gains or losses from monetary position.

          o Maximum rates--Our international passenger tariffs are denominated in U.S. dollars, but paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 30 to 60 days following the date of each flight. We intend to charge prices that are as close as possible to our maximum chargeable rates. Because we generally are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)), a devaluation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports which could lead to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

Revenues from Aeronautical Services and Non-aeronautical Services

         The following table sets forth our revenues from aeronautical services and non-aeronautical services for the periods presented.

                                    Revenues

                                            Year Ended December 31,
                                -----------------------------------------------
                                     1999            2000             2001
                                --------------   --------------  --------------
                                              (millions of pesos)
Aeronautical Services:
   Passenger charges.............Ps.     649.0    Ps.     781.1   Ps.     730.4
  Landing charges................         94.7             98.6            99.0
  Aircraft parking charges.......         94.0            118.0           123.1
  Airport security charges.......         12.9             14.6            15.1
  Passenger walkway charges......         13.3             19.8            21.1
                                 -------------    -------------   -------------
    Total........................        863.9          1,032.1           988.7
                                 =============    =============   =============
Non-aeronautical Services:
  Leasing of space...............         75.1             79.7            93.6
  Access fees from catering......         14.0             16.2            14.1
  Access fees from ground
  transport......................         16.5             16.7            19.8
  Other access fees..............         33.8             49.2            39.4
  Other..........................          5.9             16.2             8.7
                                 -------------    -------------   -------------
    Total........................        145.3            178.0           175.6
                                 =============    =============   =============
      Total Revenues:............Ps.   1,009.2    Ps.   1,210.1   Ps.   1,164.3
                                 =============    =============   =============

Operating Results by Airport

         The following table sets forth our results of operations for the periods presented.

                                              Year Ended December 31,
                                  --------------------------------------------
                                      1999            2000           2001
                                  -------------- -------------- --------------
                                              Airport Operating Results
                                               (millions of pesos)
Cancun:
   Revenues:
   Aeronautical services......... Ps.      543.5  Ps.     725.4  Ps.     697.8
   Non-aeronautical services.....          101.9          125.8          120.1
     Total revenues..............          645.4          851.2          817.9
  Operating income...............          232.8          387.5          363.5
Merida:
   Revenues:
   Aeronautical services.........           79.1           74.0           73.5
   Non-aeronautical services.....           14.4           17.4           17.1
     Total revenues..............           93.5           91.4           90.6
  Operating (loss) income........           13.8            9.2           13.7
Cozumel:
   Revenues:
   Aeronautical services.........           47.0           49.2           46.2
   Non-aeronautical services.....            6.9            8.8           10.1
     Total revenues..............           53.9           58.0           56.3
  Operating (loss) income........            4.9            4.8            8.0
Other:(1)
   Revenues:
   Aeronautical services.........          194.3          183.6          171.2
   Non-aeronautical services.....           22.1           25.9           28.3
     Total revenues..............          216.4          209.5          199.5
  Operating (loss) income........           23.7            2.4           (8.0)
Total:
   Revenues:
   Aeronautical services.........          863.9        1,032.1          988.7
   Non-aeronautical services.....          145.3          178.0          175.6
     Total revenues..............        1,009.2        1,210.1        1,164.3
  Operating (loss) income........          275.2          403.9          377.2
Other Operating Data (Unaudited):
  EBITDA(2)......................          549.4          707.2          680.2
  EBITDA margin(3)...............           54%            58%            58%
-----------
(1) Reflects the results of operations of Servicios Aeroportuarios del Sureste, S.A. de C.V. (our administrative services subsidiary), our parent holding company, our airports located in Veracruz, Minatitlan, Oaxaca, Huatulco, Villahermosa and Tapachula and consolidation adjustments.
(2) EBITDA refers to earnings before net comprehensive financing cost, income taxes and depreciation, amortization and extraordinary items. We have included EBITDA data in this Form 20-F because such data is used by certain investors to measure a company's ability to service debt and fund capital expenditures. EBITDA is not a measure of financial performance under either Mexican GAAP or U.S. GAAP and should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA as it is used in this Form 20-F may differ from similarly titled measures reported by other companies.
(3)      Consists of EBITDA divided by total revenues.

Summary Historical Results of Operations

         The following table sets forth our consolidated results of operations for the periods presented.


                                                                     Consolidated Operating Results
                                                                         Year Ended December 31,
                                                   -----------------------------------------------------------------
                                                            1999                  2000                   2001
                                                   -------------------   -------------------    --------------------
                                                                          (thousands of pesos)

Revenues:
Aeronautical services.............................. Ps.        863,860   Ps.      1,032,173      Ps.        988,670
Non-aeronautical services..........................            145,331              177,976                 175,584
  Total revenues...................................          1,009,191            1,210,149               1,164,254
Operating Expenses:
  Cost of services.................................           (232,773)            (282,006)               (288,192)
  General and administrative expenses..............           (115,441)            (105,612)                (99,591)
  Technical assistance(1)..........................            (60,514)             (54,823)                (38,085)
  Concession fee(2)................................            (51,006)             (60,467)                (58,204)
  Depreciation and amortization....................           (274,291)            (303,293)               (302,938)
      Total operating expenses.....................           (734,025)            (806,201)               (787,010)
  Operating income.................................            275,166              403,948                 377,244
Comprehensive Financing Cost:
  Interest income, net.............................             17,669               38,572                  77,666
  Exchange gains (losses), net.....................             (1,072)              (3,306)                 (5,186)
  Loss from monetary position......................               (615)             (50,207)                (37,587)
      Net comprehensive financing (cost) income....             15,982              (14,941)                 34,893
  Income before income taxes and employees'
    statutory profit sharing.......................            291,148              389,007                 412,137
  Benefit from (provision for) income taxes and
    employees' statutory profit sharing............           (123,042)            (170,198)               (152,697)
  Extraordinary item...............................                  -                    -                  (6,690)
  Net income.......................................            168,106              218,809                 252,750
Other Operating Data (Unaudited):
  EBITDA(3)........................................            549,457              707,241                 680,183
  Operating margin(4)..............................                27%                  33%                     32%
  Net margin(5)....................................                17%                  18%                     22%
  EBITDA margin(6).................................                54%                  58%                     58%

-----------
(1) Beginning April 19,1999, we are required to pay ITA a technical assistance fee based on the technical assistance agreement. This fee is described in "Business--Investment by ITA" under Item 4.
(2) Beginning November 1, 1998, each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concession.
(3) EBITDA refers to earnings before net comprehensive financing cost, income taxes and depreciation, amortization and extraordinary items. We have included EBITDA data in this Form 20-F because such data is used by certain investors to measure a company's ability to service debt and fund capital expenditures. EBITDA is not a measure of financial performance under either Mexican GAAP or U.S. GAAP and should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA as it is used in this Form 20-F may differ from similarly titled measures reported by other companies.
(4)      Consists of operating income divided by total revenues.
(5)      Consists of net income divided by total revenues.
(6)      Consists of EBITDA divided by total revenues.

Results of Operations for the Year ended December 31, 2001 Compared to the Year ended December 31, 2000

Revenues

         Total revenues for 2001 were Ps.1,164 million, 3.8% less than the Ps.1,210 million recorded in 2000. This decrease in total revenues resulted primarily from a 4.2 % decrease in revenues from aeronautical services in 2001 as compared to 2000, which principally reflected the decline in passenger traffic following September 11, 2001. To a lesser extent, the decrease in total revenues reflected the impact of a 1.3% decrease in non-aeronautical revenues over the same period.

         Our revenues from aeronautical services, net of rebates, decreased 4.2% from Ps.1,032 million in 2000 to Ps.989 million in 2001, primarily as a result of decreased revenues from passenger charges. Revenues from passenger charges decreased 6.5% from Ps.781.1 million in 2000 (75.7% of our aeronautical revenues during the period) to Ps.730.4 million in 2001 (73.9 % of our aeronautical revenues during the period). The decrease in aeronautical revenues was partially offset by higher revenues from aircraft parking charges, which increased from Ps.117.9 million during 2000 to Ps.123.1 million during 2001, principally as a result of longer airplane parking periods, which was offset by the decrease in air traffic volume. Other sources of aeronautical revenues were substantially the same in both periods.

         Revenues from non-aeronautical services decreased 1.3% from Ps.178 million in 2000 to Ps.176 million in 2001, mostly due to a decline in other access fees.

         Our revenues from regulated sources of revenues in 2001 were Ps.1,058 million, as compared to Ps.1,102 million in 2000, mainly reflecting the decrease in passenger traffic volume described above. During 2001, Ps.106.6 million of our revenues were from non-regulated sources of revenues, 1.5% less than the Ps.108.1 million of revenues from non-regulated sources of revenues in 2000.

Operating Expenses and Operating Income

         Total operating expenses were Ps.787 million in 2001, a 2.4% decrease from the Ps.806 million recorded as operating expenses in 2000. As a percentage of total revenues, operating expenses increased from 66.6% of total revenues in 2000 to 67.6% of total revenues in 2001. The decrease in total operating expenses in absolute terms principally resulted from concession fees and general administrative expenses, which more than offset an increase in cost of services.

         Cost of services increased 2.2% from Ps.282 million in 2000 to Ps.288 million in 2001. The increase principally reflected higher expenses related to security services in 2001, as these services are now rendered by external personnel. The increase was partially offset by a 17.38% year-over-year decline in personnel costs.

         General and administrative expenses decreased from Ps.106 million in 2000 to Ps.100 million in 2001. This decrease was primarily attributable to the outsourcing of security services discussed above.

         Technical assistance fees decreased by 30.5% and concession fees decreased by 3.7% from 2000 to 2001. The decrease in concession fees is principally due to lower revenues in 2001. The decrease in technical assistance fees was mainly due to the scheduled reduction in the minimum fixed dollar amount of the fee in 2001, as compared to 2000. Because of this decrease, technical assistance fees in 2001 were based on operating results. For further explanation of the calculation of the technical assistance fees and its minimum annual level, see Item 4. "Information on the Company--Business Overview--Investment by ITA."

         Depreciation and amortization costs were substantially the same in 2001 as they were in 2000, at Ps.303 million.

         Operating income decreased 6.6% from Ps.404 million in 2000 to Ps.377 million in 2001. This decrease in operating income was primarily a result of the 3.8% decrease in revenue from 2000 to 2001, which more than offset the 2.4% decrease in total operating expenses during the same period.

         Operating income in Cancun International Airport decreased by 6.2% during 2001 as compared to 2000. Operating income in each of our eight other airports declined or remained substantially the same during 2001 as compared to 2000. During 2001, revenues and passenger traffic volume in those eight airports generally were less than or substantially the same as the corresponding figures during 2000. We believe that the lack of income growth at those eight airports was due to a decrease in domestic passenger traffic volume that reflected local conditions, including decreased local economic activity at Coatzacoalcos, higher costs of travel due to less local carrier competition, the closing of a major resort facility at Huatulco and decreased domestic tourism as Mexicans took advantage of the strong peso and traveled abroad. We cannot predict whether these trends are likely to continue in the future.

EBITDA

         EBITDA for 2001 was Ps.680.2 million, 3.8% lower than the Ps.707.2 million recorded in 2000. EBITDA margin (EBITDA as a percentage of total revenues) was 58%, substantially the same margin recorded that we recorded in 2000.

Comprehensive Financing Cost

         Comprehensive financing cost produced net income of Ps.35 million in 2001 as compared to a net expense of Ps.15 million recorded in 2000, primarily due to an increase in net interest income principally reflecting higher cash balances in 2001.

Income Taxes and Employees' Statutory Profit Sharing

         We recorded a Ps.153 million provision for income taxes and employees' statutory profit sharing (all of which represented deferred income taxes and deferred employees' statutory profit sharing) in 2001, as compared to a Ps.170 million provision (all of which represented deferred income taxes and deferred employees' statutory profit sharing) in 2000.

Net Income

         Net income increased 15.5% from Ps.219 million in 2000 to Ps.253 million in 2001, principally as a result of our comprehensive financing income in 2001.

Results of Operations for the Year ended December 31, 2000 Compared to the Year ended December 31, 1999

Revenues

         Total revenues for 2000 were Ps.1,210 million, 19.9% higher than the Ps.1,009 million recorded in 1999. The increase in total revenues resulted primarily from a 19.5% increase in revenues from aeronautical services in 2000 as compared to 1999, which principally reflected the three businesses we acquired as of June 30, 1999. To a lesser extent, the increase in total revenues benefited from a 22.5% increase in non-aeronautical revenues between the same periods, which reflected greater revenue from commercial activities in our airports. Of the Ps.1,210 million in revenues we generated in 2000, Ps.248.9 million related to the three businesses we acquired as of June 30, 1999.

         Revenues from aeronautical services increased 19.5% from Ps.864 million in 1999 to Ps.1,032 million in 2000, primarily as a result of increased revenues from passenger charges. Revenues from passenger charges grew 20.3% from Ps.649.4 million in 1999 (75.1% of our aeronautical revenues during the period) to Ps.781.1 million in 2000 (75.7% of our aeronautical revenues during the period). Of the Ps.1,032 million in revenues we generated from aeronautical services in 2000, Ps.222.7 million related to revenues from the three businesses we acquired as of June 30, 1999. Our airports served approximately 11.4 million passengers in 2000 as compared to 10.7 million in 1999. The increase in total passengers and revenues from passenger charges largely reflected the addition of passengers departing from the charter terminal at Cancun International Airport, which we began operating directly on July 1, 1999. The increase in aeronautical revenues also reflected higher revenues from aircraft parking charges, which increased from Ps.94.0 million during 1999 to Ps.118.0 million during 2000, principally as a result of increases in aircraft parking rates, which took effect March 1999. Other sources of aeronautical revenues were substantially the same in both periods. Our revenues from aeronautical services in 2000 reflected rebates issued.

         Revenues from non-aeronautical services increased 22.5% from Ps.145 million in 1999 to Ps.178 million in 2000. Of the Ps.178 million in revenues we generated from non-aeronautical services in 2000, Ps.25.8 million related to revenues generated from the three businesses we acquired as of June 30, 1999. The increase in revenues from non-aeronautical services principally reflected revenues from the leasing of space in the charter terminal of Cancun International Airport, which we began to operate directly in July 1999. The increase in revenues from non-aeronautical services also benefited from increased revenues from ground transportation, catering access fees and other miscellaneous sources of non-aeronautical revenues.

         Our revenues from regulated sources of revenues in 2000 were Ps.1,102.0 million, as compared to Ps.934.2 million in 1999, mainly reflecting the increase in revenues from passenger charges described above. During 2000, Ps.108.1 million of our revenues were from non-regulated sources of revenues, 43.9% higher than the Ps.75.1 million of revenues from non-regulated sources of revenues in 1999. This increase was due primarily to higher revenues from parking lots, non-permanent ground transportation and other commercial services, reflecting the implementation of our new business strategy.

Operating Expenses and Operating Income

         Total operating expenses were Ps.806 million in 2000, a 9.8% increase from the Ps.734 million recorded as operating expenses in 1999. As a percentage of total revenues, operating expenses decreased from 72.7% of total revenues in 1999 to 66.6% of total revenues in 2000. The increase in total operating expenses principally resulted from increases in cost of services, depreciation and amortization expense and concession fees. These sources of increased costs were offset in part by decreases in general administrative expenses and technical assistance fees. Of the Ps.72.0 million increase in operating expenses, approximately Ps.10.1 million related to costs and expenses attributable to the three businesses we acquired on June 30, 1999.

         Cost of services increased 21.1% from Ps.232.8 million in 1999 to Ps.282.0 million in 2000. This increase was mainly due to increased expenses for personnel resulting from the inclusion in our payroll of the employees of the charter terminal in Cancun International Airport, higher maintenance costs incurred to compensate for deferred maintenance in prior periods, increased security costs both in connection with the acquisition and for overall security improvements, and higher cleaning costs both in connection with the acquisition and for overall improvements in the quality of services provided.

         General and administrative expenses decreased from Ps.116 million in 1999 to Ps.106 million in 2000. This decrease was primarily attributable to reductions in administrative personnel, which was offset in part by increased wages for unionized workers.

         Technical assistance fees decreased by 9.4% and concession fees increased by 18.5% from 1999 to 2000. The increase in concession fees principally reflected higher revenues in 2000. The decrease in technical assistance fees was mainly due to the lower travel reimbursement payments to ITA.

         Depreciation and amortization costs increased from Ps.275 million in 1999 to Ps.303 million in 2000 principally as a result of depreciation expense related to the three businesses we acquired as of June 30, 1999.

         Operating income increased 46.8% from Ps.276 million in 1999 to Ps.404 million in 2000. This increase in operating income was primarily a result of the 19.9% increase in revenue from 1999 to 2000, which was offset by the 9.8% increase in total operating expenses during the same period. Of the Ps.404 million of operating income we recorded in 2000, Ps.135.0 million related to our operation of the three businesses that we acquired as of June 30, 1999.

         Operating income in Cancun International Airport increased by 66.4% during 2000 as compared to 1999. Operating income in each of our other airports declined or remained substantially the same during 2000 as compared to 1999. During 2000, revenues and passenger traffic volume in these eight airports generally were less than or substantially the same as the corresponding figures during 1999. We believe that this trend reflected a decrease in domestic passenger traffic volume, which affected the Mexican aviation industry generally in 2000. We cannot predict whether this trend is likely to continue.

EBITDA

         EBITDA for 2000 was Ps.707.2 million, 28.7% higher than the Ps.549.4 million recorded in 1999. EBITDA margin (EBITDA as a percentage of total revenues) increased from 54.4% in 1999 to 58.4% in 2000. Of the Ps.707.2 million of EBITDA we recorded in 2000, Ps.178.7 million related to our operation of the three businesses we acquired as of June 30, 1999. EBITDA as it is used in this Form 20-F may differ from similarly titled measures reported by other companies.

Comprehensive Financing Cost

         Comprehensive financing cost produced a net expense of Ps.14.9 million in 2000 as compared to net income of Ps.16.0 million recorded in 1999. The change was mainly due to a higher loss from monetary position in 2000 reflecting higher cash balances in 2000.

Income Taxes and Employees' Statutory Profit Sharing

         We recorded a Ps.170.2 million provision for income taxes and employees' statutory profit sharing (all of which represented deferred income taxes and deferred employees' statutory profit sharing) in 2000, as compared to a Ps.123.0 million provision (of which Ps.120.2 million represented deferred income taxes) in 1999. Currently, we are not entitled to file a consolidated tax return. As a result, tax losses in one subsidiary may not be used to offset taxable income in another subsidiary.

Net Income

         Net income increased 30.2% from Ps.168.1 million in 1999 to Ps.218.8 million in 2000, principally as a result of the increase in revenues recorded in 2000, which was offset by the increase in operating expenses and income taxes.

Liquidity and Capital Resources

         Historically, our operations have been funded through cash flow from operations. The cash flow generated from our operations has generally been used to fund operating expenses, to increase our cash balances and to fund the acquisition cost of three businesses that we began operating July 1, 1999. These three businesses, which were previously operated by third parties in two of our airports, were acquired for an aggregate purchase price of U.S.$39.6 million (U.S.$11.9 million of which was paid in cash at June 30, 1999 and U.S.$27.7 million of which was paid on June 30, 2000 upon the maturity of the notes issued in connection with the acquisitions). These acquisitions and their impact on our results of operations are more fully described in Note 6 to our financial statements.

         In 1999, we generated Ps.486.9 million in resources from operating activities. In 1999, our financing activities generated Ps.308.5 million of resources as a result of our issuance of the notes used to finance a portion of the purchase price of the three businesses we acquired on June 30, 1999. Our resources used in investing activities in 1999 were Ps.478.6 million, reflecting our acquisition of these three businesses.

         In 2000, we generated Ps.743.5 million in resources from operating activities. During the same period, our resources used in financing activities were Ps.308.5 million, reflecting the payment at maturity on June 30, 2000 of the notes incurred to finance a portion of the acquisition of the three businesses acquired on June 30, 1999. Resources used in investing activities were Ps.220.7 million, reflecting purchases of machinery, furniture and equipment.

         In 2001, we generated Ps.637.6 million in resources from operating activities. During the same period there was no financing activity and therefore no financing resources were generated or used. Resources used in investing activities were Ps.343.3 million, reflecting the expansion and remodeling of the main terminals at Cancun, Cozumel and Merida airports and the purchase of machinery, furniture and equipment.

         Under the terms of our concessions, each of our subsidiary concession holders is required to present a master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan includes investment commitments (including capital expenditures and improvements) of the concession holder for the succeeding five-year period. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. On July 28, 2000, the Ministry of Communications and Transportation approved each of our master development plans.

         The following table sets forth our committed investments for each airport pursuant to the terms of our current master development plans for the periods presented.

                                                                 Committed Investments

                                                                Year ended December 31,
                                  -----------------------------------------------------------------------------------
                                      2000(1)            2001             2002               2003           Total
                                  --------------     -------------     ------------    -------------    -------------
                                                                  (thousands of pesos)
Cancun.......................      Ps.   277,908     Ps.   151,677     Ps.   57,029    Ps.    15,837    Ps.   502,451
Merida.......................             57,296             2,601            6,402           17,974           84,273
Cozumel......................             71,500            30,299           14,863            3,503          120,165
Villahermosa.................             21,318             2,141           22,333            7,381           53,173
Oaxaca.......................             43,959               536            8,194            7,374           60,063
Veracruz.....................             16,247            26,960           19,414           10,779           73,400
Huatulco.....................             10,664            14,065           36,503            3,925           65,157
Tapachula....................              9,976            17,495            2,880            2,075           32,426
Minatitlan...................             12,100             1,383            8,411            2,304           24,198
                                   -------------     -------------     ------------    -------------    -------------
     Total...................      Ps.   520,968     Ps.   247,157     Ps.  176,029    Ps.    71,152    Ps. 1,015,306
                                   =============     =============     ============    =============    =============

-----------
(1) Reflects committed investments for the period from May 1, 1999 to December 31, 2000.




         The following table sets forth our historical capital expenditures, in the periods indicated.

                              Capital Expenditures

  Year ended December 31,                      (thousands of pesos)(1)
  -----------------------                      -----------------------

1997                                         Ps.                91,141
1998....................................                       222,626
1999....................................                        42,435
2000....................................                       220,744
2001....................................                       343,341
-------
(1) Expressed in constant pesos with purchasing power as of December 31, 2001.



         We expect to fund our operations and capital expenditures in the short-term and long-term through cash flow from operations. We may also incur indebtedness from time to time.

Critical Accounting Policies

         We employ accounting policies and make certain estimates that require significant judgment on behalf of our management and accountants. These policies are critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to such policies on our business operations are addressed where such policies affect our reported and expected financial results throughout our discussion of our results of operation in this Item 5. For a detailed discussion of the application of these and other accounting policies, see Notes 2 and 15 our financial statements. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses generated during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

         Our regulated revenues are subject to a maximum chargeable rate at each airport established by the Ministry of Communications and Transportation. To avoid exceeding our maximum rates at year end, we may be required to take actions, including reducing prices during the latter part of the year or issuing credits or discounts to customers. These actions are recorded against revenues. If we exceed the maximum rate at any of our airports at the end of the year, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for exceeding an airport's maximum rate can result in termination of the concession if the maximum rate has been exceeded and sanctions have been imposed three times. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

Allowance for Doubtful Accounts

         We perform ongoing credit evaluations of our customers and adjust credit limits based upon the customer's payment history and current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the established allowance we have created to provide for such losses, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in the hands of a few large customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collection of our accounts receivables and our future operating results.

Valuation of Rights to Use Airport Facilities and Airport Concessions

         We periodically review the carrying value of our rights to use airport facilities and airport concessions for continued appropriateness. This review is based upon our projections of anticipated future cash flows over the life of the asset or our concessions, as appropriate. Since our airport concessions expire in 2047, significant management judgment is required in estimating these future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations. Further, in analyzing the carrying value of our airport concessions we compare the aggregate carrying value of all nine of our airport concessions to the net cash flows derived from all of the airports, as permitted by accounting literature. The aggregate net cash flows from all of our airports exceed the carrying value of the airport concessions. Accordingly, because we analyze our valuation estimates at an aggregate level, we have not recognized any impairment loss in the carrying value of an individual airport concession where the carrying value of the individual airport concession exceeds the net cash flows of that airport.

Deferred Income Tax and Employees' Statutory Profit Sharing

         Our income tax expense and employees' statutory profit sharing is comprised of current expenses and deferred expenses. Deferred income tax represents future receivables or payables resulting from the temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our airport concessions, rights to use airport facilities, and from tax loss carryforwards and credits. Deferred employees' statutory profit sharing is calculated in a similar manner. These temporary differences and tax loss carryforwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding change in the balances of the recognized deferred tax assets and liabilities is recorded in earnings. Deferred tax assets and deferred employees' statutory profit sharing assets are subject to valuation allowances if we estimate that there is less than a fifty percent chance that the assets will be able to be realized. We have recognized valuation allowances against deferred tax assets and deferred employees' statutory profit sharing for one of our airport subsidiaries. We have not recognized valuation allowances against tax loss carryforwards generated by our other airport subsidiaries because under current tax law these tax carryforwards can be carried forward through the term of the airport concessions. As our airport concessions expire in 2047, significant management judgment is required in determining any valuation allowance.

Contingent Liabilities

         We are a party to a number of legal proceedings. In addition, certain legal proceedings have been initiated against the Ministry of Transportation and Communication which may have a negative impact on our financial condition. Under generally accepted accounting principles, liabilities are recognized in the financial statements when a loss is both estimable and probable. If a loss is probable but the amount of loss cannot be reasonably estimated, the lowest amount in the range of possible loss is recognized. If the loss is neither probable nor estimable or if the likelihood of a loss is remote, no amounts are recognized in the financial statements. Based on legal advice we have received from our Mexican counsel and other information available to us, we have not recognized any losses in the financial statements as a result of these proceedings.

Differences between Mexican GAAP and U.S. GAAP

         Our financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. See Note 15 to our financial statements. Net income under U.S. GAAP was Ps.319.7 million, Ps.298.9 million and Ps.294.9 million for the years ended December 31, 1999, 2000 and 2001, respectively.

         The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are deferred income taxes, employees' statutory profit sharing, the treatment of our investments in our concessions and the rights to use airport facilities and the treatment of ITA's options, which are accounted for as a deferred technical assistance fee under U.S. GAAP. Each of these differences affects both net income and stockholders' equity. See Note 15 to our financial statements for a discussion of these differences and the effect on our results of operation.

Item 6.  Directors, Senior Management and Employees

Directors

         The board of directors is responsible for the management of our business. Pursuant to our bylaws, the board of directors must consist of an uneven number of directors determined at an ordinary general meeting of stockholders and is required to have at least seven, but not more than eleven, members. Currently, the board of directors consists of seven directors, each of whom is elected at the annual stockholders' meeting for a term of one year or until a successor has been appointed.

         Our bylaws provide that the holders of series BB shares are entitled to elect two members and their alternates to the board of directors. Our remaining directors are elected by the holders of our series B shares. Under our bylaws, each stockholder or group of stockholders owning at least 10% of our capital stock in the form of series B shares is entitled to elect one member to the board of directors for each 10% interest that it owns. The other directors to be elected by the holders of our series B shares are elected by majority vote of all holders of series B shares present at the stockholders' meeting (including stockholders that individually or as part of a group elected a director as a result of their 10% stake). On February 28, 2001 the stockholders voted to eliminate alternate members of the board of directors with respect to those directors elected by holders of series B shares.

         The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name                                     Title                Director
----                                     -----                 Since
                                                               -----

Kjeld Binger(1)..............Director and Chairman       March 19, 1999
Aaron Dychter Poltolarek.....Director                    March 19, 1999
Martha Miller de Lombera.....Director                    February 28, 2001
David Penaloza Sandoval(2)...Director                    August 9, 2000
Ricardo Guajardo Touche......Director                    February 28, 2001
Mark Beveridge...............Director                    February 28, 2001
Francisco Garza Zambrano.....Director                    February 28, 2001
-----------
(1) Elected by ITA as holder of series BB shares, with Gilles Breem as Alternate.
(2) Elected by ITA as holder of series BB shares, with Tomas Aranda Perez as Alternate.

Kjeld Binger. Mr. Binger is a member of our board of directors and was appointed Chairman of the Board on March 20, 2001. He has been a Vice-President of Copenhagen Airports A/S since 1996. Previously, Mr. Binger was Director of Planning and Projects of Copenhagen Airports A/S, Vice-President of project development of Hojgaad & Schultz A/S and Project Director of Hoffman & Sonner A/S. Mr. Binger has been involved in several international bidding processes regarding privatization of airports. Currently, Mr. Binger is a member of the board of directors of Copenhagen Airport Development International A/S, and a member of the management committee of Copenhagen Airports A/S. He is 47 years old.

Aaron Dychter Poltolarek. Mr. Dychter is a member of our board of directors and has been Under-Secretary of Transportation of the Ministry of Communications and Transportation since December, 1994. Previously, Mr. Dychter was Chief of the Investment, Energy and Industry Unit of the Under-Secretary of Expenditures of the Ministry of Finance and Public Credit, Chief of the Investment Unit of the Under-Secretary of Budget Control of the Ministry of Finance and Public Credit, Coordinator of Advisors to the Under-Secretary of Budget of the Ministry of Budget and Director General of Energy Policy of the Ministry of Energy, Mining and Industry. Currently, Mr. Dychter is a member of the board of directors of Grupo Aeroportuario del Pacifico, S.A. de C.V., Grupo Aeroportuario del Centro Norte, S.A. de C.V. and Grupo Aeroportuario de la Ciudad de Mexico, S.A. de C.V., as well as of the subsidiaries of last two of these companies. He is 51 years old.

Martha Miller de Lombera. Ms. Miller is a member of our board of directors and was Vice-President and General Manager of Procter & Gamble Latin America North until her retirement in April 2001. She currently serves on the board of directors of United Way International and was previously a board member of the American Chamber of Commerce of Mexico City. She is 54 years old.

David Penaloza Sandoval. Mr. Penaloza is a member of our board of directors and is the President of Grupo Tribasa, S.A. de C.V., a Mexican construction company. Along with several other founders, Mr. Penaloza started Triturados Basalticos y Derivados, S.A. de C.V., which today is part of Grupo Tribasa, in 1969. Mr. Penaloza is a member of the board of directors of Bancomer, S.A., Banco del Atlantico, S.A. and Banco Interacciones, S.A. He is 57 years old.

Mark Beveridge. Mr. Beveridge is a member of our board of directors and has been Vice President of Portfolio Management with Templeton Global Investors, Inc. in St. Petersburg, Florida since 1985. He has a degree in business administration from University of Miami in Coral Gables, Florida. He is 40 years old.

Ricardo Guajardo Touche. Mr. Guajardo is a member of our board of directors and is President of Grupo Financiero BBVA Bancomer, S.A. since 2000. He was a President and General Director of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000, and General Director of Grupo Vamsa since 1989. He has served on the board of directors of Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), Fomento Economico Mexicano (FEMSA), Grupo Valores de Monterrey (VAMSA), Transportacion Maritima Mexicana (TMM), Alfa, El Puerto de Liverpool and Centro de Estudios Economicos del Sector Privado (CEESP). He is 54 years old.

Francisco Garza Zambrano. Mr. Garza is a member of our board of directors and he has served as President of Cementos Mexicanos of Norteamerica y Trading (his current position), as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela, and as President of Cementos Mexicanos E.U.A. He was formerly on the board of directors of Control Administrative Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Camara Nacional del Cemento (CANACEM), Club Industrial, A.C. and Fundacion Mexicana para la Salud. He is 47 years old.

Executive Officers

         Pursuant to our bylaws, the holders of series BB shares are entitled to appoint and remove our chief executive officer and one half of the executive officers reporting directly to the chief executive officer. Currently, three executive officers report directly to the chief executive officer, two of whom were appointed by ITA.

         As of January 25, 2002, Ricardo Sanchez resigned from his position as Director of Commercial Activities. Shortly after Mr. Sanchez's resignation, we began our search for a new Director. Until we hire a new Director, our Chief Executive Officer, Frantz Guns is also acting as Director of Commercial Activities. Currently, this position remains vacant.

         The following table lists our executive officers, their current position and their year of appointment as an executive officer:

                                           Principal             Executive
   Name                                    occupation          Officer since
   ----                                    -----------         -------------
   Frantz Guns Devos*.............. Director General            March 1, 2000
                                    (chief executive officer)
   Adolfo Castro Rivas*............ Director of Finance         January 24, 2000
                                    (chief financial officer)
   Maria Felisa Perez Luengo*...... Acting Director of          January 31, 2000
                                    Operations
                                    (acting chief operating
                                    officer)
   Claudio Gongora Morales......... General Counsel             April 19, 1999
   currently vacant................ Director of Commercial
                                    Activities
-----------
*Appointed by ITA, as holder of series BB shares.


Frantz Guns Devos. Mr. Guns has been our Chief Executive Officer since March 1, 2000. Previously, Mr. Guns served as an advisor to the Chairman of Grupo Tribasa, the Chief Executive Officer of Mexicana de Dragados S.A. de C.V. and Servicios Aereos Tribasa S.A. de C.V., a Vice-President of the National Association of Port and Maritime Terminals, an Alternate Director of the Association of American Railroads and the Chief Executive Officer of Infraestructura Portuaria Mexicana S.A. de C.V., Ferrocarril del Sureste S.A. de C.V. and Tribasa Construcciones S.A. de C.V. He is 49 years old.

Adolfo Castro Rivas. Mr. Castro has been our Director of Finance since January, 2000. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr. Castro was also Chief Financial Officer of Netcapital S.A. de C.V., and Director of Finance of Grupo Mexicano de Desarrollo S.A. de C.V., Finance Manager of Grupo ICA S.A. and an auditor and consultant with Coopers & Lybrand. He is 38 years old.

Caudio Gongora Morales. Mr. Gongora has been General Counsel since April 25, 2001. Previously, he was Sub-Director of Asur (starting on April 19, 1999). Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compania Exploradora del Istmo, S.A. de C.V. He has also been Legal Sub-Director of Commission de Fomento Minero, Legal Chief Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.,A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 50 years old.

Maria Felisa Perez Luengo. Ms. Perez is Acting Director of Operations of Asur. Thus far, her career has focused entirely on the airport industry. Previously, she was Technical Manager of Nemesys (airport management consultants for French Airport Managers and DGAC) and Project Manager of Thom Airfield Lighting for Europe, Africa, South America and South Asia. She is 33 years old.

Statutory Auditor

         Our bylaws provide for two or more statutory auditors who report to the stockholders at the ordinary general stockholders' meeting on the accuracy of the financial information presented by the board of directors and generally review the affairs of ASUR. Our bylaws provide that each stockholder or group of stockholders owning at least 10% of our shares is entitled to appoint a statutory auditor and an alternate. The statutory auditors are authorized to:
(i) call ordinary or extraordinary stockholders' meetings; (ii) place items on the agenda for meetings of stockholders or the board of directors; and (iii) attend, but not vote at, meetings of stockholders, the board of directors and our management committees. The current statutory auditors are Emilio Carrera Cortes, with Miguel Angel Rubio Bravo as alternate, who were proposed by NAFIN, and Rafael Maya Urosa, with Manuel Leyva Vega as alternate, who are both partners at PricewaterhouseCoopers and who were appointed by ITA, as holder of series BB shares.

Compensation of Directors and Executive Officers

         For the year ended December 31, 2001, the aggregate compensation earned by our executive officers was approximately Ps.8.9 million. Directors received Ps.1.8 million in aggregate compensation for the year ended December 31, 2001.

Committees

         Our bylaws provide for four committees to assist the board of directors with the management of our business: an Operating Committee, an Audit Committee, an Acquisitions and Contracts Committee and a Nominations and Compensation Committee.

         The Operating Committee, which has six members, is responsible for proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development plans of our subsidiary concession holders, our dividend policy and investments of less than U.S.$2 million, that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of series BB shares have the right to appoint three of the committee members, one of whom is required to be the chief executive officer. The consent of the series BB directors is also required to select the members of the Operating Committee that are not members of our board or officers of our company. The current members of the Operating Committee are Frederic Garcia, Martha Miller de Lombera, Samuel Podolsky, Francisco Garza Zambrano, Cristian Gorm and Franz Guns. A secretary has also been appointed who is not a member of the committee.

         The Audit Committee, which currently has three members, is responsible for ensuring that our board of directors, our officers and the officers of our subsidiaries comply with the bylaws, applicable law and general guidelines required to be prepared under the bylaws. The Audit Committee is also responsible for monitoring transactions with affiliates, including ITA and its stockholders. Our bylaws provide that a stockholders' meeting shall determine the number of members of the Audit Committee, which is required to be comprised of a majority of members of the board of directors. The members of the board of directors elected by the holders of series BB shares are entitled to appoint one member to the committee. The committee members elect a president, who does not have a tie-breaking vote, and a secretary, who is not required to be a committee member. The committee also appoints a special delegate who may not be a person appointed by the holders of series BB shares nor be related to them. The special delegate is charged with ensuring that ITA complies with its obligations under the technical assistance agreement with us. The current members of the Audit Committee are Ricardo Guajardo Touche, Tomas Aranda Perez and Mark Beveridge. A secretary has also been appointed who is not a member of the committee.

         The Acquisitions and Contracts Committee, composed of three members, is responsible for ensuring compliance with our procurement policies set forth in our bylaws. Among other things, these policies require that the Acquisitions and Contracts Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$400,000 and that any contract between us, on the one hand, and ITA or any of its related persons (as defined under "Description of Capital Stock"), on the other hand, be awarded pursuant to a bidding process involving at least three other bidders. Our bylaws provide that a stockholders' meeting will determine the number of members of the Acquisitions and Contracts Committee, which is required to be comprised primarily of members of the board of directors. The members of the board of directors elected by the holders of series BB shares are entitled to appoint one member to the committee. The current members of the Acquisitions and Contracts Committee are Frantz Guns Devos, Frederic Garcia and Adrian F. Esteve Tarraga. A secretary has also been appointed who is not a member of the committee.

         The Nominations and Compensation Committee was formed on October 12, 1999. The duties of the committee include the proposal, removal and compensation of candidates for election to the board of directors and for appointment as executive officers. Our bylaws provide that a stockholders' meeting will determine the number of members of the committee. The holders of the series B and series BB shares, acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee are to be named by these two initial members. Members of the committee each have a term of one year. At each annual stockholders' meeting after a public offering of our shares, the Nominations and Compensation Committee is required to present a list of at least seven candidates for election as directors for the vote of the series B stockholders. At an ordinary stockholders' meeting held February 28, 2001, our stockholders resolved that the Nominations and Compensation Committee be comprised of three members. The three current members of the Nominations and Compensation Committee are Martha Miller de Lombera, Frederic Garcia and Samuel Podolsky. A secretary has also been appointed who is not a member of the committee.

Employees

         The following table sets forth the number of employees in various positions as of the end of 1998, 1999 and 2000.

                                  As of           As of           As of
                               December 31,    December 31,    December 31,
                                  1999            2000            2001
                              ------------     ------------    ------------
Administrative Employees
  Mexico City............          138             105             123
  Cancun Airport.........           55              52              70
  Cozumel Airport........           16              10              12
  Huatulco Airport.......           12              11              12
  Merida Airport.........           35              26              34
  Minatitlan Airport.....           13              12              13
  Oaxaca Airport.........           14              11              13
  Tapachula Airport......           11              13              15
  Veracruz Airport.......           21              13              16
  Villahermosa Airport...           13              10              10
                              ------------     ------------    ------------
    Total Administrative
    Employees                      328             263             318
                              ============     ============    ============
Unionized Employees Mexico
  City...................            0               0               0
  Cancun Airport.........          174             124             118
  Cozumel Airport........           47              26              25
  Huatulco Airport.......           26              20              18
  Merida Airport.........           84              54              45
  Minatitlan Airport.....           21              16              16
  Oaxaca Airport.........           30              22              20
  Tapachula Airport......           27              18              17
  Veracruz Airport.......           36              26              25
  Villahermosa Airport...           30              23              23
                              ------------     ------------    ------------
    Total Union Employees          475             329             307
                              ============     ============    ============

         As of December 31, 2000 and December 31, 2001, we had approximately 592 and 625 employees, respectively. The increase was mainly due to new employees hired for the operation of our parking lots, our new public information system and a new closed-circuit television monitoring system.

         Approximately 49.1% of our employees on December 31, 2001 were members of labor unions. A significant portion of the services rendered in our airports is provided by personnel employed by third parties. Approximately 19.7% of our employees are employed by Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary that provides us with administrative and personnel services, while the remainder, including all unionized personnel, are employed by our nine subsidiary operating companies.

         All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers. Labor relations with our employees are governed by nine separate collective labor agreements, each relating to one of our nine airports, and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. We expect to begin renegotiating our collective bargaining agreements with our unionized employees in August 2002 and hope to reach final agreements with the unions by October 2002. We believe that our relations with our employees are good.

         As part of the opening of Mexico's airports to investment, personnel employed by our predecessor at our airports were terminated on October 31, 1998 and rehired by us on November 1, 1998 free of any labor liability for their prior employment. In connection with the change in management, we have undertaken a number of personnel initiatives, including:

          o    substantially reducing overtime,

          o    creating recruiting standards,

          o    implementing general training programs,

          o    emphasizing customer service, and

          o    implementing a management decentralization program.

Item 7.  Major Shareholders and Related Party Transactions

                               MAJOR SHAREHOLDERS

         The following table sets forth certain information regarding the ownership of outstanding Shares as of December 31, 2001.


                               ----------------------------      -------------------------------
                                                                          Percentage of total
                                      Number of Shares                       share capital
                               ---------------------------       -------------------------------
Identity of stockholder          B Shares        BB Shares        B Shares           BB Shares
----------------------         -----------      ----------       -----------         -----------
NAFIN(1).....................   33,260,870         --                11.1%              --
ITA(1)(2)....................      --           45,000,000             --               15%
Copenhagen Airports A/S(2)...    7,500,000         --                 2.5%              --
Public.......................  214,239,130         --                71.4%              --

------------------
(1) In addition to the shares of series B shares held by the NAFIN trust, NAFIN (as trustee) has also entered into an agreement that may result in its acquisition of the 25.5% interest in ITA currently owned by Triturados Basalticos y Derivados, as described below.
(2)      Copenhagen Airports A/S also owns 25.5% of the capital stock of ITA.


         ITA has options through December 18, 2005 to subscribe for newly issued B shares. These options allow ITA to subscribe for 2%, 2% and 1% of our capital stock outstanding at the time of each exercise, determined on a fully diluted basis, from December 18, 2001 through December 18, 2005. ITA may exercise its options only if it has complied with its obligations under the technical assistance agreement and the stock ownership restrictions set forth in ASUR's bylaws. These options are described in "Related Party Transactions."

ITA Trust and Shareholders' Agreement

         The rules governing the sale of our series BB shares to ITA required that ITA place all of its series BB shares in trust in order to guarantee ITA's performance of its obligations under the technical assistance agreement and ITA's commitment to maintain its interest in ASUR for a specified period. Accordingly, ITA has placed its shares in trust with Bancomext. This trust provides that ITA may instruct Bancomext with respect to the voting of the shares held in trust that represent up to 10% of ASUR's capital stock; the remaining 5% is required to be voted in the same manner as the majority of all shares voted at the relevant stockholders' meeting. Under our bylaws and the trust, ITA is required to retain all of its series BB shares until the third anniversary of our global offering and thereafter until December 18, 2008 may transfer up to 49% of the series BB shares without restriction. After December 18, 2008, ITA may sell in any year up to 20% of its remaining interest in series BB shares. The term of the trust will be extended for an additional 15 years if, at the end of the initial 15-year term, ITA holds shares representing more than 10% of our capital stock. ITA may terminate the trust before the second 15 year term begins if: (i) ITA holds less than 10% of our capital stock at the end of the initial term; and (ii) the technical services agreement has been terminated. ITA is required to deposit in the trust any additional shares of our capital stock that it acquires.

         ITA's stockholders have entered into a shareholders' agreement which provides that most matters relating to ITA's participation in our management are to be decided by a qualified majority consisting of at least three of ITA's four stockholders. The agreement among ITA's stockholders also provides that the qualified majority must include Copenhagen Airports A/S and Triturados Basalticos y Derivados, S.A. de C.V. with respect to certain matters, including the appointment and removal of ASUR's chief executive officer and the election of the members of our board of directors to be elected by the series BB stockholders. Copenhagen Airports A/S is also required to be included in the qualified majority with respect to the adoption or amendment of our master development plans, business plans and investment plans.

         The agreement among ITA's stockholders also permits either Cintra Concesiones de Infraestructura de Transporte, S.A. or VINCI, S.A. to require ITA to dispose of 49% of ITA's shares of our capital stock at any time after the third anniversary of our global offering if such stockholder has been unable to transfer all of its shares of ITA's capital stock.

         Under the agreement among ITA's stockholders, ITA's decision to exercise its options to purchase additional shares of our capital stock requires the unanimous consent of each stockholder of ITA. However, in the event that ITA's stockholders do not unanimously agree to exercise an option, the ITA stockholder or stockholders in favor of exercising that option are permitted to cause ITA to transfer the option to such stockholder or stockholders at the fair value of such option as agreed among the stockholders or determined through an appraisal. These options are described in "--Related Party Transactions--Arrangements with ITA."

         Under the terms of the participation agreement and the trust agreement, ITA's key partners, currently Copenhagen Airports A/S and Triturados Basalticos y Derivados, S.A. de C.V., are required to maintain their current 25.5% ownership interest in ITA until December 18, 2014. To the extent that a key partner acquires shares of ITA in excess of its current 25.5% interest, this additional interest may be sold without restriction three years following our global offering. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If ITA or any of its stockholders defaults on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

         Triturados Basalticos y Derivados currently owns 25.5% of ITA's capital stock and is the Mexican key partner in ITA. However, there is uncertainty concerning the future ownership of the shares of ITA currently owned by Triturados Basalticos y Derivados. Recently, Triturados Basalticos y Derivados has been experiencing financial difficulties and as of April 23, 2002, it entered into financial restructuring proceedings under Mexican law (concurso mercantil) that could involve a sale of its shares of ITA.

         In July 2000, an affiliate of Triturados Basalticos y Derivados notified the Ministry of Communications and Transportation that Triturados Basalticos y Derivados had entered into an agreement purporting to transfer to the affiliate the right to vote the shares of ITA owned by Triturados Basalticos y Derivados. Triturados Basalticos y Derivados has advised us that it simultaneously agreed to transfer its shares of ITA to this affiliate, subject to the condition that a mandate previously given to NAFIN for the sale of these shares of ITA be either rescinded or found to be impossible to execute or without legal effect. As described below, NAFIN and Triturados Basalticos y Derivados have recently entered into an agreement to transfer these shares to Banco Nacional de Obras y Servicios Publicos, S.N.C. pursuant to this mandate. Triturados Basalticos y Derivados has advised us that it believes that the transfer of shares to the affiliate cannot be consummated because the conditions to the transfer to the affiliate cannot be satisfied. It has also advised us that it believes the transfer of voting rights to the affiliate cannot be consummated independently of the transfer of the shares themselves.

         To minimize any adverse effect on ITA or us due to the uncertainty of the ownership and voting of these shares of ITA, in September 2000 the shareholders of ITA amended the ITA shareholders' agreement and ITA's by-laws to suspend the veto rights of Triturados Basalticos y Derivados until a court has issued a final judgment confirming the ownership of the shares of ITA that had been registered in the name of Triturados Basalticos y Derivados, or until any third party claiming an interest in the disputed shares enters into an agreement waiving all rights to such shares.

         On September 20, 2000, Triturados Basalticos y Derivados entered into an agreement with one of its creditors, NAFIN, under which Triturados Basalticos y Derivados agreed to transfer its 25.5% interest in ITA to Banco Nacional de Obras y Servicios Publicos, S.N.C., a Mexican development bank. This agreement was entered into pursuant to the mandate previously granted to NAFIN by Triturados Basalticos y Derivados for the sale of its interest in ITA. The agreement provides that Banco Nacional de Obras y Servicios Publicos will hold these shares in trust and, at the election of NAFIN, transfer them to NAFIN in satisfaction of certain indebtedness owed by Triturados Basalticos y Derivados to NAFIN or sell them to a third party and pay the proceeds to NAFIN. NAFIN entered into this agreement for its own account and not in its capacity as trustee.

         Prior to any sale of its ITA shares to a third party, Triturados Basalticos y Derivados is entitled under the agreement to match the terms of the sale and retain its current 25.5% interest in ITA. The agreement is subject to several conditions, including the payment of $3,000,000 by Triturados Basalticos y Derivados to NAFIN and the approval of the transaction by the Ministry of Communications and Transportation and by the board of directors of ITA. In the event that any of these conditions fails to occur, or in the event that Triturados Basalticos y Derivados matches the terms of any sale to a third party, the 25.5% interest in ITA would be returned to Triturados Basalticos y Derivados subject to the rights, if any, of its subsidiary pursuant to the agreement transferring voting rights to the subsidiary. Therefore, we cannot assure you that Triturados Basalticos y Derivados will not continue to retain its 25.5% interest in ITA.

         We cannot assure you that a third party having an interest in the assets of Triturados Basalticos y Derivados will not seek to have this transfer to NAFIN rescinded. There also can be no assurance that the affiliate, or any party having an interest in it or its assets, would not seek to enforce the agreement that purported to transfer to it the voting rights to these shares, as well as the shares themselves. Under the amendment to the ITA shareholders' agreement, the suspension of the veto rights of Triturados Basalticos y Derivados described above would remain in effect until the ownership of the 25.5% interest in ITA has been established as described above. We cannot assure you whether or when these veto rights would be subsequently restored, either through an amendment of the ITA shareholders' agreement or otherwise.

         Any transfer of ITA shares by a key partner prior to 2014 requires the consent of the Ministry of Communications and Transportation. The subsequent transfer to NAFIN or sale to a third party would require the approval of the Ministry of Communications and Transportation and would be subject to a right of first refusal of the shareholders of ITA. We can provide no assurance as to the timing of this sale or as to the identity of the potential acquirer of this 25.5% interest in ITA.

         In addition, any transfer prior to 2014 at any time that NAFIN holds less than a majority of our capital stock would also require the consent of the holders of a majority of our capital stock. We cannot assure you that our shareholders would approve any transferee to whom Banco Nacional de Obras y Servicios Publicos proposes to sell the 25.5% interest in ITA. We also cannot assure you that any transferee would make the same contribution to ITA that to date has been made by Triturados Basalticos y Derivados. In the event that a transfer were to be made without the approval of the Ministry of Communications and Transportation or of our shareholders, ASUR would be entitled to liquidated damages equal to the proceeds of 5% of the series BB shares held in trust, as described above.

         As of January 1, 2000, Vinci S.A. merged with Groupe GTM, S.A. in an all-stock offer. Vinci is currently a 49% shareholder of the strategic investor of the Central North Group, one of Mexico's airport groups that is being opened to private investment. Neither Vinci nor Groupe GTM is a key shareholder in either airport group. It is unclear whether under Mexican antitrust law Vinci would be permitted to retain its ownership interest in the two airport groups. If the Mexican Federal Competition Commission were to determine that Vinci's interest in two airport groups violated Mexican antitrust law, Vinci could be required to divest itself of its interest in one of the groups, which could result in the transfer of Vinci's interest in ITA.

                           RELATED PARTY TRANSACTIONS

Arrangements with ITA

         The rules for the sale of the Series BB shares required ITA, ASUR and the Ministry of Communications and Transportation to enter into a participation agreement, which established the framework for the option agreement, the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.

         Pursuant to the technical assistance agreement and the participation agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry "know-how" related to the operation of airports to us. These agreements entitle ITA to name our chief executive officer, half our other executive officers and two members of our board of directors. These agreements also grant us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The technical assistance agreement has a fifteen-year term and is automatically renewed for additional five-year terms, unless one party provides notice of its intent not to renew within a specified period. We are required under this agreement to pay ITA an annual fee equal to the greater of a fixed dollar amount or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican GAAP and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase ASUR's earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in "Management Committees." In 1999, 2000 and 2001, we recognized expenses of U.S.$5.0 million, U.S.$5.0 million and U.S.$3.8 million, respectively, pursuant to the technical assistance agreement plus additional expenses of approximately U.S.$0.6 million, U.S.$0.3 million and U.S.$0.3 million, respectively.

         Under the option agreement, ITA has options to subscribe for newly issued series B shares. These options allow ITA to subscribe for 2%, 2% and 1% of our capital stock outstanding at the time of each exercise, determined on a fully diluted basis, from December 18, 2001 through December 18, 2005, provided that ITA has complied with its obligations under the technical assistance agreement and the stock ownership restrictions set forth in our bylaws. The option exercise price is U.S.$2.64559301 per share (the per share purchase price paid by ITA for its series BB shares) plus an accrued annual premium of 5% from December 18, 1998. The option agreement provides that the exercise price will be adjusted in the event of increases or decreases in capital or certain dividend payments.

                          Stock Option Exercise Periods

                                                             Percentage of
                                                         then-outstanding fully
                                                         diluted capital stock
                                                         ---------------------

First exercise period    Dec. 18, 2001 to Dec. 18, 2003            2%
Second exercise period   Dec. 18, 2002 to Dec. 18, 2004            2%
Third exercise period    Dec. 18, 2003 to Dec. 18, 2005            1%

         ITA is entitled to exercise these three options immediately upon the earlier to occur of: (i) any stockholder acquires at least 35% of ASUR's capital stock (the acquisition of more than 10% of our capital stock by any person other than ITA, NAFIN or the Mexican government would require an amendment to our bylaws); (ii) a stockholders' meeting approving a merger involving us that dilutes the holdings of our stockholders by more than 35%; or (iii) our price per share on a stock exchange is at least U.S.$5.29118602 (twice the option exercise price). ITA is authorized to transfer or assign its option to any of its stockholders or their related companies prior to the start of the first exercise period of the option, that is prior to December 18, 2001. After the first exercise period, ITA or any holder of the option is entitled to transfer its option to any party that is entitled to be a stockholder of a concession holder under the Mexican Airport Law and our bylaws. The relevant restrictions are described in "Item 4. Information on the Company--Regulatory Framework--Scope of Concessions and General Obligations of Concession Holders."

         ITA's stockholders have entered into an agreement under which ITA's decision to exercise any of its options requires the unanimous consent of each stockholder of ITA. However, in the event that ITA's stockholders do not unanimously agree to exercise an option, the ITA stockholder or stockholders in favor of exercising that option are permitted to cause ITA to transfer the option to such stockholder or stockholders at the fair value of such option as agreed among the stockholders or determined through an appraisal.

Arrangements with Entities Controlled by the Mexican Government

         In the ordinary course of its business, we enter into transactions with various entities controlled by the Mexican government, including the provision of services to various airlines controlled by the Mexican holding company Cintra, S.A. de C.V. and the purchase of electricity from the Mexican Federal Electricity Commission.

         Airlines and other entities controlled by Cintra, S.A. de C.V. accounted for approximately 29.4% and 29.5% of the revenues generated by our airports in 2000 and 2001, respectively. Of our accounts receivable, these entities accounted for 40.2% and 40.4% as of December 31, 2000 and 2001, respectively. These airlines include Aeromexico, Mexicana, Aerocaribe, Aerocozumel and Aerolitoral. Through Aeromexico and Mexicana, Cintra, S.A. de C.V. also controls SEAT, the principal provider of baggage and ramp handling services in our airports. A majority of the capital stock of Cintra, S.A. de C.V. is owned by the Institution for the Protection of Bank Savings, a decentralized entity of the Mexican federal government, and by the Mexican government. The Institution for the Protection of Bank Savings is required by law to transfer all holdings, including its shares of Cintra, S.A. de C.V., by January 19, 2004. For details of revenues earned from related parties, see "Item
4. Information on the Company--Business Overview--Principal Air Traffic Customers"and Note 12 to our financial statements.

         In addition to the revenues earned from Cintra, we recorded revenues from several Mexican federal and state government agencies. Revenues from related public sector entities (excluding Cintra) were Ps.30.5 million, Ps.8.1 million and Ps.6.5 million for the years ended December 31, 1999, 2000 and 2001, respectively.

         During the years ended December 31, 1999, 2000 and 2001, we recorded expenses of Ps. 36.4 million, Ps. 44.9 million and Ps. 50.8 million, respectively, for electricity, waste disposal, water and other services obtained from entities or agencies of the Mexican government. Also, during the years ended December 31, 1999 and 2000, we granted construction contracts for the Cancun, Merida, Cozumel, and Oaxaca airports totaling Ps. 61.3 million and Ps.
13.7 million, respectively, to Triturados Basalticos y Derivados, S.A. de C.V., a shareholder of ITA. As of December 31, 2000, the Company had made advance payments of Ps. 2.6 million related to these construction projects. These construction projects were concluded during the years ended December 31, 2000 and 2001.

Item 8.  Financial Information

         See "Item 18.  Financial Statements" beginning on page F-1.

Legal Proceedings

         We are involved in certain legal proceedings from time to time that are incidental to the normal conduct of our business. We are currently involved in several legal proceedings in which we are seeking a confirmation of our right to terminate certain lease agreements upon the expiration of their term. These proceedings include litigation involving the duty-free stores in Cancun, Cozumel and Merida. Although we cannot predict when these proceedings will end, we expect that they will ultimately be resolved in our favor.

         The municipalities of Cancun, Cozumel, Merida, Minatitlan and Veracruz have given us notice requesting that we pay property tax (predial) based upon the property on which the Cancun and Cozumel Airports are located. However, we believe that the request to pay this tax is not in accordance with applicable law relating to property in the public domain, which includes the airports we currently operate under concessions. In April 2001, we filed a protective action in court against the attempt to collect the tax by the municipal treasuries of Cancun and Cozumel. We won this preliminary action in May 2002, but further procedures and judgments are required before we will receive a final legal disposition by the courts regarding the applicability of the property tax. We have been advised by our external Mexican legal counsel that under the state law of Quintana Roo (Ley de Hacienda de los Municipios del Estado de Quintana Roo), we are not required to pay this property tax.

         The Mexican Airport and Auxiliary Services Agency is currently engaged in several legal proceedings related to our airports, none of which is expected to have a material adverse effect on our business. Claims have been asserted against us by the municipalities of Cancun and Cozumel for the payment of property taxes in respect of the land comprising the airports in those locations. Based on the opinion of our outside counsel, we believe that there is no legal basis for these claims and intend to take legal action seeking to have them dismissed.

         In August 2001, the Mexican Federal Competition Commission announced that we are being investigated following a complaint alleging that we have engaged in monopolistic practices in connection with the leasing of commercial space in Cancun and Cozumel airports as well as in the Merida airport. In May 2002, the Mexican Federal Competition Commission decided that there was insufficient evidence to continue investigating the complaint, however, this decision may be appealed. A successful appeal could result in the re-opening of the investigation.

          In January 2002 five Mexican airlines (Compania Mexicana de Aviacion, S.A. de C.V., Aerovias de Mexico, S.A. de C.V., Aerovias Caribe, S.A. de C.V., Aerolitoral, S.A. de C.V. and Transportes Aeromar, S.A. de C.V.) filed a lawsuit against the Ministry of Communications and Transportation challenging the tariff increase that we imposed on these airlines after obtaining approval by the Ministry of Communications and Transportation. We filed our formal response to this suit in April 2002. Although we cannot predict when these proceedings will end or whether they will ultimately be decided in our favor, a decision against us could result in changes to the procedure for establishing our maximum rates.

         We do not believe that liabilities related to any of these claims and proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

                                    DIVIDENDS

         The declaration, amount and payment of dividends are determined by a majority vote of the stockholders present at a stockholders' meeting and generally, but not necessarily, on the recommendation of the board of directors. So long as the series BB shares represent at least 7.65% of our capital stock, the declaration and payment of dividends will require the approval of the holders of a majority of the series BB shares.

         At our Ordinary and Extraordinary Stockholders' Meeting held on April 25, 2002, our stockholders approved an ordinary and extraordinary cash dividend totaling Ps.1.48 (composed of an ordinary dividend of Ps.0.45 and an extraordinary dividend of Ps.1.03) per each share of our Series B and Series BB capital stock outstanding. This dividend was paid on May 30, 2002, and is the first dividend that we have paid since our company was formed in 1998. In the absence of attractive investment opportunities, we intend to continue paying yearly ordinary dividends out of our annual net retained earnings, however we do not necessarily plan to pay extraordinary dividends in the future. We do not currently intend to implement a stock repurchase program.

         Mexican law requires that at least 5% of a company's net income (on a non-consolidated basis) each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock (without adjustment for inflation). Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under Mexican GAAP. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A. de C.V., is Ps.36.6 million (which includes the required allocation corresponding to year 2001 net income).

         Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A. de C.V.

         On April 27, 2001, the stockholders approved the application of 5% and 20% of income to the legal and share repurchase reserves, respectively. The stockholders allocated Ps.10.7 million (5% of net income for fiscal year 2000) to a legal reserve fund in compliance with Mexican law and allocated Ps.43.1 million (20% of net income for fiscal year 2000) to the constitution of a share repurchase reserve. On April 25, 2002, the stockholders approved the allocation of Ps.12.6 million (5% of net income for fiscal year 2001) to the legal reserve as required under Mexican law and decided to cancel the share repurchase reserve account, transferring its balance into the company's general profit account. No amounts will be set aside for a share repurchase reserve in 2002 and we do not intend to initiate a stock repurchase program at this time.

         Dividends paid to non-resident holders with respect to ASUR's series B shares and ADSs are not subject to Mexican withholding tax. Dividends that are paid from a company's distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax that is currently set to decrease over time according to the following schedule of rates: 53.8475% in 2002, 51.5168% in 2003, 49.2525% in 2004 and 47.0592%
thereafter. Distributable earnings that have not been subject to the corporate income tax may arise, for example, when a company's earnings are recognized for accounting purposes before they are recognized for tax purposes. This corporate-level dividend tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax for a period of three fiscal years following the date on which the dividend was paid. Dividends paid from a company's distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend tax.

         As of December 31, 2001, we had no distributable earnings that were subject to corporate income tax. We do not expect to generate such after-tax earnings in the near future. Until we generate such earnings subject to corporate income tax, dividends paid by us to non-resident holders of series B shares and ADSs will be subject to both the corporate-level dividend tax discussed above.

         We will declare any future dividends in pesos. In the case of series B shares represented by ADSs, cash dividends are paid to the depositary and, subject to the terms of the Deposit Agreement, converted into and paid in U.S. dollars at the prevailing rate of exchange, net of conversion expenses of the depositary. Fluctuations in exchange rates affect the amount of dividends that ADS holders receive. For a more detailed discussion, see "Item 10. Additional Information."

Item 9.  The Offer and Listing

Stock Price History

         The following table sets forth, for the periods indicated, the high and low closing prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars. For more information, see "Item 10. Additional Information--Exchange Controls" for the exchange rates applicable during the periods set forth below. The information set forth in the table below reflects actual historical amounts at the trade dates and has not been restated in constant pesos.

        Years ended      Pesos per Series B Share     U.S.$ per ADR(1)
         December 31,    -----------------------     ------------------
        ------------      Low       High              Low         High
                         -----     ------            -----      ------
2001
   First Quarter........  14.9     618.70            15.19       20.46
   Second Quarter.......  15.1      18.20            16.50       21.20
   Third Quarter........  8.50      17.40             8.75       19.00
   Fourth Quarter.......  8.90      13.88             9.25       15.40
2002
   First Quarter........ 12.00      15.00            12.85       16.57
Monthly Prices
   January, 2002........ 13.88      15.00            13.80       16.57
   February, 2002....... 12.30      13.85            12.85       15.90
   March, 2002.......... 12.00      14.03            13.00       15.80
   April, 2002.......... 12.00      16.00            14.47       17.21
   May, 2002............ 16.25      16.30            14.62       16.97

------------------------------------
Sources: Mexican Stock Exchange and the New York Stock Exchange.
(1)      10 Series B shares per ADR.

                      TRADING ON THE MEXICAN STOCK EXCHANGE

         The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operations in the early 1900s, and was reestablished in 1907. The Mexican Stock Exchange is organized as a corporation whose shares are held by brokerage firms. These firms are exclusively authorized to trade on the floor of the Exchange. Trading on the Mexican Stock Exchange takes place exclusively through an automated inter-dealer quotation system known as SENTRA, which is open between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Each trading day is divided into six trading sessions with ten-minute periods separating each session. Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off the Exchange. Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility. The suspension procedures will not apply to shares that are directly or indirectly (through ADSs or CPOs) quoted on a stock exchange outside Mexico.

         Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even if by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Instituto para el Deposito de Valores, a privately-owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for the physical transfer of shares.

         The Mexican Stock Exchange is one of Latin America's largest exchanges in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets, and therefore subject to greater volatility.

         As of December 31, 2001, 137 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2001, the ten most actively traded equity issues (excluding banks) represented approximately 81.07% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico.

         The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially following declines earlier in the year in the Asian, Russian and Brazilian securities markets.

Item 10. Additional Information

Bylaws

         This section summarizes certain provisions of Mexican law and our estatutos sociales (bylaws), a copy of which is attached to this Form 20-F as
Exhibit 1.1.

         At our Extraordinary Stockholders' Meeting held on April 25, 2002, several changes to our bylaws were approved in order to comply with the Mexican Securities and Exchange Law. Our restated bylaws that include these recent amendments are currently in the process of being registered with the Federal District Public Registry of Commerce. Our corporate purpose is defined in
Article 2 of our bylaws and includes the management and operation of airports as well as a wide range of other commercial activities.

Directors

         Our bylaws provide that our board of directors will have at least seven but not more than eleven members. All directors can be elected at one meeting.

         At each stockholders' meeting for the election of directors, the holders of series BB shares are entitled to elect two directors. The remaining members of the board of directors are to be elected by the holders of the series B shares.

         Each person (or group of persons acting together) holding 10% of our capital stock in the form of series B shares is entitled to elect one director. The remaining positions on the board of directors will be filled based on the vote of all holders of series B shares, including those series B holders that were entitled to elect a director by virtue of their owning 10% of our capital stock. The candidates to be considered for election as directors by the series B stockholders will be proposed to the stockholders' meeting by the Nominations and Compensation Committee. All directors are elected based on a simple majority of the votes cast at the relevant stockholders' meeting. Our bylaws do not currently require mandatory retirement of directors after they reach a certain age. The compensation of our directors is proposed by the Nominations and Compensation Committee to all of our stockholders at stockholders' meetings for their approval.

         The number of directors to be elected by the holders of series B shares is to be determined based on the number of directors elected by persons holding series B shares representing 10% (individually or as a group) of our capital stock and by the holders of the series BB shares. If less than seven directors are elected by 10% stockholders exercising their right to elect one director and by the holders of the series BB shares, the total number of directors to be elected by the series B holders will be such number as is required to reach seven. If seven directors are elected by 10% stockholders exercising their right to elect one director and by the holders of the series BB shares, the series B stockholders will be entitled to elect two directors in addition to those elected by 10% stockholders. If more than seven directors are elected by 10% stockholders exercising their right to elect one director and the holders of the series BB shares, the series B stockholders will be entitled to elect one or two directors in addition to the directors elected by 10% stockholders (individually or as a group) (depending on which number will result in an odd number of directors).

Authority of the Board of Directors

         The board of directors is our legal representative. The powers of the board include, without limitation, the power:

          o    to participate in our strategic planning decisions,

          o to authorize changes in our policies regarding financial structure, products, market development and organization,

          o to oversee compliance with general corporate practices, our bylaws and the minority rights set forth thereunder,

          o    to call for stockholders' meetings and act on their resolutions,

          o to create special committees and grant them the powers and authority it sees fit, provided that said committees will not be vested with the authorities which by law or under our bylaws are expressly reserved for the stockholders or the board of directors,

          o to determine how to vote the shares held by us in our subsidiaries in matters related to the appointment of: (i) our chief executive officer; and (ii) the officers determined by the board of directors other than those whose designation is reserved for the series BB directors or the Operating Committee,

          o to approve, upon proposal by the Operating Committee: (i) our annual budget and that of our subsidiaries; and (ii) the master development plan and any amendments thereto for each of the airports to be submitted to the Ministry of Communications and Transportation,

          o to determine how we will vote our shares in subsidiaries when the Operating Committee does not timely do so, and

          o to exercise non-assignable authority to approve: (i) operations outside the ordinary course of business between the Company and related parties; (ii) the purchase or sale of 10% or more of our assets; (iii) the granting of guarantees in an amount greater than 30% of the value of our assets; and (iv) operations, other than those already listed, that are outside the ordinary course of our business for amounts greater than 1% of the value of our assets.

         Meetings of the board of directors will be validly convened and held if a majority of its members are present. Resolutions at said meetings will be valid if approved by a majority of the members of the board of directors, unless our bylaws require a higher number. The chairman does not have a tie-breaking vote.

         Resolutions at board meetings with respect to any of the issues listed below will be valid only if approved by the members of the board of directors elected by the holders of the series BB shares:

          o approval of our financial statements and those of our subsidiaries and their submission to the stockholders' meeting,

          o approval of the 5-year master development plans for each of the airports operated by our subsidiaries,

          o    annual approval of the business plan and the investment budget,

          o approval of capital investments not considered in the approved annual budget for each fiscal year,

          o approval of any sale of fixed assets having, individually or jointly, a value greater than U.S.$2.0 million,

          o    proposal to increase our capital or that of our subsidiaries,

          o approval of any sale of shares of the capital stock of our subsidiaries,

          o    approval of any transfer by us of shares in our subsidiaries,

          o    purchase of shares or interests in any company,

          o    approval or amendment of our management structure,

          o creation of new committees, delegation of powers to the same, and changes to the powers of any existing committee,

          o    removal of our Chief Executive Officer for cause,

          o incurrence of any indebtedness in an amount greater than U.S.$5.0 million during any calendar year or in excess of the debt level set forth in the annual business plan, which must not exceed a 50% debt to capital ratio, and

          o approval of our dividend policy and its submission to the stockholders' meeting.

Powers of Series BB Directors

The Series BB directors are entitled to:

          o appoint and remove our chief executive officer and half of our executive officers;

          o appoint three members of the Operating Committee, one of which must be the chief executive officer;

          o appoint at least one member of the Audit Committee and the Acquisitions and Contracts Committee; and

          o determine the composition of our Operating Committee with respect to those members who are not affiliated with ASUR or our corporate group.

Our Capital Stock

         The following table sets forth our authorized capital stock and our issued and outstanding capital stock at December 31, 2001:

                                               Capital Stock

                                  Authorized              Issued and outstanding
                                  ----------              ----------------------
Fixed capital stock:
      Series B shares...........   255,000,000                   255,000,000
      Series BB shares..........    45,000,000                    45,000,000
Variable capital stock:
      Series B shares...........    15,789,474                        --
      Series BB shares..........             0                        --

         All ordinary shares confer equal rights and obligations to holders within each series. The series BB shares have the voting and other rights described below.

         Our bylaws provide that our shares have the following characteristics:

          o Series B. Series B shares currently represent 85% of our capital. Series B shares may be held by any Mexican or foreign natural person, company or entity.

          o Series BB. Series BB shares currently represent 15% of our capital. Series BB shares may be held by any Mexican or foreign natural person, company or entity.

         Under the Mexican Airport Law and the Mexican Foreign Investments Law, foreign persons may not directly or indirectly own more than 49% of the capital stock of a holder of an airport concession unless an authorization from the Mexican Commission of Foreign Investments is obtained. We obtained this authorization on September 7, 1999 and as a consequence these restrictions do not apply to our series B or series BB shares.

Voting Rights and Stockholders' Meetings

         Each series B share and series BB share entitles the holder to one vote at any general meeting of our stockholders. Holders of series BB shares are entitled to elect two members of our board of directors and holders of series B shares are entitled to name the remaining members of the board of directors.

         Under Mexican law and our bylaws, we may hold three types of stockholders' meetings: ordinary, extraordinary, and special. Ordinary stockholders' meetings are those called to discuss any issue not reserved for extraordinary stockholders' meeting. An annual ordinary stockholders' meeting must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the report prepared by the Board on our financial statements, the appointment of members of the Board and statutory auditors and the determination of compensation for members of the Board and statutory auditors.

         Extraordinary stockholders' meetings are those called to consider any of the following matters:

          o    extension of a company's duration or voluntary dissolution,

          o    an increase or decrease in a company's minimum fixed capital,

          o    change in corporate purpose or nationality,

          o    any transformation, merger or spin-off involving the company,

          o    any stock redemption or issuance of preferred stock or bonds,

          o the cancellation of the listing of our shares with the National Registry of Securities or on any stock exchange,

          o    amendments to a company's bylaws, and

          o any other matters for which applicable Mexican law or the bylaws specifically require an extraordinary meeting.

         Special stockholders' meetings are those called and held by stockholders of the same series or class to consider any matter particularly affecting the relevant series or class of shares.

         Stockholders' meetings are required to be held in our corporate domicile, which is Mexico City. Calls for stockholders' meetings must be made by the Chairman, the Secretary, any two members of the board of directors or the statutory auditors. Any stockholder or group of stockholders representing at least 10% of our capital stock has the right to request that the board of directors or the statutory auditors call a stockholders' meeting to discuss the matters indicated in the relevant request. If the board of directors or the statutory auditors fail to call a meeting within 15 calendar days following receipt of the request, the stockholder or group of stockholders representing at least 10% of our capital stock may request that the call be made by a competent court.

         Calls for stockholders' meetings must be published in the official gazette of the federation or in one newspaper of general circulation in Mexico at least 15 calendar days prior to the date of the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Calls must be signed by whomever makes them, provided that calls made by the board of directors must be signed by the Chairman, the Secretary or a special delegate appointed by the board of directors for that purpose. Stockholders' meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.

         To be admitted to any stockholders' meeting, stockholders must: (i) be registered in our share registry; and (ii) at least 24 hours prior to the commencement of the meeting submit (a) an admission ticket issued by us for that purpose, and (b) a certificate of deposit of the relevant stock certificates issued by the Secretary or by a securities deposit institution, a Mexican or foreign bank or securities dealer in accordance with the Mexican Securities Market Law. The share registry will be closed three days prior to the date of the meeting. Stockholders may be represented at any stockholders' meeting by one or more attorneys-in-fact who may not be either directors or statutory auditors of ASUR. Representation at stockholders' meetings may be substantiated pursuant to general or special powers of attorney or by a proxy executed before two witnesses.

         Promptly following the publication of any call for a stockholders' meeting, we will provide copies of the publication to the depositary for distribution to the holders of ADSs. Holders of ADSs are entitled to instruct the depositary as to the exercise of voting rights pertaining to the series B shares.

Quorums

         Ordinary meetings are regarded as legally convened pursuant to a first call when at least 50% of the shares representing our capital are present or duly represented. Resolutions at ordinary meetings of stockholders are valid when approved by a majority of the shares present at the meeting. Any number of shares represented at an ordinary meeting of stockholders convened pursuant to a second or subsequent call constitutes a quorum. Resolutions at ordinary meetings of stockholders convened in this manner are valid when approved by a majority of the shares present at the meeting.

         Extraordinary stockholders' meetings are regarded as legally convened pursuant to a first or subsequent call when at least 75% of the shares representing our capital are present or duly represented. Resolutions at extraordinary meetings of stockholders are valid if taken by the favorable vote of shares representing more that 50% of our capital.

         Notwithstanding the foregoing, resolutions at extraordinary meetings of stockholders called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75% of our capital:

          o any amendment to our bylaws which: (i) changes or deletes the authorities of our committees; or (ii) changes or deletes the rights of minority stockholders,

          o any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom,

          o termination of the participation agreement that was entered into by ITA and the Mexican government in connection with the Mexican government's sale of the series BB shares to ITA,

          o the cancellation of our registration in the Mexican Securities Registry or in any stock market,

          o a merger by us with an entity the business of which is not related to the business of us or our subsidiaries, and

          o    a spin-off, dissolution or liquidation of ASUR.

          Our bylaws also establish the following voting requirements:

          o the amendment of the restrictions in our bylaws on ownership of shares of our capital stock requires the vote of holders of 85% of our capital stock;

          o a delisting of our shares requires the vote of holders of 95% of our capital stock; and

          o the amendment of the provisions in our bylaws requiring that a stockholder seeking to obtain control carry out a tender offer requires the vote of holders of 85% of our capital stock.

Right of Withdrawal

         Any stockholder having voted against a resolution validly adopted at a meeting of our stockholders with respect to (i) a change in our corporate purpose or nationality, (ii) a change of corporate form, (iii) a merger involving us in which we are not the surviving entity or the dilution of its capital stock by more than 10%, or (iv) a spin-off, may request redemption of its shares, provided that the relevant request is filed with us within fifteen days following the holding of the relevant stockholders' meeting. The redemption of the stockholders' shares will be effected at the lower of (a) 95% of the average trading price determined based on the average of the closing prices of our shares on the 30 (thirty) days on which the shares may have been quoted prior to the date of the meeting, or (b) the book value of the shares in accordance with the most recent audited financial statements approved by our stockholders' meeting.

         Pursuant to our bylaws, our stockholders have waived the right to redeem their variable capital contributions provided in the Mexican General Law of Business Corporations.

Veto Rights of Holders of Series BB Shares

         So long as the series BB shares represent at least 7.65% of our capital stock, resolutions adopted at stockholders' meetings with respect to any of the issues listed below will only be valid if approved by a vote of a majority of the series BB shares:

          o    approval of our financial statements,

          o    liquidation or dissolution,

          o    capital increases or decreases,

          o    declaration and payment of dividends,

          o    amendment to our bylaws,

          o    mergers, spin-offs or share-splits,

          o    grant or amendment of special rights to series of shares, and

          o any decision amending or nullifying a resolution validly taken by the board of directors with respect to (i) appointment of our chief executive officer or the other members of management to be designated by the holders of our series BB shares, (ii) appointment of the three members of our Operating Committee to be designated by the holders of the series BB shares, and (iii) appointment of the members of the Operating Committee whose appointment requires the consent of the holders of the series BB shares.

Dividends and Distributions

         At our annual ordinary general stockholders' meeting, the board of directors will submit to the stockholders for their approval our financial statements for the preceding fiscal year. Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the stockholders may from time to time determine including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock. A full discussion of our dividend policy may be found in "Item
8. Financial Information--Dividend Policy."

Registration and Transfer

         Our shares are registered with the Mexican Securities Registry, as required under the Securities Market Law and regulations issued by the Mexican Banking and Securities Commission. If we wish to cancel our registration, or if it is cancelled by the Mexican Banking and Securities Commission, the stockholders having "control" (see below) of ASUR at that time will be required to make a public offer to purchase all outstanding shares, prior to such cancellation. Unless the Mexican Banking and Securities Commission authorizes otherwise, the price of the offer to purchase will be the higher of: (i) the average of the closing price during the prior thirty days on which the shares may have been quoted prior to the date of the offer; or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the Mexican Banking and Securities Commission and to the Mexican Stock Exchange. Any amendments to the foregoing provisions included in our bylaws require the prior approval of the Mexican Banking and Securities Commission and the resolution of the extraordinary stockholders' meeting adopted by a minimum voting quorum of 95% of our outstanding capital stock.

         Series BB shares may only be transferred after conversion into series B shares, and are subject to the following rules:

          o After the third anniversary of our global offering, ITA may sell up to 49% of its series BB shares. ITA is required to retain its remaining 51% interest through December 18, 2008.

          o After December 18, 2008, ITA continues to be free to sell 49% of its initial ownership interest without restriction. In addition, ITA may sell in any year up to 20% of its other 51% interest in series BB shares.

          o If ITA owns series BB shares that represent less than 7.65% of our capital stock after December 18, 2013, those remaining series BB shares will be automatically converted into freely transferable series B shares.

          o If ITA owns series BB shares representing at least 7.65% of our capital stock after December 18, 2013, those series BB shares may be converted into series B shares, provided the holders of at least 51% of series B shares (other than shares held by ITA and any of its "related persons") approve such conversion and vote against renewal of the technical assistance agreement.

          o If upon such conversion any stockholder exceeds the individual ownership limitations set forth in our bylaws, such stockholder will be required to transfer the excess stock to a third party within thirty calendar days. If the stockholder fails to effect such transfer within the thirty calendar day period, we may thereafter redeem such excess stock at book value in accordance with the latest financial statements approved by the stockholders' meeting. For purposes of our bylaws, a "related person" means, with respect to any person:

          o any person, directly or indirectly, controlling, controlled by, or under common control with such person

          o any person having the ability to determine the business policies of such person

          o in the case of an individual, an individual having a blood or civil kinship in a direct line (ascending or descending) within and including the fourth grade with such person

          o    in the case of ASUR, ITA, and

          o    in the case of ITA, its stockholders and their related persons.

         For purposes of our bylaws, "control" of a person, with respect to any person, is defined as:

          o the ownership, directly or indirectly of 20% or more of the capital stock or voting rights of such person,

          o the ability to elect the majority of the members of the board of directors or managers of the person,

          o the ability to veto resolutions that could otherwise be adopted by the person's stockholders (except with respect to matters required to be approved by an extraordinary stockholders' meeting under Mexican law), either by agreement or by ownership of a special series of shares, or

          o existence of commercial relations representing more than 15% of the total annual consolidated income of such person.

Stockholder Ownership Restrictions and Antitakeover Protection

         Holders of our shares are subject to the following restrictions:

          o holders of series B shares, either individually or together with their related persons, may not directly or indirectly own more than 10% of our capital stock,

          o series BB shares may represent no more than 15% of our outstanding capital stock,

          o holders of series BB shares may also own series B shares, provided that as long as they hold series BB shares, their total beneficial ownership may not exceed 20% of our outstanding capital stock,

          o no more than 5% of our outstanding capital stock may be owned by air carriers, and

          o foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock.

         A person exceeding the 10% threshold described above due solely to our repurchase of our shares is required to reduce its interest below 10% within one year of such repurchase.

         The foregoing ownership restrictions do not apply to:

          o    NAFIN, including in its capacity as trustee,

          o    Institutions that act as depositaries for securities, and

          o Financial and other authorized institutions that hold securities for the account of beneficial owners, provided that such beneficial owners are not exempt from the ownership restrictions.

         Any amendment to the ownership restrictions described above requires the vote of shares representing 85% of our capital stock.

         If our bylaws are amended to eliminate the share ownership restrictions described above, any stockholder seeking to acquire "control" of ASUR (as defined above) is required to obtain the consent of the board of directors prior to acquiring shares in excess of the amount permitted to be acquired prior to any such amendment. Any such consent granted by the board of directors shall be conditioned on a tender offer being conducted within 30 days by the person acquiring "control." The tender offer price is required to be the higher of: (i) the average of the closing price during the prior 30 (thirty) days on which the shares may have been quoted prior to the date of the offer; or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the Mexican Banking and Securities Commission and to the Mexican Stock Exchange. Any amendment of this tender offer requirement requires the vote of the holders of 95% of our capital stock.

         Air carriers and their subsidiaries and affiliates are not permitted, directly or indirectly, to "control" ASUR or any of our subsidiary concession holders.

         Under the Mexican Airport Law, any control takeover requires the prior consent of the Ministry of Communications and Transportation. See "Item 4. Information on the Company--Reporting, Information and Consent Requirements."

         For purposes of these provisions, "related person" and "control" are defined above under "--Registration and Transfer."

Changes in Capital Stock

         Increases and reductions of our minimum fixed capital must be approved at an extraordinary stockholders' meeting, subject to the provisions of our bylaws and the Mexican General Law of Business Corporations. Increases or reductions of the variable capital must be approved at an ordinary stockholders' meeting in compliance with the voting requirements of our bylaws.

         Shares issued under Article 81 of the Securities Market Law (which are those held in treasury to be delivered upon their subscription) may be offered for subscription and payment by the board of directors, provided that:

          o the issuance is made to effect a public offering in accordance with the Securities Market Law, and

          o the Company shall obtain authorization from the National Banking and Securities Commission,

          o the shares that are not subscribed and paid within the period set forth by the National Banking and Securities Commission shall be considered null and void and be cancelled, and

          o to facilitate the public offer, at the extraordinary stockholders' meeting where the issuance of non-subscribed shares is approved, an express waiver of preemptive rights is made.

         If the holders of at least 25% of our capital stock vote against the issuance of non-subscribed shares, said issuance may not take place.

         Subject to the individual ownership limitations set forth in our bylaws, in the event of an increase of our capital stock our stockholders will have a preemptive right to subscribe and pay for new stock issued as a result of such increase in proportion to their stockholder interest at that time, unless:
(i) the capital increase is made under the provisions of Article 81 of the Securities Market Law; or (ii) the capital increase relates to the issuance of shares upon the conversion of debentures. Said preemptive right shall be exercised by subscription and payment of the relevant stock within fifteen business days after the date of publication of the corresponding notice to our stockholders in the official gazette of the federation and in one of the newspapers or greater circulation in Mexico, provided that if at the corresponding meeting all of our shares are duly represented, the fifteen business day period shall commence on the date of the meeting.

         Our capital stock may be reduced by resolution of a stockholders' meeting taken pursuant to the rules applicable to capital increases. Our capital stock may also be reduced upon withdrawal of a stockholder (See "--Voting Rights and Stockholders' Meetings--Right of Withdrawal") or by repurchase of our own stock in accordance with the Securities Market Law (See "--Share Repurchases").

Share Repurchases

         We may choose to acquire our own shares through the Mexican Stock Exchange and the New York Stock Exchange on the following terms and conditions:

          o the acquisition must be made at the market price charged against the capital stock and, when applicable, against a reserve created with funds from net profits,

          o the ordinary stockholders' meeting shall determine the amount of capital and, if applicable, the amount of the reserve that we may use to repurchase our shares. The acquisition may be effected by resolution of our board of directors,

          o the acquisition must be made subject to the provisions of applicable law, including the Securities Market Law and carried out, reported and disclosed in the manner established by the Mexican Banking and Securities Commission,

          o as a consequence of the purchase, the corporate capital and the reserve will be reduced, converting the acquired shares into treasury shares, and

          o the shares may be resold out of the treasury, thereby increasing the corporate capital and the reserve.

Ownership of Capital Stock by Subsidiaries

         Our subsidiaries, may not, directly or indirectly, invest in our shares, except for shares of our capital stock acquired as part of an employee stock option plan, which may not exceed 15% of our capital stock.

Liquidation

         Upon our dissolution, one or more liquidators must be appointed at an extraordinary stockholders' meeting to wind up our affairs. All fully paid and outstanding shares will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in any distribution in the same proportion that such shares have been paid at the time of the distribution.

Other Provisions

Liabilities of the members of the Board of Directors

         As in any other Mexican corporation and due to the provisions of the Mexican General Law on Business Corporations, any stockholder or group of stockholders holding at least 10% of our capital stock may directly file a civil liability action under Mexican law against the members of the board of directors and statutory auditors.

         In addition to the foregoing, our bylaws provide that a member of the board of directors will be liable to us and our stockholders in the following circumstances:

          o negligence resulting in the loss of more than two-thirds of our capital stock,

          o    fraud resulting in our bankruptcy,

          o    exceeding board authority or breach of duties under our bylaws,

          o participation in the resolution of issues where a conflict of interest exists that results in damages to us,

          o negligence resulting in company obligations or agreements violating legal or statutory provisions, and

          o failure to report irregularities in actions of former board members.

         The members of the board are liable to our stockholders only for the loss of net worth suffered as a consequence of disloyal acts carried out in excess of their authority or in violation of our bylaws.

Information to Stockholders

         The Mexican General Law on Business Corporations establishes that companies, acting through their boards of directors, must annually present a report at a stockholder's meeting that includes:

          o a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects,

          o a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information,

          o a statement of the financial condition of the company at the end of the fiscal year,

          o a statement showing the results of operations of the company during the preceding year, as well as changes in the company's financial condition and capital stock during the preceding year,

          o the notes which are required to complete or clarify the above mentioned information, and

          o the report prepared by the statutory auditors with respect to the accuracy and reasonability of the above mentioned information presented by the board of directors.

         In addition to the foregoing, our bylaws provide that the board of directors should also prepare the information referred to above with respect to any subsidiary that represents at least 20% of our net worth (based on the financial statements most recently available).

Duration

         The duration of our corporate existence is one hundred years.

Stockholders' Conflict of Interest

         Under Mexican law, any stockholder that has a conflict of interest with respect to any transaction must abstain from voting on such a transaction at the relevant stockholders' meeting. A stockholder that votes on a transaction in which its interest conflicts with that of ASUR may be liable for damages in the event the relevant transaction would not have been approved without such stockholder's vote.

Directors' Conflict of Interest

         Under Mexican law, any director who has a conflict of interest with ASUR in any transaction must disclose the conflict to the other directors and abstain from voting. Any director who violates such provision will be liable to us for any resulting damages or losses. Additionally, our directors and statutory auditors may not represent stockholders in the stockholders' meetings.

Material Contracts

         Our subsidiaries are parties to the airport concessions granted by the Ministry of Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See "--Sources of Regulation" and "--Scope of Concessions and General Obligations of Concession Holders" and "--Regulatory Framework" under Item 4.

         We are a party to a participation agreement with ITA and the Ministry of Communications and Transportation which establishes the framework for several other agreements to which we are a party. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--Arrangements with ITA".

         We have entered into a technical assistance agreement and option agreement with ITA providing for management and consulting services and the option to subscribe for newly issued series B shares. See "Item 7. Major Shareholders and Related Party Transactions--Related Party
Transactions--Arrangements with ITA."

                                EXCHANGE CONTROLS

         Mexico has had free market for foreign exchange since 1991 and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See "Item 3. Key Information--Exchange Rates."

                                    TAXATION

         The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our series B shares or ADSs by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our series B shares or ADSs and that is a "non-Mexican holder" (as defined below) (a "U.S. holder"), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase our series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold our series B shares or ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of our outstanding voting shares. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

         The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this Form 20-F, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the "Tax Treaty"), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in our series B shares or ADSs should consult their own tax advisors as to the US, Mexican or other tax consequences of the purchase, ownership and disposition of the series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

         For purposes of this summary, the term "non-Mexican holder" shall mean a holder that is not a resident of Mexico and that will not hold the series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

         For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his home in Mexico, unless he has resided in another country for more than 183 days during a calendar year, whether consecutive or not, and can demonstrate that he has become a resident of that country for tax purposes, and a legal entity is a resident of Mexico either if it was established under Mexican law or if it has its principal place of business or its place of effective management in Mexico. If a non-resident of Mexico is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

         In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the series B shares represented by those ADSs.

Taxation of Dividends

Mexican Tax Considerations

         Under Mexican Income Tax Law provisions, dividends paid to non-Mexican holders with respect to our series B shares or ADSs are not subject to any Mexican withholding tax.

U.S. Federal Income Tax Considerations

         The gross amount of any distributions paid with respect to the series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of series B shares or ADSs. Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary whether or not they are converted into U.S. dollars. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt.

         Distributions of additional series B shares to holders of series B shares or ADSs that are made as part of a pro rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

         Gain on the sale or other disposition of ADSs by a non-Mexican holder will not be subject to any Mexican tax. Deposits and withdrawals of our series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

         Gain on the sale of our series B shares by a non-Mexican individual holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange and provided certain requirements set forth by the Mexican Income Tax Law are complied with. Gain on the sale of the series B shares by a non-Mexican holder entity will be subject to a 5% Mexican withholding tax on the price obtained without any deductions allowed, if the transaction is carried out through the Mexican Stock Exchange and provided certain requirements set forth by the Mexican Income Tax Law are complied with. Alternatively, the non-Mexican entity holder can choose to be subject to a 20% withholding rate on the gain obtained which gain should be calculated pursuant to Mexican Income Tax Law provisions. However, pursuant to an administrative rule issued by the Mexican tax authorities which will cease to be in effect on March 1, 2003, gain on the sale of series B shares by a non-Mexican holder entity will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange and provided certain requirements set forth by the Mexican Income Tax Law are complied with. Gain on sales or other dispositions of our series B shares made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the series B shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition.

U.S. Tax Considerations

         Upon the sale or other disposition of the series B shares or ADSs, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder's tax basis in the series B shares or ADSs. Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the series B shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

         Gain, if any, realized by a U.S. holder on the sale or other disposition of the series B shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the series B shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, series B shares.

Other Mexican Taxes

         There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer or disposition of the series B shares or ADSs by non-Mexican holders; provided, however, that gratuitous transfers of the series B shares or ADSs may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-Mexican holders of the series B shares or ADSs.

U.S. Backup Withholding Tax and Information Reporting Requirements

         In general, information reporting requirements will apply to payments by a paying agent within the United States to a non-corporate (or other non-exempt) U.S. holder of dividends in respect of the series B shares or ADSs or the proceeds received on the sale or other disposition of the series B shares or ADSs, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent. Amounts withheld as backup withholding tax will be creditable against the U.S. holder's U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

                              DOCUMENTS ON DISPLAY

         The materials included in this annual report on Form 20-F, and exhibits hereto, may be viewed at the U.S. Securities and Exchange Commission's public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are not required to make filings with the Commission by electronic means, although we have chosen to do so. Therefore, this filing will also be electronically available to the public over the Internet at the Commission's web site at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

         We are exposed to market risk from changes in currency exchange rates.

Foreign Currency Risk

         Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2000 and 2001, approximately 41.5% and 40.0%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment).

         We did not have any foreign currency indebtedness at December 31, 2000 and 2001. As of December 31, 2000 and 2001, 22.3% and 30.4%, respectively, of our cash and marketable securities were denominated in dollars. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness. A depreciation of the peso relative to the dollar would also result in foreign exchange losses as the peso value of our foreign currency denominated indebtedness is increased. At December 31, 2000 and 2001, we did not have any outstanding forward foreign exchange contracts. Prior to the maturity of the U.S.$27.7 million of notes due June 30, 2000, we entered into several forward foreign exchange contracts to manage the exchange rate risk associated with this debt.

Item 12. Description of Securities Other Than Equity Securities

         Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

         Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not applicable.

Item 15. Reserved



Item 16. Reserved



Item 17. Financial Statements

         The Registrant has responded to Item 18 in lieu of this Item.

                                    PART III

Item 18. Financial Statements

         See pages F-1 through F-44, incorporated herein by reference. The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Sureste, S.A. de C.V. and Subsidiaries
                                                                         Page
                                                                         ----

Report of Independent Accountants......................................   F-1

Consolidated Balance Sheets as of December 31, 2000 and 2001...........   F-3

Consolidated Statements of Income for the Years Ended December 31,
  1999, 2000 and 2001..................................................   F-4

Consolidated Statements of Changes in Stockholders'
  Equity for the Years Ended December 31, 1999, 2000 and 2001..........   F-5

Consolidated Statements of Changes in Financial Position for
    the Years Ended December 31, 1999, 2000 and 2001...................   F-6

Notes to Consolidated Financial Statements.............................   F-7

Item 19. Exhibits

         Documents filed as exhibits to this annual report:

   Exhibit No.                          Description
   -----------                          -----------

      1.1           Amended and Restated Bylaws (Estatutos Sociales) of the
                    Company, together with an English translation.
      2.1           Deposit Agreement among the Company, The Bank of New York, and all registered holders from time to time
                    of any American Depositary Receipts, including the form of
                    American Depositary Receipt (incorporated by reference to
                    our registration statement on Form F-6 (File No. 333-12486)
                    filed on September 7, 2000).
      3.1**         Trust Agreement among the Company, ITA, and Bancomext,
                    together with an English translation.
      4.1**         Amended and Restated Cancun Airport Concession Agreement and
                    annexes thereto, together with an English translation and a schedule highlighting the differences between this
                    concession and the Company's other concessions.
      4.2**         Participation Agreement among the Company, the Mexican
                    Federal Government through the Ministry of Communications
                    and Transportation, Nacional Financiera, S.N.C. ("NAFIN"),
                    Servicios Aeroportuarios del Sureste, S.A. de C.V.,
                    Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel,
                    S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V.,
                    Aeropuerto de Merida, S.A. de C.V., Aeropuerto de
                    Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de
                    C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de
                    Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de
                    C.V., Triturados Basalticos y Derivados, S.A. de C.V.,
                    Copenhagen Airports A/S, Cintra Concesiones de
                    Infraestructuras de Transporte, S.A., Groupe GTM, S.A.,
                    Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. ("ITA"),
                    Banco Nacional de Comercio Exterior, S.N.C. ("Bancomext"),
                    and Aeropuertos y Servicios Auxiliares ("ASA"), together
                    with an English translation.
      4.3**         Amendment to the Participation Agreement, the Shareholders
                    Agreement and the Technical Assistance Agreement among the
                    Mexican Federal Government through the Ministry of
                    Communications and Transportation, NAFIN, Bancomext, the
                    Company, Servicios Aeroportuario del Sureste, S.A. de C.V.,
                    Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel,
                    S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V.,
                    Aeropuerto de Merida, S.A. de C.V., Aeropuerto de
                    Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de
                    C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de
                    Veracruz, S.A. de C.V. and Aeropuerto de Villahermosa, S.A.
                    de C.V.; ITA, Triturados Basalticos y Derivados, S.A. de
                    C.V., Copenhagen Airports A/S, Cintra Concesiones de
                    Infraestructura de Transporte, S.A. de C.V. and Groupe GTM,
                    S.A.
      4.4**         Technical Assistance and Transfer of Technology Agreement
                    among the Company, Servicios Aeroportuarios del Sureste,
                    S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto
                    de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de
                    C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de
                    Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de
                    C.V.,h Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de
                    Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de
                    C.V., Triturados Basalticos y Derivados, S.A. de C.V.,
                    Copenhagen Airports A/S, Cintra Concesiones de
                    Infraestructuras de Transporte, S.A., VINCI, S.A. and ITA,
                    together with an English translation.
      4.5**         Stock Option Agreement between the Registrant and ITA,
                    together with an English translation.
      4.6**         Shareholders' Agreement among the Company, NAFIN, ITA,
                    Bancomext, and the Mexican Federal Government through the
                    Ministry of Communications and Transportation, together with an English translation.
      4.7           Indemnity Agreement between the Company and the Mexican
                    Federal Government through the Ministry of Communications
                    and Transportation, dated September 28, 2000, together with an English translation (previously filed with the Securities and Exchange Commission as Exhibit 4.7 on Form 20-F dated
                    June 28, 2001 and incorporated by reference herein).
      8.1**         List of subsidiaries of the Company.

---------------
** Incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                               Grupo Aeroportuario del Sureste, S.A. de C.V.


                               By:  /s/ ADOLFO CASTRO RIVAS
                                    -----------------------------------------
                                     Name:     Adolfo Castro Rivas
                                     Title:    Director of Finance


Dated: June 18, 2002

Report of Independent Accountants
---------------------------------

To the Stockholders of

Grupo Aeroportuario del Sureste, S.A. de C.V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Sureste, S.A. de C.V. and Subsidiaries (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the years ended December 31, 1999, 2000 and 2001, which, as described in Note 2, have been prepared in accordance with generally accepted accounting principles in Mexico. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations, the consolidated changes in their stockholders' equity and the consolidated changes in their financial position for the years ended December 31, 1999, 2000 and 2001 in conformity with accounting principles generally accepted in Mexico.

Generally accepted accounting principles in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected j the determination of consolidated net income for the years ended December 31, 1999, 2000 and 2001, and the determination of consolidated stockholders' equity as of December 31, 2000 and 2001, to the extent summarized in Note 15 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ LUIS MOIRON LLOSA
---------------------

Luis Moiron Llosa, C.P.

Mexico, D.F.,

February 11, 2002, except for Note 13 (g),

as to which the date is March 12, 2002

         GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 2001

             (Expressed in thousands of Mexican Pesos in purchasing
                         power as of December 31, 2001)

                                                                                    2000                 2001
                                                                              ---------------      ---------------

ASSETS
Current assets:
Cash and marketable securities                                                Ps.     584,482      Ps.     878,778

Trade receivables, net                                                                 99,597              129,353

Recoverable taxes and other current assets                                             19,650               61,038
                                                                              ---------------      ---------------

Total current assets                                                                  703,729            1,069,169

Machinery, furniture and equipment, net of accumulated

  depreciation of Ps. 49,041 and Ps. 72,821, respectively                             281,838              600,130

Airport concessions, net of accumulated amortization

  of Ps. 401,689 and Ps. 601,828, respectively                                      7,591,844            7,391,705

Rights to use airport facilities, net of accumulated amortization

  of Ps. 167,521 and Ps. 245,271, respectively                                      2,141,911            2,064,161
                                                                              ---------------      ---------------


Total assets                                                                  Ps.  10,719,322      Ps.  11,125,165
                                                                              ===============      ===============


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:

Trade accounts payable                                                        Ps.     11,958      Ps.        1,281

Accrued expenses and other payables                                                   67,117                79,389
                                                                              ---------------      ---------------


Total current liabilities                                                             79,075               80,670


Seniority premiums                                                                                             385

Deferred income taxes and employees' statutory profit sharing                        222,136               373,249
                                                                              ---------------      ---------------


Total liabilities                                                                    301,211               454,304
                                                                              ---------------      ---------------


Commitments and contingencies


Stockholders' equity:

Capital stock                                                                      9,923,688             9,923,688

Legal reserve                                                                         13,193                23,957

Reserve for repurchase of stock                                                                             43,058

Retained earnings                                                                    481,230               680,158
                                                                              ---------------      ---------------


Total stockholders' equity                                                        10,418,111            10,670,861
                                                                              ---------------      ---------------


Total liabilities and stockholders' equity                                    Ps. 10,719,322       Ps.  11,125,165
                                                                              ===============      ===============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

         GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001


          (Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2001, except per share amounts)



                                                                  For the years
                                                               ended December 31,
                                             ----------------------------------------------

                                                  1999           2000              2001
                                             -------------   -------------    -------------
REVENUES:
Aeronautical services                        Ps.   863,860   Ps. 1,032,173    Ps.   988,670
Non-aeronautical services                          145,331         177,976          175,584
                                             -------------   -------------    -------------

Total revenues                                   1,009,191       1,210,149        1,164,254
                                             -------------   -------------    -------------

OPERATING EXPENSES:

Cost of services                                   232,773         282,006          288,192

Technical assistance                                60,514          54,823           38,085

Concession fee                                      51,006          60,467           58,204

General and administrative expenses                115,441         105,612           99,591

Depreciation and amortization                      274,291         303,293          302,938
                                             -------------   -------------    -------------


Total operating expenses                           734,025         806,201          787,010
                                             -------------   -------------    -------------


Operating income                                   275,166         403,948          377,244
                                             -------------   -------------    -------------


COMPREHENSIVE FINANCING RESULT:

Interest income                                     34,404          55,062           79,036

Interest expense                                   (16,735)        (16,490)          (1,370)

Exchange losses, net                                (1,072)         (3,306)          (5,186)

Loss from monetary position                           (615)        (50,207)         (37,587)
                                             -------------   -------------    -------------


Net comprehensive financing

   Income (cost)                                    15,982         (14,941)          34,893
                                             -------------   -------------    -------------

Income before income taxes, employees'

   statutory profit sharing and
     extraordinary item                            291,148         389,007          412,137

Provision for income taxes and statutory

   profit sharing                                 (123,042)       (170,198)        (152,697)
                                             -------------   -------------    -------------





Income before extraordinary item                   168,106         218,809          259,440


Contract termination fee                                                             (6,690)
                                             -------------   -------------    -------------

Net income                                   Ps.   168,106   Ps.   218,809    Ps.   252,750
                                             =============   =============    =============


Basic and diluted earnings per share         Ps.      0.56   Ps.      0.73    Ps.      0.84
                                             =============   =============    =============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

         GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C. V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                       (Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2001)

                                            Capital stock
                                    ---------------------------                Reserve for                      Total
                                                                      Legal    repurchase     Retained      stockholders'
                                        Fixed         Variable       reserve     of stock     earnings         equity
                                    ------------   ------------    ---------    --------     ----------     -------------
Balance at December 31, 1998        Ps.    1,430   Ps.9,922,258                              Ps.107,508     Ps.10,031,196

Issuance of fixed capital sock in
  exchange for variable capital stock  9,922,258     (9,922,258)
Transfer to legal reserve                                          Ps. 2,269                     (2,269)
Comprehensive income                                                                            168,106           168,106
                                    ------------   ------------    ---------    --------     ----------     -------------

Balance at December 31, 1999           9,923,688                       2,269                    273,345        10,199,302

Transfer to legal reserve                                             10,924                    (10,924)
Comprehensive income                                                                            218,809           218,809
                                    ------------   ------------    ---------    --------     ----------     -------------

Balance at December 31, 2000           9,923,688                      13,193                    481,230        10,418,111

Transfer to legal reserve                                             10,764                    (10,764)
Transfer to reserve for repurchase
  of stock                                                                      Ps43,058        (43,058)
Comprehensive income                                                                            252,750           252,750
                                    ------------   ------------    ---------    --------     ----------     -------------

Balance at December 31, 2001        Ps.9,923,688   Ps.   -         Ps.23,957    Ps.43,058    Ps.680,158     Ps.10,670,861
                                    ============   ============    =========    =========    ==========     =============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

         GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001


                         (Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2001)


                                                                For the years
                                                              ended December 31,
                                               -----------------------------------------------

                                                    1999            2000            2001
                                               --------------  -------------   -------------

Operating activities:
Net income before extraordinary item           Ps.    168,106  Ps.   218,809   Ps.   259,440
Adjustments to reconcile net income to
  resources provided by (used in)
  operating activities:
Depreciation and amortization                         274,291        303,293         302,938
Deferred income taxes and employees'
  statutory profit sharing                            120,193        170,198         152,697
Change in deferred income taxes
  resulting from inflation effects on
  monetary deferred tax balances                       (8,732)        10,737
Other                                                     508                         (1,584)
Changes in operating assets and liabilities:
Trade receivables                                     (50,304)        17,482         (29,756)
Recoverable taxes and other current assets          1,428,193         46,103         (41,388)
Due to the Ministry of Communications
  and Transportation                               (1,490,893)
Trade accounts payable                                  6,285          4,540         (10,677)
Accrued expenses and other liabilities                 39,229        (27,673)         12,657
                                               --------------  -------------   -------------
Resources provided by operating activities
before extraordinary item                             486,876        743,489         644,327
Contract termination fee                                                              (6,690)
                                               --------------  -------------   -------------

Resources provided by operating activities            486,876        743,489         637,637
                                               --------------  -------------   -------------

Financing activities:
Notes payable and accrued interest thereon            308,512       (308,512)
                                               --------------  -------------

Resources provided by (used in) financing
  activities                                          308,512       (308,512)
                                               --------------  -------------

Investing activities:
Purchase of machinery, furniture and
  equipment                                           (42,435)      (220,744)       (343,341)
Acquisition of airport concessions and
  rights to use airport facilities                   (436,203)
                                               --------------  -------------   -------------

Resources used in investing activities               (478,638)      (220,744)       (343,341)
                                               --------------  -------------   -------------

Increase in cash and marketable
  securities                                          316,750        214,233         294,296
Cash and marketable securities, beginning
  of period                                            53,499        370,249         584,482
                                               --------------  -------------   -------------

Cash and marketable securities, end of
  period                                       Ps.    370,249  Ps.   584,482   Ps.   878,778
                                               ==============  =============   =============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

         GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

          (Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2001, except per share and share amounts)

1. Formation and Description of Business

Grupo Aeroportuario del Sureste, S.A. de C.V. ("ASUR"), a Mexican company, was incorporated in April 1998, as a wholly-owned entity of the Mexican government to operate, maintain and develop nine airports in the Southeast region of Mexico. The nine airports are located in the following cities: Cancun, Cozumel, Merida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlan. ASUR and its subsidiaries are collectively referred to as the "Company".

The Company was formed as part of the Mexican government's plans to open the Mexican airport system to investment under a two-stage program. Under guidelines issued by the Ministry of Communications and Transportation, 35 of Mexico's 58 principal public airports were selected for the program and divided into four groups: the Southeast group (consisting of the Company's nine airports), the Mexico City group (currently consisting of one airport), the Pacific group (consisting of 12 airports) and the Central-North group (consisting of 13 airports). In the first stage of the program, an investor for each airport group would be selected through a series of public bidding processes. The investor would be awarded an equity interest in the airport group and the right and obligation to enter into several agreements, including an agreement to provide certain technical assistance, on terms established during the public bidding process. In the second stage of the program all or a portion of the remaining equity interest in each airport group would be offered for sale to the public.

In June 1998, the Ministry of Communications and Transportation granted to subsidiaries of ASUR the concessions to operate, maintain and develop the nine airports of the Southeast group for a period of 50 years commencing on November 1, 1998, for Ps. 9,855,162 (December 31, 2001 pesos), excluding value added tax. The concession period may be extended by the parties under certain circumstances. The acquisition cost of the airport concessions was paid through the issuance of capital stock of ASUR (see Note 7). The cost of the airport concessions was determined by the Mexican government with reference to the price paid by Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. ("ITA") for its investment in ASUR (see below). Beginning November 1, 1998, the Company is also required to pay the Mexican government annual concession fees currently equal to 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concessions. Payments against the concession fees are made every two months. Notwithstanding the Company's rights to operate, maintain and develop the nine airports, pursuant to the Mexican General Law of National Assets, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon expiration of the Company's concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican nation.

In December 1998 and in March 1999, the Mexican government sold an aggregate 15% equity interest in ASUR to ITA, pursuant to a public bidding process. ITA paid the Mexican government an aggregate of Ps. 1,165,076 (nominal), excluding interest, in exchange for (i) 45,000,000 Class I series BB shares (see Note 7) representing 15% of ASUR's capital stock; (ii) options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding at the time of exercise, each determined on a fully diluted basis, from the Company; and (iii) the right and obligation to enter into several agreements, including a technical assistance agreement, under terms established during the bidding process. ITA is a consortium consisting of Copenhagen Airports A/S (25.5%), Triturados Basalticos y Derivados, S.A. de C.V. (25.5%), Groupe Vinci S.A. (24.5%) and Cintra Concesiones de Infraestructura de Transporte, S.A. (24.5%). During 2001, Cintra Concesiones de Infraestructura de Transporte, S.A. transferred its 24.5% ownership in ITA to Ferrovial Aeropuertos, S.L. ITA's series BB shares provide it with certain rights including the right to elect two members of the Company's board of directors and veto rights with respect to certain corporate actions. The technical assistance agreement provides ITA with certain rights including the right to appoint and remove the Company's chief executive officer and half of its most senior members of management.

On October 3, 2000, the Mexican government sold 18,539,350 series B shares and 20,319,978 American Depositary Shares, each of which represents ten series B shares, of the Company's common stock to public investors. Subsequent to this sale, the Mexican government's direct interest in the Company was approximately 11.1%. The Company's series B shares and American Depositary Shares are traded on the Mexican Stock Exchange and the New York Stock Exchange, respectively.

2.  Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA").

The principal accounting policies followed by the Company are as follows:

a)  Basis of presentation

All significant intercompany balances and transactions have been eliminated. The consolidated subsidiaries of the Company are:

             Subsidiary                              Ownership Interest
----------------------------------                  ------------------

Aeropuerto de Cancun, S.A. de C.V.                           99.99%

Aeropuerto de Cozumel, S.A. de C.V.                          99.99%

Aeropuerto de Merida, S.A. de C.V.                           99.99%

Aeropuerto de Huatulco, S.A. de C.V.                         99.99%

Aeropuerto de Oaxaca, S.A. de C.V.                           99.99%

Aeropuerto de Veracruz, S.A. de C.V.                         99.99%

Aeropuerto de Villahermosa, S.A. de C.V.                     99.99%

Aeropuerto de Tapachula, S.A. de C.V.                        99.99%

Aeropuerto de Minatitlan, S.A. de C.V.                       99.99%

Servicios Aeroportuarios del Sureste, S.A. de C.V.           99.99%


The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b)  Recognition of the effects of inflation

The consolidated financial statements have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information" ("Bulletin B-10") issued by the MIPA, and determined as follows:

     o The statements of income and changes in stockholders' equity were restated applying Mexican National Consumer Price Index ("Mexican CPI") factors from the periods in which the transactions occurred. The financial statements of the Company for the years ended December 31, 1999 and 2000 have been restated for comparability purposes to December 31, 2001 purchasing power by applying the restatement factors of 1.1375 and 1.0440, respectively.

     o The statements of changes in financial position present, in constant Mexican pesos, the resources provided by or used in operating, financing and investing activities.

The methodology for the restatement of the individual financial statement items is as follows:Restatement of non-monetary assets:

Machinery, furniture and equipment, net are recorded at acquisition cost, restated using Mexican CPI factors from the date the asset was purchased to the date of the financial statements. Depreciation expense is based on the restated carrying value of the assets.

The rights to use the airport facilities, net and the airport concessions, net were recorded based on the allocation of the purchase cost of the airport concessions and the acquisition cost of the rights of Cancun Air, Dicas and Aeropremier to the assets and liabilities acquired (see Notes 2(e), 5, and 6) and are restated using Mexican CPI factors. Amortization expense is computed on the restated carrying values of the rights to use the airport facilities and the airport concessions.

Restatement of stockholders' equity:
The restatement of the Company's capital stock, contributed capital, legal reserve, reserve for the repurchase of stock and retained earnings is determined by applying Mexican CPI factors from the dates on which capital was contributed and earnings were generated and reflects the amounts necessary to maintain the stockholders' investment at the purchasing power of the original amounts.

Loss from monetary position:

Loss from monetary position represents the inflationary effect, measured by the Mexican CPI, on the monetary assets and liabilities.

c)  Cash and marketable securities

Cash and marketable securities includes cash, temporary investments and marketable securities expected to be held less than one year. As of December 31, 2000 and 2001, cash and marketable securities consisted primarily of money market accounts and short-term Mexican government bonds.

d)  Machinery, furniture and equipment, net

Depreciation of machinery, furniture and equipment is based upon the restated carrying value of the assets and is recognized using the straight-line method over the estimated remaining useful lives of the assets. The remaining useful lives of the Company's machinery, furniture and equipment is as follows:

                                                           Years
                                                           -----

    Improvements to concessioned assets                     48

    Machinery and equipment                              2 and 10

    Office furniture and equipment                          10

    Computer equipment                                       3

    Automotive equipment                                     5

    Other                                                 various

When assets are retired or otherwise disposed of, the restated cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in results of operations.

e) Rights to use airport facilities, environmental liabilities and airport concessions

Rights to use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired from Cancun Air, Dicas and Aeropremier. Although the Company has, through its concessions, the rights to operate, maintain and develop the nine airports, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon termination of the Company's concessions, these assets, including any improvements made during the term of the concessions automatically revert to the Mexican nation.

The acquisition cost of the nine airport concessions of Ps. 9,855,162 (December 31, 2001 pesos) was allocated to the rights to use the airport facilities (Ps. 2,257,419) and to certain environmental liabilities assumed (Ps. 12,041) with the excess acquisition cost recorded as airport concessions (Ps. 7,609,784). The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser. The amounts allocated to the environmental liabilities assumed are based on management's best estimate of the actual costs to be incurred and reflect the terms of an agreement with the environmental authorities (see Note
13).

The acquisition cost of the rights acquired from Cancun Air, Dicas and Aeropremier of Ps. 435,762 was allocated to the rights to use the airport facilities (Ps. 52,013) with the excess acquisition cost recorded as airport concessions (Ps. 383,749). The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser.

The rights to use the airport facilities are being amortized on a straight-line basis over the estimated remaining useful lives of the underlying assets. The amounts allocated to the airport concessions are being amortized on a straight-line basis over the life of the concessions and the rights acquired.

f)  Review of the book value of long - lived assets
The Company estimates the recoverable value of the rights to use airport facilities, airport concessions and improvements to concessioned assets to be the estimated discounted future net cash flows from the nine airport concessions in the aggregate. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized. At December 31, 2000 and 2001, the recoverable value exceeds the net book value.

g) Seniority premiums

Seniority premiums to which employees are entitled after 15 years of service are recorded as cost in the years in which the services are rendered, as required by Statement D-3, "Labor Obligations", issued by the MIPA.

h)  Revenue recognition

Revenues are obtained from aeronautical services, which generally relate to the use of airport infrastructure by air carriers and passengers, and from non-aeronautical services.

Aeronautical services revenues consist of a passenger charge for each departing passenger (excluding diplomats, infants, and transfer and transit passengers), a landing charge based on the average between aircraft's maximum takeoff weight and the zero-fuel weight and hour of arrival, aircraft parking charges based on the time an aircraft is on the ground and hour of arrival, passenger walkway charges for the connection of aircraft to the terminal, based on hour of arrival, and airport security charges for each departing passenger. Aeronautical services revenue is recognized as passengers depart, at the time of landings and as services are provided, as the case may be.

Non-aeronautical services revenues consist primarily of the leasing of space in the airport terminals, access fees received from third parties providing handling, catering and other services at the airports and miscellaneous other revenues.

Through June 30, 1999, non-aeronautical services revenues includes access fees earned from Cancun Air, Dicas and Aeropremier, the former operators of the satellite and charter air terminal and certain other facilities at Cancun International Airport and the operation of the cargo terminal and other facilities at Merida International Airport. Beginning July 1, 1999, the Company does not receive access fees from these businesses, but recognizes aeronautical and non-aeronautical revenues from directly operating these facilities.

Terminal space is leased through operating leases with either fixed monthly rental fees or fees based on the greater of a minimum monthly fee or a specified percentage of the lessee's monthly revenues. Access fees and other services revenues are recognized as services are provided.

Under the Airport Law and its regulations, the Company's revenues are classified as Airport Services, Complementary Services or Commercial Services. Airport Services consist primarily of the use of runways, taxiways and aprons for landings and departures, aircraft parking, the use of passenger walkways, security services, hangars, automobile parking facilities as well as the general use of terminal space and other infrastructure by aircraft, passengers and cargo, including the lease of space essential for the operation of airlines and complementary service providers. Complementary Services consist primarily of ramp and handling services, catering, maintenance and repair and related activities that provide support to air carriers. Revenues from access fees charged to third parties providing complementary services are classified as Airport Services. Commercial Services consist of services that are not considered essential to the operation of an airport, such as the lease of space to retailers, restaurants and banks. The following table presents the Company's revenues for the years ended December 31, 1999, 2000 and 2001, using the classifications established under the Airport Law and its regulations (see below for discussion of revenue regulation):


                                                                           Year ended

                                                                          December 31,
                                                    ------------------------------------------------------

                                                         1999                 2000               2001
                                                    --------------      --------------      --------------

Regulated services:

  Airport services                                  Ps.    934,236      Ps.  1,102,004      Ps.  1,057,694
                                                    --------------      --------------      --------------

Non-regulated services:

  Airport services:

    Access fees from non-permanent ground

      transportation                                        15,653              14,165               2,974

    Car parking lots and related access fees                 2,315               8,419              12,210

    Other access fees                                          456                 983                 898

  Complementary services                                       418                 902

  Commercial services                                       55,164              79,646              83,745

  Other services                                               949               4,030               6,733
                                                    --------------      --------------      --------------

Total non-regulated services                                74,955             108,145             106,560
                                                    --------------      --------------      --------------

                                                    $    1,009,191      Ps.  1,210,149      Ps.  1,164,254
                                                    ==============      ==============      ==============

Effective May 1, 1999, the Ministry of Communications and Transportation established rate regulations for the Company's airports governing the maximum prices that may be charged for certain services. The regulations were incorporated within the terms of each of the Company's airport concessions. The regulations specify a maximum rate, which is the maximum amount of revenue that the concession holder may earn each year from regulated sources of revenue at each airport for each "work load unit" that it processes. A work load unit is equivalent to one passenger or 100 kilograms of cargo. The fee charged for an individual service generally is not subject to price regulation. The regulations establish the annual maximum rate for each airport from May 1, 1999 through December 31, 2003. Under the terms of the airport concessions, revenues from Airport Services (which include access fees earned from providers of Complementary Services) are regulated. A significant portion of the Company's revenues are regulated, including all revenues from Airport Services, except for revenues from automobile parking and certain ground transportation providers.

Beginning 2004 each airport's maximum rate will be determined by the Ministry of Communications and Transportation based on projections of work load units, operating expenses and pre-tax earnings from services subject to price regulation, capital expenditures, reference amounts established in the concessions and a discount rate to be determined by the Ministry of Communications and Transportation. The projections are to be derived from each airport's approved Master Development Plan for five-year periods. Once determined, each airport's maximum rates may only be changed every six months or earlier if there has been a cumulative increase of at least 5% in the Mexican producer price index (excluding petroleum) or if a special adjustment event has occurred. In determining the maximum rates for 1999 through 2003, the Ministry of Communications and Transportation set the rates to include a 1% efficiency factor reduction (in real terms) each year.

The Company intends to charge prices for regulated services at each airport so as to be as close as possible to that airport's maximum rates. Prices are based on management's projections and estimates of passenger and cargo traffic volume and other variables. These projections and estimates may differ from an airport's actual results of operations, which may cause the Company to exceed the maximum rate at an airport. To avoid exceeding the maximum rates at year end, the Company may be required to take actions, including reducing prices during the latter part of the year or discounts to customers.

In the event that revenues subject to price regulation per work load unit in any year exceed the applicable maximum rate, the maximum rate for the following year may be decreased to compensate airport users for overpayment in the previous year and the Ministry of Communications and Transportation may also assess penalties against the concession holder. If the Company exceeds an airport's maximum rate three times, the concession for that airport may be terminated by the Ministry of Communications and Transportation.

On February 18, 2000, the Ministry of Communications and Transportation issued an official communication stating that it had finalized its review of the Company's compliance with the maximum rates for 1999. In this communication, the Ministry of Communications and Transportation found that, through no fault of the Company, certain variables and information initially used to determine the maximum rates was not properly reflected in the rate regulations. In a subsequent official communication dated February 28, 2000, the Ministry of Communications and Transportation, pursuant to the Mexican Airport Law and its regulations, amended the maximum rates of our subsidiary concession holders from 2000 to 2003 to properly reflect these variables and information.

During the years ended December 31, 2000 and 2001, the Company granted discounts to customers in order to comply with the maximum rates established by the Ministry of Communications and Transportation in connection with the maximum rate applicable during 2001 and 2000. The certification pertaining to the period ended December 31, 2001 has not yet been issued by said government.

i) Transactions in foreign currency and exchange rate differences

Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rates in effect as of the balance sheet dates. Currency exchange fluctuations are included in income for the period and reflected in comprehensive financing cost.

j) Deferred income tax and employees' statutory profit sharing (ESPS)Deferred income tax is recorded using the full-scope method of assets and liabilities, which consist of determining deferred income tax by applying the corresponding tax rate to the differences between the book and tax values of assets and liabilities at the date of the financial statements.

Deferred ESPS is calculated based on nonrecurring temporary differences between the book profit and the profit subject to employees'statutory profit sharing.

Deferred income tax and employees' statutory profit sharing assets are reduced, if necessary, by the amount of any tax benefits for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

k)  Comprehensive income

Beginning on January 1, 2001, Statement B-4, "Comprehensive Income" went into effect. This Statement requires that the different items comprising capital earned (lost) in the year be shown in the statement of stockholders' equity under the comprehensive income caption. In the case of the Company, the net income for the years ended December 31, 1999, 2000 and 2001 is the same as the comprehensive income, since there are no other items comprising comprehensive income during the periods presented.

l) Earnings per share

Basic earnings per share were computed by dividing income available to stockholders by the weighted-average number of shares outstanding after retroactively giving effect to the one for 25.89092035667 reverse stock split (see Note 7). Weighted-average shares outstanding for calculating diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into shares, using the treasury stock method. Under the treasury stock method, proceeds received from the assumed exercise of the stock options would be used to repurchase the Company's shares at the average market price during the period.

The split adjusted weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the years ended December 31, 1999, 2000 and 2001. Options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding, at the time of exercise, each determined on a fully diluted basis, were outstanding during the years ended December 31, 1999, 2000 and 2001 but were not included in the computation of diluted earnings per share because the assumed exercise would be antidilutive.

m) Concentrations

Trade receivables consist primarily of receivables from major domestic and international airlines. Approximately 45% and 40% of trade receivables as of December 31, 2000 and 2001, respectively, were receivable from air carriers and other entities controlled by Cintra S.A. de C.V. ("Cintra") including Mexicana, Aeromexico, Aerocaribe, Aerocozumel and Aerolitoral. A majority of Cintra's capital stock is owned by the Institute for the Protection of Bank Savings, a decentralized entity within the Mexican federal public administration, and by the Mexican government.

In addition, a significant portion of revenues is generated from services provided to a small number of customers. Approximately 36%, 29% and 30% of total revenues for the years ended December 31, 1999, 2000 and 2001, respectively, were generated from services provided to the air carriers and other entities controlled by Cintra.

Further, approximately 64%, 70% and 70% of revenues during the years ended December 31, 1999, 2000 and 2001, respectively, were generated from operations at the Cancun International Airport.

n) Recently issued accounting standards:

In November 2001, the MIPA issued revised Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"), which supersedes existing Bulletin C-9, "Liabiliites" and Bulletin C-12, "Contingencies and Commitments". Bulletin C-9 establishes a methodology for the valuation, presentation and disclosure of liabilities and provisions, as well as for the valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, the Bulletin establishes guidelines for the recognition of liabilities and derecognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceeds the company's immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.

In addition, in December 2001, the MIPA issued Bulletin C-8, "Intangible Assets" ("Bulletin C-8"), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs could be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over its useful life. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

3. Trade receivables, net

 As of December 31, 2000 and 2001, trade receivables, net consists of the following:

                                                    December 31,
                                        ----------------------------------

                                             2000                2001
                                        --------------      --------------

Trade receivables                       Ps.    105,857      Ps.    135,347
Less: allowance for doubtful accounts           (6,260)             (5,994)
                                        --------------      --------------

                                        Ps.     99,597      Ps.    129,353
                                        ==============      ==============

The following table presents the roll forward of the allowance for doubtful accounts for the years ended December 31, 1999, 2000 and 2001:

                                                       December 31,
                                       ----------------------------------------

                                         1999          2000           2001
                                       ---------   -----------     -----------

Balance at the beginning of the period (Ps. 870)   (Ps.   775)     (Ps. 6,260)

Increase in the allowance                              (5,550)

Write-offs

Effects of inflation                         95            65             266
                                       ---------   -----------     -----------

Balance at the end of the period       (Ps. 775)   (Ps. 6,260)     (Ps. 5,994)
                                       =========   ===========     ===========

4. Machinery, furniture and equipment

As of December 31, 2000 and 2001, machinery, furniture and equipment, net consists of the following:

                                                     December 31,
                                           --------------------------------

                                               2000                2001
                                           -------------      -------------

Machinery and equipment                    Ps.    21,264      Ps.    38,111
Office furniture and equipment                    34,445             36,245
Automotive equipment                              65,193             68,155
Improvements to concessioned assets (a)           66,700            348,080
Construction in progress and other               143,277            182,360
                                           -------------      -------------

Total                                            330,879            672,951
Less: accumulated depreciation                   (49,041)           (72,821)
                                           -------------      -------------

                                           Ps.   281,838      Ps.   600,130
                                           =============      =============

Depreciation expense for the years ended December 31, 1999, 2000 and 2001 was Ps.20,990, Ps.25,332 and Ps.25,049 , respectively.


(a) Improvements to concessioned assets as of December 31, 2000 and 2001 were comprised of the following:

                                            December 31,
                                 --------------------------------

                                     2000                2001
                                ------------        --------------

Runways, taxiways aprons        Ps.   62,345        Ps.    152,328

Building                               1,484               178,018

Other infrastructure                   1,196                 5,512

Land improvements                      1,675                12,222
                                ------------        --------------

                                Ps.   66,700        Ps.    348,080
                                ============        ==============

5.       Airport concessions

As stated in Note 1, in June 1998, the Ministry of Communications and Transportation granted to the Company the concessions to operate, maintain and develop nine airports in the Southeast region of Mexico for Ps. 9,855,162 (December 31, 2001 pesos). The total cost of the airport concessions, at the acquisition date, were allocated to the rights to use the airport facilities based on the assets' depreciated replacement cost, as determined by an independent appraiser, and to certain environmental liabilities assumed based on management's best estimate of the actual costs to be incurred, with the excess acquisition cost allocated to the airport concessions as follows:

                                                                   Estimated
                                                                  remaining
                                                                 useful life
                                                                 -----------
                                                                   (years)

Acquisition cost                          Ps.   9,855,162
                                          ===============
Allocated to:
Rights to use airport facilities:
  Runways, taxiways, aprons               Ps.   1,226,967           47-49
  Buildings                                       396,861           24-50
  Other infrastructure                            102,701           5-31
  Land                                            530,890            50
                                          ---------------

                                                2,257,419
Environmental liabilities                         (12,041)
Airport concessions                             7,609,784            50
                                          ---------------
Total                                     Ps.   9,855,162
                                          ===============


Total amortization expense for the years ended December 31, 1999, 2000 and 2001 was Ps.228,633, Ps.228,633, and Ps.228,633, respectively.

Each of the Company's airport concessions contain the following basic terms and conditions:

     o The concession holder has the right to administer, operate, maintain and use the airport facilities and undertake the construction, improvement or maintenance of the facilities in accordance with its Master Development Plan. The concession holder was required to submit, for approval, its Master Development Plan to the Ministry of Communications and Transportation by September 30, 1999, and is required to update the plan every five years. Each concession requires the Company to make minimum levels of investments at each airport through 2003 (see Note 13).

     o The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable law and regulations and is subject to statutory oversight by the Ministry of Communications and Transportation .

     o The concession holder must pay a concession fee (currently 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concessions) as required by applicable law.

     o The concession holder assumes the rights and obligations of the Mexican Airport and Auxiliary Services Agency under contracts with third parties relating to its airport. Each concession holder agreed to indemnify the Mexican Airport and Auxiliary Services Agency for any loss that may be suffered by the Mexican Airport and Auxiliary Services Agency due to the concession holders' breach of its obligations under an assigned agreement. o

     Fuel services and supply are to be provided by the Mexican Airport and Auxiliary Services Agency.

     o The concession holder must grant access to and the use of specific areas of the airport to government agencies to perform their activities inside the airports.

     o The concession may be terminated for non-performance if the concession holder fails to comply with certain of the obligations imposed by the concession as established in Article 27 of the Airport Law or for the reasons specified in Article 26 of the Airport Law and in the concession. Violations of certain terms of a concession can result in the immediate termination of a concession. Violations of other terms of a concession can result in the termination only if the relevant term has been violated at least three times. The terms of the concessions provide that all of the concessions may be revoked if any one of the nine concessions is revoked.

     o The terms and conditions of the regulations governing the operations of the Company may be modified by the Ministry of Communications and Transportation.

6. Other rights acquired

Effective June 30, 1999, the Company acquired the rights of Cancun Air and Dicas to provide certain services at Cancun International Airport, the rights of Aeropremier to provide certain services at Merida International Airport and certain related machinery, furniture and equipment for cash and promissory notes of approximately US$39.6 million. The promissory notes were paid in 2000.

Previously, the Mexican Airport and Auxiliary Services Agency granted Cancun Air the right to construct, operate, maintain and develop the charter air terminal and certain auxiliary facilities at Cancun International Airport through December 19, 2006, for which Cancun Air was required to pay the Mexican Airport and Auxiliary Services Agency fees equal to 12% of the charter air terminal's passenger charges through December 31, 2001 and 13% of Cancun Air's total revenues from the charter air terminal and certain auxiliary facilities from January 1, 2002 through December 19, 2006.

The Mexican Airport and Auxiliary Services Agency also granted Dicas the right to construct, maintain and collect the revenues from the commercial activities and passenger walkway charges generated by the satellite wing of the main terminal building at the Cancun International Airport through 2010. Under the terms of the agreement, Dicas would pay the Mexican Airport and Auxiliary Services Agency a percentage of its passenger walkway fees and a percentage of its profits in excess of a specified rate of return.

In December 1991, the Mexican Airport and Auxiliary Services Agency granted Aeropremier the right to construct and operate a general aviation terminal, a first class lounge, a tourism office and other commercial areas at Merida International Airport. The access fees earned from Aeropremier were not material.

In accordance with the terms of the concessions for Cancun International Airport and Merida International Airport, on November 1, 1998, the Company assumed the rights and obligations of the Mexican Airport and Auxiliary Services Agency under the above agreements.

Effective with the acquisition of the rights of Cancun Air, Dicas and Aeropremier, the Company assumed the rights and obligations of Cancun Air, Dicas and Aeropremier under their agreements with third parties.

The acquisition cost of the rights has been allocated to the rights to use the underlying facilities based on the assets' depreciated replacement cost, as determined by an independent appraiser, with the excess allocated to airport concessions as follows:

                                                                Estimated
                                                            remaining useful
                                                                 lives
                                                                 -----
                                                                (years)

Acquisition cost              Ps.   435,762
                              =============

Allocated to:

Rights to use:

Buildings                     Ps.    45,447                       27-50

Other infrastructure                  6,566                       12-17
                              -------------

                                     52,013

Airport concessions                 383,749                      7.5-11
                              -------------

Total                         Ps.   435,762
                              =============

Amortization of the rights to use the underlying facilities is recorded on a straight-line basis over the estimated remaining useful lives of the assets. Amortization of amounts allocated to airport concessions is recorded over the term of the rights acquired. Amortization expense for the years ended December 31, 1999, 2000 and 2001 was Ps. 24,660, Ps. 49,328 and Ps. 49,256, respectively.

7. Stockholders' equity

ASUR, a corporation with variable capital, was incorporated on April 1, 1998, through the issuance of 1,000,000 Class I series A common shares representing the fixed capital stock. In December 1998, the Company issued three series of Class II variable capital stock comprised of 3,960,310,815 series A shares, 2,640,873,876 series B shares and 1,165,091,416 series BB shares in exchange for the cancellation of the aggregate liabilities of Ps. 9,921,925 (Ps. 7,766,276 nominal) incurred in connection with the acquisition of the airport concessions and machinery, furniture and equipment from the Mexican government. For accounting purposes, the capitalization and share issuance has been given effect as of November 1, 1998.

On October 12, 1999, the Company's stockholders (1) authorized the issuance of 6,602,184,691 fixed capital Class I series B shares in exchange for the 1,000,000 fixed capital Class I series A shares, the 3,960,310,815 variable capital Class II series A shares and the 2,640,873,876 variable capital Class II series B shares then outstanding; (2) authorized the issuance of 1,165,091,416 fixed capital Class I series BB shares for the 1,165,091,416 variable capital Class II series BB shares; and (3) declared a one for 25.89092035667 reverse stock split effective as of such date. The share exchange results in the reclassification of all of the Company's variable capital stock to fixed capital stock. The reverse split adjusted number of shares outstanding as of December 31, 1999 and 2000 is 255,000,000 Class I series B shares and 45,000,000 Class I series BB shares. Basic and diluted earnings per share amounts have been adjusted retroactively to give effect to the one for 25.89092035667 reverse stock split.

As of December 31, 2000 and 2001, capital stock was restated as follows:

                       Nominal                                    Restated
                        value              Restatement              value
                   ---------------       ---------------      ----------------
Capital stock:
Fixed              Ps.   7,767,276       Ps.   2,156,412      Ps.    9,923,688
                   ===============       ===============      ================

Each of ASUR and its subsidiaries are legally required to allocate at least 5% of their unconsolidated annual net income to a legal equity reserve fund. This allocation must be continued until the equity reserve is equal to 20% of the issued and outstanding capital stock of the relevant company. Mexican corporations may pay dividends only out of earnings after such allocation to the reserve fund. As of December 31, 2000 and 2001, the consolidated reserve fund balance was Ps.13,193 and Ps.23,957, respectively.

At the April 27, 2001 general stockholders' meeting, the shareholders agreed to apply 20% of net income generated in 2000 to establish a reserve within stockholders' equity for the repurchase of shares amounting to Ps.43,058 (Ps.41,016 nominal).

Stock Options

In connection with the sale of the 15% equity interest in the Company to ITA, the Company issued to ITA options to purchase newly issued series B shares representing 2%, 2% and 1% of total shares outstanding at the time of each exercise, determined on a fully diluted basis, from the Company during three exercise periods provided that ITA has complied with its obligations under the technical assistance agreement and the stock ownership restrictions set forth in ASUR's bylaws. The exercise periods and the percentage of equity that can be acquired are as follows:

                                         Percentage of then outstanding
                                         capital stock each determined
Exercise periods                            on a fully diluted basis
----------------                            ------------------------

December 18, 2001 to December 18, 2003                 2%
December 18, 2002 to December 18, 2004                 2%
December 18, 2003 to December 18, 2005                 1%

The exercise price of the options will equal US$2.64559301 on a split adjusted basis per share, plus a premium of 5% per annum, starting from the grant date (December 18, 1998). If for any reason the number of shares representing the capital stock are modified without an increase or decrease to the capital stock, as in the case of a stock split, the exercise price will be modified proportionally. In addition the exercise price will be adjusted for any cash dividends paid.

ITA is entitled to exercise all the options immediately if (i) any other stockholder or group of related stockholders acquires at least 35% of ASUR's capital stock; (ii) a merger is approved which dilutes the holdings of ASUR's stockholders by more than 35%; or (iii) the price per share of ASUR's series B shares is at least US$5.29118603 on a split adjusted basis.

ITA is authorized to transfer or assign its options to any of its stockholders or their related companies prior to the start of the first exercise period. After the first exercise period, ITA or any holder of the options is entitled to transfer its options to any party that is entitled to be a stockholder of a concession holder under the Airport Law.

Dividends

See Note 10.

8.  Rentals under operating leases

The Company leases commercial space inside and outside the terminals to third parties under operating leases. The following is a schedule by years of minimum future rentals on noncancelable operating leases as of December 31, 2001 without including minimum secured commercial lease agreements per passenger:

         Period ending December 31:

         2002                                       Ps.    73,082
         2003                                              59,220
         2004                                              48,412
         2005                                              46,890
         2006                                              41,175
         2007 and thereafter                              124,623
                                                    -------------
                                                    Ps.   393,402
                                                    =============

9. Foreign currency balances and transactions

The foreign currency position of monetary items at December 31, 2000 and 2001, were as follows:

                                 Foreign currency    Period end
                                     amounts       exchange rate   Mexican pesos
                                ------------------ -------------   -------------
                                     (thousands)                    (thousands)
    December 31, 2000
    Assets:

Cash and marketable securities      US$     13,586  Ps.   9.6098  Ps.  130,558
Prepaids                                        21        9.6098           201
Deposits                                        66        9.6098           634
Liabilities:
Accrued expenses
   and other payables                          461        9.6098         4,429


                                 Foreign currency    Period end
                                       amounts     exchange rate   Mexican pesos
                                ------------------ -------------   -------------
                                     (thousands)                    (thousands)

    December 31, 2001
    Assets:

Cash and marketable securities       US$    29,141  Ps.   9.169   Ps.  267,208
Prepaids                                     3,336        9.169         30,583
Liabilities:
Accrued expenses
   and other payables                        2,196        9.169         20,135


The principal foreign currency transactions during the year ended December 31, 1999, 2000 and 2001, were as follows:

                                               Foreign currency Average
                                                       amounts               exchange rate         Mexican pesos
                                               ------------------------    -------------------   ------------------
                                                      (thousands)                                   (thousands)
Year ended December 31, 1999 Income statement:
Technical assistance fees and
  related costs                                  US$     5,642        Ps.      9.700         Ps.      54,727
    Interest expense                                     1,386                 9.547                  13,232
Professional services expenses                             757                 9.746                   7,378
Other                                                      417                 9.628                   4,015

                                              Foreign currency Average
                                                       amounts               exchange rate         Mexican pesos
                                               ------------------------    -------------------   ------------------
                                                     (thousands)                                    (thousands)

Year ended December 31, 2000 Income statement:
Technical assistance fees and
  Related costs                                  US$     5,000        Ps.      9.933         Ps.      49,665
Interest expense                                         1,390                 9.878                  13,731
Professional services expenses                             788                 9.836                   7,751
Other                                                      111                 9.892                  1,098

Year ended December 31, 2001 Income statement:
Technical assistance fees and
  Related costs                                  US$     3,319        Ps.      9.323         Ps.      30,944
Professional services expenses                             404                 9.460                   3,822
Other                                                    1,340                 9.323                  12,493

The prevailing exchange rate between the Mexican Peso and the US dollar at December 31, 2000 and 2001 was Ps. 9.6098 and Ps.9.1695, per US dollar, respectively. The exchange rate was Ps.9.1465 per US dollar on February 11, 2002.

10. Income tax, asset tax and employees' statutory profit sharing

The Company does not currently prepare a consolidated tax return.

Under current Mexican income tax law, ASUR and its subsidiaries must pay the higher of the income tax or the asset tax. The asset tax is a minimum tax, which is calculated as 1.8% of the average tax value of virtually all of the Company's assets (including the airport concessions), less the average tax value of certain liabilities (basically liabilities with Mexican residents excluding those with financial institutions or their intermediaries). The average tax value of each asset or liability is calculated differently depending on its classification under the tax law. The Company's subsidiaries are exempt from the asset tax through 2001, since they commenced operations in 1998.

Employees' statutory profit sharing in Mexico is determined for each subsidiary (not on a consolidated basis). Under Mexican law, the Company became subject to the employees' statutory profit sharing beginning January 1, 2000.

The components of income tax and employees' statutory profit sharing expense for the years ended December 31, 1999, 2000 and 2001 are as follows:

                                                For the years
                                              ended December 31,
                              -------------------------------------------------
                                   1999            2000             2001
                               -----------    --------------    --------------
Income tax:
  Current                     (Ps.   2,849)
  Deferred                        (120,193)   (Ps.   132,609)   (Ps.   152,697)
                               -----------     -------------     -------------

                                  (123,042)         (132,609)         (152,697)
                               -----------    --------------    --------------
Employees' statutory profit
 sharing:
   Deferred                                          (37,589)
                                               -------------
Provision for income tax
   and employees' statutory
   profit sharing             (Ps. 123,042)   (Ps.   170,198)   (Ps.   152,697)
                               ===========     =============     =============

The following items represent the principal differences between income taxes computed at the statutory tax rate and the Company's provision for income taxes for the years ended December 31, 1999, 2000 and 2001:

                                                 For the
                                               years ended
                                               December 31,
                                   -----------------------------------

                                     1999          2000         2001
                                   ---------    ---------    ---------

Tax at statutory rate                (35%)         (35%)        (35%)

Change in tax rate

Non-deductible items and other

  permanent differences               (5%)           2%          (2%)

Increase in valuation allowance       (1%)          (1%)         (1%)

Other                                 (1%)
                                    ---------    ---------    ---------

Provision for income taxes           (42%)         (34%)        (38%)
                                    =========    =========    =========

Under the amendments to the income tax law in effect beginning January 1, 2002, the income tax rate will be 35% in 2002 and will be gradually reduced by 1% a year beginning in 2003 until it reaches 32% in 2005. The resulting effect of this change will be approximately Ps.29,654, which will be recorded by crediting the 2002 provision for income taxes.

The tax and employee's statutory profit sharing effects of temporary differences that give rise to significant deferred tax and employee's statutory profit sharing assets and liabilities at December 31, 2000 and 2001, are as follows:


                                                                 December 31,
                                                                 ------------
                                                           2000                 2001
                                                      ---------------      -------------
Deferred income taxes Deferred tax assets:
     Tax loss carryforwards                           Ps.    211,528       Ps.   281,352
     Other                                                     5,248              11,088
     Valuation allowance                                      (7,414)            (12,044)
                                                      ---------------      -------------

                                                             209,362             280,396
Deferred tax liabilities:
     Airport concessions and rights to use
        airport facilities                                  (393,518)           (617,522)
     Other                                                      (391)               (116)
                                                      ---------------       ------------

Net deferred tax liabilities                         (Ps.    184,547)     (Ps.   337,242)
                                                      --------------       -------------

Deferred employees' statutory profit sharing:
Net deferred employees' statutory profit sharing
   liabilities recognized in respect of all the non
   recurring temporary differences generated during
   the period, between the tax and the book basis    (Ps.     37,589)     (Ps.    36,007)
                                                      --------------       -------------

Net deferred income tax and employees'
   statutory profit sharing liabilities              (Ps.    222,136)     (Ps.   373,249)
                                                      ==============       =============

For financial statement purposes, based on the weight of available evidence as of December 31, 2000 and 2001, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2000 and 2001, for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

The change in deferred income tax assets (liabilities) for the years ended December 31, 1999, 2000 and 2001 were as follows:

                                                         For the years ended

                                                              December 31
                                        ---------------------------------------------------

                                             1999                2000              2001
                                        -------------       ------------     --------------
Beginning balance                        Ps.    71,105      (Ps.   41,201)    (Ps.   184,547)

Deferred income tax benefit (expense)         (120,193)          (132,609)          (152,697)

Change in deferred income taxes

  resulting from inflation effects on

  monetary deferred tax balances                 8,732            (10,737)

Other                                             (845)
                                         -------------       ------------     --------------

Ending balance                          (Ps.    41,201)     (Ps.  184,547)    (Ps.   337,242)
                                         =============       ============      =============

For tax purposes, the Company is currently amortizing the value of its airport concessions at rates ranging from 6% to 10%. Tax losses (including those generated from the tax amortization of the airport concessions) may be carried forward until the expiration of the initial term of the concessions. As of December 31, 2000 and 2001, the Company had tax loss carryforwards of approximately Ps. 600,802 and Ps. 803,862, respectively.

Dividends paid from retained earnings are exempt from income tax provided they arise from the After-tax Earnings Account, and any excess is subject to 35% on the result of multiplying dividends paid by the factor of 1.5385. The respective tax is payable by the company and may be credited against income tax arising in the three subsequent years. Dividends paid are not subject to tax withholding. In the event of a capital reduction, the amount exceeding capital contributions, restated as provided in the Income Tax Law, is accorded the same tax treatment as dividends, as required by the Income Tax Law. Through December 31, 2001, the Company has generated minimal after tax earnings.

Substantially all of the Company's consolidated retained earnings were generated by its subsidiaries. Retained earnings may be distributed to the Company's shareholders to the extent the Company's subsidiaries have distributed earnings to ASUR.

11. Technical assistance agreement

In connection with the sale of the series BB shares to ITA, ASUR entered into a technical assistance agreement with ITA in which ITA and its stockholders agreed to provide management and consulting services and transfer industry expertise and technology to ASUR in exchange for a technical assistance fee. The agreement has an initial fifteen-year term and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The Company may only exercise its termination right pursuant to a stockholder's resolution. ITA began providing assistance under the agreement on April 19, 1999.

Under the agreement, the Company agreed to pay an annual fee equal to the greater of a fixed fee or 5% of the Company's earnings prior to deducting the technical assistance fee and before comprehensive financing cost, income taxes and depreciation and amortization, determined in accordance with Mexican GAAP. For the years 1999, 2000, 2001, 2002 and 2003 and thereafter the fixed fee is equal to US$5 million, US$5 million, US$3 million, US$3 million and US$2 million, respectively. Each year the fixed fee will be increased by the rate of inflation in the US. ASUR must also pay the value-added tax on the payment amount. The fee for 1999 was calculated as if the agreement was in effect beginning January 1, 1999.

ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

ITA's series BB shares were placed in a trust to, among other things, ensure performance under the technical assistance agreement.

12. Related party transactions

In addition to the revenues earned from Cintra, the Company recorded revenues from several Mexican federal and state government agencies. Revenues from related parties excluding Cintra were Ps. 30,540, Ps. 8,067 and Ps. 6,511 for the years ended December 31, 1999, 2000 and 2001, respectively.

During the years ended December 31, 1999, 2000 and 2001, the Company recorded expenses of Ps. 36,404, Ps. 44,893 and Ps. 50,800, respectively, for electricity, waste disposal, water and other services obtained from entities or agencies of the Mexican government. Also, during the years ended December 31, 1999 and 2000, the Company granted construction contracts for the Cancun, Merida, Cozumel, and Oaxaca airports totaling Ps. 61,278 and Ps. 13,691, respectively, to Triturados Basalticos y Derivados, S.A. de C.V., a shareholder of ITA. As of December 31, 2000, the Company had advance payments of Ps. 2,622 related to these construction projects. These construction projects were concluded during the years ended December 31, 2000 and 2001.

Also, see notes 2(m), 7 and 11 for disclosures concerning certain other transactions with related parties.

13. Commitments and contingencies

a) From June 1999 through December 2000, the Company leased office space under an 18-month operating lease entered into in June 1999 for monthly payments of US$43,862. In December 2000, the Company entered into a new 12 month operating lease for monthly payments of US$26,695. In December 2001, the Company extended the lease for an additional 12 month period for montly payments of US$28,993.

    Rental expense was approximately Ps. 3,699, Ps. 5,508 and Ps. 3,319 for the years ended December 31, 1999, 2000 and 2001, respectively.

b) On September 30, 1999, the Company submitted its Master Development Plans for each of the nine airports to the Ministry of Communications and Transportation for approval. These plans were approved by the Ministry of Communications and Transportation on July 28, 2000. Based on the Master Development Plans (MDP), the Company has committed to make aggregate improvements of Ps. 1,015,306 from 1999 to 2003 as follows:

       Period                                     Amount
       ------                               ------------------
        May 1, 1999 to December 31, 2000        Ps.    520,968
       2001                                            247,157
       2002                                            176,029
       2003                                             71,152
                                             ------------------
       Total                                   Ps.   1,015,306
                                             ==================

    Pursuant to the approval of the Company's investment programs, the Ministry of Communications and Transportation authorized the Company to complete by December 31, 2000 any projects which were required to have been completed prior to December 31, 1999 under the terms of the concessions.

    On November 30, 2000, the Ministry of Communications and Transportation issued a communication informing the Company that it considers the investment program for the years 1999-2000 to have been complied with, in view of the fact that the Company signed agreements for 100% of the aggregate improvement amounts required during the periods. At the meeting held on October 26, 2001 with Aeronautica Civil (DGAC) and ASUR, it was agreed that in 2001, the Ministry of Communications and Transportation will evaluate compliance of MDP based on the contracted investment. In subsequent years, the annual review of compliance with MDP will be made by the verification of the contracted investments and by the development and conclusion of the investments engaged in previous years. The approved investment programs replace the expenditure requirements of the Company's concessions.

    As of December 31, 2001, the Company has capital expenditure commitments under the Master Development Plans of Ps.116,308 for contracted investments.

c) The operations of the Company are subject to Mexican federal and state laws and regulations relating to the protection of the environment. Under these laws, regulations have been issued concerning water and air pollution, environmental impact studies, noise control and hazardous wastes. The Ministry of the Environment, Natural Resources and Fishing can bring administrative, civil and criminal proceedings against companies that violate environmental laws and has the power to close non-complying facilities.

    Prior to the award of the airport concessions to the Company, the Mexican Airport and Auxiliary Services Agency entered into agreements with the Mexican environmental authorities to correct certain environmental violations. The Mexican Airport and Auxiliary Services Agency was obligated to carry out certain actions prior to November 1, 1998 and the Company would be obligated to carry out certain actions after November 1, 1998. The Mexican Airport and Auxiliary Services Agency did not complete all of its requirements and the Company assumed the obligation to complete the steps required of the Mexican Airport and Auxiliary Services Agency. The estimated cost of completing all of the remaining projects was estimated to be Ps. 22,572, the remaining liability recorded by our Predecessor. In April 1999, the Company and the environmental authorities entered into an agreement, which no longer required the Company to complete certain projects. The Company recognized aggregate environmental liabilities of Ps.12,041 as of November 1, 1998 reflecting management's best estimate of the costs to be incurred and the terms of the April 1999 agreement, as part of the cost of acquiring the concessions. The Company was also obligated to make capital improvements of approximately Ps. 2,319. Under the terms of the concessions, the Company believes it is entitled to indemnification for the costs to be incurred on the projects the Mexican Airport and Auxiliary Services Agency was required to complete prior to November 1, 1998. As of December 31, 2000, the Company had remaining environmental liabilities of Ps. 873.

d) On June 30, 1999, the Company obtained the rights to operate the businesses of Cancun Air, Dicas and Aeropremier through the early termination of their agreements with the Company. Under Mexican tax law, the Company could be interpreted to be the successor to these businesses and thus could be jointly and severally liable for any tax contingencies relating to periods prior to June 30, 1999, up to the value of these businesses and until five years following the date the liability initially should have occurred. The Company is not able to determine the likelihood of any potential tax liability. The Company is entitled to indemnification from the prior operators of these businesses in the event that the Company is held responsible for any such tax liability.

e) Claims have been asserted against the Company by the municipalities of Cancun, Cozumel, Merida, Minatitlan and Veracruz for the payment of property taxes in respect of the land comprising the airports in those communities. Based on the opinion of outside counsel, management believes that there is no legal basis for these claims and the Company intends to take legal action to have the claims dismissed. Management does not believe that any liabilities relating to these claims are likely to have a material adverse effect on the Company's consolidated financial condition or results of operations.

f) On January 23, 2002, the Company was informed by Mexican judicial authorities that Mexicana, Aeromexico and Aerolitoral, three Mexican-based airlines controlled by Cintra, and Aeromar have initiated a lawsuit against the Ministry of Communications and Transportation requesting that the registration of specific tariffs filed by the Company in the second quarter of 2001 with effect from June 1, 2001 be declared void. The new tariff rates include certain increases from the old tariff rates for inflation as provided for by the rate regulations, and are the Company's first rate increases since the rate regulations went into effect. The lawsuit against the Ministry of Communications and Transportation alleges that certain procedural and other violations were made by the Ministry of Communications and Transportation during the establishment of the airport rate regulations. As a result of the lawsuit, the four airlines have been making payments to the Company based on the old tariff rates. As of December 31, 2001, the Company has outstanding receivables of approximately Ps. 3,421 that are subject to the dispute. As of the date of the financial statements, management is unable to determine the likely outcome of the lawsuit as the lawsuit has been filed against the Ministry of Communications and Transportation.

g) On March 12, 2002, the Company was informed by the Ministry of Finance and Public Credit of claims for the payment of employees' statutory profit sharing for the year ended December 31, 1999 of approximately Ps. 20.6 million to employees of the Cancun airport. Management believes that there is no legal basis for these claims and the Company intends to take legal action to have the claims dismissed.

14. Segment information

The Company evaluates and assesses its performance on an airport-by-airport basis prior to the allocation of employee and other costs from Servicios Aeroportuarios del Sureste, S.A. de C.V. ("Servicios"), the Company's wholly-owned subsidiary which employs certain of the Company's employees. The performance of Servicios is evaluated and assessed separately by management. All of the airports provide substantially the same services to their customers. Summarized financial information concerning the Company's reportable segments including Cancun International Airport ("Cancun"), Cozumel Airport ("Cozumel"), Merida International Airport ("Merida") and Servicios is shown in the following table. The financial information of the remaining six airports and that of the parent holding company (including ASUR's investment in its subsidiaries) have been aggregated and included as "Other". The elimination of ASUR's investment in its subsidiaries is included in the consolidation adjustments column.


Year ended                                                                            Consolidation
December 31, 1999      Cancun      Cozumel     Merida     Servicios       Other        adjustments       Total
-----------------      ------      -------     ------     ---------       -----        -----------       -----

Total revenues      Ps. 650,507  Ps.54,748  Ps.94,925    Ps.129,452  Ps.  209,011    (Ps.  129,452) Ps.  1,009,191
Operating
income (loss)           232,808      4,871     13,754        12,847       170,317         (159,431)        275,166
Total assets          6,843,508    595,636    887,315        53,181    12,510,843      (10,239,613)     10,650,870
Capital
expenditures             15,920      4,712      5,170         5,198        11,435             -             42,435
Depreciation and
  amortization          161,806     15,372     25,320         1,168        70,625             -            274,291

Year ended                                                                            Consolidation
December 31, 2000      Cancun      Cozumel     Merida     Servicios      Other         adjustments       Total
-----------------      ------      -------     ------     ---------      -----         -----------       -----

Total revenues       Ps.851,184  Ps.57,963  Ps.91,432    Ps.156,203  Ps.  209,570     (Ps. 156,203)   Ps.1,210,149
Operating income
  (loss)                387,570      4,776      9,234        (5,973)      165,698         (157,357)        403,948
Total assets          6,918,641    594,401    884,452        41,325    12,702,178      (10,421,675)     10,719,322
Capital expenditures    103,759     26,173     31,956           184        58,672                          220,744
Depreciation and
  amortization          188,937     15,454     25,627         2,449        70,826                          303,293

Year ended                                                                              Consolidation
December 31, 2001      Cancun      Cozumel     Merida      Servicios      Other          adjustments      Total
-----------------      ------      -------     ------      ---------      -----          -----------      -----

Total revenues       Ps.817,940  Ps.56,290  Ps.90,604    Ps.132,764  Ps.  199,420     (Ps. 132,764)   Ps.1,164,254
Operating income
  (loss)                363,513      8,015     13,751          (829)      126,387         (133,593)        377,244
Total assets          7,317,791    612,488    901,161        26,718    13,027,041      (10,760,034)     11,125,165
Capital expenditures    203,480     38,351     29,385           687        71,438                          343,341
Depreciation and
  amortization          189,420     15,777     25,157          2,453       70,131                          302,938


The accounting policies of the reportable segments are the same as those described in Note 2.

15. Differences between Mexican GAAP and US GAAP

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see Note 2), whereas financial statements prepared in accordance with US GAAP are presented on a historical cost basis. The reconciliation does not include the reversal of adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP and the effect on the Company's net income and stockholders' equity are presented below with an explanation of the adjustments:

                                              For the year ended December 31,
                                       -----------------------------------------
                                          1999           2000           2001
                                       ----------      ----------    ----------
Reconciliation of net income:
Net income as reported under
  Mexican GAAP                         Ps.168,106      Ps.218,809    Ps.252,750
                                       ----------      ----------    ----------

US GAAP adjustments:
  Amortization of airport concessions     152,216        152,216        152,216
  Amortization of rights to use airport
    facilities                             24,296         24,379         24,296
  Depreciation of machinery, furniture
      and equipment                         2,368          1,728          4,704
  Gain from reversal of environmental
      liabilities                          10,531
  Deferred technical assistance fees      (25,681)       (25,681)       (25,303)
  Deferred employees' statutory profit
      sharing                             (45,834)       (18,749)       (59,218)
  Deferred income taxes, net of
      inflation effects                    33,670        (53,851)       (54,567)
                                       ----------      ---------     ----------
Total US GAAP adjustments                 151,566         80,042         42,128
                                       ----------      ---------     ----------
Net income under US GAAP               Ps.319,672      Ps.298,851    Ps.294,878
                                       ==========      ==========    ==========
Basic and diluted earnings per share   Ps.   1.07      Ps.   1.00    Ps.   0.98
                                       ==========      ==========    ==========

                                            December 31,        December 31,
                                                2000                2001
                                            --------------    --------------
Reconciliation of stockholders' equity:
---------------------------------------
Total stockholders' equity reported under
  Mexican GAAP                              Ps. 10,418,111    Ps. 10,670,861
                                            --------------    --------------

US GAAP adjustments:
  Airport concessions                           (7,280,302)       (7,128,086)
  Rights to use airport facilities                (473,266)         (448,970)
  Machinery, furniture and equipment               (13,828)           (9,124)
  Deferred technical assistance fees                43,518            18,215
  Deferred employees' statutory profit
      sharing                                      753,308           694,090
  Deferred income taxes                          2,689,556         2,634,989
                                            --------------    --------------

Total US GAAP adjustments                       (4,281,014)       (4,238,886)
                                            --------------    --------------

Total stockholders' equity under US GAAP    Ps.  6,137,097    Ps.  6,431,975
                                            ==============    ==============

A summary of the Company's statement of changes in stockholders' equity with balances determined under US GAAP are as follows:

Balance at December 31, 1998             Ps.    5,518,574
Net income                                        319,672
                                         ----------------

Balance at December 31, 1999                    5,838,246
Net income                                        298,851
                                         ----------------

Balance at December 31, 2000                    6,137,097
Net income                                        294,878
                                         ----------------

Balance at December 31, 2001             Ps.    6,431,975
                                         ================

The following tables present the condensed balance sheets and statements of income of the Company, including all US GAAP adjustments, as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001:

                                                      December 31,
                                                      ------------
                                            2000                       2001
                                       ---------------          ---------------
Assets
Current assets:
Cash and cash equivalents              Ps.     584,482          Ps.     556,499
Other current assets                           119,247                  512,670
                                       ---------------          ---------------

Total current assets                           703,729                1,069,169
Deferred technical assistance fee               43,518                   18,215
Machinery, furniture and equipment, net        268,010                  591,006
Airport concessions, net                       311,542                  263,619
Rights to use airport facilities, net        1,668,645                1,615,191
Deferred employees' statutory profit
    sharing                                    715,719                  658,083
Deferred income taxes                        2,505,009                2,297,747
                                       ---------------          ---------------

Total assets                           Ps.   6,216,172          Ps.   6,513,030
                                       ===============          ===============

Liabilities and Stockholders' Equity
Total current liabilities              Ps.      79,075          Ps.      80,670
                                       ---------------          ---------------
Seniority premiums                                                          385
Total liabilities                               79,075                   81,055
                                       ---------------          ---------------

Capital                                      5,419,070                5,419,070
Legal reserve                                   13,193                   23,957
Stock repurchase reserve                                                 43,058
Retained earnings                              704,834                  945,890
                                       ---------------          ---------------

Total stockholders' equity                   6,137,097                6,431,975
                                       ---------------          ---------------

Total liabilities and stock
  holders' equity                      Ps.   6,216,172          Ps.   6,513,030
                                       ===============          ===============

                                          For the years ended
                                             December 31,
                               -----------------------------------------

                                  1999           2000          2001
                               ------------  ------------  ------------

Net revenues                   Ps.1,009,191  Ps.1,210,149  Ps.1,164,254
                               ------------  ------------  ------------

Cost of services                   (278,607)     (338,344)     (354,100)
General and administrative
  expenses                         (130,591)     (131,293)     (124,894)
Depreciation and amortization       (95,411)     (124,970)     (121,722)
Other expenses                     (111,520)     (115,290)      (96,289)
                               ------------- ------------  ------------

Operating expenses                 (616,129)     (709,897)     (697,005)
                               ------------- ------------  ------------

Operating income                    393,062       500,252       467,249
                               ------------  ------------  ------------
Net comprehensive financing
  (cost) income                       7,250        (4,204)       34,893
Income tax expense                  (80,640)     (197,197)     (207,264)
                               ------------  ------------  ------------

Net income                     Ps.  319,672  Ps.  298,851  Ps.  294,878
                               ============  ============  ============

Cash and marketable securities

Under Mexican GAAP, temporary investments and marketable securities, expected to be held less than one year, are considered to be cash equivalents.

Under US GAAP, temporary investments and marketable securities with original maturities greater than 90 days are considered to be short-term investments and, accordingly, are shown separately from cash in the balance sheet and cash flow statement.

Airport concessions, rights to use airport facilities and environmental liabilities

Under Mexican GAAP, the acquisition cost of the airport concessions was allocated to the rights to use the airport facilities and to the environmental liabilities assumed, with the remainder allocated to airport concessions. The amount allocated to the rights to use the airport facilities was based on the results of an independent appraisal. The fair values of the environmental liabilities assumed are based on management's best estimate of the actual costs to be incurred and reflect the terms of a new agreement with the environmental authorities.

The rights to use the airport facilities, environmental liabilities and the airport concessions were transferred between entities under common control. Under US GAAP, the rights to use the airport facilities and the environmental liabilities were recorded equal to their historical book value (Ps. 1,731,101 and Ps. 22,572, respectively, at November 1, 1998) and no value was assigned to the airport concessions. In April 1999, the Company recognized a gain under US GAAP of Ps.10,531 for the reversal of the environmental liabilities accrued for projects that are no longer required (see Note 13).

Machinery, furniture and equipment

Under Mexican GAAP, the value assigned to the machinery, furniture and equipment acquired from the Mexican government was equal to the purchase cost. The purchase cost was fully paid through the issuance of shares in the Company.

Under US GAAP, the value assigned to the machinery, furniture and equipment was equal to the historical cost of the assets as recorded by the Predecessor.

Deferred technical assistance fee

Under Mexican GAAP, the fair value of stock based compensation is not recognized in the financial statements.

Under US GAAP, Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") requires that all transactions with non-employees in which goods or services are received for the issuance of equity instruments must be accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

As disclosed in Note 7, ASUR granted ITA stock options to acquire additional shares in ASUR provided that ITA has complied with its obligations under the technical assistance agreement. Under US GAAP, the fair value of the options is recognized as deferred technical assistance fee with a corresponding increase to stockholders' equity. The deferred technical assistance fee is recognized as additional compensation expense beginning from the date of grant through the dates the options become exercisable. The estimated fair value of the options was Ps. 95,739 at the date of grant. The fair value was based on an independent appraisal and determined using the Black-Scholes model. During the years ended December 31, 1999, 2000 and 2001, the Company recognized additional compensation expense of Ps. 25,681, Ps. 25,681 and Ps.25,303, respectively.

Under US GAAP, in the event the stock options are exercised prior to the date they become exercisable, the unamortized deferred technical assistance fee associated with those options would be recognized immediately as part of operating income.

Deferred income taxes

Accounting for income taxes in accordance with Bulletin D-4 is similar to accounting for income taxes in accordance with US GAAP, SFAS No. 109 ("SFAS 109"), "Accounting for Income Taxes" as they relate to the Company.

Bulletin D-4 requires that the change in net deferred income taxes during the period resulting from inflation on monetary deferred tax assets and liabilities be recorded against the gain or loss on monetary position. Under U.S. GAAP, the Company has chosen to reflect the change in net deferred income taxes during the period resulting from inflation as a component of income tax (expense) benefit.

The deferred tax adjustments required to reconcile stockholders' equity and net income under Mexican GAAP to US GAAP as of and for the years ended December 31, 1999, 2000 and 2001, result from the differences in accounting for the airport concessions, the rights to use airport facilities, the deferred technical assistance fee, the machinery, furniture and equipment and the difference in presenting the effects of inflation.

For US GAAP purposes, the transfer of the airport concessions to ASUR's subsidiaries generated an aggregate net deferred tax asset of Ps. 2,754,325, for the difference between the tax value and the book value of the airport concessions at the transfer date. The net deferred tax asset was recorded as a contribution to stockholders' equity.

The components of income tax expense, prepared after considering the impact of US GAAP adjustments, for the years ended December 31, 1999, 2000 and 2001 are as follows:

                                     For the years ended
                                           December 31,
                     ----------------------------------------------------
                        1999                   2000             2001
                     -----------          ------------      ------------


Current             (Ps.   2,849)

Deferred                 (77,791)        (Ps.  197,197)    (Ps.  207,264)
                     -----------          ------------      ------------

Income tax expense  (Ps.  80,640)        (Ps.  197,197)    (Ps.  207,264)
                     ===========          ============      ============

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of US GAAP adjustments, at December 31, 2000 and 2001 are as follows:

                                                     December 31,
                                                     ------------

                                              2000                  2001
                                         ---------------       ---------------
Deferred tax assets:
     Airport concessions and rights
       to use airport facilities         Ps.   2,318,128       Ps.   2,037,094
     Machinery, furniture and equipment            7,245                 1,015
     Tax loss carryforwards                      211,535               281,352
     Other                                         4,864                10,541
     Valuation allowance                         (21,531)              (25,879)
                                         ---------------       ---------------
                                               2,520,241             2,304,123
Deferred tax liabilities:
     Deferred technical assistance fees          (15,232)               (6,376)
                                         ---------------       ---------------

Net deferred income tax assets           Ps.   2,505,009       Ps.   2,297,747
                                         ===============       ===============

For financial statement purposes, based on the weight of available evidence as of December 31, 2000 and 2001, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2000 and 2001, that more likely than not will not be realized.

Employees' Statutory Profit Sharing

As stated in note 10, the Company became subject to the employees' statutory profit sharing beginning January 1, 2000.

Under Mexican GAAP, Bulletin D-4 requires the recognition of employees' statutory profit sharing for all nonrecurring temporary differences generated during the period. Bulletin D-4, did not permit the recognition of deferred assets or liabilities for temporary differences generated before Bulletin D-4 became effective.

Under US GAAP, employees' statutory profit sharing is recognized in accordance with the requirements of SFAS 109. Under this method, employees' statutory profit sharing is recognized in respect of all temporary differences in the period in which the asset or liability arose. In addition, under US GAAP the benefit or expense recognized during the period is recorded in operating earnings.

For US GAAP purposes, the Company recognized a deferred employees' statutory profit sharing asset of Ps. 810,096, for the difference between the tax value and the book value of the airport concessions at the transfer date. The net deferred employees' statutory profit sharing asset was recorded as a contribution to stockholders' equity.

The components of employees' statutory profit sharing expense, prepared after considering the impact of US GAAP adjustments, for the years ended December 31, 1999, 2000 and 2001 are as follows:

                               For the years ended
                                  December 31,
             ------------------------------------------------------

                1999                    2000                2001
            -----------              -----------        -----------

Deferred   (Ps.  45,834)            (Ps.  56,338)      (Ps.  59,218)
            -----------              -----------        -----------

           (Ps.  45,834)            (Ps.  56,338)      (Ps.  59,218)
            ===========              ===========        ===========

The effects of temporary differences that give rise to significant deferred employees' statutory profit sharing assets and liabilities, prepared after considering the impact of US GAAP adjustments, at December 31, 2000 and 2001 are as follows:

                                                     December 31,

                                                2000               2001
                                            -------------     --------------
Deferred assets:
    Airport concessions and rights to use
       airport facilities                   Ps.   662,322     Ps.    582,027
    Machinery, furniture and equipment              2,070                290
    Tax loss carryforwards                         60,438             80,386
    Other                                           1,393              4,596
    Valuation allowance                            (6,151)            (7,394)
                                            -------------     --------------
                                                  720,072            659,905
Deferred liabilities:
    Deferred technical assistance fees             (4,353)            (1,822)
                                            -------------     --------------

Net deferred employees' statutory
  profit sharing assets                     Ps.   715,719     Ps.    658,083
                                            =============     ==============

Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), for US GAAP purposes. SFAS 130 establishes rules for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are recognized under accounting standards as components of comprehensive income, such as unrealized holding gains and foreign currency translation adjustments, be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of this statement has not resulted in any adjustment to US GAAP reported income.

Contract termination fee

Under Mexican GAAP, the contract termination fee was charged against the results of operations as an extraordinary item. Under US GAAP, the contract termination fee would be considered an operating expense. The contract termination fee has been reclassified as an operating expense in the USGAAP condensed income statement.

Concentrations As of December 31, 2000, the Company maintained its cash and marketable securities with a major Mexican brokerage firm and other Mexican financial institutions. The Company would be adversely affected in the event of non-performance by any of these institutions. Management does not anticipate non-performance.

Supplemental Cash Flow InformationMexican GAAP Bulletin B-12, "Statements of Changes in Financial Position" ("Bulletin B-12"), specifies the appropriate presentation of the statement of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant pesos. Under US GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows of the Company for the years ended December 31, 1999, 2000 and 2001, prepared after considering the impact of US GAAP adjustments. The cash flow statements present nominal cash flows during the periods, adjusted to December 31, 2001, purchasing power:

                                                                              For the years ended
                                                                                  December 31,
                                                                ------------------------------------------------

                                                                     1999             2000              2001
                                                                -------------     -------------    -------------
Operating activities:
Net income under US GAAP                                        Ps.   319,672     Ps.   298,851    Ps.   294,878
Adjustments to reconcile net income to
   cash flows provided  by operating activities:
     Loss from monetary position                                        9,347            39,470           37,587
     Environmental gain reversal                                      (10,531)              -                -
     Deferred income taxes                                             77,791           197,197          207,264
     Deferred employees' statutory profit sharing                      45,834            56,338           59,218
     Depreciation and amortization                                     95,411           124,970          121,722
     Other expenses                                                    25,777            31,230           25,303
Changes in operating assets and liabilities:
   Trade receivables                                                  (57,626)            2,311          (33,955)
   Recoverable taxes and other current assets                         (63,050)           40,694          (42,216)
   Trade accounts payable                                               6,409             5,150          (10,173)
   Accrued expenses and other payables                                 55,879           (19,818)          15,473
                                                                -------------     -------------    -------------

Cash flows provided by operating activities                           504,913           776,393          675,101
                                                                -------------     -------------    -------------

Investing activities:
Short-term investments                                               (230,906)          230,906         (322,279)
Purchase of  other rights and machinery
  furniture and equipment                                            (175,715)         (220,744)        (343,341)
                                                                -------------     -------------    -------------
Cash flows (used in) provided by investing
  activities                                                         (406,621)           10,162         (665,620)
                                                                -------------     -------------    -------------

Financing activities:
Repayment of notes payable                                              -             (308,512)            -
                                                                -------------     -------------    -------------

Cash flows used in financing activities                                 -             (308,512)            -
                                                                -------------     -------------    -------------

Effects of inflation on cash and cash equivalents                     (12,448)          (32,904)         (37,464)
Increase (decrease) in cash and cash equivalents                       85,844           445,139          (27,983)

Cash and cash equivalents at beginning of
  period                                                               53,499           139,343          584,482
                                                                -------------     -------------    -------------

Cash and cash equivalents at end of period                      Ps.   139,343     Ps.   584,482    Ps.   556,499
                                                                =============     =============    =============

Interest paid                                                   Ps.     7,753     Ps.    13,971    Ps.    -
Income taxes paid                                                      21,186

Supplemental non-cash investing and financing activities

On June 30, 1999, the Company acquired the rights of Cancun Air, Dicas and Aeropremier to operate and develop the charter air terminal, satellite terminal and certain other facilities at the Cancun International and Merida International Airports in exchange for cash of US$11.9 million and promissory notes of US$27.7 million. The notes were paid in full on June 30, 2000.

Recently Issued Accounting Standards

During June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, "Deferral of the Effective Date of SFAS No. 133", which defers the effective date of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), to fiscal years beginning after June 15, 2000. SFAS 133 establishes a new model for the accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. Upon SFAS 133's initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS 133. The Company adopted SFAS 133, as amended, on January 1, 2001 for U.S. GAAP purposes. The adoption of SFAS 133 on January 1, 2001 did not have an impact on the Company's financial statements.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 140") which supersedes APB Opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respects of business combinations. Management plans to adopt the provisions of SFAS 141 for any business combination accounted for by the purchase method that is completed after June 30, 2001.

Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Management is currently evaluating the impact that the adoption of SFAS 142 will have on its consolidated financial statements. As of December 31, 2001, intangible assets under US GAAP totaled Ps.263,619 and consisted of the airport concessions acquired from Cancun Air, Dicas and Aeropremier.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal year beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS 143 will have on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairnment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. Management is currently evaluating the impact that the adoption of SFAS 144 will have on the consolidated financial statements.