Form 20-F
period 2002-12-31
SOUTHEAST AIRPORT GROUP
filed 2003-06-26
CIK 1123452

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 20-F
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                      Name of each exchange
              Title of each class:                     on which registered
              --------------------                     -------------------
Series B Shares, without par value, or shares     New York Stock Exchange, Inc.*

American Depositary Shares, as evidenced by
   American Depositary Receipts, ADSs,
   each representing ten shares                    New York Stock Exchange, Inc.
   -----------------------------

     * Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                      ----

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      N/A
                                      ---

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

Yes     X        No
     ------
Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17       Item 18   X
                      ------

================================================================================

Item 1.    Identity of Directors, Senior Management and Advisers...............1

Item 2.    Offer Statistics and Expected Timetable.............................1

Item 3.    Key Information.....................................................1

                   Selected Financial Data.....................................1

                   Exchange Rates..............................................6

                   Risk Factors................................................8

                   Forward Looking Statements.................................20

Item 4.    Information on the Company.........................................20

                   History and Development of the Company.....................20

                   Business Overview..........................................25

                   Regulatory Framework.......................................45

                   Organizational Structure...................................60

                   Property, Plant, And Equipment.............................61

Item 5.    Operating and Financial Review and Prospects.......................61

Item 6.    Directors, Senior Management and Employees.........................78

Item 7.    Major Shareholders and Related Party Transactions..................85

                   Major Shareholders.........................................85

                   Related Party Transactions.................................89

Item 8.    Financial Information..............................................91

                   Dividends..................................................92

Item 9.    The Offer and Listing..............................................94

                   Trading on the Mexican Stock Exchange......................95

Item 10.   Additional Information.............................................96

                   Exchange Controls.........................................110

                   Taxation..................................................110

Item 11.   Quantitative and Qualitative Disclosures About Market Risk........115

Item 12.   Description of Securities Other Than Equity Securities............115

Item 13.   Defaults, Dividend Arrearages and Delinquencies...................116

Item 14.   Material Modifications to the Rights of
             Security Holders and Use of Proceeds............................116

Item 15.   Controls and Procedures...........................................116

Item 16.   Reserved..........................................................116

Item 17.   Financial Statements..............................................116

Item 18.   Financial Statements..............................................117

Item 19.   Exhibits..........................................................118

                                     PART I

Item 1.      Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.      Offer Statistics and Expected Timetable

        Not applicable.

Item 3.      Key Information

                             Selected Financial Data

             We publish our financial statements in Mexican pesos. Pursuant to generally accepted accounting principles in Mexico ("Mexican GAAP"), financial data for all periods in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F have been restated in constant pesos as of December 31, 2002.

             This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.4393 to U.S.$1.00, the exchange rate for pesos on December 31, 2002 as published by the Mexican Ministry of Finance. On June 16, 2003 the Federal Reserve Bank of New York's noon buying rate for Mexican pesos was Ps. 10.4750 to U.S.$1.00.

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

            Mexican GAAP provides for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the Mexican Consumer Price Index, restating the components of stockholders' equity using the Mexican Consumer Price Index and recording gains or losses in purchasing power from holding monetary liabilities or assets. Mexican GAAP requires the restatement of all financial statements to constant Mexican pesos as of the date of the more recent balance sheet presented. Our audited financial statements and all other financial information contained herein are accordingly presented in constant pesos with purchasing power as of December 31, 2002 unless otherwise noted.

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



                                            Combined (1)                                    ASUR
                                          --------------  -------------------------------------------------------------------------
                                            Year ended
                                            December 31,                          Year ended December 31,
                                          --------------  -------------------------------------------------------------------------
                                              1998           1999           2000            2001                   2002
                                          --------------  -------------  ------------   -------------  -----------------------------
                                           (Unaudited)
                                          (thousands of   (thousands of  (thousands of   (thousands of  (thousands of  (thousands of
                                            pesos)(2)       pesos)(2)       pesos)(2)       pesos)(2)       pesos)      dollars) (3)
Income statement data
Mexican GAAP:
Revenues:
   Aeronautical services(4)...............  Ps. 739,005    Ps.  913,101   Ps.1,091,016    Ps.1,045,033   Ps. 1,001,380   $  95,924
   Non-aeronautical services(5)...........      159,064         153,616        188,122         185,593         239,221      22,915
Total revenues............................      898,069       1,066,717      1,279,138       1,230,626       1,240,601     118,839
Operating expenses:
   Costs of services......................     (209,430)       (246,042)      (298,083)       (304,621)       (343,922)    (32,945)
   General and administrative expenses....     (114,400)       (122,022)      (111,633)       (105,269)       (106,989)    (10,249)
   Technical assistance fee(6)............            0         (63,964)       (57,948)        (40,256)        (37,425)     (3,585)
   Concession fee(7)......................       (7,264)        (53,914)       (63,914)        (61,522)        (61,994)     (5,938)
   Usage fee(8)...........................      (99,000)              0              0               0               0           0
   Special employee termination expenses..      (61,200)              0              0               0               0           0
   Depreciation and amortization..........     (143,426)       (289,927)      (320,584)       (320,208)       (335,100)    (32,100)
Operating income..........................      263,349         290,848        426,976         398,750         355,171      34,022
Net comprehensive financing (cost) income.       (4,377)         16,893        (15,793)         36,882          27,170       2,603
Income before income taxes and employees'
   statutory profit sharing and
   extraordinary items....................      258,972         307,741        411,183         435,632         382,341      36,625

Benefit from (provision for) income taxes
   and employees' statutory profit sharing       71,607        (130,056)      (179,901)       (161,402)       (151,514)    (14,514)
Income before extraordinary items.........      330,579         177,685        231,282         274,230         230,827      22,111
Extraordinary items.......................            0               0              0          (7,071)        (10,542)     (1,010)
Net income................................      330,579         177,685        231,282         267,159         220,285      21,102
Basic and diluted earnings per share......          N/M            0.59           0.77            0.89            0.73        0.07
Basic and diluted earnings per ADS
   (unaudited)(9).........................          N/M            5.92           7.71            8.91            7.34        0.70
U.S. GAAP:
Revenues..................................      898,069       1,066,716      1,279,138       1,230,626       1,240,601     118,839
Operating income..........................      302,007         415,468        528,766         493,886         422,836      40,504
Net income................................      322,105         337,895        315,886         311,688        (345,853)    (33,130)
Basic and diluted earnings per share......         1.07            1.13           1.05            1.04          (1.15)      (0.11)
Basic and diluted earnings per ADS
   (unaudited)(9).........................        10.74           11.26          10.53           10.39          (11.53)      (1.10)
Dividends per share6
Other Operating Data (Unaudited):
   Total passengers (thousands of
   passengers)(10)........................      8,187.3         9,597.9       11,448.1        11,240.3        10,996.6    10,996.6
   Total air traffic movements (thousands
   of movements)..........................        198.1           208.1          207.6           194.9           194.9       194.9
   Total revenues per passenger (in pesos
   or dollars)(10)........................        109.7           111.1          111.7           109.5           112.8        10.8



                                                                                            ASUR
                                          -----------------------------------------------------------------------------------------
                                          As of and for
                                          the two months
                                          ended December 31,                        Year ended December 31,
                                          -----------------------------------------------------------------------------------------
                                              1998           1999           2000            2001                   2002
                                          --------------  -------------  ------------   -------------  -----------------------------
                                           (Unaudited)
                                          (thousands of   (thousands of  (thousands of   (thousands of  (thousands of  (thousands of
                                            pesos)(2)       pesos)(2)       pesos)(2)       pesos)(2)       pesos)      dollars) (3)
Balance Sheet Data:
   Mexican GAAP:
Cash and marketable securities.............Ps.    56,551   Ps.  391,356   Ps.  617,802   Ps.   928,876      496,827       47,592
Total current assets(11)...................    1,706,234        584,613        743,845       1,128,678      722,747       69,233
Airport concessions, net...................     8,017,100      8,236,221      8,024,615      7,813,807    7,601,518      728,164
Rights to use airport facilities, net......     2,372,301      2,346,211      2,264,010      2,182,567    2,101,127      201,271
Total assets...............................    12,238,774     11,258,399     11,330,374     11,759,394   11,283,434    1,080,861
Total liabilities(11)......................     1,635,748        477,687        318,381        480,239      512,176       49,062
Net equity/stockholders' equity............    10,603,026     10,780,712     11,011,993     11,279,155   10,771,258    1,031,799
   U.S. GAAP:
Cash and cash equivalents..................        56,551        147,285        617,797        588,219      439,739       42,123
Total current assets.......................     1,706,234        584,613        743,845      1,130,111      722,747       69,233
Airport concessions, net...................             0        380,008        329,301        278,645      229,401       21,975
Rights to use airport facilities...........     1,820,603      1,820,196      1,763,766      1,707,257    1,647,897      157,855
Total assets...............................     7,480,056      6,605,184      6,570,523      6,884,273    6,106,905      584,992
Total liabilities..........................     1,646,881        434,135         83,582         85,675      123,468       11,827
Net equity/stockholders' equity............     5,833,175      6,171,049      6,486,941      6,798,598    5,983,437      573,165

Cash Flow Data:
   Mexican GAAP:
Resources provided by operating activities.        69,423        514,630        785,874        673,988      561,204       53,759

Resources provided by (used in) financing
   activities..............................    10,489,387        326,097       (326,100)             0     (728,182)     (69,754)
Resources used in investing activities.....   (10,502,259)      (505,923)      (233,328)      (362,914)    (265,071)     (25,392)

Increase (decrease) in cash and marketable
   securities..............................        56,551        334,804        226,446        311,074     (432,049)     (41,387)
   U.S. GAAP:
Cash flow provided by operating activities.        48,658        533,695        820,650        713,581      589,479       56,467
Cash flow used in financing activities.....             0              0       (326,100)             0     (728,182)     (69,754)

Cash flow (used in) provided by investing
   activities..............................        (1,657)      (429,800)        10,741       (703,560)         120           11
Effect of inflation on cash and cash
   equivalents.............................         9,550        (13,161)       (34,779)       (39,599)      (9,897)        (948)
Increase (decrease) in cash and cash
   equivalents.............................        56,551         90,734        470,512        (29,578)    (148,480)     (14,224)


On May 30, 2002 we paid an ordinary and extraordinary cash dividend for fiscal year 2001 totaling Ps. 469.3 million (Ps. 1.48 per share) of our Series B and Series BB capital stock outstanding. ADR holders of record received U.S.$1.50 per ADS (reflecting the exchange rate in effect on the dividend payment date).

-----------------------
      (1) Combined results reflect the sum of (i) our predecessor's results of operations and certain operating data for the ten months ended October 31, 1998 and (ii) ASUR's results of operations and certain operating data for the two months ended December 31, 1998. Combined results of operations and operating data for 1998 are unaudited and do not reflect any pro forma adjustments. The combined results of operations and operating data of ASUR and its predecessor for 1998 do not necessarily represent the results that would have been achieved for 1998 had our business been operated by us under our concessions for the entire year.

      (2) Expressed in constant pesos with purchasing power as of December 31, 2002. Per share peso amounts are expressed in pesos (not thousands of pesos).

      (3) Translated into dollars at the rate of Ps. 10.4393 per U.S. dollar, the Mexican Ministry of Finance exchange rate for Mexican pesos at December 31, 2002. Per share dollar amounts are expressed in dollars (not thousands of dollars).

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

      (6) Since April 19, 1999, we have paid ITA a technical assistance fee under the technical assistance agreement entered into in connection with ITA's purchase of its series BB shares. This fee is described in "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--Arrangements with ITA."

      (7) Since November 1, 1998, each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concession.

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

      (11) Total current assets and total liabilities at December 31, 1998 reflect a recoverable value added tax receivable and payable to the Ministry of Communications and Transportation of Ps.1,491 million..

      N/M The income statement of our predecessor was derived from the results of operations of the Mexican Airport and Auxiliary Services Agency. As a result, the presentation of earnings per share for our predecessor is not meaningful, and is omitted from this summary financial information.

                                 Exchange Rates

             Mexico has had a free market for foreign exchange since 1991. Prior to December 1994, the Mexican central bank, Banco de Mexico, kept the peso-U.S. dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange market. In December 1994, the Mexican government suspended intervention by Banco de Mexico and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. Volatility in the exchange rate market has gradually declined since 1995, when the exchange rate fluctuated between Ps.5.00 and Ps.8.14 per U.S. dollar. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries including Brazil and Venezuela. The peso declined during this period, but was relatively stable in 1999, 2000, 2001 and in the first three quarters of 2002. Between 1999 and 2001, the exchange rate fluctuated between Ps.8.95 and Ps.10.60 per U.S. dollar. In 2002, the exchange rate fluctuated between Ps.9.00 and Ps.10.46 per U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

             The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

                                                            Exchange Rate
                                     -------------------------------------------------------------------
            Year Ended December 31,    Period End         Average(1)       High                  Low
------------------------------------ -------------    ---------------   -----------         ------------
1998 ...............................     9.90               9.24            10.20               8.46
1999 ...............................     9.48               9.56            10.60               9.24
2000 ...............................     9.62               9.47            10.09               9.18
2001 ...............................     9.16               9.34             9.97               9.03
2002 ...............................    10.43               9.75            10.43               9.00
2003 (through May 31)...............    10.34              10.67            11.24              10.11
------------

(1) Average of month-end rates.

             The following table sets forth, for the periods indicated, the high and low exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar.

                                                     Exchange Rate
                                            -------------------------------
            Month in 2002                      High                  Low
            -------------                   ----------           ----------
                  December                    10.43                 10.10

            Month in 2003
                  January                     10.98                 10.32
                  February                    11.06                 10.77
                  March                       11.24                 10.66
                  April                       10.77                 10.33
                  May                         10.42                 10.11

             For a discussion of the effects of fluctuations in the exchange rates between the peso and the U.S. dollar, see "Item 10. Additional Information--Exchange Controls."

                                  Risk Factors

Risks Related to Our Operations

The September 11, 2001 terrorist attacks, international conflict and health epidemics have had a severe impact on the international air travel industry and have adversely affected our business and may continue to do so in the future.

            Impact on Passenger Traffic of the Events of September 11, 2001

             The terrorist attacks on the United States on September 11, 2001 have had a severe adverse impact on the air travel industry, particularly on U.S. carriers and carriers operating international service to and from the United States. Airline traffic in the United States fell precipitously after the attacks. In Mexico, airline and passenger traffic decreased substantially, although the decrease was less severe than in the United States. Our airports experienced a significant decline in passenger traffic following September 11, 2001 as illustrated in the following chart. Any future terrorists attacks, whether or not involving aircraft, will adversely affect our business, results of operations , prospects and financial condition.

             The following table sets forth passenger traffic volume in our airports, for the periods indicated, and the decrease, as the case may be, as compared to the corresponding period in the prior year.

                                                                         Passenger Traffic(1)
                                                                           (in thousands)


                                    For the                                                         For the
                              three months ended                                                  year ended
                                 December 31,                2000 to         2001 to             December 31             2001 to
                      ---------------------------------      2001            2002          -------------------------     2002
                        2000        2001         2002        %Change         %Change         2001              2002      %Change
                      --------   ----------   ---------    -----------      ----------     --------          --------    --------
Domestic traffic       1,145.7     1,094.1      1,126.8        (4.50)           2.99        4,606.2           4,585.7     (0.45)

International traffic  1,400.7     1,139.6      1,353.8       (18.64)          18.84        6,634.2           6,411.0     (3.36)
                      --------   ----------   ---------    -----------      ----------     --------          --------    --------
Total                  2,546.4     2,233.7      2,480.6       (12.28)          11.05       11,240.4          10,996.7     (2.17)
                      ========   ==========   =========    ===========      ==========     ========          ========    ========
------------


(1) Passenger figures exclude transit and general aviation passengers.

             Other Events Affecting International Air Travel

             Historically, a substantial majority of our revenues have been aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are charges collected from airlines for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate. In 2002, passenger charges represented 59.7% of our total revenues. Events such as the recent invasion of Iraq by a coalition of forces led by the United States and the United Kingdom and public health crises such as Severe Acute Respiratory Syndrome (or "SARS") have negatively affected the frequency and pattern of air travel worldwide. Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

            Impact on Operations

             The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs. Following the events of September 11, we reinforced security at our airports. For a description of the security measures adopted by us, see "Item 4. Information on the Company--Business Overview--Non-Aeronautical Services--Airport Security." While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future. In addition, our general liability insurance premiums for 2002 increased more than three-fold relative to our 2001 premiums and may continue to rise in the future. Since October 2001, we carry a U.S.$50 million insurance policy covering liabilities resulting from terrorist acts. Since our insurance policies do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$50 million, we could incur significant costs if we were to be directly affected by events of this nature. An increase in our operating costs will have an adverse effect on our results of operations.

             Similarly, the users of airports, principally airlines, have been subject to increased costs. Airlines have been required to adopt additional security measures following the September 11 events and may be required to comply with more rigorous security guidelines in the future. Premiums for aviation insurance have increased substantially and could escalate further. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has given no indication of an intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines' costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

Our business is highly dependent upon revenues from Cancun International
Airport.

             In 2001 and 2002, Ps. 864.5 million and Ps. 896.2 million, respectively, or 70.3% and 72.2%, respectively, of our revenues were derived from operations at Cancun International Airport. During 2001 and 2002, Cancun International Airport represented 68.0% and 70.2%, respectively, of our passenger traffic and 41.5% and 42.5%, respectively, of our air traffic movements. The desirability of Cancun as a tourist destination and the level of tourism to the area is dependent on a number of factors, many of which are beyond our control. We cannot assure you that tourism to Cancun will not decline in the future. Any event or condition affecting Cancun International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

We may be restricted from increasing prices or required to reduce prices because a significant portion of our revenues is regulated.

             In 2001 and 2002, approximately 90.8% and 86.1%, respectively, of our total revenues were earned from regulated sources of revenues. As a result of the price regulation system applicable to our airports, our flexibility to set or raise prices with respect to services that generate substantially all of our revenues may be limited. We may also be required to reduce prices on services that are subject to regulation. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated. For a discussion of sources of revenue subject to price regulation, see "Item 4. Information on the Company--Regulatory Framework--Price Regulation."

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

             We intend to charge prices for regulated services at each airport that are as close as possible to that airport's maximum chargeable rates. Our prices are based on management's projections of passenger and cargo traffic volume and other variables. See "Item 4. Information on the Company--Regulatory Framework." These projections may differ from an airport's actual results of operations, which may cause us to exceed our maximum rates. To avoid exceeding our maximum rates at year end, we may be required to take actions, including reducing our prices during the latter part of the year or issuing credits or discounts to customers, which could have a material adverse effect on our results of operations.

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

             Our tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars, but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 30 to 60 days following the date of each flight. We intend to charge prices that are as close as possible to our maximum chargeable rates. Because we generally are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)), a devaluation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports which could lead to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

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

             We operate each of our airports under a 50-year concession granted as of November 1, 1998 by the Mexican government. A concession may be terminated for a variety of reasons. For example, a concession may be terminated if we fail to make the committed investments required by the terms of that concession. In addition, in the event that we exceed the applicable maximum rate at an airport in any year, the Ministry of Communications and Transportation is entitled to reduce the applicable maximum rate at that airport for the subsequent year and assess a penalty. Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in termination only if sanctions have been imposed for violation of the relevant term at least three times. Violations of other terms of a concession can result in the immediate termination of the concession. We would face similar sanctions for violations of the Mexican Airport Law or its regulations. Although we believe we are currently complying with the principal requirements of the Mexican Airport Law and its regulations, we are not in compliance with certain requirements under the regulations. These violations could result in fines or other sanctions being assessed by the Ministry of Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times. For a description of the consequences that may result from the violation of various terms of our concessions, the Mexican Airport Law or its regulations, see "Item 4. Information on the Company--Regulatory Framework--Penalties and Termination and Revocation of Concessions and Concession Assets." Under applicable Mexican law and the terms of our concessions, our concessions may also be made subject to additional conditions, which we may be unable to meet. Failure to meet these conditions may also result in fines, other sanctions and the termination of the concessions.

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

             Airlines and other entities controlled by Cintra, S.A. de C.V., a holding company of the Mexican government, collectively accounted for approximately 29.4%, 29.5% and 26.7% of the revenues generated by our airports in 2000, 2001 and 2002, respectively. After a period of study, the Mexican Congress has approved the separate privatization of several of these Cintra-controlled companies through a competitive bidding process. No date has yet been set for this sale process. In addition, in recent years American Airlines and Continental Airlines have accounted for a significant portion of the revenues generated by our airports (5.0% and 6.0%, respectively, in 2001 and 6.4% and 5.6%, respectively, in 2002). The global airline industry continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several major carriers in the U.S. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers. We do not have contracts with any airlines that obligate them to continue providing service to our airports. We can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. We expect that we will continue to generate a significant portion of our revenues from a relatively small number of airlines in the foreseeable future.

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

             Our maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the initial five-year term ending December 31, 2003, an annual efficiency adjustment factor of 1% has been established by the Ministry of Communications and Transportation. Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport's maximum rates every five years. For a description of these efficiency adjustments, see "Item
4. Information on the Company--Regulatory Framework--Price Regulation--Methodology for Determining Future Maximum Rates." We cannot assure you that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport's maximum rate.

The operations of our airports may be disrupted due to the actions of third parties, which are beyond our control.

             As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities and airlines. We are also dependent upon the Mexican government or entities of the government for provision of services such as energy, supply of fuel to aircraft at our airports and immigration services for our international passengers. We are not responsible for and cannot control the services provided by these parties. Any disruption in or adverse consequence resulting from their services, including a work stoppage or other similar event, may have a material adverse effect on the operation of our airports and on our results of operations.

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

             In September 2002, hurricane Isidore caused significant damages to the state of Yucatan and to our airport in Merida, which was closed to commercial traffic for 27 hours, resulting in the cancellation of 100 flights. Additionally, the airport sustained property damage of Ps. 8.9 million, of which Ps. 5.4 million was covered by insurance.

Our business could be adversely affected by a downturn in the U.S. economy.

             In 2001 and 2002, 68.4% and 69.2%, respectively, of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States. Thus, our business is dependent on the condition of the U.S. economy, and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

             We cannot predict what future effect the September 11, 2001 terrorist attacks, any future terrorist attacks or threatened attacks on the United States or the retaliatory measures taken by the United States in response to these events may have on the U.S economy. The current economic downturn in the United States may continue to negatively affect our results of operations and a prolonged economic crisis in the United States will likely have a material adverse effect on our results of operations.

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

             ITA continues to hold series BB shares representing 15.0% of our capital stock, which provide it with special management rights. For example, ITA is allowed to appoint and remove our chief executive officer and at least half of our other executive officers (currently two of four) and to elect two members of our board of directors. ITA also has the right to veto certain actions requiring approval of our stockholders. Our bylaws also provide ITA veto rights with respect to certain corporate actions so long as its series BB shares represent at least 7.65% of our capital stock. Special rights granted to ITA are more fully discussed in "Item 10. Additional Information" and "Item 7. Major Shareholders and Related Party Transactions." As described under "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders--ITA Trust and Shareholders Agreement," the shareholders of ITA have entered into an agreement suspending certain veto rights previously corresponding to Triturados y Basalticos Derivados, S.A. de C.V. The suspension of these rights has the effect of increasing the influence of Copenhagen Airports A/S in our management and business policies. Copenhagen Airports A/S owns 750,000 ADSs representing 7,500,000 series B shares. As a result, Copenhagen Airports A/S directly holds series B shares representing 2.9% of our series B shares and 2.5% of our total capital stock.

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

             In response, the Mexican government implemented a broad economic reform program. Economic conditions in Mexico improved in 1996 and 1997. However, a combination of factors led to a slowdown in Mexico's economic growth in 1998. Notably, the decline in the international price of oil resulted in a reduction of federal revenues, approximately one-third of which are derived from petroleum taxes and duties. In addition, the economic crises in Asia and Russia and the financial turmoil in Argentina, Brazil, Venezuela and elsewhere produced greater volatility in the international financial markets, which further slowed Mexico's economic growth. The Mexican government has reported that real GDP grew by 6.6% in 2000 and decreased by 0.3% in 2001. The Mexican government estimates that GDP growth in 2002 was approximately 0.9%. In 2002, inflation in Mexico was 5.7%, interest rates on 28-day Mexican government treasury securities averaged 7.09% and the peso depreciated by 13.5% (in nominal terms) against the U.S. dollar.

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

             As of December 31, 2002 less than one percent of our liabilities (U.S.$0.377 million) were dollar-denominated. Although we currently intend to fund the investments required by our business strategy through cash flow from operations, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

             Severe devaluation or depreciation of the peso may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, ASUR's operations.

             The national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party ("PRI") with the election of President Vicente Fox Quesada, a member of the National Action Party ("PAN") and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Neither the PRI nor the PAN currently has a majority in the Congress or Senate. This shift in political power has transformed Mexico from a one-party state to a pluralist democracy. Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. The lack of a majority party in the legislature and the lack of alignment between the legislature and the President could result in deadlock and prevent the timely implementation of economic reforms, which in turn could have a material adverse effect on the Mexican economy and on our business.

Developments in other countries may affect us.

             The market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In past years, prices of both Mexican debt and equity securities have been adversely affected by the sharp drop in Asian securities markets and the economic crises in Russia, Brazil, Argentina and Venezuela. There can be no assurance that the market value of our securities will not be adversely affected by events elsewhere.

You may not be entitled to participate in future preemptive rights offerings.

            Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in ASUR. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares, or the offering qualifies for an exemption from the registration requirements of the Securities Act of 1933, as amended.

         At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

         We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, sales by the depository of preemptive rights and distribution of the proceeds from such sales to you, the ADS holders, is not possible. As a result, your equity interest in ASUR may be diluted proportionately.

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

Item 4.      Information on the Company

                     History and Development of the Company

             Grupo Aeroportuario del Sureste, S.A. de C.V., or ASUR, is a corporation (sociedad anonima de capital variable) organized under the laws of Mexico. We were incorporated in 1998 as part of the Mexican government's program for the opening of Mexico's airports to private-sector investment. We are a holding company and conduct all of our operations through our subsidiaries. The terms "ASUR," "we" and "our" in this annual report refer both to Grupo Aeroportuario del Sureste, S.A. de C.V. as well as Grupo Aeroportuario del Sureste, S.A. de C.V. together with its subsidiaries. Our registered office is located at Boulevard Manuel Avila Camacho No. 40, 6th Floor, Col. Lomas de Chapultepec, 11000 Mexico, D.F., Mexico, telephone 011-52-555-284-0400.

Investment by ITA

             As part of the opening of Mexico's airports to investment, in 1998 the Mexican government sold a 15% equity interest in ASUR to ITA pursuant to a public bidding process. ITA's stockholders include Copenhagen Airports A/S, which owns a 25.5% interest in ITA. Copenhagen Airports A/S is among the world's leading airport operators and has won several international awards, including the 1999 IATA award for world's best airport shopping facilities, as well as the IATA 1999 award for world's best airport for overall passenger satisfaction. In 2002, Copenhagen Airport was ranked first by IATA in twelve out of twenty-two categories, including overall passenger satisfaction. Copenhagen Airport was named Europe's best and the world's second best airport in the 15-25 million passenger category in May 2003 by IATA. In 2002, approximately 18.3 million passengers were served at airports operated by Copenhagen Airports A/S. ITA's other stockholders currently are Triturados Basalticos y Derivados, S.A. de C.V., VINCI, S.A. and Ferrovial Aeropuertos, S.A. Ferrovial Aeropuertos, S.A. became a stockholder of ITA during 2002 after it acquired the interest in ITA that was previously owned by another subsidiary of the Spanish group Ferrovial. Triturados Basalticos y Derivados, S.A. de C.V. has entered into an agreement that may result in its transfer of its interest in ITA to one of its creditors, NAFIN. Triturados Basalticos y Derivados, S.A. de C.V. has also entered into conflicting agreements purporting to transfer to an affiliate these same shares of ITA. See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders--ITA Trust and Shareholders' Agreement" for a discussion of the dispute relating to these agreements.

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

             Under the technical assistance agreement, ITA provides management and consulting services and transfers industry "know-how" and technology to ASUR in exchange for a technical assistance fee. This agreement is more fully described in "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions." The agreement provides us a perpetual and exclusive license in Mexico to use all technical assistance and "know-how" transferred to us by ITA or its stockholders during the term of the agreement. The agreement has an initial fifteen-year term, and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. ITA provides us assistance in various areas, including: development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic volume at our airports, assistance with the preparation of the master development plans that we are required to submit to the Ministry of Communications and Transportation with respect to each of our airports and the improvement of our airport operations.

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

             The technical assistance agreement allows ITA, its stockholders and their affiliates to render additional services to ASUR only if the Acquisitions and Contracts Committee of our board of directors determines that these related persons have submitted the most favorable bid in a public bidding process involving at least three unrelated parties. For a description of this committee, see "Item 6. Directors, Senior Management and Employees--Committees."

             Under our bylaws, the participation agreement and the technical assistance agreement, ITA has the right to elect two members of our board of directors (which currently consists of seven members) and to appoint and remove our chief executive officer and half of our executive officers (currently two of four). As the holder of the series BB shares, ITA's consent is also required to approve certain corporate matters so long as ITA's series BB shares represent at least 7.65% of our capital stock. In addition, our bylaws, the participation agreement and the technical assistance agreement contain certain provisions designed to avoid conflicts of interest between ASUR and ITA. The rights of ITA in our management are explained in "Item 6. Directors, Senior Management and Employees--Committees." ITA's stockholders have entered into an agreement regarding the exercise of ITA's rights and performance of its obligations under our bylaws, the participation agreement, the technical assistance agreement and the option agreement. The ITA shareholder's agreement is described in "Principal Stockholders and NAFIN Trust."

             The remaining 85% of ASUR's outstanding capital stock, consisting of 255,000,000 series B shares, was sold by the Mexican government to a Mexican trust established by NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government. This trust was the selling stockholder in the global offering.

             Our bylaws provide that ITA may not transfer any of its series BB shares until September 28, 2003. From the end of this no-sale period until December 18, 2008, ITA may transfer up to 49% of its series BB shares without restriction. After December 18, 2008, ITA may sell in any year up to 20% of its remaining 51% ownership interest in ASUR represented by series BB shares. Our bylaws provide that series BB shares must be converted into series B shares prior to transfer. For a more detailed discussion of ITA's rights to transfer its stock, see "Item 10. Additional Information--Registration and Transfer."

             As required under the participation agreement entered into in connection with the Mexican government's sale of the Series BB shares of ASUR to ITA, ITA has transferred its series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C. Under the terms of the participation agreement and the trust agreement, ITA's key partners, currently Copenhagen Airports A/S and Triturados Basalticos y Derivados, S.A. de C.V., may not transfer their current 25.5% ownership interest in ITA prior to December 18, 2014 without the consent of the Ministry of Communications and Transportation. To the extent that a key partner acquires shares of ITA in excess of its current 25.5% interest, this additional interest may be sold without restriction after September 28, 2003. See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders--ITA Trust and Shareholders' Agreement" for a further description of these provisions and a discussion of the uncertainty surrounding the 25.5% interest in ITA currently held by Triturados Basalticos y Derivados. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If ITA or any of its stockholders defaults on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

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

Master Development Programs

             Under the terms of our concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan covers a fifteen-year period and includes investment commitments (including capital expenditures and improvements) of the concession holder for the succeeding five-year period and investment projections (including capital expenditures and improvements) for the remaining ten years. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. On July 28, 2000, the Ministry of Communications and Transportation approved each of our current master development plans. The current terms of the master development plans will be in effect until December 31, 2003. We expect to submit our next master development plans to the Ministry of Communications and Transportation for its review and approval by July 15, 2003, and upon approval these plans are scheduled to go into effect on January 1, 2004.

             The following table sets forth our committed investments for each airport pursuant to the terms of our current master development plans for the periods presented.

                              Committed Investments

                                                       Year ended December 31,
                           -------------------------------------------------------------------------------
                               2000(1)        2001              2002             2003            Total
                           --------------  --------------  -------------  --------------   ---------------
                                                       (thousands of pesos)
Cancun....................  Ps. 295,394     Ps. 161,220     Ps.  60,617    Ps.   16,834     Ps.   534,065
Merida....................       60,901           2,765           6,805          19,105            89,576
Cozumel...................       75,999          32,206          15,798           3,723           127,726
Villahermosa..............       22,660           2,276          23,738           7,845            56,519
Oaxaca....................       46,725             570           8,710           7,838            63,843
Veracruz..................       17,269          28,656          20,635          11,458            78,018
Huatulco..................       11,334          14,950          38,801           4,172            69,257
Tapachula.................       10,604          18,596           3,061           2,205            34,466
Minatitlan................       12,862           1,469           8,940           2,449            25,720
                           --------------  --------------  -------------  --------------   ---------------
   Total..................  Ps. 553,748     Ps. 262,708     Ps. 187,105    Ps.   75,629     Ps. 1,079,190
                           ==============  ==============  =============  ==============   ===============

-----------

(1) Reflects committed investments for the period from May 1, 1999 to December 31, 2000.

             The following table sets forth our historical capital expenditures, in the periods indicated.

                              Capital Expenditures

  Year ended December 31,                             (thousands of pesos)
  -----------------------                             --------------------

1998......................................         Ps.            235,317
1999......................................                         44,854
2000......................................                        233,328
2001......................................                        362,914
2002......................................                        265,071



             We expect to fund our operations and capital expenditures in the short-term and long-term through cash flow from operations. Although we may incur indebtedness from time to time, we do not currently anticipate that we will be required to incur indebtedness to satisfy our commitments under our master development plans or to fund our other capital expenditures.

                                Business Overview

             We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports' facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our concessions include the concession for Cancun International Airport, the second busiest airport in Mexico in 2002 in terms of passenger traffic volume and the busiest in terms of international passengers volume, according to the Mexican Airport and Auxiliary Services Agency. We also hold concessions to operate the airports in Cozumel, Huatulco, Merida, Minatitlan, Oaxaca, Tapachula, Veracruz and Villahermosa.

             Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with 19.7 million visitors in 2002, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2002 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy, contributing U.S.$8.9 billion in 2002, according to the Mexican Ministry of Tourism. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

             Cancun and its surroundings was the most visited international tourism destination in Mexico in 2002, according to the Mexican Ministry of Tourism. Cancun International Airport represented 68.0% and 70.2% of our passenger traffic volume and 70.3% and 72.2% of our revenues in 2001 and 2002, respectively. At December 31, 2002, Cancun had approximately 26,074 hotel rooms, according to the Mexican Ministry of Tourism. We believe that Cancun International Airport is positioned to benefit from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico's most rapidly developing tourism areas. According to the Mexican National Trust for Tourism Development, the Mayan Riviera had approximately 17,705 rooms as of December 31, 2002.

             Our airports served approximately 11.2 million passengers in 2001 and approximately 11.0 million passengers in 2002. For year-by-year passenger figures, see "--Our Airports."

             The United States currently is a significant source of passenger traffic volume in our airports. In 2001 and 2002, international passengers represented 59.02% and 58.30%, respectively, of the total passenger traffic volume in our airports. In 2001 and 2002, 68.4% and 69.2%, respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States. As of December 31, 2002, 16 Mexican and 45 international airlines, including US based airlines such as American Airlines and Continental Airlines, were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.

             On July 1, 1999, we began operating three businesses previously operated by third parties in two of our airports, including the charter terminal in Cancun International Airport. We acquired the right to operate these businesses for an aggregate purchase price of U.S.$39.6 million. The charter terminal in Cancun International Airport served 2.3 million passengers in 2000,
1.9 million passengers during 2001, and 1.9 million passengers in 2002. Including the passengers served by the main terminal, Cancun International Airport served a total of 7.7 million passengers in 2000, 7.6 million passengers in 2001 and 7.7 million passengers in 2002. Our operating figures for periods prior to July 1, 1999 do not reflect these acquired businesses. For a discussion of how these acquired businesses are reflected in our financial statements, see "Management's Discussion and Analysis of the acquired business." For a description of the acquired businesses, see "--Acquisition of Businesses."

Aeronautical Services

             The following table sets forth our revenues for the period presented.


                                                    2000                       2001                  2002
                                             -----------------        --------------------      ---------------
                                                                      (thousands of pesos)
Revenues:
      Aeronautical Services................  Ps.     1,091,016        Ps.        1,045,033      Ps.   1,001,380
      Non-Aeronautical Services............            188,122                     185,593              239,221
                                             -----------------        --------------------      ---------------
            Total..........................  Ps.     1,279,138        Ps.        1,230,626      Ps.   1,240,601
                                             =================        ====================      ===============

             Aeronautical services represent the most significant source of our revenues. In 2000, 2001 and 2002, aeronautical revenues represented approximately 85.3%, 84.9% and 80.7% of our total revenues, respectively. All of our revenues from aeronautical services are regulated under the "dual-till" price regulation system applicable to our airports.


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

Passenger Charges

             We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger's ticket and collected twice monthly from each airline. Since June 11, 2001, the charge for international passengers is U.S.$14.40 and the charge for domestic passengers is Ps.125.7 (nominal pesos). International passenger charges are currently dollar-denominated, but generally collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In each of 2001 and 2002, passenger charges represented 73.9% of our aeronautical revenues and 62.7% and 59.6%, respectively, of our total revenues. From time to time we have offered discounts on passenger charges at certain of our airports.

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

             In 2002, these charges contributed the following amounts to our revenues:

      o landing charges represented 10.04% of our aeronautical revenues and 8.10% of our total revenues;

      o aircraft parking charges represented 11.94% of our aeronautical revenues and 9.64% of our total revenues;

      o airport security charges represented 1.64% of our aeronautical revenue and 1.32% of our total revenues; and

      o passenger walkway charges represented 2.48% of our aeronautical revenues and 2.01% of our total revenues.

             As of the beginning of June 2001, we adjusted our rates for certain airport services. We implemented this adjustment in airport charges after approval and registration at the rate increases with the Ministry of Communications and Transportation, which included a procedure for the consideration of comments by the airline industry against the proposed adjustment. Certain airlines oppose the adjustment and have refused to pay the differential, which we estimate to be between nine and twelve percent of the adjusted rates. On January 23, 2002, we were notified that Compania Mexicana de Aviacion, S.A. de C.V., Aerovias de Mexico, S.A. de C.V., Aerovias Caribe, S.A. de C.V., Aerolitoral, S.A. de C.V. and Transportes Aeromar, S.A. de C.V. have initiated a lawsuit against the Ministry of Communications and Transportation requesting that these adjusted rates be declared void. In addition, in April 2003 ASUR was notified that Compania Mexicana de Aviacion, S.A. de C.V., Aerovias de Mexico, S.A. de C.V., Aerovias Caribe, S.A. de C.V., Aerolitoral, S.A. de C.V. and Transportes Aeromar, S.A. de C.V. initiated a lawsuit against the Ministry of Communications and Transportation seeking that Annex 7 to ASUR's concessions be declared null and void. Annex 7 contains the bases for the tariff regulation imposed on each concession holder by the Ministry of Communications and Transportation. In the event that the plaintiffs obtain a ruling in their favor, Annex 7 to each of ASUR's concessions would be revoked and ASUR's subsidiary concession holders would have no regulatory framework for regulated airport and complementary services until a new framework were issued. If the existing maximum tariff rates applicable to our airports were to be rescinded, there can be no assurance that any new tariff regime that is subsequently adopted would be similar to the current regime. For more information, see "Item
8. Financial Information--Legal Proceedings."

Non-aeronautical Services

General

             Non-aeronautical services have historically generated a proportionately smaller portion of our revenues. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2001 and 2002 revenues from non-aeronautical services represented 15.08% and 19.28% respectively, of our total revenues, of which 41.8% and 62.3%, respectively, were derived from access fees and 53.3% and 33.9% respectively, were derived from commercial revenues as defined under the Mexican Airport Law. Prior to July 1, 1999, our revenues from non-aeronautical services also included access fees generated by three businesses that we acquired and began operating as of July 1, 1999.

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

             In early November 2001, we opened a new commercial center at the Cancun airport, which includes duty free shops, a food court, a full service restaurant, a business lounge, a convenience store and a clothing shop. In December 2001, we opened a new commercial center at each of our Merida and Cozumel airports. In 2002, we opened 40 new commercial spaces in our other six airports, including new duty-free shops, restaurants, bank and foreign exchange services, and convenience stores. In addition, we also developed 109 new advertising spaces in our airports in 2002.

             We estimate that revenues from commercial activities in our terminals historically have accounted for less than 15% of the total revenues generated by our airports. In contrast, we believe that revenues from commercial activities account for 30% or more of the consolidated revenues of many leading international airports. Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in our airports.

             Within our nine airports, we leased approximately 176 commercial premises as of December 31, 2002, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenant in terms of occupied space in 2002 was Mera Aeropuertos, S.A. de C.V.. We generally charge a fixed monthly fee for the lease of commercial space in our terminals, although the operators of the duty-free stores in three of our airports (Cancun, Cozumel and Merida) pay the higher of a monthly fee based on passenger traffic in the airport in which the store is located or a monthly fee based on a percentage of their revenues.

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

             In October 1999, we awarded a contract to install and operate public telephones in all nine of our airports to Telefonos de Mexico, S.A. de C.V. and BBg Comunicaciones, S.A. de C.V. These telephones are equipped to handle payments in Mexican and U.S. currency, as well as credit card and operator assisted calls. We currently estimate that approximately 90% of the telephones have been installed.

             In May 2000, we offered for competitive bids the rights to develop car rental services at our nine airports. In Cancun, we awarded eight bidders (out of fifteen car rental agencies that operated at the airport prior to the bidding process) the right to operate car rental services. All eight of the winning bidders have signed new agreements with us which provide for the payment of increased rent compared to previous levels. Rent under these agreements will increase further once the last of the original car rental agencies that were not awarded operating licenses have vacated their airport facilities. As of the date of this annual report, we were still negotiating with the four holdover agencies that have refused to vacate the facilities. However, we do not expect that these holdover agencies will vacate the airport absent a court order, which we are seeking. As of April 2002, we are no longer recognizing revenues from these holdover agencies.

             In December 2000, we awarded the food and beverages concession for the Cancun, Cozumel and Merida airports to Controladora Mera, S.A. de C.V., a Mexican company that specializes in operating restaurants. The contract began in July 2001, includes eleven food and beverage units, one business lounge, vending machines, and coffee/snack trolleys, and expires in 2013.

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

             Also in June 2001, we awarded the retail concession for the Cancun, Merida and Cozumel airports to the consortium formed by the Spanish company Aldeasa S.A. The ten-year contract commenced in September 2001 and covers ten duty free stores and a cigar store. In November 2001, we entered into a similar ten-year contract with the Mexican retailer, Tiendas Tropicales, S.A. de C.V. covering six Mexican handicraft stores in the same airports.

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

Automobile Parking and Ground Transport

             Each of our airports has public car parking facilities consisting of open-air parking lots. Over the last three years we have taken over the operation of the parking lots at all of our airports that were formerly operated by third parties under license agreements. The only airport at which we do not charge parking fees is Cozumel. As a result of the change from third-parties to ourselves as operators of the lots, revenues from parking lot fees have increased significantly from Ps.2.4 million in 1999. In 2000, 2001 and 2002, our revenues form parking lot fees were Ps.8.9 million, Ps.12.9 million and Ps.15.2 million, respectively. Revenues from parking at our airports currently are not regulated, although they could become regulated upon a finding by the Mexican Antitrust Commission that there are no competing alternatives.

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

Airport Security

             The General Office of Civil Aviation, Mexico's federal authority on aviation, and the Office of Public Security issue guidelines for airport security in Mexico. At each of our airports, security services are provided by independent security companies that we hire. In 2001 and 2002 we undertook various measures to improve our security standards at our airports. These measures included increasing the responsibilities of the private security companies that we hire, the modernization of our carry-on luggage scanning and security equipment, the implementation of strict access control procedures to the restricted areas of our airports and the installation of a closed-circuit television monitoring system in some of our airports.

             In response to the September 11, 2001 terrorist attacks in the United States, we have taken additional steps to increase security at our airports. At the request of the Transport Security Administration of the United States, the General Office of Civil Aviation issued directives in October 2001 establishing new rules and procedures to be adopted at our airports. Under these directives, these rules and procedures were to be implemented immediately and for an indefinite period of time.

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

             On November 25, 1998, we acquired the rights and obligations of Cancun Air, Dicas and Aeropremier under these agreements effective June 30, 1999 for an aggregate purchase price of U.S.$39.6 million. Although these businesses were acquired through the termination of outstanding lease agreements, under Mexican tax law we could be considered the successor to these businesses and thus could be jointly and severally liable for any tax liabilities related to the operation of these businesses prior to our acquisition, up to the value of the acquired businesses and until five years following the date the liability initially should have been incurred. We are not able to determine the likelihood of such tax liability, if any. Under the terms of the agreement by which we acquired these businesses, we are entitled to indemnification from the prior operators of these businesses in the event that ASUR were required to pay any such tax liability.

Our Airports

             In 2001, our airports served a total of 11.2 million passengers, approximately 59.0% of which were international passengers. In 2002, our airports served a total of 11.0 million passengers, approximately 58.3% of which were international passengers. In 2001 and 2002 Cancun International Airport accounted for 68.0% and 70.2% of the passenger traffic volume and 70.3% and 72.2% of revenues respectively from our nine airports.

             All of our airports other than Minatitlan Airport are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

             The following table sets forth the total traffic volume and air traffic movements in our nine airports for the periods presented:

                                 Airport Traffic
                                 (in thousands)


                                                            Year ended December 31,
                                        ---------------------------------------------------------------------
                                         1998        1999             2000             2001            2002
                                        -------     -------         --------         --------        --------
Passengers:(1)
Total..............................     8,187.3     9,597.9         11,448.1         11,240.3        10,996.6
                                        =======     =======         ========         ========        ========

Air traffic movements:(2)
Total..............................       198.1       208.1            207.6            194.9           194.9
                                        =======     =======         ========         ========        ========

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


             The following table sets forth the passenger traffic volume for each of our airports during the periods indicated:

                              Passenger Traffic(1)
                                 (in thousands)

                                                              Year ended December 31,
                                               ---------------------------------------------------
                                                1998       1999       2000      2001(1)      2002
                                               -------   --------   --------   --------   --------
Cancun Main Terminal .....................     4,614.2    4,993.9    5,450.6    5,771.3    5,860.8
Cancun Charter Terminal(2) ...............     1,584.0    1,975.9    2,295.5    1,868.7    1,857.2
   Total Cancun ..........................     6,198.2    6,969.8    7,746.1    7,640.0    7,718.0
Merida ...................................       842.3      940.6      903.3      919.4      849.6
Cozumel ..................................       585.1      526.8      600.3      565.2      445.9
Villahermosa .............................       500.4      521.7      528.3      533.2      499.1
Oaxaca ...................................       467.4      477.1      459.8      440.2      433.2
Veracruz .................................       410.2      467.6      494.1      503.4      479.6
Huatulco .................................       323.5      338.3      331.4      317.3      268.4
Tapachula ................................       279.1      289.7      234.4      190.4      176.8
Minatitlan ...............................       165.1      158.2      150.4      131.2      126.0
                                               -------   --------   --------   --------   --------
   Total .................................     9,771.3   10,689.8   11,448.1   11,240.3   10,996.6
                                               =======   ========   ========   ========   ========
   Total excluding Cancun Charter Terminal     8,187.3    8,713.9    9,152.6    9,371.7    9,139.4
                                               =======   ========   ========   ========   ========

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


                       Air Traffic Movements by Airport(1)

                                                           Year ended December 31,
                                             ------------------------------------------------
                                              1998       1999      2000       2001      2002
                                             -------   -------   -------    -------   -------
Cancun(2)..................................   81,253    79,787    83,587     80,900    82,730
Merida.....................................   25,711    27,702    25,680     23,627    22,827
Cozumel....................................   20,115    17,150    17,670     15,225    14,015
Villahermosa...............................   17,480    20,854    21,142     19,058    18,244
Oaxaca.....................................   15,590    18,742    16,052     14,428    15,479
Veracruz...................................   16,057    19,269    19,103     18,705    19,034
Huatulco...................................    7,038     7,229     5,988      6,213     5,922
Tapachula..................................   10,039    12,114    13,219     12,317    12,032
Minatitlan.................................    4,773     5,261     5,200      4,431     4,602
                                             -------   -------   -------    -------   -------
   Total...................................  198,056   208,108   207,641    194,904   194,885
                                             =======   =======   =======    =======   =======

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


             The following table sets forth the air traffic movements in our airports for the periods indicated in terms of commercial, charter and general aviation:

                  Air Traffic Movements by Aviation Category(1)

                                                                Year ended December 31,
                                              ----------------------------------------------------------
                                               1998         1999        2000        2001          2002
                                              -------      -------     -------     -------       -------
Commercial Aviation........................   141,311      147,961     143,630     137,019       142,877
Charter Aviation...........................    24,438       23,344      27,312      24,565        19,183
General Aviation(2)........................    32,307       36,803      36,699      33,320        32,825
                                              -------      -------     -------     -------       -------
   Total...................................   198,056      208,108     207,641     194,904       194,885
                                              =======      =======     =======     =======       =======
-----------

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

             The following table sets forth the revenues for each of our airports during the periods indicated:

                        Revenues by Airport

                                                         Year ended December 31,
                 --------------------------------------------------------------------------------------------------------------
                                2000                                   2001                                  2002
                 ----------------------------------    ----------------------------------    ----------------------------------
                 (thousands of      (thousands of       (thousands of      (thousands of      (thousands of      (thousands of
                        pesos)         dollars)(1)             pesos)         dollars)(1)            pesos)         dollars)(1)
Cancun............Ps   899,708     U.S.$    86,184      Ps.    864,567    U.S.$    82,818     Ps.    896,225   U.S.$     85,851
Merida............      96,646               9,257              95,769              9,173             93,966              9,001
Cozumel...........      61,267               5,868              59,499              5,699             49,439              4,736
Villahermosa......      52,717               5,049              52,662              5,044             51,176              4,902
Oaxaca............      43,607               4,177              41,716              3,996             41,412              3,967
Veracruz..........      49,373               4,729              50,270              4,815             49,838              4,774
Huatulco..........      32,676               3,130              30,671              2,938             25,007              2,395
Tapachula.........      27,167               2,606              21,839              2,091             20,301              1,945
Minatitlan........      15,977               1,530              13,633              1,305             13,237              1,268
                  =-----------     ---------------      --------------     --------------     --------------    ---------------
   Total..........   1,279,138             122,526           1,230,626            117,879          1,240,601            118,839
                  ============     ===============      ==============     ==============     ==============    ======= =======
-----------

Source:      ASUR.

(1) Translated into dollars at the rate of Ps. 10.4393 per U.S. dollar, the Mexican Ministry of Finance exchange rate for Mexican pesos at December 31, 2002.


Cancun International Airport

             Cancun International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2002, Cancun International Airport was the second busiest airport in Mexico in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. The airport is located approximately 16 kilometers (ten miles) from the city of Cancun, which has a population of approximately 419,815. In 2001 and 2002, approximately 5.7 million and 5.9 million passengers, respectively, traveled through Cancun International Airport's main terminal. Of these passengers, in 2001 and 2002, 77.3% and 75.6%, respectively, were international passengers. A substantial majority of the airport's international passengers (60.1% in 2001 and 69.2% in 2002) began or ended their travel in the United States. The airport's most important points of origin and destination are Mexico City, Miami, Houston, Dallas and New York. Due to the airport's significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See "Item 3. Key Information--Risk Factors--Risks Related to Our Operations--Our business could be adversely affected by a downturn in the U.S. economy."

             Prior to June 30, 1999, the charter terminal, the general aviation building that handles private aircraft and the commercial operations in the satellite wing of the main terminal were operated by third parties. As of June 30, 1999, we acquired the rights to operate these businesses. During 2002, approximately 1.9 million passengers traveled through the charter terminal in Cancun International Airport. Combined with the 5.8 million passengers that traveled through the main terminal in that year, a total of 7.7 million passengers were served by Cancun International Airport in 2002. We believe this acquisition has given us greater operational flexibility as a result of our operation of both terminals at Cancun International Airport.

             Cancun is located in the state of Quintana Roo. Cancun and its surroundings was the most visited international tourism destination in Mexico in 2002, according to the Mexican Ministry of Tourism. According to the Mexican National Trust for Tourist Development, the Cancun area had approximately 26,074 hotel rooms as of December 31, 2002. The Mexican National Trust for Tourist Development estimates that Cancun will be fully developed in 2010 with approximately 30,000 rooms. Although Cancun may be reached by land, sea or air, we believe most tourists arrive by air through Cancun International Airport. Cancun is between one and a half and six hours by air from all major cities in the United States and 10 to 13 hours by air from most major European cities.

             Cancun is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancun International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancun south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican National Trust for Tourism Development, the greater Cancun area (including the Mayan Riviera) was estimated to have an aggregate of approximately 49,030 hotel rooms as of December 31, 2002, with an additional 4,459 rooms opened in 2002.

             Since most of the airport's passengers are tourists, the airport's traffic volume and results of operations are influenced by the perceived attractiveness of Cancun as a tourist destination. See "Item 3. Key Information--Risk Factors--Risks Related to Our Operations-- Our business could be adversely affected by a downturn in the U.S. economy." We are seeking to establish joint-marketing arrangements with local tourism organizations and Mexican government tourism agencies.

             As part of our commercial strategy, in the fourth quarter of 2001 we completed an expansion of 8,114 square meters (approximately 87,300 square feet) and a remodeling of 32,400 square meters (approximately 348,700 square feet), giving us a main terminal building with a total of 40,514 square meters (436,100 square feet) of which 7,489 square meters (89,600 square feet) are for commercial use in Cancun International Airport's main terminal. While all of the commercial space in the terminal is leased, we are currently pursuing the eviction of a commercial tenant that occupies a small part of this area. We are also currently studying the possibility of developing cargo facilities at the airport.

             The airport has one runway with a length of 3,500 meters (2.2 miles). The airport's facilities include a main terminal (which includes a wing referred to as the satellite wing), a charter terminal and a general aviation building that handles private aircraft. The airport has twenty-one gates, ten of which are accessible by passenger walkways. The main terminal has nine gates accessible by passenger walkways, and the charter terminal has one gate that is accessible by a passenger walkway.

             The airport's main terminal (including the satellite terminal wing) has a total area of approximately 40,514 square meters (approximately 436,100 square feet). The charter terminal in Cancun International Airport, which we acquired on June 30, 1999, has an additional 20,500 square meters (approximately 220,500 square feet).

             In April 2002, we entered into an agreement with Mera Aeropuertos S.A. de C.V. under which Mera agreed to acquire from Opredi S.A. de C.V. certain contractual rights to provide food and beverage services in several locations in our Cancun airport. Mera successfully acquired the rights in 2002 and, through its subsidiary Hoteleria Inmobiliaria S.A de C.V has since been operating these locations in exchange for a fee that it pays to us which is partially based on its sales and passenger traffic in the airport.

             We have been unsuccessful in uniformly enforcing the Ps.10 access fee that we charge taxis and passenger vans upon entering the airport. While we are currently in negotiations with the van and taxi companies regarding this matter, we cannot predict when we will begin collecting the access fee from all livery vehicles.

Merida International Airport

             Merida International Airport serves the inland city of Merida, which has a population of approximately 705,055, and surrounding areas in the state of Yucatan. Merida International Airport was our second ranking airport during 2002 in terms of passenger traffic and contribution to revenues. During 2001 and 2002, Merida International Airport served 919,365 and 849,610 passengers, respectively, the substantial majority of which were domestic. The airport's most important point of origin and destination is Mexico City.

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

             Prior to June 30, 1999, certain auxiliary facilities at Merida International Airport, including a general aviation terminal, a first-class lounge, a tourism office and other commercial areas, were operated by Aeropremier de Mexico, S.A. de C.V. As of June 30, 1999, we acquired the rights to operate these businesses. For a description of this business, see "--Acquisition of Businesses" above. As part of our commercial strategy, we remodeled the entire 7,110 square meter (76,400 square foot) terminal, of which 962 square meters (approximately 10,350 square feet) are for commercial use. This remodeled area was opened in December 2001.

             In 2001 and 2002, approximately 18,826 and 20,144 metric tons of cargo, respectively, were transported through Merida International Airport, making it our leading airport in terms of cargo volume. During these two periods, Merida represented approximately 46.3% and 50.1%, respectively, of our total cargo volume. We have considered opportunities for developing the Merida cargo facilities, but we have no plans to pursue such opportunities at this time.

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

             In September 2002, hurricane Isidore caused significant damages to the state of Yucatan and to our airport in Merida, which was closed to commercial traffic for 27 hours, resulting in the cancellation of 100 flights. Additionally, the airport sustained property damage of Ps. 8.9 million, of which Ps. 5.4 million was covered by insurance.

Cozumel International Airport

             Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2001 and 2002, 565,165 and 445,886 passengers, respectively, traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most visited destination for cruise ships in Mexico, hosting approximately 2.3 million cruise ship visitors in 2002. Cozumel has one of the world's largest coral reserves, and many passengers traveling to Cozumel are divers. The airport's most important points of origin and destination Houston, Dallas and Cancun. The island of Cozumel has a population of approximately 60,091.

             As part of our commercial strategy, at Cozumel International Airport's main terminal we completed an expansion of 2,218 square meters (approximately 23,900 square feet) and a remodeling of 1,132 square meters (approximately 12,200 square feet), giving us a main terminal building with a total of 7,258 square meters (78,100 square feet) of which 610 square meters (6,600 square feet) are for commercial use. The remodeled commercial center was inaugurated on December 27, 2001.

             The airport has two runways, a commercial runway with a length of 2,700 meters (1.7 miles) and a military runway with a length of 2,500 meters (1.6 miles). The airport has one main commercial terminal, with four remote boarding positions. The airport also has a general aviation building for small private aircraft.

Villahermosa International Airport

             Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of approximately 330,846. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport's passengers are businesspeople working in the oil industry. During 2001 and 2002, the airport served 533,248 and 499,117 passengers, respectively, substantially all of which arrived on domestic flights. The airport's most important point of origin and destination is Mexico City.

             The airport has one runway with a length of 2,200 meters (1.4 miles). The airport's main terminal has three remote parking positions.

Oaxaca International Airport

             Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of approximately 251,846. The airport served 440,187 and 433,296 passengers in 2001 and 2002, respectively, most of which were domestic. The airport's passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport's most important point of origin and destination is Mexico City.

             The airport has one runway with a length of 2,450 meters (1.5 miles) and a main terminal building with five remote positions. The airport also includes a general aviation building for small private airplanes with 20 positions.

Veracruz International Airport

             Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of approximately 457,377. Veracruz is the busiest port in Mexico in terms of commercial traffic, and is the location of the country's largest container terminal. According to the Mexican Bureau of Ports, Veracruz accounted for 22.4% of all waterborne cargo handled by Mexican ports in 2002. In 2001 and 2002, the airport served 503,465 and 479,574 passengers, respectively. Because the airport's passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport's most important point of origin and destination is Mexico City.

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

Huatulco International Airport

             Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico's Pacific coast. Huatulco has a population of approximately 28,327. Huatulco was developed as a tourist resort in the late 1980s. The airport served 317,301 and 268,354 passengers in 2001 and 2002, respectively, most of which were domestic. The substantial majority of the airport's passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic. The airport's most important points of origin and destination are Mexico City, Monterrey and Oaxaca.

             The airport has one runway with a length of 2,700 meters (1.7 miles). The airport's main terminal has three remote positions. The airport has a general aviation building for small private airplanes with 8 positions.

             In 2002, Club Med closed its Huatulco Village resort and operations on the property were taken over by Brisas Hotels and Resorts, which partially opened Las Brisas Hotel to the public in December of 2002.

             We intend to capitalize on the seclusion and natural beauty of the area and its numerous resorts by promoting flights to Huatulco from our other airports.

Tapachula International Airport

             Tapachula International Airport serves the city of Tapachula, which has a population of approximately 271,674, and the state of Chiapas. In 2001 and 2002, the airport served 190,375 and 176,793 passengers, respectively, substantially all of which were domestic. The airport's passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport's most important point of origin and destination is Mexico City.

             The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one main terminal with three remote boarding positions. The airport also has a general aviation building for small private aircraft with 24 boarding positions.

Minatitlan Airport

             Minatitlan Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlan. The metropolitan area comprised of these three cities has a population of approximately 476,417. In 2001 and 2002, the airport served 131,229 and 126,009 passengers, respectively. In recent years, the airport's passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque. The airport's passengers are principally domestic business people drawn by the area's petrochemical and agriculture businesses. Because the airport's passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport's most important point of origin and destination is Mexico City.

             The airport has one runway with a length of 2,100 meters (1.3 miles). The airport's main terminal has three remote parking positions. The airport has a general aviation building for small private airplanes with 30 boarding positions.

Principal Air Traffic Customers

             As of December 31, 2002, 45 international airlines and 16 Mexican airlines operated flights at our nine airports (including airlines operating in the charter terminal in Cancun International Airport and airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline's aircraft, with both airlines booking passengers through the same code.

             Mexicana operates the most flights at our airports, with Aeromexico providing the second highest number of flights. The following chart sets forth total revenues from Mexicana and Aeromexico for 2001 and 2002 for passenger fees, airport and commercial services (including VIP lounges) and security.

      Revenues from Principal Air Traffic Customers by Category of Service
                                 (in thousands)

                                                  Mexicana                                  Aeromexico
                                     ----------------------------------          -------------------------------
                                          2001                  2002                  2001              2002
                                     -------------         -------------          ------------      ------------
Passenger Fees                       Ps. 143,353.1         Ps. 128,547.1          Ps. 91,041.0      Ps. 82,266.7

Airport and Commercial Services
(including VIP lounges)                   34,902.5              29,037.6              27,280.4          23,195.9
                                     -------------         -------------          ------------      ------------
Security                                   2,838.8               2,748.7               1,802.8           1,715.5
                                     -------------         -------------          ------------      ------------
Total                                    181,094.4             160,333.4             120,124.2         107,178.1
                                     =============         =============          ============      ============

             Airlines and other entities controlled by Cintra, S.A. de C.V., a holding company of the Mexican government, collectively accounted for approximately 29.4%, 29.5% and 26.7% of the revenues generated by our airports in 2000, 2001 and 2002, respectively. Aeromexico and Mexicana are both owned by Cintra, S.A. de C.V. The Mexican government directly owns approximately 10% of the capital stock of Cintra, S.A. de C.V., and approximately 36% of the capital stock of Cintra, S.A. de C.V. is owned by the Institution for the Protection of Bank Savings, a decentralized entity of the Mexican federal government. Cintra, S.A. de C.V. also controls several other airlines operating in our airports, including Aerocaribe, Aerocozumel, Aerolitoral, as well as the largest provider of baggage and ramp handling services at our airports, SEAT. After a period of study, the Mexican Congress has approved the separate privatization of several of these Cintra-controlled companies through a competitive bidding process. No date has yet been set for this sale process. The Institution for the Protection of Bank Savings is required by law to transfer all holdings, including its shares of Cintra, S.A. de C.V., by January 19, 2004, and the Mexican government has announced that it intends to sell its shares of Cintra, S.A. de C.V. Further information regarding Cintra, S.A. de C.V.-controlled entities may be found in "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--Agreements with Entities Controlled by the Mexican Government."


             Among foreign airlines, American Airlines and Continental Airlines operate the greatest number of flights to and from our airports. In 2001, American Airlines and Continental Airlines accounted for 5.0% and 6.0%, respectively, of our total revenues. In 2002, American Airlines and Continental Airlines accounted for 6.4% and 5.6%, respectively, of our revenues.

             The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2001 and 2002:

                         Principal Air Traffic Customers

                                                                   Percentage of ASUR Revenues
                                                               -------------------------------------
                                                                     Year ended December 31,
                                                               -------------------------------------
                                                               2001                            2002
Customer                                                     -------                        ---------
Compania Mexicana de Aviacion, S.A. de C.V.* (Mexicana)......  14.6%                           13.0%
Aerovias de Mexico, S.A. de C.V.* (Aeromexico)...............  10.0%                            8.9%
American Airlines............................................   5.0%                            6.4%
Continental Airlines.........................................   6.0%                            5.6%
Aerovias Caribe, S.A. de C.V.* (Aerocaribe)..................   4.5%                            4.5%
Aviation Support S.A. de C.V.................................   0.7%                            4.0%
Lineas Aereas Allegro, S.A. de C.V. .........................   4.3%                            3.5%
Consorcio Aviacsa, S.A. de C.V...............................   3.4%                            3.5%
Comercializadora de Productos en Aeropuertos.................   0.3%                            2.9%
Aviacion Comercial Especializada S.A. de C.V.................   4.8%                            2.8%
Air Routing International Corporation........................   5.0%                            2.7%
American Trans Air...........................................   2.7%                            2.5%
Petroservicios de Mexico, S.A. de C.V........................   2.7%                            1.1%
   Other.....................................................  36.0%                           38.6%
   Total..................................................... 100.0%                          100.0%
                                                              ------                          ------
                                                              ------                          ------
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

             Third parties rendering airport, complementary or commercial services are required to do so pursuant to a written agreement with the relevant concession holder. All agreements relating to airport or complementary services are required to be approved by the Ministry of Communications and Transportation. The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties. All third-party service providers of complementary services are required to be corporations incorporated under Mexican law.

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

            o     airport growth and development expectancies,

            o 15-year projections for air traffic demand (including passenger, cargo and operations),

            o construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities and equipment,

            o five-year detailed investment program and planned major investments for the following ten years,

            o     probable sources of financing,

            o     descriptive airport plans, and

            o     environmental protection measures.

             The concessions require the concession holder to engage recognized independent consultants to conduct polls among airport users with respect to current and expected quality standards, and to prepare air traffic projections and investment requirements. The concession holder must submit a draft of the master development plan to airport users for their review and comments. Further, the concession holder must submit the master development plan to the Ministry of Communications and Transportation prior to the expiration of the five-year term. The Ministry of Communications and Transportation may request additional information or clarification as well as seek further comments from airport users.

             Changes to a master development plan and investment program require the approval of the Ministry of Communications and Transportation, except for emergency repairs and minor works that do not adversely affect an airport's operations.

             Each of our subsidiary concession holders submitted its master development plan for approval in September 1999. On February 28, 2000, the Ministry of Communications and Transportation approved the aggregate amount of each of our investment programs and requested that we resubmit our master development plans to reflect certain additional information. On July 28, 2000, the Ministry of Communications and Transportation approved our resubmitted master development plans. The current terms of the master development plans will be in effect until December 31, 2003. We expect to submit our next master development plans to the Ministry of Communications and Transportation for its review and approval by July 15, 2003, and upon approval these plans are scheduled to go into effect on January 1, 2004.

             The following table sets forth our committed investments for each airport pursuant to the terms of our current master development plans for the periods presented.

                            Committed Investments(1)

                                                                     Year ended December 31,
                        ---------------------------------------------------------------------------------------------------------
                                2000(1)                 2001                   2002                  2003              Total
                         -----------------     -----------------     -------------------     ----------------   -----------------
                                                                     (thousands of pesos)

Cancun.................  Ps.      295,394      Ps.      161,220      Ps.         60,617      Ps.      16,834    Ps.      534,065
Merida.................            60,901                 2,765                   6,805               19,105              89,576
Cozumel................            75,999                32,206                  15,798                3,723             127,726
Villahermosa...........            22,660                 2,276                  23,738                7,845              56,519
Oaxaca.................            46,725                   570                   8,710                7,838              63,843
Veracruz...............            17,269                28,656                  20,635               11,458              78,018
Huatulco...............            11,334                14,950                  38,801                4,172              69,257
Tapachula..............            10,604                18,596                   3,061                2,205              34,466
Minatitlan.............            12,862                 1,469                   8,940                2,449              25,720
                                   ------                 -----                   -----                -----              ------
   Total...............  Ps.       553,748     Ps.       262,708     Ps.         187,105     Ps.       75,629   Ps.     1,079,190
                         =================     =================     ===================     ================   =================
-----------

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

             All other sources of revenues at our airports are not regulated. Approximately 90.8% and 86.1% of our revenues in 2001 and 2002, respectively, were derived from regulated sources of revenue.

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


                                                      Maximum Rates(1)(2)(3)
                                                     Year ended December 31,
                           ---------------------------------------------------------------------------------------
                               1999             2000             2001              2002               2003
                           --------------   --------------   -------------    ----------------   -----------------
Cancun...................  Ps.     101.66   Ps.    100.64    Ps      99.63    Ps.        98.64   Ps.       97.65
Merida...................          77.87            77.10            76.33               75.57             74.81
Cozumel..................          97.27            96.31            95.35               94.38             93.44
Villahermosa.............          88.70            87.81            86.93               86.07             85.19
Oaxaca...................          84.58            83.72            82.89               82.06             81.23
Veracruz.................          88.82            87.92            87.05               86.18             85.32
Huatulco.................          89.40            88.51            87.63               86.75             85.89
Tapachula................         104.64           103.60           102.57              101.52            100.51
Minatitlan...............          85.16            84.32            83.47               82.64             81.81
-----------

(1) Expressed in adjusted pesos as of December 31, 2002 based on the Mexican producer price index (excluding petroleum).

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


Methodology For Determining Future Maximum Rates

             The Rate Regulation provides that each airport's annual maximum rates are to be determined in five-year intervals based on the following variables:

            o Projections for the fifteen-year period of work load units (each of which is equivalent to one passenger or 100 kilograms (220 pounds) of cargo), operating costs and expenses (excluding amortization and depreciation) related to services subject to price regulation.

            o Projections for the fifteen-year period of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the master development plans.

            o Reference values, which were established in the concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value. New reference values were issued in the second quarter of 2001 based on the master development plans that were approved by the Ministry of Communications and Transportation on July 28, 2000.

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

             To the extent that such aggregate revenues per work load unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On December 31, 2002, the daily minimum wage in Mexico City was Ps.42.15. As a result, the maximum penalty at such date could have been Ps.2.0 million (U.S.$201,000). In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances which might lead to a revocation of a concession may be found below at "Penalties and Termination and Revocation of Concessions and Concession Assets."

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

Penalties and Termination and Revocation of Concessions and Concession Assets

             The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession. On December 31. 2002, the daily minimum wage in Mexico City was Ps.42.15. As a result, the maximum penalty at such date could have been Ps.16.9 million (U.S.$1.7 million).

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

             Prior to the opening of Mexico's airports to investment, the Federal Attorney's Office for the Protection of the Environment required that environmental audits be performed at each of our airports. Based on the results of these audits, our predecessor entered into agreements with this agency for each of our airports in which it undertook to make specified improvements and take other corrective actions. In connection with the transfer of the management of the southeast airports from our predecessor, we assumed the obligations under these environmental agreements. In April 1999, we entered into amended agreements with this agency revising the actions required to be taken and the schedule for completion of these actions. While we had previously reflected environmental liabilities related to these assumed obligations on our balance sheet in past years, we believe that we have satisfactorily completed the actions we were required to take. Accordingly, our balance sheets as of December 31, 2001 and 2002 do not reflect any such environmental liabilities. Additionally, under the terms of our concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to March 19, 1998 and for any failure by the Mexican Airport and Auxiliary Services Agency prior to November 1, 1998 to comply with its agreements with Mexican environmental authorities. Although there can be no assurance, we believe that we are entitled to be indemnified for the amounts related to the actions our predecessor was required to perform under these agreements. For further information regarding these liabilities, see Note 13 to our financial statements.

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

                            Organizational Structure

             The following table sets forth our consolidated subsidiaries as of December 31, 2002, including the ownership interest:

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

             Third, the Mexican Airport and Auxiliary Services Agency was not required to pay income taxes, while we and each of our subsidiaries are subject to the tax regime applicable to Mexican corporations. Mexican companies are generally required to pay the higher of their income tax liability (determined at a rate of 35% for 1999 through 2002, 34% for 2003, 33% for 2004 and 32%
thereafter) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets (including, in our case, our concessions), less the average tax value of certain liabilities (basically liabilities with Mexican residents excluding those with financial institutions or their intermediaries)). To the extent a company is required to pay the asset tax in any year, the portion of that tax that exceeds the company's income tax liability may be credited against the company's income tax liability in subsequent years. We are amortizing our investment in our concessions for tax purposes at rates ranging from 6% to 10%. We expect this accelerated depreciation to allow us to reduce our current income tax and employee statutory profit sharing payments. We will continue to record a deferred tax provision in our financial statements with respect to these amounts. Mexican companies are generally exempt from the asset tax during the first three full fiscal years following the commencement of operations (which in our case occurred on November 1, 1998). Accordingly, we were exempt from the asset tax until December 31, 2001. In 2002, we and each of our subsidiaries paid an aggregate of Ps.155.9 million in asset taxes. On January 1, 2000, we became subject to the mandatory employee statutory profit sharing regime established under the Mexican federal labor law. Under this regime, 10% of each unconsolidated company's annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer.

             Fourth, beginning April 19, 1999 our results of operations reflect the accrual of a technical assistance fee to ITA under the technical assistance agreement. This fee is explained in Item 4. "Information on the Company--History and Development of the Company--Investment by ITA."

Passenger Traffic Volume and Composition

             To date, a substantial majority of the revenues generated from our nine airports have been earned from aeronautical services. For example, in 2001 and 2002, 84.9% and 80.7%, respectively, of our revenues were derived from aeronautical services and 15.1% and 19.3%, respectively, of our revenues were derived from non-aeronautical services.

             Our principal source of revenues is passenger charges, which are charges collected from airlines for each passenger (other than diplomats, infants and transfer and transit passengers) departing from the airport terminals that we operate. In each of 2001 and 2002, passenger charges represented 73.9% of our aeronautical revenues and 62.7% and 59.6%, respectively, of our consolidated revenues. Passenger charges in the past have represented at least half of the total revenues earned at our nine airports. Thus, the principal factor affecting our results of operations is the number of passengers using our airports.

             In recent years, the aggregate passenger traffic volume in our airports has been divided between domestic and international passengers at fairly constant levels. In each of 2001 and 2002, for example, approximately 59.0% and 58.3%, respectively, of the passengers using our airports were international and the remaining 41.0% and 41.7%, respectively, were domestic. During 2001 and 2002, 40.0% and 37.4%, of our total revenues were derived from passenger charges collected from international passengers.

             Of the international passengers traveling through our airports, a majority historically have traveled on flights originating in or departing to the United States. In 2001 and 2002, for example, approximately 40.4% and 40.4%, respectively, of the total passengers and approximately 68.4% and 69.2%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. Accordingly, our results of operations are substantially influenced by U.S. economic conditions, particularly trends affecting leisure travel and consumer spending. Many of these factors affecting the passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

Passenger Traffic Following September 11, 2001

             The terrorist attacks on the United States on September 11, 2001 have had a severe adverse impact on the global air transport industry. At our airports, air passenger traffic decreased substantially following the attacks. The following chart reflects the impact of the decrease in passenger traffic after September 11 on an airport-by-airport basis as compared to prior periods.

Passenger Traffic(1)
(In thousands of passengers, except percentages)


                          September                     October-December                    January-December
                    ------------------        %      --------------------        %        ---------------------          %
                      2000       2001      change      2000        2001       change      2001           2002          change
                    ------     -------    -------    --------    --------    --------  ----------     ----------     --------
Cancun.............  494.4       414.6     (16.1)     1,670.0     1,450.6      (13.1)     7,640.0        7,718.0          1.0
Merida.............   62.9        57.5      (8.6)       225.2       206.9       (8.1)       919.4          849.6        (7.6)
Cozumel............   30.9        22.0     (28.8)       107.4        83.8      (22.0)       565.2          445.9       (21.1)
Villahermosa.......   42.9        39.5      (7.9)       136.4       126.5       (7.3)       533.2          499.1        (6.4)
Oaxaca.............   32.0        29.7      (7.1)       117.1       107.4       (8.3)       440.2          433.2        (1.6)
Veracruz...........   38.9        36.8      (5.4)       126.2       117.7       (6.7)       503.4          479.6        (4.7)
Huatulco...........   17.4        15.8      (9.2)        77.7        63.6      (18.1)       317.3          268.4       (15.4)
Tapachula..........   16.3        14.3     (12.3)        51.3        44.5      (13.2)       190.4          176.8        (7.1)
Minatitlan.........   12.4        10.7     (13.7)        36.4        32.0      (12.1)       131.2          126.0        (4.0)
                    ------     -------    -------    --------    --------    --------  ----------     ----------     --------
    Total..........  748.1       640.9     (14.3)     2,547.7     2,233.0      (12.4)    11,240.3       10,996.6        (2.2)
                    ======     =======    =======    ========    ========    ========  ==========     ==========     ========
--------------------

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

             On May 1, 1999, revenues from our airports became subject to a "dual-till" price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of our revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services are regulated. The system of price regulation applicable to our airports establishes an annual maximum rate for each airport, which is the maximum annual amount of revenues per work load unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined for each year through December 31, 2003. In 2001 and 2002, approximately 90.8% and 86.1%, respectively, of our total revenues and approximately 39.3% and 28.2%, respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues. Revenues from our leasing of space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) are currently not regulated under this price regulation system.

             The following table sets forth our revenues for the years ended December 31, 1999, 2000, 2001 and 2002, based on the categories of services established under the Mexican Airport Law.


                                                                                 Year ended December 31,
                                                -----------------------------------------------------------------------------------
                                                            2000                         2001                         2002
                                                -------------------------- ----------------------------- --------------------------
                                                                        (thousands of pesos, except percentages)
                                                      Amount       Percent       Amount         Percent      Amount         Percent
                                                ----------------  -------- ------------------ ---------- ---------------  ---------
Regulated Revenues:
   Airport Services(1)  ........................ Ps.  1,164,818      91.1%  Ps.   1,117,991       90.8%  Ps.  1,068,737       86.1%
Non-regulated Revenues:
    Access fees from non-permanent ground
    transportation..............................         14,972       1.1%            3,144        0.3%           2,251        0.2%
    Car parking and related access fees.........          8,899       0.7%           12,906        1.0%          15,229        1.2%
    Other fees..................................          1,039       0.1%              949        0.1%           1,748        0.1%
    Complementary Services(1)...................            953       0.1%                0        0.0%               0        0.0%
    Commercial Services.........................         84,186       6.6%           88,519        7.2%         146,184       11.8%
    Other Services..............................          4,271       0.3%            7,117        0.6%           6,452        0.5%
                                                 --------------     ------  ---------------      ------  --------------      ------
    Total  ..................................... Ps.  1,279,138     100.0%  Ps.   1,230,626      100.0%  Ps.  1,240,601      100.0%
                                                 ==============     ======  ===============      ======  ==============      ======
-------------------

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

                                                                          Year ended December 31,
                                                                    ----------------------------------
                                                                      2000          2001        2002
                                                                    -------      ----------    -------
Depreciation (appreciation) of the Mexican Peso
   as compared to the U.S. dollar(1)..........................       0.61%         (4.2)%        13.8%
Mexican inflation rate(2).....................................       8.9%           4.4%          5.7%
U.S. inflation rate(3)........................................       3.4%           1.6%          2.0%
Change in Mexican gross domestic product(4)...................       6.9%          (0.3)%         0.9%
-----------

(1) Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps.9.5143 per U.S. dollar as of December 31, 1999, Ps.9.5722 per U.S. dollar as of December 31, 2000, Ps.9.1695 per U.S. dollar as of December 31, 2001 and Ps. 10.4393 per U.S. dollar as of December 31, 2002.

(2) Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was: 308.9 in 1999, 336.6 in 2000, and 351.4 in 2001 and
      371.4 in 2002.

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

o Maximum rates--Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 30 to 60 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Because we generally are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)), a devaluation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports which could lead to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

Revenues from Aeronautical Services and Non-aeronautical Services

             The following table sets forth our revenues from aeronautical services and non-aeronautical services for the periods presented.

Revenues

                                                              Year Ended December 31,
                                         --------------------------------------------------------------
                                                 2000                   2001                  2002
                                         ------------------      ----------------        --------------
                                                                (millions of pesos)
Aeronautical Services:
   Passenger charges..................      Ps       825.6       Ps.       772.0          Ps.     740.0
  Landing charges.....................               104.2                 104.6                  100.5
  Aircraft parking charges............               124.7                 130.1                  119.6
  Airport security charges............                15.4                  16.0                   16.4
  Passenger walkway charges...........                21.1                  22.3                   24.9
                                         ------------------      ----------------        --------------
    Total.............................             1,091.0               1,045.0                1,001.4
                                         ------------------      ----------------        --------------
Non-aeronautical Services:
  Leasing of space....................                84.2                  98.9                   81.2
  Access fees from catering...........                17.1                  14.9                   10.6
  Access fees from ground transport...                17.7                  20.9                   22.8
  Other access fees...................                52.0                  41.6                  115.7
  Other  .............................                17.1                   9.3                    8.9
                                         ------------------      ----------------        --------------
    Total.............................               188.1                 185.6                  239.2
      Total Revenues:.................      Ps.    1,279.1       Ps      1,230.6          Ps.   1,240.6
                                         ------------------      ----------------        --------------

Operating Results by Airport


             The following table sets forth our results of operations for the periods presented.

                                                                Year Ended December 31,
                                              ------------------------------------------------------------
                                                 2000                     2001                    2002
                                              ---------------  ------------------------  -----------------
                                                               Airport Operating Results
                                              ------------------------------------------------------------
                                                                  (millions of pesos)
Cancun:
   Revenues:
   Aeronautical services...................    Ps.     766.7         Ps.      737.6       Ps        727.9
   Non-aeronautical services...............            133.0                  126.9                 168.3
      Total revenues.......................            899.7                  864.5                 896.2
   Operating income........................            409.7                  384.2                 381.3
Merida:
   Revenues:
   Aeronautical services...................             78.2                   77.7                  70.8
   Non-aeronautical services...............             18.4                   18.1                  23.2
      Total revenues.......................             96.6                   95.8                  94.0
   Operating income........................              9.7                   14.5                   8.2
Cozumel:
   Revenues:
   Aeronautical services...................             52.0                   48.8                  37.4
   Non-aeronautical services...............              9.3                   10.7                  12.0
      Total revenues.. ....................             61.3                   59.5                  49.4
   Operating (loss) income.................              5.1                    8.5                  (4.7)
Other:(1)
   Revenues:
   Aeronautical services...................            194.1                  180.9                 165.3
   Non-aeronautical services...............             27.4                   29.9                  35.7
      Total revenues.......................            221.5                  210.8                 201.0
   Operating (loss) income.................              2.5                  (8.5)                 (29.6)
Total:
   Revenues:
   Aeronautical services...................          1,091.0                1,045.0               1,001.4
   Non-aeronautical services...............            188.1                  185.6                 239.2
      Total revenues.......................          1,279.1                1,230.6               1,240.6
   Operating income........................            427.0                  398.7                 355.2
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

                                                                                        Consolidated Operating Results
                                                                        ---------------------------------------------------------
                                                                                           Year Ended December 31,
                                                                        ---------------------------------------------------------
                                                                             2000                    2001              2002
                                                                        ---------------  --------------------  ------------------
                                                                                             (thousands of pesos)

Revenues:
Aeronautical services................................................   Ps.  1,091,016    Ps.    1,045,033        Ps.  1,001,380
Non-aeronautical services............................................          188,122             185,593               239,221
   Total revenues   .................................................        1,279,138           1,230,626             1,240,601

Operating Expenses:
   Cost of services .................................................         (298,083)           (304,621)             (343,922)
   General and administrative expenses...............................         (111,633)           (105,269)             (106,989)
   Technical assistance(1)...........................................          (57,948)            (40,256)              (37,425)
   Concession fee(2).................................................          (63,914)            (61,522)              (61,994)
   Depreciation and amortization.....................................         (320,584)           (320,208)             (335,100)
        Total operating expenses.....................................         (852,162)           (831,876)             (885,430)
   Operating income .................................................          426,976             398,750               355,171

Comprehensive Financing Cost:
   Interest income, net                                                         40,771              82,094                46,793
   Exchange gains (losses), net......................................           (3,495)             (5,482)               11,956
   Loss from monetary position.......................................          (53,069)            (39,730)              (31,579)
        Net comprehensive financing (cost) income....................          (15,793)             36,882                27,170
   Income before income taxes and employees' statutory profit sharing          411,183             435,632               382,341
   Benefit from (provision for) income taxes and employees'
     statutory profit sharing........................................         (179,901)           (161,402)             (151,514)
   Extraordinary item................................................                0              (7,071)              (10,542)
   Net income........................................................          231,282             267,159               220,285

Other Operating Data (Unaudited):
   Operating margin(3)...............................................             33.4%               32.4%                 28.6%

   Net margin(4).....................................................             18.1%               21.7%                 17.8%

-----------

(1) Beginning April 19, 1999, we are required to pay ITA a technical assistance fee based on the technical assistance agreement. This fee is described in "History and Development of the Company--Investment by ITA" under Item 4.

(2) Beginning November 1, 1998, each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concession.

(3) Operating income divided by total revenues, expressed as a percentage. (4) Net income divided by total revenues, expressed as a percentage.


Results of Operations for the Year ended December 31, 2002 Compared to the Year ended December 31, 2001

Revenues

             Total revenues for 2002 were Ps.1,240.6 million, 0.8% higher than the Ps.1,230.6 million recorded in 2001. The increase in total revenues resulted primarily from an increase in commercial revenues resulting from the opening of new, improved commercial spaces at the Cancun, Merida and Cozumel airports in the last quarter of 2001, which was partially offset by a decrease in revenues from aeronautical services resulting from a decrease in operations and international passenger traffic following the events of September 11, 2001.

             Our revenues from aeronautical services, net of rebates, decreased 4.2% to Ps.1,001.4 million in 2002 from Ps.1,045.0 million in 2001, primarily as a result of a decrease in operations and international passenger traffic. Revenues from passenger charges decreased 4.1% to Ps. 740.0 million in 2002 (73.9% of our aeronautical revenues during the period) from Ps.772.0 million in 2001 (73.9% of our aeronautical revenues during the period). Other sources of aeronautical revenues were substantially the same in both periods.

             Revenues from non-aeronautical services increased 28.9% to Ps.
239.2 million in 2002 from Ps.185.6 million in 2001, principally due to the opening of new, improved commercial spaces at the Cancun, Merida and Cozumel airports in the last quarter of 2001.

             Our revenues from regulated sources of revenues in 2002 were Ps.1,068.7 million, a 4.4% decrease compared to Ps.1,118.0 million in 2001, mainly reflecting the decrease in passenger traffic volume described above. During 2002, Ps.171.9 million of our revenues were from non-regulated sources of revenues, 52.6% more than the Ps.112.7 million of revenues from non-regulated sources of revenues in 2001. This increase was primarily due to increased commercial revenues from the new commercial spaces opened at the airports in Cancun, Merida and Cozumel in the last quarter of 2001.

Operating Expenses and Operating Income

             Total operating expenses were Ps.885.4 million in 2002, a 6.4% increase from the Ps. 831.9 million recorded as operating expenses in 2001. As a percentage of total revenues, operating expenses increased to 71.4% of total revenues in 2002 from 67.6% of total revenues in 2001. The increase in total operating expenses resulted primarily from an increase in the cost of services, which was partially offset by a decline in technical assistance fees for the period, as explained below.

             Cost of services increased 12.9% to Ps.343.9 million in 2002 from Ps.304.6 million in 2001. The increase was principally due to the cost of renewing third party liability insurance and acquiring additional insurance coverage against terrorist acts. Additionally, the cost of services for the year was impacted by increases in maintenance and energy costs, as new commercial areas opened in the fourth quarter of 2001.

             General and administrative expenses increased 1.6% to Ps.107.0 million in 2002 from Ps.105.3 million in 2001. This increase was primarily attributable to a wage increase granted to non-unionized employees during the second quarter of 2002.

             Technical assistance fees paid by ASUR decreased by 7.2% to Ps.37.4 million in 2002 from Ps. 40.3 million in 2001 and concession fees paid by ASUR increased by 0.8% to Ps. 62.0 million in 2002 from Ps. 61.5 million in 2001. Technical assistance fees decreased in 2002 because these fees are based on operating results, which decreased by 3.8%. Under the technical assistance agreement, ITA provides management and consulting services and transfers industry "know-how" and technology to ASUR in exchange for a technical assistance fee. This agreement is more fully described in "Related Party Transactions." Technical assistance fees are calculated by the greater of a fixed dollar amount or 5% of ASUR's annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican GAAP and calculated prior to deducting the technical assistance fee). The fixed dollar amount decreases during the agreement's initial five years. For further information regarding the calculation of the technical assistance fees and its minimum annual level, see "Item 4. Information on the Company--History and Development of the Company--Investment by ITA." The increase in concession fees is principally due to the year-to-date increase in overall revenues. Under the Mexican Federal Duties Law, each of our subsidiary concession holders is required to pay the Mexican government a concession fee based on its gross annual revenues from the use of public domain assets pursuant to the terms of its concession. Currently, this concession fee is set at a rate of 5% and may be revised annually by the Mexican Congress.

             Depreciation and amortization costs increased by 4.6% to Ps. 335.1 million in 2002 from Ps.320.2 million in 2001. This increase was principally due to additional depreciation of new commercial space at our three largest airports during the fourth quarter of 2001.

             Operating income decreased 10.9% to Ps.355.2 million in 2002 from Ps.398.8 million in 2001. This decrease in operating income was primarily a result of increases in costs and expenses for the year, as discussed above.

             Operating income for Cancun International Airport decreased by 0.7% to Ps. 381.3 million in 2002 from Ps.384.2 million in 2001. Operating income for our eight other airports, on an aggregate basis, changed to an operating loss of Ps. 17.8 million in 2002 from an operating income of Ps. 25.4 million in 2001. During 2002, revenues and passenger traffic volume in those eight airports decreased 5.9% and 8.9%, respectively, from 2001. We believe that these declines resulted from a decline in domestic and international passenger traffic due to the events of September 11, 2001 in the United States. Cozumel airport was hit the hardest by the decline in international traffic due to a decrease in North American tourists who represent the great majority of travelers to this resort island. In addition, domestic passenger traffic to Cozumel airport was impacted by the suspension of flights to Cozumel by Aeroferinco, a Mexican airline. We cannot predict whether these trends are likely to continue in the future.

Comprehensive Financing Result

             Net comprehensive financing result decreased 26.3% to income of Ps.27.2 million in 2002 as compared to income of Ps.36.9 million in 2001, primarily due to a decrease in net interest income from a lower average cash balance in 2002 due to dividends paid in the second quarter of 2002.

Income Taxes, Employees' Statutory Profit Sharing and Asset Tax

             Provision for income taxes and employees' statutory profit sharing (all of which represented deferred income taxes and deferred employees' statutory profit sharing) decreased by 6.1% to Ps.151.5 million in 2002 to a Ps.161.4 million provision in 2001, primarily due to the tax rate reduction for future periods effective January 1, 2002, which was partially off-set by the asset tax of 155.6 million that we were subject to in 2002. Ps. 31.2 million of this asset tax was expensed and Ps. 124.4 million was capitalized as a recoverable asset tax.

Net Income

             Net income decreased 17.5% from Ps.267.2 million in 2001 to Ps.220.3 million in 2002, principally as a result of an increase in operating expenses.

Results of Operations for the Year ended December 31, 2001 Compared to the Year ended December 31, 2000

Revenues

             Total revenues for 2001 were Ps.1,230.6 million, 3.8% less than the Ps.1,279.1 million recorded in 2000. This decrease in total revenues resulted primarily from a 4.2% decrease in revenues from aeronautical services in 2001 as compared to 2000, which principally reflected the decline in passenger traffic following September 11, 2001. To a lesser extent, the decrease in total revenues reflected the impact of a 1.0% decrease in non-aeronautical revenues over the same period.

             Our revenues from aeronautical services, net of rebates, decreased 4.2% to Ps.1,045.0 million in 2001 from Ps.1,091.0 million in 2000, primarily as a result of decreased revenues from passenger charges. Revenues from passenger charges decreased 6.5% from Ps.825.6 million in 2000 (75.7% of our aeronautical revenues during the period) to Ps.772.0 million in 2001 (73.9 % of our aeronautical revenues during the period). The decrease in aeronautical revenues was partially offset by higher revenues from aircraft parking charges, which increased to Ps.130.1 million during 2001 from Ps.124.7 million during 2000, principally as a result of longer airplane parking periods, which was offset by the decrease in air traffic volume. Other sources of aeronautical revenues were substantially the same in both periods.

             Revenues from non-aeronautical services decreased 1.3% to Ps. 185.6 million in 2001 from Ps.188.1 million in 2000, mostly due to a decline in other access fees.

             Our revenues from regulated sources of revenues in 2001 were Ps.1,118.0 million, as compared to Ps.1,164.8 million in 2000, mainly reflecting the decrease in passenger traffic volume described above. During 2001, Ps.112.6 million of our revenues were from non-regulated sources of revenues, 1.5% less than the Ps.114.3 million of revenues from non-regulated sources of revenues in 2000.

Operating Expenses and Operating Income

             Total operating expenses were Ps.831.9 million in 2001, a 2.4% decrease from the Ps.852.2 million recorded as operating expenses in 2000. As a percentage of total revenues, operating expenses increased from 66.6% of total revenues in 2000 to 67.6% of total revenues in 2001. The decrease in total operating expenses in absolute terms principally resulted from concession fees and general administrative expenses, which more than offset an increase in cost of services.

             Cost of services increased 2.2% to Ps.304.6 million in 2001 from Ps.298.1 million in 2000. The increase principally reflected higher expenses related to security services in 2001, as these services are now provided by external personnel. The increase was partially offset by a 17.4% year-over-year decline in personnel costs.

             General and administrative expenses decreased to Ps.105.3 million in 2001 from Ps.111.6 million in 2000. This decrease was primarily attributable to the outsourcing of security services discussed above.

             Technical assistance fees decreased by 30.5% and concession fees decreased by 3.7% from 2000 to 2001. The decrease in concession fees is principally due to lower revenues in 2001. The decrease in technical assistance fees was mainly due to the scheduled reduction in the minimum fixed dollar amount of the fee in 2001, as compared to 2000. Because of this decrease, technical assistance fees in 2001 were based on operating results. For further explanation of the calculation of the technical assistance fees and its minimum annual level, see "Item 4. Information on the Company--History and Development of the Company--Investment by ITA."

             Depreciation and amortization costs were substantially the same in 2001 as they were in 2000, at Ps.320.5 million.

             Operating income decreased 6.6% to Ps.398.7 million in 2001 from Ps.427.0 million in 2000. This decrease in operating income was primarily a result of the 3.8% decrease in revenue from 2000 to 2001, which more than offset the 2.4% decrease in total operating expenses during the same period.

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

Comprehensive Financing Cost

             Comprehensive financing cost produced net income of Ps.36.9 million in 2001 as compared to a net expense of Ps.15.8 million recorded in 2000, primarily due to an increase in net interest income principally reflecting higher cash balances in 2001.

Income Taxes and Employees' Statutory Profit Sharing

             We recorded a Ps.161.4 million provision for income taxes and employees' statutory profit sharing (all of which represented deferred income taxes and deferred employees' statutory profit sharing) in 2001, as compared to a Ps.180.0 million provision (all of which represented deferred income taxes and deferred employees' statutory profit sharing) in 2000.

Net Income

             Net income increased 15.5% from Ps.231.3 million in 2000 to Ps.267.2 million in 2001, principally as a result of our comprehensive financing income in 2001.

Liquidity and Capital Resources

             Historically, our operations have been funded through cash flow from operations. The cash flow generated from our operations has generally been used to fund operating expenses, to increase our cash balances and to fund the acquisition cost of three businesses that we began operating July 1, 1999. In addition, in 2002 we used Ps.469.3 million for the payment of dividends. These three businesses, which were previously operated by third parties in two of our airports, were acquired for an aggregate purchase price of U.S.$39.6 million (U.S.$11.9 million of which was paid in cash at June 30, 1999 and U.S.$27.7 million of which was paid on June 30, 2000 upon the maturity of the notes issued in connection with the acquisitions). These acquisitions and their impact on our results of operations are more fully described in Note 6 to our financial statements.

             In 2002, we generated Ps.561.2 million in resources from operating activities. Our resources used in financing activities were Ps.728.2 million, reflecting the payment of dividends in the second quarter of 2002 and our resources used in investing activities were Ps.265.1 million in 2002 for the acquisition of fixed assets.

             In 2001, we generated Ps.674.0 million in resources from operating activities. During the same period there was no financing activity and therefore no financing resources were generated or used. Resources used in investing activities were Ps.362.9 million, reflecting the expansion and remodeling of the main terminals at Cancun, Cozumel and Merida airports and the purchase of machinery, furniture and equipment.

             In 2000, we generated Ps.785.9 million in resources from operating activities. During that year, our resources used in financing activities were Ps.326.1 million, reflecting the payment at maturity on June 30, 2000 of the notes incurred to finance a portion of the acquisition of the three businesses acquired on June 30, 1999. Resources used in investing activities were Ps.233.3 million, reflecting purchases of machinery, furniture and equipment.

             Under the terms of our concessions, each of our subsidiary concession holders is required to present a master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan includes investment commitments (including capital expenditures and improvements) of the concession holder for the succeeding five-year period. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. On July 28, 2000, the Ministry of Communications and Transportation approved each of our master development plans. The current terms of the master development plans will be in effect until December 31, 2003. We expect to submit our next master development plans to the Ministry of Communications and Transportation for its review and approval by July 15, 2003. Upon approval, these plans are scheduled to go into effect on January 1, 2004.

             The following table sets forth our committed investments for each airport pursuant to the terms of our current master development plans for the periods presented. There can be no assurance as to the level of committed investments we will be required to undertake under our new master development plans.

Committed Investments

                                                                     Year ended December 31,
                         ---------------------------------------------------------------------------------------------------------
                              2000(1)                 2001                    2002                 2003                 Total
                         -----------------      ----------------       -----------------      ----------------      --------------
                                                                       (thousands of pesos)
Cancun.................  Ps.     295,394        Ps.    161,220           Ps.  60,617      Ps.     16,834        Ps.      534,065
Merida.................           60,901                 2,765                 6,805              19,105                  89,576
Cozumel................           75,999                32,206                15,798               3,723                 127,726
Villahermosa...........           22,660                 2,276                23,738               7,845                  56,519
Oaxaca.................           46,725                   570                 8,710               7,838                  63,843
Veracruz...............           17,269                28,656                20,635              11,458                  78,018
Huatulco...............           11,334                14,950                38,801               4,172                  69,257
Tapachula..............           10,604                18,596                 3,061               2,205                  34,466
Minatitlan.............           12,862                 1,469                 8,940               2,449                  25,720
                         -----------------      ----------------       -----------------      ----------------      --------------
      Total............  Ps.     553,748        Ps.    262,708           Ps. 187,105      Ps.     75,629        Ps.     1,079,190
                         =================      ================       =================      ================      ==============
-----------


(1) Reflects committed investments for the peri from May 1, 1999 to December 31, 2000.


             The following table sets forth our historical capital expenditures, in the periods indicated.

Capital Expenditures

  Year ended December 31,                             (thousands of pesos)(1)
  -----------------------                             -----------------------

1998....................................                     Ps.        235,317
1999....................................                                 44,854
2000....................................                                233,328
2001....................................                                362,914
2002....................................                                265,071
-------
(1) Expressed in constant pesos with purchasing power as of December 31, 2002.

             We expect to fund our operations and capital expenditures in the short-term and long-term through cash flow from operations. We may also incur indebtedness from time to time.

Critical Accounting Policies

             The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses generated during the reporting period. There can be no assurance that actual results will not differ from those estimates. The impact and any associated risks related to such policies on our business operations are addressed where such policies affect our reported and expected financial results throughout our discussion of our results of operation in this Item 5. Some of these policies are discussed below. Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and results that require us to exercise significant judgment. Our most critical accounting policies are described briefly below. For a detailed discussion of the application of these and other accounting policies, see notes 2 and 15 our financial statements.

Revenue Recognition

             Our regulated revenues are subject to a maximum chargeable rate at each airport established by the Ministry of Communications and Transportation. To avoid exceeding our maximum rates at year end, we may be required to take actions, including reducing prices during the latter part of the year or issuing credits or discounts to customers. These actions are recorded against revenues. If we exceed the maximum rate at any of our airports at the end of the year, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for exceeding an airport's maximum rate can also result in termination of the concession if the maximum rate has been exceeded and sanctions have been imposed three times. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

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

Valuation of Rights to Use Airport Facilities and Airport Concessions

             We periodically review the carrying value of our rights to use airport facilities and airport concessions for continued appropriateness. This review is based upon our projections of anticipated future cash flows over the life of the asset or our concessions, as appropriate. Since our airport concessions expire in 2047, significant management judgment is required in estimating these future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations. Further, in analyzing the carrying value of our airport concessions we compare the aggregate carrying value of all nine of our airport concessions to the net cash flows derived from all of the airports, as permitted by accounting literature. The aggregate net cash flows from all of our airports exceed the carrying value of the airport concessions. Accordingly, because we analyze our valuation estimates on an aggregate level, we have not recognized any impairment loss in the carrying value of an individual airport concession where the carrying value of the individual airport concession exceeds the net cash flows of that airport.

Deferred Income Tax, Employees' Statutory Profit Sharing and Asset Tax

             Our income tax expense, employees' statutory profit sharing and asset tax is comprised of current expenses and deferred expenses. Deferred income tax represents future receivables or payables resulting from the temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our airport concessions, rights to use airport facilities, and from tax loss carry-forwards and credits. Deferred employees' statutory profit sharing is calculated in a similar manner. These temporary differences and tax loss carry-forwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding change in the balances of the recognized deferred tax assets and liabilities is recorded in earnings. Asset tax is a minimum tax that is calculated as 1.8% of the average tax value of virtually all of our assets less the average tax value of certain liabilities. In 2002, we were subject to the asset tax, which can be credited against taxable income for a period of ten years. Deferred tax assets, deferred employees' statutory profit sharing assets and recoverable asset tax are subject to valuation allowances if we estimate that there is a high probability that the assets will be able to be realized. We have recognized valuation allowances against deferred tax assets, deferred employees' statutory profit sharing and recoverable asset tax for some of our airport subsidiaries. We have not recognized valuation allowances against tax loss carry-forwards generated by our other airport subsidiaries because under current tax law these tax carry-forwards can be carried forward through the term of the airport concessions or a period of ten years. As our airport concessions expire in 2047, significant management judgment is required in determining any valuation allowance.

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

Differences between Mexican GAAP and U.S. GAAP

             Our financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. See Note 15 to our financial statements. Net income (loss) under U.S. GAAP was Ps.315.9 million, Ps.311.7 million and Ps.(345.9) million for the years ended December 31, 2000, 2001 and 2002, respectively.

             The difference in net income from 2001 to 2002 under U.S. GAAP resulted principally from amendments to the Mexican Income Tax Law effective January 1, 2002. Under these amendments, the income tax of 35% in 2002 will gradually be reduced by 1% per year until it reaches 32% in 2005. As a result, ASUR recognized an adjustment to deferred taxes and took a charge to income of Ps. 286.4 million. In addition, under U.S. GAAP we recognized a charge for taxes on dividends paid of Ps. 258.9 million.

             The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are deferred income taxes, employees' statutory profit sharing, tax on dividends paid, the treatment of our investments in our concessions and the rights to use airport facilities and the treatment of ITA's options, which are accounted for as a deferred technical assistance fee under U.S. GAAP. Each of these differences affects both net income and stockholders' equity. See Note 15 to our financial statements for a discussion of these differences and the effect on our results of operation.


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

             The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name                                                         Title                           Director
----                                                         -----                           --------
                                                                                               Since

Kjeld Binger(1)..............................Director and Chairman (also President           March 19, 1999
                                             and Acting Chief Executive Officer)
Aaron Dychter Poltolarek.....................Director                                        March 19, 1999
Martha Miller de Lombera.....................Director                                        February 28, 2001
Fernando Gutierrez Ochoa(2)..................Director                                        April 28, 2003
Ricardo Guajardo Touche......................Director                                        February 28, 2001
George Vojta.................................Director                                        April 28, 2003
Francisco Garza Zambrano.....................Director                                        February 28, 2001

-----------

(1) Elected by ITA as holder of series BB shares, with Michael Olsen as Alternate.

(2) Elected by ITA as holder of series BB shares, with Luis Sanchez Salmeron as Alternate.


Kjeld Binger. Mr. Binger is a member of our board of directors and was appointed Chairman of the Board on March 20, 2001. He is also currently serving as our President and Acting Chief Executive Officer. He has been a Vice-President of Copenhagen Airports A/S since 1996. Previously, Mr. Binger was Director of Planning and Projects of Copenhagen Airports A/S, Vice-President of project development of Hojgaad & Schultz A/S and Project Director of Hoffman & Sonner A/S. Mr. Binger has been involved in several international bidding processes regarding privatization of airports. Currently, Mr. Binger is a member of the board of directors of Copenhagen Airport Development International A/S, and a member of the management committee of Copenhagen Airports A/S. He is 48 years old.

Aaron Dychter Poltolarek. Mr. Dychter is a member of our board of directors and has been Under-Secretary of Transportation of the Ministry of Communications and Transportation since December, 1994. Previously, Mr. Dychter was Chief of the Investment, Energy and Industry Unit of the Under-Secretary of Expenditures of the Ministry of Finance and Public Credit, Chief of the Investment Unit of the Under-Secretary of Budget Control of the Ministry of Finance and Public Credit, Coordinator of Advisors to the Under-Secretary of Budget of the Ministry of Budget and Director General of Energy Policy of the Ministry of Energy, Mining and Industry. Currently, Mr. Dychter is a member of the board of directors of Grupo Aeroportuario del Pacifico, S.A. de C.V., Grupo Aeroportuario del Centro Norte, S.A. de C.V. and Grupo Aeroportuario de la Ciudad de Mexico, S.A. de C.V., as well as of the subsidiaries of last two of these companies. He is 52 years old.

Martha Miller de Lombera. Ms. Miller is a member of our board of directors and was Vice-President and General Manager of Procter & Gamble Latin America North until her retirement in April 2001. She currently serves on the board of directors of United Way International and was previously a board member of the American Chamber of Commerce of Mexico City. She is 55 years old.

Fernando Gutierrez Ochoa. Mr. Gutierrez is a member of our board of directors and has been the Corporate Director of Construction of Grupo Tribasa since 1991. Mr. Gutierrez was a founding partner of the construction company COGUTSA, S.A. de C.V., where he also served as director from 1989 to 1991. He is a member of the board of directors of the Association of Mining Engineers, Metallurgists and Geologists of Mexico and is an active member in several other professional and academic organizations. He is 36 years old.

Ricardo Guajardo Touche. Mr. Guajardo is a member of our board of directors and has been President of Grupo Financiero BBVA Bancomer, S.A. since 2000. He was a President and General Director of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000, and General Director of Grupo Vamsa since 1989. He has served on the board of directors of Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), Fomento Economico Mexicano (FEMSA), Grupo Valores de Monterrey (VAMSA), Transportacion Maritima Mexicana (TMM), Alfa, El Puerto de Liverpool and Centro de Estudios Economicos del Sector Privado (CEESP). He is 55 years old.

George Vojta. Mr. Vojta is a member of our board of directors and has been Director of the Financial Services Forum since 1999. Previously, Mr. Vojta was Vice Chairman to the Board of Bankers Trust, President of Deak & Company, Chief Financial Officer of Phibro-Salomon Inc. and Vice Chairman of Citigroup. Currently, Mr. Vojta is Chairman of Caux Roundtable, Chairman and Chief Executive Officer of Westchester Group LLC and Chairman of Wharton Financial Institutions Center. He is 67 years old.

Francisco Garza Zambrano. Mr. Garza is a member of our board of directors and he has served as President of Cementos Mexicanos of Norteamerica y Trading (his current position), as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela, and as President of Cementos Mexicanos E.U.A. He was formerly on the board of directors of Control Administrative Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Camara Nacional del Cemento (CANACEM), Club Industrial, A.C. and Fundacion Mexicana para la Salud. He is 48 years old.


Executive Officers

             Pursuant to our bylaws, the holders of series BB shares are entitled to appoint and remove our chief executive officer and one half of the executive officers reporting directly to the chief executive officer. Currently, four executive officers report directly to the chief executive officer, one of whom was appointed by ITA as holder of the BB shares.

             As of June 2, 2003, Frantz Guns resigned from his position as Chief Executive Officer. Mr. Guns was named Chief Executive Officer of ASUR in March of 2000. Kjeld Binger, our director and Chairman, was named by the Board of Directors to serve as acting Chief Executive Officer. We have begun a search for a new Chief Executive Officer. Mr. Guns will remain employed by ASUR in a consulting capacity until June 30, 2003 to assist with the transition.

             As of January 25, 2002, Ricardo Sanchez resigned from his position as Director of Commercial Activities. We have begun our search for a new Director. Until we hire a new Director, Manuel Gutierrez Sola is acting as Director of Commercial Activities.

             As of January 25, 2003, Maria Felisa Perez Luengo resigned from her position as Director of Operations. We have begun our search for a new Director of Operations. Until we hire a new Director, Hector Navarrete Munoz is serving in the role of Acting Director of Operations. Currently, the position of Director of Operations remains vacant.

             The following table lists our executive officers, their current position and their year of appointment as an executive officer:

                                                                   Executive
Name                         Principal occupation                Officer since
----                         --------------------                -------------

Kjeld Binger*............  President and Acting Director        June 2, 2003
                           General
                           (acting chief executive officer)
Adolfo Castro Rivas*.....  Director of Finance                  January 24, 2000
                           (chief financial officer)
Hector Navarrete Munoz...  Acting Director of Operations        January 15, 2003
                           (acting chief operating officer)
Claudio Gongora Morales..  General Counsel                      April 19, 1999
Manuel Gutierrez Sola....  Acting Director of Commercial        October 31, 2002
                           Activities
-----------
*Appointed by ITA, as holder of series BB shares.


Kjeld Binger. Mr. Binger is our President and Acting Chief Executive Officer. He is also a member of our board of directors and was appointed Chairman of the Board on March 20, 2001. He has been a Vice-President of Copenhagen Airports A/S since 1996. Previously, Mr. Binger was Director of Planning and Projects of Copenhagen Airports A/S, Vice-President of project development of Hojgaad & Schultz A/S and Project Director of Hoffman & Sonner A/S. Mr. Binger has been involved in several international bidding processes regarding privatization of airports. Currently, Mr. Binger is a member of the board of directors of Copenhagen Airport Development International A/S, and a member of the management committee of Copenhagen Airports A/S. He is 48 years old.

Adolfo Castro Rivas. Mr. Castro has been our Director of Finance since January, 2000. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr. Castro was also Chief Financial Officer of Netcapital S.A. de C.V., and Director of Finance of Grupo Mexicano de Desarrollo S.A. de C.V., Finance Manager of Grupo ICA S.A. and an auditor and consultant with Coopers & Lybrand. He is 39 years old.

Hector Navarrete Munoz. Mr. Navarrete is the Acting Director of Operations of ASUR. Previously, Mr. Navarrete is also the Administrator of the Merida International Airport, Director of the Board of Culture and Tourism of the State of Yucatan and Coordinator of the Mayan Cultural Project in San Antonio, Texas. He is 46 years old.

Caudio Gongora Morales. Mr. Gongora has been General Counsel since April 25, 2001. Previously, he was Sub-Director of Asur (starting on April 19, 1999). Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compania Exploradora del Istmo, S.A. de C.V. He has also been Legal Sub-Director of Commission de Fomento Minero, Legal Chief Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.,A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 51 years old.

Manuel Gutierrez Sola. Mr. Gutierrez has been our Acting Director of Commercial Activities since October, 2002. Prior to joining ASUR, Mr. Gutierrez was Chief Operation Officer of G. Accion S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V. He is 40 years old.

Statutory Auditor

             Our bylaws provide for two or more statutory auditors who report to the stockholders at the ordinary general stockholders' meeting on the accuracy of the financial information presented by the board of directors and generally review the affairs of ASUR. Our bylaws provide that each stockholder or group of stockholders owning at least 10% of our shares is entitled to appoint a statutory auditor and an alternate. The statutory auditors are authorized to:
(i) call ordinary or extraordinary stockholders' meetings; (ii) place items on the agenda for meetings of stockholders or the board of directors; and (iii) attend, but not vote at, meetings of stockholders, the board of directors and our management committees. The current statutory auditors are Emilio Carrera Cortes, with Miguel Angel Rubio Bravo as alternate, who were proposed by NAFIN, and Rafael Maya Urosa, with Manuel Leyva Vega as alternate, who are both partners at PricewaterhouseCoopers and who were appointed by ITA, as holder of series BB shares, as well as by our Series B shareholders.

Compensation of Directors and Executive Officers

             For the year ended December 31, 2002 the aggregate compensation earned by our executive officers was approximately Ps. 10.2 million. Directors received Ps.3.6 million in aggregate compensation for the year ended December 31, 2002.

Committees

             Our bylaws provide for four committees to assist the board of directors with the management of our business: an Operating Committee, an Audit Committee, an Acquisitions and Contracts Committee and a Nominations and Compensation Committee.

             The Operating Committee, which currently has five members, is responsible for proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development plans of our subsidiary concession holders, our dividend policy and investments of less than U.S.$2 million, that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint six members of the Operating Committee. Board members elected by the holders of series BB shares have the right to appoint three of the committee members, one of whom is required to be the chief executive officer. The consent of the series BB directors is also required to select the members of the Operating Committee that are not members of our board or officers of our company. The current members of the Operating Committee are Martha Miller de Lombera, Michael Olsen, Samuel Podolsky, Francisco Garza Zambrano and Kjeld Binger. One position on the Operating Commttee remains open. A secretary has also been appointed who is not a member of the committee.

             The Audit Committee, which currently has three members, is responsible for ensuring that our board of directors, our officers and the officers of our subsidiaries comply with the bylaws, applicable law and general guidelines required to be prepared under the bylaws. The Audit Committee is also responsible for monitoring transactions with affiliates, including ITA and its stockholders. Our bylaws provide that a stockholders' meeting shall determine the number of members of the Audit Committee, which is required to be comprised of a majority of members of the board of directors. The members of the board of directors elected by the holders of series BB shares are entitled to appoint one member to the committee. The committee members elect a president, who does not have a tie-breaking vote, and a secretary, who is not required to be a committee member. The committee also appoints a special delegate who may not be a person appointed by the holders of series BB shares nor be related to them. The special delegate is charged with ensuring that ITA complies with its obligations under the technical assistance agreement with us. We intend to fully comply with the requirements of the Sarbanes-Oxley Act of 2002 and the rules issued thereunder by the U.S. Securities and Exchange Commission with respect to the composition and functions of our Audit Committee within the timeframe provided. The current members of the Audit Committee are Ricardo Guajardo Touche, Luis Sanchez Salmeron and George Vojta. A secretary has also been appointed who is not a member of the committee.

             The Acquisitions and Contracts Committee, composed of three members, is responsible for ensuring compliance with our procurement policies set forth in our bylaws. Among other things, these policies require that the Acquisitions and Contracts Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$400,000 and that any contract between us, on the one hand, and ITA or any of its related persons (as defined under "Description of Capital Stock"), on the other hand, be awarded pursuant to a bidding process involving at least three other bidders. Our bylaws provide that a stockholders' meeting will determine the number of members of the Acquisitions and Contracts Committee, which is required to be comprised primarily of members of the board of directors. The members of the board of directors elected by the holders of series BB shares are entitled to appoint one member to the committee. The current members of the Acquisitions and Contracts Committee are Miguel Alvarez, Kjeld Binger and Adrian F. Esteve Tarraga. A secretary has also been appointed who is not a member of the committee.

             The Nominations and Compensation Committee was formed on October 12, 1999. The duties of the committee include the proposal, removal and compensation of candidates for election to the board of directors and for appointment as executive officers. Our bylaws provide that a stockholders' meeting will determine the number of members of the committee. The holders of the series B and series BB shares, acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee are to be named by these two initial members. Members of the committee each have a term of one year. At each annual stockholders' meeting after a public offering of our shares, the Nominations and Compensation Committee is required to present a list of at least seven candidates for election as directors for the vote of the series B stockholders. At an ordinary stockholders' meeting held February 28, 2001, our stockholders resolved that the Nominations and Compensation Committee be comprised of three members. The three current members of the Nominations and Compensation Committee are Kjeld Binger, Martha Miller de Lombera and Samuel Podolsky. A secretary has also been appointed who is not a member of the committee.

Employees

            The following table sets forth the number of employees in various positions as of the end of 2000, 2001 and 2002.

                                          As of December 31, 2000         As of December 31, 2001       As of December 31, 2002
                                          -----------------------         -----------------------       -----------------------
Administrative Employees
     Mexico City....................                 105                             123                           123
     Cancun Airport.................                  52                              70                            69
     Cozumel Airport................                  10                              12                            13
     Huatulco Airport...............                  11                              12                            14
     Merida Airport.................                  26                              34                            35
     Minatitlan Airport.............                  12                              13                            13
     Oaxaca Airport.................                  11                              13                            12
     Tapachula Airport..............                  13                              15                            15
     Veracruz Airport...............                  13                              16                            18
     Villahermosa Airport...........                  10                              10                            11
                                                  ------                          ------                        ------
        Total Administrative Employees               263                             318                           323
                                                  ======                          ======                        ======
  Unionized Employees Mexico City...                   0                               0                             0
     Cancun Airport.................                 124                             118                           113
     Cozumel Airport................                  26                              25                            25
     Huatulco Airport...............                  20                              18                            18
     Merida Airport.................                  54                              45                            44
     Minatitlan Airport.............                  16                              16                            16
     Oaxaca Airport.................                  22                              20                            20
     Tapachula Airport..............                  18                              17                            17
     Veracruz Airport...............                  26                              25                            26
     Villahermosa Airport...........                  23                              23                            24
                                                  ------                          ------                        ------
        Total Union Employees.......                 329                             307                           303
                                                  ======                          ======                        ======

             As of December 31, 2001 and December 31, 2002, we had approximately 625 and 626 employees, respectively.

             Approximately 48.4% of our employees on December 31, 2002 were members of labor unions. A significant portion of the services rendered in our airports is provided by personnel employed by third parties. Approximately 19.6% of our employees are employed by Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary that provides us with administrative and personnel services, while the remainder, including all unionized personnel, are employed by our nine subsidiary operating companies.

             All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers. Labor relations with our employees are governed by nine separate collective labor agreements, each relating to one of our nine airports, and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. We began renegotiating our collective bargaining agreements with our unionized employees in August 2002 and reached final agreements with the unions in October 2002. We believe that our relations with our employees are good.

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

Item 7.     Major Shareholders and Related Party Transactions

                               Major Shareholders

             The following table sets forth certain information regarding the ownership of outstanding Shares as of December 31, 2002.

                                        --------------------------------------------------------------------
                                                                                    Percentage of total
                                                 Number of Shares                     share capital
                                        ----------------------------------  --------------------------------
Identity of stockholder                  B Shares              BB Shares        B Shares          BB Shares
                                        ---------------  -----------------  ----------------  --------------
NAFIN(1)..............................    33,260,870             --                 11.1%             --
ITA(1)(2).............................        --             45,000,000              --               15%
Copenhagen Airports A/S(2)............     7,500,000             --                  2.5%             --
Public................................   214,239,130             --                 71.4%             --

------------------------

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

ITA Trust and Shareholders' Agreement

             The rules governing the sale of our series BB shares to ITA required that ITA place all of its series BB shares in trust in order to guarantee ITA's performance of its obligations under the technical assistance agreement and ITA's commitment to maintain its interest in ASUR for a specified period. Accordingly, ITA has placed its shares in trust with Bancomext. This trust provides that ITA may instruct Bancomext with respect to the voting of the shares held in trust that represent up to 10% of ASUR's capital stock; the remaining 5% is required to be voted in the same manner as the majority of all shares voted at the relevant stockholders' meeting. Under our bylaws and the trust, ITA is required to retain all of its series BB shares until September 28, 2003 and thereafter until December 18, 2008 may transfer up to 49% of the series BB shares without restriction. After December 18, 2008, ITA may sell in any year up to 20% of its remaining interest in series BB shares. The term of the trust will be extended for an additional 15 years if, at the end of the initial 15-year term, ITA holds shares representing more than 10% of our capital stock. ITA may terminate the trust before the second 15 year term begins if: (i) ITA holds less than 10% of our capital stock at the end of the initial term; and
(ii) the technical services agreement has been terminated. ITA is required to deposit in the trust any additional shares of our capital stock that it acquires.

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

             The agreement among ITA's stockholders also permits either Ferrovial Aeropuertos, S.A. or VINCI, S.A. to require ITA to dispose of 49% of ITA's shares of our capital stock at any time after September 28, 2003 and if such stockholder has been unable to transfer all of its shares of ITA's capital stock.

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

             Under the terms of the participation agreement and the trust agreement, ITA's key partners, currently Copenhagen Airports A/S and Triturados Basalticos y Derivados, S.A. de C.V., are required to maintain their current 25.5% ownership interest in ITA until December 18, 2014. To the extent that a key partner acquires shares of ITA in excess of its current 25.5% interest, this additional interest may be sold without restriction after September 28, 2003. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If ITA or any of its stockholders defaults on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

             Triturados Basalticos y Derivados currently owns 25.5% of ITA's capital stock and is the Mexican key partner in ITA. However, there is uncertainty concerning the future ownership of the shares of ITA currently owned by Triturados Basalticos y Derivados. Recently, Triturados Basalticos y Derivados has been experiencing financial difficulties and as of April 23, 2002, it entered into financial restructuring proceedings under Mexican law (concurso mercantil) that could involve a sale of its shares of ITA. The financial restructuring proceedings of Triturados Basalticos y Derivados remain ongoing.

             In July 2000, an affiliate of Triturados Basalticos y Derivados notified the Ministry of Communications and Transportation that Triturados Basalticos y Derivados had entered into an agreement purporting to transfer to the affiliate the right to vote the shares of ITA owned by Triturados Basalticos y Derivados. Triturados Basalticos y Derivados has advised us that it simultaneously agreed to transfer its shares of ITA to this affiliate, subject to the condition that a mandate previously given to NAFIN for the sale of these shares of ITA be either rescinded or found to be impossible to execute or without legal effect. As described below, NAFIN and Triturados Basalticos y Derivados have entered into an agreement to transfer these shares to Banco Nacional de Obras y Servicios Publicos, S.N.C. pursuant to this mandate. Triturados Basalticos y Derivados has advised us that it believes that the transfer of shares to the affiliate cannot be consummated because the conditions to the transfer to the affiliate cannot be satisfied. It has also advised us that it believes the transfer of voting rights to the affiliate cannot be consummated independently of the transfer of the shares themselves.

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

             Prior to any sale of its ITA shares to a third party, Triturados Basalticos y Derivados is entitled under the agreement to match the terms of the sale and retain its current 25.5% interest in ITA. The agreement is subject to several conditions, including the payment of U.S$3.0 million by Triturados Basalticos y Derivados to NAFIN and the approval of the transaction by the Ministry of Communications and Transportation and by the board of directors of ITA. In the event that any of these conditions fails to occur, or in the event that Triturados Basalticos y Derivados matches the terms of any sale to a third party, the 25.5% interest in ITA would be returned to Triturados Basalticos y Derivados subject to the rights, if any, of its subsidiary pursuant to the agreement transferring voting rights to the subsidiary. Therefore, we cannot assure you that Triturados Basalticos y Derivados will not continue to retain its 25.5% interest in ITA.

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

             As of January 1, 2000, Vinci S.A. merged with Groupe GTM, S.A. in an all-stock offer. Vinci is currently a 49% shareholder of the strategic investor of the Central North Group, one of Mexico's airport groups that is being opened to private investment. Neither Vinci nor Groupe GTM is a key shareholder in either airport group. It is unclear whether under Mexican antitrust law Vinci will be permitted to retain its ownership interest in the two airport groups. In response to antitrust concerns raised by the Mexican Federal Competition Commission, Vinci has announced its intention to dispose of its holdings in one of the two airport groups, which could result in the transfer of Vinci's interest in ITA.

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

             Pursuant to the technical assistance agreement and the participation agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry "know-how" related to the operation of airports to us. These agreements entitle ITA to name our chief executive officer, half our other executive officers and two members of our board of directors. These agreements also grant us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The technical assistance agreement has a fifteen-year term and is automatically renewed for additional five-year terms, unless one party provides notice of its intent not to renew within a specified period. We are required under this agreement to pay ITA an annual fee equal to the greater of a fixed dollar amount or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican GAAP and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase ASUR's earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in "Item 6. Directors, Senior Management and Employees--Committees." In 1999, 2000, 2001 and 2002 we recognized expenses of U.S.$5.0 million, U.S.$5.0, U.S.$3.8 million and U.S.$3.2 million, respectively, pursuant to the technical assistance agreement plus additional expenses of approximately U.S.$0.6 million, U.S.$0.3 million, and U.S.$0.3 million and U.S.$2.4 million, respectively.

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



                          Stock Option Exercise Periods

                                                                                Percentage of then-outstanding
                                                                                  fully diluted capital stock
                                                                                  ---------------------------

First exercise period              Dec. 18, 2001 to Dec. 18, 2003                             2%
Second exercise period             Dec. 18, 2002 to Dec. 18, 2004                             2%
Third exercise period              Dec. 18, 2003 to Dec. 18, 2005                             1%

             ITA is entitled to exercise these three options immediately upon the earlier to occur of: (i) the acquisition by any stockholder of at least 35% of ASUR's capital stock (the acquisition of more than 10% of our capital stock by any person other than ITA, NAFIN or the Mexican government would require an amendment to our bylaws); (ii) a stockholders' meeting approving a merger involving us that dilutes the holdings of our stockholders by more than 35%; or
(iii) our price per share on a stock exchange is at least U.S.$5.29118602 (twice the option exercise price). ITA is authorized to transfer or assign its option to any of its stockholders or their related companies prior to the start of the first exercise period of the option, that is prior to December 18, 2001. After the first exercise period, ITA or any holder of the option is entitled to transfer its option to any party that is entitled to be a stockholder of a concession holder under the Mexican Airport Law and our bylaws. The relevant restrictions are described in "Item 4. Information on the Company--Regulatory Framework--Scope of Concessions and General Obligations of Concession Holders."


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

             Airlines and other entities controlled by Cintra, S.A. de C.V. accounted for approximately 29.5% and 27.2% of the revenues generated by our airports in 2001 and 2002, respectively. Of our accounts receivable, these entities accounted for 40.4% and 40.4% as of December 31, 2001 and 2002, respectively. These airlines include Aeromexico, Mexicana, Aerocaribe, Aerocozumel and Aerolitoral. Through Aeromexico and Mexicana, Cintra, S.A. de C.V. also controls SEAT, the principal provider of baggage and ramp handling services in our airports. A majority of the capital stock of Cintra, S.A. de C.V. is owned by the Institution for the Protection of Bank Savings, a decentralized entity of the Mexican federal government, and by the Mexican government. The Institution for the Protection of Bank Savings is required by law to transfer all holdings, including its shares of Cintra, S.A. de C.V., by January 19, 2004. For details of revenues earned from related parties, see "Item
4. Information on the Company--Business Overview--Principal Air Traffic Customers" and Note 12 to our financial statements.

             In addition to the revenues earned from Cintra, we recorded revenues from several Mexican federal and state government agencies. Revenues from related public sector entities (excluding Cintra) were Ps.6.9 million and Ps.2.7 million for the years ended December 31, 2001 and 2002, respectively.

             During the years ended December 31, 2001 and 2002 we recorded expenses of Ps.53.7 million and Ps.53.6 million, respectively, for electricity, waste disposal, water and other services obtained from entities or agencies of the Mexican government. Also, during the years ended December 31, 1999 and 2000, we granted construction contracts for the Cancun, Merida, Cozumel, and Oaxaca airports totaling Ps.64.8 million and Ps.14.5 million, respectively, to Triturados Basalticos y Derivados, S.A. de C.V., a shareholder of ITA. As of December 31, 2000, the Company had made advance payments of Ps. 2.8 million related to these construction projects. These construction projects were concluded during the years ended December 31, 2000 and 2001.

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

             In January 2002, five Mexican airlines (Compania Mexicana de Aviacion, S.A. de C.V., Aerovias de Mexico, S.A. de C.V., Aerovias Caribe, S.A. de C.V., Aerolitoral, S.A. de C.V. and Transportes Aeromar, S.A. de C.V.) filed a lawsuit against the Ministry of Communications and Transportation challenging the tariff increase that we imposed on these airlines after obtaining approval by the Ministry of Communications and Transportation. We filed our formal response to this suit in April 2002. Although we cannot predict when these proceedings will end or whether they will ultimately be decided in our favor, a decision against us could result in changes to the procedure for establishing our maximum rates.

             In April 2003, five Mexican airlines (Compania Mexicana de Aviacion, S.A. de C.V., Aerovias de Mexico, S.A. de C.V., Aerovias Caribe, S.A. de C.V., Aerolitoral, S.A. de C.V. and Transportes Aeromar, S.A. de C.V.) filed a lawsuit against the Ministry of Communications and Transportation seeking that Annex 7 to our concessions be declared null and void. Annex 7 contains the bases for the tariff regulation imposed on each concession holder by the Ministry of Communications and Transportation. In the event that the plaintiffs obtain a ruling in their favor, Annex 7 to each of our concessions would be revoked and our subsidiary concession holders would have no regulatory framework for regulated airport and complementary services until a new framework were issued. If the existing maximum tariff rates applicable to our airports were to be rescinded, there can be no assurance that any new tariff regime that is subsequently adopted would be similar to the current regime.

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

             At our Ordinary and Extraordinary Stockholders' Meeting held on April 25, 2002, our stockholders approved an ordinary and extraordinary cash dividend totaling Ps.469.3 million (composed of an ordinary dividend, in nominal pesos of 0.45 per share and an extraordinary dividend in nominal pesos of 1.03 per each share of our Series B and Series BB capital stock outstanding.) This dividend was paid on May 30, 2002, and is the first dividend that we have paid since our company was formed in 1998. In the absence of attractive investment opportunities, we intend to continue paying yearly ordinary dividends out of our annual net retained earnings, however we do not necessarily plan to pay extraordinary dividends in the future. We do not currently intend to implement a stock repurchase program.

             Mexican law requires that at least 5% of a company's net income (on a non-consolidated basis) each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock (without adjustment for inflation). Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under Mexican GAAP. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A. de C.V., is Ps.38.7 million (which includes the required allocation corresponding to year 2002 net income).

             Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A. de C.V.

             On April 27, 2001, the stockholders approved the application of 5% and 20% of income to the legal and share repurchase reserves, respectively. The stockholders allocated Ps. 11,378 (5% of net income for fiscal year 2000) to a legal reserve fund in compliance with Mexican law and allocated Ps.45,513 (20% of net income for fiscal year 2000) to the constitution of a share repurchase reserve. On April 25, 2002, the stockholders approved the allocation of Ps.13,358 (5% of net income for fiscal year 2001) to the legal reserve as required under Mexican law and decided to cancel the share repurchase reserve account, transferring its balance into the company's general profit account. No amounts will be set aside for a share repurchase reserve in 2002 and we do not intend to initiate a stock repurchase program at this time.

             Dividends paid to non-resident holders with respect to ASUR's series B shares and ADSs are not subject to Mexican withholding tax. Dividends that are paid from a company's distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax that is currently set to decrease over time according to the following schedule of rates: 53.8475% in 2002, 51.5168% in 2003, 49.2525% in 2004 and 47.0592%
thereafter. Distributable earnings that have not been subject to the corporate income tax may arise, for example, when a company's earnings are recognized for accounting purposes before they are recognized for tax purposes. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2002, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years. Dividends paid from a company's distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

             As of December 31, 2002, we had no distributable earnings that were subject to corporate income tax. We do not expect to generate such after-tax earnings in the near future. Until we generate such earnings subject to corporate income tax, dividends paid by us to non-resident holders of series B shares and ADSs will be subject to both the corporate-level dividend tax income discussed above.

             We will declare any future dividends in pesos. In the case of series B shares represented by ADSs, cash dividends are paid to the depositary and, subject to the terms of the Deposit Agreement, converted into and paid in U.S. dollars at the prevailing exchange rate, net of conversion expenses of the depositary. Fluctuations in exchange rates affect the amount of dividends that ADS holders receive. For a more detailed discussion, see "Item 10.
Additional Information."

             At the general stockholders' meeting on April 28, 2003, ASUR's stockholders agreed to pay net dividends after income tax of Ps. 150 million (in nominal terms) or Ps. 0.50 (in nominal terms) per share. Because this dividend payment was not taken from the after-tax earnings account, it gave rise to an income tax of Ps. 77,275 (in nominal terms).

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

                               Pesos per Series B Share     U.S.$ per ADR(1)
            Years ended        -----------------------    --------------------
            December 31,         Low        High          Low          High
                              --------    -----------    ------      ---------
2001
   First Quarter............    14.96      18.70        15.19         20.46
   Second Quarter...........    15.15      18.20        16.50         21.20
   Third Quarter............     8.50      17.40         8.75         19.00
   Fourth Quarter...........     8.90      13.88         9.25         15.40

2002
   First Quarter............    12.00      14.03        12.85         15.57
   Second Quarter(2)........    11.90      16.45        11.59         17.50
   Third Quarter............    11.00      14.40        10.40         14.90
   Fourth Quarter...........     9.79      12.00         9.50         12.10

2003
   First Quarter............    11.30      12.86         9.95         11.24
Monthly Prices
   January, 2003............    11.38      12.86         9.82         12.55
   February, 2003...........    11.35      12.25         9.95         11.24
   March, 2003..............    11.30      12.20        10.00         11.59
   April, 2003..............    12.00      12.00        10.99         12.95
   May, 2003................    13.12      13.80        12.45         13.88

------------------------
(1)          10 Series B shares per ADR.

(2)          Dividend paid

Sources:     Mexican Stock Exchange and the New York Stock Exchange.

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

             As of December 31, 2002, 169 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2002, the ten most actively traded equity issues (excluding banks) represented approximately 69% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico.

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

             At our Extraordinary Stockholders' Meeting held on April 25, 2002, several changes to our bylaws were approved in order to comply with the Mexican Securities and Exchange Law. Our restated bylaws that include these recent amendments were duly registered with the Federal District Public Registry of Commerce on June 20, 2002 under file number 237,658. Our corporate purpose is defined in Article 2 of our bylaws and includes the management and operation of airports as well as a wide range of other commercial activities.

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

            o approval of the 5-year master development plans for each of the airports operated by our subsidiaries,

            o annual approval of the business plan and the investment budget,

            o approval of capital investments not considered in the approved annual budget for each fiscal year,

            o approval of any sale of fixed assets having, individually or jointly, a value greater than U.S.$2.0 million,

            o determine the manner in which the Company shall vote its shares at the shareholders meeting of its subsidiaries, taking into consideration the proposal of the Operating Committee,

            o     proposal to increase our capital or that of our subsidiaries,

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

Our Capital Stock

             The following table sets forth our authorized capital stock and our issued and outstanding capital stock at December 31, 2002:

Capital Stock

                                        Authorized       Issued and outstanding
      Fixed capital stock:
              Series B shares........    255,000,000             255,000,000
              Series BB shares.......     45,000,000              45,000,000
      Variable capital stock:
              Series B shares........     15,789,474                --
              Series BB shares.......              0                --

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

Dividends and Distributions

             At our annual ordinary general stockholders' meeting, the board of directors will submit to the stockholders for their approval our financial statements for the preceding fiscal year. Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the stockholders may from time to time determine including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock. A full discussion of our dividend policy may be found in "Item
8. Financial Information--Dividends."

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

             Series BB shares may only be transferred after conversion into series B shares, and are subject to the following rules:

            o After September 28, 2003, ITA may sell up to 49% of its series BB shares. ITA is required to retain its remaining 51% interest through December 18, 2008.

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

             Under the Mexican Airport Law, any control takeover requires the prior consent of the Ministry of Communications and Transportation. See "Item 4. Information on the Company--Regulatory Framework--Reporting, Information and Consent Requirements."

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

Material Contracts

             Our subsidiaries are parties to the airport concessions granted by the Ministry of Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See "--Sources of Regulation" and "--Scope of Concessions and General Obligations of Concession Holders" under "Regulatory Framework" in Item 4.

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

U.S. Federal Income Tax Considerations

             The gross amount of any distributions paid with respect to the series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of series B shares or ADSs. Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary whether or not they are converted into U.S. dollars. If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of series B shares or ADSs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15%. U.S. holders should consult their own tax advisors regarding the availability of this reduced dividends tax rate in light of their own particular circumstances. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt.

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

             Gain on the sale of our series B shares by a non-Mexican holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance, and provided certain requirements set forth by the Mexican Income Tax Law are complied with. Sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which Mexico is a party. Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the series B shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition.

             For non-Mexican holders that do not meet the requirements referred to above, gross income realized on the sale of the series B shares will be subject to a 5% Mexican withholding tax if the transaction is carried out through the Mexican Stock Exchange. Alternatively, a non-Mexican holder can choose to be subject to a 20% withholding rate on the net gain obtained, as calculated pursuant to Mexican Income Tax Law provisions.

             The Mexican tax rules governing the taxation of gains of non-Mexican holders on dispositions of their shares of ADSs were amended during 2002. Non-Mexican holders who disposed of their series B shares or ADSs during 2002 should consult their own Mexican tax advisors on the Mexican tax treatment of such dispositions.

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

DOCUMENTS ON DISPLAY

             The materials included in this annual report on Form 20-F, and exhibits hereto, may be viewed at the U.S. Securities and Exchange Commission's public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can be downloaded from the Securities and Exchange Commission's website.

Item 11.     Quantitative and Qualitative Disclosures About Market Risk

       We are exposed to market risk from changes in currency exchange rates.

Foreign Currency Risk

             Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2001 and 2002 approximately 40.0% and 37.4%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment).

             We did not have any foreign currency indebtedness at December 31, 2001 and 2002. As of December 31, 2001 and 2002, 30.4% and 2.8%, respectively, of our cash and marketable securities were denominated in dollars. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness. A depreciation of the peso relative to the dollar would also result in foreign exchange losses as the peso value of our foreign currency denominated indebtedness is increased. At December 31, 2001 and 2002, we did not have any outstanding forward foreign exchange contracts. Prior to the maturity of the U.S.$27.7 million of notes due June 30, 2000, we entered into several forward foreign exchange contracts to manage the exchange rate risk associated with this debt.

Item 12.     Description of Securities Other Than Equity Securities

       Not applicable.

                                     PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.  Controls and Procedures

            Within 90 days prior to the date of this Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our acting Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our acting Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

            There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

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

                                    PART III

Item 18.                Financial Statements

             See pages F-1 through F-44, incorporated herein by reference. The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Sureste, S.A. de C.V. and Subsidiaries Page

Report of Independent Accountants.......................................... F-1

Consolidated Balance Sheets as of December 31, 2001 and 2002............... F-3

Consolidated Statements of Income for the Years Ended
   December 31, 2000, 2001 and 2002........................................ F-4

Consolidated Statements of Changes in Stockholders' Equity
   for the Years Ended December 31, 2000, 2001 and 2002....................  F-5

Consolidated Statements of Changes in Financial Position
   for the Years Ended December 31, 2000, 2001 and 2002....................  F-6

Notes to Consolidated Financial Statements.................................  F-7

Item 19.                Exhibits

                        Documents filed as exhibits to this annual report:

       Exhibit No.                       Description
       -----------                       -----------

         1.1** Amended and Restated Bylaws (Estatutos Sociales) of the Company, together with an English translation.

         2.1** Deposit Agreement among the Company, The Bank of New York, and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-6 (File No. 333-12486) filed on September 7, 2000).

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

         4.7** Indemnity Agreement between the Company and the Mexican Federal Government through the Ministry of Communications and Transportation, dated September 28, 2000, together with an English translation (previously filed with the Securities and Exchange Commission as Exhibit 4.7 on Form 20-F dated June 28, 2001 and incorporated by reference herein).

         8.1**    List of subsidiaries of the Company.

         99.0 Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

                                  Grupo Aeroportuario del Sureste, S.A. de C.V.


                                  By:  /s/ ADOLFO CASTRO RIVAS
                                       -------------------------------------
                                       Name:   Adolfo Castro Rivas
                                       Title:  Chief Financial Officer


Dated: June 25, 2003

Certification Required
by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934

            I, Adolfo Castro Rivas, certify that:

      1. I have reviewed this annual report on Form 20-F of Grupo Aeroportuario del Sureste, S.A. de C.V;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

            a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

            c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

            a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

            b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

                                     /s/ ADOLFO CASTRO RIVAS
                             -----------------------------------------
                                        Adolfo Castro Rivas

                                      Chief Financial Officer

Certification Required
by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934

            I, Kjeld Binger, certify that:

      1. I have reviewed this annual report on Form 20-F of Grupo Aeroportuario del Sureste, S.A. de C.V;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

      5. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      6. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      7. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      8. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      9. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      10. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      11. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

                                               /s/ KJELD BINGER
                                   -----------------------------------------
                                                  Kjeld Binger

                                  President and Acting Chief Executive Officer

Consolidated Financial Statements for Grupo Aeroportuario del Sureste, S.A. de C.V. and Subsidiaries Page

Report of Independent Accountants.......................................... F-1

Consolidated Balance Sheets as of December 31, 2001 and 2002............... F-3

Consolidated Statements of Income for the Years Ended
   December 31, 2000, 2001 and 2002........................................ F-4

Consolidated Statements of Changes in Stockholders' Equity
   for the Years Ended December 31, 2000, 2001 and 2002....................  F-5

Consolidated Statements of Changes in Financial Position
   for the Years Ended December 31, 2000, 2001 and 2002....................  F-6

Notes to Consolidated Financial Statements.................................  F-7

REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders of
Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries:


We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries (the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the years ended December 31, 2000, 2001 and 2002, which, as described in Note 2, have been prepared in accordance with generally accepted accounting principles in Mexico. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations, the consolidated changes in their stockholders' equity and the consolidated changes in their financial position for the years ended December 31, 2000, 2001 and 2002, in conformity with accounting principles generally accepted in Mexico.

Generally accepted accounting principles in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of consolidated net income for the years ended December 31, 2000, 2001 and 2002, and the determination of consolidated stockholders' equity as of December 31, 2001 and 2002, to the extent summarized in Note 15 to the consolidated financial statements.


PricewaterhouseCoopers



/s/ Luis Moiron Llosa
-----------------------
Luis Moiron Llosa, C.P.


Mexico, City
February 14, 2003

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2001 AND 2002

       (Expressed in thousands of Mexican Pesos in purchasing power as of
                               December 31, 2002)




                                                                                    2001                 2002
                                                                                    ----                 ----
ASSETS
Current assets:
Cash and marketable securities                                                Ps.     928,876      Ps.     496,827
Trade receivables, net                                                                136,727              166,214
Recoverable taxes and other current assets                                             63,075               59,706
                                                                              ---------------      ---------------

Total current assets                                                                1,128,678              722,747
Machinery, furniture and equipment, net of accumulated
  depreciation of Ps. 76,972 and Ps. 117,696, respectively                            634,342              858,042
Airport concessions, net of accumulated amortization
  of Ps. 635,396 and Ps. 847,685, respectively                                      7,813,807            7,601,518
Rights to use airport facilities, net of accumulated amortization
  of Ps. 258,513 and Ps. 339,953, respectively                                      2,182,567            2,101,127
                                                                              ---------------      ---------------

Total assets                                                                  Ps.  11,759,394      Ps.  11,283,434
                                                                              ===============      ===============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Trade accounts payable                                                        Ps.       1,354      Ps.       2,488
Accrued expenses and other payables                                                    83,951              120,327
                                                                              ---------------      ---------------

Total current liabilities                                                              85,305              122,815

Seniority premiums                                                                        407                  652
Deferred income tax and employees' statutory profit sharing                           394,527              388,709
                                                                              ---------------      ---------------

Total liabilities                                                                     480,239              512,176
                                                                              ---------------      ---------------

Commitments and contingencies

Stockholders' equity:
Capital stock                                                                      10,489,386           10,489,386
Legal reserve                                                                          25,323               38,681
Reserve for repurchase of stock                                                        45,513
Retained earnings                                                                     718,933              243,191
                                                                              ---------------      ---------------

Total stockholders' equity                                                         11,279,155           10,771,258
                                                                              ---------------      ---------------

Total liabilities and stockholders' equity                                    Ps.  11,759,394      Ps.  11,283,434
                                                                              ===============      ===============



        The accompanying notes are an integral part of these consolidated financial statements.

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

       (Expressed in thousands of Mexican Pesos in purchasing power as of
                  December 31, 2002, except per share amounts)


                                                                                 For the years
                                                                               ended December 31,
                                                                   ------------------------------------------
                                                                   2000               2001              2002
                                                                   ----               ----              ----
REVENUES:
Aeronautical services                                         Ps.1,091,016        Ps. 1,045,033     Ps.1,001,380
Non-aeronautical services                                          188,122              185,593          239,221
                                                              ------------        -------------     ------------

Total revenues                                                   1,279,138            1,230,626        1,240,601
                                                              ------------        -------------     ------------

OPERATING EXPENSES:
Cost of services                                                   298,083              304,621          343,922
Technical assistance                                                57,948               40,256           37,425
Concession fee                                                      63,914               61,522           61,994
General and administrative expenses                                111,633              105,269          106,989
Depreciation and amortization                                      320,584              320,208          335,100
                                                              ------------        -------------     ------------

Total operating expenses                                           852,162              831,876          885,430
                                                              ------------        -------------     ------------

Operating income                                                   426,976              398,750          355,171
                                                              ------------        -------------     ------------

COMPREHENSIVE FINANCING RESULT:
Interest income                                                     58,201               83,542           48,242
Interest expense                                                   (17,430)              (1,448)          (1,449)
Exchange losses, net                                                (3,495)              (5,482)          11,956
Loss from monetary position                                        (53,069)             (39,730)         (31,579)
                                                              ------------        -------------     ------------

Net comprehensive financing
(cost) income                                                      (15,793)              36,882           27,170
                                                              ------------        -------------     ------------
Income before income taxes, employees'
statutory profit sharing and extraordinary items                   411,183              435,632          382,341
Provisions for:
Asset tax                                                                                                (31,525)
Income tax and employees' statutory profit sharing                (179,901)            (161,402)        (119,989)
                                                              ------------        -------------     ------------


Income before extraordinary items                                  231,282              274,230          230,827

Contract termination fee                                                                 (7,071)          (7,008)

Loss on natural disaster                                                                                  (3,534)
                                                              ------------        -------------     ------------



Net income                                                    Ps.  231,282        Ps.   267,159     Ps.  220,285
                                                              ============        =============     ============

Earnings per share                                            Ps.     0.77        Ps.      0.89     Ps.     0.73
                                                              ============        =============     ============


        The accompanying notes are an integral part of these consolidated financial statements.


        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

         (Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2002)


                                                                        Reserve for                         Total
                                             Capital         Legal      repurchase        Retained      stockholders'
                                              stock         reserve      of stock         earnings         equity
                                              -----         -------      --------         --------         ------


Balance at December 31, 1999             Ps.10,489,386     Ps. 2,398                    Ps. 288,930      Ps.10,780,714

Transfer to legal reserve                                     11,547                        (11,547)
Comprehensive income                                                                        231,282            231,282
                                         -------------     ---------     ----------     -----------      -------------

Balance at December 31, 2000                10,489,386        13,945              -         508,665         11,011,996

Transfer to legal reserve                                     11,378                        (11,378)

Transfer to reserve for repurchase
of stock                                                                Ps. 45,513          (45,513)
Comprehensive income                                                                       267,159            267,159
                                         -------------     ---------     ----------     -----------      -------------

Balance at December 31, 2001                10,489,386        25,323         45,513         718,933         11,279,155

Transfer to legal reserve                                     13,358                        (13,358)
Cancellation of reserve for repurchase
of stock                                                                    (45,513)         45,513
Dividends paid                                                                             (469,308)          (469,308)
Income tax paid on dividends                                                               (258,874)          (258,874)
Comprehensive income                                                                        220,285            220,285
                                         -------------     ---------     ----------     -----------      -------------

Balance at December 31, 2002             Ps.10,489,386     Ps.38,681    Ps.       -     Ps. 243,191      Ps.10,771,258
                                         =============     =========    ===========     ===========      =============




              The accompanying notes are an integral part of these
                       consolidated financial statements.

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


          (Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2002)


                                                                            For the years
                                                                          ended December 31,
                                                             --------------------------------------------

                                                             2000                2001                2002
                                                             ----                ----                ----

Operating activities:
Net income before extraordinaries items                   Ps. 231,282        Ps. 274,230         Ps. 230,827
Adjustments to reconcile net income to
  resources provided by (used in)
  operating activities:
Depreciation and amortization                                 320,584            320,208             335,100
Deferred income tax and employees'
  statutory profit sharing                                    179,901            161,402             119,989
Change in deferred income tax
  resulting from inflation effects on
  monetary deferred tax balances                               11,349
Other                                                                             (1,674)
Changes in operating assets and liabilities:
Trade receivables                                              18,479            (31,452)            (29,487)
Recoverable taxes and other current assets                     48,731            (43,747)              3,369
Recoverable asset tax                                                                               (124,370)
Trade accounts payable                                          4,799            (11,286)              1,134
Accrued expenses and other liabilities                        (29,251)            13,378              35,184
                                                          -----------        -----------         -----------
Resources provided by operating activities
before extraordinary items                                    785,874            681,059             571,746
Contract termination fee                                                          (7,071)             (7,008)
Loss on natural disaster                                                                              (3,534)
                                                          -----------        -----------         -----------

Resources provided by operating activities                    785,874            673,988             561,204
                                                          -----------        -----------         -----------

Financing activities:
Dividends paid                                                                                      (469,308)
Tax on dividends paid                                                                               (258,874)
Notes payable and accrued interest thereon                   (326,100)
                                                          -----------        -----------         -----------

Resources used in financing activities                       (326,100)                              (728,182)
                                                          -----------        -----------         -----------

Investing activities:
Purchase of machinery, furniture and
equipment                                                    (233,328)          (362,914)           (265,071)
                                                          -----------        -----------         -----------

Resources used in investing activities                       (233,328)          (362,914)           (265,071)
                                                          -----------        -----------         -----------

Increase (decrease) in cash and marketable
  securities                                                  226,446            311,074            (432,049)
Cash and marketable securities, beginning
  of period                                                   391,356            617,802             928,876
                                                          -----------        -----------         -----------

Cash and marketable securities, end of
  period                                                  Ps. 617,802        Ps. 928,876         Ps. 496,827
                                                          ===========        ===========         ===========


        The accompanying notes are an integral part of these consolidated financial statements.

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

          (Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2002, except per share and share amounts)


1. Formation and Description of Business

Grupo Aeroportuario del Sureste, S. A. de C. V. ("ASUR"), a Mexican company, was incorporated in April 1998, as a wholly-owned entity of the Mexican government to operate, maintain and develop nine airports in the Southeast region of Mexico. The nine airports are located in the following cities: Cancun, Cozumel, Merida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlan. ASUR and its subsidiaries are collectively referred to as the "Company".

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

In June 1998, the Ministry of Communications and Transportation granted to subsidiaries of ASUR the concessions to operate, maintain and develop the nine airports of the Southeast group for a period of 50 years commencing on November 1, 1998, for Ps. 10,416,953 (December 31, 2002 pesos), excluding value added tax. The concession period may be extended by the parties under certain circumstances. The acquisition cost of the airport concessions was paid through the issuance of capital stock of ASUR (see Note 7). The cost of the airport concessions was determined by the Mexican government with reference to the price paid by Inversiones y Tecnicas Aeroportuarias, S. A. de C. V. ("ITA") for its investment in ASUR (see below). Beginning November 1, 1998, the Company is also required to pay the Mexican government annual concession fees currently equal to 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concessions. Payments against the concession fees are made every two months.

Notwithstanding the Company's rights to operate, maintain and develop the nine airports, pursuant to the Mexican General Law of National Assets, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon expiration of the Company's concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican nation.

In December 1998 and in March 1999, the Mexican government sold an aggregate 15% equity interest in ASUR to ITA, pursuant to a public bidding process. ITA paid the Mexican government an aggregate of Ps.1,165,076 (nominal), excluding interest, in exchange for: (i) 45,000,000 Class I Series BB shares (see Note 7) representing 15% of ASUR's capital stock; (ii) options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding at the time of exercise, each determined on a fully diluted basis, from the Company; and (iii) the right and obligation to enter into several agreements, including a technical assistance agreement, under terms established during the bidding process. ITA is a consortium consisting of Copenhagen Airports A/S (25.5%), Triturados Basalticos y Derivados, S. A. de C. V. (25.5%), Groupe Vinci S. A. (24.5%) and Cintra Concesiones de Infraestructura de Transporte, S.A. (24.5%). In 2002, Cintra Concesiones de Infraestructura de Transporte, S. A. transferred its 24.5% ownership in ITA to Ferrovial Aeropuertos, S. L. ITA's Series "BB" shares provide it with certain rights including the right to elect two members of the Company's board of directors and veto rights with respect to certain corporate actions. The technical assistance agreement provides ITA with certain rights including the right to appoint and remove the Company's chief executive officer and half of its most senior members of management.

On October 3, 2000, the Mexican government sold 18,539,350 Series "B" shares and 20,319,978 American Depositary Shares, each of which represents ten Series "B" shares, of the Company's common stock to public investors. Subsequent to this sale, the Mexican government's direct interest in the Company was approximately 11.1%. The Company's Series "B" shares and American Depositary Shares are traded on the Mexican Stock Exchange and the New York Stock Exchange, respectively.

2.  Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA").

The principal accounting policies followed by the Company are as follows:

a)  Basis of presentation

All significant intercompany balances and transactions have been eliminated. The consolidated subsidiaries of the Company are:

       Subsidiary                                          Ownership interest
       ----------                                          ------------------

Aeropuerto de Cancun, S. A. de C. V.                              99.99%
Aeropuerto de Cozumel, S. A. de C. V.                             99.99%
Aeropuerto de Merida, S. A. de C. V.                              99.99%
Aeropuerto de Huatulco, S. A. de C. V.                            99.99%
Aeropuerto de Oaxaca, S. A. de C. V.                              99.99%
Aeropuerto de Veracruz, S. A. de C. V.                            99.99%
Aeropuerto de Villahermosa, S. A. de C. V.                        99.99%
Aeropuerto de Tapachula, S. A. de C. V.                           99.99%
Aeropuerto de Minatitlan, S. A. de C. V.                          99.99%
Servicios Aeroportuarios del Sureste, S. A. de C. V.              99.99%

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

b)  Recognition of the effects of inflation

The consolidated financial statements have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information" ("Bulletin B-10") issued by the MIPA, and determined as follows:

o The statements of income and changes in stockholders' equity were restated applying Mexican National Consumer Price Index ("Mexican CPI") factors from the periods in which the transactions occurred. The financial statements of the Company for the years ended December 31, 2000 and 2001 have been restated for comparability purposes to December 31, 2002 purchasing power, by applying the restatement factors of 1.1040 and 1.0570, respectively.

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

c)  Cash and marketable securities

Cash and marketable securities includes cash, temporary investments and marketable securities expected to be held less than one year. As of December 31, 2001 and 2002, cash and marketable securities consisted primarily of money market accounts and short-term Mexican government bonds.

d)  Machinery, furniture and equipment, net

Depreciation of machinery, furniture and equipment is based upon the restated carrying value of the assets and is recognized using the straight-line method over the estimated remaining useful lives of the assets. The useful lives of the Company's machinery, furniture and equipment is as follows:

                                                  Years
                                                  -----

Improvements to concessioned assets                50
Machinery and equipment                         2 and 10
Office furniture and equipment                     10
Computer equipment                                  3
Automotive equipment                                5
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

The acquisition cost of the nine airport concessions of Ps.10,416,953 (December 31, 2002 pesos) was allocated to the rights to use the airport facilities (Ps.2,386,102) and to certain environmental liabilities assumed (Ps.12,726) with the excess acquisition cost recorded as airport concessions (Ps.8,043,577). The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser. The amounts allocated to the environmental liabilities assumed are based on management's best estimate of the actual costs to be incurred and reflect the terms of an agreement with the environmental authorities (see Note
13).

The acquisition cost of the rights acquired from Cancun Air, Dicas and Aeropremier of Ps. 460,604 was allocated to the rights to use the airport facilities (Ps.54,978) with the excess acquisition cost recorded as airport concessions (Ps.405,626). The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser.

The rights to use the airport facilities are being amortized on a straight-line basis over the estimated remaining useful lives of the underlying assets. The amounts allocated to the airport concessions are being amortized on a straight-line basis over the life of the concessions and the rights acquired.

f)  Review of the book value of long - lived assets
The Company estimates the recoverable value of the rights to use airport facilities, airport concessions and improvements to concessioned assets to be the estimated discounted future net cash flows from the nine airport concessions in the aggregate. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized. At December 31, 2001 and 2002, the recoverable value exceeds the net book value.

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

Under the Airport Law and its regulations, the Company's revenues are classified as Airport Services, Complementary Services or Commercial Services. Airport Services consist primarily of the use of runways, taxiways and aprons for landings and departures, aircraft parking, the use of passenger walkways, security services, hangars, automobile parking facilities as well as the general use of terminal space and other infrastructure by aircraft, passengers and cargo, including the lease of space essential for the operation of airlines and complementary service providers. Complementary Services consist primarily of ramp and handling services, catering, maintenance and repair and related activities that provide support to air carriers. Revenues from access fees charged to third parties providing complementary services are classified as Airport Services. Commercial Services consist of services that are not considered essential to the operation of an airport, such as the lease of space to retailers, restaurants and banks. The following table presents the Company's revenues for the years ended December 31, 2000, 2001 and 2002, using the classifications established under the Airport Law and its regulations (see below for discussion of revenue regulation):


                                                                           Year ended
                                                                          December 31,
                                                        -----------------------------------------------

                                                          2000                2001               2002
                                                          ----                ----               ----
Regulated services:
  Airport services                                  Ps.   1,164,818     Ps.   1,117,991     Ps.   1,068,737
                                                    ---------------     ---------------     ---------------

Non-regulated services:
  Airport services:
    Access fees from non-permanent
    ground transportation                                    14,972               3,144               2,251
    Car parking lots and related access fees                  8,899              12,906              15,229
    Other access fees                                         1,039                 949               1,748
  Complementary services                                        953
  Commercial services                                        84,186              88,519             146,184
  Other services                                              4,271               7,117               6,452
                                                    ---------------     ---------------     ---------------
Total non-regulated services                                114,320             112,635             171,864
                                                    ---------------     ---------------     ---------------

                                                    Ps.   1,279,138     Ps.   1,230,626     Ps.   1,240,601
                                                    ===============     ===============     ===============

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

On February 18, 2000, the Ministry of Communications and Transportation issued an official communication stating that it had finalized its review of the Company's compliance with the maximum rates for 1999. In this communication, the Ministry of Communications and Transportation found that, through no fault of the Company, certain variables and information initially used to determine the maximum rates was not properly reflected in the rate regulations. In a subsequent official communication dated February 28, 2000, the Ministry of Communications and Transportation, pursuant to the Mexican Airport Law and its regulations, amended the maximum rates of the Company's subsidiary concession holders from 2000 to 2003 to properly reflect these variables and information.

During the years ended December 31, 2001 and 2002, the Company issued credits to select customers of certain airports in order to comply with the maximum rates established by the Ministry of Communications and Transportation applicable to each airport. The Company received an official communication from the Ministry of Communications and Transportation indicating compliance with the maximum rates at each airport for the years ended December 31, 2001 during 2002 and expects to receive an official communication indicating compliance with the maximum rates at each airport for the years ended December 31, 2002 during 2003.

i) Transactions in foreign currency and exchange rate differences

Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rates in effect as of the balance sheet dates. Currency exchange fluctuations are included in income for the period and reflected in comprehensive financing cost.

j) Deferred income tax, employees' statutory profit sharing and tax on dividendsDeferred income tax is recorded using the full-scope method of assets and liabilities, which consist of determining deferred income tax by applying the corresponding tax rate to the differences between the book and tax values of assets and liabilities at the date of the financial statements.

Deferred employees' statutory profit sharing is calculated based on nonrecurring temporary differences between the book profit and the profit subject to employees'statutory profit sharing.

Deferred income tax and employees' statutory profit sharing assets are reduced, if necessary, by the amount of any tax benefits for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

Tax on dividends is recorded against retained earnings in accordance with Circular 35 issued by the MIPA.

k)  Comprehensive income

As of January 1, 2001 Bulletin B-4 "Comprehensive Income", became effective. This bulletin requires that the various item-making up the capital gains (losses) during the year be shown in the statements of stockholders' equity under the heading of Comprehensive Income (loss). In the case of the Company, there is no difference between net income for the year and comprehensive income and is reported as comprehensive income in the income statements as well as the statements of stockholders' equity.

l) Earnings per share

Basic earnings per share were computed by dividing income available to stockholders by the weighted-average number of shares outstanding (see Note 7). Weighted-average shares outstanding for calculating diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into shares, using the treasury stock method. Under the treasury stock method, proceeds received from the assumed exercise of the stock options would be used to repurchase the Company's shares at the average market price during the period.

The weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the years ended December 31, 2000, 2001 and 2002. Options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding, at the time of exercise, each determined on a fully diluted basis, were outstanding during the years ended December 31, 2000, 2001 and 2002 but were not included in the computation of diluted earnings per share because the assumed exercise would be antidilutive.

m) Concentrations

Trade receivables consist primarily of receivables from major domestic and international airlines. Approximately 40% and 48% of trade receivables as of December 31, 2001 and 2002, respectively, were receivable from air carriers and other entities controlled by Cintra S. A. de C. V. ("Cintra") including Mexicana, Aeromexico, Aerocaribe, Aerocozumel and Aerolitoral. A majority of Cintra's capital stock is owned by the Institute for the Protection of Bank Savings, a decentralized entity within the Mexican federal public administration, and by the Mexican government.

In addition, a significant portion of revenues is generated from services provided to a small number of customers. Approximately 29%, 30% and 27% of total revenues for the years ended December 31, 2000, 2001 and 2002, respectively, were generated from services provided to the air carriers and other entities controlled by Cintra.

Further, approximately 70%, 70% and 70% of revenues during the years ended December 31, 2000, 2001 and 2002, respectively, were generated from operations at the Cancun International Airport.

n) Recently issued accounting standards:

In November 2001, the MIPA issued revised Bulletin C-9 "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"), which supersedes existing Bulletin C-9, "Liabilites" and Bulletin C-12, "Contingencies and Commitments". Bulletin C-9 establishes a methodology for the valuation, presentation and disclosure of liabilities and provisions, as well as for the valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, the Bulletin establishes guidelines for the recognition of liabilities and derecognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceeds the company's immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. The adoption of Bulletin C-9 on January 1, 2003, is not expected to have an impact on the Company's financial statements.

In December 2001, the MIPA issued Bulletin C-8, "Intangible Assets" ("Bulletin C-8"), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs could be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over its useful life. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. The adoption of Bulletin C-8 on January 1, 2003, is not expected to have an impact on the Company's financial statements.

In 2002, the MIPA issued Statement C-15 "Impairment of Long-Lived Assets and Their Disposal" ("Statement C-15"), which will be effective as of January 1, 2004, although early adoption is recommended. Statement C-15 provides specific criteria in determining when there is an impairment in the value of long-lived assets, for both tangible and intangible assets. Furthermore, Statement C-15 establishes a methodology for calculating and recording losses arising from the impairment of assets and their reversal. Also, Statement C-15 provides guidance for presentation and disclosure in the case that there is subsequent reversal of the impairment. In addition, Statement C-15 provides guidance for the accounting, presentation and disclosure for discontinued operations. The Company is currently evaluating the impact that the adoption of Statement C-15 will have on the consolidated financial statements.

3.       Trade receivables, net

 As of December 31, 2001 and 2002, trade receivables, net consist of the following:

                                                        December 31,
                                               --------------------------

                                                2001                2002
                                                ----                ----

Trade receivables                          Ps.    143,063      Ps.    172,129
Less: allowance for doubtful accounts              (6,336)             (5,915)
                                           --------------      --------------

                                           Ps.    136,727      Ps.    166,214
                                           ==============      ==============

The following table presents the roll forward of the allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002:

                                                          December 31,
                                         ---------------------------------------

                                            2000          2001        2002
                                            ----          ----        ----

Balance at the beginning of the period  (Ps.     819) (Ps.  6,616) (Ps.   6,336)
Increase in the allowance                     (5,866)
Write-offs                                                                   79
Effects of inflation                              69          280           342
                                         -----------   ----------   -----------

Balance at the end of the period        (Ps.   6,616) (Ps.  6,336) (Ps.   5,915)
                                         ===========   ==========   ===========

4. Machinery, furniture and equipment

As of December 31, 2001 and 2002, machinery, furniture and equipment, net consists of the following:

                                                    December 31,
                                              --------------------------

                                               2001                2002
                                               ----                ----

Machinery and equipment                   Ps.     40,284     Ps.    39,713
Office furniture and equipment                    38,311            42,812
Automotive equipment                              72,040            77,165
Improvements to concessioned assets (a)          367,923           623,682
Construction in progress and other               192,756           192,366
                                          --------------     -------------

Total                                            711,314           975,738
Less: accumulated depreciation                   (76,972)         (117,696)
                                          --------------     -------------

                                          Ps.    634,342     Ps.   858,042
                                          ==============     =============

Depreciation expense for the years ended December 31, 2000, 2001 and 2002 was Ps.26,852, Ps.26,479 and Ps.41,371, respectively.

(a) Improvements to concessioned assets as of December 31, 2001 and 2002 were comprised of the following: December 31,

                                    2001                2002
                                    ----                ----

Buildings                      Ps.   156,562       Ps     282,629
Air side                             161,012              202,925
Land side                             12,918               60,670
Technical installations               31,604               54,654
Machinery and equipment                                     6,719
Security equipment                     2,973                9,067
Others                                 2,854                7,018
                               -------------       --------------

                               Ps.   367,923       Ps.    623,682
                               =============       ==============

5. Airport concessions

As stated in Note 1, in June 1998, the Ministry of Communications and Transportation granted to the Company the concessions to operate, maintain and develop nine airports in the Southeast region of Mexico for Ps.10,416,953 (December 31, 2002 pesos). The total cost of the airport concessions, at the acquisition date, were allocated to the rights to use the airport facilities based on the assets' depreciated replacement cost, as determined by an independent appraiser, and to certain environmental liabilities assumed based on management's best estimate of the actual costs to be incurred, with the excess acquisition cost allocated to the airport concessions as follows:

                                                                      Estimated
                                                                     useful life
                                                                     -----------
                                                                       (years)

Acquisition cost                            Ps.   10,416,953
                                            ================
allocated to:
Rights to use airport facilities:
  Runways, taxiways, aprons                 Ps.    1,296,906            47-49
  Buildings                                          419,485            24-50
  Other infrastructure                               108,556            5-31
  Land                                               561,155             50
                                            ----------------

                                                   2,386,102
Environmental liabilities                            (12,726)
Airport concessions                                8,043,577             50
                                            ----------------
Total                                       Ps.   10,416,953
                                            ================

Total amortization expense for the years ended December 31, 2000, 2001 and 2002 was Ps.241,665, Ps.241,665, and Ps.241,665, respectively.

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

                                                  Estimated
                                                   useful
                                                   lives
                                                   -----
                                                   (years)

Acquisition cost          Ps.   460,604
                          =============
allocated to:
Rights to use:
Buildings                 Ps.    48,038            27-50
Other infrastructure              6,940            12-17
                          -------------
                                 54,978
Airport concessions             405,626           7.5-11
                          -------------
Total                     Ps.   460,604
                          =============

Amortization of the rights to use the underlying facilities is recorded on a straight-line basis over the estimated remaining useful lives of the assets. Amortization of amounts allocated to airport concessions is recorded over the term of the rights acquired. Amortization expense for the years ended December 31, 2000, 2001 and 2002 was Ps. 52,064, Ps. 52,064 and Ps. 52,064, respectively.

7. Stockholders' equity

ASUR, a corporation with variable capital, was incorporated on April 1, 1998, through the issuance of 1,000,000 Class I Series "A" common shares representing the fixed capital stock. In December 1998, the Company issued three series of Class II variable capital stock comprised of 3,960,310,815 Series "A" shares, 2,640,873,876 Series "B" shares and 1,165,091,416 Series "BB" shares in exchange for the cancellation of the aggregate liabilities of Ps. 10,487,475 (Ps. 7,766,276 nominal) incurred in connection with the acquisition of the airport concessions and machinery, furniture and equipment from the Mexican government. For accounting purposes, the capitalization and share issuance has been given effect as of November 1, 1998.

On October 12, 1999, the Company's stockholders: 1) authorized the issuance of 6,602,184,691 fixed capital Class I series B shares in exchange for the 1,000,000 fixed capital Class I Series "A" shares, the 3,960,310,815 variable capital Class II Series "A" shares and the 2,640,873,876 variable capital Class II Series "B" shares then outstanding; 2) authorized the issuance of 1,165,091,416 fixed capital Class I Series "BB" shares for the 1,165,091,416 variable capital Class II Series "BB" shares; and 3) declared a one for
25.89092035667 reverse stock split effective as of such date. The share exchange results in the reclassification of all of the Company's variable capital stock to fixed capital stock. The reverse split adjusted number of shares outstanding as of December 31, 1999 and 2000 is 255,000,000 Class I Series "B" shares and 45,000,000 Class I Series "BB" shares. Basic and diluted earnings per share amounts have been adjusted retroactively to give effect to the one for
25.89092035667 reverse stock split.

As of December 31, 2001 and 2002, capital stock was restated as follows:

                       Nominal                                    Restated
                        value              Restatement              value
                        -----              -----------              -----
Capital stock:
Fixed              Ps.   7,767,276       Ps.   2,722,110     Ps.10,489,386
                   ===============       ===============     =============

Each of ASUR and its subsidiaries are legally required to allocate at least 5% of their unconsolidated annual net income to a legal equity reserve fund. This allocation must be continued until the equity reserve is equal to 20% of the issued and outstanding capital stock of the relevant company. Mexican corporations may pay dividends only out of earnings after such allocation to the reserve fund. As of December 31, 2001 and 2002, the consolidated reserve fund balance was Ps25,323 and Ps.38,681, respectively.

At the April 27, 2001 general stockholders' meeting, the shareholders agreed to apply 20% of net income generated in 2000 to establish a reserve within stockholders' equity for the repurchase of shares amounting to Ps.45,513 (Ps.41,016 nominal).

At the April 25, 2002 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps.469,308 (Ps.444,000 (nominal), or Ps.1.48 (nominal) per share), thus giving rise to an income tax of Ps.258,874 (Ps.244,907 nominal), since they were not from the After-tax Earnings Account (See Note 10).

At the December 25, 2002 general stockholders' meeting, the shareholders agreed to reverse the repurchase of shares reserve amounting to Ps 45,513, against retained earnings.

Stock Options

In connection with the sale of the 15% equity interest in the Company to ITA, the Company issued to ITA options to purchase newly issued Series "B" shares representing 2%, 2% and 1% of total shares outstanding at the time of each exercise, determined on a fully diluted basis, from the Company during three exercise periods provided that ITA has complied with its obligations under the technical assistance agreement and the stock ownership restrictions set forth in ASUR's bylaws. The exercise periods and the percentage of equity that can be acquired are as shown as follow:

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

ITA is entitled to exercise all the options immediately if: i) any other stockholder or group of related stockholders acquires at least 35% of ASUR's capital stock; ii) a merger is approved which dilutes the holdings of ASUR's stockholders by more than 35%, or iii) the price per share of ASUR's Series "B" shares is at least US$5.29118603 on a split adjusted basis.

ITA is authorized to transfer or assign its options to any of its stockholders or their related companies prior to the start of the first exercise period. After the first exercise period, ITA or any holder of the options is entitled to transfer its options to any party that is entitled to be a stockholder of a concession holder under the Airport Law.

Dividends

See Note 10.

8.  Rentals under operating leases

The Company leases commercial space inside and outside the terminals to third parties under operating leases. The following is a schedule by years of minimum future rentals on noncancelable operating leases as of December 31, 2002 including minimum secured commercial lease agreements per passenger:

         Period ending December 31:

         2003                                Ps.      195,925
         2004                                         227,466
         2005                                         242,727
         2006                                         259,178
         2007                                         275,788
         Thereafter                                 1,242,493
                                              ---------------

                                              Ps.   2,443,577
                                              ===============

9. Foreign currency balances and transactions

The foreign currency position of monetary items at December 31, 2001 and 2002, were as follows:

                                Foreign currency    Period end
                                     amounts      exchange rate   Mexican pesos
                                     -------      -------------   -------------

                                   (thousands)                     (thousands)

December 31, 2001
Assets:

Cash and marketable securities      US$  29,141      Ps. 9.169        Ps.267,194
Prepaids                                  3,336          9.169            30,583
Liabilities:
Accrued expenses
   and other payables                     2,196          9.169            20,135



                                Foreign currency    Period end
                                     amounts      exchange rate   Mexican pesos
                                     -------      -------------   -------------

                                   (thousands)                     (thousands)

December 31, 2002
Assets:

Cash and marketable securities      US$   1,342     Ps. 10.439         Ps.14,010

Prepaids                                  3,685         10.439           38,469
Deposits                                    104         10.439            1,086
Liabilities:
Accrued expenses
   and other payables                       377         10.439            3,936


The principal foreign currency transactions during the year ended December 31, 2000, 2001 and 2002, were as follows:

                                                  Foreign currency              Average
                                                      amounts                exchange rate         Mexican pesos
                                                      -------                -------------         -------------
                                                    (thousands)                                    (thousands)



Year ended December 31, 2000 Income statement:
 Technical assistance fees and
   related costs                                    US$  5,000               Ps.  9.933               Ps.49,665
     Interest expense                                    1,390                    9.878                  13,731
Professional services expenses                             788                    9.836                   7,751
Other                                                      111                    9.892                   1,098

                                                  Foreign currency              Average
                                                       amounts               exchange rate         Mexican pesos
                                                       -------               -------------         -------------
                                                    (thousands)                                    (thousands)

Year ended December 31, 2001 Income statement:
 Technical assistance fees and
   Related costs                                    US$  3,319                Ps. 9.323               Ps.30,944
Professional services expenses                             404                    9.460                   3,822
Other                                                    1,340                    9.323                  12,493

Year ended December 31, 2002 Income statement:
 Technical assistance fees and
   Related costs                                    US$  3,234                Ps.10.043               Ps.32,481
Professional services expenses                             487                    9.762                   4,754
Other                                                    1,027                    9.820                  10,084

The prevailing exchange rate between the Mexican Peso and the US dollar at December 31, 2001 and 2002 was Ps.9.1695 and Ps.10.3125, per US dollar, respectively. The exchange rate was Ps.10.9832 per US dollar on February 14, 2003.

10. Income tax, asset tax and employees' statutory profit sharing

The Company does not currently prepare a consolidated tax return.

Under current Mexican Income Tax Law, ASUR and its subsidiaries must pay the higher of the income tax or the asset tax. The asset tax is a minimum tax, which is calculated as 1.8% of the average tax value of virtually all of the Company's assets (including the airport concessions), less the average tax value of certain liabilities (basically liabilities with Mexican residents excluding those with financial institutions or their intermediaries). The average tax value of each asset or liability is calculated differently depending on its classification under the tax law. The Company's subsidiaries are exempt from the asset tax through 2001, since they commenced operations in 1998. In 2002, the Company incurred Ps.155,895 in asset taxes of which Ps.31,525 was directly charged to income for the year, since there was no certainty of its recoverability in the future. The remaining asset taxes is estimated to be recovered in the following ten years, when income tax incurred exceeds asset tax in any of those years, and may be restated by applying factors derived from the NCPI.

Employees' statutory profit sharing in Mexico is determined for each subsidiary, rather than on a consolidated basis. Under Mexican law, the Company became subject to the employees' statutory profit sharing beginning January 1, 2000.

The components of income tax and employees' statutory profit sharing expense for the years ended December 31, 2000, 2001 and 2002 are as follows:

                                                 For the years
                                              ended December 31,
                                  ------------------------------------------

                                   2000            2001            2002
                                   ----            ----            ----
Income tax deferred          (Ps.   140,168)  (Ps.   161,402)  (Ps.   118,499)

Employees' statutory profit
 sharing:
   Deferred                         (39,733)        -                  (1,490)
                              -------------    -------------   --------------
Provision for income tax
   and employees' statutory
   profit sharing            (Ps.   179,901)  (Ps.   161,402)  (Ps.   119,989)
                              =============    =============    =============

The following items represent the principal differences between income tax computed at the statutory tax rate and the Company's provision for income taxes for the years ended December 31, 2000, 2001 and 2002:

                                                      For the
                                                    years ended
                                                   December 31,
                                  ---------------------------------------------

                                   2000                2001               2002
                                   ----                ----               ----

Tax at statutory rate                (35%)              (35%)              (35%)
Change in tax rate
Non-deductible items and other
permanent differences                   2%               (2%)               (1%)
Increase in valuation allowance       (1%)               (1%)               (7%)
Change in income tax rate                                                    12%
                                  --------              -----             ------

Provision for income taxes           (34%)              (38%)              (31%)
                                  ========              =====             ======

Under the amendments to the Income Tax Law in effect beginning January 1, 2002, the income tax rate will be 35% in 2002 and will be gradually reduced by 1% a year beginning in 2003 until it reaches 32% in 2005. As a result of the tax rate reduction, the Company reduced its deferred tax liability by Ps.44,817 with a corresponding credit to income.

The tax and employee's statutory profit sharing effects of temporary differences that give rise to significant deferred tax and employee's statutory profit sharing assets and liabilities at December 31, 2001 and 2002, are as follows:

                                                                       December 31,
                                                                       ------------

                                                                 2001                 2002
                                                                 ----                 ----
Deferred income tax
Deferred tax assets:
     Tax loss carryforwards                                 Ps.    297,391       Ps.   371,283
     Other                                                          11,720               7,412
     Valuation allowance                                           (12,731)            (37,516)
                                                            --------------       -------------

                                                                   296,380             341,179
Deferred tax liabilities:
     Airport concessions and rights to use
        airport facilities                                        (652,726)           (813,961)
     Other                                                            (121)             (2,801)
                                                            ---------------       ------------

                                                                  (652,847)           (816,762)
                                                            --------------       -------------

Net deferred tax liabilities before recoverable asset tax         (356,467)           (475,583)

Recoverable asset tax, net of valuation
allowance of Ps.31,525                                            -                    124,370
                                                            --------------       -------------

Net deferred tax liabilities                               (Ps     356,467)     (Ps    351,213)
                                                            ==============       =============

Deferred employees' statutory profit sharing:
Net deferred employees' statutory profit sharing
   liabilities recognized in respect of all the non
   recurring temporary differences generated during
   the period, between the tax and the book basis          (Ps.     38,060)     (Ps.    37,496)
                                                            --------------       -------------

Net deferred income tax and employees'
   statutory profit sharing liabilities                    (Ps.    394,527)     (Ps.   388,709)
                                                            ==============       =============

Based on the weight of available evidence as of December 31, 2001 and 2002, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2001 and 2002, for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

The change in deferred income tax assets (liabilities) for the years ended December 31, 2000, 2001 and 2002 were as follows:

                                                           For the years ended
                                                                December 31
                                                ------------------------------------------

                                                 2000               2001            2002
                                                 ----               ----            ----

Beginning balance                         (Ps.    43,548)     (Ps.  195,065)    (Ps.   356,467)
Deferred income tax expense                     (140,168)          (161,402)          (119,989)
Change in deferred income taxes
  resulting from inflation effects on
  monetary deferred tax balances                 (11,349)            -                     873
Deferred asset tax balance                          -                -                 124,370
                                           -------------       ------------      -------------

Ending balance                            (Ps.   195,065)     (Ps.  356,467)    (Ps.   351,213)
                                           =============       ============      =============

For tax purposes, the Company is currently amortizing the value of its airport concessions at rates ranging from 6% to 10%. Prior to 2002, tax losses (including those generated from the tax amortization of the airport concessions) may be carried forward until the expiration of the initial term of the concessions. Beginning in 2002, tax losses incurred may be amortized over the following ten years. As of December 31, 2001 and 2002, the Company had tax loss carryforwards of approximately Ps.849,689 and Ps.1,160,259, respectively.

Dividends paid from retained earnings are exempt from income tax provided they arise from the After-tax Earnings Account, and any excess is subject to 34% on the result of multiplying dividends paid by the factor of 1.5152. The respective tax is payable by the Company and may be credited against income tax for the same year in which the dividends are paid, or against income tax of the following two years. Dividends paid are not subject to tax withholding. In the event of a capital reduction, the amount exceeding capital contributions, restated as provided in the Income Tax Law, is accorded the same tax treatment as dividends, as required by the Income Tax Law. Through December 31, 2002, the Company has generated minimal after tax earnings.

Substantially all of the Company's consolidated retained earnings were generated by its subsidiaries. Retained earnings may be distributed to the Company's shareholders to the extent the Company's subsidiaries have distributed earnings to ASUR.

11. Technical assistance agreement

In connection with the sale of the Series "BB" shares to ITA, ASUR entered into a technical assistance agreement with ITA in which ITA and its stockholders agreed to provide management and consulting services and transfer industry expertise and technology to ASUR in exchange for a technical assistance fee. The agreement has an initial fifteen-year term and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The Company may only exercise its termination right pursuant to a stockholder's resolution. ITA began providing assistance under the agreement on April 19, 1999.

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

ITA's Series "BB" shares were placed in a trust to, among other things, ensure performance under the technical assistance agreement.

12. Related party transactions

In addition to the revenues earned from Cintra, the Company recorded revenues from several Mexican federal and state government agencies. Revenues from related parties excluding Cintra were Ps.8,527, Ps.6,882 and Ps.2,718 for the years ended December 31, 2000, 2001 and 2002, respectively.

During the years ended December 31, 2000, 2001 and 2002, the Company recorded expenses of Ps.47,452, Ps.53,696 and Ps.53,562, respectively, for electricity, waste disposal, water and other services obtained from entities or agencies of the Mexican government. Also, during the years ended December 31, 1999 and 2000, the Company granted construction contracts for the Cancun, Merida, Cozumel and Oaxaca airports totaling Ps.64,771 and Ps.14,471, respectively, to Triturados Basalticos y Derivados, S. A. de C. V., a shareholder of ITA. As of December 31, 2000, the Company had advance payments of Ps.2,771 related to these construction projects. These construction projects were concluded during the years ended December 31, 2000 and 2001.

Also, see Notes 2(m), 7 and 11 for disclosures concerning certain other transactions with related parties.

13. Commitments and contingencies

a) In December 2001, the Company entered into a new 12 month operating lease for monthly payments of US$28,993. In September 2002, the Company entered in to a 12 month operating lease for monthly payments of US$29,460.

     Rental expense was approximately Ps. 5,822, Ps. 3,508 and Ps.3,527 for the years ended December 31, 2000, 2001 and 2002, respectively.

b) On September 30, 1999, the Company submitted its Master Development Plans for each of the nine airports to the Ministry of Communications and Transportation for approval. These plans were approved by the Ministry of Communications and Transportation on July 28, 2000. Based on the Master Development Plans ("MDP"), the Company has committed to make aggregate improvements of Ps.1,079,190 from 1999 to 2003 as follows:

         Period                                       Amount
         ------                                       ------
         May 1, 1999 to December 31, 2000          Ps.     553,748
         2001                                              262,708
         2002                                              187,105
         2003                                               75,629
                                                   ---------------
         Total                                     Ps.   1,079,190
                                                   ===============

    Pursuant to the approval of the Company's investment programs, the Ministry of Communications and Transportation authorized the Company to complete by December 31, 2000 any projects which were required to have been completed prior to December 31, 1999 under the terms of the concessions.

    On November 30, 2000, the Ministry of Communications and Transportation issued a communication informing the Company that it considers the investment program for the years 1999-2000 to have been complied with, in view of the fact that the Company signed agreements for 100% of the aggregate improvement amounts required during the periods. At the meeting held on October 26, 2001 with Aeronautica Civil ("DGAC") and ASUR, it was agreed that in 2001, the Ministry of Communications and Transportation will evaluate compliance of MDP based on the contracted investment. In subsequent years, the annual review of compliance with MDP will be made by the verification of the contracted investments and by the development and conclusion of the investments engaged in previous years. The approved investment programs replace the expenditure requirements of the Company's concessions. The DGAC filed a lawsuit against Aeropuerto de Cancun, S. A. de C. V. for supposed failure to comply with the 2001 investment plan. The Company addressed all inquiries by the authorities in time and form and submitted evidence supporting the fact that there has been no such failure to comply with the plan. No resolution has been issued to date.

    As of December 31, 2001 and 2002, the Company has capital expenditure commitments under the Master Development Plans of Ps.123,626 and Ps130,818, respectively for contracted investments.

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

e) Claims have been asserted against the Company by the municipalities of Cancun, Cozumel, Merida, Minatitlan, Villahermosa and Veracruz for the payment of property taxes in respect of the land comprising the airports in those communities. Based on the opinion of outside counsel, management believes that there is no legal basis for these claims and the Company intends to take legal action to have the claims dismissed. Management does not believe that any liabilities relating to these claims are likely to have a material adverse effect on the Company's consolidated financial condition or results of operations.

f) On January 23, 2002, the Company was informed by Mexican judicial authorities that Mexicana, Aeromexico and Aerolitoral, three Mexican-based airlines controlled by Cintra, and Aeromar have initiated a lawsuit against the Ministry of Communications and Transportation requesting that the registration of specific tariffs filed by the Company in the second quarter of 2001 with effect from June 1, 2001 be declared void. The new tariff rates include certain increases from the old tariff rates for inflation as provided for by the rate regulations, and are the Company's first rate increases since the rate regulations went into effect. The lawsuit against the Ministry of Communications and Transportation alleges that certain procedural and other violations were made by the Ministry of Communications and Transportation during the establishment of the airport rate regulations. As a result of the lawsuit, the four airlines have been making payments to the Company based on the old tariff rates. As of December 31, 2001 and 2002, the Company has outstanding receivables of approximately Ps.9,000 and Ps.3,600, respectively, that are subject to the dispute. As of the date of the financial statements, management is unable to determine the likely outcome of the lawsuit as the lawsuit has been filed against the Ministry of Communications and Transportation.

g) On March 12, 2002, the Company was informed by the Ministry of Finance and Public Credit of claims for the payment of employees' statutory profit sharing for the year ended December 31, 1999 of approximately Ps. 20.6 million (nominal figures) to employees of the Cancun Airport. Management believes that there is no legal basis for these claims and the Company management filed an appeal against said resolution, but no reply has been received yet.

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

Year ended                                                                             Consolidation
December 31, 2000      Cancun      Cozumel     Merida     Servicios        Other        adjustments       Total
-----------------      ------      -------     ------     ---------        -----        -----------       -----

Total revenues      Ps. 899,701  Ps.61,267   Ps.96,643     Ps.165,107  Ps.221,527       (Ps.165,107)   Ps.1,279,138
Operating
income (loss)           409,661      5,048       9,760         (6,313)    175,143          (166,323)        426,976
Total assets          7,313,004    628,282     934,866         43,680  13,426,202       (11,015,711)     11,330,323
Capital
expenditures            109,673     27,665      33,777            194      62,019                           233,328
Depreciation and
  amortization          199,706     16,335      27,088          2,588      74,867                           320,584

Year ended                                                                               Consolidation
December 31, 2001      Cancun      Cozumel     Merida      Servicios       Other          adjustments     Total
-----------------      ------      -------     ------      ---------       -----          -----------     -----

Total revenues       Ps.864,569  Ps.59,499   Ps.95,769     Ps.140,333  Ps.210,789       (Ps.140,333)   Ps.1,230,626
Operating income
  (loss)                384,236      8,472     14,535            (876)    133,592          (141,209)        398,750
Total assets          7,734,967    647,400     952,535         28,247  13,769,692       (11,373,447)     11,759,394
Capital expenditures    215,080     40,537      31,060            726      75,511                           362,914
Depreciation and
  amortization          200,218     16,670      26,591          2,589      74,140                           320,208

Year ended                                                                               Consolidation
December 31, 2002      Cancun      Cozumel     Merida      Servicios       Other          adjustments      Total
-----------------      ------      -------     ------      ---------       -----          -----------      -----

Total revenues       Ps.896,225  Ps.49,439   Ps.93,966     Ps.163,722  Ps.200,971       (Ps.163,722)Ps. 1,240,601
Operating income
  (loss)                381,287     (4,702)      8,195          3,701     130,411          (163,722)       355,170
Total assets          7,386,007    681,610     915,716         41,207  13,201,256       (10,942,362)    11,283,434
Capital expenditures    155,799     46,385      20,930          1,994     39,963                           265,071
Depreciation and
  amortization          209,081     15,855      26,887          2,560      80,717                          335,100


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

                                             2000         2001             2002
                                             ----         ----             ----
Reconciliation of net income:
Net income as reported under
  Mexican GAAP                         Ps.   231,282  Ps.   267,159   Ps.   220,285
                                       -------------  -------------   -------------

US GAAP adjustments:
  Amortization of airport concessions        160,892        160,892         160,892
  Amortization of rights to use airport
  facilities                                  25,769         25,681          21,330
  Depreciation of machinery, furniture
  and equipment                                1,826          4,972           5,389
  Deferred technical assistance fees         (27,145)       (26,745)        (14,746)
  Deferred employees' statutory profit
  sharing                                    (19,818)       (62,593)        (93,168)
  Deferred income taxes, net of
  inflation effects                          (56,920)       (57,678)       (386,961)
  Tax on dividends                                                         (258,874)
                                       -------------  -------------   -------------

Total US GAAP adjustments                     84,604         44,529        (566,138)
                                       -------------  -------------   -------------

Net income (loss) under US GAAP        Ps.   315,886  Ps.   311,688  (Ps.   345,853)
                                       =============  =============   =============

Basic and diluted earnings per share   Ps.      1.05  Ps.      1.04  (Ps.      1.15)
                                       =============  =============   =============


                                                     As of December 31,

                                                2001                2002
                                                ----                ----
Reconciliation of stockholders' equity:
---------------------------------------
Total stockholders' equity reported under
  Mexican GAAP                           Ps.     11,279,155  Ps.     10,771,258
                                         ------------------  ------------------

US GAAP adjustments:
  Airport concessions                            (7,534,387)         (7,373,495)
  Rights to use airport facilities                 (474,561)           (453,231)
  Machinery, furniture and equipment                 (9,644)             (4,255)
  Deferred technical assistance fees                 19,253               4,507
  Deferred employees' statutory profit
  sharing                                           733,653             640,485
  Deferred income taxes                           2,785,129           2,398,168
                                         ------------------  ------------------

Total US GAAP adjustments                        (4,480,557)         (4,787,821)
                                         ------------------  ------------------

Total stockholders' equity under US GAAP Ps.      6,798,598  Ps.      5,983,437
                                         ==================  ==================

A summary of the Company's statement of changes in stockholders' equity with balances determined under US GAAP are as follows:

Balance at December 31, 1999                Ps.    6,171,024
Net income                                           315,886
                                            ----------------

Balance at December 31, 2000                       6,486,910
Net income                                           311,688
                                            ----------------

Balance at December 31, 2001                       6,798,598
Net income                                          (345,853)
Dividends paid                                      (469,308)
                                            ----------------

Balance at December 31, 2002                Ps.    5,983,437
                                            ================

The following tables on present the condensed balance sheets and statements of income of the Company, including all US GAAP adjustments, as of December 31, 2001 and 2002, and for the years ended December 31, 2000, 2001 and 2002.

                                                      As of December 31,
                                                     ------------------

                                                 2001                 2002
                                                 ----                 ----
Assets
Current assets:
Cash and cash equivalents                   Ps.     588,219    Ps.     439,739
Other current assets                                541,892            283,008
                                            ---------------    ---------------

Total current assets                              1,130,111            722,747
                                            ---------------    ---------------

Deferred technical assistance fee                    19,253              4,507
Machinery, furniture and equipment - net            624,693            853,787
Airport concessions - net                           278,645            229,401
Rights to use airport facilities - net            1,707,257          1,647,897
Deferred employees' statutory profit
    sharing                                         695,594            600,937
Deferred income taxes                             2,428,720          2,047,629
                                            ---------------    ---------------

Total assets                                Ps.   6,884,273    Ps.   6,106,905
                                            ===============    ===============

Liabilities and Stockholders' Equity
Seniority premiums                          Ps.         407    Ps.         652
Other current liabilities                            85,268            122,816
                                            ---------------    ---------------
Total liabilities                                    85,675            123,468
                                            ---------------    ---------------

Capital                                           5,727,957          5,727,957
Legal reserve                                        25,323             38,681
Stock repurchase reserve                             45,513                  -
Retained earnings                                   999,805            216,799
                                            ---------------    ---------------

Total stockholders' equity                        6,798,598          5,983,437
                                            ---------------    ---------------

Total liabilities and stockholders' equity  Ps.   6,884,273    Ps.   6,106,905
                                            ===============    ===============



                                                For the years ended December 31,
                                    ---------------------------------------------------

                                      2000                    2001                 2002
                                      ----                    ----                 ----

Net revenues                    Ps.   1,279,138        Ps.     1,230,626     Ps.   1,240,601
                                ---------------        -----------------     ---------------

Cost of services                       (357,630)                (374,287)           (449,123)
General and administrative
  expenses                             (138,777)                (132,014)           (121,735)
Depreciation and amortization          (132,093)                (128,661)           (147,489)
Other expenses                         (121,872)                (101,778)            (99,418)
                                ---------------        -----------------     ---------------

Operating expenses                     (750,362)                (736,740)           (817,765)
                                ---------------        -----------------     ---------------

Operating income                        528,766                  493,886             422,836
                                ---------------        -----------------     ---------------
Net comprehensive financing
  (cost) income                          (4,443)                  36,882              27,170
Income tax expense                     (208,437)                (219,080)           (795,859)
                                ---------------        -----------------     ---------------

Net income (expense)            Ps.     315,886        Ps.       311,688    (Ps.     345,853)
                                ===============        =================     ===============

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

The rights to use the airport facilities, environmental liabilities and the airport concessions were transferred between entities under common control. Under US GAAP, the rights to use the airport facilities and the environmental liabilities were recorded equal to their historicalbook value (Ps.1,731,101 and Ps.22,572, respectively, at November 1, 1998) and no value was assigned to the airport concessions.

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

As disclosed in Note 7, ASUR granted ITA stock options to acquire additional shares in ASUR provided that ITA has complied with its obligations under the technical assistance agreement. Under US GAAP, the fair value of the options is recognized as deferred technical assistance fee with a corresponding increase to stockholders' equity. The deferred technical assistance fee is recognized as additional compensation expense beginning from the date of grant through the dates the options become exercisable. The estimated fair value of the options was Ps.101,200 at the date of grant. The fair value was based on an independent appraisal and determined using the Black-Scholes model. During the years ended December 31, 2000, 2001 and 2002, the Company recognized additional compensation expense of Ps.27,145, Ps.26,745 and Ps.14,746, respectively.

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

Bulletin D-4 requires that the change in net deferred income taxes during the period resulting from inflation on monetary deferred tax assets and liabilities be recorded against the gain or loss on monetary position. Under US GAAP, the Company has chosen to reflect the change in net deferred income taxes during the period resulting from inflation as a component of income tax (expense) benefit.

The deferred tax adjustments required to reconcile stockholders' equity and net income under Mexican GAAP to US GAAP as of and for the years ended December 31, 2000, 2001 and 2002, result from the differences in accounting for the airport concessions, the rights to use airport facilities, the deferred technical assistance fee, the machinery, furniture and equipment and the difference in presenting the effects of inflation.

For US GAAP purposes, the transfer of the airport concessions to ASUR's subsidiaries generated an aggregate net deferred tax asset of Ps. 2,911,322, for the difference between the tax value and the book value of the airport concessions at the transfer date. The net deferred tax asset was recorded as a contribution to stockholders' equity.

The components of income tax expense, prepared after considering the impact of US GAAP adjustments, for the years ended December 31, 2000, 2001 and 2002 are as follows:

                                       For the years ended
                                          December 31,
                        ----------------------------------------------

                         2000                   2001              2002
                         ----                   ----              ----

Asset tax            Ps.      -            Ps.      -       (Ps.    155,894)
Tax on dividends              -                     -              (258,874)
Deferred                  (208,437)             (219,080)          (381,091)
                     -------------         -------------     --------------

Income tax expense  (Ps.   208,437)       (Ps.   219,080)   (Ps.    795,859)
                     =============         =============     ==============

As a result of the tax rate reduction, the Company reduced its deferred tax asset by Ps.193,494 with a corresponding charge to income.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of US GAAP adjustments, at December 31, 2001 and 2002 are as follows:

                                                       December 31,
                                                       ------------

                                               2001                  2002
                                               ----                  ----
Deferred tax assets:
     Airport concessions, rights to
     use airport facilities and machinery
     furniture and equipment              Ps.   2,154,281       Ps.   1,692,910
     Tax loss carryforwards                       297,389               371,283
     Recoverable asset tax                          -                   155,894
     Recoverable tax on dividends                   -                   258,874
     Other                                         11,142                 4,215
     Valuation allowance                          (27,354)             (434,105)
                                          ---------------       ---------------

                                                2,435,458             2,049,071
Deferred tax liabilities:
     Deferred technical assistance fees            (6,738)               (1,442)
                                          ---------------       ---------------

Net deferred income tax assets            Ps    2,428,720       Ps    2,047,629
                                          ===============       ===============

Based on the weight of available evidence as of December 31, 2001 and 2002, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2001 and 2002, that more likely than not will not be realized. In 2002, the Company recognized valuation allowances for the deferred tax assets generated by the Huatulco and Tapachula airports as well as it subsidiaries Servicios Aeroportuarios del Sureste, S. A. de C. V. and Grupo Aeroportuario del Sureste, S. A. de C. V. In addition, the Company recognized valuation allowances for the asset tax and tax on dividends for the amounts estimated that will not be realized.

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

For US GAAP purposes, the Company recognized a deferred employees' statutory profit sharing asset of Ps. 856,271, for the difference between the tax value and the book value of the airport concessions at the transfer date. The net deferred employees' statutory profit sharing asset was recorded as a contribution to stockholders' equity.

The components of employees' statutory profit sharing expense, prepared after considering the impact of US GAAP adjustments, for the years ended December 31, 2000, 2001 and 2002 are as follows:

                                   For the years ended
                                      December 31,
                   --------------------------------------------------

                    2000                    2001                 2002
                    ----                    ----                 ----

Deferred       (Ps.    59,549)          (Ps.   62,593)     (Ps.   94,657)
                -------------            ------------       ------------

               (Ps.    59,549)          (Ps.   62,593)     (Ps.   94,657)
                =============            ============       ============

The effects of temporary differences that give rise to significant deferred employees' statutory profit sharing assets and liabilities, prepared after considering the impact of US GAAP adjustments, at December 31, 2001 and 2002 are as follows:

                                                         December 31,
                                                         ------------

                                                   2001               2002
                                                   ----               ----
Deferred assets:
    Airport concessions, rights to use
    airport facilities and machinery, furniture
    and equipment                              Ps.   615,509     Ps.    528,953
    Tax loss carryforwards                            84,968            116,026
    Other                                              4,858              1,317
    Valuation allowance                               (7,815)           (44,908)
                                               -------------     --------------

                                                     697,520            601,388
Deferred liabilities:
    Deferred technical assistance fees                (1,926)              (451)
                                               -------------     --------------

Net deferred employees' statutory
    profit sharing assets                      Ps.   695,594     Ps.    600,937
                                               =============     ==============

Tax on dividends

Under Mexican GAAP, tax on dividends is recorded as a reduction of retained earnings. Under US GAAP, tax on dividends is recorded as a tax expense since in accordance with Mexican Tax Law it can be used to reduce future taxable income in the year incurred and the following two years.

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

Contract termination fee and loss on natural disaster

Under Mexican GAAP, the contract termination fee and loss on natural disaster were charged against the results of operations as an extraordinary item. Under US GAAP, the contract termination fee would be considered an operating expense. The contract termination fee and loss on natural disaster have been reclassified as an operating expense in the USGAAP condensed income statement.

Concentrations As of December 31, 2001 and 2002, the Company maintained its cash and marketable securities with a major Mexican brokerage firm and other Mexican financial institutions. The Company would be adversely affected in the event of non-performance by any of these institutions. Management does not anticipate non-performance.

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

Presented below are statements of cash flows of the Company for the years ended December 31, 2000, 2001 and 2002, prepared after considering the impact of US GAAP adjustments. The cash flow statements present nominal cash flows during the periods, adjusted to December 31, 2002, purchasing power.

                                                                               For the years ended
                                                                                    December 31,
                                                                     ----------------------------------------

                                                                     2000             2001              2002
                                                                     ----             ----              ----
Operating activities:
Net income (loss) under US GAAP                                 Ps.   315,886     Ps.   311,688   (Ps.   345,853)
Adjustments to reconcile net income to
cash flows provided  by operating activities:
     Loss from monetary position                                       41,720            39,730           31,579
     Asset tax, tax on dividends and deferred
     income taxes                                                     208,437           219,080          795,859
     Deferred employees' statutory profit sharing                      59,549            62,593           94,657
     Depreciation and amortization                                    132,093           128,661          147,489
     Other expenses                                                    33,010            26,745           14,746
Changes in operating assets and liabilities:
   Trade receivables                                                    2,443           (35,890)         (36,861)
   Recoverable taxes and other current assets                          43,013           (44,622)           1,332
   Trade accounts payable                                               5,444           (10,754)           1,207
   Accrued expenses and other payables                                (20,948)           16,350           41,219
   Payment of asset tax                                                                                 (155,895)
                                                                -------------     -------------    -------------

Cash flows provided by operating activities                           820,647           713,581          589,479
                                                                -------------     -------------   --------------

Investing activities:
Short-term investments                                                244,069          (340,646)         265,191
Purchase of  other rights and machinery
  furniture and equipment                                            (233,328)         (362,914)        (265,071)
                                                                -------------     -------------   --------------
Cash flows provided by (used in) investing
  activities                                                           10,741          (703,560)             120
                                                                -------------     -------------   --------------

Financing activities:
Repayment of notes payable                                           (326,097)                -                -
Payment of dividends                                                        -                 -         (469,308)
Payment of tax on dividends                                                 -                 -         (258,874)
                                                                -------------     -------------   --------------

Cash flows used in financing activities                              (326,097)                -         (728,182)
                                                                -------------     -------------   --------------

Effects of inflation on cash and cash equivalents                     (34,779)          (39,599)          (9,897)
                                                                -------------     -------------   --------------

Increase (decrease) in cash and cash equivalents                      470,512           (29,578)        (148,480)

Cash and cash equivalents at beginning of
  period                                                              147,285           617,797          588,219
                                                                -------------     -------------   --------------

Cash and cash equivalents at end of period                      Ps.   617,797     Ps.   588,219   Ps.    439,739
                                                                =============     =============   ==============

Interest paid                                                   Ps.    14,767     Ps.         -   Ps.          -


Recently Issued Accounting Standards

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 140") which supersedes APB Opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respects of business combinations. The adoption of SFAS1 did not have a material impact on the consolidated financial statements.

Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The adoption of SFAS 142 did not have a material impact on the consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal year beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS 143 will have on the consolidated financial statement.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairnment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. The adoption of SFAS 144 did not have a material impact on the consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002" ("SFAS 145"), SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Management does not expect the adoption of SFAS 145 will have a significant impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The issuance of SFAS 146 nullifies the former guidance provided by the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring" ("EITF 94-3"). SFAS 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date commitment to an exit or disposal plan. SFAS 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact that the adoption of SFAS 146 will have on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FAS 123" ("SFAS 148"). SFAS 148 continues to permit entities to apply the intrinsic method of APB 25, "Accounting for Stock Issued to Employees", however, SFAS 148 is intended to encourage companies to adopt the accounting provisions of SFAS 123, "Accounting for Stock-Based Compensation" SFAS 148 provides three transition methods for companies who choose to adopt the provisions of SFAS 123, the prospective method, the modified prospective method and the retroactive restatement method. In addition, SFAS 148 mandates certain new disclosures. SFAS 148 is effective for fiscal years ending after December 15, 2002, with early adoption permitted. Management is currently evaluating the impact that the adoption of SFAS 148 will have on the consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of Interpretation No. 34)." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. Management is currently evaluating the impact that the adoption of FIN 46 will have on the consolidated financial statements.