Form 20-F
period 2003-12-31
SOUTHEAST AIRPORT GROUP
filed 2004-06-16
CIK 1123452

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 20-F
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

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

American Depositary Shares, as evidenced by
    American Depositary Receipts, ADSs, .
    each representing ten shares                  New York Stock Exchange, Inc
     -------------------------

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

                                    Yes X   No
                                       ---

Indicate by check mark which financial statement item the registrant has elected to follow:

                                Item 17    Item 18 X
                                                  ---

================================================================================

Item 1.   Identity of Directors, Senior Management and Advisers..............1

Item 2.   Offer Statistics and Expected Timetable............................1

Item 3.   Key Information....................................................1

              Selected Financial Data........................................1

              Exchange Rates.................................................6

              Risk Factors...................................................8

              Forward Looking Statements....................................19

Item 4.   Information on the Company........................................19

              History and Development of the Company........................19

              Business Overview.............................................25

              Regulatory Framework..........................................44

              Organizational Structure......................................60

              Property, Plant, And Equipment................................60

Item 5.   Operating and Financial Review and Prospects......................60

Item 6.   Directors, Senior Management and Employees........................76

Item 7.   Major Shareholders and Related Party Transactions.................88

              Major Shareholders............................................88

              Related Party Transactions....................................90

Item 8.   Financial Information.............................................93

              Dividends.....................................................94

Item 9.   The Offer and Listing.............................................95

              Trading on the Mexican Stock Exchange.........................97

Item 10.  Additional Information............................................98

              Exchange Controls............................................112

              Taxation.....................................................112

              Documents On Display.........................................117

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.......118

Item 12.  Description of Securities Other Than Equity Securities...........118

Item 13.  Defaults, Dividend Arrearages and Delinquencies..................119

Item 14.  Material Modifications to the Rights of Security
          Holders and Use of Proceeds......................................119

Item 15.  Controls and Procedures..........................................119

Item 16.  Reserved.........................................................119

Item 16A. Audit Committee Financial Expert.................................119

Item 16B. Code of Ethics...................................................119

Item 18.  Financial Statements.............................................120

Item 19.  Exhibits.........................................................122

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not applicable.

Item 3.  Key Information

                             SELECTED FINANCIAL DATA

         We publish our financial statements in Mexican pesos. Pursuant to generally accepted accounting principles in Mexico, or Mexican GAAP, financial data for all periods in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F have been restated in constant pesos as of December 31, 2003.

         This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 11.2372 to U.S.$1.00, the exchange rate for pesos on December 31, 2003 as published by the Mexican Ministry of Finance. On June 9, 2004 the Federal Reserve Bank of New York's noon buying rate for Mexican pesos was Ps. 11.3865 to U.S.$1.00.

         The following table presents our summary consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto. Our financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. A reconciliation to U.S. GAAP of our net income and total stockholders' equity is provided in this summary financial data. Note 15 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our business.

         Mexican GAAP provides for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the Mexican National Consumer Price Index, restating the components of stockholders' equity using the Mexican National Consumer Price Index and recording gains or losses in purchasing power from holding monetary liabilities or assets. Mexican GAAP requires the restatement of all financial statements to constant Mexican pesos as of the date of the more recent balance sheet presented. Our audited financial statements and all other financial information contained herein are accordingly presented in constant pesos with purchasing power as of December 31, 2003 unless otherwise noted.

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

         The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 1999.

                                                                Year ended December 31,
                                     -----------------------------------------------------------------------------
                                        1999         2000         2001          2002                2003
                                     ----------  ------------  -----------  ------------  ------------------------
                                    (thousands   (thousands    (thousands    (thousands   (thousands   (thousands
                                     of pesos)    of pesos)     of pesos)    of pesos)    of pesos)    of dollars)
                                        (1)          (1)          (1)           (1)          (1)           (2)
Income statement data:
Mexican GAAP:
Revenues:
  Aeronautical services(3).......   Ps.  949,411 Ps.1,134,400 Ps.1,086,589  Ps.1,041,200 Ps.1,155,446 $    102,823
  Non-aeronautical services(4)...        159,725      195,603      192,973       248,734      311,186       27,692
Total revenues...................      1,109,136    1,330,003    1,279,562     1,289,934    1,466,632      130,516
Operating expenses:
  Costs of services..............       (255,826)    (309,936)    (316,734)     (357,598)    (369,732)     (32,903)
  General and administrative
  expenses.......................       (126,874)    (116,072)    (109,455)     (111,242)    (121,011)     (10,769)
  Technical assistance fee(5)....        (66,508)     (60,252)     (41,857)      (38,913)     (46,125)      (4,105)
  Concession fee(6)..............        (56,058)     (66,456)     (63,968)      (64,459)     (73,305)      (6,523)
  Depreciation and amortization..       (301,456)    (333,332)    (332,941)     (348,425)    (354,625)     (31,558)
Operating income.................        302,414      443,955      414,607       369,297      501,834       44,658
Net comprehensive financing (cost)
  income.........................         17,565      (16,421)      38,348        28,249       24,213        2,155
Income before income taxes and
  employees' statutory profit
  sharing and extraordinary items        319,979      427,534      452,955       397,546      526,047       46,813
Provision for income taxes and
  employees' statutory profit
  sharing........................       (135,228)    (187,055)    (167,820)     (159,826)    (231,936)     (20,640)
Income before extraordinary items        184,751      240,479      285,135       237,720      294,111       26,173
Extraordinary items..............              0            0       (7,352)       (8,675)     (17,920)      (1,595)
Net income.......................        184,751      240,479      277,783       229,045      276,191       24,578
Basic and diluted earnings per
  share..........................           0.62         0.80         0.93          0.76         0.92         0.08
Basic and diluted earnings per
  ADS(7).........................           6.16         8.02         9.26          7.63         9.21         0.82
U.S. GAAP:
Revenues.........................      1,109,134    1,330,003    1,279,562     1,289,934    1,466,632      130,516
Operating income.................        431,989      549,792      513,525       439,651      575,077       51,176
Net income.......................        351,331      328,447      324,082      (359,606)     269,426       23,976
Basic and diluted earnings per
  share..........................           1.17         1.09         1.08         (1.20)        0.90         0.08
Basic and diluted earnings per ADS
  (unaudited)(7).................          11.71        10.95        10.80        (11.99)        8.98         0.80
Other Operating Data (Unaudited):
  Total passengers (thousands of
  passengers)(8).................        9,597.9     11,448.1     11,240.3      10,996.6     12,190.0     12,190.0
  Total air traffic movements
  (thousands of movements).......          208.1        207.6        194.9         194.9        198.0        198.0
  Total revenues per passenger (in
  pesos or dollars)(8)...........          115.6        116.2        113.8         117.3        120.3         10.7



                                                   As of and for the year ended December 31,
                             -------------------------------------------------------------------------------------
                                  1999          2000           2001          2002                  2003
                             -------------  -------------  ------------  -------------  --------------------------
                             (thousands of   (thousands   (thousands of   (thousands    (thousands   (thousands of
                               pesos)(1)    of pesos)(1)    pesos)(1)    of pesos)(1)  of pesos)(1)   dollars)(2)

Balance Sheet Data:
  Mexican GAAP:
Cash and marketable
  securities................  Ps. 406,918    Ps. 642,369   Ps. 965,813    Ps. 516,583  Ps. 710,367    $    63,216
Total current assets........      607,860        773,424     1,173,560        751,487     1,021,776        90,928
Airport concessions, net....    8,563,736      8,343,716     8,124,525      7,903,794     7,683,832       683,785
Rights to use airport
  facilities, net...........    2,439,509      2,354,039     2,269,357      2,184,679     2,110,438       187,808
Total assets................   11,706,092     11,780,929    12,227,009     11,732,122    11,982,254     1,066,302
Current liabilities.........      451,399         86,906        88,697        127,699       155,934        13,877
Total liabilities...........      496,682        331,041       499,336        532,543       634,807        56,492
Net equity/stockholders'
  equity....................   11,209,410     11,449,888    11,727,673     11,199,579    11,347,447     1,009,811
  U.S. GAAP:
Cash and cash equivalents...      153,142        642,364       611,610        457,225       433,526        38,580
Total current assets........      607,860        773,424     1,175,050        751,487     1,021,776        90,928
Airport concessions, net....      395,119        342,396       289,725        238,523       184,418        16,411
Rights to use airport
  facilities................    1,892,576      1,833,903     1,775,146      1,713,426     1,657,747       147,523
Total assets................    6,867,841      6,831,801     7,158,028      6,349,746     6,488,447       577,408
Total liabilities...........      451,398         86,907        89,082        128,377       153,617        13,670
Net equity/stockholders'
  equity....................    6,416,442      6,744,896     7,068,946      6,221,369     6,334,830       563,737

Cash Flow Data:
  Mexican GAAP:
Resources provided by
  operating activities......      535,094        817,124       700,788        583,521       656,575        58,429

Resources provided by (used
  in) financing activities..      339,064       (339,067)            0       (757,138)     (128,323)      (11,419)
Resources used in investing
  activities................     (526,041)      (242,606)     (377,345)      (275,612)     (334,468)      (29,764)

Increase in cash and
  marketable securities.....      348,117        235,451       323,443       (449,229)      193,784        17,245
  U.S. GAAP: Cash flow provided
   by operating activities..      554,917        853,283       741,957        612,920       727,536        64,744
Cash flow used in financing
  activities................            0       (339,067)            0       (757,138)     (236,313)      (21,030)

Cash flow (used in)
  provided by investing
  activities................     (446,891)        11,168      (731,537)           124      (554,221)      (49,320)
Effect of inflation on cash
  and cash equivalents......      (13,684)       (36,162)      (41,174)       (10,291)       39,299         3,497
Increase (decrease) in cash
  and cash equivalents......       94,342        489,222       (30,754)      (154,385)      (23,699)       (2,109)


On May 31, 2004 we paid net dividends after income tax of Ps. 168.0 (nominal pesos), or Ps.0.56 per share, which gave rise to an income tax on dividends of Ps.61.4 (nominal pesos). Income tax was payable on the dividends because the distribution was not made from ASUR's after-tax earnings account.
-----------------------

(1) Expressed in constant pesos with purchasing power as of December 31, 2003. Per share peso amounts are expressed in pesos (not thousands of pesos).

(2) Translated into dollars at the rate of Ps. 11.2372 per U.S. dollar, the Mexican Ministry of Finance exchange rate for Mexican pesos at December 31, 2003. Per share dollar amounts are expressed in dollars (not thousands of dollars).

(3) Revenues from aeronautical services include those earned from passenger charges, landing charges, aircraft parking charges, charges for airport security services and charges for use of passenger walkways.

(4) Revenues from non-aeronautical services are earned from the leasing of space in our airports, access fees collected from third parties providing services at our airports and miscellaneous other sources.

(5) Since April 19, 1999, we have paid ITA a technical assistance fee under the technical assistance agreement entered into in connection with ITA's purchase of its series BB shares. This fee is described in "Item 7. Major Shareholders and Related Party Transactions--Related Party
     Transactions--Arrangements with ITA."

(6) Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concession.

(7)  Based on the ratio of 10 series B shares per ADS.

(8) Passenger data excludes passengers arriving in or departing from the charter terminal in Cancun International Airport prior to July 1, 1999. We began operating this terminal directly on July 1, 1999. For further information relating to the acquisition of this business, see "Item 4. Information on the Company--Business Overview--Acquisition of Businesses."

                                 EXCHANGE RATES

         Mexico has had a free market for foreign exchange since 1991. Prior to December 1994, the Mexican central bank, Banco de Mexico, kept the peso-U.S. dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange market. In December 1994, the Mexican government suspended intervention by Banco de Mexico and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. Volatility in the exchange rate market has gradually declined since 1995, when the exchange rate fluctuated between Ps. 5.00 and Ps. 8.14 per U.S. dollar. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries including Brazil and Venezuela. The peso declined during this period, but was relatively stable in 1999, 2000, 2001 and in the first three quarters of 2002. Between 1999 and 2001, the exchange rate fluctuated between Ps. 8.95 and Ps.
10.60 per U.S. dollar. In 2003, the exchange rate fluctuated between Ps. 11.3985 and Ps. 10.1068 per U.S. dollar. As of April 23, 2004, the Federal Reserve Bank of New York's noon buying rate for Mexican pesos was Ps.11.3500 to U.S.$1.00. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

         The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

                                                          Exchange Rate
                                  ----------------------------------------------
      Year Ended December 31,       Period End     Average(1)    High      Low
--------------------------------  -------------- ------------- --------  -------

1999............................        9.48          9.56       10.60     9.24
2000............................        9.62          9.47       10.09     9.18
2001............................        9.16          9.34        9.97     9.03
2002............................       10.43          9.75       10.43     9.00
2003............................       11.24         10.79       11.40    10.11
2004 (through May 31)...........       11.41         11.14       11.63    10.82

------------
(1) Average of month-end rates.

         The following table sets forth, for the periods indicated, the high and low exchange rate for the purchase of U.S. dollars, expressed in pesos per U.S. dollar.

                                                    Exchange Rate
                                              -------------------------
         Month                                   High            Low
         -----                                ----------      ----------
         December 2003...................       11.40           11.16
         January 2004....................       11.24           10.82
         February 2004...................       11.13           10.91
         March 2004......................       11.21           10.93
         April 2004......................       11.41           11.16
         May 2004........................       11.64           11.38

         For a discussion of the effects of fluctuations in the exchange rates between the peso and the U.S. dollar, see "Item 10. Additional
Information--Exchange Controls."

                                  RISK FACTORS

Risks Related to Our Operations

The September 11, 2001 terrorist attacks, international conflicts and health epidemics have had a severe impact on the international air travel industry and have adversely affected our business and may continue to do so in the future.

         Impact on Passenger Traffic of the Events of September 11, 2001

         The terrorist attacks on the United States on September 11, 2001 had a severe adverse impact on the air travel industry, particularly on U.S. carriers and carriers operating international service to and from the United States. Airline traffic in the United States fell precipitously after the attacks. In Mexico, airline and passenger traffic decreased substantially, although the decrease was less severe than in the United States. Our airports experienced a significant decline in passenger traffic following September 11, 2001. Any future terrorists attacks, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition.

         Impact on Operations

         The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs. Following the events of September 11, we reinforced security at our airports. For a description of the security measures that we adopted, see "Item 4. Information on the Company--Business Overview--Non-Aeronautical Services--Airport Security." While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future. In addition, our general liability insurance premiums for 2003 increased more than three-fold relative to our 2002 premiums and may continue to rise in the future. Since October 2001, we carry a U.S.$50 million insurance policy covering liabilities resulting from terrorist acts. Because our insurance policies do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$50 million, we could incur significant costs if we were to be directly affected by events of this nature. Any such increase in our operating costs will have an adverse effect on our results of operations.

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

         Other Events Affecting International Air Travel

         Historically, a substantial majority of our revenues have been aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are charges collected from airlines for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate. In 2003, passenger charges represented 60.8% of our total revenues. Events such as the recent invasion of Iraq by a coalition of forces led by the United States and the United Kingdom and public health crises such as Severe Acute Respiratory Syndrome (or "SARS") have negatively affected the frequency and pattern of air travel worldwide. Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

Our business is highly dependent upon revenues from Cancun International
Airport.

         In 2002 and 2003, Ps. 961.8 million and Ps. 1,079.6 million, respectively, or 72.2% and 73.6% respectively, of our revenues were derived from operations at Cancun International Airport. During 2002 and 2003, Cancun International Airport represented 70.2% and 71.2%, respectively, of our passenger traffic and 42.5% and 44.1%, respectively, of our air traffic movements. The desirability of Cancun as a tourist destination and the level of tourism to the area is dependent on a number of factors, many of which are beyond our control. We cannot assure you that tourism to Cancun will not decline in the future. Any event or condition affecting Cancun International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

The Mexican government could grant new concessions that compete with our airports.

         The Mexican government could grant additional concessions to operate existing government-managed airports, or authorize the construction of new airports, which could compete directly with our airports. For example, the governor of the state of Quintana Roo has announced his intention to construct a new airport in Quintana Roo, close to the Mayan Riviera tourist destination. The government of Veracruz has also stated that it is considering opening a commercial airport near Jalapa, in the state of Veracruz. Any competition from other such airports could have a material adverse effect on our business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport is required to be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, we cannot assure you that we would participate in such process, or that we would be successful if we did participate.

We may be restricted from increasing prices or required to reduce prices because a significant portion of our revenues is regulated

         In 2002 and 2003, approximately 86.1% and 84%, respectively, of our total revenues were earned from regulated sources of revenues. As a result of the price regulation system applicable to our airports, our flexibility to set or raise prices with respect to services that generate substantially all of our revenues may be limited. We may also be required to reduce prices on services that are subject to regulation. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated. For a discussion of sources of revenue subject to price regulation, see "Item 4. Information on the Company--Regulatory Framework--Price Regulation."

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

         Many of the laws, regulations and instruments that regulate our business were adopted or became effective relatively recently, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law and its regulations or other applicable law, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot assure you that we will not encounter difficulties in complying with these laws, regulations and instruments. Moreover, there can be no assurance that the laws and regulations governing our business will not change.

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

         Our business strategy is to charge prices for regulated services at each airport that are as close as possible to that airport's maximum chargeable rates. Our prices are based on management's projections of passenger and cargo traffic volume and other variables. See "Item 4. Information on the Company--Regulatory Framework." These projections may differ from an airport's actual results of operations, and these differences could cause us to exceed our maximum rates. To avoid exceeding our maximum rates at year end, we may be required to take actions, including reducing our prices during the latter part of the year or issuing credits or discounts to customers, which could have a material adverse effect on our results of operations.

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

         The system of price regulation applicable to our airports establishes an annual maximum rate for each airport, which is the maximum annual amount of revenues per work load unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined for each year through December 31, 2008. For a discussion of the framework for establishing our maximum rates and the application of these rates, see "Item 4. Information on the Company--Regulatory Framework--Price Regulation." Under the terms of our concessions, there is no guarantee that the results of operations of any airport will be profitable.

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

         Airlines and other entities controlled by Cintra, S.A. de C.V., a holding company of the Mexican government, collectively accounted for approximately 29.5%, 26.7% and 22.6% of the revenues generated by our airports in 2001, 2002 and 2003, respectively. In addition, in recent years American Airlines and Continental Airlines have accounted for a significant portion of the revenues generated by our airports (6.4% and 5.6%, respectively, in 2002 and 6.7% and 5.6%, respectively, in 2003). The global airline industry continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several major carriers in the U.S. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers. We do not have contracts with any airlines that obligate them to continue providing service to our airports. We can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. We expect that we will continue to generate a significant portion of our revenues from a relatively small number of airlines in the foreseeable future.

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

         Our maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year term ending December 31, 2008, an annual efficiency adjustment factor of 0.75% was established by the Ministry of Communications and Transportation. Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport's maximum rates every five years. For a description of these efficiency adjustments, see "Item 4. Information on the Company--Regulatory Framework--Price Regulation--Methodology for Determining Future Maximum Rates." We cannot assure you that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport's maximum rate.

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

         In September 2002, hurricane Isidore caused significant damages to the state of Yucatan and to our airport in Merida, which was closed to commercial traffic for 27 hours, resulting in the cancellation of 100 flights. Additionally, the airport sustained property damage of Ps. 9.3 million, of which Ps. 5.6 million was covered by insurance.

Our business could be adversely affected by a downturn in the U.S. economy.

         In 2002 and 2003, 69.2% and 69.1%, respectively, of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States. Thus, our business is dependent on the condition of the U.S. economy, and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

         We cannot predict what effect any future terrorist attacks or threatened attacks on the United States or any retaliatory measures taken by the United States in response to these events may have on the U.S economy. An economic downturn in the United States may negatively affect our results of operations and a prolonged economic crisis in the United States will likely have a material adverse effect on our results of operations.

NAFIN and ITA have substantial influence over our management and their interests may differ from those of other stockholders.

         NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government, holds 33,260,870 series B shares, representing 11.1% of our capital stock, and votes these shares based on the instructions of the Ministry of Communications and Transportation. NAFIN, for its own account, directly holds a 25.5% interest in ITA.

         ITA holds series BB shares representing 15.0% of our capital stock, which provide it with special management rights. For example, ITA is allowed to appoint and remove our chief executive officer and at least half of our other executive officers (currently two of four) and to elect two members of our board of directors. ITA also has the right to veto certain actions requiring approval of our stockholders. Our bylaws also provide ITA veto rights with respect to certain corporate actions so long as its series BB shares represent at least 7.65% of our capital stock. Special rights granted to ITA are more fully discussed in "Item 10.

Additional Information" and "Item 7. Major Shareholders and Related Party Transactions."

         As a result, NAFIN, in its individual capacity, and ITA, as our principal stockholder, are likely to substantially influence our management and matters requiring the approval of our stockholders. The interests of NAFIN and ITA may differ from those of our other stockholders, and there can be no assurance that NAFIN and ITA would exercise their rights in ways that favor the interests of our other stockholders.

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

         Although a substantial portion of our revenues is derived from foreign tourism, domestic passengers in recent years have represented approximately half of the passenger traffic volume in our airports. In addition, all of our assets are located, and all of our operations are conducted, in Mexico. As a result, our business, financial condition and results of operation could be adversely affected by the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico, or by political developments in Mexico.

Mexico has experienced adverse economic conditions.

         Mexico has experienced adverse economic conditions, including high levels of inflation. From 1982 to 1987, Mexico experienced periods of slow or negative growth, high inflation, large devaluations of the peso and limited availability of foreign currency. In the late 1980s and early 1990s, Mexico's growth rate increased, the inflation rate declined and the U.S. dollar/peso exchange rate was relatively stable. Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by exchange rate instability, devaluation of the peso, high inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power, and high unemployment.

         The economic crisis occurred in the context of a series of internal disruptions and political events, including a large current account deficit, civil unrest in the southern state of Chiapas (in which one of our airports is located), the assassination of two prominent political figures, a substantial outflow of capital, and a significant devaluation of the peso.

         In response, the Mexican government implemented a broad economic reform program. Economic conditions in Mexico improved in 1996 and 1997. However, a combination of factors led to a slowdown in Mexico's economic growth in 1998. Notably, the decline in the international price of oil resulted in a reduction of federal revenues, approximately one-third of which are derived from petroleum taxes and duties. In addition, the economic crises in Asia and Russia and the financial turmoil in Argentina, Brazil, Venezuela and elsewhere produced greater volatility in the international financial markets, which further slowed Mexico's economic growth. The Mexican government has reported that real GDP grew by 6.6% in 2000 and decreased by 0.3% in 2001. The Mexican government estimates that GDP growth in 2002 was approximately 0.9%. In 2002, inflation in Mexico was 5.7%, interest rates on 28-day Mexican government treasury securities averaged 7.09% and the peso depreciated by 13.8% (in nominal terms) against the U.S. dollar. The Mexican government estimates that GDP growth in 2003 was approximately 1.3%. In 2003, inflation in Mexico was 3.98%, interest rates on 28-day Mexican government treasury securities averaged 6.31% and the peso depreciated by 7.6% (in nominal terms) against the U.S. dollar.

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

         As of December 31, 2003 less than one percent of our liabilities (U.S.$0.495 million) were dollar-denominated. Although we currently intend to fund the investments required by our business strategy through cash flow from operations, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

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

         Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in ASUR. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to extend such right to allow holders of ADSs in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares, or the offering qualifies for an exemption from the registration requirements of the Securities Act of 1933, as amended.

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

         Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed above under "Risk Factors," include material changes in the performance or terms of our concessions, developments in legal proceedings, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

         Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4.  Information on the Company

                     HISTORY AND DEVELOPMENT OF THE COMPANY

         Grupo Aeroportuario del Sureste, S.A. de C.V., or ASUR, is a corporation (sociedad anonima de capital variable) organized under the laws of Mexico. We were incorporated in 1998 as part of the Mexican government's program for the opening of Mexico's airports to private-sector investment. The duration of our corporate existence is 100 years. We are a holding company and conduct all of our operations through our subsidiaries. The terms "ASUR," "we" and "our" in this annual report refer both to Grupo Aeroportuario del Sureste, S.A. de C.V. as well as Grupo Aeroportuario del Sureste, S.A. de C.V. together with its subsidiaries. Our registered office is located at Boulevard Manuel Avila Camacho No. 40, 6th Floor, Col. Lomas de Chapultepec, 11000 Mexico, D.F., Mexico, telephone 011-52-555-284-0400.

Investment by ITA

         As part of the opening of Mexico's airports to investment, in 1998 the Mexican government sold a 15% equity interest in ASUR to ITA pursuant to a public bidding process. ITA's stockholders include Copenhagen Airports A/S, which currently owns a 36.5% interest in ITA. Copenhagen Airports A/S is among the world's leading airport operators and has won several international awards, including the 1999 IATA award for world's best airport shopping facilities, as well as the IATA 1999 award for world's best airport for overall passenger satisfaction. In 2002, Copenhagen Airport was ranked first by IATA in twelve out of twenty-two categories, including overall passenger satisfaction. Copenhagen Airport was named Europe's best and the world's second best airport in the 15-25 million passenger category in May 2003 by IATA. In 2003, approximately 17.7 million passengers were served at Copenhagen Airport. Additionally, Copenhagen Airports A/S owns and operates Roskilde Airport located about 30 kilometers from Copenhagen, and holds 49% of the shares in Newcastle International Airport in England (4 million passengers in 2003) and a 20% stake in Hainan Meilan Airport Company in China (6 million passengers in 2003).

         ITA's other stockholders currently are NAFIN with a 25.5% interest in ITA and Fernando Chico Pardo with a 38.0% interest in ITA. NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government, became a stockholder of ITA in January 2004 when the 25.5% ownership in ITA of Triturados Basalticos y Derivados, S.A. de C.V. was transferred to NAFIN. Fernando Chico Pardo became a stockholder in ITA in April 2004 when he acquired the 24.5% ownership stake in ITA of French group Vinci, S.A. and the 13.5% ownership stake of Spanish Ferrovial Aeropuertos, S.A in ITA. At the same time, Copenhagen Airports A/S acquired the remaining 11.0% the ownership interest in ITA of Ferrovial Aeropuertos, S.A., thereby increasing its participation in ITA from 25.5% to 36.5%. Fernando Chico Pardo is a Mexican businessman. He is the founder and president of Promecap, S.C. and he serves among others as a board member of the United Nations Pension Fund, the Quantum Group of Funds, Grupo Posadas de Mexico, Grupo Financiero Inbursa and Grupo Carso.

         ITA paid the Mexican government a total of Ps. 1,165.1 million (nominal pesos, excluding interest) (U.S.$120.0 million based on the exchange rates in effect on the dates of payment) in exchange for:

         o 45,000,000 series BB shares representing 15% of our outstanding capital stock,

         o three options to subscribe for newly issued series B shares, the first of which has expired without being exercised. The remaining options allow ITA to subscribe for 2% and 1% of our capital stock outstanding at the time of each exercise, each determined on a fully diluted basis, at a price per-share equal to the per-share purchase price of ITA's 15% interest plus a premium accruing at an annual rate of 5%, and

         o the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement, a technical assistance agreement and a shareholders' agreement under terms established during the public bidding process. These agreements are described in greater detail under "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions."

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

         The technical assistance fee is equal to the greater of a fixed dollar amount or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican GAAP and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreased during the agreement's initial five years. The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002. The fixed dollar amount was U.S.$2.0 million in 2003, and it will remain U.S.$2.0 million for each subsequent year. We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization. These amounts are adjusted annually for inflation (measured by the U.S. consumer price index) as from the first anniversary of the technical assistance agreement. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. Under Mexican tax law, companies may not deduct fees that are determined by reference to their profitability (as defined under Mexican tax law).

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

         Under our bylaws, the participation agreement and the technical assistance agreement, ITA has the right to elect two permanent members of our board of directors (which currently consists of seven members) and their alternates and to appoint and remove our chief executive officer and half of our executive officers (currently two of four). As the holder of the series BB shares, ITA's consent is also required to approve certain corporate matters so long as ITA's series BB shares represent at least 7.65% of our capital stock. In addition, our bylaws, the participation agreement and the technical assistance agreement contain certain provisions designed to avoid conflicts of interest between ASUR and ITA. The rights of ITA in our management are explained in "Item
6. Directors, Senior Management and Employees--Committees." ITA's stockholders have entered into an agreement regarding the exercise of ITA's rights and performance of its obligations under our bylaws, the participation agreement, the technical assistance agreement and the option agreement. The ITA shareholder's agreement is described in "Principal Stockholders and NAFIN Trust."

         The remaining 85% of our outstanding capital stock, consisting of 255,000,000 series B shares, was sold by the Mexican government to a Mexican trust established by NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government. This trust was the selling stockholder in the global offering.

         Our bylaws provide that ITA was not permitted to transfer any of its series BB shares until September 28, 2003. From the end of this no-sale period until December 18, 2008, ITA is permitted to transfer up to 49% of its series BB shares without restriction. After December 18, 2008, ITA may sell in any year up to 20% of its remaining 51% ownership interest in ASUR represented by series BB shares. Our bylaws provide that series BB shares must be converted into series B shares prior to transfer. For a more detailed discussion of ITA's rights to transfer its stock, see "Item 10. Additional Information--Registration and Transfer."

         As required under the participation agreement entered into in connection with the Mexican government's sale of the Series BB shares of ASUR to ITA, ITA has transferred its series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C. Under the terms of the participation agreement and the trust agreement, ITA's key partners, currently Copenhagen Airports A/S and NAFIN are required to maintain an ownership interest in ITA of a minimum of 25.5% prior to December 18, 2014 unless otherwise approved by the Ministry of Communications and Transportation. To the extent that a key partner acquires shares of ITA in excess of a 25.5% interest, this additional interest may be sold without restriction See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders--ITA Trust and Shareholders' Agreement" for a further description of these provisions. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If ITA or any of its stockholders defaults on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

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

Master Development Programs

         Under the terms of our concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan covers a fifteen-year period and includes investment commitments for the regulated part of our business (including certain capital expenditures and improvements) for the succeeding five-year period and investment projections for the regulated part of our business (including certain capital expenditures and improvements) for the remaining ten years. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. On December 30, 2003, the Ministry of Communications and Transportation approved each of our current updated master development plans. These plans are in effect as of January 1, 2004.

         The following table sets forth our committed investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.


                                         Committed Investments

                                                                 Year ended December 31,
                             ------------------------------------------------------------------------------------------------
                                  2004            2005            2006            2007            2008              Total
                             -------------   -------------   ------------   -------------    ------------     ---------------
                                                                 (thousands of pesos(1))
Cancun.....................  Ps.   212,185   Ps.   392,643   Ps.   87,045    Ps.  175,354    Ps.   92,516     Ps.     959,743
Merida.....................          7,142          43,334         13,379          15,606          13,084              92,545
Cozumel....................          7,171          15,676            659            5,138         28,833              57,477
Villahermosa...............         16,506          43,760         22,662           18,322          1,803             103,053
Oaxaca.....................          4,436           4,513          2,725            3,957          5,061              20,692
Veracruz...................         16,175          18,971            773            1,738         12,339              49,996
Huatulco...................         12,726           4,519          4,959            7,760          3,304              33,268
Tapachula..................         12,771          18,376         11,898           10,763          1,163              54,971
Minatitlan.................         30,375          40,604          3,478            6,062          9,932              90,451
                             -------------   -------------   ------------   -------------    ------------     ---------------

  Total....................  Ps.   319,487   Ps.   582,396   Ps.  147,578   Ps.   244,700    Ps.  168,035     Ps.   1,462,196
                             =============   =============   ============   =============    ============     ===============

-----------

(1) Expressed in adjusted pesos as of December 31, 2003 based on the Mexican construction price index in accordance with the terms of our master development plan.




         The following table sets forth our historical capital expenditures made with respect to the regulated and unregulated parts of our business in the periods indicated.

                              Capital Expenditures

  Year ended December 31,                    (thousands of pesos)
  -----------------------                    --------------------

2001.......................................      Ps.   377,345
2002.......................................            275,612
2003.......................................            334,468

         We expect to fund our operations and capital expenditures in the short-term and long-term through cash flow from operations. Although we may incur indebtedness from time to time, we do not currently anticipate that we will be required to incur indebtedness to satisfy our commitments under our master development plans or to fund our other capital expenditures.

                                BUSINESS OVERVIEW

         We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports' facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our concessions include the concession for Cancun International Airport, the second busiest airport in Mexico in 2003 in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. We also hold concessions to operate the airports in Cozumel, Huatulco, Merida, Minatitlan, Oaxaca, Tapachula, Veracruz and Villahermosa.

         Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with 19.7 million visitors in 2003, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2003 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy, contributing U.S.$9.5 million in 2003, according to the Mexican Ministry of Tourism. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

         Cancun and its surroundings were the most frequently visited international tourism destination in Mexico in 2003, according to the Mexican Ministry of Tourism. Cancun International Airport represented 68.0%, 70.2% and 71.2% of our passenger traffic volume and 70.3%, 72.2% and 73.6% of our revenues in 2001, 2002 and 2003, respectively. At December 31, 2003, Cancun had approximately 26,550 hotel rooms, according to the Mexican Ministry of Tourism. We believe that Cancun International Airport is positioned to benefit from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico's most rapidly developing tourism areas. According to the Mexican National Trust for Tourism Development, the Mayan Riviera had approximately 21,438 hotel rooms as of December 31, 2003.

         Our airports served approximately 11.2 million passengers in 2001, approximately 11.0 million passengers in 2002 and approximately 12.2 million passengers in 2003. For year-by-year passenger figures, see "--Our Airports."

         The United States currently is a significant source of passenger traffic volume in our airports. In 2001, 2002 and 2003, international passengers represented 59.0%, 58.3% and 58.5%, respectively, of the total passenger traffic volume in our airports. In 2001, 2002 and 2003, 68.4%, 69.2% and 69.1%, respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States. As of December 31, 2003, 17 Mexican and 45 international airlines, including U.S.-based airlines such as American Airlines and Continental Airlines, were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.

         On July 1, 1999, we began operating three businesses previously operated by third parties in two of our airports, including the charter terminal in Cancun International Airport. We acquired the right to operate these businesses for an aggregate purchase price of U.S.$39.6 million. The charter terminal in Cancun International Airport served 1.9 million passengers in 2001,
1.9 million passengers during 2002, and 2.2 million passengers in 2003. Including the passengers served by the main terminal, Cancun International Airport served a total of 7.6 million passengers in 2001, 7.7 million passengers in 2002 and 8.7 million passengers in 2003. For a discussion of how these acquired businesses are reflected in our financial statements, see "Management's Discussion and Analysis of the acquired business." For a description of the acquired businesses, see "--Acquisition of Businesses."

Aeronautical Services

         The following table sets forth our revenues for the period presented.

                                          ----------------------------------------------------
                                                2001               2002              2003
                                          ----------------    --------------    --------------
                                                           (thousands of pesos)
Revenues:
     Aeronautical Services............... Ps.    1,086,589    Ps.  1,041,200    Ps.  1,155,446
     Non-Aeronautical Services...........          192,973           248,734           311,186
                                          ----------------    --------------    --------------
         Total........................... Ps.    1,279,562    Ps.  1,289,934    Ps.  1,466,632
                                          ================    ==============    ==============

         Aeronautical services represent the most significant source of our revenues. In 2001, 2002 and 2003, aeronautical revenues represented approximately 84.9%, 80.7% and 78.8% of our total revenues, respectively. All of our revenues from aeronautical services are regulated under the "dual-till" price regulation system applicable to our airports.

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

Passenger Charges

         We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger's ticket and generally collected twice monthly from each airline. As of December 2003, the charge for international passengers is U.S. $16.60 and the charge for domestic passengers is Ps. 140.0 (nominal pesos) for all of our airports except Cozumel and Oaxaca, where we charge international passengers U.S. $14.40 and domestic Ps. 125.7 (nominal pesos). International passenger charges are currently dollar-denominated, but generally collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In each of 2001 and 2002, passenger charges represented 73.9% of our aeronautical revenues and 62.7% and 59.6%, respectively, of our total revenues. In 2003, passenger charges represented 77.2% of our aeronautical revenues and 60.8% of our total revenues. From time to time we have offered discounts on passenger charges at certain of our airports.

Aircraft Landing and Parking Charges, Passenger Walkway Charges and Airport Security Charges

         We collect various charges from carriers for the use of our facilities by their aircraft and passengers. For each aircraft's arrival, we collect a landing charge that is based on the average of the aircraft's maximum takeoff weight and the aircraft's weight without fuel. We also collect aircraft parking charges based on the time an aircraft is at an airport's gate or parking position. Parking charges at several of our airports vary based on the time of day that the relevant service is provided (with higher fees generally charged during peak usage periods at certain of our airports). We collect aircraft parking charges the entire time an aircraft is on our aprons. Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway. We also assess an airport security charge, which is collected from each airline based on the number of its departing passengers. We provide airport security services at our airports through third-party contractors. We also provide firefighting and rescue services at our airports.

         Landing charges represented 10.01%, 10.04% and 8.65% of our aeronautical revenues and 8.50%, 8.10% and 6.81% of our total revenues in 2001, 2002 and 2003, respectively. Aircraft parking charges represented 12.45%, 11.94% and 10.85% of our aeronautical revenues and 10.57%, 9.64% and 8.55% of our total revenues in 2001, 2002 and 2003, respectively. Airport security charges represented 1.53%, 1.64% and 1.56% of our aeronautical revenue and 1.30%, 1.32% and 1.23% of our total revenues in 2001, 2002 and 2003, respectively. Passenger walkway charges represented 2.13%, 2.48% and 1.76% of our aeronautical revenues and 1.81%, 2.01% and 1.38% of our total revenues in 2001, 2002 and 2003, respectively.

Non-aeronautical Services

General

         Non-aeronautical services have historically generated a proportionately smaller portion of our revenues. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2001, 2002 and 2003, revenues from non-aeronautical services represented 15.08%, 19.28% and 21.22%, respectively, of our total revenues, of which 41.8%, 62.3% and 66.6%, respectively, were derived from access fees and 53.3%, 33.9% and 30.5%, respectively, were derived from commercial revenues as defined under the Mexican Airport Law. Prior to July 1, 1999, our revenues from non-aeronautical services also included access fees generated by three businesses that we acquired and began operating as of July 1, 1999.

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

         In early November 2001, we opened a new commercial center at the Cancun airport, which includes duty free shops, a food court, a full service restaurant, a business lounge, convenience stores and clothing shops. In December 2001, we opened a new commercial center at each of our Merida and Cozumel airports. In 2002, we opened 40 new commercial spaces in our other six airports, including new duty-free shops, restaurants, bank and foreign exchange services, and convenience stores. In addition, we also developed 109 new advertising spaces in our airports in 2002. In 2003, we opened 20 new commercial spaces in our airports, including restaurants, snack bars, convenience stores and retail stores.

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

         Within our nine airports, we leased approximately 189 commercial premises as of December 31, 2003, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenant in terms of occupied space and revenue in 2003 was Mera Aeropuertos, S.A. de C.V. We generally charge a fixed monthly fee for the lease of commercial space in our terminals and are also paid a monthly concession fee based on a percentage of our concessionaires' revenues. Most of our revenues from the lease of commercial spaces is due to the monthly concession fee paid to us by our concessionaires.

         We are currently involved in legal proceedings in which we are seeking a confirmation of our right to terminate certain lease agreements involving the duty-free stores in Cancun upon the expiration of their term. Although we cannot predict when these proceedings will end, we expect that they will ultimately be resolved in our favor.

         In March 2004, we agreed to pay a US$7 million termination fee to a tenant in the Cancun Airport in connection with the early termination of their lease agreement for five units in the Cancun Airport as compensation for improvements made to the leased space. The five units consist of a restaurant, three convenience stores and a snack bar. We intend to operate these units until we award the concession to operate them to a new concessionaire.

         In February 2004, we awarded a 10-year concession to Operadora Aeroboutique to operate duty-paid stores in the Cancun, Cozumel, Merida, Oaxaca, Villahermosa and Veracruz airports.

         In September 2003, we awarded a 20-year concession to operate a gas station and convenience store at the Cancun airport to Mexico-based PERC Group as a result of a bidding process.

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

         In May 2001, we awarded the convenience store concession for all of our nine airports to Cenca Comercializadora, S.A. de C.V. The convenience retail business line includes offerings such as newspapers, magazines, candy, cigarettes, non-prescription pharmaceutical items, and other similar merchandise. The six-year contract commenced in May 2001, and includes a total of 18 stores at the nine airports.

         In December 2000, we awarded the food and beverages concession for the Cancun, Cozumel and Merida airports to Controladora Mera, S.A. de C.V., a Mexican company that specializes in operating restaurants. The contract began in July 2001, includes eleven food and beverage units, one business lounge, vending machines, and coffee/snack trolleys, and expires in 2013. In September 2003, we opened the Jose Cuervo Tequileria restaurant in the international gate of the satellite building at the International Airport of Cancun. The restaurant is operated by Controladora Mera.

         In May 2000, we offered for competitive bids the rights to develop car rental services at our nine airports. As a result, we entered into agreements with the winning bidders which provide for the payment of increased rent compared to the agreements in place prior to the bidding process.

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

Automobile Parking and Ground Transport

         Each of our airports has public car parking facilities consisting of open-air parking lots. We began taking over the operation of the parking lots at all of our airports that were formerly operated by third parties under license agreements in 2000. The only airport at which we do not charge parking fees is Cozumel. As a result of the change from third-parties to ourselves as operators of the lots, revenues from parking lot fees have increased significantly from Ps. 2.5 million in 1999. In 2001, 2002 and 2003, our revenues form parking lot fees were Ps. 13.4 million, Ps. 15.8 million and Ps. 20.4 million, respectively. Revenues from parking at our airports currently are not regulated, although they could become regulated upon a finding by the Mexican Antitrust Commission that there are no competing alternatives.

         We collect revenues from various commercial vehicle operators, including taxi, bus and other ground transport operators. Our revenues from permanent providers of ground transport services, such as access fees charged to taxis, are regulated activities, while our revenues from non-permanent providers of ground transport services, such as access fees charged to charter buses, are not regulated revenues.

Airport Security

         The General Office of Civil Aviation, Mexico's federal authority on aviation, and the Office of Public Security issue guidelines for airport security in Mexico. At each of our airports, security services are provided by independent security companies that we hire. In recent years, we have undertaken various measures to improve our security standards at our airports. These measures included increasing the responsibilities of the private security companies that we hire, the modernization of our carry-on luggage scanning and security equipment, the implementation of strict access control procedures to the restricted areas of our airports and the installation of a closed-circuit television monitoring system in some of our airports.

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

         To comply with these directives, we reinforced security by:

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

Fuel

         All airport property and installations related to the supply of aircraft fuel were retained by the Mexican Airport and Auxiliary Services Agency in connection with the opening of Mexico's airports to private investment. Pursuant to our concessions, the Mexican Airport and Auxiliary Services Agency has entered into agreements obligating it to pay each of our subsidiary concession holders a fee for access to our facilities equivalent to 1% of the service charge for fuel supply. In the event that the Mexican government were to privatize fuel supply activities in the future, the terms of our concessions provide that it will do so through a competitive bidding process.

Acquisition of Businesses

         When we assumed operation of our nine airports on November 1, 1998, our predecessor, the Mexican Airport and Auxiliary Services Agency, transferred to us its rights to receive payment under three agreements that it had previously entered into with three different companies. These agreements provided for the development of certain businesses within specified areas of Cancun International Airport and Merida International Airport. A general description of these agreements and the parties to each are as follows:

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

Our Airports

         In 2001, our airports served a total of 11.2 million passengers, approximately 59.0% of which were international passengers. In 2002, our airports served a total of 11.0 million passengers, approximately 58.3% of which were international passengers. In 2003, our airports served a total of 12.2 million passengers, approximately 58.5% of which were international passengers. In 2001, 2002 and 2003, Cancun International Airport accounted for 68.0%, 70.2% and 71.2% of the passenger traffic volume and 70.3%, 72.2% and 73.6% of revenues, respectively, from our nine airports.

         All of our airports other than Minatitlan Airport are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

         The following table sets forth the number of passengers served by our airports based on flight origination or destination.

                                                                                         Percentage change    Percentage of
Region                   1999          2000         2001         2002         2003            vs 2002           Total 2003
----------------      ----------    ----------  ----------   ----------    ----------   ------------------    -------------
Mexico                   5,033        4,981         4,864        4,814        5,309            10.3%              43.6%
United States            4,103        4,579         4,500        4,438        4,925            11.0               40.4
Europe                     661          909           882          779          980            25.8                8.0
Canada                     295          441           530          632          712            12.7                5.8
Latin America              517          528           455          315          256           (18.7)               2.1
Asia and others             19           10             9           13            8           (38.5)               0.1
Total                   10,628       11,448        11,240       10,997       12,190            10.9              100.0

-------
(1) Figures in thousands. Figures exclude passengers in transit and private aviation passengers.

         In 2001, 2002 and 2003, approximately 80.6%, 82.0% and 81.1%, respectively, of our domestic passengers traveled to or from Mexico City.

         The following table sets forth the total traffic volume and air traffic movements in our nine airports for the periods presented:

                                 Airport Traffic
                                 (in thousands)

                                                         Year ended December 31,
                                         ---------------------------------------------------------
                                          1999        2000        2001         2002        2003
                                         -------  ----------  -----------   ---------  -----------
Passengers:(1)
Total.............................       9,597.9    11,448.1    11,240.3     10,996.6    12,190.0
                                         =======    ========    ========     ========    ========

Air traffic movements:(2)
Total.............................         208.1       207.6       194.9        194.9       198.0
                                         =======    ========    ========     ========    ========

-----------

(1) Passenger data prior to July 1, 1999 do not include the Cancun charter terminal, because ASUR did not earn passenger charges from passengers using the Cancun charter terminal prior to that date (although access fees equal to 12% of the passenger charges from passengers using the Cancun charter terminal were collected prior to that date).
(2) Includes landings and departures, in thousands. Air traffic movement data include the Cancun charter terminal for all periods, because ASUR earned landing fees from all landings regardless of the terminal used.


         The following table sets forth the passenger traffic volume for each of our airports during the periods indicated:

                              Passenger Traffic(1)
                                 (in thousands)

                                                                          Year ended December 31,
                                                 ------------------------------------------------------------------------
                                                   1999            2000           2001(1)          2002            2003
                                                 --------        --------        --------        --------        --------
Cancun Main Terminal ......................       4,993.9         5,450.6         5,771.3         5,860.8         6,517.6
Cancun Charter Terminal(2) ...............        1,975.9         2,295.5         1,868.7         1,857.2         2,166.6
     Total Cancun ........................        6,969.8         7,746.1         7,640.0         7,718.0         8,684.2
Merida ...................................          940.6           903.3           919.4           849.6           899.6
Cozumel ..................................          526.8           600.3           565.2           445.9           455.8
Villahermosa .............................          521.7           528.3           533.2           499.1           599.7
Oaxaca ...................................          477.1           459.8           440.2           433.2           461.0
Veracruz .................................          467.6           494.1           503.4           479.6           514.6
Huatulco .................................          338.3           331.4           317.3           268.4           259.4
Tapachula ................................          289.7           234.4           190.4           176.8           184.8
Minatitlan ...............................          158.2           150.4           131.2           126.0           130.9
                                                 --------        --------        --------        --------        --------
  Total ..................................       10,689.8        11,448.1        11,240.3        10,996.6        12,190.0
                                                 ========        ========        ========        ========        ========
  Total excluding Cancun Charter Terminal         8,713.9         9,152.6         9,371.7         9,139.4        10,023.4
                                                 ========        ========        ========        ========        ========

-----------
(1) The increase and decrease in Cancun's main terminal and charter terminal traffic, respectively, in 2001 is partially due to the occasional diversion of charter flights to the main terminal. See "--Cancun International Airport" below.
(2) The charter terminal in Cancun International Airport began operating in March 1996. We began operating the terminal on July 1, 1999.


                       Air Traffic Movements by Airport(1)

                                                                     Year ended December 31,
                                                ----------------------------------------------------------------
                                                  1999          2000          2001           2002          2003
                                                -------       -------       -------        -------       -------
Cancun(2)................................        79,787        83,587        80,900         82,730        87,347
Merida...................................        27,702        25,680        23,627         22,827        24,213
Cozumel..................................        17,150        17,670        15,225         14,015        12,813
Villahermosa.............................        20,854        21,142        19,058         18,244        20,299
Oaxaca...................................        18,742        16,052        14,428         15,479        15,111
Veracruz.................................        19,269        19,103        18,705         19,034        19,737
Huatulco.................................         7,229         5,988         6,213          5,922         5,461
Tapachula................................        12,114        13,219        12,317         12,032         7,658
Minatitlan...............................         5,261         5,200         4,431          4,602         5,362
                                                -------       -------       -------        -------       -------
  Total..................................       208,108       207,641       194,904        194,885       198,001
                                                =======       =======       =======        =======       =======

-----------
(1)       Includes departures and landings.
(2) Includes the Cancun charter terminal for all periods, because ASUR earned landing fees from all landings regardless of the terminal used.


         The following table sets forth the air traffic movements in our airports for the periods indicated in terms of commercial, charter and general aviation:

                  Air Traffic Movements by Aviation Category(1)

                                                                     Year ended December 31,
                                                 ----------------------------------------------------------------
                                                   1999         2000         2001           2002           2003
                                                 -------       -------      -------        -------        -------
Commercial Aviation ......................       147,961       143,630      137,019        142,877        143,783
Charter Aviation .........................        23,344        27,312       24,565         19,183         22,535
General Aviation(2) ......................        36,803        36,699       33,320         32,825         31,683
                                                 -------       -------      -------        -------        -------
  Total ..................................       208,108       207,641      194,904        194,885        198,001
                                                 =======       =======      =======        =======        =======

-----------
(1) Includes departures and landings for all nine airports and includes the Cancun charter terminal.
(2)      General aviation generally consists of small private aircraft.

         The following table sets forth the revenues for each of our airports during the periods indicated:

                               Revenues by Airport

                                                          Year ended December 31,
                   ------------------------------------------------------------------------------------------------------
                                  2001                              2002                             2003
                   --------------------------------  ---------------------------------   --------------------------------
                    (thousands of     (thousands of      (thousands of    (thousands of   (thousands of    (thousands of
                       pesos)          dollars) (1)          pesos)        dollars) (1)      pesos)         dollars) (1)
Cancun.............Ps.    898,947   U.S.$   79,997   Ps.    931,864    U.S.$   82,927   Ps.  1,079,625    U.S.$  96,076
Merida.............        99,577            8,861           97,703             8,695          102,724            9,141
Cozumel............        61,865            5,505           51,405             4,575           53,735            4,782
Villahermosa.......        54,756            4,873           53,211             4,735           66,091            5,881
Oaxaca.............        43,375            3,860           43,059             3,832           46,271            4,118
Veracruz...........        52,269            4,651           51,820             4,611           57,804            5,144
Huatulco...........        31,891            2,838           26,001             2,314           24,384            2,170
Tapachula..........        22,707            2,021           21,108             1,878           21,525            1,916
Minatitlan.........        14,175            1,261           13,763             1,225           14,473            1,288
                        ---------          -------        ---------           -------        ---------          -------
  Total............     1,279,562          113,867        1,289,934           114,792        1,466,632          130,516
                        =========          =======        =========           =======        =========          =======

-----------

(1) Translated into dollars at the rate of Ps. 11.2372 per U.S. dollar, the Mexican Ministry of Finance exchange rate for Mexican pesos at December 31, 2003.

Cancun International Airport

         Cancun International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2003, Cancun International Airport was the second busiest airport in Mexico in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. The airport is located approximately 16 kilometers (ten miles) from the city of Cancun, which has a population of approximately 419,815. In 2001, 2002 and 2003, approximately 5.7 million, 5.9 million and 6.5 million passengers, respectively, traveled through Cancun International Airport's main terminal. Of these passengers, in 2001, 2002 and 2003, 77.3%, 75.6% and 67.1%, respectively, were international passengers. A substantial majority of the airport's international passengers (60.1% in 2001, 69.2% in 2002 and 68.7% in 2003) began or ended their travel in the United States. The airport's most important points of origin and destination are Mexico City, Miami, Houston, Dallas and New York. Due to the airport's significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See "Item 3. Key Information--Risk Factors--Risks Related to Our Operations--Our business could be adversely affected by a downturn in the U.S. economy."

         Prior to June 30, 1999, the charter terminal, the general aviation building that handles private aircraft and the commercial operations in the satellite wing of the main terminal were operated by third parties. As of June 30, 1999, we acquired the rights to operate these businesses. During 2003, approximately 2.2 million passengers traveled through the charter terminal in Cancun International Airport. Combined with the 6.5 million passengers that traveled through the main terminal in that year, a total of 8.7 million passengers were served by Cancun International Airport in 2003. We believe this acquisition has given us greater operational flexibility as a result of our operation of both terminals at Cancun International Airport.

         Cancun is located in the state of Quintana Roo. Cancun and its surroundings was the most visited international tourism destination in Mexico in 2003, according to the Mexican Ministry of Tourism. According to the Mexican National Trust for Tourist Development, the Cancun area had approximately 26,550 hotel rooms as of December 31, 2003. The Mexican National Trust for Tourist Development estimates that Cancun will be fully developed in 2010 with approximately 30,000 rooms. Although Cancun may be reached by land, sea or air, we believe most tourists arrive by air through Cancun International Airport. Cancun is between approximately one and a half and five hours by air from all major cities in the United States and 10 to 13 hours by air from most major European cities.

         Cancun is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancun International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancun south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican National Trust for Tourism Development, the greater Cancun area (including the Mayan Riviera) was estimated to have an aggregate of approximately 47,988 hotel rooms as of December 31, 2003.

         Since most of the airport's passengers are tourists, the airport's traffic volume and results of operations are influenced by the perceived attractiveness of Cancun as a tourist destination. See "Item 3. Key Information--Risk Factors--Risks Related to Our Operations-- Our business could be adversely affected by a downturn in the U.S. economy."

         As part of our commercial strategy, in the fourth quarter of 2001 we completed an expansion of 8,114 square meters (approximately 87,300 square feet) and a remodeling of 32,400 square meters (approximately 348,700 square feet), giving us a main terminal building with a total of 40,514 square meters (436,100 square feet) of which 7,489 square meters (89,600 square feet) are for commercial use in Cancun International Airport's main terminal. We are currently pursuing the eviction of several commercial tenants that occupy a small part of this area. We are also currently studying the possibility of developing cargo facilities at the airport.

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

         As of February 2003, we charge taxis and passenger vans an access fee of Ps. 13.64, and buses an access fee of Ps. 22.73, upon entering the airport.


Merida International Airport

         Merida International Airport serves the inland city of Merida, which has a population of approximately 705,055, and surrounding areas in the state of Yucatan. Merida International Airport was our second ranking airport during 2003 in terms of passenger traffic and contribution to revenues. During 2001, 2002 and 2003, Merida International Airport served 919,365, 849,610 and 899,620 passengers, respectively, the substantial majority of which were domestic. The airport's most important point of origin and destination is Mexico City.

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

         In 2001, 2002 and 2003, approximately 18,826, 20,144 and 18,829 metric tons of cargo, respectively, were transported through Merida International Airport, making it our leading airport in terms of cargo volume. In 2001, 2002 and 2003, Merida represented approximately 46.3%, 50.1% and 47.9%, respectively, of our total cargo volume. We have considered opportunities for developing the Merida cargo facilities, but we have no plans to pursue such opportunities at this time.

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

         In September 2002, hurricane Isidore caused significant damages to the state of Yucatan and to our airport in Merida, which was closed to commercial traffic for 27 hours, resulting in the cancellation of 100 flights. Additionally, the airport sustained property damage of Ps. 9.3 million, of which Ps. 5.6 million was covered by insurance.

Cozumel International Airport

         Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2001, 2002 and 2003, 565,165, 445,886 and 455,831 passengers, respectively, traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 2.7 million cruise ship visitors in 2003. Cozumel has one of the world's largest coral reserves, and many passengers traveling to Cozumel are divers. The airport's most important points of origin and destination are Houston, Dallas and Cancun. The island of Cozumel has a population of approximately 60,091.

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

         The airport has a commercial runway with a length of 2,700 meters (1.7 miles). The airport has one main commercial terminal, with four remote boarding positions. The airport also has a general aviation building for small private aircraft.

Villahermosa International Airport

         Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of approximately 330,846. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport's passengers are businesspeople working in the oil industry. During 2001, 2002 and 2003, the airport served 533,248, 499,117 and 599,729 passengers, respectively, substantially all of which arrived on domestic flights. The airport's most important point of origin and destination is Mexico City.

         The airport has one runway with a length of 2,200 meters (1.4 miles). The airport's main terminal has four remote parking positions.

Oaxaca International Airport

         Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of approximately 256,130. The airport served 440,187, 433,296 and 461,013 passengers in 2001, 2002 and 2003, respectively, most of which were domestic. The airport's passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport's most important point of origin and destination is Mexico City.

         The airport has one runway with a length of 2,450 meters (1.5 miles) and a main terminal building with five remote positions. The airport also includes a general aviation building for small private airplanes with 20 positions.

Veracruz International Airport

         Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of approximately 457,377. Veracruz is the busiest port in Mexico in terms of commercial traffic, and is the location of the country's largest container terminal. According to the Mexican Bureau of Ports, Veracruz accounted for 22.2% of all waterborne cargo handled by Mexican ports in 2003. In 2001, 2002 and 2003, the airport served 503,465, 479,574 and 514,587 passengers, respectively. Because the airport's passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport's most important point of origin and destination is Mexico City.

         The airport has two perpendicular runways, one with a length of 2,400 meters (1.5 miles) and another with a length of 1,523 meters (1.0 miles). The airport has one main commercial terminal. The airport also has a general aviation building for small private aircraft with 23 positions.

         Due to Veracruz's proximity to Mexico City, we believe Veracruz could be an attractive location for developing cargo activities. In January 2002, we entered into a contract with Alianz Aviation Group to allow Alianz to operate a cargo hub at Veracruz.

         A commercial airport is also being constructed in Jalapa, in the state of Veracruz, which is expected to be open for commercial flights in the near future. Any competition from other such airports could have a material adverse effect on our business and results of operations.

Huatulco International Airport

         Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico's Pacific coast. Huatulco has a population of approximately 28,327. Huatulco was developed as a tourist resort in the late 1980s. The airport served 317,301, 268,354 and 259,386 passengers in 2001, 2002 and 2003, respectively, most of which were domestic. The substantial majority of the airport's passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic. The airport's most important points of origin and destination are Mexico City, Monterrey and Oaxaca.

         The airport has one runway with a length of 2,700 meters (1.7 miles). The airport's main terminal has three remote positions. The airport has a general aviation building for small private airplanes with 8 positions.

         We intend to capitalize on the seclusion and natural beauty of the area and its numerous resorts by promoting flights to Huatulco from our other airports.

Tapachula International Airport

         Tapachula International Airport serves the city of Tapachula, which has a population of approximately 271,674, and the state of Chiapas. In 2001, 2002 and 2003, the airport served 190,375, 176,793 and 184,750 passengers, respectively, substantially all of which were domestic. The airport's passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport's most important point of origin and destination is Mexico City.

         The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one main terminal with three remote boarding positions. The airport also has a general aviation building for small private aircraft with 24 boarding positions.

Minatitlan Airport

         Minatitlan Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlan. The metropolitan area comprised of these three cities has a population of approximately 153,001. In 2001, 2002 and 2003, the airport served 131,229, 126,009 and 130,900 passengers, respectively. In recent years, the airport's passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque. The airport's passengers are principally domestic business people drawn by the area's petrochemical and agriculture businesses. Because the airport's passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport's most important point of origin and destination is Mexico City.

         The airport has one runway with a length of 2,100 meters (1.3 miles). The airport's main terminal has three remote parking positions. The airport has a general aviation building for small private airplanes with 30 boarding positions.

Principal Air Traffic Customers

         As of December 31, 2003, 45 international airlines and 17 Mexican airlines operated flights at our nine airports (including airlines operating in the charter terminal in Cancun International Airport and airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline's aircraft, with both airlines booking passengers through the same code.

         Mexicana operates the most flights at our airports, with Aeromexico providing the second highest number of flights. The following chart sets forth total revenues from Mexicana and Aeromexico for 2001, 2002 and 2003 for passenger fees, airport and commercial services (including VIP lounges) and security.

      Revenues from Principal Air Traffic Customers by Category of Service
                                 (in thousands)

                                              Mexicana                                          Aeromexico
                             ----------------------------------------------    ----------------------------------------------
                                 2001             2002            2003             2001            2002             2003
                             -------------   -------------    -------------    -------------    -------------   -------------
Passenger Fees               Ps. 149,053.6    Ps. 133,658.8   Ps. 144,719.8    Ps.  94,661.3    Ps.  85,538.1   Ps.  82,147.8

Airport and Commercial
Services (including VIP
lounges)                          36,290.4         30,192.3        24,903.5         28,365.2         24,118.3        12,069.2
                                 ---------        ---------       ---------        ---------        ---------        --------
Security                           2,951.7          2,858.0         2,937.3          1,874.5          1,783.7         2,937.3
                                 ---------        ---------       ---------        ---------        ---------        --------
Total                            188,295.7        166,709.1       172,560.6        124,901.0        111,440.1        97,154.3
                                 =========        =========       =========        =========        =========        ========

         Airlines and other entities controlled by Cintra, S.A. de C.V., a holding company of the Mexican government, collectively accounted for approximately 29.5%, 26.7% and 22.6% of the revenues generated by our airports in 2001, 2002 and 2003, respectively. Aeromexico and Mexicana are both owned by Cintra, S.A. de C.V. The Mexican government directly owns approximately 10% of the capital stock of Cintra, S.A. de C.V., and approximately 36% of the capital stock of Cintra, S.A. de C.V. is owned by the Institution for the Protection of Bank Savings, a decentralized entity of the Mexican federal government. Cintra, S.A. de C.V. also controls several other airlines operating in our airports, including Aerocaribe, Aerocozumel, Aerolitoral, as well as the largest provider of baggage and ramp handling services at our airports, SEAT. After a period of study, the Mexican Congress has approved the separate privatization of several of these Cintra-controlled companies through a competitive bidding process. No date has yet been set for this sale process. The Institution for the Protection of Bank Savings is required by law to transfer all holdings, including its shares of Cintra, S.A. de C.V. and the Mexican government has announced that it intends to sell its shares of Cintra, S.A. de C.V. Further information regarding Cintra, S.A. de C.V.-controlled entities may be found in "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--Agreements with Entities Controlled by the Mexican Government."

         Among foreign airlines, American Airlines and Continental Airlines operate the greatest number of flights to and from our airports. In 2001, American Airlines and Continental Airlines accounted for 5.0% and 6.0%, respectively, of our total revenues. In 2002, American Airlines and Continental Airlines accounted for 6.4% and 5.6%, respectively, of our revenues. In 2003, American Airlines and Continental Airlines accounted for 6.7% and 5.6%, respectively, of our revenues.

         The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2001, 2002 and 2003:

                         Principal Air Traffic Customers

                                                                        Percentage of ASUR Revenues
                                                                        -----------------------------
                                                                          Year ended December 31,
                                                                        -----------------------------
                                                                  2001              2002               2003
                                                             -----------          ----------        ------------
Customer
--------

Compania Mexicana de Aviacion, S.A. de C.V.* (Mexicana)..        14.6%               13.0%              11.6%
American Airlines........................................         5.0%                6.4%               6.7%
Aerovias de Mexico, S.A. de C.V. (Aeromexico)............        10.0%                8.9%               6.5%
Continental Airlines.....................................         6.0%                5.6%               5.6%
Aerovias Caribe, S.A. de C.V.* (Aerocaribe)..............         4.5%                4.5%               4.1%
Aviation Support S.A. de C.V.............................         0.7%                4.0%               2.3%
Aviacion Comercial Especializada S.A. de C.V.............         4.8%                2.8%               4.1%
Comercializadora de Productos en Aeropuertos.............         0.3%                2.9%               3.8%
Consorcio Aviacsa, S.A. de C.V...........................         3.4%                3.5%               3.1%
Lineas Aereas Allegro, S.A. de C.V. .....................         4.3%                3.5%               2.4%
Air Routing International Corporation....................         5.0%                2.7%               2.2%
American Trans Air.......................................         2.7%                2.5%               2.0%
Petroservicios de Mexico, S.A. de C.V....................         2.7%                1.1%               2.0%
  Other..................................................        36.0%               38.6%              43.6%
  Total..................................................       100.0%              100.0%             100.0%
                                                                ------              ------             ------
                                                             -----------          ----------        ------------

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

Seasonality

         Our business is subject to seasonal fluctuations. In general, demand for air travel is typically higher during the summer months and during the winter holiday season, particularly in international markets, because there is more vacation travel during these periods. Our results of operations generally reflect this seasonality, but have also been impacted by numerous other factors that are not necessarily seasonal, including economic conditions, war or threat of war, weather, air traffic control delays and general economic conditions, as well as the other factors discussed above. As a result, our operating results for a quarterly period are not necessarily indicative of operating results for an entire year, and historical operating results are not necessarily indicative of future operating results.

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

         o        the Mexican National Assets Law, enacted May 20, 2004, and

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

         On May 20, 2004 a new Mexican National Assets Law was adopted and published in the Diario Oficial de la Federacion which, among other items, establishes regulations relating to concessions on real property held in the public domain, including the airports that we operate. The new Mexican National Assets Law requires concessionaires of real property held in the public domain that are used for administrative or other non-public purposes to pay a tax. In addition, the new Mexican National Assets Law establishes new grounds for revocation of concessions for failure to pay this tax.

         The constitutionality of the new Mexican National Assets Law has not been challenged in Mexico's court system. If challenged in the future, a court could declare the tax void or determine an alternate amount. We do not expect that this new tax will materially affect our results of operations or financial condition.

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

         o Commercial Services. Commercial services involve services that are not considered essential to the operation of an airport or aircraft, and include: --the leasing of space to retailers, restaurants and banks, and --advertising.

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

         Each master development plan is for a fifteen-year period and is required to be updated every five years and resubmitted for approval to the Ministry of Communications and Transportation. Upon such approval, the master development plan is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder's master development plan or upon approval by the Ministry of Communications and Transportation. Information required to be presented in the master development plan includes:

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

         On December 30, 2003, the Ministry of Communications and Transportation approved our current master development plans. The current terms of the updated master development plans went into effect on January 1, 2004, and will be in effect until December 31, 2008.

         The following table sets forth our committed investments for each airport pursuant to the terms of our current master development plans for the periods presented.

                              Committed Investments

                                                                   Year ended December 31,
                       ---------------------------------------------------------------------------------------------------
                             2004             2005             2006             2007             2008             Total
                       --------------   --------------   --------------   --------------   --------------   --------------
                                                              (thousands of pesos(1))
Cancun............     Ps.    212,185   Ps.    392,643   Ps.     87,045   Ps.    175,354   Ps.     92,516   Ps.    959,743
Merida............              7,142           43,334           13,379           15,606           13,084           92,545
Cozumel...........              7,171           15,676              659            5,138           28,833           57,477
Villahermosa......             16,506           43,760           22,662           18,322            1,803          103,053
Oaxaca............              4,436            4,513            2,725            3,957            5,061           20,692
Veracruz..........             16,175           18,971              773            1,738           12,339           49,996
Huatulco..........             12,726            4,519            4,959            7,760            3,304           33,268
Tapachula.........             12,771           18,376           11,898           10,763            1,163           54,971
Minatitlan........             30,375           40,604            3,478            6,062            9,932           90,451
                               ------           ------            -----            -----            -----           ------
  Total...........     Ps.    319,487   Ps.    582,396   Ps.    147,578   Ps.    244,700   Ps.    168,035   Ps.  1,462,196
                       ==============   ==============   ==============   ==============   ==============   ==============

-----------
(1) Expressed in adjusted pesos as of December 31, 2003 based on the Mexican construction price index in accordance with the terms of our master development plan.


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

         All other sources of revenues at our airports are not regulated. Approximately 90.8%, 86.1% and 84.0 % of our revenues in 2001, 2002 and 2003, respectively, were derived from regulated sources of revenue.

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

Current Maximum Rates

         Each airport's maximum rates from January 1, 2004 to December 31, 2008 were set by the Ministry of Communications and Transportation in December 2003.

         The following table sets forth the maximum rates for each of our airports for the periods indicated. These maximum rates are subject to adjustment only under the limited circumstances described below under "Special Adjustments to Maximum Rates."


                                                            Maximum Rates(1)(2)
                                                          Year ended December 31,
                                 --------------------------------------------------------------------------
                                      2004           2005           2006           2007           2008
                                 -------------   -------------  ------------   -------------  -------------
Cancun.......................    Ps.     105.77  Ps.    104.97  Ps     104.19  Ps.    103.40  Ps.    102.63
Merida.......................             79.71          79.12          78.52          77.94          77.35
Cozumel......................            113.48         112.63         111.78         110.95         110.12
Villahermosa.................             92.35          91.65          90.97          90.28          89.61
Oaxaca.......................             97.37          96.63          95.91          95.19          94.48
Veracruz.....................             82.71          82.08          81.46          80.86          80.25
Huatulco.....................             93.55          92.85          92.15          91.46          90.78
Tapachula....................            116.33         115.46         114.60         113.74         112.89
Minatitlan...................             99.15          98.41          97.67          96.93          96.21

-----------

(1) Expressed in adjusted pesos as of December 31, 2003 based on the Mexican producer price index (excluding petroleum).
(2) Our concessions provide that each airport's maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the five-year period ending December 31, 2008, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of .75%.


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

         Our concessions provide that each airport's maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the five-year period ending December 31, 2008, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of .75%.

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

         To the extent that such aggregate revenues per work load unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On December 31, 2003, the daily minimum wage in Mexico City was Ps. 43.65. As a result, the maximum penalty at such date could have been Ps. 2.2 million (U.S.$194,221). In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances which might lead to a revocation of a concession may be found below at "Penalties and Termination and Revocation of Concessions and Concession Assets."

         Currently, our calculation of work load units (one passenger or 100 kilograms (220 pounds) of cargo does not include transit passengers. There is a possibility that in the future our work load units may include transit passengers and the Ministry of Communications and Transportation will decrease our maximum rates to reflect this higher passenger base. Although there can be no assurance, we do not expect this change to occur in the short term or have a material adverse effect on our revenues if and when it happens.

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

Penalties and Termination and Revocation of Concessions and Concession Assets

         The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession. On December 31, 2003, the daily minimum wage in Mexico City was Ps. 43.65. As a result, the maximum penalty at such date could have been Ps. 17.5 million (U.S.$1.6 million).

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

         In addition, on May 20, 2004 a new Mexican National Assets Law was adopted and published in the Diario Oficial de la Federacion which, among other items, establishes regulations relating to concessions on real property held in the public domain, including the airports that we operate. The new Mexican National Assets Law requires concessionaires of real property held in the public domain that are used for administrative or other non-public purposes to pay a tax. In addition, the new Mexican National Assets Law establishes new grounds for revocation of concessions for failure to pay this tax.

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

         Prior to the opening of Mexico's airports to investment, the Federal Attorney's Office for the Protection of the Environment required that environmental audits be performed at each of our airports. Based on the results of these audits, our predecessor entered into agreements with this agency for each of our airports in which it undertook to make specified improvements and take other corrective actions. In connection with the transfer of the management of the southeast airports from our predecessor, we assumed the obligations under these environmental agreements. In April 1999, we entered into amended agreements with this agency revising the actions required to be taken and the schedule for completion of these actions. While we had previously reflected environmental liabilities related to these assumed obligations on our balance sheet in past years, we believe that we have satisfactorily completed the actions we were required to take. Accordingly, our balance sheets as of December 31, 2001, 2002 and 2003 do not reflect any such environmental liabilities. Additionally, under the terms of our concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to March 19, 1998 and for any failure by the Mexican Airport and Auxiliary Services Agency prior to November 1, 1998 to comply with its agreements with Mexican environmental authorities. Although there can be no assurance, we believe that we are entitled to be indemnified for the amounts related to the actions our predecessor was required to perform under these agreements. For further information regarding these liabilities, see Note 13 to our financial statements.

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

                            Organizational Structure

         The following table sets forth our consolidated subsidiaries as of December 31, 2003, including the ownership interest:

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

All of our subsidiaries are organized under the laws of Mexico.

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

         Our corporate headquarters are located in Mexico City, and total 971.36 square meters. We also rent two warehouses totaling 128 square meters located in Mexico City for storage.

         We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents or similar events. We do not maintain business interruption insurance.

         Item 5.   Operating and Financial Review and Prospects

         The following discussion is derived from our financial statements, which are included elsewhere in this annual report. This discussion does not include all of the information included in these financial statements. You should read these financial statements to gain a better understanding of our business and our historical results of operations.

         Our financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. See Note 15 to our financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

Passenger Traffic Volume and Composition

         To date, a substantial majority of the revenues generated from our nine airports have been earned from aeronautical services. For example, in 2001, 2002 and 2003, 84.9%, 80.7% and 78.8%, respectively, of our revenues were derived from aeronautical services and the remainder of our revenues were derived from non-aeronautical services.

         Our principal source of revenues is passenger charges, which are charges collected from airlines for each passenger (other than diplomats, infants and transfer and transit passengers) departing from the airport terminals that we operate. In 2001, 2002 and 2003, passenger charges represented 73.9%, 73.9% and 77.2 % of our aeronautical services revenues and 62.7%, 59.6% and 60.8%, respectively, of our consolidated revenues. As a result, the principal factor affecting our results of operations is the number of passengers using our airports.

         In recent years, the aggregate passenger traffic volume in our airports has been divided between domestic and international passengers at fairly constant levels. In 2001, 2002 and 2003, for example, approximately 59.0%, 58.3% and 58.5%, respectively, of the passengers using our airports were international and the remaining were domestic. During 2001, 2002 and 2003, 40.0%, 37.4% and 39.7% of our total revenues were derived from passenger charges collected from international passengers.

         Of the international passengers traveling through our airports, a majority historically has traveled on flights originating in or departing to the United States. In 2001, 2002 and 2003, for example, approximately 40.4%, 40.4% and 40.4% of the total passengers and approximately 68.4%, 69.2% and 69.1%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. Accordingly, our results of operations are substantially influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. In addition, of the domestic passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to Mexico City. In 2001, 2002 and 2003, for example, approximately 78.0%, 79.3% and 78.1%, respectively, of the domestic passengers in our airports arrives or departed on flights originating in or departing to Mexico City. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

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

         On May 1, 1999, revenues from our airports became subject to a "dual-till" price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of our revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services are regulated by the Ministry of Communications and Transportation. The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per work load unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined for each year through December 31, 2008. In 2001, 2002 and 2003, approximately 90.8%, 86.1% and 84.0%, respectively, of our total revenues and approximately 39.3%, 28.2% and 24.8%, respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues. Revenues from our leasing of space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) are currently not regulated under this price regulation system.

         The following table sets forth our revenues for the years ended December 31, 2001, 2002 and 2003, based on the categories of services established under the Mexican Airport Law.


                                                                  Year ended December 31,
                                       ----------------------------------------------------------------------------
                                                2001                      2002                       2003
                                       ------------------------  ------------------------  ------------------------
                                                         (thousands of pesos, except percentages)
                                           Amount      Percent      Amount        Percent      Amount      Percent
                                       --------------  --------  --------------  --------  --------------  --------
Regulated Revenues:
  Airport Services(1)...............   Ps.  1,162,448    90.8%  Ps.  1,111,235     86.1%  Ps.  1,232,526     84.0%
Non-regulated Revenues:
   Access fees from non-permanent
   ground transportation............           3,269      0.3%           2,340      0.2%           5,136     0.4%
   Car parking and related access
   fees.............................          13,419      1.0%           15,835     1.2%          20,378     1.4%
   Other fees.......................             987      0.1%            1,818     0.1%           1,762     0.1%
   Complementary Services(1)........               0      0.0%                0     0.0%               0     0.0%
   Commercial Services..............          92,039      7.2%          151,997    11.8%         200,696     13.7%
   Other Services...................           7,400      0.6%            6,709     0.5%           6,134     0.4%
                                       --------------  --------  --------------  --------  --------------  --------
   Total............................   Ps. 1,279,562    100.0%    Ps. 1,289,934    100.0   Ps.  1,466,632    100%
                                       =============    ======    =============    ======  ==============    ====

-------------------
(1) Access fees charged to third parties providing complementary services in our airports are recorded under regulated airport services.


Taxation Treatment

         Mexican companies are generally required to pay the greater of their income tax liability (determined at a rate of 35% for 2001 and 2002, 34% for 2003, 33% for 2004 and 32% thereafter) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets (including, in our case, our concessions), less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries)). To the extent a company is required to pay the asset tax in any year, the portion of that tax that exceeds the company's income tax liability may be credited against the company's income tax liability in subsequent years. We are amortizing our investment in our concessions for tax purposes at rates ranging from 6% to 10%. We expect this accelerated depreciation to allow us to reduce our current income tax payments. We will continue to record a deferred tax provision in our financial statements with respect to these amounts because the amortization period for book purposes is different. Mexican companies are generally exempt from the asset tax during the first three full fiscal years following the commencement of operations (which in our case occurred on November 1, 1998). Accordingly, we were exempt from the asset tax until December 31, 2001. In 2002 and 2003, we and each of our subsidiaries paid an aggregate of Ps. 155.6 million and Ps. 150.2 million, respectively, in asset taxes. On January 1, 2000, we became subject to the mandatory employee statutory profit sharing regime established under the Mexican federal labor law. Under this regime, 10% of each unconsolidated company's annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer. ASUR was not required to pay employee statutory profit sharing in 2001, 2002 and 2003 because ASUR generated tax losses in those years.

         Our results of operations reflect the accrual of a technical assistance fee to ITA under the technical assistance agreement. This fee is explained in
Item 4, "Information on the Company--History and Development of the Company--Investment by ITA."

Effects of Devaluation and Inflation

         The following table sets forth, for the periods presented:

o the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar,

o        the Mexican inflation rate,

o        the U.S. inflation rate, and

o the percentage that Mexican gross domestic product, or GDP, changed as compared to the previous period.


                                                                    Year ended December 31,
                                                              -------------------------------------
                                                                 2001          2002          2003
                                                              ---------     ---------    -----------
Depreciation (appreciation) of the Mexican Peso as
  compared to the U.S. dollar(1)....................            (4.2)%         13.8%         7.6%
Mexican inflation rate(2)...........................             4.4%           5.7%         4.0%
U.S. inflation rate(3)..............................             1.6%           2.0%         1.9%
Increase (decrease) in Mexican gross domestic product(4)        (0.3)%          0.9%         1.3%

-----------
(1) Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 9.1695 per U.S. dollar as of as of December 31, 2001, Ps. 10.4393 per U.S. dollar as of December 31, 2002 and
     11.2372 pesos per U.S. dollar as of December 31, 2003.
(2) Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was : 97.3543 in 2001, 102.904 in 2002 and 106.996 in
     2003.
(3)  As reported by the U.S. Department of Labor, Bureau of Statistics.
(4) In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI).


         The general condition of the Mexican economy, the depreciation of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

o Depreciation and amortization expense. We restate our non-monetary Mexican and foreign assets to give effect to inflation. The restatement of these assets in periods of high inflation increases the carrying value of these assets in pesos, which in turn increases the related depreciation expense and risk of impairments.

o Passenger charges. Passenger charges for international passengers are currently denominated in dollars, while passenger charges for domestic passengers are denominated in pesos. Because Mexican GAAP requires Mexican companies to restate their results of operations in prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeds the depreciation of the peso as compared to the dollar for that period, the peso value of dollar-denominated or dollar-linked revenues in the prior period will be higher than those of the current period. This effect may occur despite the fact that the amount of such revenues in dollar terms may have been the same or greater in the current period.

o Comprehensive financing cost. As required by Mexican GAAP, our comprehensive financing cost reflects gains or losses from foreign exchange and gains or losses from monetary position and, as a result is impacted by both inflation or devaluations.

o Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 60-115 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Because we generally are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports that could lead to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

Revenues from Aeronautical Services and Non-aeronautical Services

         The following table sets forth our revenues from aeronautical services and non-aeronautical services for the periods presented.

                                    Revenues

                                                               Year Ended December 31,
                                                    --------------------------------------------
                                                         2001            2002           2003
                                                    -------------   -------------  -------------
                                                                 (millions of pesos)
Aeronautical Services:
  Passenger charges................................ Ps.     802.7   Ps.     769.4  Ps.     891.8
  Landing charges..................................         108.8           104.5           99.9
  Aircraft parking charges.........................         135.3           124.4          125.4
  Airport security charges.........................          16.6            17.1           18.0
  Passenger walkway charges........................          23.2            25.9           20.3
                                                    -------------   -------------  -------------
    Total..........................................       1,086.6         1,041.2        1,155.4
                                                    -------------   -------------  -------------
Non-aeronautical Services:
  Leasing of space.................................         102.8            84.4           94.8
  Access fees from catering........................          15.5            11.0           11.4
  Access fees from ground transport................          21.7            23.7           32.8
  Other access fees................................          43.3           120.3          163.1
  Other............................................           9.7             9.3            9.1
                                                    -------------   -------------  -------------
    Total..........................................         193.0           248.7          311.2
                                                    -------------   -------------  -------------
      Total Revenues:.............................. Ps.   1,279.5   Ps.   1,289.9  Ps.   1,466.6
                                                    =============   =============  =============

Operating Results by Airport

         The following table sets forth our results of operations for the periods presented.

                                                                 Year Ended December 31,
                                                  ----------------------------------------------------------
                                                      2001                 2002                 2003
                                                  --------------    -------------------   ------------------
                                                                Airport Operating Results
                                                  ----------------------------------------------------------
                                                                   (millions of pesos)
Cancun:
   Revenues:
   Aeronautical services.....................     Ps.      766.9        Ps.      756.9        Ps.     857.4
   Non-aeronautical services.................              132.0                 175.0                222.2
     Total revenues..........................              898.9                 931.8              1,079.6
  Operating income...........................              399.5                 396.5                502.8
Merida:
   Revenues:
   Aeronautical services.....................               80.8                  73.6                 75.2
   Non-aeronautical services.................               18.8                  24.1                 27.5
     Total revenues..........................               99.6                  97.7                102.7
  Operating income    ......................                15.1                   8.5                 10.6
Cozumel:
   Revenues:
   Aeronautical services.....................               50.7                  38.9                 39.6
   Non-aeronautical services.................               11.1                  12.5                 14.1
     Total revenues..........................               61.9                  51.4                 53.7
  Operating (loss) income....................                8.8                  (4.9)                (2.5)
Villahermosa:
  Revenues:
Aeronautical Services.......................                46.6                  42.2                 50.9
Non Aeronautical Services...................                 8.2                  11.0                 15.2
  Total revenues.............................               54.8                  53.2                 66.1
Operating (loss) Income......................               11.0                   7.2                 16.2
Other:(1)
   Revenues:
   Aeronautical services.....................              141.5                 129.6                132.3
   Non-aeronautical services.................               22.9                  26.2                 32.1
     Total revenues..........................              164.4                 155.8                164.4
  Operating (loss) income....................              (19.8)                (38.0)               (25.3)
Total:
   Revenues:
   Aeronautical services.....................            1,086.6               1,041.2              1,155.4
   Non-aeronautical services.................              193.0                 248.7                311.2
     Total revenues..........................            1,279.6               1,289.9              1,466.6
  Operating income...........................              414.6                 369.3                501.8

-----------
(1) Reflects the results of operations of our parent holding company, our airports located in Veracruz, Minatitlan, Oaxaca, Huatulco, Villahermosa and Tapachula and consolidation adjustments.

Summary Historical Results of Operations

         The following table sets forth our consolidated results of operations for the periods presented.

                                                                     Consolidated Operating Results
                                                      ------------------------------------------------------------
                                                                         Year Ended December 31,
                                                      ------------------------------------------------------------
                                                            2001                  2002                  2003
                                                      -----------------   ---------------------  -----------------
                                                                          (thousands of pesos)
Revenues:
Aeronautical services..............................   Ps.    1,086,589      Ps.    1,041,200     Ps.     1,155,446

Non-aeronautical services..........................            192,973               248,734               311,186
  Total revenues...................................          1,279,562             1,289,934             1,466,632
Operating Expenses:
  Cost of services.................................           (316,734)             (357,598)             (369,732)
  General and administrative expenses..............           (109,455)             (111,242)             (121,011)
  Technical assistance(1)..........................            (41,857)              (38,913)              (46,125)
  Concession fee(2)................................            (63,968)              (64,459)              (73,305)
  Depreciation and amortization....................           (332,941)             (348,425)             (354,625)
      Total operating expenses.....................           (864,955)             (920,637)             (964,798)
  Operating income.................................            414,607               369,297               501,834
Comprehensive Financing Cost:
  Interest income, net.............................             85,358                48,653                53,286
  Exchange (losses) gains, net.....................             (5,700)               12,431                 5,649
  Loss from monetary position......................            (41,310)              (32,835)              (34,722)
      Net comprehensive financing (cost) income....             38,348                28,249                24,213
  Income before income taxes and employees'
    statutory profit sharing and extraordinary
    items..........................................            452,955               397,546               526,047
  (Provision for) income taxes and employees'
    statutory profit sharing.......................           (167,820)             (159,826)             (231,936)
  Extraordinary item...............................             (7,352)               (8,675)              (17,920)
  Net income.......................................            277,783               229,045               276,191
Other Operating Data (Unaudited):
  Operating margin(3)..............................              32.4%                 28.6%                 34.2%

  Net margin(4)....................................              21.7%                 17.8%                 18.8%


-----------
(1) We are required to pay ITA a technical assistance fee based on the technical assistance agreement. This fee is described in "Information on the Company--History and Development of the Company--Investment by ITA" under Item 4.
(2) Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concession.
(3)       Operating income divided by total revenues, expressed as a percentage.
          (4) Net income divided by total revenues, expressed as a percentage.


Results of operations for the year ended December 31, 2003 compared to the year ended December 31, 2002

Revenues

         Total revenues for 2003 were Ps. 1,466.6 million, 13.7% higher than the Ps. 1,289.9 million recorded in 2002. The increase in total revenues resulted primarily from an 11.21% increase in international passenger traffic.

         Our revenues from aeronautical services, net of rebates, increased 11.0% to Ps. 1,155.4 million in 2003 from Ps. 1,041.2 million in 2002, primarily as a result of the 11.21% rise in international passengers. Revenues from passenger charges increased 15.9% to Ps. 891.8 million in 2003 (77.2% of our aeronautical revenues during the period) from Ps. 769.4 million in 2002 (73.9% of our aeronautical revenues during the period). Other access fees increased 35.5% to Ps. 163.1 million in 2003 (52.4% of our non-aeronautical services during the period) from Ps. 120.3 million in 2002.

         Revenues from non-aeronautical services increased 25.1% to Ps. 311.2 million in 2003 from Ps. 248.7 million in 2002, principally due to a 32.9% improvement in commercial revenues. The increase in commercial revenues was mainly due to an increase in international passengers, new commercial services in all of our airports, including new restaurants, stores and bars, and our addition of rented office space in the Cancun airport.

         Our revenues from regulated sources in 2003 were Ps. 1,232.5 million, a 10.9% increase compared to Ps. 1,111.2 million in 2002, mainly due to the increase in passenger charges. During 2003, Ps. 234.1 million of our revenues were from non-regulated sources, 31.0% more than the Ps. 178.7 million of revenues from non-regulated sources in 2002. This increase was primarily due to increased revenues from parking lots and related access fees and commercial services.

Operating Expenses and Operating Income

         Total operating expenses were Ps. 964.8 million in 2003, a 4.8% increase from the Ps. 920.6 million recorded as operating expenses in 2002, primarily as a result of a 13.6% increase in administrative expenses, an 18.5% increase in technical assistance fees and a 13.7% increase in concession fees, all due primarily to the increase in overall revenues. As a percentage of total revenues, operating expenses decreased to 65.8% of total revenues in 2003 from 71.4% of total revenues in 2002. The decrease in total operating expenses as a percentage of total revenues resulted primarily from the increase in overall revenues.

         Cost of services increased 1.9% to Ps. 364.3 million in 2003 from Ps.
357.6 million in 2002. The increase was principally due to increases in insurance and maintenance costs.

         General and administrative expenses increased 13.6% to Ps. 126.4 million in 2003 from Ps. 111.2 million in 2002. This increase was primarily attributable to a 10.9% average wage increase granted to non-unionized employees during the third quarter of 2003. The increase in administrative expenses also reflected the preparation and presentation of the investment projects for the Cancun airport and the development, design and preparation of the 2004-2008 Master Development Plan.

         Technical assistance fees increased by 18.5% to Ps. 46.1 million in 2003 from Ps. 38.9 million in 2002, and concession fees increased by 13.7% to Ps. 73.3 million in 2003 from Ps. 64.5 million in 2002. Technical assistance fees increased in 2003 due to our improved profitability. The 13.7% increase in concession fees was primarily the result of the increase in overall revenues.

         Depreciation and amortization costs increased by 1.8% to Ps. 354.6 million in 2003 from Ps. 348.4 million in 2002. This increase was principally due to additional depreciation in 2003 that resulted from the capitalization of Ps. 275.6 million in fixed assets and improvements we made in December 2002 to our concession assets, principally in the Cancun airport.

         Operating income increased 35.9% to Ps. 501.8 million in 2003 from Ps.
369.3 million in 2002. This increase in operating income was primarily a result of the 13.7% increase in total revenues and the effectiveness of our cost controls.

         Operating income for Cancun International Airport increased by 18.3% to Ps. 726.5 million in 2003 from Ps. 613.8 million in 2002. Our eight other airports, on an aggregate basis, had an operating loss of Ps. 2.4 million in 2003 compared to an operating loss of Ps. 18.5 million in 2002. During 2003, revenues and passenger traffic volume in those eight airports increased 8.0% and 6.9%, respectively, from 2002.

Comprehensive Financing Result

         Our net comprehensive financing result decreased 14.3% to income of Ps.
24.2 million in 2003 as compared to income of Ps. 28.3 million in 2002, primarily due to a reduction in our net foreign exchange gain resulting primarily from the depreciation of the Peso against the U.S. Dollar by 7.6% in 2003 as compared to 13.8% in 2002.

Income Taxes, Employees' Statutory Profit Sharing and Asset Tax

         Provision for income taxes and employees' statutory profit sharing increased by 41.9% to Ps. 231.9 million in 2003 from Ps. 159.8 million in 2002, primarily due to increases in deferred income and higher asset taxes for new construction in 2003.

Net Income

         Net income increased 20.6% from Ps. 229.0 million in 2002 to Ps. 276.2 million in 2003, reflecting the factors described above.

Results of operations for the year ended December 31, 2002 compared to the year ended December 31, 2001

Revenues

         Total revenues for 2002 were Ps. 1,289.9 million, 0.8% higher than the Ps. 1,279.6 million recorded in 2001. The increase in total revenues resulted primarily from an increase in commercial revenues due to the opening of new, improved commercial spaces at the Cancun, Merida and Cozumel airports in the last quarter of 2001. This increase was partially offset by a decrease in revenues from aeronautical services resulting from a decrease in operations and international passenger traffic following the events of September 11, 2001.

         Our revenues from aeronautical services, net of rebates, decreased 4.2% to Ps. 1,041.2 million in 2002 from Ps. 1,086.6 million in 2001, primarily as a result of a decrease in operations and international passenger traffic. Revenues from passenger charges decreased 4.1% to Ps. 769.4 million in 2002 (73.9% of our aeronautical revenues during the period) from Ps. 802.7 million in 2001 (73.9% of our aeronautical revenues during the period). Other sources of aeronautical services revenues were substantially the same in both periods.

         Revenues from non-aeronautical services increased 28.9% to Ps. 248.7 million in 2002 from Ps. 193.0 million in 2001, principally due to the opening of new, improved commercial spaces at the Cancun, Merida and Cozumel airports in the last quarter of 2001.

         Our revenues from regulated sources of revenues in 2002 were Ps. 1,111.2 million, a 4.4% decrease compared to Ps. 1,162.5 million in 2001, mainly reflecting the decrease in passenger traffic volume described above. During 2002, Ps. 178.7 million of our revenues were from non-regulated sources of revenues, 52.6% more than the Ps. 117.2 million of revenues from non-regulated sources of revenues in 2001. This increase was primarily due to increased commercial revenues from the new commercial spaces opened at the airports in Cancun, Merida and Cozumel in the last quarter of 2001.

Operating Expenses and Operating Income

         Total operating expenses were Ps. 920.6 million in 2002, a 6.4% increase from the Ps. 865.0 million recorded as operating expenses in 2001. As a percentage of total revenues, operating expenses increased to 71.4% of total revenues in 2002 from 67.6% of total revenues in 2001. The increase in total operating expenses resulted primarily from an increase in the cost of services, which was partially offset by a decline in technical assistance fees for the period, as explained below.

         Cost of services increased 12.9% to Ps. 357.6 million in 2002 from Ps.
316.7 million in 2001. The increase was principally due to the cost of renewing third party liability insurance and acquiring additional insurance coverage against terrorist acts. Additionally, the cost of services for the year was impacted by increases in maintenance and energy costs, as new commercial areas opened in the fourth quarter of 2001.

         General and administrative expenses increased 1.6% to Ps. 111.3 million in 2002 from Ps. 109.5 million in 2001. This increase was primarily attributable to a wage increase granted to non-unionized employees during the second quarter of 2002.

         Technical assistance fees paid by us decreased by 7.2% to Ps. 38.9 million in 2002 from Ps. 41.9 million in 2001, and concession fees paid by us increased by 0.8% to Ps. 64.5 million in 2002 from Ps. 63.9 million in 2001. Technical assistance fees decreased in 2002 because these fees are based on operating results, which decreased by 3.8%. Under the technical assistance agreement, ITA provides management and consulting services and transfers industry "know-how" and technology to ASUR in exchange for a technical assistance fee. This agreement is more fully described in "Related Party Transactions." Technical assistance fees are calculated by the greater of a fixed dollar amount or 5% of ASUR's annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican GAAP and calculated prior to deducting the technical assistance fee). The fixed dollar amount decreases during the agreement's initial five years. For further information regarding the calculation of the technical assistance fees and its minimum annual level, see "Item 4. Information on the Company--History and Development of the Company--Investment by ITA." The increase in concession fees is principally due to the increase in overall revenues in 2002. Under the Mexican Federal Duties Law, each of our subsidiary concession holders is required to pay the Mexican government a concession fee based on its gross annual revenues from the use of public domain assets pursuant to the terms of its concession. Currently, this concession fee is set at a rate of 5% and may be revised annually by the Mexican Congress.

         Depreciation and amortization costs increased by 4.6% to Ps. 348.4 million in 2002 from Ps. 332.9 million in 2001. This increase was principally due to depreciation of new commercial space at our three largest airports during the fourth quarter of 2001.

         Operating income decreased 10.9% to Ps. 369.3 million in 2002 from Ps.
414.7 million in 2001. This decrease in operating income was primarily a result of increases in costs and expenses for the year, as discussed above.

         Operating income for Cancun International Airport decreased by 0.7% to Ps. 396.5 million in 2002 from Ps. 399.5 million in 2001. Our eight other airports, on an aggregate basis, had an operating loss of Ps. 18.5 million in 2002 as compared to operating income of Ps. 26.4 million in 2001. During 2002, revenues and passenger traffic volume in those eight airports decreased 5.9% and 8.9%, respectively, from 2001. We believe that these declines resulted from a decline in domestic and international passenger traffic due to the events of September 11, 2001 in the United States. Cozumel airport was hit the hardest by the decline in international traffic due to a decrease in North American tourists who represent the great majority of travelers to this resort island. In addition, domestic passenger traffic to Cozumel airport was impacted by the suspension of flights to Cozumel by Aeroferinco, a Mexican airline.

Comprehensive Financing Result

         Net comprehensive financing result decreased 26.3% to income of Ps.
28.3 million in 2002 as compared to income of Ps. 38.4 million in 2001, primarily due to a decrease in net interest income from a lower average cash balance in 2002 due to dividends paid in the second quarter of 2002.

Income Taxes, Employees' Statutory Profit Sharing and Asset Tax

         Provision for income taxes and employees' statutory profit sharing (all of which represented deferred income taxes and deferred employees' statutory profit sharing) decreased by 6.1% to Ps. 157.5 million in 2002 to a Ps. 167.8 million provision in 2001, primarily due to the tax rate reduction for future periods effective January 1, 2002, which was partially off-set by the asset tax of 161.8 million that we were subject to in 2002. Ps. 32.4 million of this asset tax was expensed and Ps. 129.3 million was capitalized as a recoverable asset tax.

Net Income

         Net income decreased 17.5% from Ps. 277.8 million in 2001 to Ps. 229.1 million in 2002, principally as a result of an increase in operating expenses.

Liquidity and Capital Resources

         Historically, our operations have been funded through cash flow from operations. The cash flow generated from our operations has generally been used to fund operating expenses and to increase our cash balances. In addition, in 2002 and 2003 we used Ps. 487.9 million and Ps. 155.9 million, respectively, for the payment of dividends.

         In 2003, we generated Ps. 656.6 million in resources from operating activities. Our resources used in financing activities were Ps. 128.3 million, reflecting payment of dividends of Ps. 155.9 million and Ps. 80.3 million of tax on dividends paid, partially offset by recovered income tax on dividends paid. Our resources used in investing activities in 2003 were Ps. 334.5 million for purchases of machinery, furniture and equipment principally for the Cancun, Huatulco and Veracruz airports.

         In 2002, we generated Ps. 583.5 million in resources from operating activities. Our resources used in financing activities were Ps. 757.1 million, reflecting the payment of Ps. 488.0 million of dividends in the second quarter of 2002 and Ps. 269.2 million of tax on dividends paid, and our resources used in investing activities were Ps. 275.6 million in 2002 for the acquisition of machinery, furniture and equipment principally for the Cancun, Cozumel and Merida airports.

         In 2001, we generated Ps. 700.8 million in resources from operating activities. During the same period there was no financing activity and therefore no financing resources were generated or used. Resources used in investing activities were Ps. 377.3 million, reflecting the expansion and remodeling of the main terminals at Cancun, Cozumel and Merida airports and the purchase of machinery, furniture and equipment.

         Under the terms of our concessions, each of our subsidiary concession holders is required to present a master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan includes investment commitments (including capital expenditures and improvements) of the concession holder for the succeeding five-year period. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. On December 30, 2003, the Ministry of Communications and Transportation approved each of our master development plans. The current terms of the master development plans went into effect on January 1, 2004 and will be in effect until December 31, 2008.
         The following table sets forth our committed investments for each airport pursuant to the terms of our current master development plans for the periods presented. There can be no assurance as to the level of committed investments we will be required to undertake under future master development plans.

                              Committed Investments


                                                      Year ended December 31,
                       ----------------------------------------------------------------------------------------
                            2004           2005           2006          2007           2008           Total
                       -------------- -------------- ------------  -------------- -------------- --------------
                                                      (thousands of pesos)(1))
Cancun............     Ps.    212,185 Ps.    392,643 Ps.    87,045 Ps.    175,354 Ps.     92,516 Ps.    959,743
Merida............              7,142         43,334        13,379         15,606         13,084         92,545
Cozumel...........              7,171         15,676           659          5,138         28,833         57,477
Villahermosa......             16,506         43,760        22,662         18,322          1,803        103,053
Oaxaca............              4,436          4,513         2,725          3,957          5,061         20,692
Veracruz..........             16,175         18,971           773          1,738         12,339         49,996
Huatulco..........             12,726          4,519         4,959          7,760          3,304         33,268
Tapachula.........             12,771         18,376        11,898         10,763          1,163         54,971
Minatitlan........             30,375         40,604         3,478          6,062          9,932         90,451
                       -------------- -------------- ------------- -------------- -------------- --------------
     Total........     Ps.    319,487 Ps.    582,396 Ps.   147,578 Ps.    244,700 Ps.    168,035 Ps.  1,462,196
                       ============== ============== ============= ============== ============== ==============

-----------
(1) Expressed in adjusted pesos as of December 31, 2003 based on the Mexican construction price index in accordance with the terms of our master development plan.

         The following table sets forth our historical investments in the periods indicated.

                                   Investments

  Year ended December 31,                            (thousands of pesos)(1)
  -----------------------                            -----------------------

1999.............................................         Ps.         526,040
2000.............................................                     242,606
2001.............................................                     377,345
2002.............................................                     275,612
2003.............................................                     334,468

-------
(1) Expressed in constant pesos with purchasing power as of December 31, 2003.

         We expect to fund our operations and capital expenditures in the short-term and long-term through cash flow from operations, nevertheless, we may also incur indebtedness from time to time.

Critical Accounting Policies

         The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses generated during the reporting period. There can be no assurance that actual results will not differ from those estimates. The impact and any associated risks related to such policies on our business operations are addressed where such policies affect our reported and expected financial results throughout our discussion of our results of operation. Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and results that require us to exercise significant judgment. Our most critical accounting policies are described briefly below. For a detailed discussion of the application of these and other accounting policies, see notes 2 and 15 of our financial statements.

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

Valuation of Rights to Use Airport Facilities and Airport Concessions

         We periodically review the carrying value of our rights to use airport facilities and airport concessions. This review is based upon our projections of anticipated future cash flows over the life of the asset or our concessions, as appropriate. Since our airport concessions expire in 2047, significant management judgment is required in estimating these future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations including assumptions concerning passenger traffic, increases or decreases in rates and inflation. Further, in analyzing the carrying value of our airport concessions, we compare the aggregate carrying value of all nine of our airport concessions to the net cash flows derived from all of the airports, as permitted by applicable accounting literature. The aggregate net cash flows from all of our airports exceeds the carrying value of the airport concessions. Accordingly, because we analyze our valuation estimates on an aggregate level, we have not recognized any impairment loss in the carrying value of an individual airport concession where the carrying value of the individual airport concession exceeds the net cash flows of that airport.

Deferred Income Tax, Employees' Statutory Profit Sharing and Asset Tax

         Our income tax expense, employees' statutory profit sharing and asset tax is comprised of current expenses and deferred expenses. Deferred income tax represents future receivables or payables resulting from the temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our airport concessions, rights to use airport facilities, and from tax loss carry-forwards and credits. Deferred employees' statutory profit sharing is calculated in a similar manner. These temporary differences and tax loss carry-forwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding change in the balances of the recognized deferred tax assets and liabilities is recorded in earnings. Asset tax is a minimum tax that is calculated as 1.8% of the average tax value of virtually all of our assets less the average tax value of certain liabilities. In 2003, we were subject to the asset tax, which can be credited against taxable income for a period of ten years. A company may credit the asset tax against taxable income when it generates taxable income. Deferred tax assets, deferred employees' statutory profit sharing assets and recoverable asset tax are subject to valuation allowances if we estimate that there is a high probability that the assets will not be realized. We have recognized valuation allowances against deferred tax assets, deferred employees' statutory profit sharing and recoverable asset tax for some of our airport subsidiaries. We have not recognized valuation allowances against tax loss carry-forwards generated by our other airport subsidiaries because under current tax law these tax carry-forwards can be carried forward through the term of the airport concessions or a period of ten years. As our airport concessions expire in 2047, significant management judgment concerning a number of factors, including the number of passengers we anticipate in our airports, increases in rates or inflation; changes in the discount rate and taxes is required in determining any valuation allowance.

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

Differences between Mexican GAAP and U.S. GAAP

         Our financial statements are prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. See Note 16 to our financial statements. Net income (loss) under U.S. GAAP was Ps. 324.1 million, Ps. (359.6) million and Ps. 269.4 million for the years ended December 31, 2001, 2002 and 2003, respectively.

         The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are deferred income taxes, employees' statutory profit sharing, tax on dividends paid, the treatment of our investments in our concessions and the rights to use airport facilities and the treatment of ITA's options, which are accounted for as a deferred technical assistance fee under U.S. GAAP. Each of these differences affects both net income and stockholders' equity. See Note 16 to our financial statements for a discussion of these differences and the effect on our results of operation.

Off-balance sheet arrangements

We are not party to any off-balance sheet arrangements, nor have we been involved in any such transactions in the past.

Tabular disclosure of contractual obligations

                                                Payments due by period (in millions of pesos)
                                     --------------------------------------------------------------
                                                                                             More
                                                    Less than                                than 5
Contractual Obligations                Total        1 year       1-3 years     3-5 years     years
                                     ------------   ----------    ----------   ----------    ------
Master Development Plan...........   Ps.1,462,196   Ps.319,487    Ps.974,674   Ps.168,035         -
Purchase Obligations..............         77,285       77,258             -            -         -
Operating Lease Obligations.......          3,775        3,775             -            -         -
Total.............................   Ps.1,543,256   Ps.400,520    Ps.974,674   Ps.168,035         -
                                     ============   ==========    ==========   ==========    ======

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

                  The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name                                                                  Title                                 Director
====                                                                  =====                                  Since
                                                                                                             =====
Kjeld Binger1.....................................Director and Chairman (also Interim Chief
                                                  Executive Officer)                                  March 19, 1999
Aaron Dychter Poltolarek..........................Director                                            March 19, 1999
Martha Miller de Lombera..........................Director                                            February 28, 2001
Ricardo Guajardo Touche...........................Director                                            February 28, 2001
Francisco Garza Zambrano..........................Director                                            February 28, 2001
George Vojta......................................Director                                            April 28, 2003
Federico Patino Marquez(1)........................Director                                            April 30, 2004

-----------
(1) Elected by ITA as holder of series BB shares, with Michael Olsen as Alternate.


Kjeld Binger. Mr. Binger is a member of our board of directors and was appointed Chairman of the Board on March 20, 2001. He is also currently serving as our Interim Chief Executive Officer. He has been an Executive Vice-President since 2001 and Vice-President of Copenhagen Airports A/S since 1996. Previously, Mr. Binger was Director of Planning and Projects of Copenhagen Airports A/S, Vice-President of project development of Hojgaad & Schultz A/S and Project Director of Hoffman & Sonner A/S. Mr. Binger has been involved in several international bidding processes regarding privatization of airports. Currently, Mr. Binger is a member of the board of directors of Copenhagen Airport Development International A/S, and a member of the management committee of Copenhagen Airports A/S. He is 49 years old. Mr. Binger was appointed director by ITA.

Aaron Dychter Poltolarek. Mr. Dychter is a member of our board of directors and has been Under-Secretary of Transportation of the Ministry of Communications and Transportation since December, 1994. Previously, Mr. Dychter was Chief of the Investment, Energy and Industry Unit of the Under-Secretary of Expenditures of the Ministry of Finance and Public Credit, Chief of the Investment Unit of the Under-Secretary of Budget Control of the Ministry of Finance and Public Credit, Coordinator of Advisors to the Under-Secretary of Budget of the Ministry of Budget and Director General of Energy Policy of the Ministry of Energy, Mining and Industry. Currently, Mr. Dychter is a member of the board of directors of Grupo Aeroportuario del Pacifico, S.A. de C.V., Grupo Aeroportuario del Centro Norte, S.A. de C.V. and Grupo Aeroportuario de la Ciudad de Mexico, S.A. de C.V., as well as of the subsidiaries of last two of these companies. He is 53 years old. Mr. Dycther was appointed director by NAFIN.

Martha Miller de Lombera. Ms. Miller is a member of our board of directors and was Vice-President and General Manager of Procter & Gamble Latin America North until her retirement in April 2001. She currently serves on the board of directors of United Way International and was previously a board member of the American Chamber of Commerce of Mexico City. She is 56 years old. Ms. Miller is an independent director.

Ricardo Guajardo Touche. Mr. Guajardo is a member of our board of directors and has been President of Grupo Financiero BBVA Bancomer, S.A. since 2000. He was a President and General Director of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000, and General Director of Grupo Vamsa since 1989. He has served on the board of directors of Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), Fomento Economico Mexicano (FEMSA), Grupo Valores de Monterrey (VAMSA), Transportacion Maritima Mexicana (TMM), Alfa, El Puerto de Liverpool and Centro de Estudios Economicos del Sector Privado (CEESP). He is 56 years old. Mr. Guajardo is an independent director.

George Vojta. Mr. Vojta is a member of our board of directors and has been Director of the Financial Services Forum since 1999. Previously, Mr. Vojta was Vice Chairman to the Board of Bankers Trust, President of Deak & Company, Chief Financial Officer of Phibro-Salomon Inc. and Vice Chairman of Citigroup. Currently, Mr. Vojta is Chairman of Caux Roundtable, Chairman and Chief Executive Officer of Westchester Group LLC and Chairman of Wharton Financial Institutions Center. He is 68 years old. Mr. Vojta is an independent director.

Francisco Garza Zambrano. Mr. Garza is a member of our board of directors and he has served as President of Cementos Mexicanos of Norteamerica y Trading (his current position), as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela, and as President of Cementos Mexicanos E.U.A. He was formerly on the board of directors of Control Administrative Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Camara Nacional del Cemento (CANACEM), Club Industrial, A.C. and Fundacion Mexicana para la Salud. He is 49 years old. Mr. Garza is an independent director.

Federico Patino Marquez. Mr. Marquez is a member of our board of directors and has held various positions with Nacional Financiera in Mexico. He is the Adjunct General Director of the Banca de Inversion in charge of the Direcciones de Financiamiento Internacional, the Banca de Gobierno, and the Banca Empresarial y de Inversion de Capital. He is 51 years old. Mr. Patino was appointed director by ITA.

Senior Management

         Pursuant to our bylaws, the holders of series BB shares are entitled to appoint and remove our chief executive officer and one half of the executive officers reporting directly to the chief executive officer. Currently, four executive officers report directly to the chief executive officer, one of whom was appointed by ITA as holder of the BB shares.

         As of June 2, 2003, Frantz Guns resigned from his position as Chief Executive Officer. Mr. Guns was named Chief Executive Officer of ASUR in March of 2000. Kjeld Binger, our Director and Chairman, was named by the Board of Directors to serve as interim Chief Executive Officer. We have begun a search for a new Chief Executive Officer.

         On August 7, 2003, Manuel Gutierrez Sola was appointed Chief Commercial Officer by ASUR's Nominations and Compensation Committee.

         As of January 25, 2003, Maria Felisa Perez Luengo resigned from her position as Director of Operations, and the duties of Director of Operations have been divided into two positions. Hector Navarrete Munoz is currently serving in the role of Regional Director of Operations.

         The following table lists our executive officers, their current position and their year of appointment as an executive officer:

                                          Principal                Executive
Name                                     occupation             Officer since
----                                     ----------             -------------
Kjeld Binger*................    Interim Director General       June 2, 2003
                                 (interim chief executive
                                 officer)
Adolfo Castro Rivas*.........    Director of Finance            January 24, 2000
                                 (chief financial officer)
Hector Navarrete Munoz.......    Regional Director of           January 15, 2003
                                 Airports
Claudio Gongora Morales......    General Counsel                April 19, 1999
Manuel Gutierrez Sola........    Chief Commercial Officer       August 7, 2003


-----------
*Appointed by ITA, as holder of series BB shares.


Kjeld Binger. Mr. Binger is our Interim Chief Executive Officer. He is also a member of our board of directors and was appointed Chairman of the Board on March 20, 2001. He has been a Vice-President of Copenhagen Airports A/S since 1996. Previously, Mr. Binger was Director of Planning and Projects of Copenhagen Airports A/S, Vice-President of project development of Hojgaad & Schultz A/S and Project Director of Hoffman & Sonner A/S. Mr. Binger has been involved in several international bidding processes regarding privatization of airports. Currently, Mr. Binger is a member of the board of directors of Copenhagen Airport Development International A/S, and a member of the management committee of Copenhagen Airports A/S. He is 49 years old.

Adolfo Castro Rivas. Mr. Castro has been our Director of Finance since January, 2000. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr. Castro was also Chief Financial Officer of Netcapital S.A. de C.V., and Director of Finance of Grupo Mexicano de Desarrollo S.A. de C.V., Finance Manager of Grupo ICA S.A. and an auditor and consultant with Coopers & Lybrand. He is 40 years old.

Hector Navarrete Munoz. Mr. Navarrete is the Regional Director of Airports. Previously, Mr. Navarrete is also the Administrator of the Merida International Airport, Director of the Board of Culture and Tourism of the State of Yucatan and Coordinator of the Mayan Cultural Project in San Antonio, Texas. He is 47 years old.

Claudio Gongora Morales. Mr. Gongora has been General Counsel since April 25, 2001. Previously, he was Sub-Director of ASUR (starting on April 19, 1999). Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compania Exploradora del Istmo, S.A. de C.V. He has also been Legal Sub-Director of Commission de Fomento Minero, Legal Chief Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.,A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 52 years old.

Manuel Gutierrez Sola. Mr. Gutierrez has been our Chief Commercial Officer since August 7, 2003. Previously, Mr. Gutierrez Sola was ASUR's Acting Chief Commercial Officer since October 31, 2002, where he has been in charge of the negotiations of the commercial contracts for the airports managed by ASUR and the implementation of the second stage of the company's commercial strategy. Before that, he was Concessions Manager at ASUR since December, 2000. Prior to joining ASUR, Mr. Gutierrez was Chief Operations Officer of G. Accion S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V. He is 41 years old.

Share Ownership of Directors and Senior Management

         Directors and senior management do not own any shares of ASUR.

Statutory Auditor

         Our bylaws provide for two or more statutory auditors who report to the stockholders at the ordinary general stockholders' meeting on the accuracy of the financial information presented by the board of directors and generally review the affairs of ASUR. Our bylaws provide that each stockholder or group of stockholders owning at least 10% of our shares is entitled to appoint a statutory auditor and an alternate. The statutory auditors are authorized to:
(i) call ordinary or extraordinary stockholders' meetings; (ii) place items on the agenda for meetings of stockholders or the board of directors; and (iii) attend, but not vote at, meetings of stockholders, the board of directors and our management committees. The current statutory auditors are Manuel Canal Hernando, who was appointed by our Series B shareholders, and Rafael Maya Urosa, with Manuel Leyva Vega as alternate, who were appointed by ITA, as holder of series BB shares.

Compensation of Directors and Senior Management

         For the year ended December 31, 2003, we paid an aggregate amount of approximately Ps. 14.8 million for the services of our executive officers, which includes payments to Copenhagen Airports A/S for the services of Kjeld Binger as our interim chief executive officer. Directors received Ps. 4.3 million in aggregate compensation for the year ended December 31, 2003.

         No amount has been set aside by ASUR or its subsidiaries for pension, retirement or similar benefits.

Committees

         Our bylaws provide for four committees to assist the board of directors with the management of our business: an Operating Committee, an Audit Committee, an Acquisitions and Contracts Committee and a Nominations and Compensation Committee.

         The Operating Committee, which currently has five members, is responsible for proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development plans of our subsidiary concession holders, our dividend policy and investments of less than U.S.$2 million, that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint six members of the Operating Committee. Board members elected by the holders of series BB shares have the right to appoint three of the committee members, one of whom is required to be the chief executive officer. The consent of the series BB directors is also required to select the members of the Operating Committee that are not members of our board or officers of our company. The current members of the Operating Committee are Martha Miller de Lombera, Michael Olsen, Samuel Podolsky, Luis Sanchez Salmeron, Francisco Garza Zambrano and Kjeld Binger. One position on the Operating Committee remains open. A secretary has also been appointed who is not a member of the committee.

         The Audit Committee, which currently has three members, is responsible for ensuring that our board of directors, our officers and the officers of our subsidiaries comply with the bylaws, applicable law and general guidelines required to be prepared under the bylaws. The Audit Committee is also responsible for monitoring transactions with affiliates, including ITA and its stockholders. Our bylaws provide that a stockholders' meeting shall determine the number of members of the Audit Committee, which is required to be comprised of a majority of members of the board of directors. The members of the board of directors elected by the holders of series BB shares are entitled to appoint one member to the committee. The committee members elect a president, who does not have a tie-breaking vote, and a secretary, who is not required to be a committee member. The committee also appoints a special delegate, George Vojta, who may not be a person appointed by the holders of series BB shares nor be related to them. The special delegate is charged with ensuring that ITA complies with its obligations under the technical assistance agreement with us. We intend to fully comply with the requirements of the Sarbanes-Oxley Act of 2002 and the rules issued thereunder by the U.S. Securities and Exchange Commission with respect to the composition and functions of our Audit Committee within the timeframe provided. The current members of the Audit Committee are Ricardo Guajardo Touche, Jose Luis Sanchez Salmeron and George Vojta. A secretary has also been appointed who is not a member of the committee.

         The Acquisitions and Contracts Committee, composed of three members, is responsible for ensuring compliance with our procurement policies set forth in our bylaws. Among other things, these policies require that the Acquisitions and Contracts Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$400,000 and that any contract between us, on the one hand, and ITA or any of its related persons (as defined under "Description of Capital Stock"), on the other hand, be awarded pursuant to a bidding process involving at least three other bidders. Our bylaws provide that a stockholders' meeting will determine the number of members of the Acquisitions and Contracts Committee, which is required to be comprised primarily of members of the board of directors. The members of the board of directors elected by the holders of series BB shares are entitled to appoint one member to the committee. The current members of the Acquisitions and Contracts Committee are Hortencia Contreras, Martha Miller and Kjeld Binger. A secretary has also been appointed who is not a member of the committee.

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

NYSE Corporate Governance Comparison

         Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Securities Market Law and the regulations issued by the Mexican National Banking and Securities Commission. We also generally comply on a voluntary basis with the Mexican Code of Best Corporate Practices (Codigo de Mejores Practicas Corporativas) as indicated below, which was created in January 2001 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. On an annual basis, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

         The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

             NYSE Standards                Our Corporate Governance Practice
             --------------                ---------------------------------

Director Independence.  Majority of      Pursuant to the Mexican Securities
board of directors must be               Market Law, we are required to have a
independent.  ss.303A.01                 board of directors of between five
                                         and 20 members, 25% of whom must be
                                         independent.  Our Board of Directors
                                         is not required to make a
                                         determination as to the independence
                                         of our directors.  Our by-laws
                                         provide that our Board of Directors
                                         may be composed of between 7 to 11
                                         members.  Currently, our board has 7
                                         members, of which 4 are independent
                                         under the Mexican Securities Market
                                         Law.
                                         The definition of independence
                                         applicable to us pursuant to the
                                         Mexican Securities Market Law differs
                                         in certain respects from the
                                         definition applicable to U.S. issuers
                                         under the NYSE rules.  Generally,
                                         under the Mexican Securities Market
                                         Law, a director is not independent if
                                         such director is an employee or
                                         officer of the company or a
                                         shareholder that has influence over
                                         the company.  In addition, if there
                                         exist certain relationships between a
                                         company and a director, entities with
                                         which the director is associated or
                                         family members of the director, the
                                         director will not qualify as
                                         independent.

Executive Sessions.  Non-management      Our non-management and independent
directors must meet regularly in         directors are not required to meet in
executive sessions without management.   executive sessions and generally do
Independent directors should meet alone  not do so.  Executive sessions are in an executive session at least once a  not expressly recommended by the
year.  ss.303A.03                        Mexican Code of Best Corporate
                                         Practices.

                                         None of our members of management are
                                         members of our Board of Directors nor
                                         our other committees, except for our
                                         CEO, who presides as Chairman of the
                                         Board of Directors and is a member of
                                         the Nomination and Compensation
                                         Committee and the Operating
                                         Committee.

Audit committee.  Audit committee        We expect to comply with the
satisfying the independence and other    independence requirements of Rule
requirements of Rule 10A-3 under the     10A-3 by July 31, 2005 (the date by
Exchange Act and the more stringent      which compliance is mandated for
requirements under the NYSE standards    foreign private issuers), but the
is required.  ss.ss.303A.06, 303A.07     members of our Audit Committee are
                                         not required to satisfy the NYSE
                                         independence and other audit
                                         committee standards that are not
                                         prescribed by Rule 10A-3.

                                         The principal characteristics of our
                                         Audit Committee are as follows:

                                         o  Our Audit Committee is composed
                                            of three members, two of which are
                                            members of our Board of Directors.

                                         o  A majority of the members of
                                            our Audit Committee and the
                                            committee's president are
                                            independent as such term is
                                            defined under the Mexican
                                            Securities Market Law.

                                         o  Our Audit Committee operates
                                            pursuant to  provisions in the
                                            Mexican Securities Market Law and
                                            our bylaws.

                                         o  Our Audit Committee submits an
                                            annual report regarding its
                                            activities to our Board of
                                            Directors.

                                         o  The duties of our Audit
                                            Committee include, among others,
                                            the following:

                                              -   Ensuring compliance with our
                                                  by-laws by officers and
                                                  directors of the company and
                                                  its subsidiaries

                                              -   Making recommendations to
                                                  the Nomination and
                                                  Compensation Committee with
                                                  respect to the removal of
                                                  directors and officers for
                                                  violations of the by-laws or
                                                  any other applicable legal
                                                  provision

                                               -  Overseeing compliance with
                                                  the corporate governance
                                                  provisions as set forth in
                                                  the General Law of Business
                                                  Companies (Ley General de
                                                  Sociedades Mercantiles), and
                                                  the Mexican Securities
                                                  Market Law and protection of
                                                  minority shareholder rights

                                               -  Appointing and removing the
                                                  company's internal auditor
                                                  and establishing the scope
                                                  of the internal auditor's
                                                  duties and responsibilities

 Nominating/corporate governance and     We are not required to have a
 compensation committee.                 nominating/corporate governance
 Nominating/corporate governance         committee or a compensation
 committee of independent directors and  committee, but the Mexican Code of
 compensation committee of independent   Best Corporate Practices recommends
 directors are required.  Compensation   that companies have an evaluation and
 committee must approve executive        compensation committee.  Our by-laws
 officer compensation.   Each committee  provide for a Nomination and
 must have a charter specifying the      Compensation Committee, which we
 purpose, duties and evaluation          believe carries out the duties of an
 procedures of the committee.            evaluation and compensation committee
 ss.303A.04 and ss.303A.05               and a nominating/corporate governance
                                         committee.  The duties of our
                                         Nomination and Compensation Committee
                                         include, among others, the following:

                                         o  Proposing individuals to serve
                                            as directors at the shareholders
                                            meeting.

                                         o  Proposing individuals to serve
                                            as officers to the Board of
                                            Directors.

                                         o  Proposing compensation for
                                            directors, statutory auditors, and
                                            officers at the shareholders'
                                            meeting or to the Board of
                                            Directors, as applicable.

                                         o  Proposing for consideration at
                                            the shareholders' meeting the
                                            removal of members of the Board of
                                            Directors and officers.

                                         o  Submitting an annual report on
                                            its activities to the Board of
                                            Directors and the shareholders.

                                         The Nomination and Compensation
                                         Committee is currently composed of
                                         three members who are appointed by
                                         the shareholders at the shareholders'
                                         meeting.  Pursuant to our by-laws, at
                                         least one member is appointed by the
                                         Series B shareholders and at least
                                         one member is appointed by the Series
                                         BB shareholders.

Equity compensation plans.  Equity       Shareholder approval is not expressly
compensation plans require shareholder   required under our bylaws for the
approval, subject to limited             adoption and amendment of an
exemptions.                              equity-compensation plan.  No
                                         equity-compensation plans have been
                                         approved by our shareholders.

Code of Ethics.  Corporate governance    We have adopted a code of ethics
guidelines and a code of business        applicable to all of our directors
conduct and ethics is required, with     and executive officers, which is
disclosure of any waiver for directors   available to you free of charge upon
or executive officers. ss.303A.10        request and at www.asur.com.mx.  We
                                         are required by Item 16B of Form 20-F
                                         to disclose any waivers granted to
                                         our chief executive officer, chief
                                         financial officer, and persons
                                         performing similar functions as well
                                         as to our other officers/employees.

Employees

         The following table sets forth the number of employees in various positions as of the end of 2001, 2002 and 2003.

                                    As of December 31,            As of December 31,           As of December 31,
                                           2001                          2002                         2003
                                    -----------------             ------------------           ------------------
Administrative Employees
    Mexico City............                 123                          123                           114
    Cancun Airport.........                  70                           69                            77
    Cozumel Airport........                  12                           13                            13
    Huatulco Airport.......                  12                           14                            16
    Merida Airport.........                  34                           35                            35
    Minatitlan Airport.....                  13                           13                            13
    Oaxaca Airport.........                  13                           12                            13
    Tapachula Airport......                  15                           15                            20
    Veracruz Airport.......                  16                           18                            18
    Villahermosa Airport...                  10                           11                            15
                                           ----                         ----                          ----
      Total Administrative
      Employees                             318                          323                           334
                                           ====                         ====                          ====
  Unionized Employees Mexico
    City...................                   0                            0                             0
    Cancun Airport.........                 118                          113                           114
    Cozumel Airport........                  25                           25                            25
    Huatulco Airport.......                  18                           18                            18
    Merida Airport.........                  45                           44                            44
    Minatitlan Airport.....                  16                           16                            16
    Oaxaca Airport.........                  20                           20                            22
    Tapachula Airport......                  17                           17                            16
    Veracruz Airport.......                  25                           26                            26
    Villahermosa Airport...                  23                           24                            25
                                           ----                         ----                          ====
      Total Union Employees                 307                          303                           306
                                           ====                         ====                          ====

         As of December 31, 2001, 2002 and 2003, we had approximately 625, 626 and 640 employees, respectively.

         Approximately 47.8% of our employees on December 31, 2003 were members of labor unions. A significant portion of the services rendered in our airports is provided by personnel employed by third parties. Approximately 17.8% of our employees are employed by Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary that provides us with administrative and personnel services, while the remainder, including all unionized personnel, are employed by our nine subsidiary operating companies.

         All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers. Labor relations with our employees are governed by nine separate collective labor agreements, each relating to one of our nine airports, and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. We began renegotiating our collective bargaining agreements with our unionized employees in August 2002 and reached final agreements with the unions in October 2003. We believe that our relations with our employees are good.

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

Item 7.           Major Shareholders and Related Party Transactions

                               Major Shareholders

         The following table sets forth certain information regarding the ownership of outstanding Shares as of December 31, 2003.

                                             ---------------------------------------------------------------------
                                                                                         Percentage of total
                                                     Number of Shares                       share capital
                                             ------------------------------         ------------------------------
Identity of stockholder                         B Shares         BB Shares           B Shares           BB Shares
                                             ------------      ------------         ----------         -----------
NAFIN(1)..............................         33,260,870          --                   11.1%              --
ITA(1)(2).............................            --            45,000,000               --                15%
Copenhagen Airports A/S(2) ...........          7,500,000          --                    2.5%              --
Fernando Chico Pardo(3)...............          5,936,000          --                    2.3%              --
Public................................        208,031,130          --                   71.4%              --

---------------------------------------

(1) In addition to the series B shares held by the NAFIN trust, NAFIN (as trustee) also holds 25.5% interest in ITA.
(2) In addition to the series B shares held by Copenhagen Airports A/S, Copenhagen Airports A/S also owns 36.5% of the capital stock of ITA.
(3) In addition to the series B shares held by Fernando Chico Pardo, Fernando Chico Pardo also owns a 38.0% interest in ITA.



         ITA has options through December 18, 2005 to subscribe for newly issued B shares. These options allow ITA to subscribe for 2% and 1% of our capital stock outstanding at the time of each exercise, determined on a fully diluted basis, from December 18, 2001 through December 18, 2005. ITA may exercise its options only if it has complied with its obligations under the technical assistance agreement and the stock ownership restrictions set forth in ASUR's bylaws. These options are described in "Related Party Transactions."

ITA Trust and Shareholders' Agreement

         The rules governing the sale of our series BB shares to ITA required that ITA place all of its series BB shares in trust in order to guarantee ITA's performance of its obligations under the technical assistance agreement and ITA's commitment to maintain its interest in ASUR for a specified period. Accordingly, ITA has placed its shares in trust with Bancomext. This trust provides that ITA may instruct Bancomext with respect to the voting of the shares held in trust that represent up to 10% of ASUR's capital stock; the remaining 5% is required to be voted in the same manner as the majority of all shares voted at the relevant stockholders' meeting. Under our bylaws and the trust, until December 18, 2008 ITA may transfer up to 49% of the series BB shares without restriction. After December 18, 2008, ITA may sell in any year up to 20% of its remaining interest in series BB shares. The term of the trust will be extended for an additional 15 years if, at the end of the initial 15-year term, ITA holds shares representing more than 10% of our capital stock. ITA may terminate the trust before the second 15 year term begins if: (i) ITA holds less than 10% of our capital stock at the end of the initial term; and (ii) the technical services agreement has been terminated. ITA is required to deposit in the trust any additional shares of our capital stock that it acquires.

         ITA's stockholders have entered into a shareholders' agreement which provides that most matters relating to ITA's participation in our management are to be decided by a qualified majority consisting of at least six of ITA's eight directors. The agreement among ITA's stockholders also provides that the qualified majority must include the four directors appointed by the two key partners, currently Copenhagen Airports A/S and NAFIN with respect to certain matters, including the appointment and removal of ASUR's chief executive officer and the election of the members of our board of directors to be elected by the series BB stockholders. The directors appointed by Copenhagen Airports A/S are also required to be included in the qualified majority with respect to the adoption or amendment of our master development plans, business plans and investment plans. Currently, Copenhagen Airports A/S and Fernando Chico Pardo are each entitled to appoint three directors out of ITA's eight directors.

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

         Under the terms of the participation agreement and the trust agreement, ITA's key partners, currently Copenhagen Airports A/S and NAFIN, are required to maintain an ownership interest in ITA of a minimum of 25.5% prior to December 18, 2014 unless otherwise approved by the Ministry of Communications and Transportation. To the extent that a key partner acquires shares of ITA in excess of a 25.5% interest, this additional interest may be sold without restriction. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If ITA or any of its stockholders defaults on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

         In January 2004, the 25.5% ownership in ITA's capital stock of Triturados Basalticos y Derivados S.A. de C.V., was transferred to NAFIN. As a result of the transfer, Triturados Basalticos y Derivados ceased to hold any interest in the capital stock of ITA.We cannot assure you that a third party or an affiliate of Triturados Basalticos y Derivados, S.A. de C.V. having an interest in the assets of Triturados Basalticos y Derivados, S.A. de C.V. will not seek to have this transfer to NAFIN rescinded or will try to enforce agreements made with Triturados Basalticos y Derivados, S.A. de C.V. prior to the transfer.

         NAFIN has announced its intention of selling its 25.5% interest in ITA. Such sale would require the approval of the Ministry of Communications and Transportation and would be subject to a right of first refusal of the other stockholders of ITA. We can provide no assurance as to the timing of this sale or as to the identity of the potential acquirer of this 25.5% interest in ITA.

         In addition, any transfer prior to 2014 at any time that NAFIN holds less than a majority of our capital stock would also require the consent of the holders of a majority of our capital stock. We cannot assure you that our shareholders would approve any transferee to whom NAFIN proposes to sell its 25.5% interest in ITA. In the event that a transfer were to be made without the approval of the Ministry of Communications and Transportation or of our shareholders, ASUR would be entitled to liquidated damages equal to the proceeds of 5% of the series BB shares held in trust, as described above.

         In April 2004, French group Vinci, S.A. transferred its 24.5% ownership in ITA's capital stock to Fernando Chico Pardo. As a result of the transfer, Vinci, S.A. ceased to hold any interest in the capital stock of ITA. Fernando Chico Pardo is a Mexican businessman. He is the founder and president of Promecap, S.C. and he serves among others as a board member of the United Nations Pension Fund, The Quantum Group of Funds, Grupo Posadas de Mexico, Grupo Financiero Inbursa and Grupo Carso.

         In April 2004, Spanish Ferrovial Aeropuertos, S.A. transferred 11.0% and 13.5% of its ownership in ITA's capital stock to Copenhagen Airports A/S and Fernando Chico Pardo, respectively. As a result of the transfer, Ferrovial Aeropuertos, S.A. ceased to hold any interest in the capital stock of ITA.

                           Related Party Transactions

Arrangements with ITA

         The Mexican government's rules for the sale of the Series BB shares required ITA, ASUR and the Ministry of Communications and Transportation to enter into a participation agreement, which established the framework for the option agreement, the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.

         Pursuant to the technical assistance agreement and the participation agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry "know-how" related to the operation of airports to us. These agreements entitle ITA to name our chief executive officer, half our other executive officers and two members of our board of directors. These agreements also grant us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The technical assistance agreement has a fifteen-year term and is automatically renewed for additional five-year terms, unless one party provides notice of its intent not to renew within a specified period. We are required under this agreement to pay ITA an annual fee equal to the greater of a fixed dollar amount or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican GAAP and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase ASUR's earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in "Item 6. Directors, Senior Management and Employees--Committees." In 2000, 2001, 2002 and 2003 we recognized expenses of U.S.$5.0 million, U.S.$3.8 million, U.S.$3.2 million and U.S.$2.2 million, respectively, pursuant to the technical assistance agreement plus additional expenses of approximately U.S.$0.3 million, U.S.$0.3 million, U.S.$0.6 million and U.S.$0.3 million, respectively.

         Under the option agreement, ITA has options to subscribe for newly issued series B shares. These options allow ITA to subscribe for 2% and 1% of our capital stock outstanding at the time of each exercise, determined on a fully diluted basis, 2001 through December 18, 2005, provided that ITA has complied with its obligations under the technical assistance agreement and the stock ownership restrictions set forth in our bylaws. The option exercise price is U.S.$2.64559301 per share (the per share purchase price paid by ITA for its series BB shares) plus an accrued annual premium of 5% from December 18, 1998. The option agreement provides that the exercise price will be adjusted in the event of increases or decreases in capital or certain dividend payments.

Arrangements with Copenhagen Airports A/S

         In June 2003 we entered into a contract with a subsidiary of Copenhagen Airports A/S under which we retained the services of Kjeld Binger as ASUR's interim chief executive officer in exchange for a monthly fee.



                          Stock Option Exercise Periods

                                                                                     Percentage of
                                                                                 then-outstanding fully
                                                                                 diluted capital stock
                                                                                 ---------------------

First exercise period(1)                 Dec. 18, 2001 to Dec. 18, 2003                    2%
Second exercise period                   Dec. 18, 2002 to Dec. 18, 2004                    2%
Third exercise period                    Dec. 18, 2003 to Dec. 18, 2005                    1%

---------------------------------------
(1) Expired without being exercised.


         ITA is entitled to exercise its remaining options immediately upon the earlier to occur of: (i) the acquisition by any stockholder of at least 35% of ASUR's capital stock (the acquisition of more than 10% of our capital stock by any person other than ITA, NAFIN or the Mexican government would require an amendment to our bylaws); (ii) a stockholders' meeting approving a merger involving us that dilutes the holdings of our stockholders by more than 35%; or
(iii) our price per share on a stock exchange is at least U.S.$5.29118602 (twice the option exercise price). ITA or any holder of the option is entitled to transfer its option to any party that is entitled to be a stockholder of a concession holder under the Mexican Airport Law and our bylaws. The relevant restrictions are described in "Item 4. Information on the Company--Regulatory Framework--Scope of Concessions and General Obligations of Concession Holders."

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

         Airlines and other entities controlled by Cintra, S.A. de C.V. accounted for approximately 29.5%, 27.2% and 22.6 of the revenues generated by our airports in 2001, 2002 and 2003, respectively. Of our accounts receivable, these entities accounted for 40.4%, 47.4% and 49.4% and as of December 31, 2001, 2002 and 2003, respectively. These airlines include Aeromexico, Mexicana, Aerocaribe, Aerocozumel and Aerolitoral. Through Aeromexico and Mexicana, Cintra, S.A. de C.V. also controls SEAT, the principal provider of baggage and ramp handling services in our airports. A majority of the capital stock of Cintra, S.A. de C.V. is owned by the Institution for the Protection of Bank Savings, a decentralized entity of the Mexican federal government, and by the Mexican government. The Institution for the Protection of Bank Savings is required by law to transfer all holdings, including its shares of Cintra, S.A. de C.V. and the Mexican government has announced that it intends to sell its shares of Cintra, S.A. de C.V. For details of revenues earned from related parties, see "Item 4. Information on the Company--Business Overview--Principal Air Traffic Customers" and Note 12 to our financial statements.

         In addition to the revenues earned from Cintra, we recorded revenues from several Mexican federal and state government agencies. Revenues from related public sector entities (excluding Cintra) were Ps. 7.2 million, Ps. 2.8 and Ps. 6.4 million for the years ended December 31, 2001, 2002 and 2003, respectively.

         During the years ended December 31, 2001, 2002 and 2003, we recorded expenses of Ps. 55.8 million, Ps. 55.7 million and Ps. 54.3 million, respectively, for electricity, waste disposal, water and other services obtained from entities or agencies of the Mexican government. Also, during the years ended December 31, 1999 and 2000, we granted construction contracts for the Cancun, Merida, Cozumel, and Oaxaca airports totaling Ps. 67.4 million and Ps.
15.1 million, respectively, to Triturados Basalticos y Derivados, S.A. de C.V., a shareholder of ITA. These construction projects were concluded during the years ended December 31, 2000 and 2001.

Item 8.           Financial Information

         See "Item 18.  Financial Statements" beginning on page F-1.

Legal Proceedings

         We are involved in legal proceedings from time to time that are incidental to the normal conduct of our business. We are currently involved in certain legal proceedings in which we are seeking a confirmation of our right to terminate certain lease agreements upon the expiration of their term. Although we cannot predict when these proceedings will end, we expect that they will ultimately be resolved in our favor.

         The municipalities of Cancun, Cozumel, Merida, Minatitlan, Veracruz and Villahermosa have given us notice requesting that we pay property tax (predial) based upon the property on which the Cancun and Cozumel Airports are located. However, we believe that the request to pay this tax is not in accordance with applicable law relating to property in the public domain, which includes the airports we currently operate under concessions. In April 2001, we filed a protective action in court against the attempt to collect the tax by the municipal treasuries of Cancun and Cozumel. Our case against the municipality of Cancun was decided in our favor in March 2004, and the remaining legal proceedings are still in progress.

         We do not believe that liabilities related to any of these claims and proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

                                    Dividends

         The declaration, amount and payment of dividends are determined by a majority vote of the stockholders present at a stockholders' meeting and generally, but not necessarily, on the recommendation of the board of directors. So long as the series BB shares represent at least 7.65% of our capital stock, the declaration and payment of dividends will require the approval of the holders of a majority of the series BB shares. Figures included in this subsection "Dividends" are stated in nominal pesos.

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

         Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under Mexican GAAP. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A. de C.V., is Ps. 65.5 million (which includes the required allocation corresponding to year 2003 net income).

         Dividends paid to non-resident holders with respect to ASUR's series B shares and ADSs are not subject to Mexican withholding tax. Dividends that are paid from a company's distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax that is currently set to decrease over time according to the following schedule of rates: 51.5168% in 2002, 49.2525% in 2003 and 47.0592% thereafter. Distributable earnings that have not been subject to the corporate income tax may arise, for example, when a company's earnings are recognized for accounting purposes before they are recognized for tax purposes. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2003, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years. Dividends paid from a company's distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax. Three of our subsidiaries (Cancun, Villahermosa and Merida) benefit from an injunction that reduced the rate for dividends from 51.5168% in 2002, 49.2525% in 2003 and 47.0592% in 2004 to 34%, 33%, and 32%, respectively.

         On April 27, 2001, the stockholders approved the application of 5% and 20% of income to the legal and share repurchase reserves, respectively. The stockholders allocated Ps. 11.8 million (5% of net income for fiscal year 2000) to a legal reserve fund in compliance with Mexican law and allocated Ps. 47.3 million (20% of net income for fiscal year 2000) to the constitution of a share repurchase reserve. On April 25, 2002, the stockholders approved the allocation of Ps. 13.9 million (5% of net income for fiscal year 2001) to the legal reserve as required under Mexican law and decided to cancel the share repurchase reserve account, transferring its balance into the company's general profit account. On April 29, 2003, the stockholders approved the allocation of Ps. 11.5 million (5% of net income for fiscal year 2002) to the legal reserve as required under Mexican law. On April 29, 2004, the stockholders approved the application of 5% and 55% of income to the legal and share repurchase reserve, respectively. The stockholders allocated Ps. 13.8 million (5% of net income for fiscal year 2003) to a legal reserve fund in compliance with Mexican law and allocated Ps. 152.0 million to a new share repurchase reserve account in 2004.

         At our ordinary and extraordinary stockholders' meeting held on April 25, 2002, our stockholders approved cash dividends totaling Ps. 444.0 million (composed of an ordinary dividend of 0.45 per share and an extraordinary dividend of 1.03 per each share of our Series B and Series BB capital stock outstanding.) This dividend was paid on May 30, 2002, and is the first dividend that we have paid since our company was formed in 1998. On April 27, 2003 general stockholders' meeting, the company's stockholders agreed to pay net dividends after income tax of Ps. 150.0 million, or Ps.0.50 per share. At the general stockholders' meeting on April 29, 2004, ASUR's stockholders agreed to pay net dividends after income tax of Ps. 158.0 million or Ps. 0.56 per share. Because this dividend payment was not taken from the after-tax earnings account, it gave rise to an income tax of Ps. 61.4 million. This dividend was paid on May 31, 2004.

         In the absence of attractive investment opportunities, we intend to continue paying yearly dividends out of our annual net retained earnings, however we do not necessarily plan to pay extraordinary dividends in the future. We do not currently intend to implement a stock repurchase program.

         As of December 31, 2003, we had no distributable earnings that were subject to corporate income tax. We do not expect to generate such after-tax earnings in the near future. Until we generate such earnings subject to corporate income tax, dividends paid by us to non-resident holders of series B shares and ADSs will be subject to both the corporate-level dividend tax income discussed above.

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

The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars over the five most recent financial years is as follows:


       Years ended
       December 31,                        U.S.$ per ADR(1)                         Pesos per Series B Share
                                     -----------------------------              ---------------------------------
                                       Low                  High                    Low                   High
                                     --------           ----------              ----------         --------------
2002
   First Quarter.................    12.00                 14.03                   12.85                 16.57
   Second Quarter(2).............    11.90                 16.45                   11.59                 17.50
   Third Quarter.................    11.00                 14.40                   10.40                 14.90
   Fourth Quarter................     9.79                 12.00                    9.50                 12.10

2003
   First Quarter.................   11.30                  12.86                   9.82                  12.55
   Second Quarter................   13.06                  16.34                  10.99                  15.99
   Third Quarter.................   15.00                  17.19                  13.93                  16.13
   Fourth Quarter................   16.20                  20.00                  14.55                  18.14

2004
   First Quarter.................   19.30                  24.71                  17.38                  22.50

                                       Pesos per Series B Share                         U.S.$ per ADR(1)
                                     -----------------------------              ---------------------------------
                                     Low                    High                   Low                   High
                                     --------           ----------              ----------         --------------
Monthly Prices
   December, 2003................   18.50                  19.70                  15.95                  17.60
   January, 2004.................   19.30                  22.18                  17.38                  20.11
   February, 2004................   21.50                  24.71                  19.50                  22.50
   March, 2004...................   22.10                  24.70                  20.30                  21.95
   April, 2004...................   21.85                  24.00                  19.41                  21.34
   May, 2004.....................   21.30                  23.20                  18.22                  20.60

---------------------------------------
(1)   10 Series B shares per ADR.
(2)   Dividend paid

Sources:  Mexican Stock Exchange and the New York Stock Exchange.

                      Trading on the Mexican Stock Exchange

         The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operations in the early 1900s, and was reestablished in 1907. The Mexican Stock Exchange is organized as a corporation whose shares are held by brokerage firms. These firms are exclusively authorized to trade on the floor of the Exchange. Trading on the Mexican Stock Exchange takes place exclusively through an automated inter-dealer quotation system known as SENTRA, which is open between the hours of 8:30 a.m. and 3:30 p.m., Mexico City time, each business day. Each trading day is divided into six trading sessions with ten-minute periods separating each session. Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off the Exchange. Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility. The suspension procedures will not apply to shares that are directly or indirectly (through ADSs or CPOs) quoted on a stock exchange outside Mexico.

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

         As of December 31, 2003, 158 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2003, the ten most actively traded equity issues (excluding banks) represented approximately 71% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico.

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

         At our Extraordinary Stockholders' Meeting held on December 30, 2003, several changes to our bylaws were approved in order to comply with the regulations published in the Diario Oficial de la Federacion on March 19, 2003 by the Mexican Banking and Securities Commission. Our restated bylaws that include these recent amendments were duly registered with the Federal District Public Registry of Commerce on February 25, 2004 under file number 237,658. Our corporate purpose is defined in Article 2 of our bylaws and includes the management and operation of airports as well as a wide range of other commercial activities.

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

Our Capital Stock

         The following table sets forth our authorized capital stock and our issued and outstanding capital stock at December 31, 2003:

                                  Capital Stock

                                         Authorized      Issued and outstanding
                                      ---------------    ----------------------
     Fixed capital stock:
           Series B shares.........     255,000,000             255,000,000
           Series BB shares........      45,000,000              45,000,000
     Variable capital stock:
           Series B shares.........      15,789,474                  --
           Series BB shares........               0                  --

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

Right of Withdrawal

         Any stockholder having voted against a resolution validly adopted at a meeting of our stockholders with respect to (i) a change in our corporate purpose or nationality, (ii) a change of corporate form, (iii) a merger involving us in which we are not the surviving entity or the dilution of its capital stock by more than 10%, or (iv) a spin-off, may request redemption of its shares, provided that the relevant request is filed with us within fifteen days following the holding of the relevant stockholders' meeting. The redemption of the stockholders' shares will be effected at the lower of (a) 95% of the average trading price determined on the closing prices of our shares over the last thirty days on which trading in our shares took place prior to the date on which the relevant resolution becomes effective, during a period not longer than six months, or (b) the book value of the shares in accordance with our most recent audited financial statements approved by our stockholders' meeting.

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

Registration and Transfer

         Our shares are registered with the Mexican Securities Registry, as required under the Securities Market Law and regulations issued by the Mexican Banking and Securities Commission. If we wish to cancel our registration, or if it is cancelled by the Mexican Banking and Securities Commission, the stockholders holding a majority of the ordinary shares or that have the ability, under any title, to impose any decisions in the ordinary shareholders' meeting or to appoint a majority of members to the board of directors of ASUR will be required to make a public offer to purchase all outstanding shares, prior to such cancellation. Unless the Mexican Banking and Securities Commission authorizes otherwise, the public offer price shall be the higher of the weighted average trade price (based on volume) for our shares during the thirty prior days on which shares may have been quoted prior to the date of the public offer during a period not longer than six months or if no shares traded during such period, the book value of the shares as calculated in accordance with the most recent quarterly report submitted to the Mexican Banking and Securities Commission and to the Mexican Stock Exchange. Any amendments to the foregoing provisions included in our bylaws require the prior approval of the Mexican Banking and Securities Commission and the resolution of the extraordinary stockholders' meeting adopted by a minimum voting quorum of 95% of our outstanding capital stock.

         Series BB shares may only be transferred after conversion into series B shares, and are subject to the following rules:

         o Currently, ITA is permitted to sell up to 49% of its series BB shares. ITA is required to retain its remaining 51% interest through December 18, 2008.

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

         If our bylaws are amended to eliminate the share ownership restrictions described above, any stockholder seeking to acquire "control" of ASUR (as defined above) is required to obtain the consent of the board of directors prior to acquiring shares in excess of the amount permitted to be acquired prior to any such amendment. Any such consent granted by the board of directors shall be conditioned on a tender offer being conducted within 30 business days by the person acquiring "control." The tender offer price is required to be the higher of (i) the average price of the trades carried out during the prior 30 (thirty) days on which the shares may have been quoted prior to the date of the offer; or
(ii) the book value of the shares in accordance with the most recent quarterly report submitted to the Mexican Banking and Securities Commission and to the Mexican Stock Exchange, unless the Mexican Banking and Securities Commission authorizes a different price. Any amendment of this tender offer requirement requires the vote of the holders of 95% of our capital stock.

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

Ownership of Capital Stock by Subsidiaries

         Our subsidiaries may not, directly or indirectly, invest in our shares, unless such subsidiaries acquired our shares to comply with employee stock option or stock sale plans that are established, granted or designed in favor of the employees or officers of such subsidiaries. The number of shares acquired for such purpose may not exceed 15% of our outstanding capital stock.

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

         The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this Form 20-F, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the "Tax Treaty"), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in our series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

         For purposes of this summary, the term "non-Mexican holder" shall mean a holder that is not a resident of Mexico and that will not hold the series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

         For purposes of Mexican taxation, the definition of "residency" is highly technical and residency results in several situations. Generally an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is a resident if it is incorporated under Mexican law or it has its center of interests in Mexico. An individual who has a home in Mexico and another country will be considered to be a resident of Mexico if Mexico is the individual's significant center of interest. An individual's significant center of interest will be considered Mexico in the following circumstances, among other factors: (i) when more than 5% of such person's total yearly income originates in Mexico; (ii) when Mexico is the individual's principal place of business. Additionally, Mexican officers and employees working for the Mexican government but living outside of Mexico will be considered to be Mexican residents even if their significant center of interest is not in Mexico. However, any determination of residence should take into account the particular situation or each person or legal entity.

         In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the series B shares represented by those ADSs.

Taxation of Dividends

Mexican Tax Considerations

         Under Mexican Income Tax Law provisions, dividends paid to non-Mexican holders with respect to our series B shares or ADSs are not subject to any Mexican withholding tax.

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of series B shares or ADSs. Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary whether or not they are converted into U.S. dollars. If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the years in which the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year.

         Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividends, because the common shares are not themselves listed on a U.S exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

         U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt. Three of our subsidiaries (Cancun, Villahermosa and Merida) benefit from an injunction that reduced the rate for dividends from 51.5168% in 2002, 49.2525% in 2003 and 47.0592% in 2004 to 34%, 33%, 32%, respectively.

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

U.S. Tax Considerations

         Upon the sale or other disposition of the series B shares or ADSs, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder's tax basis in the series B shares or ADSs. Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the series B shares or ADSs have been held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder is taxed at a reduced rate. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

                              Documents On Display

         The materials included in this annual report on Form 20-F, and exhibits hereto, may be viewed at the U.S. Securities and Exchange Commission's public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can also be downloaded from the Securities and Exchange Commission's website.

Item 11.          Quantitative and Qualitative Disclosures About Market Risk

         We are exposed to market risk from changes in currency exchange rates.

Foreign Currency Risk

         Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2001, 2002 and 2003, approximately 40.0%, 37.4% and 39.7%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment).

         We did not have any foreign currency indebtedness at December 31, 2001, 2002 and 2003. As of December 31, 2001, 2002 and 2003, 30.4%, 2.8% and 5.9%,
respectively, of our cash and marketable securities were denominated in dollars. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness. A depreciation of the peso relative to the dollar would also result in foreign exchange losses as the peso value of our foreign currency denominated indebtedness is increased. At December 31, 2001, 2002 and 2003, we did not have any outstanding forward foreign exchange contracts. Prior to the maturity of the U.S.$27.7 million of notes due June 30, 2000, we entered into several forward foreign exchange contracts to manage the exchange rate risk associated with this debt.

Item 12.          Description of Securities Other Than Equity Securities

         Not applicable.

                                     PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies

         Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not applicable.

Item 15.          Controls and Procedures

         We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

         There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.          Reserved

Item 16A.         Audit Committee Financial Expert

         Our board of directors has reviewed the qualifications and backgrounds of the members of the audit committee and has determined that, although no one member of the audit committee is an "audit committee financial expert" within the meaning of Item 16A, the combined qualifications and experience of the members of the audit committee give the committee collectively the financial expertise necessary to discharge its responsibilities. We expect to appoint a new member to the audit committee in 2004 who will serve in the role of "audit committee financial expert".

Item 16B.         Code of Ethics

         We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our other officers and employees. Our code of ethics is filed as an exhibit to this Form 20-F and is available on our website at www.asur.com.mx. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.         Principal Accountant Fees and Services

Audit and Non-Audit Fees

         The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31,

2002 and 2003:

                                                Year ended December 31,
                                            ----------------------------
                                                 (thousands of pesos)
                                            ----------------------------
                                               2002              2003
                                            ----------        ----------

Audit fees............................      Ps.  3,200        Ps. 3,200
Audit-related fees....................               0                0
Tax fees..............................             600              100
Other fees............................               0                0
                                            ----------        ----------
       Total fees.....................      Ps.  3,800        Ps. 3,300



         Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements and the review of our interim financial statements.

         Tax fees in the above table are fees billed by PricewaterhouseCoopers for tax compliance, tax advice and tax planning services.

         Our independent auditors did not provide audit-related services or other services in 2002 and 2003.

Audit Committee Pre-Approval Policies and Procedures

         Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.


                                    PART III

Item 18.          Financial Statements

         See pages F-1 through F-42, incorporated herein by reference. The following is an index to the financial statements:

         Consolidated Financial Statements for Grupo Aeroportuario del Sureste, S.A. de C.V. and Subsidiaries

                                                                                                               Page
                                                                                                               ----

Report of Independent Registered Public Accounting Firm.....................................................   F- 1

Consolidated Balance Sheets as of December 31, 2002 and 2003................................................    F-3

Consolidated Statements of Income for the Years Ended December 31, 2001, 2002 and 2003......................    F-4

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended
    December 31, 2001, 2002 and 2003........................................................................    F-5

Consolidated Statements of Changes in Financial Position for the Years Ended
    December 31, 2001, 2002 and 2003........................................................................    F-6

Notes to Consolidated Financial Statements..................................................................    F-7

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

         3.1 Trust Agreement among the Company, ITA, and Bancomext, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

         4.1 Amended and Restated Cancun Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company's other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

         4.2 Participation Agreement among the Company, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C. ("NAFIN"), Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports A/S, Cintra Concesiones de Infraestructuras de Transporte, S.A., Groupe GTM, S.A., Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. ("ITA"), Banco Nacional de Comercio Exterior, S.N.C. ("Bancomext"), and Aeropuertos y Servicios Auxiliares ("ASA"), together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

         4.3 Amendment to the Participation Agreement, the Shareholders Agreement and the Technical Assistance Agreement among the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Bancomext, the Company, Servicios Aeroportuario del Sureste, S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V. and Aeropuerto de Villahermosa, S.A. de C.V.; ITA, Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports A/S, Cintra Concesiones de Infraestructura de Transporte, S.A. de C.V. and Groupe GTM, S.A (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

         4.4 Technical Assistance and Transfer of Technology Agreement among the Company, Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports A/S, Cintra Concesiones de Infraestructuras de Transporte, S.A., VINCI, S.A. and ITA, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

         4.5 Stock Option Agreement between the Registrant and ITA, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

         4.6 Shareholders' Agreement among the Company, NAFIN, ITA, Bancomext, and the Mexican Federal Government through the Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

         4.7 Indemnity Agreement between the Company and the Mexican Federal Government through the Ministry of Communications and Transportation, dated September 28, 2000, together with an English translation (previously filed with the Securities and Exchange Commission as Exhibit 4.7 on Form 20-F dated June 28, 2001 and incorporated by reference herein) (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

         8.1 List of subsidiaries of the Company (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

         11.1     Code of Ethics.

         12.1 Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

         12.2 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

         13.1 Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                  Grupo Aeroportuario del Sureste, S.A. de C.V.


                                  By:  /s/ ADOLFO CASTRO RIVAS
                                       -----------------------------------------
                                        Name:   Adolfo Castro Rivas
                                        Title:  Chief Financial Officer


Dated: June 16, 2004

                        GRUPO AEROPORTUARIO DEL SURESTE,
                         S. A. DE C. V. AND SUBSIDIARIES

                    CONSOLIDATED AUDITED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2002 AND 2003

                        GRUPO AEROPORTUARIO DEL SURESTE,
                         S. A. DE C. V. AND SUBSIDIARIES

                    CONSOLIDATED AUDITED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2002 AND 2003



                                      INDEX





Contents                                                                 Page
--------                                                                 ----

Report of independent auditors                                           F - 1

Financial statements:

Consolidated balance sheets                                              F - 3

Consolidated statements of income                                        F - 4

Consolidated statements of changes in stockholders' equity               F - 5

Consolidated statements of changes in financial position                 F - 6

Notes to the consolidated financial statements                        F - 7 - 42

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Grupo Aeroportuario del Sureste, S. A. de C.V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Sureste, S. A. de C.V. and Subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, of changes in stockholders' equity and of changes in the financial position for each of the three years in the periods ended December 31, 2001, 2002 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste , S. A. de C.V. and Subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their changes in stockholders' equity and their changes in their financial position for each of the three years in the periods ended December 31, 2001, 2002 and 2003, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

PricewaterhouseCoopers




Luis Moiron Llosa



Mexico, City
February 16, 2004, except for the Note 15, as to which the date is April 14, 2004

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2003

             (Expressed in thousands of Mexican Pesos in purchasing
                         power as of December 31, 2003)




                                                                                    2002                 2003
                                                                                    ----                 ----
ASSETS
Current assets:Cash and marketable securities                                 Ps.     516,583      Ps.     710,367
Trade receivables, net                                                                172,824              170,489
Recoverable taxes and other current assets                                             62,080              140,920
                                                                              ---------------      ---------------
Total current assets                                                                  751,487            1,021,776
Machinery, furniture and equipment, net of accumulated
  depreciation of Ps.122,376 and Ps.179,965, respectively                             892,162            1,166,208
Airport concessions, net of accumulated amortization
  of Ps.881,393 and Ps.1,101,355, respectively                                      7,903,794            7,683,832
Rights to use airport facilities, net of accumulated amortization
  of Ps.353,471 and Ps.427,377, respectively                                        2,184,679            2,110,438
                                                                              ---------------      ---------------
Total assets                                                                  Ps.  11,732,122      Ps.  11,982,254
                                                                              ===============      ===============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Trade accounts payable                                                        Ps.       2,586      Ps.      10,192
Accrued expenses and other payables                                                   125,113              145,742
                                                                              ---------------      ---------------
Total current liabilities                                                             127,699              155,934

Seniority premiums                                                                        678                  608
Deferred income tax and employees' statutory profit sharing                           404,166              478,265
                                                                              ---------------      ---------------
Total liabilities                                                                     532,543              634,807
                                                                              ---------------      ---------------
Commitments and contingencies

Stockholders' equity:
Capital stock                                                                      10,906,498           10,906,498
Legal reserve                                                                          40,219               51,671
Retained earnings                                                                     252,862              389,278
                                                                              ---------------      ---------------
Total stockholders' equity                                                         11,199,579           11,347,447
                                                                              ---------------      ---------------

Total liabilities and stockholders' equity                                    Ps.  11,732,122      Ps.  11,982,254
                                                                              ===============      ===============


            The accompanying notes are an integral part of these consolidated financial statements.

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

             (Expressed in thousands of Mexican Pesos in purchasing
            power as of December 31, 2003, except per share amounts)




                                                                                   For the years
                                                                                ended December 31,
                                                                  -------------------------------------------

                                                                   2001               2002              2003
                                                                   ----               ----              ----
REVENUES:
Aeronautical services                                         Ps. 1,086,589       Ps. 1,041,200     Ps.1,155,446
Non-aeronautical services                                           192,973             248,734          311,186
                                                              -------------       -------------     ------------
Total revenues                                                    1,279,562           1,289,934        1,466,632
                                                              -------------       -------------     ------------
OPERATING EXPENSES:
Cost of services                                                    316,734             357,598          369,732
Technical assistance                                                 41,857              38,913           46,125
Concession fee                                                       63,968              64,459           73,305
General and administrative expenses                                 109,455             111,242          121,011
Depreciation and amortization                                       332,941             348,425          354,625
                                                              -------------       -------------     ------------
Total operating expenses                                            864,955             920,637          964,798
                                                              -------------       -------------     ------------
Operating income                                                    414,607             369,297          501,834
                                                              -------------       -------------     ------------
COMPREHENSIVE FINANCING RESULT:
Interest income                                                      86,864              50,160           54,247
Interest expense                                                     (1,506)             (1,507)            (961)
Exchange (losses) gains, net                                         (5,700)             12,431            5,649
Loss from monetary position                                         (41,310)            (32,835)         (34,722)
                                                              -------------       -------------     ------------
Net comprehensive financing  income                                  38,348              28,249           24,213
                                                              -------------       -------------     ------------
Income before taxes, employees' statutory profit
sharing and extraordinary items                                     452,955             397,546          526,047
Provisions for:
Asset tax                                                                               (32,779)         (45,194)
Deferred income tax and employees' statutory
profit sharing                                                     (167,820)           (127,047)        (186,742)
                                                              -------------       -------------     ------------

Income before extraordinary items                                   285,135             237,720          294,111

Contract termination fee                                             (7,352)             (5,000)         (16,298)

Loss on natural disaster                                                                 (3,675)          (1,622)
                                                              -------------       -------------     ------------


Net income                                                    Ps.   277,783       Ps.   229,045     Ps.  276,191
                                                              =============       =============     ============

Earnings per share                                            Ps.      0.93       Ps.      0.76     Ps.     0.92
                                                              =============       =============     ============


            The accompanying notes are an integral part of these consolidated financial statements.

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

             (Expressed in thousands of Mexican Pesos in purchasing
                         power as of December 31, 2003)



                                                                        Reserve for                         Total
                                             Capital         Legal      repurchase        Retained      stockholders'
                                              stock         reserve      of stock         earnings         equity
                                              -----         -------      --------         --------         ------

Balance at December 31, 2000             Ps.10,906,498     Ps. 14,500                  Ps. 528,891      Ps.11,449,889


Transfer to legal reserve                                      11,830                      (11,830)
Transfer to reserve for repurchase
of stock                                                                Ps. 47,323         (47,323)
Comprehensive income                                                                       277,783            277,783
                                         -------------     ----------   ----------     -----------      -------------
Balance at December 31, 2001                10,906,498         26,330       47,323         747,521         11,727,672

Transfer to legal reserve                                      13,889                      (13,889)
Cancellation of reserve for repurchase
of stock                                                                   (47,323)         47,323
Dividends paid                                                                            (487,970)          (487,970)
Income tax paid on dividends                                                              (269,168)          (269,168)

Comprehensive income                                                                       229,045            229,045
                                         -------------     ----------   ----------     -----------      -------------
Balance at December 31, 2002                10,906,498         40,219                      252,862         11,199,579

Transfer to legal reserve                                      11,452                      (11,452)
Recovered income tax paid
on dividends                                                                               107,990            107,990
Dividends paid                                                                            (155,965)          (155,965)
Income tax paid on dividends                                                               (80,348)           (80,348)
Comprehensive income                                                                       276,191            276,191
                                         -------------     ----------   ----------     -----------      -------------
Balance at December 31, 2003             Ps.10,906,498     Ps. 51,671   Ps.            Ps. 389,278      Ps.11,347,447
                                         =============     ==========   ==========     ===========      =============


            The accompanying notes are an integral part of these consolidated financial statements.

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003


             (Expressed in thousands of Mexican Pesos in purchasing
                         power as of December 31, 2003)



                                                                            For the years
                                                                          ended December 31,
                                                             --------------------------------------------

                                                             2001                2002                2003
                                                             ----                ----                ----
Operating activities:
Net income before extraordinary items                     Ps. 285,135        Ps. 237,720         Ps. 294,111
Adjustments to reconcile net income to
  resources provided by (used in)
  operating activities:
Depreciation and amortization                                 332,941            348,425             354,625
Deferred income tax and employees'
  statutory profit sharing                                    167,820            127,047             186,742
Other                                                          (1,741)
Changes in operating assets and liabilities:
Trade receivables                                             (32,703)           (30,660)              2,335
Recoverable taxes and other current assets                    (45,487)             3,503             (78,840)
Recoverable asset tax                                                           (129,316)           (101,072)
Trade accounts payable                                        (11,735)             1,179               7,606
Accrued expenses and other liabilities                         13,910             34,298               8,988
                                                          -----------        -----------         -----------
Resources provided by operating activities
before extraordinary items                                    708,140            592,196             674,495
Contract termination fee                                       (7,352)            (5,000)            (16,298)
Loss on natural disaster                                                          (3,675)             (1,622)

Resources provided by operating activities                    700,788            583,521             656,575
                                                          -----------        -----------         -----------
Financing activities:
Dividends paid                                                                  (487,970)           (155,965)
Tax on dividends paid                                                           (269,168)            (80,348)
Recovered income tax paid on dividends                                                               107,990
                                                          -----------        -----------         -----------
Resources used in financing activities                                          (757,138)           (128,323)
                                                          -----------        -----------         -----------
Investing activities:
Purchase of machinery, furniture and
equipment                                                    (377,345)          (275,612)           (334,468)
                                                          -----------        -----------         -----------
Resources used in investing activities                       (377,345)          (275,612)           (334,468)
                                                          -----------        -----------         -----------
Increase (decrease) in cash and marketable
  securities                                                  323,443           (449,229)            193,784
Cash and marketable securities, beginning
  of period                                                   642,369            965,812             516,583
                                                          -----------        -----------         -----------
Cash and marketable securities, end of
  period                                                  Ps. 965,812        Ps. 516,583         Ps. 710,367
                                                          ===========        ===========         ===========


            The accompanying notes are an integral part of these consolidated financial statements.

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

             (Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2003, except per share and share amounts)


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

In June 1998, the Ministry of Communications and Transportation granted to subsidiaries of ASUR the concessions to operate, maintain and develop the nine airports of the Southeast group for a period of 50 years commencing on November 1, 1998, for Ps. 10,830,850 (December 31, 2003 pesos), excluding value added tax. The concession period may be extended by the parties under certain circumstances. The acquisition cost of the airport concessions was paid through the issuance of capital stock of ASUR (see Note 7). The cost of the airport concessions was determined by the Mexican government with reference to the price paid by Inversiones y Tecnicas Aeroportuarias, S. A. de C. V. ("ITA") for its investment in ASUR (see below). Beginning November 1, 1998, the Company is also required to pay the Mexican government annual concession fees currently equal to 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concessions. Payments against the concession fees are made every two months.

Notwithstanding the Company's rights to operate, maintain and develop the nine airports, pursuant to the Mexican General Law of National Assets, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon expiration of the Company's concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican nation.

In December 1998 and in March 1999, the Mexican government sold an aggregate 15% equity interest in ASUR to ITA, pursuant to a public bidding process. ITA paid the Mexican government an aggregate of Ps.1,165,076 (nominal), excluding interest, in exchange for: (i) 45,000,000 Class I Series BB shares (see Note 7) representing 15% of ASUR's capital stock; (ii) options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding at the time of exercise, each determined on a fully diluted basis, from the Company; and (iii) the right and obligation to enter into several agreements, including a technical assistance agreement, under terms established during the bidding process. ITA is a consortium consisting of Copenhagen Airports A/S (25.5%), Triturados Basalticos y Derivados, S. A. de C. V. (25.5%), Groupe Vinci S. A. (24.5%) and Cintra Concesiones de Infraestructura de Transporte, S.A. (24.5%). In 2002, Cintra Concesiones de Infraestructura de Transporte, S. A. transferred its 24.5% ownership in ITA to Ferrovial Aeropuertos, S. L. and in December 2003 Triturados Besalticos y Derivados, S. A. de C. V. transferred its 25.5% ownership in ITA to Nacional Financiera, S. N. C. ITA's Series "BB" shares provide it with certain rights including the right to elect two members of the Company's board of directors and veto rights with respect to certain corporate actions (see Note
15). The technical assistance agreement provides ITA with certain rights including the right to appoint and remove the Company's chief executive officer and half of its most senior members of management.

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

b) Recognition of the effects of inflation

The consolidated financial statements have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information" ("Bulletin B-10") issued by the MIPA, and determined as follows:

o The statements of income and changes in stockholders' equity were restated applying Mexican National Consumer Price Index ("Mexican CPI") factors from the periods in which the transactions occurred. The financial statements of the Company for the years ended December 31, 2002 and 2003 have been restated for comparability purposes to December 31, 2003 purchasing power, by applying the restatement factors of 1.0570 and 1.0398, respectively.

o The statements of changes in financial position present, in constant Mexican pesos, the resources provided by or used in operating, financing and investing activities.

The methodology for the restatement of the individual financial statement items is as follows:

Restatement of non-monetary assets:
Machinery, furniture and equipment, net are recorded at acquisition cost, restated using Mexican CPI factors from the date the asset was purchased to the date of the financial statements. Depreciation expense is based on the restated carrying value of the assets.

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

c) Cash and marketable securities

Cash and marketable securities includes cash, temporary investments and marketable securities. As of December 31, 2002 and 2003, cash and marketable securities consisted primarily of money market accounts and short-term Mexican government bonds.

d) Machinery, furniture and equipment, net

Depreciation of machinery, furniture and equipment is based upon the restated carrying value of the assets and is recognized using the straight-line method over the estimated useful lives of the assets. The useful lives of the Company's machinery, furniture and equipment is as follows:

                                                                   Years
                                                                   -----

           Improvements to concessioned assets                   50 and 10
           Machinery and equipment                                  10
           Office furniture and equipment                           10
           Computer equipment                                        3
           Automotive equipment                                      4
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

The acquisition cost of the nine airport concessions of Ps.10,830,850 (December 31, 2003 pesos) was allocated to the rights to use the airport facilities (Ps.2,480,651) and to certain environmental liabilities assumed (Ps.13,232) with the excess acquisition cost recorded as airport concessions (Ps.8,363,431). The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser. The amounts allocated to the environmental liabilities assumed are based on management's best estimate of the actual costs to be incurred and reflect the terms of an agreement with the environmental authorities (see Note
13).

The acquisition cost of the rights acquired from Cancun Air, Dicas and Aeropremier of Ps.478,920 was allocated to the rights to use the airport facilities (Ps.57,164) with the excess acquisition cost recorded as airport concessions (Ps.421,756). The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser.

The rights to use the airport facilities are being amortized on a straight-line basis over the estimated remaining useful lives of the underlying assets. The amounts allocated to the airport concessions are being amortized on a straight-line basis over the life of the concessions and the rights acquired.

f) Review of the book value of long - lived assets

The Company estimates the recoverable value of the rights to use airport facilities, airport concessions and improvements to concessioned assets to be the estimated discounted future net cash flows from the nine airport concessions in the aggregate. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized. At December 31, 2002 and 2003, the recoverable value exceeds the net book value.

The procedure and criterion used by the Company are in line with the provisions of Statement C-15, "Impairment in the Value of Long-lived Assets and Their Disposal", issued by the Accounting Principles Commission of the Mexican Institute of Public Accountants, which went into effect on January 1, 2004, although early application was recommended.

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

Terminal space is leased through operating leases with either fixed monthly rental fees or fees based on the greater of a minimum monthly fee, a specified percentage of the lessee's monthly revenues or the number of departing passengers. Access fees and other services revenues are recognized as services are provided.

Under the Airport Law and its regulations, the Company's revenues are classified as Airport Services, Complementary Services or Commercial Services. Airport Services consist primarily of the use of runways, taxiways and aprons for landings and departures, aircraft parking, the use of passenger walkways, security services, hangars, automobile parking facilities as well as the general use of terminal space and other infrastructure by aircraft, passengers and cargo, including the lease of space essential for the operation of airlines and complementary service providers. Complementary Services consist primarily of ramp and handling services, catering, maintenance and repair and related activities that provide support to air carriers. Revenues from access fees charged to third parties providing complementary services are classified as Airport Services. Commercial Services consist of services that are not considered essential to the operation of an airport, such as the lease of space to retailers, restaurants and banks. The following table presents the Company's revenues for the years ended December 31, 2001, 2002 and 2003, using the classifications established under the Airport Law and its regulations (see below for discussion of revenue regulation):

                                                                           Year ended
                                                                          December 31,
                                                          -------------------------------------------
                                                          2001                2002               2003
Regulated services:
  Airport services                                  Ps.   1,162,448     Ps.   1,111,235     Ps.   1,232,526
                                                    ---------------     ---------------     ---------------
Non-regulated services:
  Airport services:
    Access fees from non-permanent
    ground transportation                                     3,269               2,340               5,136
    Car parking lots and related access fees                 13,419              15,835              20,378
    Other access fees                                           987               1,818               1,762
  Commercial services                                        92,039             151,997             200,696
  Other services                                              7,400               6,709               6,134
                                                    ---------------     ---------------     ---------------
Total non-regulated services                                117,114             178,699             234,106
                                                    ---------------     ---------------     ---------------
                                                    Ps.   1,279,562     Ps.   1,289,934     Ps.   1,466,632
                                                    ===============     ===============     ===============

The maximum rate is determined by the Ministry of Communications and Transportation based on projections of work load units, operating expenses and pre-tax earnings from services subject to price regulation, capital expenditures, reference amounts established in the concessions and a discount rate to be determined by the Ministry of Communications and Transportation. The projections are to be derived from each airport's approved five year Master Development Plan. Once each airport's maximum rates are determined, they may only be changed every six months or earlier if there has been a cumulative increase of at least 5% in the Mexican producer price index (excluding petroleum) or if a special adjustment event has occurred. In determining the maximum rates for 1999 through 2003, the Ministry of Communications and Transportation set the rates to include a 1% efficiency factor reduction (in real terms) each year.

At December 31, 2003, in accordance with the Airport Law and the Regulations, the Ministry of Communications and Transportation issued the maximum rates at each airport from 2004 to 2008, considering a 0.75% efficiency factor reduction (in real terms each year).

The Company received an official communication from the Ministry of Communications and Transportation indicating compliance with the maximum rates at each airport for periods from 1999 through 2002 and expects to receive an official communication indicating compliance with the maximum rates at each airport for the years ended December 31, 2003.

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

The weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the years ended December 31, 2001, 2002 and 2003. Options to purchase newly issued shares representing 5%, 5% and 3% of total shares outstanding, at the time of exercise, each determined on a fully diluted basis, were outstanding during the years ended December 31, 2002, 2002 and 2003 but were not included in the computation of diluted earnings per share because the assumed exercise would be antidilutive.

m) Concentrations

Trade receivables consist primarily of receivables from major domestic and international airlines. Approximately 48% and 50% of trade receivables as of December 31, 2002 and 2003, respectively, were receivable from air carriers and other entities controlled by Cintra S. A. de C. V. ("Cintra") including Mexicana, Aeromexico, Aerocaribe, Aerocozumel and Aerolitoral. A majority of Cintra's capital stock is owned by the Institute for the Protection of Bank Savings, a decentralized entity within the Mexican federal public administration, and by the Mexican government.

In addition, a significant portion of revenues is generated from services provided to a small number of customers. Approximately 30%, 27% and 23% of total revenues for the years ended December 31, 2001, 2002 and 2003, respectively, were generated from services provided to the air carriers and other entities controlled by Cintra.

Further, approximately 70%, 70% and 74% of revenues during the years ended December 31, 2001, 2002 and 2003, respectively, were generated from operations at the Cancun International Airport.

n) Recently issued accounting standards

In 2003, the MIPA issued new Statement C-12, "Financial Instruments Qualifying as Liabilities, Capital or Both" ("Statement C-12"), which highlights the differences between liabilities and stockholders' equity from the viewpoint of the issuer, as a basis for identifying, classifying and recording the liability and capital components of combined financial instruments in their initial recognition.

The new Statement C-12 establishes the methodology for separating liabilities and stockholder's equity from the price received from the placement of combined financial instruments. That methodology is based on the residual nature of stockholders' equity and avoids the use of fair values affecting stockholders' equity in initial transactions. Additionally, it establishes that beginning on January 1, 2004, the initial costs resulting from the issuance of the combined instruments are assigned to liabilities and stockholders' equity in the same proportion as the amounts of the components recognized as liabilities and stockholders' equity; that the losses and incomes related to financial instrument components classified as liabilities are recorded in overall financing; and the yield distributions to owners of financial instrument components classified as stockholders' equity are charged directly to a capital account other than the income account for the year.

Although this Statement C-12 became effective on January 1, 2004, it is not required when restating information for prior periods or when recognizing an initial accrued effect on the income for the year it is adopted, in accordance with the provisions established in the transitory paragraph of the Statement C-12. The adoption of this Statement will not have a material effect on the consolidated financial statements.

3. Trade receivables, net

As of December 31, 2002 and 2003, trade receivables, net consist of the following:

                                                           December 31,
                                                     ------------------------
                                                     2002                2003
                                                     ----                ----

     Trade receivables                          Ps.   178,974      Ps.  176,226
     Less: allowance for doubtful accounts             (6,150)           (5,737)
                                                -------------      ------------
                                                Ps.   172,824      Ps.  170,489
                                                =============      ============

The following table presents the roll forward of the allowance for doubtful accounts for the years ended December 31, 2001, 2002 and 2003:

                                                                   December 31,
                                                      -----------------------------------------
                                                     2001              2002                2003
                                                     ----              ----                ----

Balance at the beginning of the period           (Ps.  6,879)      (Ps.  6,588)       (Ps.   6,150)
Increase in the allowance
Write-offs                                                                  82                 178
Effects of inflation                                     291               356                 235
                                                  ----------        ----------         -----------
Balance at the end of the period                 (Ps.  6,588)      (Ps.  6,150)       (Ps.   5,737)
                                                  ==========        ==========         ===========

4. Machinery, furniture and equipment

As of December 31, 2002 and 2003, machinery, furniture and equipment, net consists of the following:

                                                               December 31,
                                                         ------------------------
                                                         2002                2003

Machinery and equipment                             Ps.     41,293     Ps.      63,668
Office furniture and equipment                              44,514              48,909
Automotive equipment                                        80,233              90,214
Improvements to concessioned assets (a)                    648,483           1,038,610
Others                                                       1,246               1,151
                                                    --------------     ---------------
Total                                                      815,769           1,242,552
Less: accumulated depreciation                            (122,376)           (179,965)
                                                    --------------     ---------------
                                                           693,393           1,062,587

Construction in progress                                   134,178              98,164
Advances to contractors                                     64,591               5,457
                                                    --------------     ---------------
                                                    Ps.    892,162     Ps.   1,166,208
                                                    ==============     ===============

Depreciation expense for the years ended December 31, 2001, 2002 and 2003 was Ps.27,532, Ps.43,016 and Ps.60,606, respectively.

(a) Improvements to concessioned assets as of December 31, 2002 and 2003 were comprised of the following:

                                                               December 31,
                                                         ------------------------
                                                         2002                2003
                                                         ----                ----

Buildings                                           Ps.   293,868      Ps.     437,293
Air side                                                  210,994              286,338
IT equipment                                                                   109,316
Land side                                                  63,083               80,997
Technical installations                                    56,827               78,663
Machinery and equipment                                     6,986               12,292
Security equipment                                          9,428               22,655
Others                                                      7,297               11,056
                                                    -------------      ---------------
                                                    Ps.   648,483      Ps.   1,038,610

5.  Airport concessions

As stated in Note 1, in June 1998, the Ministry of Communications and Transportation granted to the Company the concessions to operate, maintain and develop nine airports in the Southeast region of Mexico for Ps.10,830,850 (December 31, 2003 pesos). The total cost of the airport concessions, at the acquisition date, were allocated to the rights to use the airport facilities based on the assets' depreciated replacement cost, as determined by an independent appraiser, and to certain environmental liabilities assumed based on management's best estimate of the actual costs to be incurred, with the excess acquisition cost allocated to the airport concessions as follows:

                                                                     Remaining
                                                                     estimated
                                                                    useful life
                                                                    -----------
                                                                      (years)

Acquisition cost                              Ps.   10,830,850
allocated to:                                 ================
Rights to use airport facilities:
  Runways, taxiways, aprons                   Ps.    1,348,478         42-44
  Buildings                                            436,166         19-45
  Other infrastructure                                 112,538          26
  Land                                                 583,469          45
                                              ----------------
                                                     2,480,651
Environmental liabilities                              (13,232)
Airport concessions                                  8,363,431          45
                                              ----------------
Total                                         Ps.   10,830,850
                                              ================

Total amortization expense for the years ended December 31, 2001, 2002 and 2003 was Ps.251,275, Ps.251,275, and Ps.239,885, respectively.

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

                                                                    Remaining
                                                                    estimated
                                                                  useful lives
                                                                  ------------
                                                                     (years)

Acquisition cost                     Ps.   478,920
allocated to:                        =============
Rights to use:
Buildings                            Ps.    49,948                    22-45
Other infrastructure                         7,216                    7-12
                                     -------------
                                            57,164
Airport concessions                        421,756                    2.5-6
                                     -------------
Total                                Ps.   478,920
                                     =============

Amortization of the rights to use the underlying facilities is recorded on a straight-line basis over the estimated remaining useful lives of the assets. Amortization of amounts allocated to airport concessions is recorded over the term of the rights acquired. Amortization expense for the years ended December 31, 2001, 2002 and 2003 was Ps.54,134, Ps.54,134 and Ps.54,134, respectively.

7.  Stockholders' equity

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

During 2003, the Company's stockholders authorized to change as follows: the minimum fixed capital with no withdrawal rights is Ps.7,767,276 (nominal figure), represented by 300,000,000 ordinary nominative Class I shares with no par value, fully subscribed and paid in. The variable portion of the capital stock is represented by ordinary nominative Class II shares. Both classes of shares are determined by the stockholders at the meeting called to approve such issuances.

As of December 31, 2002 and 2003, capital stock was restated as follows:

                           Nominal                                  Restated
                            value             Restatement             value
                            -----             -----------             -----
Capital stock:
Fixed                  Ps.  7,767,276       Ps.  3,139,222       Ps. 10,906,498
                       ==============       ==============       ==============

ASUR and each of its subsidiaries are legally required to allocate at least 5% of their unconsolidated annual net income to a legal equity reserve fund. This allocation must be continued until the equity reserve is equal to 20% of the issued and outstanding capital stock of the relevant company. Mexican corporations may pay dividends only out of earnings after such allocation to the reserve fund. As of December 31, 2002 and 2003, the consolidated reserve fund balance was Ps.40,219 and Ps.51,671, respectively.

At the April 27, 2001 general stockholders' meeting, the shareholders agreed to apply 20% of net income generated in 2000 to establish a reserve within stockholders' equity for the repurchase of shares amounting to Ps.47,323 (Ps.41,016 nominal).

At the December 25, 2002 general stockholders' meeting, the shareholders agreed to reverse the repurchase of shares reserve amounting to Ps.47,323, against retained earnings.

Stock Options
-------------

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

The exercise periods and the percentage of equity that can be acquired are as shown as follow:

                                                  Percentage of then outstanding
                                                  capital stock each determined
Exercise periods                                     on a fully diluted basis
----------------                                     ------------------------

December 18, 2001 to December 18, 2003 (1)                      2%
December 18, 2002 to December 18, 2004                          2%
December 18, 2003 to December 18, 2005                          1%

(1) ITA did not exercise the options in that period, nor did it assign that right to its shareholders.

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

Dividends
---------

At the April 25, 2002 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps.487,970 (Ps.444,000 (nominal)), or Ps.1.48 (nominal) per share, thus giving rise to an income tax on dividends of Ps.269,168 (Ps.244,907 (nominal)), since they were not from the After-tax Earnings Account (See Note 10).

At the April 28, 2003 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps.155,965 (Ps.150,000 (nominal)), or Ps.0.50 (nominal) per share), thus giving rise to an income tax on dividends of Ps.80,348 (Ps.77,275 (nominal)), since they were not from the After-tax Earnings Account (See Note 10).

During 2002, the Company requested an injunction against Article 11 of the Income Tax Law, which requires that dividends be grossed up in the event the dividends are not paid from the After-tax Earnings Account. On August 29, 2003, the Company was granted a favorable ruling and obtained the right to recover Ps.107,990 (net of fees and expenses) which could be applied against current and future tax obligations. This amount was credited against retained earnings. During 2003, the Company utilized Ps.59,257 (nominal) against its tax obligations.

8. Rentals under operating leases

The Company leases commercial space inside and outside the terminals to third parties under operating leases. The following is a schedule by years of minimum future rentals on noncancelable operating leases as of December 31, 2003 including minimum secured commercial lease agreements per passenger:

         Period ending December 31:

         2004                                                 Ps.     237,895
         2005                                                         260,873
         2006                                                         286,921
         2007                                                         314,117
         2008                                                         341,756
         Thereafter                                                 1,461,463
                                                              ---------------
                                                              Ps.   2,903,025
                                                              ===============

9. Foreign currency balances and transactions

The foreign currency position of monetary items at December 31, 2002 and 2003, were as follows:

                                              Foreign currency             Period end
                                                   amounts               exchange rate          Mexican pesos
                                                   -------               -------------          -------------
                                                 (thousands)                                     (thousands)

December 31, 2002
Assets:

Cash and marketable securities                   US$   1,342                Ps.10.439             Ps. 14,009
Prepaids                                               3,685                   10.439                 38,468
Deposits                                                 104                   10.439                  1,086
Liabilities:
Accrued expenses and
   other payables                                        377                   10.439                  3,936




                                              Foreign currency             Period end
                                                   amounts               exchange rate          Mexican pesos
                                                   -------               -------------          -------------
                                                 (thousands)                                     (thousands)

    December 31, 2003
    Assets:

Cash and marketable securities                   US$   3,713                Ps.11.237              Ps.41,723
Prepaids                                                 457                   11.237                  5,135
                                                          44                   11.237                    494

Liabilities:
Accrued expenses and
   other payables                                        495                   11.237                  5,562


The principal foreign currency transactions during the year ended December 31, 2001, 2002 and 2003, were as follows:


                                                  Foreign currency              Average
                                                       amounts               exchange rate         Mexican pesos
                                                       -------               -------------         -------------
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

Year ended December 31, 2002
Income statement:
 Technical assistance fees and
   related costs                                  US$  3,234                Ps.10.043              Ps.32,481

Professional services expenses                           487                    9.762                  4,754
Other                                                  1,027                    9.820                 10,084



                                                  Foreign currency              Average
                                                       amounts               exchange rate         Mexican pesos
                                                       -------               -------------         -------------
                                                     (thousands)                                    (thousands)

Year ended December 31, 2003
Income statement:
 Technical assistance fees and
   related costs                                 US$   2,196                Ps. 10.97              Ps.24,090
Professional services expenses                         1,111                    10.93                 12,143
Other                                                  1,240                    10.53                 13,057


The prevailing exchange rate between the Mexican Peso and the US dollar at December 31, 2002 and 2003 was Ps.10.4393 and Ps.11.2372, per US dollar, respectively. The exchange rate was Ps.10.9627 per US dollar on February 16, 2004.

10. Income tax, asset tax and employees' statutory profit sharing

The Company does not currently prepare a consolidated tax return.
Under current Mexican Income Tax Law, ASUR and its subsidiaries must pay the higher of the income tax or the asset tax. The asset tax is a minimum tax, which is calculated as 1.8% of the average tax value of virtually all of the Company's assets (including the airport concessions), less the average tax value of certain liabilities (basically liabilities with Mexican residents excluding those with financial institutions or their intermediaries). The average tax value of each asset or liability is calculated differently depending on its classification under the tax law. The Company's subsidiaries are exempt from the asset tax through 2001, since they commenced operations in 1998. In 2002 and 2003, the Company incurred Ps.162,095 and Ps.146,266, respectively in asset taxes of which Ps.32,779 and Ps.45,194, respectively were directly charged to income for the year, since there was no certainty of its recoverability in the future. The remaining asset taxes is estimated to be recovered in the following ten years, when income tax incurred exceeds asset tax in any of those years, the asset tax be restated by applying factors derived from the NCPI.

Employees' statutory profit sharing in Mexico is determined for each subsidiary, rather than on a consolidated basis. Under Mexican law, the Company became subject to the employees' statutory profit sharing beginning January 1, 2000.

The components of income tax and employees' statutory profit sharing expense for the years ended December 31, 2001, 2002 and 2003 are as follows:

                                                             For the years
                                                          ended December 31,
                                               ----------------------------------------
                                               2001               2002             2003
                                               ----               ----             ----

Income tax deferred                      (Ps.   167,820)     (Ps.   123,211)   (Ps.   178,346)

Employees' statutory profit
   Sharing                                                           (1,549)
Deferred income tax on
   extraordinary item                                                (2,287)           (8,396)
Provision for income tax                  -------------       -------------     -------------
   and employees' statutory
   profit sharing                        (Ps.   167,820)     (Ps.   127,047)   (Ps.   186,742)
                                          =============       =============     =============

The following items represent the principal differences between income tax computed at the statutory tax rate and the Company's provision for income taxes for the years ended December 31, 2001, 2002 and 2003:

                                                      For the
                                                    years ended
                                                     December 31,
                                     -----------------------------------------
                                     2001                2002             2003
                                     ----                ----             ----

Tax at statutory rate                (35%)               (35%)            (34%)
Non-deductible items and other
permanent differences                 (1%)                (2%)              1%
Increase in valuation allowance       (1%)                (7%)             (3%)
Change in income tax rate                                 12%               1%

Provision for income taxes           (37%)               (32%)            (35%)
                                      ===                 ===              ===

Under the amendments to the Income Tax Law in effect beginning January 1, 2002, the income tax rate will be 35% in 2002 and will be gradually reduced by 1% a year beginning in 2003 until it reaches 32% in 2005. As a result of the tax rate reduction, the Company reduced its deferred tax liability by Ps.46,599 and Ps.29,878 in 2002 and 2003 respectively with a corresponding credit to income.

The tax and employee's statutory profit sharing effects of temporary differences that give rise to significant deferred tax and employee's statutory profit sharing assets and liabilities at December 31, 2002 and 2003, are as follows:

                                                                           December 31,
                                                                           ------------

                                                                     2002                 2003
                                                                     ----                 ----
Deferred income tax
Deferred tax assets:
     Tax loss carryforwards                                     Ps.    386,047       Ps.   438,022
     Other                                                               7,707              13,701
     Valuation allowance                                               (39,008)            (53,265)
                                                                --------------       -------------
                                                                       354,746             398,458
Deferred tax liabilities:
     Airport concessions and rights to use
        airport facilities                                            (846,328)         (1,066,349)
     Other                                                              (2,913)             (3,266)
                                                                --------------       -------------

                                                                      (849,241)         (1,069,615)
                                                                --------------       -------------

Net deferred tax liabilities before recoverable asset tax             (494,495)           (671,157)

Recoverable asset tax, net of valuation
allowance of Ps.32,779 and Ps.77,973, respectively                     129,316             230,388
                                                                --------------       -------------

Net deferred tax liabilities                                   (Ps.    365,179)     (Ps.   440,769)
                                                                ==============       =============

Deferred employees' statutory profit sharing:
Net deferred employees' statutory profit sharing
   liabilities recognized in respect of all the non
   recurring temporary differences generated during
   the period, between the tax and the book basis              (Ps.     38,987)     (Ps.    37,496)
                                                                --------------       -------------

Net deferred income tax and employees'
   statutory profit sharing liabilities                        (Ps.    404,166)     (Ps.   478,265)
                                                                ==============       =============

Based on the weight of available evidence as of December 31, 2002 and 2003, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2002 and 2003, for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

The change in deferred income tax assets (liabilities) for the years ended December 31, 2001, 2002 and 2003 were as follows:

                                                                   For the years ended
                                                                        December 31
                                                         ------------------------------------------
                                                         2001               2002               2003

Beginning balance                                 (Ps.    202,822)    (Ps.    370,642)   (Ps.   365,179)
Deferred income tax expense                              (167,820)           (124,760)         (186,742)
Change in deferred income taxes
  resulting from inflation effects on
  monetary deferred tax balances                                                  907            10,080
Increase in deferred asset tax                                                129,316           101,072
                                                   --------------       -------------     -------------
Ending balance                                    (Ps.    370,642)     (Ps.   365,179)   (Ps.   440,769)


For tax purposes, the Company is currently amortizing the value of its airport concessions at rates ranging from 6% to 10%. Tax losses (including those generated from the tax amortization of the airport concessions) may be carried forward until the expiration of the initial term of the concessions. As of December 31, 2002 and 2003, the Company had tax loss carryforwards of approximately Ps.1,206,397 and Ps.1,368,819, respectively.

Dividends paid from retained earnings are exempt from income tax provided they arise from the After-tax Earnings Account, and any excess is subject to 34%, 33% and 32% on the result of multiplying dividends paid by the factor of 1.5152,
1.4925 and 1.4706 if paid until December 31, 2003, 2004 and 2005, respectively. The respective tax is payable by the Company and may be credited against income tax for the same year in which the dividends are paid, or against income tax of the following two years. Dividends paid are not subject to tax withholding. In the event of a capital reduction, the amount exceeding capital contributions, restated as provided in the Income Tax Law, is accorded the same tax treatment as dividends, as required by the Income Tax Law. Through December 31, 2002, the Company has generated minimal after tax earnings.

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

In the years ended on December 31, 2002 and 2003, technical assistance expenses were $46,055 and $38,886, respectively.

ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

ITA's Series "BB" shares were placed in a trust to, among other things, ensure performance under the technical assistance agreement.

12. Related party transactions

In addition to the revenues earned from Cintra, the Company recorded revenues from several Mexican federal and state government agencies. Revenues from related parties excluding Cintra were Ps.7,156, Ps.2,826 and Ps.6,390 for the years ended December 31, 2001, 2002 and 2003, respectively.

During the years ended December 31, 2001, 2002 and 2003, the Company recorded expenses of Ps.55,831, Ps.55,692 and Ps.54,273, respectively, for electricity, waste disposal, water and other services obtained from entities or agencies of the Mexican government.

Also, see Notes 2(m), 7 and 11 for disclosures concerning certain other transactions with related parties.

13. Commitments and contingencies

a) In 2002, the Company entered into a 12 month operating lease for monthly payments of US$29,460. In 2003, the Company entered into a new 12 month operating lease for monthly payments of US$26,385.

    Rental expense was approximately Ps.3,647 , Ps.3,667 and Ps.3,775 for the years ended December 31, 2001, 2002 and 2003, respectively.

b) On September 30, 1999, the Company submitted its Master Development Plans for each of the nine airports to the Ministry of Communications and Transportation for approval. These plans were approved by the Ministry of Communications and Transportation on July 28, 2000. Based on the Master Development Plans ("MDP"), the Company has committed to make aggregate improvements of Ps.146,517 from 1999 to 2003 as follows:

          Period                                                   Amount
          ------                                                   ------

          May 1, 1999 to December 31, 2000                      Ps.     588,294
          2001                                                          279,098
          2002                                                          198,778
          2003                                                           80,347
                                                                ---------------
          Total                                                 Ps.   1,146,517
                                                                ===============

    Based on the opinion of the external lawyers, the Company believes that it has been incompliance with the MDP for the 1999-2002 period. The Ministry of Communications and Transportation has not yet issued the certification of compliance with the MDP for the 2003 period.

    Aeronautica Civil ("DGAC") filed a lawsuit against Aeropuerto de Cancun, S.
    A. de C. V. for supposed failure to comply with the 2001 investment plan. The Company addressed all inquiries by the authorities in time and form and submitted evidence supporting the fact that there has been no such failure to comply with the plan. No resolution has been issued to date.

    On December 30, 2003, the Company received the Ministry of Communications and Transportation approval for its MDP for each of the nine airports for the period from 2004 through 2008. Based on the MDPs presented, the Company has agreed to make total improvements of $1,462,196 from 2004 through 2008, as follows:

           Period                                                     Amount
           ------                                                     ------

           2004                                                 Ps.     319,487
           2005                                                         582,396
           2006                                                         147,578
           2007                                                         244,700
           2008                                                         168,035
                                                                ---------------
                                                                Ps.   1,462,196
                                                                ===============

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

e) Claims have been asserted against the Company by the municipalities of Cancun, Cozumel, Merida, Villahermosa and Veracruz for the payment of property taxes in respect of the land comprising the airports in those communities. Based on the opinion of outside counsel, management believes that there is no legal basis for these claims and the Company intends to take legal action to have the claims dismissed. Management does not believe that any liabilities relating to these claims are likely to have a material adverse effect on the Company's consolidated financial condition or results of operations.

f) On April 23, 2003, the Company was informed by the Ministry of Finance and Public Credit of claims for the payment of employees' statutory profit sharing for the years ended December 31, 1999 of approximately Ps.1.181 (nominal) to employees of the Villahermosa Airport. Management believes that there is no legal basis for these claims and the Company management filed an appeal against said resolution, but no reply has been received yet.

14. Segment information

The Company evaluates and assesses its performance on an airport-by-airport basis prior to the allocation of employee and other costs from Servicios Aeroportuarios del Sureste, S.A. de C.V. ("Servicios"), the Company's wholly-owned subsidiary which employs certain of the Company's employees. The performance of Servicios is evaluated and assessed separately by management. All of the airports provide substantially the same services to their customers. Summarized financial information concerning the Company's reportable segments including Cancun International Airport ("Cancun"), Cozumel Airport ("Cozumel"), Merida International Airport ("Merida"), Villahermosa Airport ("Villahermosa") and Servicios is shown in the following table. The financial information of the remaining six airports and that of the parent holding company (including ASUR's investment in its subsidiaries) have been aggregated and included as "Other". The elimination of ASUR's investment in its subsidiaries is included in the consolidation adjustments column.


Year ended                                                     Consolidation
December 31, 2001    Cancun     Cozumel    Merida  Villahermosa   Servicios     Other     adjustments     Total
-----------------    ------     -------    ------  ------------   ---------     -----     -----------     -----

Total revenues     Ps.898,949  Ps.61,865  Ps.99,577  Ps.54,756   Ps.145,913  Ps.164,415   (Ps.145,913)  Ps.1,279,562
Operating
income (loss)         399,515      8,809     15,113     10,959         (911)    127,946      (146,824)       414,607
Total assets        8,042,550    673,144    990,413    677,516       29,370  13,639,731   (11,825,715)    12,227,009
Capital
expenditures          223,633     42,149     32,295     17,064          755      61,449                      377,345
Depreciation and
  amortization        208,180     17,333     27,648     16,614        2,692      60,474                      332,941

Year ended                                                                              Consolidation
December 31, 2002    Cancun     Cozumel    Merida  Villahermosa  Servicios      Other     adjustments     Total
-----------------    ------     -------    ------  ------------  ---------      -----     -----------     -----

Total revenues     Ps.931,864  Ps.51,405  Ps.97,703  Ps.66,091   Ps.170,232  Ps.142,871   (Ps.170,232)  Ps.1,289,934
Operating
income (loss)         396,449     (4,889)     8,521      7,163        3,848     128,437      (170,232)       369,297
Total assets        7,679,713    708,714    952,130    648,089       42,846  13,078,117   (11,377,487)    11,732,122
Capital expenditures  144,865     48,230     21,762      7,735        2,073      50,947                      275,612
Depreciation and
  amortization        217,395     16,485     27,956     17,984        2,662      65,943                      348,425

Year ended                                                                              Consolidation
December 31, 2003    Cancun     Cozumel    Merida  Villahermosa  Servicios      Other     adjustments     Total
-----------------    ------     -------    ------  ------------  ---------      -----     -----------     -----

Total revenues   Ps.1,079,625  Ps.53,735 Ps.102,724  Ps.53,211   Ps.158,834  Ps.191,034   (Ps.172,531)  Ps.1,466,632
Operating
income (loss)         502,799     (2,520)    10,647     16,181        1,477     (26,750)                     501,834
Total assets        7,997,449    720,303    962,323    661,746       32,903  13,293,889   (11,686,359)    11,982,254
Capital expenditures   98,882     26,863     41,653     25,976        3,012     138,082                      334,468
Depreciation and
  amortization        223,724     17,776     29,711     18,381        1,863      63,170                      354,625


The accounting policies of the reportable segments are the same as those described in Note 2.

15. Subsequent event

On April 12, 2004, the Company was notified that Vinci, S. A. transferred its 24.5% ownership in ITA to Mr. Fernando Chico Pardo. In addition, on April 14, 2004, the Company was notified that Ferrovial Aeropuertos, S. L. transferred its 24.5% ownership in ITA to Copenhagen Airports and to Mr. Fernando Chico Pardo.

As a result of these transactions, ITA's stockholders currently are:

- Copenhagen Airports A/S                      36.5%
- Nacional Financiera, S. N. C.                25.5%
- Mr. Fernando Chico Pardo                     38.0%

16. Differences between Mexican GAAP and US GAAP

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

The principal differences between Mexican GAAP and US GAAP and the effect on the Company's net income and stockholders' equity are presented below with an explanation of the adjustments:

                                                                        For the year ended December 31,
                                                              ---------------------------------------------------

                                                                    2001            2002               2003
                                                                    ----            ----               ----
Reconciliation of net income:

Net income as reported under
  Mexican GAAP                                                Ps.   277,783      Ps.   229,045     Ps.   276,191
                                                              -------------      -------------     -------------
US GAAP adjustments:
  Amortization of airport concessions                               167,290            167,290           167,290
  Amortization of rights to use airport facilities                   26,702             22,178            18,563
  Depreciation of machinery, furniture
  and equipment                                                       5,170              5,603             4,424
  Deferred technical assistance fees                                (27,809)           (15,332)           (4,686)
  Deferred employees' statutory profit sharing                      (65,082)           (96,873)          (94,428)
  Deferred income taxes, net of
  inflation effects                                                 (59,972)          (402,349)         (125,570)
  Tax on dividends, net                                                               (269,168)           34,427
  Professional fees for recovered tax
  on dividends                                                                                            (6,785)
                                                              -------------      -------------     -------------

Total US GAAP adjustments                                            46,299           (588,651)           (6,765)
                                                              -------------      -------------     -------------

Net income (loss) under US GAAP                               Ps.   324,082     (Ps.   359,606)    Ps.   269,426
                                                              =============      =============     =============

Basic and diluted earnings per share                          Ps.      1.08     (Ps.      1.20)    Ps.      0.90
                                                              =============      =============     =============

                                                                                     As of December 31,
                                                                                     ------------------

                                                                                 2002                  2003
                                                                                 ----                  ----
Reconciliation of stockholders' equity:
Total stockholders' equity reported under
  Mexican GAAP                                                            Ps.     11,199,579    Ps.     11,347,447
                                                                          ------------------    ------------------

US GAAP adjustments:
  Airport concessions                                                             (7,666,704)           (7,499,414)
  Rights to use airport facilities                                                  (471,254)             (452,691)
  Machinery, furniture and equipment                                                  (4,424)
  Deferred technical assistance fees                                                   4,686
  Deferred employees' statutory profit
  sharing                                                                            665,954               571,526
  Deferred income taxes                                                            2,493,532             2,367,962
                                                                          ------------------    ------------------

Total US GAAP adjustments                                                         (4,978,210)           (5,012,617)
                                                                          ------------------    ------------------

Total stockholders' equity under US GAAP                                  Ps.      6,221,369    Ps.      6,334,830
                                                                          ==================    ==================

A summary of the Company's statement of changes in stockholders' equity with balances determined under US GAAP are as follows:

Balance at December 31, 2001                Ps.    7,068,945
Net loss                                            (359,606)
Dividends paid                                      (487,970)
                                            ----------------

Balance at December 31, 2002                       6,221,369
Net income                                           269,426
Dividends paid                                      (155,965)
                                            ----------------

Balance at December 31, 2003                Ps.    6,334,830
                                            ================

The following tables on present the condensed balance sheets and statements of income of the Company, including all US GAAP adjustments, as of December 31, 2002 and 2003, and for the years ended December 31, 2001, 2002 and 2003.

                                                    As of December 31,
                                                    ------------------

                                               2002                    2003
                                               ----                    ----
Assets
Current assets:
Cash and cash equivalents                 Ps.     457,225       Ps.     433,526
Other current assets                              294,262               588,250
                                          ---------------       ---------------

Total current assets                              751,487             1,021,776
                                          ---------------       ---------------
Deferred technical assistance fee                   4,686
Machinery, furniture and equipment - net          887,738             1,166,208
Airport concessions - net                         238,523               184,418
Rights to use airport facilities - net          1,713,426             1,657,747
Deferred employees' statutory profit
    sharing                                       624,833               530,405
Deferred income taxes                           2,129,053             1,927,893
                                          ---------------       ---------------

Total assets                              Ps.   6,349,746       Ps.   6,488,447
                                          ===============       ===============

                                                    As of December 31,
                                                    ------------------

                                               2002                    2003
                                               ----                    ----
Liabilities and Stockholders' Equity
Seniority premiums                        Ps.         678       Ps.         608
Other current liabilities                         127,699               153,009
                                          ---------------       ---------------
Total liabilities                                 128,377               153,617
                                          ---------------       ---------------

Capital                                         5,955,730             5,955,730
Legal reserve                                      40,219                51,671
Retained earnings                                 225,420               327,429
                                          ---------------       ---------------
Total stockholders' equity                      6,221,369             6,334,830
                                          ---------------       ---------------
Total liabilities and stockholders'
equity                                    Ps.   6,349,746       Ps.   6,488,447
                                          ===============       ===============




                                                   For the years ended
                                                      December 31,
                                        --------------------------------------------
                                          2001             2002                 2003
                                          ----             ----                 ----

Net revenues                      Ps.   1,279,562    Ps.    1,289,934     Ps.   1,466,632
                                  ---------------    ----------------     ---------------

Cost of services                         (389,171)           (466,982)           (482,080)
General and administrative
  expenses                               (137,264)           (126,576)           (125,697)
Depreciation and amortization            (133,777)           (153,354)           (164,348)
Other expenses                           (105,825)           (103,371)           (119,430)
                                  ---------------    ----------------     ---------------

Operating expenses                       (766,037)           (850,283)           (891,555)
                                  ---------------    ----------------     ---------------

Operating income                          513,525             439,651             575,077
                                  ---------------    ----------------     ---------------
Net comprehensive financing
  (cost) income and other expenses         38,349              28,250               7,348
Income tax expense                       (227,792)           (827,507)           (312,999)
                                  ---------------    ----------------     ---------------

Net income (loss)                 Ps.     324,082   (Ps.      359,606)    Ps.     269,426
                                  ===============    ================     ===============

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

The rights to use the airport facilities, environmental liabilities and the airport concessions were transferred between entities under common control. Under US GAAP, the rights to use the airport facilities and the environmental liabilities were recorded equal to their historical book value (Ps.1,799,939 and Ps.23,470, respectively, at November 1, 1998) and no value was assigned to the airport concessions from the predecessor.

Machinery, furniture and equipment

Under Mexican GAAP, the value assigned to the machinery, furniture and equipment acquired from the Mexican government was equal to the purchase cost. The purchase cost was fully paid through the issuance of shares in the Company.

Under US GAAP, the value assigned to the machinery, furniture and equipment was equal to the historical cost of the assets as recorded by the predecessor. At December 31, 2003, the difference in value was fully depreciated.

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

As disclosed in Note 7, ASUR granted ITA stock options to acquire additional shares in ASUR provided that ITA has complied with its obligations under the technical assistance agreement. Under US GAAP, the fair value of the options is recognized as deferred technical assistance fee with a corresponding increase to stockholders' equity. The deferred technical assistance fee is recognized as additional compensation expense beginning from the date of grant through the dates the options become exercisable. The estimated fair value of the options was Ps.105,228 at the date of grant. The fair value was based on an independent appraisal and determined using the Black-Scholes model. During the years ended December 31, 2001, 2002 and 2003, the Company recognized additional compensation expense of Ps.27,809, Ps.15,332 and Ps.4,686, respectively. Under US GAAP, at December 31, 2003 total compensation expense of Ps.105,228 has been recognized since all grants are exercisable.

Deferred income taxes

Accounting for income taxes in accordance with Statement D-4 is similar to accounting for income taxes in accordance with US GAAP, SFAS No. 109 ("SFAS 109"), "Accounting for Income Taxes" as they relate to the Company.

Bulletin D-4 requires that the change in net deferred income taxes during the period resulting from inflation on monetary deferred tax assets and liabilities be recorded against the gain or loss on monetary position. Under US GAAP, the Company has chosen to reflect the change in net deferred income taxes during the period resulting from inflation as a component of income tax (expense) benefit.

The deferred tax adjustments required to reconcile stockholders' equity and net income under Mexican GAAP to US GAAP as of and for the years ended December 31, 2001, 2002 and 2003, result from the differences in accounting for the airport concessions, the rights to use airport facilities, the deferred technical assistance fee, the machinery, furniture and equipment and the difference in presenting the effects of inflation.

For US GAAP purposes, the transfer of the airport concessions to ASUR's subsidiaries generated an aggregate net deferred tax asset of Ps.3,027,091, for the difference between the tax value and the book value of the airport concessions at the transfer date. The net deferred tax asset was recorded as a contribution to stockholders' equity.

The components of income tax expense, prepared after considering the impact of US GAAP adjustments, for the years ended December 31, 2002, 2002 and 2003 are as follows:

                                         For the years ended
                                            December 31,
                           ----------------------------------------------

                           2001                   2002              2003
                           ----                   ----              ----

Asset tax                                   (Ps.    32,779)   (Ps.     45,194)
Tax on dividends, net                             (269,168)            34,427
Deferred               (Ps.  227,792)             (525,560)          (302,232)
                        ------------        --------------     --------------

Income tax expense     (Ps.  227,792)       (Ps.   827,507)   (Ps.    312,999)
                        ------------        --------------     --------------

For the year ended December 31, 2002 as a result of the tax rate reduction, the Company reduced its deferred tax asset by Ps.201,188 with a corresponding charge to income.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of US GAAP adjustments, at December 31, 2002 and 2003 are as follows:

                                                        December 31,
                                                        ------------
                                                  2002                2003
                                                  ----                ----
Deferred tax assets:
     Airport concessions, rights to
     use airport facilities and machinery
     furniture and equipment                Ps.   1,760,229     Ps.   1,474,491
     Tax loss carryforwards                         386,047             438,022
     Recoverable asset tax                          162,095             308,361
     Recoverable tax on dividends                   269,165              80,348
     Other                                            4,383              10,434
     Valuation allowance                           (451,366)           (383,763)
                                            ---------------     ---------------

                                                  2,130,553           1,927,893
Deferred tax liabilities:

     Deferred technical assistance fees              (1,500)
                                            ---------------     ---------------

Net deferred income tax assets              Ps.   2,129,053     Ps.   1,927,893
                                            ===============     ===============

Based on the weight of available evidence as of December 31, 2002 and 2003, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2002 and 2003, that more likely than not will not be realized. The Company recognized valuation allowances for the deferred tax asset, asset tax and tax on dividends for the amounts estimated that will not be realized by its subsidiaries.

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

For US GAAP purposes, the Company recognized a deferred employees' statutory profit sharing asset of Ps.890,321, for the difference between the tax value and the book value of the airport concessions at the transfer date. The net deferred employees' statutory profit sharing asset was recorded as a contribution to stockholders' equity.

The components of employees' statutory profit sharing expense, prepared after considering the impact of US GAAP adjustments, for the years ended December 31, 2001, 2002 and 2003 are as follows:

                                      For the years ended
                                         December 31,
                       ---------------------------------------------------
                       2001                    2002                 2003
                       ----                    ----                 ----
Deferred          (Ps.    65,082)          (Ps.   98,422)     (Ps.   94,428)
                   -------------            ------------       ------------

                  (Ps.    65,082)          (Ps.   98,422)     (Ps.   94,428)
                   -------------            ------------       ------------

The effects of temporary differences that give rise to significant deferred employees' statutory profit sharing assets and liabilities, prepared after considering the impact of US GAAP adjustments, at December 31, 2002 and 2003 are as follows:

                                                         December 31,
                                                         ------------

                                                     2002             2003
                                                     ----             ----
Deferred assets:
    Airport concessions, rights to use
    airport facilities and machinery, furniture
    and equipment                                Ps.   549,987   Ps.    460,778
    Tax loss carryforwards                             120,640          136,882
    Other                                                1,369            3,162
    Valuation allowance                                (46,694)         (70,417)
                                                 -------------   --------------

                                                       625,302          530,405
Deferred liabilities:
    Deferred technical assistance fees                    (469)
                                                 -------------   --------------

Net deferred employees' statutory
profit sharing asset                             Ps.   624,833   Ps.    530,405
                                                 =============   ==============
Tax on dividends

Under Mexican GAAP, tax on dividends is recorded as a reduction of retained earnings. For the years ended December 31, 2002 and 2003, the Company paid tax on dividends amounting to Ps.269,168 and Ps.80,348, respectively. Under US GAAP, tax on dividends is recorded as a tax expense since in accordance with Mexican Tax Law it can be used to reduce future taxable income in the year incurred and the following two years. During the year ended December 31, 2003, the Company recovered Ps.114,775, which under Mexican GAAP was recorded as a credit to retained earnings. Under US GAAP, the recovered tax on dividends was recorded as an income tax benefit in the income statement.

Professional fees for recovered tax on dividends

Under Mexican GAAP, the Company recorded professional fees incurred in connection with the recovery of the tax on dividends against retained earnings. Under US GAAP, these professional fees are not payments made to the tax authorities and, accordingly, they are not classified in the income statement as income tax expenses, but rather as other expenses.

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

Contract termination fee and loss on natural disaster

Under Mexican GAAP, the contract termination fee and loss on natural disaster were charged against the results of operations as an extraordinary item. Under US GAAP, the contract termination fee and loss from natural disaster would be considered an operating expense. The contract termination fee and loss on natural disaster have been reclassified as an operating expense in the US GAAP condensed income statement.

Concentrations As of December 31, 2002 and 2003, the Company maintained its cash and marketable securities with a major Mexican brokerage firm and other Mexican financial institutions. The Company would be adversely affected in the event of non-performance by any of these institutions. Management does not anticipate non-performance.

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

Presented below are statements of cash flows of the Company for the years ended December 31, 2001, 2002 and 2003, prepared after considering the impact of US GAAP adjustments. The cash flow statements present nominal cash flows during the periods, adjusted to December 31, 2003, purchasing power.

                                                                  For the years ended
                                                                      December 31,
                                                         ---------------------------------------
                                                         2001             2002              2003
                                                         ----             ----              ----

Operating activities:
Net income (loss) under US GAAP                     Ps.   324,082    (Ps.   359,606)  Ps.    269,426
Adjustments to reconcile net income to
cash flows provided  by operating activities:
     Loss from monetary position                           41,310            32,835           34,722
     Asset tax, tax on dividends and deferred
     income taxes                                         227,792           665,412          166,733
     Deferred employees' statutory profit sharing          65,082            98,422           94,428
     Depreciation and amortization                        133,777           153,354          164,348
     Other expenses                                        27,809            15,332            4,686
Changes in operating assets and liabilities:
   Trade receivables                                      (37,317)          (38,327)          (4,275)
   Recoverable taxes and other current assets             (46,396)            1,385          (32,681)
   Trade accounts payable                                 (11,182)            1,254            7,704
   Accrued expenses and other payables                     17,000            42,859           22,445
                                                    -------------    ---------------  --------------

Cash flows provided by operating activities               741,957           612,920          727,536
                                                    -------------    ---------------  --------------
Investing activities:
Short-term investments                                   (354,192)          275,736         (219,753)
Purchase of other rights and machinery
  furniture and equipment                                (377,345)         (275,612)        (334,468)
                                                    -------------    ---------------  --------------
ash flows (used in) provided by investing
  activities                                             (731,537)              124         (554,221)
                                                    -------------    ---------------  --------------

Financing activities:
Payment of dividends                                                       (487,970)        (155,965)
Payment of tax on dividends                                                (269,168)         (80,348)
                                                    -------------    ---------------  --------------

Cash flows used in financing activities                                    (757,138)        (236,313)
                                                    -------------    ---------------  --------------

Effects of inflation on cash and cash equivalents         (41,174)          (10,291)          39,299
                                                    -------------    ---------------  --------------

Decrease in cash and cash equivalents                     (30,754)         (154,385)         (23,699)

Cash and cash equivalents at beginning of
  period                                                  642,364           611,610          457,225
                                                    -------------    ---------------  --------------

Cash and cash equivalents at end of period          Ps.   611,610    Ps.    457,225   Ps.    433,526
                                                    =============    ==============   ==============
Supplemental cash disclosures:
Asset tax and tax on dividends paid                 Ps.              Ps.    414,880    Ps.   226,614

Supplemental non-cash disclosures:
Recovered tax on dividends                          Ps.              Ps.               Ps.   114,575

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal year beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. The adoption of SFAS 143 did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003 the FASB redeliberated certain proposed modifications and revised FIN 46 ("FIN 46-R"). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" (SFAS 149"). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did no have a material impact on the consolidated financial statements.