Form 20-F
period 2004-12-31
SOUTHEAST AIRPORT GROUP
filed 2005-06-22
CIK 1123452

================================================================================



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2004

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

                      Bosque de Alisos No. 47A - 4th Floor
                              Bosques de las Lomas
                               05120 Mexico, D.F.
                                     Mexico
                    (Address of principal executive offices)

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


------------------------------------------------

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

                                  Yes X    No
                                     ---

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17       Item 18 X
                                                  ---

================================================================================

Item 1.       Identity of Directors, Senior Management and Advisers............1

Item 2.       Offer Statistics and Expected Timetable..........................1

Item 3.       Key Information..................................................1

                  Selected Financial Data......................................1

                  Exchange Rates...............................................5

                  Risk Factors.................................................6

                  Forward Looking Statements..................................18

Item 4.       Information on the Company......................................18

                  History and Development of the Company......................18

                  Business Overview...........................................24

                  Regulatory Framework........................................42

                  Organizational Structure....................................58

                  Property, Plant and Equipment...............................58

Item 5.       Operating and Financial Review and Prospects....................59

Item 6.       Directors, Senior Management and Employees......................75

Item 7.       Major Shareholders and Related Party Transactions...............87

                  Major Shareholders..........................................87

                  Related Party Transactions..................................89

Item 8.       Financial Information...........................................92

                  Dividends...................................................93

Item 9.       The Offer and Listing...........................................94

                  Trading on the Mexican Stock Exchange.......................95

Item 10.      Additional Information..........................................96

                  Exchange Controls..........................................110

                  Taxation...................................................110

                  Documents On Display.......................................115

Item 11.      Quantitative and Qualitative Disclosures About Market Risk.....116

Item 12.      Description of Securities Other Than Equity Securities.........116

Item 13.      Defaults, Dividend Arrearages and Delinquencies................117

Item 14.      Material Modifications to the Rights of
              Security Holders and Use of Proceeds...........................117

Item 15.      Controls and Procedures........................................117

Item 16.      Reserved.......................................................117

Item 16A.     Audit Committee Financial Expert...............................117

Item 16B.     Code of Ethics.................................................117

Item 16C.     Principal Accountant Fees and Services.........................118

Item 16D.     Exemptions from the Listing Standards for Audit Committees.....118

Item 16E.     Purchases of Equity Securities by the Issuer and
              Affiliated Purchasers..........................................118

Item 18.      Financial Statements...........................................119

Item 19.      Exhibits.......................................................120

                                     PART I

Item 1.           Identity of Directors, Senior Management and Advisers

         Not applicable.

Item 2.           Offer Statistics and Expected Timetable

         Not applicable.

Item 3.           Key Information

                             SELECTED FINANCIAL DATA

         We publish our financial statements in Mexican pesos. Pursuant to generally accepted accounting principles in Mexico, or Mexican GAAP, financial data for all periods in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F have been restated in constant pesos as of December 31, 2004.

         This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 11.1495 to U.S.$1.00, the exchange rate for pesos on December 31, 2004 as published by the Mexican Ministry of Finance. On June 16, 2005 the Federal Reserve Bank of New York's noon buying rate for Mexican pesos was Ps.10.7929 to U.S.$1.00.

         The following table presents our summary consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto. Our financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. A reconciliation to U.S. GAAP of our net income and total stockholders' equity is also provided in this summary financial data.
Note 15 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our business.

         Mexican GAAP provides for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the Mexican National Consumer Price Index, restating the components of stockholders' equity using the Mexican National Consumer Price Index and recording gains or losses in purchasing power from holding monetary liabilities or assets. Mexican GAAP requires the restatement of all financial statements to constant Mexican pesos as of the date of the more recent balance sheet presented. Our audited financial statements and all other financial information contained herein are accordingly presented in constant pesos with purchasing power as of December 31, 2004 unless otherwise noted.

         References in this annual report on Form 20-F to "dollars," "U.S. dollars" or "U.S.$" are to the lawful currency of the United States of America. References in this annual report on Form 20-F to "pesos" or "Ps." are to the lawful currency of Mexico. We publish our financial statements in pesos.

         This annual report on Form 20-F contains references to "workload units," which are units measuring an airport's passenger traffic volume and cargo volume. A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

         The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2000.

                                                                            Year ended December 31,
                                          ------------------------------------------------------------------------------------------
                                              2000            2001           2002            2003                   2004
                                          -------------  -------------  --------------  -------------  -----------------------------
                                           (thousands    (thousands of    (thousands    (thousands of    (thousands    (thousands of
                                          of pesos) (1)    pesos) (1)    of pesos) (1)    pesos) (1)    of pesos) (1)   dollars) (2)
Income statement data:
Mexican GAAP:
Revenues:
   Aeronautical services(3)...........     Ps.  1,193,285  Ps. 1,142,992  Ps.  1,095,247  Ps. 1,215,423  Ps.  1,481,254 $   132,854
   Non-aeronautical services(4).......            205,756        202,990         261,645        327,339         494,722      44,372
Total revenues........................          1,399,041      1,345,982       1,356,892      1,542,762       1,975,976     177,226
Operating expenses:
   Costs of services..................           (326,024)      (333,175)       (376,160)      (388,924)       (467,345)    (41,916)
   Technical assistance fee(5)........            (63,380)       (44,030)        (40,933)       (48,519)        (66,956)     (6,005)
   Concession fee(6)..................            (69,906)       (67,288)        (67,805)       (77,110)        (98,762)     (8,858)
   General and administrative expenses           (122,097)      (115,137)       (117,016)      (127,292)       (105,756)     (9,485)
   Depreciation and amortization......           (350,635)      (350,223)       (366,511)      (373,033)       (399,547)    (35,835)
Operating income......................            466,999        436,129         388,467        527,884         837,610      75,127
Net comprehensive financing (cost) income         (17,273)        40,339          29,716         25,470         (28,706)     (2,575)
Income before taxes, employees'
   statutory profit sharing and
   extraordinary items................            449,726        476,468         418,183        553,354         808,904      72,552

Provision for income taxes and
   employees' statutory profit sharing           (196,765)      (176,531)       (168,123)      (243,975)       (184,198)    (16,521)
Income before extraordinary items.....            252,961        299,937         250,060        309,379         624,706      56,031
Extraordinary items...................                 --         (7,734)         (9,126)       (18,850)        (17,714)     (1,589)
Net income............................            252,961        292,203         240,934        290,529         606,992      54,442
Basic and diluted earnings per share..               0.84           0.97            0.80           0.97            2.02        0.18
Basic and diluted earnings per ADS
   (unaudited)(7).....................               8.43           9.74            8.03           9.68           20.23        1.81
U.S. GAAP:
Revenues..............................          1,399,041      1,345,982       1,356,892      1,542,762       1,975,976     177,226
Operating income......................            578,331        540,181         462,473        604,929         840,731      75,405
Net income (loss).....................            345,496        340,905        (378,273)       283,414         248,465      22,285
Basic and diluted earnings per share..               1.15           1.14           (1.26)          0.94            0.83        0.07
Basic and diluted earnings per ADS
   (unaudited)(7).....................              11.52          11.36          (12.61)          9.45            8.28        0.74
Dividends per share(8)................                 --             --            1.48           0.50            0.56        0.05
Other Operating Data (Unaudited):
   Total passengers (thousands of
   passengers)........................           11,448.1       11,240.3         10,996.6       12,190.0       13,897.1    13,897.1
   Total air traffic movements
   (thousands of movements)...........              207.6          194.9           194.9           198.0          219.8       219.8
   Total revenues per passenger (in
   pesos or dollars)..................              122.2          119.7           123.4           126.6          142.2        12.8



                                                                             Year ended December 31,
                                      ---------------------------------------------------------------------------------------------
                                          2000             2001            2002            2003                   2004
                                      -------------   -------------   --------------  -------------  ------------------------------
                                       (thousands     (thousands of     (thousands    (thousands of    (thousands     (thousands of
                                      of pesos) (1)     pesos) (1)     of pesos) (1)    pesos) (1)    of pesos) (1)    dollars) (2)

Balance Sheet Data:
   Mexican GAAP:
Cash and marketable securities......  Ps.   675,713   Ps. 1,015,947    Ps.   543,398   Ps.   747,241    Ps. 1,163,317  $    104,338
Total current assets................        813,571       1,234,478          790,496       1,074,815        1,435,077       128,712
Airport concessions, net............      8,776,826       8,546,257        8,314,068       8,082,688        7,851,309       704,185
Rights to use airport facilities,
   net..............................      2,476,234       2,387,156        2,298,082       2,219,988        2,148,296       192,681
Total assets........................     12,392,459      12,861,694       12,341,119      12,604,235       13,054,530     1,170,862
Current liabilities.................         91,417          93,301          134,328         164,028          191,728        17,196
Total liabilities...................        348,225         525,256          560,186         667,759          728,224        65,314
Net equity/stockholders' equity.....     12,044,234      12,336,439       11,780,932      11,936,476       12,326,306     1,105,548
   U.S. GAAP:
Cash and cash equivalents...........        675,708         643,358          480,959         456,030          952,045        85,389
Total current assets................        813,571       1,236,045          790,496       1,074,814        1,435,077       128,712
Airport concessions, net............        360,169         304,764          250,904         193,991          138,586        12,430
Rights to use airport facilities....      1,929,098       1,867,291        1,802,367       1,743,798        1,688,810       151,470
Total assets........................      7,186,429       7,529,590        6,679,352       6,825,252        6,926,847       621,270
Total liabilities...................         91,418          93,706          135,041         161,623          191,474        17,173
Net equity/stockholders' equity.....      7,095,013       7,435,884        6,544,311       6,663,629        6,735,373       604,096

Cash Flow Data:
   Mexican GAAP:
Resources provided by operating
   activities.......................        859,540         737,165          613,809         690,659        1,122,818       100,706

Resources provided by (used in)
   financing activities.............       (356,667)             --         (796,440)       (134,986)        (217,162)      (19,477)
Resources used in investing
   activities.......................       (255,199)       (396,932)        (289,919)       (351,830)        (489,580)      (43,910)

Increase in cash and marketable
   securities.......................        247,674         340,233         (472,550)        203,843          416,076        37,319
   U.S. GAAP: Cash flow
   provided by operating
   activities.......................        897,576         780,471          644,737         765,304        1,052,238        94,375
Cash flow used in financing
   activities.......................       (356,667)             --         (796,440)       (248,582)        (241,287)      (21,641)

Cash flow (used in) provided by
   investing activities.............         11,748        (769,510)             130        (582,990)        (329,114)      (29,518)
Effect of inflation on cash and
   cash equivalents.................        (38,039)        (43,311)         (10,825)         41,338           14,178         1,272
Increase (decrease) in cash and
   cash equivalents.................        514,618         (32,350)        (162,398)        (24,930)         496,015        44,488

-------------------------
(1) Expressed in constant pesos with purchasing power as of December 31, 2004. Per share peso amounts are expressed in pesos (not thousands of pesos).
(2) Translated into dollars at the rate of Ps. 11.1495 per U.S. dollar, the Mexican Ministry of Finance exchange rate for Mexican pesos at December 31, 2004. Per share dollar amounts are expressed in dollars (not thousands of dollars).
(3) Revenues from aeronautical services include those earned from passenger charges, landing charges, aircraft parking charges, charges for airport security services and charges for use of passenger walkways.
(4) Revenues from non-aeronautical services are earned from the leasing of space in our airports, access fees collected from third parties providing services at our airports and miscellaneous other sources.
(5) Since April 19, 1999, we have paid ITA a technical assistance fee under the technical assistance agreement entered into in connection with ITA's purchase of its series BB shares. This fee is described in "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--Arrangements with ITA."
(6) Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concession.
(7)       Based on the ratio of 10 series B shares per ADS.
(8) Income tax was payable on the dividends because the distribution was not made from our after-tax earnings account.

                                 EXCHANGE RATES

         The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos. We have not restated the rates in constant currency units. All amounts are stated in pesos. We make no representation that the Mexican peso amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

                                                        Exchange Rate
                                     -------------------------------------------------
      Year Ended December 31,         High          Low       Period End    Average(1)
--------------------------------     ------        -----      ----------    ----------
2000............................      10.09         9.18          9.62         9.47
2001............................       9.97         9.03          9.16         9.34
2002............................      10.43         9.00         10.43         9.75
2003............................      11.40        10.11         11.24        10.79
2004............................      11.64        10.81         11.31        11.15
    December 2004...............      11.33        11.11         11.20        11.15

2005:
    January 2005................      11.41        11.17         11.26        11.21
    February 2005...............      11.21        11.04         11.14        11.09
    March 2005..................      11.33        10.98         11.16        11.18
    April 2005..................      11.23        11.04         11.08        11.11
    May 2005....................      11.03        10.89         10.91        10.98
------------
(1) Average of month-end rates or daily rates, as applicable.

Source: Federal Reserve noon buying rate.


         Except for the period from September through December 1982, during a liquidity crisis, the Mexican Central Bank has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations or to import goods could be purchased in the open market without substantial additional cost.

         Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange, and, as a result, will likely affect the market price of the ADSs. Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in pesos.

         On December 31, 2004, the Federal Reserve noon buying rate was Ps.
11.1540 per U.S. $1.00. On April 27, 2005, the Federal Reserve noon buying rate was Ps. 11.0980 per U.S. $1.00.


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

         The events of September 11, 2001 resulted in a significant decline in passenger traffic worldwide and future terrorist attacks could result in similar declines.

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

         Security enhancements following the events of September 11, 2001 have resulted in increased costs.

         The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs. Following the events of September 11, we reinforced security at our airports. For a description of the security measures that we adopted, see "Item 4. Information on the Company--Business Overview--Non-Aeronautical Services--Airport Security." While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future. In addition, our general liability insurance premiums for 2002 increased substantially relative to our 2001 premiums and may rise again in the future. Since October 2001, we carry a U.S.$50 million insurance policy covering liabilities resulting from terrorist acts. Because our insurance policies do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$50 million, we could incur significant costs if we were to be directly affected by events of this nature. Any such increase in our operating costs will have an adverse effect on our results of operations.

         The users of airports, principally airlines, have been subject to increased costs following the September 11 events. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Premiums for aviation insurance have increased substantially and could escalate further. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of an intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines' costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In addition, because a substantial majority of our international flights involve travel to the U.S., we may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities.

         International events could have a negative impact on international air travel

         Historically, a substantial majority of our revenues have been aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2004, passenger charges represented 60.3% of our total revenues. Events such as the war in Iraq and public health crises such as Severe Acute Respiratory Syndrome (or "SARS") have negatively affected the frequency and pattern of air travel worldwide. Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

Our business is highly dependent upon revenues from Cancun International
Airport.

         In 2003 and 2004, Ps. 1,135.6 million and Ps. 1,510.4 million, respectively, or 73.6% and 76.4% respectively, of our revenues were derived from operations at Cancun International Airport. During 2003 and 2004, Cancun International Airport represented 71.2% and 72.0%, respectively, of our passenger traffic and 44.1% and 44.4%, respectively, of our air traffic movements. The desirability of Cancun as a tourist destination and the level of tourism to the area is dependent on a number of factors, many of which are beyond our control. We cannot assure you that tourism to Cancun will not decline in the future. Any event or condition affecting Cancun International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

Our business is highly dependent upon the operations of Mexico City International Airport.

         For the years ended December 2002, 2003 and 2004, approximately 80.6%, 82.0% and 78.9%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport. As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport. Mexico City International Airport is currently in the process of increasing its capacity, but we cannot assure you that the airport's operations will not decrease in the future, that the capacity increase will be completed or, if completed, result in an increase in passenger traffic at our airports. Any event or condition that adversely affects Mexico City International Airport could adversely affect our business, results of operations, prospects and financial condition.

The Mexican government could grant new concessions that compete with our airports.

         The Mexican government could grant additional concessions to operate existing government-managed airports, or authorize the construction of new airports, that could compete directly with our airports. For example, the Mexican state of Quintana Roo has formed a majority state-owned company to seek a concession from the Mexican federal government to build and operate a new airport in the Mayan Riviera region of the state. We have no further details on the construction or projected opening of the airport and are unable to predict the effect that it may have on our passenger traffic or operating results if the project is successfully carried out. Any competition from this or other such airports could have a material adverse effect on our business and results of operations. Generally, the grant of a concession for a new or existing airport is required to be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, we cannot assure you that we would participate in such process, or that we would be successful if we did participate. In addition, in certain circumstances, the Mexican government can grant concessions without conducting a public bidding process. Please see "Grants of new concessions" below. Grants of new concessions that compete with our airports could adversely affect our business, results of operations, prospects and financial condition.

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

         Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated. In 2002, 2003 and 2004, approximately 80.7%, 78.8% and 75.0%, respectively, of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations and that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our master development programs or the obligation under concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

We cannot predict how the regulations governing our business will be applied.

         Many of the laws, regulations and instruments that regulate our business were adopted or became effective in 1999, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law and its regulations or other applicable law, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot assure you that we will not encounter difficulties in complying with these laws, regulations and instruments. Moreover, there can be no assurance that the laws and regulations governing our business will not change.

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

If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.

         Historically, we have set the prices we charge for regulated services at each airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport. We expect to continue to pursue this pricing strategy in the future. For example, in 2004, our revenues subject to maximum rate regulation represented 98.8% of the amount we were entitled to earn under the maximum rates for all of our airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

         The specific prices we charge for regulated services are determined based on various factors, including projections of passenger traffic volumes, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar. These variables are outside of our control. Our projections could differ from the applicable actual data, and, if these differences occur at the end of any year, they could cause us to exceed the maximum rate at any one or more of our airports during that year.

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

         Our tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars, but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 30 to 115 days following the date of each flight. We intend to charge prices that are as close as possible to our maximum chargeable rates. Because we generally are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)), a devaluation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports which could lead to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

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

         Airlines and other entities controlled by Cintra, S.A. de C.V., a holding company of the Mexican government, collectively accounted for approximately 26.7%, 22.6% and 19.5% of the revenues generated by our airports in 2002, 2003 and 2004, respectively. In addition, in recent years American Airlines and Continental Airlines have accounted for a significant portion of the revenues generated by our airports (6.7% and 5.6%, respectively, in 2003 and 6.8% and 5.4%, respectively, in 2004). The global airline industry continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several major carriers in the U.S. in recent years. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers. We do not have contracts with any airlines that obligate them to continue providing service to our airports. We can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. We expect that we will continue to generate a significant portion of our revenues from a relatively small number of airlines in the foreseeable future. In addition, Cintra has announced publicly that it intends to sell all or a portion of its ownership interest in its airlines, and we can offer no assurance that these airlines, operating independently of Cintra, would continue to use any or all of our airports. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.

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

         In September 2004, we temporarily closed our Cancun and Cozumel airports as a safety precaution in anticipation of Hurricane Ivan. Cancun airport was closed for approximately 6.5 hours and approximately 80 flights were either cancelled or rescheduled as a result of the hurricane. However, half of these flights were cancelled or rescheduled due to precautionary decisions made by the airlines themselves and were not due to the temporary closure of the airport. The adverse weather conditions resulting from the hurricane caused very minor damages to the airport. Cozumel Airport closed for approximately 36 hours and approximately 9 flights were cancelled. No recorded damage nor passenger injuries resulted from the hurricane due to the precautionary measures that we took. In September 2002, hurricane Isidore caused significant damages to the state of Yucatan and to our airport in Merida, which was closed to commercial traffic for 27 hours, resulting in the cancellation of 100 flights. Additionally, the airport sustained property damage of Ps. 9.3 million, of which Ps. 5.6 million was covered by insurance.

Our business could be adversely affected by a downturn in the U.S. economy.

         In 2003 and 2004, 69.1% and 69.4%, respectively, of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States. Thus, our business is dependent on the condition of the U.S. economy, and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

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

ITA has substantial influence over our management and its interests may differ from those of other stockholders.

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

         As a result, ITA, as our principal stockholder, is likely to substantially influence our management and matters requiring the approval of our stockholders. The interests of ITA may differ from those of our other stockholders, and there can be no assurance that ITA would exercise its rights in ways that favor the interests of our other stockholders.

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

         Due to a significant increase in passengers at Cancun International Airport, we have requested that the Mexican federal government provide us with the land necessary for the construction of a second runway at this airport. The Mexican federal government has expropriated or purchased a substantial majority of the land needed for the expansion, and is in the process of negotiating for the acquisition of the rest of the land. There can be no assurance that the Mexican government will complete this process or that the Mexican federal government will provide us with the opportunity to acquire the land necessary to construct the new runway. If we are unable to carry out the construction of this second runway, it could limit the growth of our business and adversely affect our results of operations, future prospects or financial condition.

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

         In response, the Mexican government implemented a broad economic reform program. Economic conditions in Mexico improved in 1996 and 1997. However, a combination of factors led to a slowdown in Mexico's economic growth in 1998. Notably, the decline in the international price of oil resulted in a reduction of federal revenues, approximately one-third of which are derived from petroleum taxes and duties. In addition, the economic crises in Asia and Russia and the financial turmoil in Argentina, Brazil, Venezuela and elsewhere produced greater volatility in the international financial markets, which further slowed Mexico's economic growth. The Mexican government has reported that real GDP grew by 6.6% in 2000 and decreased by 0.3% in 2001. The Mexican government estimates that GDP growth in 2002 was approximately 0.9%. In 2003, inflation in Mexico was 3.98%, interest rates on 28-day Mexican government treasury securities averaged 6.31% and the peso depreciated by 7.6% (in nominal terms) against the U.S. dollar. The Mexican government estimates that GDP growth in 2003 was approximately 1.3% and approximately 3.8% in 2004. In 2004, inflation in Mexico was 5.2%, interest rates on 28-day Mexican government treasury securities averaged 7.2% and the peso appreciated by 0.8% (in nominal terms) against the U.S. dollar.

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

         As of December 31, 2004 less than one percent of our liabilities (U.S.$1.9 million) were dollar-denominated. Although we currently intend to fund the investments required by our business strategy through cash flow from operations, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

         Severe devaluation or depreciation of the peso may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, our operations.

         The national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party ("PRI") with the election of President Vicente Fox Quesada, a member of the National Action Party ("PAN") and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. No single party currently has a majority in the Congress or Senate. This shift in political power has transformed Mexico from a one-party state to a pluralist democracy. Multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. The lack of a majority party in the legislature, the lack of alignment between the legislature and the President and any changes that result from the presidential and congressional election scheduled for July 2006 could result in instability or deadlock and prevent the timely implementation of economic reforms, which in turn could have a material adverse effect on the Mexican economy and on our business.

Increased environmental regulation and enforcement in Mexico may affect us.

         The level of environmental regulation in Mexico has significantly increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent. We expect this trend to continue and to be stimulated by international agreements between Mexico and the United States. There can be no assurance that environmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

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

         In addition, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy. There can be no assurance that the market value of our securities will not be adversely affected by events elsewhere.

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

         We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or shares in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, sales by the depository of preemptive rights and distribution of the proceeds from such sales to you, the ADS holders, is not possible. As a result, your equity interest in ASUR may be diluted proportionately.

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

Item 4.     Information on the Company

                     HISTORY AND DEVELOPMENT OF THE COMPANY

         Grupo Aeroportuario del Sureste, S.A. de C.V., or ASUR, is a corporation (sociedad anonima de capital variable) organized under the laws of Mexico. We were incorporated in 1998 as part of the Mexican government's program for the opening of Mexico's airports to private-sector investment. The duration of our corporate existence is 100 years. We are a holding company and conduct all of our operations through our subsidiaries. The terms "ASUR," "we" and "our" in this annual report refer both to Grupo Aeroportuario del Sureste, S.A. de C.V. as well as Grupo Aeroportuario del Sureste, S.A. de C.V. together with its subsidiaries. Our registered office is located at Bosque de Alisos No. 47A, Bosques de las Lomas, 05120 Mexico, D.F., Mexico, telephone (5255) 5284-0400.

Investment by ITA

         As part of the opening of Mexico's airports to investment, in 1998 the Mexican government sold a 15% equity interest in ASUR to ITA pursuant to a public bidding process. Currently, Fernando Chico Pardo holds 51% of ITA's shares and Copenhagen Airports A/S holds 49% of ITA's shares.

         Fernando Chico Pardo became a stockholder in ITA in April 2004 when he acquired the 24.5% ownership stake of French group Vinci, S.A. in ITA and a 13.5% ownership stake of Spanish Ferrovial Aeropuertos, S.A in ITA. At the same time, Copenhagen Airports A/S acquired Ferrovial Aeropuertos, S.A.'s 11.0% ownership interest in ITA, thereby increasing its participation in ITA from 25.5% to 36.5%. Fernando Chico Pardo acquired an additional 25.5% ownership stake in ITA through the exercise of his right of first refusal following the auction of such shares by NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government. On April 29, 2005, Copenhagen Airports A/S increased its participation in ITA from 36.5% to 49% through the purchase of shares from Fernando Chico Pardo.

         Fernando Chico Pardo, a Mexican investor, is the founder and President of Promecap, S.C. He serves as a board member of various organizations, including The United Nations Pension Fund, The Quantum Group of Funds, Grupo Posadas de Mexico, Grupo Financiero Inbursa and Grupo Carso.

         Copenhagen Airports A/S is among the world's leading airport operators and has won several international awards. Copenhagen Airport was named Europe's best and the world's second best airport in the 15-25 million passenger category in January 2005 by IATA and ACI. In 2004, approximately 19.0 million passengers were served at Copenhagen Airport. Additionally, Copenhagen Airports A/S owns and operates Roskilde Airport located about 30 kilometers from Copenhagen, and holds 49% of the shares in Newcastle International Airport in England (4.7 million passengers in 2004) and a 20% stake in Hainan Meilan Airport Company in China (7.5 million passengers in 2004).

         ITA paid the Mexican government a total of Ps. 1,165.1 million (nominal pesos, excluding interest) (U.S.$120.0 million based on the exchange rates in effect on the dates of payment) in exchange for:

o 45,000,000 series BB shares representing 15% of our outstanding capital stock,

o three options to subscribe for newly issued series B shares, the first and second of which have expired. The remaining option, which will expire on December 18, 2005, allows ITA to subscribe for 1% of our capital stock outstanding at the time of each exercise, each determined on a fully diluted basis, at a price per-share equal to the per-share purchase price of ITA's 15% interest plus a premium accruing at an annual rate of 5%, and

o the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement, a technical assistance agreement and a shareholders' agreement under terms established during the public bidding process. These agreements are described in greater detail under "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions."

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

         The technical assistance fee is equal to the greater of a fixed dollar amount or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican GAAP and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreased during the agreement's initial five years. The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002. Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the U.S. consumer price index) as from the first anniversary of the technical assistance agreement. We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. Under Mexican tax law, companies may not deduct fees that are determined by reference to their profitability (as defined under Mexican tax law).

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

         The remaining 85% of our outstanding capital stock, consisting of 255,000,000 series B shares, was sold by the Mexican government to a Mexican trust established by NAFIN. This trust was the selling stockholder in the global offering. NAFIN sold an additional 33,260,870 series B shares in a public secondary offering in March 2005.

         Currently, ITA is permitted to transfer up to 49% of its series BB shares without restriction. After December 18, 2008, ITA may sell in any year up to 20% of its remaining 51% ownership interest in ASUR represented by series BB shares. Our bylaws provide that series BB shares must be converted into series B shares prior to transfer. For a more detailed discussion of ITA's rights to transfer its stock, see "Item 10. Additional Information--Registration and Transfer."

         As required under the participation agreement entered into in connection with the Mexican government's sale of the Series BB shares of ASUR to ITA, ITA has transferred its series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C. Under the terms of the participation agreement and the trust agreement, ITA's shareholders, currently Copenhagen Airports A/S and Fernando Chico Pardo, are required to maintain an ownership interest in ITA of a minimum of 25.5% prior to December 18, 2014 unless otherwise approved by the Ministry of Communications and Transportation. To the extent that a key partner acquires shares of ITA in excess of a 25.5% interest, this additional interest may be sold without restriction See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders--ITA Trust and Shareholders' Agreement" for a further description of these provisions. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If ITA or any of its stockholders defaults on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

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

Master Development Programs

         Under the terms of our concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan covers a fifteen-year period and includes investment commitments for the regulated part of our business (including certain capital expenditures and improvements) for the succeeding five-year period and investment projections for the regulated part of our business (including certain capital expenditures and improvements) for the remaining ten years. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. Committed investments are minimum requirements, and our capital expenditures may exceed our investment commitments in any period. On December 30, 2003, the Ministry of Communications and Transportation approved each of our current updated master development plans. These plans are in effect from January 1, 2004 to December 31, 2008.

         The following table sets forth our committed investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

                                                   Committed Investments

                                                                 Year ended December 31,
                                ------------------------------------------------------------------------------------------
                                  2004            2005            2006            2007            2008            Total
                                --------        --------        --------        --------        --------        ----------
                                                                 (thousands of pesos(1))
Cancun.....................  Ps.  242,922   Ps.   449,521    Ps.   99,655    Ps.  200,756    Ps.  105,918    Ps.1,098,772
Merida.....................         8,177          49,611          15,317          17,867          14,979         105,951
Cozumel....................         8,210          17,947             754           5,882          33,010          65,803
Villahermosa...............        18,897          50,099          25,945          20,976           2,064         117,981
Oaxaca.....................         5,079           5,167           3,120           4,530           5,794          23,690
Veracruz...................        18,518          21,719             885           1,990          14,126          57,238
Huatulco...................        14,569           5,174           5,677           8,884           3,783          38,087
Tapachula..................        14,621          21,038          13,622          12,322           1,331          62,934
Minatitlan.................        34,775          46,486           3,982           6,940          11,371         103,554

  Total....................  Ps.  365,768    Ps.  666,762    Ps.  168,957    Ps.  280,147    Ps.  192,376    Ps.1,674,010
                             ============    ============    ============    ============    ============    ============

-----------
(1)  Expressed in adjusted pesos as of December 31, 2004 based on the Mexican construction price index in accordance with the terms of our master development plan.

         The following table sets forth our historical capital expenditures made with respect to the regulated and unregulated parts of our business in the periods indicated.

                              Capital Expenditures

  Year ended December 31,                                  (thousands of pesos)
  -----------------------                                  --------------------

2002....................................................       Ps.   289,919
2003....................................................             351,380
2004....................................................             411,954

         We expect to fund our operations and capital expenditures in the short-term and long-term through cash flow from operations. Although we may incur indebtedness from time to time, we do not currently anticipate that we will be required to incur indebtedness to satisfy our commitments under our master development plans or to fund our other capital expenditures.


                                BUSINESS OVERVIEW

         We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports' facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our concessions include the concession for Cancun International Airport, the second busiest airport in Mexico in 2004 in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. We also hold concessions to operate the airports in Cozumel, Huatulco, Merida, Minatitlan, Oaxaca, Tapachula, Veracruz and Villahermosa.

         Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with 20.6 million visitors in 2004, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2004 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

         Cancun and its surroundings were the most frequently visited international tourism destination in Mexico in 2004, according to the Mexican Ministry of Tourism. Cancun International Airport represented 70.2%, 71.2% and 72.0% of our passenger traffic volume and 72.2%, 73.6% and 76.4% of our revenues in 2002, 2003 and 2004, respectively. At December 31, 2004, Cancun had approximately 27,700 hotel rooms, according to the Mexican Ministry of Tourism. We believe that Cancun International Airport is positioned to benefit from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico's most rapidly developing tourism areas. According to the Mexican National Trust for Tourism Development, the Mayan Riviera had approximately 23,900 hotel rooms as of December 31, 2004.

         Our airports served approximately 11 million passengers in 2002, approximately 12.2 million passengers in 2003 and approximately 13.9 million passengers in 2004. For year-by-year passenger figures, see "--Our Airports."

         The United States currently is a significant source of passenger traffic volume in our airports. In 2002, 2003 and 2004, international passengers represented 58.3%, 58.5% and 61.6%, respectively, of the total passenger traffic volume in our airports. In 2002, 2003 and 2004, 69.2%, 69.1% and 69.4%, respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States. As of December 31, 2004, 17 Mexican and 45 international airlines, including U.S.-based airlines such as American Airlines and Continental Airlines, were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.

Aeronautical Services

         The following table sets forth our revenues for the period presented.

                                            --------------------------------------------------
                                                 2002               2003              2004
                                            --------------    ---------------    -------------
                                                             (thousands of pesos)
Revenues:
     Aeronautical Services................  Ps.  1,095,247    Ps.  1,215,423    Ps.  1,481,254
     Non-Aeronautical Services............         261,645           327,339           494,722
                                            --------------    --------------    --------------
         Total............................  Ps.  1,356,892    Ps.  1,542,762    Ps.  1,975,976

         Aeronautical services represent the most significant source of our revenues. In 2002, 2003 and 2004, aeronautical revenues represented approximately 80.7%, 78.8% and 75.0% of our total revenues, respectively. All of our revenues from aeronautical services are regulated under the "dual-till" price regulation system applicable to our airports.

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

Passenger Charges

         We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger's ticket and generally collected twice monthly from each airline. As of December 2004, the charge for international passengers is U.S. $16.60 and the charge for domestic passengers is Ps.140.0 (nominal pesos) for all of our airports except Cozumel and Oaxaca, where we charge international passengers U.S. $18.00 and domestic Ps.168.5 (nominal pesos). International passenger charges are currently dollar-denominated, but generally collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In each of 2003 and 2004, passenger charges represented 77.2% and 80.5%, respectively of our aeronautical revenues and 59.6% and 60.3%, respectively, of our total revenues. From time to time we have offered discounts on passenger charges at certain of our airports.

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

         Landing charges represented 10.04%, 8.65% and 7.62% of our aeronautical revenues and 8.10%, 6.81% and 5.72% of our total revenues in 2002, 2003 and 2004, respectively. Aircraft parking charges represented 11.94%, 10.85% and 8.82% of our aeronautical revenues and 9.64%, 8.55% and 6.61% of our total revenues in 2002, 2003 and 2004, respectively. Airport security charges represented 1.64%, 1.56% and 1.49% of our aeronautical revenue and 1.32%, 1.23% and 1.11% of our total revenues in 2002, 2003 and 2004, respectively. Passenger walkway charges represented 2.48%, 1.76% and 1.60% of our aeronautical revenues and 2.01%, 1.38% and 1.20% of our total revenues in 2002, 2003 and 2004, respectively.

Non-aeronautical Services

General

         Non-aeronautical services have historically generated a proportionately smaller portion of our revenues. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2002, 2003 and 2004, revenues from non-aeronautical services represented 19.28%, 21.22% and 25.04%, respectively, of our total revenues, of which 62.3%, 66.6% and 78.17%, respectively, were derived from access fees and 33.9%, 30.5% and 18.0%, respectively, were derived from commercial revenues as defined under the Mexican Airport Law.

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

         In 2002, we opened 40 new commercial spaces in six of our airports, including new duty-free shops, restaurants, bank and foreign exchange services, and convenience stores. In 2003 we continued developing the commercial spaces in our airports by opening new bars and restaurants in six of our airports as well as new retail stores in seven of our airports. In addition, in 2003 we dedicated additional space to advertising in our Cancun airport and set aside additional rental space for car exhibits at the Merida and Villahermosa airports. We opened 13 new retail stores in our Cancun, Merida and Oaxaca airports in 2004.

         We estimate that revenues from commercial activities in our terminals historically accounted for less than 15% of the total revenues generated by our airports. In contrast, we believe that revenues from commercial activities account for 30% or more of the consolidated revenues of many leading international airports. Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in our airports.

         Within our nine airports, we leased approximately 189 commercial premises as of December 31, 2004, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenant in terms of occupied space and revenue in 2004 was Mera Aeropuertos, S.A. de C.V. Generally, concessionaires pay a monthly fee based on the higher of a fixed amount or a percentage of their revenues.

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

         In April 2005, the International Court of Arbitration issued a final ruling that requires Dufry Mexico, S.A. de C.V. to, among other requirements, deliver one of the duty-free stores that it operates in the Cancun airport and to pay U.S.$3.7 million to ASUR. Dufry has not yet complied with this ruling, and there can be no assurance that Dufry will comply with the ruling in the future.

         In March 2004, we agreed to pay a US$7 million termination fee to a tenant in the Cancun Airport in connection with the early termination of their lease agreement for four units in the Cancun Airport as compensation for improvements made to the leased space. The four units consist of a restaurant, three convenience stores and a snack bar. We intend to operate these units until we award the concession to operate them to a new concessionaire.

         In September 2003, we awarded a 20-year concession to build and operate a gas station and a convenience store to Mexico-based PERC Group following a bidding process. We may terminate the agreement with PERC Group without penalty as they have been unable to obtain the necessary licenses.

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

Automobile Parking and Ground Transport

         Each of our airports has public car parking facilities consisting of open-air parking lots. The only airport at which we do not charge parking fees is Cozumel. In 2002, 2003 and 2004, our revenues form parking lot fees were Ps.
16.6 million, Ps. 21.5 million and Ps. 25.7 million, respectively. Revenues from parking at our airports currently are not regulated, although they could become regulated upon a finding by the Mexican Antitrust Commission that there are no competing alternatives.

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

         Airlines have also contributed to the enhanced security at our airports as they have adopted new procedures and rules issued by the General Office of Civil Aviation applicable to airlines. Airlines have also contributed to the enhanced security at our airports as they have adopted new procedures and rules issued by the General Office of Civil Aviation applicable to airlines. Some measures adopted by the airlines include adding more points for verification of passenger identification, inspecting luggage prior to check-in and reinforcing controls over access to airplanes by service providers (such as baggage handlers and food service providers). As airport security requirements become more stringent, we may provide additional services to the airlines, including providing facilities and trained security personnel to assist airlines in complying with the requirement to screen all bags that are checked.

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

Our Airports

         In 2004, our airports served a total of 13.9 million passengers, approximately 61.6% of which were international passengers. In 2003, our airports served a total of 12.2 million passengers, approximately 58.5% of which were international passengers. In 2002, our airports served a total of 11.0 million passengers, approximately 58.3% of which were international passengers. In 2002, 2003 and 2004, Cancun International Airport accounted for 70.2%, 71.2% and 72.0% of the passenger traffic volume and 72.2%, 73.6% and 76.4% of revenues, respectively, from our nine airports.

         All of our airports other than Minatitlan Airport are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

         The following table sets forth the number of passengers served by our airports based on flight origination or destination.

                                                                             Percentage of
Region                 2000        2001       2002       2003       2004       Total 2004
-----------------     ------      ------     ------     ------     ------    -------------
Mexico                 4,981      4,864       4,814      5,309      5,620          40.4%
United States          4,579      4,500       4,438      4,925      5,928          42.7%
Europe                   909        882         779        980      1,258           9.1%
Canada                   441        530         632        712        805           5.8%
Latin America            528        455         315        256        278           2.0%
Asia and others           10          9          19          8          8           0.0%
Total                 11,448     11,240      10,997     12,190     13,897           100%
-------
(1) Figures in thousands. Figures exclude passengers in transit and private aviation passengers.

         In 2002, 2003 and 2004, approximately 82.0%, 81.1% and 78.9%, respectively, of our domestic passengers traveled to or from Mexico City.

         The following table sets forth the total traffic volume and air traffic movements in our nine airports for the periods presented:

                                 Airport Traffic
                                 (in thousands)

                                                          Year ended December 31,
                                         ---------------------------------------------------------
                                           2000        2001        2002         2003        2004
                                         --------    --------    --------     --------    --------
    Passengers:
    Total.............................   11,448.1    11,240.3    10,996.6     12,190.0    13,897.1
                                         ========    ========    ========     ========    ========

    Air traffic movements:(1)
    Total.............................      207.6       194.9       194.9        198.0       219.8
                                         ========    ========    ========     ========    ========

-----------
(1)  Includes landings and departures, in thousands. Air traffic movement data include the Cancun charter terminal for all periods, because ASUR earned landing fees from all landings regardless of the terminal used.

         The following table sets forth the passenger traffic volume for each of our airports during the periods indicated:

                                               Passenger Traffic
                                                (in thousands)

                                                                    Year ended December 31,
                                               --------------------------------------------------------------
                                                2000          2001(1)        2002          2003         2004
                                               ------         -------       ------        ------       ------
Cancun Main Terminal.....................      5,450.6        5,771.3       5,860.8       6,517.6      7,799.7
Cancun Charter Terminal..................      2,295.5        1,868.7       1,857.2       2,166.6      2,211.0
     Total Cancun........................      7,746.1        7,640.0       7,718.0       8,684.2     10,010.7
Merida...................................      903.3          919.4         849.6         899.6          931.1
Cozumel..................................      600.3          565.2         445.9         455.8          584.4
Villahermosa.............................      528.3          533.2         499.1         599.7          673.3
Oaxaca...................................      459.8          440.2         433.2         461.0          543.2
Veracruz.................................      494.1          503.4         479.6         514.6          563.5
Huatulco.................................      331.4          317.3         268.4         259.4          270.8
Tapachula................................      234.4          190.4         176.8         184.8          193.6
Minatitlan...............................      150.4          131.2         126.0         130.9          126.5
  Total..................................      11,448.1       11,240.3      10,996.6      12,190.0    13,897.1
  Total excluding Cancun Charter Terminal      9,152.6        9,371.7       9,139.4       10,023.4    11,686.1

-----------
(1)  The increase and decrease in Cancun's main terminal and charter terminal traffic, respectively, in 2001 is partially due to the occasional diversion of charter flights to the main terminal. See "--Cancun
     International Airport" below.

                       Air Traffic Movements by Airport(1)

                                           Year ended December 31,
                                ----------------------------------------------
                                 2000      2001      2002      2003      2004
                                ------    ------    ------    ------    ------
Cancun(2).....................  83,587    80,900    82,730    87,347    97,575
Merida........................  25,680    23,627    22,827    24,213    26,534
Cozumel.......................  17,670    15,225    14,015    12,813    14,355
Villahermosa..................  21,142    19,058    18,244    20,299    22,267
Oaxaca........................  16,052    14,428    15,479    15,111    17,502
Veracruz......................  19,103    18,705    19,034    19,737    22,228
Huatulco......................   5,988     6,213     5,922     5,461     6,152
Tapachula.....................  13,219    12,317    12,032     7,658     7,686
Minatitlan....................   5,200     4,431     4,602     5,362     5,598
  Total....................... 207,641   194,904   194,885   198,001   219,897

-----------
(1)  Includes departures and landings.
(2) Includes the Cancun charter terminal for all periods, because ASUR earned landing fees from all landings regardless of the terminal used.


         The following table sets forth the air traffic movements in our airports for the periods indicated in terms of commercial, charter and general aviation:

                  Air Traffic Movements by Aviation Category(1)

                                                  Year ended December 31,
                                    ----------------------------------------------------
                                      2000       2001       2002       2003       2004
                                    --------   --------   --------   --------   --------
Commercial Aviation...............  143,630    137,019    142,877    143,783     57,139
Charter Aviation..................   27,312     24,565     19,183     22,535     28,520
General Aviation(2)...............   36,699     33,320     32,825     31,683     34,238
  Total...........................  207,641    194,904    194,885    198,001    219,897

-----------

(1) Includes departures and landings for all nine airports and includes the Cancun charter terminal.

(2)  General aviation generally consists of small private aircraft.


         The following table sets forth the revenues for each of our airports during the periods indicated:

                                                 Revenues by Airport

                                                          Year ended December 31,
                      ---------------------------------------------------------------------------------------------
                                 2002                             2003                             2004
                      ----------------------------     ----------------------------   -----------------------------
                      (thousands    (thousands of      (thousands     (thousands of   (thousands      (thousands of
                       of pesos)      dollars)(1)       of pesos)       dollars)(1)    of pesos)        dollars)(1)
Cancun............... Ps. 980,236    U.S.$  87,917    Ps. 1,135,667   U.S.$ 101,858    Ps.  1,510,39   U.S.$ 135,467
Merida...............     102,775            9,218          108,056           9,692          117,190          10,511
Cozumel..............      54,073            4,850           56,524           5,070           78,935           7,080
Villahermosa.........      55,973            5,020           69,522           6,235           77,356           6,938
Oaxaca...............      45,294            4,062           48,673           4,365           58,976           5,290
Veracruz.............      54,510            4,889           60,805           5,454           65,180           5,846
Huatulco.............      27,351            2,453           25,650           2,301           29,067           2,607
Tapachula............      22,204            1,991           22,642           2,031           23,462           2,104
Minatitlan...........      14,476            1,298           15,223           1,365           15,416           1,383
  Total..............   1,356,892          121,698        1,542,762         138,371        1,975,976         177,226

-----------
(1)  Translated into dollars at the rate of Ps. 11.1495 per U.S. dollar, the Mexican Ministry of Finance exchange rate for Mexican pesos at December 31, 2004.

Cancun International Airport

         Cancun International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2004, Cancun International Airport was the second busiest airport in Mexico in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. The airport is located approximately 16 kilometers (ten miles) from the city of Cancun, which has a population of approximately 519,000. In 2002, 2003 and 2004, approximately 5.9 million, 6.5 million and 7.8 million passengers, respectively, traveled through Cancun International Airport's main terminal. Of these passengers, in 2002, 2003 and 2004, 75.6%, 67.1% and 77.6%, respectively, were international passengers. A substantial majority of the airport's international passengers (69.2% in 2002, 69.1% in 2003 and 69.4% in 2004) began or ended their travel in the United States. The airport's most important points of origin and destination are Mexico City, Miami, Houston, Dallas and New York. Due to the airport's significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See "Item 3. Key Information--Risk Factors--Risks Related to Our Operations--Our business could be adversely affected by a downturn in the U.S. economy."

         During 2004, approximately 2.2 million passengers traveled through the charter terminal in Cancun International Airport. Combined with the 7.8 million passengers that traveled through the main terminal in that year, a total of 10.0 million passengers were served by Cancun International Airport in 2004.

         Cancun is located in the state of Quintana Roo. Cancun and its surroundings was the most visited international tourism destination in Mexico in 2004, according to the Mexican Ministry of Tourism. According to the Mexican National Trust for Tourist Development, the Cancun area had approximately 27,700 hotel rooms as of December 31, 2004. The Mexican National Trust for Tourist Development estimates that Cancun will be fully developed in 2010 with approximately 30,000 rooms. Although Cancun may be reached by land, sea or air, we believe most tourists arrive by air through Cancun International Airport. Cancun is between approximately one and a half and five hours by air from all major cities in the United States and 10 to 13 hours by air from most major European cities.

         Cancun is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancun International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancun south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican National Trust for Tourism Development, the greater Cancun area (including the Mayan Riviera) was estimated to have an aggregate of approximately 51,600 hotel rooms as of December 31, 2004.

         Since most of the airport's passengers are tourists, the airport's traffic volume and results of operations are influenced by the perceived attractiveness of Cancun as a tourist destination. See "Item 3. Key Information--Risk Factors--Risks Related to Our Operations-- Our business could be adversely affected by a downturn in the U.S. economy."

         As part of our commercial strategy, in the fourth quarter of 2004 we completed an expansion of 1,856 square meters (approximately 20,000 square feet) and a remodeling of 1,342 square meters (approximately 14,445 square feet), giving us a total of 61,359 square meters (approximately 660,470 square feet) of which 10,038 square meters (108,048 square feet) are for commercial use in Cancun International Airport's main terminal. We are currently pursuing the eviction of several commercial tenants that occupy a small part of this area. We are also currently working with the authorities to obtain a license to develop cargo facilities at the airport.

         The Cancun International Airport has one runway with a length of 3,500 meters (2.2 miles). Due to a significant increase in passengers at Cancun International Airport, we have asked the Mexican federal government to provide us with the land necessary for the construction of a second runway at this airport. The Mexican federal government has expropriated or purchased a substantial majority of the land needed for the expansion, and is in the process of negotiating for the acquisition of the rest of the land. The estimated cost of this project is between U.S.$40 million and U.S.$60 million dollars, and this project is included in the Master Development Plan for the 2008-2013 period. There can be no assurance that the Mexican government will complete this process or that the Mexican federal government will provide us with the opportunity to acquire the land necessary to construct the new runway. If we are unable to carry out the construction of this second runway, it could limit the growth of our business and adversely affect our results of operations, future prospects or financial condition.

         The airport's facilities include a main terminal (which includes a wing referred to as the satellite wing), a charter terminal and a general aviation building that handles private aircraft. The airport has thirty-three gates, ten of which are accessible by passenger walkways. The main terminal has nine gates accessible by passenger walkways, and the charter terminal has one gate that is accessible by a passenger walkway.

         The airport's main terminal (including the satellite terminal wing) has a total area of approximately 40,869 square meters (approximately 439,693 square feet). The charter terminal in Cancun International Airport, which we acquired on June 30, 1999, has an additional 20,500 square meters (approximately 220,500 square feet).

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

         As of February 2003, we charge taxis and passenger vans an access fee of Ps. 14.45, and buses an access fee of Ps. 23.90, upon entering the airport.

         In September 2004, we closed our Cancun airport for approximately 6.5 hours as a safety precaution in anticipation of Hurricane Ivan. Approximately 80 flights were either cancelled or rescheduled as a result of the hurricane. However, half of these flights were cancelled or rescheduled due to precautionary decisions made by the airlines themselves and were not due to the temporary closure of the airport. The adverse weather conditions resulting from the hurricane caused very minor damages to the airport.

         In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek a concession from the Mexican federal government to build and operate a new airport in the Mayan Riviera region of the state. ASUR has no further details on the construction or projected opening of the airport and is unable to predict the effect that it may have on ASUR's passenger traffic or operating results if the project is successfully carried out.

         In January 2005, Aeropuerto de Cancun, S.A. de C.V. made equity contributions to Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V. and Aeropuerto de Minatitlan, S.A. de C.V. As a result, Aeropuerto de Cancun, S.A. de C.V. currently has equity participation of 24.2%, 18.1%, 8.9%, 29.9% and 30.0% in these airports, respectively.

Merida International Airport

         Merida International Airport serves the inland city of Merida, which has a population of approximately 920,000, and surrounding areas in the state of Yucatan. Merida International Airport ranked second among our airports in 2004 in terms of passenger traffic and contribution to revenues. During 2002, 2003 and 2004, Merida International Airport served 849,610, 899,620 and 931,127 passengers, respectively, the substantial majority of which were domestic. The airport's primary point of origin and destination is Mexico City.

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

         In 2002, 2003 and 2004, approximately 20,144, 18,829 and 19,148 metric tons of cargo, respectively, were transported through Merida International Airport, making it our leading airport in terms of cargo volume. In 2002, 2003 and 2004, Merida represented approximately 50.1%, 47.9% and 46.6%, respectively, of our total cargo volume. We have considered opportunities for developing the Merida cargo facilities, but we have no plans to pursue such opportunities at this time.

         There is currently one business operating under a long-term lease in Merida International Airport with Grupo de Desarrollo del Sureste, S.A. de C.V. ("GDS"), which will terminate on January 1, 2009. This lease allows GDS to construct and develop the airport's air cargo terminal. Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

         In September 2002, hurricane Isidore caused significant damages to the state of Yucatan and to our airport in Merida, which was closed to commercial traffic for 27 hours, resulting in the cancellation of 100 flights. Additionally, the airport sustained property damage of Ps. 9.8 million, of which Ps. 5.9 million was covered by insurance.

Cozumel International Airport

         Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2002, 2003 and 2004, 445,886, 455,831 and 584,444 passengers, respectively, traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 2.7 and 2.9 million cruise ship visitors in 2003 and 2004, respectively. Cozumel has one of the world's largest coral reserves, and many passengers traveling to Cozumel are divers. The airport's most important points of origin and destination are Houston, Dallas and Cancun. The island of Cozumel has a population of approximately 71,000.

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

         In September 2004, we closed Cozumel airport for approximately 36 hours as a safety precaution in anticipation of hurricane Ivan. Approximately 9 flights were cancelled, and no recorded damage or passenger injuries resulted.

Villahermosa International Airport

         Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of approximately 658,000. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport's passengers are businesspeople working in the oil industry. During 2002, 2003 and 2004, the airport served 499,117, 599,729 and 673,313 passengers, respectively, substantially all of which arrived on domestic flights. The airport's most important point of origin and destination is Mexico City.

         The airport has one runway with a length of 2,200 meters (1.4 miles). The airport's main terminal has four remote parking positions.

Oaxaca International Airport

         Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of approximately 511,000. The airport served 433,296, 461,013 and 543,238 passengers in 2002, 2003 and 2004, respectively, most of which were domestic. The airport's passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport's most important point of origin and destination is Mexico City.

         The airport has one runway with a length of 2,450 meters (1.5 miles) and a main terminal building with five remote positions. The airport also includes a general aviation building for small private airplanes with 20 positions.

Veracruz International Airport

         Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of approximately 600,000. Veracruz is the busiest port in Mexico in terms of commercial traffic, and is the location of the country's largest container terminal. According to the Mexican Bureau of Ports, Veracruz accounted for 21.6% of all waterborne cargo handled by Mexican ports in 2004. In 2002, 2003 and 2004, the airport served 479,574, 514,587 and 563,511 passengers, respectively. Because the airport's passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport's most important point of origin and destination is Mexico City.

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

Huatulco International Airport

         Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico's Pacific coast. Huatulco has a population of approximately 14,000. Huatulco was developed as a tourist resort in the late 1980s. The airport served 268,354, 259,386 and 270,757 passengers in 2002, 2003 and 2004, respectively, most of which were domestic. The substantial majority of the airport's passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic. The airport's most important points of origin and destination are Mexico City, Monterrey and Oaxaca.

         The airport has one runway with a length of 2,700 meters (1.7 miles). The airport's main terminal has three remote positions. The airport has a general aviation building for small private airplanes with 8 positions.

Tapachula International Airport

         Tapachula International Airport serves the city of Tapachula, which has a population of approximately 199,000, and the state of Chiapas. In 2002, 2003 and 2004, the airport served 176,793, 184,750 and 193,573 passengers, respectively, substantially all of which were domestic. The airport's passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport's most important point of origin and destination is Mexico City.

         The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one main terminal with three remote boarding positions. The airport also has a general aviation building for small private aircraft with 24 boarding positions.

Minatitlan Airport

         Minatitlan Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlan. The metropolitan area comprised of these three cities has a population of approximately 541,000. In 2002, 2003 and 2004, the airport served 126,009, 130,900 and 126,497 passengers, respectively. In recent years, the airport's passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque. The airport's passengers are principally domestic business people drawn by the area's petrochemical and agriculture businesses. Because the airport's passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport's most important point of origin and destination is Mexico City.

         The airport has one runway with a length of 2,100 meters (1.3 miles). The airport's main terminal has three remote parking positions. The airport has a general aviation building for small private airplanes with 30 boarding positions.

Principal Air Traffic Customers

         As of December 31, 2004, 45 international airlines and 17 Mexican airlines operated flights at our nine airports (including airlines operating in the charter terminal in Cancun International Airport and airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline's aircraft, with both airlines booking passengers through the same code.

         Mexicana operates the most flights at our airports, with Aeromexico providing the second highest number of flights. The following chart sets forth total revenues from Mexicana and Aeromexico for 2002, 2003 and 2004 for passenger fees, airport and commercial services (including VIP lounges) and security.

                           Revenues from Principal Air Traffic Customers by Category of Service
                                                      (in thousands)

                                              Mexicana                                     Aeromexico
                           ---------------------------------------------   ----------------------------------------------
                                2002            2003            2004            2002            2003            2004
                           --------------  --------------  --------------  --------------  --------------  --------------
Passenger Fees             Ps. 140,596.8   Ps. 152,231.9   Ps. 163,898.9   Ps.  89,978.2   Ps.  86,411.9   Ps. 100,145.2

Airport and Commercial
Services (including VIP
lounges)                        31,759.5        26,196.2        26,461.9        25,370.2        12,695.7        22,402.8

Security                         3,006.4         3,089.8         3,129.2         1,876.3         3,089.8         1,919.4
                             ------------    ------------    ------------    ------------    ------------    ------------
Total                          175,362.7       181,517.9       193,490.0       117,224.7       102,197.4       124,467.4
                             ============    ============    ============    ============    ============    ============

         Airlines and other entities controlled by Cintra, S.A. de C.V., a holding company of the Mexican government, collectively accounted for approximately 26.7%, 22.6% and 19.5% of the revenues generated by our airports in 2002, 2003 and 2004, respectively. Aeromexico and Mexicana are both owned by Cintra, S.A. de C.V. The Mexican government directly owns approximately 10% of the capital stock of Cintra, S.A. de C.V., and approximately 36% of the capital stock of Cintra, S.A. de C.V. is owned by the Institution for the Protection of Bank Savings, a decentralized entity of the Mexican federal government. Cintra, S.A. de C.V. also controls several other airlines operating in our airports, including Aerocaribe, Aerocozumel, Aerolitoral, as well as the largest provider of baggage and ramp handling services at our airports, SEAT. After a period of study, the Mexican Congress has approved the separate privatization of several of these Cintra-controlled companies through a competitive bidding process. No date has yet been set for this sale process. The Institution for the Protection of Bank Savings is required by law to transfer all holdings, including its shares of Cintra, S.A. de C.V. and the Mexican government has announced that it intends to sell its shares of Cintra, S.A. de C.V. Further information regarding Cintra, S.A. de C.V.-controlled entities may be found in "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--Agreements with Entities Controlled by the Mexican Government."


         Among foreign airlines, American Airlines and Continental Airlines operate the greatest number of flights to and from our airports. In 2002, American Airlines and Continental Airlines accounted for 6.4% and 5.6%, respectively, of our revenues. In 2003, American Airlines and Continental Airlines accounted for 6.7% and 5.6%, respectively, of our revenues. In 2004, American Airlines and Continental Airlines accounted for 6.8% and 5.4%, respectively, of our total revenues.

         The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2002, 2003 and 2004:

                                Principal Air Traffic Customers

                                                                 Percentage of ASUR Revenues
                                                              --------------------------------
                                                                   Year ended December 31,
                                                              --------------------------------
                                                              2002          2003          2004
                                                              ----          ----          ----
Customer
Compania Mexicana de Aviacion, S.A. de C.V.* (Mexicana)..     13.0%         11.6%          9.6%
American Airlines........................................      6.4%          6.7%          6.8%
Aerovias de Mexico, S.A. de C.V. (Aeromexico)............      8.9%          6.5%          6.2%
Continental Airlines.....................................      5.6%          5.6%          5.4%
Aerovias Caribe, S.A. de C.V.* (Aerocaribe)..............      4.5%          4.1%          3.3%
Aviation Support S.A. de C.V.............................      4.0%          2.3%          2.0%
Aviacion Comercial Especializada S.A. de C.V.............      2.8%          4.1%          4.0%
Comercializadora de Productos en Aeropuertos.............      2.9%          3.8%           0%
Consorcio Aviacsa, S.A. de C.V...........................      3.5%          3.1%          3.6%
Lineas Aereas Allegro, S.A. de C.V. .....................      3.5%          2.4%           0%
Air Routing International Corporation....................      2.7%          2.2%           0%
American Trans Air.......................................      2.5%          2.0%          1.3%
Petroservicios de Mexico, S.A. de C.V....................      1.1%          2.0%          2.5%
  Other..................................................     38.6%         43.6%         55.3%
  Total..................................................    100.0%        100.0%         100%
                                                             ------        ------         ----
-----------
*Denotes airline controlled by the Mexican holding company Cintra, S.A. de C.V.

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

Competition

         Since our business is substantially dependent on international tourists, our principal competition is from competing tourist destinations. We believe that the main competitors to Cancun are vacation destinations in Mexico, such as Acapulco, Puerto Vallarta and Los Cabos, and elsewhere such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean island and Central American resorts. In March 2000, a new airport opened in Chichen Itza. This airport is operated by the former operator of the charter terminal in Cancun International Airport. In addition, in October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek a concession from the Mexican federal government to build and operate a new airport in the Mayan Riviera region of the state. ASUR has no further details on the construction or projected opening of the airport and is unable to predict the effect that it may have on ASUR's passenger traffic or operating results if the project is successfully carried out.

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

o    Mexican Civil Aviation Law, enacted May 12, 1995,

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

Classification of Services Provided at Airports

         The Mexican Airport Law and the Mexican Airport Law regulations classify the services that may be rendered at an airport into the following three categories:

o Airport Services. Airport services may be rendered only by the holder of a concession or a third party that has entered into an agreement with the concession holder to provide such services. These services include: --the use of airport runways, taxiways and aprons for landing, aircraft parking and departure, --the use of hangars, passenger walkways, transport buses and automobile parking facilities, --the provision of airport security services, rescue and firefighting services, ground traffic control, lighting and visual aids, --the general use of terminal space and other infrastructure by aircraft, passengers and cargo, and --the provision of access to an airport to third parties providing complementary services (as defined in the Mexican Airport Law) and third parties providing permanent ground transport services (such as taxis).

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

                                             Committed Investments

                                                      Year ended December 31,
                     ----------------------------------------------------------------------------------------
                          2004           2005           2006           2007           2008          Total
                     -------------  -------------  -------------  -------------  -------------  -------------
                                                      (thousands of pesos(1))
Cancun............   Ps.  242,922   Ps.  449,521   Ps.   99,655   Ps.  200,756   Ps.  105,918   Ps. 1,098,772
Merida............          8,177         49,611         15,317         17,867         14,979         105,951
Cozumel...........          8,210         17,947            754          5,882         33,010          65,803
Villahermosa......         18,897         50,099         25,945         20,976          2,064         117,981
Oaxaca............          5,079          5,167          3,120          4,530          5,794          23,690
Veracruz..........         18,518         21,719            885          1,990         14,126          57,238
Huatulco..........         14,569          5,174          5,677          8,884          3,783          38,087
Tapachula.........         14,621         21,038         13,622         12,322          1,331          62,934
Minatitlan........         34,775         46,486          3,982          6,940         11,371         103,554
                           ------         ------          -----          -----         ------         -------
  Total...........   Ps.  365,768   Ps.  666,762   Ps.  168,957   Ps.  280,147   Ps.  192,376   Ps. 1,674,010
                     ============   ============   ============   ============   ============   =============
-----------
(1)  Expressed in adjusted pesos as of December 31, 2004 based on the Mexican construction price index in accordance with the terms of our master development plan.


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

         All other sources of revenues at our airports are not regulated. Approximately 86.1%, 84.0%, and 78.8% of our revenues in 2002, 2003 and 2004, respectively, were derived from regulated sources of revenue.

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

                                                         Maximum Rates(1)(2)
                                                       Year ended December 31,
                              ------------------------------------------------------------------------
                                  2004            2005           2006           2007           2008
                              ------------   ------------   ------------   ------------   ------------
Cancun....................    Ps.   114.20   Ps.   113.34   Ps    112.49   Ps.   111.64   Ps.   110.80
Merida....................           86.06          85.42          84.78          84.15          83.52
Cozumel...................          122.53         121.61         120.69         119.78         118.89
Villahermosa..............           99.71          98.95          98.22          97.48          96.75
Oaxaca....................          105.13         104.33         103.55         102.77         102.01
Veracruz..................           89.30          88.62          87.95          87.30          86.64
Huatulco..................          101.00         100.25          88.02          98.75          98.01
Tapachula.................          125.60         124.66         123.73         122.80         121.88
Minatitlan................          107.05         106.25         105.45         104.66         103.88

-----------
(1)  Expressed in adjusted pesos as of December 31, 2004 based on the Mexican producer price index (excluding petroleum).

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

         Our concessions provide that each airport's maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the five-year period ending December 31, 2008, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.75%.

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

         To the extent that such aggregate revenues per work load unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On December 31, 2004, the daily minimum wage in Mexico City was Ps. 45.24. As a result, the maximum penalty at such date could have been Ps. 2.26 million (U.S.$202,879). In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances which might lead to a revocation of a concession may be found below at "Penalties and Termination and Revocation of Concessions and Concession Assets."

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

Penalties and Termination and Revocation of Concessions and Concession Assets

         The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession. On December 31, 2004, the daily minimum wage in Mexico City was Ps.45.24. As a result, the maximum penalty at such date could have been Ps.18.09 million (U.S.$1.62 million).

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

Grants of new concessions

         The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities. In addition, the government may grant concessions without a public bidding process to the following entities:

            o Parties who hold permits to operate civil aerodromes and intend to transform the aerodrome into an airport so long as (i) the proposed change is consistent with the national airport development programs and policies, (ii) the civil aerodrome has been in continuous operation for the previous 5 years and (iii) the permit holder complies with all requirements of the concession;

            o Current concession holders when necessary to meet increased demand so long as (i) a new airport is necessary to increase existing capacity, (ii) the operation of both airports by a single concession holder is more efficient than other options, and (iii) the concession holder complies with all requirements of the concession;

            o Current concession holders when it is in the public interest for their airport to be relocated;

            o   Entities in the federal public administration; and

            o Commercial entities in which local or municipal governments have an equity interest if the entities' corporate purpose is to manage, operate, develop and /or construct airports.

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

         The Procuraduria Federal de Proteccion Ambiental (PROFEPA) has issued "clean industry" certificates for all of our airports. These certificates certify compliance with applicable Mexican environmental law regulations. We are in compliance with the requirement to renew these certificates every two years.

                            ORGANIZATIONAL STRUCTURE

         The following table sets forth our consolidated subsidiaries as of December 31, 2004, including our direct and indirect ownership interest in each:

Subsidiary                                                    Ownership Interest
----------                                                    ------------------
Aeropuerto de Cancun, S.A. de C.V.                               99.99%
Aeropuerto de Cozumel, S.A. de C.V. (1)                          99.99%
Aeropuerto de Merida, S.A. de C.V.                               99.99%
Aeropuerto de Huatulco, S.A. de C.V. (2)                         99.99%
Aeropuerto de Oaxaca, S.A. de C.V.                               99.99%
Aeropuerto de Veracruz, S.A. de C.V. (3)                         99.99%
Aeropuerto de Villahermosa, S.A. de C.V.                         99.99%
Aeropuerto de Tapachula, S.A. de C.V. (4)                        99.99%
Aeropuerto de Minatitlan, S.A. de C.V. (5)                       99.99%
Servicios Aeroportuarios del Sureste, S.A. de C.V.               99.99%

(1) As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has a 18.1% equity participation in this airport.
(2) As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has a 24.2% equity participation in this airport.
(3) As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has a 8.9% equity participation in this airport.
(4) As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has a 29.9% equity participation in this airport.
(5) As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has a 30.0% equity participation in this airport.


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

         Our corporate headquarters are located in Mexico City, and total 742.64 square meters. We also rent two warehouses totaling 128 square meters located in Mexico City for storage.

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

Passenger Traffic Volume and Composition

         A substantial majority of the revenues generated from our nine airports have been earned from aeronautical services. For example, in 2002, 2003 and 2004, 80.7%, 78.8% and 75.0% respectively, of our revenues were derived from aeronautical services and the remainder of our revenues was derived from non-aeronautical services.

         Our principal source of revenues is passenger charges, which are charges collected from airlines for each passenger (other than diplomats, infants and transfer and transit passengers) departing from the airport terminals that we operate. In 2002, 2003 and 2004, passenger charges represented 73.9%, 77.2 % and 80.5% of our aeronautical services revenues and 59.6%, 60.8% and 60.3% respectively, of our consolidated revenues. As a result, the principal factor affecting our results of operations is the number of passengers using our airports.

         In recent years, the aggregate passenger traffic volume in our airports has been divided between domestic and international passengers at fairly constant levels. In 2002, 2003 and 2004, for example, approximately 58.3%, 58.5% and 61.6%, respectively, of the passengers using our airports were international and the remaining were domestic. During 2002, 2003 and 2004, 37.4%, 39.7% and 42.1% of our total revenues were derived from passenger charges collected from international passengers.

         Of the international passengers traveling through our airports, a majority historically has traveled on flights originating in or departing to the United States. In 2002, 2003 and 2004, for example, approximately 40.4%, 40.4% and 42.7% of the total passengers and approximately 69.2%, 69.1% and 69.4%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. Accordingly, our results of operations are substantially influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. In addition, of the domestic passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to Mexico City. In 2002, 2003 and 2004, for example, approximately 79.3%, 78.1% and 83.5%, respectively, of the domestic passengers in our airports arrives or departed on flights originating in or departing to Mexico City. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

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

         Revenues from our airports are subject to a "dual-till" price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of our revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services are regulated by the Ministry of Communications and Transportation. The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per work load unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined for each year through December 31, 2008. In 2002, 2003 and 2004, approximately 86.1%, 84.0% and 78.8%, respectively, of our total revenues and approximately 28.2%, 24.8% and 15.2%, respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues. Revenues from our leasing of space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) are currently not regulated under this price regulation system.

         Our regulated revenues at each airport are subject to a maximum rate at that airport which is established by the Ministry of Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, at year end we have historically taken measures to ensure that the maximum rates are not exceeded, including reducing prices during the latter part of the year and issuing rebates or discounts to customers as price adjustments. These price adjustments or rebates constitute a reduction of the selling prices (i.e., the amounts originally billed to the customers for services rendered), and, therefore, are characterized as a reduction of the related revenues recognized during the year, both for Mexican and US GAAP purposes. All discounts and rebates are issued and recorded in the same year as the service is provided. In 2002, 2003 and 2004, we did not issue rebates in significant amounts.

         The following table sets forth our revenues for the years ended December 31, 2002, 2003 and 2004, based on the categories of services established under the Mexican Airport Law.

                                                                   Year ended December 31,
                                       -----------------------------------------------------------------------------
                                                 2002                      2003                       2004
                                       -----------------------   ------------------------    -----------------------
                                                          (thousands of pesos, except percentages)

                                           Amount      Percent       Amount      Percent         Amount      Percent
                                       -------------  ---------   ------------- ---------    -------------  ---------
Regulated Revenues:

  Airport Services(1)................  Ps.  1,168,918   86.1%    Ps.  1,296,505    84.0%     Ps.  1,556,585   78.8%
Non-regulated Revenues:
   Access fees from non-permanent
   ground transportation............            2,461    0.2%             5,403     0.4%              7,846    0.4%
   Car parking and related
   access fees......................           16,657    1.2%            21,436     1.4%             25,734    1.3%
   Other fees.......................            1,912    0.1%             1,853     0.1%              3,139    0.2%
   Complementary Services(1)........                0    0.0%                 0     0.0%                  0    0.0%
   Commercial Services..............          159,887   11.8%           211,114    13.7%            369,403   18.7%
   Other Services...................            7,057    0.5%             6,451     0.4%             13,269    0.7%
   Total.............................  Ps.  1,356,892    100%    Ps.  1,542,762   100.0%     Ps.  1,975,976    100%
                                       ==============  ======    ==============   ======     ==============   =====
-------------------
(1)       Access fees charged to third parties providing complementary services in our airports are recorded under regulated airport services.

Taxation Treatment

         Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets (including, in our case, our concessions), less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries)). If, in any year, the asset tax liability exceeds the income tax liability, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded the asset tax in the three preceding years. In 2002, 2003 and 2004, we and each of our subsidiaries paid an aggregate of Ps. 163.7 million, Ps. 158.0 million and Ps. 156.2 million, respectively, in asset taxes.

         As a result of changes in the Mexican income tax law, the latest of which became effective on January 1, 2005, the income tax rate was 33% in 2004 and is scheduled to decrease to 30% for 2005, 29% for 2006 and 28% thereafter are applied to the result. As a result of this change in tax rates, we reversed a portion of our provision for deferred tax liabilities and recorded Ps. 113.82 million as income in 2004. In addition, we amortize our investment in our concessions for tax purposes at rates that range from 6% to 10% per year, and we expect this accelerated depreciation to reduce our current income tax payments. As permitted under Mexican tax law, for the 2004 tax year we elected to increase the rate at which we depreciate our investment in Aeropuerto de Cancun, S.A. de C.V. from 10% to 15% for tax purposes. Because we are required under Mexican GAAP to amortize our investment in our concession over a longer period for financial reporting purposes, we will continue to record a deferred tax liability and provision in our financial statements with respect to the difference between the amount of amortization for tax and financial reporting purposes.

         On January 1, 2000, we became subject to the mandatory employee statutory profit sharing regime established under the Mexican federal labor law. Under this regime, 10% of each unconsolidated company's annual profits (as calculated for tax purposes) must be distributed among its employees (excluding the chief executive officer). We were not required to pay employee statutory profit sharing in 2002, 2003 and 2004 because we generated tax losses in those years. In May 2005, the Mexican Supreme Court issued an opinion stating that calculations of employee statutory profit sharing should not include tax losses from prior years. We are currently unable to predict the impact of this opinion on us in the future.

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


                                                        Year ended December 31,
                                                        -----------------------
                                                        2002     2003     2004
                                                        ----     ----     ----
Depreciation (appreciation) of the Mexican Peso as      13.8%     7.6%    (0.7)%
  compared to the U.S. dollar(1)....................
Mexican inflation rate(2)...........................     5.7%     4.0%     5.2%
U.S. inflation rate(3)..............................     2.4%     1.9%     3.3%
Increase in Mexican gross domestic product(4).......     0.9%     1.3%     4.4%

-----------
(1) Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 10.4393 per U.S. dollar as of as of December 31, 2002, Ps. 11.2372 per U.S. dollar as of December 31, 2003 and
     11.1495 pesos per U.S. dollar as of December 31, 2004.
(2) Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was: 102.904 in 2002, 106.996 in 2003 and 112.554 in
     2004.
(3)  As reported by the U.S. Department of Labor, Bureau of Statistics.
(4) In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI).


         The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

o Depreciation and amortization expense. We restate our non-monetary foreign assets to give effect to inflation. The restatement of these assets in periods of high inflation increases the carrying value of these assets in pesos, which in turn increases the related depreciation expense and risk of impairments.

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

o Comprehensive financing cost. As required by Mexican GAAP, our comprehensive financing cost reflects gains or losses from foreign exchange and gains or losses from monetary position and, as a result is impacted by both inflation and depreciation.

o Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 60-115 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Because we generally are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports that could lead to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

Revenues from Aeronautical Services and Non-aeronautical Services

         The following table sets forth our revenues from aeronautical services and non-aeronautical services for the periods presented:

                                       Revenues

                                                                  Year Ended December 31,
                                                       --------------------------------------------
                                                           2002            2003            2004
                                                       ------------    ------------    ------------
                                                                    (millions of pesos)
Aeronautical Services:
  Passenger charges................................... Ps.    809.4    Ps.    938.1    Ps.   1,192.0
  Landing charges.....................................        109.9           105.1            113.0
  Aircraft parking charges............................        130.8           131.9            130.6
  Airport security charges............................         17.9            18.9             22.0
  Passenger walkway charges...........................         27.2            21.4             23.7
    Total.............................................      1,095.2         1,215.4          1,481.3
Non-aeronautical Services:
  Leasing of space....................................         88.8            99.7             88.8
  Access fees from catering...........................         11.6            12.0             11.4
  Access fees from ground transport...................         24.9            34.5             42.7
  Other access fees...................................        126.5           171.6            332.6
  Other...............................................          9.7             9.6             19.2
    Total.............................................        261.5           327.4            494.7
      Total Revenues:................................. Ps.  1,356.7    Ps.  1,542.8    Ps.   1,976.0

Other Information:
Total workload units(1)...............................         11.4            12.6             14.3
Total aeronautical revenue per workload unit..........         96.1            96.5            103.6
Change in aeronautical revenue(2).....................      (4.18%)           11.0%            21.9%
Change in total aeronautical revenue per workload
unit(2)...............................................      (1.64%)           0.42%            7.36%

---------
(1)  In millions. Under regulations applicable to our aeronautical revenues, a workload unit is equivalent to one passenger or 100 kilograms (220 pounds)
     of cargo.
(2)  As compared to the previous year.


Operating Results by Airport

         The following table sets forth our results of operations for the periods presented.

                                                             Year Ended December 31,
                                              ----------------------------------------------------
                                                   2002               2003               2004
                                              --------------     --------------     --------------
                                                            Airport Operating Results
                                              ----------------------------------------------------
                                                                (millions of pesos)
Cancun:
   Revenues:
   Aeronautical services..................... Ps.      796.1    Ps.      901.9      Ps.     1,119.3
   Non-aeronautical services.................          184.1             233.7                391.1
     Total revenues..........................          980.2           1,135.6              1,510.4
  Operating income...........................          417.0             501.3                792.0
Merida:
   Revenues:
   Aeronautical services.....................           77.4              79.1                 85.2
   Non-aeronautical services.................           25.4              28.9                 32.0
     Total revenues..........................          102.8             108.0                117.2
  Operating income    ......................             9.0              11.2                 14.3
Cozumel:
   Revenues:
   Aeronautical services.....................           40.9              41.7                 60.7
   Non-aeronautical services.................           13.1              14.8                 18.2
     Total revenues..........................           54.0              56.5                 78.9
  Operating (loss) income....................           (5.1)             (2.6)                14.4
Villahermosa:
  Revenues:
Aeronautical Services.......................            44.4              53.5                 60.2
Non Aeronautical Services...................            11.6              16.0                 17.2
  Total revenues.............................           56.0              69.5                 77.4
Operating income ............................            7.6              17.0                 19.8
Other:(1)
   Revenues:
   Aeronautical services.....................          136.3             139.2                155.9
   Non-aeronautical services.................           27.6              33.8                 36.2
     Total revenues..........................          163.9             172.8                192.1
  Operating loss.............................          (40.0)              1.1                 (2.9)
Total:
   Revenues:
   Aeronautical services.....................        1,095.1           1,215.4              1,481.3
   Non-aeronautical services.................          261.8             327.2                494.7
     Total revenues..........................        1,356.9           1,542.6              1,976.0
  Operating income...........................          388.5             527.9                837.6

-----------
(1)       Reflects the results of operations of our parent holding company, our airports located in Veracruz, Minatitlan, Oaxaca, Huatulco,
          Villahermosa and Tapachula and consolidation adjustments.

Summary Historical Results of Operations

         The following table sets forth our consolidated results of operations for the periods presented.

                                                                     Consolidated Operating Results
                                                    ----------------------------------------------------------
                                                                        Year Ended December 31,
                                                    ----------------------------------------------------------
                                                          2002                 2003                  2004
                                                    ----------------     ----------------     ----------------
                                                                          (thousands of pesos)

Revenues:
Aeronautical services.............................. Ps.  1,095,247       Ps.  1,215,423        Ps.  1,481,254
Non-aeronautical services..........................        261,645              327,339               494,722
  Total revenues...................................      1,356,892            1,542,762             1,975,976
Operating Expenses:
  Cost of services.................................       (376,160)            (388,924)             (467,345)
  General and administrative expenses..............       (117,016)            (127,292)             (105,756)
  Technical assistance(1)..........................        (40,933)             (48,519)              (66,956)
  Concession fee(2)................................        (67,805)             (77,110)              (98,762)
  Depreciation and amortization....................       (366,511)            (373,033)             (399,547)
      Total operating expenses.....................       (968,425)          (1,014,878)           (1,138,366)
  Operating income.................................        388,467              527,884               837,610
Comprehensive Financing Cost:
  Interest income, net.............................         51,179               56,052                45,446
  Exchange (losses) gains, net.....................         13,076                5,942                (6,954)
  Loss from monetary position......................        (34,539)             (36,524)              (67,198)
      Net comprehensive financing (cost) income....         29,716               25,470               (28,706)
  Income before taxes, employees' statutory profit
    sharing and extraordinary items................        418,183              553,354               808,904
  Provision for income taxes and employees'
    statutory profit sharing.......................       (168,123)            (243,975)             (184,198)
  Extraordinary items..............................         (9,126)             (18,850)              (17,714)
  Net income.......................................        240,934              290,529               606,992
Other Operating Data (Unaudited):
  Operating margin(3)..............................          28.6%                34.2%                 42.4%
  Net margin(4)....................................          17.8%                18.8%                 30.7%

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

Results of operations for the year ended December 31, 2004 compared to the year ended December 31, 2003

Revenues

         Total revenues for 2004 were Ps. 1,976.0 million, 28.1% higher than the Ps. 1,542.8 million recorded in 2003. The increase in total revenues resulted primarily from a 20.0% increase in international passenger traffic volume.

         Our revenues from aeronautical services, net of rebates, increased 21.9% to Ps. 1,481.3 million in 2004 from Ps. 1,215.4 million in 2003, primarily as a result of the 20.0% increase in international passengers. Revenues from passenger charges increased 27.2% to Ps. 1,192.0 million in 2004 (80.5% of our aeronautical revenues during the period) from Ps. 938.1 million in 2003 (77.2% of our aeronautical revenues during the period).

         Revenues from non-aeronautical services increased 51.1% to Ps. 494.7 million in 2004 from Ps. 327.4 million in 2003, principally due to a 69.4% increase in commercial revenues. The increase in commercial revenues was mainly due to an increase in other access fees, which increased 93.9% to Ps. 332.6 million in 2004 (representing 67.2% of our non-aeronautical services during the period) from Ps. 171.6 million in 2003. This increase was primarily the result of growth in our international passenger traffic volume and duty-free revenues, new commercial services in our airports (including new restaurants, stores and bars) and revenues from our direct operation in 2004 of a restaurant, snack bar and three convenience stores previously operated by concessionaires.

         Our revenues from regulated sources in 2004 were Ps. 1,556.6 million, a 20.1% increase compared to Ps. 1,296.5 million in 2003, mainly due to the increase in revenue from passenger charges. During 2004, Ps. 419.4 million of our revenues were from non-regulated sources, a 70.3% increase from the Ps.
246.3 million of revenues from non-regulated sources in 2003. This increase was primarily due to the increase in commercial revenues.

Operating Expenses and Operating Income

         Total operating expenses were Ps. 1,138.4 million in 2004, a 12.2% increase from the Ps. 1,014.9 million recorded in 2003, primarily as a result of a 21.6% increase in cost of services, a 38.0% increase in technical assistance fees and a 28.1% increase in concession fees, all due primarily to the increase in overall revenues. These sources of increased costs were partially offset by a 16.9% decrease in administrative expenses. As a percentage of total revenues, operating expenses decreased to 57.6% of total revenues in 2004 from 65.8% of total revenues in 2003.

         Cost of services increased 20.2% to Ps. 467.3 million in 2004 from Ps.
388.9 million in 2003. The increase was principally due to increases the costs related to our direct commercial operation of a restaurant, a snack bar and three convenience stores previously operated by a former concessionaire, and an increase in maintenance and payroll expenses resulting from the relocation of personnel from our corporate headquarters to the airport level, principally at the Cancun airport, which shifted costs from general and administrative expenses to costs of services.

         General and administrative expenses decreased 16.9% to Ps. 105.8.million in 2004 from Ps. 127.3 million in 2003. This decrease was primarily attributable to the relocation of personnel to the airports as discussed above.

         Technical assistance fees increased by 38.0% to Ps. 67.0 million in 2004 from Ps. 48.5 million in 2003, and concession fees increased by 28.1% to Ps. 98.8 million in 2004 from Ps. 48.5 million in 2003. Technical assistance fees increased in 2004 due to our improved operating results. The 28.1% increase in concession fees was primarily the result of the increase in overall revenues.

         Depreciation and amortization costs increased by 7.1% to Ps. 399.5 million in 2004 from Ps. 373.0 million in 2003. This increase was principally due to the capitalization of investments in fixed assets, improvements made to concession assets and capitalization of U.S.$7.0 million paid to concessionaires for terminating leases of a restaurant, snack bar and three convenience stores previously operated by a former concessionaire that we now directly operate.

         Operating income increased 58.7% to Ps. 837.6 million in 2004 from Ps.
527.9 million in 2003. This increase in operating income was primarily a result of a 28.1% increase in total revenues.

         Operating income for Cancun International Airport increased by 50.6% to Ps. 796.5 million in 2004 from Ps. 528.9 million in 2003. Our eight other airports, on an aggregate basis, reported operating income of Ps. 31.3 million in 2004 compared to operating income of Ps. 2.5 million in 2003. During 2004, revenues and passenger traffic volume in those eight airports increased 14.4% and 10.9%, respectively, from 2003. The increase in revenues resulted from increased passenger traffic at these airports. The differences in operating results principally reflected differences in the maximum rates at each airport.

Comprehensive Financing Result

         Our net comprehensive financing result changed to an expense of Ps.
28.7 million in 2004 as compared to income of Ps. 25.5 million in 2003, primarily due to a higher loss on monetary position in 2004 (reflecting our higher cash balances) and lower net interest income (reflecting lower average interest rates in 2004).

Income Taxes, Employees' Statutory Profit Sharing and Asset Tax

         Our provision for income taxes and employees' statutory profit sharing (all of which represented deferred income taxes and deferred employees' statutory profit sharing) decreased by 24.5% to Ps. 184.2 million in 2004 from Ps. 244.0 million in 2003, primarily due to the Ps. 113.8 million tax benefit resulting from the reduction in income tax rates discussed above.

Net Income

         Net income more than doubled from Ps. 290.5 million in 2003 to Ps.
607.0 million in 2004, due to increases in revenues and the cost control measures discussed above.

Results of operations for the year ended December 31, 2003 compared to the year ended December 31, 2002

Revenues

         Total revenues for 2003 were Ps. 1,542.8 million, 13.7% higher than the Ps. 1,357.0 million recorded in 2002. The increase in total revenues resulted primarily from an 11.21% increase in international passenger traffic.

         Our revenues from aeronautical services, net of rebates, increased 11.0% to Ps. 1,215.4 million in 2003 from Ps. 1,095.2 million in 2002, primarily as a result of the increase in international passengers. Revenues from passenger charges increased 16.0% to Ps. 938.1 million in 2003 (77.2% of our aeronautical revenues during the period) from Ps. 809.4 million in 2002 (73.9% of our aeronautical revenues during the period). Other access fees increased 35.5% to Ps. 171.6 million in 2003 (52.4% of our non-aeronautical services during the period) from Ps. 126.5 million in 2002.

         Revenues from non-aeronautical services increased 25.1% to Ps. 327.4 million in 2003 from Ps. 261.5 million in 2002, principally due to the improvement in commercial revenues. The increase in commercial revenues was mainly due to an increase in international passengers, new commercial services in all of our airports, including new restaurants, stores and bars, and our addition of rented office space in the Cancun airport.

         Our revenues from regulated sources in 2003 were Ps. 1,296.5 million, a 10.9% increase compared to Ps. 1,168.9 million in 2002, mainly due to the increase in passenger charges. During 2003, Ps. 246.3 million of our revenues were from non-regulated sources, 31.0% more than the Ps. 88.0 million of revenues from non-regulated sources in 2002. This increase was primarily due to increased revenues from parking lots and related access fees and commercial services.

Operating Expenses and Operating Income

         Total operating expenses were Ps. 1,014.9 million in 2003, a 4.8% increase from the Ps. 968.4 million recorded as operating expenses in 2002, primarily as a result of a 13.6% increase in administrative expenses, an 18.5% increase in technical assistance fees and a 13.7% increase in concession fees, all due primarily to the increase in overall revenues. As a percentage of total revenues, operating expenses decreased to 65.8% of total revenues in 2003 from 71.4% of total revenues in 2002. The decrease in total operating expenses as a percentage of total revenues resulted primarily from the increase in overall revenues.

         Cost of services increased 3.4% to Ps. 388.9 million in 2003 from Ps.
376.2 million in 2002. The increase was principally due to increases in insurance and maintenance costs.

         General and administrative expenses increased 8.8% to Ps. 127.3 million in 2003 from Ps. 117.0 million in 2002. This increase was primarily attributable to a 10.9% average wage increase granted to non-unionized employees during the third quarter of 2003. The increase in administrative expenses also reflected the preparation and presentation of the investment projects for the Cancun airport and the development, design and preparation of the 2004-2008 Master Development Plan.

         Technical assistance fees increased by 18.5% to Ps. 48.5 million in 2003 from Ps. 40.9 million in 2002, and concession fees increased by 13.7% to Ps. 77.1 million in 2003 from Ps. 67.8 million in 2002. Technical assistance fees increased in 2003 due to our improved profitability. The increase in concession fees was primarily the result of the increase in overall revenues.

         Depreciation and amortization costs increased by 1.8% to Ps. 373.0 million in 2003 from Ps. 366.5 million in 2002. This increase was principally due to additional depreciation in 2003 that resulted from the capitalization of Ps. 289.9 million in fixed assets and improvements we made in December 2002 to our concession assets, principally in the Cancun airport.

         Operating income increased 35.9% to Ps. 527.9 million in 2003 from Ps.
388.5 million in 2002. This increase in operating income was primarily a result of the 13.7% increase in total revenues and the effectiveness of our cost controls discussed above.

         Operating income for Cancun International Airport increased by 26.8% to Ps. 528.9 million in 2003 from Ps. 417.0 million in 2002. Our eight other airports, on an aggregate basis, had an operating loss of Ps. 2.5 million in 2003 compared to an operating loss of Ps. 19.5 million in 2002. During 2003, revenues and passenger traffic volume in those eight airports increased 8.0% and 6.9%, respectively, from 2002.

Comprehensive Financing Result

         Our net comprehensive financing result decreased 14.3% to income of Ps.
25.5 million in 2003 as compared to income of Ps. 29.7 million in 2002, primarily due to a reduction in our net foreign exchange gain resulting primarily from the depreciation of the Peso against the U.S. Dollar by 7.6% in 2003.

Income Taxes, Employees' Statutory Profit Sharing and Asset Tax

         Provision for income taxes and employees' statutory profit sharing (all of which represented deferred income taxes and deferred employees' statutory profit sharing) increased by 45.1% to Ps. 244.0 million in 2003 from Ps. 168.1 million in 2002, primarily due to increases in deferred income taxes and higher asset taxes resulting from a higher asset tax base due to new construction in 2003.

Net Income

         Net income increased 20.6% from Ps. 240.9 million in 2002 to Ps. 290.5 million in 2003, due to increases in revenues and the cost control measures discussed above.

Liquidity and Capital Resources

         Historically, our operations have been funded through cash flow from operations. The cash flow generated from our operations has generally been used to fund operating expenses and capital expenditures, and to increase our cash balances. In addition, in 2004 and 2003 we used Ps. 176.7 million and Ps. 164.1 million, respectively, for the payment of dividends. At December 31, 2004, we had Ps. 1,163.3 million in cash and marketable securities.

         In 2004, we generated Ps. 1,222.8 million in resources from operating activities. Our resources used in financing activities were Ps. 217.2 million, as a result of payment of dividends of Ps. 176.7 million and Ps. 64.6 million of tax on dividends paid, partially offset by recovered income tax on dividends paid in previous years. Our resources used in investing activities in 2004 were Ps. 489.6 million for purchases of machinery, furniture and equipment principally for the Cancun, Huatulco and Veracruz airports.

         In 2003, we generated Ps. 690.7 million in resources from operating activities. Our resources used in financing activities were Ps. 135.0 million, reflecting payment of dividends of Ps. 164.1 million and Ps. 84.5 million of tax on dividends paid, partially offset by recovered income tax on dividends paid in previous years. Our resources used in investing activities in 2003 were Ps.
351.8 million for purchases of machinery, furniture and equipment principally for the Cancun, Huatulco and Veracruz airports and the termination fee paid to a former concessionaire in the Cancun airport in connection with the early termination of their lease agreement as discussed above.

         In 2002, we generated Ps. 613.8 million in resources from operating activities. Our resources used in financing activities were Ps. 796.4 million, reflecting the payment of Ps. 513.3 million of dividends in the second quarter of 2002 and Ps. 283.1 million of tax on dividends paid, and our resources used in investing activities were Ps. 289.9 million in 2002 for the acquisition of machinery, furniture and equipment principally for the Cancun, Cozumel and Merida airports.

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

                                            Committed Investments


                                                    Year ended December 31,
                      -------------------------------------------------------------------------------------
                          2004          2005          2006          2007          2008           Total
                      ------------  ------------  ------------  ------------  ------------   --------------
                                                   (thousands of pesos)(1))
Cancun............    Ps.  242,922  Ps.  449,521  Ps.   99,655  Ps.  200,756  Ps.  105,918   Ps.  1,098,772
Merida............           8,177        49,611        15,317        17,867        14,979          105,951
Cozumel...........           8,210        17,947           754         5,882        33,010           65,803
Villahermosa......          18,897        50,099        25,945        20,976         2,064          117,981
Oaxaca............           5,079         5,167         3,120         4,530         5,794           23,690
Veracruz..........          18,518        21,719           885         1,990        14,126           57,238
Huatulco..........          14,569         5,174         5,677         8,884         3,783           38,087
Tapachula.........          14,621        21,038        13,622        12,322         1,331           62,934
Minatitlan........          34,775        46,486         3,982         6,940        11,371          103,554
     Total........    Ps.  365,768  Ps.  666,762  Ps.  168,957  Ps.  280,147  Ps.  192,376   Ps.  1,674,010

-----------
(1) Expressed in constant pesos with purchasing power as of December 31, 2004 based on the Mexican construction price index in accordance with the terms of our master development plan.

         The following table sets forth our historical investments in the periods indicated.

                                   Investments

  Year ended December 31,                             (thousands of pesos)(1)
  -----------------------                             -----------------------

2000...........................................               Ps.   255,199
2001...........................................                     396,932
2002...........................................                     289,919
2003...........................................                     351,830
2004...........................................                     411,954

----------
(1) Expressed in constant pesos with purchasing power as of December 31, 2004.

         We expect to fund our operations and capital expenditures in the short-term and long-term through cash flow from operations. We may also incur indebtedness from time to time.

Critical Accounting Policies

         The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses generated during the reporting period. There can be no assurance that actual results will not differ from those estimates and assumptions. The impact and any associated risks related to such policies on our business operations are addressed where such policies affect our reported and expected financial results throughout our discussion of our results of operations. Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment. Our most critical accounting policies are described briefly below. For a detailed discussion of the application of these and other accounting policies, see notes 2 and 15 of our financial statements.

Revenue Recognition

         Our regulated revenues are subject to a maximum chargeable rate at each airport established by the Ministry of Communications and Transportation. To avoid exceeding our maximum rates at year end, we may be required to take actions, including reducing prices during the latter part of the year or issuing rebates or discounts to customers. These actions are recorded against revenues. If we exceed the maximum rate at any of our airports at the end of the year, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for exceeding an airport's maximum rate can also result in termination of the concession if the maximum rate has been exceeded and sanctions have been imposed three times. In the event that any one of our concessions is terminated, our other concessions may also be terminated. We therefore closely monitor our revenues and take action when necessary to ensure that we do not exceed the maximum rates we are permitted to charge.

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

Valuation of Rights to Use Airport Facilities and Airport Concessions

         We periodically review the carrying value of our rights to use airport facilities and airport concessions. This review is based upon our projections of anticipated future cash flows over the life of the asset or our concessions, as appropriate. Since our airport concessions expire in 2048, significant management judgment is required in estimating these future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations including assumptions concerning passenger traffic, increases or decreases in rates and inflation and operating costs. Further, in analyzing the carrying value of our airport concessions, we compare the aggregate carrying value of all nine of our airport concessions to the net cash flows derived from all of the airports, as we are not permitted to dispose of or cease operating any individual airport. The aggregate net cash flows from all of our airports exceeds the carrying value of the airport concessions. Accordingly, because we analyze our valuation estimates on an aggregate level, we have not recognized any impairment loss in the carrying value of an individual airport concession where the carrying value of the individual airport concession exceeds the net cash flows of that airport.

Deferred Income Tax, Employees' Statutory Profit Sharing and Asset Tax

         Our income tax expense, employees' statutory profit sharing and asset tax is comprised of current expenses and deferred expenses. Deferred income tax represents future receivables or payables resulting from the temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our airport concessions, rights to use airport facilities, and from non-balance sheet items such as tax loss carry-forwards and credits. Deferred employees' statutory profit sharing is calculated in a similar manner. These temporary differences and tax loss carry-forwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding difference between the beginning and year-end balances of the recognized deferred tax assets and liabilities is recorded in earnings. Asset tax is a minimum tax that is calculated as 1.8% of the average tax value of virtually all of our assets less the average tax value of certain liabilities. In 2004, we were subject to the asset tax, which can be credited against future taxable income for a period of ten years. A company may credit the asset tax against taxable income when it generates taxable income. Deferred tax assets, deferred employees' statutory profit sharing assets and recoverable asset tax are not subject to valuation allowances if we estimate that there is a high probability that the assets will be realized. We have analyzed each airport on an individual basis and have recognized valuation allowances against deferred tax assets, deferred employees' statutory profit sharing and recoverable asset tax for some of our airport subsidiaries. We have not recognized valuation allowances against tax loss carry-forwards generated by our other airport subsidiaries because each is taxed on an individual basis and under current tax law these tax carry-forwards can be carried forward through the term of the airport concessions or a period of ten years. As our airport concessions expire in 2048, significant management judgment concerning a number of factors, including the number of passengers we anticipate in our airports, increases in rates and inflation; changes in the discount rate and taxes is required in determining any valuation allowance.

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

Differences between Mexican GAAP and U.S. GAAP

         Our financial statements are prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. See Note 15 to our financial statements. Net income (loss) under U.S. GAAP was Ps. (378.3) million, Ps. 283.4 million and Ps. 248.5 million for the years ended December 31, 2002, 2003 and 2004, respectively.

         The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are deferred income taxes, employees' statutory profit sharing, tax on dividends paid, the treatment of our investments in our concessions and the rights to use airport facilities, the contract termination fee on leasehold agreements and the treatment of ITA's options, which are accounted for as a deferred technical assistance fee under U.S. GAAP. Each of these differences affects both net income and stockholders' equity. See Note 15 to our financial statements for a discussion of these differences and the effect on our results of operation.

Off-balance sheet arrangements

We are not party to any off-balance sheet arrangements, nor have we been involved in any such transactions in the past.

Tabular disclosure of contractual obligations

                                                   Payments due by period (in millions of pesos)
                                                                                               More
                                                          Less than                           than 5
Contractual Obligations                         Total       1 year    1-3 years   3-5 years    years
                                               ---------  ---------   ---------   ---------   ------
Master Development Plan....................    Ps. 1,674    Ps. 367   Ps. 1,115    Ps. 192         -
Purchase Obligations.......................           11         11           -          -         -
Operating Lease Obligations................            3          3           -          -         -
Technical Assistance Agreement (1).........           67         67           -          -         -
Capital (Finance) Lease Obligations........            -          -           -          -         -
Long-Term Debt Obligations.................            -          -           -          -         -
                                               ---------    -------   ---------    -------    ------
Total......................................    Ps. 1,755    Ps. 448   Ps. 1,115    Ps. 192         -
                                               =========    =======   =========    =======    ======

(1) Reflects fixed minimum amount due under the Technical Assistance Agreement.
Actual amount to be paid in any year may be higher because technical assistance fees are calculated as the greater of a fixed dollar amount (subject to certain adjustments) and 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican GAAP and calculated prior to deducting the technical assistance fee).

Item 6.     Directors, Senior Management and Employees

Directors

                  The board of directors is responsible for the management of our business. Pursuant to our bylaws, the board of directors must consist of an uneven number of directors determined at an ordinary general meeting of stockholders and is required to have at least seven, but not more than eleven, members. Currently, the board of directors consists of nine directors, each of whom is elected at the annual stockholders' meeting for a term of one year or until a successor has been appointed.

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

                  The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name                                                           Title                     Director
----                                                           ----                       Since
Kjeld Binger(1)............................ Director (also Interim Chief Executive
                                            Officer)                                  March 19, 1999
Fernando Chico Pardo(2).................... Director and Chairman                     April 28, 2005
Ricardo Guajardo Touche.................... Director                                February 28, 2001
Francisco Garza Zambrano................... Director                                February 28, 2001
George J. Vojta............................ Director                                  April 28, 2003
Gaston Azcarraga Andrade................... Director                                  April 28, 2005
Valentin Diez Morodo....................... Director                                  April 28, 2005

-----------
(1)  Elected by ITA as holder of series BB shares, with Michael Olsen as
     Alternate.

(2) Elected by ITA as holder of series BB shares, with Luis Chico Pardo as Alternate.

Kjeld Binger. Mr. Binger is a member of our board of directors and was appointed Chairman of the Board on March 20, 2001. He is also currently serving as our Interim Chief Executive Officer. He has been an Executive Vice-President since 2001 and Vice-President of Copenhagen Airports A/S since 1996. Previously, Mr. Binger was Director of Planning and Projects of Copenhagen Airports A/S, Vice-President of project development of Hojgaad & Schultz A/S and Project Director of Hoffman & Sonner A/S. Mr. Binger has been involved in several international bidding processes regarding privatization of airports. Currently, Mr. Binger is a member of the board of directors of Copenhagen Airport Development International A/S, and a member of the management committee of Copenhagen Airports A/S. He is 50 years old. Mr. Binger was appointed by ITA.

Fernando Chico Pardo. Mr. Chico Pardo is a member of our board of directors and Chairman of the Board since April 28, 2005. He is the founder and President of Promecap, S.C. since 1997. Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones y Inversora Bursatil, S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York) and the Latin America Representative for Mocatta Metals Corporation and the Mexico Representative for Standard Chartered Bank (London). Mr. Chico Pardo has been a member of the board of directors of Grupo Financiero Inbursa, Condumex Grupo Carso, Sanborns Sears Roebuck de Mexico and Grupo Posadas. He is 53 years old. Mr. Chico Pardo was appointed by ITA.

Ricardo Guajardo Touche. Mr. Guajardo is a member of our board of directors. He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and General Director of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000, and General Director of Grupo Vamsa since 1989. He has served on the board of directors of Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), Fomento Economico Mexicano (FEMSA), Grupo Valores de Monterrey (VAMSA), Transportacion Maritima Mexicana (TMM), Alfa, El Puerto de Liverpool and Centro de Estudios Economicos del Sector Privado (CEESP). He is 57 years old. Mr. Guajardo is an independent director.

Francisco Garza Zambrano. Mr. Garza is a member of our board of directors and he has served as President of Cementos Mexicanos of Norteamerica y Trading (his current position), as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela, and as President of Cementos Mexicanos E.U.A. He was formerly on the board of directors of Control Administrative Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Camara Nacional del Cemento (CANACEM), Club Industrial, A.C. and Fundacion Mexicana para la Salud. He is 50 years old. Mr. Garza is an independent director.

George Vojta. Mr. Vojta is a member of our board of directors and has been Director of the Financial Services Forum since 1999. Previously, Mr. Vojta was Vice Chairman to the Board of Bankers Trust, President of Deak & Company, Chief Financial Officer of Phibro-Salomon Inc. and Vice Chairman of Citigroup. Currently, Mr. Vojta is Chairman of Caux Roundtable, Chairman and Chief Executive Officer of Westchester Group LLC and Chairman of Wharton Financial Institutions Center. He is 69 years old. Mr. Vojta is an independent director.

Gaston Azcarraga Andrade. Mr. Azcarraga is a member of our board of directors and has served as Chairman and Chief Executive Officer of Grupo Posadas since 1993. He is a member of the board of directors of ING Mexico, Holcim-Apasco, and Corporacion Mexicana de Restaurantes. He is 49 years old.

Valentin Diez Morodo. Mr. Diez is a member of our board of directors and currently serves as Chairman of the Board of the Mexican Business Council for Foreign Trade, Investment and Technology (COMCE). He is also the President of the Mexico-Spain Bilateral Business Committee at COMCE. Mr. Diez also serves on the board of Grupo Financiero Banamex, S.A. de C.V., International Advisory Board of Citigroup, Inc., Acciones y Valores Banamex, S.A. de C.V., Kimberly Clark Mexico, S.A. de C.V., Grupo ALFA, S.A. de C.V., DESC, S.A. de C.V., Grupo Mexico, S.A. de C.V., Grupo Modelo, S.A. de C.V., Grupo MVS Multivision, Avantel, S.A., Zara Mexico, S.A. de C.V., International Advisory Board of Instituto de Empresa, Madrid, and Banco Nacional de Comercio Enterior (Banamex). Previously, Mr. Diez served as Vice President and General Director of Sales and Exports of Grupo Modelo, S.A. de C.V. He is 65 years old. Mr. Diez is an independent director.

Senior Management

         Pursuant to our bylaws, the holders of series BB shares are entitled to appoint and remove our chief executive officer and one half of the executive officers reporting directly to the chief executive officer. Currently, four executive officers report directly to the chief executive officer, one of whom was appointed by ITA as holder of the BB shares.

         On April 28, 2005, Mr. Fernando Chico Pardo was elected Chairman of our Board of Directors.

         As of June 2, 2003, Frantz Guns resigned from his position as Chief Executive Officer. Mr. Guns was named Chief Executive Officer of ASUR in March of 2000. Kjeld Binger was named by the Board of Directors to serve as interim Chief Executive Officer. We are undertaking a search for a new Chief Executive Officer.

         On August 7, 2003, Manuel Gutierrez Sola was appointed Chief Commercial Officer by ASUR's Nominations and Compensation Committee.

         As of January 25, 2003, Maria Felisa Perez Luengo resigned from her position as Director of Operations, and the duties of Director of Operations have been divided into two positions. Currently, Hector Navarrete Munoz is serving in the role of Regional Director of Operations and Gabriel Gurmendez Armand-Ugon is serving in the role of Director of Cancun Airport.

         The following table lists our executive officers, their current position and their year of appointment as an executive officer:

                                                           Principal                Executive
Name                                                       occupation             Officer since
----                                                       ----------             -------------
Kjeld Binger*......................................   Interim Director General    June 2, 2003
                                                      (interim chief executive
                                                      officer)
Adolfo Castro Rivas*...............................   Director of Finance         January 24, 2000
                                                      (chief financial officer)
Gabriel Gurmendez Armand-Ugon......................   Director of Cancun Airport  November 20, 2004
Hector Navarrete Munoz.............................   Regional Director of        January 15, 2003
                                                      Operations
Claudio Gongora Morales............................   General Counsel             April 19, 1999
Manuel Gutierrez Sola..............................   Chief Commercial Officer    August 7, 2003

-----------
*Appointed by ITA, as holder of series BB shares.

Kjeld Binger. Mr. Binger is our Interim Chief Executive Officer. He is also a member of our board of directors and was appointed Chairman of the Board on March 20, 2001. He has been a Vice-President of Copenhagen Airports A/S since 1996. Previously, Mr. Binger was Director of Planning and Projects of Copenhagen Airports A/S, Vice-President of project development of Hojgaad & Schultz A/S and Project Director of Hoffman & Sonner A/S. Mr. Binger has been involved in several international bidding processes regarding privatization of airports. Currently, Mr. Binger is a member of the board of directors of Copenhagen Airport Development International A/S, and a member of the management committee of Copenhagen Airports A/S. He is 50 years old.

Adolfo Castro Rivas. Mr. Castro has been our Director of Finance since January, 2000. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr. Castro was also Chief Financial Officer of Netcapital S.A. de C.V., and Director of Finance of Grupo Mexicano de Desarrollo S.A. de C.V., Finance Manager of Grupo ICA S.A. and an auditor and consultant with Coopers & Lybrand. He is 41 years old.

Gabriel Gurmendez Armand-Ugon. Mr. Gurmendez has been the Director of Cancun International Airport since November 2004. Previously, Mr. Gurmendez was the Minister of Transportation and Public Works and the President and Director of ANTEL, the national telecommunications company of Uruguay. Mr. Gurmendez also served as the General Manager of Consorcio Aeropuertos Internacionales S.A., the private concessionaire of the International Airport of Punta del Este, Uruguay. He also acted as interim President of Uruguay's national oil company, ANCAP, the national railway, AFE, and the national waterworks company, OSE. He is 43 years old.

Hector Navarrete Munoz. Mr. Navarrete is the Regional Director of Airports. Previously, Mr. Navarrete is also the Administrator of the Merida International Airport, Director of the Board of Culture and Tourism of the State of Yucatan and Coordinator of the Mayan Cultural Project in San Antonio, Texas. He is 48 years old.

Claudio Gongora Morales. Mr. Gongora has been General Counsel since April 25, 2001. Previously, he was Sub-Director of ASUR (starting on April 19, 1999). Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compania Exploradora del Istmo, S.A. de C.V. He has also been Legal Sub-Director of Commission de Fomento Minero, Legal Chief Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.,A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 53 years old.

Manuel Gutierrez Sola. Mr. Gutierrez has been our Chief Commercial Officer since August 7, 2003. Previously, Mr. Gutierrez Sola was ASUR's Acting Chief Commercial Officer since October 31, 2002, where he has been in charge of the negotiations of the commercial contracts for the airports managed by ASUR and the implementation of the second stage of the company's commercial strategy. Before that, he was Concessions Manager at ASUR since December, 2000. Prior to joining ASUR, Mr. Gutierrez was Chief Operations Officer of G. Accion S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V. He is 42 years old.

Share Ownership of Directors and Senior Management

         With the exception of Fernando Chico Pardo, directors and senior management do not own shares of ASUR. There are no compensation arrangements under which employees may acquire capital of ASUR.

Statutory Auditor

         Our bylaws provide for two or more statutory auditors who report to the stockholders at the ordinary general stockholders' meeting on the accuracy of the financial information presented by the board of directors and generally review the affairs of ASUR. Our bylaws provide that each stockholder or group of stockholders owning at least 10% of our shares is entitled to appoint a statutory auditor and an alternate. The statutory auditors are authorized to:
(i) call ordinary or extraordinary stockholders' meetings; (ii) place items on the agenda for meetings of stockholders or the board of directors; and (iii) attend, but not vote at, meetings of stockholders, the board of directors and our management committees. The current statutory auditors are Jose Manuel Canal Hernando, who was appointed by our Series B shareholders, and Rafael Maya Urosa, with Manuel Leyva Vega as alternate, who were appointed by ITA, as holder of series BB shares.

Compensation of Directors and Senior Management

         For the year ended December 31, 2004, we paid an aggregate amount of approximately Ps. 15.5 million for the services of our executive officers, which includes payments to Copenhagen Airports A/S for the services of Kjeld Binger as our interim chief executive officer. Directors received Ps. 3.9 million in aggregate compensation for the year ended December 31, 2004.

         No amount has been set aside by ASUR or its subsidiaries for pension, retirement or similar benefits.

Committees

         Our bylaws provide for four committees to assist the board of directors with the management of our business: an Operating Committee, an Audit Committee, an Acquisitions and Contracts Committee and a Nominations and Compensation Committee.

         The Operating Committee, which currently has five members, is responsible for proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development plans of our subsidiary concession holders, our dividend policy and investments of less than U.S.$2 million, that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint six members of the Operating Committee. Board members elected by the holders of series BB shares have the right to appoint three of the committee members, one of whom is required to be the chief executive officer. The consent of the series BB directors is also required to select the members of the Operating Committee that are not members of our board or officers of our company. The current members of the Operating Committee are Martha Miller de Lombera, Michael Olsen, Fernando Chico Pardo, Francisco Garza Zambrano and Kjeld Binger. One position on the Operating Committee remains open. A secretary has also been appointed who is not a member of the committee.

         The Audit Committee, which currently has three members, is responsible for monitoring the activities of our board of directors, our officers and the officers of our subsidiaries for compliance with the bylaws and applicable law. The Audit Committee is also responsible for monitoring transactions with affiliates, including ITA and its stockholders. Our bylaws provide that a stockholders' meeting shall determine the number of members of the Audit Committee, which is required to be comprised of a majority of members of the board of directors. All members of the Audit Committee must meet the applicable independence criteria set forth under the Sarbanes-Oxley Act of 2002 and the rules issued thereunder by the U.S. Securities and Exchange Commission. The members of the board of directors elected by the holders of series BB shares are entitled to appoint one member to the committee. The committee members elect a president, who does not have a tie-breaking vote, and a secretary, who is not required to be a committee member. The committee also appoints a special delegate, George Vojta, who may not be a person appointed by the holders of series BB shares nor be related to them. The special delegate is charged with ensuring that ITA complies with its obligations under the technical assistance agreement with us. The current members of the Audit Committee are Ricardo Guajardo Touche, Gaston Azcarraga Andrade and George Vojta (who serves as our Audit Committee financial expert). A secretary has also been appointed who is not a member of the committee.

         The Acquisitions and Contracts Committee, composed of three members, is responsible for ensuring compliance with our procurement policies set forth in our bylaws. Among other things, these policies require that the Acquisitions and Contracts Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$400,000 and that any contract between us, on the one hand, and ITA or any of its related persons (as defined under "Description of Capital Stock"), on the other hand, be awarded pursuant to a bidding process involving at least three other bidders. Our bylaws provide that a stockholders' meeting will determine the number of members of the Acquisitions and Contracts Committee, which is required to be comprised primarily of members of the board of directors. The members of the board of directors elected by the holders of series BB shares are entitled to appoint one member to the committee. The current members of the Acquisitions and Contracts Committee are Fernando Chico Pardo, Martha Miller de Lombera and Kjeld Binger. A secretary has also been appointed who is not a member of the committee.

         The Nominations and Compensation Committee was formed on October 12, 1999. The duties of the committee include the proposal, removal and compensation of candidates for election to the board of directors and for appointment as executive officers. Our bylaws provide that a stockholders' meeting will determine the number of members of the committee. The holders of the series B and series BB shares, acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee are to be named by these two initial members. Members of the committee each have a term of one year. At each annual stockholders' meeting after a public offering of our shares, the Nominations and Compensation Committee is required to present a list of at least seven candidates for election as directors for the vote of the series B stockholders. At an ordinary stockholders' meeting held February 28, 2001, our stockholders resolved that the Nominations and Compensation Committee be comprised of three members. The three current members of the Nominations and Compensation Committee are Kjeld Binger, Martha Miller de Lombera and Fernando Chico Pardo. A secretary has also been appointed who is not a member of the committee.

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

         The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

           NYSE Standards                     Our Corporate Governance Practice
           --------------                     ---------------------------------

Director Independence.  Majority of           Pursuant to the Mexican Securities
board of directors must be                    Market Law, we are required to
independent. Section 303A.01                  have a board of directors of
                                              between five and 20 members, 25%
                                              of whom must be independent. Our
                                              Board of Directors is not required
                                              to make a determination as to the
                                              independence of our directors. Our
                                              by-laws provide that our Board of
                                              Directors may be composed of
                                              between 7 to 11 members.
                                              Currently, our board has 7
                                              members, of which 5 are
                                              independent under the Mexican
                                              Securities Market Law.

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


Executive Sessions. Non-management            Our non-management and independent
directors must meet regularly in              directors are not required to meet
executive sessions without                    in executive sessions and
management. Independent directors             generally do not do so. Executive
should meet alone in an executive             sessions are not expressly
session at least once a year.                 recommended by the Mexican Code of
Section 303A.03                               Best Corporate Practices.

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

Audit committee. Audit committee              We are in compliance with the
satisfying the independence and               independence requirements of Rule
other requirements of Rule 10A-3              10A-3, but the members of our
under the Exchange Act and the more           Audit Committee are not required
stringent requirements under the              to satisfy the NYSE independence
NYSE standards is required.                   and other audit committee
Sections 303A.06, 303A.07                     standards that are not prescribed
                                              by Rule 10A-3.

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

                                                 -  Appointing and removing the
                                                    company's internal auditor
                                                    and establishing the scope
                                                    of the internal auditor's
                                                    duties and responsibilities

Nominating/corporate governance and           We are not required to have a
compensation committee.                       nominating/corporate governance
Nominating/corporate governance               committee or a compensation
committee of independent directors            committee, but the Mexican Code of
and compensation committee of                 Best Corporate Practices
independent directors are required.           recommends that companies have an
Compensation committee must approve           evaluation and compensation
executive officer compensation. Each          committee. Our by-laws provide for
committee must have a charter                 a Nomination and Compensation
specifying the purpose, duties and            Committee, which we believe
evaluation procedures of the                  carries out the duties of an
committee. ss.303A.04 and ss.303A.05          evaluation and compensation
                                              committee and a
                                              nominating/corporate governance
                                              committee. The duties of our
                                              Nomination and Compensation
                                              Committee include, among others,
                                              the following:

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


Equity compensation plans. Equity             Shareholder approval is not
compensation plans require                    expressly required under our
shareholder approval, subject to              bylaws for the adoption and
limited exemptions.                           amendment of an
                                              equity-compensation plan. No
                                              equity-compensation plans have
                                              been approved by our shareholders.

Code of Ethics. Corporate governance          We have adopted a code of ethics
guidelines and a code of business             applicable to all of our directors
conduct and ethics is required, with          and executive officers, which is
disclosure of any waiver for                  available to you free of charge
directors or executive officers.              upon request and at
Section 303A.10                               www.asur.com.mx. We are required
                                              by Item 16B of Form 20-F to
                                              disclose any waivers granted to
                                              our chief executive officer, chief
                                              financial officer, and persons
                                              performing similar functions as
                                              well as to our other
                                              officers/employees.

Employees

         The following table sets forth the number of employees in various positions as of the end of 2002, 2003 and 2004.

                             As of December 31,     As of December 31,     As of December 31,
                                    2002                   2003                   2004
                             ------------------     ------------------     ------------------
Administrative Employees
    Mexico City............           123                   114                      63
    Cancun Airport.........            69                    77                     114
    Cozumel Airport........            13                    13                      10
    Huatulco Airport.......            14                    16                      14
    Merida Airport.........            35                    35                      34
    Minatitlan Airport.....            13                    13                      12
    Oaxaca Airport.........            12                    13                      12
    Tapachula Airport......            15                    20                      17
    Veracruz Airport.......            18                    18                      19
    Villahermosa Airport...            11                    15                      14
                                    -----                 -----
      Total Administrative
      Employees                       323                   334                     309
                                    =====                 =====                   =====
  Unionized Employees
    Mexico City............             0                     0                       0
    Cancun Airport.........           113                   114                     109
    Cozumel Airport........            25                    25                      24
    Huatulco Airport.......            18                    18                      19
    Merida Airport.........            44                    44                      44
    Minatitlan Airport.....            16                    16                      16
    Oaxaca Airport.........            20                    22                      20
    Tapachula Airport......            17                    16                      16
    Veracruz Airport.......            26                    26                      26
    Villahermosa Airport...            24                    25                      27
                                    -----                 -----                    ----
      Total Union Employees           303                   306                     301
                                    =====                 =====                   =====

         As of December 31, 2002, 2003 and 2004, we had approximately 626, 640 and 610 employees, respectively.

         Approximately 49.3% of our employees on December 31, 2004 were members of labor unions. A significant portion of the services rendered in our airports is provided by personnel employed by third parties. Approximately 10% of our employees are employed by Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary that provides us with administrative and personnel services, while the remainder, including all unionized personnel, are employed by our nine subsidiary operating companies.

         All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers. Labor relations with our employees are governed by nine separate collective labor agreements, each relating to one of our nine airports, and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. We began renegotiating our collective bargaining agreements with our unionized employees in August 2003 and reached final agreements with the unions in October 2004. We believe that our relations with our employees are good.

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

Item 7.      Major Shareholders and Related Party Transactions

                               MAJOR SHAREHOLDERS

         The following table sets forth certain information regarding the ownership of outstanding Shares as of June 1, 2005.

                                           ----------------------------------------------------------
                                                                               Percentage of total
                                                Number of Shares                  share capital
                                           ---------------------------     --------------------------
Identity of stockholder                    B Shares         BB Shares      B Shares         BB Shares
ITA(1)................................        --            45,000,000         --                15%
Copenhagen Airports A/S...............     7,500,000           --               2.5%             --
Fernando Chico Pardo..................     7,000,010           --               2.3%             --
Public................................   240,499,990           --              80.2%             --

---------------------------------------
(1)    Copenhagen Airports A/S also owns 49% of the capital stock of ITA and
2.5% of our series B shares.
(2)    Fernando Chico Pardo also owns a 51% interest in ITA and 2.3% of our series B shares.

         ITA has an option through December 18, 2005 to subscribe for newly issued B shares. This option allows ITA to subscribe for 1% of our capital stock outstanding at the time of the exercise, determined on a fully diluted basis, through December 18, 2005. Please see "Our Capital Stock" below. ITA may exercise its options only if it has complied with its obligations under the technical assistance agreement and the stock ownership restrictions set forth in ASUR's bylaws. These options are described in "Related Party Transactions."

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

         ITA's stockholders have entered into a shareholders' agreement which provides that most matters relating to ITA's participation in our management are to be decided by a qualified majority consisting of at least six of ITA's eight directors. The agreement among ITA's stockholders also provides that the qualified majority must include the four directors appointed by the two key partners, currently Copenhagen Airports A/S and Fernando Chico Pardo with respect to certain matters, including the appointment and removal of ASUR's chief executive officer and the election of the members of our board of directors to be elected by the series BB stockholders. The directors appointed by Copenhagen Airports A/S are also required to be included in the qualified majority with respect to the adoption or amendment of our master development plans, business plans and investment plans. Currently, Copenhagen Airports A/S and Fernando Chico Pardo are each entitled to appoint two directors out of ITA's seven directors.

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

         Under the terms of the participation agreement and the trust agreement, ITA's shareholders, currently Copenhagen Airports A/S and Fernando Chico Pardo, are required to maintain an ownership interest in ITA of a minimum of 25.5% prior to December 18, 2014 unless otherwise approved by the Ministry of Communications and Transportation. To the extent that a key partner acquires shares of ITA in excess of a 25.5% interest, this additional interest may be sold without restriction. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If ITA or any of its stockholders defaults on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

         In January 2004, the 25.5% ownership in ITA's capital stock of Triturados Basalticos y Derivados S.A. de C.V. was transferred to NAFIN. As a result of the transfer, Triturados Basalticos y Derivados ceased to hold any interest in the capital stock of ITA. In October 2004 NAFIN began a bidding process to auction its 25.5% interest in ITA. The sale of NAFIN's interest in ITA was subject to the right of first refusal of ITA's other shareholders, and Fernando Chico Pardo exercised this right in December 2004. Mr. Chico Pardo paid 2% above the highest bid received during the auction process. The transfer of shares became effective upon completion of standard provisions for such transaction as set out in ITA's Shareholders' Agreement.

         In April 2004, the French group Vinci, S.A. transferred its 24.5% ownership in ITA's capital stock to Fernando Chico Pardo. As a result of the transfer, Vinci, S.A. ceased to hold any interest in the capital stock of ITA.

         In April 2004, the Spanish company Ferrovial Aeropuertos, S.A. transferred 11.0% of its ownership in ITA's capital stock to Copenhagen Airports A/S and its remaining13.5% interest to Fernando Chico Pardo. As a result of the transfer, Ferrovial Aeropuertos, S.A. ceased to hold any interest in the capital stock of ITA.

         In April 2005, Fernando Chico Pardo transferred 12.5% of his ownership in ITA's capital stock to Copenhagen Airports A/S. As a result of this transfer, Fernando Chico Pardo and Copenhagen Airports A/S own 51% and 49% of ITA's capital stock, respectively.

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

         Pursuant to the technical assistance agreement and the participation agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry "know-how" related to the operation of airports to us. These agreements entitle ITA to name our chief executive officer, half our other executive officers and two members of our board of directors. These agreements also grant us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The technical assistance agreement has a fifteen-year term and is automatically renewed for additional five-year terms, unless one party provides notice of its intent not to renew within a specified period. We are required under this agreement to pay ITA an annual fee equal to the greater of a fixed dollar amount or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican GAAP and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase ASUR's earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in "Item 6. Directors, Senior Management and Employees--Committees." In 2001, 2002, 2003 and 2004 we recognized expenses of U.S.$4.5 million, U.S.$3.7 million, U.S.$4.1 million, and U.S.$5.8 million, respectively, pursuant to the technical assistance agreement plus additional expenses of approximately U.S.$0.3 million, U.S.$0.6 million, U.S.$0.3 million, and U.S.$0.1 million, respectively.

         Under the option agreement, ITA has an option to subscribe for newly issued series B shares. This option allows ITA to subscribe for 1% of our capital stock outstanding at the time of exercise, determined on a fully diluted basis, through December 18, 2005, provided that ITA has complied with its obligations under the technical assistance agreement and the stock ownership restrictions set forth in our bylaws. The option exercise price is U.S.$2.64559301 per share (the per share purchase price paid by ITA for its series BB shares) plus an accrued annual premium of 5% from December 18, 1998. The option agreement provides that the exercise price will be adjusted in the event of increases or decreases in capital or certain dividend payments.

Arrangements with Copenhagen Airports A/S

         In June 2003 we entered into a contract with a subsidiary of Copenhagen Airports A/S under which we retained the services of Kjeld Binger as ASUR's interim chief executive officer in exchange for a monthly fee.


                          Stock Option Exercise Periods

                                                            Percentage of then-
                                                             outstanding fully
                                                           diluted capital stock
                                                           ---------------------
First exercise period(1)     Dec. 18, 2001 to Dec. 18, 2003          2%
Second exercise period(1)    Dec. 18, 2002 to Dec. 18, 2004          2%
Third exercise period        Dec. 18, 2003 to Dec. 18, 2005          1%

         (1) Expired without being exercised.

         ITA is entitled to exercise its remaining option immediately upon the earlier to occur of: (i) the acquisition by any stockholder of at least 35% of ASUR's capital stock (the acquisition of more than 10% of our capital stock by any person other than ITA would require an amendment to our bylaws); (ii) a stockholders' meeting approving a merger involving us that dilutes the holdings of our stockholders by more than 35%; or (iii) our price per share on a stock exchange is at least U.S.$5.29118602 (twice the option exercise price). ITA or any holder of the option is entitled to transfer its option to any party that is entitled to be a stockholder of a concession holder under the Mexican Airport Law and our bylaws. The relevant restrictions are described in "Item 4. Information on the Company--Regulatory Framework--Scope of Concessions and General Obligations of Concession Holders."

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

         Airlines and other entities controlled by Cintra, S.A. de C.V. accounted for approximately 27.2%, 22.6 and 19.5% of the revenues generated by our airports in 2002, 2003 and 2004, respectively. Of our accounts receivable, these entities accounted for 47.4%, 49.4% and 62.0% as of December 31, 2002, 2003 and 2004, respectively. These airlines include Aeromexico, Mexicana, Aerocaribe, Aerocozumel and Aerolitoral. Through Aeromexico and Mexicana, Cintra, S.A. de C.V. also controls SEAT, the principal provider of baggage and ramp handling services in our airports. A majority of the capital stock of Cintra, S.A. de C.V. is owned by the Institution for the Protection of Bank Savings, a decentralized entity of the Mexican federal government, and by the Mexican government. The Institution for the Protection of Bank Savings is required by law to transfer all holdings, including its shares of Cintra, S.A. de C.V. and the Mexican government has announced that it intends to sell its shares of Cintra, S.A. de C.V. For details of revenues earned from related parties, see "Item 4. Information on the Company--Business Overview--Principal Air Traffic Customers" and Note 12 to our financial statements.

         In addition to the revenues earned from Cintra, we recorded revenues from several Mexican federal and state government agencies. Revenues from related public sector entities (excluding Cintra) were Ps. 2.9 million, Ps. 6.7 million and Ps. 3.1 million for the years ended December 31, 2002, 2003 and 2004, respectively.

         During the years ended December 31, 2002, 2003 and 2004, we recorded expenses of Ps. 58.6 million, Ps. 57.1 million and Ps. 61.9 million, respectively, for electricity, waste disposal, water and other services obtained from entities or agencies of the Mexican government.

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

         In April 2005, the International Court of Arbitration issued a final ruling that requires Dufry Mexico, S.A. de C.V. to, among other requirements, deliver one of the duty-free stores that it operates in the Cancun airport and to pay U.S.$3.7 million to ASUR. Dufry has not yet complied with this ruling, and there can be no assurance that Dufry will comply with the ruling in the future.

         The municipalities of Cancun, Cozumel, Merida, Minatitlan, Veracruz and Villahermosa have given us notice requesting that we pay property tax (predial) for the property on which these airports are located. However, we believe that the request to pay this tax is not in accordance with applicable law relating to property in the public domain, which includes the airports we currently operate under concessions. In April 2001, we filed a protective action in court against the attempt to collect the tax by the municipal treasuries of Cancun and Cozumel. Our case against the municipality of Cancun was decided in our favor in March 2004. The other legal proceedings are still in progress.

         We do not believe that liabilities related to any of these claims and proceedings against us are reasonably likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations.

                                    DIVIDENDS

         The declaration, amount and payment of dividends are determined by a majority vote of the stockholders present at a stockholders' meeting and generally, but not necessarily, on the recommendation of the board of directors. So long as the series BB shares represent at least 7.65% of our capital stock, the declaration and payment of dividends will require the approval of the holders of a majority of the series BB shares. Figures included in this subsection are stated in nominal pesos.

         Mexican law requires that at least 5% of a company's net income (on a non-consolidated basis) each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock (without adjustment for inflation).

         Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under Mexican GAAP. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A. de C.V., is Ps. 99.2 million (which includes the required allocation corresponding to year 2004 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A. de C.V.

         Dividends paid to non-resident holders with respect to ASUR's series B shares and ADSs are not subject to Mexican withholding tax. Dividends that are paid from a company's distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor of 1.5385 in 2002,
1.5152 in 2003, 1.4925 in 2004, 1.4286 in 2005, 1.4085 in 2006 and 1.3889
thereafter. Corporate tax rates of 35% in 2002, 34% in 2003, 33% in 2004, 30% in 2005, 29% in 2006 and 28% thereafter are applied to the result. Corporate tax rates of 35% in 2002, 34% in 2003, 33% in 2004, 30% in 2005, 29% in 2006 and 28%
thereafter are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2004, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years. Dividends paid from a company's distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax. Three of our subsidiaries (Cancun, Villahermosa and Merida) benefit from an injunction that reduced the rate for dividends from 47.0592% in 2004 to 32%.

         As of December 31, 2004, we had no distributable earnings that were subject to corporate income tax. We do not expect to generate such after-tax earnings in the near future. Until we generate such earnings subject to corporate income tax, dividends paid by us to non-resident holders of series B shares and ADSs will be subject to both the corporate-level dividend tax income discussed above.

         On April 28, 2005, our stockholders approved the allocation of 5%, or Ps. 30.3 million, of the Company's net profits for the fiscal year ended December 31, 2004 to the legal reserve fund in compliance with Mexican law. The stockholders approved the allocation of Ps. 14.6 million (5% of net income for fiscal year 2003) to the legal reserve fund on April 29, 2004, and approved the allocation of Ps. 12.1 million (5% of net income for fiscal year 2002) to the legal reserve fund on April 29, 2003.

         On April 28, 2005, our stockholders approved the payment of a net ordinary cash dividend after income tax of Ps. 186.0 or Ps. 0.62 per share for each outstanding series B or BB share. This dividend was paid on May 30, 2005. At the general stockholders' meeting on April 29, 2004, ASUR's stockholders agreed to pay net dividends after income tax of Ps. 168.0 million or Ps. 0.56 per share. Because this dividend payment was not taken from the after-tax earnings account, it gave rise to an income tax of Ps. 61.4 million. At the April 27, 2003 general stockholders' meeting, the company's stockholders agreed to pay net dividends after income tax of Ps. 150.0 million, or Ps.0.50 per share.

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

The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars over the five most recent financial years is as follows:

        Years ended
       December 31,                        U.S.$ per ADR(1)         Pesos per Series B Share
                                       -----------------------      ------------------------
                                        Low              High        Low              High
                                       -----            ------      -----            ------
2003
   First Quarter....................   11.30            12.86         9.82            12.55
   Second Quarter...................   13.06            16.34        10.99            15.99
   Third Quarter....................   15.00            17.19        13.93            16.13
   Fourth Quarter...................   16.20            20.00        14.55            18.14

2004
   First Quarter....................   19.30            24.71        17.38            22.50
   Second Quarter...................   18.58            20.33        21.29            23.06
   Third Quarter....................   19.46            22.28        22.65            25.27
   Fourth Quarter...................   23.54            27.05        26.99            30.15

                                      Pesos per Series B Share           U.S.$ per ADR(1)
                                      ------------------------      ------------------------
                                        Low              High        Low              High
                                       -----            ------      -----            ------
Monthly Prices
   December, 2004...................   29.20            31.79        25.62            28.62
   January, 2005....................   28.10            31.00        24.35            27.30
   February, 2005...................   29.60            35.95        26.40            32.55
   March, 2005......................   30.60            37.12        27.26            33.70
   April, 2005......................   31.19            34.25        28.00            31.05
   May, 2005........................   32.55            33.30        29.92            30.75

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

         As of December 31, 2004, 158 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2004, the ten most actively traded equity issues (excluding banks) represented approximately 71% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico.

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

Our Capital Stock

         The following table sets forth our authorized capital stock and our issued and outstanding capital stock at December 31, 2004:

                                  Capital Stock
                                                                    Issued and
                                                Authorized          outstanding
                                                ----------          -----------
     Fixed capital stock:
           Series B shares.................     255,000,000         255,000,000
           Series BB shares................      45,000,000          45,000,000
     Variable capital stock:
           Series B shares.................      15,789,474                 --
           Series BB shares................             --                  --

All ordinary shares confer equal rights and obligations to holders within each series. The series BB shares have the voting and other rights described below.

         Our bylaws provide that our shares have the following characteristics:

         o Series B. Series B shares currently represent 85% of our capital. Series B shares may be held by any Mexican or foreign natural person, company or entity. Variable series B shares represent treasury stock held by ASUR that could be issued in the event that ITA exercises its option to subscribe for 1% of our capital stock outstanding at the time of the exercise, determined on a fully diluted basis, through December 18, 2005.

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

                                    TAXATION

         The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our series B shares or ADSs and that is a "non-Mexican holder" (as defined below) (a "U.S. holder"), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase our series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold our series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding voting shares, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in series B shares or ADSs on a mark-to-market basis, and persons holding series B shares or ADSs in a hedging transaction or as part of a straddle, conversion, or other integrated transaction for U.S. federal income tax purposes. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

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

            Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the years in which the dividend is paid, (a) a passive foreign investment company ("PFIC"), or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year.

            Based on existing guidance, it is not entirely clear whether dividends received with respect to the Series B Shares will be treated as qualified dividends, because the Series B Shares are not themselves listed on a U.S exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Item 11.          Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are principally exposed to market risks from fluctuations in foreign currency exchange rates.

Foreign Currency Exchange Rate Risk

         Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2002, 2003 and 2004, approximately 37.4%, 39.7% and 42.0%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 10% weakening of the peso compared to the U.S. dollar as of December 31, 2004, we estimate that our revenues would have increased by Ps. 12.5 million.

         As of December 31, 2002, 2003 and 2004, 2.8%, 5.9% and 4.8%,
respectively, of our cash and marketable securities were denominated in dollars. Based upon a 10% weakening of the peso compared to the U.S. dollar as of December 31, 2004, we estimate that the value of our cash and marketable securities would have increased by Ps. 4.9 million.

         We did not have any foreign currency indebtedness at December 31, 2002, 2003 and 2004. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.

         At December 31, 2002, 2003 and 2004, we did not have any outstanding forward foreign exchange contracts.

Item 12.          Description of Securities Other Than Equity Securities

         Not applicable.

                                     PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies

         Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not applicable.

Item 15.          Controls and Procedures

         We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2004, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

         There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.          Reserved

Item 16A.         Audit Committee Financial Expert

         Our board of directors has determined that George J. Vojta qualifies as an "audit committee financial expert" within the meaning of this Item 16A.

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

Item 16C.         Principal Accountant Fees and Services

Audit and Non-Audit Fees

         The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2003 and 2004:

                                                   Year ended December 31,
                                                -----------------------------
                                                    2003              2004
                                                -------------   -------------
                                                     (thousands of pesos)
Audit fees..................................        3,366             4,052
Audit-related fees..........................          --                 --
Tax fees....................................         631               215
Other fees..................................          --                 --
                                                -------------   -------------
       Total fees...........................        3,997             4,267


         Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements and the review of our interim financial statements.

         Tax fees in the above table are fees billed by PricewaterhouseCoopers for tax compliance, tax advice and tax planning services.

         Our independent auditors did not provide audit-related or other services in 2003 or 2004.

Audit Committee Pre-Approval Policies and Procedures

         Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Item 16D.         Exemptions from the Listing Standards for Audit Committees

         Not applicable.

Item 16E.         Purchases of Equity Securities by the Issuer and Affiliated
                  Purchasers

         The table below sets forth, for the periods indicated, the total number of shares purchased by us or on our behalf, or by an affiliated purchaser or on behalf of an affiliated purchaser, the average price paid per share, the total number of shares purchased as a part of a publicly announced repurchase plan or program, and the maximum number (or approximate dollar value) of shares that may yet be purchased under our plans and programs.

                        (a)  Total      (b)  Average    (c)  Total number of shares
                        number of       price paid      purchased as part of          (d)  Maximum number of shares
                        shares          per share in    publicly announced plans or   that may yet be purchased under
         2004           purchased       Pesos           programs                      the plans or programs
                        ----------  ---------------  -----------------------------  --------------------------------
January 1-31                    --               --                             --                                --
February 1-28                   --               --                             --                                --
March 1-31                      --               --                             --                                --
April 1-30                      --               --                             --                                --
May 1-31                        --               --                             --                                --
June 1-30                       --               --                             --                                --
July 1-31                       --               --                             --                                --
August 1-31                     --               --                             --                                --
September 1-30                  --               --                             --                                --
October 1-31                    --               --                             --                                --
November 1-30                   --               --                             --                                --
December 1-31                   --               --                             --                                --
                        --------------------------------------------------------------------------------------------
Total                           --               --                             --                                --
                        --------------------------------------------------------------------------------------------


On April 28, 2005, our stockholders approved the allocation of 54%, or Ps. 328.8 million, of the Company's net profits for the fiscal year ended December 31, 2004 to the share repurchase reserve account. The stockholders approved the allocation of Ps. 152.0 million, or 55% of net profits, to the share repurchase reserve in 2004.


                                    PART III

Item 18.          Financial Statements

         See pages F-1 through F-42, incorporated herein by reference. The following is an index to the financial statements:

     Consolidated Financial Statements for Grupo Aeroportuario del Sureste, S.A.
de C.V. and Subsidiaries                                                   Page

Report of Independent Registered Public Accounting Firm................    F-1

Consolidated Balance Sheets as of December 31, 2003 and 2004...........    F-3

Consolidated Statements of Income for the Years Ended
    December 31, 2002, 2003 and 2004...................................    F-4

Consolidated Statements of Changes in Stockholders'
    Equity for the Years Ended December 31, 2002, 2003 and 2004........    F-5

Consolidated Statements of Changes in Financial Position
    for the Years Ended December 31, 2002, 2003 and 2004...............    F-6

Notes to Consolidated Financial Statements.............................    F-7

Item 19.          Exhibits

                  Documents filed as exhibits to this annual report:

   Exhibit No.                       Description
   -----------                       -----------

       1.1 Amended and Restated Bylaws (Estatutos Sociales) of the Company, together with an English translation (incorporated by reference to our Form 20-F filed on June 16, 2004).

       2.1 Deposit Agreement among the Company, The Bank of New York, and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

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

       4.7 Indemnity Agreement between the Company and the Mexican Federal Government through the Ministry of Communications and Transportation, dated September 28, 2000, together with an English translation (incorporated by reference to Exhibit 4.7 to our Form 20-F dated June 28, 2001).

       8.1 List of subsidiaries of the Company (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

       11.1 Code of Ethics (incorporated by reference to our Form 20-F filed on June 16, 2004).

       12.1 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

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

                                Grupo Aeroportuario del Sureste, S.A. de C.V.


                                By:  /s/ ADOLFO CASTRO RIVAS
                                     -----------------------------------------
                                      Name:     Adolfo Castro Rivas
                                      Title:    Chief Financial Officer


Dated:  June 22, 2005

                        GRUPO AEROPORTUARIO DEL SURESTE,
                        --------------------------------
                         S. A. DE C. V. AND SUBSIDIARIES
                         -------------------------------

                    CONSOLIDATED AUDITED FINANCIAL STATEMENTS
                    -----------------------------------------

                        DECEMBER 31, 2002, 2003 AND 2004
                        --------------------------------

                        GRUPO AEROPORTUARIO DEL SURESTE,
                        --------------------------------
                         S. A. DE C. V. AND SUBSIDIARIES
                         -------------------------------

                    CONSOLIDATED AUDITED FINANCIAL STATEMENTS
                    -----------------------------------------

                        DECEMBER 31, 2002, 2003 AND 2004
                        --------------------------------



                                      INDEX





Contents                                                              Page
--------                                                              ----

Report of Independent Registered Public Accounting Firm            F - 1 and 2

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

Consolidated statements of changes in financial position              F - 6

Notes to the consolidated financial statements                     F - 7 - 42

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Grupo Aeroportuario del Sureste, S. A. de C.V. and Subsidiaries:



We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Sureste, S. A. de C.V. and Subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, of changes in stockholders' equity and of changes in the financial position for each of the three years in the periods ended December 31, 2002, 2003 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste , S. A. de C.V. and Subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their changes in stockholders' equity and their changes in their financial position for each of the three years in the periods ended December 31, 2002, 2003 and 2004, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

PricewaterhouseCoopers S.C.




Alfonso Infante Lozoya



Mexico City
February 14, 2005

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2003 AND 2004

             (Expressed in thousands of Mexican Pesos in purchasing
                         power as of December 31, 2004)




                                                                           2003               2004
                                                                           ----               ----
ASSETS
Current assets:
Cash and marketable securities                                        Ps.    747,241    Ps.   1,163,317
Trade receivables, net                                                       179,339            212,296
Recoverable taxes and other current assets                                   148,235             59,464
                                                                      --------------    ---------------

Total current assets                                                       1,074,815          1,435,077
Machinery, furniture and equipment, net of
accumulated depreciation of Ps.189,307
and Ps.260,489, respectively                                               1,226,744          1,551,889
Airport concessions, net of accumulated amortization of
Ps.1,158,525 and Ps.1,389,904, respectively                                8,082,688          7,851,309
Rights to use airport facilities, net of accumulated
amortization of,Ps. 449,561 and Ps. 521,253,
respectively                                                               2,219,988          2,148,296
Direct commercial operations rights, net of
accumulated amortization of Ps.9,667                                                              67,959
                                                                      --------------    ---------------


Total assets                                                          Ps. 12,604,235    Ps.  13,054,530
                                                                      ==============    ===============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Trade accounts payable                                                Ps.     10,721    Ps.      11,000
Accrued expenses and other payables                                          153,307            180,728
                                                                      --------------    ---------------

Total current liabilities                                                    164,028            191,728

Seniority premiums                                                               640                489
Deferred income tax and employees' statutory profit
sharing                                                                      503,091            536,007
                                                                      --------------    ---------------

Total liabilities                                                            667,759            728,224
                                                                      --------------    ---------------

Commitments and contingencies

Stockholders' equity:
Capital stock                                                             11,472,638         11,472,638
Legal reserve                                                                 54,353             68,880
Reserve for repurchase of stock                                                                 159,919
Retained earnings                                                            409,485            624,869
                                                                      --------------    ---------------

Total stockholders' equity                                                11,936,476         12,326,306
                                                                      --------------    ---------------

Total liabilities and stockholders' equity                            Ps. 12,604,235    Ps.  13,054,530
                                                                      ==============    ===============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

       (Expressed in thousands of Mexican Pesos in purchasing power as of
                  December 31, 2004, except per share amounts)




                                                                                  For the years
                                                                                ended December 31,
                                                              ---------------------------------------------------

                                                                   2002               2003              2004
                                                                   ----               ----              ----
REVENUES:
Aeronautical services                                         Ps. 1,095,247       Ps. 1,215,423     Ps.1,481,254
Non-aeronautical services                                           261,645             327,339          494,722
                                                              -------------       -------------     ------------

Total revenues                                                    1,356,892           1,542,762        1,975,976
                                                              -------------       -------------     ------------

OPERATING EXPENSES:
Cost of services                                                    376,160             388,924          467,345
Technical assistance                                                 40,933              48,519           66,956
Concession fee                                                       67,805              77,110           98,762
General and administrative expenses                                 117,016             127,292          105,756
Depreciation and amortization                                       366,511             373,033          399,547
                                                              -------------       -------------     ------------

Total operating expenses                                            968,425           1,014,878        1,138,366
                                                              -------------       -------------     ------------

Operating income                                                    388,467             527,884          837,610
                                                              -------------       -------------     ------------

COMPREHENSIVE FINANCING RESULT:
Interest income, Net                                                 51,179              56,052           45,446
Exchange gains (losses), Net                                         13,076               5,942           (6,954)
Loss from monetary position                                         (34,539)            (36,524)         (67,198)
                                                              -------------       -------------     ------------

Net comprehensive financing income (cost)                            29,716              25,470          (28,706)
                                                              -------------       -------------     ------------

Income before taxes,employees' statutory profit
   sharing and extraordinary items                                  418,183             553,354          808,904
Provisions for:
   Asset tax                                                        (34,481)            (47,540)         (23,698)
   Deferred income tax and employees' statutory
      profit sharing                                               (133,642)           (196,435)        (160,500)
                                                              -------------       -------------     ------------

Income before extraordinary items                                   250,060             309,379          624,706
Restructure and contract termination fees, net of
   deferred income taxes of Ps.1,629, Ps.8,831
   and Ps.4,245 respectively.                                        (5,260)            (17,144)         (17,714)
Loss on natural disaster                                             (3,866)             (1,706)
                                                              -------------       -------------     ------------

Net income                                                    Ps.   240,934       Ps.   290,529     Ps.  606,992
                                                              =============       =============     ============

Earnings per share                                            Ps.       .76       Ps.       .97     Ps.     2.02
                                                              =============       =============     ============





              The accompanying notes are an integral part of these
                       consolidated financial statements.

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED ON DECEMBER 31, 2002, 2003 AND 2004

             (Expressed in thousands of Mexican Pesos in purchasing
                         power as of December 31, 2004)




                                                                        Reserve for                         Total
                                             Capital          Legal     repurchase       Retained       stockholders'
                                              stock          reserve     of stock        earnings          equity
                                              -----          -------     --------        --------          ------


Balance at December 31, 2001            Ps. 11,472,638     Ps. 27,697   Ps. 49,779     Ps. 786,325      Ps.12,336,439


Transfer to legal reserve                                      14,610                      (14,610)
Cancellation of  reserve for
repurchase of stock                                                        (49,779)         49,779
Dividends paid                                                                            (513,300)          (513,300)
Income tax paid on dividends                                                              (283,140)          (283,140)
Comprehensive income                                                                       240,934            240,934
                                         -------------     ----------   ----------     -----------      -------------

Balance at December 31, 2002                11,472,638         42,307                      265,988         11,780,933

Transfer to legal reserve                                      12,046                      (12,046)
Recovered income tax paid on
dividends                                                                                  113,596            113,596
Dividends paid                                                                            (164,062)          (164,062)
Income tax paid on dividends                                                               (84,520)           (84,520)
Comprehensive income                                                                       290,529            290,529
                                         -------------     ----------   ----------     -----------      -------------

Balance at December 31, 2003                11,472,638         54,353                      409,485         11,936,476

Transfer to legal reserve                                      14,527                      (14,527)
Transfer to reserve for repurchase
of stock                                                                   159,919        (159,919)
Recovered income tax paid
on dividends                                                                                24,125             24,125
Dividends paid                                                                            (176,721)          (176,721)
Income tax paid on dividends                                                               (64,566)           (64,566)
Comprehensive income                                                                       606,992            606,992
                                         -------------     ----------   ----------     -----------      -------------

Balance at December 31, 2004             Ps.11,472,638     Ps. 68,880   Ps.159,919     Ps. 624,869      Ps.12,326,306
                                         =============     ==========   ==========     ===========      =============




              The accompanying notes are an integral part of these
                       consolidated financial statements.

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004


             (Expressed in thousands of Mexican Pesos in purchasing
                         power as of December 31, 2003)



                                                                            For the years
                                                                          ended December 31,
                                                          ------------------------------------------------------

                                                             2002                2003                 2004
                                                             ----                ----                 ----
Operating activities:
Net income before extraordinary items                     Ps. 250,060        Ps. 309,379         Ps.   624,706
Adjustments to reconcile net income to
resources provided by (used in)
operating activities:
Depreciation and amortization                                 366,511            373,033               399,547
Deferred income tax and employees'
statutory profit sharing                                      133,642            196,435               132,633
Changes in operating assets and liabilities:
Trade receivables                                             (32,252)             2,456               (32,957)
Recoverable taxes and other current assets                      3,685            (82,932)               88,771
Recoverable asset tax                                        (136,029)          (106,318)             (121,861)
Trade accounts payable, accrued expenses
and other payables                                             37,318             17,456                49,693
                                                          -----------        -----------         -------------

Resources provided by operating activities
before extraordinary items                                    622,935            709,509             1,140,532
Restructure and contract termination fees                      (5,260)           (17,144)              (17,714)
Loss on natural disaster                                       (3,866)            (1,706)
                                                          -----------        -----------         -------------

Resources provided by operating activities                    613,809            690,659             1,122,818
                                                          -----------        -----------         -------------

Financing activities:
Dividends paid                                               (513,300)          (164,062)             (176,721)
Tax on dividends paid                                        (283,140)           (84,520)              (64,566)
Recovered income tax paid on dividends                                           113,596                24,125
                                                          -----------        -----------         -------------

Resources used in financing activities                       (796,440)          (134,986)             (217,162)
                                                          -----------        -----------         -------------

Investing activities:
Direct commercial operations rights                          -                  -                      (77,626)
Purchase of machinery, furniture and equipment               (289,919)          (351,830)             (411,954)
                                                          -----------        -----------         -------------

Resources used in investing activities                       (289,919)          (351,830)             (489,580)
                                                          ------------       ------------        --------------

(Decrease) increase in cash and marketable
  securities                                                 (472,550)           203,843               416,076
Cash and marketable securities, beginning
  of period                                                 1,015,948            543,398               747,241
                                                          -----------        -----------         -------------

Cash and marketable securities, end of
  period                                                  Ps. 543,398        Ps. 747,241         Ps. 1,163,317
                                                          ===========        ===========         =============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

          (Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2004, except per share and share amounts)


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

In June 1998, the Ministry of Communications and Transportation granted to Subsidiaries of ASUR the concessions to operate, maintain and develop the nine airports of the Southeast group for a period of 50 years commencing on November 1, 1998, for Ps. 11,393,063 (December 31, 2004 constant pesos), excluding value added tax. The concession period may be extended by the parties under certain circumstances. The acquisition cost of the airport concessions was paid through the issuance of capital stock of ASUR (see Note 7). The cost of the airport concessions was determined by the Mexican government with reference to the price paid by Inversiones y Tecnicas Aeroportuarias, S. A. de C. V. ("ITA") for its investment in ASUR (see below). Beginning November 1, 1998, the Company is also required to pay the Mexican government annual concession fees currently equal to 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concessions. Payments against the concession fees are made every two months.

Notwithstanding the Company's rights to operate, maintain and develop the nine airports, pursuant to the Mexican General Law of National Assets, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon expiration of the Company's concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican nation.

In December 1998 and in March 1999, the Mexican government sold an aggregate 15% equity interest in ASUR to ITA, pursuant to a public bidding process. ITA paid the Mexican government an aggregate of Ps.1,165,076 (nominal), excluding interest, in exchange for: (i) 45,000,000 Class I Series BB shares (see Note 7) representing 15% of ASUR's capital stock; (ii) options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding at the time of exercise, each determined on a fully diluted basis, from the Company; and (iii) the right and obligation to enter into several agreements, including a technical assistance agreement, under terms established during the bidding process. At December 31, 2003, ITA was a consortium comprised of Copenhagen Airports A/S (25.5%), Grupo Vinci, S. A. (24.5%), Ferrovial Aeropuertos, S. L. (24.5%), and Nacional Financiera, S. N. C. (25.5%). In April 2004, Copenhagen Airports A/S increased its equity by 11% upon acquiring that percentage of stock ownership of Ferrovial Aeropuertos, S. A. Moreover, Mr. Fernando Chico Pardo became a stockholder of ITA, upon acquiring 24.5% previously held by Vinci Airports, S. A., and 13.5% of the 24.5% that was previously held by Ferrovial Aeropuertos, S.
A. After these changes, ITA was comprised of Copenhagen Airports A/S (36.5%), Fernando Chico Pardo (38%), and Nacional Financiera, S. N. C. (25.5%). Series BB shares held by ITA grant ITA certain rights including the right to name two members of the boards of directors of the Company, and veto rights with respect to certain corporate shares. The technical assistance contract grants ITA certain rights including the right to name and remove the chief executive officer, and half the members of the Company's executive management.

On October 3, 2000, the Mexican government sold 18,539,350 Series "B" shares and 20,319,978 American Depositary Shares, each of which represents ten Series "B" shares, of the Company's common stock to public investors. Subsequent to this sale, the Mexican government's direct interest in the ASUR was approximately 11.1%. ASUR's Series "B" shares and American Depositary Shares are traded on the Mexican Stock Exchange and the New York Stock Exchange, respectively.

During 2004, the shares of ITA held by Nacional Financiera, S. N. C. were put on sale through a bidding process. Mr. Fernando Pardo Chico exercised the preemptive right that he had over those shares by paying 2% above the highest price received during the bidding process. At the February 7, 2005, general stockholders' meeting, the Shareholders approved the share sale.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA").

The principal accounting policies followed by the Company are as follows:

a)  Basis of presentation

All significant intercompany balances and transactions have been eliminated. The consolidated Subsidiaries of the Company are:


          Subsidiary                                         Ownership interest
          ----------                                         ------------------

Aeropuerto de Cancun, S. A. de C. V.                                 99.99%
Aeropuerto de Cozumel, S. A. de C. V.                                99.99%
Aeropuerto de Merida, S. A. de C. V.                                 99.99%
Aeropuerto de Huatulco, S. A. de C. V.                               99.99%
Aeropuerto de Oaxaca, S. A. de C. V.                                 99.99%
Aeropuerto de Veracruz, S. A. de C. V.                               99.99%
Aeropuerto de Villahermosa, S. A. de C. V.                           99.99%
Aeropuerto de Tapachula, S. A. de C. V.                              99.99%
Aeropuerto de Minatitlan, S. A. de C. V.                             99.99%
Servicios Aeroportuarios del Sureste, S. A. de C. V.                 99.99%
                                                                     ======

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Recognition of the effects of inflation

The consolidated financial statements have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information" ("Bulletin B-10") issued by the MIPA, and determined as follows:

o The consolidated statements of income and changes in stockholders' equity were restated applying Mexican National Consumer Price Index ("Mexican CPI") factors from the periods in which the transactions occurred. The consolidated financial statements of the Company for the years ended December 31, 2003 and 2004, have been restated for comparability purposes to December 31, 2004 purchasing power, by applying the restatement factors of 1.0398 and 1.0519, respectively.

o The consolidated statements of changes in financial position present, in constant pesos, the resources provided by or used in operating, financing and investing activities.

The methodology for the restatement of the individual financial statement items is as follows:

Restatement of non-monetary assets:
Machinery, furniture and equipment, net are recorded at acquisition cost, restated using Mexican CPI factors from the date the asset was purchased to the date of the financial statements. Depreciation expense is based on the restated carrying value of the assets.

The rights to use the airport facilities, net and the airport concessions, net were recorded based on the allocation of the purchase cost of the airport concessions and the acquisition cost of the rights of Cancun Air, Dicas and Aeropremier to the assets and liabilities acquired (see Notes 2(f), 5, and 6) and are restated using Mexican CPI factors. Amortization expense is computed on the restated carrying values of the rights to use the airport facilities and the airport concessions.

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

c) Cash and marketable securities

Cash and marketable securities includes cash, temporary investments and marketable securities. As of December 31, 2003 and 2004, cash and marketable securities consisted primarily of money market accounts and short-term Mexican government bonds.

d) Restricted cash in trust funds

The trust funds will be available after meeting the terms set forth in the trust agreements.

e) Machinery, furniture and equipment, net

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

f) Rights to use airport facilities, environmental liabilities and airport concessions

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

The acquisition cost of the nine airport concessions of Ps.11,393,063 (December 31, 2004 constant pesos) was allocated to the rights to use the airport facilities (Ps.2,609,418) and to certain environmental liabilities assumed (Ps.13,919) with the excess acquisition cost recorded as airport concessions (Ps.8,797,564). The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser. The amounts allocated to the environmental liabilities assumed are based on management's best estimate of the actual costs to be incurred and reflect the terms of an agreement with the environmental authorities (see note 13).

The acquisition cost of the rights acquired from Cancun Air, Dicas and Aeropremier of Ps.503,780 was allocated to the rights to use the airport facilities (Ps.60,131) with the excess acquisition cost recorded as airport concessions (Ps.443,649). The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser.

The rights to use the airport facilities are being amortized on a straight-line basis over the estimated remaining useful lives of the underlying assets. The amounts allocated to the airport concessions are being amortized on a straight-line basis over the life of the concessions and the rights acquired.

g) Review of the book value of long - lived assets

The Company estimates the recoverable value of the rights to use airport facilities, airport concessions and improvements to concessioned assets to be the estimated discounted future net cash flows from the nine airport concessions in the aggregate. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized. At December 31, 2003 and 2004, the recoverable value exceeds the net book value.

The procedure and criterion used by the Company are in line with the provisions of Bulletin C-15, "Impairment in the Value of Long-lived Assets and Their Disposal", issued by the Accounting Principles Commission of the Mexican Institute of Public Accountants, which went into effect on January 1, 2004, although early application was recommended.

h) Seniority premiums

Seniority premiums to which employees are entitled after 15 years of service are recorded as cost in the years in which the services are rendered, as required by Bulletin D-3, "Labor Obligations", issued by the MIPA.

i)  Revenue recognition

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

Under the Airport Law and its regulations, the Company's revenues are classified as Airport Services, Complementary Services or Commercial Services. Airport Services consist primarily of the use of runways, taxiways and aprons for landings and departures, aircraft parking, the use of passenger walkways, security services, hangars, automobile parking facilities as well as the general use of terminal space and other infrastructure by aircraft, passengers and cargo, including the lease of space essential for the operation of airlines and complementary service providers. Complementary Services consist primarily of ramp and handling services, catering, maintenance and repair and related activities that provide support to air carriers. Revenues from access fees charged to third parties providing complementary services are classified as Airport Services. Commercial Services consist of services that are not considered essential to the operation of an airport, such as the lease of space to retailers, restaurants and banks. The following table presents the Company's revenues for the years ended December 31, 2002, 2003 and 2004, using the classifications established under the Airport Law and its regulations (see below for discussion of revenue regulation):



                                                                           Year ended
                                                                          December 31,
                                                    -------------------------------------------------------
                                                          2002                2003               2004
                                                          ----                ----               ----
Regulated services:
  Airport services                                  Ps.   1,168,918     Ps.   1,296,505     Ps.   1,556,585
                                                    ---------------     ---------------     ---------------

Non-regulated services:
  Airport services:
    Access fees from non-permanent
    ground transportation                                     2,461               5,402               7,846
    Car parking lots and related access fees                 16,657              21,436              25,734
    Other access fees                                         1,912               1,853               3,139
  Commercial services                                       159,887             211,114             369,403
  Other services                                              7,057               6,452              13,269
                                                    ---------------     ---------------     ---------------

Total non-regulated services                                187,974             246,257             419,391
                                                    ---------------     ---------------     ---------------

                                                    Ps.   1,356,892     Ps.   1,542,762     Ps.   1,975,976
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

To avoid exceeding the maximum rate established at an airport for any given year, the Company may issue rebates or discounts to custumers as price adjustments. These price adjustments constitute a reduction of the selling prices (i.e. the amounts originally billed to the custumers for services rendered), and, therefore, are characterized as a reduction of the related revenues recognized during the year. All discounts and rebates are issued and recorded in the same year as the service is provided.

The Company received an official communication from the Ministry of Communications and Transportation indicating compliance with the maximum rates at each airport for periods from 1999 through 2003 and expects to receive an official communication indicating compliance with the maximum rates at each airport for the year ended December 31, 2004.

j) Transactions in foreign currency and exchange rate differences

Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rates in effect as of the balance sheet dates. Currency exchange fluctuations are included in income for the period and reflected in comprehensive financing cost.

k) Deferred income tax, employees' statutory profit sharing and tax on dividends

Deferred income tax is recorded using the full-scope method of assets and liabilities, which consist of determining deferred income tax by applying the corresponding tax rate to the differences between the book and tax values of assets and liabilities at the date of the financial statements.

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

Tax on dividends is recorded against retained earnings in accordance with Circular 35 issued by the MIPA. Any recovered tax on dividends previously paid is also recorded in retained earnings.

l) Comprehensive income

Comprehensive income is represented by the net income plus items required by specific accounting standards to be reflected in stockholders' equity but which do not constitute capital contributions, reductions or distributions. It is restated on the basis of Mexican CPI factors.

m) Earnings per share

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

The weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the years ended December 31, 2002, 2003 and 2004. Options to purchase newly issued shares representing 5%, 3% and 3% of total shares outstanding, at the time of exercise, each determined on a fully diluted basis, were outstanding during the years ended December 31, 2002, 2003 and 2004 but were not included in the computation of diluted earnings per share because the assumed exercise would be antidilutive.

n) Concentrations

Trade receivables consist primarily of receivables from major domestic and international airlines. Approximately 50% and 62% of trade receivables as of December 31, 2003 and 2004, respectively, were receivable from air carriers and other entities controlled by Cintra S. A. de C. V. ("Cintra") including Mexicana, Aeromexico, Aerocaribe, Aerocozumel and Aerolitoral. A majority of Cintra's capital stock is owned by the Institute for the Protection of Bank Savings, a decentralized entity within the Mexican federal public administration, and by the Mexican government.

Approximately 27%, 23% and 19% of total revenues for the years ended December 31, 2002, 2003 and 2004, respectively, were generated from services provided to the air carriers and other entities controlled by Cintra. In addition, a significant portion of revenues is generated from services provided to a small number of customers.

Further, approximately 70%, 74% and 77% of revenues during the years ended December 31, 2002, 2003 and 2004, respectively, were generated from operations at the Cancun International Airport.

o) Recently issued accounting standards

The following accounting standards, which issued by the Mexican Institute of Public Accountants (IMCP), went into effect on January 1, 2005. Management considers that the adoption of these standards will not have a significant effect on its financial position or results of operations.

a) Bulletin B-7, "Acquisitions of Businesses", went into effect on January 1, 2005, which establish, among other things, the purchase method as the only method of accounting for the acquisition of a business, changes to the accounting treatment of goodwill, eliminating the amortization of goodwill as from the date on which that Bulletin went into effect and making it subject instead to annual impairment tests. The statement also provides specific rules for the acquisition of minority interests and the transfer of assets or the exchange of shares between entities under common control.

b) The amendments to Bulletin C-2, "Financial Instruments", went into effect on January 1, 2005. Its provisions require that the effects of valuing available for sale investments be recorded in stockholders equity and not in income for the year, and include rules for determining the effects of impairment of financial instruments.

c) Bulletin C-10 "Derivative Financial Instruments and Coverage Operations", went into effect on January 2005. This Bulletin, besides detailing recording, valuation and disclosure criteria applicable to all derivative financial instruments, requires that the effectiveness of hedges of cash flows and of net investment in subsidiaries located abroad be evaluated and that the effective portion of the gains or losses on hedging instruments be recognized within comprehensive income.

d) The amendments to Bulletin D-3, Labor Obligations, went into effect on January 1, 2005. These amendments provide additional valuation and disclosure rules for recognizing severance indemnities due to causes other than restructuring.

3.   Trade receivables, net

 As of December 31, 2003 and 2004, trade receivables, net consist of the following:


                                                         December 31,
                                                  ---------------------

                                                  2003             2004
                                                  ----             ----

     Trade receivables                       Ps.    185,374   Ps.   218,033
     Less: allowance for doubtful accounts           (6,035)         (5,737)
                                             --------------   -------------

     Net                                     Ps.    179,339   Ps.   212,296
                                             ==============   =============


The following table presents the roll forward of the allowance for doubtful accounts for the years ended December 31, 2002, 2003 and 2004:


                                                               December 31,
                                                  --------------------------------------

                                                  2002            2003             2004
                                                  ----            ----             ----

Balance at the beginning of the period       (Ps.  6,930)     (Ps.  6,469)     (Ps.   6,035)
Write-offs                                            86              187
Effects of inflation                                 375              247               298
                                              ----------       ----------       -----------

Balance at the end of the period             (Ps.  6,469)     (Ps.  6,035)     (Ps.   5,737)
                                              ==========       ==========       ===========


4. Machinery, furniture and equipment

As of December 31, 2003 and 2004, machinery, furniture and equipment, net consists of the following:

                                                       December 31,
                                                -------------------------
                                                2003                 2004
                                                ----                 ----

Machinery and equipment                   Ps.      66,973       Ps.      64,960
Office furniture and equipment                     51,448                58,529
Automotive equipment                               94,897                94,448
Improvements to concessioned assets (a)         1,092,523             1,310,478
Others                                              1,211                 4,146
                                          ---------------       ---------------

Total                                           1,307,052             1,532,561
Less: accumulated depreciation                   (189,307)             (260,489)
                                          ---------------       ---------------

                                                1,117,745             1,272,072

Construction in progress                          103,260               258,682
Advances to contractors                             5,739                21,135
                                          ---------------       ---------------

Net                                       Ps.   1,226,744       Ps.   1,551,889
                                          ===============       ===============

Depreciation expense for the years ended December 31, 2002, 2003 and 2004 was Ps.45,249, Ps.63,752 and Ps.86,809, respectively.

(a) Improvements to concessioned assets as of December 31, 2003 and 2004, were comprised of the following:

                                                    December 31,
                                               -------------------------
                                               2003                 2004
                                               ----                 ----

Buildings                                Ps.     459,992     Ps.      550,407
Air side                                         301,201              401,617
IT equipment                                      85,201               91,016
Land side                                         82,746               92,426
Technical installations                           12,930               17,775
Machinery and equipment                           23,831               25,456
Security equipment                               114,990              117,891
Others                                            11,632               13,890
                                         ---------------     ----------------

Total                                    Ps.   1,092,523     Ps.    1,310,478
                                         ===============     ================

5.  Airport concessions

As stated in note 1, in June 1998, the Ministry of Communications and Transportation granted to the Company the concessions to operate, maintain and develop nine airports in the Southeast region of Mexico for Ps.11,393,063 (December 31, 2004 constant pesos). The total cost of the airport concessions, at the acquisition date, were allocated to the rights to use the airport facilities based on the assets' depreciated replacement cost, as determined by an independent appraiser, and to certain environmental liabilities assumed based on management's best estimate of the actual costs to be incurred, with the excess acquisition cost allocated to the airport concessions as follows:

                                                                    Remaining
                                                                    estimated
                                                                   useful life
                                                                   -----------
                                                                     (years)

Acquisition cost                          Ps.   11,393,063
                                          ================
allocated to:
Rights to use airport facilities:
  Runways, taxiways, aprons               Ps.    1,418,475            41-43
  Buildings                                        458,807            18-44
  Other infrastructure                             118,379             25
  Land                                             613,757             44
                                          ----------------

                                                 2,609,418
Environmental liabilities                          (13,919)
Airport concessions                              8,797,564             44
                                          ----------------             ==

Total                                     Ps.   11,393,063
                                          ================

Total amortization expense for the years ended December 31, 2002, 2003 and 2004, was Ps.264,318, Ps.252,337 , and Ps.246,127, respectively.

Each of the Company's airport concessions contain the following basic terms and conditions:

o The concession holder has the right to administer, operate, maintain and use the airport facilities and undertake the construction, improvement or maintenance of the facilities in accordance with its Master Development Plan. The concession holder was required to submit, for approval, its Master Development Plan to the Ministry of Communications and Transportation by September 30, 1999, and is required to update the plan every five years. Each concession requires the Company to make minimum levels of investments at each airport through 2008 (see note 13).

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

                                                               Remaining
                                                               estimated
                                                             useful lives
                                                             ------------
                                                                (years)

Acquisition cost             Ps.   503,780
                             =============
allocated to:
Rights to use:
Buildings                    Ps.    52,541                       21-44
Other infrastructure                 7,590                       6-11
                             -------------

                                    60,131
Airport concessions                443,649                       1.5-5
                             -------------                       =====

Total                        Ps.   503,780
                             =============

Amortization of the rights to use the underlying facilities is recorded on a straight-line basis over the estimated remaining useful lives of the assets. Amortization of amounts allocated to airport concessions is recorded over the term of the rights acquired. Amortization expense for the years ended December 31, 2002, 2003 and 2004 was Ps.56,944, Ps.56,944 and Ps.56,944, respectively.

Through an agreement in March 2004, the Company terminated some lease agreements early at the Aeropuerto de Cancun, S. A. de C. V., with one of its operators of restaurants and convenience stores. The price of this transaction amounted to seven million US dollars, and is being amortized by using the straight-line method over the remaining lives of the original lease agreements signed by the parties.

7.  Stockholders' equity

At December 31, 2004, the minimum fixed capital with no withdrawal rights is $7,767,276 (nominal figure), represented by 300,000,000 ordinary nominative Class I shares with no par value, fully subscribed and paid in. The variable portion of the capital stock is represented by ordinary nominative Class II shares. Both classes of shares are of the type determined by the Stockholders at the meeting called to approve the issuance.

As of December 31, 2003 and 2004, capital stock was restated as follows:

                      Nominal                                    Restated
                       value              Restatement              value
                       -----              -----------              -----
Capital stock:
Fixed             Ps.   7,767,276       Ps.   3,705,362       Ps.  11,472,638
                  ===============       ===============       ===============

ASUR and each of its Subsidiaries are legally required to allocate at least 5% of their unconsolidated annual net income to a legal equity reserve fund. This allocation must be continued until the equity reserve is equal to 20% of the issued and outstanding capital stock of the relevant company. Mexican corporations may pay dividends only out of earnings after such allocation to the reserve fund. As of December 31, 2003 and 2004, the consolidated reserve fund balance was Ps.54,353 and Ps.68,880, respectively.

At the December 25, 2002 general stockholders' meeting, the shareholders agreed to reverse the repurchase of shares reserve amounting to Ps.49,779, against retained earnings.

At the April 29, 2004 general stockholders' meeting, the shareholders agreed to establish a reserve for the repurchase of shares amounting to Ps.159,919 (Ps.152,028 nominal), against retained earnings.

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

The exercise periods and the percentage of equity that can be acquired are as shown as follow:

                                           Percentage of then outstanding
                                           capital stock each determined
Exercise periods                              on a fully diluted basis
----------------                              ------------------------

December 18, 2001 to December 18, 2003 (1)               2%
December 18, 2002 to December 18, 2004 (1)               2%
December 18, 2003 to December 18, 2005                   1%
                                                         ==

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

Dividends

At the April 25, 2002 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps.513,300 (Ps.444,000 (nominal)), or Ps.1.48 (nominal) per share, thus giving rise to an income tax on dividends of Ps.283,140 (Ps.244,907 (nominal)), since they were not from the After-tax Earnings Account (see note 10).

At the April 28, 2003 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps.164,062 (Ps.150,000 (nominal)), or Ps.0.50 (nominal) per share), thus giving rise to an income tax on dividends of Ps.84,520 (Ps.77,275 (nominal)), since they were not from the After-tax Earnings Account (see note 10).

At the April 29, 2004 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps.176,721 (Ps.168,000 (nominal)), or Ps.0.50 (nominal) per share), thus giving rise to an income tax on dividends of Ps.64,566 (Ps.61,380 (nominal)), since they were not from the After-tax Earnings Account (see note 10).

During 2002, the Company requested an injunction against Article 11 of the Income Tax Law, which requires that dividends be grossed up in the event the dividends are not paid from the After-tax Earnings Account. On August 29, 2003, the Company was granted a favorable ruling and obtained the right to recover Ps.113,596 (net of fees and expenses) which could be applied against current and future tax obligations. During 2004, the Company recovered $24,125. Those amounts were credited against retained earnings. During 2003 and 2004, the Company utilized Ps.59,257 and Ps.79,481 (nominal) against its tax obligations, respectively.

Dividend will be tax free if paid out of the CUFIN (Net Taxable Income Account). Dividends paid in excess of the CUFIN balance will be subject to a tax equivalent to 42.85%, 40.84% and 38.91% if paid during fiscal 2005, 2006 and 2007, respectively. Tax due will be payable by the Company. It may be credited against Income Tax of the year or the Income Tax of the two immediately following fiscal years. Dividends paid will not be subject to any withholding tax.

In case of a capital reduction, any excess of stockholders' equity over paid-in capital accounts balances will be given the same tax treatment as a dividend, in accordance with the procedures provided for in the Income Tax Law.

Substantially all consolidated profits of the Company were generated by its Subsidiaries. Retained earnings can be distributed to the Stockholders of Asur to the extent that its Subsidiaries have distributed profits to ASUR.

8. Rentals under operating leases

The Company leases commercial space inside and outside the terminals to third parties under operating leases. The following is a schedule by years of minimum future rentals on noncancelable operating leases as of December 31, 2004 including minimum secured commercial lease agreements per passenger:

Period ending December 31:

2005                             Ps.     345,466
2006                                     393,240
2007                                     429,867
2008                                     467,754
2009                                     497,914
Thereafter                             2,330,327
                                 ---------------

Total                            Ps.   4,464,568
                                 ===============

9. Foreign currency balances and transactions

The foreign currency position of monetary items at December 31, 2003 and 2004, were as follows:

                               Foreign currency    Period end
                                   amounts       exchange rate    Mexican pesos
                                   -------       -------------    -------------
                                 (thousands)                       (thousands)

December 31, 2003 Assets:

Cash and marketable securities    US$   3,713         Ps.11.237       Ps. 41,723
Prepaids                                  457            11.237            5,135
Deposits                                   44            11.237              494
                                  ===========       ===========     ============
Liabilities:
Accrued expenses
 and other payables               US$     495            11.237            5,562
                                  ===========       ===========     ============


                               Foreign currency    Period end
                                   amounts       exchange rate    Mexican pesos
                                   -------       -------------    -------------
                                 (thousands)                       (thousands)

December 31, 2004 Assets:

Cash and marketable securities    US$  56,088        Ps.11.1495       Ps.625,388
Prepaids                                  571           11.1495            6,366
Deposits
Funds placed in trust:                  1,000           11.1495           11,149
                                  ===========       ===========      ===========
Liabilities:
Accrued expenses
 and other payables               US$   1,892           11.1495           21.094
                                  ===========       ===========      ===========

The principal foreign currency transactions during the year ended December 31, 2002, 2003 and 2004, were as follows:


                               Foreign currency     Average
                                   amounts       exchange rate    Mexican pesos
                                   -------       -------------    -------------
                                 (thousands)                       (thousands)

Year ended December 31, 2002
Income statement:
 Technical assistance fees and
   related costs                   US$  3,234        Ps. 10.043       Ps. 32,479
 Professional services expenses           487             9.762            4,754
Other                                   1,027             9.820           10,085
                                   ==========        ==========       ==========

Year ended December 31, 2003
Income statement:
 Technical assistance fees and
   related costs                  US$   2,196          Ps.10.97        Ps.24,090
Professional services expenses          1,111             10.93           12,143
Other                                   1,240             10.53           13,057
                                  ===========       ===========      ===========

                               Foreign currency     Average
                                   amounts       exchange rate    Mexican pesos
                                   -------       -------------    -------------
                                 (thousands)                       (thousands)

Year ended December 31, 2004
Income statement:
 Technical assistance fees and
   related costs                  US$   2,322         Ps. 11.59        Ps.26,912
Professional services expenses            664             11.82            7,848
Other                                   1,199             11.65           13,968
                                  ===========       ===========      ===========

The prevailing exchange rate between the Mexican Peso and the US dollar at December 31, 2003 and 2004 was Ps.11.2372 and Ps.11.1495, per US dollar, respectively. The exchange rate was Ps.11.1532 per US dollar on February 14, 2005.

10. Income tax, asset tax and employees' statutory profit sharing

The Company does not currently prepare a consolidated tax return.

Under current Mexican Income Tax Law, ASUR and its Subsidiaries must pay the higher of the income tax or the asset tax. The asset tax is a minimum tax, which is calculated as 1.8% of the average tax value of virtually all of the Company's assets (including the airport concessions), less the average tax value of certain liabilities (basically liabilities with Mexican residents excluding those with financial institutions or their intermediaries). The average tax value of each asset or liability is calculated differently depending on its classification under the tax law. The Company's subsidiaries are exempt from the asset tax through 2001, since they commenced operations in 1998. In 2002, 2003 and 2004, the Company incurred Ps.177,294, Ps.153,858 and Ps.173,426, respectively in asset taxes of which Ps.34,481, Ps.47,540 and Ps.51,565, respectively were directly charged to income for the year, since there was no certainty of its recoverability in the future. The asset taxes balance (after adjustments for recoverability) is estimated to be recovered in the following ten years, when income tax incurred exceeds asset tax in any of those years. The asset tax is restated by applying factors derived from the NCPI.

Employees' statutory profit sharing in Mexico is determined for each Subsidiary, rather than on a consolidated basis. Under Mexican law, the Company became Subject to the Employees' statutory profit sharing beginning January 1, 2000.

The components of income tax and employees' statutory profit sharing expense for the years ended December 31, 2002, 2003 and 2004 are as follows:

                                                   For the years
                                                 ended December 31,
                                          --------------------------------

                                          2002          2003          2004
                                          ----          ----          ----

Income tax-deferred                  Ps.   129,607  Ps.   196,435  Ps.   160,500
Employees' statutory profit sharing          2,406
                                     -------------  -------------  -------------
Provision for income tax
   and employees' statutory
   profit sharing                    Ps.   133,642  Ps.   196,435  Ps.   160,500
                                     =============  =============  =============

The following items represent the principal differences between income tax computed at the statutory tax rate and the Company's provision for income taxes for the years ended December 31, 2002, 2003 and 2004:

                                                      For the
                                                    years ended
                                                    December 31,
                                          ---------------------------------

                                          2002           2003          2004
                                          ----           ----          ----

Tax at statutory rate                      (35%)         (34%)         (33%)
Non-deductible items and other
permanent differences                       (2%)            1%            6%
Increase in valuation allowance, net        (7%)          (3%)          (3%)
Change in income tax rate                    12%            1%           14%
                                        --------      --------      --------

Provision for income taxes                 (32%)         (35%)         (16%)
                                           =====         =====         =====

As a result of the amendments enacted to the Income Tax Law enacted on November 13, 2004, the Income Tax rate will be 30%, 29% and 28% in 2005, 2006 and 2007, respectively. Accordingly, the effect of these reductions of the Income Tax rate was considered in the valuation of deferred income tax, thereby reducing the related liability at December 31, 2004 in the amount of $113,824, and increasing net income by the same amount.

The tax and employee's statutory profit sharing effects of temporary differences that give rise to significant deferred tax and employee's statutory profit sharing assets and liabilities at December 31, 2003 and 2004, are as follows:

                                                                        December 31,
                                                             ----------------------------------
                                                                  2003                 2004
                                                                  ----                 ----
Deferred income tax
Deferred tax assets:
     Tax loss carryforwards                                  Ps.     460,759      Ps.   415,464
     Other                                                            14,412             17,812
     Valuation allowance                                             (56,030)           (77,289)
                                                             ---------------      -------------

                                                                     419,141            355,987
Deferred tax liabilities:
     Airport concessions, rights to use
        airport facilities and machinery furniture
        and equipment                                             (1,121,702)        (1,197,025)
     Other                                                            (3,436)           (21,681)
                                                             ---------------       ------------
                                                                  (1,125,138)        (1,218,706)
                                                             ---------------       ------------
Net deferred tax liabilities before recoverable asset tax           (705,997)          (862,719)

Recoverable asset tax, net of valuation allowance
of Ps.82,020 and Ps.133,585, respectively                            242,347            364,208
                                                             ---------------      -------------

Net deferred tax liabilities                                 Ps      463,650)    (Ps    498,511)
                                                             ===============      =============

                                                                       December 31,
                                                           ------------------------------------
                                                                 2003                 2004
                                                                 ----                 ----
Deferred employees' statutory profit sharing:
Net deferred employees' statutory profit sharing
   liabilities recognized in respect of all the non
   recurring temporary differences generated during
   the period, between the tax and the book basis          (Ps.      39,441)    (Ps.    37,496)
                                                            ---------------      -------------

Net deferred income tax and employees'
   statutory profit sharing liabilities                    (Ps.     503,091)    (Ps.   536,007)
                                                            ===============      =============

Based on the weight of available evidence as of December 31, 2003 and 2004, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2003 and 2004, for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

For tax purposes, the Company is currently amortizing the value of its airport concessions at rates ranging from 6% to 10%. Tax losses (including those generated from the tax amortization of the airport concessions) may be carried forward until the expiration of the initial term of the concessions. As of December 31, 2003 and 2004, the Company had tax loss carryforwards of approximately Ps.1,439,872 and Ps.1,483,798, respectively.

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

In the years ended on December 31, 2002, 2003 and 2004, technical assistance expenses were Ps.40,933 Ps.48,519 and Ps.66,956, respectively.

ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

ITA's Series "BB" shares were placed in a trust to, among other things, ensure performance under the technical assistance agreement.

12. Related party transactions

In addition to the revenues earned from Cintra, the Company recorded revenues from several Mexican federal and state government agencies. Revenues from related parties excluding Cintra were Ps.2,973 , Ps.6,722 and Ps.11,871 for the years ended December 31, 2002, 2003 and 2004, respectively.

During the years ended December 31, 2002, 2003 and 2004, the Company recorded expenses of Ps.58,583 , Ps.57,090 and Ps.61,856, respectively, for electricity, waste disposal, water and other services obtained from entities or agencies of the Mexican federal government.

Also, see notes 2(n), 7 and 11 for disclosures concerning certain other transactions with related parties.

13. Commitments and contingencies

Commitments:

a) In 2003, the Company entered into a 12 month operating lease for monthly payments of US$26,385. In 2004, the Company entered into a new 11 month operating lease for monthly payments of US$26,385.

    Rental expense was approximately Ps.3,857, Ps.3,971 and Ps.3,356 for the years ended December 31, 2002, 2003 and 2004, respectively.

b) On December 30, 2003, the Company received the Ministry of Communications and Transportation approval for its Master Development Plan ("MDP") for each of the nine airports for the period from 2004 through 2008. Based on the MDPs presented, the Company has agreed to make total improvements of $1,674,010 from 2004 through 2008, as follows:

                   Period                             Amount (1)
                   ------                             ----------

                   2004                           Ps.     365,768
                   2005                                   666,762
                   2006                                   168,957
                   2007                                   280,147
                   2008                                   192,376
                                                  ---------------

                   Total                          Ps.   1,674,010
                                                  ===============

(1) Expressed in thousands of pesos in purchasing power as of December 31, 2004 applying Mexican National Construction Price Index factors according with the MDP's terms.

Contingencies:

a) The operations of the Company are subject to Mexican federal and state laws and regulations relating to the protection of the environment. Under these laws, regulations have been issued concerning water and air pollution, environmental impact studies, noise control and hazardous wastes. The Ministry of the Environment, Natural Resources and Fishing can bring administrative, civil and criminal proceedings against companies that violate environmental laws and has the power to close non-complying facilities.

b)  Aeronautica Civil ("DGAC") filed a lawsuit against Aeropuerto de Cancun, S.
    A. de C. V., for supposed failure to comply with the 2002 investment plan. The Company addressed all inquiries by the Authorities in time and form and submitted evidence supporting the fact that there has been no such failure to comply with the plan. No resolution has been issued to date.

c) At present, there are two labor-law claims against the Company. The Company is in the process of presentation of documentary evidence. Moreover, no ruling has been handed down at the date of this report.

d) On April 28, 2004, through official communication 330-SAT-31-4-775, the Administration of Large Income Taxpayers of Merida of the Ministry of Finance and Public Credit partially rejected the admissibility of the offsets carried out by the Company in fiscal 2003. In view of the ruling handed down discussed above, the Company resorted to the judge, who granted the writ of amparo (appeal for constitutional relief) against Article 11 of the Income Tax law that binds companies to gross up dividends declared to its Stockholders (see note 7), to declare the rejection of the Tax Authorities of accepting the offset carried out. Through the order dated July 2, 2004, the Second District Judge in administrative matters ordered the Local Collection Administration of Large Income Taxpayers of Merida to notify that Judicial Authority if it has permitted the Airports of Cancun and Merida to carry out the offset, in conformity with paragraph eight of
    Article 22 of the Federal Internal Code. To date no ruling has been handed down thereon.

e) On June 30, 1999, the Company obtained the rights to operate the businesses of Cancun Air, Dicas and Aeropremier through the early termination of their agreements with the Company. Under Mexican tax law, the Company could be interpreted to be the successor to these businesses and thus could be jointly and severally liable for any tax contingencies relating to periods prior to June 30, 1999, up to the value of these businesses and until five years following the date the liability initially should have occurred. The Company is not able to determine the likelihood of any potential tax liability. The Company is entitled to indemnification from the prior operators of these businesses in the event that the Company is held responsible for any such tax liability.

f) Claims have been asserted against the Company by the municipalities of Cozumel, Merida and Veracruz or the payment of property taxes in respect of the land comprising the airports in those communities. Based on the opinion of outside counsel, management believes that there is no legal basis for these claims and the Company intends to take legal action to have the claims dismissed.

g) On April 23, 2003, the Company was informed by the Ministry of Finance and Public Credit of claims for the payment of employees' statutory profit sharing for the years ended December 31, 1999 of approximately Ps.1.181 (nominal) to Employees of the Villahermosa Airport. Management believes that there is no legal basis for these claims and the Company management filed an appeal against said resolution, but no reply has been received yet.

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


Year ended
                                                                                          Consolidation
December 31, 2002    Cancun     Cozumel    Merida    Villahermosa  Servicios     Other     adjustments       Total
-----------------    ------     -------    ------    ------------  ---------     -----     -----------       -----
Total revenues      Ps.980,236  Ps.54,073 Ps.102,775   Ps.69,522   Ps.179,068  Ps.150,286   (Ps.179,068)   Ps.1,356,892
Operating
income (loss)          417,028     (5,143)     8,964       7,535        4,048     135,103      (179,068)        388,467
Total assets         8,078,355    745,502  1,001,554     681,730       45,070  13,756,982   (11,968,075)     12,341,118
Capital
expenditures           152,385     50,734     22,892       8,137        2,181      53,590                       289,919
Depreciation and
  amortization         228,680     17,341     29,407      18,918        2,800      69,365                       366,511

Year ended                                                                                Consolidation
December 31, 2003    Cancun     Cozumel    Merida    Villahermosa  Servicios     Other     adjustments       Total
-----------------    ------     -------    ------    ------------  ---------     -----     -----------       -----

Total revenues    Ps.1,135,667  Ps.56,524 Ps.108,056   Ps.69,522   Ps.167,079  Ps.187,401   (Ps.181,487)   Ps.1,542,762
Operating
income (loss)          528,899     (2,651)    11,200      17,021        1,554     (28,139)                      527,884
Total assets         8,412,584    757,693  1,012,276     696,096       34,611  13,983,955   (12,292,867)     12,604,235
Capital expenditures   104,015     28,257     43,815      27,324        3,168     145,251                       351,830
Depreciation and
  amortization         235,337     18,699     31,253      19,335        1,960      66,449                       373,033

Year ended
                                                                                           Consolidation
December 31, 2004     Cancun     Cozumel    Merida    Villahermosa  Servicios     Other     adjustments       Total
-----------------     ------     -------    ------    ------------  ---------     -----     -----------       -----
Total revenues    Ps.1,510,394  Ps.78,935 Ps.117,190   Ps.77,356   Ps.177,370  Ps.207,883   (Ps.193,152)   Ps.1,975,976
Operating
income (loss)          796,465     14,437     14,333      19,832        9,511     176,184      (193,152)        837,610
Total assets         8,916,728    755,637  1,003,194     684,299       32,961  14,363,578   (12,701,867)     13,054,530
Capital expenditures   262,009     10,851     17,939      26,392        1,100      93,663                       411,954
Depreciation and
  amortization         254,716     20,378     34,616      20,510        2,087      67,240                       399,547

The accounting policies of the reportable segments are the same as those described in note 2.

15. Differences between Mexican GAAP and US GAAP

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States of America ("US GAAP"). The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 2), whereas consolidated financial statements prepared in accordance with US GAAP are presented on a historical cost basis. The reconciliation does not include the reversal of adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP and the effect on the Company's net income and stockholders' equity are presented below with an explanation of the adjustments:

                                                                         For the year ended December 31,
                                                               -------------------------------------------------
                                                                    2002            2003               2004
                                                                    ----            ----               ----
Reconciliation of net income:

Net income as reported under
  Mexican GAAP                                                 Ps.  240,934      Ps.   290,529     Ps.   606,992
                                                               ------------      -------------     -------------

US GAAP adjustments:
  Amortization of airport concessions                               175,974            175,974           175,974
  Amortization of rights to use airport facilities                   23,330             19,529            16,704
  Contract termination fee on leasehold agreement                                                        (67,959)
  Depreciation of machinery, furniture
  and equipment                                                       5,894              4,652
  Deferred technical assistance fees                                (16,129)            (4,931)
  Deferred employees' statutory profit sharing                     (101,902)           (99,330)          (98,074)
  Deferred income taxes, net of
  inflation effects                                                (423,234)          (132,088)         (344,730)
  Tax on dividends, net                                            (283,140)            36,216           (38,877)
  Professional fees for recovered tax
  on dividends                                                                          (7,137)           (1,565)
                                                               ------------      -------------     -------------

Total US GAAP adjustments                                          (619,207)            (7,115)         (358,527)
                                                               ------------      -------------     -------------

Net (loss) income under US GAAP                               (Ps.  378,273)     Ps.   283,414     Ps.   248,465
                                                               ============      =============     =============

Basic and diluted earnings per share                          (Ps.     1.26)     Ps.      0.94     Ps.      0.83
                                                               =============     =============     ==============

                                                             As of December 31,
                                                             ------------------
                                                         2003                  2004
                                                         ----                  ----
Reconciliation of stockholders' equity:

Total stockholders' equity reported under
  Mexican GAAP                                       Ps.  11,936,476    Ps.  12,326,306
                                                     ---------------    ---------------

US GAAP adjustments:
  Airport concessions                                     (7,888,697)        (7,712,723)
  Rights to use airport facilities                          (476,190)          (459,486)
  Contract termination fee on leasehold agreement                               (67,959)
  Deferred employees' statutory profit
     sharing                                                 595,434            497,359
  Deferred income taxes                                    2,496,606          2,151,876
                                                     ---------------    ---------------

Total US GAAP adjustments                                 (5,272,847)        (5,590,933)
                                                     ---------------    ---------------

Total stockholders' equity under US GAAP             Ps.   6,663,629    Ps.   6,735,373
                                                     ===============    ===============

A summary of the Company's statement of changes in stockholders' equity with balances determined under US GAAP are as follows:

Balance at December 31, 2002                                 Ps.    6,544,277
Net loss                                                              283,414
Dividends paid                                                       (164,062)
                                                             ----------------

Balance at December 31, 2003                                        6,663,629
Net income                                                            248,465
Dividends paid                                                       (176,721)
                                                             ----------------

Balance at December 31, 2004                                 Ps.    6,735,373
                                                             ================

The following tables present the condensed consolidated balance sheets and statements of income of the Company, including all US GAAP adjustments, as of December 31, 2003 and 2004, and for the years ended December 31, 2002, 2003 and 2004.

                                                    As of December 31,
                                                    ------------------
                                               2003                  2004
                                               ----                  ----
Assets
Current assets:
Cash and cash equivalents                 Ps.     456,030     Ps.     952,045
Other current assets                              618,784             483,032
                                          ---------------     ---------------

Total current assets                            1,074,814           1,435,077
                                          ---------------     ---------------

Machinery, furniture and equipment - net        1,226,744           1,551,890
Airport concessions - net                         193,991             138,586
Rights to use airport facilities - net          1,743,798           1,688,810
Deferred employees' statutory profit
    sharing                                       557,938             459,863
Deferred income taxes                           2,027,967           1,652,621
                                          ---------------     ---------------

Total assets                              Ps.   6,825,252     Ps.   6,926,847
                                          ===============     ===============

                                                    As of December 31,
                                                    ------------------
                                                2003                 2004
                                                ----                 ----
Liabilities and Stockholders' Equity
Seniority premiums                         Ps.         640    Ps.         489
Other current liabilities                          160,983            190,985
                                           ---------------    ---------------

Total liabilities                                  161,623            191,474
                                           ---------------    ---------------

Capital                                          6,264,882          6,264,882
Legal reserve                                       54,353             68,880
Reserve for repurchase of stock                                       159,919
Retained earnings                                  344,394            241,692
                                           ---------------    ---------------

Total stockholders' equity                       6,663,629          6,735,373
                                           ---------------    ---------------

Total liabilities and stockholders' equity Ps.   6,825,252    Ps.   6,926,847
                                           ===============    ===============

                                                           For the years ended
                                                               December 31,
                                              -------------------------------------------------
                                                   2002             2003              2004
Net revenues                                  Ps.  1,356,892  Ps.    1,542,762  Ps.   1,975,976
                                              --------------  ----------------  ---------------

Cost of services                                    (491,222)         (507,104)        (566,930)
General and administrative
  expenses                                          (133,146)         (132,222)        (203,830)
Depreciation and amortization                       (161,314)         (172,879)        (197,202)
Other expenses                                      (108,737)         (125,628)        (167,283)
                                              --------------  ----------------  ---------------

Operating expenses                                  (894,419)         (937,833)      (1,135,245)
                                              --------------  ----------------  ---------------

Operating income                                     462,473           604,929          840,731
                                              --------------  ----------------  ---------------

Net comprehensive financing income (cost)             29,716             7,729          (32,484)
Income tax expense                                  (870,462)         (329,244)        (559,782)
                                              --------------  ----------------  ---------------

Net (loss) income                            (Ps.    378,273) Ps.      283,414  Ps.     248,465
                                              ==============  ================  ===============


Net comprehensive financing income (cost)

Net comprehensive financing income and other expenses for the years ended December 31, 2003 and 2004 is reconciled to US GAAP as follows:

                                                                                        For the year ended December 31
                                                                              ------------------------------------------------

                                                                                    2002            2003             2004
Net comprehensive financing income (cost)  per Mexican GAAP                       Ps. 29,716     Ps. 25,470      (Ps. 28,706)
      Reclassification of monetary gain related to deferred income taxes                           (10,603)           (3,778)
         to the deferred income tax line item for US GAAP purposes (1)
                                                                                   ---------       --------        ---------
Net comprehensive financing income (cost) per U.S. GAAP                            Ps.29,716       Ps.7,729       (Ps.32,484)
                                                                                   =========       ========        =========

Represents the reclassification of the purchasing power gain resulting from the beginning of the year monetary deferred tax liability balance which, under the Mexican Bulletin D-4 "Accounting for Deferred Income Taxes", is included in the "Net comprehensive financing (cost) income" line item whereas for US GAAP purposes, it is considered a component of the deferred tax provision line item. (See explanation of the adjustment under "Deferred income taxes" below).

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

Airport concessions, rights to use airport facilities and environmental liabilities

Under Mexican GAAP, the acquisition cost of the nine airport concessions was allocated to the rights to use the airport facilities and to the environmental liabilities assumed, with the remainder allocated to airport concessions. The amount allocated to the rights to use the airport facilities was based on the results of an independent appraisal. The fair values of the environmental liabilities assumed are based on management's best estimate of the actual costs to be incurred and reflect the terms of a new agreement with the environmental Authorities.

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

As disclosed in note 7, ASUR granted ITA stock options to acquire additional shares in ASUR provided that ITA has complied with its obligations under the technical assistance agreement. Under US GAAP, the fair value of the options is recognized as deferred technical assistance fee with a corresponding increase to stockholders' equity. The deferred technical assistance fee is recognized as additional compensation expense beginning from the date of grant through the dates the options become exercisable. The estimated fair value of the options was Ps.110,680 at the date of grant. The fair value was based on an independent appraisal and determined using the Black-Scholes model.

The stock options break down as follows:

                                                                                       Amortization
    Date of grant          Fair value at the date of grant        Exercise period         period          Annual amortization
                                             (In thousands of
                         (Historic Dollar   Pesos of December                                            (In thousands of Pesos
                             amounts)           31, 2004)                                                of December 31, 2004)
      12/18/1998            2,730,000             39,545        12/18/2001-12/18/2003     3 years                13,182
      12/18/1998            3,150,000             45,630        12/18/2002-12/18/2004     4 years                11,408
      12/18/1998            1,761,000             25,505        12/18/2003-12/18/2005     5 years                 5,101
                                                                                                                 ======
                        ---------------------------------------
        Total               7,641,000            110,680
                        ---------------------------------------

During the years ended December 31, 2002, 2003 and 2004, the Company recognized, additional compensation expense of Ps.16,129, Ps.4,931 and Ps.0, respectively, which is presented as General and administrative expense in the condensed consolidated statements of income. These amounts were computed as follows:

In 2002:  13,182*0 + 11,408*353/365 + 5,101 = 16,129

In 2003:  13,182*0 + 11,408*0 + 5,101*353/365 = 4,931

Where, Ps.13,182, Ps. 11,408 and Ps. 5,101 correspond to the annual amortization of each option tranch and 353/365 represents the fraction of a year equivalent to the period from January 1 to December 18. (see table above)

As of December 31, 2004 no options have been exercised.

Deferred income taxes

Accounting for income taxes in accordance with Bulletin D-4 is similar to accounting for income taxes in accordance with US GAAP, SFAS No. 109 ("SFAS 109"), "Accounting for Income Taxes" as they relate to the Company.

Bulletin D-4 requires that the change in net deferred income taxes during the period resulting from inflation on monetary deferred tax assets and liabilities be recorded against the gain or loss on monetary position. For US GAAP purposes, the Company applied the guidance in EITF 93-9, "Application of FASB Statement No. 109 in Foreign Financial Statements Restated for General Price-Level Changes" and consequently, the deferred tax expense is calculated comparing beginning and ending deferred tax balances on a constant currency basis (i.e. December 31, 2004 constant pesos). The monetary gain related to deferred income taxes for the years ended December 31, 2003 and 2004 amounted to Ps. 10,603 and Ps.3,778, respectively.

The deferred tax adjustments required to reconcile stockholders' equity and net income under Mexican GAAP to US GAAP as of and for the years ended December 31, 2002, 2003 and 2004, result from the differences in accounting for the airport concessions, the rights to use airport facilities, the machinery, furniture and equipment, the contract termination fee on leasehold agreements and the difference in presenting the effects of inflation.

The components of income tax expense, prepared after considering the impact of US GAAP adjustments, for the years ended December 31, 2002, 2003 and 2004 are as follows:

                                           For the years ended
                                                December 31,
                             ------------------------------------------------
                                 2002              2003            2004
                                 ----              ----            ----

Asset tax                    (Ps.   34,481)  (Ps.    47,540) (Ps.     23,698)
Tax on dividends, net             (283,140)          36,216          (38,877)
Deferred income tax               (552,841)        (317,920)        (497,207)
                              ------------    -------------   --------------

Income tax expense           (Ps.  870,462)  (Ps.   329,244) (Ps.    559,782)
                             =============    =============   ==============

For the year ended December 31, 2004 as a result of the tax rate reduction, the Company reduced its deferred tax asset by Ps.191,022 with a corresponding charge to income.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of US GAAP adjustments, at December 31, 2003 and 2004 are as follows:

                                                       December 31,
                                                       ------------

                                                2003                 2004
                                                ----                 ----
Deferred tax assets:
     Airport concessions, rights to
     use airport facilities and machinery
     furniture and equipment               Ps.   1,551,030      Ps.   1,086,504
     Tax loss carryforwards                        460,759              415,464
     Recoverable asset tax                         324,368              497,794
     Recoverable tax on dividends                   84,520              124,961
     Other                                          14,412               17,812
     Valuation allowance                          (403,684)            (487,261)
                                           ---------------      ---------------

                                                 2,031,405            1,655,274

Deferred tax liabilities                            (3,438)              (2,653)
                                           ---------------      ---------------

Net deferred income tax assets             Ps.   2,027,967      Ps.   1,652,621
                                           ===============      ===============

Based on cumulative tax losses in recent years, valuation allowances were recognized as of December 31, 2003 and 2004, for the amount of the net deferred tax assets (including net operating loss carryforwards) and asset tax credit carryforwards for the airports of Huatulco, Minatitlan, Cozumel and Tapachula and for Servicios Aeroportuarios del Sureste S.A. de C.V. and Grupo Aeroportuario del Sureste, S.A. de C.V.

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

The components of Employees' statutory profit sharing expense, prepared after considering the impact of US GAAP adjustments, for the years ended December 31, 2002, 2003 and 2004 are as follows:
                                          For the years ended
                                             December 31,
                      ----------------------------------------------------------
                           2002                    2003                 2004
                           ----                    ----                 ----

Deferred              (Ps.   101,902)          (Ps.   99,330)     (Ps.   98,074)
                       -------------            ------------       ------------

                      (Ps.   101,902)          (Ps.   99,330)     (Ps.   98,074)
                       =============            ============       ============

The effects of temporary differences that give rise to significant deferred employees' statutory profit sharing assets, prepared after considering the impact of US GAAP adjustments, at December 31, 2003 and 2004 are as follows:

                                                     December 31,
                                                     ------------

                                                2003               2004
                                                ----               ----
Deferred assets:
Airport concessions, rights to use
airport facilities and machinery, furniture
and equipment                               Ps.   484,696     Ps.    388,037
Tax loss carryforwards                            143,987            148,380
Other                                               4,367              5,976
Valuation allowance                               (74,072)           (81,600)
                                            -------------     --------------

                                                  558,978            460,793
Deferred liabilities                               (1,040)              (930)
                                            -------------     --------------

Net deferred employees'
  statutory profit sharing asset            Ps.   557,938     Ps.    459,863
                                            =============     ==============

Tax on dividends

Under Mexican GAAP, tax on dividends is recorded as a reduction of retained earnings. For the years ended December 31, 2003 and 2004, the Company paid tax on dividends amounting to Ps.84,520 and Ps.64,566, respectively. Under US GAAP, tax on dividends is recorded as a tax expense since in accordance with Mexican Tax Law it can be used to reduce future taxable income in the year incurred and the following two years. During the year ended December 31, 2003 and 2004, the Company recovered Ps. 113,596 and Ps.24,125 (net of Ps. 7,137 and Ps.1,565 of related professional fees), respectively, which under Mexican GAAP was recorded as a credit to retained earnings. Under US GAAP, the recovered tax on dividends was recorded as an income tax benefit in the income statement.

Long-lived assets

Under Mexican GAAP, the Company tests its airport concessions, rights to use airport facilities and other long-lived assets for impairment following Bulletin C-15. Bulletin C-15 establishes guidance for the identification of certain events that represent evidence of a potential impairment in long-lived assets, tangible and intangible and for the estimation and recognition of losses for impairment and their reversal.

Under US GAAP, SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" requires grouping a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Pursuant to SFAS 144 offsetting of unrealized losses on some assets by unrealized gains on other assets is appropriate when a long-lived asset that is not an individual source of cash flows is part of a group of assets that are used together to generate joint cash flows. The Company does not have the option to curtail any of the concessions, nor does it have the option to close an individual airport or sell and individual airport concession to a third party. Each of the above actions would be considered a breach of the concession contracts which would allow the Ministry of Communications and Transportation to revoke all of the concessions. Therefore, the aggregate of the Company's nine airports are grouped together for impairment testing purposes. In addition, given that all of the assets associated with the operation and maintenance of the airports (i.e. concession rights, the rights to use airport facilities -including the rights of Cancun Air, Dicas and Aeropremier, buildings, air side and land side improvements, machinery and equipment) are interdependent and are all needed for the generation of the cash flows, the combined carrying value of such assets is compared to the combined future cash flows of the nine airports for purposes of the impairment test.

The impairment test for rights to use airport facilities and other long-lived assets performed by the Company under Mexican GAAP is substantially similar to the one that would be performed under US GAAP, except that estimated cash flows are discounted.

No impairment indicators for the airport concessions, rights to use airport facilities and other long-lived assets that would suggest that the carrying value was not recoverable were present during 2003 and 2004.

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

Restructure, contract termination fees and loss on natural disaster

Under Mexican GAAP, restructure costs, certain contract termination fees and loss on natural disaster were charged against the results of operations as an extraordinary item. Under US GAAP, restructure costs, contract termination fees and loss from natural disaster would be considered an operating expense. These charges have been reclassified as an operating expense in the US GAAP condensed consolidated income statement.

Contract termination fee on leasehold agreements

Under Mexican GAAP, the Company capitalized a one-time termination fee on a concessionaire's leases at the Cancun airport, which is being amortized over the remaining lives of the original lease agreements (see note 6). Under US GAAP, pursuant to SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" this fee represents a contract termination cost that should be expensed when the Company terminates the leases. Therefore, a charge of Ps. 67,959 has been taken to income in the US GAAP reconciliation.

Concentrations

As of December 31, 2003 and 2004, the Company maintained its cash and marketable securities with a major Mexican brokerage firm and other Mexican financial institutions. The Company would be adversely affected in the event of non-performance by any of these institutions. Management does not anticipate non-performance.

Supplemental Cash Flow Information

Mexican GAAP Bulletin B-12, "Statements of Changes in Financial Position" ("Bulletin B-12"), specifies the appropriate presentation of the statement of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending consolidated financial statement balances in constant pesos. Under US GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows of the Company for the years ended December 31, 2002, 2003 and 2004, prepared after considering the impact of US GAAP adjustments. The cash flow statements present nominal cash flows during the periods, adjusted to December 31, 2004, purchasing power.

                                                                     For the years ended
                                                                         December 31,
                                                      --------------------------------------------------
                                                            2002             2003              2004
                                                            ----             ----              ----
Operating activities:
Net income (loss) under US GAAP                       (Ps.   378,273)    Ps.   283,414   Ps.    248,465
Adjustments to reconcile net income to
cash flows provided  by operating activities:
     Loss from monetary position                              34,540            36,524           70,976
     Asset tax, tax on dividends and deferred
     income taxes                                            699,953           175,388          402,266
     Deferred employees' statutory profit sharing            103,531            99,330           98,074
     Depreciation and amortization                           161,314           172,879          197,202
     Other expenses                                           16,128             4,929
Changes in operating assets and liabilities:
   Trade receivables                                         (40,316)           (4,497)         (41,808)
   Recoverable taxes and other current assets                  1,457           (34,377)          38,496
   Trade accounts payable                                      1,319             8,104              808
   Accrued expenses and other payables                        45,084            23,610           37,759
                                                      --------------    --------------   --------------

Cash flows provided by operating activities                  644,737           765,304        1,052,238
                                                      --------------    --------------   --------------

Investing activities:
Proceeds of short-term investments                          (168,743)         (415,389)        (585,586)
Payments of short-term investments                           458,792           184,229          668,426
Purchase of other rights and machinery
  furniture and equipment                                   (289,919)         (351,830)        (411,954)
                                                      --------------    --------------   --------------
Cash flows  provided by (used in) investing
  activities                                                     130          (582,990)        (329,114)
                                                      --------------    --------------   --------------

Financing activities:
Payment of tax on dividends                                 (283,140)          (84,520)        (176,721)
Payment of dividends                                        (513,300)         (164,062)         (64,566)
                                                      --------------    --------------   --------------

Cash flows used in financing activities                     (796,440)         (248,582)        (241,287)
                                                      --------------    --------------   ---------------

Effects of inflation on cash and cash equivalents            (10,825)           41,338           14,178
                                                      --------------    --------------   --------------

Decrease in cash and cash equivalents                       (162,398)          (24,930)         496,015
Cash and cash equivalents at beginning of period             643,358           480,960          456,030
                                                      --------------    --------------   --------------

Cash and cash equivalents at end of period            Ps.    480,960    Ps.    456,030   Ps.    952,045
                                                      ==============    ==============   ==============

Supplemental cash disclosures:
Asset tax and tax on dividends paid                   Ps.    436,416    Ps.    238,377   Ps.    222,082
                                                      ==============    ==============   ==============

Supplemental non-cash disclosures:
Recovered tax on dividends                            Ps.               Ps.    120,522   Ps.     25,690
                                                      ==============    ==============   ==============

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29" ("SFAS 153"). APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB29"), is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The Company does not expect that the adoption of SFAS 153 will have a material impact on the consolidated financial statements.

In December 2004, the FASB revised its SFAS No. 123 "Accounting for Stock Based Compensation" ("SFAS 123R"). The revision establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. This revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the Employee is required to provide service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The Company does not expect that the adoption of SFAS 123R will have a material impact on the consolidated financial statements.