Form 20-F
period 2005-12-31
SOUTHEAST AIRPORT GROUP
filed 2006-06-29
CIK 1123452

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2005

                         Commission File Number: 1-15132

                 GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.
             (Exact name of registrant as specified in its charter)

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

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                     NAME OF EACH EXCHANGE
             TITLE OF EACH CLASS:                     ON WHICH REGISTERED
             --------------------                    ---------------------
Series B Shares, without par value, or shares   New York Stock Exchange, Inc.*

American Depositary Shares, as evidenced by
   American Depositary Receipts, ADSs, each
   representing ten shares                      New York Stock Exchange, Inc.

----------
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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
REPORT: SERIES B SHARES, WITHOUT PAR VALUE: 255,000,000

INDICATE BY CHECK MARK IF THE REGISTRANT IS A WELL-KNOWN SEASONED ISSUER, AS DEFINED IN RULE 405 OF THE SECURITIES ACT.

                              YES  X    NO
                                  ---      ---

IF THIS REPORT IS AN ANNUAL OR TRANSITION REPORT, INDICATE BY CHECK MARK IF THE REGISTRANT IS NOT REQUIRED TO FILE REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                              YES       NO  X
                                  ---      ---

NOTE--CHECKING THE BOX ABOVE WILL NOT RELIEVE ANY REGISTRANT REQUIRED TO FILE REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FROM THEIR OBLIGATIONS UNDER THOSE SECTIONS.

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS) AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                              YES  X    NO
                                  ---      ---

INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A LARGE ACCELERATED FILER, AN ACCELERATED FILER, OR A NON-ACCELERATED FILER. SEE DEFINITION OF "ACCELERATED FILER AND LARGE ACCELERATED FILER" IN RULE 12B-2 OF THE EXCHANGE ACT. (CHECK
ONE):

LARGE ACCELERATED FILER  X    ACCELERATED FILER       NON-ACCELERATED FILER
                        ---                     ---                         ---

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:

                          ITEM 17       ITEM 18  X
                                  ---           ---

IF THIS IS AN ANNUAL REPORT, INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A SHELL COMPANY (AS DEFINED BY RULE 12B-2 OF THE EXCHANGE ACT).

                             YES        NO  X
                                  ---      ---

================================================================================

Item 1.   Identity of Directors, Senior Management and Advisers...........     1
Item 2.   Offer Statistics and Expected Timetable.........................     1
Item 3.   Key Information.................................................     1
             Selected Financial Data......................................     1
             Exchange Rates...............................................     5
             Risk Factors.................................................     6
             Forward Looking Statements...................................    20
Item 4.   Information on the Company......................................    20
             History and Development of the Company.......................    20
             Business Overview............................................    25
             Regulatory Framework.........................................    41
             Organizational Structure.....................................    57
             Property, Plant, And Equipment...............................    57
Item 5.   Operating and Financial Review and Prospects....................    58
Item 6.   Directors, Senior Management and Employees......................    80
Item 7.   Major Shareholders and Related Party Transactions...............    92
             Major Shareholders...........................................    92
             Related Party Transactions...................................    93
Item 8.   Financial Information...........................................    95
             Dividends....................................................    95
Item 9.   The Offer and Listing...........................................    97
             Trading on the Mexican Stock Exchange........................    98
Item 10.  Additional Information..........................................    99
             Material Contracts...........................................   115
             Exchange Controls............................................   115
             Taxation.....................................................   115
             Documents On Display.........................................   120
Item 11.  Quantitative and Qualitative Disclosures About Market Risk......   121
Item 12.  Description of Securities Other Than Equity Securities..........   121
Item 13.  Defaults, Dividend Arrearages and Delinquencies.................   122
Item 14.  Material Modifications to the Rights of Security Holders and
          Use of Proceeds.................................................   122
Item 15.  Controls and Procedures.........................................   122
Item 16.  Reserved........................................................   122
Item 16A. Audit Committee Financial Expert................................   122
Item 16B. Code of Ethics..................................................   122

Item 16C. Principal Accountant Fees and Services..........................   123
Item 16D. Exemptions from the Listing Standards for Audit Committees......   123
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
          Purchasers......................................................   123
Item 17.  Financial Statements............................................   124
Item 18.  Financial Statements............................................   124
Item 19.  Exhibits........................................................   126

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

                             SELECTED FINANCIAL DATA

     We publish our financial statements in Mexican pesos. Pursuant to generally accepted accounting principles in Mexico, or Mexican GAAP, financial data for all periods in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F have been restated in constant pesos as of December 31, 2005.

     This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.6344 to U.S.$1.00, the exchange rate for pesos on January 2, 2006, as published by Banco de Mexico, the Mexican Central Bank. On June 28, 2006 the Federal
Reserve Bank of New York's noon buying rate for Mexican pesos was Ps. 11.3940 to U.S.$1.00.

     The following tables present a summary of our consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto. Our financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. A reconciliation to U.S. GAAP of our net income and total stockholders' equity is also provided in this summary financial data.
Note 16 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our business.

     Mexican GAAP provides for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the Mexican National Consumer Price Index, restating the components of stockholders' equity using the Mexican National Consumer Price Index and recording gains or losses in purchasing power from holding monetary liabilities or assets. Mexican GAAP requires the restatement of all financial statements to constant Mexican pesos as of the date of the more recent balance sheet presented. Our audited financial statements and all other financial information contained herein are accordingly presented in constant pesos with purchasing power as of December 31, 2005 unless otherwise noted.

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

     The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2001.

                                                                          YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------------------------------------------
                                             2001           2002           2003           2004                    2005
                                         ------------   ------------   ------------   ------------   -----------------------------
                                                                                                                    (THOUSANDS OF
                                           (IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2005) (1)      DOLLARS) (2)
INCOME STATEMENT DATA:
Mexican GAAP:
Revenues:
   Aeronautical services(3) ..........   Ps.1,181,085   Ps.1,131,749   Ps.1,255,930   Ps.1,530,620   Ps.1,456,568     $ 136,968
   Non-aeronautical services(4) ......        209,755        270,365        338,248        511,210        607,240        57,101
Total revenues .......................      1,390,840      1,402,114      1,594,178      2,041,830      2,063,808       194,069
Operating expenses:
   Costs of services .................       (344,279)      (388,696)      (401,886)      (482,920)      (536,375)      (50,438)
   Technical assistance fee(5) .......        (45,497)       (42,297)       (50,136)       (69,187)       (66,430)       (6,247)
   Concession fee(6) .................        (69,531)       (70,065)       (79,680)      (102,053)      (103,190)       (9,703)
   General and administrative
      expenses .......................       (118,974)      (120,916)      (131,534)      (109,281)      (124,344)      (11,693)
   Depreciation and amortization .....       (361,895)      (378,726)      (385,465)      (412,863)      (434,080)      (40,818)
Operating income .....................        450,664        401,414        545,477        865,526        799,389        75,170
Net comprehensive financing (cost)
   income ............................         41,683         30,706         26,319        (29,663)        22,747         2,139
Income before taxes, employees'
   statutory profit sharing and
   extraordinary items ...............        492,347        432,120        571,796        835,863        822,136        77,309
Provision for income taxes and
   employees' statutory profit
   sharing ...........................       (182,414)      (173,726)      (252,106)      (190,338)      (249,983)      (23,507)
Income before extraordinary items ....        309,933        258,394        319,690        645,525        572,153        53,802
Extraordinary items ..................         (7,992)        (9,430)       (19,478)       (18,304)        (8,964)         (843)
Net income ...........................        301,941        248,964        300,212        627,221        563,189        52,959
Basic and diluted earnings per
   share .............................           1.01           0.83           1.00           2.09           1.88          0.18
Basic and diluted earnings per ADS
   (unaudited)(7) ....................          10.06           8.30          10.01          20.91          18.77          1.77
U.S. GAAP:
Revenues .............................      1,390,840      1,402,114      1,594,178      2,041,830      2,063,808       194,069
Operating income .....................        558,184        477,886        617,713        868,751        759,094        71,381
Net income (loss) ....................        352,266        390,880        292,859        256,746        451,943        42,498
Basic and diluted earnings per
   share .............................           1.17          (1.30)          0.98           0.86           1.51          0.14
Basic and diluted earnings per ADS
   (unaudited)(7) ....................          11.74         (13.03)          9.76           8.56          15.06          1.42
Dividends per share(8) ...............           0.00           1.53           0.52           0.58           0.62          0.06
OTHER OPERATING DATA (UNAUDITED):
   Total passengers (thousands of
   passengers) .......................       11,240.3       10,996.6       12,190.0       13,897.1       13,321.3      13,321.3
   Total air traffic movements
   (thousands of movements) ..........          194.9          194.9          198.0          219.8          209.9         209.9
   Total revenues per passenger (in
   pesos or dollars) .................          123.7          127.5          130.8          146.9          154.9          14.6

                                                                  AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                         ------------------------------------------------------------------------------------------
                                              2001            2002            2003            2004                  2005
                                         -------------   -------------   -------------   -------------   --------------------------
                                                                                                                         (THOUSANDS
                                                                                                                             OF
                                                                                                                         DOLLARS)(2)
                                              IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2005) (1)
BALANCE SHEET DATA:
   Mexican GAAP:
Cash and marketable securities .......   Ps. 1,049,806   Ps.   561,508   Ps.   772,145   Ps. 1,202,087   Ps. 1,533,583   $  144,210
Total current assets .................       1,275,620         816,841       1,110,636       1,482,904       1,858,598      174,772
Airport concessions, net .............       8,831,082       8,591,154       8,352,063       8,112,973       7,873,881      740,416
Rights to use airport
   facilities, net ...................       2,466,714       2,374,671       2,293,974       2,219,893       2,098,322      197,315
Total assets .........................      13,290,341      12,752,417      13,024,302      13,489,603      14,063,422    1,322,446
Current liabilities ..................          96,410         138,805         169,495         198,118         352,863       33,181
Total liabilities ....................         542,761         578,856         690,014         752,492       1,037,694       97,579
Capital Stock ........................      11,854,992      11,854,992      11,854,992      11,854,992      11,854,992    1,114,778
Net equity/stockholders' equity ......      12,747,580      12,173,561      12,334,288      12,737,111      13,025,728    1,224,867
   U.S. GAAP:
Cash and cash equivalents ............         664,799         496,988         471,228         983,774       1,073,715      100,966
Total current assets .................       1,277,239         816,841       1,110,635       1,482,904       1,858,598      174,772
Airport concessions, net .............         314,921         259,266         200,456         143,205          85,964        8,084
Rights to use airport
   facilities ........................       1,929,523       1,862,435       1,801,914       1,745,094       1,639,773      154,195
Total assets .........................       7,780,532       6,901,958       7,052,720       7,157,701       7,578,535      712,643
Total liabilities ....................          96,829         139,542         167,009         197,855         358,945       33,753
Capital Stock ........................       6,473,674       6,473,674       6,473,674       6,473,674       6,473,674      608,748
Net equity/stockholders' equity ......       7,683,703       6,762,416       6,885,711       6,959,846       7,219,590      678,890

CASH FLOW DATA:
   Mexican GAAP:
Resources provided by
   operating activities ..............         761,733         634,266         713,678       1,160,239       1,238,273      116,440
Resources used in financing
   activities ........................               0        (822,983)       (139,485)       (224,400)       (274,572)     (25,819)
Resources used in investing
   activities ........................        (410,161)       (299,581)       (363,556)       (505,896)       (632,205)     (59,449)
Increase in cash and
   marketable securities .............         351,572        (488,298)        210,637         429,943         331,496       31,172
   U.S. GAAP:
Cash flow provided by
   operating activities ..............         806,482         666,224         790,810       1,087,306       1,258,277      118,321
Cash flow used in financing
   activities ........................               0        (822,983)       (256,867)       (249,328)       (274,572)     (25,819)
Cash flow (used in) provided
   by investing activities ...........        (795,156)            134        (602,420)       (340,083)       (862,035)     (81,061)
Effect of inflation on cash
   and cash equivalents ..............         (44,754)        (11,186)         42,716          14,651         (31,729)      (2,984)
Increase (decrease) in cash
   and cash equivalents ..............         (33,428)       (167,811)        (25,761)        512,546          89,941        8,457

----------
(1)  Per share peso amounts are expressed in pesos (not thousands of pesos).

(2) Translated into dollars at the rate of Ps. 10.6344 per U.S. dollar, the Mexican Central Bank exchange rate for Mexican pesos at January 2, 2006. Per share dollar amounts are expressed in dollars (not thousands of dollars).

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

                                 EXCHANGE RATES

     The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos. We have not restated the rates in constant currency units. All amounts are stated in pesos. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

                                            EXCHANGE RATE
                               ---------------------------------------
   YEAR ENDED DECEMBER 31,      HIGH    LOW    PERIOD END   AVERAGE(1)
   -----------------------     -----   -----   ----------   ----------
2001........................    9.97    9.03       9.16         9.34
2002........................   10.43    9.00      10.43         9.75
2003........................   11.40   10.11      11.24        10.79
2004........................   11.64   10.81      11.15        11.31
2005........................   11.41   10.41      10.63        10.87
   December 2005............   10.77   10.41      10.63        10.62

2006:
   January 2006.............   10.64   10.44      10.44        10.54
   February 2006............   10.53   10.43      10.45        10.48
   March 2006...............   10.95   10.46      10.90        10.75
   April 2006...............   11.16   10.86      11.09        11.05
   May 2006.................   11.31   10.84      11.29        11.09

----------
(1)  Average of month-end rates or daily rates, as applicable.

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

     On January 2, 2006, the Federal Reserve noon buying rate was Ps. 10.6275 per U.S.$1.00. On June 28, 2006, the Federal Reserve noon buying rate was Ps.
11.3940 per U.S. $1.00.

     For a discussion of the effects of fluctuations in the exchange rates between the peso and the U.S. dollar, see "Item 10. Additional
Information--Exchange Controls."

                                  RISK FACTORS

RISKS RELATED TO OUR OPERATIONS

Hurricanes and other natural disasters have adversely affected our business and could continue to do so in the future.

     The southeast region of Mexico, like other Caribbean destinations, experiences hurricanes, particularly during the third quarter of each year. Portions of the southeast region also experience earthquakes from time to time. Natural disasters may impede operations, damage infrastructure necessary to our operations and/or adversely affect the destinations served by our airports. Any of these events could reduce our passenger traffic volume. The occurrence of natural disasters in the destinations we serve has adversely affected, and could in the future adversely affect, our business, results of operations, prospects and financial condition. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption. Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on the policies. As a result of the impact of Hurricane Wilma, the cost of our annual insurance premium covering property damage from hurricanes increased from U.S.$361,910 to U.S.$2,938,000.

     On October 21, 2005, Hurricane Wilma struck the Yucatan Peninsula, causing severe damage to the infrastructure of the Cancun and Cozumel airports and to our administrative office building in Cancun. Cancun and Cozumel airports were closed for approximately 62 hours and 42 hours, respectively, and airport operations were disrupted for several weeks thereafter. The charter terminal at Cancun airport remains closed, with charter passengers being routed through the main terminal instead.

     During the fourth quarter of 2005, our passenger traffic decreased 33.1% as compared to the fourth quarter of 2004, principally due to the extensive damage caused by Hurricane Wilma to hotel infrastructure in the Cancun region and the Mayan Riviera. Revenues and operating income for the fourth quarter of 2005 decreased 32.6% and 86.5%, respectively, relative to the same period in 2004, reflecting the decline in passenger traffic. Cancun's Municipal Tourism Authority has estimated that of the 27,484 rooms available in Cancun prior to the hurricane, only 54.7% and 79.1% of such rooms were in operation as of December 31, 2005 and May 31, 2006, respectively. The Trust for the Promotion of Tourism in the Mayan Riviera has estimated that of the 25,170 rooms available in the Mayan Riviera prior to the hurricane, 90.7% and 99.0% of available hotel rooms were in operation at the end of December 2005 and May 31, 2006, respectively. With respect to Cozumel, the tourism authorities of the state of Quintana Roo have estimated that of the approximately 3,730 hotel rooms available before the hurricane, 40.3% and

93.9 % of available hotel rooms were in operation at the end of December 2005 and May 31, 2006, respectively.

     Other hurricanes have also affected our operations. In July 2005, we temporarily closed our Cancun, Cozumel and Merida airports for several hours as a safety precaution in anticipation of Hurricane Emily. These airports were closed for approximately 16 hours, 21 hours and 8 hours, respectively. The impact of Hurricane Emily forced the closure of 9.98% of available hotel rooms in Cancun and of 13.40% of available rooms in Cozumel. We believe that these closures were largely responsible for decreases in passenger traffic at the Cancun and Cozumel airports during July, August and September as compared to each of those months, respectively, in 2004.

     In September 2004, we temporarily closed our Cancun and Cozumel airports as a safety precaution in anticipation of Hurricane Ivan. Cancun airport was closed for approximately 6.5 hours. The adverse weather conditions resulting from the hurricane caused very minor damages to the airport. Cozumel Airport closed for approximately 36 hours.

Our business is highly dependent upon revenues from Cancun International
Airport.

     In 2004 and 2005, Ps. 1,560.7 million and Ps. 1,546.2 million, respectively, or 76.4% and 74.9% respectively, of our revenues were derived from operations at Cancun International Airport. During 2004 and 2005, Cancun International Airport represented 72.0% and 69.8%, respectively, of our passenger traffic and 44.4% and 44.7%, respectively, of our air traffic movements. The desirability of Cancun as a tourist destination and the level of tourism to the area is dependent on a number of factors, many of which are beyond our control. We cannot assure you that tourism in Cancun will not decline in the future, or that it will return to levels recorded before Hurricane Wilma. Any event or condition affecting Cancun International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

The September 11, 2001 terrorist attacks have had a severe impact on the international air travel industry and have adversely affected our business and may continue to do so in the future.

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

     Security enhancements following the events of September 11, 2001 have resulted in increased costs and may expose us to greater liability.

     The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs. Following the events of September 11, we reinforced security at our airports. For a description of the security measures that we adopted, see "Item 4. Information on the Company--Business Overview--Non-Aeronautical Services--Airport Security." While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future. In addition, our general liability insurance premiums for 2002 increased substantially relative to our 2001 premiums and may rise again in the future. Since October 2001, we carry a U.S.$50 million insurance policy covering liabilities resulting from terrorist acts. Because our insurance polices do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$50 million, we could incur significant costs if we were to be directly affected by events of this nature. Any such increase in our operating costs will have an adverse effect on our results of operations.

     The users of airports, principally airlines, have been subject to increased costs following the September 11 events. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Premiums for aviation insurance have increased substantially and could escalate further. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of an intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines' costs have result in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In addition, because a substantial majority of our international flights involve travel to the U.S., we may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities.

     Mexican aviation authorities recently adopted International Civil Aviation Organization guidelines requiring checked baggage on all international commercial flights beginning in January 2006 to undergo a new comprehensive screening process. As of January 2006, we implemented the new screening system for all departing international flights, and we expect to be required to implement the same system for domestic flights in the second half of 2006. Although airlines, rather than holders of airport concessions, are responsible for baggage screening under Mexican law, we are required to purchase, install and operate the new screening equipment so the airlines can comply with the new policy. This could expose us to liability relating to the purchase, installation and operation of the equipment, if, among other possibilities, the new screening procedures were to fail to detect or intercept any attempted terrorist act occurring or originating at our airports. We cannot currently estimate the cost to us of compliance with the new screening guidelines, but we could be required to undertake significant capital expenditures and ongoing expenses to comply with these requirements, which could adversely affect our operating results.

International events could have a negative impact on international air travel and our business.

     Historically, a substantial majority of our revenues have been aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2005, passenger charges represented 56.7% of our total revenues.

     International events such as the terrorist attacks on the United States on September 11, 2001, the war in Iraq and public health crises such as Severe Acute Respiratory Syndrome (or "SARS") have disrupted the frequency and pattern of air travel worldwide in recent years. Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS, Avian influenza or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

Increases in international petroleum prices could reduce demand for air travel.

     International prices of fuel, which represents a significant cost for airlines using our airports, have increased in recent years and may be subject to further increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of petroleum, voluntary or otherwise, by oil-producing countries. Such increases in airlines' costs have resulted in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

Our business is highly dependent upon the operations of Mexico City International Airport.

For the years ended December 2003, 2004 and 2005, approximately 78.1%, 83.5% and 84.3%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport. As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport. Mexico City International Airport is currently in the process of increasing its capacity, but we cannot assure you that the airport's operations will not decrease in the future, that the capacity increase will be completed or, if completed, result in an increase in passenger traffic at our airports. Any event or condition that adversely affects Mexico City International Airport could adversely affect our business, results of operations, prospects and financial condition.

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

     The global airline industry continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several major carriers in the U.S. in recent years. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers, including Mexicana (which accounted for 11.6%, 9.6% and 10.4% of our revenues in 2003, 2004 and 2005, respectively), American Airlines (which accounted for 6.7%, 6.8% and 6.1% of our revenues in 2003, 2004 and 2005, respectively), Aeromexico (which accounted for 6.5%, 6.2% and 5.1% of our revenues in 2003, 2004 and 2005, respectively) and Continental Airlines (which accounted for 5.6%, 5.4% and 5.1% of our revenues in 2003, 2004 and 2005, respectively). We do not have contracts with any airlines that obligate them to continue providing service to our airports. We can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. We expect that we will continue to generate a significant portion of our revenues from a relatively small number of airlines in the foreseeable future. We can offer no assurance that any of these airlines will continue to use any or all of our airports. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.

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

     In 2004 and 2005, 69.4% and 69.0%, respectively, of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States.

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

     ITA holds Series BB shares representing 15.0% of our capital stock, which provide it with special management rights. For example, pursuant to our bylaws, ITA is entitled to present the board of directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our board of directors. ITA also has the right to veto certain actions requiring approval of our stockholders. Our bylaws also provide ITA veto rights with respect to certain corporate actions so long as its Series BB shares represent at least 7.65% of our capital stock. Special rights granted to ITA are more fully discussed in "Item 10. Additional Information" and "Item 7. Major Shareholders and Related Party Transactions."

     As a result, ITA, as our principal stockholder, is likely to substantially influence our management and matters requiring the approval of our stockholders. The interests of ITA may differ from those of our other stockholders, and there can be no assurance that ITA would exercise its rights in ways that favor the interests of our other stockholders.

Some of our board members and stockholders have business relationships that may generate conflicts of interest.

Some of our board members or stockholders may have outside business relationships that generate conflicts of interest. For example, Fernando Chico Pardo, the chairman of our board of directors and the owner of 51% of the outstanding shares of ITA, our principal stockholder, also is a member of the board of directors of Grupo Posadas, S.A. de C.V., a company that recently acquired Mexicana airlines. Mexicana is our largest customer, accounting for 11.6%, 9.6% and 10.4% of our revenues in 2003, 2004 and 2005, respectively. Conflicts may arise between the interests of these or other individuals in their capacities as our shareholders and/or directors, on the one hand, and their outside business interests on the other. There can be no assurance that any conflicts of interest will not have an adverse effect on our shareholders.

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

     Due to a significant increase in passengers at Cancun International Airport, we have initiated the necessary studies for the construction of a second runway at this airport and to date have obtained substantially all of the land needed for the second runway in concession from the Mexican federal government. However, there can be no assurance that the land obtained will be adequate for building the second runway. If we are unable to carry out the construction of this second runway for any reason, it could limit the growth of our business and adversely affect our results of operations, future prospects or financial condition.

RISKS RELATED TO THE REGULATION OF OUR BUSINESS

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

The Mexican government could grant new concessions that compete with our airports, including the Cancun International Airport.

     The Mexican government could grant additional concessions to operate existing government-managed airports, or authorize the construction of new airports, that could compete directly with our airports. The Mexican government has announced that it intends to grant a concession for a new airport in the Mayan Riviera through a public bidding process. The Mexican state of Quintana Roo has formed a majority state-owned company to seek any such concession that may be granted. Currently, the Mayan Riviera is served primarily by Cancun International Airport. We have no further details on the construction or projected opening of the airport and are unable to predict the effect that it may have on our passenger traffic or operating results if the project is successfully carried out. Any competition from this or other such airports could have a material adverse effect on our business and results of operations. Generally, the grant of a concession for a new or existing airport is required to be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, we cannot assure you that we would participate in such process, or that we would be successful if we did participate. In addition, in certain circumstances, the Mexican government can grant concessions without conducting a public bidding process. Please see "Item
4. Information on the Company--Regulatory Framework--Grants of New Concessions" below. Grants of new concessions that compete with our airports could adversely affect our business, results of operations, prospects and financial condition.

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

     Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated. In 2003, 2004 and 2005, approximately 78.8%, 75.0% and 70.6%, respectively, of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations and that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our master development programs or the obligation under concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

     Our concessions provide that an airport's maximum rates will be adjusted periodically for inflation. Although we are entitled to request additional adjustments to an airport's maximum rates under certain circumstances, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain events specified in our concessions have occurred. The circumstances under which we are entitled to an adjustment are described under "Item 4. Information on the Company-- Regulatory

Framework--Price Regulation--Special Adjustments to Maximum Rates." Therefore, there can be no assurance that any such request would be granted.

If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.

     Historically, we have set the prices we charge for regulated services at each airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport. We expect to continue to pursue this pricing strategy in the future. For example, in 2005, our revenues subject to maximum rate regulation represented 99.5% of the amount we were entitled to earn under the maximum rates for all of our airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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

Depreciation of the peso may cause us to exceed our maximum rates.

     We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)). However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight. Such tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight. Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

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

     In the past 25 years, and as recently as the mid-1990s, Mexico has experienced adverse economic conditions, including high levels of inflation. From 1982 to 1987, Mexico experienced periods of slow or negative growth, high inflation, large devaluations of the peso and limited availability of foreign currency. In the late 1980s and early 1990s, Mexico's growth rate increased, the inflation rate decline and the U.S. dollar/peso exchange rate was relatively stable. Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by exchange rate instability, devaluation of the peso, high inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment.

     The economic crises occurred in the context of a series of internal disruptions and political events, including a large current account deficit, civil unrest in the southern state of Chiapas (in which one of our airports is located), the assassination of two prominent political figures, a substantial outflow of capital and a significant devaluation of the peso.

     In response, the Mexican government implemented a broad economic reform program. Economic conditions in Mexico improved in 1996 and 1997. However, a combination of factors led to a slowdown in Mexico's economic growth in 1998. Notably, the decline in the international price of oil resulted in a reduction of federal revenues, approximately one third of which are derived from petroleum taxes and duties. In addition, the economic crises in Asia and Russia and the financial turmoil in Argentina, Brazil, Venezuela and elsewhere produced greater volatility in the international financial markets, which further slowed Mexico's economic growth. The Mexican government has reported that real GDP decreased by 0.3% in 2001 and grew by 0.8%, 1.4%, 4.2% and 3.0%, respectively, in 2002, 2003,
2004 and 2005. In 2005,
inflation in Mexico was 3.3%, interest rates on 28-day Mexican government treasury securities averaged 9.2% and the peso appreciated by 4.6% (in nominal terms) against the U.S. dollar.

     We cannot assure you that similar events, or political developments in Mexico, will not occur, or that any recurrence of these or similar events will not adversely affect our business, results of operations, prospects and financial condition.

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

     Following the devaluation of the peso in December 1994, the aggregate passenger traffic volume in our airports in 1995 decreased as compared to the prior year, reflecting a decrease in domestic passenger traffic volume that more than offset an increase in international passenger traffic volume. Any future depreciation of the peso is likely to reduce our aggregate passenger traffic volume, which may have a material adverse effect on our results of operations. In addition, we cannot assure you that any future depreciation of the peso would result in an increase in international passenger traffic.

     Devaluation or depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the Series B shares, as well as the dollar value of any dividend or other distributions that we may make.

     As of December 31, 2005 less than 20% of our liabilities (U.S.$6.6 million) were dollar-denominated. Although we currently intend to fund the investments required by our business strategy through cash flow from operations, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

     Severe devaluation or depreciation of the peso, or government imposition of exchange controls, may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, our operations.

     The national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party (PRI) with the election of President Vicente Fox Quesada, a member of the National Action Party (PAN) and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. No single party currently has a majority in the Congress or Senate. This shift in political power has transformed Mexico from a one-party state to a pluralist democracy. Multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. The lack of a majority party in the legislature and the current lack of alignment between the legislature and the President could result in instability or deadlock.

     The results from the presidential and congressional elections scheduled for July 2, 2006 could lead to changes in economic policy, which in turn could have a material adverse effect on the Mexican economy and on our business.

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

     The market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In past years, prices of both Mexican debt and equity securities have been adversely affected by sharp declines in Asian securities markets and by economic crises in Russia, Brazil, Argentina and Venezuela. In addition, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. There can be no assurance that the market value of our securities will not be adversely affected by events elsewhere.

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

                           FORWARD LOOKING STATEMENTS

     This Form 20-F contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

- projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

-    statements of our plans, objectives or goals,

- statements about our future economic performance or that of Mexico or other countries in which we operate, and

-    statements of assumptions underlying such statements.

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

ITEM 4. INFORMATION ON THE COMPANY

                     HISTORY AND DEVELOPMENT OF THE COMPANY

     Grupo Aeroportuario del Sureste, S.A.B. de C.V., or ASUR, is a corporation (sociedad anonima bursatil de capital variable) organized under the laws of Mexico. We were incorporated in 1998 as part of the Mexican government's program for the opening of Mexico's airports to private-sector investment. The duration of our corporate existence is indefinite. We are a holding company and conduct all of our operations through our subsidiaries. The terms "ASUR," "we" and "our" in this annual report refer both to Grupo Aeroportuario del Sureste, S.A.B. de C.V. as well as Grupo Aeroportuario del Sureste, S.A.B. de C.V. together with its subsidiaries. Our registered office is located at Bosque de Alisos No. 47A, Bosques de las Lomas, 05120 Mexico, D.F., Mexico, telephone (5255) 5284-0400.

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

     Copenhagen Airports A/S is among the world's leading airport operators and has won several international awards. Recently, for a fifth consecutive year, Copenhagen Airport was rated "Best in Europe" by AETRA, and, for a third consecutive year, Copenhagen Airport received the prestigious title as "Most efficient airport in Europe" from the Air Transport Research Society. Copenhagen Airport is Scandinavia's main airport. In 2005, approximately 20 million passengers were served at Copenhagen Airport. Additionally, Copenhagen Airports A/S owns and operates Roskilde Airport located about 30 kilometers from Copenhagen, and holds 49% of the shares in Newcastle International Airport in England and a 20% stake in Hainan Meilan Airport Company in China. Macquarie Airports, a company within the Macquarie group, Australia's largest investment bank, recently acquired a majority of the outstanding capital stock of Copenhagen Airports A/S through a tender offer, while the Danish state still holds a 39.2% stake in Copenhagen Airports A/S.

     ITA paid the Mexican government a total of Ps. 1,165.1 million (nominal pesos, excluding interest) (U.S.$120.0 million based on the exchange rates in effect on the dates of payment) in exchange for:

- 45,000,000 Series BB shares representing 15% of our outstanding capital stock,

- three options to subscribe for newly issued Series B shares, all of which have expired unexercised, and

- the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement, a technical assistance agreement and a shareholders' agreement under terms established during the public bidding process. These agreements are described in greater detail under "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions."

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

     Under our bylaws, the participation agreement and the technical assistance agreement, ITA has the right to elect two members of our board of directors (which currently consists of seven members) and their alternates, and to present the board of directors the name or names of the candidates for appointment as our chief executive officer, to remove our chief executive officer, and to appoint and remove half of our executive officers. As the holder of the Series BB shares, ITA's consent is also required to approve certain corporate matters so long as ITA's

Series BB shares represent at least 7.65% of our capital stock. In addition, our bylaws, the participation agreement and the technical assistance agreement contain certain provisions designed to avoid conflicts of interest between ASUR and ITA. The rights of ITA in our management are explained in "Item 6. Directors, Senior Management and Employees--Committees." ITA's stockholders have entered into an agreement regarding the exercise of ITA's rights and performance of its obligations under our bylaws, the participation agreement, the technical assistance agreement and the option agreement. The ITA shareholder's agreement is described in "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders--ITA Trust and Shareholders' Agreement."

     The remaining 85% of our outstanding capital stock, consisting of 255,000,000 Series B shares, was sold by the Mexican government to a Mexican trust established by NAFIN. This trust subsequently sold the shares it held in us to the public. The Mexican government no longer holds any of our shares.

     Currently, ITA is permitted to transfer up to 49% of its Series BB shares without restriction. After December 18, 2008, ITA may sell in any year up to 20% of its remaining 51% ownership interest in us represented by Series BB shares. Our bylaws provide that Series BB shares must be converted into Series B shares prior to transfer. For a more detailed discussion of ITA's rights to transfer its stock, see "Item 10. Additional Information--Registration and Transfer."

     As required under the participation agreement entered into in connection with the Mexican government's sale of the Series BB shares of ASUR to ITA, ITA has transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C. Under the terms of the participation agreement and the trust agreement, ITA's shareholders, currently Copenhagen Airports A/S and Fernando Chico Pardo, are each required to maintain an ownership interest in ITA of a minimum of 25.5% prior to December 18, 2014 unless otherwise approved by the Ministry of Communications and Transportation. To the extent that a key partner acquires shares of ITA in excess of a 25.5% interest, this additional interest may be sold without restriction. See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders--ITA Trust and Shareholders' Agreement" for a further description of these provisions. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If ITA or any of its stockholders defaults on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

     Pursuant to the terms of the trust, ITA may direct the trustee to vote only shares representing up to 10% of our capital stock. Any shares in excess of 10% are voted by the trustee in accordance with the vote of the majority of Series B shares. The trust does not affect the veto and other special rights granted to the holders of Series BB shares described in "Item 10. Additional Information."

MASTER DEVELOPMENT PROGRAMS

     Under the terms of our concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan covers a fifteen-year period and includes investment commitments for the regulated part of our business (including certain capital expenditures and improvements) for the succeeding five-year period and investment projections for the regulated part of our business (including certain capital expenditures and improvements) for the remaining ten years. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. Committed investments are minimum requirements, and our capital expenditures may exceed our investment commitments in any period. In December 2003, the Ministry of Communications and Transportation approved each of our current updated master development plans. These plans are in effect from January 1, 2004 to December 31, 2008.

     The following table sets forth our committed investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

                              COMMITTED INVESTMENTS

                                              YEAR ENDED DECEMBER 31,
                  -------------------------------------------------------------------------------
                     2004         2005         2006          2007          2008          TOTAL
                  ----------   ----------   ----------   ------------   ----------   ------------
                                              (THOUSANDS OF PESOS)(1)
Cancun(2) .....   Ps.299,724   Ps.386,739   Ps.758,611   Ps.  942,155   Ps. 74,535   Ps.2,461,764
Merida ........        8,377       50,832       15,694         18,305       15,347        108,555
Cozumel .......        8,412       18,388          773          6,027       33,822         67,422
Villahermosa ..       19,362       51,331       26,583         21,492        2,115        120,883
Oaxaca ........        5,204        5,294        3,197          4,641        5,937         24,273
Veracruz ......       18,974       22,253          907          2,039       14,473         58,646
Huatulco ......       14,927        5,301        5,817          9,103        3,876         39,024
Tapachula .....       14,982       21,556       13,954         12,626        1,364         64,482
Minatitlan ....       35,630       47,630        4,082          7,111       11,650        106,103
                  ----------   ----------   ----------   ------------   ----------   ------------
   TOTAL          PS.425,592   PS.609,324   PS.829,618   PS.1,023,499   PS.163,119   PS.3,051,152
                  ==========   ==========   ==========   ============   ==========   ============

----------
(1) Expressed in adjusted pesos as of December 31, 2005 based on the Mexican construction price index in accordance with the terms of our master development plan.

(2) The master development plan for Cancun airport was modified in the fourth quarter of 2005 to reflect our decision to build a new terminal rather than implement extensive expansion and remodeling of existing terminals, and to reflect an accelerated timetable for the construction of a second runway once the necessary land is received from the government.

     The following table sets forth our historical capital expenditures made with respect to the regulated and unregulated parts of our business in the periods indicated.

                              CAPITAL EXPENDITURES

YEAR ENDED DECEMBER 31,   (THOUSANDS OF PESOS)
-----------------------   --------------------
2003...................        Ps.363,556
2004...................           425,683
2005...................           687,158

     In 2005, we spent Ps. 687.2 million for purchases of machinery, furniture and equipment principally for the Cancun, Villahermosa and Merida airports. In 2004, we spent Ps. 425.7 million for such purchases principally for the Cancun, Huatulco and Veracruz airports. In 2003, we spent Ps. 363.6 million for such purchases principally for the Cancun, Huatulco and Veracruz airports as well as a termination fee paid to a former concessionaire in the Cancun airport in connection with the early termination of its lease agreement.

     We expect to fund our operations and capital expenditures in the short-term and long-term through cash flow from operations. Although we may incur indebtedness from time to time, we do not currently anticipate that we will be required to incur indebtedness to satisfy our commitments under our master development plans or to fund our other capital expenditures.

                                BUSINESS OVERVIEW

     We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports' facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our concessions include the concession for Cancun International Airport, the second busiest airport in Mexico in 2005 in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. We also hold concessions to operate the airports in Cozumel, Huatulco, Merida, Minatitlan, Oaxaca, Tapachula, Veracruz and Villahermosa.

     Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with 20.6 million visitors in 2005, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2005 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

     Cancun and its surroundings were the most frequently visited international tourism destination in Mexico in 2005, according to the Mexican Ministry of Tourism. Cancun International Airport represented 71.2%, 72.0% and 69.8% of our passenger traffic volume and 73.6%, 76.4% and 74.9% of our revenues in 2003, 2004 and 2005, respectively. At December 31, 2005, Cancun had approximately 27,484 hotel rooms, according to the Mexican Ministry of Tourism. We believe that Cancun International Airport is positioned to benefit from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico's most rapidly developing tourism areas. According to the Mexican National Trust for Tourism Development, the Mayan Riviera had approximately 25,170 hotel rooms as of December 31, 2005.

     Our airports served 12.2 million passengers in 2003, approximately 13.9 million passengers in 2004 and approximately 13.3 million passengers in 2005. For year-by-year passenger figures, see "--Our Airports."

     The United States currently is a significant source of passenger traffic volume in our airports. In 2003, 2004 and 2005, international passengers represented 58.5%, 61.6% and 60.7%, respectively, of the total passenger traffic volume in our airports. In 2003, 2004 and 2005, 69.1%, 69.4% and 69.0%, respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States. As of December 31, 2005, 18 Mexican and 104 international airlines, including U.S.-based airlines such as American Airlines and Continental Airlines, were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.

AERONAUTICAL SERVICES

     The following table sets forth our revenues for the period presented.

                                              2003           2004           2005
                                          ------------   ------------   ------------
                                                     (THOUSANDS OF PESOS)
Revenues:
   Aeronautical Services...............   Ps.1,255,930   Ps.1,530,620   Ps.1,456,568
   Non-Aeronautical Services...........        338,248        511,210        607,240
                                          ------------   ------------   ------------
      TOTAL............................   PS.1,594,178   PS.2,041,830   PS.2,063,808
                                          ============   ============   ============

     Aeronautical services represent the most significant source of our revenues. In 2003, 2004 and 2005, aeronautical revenues represented approximately 78.8%, 75.0% and 70.6% of our total revenues, respectively. All of our revenues from aeronautical services are regulated under the "dual-till" price regulation system applicable to our airports.

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

Passenger Charges

     We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger's ticket and generally collected twice monthly from each airline. As of December 2005, the charge for international passengers is U.S.$17.50 and the charge for domestic passengers is Ps. 146.50 (nominal pesos) for all of our airports except Cozumel, Huatulco, Minatitlan and Tapachula where we charge international passengers U.S.$19.00 and domestic Ps. 176.00 (nominal pesos). International passenger charges are currently dollar-denominated, but generally collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In each of 2004 and 2005, passenger charges represented 80.5% and 80.3%, respectively of our aeronautical revenues and 60.3% and 56.7%, respectively, of our total revenues. From time to time we have offered discounts on passenger charges at certain of our airports.

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

     Landing charges represented 8.7%, 7.6% and 8.0% of our aeronautical revenues and 6.8%, 5.7% and 5.7% of our total revenues in 2003, 2004 and 2005, respectively. Aircraft parking charges represented 10.9%, 8.8% and 8.6% of our aeronautical revenues and 8.6%, 6.6% and 6.1% of our total revenues in 2003, 2004 and 2005 respectively. Airport security charges represented 1.6%, 1.5% and 1.5% of our aeronautical revenue and 1.2%, 1.1% and 1.1% of our total revenues in 2003, 2004 and 2005, respectively. Passenger walkway charges represented 1.8%, 1.6% and 1.6% of our aeronautical revenues and 1.4%, 1.2% and 1.1% of our total revenues in 2003, 2004 and 2005, respectively.

NON-AERONAUTICAL SERVICES

General

     Non-aeronautical services have historically generated a proportionately smaller portion of our revenues. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2003, 2004 and 2005, revenues from non-aeronautical services represented 21.2%, 25.0% and 29.4%, respectively, of our total revenues, of which 66.2%, 76.6% and 76.6%, respectively, were derived from commercial revenues as defined under the Mexican Airport Law.

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

     In 2002, we opened 40 new commercial spaces in six of our airports, including new duty-free shops, restaurants, bank and foreign exchange services, and convenience stores. In 2003 we continued developing the commercial spaces in our airports by opening new bars and restaurants in six of our airports as well as new retail stores in seven of our airports. In 2003 we dedicated additional space to advertising in our Cancun airport and set aside additional rental space for car exhibits at the Merida and Villahermosa airports. We opened 13 new retail stores in our Cancun, Merida and Oaxaca airports in 2004, and 16 new retail stores at the Cancun, Cozumel, Villahermosa, Oaxaca and Minatitlan airports in 2005.

     We estimate that prior to 2000 revenues from commercial activities in our terminals accounted for less than 15% of the total revenues generated by our airports. In contrast, we believe that revenues from commercial activities account for 30% or more of the consolidated revenues of many leading international airports. Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in our airports.

     Within our nine airports, we leased approximately 225 commercial premises as of December 31, 2005, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenant in terms of occupied space and revenue in 2005 was Mera Aeropuertos, S.A. de C.V. Generally, concessionaires pay a monthly fee based on the higher of a fixed amount or a percentage of their revenues.

     We are currently involved in legal proceedings in which we are seeking a confirmation of our right to terminate certain lease agreements upon the expiration of their term. These proceedings include litigation involving the duty-free stores in Cancun, Cozumel and Merida. Although we cannot predict when these proceedings will end, we expect that they will ultimately be resolved in our favor.

     In April 2005, the International Court of Arbitration issued a final ruling requiring Dufry Mexico, S.A. de C.V., among other requirements, to deliver one of the duty-free stores that it operated in the Cancun airport and to pay Ps.
39.5 million to ASUR. Dufry complied with this ruling by making payment of Ps. 7 million in May 2005 and Ps. 32.5 million in August 2005.

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

     Consorcio Aeromexico, the parent of the Aeromexico airline, and Grupo Mexicana together own Servicios de Apoyo en Tierra or "SEAT," a company that provides certain complementary services, such as baggage handling, to various carriers at airports throughout Mexico. SEAT operated at our airports prior to our commencement of operations under our concessions and continues to do so. Under the Mexican Airport Law, third-party providers of complementary services are required to enter into agreements with the respective concession holder at that airport, which we did as of December 27, 2000.

     Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services. SEAT is currently the sole provider of baggage handling services at five of our airports. If SEAT ceased to provide such services directly, we could be required to provide these services or find a third party to provide such services.

Automobile Parking and Ground Transport

     Each of our airports has public car parking facilities consisting of open-air parking lots. The only airport at which we do not charge parking fees is Cozumel. In 2003, 2004 and 2005, our revenues from parking lot fees were Ps.
22.2 million, Ps. 26.6 million and Ps. 32.7 million, respectively. Revenues from parking at our airports currently are not regulated, although they could become regulated upon a finding by the Mexican Antitrust Commission that there are no competing alternatives.

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

     To comply with these directives, we reinforced security by:

-    increasing and improving the security training of airport personnel,

- increasing the supervision and responsibilities of both our security personnel and airline security personnel that operate in our airports,

-    issuing new electronic identification cards to airport personnel,

-    reinforcing control of different access areas of our airports, and

- physically changing the access points to several of the restricted areas of our airports.

     Airlines have also contributed to the enhanced security at our airports as they have adopted new procedures and rules issued by the General Office of Civil Aviation applicable to airlines. Some measures adopted by the airlines include adding more points for verification of passenger identification, inspecting luggage prior to check-in and reinforcing controls over access to airplanes by service providers (such as baggage handlers and food service providers). As of January 1, 2006, we are providing additional services to the airlines, including providing facilities to assist airlines in complying with requirements to screen all checked baggage on international flights. We expect to provide similar assistance to domestic flights beginning in the second half of 2006.

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

OUR AIRPORTS

     In 2005, our airports served a total of 13.3 million passengers, approximately 60.7% of which were international passengers. In 2004, our airports served a total of 13.9 million passengers, approximately 61.6% of which were international passengers. In 2003, our airports served a total of 12.2 million passengers, approximately 58.5% of which were international passengers. In 2003, 2004 and 2005, Cancun International Airport accounted for 71.2%, 72.0% and 69.8% of the passenger traffic volume and 73.6%, 76.4% and 74.9% of revenues, respectively, from our nine airports.

     All of our airports other than Minatitlan Airport are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

     The following table sets forth the number of passengers served by our airports based on flight origination or destination.

                  PASSENGERS BY FLIGHT ORIGIN OR DESTINATION(1)
                                 (in thousands)

                                                               PERCENTAGE OF
REGION             2001     2002     2003     2004     2005      TOTAL 2005
------            ------   ------   ------   ------   ------   -------------
Mexico             4,864    4,814    5,309    5,620    5,493       41.2%
United States      4,500    4,438    4,925    5,928    5,580       41.9%
Europe               882      779      980    1,258    1,183        8.9%
Canada               530      632      712      805      767        5.8%
Latin America        455      315      256      278      280        2.1%
Asia and others        9       19        8        8       17        0.1%
                  ------   ------   ------   ------   ------       ----
TOTAL             11,240   10,997   12,190   13,897   13,321        100%
                  ======   ======   ======   ======   ======       ====

----------
(1)  Figures exclude passengers in transit and private aviation passengers.

     In 2003, 2004 and 2005, approximately 78.1%, 83.5% and 84.3% respectively, of our domestic passengers traveled to or from Mexico City.

     The following table sets forth the total traffic volume and air traffic movements in our nine airports for the periods presented:

                                 AIRPORT TRAFFIC
                                 (in thousands)

                                             YEAR ENDED DECEMBER 31,
                              ----------------------------------------------------
                                2001       2002       2003       2004       2005
                              --------   --------   --------   --------   --------
Passengers:
Total......................   11,240.3   10,996.6   12,190.0   13,897.2   13,321.3
                              ========   ========   ========   ========   ========

Air traffic movements:(1)
Total......................      194.9      194.9      198.0      219.8      209.9
                              ========   ========   ========   ========   ========

----------
(1) Includes landings and departures, in thousands. Air traffic movement data include the Cancun charter terminal for all periods, because ASUR earned landing fees from all landings regardless of the terminal used.

     The following table sets forth the passenger traffic volume for each of our airports during the periods indicated:

                                PASSENGER TRAFFIC
                                 (in thousands)

                                             Year Ended December 31,
                              ----------------------------------------------------
                                2001       2002       2003       2004       2005
                              --------   --------   --------   --------   --------
Cancun.....................    7,640.0    7,718.0    8,684.2   10,010.7    9,301.5
Merida.....................      919.4      849.6      899.6      931.1    1,021.9
Cozumel....................      565.2      445.9      455.8      584.4      486.6
Villahermosa...............      533.2      499.1      599.7      673.3      717.4
Oaxaca.....................      440.2      433.2      461.0      543.2      563.7
Veracruz...................      503.4      479.6      514.6      563.5      579.4
Huatulco...................      317.3      268.4      259.4      270.8      312.0
Tapachula..................      190.4      176.8      184.8      193.6      192.3
Minatitlan.................      131.2      126.0      130.9      126.5      146.5
                              --------   --------   --------   --------   --------
   TOTAL...................   11,240.3   10,996.6   12,190.0   13,897.1   13,321.3
                              ========   ========   ========   ========   ========

                       AIR TRAFFIC MOVEMENTS BY AIRPORT(1)

                                          YEAR ENDED DECEMBER 31,
                              -----------------------------------------------
                                2001      2002      2003      2004      2005
                              -------   -------   -------   -------   -------
Cancun.....................    80,900    82,730    87,347    97,575    93,761
Merida.....................    23,627    22,827    24,213    26,534    25,449
Cozumel....................    15,225    14,015    12,813    14,355    13,381
Villahermosa...............    19,058    18,244    20,299    22,267    19,892
Oaxaca.....................    14,428    15,479    15,111    17,502    17,796
Veracruz...................    18,705    19,034    19,737    22,228    20,520
Huatulco...................     6,213     5,922     5,461     6,152     6,996
Tapachula..................    12,317    12,032     7,658     7,686     6,169
Minatitlan.................     4,431     4,602     5,362     5,598     5,937
                              -------   -------   -------   -------   -------
   TOTAL...................   194,904   194,885   198,001   219,897   209,901
                              =======   =======   =======   =======   =======

----------
(1)  Includes departures and landings.

     The following table sets forth the air traffic movements in our airports for the periods indicated in terms of commercial, charter and general aviation:

                   AIR TRAFFIC MOVEMENTS BY AVIATION CATEGORY

                                          YEAR ENDED DECEMBER 31,
                              -----------------------------------------------
                                2001      2002      2003      2004      2005
                              -------   -------   -------   -------   -------
Commercial Aviation........   137,019   142,877   143,783   157,139   159,308
Charter Aviation...........    24,565    19,183    22,535    28,520    25,557
General Aviation(1)........    33,320    32,825    31,683    34,238    25,036
                              -------   -------   -------   -------   -------
   TOTAL...................   194,904   194,885   198,001   219,897   209,901
                              =======   =======   =======   =======   =======

----------
(1)  General aviation generally consists of small private aircraft.

CANCUN INTERNATIONAL AIRPORT

     Cancun International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2005, Cancun International Airport was the second busiest airport in Mexico in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. The airport is located approximately 16 kilometers (ten miles) from the city of Cancun, which has a population of approximately 519,000. In 2003, 2004 and 2005, approximately 6.5 million, 7.8 million and 7.5 million passengers, respectively, traveled through Cancun International Airport's main terminal. Of these passengers, in 2003, 2004 and 2005, 67.1%, 77.6% and 78.5% respectively, were international passengers. A substantial majority of the airport's international passengers (69.1% in 2003, 69.4% in 2004 and 69.0% in 2005) began or ended their travel in the United States. The airport's most important points of origin and destination are Mexico City, Miami, Houston, Dallas and New York. Due to the airport's significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See "Item 3. Key Information--Risk Factors--Risks Related to Our Operations--Our business could be adversely affected by a downturn in the U.S. economy."

     During 2005, approximately 1.8 million passengers traveled through the charter terminal in Cancun International Airport. Combined with the 7.5 million passengers that traveled through the main terminal in that year, a total of 9.3 million passengers were served by Cancun International Airport in 2005. The charter terminal at Cancun airport is currently closed because of damage from Hurricane Wilma.

     Cancun is located in the state of Quintana Roo. Cancun and its surroundings was the most visited international tourism destination in Mexico in 2005, according to the Mexican Ministry of Tourism. According to the Mexican National Trust for Tourist Development, the Cancun area had approximately 27,484 hotel rooms as of December 31, 2005. Although Cancun may be reached by land, sea or air, we believe most tourists arrive by air through Cancun International Airport. Cancun is between approximately one and a half and five hours by air from all major cities in the United States and 10 to 13 hours by air from most major European cities.

     Cancun is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancun International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancun south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican National Trust for Tourism Development, the greater Cancun area (including the Mayan Riviera) was estimated to have an aggregate of approximately 52,870 hotel rooms as of December 31, 2005.

     Since most of the airport's passengers are tourists, the airport's traffic volume and results of operations are influenced by the perceived attractiveness of Cancun as a tourist destination. See "Item 3. Key Information--Risk Factors--Risks Related to Our Operations--Our business could be adversely affected by a downturn in the U.S. economy."

     As part of our commercial strategy, in the fourth quarter of 2005 we completed an expansion of 8,224 square meters (approximately 88,621 square feet) and a remodeling of 1,387 square meters (approximately 14,445 square feet), giving us a total of 69,584 square meters (approximately 749,004 square feet) of which 10,147 square meters (109,221 square feet) are for commercial use in Cancun International Airport's main terminal. We are currently pursuing the eviction of several commercial tenants that occupy a small part of this area. In April 2006, we obtained a license to develop cargo facilities at the airport, which are currently being operated by Cancun Carga, S.A. de C.V.

     Cancun International Airport currently has one runway with a length of 3,500 meters (2.2 miles). Due to a significant increase in passengers at Cancun International Airport, we have initiated the necessary studies for the construction of a second runway, and have obtained substantially all the land for the second runway in concession from the Mexican federal government. However, there can be no assurance that the land obtained will be adequate for building the second runway. If, for any reason, we are unable to carry out the construction of this second runway, it could limit the growth of our business and adversely affect our results of operations, future prospects or financial condition.

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

     The airport's main terminal (including the satellite terminal wing) has a total area of approximately 49,010.59 square meters (approximately 527,285 square feet). The charter terminal in Cancun International Airport, which we acquired on June 30, 1999, has an additional 20,500 square meters (approximately 220,500 square feet).

     On December 6, 2005, we began construction on a third terminal, which we estimate will require an investment of approximately U.S.$100 million. The new building, measuring a total area of 40,000 square meters (approximately 430,556 square feet), will feature 84 check-in counters and 11 boarding gates with boarding bridges, as well as four gates served by buses. The new terminal will feature state-of-the-art passenger information systems and an advanced security system that screens all hold and cabin baggage in compliance with new international aviation security regulations.

     Mera Aeropuertos, S.A. de C.V. provides food and beverage services in several locations in our Cancun airport through its subsidiary Hoteleria Inmobiliaria, S.A de C.V in exchange for a fee that it pays to us which is partially based on its sales and passenger traffic in the airport.

     As of December 2004, we charge taxis and passenger vans an access fee of Ps. 14.55, and buses an access fee of Ps. 24.55, upon entering the airport.

     On October 21, 2005, Hurricane Wilma struck the Yucatan Peninsula, causing severe damage to the infrastructure of the Cancun airport and to our administrative office building in Cancun. The airport's power sources, as well as its control tower and air navigation systems, were knocked out. Cancun airport closed on October 21 at approximately 6:00 p.m. and reopened on October 24 at approximately 8:00 a.m. Airport operations did not return to normal for several weeks, and the airport's charter terminal remains closed, with charter passengers being routed through the main terminal. In July 2005, we temporarily closed the Cancun airport for approximately 16 hours as a safety precaution in anticipation of Hurricane Emily.

     In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek a concession from the Mexican federal government to build and operate a new airport in the Mayan Riviera region of the state, which is currently served primarily by Cancun International Airport. The President of Mexico has publicly announced the intention of the Mexican federal government to initiate a public bidding process to build an airport to service the Mayan Riviera. ASUR has no further details on the construction or projected opening of the airport and is unable to predict the effect that it may have on our passenger traffic or operating results if the project is successfully carried out.

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

MERIDA INTERNATIONAL AIRPORT

     Merida International Airport serves the inland city of Merida, which has a population of approximately 920,000, and surrounding areas in the state of Yucatan. Merida International Airport ranked second among our airports in 2005 in terms of passenger traffic and contribution to revenues. During 2003, 2004 and 2005, Merida International Airport served 899,620, 931,127 and 1,021,902 passengers, respectively, the substantial majority of which were domestic. The airport's primary point of origin and destination is Mexico City.

     Merida International Airport attracts a mix of both business travelers and tourists. The city of Merida is an established urban area with numerous small and medium-sized businesses. The city is approximately 120 kilometers (75 miles) by highway from Chichen Itza and approximately 80 kilometers (50 miles) from Uxmal, pre-Columbian archeological sites that attract a significant number of tourists.

     The airport has two perpendicular runways, one with a length of 3,200 meters (2.0 miles) and another with a length of 2,300 meters (1.4 miles). The airport has one main terminal, with four gates accessible by passenger walkways and six remote boarding positions. As part of our commercial strategy, we remodeled the entire 7,110 square meter (76,400 square foot) terminal, of which 962 square meters (approximately 10,350 square feet) are for commercial use. This remodeled area was opened in December 2001.

     In 2003, 2004 and 2005, approximately 18,829, 19,148 and 19,105 metric tons of cargo, respectively, were transported through Merida International Airport, making it our leading airport in terms of cargo volume. In 2003, 2004 and 2005, Merida represented approximately 47.9%, 46.6% and 45.1%, respectively, of our total cargo volume. We have considered opportunities for developing the Merida cargo facilities, but we have no plans to pursue such opportunities at this time.

     There is currently one business operating under a long-term lease in Merida International Airport with Grupo de Desarrollo del Sureste, S.A. de C.V. (GDS), which will terminate on January 1, 2009. This lease allows GDS to construct and develop the airport's air cargo terminal. Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

     In July 2005, we closed our Merida airport for eight hours as a safety precaution in anticipation of Hurricane Emily.

COZUMEL INTERNATIONAL AIRPORT

     Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2003, 2004 and 2005, 455,831, 584,444 and 486,616 passengers, respectively, traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 2.9 million and 2.5 million cruise ship visitors in 2004 and 2005, respectively. Cozumel has one of the world's largest coral reserves, and many passengers traveling to Cozumel are divers. The airport's most important points of origin and destination are Houston, Dallas and Cancun. The island of Cozumel has a population of approximately 71,000.

     As part of our commercial strategy, at Cozumel International Airport's main terminal we completed an expansion of 2,218 square meters (approximately 23,900 square feet) and a remodeling of 1,132 square meters (approximately 12,200 square feet) in 2001, giving us a main terminal building with a total of 7,258 square meters (78,100 square feet) of which 610 square meters (6,600 square feet) are for commercial use.

     The airport has a commercial runway with a length of 2,700 meters (1.7 miles). The airport has one main commercial terminal, with four remote boarding positions. The airport also has a general aviation building for small private aircraft.

     On October 21, 2005, Hurricane Wilma struck the Yucatan Peninsula, causing severe damage to the infrastructure of the Cozumel airport. The airport's power source, as well as its control tower and air navigation systems, were disrupted. Cozumel airport closed on October 21 at approximately 3:00 p.m. and reopened on October 23 at approximately 9:00 a.m. Airport operations did not return to normal for several weeks.

     In July 2005, we temporarily closed the Cozumel airport for 21 hours as a result of Hurricane Emily. In September 2004, we closed Cozumel airport for approximately 36 hours as a safety precaution in anticipation of hurricane Ivan. Approximately 9 flights were cancelled, and no recorded damage or passenger injuries resulted.

VILLAHERMOSA INTERNATIONAL AIRPORT

     Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of approximately 658,000. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport's passengers are businesspeople working in the oil industry. During 2003, 2004 and 2005, the airport served 599,729, 673,313 and 717,413 passengers, respectively, substantially all of which arrived on domestic flights. The airport's most important point of origin and destination is Mexico City.

     The airport has one runway with a length of 2,200 meters (1.4 miles). The airport's main terminal has four remote parking positions.

     As a result of a modernization project currently being concluded, the airport's commercial aviation apron has been extended by a total of 12,521 square meters (134,634.41 square feet), representing an increase of 87%. The terminal building was expanded from 5,463 square meters (58,741.93 square feet) to 9,678 square meters (104,064.52 square feet), representing an increase of 77%.

OAXACA INTERNATIONAL AIRPORT

     Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of approximately 511,000. The airport served 461,013, 543,238 and 563,656 passengers in 2003, 2004 and 2005, respectively, most of which were domestic. The airport's passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport's most important point of origin and destination is Mexico City.

     The airport has one runway with a length of 2,450 meters (1.5 miles) and a main terminal building with five remote positions. The airport also includes a general aviation building for small private airplanes with 20 positions.

VERACRUZ INTERNATIONAL AIRPORT

     Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of approximately 600,000. Veracruz is the busiest port in Mexico in terms of commercial traffic, and is the location of the country's largest container terminal. According to the Mexican Bureau of Ports, Veracruz accounted for 20.3% of all waterborne cargo handled by Mexican ports in 2005. In 2003, 2004 and 2005, the airport served 514,587, 563,511 and 579,449 passengers, respectively. Because the airport's passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport's most important point of origin and destination is Mexico City.

     The airport has two perpendicular runways, one with a length of 2,400 meters (1.5 miles) and another with a length of 1,523 meters (1.0 miles). The airport has one main commercial terminal. The airport also has a general aviation building for small private aircraft with 23 positions.

     The original 4,065 square meters (43,700 square feet) of the terminal building at the airport have been remodeled, and an extension of 2,000 square meters (21,500 square feet) was added, representing an increase of 49%. In addition, special collapsible jetways were built to protect passengers during boarding and disembarking, along with a new international baggage reclaim facility and bigger, newer offices and facilities for federal authorities.

HUATULCO INTERNATIONAL AIRPORT

     Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico's Pacific coast. Huatulco has a population of approximately 14,000, and was developed as a tourist resort in the late 1980s. The airport served 259,386, 270,757 and 312,055 passengers in 2003, 2004 and 2005, respectively, most of which were domestic. The substantial majority of the airport's passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic. The airport's most important points of origin and destination are Mexico City, Monterrey and Oaxaca.

     The airport has one runway with a length of 2,700 meters (1.7 miles). The airport's main terminal has three remote positions. The airport has a general aviation building for small private airplanes with 8 positions.

TAPACHULA INTERNATIONAL AIRPORT

     Tapachula International Airport serves the city of Tapachula, which has a population of approximately 199,000 and the state of Chiapas. In 2003, 2004 and 2005, the airport served 184,750, 193,573 and 192,326 passengers, respectively, substantially all of which were domestic. The airport's passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport's most important point of origin and destination is Mexico City.

     The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one main terminal with three remote boarding positions. The airport also has a general aviation building for small private aircraft with 24 boarding positions.

MINATITLAN AIRPORT

     Minatitlan Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlan. The metropolitan area comprised of these three cities has a population of approximately 541,000. In 2003, 2004 and 2005, the airport served 130,900, 126,497 and 146,485 passengers, respectively. In recent years, the airport's passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque. The airport's passengers are principally domestic business people drawn by the area's petrochemical and agriculture businesses. Because the airport's passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport's most important point of origin and destination is Mexico City.

     The airport has one runway with a length of 2,100 meters (1.3 miles). The airport's main terminal has three remote parking positions. The airport has a general aviation building for small private airplanes with 30 boarding positions.

PRINCIPAL AIR TRAFFIC CUSTOMERS

     As of December 31, 2005, 104 international airlines and 18 Mexican airlines operated flights at our nine airports (including airlines operating in the charter terminal in Cancun International Airport and airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline's aircraft, with both airlines booking passengers through the same code.

     Grupo Mexicana, whose subsidiaries include Mexicana and Click Mexicana (formerly known as Aerocaribe), operates the most flights at our airports, with Aeromexico providing the second highest number of flights. Prior to the recent sale of Grupo Mexicana, both Mexicana and Aeromexico were controlled by Cintra, S.A. de C.V. (now Consorcio Aeromexico, S.A. de C.V.), a holding company controlled by the Mexican government whose airlines accounted for 22.6%, 19.5% and 19.1% of the revenues generated by our airports in 2003, 2004 and 2005, respectively. On December 20, 2005, Cintra sold Grupo Mexicana to Grupo Posadas, S.A. de C.V., the largest hotel operator in Mexico. Grupo Aeromexico and Grupo Mexicana also control other airlines operating in our airports, including Aerocozumel and Aeromexpress, as well as the largest provider of baggage and ramp handling services at our airports, Servicios de Apoyo en Tierra, or SEAT. Further information regarding Consorcio Aeromexico-controlled entities may be found in "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--Agreements with Entities Controlled by the Mexican Government."

     Among foreign airlines, American Airlines and Continental Airlines operate the greatest number of flights to and from our airports. In 2003, American Airlines and Continental Airlines accounted for 6.7% and 5.6%, respectively, of our revenues. In 2004, American Airlines and Continental Airlines accounted for 6.8% and 5.4%, respectively, of our total revenues. In 2005, American Airlines and Continental Airlines accounted for 6.0% and 5.1%, respectively, of our total revenues.

     The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2003, 2004 and 2005:

                         PRINCIPAL AIR TRAFFIC CUSTOMERS

                                                            PERCENTAGE OF ASUR REVENUES
                                                              YEAR ENDED DECEMBER 31,
                                                            ---------------------------
                                                                2003   2004   2005
                                                               -----   ----   ----
CUSTOMER
Compania Mexicana de Aviacion, S.A. de C.V. (Mexicana) ..       11.6%   9.6%  10.4%
American Airlines .......................................        6.7%   6.8%   6.1%
Aerovias de Mexico, S.A. de C.V. (Aeromexico) ...........        6.5%   6.2%   5.1%
Continental Airlines ....................................        5.6%   5.4%   5.1%
Aerovias Caribe, S.A. de C.V. (Click) ...................        4.1%   3.3%   3.3%
Aviation Support S.A. de C.V ............................        2.3%   2.0%   2.2%
Aviacion Comercial Especializada S.A. de C.V ............        4.1%   4.0%   3.8%
Comercializadora de Productos en Aeropuertos ............        3.8%     0%   0.3%
Consorcio Aviacsa, S.A. de C.V ..........................        3.1%   3.6%   4.3%
Lineas Aereas Allegro, S.A. de C.V ......................        2.4%     0%     0%
Air Routing International Corporation ...................        2.2%     0%     0%
American Trans Air ......................................        2.0%   1.3%   1.1%
Petroservicios de Mexico, S.A. de C.V ...................        2.0%   2.5%   2.1%
   Other ................................................       43.6%  55.3%  56.2%
                                                               -----   ----   ----
   TOTAL ................................................      100.0%   100%   100%
                                                               =====   ====   ====

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

Competition

     Since our business is substantially dependent on international tourists, our principal competition is from competing tourist destinations. We believe that the main competitors to Cancun are vacation destinations in Mexico, such as Acapulco, Puerto Vallarta and Los Cabos, and elsewhere such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean island and Central American resorts. In March 2000, a new airport opened in Chichen Itza. This airport is operated by the former operator of the charter terminal in Cancun International Airport. In addition, the Mexican government has announced its intention to grant a concession for a new airport in the Mayan Riviera through a public bidding process. In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek any such concession that may be granted. Currently, the Mayan Riviera is served primarily by Cancun International Airport. ASUR has no further details on the construction or projected opening of the airport and is unable to predict the effect that it may have on our passenger traffic or operating results if the project is successfully carried out.

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

     Excluding Cancun International Airport, our airports generally do not face significant competition. The Mexican Airport and Auxiliary Services Agency currently operates seven small airports in Mexico's southeast region. The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 10% of the passenger traffic in the region.

                              REGULATORY FRAMEWORK

SOURCES OF REGULATION

     The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:

-    the Mexican Airport Law, enacted December 22, 1995,

-    the regulations to the Mexican Airport Law, enacted February 17, 2000,

-    the Mexican Communications Law, enacted February 19, 1940,

-    the Mexican Civil Aviation Law, enacted May 12, 1995,

-    the Mexican Federal Duties Law, enacted December 31, 1981,

-    the Mexican National Assets Law, enacted May 20, 2004, and

- the concessions that entitle our subsidiaries to operate our nine airports, which were granted June 29, 1998 and amended on March 19, 1999.

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

     The Mexican National Assets Law among other items establishes regulations relating to concessions on real property held in the public domain, including the airports that we operate. The Mexican National Assets Law requires concessionaires of real property held in the public domain that are used for administrative or other non-public purposes to pay a tax. In addition, the Mexican National Assets Law establishes grounds for revocation of concessions for failure to pay this tax.

     The constitutionality of the Mexican National Assets Law has not been challenged in Mexico's court system. If challenged in the future, a court could declare the tax void or determine an alternate amount. We do not expect that this new tax will materially affect our results of operations or financial condition.

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

ROLE OF THE MINISTRY OF COMMUNICATIONS AND TRANSPORTATION

     The Ministry of Communications and Transportation is the principal regulator of airports in Mexico and is authorized by the Mexican Airport Law to perform the following functions:

-    grant, modify and revoke concessions for the operation of airports,

- establish air transit rules and rules regulating take-off and landing schedules through the Mexican air traffic control authority,

- take all necessary action to create an efficient, competitive and non-discriminatory market for airport-related services,

- approve any transaction or transactions that directly or indirectly may result in a change of control of a concession holder,

- approve the master development plans prepared by each concession holder every five years,

-    determine each airport's maximum rates,

- approve any agreements entered into between a concession holder and a third party providing airport or complementary services at its airport,

-    establish safety regulations,

- monitor airport facilities to determine their compliance with the Mexican Airport Law, other applicable laws and the terms of the concessions, and

- impose penalties for failure to observe and perform the rules under the Mexican Airport Law, the Mexican Airport Law regulations and the concessions.

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

SCOPE OF CONCESSIONS AND GENERAL OBLIGATIONS OF CONCESSION HOLDERS

     As authorized under the Mexican Airport Law, each of the concessions held by our subsidiaries is for an initial 50-year term from November 1, 1998. This initial term of each of our concessions may be renewed in one or more terms for up to an additional 50 years, subject to the concession holder's acceptance of any new conditions imposed by the Ministry of Communications and Transportation and to its compliance with the terms of its concession.

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

CLASSIFICATION OF SERVICES PROVIDED AT AIRPORTS

     The Mexican Airport Law and the Mexican Airport Law regulations classify the services that may be rendered at an airport into the following three categories:

- Airport Services. Airport services may be rendered only by the holder of a concession or a third party that has entered into an agreement with the concession holder to provide such services. These services include: --the use of airport runways, taxiways and aprons for landing, aircraft parking and departure, --the use of hangars, passenger walkways, transport buses and automobile parking facilities, --the provision of airport security services, rescue and firefighting services, ground traffic control, lighting and visual aids, --the general use of terminal space and other infrastructure by aircraft, passengers and cargo, and --the provision of access to an airport to third parties providing complementary services (as defined in the Mexican Airport Law) and third parties providing permanent ground transport services (such as taxis).

- Complementary Services. Complementary services may be rendered by an airline, by the airport operator or by a third party under agreements with airlines or the airport operator. These services include: --ramp and handling services, --passenger check-in, and --aircraft security, catering, cleaning, maintenance, repair and fuel supply and related activities that provide support to air carriers.

- Commercial Services. Commercial services involve services that are not considered essential to the operation of an airport or aircraft, and include: --the leasing of space to retailers, restaurants and banks, and --advertising.

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

     Each master development plan is for a fifteen-year period and is required to be updated every five years and resubmitted for approval to the Ministry of Communications and Transportation. Upon such approval, the master development plan is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder's master development plan or upon approval by the Ministry of Communications and Transportation. Information required to be presented in the master development plan includes:

-    airport growth and development expectancies,

- 15-year projections for air traffic demand (including passenger, cargo and operations),

- construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities and equipment,

- five-year detailed investment program and planned major investments for the following ten years,

-    probable sources of financing,

-    descriptive airport plans, and

-    environmental protection measures.

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

     The following table sets forth our committed investments for each airport pursuant to the terms of our current master development plans for the periods presented. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

                              COMMITTED INVESTMENTS

                                              YEAR ENDED DECEMBER 31,
                  -------------------------------------------------------------------------------
                     2004         2005         2006          2007          2008          TOTAL
                  ----------   ----------   ----------   ------------   ----------   ------------
                                              (THOUSANDS OF PESOS)(1)
Cancun(2) .....   Ps.299,724   Ps.386,739   Ps.758,611   Ps.  942,155   Ps. 74,535   Ps.2,461,764
Merida ........        8,377       50,832       15,694         18,305       15,347        108,555
Cozumel .......        8,412       18,388          773          6,027       33,822         67,422
Villahermosa ..       19,362       51,331       26,583         21,492        2,115        120,883
Oaxaca ........        5,204        5,294        3,197          4,641        5,937         24,273
Veracruz ......       18,974       22,253          907          2,039       14,473         58,646
Huatulco ......       14,927        5,301        5,817          9,103        3,876         39,024
Tapachula .....       14,982       21,556       13,954         12,626        1,364         64,482
Minatitlan ....       35,630       47,630        4,082          7,111       11,650        106,103
                  ----------   ----------   ----------   ------------   ----------   ------------
   TOTAL ......   PS.425,592   PS.609,324   PS.829,618   PS.1,023,499   PS.163,119   PS.3,051,152
                  ==========   ==========   ==========   ============   ==========   ============

----------
(1) Expressed in constant pesos with purchasing power as of December 31, 2005 based on the Mexican construction price index in accordance with the terms of our master development plan.

(2) The master development plan for Cancun airport was modified in the fourth quarter of 2005 to reflect our decision to build a new terminal rather than implement extensive expansion and remodeling of existing terminals, and to reflect an accelerated timetable for the construction of a second runway once the necessary land is received from the government.

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

     The Rate Regulation provides that the following sources of revenues are regulated under this "dual-till" system:

- revenues from airport services (as defined under the Mexican Airport Law), other than automobile parking, and

- access fees earned from third parties providing complementary services, other than those related to the establishment of administrative quarters that the Ministry of Communications and Transportation determines to be non-essential.

     All other sources of revenues at our airports are not regulated. Approximately 84.0%, 78.8% and 74.6% of our revenues in 2003, 2004 and 2005, respectively, were derived from regulated sources of revenue.

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

                                     MAXIMUM RATES(1)(2)
                                   YEAR ENDED DECEMBER 31,
                  --------------------------------------------------------
                     2004        2005       2006        2007        2008
                  ---------   ---------   --------   ---------   ---------
Cancun ........   Ps.119.17   Ps.118.27   Ps117.38   Ps.116.50   Ps.115.62
Merida ........       89.80       89.14      88.47       87.81       87.15
Cozumel .......      127.86      126.90     125.94      124.99      124.06
Villahermosa ..      104.05      103.25     102.49      101.72      100.96
Oaxaca ........      109.70      108.87     108.05      107.24      106.45
Veracruz ......       93.18       92.47      91.78       91.10       90.41
Huatulco ......      105.39      104.61      91.85      103.05      102.27
Tapachula .....      131.06      130.08     129.11      128.14      127.18
Minatitlan ....      111.71      110.87     110.04      109.21      108.40

----------
(1) Expressed in adjusted pesos as of December 31, 2005 based on the Mexican producer price index (excluding petroleum).

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

Methodology For Determining Future Maximum Rates

     The Rate Regulation provides that each airport's annual maximum rates are to be determined in five-year intervals based on the following variables:

- Projections for the fifteen-year period of work load units (each of which is equivalent to one passenger or 100 kilograms (220 pounds) of cargo), operating costs and expenses (excluding amortization and depreciation) related to services subject to price regulation.

- Projections for the fifteen-year period of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the master development plans.

- Reference values, which were established in the concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value.

- A discount rate to be determined by the Ministry of Communications and Transportation. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the prior 24 months plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico.

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

     To the extent that such aggregate revenues per work load unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On January 1, 2006, the daily minimum wage in Mexico City was Ps. 48.67. As a result, the maximum penalty at such date could have been Ps. 2.4 million (U.S.$228,833). In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances that might lead to a revocation of a concession may be found below at "Penalties and Termination and Revocation of Concessions and Concession Assets."

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

Special Adjustments to Maximum Rates

     Once determined, each airport's maximum rates are subject to special adjustment only under the following circumstances:

- Change in law or natural disasters. A concession holder may request an adjustment in its maximum rates if a change in law with respect to quality standards or safety and environmental protection results in operating costs or capital expenditures that were not contemplated when its maximum rates were determined. In addition, a concession holder may also request an adjustment in its maximum rates if a natural disaster affects demand or requires unanticipated capital expenditures. There can be no assurance that any request on these grounds would be approved, or that we would make such a request.

- Macroeconomic conditions. A concession holder may also request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican gross domestic product in a 12-month period, the work load units processed in the concession holder's airport are less than that projected when its maximum rates were determined. To grant an adjustment under these circumstances, the Ministry of Communications and Transportation must have already allowed the concession holder to decrease its projected capital improvements as a result of the decline in passenger traffic volume. There can be no assurance that any request on these grounds would be approved, or that we would make such a request.

- Increase in concession fee under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds would be approved.

- Failure to make required investments or improvements. The Ministry of Communications and Transportation annually is required to review each concession holder's compliance with its master development plan (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its master development plan, the Ministry of Communications and Transportation is entitled to decrease the concession holder's maximum rates and assess penalties.

- Excess revenues. In the event that revenues subject to price regulation per work load unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the Ministry of Communications and Transportation is also entitled to assess penalties against the concession holder.

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

     The Mexican Airport Law provides that any person or group directly or indirectly acquiring control of a concession holder is required to obtain the consent of the Ministry of Communications and Transportation to such control acquisition. For purposes of this requirement, control is deemed to be acquired in the following circumstances:

-    if a person acquires 35% or more of the shares of a concession holder,

- if a person has the ability to control the outcome of meetings of the stockholders of a concession holder,

- if a person has the ability to appoint a majority of the members of the board of directors of a concession holder, and

-    if a person by any other means acquires control of an airport.

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

PENALTIES AND TERMINATION AND REVOCATION OF CONCESSIONS AND CONCESSION ASSETS

     The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession. On January 1, 2006, the daily minimum wage in Mexico City was Ps. 48.67. As a result, the maximum penalty at such date could have been Ps. 19.5 million (U.S.$1.8 million).

     Under the Mexican Airport Law and the terms of the concessions, a concession may be terminated upon any of the following events:

-    expiration of its term,

-    surrender by the concession holder,

- revocation of the concession by the Ministry of Communications and Transportation,

- reversion of the Mexican government-owned assets that are the subject of the concession (principally real estate, improvements and other infrastructure),

- inability to achieve the purpose of the concession, except in the event of force majeure, or

-    dissolution, liquidation or bankruptcy of the concession holder.

     The Mexican National Assets Law, published in the Diario Oficial de la Federacion on May 20, 2004, among other items, establishes regulations relating to concessions on real property held in the public domain, including the airports that we operate. The Mexican National Assets Law requires concessionaires of real property held in the public domain that are used for administrative or other non-public purposes to pay a tax. In addition, the Mexican National Assets Law establishes new grounds for revocation of concessions for failure to pay this tax.

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

     A concession may be revoked by the Ministry of Communications and Transportation under certain conditions, including:

- the failure by a concession holder to begin operating, maintaining and developing an airport pursuant to the terms established in the concession,

- the failure by a concession holder to maintain insurance as required under the Mexican Airport Law,

- the assignment, encumbrance, transfer or sale of a concession, any of the rights thereunder or the assets underlying the concession in violation of the Mexican Airport Law,

- any alteration of the nature or condition of an airport's facilities without the authorization of the Ministry of Communications and Transportation,

- use, with a concession holder's consent or without the approval of air traffic control authorities, of an airport by any aircraft that does not comply with the requirements of the Mexican Civil Aviation Law, that has not been authorized by the Mexican air traffic control authority, or that is involved in the commission of a felony,

- knowingly appointing a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws,

- a violation of the safety regulations established in the Mexican Airport Law and other applicable laws,

- a total or partial interruption of the operation of an airport or its airport or complementary services without justified cause,

- the failure of ASUR to be the beneficial owner of at least 51% of the capital stock of its subsidiary concession holders,

-    the failure to maintain the airport's facilities,

-    the provision of unauthorized services,

- the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider,

- charging prices higher than those registered with the Ministry of Communications and Transportation for regulated services or exceeding the applicable maximum rate,

- any act or omission that impedes the ability of other service providers or authorities to carry out their functions within the airport, or

- any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

     The Ministry of Communications and Transportation is entitled to revoke a concession without prior notice as a result of the first six events described above. In the case of other violations, a concession may be revoked as a result of a violation only if sanctions have been imposed at least three times with respect to the same violation.

     According to the Mexican National Assets Law, Mexico's national patrimony consists of private and government-owned assets of the Federation. The surface area of our airports and improvements on such space are considered government-owned assets. A concession concerning government-owned assets may be "rescued," or revert, to the Mexican government prior to the concession's expiration, when considered necessary for the public interest. In exchange, the Mexican government is required to pay compensation as determined by expert appraisers. Following a declaration of "rescue," or reversion, the assets that were subject to the concession are automatically returned to the Mexican government.

     In the event of war, public disturbances or threats to national security, the Mexican government may requisition any airport, airport and complementary services as well as any other airport assets. Such government action may exist only for the duration of the emergency. Except in the case of war, the Mexican federal government is required to compensate all affected parties for any damages or losses suffered as a result of such government action. If the Mexican government and a concession holder cannot agree as to the appropriate amount of damages or losses, the amount of damages shall be determined by experts jointly appointed by both parties and the amount of losses shall be determined based on the average net income of the concession holder during the previous year.

GRANTS OF NEW CONCESSIONS

     The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities. In addition, the government may grant concessions without a public bidding process to the following entities:

     - parties who hold permits to operate civil aerodromes and intend to transform the aerodrome into an airport so long as (i) the proposed change is consistent with the national airport development programs and policies, (ii) the civil aerodrome has been in continuous operation for the previous 5 years and (iii) the permit holder complies with all requirements of the concession,

     - current concession holders when necessary to meet increased demand so long as (i) a new airport is necessary to increase existing capacity,
          (ii) the operation of both airports by a single concession holder is more efficient than other options, and (iii) the concession holder complies with all requirements of the concession,

     - current concession holders when it is in the public interest for their airport to be relocated,

     -    entities in the federal public administration, and

     - commercial entities in which local or municipal governments have a majority equity interest if the entities' corporate purpose is to manage, operate, develop and/or construct airports.

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

                            ORGANIZATIONAL STRUCTURE

     The following table sets forth our consolidated subsidiaries as of December 31, 2005, including our direct and indirect ownership interest in each:

SUBSIDIARY                                           OWNERSHIP INTEREST
----------                                           ------------------
Aeropuerto de Cancun, S.A. de C.V.                         99.99%
Aeropuerto de Cozumel, S.A. de C.V.(1)                     99.99%
Aeropuerto de Merida, S.A. de C.V.                         99.99%
Aeropuerto de Huatulco, S.A. de C.V.(2)                    99.99%
Aeropuerto de Oaxaca, S.A. de C.V.                         99.99%
Aeropuerto de Veracruz, S.A. de C.V.(3)                    99.99%
Aeropuerto de Villahermosa, S.A. de C.V.                   99.99%
Aeropuerto de Tapachula, S.A. de C.V.(4)                   99.99%
Aeropuerto de Minatitlan, S.A. de C.V.(5)                  99.99%
Servicios Aeroportuarios del Sureste, S.A. de C.V.         99.99%

(1) As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has an 18.1% equity participation in this airport.

(2) As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has a 24.2% equity participation in this airport.

(3) As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has an 8.9% equity participation in this airport.

(4) As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has a 29.9% equity participation in this airport.

(5) As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has a 30.0% equity participation in this airport.

All of our subsidiaries are organized under the laws of Mexico.

                          PROPERTY, PLANT AND EQUIPMENT

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

     ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

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

     Our financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. See Note 16 to our financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

OVERVIEW

     We operate nine airports in the southeastern region of Mexico pursuant to concessions granted by the Mexican government. The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2003, 2004 and 2005, approximately 78.8%, 75.0% and 70.6%, respectively, of our total revenues derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.

     We also derive revenue from non-aeronautical activities, which principally relate to the commercial, non-aeronautical activities carried out at our airports such as the leasing of space to restaurants and retailers. Our revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are principally affected by the passenger volume at our airports and the mix of commercial activities carried out at our airports. While we believe aeronautical revenues will continue to represent a substantial majority of our future total revenues, we anticipate that the future growth of our revenues from commercial activities will exceed the growth rate of our aeronautical revenues.

IMPACT OF HURRICANE WILMA

     Our results of operations in 2005 were substantially affected by the extensive damage caused by Hurricane Wilma to hotel infrastructure in the Cancun, Cozumel and Mayan Riviera regions in October 2005. In addition, the charter terminal at the Cancun airport sustained substantial damage and has not yet been repaired. Our passenger traffic decreased 33.1% during the fourth quarter of 2005 as compared to the fourth quarter of 2004. Consequently, our revenues and operating income for the fourth quarter of 2005 decreased 32.6% and 86.5%, respectively, relative to the same period in 2004. Cancun's Municipal Tourism Authority estimated that as of December 1, 2005, 25.9% of the rooms available in Cancun prior to the hurricane were in operation and that 40.0% of such rooms were available as of December 31, 2005. The Trust for the Promotion of Tourism in the Mayan Riviera estimated that 90.7% of available hotel rooms in the Mayan Riviera were in operation at the end of December 2005.

PASSENGER TRAFFIC VOLUME AND COMPOSITION

     Our principal source of revenues is passenger charges, which are charges collected from airlines for each passenger (other than diplomats, infants and transfer and transit passengers) departing from the airport terminals that we operate. In 2003, 2004 and 2005, passenger charges represented 77.2 %, 80.5% and 80.3% of our aeronautical services revenues and 60.8%, 60.3% and 56.7%, respectively, of our consolidated revenues. As a result, the principal factor affecting our results of operations is the number of passengers using our airports.

     In recent years, the aggregate passenger traffic volume in our airports has been divided between domestic and international passengers at fairly constant levels. In 2003, 2004 and 2005, for example, approximately 58.5%, 61.6% and 60.7%, respectively, of the passengers using our airports were international and the remaining were domestic. During 2003, 2004 and 2005, 39.7%, 42.1% and 38.1% of our total revenues were derived from passenger charges collected from international passengers.

     Of the international passengers traveling through our airports, a majority historically has traveled on flights originating in or departing to the United States. In 2003, 2004 and 2005, for example, approximately 40.4%, 42.7% and 41.9% of the total passengers and approximately 69.1%, 69.4% and 69.0%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. Accordingly, our results of operations are substantially influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. In addition, of the domestic passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to Mexico City. In 2003, 2004 and 2005, for example, approximately 78.1%, 83.5% and 84.3%, respectively, of the domestic passengers in our airports arrives or departed on flights originating in or departing to Mexico City. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

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

     Revenues from our airports are subject to a "dual-till" price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of our revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services are regulated by the Ministry of Communications and Transportation. The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per work load unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined for each year through December 31, 2008. In 2003, 2004 and 2005, approximately 84.0%, 78.8% and 74.6%, respectively, of our total revenues and approximately 24.8%, 15.2% and 13.6%, respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues. Revenues from our leasing of space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) are currently not regulated under this price regulation system.

     The following table sets forth our revenues for the years ended December 31, 2003, 2004 and 2005, based on the categories of services established under the Mexican Airport Law.

                                                           YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------------
                                               2003                  2004                  2005
                                       -------------------   -------------------   -------------------
                                                   (THOUSANDS OF PESOS, EXCEPT PERCENTAGES)
                                         AMOUNT    PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT
                                       ---------   -------   ---------   -------   ---------   -------
REGULATED REVENUES:
   Airport Services(1)..............   1,339,714     84.0%   1,608,462     78.8%   1,539,361    74.6%

NON-REGULATED REVENUES:
   Access fees from non-permanent
      ground transportation.........       5,582      0.4%       8,107      0.4%       7,446      0.4%
   Car parking and related access
      fees..........................      22,150      1.4%      26,592      1.3%      32,714      1.6%
   Other fees.......................       1,915      0.1%       3,244      0.1%       3,055      0.1%
   Complementary Services(1)........           0      0.0%           0      0.0%           0      0.0%
   Commercial Services..............     218,150     13.7%     381,714     18.7%     460,096     22.3%
   Other Services...................       6,667      0.4%      13,711      0.7%      21,136      1.0%
                                       ---------    -----    ---------    -----    ---------    -----
   TOTAL............................   1,594,178    100.0%   2,041,830    100.0%   2,063,808    100.0%
                                       =========    =====    =========    =====    =========    =====

----------
(1) Access fees charged to third parties providing complementary services in our airports are recorded under regulated airport services.

     Aeronautical Revenue

     The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services. See "Regulatory Framework--Price Regulation" for a description of our maximum rates and the rate setting procedures for future periods. The maximum rates for our airports have been determined for each year through December 31, 2008.

     The following table sets forth our revenue from aeronautical services for the years indicated.

                              AERONAUTICAL REVENUE

                                                                     YEAR ENDED DECEMBER 31,
                                               ------------------------------------------------------------------
                                                       2003                   2004                   2005
                                               --------------------   --------------------   --------------------
                                                 AMOUNT     PERCENT     AMOUNT     PERCENT     AMOUNT     PERCENT
                                               ----------   -------   ----------   -------   ----------   -------
                                                 (millions of pesos, except percentages and workload unit data)
AERONAUTICAL REVENUE:
   Passenger charges........................        969.4     77.2%      1,231.7     80.5%      1,169.2     80.3%
   Landing charges..........................        108.6      8.6%        116.8      7.6%        116.7      8.0%
   Aircraft parking charges.................        136.3     10.9%        135.0      8.8%        125.7      8.6%
   Airport security charges.................         19.5      1.6%         22.7      1.5%         22.1      1.5%
   Passenger walkway charges................         22.1      1.8%         24.4      1.6%         22.9      1.6%
                                               ----------    -----    ----------    -----    ----------    -----
TOTAL AERONAUTICAL REVENUE..................   PS.1,255.9    100.0%   PS.1,530.6    100.0%   PS.1,456.6    100.0%
                                               ==========    =====    ==========    =====    ==========    =====
OTHER INFORMATION:
   Total workload units(1)..................         12.6                   14.3                   13.8
   Total aeronautical revenue per workload
      unit..................................         99.7                  107.0                  105.6
   Change in aeronautical revenue...........         11.0%                  21.9%                  (4.8%)
   Change in total aeronautical revenues
      per workload unit(2)..................         0.42%                   7.3%                  (1.3%)

----------
(1) In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(2)  In each case, as compared to previous year.

     Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are determined based on various factors, including projections of passenger traffic volumes, capital expenditures estimated under our master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Our current agreements with our principal airline customers are scheduled to expire on December 31, 2006. Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in any future agreements. In 2003, 2004 and 2005, passenger charges represented 77.2 %, 80.5% and 80.3% of our aeronautical services revenues and 60.8%, 60.3% and 56.7%, respectively, of our consolidated revenues.

     Historically, we have set the prices we charge for regulated services at each airport in order to come as close as possible to the maximum rates we are allowed to charge for that airport in any given year, and we expect to continue to pursue this pricing strategy in the future. In December 2004, the Ministry of Communications and Transportation established new maximum rates applicable to our airports for the period from January 1, 2004 through December 31, 2008 that are higher than the maximum rates that were applicable to our airports for the previous five-year period. There can be no assurance that we will be able to collect virtually all of the revenue we are entitled to earn from services subject to price regulation in the future. For a discussion of risks relating to our ability to set specific prices, see "Risk Factors--Risks Related to Our Operations."

     Our regulated revenues at each airport are subject to a maximum rate at that airport which is established by the Ministry of Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, at year end we have historically taken measures to ensure that the maximum rates are not exceeded, including reducing prices during the latter part of the year and issuing rebates or discounts to customers as price adjustments. These price adjustments or rebates constitute a reduction of the selling prices (i.e., the amounts originally billed to the customers for services rendered), and, therefore, are characterized as a reduction of the related revenues recognized during the year, both for Mexican and U.S. GAAP purposes. All discounts and rebates are issued and recorded in the same year as the service is provided. In 2003, 2004 and 2005, we did not issue rebates in significant amounts.

     The following table sets forth the number of passengers paying passenger charges for the years indicated.

                       PASSENGERS PAYING PASSENGER CHARGES

                                           YEAR ENDED DECEMBER 31,
                             ---------------------------------------------------
                                                  % CHANGE              % CHANGE
          AIRPORT              2003      2004    2003-2004     2005    2004-2005
          -------            -------   -------   ---------   -------   ---------
                                      (in thousands, except percentages)
Cancun....................   4,302.6   4,982.2     15.8%     4,615.3     (7.4%)
Merida....................     430.0     447.6      4.1%       485.6      4.5%
Cozumel...................     227.2     291.1     28.1%       243.7    (16.3%)
Villahermosa..............     307.7     341.9     11.1%       359.6      5.2%
Other.....................     789.3     862.1      9.2%       907.7      5.3%
                             -------   -------     ----      -------    -----
   TOTAL..................   6,056.8   6,924.9     14.3%     6,611.9     (4.5%)
                             =======   =======     ====      =======    =====

     We earn passenger charges from each departing passenger at our airports, other than transit passengers, diplomats and infants.

     Non-aeronautical Revenue

     Our revenues from non-aeronautical services are principally derived from commercial activities, such as leasing of space in our airports to airlines, leasing of space to, and collection of royalties from, third parties operating stores and providing commercial services at our airports and access fees charged to operators of automobile parking facilities and providers of complementary services. None of our revenues from non-aeronautical services are subject to price regulation under our dual-till price regulation system.

     Our revenues from non-aeronautical services increased from Ps. 338.3 million in 2003 to Ps. 607.2 million in 2005 as a result of increased development of our commercial activities. During this period, our non-aeronautical revenue per terminal passenger increased by approximately 65%, from Ps. 27.7 in 2003 to Ps. 45.7 in 2005.

     The following table sets forth our revenue from non-aeronautical activities for the years indicated.

                            NON-AERONAUTICAL REVENUE

                                                             YEAR ENDED DECEMBER 31,
                                             ------------------------------------------------------
                                                   2003               2004               2005
                                             ----------------   ----------------   ----------------
                                             AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT
                                             ------   -------   ------   -------   ------   -------
                                                   (MILLIONS OF PESOS, EXCEPT PERCENTAGES AND
                                                                 PASSENGER DATA)
NON-AERONAUTICAL SERVICES:
   Commercial ............................    223.7     66.2%    391.2     76.6%    464.8     76.6%
      Leasing of space ...................    216.8     64.1%    378.9     74.1%    454.4     74.8%
      Access fee .........................      5.6      1.7%      9.5      1.9%      7.4      1.3%
      Other ..............................      1.3      0.4%      2.8      0.6%      3.0      0.6%
   Non Commercial ........................    114.6     33.8%    120.0     23.4%    142.4     23.4%
      Leasing of space ...................     63.5     18.7%     56.7     11.1%     57.0      9.3%
      Access fee .........................     42.5     12.6%     46.3      9.1%     58.5      9.7%
      Other ..............................      8.6      2.5%     17.0      3.2%     26.9      4.4%
                                              -----    -----     -----    -----     -----    -----
TOTAL NON-AERONAUTICAL REVENUE ...........    338.3    100.0%    511.2    100.0%    607.2    100.0%
                                              =====    =====     =====    =====     =====    =====

OTHER INFORMATION:
   Total terminal passengers(1) ..........     12.2               13.9               13.3
   Non-aeronautical revenue per
      terminal passenger .................     27.7               36.8               45.7
   Change in non-aeronautical
      revenue ............................     24.2%              51.1%              18.8%
   Change in total non-aeronautical
      revenue per terminal passenger(2) ..     12.1%              32.9%              24.2%

----------
(1)  In millions.

(2)  In each case, as compared to previous year.

OPERATING COSTS

     The following table sets forth our operating costs and certain other related information for the years indicated.

                                 OPERATING COSTS

                                                           YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------------------
                                            2003               2004                     2005
                                        -----------   ----------------------   ----------------------
                                           AMOUNT        AMOUNT     % CHANGE      AMOUNT     % CHANGE
                                        -----------   -----------   --------   -----------   --------
                                                   (MILLIONS OF PESOS, EXCEPT PERCENTAGES)
OPERATING COSTS:
Cost of services:
  Employee costs ....................   Ps.   220.2   Ps.   221.8       0.7%   Ps.   234.7      5.8%
  Maintenance .......................          62.8          88.7      41.2%          97.7     10.1%
  Safety, security and insurance ....          68.9          69.5       0.9%          68.2     (1.8)
  Utilities .........................          52.6          52.2      (0.8%)         54.9      5.2%
   Other ............................         129.0         160.0      24.0%         205.2     28.3%
     Total cost of services .........         533.5         592.2      11.0%         660.7     11.6%
Technical assistance fees ...........          50.1          69.2      38.1%          66.4     (4.0%)
Government concession fees ..........          79.7         102.1      28.1%         103.2      1.1%
Depreciation and amortization:
   Depreciation(1) ..................         146.6         164.0      11.9%         170.3      3.8%
   Amortization(2) ..................         238.8         248.8       4.2%         263.8      6.0%
     Total depreciation and
     amortization ...................         385.4         412.8       7.1%         434.1      5.2%
                                        -----------   -----------     -----    -----------     ----
     TOTAL OPERATING COSTS ..........   PS. 1,048.7   PS. 1,176.3      12.2%   PS. 1,264.4      7.5%
                                        ===========   ===========     =====    ===========     ====
OTHER INFORMATION:
Total workload units(3) .............      12,628.7      14,352.7      13.7%      13,788.3     (3.9%)
Cost of services per workload unit ..   Ps.    42.3   Ps.    41.4      (2.1%)  Ps.    47.9     15.7%
Cost of services margin(4) ..........          33.5%         29.0%    (13.4)          32.0%    10.3%

----------
(1)  Reflects depreciation of fixed assets.

(2) Reflects amortization of our concessions and recovered long-term leases (long-term third-party leases granted by our predecessor to operate commercial areas in our airports).

(3) In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(4)  Cost of services divided by total revenues, expressed as a percentage.

     Cost of Services

     Our cost of services consists primarily of employee costs, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and other miscellaneous expenses. In recent years, our cost of services per workload unit has increased, from Ps. 42.3 in 2003 to Ps. 47.9 in 2005.

     Technical Assistance Fee and Government Concession Fee

     Under the technical assistance agreement, ITA provides management and consulting services and transfers technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in "Related Party Transactions."

     We are subject to the Mexican Federal Duties Law, which requires each of our airports to pay a concession fee to the Mexican government, which is currently equal to 5% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. The concession fee may vary on an annual basis as determined solely by the Mexican federal congress, and there can be no assurance that this fee may not increase in the future. If the Mexican federal congress increases the concession fee, we are entitled to request an increase in our maximum rates from the Ministry of Communications and Transportation; however, there can be no assurance that the Ministry of Communications and Transportation would honor our request.

     Depreciation and Amortization

     Our depreciation and amortization expenses reflect primarily the amortization of our investment in our nine concessions. In addition, we depreciate the value of certain fixed assets we acquire or build at our airports pursuant to the investment requirements under our master development programs.

TAXATION

     Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets (including, in our case, our concessions), less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries)). If, in any year, the asset tax liability exceeds the income tax liability, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded the asset tax in the three preceding years. In 2003, 2004 and 2005, we and our subsidiaries paid an aggregate of Ps. 158.9 million, Ps. 161.4 million and Ps. 135.7 million, respectively, in asset taxes.

     As a result of changes in the Mexican income tax law, the latest of which became effective on January 1, 2005, the income tax rate was 30% in 2005 and is scheduled to decrease to 29% for 2006 and 28% thereafter. As a result of this change in tax rates, we reversed a portion of our net deferred income tax liability and recorded Ps. 117.6 million as income in 2005. In addition, we amortize our investment in our concessions for tax purposes at rates that range from 6% to 10% per year, and this accelerated depreciation reduces our current income tax payments. As permitted under Mexican tax law, for the 2005 tax year we elected to increase the rate at which we depreciate our investment in Aeropuerto de Cancun, S.A. de C.V. from 10% to 15% for tax purposes. Because we are required under Mexican GAAP to amortize our investment in our concession over a longer period for financial reporting purposes, we will continue to record a deferred tax liability and provision in our financial statements with respect to the difference between the amount of amortization for tax and financial reporting purposes.

     We are subject to the mandatory employee statutory profit sharing regime established under the Mexican federal labor law. Under this regime, 10% of each unconsolidated company's annual profits (as calculated for tax purposes) must be distributed among its employees (excluding the chief executive officer). We were not required to pay employee statutory profit sharing in 2003, 2004 and 2005 because we generated tax losses in those years. On May 3, 2005, the Mexican Supreme Court ruled in a plenary session relating to four cases that net operating loss carryforwards could not be deducted when calculating net taxable income for profit sharing liability purposes. In light of these decisions, the Company's management has decided not to include net operating loss carryforwards in the calculation of its profit sharing liability.

     Our results of operations reflect the accrual of a technical assistance fee to ITA under the technical assistance agreement. This fee is explained in Item 4, "Information on the Company--History and Development of the Company--Investment by ITA."

EFFECTS OF DEVALUATION AND INFLATION

     The following table sets forth, for the periods presented:

- the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar,

-    the Mexican inflation rate,

-    the U.S. inflation rate, and

- the percentage that Mexican gross domestic product, or GDP, changed as compared to the previous period.

                                                          YEAR ENDED
                                                         DECEMBER 31,
                                                     -------------------
                                                     2003   2004    2005
                                                     ----   ----    ----
Depreciation (appreciation) of the Mexican Peso as    7.6%  (0.7%)  (4.6%)
   compared to the U.S. dollar(1).................
Mexican inflation rate(2).........................    4.0%   5.2%    3.3%
U.S. inflation rate(3)............................    1.9%   3.3%    3.4%
Increase in Mexican gross domestic product(4).....    1.4%   4.2%    3.0%

----------
(1) Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 11.2372 per U.S. dollar as of December 31, 2003, Ps. 11.1495 per U.S. dollar as of December 31, 2004 and Ps. 10.6344 per U.S. dollar as of January 2, 2006.

(2) Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was: 106.996 in 2003, 112.554 in 2004 and 116.3010 in
     2005.

(3)  As reported by the U.S. Department of Labor, Bureau of Statistics.

(4) In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of April 12, 2006.

     The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

- Depreciation and amortization expense. We restate our non-monetary foreign assets to give effect to inflation. The restatement of these assets in periods of high inflation increases the carrying value of these assets in pesos, which in turn increases the related depreciation expense and risk of impairments. The airport concessions are being amortized on a straight-line basis over the life of the concession and the rights acquired.

- Passenger charges. Passenger charges for international passengers are currently denominated in dollars, while passenger charges for domestic passengers are denominated in pesos. Because Mexican GAAP requires Mexican companies to restate their results of operations in prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeds the depreciation of the peso as compared to the dollar for that period, the peso value of dollar-denominated or dollar-linked revenues in the prior period will be higher than those of the current period. This effect may occur despite the fact that the amount of such revenues in dollar terms may have been greater in the current period.

- Comprehensive financing result (cost). As required by Mexican GAAP, our comprehensive financing cost reflects gains or losses from foreign exchange, gains or losses from monetary position and gains and losses from interest and, as a result, is impacted by both inflation and depreciation.

- Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 60-115 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Because we generally are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports that could lead to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

OPERATING RESULTS BY AIRPORT

     The following table sets forth our results of operations for the periods presented.

                                         YEAR ENDED DECEMBER 31,
                                  ------------------------------------
                                     2003         2004         2005
                                  ----------   ----------   ----------
                                        AIRPORT OPERATING RESULTS
                                  ------------------------------------
                                           (MILLIONS OF PESOS)
CANCUN:
   Revenues:
   Aeronautical services ......   Ps.  932.0   Ps.1,156.6   Ps.1,057.0
   Non-aeronautical services ..        241.5        404.1        489.2
      Total revenues ..........      1,173.5      1,560.7      1,546.2
   Operating income ...........        518.0        823.0        749.8
MERIDA:
   Revenues:
   Aeronautical services ......         81.7         88.0         96.9
   Non-aeronautical services ..         29.9         33.1         35.1
      Total revenues ..........        111.6        121.1        132.0
   Operating income ...........         11.6         14.8         18.7
COZUMEL:
   Revenues:
   Aeronautical services ......         43.1         62.7         56.6
   Non-aeronautical services ..         15.3         18.8         17.7
      Total revenues ..........         58.4         81.5         74.3
   Operating (loss) income ....         (2.7)        14.9         11.3
VILLAHERMOSA:
   Revenues:
Aeronautical Services .........         55.3         62.2         68.0
Non Aeronautical Services .....         16.5         17.8         20.6
   Total revenues .............         71.8         80.0         88.6
Operating income ..............         17.6         20.5         25.9
OTHER:(1)
   Revenues:
   Aeronautical services ......        143.8        161.1        178.1
   Non-aeronautical services ..         35.1         37.4         44.6
      Total revenues ..........        178.9        198.5        222.7
   Operating (loss) income ....          1.0         (7.7)        (6.3)
TOTAL:
   Revenues:
   Aeronautical services ......      1,255.9      1,530.6      1,456.6
   Non-aeronautical services ..        338.3        511.2        607.2
      Total revenues ..........      1,594.2      2,041.8      2,063.8
   Operating income ...........        545.5        865.5        799.4

----------
(1) Reflects the results of operations of our parent holding company, our airports located in Veracruz, Minatitlan, Oaxaca, Huatulco and Tapachula and consolidation adjustments.

SUMMARY HISTORICAL RESULTS OF OPERATIONS

     The following table sets forth our consolidated results of operations for the periods presented.

                                                                CONSOLIDATED OPERATING RESULTS
                                                                    YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                             2003            2004            2005
                                                         ------------   -------------   -------------
                                                                     (THOUSANDS OF PESOS)
REVENUES:
Aeronautical services ................................   Ps 1,255,930   Ps. 1,530,620   Ps. 1,456,568
Non-aeronautical services ............................        338,248         511,210         607,240
   Total revenues ....................................      1,594,178       2,041,830       2,063,808
OPERATING EXPENSES:
   Cost of services ..................................       (401,886)       (482,920)       (536,375)
   General and administrative expenses ...............       (131,534)       (109,281)       (124,344)
   Technical assistance(1) ...........................        (50,136)        (69,187)        (66,430)
   Concession fee(2) .................................        (79,680)       (102,053)       (103,190)
   Depreciation and amortization .....................       (385,465)       (412,863)       (434,080)
      Total operating expenses .......................     (1,048,701)     (1,176,304)     (1,264,419)
   Operating income ..................................        545,477         865,526         799,389
COMPREHENSIVE FINANCING RESULT (COST):
   Interest income, net ..............................         57,920          46,961         102,533
   Exchange (losses) gains, net ......................          6,140          (7,186)        (16,132)
   Loss from monetary position .......................        (37,741)        (69,438)        (63,654)
      Net comprehensive financing (cost) income ......         26,319         (29,663)         22,747
   Income before taxes, employees' statutory profit
      sharing and extraordinary items ................        571,796         835,863         822,136
   Provision for income taxes and employees'
      statutory profit sharing .......................       (252,106)       (190,338)       (249,983)
   Extraordinary items ...............................        (19,478)        (18,304)         (8,964)
   Net income ........................................        300,212         627,221         563,189
OTHER OPERATING DATA (UNAUDITED):
   Operating margin(3) ...............................           34.2%           42.4%           38.7%
   Net margin(4) .....................................           18.8%           30.7%           27.3%

----------
(1) We are required to pay ITA a technical assistance fee based on the technical assistance agreement. This fee is described in "Item 4. Information on the Company--History and Development of the Company--Investment by ITA."

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

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005 COMPARED TO THE YEAR ENDED DECEMBER 31, 2004

REVENUES

     Total revenues for 2005 were Ps. 2,063.8 million, 1.1% higher than the Ps. 2,041.8 million recorded in 2004. The increase in total revenues resulted primarily from an increase of 18.8% in revenues from non-aeronautical services.

     Our revenues from aeronautical services, net of rebates, decreased 4.8% to Ps. 1,456.6 million in 2005 from Ps. 1,530.6 million in 2004, due primarily to the 5.4% decrease in international passengers attributable to the impacts of Hurricanes Wilma and Emily on the passenger volumes of the Cancun and Cozumel airports during the second half of the year. Revenues from passenger charges decreased 5.1% to Ps. 1,169.2 million in 2005 (80.3% of our aeronautical revenues during the period) from Ps. 1,231.7 million in 2004 (80.5% of our aeronautical revenues during the period).

     Revenues from non-aeronautical services increased 18.8% to Ps. 607.2 million in 2005 from Ps. 511.2 million in 2004, principally due to an increase in commercial revenues. This increase was primarily the result of a 42.3% increase in duty-free revenues, principally due to rent payments of Ps. 7.0 million in May and Ps. 32.5 million in August by Dufry Mexico for units occupied in the Cancun airport, as mandated by a ruling of the International Court of Arbitration in favor of ASUR, as well as payment of Ps. 9.9 million from Aldeasa. The increase in revenues from non-aeronautical services also resulted in part from an 18.6% increase in food and beverage revenues from our direct commercial operations and a 23.6% increase in retail revenues derived from three convenience stores we have operated directly since 2004 and 16 new convenience stores at the Cancun, Cozumel, Villahermosa, Oaxaca and Minatitlan airports operated by new commercial tenants. A 23.0% increase in revenues from parking lots, particularly at Villahermosa airport, and a 9.5% rise in advertising revenue, resulting from selling advertising space directly rather than through a third party, also contributed to the increase in revenues from non-aeronautical services. This increase was partially offset by a 19.8% decrease in revenues from banking and currency exchange services and a 6.9% decline in revenues from ground transportation.

     Our revenues from regulated sources in 2005 were Ps. 1,539.4 million, a 4.3% decrease compared to Ps. 1,608.5 million in 2004, mainly due to the decline in total passenger traffic of 4.1%. During 2005, Ps. 524.4 million of our revenues derived from non-regulated sources, a 21.0% increase from the Ps. 433.3 million of revenues derived from non-regulated sources in 2004. This increase was primarily due to the 18.8% increase in commercial revenues described above.

OPERATING EXPENSES AND OPERATING INCOME

     Total operating expenses were Ps. 1,264.4 million in 2005, a 7.5% increase from the Ps. 1,176.3 million recorded in 2004, primarily as a result of an 11.1% increase in cost of services, a 13.8% increase in general and administrative expenses and a 1.1% increase in concession fees. These sources of increased costs were partially offset by a 4.0% decrease in technical assistance fees. As a percentage of total revenues, operating expenses increased to 61.3% of total revenues in 2005 from 57.6% of total revenues in 2004.

     Cost of services increased 11.1% to Ps. 536.4 million in 2005 from Ps.
482.9 million in 2004. The increase was principally due to costs related to our direct operation of two restaurants, a snack bar and three convenience stores previously operated by commercial tenants. This increase in costs of services also resulted from higher maintenance expenses, an increase in salaries to unionized employees effective October 2005 and expenses associated with the evaluation of new projects.

     General and administrative expenses increased 13.8% to Ps. 124.3 million in 2005 from Ps. 109.3 million in 2004. This increase was primarily attributable to an increase in fees paid to consultants during the period.

     Technical assistance fees decreased by 4.0% to Ps. 66.4 million in 2005 from Ps. 69.2 million in 2004, and concession fees increased by 1.1% to Ps.
103.2 million in 2005 from Ps. 102.1 million in 2004. The technical assistance fees decreased in 2005 due to the corresponding decline in EBITDA during the period. The increase in concession fees was primarily the result of increased revenues.

     Depreciation and amortization costs increased by 5.1% to Ps. 434.1 million in 2005 from Ps. 412.8 million in 2004. This increase was principally due to the capitalization of investments in fixed assets and improvements made to concession assets.

     Operating income decreased 7.6% to Ps. 799.4 million in 2005 from Ps. 865.5 million in 2004. This decline in operating income was primarily a result of the fact that our 1.1% increase in revenues did not offset the increase in expenses of 7.6%.

     Operating income for Cancun International Airport decreased by 8.9% to Ps.
749.8 million in 2005 from Ps. 823.0 million in 2004. Our eight other airports, on an aggregate basis, reported operating income of Ps. 51.3 million in 2005 compared to operating income of Ps. 32.3 million in 2004. During 2005, revenues and passenger traffic volume in those eight airports increased 11.2% and 3.4%, respectively, from 2004. The increase in revenues resulted from the increase in non-aeronautical revenues.

COMPREHENSIVE FINANCING RESULT

     Our net comprehensive financing result changed to an income of Ps. 22.7 million in 2005 as compared to an expense of Ps. 29.7 million in 2004, primarily due to higher interest income in 2005 (reflecting our higher cash balances).

INCOME TAXES, EMPLOYEES' STATUTORY PROFIT SHARING AND ASSET TAX

     Our provision for income taxes, asset tax and employees' statutory profit sharing (all of which represented deferred income and asset taxes and deferred employees' statutory profit sharing) increased by 31.3% to Ps. 249.9 million in 2005 from Ps. 190.3 million in 2004, primarily due to a Ps. 117.6 million tax benefit recognized in 2004 resulting from the reduction in income tax rate last year as a result of amendments to the Income Tax Law.

NET INCOME

     Net income declined to Ps. 563.19 million in 2005 from Ps. 627.2 million in 2004, reflecting the decline in revenues resulting from the impact of Hurricanes Emily and Wilma in July and October 2005.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

REVENUES

     Total revenues for 2004 were Ps. 2,041.8 million, 28.1% higher than the Ps. 1,594.2 million recorded in 2003. The increase in total revenues resulted primarily from a 19.97% increase in international passenger traffic volume.

     Our revenues from aeronautical services, net of rebates, increased 21.9% to Ps. 1,530.6 million in 2004 from Ps. 1,255.9 million in 2003, primarily as a result of the 19.9% increase in international passengers. Revenues from passenger charges increased 27.1% to Ps. 1,231.7 million in 2004 (80.5% of our aeronautical revenues during the period) from Ps. 969.4 million in 2003 (77.2% of our aeronautical revenues during the period).

     Revenues from non-aeronautical services increased 51.1% to Ps. 511.2 million in 2004 from Ps. 338.3 million in 2003, principally due to a 69.4% increase in commercial revenues. The increase in commercial revenues was mainly due to an increase in other access fees, which increased 93.9% to Ps. 343.8 million in 2004 (representing 67.2% of our non-aeronautical services during the period) from Ps. 177.3 million in 2003. This increase was primarily the result of growth in our international passenger traffic volume and duty-free revenues, new commercial services in our airports (including new restaurants, stores and bars) and revenues from our direct operation in 2004 of a restaurant, snack bar and three convenience stores previously operated by concessionaires.

     Our revenues from regulated sources in 2004 were Ps. 1,608.4 million, a 20.1% increase compared to Ps. 1,339.7 million in 2003, mainly due to the increase in revenue from passenger charges. During 2004, Ps. 433.3 million of our revenues were from non-regulated sources, a 70.3% increase from the Ps.
254.5 million of revenues from non-regulated sources in 2003. This increase was primarily due to the increase in commercial revenues.

OPERATING EXPENSES AND OPERATING INCOME

     Total operating expenses were Ps. 1,176.3 million in 2004, a 12.2% increase from the Ps. 1,048.7 million recorded in 2003, primarily as a result of a 20.2% increase in cost of services, a 38.0% increase in technical assistance fees and a 28.1% increase in concession fees, all due primarily to the increase in overall revenues. These sources of increased costs were partially offset by a 16.9% decrease in administrative expenses. As a percentage of total revenues, operating expenses decreased to 12.5% of total revenues in 2004 from 65.8% of total revenues in 2003.

     Cost of services increased 20.2% to Ps. 482.9 million in 2004 from Ps.
401.9 million in 2003. The increase was principally due to increases the costs related to our direct commercial operation of a restaurant, a snack bar and three convenience stores previously operated by a former concessionaire, and an increase in maintenance and payroll expenses resulting from the relocation of personnel from our corporate headquarters to the airport level, principally at the Cancun airport, which shifted costs from general and administrative expenses to costs of services.

     General and administrative expenses decreased 16.9% to Ps. 109.2 million in 2004 from Ps. 131.5 million in 2003. This decrease was primarily attributable to the relocation of personnel to the airports as discussed above.

     Technical assistance fees increased by 38.0% to Ps. 69.2 million in 2004 from Ps. 50.1 million in 2003, and concession fees increased by 28.1% to Ps.
102.1 million in 2004 from Ps. 79.7 million in 2003. Technical assistance fees increased in 2004 due to our improved operating results. The 28.1% increase in concession fees was primarily the result of the increase in overall revenues.

     Depreciation and amortization costs increased by 7.1% to Ps. 412.9 million in 2004 from Ps. 385.5 million in 2003. This increase was principally due to the capitalization of investments in fixed assets, improvements made to concession assets and capitalization of U.S.$7.0 million paid to concessionaires for terminating leases of a restaurant, snack bar and three convenience stores previously operated by a former concessionaire that we now directly operate.

     Operating income increased 58.7% to Ps. 865.5 million in 2004 from Ps.
545.5 million in 2003. This increase in operating income was primarily a result of a 28.1% increase in total revenues.

     Operating income for Cancun International Airport increased by 58.9% to Ps.
823.0 million in 2004 from Ps. 518.0 million in 2003. Our eight other airports, on an aggregate basis, reported operating income of Ps. 32.3 million in 2004 compared to operating losses of Ps. 2.6 million in 2003. During 2004, revenues and passenger traffic volume in those eight airports increased 14.4% and 10.8%, respectively, from 2003. The increase in revenues resulted from increased passenger traffic at these airports. The differences in operating results principally reflected differences in the maximum rates at each airport.

COMPREHENSIVE FINANCING RESULT

     Our net comprehensive financing result changed to an expense of Ps. 29.7 million in 2004 as compared to income of Ps. 26.3 million in 2003, primarily due to a higher loss on monetary position in 2004 (reflecting our higher cash balances) and lower net interest income (reflecting lower average interest rates in 2004).

INCOME TAXES, EMPLOYEES' STATUTORY PROFIT SHARING AND ASSET TAX

     Our provision for income taxes and employees' statutory profit sharing (all of which represented deferred income taxes and deferred employees' statutory profit sharing) decreased by 24.5% to Ps. 190.3 million in 2004 from Ps. 252.1 million in 2003, primarily due to the Ps. 117.6 million tax benefit resulting from the reduction in income tax rates discussed above.

NET INCOME

     Net income more than doubled from Ps. 300.2 million in 2003 to Ps. 627.2 million in 2004, due to increases in revenues and the cost control measures discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, our operations have been funded through cash flow from operations. The cash flow generated from our operations has generally been used to fund operating expenses and capital expenditures, and to increase our cash balances. In addition, in 2005, 2004 and 2003 we used Ps. 192.2 million, Ps.
182.6 million and Ps. 169.5 million, respectively, for the payment of dividends. At December 31, 2005, we had Ps. 1,533.6 million in cash and marketable securities.

     In 2005, we generated Ps. 1,238.3 million in resources from operating activities. Our resources used in financing activities were Ps. 274.6 million, as a result of payment of dividends of Ps. 192.2 million and Ps. 82.4 million of tax on dividends paid, partially offset by recovered income tax on dividends paid in previous years. Our resources used in investing activities in 2005 were Ps. 632.2 million for purchases of machinery, furniture and equipment principally for the Cancun, Villahermosa and Merida airports.

     In 2004, we generated Ps. 1,160.2 million in resources from operating activities. Our resources used in financing activities were Ps. 224.4 million, reflecting payment of dividends of Ps. 182.6 million and Ps. 66.7 million of tax on dividends paid, partially offset by recovered income tax on dividends paid in previous years. Our resources used in investing activities in 2004 were Ps.
505.9 million for purchases of machinery, furniture and equipment principally for the Cancun, Huatulco and Veracruz airports.

     In 2003, we generated Ps. 713.7 million in resources from operating activities. Our resources used in financing activities were Ps. 139.5 million, reflecting payment of dividends of Ps. 169.5 million and Ps. 87.3 million of tax on dividends paid, partially offset by recovered income tax on dividends paid in previous years. Our resources used in investing activities in 2003 were Ps.
363.5 million for purchases of machinery, furniture and equipment principally for the Cancun, Huatulco and Veracruz airports and the termination fee paid to a former concessionaire in the Cancun airport in connection with the early termination of its lease agreement.

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

     The following table sets forth our committed investments for each airport pursuant to the terms of our current master development plans for the periods presented. There can be no assurance as to the level of committed investments we will be required to undertake under future master development plans. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

                              COMMITTED INVESTMENTS

                                              YEAR ENDED DECEMBER 31,
                  -------------------------------------------------------------------------------
                     2004         2005         2006          2007          2008          TOTAL
                  ----------   ----------   ----------   ------------   ----------   ------------
                                              (THOUSANDS OF PESOS)(1)
Cancun(2) .....   Ps.299,724   Ps.386,739   Ps.758,611   Ps.  942,155   Ps. 74,535   Ps.2,461,764
Merida ........        8,377       50,832       15,694         18,305       15,347        108,555
Cozumel .......        8,412       18,388          773          6,027       33,822         67,422
Villahermosa ..       19,362       51,331       26,583         21,492        2,115        120,883
Oaxaca ........        5,204        5,294        3,197          4,641        5,937         24,273
Veracruz ......       18,974       22,253          907          2,039       14,473         58,646
Huatulco ......       14,927        5,301        5,817          9,103        3,876         39,024
Tapachula .....       14,982       21,556       13,954         12,626        1,364         64,482
Minatitlan ....       35,630       47,630        4,082          7,111       11,650        106,103
                  ----------   ----------   ----------   ------------   ----------   ------------
   TOTAL ......   PS.425,592   PS.609,324   PS.829,618   PS.1,023,499   PS.163,119   PS.3,051,152
                  ==========   ==========   ==========   ============   ==========   ============

----------
(1) Expressed in constant pesos with purchasing power as of December 31, 2005 based on the Mexican construction price index in accordance with the terms of our master development plan.

(2) The master development plan for Cancun airport was modified in the fourth quarter of 2005 to reflect our decision to build a new terminal rather than implement extensive expansion and remodeling of existing terminals, and to reflect an accelerated timetable for the construction of a second runway once the necessary land is received from the government.

     The following table sets forth our historical investments in the periods indicated.

                              CAPITAL EXPENDITURES

YEAR ENDED DECEMBER 31,   (THOUSANDS OF PESOS)(1)
-----------------------   -----------------------
2003 ..................          Ps.363,556
2004 ..................             425,683
2005 ..................             687,158

----------
(1)  Expressed in constant pesos with purchasing power as of December 31, 2005.

     We expect to fund our operations and capital expenditures in the short-term and long-term through cash flow from operations. We believe that our working capital is sufficient to meet our requirements in connection with work we currently intend to carry out in the near future. We may also incur indebtedness from time to time.

     Mexican aviation authorities recently adopted International Civil Aviation Organization guidelines requiring checked baggage on all international commercial flights beginning in January 2006 to undergo a new comprehensive screening process. As of January 2006, we implemented the new screening system for all departing international flights, and we expect to be required to implement the same system for domestic flights in the second half of 2006. Although airlines, rather than holders of airport concessions, are responsible for baggage screening under Mexican law, we are required to purchase, install and operate the new screening equipment so the airlines can comply with the new policy. This could expose us to liability relating to the purchase, installation and operation of the equipment, if, among other possibilities, the new screening procedures were to fail to detect or intercept any attempted terrorist act occurring or originating at our airports.

     While we anticipate that the Mexican federal government will permit us to offset the cost of acquiring any required new screening equipment through increases in our maximum rates, we cannot currently estimate the cost to us of compliance with the new screening guidelines. We could be required to undertake significant capital expenditures and ongoing expenses to comply with these requirements, which could restrict our liquidity and adversely affect our operating results.

CRITICAL ACCOUNTING POLICIES

     The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses generated during the reporting period. There can be no assurance that actual results will not differ from those estimates and assumptions. The impact and any associated risks related to such policies on our business operations are addressed where such policies affect our reported and expected financial results throughout our discussion of our results of operations. Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment. Our most critical accounting policies are described briefly below. For a detailed discussion of the application of these and other accounting policies, see Notes 2 and 16 of our financial statements.

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

     Rental income is recognized on terminal space that is leased through operating leases. Such leases stipulate either (i) fixed monthly rental fees
(ii) fees based on the greater of a minimum monthly rental fee, a specified percentage of the lessee's monthly revenues or the number of departing passengers. Access fees and other services revenues are recognized as services are provided. All amounts are calculated and recognized on a monthly basis.

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

Valuation of Rights to Use Airport Facilities and Airport Concessions

     We periodically review the carrying value of our rights to use airport facilities and airport concessions. This review is based upon our projections of anticipated discounted future cash flows over the life of the asset or our concessions, as appropriate. Since our airport concessions expire in 2048, significant management judgment is required in estimating these future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations including assumptions concerning passenger traffic, increases or decreases in rates and inflation and operating costs. Further, in analyzing the carrying value of our airport concessions, we compare the aggregate carrying value of all nine of our airport concessions to the net cash flows derived from all of the airports, as we are not permitted to dispose of or cease operating any individual airport. The aggregate net cash flows from all of our airports exceeds the carrying value of the airport concessions. Accordingly, because we analyze our valuation estimates on an aggregate level, we have not recognized any impairment loss in the carrying value of an individual airport concession where the carrying value of the individual airport concession exceeds the net cash flows of that airport.

Deferred Income Tax, Employees' Statutory Profit Sharing and Asset Tax

     Our income tax expense, employees' statutory profit sharing and asset tax is comprised of current expenses and deferred expenses. Deferred income tax represents future receivables or payables resulting from the temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our airport concessions, rights to use airport facilities and from non-balance sheet items such as tax loss carry-forwards and credits. Deferred employees' statutory profit sharing is calculated in a similar manner. These temporary differences and tax loss carry-forwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding difference between the beginning and year-end balances of the recognized deferred tax assets and liabilities is recorded in earnings. Asset tax is a minimum tax that is calculated as 1.8% of the average tax value of virtually all of our assets less the average tax value of certain liabilities. In 2005, we were subject to the asset tax, which can be credited against future taxable income for a period of ten years. A company may credit the asset tax against taxable income when it generates taxable income. Deferred tax assets, deferred employees' statutory profit sharing assets and recoverable asset tax are not subject to valuation allowances if we estimate that there is a high probability that the assets will be realized. We have analyzed each airport on an individual basis and have recognized valuation allowances against deferred tax assets, deferred employees' statutory profit sharing and recoverable asset tax for some of our airport subsidiaries. We have not recognized valuation allowances against tax loss carry-forwards generated by our other airport subsidiaries because each is taxed on an individual basis and under current tax law these tax carry-forwards can be carried forward through the term of the airport concessions or a period of ten years. As our airport concessions expire in 2048, significant management judgment concerning a number of factors, including the number of passengers we anticipate in our airports, increases in rates and inflation; changes in the discount rate and taxes is required in determining any valuation allowance.

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

Recently Issued Accounting Standards

     Certain accounting standards, which were issued by the Mexican Institute of Public Accountants (IMCP), went into effect on January 1, 2006. Management considers that the adoption of these standards will not have a significant effect on its financial position or results of operations.

     As of June 1, 2004, the Mexican Council for the Investigation and Development of Financial Reporting Standards (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera or CINIF) assumed responsibility for accounting policy in Mexico. As part of this responsibility, and following a process of analysis during the years 2004 and 2005, the CINIF issued a series of Financial Reporting Regulations (Normas de Informacion Financiera or NIFs), which became effective as of January 1, 2006.

     The NIFs aim to standardize the local regulations used by the various sectors of the Mexican economy and to bring convergence, to the extent possible, with International Financial Reporting Standards (IFRS).

     The elements of the NIF structure that are compulsory as of January 1, 2006 are as follows:

     -    NIFs and NIF Interpretations issued by the CINIF;

     - bulletins issued by the Accounting Principles Commission (Comision de Principios de Contabilidad or CPC) of the IMCP that have not been modified, superseded or eliminated by new NIFs; and

     -    applicable supplementary IFRSs.

     CPC circulars will continue to be recommendations and will continue to form part of NIFs until they are rendered obsolete (that is, until they are eliminated or are no longer applicable as they are covered by an NIF).

     The following NIFs are not expected to have any wide-reaching implications for financial reporting:

     -    NIF A-1 "Structure of Financial Reporting Regulations"

     -    NIF A-2 "Basic Precepts"

     -    NIF A-3 "User Needs and Objectives of Financial Statements"

     -    NIF A-4 "Qualitative Characteristics of Financial Statements"

     -    NIF A-5 "Basic Elements of Financial Statements"

     -    NIF A-6 "Recognition and Assessment"

     -    NIF A-7 "Presentation and Disclosure"

     -    NIF A-8 "Supplementary Nature"

     -    NIF B-1 "Accounting Changes and Correction of Errors"

DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

     Our financial statements are prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. See Note 16 to our financial statements. Net income (loss) under U.S. GAAP was Ps. 292.9 million, Ps. 256.8 million and Ps. 451.9 for the years ended December 31, 2003, 2004 and 2005, respectively.

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

     In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS
155). SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation and separate accounting. An irrevocable election may be made at inception to measure such a hybrid financial instrument at fair value, with changes in fair value recognized through income. Such an election needs to be supported by concurrent documentation. SFAS 155 is effective for fiscal years beginning after September 15, 2006, with early adoption permitted. We are currently considering the impact that adoption will have on our consolidated results and financial position.

OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any off-balance sheet arrangements, nor have we been involved in any such transactions in the past.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                             PAYMENTS DUE BY PERIOD (IN MILLIONS OF PESOS)
                                         -----------------------------------------------------
                                                                                         MORE
                                                    LESS THAN                           THAN 5
CONTRACTUAL OBLIGATIONS                    TOTAL      1 YEAR    1-3 YEARS   3-5 YEARS    YEARS
-----------------------                  --------   ---------   ---------   ---------   ------
Master Development Plan ..............   Ps.2,017     Ps.830     Ps.1,187     Ps.--       --
Purchase Obligations .................          1          1           --        --       --
Operating Lease Obligations ..........         10          2            7         1       --
Technical Assistance Agreement(1) ....         66         66           --        --       --
Capital (Finance) Lease Obligations ..         --         --           --        --       --
Long-Term Debt Obligations ...........         --         --           --        --       --
                                         --------     ------     --------     -----      ---
TOTAL ................................   PS.2,095     PS.899     PS.1,194     PS. 1       --
                                         ========     ======     ========     =====      ===

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

     Our board of directors is responsible for the management of our business. Pursuant to our bylaws, the board of directors must consist of an uneven number of directors determined at an ordinary general meeting of stockholders and is required to have at least seven, but not more than eleven, members. Currently, the board of directors consists of seven directors, each of whom is elected at the annual stockholders' meeting for a term of one year or until a successor has been appointed.

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

     The following table lists our directors as of the date of this annual report, their title and date of appointment:

NAME                                               TITLE                          DIRECTOR SINCE
----                                               -----                          --------------
Kjeld Binger(1) ...........   Director (also interim Chief Executive Officer)    March 19, 1999
Fernando Chico Pardo(2) ...   Director and Chairman                              April 28, 2005
Ricardo Guajardo Touche ...   Director                                          February 28, 2001
Francisco Garza Zambrano ..   Director                                          February 28, 2001
George J. Vojta ...........   Director                                           April 28, 2003
Valentin Diez Morodo ......   Director                                           April 28, 2005
Alejandro Soberon Kuri ....   Director                                           April 27, 2006

----------
(1) Elected by ITA as holder of Series BB shares, with Michael Olsen as Alternate.

(2) Elected by ITA as holder of Series BB shares, with Luis Chico Pardo as Alternate.

KJELD BINGER. Mr. Binger is our interim Chief Executive Officer. He is also a member of our board of directors and served as Chairman of our board in the period from March 2001 to April 2005. He has been an Executive Vice-President of Copenhagen Airports A/S since 1996. Previously, Mr. Binger was Director of Planning and Projects of Copenhagen Airports A/S, Vice-President of project development of Hojgaard & Schultz A/S and Project Director of Hoffman & Sonner A/S. Currently, Mr. Binger is the Chairman of the board of directors of Copenhagen Airport Real Estate Company A/S, a member of the board of directors of Newcastle International Airport Ltd. and Hainan Meilan Airport Company Ltd., President & CEO of Copenhagen Airports International A/S, and a member of the executive board and the strategic management committee of Copenhagen Airports A/S. Mr. Binger has been involved in several international projects regarding the privatization of airports. Mr. Binger was appointed Chairman of the board of directors of ITA in 2005. He is 51 years old. Mr. Binger was appointed by ITA.

FERNANDO CHICO PARDO. Mr. Chico Pardo is a member of our board of directors and Chairman of the Board since April 28, 2005. He is the founder and President of Promecap, S.C. since 1997. Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones y Inversora Bursatil, S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York) and the Latin America Representative for Mocatta Metals Corporation and the Mexico Representative for Standard Chartered Bank (London). Mr. Chico Pardo has been a member of the board of directors of Grupo Financiero Inbursa, Condumex Grupo Carso, Sanborns Sears Roebuck de Mexico and Grupo Posadas. He is 54 years old. Mr. Chico Pardo was appointed by ITA.

RICARDO GUAJARDO TOUCHE. Mr. Guajardo is a member of our board of directors. He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and General Director of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and General Director of Grupo Vamsa since 1989. He is presently a member of the board of directors of Grupo Bimbo and Almacenes Coppel, and has served on the board of directors of Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), Fomento Economico Mexicano

(FEMSA), Grupo Valores de Monterrey (VAMSA), Transportacion Maritima Mexicana
(TMM), Alfa and El Puerto de Liverpool. He is 58 years old. Mr. Guajardo is an independent director.

FRANCISCO GARZA ZAMBRANO. Mr. Garza is a member of our board of directors and he has served as President of Cementos Mexicanos of Norteamerica y Trading (his current position), as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos E.U.A. He was formerly on the board of directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Camara Nacional del Cemento (CANACEM), Club Industrial, A.C. and Fundacion Mexicana para la Salud. He is 51 years old. Mr. Garza is an independent director.

GEORGE VOJTA. Mr. Vojta is a member of our board of directors and has been President and Director of the Financial Services Forum since 1999. Previously, Mr. Vojta was Vice Chairman of the Board of Bankers Trust, President of Deak & Company, Chief Financial Officer of Phibro-Salomon, Inc. and Deputy Vice Chairman of Citigroup. Mr. Vojta is currently Chief Executive Officer of the Westchester Group LLC, Chairman of Wharton Financial Institutions Center and the Yale Center for Corporate Governance and Performance. He is 70 years old. Mr. Vojta is an independent director.

ALEJANDRO SOBERON KURI. Mr. Soberon is the founder of Corporacion Interamericana de Entretenimiento, S.A. de C.V., or "CIE", and has been Chairman of the Board and Executive President of the group since it was established in 1990. Prior to the foundation of CIE, Mr. Soberon produced films for more than 10 years through a series of Mexican companies where he was a founding stockholder. Mr. Soberon was a member of the Board of Directors of Telefonos de Mexico, S.A. de C.V., or Telmex, and is currently a member of the Board of Directors of America Movil, S.A. de C.V., a company that was spun off from Telmex in September 2000. Additionally, he is a board member of the Mexican Stock Exchange, and a member of the Board of Directors of Banco Nacional de Mexico, S.A. de C.V. Mr. Soberon received a Bachelor's Degree in Business Administration from the Universidad Iberoamericana. He is 46 years old. Mr. Soberon is an independent director.

VALENTIN DIEZ MORODO. Mr. Diez is a member of our board of directors and currently serves as Chairman of the Board of the Mexican Business Council for Foreign Trade, Investment and Technology (COMCE). He is also the President of the Mexico-Spain Bilateral Business Committee at COMCE. In addition, Mr. Diez serves on the board of Grupo Financiero Banamex, S.A. de C.V., International Advisory Board of Citigroup, Inc., Acciones y Valores Banamex, S.A. de C.V., Kimberly Clark Mexico, S.A. de C.V., Grupo ALFA, S.A. de C.V., DESC, S.A. de C.V., Grupo Mexico, S.A. de C.V., Grupo Modelo, S.A. de C.V., Grupo MVS Multivision, Avantel, S.A., Zara Mexico, S.A. de C.V., International Advisory Board of Instituto de Empresa, Madrid and Banco Nacional de Comercio Enterior (Banamex). Previously, Mr. Diez served as Vice President and General Director of Sales and Exports of Grupo Modelo, S.A. de C.V. He is 66 years old. Mr. Diez is an independent director.

SENIOR MANAGEMENT

     Pursuant to our bylaws, the holders of Series BB shares are entitled to present the board of directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers. Currently, four executive officers report directly to the chief executive officer, one of whom was appointed by ITA as holder of the BB shares.

     Since 2003, the duties of Director of Operations have been divided into two positions. Currently, Hector Navarrete Munoz is serving in the role of Regional Director of Operations and Gabriel Gurmendez Armand-Ugon is serving in the role of Director of Cancun Airport.

     The following table lists our executive officers, their current position and their year of appointment as an executive officer:

                                             PRINCIPAL               EXECUTIVE
NAME                                        OCCUPATION             OFFICER SINCE
----                                        ----------             -------------
Kjeld Binger*....................   Director General             June 2, 2003
                                    (interim chief executive
                                    officer)

Adolfo Castro Rivas*.............   Director of Finance          January 24, 2000
                                    (chief financial officer)

Gabriel Gurmendez Armand-Ugon....   Director of Cancun Airport   November 20, 2004

Hector Navarrete Munoz...........   Regional Director of         January 15, 2003
                                    Operations

Claudio Gongora Morales..........   General Counsel              April 19, 1999

Manuel Gutierrez Sola............   Chief Commercial Officer     August 7, 2003

----------
*    Appointed by ITA, as holder of Series BB shares.

KJELD BINGER. Mr. Binger is our interim Chief Executive Officer. He is also a member of our board of directors and served as Chairman of our board in the period from March 2001 to April 2005. He has been an Executive Vice-President of Copenhagen Airports A/S since 1996. Previously, Mr. Binger was Director of Planning and Projects of Copenhagen Airports A/S, Vice-President of project development of Hojgaard & Schultz A/S and Project Director of Hoffman & Sonner A/S. Currently, Mr. Binger is the Chairman of the board of directors of Copenhagen Airport Real Estate Company A/S, a member of the board of directors of Newcastle International Airport Ltd. and Hainan Meilan Airport Company Ltd., President & CEO of Copenhagen Airports International A/S, and a member of the executive board and the strategic management committee of Copenhagen Airports A/S. Mr. Binger has been involved in several international projects regarding the privatization of airports. Mr. Binger was appointed Chairman of the board of directors of ITA in 2005. He is 51 years old.

ADOLFO CASTRO RIVAS. Mr. Castro has been our Director of Finance since January 2000. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A. and an auditor and consultant with Coopers & Lybrand. He is 42 years old.

GABRIEL GURMENDEZ ARMAND-UGON. Mr. Gurmendez has been the Director of Cancun International Airport since November 2004. Previously, Mr. Gurmendez was the Minister of Transportation and Public Works and the President and Director of ANTEL, the national telecommunications company of Uruguay. Mr. Gurmendez has served as the General Manager of Consorcio Aeropuertos Internacionales S.A., the private concessionaire of the International Airport of Punta del Este, Uruguay. He also acted as interim President of Uruguay's national oil company, ANCAP, the national railway, AFE, and the national waterworks company, OSE. He is 44 years old.

HECTOR NAVARRETE MUNOZ. Mr. Navarrete is the Regional Director of Airports. Previously, Mr. Navarrete was the Administrator of the Merida International Airport, Director of the Board of Culture and Tourism of the State of Yucatan and Coordinator of the Mayan Cultural Project in San Antonio, Texas. He is 49 years old.

CLAUDIO GONGORA MORALES. Mr. Gongora has been General Counsel since April 25, 2001. Previously, he was Sub-Director of ASUR (starting on April 19, 1999). Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compania Exploradora del Istmo, S.A. de C.V. He has been Legal Sub-Director of Comision de Fomento Minero, Legal Chief Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.,A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 54 years old.

MANUEL GUTIERREZ SOLA. Mr. Gutierrez has been our Chief Commercial Officer since August 7, 2003. Previously, since October 31, 2002, Mr. Gutierrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of the company's commercial strategy. Before that, he was our Concessions Manager since December 2000. Prior to joining ASUR, Mr. Gutierrez was Chief Operations Officer of G. Accion S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V. He is 43 years old.

SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

     With the exception of Fernando Chico Pardo (see "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders") and Manuel Gutierrez Sola (less than one percent of the Series B shares), directors and senior management do not own shares of ASUR. There are no compensation arrangements under which employees may acquire capital of ASUR.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

     Directors received Ps. 6.1 million in aggregate compensation for the year ended December 31, 2005. We paid an aggregate amount of approximately Ps. 14.8 million for the services of our executive officers, which includes payments to Copenhagen Airports A/S for the services of Kjeld Binger as our chief executive officer.

     No amount has been set aside by ASUR or its subsidiaries for pension, retirement or similar benefits.

COMMITTEES

     Our bylaws provide for four committees to assist the board of directors with the management of our business: an Operating Committee, an Audit Committee, an Acquisitions and Contracts Committee and a Nominations and Compensation Committee.

     The Operating Committee, which is composed of four members, is responsible for proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development plans of our subsidiary concession holders, our dividend policy and investments of less than U.S.$2 million that are not provided for in our annual budget. The board of directors appoints all the members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint two of the committee members and to appoint the chairman, who has a deciding vote in case of a tie. The consent of the Series BB directors is also required to select the members of the Operating Committee that are not members of our board or officers of our company. The current members of the Operating Committee are Fernando Chico Pardo, Michael Olsen, Francisco Garza Zambrano and Kjeld Binger, who is the chairman of the Operating Committee. A secretary has also been appointed who is not a member of the committee.

     The Audit Committee must be composed of at least three members, and is responsible for supervising the management and conduct of our business, as well as monitoring the activities of our board of directors, our officers and the officers of our subsidiaries for compliance with the bylaws and applicable law. With respect to financial reporting and auditing matters, the Audit Committee has oversight of our internal auditing and controls system, as well as the performance of our external auditors. The Audit Committee is also responsible for monitoring transactions with affiliates, including ITA and its stockholders. Our bylaws provide that the board of directors shall determine the number of members of the Audit Committee, which is required to comprise solely independent directors. All members of the Audit Committee must meet the applicable independence criteria set forth under the Sarbanes-Oxley Act of 2002 and the rules issued thereunder by the U.S. Securities and Exchange Commission. The president of the Audit Committee is elected by a vote at the shareholders meeting, as is a secretary, who is not required to be a committee member. The committee also appoints among its members a special delegate who may not be a person appointed by the holders of Series BB shares nor be related to the committee members. The special delegate is charged with ensuring that ITA complies with its obligations under the technical assistance agreement it has with us. The current members of the Audit Committee are Ricardo Guajardo Touche, Francisco Garza Zambrano and George Vojta (who serves as our Audit Committee financial expert). A secretary has also been appointed who is not a member of the committee.

     The Acquisitions and Contracts Committee, composed of three members, is responsible for ensuring compliance with our procurement policies set forth in our bylaws. Among other things, these policies require that the Acquisitions and Contracts Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$400,000 and that any contract between us, on the one hand, and ITA or any of its related persons, on the other hand, be awarded pursuant to a bidding process involving at least three other bidders. Our bylaws provide that a stockholders' meeting will determine the number (which must be an odd number) of members of the Acquisitions and Contracts Committee, which is required to be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint one member to the committee. The current members of the Acquisitions and Contracts Committee are Fernando Chico Pardo and Kjeld Binger. One position on the Acquisitions and Contracts Committee remains open. A secretary has also been appointed who is not a member of the committee.

     The Nominations and Compensation Committee was formed on October 12, 1999. The duties of the committee include the proposal to the general shareholders' meeting of candidates for election to the board of directors and proposal to the board of directors of candidates for appointment as executive officers, as well as proposals to the general shareholders' meeting regarding the removal and compensation of directors and officers. Our bylaws provide that a stockholders' meeting will determine the number (which must be an odd number) of members of the committee. The holders of the Series B and Series BB shares, acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee are to be named by these two initial members. Members of the committee each have a term of one year. At each annual stockholders' meeting after a public offering of our shares, the Nominations and Compensation Committee is required to present a list of at least seven candidates for election as directors for the vote of the Series B stockholders. At an ordinary stockholders' meeting held February 28, 2001, our stockholders resolved that the Nominations and Compensation Committee be comprised of three members. The current members of the Nominations and Compensation Committee are Kjeld Binger and Fernando Chico Pardo; one position remains open. A secretary has also been appointed who is not a member of the committee.

NYSE CORPORATE GOVERNANCE COMPARISON

     Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Securities Market Law and the regulations issued by the Mexican National Banking and Securities Commission. We also generally comply on a voluntary basis with the Mexican Code of Best Corporate Practices (Codigo de Mejores Practicas Corporativas) as indicated below, which was created in January 2001 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. On an annual basis, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

     On December 30, 2005, a new Mexican Securities Market Law was published in the

Diario Oficial de la Federacion, which became effective on June 28, 2006.

     The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

                 NYSE STANDARDS                            OUR CORPORATE GOVERNANCE PRACTICE
                 --------------                            ---------------------------------
DIRECTOR INDEPENDENCE. Majority of board of       Pursuant to the Mexican Securities Market Law, we
directors must be independent. Section 303A.01    are required to have a board of directors composed
                                                  of a maximum of 21 members, 25% of whom must be
                                                  independent. Stockholders are required to make a
                                                  determination as to the independence of our
                                                  directors. Our by-laws provide that our Board of
                                                  Directors may be composed of between seven to 11
                                                  members. Currently, our board has seven members,
                                                  of which five are independent under the Mexican
                                                  Securities Market Law and the Sarbanes-Oxley Act
                                                  of 2002.

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

EXECUTIVE SESSIONS.  Non-management directors     Our non-management and independent directors are
must meet regularly in executive sessions         not required to meet in executive sessions and
without management. Independent directors         generally do not do so. Executive sessions are not
should meet alone in an executive session at      expressly recommended by the Mexican Code of Best
least once a year. Section 303A.03                Corporate Practices.

                                                  None of our members of management are members of
                                                  our Board of Directors nor our other committees,
                                                  except for our interim CEO, who is a member of the
                                                  Board of Directors, the Operating Committee, the
                                                  Acquisitions and Contracts Committee and the
                                                  Nominations and Compensation Committee.

AUDIT COMMITTEE. Audit committee satisfying the   We are in compliance with the independence
independence and other requirements of            requirements of Rule 10A-3, but the members

                 NYSE STANDARDS                            OUR CORPORATE GOVERNANCE PRACTICE
                 --------------                            ---------------------------------
Rule 10A-3 under the Exchange Act and the more    of our Audit Committee are not required to satisfy
stringent requirements under the NYSE standards   the NYSE independence and other audit committee
is required. Sections 303A.06, 303A.07            standards that are not prescribed by Rule 10A-3.

                                                  The principal characteristics of our Audit
                                                  Committee are as follows:

                                                  -    Our Audit Committee is composed of three
                                                       members, all of whom are members of our board
                                                       of directors.

                                                  -    All of the members of our Audit Committee and
                                                       the committee's president are independent.

                                                  -    The Chairman of the Audit Committee is
                                                       appointed and/or removed exclusively by the
                                                       general shareholders' meeting.

                                                  -    Our Audit Committee operates pursuant to
                                                       provisions in the Mexican Securities Market
                                                       Law and our bylaws.

                                                  -    Our Audit Committee submits an annual report
                                                       regarding its activities to our Board of
                                                       Directors.

                                                  -    The duties of our Audit Committee include,
                                                       among others, the following:

                                                       -    overseeing of our internal auditing and
                                                            controls systems, and

                                                       -    appointing and removing, and supervising
                                                            our external auditor and establishing
                                                            the scope of the external auditor's
                                                            duties and responsibilities.

                                                       -    ensuring compliance with our by-laws by
                                                            officers and directors of the company
                                                            and its subsidiaries,

                                                       -    making recommendations to the Nomination
                                                            and Compensation Committee with respect
                                                            to the removal of directors and officers
                                                            for violations of the by-laws or any
                                                            other applicable legal provision,

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

                 NYSE STANDARDS                            OUR CORPORATE GOVERNANCE PRACTICE
                 --------------                            ---------------------------------
                                                            shareholder rights,

                                                       -    overseeing related-party transactions,

                                                       -    preparing certain regular reports for
                                                            the board of directors pursuant to the
                                                            Mexican Securities Market Law and our
                                                            bylaws

NOMINATING/CORPORATE GOVERNANCE AND               Pursuant to the Mexican Securities Market Law, we
COMPENSATION COMMITTEE. Nominating/corporate      are required to have a corporate governance
governance committee of independent directors     committee (comite de practicas societarias). The
and compensation committee of independent         board has vested all the functions and
directors are required. Compensation committee    responsibilities of this committee on our Audit
must approve executive officer compensation.      Committee.
Each committee must have a charter specifying
the purpose, duties and evaluation procedures     The duties of our Audit Committee with regard to
of the committee. Section 303A.04 and             corporate practices are, among others, the
Section 303A.05                                   following:

                                                       -    evaluating the performance of relevant
                                                            officers,

                                                       -    reviewing related-party transactions,
                                                            and

                                                       -    determining the total compensation
                                                            package of the chief executive officer.

                                                  We are not required to have a nominating or a
                                                  compensation committee, but the Mexican Code of
                                                  Best Corporate Practices recommends that companies
                                                  have an evaluation and compensation committee. Our
                                                  by-laws provide for a Nominations and Compensation
                                                  Committee, which we believe carries out the
                                                  principal duties of an evaluation and compensation
                                                  committee and a nominating/corporate governance
                                                  committee. The duties of our Nomination and
                                                  Compensation Committee include, among others, the
                                                  following:

                                                  -    proposing individuals to serve as directors
                                                       at the shareholders meeting,

                                                  -    proposing individuals to serve as officers to
                                                       the Board of Directors,

                                                  -    proposing compensation for directors and
                                                       officers at the shareholders' meeting or to
                                                       the Board of Directors, as applicable,

                 NYSE STANDARDS                            OUR CORPORATE GOVERNANCE PRACTICE
                 --------------                            ---------------------------------
                                                  -    proposing for consideration at the
                                                       shareholders' meeting the removal of members
                                                       of the Board of Directors and officers, and

                                                  -    submitting an annual report on its activities
                                                       to the Board of Directors and the
                                                       shareholders.

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

EQUITY COMPENSATION PLANS. Equity compensation    Shareholder approval is not expressly required
plans require shareholder approval, subject to    under our bylaws for the adoption and amendment of
limited exemptions.                               an equity-compensation plan. No
                                                  equity-compensation plans have been approved by
                                                  our shareholders.

CODE OF ETHICS. Corporate governance guidelines   We have adopted a code of ethics applicable to all
and a code of business conduct and ethics is      of our directors and executive officers, which is
required, with disclosure of any waiver for       available to you free of charge upon request and
directors or executive officers.                  at www.asur.com.mx. We are required by Item 16B of
Section 303A.10                                   Form 20-F to disclose any waivers granted to our
                                                  chief executive officer, chief financial officer
                                                  and persons performing similar functions, as well
                                                  as to our other officers/employees.

EMPLOYEES

     The following table sets forth the number of employees in various positions as of the end of 2003, 2004 and 2005.

                                  AS OF DECEMBER 31,   AS OF DECEMBER 31,   AS OF DECEMBER 31,
                                        2003                 2004                 2005
                                  ------------------   ------------------   ------------------
Administrative Employees
   Mexico City ................         114                   63                   72
   Cancun Airport .............          77                  114                  149
   Cozumel Airport ............          13                   10                   19
   Huatulco Airport ...........          16                   14                   18
   Merida Airport .............          35                   34                   42
   Minatitlan Airport .........          13                   12                   18
   Oaxaca Airport .............          13                   12                   20
   Tapachula Airport ..........          20                   17                   21
   Veracruz Airport ...........          18                   19                   25
   Villahermosa Airport .......          15                   14                   23
                                        ---                  ---                  ---
      TOTAL ADMINISTRATIVE
         EMPLOYEES ............         334                  309                  407
                                        ===                  ===                  ===
Unionized Employees
   Mexico City ................           0                    0                    0
   Cancun Airport .............         114                  109                  112
   Cozumel Airport ............          25                   24                   25
   Huatulco Airport ...........          18                   19                   19
   Merida Airport .............          44                   44                   45
   Minatitlan Airport .........          16                   16                   16
   Oaxaca Airport .............          22                   20                   22
   Tapachula Airport ..........          16                   16                   16
   Veracruz Airport ...........          26                   26                   24
   Villahermosa Airport .......          25                   27                   27
                                        ---                  ---                  ---
      TOTAL UNION EMPLOYEES ...         306                  301                  306
                                        ===                  ===                  ===

     As of December 31, 2003, 2004 and 2005, we had approximately 640, 610 and 713 employees, respectively. Of the 98 administrative employees added in 2005, 74 were hired in connection with the new checked baggage screening services we are providing for international flights as of January 1, 2006.

     Approximately 42.9% of our employees on December 31, 2005 were members of labor unions. A significant portion of the services rendered in our airports is provided by personnel employed by third parties. Approximately 10% of our employees are employed by Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary that provides us with administrative and personnel services, while the remainder, including all unionized personnel, are employed by our nine subsidiary operating companies.

     All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers. Labor relations with our employees are governed by nine separate collective labor agreements, each relating to one of our nine airports, and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. We began renegotiating our current collective bargaining agreements with our unionized employees in August 2004 and reached final agreements with the unions in October 2005. We believe that our relations with our employees are good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of outstanding Shares as of June 1, 2006.

                                                           PERCENTAGE OF TOTAL
                                   NUMBER OF SHARES           SHARE CAPITAL
                               ------------------------   --------------------
IDENTITY OF STOCKHOLDER          B SHARES     BB SHARES   B SHARES   BB SHARES
-----------------------        -----------   ----------   --------   ---------
ITA.........................            --   45,000,000       --         15%
Copenhagen Airports A/S(1)..     7,500,000           --      2.5%        --
Fernando Chico Pardo(2).....     7,500,010           --      2.5%        --
Public......................   239,999,990           --     80.0%        --

----------
(1) Copenhagen Airports A/S also owns 49% of the capital stock of ITA and 2.5% of our Series B shares.

(2) Fernando Chico Pardo also owns a 51% interest in ITA and 2.3% of our Series B shares.

ITA TRUST AND SHAREHOLDERS' AGREEMENT

     The rules governing the sale of our Series BB shares to ITA required that ITA place all of its Series BB shares in trust in order to guarantee ITA's performance of its obligations under the technical assistance agreement and ITA's commitment to maintain its interest in ASUR for a specified period. Accordingly, ITA has placed its shares in trust with Bancomext. This trust provides that ITA may instruct Bancomext with respect to the voting of the shares held in trust that represent up to 10% of our capital stock; the remaining 5% is required to be voted in the same manner as the majority of all shares voted at the relevant stockholders' meeting.

     Under our bylaws and the trust, until December 18, 2008, ITA may transfer up to 49% of the Series BB shares without restriction. After December 18, 2008, ITA may sell in any year up to an additional 20% of its remaining interest in Series BB shares. The term of the trust will be extended for an additional 15 years if, at the end of the initial 15-year term, ITA holds shares representing more than 10% of our capital stock. ITA may terminate the trust before the second 15 year term begins if: (i) ITA holds less than 10% of our capital stock at the end of the initial term; and (ii) the technical services agreement has been terminated. ITA is required to deposit in the trust any additional shares of our capital stock that it acquires.

     ITA's stockholders have entered into a shareholders' agreement, which provides that most matters relating to ITA's participation in our management are to be decided by a qualified majority consisting of at least six of ITA's eight directors, including the proposal to the board and removal of our chief executive officer and the election of the members of our board of directors to be elected by the Series BB stockholders. Two of the directors appointed by Copenhagen Airports A/S are also required to be included in the qualified majority with respect to the adoption or amendment of our master development plans, business plans and investment plans. Currently, Copenhagen Airports A/S and Fernando Chico Pardo are entitled to appoint three directors and five directors, respectively, out of ITA's eight directors.

     Under the terms of the participation agreement and the trust agreement, ITA's shareholders, currently Copenhagen Airports A/S and Fernando Chico Pardo, are required to maintain at least a 25.5% ownership interest in ITA prior to December 18, 2014, unless otherwise approved by the Ministry of Communications and Transportation. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If ITA or any of its stockholders defaults on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to us as liquidated damages.

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

     Pursuant to the technical assistance agreement and the participation agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry "know-how" related to the operation of airports to us. These agreements entitle ITA to propose to our board a candidate to be our chief executive officer, to appoint half our other executive officers and two members of our board of directors. These agreements also grant us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The technical assistance agreement has a fifteen-year term and is automatically renewed for additional five-year terms, unless one party provides notice of its intent not to renew within a specified period. We are required under this agreement to pay ITA an annual fee equal to the greater of a fixed dollar amount or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican GAAP and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in "Item 6. Directors, Senior Management and Employees--

Committees." In 2001, 2002, 2003, 2004 and 2005, we recognized expenses of U.S.$4.5 million, U.S.$3.7 million, U.S.$4.1 million, U.S.$5.8 million and U.S.$6.2 million, respectively, pursuant to the technical assistance agreement plus additional expenses of approximately U.S.$0.3 million, U.S.$0.6 million, U.S.$0.3 million, U.S.$0.1 million and U.S.$0.2 million, respectively.

ARRANGEMENTS WITH COPENHAGEN AIRPORTS A/S

     In June 2003 we entered into a contract with a subsidiary of Copenhagen Airports A/S under which we retained the services of Kjeld Binger as our interim chief executive officer in exchange for a monthly fee equal to U.S.$31,119.

ARRANGEMENTS WITH ENTITIES CONTROLLED BY THE MEXICAN GOVERNMENT

     Prior to March 2005, the Mexican government continued to own 11% of our capital stock. In the ordinary course of its business, we enter into transactions with various entities controlled by the Mexican government, including the provision of services to various airlines controlled by the Mexican holding company Consorcio Aeromexico, S.A. de C.V. (formerly Cintra) and the purchase of electricity from the Mexican Federal Electricity Commission.

     Airlines and other entities controlled by Cintra accounted for approximately 22.6%, and 19.5% of the revenues generated by our airports in 2003 and 2004, respectively. Of our accounts receivable, these entities accounted for 49.4% and 62.0% as of December 31, 2003 and 2004, respectively. These airlines included Aeromexico, Aerocozumel and Aerolitoral and, until recently, Mexicana and Click Mexicana (formerly known as Aerocaribe).

     On December 20, 2005, Cintra sold Grupo Mexicana, whose subsidiaries include Mexicana and Click Mexicana (formerly known as Aerocaribe), to Grupo Posadas, S.A. de C.V., the largest hotel operator in Mexico, and was renamed Consorcio Aeromexico. A majority of the capital stock of Consorcio Aeromexico, S.A. de C.V. is currently owned by the Institution for the Protection of Bank Savings, a decentralized entity of the Mexican federal government, and by the Mexican government. The Institution for the Protection of Bank Savings is required by law to transfer all its holdings to the private sector. Although Consorcio Aeromexico is also seeking to sell its interest in Grupo Aeromexico, including its subsidiaries Aeromexico and Aerolitoral, a recent auction process did not generate bids acceptable to Consorcio Aeromexico, and the company has since announced that it will resume efforts to sell Aeromexico in 2006. For details of revenues earned from related parties, see "Item 4. Information on the Company--Business Overview--Principal Air Traffic Customers" and Note 12 to our financial statements.

     In addition to the revenues earned from Cintra-owned entities, we recorded revenues from several Mexican federal and state government agencies. Revenues from related public sector entities (excluding Consorcio Aeromexico) were Ps.
6.7 million and Ps. 3.1 million for the years ended December 31, 2003 and 2004, respectively.

     During the years ended December 31, 2003 and 2004, we recorded expenses of Ps. 59.0 million and Ps. 64.0 million, respectively, for electricity, waste disposal, water and other services obtained from entities or agencies of the Mexican government.

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

     In April 2005, the International Court of Arbitration issued a final ruling requiring Dufry Mexico, S.A. de C.V. to, among other requirements, deliver one of the duty-free stores that it operates in the Cancun airport and to pay Ps.
39.5 million to ASUR. Dufry complied with this ruling in August 2005.

     The municipalities of Cancun, Cozumel, Huatulco, Merida, Minatitlan, Veracruz and Villahermosa have given us notice requesting that we pay property tax (predial) for the property on which these airports are located. However, we believe that the request to pay this tax is not in accordance with applicable law relating to property in the public domain, which includes the airports we currently operate under concessions. We filed a protective action in court against the attempt to collect the tax by the municipal treasuries in each of these cities. Our cases against the municipalities of Cancun, Cozumel, Veracruz, Oaxaca and Villahermosa were decided in our favor. The other legal proceedings are still in progress.

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

     Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under Mexican GAAP. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., is Ps.
130.7 million (which includes the required allocation corresponding to year 2005 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

     Dividends paid to non-resident holders with respect to our Series B shares and ADSs are not subject to Mexican withholding tax. Dividends that are paid from a company's distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor 1.5152 in 2003, 1.4925 in 2004, 1.4286 in 2005, 1.4085 in 2006 and 1.3889 thereafter. Corporate tax rates of 34% in 2003, 33% in 2004, 30% in 2005, 29% in 2006 and 28% thereafter are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2005, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years. Dividends paid from a company's distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax. Three of our subsidiaries (Cancun, Villahermosa and Merida) benefit from an injunction that reduced the rate for dividends from 47.0592% in 2004 to 32%.

     As of December 31, 2005, we had no distributable earnings that were subject to corporate income tax. We do not expect to generate such after-tax earnings in the near future. Until we generate such earnings subject to corporate income tax, dividends paid by us to non-resident holders of Series B shares and ADSs will be subject to both the corporate-level dividend tax income discussed above.

     On April 27, 2006, our stockholders approved the allocation of 5%, or Ps.
28.2 million, of our net profits for the fiscal year ended December 31, 2005 to the legal reserve fund in compliance with Mexican law. The stockholders approved the allocation of 5%, or Ps. 31.4 million, of our net profits for the fiscal year ended December 31, 2004 to the legal reserve fund on April 28, 2005, and approved the allocation of Ps. 15.0 million (5% of net income for fiscal year
2003) to the legal reserve fund on April 29, 2004.

     On April 27, 2006, our stockholders approved the payment of a net ordinary cash dividend after income tax of Ps. 204 million or Ps. 0.682 per share for each outstanding Series B or BB share. This dividend was payable as of May 31, 2006. At the general stockholders' meeting on April 28, 2005, our stockholders agreed to pay net dividends after income tax of Ps. 186.0 million or Ps. 0.62 per share. Because this dividend payment was not taken from the after-tax earnings account, it gave rise to an income tax of Ps. 79.7 million. At the April 29, 2004 general stockholders' meeting, our stockholders agreed to pay net dividends after income tax of Ps. 168.0 million, or Ps. 0.56 per share. Because this dividend payment was not taken from the after-tax earnings account, it gave rise to an income tax of Ps. 61.4 million.

     In the absence of attractive investment opportunities, we intend to continue paying yearly dividends out of our annual net retained earnings. We do not currently intend to implement a stock repurchase program.

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

     On April 27, 2006, our stockholders granted our board of directors the power to declare and pay an extraordinary dividend to all shares representing our capital stock. Our board may declare and pay this extraordinary dividend at any time during 2006 and until the next annual shareholders' meeting. The board may freely determine the terms and conditions of this extraordinary dividend.

ITEM 9. THE OFFER AND LISTING

STOCK PRICE HISTORY

     The following table sets forth, for the periods indicated, the high and low closing prices for (i) the ADSs on the New York Stock Exchange in U.S. dollars and (ii) our common shares on the Mexican Stock Exchange in pesos. For more information, see "Item 10. Additional Information--Exchange Controls" for the exchange rates applicable during the periods set forth below. The information set forth in the table below reflects actual historical amounts at the trade dates and has not been restated in constant pesos.

The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars over the five most recent financial years is as follows:

                                          PESOS
                        U.S.$ PER       PER SERIES
                          ADR(1)         B SHARE
    YEARS ENDED       -------------   -------------
    DECEMBER 31,       LOW     HIGH    LOW     HIGH
    ------------      -----   -----   -----   -----
2001                  15.10   15.40   13.75   13.88
2002                  10.17   11.75    10.8   12.00
2003                  15.95   17.60   18.50   19.70
2004
   First Quarter...   19.30   24.71   17.38   22.50
   Second Quarter..   18.58   20.33   21.29   23.06
   Third Quarter...   19.46   22.28   22.65   25.27
   Fourth Quarter..   23.54   27.05   26.99   30.15
2005
   First Quarter...   27.26   33.70   30.60   37.12
   Second Quarter..   29.00   32.54   31.68   34.82
   Third Quarter...   37.05   41.79   39.71   45.00
   Fourth Quarter..   31.20   34.17   32.70   36.25

                                          PESOS
                        U.S.$ PER       PER SERIES
                          ADR(1)         B SHARE
                      -------------   -------------
                       LOW     HIGH    LOW     HIGH
                      -----   -----   -----   -----
MONTHLY PRICES
   December, 2005..   31.20   34.17   32.70   36.25
   January, 2006...   30.41   34.14   30.56   36.80
   February, 2006..   28.93   35.19   32.00   35.89
   March, 2006.....   32.54   34.81   35.10   36.85
   April, 2006.....   33.44   39.03   38.80   42.82
   May, 2006.......   33.71   39.76   38.42   42.77

----------
(1)  10 Series B shares per ADR.

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

     As of December 31, 2005, 150 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2005, the ten most actively traded equity issues (excluding banks) represented approximately 71.58% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico.

     The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. In late October 1997, for example, prices of both Mexican debt securities and Mexican equity securities dropped substantially following declines earlier in the year in the Asian, Russian and Brazilian securities markets.

ITEM 10. ADDITIONAL INFORMATION

BYLAWS

     This section summarizes certain provisions of Mexican law and our estatutos sociales (bylaws), a copy of which is attached to this Form 20-F as Exhibit 1.1.

     At our Extraordinary Stockholders' Meeting held on April 27, 2006, our shareholders adopted resolutions amending and restating of our bylaws to organize the company as a Sociedad Anonima Bursatil, and conform our bylaws to the provisions of the Mexican Securities Market Law. Some of the relevant changes included the enhancement of certain provisions applicable to the corporate governance of public companies, clarification of certain provisions relating to directors' and officers' liability, and the elimination of restrictions on ownership of our shares.

Purposes

     The purposes of our company include the following:

     - to acquire shares, ownership or other interests in companies engaged in the management, operation, including providing airport, complementary and commercial services, construction and/or use of civil aerodromes and in accordance with the Mexican Airport Law and its regulations, as well as to hold capital stock in companies that provide any other type of services and to vote the shares of any such companies; to sell, transfer or dispose of any such shares or ownership interests or other securities allowed by law;

     - to receive and to provide the services as required to carry out our corporate purposes, including, without limitation, technical consulting services in the industrial, administrative, accounting, marketing or finance fields, in connection with the management, operation, construction and/or utilization of airports;

     - to request and obtain concessions and permits for the management, operation, construction and/or utilization of airports, as well as for providing any other services necessary for the use of such airports and for carrying out any activity which supports and is related with such purpose.

     - to obtain, acquire, use, license or dispose of all types of patents, certificates of invention, registered trademarks, trade names, copyright or rights with regard thereto, whether in Mexico or abroad;

     - to obtain all types of loans or credits, with or without guarantee, and to grant loans to companies that we control, and to grant any kind of guaranty and security on obligations assumed by us or by companies that we control;

     - to issue and subscribe all types of negotiable instruments and to accept and endorse the same, including secured or unsecured debentures;

     - to issue any unsubscribed shares of our capital stock to be kept in our treasury in order to be delivered upon subscription thereof, as well as to execute option agreements that grant to third parties the right to subscribe and pay for our shares;

     - to hold, possess, sell, transfer, dispose of or lease any assets, or real or personal property that may be necessary or convenient to carry out our corporate purposes; and

     - generally, to carry out and perform all actions, agreements and related, incidental or ancillary transactions in furtherance of the above-mentioned purposes.

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

Authority of the Board of Directors

     The powers of the board include, without limitation, the power:

     -    to participate in our strategic planning decisions,

     - to authorize changes in our policies regarding financial structure, products, market development and organization,

     - to oversee compliance with general corporate practices, our bylaws and the minority rights set forth thereunder,

     -    to call for stockholders' meetings and act on their resolutions,

     - to create special committees and grant them the powers and authority it sees fit, provided that said committees will not be vested with the authorities which by law or under our bylaws are expressly reserved for the stockholders or the board of directors,

     -    to determine how to vote the shares held by us in our subsidiaries

     - to appoint our chief executive officer from among the candidates proposed by the members of the Board of Directors appointed by the Series BB shareholders, and to appoint those officers other than those designated by the Series BB directors or the Operating Committee, and

     - to approve, upon proposal by the Operating Committee: (i) our annual budget and that of our subsidiaries; and (ii) the master development plan and any amendments thereto for each of the airports to be submitted to the Ministry of Communications and Transportation.

     Meetings of the board of directors will be validly convened and held if a majority of its members are present. Resolutions at said meetings will be valid if approved by a majority of the members of the board of directors, unless our bylaws require a higher number. The chairman has a tie-breaking vote.

     Resolutions at board meetings with respect to any of the issues listed below will be valid only if approved by the members of the board of directors elected by the holders of the Series BB shares:

     - approval of our financial statements and those of our subsidiaries and their submission to the stockholders' meeting,

     - approval of the 5-year master development plans for each of the airports operated by our subsidiaries,

     -    annual approval of the business plan and the investment budget,

     - approval of capital investments not considered in the approved annual budget for each fiscal year,

     - approval of any sale of fixed assets having, individually or jointly, a value greater than U.S.$2.0 million,

     - determine the manner in which the company shall vote its shares at the shareholders meeting of its subsidiaries, taking into consideration the proposal of the Operating Committee,

     -    proposal to increase our capital or that of our subsidiaries,

     - approval of any sale of shares of the capital stock of our subsidiaries,

     -    approval of any transfer by us of shares in our subsidiaries,

     -    purchase of shares or interests in any company,

     -    approval or amendment of our management structure,

     - creation of new committees, delegation of powers to the same and changes to the powers of any existing committee,

     - incurrence of any indebtedness in an amount greater than U.S.$5.0 million during any calendar year or in excess of the debt level set forth in the annual business plan, which must not exceed a 50% debt to capital ratio,

     - approval of our dividend policy and its submission to the stockholders' meeting, and

     - appointment of the chief executive officer from among the candidates proposed by the members of the board of directors appointed by the Series BB shareholders.

Powers of Series BB Directors

The Series BB directors are entitled to:

     - present to the board of directors the name or names of candidates for appointment as chief executive officer,

     -    remove the chief executive officer,

     -    appoint and remove half of our executive officers,

     - appoint two members of the Operating Committee and their substitutes, and at least one member of the Acquisitions and Contracts Committee and his or her substitute, and

     -    determine the composition of the Operating Committee.

OUR CAPITAL STOCK

     The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of June 1, 2006:

                             CAPITAL STOCK

                                         ISSUED AND
                           AUTHORIZED   OUTSTANDING
                          -----------   -----------
FIXED CAPITAL STOCK:
   Series B shares.....   255,000,000   255,000,000
   Series BB shares....    45,000,000    45,000,000
VARIABLE CAPITAL STOCK:
   Series B shares.....            --            --
   Series BB shares....            --            --

All ordinary shares confer equal rights and obligations to holders within each series. The Series BB shares have the voting and other rights described below.

     Our bylaws provide that our shares have the following characteristics:

     - Series B. Series B shares currently represent 85% of our capital. Series B shares may be held by any Mexican or foreign natural person, company or entity.

     - Series BB. Series BB shares currently represent 15% of our capital. Series BB shares may be held by any Mexican or foreign natural person, company or entity.

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

     Under Mexican law and our bylaws, we may hold three types of stockholders' meetings: ordinary, extraordinary and special. Ordinary stockholders' meetings are those called to discuss any issue not reserved for extraordinary stockholders' meeting. An annual ordinary stockholders' meeting must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the report prepared by the Board on our financial statements, the appointment of members of the Board and the determination of compensation for members of the Board.

     Extraordinary stockholders' meetings are those called to consider any of the following matters:

     -    extension of a company's duration or voluntary dissolution,

     -    an increase or decrease in a company's minimum fixed capital,

     -    change in corporate purpose or nationality,

     -    any transformation, merger or spin-off involving the company,

     -    any stock redemption or issuance of preferred stock or bonds,

     - the cancellation of the listing of our shares with the National Registry of Securities or on any stock exchange,

     -    amendments to a company's bylaws, and

     - any other matters for which applicable Mexican law or the bylaws specifically require an extraordinary meeting.

     Special stockholders' meetings are those called and held by stockholders of the same series or class to consider any matter particularly affecting the relevant series or class of shares.

     Stockholders' meetings are required to be held in our corporate domicile, which is Mexico City. Calls for stockholders' meetings must be made by the Chairman, the Secretary or any two members of the board of directors. Any stockholder or group of stockholders representing at least 10% of our capital stock has the right to request that the board of directors call a stockholders' meeting to discuss the matters indicated in the relevant request. If the board of directors fails to call a meeting within 15 calendar days following receipt of the request, the stockholder or group of stockholders representing at least 10% of our capital stock may request that the call be made by a competent court.

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

     To be admitted to any stockholders' meeting, stockholders must: (i) be registered in our share registry; and (ii) at least 24 hours prior to the commencement of the meeting submit (a) an admission ticket issued by us for that purpose, and (b) a certificate of deposit of the relevant stock certificates issued by the Secretary or by a securities deposit institution, a Mexican or foreign bank or securities dealer in accordance with the Mexican Securities Market Law. The share registry will be closed three days prior to the date of the meeting. Stockholders may be represented at any stockholders' meeting by one or more attorneys-in-fact who may not be directors of ASUR. Representation at stockholders' meetings may be substantiated pursuant to general or special powers of attorney or by a proxy executed before two witnesses.

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

     Notwithstanding the foregoing, resolutions at extraordinary meetings of stockholders called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75% of our capital:

     - any amendment to our bylaws which: (i) changes or deletes the authorities of our committees; or (ii) changes or deletes the rights of minority stockholders,

     - any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom,

     - termination of the participation agreement that was entered into by ITA and the Mexican government in connection with the Mexican government's sale of the Series BB shares to ITA,

     - the cancellation of our registration in the Mexican Securities Registry or in any stock market,

     - a merger by us with an entity the business of which is not related to the business of us or our subsidiaries, and

     -    a spin-off, dissolution or liquidation of ASUR.

     Our bylaws also establish the following voting requirements:

     - the amendment of the restrictions on ownership of shares of our capital stock requires the vote of holders of 85% of our capital stock;

     - a delisting of our shares requires the vote of holders of 95% of our capital stock; and

     - the amendment of the provisions in our bylaws requiring that a stockholder seeking to obtain control carry out a tender offer requires the vote of holders of 85% of our capital stock.

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

Veto Rights of Holders of Series BB Shares

     So long as the Series BB shares represent at least 7.65% of our capital stock, resolutions adopted at stockholders' meetings with respect to any of the issues listed below will only be valid if approved by a vote of a majority of the Series BB shares:

     -    approval of our financial statements,

     -    liquidation or dissolution,

     -    capital increases or decreases,

     -    declaration and payment of dividends,

     -    amendment to our bylaws,

     -    mergers, spin-offs or share-splits,

     -    grant or amendment of special rights to series of shares, and

     - any decision amending or nullifying a resolution validly taken by the board of directors with respect to (i) appointment or removal of our chief executive officer or the other members of management to be designated by the holders of our Series BB shares, (ii) appointment of the two members of our Operating Committee and their substitutes and at least one member of the Acquisitions and Contracts Committee and his or her substitute to be designated by the holders of the Series BB shares and (iii) appointment of the members of the Operating Committee whose appointment requires the consent of the holders of the Series BB shares.

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

REGISTRATION AND TRANSFER

     Our shares are registered with the Mexican Securities Registry, as required under the Securities Market Law and regulations issued by the Mexican Banking and Securities Commission. If we wish to cancel our registration, or if it is cancelled by the Mexican Banking and Securities Commission, the stockholders holding a majority of the ordinary shares or that have the ability, under any title, to impose any decisions in the ordinary shareholders' meeting or to appoint a majority of members to our board of directors will be required to make a public offer to purchase all outstanding shares, prior to such cancellation. Unless the Mexican Banking and Securities Commission authorizes otherwise, the public offer price shall be the higher of the weighted average trade price (based on volume) for our shares during the thirty prior days on which shares may have been quoted prior to the date of the public offer during a period not longer than six months or if no shares traded during such period, the book value of the shares as calculated in accordance with the most recent quarterly report submitted to the Mexican Banking and Securities Commission and to the Mexican Stock Exchange. Any amendments to the foregoing provisions included in our bylaws require the prior approval of the Mexican Banking and Securities Commission and the resolution of the extraordinary stockholders' meeting adopted by a minimum voting quorum of 95% of our outstanding capital stock.

     Series BB shares may only be transferred after conversion into Series B shares, and are subject to the following rules:

     - Currently, ITA is permitted to sell up to 49% of its Series BB shares. ITA is required to retain its remaining 51% interest through December 18, 2008.

     - After December 18, 2008, ITA continues to be free to sell 49% of its initial ownership interest without restriction. In addition, ITA may sell in any year up to 20% of its other 51% interest in Series BB shares.

     - If ITA owns Series BB shares that represent less than 7.65% of our capital stock after December 18, 2013, those remaining Series BB shares will be automatically converted into freely transferable Series B shares.

     - If ITA owns Series BB shares representing at least 7.65% of our capital stock after December 18, 2013, those Series BB shares may be converted into Series B shares, provided the holders of at least 51% of Series B shares (other than shares held by ITA and any of its "related persons") approve such conversion and vote against renewal of the technical assistance agreement.

     For purposes of our bylaws, a "related person" means any of the following:

     - persons that have control or significant influence in an entity that forms part of the corporate group or consortium to which the company belongs, as well as the directors, managers or relevant officers of the entities that form part of such group or consortium,

     - persons that have executive authority in an entity that forms part of a corporate group or consortium to which the company belongs,

     - the spouse, common-law spouse, blood or civil-law relatives up to the fourth degree or in-laws up to the third degree, of any individuals that fall into any of the categories described above, as well as the partners, owners and co-owners of the entities mentioned above with whom they have a business relationship,

     - entities that are part of the corporate group or consortium to which the company belongs,

     - entities over which any of the persons referred to in the first three bullets above exercise control or significant influence,

     -    in the case of ASUR, ITA, and

     -    in the case of ITA, its stockholders and their related persons.

     For purposes of our bylaws, "control" of a person means the ability of a person or group of persons to do any of the following:

     - directly or indirectly impose decisions in general shareholders' or owners' meetings or any equivalent body or appoint or remove the majority of board members or managers of an entity,

     - hold the rights that directly or indirectly allow the voting of over 50% (fifty percent) of the capital of an entity, or

     - directly or indirectly direct the management, strategy or principal policies of an entity, whether through the ownership of securities, under contract or otherwise.

STOCKHOLDER OWNERSHIP RESTRICTIONS AND ANTITAKEOVER PROTECTION

Ownership Restrictions

     Holders of our shares are subject to the following restrictions:

     - subject to the tender offer procedures described below, holders of Series B shares, either individually or together with their related persons, will have no ownership limitation whatsoever with regard to the shares representing such series;

     - Series BB shares may represent no more than 15% of our outstanding capital stock;

     - subject to the tender offer procedures described below, holders of Series BB shares, either individually or together with their related persons, may also own Series B shares without limitation,

     - no more than 5% of our outstanding capital stock may be owned by air carriers; and

     - foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock.

     Any amendment to the above provisions requires the vote of shares representing 85% of our capital stock.

     Air carriers and their subsidiaries and affiliates are not permitted, directly or indirectly, to "control" ASUR or any of our subsidiary concession holders.

Change of Control and Tender Offer Procedures

     Under our bylaws and applicable Mexican law, any person or group that intends to acquire, directly or indirectly, ownership of 30% or more of our ordinary shares through one or more transactions must make the acquisition through a public offer in accordance with applicable law and the following provisions of our bylaws:

     - The offer must include both of our series of shares, and the consideration offered per share must be the same, regardless of the class or type of share.

     - If the offeror intends to obtain control of the company, the offer must be for 100% of our capital stock, and if the offer does not imply obtaining control, then the offer must be for at least 10% of our capital stock.

     - The offer must indicate the maximum number of shares it covers and, if applicable, the minimum number of shares on which the offer is conditioned.

     - The offer may not provide any consideration that implies a bonus or higher price to the amount of the offer in favor of any person or group of persons related to the offeree (not including agreements that have been approved by our board of directors of the company, taking into account the opinion of our Auditing Committee and have been disclosed to the investing public).

     Such public offers will require prior approval from the majority of the members of our board of directors appointed for each one of the series of shares of our capital stock. In case the offeror intends to acquire control of the company, the provisions of the Securities Market Law relative to shareholders' meetings and shareholders' rights, insofar as they do not conflict with the provisions of this section, will apply.

     For the purposes of the above, the following rules and procedures will apply under Mexican law and our bylaws:

     - The offeror must inform us, through the board of directors, of the terms and conditions of the offer it intends to make by sending a notice to our board of directors.

     - Immediately after it receives the notice, our board of directors must provide to the Mexican Stock Exchange a notice of applicable legal provisions, and make it available to all our shareholders.

     - Our board of directors must prepare, considering the opinion of the Auditing Committee, its opinion with regard to the price or consideration offered, any other terms and conditions of the offer and conflicts of interest, if any, that each member of the board of directors may have with respect to the offer. This opinion may include the opinion of an independent expert retained by our board.

     - Our board of directors will provide this opinion to the investing public through the Mexican Stock Exchange within three months after receipt of the offer notice, at the latest.

     - The members of our board of directors and our chief executive officer of the company must disclose to the investing public, along with the opinions mentioned above, as applicable, the decision they will take in connection with their own shares.

     - If our board approves the terms and conditions of any offer, the offeror must obtain prior authorization from the Ministry of Communications and Transportation for the "change of control" prior to the commencing the public offer. See "Item 4. Information on the Company--Regulatory Framework--Reporting, Information and Consent Requirements."

          - For purposes of the preceding item exclusively, and in accordance with the provisions of Article 23 of the Mexican Airports Law, a person or group of persons shall be deemed to have control when it owns 35% or more of the capital stock of the company, has control of the general shareholders' meetings, or is able to appoint the majority of the members in charge of management or otherwise control the company.

     - If the holders of the Series BB shares express their interest in accepting an offer (which does not imply any obligation on their part to participate in such offer), the launching of the offer shall be conditioned upon obtaining prior authorizations from the Ministry of Communications and Transportation, including those relating to the transfer of the Series BB shares and the replacement of ITA in its capacity as strategic partner under the technical assistance and participation agreements.

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

     We may issue unsubscribed shares that will be kept in the treasury, to be subsequently subscribed by the investing public, provided that (i) the general extraordinary shareholders' meeting approves the maximum amount of the capital increase and the conditions on which the corresponding placement of shares shall be made, (ii) the subscription of issued shares is made through a public offer after registration in the National Securities Registry, complying, in either case, with the provisions of the Securities Market Law and other applicable law and (iii) the amount of the subscribed and paid-in capital of the company is announced when the company makes the authorized capital increase public. The preferential subscription right provided under Article 132 of the General Law of Business Entities is not applicable to capital increases through public offers.

     In the event of a capital increase not involving a public offer, the shareholders will have a preferential right to subscribe to such increase, in proportion to the number of shares held by each at the time the increase is approved pursuant to the provisions of Article 132 of the General Law of Business Entities, as established hereinafter, unless the subscription offer is made under the provisions of Article 53 of the Securities Market Law, or in the case of an issuance of shares kept in the Treasury for conversion of debentures in terms of Article 210 bis of the General Law of Negotiable Instruments and Credit Transactions.

     Our capital stock may be reduced by resolution of a stockholders' meeting taken pursuant to the rules applicable to capital increases. Our capital stock may also be reduced upon withdrawal of a stockholder (See "--Voting Rights and Stockholders' Meetings--Right of Withdrawal") or by repurchase of our own stock in accordance with the Securities Market Law (See "--Share Repurchases").

Share Repurchases

     We may acquire, with prior agreement from the Board of Directors, the shares representing its capital stock or negotiable instruments that represent such shares, subject to the following conditions:

     -    The acquisition is carried out in the Mexican Stock Exchange.

     - The acquisition and sale on the Mexican Stock Exchange is made at market price (except when dealing with public offerings or auctions authorized by the National Banking and Securities Commission).

     - If the acquisition is charged against working capital, the shares may be kept by us without need of making a reduction of capital stock. Otherwise, if the acquisition is charged against the capital stock, the shares will be converted into unsubscribed shares kept in our treasury, without need of a resolution by the shareholders' meeting.

     - The company must announce the amount of the subscribed and paid-in capital when the amount of the authorized capital represented by the issued and unsubscribed shares is publicly announced.

     - The general ordinary shareholders meeting will expressly determine for each fiscal year the maximum amount of resources that we may use to purchase our own shares or negotiable instruments that represent such shares, with the only limitation that the sum or total of the resources that may be used for such purpose may not exceed, at any time, the total balance of the net profits of the company, including retained profits.

     - We must be up to date in the payment of the obligations derived from debt instruments issued and registered in the National Securities Registry that we may have issued.

     - The shares of the company and the negotiable instruments that represent such shares that belong to us or, if any, the shares issued and not subscribed that are kept in the treasury, may be placed among the investing public without requiring a resolution from the shareholders' meeting or the board of directors. For the purposes of this paragraph, the provisions of Article 132 of the General Law of Business Entities will not apply.

     Shares of the company belonging to us may not be represented or voted in shareholders' meetings, nor may corporate or economic rights of any kind be exercised, nor will the shares be considered as outstanding for the purpose of determining the quorum and the votes in shareholders' meetings.

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

OTHER PROVISIONS

Liabilities of the members of the Board of Directors

     As with any other Mexican corporation, under the provisions of the Mexican Securities Market Law, we or any stockholder or group of stockholders holding at least 5% of our capital stock may directly file a civil liability action under Mexican law against the members of the board of directors.

     The Mexican Securities Market Law expressly sets forth the concept of "duty of care" for the members of the board of directors; that is, they must act in good faith and in the company's best interest. From a practical point of view, this means that the members of the board of directors must request and review information, require the presence of relevant managers and external advisors in board meetings, postpone board meetings as a result of incomplete information, attend board meetings regularly and disclose relevant information to the board and/or the committees.

     The Mexican Securities Market Law expressly sets forth the concept of "duty of loyalty" for the members of the board of directors, that is, that they must maintain confidentiality, avoid conflicts of interest and not favor their own interest or the interests of certain groups. From a practical point of view, the members of the board of directors must abstain from voting on issues in which they have a conflict of interest, follow guidelines for the approval of transactions with related parties, refrain from using or taking advantage of the assets of the company or its subsidiaries and refrain from using privileged information and from taking advantage of business opportunities. A lack of loyalty may result in criminal penalties of up to twelve years of imprisonment.

     In addition to the foregoing, our bylaws provide that a member of the board of directors will be liable to us and our stockholders in the following circumstances:

     - negligence resulting in the loss of more than two-thirds of our capital stock,

     -    fraud resulting in our bankruptcy,

     -    exceeding board authority or breach of duties under our bylaws,

     - participation in the resolution of issues where a conflict of interest exists that results in damages to us,

     - negligence resulting in company obligations or agreements violating legal or statutory provisions, and

     -    failure to report irregularities in actions of former board members.

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

Information to Stockholders

     The Mexican General Law on Business Corporations establishes that companies, acting through their boards of directors, must annually present a report at a stockholder's meeting that includes:

     - a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects,

     - a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information,

     - a statement of the financial condition of the company at the end of the fiscal year,

     - a statement showing the results of operations of the company during the preceding year, as well as changes in the company's financial condition and capital stock during the preceding year, and

     - the notes which are required to complete or clarify the above mentioned information.

     In addition to the foregoing, our bylaws provide that the board of directors should also prepare the information referred to above with respect to any subsidiary that represents at least 20% of our net worth (based on the financial statements most recently available).

Duration

     The duration of our corporate existence is indefinite.

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

Directors' Conflict of Interest

     Under Mexican law, any director who has a conflict of interest with ASUR in any transaction must disclose the conflict to the other directors and abstain from voting. Any director who violates such provision will be liable to us for any resulting damages or losses. Additionally, our directors may not represent stockholders in the stockholders' meetings.

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

     We have entered into a technical assistance agreement and option agreement with ITA providing for management and consulting services. See "Item 7. Major Shareholders and Related Party Transactions--Related Party
Transactions--Arrangements with ITA."

                                EXCHANGE CONTROLS

     Mexico has had free market for foreign exchange since 1991 and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See "Item 3. Key Information--Exchange Rates."

                                    TAXATION

     The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a "non-Mexican holder" (as defined below) (a "U.S. holder"), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding voting shares, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S.

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

     For purposes of Mexican taxation, the definition of residency is highly technical and residency results in several situations. Generally an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is a resident if it is incorporated under Mexican law or it has its center of interests in Mexico. An individual who has a home in Mexico and another country will be considered to be a resident of Mexico if Mexico is the individual's significant center of interest. An individual's significant center of interest will be considered Mexico in the following circumstances, among other factors: (i) when more than 50% of such person's total yearly income originates in Mexico, and (ii) when Mexico is the individual's principal place of business. Additionally, Mexican officers and employees working for the Mexican government but living outside of Mexico will be considered to be Mexican residents even if their significant center of interest is not in Mexico. However, any determination of residence should take into account the particular situation or each person or legal entity.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States, and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the years in which the dividend is paid, a passive foreign investment company (PFIC"). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.

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

FOREIGN CURRENCY EXCHANGE RATE RISK

     Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2003, 2004 and 2005, approximately 39.7%, 42.0% and 38.1%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2005, we estimate that our revenues would have decreased by Ps. 4.4 million.

     As of December 31, 2003, 2004 and 2005, 5.9%, 4.8% and 1.6%, respectively, of our cash and marketable securities were denominated in dollars. Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2005, we estimate that the value of our cash and marketable securities would have increased by Ps. 10.5 million.

     We did not have any foreign currency indebtedness at December 31, 2003, 2004 and 2005. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.

     At December 31, 2003, 2004 and 2005, we did not have any outstanding forward foreign exchange contracts.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

     There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has designated George J. Vojta, an independent director as required by the Mexican Securities Market Law and applicable NYSE listing standards, as an "audit committee financial expert" within the meaning of this Item 16A. See "Item 6. Directors, Senior Management and
Employees--Directors."

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT AND NON-AUDIT FEES

     The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2004 and 2005:

                        YEAR ENDED DECEMBER 31,
                        -----------------------
                              2004    2005
                             -----   -----
                          (THOUSANDS OF PESOS)
Audit fees ..........        4,187   4,339
Audit-related fees ..           --      --
Tax fees ............          222     170
Other fees ..........           --   1,798
                             -----   -----
   TOTAL FEES .......        4,409   6,308
                             =====   =====

     Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements and the review of our interim financial statements.

     Tax fees in the above table are fees billed by PricewaterhouseCoopers for tax compliance.

     Other fees in the above table are fees billed by PricewaterhouseCoopers in 2005 for compliance with the Sarbanes-Oxley Act of 2002.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     The table below sets forth, for the periods indicated, the total number of shares purchased by us or on our behalf, or by an affiliated purchaser or on behalf of an affiliated purchaser, the average price paid per share, the total number of shares purchased as a part of a publicly announced repurchase plan or program and the maximum number (or approximate dollar value) of shares that may yet be purchased under our plans and programs.

                 (A) TOTAL   (B) AVERAGE    (C) TOTAL NUMBER OF SHARES
                 NUMBER OF    PRICE PAID      PURCHASED AS PART OF         (D) MAXIMUM NUMBER OF SHARES
                   SHARES     PER SHARE    PUBLICLY ANNOUNCED PLANS OR   THAT MAY YET BE PURCHASED UNDER
     2004        PURCHASED     IN PESOS              PROGRAMS                 THE PLANS OR PROGRAMS
--------------   ---------   -----------   ---------------------------   -------------------------------
JANUARY 1-31         --           --                    --                              --
FEBRUARY 1-28        --           --                    --                              --
MARCH 1-31           --           --                    --                              --
APRIL 1-30           --           --                    --                              --
MAY 1-31             --           --                    --                              --
JUNE 1-30            --           --                    --                              --
JULY 1-31            --           --                    --                              --
AUGUST 1-31          --           --                    --                              --
SEPTEMBER 1-30       --           --                    --                              --
OCTOBER 1-31         --           --                    --                              --
NOVEMBER 1-30        --           --                    --                              --
DECEMBER 1-31        --           --                    --                              --
                    ---          ---                   ---                             ---
2004 TOTAL           --           --                    --                              --
                    ---          ---                   ---                             ---

     2005

JANUARY 1-31         --           --                    --                              --
FEBRUARY 1-28        --           --                    --                              --
MARCH 1-31           --           --                    --                              --
APRIL 1-30           --           --                    --                              --
MAY 1-31             --           --                    --                              --
JUNE 1-30            --           --                    --                              --
JULY 1-31            --           --                    --                              --
AUGUST 1-31          --           --                    --                              --
SEPTEMBER 1-30       --           --                    --                              --
OCTOBER 1-31         --           --                    --                              --
NOVEMBER 1-30        --           --                    --                              --
DECEMBER 1-31        --           --                    --                              --
                    ---          ---                   ---                             ---
2005 TOTAL           --           --                    --                              --
                    ---          ---                   ---                             ---

On April 27, 2006, our stockholders approved the allocation of 44%, or Ps. 247.7 million, of our net profits for the fiscal year ended December 31, 2005 to the share repurchase reserve account. The stockholders approved the allocation of Ps. 339.7 million, or 54% of net profits, to the share repurchase reserve in 2005.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 through F-42, incorporated herein by reference. The following is an index to the financial statements:

     CONSOLIDATED FINANCIAL STATEMENTS FOR GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V. AND SUBSIDIARIES

                                                                            PAGE
                                                                            ----
Report of Independent Registered Public Accounting Firm..................    F-1

Consolidated Balance Sheets as of December 31, 2004 and 2005.............    F-3

Consolidated Statements of Income for the Years Ended
   December 31, 2003, 2004 and 2005......................................    F-4

Consolidated Statements of Changes in Stockholders' Equity for the Years
   Ended December 31, 2003, 2004 and 2005................................    F-5

Consolidated Statements of Changes in Financial Position for the Years
   Ended December 31, 2003, 2004 and 2005................................    F-6

Notes to Consolidated Financial Statements...............................    F-7

ITEM 19. EXHIBITS

     Documents filed as exhibits to this annual report:

EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
    1.1       An English translation of the Amended and Restated Bylaws
              (Estatutos Sociales) of the Company.

    2.1 Deposit Agreement among the Company, The Bank of New York and all registered holders from time to time of any American Depositary
              Receipts, including the form of American Depositary Receipt
              (incorporated by reference to our registration statement on Form
              F-1 (File No. 333-12486) filed on September 7, 2000).

    3.1 Trust Agreement among the Company, ITA and Bancomext, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

    4.1 Amended and Restated Cancun Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company's other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

    4.2       Participation Agreement among the Company, the Mexican Federal
              Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C. ("NAFIN"), Servicios
              Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancun,
              S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de
              Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V.,
              Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A.
              de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de
              Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V.,
              Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen
              Airports A/S, Cintra Concesiones de Infraestructuras de
              Transporte, S.A., Groupe GTM, S.A., Inversiones y Tecnicas
              Aeroportuarias, S.A. de C.V. ("ITA"), Banco Nacional de Comercio
              Exterior, S.N.C. ("Bancomext") and Aeropuertos y Servicios
              Auxiliares ("ASA"), together with an English translation
              (incorporated by reference to our registration statement on Form
              F-1 (File No. 333-12486) filed on September 7, 2000).

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

                                        Grupo Aeroportuario del Sureste,
                                        S.A.B. de C.V.


                                        By: /s/ ADOLFO CASTRO RIVAS
                                            ------------------------------------
                                        Name:  Adolfo Castro Rivas
                                        Title: Chief Financial Officer

Dated: June 29, 2006

                        GRUPO AEROPORTUARIO DEL SURESTE,
                         S. A. DE C. V. AND SUBSIDIARIES

                    CONSOLIDATED AUDITED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2004 AND 2005

                        GRUPO AEROPORTUARIO DEL SURESTE,
                         S. A. DE C. V. AND SUBSIDIARIES

                    CONSOLIDATED AUDITED FINANCIAL STATEMENTS

                        DECEMBER 31, 2003, 2004 AND 2005

                                      INDEX

Contents                                                                 Page
--------                                                             -----------
Report of Independent Registered Public Accounting Firm              F - 1 and 2

Consolidated financial statements:

Consolidated balance sheets                                             F - 3

Consolidated statements of income                                       F - 4

Consolidated statements of changes in stockholders' equity              F - 5

Consolidated statements of changes in financial position                F - 6

Notes to the consolidated financial statements                       F - 7 - 40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Grupo Aeroportuario del Sureste, S. A. de C.V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Sureste, S. A. de C.V. and Subsidiaries (Southeast Airport Group) as of December 31, 2004 and 2005, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste, S. A. de C.V. and Subsidiaries as of December 31, 2004 and 2005, and the results of operations, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

PricewaterhouseCoopers S.C.


/s/ ALFONSO INFANTE LOZOYA
----------------------------------------
Alfonso Infante Lozoya

Mexico City
April 11, 2006

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES
                            (SOUTHEAST AIRPORT GROUP)

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2004 AND 2005

        (Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2005)

                                                                            2004            2005
                                                                       -------------   -------------
ASSETS
Current assets:
Cash and marketable securities                                         Ps. 1,202,087   Ps. 1,533,583
Trade and other receivables, net (Note 3)                                    219,371         162,814
Recoverable taxes and other current assets                                    61,446         162,201
                                                                       -------------   -------------
Total current assets                                                       1,482,904       1,858,598
Improvements to concessioned assets, land, machinery, furniture and equipment, net of accumulated depreciation of Ps.269,170
   and Ps.369,873, respectively (Note 4)                                   1,603,609       2,177,648
Direct commercial operations rights, net of
   accumulated amortization of Ps, 9,989 and Ps 25,240, respectively          70,224          54,973
Airport concessions, net of accumulated amortization of
Ps.1,436,225  and Ps.1,675,317, respectively (Notes 5 and 6)               8,112,973       7,873,881
Rights to use airport facilities, net of accumulated
   amortization of Ps.538,625 and Ps.594,102,
   respectively (Notes 5 and 6)                                            2,219,893       2,098,322
                                                                       -------------   -------------
Total assets                                                           Ps.13,489,603   Ps.14,063,422
                                                                       =============   =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Trade accounts payable                                                 Ps.    11,367   Ps.    21,945
Accrued expenses and other payables (Note 7)                                 186,751         330,918
                                                                       -------------   -------------
Total current liabilities                                                    198,118         352,863
Seniority premiums                                                               505           6,293
Deferred income tax and employees' statutory profit
   sharing                                                                   553,869         678,538
                                                                       -------------   -------------
Total liabilities                                                            752,492       1,037,694
                                                                       -------------   -------------
Commitments and contingencies
Stockholders' equity (Note 8):
Capital stock                                                             11,854,992      11,854,992
Legal reserve                                                                 71,176         102,536
Reserve for repurchase of stock                                              165,249         505,011
Retained earnings                                                            645,694         563,189
                                                                       -------------   -------------
Total stockholders' equity                                                12,737,111      13,025,728
                                                                       -------------   -------------
Total liabilities and stockholders' equity                             Ps.13,489,603   Ps.14,063,422
                                                                       =============   =============

   The accompanying notes are an integral part of these consolidated financial statements.

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES
                            (SOUTHEAST AIRPORT GROUP)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

       (Expressed in thousands of Mexican Pesos in purchasing power as of
                  December 31, 2005, except per share amounts)

                                                                 For the years ended December 31,
                                                            ------------------------------------------
                                                                2003           2004           2005
                                                            ------------   ------------   ------------
REVENUES:
Aeronautical services                                       Ps.1,255,930   Ps.1,530,620   Ps.1,456,568
Non-aeronautical services                                        338,248        511,210        607,240
                                                            ------------   ------------   ------------
Total revenues                                                 1,594,178      2,041,830      2,063,808
                                                            ------------   ------------   ------------
OPERATING EXPENSES:
Cost of services, excluding depreciation and amortization        401,886        482,920        536,375
Concession fee                                                    79,680        102,053        103,190
General and administrative expenses                              131,534        109,281        124,344
Depreciation and amortization                                    385,465        412,863        434,080
Technical assistance                                              50,136         69,187         66,430
                                                            ------------   ------------   ------------
Total operating expenses                                       1,048,701      1,176,304      1,264,419
                                                            ------------   ------------   ------------
Operating income                                                 545,477        865,526        799,389
                                                            ------------   ------------   ------------
COMPREHENSIVE FINANCING RESULT:
Interest income, net                                              57,920         46,961        102,533
Exchange gains (losses), net                                       6,140         (7,186)       (16,132)
Loss from monetary position                                      (37,741)       (69,438)       (63,654)
                                                            ------------   ------------   ------------
Net comprehensive financing income (cost)                         26,319        (29,663)        22,747
                                                            ------------   ------------   ------------
Income before taxes, employees' statutory profit
   sharing and extraordinary items                               571,796        835,863        822,136
Provisions for (Note 11):
   Asset tax                                                      49,124         24,489         21,626
   Deferred income tax and employees' statutory
      profit sharing                                             202,982        165,849        228,357
                                                            ------------   ------------   ------------
Income before extraordinary items                                319,690        645,525        572,153
Restructure and contract termination fees, net of
   deferred income taxes of Ps.9,122, and Ps.4,386,
   and nil, respectively                                         (17,715)       (18,304)            --
Loss on natural disaster, net of deferred income
Taxes of Ps.826, nil and Ps.3,612, respectively                   (1,763)            --         (8,964)
                                                            ------------   ------------   ------------
Net income                                                  Ps.  300,212   Ps.  627,221   Ps.  563,189
                                                            ============   ============   ============
Earnings per share (Note 8)                                 Ps.     1.00   Ps.     2.09   Ps.     1.88
                                                            ============   ============   ============

   The accompanying notes are an integral part of these consolidated financial statements.

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES
                            (SOUTHEAST AIRPORT GROUP)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED ON DECEMBER 31, 2003 2004 AND 2005

       (Expressed in thousands of Mexican Pesos in purchasing power as of
                               December 31, 2005)

                                                                  Reserve for                     Total
                                        Capital         Legal      repurchase     Retained    stockholders'
                                         stock         reserve      of stock      earnings        equity
                                     -------------   ----------   -----------   -----------   -------------
Balance at December 31, 2002         Ps.11,854,992   Ps. 43,718    Ps.          Ps. 274,853   Ps.12,173,563
Transfer to legal reserve                                12,447                     (12,447)
Recovered income tax paid on
   dividends                                                                        117,382         117,382
Dividends paid                                                                     (169,530)       (169,530)
Income tax paid on dividends                                                        (87,337)        (87,337)
Comprehensive income                                                                300,212         300,212
                                     -------------   ----------    ----------   -----------   -------------
Balance at December 31, 2003            11,854,992       56,165                     423,133      12,334,290
Transfer to legal reserve                                15,011                     (15,011)
Transfer to reserve for repurchase
   of stock                                                           165,249      (165,249)
Recovered income tax paid on
dividends                                                                            24,929          24,929
Dividends paid                                                                     (182,611)       (182,611)
Income tax paid on dividends                                                        (66,718)        (66,718)
Comprehensive income                                                                627,221         627,221
                                     -------------   ----------    ----------   -----------   -------------
Balance at December 31, 2004            11,854,992       71,176       165,249       645,694      12,737,111
Transfer to legal reserve                                31,360                     (31,360)
Transfer to reserve for repurchase
   of stock                                                           339,762      (339,762)
Dividends paid                                                                     (192,199)       (192,199)
Income tax paid on dividends                                                        (82,373)        (82,373)
Comprehensive income                                                                563,189         563,189
                                     -------------   ----------    ----------   -----------   -------------
Balance at December 31, 2005         Ps.11,854,992   Ps.102,536    Ps.505,011   Ps. 563,189   Ps.13,025,728
                                     =============   ==========    ==========   ===========   =============

  The accompanying notes are an integral part of these consolidated financial statements.

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES
                            (SOUTHEAST AIRPORT GROUP)

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

       (Expressed in thousands of Mexican Pesos in purchasing power as of
                               December 31, 2005)

                                                                 For the years
                                                               ended December 31,
                                                   -----------------------------------------
                                                       2003          2004           2005
                                                   -----------   ------------   ------------
Operating activities:
Net income before extraordinary items              Ps. 319,690   Ps.  645,525   Ps.  572,153
Adjustments to reconcile net income to
   resources provided by (used in)
   operating activities:
Depreciation and amortization                          385,465        412,863        434,080
Deferred income tax and employees'
   statutory profit sharing                            202,982        137,054        213,710
Changes in operating assets and liabilities:
Trade receivables                                        2,538        (34,055)        56,557
Recoverable taxes and other current assets             (85,696)        91,730       (100,755)
Recoverable asset tax                                 (109,861)      (125,922)       (99,822)
Trade accounts payable, accrued expenses
   and other payables                                   18,038         51,348        171,314
                                                   -----------   ------------   ------------
Resources provided by operating activities
   before extraordinary items                          733,156      1,178,543      1,247,237
Restructure and contract termination fees              (17,715)       (18,304)            --
Loss on natural disaster                                (1,763)            --         (8,964)
                                                   -----------   ------------   ------------
Resources provided by operating activities             713,678      1,160,239      1,238,273
                                                   -----------   ------------   ------------
Financing activities:
Dividends paid                                        (169,530)      (182,611)      (192,199)
Tax on dividends paid                                  (87,337)       (66,718)       (82,373)
Recovered income tax paid on dividends                 117,382         24,929             --
                                                   -----------   ------------   ------------
Resources used in financing activities                (139,485)      (224,400)      (274,572)
                                                   -----------   ------------   ------------
Investing activities:
Direct commercial operations rights                         --        (80,213)            --
Purchase of improvements to concessioned assets,
   land, machinery, furniture and equipment           (363,556)      (425,683)      (632,205)
                                                   -----------   ------------   ------------
Resources used in investing activities                (363,556)      (505,896)      (632,205)
                                                   -----------   ------------   ------------
Increase in cash and marketable
   securities                                          210,637        429,943        331,496
Cash and marketable securities, beginning
   of period                                           561,507        772,144      1,202,087
                                                   -----------   ------------   ------------
Cash and marketable securities, end of
   period                                          Ps. 772,144   Ps.1,202,087   Ps.1,533,583
                                                   ===========   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

        GRUPO AEROPORTUARIO DEL SURESTE, S. A. DE C. V. AND SUBSIDIARIES
                            (SOUTHEAST AIRPORT GROUP)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2005, except per share and share amounts)

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

In June 1998, the Ministry of Communications and Transportation granted to Subsidiaries of ASUR the concessions to operate, maintain and develop the nine airports of the Southeast group for a period of 50 years commencing on November 1, 1998, for Ps.11,772,764 (December 31, 2005 constant pesos), excluding value added tax. The concession period may be extended by the parties under certain circumstances. The acquisition cost of the airport concessions was paid through the issuance of capital stock of ASUR (see Note 8). Beginning November 1, 1998, the Company is required to pay the Mexican government annual concession fees currently equal to 5% of each concession holder's gross annual revenues for the use of public domain assets pursuant to the terms of its concessions.

Notwithstanding the Company's rights to operate, maintain and develop the nine airports, pursuant to the Mexican General Law of National Assets, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon expiration of the Company's concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican nation.

In December 1998 and in March 1999, the Mexican government sold an aggregate 15% equity interest in ASUR to Inversiones y Tecnicas Aeroportuarias, S. A. de C. V.
(ITA), pursuant to a public bidding process. ITA paid the Mexican government an aggregate of Ps.1,165,076 (nominal), excluding interest, in exchange for: (i) 45,000,000 Class I Series BB shares representing 15% of ASUR's capital stock;
(ii) options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding at the time of exercise, each determined on a fully diluted basis, from the Company; and (iii) the right and obligation to enter into several agreements, including a technical assistance agreement, under terms established during the bidding process. At December 31, 2003, ITA was a consortium comprised of Copenhagen Airports A/S (25.5%), Grupo Vinci, S. A. (24.5%), Ferrovial Aeropuertos, S. A. (24.5%), and Nacional Financiera, S. N. C. (25.5%). In April 2004, Copenhagen Airports A/S increased its equity by 11% upon acquiring the percentage of stock ownership of Ferrovial Aeropuertos, S. A. Moreover, Mr. Fernando Chico Pardo became a stockholder of ITA, upon acquiring 24.5% previously held by Grupo Vinci, S. A., and 13.5% of the 24.5% that was previously held by Ferrovial Aeropuertos, S. A. After these transactions, as of December 31, 2004 ITA shareholders consisted of Copenhagen Airports A/S (36.5%), Fernando Chico Pardo (38%), and Nacional Financiera, S. N. C. (25.5%).

During 2004, the shares of ITA held by Nacional Financiera, S. N. C., were put on sale through a bidding process. Mr. Fernando Pardo Chico exercised the preemptive right that he had over these shares by paying 2% above the highest price received during the bidding process. At the February 7, 2005, general stockholders' meeting, the Shareholders approved the share sale.

With respect to the ASUR shares not held by ITA, on September 28, 2000, the Mexican government held a public offer for 221,739,130 Series "B" shares representing 73.9% ASUR's shares. On March 8, 2005, the Mexican government held a public offer for 33,260,870 Series "B" shares represented 11.1% ASUR's remaining shares it owned, As of December 31, 2005 ASUR's Shareholders are represented by public investors (85%) and ITA (15%).

Series BB shares held by ITA grant ITA certain rights including the right to name two members of the Boards of Directors of the Company, and veto rights with respect to certain corporate shares. The technical assistance contract grants ITA certain rights including the right to name and remove the chief executive officer, and half the members of the Company's Executive Management.

In October 2005, Hurricane Wilma caused severe damage to large portions of Cancun, Mexico. The storm resulted in extensive flooding in Cancun and Cozumel airports, permanent damage in Terminal 1 building and temporary damage (electrical installations, other equipment, etc.) in Terminal 2 building and corporate offices building in Cancun airport.

As a result the Company wrote off Terminal 1 building, provided for the estimated restoration costs for Terminal 2 building and corporate offices building in Cancun airport, and incurred other non-impairment losses, all classified as loss on natural disasters in the results of operations of the year as indicated in the table below.

In addition, the Company recorded an asset related to the insurance recovery for the loss recognized in the financial statements related to the effects of Hurricane Wilma as follows.

The components of the loss on natural disaster for the year ended December 31, 2005 are as follows:

Terminal 1 building write-off                                        Ps.  54,967
Restoration costs incurred during 2005                                    36,292
Provision for restoration costs at December 31, 2005                      64,242
Insurance deductible                                                       3,600
Other expenses                                                             7,041
Other losses for natural disaster in Veracruz Airport                      1,203
Insurance recovery                                                      (155,501)
Deferred taxes                                                            (2,880)
                                                                     -----------
Net loss on natural disasters for the year ended December 31, 2005   Ps.   8,964
                                                                     ===========

From October to December 2005, passenger traffic at the Cancun and Cozumel airports declined significantly comparing with the same period for 2004 (approximately 57.1% and 82.5%, respectively).

During December 2005, the insurance company gave advances to cover the losses caused by Hurricane Wilma to the Cancun and Cozumel Airports totaling Ps103,000 and Ps8,000, respectively. The balance of the account receivable from the insurance company as of December 31, 2005, is included in the caption recoverable taxes and other current assets in the Balance Sheet, is Ps 44 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA").

The principal accounting policies followed by the Company are as follows:

a) Basis of presentation

All significant intercompany balances and transactions have been eliminated. The consolidated Subsidiaries of the Company are:

                     Subsidiary                        Ownership interest (direct and indirect)
                     ----------                        ----------------------------------------
                                                                     2004    2005
                                                                    -----   -----
Aeropuerto de Cancun, S. A. de C. V.                                99.99%  99.99%
Aeropuerto de Cozumel, S. A. de C. V.                               99.99%  99.99%
Aeropuerto de Merida, S. A. de C. V.                                99.99%  99.99%
Aeropuerto de Huatulco, S. A. de C. V.                              99.99%  99.99%
Aeropuerto de Oaxaca, S. A. de C. V.                                99.99%  99.99%
Aeropuerto de Veracruz, S. A. de C. V.                              99.99%  99.99%
Aeropuerto de Villahermosa, S. A. de C. V.                          99.99%  99.99%
Aeropuerto de Tapachula, S. A. de C. V.                             99.99%  99.99%
Aeropuerto de Minatitlan, S. A. de C. V.                            99.99%  99.99%
Servicios Aeroportuarios del Sureste, S. A. de C. V.                99.99%  99.99%
                                                                    =====   =====

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

b) Recognition of the effects of inflation

The consolidated financial statements have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information" ("Bulletin B-10") issued by the MIPA, and determined as follows:

- The consolidated statements of income and changes in stockholders' equity were restated applying Mexican National Consumer Price Index ("Mexican CPI") factors from the periods in which the transactions occurred. The consolidated financial statements of the Company for the years ended December 31, 2003 and 2004, have been restated for comparability purposes to December 31, 2005 purchasing power, by applying the restatement factors of 1.087 and 1.033, respectively.

- The consolidated statements of changes in financial position present, in constant pesos, the resources provided by or used in operating, financing and investing activities.

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

c) Cash and marketable securities

Cash and marketable securities includes cash, temporary investments and marketable securities. As of December 31, 2004 and 2005, cash and marketable securities consisted primarily of money market accounts and short-term Mexican government bonds.

d) Embedded derivatives

Embedded derivatives are accounted for at fair value at the balance sheet date in accordance with Bulletin C-10 "Derivative Financial Instruments and hedge transactions".

e) Improvements to concessioned assets, land, machinery, furniture and equipment, net

Depreciation of machinery, furniture and equipment is based upon the restated carrying value of the assets and is recognized using the straight-line method over the estimated useful lives of the assets. The useful lives of the Company's machinery, furniture and equipment are as follows:

                                       Years
                                      -------
Improvements to concessioned assets    10-50
Machinery and equipment                 10
Office furniture and equipment          10
Computer equipment                       3
Automotive equipment                     4
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

The acquisition cost of the nine airport concessions and the acquisition cost of rights acquired of others entities was allocated to the rights to use the airport facilities and to certain environmental liabilities assumed with the excess acquisition cost recorded as airport concessions. The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser. The amounts allocated to the environmental liabilities assumed are based on management's best estimate of the actual costs to be incurred and reflect the terms of an agreement with the environmental authorities, (see Note 5).

The rights to use the airport facilities are being amortized on a straight-line basis over the estimated remaining useful lives of the underlying assets. The amounts allocated to the airport concessions are being amortized on a straight-line basis over the life of the concessions and the rights acquired.

g) Review of the book value of long - lived assets

The Company estimates the recoverable value of the rights to use airport facilities, airport concessions and improvements to concessioned assets to be the estimated discounted future net cash flows from the nine airport concessions in the aggregate. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized. At December 31, 2004 and 2005, the recoverable value exceeds the net book value.

The procedure and criterion used by the Company are in line with the provisions of Bulletin C-15, "Impairment in the Value of Long-lived Assets and Their Disposal", issued by the Accounting Principles Commission of the Mexican Institute of Public Accountants, which went into effect on January 1, 2004.

h) Seniority premiums and employee severance pay

Seniority premiums to which employees are entitled after 15 years of service are recorded as cost in the years in which the services are rendered, as required by Bulletin D-3, "Labor Obligations", issued by the MIPA.

As of 2005, this bulletin requires that a liability be recognized for payments made to employees at the end of their employment (severance pay), calculated on the basis of the projected unit credit method. The initial effects were recognized, as permitted by the accounting principle, over the average working life of the employees and consequently had no effects on the consolidated results of the period upon adoption. The accounting principle previously required that severance pay be recognized in the accounting results of the year in which amounts were paid.

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

Rental income is recognized on terminal space which is leased through operating leases. Such leases stipulate either (i) fixed monthly rental fees (ii) fees based on the greater of a minimum monthly rental fee, a specified percentage of the lessee's monthly revenues or the number of departing passengers. Access fees and other services revenues are recognized as services are provided. All amounts are calculated and recognized on a monthly basis.

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

The following table presents the Company's revenues for the years ended December 31, 2003, 2004 and 2005, using the classifications established under the Airport Law and its regulations (see below for discussion of revenue regulation):

                                                                 Year ended
                                                                December 31,
                                                 ------------------------------------------
                                                     2003           2004           2005
                                                 ------------   ------------   ------------
Regulated services:
   Airport services                              Ps.1,339,714   Ps.1,608,462   Ps.1,539,361
                                                 ------------   ------------   ------------
Non-regulated services:
   Airport services:
      Access fees from non-permanent
      ground transportation                             5,582          8,107          7,446
      Car parking lots and related access fees         22,150         26,592         32,714
      Other access fees                                 1,915          3,244          3,055
   Commercial services                                218,150        381,714        460,096
   Other services                                       6,667         13,711         21,136
                                                 ------------   ------------   ------------
Total non-regulated services                          254,464        433,368        524,447
                                                 ------------   ------------   ------------
                                                 Ps.1,594,178   Ps.2,041,830   Ps.2,063,808
                                                 ============   ============   ============

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

k) Deferred income tax, employees' statutory profit sharing and tax on dividends

Deferred income tax is recorded using the full-liability method of assets and liabilities, which consists of determining deferred income tax by applying the corresponding tax rate to the differences between the book and tax values of assets and liabilities at the date of the financial statements.

Deferred employees' statutory profit sharing is calculated based on nonrecurring temporary differences between the book profit and the profit subject to employees' statutory profit sharing.

Deferred income tax and employees' statutory profit sharing assets are reduced, if necessary, by the amount of any tax benefits for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

Tax on dividends is recorded against retained earnings pursuant to Circular No. 35 issued by the MIPA. Any recovered tax on dividends previously paid is also recorded in retained earnings.

l) Comprehensive income

Comprehensive income is represented by the net income plus items required by specific accounting standards to be reflected in stockholders' equity but which do not constitute capital contributions, reductions or distributions. It is restated on the basis of Mexican CPI factors.

m) Earnings per share

Basic earnings per share were computed by dividing income available to stockholders by the weighted-average number of shares outstanding (see Note 8). Weighted-average shares outstanding for calculating diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into shares, using the treasury stock method. Under the treasury stock method, proceeds received from the assumed exercise of the stock options would be used to repurchase the Company's shares at the average market price during the period.

The weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the years ended December 31, 2003, 2004 and 2005. Options to purchase newly issued shares representing 5%, 3% and 3% of total shares outstanding, at the time of exercise, each determined on a fully diluted basis, were outstanding during the years ended December 31, 2003, 2004 and 2005 but were not included in the computation of diluted earnings per share because the assumed exercise would be antidilutive.

n) Concentrations

On March 8, 2005, the Mexican government sold their remaining 11.1% equity interest in ASUR pursuant to a public offering, and therefore ceased to be related party.

Trade receivables consist primarily of receivables from major domestic and international airlines. Approximately 24% and 62% of trade receivables as of December 31, 2005 and 2004, respectively were receivable from air carriers and other entities controlled by Cintra S. A. de C. V. ("Cintra") including Mexicana, Aeromexico, Aerocaribe, Aerocozumel and Aerolitoral. A majority of Cintra's capital stock is owned by the Institute for the Protection of Bank Savings, a decentralized entity within the Mexican federal public administration, and by the Mexican government. Effectively on December 20, 2005, Cintra completed the sale of Mexicana to Grupo Posadas, a Mexican large hotel operator. Mexicana represented 32% of the 62% of December 31, 2004 receivables and 7% and 10% of 2003 and 2004 revenue.

Approximately 23%, 19% and 19% of total revenues for the years ended December 31, 2003, 2004 and 2005, respectively, were generated from services provided to the air carriers and other entities controlled by Cintra. In addition, a significant portion of revenues is generated from services provided to a small number of customers.

Further, approximately 74%, 77% and 75% of revenues during the years ended December 31, 2003, 2004 and 2005, respectively, were generated from operations at the Cancun International Airport.

As of December 31, 2004 and 2005, the Company maintained its cash and marketable securities with a major Mexican brokerage firm and other Mexican financial institutions. The Company would be adversely affected in the event of non-performance by any of these institutions. Management does not anticipate non-performance.

o) Recently issued accounting standards

Certain accounting standards, which were issued by the Mexican Institute of Public Accountants (IMCP), went into effect on January 1, 2006. Management considers that the adoption of these standards will not have a significant effect on its financial position or results of operations.

As of June 1st, 2004, the Mexican Council for the Investigation and Development of Financial Reporting Standards (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera or CINIF) assumed responsibility for accounting policy in Mexico. As part of this responsibility, and following a process of analysis during the years 2004 and 2005, the CINIF issued a series of Financial Reporting Regulations (Normas de Informacion Financiera or NIFs), which became effective as of January 1st, 2006.

The NIFs aim to standardize the local regulations used by the various sectors of the Mexican economy and to bring convergence, to the extent is possible with International Financial Reporting Standards (IFRS).

The elements of the NIF structure that are compulsory as of January 1st, 2006 are as follows:

     -    NIFs and NIF Interpretations issued by the CINIF.

     - Bulletins issued by the Accounting Principles Commission (Comision de Principios de Contabilidad or CPC) of the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Publicos or IMPC) that have not been modified, superseded or eliminated by new NIFs.

     -    The supplementary IFRS that are applicable.

CPC circulars will continue to be recommendations and will continue to form part of NIFs until they are rendered obsolete, that is, until they are eliminated or are no longer applicable as they are covered by an NIF.

It is considered that the following NIFs will not have any wide-reaching implications for financial reporting:

NIF A-1 "Structure of Financial Reporting Regulations"
NIF A-2 "Basic Precepts"
NIF A-3 "User Needs and Objectives of Financial Statements"
NIF A-4 "Qualitative Characteristics of Financial Statements"
NIF A-5 "Basic Elements of Financial Statements"
NIF A-6 "Recognition and Assessment"
NIF A-7 "Presentation and Disclosure"
NIF A-8 "Supplementary Nature"
NIF B-1 "Accounting Changes and Correction of Errors"

3. TRADE RECEIVABLES, NET

As of December 31, 2004 and 2005, trade receivables, net consist of the following:

                                              December 31,
                                        -----------------------
                                           2004         2005
                                        ----------   ----------
Trade receivables                       Ps.225,299   Ps.172,560
Less: allowance for doubtful accounts       (5,928)      (9,746)
                                        ----------   ----------
Net                                     Ps.219,371   Ps.162,814
                                        ==========   ==========

The following table presents the roll forward of the allowance for doubtful accounts for the years ended December 31, 2003, 2004 and 2005:

                                                    December 31,
                                         ---------------------------------
                                            2003        2004        2005
                                         ---------   ---------   ---------
Balance at the beginning of the period   (Ps.6,685)  (Ps.6,237)  (Ps.5,928)

Increases, applications and
   cancellations, net.                         193          --      (4,009)
Effects of inflation                           255         309         191
                                         ---------   ---------   ---------
Balance at the end of the period         (Ps.6,237)  (Ps.5,928)  (Ps.9,746)
                                         =========   =========   =========

4. IMPROVEMENTS TO CONCESSIONED ASSETS, LAND, MACHINERY, FURNITURE AND EQUIPMENT

As of December 31, 2004 and 2005, improvements to concessioned assets, land, machinery, furniture and equipment, net consists of the following:

                                                  December 31,
                                          ---------------------------
                                              2004           2005
                                          ------------   ------------
Machinery and equipment                   Ps.   67,125   Ps.   69,067
Office furniture and equipment                  60,480         73,499
Automotive equipment                            97,595        133,127
Improvements to concessioned assets (a)      1,354,153      1,730,520
Others                                           4,284          9,079
                                          ------------   ------------
Total                                        1,583,637      2,015,292
Less: accumulated depreciation                (269,170)      (369,873)
                                          ------------   ------------
                                             1,314,467      1,645,419

Land                                                --        109,109
Construction in progress                       267,303        218,226
Advances to contractors                         21,839        204,894
                                          ------------   ------------
Net                                       Ps.1,603,609   Ps.2,177,648
                                          ============   ============

Depreciation expense for the years ended December 31, 2003, 2004 and 2005 was Ps. 65,858, Ps. 89,702 and Ps. 123,222, respectively.

(a) Improvements to concessioned assets as of December 31, 2004 and 2005, were comprised of the following:

                                  December 31,
                          ---------------------------
                              2004           2005
                          ------------   ------------
Buildings                 Ps.  568,751   Ps.  672,398
Air side                       415,002        541,917
IT equipment                    94,049        173,449
Land side                       95,506        118,618
Technical installations         18,367         40,529
Machinery and equipment         26,304         39,190
Security equipment             121,820        127,742
Others                          14,354         16,677
                          ------------   ------------
Total                     Ps.1,354,153   Ps.1,730,520
                          ============   ============

5. AIRPORT CONCESSIONS

As stated in Note 1, in June 1998, the Ministry of Communications and Transportation granted to the Company the concessions to operate, maintain and develop nine airports in the Southeast region of Mexico for Ps. 11,772,764 (December 31, 2005 constant pesos). The total cost of the airport concessions, at the acquisition date, were allocated to the rights to use the airport facilities based on the assets' depreciated replacement cost, as determined by an independent appraiser, and to certain environmental liabilities assumed based on management's best estimate of the actual costs to be incurred, with the excess acquisition cost allocated to the airport concessions as follows:

                                                     Remaining
                                                     estimated
                                                    useful life
                                                    -----------
                                                      (years)
Acquisition cost                    Ps.11,772,764
                                    =============
allocated to:
Rights to use airport facilities:
   Runways, taxiways, aprons        Ps. 1,465,749      40-42
   Buildings                              474,098      17-43
   Other infrastructure                   122,324         24
   Land                                   634,212         43
                                    -------------
                                        2,696,383
Environmental liabilities                 (14,383)
Airport concessions                     9,090,764         43
                                    -------------      =====
Total                               Ps.11,772,764
                                    =============

Total amortization expense for the years ended December 31, 2003, 2004 and 2005, was Ps. 260,765, Ps. 254,330, and Ps. 254,330, respectively.

Each of the Company's airport concessions contain the following basic terms and conditions:

- The concession holder should undertake the construction, improvement or maintenance of the facilities in accordance with its Master Development Plan and is required to update the plan every five years. (see Note 14).

- The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable law and regulations and is subject to statutory oversight by the Ministry of Communications and Transportation.

- The concession holder must pay a concession fee (currently 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concessions) as required by applicable law.

- Fuel services and supply are to be provided by the Mexican Airport and Auxiliary Services Agency.

- The concession holder must grant access to and the use of specific areas of the airport to government agencies to perform their activities inside the airports.

- The concession may be terminated for non-performance if the concession holder fails to comply with certain of the obligations imposed by the concession as established in Article 27 or for the reasons specified in
     Article 26 of the Airport Law.

- The terms and conditions of the regulations governing the operations of the Company may be modified by the Ministry of Communications and Transportation.

6. OTHER RIGHTS ACQUIRED

Effective June 30, 1999, the Company acquired the rights of Cancun Air and Dicas to provide certain services at Cancun International Airport, the rights of Aeropremier to provide certain services at Merida International Airport and certain related machinery, furniture and equipment for cash and promissory notes of approximately US$39.6 million.

Previously, the Mexican Airport and Auxiliary Services Agency granted Cancun Air the right to construct, operate, maintain and develop the charter air terminal and certain auxiliary facilities at Cancun International Airport through December 19, 2006.

The Mexican Airport and Auxiliary Services Agency also granted Dicas the right to construct, maintain and collect the revenues from the commercial activities and passenger walkway charges generated by the satellite wing of the main terminal building at the Cancun International Airport through 2010.

In December 1991, the Mexican Airport and Auxiliary Services Agency granted Aeropremier the right to construct and operate a general aviation terminal, a first class lounge, a tourism office and other commercial areas at Merida International Airport through 2010.

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

The acquisition cost of the rights has been allocated to the rights to use the underlying facilities based on the assets' depreciated replacement cost, as determined by an independent appraiser, with the excess allocated to airport concessions as follows:

                                    Remaining estimated
                                        useful lives
                          2005            (years)
                       ----------   -------------------
Acquisition cost       Ps.468,858
                       ==========
allocated to:
Rights to use:
Buildings (a)          Ps.  3,065          20-43
Other infrastructure        7,358           5-10
                       ----------
                           10,423
Airport concessions       458,435          0.5-4
                       ----------          =====
Total                  Ps.468,858
                       ==========

a. As a result of the effects of Hurricane Wilma, the Company wrote off Terminal 1 building (see Note 1).

Amortization of the rights to use the underlying facilities is recorded on a straight-line basis over the estimated remaining useful lives of the assets. Amortization of amounts allocated to airport concessions is recorded over the term of the rights acquired. Amortization expense for the years ended December 31, 2003, 2004 and 2005 was Ps.58,842, Ps. 58,842 and Ps. 41,277, respectively.

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

7. ACCRUED EXPENSES AND OTHER PAYABLES

As of December 31, 2004 and 2005, this account consists of the following:

                                             December 31,
                                       -----------------------
                                          2004         2005
                                       ----------   ----------
Taxes payable                          Ps. 36,392   Ps. 37,327
Concession fees                            39,894       25,078
ITA                                        49,312       48,837
Provetecnia, S.A. de C.V.                      --       42,011
Provision for restoration costs, net           --       46,304
Other accruals                             61,153      131,361
                                       ----------   ----------
Total                                  Ps.186,751   Ps.330,918
                                       ==========   ==========

8. STOCKHOLDERS' EQUITY

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

As of December 31, 2004 and 2005, capital stock was restated as follows:

                    Nominal                       Restated
                     value       Restatement       value
                 ------------   ------------   -------------
Capital stock:
Fixed            Ps.7,767,276   Ps.4,087,716   Ps.11,854,992
                 ============   ============   =============

ASUR and each of its Subsidiaries are legally required to allocate at least 5% of their unconsolidated annual net income to a legal equity reserve fund. This allocation must be continued until the equity reserve is equal to 20% of the issued and outstanding capital stock of the relevant Company. Mexican corporations may pay dividends only out of earnings after such allocation to the reserve fund. As of December 31, 2004 and 2005, the consolidated reserve fund balance was Ps. 15,011 and Ps. 31,360, respectively.

At the April 29, 2004 and April 28, 2005 general stockholders' meetings, the shareholders agreed to establish a reserve for the repurchase of shares amounting to Ps 165,249 (Ps. 152,028 nominal) and Ps 339,762 (Ps. 328,804 nominal), respectively, against retained earnings.

Stock Options

Inversiones y Tecnicas Aeroportuarias, S. A. de C. V. did not exercise the options, nor did they transfer or assign its options to any of its stockholders during the periods ended on December 18, 2003, 2004 and 2005, respectively (see
Note 1).

Dividends

At the April 28, 2003 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps.169,530 (Ps.150,000 nominal), or Ps.0.50 (nominal) per share, thus giving rise to an income tax on dividends of Ps.87,337 (Ps.77,275 nominal), since they were not from the After-tax Earnings Account (see note 11).

At the April 29, 2004 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps. 182,611 (Ps. 168,000 nominal), or Ps.0.56 (nominal) per share, thus giving rise to an income tax on dividends of Ps. 66,718 (Ps. 61,380 nominal), since they were not from the After-tax Earnings Account (see note 11).

At the April 28, 2005 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps. 192,199 (Ps.186,000 nominal), or Ps. 0.62 (nominal) per share), thus giving rise to an income tax on dividends of Ps. 82,373 (Ps. 79,714 nominal), since they were not from the After-tax Earnings Account (see note 11).

During 2002, the Company requested an injunction against Article 11 of the Income Tax Law, which requires that dividends be grossed up in the event the dividends are not paid from the After-tax Earnings Account. During 2003 and 2004, the Company recovered Ps. 117,382 and Ps. 24,929 of such gross up. Those amounts were credited against retained earnings. During 2004, the Company utilized Ps. 79,481 (nominal) against its other tax obligations.

During 2005, the Company requested an injunction against Article 11 of the Income Tax Law, which requires that dividends be grossed up in the event the dividends are not paid from the After-tax Earnings Account. As of the report date there is no resolution.

Dividend will be tax free if paid out of the CUFIN (Net Taxable Income Account). Dividends paid in excess of the CUFIN balance will be subject to a tax equivalent to 40.84% and 38.91% if paid during fiscal 2006 and 2007, respectively. Tax due will be payable by the Company. It may be credited against Income Tax of the year or the Income Tax of the two immediately following fiscal years. Dividends paid will not be subject to any withholding tax.

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

Earnings per share

Earnings per share for the years ended December 31, 2003, 2004 and 2005, are presented as follows:

                                       2003       2004       2005
                                    ---------   --------   --------
Income before extraordinary items   Ps. 1.06    Ps. 2.15   Ps. 1.91
Extraordinary items                 Ps.(0.06)   Ps.(0.06)  Ps.(0.03)
                                    --------    --------   --------
Net income                          Ps. 1.00    Ps. 2.09   Ps. 1.88
                                    ========    ========   ========

9. RENTALS UNDER OPERATING LEASES

The Company leases commercial space inside and outside the terminals to third parties under operating leases. The following is a schedule by years of minimum future rentals on noncancelable operating leases as of December 31, 2005 including minimum secured commercial lease agreements per passenger:

Period ending December 31:

2006         Ps.  330,323
2007              332,451
2008              357,574
2009              382,261
2010              345,286
Thereafter        459,746
             ------------
Total        Ps.2,207,641
             ============

10. FOREIGN CURRENCY BALANCES AND TRANSACTIONS

The foreign currency position of monetary items at December 31, 2004 and 2005, were as follows:

                                      Foreign currency    Period end       Mexican
                                           amounts       exchange rate      pesos
                                      ----------------   -------------   -----------
                                         (thousands)                     (thousands)
DECEMBER 31, 2004
Assets:
Cash and marketable securities            US$56,088        Ps.11.1495     Ps.625,388
Prepaids                                        571           11.1495          6,366
Funds placed in trust                         1,000           11.1495         11,149
                                          =========                       ==========
Liabilities:
Accrued expenses and other payables       US$ 1,892           11.1495         21,094
                                          =========        ==========     ==========

                                      Foreign currency    Period end       Mexican
                                           amounts       exchange rate      pesos
                                      ----------------   -------------   -----------
                                         (thousands)                     (thousands)
DECEMBER 31, 2005
Assets:
Cash and marketable securities           US$20,803         Ps.10.6344     Ps.221,422
Prepaids                                     1,043            10.6344         11,097
Deposits                                        36            10.6344            379
Clients:                                     2,213            10.6344         23,534
                                         =========         ==========     ==========
Liabilities:
Accrued expenses and other payables      US$ 6,636            10.6344         70,569
Deposits                                       348            10.6344          3,698
                                         =========                        ==========

The principal foreign currency transactions during the year ended December 31, 2003, 2004 and 2005, were as follows:

                                      Foreign currency      Average        Mexican
                                           amounts       exchange rate      pesos
                                      ----------------   -------------   -----------
                                         (thousands)                     (thousands)
YEAR ENDED DECEMBER 31, 2003
Income statement:
Technical assistance fees and
   related costs                          US$2.196          Ps.10.97      Ps.24,090
Professional services expenses               1,111             10.93         12,143
Other                                        1,240             10.53         13,057
                                          ========          ========      =========
YEAR ENDED DECEMBER 31, 2004
Income statement:
Technical assistance fees and
   related costs                          US$2,322          Ps.11.59      Ps.26,912
Professional services expenses                 664             11.82          7,848
Other                                        1,199             11.65         13,968
                                          ========          ========      =========

                                      Foreign currency      Average        Mexican
                                           amounts       exchange rate      pesos
                                      ----------------   -------------   -----------
                                         (thousands)                     (thousands)
YEAR ENDED DECEMBER 31, 2005
Income statement:
Technical assistance fees and
   related costs                          US$2,311          Ps.10.84      Ps.25,048
Professional services expenses               1,916             12.58         24,111
Other                                           38             11.02            419
                                          ========          ========      =========

The prevailing exchange rate between the Mexican Peso and the US dollar at December 31, 2004 and 2005 was Ps. 11.1495 and Ps. 10.6344, per US dollar, respectively. The exchange rate was Ps. 11.0956 per US dollar on April 11, 2006.

11. INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING

The Company does not currently prepare a consolidated tax return.

Under current Mexican Income Tax Law, ASUR and its Subsidiaries must pay the higher of the income tax or the asset tax. The asset tax is a minimum tax, which is calculated as 1.8% of the average tax value of virtually all of the Company's assets (including the airport concessions), less the average tax value of certain liabilities (basically liabilities with Mexican residents excluding those with financial institutions or their intermediaries). The average tax value of each asset or liability is calculated differently depending on its classification under the tax law. In 2003, 2004 and 2005, the Company incurred Ps. 158,997, Ps. 161,454 and Ps. 135,775, respectively in asset taxes of which Ps.49,128, Ps.53,284 and Ps. 36,273, respectively were directly charged to income for the year, since there was no certainty of its recoverability in the future. The asset tax balance (after adjustments for recoverability) is estimated to be recovered in the following ten years, when income tax incurred exceeds asset tax in any of those years. The asset tax is restated by applying factors derived from the NCPI.

Employees' statutory profit sharing in Mexico is determined for each Subsidiary, rather than on a consolidated basis.

The components of income tax and employees' statutory profit sharing expense for the years ended December 31, 2003, 2004 and 2005 are as follows:

                             For the years ended December 31,
                           ------------------------------------
                              2003         2004         2005
                           ----------   ----------   ----------
Income tax-deferred        Ps.202,982   Ps.165,849   Ps.228,357
                           ----------   ----------   ----------
Provision for income tax   Ps.202,982   Ps.165,849   Ps.228,357
                           ==========   ==========   ==========

The following items represent the principal differences between income tax computed at the statutory tax rate and the Company's provision for income taxes for the years ended December 31, 2003, 2004 and 2005:

                                             For the
                                           years ended
                                          December 31,
                                       ------------------
                                       2003   2004   2005
                                       ----   ----   ----
Tax at statutory rate                  (34%)  (33%)  (30%)
Non-deductible items and other
   permanent differences                 1%     6%     4%
Increase in valuation allowance, net    (3%)   (3%)   (1%)
Change in income tax rate                1%    14%     1%
                                       ---    ---    ---
Provision for income taxes             (35%)  (16%)  (26%)
                                       ===    ===    ===

As a result of the amendments enacted to the Income Tax Law enacted on November 13, 2004, the Income Tax rate will be 29% and 28% in 2006 and 2007, respectively. Accordingly, the effect of these reductions of the Income Tax rate was considered in the valuation of deferred income tax, thereby reducing the related liability at December 31, 2004 by the amount of $ 117,617, and increasing net income by the same amount.

The tax and employee's statutory profit sharing effects of temporary differences that give rise to significant deferred tax and employee's statutory profit sharing assets and liabilities at December 31, 2004 and 2005, are as follows:

                                                                      December 31,
                                                            -------------------------------
                                                                 2004             2005
                                                            --------------   --------------
DEFERRED INCOME TAX
Deferred tax assets:
   Tax loss carryforwards                                   Ps.    429,310   Ps.    574,380
   Other                                                            18,405           48,651
   Valuation allowance                                             (79,865)         (72,330)
                                                            --------------   --------------
                                                                   367,850          550,701
Deferred tax liabilities:
   Airport concessions, rights to use
      airport facilities and machinery furniture
      and equipment                                             (1,236,919)      (1,666,650)
   Other                                                           (22,404)          (1,261)
                                                            --------------   --------------
                                                                (1,259,323)      (1,667,911)
                                                            --------------   --------------
Net deferred tax liabilities before recoverable asset tax         (891,473)      (1,117,210)
Recoverable asset tax, net of valuation allowance
of Ps.137,993  and Ps.174,266, respectively                        376,346          476,168
                                                            --------------   --------------
Net deferred tax liabilities                                    (Ps515,127)      (Ps641,042)
                                                            ==============   ==============
DEFERRED EMPLOYEES' STATUTORY PROFIT SHARING:
Net deferred employees' statutory profit sharing
   liabilities recognized in respect of all the non
   recurring temporary differences generated in
   the year ended December 31, 2000, between the
   tax and the book basis                                       (Ps.38,742)      (Ps.37,496)
                                                            --------------   --------------
Net deferred income tax and employees'
   statutory profit sharing liabilities                        (Ps.553,869)     (Ps.678,538)
                                                            ==============   ==============

Based on the weight of available evidence as of December 31, 2004 and 2005, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2004 and 2005, for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

For tax purposes, the Company is currently amortizing the value of its airport concessions at rates ranging from 6% to 15%. Tax losses (including those generated from the tax amortization of the airport concessions) may be carried forward until the expiration of the initial term of the concessions. As of December 31, 2004 and 2005, the Company had tax loss carryforwards of approximately Ps. 1,533,249 and Ps. 2,051,361, respectively.

12. TECHNICAL ASSISTANCE AGREEMENT

In connection with the sale of the Series "BB" shares to Inversiones y Tecnicas Aeroportuarias, S. A. de C. V., ASUR entered into a technical assistance agreement with Inversiones y Tecnicas Aeroportuarias, S. A. de C. V. in which Inversiones y Tecnicas Aeroportuarias, S. A. de C. V. and its Stockholders agreed to provide management and consulting services and transfer industry expertise and technology to ASUR in exchange for a technical assistance fee. The agreement has an initial fifteen-year term and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The Company may only exercise its termination right pursuant to a Stockholder's resolution. Inversiones y Tecnicas Aeroportuarias, S. A. de C. V. began providing assistance under the agreement on April 19, 1999.

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

For the years ended on December 31, 2003, 2004 and 2005, technical assistance expenses were Ps. 50,136, Ps. 69,187 and Ps. 66,430, respectively.

Inversiones y Tecnicas Aeroportuarias, S. A. de C. V. is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

Inversiones y Tecnicas Aeroportuarias, S. A. de C. V.'s Series "BB" shares were placed in a trust to, among other things, ensure performance under the technical assistance agreement.

13. RELATED PARTY TRANSACTIONS

On March 8, 2005, the Mexican government sold its remaining 11.1% equity interest in ASUR pursuant to a public offering, and creased to be related party.

In addition to the revenues earned from Cintra, the Company recorded revenues from several Mexican federal and state government agencies. Revenues from related parties excluding Cintra were Ps.6,946, Ps. 12,267 and Ps. 1,005 for the years ended December 31, 2003, 2004 and the period from January to February 2005, respectively.

During the years ended December 31, 2003 and 2004, and the period from January to February 2005, the Company recorded expenses of Ps. 58,997, Ps. 63,918 and Ps. 10,028, respectively, for electricity, waste disposal, water and other services obtained from entities or agencies of the Mexican federal government, and others expenses of Ps 31,328 for other services obtained from other related parties by the year ended December 31, 2005.

Also, see notes 2(n), 8 and 12 for disclosures concerning certain other transactions with related parties.

14. COMMITMENTS AND CONTINGENCIES

Commitments:

     In 2005, the Company entered into a new 60 month operating lease for its corporate offices with monthly payments of US$ 17,832. In 2004, the Company entered into an 11 month operating lease for its corporate offices with monthly payments of US$ 26,385.

     Rental expense was approximately Ps. 4,104, Ps.3,467 and Ps. 4,325 for the years ended December 31, 2003, 2004 and 2005, respectively.

     On December 30, 2003, the Company received the Ministry of Communications and Transportation approval for its Master Development Plan ("MDP") for each of the nine airports for the period from 2004 through 2008. Based on the MDPs presented, the Company has agreed to make total improvements of $ 1,715,190 from 2004 through 2008, the commitments for the next three years as follows:

Period   Amount (1)
------   ----------
2006     Ps.173,113
2007        287,039
2008        197,108
         ----------
Total    Ps.657,260
         ==========

(1) Expressed in thousands of pesos in purchasing power as of December 31, 2005 applying Mexican National Construction Price Index factors according with the MDP's terms.

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

b) At present, there are labor-law claims against the Company. The Company is in the judicial process. Moreover, no ruling has been handed down at the date of this report.

c) Claims have been asserted against the Company by the municipality of Veracruz or the payment of property taxes in respect of the land comprising the airports in this community. Based on the opinion of outside counsel, management believes that there is no legal basis for these claims and the Company intends to take legal action to have the claims dismissed.

Management does not believe that any liabilities relating to these claims are likely to have a material adverse effect on the Company's consolidated financial condition or results of operations.

15. SEGMENT INFORMATION

The Company evaluates and assesses its performance on an airport-by-airport basis prior to the allocation of employee and other costs from Servicios Aeroportuarios del Sureste, S.A. de C.V. ("Servicios"), the Company's wholly-owned subsidiary which employs certain of the Company's employees. The performance of Servicios is evaluated and assessed separately by management. All of the airports provide substantially the same services to their customers. Summarized financial information concerning the Company's reportable segments including Cancun International Airport ("Cancun"), Merida International Airport ("Merida"), Villahermosa Airport ("Villahermosa") and Servicios is shown in the following table. The financial information of the remaining six airports and that of the parent holding company (including ASUR's investment in its subsidiaries) have been aggregated and included as "Other". The elimination of ASUR's investment in its subsidiaries is included in the consolidation adjustments column.

Year ended                                                                                                    Consolidation
DECEMBER 31, 2003            Cancun       Merida     Villahermosa    Servicios       Other       adjustments      Total
-----------------         ------------  -----------  ------------  ------------  -------------  ------------  -------------
Total revenues            Ps.1,173,516  Ps. 111,657   Ps. 71,839    Ps.172,647   Ps.   252,054   (Ps.187,535)  Ps.1,594,178
Operating
income (loss)                  546,526       11,573       17,588         1,606         (31,816)                     545,477
Total assets                 8,692,954    1,046,013      719,295        35,764      15,232,832   (12,702,556)    13,024,302
Capital expenditures           107,482       45,275       28,235         3,274         179,291                      363,557
Depreciation and
   amortization                243,180       32,295       19,979         2,025          87,986                      385,465

YEAR ENDED                                                                                                     Consolidation
DECEMBER 31, 2004            Cancun        Merida     Villahermosa    Servicios       Other       adjustments      Total
-----------------         ------------  ------------  ------------  ------------  -------------  ------------  -------------
Total revenues            Ps.1,560,732  Ps.  121,096   Ps. 79,934    Ps.183,281   Ps.   296,376   (Ps.199,589)  Ps.2,041,830
Operating income (loss)        823,009        14,811       20,493         9,828         196,974      (199,589)       865,526
Total assets                 9,213,899     1,036,628      707,105        34,060      15,623,099   (13,125,188)    13,489,603
Capital expenditures           270,741        18,537       27,272         1,137         107,996                      425,683
Depreciation and
   amortization                263,205        35,770       21,194         2,157          90,537                      412,863


Year ended                                                                                                     Consolidation
DECEMBER 31, 2005            Cancun        Merida     Villahermosa    Servicios       Other       adjustments      Total
-----------------         ------------  ------------  ------------  ------------  -------------  ------------  -------------
Total revenues            Ps.1,546,192  Ps.  132,048    Ps. 88,599   Ps.179,344   Ps.   314,915   (Ps.197,290)  Ps.2,063,808
Operating income (loss)        749,794        18,734        25,902       (2,399)        204,648      (197,290)       799,389
Total assets                 9,734,268     1,046,682       735,977       29,999      15,974,887   (13,458,391)    14,063,422
Capital expenditures           455,302        23,678        65,550        4,899          82,776                      632,205
Depreciation and
   amortization                274,303        37,753        22,254        2,194          97,576                      434,080

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

The principal differences between Mexican GAAP and US GAAP and the effect on the Company's net income and stockholders' equity are presented below with an explanation of the adjustments:

                                                           For the year ended December 31,
                                                       ---------------------------------------
                                                           2003          2004          2005
                                                       -----------   -----------   -----------
RECONCILIATION OF NET INCOME:
Net income as reported under
   Mexican GAAP                                        Ps. 300,212   Ps. 627,221   Ps. 563,189
                                                       -----------   -----------   -----------
US GAAP adjustments:
(A) Amortization of airport concessions                    181,852       181,852       181,852
(A) Amortization of rights to use airport facilities        20,187        17,287        16,251
(B) Depreciation of machinery, furniture
    and equipment                                            4,807            --            --
(C) Contract termination fee on leasehold agreement             --       (70,224)       15,251
(D) Deferred technical assistance fees                      (5,096)           --            --
(E) Tax on dividends, net                                   37,420       (40,179)      (82,373)
(F) Professional fees for recovered tax
    on dividends                                            (7,375)       (1,617)           --
(G) Deferred employees' statutory profit sharing          (102,648)     (101,350)     (241,073)
(H) Deferred income taxes, net of
    inflation effects                                     (136,500)     (356,244)       (1,154)
                                                       -----------   -----------   -----------
Total US GAAP adjustments                                   (7,353)     (370,475)     (111,246)
                                                       -----------   -----------   -----------
Net income under US GAAP                               Ps. 292,859   Ps. 256,746   Ps. 451,943
                                                       ===========   ===========   ===========
Basic and diluted earnings per share                   Ps.    0.98   Ps.    0.86   Ps.    1.51
                                                       ===========   ===========   ===========

                                                            As of December 31,
                                                      -----------------------------
                                                           2004            2005
                                                      -------------   -------------
RECONCILIATION OF STOCKHOLDERS' EQUITY:
Total stockholders' equity reported under
   Mexican GAAP                                       Ps.12,737,111   Ps.13,025,728
                                                      -------------   -------------
US GAAP adjustments:
(A) Airport concessions                                  (7,969,769)     (7,787,917)
(A) Rights to use airport facilities                       (474,800)       (458,549)
(C) Contract termination fee on leasehold agreement         (70,224)        (54,973)
(G) Deferred employees' statutory profit
    sharing                                                 512,684         271,575
(H) Deferred income taxes                                 2,224,844       2,223,690
                                                      -------------   -------------
Total US GAAP adjustments                                (5,777,265)     (5,806,138)
                                                      -------------   -------------
Total stockholders' equity under US GAAP              Ps. 6,959,846   Ps. 7,219,590
                                                      =============   =============

A summary of the Company's statement of changes in stockholders' equity with balances determined under US GAAP are as follows:

Balance at December 31, 2003   Ps.6,885,711
Net income                          256,746
Dividends declared                 (182,611)
                               ------------
Balance at December 31, 2004      6,959,846
Net income                          451,943
Dividends declared                 (192,199)
                               ------------
Balance at December 31, 2005   Ps.7,219,590
                               ============

The following tables present the condensed consolidated balance sheets and statements of income of the Company, including all US GAAP adjustments, as of December 31, 2004 and 2005, and for the years ended December 31, 2003, 2004 and 2005.

                                                   As of December 31,
                                              ---------------------------
                                                  2004           2005
                                              ------------   ------------
ASSETS
Current assets:
Cash and cash equivalents                     Ps.  983,774   Ps.1,073,715
Other current assets                               499,130        784,883
                                              ------------   ------------
Total current assets                             1,482,904      1,858,598
                                              ------------   ------------
Improvements to concessioned assets, land,
   machinery, furniture and equipment - net      1,603,610      2,177,648
Airport concessions - net                          143,205         85,964
Rights to use airport facilities - net           1,745,094      1,639,773
Deferred employees' statutory profit
   sharing                                         475,189        234,115
Deferred income taxes                            1,707,699      1,582,437
                                              ------------   ------------
Total assets                                  Ps.7,157,701   Ps.7,578,535
                                              ============   ============

                                                  As of December 31,
                                             ---------------------------
                                                 2004           2005
                                             ------------   ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Seniority premiums                           Ps.      505   Ps.    6,293
Other current liabilities                         197,350        352,652
                                             ------------   ------------
Total liabilities                                 197,855        358,945
                                             ------------   ------------
Capital                                         6,473,674      6,473,674
Legal reserve                                      71,176        102,536
Reserve for repurchase of stock                   165,249        505,011
Retained earnings                                 249,747        138,369
                                             ------------   ------------
Total stockholders' equity                      6,959,846      7,219,590
                                             ------------   ------------
Total liabilities and stockholders' equity   Ps.7,157,701   Ps.7,578,535
                                             ============   ============

                                                 For the years ended December 31,
                                            ------------------------------------------
                                                2003           2004           2005
                                            ------------   ------------   ------------
Net revenues                                Ps.1,594,178   Ps.2,041,830   Ps.2,063,808
                                            ------------   ------------   ------------
Cost of services (1)                            (524,004)      (585,824)      (777,448)
General and administrative expenses (1)         (136,629)      (210,623)      (124,344)
Depreciation and amortization                   (178,641)      (203,774)      (220,726)
Other expenses                                  (137,191)      (172,858)      (182,196)
                                            ------------   ------------   ------------
Operating expenses                              (979,465)    (1,173,079)    (1,304,714)
                                            ------------   ------------   ------------
Operating income                                 617,713        868,751        759,094
                                            ------------   ------------   ------------
Net comprehensive financing income (cost)         15,363        (33,567)        21,931
Income tax expense (2)                          (340,217)      (578,438)      (329,082)
                                            ------------   ------------   ------------
Net income                                  Ps.  292,859   Ps.  256,746   Ps.  451.943
                                            ------------   ------------   ------------

(1)  Exclusive of depreciation and amortization.

(2)  Consists of assets tax, tax on dividends and income taxes.

(A) Airport concessions, rights to use airport facilities and environmental liabilities

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

The rights to use the airport facilities, environmental liabilities and the airport concessions were transferred between entities under common control. Under US GAAP, the rights to use the airport facilities and the environmental liabilities were recorded equal to their historical book value (Ps. 1,859,926 and Ps. 24,252, respectively, at November 1, 1998) and no value was assigned to the airport concessions from the predecessor.

(B) Depreciation of, machinery, furniture and equipment

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

(C) Contract termination fee on leasehold agreements

Under Mexican GAAP, the Company capitalized a one-time termination fee on a concessionaire's leases at the Cancun airport, which is being amortized over the remaining lives of the original lease agreements (see note 6). Under US GAAP, pursuant to SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" this fee represents a contract termination cost that should be expensed when the Company terminates the leases. Therefore, a charge of Ps 70,224 has been reflected income in the US GAAP reconciliation in 2004 and the 2005 income reconciliation reflects the reversal of amortization expense recorded under Mexican GAAP.

(D) Deferred technical assistance fee

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

As disclosed in Note 1, ASUR granted ITA stock options to acquire additional shares in ASUR provided that ITA has complied with its obligations under the technical assistance agreement. Under US GAAP, the fair value of the options is recognized as deferred technical assistance fee with a corresponding increase to stockholders' equity. The deferred technical assistance fee is recognized as additional compensation expense beginning from the date of grant through the dates the options become exercisable for which the last date upon which such options were exercisable was December 18,2003. The estimated fair value of the options was Ps. 114,369 at the date of grant. The fair value was based on an independent appraisal and determined using the Black-Scholes model. The US GAAP income reconciliation for 2003 reflects the remaining stock compensation expense for such options.

As of December 31, 2005 all options have been forfeited.

(E) Tax on dividends

Under Mexican GAAP, tax on dividends is recorded as a reduction of retained earnings. For the years ended December 31, 2003, 2004 and 2005, the Company paid tax on dividends amounting to Ps. 87,337, Ps. 66,718 and Ps. 82,373, respectively. Under US GAAP, tax on dividends is recorded as a tax expense since in accordance with Mexican Tax Law it can be used to reduce future taxable income in the year incurred and the following two years. During the year ended December 31, 2003, 2004 and 2005, the Company recovered Ps. 117,382, Ps. 24,929 and Ps. 0 (net of Ps. 7,375, Ps. 1,617 and Ps. 0 of related professional fees), respectively, which under Mexican GAAP was recorded as a credit to retained earnings. Under US GAAP, the recovered tax on dividends was recorded as an income tax benefit in the income statement.

(F) Professional fees for recovered tax on dividends

Under Mexican GAAP, the Company recorded professional fees incurred in 2003 and 2004 in connection with the recovery of the tax on dividends against retained earnings. Under US GAAP, these professional fees are not payments made to the tax authorities and, accordingly, they are not classified in the income statement as income tax expenses, but rather as other expenses.

(G) Employees' Statutory Profit Sharing

As stated in Note 10, the Company became subject to the employees' statutory profit sharing beginning January 1, 2000.

Under Mexican GAAP, Bulletin D-4 requires the recognition of employees' statutory profit sharing for all nonrecurring temporary differences generated during the period.

Under US GAAP, Employees' statutory profit sharing is recognized in accordance with the requirements of SFAS 109. Under this method, employees' statutory profit sharing is recognized in respect of all temporary differences in the period in which the asset or liability arose. In addition, under US GAAP the benefit or expense recognized during the period is recorded in pretax earnings.

Through December 31, 2004, the Company calculates profit sharing liabilities as 10% of its net taxable income. In calculating the net taxable income for profit sharing purposes, the Company deducts net operating loss, or NOL, carryforwards. The application of NOL carryforwards can result in a deferred profit sharing asset for a given period instead of a profit sharing liability.

On May 3, 2005, the Mexican Supreme Court ruled in a plenary session relating to four cases that NOL carryforwards could not be deducted when calculating net taxable income for profit sharing liability purposes. In light of these decisions, the Company's management decided not to include the NOL carryforwards in the calculation of its profit sharing liability.

The components of Employees' statutory profit sharing expense, prepared after considering the impact of US GAAP adjustments, for the years ended December 31, 2003, 2004 and 2005 are as follows:

             For the years ended December 31,
           ------------------------------------
              2003         2004         2005
           ----------   ----------   ----------
Deferred   Ps.102,648   Ps.101,350   Ps.241,073
           ----------   ----------   ----------
           Ps.102,648   Ps.101,350   Ps.241,073
           ==========   ==========   ==========

The effects of temporary differences that give rise to significant deferred employees' statutory profit sharing assets, prepared after considering the impact of US GAAP adjustments, at December 31, 2004 and 2005 are as follows:

                                                               December 31,
                                                         -----------------------
                                                            2004         2005
                                                         ----------   ----------
Deferred assets:
Airport concessions, rights to use airport facilities
   and machinery, furniture and equipment                Ps.400,969   Ps.228,370
Tax loss carryforwards                                      153,325
Other                                                         6,175       22,329
Valuation allowance                                         (84,320)     (16,134)
                                                         ----------   ----------
                                                            476,149      234,565
Deferred liabilities                                           (961)        (450)
                                                         ----------   ----------
Net deferred employees' statutory profit sharing asset   Ps.475,188   Ps.234,115
                                                         ==========   ==========

(H) Deferred income taxes

Accounting for income taxes in accordance with Bulletin D-4 is similar to accounting for income taxes in accordance with US GAAP, SFAS No. 109 ("SFAS 109"), "Accounting for Income Taxes" as they relate to the Company.

Bulletin D-4 requires that the change in net deferred income taxes during the period resulting from inflation on monetary deferred tax assets and liabilities be recorded against the gain or loss on monetary position. For US GAAP purposes, the Company applied the guidance in EITF 93-9, "Application of FASB Statement No. 109 in Foreign Financial Statements Restated for General Price-

Level Changes" and consequently, the deferred tax expense is calculated comparing beginning and ending deferred tax balances on a constant currency basis (i.e. December 31, 2005 constant pesos). The monetary gain related to deferred income taxes for the years ended December 31, 2003, 2004 and 2005 amounted to Ps. 10,956, Ps. 3,904 and Ps.816, respectively which have been reflected in the deferred tax line item for USGAAP purposes.

The deferred tax adjustments required to reconcile stockholders' equity and net income under Mexican GAAP to US GAAP as of and for the years ended December 31, 2003, 2004 and 2005, result from the differences in accounting for the airport concessions, the rights to use airport facilities, the contract termination fee on leasehold agreements and the difference in presenting the effects of inflation.

For the year ended December 31, 2004 as a result of the tax rate reduction, the Company reduced its deferred tax asset by Ps. 197,388 with a corresponding charge to income.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of US GAAP adjustments, at December 31, 2004 and 2005 are as follows:

                                                 December 31,
                                         ---------------------------
                                             2004           2005
                                         ------------   ------------
Deferred tax assets:
   Airport concessions, rights to use
      airport facilities and machinery
      furniture and equipment            Ps.1,122,714   Ps.  639,437
   Tax loss carryforwards                     429,310        574,380
   Recoverable asset tax                      514,384        650,405
   Recoverable tax on dividends               129,126         83,406
   Other                                       18,406         64,024
   Valuation allowance                       (503,500)      (427,954)
                                         ------------   ------------
                                            1,710,440      1,583,698
Deferred tax liabilities                       (2,741)        (1,261)
                                         ------------   ------------
Net deferred income tax assets           Ps.1,707,699   Ps.1,582,437
                                         ============   ============

Based on cumulative tax losses in recent years, valuation allowances were recognized as of December 31, 2004 and 2005, for the amount of the net deferred tax assets (including net operating loss carryforwards) and asset tax credit carryforwards for the airports of Huatulco, Minatitlan, Cozumel and Tapachula and for Servicios Aeroportuarios del Sureste S.A. de C.V. and Grupo Aeroportuario del Sureste, S.A. de C.V.

(I) Cash and marketable securities

Under Mexican GAAP, temporary investments and marketable securities, expected to be held less than one year, are considered to be cash equivalents.

Under US GAAP, temporary investments and marketable securities with original maturities greater than 90 days are considered to be short-term investments and, accordingly, are shown separately from cash in the balance sheet and cash flow statement.

(J) Comprehensive Income

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

(K) Restructure, contract termination fees and loss on natural disaster

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

(L) Supplemental Cash Flow Information

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

Presented below are statements of cash flows of the Company for the years ended December 31, 2003, 2004 and 2005, prepared after considering the impact of US GAAP adjustments. The cash flow statements present nominal cash flows during the periods, adjusted to December 31, 2005, purchasing power.

                                                                For the years ended December 31,
                                                           -----------------------------------------
                                                               2003          2004           2005
                                                           -----------   ------------   ------------
Operating activities:
Net income under US GAAP                                   Ps. 292,859   Ps.  256,746   Ps.  451,943
Adjustments to reconcile net income to
cash flows provided by operating activities:
   Loss from monetary position                                  37,741         73,341         63,654
   Asset tax, tax on dividends and deferred income taxes       181,233        415,673        307,456
   Deferred employees' statutory profit sharing                102,640        101,343        241,073
   Depreciation and amortization                               178,641        203,774        220,726
   Other provisions                                              5,093                       188,659
   Write off of fixed assets                                                                  54,956
Changes in operating assets and liabilities:
   Trade receivables                                            (4,647)       (43,201)        66,753
   Recoverable taxes and other current assets                  (35,523)        39,779       (224,766)
   Trade accounts payable                                        8,374            835         10,945
   Accrued expenses and other payables                          24,394         39,017       (123,122)
                                                           -----------   ------------   ------------
Cash flows provided by operating activities                    790,810      1,087,306      1,258,277
                                                           -----------   ------------   ------------
Investing activities:
Short-term investments
Proceeds of short - Term investments                          (429,233)      (605,102)      (386,137)
Payments of short - Term investments                           190,369        690,703        120,270
Purchase of other rights and machinery
   furniture and equipment                                    (363,556)      (425,683)      (596,168)
                                                           -----------   ------------   ------------
Cash flows provided by (used in) investing
   activities                                                 (602,420)      (340,083)      (862,035)
                                                           -----------   ------------   ------------
Financing activities:
Payment of tax on dividends                                    (87,337)      (182,611)       (82,373)
Payment of dividends                                          (169,530)       (66,718)      (192,199)
                                                           -----------   ------------   ------------
Cash flows used in financing activities                       (256,867)      (249,328)      (274,572)
                                                           -----------   ------------   ------------
Effects of inflation on cash and cash equivalents               42,716         14,651        (31,729)
                                                           -----------   ------------   ------------
Decrease in cash and cash equivalents                          (25,761)       512,546         89,941
Cash and cash equivalents at beginning of period               496,989        471,228        983,774
                                                           -----------   ------------   ------------
Cash and cash equivalents at end of period                 Ps. 471,228   Ps.  983,774   Ps.1,073,715
                                                           ===========   ============   ============
Supplemental cash disclosures:
Asset tax and tax on dividends paid                        Ps. 246,321   Ps.  229,483   Ps.  218,148
                                                           ===========   ============   ============
Supplemental non-cash disclosures:
Recovered tax on dividends                                 Ps. 124,539   Ps.   26,546   Ps.       --
                                                           ===========   ============   ============

(M) Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29" ("SFAS 153"). APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB29"), is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The provision of this statement should be effective for monetary asset exchanges occurring in fiscal period beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material impact on the consolidated financial statements.

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

In June 2005, the FASB issued Emerging Issues Task Force (EITF) Issue No. 05-06, "Determining the Amortization Period for Leasehold Improvements." EITF Issue No. 05-06 indicates that for operating leases, leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF Issue No. 05-06 is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 28, 2005. The adoption of this EITF will not have an impact on the Company's financial statements.

In October 2005, the FASB issued FASB Staff Position ("FSP") No. FAS13-1, "Accounting for Rental Costs Incurred during a Construction Period. "FSP No. FAS 13-1 requires rental costs associated with operating leases that are incurred during a construction period to be recognized as rental expense. FSP FAS 13-1 is effective for reporting periods beginning after December 15, 2005. The transition provisions of FSP No. FAS 13-1 permit early adoption and retrospective application of the guidance. The adoption of this standard will not have an impact on the Company's financial statements.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS

155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation and separate accounting. An irrevocable election may be made at inception to measure such a hybrid financial instrument at fair value, with changes in fair value recognized through income. Such an election needs to be supported by concurrent documentation. SFAS 155 is effective for fiscal years beginning after September 15, 2006, with early adoption permitted. The Company is currently considering the impact that adoption will have on its consolidated results and financial position.