Form 20-F
period 2006-12-31
SOUTHEAST AIRPORT GROUP
filed 2007-07-02
CIK 1123452

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission File Number: 1-15132
Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

Southeast Airport Group	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)
Bosque de Alisos No. 47A – 4th Floor
Bosques de las Lomas
05120 México, D.F.
Mexico
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class:	on which registered

Series B Shares, without par value, or shares	New York Stock Exchange, Inc.*
American Depositary Shares, as evidenced by American Depositary Receipts, or ADSs, each representing ten shares	New York Stock Exchange, Inc.

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
N/A
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Series B shares, without par value: 255,000,000
Series BB shares, without par value: 45,000,000
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑      No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐      No ☑
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑      No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑      Accelerated filer ☐      Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐       Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).
Yes ☐      No ☑

i

Item 16D. Exemptions from the Listing Standards for Audit Committees	130
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	130
Item 17. Financial Statements	131
Item 18. Financial Statements	131
Item 19. Exhibits	132
Consolidated Audited Financial Statements	F-i
EX-1.1: AMENDED AND RESTATED BY-LAWS
EX-3.2: AMENDMENT TO TRUST AGREEMENT
EX-4.4: AMENDMENT TO PARTICIPATION AGREEMENT
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATIONS
EX-15.1: ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

ii

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
SELECTED FINANCIAL DATA
     We publish our financial statements in Mexican pesos. Pursuant to Financial Reporting Standards (Normas de Informacion Financiera) accepted in Mexico, or Mexican NIF, financial data for all periods in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F have been restated in constant pesos as of December 31, 2006.
     This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.8116 to U.S.$1.00, the exchange rate for pesos on January 2, 2007, as published by Banco de Mexico, the Mexican Central Bank. On June 29, 2007 the Federal Reserve Bank of New York’s noon buying rate for Mexican pesos was Ps. 10.79 to U.S.$1.00.
     The following tables present a summary of our consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto. Our financial statements are prepared in accordance with Mexican NIF, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Reconciliation to U.S. GAAP of our net income and total stockholders’ equity is also provided in this summary financial data. Note 16 to our financial statements provides a description of the principal differences between Mexican NIF and U.S. GAAP as they relate to our business.
     Mexican NIF provides for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the Mexican National Consumer Price Index, restating the components of stockholders’ equity using the Mexican National Consumer Price Index and recording gains or losses in purchasing power from holding monetary liabilities or assets. Mexican NIF requires the restatement of all financial statements to constant Mexican pesos as of the date of the more recent balance sheet presented. Our audited financial statements and all other financial information contained herein are accordingly presented in constant pesos with purchasing power as of December 31, 2006 unless otherwise noted.

     References in this annual report on Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States of America. References in this annual report on Form 20-F to “pesos” or “Ps.” are to the lawful currency of Mexico. We publish our financial statements in pesos.
     This annual report on Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume. A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
     The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2002.

	Year ended December 31,
	2002		2003		2004		2005		2006
	(in thousands of constant Mexican pesos as of December 31, 2006)(1)										(thousands of
											dollars)(2)
Income statement data:
Mexican NIF:
Revenues:
Aeronautical services(3)	Ps.	1,187,630	Ps.	1,318,613	Ps.	1,602,630	Ps.	1,520,152	Ps.	1,587,904	$146,870
Non-aeronautical services(4)		271,316		340,181		521,961		627,308		651,057	60,218
Total revenues		1,458,946		1,658,794		2,124,591		2,147,460		2,238,961	207,088
Operating expenses:
Costs of services		(404,451)		(418,176)		(502,494)		(558,116)		(620,036)	(57,349)
Technical assistance fee(5)		(44,011)		(52,168)		(71,991)		(69,123)		(71,037)	(6,570)
Concession fee(6)		(72,905)		(82,910)		(106,189)		(107,373)		(111,804)	(10,341)
General and administrative expenses		(125,817)		(136,865)		(113,710)		(129,384)		(118,628)	(10,972)
Depreciation and amortization		(394,077)		(401,089)		(429,597)		(451,674)		(487,788)	(45,117)
Operating income		417,685		567,586		900,610		831,790		829,668	76,739
Net comprehensive financing (cost) income		31,951		27,386		(30,866)		23,669		15,214	1,407
Income before taxes, employees’ statutory profit sharing and extraordinary items		449,636		594,972		869,744		855,459		844,882	78,146
Provision for income taxes and employees’ statutory profit sharing		(180,768)		(262,325)		(198,053)		(260,115)		(301,113)	(27,851)
Income before extraordinary items		268,868		332,647		671,691		595,344		543,769	50,295
Extraordinary items		(9,812)		(20,267)		(19,046)		(9,327)		(15,654)	(1,448)
Net income		259,056		312,380		652,645		586,017		528,115	48,847
Basic and diluted earnings per share		0.86		1.04		2.18		1.95		1.76	0.16
Basic and diluted earnings per ADS (unaudited)(7)		8.64		10.41		21.75		19.53		17.60	1.63
U.S. GAAP:
Revenues		1,458,946		1,658,794		2,124,591		2,147,460		2,235,092	206,731
Operating income		497,256		650,427		903,964		789,862		830,997	76,862
Net income (loss)		(406,723)		304,729		267,153		470,261		415,961	38,474
Basic and diluted earnings per share		(1.36)		1.02		0.89		1.57		1.39	0.13
Basic and diluted earnings per ADS (unaudited)(7)		(13.56)		10.16		8.91		15.68		13.87	1.28
Dividends per share(8)		1.88		0.59		0.63		0.67		0.70	0.06
Other Operating Data (Unaudited):
Total passengers (thousands of passengers)		10,996.6		12,190.0		13,897.1		13,321.3		13,779.9	13,779.9
Total air traffic movements (thousands of movements)		194.9		198.0		219.8		209.9		220.5	220.5
Total revenues per passenger (in pesos or dollars)		132.7		136.1		152.9		161.2		162.5	15.0

	As of and for the year ended December 31,
	2002		2003		2004		2005		2006
	(in thousands of constant Mexican pesos as of December 31, 2006) (1)										(thousands of
											dollars)(2)
Balance Sheet Data:
Mexican NIF:
Cash and marketable securities	Ps.	584,267	Ps.	803,442	Ps.	1,250,811	Ps.	1,595,743	Ps.	1,241,678	$114,847
Total current assets		849,950		1,155,653		1,543,010		1,933,931		1,640,690	151,753
Airport concessions, net		8,939,377		8,690,595		8,441,814		8,193,031		7,944,154	734,781
Rights to use airport facilities, net		2,470,923		2,386,955		2,309,871		2,183,373		2,165,316	200,277
Total assets		13,269,308		13,552,213		14,036,374		14,633,450		14,941,401	1,381,979
Current liabilities		144,431		176,365		206,148		367,164		245,341	22,692
Total liabilities		602,320		717,982		782,993		1,079,753		1,156,300	106,950
Capital Stock		12,335,507		12,335,507		12,335,507		12,335,507		12,335,507	1,140,951
Net equity/stockholders’ equity		12,666,988		12,834,231		13,253,381		13,553,697		13,785,101	1,140,951
U.S. GAAP:
Cash and cash equivalents		517,132		490,328		1,023,649		1,117,236		828,706	76,650
Total current assets		849,950		1,155,652		1,543,010		1,979,655		1,664,500	153,960
Airport concessions, net		269,775		208,581		149,009		89,448		29,796	2,756
Rights to use airport facilities		1,937,925		1,874,951		1,815,827		1,706,238		1,655,139	153,089
Total assets		7,181,713		7,338,586		7,447,822		7,885,714		7,974,239	737,563
Total liabilities		145,198		173,779		205,874		373,494		256,721	23,745
Capital Stock		6,736,070		6,736,070		6,736,070		6,736,070		6,736,070	623,041
Net equity/stockholders’ equity		7,036,515		7,164,807		7,241,948		7,512,220		7,717,518	713,818

Cash Flow Data:
Mexican NIF:
Resources provided by operating activities		659,975		742,604		1,207,267		1,288,464		1,031,626	95,418

Resources used in financing activities		(856,341)		(145,139)		(233,496)		(285,702)		(296,711)	(27,444)
Resources used in investing activities		(311,724)		(378,292)		(526,401)		(657,830)		(1,088,980)	(100,723)

Increase in cash and marketable securities		(508,090)		219,173		447,370		344,932		(354,065)	(32,749)
U.S. GAAP:
Cash flow provided by operating activities		693,228		822,864		1,131,379		1,253,433		1,043,218	96,491
Cash flow used in financing activities		(856,341)		(267,278)		(259,435)		(285,702)		(296,711)	(27,444)

Cash flow (used in) provided by investing activities		139		(626,838)		(353,866)		(841,129)		(991,516)	(91,709)
Effect of inflation on cash and cash equivalents		(11,639)		44,447		15,245		(33,015)		(43,521)	(4,025)
Increase (decrease) in cash and cash equivalents		(174,613)		(26,805)		533,323		93,587		(288,530)	(26,687)

(1)	Per share peso amounts are expressed in pesos (not thousands of pesos).

(2)	Translated into dollars at the rate of Ps. 10.8116 per U.S. dollar, the Mexican Central Bank exchange rate for Mexican pesos at January 2, 2007. Per share dollar amounts are expressed in dollars (not thousands of dollars).

(3)	Revenues from aeronautical services include those earned from passenger charges, landing charges, aircraft parking charges, charges for airport security services and charges for use of passenger walkways.

(4)	Revenues from non-aeronautical services are earned from the leasing of space in our airports, access fees collected from third parties providing services at our airports and miscellaneous other sources.

(5)	Since April 19, 1999, we have paid ITA a technical assistance fee under the technical assistance agreement entered into in connection with the purchase by Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. (“ITA”) of its Series BB shares. This fee is described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA.”

(6)	Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder’s gross annual revenues from the use of public domain assets pursuant to the terms of its concession.

(7)	Based on the ratio of 10 Series B shares per ADS.

(8)	Income tax was payable on the dividends because the distribution was not made from our after-tax earnings account.

(9)	Shares outstanding for all periods presented were 300,000,000.

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2002	10.43	9.00	10.43	9.75
2003	11.41	10.11	11.24	10.85
2004	11.64	10.81	11.15	11.31
2005	11.41	10.41	10.63	10.89
2006	11.46	10.43	10.80	10.90
December 2006	10.99	10.77	10.80	10.85

2007:
January 2007	11.09	10.77	11.04	10.96
February 2007	11.16	10.92	11.16	11.00
March 2007	11.18	11.01	11.04	11.11
April 2007	11.03	10.92	10.93	10.98
May 2007	10.93	10.74	10.74	10.82

(1)	Average of month-end rates or daily rates, as applicable.

Source:	Federal Reserve noon buying rate.
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
     On December 29, 2006, the Federal Reserve noon buying rate was Ps. 10.80 per U.S.$1.00. On June 29, 2007, the Federal Reserve noon buying rate was Ps. 10.79 per U.S. $1.00.

     For a discussion of the effects of fluctuations in the exchange rates between the peso and the U.S. dollar, see “Item 10. Additional Information—Exchange Controls.”
RISK FACTORS
Risks Related to Our Operations
Hurricanes and other natural disasters have adversely affected our business and could continue to do so in the future.
     The southeast region of Mexico, like other Caribbean destinations, experiences hurricanes, particularly during the third quarter of each year. Portions of the southeast region also experience earthquakes from time to time. Natural disasters may impede operations, damage infrastructure necessary to our operations and/or adversely affect the destinations served by our airports. Any of these events could reduce our passenger traffic volume. The occurrence of natural disasters in the destinations we serve has adversely affected, and could in the future adversely affect, our business, results of operations, prospects and financial condition. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption. Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on the policies. As a result of the impact of Hurricane Wilma described below, the cost of our annual insurance premium covering property damage from hurricanes increased from approximately U.S.$362,000 before Hurricane Wilma to U.S.$2.6 million currently.
     On October 21, 2005, Hurricane Wilma struck the Yucatan Peninsula, causing severe damage to the infrastructure of the Cancun and Cozumel airports and to our administrative office building in Cancun. Cancun and Cozumel airports were closed for approximately 62 hours and 42 hours, respectively, and airport operations were disrupted for several weeks thereafter. We were instructed by the Mexican government to repair Cancun Airport’s Terminal 1 building, and to put it back into service. The hurricane also inflicted extensive damage on the hotel and tourist infrastructure in Cancun, the Mayan Riviera region and Cozumel, which led to sharply reduced air passenger traffic at our airports, especially in the fourth quarter of 2005 and during the first half of 2006. During the fourth quarter of 2005, our passenger traffic decreased 33.1%, and revenues and operating income fell 32.6% and 86.5%, respectively, relative to the same period in 2004, reflecting the decline in passenger traffic. Due to a recovery in the second half of 2006, however, our total passenger for the year 2006 traffic rose 3.44%, our revenues rose 4.26% and our operating income was nearly unchanged (down 0.26%), each as compared to 2005. While tourism in Cancun and the Mayan Riviera has by now largely recovered from Hurricane Wilma, Cozumel is still in the process of recovering.
     Other hurricanes, such as Hurricane Emily in July 2005 and Hurricane Ivan in September 2004, have also affected our operations.

Our business is highly dependent upon revenues from Cancun International Airport.
     In 2005 and 2006, Ps.1,608.9 million and Ps.1,693.5 million, respectively, or 74.9% and 75.6% respectively, of our revenues were derived from operations at Cancun International Airport. During 2005 and 2006, Cancun International Airport represented 69.8% and 70.6%, respectively, of our passenger traffic and 44.7% and 44.1%, respectively, of our air traffic movements. The desirability of Cancun as a tourist destination and the level of tourism to the area is dependent on a number of factors, many of which are beyond our control. We cannot assure you that tourism in Cancun will not decline in the future, or that it will return to levels recorded before Hurricane Wilma. Any event or condition affecting Cancun International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.
The September 11, 2001 terrorist attacks had a severe impact on the international air travel industry and adversely affected our business. Similar events may do so again in the future.
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
     The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs. Following the events of September 11, we reinforced security at our airports. For a description of the security measures that we adopted, see “Item 4. Information on the Company—Business Overview—Non-Aeronautical Services—Airport Security.” While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future. In addition, our general liability insurance premiums for 2002 increased substantially relative to our 2001 premiums and may rise again in the future. Since October 2001, we carry a U.S.$50 million insurance policy covering liabilities resulting from terrorist acts. Because our insurance polices do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$50 million, we could incur significant costs if we were to be directly affected by events of this nature. Any such increase in our operating costs will have an adverse effect on our results of operations.
     The users of airports, principally airlines, have been subject to increased costs following the September 11 events. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future. Premiums for aviation insurance have increased substantially and could escalate further. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines’ costs have result in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In addition, because a substantial majority of our international flights involve travel to the U.S., we may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities.
     Mexican aviation authorities recently adopted International Civil Aviation Organization guidelines requiring checked baggage on all international commercial flights beginning in January 2006 to undergo a new comprehensive screening process. As of January 2006, we implemented the new screening system for all departing international flights, and we implemented the same system for domestic flights as of July 1, 2006. Although airlines, rather than holders of airport concessions, are responsible for baggage screening under Mexican law, we decided to purchase, install and operate the new screening equipment and supply this service to the airlines to facilitate their compliance with the new policy. This could expose us to liability relating to the purchase, installation and operation of the equipment, or require us to purchase, install and operate additional equipment, if, among other possibilities, the new screening procedures were to fail to detect or intercept any attempted terrorist act occurring or originating at our airports. We cannot estimate the cost to us of any such liability, if any were to arise.
International events could have a negative impact on international air travel and our business.
     Historically, a substantial majority of our revenues have been aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2006, passenger charges represented 54.6% of our total revenues.
     International events such as the terrorist attacks on the United States on September 11, 2001, the war in Iraq and public health crises such as Severe Acute Respiratory Syndrome (or “SARS”) have disrupted the frequency and pattern of air travel worldwide in recent years. Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS, Avian influenza or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

Our revenues are highly dependent on levels of air traffic, which depend in part on factors beyond our control.
     Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico and the United States, the political situation in Mexico and elsewhere in the world, the attractiveness of our airports relative to that of other competing airports, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry. Any decreases in air traffic to or from our airports as a result of factors such as these could adversely affect our business, results of operations, prospects and financial condition.
Increases in international petroleum prices could reduce demand for air travel.
     International prices of fuel, which represents a significant cost for airlines using our airports, have increased in recent years and may be subject to further increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of petroleum, voluntary or otherwise, by oil-producing countries. Such increases in airlines’ costs have resulted in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.
Our business is highly dependent upon the operations of Mexico City International Airport.
     For the years ended December 2004, 2005 and 2006, approximately 83.5%, 84.3% and 80.6% respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport. As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport. Mexico City International Airport is currently in the process of increasing its capacity, but we cannot assure you that the airport’s operations will not decrease in the future, that the capacity increase will be completed or, if completed, result in an increase in passenger traffic at our airports. Any event or condition that adversely affects Mexico City International Airport could adversely affect our business, results of operations, prospects and financial condition.
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
     Although the global airlines industry has recently shown signs of recovering, it has experienced significant financial difficulties in recent years, marked by the filing for bankruptcy protection of several major carriers in the U.S. in recent years. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers, including Mexicana (which accounted for 9.6%, 10.4% and 9.1% of our revenues in 2004, 2005 and 2006, respectively), American Airlines (which accounted for 6.8%, 6.1% and 5.8% of our revenues in 2004, 2005 and 2006, respectively), Aeromexico (which accounted for 6.2%, 5.1% and 5.9% of our revenues in 2004, 2005 and 2006, respectively) and Continental Airlines (which accounted for 5.4%, 5.1% and 4.7% of our revenues in 2004, 2005 and 2006, respectively). We do not have contracts with any airlines that obligate them to continue providing service to our airports. We can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. We expect that we will continue to generate a significant portion of our revenues from a relatively small number of airlines in the foreseeable future. We can offer no assurance that any of these airlines will continue to use any or all of our airports. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.
     In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico. Accordingly, we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.
Revenues from passenger charges are not secured, and we may not be able to collect amounts invoiced in the event of the insolvency of one of its principal airline customers.
     In recent years, many airlines have reported substantial losses. Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral. Thus, in the event of the insolvency of any of these airlines, we would not be assured of collecting any amounts invoiced to that airline in respect of passenger charges.
If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.
     Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 39.0% of our total employees as of December 31, 2006), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

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
     In 2005 and 2006, 69.0% and 66.1% respectively, of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States. Thus, our business is dependent on the condition of the U.S. economy, and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.
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
Fernando Chico Pardo, through his own investment vehicles and his 51% interest in Inversiones y Tecnicas Aeroportuarias, S.A. de C.V., or ITA, has a significant influence as a shareholder and over our management, and his interests may differ from those of other stockholders.
     Following tender offers in the United States and Mexico for our Series B shares that expired on June 19, 2007, Agrupacion Aeroportuaria Internacional, S.A. de C.V. and Agrupacion Aeroportuaria Internacional II, S.A. de C.V., entities indirectly owned and controlled by Fernando Chico Pardo, now own 19.5% of our capital stock in the form of Series B shares. The results of the tender offers are described in greater detail in “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Tender Offer by Fernando Chico Pardo.”
     In addition, ITA, an entity owned 51% by Mr. Chico Pardo and 49% by Copenhagen Airports A/S (“Copenhagen Airports”), holds Series BB shares representing 7.65% of our capital stock. These Series BB shares provide it with special management rights. For example, pursuant to our bylaws, ITA is entitled to present the board of directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our board of directors. ITA also has the right to veto certain actions requiring approval of our stockholders. Our bylaws also provide ITA veto rights with respect to certain corporate actions so long as its Series BB shares represent at least

7.65% of our capital stock. Special rights granted to ITA are more fully discussed in “Item 10. Additional Information” and “Item 7. Major Shareholders and Related Party Transactions.”
     As a result, Mr. Chico Pardo, who is also the chairman of our board of directors and our Chief Executive Officer, is able to exert a significant influence over our management and matters requiring the approval of our stockholders. The interests of Mr. Chico Pardo, Copenhagen Airports and ITA may differ from those of our other stockholders, and there can be no assurance that Mr. Chico Pardo, Copenhagen Airports or ITA will exercise their rights in ways that favor the interests of our other stockholders. Furthermore, this concentration of ownership by Mr. Chico Pardo and the special rights granted to ITA may have the effect of impeding a merger, consolidation, takeover or other business combination involving ASUR.
Some of our board members and stockholders have business relationships that may generate conflicts of interest.
     Some of our board members or stockholders may have outside business relationships that generate conflicts of interest. For example, Fernando Chico Pardo, the chairman of our board of directors and the owner of 51% of the outstanding shares of ITA as well as 19.5% of ASUR’s shares, our principal stockholder, also is a member of the board of directors of Grupo Posadas, S.A. de C.V., a company that recently acquired an interest in Mexicana Airlines. Mexicana is our largest customer, accounting for 9.6%, 10.4% and 9.1% of our revenues in 2004, 2005 and 2006, respectively. Conflicts may arise between the interests of these or other individuals in their capacities as our shareholders and/or directors, on the one hand, and their outside business interests on the other. There can be no assurance that any conflicts of interest will not have an adverse effect on our shareholders.
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
     Due to a significant increase in air traffic operations at Cancun International Airport, we have concluded the necessary studies for the construction of a second runway at this airport and to date we have obtained substantially all of the land needed to construct the second runway in concession from the Mexican federal government. However, there can be no assurance that the land obtained will be adequate for building the second runway. If we are unable to carry out the construction or the operation of this second runway for any reason, it could limit the growth of our business and adversely affect our results of operations, future prospects or financial condition.

We are exposed to risk related to construction projects.
     The building requirements under our master development programs could encounter delays or cause us to exceed our budgeted costs for such projects, which could limit our ability to expand capacity at our airports, increase our operating or capital expenses and could adversely affect our business, results of operations, prospects and financial condition. Such delays or budgetary overruns also could limit our ability to comply with our master development programs.
We are exposed to risks inherent to the operation of airports.
     We are obligated to protect the public at our airports and to reduce the risk of accidents. As with any company dealing with members of the public, we must implement certain measures for the protection of the public, such as fire safety in public spaces, design and maintenance of car parking facilities and access routes to meet road safety rules. We are also obligated to take certain measures related to aviation activities, such as maintenance, management and supervision of aviation facilities, rescue and fire-fighting services for aircraft, measurement of runway friction coefficients and measures to control the threat from birds and other wildlife on airport sites. These obligations could increase our exposure to liability to third parties for personal injury or property damage resulting from our operations.
Our insurance policies may not provide sufficient coverage against all liabilities.
     While we seek to insure all reasonable risks, we can offer no assurance that our insurance policies would cover all of our liabilities in the event of an accident, terrorist attack or other incident. The markets for airport insurance and construction insurance are limited, and a change in coverage policy by the insurance companies involved could reduce our ability to obtain and maintain adequate or cost-effective coverage. A certain number of our assets cannot, by their nature, be covered by property insurance (notably aircraft movement areas, and certain civil engineering works and infrastructure). In addition, we do not currently carry business interruption insurance.
Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.
     The Mexican government has in recent years implemented changes, and is considering implementing additional reforms, to the tax laws applicable to Mexican companies, including ASUR. The terms of our concessions do not exempt us from any changes to the Mexican tax laws. Should the Mexican government implement changes to the tax laws that result in our having significantly higher income or asset tax liability, we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations. In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations.

Risks Related to the Regulation of Our Business
Our concessions may be terminated under various circumstances, some of which are beyond our control.
     We operate each of our airports under 50-year concessions granted as of 1998 by the Mexican government. A concession may be terminated for a variety of reasons. For example, a concession may be terminated if we fail to make the committed investments required by the terms of that concession. In addition, in the event that we exceed the applicable maximum rate at an airport in any year, the Ministry of Communications and Transportation is entitled to reduce the applicable maximum rate at that airport for the subsequent year and assess a penalty. Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in termination only if sanctions have been imposed for violation of the relevant term at least three times. Violations of other terms of a concession can result in the immediate termination of the concession. We would face similar sanctions for violations of the Mexican Airport Law or its regulations. Although we believe we are currently complying with the principal requirements of the Mexican Airport Law and its regulations, we are not in compliance with certain requirements under the regulations. These violations could result in fines or other sanctions being assessed by the Ministry of Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times. For a description of the consequences that may result from the violation of various terms of our concessions, the Mexican Airport Law or its regulations, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.” Under applicable Mexican law and the terms of our concessions, our concessions may also be made subject to additional conditions, which we may be unable to meet. Failure to meet these conditions may also result in fines, other sanctions and the termination of the concessions.
     In addition, the Mexican government may terminate one or more of our concessions at any time through reversion (rescate), if, in accordance with applicable Mexican law, it determines that it is required by national security or in the public interest to do so. In the event of a reversion (rescate) of the public domain assets that are the subject of our concessions, such assets would revert to the Mexican government and the Mexican government under Mexican law would be required to compensate us, taking into consideration investments made and depreciation of the relevant assets, but not the value of the assets subject to the concessions, based on the methodology set forth in the reversion (rescate) resolution issued by the Mexican Ministry of Communications and Transportation. There can be no assurance that we will receive compensation equivalent to the value of our investment in our concessions and related assets in the event of such a reversion (rescate).
     In the event of war, natural disaster, grave disruption of the public order or an imminent threat to national security, internal peace or the economy, the Mexican government may carry out a requisition (requisa — step-in rights) with respect to our airports. The step-in rights may be exercised by the Mexican government as long as the circumstances warrant. In all cases, except international war, the Mexican government is required to indemnify us for damages and lost profits (daños y perjuicios) caused by such requisition, calculated at their real value (valor real); provided that if we were to contest the amount of such indemnification, the amount of the indemnity with respect to damages (daños) shall be fixed by expert appraisers appointed by us and the Mexican government, and the amount of the indemnity with respect to lost profits (perjuicios) shall be calculated taking into consideration the average net income during the year immediately prior to the requisition. In the event of requisition due to international war, the Mexican government would not be obligated to indemnify us.
     In the event that any one of our concessions is terminated, whether through reversion (rescate) or otherwise, our other concessions may also be terminated. Thus, the loss of any concession would have a material adverse effect on our business and results of operations. For a discussion of events which may lead to a termination of a concession, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.” Moreover, we are required to continue operating each of our nine airports for the duration of our concessions, even if one or more of them are unprofitable.
The Mexican government could grant new concessions that compete with our airports, including the Cancun International Airport.
     The Mexican government could grant additional concessions to operate existing government-managed airports, or authorize the construction of new airports, that could compete directly with our airports. The Mexican government has announced that it intends, at some point in the future, to grant a concession for a new airport in the Mayan Riviera through a public bidding process. The Mexican state of Quintana Roo has formed a majority state-owned company to seek any such concession that may be granted. Currently, the Mayan Riviera is served primarily by Cancun International Airport. We have no further details on the construction or projected opening of the airport and are unable to predict the effect that it may have on our passenger traffic or operating results if the project is successfully carried out. Any competition from this or other such airports could have a material adverse effect on our business and results of operations. Generally, the grant of a concession for a new or existing airport is required to be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, it is currently our intention to participate in such process, but we cannot assure you that we will participate, or that we would be successful if we did participate. In addition, in certain circumstances, the Mexican government can grant concessions without conducting a public bidding process. Please see “Item 4. Information on the Company—Regulatory Framework—Grants of New Concessions” below. Grants of new concessions that compete with our airports could adversely affect our business, results of operations, prospects and financial condition.
We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.
     Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated. In 2004, 2005 and 2006, approximately 75.4%, 70.8% and 70.9% respectively, of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations and that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our master development programs or the obligation under concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.
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
     The Ministry of Communications and Transportation has announced that it intends to establish a new, independent regulatory agency to supervise the operation of our airports, as well as those of other airports that have been opened to private investment. For further information on this agency, see “Item 4. Information on the Company—Regulatory Framework—New Regulatory Agency.” We cannot predict whether or when this new agency will be organized, the scope of its authority, the actions that it will take in the future or the effect of any such actions on our business.
The price regulatory system applicable to our airports does not guarantee that our consolidated results of operations, or that the results of operations of any airport, will be profitable.
     The system of price regulation applicable to our airports establishes an annual maximum rate for each airport, which is the maximum annual amount of revenues per work load unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined for each year through December 31, 2008. For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4. Information on the Company—Regulatory Framework—Price Regulation.” Under the terms of our concessions, there is no guarantee that the results of operations of any airport will be profitable.
     Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation. Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain events specified in our concessions have occurred. The circumstances under which we are entitled to an adjustment are described under “Item 4. Information on the Company—Regulatory Framework—Price Regulation—Special Adjustments to Maximum Rates.” Therefore, there can be no assurance that any such request would be made or granted.
If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.
     Historically, we have set the prices we charge for regulated services at each airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport. We expect to continue to pursue this pricing strategy in the future. For example, in 2006, our revenues subject to maximum rate regulation represented 99.05% of the amount we were entitled to earn under the maximum rates for all of our airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.
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
     If we exceed the maximum rate at any airport at the end of any year, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for violations of certain terms of a concession, including for exceeding the airport’s maximum rates, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times. In the event that any one of our concessions is terminated, our other concessions may also be terminated.
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

================================================================================

Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates.
Our maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year term ending December 31, 2008, an annual efficiency adjustment factor of 0.75% was established by the Ministry of Communications and Transportation. Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4. Information on the Company—Regulatory Framework—Price Regulation—Methodology for Determining Future Maximum Rates.” We cannot assure you that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate.
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
     In the past 25 years, and as recently as the mid-1990s, Mexico has experienced adverse economic conditions, including high levels of inflation. From 1982 to 1987, Mexico experienced periods of slow or negative growth, high inflation, large devaluations of the peso and limited availability of foreign currency. In the late 1980s and early 1990s, Mexico’s growth rate increased, the inflation rate declined and the U.S. dollar/peso exchange rate was relatively stable. Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by exchange rate instability, devaluation of the peso, high inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment.
     The economic crises occurred in the context of a series of internal disruptions and political events, including a large current account deficit, civil unrest in the southern state of Chiapas (in which one of our airports is located), the assassination of two prominent political figures, a substantial outflow of capital and a significant devaluation of the peso.
     In response, the Mexican government implemented a broad economic reform program. Economic conditions in Mexico improved in 1996 and 1997. However, a combination of factors led to a slowdown in Mexico’s economic growth in 1998. Notably, the decline in the international price of oil resulted in a reduction of federal revenues, approximately one third of which are derived from petroleum taxes and duties. In addition, the economic crises in Asia and

Russia and the financial turmoil in Argentina, Brazil, Venezuela and elsewhere produced greater volatility in the international financial markets, which further slowed Mexico’s economic growth. The Mexican government has reported that real GDP grew by 0.8%, 1.4%, 4.2%, 3.0% and 4.8%, respectively, in 2002, 2003, 2004, 2005 and 2006. In 2006, inflation in Mexico was 4.1%, interest rates on 28-day Mexican government treasury securities averaged 7.51% and the peso appreciated by 1.67% (in nominal terms) against the U.S. dollar.
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
     As of December 31, 2006 less than 11.0% of our liabilities (U.S.$3.46 million) were dollar-denominated. Although we currently intend to fund the investments required by our business strategy through cash flow from operations, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.
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
     National elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party (PRI) with the election of President Vicente Fox Quesada, a member of the National Action Party (PAN) and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. On July 2, 2006, Felipe Calderon Hinojosa, also of the PAN, was elected to succeed him. No single party currently has a majority in the Congress or Senate. This shift in political power has transformed Mexico from a one-party state to a pluralist democracy. Multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. The lack of a majority party in the legislature and the current lack of alignment between the legislature and the President could result in instability or deadlock.
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
Developments in other countries may affect the prices of securities issued by Mexican companies.
     The market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In past years, prices of both Mexican debt and equity securities have been adversely affected by sharp declines in Asian securities markets and by economic crises in Russia, Brazil, Argentina and Venezuela. In addition, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. There can be no assurance that the market value of our securities will not be adversely affected by events elsewhere.
Corporate disclosure.
     There may be different publicly available information about issuers of securities in Mexico than is regularly published by or about issuers of securities in certain countries with highly developed capital markets. In addition, differences in accounting and other reporting principles and standards may cause our results to differ substantially from those results that would have been obtained using other principles and standards, such as U.S. GAAP.
Mexican law and our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders.
     As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in ASUR and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in ASUR. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons.
     ASUR is organized under the laws of Mexico, with its principal place of business (domicilio social) in Mexico City, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.
The protections afforded to minority shareholders in Mexico are different from those in the United States.
     Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions, there is no procedure for class actions, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of ASUR to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a company incorporated in another jurisdiction, such as the United States.
Risks Related to Our ADSs
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

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.
     Under Mexican law, a shareholder is required to deposit its shares with the Secretary of the Company, the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., a Mexican or foreign credit institution or a brokerage house in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with the procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

FORWARD LOOKING STATEMENTS
     This Form 20-F contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

•	statements of our plans, objectives or goals,

•	statements about our future economic performance or that of Mexico or other countries in which we operate, and

•	statements of assumptions underlying such statements.
     Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
     Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed above under “Risk Factors,” include material changes in the performance or terms of our concessions, developments in legal proceedings, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.
     Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.
Item 4. Information on the Company
HISTORY AND DEVELOPMENT OF THE COMPANY
     Grupo Aeroportuario del Sureste, S.A.B. de C.V., or ASUR, is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private-sector investment. The duration of our corporate existence is indefinite. We are a holding company and conduct all of our operations through our subsidiaries. The terms “ASUR,” “we” and “our” in this annual report refer both to Grupo Aeroportuario del Sureste, S.A.B. de C.V. as well as Grupo Aeroportuario del Sureste, S.A.B. de C.V. together with its subsidiaries. Our registered office is located at Bosque de Alisos No. 47A-4, Bosques de las Lomas, 05120 México, D.F., Mexico, telephone (5255) 5284-0400.
Investment by ITA
     As part of the opening of Mexico’s airports to investment, in 1998 the Mexican government sold a 15% equity interest in ASUR in the form of 45,000,000 Series BB shares to ITA pursuant to a public bidding process. Currently, Fernando Chico Pardo, our Chairman and Chief Executive Officer, holds 51% of ITA’s shares and Copenhagen Airports holds 49% of ITA’s shares.
     Mr. Chico Pardo became a stockholder in ITA in April 2004 when he acquired the 24.5% ownership stake of French group Vinci, S.A. in ITA and a 13.5% ownership stake of Spanish Ferrovial Aeropuertos, S.A in ITA. At the same time, Copenhagen Airports acquired Ferrovial Aeropuertos, S.A.’s 11.0% ownership interest in ITA, thereby increasing its participation in ITA from 25.5% to 36.5%. Mr. Chico Pardo acquired an additional 25.5% ownership stake in ITA through the exercise of his right of first refusal following the auction of such shares by NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government. On April 29, 2005, Copenhagen Airports increased its participation in ITA from 36.5% to 49% through the purchase of shares from Mr. Chico Pardo.
     In connection with the tender offers and other transactions undertaken by Mr. Chico Pardo in June 2007, ITA converted 22,050,000 Series BB shares representing 7.35% of ASUR’s total outstanding capital stock into Series B shares and transferred such shares to Agrupación Aeroportuaria Internacional, S.A. de C.V. by means of a spin-off. As a result, ITA currently holds 22,950,000 Series BB shares representing 7.65% of ASUR’s total outstanding capital stock.
     Mr. Chico Pardo is the founder and President of Promecap, S.C. He serves as a board member of various organizations, including ITA, Grupo Posadas, Grupo Financiero Inbursa, Grupo Carso, Sanborns Hermanos and Sears Roebuck de Mexico.
     Copenhagen Airports is among the world’s leading airport operators and has won several international awards. Copenhagen Airport is Scandinavia’s main airport. In 2006, approximately 21 million passengers were served at Copenhagen Airport. Additionally, Copenhagen Airports owns and operates Roskilde Airport located about 30 kilometers from Copenhagen, and holds shares in Newcastle International Airport in England.
     ITA paid the Mexican government a total of Ps. 1,165.1 million (nominal pesos, excluding interest) (U.S.$120.0 million based on the exchange rates in effect on the dates of payment) in exchange for:
•	45,000,000 Series BB shares representing 15% of our outstanding capital stock (as of the date hereof, Series BB shares represent 7.65% of our outstanding capital stock. Please see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Tender Offer by Fernando Chico Pardo”),

•	three options to subscribe for newly issued Series B shares, all of which have expired unexercised, and

•	the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement, a technical assistance agreement and a shareholders’ agreement under terms established during the public bidding process. These agreements are described in greater detail under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”
     Under the technical assistance agreement, ITA provides management and consulting services and transfers industry “know-how” and technology to ASUR in exchange for a technical assistance fee. This agreement is more fully described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” The agreement provides us a perpetual and exclusive license in Mexico to use all technical assistance and “know-how” transferred to us by ITA or its stockholders during the term of the agreement. The agreement has an initial fifteen-year term, and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. ITA provides us assistance in various areas, including: development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic volume at our airports, assistance with the preparation of the master development plans that we are required to submit to the Ministry of Communications and Transportation with respect to each of our airports and the improvement of our airport operations.
     The technical assistance fee is equal to the greater of a fixed dollar amount or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican FRS and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreased during the agreement’s initial five years. The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002. Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the U.S. consumer price index) as from the first anniversary of the technical assistance agreement. We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. Under Mexican tax law, companies may not deduct fees that are determined by reference to their profitability (as defined under Mexican tax law).
     The technical assistance agreement allows ITA, its stockholders and their affiliates to render additional services to ASUR only if the Acquisitions and Contracts Committee of our board of directors determines that these related persons have submitted the most favorable bid in a public bidding process involving at least three unrelated parties. For a description of this committee, see “Item 6. Directors, Senior Management and Employees—Committees.”
     Under our bylaws, the participation agreement and the technical assistance agreement, ITA has the right to elect two members of our board of directors (which currently consists of seven members) and their alternates, and to present the board of directors the name or names of the candidates for appointment as our chief executive officer, to remove our chief executive officer, and to appoint and remove half of our executive officers. As the holder of the Series BB shares, ITA’s consent is also required to approve certain corporate matters so long as ITA’s Series BB shares represent at least 7.65% of our capital stock. In addition, our bylaws, the participation agreement and the technical assistance agreement contain certain provisions designed to avoid conflicts of interest between ASUR and ITA. The rights of ITA in our management are explained in “Item 6. Directors, Senior Management and Employees—Committees.” ITA’s stockholders have entered into an agreement regarding the exercise of ITA’s rights and performance of its obligations under our bylaws, the participation agreement, the technical assistance agreement and the option agreement. The ITA shareholder’s agreement is described in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—ITA Trust and Shareholders’ Agreement.”
     The remaining 85% of our outstanding capital stock, which at that time (prior to the conversion in June 2007 by ITA of 22,050,000 Series BB shares into 22,050,000 Series B shares) consisted of 255,000,000 Series B shares, was sold by the Mexican government to a Mexican trust established by NAFIN. This trust subsequently sold the shares it held in us to the public. To our knowledge, the Mexican government no longer holds any of our shares.
     Currently, ITA is restricted from transferring any of its remaining Series BB shares. After December 18, 2008, ITA may sell in any year up to 20% of its remaining ownership interest in us represented by Series BB shares. Our bylaws provide that Series BB shares must be converted into Series B shares prior to transfer. For a more detailed discussion of ITA’s rights to transfer its stock, see “Item 10. Additional Information—Registration and Transfer.”
     As required under the participation agreement entered into in connection with the Mexican government’s sale of the Series BB shares of ASUR to ITA, ITA has transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C. Under the terms of the participation agreement and the trust agreement, ITA’s key partners, currently Copenhagen Airports and Fernando Chico Pardo, are each required to maintain an ownership interest in ITA of a minimum of 25.5% prior to December 18, 2014 unless otherwise approved by the Ministry of Communications and Transportation. To the extent that a key partner acquires shares of ITA in excess of a 25.5% interest, this additional interest may be sold without restriction. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—ITA Trust and Shareholders’ Agreement” for a further description of these provisions. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If ITA or any of its stockholders defaults on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.
     Pursuant to the terms of the trust, ITA may direct the trustee to vote shares currently representing 7.65% of our capital stock, regarding all matters other than capital reductions, payment of dividends, amortization of shares and similar distributions to our shareholders, which are voted by the trustee in accordance with the vote of the majority of Series B shares. The trust does not affect the veto and other special rights granted to the holders of Series BB shares described in “Item 10. Additional Information.”

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
Committed Investments

	Year ended December 31,
	2004		2005		2006		2007		2008		Total
	(thousands of pesos)(1)
Cancun(2)	Ps.	334,960	Ps.	432,206	Ps.	847,797	Ps.	1,052,919	Ps.	83,298	Ps.	2,751,180
Merida		25,184		27,710		46,255		31,188		2,321		132,658
Cozumel		10,598		68,984		12,442		16,280		10,828		119,132
Villahermosa		47,407		63,602		6,360		11,892		1,303		130,564
Oaxaca		21,502		21,150		10,257		6,624		4,829		64,362
Veracruz		25,161		21,287		11,616		11,205		1,496		70,765
Huatulco		9,820		5,450		3,990		6,816		52,560		78,636
Tapachula		20,202		4,447		9,217		8,158		801		42,825
Minatitlan		10,559		6,156		4,838		2,023		3,062		26,638

Total	Ps.	505,393	Ps.	650,992	Ps.	952,772	Ps.	1,147,105	Ps.	160,498	Ps.	3,416,760

(1)	Expressed in adjusted pesos as of December 31, 2006 based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	The master development plan for Cancun airport was modified in the fourth quarter of 2005 to reflect our decision to build a new terminal rather than implement extensive expansion and remodeling of existing terminals, and to reflect an accelerated timetable for the construction of a second runway once the necessary land to construct it is received from the government. The Ministry of Communications and Transportation approved the modified plan and recognized Ps. 1,433 million in investments as of December 31, 2006.

     The following table sets forth our historical capital expenditures made with respect to the regulated and unregulated parts of our business in the periods indicated.
Capital Expenditures

Year ended December 31,	(thousands of pesos)(1)
2004	Ps.	442,937
2005		715,010
2006(2)		1,040,633

(1)	Expressed in constant pesos with purchasing power as of December 31, 2006.

(2)	Does not include the Ps. 48.3 million in connection with the re-opening of Terminal 1 at the Cancun airport.
     In 2006, we spent Ps. 1,040.6 million for the construction of the Terminal 3 building at the Cancun airport, which began operation in May 2007. In 2005, we spent Ps. 715.0 million for purchases of machinery, furniture and equipment principally for the Cancun, Villahermosa and Merida airports. In 2004, we spent Ps. 442.9 million for such purchases principally for the Cancun, Huatulco and Veracruz airports.
     Although we currently intend to fund the investments and working capital required by our business strategy through cash flow from operations, we may incur debt to finance all or a portion of these investments in the future.
BUSINESS OVERVIEW
     We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our concessions include the concession for Cancun International Airport, the second busiest airport in Mexico in 2006 in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. We also hold concessions to operate the airports in Cozumel, Huatulco, Merida, Minatitlan, Oaxaca, Tapachula, Veracruz and Villahermosa.
     Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with 21.3 million visitors in 2006, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2006 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.
     Cancun and its surroundings were the most frequently visited international tourism destination in Mexico in 2006, according to the Mexican Ministry of Tourism. Cancun International Airport represented 72.0%, 69.8% and 70.6% of our passenger traffic volume and 76.4%, 74.9% and 75.6% of our revenues in 2004, 2005 and 2006, respectively. At December 31, 2006, Cancun had approximately 23,824 hotel rooms, according to the Mexican Ministry of

Tourism. We believe that Cancun International Airport is positioned to benefit from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas. According to the Mexican National Trust for Tourism Development, the Mayan Riviera had approximately 31,397 hotel rooms as of December 31, 2006.
     Our airports served approximately 13.9 million passengers in 2004, approximately 13.3 million passengers in 2005 and approximately 13.8 million passengers in 2006. For year-by-year passenger figures, see “—Our Airports.”
     The United States currently is a significant source of passenger traffic volume in our airports. In 2004, 2005 and 2006, international passengers represented 61.6%, 60.7% and 58.2% respectively, of the total passenger traffic volume in our airports. In 2004, 2005 and 2006, 69.4%, 69.0% and 66.1% respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States. As of December 31, 2006, 18 Mexican and 104 international airlines, including U.S.-based airlines such as American Airlines and Continental Airlines, were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.
Aeronautical Services
     The following table sets forth our revenues for the period presented.

	2004		2005		2006
	(thousands of pesos)
Revenues:
Aeronautical Services	Ps.	1,602,630	Ps.	1,520,152	Ps.	1,587,904
Non-Aeronautical Services		521,961		627,308		651,057

Total	Ps.	2,124,591	Ps.	2,147,460	Ps.	2,238,961

     Aeronautical services represent the most significant source of our revenues. In 2004, 2005 and 2006, aeronautical revenues represented approximately 75.4%, 70.8% and 70.9%, of our total revenues, respectively. All of our revenues from aeronautical services are regulated under the “dual-till” price regulation system applicable to our airports.
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
Passenger Charges
     We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline. As of December

2006, the charge for international passengers is U.S.$17.50 and the charge for domestic passengers is Ps. 146.5(nominal pesos) for Cancun and Veracruz airports. For Cozumel, Huatulco and Merida, Oaxaca and Villahermosa, and Minatitlan and Tapachula, we charge international passengers U.S.$15.20, $11.40, $16.15 and $19.70 and domestic passengers Ps. 140.80, 105.60, 149.60 and 183.00 (nominal pesos), respectively. International passenger charges are currently dollar-denominated, but generally collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In each of 2005 and 2006, passenger charges represented 80.0% and 76.9% respectively of our aeronautical revenues and 56.7% and 54.6% respectively, of our total revenues. From time to time we have offered discounts on passenger charges at certain of our airports.
Aircraft Landing and Parking Charges, Passenger Walkway Charges and Airport Security Charges
     We collect various charges from carriers for the use of our facilities by their aircraft and passengers. For each aircraft’s arrival, we collect a landing charge that is based on the average of the aircraft’s maximum takeoff weight and the aircraft’s weight without fuel. We also collect aircraft parking charges based on the time an aircraft is at an airport’s gate or parking position. Parking charges at several of our airports vary based on the time of day that the relevant service is provided (with higher fees generally charged during peak usage periods at certain of our airports). We collect aircraft parking charges the entire time an aircraft is on our aprons. Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway. We also assess an airport security charge, which is collected from each airline based on the number of its departing passengers. We provide airport security services at our airports through third-party contractors. We also provide firefighting and rescue services at our airports.
     Landing charges represented 7.6%, 8.0% and 7.4%, of our aeronautical revenues and 5.7%, 5.7% and 5.3%, of our total revenues in 2004, 2005 and 2006, respectively. Aircraft parking charges represented 8.8%, 8.9% and 12.3%, of our aeronautical revenues and 6.6%, 6.3% and 8.7%, of our total revenues in 2004, 2005 and 2006, respectively. Airport security charges represented 2.0%, 1.5% and 1.4%, of our aeronautical revenue and 1.6%, 1.1% and 1.0%, of our total revenues in 2004, 2005 and 2006, respectively. Passenger walkway charges represented 1.6%, 1.6% and 1.9%, of our aeronautical revenues and 1.1%, 1.1% and 1.3%, of our total revenues in 2004, 2005 and 2006, respectively.
Non-aeronautical Services
General
     Non-aeronautical services have historically generated a proportionately smaller portion of our revenues. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2004, 2005 and 2006, revenues from non-aeronautical services represented 24.6%, 29.2% and 29.1% respectively, of our total revenues, of which 78.0%, 77.1% and 77.3% respectively, were derived from commercial revenues as defined under the Mexican Airport Law.
     Currently, the leasing of space in our airports to airlines and other commercial tenants represents the most significant source of our revenues from non-aeronautical services. Although certain of our revenues from non-aeronautical services are regulated under our “dual-till” price regulation system, our revenues from commercial activities (other than the lease of space to airlines and other airport service providers that is considered essential to an airport) are not regulated.
Commercial Activities
     Leading international airports generally generate an important portion of their revenues from commercial activities. An airport’s revenues from commercial activities is largely dependent on passenger traffic, its passengers’ level of spending, terminal design, the mix of commercial tenants and the basis of fees charged to businesses operating in the airport. Revenues from commercial activities also depend substantially on the percentage of traffic represented by international passengers due to the revenues generated from duty-free shopping.
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
     In 2006, we opened 11 new retail stores in our Cancun, Merida, Oaxaca, Villahermosa and Huatulco airports, and also entered into long-term agreements relating to commercial activities in Cancun airport’s new Terminal 3. In October 2006, we entered into an agreement with Aldeasa México, S.A. de C.V. for the operation of the duty-free shops to be located in Terminal 3. The agreement will run for ten years from the date of the opening of Terminal 3’s duty-free shops in 2007. The new duty-free shops will cover approximately 1,800 square meters and will have a walk-through layout. The agreement also provides for an increase in the rent paid by Aldeasa on its existing duty-free shops in our Cancun airport’s Terminal 2, Cozumel and Merida, as well as an extension of the terms of the leases on these stores.
     In June 2006, we entered into a ten-year agreement with AB T3, S.A. de C.V. to provide food and beverage services at our Cancun airport’s new Terminal 3. The facilities at Terminal 3 include 2000 square meters of food and beverage retail space, comprising a total of 10 units, with brands and concepts aimed at providing the airport’s international passengers with world-class service. Additionally, as of July 1, 2006, AB T2, S.A. de C.V. assumed responsibility for the operation of the restaurant and snack bar at the Cancun airport’s Terminal 2 that were previously operated directly by the Cancun airport. Our contract with the current provider, Mera Aeropuertos, S.A de C.V., was also extended, with an amendment to provide for a higher concession fee paid by the leaseholder. These facilities had been part of

ASUR’s direct commercial operations since May 2004. AB T2, AB T3, and Mera Aeropuertos are all affiliates of Controladora Mera, S.A. de C.V.
     We estimate that prior to 2000 revenues from commercial activities in our terminals accounted for less than 15% of the total revenues generated by our airports. In contrast, we believe that revenues from commercial activities account for 25% or more of the consolidated revenues of many leading international airports. Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in our airports.
     Within our nine airports, we leased approximately 235 commercial premises as of December 31, 2006, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenant in terms of occupied space and revenue in 2006 were Aldeasa and Mera Aeropuertos and its affiliates. Generally, concessionaires pay a monthly fee based on the higher of a fixed amount or a percentage of their revenues.
     We are currently involved in legal proceedings in which we are seeking a confirmation of our right to terminate certain lease agreements upon the expiration of their term. These proceedings include litigation involving the duty-free stores in Cancun, Terminal 2. Although we cannot predict when these proceedings will end, we expect that they will ultimately be resolved in our favor.
     In April 2005, the International Court of Arbitration issued a final ruling requiring Dufry Mexico, S.A. de C.V., among other requirements, to deliver one of the duty-free stores that it operated in the Cancun airport and to pay Ps. 41.1 million to ASUR. Dufry complied with this ruling by making payment of Ps. 7.3 million in May 2005 and Ps. 33.8 million in August 2005.
Access Charges
     At each of our airports, we earn revenues from charging access fees to various third-party providers of complementary services, including luggage check-in, sorting and handling, aircraft servicing at our gates, aircraft cleaning, cargo handling, aircraft catering services and assistance with passenger boarding and deplaning. Our revenues from access charges are regulated under our “dual-till” price regulation system. Under current regulations, each of these services may be provided by the holder of an airport concession, by a carrier or by a third party hired by a concession-holder or a carrier. Typically, these services are provided by third parties, whom we charge an access fee based on a percentage of revenues that they earn at our airports. Six different contractors provide handling services at our nine airports.
     Consorcio Aeromexico, the parent of the Aeromexico airline, and Grupo Mexicana together own Servicios de Apoyo en Tierra or “SEAT,” a company that provides certain complementary services, such as baggage handling, to various carriers at airports throughout Mexico. SEAT operated at our airports prior to our commencement of operations under our concessions and continues to do so. Under the Mexican Airport Law, third-party providers of complementary services are required to enter into agreements with the respective concession holder at that airport, which we did as of December 27, 2000.

     Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services. SEAT is currently the sole provider of baggage handling services at five of our airports. If SEAT ceased to provide such services directly, we could be required to provide these services or find a third party to provide such services.
Automobile Parking and Ground Transport
     Each of our airports has public car parking facilities consisting of open-air parking lots. The only airport at which we do not charge parking fees is Cozumel. In 2004, 2005 and 2006, our revenues from parking lot fees were Ps. 27.7 million, Ps.34.0 million and Ps.37.7 million, respectively. Revenues from parking at our airports currently are not regulated, although they could become regulated upon a finding by the Mexican Antitrust Commission that there are no competing alternatives.
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
Airport Security
     The General Office of Civil Aviation, Mexico’s federal authority on aviation, and the Office of Public Security issue guidelines for airport security in Mexico. At each of our airports, security services are provided by independent security companies that we hire. In recent years, we have undertaken various measures to improve the security standards at our airports. These measures included increasing the responsibilities of the private security companies that we hire, the implementation in accordance with regulations issued by the International Civil Aviation Organization (ICAO) of integrated computer tomography and baggage detection system for international and domestic flights to detect explosive traces, the modernization of our carry-on luggage scanning and security equipment, the implementation of strict access control procedures to the restricted areas of our airports and the installation of a closed-circuit television monitoring system in some of our airports.
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
     To comply with these directives, we reinforced security by:
•	increasing and improving the security training of airport personnel,

•	increasing the supervision and responsibilities of both our security personnel and airline security personnel that operate in our airports,

•	issuing new electronic identification cards to airport personnel,

•	reinforcing control of different access areas of our airports, and

•	physically changing the access points to several of the restricted areas of our airports.
     Airlines have also contributed to the enhanced security at our airports as they have adopted new procedures and rules issued by the General Office of Civil Aviation applicable to airlines. Some measures adopted by the airlines include adding more points for verification of passenger identification, inspecting luggage prior to check-in and reinforcing controls over access to airplanes by service providers (such as baggage handlers and food service providers). As of January 1, 2006, we are providing additional services to the airlines, including providing facilities to assist airlines in complying with requirements to screen all checked baggage on international flights. We began providing similar assistance to domestic flights as of July 1, 2006.
Fuel
     All airport property and installations related to the supply of aircraft fuel were retained by the Mexican Airport and Auxiliary Services Agency in connection with the opening of Mexico’s airports to private investment. Pursuant to our concessions, the Mexican Airport and Auxiliary Services Agency has entered into agreements obligating it to pay each of our subsidiary concession holders a fee for access to our facilities equivalent to 1% of the service charge for fuel supply. In the event that the Mexican government were to privatize fuel supply activities in the future, the terms of our concessions provide that it will do so through a competitive bidding process.
Our Airports
     In 2006, our airports served a total of 13.8 million passengers, approximately 58.2% of which were international passengers. In 2005, our airports served a total of 13.3 million passengers, approximately 60.7% of which were international passengers. In 2004, our airports served a total of 13.9 million passengers, approximately 61.6% of which were international passengers. In 2004, 2005 and 2006, Cancun International Airport accounted for 72.0%, 69.8% and 70.6% of the passenger traffic volume and 76.4%, 74.9% and 75.6% of revenues, respectively, from our nine airports.
     All of our airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

     The following table sets forth the number of passengers served by our airports based on flight origination or destination.
Passengers by Flight Origin or Destination(1)
(in thousands)

						Percentage of
Region	2002	2003	2004	2005	2006	Total 2006
Mexico(2)	4,814	5,309	5,620	5,493	6,016	43.7%
United States	4,438	4,925	5,928	5,580	5,301	38.5%
Europe	790	985	1,265	1,201	1,354	9.8%
Canada	632	712	805	767	851	6.2%
Latin America	315	256	279	280	255	1.8%
Asia and others	8	3	0	0	3	0.0%
Total	10,997	12,190	13,897	13,321	13,780	100%

(1)	Figures exclude passengers in transit and private aviation passengers.

(2)	Figures include domestic flights taken by international passengers; in 2006, such flights accounted for 1.8%.
     In 2004, 2005 and 2006, approximately 83.5%, 84.3% and 80.6% respectively, of our domestic passengers traveled to or from Mexico City.
     The following table sets forth the total traffic volume and air traffic movements in our nine airports for the periods presented:
Airport Traffic
(in thousands)

	Year ended December 31,
	2002	2003	2004	2005	2006
Passengers:
Total	10,996.6	12,190.0	13,897.3	13,321.3	13,779.9

Air traffic movements:(1)
Total	194.9	198.0	219.8	209.9	220.5

(1)	Includes landings and departures, in thousands. Air traffic movement data include the Cancun charter terminal for all periods, because ASUR earned landing fees from all landings regardless of the terminal used.

     The following table sets forth the passenger traffic volume for each of our airports during the periods indicated:
Passenger Traffic
(in thousands)

	Year ended December 31,
	2002	2003	2004	2005	2006
Cancun	7,718.0	8,684.2	10,010.7	9,301.5	9,728.1
Merida	849.6	899.6	931.1	1,021.9	1,007.2
Cozumel	445.9	455.8	584.4	486.6	370.7
Villahermosa	499.1	599.7	673.3	717.4	725.0
Oaxaca	433.2	461.0	543.2	563.7	495.6
Veracruz	479.6	514.6	563.5	579.4	718.0
Huatulco	268.4	259.4	270.8	312.0	375.3
Tapachula	176.8	184.8	193.8	192.3	188.1
Minatitlan	126.0	130.9	126.5	146.5	171.9

Total	10,996.6	12,190.0	13,897.3	13,321.3	13,779.9

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2002	2003	2004	2005	2006
Cancun	82,730	87,347	97,575	93,761	97,228
Merida	22,827	24,213	26,534	25,449	27,610
Cozumel	14,015	12,813	14,355	13,381	12,122
Villahermosa	18,244	20,299	22,267	19,892	21,098
Oaxaca	15,479	15,111	17,502	17,796	16,148
Veracruz	19,034	19,737	22,228	20,520	24,905
Huatulco	5,922	5,461	6,152	6,996	7,179
Tapachula	12,032	7,658	7,686	6,169	6,621
Minatitlan	4,602	5,362	5,598	5,937	7,625

Total	194,885	198,001	219,897	209,901	220,536

(1)	Includes departures and landings.
     The following table sets forth the air traffic movements in our airports for the periods indicated in terms of commercial, charter and general aviation:
Air Traffic Movements by Aviation Category

	Year ended December 31,
	2002	2003	2004	2005	2006
Commercial Aviation	147,362	143,788	162,596	157,686	168,711
Charter Aviation	14,700	22,535	23,061	20,004	17,747
General Aviation(1)	32,823	31,678	34,240	32,211	34,078

Total	194,885	198,001	219,897	209,901	220,536

(1)	General aviation generally consists of small private aircraft.

Cancun International Airport
     Cancun International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2006, Cancun International Airport was the second busiest airport in Mexico in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. The airport is located approximately 16 kilometers (ten miles) from the city of Cancun, which has a population of approximately 519,000. In 2004, 2005 and 2006, approximately 7.8 million, 7.5 million and 9.7 million passengers, respectively, traveled through Cancun International Airport’s main terminal. Of these passengers, in 2004, 2005 and 2006, 77.6%, 78.5%, and 75.1% respectively, were international passengers. A substantial majority of the airport’s international passengers (69.4% in 2004, 69.0% in 2005 and 65.9% in 2006) began or ended their travel in the United States. The airport’s most important points of origin and destination are Mexico City, Miami, Houston, Dallas and New York. Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the U.S. economy.”
     During 2006, approximately 100,000 passengers traveled through the charter terminal (Terminal 1) in Cancun International Airport. Combined with the 9.6 million passengers that traveled through the main terminal (Terminal 2), a total of 9.7 million passengers were served by Cancun International Airport in 2006.
     Cancun is located in the state of Quintana Roo. Cancun and its surroundings was the most visited international tourism destination in Mexico in 2006, according to the Mexican Ministry of Tourism. According to the Mexican National Trust for Tourist Development, the Cancun area had approximately 23,824 hotel rooms as of December 31, 2006. Although Cancun may be reached by land, sea or air, we believe most tourists arrive by air through Cancun International Airport. Cancun is between approximately one and a half and five hours by air from all major cities in the United States and 10 to 13 hours by air from most major European cities.
     Cancun is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancun International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancun south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican National Trust for Tourism Development, the greater Cancun area (including the Mayan Riviera) was estimated to have an aggregate of approximately 55,221 hotel rooms as of December 31, 2006.
     Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancun as a tourist destination. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the U.S. economy.”
     As part of our commercial strategy, in the fourth quarter of 2005 we completed an expansion of 8,224 square meters (approximately 88,621 square feet) and a remodeling of 1,387 square meters (approximately 14,445 square feet), giving us a total of 69,584 square meters (approximately 749,004 square feet) of which 10,147 square meters (109,221 square feet) are for commercial use in Cancun International Airport’s main terminal. We are currently pursuing the eviction of several commercial tenants that occupy a small part of this area. In April 2006, we obtained a license to develop cargo facilities at the airport, which are currently being operated by Asur Carga, S.A. de C.V.
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
     The airport’s facilities include Terminal 1 (the charter terminal), Terminal 2 (the main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the new terminal that commenced operations in May 2007 as described below) and a general aviation building that handles private aircraft. The airport has 33 gates, ten of which are accessible by passenger walkways. The main terminal has nine gates accessible by passenger walkways, and the charter terminal has one gate that is accessible by a passenger walkway.
     The airport’s main terminal (including the satellite terminal wing) has a total area of approximately 49,011 square meters (approximately 527,285 square feet). The charter terminal in Cancun International Airport, which we acquired on June 30, 1999, has an additional 20,500 square meters (approximately 220,500 square feet).
     On December 6, 2005, we began construction on Terminal 3, which we opened on May 17, 2007, and which began operations on May 18, 2007. With a total investment of approximately U.S.$100 million, Terminal 3 constitutes our most ambitious investment project to-date. Terminal 3 will double international passenger capacity at Cancun International Airport. The new building, measuring a total area of 42,000 square meters (approximately 452,084 square feet), will feature 84 check-in counters and 11 boarding gates with boarding bridges, as well as four gates served by buses. The terminal will feature state-of-the-art passenger information systems and security equipment, including the first CT scanning system in Mexico for all checked baggage.
     As of December 2004, we charge taxis and passenger vans an access fee of Ps. 15.0, and buses an access fee of Ps. 25.0, upon entering the airport.
     On October 21, 2005, Hurricane Wilma struck the Yucatan Peninsula, causing severe damage to the infrastructure of the Cancun airport and to our administrative office building in Cancun. The airport’s power sources, as well as its control tower and air navigation systems, were knocked out. Cancun airport closed on October 21 at approximately 6:00 p.m. and reopened on October 24 at approximately 8:00 a.m. Airport operations did not return to normal for several weeks.

In July 2005, we temporarily closed the Cancun airport for approximately 16 hours as a safety precaution in anticipation of Hurricane Emily.
     In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek a concession from the Mexican federal government to build and operate a new airport in the Mayan Riviera region of the state, which is currently served primarily by Cancun International Airport. The President of Mexico has publicly announced the intention, at some point in the future, of the Mexican federal government to initiate a public bidding process to build an airport to service the Mayan Riviera. ASUR has no further details on the construction or projected opening of the airport and is unable to predict the effect that it may have on our passenger traffic or operating results if the project is successfully carried out.
     In January 2005, Aeropuerto de Cancun, S.A. de C.V. made equity contributions to Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V. and Aeropuerto de Minatitlan, S.A. de C.V. As a result, Aeropuerto de Cancun, S.A. de C.V. currently has equity participation of 24.2%, 18.1%, 8.9%, 30.0% and 30.0% in these airports, respectively.
Merida International Airport
     Merida International Airport serves the inland city of Merida, which has a population of approximately 920,000, and surrounding areas in the state of Yucatan. Merida International Airport ranked second among our airports in 2006 in terms of passenger traffic and contribution to revenues. During 2004, 2005 and 2006, Merida International Airport served 931,127, 1,021,902 and 1,007,210 passengers, respectively, the substantial majority of which were domestic. The airport’s primary point of origin and destination is Mexico City.
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
     In 2004, 2005 and 2006, approximately 19,152, 19,105 and 16,638 metric tons of cargo, respectively, were transported through Merida International Airport, making it our leading airport in terms of cargo volume. In 2004, 2005 and 2006, Merida represented approximately 46.6%, 45.1% and 39.17% respectively, of our total cargo volume. We have considered opportunities for developing the Merida cargo facilities, but we have no plans to pursue such opportunities at this time.

     There is currently one business operating under a long-term lease in Merida International Airport with Grupo de Desarrollo del Sureste, S.A. de C.V. (GDS), which will terminate on January 1, 2009. This lease allows GDS to construct and develop the airport’s air cargo terminal. Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.
     In July 2005, we closed our Merida airport for eight hours as a safety precaution in anticipation of Hurricane Emily.
Cozumel International Airport
     Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2004, 2005 and 2006, 584,444, 486,616 and 370,712 passengers, respectively, traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 2.5 million and 2.4 million cruise ship visitors in 2005 and 2006, respectively. Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers. The airport’s most important points of origin and destination are Houston, Dallas and Cancun. The island of Cozumel has a population of approximately 71,000.
     As part of our commercial strategy, at Cozumel International Airport’s main terminal we completed an expansion of 2,218 square meters (approximately 23,900 square feet) and a remodeling of 1,132 square meters (approximately 12,200 square feet) in 2001, giving us a main terminal building with a total of 7,258 square meters (78,100 square feet) of which 610 square meters (6,600 square feet) are for commercial use.
     The airport has a commercial runway with a length of 2,700 meters (1.7 miles). The airport has one main commercial terminal, with four remote boarding positions. The airport also has a general aviation building for small private aircraft.
     On October 21, 2005, Hurricane Wilma struck the Yucatan Peninsula, causing severe damage to the infrastructure of the Cozumel airport. The airport’s power source, as well as its control tower and air navigation systems, were disrupted. Cozumel airport closed on October 21 at approximately 3:00 p.m. and reopened on October 23 at approximately 9:00 a.m. Airport operations did not return to normal for several weeks.
     In July 2005, we temporarily closed the Cozumel airport for 21 hours as a result of Hurricane Emily. In September 2004, we closed Cozumel airport for approximately 36 hours as a safety precaution in anticipation of hurricane Ivan. Approximately 9 flights were cancelled, and no recorded damage or passenger injuries resulted.
Villahermosa International Airport
     Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of approximately 658,000. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry. During 2004, 2005 and 2006, the airport served 673,313, 717,413 and 725,032 passengers, respectively, substantially all of which arrived on domestic flights. The airport’s most important point of origin and destination is Mexico City.
     The airport has one runway with a length of 2,200 meters (1.4 miles). The airport’s main terminal has six remote parking positions, with three served by boarding bridges.
     As a result of a modernization project carried out in 2006 the airport’s commercial aviation apron was extended by a total of 12,521 square meters (134,634.41 square feet), representing an increase of 87%. The terminal building was expanded from 5,463 square meters (58,741.93 square feet) to 9,678 square meters (104,064.52 square feet), representing an increase of 77%.
Oaxaca International Airport
     Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of approximately 511,000. The airport served 543,238, 563,656 and 495,623 passengers in 2004, 2005 and 2006, respectively, most of which were domestic. The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport’s most important point of origin and destination is Mexico City.
     The airport has one runway with a length of 2,450 meters (1.5 miles) and a main terminal building with five remote positions. The airport also includes a general aviation building for small private airplanes with 20 positions.
     Ongoing public demonstrations in the city of Oaxaca that began as a teachers’ strike in May 2006 have adversely affected passenger traffic to Oaxaca International Airport. See “Risk Factors—Risks Relating to Mexico.”
Veracruz International Airport
     Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of approximately 600,000. Veracruz is the busiest port in Mexico in terms of commercial traffic, and is the location of the country’s largest container terminal. According to the Mexican Bureau of Ports, Veracruz accounted for 13.85% of all waterborne cargo handled by Mexican ports in 2006. In 2004, 2005 and 2006, the airport served 563,511, 579,449 and 717,960 passengers, respectively. Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.
     The airport has two perpendicular runways, one with a length of 2,400 meters (1.5 miles) and another with a length of 1,523 meters (1.0 miles). The airport has one main commercial terminal. The airport also has a general aviation building for small private aircraft with 23 positions.

     The original 4,065 square meters (43,700 square feet) of the terminal building at the airport were remodeled in 2005, and an extension of 2,000 square meters (21,500 square feet) was added, representing an increase of 49%. In addition, special collapsible jetways were built to protect passengers during boarding and disembarking, along with a new international baggage reclaim facility and bigger, newer offices and facilities for federal authorities.
Huatulco International Airport
     Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast. Huatulco has a population of approximately 14,000, and was developed as a tourist resort in the late 1980s. The airport served 270,757, 312,055 and 375,276 passengers in 2004, 2005 and 2006, respectively, most of which were domestic. The substantial majority of the airport’s passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic. The airport’s most important points of origin and destination are Mexico City, Monterrey and Oaxaca.
     The airport has one runway with a length of 2,700 meters (1.7 miles). The airport’s main terminal has three remote positions. The airport has a general aviation building for small private airplanes with 8 positions.
Tapachula International Airport
     Tapachula International Airport serves the city of Tapachula, which has a population of approximately 199,000 and is located in the state of Chiapas. In 2004, 2005 and 2006, the airport served 193,573, 192,326 and 188,053passengers, respectively, substantially all of which were domestic. The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport’s most important point of origin and destination is Mexico City.
     The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one main terminal with three remote boarding positions. The airport also has a general aviation building for small private aircraft with 24 boarding positions.
Minatitlan Airport
     Minatitlan Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlan. The metropolitan area comprised of these three cities has a population of approximately 541,000. In 2004, 2005 and 2006, the airport served 126,497, 146,485 and 171,890 passengers, respectively. In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque. The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses. Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.

     On August 21, 2006, the Ministry of Communications and Transportation declared Minatitlan Airport an international airport. As of today, we are exploring the possibility of commencing international operations there.
     The airport has one runway with a length of 2,100 meters (1.3 miles). The airport’s main terminal has three remote parking positions. The airport has a general aviation building for small private airplanes with 30 boarding positions.
Principal Air Traffic Customers
     As of December 31, 2006, 104 international airlines and 18 Mexican airlines operated flights at our nine airports (including airlines operating in the charter terminal in Cancun International Airport and airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.
     Grupo Mexicana, whose subsidiaries include Mexicana and Click Mexicana (formerly known as Aerocaribe), operates the most flights at our airports, with Grupo Aeromexico providing the second highest number of flights. Grupo Mexicana is owned by Grupo Posadas, S.A. de C.V., the largest hotel operator in Mexico, one of whose board members is our Chairman and CEO, Fernando Chico Pardo. Grupo Aeromexico and Grupo Mexicana also control other airlines operating in our airports, including Aerocozumel and Aeromexpress, as well as the largest provider of baggage and ramp handling services at our airports, Servicios de Apoyo en Tierra, or SEAT.
     Among foreign airlines, American Airlines and Continental Airlines operate the greatest number of flights to and from our airports. In 2004, American Airlines and Continental Airlines accounted for 6.8% and 5.4%, respectively, of our total revenues. In 2005, American Airlines and Continental Airlines accounted for 6.1% and 5.1%, respectively, of our total revenues. In 2006, American Airlines and Continental Airlines accounted for 5.8% and 4.7%, respectively, of our revenues.
     The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2004, 2005 and 2006:
Principal Air Traffic Customers

	Percentage of ASUR Revenues
	Year ended December 31,
	2004	2005	2006
Customer
Compania Mexicana de Aviacion, S.A. de C.V. (Mexicana)	9.6%	10.4%	9.1%
American Airlines	6.8%	6.1%	5.8%
Aerovias de Mexico, S.A. de C.V. (Aeromexico)	6.2%	5.1%	5.9%
Continental Airlines	5.4%	5.1%	4.7%
Aerovias Caribe, S.A. de C.V. (Click)	3.3%	3.3%	3.5%
Aviation Support S.A. de C.V.	2.0%	2.2%	2.9%
Aviacion Comercial Especializada S.A. de C.V.	4.0%	3.8%	3.0%
Comercializadora de Productos en Aeropuertos	0%	0.3%	0.0%
Consorcio Aviacsa, S.A. de C.V.	3.6%	4.3%	4.2%
American Trans Air	1.3%	1.1%	0.0%
Petroservicios de Mexico, S.A. de C.V.	2.5%	2.1%	0.5%
Other	55.3%	56.2%	60.4%
Total	100.0%	100%	100. %

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
Competition
     Since our business is substantially dependent on international tourists, our principal competition is from competing tourist destinations. We believe that the main competitors to Cancun are vacation destinations in Mexico, such as Acapulco, Puerto Vallarta and Los Cabos, and elsewhere such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean island and Central American resorts. In March 2000, a new airport opened in Chichen Itza. This airport is operated by the former operator of the charter terminal in Cancun Airport. In addition, the Mexican government has announced its intention, at some point in the future, to grant a concession for a new airport in the Mayan Riviera through a public bidding process. In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek any such concession that may be granted. Currently, the Mayan Riviera is served primarily by Cancun Airport. ASUR has no further details on the construction or projected opening of the airport and is unable to predict the effect that it may have on our passenger traffic or operating results if the project is successfully carried out.
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
     Excluding Cancun Airport, our airports generally do not face significant competition. The Mexican Airport and Auxiliary Services Agency currently operates seven small airports in Mexico’s southeast region. The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 10% of the passenger traffic in the region.

REGULATORY FRAMEWORK
Sources of Regulation
     The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:
•	the Mexican Airport Law, enacted December 22, 1995,

•	the regulations to the Mexican Airport Law, enacted February 17, 2000,

•	the Mexican Communications Law, enacted February 19, 1940,

•	the Mexican Civil Aviation Law, enacted May 12, 1995,

•	the Mexican Federal Duties Law, enacted December 31, 1981,

•	the Mexican National Assets Law, enacted May 20, 2004, and

•	the concessions that entitle our subsidiaries to operate our nine airports, which were granted in 1998 and amended in 1999.
     The Mexican Airport Law and the regulations to the Mexican Airport Law establish the general framework regulating the construction, operation, maintenance and development of Mexican airport facilities. The Mexican Airport Law’s stated intent is to promote the expansion, development and modernization of Mexico’s airport infrastructure by encouraging investment and competition.
     Under the Mexican Airport Law, a concession granted by the Ministry of Communications and Transportation is required to construct, operate, maintain or develop a public service airport in Mexico. A concession generally must be granted pursuant to a public bidding process, except for: (i) concessions granted to (a) entities considered part of “the federal public administration” as defined under Mexican law and (b) private companies whose principal stockholder may be a state or municipal government; (ii) concessions granted to operators of private airports (who have operated privately for five or more years) wishing to begin operating their facilities as public service airports; and (iii) complementary concessions granted to existing concession holders. Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand. In 1998, the Ministry of Communications and Transportation granted nine concessions to operate, maintain and develop the nine principal airports in Mexico’s southeast region to our subsidiaries. Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process. Each of our concessions was amended on March 19, 1999 in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

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
     To our knowledge, the constitutionality of the Mexican National Assets Law has not been challenged in Mexico’s court system. If challenged in the future, a court could declare the tax void or determine an alternate amount. We do not expect this tax to materially affect our results of operations or financial condition.
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
•	grant, modify and revoke concessions for the operation of airports,

•	establish air transit rules and rules regulating take-off and landing schedules through the Mexican air traffic control authority,

•	take all necessary action to create an efficient, competitive and non-discriminatory market for airport-related services,

•	approve any transaction or transactions that directly or indirectly may result in a change of control of a concession holder,

•	approve the master development plans prepared by each concession holder every five years,

•	determine each airport’s maximum rates,

•	approve any agreements entered into between a concession holder and a third party providing airport or complementary services at its airport,

•	establish safety regulations,

•	monitor airport facilities to determine their compliance with the Mexican Airport Law, other applicable laws and the terms of the concessions, and

•	impose penalties for failure to observe and perform the rules under the Mexican Airport Law, the Mexican Airport Law regulations and the concessions.
     In addition, under the Mexican Organic Law of the Federal Public Administration, the Mexican Airport Law and the Mexican Civil Aviation Law, the Ministry of Communications and Transportation is required to provide air traffic control, radio assistance and aeronautical communications at Mexico’s airports. The Ministry of Communications and Transportation provides these services through SENEAM, the Mexican air traffic control authority, which is a division of the Ministry of Communications and Transportation. Since 1978, the Mexican air traffic control authority has provided air traffic control for Mexico’s airports.
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
Scope of Concessions and General Obligations of Concession Holders
     As authorized under the Mexican Airport Law, each of the concessions held by our subsidiaries is for an initial 50-year term from November 1, 1998. This initial term of each of our concessions may be renewed in one or more terms for up to an additional 50 years, subject to the concession holder’s acceptance of any new conditions imposed by the Ministry of Communications and Transportation and to its compliance with the terms of its concession.
     The concessions held by our subsidiary concession holders allow the relevant concession holder, during the term of the concession, to: (i) operate, maintain and develop its airport and carry out any necessary construction in order to render airport, complementary and commercial services as provided under the Mexican Airport Law and the Mexican Airport Law regulations; and (ii) use and develop the assets that comprise the airport that is the subject of the concession (consisting of the airport’s real estate and improvements but excluding assets used in connection with fuel supply and storage). These assets are government-owned assets, subject to the Mexican National Assets Law. Upon expiration of a concession, these assets automatically revert to the Mexican government.
     Substantially all of contracts entered into by the Mexican Airport and Auxiliary Services Agency with respect to each of our airports have been assigned to the relevant concession holder for each airport. As part of this assignment, each concession holder agreed to indemnify the Mexican Airport and Auxiliary Services Agency for any loss suffered by the Mexican Airport and Auxiliary Services Agency due to the concession holder’s breach of its obligations under an assigned agreement.
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
•	Airport Services. Airport services may be rendered only by the holder of a concession or a third party that has entered into an agreement with the concession holder to provide such services. These services include: —the use of airport runways, taxiways and aprons for landing, aircraft parking and departure, —the use of hangars, passenger walkways, transport buses and automobile parking facilities, —the provision of airport security services, rescue and firefighting services, ground traffic control, lighting and visual aids, —the general use of terminal space and other infrastructure by aircraft, passengers and cargo, and —the provision of access to an airport to third parties providing complementary services (as defined in the Mexican Airport Law) and third parties providing permanent ground transport services (such as taxis).

•	Complementary Services. Complementary services may be rendered by an airline, by the airport operator or by a third party under agreements with airlines or the airport operator. These services include: —ramp and handling services, —passenger check-in, and —aircraft security, catering, cleaning, maintenance, repair and fuel supply and related activities that provide support to air carriers.

•	Commercial Services. Commercial services involve services that are not considered essential to the operation of an airport or aircraft, and include: —the leasing of space to retailers, restaurants and banks, and —advertising.
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

Master Development Plans
     Concession holders are also required to submit to the Ministry of Communications and Transportation a master development plan describing, among other things, the concession holder’s construction and maintenance plans.
     Each master development plan is for a fifteen-year period and is required to be updated every five years and resubmitted for approval to the Ministry of Communications and Transportation. Upon such approval, the master development plan is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder’s master development plan or upon approval by the Ministry of Communications and Transportation. Information required to be presented in the master development plan includes:
•	airport growth and development expectancies,

•	15-year projections for air traffic demand (including passenger, cargo and operations),

•	construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities and equipment,

•	five-year detailed investment program and planned major investments for the following ten years,

•	probable sources of financing,

•	descriptive airport plans, and

•	environmental protection measures.
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
     Changes to a master development plan and investment program require the approval of the Ministry of Communications and Transportation, except for emergency repairs and minor works that do not adversely affect an airport’s operations.
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
Committed Investments

	Year ended December 31,
	2004		2005		2006		2007		2008		Total
	(thousands of pesos)(1)
Cancun(2)	Ps.	334,960	Ps.	432,206	Ps.	847,797	Ps.	1,052,919	Ps.	83,298	Ps.	2,751,180
Merida		25,184		27,710		46,255		31,188		2,321		132,658
Cozumel		10,598		68,984		12,442		16,280		10,828		119,132
Villahermosa		47,407		63,602		6,360		11,892		1,303		130,564
Oaxaca		21,502		21,150		10,257		6,624		4,829		64,362
Veracruz		25,161		21,287		11,616		11,205		1,496		70,765
Huatulco		9,820		5,450		3,990		6,816		52,560		78,636
Tapachula		20,202		4,447		9,217		8,158		801		42,825
Minatitlan		10,559		6,156		4,838		2,023		3,062		26,638

Total	Ps.	505,393	Ps.	650,992	Ps.	952,772	Ps.	1,147,105	Ps.	160,498	Ps.	3,416,760

(1)	Expressed in constant pesos with purchasing power as of December 31, 2006 based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	The master development plan for Cancun airport was modified in the fourth quarter of 2005 to reflect our decision to build a new terminal rather than implement extensive expansion and remodeling of existing terminals, and to reflect an accelerated timetable for the construction of a second runway once the necessary land is received from the government. The Ministry of Communications and Transportation approved the modified plan and recognized Ps. 1,433 million in investments as of December 31, 2006.
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
Regulated Revenues
     The Rate Regulation establishes a “dual-till” system of price regulation under which certain of our revenues, such as passenger charges, landing charges, aircraft parking charges and access fees from third parties providing complementary services at our airports, are regulated, while the revenues that we earn from commercial activities in our terminals, such as the leasing of space to duty-free stores, retailers, restaurants, car rental companies and banks, are not regulated.

     The Rate Regulation provides that the following sources of revenues are regulated under this “dual-till” system:
•	revenues from airport services (as defined under the Mexican Airport Law), other than automobile parking, and

•	access fees earned from third parties providing complementary services, other than those related to the establishment of administrative quarters that the Ministry of Communications and Transportation determines to be non-essential.
     All other sources of revenues at our airports are not regulated. Approximately 78.8%, 74.6% and 74.7% of our revenues in 2004, 2005 and 2006, respectively, were derived from regulated sources of revenue.
     Each concession holder is entitled to determine the prices charged for each regulated service and is required to register such prices with the Ministry of Communications and Transportation. Once registered, those prices are deemed part of its concession, and may only be changed every six months or earlier if there has been a cumulative increase of at least 5% in the Mexican producer price index (excluding petroleum) as published by the Mexican Central Bank since the date of the last adjustment and in other specific circumstances. See “—Special Adjustments to Maximum Rates.”
Current Maximum Rates
     Each airport’s maximum rates from January 1, 2004 to December 31, 2008 were set by the Ministry of Communications and Transportation in December 2003.
     The following table sets forth the maximum rates for each of our airports for the periods indicated. These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

	Maximum Rates(1)(2)
	Year ended December 31,
	2004		2005		2006		2007		2008
Cancun	Ps.	125.34	Ps.	124.40	Ps	123.46	Ps.	122.53	Ps.	121.61
Merida		94.46		93.75		93.05		92.36		91.67
Cozumel		134.48		133.47		132.46		131.47		130.49
Villahermosa		109.44		108.60		107.80		106.99		106.19
Oaxaca		115.39		114.51		113.65		112.80		111.96
Veracruz		98.01		97.27		96.53		95.82		95.09
Huatulco		110.85		110.03		96.61		108.38		107.57
Tapachula		137.85		136.82		135.80		134.78		133.77
Minatitlan		117.49		116.62		115.74		114.87		114.01

(1)	Expressed in adjusted pesos as of December 31, 2006 based on the Mexican producer price index (excluding petroleum).

(2)	Our concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the five-year period ending December 31, 2008, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.75%.

Methodology For Determining Future Maximum Rates
     The Rate Regulation provides that each airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:
•	Projections for the fifteen-year period of work load units (each of which is equivalent to one passenger or 100 kilograms (220 pounds) of cargo), operating costs and expenses (excluding amortization and depreciation) related to services subject to price regulation.

•	Projections for the fifteen-year period of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the master development plans.

•	Reference values, which were established in the concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value.

•	A discount rate to be determined by the Ministry of Communications and Transportation. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the prior 24 months plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico.
     Our concessions specify a discounted cash flow formula to be used to determine the maximum rates that, given the projected pre-tax earnings, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates.
     Our concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the five-year period ending December 31, 2008, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.75%.
     The concessions provide that each airport’s reference values, discount rate and the other variables used in calculating the maximum rates are not guarantees and do not in any manner represent an undertaking by the Ministry of Communications and Transportation or the Mexican government as to the performance of any concession holder. To the extent that the revenues from services subject to price regulation in any period are less than an airport’s maximum rate multiplied by the work load units processed for such period, no adjustment will be made to compensate for this shortfall.
     To the extent that such aggregate revenues per work load unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to

50,000 times the general minimum wage in the Federal District (Mexico City). On January 1, 2007, the daily minimum wage in Mexico City was Ps. 50.57. As a result, the maximum penalty at such date could have been Ps. 2.5 million (U.S.$233,869). In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”
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
Special Adjustments to Maximum Rates
     Once determined, each airport’s maximum rates are subject to special adjustment only under the following circumstances:
•	Change in law or natural disasters. A concession holder may request an adjustment in its maximum rates if a change in law with respect to quality standards or safety and environmental protection results in operating costs or capital expenditures that were not contemplated when its maximum rates were determined. In addition, a concession holder may also request an adjustment in its maximum rates if a natural disaster affects demand or requires unanticipated capital expenditures. There can be no assurance that any request on these grounds would be approved, or that we would make such a request.

•	Macroeconomic conditions. A concession holder may also request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican gross domestic product in a 12-month period, the work load units processed in the concession holder’s airport are less than that projected when its maximum rates were determined. To grant an adjustment under these circumstances, the Ministry of Communications and Transportation must have already allowed the concession holder to decrease its projected capital improvements as a result of the decline in passenger traffic volume. There can be no assurance that any request on these grounds would be approved, or that we would make such a request.

•	Increase in concession fee under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds would be approved.

•	Failure to make required investments or improvements. The Ministry of Communications and Transportation annually is required to review each concession holder’s compliance with its master development plan (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its master development plan, the Ministry of Communications and Transportation is entitled to decrease the concession holder’s maximum rates and assess penalties.

•	Excess revenues. In the event that revenues subject to price regulation per work load unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the Ministry of Communications and Transportation is also entitled to assess penalties against the concession holder.
Ownership Commitments and Restrictions
     The concessions require us to retain a 51% direct ownership interest in each of our nine concession holders throughout the term of these concessions. Any acquisition by us or one of our concession holders of any additional airport concessions or of a beneficial interest of 30% or more of another concession holder requires the consent of the Antitrust Commission. In addition, the concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.
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
Reporting, Information and Consent Requirements
     Concession holders and third parties providing services at airports are required to provide the Ministry of Communications and Transportation access to all airport facilities and information relating to an airport’s construction, operation, maintenance and development. Each concession holder is obligated to maintain statistical records of operations and air traffic movements in its airport and to provide the Ministry of Communications and Transportation with any information that it may request. Each concession holder is also required to publish its annual audited consolidated financial statements in a principal Mexican newspaper within the first four months of each year.
     The Mexican Airport Law provides that any person or group directly or indirectly acquiring control of a concession holder is required to obtain the consent of the Ministry of Communications and Transportation to such control acquisition. For purposes of this requirement, control is deemed to be acquired in the following circumstances:
•	if a person acquires 35% or more of the shares of a concession holder,

•	if a person has the ability to control the outcome of meetings of the stockholders of a concession holder,

•	if a person has the ability to appoint a majority of the members of the board of directors of a concession holder, and

•	if a person by any other means acquires control of an airport.
     Under the regulations to the Mexican Airport Law, any company acquiring control of a concession holder is deemed to be jointly and severally liable with the concession holder for the performance of the terms and conditions of the concession.
     The Ministry of Communications and Transportation is required to be notified upon any change in a concession holder’s chief executive officer, board of directors or management. A concession holder is also required to notify the Ministry of Communications and Transportation at least 90 days prior to the adoption of any amendment to its bylaws concerning the dissolution, corporate purpose, merger, transformation or spin-off of the concession holder.
Penalties and Termination and Revocation of Concessions and Concession Assets
     The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession. On January 1, 2007, the daily minimum wage in Mexico City was Ps. 50.57. As a result, the maximum penalty at such date could have been Ps. 20.2 million (U.S.$1.87 million).
     Under the Mexican Airport Law and the terms of the concessions, a concession may be terminated upon any of the following events:
•	expiration of its term,

•	surrender by the concession holder,

•	revocation of the concession by the Ministry of Communications and Transportation,

•	reversion (rescate) of the Mexican government-owned assets that are the subject of the concession (principally real estate, improvements and other infrastructure),

•	inability to achieve the purpose of the concession, except in the event of force majeure, or

•	dissolution, liquidation or bankruptcy of the concession holder.
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
     A concession’s termination does not exempt the concession holder from liability in connection with the obligations acquired during the term of the concession.
     Upon termination, whether as a result of expiration or revocation, the public domain assets (including real estate and fixtures) that were the subject of the concession automatically revert to the Mexican government at no cost. In addition, upon termination the Mexican federal government has a preemptive right to acquire privately owned assets used by the concession holder to provide services under the concession at prices determined by expert appraisers appointed by the Ministry of Communications and Transportation. Alternatively, the Mexican government may elect to lease these assets for up to five years at fair market rates as determined by expert appraisers appointed by the Mexican government and the concession holder. In the event of a discrepancy between appraisals, a third expert appraiser must be jointly appointed by the Mexican government and the concession holder. If the concession holder does not appoint an expert appraiser, or if such appraiser fails to determine a price, the determination of the appraiser appointed by the Mexican government will be conclusive. If the Mexican government chooses to lease the assets, it may thereafter purchase the assets at their fair market value, as determined by an expert appraiser jointly appointed by the Mexican government and the concession holder.
     A concession may be revoked by the Ministry of Communications and Transportation under certain conditions, including:
•	the failure by a concession holder to begin operating, maintaining and developing an airport pursuant to the terms established in the concession,

•	the failure by a concession holder to maintain insurance as required under the Mexican Airport Law,

•	the assignment, encumbrance, transfer or sale of a concession, any of the rights thereunder or the assets underlying the concession in violation of the Mexican Airport Law,

•	any alteration of the nature or condition of an airport’s facilities without the authorization of the Ministry of Communications and Transportation,

•	consent to the use, or without the approval of air traffic control authorities, of an airport by any aircraft that does not comply with the requirements of the Mexican Civil Aviation Law, that has not been authorized by the Mexican air traffic control authority, or that is involved in the commission of a felony,

•	knowingly appointing or maintaining a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws,

•	a violation of the safety regulations established in the Mexican Airport Law and other applicable laws,

•	a total or partial interruption of the operation of an airport or its airport or complementary services without justified cause,

•	the failure of ASUR to own at least 51% of the capital stock of its subsidiary concession holders,

•	the failure to maintain the airport’s facilities,

•	the provision of unauthorized services,

•	the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider,

•	charging prices higher than those registered with the Ministry of Communications and Transportation for regulated services or exceeding the applicable maximum rate,

•	any act or omission that impedes the ability of other service providers or authorities to carry out their functions within the airport, or

•	any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.
     The Ministry of Communications and Transportation is entitled to revoke a concession without prior notice as a result of the first six events described above. In the case of other violations, a concession may be revoked as a result of a violation only if sanctions have been imposed at least three times with respect to the same violation.
     According to the Mexican National Assets Law, Mexico’s national patrimony consists of private and government-owned assets of the Federation. The surface area of our airports and improvements on such space are considered government-owned assets. A concession concerning government-owned assets may be reverted to the Mexican government prior to the concession’s expiration, when considered necessary for the public interest. In exchange, the Mexican government is required to pay compensation, taking into consideration investments made and depreciation of the relevant assets, but not the value of the assets subject to the concessions, based on the basis and methodology set forth in the reversion (rescate) resolutions issued by the Ministry of Communications and Transportation. Following a declaration of reversion, the assets that were subject to the concession are automatically returned to the Mexican government.
     In the event of war, natural disaster, grave disruption of the public order or an imminent threat to national security, internal peace or the economy, the Mexican government may carry out a requisition (requisa — step-in rights) with respect to our airports. The step-in rights may be exercised by the Mexican government as long as the circumstances warrant. In all cases, except international war, the Mexican government is required to indemnify us for damages and lost profits (daños y perjuicios) caused by such requisition, calculated at their real value (valor real); provided that if we were to contest the amount of such indemnification, the amount of the indemnity with respect to damages (daños) shall be fixed by expert appraisers appointed by us and the Mexican government, and the amount of the indemnity with respect to lost profits (perjuicios) shall be calculated taking into consideration the average net income during the year immediately prior to the requisition. In the event of requisition due to international war, the Mexican government would not be obligated to indemnify us.
Grants of New Concessions
     The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities. In addition, the government may grant concessions without a public bidding process to the following entities:
•	parties who hold permits to operate civil aerodromes and intend to transform the aerodrome into an airport so long as (i) the proposed change is consistent with the national airport development programs and policies, (ii) the civil aerodrome has been in continuous operation for the previous 5 years and (iii) the permit holder complies with all requirements of the concession,

•	current concession holders when necessary to meet increased demand so long as (i) a new airport is necessary to increase existing capacity, (ii) the operation of both airports by a single concession holder is more efficient than other options, and (iii) the concession holder complies with all requirements of the concession,

•	current concession holders when it is in the public interest for their airport to be relocated,

•	entities in the federal public administration, and

•	commercial entities in which local or municipal governments have a majority equity interest if the entities’ corporate purpose is to manage, operate, develop and/or construct airports.
Environmental Matters
     Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The principal environmental laws include the General Law of Ecological Balance and Environmental Protection, or the Ecological Law, which is administered by the Federal Attorney’s Office for the Protection of the Environment, the enforcement arm of the Ministry of the Environment, Natural Resources and Fishing, and the Law of National Waters and its regulations, which are administered by the National Water Commission. Under the Ecological Law, regulations have been promulgated concerning air pollution, environmental impact studies, noise control and hazardous wastes. The Ecological Law also regulates vibrations, thermal energy, soil pollution and visual pollution that result from construction, although the Mexican government has not yet issued specific enforcement standards on these issues. Pursuant to the Law of National Waters, companies that discharge waste water must comply with maximum allowable contaminant levels in order to preserve water quality. The Ecological Law also provides that companies that contaminate the soil are responsible for clean-up. Promulgated pursuant to the Ecological Law, Mexican Official Norms, which are technical regulations issued by a competent regulatory authority, establish standards relating to air emissions, discharges of pollution and waste water and the handling of hazardous waste. Mexican Official Norms also regulate noise pollution. The Federal Attorney’s Office for the Protection of the Environment can bring administrative, civil and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Every company in Mexico is required to provide the National Institute of Ecology, the regulatory arm of the Ministry of the Environment, Natural Resources and Fishing, with periodic reports regarding compliance with the Ecological Law and the regulations thereunder.
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
     The Procuraduria Federal de Proteccion Ambiental (PROFEPA) has issued “clean industry” certificates for all of our airports. These certificates certify compliance with applicable Mexican environmental law regulations. We are in compliance with the requirement to renew these certificates every two years.

ORGANIZATIONAL STRUCTURE
     The following table sets forth our consolidated subsidiaries as of December 31, 2006, including our direct and indirect ownership interest in each:

Subsidiary	Ownership Interest
Aeropuerto de Cancun, S.A. de C.V.	99.99%
Aeropuerto de Cozumel, S.A. de C.V. (1)	99.99%
Aeropuerto de Merida, S.A. de C.V.	99.99%
Aeropuerto de Huatulco, S.A. de C.V. (2)	99.99%
Aeropuerto de Oaxaca, S.A. de C.V.	99.99%
Aeropuerto de Veracruz, S.A. de C.V. (3)	99.99%
Aeropuerto de Villahermosa, S.A. de C.V.	99.99%
Aeropuerto de Tapachula, S.A. de C.V. (4)	99.99%
Aeropuerto de Minatitlan, S.A. de C.V. (5)	99.99%
Servicios Aeroportuarios del Sureste, S.A. de C.V.	99.99%

(1)	As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has an 18.1% equity participation in this airport.

(2)	As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has a 24.2% equity participation in this airport.

(3)	As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has an 8.9% equity participation in this airport.

(4)	As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has a 30.0% equity participation in this airport.

(5)	As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has a 30.0% equity participation in this airport.
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
     Item 4A. Unresolved Staff Comments
     None.
     Item 5. Operating and Financial Review and Prospects
     The following discussion should be read in conjunction with, and is entirely qualified by reference to, our financial statements and the notes to those financial statements. It does not include all of the information included in our financial statements. You should read our financial statements to gain a better understanding of our business and our historical results of operations.
     Our financial statements were prepared in accordance with Mexican NIF, which differs in certain significant respects from U.S. GAAP. Note 16 to our financial statements provides a description of the principal differences between Mexican NIF and U.S. GAAP as they relate to us. See “—Differences between Mexican NIF and U.S. GAAP.”
Overview
     General
     We operate nine airports in the southeastern region of Mexico pursuant to concessions granted by the Mexican government. The substantial majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers. For example, in 2004, 2005 and 2006, approximately 75.4%, 70.8% and 70.9% respectively, of our total revenues derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.
     We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants and retailers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are primarily affected by the passenger volume at our airports and the mix of commercial services offered at our airports. While aeronautical revenues should continue to represent a substantial majority of our future total revenues, we anticipate that the future growth of our revenues from commercial activities will eventually exceed the growth rate of our aeronautical revenues.
Recent Developments

     Recovery from Hurricane Wilma
     Our results of operations in 2006 continued to be affected by the extensive damage caused by Hurricane Wilma to hotel infrastructure in the Cancun, Cozumel and Mayan Riviera regions in October 2005, which adversely affected our passenger traffic. In addition, the Terminal 1 (the charter terminal) at Cancun Airport sustained substantial damage from the hurricane. We were instructed by the Mexican government to repair Terminal 1, and to put it back into service.
     As of year-end 2006, however, our results of operations had recovered significantly from Hurricane Wilma’s impact. Our passenger traffic increased 57.01% during the fourth quarter of 2006 as compared to the fourth quarter of 2005, and consequently, our revenues and operating income for the fourth quarter of 2006 increased 66.37% and 713.84%, respectively, relative to the same period in 2005.
     On May 18, 2007, we began operations in the new Terminal 3 at Cancun Airport. With a total investment of approximately U.S.$100 million, Terminal 3 constitutes our most ambitious investment project to-date. Terminal 3 will double international passenger capacity at Cancun Airport. The new building, measuring a total area of 42,000 square meters (approximately 452,084 square feet), will feature 84 check-in counters and 11 boarding gates with boarding bridges, as well as four gates served by buses. The terminal will feature state-of-the-art passenger information systems and security equipment, including the first CT scanning system in Mexico for all checked baggage. The cost of services may increase as a result of these investments.
     Mayan Riviera Airport Bidding Process
     We have learned through various sources that the Mexican government, acting through the Ministry of Communications and Transportation, is expected to use a public bidding process for the award of the concession for the construction, operation and management of an international airport in the Mayan Rivera in the state of Quintana Roo. We are not yet aware of any details regarding the expected public bidding process, including the timing or other terms. We are interested in participating in this bidding process, although there can be no assurance as to the outcome. See “Risk Factors—Risks Relating to Our Operations.”
Passenger Traffic Volume and Composition
     Our principal source of revenues is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers). In 2004, 2005 and 2006, passenger charges represented 79.9%, 80.0% and 76.9% of our aeronautical services revenues and 60.3%, 56.7% and 54.6%, respectively, of our consolidated revenues. It follows that the main factor affecting our results of operations is the number of passengers using our airports.
     In recent years, the aggregate passenger traffic volume in our airports has been divided between domestic and international passengers at fairly constant levels. In 2004, 2005 and 2006, for example, approximately 61.6%, 60.7% and 58.20%, respectively, of the passengers using our airports were international and the remaining were domestic. During 2004, 2005 and 2006, 42.1%, 38.1% and 35.1% of our total revenues were derived from passenger charges collected from international passengers.
     Of our passengers traveling internationally, a majority has historically traveled on flights to or from the United States. In 2004, 2005 and 2006, for example, approximately 42.7%, 41.9% and 38.5% of the total passengers and approximately 69.4%, 69.0% and 66.1%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. As a consequence, our results of operations are substantially influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. In addition, of our passengers traveling domestically, a majority has typically traveled on flights to or from Mexico City. In 2004, 2005 and 2006, for example, approximately 83.5%, 84.3% and 80.6%, respectively, of the domestic passengers in our airports arrives or departed on flights originating in or departing to Mexico City. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.
Classification of Revenues and Price Regulation
     For financial reporting purposes, we classify our revenues into two categories: revenues from aeronautical services and revenues from non-aeronautical services. Our revenues from aeronautical services hinge on passenger charges, landing charges, aircraft parking charges, charges for airport security services and for the use of passenger walkways. Our revenues from non-aeronautical services are associated with the leasing of space in our airports to airlines, retailers and other commercial tenants, access fees collected from third parties providing complementary services at our airports and related miscellaneous sources.
     Revenues from our airports are subject to a “dual-till” price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services are regulated by the Ministry of Communications and Transportation. The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per work load unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services. The maximum rates for our airports have been determined for each year through December 31, 2008. In 2004, 2005 and 2006, approximately 78.8%, 74.6% and 74.7%, respectively, of our total revenues and approximately 15.5%, 13.7% and 12.9%, respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues. Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) are currently not regulated under the price regulation system.

     The following table sets forth our revenues for the years ended December 31, 2004, 2005 and 2006, based on the categories of services established under the Mexican Airport Law.

	Year ended December 31,
	2004		2005		2006
	(thousands of pesos, except percentages)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(1)	1,673,657	78.8%	1,601,756	74.6%	1,671,636	74.7%

Non-regulated Revenues:
Access fees from non-permanent ground transportation	8,436	0.4%	7,748	0.4%	8,695	0.4%
Car parking and related access fees	27,670	1.3%	34,040	1.6%	37,710	1.7%

Other fees	3,375	0.1%	3,179	0.1%	2,362	0.1%

Complementary Services(1)	0	0.0%	0	0.0%	0	0.0%

Commercial Services	397,186	18.7%	478,745	22.3%	494,550	22.1%

Other Services	14,267	0.7%	21,992	1.0%	24,008	1.0%

Total	2,124,591	100.0%	2,147,460	100.0%	2,238,961	100.0%

(1)	Access fees charged to third parties providing complementary services in our airports are recorded under regulated airport services.
Aeronautical Revenue
     The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services. See “Regulatory Framework—Price Regulation” for a description of our maximum rates and the rate setting procedures for future periods. The maximum rates for our airports have been determined for each year through December 31, 2008.
     The following table sets forth our revenue from aeronautical services for the years indicated.
Aeronautical Revenue

	Year ended December 31,
	2004		2005		2006
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions of pesos, except percentages and workload unit data)
Aeronautical Revenue:
Passenger charges	1,281.6	80.0%	1,216.6	80.0%	1,221.7	76.9%
Landing charges	121.5	7.6%	121.4	8.0%	117.6	7.4%
Aircraft parking charges	140.5	8.8%	135.4	8.9%	195.8	12.3%
Airport security charges	33.5	2.0%	23.0	1.5%	22.7	1.4%
Passenger walkway charges	25.5	1.6%	23.8	1.6%	30.1	1.9%

Total Aeronautical Revenue	1,602.6	100.0%	1,520.2	100.0%	1,587.9	100.0%

	Year ended December 31,
	2004		2005		2006
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions of pesos, except percentages and workload unit data)
Other Information:
Total workload units(1)	14.3		13.8		14.3
Total aeronautical revenue per workload unit	112.1		110.2		111.0
Change in aeronautical revenue	21.9%		(5.1%)		4.5%
Change in total aeronautical revenues per workload unit(2)	7.3%		(1.7%)		0.7%

(1)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(2)	In each case, as compared to previous year.
     Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Our current agreements with principal airline customers are scheduled to expire on December 31, 2008. Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements. In 2004, 2005 and 2006, passenger charges represented 80.0%, 80.0% and 76.9% of our aeronautical service revenues and 60.3%, 56.7% and 54.60%, respectively, of our consolidated revenues.
     Historically, we have set our prices for regulated services at our airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. In December 2004, the Ministry of Communications and Transportation established new maximum rates applicable to our airports from January 1, 2004 through December 31, 2008 that are higher than the maximum rates applicable to our airports for the previous five-year period. There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future. For a discussion of risks relating to our ability to set specific prices, see “Risk Factors—Risks Related to Our Operations.”
     Our regulated revenues at each airport are subject to a maximum rate established by the Ministry of Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing rebates or discounts to customers as price adjustments. These price adjustments or rebates constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year, both for Mexican NIF and U.S. GAAP purposes. All discounts and rebates are issued and recorded in the same year as the service is provided. In 2004, 2005 and 2006, we did not issue rebates in significant amounts.

     The following table sets forth the number of passengers paying passenger charges for the years indicated.
Passengers Paying Passenger Charges

	Year ended December 31,
			% change		% change
Airport	2004	2005	2004-2005	2006	2005-2006
	(in thousands, except percentages)
Cancun	4,982.2	4,615.3	(7.4%)	4,820.2	4.4%
Merida	447.6	485.6	8.5%	490.0	0.9%
Cozumel	291.1	243.7	(16.3%)	182.3	(25.2%)
Villahermosa	341.9	359.6	5.2%	359.7	0.0%
Other	862.1	907.7	5.3%	977.2	7.7%

Total	6,924.9	6,611.9	(4.5%)	6,829.4	3.3%

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
     Our revenues from non-aeronautical services increased from Ps. 627.3 million in 2005 to Ps. 651.1 million in 2006 as a result of increased development of our commercial activities. During this period, our non-aeronautical revenue per terminal passenger increased by approximately 0.02%, from Ps. 47.17 in 2005 to Ps. 47.18 in 2006.

     The following table sets forth our revenue from non-aeronautical activities for the years indicated.
Non-aeronautical Revenue

	Year ended December 31,
	2004		2005		2006
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions of pesos, except percentages and passenger data)
Non-aeronautical Services:
Commercial	407.1	78.0%	483.6	77.1%	503.4	77.3%
Leasing of space	394.3	75.6%	472.8	75.4%	493.4	75.8%
Access fee	9.9	1.8%	7.7	1.2%	8.7	1.3%
Other	2.9	0.6%	3.1	0.5%	1.3	0.2%
Non Commercial	114.8	22.0%	143.7	22.9%	147.7	22.7%
Leasing of space	59.0	11.3%	59.3	9.5%	51.7	7.9%
Access fee	48.2	9.2%	60.9	9.7%	62.5	9.6%
Other	7.6	1.5%	23.5	3.7%	33.5	5.1%

Total Non-aeronautical Revenue	521.9	100.0%	627.3	100.0%	651.1	100.0%

Other Information:
Total terminal passengers(1)	13.9		13.3		13.8
Non-aeronautical revenue per terminal passenger	37.5		47.17		47.18
Change in non-aeronautical revenue	51.1%		20.2%		3.8%
Change in total non-aeronautical revenue per terminal passenger(2)	30.2%		25.8%		0.02%

(1)	In millions.

(2)	In each case, as compared to previous year.
Operating Costs
     The following table sets forth our operating costs and certain other related information for the years indicated.
Operating Costs

	Year ended December 31,
	2004	2005		2006
	Amount	Amount	% change	Amount	% change
	(millions of pesos, except percentages)
Operating Costs:
Cost of services:
Employee costs	230.8	244.2	5.8%	269.6	10.4%
Maintenance	92.3	101.7	10.1%	103.9	2.2%
Safety, security and insurance	72.3	71.0	(1.8%)	95.6	34.6%
Utilities	54.3	57.1	5.2%	62.5	9.5%
Other	166.5	213.4	28.3%	207.1	(3.0%)
Total cost of services	616.2	687.4	11.6%	738.7	7.5%

	Year ended December 31,
	2004	2005		2006
	Amount	Amount	% change	Amount	% change
	(millions of pesos, except percentages)
Technical assistance fees	72.0	69.1	(4.0%)	71.0	2.7%
Government concession fees	106.2	107.4	1.1%	111.8	4.1%
Depreciation and amortization:
Depreciation(1)	170.6	177.2	3.8%	223.4	26.1%

Amortization(2)	258.9	274.5	6.0%	264.4	(3.7%)
Total depreciation and amortization	429.5	451.7	5.2%	487.8	8.0%

Total operating costs	1,223.9	1,315.6	7.5%	1,409.3	7.1%

Other Information:

Total workload units(3)	14,352.7	13,788.3	(3.9%)	14,252.9	3.4%
Cost of services per workload unit	42.9	49.9	16.1%	51.8	4.0%
Cost of services margin(4)	29.0%	32.0%	10.3%	33.0%	3.1%

(1)	Reflects depreciation of fixed assets.

(2)	Reflects amortization of our concessions and recovered long-term leases (long-term third-party leases granted by our predecessor to operate commercial areas in our airports).

(3)	In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(4)	Cost of services divided by total revenues, expressed as a percentage.
Cost of Services
     Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, as well as utilities (a portion of which we recover from our tenants) and other miscellaneous expenses. In recent years, our cost of services per workload unit has increased, from Ps. 42.9 in 2004 to Ps. 51.8 in 2006.
Technical Assistance Fee and Government Concession Fee
     Under the technical assistance agreement, ITA provides management and consulting services and transfers technical assistance, technological and industry knowledge, as well as experience to us for a fee. For further detail on the ITA agreement, see “Related Party Transactions.”
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
Depreciation and Amortization
     Our depreciation and amortization expenses primarily reflect the amortization of our investment in our nine concessions. In addition, we depreciate the value of certain fixed assets we acquire or build at our airports pursuant to the investment requirements under our master development programs.

Taxation
     Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets (including, in our case, our concessions), less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries)). In December 2006, the Mexican authorities approved a change in the methodology used to calculated asset tax liabilities and reduced the tax rates to 1.25% from 1.8%, which is now applicable to the average tax value of virtually all of the company’s assets without reducing the average tax value of certain liabilities. If, in any year, the asset tax liability exceeds the income tax liability, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded the asset tax in the three preceding years. In 2004, 2005 and 2006, we and our subsidiaries paid an aggregate of Ps. 167.9 million, Ps. 141.2 million and Ps. 121.3 million, respectively, in asset taxes.
     As a result of changes in the Mexican income tax law, the latest of which became effective on January 1, 2005, the income tax rate was 29% in 2006 and is scheduled to decrease to 28% for 2007 and 28% thereafter. As a result of this change in tax rates, we reversed a portion of our net deferred income tax liability and recorded Ps. 48.4 million as income in 2006. In addition, we amortize investments in our concessions for tax purposes at rates that range from 6% to 10% per year. This accelerated depreciation reduces current income tax payments. As permitted under Mexican tax law, for the 2004 tax year we elected to increase the rate at which we depreciate our investment in Cancun Airport from 10% to 15% for tax purposes and in the 2005 tax year we decided to increase the rates for Villahermosa Airport from 6% to 10%. Because we are required under Mexican NIF to amortize investments in our concessions over a longer period for financial reporting purposes, we will continue to record a deferred tax liability and provision in our financial statements regarding the difference between the amount of amortization for tax and financial reporting purposes.
     We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. Under this regime, 10% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer. We were not required to pay employee statutory profit sharing in 2004, 2005 and 2006 because we generated tax losses in those years. On May 3, 2005, the Mexican Supreme Court ruled in a plenary session relating to four cases that net operating loss carry-forwards could not be deducted when calculating net taxable income for profit sharing liability purposes. In light of these decisions, we have decided not to include net operating loss carry-forwards in the calculation of its profit sharing liability.
     Our results of operations reflect the accrual of a technical assistance fee to ITA under the technical assistance agreement. For further information on this fee, see Item 4, “Information on the Company—History and Development of the Company—Investment by ITA.”

Effects of Devaluation and Inflation
     The following table sets forth, for the periods indicated:
•	the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2004	2005	2006
Depreciation (appreciation) of the Mexican Peso as compared to the U.S. dollar(1)	(0.7%)	(4.6%)	1.7%
Mexican inflation rate(2)	5.2%	3.3%	4.1%
U.S. inflation rate(3)	3.3%	3.4%	2.5%
Increase in Mexican gross domestic product(4)	4.2%	3.0%	4.8%

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 11.1495 per U.S. dollar as of December 31, 2004, Ps. 10.6344 per U.S. dollar as of December 31, 2005 and Ps. 10.8116 per U.S. dollar as of December 31, 2006.

(2)	Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was: 112.5500 in 2004, 116.3010 in 2005 and 121.0150 in 2006.

(3)	As reported by the U.S. Department of Labor, Bureau of Statistics.

(4)	In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of February 16, 2007.
     The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:
•	Depreciation and amortization expense. We restate our non-monetary foreign assets to give effect to inflation. The restatement of these assets in periods of high inflation increases the carrying value of these assets in pesos, which in turn increases the related depreciation expense and risk of impairments. Our airport concessions are being amortized on a straight-line basis over the life of the concession and rights acquired.

•	Passenger charges. Passenger charges for international passengers are currently denominated in dollars, while passenger charges for domestic passengers are denominated in pesos. Because Mexican NIF requires Mexican companies to restate their results of operations in prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeds the depreciation of the peso as compared to the dollar for that period, the peso value of dollar-denominated or dollar-linked revenues in the prior period will be higher than those of the current period. This effect may occur despite the fact that the amount of such revenues in dollar terms may have been greater in the current period.

•	Comprehensive financing result (cost). As required by Mexican NIF, our comprehensive financing cost reflects gains or losses from foreign exchange, gains or losses from monetary position and gains and losses from interest and, as a result is impacted by both inflation and depreciation.

•	Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 60-115 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

Operating Results by Airport
     The following table sets forth our results of operations for the periods indicated.

	Year Ended December 31,
	2004		2005		2006
	Airport Operating Results
	(millions of pesos)
Cancun:
Revenues:
Aeronautical services	Ps.	1,212.2	Ps.	1,103.3	Ps.	1,166.2
Non-aeronautical services		411.8		505.6		527.3
Total revenues		1,624.0		1,608.9		1,693.5
Operating income		851.6		780.2		810.4
Merida:
Revenues:
Aeronautical services		91.7		100.8		98.1
Non-aeronautical services		34.3		36.5		38.5
Total revenues		126.0		137.4		136.6
Operating income		15.4		19.5		14.2
Villahermosa:
Revenues:
Aeronautical Services		64.7		70.8		74.8
Non Aeronautical Services		18.5		21.4		22.2
Total revenues		83.2		92.2		97.0
Operating income		21.3		26.9		16.4
Cozumel:
Revenues:
Aeronautical services		66.2		59.7		45.5
Non-aeronautical services		18.6		17.6		15.6
Total revenues		84.8		77.3		61.1
Operating (loss) income(1)		15.5		11.8		(5.9)
Other:(2)
Revenues:
Aeronautical services		167.9		185.6		203.3
Non-aeronautical services		38.7		46.2		47.5
Total revenues		206.5		231.7		250.8
Operating (loss) income		(3.1)		(6.6)		(5.4)
Total:
Revenues:
Aeronautical services		1,602.6		1,520.2		1,587.9
Non-aeronautical services		521.9		627.3		651.1
Total revenues		2,124.6		2,147.5		2,239.0
Operating income		900.6		831.8		829.7

(1)	The losses in 2006 reflect the decrease in passenger volume due to Hurricane Wilma, which we estimate will recover over time.
(2)	Reflects the results of operations of our parent holding company, our airports located in Veracruz, Minatitlan, Oaxaca, Huatulco and Tapachula and consolidation adjustments.

Summary Historical Results of Operations
     The following table sets forth our consolidated results of operations for the periods indicated.
Consolidated Operating Results

	Year Ended December 31,
	2004		2005		2006
	(thousands of pesos)
Revenues:

Aeronautical services	Ps	1,602,630	Ps.	1,520,152	Ps.	1,587,904
Non-aeronautical services		521,961		627,308		651,057
Total revenues		2,124,591		2,147,460		2,238,961
Operating Expenses:
Cost of services		(502,494)		(580,611)		(641,173)
General and administrative expenses		(113,710)		(106,889)		(97,491)
Technical assistance(1)		(71,991)		(69,123)		(71,037)
Concession fee(2)		(106,189)		(107,373)		(111,804)
Depreciation and amortization		(429,597)		(451,674)		(487,788)
Total operating expenses		(1,223,981)		(1,315,670)		(1,409,293)
Operating income		900,610		831,790		829,668
Comprehensive Financing Result (Cost):
Interest income, net		48,864		106,689		99,579
Exchange (losses) gains, net		(7,477)		(16,786)		3,957
Loss from monetary position		(72,253)		(66,234)		(88,322)
Net comprehensive financing (cost) income		(30,866)		23,669		15,214
Income before taxes, employees’ statutory profit sharing and extraordinary items		869,744		855,459		844,882
Provision for income taxes and employees’ statutory profit sharing		(198,053)		(260,115)		(301,113)
Extraordinary items		(19,046)		(9,327)		(15,654)
Net income		652,645		586,017		528,115
Other Operating Data (Unaudited):
Operating margin(3)		42.4%		38.7%		37.1%
Net margin(4)		30.7%		27.3%		23.6%

(1)	We are required to pay ITA a technical assistance fee based on the technical assistance agreement. This fee is described in “Item 4. Information on the Company—History and Development of the Company—Investment by ITA.”

(2)	Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder’s gross annual revenues from the use of public domain assets pursuant to the terms of its concession.

(3)	Operating income divided by total revenues, expressed as a percentage.

(4)	Net income divided by total revenues, expressed as a percentage.
Results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005
Revenues
     Total revenues for 2006 were Ps. 2,238.9 million, 4.3% higher than the Ps. 2,147.5 million recorded in 2005. The increase in total revenues resulted from an increase of 4.5% in revenues from aeronautical services and an increase of 3.8% in revenues from non-aeronautical services.

     Our revenues from aeronautical services, net of rebates, increased 4.5% to Ps. 1,587.9 million in 2006 from Ps. 1,520.2 million in 2005, due primarily to the 3.44% increase in passenger volume. Revenues from passenger charges increased 4.3% to Ps. 1,221.7 million in 2006 (76.9% of our aeronautical revenues during the period) from Ps. 1,216.6 million in 2005 (80.0% of our aeronautical revenues during the period).
     Revenues from non-aeronautical services increased 3.8% to Ps. 651.0 million in 2006 from Ps. 627.3 million in 2005, principally due to an increase in commercial revenues resulting from the new concession contract for duty-free shops with Aldeasa, which included a one-time payment of Ps. 19.1 million. The increase in revenues from non-aeronautical services also resulted in part from an 8.51% increase in food and beverage revenues due to a one-time payment received from Hoteleria e Inmobiliaria, S.A. de C.V. (an affiliate of Grupo Mera) for the lease of a restaurant that until June 2006 was operated directly by us, as well as a 6.27% increase in retail revenues derived from three convenience stores we have operated directly since 2005 and 11 new convenience stores at the Cancun, Merida, Villahermosa, Oaxaca and Huatulco airports operated by new commercial tenants. A 10.78% increase in revenues from parking lots, a 22.15% increase in advertising revenue, and a 10.49% increase in revenues from ground transportation also contributed to the increase in revenues from non-aeronautical services. This increase was partially offset by a 5.93% decrease in duty-free revenues as well as a 14.23% decrease in revenues from banking and currency exchange services.
     Our revenues from regulated sources in 2006 were Ps. 1,671.6 million, a 4.4% increase compared to Ps. 1,601.7 million in 2005, mainly due to the increase in total passenger traffic of 3.44%. During 2006, Ps. 567.3 million of our revenues derived from non-regulated sources, a 4% increase from the Ps. 545.7 million of revenues derived from non-regulated sources in 2005. This increase was primarily due to the 4.1% increase in commercial revenues described above.
Operating Expenses and Operating Income
     Total operating expenses were Ps. 1,409.2 million in 2006, a 7.1% increase from the Ps. 1,315.6 million recorded in 2005, primarily as a result of a 10.4% increase in cost of services, a 2.8% increase in technical assistance fees and a 4.1% increase in concession fees. These sources of increased costs were partially offset by an 8.8% decrease in general and administrative expenses. As a percentage of total revenues, operating expenses increased to 62.9% of total revenues in 2006 from 61.3% of total revenues in 2005.
     Cost of services increased 10.4% to Ps. 641.1 million in 2006 from Ps. 580.6 million in 2005. The increase was principally due to higher personnel costs associated with the implementation of new baggage screening procedures and an increase in insurance premiums.
     General and administrative expenses decreased 8.8% to Ps. 97.4 million in 2006 from Ps. 106.8 million in 2005. This decrease was primarily attributable to a decrease in professional fees paid during the period.
     Technical assistance fees increased by 2.8% to Ps. 71.0 million in 2006 from Ps. 69.1 million in 2005, and concession fees increased by 4.1% to Ps. 111.8 million in 2006 from Ps. 107.3 million in 2005. The technical assistance fees increased in 2006 due to the corresponding increase in EBITDA during the period. The increase in concession fees was primarily the result of increased revenues.
     Depreciation and amortization costs increased by 8.0% to Ps. 487.7 million in 2006 from Ps. 451.6 million in 2005. This increase was principally due to the capitalization of investments in fixed assets and improvements made to concession assets.
     Operating income decreased 0.3% to Ps.829.6 million in 2006 from Ps. 831.7 million in 2005. This decline in operating income was primarily a result of the fact that our 4.3% increase in revenues did not fully offset the increase in total operating expenses of 7.1%.
     Operating income for Cancun Airport increased by 3.9% to Ps. 810.4 million in 2006 from Ps. 780.2 million in 2005. Our eight other airports, on an aggregate basis, reported operating income of Ps. 17.3 million in 2006 compared to operating income of Ps. 53.4 million in 2005. During 2006, revenues and passenger traffic volume in those eight airports increased 8.2% and 0.8%, respectively, from 2005. The increase in revenues largely resulted from the increase in non-aeronautical revenues.
Comprehensive Financing Result
     Our net comprehensive financing result decreased to income of Ps. 15.2 million in 2006 as compared to income of Ps. 23.6 million in 2005, primarily due to a greater loss on monetary position in 2006, which was offset in part by a change from a foreign exchange loss in 2005 to a foreign exchange gain in 2006.
Income Taxes, Employees’ Statutory Profit Sharing and Asset Tax
     Our provision for income taxes, asset tax and employees’ statutory profit sharing (all of which represented deferred income and asset taxes and deferred employees’ statutory profit sharing) increased by 15.8% to Ps. 301.1 million in 2006 from Ps. 260.1 million in 2005, primarily due to the increase in our revenues in 2006.
Net Income
     Net income declined to Ps. 528.1 million in 2006 from Ps. 586.0 million in 2005. This was mainly the result of the increase in expenses, which were not fully offset by the increase in revenues for the year.
Results of operations for the year ended December 31, 2005 compared to the year ended December 31, 2004
Revenues
     Total revenues for 2005 were Ps. 2,147.4 million, 1.1% higher than the Ps. 2,124.5 million recorded in 2004. The increase in total revenues resulted primarily from an increase of 20.2% in revenues from non-aeronautical services.

     Our revenues from aeronautical services, net of rebates, decreased 5.1% to Ps. 1,520.2 million in 2005 from Ps. 1,602.6 million in 2004, due primarily to the 5.4% decrease in international passengers attributable to the impacts of Hurricanes Wilma and Emily on the passenger volumes of the Cancun and Cozumel airports during the second half of the year. Revenues from passenger charges decreased 5.1% to Ps. 1,216.5 million in 2005 (80.0% of our aeronautical revenues during the period) from Ps. 1,281.6 million in 2004 (80.0% of our aeronautical revenues during the period).
     Revenues from non-aeronautical services increased 20.2% to Ps. 627.3 million in 2005 from Ps. 521.9 million in 2004, principally due to an increase in commercial revenues. This increase was primarily the result of a 42.3% increase in duty-free revenues, principally due to rent payments of Ps. 7.3 million in May and Ps. 33.8 million in August by Dufry Mexico for units occupied in the Cancun airport, as mandated by a ruling of the International Court of Arbitration in favor of ASUR, as well as payment of Ps. 10.3 million from Aldeasa. The increase in revenues from non-aeronautical services also resulted in part from an 18.6% increase in food and beverage revenues from our direct commercial operations and a 23.6% increase in retail revenues derived from three convenience stores we have operated directly since 2004 and 16 new convenience stores at the Cancun, Cozumel, Villahermosa, Oaxaca and Minatitlan airports operated by new commercial tenants. A 23.0% increase in revenues from parking lots, particularly at Villahermosa airport, and a 9.5% rise in advertising revenue, resulting from selling advertising space directly rather than through a third party, also contributed to the increase in revenues from non-aeronautical services. This increase was partially offset by a 19.8% decrease in revenues from banking and currency exchange services and a 6.9% decline in revenues from ground transportation.
     Our revenues from regulated sources in 2005 were Ps. 1,601.7 million, a 4.3% decrease compared to Ps. 1,673.6 million in 2004, mainly due to the decline in total passenger traffic of 4.1%. During 2005, Ps. 545.7 million of our revenues derived from non-regulated sources, a 21.0% increase from the Ps. 450.9 million of revenues derived from non-regulated sources in 2004. This increase was primarily due to the 18.8% increase in commercial revenues described above.
Operating Expenses and Operating Income
     Total operating expenses were Ps. 1,315.6 million in 2005, a 7.5% increase from the Ps. 1,223.9 million recorded in 2004, primarily as a result of an 15.5% increase in cost of services, a 6.0% decrease in general and administrative expenses and a 1.1% increase in concession fees. These sources of increased costs were partially offset by a 4.0% decrease in technical assistance fees. As a percentage of total revenues, operating expenses increased to 61.3% of total revenues in 2005 from 57.6% of total revenues in 2004.
     Cost of services increased 15.5% to Ps. 580.6 million in 2005 from Ps. 502.4 million in 2004. The increase was principally due to costs related to our direct operation of two restaurants, a snack bar and three convenience stores previously operated by commercial tenants. This increase in costs of services also resulted from higher maintenance expenses, an increase in salaries to unionized employees effective October 2005 and expenses associated with the evaluation of new projects.

     General and administrative expenses decreased 6.0% to Ps. 106.8 million in 2005 from Ps. 113.7 million in 2004. This increase was primarily attributable to an increase in fees paid to consultants during the period.
     Technical assistance fees decreased by 4.0% to Ps. 69.1 million in 2005 from Ps. 71.9 million in 2004, and concession fees increased by 1.1% to Ps. 107.3 million in 2005 from Ps. 106.1 million in 2004. The technical assistance fees decreased in 2005 due to the corresponding decline in EBITDA (a factor in the calculation of the fee) during the period. The increase in concession fees was primarily the result of increased revenues.
     Depreciation and amortization costs increased by 5.1% to Ps. 451.6 million in 2005 from Ps. 429.5 million in 2004. This increase was principally due to the capitalization of investments in fixed assets and improvements made to concession assets.
     Operating income decreased 7.6% to Ps. 831.7 million in 2005 from Ps. 900.6 million in 2004. This decline in operating income was primarily a result of the fact that our 1.1% increase in revenues did not offset the increase in expenses of 7.6%.
     Operating income for Cancun Airport decreased by 8.9% to Ps. 780.2 million in 2005 from Ps. 851.6 million in 2004. Our eight other airports, on an aggregate basis, reported operating income of Ps. 53.4 million in 2005 compared to operating income of Ps. 33.6 million in 2004. During 2005, revenues and passenger traffic volume in those eight airports increased 11.2% and 3.4%, respectively, from 2004. The increase in revenues resulted from the increase in non-aeronautical revenues.
Comprehensive Financing Result
     Our net comprehensive financing result changed to an income of Ps. 23.6 million in 2005 as compared to an expense of Ps. 30.9 million in 2004, primarily due to higher interest income in 2005 (reflecting our higher cash balances).
Income Taxes, Employees’ Statutory Profit Sharing and Asset Tax
     Our provision for income taxes, asset tax and employees’ statutory profit sharing (all of which represented deferred income and asset taxes and deferred employees’ statutory profit sharing) increased by 31.3% to Ps. 260.1 million in 2005 from Ps. 198.0 million in 2004, primarily due to a Ps. 122.4 million tax benefit recognized in 2004 resulting from the reduction in income tax rate last year as a result of amendments to the Income Tax Law.
Net Income
     Net income declined to Ps. 586.0 million in 2005 from Ps. 652.6 million in 2004, reflecting the decline in revenues resulting from the impact of Hurricanes Emily and Wilma in July and October 2005, respectively.

Liquidity and Capital Resources
     Our operations, financing and investing activities are funded through cash flow from operations. The cash flow generated from our operations has generally been used to cover operating expenses and capital expenditures, to make dividend payments and to increase our cash balances. In addition, in 2006, 2005 and 2004 we used Ps. 211 million, Ps. 200 million and Ps. 190 million, respectively, to pay dividends. At December 31, 2006, we had Ps. 1,241.70 million in cash and marketable securities.
     In 2006, we generated Ps. 1,031.6 million in resources from operating activities. Our resources used in financing activities were Ps. 296.7 million, as a result of payment of dividends of Ps. 210.7 million and Ps. 86.0 million of tax on dividends paid, partially offset by recovered income tax on dividends paid in previous years. Our resources used in investing activities in 2006 were Ps. 1,088.9 million for the construction of the Terminal 3 building at Cancun Airport, which is expected to begin operation by the end of 2007.
     In 2005, we generated Ps. 1,288.5 million in resources from operating activities. Our resources used in financing activities were Ps. 285.7 million, as a result of payment of dividends of Ps. 200.0 million and Ps. 85.7 million of tax on dividends paid. Our resources used in investing activities in 2005 were Ps. 657.8 million for purchases of machinery, furniture and equipment principally for the Cancun, Villahermosa and Merida airports.
     In 2004, we generated Ps. 1,207.2 million in resources from operating activities. Our resources used in financing activities were Ps. 233.5 million, reflecting payment of dividends of Ps. 190.0 million and Ps. 69.4 million of tax on dividends paid, partially offset by recovered income tax on dividends paid in previous years. Our resources used in investing activities in 2004 were Ps. 526.4 million for purchases of machinery, furniture and equipment principally for the Cancun, Huatulco and Veracruz airports.
     Under the terms of our concessions, every five years our subsidiary concession holders must present a master development plan to the Ministry of Communications and Transportation for approval. Each master development plan includes concession holders’ investment commitments for the succeeding five-year period, including capital expenditures and improvements. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. On December 30, 2003, the Ministry of Communications and Transportation approved each of our master development plans. The current terms of the master development plans went into effect on January 1, 2004 and will be in effect until December 31, 2008.
     The following table sets forth our committed investments for our airports pursuant to the terms of our current master development plans for the periods indicated. There can be no assurance as to the level of committed investments we will be required to undertake under future master development plans. Even though we have committed to invest the amounts in the table below, these amounts could ultimately be higher or lower depending on future project costs.

Committed Investments

	Year ended December 31,
	2004		2005		2006		2007		2008		Total
	(thousands of pesos)(1)
Cancun(2)	Ps.	334,960	Ps.	432,206	Ps.	847,797	Ps.	1,052,919	Ps.	83,298	Ps.	2,751,180
Merida		25,184		27,710		46,255		31,188		2,321		132,658
Cozumel		10,598		68,984		12,442		16,280		10,828		119,132
Villahermosa		47,407		63,602		6,360		11,892		1,303		130,564
Oaxaca		21,502		21,150		10,257		6,624		4,829		64,362
Veracruz		25,161		21,287		11,616		11,205		1,496		70,765
Huatulco		9,820		5,450		3,990		6,816		52,560		78,636
Tapachula		20,202		4,447		9,217		8,158		801		42,825
Minatitlan		10,559		6,156		4,838		2,023		3,062		26,638

Total	Ps.	505,393	Ps.	650,992	Ps.	952,772	Ps.	1,147,105	Ps.	160,498	Ps.	3,416,760

(1)	Expressed in constant pesos with purchasing power as of December 31, 2006 based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	The master development plan for Cancun airport was modified in the fourth quarter of 2005 to reflect our decision to build a new terminal rather than implement extensive expansion and remodeling of existing terminals, and to reflect an accelerated timetable for the construction of a second runway once the necessary land is received from the government. The Ministry of Communications and Transportation approved the modified plan and recognized Ps. 1,433 million in investments as of December 31, 2006.
     The following table sets forth our historical investments in the periods indicated.
Capital Expenditures

Year ended December 31,	(thousands of pesos)(1)
2004	Ps.	442,937
2005		715,010
2006(2)		1,040,633

(1)	Expressed in constant pesos with purchasing power as of December 31, 2006.
(2)	Does not include the Ps. 48.3 million in connection with the re-opening of Terminal 1 at the Cancun airport.
     Although we currently intend to fund the investments and working capital required by our business strategy through cash flow from operations, we may incur debt to finance all or a portion of these investments in the future.
     Mexican aviation authorities recently adopted International Civil Aviation Organization guidelines requiring checked baggage on all international commercial flights to undergo a new comprehensive screening process beginning in January 2006. As of January 2006, we implemented a new screening system for all departing international flights, and we implemented the same system for domestic flights as of July 1, 2006. Although airlines, rather than holders of airport concessions, are responsible for baggage screening under Mexican law, we decided to purchase, install and operate the new screening equipment to facilitate their compliance with the new policy. This could potentially expose us to liability relating to the purchase, installation and operation of the equipment, or require us to purchase, install and operate additional equipment, if, among other things, the new screening procedures failed to detect or intercept any attempted terrorist activities at our airports.

Critical Accounting Policies
     The preparation of our financial statements requires that we make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses generated during the reporting period. There can be no assurance that actual results will not differ from those estimates and assumptions. The impact and any associated risks related to such policies on our business operations are addressed where such policies affect our reported and expected financial results throughout our discussion of our results of operations. Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment. Our most critical accounting policies are described briefly below. For a detailed discussion of the application of these and other accounting policies, see Notes 2 and 16 of our financial statements.
Revenue Recognition
     Revenues are obtained from aeronautical services, which generally relate to the use of airport infrastructure by air carriers and passengers, and from non-aeronautical services.
     Aeronautical services revenues consist of passenger charges for departing passengers (excluding diplomats, infants, and transfer and transit passengers), landing charges based on the average between aircraft’s maximum takeoff weight and the zero-fuel weight and hour of arrival, aircraft parking charges based on the time an aircraft is on the ground and hour of arrival, passenger walkway charges for the connection of aircraft to terminals, based on hour of arrival, and airport security charges for departing passengers. Aeronautical services revenue is recognized as passengers depart, at the time of landings and as services are provided, as the case may be.
     Non-aeronautical service revenues consist primarily of the leasing of space in airport terminals, access fees from third parties providing handling, catering and other services at the airports and miscellaneous other revenues.
     Rental income is recognized on terminal space that is leased through operating leases. Such leases stipulate either: (i) fixed monthly rental fees (ii) fees based on the greater of a minimum monthly rental fee, a specified percentage of the lessee’s monthly revenues or the number of departing passengers. Access fees and other service revenues are recognized as services are provided. All amounts are calculated and recognized on a monthly basis.
     Under the Airport Law and its regulations, ASUR’s revenues are classified as Airport Services, Complementary Services or Commercial Services. Airport Services consist primarily of the use of runways, taxiways and aprons for landings and departures, aircraft parking, the use of passenger walkways, security services, hangars, automobile parking facilities as well as the general use of terminal space and other infrastructure by aircraft, passengers and cargo, including the lease of space essential for the operation of airlines and complementary service providers. Complementary Services consist primarily of ramp and handling services, catering, maintenance and repair, as well as related activities to support air carriers. Revenues from access fees charged to third parties providing complementary services are classified as Airport Services. Commercial Services consist of services that are not considered essential to the operation of an airport, such as the lease of space to retailers, restaurants and banks.
Allowance for Doubtful Accounts
     We perform ongoing credit evaluations of our customers and adjust credit limits based upon the customer’s payment history and current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. Even though these credit losses have historically been within our expectations and we have an established allowance to provide for losses, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in the hands of a few large customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collection of our accounts receivables and our future operating results.
Valuation of Rights to Use Airport Facilities and Airport Concessions
     We periodically review the carrying value of our rights to use airport facilities and airport concessions. This review is based on our projections of anticipated discounted future cash flows over the life of our assets or concessions, as appropriate. Since our airport concessions expire in 2048, significant management judgment is required to estimate these future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions about such cash flows could materially affect our evaluations including assumptions concerning passenger traffic, changes in rates, inflation and operating costs. Additionally, in analyzing the carrying value of our airport concessions, we compare the aggregate carrying value of all nine of our airport concessions to the net cash flows derived from all of the airports, as we are not permitted to dispose of or cease operating any individual airport. The aggregate net cash flows from all of our airports exceeds the carrying value of the airport concessions. Accordingly, because we analyze our valuation estimates on an aggregate level, we have not recognized any impairment loss in the carrying value of an individual airport concession where the carrying value of the individual airport concession exceeds the net cash flows of that airport.
Deferred Income Tax, Employees’ Statutory Profit Sharing and Asset Tax
     Our income tax expense, employees’ statutory profit sharing and asset tax is comprised of current expenses and deferred expenses. Deferred income tax represents the tax effects of temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our airport concessions, rights to use airport facilities and from non-balance sheet items such as tax loss carry-forwards and credits. Deferred employees’ statutory profit sharing is calculated in a similar manner. These temporary differences and tax loss carry-forwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding difference between the beginning and year-end balances of the recognized deferred tax assets and liabilities is recorded in earnings. Asset tax is a minimum tax that is calculated as 1.8% of the average tax value of virtually all of our assets less the average tax value of certain liabilities. In 2006, we were subject to the asset tax, which can be credited against future taxable income for a period of ten years. A company may credit the asset tax against taxable income when it generates taxable income. Deferred tax assets, deferred employees’ statutory profit sharing assets and recoverable asset tax are not subject to valuation allowances if we estimate that there is a high probability that the assets will be realized. We have analyzed each airport on an individual basis and have recognized valuation allowances against deferred tax assets, deferred employees’ statutory profit sharing and recoverable asset tax for some of our airport subsidiaries where taxable income is not expected in the near future. We have not recognized valuation allowances against tax loss carry-forwards generated by our other airport subsidiaries, whereby taxable profits are expected, because each is taxed on an individual basis and under current tax law these tax carry-forwards can be carried forward through the term of the airport concessions or a period of ten years. As our airport concessions expire in 2048, significant management judgment concerning a number of factors, including the number of passengers we anticipate in our airports, increases in rates and inflation; changes in the discount rate and taxes is required in determining any valuation allowance.
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
Recently Issued Accounting Standards
     Certain accounting standards, which were issued by the Mexican Institute of Public Accountants (IMCP), went into effect on January 1, 2006. The adoption of these standards has not and will not have a significant effect on our financial position or results of operations.
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
     The elements of the NIF structure that are compulsory as of January 1, 2006 are as follows:
•	NIFs and NIF Interpretations issued by the CINIF;

•	bulletins issued by the Accounting Principles Commission (Comision de Principios de Contabilidad or CPC) of the IMCP that have not been modified, superseded or eliminated by new NIFs; and

•	applicable supplementary IFRSs.
     CPC circulars will continue to be recommendations and will continue to form part of NIFs until they are rendered obsolete (that is, until they are eliminated or are no longer applicable as they are covered by an NIF).
     The following NIFs are not expected to have any wide-reaching implications for financial reporting:
•	NIF A-1 “Structure of Financial Reporting Regulations”

•	NIF A-2 “Basic Precepts”

•	NIF A-3 “User Needs and Objectives of Financial Statements”

•	NIF A-4 “Qualitative Characteristics of Financial Statements”

•	NIF A-5 “Basic Elements of Financial Statements”

•	NIF A-6 “Recognition and Assessment”

•	NIF A-7 “Presentation and Disclosure”

•	NIF A-8 “Supplementary Nature”

•	NIF B-1 “Accounting Changes and Correction of Errors”

•	NIF B-3 “Income Statement”

•	NIF B-13 “Subsequent Event”

•	NIF C-13 “Related Parties”

•	NIF D-6 “Capitalizations of the Financing Integral Result”
Differences between Mexican NIF and U.S. GAAP
     Our financial statements are prepared in accordance with Mexican NIF, which differs in certain respects from U.S. GAAP. See Note 16 to our financial statements. Net income under U.S. GAAP was Ps. 267.2 million, Ps. 470.2 million and Ps. 416.0 for the years ended December 31, 2004, 2005 and 2006, respectively.
     The principal differences between Mexican NIF and U.S. GAAP as they relate to us are deferred income taxes, employees’ statutory profit sharing, tax on dividends paid, the treatment of our investments in our concessions and the rights to use airport facilities, the contract termination fee on leasehold agreements. Each of these differences affects both net income and stockholders’ equity. See Note16 to our financial statements for a discussion of these differences and the effect on our results of operation.
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
     In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing thresholds and attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. ASUR is currently evaluating the impact of adopting FIN 48.
     In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. ASUR does not anticipate that the adoption of EITF 06-03 will have an impact on its financial condition or results of operations.
     In September 2006, the FASB issued SFAS No. 157 (SFAS 157), Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. ASUR is currently evaluating the impact of adopting SFAS 157 on its financial condition and results of operations.
     In February 2007, the FASB issued SFAS No. 159 (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No.115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 provides entities with the opportunity to mitigate the volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The Company is currently evaluating the impact of adopting SFAS 159 on its financial condition and results of operations.

Off-balance sheet arrangements
     We are not party to any off-balance sheet arrangements, nor have we been involved in any such transactions in the past.
Tabular disclosure of contractual obligations

	Payments due by period (in millions of pesos)
			Less than 1					More than
Contractual Obligations	Total		year		1-3 years		3-5 years	5 years
Master Development Plan	Ps.	1,308.0	Ps.	1,147	Ps.	161	—	—

Purchase Obligations		—		—		—	—	—
Operating Lease Obligations		8		8		1	—	—
Technical Assistance Agreement(1)		71		71		—	—	—
Capital (Finance) Lease Obligations		—		—		—	—	—
Long-Term Debt Obligations		—		—		—	—	—

Total	Ps.	1,387	Ps.	1,225	Ps.	162	—	—

(1)	Reflects fixed minimum amount due under the Technical Assistance Agreement. Actual amount to be paid in any year may be higher because technical assistance fees are calculated as the greater of a fixed dollar amount (subject to certain adjustments) and 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican NIF and calculated prior to deducting the technical assistance fee).
Item 6. Directors, Senior Management and Employees
Directors
     Our board of directors is responsible for the management of our business. Pursuant to our bylaws, the board of directors must consist of an uneven number of directors determined at an ordinary general meeting of stockholders and is required to have at least seven, but not more than twenty-one, members. Currently, the board of directors consists of seven directors, each of whom is elected at the annual stockholders’ meeting for a term of one year or until a successor has been appointed.
     Our bylaws provide that the holders of Series BB shares are entitled to elect two members and their alternates to the board of directors. Our remaining directors are elected by the holders of our Series B shares. Under our bylaws, each stockholder or group of stockholders owning at least 10% of our capital stock in the form of Series B shares is entitled to elect one member to the board of directors for each 10% interest that it owns. The other directors to be elected by the holders of our Series B shares are elected by majority vote of all holders of Series B shares present at the stockholders’ meeting (including stockholders that individually or as part of a group elected a director as a result of their 10% stake). On February 28, 2001 the stockholders voted to eliminate alternate members of the board of directors with respect to those directors elected by holders of Series B shares.

     The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name	Title	Director Since
Fernando Chico Pardo(1)	Director and Chairman	April 28, 2005
(also Chief Executive Officer)
Ricardo Guajardo Touche(3)	Director	February 28, 2001
Francisco Garza Zambrano(3)	Director	February 28, 2001
George J. Vojta(3)	Director	April 28, 2003
Valentin Diez Morodo(3)	Director	April 28, 2005
Alejandro Soberon Kuri(3)	Director	April 27, 2006
Rasmus Christiansen(2)	Director	April 27, 2007

(1)	Elected by ITA as holder of Series BB shares, with Luis Chico Pardo as Alternate.

(2)	Elected by ITA as holder of Series BB shares, with Torben Thyregod as Alternate.

(3)	Independent Director.
Fernando Chico Pardo. Mr. Chico Pardo is a member of our board of directors, Chairman of the Board since April 28, 2005 and our Chief Executive Officer since January 19, 2007. He is the founder and President of Promecap, S.C. since 1997. Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil, S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York) and the Latin America Representative for Mocatta Metals Corporation and the Mexico Representative for Standard Chartered Bank (London). Mr. Chico Pardo is a member of the board of directors of, among others, Grupo Financiero Inbursa, Grupo Carso, Sanborns Hermanos, Sears Roebuck de Mexico and Grupo Posadas. He is 55 years old. Mr. Chico Pardo was appointed by ITA.
Ricardo Guajardo Touche. Mr. Guajardo is a member of our board of directors. He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and General Director of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and General Director of Grupo Vamsa since 1989. He is presently a member of the board of directors of Grupo Bimbo and Almacenes Coppel, and has served on the board of directors of Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), Fomento Economico Mexicano (FEMSA), Grupo Valores de Monterrey (VAMSA), Transportacion Maritima Mexicana (TMM), Alfa and El Puerto de Liverpool. He is 59 years old. Mr. Guajardo is an independent director.
Francisco Garza Zambrano. Mr. Garza is a member of our board of directors and he has served as President of Cementos Mexicanos of Norteamerica y Trading (his current position), as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos E.U.A. He was formerly on the board of directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Camara Nacional del Cemento (CANACEM), Club Industrial, A.C. and Fundacion Mexicana para la Salud. He is 52 years old. Mr. Garza is an independent director.

George Vojta. Mr. Vojta is a member of our board of directors and has been President and Director of the Financial Services Forum since 1999. Previously, Mr. Vojta was Vice Chairman of the Board of Bankers Trust, President of Deak & Company, Chief Financial Officer of Phibro-Salomon, Inc. and Deputy Vice Chairman of Citigroup. Mr. Vojta is currently Chief Executive Officer of the Westchester Group LLC, Chairman of Wharton Financial Institutions Center and the Yale Center for Corporate Governance and Performance. He is 71 years old. Mr. Vojta is an independent director.
Alejandro Soberon Kuri. Mr. Soberon is the founder of Corporacion Interamericana de Entretenimiento, S.A. de C.V., or “CIE”, and has been Chairman of the Board and Executive President of the group since it was established in 1990. Prior to the foundation of CIE, Mr. Soberon produced films for more than 10 years through a series of Mexican companies where he was a founding stockholder. Mr. Soberon was a member of the Board of Directors of Telefonos de Mexico, S.A. de C.V., or Telmex, and is currently a member of the Board of Directors of America Movil, S.A. de C.V., a company that was spun off from Telmex in September 2000. Additionally, he is a board member of the Mexican Stock Exchange, and a member of the Board of Directors of Banco Nacional de Mexico, S.A. de C.V. Mr. Soberon received a Bachelor’s Degree in Business Administration from the Universidad Iberoamericana. He is 47 years old. Mr. Soberon is an independent director.
Valentin Diez Morodo. Mr. Diez is a member of our board of directors and currently serves as Chairman of the Board of the Mexican Business Council for Foreign Trade, Investment and Technology (COMCE). He is also the President of the Mexico-Spain Bilateral Business Committee at COMCE. In addition, Mr. Diez serves on the board of Grupo Financiero Banamex, S.A. de C.V., International Advisory Board of Citigroup, Inc., Acciones y Valores Banamex, S.A. de C.V., Kimberly Clark Mexico, S.A. de C.V., Grupo ALFA, S.A. de C.V., DESC, S.A. de C.V., Grupo Mexico, S.A. de C.V., Grupo Modelo, S.A. de C.V., Grupo MVS Multivision, Avantel, S.A., Zara Mexico, S.A. de C.V., International Advisory Board of Instituto de Empresa, Madrid and Banco Nacional de Comercio Exterior (Banamex). Previously, Mr. Diez served as Vice President and General Director of Sales and Exports of Grupo Modelo, S.A. de C.V. He is 67 years old. Mr. Diez is an independent director.
Rasmus Christiansen. Mr. Christiansen is a member of our board of directors and currently serves as Chief Executive Officer of Copenhagen Airports International A/S. Previously, Mr. Christiansen served as Vice President of Copenhagen Airports International A/S, Director, Development & Acquisitions of Copenhagen Airports International A/S, Director and owner of an import/export company in Hungary, Vice President of Dolce International, International Hotel Development & Operations, Chief Executive Officer of Scanticon Conference Center, Aarhus and Director of Sales of Scanticon Conference Center, Aarhus. He is 55 years old.
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
     The following table lists our executive officers, their current position and their year of appointment as an executive officer:

Name	Principal Occupation	Executive Officer since
Fernando Chico Pardo*	Chief Executive Officer Director of Finance	January 19, 2007
Adolfo Castro Rivas*	(chief financial officer)	January 24, 2000
Gabriel Gurmendez Armand-Ugon	Director of Cancun Airport	November 20, 2004
Hector Navarrete Muñoz	Regional Director of Operations	January 15, 2003
Claudio Gongora Morales	General Counsel	April 19, 1999
Manuel Gutierrez Sola	Chief Commercial Officer	August 7, 2003

*	Appointed by ITA, as holder of Series BB shares.
Fernando Chico Pardo. Mr. Chico Pardo is a member of our board of directors, Chairman of the Board since April 28, 2005 and our Chief Executive Officer since January 19, 2007. He is the founder and President of Promecap, S.C. since 1997. Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil, S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York) and the Latin America Representative for Mocatta Metals Corporation and the Mexico Representative for Standard Chartered Bank (London). Mr. Chico Pardo is a member of the board of directors of, among others, Grupo Financiero Inbursa, Grupo Carso, Sanborns Hermanos, Sears Roebuck de Mexico and Grupo Posadas. He is 55 years old. Mr. Chico Pardo was appointed by ITA.
Adolfo Castro Rivas. Mr. Castro has been our Director of Finance since January 2000. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. and an auditor and consultant with Coopers & Lybrand. He is 43 years old.
Gabriel Gurmendez Armand-Ugon. Mr. Gurmendez has been the Director of Cancun International Airport since November 2004. Previously, Mr. Gurmendez was the Minister of Transportation and Public Works and the President and Director of ANTEL, the national telecommunications company of Uruguay. Mr. Gurmendez has served as the General Manager of Consorcio Aeropuertos Internacionales S.A., the private concessionaire of the International Airport of Punta del Este, Uruguay. He also acted as interim President of Uruguay’s national oil company, ANCAP, the national railway, AFE, and the national waterworks company, OSE. He is 45 years old.

Hector Navarrete Muñoz. Mr. Navarrete is the Regional Director of Airports. Previously, Mr. Navarrete was the Administrator of the Merida International Airport, Director of the Board of Culture and Tourism of the State of Yucatan and Coordinator of the Mayan Cultural Project in San Antonio, Texas. He is 50 years old.
Claudio Gongora Morales. Mr. Gongora has been General Counsel since April 25, 2001. Previously, he was Sub-Director of ASUR (starting on April 19, 1999). Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compania Exploradora del Istmo, S.A. de C.V. He has been Legal Sub-Director of Comision de Fomento Minero, Legal Chief Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 55 years old.
Manuel Gutierrez Sola. Mr. Gutierrez has been our Chief Commercial Officer since August 7, 2003. Previously, since October 31, 2002, Mr. Gutierrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of ASUR’s commercial strategy. Before that, he was our Concessions Manager since December 2000. Prior to joining ASUR, Mr. Gutierrez was Chief Operations Officer of G. Accion S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V. He is 44 years old.
Share Ownership of Directors and Senior Management
     With the exception of Fernando Chico Pardo (see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”), Luis Chico Pardo and Francisco Garza Zambrano, directors and senior management do not own shares of ASUR. There are no compensation arrangements under which employees may acquire capital of ASUR.
Compensation of Directors and Senior Management
     Directors received Ps. 5.06 million in aggregate compensation for the year ended December 31, 2006. We paid an aggregate amount of approximately Ps. 16.8 million for the services of our executive officers, which included payments to Copenhagen Airports for the services of Kjeld Binger as our chief executive officer, who resigned his position effective as of December 31, 2006. This contract was cancelled and on February 14, 2007, the Company signed a new agreement with Promecap, S.C. to pay for the services of Fernando Chico Pardo.
     No amount has been set aside by ASUR or its subsidiaries for pension, retirement or similar benefits.
Committees
     Our bylaws provide for four committees to assist the board of directors with the management of our business: an Operating Committee, an Audit Committee, an Acquisitions and Contracts Committee and a Nominations and Compensation Committee.
     The Operating Committee, which is composed of four members, is responsible for proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development plans of our subsidiary concession holders, our dividend policy and investments of less than U.S.$2 million that are not provided for in our annual budget. The board of directors appoints all the members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint two of the committee members and to appoint the chairman, who has a deciding vote in case of a tie. The consent of the Series BB directors is also required to select the members of the Operating Committee that are not members of our board or officers of our company. The current members of the Operating Committee are Fernando Chico Pardo, Rasmus Christiansen, Ricardo Guajardo and Francisco Garza Zambrano; the chairman position of the Operating Committee is vacant. A secretary has also been appointed who is not a member of the committee.
     The Audit Committee must be composed of at least three members, all of whom must be independent, and is responsible for supervising the management and conduct of our business, as well as monitoring the activities of our board of directors, our officers and the officers of our subsidiaries for compliance with the bylaws and applicable law. With respect to financial reporting and auditing matters, the Audit Committee has oversight of our internal auditing and controls system, as well as the performance of our external auditors. The Audit Committee is also responsible for monitoring transactions with affiliates, including ITA and its stockholders. Our bylaws provide that the board of directors shall determine the number of members of the Audit Committee, which is required to comprise solely independent directors. All members of the Audit Committee must meet the applicable independence criteria set forth under the Sarbanes-Oxley Act of 2002 and the rules issued thereunder by the U.S. Securities and Exchange Commission. The president of the Audit Committee is elected by a vote at the shareholders meeting, as is a secretary, who is not required to be a committee member. The committee also appoints among its members a special delegate who may not be a person appointed by the holders of Series BB shares nor be related to the committee members. The special delegate is charged with ensuring that ITA complies with its obligations under the technical assistance agreement it has with us. The current members of the Audit Committee are Ricardo Guajardo Touche, Francisco Garza Zambrano and George Vojta (who serves as our Audit Committee financial expert). A secretary has also been appointed who is not a member of the committee.
     The Acquisitions and Contracts Committee, composed of three members, is responsible for ensuring compliance with our procurement policies set forth in our bylaws. Among other things, these policies require that the Acquisitions and Contracts Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$400,000 and that any contract between us, on the one hand, and ITA or any of its related persons, on the other hand, be awarded pursuant to a bidding process involving at least three other bidders. Our bylaws provide that a stockholders’ meeting will determine the number (which must be an odd number) of members of the Acquisitions and Contracts Committee, which is required to be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint one member to the committee. The current members of the Acquisitions and Contracts Committee are Fernando Chico Pardo, Ricardo Guajardo and Rasmus Christiansen; the chairman position of the Acquisitions and Contracts Committee is vacant. A secretary has also been appointed who is not a member of the committee.

     The Nominations and Compensation Committee was formed on October 12, 1999. The duties of the committee include the proposal to the general shareholders’ meeting of candidates for election to the board of directors and proposal to the board of directors of candidates for appointment as executive officers, as well as proposals to the general shareholders’ meeting regarding the removal and compensation of directors and officers. Our bylaws provide that a stockholders’ meeting will determine the number (which must be an odd number) of members of the committee. The holders of the Series B and Series BB shares, acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee are to be named by these two initial members. Members of the committee each have a term of one year. At each annual shareholders’ meeting after a public offering of our shares, the Nominations and Compensation Committee is required to present a list of at least seven candidates for election as directors for the vote of the Series B stockholders. At an ordinary stockholders’ meeting held February 28, 2001, our stockholders resolved that the Nominations and Compensation Committee be comprised of three members. The current members of the Nominations and Compensation Committee are Rasmus Christiansen, Valentin Diez Morodo and Fernando Chico Pardo; one position remains open. A secretary has also been appointed who is not a member of the committee.
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
     The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practice
Director Independence. Majority of board of directors must be independent. §303A.01	Pursuant to the Mexican Securities Market Law, we are required to have a board of directors composed of a maximum of 21 members, 25% of whom must be independent. Stockholders are required to make a determination as to the independence of our directors. Our bylaws provide that our Board

NYSE Standards	Our Corporate Governance Practice

of Directors must be composed of such odd number of members as determined by our shareholders at the annual meeting, which shall not be less than seven and shall be subject to the maximum limit set forth by the Mexican Securities Market Law. Currently, our board has seven members, of which five are independent under the Sarbanes-Oxley Act of 2002 and as qualified by our shareholders as provided in the Mexican Securities Market Law.

The definition of independence applicable to us pursuant to the Mexican Securities Market Law differs in certain respects from the definition applicable to U.S. issuers under the NYSE rules.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03
Our non-management and independent directors are not required to meet in executive sessions and generally do not do so. Executive sessions are not expressly recommended by the Mexican Code of Best Corporate Practices.

None of our members of management are members of our Board of Directors nor our other committees, except for our CEO, who is a member of the Board of Directors, the Operating Committee, the Acquisitions and Contracts Committee and the Nominations and Compensation Committee.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07
We are in compliance with the independence requirements of Rule 10A-3, but the members of our Audit Committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

The principal characteristics of our Audit Committee are as follows:
•	Our Audit Committee is composed of three members, all of whom are members of our board of directors.

•	All of the members of our Audit Committee and the committee’s president are independent.

•	The Chairman of the Audit Committee is appointed and/or removed exclusively by the general shareholders’ meeting.

NYSE Standards	Our Corporate Governance Practice
•	Our Audit Committee operates pursuant to provisions in the Mexican Securities Market Law and our bylaws.

•	Our Audit Committee submits an annual report regarding its activities to our Board of Directors.

•	The duties of our Audit Committee include, among others, the following:
–	overseeing of our internal auditing and controls systems,

–	appointing and removing, and supervising our external auditor and establishing the scope of the external auditor’s duties and responsibilities,

–	ensuring compliance with our bylaws by officers and directors of the company and its subsidiaries,

–	making recommendations to the Nomination and Compensation Committee with respect to the removal of directors and officers for violations of the bylaws or any other applicable legal provision,

–	overseeing compliance with the corporate governance provisions as set forth in the General Law of Business Companies (Ley General de Sociedades Mercantiles), and the Mexican Securities Market Law and protection of minority shareholder rights,

–	overseeing related-party transactions, and

–	preparing certain regular reports for the board of directors pursuant to the Mexican Securities Market Law and our bylaws.

Nominating/corporate governance and compensation committee. Nominating/corporate governance committee of independent directors and compensation committee of independent directors are required. Compensation committee must approve executive officer compensation. Each committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04 and §303A.05
Pursuant to the Mexican Securities Market Law, we are required to have a committee that performs corporate governance functions (comite de practicas societarias). The board has vested all such functions and responsibilities in our Audit Committee.
The duties of our Audit Committee with

NYSE Standards	Our Corporate Governance Practice

regard to corporate practices are, among others, the following:
–	evaluating the performance of relevant officers,

–	reviewing related-party transactions, and

–	determining the total compensation package of the chief executive officer.

We are not required to have a nominating or a compensation committee, but the Mexican Code of Best Corporate Practices recommends that companies have an evaluation and compensation committee. Our bylaws provide for a Nominations and Compensation Committee, which we believe carries out the principal duties of an evaluation and compensation committee and a nominating/corporate governance committee. The duties of our Nomination and Compensation Committee include, among others, the following:
•	proposing individuals to serve as directors at the shareholders meeting,

•	proposing individuals to serve as officers to the Board of Directors,

•	proposing compensation for directors and officers at the shareholders’ meeting or to the Board of Directors, as applicable,

•	proposing for consideration at the shareholders’ meeting the removal of members of the Board of Directors and officers, and

•	submitting an annual report on its activities to the Board of Directors and the shareholders.

Our Nomination and Compensation Committee is currently composed of three members who are appointed by the shareholders at the shareholders’ meeting. Pursuant to our bylaws, at least one member is appointed by the Series B shareholders and at least one member is appointed by the Series

NYSE Standards	Our Corporate Governance Practice

BB shareholders. Our Nomination and Compensation Committee is not required to be composed of independent directors.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Shareholder approval is not expressly required under our bylaws for the adoption and amendment of an equity-compensation plan. No equity-compensation plans have been approved by our shareholders.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to all of our directors and executive officers, which is available to you free of charge upon request and at www.asur.com.mx. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our other officers/employees.

Employees
     The following table sets forth the number of employees in various positions as of the end of 2003, 2004 and 2005.

	As of December 31,	As of December 31,	As of December 31,
	2004	2005	2006
Administrative Employees
Servicios Aeroportuarios del Sureste, S.A. de C.V.	63	72	86
Cancun Airport	114	149	193
Cozumel Airport	10	19	19
Huatulco Airport	14	18	19
Merida Airport	34	44	43
Minatitlan Airport	12	18	18
Oaxaca Airport	12	20	22
Tapachula Airport	17	21	21
Veracruz Airport	19	25	25
Villahermosa Airport	14	21	23

Total Administrative Employees	309	407	469

Unionized Employees
Servicios Aeroportuarios del Sureste, S.A. de C.V.	0	0	0
Cancun Airport	109	112	116
Cozumel Airport	24	25	25
Huatulco Airport	19	19	19
Merida Airport	44	45	45
Minatitlan Airport	16	16	16
Oaxaca Airport	20	22	19
Tapachula Airport	16	16	16
Veracruz Airport	26	24	26
Villahermosa Airport	27	27	29

Total Union Employees	301	306	311

     As of December 31, 2004, 2005 and 2006, we had approximately 610, 713 and 780 employees, respectively. Of the 62 administrative employees added in 2006, 45 were hired mainly in information technology, ASUR’s cargo division and in connection with the checked baggage screening services we are providing for international flights as of January 1, 2006.
     In addition, services relating to commercial operations, cargo, baggage screening and certain airport operations are provided by third parties, using their own personnel. As of December 31,2006 there were approximately 135 employees providing such services.
     Approximately 39.0% of our employees on December 31, 2006 were members of labor unions. A significant portion of the services rendered in our airports is provided by personnel employed by third parties. Approximately 15% of our employees are employed by Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary that provides us with administrative and personnel services, while the remainder, including all unionized personnel, are employed by our nine subsidiary operating companies.

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
Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS

Tender Offer by Fernando Chico Pardo

     On May 14, 2007 Agrupacion Aeroportuaria Internacional II, S.A. de C.V., an entity indirectly owned and controlled by Fernando Chico Pardo, made a tender offer for the purchase in Mexico and the United States of America of up to 127,950,001 Series B shares (including Series B shares represented by ADSs), representing approximately 42.65% of the outstanding capital stock of ASUR.

     Thereafter, Agrupacion Aeroportuaria Internacional II, S.A. de C.V., resolved to waive the condition that it receive offers for at least 127,950,001 Series B shares and established that it would accept for purchase any number of Series B shares (including Series B shares represented by ADSs) offered for sale.

     On June 22, 2007, Mr. Chico Pardo informed ASUR that the final aggregate number of ADSs that had been offered and accepted for payment in the tender offer in the United States of America was 2,867,302 ADSs (representing 28,673,020 Series B shares) and that the aggregate number of Series B shares offered and accepted for payment in the Mexican tender offer was 7,762,515.

     A total of 12.15% of the aggregate capital stock of ASUR was offered and accepted for payment in the tender offer. The shares offered in the tender offer include Series B shares and ADSs previously directly owned by Mr. Chico Pardo and Copenhagen Airports.

     In connection with the tender offers, on June 18, 2007, ITA, through Bancomext, notified ASUR of its decision to convert 22,050,000 Series BB shares into 22,050,000 Series B shares. ASUR was informed that these shares were transferred to Agrupacion Aeroportuaria Internacional, S.A. de C.V., an entity owned and controlled by Mr. Chico Pardo, as a result of a de-merger agreement between Mr. Chico Pardo and Copenhagen Airports.

Capital Stock Structure

     The following table sets forth the current ownership of outstanding shares as of June 25, 2007, to the extent of our knowledge.

			Percentage of total
	Number of Shares		share capital
Identity of stockholder (1)	B Shares	BB Shares	B Shares(3)	BB Shares
Agrupacion Aeroportuaria Internacional II, S.A. de C.V. (2)	36,435,535	—	12.15%	—
ITA, through Bancomext (1) (2) (3) (4)	—	22,950,000	—	7.65%
Agrupacion Aeroportuaria Internacional, S.A. de C.V., through Bancomext (1) (2) (4)	22,050,000	—	7.35%	—
Public	218,564,465	—	72.85%	—

(1)	Pursuant to the Share Registry Book of ASUR, the shareholders that formally appear registered as such are (a) Indeval, as depositary of 255,000,000 Series B shares, (b) Bancomext, as holder of 22,050,000 Series B shares, and (c) Bancomext, as holder of 22,950,000 Series BB shares.

(2)	Our CEO Fernando Chico Pardo owns, directly or indirectly, (a) 51% of ITA, (b) 100% of Agrupación Aeroportuaria Internacional II, S.A. de C.V., and (c) 100% of Agrupacion Aeroportuaria Internacional II, S.A. de C.V.

(3)	Copenhagen Airports owns 49% of the capital stock of ITA .

(4)	Through the letter of instructions dated June 18, 2007, Bancomext, as trustee of the trust created under Trust Agreement dated December 18, 1998 and holder of 45,000,000 Series BB shares, informed ASUR of its decision to convert 22,050,000 Series BB shares into 22,050,000 Series B shares.
ITA Trust and Shareholders’ Amended Agreement
     The rules governing the sale of our Series BB shares to ITA required that ITA place all of its Series BB shares in trust in order to guarantee ITA’s performance of its obligations under the technical assistance agreement and ITA’s commitment to maintain its interest in ASUR for a specified period. Accordingly, ITA has placed its shares in trust with Bancomext. This trust, as amended in connection with the conversion of 22,050,000 Series BB shares described above, provides that ITA may instruct Bancomext with respect to the voting of the shares held in trust that currently represent 7.65% of our capital stock, regarding all matters other than capital reductions, payment of dividends, amortization of shares and similar distributions to our shareholders, which are voted by the trustee in accordance with the vote of the majority of the Series B shares.
     Currently, ITA is restricted from transferring any of its remaining Series BB shares. After December 18, 2008, ITA may sell in any year up to 20% of its remaining ownership interest in us represented by Series BB shares. The term of the trust will be extended for an additional 15 years if, at the end of the initial 15-year term, ITA holds shares representing more than 10% of our capital stock. ITA may terminate the trust before the second 15-year term begins if: (i) ITA holds less than 10% of our capital stock at the end of the initial term; and (ii) the technical services agreement has been terminated. ITA is required to deposit in the trust any additional shares of our capital stock that it acquires.
     ITA’s stockholders have entered into a shareholders’ agreement (and have amended ITA’s bylaws accordingly), which provides, among other things, that (i) most matters relating to ITA’s participation in ASUR’s management are to be decided by unanimity among the four members of its board of directors; such matters to include the removal of ASUR’s chief executive officer, the proposal to the board of ASUR’s chief executive officer, and the adoption or amendment of ASUR’s master development plans, business plans and investment plans, and (ii) the two directors in ITA’s board by each of Copenhagen Airports and Fernando Chico Pardo are entitled to appoint and dismiss one of the two directors to be elected by the Series BB shareholders. Currently, Copenhagen Airports and Fernando Chico Pardo are entitled to appoint two directors each out of ITA’s four directors.
     Under the terms of the participation agreement and the trust agreement, each of ITA’s key partners, currently Copenhagen Airports and Fernando Chico Pardo, is required to maintain at least a 25.5% ownership interest in ITA prior to December 18, 2014, unless otherwise approved by the Ministry of Communications and Transportation. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If ITA or any of its stockholders defaults on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to us as liquidated damages.
RELATED PARTY TRANSACTIONS
Arrangements with ITA
     The rules for the sale of the Series BB shares required ITA, ASUR and the Ministry of Communications and Transportation to enter into a participation agreement, which established the framework for the option agreement, the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.
     Pursuant to the technical assistance agreement and the participation agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us. These agreements entitle ITA to propose to our board a candidate to be our chief executive officer, to appoint half our other executive officers and two members of our board of directors. These agreements also grant us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The technical assistance agreement has a fifteen-year term and is automatically renewed for additional five-year terms, unless one party provides notice of its intent not to renew within a specified period. We are required under this agreement to pay ITA an annual fee equal to the greater of a fixed dollar amount or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican NIF and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in “Item 6. Directors, Senior Management and Employees—Committees.” In 2002, 2003, 2004, 2005 and 2006, we recognized expenses of U.S.$3.7 million, U.S.$4.1 million, U.S.$5.8 million, U.S.$6.2 million and U.S.$6.6 million, respectively, pursuant to the technical assistance agreement plus additional expenses of approximately U.S.$0.6 million, U.S.$0.3 million, U.S.$0.1 million, U.S.$0.2 million and U.S.$0.1 million, respectively.
Arrangements with Copenhagen Airports
     In June 2003 we entered into a contract with a subsidiary of Copenhagen Airports under which we retained the services of Kjeld Binger as our interim chief executive officer in exchange for a monthly fee equal to U.S.$31,119. His term as interim chief executive officer ended with his resignation effective as of December 31, 2006.
Arrangements with Entities Controlled by Fernando Chico Pardo
     In February 2007 we entered into a contract with Promecap, S.C. under which we retained the services of Fernando Chico Pardo as our Chief Executive Officer in exchange for a monthly fee equal to U.S.$37,804.
     We also rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.
Item 8. Financial Information
     See “Item 18. Financial Statements” beginning on page F-1.
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
DIVIDENDS
     The declaration, amount and payment of dividends are determined by a majority vote of the stockholders present at a stockholders’ meeting and generally, but not necessarily, on the recommendation of the board of directors. So long as the Series BB shares represent at least 7.65% of our capital stock, the declaration and payment of dividends will require the approval of the holders of a majority of the Series BB shares. Figures included in this subsection are stated in nominal pesos.
     Mexican law requires that at least 5% of a company’s net income (on a non-consolidated basis) each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock (without adjustment for inflation).
     Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under Mexican NIF. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., is Ps. 162.1 million (which includes the required allocation corresponding to year 2006 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.
     Dividends paid to non-resident holders with respect to our Series B shares and ADSs are not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor 1.4925 in 2004, 1.4286 in 2005, 1.4085 in 2006, 1.3889 in 2007 and 1.3889 thereafter. Corporate tax rates of 33% in 2004, 30% in 2005, 29% in 2006, 28% in 2007 and 28% thereafter are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2006, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax. Three of our subsidiaries

(Cancun, Villahermosa and Merida) benefit from an injunction that reduced the rate for dividends from 47.0592% in 2005 to 32%.
     As of December 31, 2006, we had no distributable earnings that were subject to corporate income tax. Until we generate such earnings subject to corporate income tax, dividends paid by us to non-resident holders of Series B shares and ADSs will be subject to the corporate-level dividend tax income discussed above.
     On April 27, 2007, our stockholders approved the allocation of 5%, or Ps. 26.4 million, of our net profits for the fiscal year ended December 31, 2006 to the legal reserve fund in compliance with Mexican law. The stockholders approved the allocation of 5%, or Ps. 29.0 million, of our net profits for the fiscal year ended December 31, 2005 to the legal reserve fund on April 27, 2006, and approved the allocation of Ps. 32.6 million (5% of net income for fiscal year 2004) to the legal reserve fund on April 28, 2005.
     On April 27, 2007, our stockholders approved the payment of a net ordinary cash dividend after income tax of Ps. 225.0 million or Ps. 0.75 per share for each outstanding Series B or BB share. This dividend was payable as of May 31, 2007. At the general stockholders’ meeting on April 27, 2006, our stockholders agreed to pay net dividends after income tax of Ps. 210.7 million or Ps. 0.70 per share. Because this dividend payment was not taken from the after-tax earnings account, it gave rise to an income tax of Ps. 86.0 million. At the general stockholders’ meeting on April 28, 2005, our stockholders agreed to pay net dividends after income tax of Ps. 200.0 million or Ps. 0.67 per share. Because this dividend payment was not taken from the after-tax earnings account, it gave rise to an income tax of Ps. 85.7 million
     In the absence of attractive investment opportunities, we intend to continue paying yearly dividends out of our annual net retained earnings. We do not currently intend to implement a stock repurchase program.
     We will declare any future dividends in pesos. In the case of Series B shares represented by ADSs, cash dividends are paid to the depositary and, subject to the terms of the Deposit Agreement, converted into and paid in U.S. dollars at the prevailing exchange rate, net of conversion expenses of the depositary. Fluctuations in exchange rates affect the amount of dividends that ADS holders receive. For a more detailed discussion, see “Item 10. Additional Information.”
     On April 27, 2007, our stockholders granted our board of directors the power to declare and pay an extraordinary dividend to all shares representing our capital stock. Our board may declare and pay this extraordinary dividend at any time during 2007 and until the next annual shareholders’ meeting. The board may freely determine the terms and conditions of this extraordinary dividend.

Item 9. The Offer and Listing
Stock Price History
     The following table sets forth, for the periods indicated, the high and low closing prices for (i) the ADSs on the New York Stock Exchange in U.S. dollars and (ii) our common shares on the Mexican Stock Exchange in pesos. For more information, see “Item 10. Additional Information—Exchange Controls” for the exchange rates applicable during the periods set forth below. The information set forth in the table below reflects actual historical amounts at the trade dates and has not been restated in constant pesos.
The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars over the five most recent financial years is as follows:

Years ended
December 31,	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
2002	10.17	11.75	10.80	12.00

2003	15.95	17.60	18.50	19.70

2004	18.58	27.05	17.38	30.15

2005
First Quarter	27.26	33.70	30.60	37.12
Second Quarter	29.00	32.54	31.68	34.82
Third Quarter	37.05	41.79	39.71	45.00
Fourth Quarter	31.20	34.17	32.70	36.25

2006
First Quarter	28.93	35.19	30.56	37.00
Second Quarter	30.60	39.66	35.00	43.80
Third Quarter	30.40	38.37	29.00	42.50
Fourth Quarter	36.85	45.16	39.90	49.29

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
December 2006	42.00	45.16	45.42	49.29
January 2007	41.82	46.15	45.85	50.65
February 2007	42.25	48.72	47.00	53.48
March 2007	41.07	49.41	45.80	54.50
April 2007	47.26	49.07	52.00	54.03
May 2007	47.67	51.89	52.70	55.80
June 2007 (2)	49.52	55.64	54.27	59.99

(1)	10 Series B shares per ADR.

(2)	Through June 25, 2007.

Sources:	Mexican Stock Exchange and the New York Stock Exchange.
TRADING ON THE MEXICAN STOCK EXCHANGE
     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operations in the early 1900s, and was reestablished in 1907. The Mexican Stock Exchange is organized as a corporation whose shares are held by brokerage firms. These firms are exclusively authorized to trade on the floor of the Exchange. Trading on the Mexican Stock Exchange takes place exclusively through an automated inter-

dealer quotation system known as SENTRA, which is open between the hours of 8:30 a.m. and 3:30 p.m., Mexico City time, each business day. Each trading day is divided into six trading sessions with ten-minute periods separating each session. Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off the Exchange. Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility. The suspension procedures will not apply to shares that are directly or indirectly (through ADSs or CPOs) quoted on a stock exchange outside Mexico.
     Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even if by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval Instituto para el Deposito de Valores, S.A. de C.V., a privately-owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for the physical transfer of shares.
     The Mexican Stock Exchange is one of Latin America’s largest exchanges in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets, and therefore subject to greater volatility.
     As of December 31, 2006, 129 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2006, the ten most actively traded equity issues (excluding banks) represented approximately 58% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico.
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
     At our Extraordinary Stockholders’ Meeting held on April 27, 2006, our shareholders approved certain amendments to conform our bylaws to the provisions of the Mexican Securities Market Law and the Mexican Business Associations Law (Ley General de Sociedades Mercantiles), as well as to clarify and adjust certain provisions thereof.

     Purposes
     The purposes of our company include the following:
•	to acquire shares, ownership or other interests in companies engaged in the management, operation, including providing airport, complementary and commercial services, construction and/or use of civil aerodromes and in accordance with the Mexican Airport Law and its regulations, as well as to hold capital stock in companies that provide any other type of services and to vote the shares of any such companies; to sell, transfer or dispose of any such shares or ownership interests or other securities allowed by law;

•	to receive and to provide the services as required to carry out our corporate purposes, including, without limitation, technical consulting services in the industrial, administrative, accounting, marketing or finance fields, in connection with the management, operation, construction and/or utilization of airports;

•	to request and obtain concessions and permits for the management, operation, construction and/or utilization of airports, as well as for providing any other services necessary for the use of such airports and for carrying out any activity which supports and is related with such purpose.

•	to obtain, acquire, use, license or dispose of all types of patents, certificates of invention, registered trademarks, trade names, copyright or rights with regard thereto, whether in Mexico or abroad;

•	to obtain all types of loans or credits, with or without specific guarantee, and to grant loans, in each case, in the ordinary course of business of the Company;

•	to grant any kind of guaranty and security on issued negotiable instruments or obligations assumed by the Company or by companies in which the Company may hold ownership interests, in each case, in the ordinary course of business of the Company;

•	to issue any unsubscribed shares of our capital stock to be kept in our treasury in order to be delivered upon subscription thereof, as well as to execute option agreements that grant to third parties the right to subscribe and pay for our shares;

•	to hold, possess, sell, transfer, dispose of or lease any assets, or real or personal property that may be necessary or convenient to carry out our corporate purposes; and

•	generally, to carry out and perform all actions, agreements and related, incidental or ancillary transactions in furtherance of the above-mentioned purposes.
Directors
     Our bylaws provide that our board of directors will have such odd number of members as determined by the shareholders’ meeting, which number shall not be less than 7 (seven) and shall be subject to the maximum limit set forth by the Securities Market Law.

     Each person (or group of persons acting together) holding 10% of our capital stock in the form of Series B shares is entitled to elect one director. The shareholders of Series BB shares will have the right to appoint 2 (two) members and their respective alternates. The remaining positions on the board of directors will be filled based on the vote of all holders of Series B shares, including those Series B holders that were entitled to elect a director by virtue of their owning 10% of our capital stock. The candidates to be considered for election as directors by the Series B stockholders will be proposed to the stockholders’ meeting by the Nominations and Compensation Committee. All directors are elected based on a simple majority of the votes cast at the relevant stockholders’ meeting. Our bylaws do not currently require mandatory retirement of directors after they reach a certain age. The compensation of our directors is proposed by the Nominations and Compensation Committee to all of our stockholders at stockholders’ meetings for their approval.
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
Authority of the Board of Directors
     The powers of the board include, without limitation, the power:
•	to participate in our strategic planning decisions,

•	to authorize changes in our policies regarding financial structure, products, market development and organization,

•	to oversee compliance with general corporate practices, our bylaws and the minority rights set forth thereunder,

•	to call for stockholders’ meetings and act on their resolutions,

•	to create special committees and grant them the powers and authority it sees fit, provided that said committees will not be vested with the authorities which by law or under our bylaws are expressly reserved for the stockholders or the board of directors,

•	to determine how to vote the shares held by us in our subsidiaries

•	to appoint our chief executive officer from among the candidates proposed by the members of the Board of Directors appointed by the Series BB shareholders, and to appoint those officers other than those designated by the Series BB directors or the Operating Committee, and

•	to approve, upon proposal by the Operating Committee: (i) our annual budget and that of our subsidiaries; and (ii) the master development plan and any amendments thereto for each of the airports to be submitted to the Ministry of Communications and Transportation.
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
     Resolutions at board meetings with respect to any of the issues listed below will be valid only if approved by the members of the board of directors elected by the holders of the Series BB shares:
•	approval of our financial statements and those of our subsidiaries and their submission to the stockholders’ meeting,

•	approval of the 5-year master development plans for each of the airports operated by our subsidiaries,

•	annual approval of the business plan and the investment budget,

•	approval of capital investments not considered in the approved annual budget for each fiscal year,

•	approval of any sale of assets having, individually or jointly, a value exceeding the lower of (i) U.S.$5.0 million, or (ii) 5% (five per cent) of the consolidated assets of the Company, but which does not exceed 20% (twenty percent) of the consolidated assets of the Company,

•	incurrence of any indebtedness, whether by means of direct loans or financial leases, in an amount greater than the lower of (i) U.S.$5.0 million, or (ii) 5% (five percent) of the consolidated assets of the Company, but which does not exceed 20% (twenty percent) of the consolidated assets of the Company,

•	determine the manner in which the company shall vote its shares at the shareholders meeting of its subsidiaries, taking into consideration the proposal of the Operating Committee,

•	proposal to increase our capital or that of our subsidiaries,

•	approval of any sale of shares of the capital stock of our subsidiaries,

•	approval of any purchase or sale of shares or interests in any company, except for: (a) the acquisition of shares and/or securities issued by investment companies, and (b) the acquisition of securities through investment companies (mutual funds),

•	approval or amendment of our management structure,

•	creation of new committees, delegation of powers to the same and changes to the powers of any existing committee,

•	approval of our dividend policy and the application of the Company’s profits and its submission to the stockholders’ meeting, and

•	appointment of the chief executive officer from among the candidates proposed by the members of the board of directors appointed by the Series BB shareholders.
Powers of Series BB Directors
The Series BB directors are entitled to:
•	present to the board of directors the name or names of candidates for appointment as chief executive officer,

•	remove the chief executive officer,

•	appoint and remove half of our executive officers,

•	appoint two members of the Operating Committee and their substitutes, and at least one member of the Acquisitions and Contracts Committee and his or her substitute, and

•	determine the composition of the Operating Committee.
Our Capital Stock
     The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of June 25, 2007:
Capital Stock

	Authorized		Issued and outstanding
Fixed capital stock:

Series B shares	277,050,000	*	277,050,000	*
Series BB shares	22,950,000	*	22,950,000	*

Variable capital stock:

Series B shares	—		—
Series BB shares	—		—

*	After giving effect to the conversion by ITA of 22,050,000 Series BB shares into 22,050,000 Series B shares in June 2007.

All ordinary shares confer equal rights and obligations to holders within each series. The Series BB shares have the voting and other rights described below.
     Our bylaws provide that our shares have the following characteristics:
•	Series B. Series B shares currently represent 92.35% of our capital. Series B shares may be held by any Mexican or foreign natural person, company or entity.

•	Series BB. Series BB shares currently represent 7.65% of our capital. Series BB shares may be held by any Mexican or foreign natural person, company or entity.
     Under the Mexican Airport Law and the Mexican Foreign Investments Law, foreign persons may not directly or indirectly own more than 49% of the capital stock of a holder of an airport concession unless an authorization from the Mexican Commission of Foreign Investments is obtained. We obtained this authorization in 1999 and as a consequence these restrictions do not apply to our Series B or Series BB shares.
Voting Rights and Stockholders’ Meetings
     Each Series B share and Series BB share entitles the holder to one vote at any general meeting of our stockholders. Holders of Series BB shares are entitled to elect two members of our board of directors and holders of Series B shares are entitled to name the remaining members of the board of directors.
     Under Mexican law and our bylaws, we may hold three types of stockholders’ meetings: ordinary, extraordinary and special. Ordinary stockholders’ meetings are those called to discuss any issue not reserved for extraordinary stockholders’ meeting. An annual ordinary stockholders’ meeting must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the report prepared by the Board on our financial statements, the appointment of members of the Board and the determination of compensation for members of the Board. In addition, the ordinary stockholders’ meeting shall meet for the approval of any transaction representing the equivalent of 20% or more of the consolidated assets of the Company.
     Extraordinary stockholders’ meetings are those called to consider any of the following matters:
•	extension of a company’s duration or voluntary dissolution,

•	an increase or decrease in a company’s minimum fixed capital,

•	change in corporate purpose or nationality,

•	any transformation, merger or spin-off involving the company,

•	any stock redemption or issuance of preferred stock or bonds,

•	the cancellation of the listing of our shares with the National Registry of Securities or on any stock exchange,

•	amendments to a company’s bylaws, and

•	any other matters for which applicable Mexican law or the bylaws specifically require an extraordinary meeting.
     Special stockholders’ meetings are those called and held by stockholders of the same series or class to consider any matter particularly affecting the relevant series or class of shares.
     Stockholders’ meetings are required to be held in our corporate domicile, which is Mexico City. Calls for stockholders’ meetings must be made by the Chairman, the Secretary or any two members of the board of directors. Any stockholder or group of stockholders representing at least 10% of our capital stock has the right to request that the board of directors call a stockholders’ meeting to discuss the matters indicated in the relevant request. If the board of directors fails to call a meeting within 15 calendar days following receipt of the request, the stockholder or group of stockholders representing at least 10% of our capital stock may request that the call be made by a competent court.
     Calls for stockholders’ meetings must be published in the official gazette of the federation or in one newspaper of general circulation in Mexico at least 15 calendar days prior to the date of the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Calls must be signed by whoever makes them, provided that calls made by the board of directors must be signed by the Chairman, the Secretary or a special delegate appointed by the board of directors for that purpose. Stockholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.
     To be admitted to any stockholders’ meeting, stockholders must: (i) be registered in our share registry; and (ii) at least one business day prior to the commencement of the meeting submit (a) an admission ticket issued by us for that purpose, and (b) a certificate of deposit of the relevant stock certificates issued by the Secretary or by a securities deposit institution, a Mexican or foreign bank or securities dealer in accordance with the Mexican Securities Market Law. The share registry will be closed three days prior to the date of the meeting. Stockholders may be represented at any stockholders’ meeting by one or more attorneys-in-fact who may not be directors of ASUR. Representation at stockholders’ meetings may be substantiated pursuant to general or special powers of attorney or by a proxy executed before two witnesses.
     Promptly following the publication of any call for a stockholders’ meeting, we will provide copies of the publication to the depositary for distribution to the holders of ADSs. Holders of ADSs are entitled to instruct the depositary as to the exercise of voting rights pertaining to the Series B shares.

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
     Extraordinary stockholders’ meetings are regarded as legally convened pursuant to a first call when at least 75% of the shares representing our capital are present or duly represented. Resolutions at an extraordinary meeting of stockholders pursuant to a first call are valid if taken by the favorable vote of shares representing at least 50% of our capital. Extraordinary stockholders’ meetings are regarded as legally convened pursuant to a second or subsequent call when at least 50% of the shares representing our capital are present or duly represented. Resolutions at an extraordinary meeting of stockholders pursuant to a second or subsequent call are valid if taken by the favorable vote of shares representing at least 50% of our capital.
     Notwithstanding the foregoing, resolutions at extraordinary meetings of stockholders called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75% of our capital:
•	any amendment to our bylaws which: (i) changes or deletes the authorities of our committees; or (ii) changes or deletes the rights of minority stockholders,

•	any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom,

•	termination of the participation agreement that was entered into by ITA and the Mexican government in connection with the Mexican government’s sale of the Series BB shares to ITA,

•	a merger by us with an entity the business of which is not related to the business of us or our subsidiaries, and

•	a spin-off, dissolution or liquidation of ASUR.
     Our bylaws also establish the following voting requirements:
•	the amendment of the restrictions on ownership of shares of our capital stock requires the vote of holders of 85% of our capital stock;

•	a delisting of our shares requires the vote of holders of 95% of our capital stock; and

•	the amendment of the provisions in our bylaws requiring that a stockholder seeking to obtain control carry out a tender offer requires the vote of holders of 85% of our capital stock.
Right of Withdrawal
Any stockholder having voted against a resolution validly adopted at a meeting of our stockholders with respect to (i) a change in our corporate purpose or nationality, (ii) a change of corporate form, (iii) a merger involving us in which we are not the surviving entity or the dilution of its capital stock by more than 10%, or (iv) a spin-off, may request redemption of its shares, provided that the relevant request is filed with us within fifteen days following the holding of the relevant stockholders’ meeting. The redemption of the stockholders’ shares will be effected at the lower of (a) 95% of the average trading price determined on the closing prices of our shares over the last thirty days on which trading in our shares took place prior to the date on which the relevant resolution becomes effective, during a period not longer than six months, or (b) the book value of the shares in accordance with our most recent audited financial statements approved by our stockholders’ meeting. Pursuant to our bylaws, our stockholders have waived the right to redeem their variable capital contributions provided in the Mexican General Law of Business Corporations.
Veto Rights of Holders of Series BB Shares
     So long as the Series BB shares represent at least 7.65% of our capital stock, resolutions adopted at stockholders’ meetings with respect to any of the issues listed below will only be valid if approved by a vote of a majority of the Series BB shares:
•	approval of our financial statements,

•	liquidation or dissolution,

•	capital increases or decreases,

•	declaration and payment of dividends,

•	amendment to our bylaws,

•	mergers, spin-offs or share-splits,

•	grant or amendment of special rights to series of shares, and

•	any decision amending or nullifying a resolution validly taken by the board of directors with respect to (i) presentation to the Board of Directors of the name or names of the candidates for appointment as Chief Executive Officer of the Company, (ii) removal of the Chief Executive Officer of the Company, (iii) appointment and removal of half of the first-level management officers in accordance with the Technical Assistance Agreement, (iv) appointment of two members of our Operating Committee and their substitutes and at least one member of the Acquisitions and Contracts Committee and his or her substitute, and (v) appointment of the members of the Operating Committee whose appointment requires the consent of the holders of the Series BB shares.
Dividends and Distributions
     At our annual ordinary general stockholders’ meeting, the board of directors will submit to the stockholders for their approval our financial statements for the preceding fiscal year. Five percent of our net income (after profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the stockholders may from time to time determine including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on the shares of common stock. A full discussion of our dividend policy may be found in “Item 8. Financial Information—Dividends.”
Registration and Transfer
     Our shares are registered with the Mexican Securities Registry, as required under the Securities Market Law and regulations issued by the Mexican Banking and Securities Commission. In the event of cancellation of ASUR’s registration with the Mexican Securities Registry, ASUR will be required to make a public offer to purchase all outstanding shares, prior to such cancellation. Notwithstanding the foregoing, ASUR may be exempted from making the public offer if (i) at least 95% of stockholders agree not to make the public offer, (ii) the amount of the public offer is greater than 300,000 investment units (unidades de inversion or UDIS), and (iii) enough resources are transferred to a trust with a minimum term of 6 months specifically created for purposes of purchasing, at the same price of the offer, the shares of the stockholders that do not tender their shares. Unless the Mexican Banking and Securities Commission authorizes otherwise, the public offer price shall be the higher of the weighted average trade price (based on volume) for our shares during the thirty prior days on which shares may have been quoted prior to the commencement of the public offer during a period not longer than six months; in the event the number of days on which shares may have been quoted during such period is shorter than thirty, the days on which the shares were effectively quoted shall be taken into consideration; or if no shares traded during such period, the book value (valor contable) of the shares as calculated in accordance with the most recent quarterly report submitted to the Mexican Banking and Securities Commission and to the Mexican Stock Exchange. Any amendments to the foregoing provisions included in our bylaws require the prior approval of the Mexican Banking and Securities Commission and the resolution of the extraordinary stockholders’ meeting adopted by a minimum voting quorum of 95% of our outstanding capital stock.
     Series BB shares may only be transferred after conversion into Series B shares, and are subject to the following rules:

•	Except with the prior authorization by the Ministry of Communications and Transportation, ITA is required to retain its interest in the Series BB shares through December 18, 2008.

•	After December 18, 2008, ITA may sell in any year up to 20% of its interest in the Series BB shares.

•	If ITA owns Series BB shares that represent less than 7.65% of our capital stock after December 18, 2013, those remaining Series BB shares must be converted into freely transferable Series B shares.

•	If ITA owns Series BB shares representing at least 7.65% of our capital stock after December 18, 2013, those Series BB shares may be converted into Series B shares, provided the holders of at least 51% of Series B shares (other than shares held by ITA and any of its “related persons”) approve such conversion and vote against renewal of the technical assistance agreement.
     For purposes of our bylaws, a “related person” means any of the following:
•	persons that have control or significant influence in an entity that forms part of the corporate group or consortium to which the company belongs, as well as the directors, managers or relevant officers of the entities that form part of such group or consortium,

•	persons that have executive authority in an entity that forms part of a corporate group or consortium to which the company belongs,

•	the spouse, common-law spouse, blood or civil-law relatives up to the fourth degree or in-laws up to the third degree, of any individuals that fall into any of the categories described above, as well as the partners, owners and co-owners of the entities mentioned above with whom they have a business relationship,

•	entities that are part of the corporate group or consortium to which the company belongs,

•	entities over which any of the persons referred to in the first three bullets above exercise control or significant influence,

•	in the case of ASUR, ITA, and

•	in the case of ITA, its stockholders and their related persons.
     For purposes of our bylaws, “control” of a person means the ability of a person or group of persons to do any of the following:
•	directly or indirectly impose decisions in general shareholders’ or owners’ meetings or any equivalent body or appoint or remove the majority of board members or managers of an entity,

•	hold the rights that directly or indirectly allow the voting of over 50% (fifty percent) of the capital of an entity, or

•	directly or indirectly direct the management, strategy or principal policies of an entity, whether through the ownership of securities, under contract or otherwise.
Stockholder Ownership Restrictions and Antitakeover Protection
Ownership Restrictions
     Holders of our shares are subject to the following restrictions:
•	subject to the tender offer procedures described below, holders of Series B shares, either individually or together with their related persons, will have no ownership limitation whatsoever with regard to the shares representing such series;

•	Series BB shares may represent no more than 15% of our outstanding capital stock;

•	subject to the tender offer procedures described below, holders of Series BB shares, either individually or together with their related persons, may also own Series B shares without limitation,
Any amendment to the above provisions requires the vote of shares representing 85% of our capital stock.
•	no more than 5% of our outstanding capital stock may be owned by air carriers; and

•	foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock.
     Air carriers and their subsidiaries and affiliates are not permitted, directly or indirectly, to “control” ASUR or any of our subsidiary concession holders.
Change of Control and Tender Offer Procedures
     Under our bylaws and applicable Mexican law, any person or group that intends to acquire, directly or indirectly, ownership of 30% or more of our ordinary shares through one or more transactions must make the acquisition through a public offer in accordance with applicable law and the following provisions of our bylaws:
•	The offer must include both of our series of shares, and the consideration offered per share must be the same, regardless of the class or type of share.

•	If the offeror intends to obtain control of the company, the offer must be for 100% of our capital stock, and if the offer does not imply obtaining control, then the offer must be for at least 10% of our capital stock.

•	The offer must indicate the maximum number of shares it covers and, if applicable, the minimum number of shares on which the offer is conditioned.

•	The offer may not provide any consideration that implies a bonus or higher price to the amount of the offer in favor of any person or group of persons related to the offeree (not including agreements that have been approved by our board of directors of the company, taking into account the opinion of our Auditing Committee and have been disclosed to the investing public).
     Such public offers will require prior approval from the majority of the members of our board of directors appointed for each one of the series of shares of our capital stock. In case the offeror intends to acquire control of the company, the provisions of the Securities Market Law relative to shareholders’ meetings and shareholders’ rights, insofar as they do not conflict with the provisions of this section, will apply.
     For the purposes of the above, the following rules and procedures will apply under Mexican law and our bylaws:
•	The offeror must inform us, through the board of directors, of the terms and conditions of the offer it intends to make by sending a notice to our board of directors.

•	Immediately after it receives the notice, our board of directors must provide to the Mexican Stock Exchange a notice of applicable legal provisions, and make it available to all our shareholders.

•	Our board of directors must prepare, considering the opinion of the Audit Committee, its opinion with regard to the price or consideration offered, any other terms and conditions of the offer and conflicts of interest, if any, that each member of the board of directors may have with respect to the offer. This opinion may include the opinion of an independent expert retained by our board.

•	Our board of directors will provide this opinion to the investing public through the Mexican Stock Exchange within three months after receipt of the offer notice, at the latest.

•	The members of our board of directors and our chief executive officer of the company must disclose to the investing public, along with the opinions mentioned above, as applicable, the decision they will take in connection with their own shares.

•	If our board approves the terms and conditions of any offer, the offeror must obtain prior authorization from the Ministry of Communications and Transportation for the “change of control” prior to the commencing the public offer. See “Item 4. Information on the Company—Regulatory Framework—Reporting, Information and Consent Requirements.”
•	For purposes of the preceding item exclusively, and in accordance with the provisions of Article 23 of the Mexican Airports Law, a person or group of persons shall be deemed to have control when it owns 35% or more of the capital stock of the company, has control of the general shareholders’ meetings, or is able to appoint the majority of the members in charge of management or otherwise control the company.
•	If the holders of the Series BB shares express their interest in accepting an offer (which does not imply any obligation on their part to participate in such offer), the launching of the offer shall be conditioned upon obtaining prior authorizations from the Ministry of Communications and Transportation, including those relating to the transfer of the Series BB shares and the replacement of ITA in its capacity as strategic partner under the technical assistance and participation agreements.
Changes in Capital Stock
     Increases and reductions of our minimum fixed capital must be approved at an extraordinary stockholders’ meeting, subject to the provisions of our bylaws and the Mexican General Law of Business Corporations. Increases or reductions of the variable capital must be approved at an ordinary stockholders’ meeting in compliance with the voting requirements of our bylaws.
     We may issue unsubscribed shares that will be kept in the treasury, to be subsequently subscribed by the investing public, provided that (i) the general extraordinary shareholders’ meeting approves the maximum amount of the capital increase and the conditions on which the corresponding placement of shares shall be made, (ii) the subscription of issued shares is made through a public offer after registration in the National Securities Registry, complying, in either case, with the provisions of the Securities Market Law and other applicable law and (iii) the amount of the subscribed and paid-in capital of the company is announced when the company makes the authorized capital increase public. The preferential subscription right provided under Article 132 of the General Law of Business Entities is not applicable to capital increases through public offers.
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
     Our capital stock may be reduced by resolution of a stockholders’ meeting taken pursuant to the rules applicable to capital increases. Our capital stock may also be reduced by repurchase of our own stock in accordance with the Securities Market Law (See “—Share Repurchases”).
Share Repurchases
     We may acquire, with prior agreement from the Board of Directors, the shares representing its capital stock or negotiable instruments that represent such shares, subject to the following conditions:

•	The acquisition is carried out in the Mexican Stock Exchange.

•	The acquisition and sale on the Mexican Stock Exchange is made at market price (except when dealing with public offerings or auctions authorized by the National Banking and Securities Commission).

•	If the acquisition is charged against working capital, the shares may be kept by us without need of making a reduction of capital stock. Otherwise, if the acquisition is charged against the capital stock, the shares will be converted into unsubscribed shares kept in our treasury, without need of a resolution by the shareholders’ meeting.

•	The company must announce the amount of the subscribed and paid-in capital when the amount of the authorized capital represented by the issued and unsubscribed shares is publicly announced.

•	The general ordinary shareholders meeting will expressly determine for each fiscal year the maximum amount of resources that we may use to purchase our own shares or negotiable instruments that represent such shares, with the only limitation that the sum or total of the resources that may be used for such purpose may not exceed, at any time, the total balance of the net profits of the company, including retained profits.

•	We must be up to date in the payment of the obligations derived from debt instruments issued and registered in the National Securities Registry that we may have issued.

•	The shares of the company and the negotiable instruments that represent such shares that belong to us or, if any, the shares issued and not subscribed that are kept in the treasury, may be placed among the investing public without requiring a resolution from the shareholders’ meeting or the board of directors. For the purposes of this paragraph, the provisions of Article 132 of the General Law of Business Entities will not apply.
     Shares of the company belonging to us may not be represented or voted in shareholders’ meetings, nor may corporate or economic rights of any kind be exercised, nor will the shares be considered as outstanding for the purpose of determining the quorum and the votes in shareholders’ meetings.
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

Liquidation
     Upon our dissolution, one or more liquidators must be appointed at an extraordinary stockholders’ meeting to wind up our affairs. All fully paid and outstanding shares will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in any distribution in the same proportion that such shares have been paid at the time of the distribution.
Other Provisions
Liabilities of the members of the Board of Directors
     As with any other Mexican corporation, under the provisions of the Mexican Securities Market Law, we or any stockholder or group of stockholders holding at least 5% of our capital stock may directly file a civil liability action under Mexican law against the members of the board of directors.
     The Mexican Securities Market Law expressly sets forth the concept of “duty of care” for the members of the board of directors; that is, they must act in good faith and in the company’s best interest. From a practical point of view, this means that the members of the board of directors must request and review information, require the presence of relevant managers and external advisors in board meetings, postpone board meetings as a result of incomplete information, attend board meetings regularly and disclose relevant information to the board and/or the committees.
     The Mexican Securities Market Law expressly sets forth the concept of “duty of loyalty” for the members of the board of directors, that is, that they must maintain confidentiality, avoid conflicts of interest and not favor their own interest or the interests of certain groups. From a practical point of view, the members of the board of directors must abstain from voting on issues in which they have a conflict of interest, follow guidelines for the approval of transactions with related parties, refrain from using or taking advantage of the assets of the company or its subsidiaries and refrain from using privileged information and from taking advantage of business opportunities. A lack of loyalty may result in criminal penalties of up to twelve years of imprisonment.
     In accordance with the provisions of the Securities Market Law, the responsibility to indemnify for the damages and losses caused to the Company due to any lack of diligence of the members of the Board of Directors, or its Secretary or Alternate Secretary, regarding any actions or decisions of the Board of Directors or any failure of the Board to act or make a decision because the Board could not legally meet, and in general for any lack of diligence, shall not, individually or in the aggregate, exceed the amount equivalent to the total of net fees received by such individuals from the Company during the prior 12 months. Notwithstanding the foregoing, the limitation on the indemnification amount as set forth in this paragraph shall not be applicable in the event of fraud, willful misconduct, or illegal acts under the Securities Market Law and other laws.

     The Company, in any case, is required to indemnify and hold the relevant officers, members of the Board of Directors and the Secretary and Alternate Secretary harmless from any liability that they may incur with respect to third parties in the performance of their duties, which shall include (a) the indemnity amount to be paid for the damages caused by their acts to third parties and, (b) the expenses they may incur (including, without limitation, legal and advisory fees) in connection with item (a) of this paragraph, provided that such expenses are reasonable and duly documented, except in cases of fraud, willful misconduct, or illegal acts under the Securities Market Law and other laws.
Information to Stockholders
     The Mexican Securities Market Law establishes that our Board of Directors must present the following reports at the annual stockholder’s meeting:
•	the report prepared by the Audit Committee,

•	the report prepared by our Chief Executive Officer pursuant to the Mexican General Law on Business Corporations which includes (i) a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects, (ii) a statement of the financial condition of the company at the end of the fiscal year, (iii) a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year, and (iv) the notes which are required to complete or clarify the above mentioned information,

•	the Board’s opinion on the report prepared by our Chief Executive Officer as set forth above, and

•	a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information
     In addition to the foregoing, our bylaws provide that the board of directors must also prepare the information referred to above with respect to any subsidiary that represents at least 20% of our net worth (based on the financial statements most recently available).
Duration
     The duration of our corporate existence is indefinite.
Stockholders’ Conflict of Interest
     Under Mexican law, any stockholder that has a conflict of interest with respect to any transaction must abstain from voting on such a transaction at the relevant stockholders’ meeting. A stockholder that votes on a transaction in which its interest conflicts with that of ASUR may be liable for damages in the event the relevant transaction would not have been approved without such stockholder’s vote.

Directors’ Conflict of Interest
     Under Mexican law, any director who has a conflict of interest with ASUR in any transaction must disclose the conflict to the other directors and abstain from voting. Any director who violates such provision will be liable to us for any resulting damages or losses. Additionally, our directors may not represent stockholders in the stockholders’ meetings.
MATERIAL CONTRACTS
     Our subsidiaries are parties to the airport concessions granted by the Ministry of Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “—Sources of Regulation” and “—Scope of Concessions and General Obligations of Concession Holders” under “Regulatory Framework” in Item 4.
     We are a party to a participation agreement with ITA and the Ministry of Communications and Transportation which establishes the framework for several other agreements to which we are a party. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA.”
     We have entered into a technical assistance agreement and option agreement with ITA providing for management and consulting services. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA.”
EXCHANGE CONTROLS
     Mexico has had free market for foreign exchange since 1991 and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See “Item 3. Key Information—Exchange Rates.”
TAXATION
     The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding voting shares, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S.

federal income tax purposes. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.
     The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this Form 20-F, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the US, Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.
     For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico and that will not hold the Series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.
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
     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States, and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the years in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.
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
U.S. Tax Considerations
     Upon the sale or other disposition of the Series B shares or ADSs, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the Series B shares or ADSs. Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Series B shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of Series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.
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
Other Mexican Taxes
     There are no Mexican inheritance, succession or value added taxes applicable to the ownership, transfer or disposition of the Series B shares or ADSs by non-Mexican holders; provided, however, that gratuitous transfers of the Series B shares or ADSs may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-Mexican holders of the Series B shares or ADSs.
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

Amounts withheld as backup withholding tax will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

DOCUMENTS ON DISPLAY
     The materials included in this annual report on Form 20-F, and exhibits hereto, may be viewed at the U.S. Securities and Exchange Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can also be downloaded from the Securities and Exchange Commission’s website.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market Risk
     We are principally exposed to market risks from fluctuations in foreign currency exchange rates.
Foreign Currency Exchange Rate Risk
     Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2004, 2005 and 2006, approximately 42.1%, 38.1% and 35.1%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 1.7% depreciation of the peso compared to the U.S. dollar as of December 31, 2006, we estimate that our revenues would have decreased by Ps. 10.2 million.
     As of December 31, 2004, 2005 and 2006, 53.8%, 13.9% and 8.22%, respectively, of our cash and marketable securities were denominated in dollars. Based upon a 1.7% depreciation of the peso compared to the U.S. dollar as of December 31, 2006, we estimate that the value of our cash and marketable securities would have increased by Ps. 1.7 million.
     We did not have any foreign currency indebtedness at December 31, 2004, 2005 and 2006. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.
     At December 31, 2004, 2005 and 2006, we did not have any outstanding forward foreign exchange contracts.
Item 12. Description of Securities Other Than Equity Securities
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
     We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
     The management of ASUR is responsible for establishing and maintaining adequate internal control over financial reporting. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Using a formal risk assessment and financial scoping of business operations, ASUR’s management identified 17 key functional areas and business processes to be included in the scope of the overall Section 404 internal control review. Using the guidance provided in the “Internal Control – Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission, control frameworks containing the expected key controls were developed for each of the cycles reviewed.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.
     As of December 31, 2006, ASUR’s management has concluded that there were no “material weaknesses” as defined by the Public Company Accounting Oversight Board’s (PCAOB) Auditing Standard No. 2 (Standard No. 2). A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Based on its assessment and using the criteria discussed above, ASUR’s management has concluded that the company’s internal control over financial reporting was effective as of December 31, 2006.
     PricewaterhouseCoopers, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on management’s assessment of the company’s internal control over financial reporting. That report is set forth in Exhibit 15.1.
     There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
     Our board of directors has designated George J. Vojta, an independent director as required by the Mexican Securities Market Law and applicable NYSE listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.”
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

Item 16C. Principal Accountant Fees and Services
Audit and Non-Audit Fees
     The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2005 and 2006:

	Year ended December 31,
	2005	2006
	(thousands of pesos)
Audit fees	4,515	5,269
Audit-related fees	—	—
Tax fees	177	37
Other fees	1,871	4,285

Total fees	6,563	9,591

     Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements and the review of our interim financial statements.
     Tax fees in the above table are fees billed by PricewaterhouseCoopers for tax compliance.
     Other fees in the above table are fees billed by PricewaterhouseCoopers in 2006 for compliance with the Sarbanes-Oxley Act of 2002.
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

	(a) Total		(c) Total number of shares
	number of	(b) Average	purchased as part of	(d) Maximum number of shares
	shares	price paid per	publicly announced plans or	that may yet be purchased under
2005	purchased	share in Pesos	programs	the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—

2005 Total	—	—	—	—

2006
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—

2006 Total	—	—	—	—

On April 27, 2007, our stockholders approved the allocation of 35%, or Ps. 189.2 million, of our net profits for the fiscal year ended December 31, 2006 to the share repurchase reserve account. The stockholders approved the allocation of Ps. 257.7 million, or 44% of net profits, to the share repurchase reserve in 2005.
PART III
Item 17. Financial Statements
     Not applicable.
Item 18. Financial Statements
     See pages F-1 through F-38, incorporated herein by reference. The following is an index to the financial statements:
Consolidated Financial Statements for Grupo Aeroportuario del Sureste, S.A.B. de C.V.
and Subsidiaries

Item 19. Exhibits
     Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company.

2.1	Deposit Agreement among the Company, The Bank of New York and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

3.1	Trust Agreement among the Company, ITA and Bancomext, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

3.2	Amendment dated May 15, 2007 to the Trust Agreement dated November 18, 1998 among the Company, ITA and Bancomext, English translation.

4.1	Amended and Restated Cancun Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

4.2	Participation Agreement among the Company, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C. (“NAFIN”), Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructuras de Transporte, S.A., Groupe GTM, S.A., Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. (“ITA”), Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”) and Aeropuertos y Servicios Auxiliares (“ASA”), together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

4.3	First Amendment to the Participation Agreement, the Shareholders Agreement and the Technical Assistance Agreement among the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Bancomext, the Company, Servicios Aeroportuario del Sureste, S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V. and Aeropuerto de Villahermosa, S.A. de C.V.; ITA, Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructura de Transporte, S.A. de C.V. and Groupe GTM, S.A. (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

4.4	Second Amendment dated April 30, 2007 to the Participation Agreement dated December 18, 1998 among the Company, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructuras de Transporte, S.A., Groupe GTM, S.A., ITA, Bancomext, ASA and Fernando Chico Pardo, English translation.

4.5	Technical Assistance and Transfer of Technology Agreement among the Company, Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de

Exhibit No.	Description

Villahermosa, S.A. de C.V., Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructuras de Transporte, S.A., VINCI, S.A. and ITA, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

8.1	List of subsidiaries of the Company (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

11.1	Code of Ethics (incorporated by reference to our Form 20-F filed on June 16, 2004).

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Attestation Report of the Registered Public Accounting Firm.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By:	/s/ Adolfo Castro Rivas
	Name:	Adolfo Castro Rivas
	Title:	Chief Financial Officer

Dated: June 29, 2007

GRUPO AEROPORTUARIO DEL SURESTE,
S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006

F-i

Report of Independent Registered Public Accounting Firm
To the Stockholders of
Grupo Aeroportuario del Sureste, S.A.B. de C.V. and Subsidiaries:
We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Sureste, S.A.B. de C.V. and Subsidiaries (Southeast Airport Group) as of December 31, 2005 and 2006, and the related consolidated statements of income, of changes in stockholders’ equity and of changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements and that they were prepared in accordance with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the Financial Reporting Standards used and significant estimates made by Management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste, S.A.B. de C.V. and Subsidiaries as of December 31, 2005 and 2006, and the results of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican Financial Reporting Standards.

Our examination was carried out for the purpose of issuing the opinion expressed in the last paragraph on the above-mentioned basic consolidated financial statements. Note 16 to the consolidated financial statements pertaining to the reconciliation of the effects of the differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America, was prepared on March 30, 2007 under the responsibility of Company’s Management; it is presented for the purpose of additional analysis, and is not considered indispensable for interpretation of the consolidated financial position, results of operations, variations in stockholders’ equity and changes in consolidated financial position. That reconciliation was audited on April 19, 2007 by means of the audit procedures applied in the examination of the basic consolidated financial statements and, in our opinion, is presented fairly, in all material respects, in relation to basic consolidated financial statements.
PricewaterhouseCoopers S. C.
C.P.A. Alfonso Infante Lozoya
Mexico City
April 19, 2007.

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2006
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2006)

	2005		2006
ASSETS
Current assets:
Cash and marketable securities	Ps.	1,595,743	Ps.	1,241,678
Trade and other receivables, net (Note 3)		169,413		235,541
Recoverable taxes and other current assets		168,775		163,471

Total current assets		1,933,931		1,640,690
Improvements to concessioned assets, land, machinery, furniture and equipment, net of accumulated depreciation of Ps.384,865 and Ps.534,573, respectively (Note 4)		2,265,914		3,149,358
Direct commercial operations rights, net of accumulated amortization of Ps.26,263 and Ps.41,581, respectively		57,201		41,883
Airport concessions, net of accumulated amortization of Ps.1,743,223 and Ps.1,992,100, respectively (Notes 5 and 6)		8,193,031		7,944,154
Rights to use airport facilities, net of accumulated amortization of Ps.618,170 and Ps.685,305, respectively (Notes 5 and 6)		2,183,373		2,165,316

Total assets	Ps.	14,633,450	Ps.	14,941,401

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	Ps.	22,834	Ps.	6,244
Accrued expenses and other payables (Note 7)		344,330		239,097

Total current liabilities		367,164		245,341

Seniority premiums		6,548		7,511
Deferred income tax and employees’ statutory profit sharing		706,041		903,448

Total liabilities		1,079,753		1,156,300

Commitments and contingencies (Note 14)

Stockholders’ equity (Note 8):
Capital stock		12,335,507		12,335,507
Legal reserve		106,694		135,686
Reserve for repurchase of stock		525,479		779,657
Retained earnings		586,017		534,251

Total stockholders’ equity		13,553,697		13,785,101

Total liabilities and stockholders’ equity	Ps.	14,633,450	Ps.	14,941,401

The sixteen notes are part of these consolidated financial statements, which were authorized for its emission dated April 18, 2007, by the executive that signed completely these consolidated financial statements and its notes.

C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S.A.B. de C.V.

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Expressed in thousands of Mexican Pesos in purchasing power as of
December 31, 2006, except per share amounts)

	For the years
	ended December 31,

	2004		2005		2006
REVENUES:
Aeronautical services	Ps.	1,602,630	Ps.	1,520,152	Ps.	1,587,904
Non-aeronautical services		521,961		627,308		651,057

Total revenues		2,124,591		2,147,460		2,238,961

OPERATING EXPENSES:
Cost of services, excluding depreciation and amortization		502,494		558,116		620,036
Technical assistance fee		71,991		69,123		71,037
Concession fee		106,189		107,373		111,804
General and administrative expenses		113,710		129,384		118,628
Depreciation and amortization		429,597		451,674		487,788

Total operating expenses		1,223,981		1,315,670		1,409,293

Operating income		900,610		831,790		829,668

COMPREHENSIVE FINANCING RESULT:
Interest income, net		48,864		106,689		99,579
Exchange (losses) gains, net		(7,477)		(16,786)		3,957
Loss from monetary position		(72,253)		(66,234)		(88,322)

Net comprehensive financing (cost) income		(30,866)		23,669		15,214

Income before taxes, employees’ statutory profit sharing and extraordinary items		869,744		855,459		844,882

Provisions for (Note 11):
Asset tax		25,482		22,503		21,679
Deferred income tax and employees’ statutory profit sharing		172,571		237,612		279,434

Income before extraordinary items		671,691		595,344		543,769
Restructuring and contract termination fees, net of deferred income taxes of Ps.4,565 , Ps. 0 and Ps.123, respectively		19,046		—		8,480
Loss on natural disaster, net of deferred income taxes of Ps. 0, Ps.2,995 and Ps.2,341, in 2005 and 2006, respectively		—		9,327		7,174

Net income	Ps.	652,645	Ps.	586,017	Ps.	528,115

Earnings per share (Note 8)	Ps.	2.18	Ps.	1.95	Ps.	1.76

The sixteen notes are part of these consolidated financial statements, which were authorized for its emission dated April 18, 2007, by the executive that signed completely these consolidated financial statements and its notes.

C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S.A.B. de C.V.

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED ON DECEMBER 31, 2004, 2005 AND 2006
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2006)

					Reserve for				Total
	Capital		Legal		repurchase		Retained		stockholders’
	stock		reserve		of stock		earnings		equity

Balance at December 31, 2003	Ps.	12,335,507	Ps.	58,442	Ps.	-	Ps.	440,284	Ps.	12,834,233

Transfer to legal reserve				15,620				(15,620)		-
Transfer to reserve for repurchase of stock						171,947		(171,947)		-
Recovered income tax paid on dividends								25,939		25,939
Dividends paid								(190,013)		(190,013)
Income tax paid on dividends								(69,422)		(69,422)
Comprehensive income								652,645		652,645

Balance at December 31, 2004		12,335,507		74,062		171,947		671,866		13,253,382

Transfer to legal reserve				32,632				(32,632)		-
Transfer to reserve for repurchase of stock						353,532		(353,532)		-
Dividends paid								(199,989)		(199,989)
Income tax paid on dividends								(85,713)		(85,713)
Comprehensive income								586,017		586,017

Balance at December 31, 2005		12,335,507		106,694		525,479		586,017		13,553,697

Transfer to legal reserve				28,992				(28,992)		-
Transfer to reserve for repurchase of stock						254,178		(254,178)		-
Dividends paid								(210,663)		(210,663)
Income tax paid on dividends								(86,048)		(86,048)
Comprehensive income								528,115		528,115

Balance at December 31, 2006	Ps.	12,335,507	Ps.	135,686	Ps.	779,657	Ps.	534,251	Ps.	13,785,101

The sixteen notes are part of these consolidated financial statements, which were authorized for its emission dated April 18, 2007, by the executive that signed completely these consolidated financial statements and its notes.

C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S.A.B. de C.V.

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2006)

	For the years
	ended December 31,

	2004		2005		2006
Operating activities:
Net income before extraordinary items	Ps.	671,691	Ps.	595,344	Ps.	543,769
Adjustments to reconcile net income to resources provided by (used in) operating activities:
Depreciation and amortization		429,597		451,674		487,788
Deferred income tax and employees’ statutory profit sharing		172,571		237,612		279,434
Changes in operating assets and liabilities:
Trade receivables		(35,435)		58,849		(66,128)
Recoverable taxes and other current assets		95,448		(104,839)		5,304
Recoverable asset tax		(160,988)		(119,108)		(99,673)
Trade accounts payable, accrued expenses and other payables		53,429		178,259		(103,214)

Resources provided by operating activities before extraordinary items		1,226,313		1,297,791		1,047,280
Restructure and contract termination fees		(19,046)		-		(8,480)
Loss on natural disaster		-		(9,327)		(7,174)

Resources provided by operating activities		1,207,267		1,288,464		1,031,626

Financing activities:
Dividends paid		(190,013)		(199,989)		(210,663)
Tax on dividends paid		(69,422)		(85,713)		(86,048)
Recovered income tax paid on dividends		25,939		-		-

Resources used in financing activities		(233,496)		(285,702)		(296,711)

Investing activities:
Direct commercial operations rights		(83,464)		-		-
Purchase of improvements to concessioned assets, land, machinery, furniture and equipment		(442,937)		(657,830)		(1,088,980)

Resources used in investing activities		(526,401)		(657,830)		(1,088,980)

Increase in cash and marketable securities		447,370		344,932		(354,065)
Cash and marketable securities, beginning of period		803,441		1,250,811		1,595,743

Cash and marketable securities, end of period	Ps.	1,250,811	Ps.	1,595,743	Ps.	1,241,678

The sixteen notes are part of these consolidated financial statements, which were authorized for its emission dated April 18, 2007, by the executive that signed completely these consolidated financial statements and its notes.

C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S.A.B. de C.V.

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2006, except per share and share amounts)
1. Formation and Description of Business
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“ASUR”), a Mexican company, was incorporated in April 1998, as a wholly-owned entity of the Mexican government to operate, maintain and develop nine airports in the Southeast region of Mexico. The nine airports are located in the following cities: Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlán. ASUR and its subsidiaries are collectively referred to as the “Company”.
In June 1998, the Ministry of Communications and Transportation granted to subsidiaries of ASUR the concessions to operate, maintain and develop the nine airports of the Southeast group for a period of 50 years commencing on November 1, 1998, for Ps.12,249,946 (December 31, 2006 constant pesos), excluding value added tax. The concession period may be extended by the parties under certain circumstances. The acquisition cost of the airport concessions was paid through the issuance of capital stock of ASUR (see Note 8). Beginning November 1, 1998, the Company is required to pay the Mexican government annual concession fees currently equal to 5% of each concession holder’s gross annual revenues for the use of public domain assets pursuant to the terms of its concessions.
Notwithstanding the Company’s rights to operate, maintain and develop the nine airports, pursuant to the Mexican General Law of National Assets, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon expiration of the Company’s concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican nation.
In December 1998 and in March 1999, the Mexican government sold an aggregate 15% equity interest in ASUR to Inversiones y Técnicas Aeroportuarias, S.A. de C.V. (ITA), pursuant to a public bidding process. ITA paid the Mexican government an aggregate of Ps.1,165,076 (nominal), excluding interest, in exchange for: (i) 45,000,000 Class I Series BB shares representing 15% of ASUR’s capital stock; (ii) options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding at the time of exercise, each determined on a fully diluted basis, from December 18, 2001 to December 18, 2005; and (iii) the right and obligation to enter into several agreements, including a technical assistance agreement, under terms established during the bidding process.
With respect to the ASUR shares not held by ITA, on September 28, 2000, the Mexican government held a public offer for 221,739,130 Series “B” shares representing 73.9% ASUR’s shares. On March 8, 2005, the Mexican government held a public offer for 33,260,870 Series “B” shares represented 11.1% ASUR”s remaining shares it owned. As of December 31, 2005 and 2006, ASUR’s shareholders are represented by public investors (85%) and ITA (15%).

Series BB shares held by ITA grant ITA certain rights including the right to name two members of the Board of Directors of the Company, and veto rights with respect to certain corporate shares. The technical assistance contract grants ITA certain rights including the right to name and remove the chief executive officer, and half the members of the Company’s Executive Management.
On April 27, 2006, in compliance with the provisions of the Mexican Stock Market Law (Ley del Mercado de Valores) published on December 30, 2006, the Company’s shareholders resolved at an Extraordinary General Meeting to change the name of the Company from Grupo Aeroportuario del Sureste, S.A. de C.V. to Grupo Aeroportuario del Sureste, S.A.B. de C.V. They also amended the Company bylaws to reflect the new composition, organization and functions of the Company’s corporate governance bodies and the new rights of minority shareholders.
In October 2005, Hurricane Wilma caused severe damage to large portions of Cancun, Mexico. The storm resulted in extensive flooding in Cancun and Cozumel airports, severe damage in Terminal 1 building and damage (electrical installations, other equipment, etc.) in Terminal 2 building and corporate offices building in Cancun airport.
As a result, as of December 31, 2005 the Company wrote off Terminal 1 building, provided for the estimated restoration costs for Terminal 2 building and corporate offices building in Cancun airport, and incurred other losses, all classified as loss on natural disasters in the results of operations of the year as indicated in the table below. In addition, the Company recorded an asset related to the insurance recovery for the loss recognized in the consolidated financial statements related to the effects of Hurricane Wilma.
In July 2006, the Company was instructed by the Mexican Government to repair the Terminal 1 building and therefore the Company reversed a portion of the 2005 write-off related to certain assets of Terminal 1 which were once again to be placed in service. In addition, during 2006, the Company recognized the actual restoration costs on the Terminal 2 building and corporate offices and the insurance remaining settlement amounts. As of December 2006 and 2005, the balance of the account receivable from the insurance company amounted to Ps.0 and Ps. 44 million, respectively.
The components of the loss on natural disaster for the years ended December 31, 2006 and 2005 are as follows:

	2005		2006
Terminal 1 building write-off (reversal)	Ps.	57,194	( Ps.48,544)
Restoration costs		104,608		60,038
Insurance deductible		3,746		-
Other expenses		7,326		-
Other losses for natural disasters in other airports		1,251		1,522
Insurance recovery		(161,803)		(3,501)
Deferred taxes		(2,995)		(2,341)

Net loss on natural disasters	Ps.	9,327	Ps.	7,174

2. Summary of significant accounting policies
The consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera or “NIF”) as promulgated by the Mexican Financial Reporting Standards Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or “CINIF”).
Beginning June 1, 2004, the CINIF assumed the responsibility for setting accounting and reporting standards in Mexico. In compliance with this responsibility, the CINIF issued several NIF that became effective on January 1, 2006. These dispositions did not have a significant impact on the consolidated financial statements.
The principal accounting policies followed by the Company are as follows:
a) Basis of presentation
All significant intercompany balances and transactions have been eliminated. The consolidated Subsidiaries of the Company are:

Subsidiary	Ownership interest (direct and indirect)

	2005	2006

Aeropuerto de Cancún, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Cozumel, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Mérida, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Huatulco, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Oaxaca, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Veracruz, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Villahermosa, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Tapachula, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Minatitlán, S. A. de C. V.	99.99%	99.99%
Servicios Aeroportuarios del Sureste, S. A. de C. V.	99.99%	99.99%
The preparation of consolidated financial statements in conformity with Mexican Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
b) Recognition of the effects of inflation
The consolidated financial statements have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information” (“Bulletin B-10”), and determined as follows:

•	The consolidated statements of income and changes in stockholders’ equity were restated applying Mexican National Consumer Price Index (“Mexican CPI”) factors from the periods in which the transactions occurred. The consolidated financial statements of the Company for the years ended December 31, 2004 and 2005, have been restated for comparability purposes to December 31, 2006 purchasing power, by applying the restatement factors of 1.075 and 1.040, respectively.

•	The consolidated statements of changes in financial position present, in constant pesos, the resources provided by or used in operating, financing and investing activities.
The methodology for the restatement of the individual financial statement items is as follows:
Restatement of non-monetary assets:
Machinery, furniture and equipment, net are recorded at acquisition cost, restated using Mexican CPI factors from the date the asset was purchased to the date of the financial statements. Depreciation expense is based on the restated carrying value of the assets.
The rights to use the airport facilities, net and the airport concessions, net were recorded based on the allocation of the purchase cost of the airport concessions and the acquisition cost of the rights of Cancun Air, Dicas and Aeropremier to the assets and liabilities acquired (see Notes 2f, 5, and 6) and are restated using Mexican CPI factors. Amortization expense is computed on the restated carrying values of the rights to use the airport facilities and the airport concessions.
Restatement of stockholders’ equity:
The restatement of the Company’s capital stock, contributed capital, legal reserve, reserve for the repurchase of stock and retained earnings is determined by applying Mexican CPI factors from the dates on which capital was contributed and earnings were generated and reflects the amounts necessary to maintain the stockholders’ investment at the purchasing power of the original amounts.
Loss from monetary position:
Loss from monetary position represents the inflationary effect, measured by the Mexican CPI, on the monetary assets and liabilities.
c) Cash and marketable securities
Cash and marketable securities includes cash, temporary investments and marketable securities. As of December 31, 2005 and 2006, cash and marketable securities consisted primarily of money market accounts and short-term Mexican government bonds.
d) Derivatives
Derivatives (including embedded derivatives) are accounted for at fair value at the balance sheet date in accordance with Bulletin C-10 “Derivative Financial Instruments and Hedge Transactions”.

e) Improvements to concessioned assets, land, machinery, furniture and equipment, net
Depreciation of machinery, furniture and equipment is based upon the restated carrying value of the assets and is recognized using the straight-line method over the estimated useful lives of the assets. The useful lives of the Company’s machinery, furniture and equipment are as follows:

Years

Improvements to concessioned assets	10-50
Machinery and equipment	10
Office furniture and equipment	10
Computer equipment	3
Automotive equipment	4
Other	various
When assets are retired or otherwise disposed of, the restated cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in results of operations.
f) Rights to use airport facilities, environmental liabilities and airport concessions
Rights to use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired from Cancun Air, Dicas and Aeropremier. Although the Company has, through its concessions, the rights to operate, maintain and develop the nine airports, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon termination of the Company’s concessions, these assets, including any improvements made during the term of the concessions automatically revert to the Mexican nation.
The acquisition costs of the nine airports concessions and the acquisition costs of rights acquired from others entities was allocated to the rights to use the airport facilities and to certain environmental liabilities assumed with the excess acquisition cost recorded as airport concessions. The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser. The amounts allocated to the environmental liabilities assumed were based on management’s best estimate of the actual costs to be incurred and reflect the terms of an agreement with the environmental authorities, (see Note 5).
The rights to use the airports facilities are being amortized on a straight-line basis over the estimated remaining useful lives of the underlying assets. The amounts allocated to the airports concessions are being amortized on a straight-line basis over the life of the concessions and the rights acquired.
g) Review of the book value of long — lived assets
The Company estimates the recoverable value of the rights to use airport facilities, airport concessions and improvements to concessioned assets to be the estimated discounted future net cash flows from the nine airport concessions in the aggregate. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized. At December 31, 2005 and 2006, the recoverable value exceeds the net book value.

The procedures and criterion used by the Company are in line with the provisions of Bulletin C-15, “Impairment in the Value of Long-lived Assets and Their Disposal”, which went into effect on January 1, 2004.
h) Seniority premiums and employee severance pay
Seniority premiums to which employees are entitled after 15 years of service are recorded as cost in the years in which the services are rendered, as required by Bulletin D-3, “Labor Obligations”.
As of 2005, this bulletin requires that a liability be recognized for payments made to employees at the end of their employment (severance pay), calculated on the basis of the projected unit credit method. The initial effects were recognized, as permitted by the accounting principle, over the average working life of the employees and consequently had no effects on the consolidated results of the period upon adoption. Previously severance pay was recognized in the accounting results of the year in which amounts were paid.
i) Revenue recognition
Revenues are obtained from aeronautical services, which generally relate to the use of airport infrastructure by air carriers and passengers, and from non-aeronautical services.
Aeronautical services revenues consist of a passenger charge for each departing passenger (excluding diplomats, infants, and transfer and transit passengers), a landing charge based on the average between aircraft’s maximum takeoff weight and the zero-fuel weight and hour of arrival, aircraft parking charges based on the time an aircraft is on the ground and hour of arrival, passenger walkway charges for the connection of aircraft to the terminal, based on hour of arrival, and airport security charges for each departing passenger. Aeronautical services revenue is recognized as passengers depart, at the time of landings and as services are provided, as the case may be.
Non-aeronautical services revenues consist primarily of the leasing of space in the airport terminals, access fees received from third parties providing handling, catering and other services at the airports and miscellaneous other revenues.
Rental income is recognized on terminal space which is leased through operating leases. Such leases stipulate either: i) fixed monthly rental fees, or ii) fees based on the greater of a minimum monthly rental fee, a specified percentage of the lessee’s monthly revenues or the number of departing passengers. Access fees and other services revenues are recognized as services are provided. All amounts are calculated and recognized on a monthly basis.
Under the Airport Law and its regulations, the Company’s revenues are classified as Airport Services, Complementary Services or Commercial Services. Airport Services consist primarily of the use of runways, taxiways and aprons for landings and departures, aircraft parking, the use of passenger walkways, security services, hangars, automobile parking facilities as well as the general use of terminal space and other infrastructure by aircraft, passengers and cargo, including the lease of space essential for the operation of airlines and complementary service providers. Complementary Services consist primarily of ramp and handling services, catering, maintenance and repair and related activities that provide support to air carriers. Revenues from access fees charged to third parties providing complementary services are classified as Airport Services. Commercial Services consist of services that are not considered essential to the operation of an airport, such as the lease of space to retailers, restaurants and banks.
The following table presents the Company’s revenues for the years ended December 31, 2004, 2005 and 2006, using the classifications established under the Airport Law and its regulations (see below for discussion of revenue regulation):

	Year ended
	December 31,

	2004		2005		2006
Regulated services:
Airport services	Ps.	1,673,657	Ps.	1,601,756	Ps.	1,671,636

Non-regulated services:
Airport services:
Access fees from non-permanent ground transportation		8,436		7,748		8,695
Car parking lots and related access fees		27,670		34,040		37,710
Other access fees		3,375		3,179		2,362
Commercial services		397,186		478,745		494,550
Other services		14,267		21,992		24,008

Total non-regulated services		450,934		545,704		567,325

	Ps.	2,124,591	Ps.	2,147,460	Ps.	2,238,961

j) Transactions in foreign currency and exchange rate differences
Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rates in effect as of the balance sheet dates. Currency exchange fluctuations are included in income for the period and reflected in comprehensive financing cost.
k) Deferred income tax, employees’ statutory profit sharing and tax on dividends
Deferred income tax is recorded using the full-liability method of assets and liabilities, which consists of determining deferred income tax by applying the corresponding tax rate to the differences between the book and tax values of assets and liabilities at the date of the consolidated financial statements.
Deferred employees’ statutory profit sharing is calculated based on nonrecurring temporary differences between the book profit and the profit subject to employees’ statutory profit sharing.

Deferred income tax and employees’ statutory profit sharing assets are reduced, if necessary, by the amount of any tax benefits for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.
Tax on dividends is recorded against retained earnings pursuant to Bulletin D-4 issued by the MIPA. Any recovered tax on dividends previously paid is also recorded in retained earnings.
l) Comprehensive income
Comprehensive income is represented by the net income plus items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions. It is restated on the basis of Mexican CPI factors.
m) Earnings per share
Basic earnings per share were computed by dividing income available to stockholders by the weighted-average number of shares outstanding (see Note 8). Weighted-average shares outstanding for calculating diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into shares, using the treasury stock method. Under the treasury stock method, proceeds received from the assumed exercise of the stock options would be used to repurchase the Company’s shares at the average market price during the period.
The weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the years ended December 31, 2004, 2005 and 2006.
n) Concentrations
Trade receivables consist primarily of receivables from major domestic and international airlines. Approximately 19% and 6% of trade receivables as of December 31, 2005 and 2006, respectively were receivable from air carriers and other entities controlled by Cintra S.A. de C.V. (“Cintra”) including Aeromexico and Aerolitoral. A majority of Cintra’s capital stock is owned by the Institute for the Protection of Bank Savings, a decentralized entity within the Mexican federal public administration, and by the Mexican government. Effective December 20, 2005, Cintra completed the sale of Mexicana to Grupo Posadas, a Mexican large hotel operator. Mexicana represented 10% and 9% of 2005 and 2006 revenue.
Further, approximately 77%, 75% and 76% of revenues during the years ended December 31, 2004, 2005 and 2006, respectively, were generated from operations at the Cancún International Airport.
As of December 31, 2006, 2005 and 2004, the Company maintained its cash and marketable securities with a major Mexican brokerage firm and other Mexican financial institutions. The Company would be adversely affected in the event of non-performance by any of these institutions. Management does not anticipate non-performance.

o) Recently issued accounting standards
Beginning January 1, 2007, the dispositions of the following Mexican Financial Reporting Standards (NIF) issued by the Mexican Financial Reporting Standards Board became effective. These dispositions will not have a significant impact on the financial information.
NIF B-3 “Income statement” – Incorporates a new approach to classify income, costs and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as an ordinary expense and not as a tax.
NIF B-13 “Subsequent events” – Requires recognition of assets and liabilities restructuring in the period in which they actually take place and the recognition of creditors” waivers to enforce their right to demand payment of debts in the event of lack of compliance of the entity with debt agreement commitments. These issues will be disclosed in the notes to financial statements, if any.
NIF C-13 “Related parties” – Extends the definition (scope) of the “related-party” concept and increases the disclosure requirements in the notes to financial statements.
NIF D-6 “Capitalization of the Financing Integral Result” – Establishes the obligation of capitalization of the financing integral result and the rules for its capitalization.
3. Trade receivables, net
As of December 31, 2005 and 2006, trade receivables, net consist of the following:

	December 31,

	2005		2006

Trade receivables	Ps.	179,554	Ps.	235,830
Less: allowance for doubtful accounts		(10,141)		(289)

Net	Ps.	169,413	Ps.	235,541

The following table presents the roll forward of the allowance for doubtful accounts for the years ended December 31, 2004, 2005 and 2006:

	December 31,

	2004		2005		2006

Balance at the beginning of the period	(Ps.	6,490)	(Ps.	6,168)	(Ps.	10,141)
Increases, applications and cancellations, net.				(4,171)		9,185
Effects of inflation		322		199		1,245

Balance at the end of the period	(Ps.	6,168)	(Ps.	10,141)	(Ps.	289)

4. Improvements to concessioned assets, land, machinery, furniture and equipment
As of December 31, 2005 and 2006, improvements to concessioned assets, land, machinery, furniture and equipment, net consists of the following:

	December 31,

	2005		2006

Machinery and equipment	Ps.	71,866	Ps.	82,116
Office furniture and equipment		76,478		94,668
Automotive equipment		138,523		159,683
Improvements to concessioned assets (a)		1,800,663		2,430,202
Others		9,447		3,921

		2,096,977		2,770,590
Less: accumulated depreciation		(384,865)		(534,573)

Total		1,712,112		2,236,017

Land		113,532		113,532
Construction in progress (b)		227,071		723,905
Advances to contractors		213,199		75,904

Net	Ps.	2,265,914	Ps.	3,149,358

Depreciation expense for the years ended December 31, 2004, 2005 and 2006 was Ps.93,335, Ps.128,217 and Ps.156,458, respectively.
(a)	Improvements to concessioned assets as of December 31, 2005 and 2006, were comprised of the following:

	December 31,

	2005		2006

Buildings	Ps.	699,652	Ps.	845,677
Air side		563,882		703,227
Land side		180,479		189,794
Technical installations		123,426		223,323
Machinery and equipment		42,172		62,469
Security equipment		40,778		220,158
IT equipment		132,920		162,743
Others		17,354		22,811

Total	Ps.	1,800,663	Ps.	2,430,202

(b) Construction in progress includes $552,495 related to Terminal 3 building at Cancún Airport which is expected to start operations by the end of 2007.
5. Airport concessions

As stated in Note 1, in June 1998, the Ministry of Communications and Transportation granted to the Company the concessions to operate, maintain and develop nine airports in the Southeast region of Mexico for Ps. 12,249,946 (December 31, 2006 constant pesos). The total cost of the airport concessions, at the acquisition date, were allocated to the rights to use the airport facilities based on the assets’ depreciated replacement cost, as determined by an independent appraiser, and to certain environmental liabilities assumed based on management’s best estimate of the actual costs to be incurred, with the excess acquisition cost allocated to the airport concessions as follows:

			Remaining
			estimated
			useful life
			(years)

Acquisition cost	Ps.	12,249,946

allocated to:
Rights to use airport facilities:
Runways, taxiways, and aprons	Ps.	1,525,160	40-42
Buildings		493,314	17-42
Other infrastructure		127,282	23
Land		659,918	42

		2,805,674
Environmental liabilities		(14,966)
Airport concessions		9,459,238	42

Total	Ps.	12,249,946

Total amortization expense for the years ended December 31, 2004, 2005 and 2006, was
Ps.264,639.
Each of the Company’s airport concessions contain the following basic terms and conditions:
•	The concession holder should undertake the construction, improvement or maintenance of the facilities in accordance with its Master Development Plan and is required to update the plan every five years (see Note 14).

•	The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable law and regulations, and is subject to statutory oversight by the Ministry of Communications and Transportation .

•	The concession holder must pay a concession fee (currently 5% of each concession holder’s gross annual revenues) from the use of public domain assets pursuant to the terms of its concessions as required by applicable law.

•	Fuel services and supply are to be provided by the Mexican Airport and Auxiliary Services Agency.

•	The concession holder must grant access to and the use of specific areas of the airport to government agencies to perform their activities inside the airports.

•	The concession may be terminated for non-performance if the concession holder fails to comply with certain of the obligations imposed by the concession as established in Article 27 or for the reasons specified in Article 26 of the Airport Law.

•	The terms and conditions of the regulations governing the operations of the Company may be modified by the Ministry of Communications and Transportation.
6. Other rights acquired
Effective June 30, 1999, the Company acquired the rights of Cancun Air and Dicas to provide certain services at Cancún International Airport, the rights of Aeropremier to provide certain services at Mérida International Airport and certain related machinery, furniture and equipment for cash and promissory notes of approximately US$39.6 million.
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
The acquisition cost of the rights has been allocated to the rights to use the underlying facilities based on the assets’ depreciated replacement cost, as determined by an independent appraiser, with the excess allocated to airport concessions as follows:

			Remaining estimated
			useful lives
	2006		(years)

Acquisition cost	Ps.	535,997

allocated to:
Rights to use:
Buildings	Ps.	57,531	20-43
Other infrastructure		2,715	5-10

		60,246
Airport concessions		475,751	0.5-3

Total	Ps.	535,997

Amortization of the rights to use the underlying facilities is recorded on a straight-line basis over the estimated remaining useful lives of the assets. Amortization of amounts allocated to airport concessions is recorded over the term of the rights acquired. Amortization expense for the years ended December 31, 2004, 2005 and 2006 was Ps.61,225, Ps.42,950 and Ps.51,373, respectively.
Through an agreement in March 2004, the Company terminated some lease agreements early at the Aeropuerto de Cancun, S.A. de C.V., with one of its operators of restaurants and convenience stores. The price of this transaction amounted to USD7 million dollars, and is being amortized by using the straight-line method over the remaining lives of the original lease agreements signed by the parties.
In July 2006, ASUR signed an agreement with a third party by which the Company transferred the operation of the restaurant and snack bar in the Cancun Airport. The total amount of the transaction is USD2.55 million, that is been be paid in 9 semi-annual installments with an interest rate of 15%.
During 2006, the Company invested in various feasibility studies in connection with the bidding for the concession to construct and operate an alternative airport in southeast area of Riviera Maya. As of December 31, 2006, the Company has capitalized expenses for USD1 million.
7. Accrued expenses and other payables
As of December 31, 2005 and 2006, this account consists of the following:

	December 31,

	2005		2006

Taxes payable	Ps.	38,839	Ps.	31,776
Concession fees		26,094		26,064
Due To Shareholder — ITA		50,815		42,710
Due to Supplier — Provetecnia, S.A. de C.V.		43,712		10,155
Provision for restoration costs, net		48,179		17,283
Other accruals		136,691		111,109

Total	Ps.	344,330	Ps.	239,097

8. Stockholders’ equity
At December 31, 2005 and 2006, the minimum fixed capital with no withdrawal rights is Ps.7,767,276 (nominal figure), represented by 300,000,000 ordinary nominative Class I shares with no par value, fully subscribed and paid in. The variable portion of the capital stock is represented by ordinary nominative Class II shares.
As of December 31, 2005 and 2006, capital stock was restated as follows:

	Nominal				Restated
	value		Restatement		value
Capital stock:
Fixed	Ps.	7,767,276	Ps.	4,568,231	Ps.	12,335,507

ASUR and each of its Subsidiaries are legally required to allocate at least 5% of their unconsolidated annual net income to a legal equity reserve fund. This allocation must be continued until the equity reserve is equal to 20% of the issued and outstanding capital stock of the relevant Company. Mexican Corporations may pay dividends only out of earnings after such allocation to the reserve fund. As of December 31, 2005 and 2006, the Company transferred Ps.32,632 and Ps.28,992, respectively from retained earnings to legal reserve.
At the April 28, 2005 and April 27, 2006, general stockholders’ meetings, the Shareholders agreed to establish a reserve for the repurchase of shares amounting to Ps.353,532 (Ps.328,804 nominal) and Ps.254,178 (Ps.246,860 nominal), respectively, against retained earnings.
Stock Options
Inversiones y Técnicas Aeroportuarias, S. A. de C. V., did not exercise the options, nor did it transfer or assign its options to any of its stockholders during the stock option exercise periods ended December 18, 2003, 2004 and 2005 (see Note 1). As of December 31, 2005 all options were forfeited.
Dividends
At the April 29, 2004 general stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps.190,013 (Ps. 168,000 nominal), or Ps.0.56 (nominal) per share, thus giving rise to an income tax on dividends of Ps.69,422 (Ps. 61,380 nominal), since they were not from the After-tax Earnings Account (see note 11).
At the April 28, 2005 general stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps.199,989 (Ps.186,000 nominal), or Ps. 0.62 (nominal) per share, thus giving rise to an income tax on dividends of Ps.85,713 (Ps. 79,714 nominal), since they were not from the After-tax Earnings Account (see note 11).
At the April 27, 2006 general stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps.210,663 (Ps.204,600 nominal), or Ps.0.68 (nominal) per share, thus giving rise to an income tax on dividends of Ps.86,048 (Ps.83,569 nominal), since they were not from the After-tax Earnings Account (see note 11).
Dividend will be tax free if paid out of the CUFIN (Net Taxable Income Account). Dividends paid in excess of the CUFIN balance will be subject to a tax equivalent to 38.89% if paid during fiscal 2007. Tax due will be payable by the Company. It may be credited against Income Tax of the year or the Income Tax of the two immediately following fiscal years. Dividends paid will not be subject to any withholding tax.

In case of a capital reduction, any excess of stockholders’ equity over paid-in capital accounts balances will be given the same tax treatment as a dividend, in accordance with the procedures provided for in the Income Tax Law.
Substantially all consolidated profits of the Company were generated by its Subsidiaries. Retained earnings can be distributed to the Stockholders of ASUR to the extent that its Subsidiaries have distributed profits to ASUR.
Earnings per share
Earnings per share for the years ended December 31, 2004, 2005 and 2006, are presented as follows:

	2004		2005		2006

Income from continuing operations	Ps.	2.24	Ps.	1.98	Ps.	1.81
Extraordinary items	Ps.	(0.06)	Ps.	(0.03)	Ps.	(0.05)

Net income	Ps.	2.18	Ps.	1.95	Ps.	1.76

9. Rentals under operating leases
The Company leases commercial space inside and outside the terminals to third parties under operating leases. The following is a schedule by years of minimum future rentals on noncancelable operating leases as of December 31, 2006 including minimum secured commercial lease agreements per passenger:
Period ending December 31:

2007	Ps.	388,984
2008		423,271
2009		446,448
2010		418,130
2011		377,676
Thereafter		2,004,384

Total	Ps.	4,058,893

10. Foreign currency balances and transactions
The foreign currency position of monetary items at December 31, 2005 and 2006, were as follows:

	Foreign currency		Period end
	amounts		exchange rate		Mexican pesos
	(thousands)				(thousands)
December 31, 2005
Assets:
Cash and marketable securities	US$	20,803	Ps.	10.6344	Ps.	221,422
Prepaids		1,043		10.6344		11,097
Others		2,249		10.6344		23,913

Liabilities:
Accrued expenses and other payables	US$	6,984		10.6344		74,267

	Foreign currency		Period end
	amounts		exchange rate		Mexican pesos
	(thousands)				(thousands)
December 31, 2006
Assets:
Cash and marketable securities	US$	9,441	Ps.	10.8116	Ps.	102,074
Prepaids		1,445		10.8116		15,622
Deposits		41		10.8116		438
Clients		2,597		10.8116		28,086

Liabilities:
Accrued expenses and other payables	US$	3,459		10.8116		37,393
Deposits		1,018		10.8116		11,007

The principal foreign currency transactions during the year ended December 31, 2004, 2005 and 2006, were as follows:

	Foreign currency		Average
	amounts		exchange rate		Mexican pesos
	(thousands)				(thousands)
Year ended December 31, 2004
Income statement:
Technical assistance fees and related costs	US$	2,322	Ps.	11.59	Ps.	26,912
Professional services expenses		664		11.82		7,848
Other		1,199		11.65		13,968

Year ended December 31, 2005
Income statement:
Technical assistance fees and related costs	US$	2,311	Ps.	10.84	Ps.	25,048
Professional services expenses		1,916		12.58		24,111
Other		38		11.02		419

Year ended December 31, 2006
Income statement:
Technical assistance fees and related costs	US$	2,391	Ps.	10.98	Ps.	26,260
Professional services expenses		1,304		10.86		14,161
Other		876		10.90		9,548

The prevailing exchange rate between the Mexican peso and the US dollar at December 31, 2005 and 2006 was Ps.10.6344 and Ps.10.8116, per US dollar, respectively. The exchange rate was Ps.10.9920 per US dollar on April 19, 2007.

11. Income tax, asset tax and employees’ statutory profit sharing
The Company does not currently prepare a consolidated tax return.
Under current Mexican Income Tax Law, ASUR and its subsidiaries must pay the higher of the income tax or the asset tax. The asset tax is a minimum tax, which is calculated as 1.8% of the average tax value of virtually all of the Company’s assets (including the airport concessions), less the average tax value of certain liabilities (basically liabilities with Mexican residents excluding those with financial institutions or their intermediaries). The average tax value of each asset or liability is calculated differently depending on its classification under the tax law. In 2004, 2005 and 2006, the Company incurred Ps.167,993, Ps.141,278 and Ps.121,352, respectively in asset taxes of which Ps.55,442, Ps. 37,743 and Ps.43,307, respectively were directly charged to income for the year, since there was no certainty of the recoverability in the future. The asset tax balance (after adjustments for recoverability) is estimated to be recovered in the following ten years, when income tax incurred exceeds asset tax in any of those years. The asset tax is restated by applying factors derived from the NCPI.
In December of 2006, Mexican Tax Authorities approved a change in the calculation of the asset tax diminishing the tax rate from 1.8% to 1.25% and eliminating the deduction of debts. These changes will become effective January 1, 2007 and the Company considers that they will not have significant effects in the consolidated financial statements.
Employees’ statutory profit sharing in Mexico is determined for each Subsidiary, rather than on a consolidated basis.
The components of income tax and employees’ statutory profit sharing expense for the years ended December 31, 2004, 2005 and 2006, are as follows:

	For the years
	ended December 31,

	2004		2005		2006

Income tax-deferred	Ps.	168,006	Ps.	234,617	Ps.	276,970
Income tax-deferred accounted for in extraordinary items		4,565		2,995		2,464

Provision for income tax	Ps.	172,571	Ps.	237,612	Ps.	279,434

The following items represent the principal differences between income tax computed at the statutory tax rate and the Company’s provision for income taxes for the years ended December 31, 2004, 2005 and 2006:

	For the
	years ended
	December 31,

	2004	2005	2006

Tax at statutory rate	(33%)	(30%)	(29%)
Non-deductible items and other permanent differences	6%	4%	(2%)
Increase in valuation allowance, net	(3%)	(1%)	(1%)
Change in income tax rate	14%	1%	1%

Provision for income taxes	(16%)	(26%)	(31%)

As a result of the amendments enacted to the Income Tax Law enacted on November 13, 2004, the Income Tax rate will be 28% in 2007. Accordingly, the effect of these reductions of the Income Tax rate was considered in the valuation of deferred income tax.
The tax and employee’s statutory profit sharing effects of temporary differences that give rise to significant deferred tax and employee’s statutory profit sharing assets and liabilities at December 31, 2005 and 2006, are as follows:

	December 31,

	2005		2006
Deferred income tax
Deferred tax assets:
Tax loss carryforwards	Ps.	597,661	Ps.	709,343
Other		50,623		31,834
Valuation allowance		(75,262)		(84,486)

		573,022		656,691

Deferred tax liabilities:
Airport concessions, rights to use airport facilities and machinery furniture and equipment		(1,734,204)		(2,091,146)
Other		(1,312)		(5,009)

		(1,735,516)		(2,096,155)

Net deferred tax liabilities before recoverable asset tax		(1,162,494)		(1,439,464)

Recoverable asset tax, net of valuation allowance of Ps.181,324 and Ps.224,631, respectively		495,468		573,513

Net deferred tax liabilities	(	Ps667,026)	(	Ps865,951)

	December 31,

	2005	2006

Deferred employees’ statutory profit sharing:
Net deferred employees’ statutory profit sharing liabilities recognized in respect of all the non recurring temporary differences generated in the year ended December 31, 2000, between the tax and the book basis
	(Ps.39,015)	(Ps.37,497)

Net deferred income tax and employees’ statutory profit sharing liabilities	(Ps.706,041)	(Ps.903,448)

Based on the weight of available evidence as of December 31, 2005 and 2006, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2005 and 2006, for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.
For tax purposes, the Company is currently amortizing the value of its airport concessions at rates ranging from 6% to 15%. Tax losses (including those generated from the tax amortization of the airport concessions) may be carried forward until the expiration of the initial term of the concessions. As of December 31, 2005 and 2006, the Company had tax loss carryforwards of approximately Ps.2,134,504 and Ps.2,533,368, respectively.
12. Technical assistance agreement
In connection with the sale of the Series “BB” shares to Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (“ITA”), ASUR entered into a technical assistance agreement with ITA in which ITA and its Stockholders agreed to provide management and consulting services and transfer industry expertise and technology to ASUR in exchange for a technical assistance fee. The agreement has an initial fifteen-year term and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The Company may only exercise its termination right pursuant to a Stockholder’s resolution. ITA, began providing assistance under the agreement on April 19, 1999.
Under the agreement, the Company agreed to pay an annual fee equal to the greater of a fixed fee or 5% of the Company’s earnings prior to deducting the technical assistance fee and before comprehensive financing cost, income taxes and depreciation and amortization, determined in accordance with Mexican GAAP. For the years 2004, 2005 and 2006 the fixed fee is equal to US$2 million. Each year the fixed fee will be increased by the rate of inflation in the US. ASUR must also pay the value-added tax on the payment amount.
For the years ended on December 31, 2004, 2005 and 2006, technical assistance expenses were
Ps.71,991, Ps.69,123 and Ps.71,037, respectively.

ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.
ITA’s Series “BB” shares were placed in a trust to, among other things, ensure performance under the technical assistance agreement.
13. Related party transactions
On March 8, 2005, the Mexican government sold its remaining 11.1% equity interest in ASUR pursuant to a public offering, and ceased to be related party.
In addition to the revenues earned from Cintra (see Note 2), the Company recorded revenues from several Mexican federal and state government agencies. Revenues from related parties excluding Cintra were Ps.1,046 by the period from January to February 2005.
During the period from January to February 2005, the Company recorded expenses of Ps.10,434, for electricity, waste disposal, water and other services obtained from entities or agencies of the Mexican federal government.
See notes 2(n), 8 and 12 for disclosures concerning certain other transactions with related parties.
14. Commitments and contingencies
Commitments:
In 2005, the Company entered into a new 60 month operating lease for its corporate offices with monthly payments of US$ 17,832.
Rental expense was approximately Ps.3,607, Ps.4,500 and Ps.2,390 for the years ended December 31, 2004, 2005 and 2006, respectively.
On December 30, 2003, the Company received the Ministry of Communications and Transportation approval for its Master Development Plan (“MDP”) for each of the nine airports for the period from 2004 through 2008. Based on the MDPs presented, the Company has agreed to make total improvements of Ps.3,416,760 from 2004 through 2008, the commitments for the next two years as follows:

Period	Amount (1)

2007	Ps.	1,147,105
2008		160,498

Total	Ps.	1,307,603

(1)	Expressed in thousands of pesos in purchasing power as of December 31, 2006 applying Mexican National Construction Price Index factors according with the MDP’s terms.
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

b)	At present, there are two labor-law claims against the Company. The Company is in the judicial process. Moreover, no ruling has been handed down at the date of this report.

c)
Claims have been asserted against the Company by the municipalities of Huatulco and Oaxaca or the payment of property taxes in respect of the land comprising the airports in this community. Based on the opinion of outside counsel, management believes that there is no legal basis for these claims and the Company intends to take legal action to have the claims dismissed.

Management does not believe that any liabilities relating to these claims are likely to have a material adverse effect on the Company’s consolidated financial condition or results of operations.
15. Segment information
The Company evaluates and assesses its performance on an airport-by-airport basis prior to the allocation of employee and other costs from Servicios Aeroportuarios del Sureste, S.A. de C.V. (“Servicios”), the Company’s wholly-owned Subsidiary which employs certain of the Company’s employees. The performance of Servicios is evaluated and assessed separately by management. All of the airports provide substantially the same services to their customers. Summarized financial information concerning the Company’s reportable segments including Cancún International Airport (“Cancun”), Mérida International Airport (“Merida”), Villahermosa Airport (“Villahermosa”) and Servicios is shown in the following table. The financial information of the remaining six airports and that of the parent holding company (including ASUR’s investment in its Subsidiaries) have been aggregated and included as “Other”. The elimination of ASUR’s investment in its Subsidiaries is included in the consolidation adjustments column.

Year ended												Consolidation
December 31, 2004	Cancun		Villahermosa		Mérida		Servicios		Other		adjustments	Total

Total revenues	Ps.	1,623,993	Ps.	83,174	Ps.	126,004	Ps.	190,710	Ps.	308,389	(Ps.207,679)	Ps.	2,124,591
Operating income (loss)		856,368		21,324		15,411		10,226		204,960	(207,679)		900,610
Total assets		9,587,364		735,766		1,078,645		35,441		16,256,346	(13,657,188)		14,036,374
Capital expenditures		281,715		28,377		19,288		1,183		112,374			442,937
Depreciation and amortization		273,873		22,053		37,220		2,244		94,207			429,597

Year ended												Consolidation
December 31, 2005	Cancun		Villahermosa		Mérida		Servicios		Other		adjustments	Total

Total revenues	Ps.	1,608,863	Ps.	92,190	Ps.	137,400	Ps.	186,613	Ps.	327,681	(Ps.205,287)	Ps.	2,147,460
Operating income (loss)		780,185		26,952		19,493		(2,496)		212,943	(205,287)		831,790
Total assets		10,128,825		765,808		1,089,107		31,215		16,622,392	(14,003,897)		14,633,450
Capital expenditures		473,757		68,207		24,638		5,098		86,130	0		657,830
Depreciation and amortization		285,421		23,156		39,283		2,283		101,531	0		451,674

Year ended												Consolidation
December 31, 2006	Cancun		Villahermosa		Mérida		Servicios		Other		adjustments	Total

Total revenues	Ps.	1,693,470	Ps.	97,008	Ps.	136,590	Ps.	189,253	Ps.	333,165	(Ps.210,525)	Ps.	2,238,961
Operating income (loss)		810,437		16,428		14,206		1,761		(13,164)			829,668
Total assets		10,505,542		771,233		1,086,658		29,998		16,814,395	(14,266,425)		14,941,401
Capital expenditures		922,898		30,927		41,610		1,774		91,771			1,088,980
Depreciation and amortization		311,947		28,009		37,613		2,329		107,890			487,788
The accounting policies of the reportable segments are the same as those described in note 2.

16. Differences between Mexican Financial Reporting Standards and US GAAP
The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera or “NIF”) , which differ in certain significant respects from Generally Accepted Accounting Principles in the United States of America (“US GAAP”). The NIF consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 2), whereas consolidated financial statements prepared in accordance with US GAAP are presented on a historical cost basis. The reconciliation does not include the reversal of adjustments to the financial statements for the effects of inflation required under NIF because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.
The principal differences between NIF and US GAAP and the effect on the Company’s net income and stockholders’ equity are presented below with an explanation of the adjustments:

	For the year ended December 31,

	2004		2005		2006
Reconciliation of net income:

Net income as reported under NIF	Ps.	652,645	Ps.	586,017	Ps.	528,115

US GAAP adjustments:
(A) Amortization of airport concessions		189,223		189,223		189,223
(A) Amortization of rights to use airport facilities		17,988		16,910		15,305
(B) Terminal 1 building write-off reversal		-		-		(48,345)
(C) Contract termination fee on leasehold agreement		(73,070)		15,869		15,318
(D) Concession fee on lease hold agreement		-		-		(3,869)
(E) Tax on dividends, net		(41,808)		(85,712)		(86,048)
(F) Professional fees for recovered tax on dividends		(1,683)		-		-
(G) Deferred employees’ statutory profit sharing		(105,458)		(250,844)		(148,184)
(H) Deferred income taxes, net of inflation effects		(370,684)		(1,202)		(45,554)

Total US GAAP adjustments		(385,492)		(115,756)		(112,154)

Net income under US GAAP	Ps.	267,153	Ps.	470,261	Ps.	415,961

Basic and diluted earnings per share	Ps.	0.89	Ps.	1.57	Ps.	1.39

	As of December 31,

	2005		2006
Reconciliation of stockholders’ equity:

Total stockholders’ equity reported under NIF	Ps.	13,553,697	Ps.	13,785,101

US GAAP adjustments:
(A) Airport concessions		(8,103,583)		(7,914,360)
(A) Rights to use airport facilities		(477,135)		(461,830)
(B) Terminal 1 write-off reversal		—		(48,345)
(C) Contract termination fee on leasehold agreement		(57,201)		(41,883)
(D) Concession fee on lease hold agreement		—		(3,869)
(G) Deferred employees’ statutory profit sharing		281,096		132,912
(H) Deferred income taxes		2,315,346		2,269,792

Total US GAAP adjustments		(6,041,477)		(6,067,583)

Total stockholders’ equity under US GAAP	Ps.	7,512,220	Ps.	7,717,518

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under US GAAP are as follows:

Balance at December 31, 2004	Ps.	7,241,948
Net income		470,261
Dividends declared		(199,989)

Balance at December 31, 2005		7,512,220
Net income		415,961
Dividends declared		(210,663)

Balance at December 31, 2006	Ps.	7,717,518

The following tables present the condensed consolidated balance sheets and statements of income of the Company, including all US GAAP adjustments, as of December 31, 2005 and 2006, and for the years ended December 31, 2004, 2005 and 2006.

	As of December 31,

	2005		2006
Assets
Current assets:
Cash and cash equivalents	Ps.	1,117,236	Ps.	828,706
Other current assets		816,701		811,984
Net current deferred tax asset		45,718		23,860

Total current assets		1,979,655		1,664,550

	As of December 31,

	2005		2006
Improvements to concessioned assets, land, machinery, furniture and equipment — net		2,264,172		3,149,358
Airport concessions — net		89,448		29,796
Rights to use airport facilities — net		1,706,238		1,655,139
Deferred employees’ statutory profit sharing		243,599		95,415
Deferred income taxes		1,602,602		1,379,981

Total assets	Ps.	7,885,714	Ps.	7,974,239

Liabilities and Stockholders’ Equity
Seniority premiums	Ps.	6,548	Ps.	7,511
Other current liabilities		366,946		249,210

Total liabilities		373,494		256,721

Total stockholders’ equity		7,512,220		7,717,518

Total liabilities and stockholders’ equity	Ps.	7,885,714	Ps.	7,974,239

	For the years ended
	December 31,

	2004		2005		2006
Net revenues	Ps.	2,124,591	Ps.	2,147,460	Ps.	2,235,092

Cost of services (1)		(609,569)		(808,960)		(784,554)
General and administrative expenses (1)		(219,160)		(129,384)		(102,293)
Depreciation and amortization		(212,034)		(229,673)		(267,743)
Other expenses		(179,864)		(189,581)		(249,505)

Operating expenses		(1,220,627)		(1,357,598)		(1,404,095)

Operating income		903,964		789,862		830,997

Net comprehensive financing income (cost)		(34,928)		22,820		15,214
Income tax expense (2)		(601,883)		(342,421)		(430,250)

Net income	Ps.	267,153	Ps.	470,261	Ps.	415,961

(1)	Exclusive of depreciation and amortization.

(2)	Consists of assets tax, tax on dividends and income taxes.

(A) Airport concessions, rights to use airport facilities and environmental liabilities
Under NIF, the acquisition costs of the nine airport concessions were allocated to the rights to use the airport facilities and to the environmental liabilities assumed, with the remainder allocated to airport concessions. The amount allocated to the rights to use the airport facilities was based on the results of an independent appraisal. The fair values of the environmental liabilities assumed are based on management’s best estimate of the actual costs to be incurred and reflect the terms of a new agreement with the environmental Authorities.
The rights to use the airport facilities, environmental liabilities and the airport concessions were transferred between entities under common control. Under US GAAP, the rights to use the airport facilities and the environmental liabilities were recorded equal to their historical book value at November 1, 1998 (Ps.1,935,314 and Ps.25,235, respectively) and no value was assigned to the airport concessions from the predecessor.
(B) Terminal 1 building write-off reversal
As described in Note 1 in July 2006, the Company was instructed by the Mexican government to repair the Terminal 1 building and under NIF, the Company reversed a portion of the 2005 write-off related to certain assets of Terminal 1 which were once again to be placed in service.
Under US GAAP, reversal of losses is not permitted, therefore, the amount reversed and its related depreciation recognized in NIF was adjusted under US GAAP. That is, under US GAAP the carrying value of these Terminal 1 assets pre-July 2007 decision is zero.
(C) Contract termination fee on leasehold agreements
Under NIF, the Company capitalized a one-time termination fee on a concessionaire’s leases at the Cancun airport, which is being amortized over the remaining lives of the original lease agreements (see Note 6). Under US GAAP, pursuant to SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” this fee represents a contract termination cost that should be expensed when the Company terminates the leases. Therefore, charges of Ps.15,869 and Ps.15,318 in the US GAAP reconciliation in 2005 and 2006, respectively, reflect the reversal of amortization expense recorded under NIF.
(D) Concession fee on Leasehold agreement
During 2006, the Company entered into an agreement to transfer the operation of the Restaurant and Snack Bar in Cancun Airport to a third party for an USD 2.55 million fee of which USD 638.89 Thousand were collected in December 2006, and the remainder will be paid in 8 semi-annual installments with an interest rate of 15%.
Under NIF the Company recognized the fee as income as it becomes receivable according to the provision of the agreement.

Under US GAAP, pursuant to SFAS No. 13 “Accounting For Leases” this agreement is accounted for as an operation lease; therefore income is recognized on a straight line basis over the term of the agreement.
(E) Tax on dividends
Under NIF, tax on dividends is recorded as a reduction of retained earnings. For the years ended December 31, 2004, 2005 and 2006, the Company paid tax on dividends amounting to Ps.69,422 , Ps. 85,712 and Ps. 86,048, respectively. Under US GAAP, tax on dividends is recorded within a tax expense since in accordance with Mexican Tax Law it can be used to reduce future taxable income in the year incurred and the following two years. Such tax on dividends is subject to a valuation allowance. During the year ended December 31, 2004, 2005 and 2006, the Company recovered Ps. 25,931, Ps. 0 and Ps. 0 (net of Ps. 1,683, Ps. 0 and Ps. 0 of related professional fees), respectively, which under NIF was recorded as a credit to retained earnings. Under US GAAP, the recovered tax on dividends was recorded as an income tax benefit in the income statement.
(F) Professional fees for recovered tax on dividends
Under NIF, the Company recorded professional fees incurred in 2004 in connection with the recovery of the tax on dividends against retained earnings. Under US GAAP, these professional fees are not payments made to the tax authorities and, accordingly, they are not classified in the income statement as income tax expenses, but rather as other expenses.
(G) Employees’ Statutory Profit Sharing
Under NIF, Bulletin D-4 requires the recognition of employees’ statutory profit sharing for all nonrecurring temporary differences generated during the period.
Under US GAAP, employees’ statutory profit sharing is recognized in accordance with the requirements of SFAS 109. Under this method, employees’ statutory profit sharing is recognized in respect of all temporary differences utilizing a full liability method. In addition, under US GAAP, the benefit or expense recognized during the period is recorded in pretax earnings.
Through December 31, 2004, the Company calculates profit sharing liabilities as 10% of its net taxable income. In calculating the net taxable income for profit sharing purposes, the Company deducts net operating loss, or NOL, carryforwards. The application of NOL carryforwards can result in a deferred profit sharing asset for a given period instead of a profit sharing liability.
On May 3, 2005, the Mexican Supreme Court ruled in a plenary session relating to four cases that NOL carryforwards could not be deducted when calculating net taxable income for profit sharing liability purposes. In light of these decisions, the Company’s management decided not to include the NOL carryforwards in the calculation of its profit sharing liability.
The components of employees’ statutory profit sharing expense, prepared after considering the impact of US GAAP adjustments, for the years ended December 31, 2004, 2005 and 2006 are as follows:

	For the years ended
	December 31,

	2004		2005		2006

Deferred	Ps.	105,458	Ps.	250,844	Ps.	148,184

	Ps.	105,458	Ps.	250,844	Ps.	148,184

The effects of temporary differences that give rise to significant deferred employees’ statutory profit sharing assets, prepared after considering the impact of US GAAP adjustments, at December 31, 2005 and 2006 are as follows:

	December 31,

	2005		2006
Deferred assets:
Airport concessions, rights to use airport facilities and machinery, furniture and equipment	Ps.	237,621	Ps.	94,363
Tax loss carryforwards
Other		23,234		15,325
Valuation allowance		(16,788)		(12,484)

		244,067		97,204
Deferred liabilities		(468)		(1,789)

Net deferred employees’ statutory profit sharing asset	Ps.	243,599	Ps.	95,415

(H) Deferred income taxes
Accounting for income taxes in accordance with Bulletin D-4 is similar to accounting for income taxes in accordance with US GAAP, SFAS No. 109 (“SFAS 109”), “Accounting for Income Taxes”.
Bulletin D-4 requires that the change in net deferred income taxes during the period resulting from inflation on monetary deferred tax assets and liabilities be recorded against the gain or loss on monetary position. For US GAAP purposes, the Company applied the guidance in EITF 93-9, “Application of FASB Statement No. 109 in Foreign Financial Statements Restated for General Price-Level Changes” and consequently, the deferred tax expense is calculated comparing beginning and ending deferred tax balances on a constant currency basis (i.e. December 31, 2006 constant pesos). The monetary gain related to deferred income taxes for the years ended December 31, 2004, 2005 and 2006 amounted to Ps.4,062, Ps. 849 and Ps.1,870, respectively which have been reflected in the deferred tax line item for US GAAP purposes.
The deferred tax adjustments required to reconcile stockholders’ equity and net income under Mexican GAAP to US GAAP as of and for the years ended December 31, 2004, 2005 and 2006, result from the differences in accounting for the airport concessions, the rights to use airport facilities, the contract termination fee on leasehold agreements and the difference in presenting the effects of inflation.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of US GAAP adjustments, at December 31, 2005 and 2006 are as follows:

	As of December 31,

	2005		2006
Current deferred tax asset:
Accrued liabilities	Ps.	45,596	Ps.	23,123
Prepaids and other current assets		2,803		6,714

		48,399		29,837

Less: current valuation allowance		(2,681)		(2,806)

Current deferred tax asset		45,718		27,031

Current deferred tax liability:
Inventories				(3,171)

Current deferred tax liability				(3171)

Net current deferred tax asset	Ps.	45,718	Ps.	23,860

Noncurrent deferred tax asset:
Contract termination fee on leasehold agreement	Ps.	18,479	Ps.	14,798
Tax paid on dividends		86,048		85,712
Tax loss carryforwards		597,662		709,343
Fixed assets		665,355		264,217
Seniority premiums		1,485

		1,369,029		1,074,070

Less: noncurrent valuation allowance		(260,642)		(265,832)

Noncurrent deferred tax asset		1,108,387		808,238

Noncurrent deferred tax liability:
Other deferred assets		(1,253)		(1,770)

Non current deferred tax liability		(1,253)		(1,770)

Net noncurrent deferred tax liability		1,107,134		806,468

Total net deferred tax asset		1,152,852		830,328
Recoverable asset tax		495,468		573,513

Total deferred tax asset		1,648,320		1,403,841

	As of December 31,

	2005		2006
Net deferred tax asset under U.S. GAAP		1,648,320		1,403,841

Net deferred tax liability under Mexican Reporting Standards		667,026		865,951

Net deferred U.S. GAAP adjustments to the net deferred tax asset	Ps.	2,315,346	Ps.	2,269,792

Based on cumulative tax losses in recent years, valuation allowances were recognized as of December 31, 2005 and 2006, for the amount of the net deferred tax assets (including net operating loss carryforwards) and asset tax credit carryforwards for the airports of Huatulco, Minatitlan, Cozumel and Tapachula and for Servicios Aeroportuarios del Sureste S.A. de C.V. and Grupo Aeroportuario del Sureste, S.A. de C.V.
(I) Cash and marketable securities
Under NIF, temporary investments and marketable securities, expected to be held less than one year, are considered to be cash equivalents.
Under US GAAP, temporary investments and marketable securities with original maturities greater than 90 days are considered to be short-term investments and, accordingly, are shown separately from cash in the balance sheet and cash flow statement.
(J) Restructure, contract termination fees and loss on natural disaster
Under NIF, restructure costs, certain contract termination fees and loss on natural disaster were charged against the results of operations as an extraordinary item. Under US GAAP, restructure costs, contract termination fees and loss from natural disaster would be considered an operating expense. These charges have been reclassified as an operating expense in the US GAAP condensed consolidated income statement.
(K) Supplemental Cash Flow Information
NIF Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statement of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending consolidated financial statement balances in constant pesos. Under US GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.
Presented below are statements of cash flows of the Company for the years ended December 31, 2004, 2005 and 2006, prepared after considering the impact of US GAAP adjustments. The cash flow statements present nominal cash flows during the periods, adjusted to December 31, 2006, purchasing power.

	For the years ended
	December 31,

	2004		2005		2006
Operating activities:
Net income under US GAAP	Ps.	267,153	Ps.	470,261	Ps.	415,961
Adjustments to reconcile net income to cash flows provided by operating activities:
Loss from monetary position		72,253		66,234		88,322
Asset tax, tax on dividends and deferred income taxes		601,882		342,421		430,250
Deferred employees’ statutory profit sharing		105,451		250,844		148,184
Depreciation and amortization		212,034		229,673		267,743
Other provisions				196,306		59,993
Write off of fixed assets				57,184
Changes in operating assets and liabilities:
Trade receivables		(44,952)		69,459		(72,727)
Recoverable taxes and other current assets		(193,331)		(140,883)		(162,013)
Trade accounts payable		869		11,389		(15,701)
Accrued expenses and other payables		40,598		(213,825)		(190,188)

Cash flows provided by operating activities		1,061,957		1,339,063		969,824

Investing activities:
Short-term investments
Purchases of short – term investments		(629,628)		(401,788)		(341,283)
Proceeds from short – term investments		718,699		125,145		388,180
Purchase of other rights and machinery furniture and equipment		(442,937)		(620,332)		(996,763)

Cash flows provided by (used in) investing activities		(353,868)		(896,976)		(949,866)

Insurance proceeds				(115,496)		(54,304)

Financing activities:

Payment of dividends		(190,013)		(199,989)		(210,663)

Cash flows used in financing activities		(190,013)		(199,989)		(210,663)

Effects of inflation on cash and cash equivalents		15,245		(33,015)		(43,521)

Decrease in cash and cash equivalents		533,321		93,587		(288,530)
Cash and cash equivalents at beginning of period		490,328		1,023,649		1,117,236

Cash and cash equivalents at end of period	Ps.	1,023,649	Ps.	1,117,236	Ps.	828,706

Supplemental cash disclosures:
Asset tax and tax paid on dividends	Ps.	238,785	Ps.	226,990	Ps.	211,668

Supplemental non-cash disclosures:
Recovered tax on dividends	Ps.	27,622	Ps.	0	Ps.	0

(L) Recently Issued Accounting Standards
In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing thresholds and attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48.
In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not anticipate that the adoption of EITF 06-03 will have an impact on its financial condition or results of operations.
In September 2006, the FASB issued SFAS No. 157 (SFAS 157), Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its financial condition and results of operations.
The sixteen notes are part of these consolidated financial statements, which were authorized for its emission dated April 18, 2007, by the executive that signed completely these consolidated financial statements and its notes.

C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S.A.B. de C.V.

EXHIBIT INDEX

Exhibit No.	Description

1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company.

2.1	Deposit Agreement among the Company, The Bank of New York and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

3.1	Trust Agreement among the Company, ITA and Bancomext, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

3.2	Amendment dated May 15, 2007 to the Trust Agreement dated November 18, 1998 among the Company, ITA and Bancomext, English translation.

4.1	Amended and Restated Cancun Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

4.2	Participation Agreement among the Company, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C. (“NAFIN”), Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructuras de Transporte, S.A., Groupe GTM, S.A., Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. (“ITA”), Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”) and Aeropuertos y Servicios Auxiliares (“ASA”), together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

4.3	First Amendment to the Participation Agreement, the Shareholders Agreement and the Technical Assistance Agreement among the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Bancomext, the Company, Servicios Aeroportuario del Sureste, S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V. and Aeropuerto de Villahermosa, S.A. de C.V.; ITA, Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructura de Transporte, S.A. de C.V. and Groupe GTM, S.A. (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

4.4	Second Amendment dated April 30, 2007 to the Participation Agreement dated December 18, 1998 among the Company, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructuras de Transporte, S.A., Groupe GTM, S.A., ITA, Bancomext, ASA and Fernando Chico Pardo, English translation.

4.5	Technical Assistance and Transfer of Technology Agreement among the Company, Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructuras de Transporte, S.A., VINCI, S.A. and ITA, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

8.1	List of subsidiaries of the Company (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

11.1	Code of Ethics (incorporated by reference to our Form 20-F filed on June 16, 2004).

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Attestation Report of the Registered Public Accounting Firm.