Form 20-F/A
period 2006-12-31
SOUTHEAST AIRPORT GROUP
filed 2007-07-31
CIK 1123452

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F/A
Amendment No. 1
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
EX-1.1: AMENDED AND RESTATED BYLAWS
EX-3.2: AMENDMENT TO TRUST AGREEMENT
EX-4.4: AMENDMENT TO PARTICIPATION AGREEMENT
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION

ii

Introduction.
     This Amendment No. 1 amends our annual report on Form 20-F filed with the commission on June 29, 2007 (the “Original 20-F”). The purpose of the amendment is to present the integrated audit report of the Registrant’s independent registered public accounting firm immediately prior to the Registrant’s financial statements and to revise the disclosure set forth in Item 15.
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
     Disclosure Controls and Procedures
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
     Management’s Report on Internal Control Over Financial Reporting
     The management of ASUR is responsible for establishing and maintaining adequate internal control over financial reporting. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We conducted an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2006 using the criteria set forth in the “Internal Control – Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission.

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
     Changes in Internal Control over Financial Reporting
     There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By:	/s/ Adolfo Castro Rivas
	Name:	Adolfo Castro Rivas
	Title:	Chief Financial Officer

Dated: July 31, 2007

GRUPO AEROPORTUARIO DEL SURESTE,
S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006

F-i

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Grupo Aeroportuario del Sureste, S.A.B. de C.V., and its subsidiaries:
We have completed an integrated audit of Grupo Aeroportuario del Sureste, S.A.B. de C.V.’s (Southeast Airport Group) consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholder’s equity and of changes in financial position present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste, S.A.B. de C.V. and its subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their changes in the consolidated financial position for each of the three years for the periods ended December 31, 2006, 2005 and 2004 in conformity with Mexican Financial Reporting Standards as adopted by Mexico (MFRS). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting standards used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.
MFRS vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in Note 16 to the above consolidated financial statements.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PricewaterhouseCoopers
Mexico City, June 22, 2007

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