Form 20-F
period 2007-12-31
SOUTHEAST AIRPORT GROUP
filed 2008-06-20
CIK 1123452

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2007
Commission File Number 1-15132
Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

Southeast Airport Group	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A – 4th Floor
Bosques de las Lomas
05120 México, D.F.
Mexico
(Address of principal executive offices)

Adolfo Castro Rivas
CFO and Head of Investor Relations
Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Bosque de Alisos No. 47A – 4th Floor
Bosques de las Lomas
05120 México, D.F.
Mexico
Telephone: + 52 55 5284 0449
Fax: +52 55 5284 0407
(Name, telephone, e-mail and/or facsimile number
and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered

Series B Shares, without par value, or shares	New York Stock Exchange, Inc.*

American Depositary Shares, as evidenced by American Depositary Receipts, or ADSs, each representing ten shares	New York Stock Exchange, Inc.
*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the   Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Series B Shares, without par value: 277,050,000
Series BB Shares, without par value: 22,950,000
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act, (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this
filing: U.S. GAAP ☐             IFRS ☐             Other ☑
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

i

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
SELECTED FINANCIAL DATA
We publish our financial statements in Mexican pesos. Pursuant to Financial Reporting Standards (Normas de Informacion Financiera) accepted in Mexico, or Mexican FRS, financial data for all periods in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F have been restated in constant pesos as of December 31, 2007.
This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.9157 to U.S.$1.00, the exchange rate for pesos on January 2, 2008, as published by Banco de Mexico, the Mexican Central Bank. On June 19, 2008 the Federal Reserve Bank of New York’s noon buying rate for Mexican pesos was Ps. 10.3180 to U.S.$1.00.
The following tables present a summary of our consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto. Our financial statements are prepared in accordance with Mexican FRS, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Reconciliation to U.S. GAAP of our net income and total stockholders’ equity is also provided in this summary financial data. Note 16 to our financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to our business.

Mexican FRS provides for the recognition of certain effects of inflation by restating non-monetary assets and non-monetary liabilities using the Mexican National Consumer Price Index, restating the components of stockholders’ equity using the Mexican National Consumer Price Index and recording gains or losses in purchasing power from holding monetary liabilities or assets. Mexican FRS requires the restatement of all financial statements to constant Mexican pesos as of the date of the more recent balance sheet presented. Our audited financial statements and all other financial information contained herein are accordingly presented in constant pesos with purchasing power as of December 31, 2007 unless otherwise noted.
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
The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2003.

	Year ended December 31,
	2003		2004		2005		2006		2007
	(in thousands of constant Mexican pesos as of December 31, 2007) (1)										(thousands of dollars) (2)
Income statement data:
Mexican FRS:
Revenues:
Aeronautical services(3)	Ps.	1,368,180	Ps.	1,662,873	Ps.	1,577,295	Ps.	1,647,594	Ps.	1,890,950	$173,232
Non-aeronautical services(4)		352,969		541,582		650,889		675,530		894,941	81,987

Total revenues		1,721,149		2,204,455		2,228,184		2,323,124		2,785,891	255,219
Operating expenses:
Cost of services		(433,895)		(521,383)		(602,436)		(665,275)		(743,642)	(68,126)
General and administrative expenses		(142,010)		(117,984)		(110,907)		(101,156)		(104,019)	(9,529)
Technical assistance fee(5)		(54,129)		(74,697)		(71,721)		(73,707)		(91,945)	(8,423)
Government Concession fee(6)		(86,027)		(110,181)		(111,409)		(116,007)		(139,294)	(12,761)
Depreciation and amortization		(416,166)		(445,746)		(468,653)		(506,124)		(540,821)	(49,545)

Net comprehensive financing		28,415		(32,026)		24,558		15,786		15,144	1,387
Non-ordinary items(7)		(21,029)		(19,762)		(9,678)		(16,242)		(2,385)	(218)

Income before taxes		596,308		882,676		877,938		860,399		1,178,929	108,004
Provision for income taxes		(272,186)		(205,498)		(269,893)		(312,432)		(656,568)	(60,149)

Net income		324,122		677,178		608,045		547,967		522,361	47,855
Basic and diluted earnings per share(10)		1.08		2.26		2.03		1.83		1.74	0.16
Basic and diluted earnings per ADS (unaudited)(8)		10.80		22.57		20.27		18.27		17.41	1.60
U.S. GAAP:
Revenues		1,721,149		2,204,455		2,228,184		2,319,110		2,771,216	253,874
Operating income		674,877		937,944		819,554		862,234		1,253,490	114,834
Net income		316,184		277,195		487,938		431,597		257,274	23,569
Basic and diluted earnings per share(10)		1.05		0.92		1.63		1.44		0.86	0.08
Basic and diluted earnings per ADS (unaudited)(8)		10.54		9.24		16.26		14.39		8.58	0.79
Dividends per share(9)		0.61		0.65		0.69		0.73		0.77	0.07
Other Operating Data (Unaudited):
Total passengers (thousands of passengers)		12,190.0		13,897.1		13,321.3		13,779.9		16,238.8	16,238.8
Total air traffic movements (thousands of movements)		198.0		219.8		209.9		220.5		262.3	262.3
Total revenues per passenger (in pesos or dollars)		141.2		158.6		167.3		168.6		171.6	15.7

	As of and for the year ended December 31,
	2003		2004		2005		2006		2007
	(in thousands of constant Mexican pesos as of December 31, 2007) (1)										(thousands of dollars)(2)
Balance Sheet Data:
Mexican FRS:
Cash and marketable securities	Ps.	833,644	Ps.	1,297,829	Ps.	1,655,728	Ps.	1,288,353	Ps.	1,925,697	$176,415
Total current assets		1,199,094		1,601,012		2,006,628		1,702,364		2,533,610	232,107
Airport concessions, net		9,017,278		8,759,145		8,501,010		8,242,778		8,037,900	736,361
Rights to use airport facilities, net		2,476,682		2,396,700		2,265,447		2,246,711		2,189,975	200,626
Total assets		14,061,646		14,564,007		15,183,527		15,503,054		16,676,081	1,527,715
Current liabilities		182,995		213,897		380,966		254,564		317,002	29,041
Total liabilities		744,971		812,426		1,120,341		1,199,766		2,170,554	198,847
Capital Stock		12,799,204		12,799,204		12,799,204		12,799,204		12,799,204	1,172,550
Net equity/stockholders’ equity		13,316,675		13,751,581		14,063,186		14,303,288		14,505,527	1,328,868
U.S. GAAP:
Cash and cash equivalents		508,760		1,062,128		1,159,233		859,857		1,870,675	171,375
Total current assets		1,199,093		1,601,012		2,054,071		1,727,121		2,542,644	232,935
Airport concessions, net		216,422		154,610		92,810		30,916		22,376	2,050
Rights to use airport facilities		1,945,431		1,884,085		1,770,376		1,717,356		1,671,325	153,112
Total assets		7,614,446		7,727,788		8,182,141		8,273,993		8,579,690	785,995
Total liabilities		180,311		213,613		387,534		266,370		546,042	50,023
Capital Stock		6,989,281		6,989,281		6,989,281		6,989,281		6,989,281	640,296
Net equity/stockholders’ equity		7,434,135		7,514,175		7,794,607		8,007,623		8,033,648	735,972

Statement of Changes in Financial Position:
Mexican FRS:
Resources provided by operating activities		770,519		1,252,649		1,336,897		1,070,404		1,622,626	148,651

Resources used in financing activities		(150,595)		(242,273)		(296,442)		(307,865)		(320,122)	(29,327)
Resources used in investing activities		(392,512)		(546,189)		(682,558)		(1,129,915)		(665,160)	(60,936)

Increase (decrease) in cash and marketable securities		227,412		464,187		357,897		(367,376)		637,344	58,388
Cash Flow Data:
U.S. GAAP:
Cash flow provided by operating activities		853,796		1,173,908		1,300,549		1,082,433		1,726,341	158,152
Cash flow used in financing activities		(277,325)		(269,187)		(296,442)		(307,865)		(320,122)	(29,327)

Cash flow used in investing activities		(650,401)		(367,168)		(872,745)		(1,028,787)		(364,250)	(33,369)
Effect of inflation on cash and cash equivalents		46,118		15,818		(34,259)		(45,157)		(31,151)	(2,854)
Increase (decrease) in cash and cash equivalents		(27,813)		553,371		97,103		(299,376)		1,010,818	92,602

(1)	Per share peso amounts are expressed in pesos (not thousands of pesos).

(2)	Translated into dollars at the rate of Ps. 10.9157 per U.S. dollar, the Mexican Central Bank exchange rate for Mexican pesos at January 2, 2008. Per share dollar amounts are expressed in dollars (not thousands of dollars).

(3)	Revenues from aeronautical services include those earned from passenger charges, landing charges, aircraft parking charges, charges for airport security services and charges for use of passenger walkways.

(4)	Revenues from non-aeronautical services are earned from the leasing of space in our airports, access fees collected from third parties providing services at our airports and miscellaneous other sources.

(5)	Since April 19, 1999, we have paid ITA a technical assistance fee under the technical assistance agreement entered into in connection with the purchase by Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. (“ITA”) of its Series BB shares. This fee is described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA.”

(6)	Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder’s gross annual revenues from the use of public domain assets pursuant to the terms of its concession.

(7)	Non-ordinary items refers to restructuring and contract termination fees and loss on natural disasters. On January 1, 2007, we adopted Mexican FRS B-3,“Statement of Income” which incorporates, among other things, a new approach to classifying income and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as an ordinary expense and not as tax. Accordingly, our financial statements for 2006 and 2005 have also been reclassified to conform the current year presentation. Such reclassifications consisted of 1) Ps. 16,242 and Ps. 9,678, respectively, reclassified from extraordinary items to non-ordinary items, and 2) Ps. 3,904 and Ps. 2,557, respectively, reclassified from provision for income taxes and employees’ statutory profit sharing to general and administrative expenses.

(8)	Based on the ratio of 10 Series B shares per ADS.

(9)	Income tax was payable on the dividends because the distribution was not made from our after-tax earnings account.

(10)	Shares outstanding for all periods presented were 300,000,000.

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)

2003	11.41	10.11	11.24	10.85

2004	11.64	10.81	11.15	11.31

2005	11.41	10.41	10.63	10.89

2006	11.46	10.43	10.80	10.90

2007	11.27	10.66	10.92	10.93

December 2007	10.94	10.80	10.92	10.86

2008

January 2008	10.98	10.83	10.83	10.91
February 2008	10.83	10.68	10.72	10.77
March 2008	10.85	10.65	10.68	10.73
April 2008	10.60	10.45	10.51	10.52
May 2008	10.57	10.31	10.33	10.43

(1)	Average of month-end rates or daily rates, as applicable.

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
On December 31, 2007, the Federal Reserve noon buying rate was Ps. 10.9157 per U.S.$1.00. On June 19, 2008, the Federal Reserve noon buying rate was Ps. 10.3180 per U.S. $1.00.
For a discussion of the effects of fluctuations in the exchange rates between the peso and the U.S. dollar, see “Item 10. Additional Information—Exchange Controls.”

RISK FACTORS
Risks Related to Our Operations
Hurricanes and other natural disasters have adversely affected our business in the past and could do so again in the future.
The southeast region of Mexico, like other Caribbean destinations, experiences hurricanes, particularly during the third quarter of each year. Portions of the southeast region also experience earthquakes from time to time. Natural disasters may impede operations, damage infrastructure necessary to our operations and/or adversely affect the destinations served by our airports. Any of these events could reduce our passenger traffic volume. The occurrence of natural disasters in the destinations we serve has adversely affected, and could in the future adversely affect, our business, results of operations, prospects and financial condition. Some experts believe that climate change due to global warming could increase the frequency and severity of hurricanes in the future. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption. Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on the policies.
On October 21, 2005, Hurricane Wilma struck the Yucatan Peninsula, causing severe damage to the infrastructure of the Cancun and Cozumel airports and to our administrative office building in Cancun. Cancun and Cozumel airports were closed for approximately 62 hours and 42 hours, respectively, and airport operations were disrupted for several weeks thereafter. The hurricane also inflicted extensive damage on the hotel and tourist infrastructure in Cancun, the Mayan Riviera region and Cozumel, which led to sharply reduced air passenger traffic at our airports, especially in the fourth quarter of 2005 and during the first half of 2006. During the fourth quarter of 2005, our passenger traffic decreased 33.1%, and revenues and operating income fell 32.6% and 86.5%, respectively, relative to the same period in 2004, reflecting the decline in passenger traffic. Tourism in Cancun and the Mayan Riviera has by now largely recovered from Hurricane Wilma, and tourism in Cozumel continues to recover.
Other hurricanes, such as Hurricane Dean in August 2007, Hurricane Emily in July 2005 and Hurricane Ivan in September 2004, have also affected our operations.
Increases in international petroleum prices could reduce demand for air travel.
International prices of fuel, which represents a significant cost for airlines using our airports, have significantly increased over the past year and may be subject to further increases resulting from a reduction in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. Such increases in airlines’ costs have resulted in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

Our business could be adversely affected by a downturn in the U.S. economy.
In 2007, 66.7% of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States. Thus, our business is dependent on the condition of the U.S. economy, and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition. The U.S. economy has recently experienced and continues to experience an economic slowdown that may negatively affect our results of operations. If this slowdown becomes a prolonged economic crisis, it will likely have a material adverse effect on our results of operations.
The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.
The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability, largely as a result of higher oil prices. On June 2, 2008, the International Air Transport Association (IATA) revised its 2008 financial forecast for the air transport industry downwards to a loss of US$2.3 billion, and said losses for the industry could be as high as US$6.1 billion. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers, including Mexicana (which accounted for 7.12% of our revenues in 2007), Aeromexico (4.94% of our revenues in 2007), American Airlines (which accounted for 4.74% of our revenues in 2007), and Continental Airlines (which accounted for 4.49% of our revenues in 2007). We do not have contracts with any airlines that obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. We expect that we will continue to generate a significant portion of our revenues from a relatively small number of airlines in the foreseeable future. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.
In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico. Accordingly, we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.
Our business is highly dependent upon revenues from Cancun International Airport.
In 2007, Ps. 2,108.1 million or 75.7% respectively, of our revenues were derived from operations at Cancun International Airport. During 2006 and 2007, Cancun International Airport represented 70.6% and 69.8%, respectively, of our passenger traffic and 44.1% and 43.5%, respectively, of our air traffic movements. The desirability of Cancun as a tourist destination and the level of tourism to the area is dependent on a number of factors, many of which are beyond our control. We cannot assure you that tourism in Cancun will not decline in the future. Any event or condition affecting Cancun International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

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
Security enhancements have resulted in increased costs and may expose us to greater liability.
The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs. Following the events of September 11, we reinforced security at our airports. For a description of the security measures that we adopted, see “Item 4. Information on the Company—Business Overview—Non-Aeronautical Services—Airport Security.” While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future. In addition, our general liability insurance premiums for 2002 increased substantially relative to our 2001 premiums and may rise again in the future. Since October 2001, we carry a U.S.$50 million insurance policy covering liabilities resulting from terrorist acts. Because our insurance polices do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$50 million, we could incur significant costs if we were to be directly affected by events of this nature. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In addition, because a substantial majority of our international flights involve travel to the U.S., we may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities.
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
Historically, a substantial majority of our revenues have been aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2007, passenger charges represented 52.0% of our consolidated revenues.
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
Our business is highly dependent upon the operations of Mexico City Area Airports.
In 2005, 2006 and 2007, approximately 84.3%, 80.6% and 71.1% respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport. As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport. Mexico City International Airport recently opened Terminal 2 with 23 boarding gates with boarding bridges and three remote boarding gates served by buses, thus increasing its capacity. However, we cannot assure you that the airport’s operations will not decrease in the future, or that this capacity increase will result in an increase in passenger traffic at our airports.
Additionally, Toluca International Airport, which is located approximately 64 km from Mexico City, has recently emerged as a complementary airport to Mexico City International Aiport. In 2007, approximately 10.6% of our domestic passengers flew to or from our airports via Toluca International Airport. Any event or condition that adversely affects Mexico City International Airport or Toluca International Airport could adversely affect our business, results of operations, prospects and financial condition.

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
Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 39.2% of our total employees as of December 31, 2007), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.
The operations of our airports may be disrupted due to the actions of third parties beyond our control.
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
Following tender offers in the United States and Mexico for our Series B shares that expired on June 19, 2007, Agrupación Aeroportuaria Internacional, S.A. de C.V. and Agrupación Aeroportuaria Internacional II, S.A. de C.V., entities indirectly owned and controlled by Fernando Chico Pardo, now own 19.5% of our capital stock in the form of Series B shares. The results of the tender offers are described in greater detail in “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Tender Offer by Fernando Chico Pardo.”

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
As a result of this ownership, Mr. Chico Pardo, who is also the chairman of our board of directors and our Chief Executive Officer, is able to exert a significant influence over our management and matters requiring the approval of our stockholders. The interests of Mr. Chico Pardo, Copenhagen Airports and ITA may differ from those of our other stockholders, and there can be no assurance that any of Mr. Chico Pardo, Copenhagen Airports or ITA will exercise its rights in ways that favor the interests of our other stockholders. Furthermore, this concentration of ownership by Mr. Chico Pardo and the special rights granted to ITA may have the effect of impeding a merger, consolidation, takeover or other business combination involving ASUR.
Some of our board members and stockholders have business relationships that may generate conflicts of interest.
Some of our board members or stockholders may have outside business relationships that generate conflicts of interest. For example, Fernando Chico Pardo, the chairman of our board of directors, our principal stockholder, is also a member of the board of directors of Grupo Posadas, S.A. de C.V., a company that holds an interest in Mexicana Airlines. Mexicana is our largest customer, accounting for 10.36%, 9.14% and 7.12% of our revenues in 2005, 2006 and 2007, respectively. Conflicts may arise between the interests of these or other individuals in their capacities as our shareholders and/or directors, on the one hand, and their outside business interests on the other. There can be no assurance that any conflicts of interest will not have an adverse effect on our shareholders.
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

Due to a significant increase in air traffic operations at Cancun International Airport, we have begun construction on a second runway, which we expect to complete in 2009. If we are unable to complete the construction or commence operation of this second runway for any reason, it could limit the growth of our business and adversely affect our results of operations, future prospects or financial condition.
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

Risks Related to the Regulation of Our Business
The price regulatory system applicable to our airports imposes maximum rates for each airport.
The price regulatory system does not guarantee that our consolidated results of operations, or that the results of operations of any airport, will be profitable.
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
Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation. Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, including the amendment of certain provisions of the Mexican Airport Law, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain events specified in our concessions have occurred. The circumstances under which we are entitled to an adjustment are described under “Item 4. Information on the Company—Regulatory Framework—Price Regulation—Special Adjustments to Maximum Rates.” There can be no assurance that any such request would be made or granted.
Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates.
In addition, our maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year term ending December 31, 2008, an annual efficiency adjustment factor of 0.75% was established by the Ministry of Communications and Transportation. Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4. Information on the Company—Regulatory Framework—Price Regulation—Methodology for Determining Future Maximum Rates.” We cannot assure you that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate.

Our maximum rates and annual efficiency adjustments will be renegotiated in 2008.
This year, the Ministry of Communications and Transportation will set our maximum rates and annual efficiency adjustments for 2009 through 2014. For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4. Information on the Company—Regulatory Framework—Price Regulation.” We are unable to predict what our maximum rates or annual efficiency adjustments will be for this period, and we cannot assure you that any changes to our maximum rates or annual efficiency adjustments for this period will not have a material adverse impact on our results of operations.
The regulatory framework we are subject to could be changed in a way that adversely affects us due to a report issued by the Chairman of the Mexican Competition Commission.
On October 1, 2007, the Chairman of Federal Competition Commission (Comisión Federal de Competencia, or the “Competition Commission”) released an independent report on the competitiveness of Mexico’s airports relative to each other and to international airports. For a description of this report, please see “Item 5. Operating and Financial Review and
Prospects — Recent Developments - Report of the Federal Competition Commission on Mexico’s Airports.” After the Competition Commission Chairman’s report was released, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. The bill proposes to establish an autonomous Federal Airport Services Commission (Comision Federal de Servicios Aeroportuarios) which would be charged with regulating airport service providers; require the Secretaria de Comunicaciones y Transporte, or the “Ministry of Communications and Transportation” to consult with the Competition Commission on policy decisions and the granting of concessions; allow the Ministry of Communications and Transportation to consider economic efficiency and reductions in user costs when granting airport concessions; permit the Federal Airport Services Commission to conduct auctions for take-off and landing slots at saturated airports; allow the Federal Airport Services Commission to require equal participation by investors and Mexican businesses in providing regulated services and to require airports to obtain an annual accreditation. We cannot predict whether these amendments will be adopted or, if adopted, the impact they would have on us, including whether these amendments would result in a change to our maximum rates.
Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.
The Mexican government has recently implemented changes, and may implement additional reforms, to the tax laws applicable to Mexican companies including ASUR. The terms of our concessions do not exempt us from any changes to the Mexican tax laws. Should the Mexican government implement changes to the tax laws that result in our having significantly higher income or asset tax liability, we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations. In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations.

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
The Mexican government could grant additional concessions to operate existing government managed airports, or authorize the construction of new airports, that could compete directly with our airports. The Mexican government has announced that it intends, at some point in the future, to grant a concession for a new airport in the Mayan Riviera through a public bidding process. The bidding process is expected to take place during the second half of 2008. The Mexican state of Quintana Roo has formed a majority state-owned company to seek any such concession that may be granted. Currently, the Mayan Riviera is served primarily by Cancun International Airport. We have no further details on the construction or projected opening of the airport and are unable to predict the effect that it may have on our passenger traffic or operating results if the project is successfully carried out. Any competition from this or other such airports could have a material adverse effect on our business and results of operations. Generally, the grant of a concession for a new or existing airport is required to be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, it is currently our intention to participate in such process, but we cannot assure you that we will participate, that we would be successful if we did participate or that the Federal Competition Commission will permit us to participate in the bidding process. In addition, in certain circumstances, the Mexican government can grant concessions without conducting a public bidding process. Furthermore, the Federal Competition Commission has the power, under certain circumstances, to reject awards of concessions granted by the government. Please see “Item 4. Information on the Company—Regulatory Framework—Grants of New Concessions” below. Grants of new concessions that compete with our airports could adversely affect our business, results of operations, prospects and financial condition.
We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.
Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated. In 2007, approximately 67.9% of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations and that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our master development programs or the obligation under concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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
The Ministry of Communications and Transportation has announced that it intends to establish a new, independent regulatory agency to supervise the operation of our airports, as well as those of other airports that have been opened to private investment. Likewise, a recent bill in Mexico’s Congress proposes to establish a Federal Airport Services Commission. For further information on this agency, see “Item 4. Information on the Company—Regulatory Framework—New Regulatory Agency.” We cannot predict whether or when this new agency will be organized, the scope of its authority, the actions that it will take in the future or the effect of any such actions on our business.
If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.
Historically, we have set the prices we charge for regulated services at each airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport. We expect to continue to pursue this pricing strategy in the future. For example, in 2007, our revenues subject to maximum rate regulation represented 97.6% of the amount we were entitled to earn under the maximum rates for all of our airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.
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
Risks Related to Mexico
Appreciation, depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.
Following the devaluation of the peso in December 1994 and the resulting economic crisis in Mexico, the aggregate passenger traffic volume in our airports in 1995 decreased as compared to the prior year, reflecting a decrease in domestic passenger traffic volume that more than offset an increase in international passenger traffic volume. Recently, the peso has increased in value against the U.S. dollar, which could lead to a decrease in international passenger traffic, which may not be offset by any increase in domestic passenger traffic. Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume.
In addition, devaluation or depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the Series B shares, as well as the dollar value of any dividend or other distributions that we may make.
As of December 31, 2007 less than 1.30% of our liabilities (U.S.$2.58 million) were dollar-denominated. Although we currently intend to fund the investments required by our business strategy through cash flow from operations, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.
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
In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. We cannot assume that such conditions will not return or that such conditions will not have a material adverse effect on our business, financial condition or results of operations.
Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy. In 2001, Mexico’s GDP declined by 0.2%, while inflation reached 4.4%. In 2002, GDP grew by 0.9% and inflation reached 5.7%. In 2003, GDP grew by 1.4% and inflation was 4.0%. In 2004, GDP grew by 4.2% and inflation increased to 5.2%. In 2005, GDP grew by approximately 2.8% and inflation decreased to 3.3%. In 2006, GDP grew by approximately 4.8% and inflation reached 4.1%. In 2007, GDP grew by approximately 3.3% and inflation declined to 3.8%.
Mexico also has, and is expected to continue to have, high real and nominal interest rates. The annualized interest rates on 28 day Mexican treasury securities averaged approximately 11.3%, 7.1%, 6.2%, 6.8%, 9.2%, 7.2% and 7.2% for 2001, 2002, 2003, 2004, 2005, 2006 and 2007, respectively. To the extent that we incur Peso-denominated debt in the future, it could be at high interest rates.
If the Mexican economy falls into a recession, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.
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
The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In October 1997, prices of both Mexican debt and equity securities decreased substantially as a result of the sharp drop in Asian securities markets. Similarly, in the second half of 1998 and in early 1999, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil. The Mexican debt and equities markets also have been adversely affected by ongoing developments in the global credit markets.
In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries. Therefore, adverse economic conditions in the United States, the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition or results of operations.
Corporate disclosure.
A principal objective of the securities laws of the United States, Mexico, and other countries is to promote full and fair disclosure of all material corporate information, including accounting information. However, there may be different or less publicly available information about issuers of securities in Mexico than is regularly made available by public companies in countries with highly developed capital markets, including the United States.
In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. In particular, our Financial Statements are prepared in accordance with Mexican FRS, which differs from U.S. GAAP in a number of respects. Items on the financial statements of a company prepared in accordance with Mexican FRS may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with U.S. GAAP.
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
Item 4. Information on the Company
HISTORY AND DEVELOPMENT OF THE COMPANY
Grupo Aeroportuario del Sureste, S.A.B. de C.V., or ASUR, is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private-sector investment. The duration of our corporate existence is indefinite. We are a holding company and conduct all of our operations through our subsidiaries. The terms “ASUR,” “we” and “our” in this annual report refer both to Grupo Aeroportuario del Sureste, S.A.B. de C.V. as well as Grupo Aeroportuario del Sureste, S.A.B. de C.V. together with its subsidiaries. Our registered office is located at Bosque de Alisos No. 47A, Bosques de las Lomas, 05120 México, D.F., Mexico, telephone (5255) 5284-0400.

Investment by ITA
As part of the opening of Mexico’s airports to investment, in 1998 the Mexican government sold a 15% equity interest in us in the form of 45,000,000 Series BB shares to ITA pursuant to a public bidding process. Currently, Fernando Chico Pardo, our Chairman and Chief Executive Officer, holds 51% of ITA’s shares and Copenhagen Airports holds 49% of ITA’s shares.
Mr. Chico Pardo became a stockholder in ITA in April 2004 when he acquired the 24.5% ownership stake of French group Vinci, S.A. in ITA and a 13.5% ownership stake of the Spanish group Ferrovial Aeropuertos, S.A. in ITA. At the same time, Copenhagen Airports acquired Ferrovial Aeropuertos, S.A.’s 11.0% ownership interest in ITA, thereby increasing its participation in ITA from 25.5% to 36.5%. Mr. Chico Pardo acquired an additional 25.5% ownership stake in ITA through the exercise of his right of first refusal following the auction of such shares by NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government. On April 29, 2005, Copenhagen Airports increased its participation in ITA from 36.5% to 49% through the purchase of shares from Mr. Chico Pardo.
In connection with the tender offers and other transactions undertaken by Mr. Chico Pardo in June 2007, ITA converted 22,050,000 Series BB shares representing 7.35% of our total outstanding capital stock into Series B shares and transferred such shares to Agrupación Aeroportuaria Internacional, S.A. de C.V. by means of a spin-off. As a result, ITA currently holds 22,950,000 Series BB shares representing 7.65% of our total outstanding capital stock. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Tender Offer by Fernando Chico Pardo”.
Mr. Chico Pardo is the founder and President of Promecap, S.C. He serves as a board member of various organizations, including ITA, Grupo Posadas, Grupo Financiero Inbursa, Grupo Carso, Sanborns Hermanos and Sears Roebuck de Mexico.
Copenhagen Airports is among the world’s leading airport operators and has won several international awards. Copenhagen Airport is Scandinavia’s main airport. In 2007, approximately 21 million passengers were served at Copenhagen Airport. Additionally, Copenhagen Airports owns and operates Roskilde Airport located about 30 kilometers from Copenhagen, and holds shares in Newcastle International Airport in England.
ITA paid the Mexican government a total of Ps. 1,165.1 million (nominal pesos, excluding interest) (U.S.$120.0 million based on the exchange rates in effect on the dates of payment) in exchange for:
•	45,000,000 Series BB shares representing 15% of our outstanding capital stock (as of the date hereof, Series BB shares represent 7.65% of our outstanding capital stock following the conversion described above),
•	three options to subscribe for newly issued Series B shares, all of which have expired unexercised, and
•	the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement, a technical assistance agreement and a shareholders’ agreement under terms established during the public bidding process. These agreements are described in greater detail under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

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
The technical assistance fee is equal to the greater of a fixed dollar amount or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican FRS and calculated prior to deducting the technical assistance fee under this agreement). The agreement was recently amended to provide for quarterly payments of the fee. The fixed dollar amount decreased during the agreement’s initial five years. The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002. Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the U.S. consumer price index) as from the first anniversary of the technical assistance agreement. We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. Under Mexican tax law, companies may not deduct fees that are determined by reference to their profitability (as defined under Mexican tax law).
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
As required under the participation agreement entered into in connection with the Mexican government’s sale of the Series BB shares to ITA, ITA has transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C. Under the terms of the participation agreement and the trust agreement, ITA’s key partners, currently Copenhagen Airports and Fernando Chico Pardo, are each required to maintain an ownership interest in ITA of a minimum of 25.5% prior to December 18, 2014 unless otherwise approved by the Ministry of Communications and Transportation. To the extent that a key partner acquires shares of ITA in excess of a 25.5% interest, this additional interest may be sold without restriction. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—ITA Trust and Shareholders’ Agreement” for a further description of these provisions. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If ITA or any of its stockholders defaults on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.
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
Master Development Programs
Under the terms of our concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan covers a fifteen-year period and includes investment commitments for the regulated part of our business (including certain capital expenditures and improvements) for the succeeding five-year period and investment projections for the regulated part of our business (including certain capital expenditures and improvements) for the remaining ten years. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. Committed investments are minimum requirements, and our capital expenditures may exceed our investment commitments in any period. In December 2003, the Ministry of Communications and Transportation approved each of our current updated master development plans. These plans are in effect from January 1, 2004 to December 31, 2008. New master development plans are currently under review by the Ministry of Communications and Transportation.

The following table sets forth our committed investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.
Committed Investments

	Year ended December 31,
	2004		2005		2006		2007		2008		Total
	(thousands of pesos)(1)
Cancun(2)	Ps.	345,651	Ps.	544,052	Ps.	818,764	Ps.	509,244	Ps.	490,081	Ps.	2,707,792
Mérida		25,915		28,513		47,596		32,091		2,388		136,503
Cozumel		10,905		70,984		12,802		16,751		11,142		122,584
Villahermosa		48,781		65,446		6,544		12,236		1,340		134,347
Oaxaca		22,125		21,763		10,554		6,816		4,969		66,227
Veracruz		25,890		21,904		11,953		11,529		1,540		72,816
Huatulco		10,105		5,608		4,106		7,013		54,084		80,916
Tapachula		20,787		4,576		9,484		8,395		825		44,067
Minatitlan		10,864		6,334		4,978		2,081		3,151		27,408

Total	Ps.	521,023	Ps.	769,180	Ps.	926,781	Ps.	606,156	Ps.	569,520	Ps.	3,392,660

(1)	Expressed in adjusted pesos as of December 31, 2007 based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	The master development plan for Cancun airport was modified in the fourth quarter of 2005 to reflect our decision to build a new terminal rather than implement extensive expansion and remodeling of existing terminals, and to reflect an accelerated timetable for the construction of a second runway once the necessary land to construct it was received from the government. The Ministry of Communications and Transportation approved the modified plan and recognized a decrease of Ps. 123 million in investments as of December 31, 2007.
The following table sets forth our historical capital expenditures made with respect to the regulated and unregulated parts of our business in the periods indicated.
Capital Expenditures

Year ended December 31,	(thousands of pesos)(1)

2005(2)	Ps.	741,887
2006		1,129,915
2007		665,160

(1)	Expressed in constant pesos with purchasing power as of December 31, 2007.

(2)	Does not include the Ps. 50.1 million in connection with the re-opening of Terminal 1 at the Cancun airport.
In 2007, we spent Ps. 665.2 million on capital expenditures, principally for the construction of a second runway at Cancun Airport, as well as for purchases of machinery, furniture, and equipment. In 2006, we spent Ps. 1,129.9 million on capital expenditures, principally for the construction of the Terminal 3 building at the Cancun airport, which began operation in May 2007. In 2005, we spent Ps. 741.9 million on capital expenditures, principally for purchases of machinery, furniture and equipment principally for the Cancun, Villahermosa and Merida airports.
Although we currently intend to fund the investments and working capital required by our business strategy through cash flow from operations, we may incur debt to finance all or a portion of these investments in the future.

BUSINESS OVERVIEW
We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our concessions include the concession for Cancun International Airport, the second busiest airport in Mexico in 2007 in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. We also hold concessions to operate the airports in Cozumel, Huatulco, Merida, Minatitlan, Oaxaca, Tapachula, Veracruz and Villahermosa.
Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with 13 million visitors in 2007, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2007 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.
Cancun and its surroundings were the most frequently visited international tourism destination in Mexico in 2007, according to the Mexican Ministry of Tourism. Cancun International Airport represented 69.8%, 70.6% and 69.8% of our passenger traffic volume and 74.9%, 75.6% and 75.1% of our revenues in 2005, 2006 and 2007, respectively. At December 31, 2007, Cancun had approximately 27,075 hotel rooms, according to the Mexican Ministry of Tourism. We believe that Cancun International Airport is positioned to benefit from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas. According to the Mexican National Trust for Tourism Development, the Mayan Riviera had approximately 34,765 hotel rooms as of December 31, 2007.
Our airports served approximately 13.3 million passengers in 2005, approximately 13.8 million passengers in 2006, and approximately 16.2 million passengers in 2007. For year-by-year passenger figures, see “—Our Airports.”
The United States currently is a significant source of passenger traffic volume in our airports. In 2005, 2006 and 2007 international passengers represented 60.7%, 58.2% and 55.8% respectively, of the total passenger traffic volume in our airports. In 2005, 2006 and 2007, 69.0%, 66.1% and 66.7% respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States. As of December 31, 2007, 19 Mexican and 103 international airlines, including U.S.-based airlines such as American Airlines and Continental Airlines, were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.

Aeronautical Services
The following table sets forth our revenues for the period presented.

	2005		2006		2007
	(thousands of pesos)
Revenues:
Aeronautical Services	Ps.	1,577,295	Ps.	1,647,594	Ps.	1,890,950
Non-Aeronautical Services		650,889		675,530		894,941

Total	Ps.	2,228,184	Ps.	2,323,124	Ps.	2,785,891

Aeronautical services represent the most significant source of our revenues. All of our revenues from aeronautical services are regulated under the “dual-till” price regulation system applicable to our airports.
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
Passenger Charges
We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline. As of December 2007, the charge for international passengers was U.S.$ 18.25 and U.S.$ 17.50 for the Cancun and Veracruz Airports, respectively, and the charge for domestic passengers was Ps. 150.00 (nominal pesos) for both the Cancun and Veracruz airports. For Cozumel, Huatulco Villahermosa and Merida, Minatitlan and Tapachula, and Oaxaca we charged international passengers U.S.$ 19.00, $ 19.70 and $ 19.00, and domestic passengers Ps. 180.40, 187.50, and 176.00 (nominal pesos), respectively, as of that date. International passenger charges are currently dollar-denominated, but generally collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In each of 2006 and 2007, passenger charges represented 76.9% and 76.7% respectively of our aeronautical revenues and 54.6% and 52.0% respectively, of our total consolidated revenues. From time to time we have offered discounts on passenger charges at certain of our airports.
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

Non-aeronautical Services
General
Non-aeronautical services have historically generated a proportionately smaller portion of our revenues. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2005, 2006 and 2007, 24.24%, 24.16% and 26.72% of our consolidated revenues, respectively, were derived from commercial revenues as defined under the Mexican Airport Law.
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
In 2002, we opened 40 new commercial spaces in six of our airports, including new duty-free shops, restaurants, bank and foreign exchange services, and convenience stores. In 2003 we continued developing commercial activity in our airports by opening new bars and restaurants in six of our airports and new retail stores in seven of our airports, as well as dedicating additional space to advertising in our Cancun airport. We opened 13 new retail stores in our Cancun, Merida and Oaxaca airports in 2004, and 16 new retail stores at the Cancun, Cozumel, Villahermosa, Oaxaca and Minatitlan airports in 2005.
In 2006, we opened 11 new retail stores in our Cancun, Merida, Oaxaca, Villahermosa and Huatulco airports, and also entered into long-term agreements relating to commercial activities in Cancun Airport’s new Terminal 3, including an agreement with Aldeasa México, S.A. de C.V. for the operation of the duty-free shops until 2017 and for extensions on existing facility leases in Cancun Airport’s Terminal 2, Cozumel, and Merida. We also entered into a ten-year agreement with AB T3, S.A. de C.V. to provide food and beverage services at our Cancun airport’s new Terminal 3. The facilities at Terminal 3 include 2000 square meters of food and beverage retail space, comprising a total of 10 units, with brands and concepts aimed at providing the airport’s international passengers with world-class service. Additionally, Hoteleria e Inmobiliaria S.A. de C.V. assumed responsibility for the operation of the restaurant and snack bar at the Cancun airport’s Terminal 2 that were previously operated directly by the Cancun airport.

In 2007, we opened 21 new retail stores in the Cancun Airport, mostly in connection with the opening of the new Terminal 3, including restaurants, gift shops, a duty free shop, a drugstore, a convenience store, an exchange booth, and a spa. We also opened one new retail store at each of the Merida, Veracruz, and Villahermosa airports. In addition, in July 2007, we signed a five-year agreement with Banco Santander to install and operate branches at the Cancun, Mérida, and Veracruz airports, and to install ATMs at the Cozumel, Huatulco, Minatitlán, Oaxaca, Tapachula, and Villahermosa airports.
We estimate that prior to 2000, revenues from commercial activities in our terminals accounted for less than 15% of the total revenues generated by our airports. In contrast, we believe that revenues from commercial activities account for 25% or more of the consolidated revenues of many leading international airports. Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in our airports.
Within our nine airports, we leased approximately 296 commercial premises as of December 31, 2007, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenant in terms of occupied space and revenue in 2007 were Aldeasa and Controladora Mera and its affiliates. Generally, concessionaires pay a monthly fee based on the higher of a fixed amount or a percentage of their revenues.
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
Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services. SEAT is currently the sole provider of baggage handling services at five of our airports. If SEAT ceased to provide such services directly, we could be required to provide these services or find a third party to provide them.

Automobile Parking and Ground Transport
Each of our airports has public car parking facilities consisting of open-air parking lots. The only airport at which we do not charge parking fees is Cozumel. Revenues from parking at our airports currently are not regulated, although they could become regulated upon a finding by the Mexican Competition Commission that there are no competing alternatives.
We collect revenues from various commercial vehicle operators, including taxi, bus and other ground transport operators. Our revenues from permanent providers of ground transport services, such as access fees charged to taxis, are regulated activities, while our revenues from non-permanent providers of ground transport services, such as access fees charged to charter buses, are not regulated revenues. In October 2007, we entered into new concession agreements with car rental companies, which had better economic terms than the previous concession agreements.
Airport Security
The Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation, and the Office of Public Security issue guidelines for airport security in Mexico. At each of our airports, security services are provided by independent security companies that we hire. In recent years, we have undertaken various measures to improve the security standards at our airports. These measures included increasing the responsibilities of the private security companies that we hire, the implementation in accordance with regulations issued by the International Civil Aviation Organization (ICAO) of integrated computer tomography and baggage detection system for international and domestic flights to detect explosive traces, the modernization of our carry-on luggage scanning and security equipment, the implementation of strict access control procedures to the restricted areas of our airports and the installation of a closed-circuit television monitoring system in some of our airports.
In response to the September 11, 2001 terrorist attacks in the United States, we have taken additional steps to increase security at our airports. At the request of the Transportation Security Administration of the United States, the General Office of Civil Aviation issued directives in October 2001 establishing new rules and procedures to be adopted at our airports. Under these directives, these rules and procedures were to be implemented immediately and for an indefinite period of time.
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
Our Airports
In 2007, our airports served a total of 16.2 million passengers, approximately 55.8% of which were international passengers. In 2006, our airports served a total of 13.8 million passengers, approximately 58.2% of which were international passengers. In 2005, our airports served a total of 13.3 million passengers, approximately 60.7% of which were international passengers. In 2007, Cancun International Airport accounted for 69.8% of the passenger traffic volume and 75.1% of revenues from our nine airports.
All of our airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.
The following table sets forth the number of passengers served by our airports based on flight origination or destination.
Passengers by Flight Origin or Destination(1)
(in thousands)

						Percentage of
Region	2003	2004	2005	2006	2007	Total 2007
Mexico(2)	5,309	5,620	5,493	6,016	7,489	46.1%
United States	4,925	5,928	5,580	5,301	6,038	37.2%
Europe	985	1,265	1,201	1,354	1,363	8.4%
Canada	712	805	767	851	1,003	6.2%
Latin America	256	279	280	255	342	2.1%
Asia and others	3	0	0	3	4	0.0%

Total	12,190	13,897	13,321	13,780	16,239	100%

(1)	Figures exclude passengers in transit and private aviation passengers.

(2)	Figures include domestic flights taken by international passengers; in 2007, such flights accounted for 44.2%.
In 2005, 2006 and 2007, approximately 84.3%, 80.6%, and 71.1% respectively, of our domestic passengers traveled to or from Mexico City.

The following table sets forth the total traffic volume and air traffic movements in our nine airports for the periods presented:
Airport Traffic
(in thousands)

	Year ended December 31,
	2003	2004	2005	2006	2007
Passengers:
Total	12,190.0	13,897.3	13,321.3	13,779.9	16,238.8

Air traffic movements:(1)
Total	198.0	219.9	209.9	220.5	262.3

(1)	Includes landings and departures, in thousands. Air traffic movement data include the Cancun charter terminal for all periods, because ASUR earned landing fees from all landings regardless of the terminal used.
The following table sets forth the passenger traffic volume for each of our airports during the periods indicated:
Passenger Traffic
(in thousands)

	Year ended December 31,
	2003	2004	2005	2006	2007

Cancun	8,684.2	10,010.7	9,301.5	9,728.1	11,340.0
Merida	899.6	931.1	1,021.9	1,007.2	1,267.5
Cozumel	455.8	584.4	486.6	370.7	511.1
Villahermosa	599.7	673.3	717.4	725.0	853.8
Oaxaca	461.0	543.2	563.7	495.6	514.1
Veracruz	514.6	563.5	579.4	718.0	976.6
Huatulco	259.4	270.8	312.0	375.3	375.9
Tapachula	184.8	193.8	192.3	188.1	210.9
Minatitlan	130.9	126.5	146.5	171.9	188.9

Total	12,190.0	13,897.3	13,321.3	13,779.9	16,238.8

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2003	2004	2005	2006	2007

Cancun	87,347	97,575	93,761	97,228	114,067
Merida	24,213	26,534	25,449	27,610	34,686
Cozumel	12,813	14,355	13,381	12,122	13,801
Villahermosa	20,299	22,267	19,892	21,098	27,351
Oaxaca	15,111	17,502	17,796	16,148	15,578
Veracruz	19,737	22,228	20,520	24,905	32,308
Huatulco	5,461	6,152	6,996	7,179	7,041
Tapachula	7,658	7,686	6,169	6,621	7,441
Minatitlan	5,362	5,598	5,937	7,625	9,999

Total	198,001	219,897	209,901	220,536	262,272

(1)	Includes departures and landings.

The following table sets forth the air traffic movements in our airports for the periods indicated in terms of commercial, charter and general aviation:
Air Traffic Movements by Aviation Category

	Year ended December 31,
	2003	2004	2005	2006	2007

Commercial Aviation	143,788	162,596	157,686	168,711	203,513
Charter Aviation	22,535	23,061	20,004	17,747	19,958
General Aviation(1)	31,678	34,240	32,211	34,078	38,801

Total	198,001	219,897	209,901	220,536	262,272

(1)	General aviation generally consists of small private aircraft.
Cancun International Airport
Cancun International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2007, Cancun International Airport was the second busiest airport in Mexico in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. The airport is located approximately 16 kilometers (ten miles) from the city of Cancun, which has a population of approximately 572,973. A substantial majority of the airport’s international passengers (68.69% in 2005, 65.83% in 2006, and 65.99% in 2007) began or ended their travel in the United States. The airport’s most important points of origin and destination are Mexico City, Miami, Houston, Dallas and New York. Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the U.S. economy.”
During 2007, approximately 8.5 million passengers traveled through Terminal 2 of Cancun Airport. Combined with the 2.8 million passengers that travel traveled through the newly-opened Terminal 3, a total of 11.3 million passengers were served by Cancun International Airport in 2007. Terminal 1, which had been closed because of damage from Hurricane Wilma, recently reopened.
Cancun is located in the state of Quintana Roo. Cancun and its surroundings are the most visited international tourism destination in Mexico in 2007, according to the Mexican Ministry of Tourism. According to the Mexican National Trust for Tourist Development, the Cancun area had approximately 27,075 hotel rooms as of December 31, 2007. Although Cancun may be reached by land, sea or air, we believe most tourists arrive by air through Cancun International Airport. Cancun is between approximately one and a half and five hours by air from all major cities in the United States and 10 to 13 hours by air from most major European cities.
Cancun is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancun International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancun south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican National Trust for Tourism Development, the greater Cancun area (including the Mayan Riviera) was estimated to have an aggregate of approximately 34,765 hotel rooms as of December 31, 2007.
Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancun as a tourist destination. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the U.S. economy.”

The airport’s facilities include Terminal 1 (the charter terminal), Terminal 2 (the old main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the new terminal that commenced operations in May 2007 as described below) and a general aviation building that handles private aircraft. The airport has 40 gates, 21 of which are accessible by passenger walkways. Terminal 2 has nine gates accessible by passenger walkways, Terminal 3 has 11 boarding gates accessible by passenger walkways, and the charter terminal has one gate that is accessible by a passenger walkway. The airport has 70 retail outlets located throughout Terminals 2 and 3, and one bank branch located in Terminal 3.
As part of our commercial strategy, in the fourth quarter of 2005 we completed an expansion of 8,224 square meters (approximately 88,621 square feet) and a remodeling of 1,387 square meters (approximately 14,445 square feet), giving us a total of 52,522 square meters (approximately 563,342 square feet) of which 10,147 square meters (109,221 square feet) are for commercial use in Cancun Airport’s Terminal 2.
On December 6, 2005, we began construction on Terminal 3, which we opened on May 17, 2007, and which began operations on May 18, 2007. With a total investment of approximately U.S.$100 million, Terminal 3 constitutes our most ambitious investment project to-date. Terminal 3 has doubled international passenger capacity at Cancun International Airport. The new building, measuring a total area of 45,263 square meters (approximately 487,207 square feet), has capacity for 84 check-in counters and 11 boarding gates with boarding bridges and four remote boarding gates served by buses, as well as 6,660 square meters (approximately 71,688 square feet) for commercial use, comprising a total of 21 retail outlets and one bank branch. The terminal features state-of-the-art passenger information systems and security equipment, including the first CT scanning system (a system that uses x-rays to form a three-dimensional model of the contents of a piece of luggage) in Mexico for all checked baggage.
The charter terminal in Cancun Airport, which we acquired on June 30, 1999, has an additional 20,383 square meters (approximately 234,007 square feet).
Cancun International Airport currently has one runway with a length of 3,500 meters (2.2 miles). Due to a significant increase in passengers at Cancun International Airport, we are currently constructing a second runway using land obtained in concession from the Mexican federal government, which we expect to complete in 2009. If, for any reason, we are unable to complete the construction or commence operation of this second runway, it could limit the growth of our business and adversely affect our results of operations, future prospects or financial condition.
In April 2006, we obtained a license to develop cargo facilities at the airport, which are currently being operated by Asur Carga, S.A. de C.V. As of March 2007, we charge taxis and passenger vans an access fee of Ps. 16.50, and buses an access fee of Ps. 28.00, upon entering the airport.
On August 20, 2007, Hurricane Dean struck the Yucatan Peninsula. Although no damage was caused to the Cancun airport or our administrative office building in Cancun, we ceased operations at the airport as a safety precaution for approximately seven hours, resulting in the cancellation of 124 flights.

In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek a concession from the Mexican federal government to build and operate a new airport in the Mayan Riviera region of the state, which is currently served primarily by Cancun Airport. This airport would be approximately 120 kilometers from our airport in Cancun and could adversely affect passenger traffic there. The bidding process is expected to take place during the second half of 2008. ASUR has no further details on the construction or projected opening of the airport and is unable to predict the effect that it may have on our passenger traffic or operating results if the project is successfully carried out.
Merida International Airport
Merida International Airport serves the inland city of Merida, which has a population of approximately 1,818,948, and surrounding areas in the state of Yucatan. Merida International Airport ranked second among our airports in 2007 in terms of passenger traffic and contribution to revenues. The substantial majority of this airport’s passengers are domestic. The airport’s primary point of origin and destination is Mexico City.
Merida International Airport attracts a mix of both business travelers and tourists. The city of Merida is an established urban area with numerous small and medium-sized businesses. The city is approximately 120 kilometers (75 miles) by highway from Chichen Itza and approximately 80 kilometers (50 miles) from Uxmal, pre-Columbian archeological sites that attract a significant number of tourists.
The airport has two perpendicular runways, one with a length of 3,200 meters (2.0 miles) and another with a length of 2,300 meters (1.4 miles). The airport has one Terminal 2, with four gates accessible by passenger walkways and six remote boarding positions. As part of our commercial strategy, we remodeled the entire 16,731 square meter (180,091 square foot) terminal, of which 2,157 square meters (approximately 23,220 square feet) are for commercial use. This remodeled area was opened in December 2001.
In 2005, 2006 and 2007, approximately 19,105, 16,638 and 16,077 metric tons of cargo, respectively, were transported through Merida International Airport, making it our leading airport in terms of cargo volume. In 2005, 2006 and 2007, Merida represented approximately 45.1%, 39.17% and 37.99% respectively, of our total cargo volume. We have considered opportunities for developing the Merida cargo facilities, but we have no plans to pursue such opportunities at this time.
There are currently two businesses operating in Merida International Airport. One business operates under a long-term lease with Grupo de Desarrollo del Sureste, S.A. de C.V. (GDS), which will terminate on January 1, 2009. This lease allows GDS to construct and develop the airport’s air cargo terminal. In addition, we opened a retail store in Terminal 2 in August 2007. Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.
On August 20, 2007, Hurricane Dean struck the Yucatan Peninsula. Although the Merida airport was not damaged, we ceased operations at the airport as a safety precaution for the morning of August 21, resulting in the cancellation of 49 flights.

Cozumel International Airport
Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2007, 511,043 passengers traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 2.4 million and 2.5 million cruise ship visitors in 2006 and 2007, respectively. Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers. The airport’s most important points of origin and destination are Houston, Dallas and Cancun. The island of Cozumel has a population of approximately 73,193.
As part of our commercial strategy, at Cozumel International Airport’s Terminal 2 we completed an expansion of 2,218 square meters (approximately 23,900 square feet) and a remodeling of 1,132 square meters (approximately 12,200 square feet) in 2001, giving us a Terminal 2 building with a total of 9,831 square meters (approximately 105,820 square feet) of which 2,920 square meters (approximately 31,434 square feet) are for commercial use.
The airport has a commercial runway with a length of 2,700 meters (1.7 miles). The airport has one main commercial terminal with four remote boarding positions. The airport also has a general aviation building for small private aircraft.
On August 20, 2007, Hurricane Dean struck the Yucatan Peninsula. Although the Cozumel airport was not damaged, we closed the airport as a safety precaution for approximately 10 hours, resulting in the cancellation of four flights.
Villahermosa International Airport
Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of approximately 558,524. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry. During 2007, the airport served 853,792 passengers, substantially all of which arrived on domestic flights. The airport’s most important point of origin and destination is Mexico City.
The airport has one runway with a length of 2,200 meters (1.4 miles). The airport’s Terminal 2 has six remote parking positions, with three served by boarding bridges.
As a result of a modernization project carried out in 2006 the airport’s commercial aviation apron was extended by a total of 12,521 square meters (approximately 134,634 square feet), representing an increase of 87%. The terminal building was expanded from 5,463 square meters (approximately 58,741 square feet) to 9,584 square meters (approximately 103,161 square feet), representing an increase of 77%.
On October 29, 2007, the City of Villahermosa and approximately 80% of the state of Tabasco were affected by severe flooding. As a result, the Villahermosa airport was used for evacuations on November 1 and 2, 2007, and was used extensively by the military on November 3 and 4 for rescue and first aid efforts. Although the flooding did not damage the airport infrastructure, passenger traffic was adversely affected. Normal levels of passenger traffic to the airport have since been restored.

Oaxaca International Airport
Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of approximately 65,873. The airport served 514,038 passengers in 2007, most of which were domestic. The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport’s most important point of origin and destination is Mexico City.
The airport has one runway with a length of 2,450 meters (1.5 miles) and a Terminal 2 building with six remote positions. The airport also includes a general aviation building for small private airplanes with 20 positions.
Ongoing public demonstrations in the city of Oaxaca that began as a teachers’ strike adversely affected passenger traffic to Oaxaca International Airport in 2006 and during the first half of 2007. The unrest has now largely subsided, and passenger traffic has returned to normal levels.
Veracruz International Airport
Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of approximately 512,310. Veracruz is the busiest port in Mexico in terms of commercial traffic, and is the location of the country’s largest container terminal. According to the Mexican Bureau of Ports, Veracruz accounted for 13.6% of all waterborne cargo handled by Mexican ports in 2007. In 2007, the airport served 976,606 passengers. Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.
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
Huatulco International Airport
Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast. Huatulco has a population of approximately 33,194, and was developed as a tourist resort in the late 1980s. The airport served 375,930 passengers in 2007, most of which were domestic. The substantial majority of the airport’s passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic. The airport’s most important points of origin and destination are Mexico City, Monterrey and Oaxaca.

The airport has one runway with a length of 2,700 meters (1.7 miles). The airport’s Terminal 2 has five remote positions. The airport has a general aviation building for small private airplanes with eight positions.
Tapachula International Airport
Tapachula International Airport serves the city of Tapachula, which has a population of approximately 282,420 and the state of Chiapas. In 2007, the airport served 210,921 passengers, substantially all of which were domestic. The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport’s most important point of origin and destination is Mexico City.
The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one Terminal 2 with three remote boarding positions. The airport also has a general aviation building for small private aircraft with 24 boarding positions.
Minatitlan Airport
Minatitlan Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlan. The metropolitan area comprised of these three cities has a population of approximately 537,316. In 2007, the airport served 188,877 passengers. In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque. The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses. Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.
On August 21, 2006, the Ministry of Communications and Transportation declared Minatitlan Airport an international airport.
The airport has one runway with a length of 2,100 meters (1.3 miles). The airport’s main terminal (Terminal 2) has four remote parking positions. The airport has a general aviation building for small private airplanes with 30 boarding positions.
Principal Air Traffic Customers
As of December 31, 2007, 103 international airlines and 19 Mexican airlines operated flights at our nine airports (including airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.
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

Among foreign airlines, American Airlines and Continental Airlines operate the greatest number of flights to and from our airports. In 2005, American Airlines and Continental Airlines accounted for 6.1% and 5.1%, respectively, of our total revenues. In 2006, American Airlines and Continental Airlines accounted for 5.8% and 4.7%, respectively, of our revenues. In 2007, American Airlines and Continental Airlines accounted for 4.7% and 4.5%, respectively, of our revenues.
The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2005, 2006 and 2007:
Principal Air Traffic Customers

	Percentage of ASUR Revenues
	Year ended December 31,
	2005	2006	2007
Customer
Compania Mexicana de Aviacion, S.A. de C.V. (Mexicana)	10.4%	9.1%	7.1%
Aerovias de Mexico, S.A. de C.V. (Aeromexico)	5.1%	5.9%	4.9%
American Airlines	6.1%	5.8%	4.7%
Continental Airlines	5.1%	4.7%	4.5%
Consorcio Aviacsa, S.A. de C.V.	4.3%	4.2%	3.9%
Aerovias Caribe, S.A. de C.V. (Click)	3.3%	3.5%	3.6%
USA Airways Inc.	3.4%	3.0%	3.0%
Delta Airlines Inc.	2.0%	2.4%	2.5%
Aviation Support S.A. de C.V.	2.2%	2.9%	2.4%
Aviacion Comercial Especializada S.A. de C.V.	3.8%	3.0%	2.1%
Petroservicios de Mexico, S.A. de C.V.	2.1%	0.5%	0.5%
Other	52.2%	55.0%	60.8%

Total	100%	100. %	100. %

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
In October 2007, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. The bill proposes to establish an autonomous Federal Airport Services Commission which would be charged with regulating airport service providers; require the Ministry of Communications and Transportation to consult with the Competition Commission on policy decisions and the granting of concessions; allow the Ministry of Communications and Transportation to consider economic efficiency and reductions in user costs when granting airport concessions; permit the Federal Airport Services Commission to conduct auctions for take-off and landing slots at saturated airports; allow the Federal Airport Services Commission to require equal participation by investors and Mexican businesses in providing regulated services and to require airports to obtain an annual accreditation.

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
New Regulatory Agency
The Ministry of Communications and Transportation has announced that it intends to establish a new regulatory agency. This new agency is expected to be authorized to monitor our activities and those of the other new airport groups, to enforce applicable regulations and to propose amendments to concessions, to set maximum rates, to resolve disputes between concession holders and airport users (such as airlines) and to collect and distribute information relating to the airport sector. The proposal made in Mexico’s Congress in October 2007 to amend the Mexican Airport Law would establish such an agency. However, this initiative has not been approved, and no date for the establishment of this new regulatory agency has been publicly announced.

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
•	Airport Services. Airport services may be rendered only by the holder of a concession or a third party that has entered into an agreement with the concession holder to provide such services. These services include: —the use of airport runways, taxiways and aprons for landing, aircraft parking and departure, —the use of hangars, passenger walkways, transport buses and automobile parking facilities, —the provision of airport security services, rescue and firefighting services, ground traffic control, lighting and visual aids, —the general use of terminal space and other infrastructure by aircraft, passengers and cargo, and —the provision of access to an airport to third parties providing complementary services (as defined in the Mexican Airport Law) and third parties providing permanent ground transport services (such as taxis).

•	Complementary Services. Complementary services may be rendered by an airline, by the airport operator or by a third party under agreements with airlines or the airport operator. These services include: —ramp and handling services, —passenger check-in, and —aircraft security, catering, cleaning, maintenance, repair and fuel supply and related activities that provide support to air carriers.

•	Commercial Services. Commercial services involve services that are not considered essential to the operation of an airport or aircraft, and include: —the leasing of space to retailers, restaurants and banks and —advertising.
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
Each master development plan is for a fifteen-year period and is required to be updated every five years and resubmitted for approval to the Ministry of Communications and Transportation. Upon such approval, the master development plan is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder’s master development plan or upon approval by the Ministry of Communications and Transportation. Information required to be presented in the master development plan includes:
•	airport growth and development expectancies,

•	fifteen-year projections for air traffic demand (including passenger, cargo and operations),

•	construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities and equipment,

•	five-year detailed investment program and planned major investments for the following ten years,

•	probable sources of financing,

•	descriptive airport plans, and

•	environmental protection measures.

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
On December 30, 2003, the Ministry of Communications and Transportation approved our current master development plans. The current terms of the updated master development plans went into effect on January 1, 2004, and will be in effect until December 31, 2008. New master development plans are currently under review by the Ministry of Communications and Transportation.
The following table sets forth our committed investments for each airport pursuant to the terms of our current master development plans for the periods presented. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.
Committed Investments

	Year ended December 31,
	2004		2005		2006		2007		2008		Total
	(thousands of pesos)(1)
Cancun(2)	Ps.	345,651	Ps.	544,052	Ps.	818,764	Ps.	509,244	Ps.	490,081	Ps.	2,707,792
Mérida		25,915		28,513		47,596		32,091		2,388		136,503
Cozumel		10,905		70,984		12,802		16,751		11,142		122,584
Villahermosa		48,781		65,446		6,544		12,236		1,340		134,347
Oaxaca		22,125		21,763		10,554		6,816		4,969		66,227
Veracruz		25,890		21,904		11,953		11,529		1,540		72,816
Huatulco		10,105		5,608		4,106		7,013		54,084		80,916
Tapachula		20,787		4,576		9,484		8,395		825		44,067
Minatitlan		10,864		6,334		4,978		2,081		3,151		27,408

Total	Ps.	521,023	Ps.	769,180	Ps.	926,781	Ps.	606,156	Ps.	569,520	Ps.	3,392,660

(1)	Expressed in constant pesos with purchasing power as of December 31, 2007 based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	The master development plan for Cancun airport was modified in the fourth quarter of 2005 to reflect our decision to build a new terminal rather than implement extensive expansion and remodeling of existing terminals, and to reflect an accelerated timetable for the construction of a second runway once the necessary land was received from the government. The Ministry of Communications and Transportation approved the modified plan and recognized a decrease of Ps. 123 million in investments as of December 31, 2007.

Price Regulation
The Mexican Airport Law provides that the Ministry of Communications and Transportation may establish price regulations for services for which the Competition Commission determines that a competitive market does not exist. On March 9, 1999, the Competition Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the Ministry of Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to providers of complementary services in our airports. On March 19, 1999, a new regulation, the Rate Regulation, was incorporated within the terms of each of our concessions. The Rate Regulation, which became effective May 1, 1999, establishes the annual maximum rates for each of our concession holders, which is the maximum amount of revenue per work load unit (one passenger or 100 kilograms (220 pounds) of cargo) in a given year that the concession holder may earn at its airports from all regulated revenue sources.
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
All other sources of revenues at our airports are not regulated. Approximately 74.6%, 74.7% and 71.5% of our revenues in 2005, 2006 and 2007, respectively, were derived from regulated sources of revenue.
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

Current Maximum Rates
Each airport’s maximum rates from January 1, 2004 to December 31, 2008 were set by the Ministry of Communications and Transportation in December 2003, and will be determined for the next five-year period during the course of 2008.
The following table sets forth the maximum rates for each of our airports for the periods indicated. These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

	Maximum Rates(1)(2)
	Year ended December 31,
	2004		2005		2006		2007		2008

Cancun	Ps.	129.96	Ps.	128.98	Ps.	128.02	Ps.	127.05	Ps.	126.10
Merida		97.94		97.21		96.49		95.76		95.04
Cozumel		139.43		138.38		137.36		136.32		135.30
Villahermosa		113.47		112.62		111.78		110.93		110.11
Oaxaca		119.64		118.74		117.86		116.96		116.09
Veracruz		101.63		100.86		100.11		99.35		98.61
Huatulco		114.94		114.09		113.23		112.37		111.54
Tapachula		142.93		141.86		140.81		139.75		138.71
Minatitlan		121.83		120.91		120.01		119.10		118.21

(1)	Expressed in adjusted pesos as of December 31, 2007 based on the Mexican producer price index (excluding petroleum).

(2)	Our concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the five-year period ending December 31, 2008, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of .75%.
Methodology For Determining Future Maximum Rates
The Rate Regulation provides that each airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:
•	Projections for the fifteen-year period of work load units (each of which is equivalent to one passenger or 100 kilograms (220 pounds) of cargo), operating costs and expenses (excluding amortization and depreciation) related to services subject to price regulation.

•	Projections for the fifteen-year period of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the master development plans.

•	Reference values, which were established in the concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value.

•	A discount rate to be determined by the Ministry of Communications and Transportation. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the prior twenty four months plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico.

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
To the extent that such aggregate revenues per work load unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On January 1, 2008, the daily minimum wage in Mexico City was Ps.  52.59. As a result, the maximum penalty at such date could have been Ps. 2.6 million (U.S.$240,892). In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”
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
Ownership Commitments and Restrictions
The concessions require us to retain a 51% direct ownership interest in each of our nine concession holders throughout the term of these concessions. Any acquisition by us or one of our concession holders of any additional airport concessions or of a beneficial interest of 30% or more of another concession holder requires the consent of the Competition Commission. In addition, the concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.
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
The Ministry of Communications and Transportation is required to be notified upon any change in a concession holder’s chief executive officer, board of directors or management. A concession holder is also required to notify the Ministry of Communications and Transportation at least ninety days prior to the adoption of any amendment to its bylaws concerning the dissolution, corporate purpose, merger, transformation or spin-off of the concession holder.
Penalties and Termination and Revocation of Concessions and Concession Assets
The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession. On January 1, 2008, the daily minimum wage in Mexico City was Ps. 52.59. As a result, the maximum penalty at such date could have been Ps. 21.04 million (U.S.$ 1.9 million).
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
Grants of New Concessions
The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities. The Federal Competition Commission has the power, under certain circumstances, to prohibit a party from bidding, and to cancel an award after the process has concluded. In addition, the government may grant concessions without a public bidding process to the following entities:
•	parties who hold permits to operate civil aerodromes and intend to transform the aerodrome into an airport so long as (i) the proposed change is consistent with the national airport development programs and policies, (ii) the civil aerodrome has been in continuous operation for the previous five years and (iii) the permit holder complies with all requirements of the concession,

•	current concession holders when necessary to meet increased demand so long as (i) a new airport is necessary to increase existing capacity, (ii) the operation of both airports by a single concession holder is more efficient than other options, and (iii) the concession holder complies with all requirements of the concession,

•	current concession holders when it is in the public interest for their airport to be relocated,

•	entities in the federal public administration, and

•	commercial entities in which local or municipal governments have a majority equity interest if the entities’ corporate purpose is to manage, operate, develop and/or construct airports.

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

ORGANIZATIONAL STRUCTURE
The following table sets forth our consolidated subsidiaries as of December 31, 2007, including our direct and indirect ownership interest in each:

Subsidiary	Ownership Interest

Aeropuerto de Cancun, S.A. de C.V.	99.99%

Aeropuerto de Cozumel, S.A. de C.V. (1)	99.99%

Aeropuerto de Merida, S.A. de C.V.	99.99%

Aeropuerto de Huatulco, S.A. de C.V. (2)	99.99%

Aeropuerto de Oaxaca, S.A. de C.V.	99.99%

Aeropuerto de Veracruz, S.A. de C.V. (3)	99.99%

Aeropuerto de Villahermosa, S.A. de C.V.	99.99%

Aeropuerto de Tapachula, S.A. de C.V. (4)	99.99%

Aeropuerto de Minatitlan, S.A. de C.V. (5)	99.99%

Servicios Aeroportuarios del Sureste, S.A. de C.V.	99.99%

RH Asur, S.A. de C.V.	99.99%

(1)	As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has an 18.1% equity participation in this airport.

(2)	As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has a 24.2% equity participation in this airport.

(3)	As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has an 8.9% equity participation in this airport.

(4)	As of January 2005, Aeropuerto de Cancun, S.A. de C.V., has a 30.0% equity participation in this airport.

(5)	As of October 2007, Aeropuerto de Cancun, S.A. de C.V., has a 23.4% equity participation in this airport.
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

Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion should be read in conjunction with, and is entirely qualified by reference to, our consolidated financial statements and the notes to those financial statements. It does not include all of the information included in our consolidated financial statements. You should read our consolidated financial statements to gain a better understanding of our business and our historical results of operations.
Our financial statements were prepared in accordance with Mexican FRS, which differs in certain significant respects from accounting principles generally accepted in the United States of America, or “U.S. GAAP.” Note 16 to our financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us. See “—Differences between Mexican FRS and U.S. GAAP.”
Overview
We operate nine airports in the southeastern region of Mexico pursuant to concessions granted by the Mexican government. The substantial majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers. For example, in 2005, 2006 and 2007, approximately 70.8%, 70.9%, and 67.9% respectively, of our total revenues were derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.
We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are primarily affected by the passenger volume at our airports and the mix of commercial services offered at our airports. While aeronautical revenues should continue to represent a substantial majority of our future total revenues, we anticipate that the future growth of our revenues from commercial activities will eventually exceed the growth rate of our aeronautical revenues.

Recent Developments
Opening of Terminal 3 at Cancun Airport
On May 18, 2007, we began operations in the new Terminal 3 at Cancun Airport. With a total investment of approximately U.S.$100 million, Terminal 3 constitutes our most ambitious investment project to-date. Terminal 3 doubled international passenger capacity at Cancun Airport. The new building, measuring a total area of 42,000 square meters (approximately 452,084 square feet), has capacity for 84 check-in counters and 11 boarding gates with boarding bridges, as well as four remote boarding gates served by buses. The terminal features state-of-the-art passenger information systems and security equipment, including the first CT scanning system (a system that uses x-rays to form a three-dimensional model of the contents of a piece of luggage) in Mexico for all checked baggage. The terminal has 21 retail stores and a bank branch. While we expect our investment in Terminal 3 will have a positive impact on our revenues, our cost of services will also increase as a result.
Report of the Federal Competition Commission on Mexico’s Airports
On October 1, 2007, the Chairman of Federal Competition Commission (Comisión Federal de Competencia, or the “Competition Commission”) released an independent report on the competitiveness of Mexico’s airports relative to each other and to international airports. The report alleged that, between 2001 and 2007, the operating income (expressed as a percentage of total revenues) of Mexican airports was relatively high when compared with a sample of fifty international airports. In addition, the report suggested that aeronautical services charges at Mexican airports were more expensive than at most of the fifty comparison airports. The report also claimed that the operating income at Mexican airports had increased principally as a result of increased passenger traffic, rather than increases in operating efficiency. To that end, the Competition Commission Chairman’s report made the following recommendations as ways to increase efficiency at Mexican airports:
•	Make economic efficiency a basis of tariff regulation for new concessions;

•	Include commercial services income as one of the factors in determining tariffs for new concessions;

•	Strengthen the independence of the regulatory agency, and increase the transparency of airport regulation;

•	Promote greater efficiency in scheduling at saturated airports;

•	Promote greater competition between airports;

•	Eliminate Aeropuertos y Servicios Auxiliares’ (“ASA”) role as exclusive fuel service provider;

•	Eliminate barriers to entry for taxi providers at airports; and

•	Be mindful of vertical integration among airports and airlines.

The Ministry of Communications and Transportation issued a response to the Competition Commission Chairman’s report that noted, among other matters, that according to its own calculations, Mexico’s airport charges were lower than 36 of the 50 international airports against which they were compared. We also issued a joint press release along with the other two Mexican airport groups, Grupo Aeroportuario del Pacifico and Grupo Aeroportuario del Centro Norte, questioning the calculations and the comparisons drawn in the Competition Commission Chairman’s report, and stating that we are committed to participate in a comprehensive review of the report in order to demonstrate our commitment to the efficient development of the airport sector. In addition, after the Competition Commission Chairman’s report was released, a bill was introduced in Mexico’s Congress to make certain reforms to the Mexican Airport Law. Although we do not expect that the Competition Commission Chairman’s report or the bill will result in any regulatory changes in the short term, there can be no assurance that changes to the airport regulatory framework will not occur in the future. See “Item 3. Key Information — Risk Factors— Risks Related to the Regulation of Our Business.”
Mayan Riviera Airport Bidding Process
We understand that the Mexican government, acting through the Ministry of Communications and Transportation, is expected to use a public bidding process for the award of the concession for the construction, operation and management of an international airport in the Mayan Rivera in the state of Quintana Roo. This airport would be approximately 120 kilometers from our airport in Cancun and could adversely affect passenger traffic there. The bidding process is expected to take place during the second half of 2008. We have no further details regarding the expected public bidding process, including the timing or other terms, at this time. We are interested in participating in this bidding process, although there can be no assurance that we will be permitted to do so, or that we would be the winning bidder. See “Item 3. Key Information — Risk Factors—Risks Relating to Our Operations.”
Mayan Riviera Convention and Exhibition Center and Light Rail
In May 2007, we announced that we would finance preliminary feasibility studies for a convention and exhibition center and light rail system in the Mayan Riviera. Our intention is that if these projects were to proceed forward, we would be a minority investor, with the majority of the investment undertaken by local investors. Although we have financed the preliminary feasibility studies, we have not made any other commitments with respect to these projects, and there can be no assurance that we will continue pursuing them.
New Runway 2 at Cancun Airport
We began construction on a second runway at Cancun Airport in 2007, which we expect to complete in 2009.
Passenger Traffic Volume and Composition
Our principal source of revenues is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers). In 2005, 2006 and 2007, passenger charges represented 80.0%, 76.9% and 76.7% of our aeronautical services revenues and 56.7%, 54.6% and 52.0%, respectively, of our consolidated revenues. Accordingly, that the main factor affecting our results of operations is the number of passengers using our airports.

In recent years, the traffic volume of domestic passengers in our airports has increased more rapidly than the traffic volume of international passengers. In 2005, 2006 and 2007, for example, approximately 60.7%, 58.20% and 55.8%, respectively, of the passengers using our airports were international and the remaining were domestic. During 2005, 2006 and 2007, 38.1%, 35.1% and 32.8% of our total revenues were derived from passenger charges collected from international passengers. The increase in domestic passenger traffic is the result of the growth of domestic travel in Mexico, principally due to the emergence of new services from low-cost airlines.
Of our passengers traveling internationally, a majority has historically traveled on flights to or from the United States. In 2005, 2006 and 2007, for example, approximately 41.9%, 38.5% and 37.2% of the total passengers and approximately 69.0%, 66.1% and 66.7%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. As a consequence, our results of operations are substantially influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. In addition, of our passengers traveling domestically, a majority has typically traveled on flights to or from Mexico City. In 2005, 2006 and 2007, for example, approximately 84.3%, 80.6% and 71.1%, respectively, of the domestic passengers in our airports arrived or departed on flights originating in or departing to Mexico City. This trend reflects the increase in new services from low-cost airlines at a wide range of airports, including Toluca, which has emerged as an alternative point of departure for the Mexico City area. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.
Classification of Revenues and Price Regulation
For financial reporting purposes, we classify our revenues into two categories: revenues from aeronautical services and revenues from non-aeronautical services. Our revenues from aeronautical services are derived from passenger charges, landing charges, aircraft parking charges, charges for airport security services and for the use of passenger walkways. Our revenues from non-aeronautical services are associated with the leasing of space in our airports to airlines, retailers and other commercial tenants, access fees collected from third parties providing complementary services at our airports and related miscellaneous sources.
Revenues from our airports are subject to a “dual-till” price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our airports, are regulated by the Ministry of Communications and Transportation. The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services. The maximum rates for our airports have been determined for each year through December 31, 2008, and will be determined for the next five-year period during the course of 2008. In 2005, 2006 and 2007, approximately 74.6%, 74.7%, and 71.5% respectively, of our total revenues and approximately 13.7%, 12.9% and 11.3%, respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues. Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) are currently not regulated under the price regulation system established by the Ministry of Communications and Transportation.

The following table sets forth our revenues for the years ended December 31, 2005, 2006 and 2007, based on the categories of services established under the Mexican Airport Law.

	Year ended December 31,
	2005		2006		2007
	(thousands of constant pesos as of December 31, 2007, except percentages)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:

Airport Services(1)	1,661,967	74.6%	1,734,473	74.7%	1,991,745	71.5%

Non-regulated Revenues:
Access fees from non-permanent ground transportation	8,039	0.4%	9,022	0.4%	12,053	0.4%
Car parking and related access fees	35,320	1.6%	39,128	1.7%	47,557	1.7%

Other fees	3,298	0.1%	2,451	0.1%	4,198	0.2%

Complementary Services(1)	0	0.0%	0	0.0%	0	0.0%

Commercial Services	496,741	22.3%	513,140	22.1%	684,794	24.6%

Other Services	22,819	1.0%	24,910	1.0%	45,544	1.6%

Total	2,228,184	100.0%	2,323,124	100.0%	2,785,891	100.0%

(1)	Includes access fees charged to third parties providing complementary services in our airports, which are classified as non-aeronautical revenues for financial reporting purposes.
Aeronautical Revenue
The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services. See “Item 4. Regulatory Framework—Price Regulation” for a description of our maximum rates and the rate setting procedures for future periods. The maximum rates for our airports have been determined for each year through December 31, 2008. The rates for the next five-year period are currently under review by the Ministry of Communications and Transportation.

The following table sets forth our revenue from aeronautical services for the years indicated.
Aeronautical Revenue

	Year ended December 31,
	2005		2006		2007
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions of constant pesos as of December 31, 2007, except percentages and workload unit data)
Aeronautical Revenue:
Passenger charges	1,262.3	80.0%	1,267.6	76.9%	1,449.8	76.7%
Landing charges	126.0	8.0%	122.0	7.4%	133.9	7.1%
Aircraft parking charges	140.5	8.9%	203.2	12.3%	248.3	13.1%
Airport security charges	23.9	1.5%	23.6	1.5%	26.8	1.4%
Passenger walkway charges	24.6	1.6%	31.2	1.9%	32.2	1.7%

Total Aeronautical Revenue	1,577.3	100.0%	1,647.6	100.0%	1,891.0	100.0%

Other Information:
Total workload units(1)	13.8		14.3		16.7
Total aeronautical revenue per workload unit	114.3		115.2		113.2
Change in aeronautical revenue	(5.1%)		4.5%		14.8%
Change in total aeronautical revenues per workload unit(2)	(1.7%)		0.8%		(1.7%)

(1)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(2)	In each case, as compared to previous year.
Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Our current agreements with principal airline customers were scheduled to expire on December 31, 2008, but most of them (contracts accounting for 74.97% of our total passenger traffic) have already been extended beyond this date. Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements. In 2005, 2006 and 2007, passenger charges represented 80.0%, 76.9% and 76.7% of our aeronautical service revenues and 56.7%, 54.6% and 52.0%, respectively, of our consolidated revenues.
Historically, we have set our prices for regulated services at our airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future. For a discussion of risks relating to our ability to set specific prices, see “Item 3. Key Information — Risk Factors—Risks Related to Our Operations.”

As noted above, our regulated revenues at each airport are subject to a maximum rate established by the Ministry of Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing rebates or discounts to customers as price adjustments. These price adjustments or rebates constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year, both for Mexican FRS and U.S. GAAP purposes. All discounts and rebates are issued and recorded in the same year as the service is provided. In 2005, 2006 and 2007, we did not issue rebates in significant amounts.
The following table sets forth the number of passengers paying passenger charges for the years indicated.
Passengers Paying Passenger Charges

	Year ended December 31,
			% change		% change
Airport	2005	2006	2005-2006	2007	2006-2007
	(in thousands, except percentages)
Cancún	4,615.3	4,820.2	4.4%	5,630.9	16.8%
Mérida	485.6	490.0	0.9%	623.1	27.2%
Cozumel(1)	243.7	182.3	(25.2%)	253.9	39.3%
Villahermosa	359.6	359.7	0.0%	426.9	18.7%
Other	907.7	977.2	7.7%	1,137.6	16.4%

Total	6,611.9	6,829.4	3.3%	8,072.4	18.2%

(1)	The decrease in 2006 reflected the decrease in passenger volume due to Hurricane Wilma, which recovered strongly in 2007.
We earn passenger charges from each departing passenger at our airports, other than transit passengers, diplomats and infants.
Non-Aeronautical Revenue
Our revenues from non-aeronautical services are principally derived from commercial activities, such as leasing of space in our airports to airlines, leasing of space to, and collection of royalties from, third parties operating stores and providing commercial services at our airports and access fees charged to operators of automobile parking facilities and providers of complementary services, and non-commercial activities, such as leasing of space essential for the operation of airlines and access fees from non-permanent ground transportation and complementary service providers, including providers of ramp and handling services, catering, maintenance services and repair and related activities that support to air carriers. Most of our revenues from non-aeronautical services are not subject to price regulation under our dual-till price regulation system.

The following table sets forth our revenue from non-aeronautical activities for the years indicated.
Non-aeronautical Revenue

	Year ended December 31,
	2005			2006			2007
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of constant pesos as of December 31, 2007, except percentages and passenger data)

Non-aeronautical Services:
Commercial		501.8	77.1%		522.2	77.3%		687.4	76.8%
Leasing of space		490.6	75.4%		511.9	75.8%		673.3	75.2%
Access fee		8.0	1.2%		9.0	1.3%		12.1	1.4%
Other		3.2	0.5%		1.3	0.2%		2.0	0.2%
Non Commercial		149.1	22.9%		153.3	22.7%		207.5	23.2%
Leasing of space		61.5	9.5%		53.6	7.9%		58.1	6.5%
Access fee		63.2	9.7%		64.8	9.6%		79.7	8.9%
Other		24.4	3.7%		34.9	5.2%		69.7	7.8%

Total Non-aeronautical Revenue		650.9	100.0%		675.5	100.0%		894.9	100.0%

Other Information:
Total terminal passengers(1)		13.3			13.8			16.2
Non-aeronautical revenue per terminal passenger	Ps.	48.94		Ps.	48.95		Ps.	55.2
Change in non-aeronautical revenue		20.2%			3.8%			32.5%
Change in total non-aeronautical revenue per terminal passenger(2)		25.8%			0.02%			12.8%

(1)	In millions.

(2)	In each case, as compared to previous year.

Operating Costs
The following table sets forth our operating costs and certain other related information for the years indicated.
Operating Costs

	Year ended December 31,
	2005	2006		2007
	Amount	Amount	% change	Amount	% change
	(millions of constant pesos as of December 31, 2007, except percentages)
Operating Costs:
Cost of services:
Employee costs	253.4	279.7	10.4%	306.9	9.7%
Maintenance	105.5	107.8	2.2%	118.8	10.2%
Safety, security and insurance	73.7	99.2	34.6%	107.6	8.5%
Utilities	59.2	64.8	9.5%	80.9	24.8%

Other	221.5	215.0	(2.9%)	233.5	8.6%
Total cost of services	713.3	766.5	7.5%	847.8	10.6%
Technical assistance fee	71.7	73.7	2.8%	91.9	24.7%
Government concession fee	111.4	116.0	4.1%	139.3	20.0%
Depreciation and amortization:
Depreciation(1)	183.9	231.8	26.0%	288.0	24.2%
Amortization(2)	284.8	274.3	(3.7%)	252.8	(7.8%)
Total depreciation and amortization	468.7	506.1	8.0%	540.8	6.9%

Total operating costs	1,365.1	1,462.3	7.1%	1,619.7	10.8%

Other Information:

Total workload units(3)	13,788.3	14,252.9	3.4%	16,654.2	16.8%
Cost of services per workload unit	51.7	53.8	4.1%	50.9	(5.4%)
Cost of services margin(4)	32.0%	33.0%	3.1%	30.4%	(7.8%)

(1)	Reflects depreciation of fixed assets.

(2)	Reflects amortization of our concessions and recovered long-term leases (long-term third-party leases granted by our predecessor to operate commercial areas in our airports).

(3)	In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(4)	Cost of services divided by total revenues, expressed as a percentage.
Cost of Services
Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, as well as utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.
Technical Assistance Fee and Government Concession Fee
Under the technical assistance agreement, ITA provides management and consulting services and transfers technical assistance, technological and industry knowledge, as well as experience to us for a fee. Our results of operations reflect the accrual of a technical assistance fee to ITA under the technical assistance agreement. The technical assistance fee is equal to the greater of a fixed dollar amount or 5% of our consolidated earnings before comprehensive financing costs, income taxes and depreciation and amortization (determined in accordance with Mexican FRS and calculated prior to deducting the technical assistance fee). For further information on this fee, see “Item 4. Information on the Company—History and Development of the Company—Investment by ITA.” For further detail on the ITA agreement, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

We are subject to the Mexican Federal Duties Law, which requires each of our airports to pay a concession fee to the Mexican government, which is currently equal to 5% of the gross annual revenues (regulated and non-regulated) of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. The concession fee may vary on an annual basis as determined solely by the Mexican federal congress, and there can be no assurance that this fee may not increase in the future. If the Mexican federal congress increases the concession fee, we are entitled to request an increase in our maximum rates from the Ministry of Communications and Transportation; however, there can be no assurance that the Ministry of Communications and Transportation would honor our request.
Depreciation and Amortization
Our depreciation and amortization expenses primarily reflect the amortization of the investments realized in our nine concessions under our master development plans. Our current master development plans went into effect on January 1, 2004 and expire December 31, 2008. New master development plans are currently under review by the Ministry of Communications and Transportation.
Taxation
Mexican companies were generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.25% of the average tax value of virtually all of their assets (including, in our case, our concessions), less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries)). In December 2006, the Mexican authorities approved a change in the methodology used to calculated asset tax liabilities and reduced the tax rates to 1.25% from 1.8% applicable to the average tax value of virtually all of the company’s assets without reducing the average tax value of certain liabilities. In 2005, 2006 and 2007, we and our subsidiaries paid an aggregate of Ps. 146.6 million, Ps. 125.9 million and Ps. 81.9 million, respectively, in asset taxes. As a result of changes in the Mexican tax law, the asset tax balance may be recovered through rebates over the following ten years of up to 10% of the total asset tax paid out and pending recovery, provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the three previous years, whichever is lower, when the income tax exceeds asset tax in any of those years.
On October 1, 2007, a new flat rate business tax (Impuesto Empresarial a Tasa Única, or “IETU”) was approved by the Mexican government and became effective as of January 1, 2008. This law, which eliminated the asset tax and replaced it with the IETU as described below, applies to individuals and companies with permanent establishment in Mexico. Such individuals and companies are required to pay the greater of the IETU or the income tax. IETU is calculated by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter to an income determined based on cash flows. This income is determined by deducting authorized deductions (including wages, social security contributions and certain investment expenditures) from total income earned from taxable activities. IETU tax credits are deducted according to procedures established in the IETU tax law.

Beginning on October 1, 2007, based on financial and tax projections of each subsidiary which show that, with the exception of Aeropuerto de Cancún, S.A. de C.V. (Cancún Airport), the rest of our subsidiaries are expected to principally pay IETU in the future, the Company has a net write-off of Ps. 150 million, representing the cumulative deferred income taxes of these subsidiaries. In addition, as of December 31, 2007, we recognized a deferred IETU tax liability of Ps. 706.6 million and deferred IETU tax asset of Ps. 217.4 million, corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to occur in future periods in the following subsidiaries: Aeropuerto de Cozumel, S.A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V.
Because our financial and tax projections indicate that our Cancún Airport subsidiary is expected to pay income tax in the future, and since we are required to amortize the Cancun Airport investments and concession over a longer period than the related amortization for tax purposes under Mexican FRS, we expect to continue recognizing a deferred income tax liability in our financial statements as a result of the difference between the amount of the Cancun Airport investments amortization for tax and financial reporting purposes.
Employee Statutory Profit Sharing
We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. Under this regime, 10% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer. We were not required to pay employee statutory profit sharing in 2005, 2006 and 2007 because we generated tax losses in those years. On May 3, 2005, the Mexican Supreme Court ruled in a plenary session relating to four cases that net operating loss carry-forwards could not be deducted when calculating net taxable income for profit sharing liability purposes.  In light of these decisions, we have decided not to include net operating loss carry-forwards in the calculation of our profit sharing liability.
Effects of Devaluation and Inflation
The following table sets forth, for the periods indicated:
•	the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2005	2006	2007

Depreciation (appreciation) of the Mexican Peso as compared to the U.S. dollar(1)	(4.6%)	1.7%	0.96%
Mexican inflation rate(2)	3.3%	4.1%	3.76%
U.S. inflation rate(3)	3.4%	2.5%	4.1%
Increase in Mexican gross domestic product(4)	3.0%	4.8%	3.3%

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 10.6344 per U.S. dollar as of December 31, 2005, Ps. 10.8116 per U.S. dollar as of December 31, 2006 and Ps. 10.9157 per U.S. dollar as of December 31, 2007.

(2)	Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was: 116.3010 in 2005, 121.0150 in 2006 and 125.5640 in 2007.

(3)	As reported by the U.S. Department of Labor, Bureau of Statistics.

(4)	In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of February, 19, 2008.

The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:
•	Depreciation and amortization expense. We restate our non-monetary assets to give effect to inflation. The restatement of these assets in periods of high inflation increases the carrying value of these assets in pesos, which in turn increases the related depreciation expense and risk of impairments. Our airport concessions are being amortized on a straight-line basis over the life of the concession and rights acquired.

•	Passenger charges. Passenger charges for international passengers are currently denominated in dollars, while passenger charges for domestic passengers are denominated in pesos. Because Mexican FRS requires Mexican companies to restate their results of operations in prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeds the depreciation of the peso as compared to the dollar for that period, the peso value of dollar-denominated or dollar-linked revenues in the prior period will be higher than those of the current period. This effect may occur despite the fact that the amount of such revenues in dollar terms may have been greater in the current period.

•	Comprehensive financing result (cost). As required by Mexican FRS, our comprehensive financing cost reflects gains or losses from foreign exchange, gains or losses from monetary position and gains and losses from interest. As a result, it is impacted by both inflation and currency depreciation.

•	Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 60-115 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.
Following the new Mexican FRS B-10, since the cumulative inflation in Mexico measured by the NCPI in the three-year period ended December 31, 2007 was below 26%, we ceased recognizing the effects of inflation in our financial statements for the fiscal year beginning January 1, 2008.

Operating Results by Airport
The following table sets forth our results of operations for the periods indicated.

	Year Ended December 31,
	2005		2006			2007
	Airport Operating Results
	(millions of constant pesos as of December 31, 2007)
Cancun:
Revenues:
Aeronautical services	Ps.	1,144.8	Ps.	1,210.0		Ps.	1,370.4
Non-aeronautical services		524.6		547.1			737.7
Total revenues		1,669.4		1,757.1			2,108.1
Net operating income		809.5		840.9			667.3	(1)
Merida:
Revenues:
Aeronautical services		104.6		101.8			124.5
Non-aeronautical services		37.9		39.9			47.6
Total revenues		142.5		141.7			172.1
Net operating income		20.2		14.7			22.8	(1)
Villahermosa:
Revenues:
Aeronautical Services		73.5		77.6			91.0
Non Aeronautical Services		22.2		23.0			27.5
Other							12.5
Total revenues		95.7		100.6			131.0
Net operating income		27.9		17.0			42.7	(1)
Other: (3)
Revenues:
Aeronautical services		254.4		258.2			305.1
Non-aeronautical services		66.2		65.5			69.6
Total revenues		320.6		323.7			374.7
Net operating (loss) income		5.5		(11.7	)(2)		433.4	(1)
Total:
Revenues:
Aeronautical services		1,577.3		1,647.6			1,891.0
Non-aeronautical services		650.9		675.5			894.9
Total revenues		2,228.2		2,323.1			2,785.9
Net operating income		863.1		860.9			1,166.2	(1)

(1)	Reflects the results of intercompany transactions between us and our subsidiaries and among our subsidiaries. During the third quarter of 2007, we and our subsidiaries entered into an intercompany agreement that enables us to recognize results by considering our subsidiaries as one economic unit, and allows us to make corporate charges and credits to and from our subsidiaries for the purpose of establishing sufficient cash flow at each subsidiary to support such subsidiary’s respective obligations. The implementation of this strategy affects operating income results reported by individual airports but does not affect our consolidated results.

(2)	The loss in 2006 reflects the decrease in passenger volume due to Hurricane Wilma, which recovered strongly in 2007.

(3)	Reflects the results of operations of our parent holding company, or administrative services company, our airports located in Veracruz, Minatitlan, Oaxaca, Huatulco, Tapachula and Cozumel and consolidation adjustments.

Summary Historical Results of Operations
The following table sets forth our consolidated results of operations for the periods indicated.
Consolidated Operating Results

	Year Ended December 31,
	2005		2006		2007
	(thousands of constant pesos as of December 31, 2007)

Revenues:

Aeronautical services	Ps.	1,577,295	Ps.	1,647,594	Ps.	1,890,950
Non-aeronautical services		650,889		675,530		894,941
Total revenues		2,228,184		2,323,124		2,785,891
Operating Expenses:
Cost of services		(602,436)		(665,275)		(743,642)
General and administrative expenses		(110,907)		(101,156)		(104,019)
Technical assistance fee(1)		(71,721)		(73,707)		(91,945)
Government Concession fee(2)		(111,409)		(116,007)		(139,294)
Depreciation and amortization		(468,653)		(506,124)		(540,821)
Total operating expenses		(1,365,126)		(1,462,269)		(1,619,721)
Net operating income		863,058		860,855		1,166,170
Comprehensive Financing Result :
Interest income, net		110,699		103,322		106,482
Exchange (losses) gains, net		(17,417)		4,106		1,612
Loss from monetary position		(68,724)		(91,642)		(92,950)
Net comprehensive financing income		24,558		15,786		15,144
Non ordinary items(3)		(9,678)		(16,242)		(2,385)
Income before taxes		877,938		860,399		1,178,929
Provision for taxes		(269,893)		(312,432)		(656,568)
Net income		608,045		547,967		522,361
Other Operating Data (Unaudited):
Operating margin(4)		38.7%		37.1%		41.9%
Net margin(5)		27.3%		23.6%		18.8%

(1)	We are required to pay ITA a technical assistance fee based on the technical assistance agreement. This fee is described in “Item 4. Information on the Company—History and Development of the Company—Investment by ITA.”

(2)	Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder’s gross annual revenues from the use of public domain assets pursuant to the terms of its concession.

(3)	Non-ordinary items refers to restructuring and contract termination fees and loss on natural disasters. On January 1, 2007, we adopted Mexican FRS B-3,“Statement of Income” which incorporates, among other things, a new approach to classifying income and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as an ordinary expense and not as tax. Accordingly, our financial statements for 2006 and 2005 have also been reclassified to conform the current year presentation. Such reclassifications consisted of 1) Ps. 16,242 and Ps. 9,678, respectively, reclassified from extraordinary items to non-ordinary items, and 2) Ps. 3,904 and Ps. 2,557, respectively, reclassified from provision for income taxes and employees’ statutory profit sharing to general and administrative expenses.

(4)	Operating income divided by total revenues, expressed as a percentage.

(5)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006
Revenues
Total revenues for 2007 were Ps. 2,785.9 million, 19.9% higher than the Ps. 2,323.1 million recorded in 2006. The increase in total revenues resulted from an increase of 14.8% in revenues from aeronautical services and an increase of 32.5% in revenues from non-aeronautical services.
Our revenues from aeronautical services, net of rebates, increased 14.8% to Ps. 1,891.0 million in 2007 from Ps. 1,647.6 million in 2006, due primarily to the 17.8% increase in passenger volume. Revenues from passenger charges increased 14.4% to Ps. 1,449.8 million in 2007 (76.7% of our aeronautical revenues during the period) from Ps. 1,267.6 million in 2006 (76.9% of our aeronautical revenues during the period). Aeronautical revenues per workload unit decreased 1.7% from 115.2 in 2006 to 113.2 in 2007, principally because of the relative rise of domestic passenger traffic versus international passenger traffic and the relatively lower rates charged for domestic traffic.
Revenues from non-aeronautical services increased 32.5% to Ps. 894.9 million in 2007 from Ps. 675.5 million in 2006, principally due to increased passenger traffic and the opening of Terminal 3 in May 2007, which led to a 20.71% increase in revenues from duty-free shops, a 39.33% increase in food and beverage revenues, a 34.89% increase in revenues from retail stores and a 76.60% increase in other income, which consisted principally of the receipt of final payment for the lease of the Airshop restaurant at Terminal 2 of Cancun Airport and revenue from tourism services and hotel reservations providers. Increases of 66.39% in advertising revenues, 21.54% in revenues from parking lots, 25.25% in revenues from car rental companies, 9.15% in revenues from banking and currency exchange services, 2.81% in revenues from teleservices, and 33.01% in revenues from ground transportation also contributed to the increase in revenues from non-aeronautical services. Non-aeronautical revenue per terminal passenger increased 12.8%, from Ps. 48.95 per passenger to Ps. 55.2 per passenger.
Our revenues from regulated sources in 2007 were Ps. 1,991.7 million, a 14.8% increase compared to Ps. 1,734.5 million in 2006, mainly due to the increase in total passenger traffic of 17.8%. During 2007, Ps. 794.1 million of our revenues derived from non-regulated sources, a 34.9% increase from the Ps. 588.7 million of revenues derived from non-regulated sources in 2006. This increase was primarily due to the 32.5% increase in commercial revenues described above.
Operating Expenses and Operating Income
Total operating expenses were Ps. 1,619.7 million in 2007, a 10.8% increase from the Ps. 1,462.3 million recorded in 2006, primarily as a result of an 11.8% increase in cost of services, a 6.9% increase in depreciation and amortization, a 24.7% increase in technical assistance fees and a 20.1% increase in concession fee and a 2.8% increase in general and administrative expenses. As a percentage of total revenues, operating expenses decreased to 58.1% of total revenues in 2007 from 62.9% of total revenues in 2006.

Cost of services increased 11.8% to Ps. 743.6 million in 2007 from Ps. 665.3 million in 2006. The increase was principally due to higher personnel costs (particularly in information technology) associated with the implementation of internal accounting controls pursuant to the Sarbanes-Oxley Act of 2002, and the opening of Terminal 3, which resulted in increases in energy costs, security costs, insurance premiums, and maintenance expenses. In recent years, our cost of services per workload unit has decreased, from Ps. 53.8 in 2006 to Ps. 50.9 in 2007.
General and administrative expenses increased 2.8% to Ps. 104.0 million in 2007 from Ps. 101.2 million in 2006. This increase was primarily attributable to increased marketing costs related to our participation in tourism fairs during 2007 aimed at attracting new airline service to our airports.
Technical assistance fees increased by 24.7% to Ps. 91.9 million in 2007 from Ps. 73.7 million in 2006, and concession fees increased by 20.1% to Ps. 139.3 million in 2007 from Ps. 116.0 million in 2006. The technical assistance fees increased in 2007 due to the corresponding increase in our consolidated earnings before comprehensive financing costs, income taxes, and depreciation and amortization, which is the basis used to determine the technical assistance fees. The increase in government concession fees was primarily the result of increased revenues.
Depreciation and amortization costs increased by 6.9% to Ps. 540.8 million in 2007 from Ps. 506.1 million in 2006. This increase was principally due to the depreciation of investments in fixed assets and improvements made to concession assets.
Operating income increased 35.5% to Ps. 1,166.2 million in 2007 from Ps. 860.9 million in 2006. This increase in operating income was primarily a result of the 19.9% increase in revenues, which more than offset the increase in total operating expenses of 10.8%.
Operating income for Cancun Airport decreased by 20.6% to Ps. 667.3 million in 2007 from Ps. 840.9 million in 2006 primarily as a result of an intercompany agreement that we entered into in the third quarter of 2007 that enables us to recognize results by considering our subsidiaries as one economic unit, and allows us to make corporate charges and credits to and from our subsidiaries for the purpose of establishing sufficient cash flow at each subsidiary to support such subsidiary’s respective obligations. Our eight other airports, our parent holding company and our administrative services company, on an aggregate basis, reported operating income of Ps. 498.9 million in 2007 compared to operating income of Ps. 20 million in 2006. During 2007, revenues in those eight airports, our parent holding company, and the administrative services company increased 19.7% and passenger traffic volume in the other eight airports increased 20.9%, respectively, from 2006. The increase in revenues largely resulted from the increase in non-aeronautical revenues.
Comprehensive Financing Result
Our net comprehensive financing result decreased to income of Ps. 15.1 million in 2007 as compared to income of Ps. 15.8 million in 2006, primarily due to an increase in interest income in 2007, which was offset in part by a decrease in foreign exchange gains.

Income Taxes, Asset Tax and deferred flat rate business tax
As a result of changes in Mexican tax law that took effect January 1, 2008, which established the IETU and eliminated the asset tax, pursuant to Mexican Financial Reporting Standards we reviewed our deferred assets and liabilities position. As a result of this review, we had a net write-off of Ps. 150 million, representing the cumulative deferred income taxes of the subsidiaries that are expected to pay IETU in the future, and we recognized a deferred IETU tax liability of Ps. 706.6 million and deferred IETU tax asset of Ps. 217.4 million corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to occur in future periods in such subsidiaries.
Net Income
Net income declined to Ps. 522.4 million in 2007 from Ps. 548.0 million in 2006. This was mainly the result of the increase in deferred fixed rate company taxes due to the tax reforms discussed in “Operating and Financial Review and Prospects—Taxes”.
Results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005
Revenues
Total revenues for 2006 were Ps. 2,323.1 million, 4.3% higher than the Ps. 2,228.2 million recorded in 2005. The increase in total revenues resulted from an increase of 4.5% in revenues from aeronautical services and an increase of 3.8% in revenues from non-aeronautical services.
Our revenues from aeronautical services, net of rebates, increased 4.5% to Ps. 1,647.6 million in 2006 from Ps. 1,577.3 million in 2005, due primarily to the 3.4% increase in passenger volume. Revenues from passenger charges increased 0.4% to Ps. 1,267.6 million in 2006 (76.9% of our aeronautical revenues during the period) from Ps. 1,262.3 million in 2005 (80.0% of our aeronautical revenues during the period). Aeronautical revenues per workload unit increased 0.8% from 114.3 in 2005 to 115.2 in 2006.
Revenues from non-aeronautical services increased 3.8% to Ps. 675.5 million in 2006 from Ps. 650.9 million in 2005, principally due to an increase in commercial revenues resulting from the new concession contract for duty-free shops with Aldeasa, which included a one-time payment of Ps. 19.8 million. The increase in revenues from non-aeronautical services also resulted in part from an 8.51% increase in food and beverage revenues due to a one-time payment received from Hoteleria e Inmobiliaria, S.A. de C.V. for the lease of a restaurant that until June 2006 was operated directly by us, as well as a 6.27% increase in retail revenues derived from three convenience stores we have operated directly since 2005 and 11 new convenience stores at the Cancun, Merida, Villahermosa, Oaxaca and Huatulco airports operated by new commercial tenants. A 10.78% increase in revenues from parking lots, a 22.15% increase in advertising revenue, and a 10.49% increase in revenues from ground transportation also contributed to the increase in revenues from non-aeronautical services. This increase was partially offset by a 5.93% decrease in duty-free revenues as well as a 14.23% decrease in revenues from banking and currency exchange services.

Our revenues from regulated sources in 2006 were Ps. 1,734.5 million, a 4.4% increase compared to Ps. 1,662.0 million in 2005, mainly due to the increase in total passenger traffic of 3.4%. During 2006, Ps. 588.7 million of our revenues derived from non-regulated sources, a 4.0% increase from the Ps. 566.2 million of revenues derived from non-regulated sources in 2005. This increase was primarily due to the 4.1% increase in commercial revenues described above.
Operating Expenses and Operating Income
Total operating expenses were Ps. 1,462.3  million in 2006, a 7.1% increase from the Ps. 1,365.1 million recorded in 2005, primarily as a result of an 10.4% increase in cost of services, a 2.8% increase in technical assistance fees and a 4.1% increase in concession fee. These sources of increased costs were partially offset by a 8.8% decrease in general and administrative expenses and 8% increase in depreciation and amortization. As a percentage of total revenues, operating expenses increased to 62.9% of total revenues in 2006 from 61.3% of total revenues in 2005.
Cost of services increased 10.4% to Ps. 665.3 million in 2006 from Ps. 602.4 million in 2005. The increase was principally due to higher personnel costs associated with the implementation of new baggage screening procedures and an increase in insurance premiums.
General and administrative expenses decreased 8.8% to Ps. 101.2 million in 2006 from Ps. 110.9 million in 2005. This decrease was primarily attributable to a decrease in professional fees paid during the period.
Technical assistance fees increased by 2.8% to Ps. 73.7 million in 2006 from Ps. 71.7 million in 2005, and concession fees increased by 4.1% to Ps. 116.0 million in 2006 from Ps. 111.4 million in 2005. The technical assistance fees increased in 2006 due to the corresponding increase in our consolidated earnings before comprehensive financing costs, income taxes, and depreciation and amortization. The increase in the concession fee was primarily the result of increased revenues.
Depreciation and amortization costs increased by 8.0% to Ps. 506.1 million in 2006 from Ps. 468.7 million in 2005. This increase was principally due to the capitalization of investments in fixed assets and improvements made to concession assets.
Operating income decreased 0.3% to Ps. 860.9 million in 2006 from Ps. 863.1 million in 2005. This decline in operating income was primarily a result of the fact that our 4.3% increase in revenues did not fully offset the increase in total operating expenses of 7.1%.
Operating income for Cancun Airport increased by 3.9% to Ps. 840.9 million in 2006 from Ps. 809.5 million in 2005. Our eight other airports, our parent holding company and our administrative services company, on an aggregate basis, reported operating income of Ps. 20 million in 2006 compared to operating income of Ps. 53.6 million in 2005. During 2006, revenues in those eight airports, our parent holding company, and the administrative services company increased 1.2% and passenger traffic in the other eight airports increased 0.8%, respectively, from 2005. The increase in revenues largely resulted from the increase in non-aeronautical revenues.

Comprehensive Financing Result
Our net comprehensive financing result decreased to income of Ps. 15.8 million in 2006 as compared to income of Ps. 24.6 million in 2005, primarily due to a greater loss on monetary position in 2006, which was offset in part by a change from a foreign exchange loss in 2005 to a foreign exchange gain in 2006.
Income Taxes and Asset Tax
Our provision for income taxes and asset tax (all of which represented deferred income and asset taxes) increased by 15.8% to Ps. 312.4 million in 2006 from Ps. 269.9 million in 2005, primarily due to the increase in our revenues in 2006.
Net Income
Net income declined to Ps. 548.0 million in 2006 from Ps. 608.0 million in 2005. This was mainly the result of the increase in expenses, which were not fully offset by the increase in revenues for the year.
Liquidity and Capital Resources
Our operations, financing and investing activities are funded through cash flow from operations. The cash flow generated from our operations has generally been used to cover operating expenses and capital expenditures, to make dividend payments and to increase our cash balances. In addition, in 2007, 2006 and 2005 we used Ps. 231 million, Ps. 219 million and Ps. 208 million, respectively, to pay dividends. At December 31, 2007, we had Ps. 1,925.7 million in cash and marketable securities.
In 2007, we generated Ps. 1,622.6 million in resources from operating activities. Our resources used in financing activities were Ps. 320.1 million, as a result of payment of dividends of Ps. 231.2 million and Ps. 88.9 million of tax on dividends paid. Our resources used in investing activities in 2007 were Ps. 665.2 million for purchases of machinery, furniture, equipment and construction in progress related to the second runway at Cancun Airport.
In 2006, we generated Ps. 1,070.4 million in resources from operating activities. Our resources used in financing activities were Ps. 307.9 million, as a result of payment of dividends of Ps. 218.6 million and Ps. 89.3 million of tax on dividends paid, partially offset by recovered income tax on dividends paid in previous years. Our resources used in investing activities in 2006 were Ps. 1,129.9 million for the construction of the Terminal 3 building at Cancun Airport, which began operations on May 18, 2007.
In 2005, we generated Ps. 1,336.9 million in resources from operating activities. Our resources used in financing activities were Ps. 296.4 million, as a result of payment of dividends of Ps. 207.5 million and Ps. 88.9 million of tax on dividends paid. Our resources used in investing activities in 2005 were Ps. 682.5 million for purchases of machinery, furniture and equipment principally for the Cancun, Villahermosa and Merida airports.

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
On December 30, 2003, the Ministry of Communications and Transportation approved each of our master development plans. The current terms of the master development plans went into effect on January 1, 2004 and will be in effect until December 31, 2008. New master development plans are currently under review by the Ministry of Communications and Transportation.
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
Committed Investments

	Year ended December 31,
	2004		2005		2006		2007		2008		Total
	(thousands of pesos)(1)
Cancun(2)	Ps.	345,651	Ps.	544,052	Ps.	818,764	Ps.	509,244	Ps.	490,081	Ps.	2,707,792
Mérida		25,915		28,513		47,596		32,091		2,388		136,503
Cozumel		10,905		70,984		12,802		16,751		11,142		122,584
Villahermosa		48,781		65,446		6,544		12,236		1,340		134,347
Oaxaca		22,125		21,763		10,554		6,816		4,969		66,227
Veracruz		25,890		21,904		11,953		11,529		1,540		72,816
Huatulco		10,105		5,608		4,106		7,013		54,084		80,916
Tapachula		20,787		4,576		9,484		8,395		825		44,067
Minatitlan		10,864		6,334		4,978		2,081		3,151		27,408

Total	Ps.	521,023	Ps.	769,180	Ps.	926,781	Ps.	606,156	Ps.	569,520	Ps.	3,392,660

(1)	Expressed in constant pesos with purchasing power as of December 31, 2007 based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	The master development plan for Cancun airport was modified on December of 2007 to reflect our decision to build a new terminal rather than implement extensive expansion and remodeling of existing terminals and to reflect an accelerated timetable for the construction of a second runway. The Ministry of Communications and Transportation approved the modified plan and recognized a decrease of Ps. 123 million in investments as of December 31, 2007.
The following table sets forth our historical investments in the periods indicated.
Capital Expenditures

Year ended December 31,	(thousands of pesos)(1)

2005(2)	Ps.	741,887
2006		1,129,915
2007		665,160

(1)	Expressed in constant pesos with purchasing power as of December 31, 2007.

(2)	Does not include the Ps. 50.1 million in connection with the repair of Terminal 1 at the Cancun airport.
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
Rental income is recognized on terminal space that is leased through operating leases. Such leases stipulate either: fixed monthly rental fees or fees based on the greater of a minimum monthly rental fee, a specified percentage of the lessee’s monthly revenues or the number of departing passengers. Access fees and other service revenues are recognized as services are provided. All amounts are calculated and recognized on a monthly basis.
Under the Airport Law and its regulations, our revenues are classified as Airport Services, Complementary Services or Commercial Services. Airport Services consist primarily of the use of runways, taxiways and aprons for landings and departures, aircraft parking, the use of passenger walkways, security services, hangars, automobile parking facilities as well as the general use of terminal space and other infrastructure by aircraft, passengers and cargo, including the lease of space essential for the operation of airlines and complementary service providers. Complementary Services consist primarily of ramp and handling services, catering, maintenance and repair, as well as related activities to support air carriers. Revenues from access fees charged to third parties providing complementary services are classified as Airport Services. Commercial Services consist of services that are not considered essential to the operation of an airport, such as the lease of space to retailers, restaurants and banks.

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
Deferred Income Tax, Employees’ Statutory Profit Sharing, Flat Rate Business Tax and Asset Tax
Our income tax expense, employees’ statutory profit sharing and asset tax is comprised of current expenses and deferred expenses. Deferred income tax and deferred flat rate business tax represent the tax effects of temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our airport concessions, rights to use airport facilities and from non-balance sheet items such as tax loss carry-forwards and credits. Deferred employees’ statutory profit sharing is calculated in a similar manner. These temporary differences and tax loss carry-forwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding difference between the beginning and year-end balances of the recognized deferred tax assets and liabilities is recorded in earnings. Asset tax is a minimum tax that is calculated as 1.25% of the average tax value of virtually all of our assets. In 2007, we were subject to the asset tax, which may be recovered through rebates over the following ten years of up to 10% of the total asset tax paid and pending recovery, provided that this sum does not exceed the difference between the income tax paid during the period and the asset tax paid during the three previous years, whichever is lower, when the income tax exceeds asset tax in any of those years. Deferred income and flat rate tax assets, deferred employees’ statutory profit sharing assets and recoverable asset tax are not subject to valuation allowances if we estimate that there is a high probability that the assets will be realized. We have analyzed each airport on an individual basis and have recognized valuation allowances against deferred tax assets, deferred employees’ statutory profit sharing and recoverable asset tax for some of our airport subsidiaries where taxable income is not expected in the near future. We have not recognized valuation allowances against tax loss carry-forwards generated by our other airport subsidiaries, whereby taxable profits are expected, because each is taxed on an individual basis and under current tax law these tax carry-forwards can be carried forward through the term of the airport concessions or a period of ten years. As our airport concessions expire in 2048, significant management judgment concerning a number of factors, including the number of passengers we anticipate in our airports, increases in rates and inflation; changes in the discount rate and taxes is required in determining any valuation allowance.

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
Recently Issued Accounting Standards
During the last quarter of 2007, the Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera, or Mexican Commission for Research and Development of Financial Reporting Standards issued certain Financial Reporting Standards and certain Interpretations to Financial Reporting Standards (“IFRS”), which became effective on January 1, 2008, as follows:
B-2, Statement of Cash Flows, supersedes Bulletin B-12 “Statement for Changes in the Financial Position” and requires a statement of cash flows as part of a full set of financial statements in place of a statement of changes in financial position. This statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides a definition of each category. Cash flows from operating activities will be reported by directly showing major classes of operating cash receipts and payments (the direct method), or by reporting the same amount of net cash flow from operating activities indirectly by adjusting net income to reconcile it to net cash flow from operating activities (the indirect method) by removing the effects of (a) all deferrals of past operating cash receipts and accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. FRS B-2 also requires that a statement of cash flows report the reporting currency equivalent of foreign currency cash flows using the current exchange rate at the time of the cash flows; the effect of exchange rate changes on cash held in foreign currencies will be reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents. Restatement of financial statements for years provided before 2008 is not required by FRS B-2.
FRS B-10, Effects of Inflation, replaces the previous Bulletin B-10 “Recognition of the Effect of Inflation in Financial Information” and establishes standards for recognizing the effects of inflation in an entity’s financial statements as measured by changes in a general price index only, eliminating the use of any other valuation method established in the previous Bulletin B-10. FRS B-10 provides criteria for identifying both inflationary and non-inflationary environments, and provides that the effects of inflation shall be recognized in financial statements when the general price index applicable to a specific entity rises more than 26% in a cumulative three-year period. Upon adoption, FRS B-10 provides an option for the accounting treatment of the result from holding non-monetary assets recognized by an entity as accumulated other comprehensive income or loss under previous guidelines; this result may either be recycled from stockholders’ equity to income as it is realized or the outstanding balance of such result may be reclassified to retained earnings in the period in which this standard becomes effective. Pursuant to FRS Mexican B-10, since the cumulative inflation in Mexico measured by the NCPI in the three-year period ended December 31, 2007 was below 26%, the companies in the Group ceased recognizing the effects of inflation in financial statements beginning January 1, 2008. The most significant impact of this change is that the result from monetary position is not determined for 2008.

FRS B-15, Translation of Foreign Currencies, replaces the previous Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations” and introduces the concepts of accounting currency, functional currency and reporting currency. FRS B-15 sets forth procedures for translating financial statements from the accounting currency of a foreign operation into the applicable functional currency, and from the functional currency of a foreign operation into the required reporting currency. FRS B-15 also permits that an entity may present its financial statements in a reporting currency other than its functional currency. Restatement of financial statements for years provided before 2008 is not required by FRS B-15. The provisions of FRS B-15 did not have a significant effect on the Group’s consolidated financial statements.
FRS D-3, Benefits to Employees, replaces the previous Mexican GAAP Bulletin D-3 “Labor Obligations” and provides standards for recognizing those benefits granted by an entity to its employees, including direct, termination and retirement benefits, as well as other related provisions. FRS D-3 requires shorter amortization periods for items subject to be amortized, including an option to recognize in income any actuarial gain or loss, and does not require the recognition of a transition asset or liability other than benefits granted in a plan amendment (prior service cost). FRS D-3 eliminates in certain instances the recognition of an additional liability determined on the actuarial computation of retirement benefits without consideration of salary increases; consequently, a related intangible asset and an eventual stockholders’ equity adjustment derived from the recognition of this additional liability are no longer required. FRS D-3 also requires the recognition of any termination benefit costs directly in income as a provision, with no deferral of any unrecognized prior service cost or related actuarial gain or loss. Additionally, FRS D-3 recognizes the employees’ profit sharing required to be paid under certain circumstances in Mexico, as a direct benefit to employees. The provisions of FRS D-3 are not expected to have a significant effect on the Group’s consolidated financial statements.
FRS D-4, Income Taxes, replaces the previous Mexican GAAP Bulletin D-4, “Accounting for income tax, asset tax and employees’ profit sharing”, and provides additional guidance for valuation, presentation and disclosure of both current and deferred income taxes accrued for a period. FRS D-4 eliminates from its scope the accounting for employees’ profit sharing, since this line item is deemed an ordinary expense associated with benefits to employees, and therefore, under the scope of FRS D-3. FRS D-4 also recognizes the Mexican asset tax paid as a tax credit to the extent of its expected recovery. In addition, FRS D-4 requires the reclassification to retained earnings of any outstanding cumulative effect of deferred income taxes recognized in stockholders’ equity, in the period in which this standard becomes effective. The provisions of FRS D-4 did not have a significant effect on the Group’s consolidated financial statements.
IFRS 8, Effects of the Flat Rate Business Tax, became effective in October 2007, and requires a company to evaluate the effects of the IETU, the flat rate business tax that became effective in Mexico in January 2008, on its deferred income tax asset or liability position for the fourth quarter of 2007, based on projected results of operations for periods beginning in 2008. Beginning on October 1, 2007, based on financial and tax projections of each subsidiary which show that, with the exception of Aeropuerto de Cancún, S.A. de C.V. (Cancún Airport), the rest of our subsidiaries are expected to principally pay IETU in the future, the Company has a net write-off of Ps. 150 million, representing the cumulative deferred income taxes of these subsidiaries. In addition, as of December 31, 2007, we recognized a deferred IETU tax liability of Ps. 706.6 million and deferred IETU tax asset of Ps. 217.4 million, corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to occur in future periods in the following subsidiaries: Aeropuerto de Cozumel, S.A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V.

Differences between Mexican FRS and U.S. GAAP
Our financial statements are prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP. See Note 16 to our financial statements. Net income under U.S. GAAP was Ps. 487.9 million, Ps. 431.6 million and Ps. 257.3 million for the years ended December 31, 2005, 2006 and 2007, respectively.
The principal differences between Mexican FRS and U.S. GAAP as they relate to us are the treatment of the investments in our concessions and rights to use airport facilities and the related effect on deferred income taxes, the treatment of fees from leasehold agreements, impairment reversals and write-offs of asset tax recoverables. Each of these differences affects both net income and stockholders’ equity. See Note 16 to our financial statements for a discussion of these differences and the effect on our results of operation.
New U.S. Accounting Standards
We are currently evaluating the impact, if any, that the adoption of the following recently issued accounting standards will have on our financial position, result of operations and disclosures.
In December 2007, the FASB published SFAS No. 160 “Non Controlling Interests in Consolidated Financial Statements” – an amendment of ARB No. 51. This statement addresses the reporting of minority interests in the results of the parent and provides direction for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements.
SFAS No. 160 will be effective for fiscal years, and interim periods after December 15, 2008 and shall be applied prospectively.
In December 2007, the FASB published SFAS No. 141-R “Business Combinations”, which replaces SFAS No. 141. This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.
SFAS No 141-R will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008; earlier adoption is prohibited.
In February 2007 the FASB published SFAS No. 159, “The Fair Value Option for Financial Assets and Financial liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense, and does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 “Fair Value Measurements”, and SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”. SFAS No. 159 will be effective for all fiscal years beginning after November 15, 2007.
In September 2006 the FASB published SFAS No. 157 “Fair Value Measurements”, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. SFAS No. 157 was to be effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 6, 2008, the FASB issued a position paper that partially defers SFAS No. 157 for one year relating to non-financial assets and liabilities, except those items disclosed at fair value on a recurring basis.
On March 19, 2008 the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged.
Off-balance sheet arrangements
We are not party to any off-balance sheet arrangements, nor have we been involved in any such transactions in the past.
Tabular disclosure of contractual obligations

	Payments due by period (in millions of pesos)
			Less than 1					More than
Contractual Obligations	Total		year		1-3 years		3-5 years	5 years
Master Development Plan	Ps.	570	Ps.	570	Ps.		Ps.	Ps.
Purchase Obligations
Operating Lease Obligations		9		8		1
Technical Assistance Agreement(1)		92		92

Total	Ps.	671	Ps.	670	Ps.	1	Ps.	Ps.

(1)	Reflects fixed minimum amount due under the Technical Assistance Agreement. Actual amount to be paid in any year may be higher because technical assistance fees are calculated as the greater of a fixed dollar amount (subject to certain adjustments) and 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican FRS and calculated prior to deducting the technical assistance fee).
Our current master development plans went into effect on January 1, 2004 and expire December 31, 2008. New master development plans are currently under review by the Ministry of Communications and Transportation. We are unable to provide any further information as to future contractual obligations under the new master development plans until they are approved.

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
The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name	Title	Director Since
Fernando Chico Pardo(1)	Director and Chairman (also Chief Executive Officer)	April 28, 2005
Ricardo Guajardo Touche(3)	Director	February 28, 2001
Francisco Garza Zambrano(3)	Director	February 28, 2001
George J. Vojta(3)	Director	April 28, 2003
Roberto Servitje Sendra(3)	Director	April 25, 2008
Luis Chico Pardo(3)	Director	April 25, 2008
Rasmus Christiansen(2)	Director	April 27, 2007

(1)	Elected by ITA as holder of Series BB shares, with Federico Chavez Peón Mijares as Alternate.

(2)	Elected by ITA as holder of Series BB shares, with Mikael Sjørslev as Alternate.

(3)	Independent Director.
Fernando Chico Pardo. Mr. Chico Pardo is a member of our board of directors, Chairman of the Board since April 28, 2005 and our Chief Executive Officer since January 19, 2007. He is the founder and President of Promecap, S.C. since 1997. Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil, S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York) and the Latin America Representative for Mocatta Metals Corporation and the Mexico Representative for Standard Chartered Bank (London). Mr. Chico Pardo is a member of the board of directors of, among others, Grupo Financiero Inbursa, Grupo Carso, Sanborns Hermanos, Sears Roebuck de Mexico and Grupo Posadas. He is 56 years old. Mr. Chico Pardo was appointed by ITA.

Ricardo Guajardo Touche. Mr. Guajardo is a member of our board of directors. He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and General Director of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and General Director of Grupo Vamsa since 1989. He is presently a member of the board of directors of Grupo Bimbo and Almacenes Coppel, and has served on the board of directors of Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), Fomento Economico Mexicano (FEMSA), Grupo Valores de Monterrey (VAMSA), Transportacion Maritima Mexicana (TMM), Alfa and El Puerto de Liverpool. He is 60 years old. Mr. Guajardo is an independent director.
Francisco Garza Zambrano. Mr. Garza is a member of our board of directors and he has served as President of Cementos Mexicanos of Norteamerica y Trading (his current position), as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos E.U.A. He was formerly on the board of directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Camara Nacional del Cemento (CANACEM), Club Industrial, A.C. and Fundacion Mexicana para la Salud. He is 53 years old. Mr. Garza is an independent director.
George Vojta. Mr. Vojta is a member of our board of directors and has been President and Director of the Financial Services Forum since 1999. Previously, Mr. Vojta was Vice Chairman of the Board of Bankers Trust, President of Deak & Company, Chief Financial Officer of Phibro-Salomon, Inc. and Deputy Vice Chairman of Citigroup. Mr. Vojta is currently Chief Executive Officer of the Westchester Group LLC, Chairman of Wharton Financial Institutions Center and the Yale Center for Corporate Governance and Performance. He is 72 years old. Mr. Vojta is an independent director.
Roberto Servitje Sendra. Mr. Servitje is a member of our board of directors. He has been the Deputy Chief Executive Officer of Grupo Bimbo (1969), as well as the company’s Chief Executive Officer (1978) and the Executive President (1990). He is currently Chairman of the Grupo Bimbo’s board of directors (since 1994). He is also currently a member of the board of directors of FEMSA, as well as of the advisory boards of Chrysler Mexico, Grupo Altex, the School of Banking and Commerce and the Hermann International Memorial. He is 80 years old. Mr. Servitje is an independent director.
Luis Chico Pardo. Mr. Chico is a member of our board of directors. He has held positions as an Economist at the Bank of Mexico, as the Manager of the International Division at the Bank of Mexico, as the General Coordinator of the Credit Department at the Mexican Ministry of Finance, as Chief Executive Officer of Banco Mexicano, as Executive Vice-President of Banco Mexicano Somex, and as Chief Executive Officer of Banco B.C.H. He is currently a member of the board of directors of the venture capital investment firm Promecap. Mr. Chico Pardo is 68 years old. Mr. Chico is an independent director.
Rasmus Christiansen. Mr. Christiansen is a member of our board of directors and currently serves as Chief Executive Officer of Copenhagen Airports International A/S. Previously, Mr. Christiansen served as Vice President of Copenhagen Airports International A/S, Director, Development & Acquisitions of Copenhagen Airports International A/S, Director and owner of an import/export company in Hungary, Vice President of Dolce International, International Hotel Development & Operations, Chief Executive Officer of Scanticon Conference Center, Aarhus and Director of Sales of Scanticon Conference Center, Aarhus. He is 56 years old.

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
The following table lists our executive officers, their current position and their year of appointment as an executive officer:

Name	Principal Occupation	Executive Officer since

Fernando Chico Pardo*	Chief Executive Officer	January 19, 2007
Adolfo Castro Rivas*	Director of Finance (chief financial officer)	January 24, 2000
Gabriel Gurmendez Armand-Ugon	Director of Cancun Airport	November 20, 2004
Hector Navarrete Muñoz	Regional Director of Operations	January 15, 2003
Claudio Gongora Morales	General Counsel	April 19, 1999
Manuel Gutierrez Sola	Chief Commercial Officer	August 7, 2003

*	Appointed by ITA, as holder of Series BB shares.
Fernando Chico Pardo. Mr. Chico Pardo is a member of our board of directors, Chairman of the Board since April 28, 2005 and our Chief Executive Officer since January 19, 2007. He is the founder and President of Promecap, S.C. since 1997. Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil, S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York) and the Latin America Representative for Mocatta Metals Corporation and the Mexico Representative for Standard Chartered Bank (London). Mr. Chico Pardo is a member of the board of directors of, among others, Grupo Financiero Inbursa, Grupo Carso, Sanborns Hermanos, Sears Roebuck de Mexico and Grupo Posadas. He is 56 years old. Mr. Chico Pardo was appointed by ITA.
Adolfo Castro Rivas. Mr. Castro has been our Director of Finance since January 2000. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. and an auditor and consultant with Coopers & Lybrand. He is 44 years old.
Gabriel Gurmendez Armand-Ugon. Mr. Gurmendez has been the Director of Cancun International Airport since November 2004. Previously, Mr. Gurmendez was the Minister of Transportation and Public Works and the President and Director of ANTEL, the national telecommunications company of Uruguay. Mr. Gurmendez has served as the General Manager of Consorcio Aeropuertos Internacionales S.A., the private concessionaire of the International Airport of Punta del Este, Uruguay. He also acted as interim President of Uruguay’s national oil company, ANCAP, the national railway, AFE, and the national waterworks company, OSE. He is 46 years old.

Hector Navarrete Muñoz. Mr. Navarrete is the Regional Director of Airports. Previously, Mr. Navarrete was the Administrator of the Merida International Airport, Director of the Board of Culture and Tourism of the State of Yucatan, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security. He is 51 years old.
Claudio Gongora Morales. Mr. Gongora has been General Counsel since April 25, 2001. Previously, he was Sub-Director of ASUR (starting on April 19, 1999). Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compania Exploradora del Istmo, S.A. de C.V. He has been Legal Sub-Director of Comision de Fomento Minero, Legal Chief Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 56 years old.
Manuel Gutierrez Sola. Mr. Gutierrez has been our Chief Commercial Officer since August 7, 2003. Previously, since October 31, 2002, Mr. Gutierrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of ASUR’s commercial strategy. Before that, he was our Concessions Manager since December 2000. Prior to joining ASUR, Mr. Gutierrez was Chief Operations Officer of G. Accion S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V. He is 45 years old.
Share Ownership of Directors and Senior Management
With the exception of Fernando Chico Pardo (see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”), Luis Chico Pardo and Francisco Garza Zambrano, directors and senior management do not own shares of ASUR. There are no compensation arrangements under which employees may acquire capital of ASUR.
Compensation of Directors and Senior Management
Directors received Ps. 5.03 million in aggregate compensation for the year ended December 31, 2007. We paid an aggregate amount of approximately Ps. 21.3 million for the services of our executive officers, which included payments to Promecap, S.C. to pay for the services of Fernando Chico Pardo.
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

The Nominations and Compensation Committee was formed on October 12, 1999. The duties of the committee include the proposal to the general shareholders’ meeting of candidates for election to the board of directors and proposal to the board of directors of candidates for appointment as executive officers, as well as proposals to the general shareholders’ meeting regarding the removal and compensation of directors and officers. Our bylaws provide that a stockholders’ meeting will determine the number (which must be an odd number) of members of the committee. The holders of the Series B and Series BB shares, acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee are to be named by these two initial members. Members of the committee each have a term of one year. At each annual shareholders’ meeting after a public offering of our shares, the Nominations and Compensation Committee is required to present a list of at least seven candidates for election as directors for the vote of the Series B stockholders. At an ordinary stockholders’ meeting held February 28, 2001, our stockholders resolved that the Nominations and Compensation Committee be comprised of three members. The current members of the Nominations and Compensation Committee are Roberto Servitje Sendra, Rasmus Christiansen and Fernando Chico Pardo.
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
The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practice

Director Independence. Majority of board of directors must be independent. §303A.01	Pursuant to the Mexican Securities Market Law, we are required to have a board of directors composed of a maximum of twenty-one members, 25% of whom must be independent. Stockholders are required to make a determination as to the independence of our directors. Our bylaws provide that our Board of Directors must be composed of such odd number of members as determined by our shareholders at the annual meeting, which shall not be less than seven and shall be subject to the maximum limit set forth by the Mexican Securities Market Law. Currently, our board has seven members, of which five are independent under the Sarbanes-Oxley Act of 2002 and as qualified by our shareholders as provided in the Mexican Securities Market Law.

NYSE Standards	Our Corporate Governance Practice

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

• The duties of our Audit Committee include, among others, the following:

• overseeing of our internal auditing and controls systems,
• appointing and removing, and supervising our external auditor and establishing the scope of the external auditor’s duties and responsibilities,

NYSE Standards	Our Corporate Governance Practice
• ensuring compliance with our bylaws by officers and directors of the company and its subsidiaries,
• making recommendations to the Nomination and Compensation Committee with respect to the removal of directors and officers for violations of the bylaws or any other applicable legal provision,

•     overseeing compliance with the corporate governance provisions as set forth in the General Law of Business Companies (Ley General de Sociedades Mercantiles), and the Mexican Securities Market Law and protection of minority shareholder rights,

• overseeing related-party transactions, and
• preparing certain regular reports for the board of directors pursuant to the Mexican Securities Market Law and our bylaws.

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

The duties of our Audit Committee with regard to corporate practices are, among others, the following:

•     evaluating the performance of relevant officers,

•     reviewing related-party transactions, and

•     determining the total compensation package of the chief executive officer.

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

NYSE Standards	Our Corporate Governance Practice

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

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Shareholder approval is not expressly required under our bylaws for the adoption and amendment of an equity-compensation plan. No equity-compensation plans have been approved by our shareholders.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to all of our directors and executive officers, which is available to you free of charge upon request and at www.asur.com.mx. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our other officers/employees.

Employees
The following table sets forth the number of employees in various positions as of the end of 2005, 2006 and 2007.

	As of December 31,	As of December 31,	As of December 31,
	2005	2006	2007
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	72	86	84
Cancun Airport	149	193	210
Cozumel Airport	19	19	21
Huatulco Airport	18	19	19
Merida Airport	44	43	47
Minatitlan Airport	18	18	19
Oaxaca Airport	20	22	24
Tapachula Airport	21	21	23
Veracruz Airport	25	25	26
Villahermosa Airport	21	23	24

Total Administrative Employees	407	469	497

Unionized Employees(2)
Cancun Airport	112	116	122
Cozumel Airport	25	25	25
Huatulco Airport	19	19	19
Merida Airport	45	45	45
Minatitlan Airport	16	16	16
Oaxaca Airport	22	19	21
Tapachula Airport	16	16	16
Veracruz Airport	24	26	27
Villahermosa Airport	27	29	29

Total Union Employees	306	311	320

(1)	In April 2008, we transferred all of the non-unionized administrative employees employed by our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary.

(2)	In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V., a wholly-owned subsidiary.
As of December 31, 2005, 2006 and 2007, we had approximately 713, 780 and 817 employees, respectively. Of the twenty-eight administrative employees added in 2007, seventeen were hired to work in Cancun Airport.
In addition, services relating to commercial operations, cargo, baggage screening and certain airport operations are provided by third parties, using their own personnel. As of December 31, 2007 there were approximately 162 employees providing such services.
Approximately 39.2% of our employees on December 31, 2007 were members of labor unions. A significant portion of the services rendered in our airports is provided by personnel employed by third parties.
In March 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V, and in May 2008, we transferred all of our non-unionized employees from our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V. RH Asur, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V. are wholly-owned subsidiaries that provide us with administrative and personnel services.

All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers. As of April 2008, the labor relations with our employees in our airport operating subsidiaries are governed by one collective labor agreement that is negotiated by the local chapter of the union. Under applicable Mexican labor law, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. We believe that our relations with our employees are good.
Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
Tender Offer by Fernando Chico Pardo
On May 14, 2007 Agrupación Aeroportuaria Internacional II, S.A. de C.V., an entity indirectly owned and controlled by Fernando Chico Pardo, made a tender offer for the purchase in Mexico and the United States of America of up to 127,950,001 Series B shares (including Series B shares represented by ADSs), representing approximately 42.65% of the outstanding capital stock of ASUR.
Thereafter, Agrupación Aeroportuaria Internacional II, S.A. de C.V., resolved to waive the condition that it receive offers for at least 127,950,001 Series B shares and established that it would accept for purchase any number of Series B shares (including Series B shares represented by ADSs) offered for sale.
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
In connection with the tender offers, on June 18, 2007, ITA, through Bancomext, notified ASUR of its decision to convert 22,050,000 Series BB shares into 22,050,000 Series B shares. ASUR was informed that these shares were transferred to Agrupación Aeroportuaria Internacional, S.A. de C.V., an entity owned and controlled by Mr. Chico Pardo, as a result of a de-merger agreement between Mr. Chico Pardo and Copenhagen Airports.

Capital Stock Structure
The following table sets forth the current ownership of outstanding shares as of June 4, 2008, to the extent of our knowledge.

			Percentage of total
	Number of Shares		share capital
Identity of stockholder	B Shares	BB Shares	B Shares(3)	BB Shares
Agrupación Aeroportuaria Internacional II, S.A. de C.V.(2)	51,151,535	—	17.05%	—
ITA, through Bancomext (1) (2)(3)(4)	—	22,950,000	—	7.65%
Agrupación Aeroportuaria Internacional, S.A. de C.V.(1)(2)(4)(5)	22,050,000	—	7.35%	—
Public(6)	203,848,465	—	67.95%	—

(1)	Pursuant to the Share Registry Book of ASUR, the shareholders that formally appear registered as such are (a) Indeval, as depositary of 255,000,000 Series B shares, (b) Bancomext, as holder of 22,050,000 Series B shares, and (c) Bancomext, as holder of 22,950,000 Series BB shares.

(2)	Our CEO Fernando Chico Pardo owns, directly or indirectly, (a) 51% of ITA, (b) 100% of Agrupación Aeroportuaria Internacional, S.A. de C.V., and (c) 100% of Agrupación Aeroportuaria Internacional II, S.A. de C.V.

(3)	Copenhagen Airports owns 49% of the capital stock of ITA.

(4)	Through the letter of instructions dated June 18, 2007, Bancomext, as trustee of the trust created under Trust Agreement dated December 18, 1998 and holder of 45,000,000 Series BB shares, informed ASUR of its decision to convert 22,050,000 Series BB shares into 22,050,000 Series B shares.

(5)	Through the letter of instructions dated July 25, 2007, ITA, as beneficiary of the trust created under Trust Agreement dated December 18, 1998 and holder of 45,000,000 Series BB shares, instructed Bancomext to release from the trust and physically deliver to Agrupación Aeroportuaria Internacional, S.A. de C.V 22,050,000 Series B shares.

(6)	To the knowledge of the Company and based on information contained in public reports, from June 25, 2007 until June 6, 2008, Agrupación Aeroportuaria Internacional II, S.A. de C.V., a company indirectly controlled and owned by Fernando Chico Pardo purchased 15,243,600 Series “B” shares, which represent 5.08% of ASUR’s outstanding capital stock.
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
Currently, ITA is restricted from transferring any of its remaining Series BB shares. After December 18, 2008, ITA may sell in any year up to 20% of its remaining ownership interest in us represented by Series BB shares. The term of the trust will be extended for an additional fifteen years if, at the end of the initial fifteen-year term, ITA holds shares representing more than 10% of our capital stock. ITA may terminate the trust before the second fifteen-year term begins if: (i) ITA holds less than 10% of our capital stock at the end of the initial term; and (ii) the technical services agreement has been terminated. ITA is required to deposit in the trust any additional shares of our capital stock that it acquires.

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
Pursuant to the technical assistance agreement and the participation agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us. These agreements entitle ITA to propose to our board a candidate to be our chief executive officer, to appoint half our other executive officers and two members of our board of directors. These agreements also grant us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The technical assistance agreement has a fifteen-year term and is automatically renewed for additional five-year terms, unless one party provides notice of its intent not to renew within a specified period. We are required under this agreement to pay ITA an annual fee equal to the greater of a fixed dollar amount or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican FRS and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in “Item 6. Directors, Senior Management and Employees— Committees.” In 2003, 2004, 2005, 2006 and 2007, we recognized expenses of U.S.$ 4.1 million, U.S.$ 5.8 million, U.S.$ 6.2 million, U.S.$ 6.6 million and U.S.$ 8.4 million, respectively, pursuant to the technical assistance agreement plus additional expenses of approximately U.S.$ 0.3 million, U.S.$ 0.1 million, U.S.$ 0.2 million, U.S.$ 0.1 million, and U.S.$ 0.1 million, respectively.

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
We are currently involved in certain legal proceedings in which we are seeking a confirmation of our right to terminate certain lease agreements upon the expiration of their term. These proceedings include litigation involving the duty-free stores in Cancun.
The municipalities of Cancun, Cozumel, Huatulco, Merida, Minatitlan, Veracruz and Villahermosa have given us notice requesting that we pay property tax (predial) for the property on which these airports are located. However, we believe that the request to pay this tax is not in accordance with applicable law relating to property in the public domain, which includes the airports we currently operate under concessions. We filed a protective action in court against the attempt to collect the tax by the municipal treasuries in each of these cities. Our cases against the municipalities of Cancun, Cozumel, Veracruz, Oaxaca and Villahermosa were decided in our favor. The legal proceeding involving Huatulco is still in progress.
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
Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under Mexican FRS. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., is Ps. 194.04 million (which includes the required allocation corresponding to year 2007 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Dividends paid to non-resident holders with respect to our Series B shares and ADSs are not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor 1.4925 in 2004, 1.4286 in 2005, 1.4085 in 2006, 1.3889 in 2007 and 1.3889 thereafter. Corporate tax rates of 33% in 2004, 30% in 2005, 29% in 2006, 28% in 2007 and 28% thereafter are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2007, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax. Three of our subsidiaries (Cancun, Villahermosa and Merida) benefit from an injunction that reduced the rate for dividends from 47.0592% in 2005 to 32%.
As of December 31, 2007, we had no distributable earnings that were subject to corporate income tax. Until we generate such earnings subject to corporate income tax, dividends paid by us to non-resident holders of Series B shares and ADSs will be subject to the corporate-level dividend tax income discussed above.
On April 25, 2008, our stockholders approved the allocation of 5%, or Ps. 26.1 million, of our net profits for the fiscal year ended December 31, 2007 to the legal reserve fund in compliance with Mexican law. The stockholders approved the allocation of 5%, or Ps. 27.1 million, of our net profits for the fiscal year ended December 31, 2006 to the legal reserve fund on April 27, 2007, and approved the allocation of Ps. 30.1 million (5% of net income for fiscal year 2005) to the legal reserve fund on April 27, 2006.
On April 25, 2008, our stockholders approved the payment of a net ordinary cash dividend after income tax of Ps. 600 million or Ps. 2.00 per share for each outstanding Series B or BB share. This dividend was payable as of May 31, 2008. At the general stockholders’ meeting on April 27, 2007, our stockholders agreed to pay net dividends after income tax of Ps. 231.2 million or Ps. 0.77 per share. Because this dividend payment was not taken from the after-tax earnings account, it gave rise to an income tax of Ps. 88.9 million. At the general stockholders’ meeting on April 27, 2006, our stockholders agreed to pay net dividends after income tax of Ps. 218.6 million or Ps. 0.73 per share. Because this dividend payment was not taken from the after-tax earnings account, it gave rise to an income tax of Ps. 89.3 million.
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
The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars over the five most recent financial years is as follows:

Years ended	U.S.$ per ADR(1)		Pesos per Series B Share
December 31,	Low	High	Low	High

2003	15.95	17.60	18.50	19.70

2004	18.58	27.05	17.38	30.15

2005	24.35	41.79	28.10	45.00

2006
First Quarter	28.93	35.19	30.56	37.00
Second Quarter	30.60	39.66	35.00	43.80
Third Quarter	30.40	38.37	29.00	42.50
Fourth Quarter	36.85	45.16	39.90	49.29

2007
First Quarter	41.07	49.41	45.80	54.50
Second Quarter	47.26	55.64	52.00	59.99
Third Quarter	42.18	56.17	47.09	59.60
Fourth Quarter	49.51	62.79	54.19	67.17

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
December 2007	56.77	62.60	61.80	67.16
January 2008	51.58	62.89	57.07	68.30
February 2008	51.25	56.15	55.30	60.40
March 2008	49.35	57.16	53.00	61.00
April 2008	55.27	63.54	58.36	67.38
May 2008	47.42	57.35	49.10	61.00
June 2008 (2)	49.72	51.99	51.34	53.34

(1)	10 Series B shares per ADR.

(2)	Through June 18, 2008.
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
As of December 31, 2007, 125 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2007, the ten most actively traded equity issues (excluding banks) represented approximately 71% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico.
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
Purposes
The purposes of our company include the following:
•	to acquire shares, ownership or other interests in companies engaged in the management, operation, including providing airport, complementary and commercial services, construction and/or use of civil aerodromes and in accordance with the Mexican Airport Law and its regulations, as well as to hold capital stock in companies that provide any other type of services and to vote the shares of any such companies; to sell, transfer or dispose of any such shares or ownership interests or other securities allowed by law;
•	to receive and to provide the services as required to carry out our corporate purposes, including, without limitation, technical consulting services in the industrial, administrative, accounting, marketing or finance fields, in connection with the management, operation, construction and/or utilization of airports;
•	to request and obtain concessions and permits for the management, operation, construction and/or utilization of airports, as well as for providing any other services necessary for the use of such airports and for carrying out any activity which supports and is related with such purpose;
•	to obtain, acquire, use, license or dispose of all types of patents, certificates of invention, registered trademarks, trade names, copyright or rights with regard thereto, whether in Mexico or abroad;
•	to obtain all types of loans or credits, with or without specific guarantee, and to grant loans, in each case, in the ordinary course of business of the Company;
•	to grant any kind of guaranty and security on issued negotiable instruments or obligations assumed by the Company or by companies in which the Company may hold ownership interests, in each case, in the ordinary course of business of the Company;
•	to issue any unsubscribed shares of our capital stock to be kept in our treasury in order to be delivered upon subscription thereof, as well as to execute option agreements that grant to third parties the right to subscribe and pay for our shares;
•	to hold, possess, sell, transfer, dispose of or lease any assets, or real or personal property that may be necessary or convenient to carry out our corporate purposes; and
•	generally, to carry out and perform all actions, agreements and related, incidental or ancillary transactions in furtherance of the above-mentioned purposes.

Directors
Our bylaws provide that our board of directors will have such odd number of members as determined by the shareholders’ meeting, which number shall not be less than seven and shall be subject to the maximum limit set forth by the Securities Market Law.
Each person (or group of persons acting together) holding 10% of our capital stock in the form of Series B shares is entitled to elect one director. The shareholders of Series BB shares will have the right to appoint two members and their respective alternates. The remaining positions on the board of directors will be filled based on the vote of all holders of Series B shares, including those Series B holders that were entitled to elect a director by virtue of their owning 10% of our capital stock. The candidates to be considered for election as directors by the Series B stockholders will be proposed to the stockholders’ meeting by the Nominations and Compensation Committee. All directors are elected based on a simple majority of the votes cast at the relevant stockholders’ meeting. Our bylaws do not currently require mandatory retirement of directors after they reach a certain age. The compensation of our directors is proposed by the Nominations and Compensation Committee to all of our stockholders at stockholders’ meetings for their approval.
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
Authority of the Board of Directors
The powers of the board include, without limitation, the power:
•	to participate in our strategic planning decisions,
•	to authorize changes in our policies regarding financial structure, products, market development and organization,
•	to oversee compliance with general corporate practices, our bylaws and the minority rights set forth thereunder,
•	to call for stockholders’ meetings and act on their resolutions,
•	to create special committees and grant them the powers and authority it sees fit, provided that said committees will not be vested with the authorities which by law or under our bylaws are expressly reserved for the stockholders or the board of directors,
•	to determine how to vote the shares held by us in our subsidiaries,

•	to appoint our chief executive officer from among the candidates proposed by the members of the Board of Directors appointed by the Series BB shareholders, and to appoint those officers other than those designated by the Series BB directors or the Operating Committee, and
•	to approve, upon proposal by the Operating Committee: (i) our annual budget and that of our subsidiaries; and (ii) the master development plan and any amendments thereto for each of the airports to be submitted to the Ministry of Communications and Transportation.
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
Resolutions at board meetings with respect to any of the issues listed below will be valid only if approved by the members of the board of directors elected by the holders of the Series BB shares:
•	approval of our financial statements and those of our subsidiaries and their submission to the stockholders’ meeting,
•	approval of the five-year master development plans for each of the airports operated by our subsidiaries,
•	annual approval of the business plan and the investment budget,
•	approval of capital investments not considered in the approved annual budget for each fiscal year,
•	approval of any sale of assets having, individually or jointly, a value exceeding the lower of (i) U.S.$5.0 million, or (ii) 5% of the consolidated assets of the Company, but which does not exceed 20% of the consolidated assets of the Company,
•	incurrence of any indebtedness, whether by means of direct loans or financial leases, in an amount greater than the lower of (i) U.S.$5.0 million, or (ii) 5% of the consolidated assets of the Company, but which does not exceed 20% of the consolidated assets of the Company,
•	determine the manner in which the company shall vote its shares at the shareholders meeting of its subsidiaries, taking into consideration the proposal of the Operating Committee,
•	proposal to increase our capital or that of our subsidiaries,
•	approval of any sale of shares of the capital stock of our subsidiaries,
•	approval of any purchase or sale of shares or interests in any company, except for: (a) the acquisition of shares and/or securities issued by investment companies, and (b) the acquisition of securities through investment companies (mutual funds),

•	approval or amendment of our management structure,
•	creation of new committees, delegation of powers to the same and changes to the powers of any existing committee,
•	approval of our dividend policy and the application of the Company’s profits and its submission to the stockholders’ meeting, and
•	appointment of the chief executive officer from among the candidates proposed by the members of the board of directors appointed by the Series BB shareholders.
Powers of Series BB Directors
The Series BB directors are entitled to:
•	present to the board of directors the name or names of candidates for appointment as chief executive officer,
•	remove the chief executive officer,
•	appoint and remove half of our executive officers,
•	appoint two members of the Operating Committee and their substitutes, and at least one member of the Acquisitions and Contracts Committee and his or her substitute, and
•	determine the composition of the Operating Committee.
Our Capital Stock
The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of June 19, 2008:
Capital Stock

	Authorized		Issued and outstanding

Fixed capital stock:

Series B shares	277,050,000	*	277,050,000	*
Series BB shares	22,950,000	*	22,950,000	*

Variable capital stock:

Series B shares	—		—
Series BB shares	—		—

*	After giving effect to the conversion by ITA of 22,050,000 Series BB shares into 22,050,000 Series B shares in June 2007.
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

Stockholders’ meetings are required to be held in our corporate domicile, which is Mexico City. Calls for stockholders’ meetings must be made by the Chairman, the Secretary or any two members of the board of directors. Any stockholder or group of stockholders representing at least 10% of our capital stock has the right to request that the board of directors call a stockholders’ meeting to discuss the matters indicated in the relevant request. If the board of directors fails to call a meeting within fifteen calendar days following receipt of the request, the stockholder or group of stockholders representing at least 10% of our capital stock may request that the call be made by a competent court.
Calls for stockholders’ meetings must be published in the official gazette of the federation or in one newspaper of general circulation in Mexico at least fifteen calendar days prior to the date of the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Calls must be signed by whoever makes them, provided that calls made by the board of directors must be signed by the Chairman, the Secretary or a special delegate appointed by the board of directors for that purpose. Stockholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.
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
Right of Withdrawal
Any stockholder having voted against a resolution validly adopted at a meeting of our stockholders with respect to (i) a change in our corporate purpose or nationality, (ii) a change of corporate form, (iii) a merger involving us in which we are not the surviving entity or the dilution of its capital stock by more than 10%, or (iv) a spin-off, may request redemption of its shares, provided that the relevant request is filed with us within fifteen days following the holding of the relevant stockholders’ meeting. The redemption of the stockholders’ shares will be effected at the lower of (a) 95% of the average trading price determined on the closing prices of our shares over the last thirty days on which trading in our shares took place prior to the date on which the relevant resolution becomes effective, during a period not longer than six months, or (b) the book value of the shares in accordance with our most recent audited financial statements approved by our stockholders’ meeting. Pursuant to our bylaws, our stockholders have waived the right to redeem their variable capital contributions as provided in the Mexican General Law of Business Corporations.

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

Registration and Transfer
Our shares are registered with the Mexican Securities Registry, as required under the Securities Market Law and regulations issued by the Mexican Banking and Securities Commission. In the event of cancellation of ASUR’s registration with the Mexican Securities Registry, ASUR will be required to make a public offer to purchase all outstanding shares, prior to such cancellation. Notwithstanding the foregoing, ASUR may be exempted from making the public offer if (i) at least 95% of stockholders agree not to make the public offer, (ii) the amount of the public offer is greater than 300,000 investment units (unidades de inversion or UDIS), and (iii) enough resources are transferred to a trust with a minimum term of six months specifically created for purposes of purchasing, at the same price of the offer, the shares of the stockholders that do not tender their shares. Unless the Mexican Banking and Securities Commission authorizes otherwise, the public offer price shall be the higher of the weighted average trade price (based on volume) for our shares during the thirty prior days on which shares may have been quoted prior to the commencement of the public offer during a period not longer than six months; in the event the number of days on which shares may have been quoted during such period is shorter than thirty, the days on which the shares were effectively quoted shall be taken into consideration; or if no shares traded during such period, the book value (valor contable) of the shares as calculated in accordance with the most recent quarterly report submitted to the Mexican Banking and Securities Commission and to the Mexican Stock Exchange. Any amendments to the foregoing provisions included in our bylaws require the prior approval of the Mexican Banking and Securities Commission and the resolution of the extraordinary stockholders’ meeting adopted by a minimum voting quorum of 95% of our outstanding capital stock.
Series BB shares may only be transferred after conversion into Series B shares, and are subject to the following rules:
•	Except with the prior authorization by the Ministry of Communications and Transportation, ITA is required to retain its interest in the Series BB shares through December 18, 2008.
•	After December 18, 2008, ITA may sell in any year up to 20% of its interest in the Series BB shares.
•	If ITA owns Series BB shares that represent less than 7.65% of our capital stock after December 18, 2013, those remaining Series BB shares must be converted into freely transferable Series B shares.
•	If ITA owns Series BB shares representing at least 7.65% of our capital stock after December 18, 2013, those Series BB shares may be converted into Series B shares, provided the holders of at least 51% of Series B shares (other than shares held by ITA and any of its “related persons”) approve such conversion and vote against renewal of the technical assistance agreement.

For purposes of our bylaws, a “related person” means any of the following:
•	persons that have control or significant influence in an entity that forms part of the corporate group or consortium to which the company belongs, as well as the directors, managers or relevant officers of the entities that form part of such group or consortium,
•	persons that have executive authority in an entity that forms part of a corporate group or consortium to which the company belongs,
•	the spouse, common-law spouse, blood or civil-law relatives up to the fourth degree or in-laws up to the third degree, of any individuals that fall into any of the categories described above, as well as the partners, owners and co-owners of the entities mentioned above with whom they have a business relationship,
•	entities that are part of the corporate group or consortium to which the company belongs,
•	entities over which any of the persons referred to in the first three bullets above exercise control or significant influence,
•	in the case of ASUR, ITA, and
•	in the case of ITA, its stockholders and their related persons.
For purposes of our bylaws, “control” of a person means the ability of a person or group of persons to do any of the following:
•	directly or indirectly impose decisions in general shareholders’ or owners’ meetings or any equivalent body or appoint or remove the majority of board members or managers of an entity,
•	hold the rights that directly or indirectly allow the voting of over 50% of the capital of an entity, or
•	directly or indirectly direct the management, strategy or principal policies of an entity, whether through the ownership of securities, under contract or otherwise.
Stockholder Ownership Restrictions and Antitakeover Protection
Ownership Restrictions
Holders of our shares are subject to the following restrictions:
•	subject to the tender offer procedures described below, holders of Series B shares, either individually or together with their related persons, will have no ownership limitation whatsoever with regard to the shares representing such series;
•	Series BB shares may represent no more than 15% of our outstanding capital stock;
•	subject to the tender offer procedures described below, holders of Series BB shares, either individually or together with their related persons, may also own Series B shares without limitation,

Any amendment to the above provisions requires the vote of shares representing 85% of our capital stock.
•	no more than 5% of our outstanding capital stock may be owned by air carriers; and
•	foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock.
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
•	The offer must include both of our series of shares, and the consideration offered per share must be the same, regardless of the class or type of share.
•	If the offeror intends to obtain control of the company, the offer must be for 100% of our capital stock, and if the offer does not imply obtaining control, then the offer must be for at least 10% of our capital stock.
•	The offer must indicate the maximum number of shares it covers and, if applicable, the minimum number of shares on which the offer is conditioned.
•	The offer may not provide any consideration that implies a bonus or higher price to the amount of the offer in favor of any person or group of persons related to the offeree (not including agreements that have been approved by our board of directors of the company, taking into account the opinion of our Auditing Committee, and have been disclosed to the investing public).
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
For the purposes of the above, the following rules and procedures will apply under Mexican law and our bylaws:
•	The offeror must inform us, through the board of directors, of the terms and conditions of the offer it intends to make by sending a notice to our board of directors.
•	Immediately after it receives the notice, our board of directors must provide to the Mexican Stock Exchange a notice of applicable legal provisions, and make it available to all our shareholders.

•	Our board of directors must prepare, considering the opinion of the Audit Committee, its opinion with regard to the price or consideration offered, any other terms and conditions of the offer and conflicts of interest, if any, that each member of the board of directors may have with respect to the offer. This opinion may include the opinion of an independent expert retained by our board.
•	Our board of directors will provide this opinion to the investing public through the Mexican Stock Exchange within three months after receipt of the offer notice, at the latest.
•	The members of our board of directors and our chief executive officer of the company must disclose to the investing public, along with the opinions mentioned above, as applicable, the decision they will take in connection with their own shares.
•	If our board approves the terms and conditions of any offer, the offeror must obtain prior authorization from the Ministry of Communications and Transportation for the “change of control” prior to the commencing the public offer. See “Item 4. Information on the Company—Regulatory Framework—Reporting, Information and Consent Requirements.”
•	For purposes of the preceding item exclusively, and in accordance with the provisions of Article 23 of the Mexican Airport Law, a person or group of persons shall be deemed to have control when it owns 35% or more of the capital stock of the company, has control of the general shareholders’ meetings, or is able to appoint the majority of the members in charge of management or otherwise control the company.
•	If the holders of the Series BB shares express their interest in accepting an offer (which does not imply any obligation on their part to participate in such offer), the launching of the offer shall be conditioned upon obtaining prior authorizations from the Ministry of Communications and Transportation, including those relating to the transfer of the Series BB shares and the replacement of ITA in its capacity as strategic partner under the technical assistance and participation agreements.
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
Share Repurchases
We may acquire, with prior agreement from the Board of Directors, the shares representing its capital stock or negotiable instruments that represent such shares, subject to the following conditions:
•	The acquisition is carried out in the Mexican Stock Exchange.
•	The acquisition and sale on the Mexican Stock Exchange is made at market price (except when dealing with public offerings or auctions authorized by the National Banking and Securities Commission).
•	If the acquisition is charged against working capital, the shares may be kept by us without need of making a reduction of capital stock. Otherwise, if the acquisition is charged against the capital stock, the shares will be converted into unsubscribed shares kept in our treasury, without need of a resolution by the shareholders’ meeting.
•	The company must announce the amount of the subscribed and paid-in capital when the amount of the authorized capital represented by the issued and unsubscribed shares is publicly announced.
•	The general ordinary shareholders meeting will expressly determine for each fiscal year the maximum amount of resources that we may use to purchase our own shares or negotiable instruments that represent such shares, with the only limitation that the sum or total of the resources that may be used for such purpose may not exceed, at any time, the total balance of the net profits of the company, including retained profits.
•	We are up to date in the payment of the obligations derived from debt instruments issued and registered in the National Securities Registry that we may have issued.
•	The shares of the company and the negotiable instruments that represent such shares that belong to us or, if any, the shares issued and not subscribed that are kept in the treasury, may be placed among the investing public without requiring a resolution from the shareholders’ meeting or the board of directors. For the purposes of this paragraph, the provisions of Article 132 of the General Law of Business Entities will not apply.

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

In accordance with the provisions of the Securities Market Law, the responsibility to indemnify for the damages and losses caused to the Company due to any lack of diligence of the members of the Board of Directors, or its Secretary or Alternate Secretary, regarding any actions or decisions of the Board of Directors or any failure of the Board to act or make a decision because the Board could not legally meet, and in general for any lack of diligence, shall not, individually or in the aggregate, exceed the amount equivalent to the total of net fees received by such individuals from the Company during the prior twelve months. Notwithstanding the foregoing, the limitation on the indemnification amount as set forth in this paragraph shall not be applicable in the event of fraud, willful misconduct, or illegal acts under the Securities Market Law and other laws.
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
Information to Stockholders
The Mexican Securities Market Law establishes that our Board of Directors must present the following reports at the annual stockholder’s meeting:
•	the report prepared by the Audit Committee,
•	the report prepared by our Chief Executive Officer pursuant to the Mexican General Law on Business Corporations which includes (i) a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects, (ii) a statement of the financial condition of the company at the end of the fiscal year, (iii) a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year, and (iv) notes which are required to complete or clarify the above mentioned information,
•	the Board’s opinion on the report prepared by our Chief Executive Officer as set forth above, and
•	a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information.
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
MATERIAL CONTRACTS
Our subsidiaries are parties to the airport concessions granted by the Ministry of Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “—Sources of Regulation” and “—Scope of Concessions and General Obligations of Concession Holders” under “Item 4. Regulatory Framework.”
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
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States, and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the years in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year.
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
Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the Series B shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the twelve-month period preceding such sale or other disposition.
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
Foreign Currency Exchange Rate Risk
Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2005, 2006 and 2007, approximately 38.1%, 35.1% and 32.8%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 0.96% depreciation of the peso compared to the U.S. dollar as of December 31, 2007, we estimate that our revenues would have decreased by Ps. 1.5 million.
As of December 31, 2005, 2006 and 2007, 13.9%, 8.22% and 9.30%, respectively, of our cash and marketable securities were denominated in dollars. Based upon a 0.96% depreciation of the peso compared to the U.S. dollar as of December 31, 2007, we estimate that the value of our cash and marketable securities would have increased by Ps. 0.98 million.
We did not have any foreign currency indebtedness at December 31, 2005, 2006 and 2007. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.
At December 31, 2005, 2006 and 2007, we did not have any outstanding forward foreign exchange contracts.
Item 12. Description of Securities Other Than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2007 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We conducted an assessment of the effectiveness as of December 31, 2007 of our internal controls over financial reporting using the criteria set for in the “Internal Control – Integrated Framework” published by the Committee of Sponsoring Organisations of the Treadway Commission.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.
Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

PricewaterhouseCoopers, the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, as stated in the report included herein.
Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C. Principal Accountant Fees and Services
Audit and Non-Audit Fees
The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006	2007
	(thousands of pesos)
Audit fees	5,467	8,725
Audit-related fees	—	—
Tax fees	38	187
Other fees	4,446	37

Total fees	9,951	9,286

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers in connection with the audit of our annual financial statements and the review of our interim financial statements.
Tax fees in the above table are fees billed by PricewaterhouseCoopers for tax compliance.

Other fees in the above table are fees billed by PricewaterhouseCoopers in 2007 for compliance with the Sarbanes-Oxley Act of 2002.
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

	(c) Total		(c) Total number of shares
	number of	(b) Average	purchased as part of	(d) Maximum number of shares
	shares	price paid per	publicly announced plans or	that may yet be purchased under
	purchased	share in Pesos	programs	the plans or programs
2006
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—

2006 Total	—	—	—	—

2007
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—

2007 Total	—	—	—	—

On April 25, 2008, our stockholders approved a decrease of Ps. 337.1 million to the share repurchase reserve account, resulting in a total share repurchase reserve account of Ps. 678.9 million.

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
See pages F-1 through F-42, incorporated herein by reference. The following is an index to the financial statements:
Consolidated Financial Statements for Grupo Aeroportuario del Sureste, S.A.B. de C.V. and Subsidiaries

Item 19. Exhibits
Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company (incorporated by reference to our Form 20-F/A filed on July 31, 2007).

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

3.2
Amendment dated May 15, 2007 to the Trust Agreement dated November 18, 1998 among the Company, ITA and Bancomext, English translation (incorporated by reference to our Form 20-F/A filed on July 31, 2007).

4.1
Amended and Restated Cancun Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

4.2
Participation Agreement among the Company, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C. (“NAFIN”), Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructuras de Transporte, S.A., Groupe GTM, S.A., Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. (“ITA”), Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”) and ASA, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

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

Exhibit No.	Description

4.4
Second Amendment dated April 30, 2007 to the Participation Agreement dated December 18, 1998 among the Company, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructuras de Transporte, S.A., Groupe GTM, S.A., ITA, Bancomext, ASA and Fernando Chico Pardo, English translation (incorporated by reference to our Form 20-F/A filed on July 31, 2007).

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

4.6
Amendment, dated January 1, 2008 to the Technical Assistance and Transfer of Technology Agreement among the Company, Grupo Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Copenhagen Airports, Fernando Gerardo Chico Pardo and ITA.

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

GRUPO AEROPORTUARIO DEL SURESTE,
S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2006 AND 2007

F-1

GRUPO AEROPORTUARIO DEL SURESTE,
S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2006 AND 2007

F-2

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Grupo Aeroportuario del Sureste, S. A. B. de C. V., and its subsidiaries:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income , of changes in stockholder’s equity and of changes in financial position present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their changes in the consolidated financial position for each of the three years for the periods ended December 31, 2007, 2006 and 2005 in conformity with Mexican Financial Reporting Standards, as adopted by Mexico (MFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these consolidated financial statements and on the Company’s internal control over financial reporting based on our integrated audits for the years 2007 and 2006. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
MFRS vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in Note 16 to the above consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company were being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers
Mexico City, June 13, 2008

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2007)

	2006		2007
ASSETS
Current assets:
Cash and marketable securities	Ps.	1,288,353	Ps.	1,925,697
Trade and other receivables, net (Note 3)		244,395		279,415
Recoverable taxes and other current assets		169,616		328,498

Total current assets		1,702,364		2,533,610

Improvements to concessioned assets, land, machinery, furniture and equipment, net of accumulated depreciation of Ps. 554,668 and Ps. 811,736, respectively (Note 4)		3,267,744		3,670,223
Direct commercial operations rights, net of accumulated amortization of Ps.43,018 and Ps.59,400, respectively		43,457		26,931
Airport concessions, net of accumulated amortization of Ps.2,066,983 and Ps.2,271,861, respectively (Notes 5 and 6)		8,242,778		8,037,900
Rights to use airport facilities, net of accumulated amortization of Ps.710,812 and Ps.767,736, respectively (Notes 5 and 6)		2,246,711		2,189,975
Deferred Flat Rate Business Tax — Asset (Note 11)		—		217,442

Total assets	Ps.	15,503,054	Ps.	16,676,081

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	Ps.	6,479	Ps.	17,073
Accrued expenses and other payables (Note 7)		248,085		299,929

Total current liabilities		254,564		317,002

Seniority premiums		7,793		8,494
Deferred income tax and employees’ statutory profit Sharing (Note 11)		937,409		1,138,475
Deferred Flat Rate Business Tax — Liability (Note 11)		—		706,583

Total liabilities		1,199,766		2,170,554

Commitments and contingencies (Note 14)

Stockholders’ equity (Note 8):
Capital stock		12,799,204		12,799,204
Legal reserve		140,786		167,926
Reserve for repurchase of stock		808,964		—
Retained earnings		554,334		1,538,397

Total stockholders’ equity		14,303,288		14,505,527

Total liabilities and stockholders’ equity	Ps.	15,503,054	Ps.	16,676,081

The sixteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on April 18, 2008, by the executive that signed completely these consolidated financial statements and its notes.

C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Expressed in thousands of Mexican Pesos in purchasing power as of
December 31, 2007, except per share amounts)

	For the years
	ended December 31,
	2005		2006		2007
REVENUES:
Aeronautical services	Ps.	1,577,295	Ps.	1,647,594	Ps.	1,890,950
Non-aeronautical services		650,889		675,530		894,941

Total revenues		2,228,184		2,323,124		2,785,891

OPERATING EXPENSES:
Cost of services, excluding depreciation and amortization		602,436		665,275		743,642
Technical assistance fee		71,721		73,707		91,945
Government concession fee		111,409		116,007		139,294
General and administrative expenses		110,907		101,156		104,019
Depreciation and amortization		468,653		506,124		540,821

		1,365,126		1,462,269		1,619,721

COMPREHENSIVE FINANCING RESULT:
Interest income, net		110,699		103,322		106,482
Exchange (losses) gains, net		(17,417)		4,106		1,612
Loss from monetary position		(68,724)		(91,642)		(92,950)

Net comprehensive financing income		24,558		15,786		15,144

Non ordinary items, net of deferred income Ps. 3,904 and Ps.2,557 in 2005 and 2006, respectively (Note 1)		(9,678)		(16,242)		(2,385)

Income before taxes		877,938		860,399		1,178,929

Provisions for (Note 11):
Asset tax		23,349		44,935		21,899
Income tax		246,544		267,497		145,528
Deferred flat rate business tax		—		—		489,141

Net income	Ps.	608,045	Ps.	547,967	Ps.	522,361

Earnings per share (Note 8)	Ps.	2.03	Ps.	1.83	Ps.	1.74

The sixteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on April 18, 2008, by the executive that signed completely these consolidated financial statements and its notes.

C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED ON DECEMBER 31, 2005, 2006 AND 2007
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2007)

					Reserve for				Total
	Capital		Legal		repurchase		Retained		stockholders’
	stock		reserve		of stock		earnings		equity

Balance at December 31, 2004	Ps.	12,799,204	Ps.	76,845	Ps.	178,411	Ps.	697,123	Ps.	13,751,583

Transfer to legal reserve				33,860				(33,860)		—
Transfer to reserve for repurchase of stock						366,821		(366,821)		—
Dividends paid								(207,507)		(207,507)
Income tax paid on dividends								(88,935)		(88,935)
Comprehensive income								608,045		608,045

Balance at December 31, 2005		12,799,204		110,705		545,232		608,045		14,063,186
Transfer to legal reserve				30,081				(30,081)		—
Transfer to reserve for repurchase of stock						263,732		(263,732)		—
Dividends paid								(218,582)		(218,582)
Income tax paid on dividends								(89,283)		(89,283)
Comprehensive income								547,967		547,967

Balance at December 31, 2006		12,799,204		140,786		808,964		554,334		14,303,288

Transfer to legal reserve				27,140				(27,140)		—
Transfer to reserve for repurchase of stock						194,464		(194,464)		—
Reserve for repurchase of Stock cancellation						(1,003,428)		1,003,428		—
Dividends paid								(231,249)		(231,249)
Income tax paid on dividends								(88,873)		(88,873)
Comprehensive income								522,361		522,361

Balance at December 31, 2007	Ps.	12,799,204	Ps.	167,926	Ps.	—	Ps.	1,538,397	Ps.	14,505,527

The sixteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on April 18, 2008, by the executive that signed completely these consolidated financial statements and its notes.

C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2007)

	For the years
	ended December 31,
	2005		2006		2007
Operating activities:

Net income	Ps.	608,045	Ps.	547,967	Ps.	522,361
Adjustments to reconcile net income to resources provided by (used in) operating activities:
Depreciation and amortization		468,653		506,124		540,821
Deferred income tax		230,731		267,497		80,890
Deferred flat rate business tax						489,141
Changes in operating assets and liabilities:
Trade receivables		61,061		(68,614)		(35,020)
Recoverable taxes and other current assets		(108,780)		5,503		(44,258)
Recoverable asset tax		(107,773)		(80,979)
Trade accounts payable, accrued expenses and other payables		184,960		(107,094)		68,691

Resources provided by operating activities		1,336,897		1,070,404		1,622,626

Financing activities:
Dividends paid		(207,507)		(218,582)		(231,249)
Tax on dividends paid		(88,935)		(89,283)		(88,873)

Resources used in financing activities		(296,442)		(307,865)		(320,122)

Investing activities:
Purchase of improvements to concessioned assets, land, machinery, furniture and equipment		(682,558)		(1,129,915)		(665,160)

Resources used in investing activities		(682,558)		(1,129,915)		(665,160)

Increase in cash and marketable securities		357,897		(367,376)		637,344
Cash and marketable securities, beginning of period		1,297,829		1,655,729		1,288,353

Cash and marketable securities, end of period	Ps	1,655,726	Ps.	1,288,353	Ps.	1,925,697

The sixteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on April 18, 2008, by the executive that signed completely these consolidated financial statements and its notes.

C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2007, except per share and share amounts)
1. Formation and Description of Business
Grupo Aeroportuario del Sureste, S. A. B. de C. V. (“ASUR”), a Mexican company, was incorporated in April 1998, as a wholly-owned entity of the Mexican government to operate, maintain and develop nine airports in the Southeast region of Mexico. The nine airports are located in the following cities: Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlán. ASUR and its subsidiaries are collectively referred to as the “Company”.
In June 1998, the Ministry of Communications and Transportation granted to subsidiaries of ASUR the concessions to operate, maintain and develop the nine airports of the Southeast group for a period of 50 years commencing on November 1, 1998, for Ps.12,710,426 (December 31, 2007 constant pesos), excluding value added tax. The concession period may be extended by the parties under certain circumstances. The acquisition cost of the airport concessions was paid through capitalization of liabilities assumed by the Mexican federal government and subsequently the issuance of capital stock of ASUR.
Notwithstanding the Company’s rights to operate, maintain and develop the nine airports, pursuant to the Mexican General Law of National Assets, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon expiration of the Company’s concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican nation.
In December 1998 and in March 1999, the Mexican government sold an aggregate 15% equity interest in ASUR to Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (ITA), pursuant to a public bidding process. ITA, an entity owned by Mr. Fernando Chico Pardo and 49% by Copenhaguen Airport, paid the Mexican government an aggregate of Ps.1,165,076 (nominal), excluding interest, in exchange for: (i) 45,000,000 Class I Series BB shares representing 15% of ASUR’s capital stock; (ii) options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding at the time of exercise, each determined on a fully diluted basis, from December 18, 2001 to December 18, 2005; and (iii) the right and obligation to enter into several agreements, including a technical assistance agreement, under terms established during the bidding process. As of December 31, 2005 all options were forfeited (see Note 8).

With respect to the ASUR shares not held by ITA, on September 28, 2000, the Mexican government held a public offer for 221,739,130 Series “B” shares representing 73.9% ASUR’s shares. On March 8, 2005, the Mexican government held a public offer for 33,260,870 Series “B” shares representing 11.1% ASUR’s remaining shares it owned. As of December 31, 2006, ASUR’s shareholders are represented by public investors (85%) and ITA (15%).
Series BB shares held by ITA grant ITA certain rights including the right to name two members of the Board of Directors of the Company, and veto rights with respect to certain corporate shares. The technical assistance contract grants ITA certain rights including the right to name and remove the chief executive officer, and half the members of the Company’s Executive Management.
On April 27, 2006, in compliance with the provisions of the Mexican Stock Market Law (Ley del Mercado de Valores) published on December 30, 2006, the Company’s shareholders resolved at an Extraordinary General Meeting to change the name of the Company from Grupo Aeroportuario del Sureste, S.A. de C.V. to Grupo Aeroportuario del Sureste, S. A. B. de C. V. They also amended the Company bylaws to reflect the new composition, organization and functions of the Company’s corporate governance bodies and the new rights of minority shareholders.
On March 29, 2007, ITA approved the conversion of 7.35% of the BB series shares into B series shares.
On June 19, 2007, the tender offers in the United States and Mexico for our Series B shares expired, and as result, Agrupacion Aeroportuaria Internacional, S. A. de C. V. and Agrupacion Aeroportuaria Internacional II, S. A. de C. V. , entities indirectly owned and controlled by Fernando Chico Pardo, acquired 19.91% Series B shares.
In addition, ITA, an entity owned 51% by Mr. Fernando Chico Pardo and 49% by Copenhagen airports A/S, holds Series BB shares representing 7.65% of our capital stock which provide it with special management rights. (see Note 8).
In October 2005, Hurricane Wilma caused severe damage to large portions of Cancun, Mexico. The storm resulted in extensive flooding in Cancun and Cozumel airports, severe damage in Terminal 1 building and damage (electrical installations, other equipment, etc.) in Terminal 2 building and corporate offices building in Cancun airport.
As a result, as of December 31, 2005, the Company wrote off Terminal 1 building, provided for the estimated restoration costs for Terminal 2 building and corporate offices building in Cancun airport, and incurred other losses, all classified as loss on natural disasters in the results of operations of the year as indicated in the table below. In addition, the Company recorded an asset related to the insurance recovery for the loss recognized in the consolidated financial statements related to the effects of Hurricane Wilma. The balance of account receivable from the insurance company amounted to Ps. 46 millions as of December 2005.

In July 2006, the Company was instructed by the Mexican Government to repair the Terminal 1 building and therefore the Company reversed a portion of the 2005 write-off related to certain assets of Terminal 1 which were once again to be placed in service. In addition, during 2006, the Company recognized the actual restoration costs on the Terminal 2 building and corporate offices and the insurance remaining settlements amounts. As of December 31, 2006, the balance of the account receivable from the insurance Company had been collected.
During August 2007, Hurricane Dean hit the Yucatan Peninsula, and even though Cancun, Cozumel and Merida Airports infrastructure was not damaged, the Company incurred in certain restoration costs that were classified as loss on natural disasters in the results of operations of the year as indicated in the table below.
The components of the non-ordinary items for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005		2006		2007
Terminal 1 building write-off (reversal)	Ps.	59,344	Ps.	(50,369)	Ps.	—
Restoration costs		108,540		62,296		2,385
Insurance deductible		3,887		—		—
Other expenses		7,602		—		—
Other losses for natural disasters in other airports		1,299		1,579		—
Insurance recovery		(167,885)		(3,633)		—
Deferred taxes		(3,108)		(2,557)		—

Net loss on natural disasters		9,678		7,316		2,385

Restructuring and contract termination fees		—		8,926		—

Net non ordinary items	Ps.	9,678	Ps.	16,242	Ps.	2,385

2. Summary of significant Mexican FRS accounting policies
The accompanying consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS) and are expressed in constant Mexican pesos purchasing power as of December 31, 2007.
On January 1, 2007, we adopted Mexican FRS NIF B-3,“Statement of Income” which incorporates, among other things, a new approach to classifying income and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as an ordinary expense and not as tax. Accordingly, our financial statements for 2006 and 2005 have also been reclassified to conform the current year presentation. Such reclassifications consisted of 1) Ps. 16,242 and Ps. 9,678, respectively, reclassified from extraordinary items to non-ordinary items, and 2) Ps. 3,904 and Ps. 2,557, respectively, reclassified from provision for income taxes and employees’ statutory profit sharing to general and administrative expenses.

A summary of the most significant accounting policies, including the concepts, methods and criteria relative to the recognition of the effects of inflation in the financial information, are summarized as follows:
a) Basis of presentation
The consolidated Subsidiaries of the Company are:

Subsidiary	Ownership interest (direct and indirect)
	2006	2007

Aeropuerto de Cancún, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Cozumel, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Mérida, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Huatulco, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Oaxaca, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Veracruz, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Villahermosa, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Tapachula, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Minatitlán, S. A. de C. V.	99.99%	99.99%
Servicios Aeroportuarios del Sureste, S. A. de C. V.	99.99%	99.99%

All significant balances and transactions among the consolidated companies have been eliminated. The consolidation was carried out on the basis of audited financial statements of the subsidiaries (See note 15).
The preparation of consolidated financial statements in conformity with Mexican Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions include the estimated fair value of environmental liabilities assumed.
b) Recognition of the effects of inflation
The consolidated financial statements have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information” (“Bulletin B-10”), and determined as follows:
•	The consolidated statements of income and changes in stockholders’ equity were restated applying Mexican National Consumer Price Index (“Mexican CPI”) factors from the periods in which the transactions occurred. The consolidated financial statements of the Company for the years ended December 31, 2005 and 2006, have been restated for comparability purposes to December 31, 2007 purchasing power, by applying the restatement factors of 1.080 and 1.038, respectively.

•	The consolidated statements of changes in financial position present, in constant pesos, the resources provided by or used in operating, financing and investing activities.

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
c) Cash and marketable securities
Cash and marketable securities includes cash, temporary investments and marketable securities. As of December 31, 2006 and 2007, cash and marketable securities consisted primarily of money market accounts and short-term Mexican government bonds.
d) Derivatives
Derivatives (including embedded derivatives) are accounted for at fair value at the balance sheet date in accordance with Bulletin C-10 “Derivative Financial Instruments and Hedge Transactions”.
e) Improvements to concessioned assets, land, machinery, furniture and equipment, net
Depreciation of improvements to concessioned assets, machinery, furniture and equipment is based upon the restated carrying value of the assets and is recognized using the straight-line method over the lesser of the concession term and the estimated useful lives of the assets. The useful lives of the Company’s machinery, furniture and equipment are as follows:

Years
Improvements to concessioned assets	10-50
Machinery and equipment	10
Office furniture and equipment	10
Computer equipment	3
Automotive equipment	4
Other	various

When assets are retired or otherwise disposed of, the restated cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in results of operations.
Maintenance and repairs are expensed as incurred. Cost of major replacements and improvements are capitalized.
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
The acquisition costs of the nine airports concessions and the acquisition costs of rights acquired from others entities were allocated to the rights to use the airport facilities and to certain environmental liabilities assumed with the excess acquisition cost recorded as airport concessions. The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser. The amounts allocated to the environmental liabilities assumed were based on management’s best estimate of the actual costs to be incurred and reflect the terms of the agreement with the environmental authorities, (see Note 5).
The rights to use the airports facilities are being amortized on a straight-line basis over the estimated remaining useful lives of the underlying assets. The amounts allocated to the airports concessions are being amortized on a straight-line basis over the life of the concessions and the rights acquired.
g) Review of the book value of long — lived assets
The Company estimates the recoverable value of the rights to use airport facilities, airport concessions and improvements to concessioned assets to be the estimated discounted future net cash flows from the nine airport concessions in the aggregate as the Company is not permitted to dispose of or cease operating any individual airport. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized. As of December 31, 2006 and 2007, the recoverable value exceeded the net book value.
The procedures and criterion used by the Company are in line with the provisions of Bulletin C-15, “Impairment in the Value of Long-lived Assets and Their Disposal”.

h) Seniority premiums and employee severance pay
Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service and severance payments, which represents 20 days of salary for each year of services rendered, are recorded as a cost of the years in which the respective services are rendered, based on actuarial studies carried out using the projected unit credit method.
Other severance payments that arise as a result of involuntary termination are recorded in the financial statement at the time the obligation is incurred, which generally would be upon the occurrence of the termination of the employee.
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

The following table presents the Company’s revenues for the years ended December 31, 2005, 2006 and 2007, using the classifications established under the Airport Law and its regulations (see below for discussion of revenue regulation):

	Year ended
	December 31,
	2005		2006		2007
Regulated services:
Airport services	Ps.	1,661,967	Ps.	1,734,473	Ps.	1,991,745

Non-regulated services:
Airport services:
Access fees from non-permanent ground transportation		8,039		9,022		12,053
Car parking lots and related access fees		35,320		39,128		47,557
Other access fees		3,298		2,451		4,198
Commercial services		496,741		513,140		684,794
Other services		22,819		24,910		45,544

Total non-regulated services		566,217		588,651		794,146

	Ps.	2,228,184	Ps.	2,323,124	Ps.	2,785,891

j) Transactions in foreign currency and exchange rate differences
Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rates in effect as of the balance sheet dates. Currency exchange fluctuations are included in income for the period and reflected in comprehensive financing cost.
k) Deferred income tax, employees statutory profit sharing deferred flat rate business tax and tax on dividends
Deferred income tax is recorded using the full-liability method of assets and liabilities, which consists of determining deferred income tax by applying the corresponding tax rate to the differences between the book and tax values of assets and liabilities at the date of the consolidated financial statements.
Beginning on October 1, 2007, based on financial and tax projections of each subsidiary which show that, with the exception of Aeropuerto de Cancún, S.A. de C.V. (Cancún Airport), the rest of the subsidiaries will essentially pay IETU in the future, the Company wrote-off net Ps. 150 million, representing the cumulative deferred income taxes of these subsidiaries. In addition, as of December 31, 2007, the Company recognized a deferred IETU tax liability of Ps. 706.6 million and deferred IETU tax asset of Ps. 217.4 million corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to materialize in future periods in the following subsidiaries: Aeropuerto de Cozumel, S.A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V Deferred employees’ statutory profit sharing is calculated based on nonrecurring temporary differences between the book profit and the profit subject to employees’ statutory profit sharing.

Deferred income tax, deferred flat rate business tax and employees’ statutory profit sharing assets are reduced, if necessary, by the amount of any tax benefits for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.
Tax on dividends is recorded against retained earnings and any recovered tax on dividends previously paid is also recorded in retained earnings.
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
The weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the years ended December 31, 2005, 2006 and 2007.
n) Concentrations
Trade receivables consist primarily of receivables from major domestic and international airlines. Approximately 6% of trade receivables as of December 31, 2006 and 2007, respectively were receivable from air carriers and other entities controlled by Cintra S. A. de C. V. (“Cintra”) including Aeromexico and Aerolitoral. A majority of Cintra’s capital stock is owned by the Institute for the Protection of Bank Savings, a decentralized entity within the Mexican federal public administration, and by the Mexican government. Effective on December, 2005, Cintra completed the sale of Mexicana to Grupo Posadas, a Mexican large hotel operator. Effective on December, 2007 Cintra completed the sale of Aeromexico and Aerolitoral to Banco Nacional de México, S. A.
Further, approximately 75%, 76% and 76% of revenues during the years ended December 31, 2005, 2006 and 2007, respectively, were generated from operations at the Cancún International Airport.
As of December 31, 2005, 2006 and 2007, the Company maintained its cash and marketable securities with a major Mexican brokeragee firm and other Mexican financial institutions. The Company would be adversely affected in the event of non-performance by any of these institutions. Management does not anticipate non-performance.

o) Recently issued accounting standards
During the last quarter of 2007, the Mexican Financial Reporting Standards (CINIF, for its initials in Spanish) issued certain Financial Reporting Standards (Mexican FRS, due to its name in Spanish), which became effective on January 1, 2008, as follows:
Mexican FRS B-2, “Statement of Cash Flows", supersedes Bulletin B-12 “Statement for Changes in the Financial Position” and requires a statement of cash flows as part of a full set of financial statements in place of a statement of changes in financial position. This statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides a definition of each category. Cash flows from operating activities can be reported by directly showing major classes of operating cash receipts and payments (the direct method), or by reporting the same amount of net cash flow from operating activities indirectly by adjusting net income to reconcile it to net cash flow from operating activities (the indirect method) by removing the effects of (a) all deferrals of past operating cash receipts and accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. Mexican FRS B-2 also requires that a statement of cash flows reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows; the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents. Restatement of financial statements for years provided before 2008 is not required by Mexican FRS B-2.
Mexican FRS B-10, Effects of Inflation, replaces the previous Bulletin B-10 “Recognition of the Effect of Inflation in Financial Information” and establishes standards for recognizing the effects of inflation in an entity’s financial statements as measured by changes in a general price index only, eliminating the use of any other valuation method established in the previous Bulletin B-10. Mexican FRS B-10 provides criteria for identifying both inflationary and non-inflationary environments, and provides guidelines to cease or start recognizing the effects of inflation in financial statements when the general price index applicable to a specific entity is up to or above 26%, respectively, in a cumulative three-year period. Upon adoption, Mexican FRS B-10 includes an option for the accounting treatment of the result from holding non-monetary assets recognized by an entity as accumulated other comprehensive income or loss under previous guidelines by either recycling this result from stockholders’ equity to income as it is realized, or reclassifying the outstanding balance of such result to retained earnings in the period in which this standard becomes effective. Additionally, restatement of financial statements for earlier periods presented is not required by Mexican FRS B-10. Since the cumulative inflation in Mexico measured by the NCPI in the three-year period ended December 31, 2007 was below 26%, the companies in the Group ceased recognizing the effects of inflation in financial statements beginning January 1, 2008.
Mexican FRS B-15, “Translation of Foreign Currencies", replaces the previous Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations” and introduces the concepts of accounting currency, functional currency and reporting currency. Mexican FRS B-15 sets forth procedures for translating financial statements from the accounting currency of a foreign operation into the applicable functional currency, and from the functional currency of a foreign operation into the required reporting currency. Mexican FRS B-15 also permits that an entity may present its financial statements in a reporting currency other than its functional currency. Restatement of financial statements for years provided before 2008 is not required by Mexican FRS B-15. The provisions of Mexican FRS B-15 did not have a significant effect on the Group’s consolidated financial statements.

Mexican FRS D-3, “Benefits to Employees", replaces the previous Mexican FRS Bulletin D-3 “Labor Obligations” and provides standards for recognizing those benefits granted by an entity to its employees, including direct, termination and retirement benefits, as well as other related provisions. Mexican FRS D-3 requires shorter amortization periods for items subject to be amortized, including an option to recognize in income any actuarial gain or loss, and does not require the recognition of a transition asset or liability other than benefits granted in a plan amendment (prior service cost). Mexican FRS D-3 eliminates the recognition in certain instances of an additional liability determined on the actuarial computation of retirement benefits without consideration of salary increases; consequently, a related intangible asset and an eventual stockholders’ equity adjustment derived from the recognition of this additional liability, are no longer required by this new standard. Mexican FRS D-3 also requires the recognition of any termination benefit costs directly in income as a provision, with no deferral of any unrecognized prior service cost or related actuarial gain or loss. Additionally, Mexican FRS D-3 recognizes the employees’ profit sharing required to be paid under certain circumstances in Mexico, as a direct benefit to Employees. The provisions of Mexican FRS D-3 did not have a significant effect on the Group’s consolidated financial statements.
Mexican FRS D-4, “Income Taxes", replaces the previous Mexican GAAP Bulletin D-4, “Accounting for income tax, asset tax and employees’ profit sharing", and provides additional guidance for valuation, presentation and disclosure of both current and deferred income taxes accrued for a period. Mexican FRS D-4 eliminates from its scope the accounting for employees’ profit sharing, since this line item is deemed an ordinary expense associated with benefits to employees, and therefore, under the scope of Mexican FRS D-3. Mexican FRS D-4 also recognizes the Mexican asset tax paid as a tax credit to the extent of its expected recovery. In addition, Mexican FRS D-4 requires the reclassification to retained earnings of any outstanding cumulative effect of deferred income taxes recognized in stockholders’ equity, in the period in which this standard becomes effective. The provisions of Mexican FRS D-4 did not have a significant effect on the Group’s consolidated financial statements.
Mexican FRS 8, “Effects of the Flat Rate Business Tax". This Interpretation became effective in October 2007, and requires a company to evaluate the effects of the new Flat Rate Business Tax that became effective in Mexico beginning in January 2008, on its deferred income tax asset or liability position for the fourth quarter of 2007, based on projected results of operations for periods beginning in 2008. On October 1, 2007, based on financial and tax projections of each subsidiary which show that, with the exception of Aeropuerto de Cancún, S.A. de C.V., the rest of the subsidiaries will essentially pay IETU in the future, the Company wrote-off net Ps. 150 million, representing the cumulative deferred income taxes of these subsidiaries. In addition, as of December 31, 2007, the Company recognized a deferred IETU tax liability of Ps. 706.6 million and deferred IETU tax asset of Ps. 217.4 million corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to materialize in future periods in the following subsidiaries: Aeropuerto de Cozumel, S.A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V.

3. Trade receivables, net
As of December 31, 2006 and 2007, trade receivables, net consist of the following:

	December 31,
	2006		2007

Trade receivables	Ps.	244,695	Ps.	280,350
Less: allowance for doubtful accounts		(300)		(935)

Net	Ps.	244,395	Ps.	279,415

The following table presents the roll forward of the allowance for doubtful accounts for the years ended December 31, 2005, 2006 and 2007:

	December 31,
	2005		2006		2007

Balance at the beginning of the period	Ps.	(6,400)	Ps.	(10,522)	Ps.	(300)
Increases, applications and cancellations, net		(4,328)		9,530		(646)
Effects of inflation		206		692		11

Balance at the end of the period	Ps.	(10,522)	Ps.	(300)	Ps.	(935)

4. Improvements to concessioned assets, land, machinery, furniture and equipment
As of December 31, 2006 and 2007, improvements to concessioned assets, land, machinery, furniture and equipment, net consist of the following:

	December 31,
	2006		2007

Machinery and equipment	Ps.	85,203	Ps.	100,006
Office furniture and equipment		98,227		121,286
Automotive equipment		165,686		173,464
Improvements to concessioned assets (a)		2,521,554		3,706,024
Others		4,068		4,729

		2,874,738		4,105,509

Less: accumulated depreciation		(554,668)		(811,736)

Total		2,320,070		3,293,773

Land		117,800		117,800
Construction in progress (b)		751,117		221,626
Advances to contractors		78,757		37,024

Net	Ps.	3,267,744	Ps.	3,670,223

Depreciation expense for the years ended December 31, 2005, 2006 and 2007 was Ps.130,037, Ps.162,339 and Ps.259,940, respectively.
(a)	Improvements to concessioned assets as of December 31, 2006 and 2007, were comprised of the following:

	December 31,
	2006		2007

Buildings	Ps.	877,466	Ps.	1,503,367
Air side		729,662		884,848
Land side		196,928		292,365
Technical installations		231,718		281,007
Machinery and equipment		64,817		218,244
Security equipment		228,434		249,018
IT equipment		168,861		245,316
Others		23,668		31,859

Total	Ps.	2,521,554	Ps.	3,706,024

(b) As of December 31, 2007, the construction in progress includes Ps. 104,490 related to the track 2, project being built at the Cancun Airport. As of December 31, 2006 the construction in progress includes $ 573,263, related to Terminal 3 building at Cancun Airport which started operations in May 17, 2007.
5. Airport concessions
As stated in Note 1, in June 1998, the Ministry of Communications and Transportation granted to the Company the concessions to operate, maintain and develop nine airports in the Southeast region of Mexico for Ps.12,710,426 (December 31, 2007 constant pesos). The total cost of the airport concessions, at the acquisition date, were allocated to the rights to use the airport facilities based on the assets’ depreciated replacement cost, as determined by an independent appraiser, and to certain environmental liabilities assumed based on management’s best estimate of the actual costs to be incurred, with the excess acquisition cost allocated to the airport concessions as follows:

			Remaining
			estimated
			useful life
			(years)

Acquisition cost allocated to:	Ps.	12,710,426.

Rights to use airport facilities:
Runways, taxiways, and aprons	Ps.	1,582,491	39-40
Buildings		511,858	15-41
Other infrastructure		132,067	22
Land		684,725	41

		2,911,141

Environmental liabilities		(15,529)
Airport concessions		9,814,814	41

Total	Ps.	12,710,426

Total amortization expense for the years ended December 31, 2005, 2006 and 2007, was Ps. 274,587, Ps. 274,587 and Ps.252,759, respectively.
Each of the Company’s airport concessions contain the following basic terms and conditions:
•	The concession holder should undertake the construction, improvement or maintenance of the facilities in accordance with its Master Development Plan and is required to update the plan every five years (see Note 14).

•	The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable law and regulations, and is subject to statutory oversight by the Ministry of Communications and Transportation .

•	The concession holder must pay a concession fee (currently 5% of each concession holder’s gross annual revenues) from the use of public domain assets pursuant to the terms of its concessions as required by applicable law.

•	Fuel services and supply are to be provided by the Mexican Airport and Auxiliary Services Agency.

•	The concession holder must grant access to and the use of specific areas of the airport to government agencies to perform their activities inside the airports.

•	The concession may be terminated for non-performance if the concession holder fails to comply with certain of the obligations imposed by the concession as established in Article 27 or for the reasons specified in Article 26 of the Airport Law.

•	The terms and conditions of the regulations governing the operations of the Company may be modified by the Ministry of Communications and Transportation.
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

			Remaining estimated
			useful lives
	2007		(years)

Acquisition cost allocated to:	Ps.	556,145

Rights to use:
Buildings	Ps.	59,694	19-42
Other infrastructure		2,816	4-09

		62,510

Airport concessions		493,635	0.5-2

Total	Ps.	556,145

Amortization of the rights to use the underlying facilities is recorded on a straight-line basis over the estimated remaining useful lives of the assets. Amortization of amounts allocated to airport concessions is recorded over the term of the rights acquired. Amortization expense for the years ended December 31, 2005, 2006 and 2007 was Ps. 44,565, Ps. 53,304 and Ps.9,043, respectively. The amortization of the concession, which represents approximately 80% of the total airport concessions original value was completed in December 2006.
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

7. Accrued expenses and other payables
As of December 31, 2006 and 2007, this account consists of the following:

	December 31,
	2006		2007

Taxes payable	Ps.	32,970	Ps.	96,880
Concession fees		27,044		46,337
Due To Shareholder — ITA		44,315		63,126
Due to Supplier — Provetecnia, S.A. de C.V.		10,537		—
Provision for restoration costs, net		17,933		—
Other accruals		115,286		93,586

Total	Ps.	248,085	Ps.	299,929

8. Stockholders’ equity
At December 31, 2006 and 2007, the minimum fixed capital with no withdrawal rights is Ps.7,767,276 (nominal figure), represented by 300,000,000 (series “B” 277,050,000 and series “BB” 22,950,000) ordinary nominative Class I shares with no par value, fully subscribed and paid in. The variable portion of the capital stock is represented by ordinary nominative Class II shares. The shares are classifies in series B and BB as follow:
As of December 31, 2006 and 2007, capital stock was restated as follows:

	Nominal				Restated
	value		Restatement		value
Capital stock:
Fixed	Ps.	7,767,276	Ps.	5,031,928	Ps.	12,799,204

ASUR and each of its Subsidiaries are legally required to allocate at least 5% of their unconsolidated annual net income to a legal equity reserve fund. This allocation must be continued until the equity reserve is equal to 20% of the issued and outstanding capital stock of the relevant Company. Mexican Corporations may pay dividends only out of earnings after such allocation to the reserve fund. As of December 31, 2006 and 2007, the Company transferred Ps.30,081 and Ps. 27,140, respectively from retained earnings to legal reserve.
At the April 27, 2006 and 2007, general stockholders’ meetings, the Shareholders agreed to establish a reserve for the repurchase of shares amounting to Ps. 263,732 (Ps.246,860 nominal) and Ps. 194,464 (Ps.189,209 nominal), respectively, against retained earnings. In addition, a modification to the treatment of the reserve for the repurchase share was approved on April 27, 2007, accordingly the reserve was cancelled and transferred to retained earnings.

Stock Options
Inversiones y Técnicas Aeroportuarias, S. A. de C. V., did not exercise the options, nor did it transfer or assign its options to any of its stockholders during the stock option exercise periods ended December 18, 2003, 2004 and 2005 (see Note 1). As of December 31, 2005 all options were forfeited.
Dividends
At the April 28, 2005 general stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps.207,507 (Ps. 186,000 nominal), or Ps.0.62 (nominal) per share, thus giving rise to an income tax on dividends of Ps. 88,935 (Ps. 79,714 nominal), since they were not from the After-tax Earnings Account (see note 11).
At the April 27, 2006 general stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps.218,582 (Ps.204,600 nominal), or Ps. 0.68 (nominal) per share, thus giving rise to an income tax on dividends of Ps.89,283 (Ps. 83,569 nominal), since they were not from the After-tax Earnings Account (see note 11).
At the April 27, 2007 general stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps. 231,249 (Ps.225,000 nominal), or Ps.0.75 (nominal) per share, thus giving rise to an income tax on dividends of Ps. 88,873 (Ps.87,500 nominal), since they were not from the After-tax Earnings Account (see note 11).
Dividend will be tax free if paid out of the CUFIN (Net Taxable Income Account). Dividends paid in excess of the CUFIN balance will be subject to a tax equivalent to 38.89% . Tax due will be payable by the Company and it may be credited against Income Tax of the year or the Income Tax of the two immediately following fiscal years. Dividends paid will not be subject to any withholding tax.
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
Earnings per share
Earnings per share for the years ended December 31, 2005, 2006 and 2007, are presented as follows:

	2005		2006		2007

Income from continuing operations	Ps.	2.96	Ps.	2.92	Ps.	3.94
Non ordinary items	Ps.	(0.03)	Ps.	(0.05)	Ps.	(0.01)

Net income	Ps.	2.03	Ps.	1.83	Ps.	1.74

9. Rentals under operating leases
The Company leases commercial space inside and outside the terminals to third parties under operating leases. The following is a schedule by years of minimum future rentals on noncancelable operating leases as of December 31, 2007 including minimum secured commercial lease agreements per passenger:

Period ending December 31:

2008	Ps.	450,364
2009		479,800
2010		442,557
2011		411,724
2012		434,160
Thereafter		2,458,579

Total	Ps.	4,677,184

10. Foreign currency balances and transactions
The foreign currency position of monetary items at December 31, 2006 and 2007, were as shown in the next page:

	Foreign currency		Period end
	amounts		exchange rate		Mexican pesos
	(thousands)				(thousands)
December 31, 2006
Assets:
Cash and marketable securities	US$	9,441	Ps.	10.8116	Ps.	102,074
Prepaids		1,445		10.8116		15,622
Deposits		41		10.8116		438
Clients		2,597		10.8116		28,086

Liabilities:
Accrued expenses and other payables	US$	3,459		10.8116		37,393
Deposits		1,018		10.8116		11,007

	Foreign currency		Period end
	amounts		exchange rate		Mexican pesos
	(thousands)				(thousands)
December 31, 2007
Assets:
Cash and marketable securities	US$	16,403	Ps.	10. 9157	Ps.	179,050
Prepaids		1,558		10. 9157		17,007
Deposits		41		10. 9157		448
Clients		4,276		10. 9157		46,676

Liabilities:
Accrued expenses and other payables	US$	1,623		10.9157		17,716
Deposits		960		10.9157		10,481

The principal foreign currency transactions during the year ended December 31, 2005, 2006 and 2007, were as follows:

	Foreign currency		Average
	amounts		exchange rate		Mexican pesos
	(thousands)				(thousands)
Year ended December 31, 2005
Income statement:
Technical assistance fees and related costs	US$	2,311	Ps.	10.84	Ps.	25,051
Professional services expenses		1,916		12.58		24,105
Other		38		11.02		419

Year ended December 31, 2006
Income statement:
Technical assistance fees and related costs	US$	2,391	Ps.	10.98	Ps.	26,260
Professional services expenses		1,304		10.86		14,161
Other		876		10.90		9,548

Year ended December 31, 2007
Income statement:
Technical assistance fees and related costs	US$	2,451	Ps.	10.92	Ps.	26,777
Professional services expenses		2,198		10.94		24,038
Other		4,250		10.84		46,083

The prevailing exchange rate between the Mexican peso and the US dollar at December 31, 2006 and 2007 was Ps.10.8116 and Ps. 10.9157, per US dollar, respectively. The exchange rate was Ps. 10.4828 per US dollar on April 18, 2008.
11. Income tax, asset tax and flat rate business tax (IETU)
The Company does not currently prepare a consolidated tax return.
a) Income Tax:
In 2005, 2006 and 2007 the company determined combined tax loss of Ps. 283,295, Ps. 411,494 and Ps. 89,457, respectively in 2007 income tax of Ps. 257,070 and Ps. 262,673, respectively in Aeropuerto de Cancun, S.A. de C.V. and Grupo Aeroportuario del Sureste, S. A. B. de C. V. (individual) and last the holding Company amortized loss tax by $ 31,823.
Beginning on October 1, 2007, based on financial and tax projections of each subsidiary which show that, with the exception of Aeropuerto de Cancún, S.A. de C.V. (Cancún Airport), the rest of the subsidiaries will essentially pay IETU in the future, the Company wrote-off net Ps. 150 million, representing the cumulative deferred income taxes of these subsidiaries. In addition, as of December 31, 2007, the Company recognized a deferred IETU tax liability of Ps. 706.6 million and deferred IETU tax asset of Ps. 217.4 million corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to materialize in future periods in the following subsidiaries: Aeropuerto de Cozumel, S.A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V..

Taxable income differs from the net income due to timing and permanent differences arising basically from the different basis for the recognition of the effects of inflation and for the effects of the non-deductible expenses. See section c) below.
On December 31, 2005, 2006 and 2007 the income tax provision was composed as follows:

	For the years
	ended December 31,
	2005		2006		2007

Current Income tax	Ps.	—	Ps.	—	Ps.	64,638
Deferred Income tax		243,436		264,940		230,931
Cancellation of income tax from prior periods		—		—		(150,041)
Income tax-deferred accounted for in non ordinary items		3,108		2,557

Provision for income tax	Ps.	246,544	Ps.	267,497	Ps.	145,528

The reconciliation between the statutory and effective tax rates is shown below:

	For the years
	ended December 31,
	2005		2006		2007

Income before statutory income tax	Ps.	877,938	Ps.	860,399	Ps.	1,178,929

Statutory income tax rate		30%		29%		28%

Income tax to statutory rate		263,381		249,516		330,100

Nondeductible expenses and other permanent differences		(15,091)		(5,274)		(41,221)
Nontaxable income		—		(4,367)		(8,567)
Net difference between the gain or loss on net monetary position and the inflationary component determined for tax purposes		15,813		26,766		33,698
Valuation allowance		—		9,460		(18,441)
Cancelation of deferred income tax						(150,041)
Change in tax rate		(17,559)		(8,604)

Provision for income tax	Ps.	246,544	Ps.	267,497	Ps.	145,528

Effective tax rate		26%		31%		12%

The tax and employee’s statutory profit sharing effects of temporary differences that give rise to significant deferred tax and employee’s statutory profit sharing assets and liabilities as of December 31, 2006 and 2007, are as follows:

	December 31,
	2006		2007
Deferred income tax
Deferred asset tax:
Tax loss carryforwards	Ps.	736,007	Ps.	756,050
Other		33,031		27,418
Cancellation of deferred income tax from prior periods		—		150,041
Valuation allowance		(87,662)		(58,211)

		681,376		875,298

Deferred tax liabilities:
Airport concessions, rights to use airport facilities and machinery furniture and equipment		(2,169,753)		(2,461,726)
Other		(5,197)		(6,465)

		(2,174,950)		(2,468,191)

Net deferred tax liabilities before recoverable asset tax		(1,493,574)		(1,592,893)

Recoverable asset tax, net of valuation allowance of Ps. 233,975 and Ps. 114,624, respectively		595,072		491,914

Net deferred tax liabilities	Ps.	(898,502)	Ps.	(1,100,979)

Deferred employees’ statutory profit sharing:
Net deferred employees’ statutory profit sharing liabilities recognized in respect of all the non recurring temporary differences generated in the year ended December 31, 2000, between the tax and the book basis	Ps.	(38,907)	Ps.	(37,496)

Net deferred income tax and employees’ statutory profit sharing liabilities	Ps.	(937,409)	Ps.	(1,138,475)

Based on the weight of available evidence as of December 31, 2006 and 2007, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2006 and 2007, for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

b) Asset Tax:
The asset tax is calculated as 1.25% (1.8% in 2006) on the average tax value of virtually all of the Company’s assets (including the airport concessions). The average tax value of each asset is calculated differently depending on its classification under the tax law. In 2005, 2006 and 2007, the Company incurred Ps.146,589, Ps.125,914 and Ps.81,887, respectively in asset tax of which Ps.39,162, Ps. 44,935 and Ps.21,899, respectively were directly charged to income for the year, since there was no certainty of the recoverability in the future. According to the Flat Rate Business Tax Law (LIETU) effective as of January 1st, 2008, the tax balance may be recovered through rebates over the following ten years up to 10% of the total asset tax paid out and pending recovery, provided that this sum does not exceed the difference with the income tax paid during the period and the asset tax paid during the three previous years, whichever is the lower sum, when the income tax incurred exceeds asset tax in any of those years and may be restated by applying any of the factors that arise from the National Consumer Price Index (INPC).
c) Flat rate business tax IETU Tax (Impuesto Empresarial a Tasa Única, by its Spanish acronym):
On October 1, 2007, The Mexican government enacted the new Flat Rate Business Tax (“Impuesto Empresarial a Tasa Unica” or “IETU”). This law became effective as of January 1, 2008. The law introduces a flat rate, which replaces Mexico’s asset tax and is applied along with Mexico’s regular income tax. Mexican companies will be required to pay the greater of the IETU or the income tax. IETU is calculated by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter. See above.
At December 31, 2007, the principal timing differences on which deferred IETU Tax was recognized are as shown below:

2007
Deferred IETU tax liability:
Airport concessions, rights to use airport facilities and machinery furniture and equipment	$4,051,076

Others	(13,454)

4,037,621
IETU tax applicable rate	17.5%

Deferred IETU tax liability	$706,583

Tax credit by:
Fixed assets, acquired from 1998 to August 31, 2007	$217,442

Deferred IETU tax in the period	$489,141

12. Technical assistance agreement
In connection with the sale of the Series “BB” shares to Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (“ITA”), ASUR entered into a technical assistance agreement with ITA in which ITA and its Stockholders agreed to provide management and consulting services and transfer industry expertise and technology to ASUR in exchange for a technical assistance fee. The agreement has an initial fifteen-years term and is automatically renewed for successive five-years terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The Company may only exercise its termination right pursuant to a Stockholder’s resolution. ITA, began providing assistance under the agreement on April 19, 1999.
Under the agreement, the Company agreed to pay an annual fee equal to the greater of a fixed fee or 5% of the Company’s earnings prior to deducting the technical assistance fee and before comprehensive financing cost, income taxes and depreciation and amortization, determined in accordance with MFRS. For the years 2004, 2005 and 2006 the fixed fee is equal to US$2 million. Each year the fixed fee will be increased by the rate of inflation in the US. ASUR must also pay the value-added tax on the payment amount.
For the years ended on December 31, 2005, 2006 and 2007, technical assistance expenses were
Ps.71,721, Ps.73,707 and Ps.91,945, respectively.
ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.
ITA’s Series “BB” shares were placed in a trust to, among other things; ensure performance under the technical assistance agreement.
13. Related party transactions
On March 8, 2005, the Mexican government sold its remaining 11.1% equity interest in ASUR pursuant to a public offering, and ceased to be related party.
The Company recorded revenues from several Mexican federal and state government agencies. Revenues from related parties were Ps.1,333 by the period from January to February 2005.
During the period from January to February 2005, the Company recorded expenses of Ps.10,826, for electricity, waste disposal, water and other services obtained from entities or agencies of the Mexican federal government.

See notes 2(n), 8 and 12 for disclosures concerning certain other transactions with related parties.
As of December 31, 2007 and 2006, the accounts pending payment with Related Parties are as follows:

	December 31,
	2007		2006

Accounts receivable:
Compañía Méxicana de Aviación, S. A. de C. V. (Key management personnel )	Ps.	52,350	Ps.	50,591

Accounts payable:
Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (Shareholder )	Ps.	(63,120)	Ps.	(44,316)
Promecap, S. C. (Key management personnel )		(825)
Lava Tap de Chiapas, S. A. de C. V. (Key management personnel )		(248)		(184)
Telefonos de México, S. A. de C. V. (Key management personnel )		(48)		(224)
Mexicana de Aviación S. A. de C. V. (Key management personnel )		(47)		(150)
Grupo Posadas, S. A. de C. V. (Key management personnel)		(44)		(9)
Gafapa, S. A. de C. V. (Key management personnel)				(377)
Copenhaguen Airport A/S (Shareholder)				(1,047)

		(64,332)		(46,307)

Net	Ps.	(11,982)	Ps.	4,284

During the years ending December 31, 2007 and 2006, the following transaction with Related Parties were carried out.

	2007		2006

Revenues from airport services	Ps.	198,787	Ps.	214,316
Technical assistance		(91,945)		(73,707)
Administrative services		(5,782)		(4,435)
Leases		(2,457)		(2,480)
Telephone services and network connections		(5,737)		(3,395)
Cleaning services		(5,263)		(5,338)
Others		(3,003)		(1,911)

During the years ending December, 31, 2007 and 2006, the Company provided the following benefits to key management personnel, the Board of Directors and the different Committees in the Company:

	2007		2006

Compensation to key personnel	Ps.	16,500	Ps.	17,766
Compensation to Board of Directors and Committees		5,052		5,379

14. Commitments and contingencies
Commitments:
In 2005, the Company entered into a new 60 month operating lease for its corporate offices with monthly payments of US$ 17,832.
Rental expense was approximately Ps. 4,669, Ps. 2,480 and Ps. 2,457 for the years ended December 31, 2005, 2006 and 2007, respectively.
On December 30, 2003, the Company received the Ministry of Communications and Transportation approval for its Master Development Plan (“MDP”) for each of the nine airports for the period from 2004 through 2008. Based on the MDPs presented, the Company has agreed to make total improvements of Ps. 3,392,660 from 2004 through 2008, the commitments for the next year as follows:

Period	Amount (1)

2008	Ps.	569,521

(1)	Expressed in thousands of pesos in purchasing power as of December 31, 2007 applying Mexican National Construction Price Index factors according with the MDP’s terms.
As of December 31, 2007, the Company has complied with the investment commitments.
Contingencies:
a)	The operations of the Company are subject to Mexican federal and state laws and regulations relating to the protection of the environment. Under these laws, regulations have been issued concerning water and air pollution, environmental impact studies, noise control and hazardous wastes. The Ministry of the Environment, Natural Resources and Fishing can bring administrative, civil and criminal proceedings against Companies that violate environmental laws and has the power to close non-complying facilities.

b)	At present, there are two labor-law claims against the Company. The Company is in the judicial process. Moreover, no ruling has been handed down at the date of this report.

c)	The Huatulco municipal government has instigated legal proceedings against the Company to claim payment of the property tax corresponding to the land where the airport is located. The Company believes that there is no legal ground for the proceedings, as was the case in the municipality of Benito Juárez, where Cancún Airport is located and where a favorable ruling for the Company was obtained concerning the payment of the tax in question (although the municipality has since taken legal action to request the revocation of this ruling).
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

Year ended												Consolidation
December 31, 2005	Cancun		Villahermosa		Mérida		Servicios		Other		Adjustments	Total

Total revenues	Ps.	1,669,341	Ps.	95,655	Ps	142,565	Ps.	193,628	Ps.	339,999	(Ps.213,004)	Ps.	2,228,184
Operating income (loss)		809,512		27,965		20,226		(2,590)		220,949	(213,004)		863,058
Total assets		10,509,571		794,595		1,130,047		32,388		17,247,234	(14,530,309)		15,183,526
Capital expenditures		491,566		70,771		25,564		5,290		89,367			682,558
Depreciation and amortization		296,150		24,026		40,760		2,369		105,348			468,653

Year ended												Consolidation
December 31, 2006	Cancun		Villahermosa		Mérida		Servicios		Other		Adjustments	Total

Total revenues	Ps.	1,757,128	Ps.	100,655	Ps.	141,724	Ps	196,367	Ps.	345,688	(Ps.218,438)	Ps.	2,323,124
Operating income (loss)		840,902		17,046		14,740		1,827		(13,660)			860,855
Total assets		10,900,449		800,224		1,127,506		31,126		17,446,455	(14,802,706)		15,503,054
Capital expenditures		957,590		32,090		43,174		1,841		95,220	0		1,129,915
Depreciation and amortization		323,673		29,062		39,027		2,417		111,945	0		506,124

Year ended												Consolidation
December 31, 2007	Cancun		Villahermosa		Mérida		Servicios		Other		Adjustments	Total

Total revenues	Ps.	2,108,081	Ps.	130,984	Ps.	172,100	Ps.	206,271	Ps.	1,003,494	(Ps.835,039)	Ps.	2,785,891
Operating income (loss)		667,332		42,657		22,795		3,319		430,067			1,166,170
Total assets		11,303,907		898,475		1,251,028		22,383		17,944,140	(14,743,853)		16,676,081
Capital expenditures		544,066		5,679		45,745		1,966		67,704			665,160
Depreciation and amortization		350,138		29,279		41,000		2,208		118,196			540,821

The accounting policies of the reportable segments are the same as those described in note 2.
During 2007, the Company and its Subsidiaries entered into an intercompany agreement that enables the Company to recognize results by considering its Subsidiaries as one economic unit, and allows the Company to make corporate charges and credits to and from its Subsidiaries for the purpose of establishing sufficient cash flow at each Subsidiary to support such Subsidiary’s respective obligations. The implementation of this strategy affects operating income results reported by individual airports but does not affect the consolidated results.
16. Differences between Mexican Financial Reporting Standards and US GAAP
The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States of America (“US GAAP”). The consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 2). The reconciliation does not include the reversal of adjustments to the consolidated financial statements for the effects of inflation required under Mexican FRS because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.
The principal differences between Mexican FRS and US GAAP and the effect on the Company’s net income and stockholders’ equity are presented below with an explanation of the adjustments:

	For the year ended December 31,
	2005		2006		2007
Reconciliation of net income:
Net income as reported under Mexican FRS	Ps.	608,045	Ps.	547,967	Ps.	522,361

US GAAP adjustments:
(A) Amortization of airport concessions		196,336		196,336		196,336
(A) Amortization of rights to use airport facilities		17,546		15,880		10,594
(B) Amortization of Terminal 1 building write-off reversal		—		(50,162)		109
(C) Contract termination fee on leasehold agreement		16,466		15,893		16,526
(D) Concession fee on lease hold agreement, net of inflation effects		—		(4,014)		(14,531)
(E) Tax on dividends, net		(88,935)		(89,283)		(88,873)
(F) Deferred employees’ statutory profit sharing, net of inflation effects		(260,273)		(153,754)		(120,593)
(G) Deferred income taxes, net of inflation effects		(1,247)		(47,266)		(662,816)
(H) Deferred flat rate business tax, net of inflation effects		—		—		398,161

Total US GAAP adjustments		(120,107)		(116,370)		(265,087)

Net income under US GAAP	Ps.	487,938	Ps.	431,597	Ps.	257,274

Basic and diluted earnings per share	Ps.	1.63	Ps.	1.44	Ps.	0.86

	As of December 31,
	2006		2007
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican FRS	Ps.	14,303,288	Ps.	14,505,527

US GAAP adjustments:
(A) Airport concessions		(8,211,864)		(8,015,528)
(A) Rights to use airport facilities		(479,190)		(468,596)
(B) Terminal 1 write-off reversal		(50,162)		(50,053)
(C) Contract termination fee on leasehold agreement		(43,457)		(26,931)
(D) Concession fee on lease hold agreement		(4,014)		(18,545)
(F) Deferred employees’ statutory profit sharing		137,908		17,315
(G) Deferred income taxes		2,355,114		1,692,298
(H) Deferred flat rate business tax		—		398,161

Total US GAAP adjustments		(6,295,665)		(6,471,879)

Total stockholders’ equity under US GAAP	Ps.	8,007,623	Ps.	8,033,648

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under US GAAP are as follows:

Balance at December 31, 2005	Ps.	7,794,608
Net income		431,597
Dividends declared		(218,582)

Balance at December 31, 2006		8,007,623
Net income		257,274
Dividends declared		(231,249)

Balance at December 31, 2007	Ps.	8,033,648

The following tables present the condensed consolidated balance sheets and statements of income of the Company, including all US GAAP adjustments, as of December 31, 2005 and 2006, and for the years ended December 31, 2005, 2006 and 2007.

	As of December 31,
	2006		2007
Assets
Current assets:
Cash and cash equivalents	Ps.	859,857	Ps.	1,870,675
Other current assets		842,507		662,934
Current deferred income tax asset		24,757		5,533
Current deferred IETU asset		—		3,502

Total current assets		1,727,121		2,542,644

Improvements to concessioned assets, land, machinery, furniture and equipment — net		3,267,744		3,670,223
Airport concessions — net		30,916		22,376
Rights to use airport facilities — net		1,717,356		1,671,325
Noncurrent deferred employees’ statutory profit sharing		99,001		—
Noncurrent deferred income taxes		1,431,855		673,122

Total assets	Ps.	8,273,993	Ps.	8,579,690

Liabilities and Stockholders’ Equity
Other liabilities	Ps.	258,580	Ps.	335,549
Seniority premiums		7,790		8,494
Deferred employees’ statutory profit sharing liability		—		20,181
Deferred income taxes liability		—		87,336
Deferred flat rate business tax liability		—		94,482

Total liabilities		266,370		546,042

Total stockholders’ equity		8,007,623		8,033,648

Total liabilities and stockholders’ equity	Ps.	8,273,993	Ps.	8,579,690

	For the years ended
	December 31,
	2005		2006		2007

Net revenues	Ps.	2,228,184	Ps.	2,319,110	Ps.	2,771,216

Cost of services (1)		(839,369)		(814,046)		(862,827)
General and administrative expenses (1)		(134,248)		(106,138)		(104,019)
Depreciation and amortization		(238,306)		(277,808)		(317,256)
Other expenses		(196,707)		(258,884)		(233,624)

Operating expenses		(1,408,630)		(1,456,876)		(1,517,726)

Operating income		819,554		862,234		1,253,490

Net comprehensive financing income		23,677		15,786		14,367
Income tax expense (2)		(355,293)		(446,423)		(1,010,583)

Net income	Ps.	487,938	Ps.	431,597	Ps.	257,274

(1)	Exclusive of depreciation and amortization.

(2)	Consists of asset tax, tax on dividends income taxes and flat rate business tax.
(A) Airport concessions, rights to use airport facilities and environmental liabilities
Under Mexican FRS, the acquisition costs of the nine airport concessions were allocated to the rights to use the airport facilities and to the environmental liabilities assumed, with the remainder allocated to airport concessions. The amount allocated to the rights to use the airport facilities was based on the results of an independent appraisal. The fair values of the environmental liabilities assumed are based on management’s best estimate of the actual costs to be incurred and reflect the terms of an agreement with the environmental Authorities.
The rights to use the airport facilities, environmental liabilities and the airport concessions were transferred between entities under common control. Under US GAAP, the rights to use the airport facilities and the environmental liabilities were recorded equal to their historical book value at November 1, 1998 (Ps. 2,232,696 and Ps.15,532, respectively) and no value was assigned to the airport concessions from the predecessor.
(B) Terminal 1 building write-off reversal
As described in Note 1 in July 2006, the Company was instructed by the Mexican government to repair the Terminal 1 building and under Mexican FRS, the Company reversed a portion of the 2005 write-off related to certain assets of Terminal 1 which were once again to be placed in service.
Under US GAAP, reversal of losses is not permitted, therefore, the amount reversed and its related depreciation recognized in Mexican FRS was adjusted under US GAAP. That is, under US GAAP the carrying value of these Terminal 1 assets pre-July 2007 decision is zero.

(C) Contract termination fee on leasehold agreements
Under Mexican FRS, the Company capitalized a one-time termination fee on a concessionaire’s leases at the Cancun airport, which is being amortized over the remaining lives of the original lease agreements (see Note 6). Under US GAAP, pursuant to SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” this fee represents a contract termination cost that should be expensed when the Company terminates the leases. Therefore, charges of Ps. 16,466, Ps.15,893 and Ps.16,526 in the US GAAP reconciliation in 2005, 2006 and 2007, respectively, reflect the reversal of amortization expense recorded under Mexican FRS.
(D) Concession fee on leasehold agreement
During 2006, the Company entered into an agreement to transfer the operation of the restaurant and snack bar located in the Cancun airport to a third party. As result of this agreement, the Company would received 9 semi-annual installments with an interest rate of 15%. During 2006, the Company received anticipated payments of Ps. 4,014 thousands and during 2007, it received the total installments payments required over the term of the leasehold agreement.
Under Mexican FRS the Company recognized the fee as income as collected.
Under US GAAP, pursuant to SFAS No. 13 “Accounting For Leases” this agreement is accounted for as an operating lease; therefore income is recognized on a straight line basis over the term of the agreement.
(E) Tax on dividends
Under Mexican FRS, tax on dividends is recorded as a reduction of retained earnings. For the years ended December 31, 2005, 2006 and 2007, the Company paid tax on dividends amounting to Ps. 88,935, Ps. 89,283 and Ps. 88,873, respectively. Under US GAAP, tax on dividends is recorded within a tax expense since in accordance with Mexican Tax Law it can be used to reduce future taxable income in the year incurred and the following two years. Such tax on dividends is subject to a valuation allowance.
Under Mexican FRS, the recovered tax on dividends is recorded as a credit to retained earnings. Under US GAAP, the recovered tax on dividends is recorded as an income tax benefit in the income statement. As of December 31, 2005, 2006 and 2007, the Company has not recovered any amount of tax on dividends from the tax Authorities.
(F) Deferred Employees’ Statutory Profit Sharing (“PTU”)
Under Mexican FRS, Bulletin D-4 requires the recognition of Employees’ statutory profit sharing for all non-recurring temporary differences generated during the period.
Under US GAAP, employees’ statutory profit sharing is recognized in accordance with the requirements of SFAS 109. Under this method, Employees’ statutory profit sharing is recognized in respect of all temporary differences utilizing a full liability method. In addition, under US GAAP, the benefit or expense recognized during the period is recorded in pre-tax earnings.

The Company calculates profit sharing liabilities as 10% of its net taxable income. In calculating the net taxable income for profit sharing purposes, through December 31, 2004, the Company deducted net operating loss, or NOL, carryforwards. The application of NOL carryforwards can result in a deferred profit sharing asset for a given period instead of a profit sharing liability.
On May 3, 2005, the Mexican Supreme Court ruled in a plenary session relating to four cases that NOL carryforwards could not be deducted when calculating net taxable income for profit sharing liability purposes. In light of these decisions, the Company’s Management decided not to include the NOL carryforwards in the calculation of its profit sharing liability.
The deferred PTU tax adjustment represents the cumulative impact of the differences in accounting relating to the USGAAP adjustments described in A), B), C) and D) above, and the difference in presenting the effects of inflation.
The effects of temporary differences that give rise to deferred Employees’ statutory profit sharing assets, after considering the impact of US GAAP adjustments, as of December 31, 2006 and 2007 are as follows:

	December 31,
	2006		2007
Deferred PTU asset:
Fixed assets	Ps.	97,910	Ps.	—
Other		15,901		12,484
Less: Valuation allowance		(12,953)		(1,474)

		100,858		11,010

Deferred PTU liability:
Fixed assets	Ps.	—	Ps.	(27,028)
Other		(1,857)		(4,163)

Net deferred PTU asset (liability) under US GAAP		99,001		(20,181)

Net deferred PTU tax liability under Mexican FRS		38,907		(37,496)

Net deferred PTU US GAAP adjustments	Ps.	137,908	Ps.	17,315

(G) Deferred income taxes
Accounting for income taxes in accordance with Bulletin D-4 is similar to accounting for income taxes in accordance with US GAAP, SFAS No. 109 (“SFAS 109”), “Accounting for Income Taxes”.
Bulletin D-4 requires that the change in net deferred income taxes during the period resulting from inflation on monetary deferred tax assets and liabilities be recorded against the gain or loss on monetary position. For US GAAP purposes, the Company applied the guidance in EITF 93-9, “Application of FASB Statement No. 109 in Foreign Financial Statements Restated for General Price-Level Changes” and consequently, the deferred tax expense is calculated comparing beginning and ending deferred tax balances on a constant currency basis (i.e. December 31, 2007 constant pesos). The monetary gain related to deferred income taxes for the years ended December 31, 2005, 2006 and 2007 amounted to Ps.881, Ps. 1,940 and Ps.486, respectively which have been reflected in the deferred tax line item for US GAAP purposes.
The deferred income tax adjustments required to reconcile stockholders’ equity and net income under Mexican FRS to US GAAP as of and for the years ended December 31, 2005, 2006 and 2007, represents the cumulative impact of the differences in accounting relating to the US GAAP adjustments described in A), B), C) and D) above and the difference in presenting the effects of inflation.

The tax effects of temporary differences that give rise to deferred asset tax and liabilities, after considering the impact of US GAAP adjustments, at December 31, 2006 and 2007 are as follows:

	As of December 31,
	2006		2007

Current deferred income asset tax:
Accrued liabilities	Ps.	23,992	Ps.	23,436
Prepaids and other current assets		6,966		—

		30,958		23,436

Less: Current valuation allowance		(2,911)		(17,903)

Current deferred asset tax		28,047		5,533

Current deferred income tax liability:
Inventories		(3,290)		(3,171)
Prepaids and other current assets		—		(5,717)

Current deferred tax liability		(3,290)		(8,888)

Net current deferred income asset tax (liability)	Ps.	24,757	Ps.	(3,355)

Noncurrent deferred income asset tax:

Tax paid on dividends	Ps.	89,283	Ps.	88,873
Tax loss carryforwards		736,007		756,050
Fixed assets		289,503		11,520

		1,114,793		856,443
Less: Noncurrent valuation allowance		(276,173)		(675,235)

Noncurrent deferred asset tax		838,620		181,208

Noncurrent deferred income tax liability:
Fixed assets		—		(75,679)
Other deferred assets		(1,837)		(2,769)

Non current deferred tax liability		(1,837)		(78,448)

Net noncurrent deferred asset tax		836,783		102,760

Total net deferred asset tax		861,540		99,405
Recoverable asset tax		595,072		491,914

Net deferred income asset tax under US GAAP		1,456,612		591,319

Net deferred income tax liability under Mexican FRS		898,502		1,100,979

Net deferred income tax US GAAP adjustments to the net deferred income tax liability	Ps.	2,355,114	Ps.	1,692,298

Based on the history of cumulative tax losses in recent years and the coming expiration of some airports, the Company has recognized a valuation allowance for those airports that based on the projections, are not expected to generate taxable income in future periods when deductible temporary differences reverse or loss carriforwards remain available under Mexican tax law.
(H) Deferred flat rate business tax
On October 1, 2007, the Mexican Government enacted the new Flat Rate Business Tax (“Impuesto Empresarial a Tasa Unica” or “IETU”). This law became effective as of January 1, 2008. The law introduces a flat rate, which replaces Mexico’s asset tax and is applied along with Mexico’s regular income tax. Mexican companies will be required to pay the greater of the IETU or the income tax. IETU is calculated by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter. The US GAAP adjustment represents the cumulative impact of the differences in accounting relating to the US GAAP adjustments described in A), B), C) and D) above and the difference In presenting the effects of inflation.
The effects of temporary differences that give rise to deferred IETU, after considering the impact of the US GAAP adjustments as of December 2007 are as follows:

	As of December 31,
	2007

Deferred IETU tax asset:

Accrued liabilities	Ps.	3,502

Deferred IETU liability:

Fixed assets (acquired between 1998 and 2007)	Ps.	(93,083)

Other		(1,399)

		(94,482)

Net deferred IETU tax liability under US GAAP	Ps.	(90,980)

Net deferred IETU tax liability under Mexican FRS		(489,141)

Net deferred IETU US GAAP adjustments	Ps.	398,161

(I) Cash and marketable securities
Under Mexican FRS, temporary investments and marketable securities, expected to be held less than one year, are considered to be cash equivalents.
Under US GAAP, temporary investments and marketable securities with original maturities greater than 90 days are considered to be short-term investments and, accordingly, are shown separately from cash in the balance sheet and cash flow statement.
(J) Restructure, contract termination fees and loss on natural disaster
Under Mexican FRS, restructure costs, certain contract termination fees and loss on natural disaster were charged against the results of operations as a non-ordinary item. Under US GAAP, restructure costs, contract termination fees and loss from natural disaster would be considered an operating expense. These charges have been reclassified as an operating expense in the US GAAP condensed consolidated income statement.
(K) Supplemental Cash Flow Information
Mexican FRS Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statement of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending consolidated financial statement balances in constant pesos. Under US GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows of the Company for the years ended December 31, 2005, 2006 and 2007, prepared after considering the impact of US GAAP adjustments. The cash flow statements present nominal cash flows during the periods, adjusted to December 31, 2007, purchasing power.

	For the years ended
	December 31,
	2005		2006		2007
Operating activities:
Net income under US GAAP	Ps.	487,938	Ps.	431,597	Ps.	257,274
Adjustments to reconcile net income to cash flows provided by operating activities:
Loss from monetary position		68,724		91,642		92,950
Asset tax, tax on dividends and deferred income taxes		355,292		446,423		919,603
Deferred employees’ statutory profit sharing		260,273		153,754		119,185
Deferred flat rate business tax						90,980
Depreciation and amortization		238,306		277,808		317,255
Other provisions		197,118		62,245		63,127
Terminal 1 Building write off		59,343		—		—
Restoration cost for natural disasters		108,540		62,296		2,385
Insurance proceeds		(163,998)		(3,633)		—
Changes in operating assets and liabilities:
Trade receivables		72,070		(75,461)		(43,874)
Recoverable taxes and other current assets		(218,520)		(182,670)		(198,045)
Trade accounts payable		11,817		(16,291)		23,209
Accrued expenses and other payables		(176,354)		(165,277)		82,292

Cash flows provided by operating activities		1,300,549		1,082,433		1,726,341

Investing activities:
Short-term investments		(416,891)		(354,112)		409,012
Purchases of short — term investments		129,851		402,772		(51,062)
Proceeds from short — term investments
Purchase of other rights and machinery furniture and equipment		(643,649)		(1,034,232)		(722,200)
Insurance proceeds		116,494		51,137		—
Restorations payments		(58,550)		(94,352)		—

Cash flows used in investing activities		(872,745)		(1,028,787)		(364,250)

Financing activities:
Payments of tax on dividends		(88,935)		(89,283)		(88,873)
Payment of dividends		(207,507)		(218,582)		(231,249)

Cash flows used in financing activities		(296,442)		(307,865)		(320,122)

Effects of inflation on cash and cash equivalents		(34,259)		(45,157)		(31,151)

Increase (decrease) in cash and cash equivalents		97,103		(299,376)		1,010,818
Cash and cash equivalents at beginning of period		1,062,130		1,159,233		859,857

Cash and cash equivalents at end of period	Ps.	1,159,233	Ps.	859,857	Ps.	1,870,675

Supplemental cash disclosures:
Asset tax and tax paid on dividends	Ps.	235,523	Ps.	219,625	Ps.	170,760

(L) Recently Issued Accounting Standards
The Company is currently evaluating the impact, if any, of the adoption of the following recently issued accounting standars will have on its financial position, result of operations and disclosures.
In December 2007, the FASB published SFAS No. 160 “Non Controlling Interests in Consolidated Financial Statements” - an amendment of ARB No. 51. This statement addresses the reporting of minority interests in the results of the parent and provides direction for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements.
SFAS No. 160 will be effective for fiscal years, and interim periods after December 15, 2008, earlier adoption is prohibited and shall be applied prospectively.
In December 2007, the FASB published SFAS No. 141-R “Business Combinations", which replaces SFAS No. 141. This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.
SFAS No 141-R will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008, earlier adoption is prohibited.
In February 2007 the FASB published SFAS No. 159, “The Fair Value Option for Financial Assets and Financial liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense, and does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 “Fair Value Measurements", and SFAS No. 107, “Disclosures about Fair Value of Financial Instruments". SFAS No. 159 will be effective for all fiscal years beginning after November 15, 2007.
In September 2006 the FASB published SFAS No. 157 “Fair Value Measurements", which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. SFAS No. 157 was to be effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 6, 2008, the FASB issued a position paper that partially defers SFAS No. 157 for one year relating to non-financial assets and liabilities, except those items disclosed at fair value on a recurring basis.
On March 19, 2008 the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged.
C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By:	/s/ Adolfo Castro Rivas
	Name:	Adolfo Castro Rivas
	Title:	Chief Financial Officer
Dated: June 20, 2008

EXHIBIT INDEX

Exhibit
Number	Description

4.6	Amendment, dated January 1, 2008 to the Technical Assistance and Transfer of Technology Agreement among the Company, Grupo Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancun, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Merida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Copenhagen Airports, Fernando Gerardo Chico Pardo and ITA.

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.