Form 20-F
period 2008-12-31
SOUTHEAST AIRPORT GROUP
filed 2009-06-10
CIK 1123452

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2008
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
Bosque de Alisos No. 47A – 4th Floor
Bosques de las Lomas
05120 México, D.F.
México
Telephone: + 52 55 5284 0408
Fax: +52 55 5284 0454
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
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act, (Check one):

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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
SELECTED FINANCIAL DATA
We publish our financial statements in Mexican pesos. Pursuant to Financial Reporting Standards (Normas de Informacion Financiera) accepted in Mexico, or Mexican FRS, financial data in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F are stated in constant pesos as of December 31, 2007 for periods through and including December 31, 2007, and nominal pesos for periods beginning on and after January 1, 2008.
This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.7815 to U.S.$1.00, the exchange rate for pesos on January 2, 2009, as published by the Federal Reserve Board. On June 5, 2009 the exchange rate for pesos, as published by the Federal Reserve Board was Ps. 13.295 to U.S.$1.00.
The following tables present a summary of our consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto. Our financial statements are prepared in accordance with Mexican FRS, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Reconciliation to U.S. GAAP of our net income and total stockholders’ equity is also provided in this summary financial data. Note 18 to our financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to our business.
Mexican FRS provides that if the cumulative inflation in Mexico measured by the índice nacional de precios al consumidor, or national consumer price index (“NCPI”) in the most recent three-year period is less than 26%, we are required to cease recognizing the effects of inflation in our financial statements for the fiscal year following such period. Because the cumulative NCPI in the three-year period ended December 31, 2007 was below 26%, we ceased recognizing the effects of inflation in our financial statements as of January 1, 2008.

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
The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2004.

	Year ended December 31,
	2004		2005		2006		2007			2008
									(thousands of
									nominal
									Mexican		(thousands of
	(thousands of constant Mexican pesos as of December 31, 2007)(1)								pesos)(1)		dollars)(2)
Income statement data:
Mexican FRS:
Revenues:
Aeronautical services(3)	Ps.	1,662,873	Ps.	1,577,295	Ps.	1,647,594	Ps.	1,890,950	Ps.	2,101,879	$152,515
Non-aeronautical services(4)		541,582		650,889		675,530		894,941		1,066,828	77,410

Total revenues		2,204,455		2,228,184		2,323,124		2,785,891		3,168,707	$229,925
Operating expenses:
Cost of services		(521,383)		(602,436)		(665,275)		(743,642)		(810,101)	(58,782)
General and administrative expenses		(117,984)		(110,907)		(101,156)		(104,019)		(114,159)	(8,283)
Technical assistance fee(5)		(74,697)		(71,721)		(73,707)		(91,945)		(104,485)	(7,582)
Government Concession fee(6)		(110,181)		(111,409)		(116,007)		(139,294)		(154,752)	(11,229)
Depreciation and amortization		(445,746)		(468,653)		(506,124)		(540,821)		(601,513)	(43,646)

Net comprehensive financing		(32,026)		24,558		15,786		15,144		174,272	12,645
Non-ordinary items(7)		(19,762)		(9,678)		(16,242)		(2,385)		(9,734)	(706)

Income before taxes		882,676		877,938		860,399		1,178,929		1,548,235	112,342
Provision for income taxes		(205,498)		(269,893)		(312,432)		(656,568)		(498,766)	(36,191)

Net income		677,178		608,045		547,967		522,361		1,049,469	76,151
Basic and diluted earnings per share(10)		2.26		2.03		1.83		1.74		3.50	0.25
Basic and diluted earnings per ADS (unaudited)(8)		22.57		20.27		18.27		17.41		34.98	2.54
U.S. GAAP:
Revenues		2,204,455		2,228,184		2,319,110		2,771,216		3,174,893	230,374
Operating income		937,944		819,554		862,234		1,253,490		1,587,205	115,169
Net income		277,195		487,938		431,597		257,274		1,219,609	88,496
Basic and diluted earnings per share(10)		0.92		1.63		1.44		0.86		4.07	0.29
Basic and diluted earnings per ADS (unaudited)(8)		9.24		16.26		14.39		8.58		40.65	2.95
Dividends per share(9)		0.65		0.69		0.73		0.77		2.00	0.15
Other Operating Data (Unaudited):
Total passengers (thousands of passengers)		13,897.1		13,321.3		13,779.9		16,238.8		17,752.4	17,752.4
Total air traffic movements (thousands of movements)		219.8		209.9		220.5		262.3		270.1	270.1
Total revenues per passenger (in pesos or dollars)	Ps.	158.6	Ps.	167.3	Ps.	168.6	Ps.	171.6	Ps.	178.5	$13.0

	As of and for the year ended December 31,
	2004		2005		2006		2007		2008
									(thousands of
									nominal
									Mexican		(thousands of
	(thousands of constant Mexican pesos as of December 31, 2007)(1)								pesos)(1)		dollars) (2)
Balance Sheet Data:
Mexican FRS:
Cash and marketable securities	Ps.	1,297,829	Ps.	1,655,728	Ps.	1,288,353	Ps.	1,925,697	Ps.	1,733,512	$125,785
Total current assets		1,601,012		2,006,628		1,702,364		2,415,241		2,793,941	202,731
Airport concessions, net		8,759,145		8,501,010		8,242,778		8,037,900		7,833,022	568,372
Rights to use airport facilities, net		2,396,700		2,265,447		2,246,711		2,189,975		2,123,865	154,110
Total assets		14,564,007		15,183,527		15,503,054		16,676,081		17,374,594	1,260,719
Current liabilities		213,897		380,966		254,564		317,002		621,570	45,102
Total liabilities		812,426		1,120,341		1,199,766		2,170,554		2,419,598	175,569
Capital Stock		12,799,204		12,799,204		12,799,204		12,799,204		12,799,204	9228,724
Net equity/stockholders’ equity		13,751,581		14,063,186		14,303,288		14,505,527		14,954,996	1,081,150
U.S. GAAP:
Cash and cash equivalents		1,062,128		1,159,233		859,857		1,870,675		1,733,512	125,785
Total current assets		1,601,012		2,054,071		1,727,121		2,542,644		2,927,037	212,389
Airport concessions, net		154,610		92,810		30,916		22,376		13,776	1,000
Rights to use airport facilities		1,884,085		1,770,376		1,717,356		1,671,325		1,615,667	117,234
Total assets		7,727,788		8,182,141		8,273,993		8,579,690		9,709,366	704,522
Total liabilities		213,613		387,534		266,370		546,042		1,056,109	76,632
Capital Stock		6,989,281		6,989,281		6,989,281		6,989,281		6,989,281	507,150
Net equity/stockholders’ equity		7,514,175		7,794,607		8,007,623		8,033,648		8,653,257	627,889

Statement of Changes in Financial Position:(11)
Mexican FRS:
Resources provided by operating activities		1,252,649		1,336,897		1,070,404		1,622,626
Resources used in financing activities		(242,273)		(296,442)		(307,865)		(320,122)
Resources used in investing activities		(546,189)		(682,558)		(1,129,915)		(665,160)

Increase (decrease) in cash and marketable securities		464,187		357,897		(367,376)		637,344

Cash Flow Data:(11)
Mexican FRS:
Cash flow provided by operating activities										1,555,170	112,845
Cash flow used in financing activities										(951,262)	(69,025)
Cash flow used in investing activities										(796,093)	(57,765)

Increase (decrease) in cash and marketable securities										(192,185)	(13,945)
U.S. GAAP:
Cash flow provided by operating activities		1,173,908		1,300,549		1,082,433		1,726,341		1,694,849	122,980
Cash flow used in financing activities		(269,187)		(296,442)		(307,865)		(320,122)		(951,262)	(69,025)
Cash flow used in investing activities		(367,168)		(872,745)		(1,028,787)		(364,250)		(880,750)	(63,908)
Effect of inflation on cash and cash equivalents		15,818		(34,259)		(45,157)		(31,151)		—	—
Increase (decrease) in cash and cash equivalents		553,371		97,103		(299,376)		1,010,818		(137,163)	(9,953)

(1)	Except for operating data. Per share and per passenger peso amounts are expressed in pesos (not thousands of pesos).

(2)	Except for operating data. Translated into dollars at the rate of Ps. 13.7815 per U.S. dollar, the Federal Reserve Board exchange rate for Mexican pesos at January 2, 2009. Per share and per passenger dollar amounts are expressed in dollars (not thousands of dollars).

(3)	Revenues from aeronautical services include those earned from passenger charges, landing charges, aircraft parking charges, charges for airport security services and charges for use of passenger walkways.

(4)	Revenues from non-aeronautical services are earned from the leasing of space in our airports, access fees collected from third parties providing services at our airports and miscellaneous other sources.

(5)	Since April 19, 1999, we have paid ITA a technical assistance fee under the technical assistance agreement entered into in connection with the purchase by Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. (“ITA”) of its Series BB shares. This fee is described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA.”

(6)	Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder’s gross annual revenues from the use of public domain assets pursuant to the terms of its concession.

(7)	Non-ordinary items refers to restructuring and contract termination fees and loss on natural disasters. On January 1, 2007, we adopted Mexican FRS B-3,“Statement of Income” which incorporates, among other things, a new approach to classifying income and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as an ordinary expense and not as tax. Accordingly, our financial statements for 2006 and 2005 have also been reclassified to conform the current year presentation. Such reclassifications consisted of 1) Ps. 16,242 and Ps. 9,678, respectively, reclassified from extraordinary items to non-ordinary items, and 2) Ps. 3,904 and Ps. 2,557, respectively, reclassified from provision for income taxes and employees’ statutory profit sharing to general and administrative expenses.

(8)	Based on the ratio of 10 Series B shares per ADS.

(9)	Income tax was payable on the dividends because the distribution was not made from our after-tax earnings account.

(10)	Shares outstanding for all periods presented were 300,000,000.

(11)	In 2008, we adopted Mexican FRS B-2 “Cash-Flow” which requires us to present a statement of cash flows in place of a statement of changes in financial position. The statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing or financing activities.

EXCHANGE RATES
The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos for the periods ended December 31, 2004 through December 31, 2008. The Federal Reserve Bank of New York discontinued the publication of foreign exchange rates on December 31, 2008, and therefore, the data provided for the periods beginning January 1, 2009 are based on the rates published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. We have not restated the rates in constant currency units. All amounts are stated in pesos. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)

2004	11.64	10.81	11.15	11.31

2005	11.41	10.41	10.63	10.89

2006	11.46	10.43	10.80	10.91

2007	11.27	10.67	10.92	10.93

2008	13.94	9.92	13.83	11.21

December 2008	13.83	13.09	13.83	13.42

2009
January 2009	14.33	13.33	14.33	13.88
February 2009	15.09	14.13	15.09	14.61
March 2009	15.59	14.02	14.21	14.69
April 2009	13.89	13.05	13.80	13.39
May 2009	13.82	12.88	13.18	13.19

(1)	Average of month-end rates or daily rates, as applicable.

Source:	Federal Reserve Bank of New York noon buying rate (2004-2008); Federal Reserve Board H.10 Weekly Release (2009).
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

On December 31, 2008, the Federal Reserve Bank of New York noon buying rate was Ps. 13.83 per U.S.$1.00. On June 5, 2009, the exchange rate for pesos, as published by the Federal Reserve Board was Ps. 13.295 per U.S. $1.00.
For a discussion of the effects of fluctuations in the exchange rates between the peso and the U.S. dollar, see “Item 10. Additional Information—Exchange Controls.”
RISK FACTORS
Risks Related to Our Operations
Hurricanes, epidemics and other natural disasters have adversely affected our business in the past and could do so again in the future.
The recent outbreak of Influenza A/H1N1 in Mexico has, and will continue to adversely affect our business.
Since late April 2009, Mexico has been affected by an outbreak of Influenza A/H1N1. According to the Mexican Secretary of Health, Influenza A/H1N1 has resulted in the deaths of 83 people in Mexico, with a total of 4,541 reported cases as of May 25, 2009. As a result of the outbreak and the subsequent transmission to the United States, a number of countries, including the United States, Great Britain and France, as well as the European Union advised against non-essential travel to Mexico, although these advisories had been lifted as of May 20, 2009. At least four countries (Argentina, Cuba, Ecuador and Peru) ordered restrictions on flights to Mexico, although as of June 1, 2009, flights had resumed from these countries. In addition, a larger number of countries have imposed restrictions on travelers and cargo arriving from Mexico. For more information on the Influenza A/H1N1, please see “Item 5. Operating and Financial Review and Prospects – Recent Developments – Influenza A/H1N1.” These travel restrictions have resulted in a significant reduction in international passenger traffic to and from our airports since late April 2009. Furthermore, the Mexican government ordered the cancellation of all public events and the closure of most museums and other tourist attractions from April 24 to May 5, 2009. As a result of this and other regulations imposed by the government, domestic travel within Mexico, and therefore, our domestic passenger traffic, declined substantially during this period. During the last week of April and the first week of May 2009, international and domestic passenger traffic levels declined by 31.7% and 39.9%, respectively, when compared to the last week of April and the first week of May 2008. As a result of these declines in international and domestic passenger traffic to and from our airports, our results of operations have been adversely affected, and we expect that they may continue to be adversely affected until the scope of the Influenza A/H1N1 outbreak is reduced and the public perceives that it is again safe to travel to the destinations served by our airports.
We have experienced hurricanes in the past, and may experience hurricanes in the future.
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

On October 21, 2005, Hurricane Wilma struck the Yucatan Peninsula, causing severe damage to the infrastructure of the Cancún and Cozumel airports and to our administrative office building in Cancún. Cancún and Cozumel airports were closed for approximately 62 hours and 42 hours, respectively, and airport operations were disrupted for several weeks thereafter. The hurricane also inflicted extensive damage on the hotel and tourist infrastructure in Cancún, the Mayan Riviera region and Cozumel, which led to sharply reduced air passenger traffic at our airports, especially in the fourth quarter of 2005 and during the first half of 2006. During the fourth quarter of 2005, our passenger traffic decreased 33.1%, and revenues and operating income fell 32.6% and 86.5%, respectively, relative to the same period in 2004, reflecting the decline in passenger traffic. Tourism in Cancún and the Mayan Riviera has by now largely recovered from Hurricane Wilma, and tourism in Cozumel continues to recover.
Other hurricanes, such as Hurricane Dean in August 2007, Hurricane Emily in July 2005 and Hurricane Ivan in September 2004, have also affected our operations.
Our business could be adversely affected by a downturn in the U.S. economy.
In 2008, 64.4% of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States. Thus, our business is dependent on the condition of the U.S. economy, and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition. The U.S. economy has recently experienced and continues to experience a recession that may negatively affect our results of operations. For example, in the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.5% and 6.2%, respectively, and in the first quarter of 2009, U.S. gross domestic product decreased at an annualized rate of 5.7%. If this recession becomes a prolonged economic crisis, it will likely have a material adverse effect on our results of operations.
Fluctuations in international petroleum prices could reduce demand for air travel.
International prices of fuel, which represents a significant cost for airlines using our airports, have experienced significant volatility over the past year. Most of our airline customers use kerosene-based jet fuel, the price of which is based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport. The U.S. gulf coast spot price for kerosene-based jet fuel was $2.74 per gallon on January 2, 2008, peaked at $4.81 per gallon on September 12, 2008, reached a low point at $1.21 per gallon on December 10, 2008, and ended the year at $1.32 per gallon on December 31, 2008, according to the Energy Information Administration of the U.S. Department of Energy. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. In addition, a number of airlines have engaged in hedging strategies with respect to fuel prices that, because of the recent decline in oil prices, have resulted in the airlines incurring significant derivative-related liabilities. Such increases in airlines’ costs may have resulted in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.
The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability, largely as a result of higher oil prices. On March 24, 2009, the International Air Transport Association (IATA) revised its 2009 financial forecast for the air transport industry downwards to a loss of U.S.$4.7 billion from its prior forecast of a loss of U.S.$2.5 billion. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers, including Grupo Mexicana, which includes Click (formerly known as Aerovías Caribe) (which accounted for 5.2% of our revenues in 2008) and Mexicana (which accounted for 5.0% of our revenues in 2008), American Airlines (which accounted for 4.7% of our revenues in 2008), Continental Airlines (which accounted for 4.5% of our revenues in 2008) and Aeromexico (4.0% of our revenues in 2008). We do not have contracts with any airlines that obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. We expect that we will continue to generate a significant portion of our revenues from a relatively small number of airlines in the foreseeable future. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.
Furthermore, passenger charges, which accounted for 51.5% of our revenues in 2008, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight. If any of our key customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges
In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico. Accordingly, we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

Our business is highly dependent upon revenues from Cancún International Airport.
In 2008, Ps. 2,443.3 million or 77.1% respectively, of our revenues were derived from operations at Cancún International Airport. During 2007 and 2008, Cancún International Airport represented 69.8% and 71.2%, respectively, of our passenger traffic and 43.5% and 44.9%, respectively, of our air traffic movements. The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control. For example, in 2008, some newspapers reported an increase in the level of drug-related violence in Mexico. Although these reports generally indicated that this increase in violence affects mostly cities along the U.S.-Mexico border, and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit. In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination. We cannot assure you that tourism in Cancún will not decline in the future. Any event or condition affecting Cancún International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.
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
Historically, a substantial majority of our revenues have been aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2008, passenger charges represented 51.5% of our consolidated revenues.
International events such as the terrorist attacks on the United States on September 11, 2001, the war in Iraq and public health crises such as Severe Acute Respiratory Syndrome (or “SARS”) have disrupted the frequency and pattern of air travel worldwide in recent years. Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as Influenza A/H1N1, SARS, avian influenza or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

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
In 2006, 2007 and 2008, approximately 76.5%, 66.9% and 63.2% respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport. As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport. In 2007, Mexico City International Airport opened Terminal 2 with 23 boarding gates with boarding bridges and three remote boarding gates served by buses, thus increasing its terminal capacity. However, we cannot assure you that the airport’s operations will not decrease in the future, or that this capacity increase will result in an increase in passenger traffic at our airports.
Additionally, Toluca International Airport, which is located approximately 64 km from Mexico City, has recently emerged as a complementary airport to Mexico City International Airport. Toluca International Airport is largely served by low-cost airlines that cater to domestic leisure travelers, which we believe tend to be sensitive to both changes in the cost of air travel and economic conditions, and, to a lesser extent, business travelers. In 2007 and 2008, approximately 10.6% and 13.6%, respectively, of our domestic passengers flew to or from our airports via Toluca International Airport. However, beginning in 2008, the rising cost of fuel resulted in higher prices for air travel, which led to decreased passenger traffic from domestic leisure travelers. In addition, as a result of recent economic and other conditions in Mexico, we believe that discretionary spending on domestic travel in Mexico has decreased. As a result of decreased domestic travel, passenger traffic to and from Toluca has declined significantly, from approximately 14.9% of passengers traveling through our airports in the first quarter of 2008 to 7.5% of passengers traveling through our airports in the first quarter of 2009. Any event or condition that adversely affects Mexico City International Airport or Toluca International Airport could adversely affect our business, results of operations, prospects and financial condition.

Competition from other tourist destinations could adversely affect our business.
One of the principal factors affecting our results of operations and business is the number of passengers using our airports. The number of passengers using our airports may vary as a result of factors beyond our control, including the level of tourism in Mexico. In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Acapulco, Puerto Vallarta and Los Cabos, or elsewhere, such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and Central American destinations. The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of Mexico. There can be no assurance that tourism levels in the future will match or exceed current levels.
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
Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 40.4% of our total employees as of December 31, 2008), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.
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
Following tender offers in the United States and Mexico for our Series B shares that expired on June 19, 2007 and subsequent market purchases, Agrupación Aeroportuaria Internacional, S.A. de C.V. and Agrupación Aeroportuaria Internacional II, S.A. de C.V., entities indirectly owned and controlled by Fernando Chico Pardo, now own 25.4% of our total capital stock. The results of the tender offers are described in greater detail in “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Tender Offer by Fernando Chico Pardo.”

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
As a result of this ownership, Mr. Chico Pardo, who is also the chairman of our board of directors and our Chief Executive Officer, directly and indirectly owns 29.3% of our total capital stock, and is able to exert a significant influence over our management and matters requiring the approval of our stockholders. The interests of Mr. Chico Pardo, Copenhagen Airports and ITA may differ from those of our other stockholders, and there can be no assurance that any of Mr. Chico Pardo, Copenhagen Airports or ITA will exercise its rights in ways that favor the interests of our other stockholders. Furthermore, this concentration of ownership by Mr. Chico Pardo and the special rights granted to ITA may have the effect of impeding a merger, consolidation, takeover or other business combination involving ASUR.
Some of our board members and stockholders have business relationships that may generate conflicts of interest.
Some of our board members or stockholders may have outside business relationships that generate conflicts of interest. For example, Fernando Chico Pardo, the chairman of our board of directors, our principal stockholder, is also a member of the board of directors of Grupo Posadas, S.A. de C.V., a company that holds an interest in Click (formerly known as Aerovías Caribe) and Mexicana Airlines. Click and Mexicana are our largest and second largest customers respectively, accounting for 5.2% and 5.0% of our revenues in 2008, respectively. Conflicts may arise between the interests of these or other individuals in their capacities as our shareholders and/or directors, on the one hand, and their outside business interests on the other. There can be no assurance that any conflicts of interest will not have an adverse effect on our shareholders.
Our operations are at greater risk of disruption due to the dependence of most of our airports on a single commercial runway.
As is the case with many other domestic and international airports around the world, most of our airports, including Cancún International Airport, have only one commercial aviation runway. While we seek to keep our runways in good working order and to conduct scheduled maintenance during off-peak hours, we cannot assure you that the operation of our runways will not be disrupted due to required maintenance or repairs. In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control. The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.

Due to a significant increase in air traffic operations at Cancún International Airport in recent years, we have begun construction on a second runway, which we expect to complete in the fourth quarter of 2009. If we are unable to complete the construction or commence operation of this second runway for any reason, it could limit the growth of our business and adversely affect our results of operations, future prospects or financial condition.
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
In addition, in November 2008, as part of our purchase 130 hectares of land in Huatulco for Ps. 286.3 million from the National Tourism Fund, or FONATUR, we agreed to construct at least 450 and up to 1,300 hotel rooms. In connection with the construction of these hotel rooms, we have agreed to meet a series of construction milestones, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction. We have completed and presented a master development plan and FONATUR granted us a one-year extension of time to submit architectural plans. For more information on the Huatulco development, please see “Item 4. Information on the Company—Business Overview—Other Properties”. If we do not satisfy the remaining milestones within the allotted time (including any extensions) or we otherwise fail to satisfy them, we may be subject to penalties, including a fine of up to 6.5% of the amount we paid for the land, or Ps. 17.2 million, and the potential seizure by FONATUR of the land that we purchased. We cannot assure you that FONATUR will grant future requests for extensions of time, or that we will be able to timely complete the required steps within their respective allotted time frames.
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
The system of price regulation applicable to our airports establishes an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined for each year through December 31, 2013. For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4. Information on the Company—Regulatory Framework—Price Regulation.” Under the terms of our concessions, there is no guarantee that the results of operations of any airport will be profitable.
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
In addition, our maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year term ending December 31, 2013, an annual efficiency adjustment factor of 0.70% was established by the Ministry of Communications and Transportation. Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4. Information on the Company—Regulatory Framework—Price Regulation—Methodology for Determining Future Maximum Rates.” We cannot assure you that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate.

Our maximum rates and investment commitments will be adjusted if a concession is granted to construct the Mayan Riviera airport.
The Master Development Plans and maximum rates for each of our airports were approved on March 31, 2009, as of which date a concession for the Mayan Riviera airport had not been granted. The Mayan Riviera airport is included in the National Infrastructure Plan for 2007-2012. Because of uncertainty relating to the timing of the granting of the concession, the Ministry of Communications and Transportation did not account for any effects related to construction, administration and operation of the Mayan Riviera airport, and the beginning of flight operations there, on projected passenger traffic levels for Cancún airport. Accordingly, within three months as from the granting of a concession to operate the Mayan Riviera airport, the Ministry of Communications and Transportation has committed to revise the passenger traffic level projections for our airports and to modify accordingly the Master Development Plans, investment obligations and maximum tariffs that we are authorized to charge. We cannot predict how the Ministry of Communications and Transportation will adjust our Master Development Plans and maximum rates, whether these adjustments will be sufficient to account for the effects on projected traffic levels at Cancún airport, or whether these adjustments will be favorable at all.
The regulatory framework we are subject to could be changed in a way that adversely affects us due to a report issued by the Chairman of the Mexican Competition Commission.
On October 1, 2007, the Chairman of Federal Competition Commission (Comisión Federal de Competencia, or the “Competition Commission”) released an independent report on the competitiveness of Mexico’s airports relative to each other and to international airports. For a description of this report, please see “Item 5. Operating and Financial Review and Prospects – Recent Developments - Report of the Federal Competition Commission on Mexico’s Airports.” After the Competition Commission Chairman’s report was released, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. The bill proposes to establish an autonomous Federal Airport Services Commission (Comision Federal de Servicios Aeroportuarios) which would be charged with regulating airport service providers; require the Secretaria de Comunicaciones y Transporte, or the “Ministry of Communications and Transportation” to consult with the Competition Commission on policy decisions and the granting of concessions; allow the Ministry of Communications and Transportation to consider economic efficiency and reductions in user costs when granting airport concessions; permit the Federal Airport Services Commission to conduct auctions for take-off and landing slots at saturated airports; allow the Federal Airport Services Commission to require equal participation by investors and Mexican businesses in providing regulated services and to require airports to obtain an annual accreditation. We cannot predict whether these amendments will be adopted or, if adopted, the impact they would have on us, including whether these amendments would result in a change to our maximum rates.

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
We operate each of our airports under 50-year concessions granted as of 1998 by the Mexican government. A concession may be terminated for a variety of reasons. For example, a concession may be terminated if we fail to make the committed investments required by the terms of that concession. In addition, in the event that we exceed the applicable maximum rate at an airport in any year, the Ministry of Communications and Transportation is entitled to reduce the applicable maximum rate at that airport for the subsequent year and assess a penalty. Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in termination only if sanctions have been imposed for violation of the relevant term at least three times. Violations of other terms of a concession can result in the immediate termination of the concession. We would face similar sanctions for violations of the Mexican Airport Law or its regulations. Although we believe we are currently complying with the principal requirements of the Mexican Airport Law and its regulations, we may not be in compliance with certain requirements under the regulations. These violations could result in fines or other sanctions being assessed by the Ministry of Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times. For a description of the consequences that may result from the violation of various terms of our concessions, the Mexican Airport Law or its regulations, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.” Under applicable Mexican law and the terms of our concessions, our concessions may also be made subject to additional conditions, which we may be unable to meet. Failure to meet these conditions may also result in fines, other sanctions and the termination of the concessions.
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
The Mexican government could grant new concessions that compete with our airports, including the Cancún International Airport.
The Mexican government could grant additional concessions to operate existing government managed airports, or authorize the construction of new airports, that could compete directly with our airports. The Mexican government has announced that it intends, at some point in the future, to grant a concession for a new airport in the Mayan Riviera through a public bidding process. The bidding process is expected to take place during the second half of 2009. The Mexican state of Quintana Roo has formed a majority state-owned company to seek any such concession that may be granted. Currently, the Mayan Riviera is served primarily by Cancún International Airport. We have no further details on the construction or projected opening of the airport and are unable to predict the effect that it may have on our passenger traffic or operating results if the project is successfully carried out. Any competition from this or other such airports could have a material adverse effect on our business and results of operations. Generally, the grant of a concession for a new or existing airport is required to be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, it is currently our intention to participate in such process, but we cannot assure you that we will participate, that we would be successful if we did participate or that the Federal Competition Commission will permit us to participate in the bidding process. In addition, in certain circumstances, the Mexican government can grant concessions without conducting a public bidding process. Furthermore, the Federal Competition Commission has the power, under certain circumstances, to reject awards of concessions granted by the government. Please see “Item 4. Information on the Company—Regulatory Framework—Grants of New Concessions” below. Grants of new concessions that compete with our airports could adversely affect our business, results of operations, prospects and financial condition.

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.
Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated. In 2008, approximately 66.3% of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations and that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our master development programs or the obligation under concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.
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
Historically, we have set the prices we charge for regulated services at each airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport. We expect to continue to pursue this pricing strategy in the future. For example, in 2008, our revenues subject to maximum rate regulation represented 95.4% of the amount we were entitled to earn under the maximum rates for all of our airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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
We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)). However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight. Such tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight. Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the termination of one of our concessions. The peso has recently experienced significant volatility, depreciating 29.4%, from 10.9814 pesos per U.S. dollar on September 30, 2008 to 14.2100 pesos per U.S. dollar on March 31, 2009. In the event that any one of our concessions is terminated, our other concessions may also be terminated.
Risks Related to Mexico
Appreciation, depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.
Following the devaluation of the peso in December 1994 and the resulting economic crisis in Mexico, the aggregate passenger traffic volume in our airports in 1995 decreased as compared to the prior year, reflecting a decrease in domestic passenger traffic volume that more than offset an increase in international passenger traffic volume. Recently, the peso has decreased substantially in value against the U.S. dollar, which could (notwithstanding other factors) lead to a decrease in domestic passenger traffic, that may not be offset by any increase in international passenger traffic. Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume.

In addition, devaluation or depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the Series B shares, as well as the dollar value of any dividend or other distributions that we may make.
As of December 31, 2008 less than 1.1% of our liabilities (U.S.$1.9 million) were dollar-denominated. Although we currently intend to fund the investments required by our business strategy through cash flow from operations, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.
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
Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy. In 2002, GDP grew by 0.9% and inflation reached 5.7%. In 2003, GDP grew by 1.4% and inflation was 4.0%. In 2004, GDP grew by 4.2% and inflation increased to 5.2%. In 2005, GDP grew by approximately 2.8% and inflation decreased to 3.3%. In 2006, GDP grew by approximately 4.8% and inflation reached 4.1%. In 2007, GDP grew by approximately 3.3% and inflation declined to 3.8%. In 2008, GDP grew by approximately 1.3% and inflation increased to 6.5%.
However, Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6% and inflation increased by 2.5%. GDP fell by an additional 8.2% and inflation increased by an additional 1.4% in the first quarter of 2009. During these periods, we have observed a decrease in domestic travel, which has affected passenger traffic levels at our airports.

Mexico also has, and is expected to continue to have, high real and nominal interest rates. The 28-day Interbank Equilibirum Interest Rate, or Tasa de Intereses Interbancaria de Equilibiro (“TIIE”), as reported by the Banco de Mexico, averaged approximately 7.1%, 9.6%, 7.5%, 7.7% and 8.3% for 2004, 2005, 2006, 2007 and 2008, respectively. As of June 5, 2009, the TIIE was 5.38%. All of our current peso-denominated debt is charged interest at a rate based on TIIE. We do not use hedging agreements to manage our interest rate risk. Therefore, we may be charged high interest rates on our current peso-denominated debt or any peso-denominated debt we incur in the future.
If the Mexican economy continues to experience a recession or the existing recession becomes more severe, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.
Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, our operations.
National elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party (PRI) with the election of President Vicente Fox Quesada, a member of the National Action Party (PAN) and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. On July 2, 2006, Felipe Calderon Hinojosa, also of the PAN, was elected to succeed him. No single party currently has a majority in the Congress or Senate. Congressional elections are set to take place in July 2009. This shift in political power has transformed Mexico from a one-party state to a pluralist democracy. Multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. The lack of a majority party in the legislature and the current lack of alignment between the legislature and the President could result in instability or deadlock.
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
In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. In particular, our Financial Statements are prepared in accordance with Mexican FRS, which differs from U.S. GAAP in a number of respects. Note 18 to our financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us. Items on the financial statements of a company prepared in accordance with Mexican FRS may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with U.S. GAAP.
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
Item 4. Information on the Company
HISTORY AND DEVELOPMENT OF THE COMPANY
Grupo Aeroportuario del Sureste, S.A.B. de C.V., or ASUR, is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private-sector investment. The duration of our corporate existence is indefinite. We are a holding company and conduct all of our operations through our subsidiaries. The terms “ASUR,” “we” and “our” in this annual report refer both to Grupo Aeroportuario del Sureste, S.A.B. de C.V. as well as Grupo Aeroportuario del Sureste, S.A.B. de C.V. together with its subsidiaries. Our registered office is located at Bosque de Alisos No. 47a-4th Floor, Bosques de las Lomas, 05120 México, D.F., Mexico, telephone (5255) 5284 0408.

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
In connection with the tender offers and other transactions undertaken by Mr. Chico Pardo in June 2007, ITA converted 22,050,000 Series BB shares representing 7.35% of our total outstanding capital stock into Series B shares and transferred such shares to Agrupación Aeroportuaria Internacional, S.A. de C.V. by means of a spin-off. As a result of this transaction and other open-market purchases, ITA currently holds 22,950,000 Series BB shares representing 7.65% of our total outstanding capital stock. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Tender Offer by Fernando Chico Pardo”.
Mr. Chico Pardo is the founder and President of Promecap, S.C. He serves as a board member of various organizations, including ITA, Grupo Posadas, Grupo Financiero Inbursa, Grupo Carso, Sanborns Hermanos and Sears Roebuck de Mexico.
Copenhagen Airports is among the world’s leading airport operators and has won several international awards. Copenhagen Airport is Scandinavia’s main airport. In 2008, approximately 21.5 million passengers were served at Copenhagen Airport.  Additionally, Copenhagen Airports owns and operates Roskilde Airport located about 30 kilometers from Copenhagen, and holds shares in Newcastle International Airport in England.

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
ITA was restricted from transferring any of its remaining Series BB shares until December 18, 2008. Currently, ITA may sell in any year up to 20% of its remaining ownership interest in us represented by Series BB shares. Our bylaws provide that Series BB shares must be converted into Series B shares prior to transfer. For a more detailed discussion of ITA’s rights to transfer its stock, see “Item 10. Additional Information—Registration and Transfer.”
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

Master Development Programs
Under the terms of our concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan covers a fifteen-year period and includes investment commitments for the regulated part of our business (including certain capital expenditures and improvements) for the succeeding five-year period and investment projections for the regulated part of our business (including certain capital expenditures and improvements) for the remaining ten years. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. Committed investments are minimum requirements, and our capital expenditures may exceed our investment commitments in any period. On March 31, 2009, the Ministry of Communications and Transportation approved each of our current updated master development plans. These plans are in effect from January 1, 2009 to December 31, 2013.
The following table sets forth our committed investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.
Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2009			2010			2011			2012			2013			Totals
	(millions of constant pesos as of December 31, 2008)(1)

Cancún	Ps.	582.0	(2)	Ps.	625.0	(2)	Ps.	424.5	(2)	Ps.	447.6	(2)	Ps.	334.6	(2)	Ps.	2,413.7	(2)
Cozumel		17.5			42.1			14.2			33.7			10.2			117.7
Huatulco		52.9			151.0			70.4			59.3			9.8			343.4
Mérida		80.8			128.2			72.8			16.3			6.1			304.2
Minatitlán		20.6			24.9			6.6			3.6			3.8			59.5
Oaxaca		48.1			139.0			62.0			42.5			17.8			309.4
Tapachula		7.6			5.7			4.7			2.5			39.7			60.2
Veracruz		48.1			310.1			248.0			119.0			67.6			792.8
Villahermosa		45.9			163.6			81.4			6.6			34.8			332.3

Total	Ps.	903.5		Ps.	1,589.6		Ps.	984.6		Ps	. 731.1		Ps.	524.4		Ps.	4,733.2

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	Prior to December 31, 2008, we invested a total of Ps. 1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún airport. As a result, the Ministry of Communications has applied Ps. 1,054.8 million of this amount to the satisfaction of our committed investments at Cancún airport for 2009 through 2013, of which approximately Ps. 211 million was allocated to each calendar year. The amounts reflected above are the total amount of committed investments, and do not include deductions for these amounts.

The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments			Indicative Investments
	January 1, 2009 –			January 1, 2014 –			January 1, 2019 –
Airport	December 31, 2013			December 31, 2018			December 31, 2023
	(millions of constant pesos as of December 31, 2008)(1)

Cancún	Ps.	2,413.7	(2)	Ps.	1,207.5	(2)	Ps.	793.9
Cozumel		117.7			121.5			89.6
Huatulco		343.4			71.9			48.1
Mérida		304.2			125.5			82.5
Minatitlán		59.5			59.8			36.7
Oaxaca		309.4			67.1			85.1
Tapachula		60.2			42.0			20.5
Veracruz		792.8			136.5			170.1
Villahermosa		332.3			257.3			56.1

Total	Ps.	4,733.2		Ps.	2,089.1		Ps.	1,382.6

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	Prior to December 31, 2008, we invested a total of Ps. 1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún airport. As a result, the Ministry of Communications has applied Ps. 1,054.8 million of this amount to the satisfaction of our committed investments at Cancún airport for 2009 through 2013, and Ps. 612.9 million to the satisfaction of our indicative investments for 2014 through 2018. The amounts reflected above are the total amount of committed and indicative investments, and do not include deductions for these amounts.
The following table sets forth our historical capital expenditures made with respect to the regulated and unregulated parts of our business in the periods indicated.
Capital Expenditures

Year ended December 31,	(thousands of pesos)

2006	1,129,915	(1)
2007	665,160	(1)
2008	935,772	(2)

(1)	Expressed in constant pesos as of December 31, 2007.

(2)	Expressed in nominal pesos.
In 2008, we spent Ps. 935.8 million on capital expenditures, principally for purchases of machinery, furniture, equipment, construction in progress related to the second runway at Cancún Airport, and the purchase of land for development in Huatulco. In 2007, we spent Ps. 665.2 million on capital expenditures, principally for the construction of a second runway at Cancún Airport, as well as for purchases of machinery, furniture, and equipment. In 2006, we spent Ps. 1,129.9 million on capital expenditures, principally for the construction of the Terminal 3 building at the Cancún airport, which began operation in May 2007.
Although we currently intend to fund the investments and working capital required by our business strategy through cash flow from operations, we may incur debt to finance all or a portion of these investments in the future.

BUSINESS OVERVIEW
We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our concessions include the concession for Cancún International Airport, the second busiest airport in Mexico in 2008 in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.
Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with approximately 18.0 million visitors in 2008, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2008 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.
Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2008, according to the Mexican Ministry of Tourism. Cancún International Airport represented 70.6%, 69.8% and 71.2% of our passenger traffic volume and 75.6%, 75.1% and 77.1% of our revenues in 2006, 2007 and 2008, respectively. At December 31, 2008, Cancún had approximately 29,538 hotel rooms, according to the Mexican Ministry of Tourism. We believe that Cancún International Airport is positioned to benefit from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas. According to the Mexican National Trust for Tourism Development, the Mayan Riviera had approximately 36,846 hotel rooms as of December 31, 2008.
Our airports served approximately 13.8 million passengers in 2006, approximately 16.2 million passengers in 2007, and approximately 17.8 million passengers in 2008. For year-by-year passenger figures, see “—Our Airports.”
The United States currently is a significant source of passenger traffic volume in our airports. In 2006, 2007 and 2008 international passengers represented 58.2%, 55.8% and 56.8% respectively, of the total passenger traffic volume in our airports. In 2006, 2007 and 2008, 66.1%, 66.7% and 64.4% respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States. As of December 31, 2008, 19 Mexican and 102 international airlines, including U.S.-based airlines such as American Airlines and Continental Airlines, were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.

Aeronautical Services
The following table sets forth our revenues for the period presented.

	2006		2007		2008
	(thousands of constant pesos as of December 31,				(thousands of nominal
	2007)				pesos)
Revenues:
Aeronautical Services	Ps.	1,647,594	Ps.	1,890,950	Ps.	2,101,879
Non-Aeronautical Services		675,530		894,941		1,066,828

Total	Ps.	2,323,124	Ps.	2,785,891	Ps.	3,168,707

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
Passenger Charges
We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline. As of December 2008, the charge for international passengers was U.S.$ 19.09 for the Cancún airport and U.S.$ 19.13 for the Veracruz and Mérida Airports, and the charge for domestic passengers was Ps. 163.64, Ps. 160.87 and Ps. 182.61 (nominal pesos) for the Cancún, Veracruz and Mérida airports respectively. For Cozumel, Huatulco, Minatitlán, Oaxaca, Tapachula and Villahermosa we charged international passengers U.S.$20.00 and domestic passengers Ps. 190.91, Ps. 191.30, Ps. 195.65, Ps. 186.96, Ps. 195.65 and Ps. 191.30 (nominal pesos), respectively. International passenger charges are currently dollar-denominated, but generally collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In each of 2006, 2007 and 2008, passenger charges represented 76.9%, 76.7% and 77.7% respectively of our aeronautical revenues and 54.6%, 52.0% and 51.5% respectively, of our total consolidated revenues. From time to time we have offered discounts on passenger charges at certain of our airports.
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

Non-aeronautical Services
General
Non-aeronautical services have historically generated a proportionately smaller portion of our revenues. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2006, 2007 and 2008, 24.2%, 26.7% and 28.5% of our consolidated revenues, respectively, were derived from commercial revenues as defined under the Mexican Airport Law.
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
In 2002, we opened 40 new commercial spaces in six of our airports, including new duty-free shops, restaurants, bank and foreign exchange services, and convenience stores. In 2003 we continued developing commercial activity in our airports by opening new bars and restaurants in six of our airports and new retail stores in seven of our airports, as well as dedicating additional space to advertising in our Cancún airport. We opened 13 new retail stores in our Cancún, Mérida and Oaxaca airports in 2004, and 16 new retail stores at the Cancún, Cozumel, Villahermosa, Oaxaca and Minatitlán airports in 2005.
In 2006, we opened 11 new retail stores in our Cancún, Mérida, Oaxaca, Villahermosa and Huatulco airports, and also entered into long-term agreements relating to commercial activities in Cancún Airport’s new Terminal 3, including an agreement with Aldeasa México, S.A. de C.V. for the operation of the duty-free shops until 2017 and for extensions on existing facility leases in Cancún Airport’s Terminal 2, Cozumel, and Mérida. We also entered into a ten-year agreement with AB T3, S.A. de C.V. to provide food and beverage services at our Cancún airport’s new Terminal 3. The facilities at Terminal 3 include food and beverage retail space comprising a total of 10 units, with brands and concepts aimed at providing the airport’s international passengers with world-class service. Additionally, Hoteleria e Inmobiliaria S.A. de C.V. assumed responsibility for the operation of the restaurant and snack bar at the Cancún airport’s Terminal 2 that were previously operated directly by the Cancún airport.

In 2007, we opened 21 new retail stores in the Cancún Airport, mostly in connection with the opening of the new Terminal 3, including restaurants, gift shops, a duty free shop, a drugstore, a convenience store, an exchange booth, and a spa. We also opened one new retail store at each of the Mérida, Veracruz, and Villahermosa airports. In addition, in July 2007, we signed a five-year agreement with Banco Santander to install and operate branches at the Cancún, Mérida, and Veracruz airports, and to install ATMs at the Cozumel, Huatulco, Minatitlán, Oaxaca, Tapachula, and Villahermosa airports. In 2008, we opened one new store in Cancún airport.
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
Within our nine airports, we leased approximately 270 commercial premises as of December 31, 2008, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenant in terms of occupied space and revenue in 2008 were Aldeasa and Controladora Mera and its affiliates. Generally, concessionaires pay a monthly fee based on the higher of a fixed amount or a percentage of their revenues.
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

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services. SEAT is currently the sole provider of baggage handling services at Tapachula airport. If SEAT ceased to provide such services directly, we could be required to provide these services or find a third party to provide them.
Automobile Parking and Ground Transport
Each of our airports has public car parking facilities consisting of open-air parking lots. The only airport at which we do not charge parking fees is Cozumel. Revenues from parking at our airports currently are not regulated, although they could become regulated upon a finding by the Mexican Competition Commission that there are no competing alternatives.
We collect revenues from various commercial vehicle operators, including taxi, bus and other ground transport operators. Our revenues from permanent providers of ground transport services, such as access fees charged to taxis, are regulated activities, while our revenues from non-permanent providers of ground transport services, such as access fees charged to charter buses, are not regulated revenues. In October 2007, we entered into new concession agreements with car rental companies, which had better economic terms than the previous concession agreements. These concession agreements expire in 2012.
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
Our Airports
In 2008, our airports served a total of approximately 17.8 million passengers, approximately 56.8% of which were international passengers. In 2007, our airports served a total of 16.2 million passengers, approximately 55.8% of which were international passengers. In 2006, our airports served a total of 13.8 million passengers, approximately 58.2% of which were international passengers. In 2008, Cancún International Airport accounted for 71.2% of the passenger traffic volume and 77.1% of revenues from our nine airports.
All of our airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our airports based on flight origination or destination.
Passengers by Flight Origin or Destination(1)
(in thousands)

						Percentage of
Region	2004	2005	2006	2007	2008	Total 2008
Mexico(2)	5,620	5,493	6,016	7,489	8,064	45.4%
United States	5,928	5,580	5,301	6,038	6,526	36.8%
Europe	1,265	1,201	1,354	1,363	1,474	8.3%
Canada	805	767	851	1,003	1,268	7.1%
Latin America	279	280	255	342	418	2.4%
Asia and others	0	0	3	4	2	0.0%

Total	13,897	13,321	13,780	16,239	17,752	100%

(1)	Figures exclude passengers in transit and private aviation passengers.

(2)	Figures include domestic flights taken by international passengers; in 2008, such flights accounted for 2.2% of all flights traveling within Mexico to our airports.
In 2006, 2007 and 2008, approximately 76.5%, 66.9% and 63.2% respectively, of our domestic passengers traveled to or from Mexico City.
The following table sets forth the total traffic volume and air traffic movements in our nine airports for the periods presented:
Airport Traffic
(in thousands)

	Year ended December 31,
	2004	2005	2006	2007	2008
Passengers:
Total	13,897.3	13,321.3	13,779.9	16,238.8	17,752.4

Air traffic movements:(1)
Total	219.9	209.9	220.5	262.3	270.1

(1)	Includes landings and departures. Air traffic movement data include the Cancún charter terminal for all periods, because ASUR earned landing fees from all landings regardless of the terminal used.
The following table sets forth the passenger traffic volume for each of our airports during the periods indicated:
Passenger Traffic
(in thousands)

	Year ended December 31,
	2004	2005	2006	2007	2008

Cancún	10,010.7	9,301.5	9,728.1	11,340.0	12,646.5
Mérida	931.1	1,021.9	1,007.2	1,267.5	1,280.8
Cozumel	584.4	486.6	370.7	511.1	525.4
Villahermosa	673.3	717.4	725.0	853.8	959.0
Oaxaca	543.2	563.7	495.6	514.1	594.4
Veracruz	563.5	579.4	718.0	976.6	981.1
Huatulco	270.8	312.0	375.3	375.9	366.0
Tapachula	193.8	192.3	188.1	210.9	240.1
Minatitlán	126.5	146.5	171.9	188.9	159.0

Total	13,897.3	13,321.3	13,779.9	16,238.8	17,752.4

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2004	2005	2006	2007	2008
Cancún	97,575	93,761	97,228	114,067	121,397
Mérida	26,534	25,449	27,610	34,686	33,207
Cozumel	14,355	13,381	12,122	13,801	16,283
Villahermosa	22,267	19,892	21,098	27,351	25,295
Oaxaca	17,502	17,796	16,148	15,578	17,866
Veracruz	22,228	20,520	24,905	32,308	31,243
Huatulco	6,152	6,996	7,179	7,041	6,978
Tapachula	7,686	6,169	6,621	7,441	9,765
Minatitlán	5,598	5,937	7,625	9,999	8,050

Total	219,897	209,901	220,536	262,272	270,084

(1)	Includes departures and landings.
The following table sets forth the air traffic movements in our airports for the periods indicated in terms of commercial, charter and general aviation:
Air Traffic Movements by Aviation Category

	Year ended December 31,
	2004	2005	2006	2007	2008
Commercial Aviation	162,596	157,686	168,711	203,513	210,248
Charter Aviation	23,061	20,004	17,747	19,958	17,341
General Aviation(1)	34,240	32,211	34,078	38,801	42,495

Total	219,897	209,901	220,536	262,272	270,084

(1)	General aviation generally consists of small private aircraft.
Cancún International Airport
Cancún International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2008, Cancún International Airport was the second busiest airport in Mexico in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. The airport is located approximately 16 kilometers (ten miles) from the city of Cancún, which has a population of approximately 572,973. A substantial majority of the airport’s international passengers (65.8% in 2006, 66.0% in 2007 and 64.4% in 2008) began or ended their travel in the United States. The airport’s most important points of origin and destination are Mexico City, Miami, Houston, New York, Atlanta and Chicago. Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the U.S. economy.”
During 2008, approximately 6.9 million passengers traveled through Terminal 2 of Cancún Airport. In addition, approximately 5.7 million passengers traveled through Terminal 3, which was opened in May 2007. Combined with the 23,100 passengers that traveled through Terminal 1, which reopened in July 2006 after undergoing repairs for damage that resulted from Hurricane Wilma, a total of approximately 12.6 million passengers were served by Cancún International Airport in 2008.

Cancún is located in the state of Quintana Roo. Cancún and its surroundings are the most visited international tourism destination in Mexico in 2008, according to the Mexican Ministry of Tourism. According to the Mexican National Trust for Tourist Development, the Cancún area had approximately 29,538 hotel rooms as of December 31, 2008. Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún International Airport. Cancún is between approximately one and a half and five hours by air from all major cities in the United States and 10 to 13 hours by air from most major European cities.
Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancún International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican National Trust for Tourism Development, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of approximately 66,384 hotel rooms as of December 31, 2008.
Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the U.S. economy.”
The airport’s facilities include Terminal 1 (the charter terminal), Terminal 2 (the old main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the new terminal that commenced operations in May 2007 as described below) and a general aviation building that handles private aircraft. The airport has 40 gates, 21 of which are accessible by passenger walkways. Terminal 2 has nine gates accessible by passenger walkways, Terminal 3 has 11 boarding gates accessible by passenger walkways, and the charter terminal has one gate that is accessible by a passenger walkway. The airport has 95 retail outlets located throughout Terminals 2 and 3, and one bank branch located in Terminal 3.
As part of our commercial strategy, in the fourth quarter of 2005 we completed an expansion of 8,224 square meters (approximately 88,621 square feet) and a remodeling of 1,387 square meters (approximately 14,445 square feet), giving us a total of 52,522 square meters (approximately 563,342 square feet) in Cancún Airport’s Terminal 2.
On December 6, 2005, we began construction on Terminal 3, which we opened on May 17, 2007, and which began operations on May 18, 2007. With a total investment of approximately U.S.$100 million, Terminal 3 constitutes our most ambitious investment project to-date. Terminal 3 has doubled international passenger capacity at Cancún International Airport. The new building, measuring a total area of 45,263 square meters (approximately 487,207 square feet), has capacity for 84 check-in counters and 11 boarding gates with boarding bridges and four remote boarding gates served by buses, as well as 21 retail outlets and one bank branch. The terminal features state-of-the-art passenger information systems and security equipment, including the first CT scanning system (a system that uses x-rays to form a three-dimensional model of the contents of a piece of luggage) in Mexico for all checked baggage.

The charter terminal in Cancún Airport, which we acquired on June 30, 1999, has an additional 20,383 square meters (approximately 234,007 square feet).
Cancún International Airport currently has one runway with a length of 3,500 meters (2.2 miles). Due to a significant increase in passengers at Cancún International Airport, we are currently constructing a second runway using land obtained in concession from the Mexican federal government, which we expect to complete in the fourth quarter of 2009. If, for any reason, we are unable to complete the construction or commence operation of this second runway, it could limit the growth of our business and adversely affect our results of operations, future prospects or financial condition.
In April 2006, we obtained a license to develop cargo facilities at the airport, which are currently being operated by Asur Carga, S.A. de C.V. As of March 2009, we charge taxis and passenger vans an access fee of Ps. 18.00, and buses an access fee of Ps. 29.00, upon entering the airport.
On August 20, 2007, Hurricane Dean struck the Yucatan Peninsula. Although no damage was caused to the Cancún airport or our administrative office building in Cancún, we ceased operations at the airport as a safety precaution for approximately seven hours, resulting in the cancellation of 124 flights.
In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek a concession from the Mexican federal government to build and operate a new airport in the Mayan Riviera region of the state, which is currently served primarily by Cancún Airport. This airport would be approximately 120 kilometers from our airport in Cancún and could adversely affect passenger traffic there. The bidding process is expected to take place during the second half of 2009. ASUR has no further details on the construction or projected opening of the airport and is unable to predict the effect that it may have on our passenger traffic or operating results if the project is successfully carried out.
Mérida International Airport
Mérida International Airport serves the inland city of Mérida, which has a population of approximately 1,818,948, and surrounding areas in the state of Yucatan. Mérida International Airport ranked second among our airports in 2008 in terms of passenger traffic and contribution to revenues. The substantial majority of this airport’s passengers are domestic. The airport’s primary point of origin and destination is Mexico City. In 2008, approximately 1.3 million passengers traveled through Mérida International Airport.
Mérida International Airport attracts a mix of both business travelers and tourists. The city of Mérida is an established urban area with numerous small and medium-sized businesses. The city is approximately 120 kilometers (75 miles) by highway from Chichen Itza and approximately 80 kilometers (50 miles) from Uxmal, pre-Columbian archeological sites that attract a significant number of tourists.

The airport has two perpendicular runways, one with a length of 3,200 meters (2.0 miles) and another with a length of 2,300 meters (1.4 miles). The airport has one Terminal 2, with four gates accessible by passenger walkways and six remote boarding positions. As part of our commercial strategy, we remodeled the entire 16,731 square meter (180,091 square foot) in 2001. This remodeled area was opened in December 2001.
In 2006, 2007 and 2008, approximately 16,638. 16,077 and 14,585 metric tons of cargo, respectively, were transported through Mérida International Airport, making it our leading airport in terms of cargo volume. In 2006, 2007 and 2008, Mérida represented approximately 39.2%, 38.0% and 37.3%, respectively, of our total cargo volume. We have considered opportunities for further developing the Mérida cargo facilities, but we have no plans to pursue such opportunities at this time.
There are currently two businesses operating in Mérida International Airport. One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (GDS) pursuant to a long-term lease contract that terminated on January 1, 2009. This lease allowed GDS to construct and develop the airport’s air cargo terminal. Although GDS continues operating the business notwithstanding the termination of the lease, we have initiated legal proceedings to have them evicted. In addition, we opened a retail store in Terminal 2 in August 2007. Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.
On August 20, 2007, Hurricane Dean struck the Yucatan Peninsula. Although the Mérida airport was not damaged, we ceased operations at the airport as a safety precaution for the morning of August 21, resulting in the cancellation of 49 flights.
Cozumel International Airport
Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2008, approximately 525,400 passengers traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 2.5 million and 2.6 million cruise ship visitors in 2007 and 2008, respectively. Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers. The airport’s most important points of origin and destination are Houston, Dallas and Cancún. The island of Cozumel has a population of approximately 73,193.
As part of our commercial strategy, at Cozumel International Airport’s Terminal 2 we completed an expansion of 2,218 square meters (approximately 23,900 square feet) and a remodeling of 1,132 square meters (approximately 12,200 square feet) in 2001, giving us a Terminal 2 building with a total of 9,831 square meters (approximately 105,820 square feet).
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
Villahermosa International Airport
Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of approximately 558,524. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry. During 2008, the airport served approximately 959,000 passengers, substantially all of which arrived on domestic flights. The airport’s most important point of origin and destination is Mexico City.
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
Oaxaca International Airport
Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of approximately 65,873. The airport served approximately 594,400 passengers in 2008, most of which were domestic. The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport’s most important point of origin and destination is Mexico City.
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

Veracruz International Airport
Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of approximately 512,310. Veracruz is the busiest port in Mexico in terms of commercial traffic, and is the location of the country’s largest container terminal. According to the Mexican Bureau of Ports, Veracruz accounted for 6.4% of all waterborne cargo handled by Mexican ports in 2008. In 2008, the airport served approximately 981,100 passengers. Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.
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
Huatulco International Airport
Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast. Huatulco has a population of approximately 33,194, and was first developed as a tourist resort in the late 1980s. The airport served approximately 366,000 passengers in 2008, most of which were domestic. The substantial majority of the airport’s passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic. The airport’s most important points of origin and destination are Mexico City, Monterrey and Oaxaca.
The airport has one runway with a length of 2,700 meters (1.7 miles). The airport’s Terminal 2 has five remote positions. The airport has a general aviation building for small private airplanes with eight positions.
Tapachula International Airport
Tapachula International Airport serves the city of Tapachula, which has a population of approximately 282,420, and the state of Chiapas. In 2008, the airport served approximately 240,100 passengers, substantially all of which were domestic. The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one Terminal 2 with three remote boarding positions. The airport also has a general aviation building for small private aircraft with 24 boarding positions.
Minatitlán Airport
Minatitlán Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán. The metropolitan area comprised of these three cities has a population of approximately 537,316. In 2008, the airport served approximately 159,000 passengers. In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque. The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses. Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.
On August 21, 2006, the Ministry of Communications and Transportation declared Minatitlán Airport an international airport.
The airport has one runway with a length of 2,100 meters (1.3 miles). The airport’s main terminal (Terminal 2) has four remote parking positions. The airport has a general aviation building for small private airplanes with 30 boarding positions.
Other Properties
In October 2008, we purchased 130 hectares of land on the bay of Huatulco from FONATUR for Ps. 286.3 million. We won the right to purchase the land through a public bidding process that was part of a program launched by the Mexican Government to accelerate the development of Huatulco as a flagship city for Mexican tourism. Pursuant to the terms of the purchase agreement, we are required to construct at least 450, and no more than 1,300 hotel rooms. In particular, the purchase agreement requires us to undertake the following:
1.	Present a master development plan for the land (which we have already completed);

2.	Submit architectural plans for the development by May 15, 2009 (extended to May 15, 2010 by FONATUR);

3.	Apply for the relevant environmental permits within 90 days of the submission of architectural plans;

4.	Begin construction within 90 days of approval of the environmental permits; and

5.	Begin operations of the hotel within 975 days of beginning construction.

We will be considered to have satisfied our obligations under the purchase agreement when at least 80% of the construction on 450 hotel rooms is completed. If we do not complete the remaining milestones within the allotted time (including any extensions), FONATUR may impose penalties on us, including fines of up to 6% of the purchase price or the potential seizure of the land. FONATUR has granted us a one-year extension of time to submit architectural plans. We cannot assure you that FONATUR will grant future extensions, or that we will be able to timely complete the required steps in their respective allotted time frames.
Principal Air Traffic Customers
As of December 31, 2008, 102 international airlines and 19 Mexican airlines operated flights at our nine airports (including airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.
Grupo Mexicana, whose subsidiaries include Mexicana and Click (formerly known as Aerovías Caribe), operates the most flights at our airports, with Grupo Aeromexico providing the fifth highest number of flights. Grupo Mexicana is owned by Grupo Posadas, S.A. de C.V., the largest hotel operator in Mexico, one of whose board members is our Chairman and CEO, Fernando Chico Pardo. Grupo Aeromexico and Grupo Mexicana also control other airlines operating in our airports, including Aerocozumel and Aeromexpress, as well as the largest provider of baggage and ramp handling services at our airports, Servicios de Apoyo en Tierra, or SEAT.
Among foreign airlines, American Airlines and Continental Airlines operate the greatest number of flights to and from our airports. In 2006, American Airlines and Continental Airlines accounted for 5.8% and 4.7%, respectively, of our revenues. In 2007, American Airlines and Continental Airlines accounted for 4.7% and 4.5%, respectively, of our revenues. In 2008, American Airlines and Continental Airlines accounted for 4.7% and 4.5%, respectively, of our total revenues.
The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2006, 2007 and 2008:
Principal Air Traffic Customers

	Percentage of ASUR Revenues
	Year ended December 31,
	2006	2007	2008
Customer
Aerovías Caribe, S.A. de C.V. (Click)	3.5%	3.6%	5.2%
Compania Mexicana de Aviacion, S.A. de C.V. (Mexicana)	9.1%	7.1%	5.0%
AMR Corp. (American Airlines)	5.8%	4.7%	4.7%
Continental Airlines, Inc.	4.7%	4.5%	4.5%
Aerovías de Mexico, S.A. de C.V. (Aeromexico)	5.9%	4.9%	4.0%
Consorcio Aviaxsa, S.A. de C.V.	4.2%	3.9%	3.2%
US Airways Group, Inc.	3.0%	3.0%	3.0%
Aviation Support S.A. de C.V.	2.9%	2.4%	2.9%
Delta Air Lines, Inc.	2.4%	2.5%	2.4%
Aviacion Comercial Especializada S.A. de C.V.	3.0%	2.1%	2.0%
Air Canada	0.8%	0.8%	0.9%
Other	55.0%	60.8%	62.2%

Total	100.0%	100.0%	100.0%

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
Competition
Since our business is substantially dependent on international tourists, our principal competition is from competing tourist destinations. We believe that the main competitors to Cancún are vacation destinations in Mexico, such as Acapulco, Puerto Vallarta and Los Cabos, and elsewhere such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean island and Central American resorts. In March 2000, a new airport opened in Chichen Itza. This airport is operated by the former operator of the charter terminal in Cancún Airport. In addition, the Mexican government has announced its intention, at some point in the future, to grant a concession for a new airport in the Mayan Riviera through a public bidding process. The bidding process is expected to take place during the second half of 2009. In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek any such concession that may be granted. Currently, the Mayan Riviera is served primarily by Cancún Airport. We have no further details on the construction or projected opening of the airport. Although the Ministry of Communications and Transportation has committed to adjust the master development plans and maximum rates for our airports within three months of the granting of a concession for the Mayan Riviera Airport, we are unable to predict the effect that the new airport may have on our passenger traffic or operating results if the project is successfully carried out, and the extent of any revisions to our master development plans or maximum rates.
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
Excluding Cancún Airport, our airports generally do not face significant competition. The Mexican Airport and Auxiliary Services Agency currently operates seven small airports in Mexico’s southeast region. The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 10% of the passenger traffic in the region.

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
ASUR and our subsidiary concession holders are jointly and severally liable to the Ministry of Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries. Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets that they use and to third-party airport users. In the event of a breach of one concession, the Ministry of Communications and Transportation is authorized to revoke all of the concessions held by our subsidiaries.
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
On March 31, 2009, the Ministry of Communications and Transportation approved our current master development plans. The current terms of the updated master development plans were effective as of January 1, 2009, and will be in effect until December 31, 2013.
The following table sets forth our committed investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.
Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2009			2010			2011			2012			2013			Totals
	(millions of constant pesos as of December 31, 2008)(1)

Cancún	Ps.	582.0	(2)	Ps.	625.0	(2)	Ps.	424.5	(2)	Ps.	447.6	(2)	Ps.	334.6	(2)	Ps.	2,413.7	(2)
Cozumel		17.5			42.1			14.2			33.7			10.2			117.7
Huatulco		52.9			151.0			70.4			59.3			9.8			343.4
Mérida		80.8			128.2			72.8			16.3			6.1			304.2
Minatitlán		20.6			24.9			6.6			3.6			3.8			59.5
Oaxaca		48.1			139.0			62.0			42.5			17.8			309.4
Tapachula		7.6			5.7			4.7			2.5			39.7			60.2
Veracruz		48.1			310.1			248.0			119.0			67.6			792.8
Villahermosa		45.9			163.6			81.4			6.6			34.8			332.3

Total	Ps.	903.5		Ps.	1,589.6		Ps.	984.6		Ps.	731.1		Ps.	524.4		Ps.	4,733.2

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	Prior to December 31, 2008, we invested a total of Ps. 1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún airport. As a result, the Ministry of Communications has applied Ps. 1,054.8 million of this amount to the satisfaction of our committed investments at Cancún airport for 2009 through 2013, of which approximately Ps. 211 million was allocated to each calendar year. The amounts reflected above are the total amount of committed investments, and do not include deductions for these amounts.

The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments			Indicative Investments
	January 1, 2009 –			January 1, 2014 –			January 1, 2019 –
Airport	December 31, 2013			December 31, 2018			December 31, 2023
	(millions of constant pesos as of December 31, 2008)(1)

Cancún	Ps.	2,413.7	(2)	Ps.	1,207.5	(2)	Ps.	793.9
Cozumel		117.7			121.5			89.6
Huatulco		343.4			71.9			48.1
Mérida		304.2			125.5			82.5
Minatitlán		59.5			59.8			36.7
Oaxaca		309.4			67.1			85.1
Tapachula		60.2			42.0			20.5
Veracruz		792.8			136.5			170.1
Villahermosa		332.3			257.3			56.1

Total	Ps.	4,733.2		Ps.	2,089.1		Ps.	1,382.6

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	Prior to December 31, 2008, we invested a total of Ps. 1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún airport. As a result, the Ministry of Communications has applied Ps. 1,054.8 million of this amount to the satisfaction of our committed investments at Cancún airport for 2009 through 2013, and Ps. 612.9 million to the satisfaction of our indicative investments for 2014 through 2018. The amounts reflected above are the total amount of committed and indicative investments, and do not include deductions for these amounts.
The master development plans and maximum rates for each airport were approved before the concessioning and construction of the Mayan Riviera Airport project, which is included in the National Infrastructure Plan for 2007-2012. Because of this timing, the Ministry of Communications and Transportation did not account for how the eventual construction, administration and operation of the Mayan Riviera Airport, and the beginning of flight operations there, may affect passenger traffic levels for Cancún airport. Accordingly, the Ministry of Communications and Transportation has committed to modify the master development plans for our airports within three months from the granting of a concession to operate the Mayan Riviera Airport so as to reflect new passenger traffic level projections, and accordingly, to adjust the investment obligations and maximum rates that we are authorized to charge at each airport. However, we cannot predict if or when the concession for the Mayan Riviera Airport will be granted, what effects operations at the Mayan Riviera Airport will have on our passenger traffic levels, or how the Ministry of Communications and Transportation will adjust our master development plans.
Price Regulation
The Mexican Airport Law provides that the Ministry of Communications and Transportation may establish price regulations for services for which the Competition Commission determines that a competitive market does not exist. On March 9, 1999, the Competition Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the Ministry of Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to providers of complementary services in our airports. On March 19, 1999, a new regulation, the Rate Regulation, was incorporated within the terms of each of our concessions. The Rate Regulation, which became effective May 1, 1999, establishes the annual maximum rates for each of our concession holders, which is the maximum amount of revenue per workload unit (one passenger or 100 kilograms (220 pounds) of cargo) in a given year that the concession holder may earn at its airports from all regulated revenue sources.

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
All other sources of revenues at our airports are not regulated. Approximately 74.7%, 71.5% and 69.8% of our revenues in 2006, 2007 and 2008, respectively, were derived from regulated sources of revenue.
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
Current Maximum Rates
Each airport’s maximum rates from April 1, 2009 to December 31, 2013 were set by the Ministry of Communications and Transportation on March 31, 2009.

The following table sets forth the maximum rates for each of our airports for the periods indicated. These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

	Maximum Rates(1)(2)
	Year ended December 31,
	2009		2010		2011		2012		2013

Cancún	Ps.	134.03	Ps.	133.09	Ps.	132.16	Ps.	131.23	Ps.	130.32
Mérida		125.04		124.17		123.29		122.42		121.58
Cozumel		185.88		184.58		183.29		182.00		180.73
Villahermosa		117.07		116.26		115.44		114.63		113.83
Oaxaca		132.76		131.83		130.91		130.00		129.08
Veracruz		112.06		111.27		110.49		109.72		108.95
Huatulco		120.71		119.86		119.02		118.19		117.36
Tapachula		246.22		244.50		242.79		241.09		239.41
Minatitlán		214.38		212.88		211.39		209.91		208.44

(1)	Expressed in adjusted pesos as of December 31, 2008 based on the Mexican producer price index (excluding petroleum).

(2)	Our concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the five-year period ending December 31, 2013, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.
Methodology For Determining Future Maximum Rates
The Rate Regulation provides that each airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:
•	Projections for the fifteen-year period of workload units (each of which is equivalent to one passenger or 100 kilograms (220 pounds) of cargo), operating costs and expenses (excluding amortization and depreciation) related to services subject to price regulation.
•	Projections for the fifteen-year period of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the master development plans.
•	Reference values, which were established in the concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value.
•	A discount rate to be determined by the Ministry of Communications and Transportation. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the prior twenty four months plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico.

Our concessions specify a discounted cash flow formula to be used to determine the maximum rates that, given the projected pre-tax earnings, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates.
Our concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the period beginning April 1, 2009 and ending December 31, 2013, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.
The concessions provide that each airport’s reference values, discount rate and the other variables used in calculating the maximum rates are not guarantees and do not in any manner represent an undertaking by the Ministry of Communications and Transportation or the Mexican government as to the performance of any concession holder. To the extent that the revenues from services subject to price regulation in any period are less than an airport’s maximum rate multiplied by the workload units processed for such period, no adjustment will be made to compensate for this shortfall.
To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On January 1, 2009, the daily minimum wage in Mexico City was Ps. 54.80. As a result, the maximum penalty at such date could have been Ps. 2.7 million (U.S.$198,817). In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”
Currently, our calculation of workload units (one passenger or 100 kilograms (220 pounds) of cargo does not include transit passengers. There is a possibility that in the future our workload units may include transit passengers and the Ministry of Communications and Transportation will decrease our maximum rates to reflect this higher passenger base. Although there can be no assurance, we do not expect this change to occur in the short term or have a material adverse effect on our revenues if and when it happens.
Special Adjustments to Maximum Rates
Once determined, each airport’s maximum rates are subject to special adjustment only under the following circumstances:
•	Change in law or natural disasters. A concession holder may request an adjustment in its maximum rates if a change in law with respect to quality standards or safety and environmental protection results in operating costs or capital expenditures that were not contemplated when its maximum rates were determined. In addition, a concession holder may also request an adjustment in its maximum rates if a natural disaster affects demand or requires unanticipated capital expenditures. There can be no assurance that any request on these grounds would be approved, or that we would make such a request.

•	Macroeconomic conditions. A concession holder may also request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican gross domestic product in a 12-month period, the workload units processed in the concession holder’s airport are less than that projected when its maximum rates were determined. To grant an adjustment under these circumstances, the Ministry of Communications and Transportation must have already allowed the concession holder to decrease its projected capital improvements as a result of the decline in passenger traffic volume. There can be no assurance that any request on these grounds would be approved, or that we would make such a request.
•	Increase in concession fee under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds would be approved.
•	Failure to make required investments or improvements. The Ministry of Communications and Transportation annually is required to review each concession holder’s compliance with its master development plan (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its master development plan, the Ministry of Communications and Transportation is entitled to decrease the concession holder’s maximum rates and assess penalties.
•	Excess revenues. In the event that revenues subject to price regulation per workload unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the Ministry of Communications and Transportation is also entitled to assess penalties against the concession holder.
In addition, the Ministry of Communications and Transportation has committed to review and adjust our maximum rates within three months from the granting of a concession to operate the Mayan Riviera Airport, which is included in the Mexican Government’s National Infrastructure Plan for 2007-2012, to reflect changes in projected traffic levels at our airports. See “—Master Development Plans”.
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

Penalties and Termination and Revocation of Concessions and Concession Assets
The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession. On January 1, 2009, the daily minimum wage in Mexico City was Ps. 54.80. As a result, the maximum penalty at such date could have been Ps. 21.9 million (U.S.$1.6 million).
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

ORGANIZATIONAL STRUCTURE
The following table sets forth our material consolidated subsidiaries as of December 31, 2008, including our direct and indirect ownership interest in each:

Subsidiary	Ownership Interest

Aeropuerto de Cancún, S.A. de C.V.	99.99%

Aeropuerto de Cozumel, S.A. de C.V. (1)	99.99%

Aeropuerto de Mérida, S.A. de C.V.	99.99%

Aeropuerto de Huatulco, S.A. de C.V. (2)	99.99%

Aeropuerto de Oaxaca, S.A. de C.V.	99.99%

Aeropuerto de Veracruz, S.A. de C.V. (3)	99.99%

Aeropuerto de Villahermosa, S.A. de C.V.	99.99%

Aeropuerto de Tapachula, S.A. de C.V. (4)	99.99%

Aeropuerto de Minatitlán, S.A. de C.V. (5)	99.99%

Servicios Aeroportuarios del Sureste, S.A. de C.V.	99.99%

RH Asur, S.A. de C.V.	99.99%

(1)	As of January 2005, Aeropuerto de Cancún, S.A. de C.V., has an 18.1% equity participation in this airport.

(2)	As of January 2005, Aeropuerto de Cancún, S.A. de C.V., has a 24.2% equity participation in this airport.

(3)	As of January 2005, Aeropuerto de Cancún, S.A. de C.V., has an 8.9% equity participation in this airport.

(4)	As of January 2005, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.

(5)	As of October 2007, Aeropuerto de Cancún, S.A. de C.V., has a 23.4% equity participation in this airport.
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
Our financial statements were prepared in accordance with Mexican Financial Reporting Standards, or “FRS”, which differs in certain significant respects from accounting principles generally accepted in the United States of America, or “U.S. GAAP.” Note 18 to our financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us. See “—Differences between Mexican FRS and U.S. GAAP.”
Overview
We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government. The substantial majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers. For example, in 2006, 2007 and 2008, approximately 70.9%, 67.9% and 66.3%, respectively, of our total revenues were derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.
We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are primarily affected by the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers, and to a somewhat lesser extent, passenger volume at our airports. While we expect that aeronautical revenues will continue to represent a substantial majority of our future total revenues, growth of our revenues from commercial activities has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues.

Recent Developments
Influenza H1N1
Mexico has reported an outbreak of Influenza A/H1N1. On March 18, 2009, the Mexican government reported its first cases of Influenza A/H1N1. This case occurred in the state of Veracruz, which is served by our airports in Minatitlán and Veracruz. By April 24, 2009, the World Health Organization reported that 59 people in Mexico had died as a result of the Influenza A/H1N1, with at least 795 additional reported cases. On April 25, the Mexican government declared a state of emergency, closing schools and giving the government various powers to contain the epidemic. Using these powers, the government cancelled nearly all public events and closed most museums and tourist attractions from April 24 to May 5, 2009. As of May 25, 2009, 83 deaths resulting from, and a total of 4,541 cases of, Influenza A/H1N1 were reported in Mexico according to the Mexican Ministry of Health.
On April 27, 2009, the health commissioner of the European Union, as well as the governments of the United States, Great Britain and France urged travelers to avoid non-essential travel to Mexico, and the British government urged citizens then in Mexico to consider leaving. All of these advisories had been lifted as of May 20, 2009. In addition, Argentina, Cuba, Ecuador and Peru imposed restrictions or bans on flights to and from Mexico; all had lifted their restrictions as of June 1, 2009. A number of other countries and businesses have imposed restrictions on travelers departing to or arriving from Mexico, and on products and cargo originating in Mexico. During the last week of April and the first week of May 2009, international and domestic passenger traffic levels declined by 31.7% and 39.9%, respectively, when compared to the last week of April and the first week of May 2008. Although we are unable to determine the full effect of the Influenza A/H1N1 outbreak on travel to our airports thus far, we expect that it will result in substantial declines in revenues from domestic and international passengers as well as cargo traffic until the public perceives that the outbreak has abated and travel restrictions have been lifted.
Economic Downturn
The U.S. and Mexican economies are currently in a recession. In the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.5% and 6.2%, respectively, and in the first quarter of 2009, continued to decline by 5.7%. Likewise, according to the Mexican National Statistical, Geographic and Information Institute (INEGI), the Mexican gross domestic product decreased at an annualized rate of 1.6% during the fourth quarter of 2008, and an additional 8.2% in the first quarter of 2009. The air travel industry, and as a result, our results of operations, are substantially influenced by economic conditions in Mexico and the United States. In 2008, approximately 64.4% of the international passengers in our airports arrived or departed on flights originating in or departing to the United States and approximately 36.8% of our revenues in 2008 were derived from passengers charges impose on passengers departing from or arriving in the United States. Similarly, in 2008, approximately 43.6% of our passengers traveled on domestic flights, and approximately 18.6% of our revenues in 2008 were derived from domestic passenger charges.

We believe that the U.S. and Mexican recessions have affected our results of operations differently. Many of the passengers traveling through our airports to or from the United States are traveling to vacation destinations such as Cancún, Cozumel or the Mayan Riviera. For many U.S. travelers, we believe these destinations are more economical than similar destinations in Florida or the Caribbean. As a result, we believe that passenger traffic to and from the United States may have benefited from a substitution effect, whereby some of the passengers who are deferring or eliminating travel because of economic conditions are replaced by passengers who choose to travel to destinations served by our airports instead of other, less economical destinations. However, we cannot predict how economic conditions in the United States may develop in the future or how these conditions will affect tourism and travel decisions. In addition, whether destinations served by our airports will be viewed as adequate substitutes for other tourist destinations depends on a number of factors, including the perceived attractiveness, affordability and accessibility of Cancún, Cozumel and the Mayan Riviera as desirable vacation destinations. We are unable to control many of these factors and therefore we cannot assure you that this substitution effect will continue to occur or that it will adequately compensate for lower levels of overall air traffic.
In Mexico, the recession has resulted in an overall decrease in levels of domestic passenger traffic. Although domestic passenger traffic increased by 11.8% during the first three quarters of 2008 (as compared to the first three quarters of 2007), domestic passenger traffic fell 6.6% in the fourth quarter (when compared to the fourth quarter of 2007). During the fourth quarter, domestic passenger traffic fell in all of our airports except for Huatulco, Oaxaca and Tapachula. Among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they have not benefited, and are unlikely to benefit in the future, from the substitution effect that we believe has occurred with respect to passengers traveling to and from the United States. In addition, a portion of our domestic passengers are business travelers, whose demand for travel has been adversely affected by the recession. In particular, the recession has affected passenger traffic levels to and from Toluca International Airport, which is located near Mexico City, and which largely served by low-cost airlines that cater to domestic leisure travels, which we believe tend to be sensitive to both changes in the cost of air travel and economic conditions. Approximately 14.9% of passengers traveling through our airports in the first quarter of 2008 departed or arrived from Toluca, compared with 7.5% of passengers traveling through our airports in the first quarter of 2009. We expect that domestic passenger traffic levels will remain flat or continue to decrease until economic conditions improve in Mexico.
Depreciation in the Peso
From September 30, 2008 to March 31, 2009, the peso depreciated by approximately 29.4%, from 10.9814 pesos per U.S. dollar on September 30, 2008 to 14.2100 pesos per U.S. dollar on March 31, 2009. International passengers and international flights pay tariffs denominated in U.S. dollars. However, these tariffs are generally collected in Mexican pesos 60- 115 days following the date of each flight, and our maximum rates are set in pesos. Therefore, a significant depreciation of the peso as compared to the dollar during this 60-115 day period could result in us exceeding our maximum rates, which would be a violation of our concession. We set our dollar-denominated tariffs so as to avoid exceeding our maximum rates, and so far, the depreciation in the peso has not caused us to exceed our maximum rates or required us to issue rebates to avoid exceeding our maximum rates. However, we cannot assure you that the peso will not depreciate more rapidly, or that we will be able to successfully continue to set our rates so as to avoid exceeding our maximum rates.

The depreciation in the peso has also had a positive effect on our revenues from commercial operations. Many of our contracts with commercial services providers are denominated in U.S. dollars, but are collected or converted into Mexican pesos. Therefore, depreciation in the peso as against the dollar results in us collecting more pesos for dollar-denominated contracts than before the depreciation. This effect, combined with the fact that our peso-denominated cost of services has not increased at the same rate as the depreciation of the peso, has resulted in an increase in our commercial revenues. If the peso were to appreciate as against the dollar, however, we would collect fewer pesos in connection with dollar-denominated contracts, which would result in lower commercial revenues. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a result of the depreciation of the peso or as a result of other factors.
Master Development Plans and Maximum Rates
The Ministry of Communications and Transportation approved new five-year master development plans and maximum rates for each of our airports on March 31, 2009. The master development plans for each airport provide for committed investments at that airport for each calendar year through 2013, and indicative investments at that airport for each calendar year from 2014 through 2023. In addition, in connection with the approval of our master development plan, the Ministry of Communications and Transportation also approved the maximum rates we are allowed to charge per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) for regulated services. For more details on the newly approved master development plans and maximum rates, see “— Master Development Plans” and “—Price Regulation — Current Maximum Rates” in “Item 4. Information on the Company — Regulatory Framework.”
Opening of Terminal 3 at Cancún Airport
On May 18, 2007, we began operations in the new Terminal 3 at Cancún Airport. With a total investment of approximately U.S.$100 million, Terminal 3 constitutes our most ambitious investment project to-date. Terminal 3 doubled international passenger capacity at Cancún Airport. The new building, measuring a total area of 42,000 square meters (approximately 452,084 square feet), has capacity for 84 check-in counters and 11 boarding gates with boarding bridges, as well as four remote boarding gates served by buses. The terminal features state-of-the-art passenger information systems and security equipment, including the first CT scanning system (a system that uses x-rays to form a three-dimensional model of the contents of a piece of luggage) in Mexico for all checked baggage. The terminal has 22 retail stores and a bank branch. While our investment in Terminal 3 has had a positive impact on our revenues to date as a result of the increased space, which has allowed an increase in the number of retail stores that serve the airport, our cost of services have also increased as a result.

Mayan Riviera Airport Bidding Process
We understand that the Mexican government, acting through the Ministry of Communications and Transportation, is expected to use a public bidding process for the award of the concession for the construction, operation and management of an international airport in the Mayan Rivera in the state of Quintana Roo. This airport would be approximately 120 kilometers from our airport in Cancún and could adversely affect passenger traffic there. The bidding process is currently expected to take place during the second half of 2009. We have no further details regarding the expected public bidding process, including the timing or other terms, at this time. We are interested in participating in this bidding process, although there can be no assurance that we will be permitted to do so, or that we would be the winning bidder.
Mayan Riviera Convention and Exhibition Center and Light Rail
In May 2007, we announced that we would finance preliminary feasibility studies for a convention and exhibition center and light rail system in the Mayan Riviera. We intend to be a minority investor, with the majority of the investment undertaken by local investors. Although we have financed the preliminary feasibility studies, we have not made any other commitments with respect to these projects, and there can be no assurance that we will continue pursuing them.
New Runway 2 at Cancún Airport
We began construction on a second runway at Cancún Airport in 2007, which we expect to complete in the fourth quarter of 2009.
Huatulco Development Project
In October 2008, we purchased 130 hectares of land on the bay of Huatulco from the National Tourism Fund, or FONATUR, for Ps. 286.3 million. We won the right to purchase the land through a public bidding process that was part of a program launched by the Mexican Government to accelerate the development of Huatulco as a flagship city for Mexican tourism. Pursuant to the terms of the purchase agreement, we are required to construct at least 450, and no more than 1,300 hotel rooms. For more information on the Huatulco development, please see “Item 4. Information on the Company — Business Overview — Other Properties.”
AVIACSA Operations Suspended
On June 1, 2009, the Ministry of Communications and Transportation ordered Consorcio AVIAXSA, S.A. de C.V., the operator of AVIACSA, to suspend all operations due to irregularities that could put the security of its passengers and cargo at risk. In 2008, AVIACSA represented approximately 3.2% of our revenues. On June 5, 2009, a federal judge lifted the suspension of AVIACSA’s operations; however, the Ministry of Communications and Transportation has stated that it will appeal this decision.

Passenger Traffic Volume and Composition
Our principal source of revenues is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers). In 2006, 2007 and 2008, passenger charges represented 76.9%, 76.7% and 77.7% of our aeronautical services revenues and 54.6%, 52.0% and 51.5% respectively, of our consolidated revenues. Accordingly, that the main factor affecting our results of operations is the number of passengers using our airports.
While in recent years, the traffic volume of domestic passengers in our airports has increased more rapidly than the traffic volume of international passengers, domestic traffic grew more slowly than international traffic in 2008. In 2006 and 2007, for example, the percentage of international passengers using our airports decreased from 58.2% to 55.8%, and the percentage of domestic passengers using our airports increased from 41.8% to 44.2%. However, this trend was reversed in 2008, when the percentage of international passengers increased to 56.8% and the percentage of domestic passengers declined to 43.2%. During 2006, 2007 and 2008, 35.1%, 32.8% and 33.0% of our total revenues were derived from passenger charges collected from international passengers. The previous increase in domestic passenger traffic was the result of the growth of domestic travel in Mexico, principally due to the emergence of new services from low-cost airlines. However, because of deteriorating economic conditions in Mexico, domestic travel, and correspondingly, domestic passenger traffic decreased in 2008.
Of our passengers traveling internationally, a majority has historically traveled on flights to or from the United States. In 2006, 2007 and 2008, for example, approximately 38.5%, 37.2% and 36.8% of the total passengers and approximately 65.8%, 66.0% and 64.4% respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. As a consequence, our results of operations are substantially influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. In addition, of our passengers traveling domestically, a majority has typically traveled on flights to or from Mexico City. In 2006, 2007 and 2008, for example, approximately 76.5%, 66.9% and 63.2%, respectively, of the domestic passengers in our airports arrived or departed on flights originating in or departing to Mexico City. The decreasing percentage of domestic passengers traveling from or to Mexico City reflects the increase in new services from low-cost airlines at a wide range of airports, including Toluca, which has emerged as an alternative point of departure for the Mexico City area. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.
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

Revenues from our airports are subject to a “dual-till” price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our airports, are regulated by the Ministry of Communications and Transportation. The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services. The maximum rates for our airports have been determined for each year through December 31, 2013. See “Recent Developments —Master Development Plans and Maximum Rates”. In 2006, 2007 and 2008, approximately 74.7%, 71.5%, and 69.8% respectively, of our total revenues and approximately 12.9%, 11.3%, and 10.2% respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues. Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) are currently not regulated under the price regulation system established by the Ministry of Communications and Transportation.
The following table sets forth our revenues for the years ended December 31, 2006, 2007 and 2008, based on the categories of services established under the Mexican Airport Law.

	Year ended December 31,
	2006		2007		2008
	(millions of constant pesos as of December 31, 2007, except percentages)				(thousands of nominal pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(1)	1,734.4	74.7%	1,991.7	71.5%	2,211.2	69.8%

Non-regulated Revenues:
Access fees from non-permanent ground transportation	9.0	0.4%	12.1	0.4%	14.7	0.5%
Car parking and related access fees	39.1	1.7%	47.6	1.7%	48.4	1.5%
Other fees	2.4	0.1%	4.2	0.2%	3.2	0.1%
Complementary Services(1)	0	0.0%	0	0.0%	0	0.0%
Commercial Services	513.1	22.1%	684.8	24.6%	841.0	26.5%
Other Services	24.9	1.0%	45.6	1.6%	50.2	1.6%

Total	2,323.1	100.0%	2,785.9	100.0%	3,168.7	100.0%

(1)	Includes access fees charged to third parties providing complementary services in our airports, which are classified as non-aeronautical revenues for financial reporting purposes.
Aeronautical Revenue
The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services. The maximum rates for our airports have been determined for each year through December 31, 2013. See “Recent Developments —Master Development Plans and Maximum Rates”.

The following table sets forth our revenue from aeronautical services for the years indicated.
Aeronautical Revenue

	Year ended December 31,
	2006		2007		2008
	(millions of constant pesos as of December 31, 2007, except
	percentages and workload unit data)				(millions of nominal pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	1,267.6	76.9%	1,449.8	76.7%	1,633.2	77.7%
Landing charges	122.0	7.4%	133.9	7.1%	140.5	6.7%
Aircraft parking charges	203.2	12.3%	248.3	13.1%	264.9	12.6%
Airport security charges	23.6	1.5%	26.8	1.4%	29.4	1.4%
Passenger walkway charges	31.2	1.9%	32.2	1.7%	33.9	1.6%

Total Aeronautical Revenue	1,647.6	100.0%	1,891.0	100.0%	2,101.9	100.0%

Other Information:
Total workload units(1)	14.3		16.7		18.2
Total aeronautical revenue per workload unit	115.2		113.2		115.5
Change in aeronautical revenue	4.5%		14.8%		11.2%
Change in total aeronautical revenues per workload unit(2)	0.8%		(1.7%)		2.0%

(1)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(2)	In each case, as compared to previous year.
Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Our current agreements with principal airline customers were scheduled to expire on December 31, 2008, but most of them (contracts accounting for 53% of our total passenger traffic) have already been extended beyond this date. The remaining airlines continue to operate under their prior agreements, and we are continuing to negotiate extensions with them. Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements. In 2006, 2007 and 2008, passenger charges represented 76.9%, 76.7% and 77.7% of our aeronautical service revenues and 54.6%, 52.0% and 51.5% respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.
As noted above, our regulated revenues at each airport are subject to a maximum rate established by the Ministry of Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing rebates or discounts to customers as price adjustments. These price adjustments or rebates constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year, both for Mexican FRS and U.S. GAAP purposes. All discounts and rebates are issued and recorded in the same year as the service is provided. In 2006, 2007 and 2008, we did not issue rebates in significant amounts.
The following table sets forth the number of passengers paying passenger charges for the years indicated.
Passengers Paying Passenger Charges

	Year ended December 31,
			% change		% change
Airport	2006	2007	2006-2007	2008	2007-2008
	(in thousands, except percentages)
Cancún	4,820.2	5,630.9	16.8%	6,276.4	11.5%
Mérida	490.0	623.1	27.2%	627.8	0.8%
Cozumel(1)	182.3	253.9	39.3%	261.0	2.8%
Villahermosa	359.7	426.9	18.7%	479.6	12.3%
Other	977.2	1,137.6	16.4%	1,176.8	3.4%

Total	6,829.4	8,072.4	18.2%	8,821.6	9.3%

(1)	The decrease in 2006 reflected the decrease in passenger volume due to Hurricane Wilma, which recovered strongly in 2007.
We earn passenger charges from each departing passenger at our airports, other than transit passengers, diplomats and infants.

Non-Aeronautical Revenue
Our revenues from non-aeronautical services are principally derived from commercial activities, such as leasing of space in our airports to airlines, leasing of space to, and collection of royalties from, third parties operating stores and providing commercial services at our airports and access fees charged to operators of automobile parking facilities and providers of complementary services, and non-commercial activities, such as leasing of space essential for the operation of airlines and access fees from non-permanent ground transportation and complementary service providers, including providers of ramp and handling services, catering, maintenance services and repair and related activities that support air carriers. Most of our revenues from non-aeronautical services are not subject to price regulation under our dual-till price regulation system.
The following table sets forth our revenue from non-aeronautical activities for the years indicated.
Non-aeronautical Revenue

	Year ended December 31,
	2006			2007			2008
	(millions of constant pesos as of December 31, 2007, except
	percentages and passenger data)						(millions of nominal pesos)
	Amount		Percent	Amount		Percent	Amount		Percent

Non-aeronautical Services:
Commercial		522.2	77.3%		687.4	76.8%		841.2	78.9%
Leasing of space		511.9	75.8%		673.3	75.2%		824.8	77.3%
Access fee		9.0	1.3%		12.1	1.4%		14.7	1.4%
Other		1.3	0.2%		2.0	0.2%		1.7	0.2%
Non Commercial		153.3	22.7%		207.5	23.2%		225.6	21.1%
Leasing of space		53.6	7.9%		58.1	6.5%		61.8	5.8%
Access fee		64.8	9.6%		79.7	8.9%		82.6	7.7%
Other		34.9	5.2%		69.7	7.8%		81.2	7.6%

Total Non-aeronautical Revenue		675.5	100.0%		894.9	100.0%		1,066.8	100.0%

Other Information:
Total terminal passengers(1)		13.8			16.2			17.8
Non-aeronautical revenue per terminal passenger(3)	Ps.	48.9		Ps.	55.2		Ps.	59.9
Change in non-aeronautical revenue		3.8%			32.5%			19.2%
Change in total non-aeronautical revenue per terminal passenger(2)		0.02%			12.9%			8.5%

(1)	In millions.

(2)	In each case, as compared to previous year.

(3)	Revenue per passenger amounts are expressed in pesos (not millions of pesos).

Operating Costs
The following table sets forth our operating costs and certain other related information for the years indicated.
Operating Costs

	Year ended December 31,
	2006		2007			2008
	(millions of constant pesos as of December 31, 2007, except
	percentages and workload data)					(millions of nominal pesos)
	Amount		Amount		% change	Amount		% change
Operating Costs:
Cost of services:
Employee costs		222.3		239.6	7.8%		276.6	15.4%
Maintenance		107.1		118.3	10.5%		146.1	23.5%
Safety, security and insurance		98.5		107.4	9.0%		111.3	3.6%
Utilities		62.8		79.1	26.0%		98.0	23.9%
Other		174.6		199.2	14.1%		178.1	(10.6%)
Total cost of services		665.3		743.6	11.8%		810.1	8.9%
General and administrative expenses		101.2		104.0	2.8%		114.2	9.8%
Technical assistance fee		73.7		91.9	24.7%		104.5	13.7%
Government concession fee		116.0		139.3	20.0%		154.8	11.1%
Depreciation and amortization:
Depreciation(1)		231.8		288.0	24.2%		379.2	31.7%
Amortization(2)		274.3		252.8	(7.8%)		222.3	(12.1%)
Total depreciation and amortization		506.1		540.8	6.9%		601.5	11.2%

Total operating costs		1,462.3		1,619.6	10.8%		1,785.1	10.2%

Other Information:
Total workload units(3)		14,252.9		16,654.2	16.8%		18,208.4	9.3%
Cost of services per workload unit(5)	Ps.	46.7	Ps.	44.6	(4.5%)	Ps.	44.5	(0.2%)
Cost of services margin(4)		28.6%		26.7%	(6.8%)		25.6%	(4.2%)

(1)	Reflects depreciation of fixed assets.

(2)	Reflects amortization of our concessions and recovered long-term leases (long-term third-party leases granted by our predecessor to operate commercial areas in our airports).

(3)	In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(4)	Cost of services divided by total revenues, expressed as a percentage.

(5)	Cost of services per workload unit are expressed in pesos (not millions of pesos).
Cost of Services
Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, as well as utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.
Technical Assistance Fee and Government Concession Fee
Under a technical assistance agreement, Inversiones y Tecnicas Aeroportuarias S.A. de C.V. or “ITA” provides management and consulting services and transfers technical assistance, technological and industry knowledge, as well as experience to us for a fee. Our results of operations reflect the accrual of the technical assistance fee to ITA under the technical assistance agreement. The technical assistance fee is equal to the greater of a fixed dollar amount or 5% of our consolidated earnings before comprehensive financing costs, income taxes and depreciation and amortization (determined in accordance with Mexican FRS and calculated prior to deducting the technical assistance fee).

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
Depreciation and Amortization
Our depreciation and amortization expenses primarily reflect the amortization of the investments realized in our nine concessions under our master development plans. Our current master development plans went into effect as of January 1, 2009 and expire December 31, 2013.
Taxation
Mexican companies were generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.25% of the average tax value of virtually all of their assets (including, in our case, our concessions), less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries)). In December 2006, the Mexican authorities approved a change in the methodology used to calculated asset tax liabilities and reduced the tax rates to 1.25% from 1.8%, applicable to the average tax value of virtually all of the company’s assets without reducing the average tax value of certain liabilities. In 2006 and 2007, we and our subsidiaries paid an aggregate of Ps. 125.9 million and Ps. 81.9 million, respectively, in asset taxes. As a result of changes in the Mexican tax law, the asset tax balance may be recovered through deductions over the following ten years of up to 10% each year of the total asset tax carry-forward at December 31, 2007, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three previous years. The asset tax carry-forward may be adjusted for changes in the National Consumer Price Index (Indice Nacional de Precios al Consumidor, or NCPI).
On October 1, 2007, a new flat rate business tax (Impuesto Empresarial a Tasa Única, or “IETU”) was approved by the Mexican government and became effective as of January 1, 2008. This law, which eliminated the asset tax and replaced it with the IETU as described below, applies to individuals and companies with permanent establishment in Mexico. Such individuals and companies are required to pay the greater of the IETU or the income tax. IETU is calculated by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter to an income determined based on cash flows. This income is determined by deducting authorized deductions (including wages, social security contributions and certain investment expenditures) from total income earned from taxable activities. IETU tax credits are deducted according to procedures established in the IETU tax law. With the exception of Aeropuerto de Cancún, S.A. de C.V. (Cancún Airport), we and all of our subsidiaries pay, and we expect will continue to pay IETU rather than income tax. Accordingly, in 2007, we had a net write-off of Ps. 150.0 million, representing the cumulative deferred income taxes of these subsidiaries. In addition, as of December 31, 2007, we recognized a deferred IETU tax liability of Ps. 706.6 million and deferred IETU tax asset of Ps. 217.4 million, corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to occur in future periods in the following subsidiaries: Aeropuerto de Cozumel, S.A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V. In 2008, these subsidiaries paid aggregate IETU of Ps. 75.9 million.

Because our financial and tax projections indicate that our Cancún Airport subsidiary is expected to pay income tax in the future, and since we are required to amortize the Cancún Airport investments and concession over a longer period than the related amortization for tax purposes under Mexican FRS, we expect to continue recognizing a deferred income tax liability in our financial statements as a result of the difference between the amount of the Cancún Airport investments amortization for tax and financial reporting purposes.
Employee Statutory Profit Sharing
We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. Under this regime, 10% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer. We were not required to pay employee statutory profit sharing in 2006, 2007 and 2008 because we generated tax losses in those years. We have nevertheless committed to pay each employee a minimum payment of Ps. 14,000 per year in lieu of statutory profit-sharing. On May 3, 2005, the Mexican Supreme Court ruled in a plenary session relating to four cases that net operating loss carry-forwards could not be deducted when calculating net taxable income for profit sharing liability purposes. In light of these decisions, we have decided not to include net operating loss carry-forwards in the calculation of our profit sharing liability.
Effects of Devaluation and Inflation
The following table sets forth, for the periods indicated:
•	the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar;
•	the Mexican inflation rate;
•	the U.S. inflation rate; and
•	the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2006	2007	2008

Depreciation (appreciation) of the Mexican Peso as compared to the U.S. dollar(1)	1.7%	0.96%	26.7%
Mexican inflation rate(2)	4.1%	3.8%	6.5%
U.S. inflation rate(3)	2.5%	4.1%	0.1%
Increase in Mexican gross domestic product(4)	4.8%	3.3%	1.3%

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 10.8116 per U.S. dollar as of December 31, 2006, Ps. 10.9157 per U.S. dollar as of December 31, 2007 and Ps. 13.8325 per U.S. dollar as of December 31, 2008.

(2)	Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was: 121.0150 in 2006, 125.5640 in 2007 and 133.7610 in 2008.

(3)	As reported by the U.S. Department of Labor, Bureau of Statistics.

(4)	In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of February 20, 2009.

The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:
•	Depreciation and amortization expense. Until December 31, 2007, we restated our non-monetary assets to give effect to inflation. The restatement of these assets in periods of high inflation increased the carrying value of these assets in pesos, which in turn increased the related depreciation expense and risk of impairments. In 2008, we ceased recognizing the effects of inflation, and accordingly, the carrying value of the assets no longer increased; however, depreciation expense related to those restated assets was still being recognized during 2008. Our airport concessions are being amortized on a straight-line basis over the life of the concession.
•	Passenger charges. Passenger charges for international passengers are currently denominated in dollars, while passenger charges for domestic passengers are denominated in pesos. Therefore, our passenger charges, which are stated herein in pesos, will be affected by a depreciation or appreciation in the value of the peso as compared to the dollar.
•	Comprehensive financing result (cost). As required by Mexican FRS, our comprehensive financing cost reflects gains or losses from foreign exchange, gains or losses from monetary position (until January 1, 2008) and gains and losses from interest. As a result, it is impacted by both inflation and currency depreciation.
•	Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 60-115 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.
Following the new Mexican FRS B-10, since the cumulative inflation in Mexico measured by the NCPI in the three-year period ended December 31, 2007 was below 26%, we ceased recognizing the effects of inflation in our financial statements for the fiscal year beginning January 1, 2008.

Operating Results by Airport
The following table sets forth our results of operations for the periods indicated.

	Year Ended December 31,
	2006			2007			2008
	Airport Operating Results
	(millions of constant pesos as of December 31, 2007)						(millions of nominal pesos)
Cancún:
Revenues:
Aeronautical services	Ps.	1,210.0		Ps.	1,370.4		Ps.	1,551.8
Non-aeronautical services		547.1			737.7			891.5
Total revenues		1,757.1			2,108.1			2,443.3
Net operating income		840.9			667.3	(1)		356.2
Mérida:
Revenues:
Aeronautical services		101.8			124.5			127.6
Non-aeronautical services		39.9			47.6			51.8
Total revenues		141.7			172.1			179.4
Net operating income		14.7			22.8	(1)		2.5
Villahermosa:
Revenues:
Aeronautical Services		77.6			91.0			106.5
Non Aeronautical Services		23.0			27.5			33.4
Other					12.5
Total revenues		100.6			131.0			139.9
Net operating income		17.0			42.7	(1)		27.6
Other: (3)
Revenues:
Aeronautical services		258.2			305.1			316.0
Non-aeronautical services		65.5			69.6			90.2
Total revenues		323.7			374.7			406.1
Net operating (loss) income		(11.7	)(2)		433.4	(1)		997.4
Total:
Revenues:
Aeronautical services		1,647.6			1,891.0			2,101.9
Non-aeronautical services		675.5			894.9			1,066.8
Total revenues		2,323.1			2,785.9			3,168.7
Net operating income		860.9			1,166.2	(1)		1,383.7

(1)	Reflects the results of intercompany transactions between us and our subsidiaries and among our subsidiaries. During the third quarter of 2007, we and our subsidiaries entered into an intercompany agreement that enables us to recognize results by considering our subsidiaries as one economic unit, and allows us to make corporate charges and credits to and from our subsidiaries for the purpose of establishing sufficient cash flow at each subsidiary to support such subsidiary’s respective obligations. The implementation of this strategy affects operating income results reported by individual airports but does not affect our consolidated results.

(2)	The loss in 2006 reflects the decrease in passenger volume due to Hurricane Wilma. Passenger volume recovered strongly in 2007.

(3)	Reflects the results of operations of our parent holding company, our administrative services company, our airports located in Veracruz, Minatitlán, Oaxaca, Huatulco, Tapachula and Cozumel and consolidation adjustments.

Summary Historical Results of Operations
The following table sets forth our consolidated results of operations for the periods indicated.
Consolidated Operating Results

	Year Ended December 31,
	2006		2007		2008
	(thousands of constant pesos as of December 31, 2007)				(thousands of nominal pesos)
Revenues:

Aeronautical services	Ps.	1,647,594	Ps.	1,890,950	Ps.	2,101,879
Non-aeronautical services		675,530		894,941		1,066,828
Total revenues		2,323,124		2,785,891		3,168,707
Operating Expenses:
Cost of services		(665,275)		(743,642)		(810,101)
General and administrative expenses		(101,156)		(104,019)		(114,159)
Technical assistance fee(1)		(73,707)		(91,945)		(104,485)
Government Concession fee(2)		(116,007)		(139,294)		(154,752)
Depreciation and amortization		(506,124)		(540,821)		(601,513)
Total operating expenses		(1,462,269)		(1,619,721)		(1,785,010)
Net operating income		860,855		1,166,170		1,383,697
Comprehensive Financing Result :
Interest income, net		103,322		106,482		137,454
Exchange (losses) gains, net		4,106		1,612		36,818
Loss from monetary position		(91,642)		(92,950)		0
Net comprehensive financing income		15,786		15,144		174,272
Non ordinary items(3)		(16,242)		(2,385)		(9,734)
Income before taxes		860,399		1,178,929		1,548,235
Provision for taxes		(312,432)		(656,568)		(498,766)
Net income		547,967		522,361		1,049,469
Other Operating Data (Unaudited):
Operating margin(4)		37.1%		41.9%		43.7%
Net margin(5)		23.6%		18.8%		33.1%

(1)	We are required to pay ITA a technical assistance fee based on the technical assistance agreement. This fee is described in “Operating Costs —Technical Assistance Fee and Government Concession Fee”.

(2)	Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder’s gross annual revenues from the use of public domain assets pursuant to the terms of its concession. This fee is described in “Operating Costs —Technical Assistance Fee and Government Concession Fee”.

(3)	Non-ordinary items refers to restructuring and contract termination fees and loss on natural disasters. On January 1, 2007, we adopted Mexican FRS B-3, Statement of Income, which incorporates, among other things, a new approach to classifying income and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as an ordinary expense and not as tax. Accordingly, our financial statements for 2006 have also been reclassified to conform to the current year presentation. Such reclassifications consisted of 1) Ps. 16,242 reclassified from extraordinary items to non-ordinary items, and 2) Ps. 3,904 reclassified from provision for income taxes and employees’ statutory profit sharing to general and administrative expenses.

(4)	Operating income divided by total revenues, expressed as a percentage.

(5)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007
Revenues
Total revenues for 2008 were Ps. 3,168.7 million, 13.7% higher than the Ps. 2,785.9 million recorded in 2007. The increase in total revenues resulted from an increases in revenues from aeronautical services and non-aeronautical services, as described below.
Our revenues from aeronautical services, net of rebates, increased 11.2% to Ps. 2,101.9 million in 2008 from Ps. 1,891.0 million in 2007, due primarily to the 9.3% increase in passenger volume. Revenues from passenger charges increased 12.7% to Ps. 1,633.2 million in 2008 (77.7% of our aeronautical revenues during the period) from Ps. 1,449.8 million in 2007 (76.7% of our aeronautical revenues during the period). Aeronautical revenues per workload unit increased 2.0% from 113.2 in 2007 to 115.5 in 2008, principally because of the relative increase of international passenger traffic versus domestic passenger traffic and the relatively higher rates charged for international traffic.
Revenues from non-aeronautical services increased 19.2% to Ps. 1,066.8 million in 2008 from Ps. 894.9 million in 2007, principally due to increased passenger traffic and the opening of Terminal 3 in May 2007, which, when combined with other factors, led to a 35.0% increase in revenues from duty-free shops, a 10.2% increase in food and beverage revenues, a 23.5% increase in revenues from retail stores and a 24.0% increase in other income, which consisted principally of revenue from tourism services and hotel reservations providers. Increases of 21.6% in advertising revenues, 1.8% in revenues from parking lots, 10.6% in revenues from car rental companies, 28.6% in revenues from banking and currency exchange services, 10.8% in revenues from teleservices, and 20.5% in revenues from ground transportation also contributed to the increase in revenues from non-aeronautical services. Non-aeronautical revenue per terminal passenger increased 8.5%, from Ps. 55.2 per passenger in 2007 to Ps. 59.9 per passenger in 2008.
Our revenues from regulated sources in 2008 were Ps. 2,211.2 million, an 11.0% increase compared to Ps. 1,991.7 million in 2007, mainly due to the increase in total passenger traffic of 12.3%. During 2008, Ps. 957.5 million of our revenues derived from non-regulated sources, a 20.6% increase from the Ps. 794.1 million of revenues derived from non-regulated sources in 2007. This increase was primarily due to the 22.4% increase in commercial revenues described above, from Ps. 687.4 million in 2007 to Ps. 841.2 million in 2008.
Operating Expenses and Operating Income
Total operating expenses were Ps. 1,785.0 million in 2008, a 10.2% increase from the Ps. 1,619.7 million recorded in 2007, primarily as a result of an 8.9% increase in cost of services, a 11.2% increase in depreciation and amortization, a 13.6% increase in technical assistance fees, a 11.1% increase in our concession fee and a 9.7% increase in general and administrative expenses. As a percentage of total revenues, operating expenses decreased to 56.3% of total revenues in 2008 from 58.1% of total revenues in 2007.

Cost of services increased 8.9% to Ps. 810.1 million in 2008 from Ps. 743.6 million in 2007. The increase was principally due to higher personnel costs related to our personnel reorganization, professional fees resulting from the operation of the checked baggage security system which was installed in 2008 and the opening of Terminal 3, which resulted in increases in energy costs, security costs, insurance premiums, and maintenance expenses. In recent years, our cost of services per workload unit has decreased, from Ps. 50.9 in 2007 to Ps. 50.8 in 2008.
General and administrative expenses increased 9.8% to Ps. 114.2 million in 2008 from Ps. 104.0 million in 2007. This increase was primarily attributable to increased personnel costs related to our personnel reorganization which occurred in the second quarter of 2008.
Technical assistance fees increased by 13.6% to Ps. 104.5 million in 2008 from Ps. 91.9 million in 2007, and concession fees increased by 11.1% to Ps. 154.8 million in 2008 from Ps. 139.3 million in 2007. The technical assistance fees increased in 2008 due to the corresponding increase in our consolidated earnings before comprehensive financing costs, income taxes, and depreciation and amortization, which is the basis used to determine the technical assistance fees. The increase in government concession fees was primarily the result of increased revenues.
Depreciation and amortization costs increased by 11.2% to Ps. 601.5 million in 2008 from Ps. 540.8 million in 2007. This increase was principally due to the depreciation of new investments in fixed assets and improvements made to concession assets.
Operating income increased 18.7% to Ps. 1,383.7 million in 2008 from Ps. 1,166.2 million in 2007. This increase in operating income was primarily a result of the 13.7% increase in revenues, which more than offset the increase in total operating expenses of 10.2%.
Operating income for Cancún Airport decreased by 46.6% to Ps. 356.2 million in 2008 from Ps. 667.3 million in 2007 primarily as a result of an intercompany agreement that we entered into in the third quarter of 2007 that enables us to recognize results by considering our subsidiaries as one economic unit, and allows us to make corporate charges and credits to and from our subsidiaries for the purpose of establishing sufficient cash flow at each subsidiary to support such subsidiary’s respective obligations. Our eight other airports, our parent holding company and our administrative services company, on an aggregate basis, reported operating income of Ps. 1,027.5 million in 2008 compared to operating income of Ps. 498.9 million in 2007. During 2008, revenues in those eight airports, our parent holding company, and the administrative services company increased 51.7% and passenger traffic volume in the other eight airports increased 4.2%, respectively, from 2007. The increase in revenues largely resulted from the increase in non-aeronautical revenues.
Comprehensive Financing Result
Our net comprehensive financing result increased to income of Ps. 174.3 million in 2008 as compared to income of Ps. 15.1 million in 2007, primarily due to an increase in interest income in 2008, the elimination of losses from monetary position resulting from the fact that we are no longer required to adjust for inflationary effects in accordance with FRS B-10, and an increase in foreign exchange gains.

Income Taxes, Asset Tax and deferred flat rate business tax
As a result of changes in Mexican tax law that took effect January 1, 2008, which established the IETU and eliminated the asset tax, pursuant to Mexican Financial Reporting Standards we reviewed our deferred assets and liabilities position. As a result of this review, we recognized a deferred IETU tax liability of Ps. 699.3 million and deferred IETU tax asset of Ps. 199.3 million corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to occur in future periods in such subsidiaries. In addition, as a result of the personnel reorganization we undertook in 2008, we were not required to pay employee statutory profit-sharing in 2008, and therefore we cancelled our provision for deferred employee profit-sharing.
Net Income
Net income increased to Ps. 1,049.5 million in 2008 from Ps. 522.4 million in 2007. This was mainly the result of the decrease in our provision for income taxes because of the elimination of the Asset Tax and the corresponding reduction in our effective tax rate as discussed above in “Taxation”, the elimination of losses from monetary position resulting from the fact that we are no longer required to adjust for inflationary effects in accordance with FRS B-10, and the increase in revenues discussed above.
Results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006
Revenues
Total revenues for 2007 were Ps. 2,785.9 million, 19.9% higher than the Ps. 2,323.1 million recorded in 2006. The increase in total revenues resulted from an increases in revenues from aeronautical services and non-aeronautical services, as described below.
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
Revenues from non-aeronautical services increased 32.5% to Ps. 894.9 million in 2007 from Ps. 675.5 million in 2006, principally due to increased passenger traffic and the opening of Terminal 3 in May 2007, which led to a 20.7% increase in revenues from duty-free shops, a 39.3% increase in food and beverage revenues, a 34.9% increase in revenues from retail stores and a 76.6% increase in other income, which consisted principally of the receipt of final payment for the lease of the Airshop restaurant at Terminal 2 of Cancún Airport and revenue from tourism services and hotel reservations providers. Increases of 66.4% in advertising revenues, 21.5% in revenues from parking lots, 25.3% in revenues from car rental companies, 9.2% in revenues from banking and currency exchange services, 2.8% in revenues from teleservices, and 33.0% in revenues from ground transportation also contributed to the increase in revenues from non-aeronautical services. Non-aeronautical revenue per terminal passenger increased 12.9%, from Ps.48.9 per passenger to Ps.55.2 per passenger. Our revenues from regulated sources in 2007 were Ps. 1,991.7 million, a 14.8% increase compared to Ps. 1,734.5 million in 2006, mainly due to the increase in total passenger traffic of 17.8%. During 2007, Ps. 794.1 million of our revenues derived from non-regulated sources, a 34.9% increase from the Ps. 588.7 million of revenues derived from non-regulated sources in 2006. This increase was primarily due to the 32.5% increase in commercial revenues described above.

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

Operating income for Cancún Airport decreased by 20.6% to Ps. 667.3 million in 2007 from Ps. 840.9 million in 2006 primarily as a result of an intercompany agreement that we entered into in the third quarter of 2007 that enables us to recognize results by considering our subsidiaries as one economic unit, and allows us to make corporate charges and credits to and from our subsidiaries for the purpose of establishing sufficient cash flow at each subsidiary to support such subsidiary’s respective obligations. Our eight other airports, our parent holding company and our administrative services company, on an aggregate basis, reported operating income of Ps. 498.9 million in 2007 compared to operating income of Ps. 20 million in 2006. During 2007, revenues in those eight airports, our parent holding company, and the administrative services company increased 19.7% and passenger traffic volume in the other eight airports increased 20.9%, respectively, from 2006. The increase in revenues largely resulted from the increase in non-aeronautical revenues.
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
Net Income
Net income declined to Ps. 522.4 million in 2007 from Ps. 548.0 million in 2006. This was mainly the result of the increase in deferred fixed rate company taxes due to the tax reforms discussed above in “Taxation”.
Liquidity and Capital Resources
Sources of Liquidity
Historically, our operations, financing and investing activities have been funded through cash flow from operations. The cash flow generated from our operations has generally been used to cover operating expenses and capital expenditures, to make dividend payments and to increase our cash balances. In 2008, 2007 and 2006 we used Ps. 951.0 million, Ps. 231.0 million and Ps. 219.0 million, respectively, to pay dividends. At December 31, 2008, we had Ps. 1,734.0 million in cash and marketable securities. In 2008, we adopted FRS B-2, which requires us to present a statement of cash flows, which classifies cash receipts and payments according to whether they stem from operating, investing or financing activities, and which replaced the statement of changes in financial position. The results of our 2007 and 2006 operations, financing and investing activities continue to be presented as changes in financial position.

Cash Flows
In 2008, we had Ps. 1,555.2 million in cash flow from operating activities. Cash flow used in financing activities was Ps. 951.3 million, as a result of payment of dividends of Ps. 600.0 million and Ps. 351.3 million of tax on dividends paid. Cash flow used in investing activities in 2008 was Ps. 796.1 million, principally for purchases of machinery, furniture, equipment, construction in progress related to the second runway at Cancún Airport, in each case pursuant to our master development plans, and the purchase of land for development in Huatulco.
In 2007, we generated Ps. 1,622.6 million in resources from operating activities. Our resources used in financing activities were Ps.320.1 million, as a result of payment of dividends of Ps. 231.2 million and Ps. 88.9 million of tax on dividends paid. Our resources used in investing activities in 2007 were Ps. 665.2 million for purchases of machinery, furniture, equipment and construction in progress related to the second runway at Cancún Airport.
In 2006, we generated Ps. 1,070.4 million in resources from operating activities. Our resources used in financing activities were Ps. 307.9 million, as a result of payment of dividends of Ps. 218.6 million and Ps. 89.3 million of tax on dividends paid, partially offset by recovered income tax on dividends paid in previous years. Our resources used in investing activities in 2006 were Ps. 1,129.9 million for the construction of the Terminal 3 building at Cancún Airport, which began operations on May 18, 2007.
Indebtedness
As of December 31, 2008 and 2007, we had no material outstanding indebtedness. In May 2009, Aeropuerto de Cancún, S.A. de C.V., our subsidiary that operates the Cancún airport, executed three term credit facilities, consisting of a Ps. 250 million three-year term credit facility from each of IXE Banco, Banco Santander and BBVA Bancomer. The facilities each have 11 equal amortizations of principal, are denominated in pesos, and charge interest at a rate based on the Tasa de Interes Intercambiaria de Equilibria, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.75% to 2.00%. Each of these facilities may be used for general corporate purposes, and we expect to use them to fund capital expenditures related to our master development plans. We have guaranteed our subsidiary’s obligations under each of these facilities. As of May 31, 2009, Ps. 600 million had been disbursed under these facilities.
Some of these credit facilities require us and our subsidiary to maintain a liquidity ratio of at least 1.25 to 1.00, an interest coverage ratio of at least 5.00 to 1.00, a ratio of liabilities to stated capital of no greater than 0.75 to 1.00, and a ratio of earnings before income, taxes, depreciation and amortization to debt of at least 2.00 to 1.00, or incur more than Ps. 500 million of additional debt. If we fail to comply with these and other covenants, certain facilities restrict our ability to pay dividends to our shareholders.
Capital Expenditures
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

On March 31, 2009, the Ministry of Communications and Transportation approved each of our master development plans. The current terms of the master development plans went into effect as of January 1, 2009 and will be in effect until December 31, 2013.
The following table sets forth our historical investments in the periods indicated.
Capital Expenditures

Year ended December 31,	(thousands of pesos)

2006	1,129,915	(1)
2007	665,160	(1)
2008	935,772	(2)

(1)	Expressed in constant pesos as of December 31, 2008.

(2)	Expressed in nominal pesos.
Although we currently intend to fund the investments and working capital required by our business strategy through cash flow from operations, we may incur debt to finance all or a portion of these investments in the future.
Critical Accounting Policies
The preparation of our financial statements requires that we make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses generated during the reporting period. There can be no assurance that actual results will not differ from those estimates and assumptions. The impact and any associated risks related to such policies on our business operations are addressed where such policies affect our reported and expected financial results throughout our discussion of our results of operations. Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment. Our most critical accounting policies are described briefly below. For a detailed discussion of the application of these and other accounting policies, see Notes 2 and 18 of our financial statements.
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
Rental income is recognized on terminal space that is leased through operating leases. Such leases stipulate either: fixed monthly rental fees or fees based on the greater of a minimum monthly rental fee and a specified percentage of the lessee’s monthly revenues or the number of departing passengers. Access fees and other service revenues are recognized as services are provided. All amounts are calculated and recognized on a monthly basis.
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
Deferred Income Tax, Employees’ Statutory Profit Sharing, Flat Rate Business Tax, Asset Tax and Dividend Tax
Our income tax expense, employees’ statutory profit sharing and asset tax is comprised of current expenses and deferred expenses. Deferred income tax and deferred flat rate business tax represent the tax effects of temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our airport concessions, rights to use airport facilities and from non-balance sheet items such as tax loss carry-forwards and credits. Deferred employees’ statutory profit sharing is calculated in a similar manner. These temporary differences and tax loss carry-forwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding difference between the beginning and year-end balances of the recognized deferred tax assets and liabilities is recorded in earnings. Asset tax is a minimum tax that is calculated as 1.25% of the average tax value of virtually all of our assets. In 2006 and 2007, we were subject to the asset tax, which may be recovered through deductions over the following ten years of up to 10% each year of the total asset tax credit carry-forward at December 31, 2007, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three previous years. The asset tax carry-forward may be adjusted for changes in the National Consumer Price Index. The asset tax was eliminated in 2008 in favor of the flat rate business tax. Deferred income and flat rate tax assets, deferred employees’ statutory profit sharing assets, dividend tax and recoverable asset tax are not subject to valuation allowances if we estimate that it is more likely than not that the assets will be realized. We have analyzed each airport on an individual basis and have recognized valuation allowances against deferred tax assets, deferred employees’ statutory profit sharing and recoverable asset tax for some of our airport subsidiaries where taxable income is not expected in the near future. We have not recognized valuation allowances against tax loss carry-forwards generated by our other airport subsidiaries, whereby taxable profits are expected, because each is taxed on an individual basis and under current tax law these tax carry-forwards can be carried forward through the term of the airport concessions or a period of ten years. As our airport concessions expire in 2048, significant management judgment is applied in the determination of the tax projections. Such tax projections take into consideration a number of factors, including the number of passengers we anticipate in our airports, future operation rates, operation costs, and inflation. There can be no assurance that actual results will be as projected.

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
Recently Issued Accounting Standards
During 2008, the Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera, or Mexican Commission for Research and Development of Financial Reporting Standards (“CINIF”) issued certain FRS and certain Interpretations to Financial Reporting Standards (“IFRS”), which became effective on January 1, 2009 (except for IFRS 14, which will become effective on January 1, 2010), as follows:
•	FRS B-7, Business Acquisitions, supersedes bulletin B-7, Business Acquisitions, which was effective up to December 31, 2008, and establishes the general standards for valuing and disclosing the initial recognition of net assets acquired in a business acquisition on the acquisition date, as well as any related non-controlling participation, goodwill and purchase gain.
•	FRS B-8, Consolidated and Combined Financial Statements, supersedes Bulletin B-8, Consolidated and Combined Financial Statements and Valuation of Permanent Share Investments”, which was effective up to December 31, 2008, and establishes the general standards for the preparation and presentation of the consolidated and combined financial statements; as well as for the disclosures accompanying such financial statements.
•	FRS C-7, Investment in Associates and other Permanent Investments, establishes the standards for the accounting recognition of investments in associates, as well as other permanent investments that do not involve control, joint control or significant influence.
•	FRS C-8, Intangible Assets, supersedes Bulletin C-8, Intangible Assets, which was effective until December 31, 2008, and establishes the valuation, presentation and disclosure rules for the initial and subsequent recognition of intangible assets acquired individually or through a business acquisition, or internally generated during the normal course of an entity’s operation.
•	FRS D-8, Shared Based Payments, supersedes the supplemental application in Mexico of IFRS 2, Shared Based Payments, and establishes the standards for recognition of shared based payments in financial statements.
•	IFRS 14, Contracts for Construction, Sale and Rendering of Services Related to Real Estate, is an interpretation of Bulletin D-7, Contracts for Construction and Manufacturing of Certain Capital Goods, and relates to the recognition of income and associated costs and expenditures arising from contracts for construction, sale and rendering of services related to real estate. This interpretation will be effective from January 1, 2010 for any entity that executes contracts for construction, sale and rendering of services related to real estate. Early adoption is allowed.

We do not believe that any of the foregoing FRS or IFRS will have a significant impact on our results of operation.
Differences between Mexican FRS and U.S. GAAP
Our financial statements are prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP. See Note 18 to our financial statements.
The principal differences between Mexican FRS and U.S. GAAP as they relate to us are the treatment of the investments in our concessions and rights to use airport facilities and the related effect on deferred income taxes, the treatment of fees from leasehold agreements, impairment reversals and write-offs of asset tax recoverables. Each of these differences affects both net income and stockholders’ equity. See Note 18 to our financial statements for a discussion of these differences and the effect on our results of operation.
New U.S. Accounting Standards
We are currently evaluating the impact, if any, that the adoption of the following recently issued accounting standards will have on our financial position, result of operations and disclosures.
•	In December 2007, the Financial Accounting Standards Board, or “FASB” published SFAS No. 160, Non Controlling Interests in Consolidated Financial Statements, which is an amendment of ARB No. 51. This statement addresses the reporting of minority interests in the results of the parent and provides direction for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements. SFAS No. 160 will be effective for fiscal years, and interim periods beginning after December 15, 2008; earlier adoption is prohibited and shall be applied prospectively. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.
•	In December 2007, the FASB published SFAS No. 141-R, which replaces SFAS No. 141, Business Combinations. This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141-R will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008; earlier adoption is prohibited.

•	In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 (“FSP FAS 157-2”) Effective Date of FASB Statement No. 157, which delays the effective date of FASB Statement No. 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 will be effective for financial statements issued for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.
•	On March 19, 2008 the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS No. 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.
•	In April 2008, the FASB issued FASB Staff Position No. FAS 142-3 (“FSP FAS 142-3”), Determination of the Useful Life of Intangible Assets. FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. FSP FAS No. 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS No. 142-3 will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.
•	In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. GAAP. SFAS No. 162 will be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.
•	In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contract — an interpretation of FASB Statement No. 60. This statement requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. This statement also requires expanded disclosure about financial guarantee insurance contracts. SFAS No. 163 will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.
•	In May 2008, the FASB issued FASB Staff Position No. APB 14-1 (“FSP ASB 14-1”), Accounting for Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement). FSP APB 14-1 changes the accounting treatment for convertible debt instruments that require or permit partial cash settlement upon conversion. The accounting changes require issuers to separate convertible debt instruments into two components: a non-convertible bond and a conversion option. The separation of the conversion option creates an original issue discount in the bond component which is to be amortized as interest expense over the term of the instrument using the interest method, resulting in an increase to interest expense and a decrease in net income and earnings per share.

•	On November 12, 2008, FASB issued FAS No. 104-e and FIN 46(R)-e, Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities. Enhanced disclosures pursuant to FAS No. 104-e and FIN 46(R)-e will be required of all public entities effective for periods ending after December 15, 2008.
•	In December 2008 the FASB approved FASB Staff Position No. FAS 132(R)-1 (“FSP FAS 132(R)-1”), Employers’ Disclosures about Pensions and Other Postretirement Benefits, which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 also includes a technical amendment to SFAS 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosures about plan assets required by this FSP FAS 132(R)-1 will be effective for financial statements issued for fiscal years beginning after December 15, 2009.
Off-balance sheet arrangements
We are not party to any off-balance sheet arrangements, nor have we been involved in any such transactions in the past.
Tabular disclosure of contractual obligations
The following table summarizes our material contractual obligations as of December 31, 2008.

	Payments due by period
	(in millions of nominal pesos)
									More
			Less than 1						than 5
Contractual Obligations	Total		year		1-3 years		3-5 years		years
Master Development Plans(1)	Ps.	4,733.2	Ps.	903.5	Ps.	3,305.3	Ps.	524.4	Ps.	—
Purchase Obligations		—		—		—		—		—
Operating Lease Obligations		1		1		—		—		—
Technical Assistance Agreement(2)		104		104		—		—		—
Total	Ps.	4,838.2	Ps.	1,088.5	Ps.	3,305.3	Ps.	524.4	Ps.	—

(1)	The master development plans, which contain the investment commitments for our airports have been approved for each year through December 31, 2013. The plans also contain indicative investments for calendar years 2014 through 2023, but these amounts are not binding on us.

(2)	Reflects fixed minimum amount due under the Technical Assistance Agreement. Actual amount to be paid in any year may be higher because technical assistance fees are calculated as the greater of a fixed dollar amount (subject to certain adjustments) and 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican FRS and calculated prior to deducting the technical assistance fee).

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
The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name	Title	Director Since
Fernando Chico Pardo(1)	Director and Chairman (also Chief Executive Officer)	April 28, 2005
Ricardo Guajardo Touché(3)	Director	February 28, 2001
Francisco Garza Zambrano(3)	Director	February 28, 2001
George J. Vojta(3)	Director	April 28, 2003
Roberto Servitje Sendra(3)	Director	April 25, 2008
Luis Chico Pardo	Director	April 25, 2008
Rasmus Christiansen(2)	Director	April 27, 2007

(1)	Elected by ITA as holder of Series BB shares, with Federico Chávez Peón Mijares as Alternate.

(2)	Elected by ITA as holder of Series BB shares, with Mikael Sjørslev as Alternate.

(3)	Independent Director.
Fernando Chico Pardo. Mr. Chico Pardo is a member of our board of directors, Chairman of the Board since April 28, 2005 and our Chief Executive Officer since January 19, 2007. He is the founder and President of Promecap, S.C. since 1997. Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil, S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York) and the Latin America Representative for Mocatta Metals Corporation and the Mexico Representative for Standard Chartered Bank (London). Mr. Chico Pardo is a member of the board of directors of, among others, Grupo Financiero Inbursa, Grupo Carso, Sanborns Hermanos, Sears Roebuck de Mexico and Grupo Posadas. He is 57 years old. Mr. Chico Pardo was appointed by ITA.

Ricardo Guajardo Touché. Mr. Guajardo is a member of our board of directors. He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and General Director of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and General Director of Grupo Vamsa since 1989. He is presently a member of the board of directors of Grupo Bimbo and Almacenes Coppel, and has served on the board of directors of Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), Fomento Economico Mexicano (FEMSA), Grupo Valores de Monterrey (VAMSA), Transportacion Maritima Mexicana (TMM), Alfa and El Puerto de Liverpool. He is 61 years old. Mr. Guajardo is an independent director.
Francisco Garza Zambrano. Mr. Garza is a member of our board of directors and he has served as President of Cementos Mexicanos of Norteamerica y Trading (his current position), as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos E.U.A. He was formerly on the board of directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Camara Nacional del Cemento (CANACEM), Club Industrial, A.C. and Fundacion Mexicana para la Salud. He is 54 years old. Mr. Garza is an independent director.
George Vojta. Mr. Vojta is a member of our board of directors and has been President and Director of the Financial Services Forum since 1999. Previously, Mr. Vojta was Vice Chairman of the Board of Bankers Trust, President of Deak & Company, Chief Financial Officer of Phibro-Salomon, Inc. and Deputy Vice Chairman of Citigroup. Mr. Vojta is currently Chief Executive Officer of the Westchester Group LLC, Chairman of Wharton Financial Institutions Center and the Yale Center for Corporate Governance and Performance. He is 73 years old. Mr. Vojta is an independent director.
Roberto Servitje Sendra. Mr. Servitje is a member of our board of directors. He has been the Deputy Chief Executive Officer of Grupo Bimbo (1969), as well as the company’s Chief Executive Officer (1978) and the Executive President (1990). He is currently Chairman of the Grupo Bimbo’s board of directors (since 1994). He is also currently a member of the board of directors of FEMSA, as well as of the advisory boards of Chrysler Mexico, Grupo Altex, the School of Banking and Commerce and the Hermann International Memorial. He is 81 years old. Mr. Servitje is an independent director.
Luis Chico Pardo. Mr. Chico is a member of our board of directors. He has held positions as an Economist at the Bank of Mexico, as the Manager of the International Division at the Bank of Mexico, as the General Coordinator of the Credit Department at the Mexican Ministry of Finance, as Chief Executive Officer of Banco Mexicano, as Executive Vice-President of Banco Mexicano Somex, and as Chief Executive Officer of Banco B.C.H. He is currently a member of the board of directors of the venture capital investment firm Promecap. Mr. Chico Pardo is 69 years old.

Rasmus Christiansen. Mr. Christiansen is a member of our board of directors and currently serves as Chief Executive Officer of Copenhagen Airports International A/S. Previously, Mr. Christiansen served as Vice President of Copenhagen Airports International A/S, Director, Development & Acquisitions of Copenhagen Airports International A/S, Director and owner of an import/export company in Hungary, Vice President of Dolce International, International Hotel Development & Operations, Chief Executive Officer of Scanticon Conference Center, Aarhus and Director of Sales of Scanticon Conference Center, Aarhus. He is 57 years old.
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
Since 2003, the duties of Director of Operations have been divided into two positions. Currently, Hector Navarrete Munoz is serving in the role of Regional Director of Operations and Gabriel Gurmendez Armand-Ugon is serving in the role of Director of Cancún Airport.
The following table lists our executive officers, their current position and their year of appointment as an executive officer:

Name	Principal Occupation	Executive Officer since
Fernando Chico Pardo*	Chief Executive Officer	January 19, 2007
Adolfo Castro Rivas*	Director of Finance (Chief Financial Officer)	January 24, 2000
Gabriel Gurmendez Armand-Ugon	Director of Cancún Airport	November 20, 2004
Hector Navarrete Muñoz	Regional Director of Operations	January 15, 2003
Claudio Gongora Morales	General Counsel	April 19, 1999
Manuel Gutierrez Sola	Chief Commercial Officer	August 7, 2003

*	Appointed by ITA, as holder of Series BB shares.
Fernando Chico Pardo. Mr. Chico Pardo is a member of our board of directors, Chairman of the Board since April 28, 2005 and our Chief Executive Officer since January 19, 2007. He is the founder and President of Promecap, S.C. since 1997. Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil, S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York) and the Latin America Representative for Mocatta Metals Corporation and the Mexico Representative for Standard Chartered Bank (London). Mr. Chico Pardo is a member of the board of directors of, among others, Grupo Financiero Inbursa, Grupo Carso, Sanborns Hermanos, Sears Roebuck de Mexico and Grupo Posadas. He is 57 years old. Mr. Chico Pardo was appointed by ITA.

Adolfo Castro Rivas. Mr. Castro has been our Director of Finance since January 2000. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. and an auditor and consultant with Coopers & Lybrand. He is 45 years old.
Gabriel Gurmendez Armand-Ugon. Mr. Gurmendez has been the Director of Cancún International Airport since November 2004. Previously, Mr. Gurmendez was the Minister of Transportation and Public Works and the President and Director of ANTEL, the national telecommunications company of Uruguay. Mr. Gurmendez has served as the General Manager of Consorcio Aeropuertos Internacionales S.A., the private concessionaire of the International Airport of Punta del Este, Uruguay. He also acted as interim President of Uruguay’s national oil company, ANCAP, the national railway, AFE, and the national waterworks company, OSE. He is 47 years old.
Hector Navarrete Muñoz. Mr. Navarrete is the Regional Director of Airports. Previously, Mr. Navarrete was the Administrator of the Mérida International Airport, Director of the Board of Culture and Tourism of the State of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security. He is 52 years old.
Claudio Gongora Morales. Mr. Gongora has been General Counsel since April 25, 2001. Previously, he was Sub-Director of ASUR (starting on April 19, 1999). Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compania Exploradora del Istmo, S.A. de C.V. He has been Legal Sub-Director of Comision de Fomento Minero, Legal Chief Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 57 years old.
Manuel Gutierrez Sola. Mr. Gutierrez has been our Chief Commercial Officer since August 7, 2003. Previously, since October 31, 2002, Mr. Gutierrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of ASUR’s commercial strategy. Before that, he was our Concessions Manager since December 2000. Prior to joining ASUR, Mr. Gutierrez was Chief Operations Officer of G. Accion S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V. He is 46 years old.
Share Ownership of Directors and Senior Management
With the exception of Fernando Chico Pardo (see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”), Luis Chico Pardo and Francisco Garza Zambrano, directors and senior management do not own shares of ASUR. There are no compensation arrangements under which employees may acquire capital of ASUR.
Compensation of Directors and Senior Management
Directors received Ps. 4.37 million in aggregate compensation for the year ended December 31, 2008. We paid an aggregate amount of approximately Ps. 20.63 million for the services of our executive officers, which included payments to Promecap, S.C. to pay for the services of Fernando Chico Pardo.

No amount has been set aside by ASUR or its subsidiaries for pension, retirement or similar benefits.
Committees
Our bylaws provide for four committees to assist the board of directors with the management of our business: an Operating Committee, an Audit Committee, an Acquisitions and Contracts Committee and a Nominations and Compensation Committee.
The Operating Committee, which is composed of four members, is responsible for proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development plans of our subsidiary concession holders, our dividend policy and investments of less than U.S.$2 million that are not provided for in our annual budget. The board of directors appoints all the members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint two of the committee members and to appoint the chairman, who has a deciding vote in case of a tie. The consent of the Series BB directors is also required to select the members of the Operating Committee that are not members of our board or officers of our company. The current members of the Operating Committee are Fernando Chico Pardo (Chairman), Rasmus Christiansen, Ricardo Guajardo Touché and Francisco Garza Zambrano. A secretary has also been appointed who is not a member of the committee.
The Audit Committee must be composed of at least three members, all of whom must be independent, and is responsible for supervising the management and conduct of our business, as well as monitoring the activities of our board of directors, our officers and the officers of our subsidiaries for compliance with the bylaws and applicable law. With respect to financial reporting and auditing matters, the Audit Committee has oversight of our internal auditing and controls system, as well as the performance of our external auditors. The Audit Committee is also responsible for monitoring transactions with affiliates, including ITA and its stockholders. In addition to the specific duties and authorities set forth under our bylaws and the Securities Market Law for the Audit Committee, the Audit Committee also has the authority and duties of the Corporate Practices Committee under the Securities Market Law Our bylaws provide that the board of directors shall determine the number of members of the Audit Committee, which is required to comprise solely independent directors. All members of the Audit Committee must meet the applicable independence criteria set forth under the Sarbanes-Oxley Act of 2002 and the rules issued thereunder by the U.S. Securities and Exchange Commission. The president of the Audit Committee is elected by a vote at the shareholders meeting, as is a secretary, who is not required to be a committee member. The committee also appoints among its members a special delegate who may not be a person appointed by the holders of Series BB shares nor be related to the committee members. The special delegate is charged with ensuring that ITA complies with its obligations under the technical assistance agreement it has with us. The current members of the Audit Committee are Ricardo Guajardo Touché (Chairman), Francisco Garza Zambrano and George Vojta (who serves as our Audit Committee financial expert). A secretary has also been appointed who is not a member of the committee.

The Acquisitions and Contracts Committee, composed of three members, is responsible for ensuring compliance with our procurement policies set forth in our bylaws. Among other things, these policies require that the Acquisitions and Contracts Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$400,000 and that any contract between us, on the one hand, and ITA or any of its related persons, on the other hand, be awarded pursuant to a bidding process involving at least three other bidders. Our bylaws provide that a stockholders’ meeting will determine the number (which must be an odd number) of members of the Acquisitions and Contracts Committee, which is required to be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint one member to the committee. The current members of the Acquisitions and Contracts Committee are Fernando Chico Pardo (Chairman), Ricardo Guajardo Touché and Rasmus Christiansen. A secretary has also been appointed who is not a member of the committee.
The Nominations and Compensation Committee was formed on October 12, 1999. The duties of the committee include the proposal to the general shareholders’ meeting of candidates for election to the board of directors and proposal to the board of directors of candidates for appointment as executive officers, as well as proposals to the general shareholders’ meeting regarding the removal and compensation of directors and officers. Our bylaws provide that a stockholders’ meeting will determine the number (which must be an odd number) of members of the committee. The holders of the Series B and Series BB shares, acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee are to be named by these two initial members. Members of the committee each have a term of one year. At each annual shareholders’ meeting after a public offering of our shares, the Nominations and Compensation Committee is required to present a list of at least seven candidates for election as directors for the vote of the Series B stockholders. At an ordinary stockholders’ meeting held February 28, 2001, our stockholders resolved that the Nominations and Compensation Committee be comprised of three members. The current members of the Nominations and Compensation Committee are Rasmus Christiansen (Chairman), Roberto Servitje Sendra and Fernando Chico Pardo.
Employees
The following table sets forth the number of employees in various positions as of the end of 2006, 2007 and 2008.

	As of December 31,	As of December 31,	As of December 31,
	2006	2007	2008
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	86	84	73
Cancún Airport	193	210	213
Cozumel Airport	19	21	25
Huatulco Airport	19	19	19
Mérida Airport	43	47	48
Minatitlán Airport	18	19	19
Oaxaca Airport	22	24	23
Tapachula Airport	21	23	24
Veracruz Airport	25	26	27
Villahermosa Airport	23	24	28

Total Administrative Employees	469	497	499

	As of December 31,	As of December 31,	As of December 31,
	2006	2007	2008

Unionized Employees(2)
Cancún Airport	116	122	121
Cozumel Airport	25	25	35
Huatulco Airport	19	19	19
Mérida Airport	45	45	45
Minatitlán Airport	16	16	16
Oaxaca Airport	19	21	22
Tapachula Airport	16	16	24
Veracruz Airport	26	27	27
Villahermosa Airport	29	29	29

Total Union Employees	311	320	338

(1)	In April 2008, we transferred all of the non-unionized administrative employees employed by our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary.

(2)	In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V., a wholly-owned subsidiary.
As of December 31, 2006, 2007 and 2008, we had approximately 780, 817 and 837 employees, respectively. Of the fourteen administrative employees added in 2008, three were hired to work in Cancún Airport.
In addition, services relating to commercial operations, cargo, baggage screening and certain airport operations are provided by third parties, using their own personnel. As of December 31, 2008 there were approximately 129 employees providing such services.
Approximately 40.4% of our employees on December 31, 2008 were members of labor unions. A significant portion of the services rendered in our airports is provided by personnel employed by third parties.
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
A total of 2,867,302 ADSs (representing 28,673,020 Series B shares) and 7,762,515 Series B shares, or 12.15% of the aggregate capital stock of ASUR, were offered and accepted for payment in the tender offer. The shares offered in the tender offer include Series B shares and ADSs previously directly owned by Mr. Chico Pardo and Copenhagen Airports.
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
Capital Stock Structure
The following table sets forth the current ownership of outstanding shares as of June 9, 2009, to the extent of our knowledge.

			Percentage of total
	Number of Shares		share capital
Identity of stockholder	B Shares	BB Shares	B Shares(3)	BB Shares
Agrupación Aeroportuaria Internacional II, S.A. de C.V.(2)(6)	54,124,587	—	18.04%	—
ITA, through Bancomext (1)(2)(3)(4)(7)	—	22,950,000	—	7.65%
Agrupación Aeroportuaria Internacional, S.A. de C.V.(1)(2)(4)(5)	22,050,000	—	7.35%	—
Macquarie Airports,through JMEX B.V.(7)(8)(9)	24,132,810	—	8.04%	—
The Bank of Nova Scotia(7)(9)	23,841,418	—	7.95%	—
Aberdeen Asset Management(10)	56,730,160	—	18.91%	—
Other Public	96,171,025	—	32.06%	—

(1)	Pursuant to the Share Registry Book of ASUR, the shareholders that formally appear registered as such are (a) Indeval, as depositary of 255,000,000 Series B shares, (b) Bancomext, as holder of 22,050,000 Series B shares, and (c) Bancomext, as holder of 22,950,000 Series BB shares.

(2)	Our CEO Fernando Chico Pardo owns, directly or indirectly, (a) 51% of ITA, (b) 100% of Agrupación Aeroportuaria Internacional, S.A. de C.V., and (c) 100% of Agrupación Aeroportuaria Internacional II, S.A. de C.V.

(3)	Copenhagen Airports owns 49% of the capital stock of ITA .

(4)	Through the letter of instructions dated June 18, 2007, Bancomext, as trustee of the trust created under Trust Agreement dated December 18, 1998 and holder of 45,000,000 Series BB shares, informed ASUR of its decision to convert 22,050,000 Series BB shares into 22,050,000 Series B shares.

(5)	Through the letter of instructions dated July 25, 2007, ITA, as beneficiary of the trust created under Trust Agreement dated December 18, 1998 and holder of 45,000,000 Series BB shares, instructed Bancomext to release from the trust and physically deliver to Agrupación Aeroportuaria Internacional, S.A. de C.V 22,050,000 Series B shares.

(6)	To our knowledge and based on information contained in public reports, from June 2, 2008 until July 3, 2008, Agrupación Aeroportuaria Internacional II, S.A. de C.V., a company indirectly controlled and owned by Fernando Chico Pardo purchased 2,973,052 Series “B” shares, which represent 0.99% of our outstanding capital stock.

(7)	Macquairie Airports indirectly holds 53.7% of the equity of Copenhagen Airports.

(8)	On August 19, 2008, Macquairie Airports disclosed that its subsidiary JMEX B.V. had acquired 15,519,950 Series “B” Shares, which represent 5.17% of ASUR’s outstanding capital stock, consisting of 2,914,900 Series “B” shares and 1,010,645 ADSs (representing an aggregate of 10,106,450 Series “B” shares) that were acquired pursuant to a non-discretionary stock purchase program and 92,600 Series “B” shares and 240,600 ADSs (representing an aggregate of 2,406,000 Series “B” shares) that were acquired in open market transactions. To our knowledge, and based on information contained in public reports, from August 19, 2008 until December 22, 2008, Macquairie Airports acquired through its subsidiary JMEX B.V. an additional 8,612,860 Series “B” shares which represent 2.87% of our outstanding capital stock, consisting of 632,000 Series “B” shares and 798,176 ADSs (representing an aggregate of 7,981,760 Series “B” shares).

(9)	On August 19, 2008, Macquairie Airports disclosed that it had entered into cash-settled equity swaps with Morgan Stanley & Co. International PLC and/or Morgan Stanley Capital Services, Inc. giving it economic exposure to 23,841,418 Series “B” shares, or 7.95% of our outstanding capital stock. Effective December 22, 2008, Macquairie Airports terminated the swaps with Morgan Stanley & Co. International plc and/or Morgan Stanley Capital Services, Inc and entered into a new cash-settled equity swap with The Bank of Nova Scotia as counterparty. The Nova Scotia swap represents economic exposure to 23,841,418 Series “B” shares, or 7.95% of our outstanding capital stock. Based on information contained in public reports, Macquaire Airports is not permitted to exercise any voting, investment or dispositive control in respect of these shares.

(10)	Composed of 5,673,160 ADSs. Based on information contained in public reports, Aberdeen Asset Management has the sole power to vote or direct the vote of 3,829,635 ADSs (representing 38,296,350 Series “B” shares) and has the sole power to dispose or direct the disposition of 1,843,381ADSs (representing 18,433,810 Series “B” shares). To our knowledge and based on information contained in public reports, Aberdeen Asset Management did not purchase any shares in 2008.
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
Currently, ITA may sell in any year up to 20% of its remaining ownership interest in us represented by Series BB shares. The term of the trust will be extended for an additional fifteen years if, at the end of the initial fifteen-year term, ITA holds shares representing more than 10% of our capital stock. ITA may terminate the trust before the second fifteen-year term begins if: (i) ITA holds less than 10% of our capital stock at the end of the initial term; and (ii) the technical services agreement has been terminated. ITA is required to deposit in the trust any additional shares of our capital stock that it acquires.
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
Pursuant to the technical assistance agreement and the participation agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us. These agreements entitle ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our board of directors. These agreements also grant us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The technical assistance agreement has a fifteen-year term and is automatically renewed for additional five-year terms, unless one party provides notice of its intent not to renew within a specified period. We are required under this agreement to pay ITA an annual fee equal to the greater of a fixed dollar amount or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican FRS and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in “Item 6. Directors, Senior Management and Employees—Committees.” In 2004, 2005, 2006, 2007 and 2008 we recognized expenses of U.S.$5.8 million, U.S.$6.2 million, U.S.$6.6 million, U.S.$8.4 million and U.S.$7.6 million, respectively, pursuant to the technical assistance agreement plus additional expenses of approximately U.S.$0.1 million, U.S.$0.2 million, U.S.$0.1 million, U.S.$0.1 million, and U.S.$0.2 million, respectively.

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
We are currently involved in certain legal proceedings in which we are seeking a confirmation of our right to terminate certain lease agreements upon the expiration of their term. These proceedings include litigation involving the duty-free stores in Cancún and the cargo facilities at Merída.
The municipalities of Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Veracruz and Villahermosa have given us notice requesting that we pay property tax (predial) for the property on which these airports are located. However, we believe that the request to pay this tax is not in accordance with applicable law relating to property in the public domain, which includes the airports we currently operate under concessions. We filed a protective action in court against the attempt to collect the tax by the municipal treasuries in each of these cities. Our cases against the municipalities of Cancún, Cozumel, Veracruz, Oaxaca and Villahermosa were decided in our favor. The legal proceeding involving Huatulco is still in progress.
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
Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under Mexican FRS. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., is Ps. 1,049 million (which includes the required allocation corresponding to year 2008 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.
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
As of December 31, 2008, we had no distributable earnings that were subject to corporate income tax. Until we generate such earnings subject to corporate income tax, dividends paid by us to non-resident holders of Series B shares and ADSs will be subject to the corporate-level dividend tax income discussed above.
On April 23, 2009, our stockholders approved the allocation of 5%, or Ps. 52.5 million, of our net profits for the fiscal year ended December 31, 2008 to the legal reserve fund in compliance with Mexican law. The stockholders approved the allocation of 5%, or Ps. 26.1 million, of our net profits for the fiscal year ended December 31, 2007 to the legal reserve fund on April 25, 2007, and approved the allocation of Ps. 27.1 million (5% of net income for fiscal year 2006) to the legal reserve fund on April 27, 2007.
On April 23, 2009, our stockholders approved the payment of a net cash dividend after income tax of Ps. 1,884 million or Ps. 6.28 per share for each outstanding Series B or BB share, of which Ps. 3.24 per share was paid as an ordinary dividend and Ps. 3.04 per share was paid as an extraordinary dividend. This dividend was payable as of May 13, 2009. On April 25, 2008, our stockholders approved the payment of a net ordinary cash dividend after income tax of Ps. 600 million or Ps. 2.00 per share for each outstanding Series B or BB share. This dividend was payable as of May 30, 2008. At the general stockholders’ meeting on April 27, 2007, our stockholders agreed to pay net dividends after income tax of Ps. 231.2 million or Ps. 0.75 per share for each outstanding Series B or BB share. This dividend was payable as of May 31, 2007. Because this dividend payment was not taken from the after-tax earnings account, it gave rise to a dividend income tax of Ps. 88.9 million.

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
The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars over the five most recent financial years is as follows:

	U.S.$ per ADR(1)		Pesos per Series B Share
Years ended December 31,	Low	High	Low	High

2004	18.58	27.05	17.38	30.15

2005	24.35	41.79	28.10	45.00

2006	28.93	45.16	29.00	49.29

2007
First Quarter	41.07	49.41	45.80	54.50
Second Quarter	47.26	55.64	52.00	59.99
Third Quarter	42.18	56.17	47.09	59.60
Fourth Quarter	49.51	62.79	54.19	67.17

2008
First Quarter	49.35	62.89	53.00	68.30
Second Quarter	47.42	63.54	49.10	67.38
Third Quarter	43.57	52.59	45.41	55.62
Fourth Quarter	24.96	49.93	33.75	54.68

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
December 2008	37.34	39.14	47.20	53.86
January 2009	25.71	42.14	36.21	55.94
February 2009	28.21	32.67	40.82	47.13
March 2009	24.55	31.23	36.11	44.99
April 2009	27.00	36.44	37.96	48.00
May 2009	28.70	35.25	38.16	49.60
June 2009(2)	34.86	38.89	45.40	51.60

(1)	10 Series B shares per ADR.

(2)	Through June 5, 2009.

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
As of December 31, 2008, 125 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2008, the ten most actively traded equity issues (excluding banks) represented approximately 75% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico.

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
Item 10. Additional Information
Bylaws
This section summarizes certain provisions of Mexican law and our estatutos sociales (bylaws).
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

Our Capital Stock
The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of June 9, 2009:
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
Registration and Transfer
Our shares are registered with the Mexican Securities Registry, as required under the Securities Market Law and regulations issued by the Mexican Banking and Securities Commission. In the event that the registration of our shares with the Mexican Securities Registry is cancelled, we will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the Mexican Banking and Securities Commission authorizes otherwise, the public offer price shall be the higher of the weighted average trading price (based on volume) for our shares for the most recent thirty days on which the price of the shares has been quoted during the six months prior to the commencement of the public offer; provided that in the event the number of days on which shares may have been quoted during such six-month period is less than thirty, the days on which the shares were effectively quoted shall be taken into consideration; or if no shares traded during such period, the book value (valor contable) of the shares as calculated in accordance with the most recent quarterly report submitted to the Mexican Banking and Securities Commission and to the Mexican Stock Exchange. Notwithstanding the foregoing, we may be exempted from making the public offer if (i) at least 95% of stockholders agree not to make the public offer, (ii) the aggregate amount of the public offer is lower than 300,000 investment units (unidades de inversion or UDIS), and (iii) sufficient resources are transferred to a trust with a minimum term of six months specifically created for purposes of purchasing, at the same price of the offer, the shares of the stockholders that do not tender their shares. Any amendments to the foregoing provisions included in our bylaws require the prior approval of the Mexican Banking and Securities Commission and approval by a resolution of an extraordinary stockholders’ meeting adopted by shares representing at least 95% of our outstanding capital stock.

Series BB shares may only be transferred after conversion into Series B shares, and are subject to the following rules:
•	Except with the prior authorization by the Ministry of Communications and Transportation, ITA was required to retain its interest in the Series BB shares through December 18, 2008.
•	After December 18, 2008, ITA may sell in any year up to 20% of its interest in the Series BB shares.
•	If ITA owns Series BB shares that represent less than 7.65% of our capital stock after December 18, 2013, those remaining Series BB shares must be converted into freely transferable Series B shares.
•	If ITA owns Series BB shares representing at least 7.65% of our capital stock after December 18, 2013, those Series BB shares may be converted into Series B shares, provided the holders of at least 51% of Series B shares (other than shares held by ITA and any of its “related persons”) approve such conversion and vote against renewal of the technical assistance agreement.
For purposes of our bylaws, a “related person” means any of the following:
•	persons that have control or significant influence in an entity that forms part of the corporate group or consortium to which the company belongs, as well as the directors, managers or relevant officers of the entities that form part of such group or consortium,
•	persons that have executive authority in an entity that forms part of a corporate group or consortium to which the company belongs,
•	the spouse, common-law spouse, blood or civil-law relatives up to the fourth degree or in-laws up to the third degree, of any individuals that fall into any of the categories described above, as well as the partners, owners and co-owners of the entities mentioned above with whom they have a business relationship,
•	entities that are part of the corporate group or consortium to which the company belongs,
•	entities over which any of the persons referred to in the first three bullets above exercise control or significant influence,
•	in the case of ASUR, ITA, and
•	in the case of ITA, its stockholders and their related persons.

For purposes of our bylaws, “control” of a person means the ability of a person or group of persons to do any of the following:
•	directly or indirectly impose decisions in general shareholders’ or owners’ meetings or any equivalent body or appoint or remove the majority of board members or managers of an entity,
•	hold the rights that directly or indirectly allow the voting of over 50% of the capital of an entity, or
•	directly or indirectly direct the management, strategy or principal policies of an entity, whether through the ownership of securities, under contract or otherwise.
Stockholder Ownership Restrictions and Antitakeover Protection
Ownership Restrictions
Holders of our shares are subject to the following restrictions:
•	subject to the tender offer procedures described below, holders of Series B shares, either individually or together with their related persons, will have no ownership limitation whatsoever with regard to the shares representing such series;
•	Series BB shares may represent no more than 15% of our outstanding capital stock;
•	subject to the tender offer procedures described below, holders of Series BB shares, either individually or together with their related persons, may also own Series B shares without limitation,
Any amendment to the above provisions requires the vote of shares representing 85% of our capital stock.
•	no more than 5% of our outstanding capital stock may be owned by air carriers; and
•	foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock.
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
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States, and (ii) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the years in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year.
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
Gain on the sale of our Series B shares by a non-Mexican holder will generally not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance, and provided certain requirements set forth by the Mexican Income Tax Law are complied with. Sales or other dispositions of Series B shares made in other circumstances generally would be subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which Mexico is a party.

The tax exemption described in the previous paragraph will not be applicable to pre-negotiated trades executed through the facilities of a Mexican securities exchange. The exemption also will not be applicable in the case of a person or group of persons that, directly or indirectly, holds 10% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a period of 24 months, a sale of 10% or more of our fully paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative instruments or other similar transactions.
For a nonresident corporation or individual that does not meet the requirements summarized above, proceeds obtained from the sale or disposition of shares will be subject to a 25% tax. Under certain circumstances, nonresident corporations and individuals, alternatively, may elect to pay a 20% tax on the gain obtained from the transaction.
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
Foreign Currency Exchange Rate Risk
Our principal exchange rate risk involves changes in the value of the peso relative to the dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2006, 2007 and 2008, approximately 35.1%, 32.8%, and 33.0% respectively, of our consolidated revenues were derived from passenger charges for international passengers. In addition, a substantial portion of our contracts with commercial services are denominated in U.S. dollars. In 2006, 2007 and 2008, approximately 18.5%, 24.8% and 30.7%, respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in dollars. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2008, we estimate that our revenues would have decreased by Ps. 104.5 million.
As of December 31, 2006, 2007 and 2008, 8.2%, 9.3% and 12.4%, respectively, of our cash and marketable securities were denominated in dollars. Based upon a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2008, we estimate that the value of our cash and marketable securities would have increased by Ps. 16.9 million.
We did not have any foreign currency indebtedness at December 31, 2006, 2007 and 2008. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.
At December 31, 2006, 2007 and 2008, we did not have any outstanding forward foreign exchange contracts.
Item 12. Description of Securities Other Than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We conducted an assessment of the effectiveness as of December 31, 2008 of our internal controls over financial reporting using the criteria set for in the “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.
Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.
PricewaterhouseCoopers, the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, as stated in the report attached included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C. Principal Accountant Fees and Services
Audit and Non-Audit Fees
The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2007 and 2008:

	Year ended December 31,
	2007		2008
	(thousands of nominal pesos)
Audit fees		8,762		9,393
Audit-related fees		—		—
Tax fees		187		311

Total fees	Ps.	8,949	Ps.	9,704

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

	(a) Total			(c) Total number of shares
	number of	(b) Average		purchased as part of	(d) Maximum number of shares
	shares	price paid per		publicly announced plans or	that may yet be purchased under
	purchased(1)	share in Pesos		programs	the plans or programs
2007
January 1-31	—		—	—	—
February 1-28	—		—	—	—
March 1-31	—		—	—	—
April 1-30	—		—	—	—
May 1-31	—		—	—	—
June 1-30	—		—	—	—
July 1-31	—		—	—	—
August 1-31	7,051,000	Ps.	50.39	—	—
September 1-30	1,707,200	Ps.	53.47	—	—
October 1-31	—		—	—	—
November 1-30	—		—	—	—
December 1-31	—		—	—	—

2007 Total	8,758,200	Ps.	50.99	—	—

2008
January 1-31	—		—	—	—
February 1-29	—		—	—	—
March 1-31	—		—	—	—
April 1-30	—		—	—	—
May 1-31	5,957,800	Ps.	52.07	—	—
June 1-30	2,525,122	Ps.	52.16	—	—
July 1-31	447,930	Ps.	52.38	—	—
August 1-31	—		—	—	—
September 1-30	—		—	—	—
October 1-31	—		—	—	—
November 1-30	—		—	—	—
December 1-31	—		—	—	—

2008 Total	8,930,852	Ps.	52.11	—	—

(1)	Series “B” shares or number of Series “B” shares resulting from purchase of ADSs.

All of the shares listed above were purchased by Agrupacion Aeroportuaria II, S.A. de C.V., an entity indirectly owned and controlled by Fernando Chico Pardo, our CEO and Chairman.
As of December 31, 2008, the maximum amount authorized by our stockholders for the repurchase of shares was Ps. 678.9 million.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Securities Market Law and the regulations issued by the Mexican National Banking and Securities Commission. We also generally comply on a voluntary basis with the Mexican Code of Best Corporate Practices (Codigo de Mejores Practicas Corporativas) as indicated below, which was created in January 2001 and amended in 2006 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. On an annual basis, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.
The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practice

Director Independence. Majority of board of directors must be independent. §303A.01	Pursuant to the Mexican Securities Market Law, we are required to have a board of directors composed of a maximum of twenty-one members, 25% of whom must be independent. Stockholders are required to make a determination as to the independence of our directors. Our bylaws provide that our Board of Directors must be composed of such odd number of members as determined by our shareholders at the annual meeting, which shall not be less than seven and shall be subject to the maximum limit set forth by the Mexican Securities Market Law. Currently, our board has seven members, of which four are independent under the Sarbanes-Oxley Act of 2002 and as qualified by our shareholders as provided in the Mexican Securities Market Law.

The definition of independence applicable to us pursuant to the Mexican Securities Market Law differs in certain respects from the definition applicable to U.S. issuers under the NYSE rules.

NYSE Standards	Our Corporate Governance Practice

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

• All of the members of our Audit Committee and the committee’s Chairman are independent.

• The Chairman of the Audit Committee is appointed and/or removed exclusively by the general shareholders’ meeting.

• Our Audit Committee operates pursuant to provisions in the Mexican Securities Market Law and our bylaws.

• Our Audit Committee submits an annual report regarding its activities to our Board of Directors.

NYSE Standards	Our Corporate Governance Practice

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

• preparing certain periodic reports for the board of directors pursuant to the Mexican Securities Market Law and our bylaws.

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

The duties of our Audit Committee with regard to corporate practices are, among others, the following:

• evaluating the performance of relevant officers,

• reviewing related-party transactions, and

• determining the total compensation package of the chief executive officer.

NYSE Standards	Our Corporate Governance Practice

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

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
See pages F-1 through F-42. The following is an index to the financial statements:
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

4.1
Amended and Restated Cancún Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

4.2
Participation Agreement among the Company, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C. (“NAFIN”), Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructuras de Transporte, S.A., Groupe GTM, S.A., Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. (“ITA”), Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”) and ASA, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

4.3
Amendment to the Participation Agreement, the Shareholders Agreement and the Technical Assistance Agreement among the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Bancomext, the Company, Servicios Aeroportuario del Sureste, S.A. de C.V., Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V. and Aeropuerto de Villahermosa, S.A. de C.V.; ITA, Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructura de Transporte, S.A. de C.V. and Groupe GTM, S.A. (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

Exhibit No.	Description

4.4
Second Amendment dated April 30, 2007 to the Participation Agreement dated December 18, 1998 among the Company, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructuras de Transporte, S.A., Groupe GTM, S.A., ITA, Bancomext, ASA and Fernando Chico Pardo, English translation (incorporated by reference to our Form 20-F/A filed on July 31, 2007).

4.5
Technical Assistance and Transfer of Technology Agreement among the Company, Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructuras de Transporte, S.A., VINCI, S.A. and ITA, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

4.6
Amendment, dated January 1, 2008 to the Technical Assistance and Transfer of Technology Agreement among the Company, Grupo Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Copenhagen Airports, Fernando Gerardo Chico Pardo and ITA (incorporated by reference to our Form 20-F filed on July 20, 2008).

8.1	List of material subsidiaries of the Company.

11.1	Code of Ethics (incorporated by reference to our Form 20-F filed on June 16, 2004).

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By:	/s/ Adolfo Castro Rivas
	Name:	Adolfo Castro Rivas
	Title:	Chief Financial Officer
Dated: June 10, 2009

GRUPO AEROPORTUARIO DEL SURESTE,
S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2007 AND 2008

GRUPO AEROPORTUARIO DEL SURESTE,
S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2007 AND 2008

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Grupo Aeroportuario del Sureste, S. A. B. de C. V., and its subsidiaries:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, and of changes in stockholder’s equity present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries (“the Company”), at December 31, 2008 and 2007, and the consolidated results of their operations for each of the three years in the period ended December 31, 2008, 2007 and 2006, and the consolidated statement of changes in the financial position for the years ended December 31, 2007 and 2006, respectively and the consolidated statement of cash flows for the year ended the December 2008, in conformity with Mexican Financial Reporting Standards, as adopted by Mexico (MFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these consolidated financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As explained in Note 2, beginning on January 1st, 2008, four new Mexican Financial Reporting Standards became effective. These are: a) B-10 Inflationary effects, b) B-2 Statement of cash flows, c) D-3 Employee benefits, and d) D-4 Income tax. Specific details of these standards and the effects of their prospective adoption from 2008 are described in such note.
MFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the consolidated financial statements.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers, S. C.
Mexico City, May 29, 2009

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008

(Expressed in thousands of Mexican Pesos, as explained in Note 2)

	2007		2008
ASSETS
Current assets:
Cash and marketable securities	Ps.	1,925,697	Ps.	1,733,512
Trade and other receivables, net (Note 4)		279,415		361,200
Recoverable taxes and other current assets		328,498		699,229

Total current assets		2,533,610		2,793,941

Land, machinery, furniture and equipment, net (Note 5)		541,604		1,080,812
Direct commercial operations rights, net of accumulated amortization of Ps. 59,401 and Ps.75,566 , respectively		26,931		10,766
Airport concessions, net of accumulated amortization of Ps. 2,271,861 and Ps. 2,476,739, respectively (Notes 6 and 7)		8,037,900		7,833,022
Rights to use airport facilities, net of accumulated amortization of Ps. 767,736 and Ps. 822,373, respectively (Notes 6 and 7)		2,189,975		2,123,865
Improvements to concessioned assets, net (Note 8)		3,128,619		3,225,390
Recoverable asset tax				107,469
Deferred flat rate business tax (Note 13)		217,442		199,329

Total assets	Ps.	16,676,081	Ps.	17,374,594

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	Ps.	17,073	Ps.	10,022
Accrued expenses and other payables (Note 9)		299,929		611,548

Total current liabilities		317,002		621,570

Seniority premiums		8,494		7,473
Deferred income tax and employees’ statutory profit sharing (Note 13)		1,138,475		1,091,206
Deferred flat rate business tax (Note 13)		706,583		699,349

Total liabilities		2,170,554		2,419,598

Commitments and contingencies (Note 16)

Stockholders’ equity (Note 10):
Capital stock		12,799,204		12,799,204
Legal reserve		167,926		194,044
Reserve for repurchase of stock				—
Retained earnings		1,538,397		1,961,748

Total stockholders’ equity		14,505,527		14,954,996

Total liabilities and stockholders’ equity	Ps.	16,676,081	Ps.	17,374,594

The eighteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on April 13, 2009, by the executive that signed completely these consolidated financial statements and its notes.

C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Expressed in thousands of Mexican Pesos, as explained in Note 2, except per share amounts)

	For the years
	ended December 31,
	2006		2007		2008
REVENUES:
Aeronautical services	Ps.	1,647,594	Ps.	1,890,950	Ps.	2,101,879
Non-aeronautical services		675,530		894,941		1,066,828

Total revenues		2,323,124		2,785,891		3,168,707

OPERATING EXPENSES:

Cost of services, excluding depreciation and amortization		665,275		743,642		810,101
Technical assistance fee		73,707		91,945		104,485
Government concession fee		116,007		139,294		154,752
General and administrative expenses		101,156		104,019		114,159
Depreciation and amortization		506,124		540,821		601,513

Total cost and operating expenses		1,462,269		1,619,721		1,785,010

COMPREHENSIVE FINANCING RESULT:
Interest income, net		103,322		106,482		137,454
Exchange gains, net		4,106		1,612		36,818
Loss from monetary position		(91,642)		(92,950)		—

Net comprehensive financing income		15,786		15,144		174,272

Non ordinary items, net of deferred income of Ps. 2,557 in 2006 (Note 1)		(16,242)		(2,385)		(9,734)

Income before taxes		860,399		1,178,929		1,548,235

Provisions for (Note 13):
Asset tax		44,935		21,899		60,091
Income tax		267,497		145,528		349,571
Flat rate business tax		—		489,141		89,104

Net income	Ps.	547,967	Ps.	522,361	Ps.	1,049,469

Earnings per share (Note 10)	Ps.	1.83	Ps.	1.74	Ps.	3.50

The eighteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on April 13, 2009, by the executive that signed completely these consolidated financial statements and its notes.

C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED ON DECEMBER 31, 2006, 2007 AND 2008
(Expressed in thousands of Mexican Pesos, as explained in Note 2)

					Reserve for				Total
	Capital		Legal		repurchase		Retained		stockholders’
	stock		reserve		of stock		earnings		equity

Balance at December 31, 2005	Ps.	12,799,204	Ps.	110,705	Ps.	545,232	Ps.	608,045	Ps.	14,063,186

Transfer to legal reserve				30,081				(30,081)		—
Transfer to reserve for repurchase of stock						263,732		(263,732)		—
Dividends paid								(218,582)		(218,582)
Income tax paid on dividends								(89,283)		(89,283)
Comprehensive income								547,967		547,967

Balance at December 31, 2006		12,799,204		140,786		808,964		554,334		14,303,288

Transfer to legal reserve				27,140				(27,140)		—
Transfer to reserve for repurchase of stock						194,464		(194,464)		—
Reserve for repurchase of stock cancellation						(1,003,428)		1,003,428		—
Dividends paid								(231,249)		(231,249)
Income tax paid on dividends								(88,873)		(88,873)
Comprehensive income								522,361		522,361

Balance at December 31, 2007		12,799,204		167,926		—		1,538,397		14,505,527

Transfer to legal reserve				26,118				(26,118)		—
Dividends paid								(600,000)		(600,000)
Comprehensive income								1,049,469		1,049,469

Balance at December 31, 2008	Ps.	12,799,204	Ps.	194,044	Ps.	—	Ps.	1,961,748	Ps.	14,954,996

The eighteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on April 13, 2009, by the executive that signed completely these consolidated financial statements and its notes.

C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Expressed in thousands of Mexican Pesos, as explained in Note 2)

	For the year
	ended December 31,
	2008
Operating activities:

Income before taxes	Ps.	1,548,235

Items related to investing activities:
Depreciation and amortization		601,513
Cancellation of deferred employee’s statutory profit sharing		(37,496)
Interest income		(139,679)
Trade receivables		(81,785)
Recoverable taxes and other current assets		(137,836)
Income taxes paid		(178,966)
Trade accounts payable, accrued expenses and other payables		(18,814)

Net cash flow provided by operating activities		1,555,172

Investing activities:
Purchase of improvements to concessioned assets, land, machinery, furniture and equipment		(935,772)
Interest income		139,679

Net cash flow used in investing activities		(796,093)

Financing activities:
Dividends paid		(600,000)
Tax on dividends paid		(351,264)

Net cash flow used in financing activities		(951,264)

Decrease in cash and marketable securities		(192,185)
Cash and marketable securities, beginning of period		1,925,697

Cash and marketable securities, end of period	Ps.	1,733,512

The eighteen notes are an integral part of this consolidated financial statement, which was authorized for issuance on April 13, 2009, by the executive that signed completely this consolidated financial statement and its notes.

C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2007)

	For the years
	ended December 31,
	2006		2007
Operating activities:

Net income	Ps.	547,967	Ps.	522,361
Adjustments to reconcile net income to resources provided by (used in) operating activities:
Depreciation and amortization		506,124		540,821
Deferred income tax		267,497		80,890
Deferred flat rate business tax				489,141
Changes in operating assets and liabilities:
Trade receivables		(68,614)		(35,020)
Recoverable taxes and other current assets		5,503		(44,258)
Recoverable asset tax		(80,979)
Trade accounts payable, accrued expenses and other payables		(107,094)		68,691

Resources provided by operating activities		1,070,404		1,622,626

Financing activities:
Dividends paid		(218,582)		(231,249)
Tax on dividends paid		(89,283)		(88,873)

Resources used in financing activities		(307,865)		(320,122)

Investing activities:
Purchase of improvements to concessioned assets, land, machinery, furniture and equipment		(1,129,915)		(665,160)

Resources used in investing activities		(1,129,915)		(665,160)

Increase in cash and marketable securities		(367,376)		637,344

Cash and marketable securities, beginning of period		1,655,729		1,288,353

Cash and marketable securities, end of period	Ps.	1,288,353	Ps.	1,925,697

The eighteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on April 13, 2009, by the executive that signed completely these consolidated financial statements and its notes.

C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Mexican Pesos, as explained in Note 2, except per share and share amounts)
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
In December 1998 and in March 1999, the Mexican government sold an aggregate 15% equity interest in ASUR to Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (ITA), pursuant to a public bidding process. ITA, an entity owned by Mr. Fernando Chico Pardo and 49% by Copenhagen Airport, paid the Mexican government an aggregate of Ps.1,165,076 (nominal), excluding interest, in exchange for: (i) 45,000,000 Class I Series BB shares representing 15% of ASUR’s capital stock; (ii) options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding at the time of exercise, each determined on a fully diluted basis, from December 18, 2001 to December 18, 2005; and (iii) the right and obligation to enter into several agreements, including a technical assistance agreement, under terms established during the bidding process. As of December 31, 2005 all options were forfeited (see Note 10).

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
On April 27, 2006, in compliance with the provisions of the Mexican Stock Market Law (Ley del Mercado de Valores) published on December 30, 2005, the Company’s shareholders resolved at an Extraordinary General Meeting to change the name of the Company from Grupo Aeroportuario del Sureste, S.A. de C.V. to Grupo Aeroportuario del Sureste, S. A. B. de C. V. They also amended the Company bylaws to reflect the new composition, organization and functions of the Company’s corporate governance bodies and the new rights of minority shareholders.
On March 29, 2007, ITA approved the conversion of 7.35% of the BB series shares into B series shares.
On June 19, 2007, the tender offers initiated by Mr Fernando Chico Pardo in the United States and Mexico for our Series B shares expired, and as result, Agrupacion Aeroportuaria Internacional, S. A. de C. V. and Agrupacion Aeroportuaria Internacional II, S. A. de C. V. , entities indirectly owned and controlled by Fernando Chico Pardo, acquired 19.91% Series B shares.
In addition, ITA, an entity owned 51% by Mr. Fernando Chico Pardo and 49% by Copenhagen airports A/S, holds Series BB shares representing 7.65% of our capital stock which provide it with special management rights. (see Note 10).
At December 31, 2008, ASUR’s capital stock was represented by the investing public (72.44%), Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (7.65%), Agrupación Aeroportuaria Internacional, S. A. de C. V. (7.35%) and Agrupación Aeroportuaria Internacional II, S. A. de C. V. (12.56%).
In October 2005, Hurricane Wilma caused severe damage to large portions of Cancun, Mexico. The storm resulted in extensive flooding in Cancun and Cozumel airports, severe damage in Terminal 1 building and damage (electrical installations, other equipment, etc.) in Terminal 2 building and corporate offices building in Cancun airport.
As a result, as of December 31, 2005, the Company wrote off the Terminal 1 building, provided for the estimated restoration costs for the Terminal 2 building and the corporate offices building in Cancun airport, and incurred other losses.

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
During August 2007, Hurricane Dean hit the Yucatan Peninsula, and even though Cancun, Cozumel and Merida Airports infrastructure was not damaged, the Company incurred certain restoration costs that were classified as non-ordinary loss on natural disasters in the results of operations of the year as indicated in the table below.
The components of the non-ordinary items for the years ended December 31, 2006, 2007 are as follows:

	2006		2007
Terminal 1 building write-off (reversal)	Ps.	(50,369)	Ps.	—
Restoration costs		62,296		2,385
Other losses for natural disasters in other airports		1,579		—
Insurance recovery		(3,633)		—
Deferred taxes		(2,557)		—

Net loss on natural disasters		7,316		2,385
Restructuring and contract termination fees		8,926		—

Net non ordinary items	Ps.	16,242	Ps.	2,385

2. Basis of preparation
The accompanying consolidated financial statements have been prepared to comply with the Mexican Financial Reporting Standards (MFRS). The Company has prepared its income statement classifying it by the function of their components, since the global classification of costs and expenses in general allows for an understanding of the most important allocations related to the main activity.

Beginning on January 1, 2008, the following MFRS issued by the Mexican Financial Reporting Standards Board (CINIF by its Spanish acronym), have been adopted by the Company for the preparation of these consolidated financial statements. The new accounting policies are as follows:
Mexican Financial Reporting Standards B-10 “Inflation Effects” (MFRS B-10)
The provisions of the MFRS B-10 define the concept of the economic environment as either inflationary or non-inflationary. On this basis, as of 2008, the Mexican economy is considered non-inflationary environment, as accumulated inflation over the previous three years is below 26% (the higher limit for an economy to be considered as non-inflationary). Consequently, as of January 1st, 2008, we are required to suspend recognition of the effects of inflation in our financial reporting (suspension of inflationary accounting). As a result, the figures at December 31, 2008, contained in the attached consolidated financial statements are presented in historical Mexican pesos, modified by the effects of inflation on the financial information recognized up to December 31, 2007. The figures as of December 31, 2007, are expressed in Mexican pesos at the purchasing power on that date.
In 2008, the Company did not recognize inflationary effects due to the fact that accumulated inflation for the last three years is 11.56%, and therefore we are considered to be operating in a non-inflationary environment.
Mexican Financial Reporting Standard B-2 “Cash flow statement” (MFRS B-2)
In accordance with the provisions of MFRS B-2, the Company has prepared a consolidated cash flow statement as a basic financial statement for the year ending December 31, 2008. This shows the inflows and outflows of cash that represent the Company’s generation or application of earnings during the year, classified according to whether they are for operating, investing or financing purposes. For this purpose, the Company has used the indirect method, which presents consolidated profit or loss before taxes, adjusted for the effects of operations in previous periods that have been charged or paid for during the current period and of operations in the current period that will be charged or paid for in the future. The provisions of this MFRS are intended for a prospective application. Up to December 31, 2007, the consolidated statement of changes in financial situation was presented as a basic financial statement, which classifies changes in financial situation according to operating, financing and investment activities. This statement is presented in pesos at the purchasing power as of that date.
Mexican Financial Reporting Standard D-3 “Employee benefits” (MFRS D-3)
The new provisions of MFRS D-3, applicable prospectively as of January 1st, 2008, have created the following changes, among others:
The reduction of amortization periods for items corresponding to past services which are now amortized over a five-year term. Up to December 31, 2007, past services were amortized based on an estimate of employees’ service period.
In addition, the provision of the new MFRS required the cancellation of the additional liability and its counterpart of intangible assets.

The determination of deferred Employee Profit Sharing (PTU) is based on the assets and liabilities method with an integral approach; and they are recognized when it is probable that these benefits will be paid or recovered from employees rendering services in the future.
Mexican Financial Reporting Standard D-4 “Income Tax” (MFRS D-4)
The changes established in the new MFRS D-4 require, among other things, the reclassification to retained earnings of the balance corresponding to the accumulated deferred income tax effect, which originated upon initial adoption of the deferred tax standard.
IFRIC-12 Concessions (IFRIC-12):
As of 2008, the Company has adopted supplementarily the guidelines of the International Financial Reporting Interpretation Committee (IFRIC) contained in interpretation Number 12 Concessions (IFRIC-12), which establishes the rules for classifying and recording assets under concession, their amortization and maintenance. IFRIC-12, which came into effect on January 1, 2008, is applied supplementarily in Mexico, as established in MFRS A-8 Complementary Status.
The result of the aforementioned adoption was the separate presentation of improvements to assets under concession from machinery, furniture and equipment, where it was previously presented on the consolidated balance sheet. IFRIC-12 had no effect on the consolidated results of the Company or its subsidiaries for the year ending December 31, 2008.
The attached consolidated financial statement and their notes were authorized for publication on February 18th, 2009, by the Company’s Audit Committee except for Note 18 which was approved on March 13th, 2009.
3. Summary of significant Mexican FRS accounting policies
Below is a summary of the most significant accounting policies, which have been consistently applied in the years reported on, unless otherwise indicated. As explained in Note 2, the figures as of December 31, 2008, in the attached consolidated financial statements are presented in historical Mexican pesos, modified for the effects of inflation on the financial information recognized as of December 31, 2007. The figures as of December 31, 2007 and 2006 are expressed in Mexican pesos at the purchasing power of December 31, 2007.

a) Basis of presentation
The consolidated subsidiaries of the Company are:

	Ownership interest (direct and indirect)
Subsidiary	2007	2008

Aeropuerto de Cancún, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Cozumel, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Mérida, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Huatulco, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Oaxaca, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Veracruz, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Villahermosa, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Tapachula, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Minatitlán, S. A. de C. V.	99.99%	99.99%
RH Asur, S. A. de C. V. (*)		99.99%
Servicios Aeroportuarios del Sureste, S. A. de C. V.	99.99%	99.99%

(*)	Company incorporated on February 1, 2008, with an indefinite duration and whose principal activity is to provide professional services.
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
b) Cash and marketable securities
Cash and marketable securities include cash and temporary investments in securities convertible into cash in the short term (less than one year). As of December 31, 2008 and 2007, cash and temporary investments consisted primarily of money market accounts and short-term bonds issued by the Mexican government that are valued at market price.

c) Derivatives
The Company identified an embedded derivative in the currency component associated with an operating lease contract, whose revenues are denominated in U.S. dollars, entered into between parties whose functional currency is the Mexican peso. These were classified as trading derivatives.
d) Machinery, furniture and equipment, net
As of December 31, 2008, the machinery, furniture and equipment are expressed as follows: i) acquisition subsequent to January 1, 2008 at their historical cost and ii) acquisitions until December 31, 2007 at their restated value determined by applying CPI factors up to December 31, 2007. Consequently, at December 31, 2008, the property, plant and equipment are expressed at their modified historical costs.
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

The acquisition costs of the nine airports concessions and the acquisition costs of rights acquired from others entities were allocated to the rights to use the airport facilities and to certain environmental liabilities assumed with the excess acquisition cost recorded as airport concessions. The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser. The amounts allocated to the environmental liabilities assumed were based on management’s best estimate of the actual costs to be incurred and reflect the terms of the agreement with the environmental authorities (see Note 6).
Actually, the rights to use airports facilities, improvements to concessioned assets and airports concessions are expressed as follows: i) acquisition subsequent to January 1, 2008 at their historical cost and ii) acquisitions until December 31, 2007 at their restated value determined by applying CPI factors cost up to December 31, 2007. Consequently, at December 31, 2008, rights to use airports facilities, improvements to concessioned assets and airports concessions are expressed at their modified historical costs.
The rights to use the airports facilities are being amortized on a straight-line basis over the estimated remaining useful lives of the underlying assets. The amounts allocated to the airports concessions are being amortized on a straight-line basis over the life of the concessions and the rights acquired.
f) Review of the book value of long — lived assets
The Company estimates the recoverable value of the rights to use airport facilities, airport concessions and improvements to concessioned assets to be the estimated discounted future net cash flows from the nine airport concessions in the aggregate as the Company is not permitted to dispose of or cease operating any individual airport. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized. As of December 31, 2007 and 2008, the recoverable value exceeded the carrying value.
The procedures and criterion used by the Company are in line with the provisions of Bulletin C-15, “Impairment in the Value of Long-lived Assets and Their Disposal”.
g) Employees Benefits.- Seniority premiums and employee severance pay.
Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service and severance payments, which represent 20 days of salary for each year of services rendered, are recorded as a cost of the years in which the respective services are rendered, based on actuarial studies carried out using the projected unit credit method.
The provision for severance payments as a result of involuntary redundancies is calculated using the projected unit credit method. The initial effect is recognized over the average working life of employees, in accordance with the accounting principle, and it therefore has no significant effects on the consolidated results of the year, affecting mainly deferred assets and long-term liabilities.

With regard to items pending amortization as of December 31, 2007, which are known as transition liabilities and include the labor cost for past services and actuarial gains (losses) pending amortization, these are amortized as of January 1, 2008, over a period of five years instead of over the estimated service period of the employee, as until 2007.
As of January 1, 2008, actuarial studies of employee benefits incorporate the hypothesis of compensation increase as a part of defined benefits liability. Similarly, as of that date, the additional liability and its corresponding intangible assets were canceled, as was the component in accounting equity recognized prior to December 31, 2007.
As of January 1, 2008, the Company incorporated the treatment of the Employees’ statutory profit sharing (“PTU”) current and deferred, as an expense relating to labor obligations instead of a tax on profits. Deferred PTU is recorded only for those differences that exist between the net profit of the accounting year and the tax year applicable for PTU purposes, which are reasonably assumed will create a liability or a benefit in the future.
h) Stockholders’ Equity
Capital stock, legal reserve, reserve for repurchase stock and retained earnings are expressed at their restated historical cost, determined by applying CPI rates to historical cost. Movements in these accounts in 2008 are expressed at historical cost. Transfers to the retained earnings account were stated in pesos at the purchasing power of December 31, 2007.
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
The following table presents the Company’s revenues for the years ended December 31, 2006, 2007 and 2008, using the classifications established under the Airport Law and its regulations (see below for discussion of revenue regulation):

	Year ended
	December 31,
	2006		2007		2008
Regulated services:
Airport services	Ps.	1,734,473	Ps.	1,991,745	Ps.	2,211,226

Non-regulated services:
Airport services:
Access fees from non-permanent ground transportation		9,022		12,053		14,679
Car parking lots and related access fees		39,128		47,557		48,431
Other access fees		2,451		4,198		3,227
Commercial services		513,140		684,794		840,984
Other services		24,910		45,544		50,160

Total non-regulated services		588,651		794,146		957,481

	Ps.	2,323,124	Ps.	2,785,891	Ps.	3,168,707

The allowance for doubtful accounts receivable is recognized on the basis of studies conducted by the Company’s Management and is considered sufficient to absorb losses under policies established by the Company.

j) Transactions in foreign currency and exchange rate differences
Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rates in effect as of the balance sheet dates. Currency exchange fluctuations are included in income for the period and reflected in comprehensive financing cost.
k) Deferred income tax, deferred flat rate business tax and tax on dividends
The deferred income tax and IETU are recorded based on the comprehensive asset-and-liability method, which consists of recognizing deferred tax on all temporary differences between the book and tax values of assets and liabilities to be materialized in the future (See Note 13).
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
Tax incurred on dividends paid is recorded in 2006 and 2007, against retained earnings, in accordance with Mexican Financial Reporting Standard D-4 issued by the Commission on Accounting Principles of the MIPA. In 2008, it was recognized as a tax benefit in the Consolidated Balance Sheet as it may be credited against income tax incurred in the following two years, in accordance with the tax regulations currently in force.
l) Loss from monetary position
As of December 31st, 2007, the loss from monetary position shown in the consolidated profit and loss statements represents the inflationary loss according to the Mexican CPI, on net monthly monetary assets and liabilities in the year, expressed in pesos at the purchasing power as of that date.

m) Comprehensive income
Comprehensive income is represented by the net income plus items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions. The amounts of the comprehensive income from 2006 and 2007 and 2008 are expressed at pesos of purchasing power of December 31, 2007 and amounts of comprehensive income from 2008 are expressed in nominal pesos.
n) Earnings per share
Basic earnings per share were computed by dividing income available to stockholders by the weighted-average number of shares outstanding (see Note 10). Weighted-average shares outstanding for calculating diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into shares, using the treasury stock method. Under the treasury stock method, proceeds received from the assumed exercise of the stock options would be used to repurchase the Company’s shares at the average market price during the period.
The weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the years ended December 31, 2006, 2007 and 2008.
o) Concentrations
Approximately 76% of revenues during the years ended December 31, 2006, 2007 and 2008, respectively, were generated from operations at the Cancún International Airport.
As of December 31, 2006, 2007 and 2008, the Company maintained its cash and marketable securities with a major Mexican brokerage firm and other Mexican financial institutions. The Company would be adversely affected in the event of non-performance by any of these institutions. Management does not anticipate non-performance.
p) Recently issued accounting standards
During the last months of 2008, the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF) issued a series of Financial Reporting Standards and two interpretations (INIF), whose application will be as from January 1, 2009, and January 1, 2010 for INIF 14. It is considered that such MFRS and their interpretations will not have a significant impact in the financial information to be presented by the Company.
MFRS B-7, “Business acquisitions”. Establishes the general standards for valuation and disclosure in the initial recognition of the net assets acquired in a business acquisition at acquisition date, as well as the non controlling involvement and other items that may arise in them, such as goodwill and purchase gain. This standard supersedes the Bulletin B-7 “Business acquisitions” which is effective up to December 31, 2008.

MFRS B-8 “Consolidated and combined financial statements” — Establishes the general standards for the preparation and presentation of the consolidated and combined financial statements; as well as for the disclosures accompanying such financial statements. This MFRS supersedes the Bulletin B-8 “Consolidated and combined financial statements and valuation of permanent share investments”, which is effective up to December 31, 2008.
MFRS C-7 “Investment in associates and other permanent investments” — Establishes the standards for the accounting recognition of the investments in associates, as well as other permanent investments on which there are no control, joint control or significant influence.
MFRS C-8 “Intangible Assets” — Establishes the valuation, presentation and disclosure rules for the recognition both initial and subsequent of the intangible assets acquired individually or through a business acquisition, or internally generated during the normal course of the entity’s operations. This MFRS supersedes the Bulletin C-8 “Intangible Assets” which is effective up to December 31, 2008.
MFRS D-8 “Shared based payments” — Establishes the standards that should be observed in the recognition of the shared based payments in the financial information. This MFRS supersedes the supplemental application in Mexico of the IFRS 2 “Shared Based Payments” issued by the Consejo Internacional de Normas de Información Financiera.
Also the CINIF has issued the following interpretations to the Financial Reporting Standards (INIF):
INIF 14 “Contracts on construction, sale and rendering of services related to real estate” which contemplates the regulation in the Bulletin D-7 Contracts on construction and manufacturing of some capital goods. This interpretation will became effective as from January 1, 2010 for all the entities executing contracts on construction, sale and rendering of services related to real estate. Its early adoption is allowed.
4. Trade receivables, net
As of December 31, 2007 and 2008, trade receivables, net consist of the following:

	December 31,
	2007		2008
Trade receivables	Ps.	280,350	Ps.	370,627
Less: allowance for doubtful accounts		(935)		(9,427)

Net	Ps.	279,415	Ps.	361,200

The following table presents the roll forward of the allowance for doubtful accounts for the years ended December 31, 2006, 2007 and 2008:

	December 31,
	2006		2007		2008

Balance at the beginning of the period	Ps.	(10,522)	Ps.	(300)	Ps.	(935)
Increases, applications and cancellations, net		9,530		(646)		(8,492)
Effects of inflation		692		11		—

Balance at the end of the period	Ps.	(300)	Ps.	(935)	Ps.	(9,427)

5. Land, machinery, furniture and equipment
As of December 31, 2007 and 2008, the machinery, furniture and equipment, net consist of the following:

	December 31,				Depreciation
	2007		2008		rate

Machinery and equipment	Ps.	100,006	Ps.	132,991	10%
Office furniture and equipment		121,286		130,460	10%
Automotive equipment		173,464		175,959	25%
Others		4,729		5,603	Other

		399,485		445,013

Less: accumulated depreciation		(234,331)		(267,129)

Total		165,154		177,884

Land (a)		117,800		437,052
Construction in progress (b)		221,626		411,570
Advances to contractors		37,024		54,306

Net	Ps.	541,604	Ps.	1,080,812

Depreciation expense for the years ended December 31, 2006, 2007 and 2008 was Ps. 33,937, Ps. 40,883 and Ps. 46,154, respectively.
(a)
In October 2008, the Company acquired, through public bid and with the authorization of the Board of Directors, 130.3 hectares of land in Huatulco for a total of Ps. 286,283. See acquired commitments in Note 16d

(b)
At December 31, 2007 and 2008, works in progress include Ps. 104,490 and Ps. 379,820, respectively, corresponding to the projects involving runway 2 and the control tower currently under construction at the Cancun Airport, considered in the Master Development Plan described in Note 16

6. Airport concessions
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

Acquisition cost	Ps.	12,710,426

Allocated to:
Rights to use airport facilities:
Runways, taxiways, and aprons	Ps.	1,582,491
Buildings		511,858
Other infrastructure		132,067
Land		684,725

		2,911,141

Environmental liabilities		(15,529)
Airport concessions		9,814,814

Total	Ps.	12,710,426

Total amortization expense for the years ended December 31, 2006, 2007 and 2008, was Ps. 274,587, Ps. 252,759 and Ps. 260,930, respectively.

Each of the Company’s airport concessions contain the following basic terms and conditions:
•
The concession holder should undertake the construction, improvement or maintenance of the facilities in accordance with its Master Development Plan and is required to update the plan every five years (see Note 16).

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
7. Other rights acquired
Effective as from June 30, 1999, the Company acquired the rights of Cancun Air, S. A. de C. V., Dicas, S. A. and Aeropremier de Mexico, S. A. de C. V., to provide certain services at the Cancun and Merida international airports and certain related machinery, furniture and equipment for approximately US$39.6 million.
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

The acquisition cost of the rights has been allocated to the rights to use the underlying facilities based on the assets’ depreciated replacement cost, as determined by an independent appraiser, with the excess allocated to airport concessions as follows:

Acquisition cost	Ps.	556,145

Allocated to:
Rights to use:
Buildings	Ps.	59,694
Other infrastructure		2,816

		62,510

Airport concessions		493,635

Total	Ps.	556,145

Amortization of the rights to use the underlying facilities is recorded on a straight-line basis over the estimated remaining useful lives of the assets. Amortization of amounts allocated to airport concessions is recorded over the term of the rights acquired. Amortization expense for the years ended December 31, 2006, 2007 and 2008 was Ps. 53,304, Ps. 9,043 and Ps. 10,058, respectively. The amortization of the concession, which represents approximately 88 % of the total airport concessions original value was completed in December 2006.
Through an agreement in March 2004, the Company terminated some lease agreements early at the Aeropuerto de Cancun, S. A. de C. V., with one of its operators of restaurants and convenience stores. The price of this transaction amounted to US$7 million dollars, and is being amortized by using the straight-line method over the remaining lives of the original lease agreements signed by the parties.
In July 2006, ASUR signed an agreement with a third party by which the Company transferred the operation of the restaurant and snack bar in the Cancun Airport. The total amount of the transaction is US$2.55 million that is being paid in 9 semi-annual installments with an interest rate of 15%.
During 2006, the Company invested in various feasibility studies in connection with the bidding for the concession to construct and operate an alternative airport in southeast area of Riviera Maya. As of December 31, 2007, the Company has capitalized expenses for US$1 million. During the year 2008, the Company wrote-off such costs totaling US$1million.

8. Improvements to concessioned assets
The improvements to concessioned assets as of December 31, 2007 and 2008, were comprised of the following:

	December 31,
	2007		2008
Buildings	Ps.	1,503,367	Ps.	1,521,324
Air side		884,848		1,083,086
Land side		292,365		312,122
Technical installations		281,007		301,068
Machinery and equipment		218,244		246,338
Security equipment		249,018		272,336
IT equipment		245,316		291,494
Others		31,859		40,195

Total		3,706,024		4,067,963

Less: accumulated depreciation		(577,405)		(842,573)

Total	Ps.	3,128,619	Ps.	3,225,390

Total depreciation expense for the years ended December 31, 2006, 2007 and 2008, was Ps.128,402, Ps. 219,057 and Ps. 265,336, respectively.
9. Accrued expenses and other payables
As of December 31, 2007 and 2008, this account consists of the following:

	December 31,
	2007		2008
Taxes payable	Ps.	96,880	Ps.	453,290
Concession fees		46,337		45,421
Due To Shareholder — ITA		63,126		23,411
Other accruals		93,586		89,426

Total	Ps.	299,929	Ps.	611,548

10. Stockholders’ equity
At December 31, 2007 and 2008, the minimum fixed capital with no withdrawal rights is Ps.7,767,276 (nominal figure), represented by 300,000,000 (series “B” 277,050,000 and series “BB” 22,950,000) ordinary nominative Class I shares with no par value, fully subscribed and paid in. The variable portion of the capital stock is represented by ordinary nominative Class II shares. The shares are classifies in series B and BB as follow:

		Percentage over
	Number	Capital Stock
Type of share	of shares	Total

Series B	277,050,000	92.35%
Series BB	22,950,000	7.65%

Total	300,000,000	100.00%

As of December 31, 2007 and 2008, capital stock was restated as follows:

	Nominal				Restated
	value		Restatement		value
Capital stock:
Fixed	Ps.	7,767,276	Ps.	5,031,928	Ps.	12,799,204

ASUR and each of its Subsidiaries are legally required to allocate at least 5% of their unconsolidated annual net income to a legal equity reserve fund. This allocation must be continued until the equity reserve is equal to 20% of the issued and outstanding capital stock of the relevant Company. Mexican corporations may pay dividends only out of earnings after such allocation to the reserve fund. As of December 31, 2007 and 2008, the Company transferred Ps.27,140 and Ps. 26,118, respectively from retained earnings to legal reserve.
At the April 27, 2007, general stockholders’ meetings, the Shareholders approved the modification of the treatment relating to the share repurchase reserve. From this date the applicable balance of the repurchase reserve would be transferred to retained earnings.
At the April 25, 2008, general stockholders’ meeting, the Shareholders agreed to establish a maximum amount for the repurchase of shares of Ps. 678,946 (Ps. 194,464 in 2007). Additionally, Ps. 1,003,428 was transferred to retained earnings.

Dividends
At the April 27, 2006 general stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps. 218,582 (Ps.204,600 nominal), or Ps. 0.68 (nominal) per share, thus giving rise to an income tax on dividends of Ps.89,283 (Ps. 83,569 nominal), since they were not from the After-tax Earnings Account (see Note 13).
At the April 27, 2007 general stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps. 231,249 (Ps.225,000 nominal), or Ps.0.75 (nominal) per share, thus giving rise to an income tax on dividends of Ps. 88,873 (Ps.87,500 nominal), since they were not from the After-tax Earnings Account (see Note 13).
At the April 25, 2008 general stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps. 600,000 nominal, or Ps.2.00 (nominal) per share, thus giving rise to an income tax on dividends of Ps. 351,262 nominal, since they were not from the After-tax Earnings Account. The Company recognized as a tax balance in favor in the Balance Sheet due to the fact that it may be offset against the Income Tax (ISR) incurred in the following two years, according to the taxation provisions currently in force.
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
Earnings per share
Earnings per share for the years ended December 31, 2006, 2007 and 2008, are presented as follows:

	2006		2007		2008

Income from continuing operations	Ps.	2.92	Ps.	3.94	Ps.	5.19
Non ordinary items	Ps.	(0.05)	Ps.	(0.01)	Ps.	(0.03)

Net income	Ps.	1.83	Ps.	1.74	Ps.	3.50

11. Rentals under operating leases
The Company leases commercial space inside and outside the terminals to third parties under operating leases. The following is a schedule by years of minimum future rentals on non cancelable operating leases as of December 31, 2008 including minimum secured commercial lease agreements per passenger:

Period ending December 31:

2009	Ps.	664,852
2010		546,961
2011		510,633
2012		497,660
2013		471,992
Thereafter		1,578,872

Total	Ps.	4,270,970

12. Foreign currency balances and transactions
The foreign currency position of monetary items at December 31, 2007 and 2008 were as shown as follows:

	Foreign currency		Period end
	amounts		Exchange rate		Mexican pesos
	(thousands)				(thousands)
December 31, 2007
Assets:
Cash and marketable securities	US$	16,403	Ps.	10. 9157	Ps.	179,050
Prepaids		1,558		10. 9157		17,007
Deposits		41		10. 9157		448
Clients		4,276		10. 9157		46,676

Liabilities:
Accrued expenses and other payables	US$	1,623	Ps.	10.9157	Ps.	17,716
Deposits		960		10.9157		10,481

	Foreign currency		Period end
	amounts		Exchange rate		Mexican pesos
	(thousands)				(thousands)
December 31, 2008
Assets:
Cash and marketable securities	US$	15,498	Ps.	13.8325	Ps.	214,376
Prepaids		133		13.8325		1,840
Deposits		36		13.8325		498
Clients		3,463		13.8325		47,902

Liabilities:
Accrued expenses and other payables	US$	489	Ps.	13.8325	Ps.	6,764
Deposits		1,369		13.8325		18,937

The principal foreign currency transactions during the year ended December 31, 2006, 2007 and 2008, were as follows:

	Foreign currency		Average
	amounts		exchange rate		Mexican pesos
	(thousands)				(thousands)

Year ended December 31, 2006
Income statement:
Technical assistance fees and related costs	US$	2,391	Ps.	10.98	Ps.	26,260
Professional services expenses		1,304		10.86		14,161
Other		876		10.90		9,548

Year ended December 31, 2007
Income statement:
Technical assistance fees and related costs	US$	2,451	Ps.	10.92	Ps.	26,777
Professional services expenses		2,198		10.94		24,038
Other		4,250		10.84		46,083

Year ended December 31, 2008
Income statement:
Professional services expenses	US$	1,825	Ps.	11.40	Ps.	20,800

Other		3,025		11.37		34,389

The prevailing exchange rate between the Mexican peso and the US dollar at December 31, 2007 and 2008 was Ps. 10.9157 and Ps. 13.8325, per US dollar, respectively. The exchange rate was Ps. 13.0880 per US dollar on April 13, 2009.
13. Income tax, asset tax and flat rate business tax (IETU)
The Company does not currently prepare a consolidated tax return.
a) Income Tax:
In 2006, 2007 and 2008 the Company’s subsidiaries (with the exception of those mentioned below) had combined tax losses of Ps. 411,494, Ps. 89,457 and Ps. 329,966, respectively, in 2007 income tax of Ps. 257,070 and Ps. 262,673, respectively in Aeropuerto de Cancun, S.A. de C.V. and Grupo Aeroportuario del Sureste, S. A. B. de C. V. (stand alone) and in 2008 income tax of Ps. 69,517 and Ps. 1,389,540, respectively in Cancun Airport Services, S. A. de C. V. and Grupo Aeroportuario del Sureste, S. A. B. de C.V.
Based on financial and tax projections of each subsidiary which show that, with the exception of Aeropuerto de Cancún, S.A. de C.V. (Cancún Airport), Grupo Aeroportuario del Sureste, S.A. B. de C.V. (individual) and Cancun Airport Services, S.A. de C.V., the rest of the subsidiaries will essentially pay IETU in the future, the Company wrote-off net Ps. 150,000, representing the cumulative deferred income taxes of these Subsidiaries. In addition, as of December 31, 2007, the Company recognized a deferred IETU tax liability of Ps. 706,600 and deferred IETU tax asset of Ps. 217,400 corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to materialize in future periods in the following subsidiaries: Aeropuerto de Cozumel, S.A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V..
Taxable income differs from the net income due to timing and permanent differences arising basically from the different basis for the recognition of the effects of inflation and for the effects of the non-deductible expenses. See section c) below.

For the years ended December 31, 2006, 2007 and 2008, the income tax provision was composed as follows:

	For the years
	ended December 31,
	2006		2007		2008

Current income tax	Ps.	—	Ps.	64,638	Ps.	408,536
Deferred income tax		264,940		230,931		(58,965)
Cancellation of income tax from prior periods				(150,041)
Income tax-deferred accounted for non ordinary items		2,557

Provision for income tax	Ps.	267,497	Ps.	145,528	Ps.	349,571

The reconciliation between the statutory and effective tax rates is shown below:

	For the years
	ended December 31,
	2006		2007		2008

Income before statutory income tax	Ps.	860,399	Ps.	1,178,929	Ps.	1,548,235

Statutory income tax rate		29%		28%		28%

Income tax to statutory rate		249,516		330,100		433,506

Nondeductible expenses and other permanent differences		(5,274)		(41,221)		(10,768)
Nontaxable income		(4,367)		(8,567)		(6,410)
Net difference between the gain or loss on net monetary position and the inflationary component determined for tax purposes		26,766		33,698		(28,278)
Discontinuance of inflation Accounting of B-10						(31,436)
Valuation allowance		9,460		(18,441)		(7,043)
Cancellation of deferred income tax						(150,041)
Change in tax rate		(8,604)

Provision for income tax	Ps.	267,497	Ps.	145,528	Ps.	349,571

Effective tax rate		31%		12%		23%

The tax and Employee’s statutory profit sharing effects of temporary differences that give rise to significant deferred tax and Employee’s statutory profit sharing assets and liabilities as of December 31, 2007 and 2008, are as follows:

	December 31,
	2007		2008
Deferred income tax
Deferred asset tax:
Tax loss carryforwards	Ps.	756,050	Ps.	397,968
Other		27,418		12,187
Cancellation of deferred income tax from prior periods		150,041
Valuation allowance		(58,211)

		875,298		410,155

Deferred tax liabilities:
Airport concessions, rights to use airport facilities and machinery furniture and equipment		(2,461,726)		(1,941,762)
Other		(6,465)		(2,321)

		(2,468,191)		(1,944,083)

Net deferred tax liabilities before recoverable asset tax		(1,592,893)		(1,533,928)

Recoverable asset tax, net of valuation allowance of Ps. 114,624 and Ps.49,192, respectively		491,914		442,722

Net deferred tax liabilities	Ps.	(1,100,979)	Ps.	(1,091,206)

Deferred employees’ statutory profit sharing:
Net deferred employees’ statutory profit sharing liabilities recognized in respect of all the non recurring temporary differences generated in the year ended December 31, 2000, between the tax and the book basis		(37,496)

Cancelled deferred employee’s statutory profit sharing

Net deferred income tax and employees’ statutory profit sharing liabilities	Ps.	(1,138,475)	Ps.	(1,091,206)

Based on the weight of available evidence as of December 31, 2007 and 2008, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2007 and 2008, for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

In April and May 2008, the Company cancelled the deferred profit sharing (PTU) balance, which was applied to consolidated income for the period as an ordinary expense of Ps. 37,496, due to the restructuring of the Group.
b) Asset Tax:
The asset tax was calculated in 2007 as 1.25% (1.8% in 2006) on the average tax value of virtually all of the Company’s assets (including the airport concessions). The average tax value of each asset was calculated differently depending on its classification under the tax law. In 2006 and 2007, the Company incurred Ps. 125,914, and Ps. 81,887, respectively, in asset tax of which Ps. 44,935 and Ps.21,899, respectively were directly charged to income for the year, since there was no certainty of the recoverability in the future. According to the Flat Rate Business Tax Law (LIETU) effective as of January 1st, 2008, the asset tax balance may be recovered through rebates over the following ten years up to 10% each year, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest of the asset tax amounts paid during the three years prior to January 1, 2008. The asset tax may be restated by applying any of the factors that arise from the National Consumer Price Index (INPC).
The Company submitted a consultation to the Mexican Ministry of Finance and Public Credit (SHCP) in order to confirm the principle whereby the Company does not lose the right to recover part of Asset Tax under this concept. As of the date of this report, the response that has been received from the Ministry of Finance is that it is not possible to confirm the view of the Company. This matter is currently before the federal courts.
In November 2008, the Company wrote-off an asset tax balance in the results of the period in the amount of Ps. 60,091. This sum will no longer be recoverable according to the mechanisms established under the IETU Law, which states that asset tax will be recovered gradually each year up to a maximum amount of 10% of the total asset tax paid over the 10 years prior to 2008.
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
As from October 1, 2007, in compliance with FRS D-4 and FRS Interpretation-8, the Company recognized a deferred tax corresponding to the temporary differences arising in determining the IETU tax base and that materialize in subsequent periods for the following subsidiaries: Aeropuerto de Cozumel, S. A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V., Aeropuerto de Tapachula, S. A. de C. V., Aeropuerto de Veracruz, S. A. de C. V., Aeropuerto de Villahermosa, S. A. de C. V., Servicios Aeroportuarios del Sureste, S. A. de C. V., as well as RH Asur, S. A. de C. V. Consequently, the Company cancelled the total deferred income tax, due to the fact that temporary items generated thereon are not deductible for income tax purposes, and accordingly, the tax to be incurred will be the new flat tax (IETU); therefore, at December 31, 2008 and 2007, the Company has recognized deferred IETU.

The Flat rate business tax (IETU) provision in 2007 and 2008, are as follows:

	December 31
	2007	2008

Current IETU	$—	$78,225

Deferred IETU	489,141	10,879

Provision for IETU	$489,141	$89,104

At December 31, 2007 and 2008, the principal timing differences on which deferred IETU Tax was recognized are as shown below:

	December 31,
	2007		2008
Deferred IETU tax liability:

Airport concessions, rights to use airport facilities and machinery furniture and equipment	Ps.	4,051,076	Ps.	3,992,049
Trade receivable				91,718
Valuation allowance				4,291
Others		(13,455)		(91,778)

		4,037,621		3,996,280

IETU tax applicable rate		17.5%		17.5%

Deferred IETU tax liability	Ps.	706,583	Ps.	699,349

Tax credit by:

Fixed assets, acquired from 1998 to August 31, 2007	Ps.	217,442	Ps.	195,805
Excess deductions on taxable income				3,524

Deferred IETU tax liability net	Ps.	489,141	Ps.	500,020

14. Technical assistance agreement
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
The Company entered into an amendment agreement relating to the Technical Assistance and Technology Transfer Agreement, which states that the related fee will be paid on a quarterly basis as of the 1st of January 2008. These quarterly payments will be deducted from the annual fee.
For the years ended on December 31, 2006, 2007 and 2008, technical assistance expenses were Ps. 73,707, Ps. 91,945 and Ps.104,485, respectively.
ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.
ITA’s Series “BB” shares were placed in a trust to, among other things; ensure performance under the technical assistance agreement.

15. Related party transactions
See Notes 10 and 14 for disclosures concerning certain other transactions with related parties.

As of December 31, 2007 and 2008, the accounts pending payment with related parties are as follows:

	December 31,
	2007		2008

Accounts receivable:
Compañía Méxicana de Aviación, S. A. de C. V. (Key management personnel)	Ps.	52,350	Ps.	34,296

Accounts payable:
Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (Shareholder)	Ps.	(63,120)	Ps.	(23,441)
Promecap, S. C. (Key Management personnel)		(825)		(601)
Lava Tap de Chiapas, S. A. de C. V. (Key management personnel)		(248)		(291)
Telefonos de México, S. A. de C. V. (Key management personnel)		(48)		(108)
Mexicana de Aviación S. A. de C. V. (Key management personnel)		(47)
Grupo Posadas, S. A. de C. V. (Key management personnel)		(44)

		(64,332)		(24,441)

Net	Ps.	(11,982)	Ps.	9,855

During the years ending December 31, 2006, 2007 and 2008, the following transaction with related parties were carried out.

	2006		2007		2008

Revenues from airport services	Ps.	214,316	Ps.	198,787	Ps.	159,014
Technical assistance		(73,707)		(91,945)		(104,485)
Administrative services		(4,435)		(5,782)		(5,181)
Leases		(2,480)		(2,457)		(2,617)
Telephone services and network connections		(3,395)		(5,737)		(6,931)
Cleaning services		(5,338)		(5,263)		(10,224)
Others		(1,911)		(3,003)		(4,354)

During the years ending December, 31, 2007 and 2008, the Company provided the following benefits to key Management Personnel, the Board of Directors and the different Committees of the Board of Directors:

	2007		2008

Compensation to key personnel	Ps.	16,500	Ps.	20,627
Compensation to Board of Directors and Committees		5,052		4,365

16. Commitments and contingencies
Commitments:
a)	In 2005, the Company entered into a new 60 month operating lease with a related party for its corporate offices with monthly payments of US$ 17,832.

Rental expense was approximately Ps. 2,480, Ps. 2,457 and Ps. 2,617 for the years ended December 31, 2006, 2007 and 2008, respectively.

b)
On December 30th, 2003, the Company received approval from the Mexican Ministry of Communications and Transportation (SCT) for its Master Development Plan (PMD) for each of the nine airports for the period between 2004 and 2008. As of December 31st, 2008, the Company had complied with the investments required under the Master Development Plan for the period between 2004 and 2008.

c)
On December 23, 2008, the Ministry of Communications and Transport (SCT) pronounced a 90-day extension to the deadlines for approval of the Master Development Plans for the period from 2009 to 2013. At the date of this report, the SCT had not yet released the Master Development Plans.

d)
In accordance with the terms of the purchase of the land in Huatulco in October 2008, the Company is required to build 450 hotel rooms within four years. To this end, the Company intends to enter into agreements with third parties, in order to honor the commitment assumed with FONATUR. On February 26th, 2009, the Company delivered its proposal for an Integral Tourism Plan in relation to this project to FONATUR, and as of this date said proposal is pending approval.

Contingencies:
a)	The operations of the Company are subject to Mexican federal and state laws.
b)	At present, there are two labor-law claims against the Company. The Company is in the judicial process. Moreover, no ruling has been handed down at the date of this report.
c)
The Huatulco municipal government has initiated legal proceedings against the Company to claim payment of the property tax corresponding to the land where the airport is located. The Company believes that there is no legal ground for the proceedings, as was the case of other Group’s airports and where a favorable ruling for the Company was obtained concerning the payment of the tax in question (although the municipality has since taken legal action to request the revocation of this ruling.)

Additionally, the municipality of Benito Juárez, in which Cancun Airport is located, has again requested payment of property taxes. The Company has filed an appeal against this request, since there is a court order in the Company’s favor stating that the Airport is not required to pay property taxes.

d)
The Mexican Department of Civil Aviation (DGAC) has initiated twelve administrative lawsuits against the Company based on a series of audits carried out during the years 2004 to 2006. The Company has begun counter-proceedings, as it considers that these lawsuits are baseless due to the inappropriate procedures followed by the DGAC. Since these lawsuits make no reference to the number of observations that have not been resolved or to the possible penalties that might be applied, it is not possible to estimate the potential effects on the consolidated financial position of the Company.

Management does not believe that any liabilities relating to these claims are likely to have a material adverse effect on the Company’s consolidated financial condition or results of operations.

17. Segment information
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

Year ended													Consolidation
December 31, 2006	Cancun		Villahermosa		Mérida		Servicios		Other		Adjustments		Total

Total revenues	Ps.	1,757,128	Ps.	100,655	Ps.	141,724	Ps.	196,367	Ps.	345,688	Ps.	(218,438)	Ps.	2,323,124
Operating income (loss)		840,902		17,046		14,740		1,827		(13,660)				860,855
Total assets		10,900,449		800,224		1,127,506		31,126		17,446,455		(14,802,706)		15,503,054
Capital expenditures		957,590		32,090		43,174		1,841		95,220				1,129,915
Depreciation and amortization		323,673		29,062		39,027		2,417		111,945				506,124

Year ended													Consolidation
December 31, 2007	Cancun		Villahermosa		Mérida		Servicios		Other		Adjustments		Total

Total revenues	Ps.	2,108,081	Ps.	130,984	Ps.	172,100	Ps.	206,271	Ps.	1,003,494	Ps.	(835,039)	Ps.	2,785,891
Operating income (loss)		667,332		42,657		22,795		3,319		430,067				1,166,170
Total assets		11,303,907		898,475		1,251,028		22,383		17,944,140		(14,743,853)		16,676,081
Capital expenditures		544,066		5,679		45,745		1,966		67,704				665,160
Depreciation and amortization		350,138		29,279		41,000		2,208		118,196				540,821

Year ended													Consolidation
December 31, 2008	Cancun		Villahermosa		Mérida		Servicios		Other		Adjustments		Total

Total revenues	Ps.	2,449,918	Ps.	139,899	Ps.	178,616	Ps.	421,034	Ps.	1,544,649	Ps.	(1,565,409)	Ps.	3,168,707
Operating income (loss)		356,192		27,590		2,549		(19,307)		1,016,673				1,383,697
Total assets		10,746,482		924,198		1,252,538		43,942		19,434,765		(15,027,331)		17,374,594
Capital expenditures		497,988		9,127		15,877		1,025		411,755				935,772
Depreciation and amortization		390,589		32,366		46,997		1,830		129,731				601,513

The accounting policies of the reportable segments are the same as those described in note 3.
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

18. Differences between Mexican Financial Reporting Standards and US GAAP
The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States of America (“US GAAP”). Through December 31, 2007 the consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see Note 2). The reconciliation does not include the reversal of adjustments to the consolidated financial statements for the effects of inflation required under Mexican FRS because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.
Adoption of new accounting principles
In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies, at their election, to measure specified financial instruments, warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the “fair value option,” will enable some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently, and it is easier than using the complex hedge-accounting requirements in SFAS No. 133, to achieve similar results. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and therefore became effective for the Company as of January 1, 2008. The Company has not elected to measure any eligible items at fair value. Accordingly, the adoption of SFAS No. 159 has not impacted the Company’s results of operations and financial position.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings.
SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
•	Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 — Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs. (i.e., quoted prices for similar assets or liabilities.)

•	Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
The provisions of SFAS No. 157 were adopted by the Company on January 1, 2008 and did not have any effect on its overall financial position or results of operations.

The principal differences between Mexican FRS and US GAAP and the effect on the Company’s net income and stockholders’ equity are presented below with an explanation of the adjustments:

	For the year ended December 31,
	2006		2007		2008
Reconciliation of net income:

Net income as reported under Mexican FRS	Ps.	547,967	Ps.	522,361	Ps.	1,049,469
US GAAP adjustments:
(A) Amortization of airport concessions		196,336		196,336		196,336
(A) Amortization of rights to use airport facilities		15,880		10,594		10,341
(B) Amortization of Terminal 1 building write-off reversal		(50,162)		109		109
(C) Contract termination fee on leasehold agreement		15,893		16,526		16,165
(D) Concession fee on leasehold agreement, net of inflation effects		(4,014)		(14,531)		6,186
(E) Tax on dividends, net		(89,283)		(88,873)
(F) Deferred employees’ statutory profit sharing, net of inflation effects		(153,754)		(120,593)		(15,895)
(G) Deferred income taxes, net of inflation effects		(47,266)		(662,816)		(36,649)
(H) Deferred flat rate business tax, net of inflation effects				398,161		(6,453)

Total US GAAP adjustments		(116,370)		(265,087)		170,140

Net income under US GAAP	Ps.	431,597	Ps.	257,274	Ps.	1,219,609

Basic and diluted earnings per share	Ps.	1.44	Ps.	0.86	Ps.	4.07

	As of December 31,
	2007		2008

Reconciliation of stockholders’ equity:

Total stockholders’ equity reported under Mexican FRS	Ps.	14,505,527	Ps.	14,954,996

US GAAP adjustments:
(A) Airport concessions		(8,015,528)		(7,819,192)
(A) Rights to use airport facilities		(468,596)		(458,255)
(B) Terminal 1 write-off reversal		(50,053)		(49,944)
(C) Contract termination fee on leasehold agreement		(26,931)		(10,766)
(D) Concession fee on lease hold agreement		(18,545)		(12,359)
(F) Deferred employees’ statutory profit sharing		17,315		1,420
(G) Deferred income taxes		1,692,298		1,655,649
(H) Deferred flat rate business tax		398,161		391,708

Total US GAAP adjustments		(6,471,879)		(6,301,739)

Total stockholders’ equity under US GAAP	Ps.	8,033,648	Ps.	8,653,257

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under US GAAP are as follows:

Balance at December 31, 2006	Ps.	8,007,623
Net income		257,274
Dividends declared		(231,249)

Balance at December 31, 2007		8,033,648
Net income		1,219,609
Dividends declared		(600,000)

Balance at December 31, 2008	Ps.	8,653,257

The following tables present the condensed consolidated balance sheets and statements of income of the Company, including all US GAAP adjustments, as of December 31, 2007 and 2008, and for the years ended December 31, 2006, 2007 and 2008.

	As of December 31,
	2007		2008
Assets
Current assets:
Cash and cash equivalents	Ps.	1,870,675	Ps.	1,733,512
Other current assets		662,934		877,512
Current deferred income tax asset		5,533		4,725
Current dividend income tax asset		—		290,387
Current deferred flat rate business tax		3,502		20,901

Total current assets		2,542,644		2,927,037

Improvements to concessioned assets, land, machinery, furniture and equipment — net		3,670,223		4,306,202
Airport concessions — net		22,376		13,776
Rights to use airport facilities — net		1,671,325		1,615,667
Noncurrent deferred employees’ statutory profit sharing		—		1,420
Noncurrent deferred income taxes		673,122		845,264

Total assets	Ps.	8,579,690	Ps.	9,709,366

Liabilities and Stockholders’ Equity
Current liabilities:
Other liabilities	Ps.	335,549	Ps.	633,930
Seniority premiums		8,494		7,420

Total current liabilities		344,043		641,350

Deferred employees’ statutory profit sharing liability				20,181
Deferred income taxes liability		87,336		285,546
Deferred flat rate business tax liability		94,482		129,213

Total liabilities		546,042		1,056,109

Total stockholders’ equity		8,033,648		8,653,257

Total liabilities and stockholders’ equity	Ps.	8,579,690	Ps.	9,709,366

	For the years ended
	December 31,
	2006		2007		2008

Net revenues	Ps.	2,319,110	Ps.	2,771,216	Ps.	3,174,893

Cost of services (1)		(814,046)		(862,827)		(687,819)
General and administrative expenses (1)		(106,138)		(104,019)		(114,159)
Depreciation and amortization		(277,808)		(317,256)		(378,561)
Other expenses		(258,884)		(233,624)		(407,149)

Operating expenses		(1,456,876)		(1,517,726)		(1,587,688)

Operating income		862,234		1,253,490		1,587,205

Net comprehensive financing income		15,786		14,367		174,273
Income tax expense (2)		(446,423)		(1,010,583)		(541,869)

Net income	Ps.	431,597	Ps.	257,274	Ps.	1,219,609

(1)	Exclusive of depreciation and amortization.

(2)	Consists of asset tax, tax on dividends income taxes and flat rate business tax.
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

Below is the summary of the amortization and depreciation of the airport concessions and the rights to use airport facilities for the next 5 years under MFRS.

	(Expressed in thousands of Mexican Pesos)
Year	Concession		Rights to use airport facilities
2009	Ps.	204,567	Ps.	65,804
2010		200,321		65,465
2011		196,012		64,689
2012		196,012		64,684
2013		196,012		64,537

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
(C) Contract termination fee on leasehold agreements
Under Mexican FRS, the Company capitalized a one-time termination fee on a concessionaire’s leases at the Cancun airport, which is being amortized over the remaining lives of the original lease agreements (see Note 7). Under US GAAP, pursuant to SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” this fee represents a contract termination cost that should be expensed when the Company terminates the leases. Therefore, charges of Ps. 15,893, Ps. 16,526 and Ps.16,165 in the US GAAP reconciliation in 2006, 2007 and 2008, respectively, reflect the reversal of amortization expense recorded under Mexican FRS.
(D) Concession fee on leasehold agreement
During 2006, the Company entered into an agreement to transfer the operation of the restaurant and snack bar located in the Cancun airport to a third party. As result of this agreement, the Company would receive 9 semi-annual installments with an interest rate of 15%. During 2006, the Company received anticipated payments of Ps. 4,014 and during 2007; it received the total remaining installments payments required over the term of the leasehold agreement.
Under Mexican FRS the Company recognized the fee as income as collected.
Under US GAAP, pursuant to SFAS No. 13 “Accounting For Leases” this agreement is accounted for as an operating lease; therefore income is recognized on a straight line basis over the term of the agreement.

(E) Tax on dividends
For the years ended December 31, 2006, 2007, and 2008 the Company paid tax on dividends amounting to Ps. 89,283, Ps. 88,873, Ps. 351,262, respectively. Under US GAAP, tax on dividends is recorded as a deferred tax credit since in accordance with Mexican Tax Law it can be used to reduce future taxable income in the year incurred and the following two years, subject to certain limitations. Such tax on dividends is subject to a valuation allowance.
Under Mexican FRS in effect through December 31, 2007, the recovered tax on dividends is recorded as a credit to retained earnings. Effective January 1, 2008, with the adoption of the new Mexican FRS on income taxes, such amounts are no longer recorded to retained earnings but rather are reflected as a receivable subject to an evaluation of recoverability. For the years ended December 31, 2006, and 2007, the Company has not recovered any amount of tax on dividends from the Tax Authorities although for the year ended December 31, 2008, approximately Ps. 60,875 has been utilized to offset other taxes due, primarily due to a change in tax legislation which occurred in 2008.
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
Through December 31, 2007, the deferred PTU tax adjustment represents the cumulative impact of the differences in accounting relating to the US GAAP adjustments described in A), B), C) and D) above, and the difference in presenting the effects of inflation.
In the months of April and May 2008, the Company cancelled its deferred PTU balance related to certain subsidiaries and applied it to the results of the year as an ordinary expense of Ps. 37,496 due to the restructuring in the group, which involved the transfer of unionized and non-unionized employees, respectively, to the service companies RH Asur, S. A. de C. V. and Servicios Aeroportuarios del Sureste, S. A. de C. V. The latter will act as replacement employers.

(G) Deferred income taxes
Accounting for income taxes in accordance with Bulletin D-4 is similar to accounting for income taxes in accordance with US GAAP, SFAS No. 109 (“SFAS 109”), “Accounting for Income Taxes”.
Bulletin D-4 requires that the change in net deferred income taxes during the period resulting from inflation on monetary deferred tax assets and liabilities be recorded against the gain or loss on monetary position. For US GAAP purposes, through December 31, 2007, the Company applied the guidance in EITF 93-9, “Application of FASB Statement No. 109 in Foreign Financial Statements Restated for General Price-Level Changes” and consequently, the deferred tax expense is calculated comparing beginning and ending deferred tax balances on a constant currency basis (i.e. December 31, 2007 constant pesos). The monetary gain related to deferred income taxes for the years ended December 31, 2006 and 2007 amounted to Ps. 1,940 and, Ps. 486 respectively which have been reflected in the deferred tax line item for US GAAP purposes. Because inflation changes are no longer applicable the 2008 figures are not necessary.
The deferred income tax adjustments required to reconcile Stockholders’ equity and net income under Mexican FRS to US GAAP as of and for the years ended December 31, 2006, 2007 and 2008, represents the cumulative impact of the differences in accounting relating to the US GAAP adjustments described in A), B), C) and D) above and the difference in presenting the effects of inflation as required for 2006 and 2007.
The tax effects of temporary differences that give rise to deferred asset tax and liabilities, after considering the impact of US GAAP adjustments, at December 31, 2007 and 2008 are as follows:

	As of December 31,
	2007		2008

Current deferred income asset tax:
Accrued liabilities	Ps.	23,436	Ps.	5,880
Tax paid on dividends		—		290,387

Less: Current valuation allowance		(17,903)		(1,155)

Current deferred asset tax		5,533		295,112

Current deferred income tax liability:
Inventories		(3,171)
Prepaids and other current assets		(5,717)

Current deferred tax liability		(8,888)

Net current deferred income asset tax (liability)	Ps.	(3,355)	Ps.	295,112

	As of December 31,
	2007		2008

Noncurrent deferred income asset tax:

Tax paid on dividends	Ps.	88,873	Ps.	88,873
Tax loss carryforwards		756,050		533,396
Others				4,590

		844,923		626,859
Less: Noncurrent valuation allowance		(675,235)		(224,317)

Noncurrent deferred asset tax		169,688		402,542

Noncurrent deferred income tax liability:

Fixed assets		(64,159)		(283,559)
Other deferred assets		(2,769)		(1,987)

Noncurrent deferred tax liability		(66,928)		(285,546)

Net noncurrent deferred asset tax		102,760		116,996

Total net deferred asset tax		99,405		412,108
Recoverable asset tax		491,914		442,722

Net deferred income asset tax under US GAAP		591,319		854,830

Net deferred income tax liability under Mexican FRS		1,100,979		800,819

Net deferred income tax US GAAP adjustments to the net deferred income tax liability	Ps.	1,692,298	Ps.	1,655,649

Based on the history of cumulative tax losses in recent years and the expiration dates of the airports concessions, the Company has recognized a valuation allowance for those airports that based on the projections, are not expected to generate taxable income in future periods when deductible temporary differences reverse or loss carry-forwards remain available under Mexican tax law.
(H) Deferred flat rate business tax
On October 1, 2007, the Mexican Government enacted the new Flat Rate Business Tax (“Impuesto Empresarial a Tasa Unica” or “IETU”). This law became effective as of January 1, 2008. The law introduces a flat rate, which replaces Mexico’s asset tax and is applied along with Mexico’s regular income tax. Mexican companies will be required to pay the greater of the IETU or the income tax. IETU is calculated by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter. The US GAAP adjustment represents the cumulative impact of the differences in accounting relating to the US GAAP adjustments described in A), B), C) and D) above and the difference in presenting the effects of inflation as required in 2006 and 2007.

The effects of temporary differences that give rise to deferred IETU, after considering the impact of the US GAAP balances as of December 2007 and 2008 are as follows:

	As of December 31,
	2007		2008
Deferred IETU tax asset:
Accrued liabilities	Ps.	3,502	Ps.	20,901

Deferred IETU liability:

Fixed assets	Ps.	(93,083)		(111,646)

Others		(1,399)		(17,567)

		(94,482)		(129,213)

Net deferred IETU tax liability under US GAAP	Ps.	(90,980)	Ps.	(108,312)

Net deferred IETU tax liability under Mexican FRS		(489,141)		(500,020)

Net deferred IETU US GAAP adjustments	Ps.	389,161	Ps.	391,708

(I) Cash and cash equivalents
Under Mexican FRS, temporary investments and marketable securities, expected to be held less than one year, are considered to be cash equivalents.
Under US GAAP, temporary investments and cash equivalents with original maturities greater than 90 days are considered to be short-term investments and, accordingly, are shown separately from cash in the balance sheet and cash flow statement.
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

(K) Supplemental Cash Flow Information
Presented below are statements of cash flows of the Company for the years ended December 31, 2006, 2007 and 2008, prepared after considering the impact of US GAAP adjustments. The cash flow statements for 2006 and 2007 present nominal cash flows during the periods, adjusted to December 31, 2007, purchasing power.

	For the years ended
	December 31,
	2006		2007		2008
Operating activities:
Net income under US GAAP	Ps.	431,597	Ps.	257,274	Ps.	1,219,609
Adjustments to reconcile net income to cash flows provided by operating activities:
Allowance for doubtful accounts		—		—		8,492
Loss from monetary position		91,642		92,950		—
Asset tax, tax on dividends and deferred income taxes		446,423		919,603		446,311
Deferred employees’ statutory profit sharing		153,754		119,185		15,895
Deferred flat rate business tax				90,980		95,558
Depreciation and amortization		277,808		317,255		378,561
Other provisions		62,245		63,127		23,411
Restoration cost for natural disasters		62,296		2,385		—
Insurance proceeds		(3,633)		—		—
Changes in operating assets and liabilities:
Trade receivables		(75,461)		(43,874)		(134,151)
Recoverable taxes and other current assets		(182,670)		(198,045)		(618,225)
Trade accounts payable		(16,291)		23,209		274,970
Accrued expenses and other payables		(165,277)		82,292		(15,582)

Cash flows provided by operating activities		1,082,433		1,726,341		1,694,849

Investing activities:
Proceeds from short-term investments		402,772		409,012		55,022
Purchases of short-term investments		(354,112)		(51,062)		—
Purchase of other rights and machinery furniture and equipment		(1,034,232)		(722,200)		(935,772)
Insurance proceeds		51,137		—
Restorations payments		(94,352)		—		—

Cash flows used in investing activities		(1,028,787)		(364,250)		(880,750)

Financing activities:
Payments of tax on dividends		(89,283)		(88,873)		(351,262)
Payment of dividends		(218,582)		(231,249)		(600,000)

Cash flows used in financing activities		(307,865)		(320,122)		(951,262)

Effects of inflation on cash and cash equivalents		(45,157)		(31,151)		—

Increase (decrease) in cash and cash equivalents		(299,376)		1,010,818		(137,163)
Cash and cash equivalents at beginning of period		1,159,233		859,857		1,870,675

Cash and cash equivalents at end of period	Ps.	859,857	Ps.	1,870,675	Ps.	1,733,512

Supplemental cash disclosures:
Asset tax	Ps.	130,342	Ps.	81,887	Ps.	—
Tax on dividends		89,283		88,873		351,262
Flat rate business tax		—		—		75,943
Current income tax		—		—		103,023

(L) Recently Issued Accounting Standards
The Company is currently evaluating the impact, if any, of the adoption of the following recently issued accounting standards will have on its financial position, result of operations and disclosures.
In December 2007, the FASB published SFAS No. 160 “Non Controlling Interests in Consolidated Financial Statements” — an amendment of ARB No. 51. This statement addresses the reporting of minority interests in the results of the parent and provides direction for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements.
SFAS No. 160 will be effective for fiscal years, and interim periods after December 15, 2008, earlier adoption is prohibited and shall be applied retrospectively.
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
SFAS No 141-R will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008, introduces significant changes to the accounting for and reporting of business combinations, continuing the movement toward greater use of fair values.
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

On November 12, 2008, FASB issued Statement FSP No. FAS 104-4 and FIN 46(R)-8 “Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities”. The FASB decided that the enhanced disclosures will be required of all public entities effective for periods ending after December 15, 2008.

C.P.A. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

EXHIBIT INDEX

Exhibit No.	Description

8.1	List of material subsidiaries of the Company.

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.