Form 20-F
period 2009-12-31
SOUTHEAST AIRPORT GROUP
filed 2010-05-28
CIK 1123452

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2009
Commission File Number 1-15132
Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

Southeast Airport Group (Translation of registrant’s name into English)	United Mexican States (Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A — 4th Floor
Bosques de las Lomas
05120 México, D.F.
Mexico
(Address of principal executive offices)

Adolfo Castro Rivas
CFO and Head of Investor Relations
Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Bosque de Alisos No. 47A — 4th Floor
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
This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 12.9110 to U.S.$1.00, the exchange rate for pesos on January 4, 2010 as published by the Federal Reserve Board. On May 21, 2010 the exchange rate for pesos, as published by the Federal Reserve Board was Ps. 12.9701 to U.S.$1.00.
The following tables present a summary of our consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto. Our financial statements are prepared in accordance with Mexican FRS, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Reconciliation to U.S. GAAP of our net income and total stockholders’ equity is also provided in this summary financial data. Note 19 to our financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to our business.
Mexican FRS provides that if the cumulative inflation in Mexico measured by the índice nacional de precios al consumidor, or national consumer price index (“NCPI”) in the most recent three-year period is less than 26%, we are required to suspend recognition the effects of inflation in our financial statements for the fiscal year following such period. Because the cumulative NCPI in each of the three-year periods ended December 31, 2007 and December 31, 2008 was below 26%, we suspended recognition of the effects of inflation in our financial statements as of and for the years ended December 31, 2008 and December 31, 2009.

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
The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2005.

	Year ended December 31,
	2005		2006		2007		2008		2009
	(thousands of constant Mexican pesos as of December						(thousands of nominal Mexican				(thousands of
	31, 2007)(1)						pesos)(1)				dollars) (2)
Income statement data:
Mexican FRS:
Revenues:
Aeronautical services(3)	Ps.	1,577,295	Ps.	1,647,594	Ps.	1,890,950	Ps.	2,101,879	Ps.	2,042,647	$158,210
Non-aeronautical services(4)		650,889		675,530		894,941		1,066,828		1,088,537	84,311

Total revenues		2,228,184		2,323,124		2,785,891		3,168,707		3,131,184	242,521
Operating expenses:
Cost of services		(602,436)		(665,275)		(743,642)		(810,101)		(788,562)	(61,077)
General and administrative expenses		(110,907)		(101,156)		(104,019)		(114,159)		(121,708)	(9,427)
Technical assistance fee(5)		(71,721)		(73,707)		(91,945)		(104,485)		(103,518)	(8,018)
Government Concession fee(6)		(111,409)		(116,007)		(139,294)		(154,752)		(150,559)	(11,661)
Depreciation and amortization		(468,653)		(506,124)		(540,821)		(601,513)		(629,507)	(48,757)

Net comprehensive financing		24,558		15,786		15,144		174,272		20,156	1,561
Non-ordinary items(7)		(9,678)		(16,242)		(2,385)		(9,734)		(15,384)	(1,192)

Income before taxes		877,938		860,399		1,178,929		1,548,235		1,342,102	103,950
Provision for income taxes		(269,893)		(312,432)		(656,568)		(498,766)		(544,692)	(42,188)

Net income		608,045		547,967		522,361		1,049,469		797,410	61,762
Basic and diluted earnings per share(10)		2.03		1.83		1.74		3.50		2.66	0.21
Basic and diluted earnings per ADS (unaudited)(8)		20.27		18.27		17.41		34.98		26.58	2.06
U.S. GAAP:
Revenues		2,228,184		2,319,110		2,771,216		3,174,893		3,137,370	243,000
Operating income		819,554		862,234		1,253,490		1,587,205		1,543,809	119,573
Net income		487,938		431,597		257,274		1,219,609		919,236	71,198
Basic and diluted earnings per share(10)		1.63		1.44		0.86		4.07		3.06	0.24
Basic and diluted earnings per ADS (unaudited)(8)		16.26		14.39		8.58		40.65		30.64	2.37
Dividends per share(9)		0.69		0.73		0.77		2.00		6.28	0.49
Other Operating Data (Unaudited):
Total passengers (thousands of passengers)		13,321.3		13,779.9		16,238.8		17,752.4		15,535.6	15,535.6
Total air traffic movements (thousands of movements)		209.9		220.5		262.3		270.1		246.5	246.5
Total revenues per passenger (in pesos or dollars)	Ps.	167.3	Ps.	168.6	Ps.	171.6	Ps.	178.5	Ps.	201.5	$15.6

	As of and for the year ended December 31,
	2005		2006		2007		2008		2009
	(thousands of constant Mexican pesos as of						(thousands of nominal Mexican				(thousands of
	December 31, 2007)(1)						pesos)(1)				dollars) (2)
Balance Sheet Data:
Mexican FRS:
Cash and marketable securities	Ps.	1,655,728	Ps.	1,288,353	Ps.	1,925,697	Ps.	1,733,512	Ps.	961,404	$74,464
Total current assets		2,006,628		1,702,364		2,415,241		2,793,941		2,083,163	161,348
Airport concessions, net		8,501,010		8,242,778		8,037,900		7,833,022		7,628,144	590,825
Rights to use airport facilities, net		2,265,447		2,246,711		2,189,975		2,123,865		2,057,476	159,358
Total assets		15,183,527		15,503,054		16,676,081		17,374,594		16,695,708	1,293,138
Current liabilities		380,966		254,564		317,002		621,570		399,482	30,941
Total liabilities		1,120,341		1,199,766		2,170,554		2,419,598		2,838,013	219,814
Capital Stock		12,799,204		12,799,204		12,799,204		12,799,204		12,799,204	991,341
Net equity/stockholders’ equity		14,063,186		14,303,288		14,505,527		14,954,996		13,857,695	1,073,325
U.S. GAAP:
Cash and cash equivalents		1,159,233		859,857		1,870,675		1,733,512		876,922	67,921
Total current assets		2,054,071		1,727,121		2,542,644		2,927,037		2,125,101	164,596
Airport concessions, net		92,810		30,916		22,376		13,776		5,237	406
Rights to use airport facilities		1,770,376		1,717,356		1,671,325		1,615,667		1,560,081	120,833
Total assets		8,182,141		8,273,993		8,579,690		9,709,366		8,907,632	689,926
Total liabilities		387,534		266,370		546,042		1,056,109		1,219,139	94,426
Capital Stock		6,989,281		6,989,281		6,989,281		6,989,281		6,989,281	541,343
Net equity/stockholders’ equity		7,794,607		8,007,623		8,033,648		8,653,257		7,688,493	595,499

Statement of Changes in Financial Position:(11)
Mexican FRS:
Resources provided by operating activities		1,336,897		1,070,404		1,622,626
Resources used in financing activities		(296,442)		(307,865)		(320,122)
Resources used in investing activities		(682,558)		(1,129,915)		(665,160)
Increase (decrease) in cash and marketable securities		357,897		(367,376)		637,344

Cash Flow Data:(11)
Mexican FRS:
Cash flow provided by operating activities								1,555,172		1,366,096	105,809
Cash flow used in financing activities								(951,264)		(1,529,675)	(118,478)
Cash flow used in investing activities								(796,093)		(608,529)	(47,133)
Decrease in cash and marketable securities								(192,185)		(722,108)	(55,930)
U.S. GAAP:
Cash flow provided by operating activities(12)		1,211,614		993,150		1,637,468		1,343,587		1,243,102	96,282
Cash flow used in financing activities(12)		(207,507)		(218,582)		(231,249)		(600,000)		(1,338,545)	(103,675)
Cash flow used in investing activities		(872,745)		(1,028,787)		(364,250)		(880,750)		(761,147)	(58,953)
Effect of inflation on cash and cash equivalents		(34,259)		(45,157)		(31,151)		—		—	—
Increase (decrease) in cash and cash equivalents		97,103		(299,376)		1,010,818		(137,163)		(856,590)	(66,346)

(1)	Except for operating data. Per share and per passenger peso amounts are expressed in pesos (not thousands of pesos).

(2)	Except for operating data. Translated into dollars at the rate of Ps. 12.9110 per U.S. dollar, the Federal Reserve Board exchange rate for Mexican pesos at January 4, 2010. Per share and per passenger dollar amounts are expressed in dollars (not thousands of dollars).

(3)	Revenues from aeronautical services include those earned from passenger charges, landing charges, aircraft parking charges, charges for airport security services and charges for use of passenger walkways.

(4)	Revenues from non-aeronautical services are earned from the leasing of space in our airports, access fees collected from third parties providing services at our airports and miscellaneous other sources.

(5)	Since April 19, 1999, we have paid ITA a technical assistance fee under the technical assistance agreement entered into in connection with the purchase by Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. (“ITA”) of its Series BB shares. This fee is described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA.”

(6)	Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder’s gross annual revenues from the use of public domain assets pursuant to the terms of its concession.

(7)	Non-ordinary items refers to restructuring and contract termination fees and loss on natural disasters. On January 1, 2007, we adopted Mexican FRS B-3,“Statement of Income” which incorporates, among other things, a new approach to classifying income and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as an ordinary expense and not as tax. Accordingly, our selected data for 2006 and 2005 have also been reclassified to conform to FRS B-3.

(8)	Based on the ratio of 10 Series B shares per ADS.

(9)	Income tax was payable on the dividends because the distribution was not made from our after-tax earnings account.

(10)	Shares outstanding for all periods presented were 300,000,000.

(11)	In 2008, we adopted Mexican FRS B-2 “Cash-Flow” which requires us to present a statement of cash flows in place of a statement of changes in financial position. The statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing or financing activities.

(12)	The Company has reclassified certain amounts in prior periods relating to tax on dividends from financing activities to operating activities.

EXCHANGE RATES
The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos for the periods ended December 31, 2005 through December 31, 2008. The Federal Reserve Bank of New York discontinued the publication of foreign exchange rates on December 31, 2008, and therefore, the data provided for the periods beginning January 1, 2009 are based on the rates published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. We have not restated the rates in constant currency units. All amounts are stated in pesos. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2005	11.41	10.41	10.63	10.89
2006	11.46	10.43	10.80	10.91
2007	11.27	10.67	10.92	10.93
2008	13.94	9.92	13.83	11.21
2009	15.41	12.63	13.06	13.50
December 2009	13.08	12.63	13.06	12.86
2010
January 2010	13.03	12.65	13.03	12.81
February 2010	13.19	12.76	12.76	12.94
March 2010	12.74	12.30	12.30	12.57
April 2010	12.41	12.16	12.23	12.24

(1)	Average of month-end rates or daily rates, as applicable.

Source: Federal Reserve Bank of New York noon buying rate (2005-2008); Federal Reserve Board H.10 Weekly Release (2009).
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

On December 31, 2009, the Federal Reserve Bank of New York noon buying rate was Ps. 13.06 per U.S.$1.00. On May 21, 2010, the exchange rate for pesos, as published by the Federal Reserve Board was Ps. 12.9701 per U.S.$1.00.
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
In 2009, 66.1% of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States. Thus, our business is dependent on the condition of the U.S. economy, and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition. The U.S. economy has recently experienced a recession. In 2009 the U.S. gross domestic product decreased at an annualized rate of 2.4%, although the U.S. economy has showed signs of improvement and in the third and fourth quarters of 2009, with the U.S. gross domestic product increasing 2.2% and 5.6% respectively from the previous quarters. If the U.S. economy fails to continue improving, it would likely have a material adverse effect on our results of operations due to decreased passenger traffic from the United States.
Fluctuations in international petroleum prices could reduce demand for air travel.
International prices of fuel, which represents a significant cost for airlines using our airports, have experienced significant volatility over the past year. Most of our airline customers use kerosene-based jet fuel, the price of which is based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport. Although the U.S. gulf coast spot price for jet fuel has decreased from its high of U.S.$420.70 in July of 2008, it has continued to fluctuate in 2009 between a low of U.S.$111.13 per gallon on March 11, 2009 and a high of U.S.$208.76 per gallon on December 31, 2009, according to the Energy Information Administration of the U.S. Department of Energy. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. In addition, a number of airlines have engaged in hedging strategies with respect to fuel prices that, because of the recent decline in oil prices, have resulted in those airlines incurring significant derivative-related liabilities. Such increases in airlines’ costs may have resulted in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.
The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.
The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability, largely as a result of higher oil prices. On March 11, 2009 the International Air Transport Association revised its 2010 financial forecast for the air transport industry to a loss of U.S.$2.8 billion. Subsequently, the International Air Transport Association estimated losses of U.S.$1.7 billion directly resulting from grounded European volcanic ash crisis. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers, including Grupo Mexicana, which includes Click (formerly known as Aerovías Caribe) (which accounted for 6.0% of our revenues in 2009) and Mexicana (which accounted for 4.3% of our revenues in 2009), Continental Airlines (which accounted for 5.8% of our revenues in 2009), American Airlines (which accounted for 5.0% of our revenues in 2009) and Aeromexico (3.9% of our revenues in 2009). We do not have contracts with any airlines that obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. We expect that we will continue to generate a significant portion of our revenues from a relatively small number of airlines in the foreseeable future. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.

Furthermore, passenger charges, which accounted for 51.6% of our revenues in 2009, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight. If any of our key customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges.
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
In 2009, Ps. 2,421.8 million or 77.3% of our revenues were derived from operations at Cancún International Airport. During 2008 and 2009, Cancún International Airport represented 71.2% and 71.9%, respectively, of our passenger traffic and 44.9% and 45.0%, respectively, of our air traffic movements. The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control. For example, some newspapers continue to report an increase in the level of drug-related violence in Mexico. Although these reports generally indicate that this increase in violence affects mostly cities along the U.S.-Mexico border and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit. In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination. We cannot assure you that tourism in Cancún will not decline in the future. Any event or condition affecting Cancún International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.
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
Mexican aviation authorities have adopted International Civil Aviation Organization guidelines requiring checked baggage on all international commercial flights beginning in January 2006 to undergo a new comprehensive screening process. As of January 2006, we implemented the new screening system for all departing international flights, and we implemented the same system for domestic flights as of July 1, 2006. Although airlines, rather than holders of airport concessions, are responsible for baggage screening under Mexican law, we decided to purchase, install and operate the new screening equipment and supply this service to the airlines to facilitate their compliance with the new policy. This could expose us to liability relating to the purchase, installation and operation of the equipment, or require us to purchase, install and operate additional equipment, if, among other possibilities, the new screening procedures were to fail to detect or intercept any attempted terrorist act occurring or originating at our airports. We cannot estimate the cost to us of any such liability, if any were to arise.
International events could have a negative impact on international air travel and our business.
Historically, a substantial majority of our revenues have been aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2009, passenger charges represented 51.6% of our consolidated revenues.

International events such as the terrorist attacks on the United States on September 11, 2001, the war in Iraq and public health crises such as Severe Acute Respiratory Syndrome (or “SARS”) and the Influenza A/H1N1 pandemic have disrupted the frequency and pattern of air travel worldwide in recent years. Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as Influenza A/H1N1, SARS, avian influenza or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.
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
In 2007, 2008 and 2009, approximately 71.1%, 68.1% and 69.6% respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport. As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport. In 2007, Mexico City International Airport opened Terminal 2 with 23 boarding gates with boarding bridges and three remote boarding gates served by buses, thus increasing its terminal capacity. However, we cannot assure you that the airport’s operations will not decrease in the future, or that this capacity increase will result in an increase in passenger traffic at our airports.
Additionally, Toluca International Airport, which is located approximately 64 km from Mexico City, has recently emerged as a complementary airport to Mexico City International Airport. Toluca International Airport is largely served by low-cost airlines that cater to domestic leisure travelers, which we believe tend to be sensitive to both changes in the cost of air travel and economic conditions, and, to a lesser extent, business travelers. In 2008, approximately 13.6% of our domestic passengers flew to or from our airports via Toluca International Airport. However, beginning in 2009, the rising cost of fuel resulted in higher prices for air travel, which led to decreased passenger traffic from domestic leisure travelers. In addition, as a result of recent economic and other conditions in Mexico, we believe that discretionary spending on domestic travel in Mexico has decreased. As a result of decreased domestic travel, passenger traffic to and from Toluca declined to 9.1% of passengers traveling through our airports in 2009. Any event or condition that adversely affects Mexico City International Airport or Toluca International Airport could adversely affect our business, results of operations, prospects and financial condition.

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
Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 40.8% of our total employees as of December 31, 2009), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.
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
Following tender offers in the United States and Mexico for our Series B shares that expired on June 19, 2007 and subsequent market purchases, Servicios Estrategia Patrimonial, S.A. de C.V. (formerly, Agrupación Aeroportuaria Internacional, S.A. de C.V.) and Agrupación Aeroportuaria Internacional II, S.A. de C.V., entities indirectly owned and controlled by Fernando Chico Pardo, now own 25.4% of our total capital stock. The results of the tender offers are described in greater detail in “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Tender Offer by Fernando Chico Pardo.”
In addition, ITA, an entity owned 51% by Mr. Chico Pardo and 49% by Copenhagen Airports A/S (“Copenhagen Airports”), holds Series BB shares representing 7.65% of our capital stock. These Series BB shares provide it with special management rights. For example, pursuant to our bylaws, ITA is entitled to present the board of directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our board of directors. Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our shareholders) so long as its Series BB shares represent at least 7.65% of our capital stock. Special rights granted to ITA are more fully discussed in “Item 10. Additional Information” and “Item 7. Major Shareholders and Related Party Transactions.”
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
Some of our board members or stockholders may have outside business relationships that generate conflicts of interest. For example, Fernando Chico Pardo, the chairman of our board of directors, our Chief Executive Officer and our principal stockholder, is also a member of the board of directors of Grupo Posadas, S.A. de C.V., a company that holds an interest in Click (formerly known as Aerovías Caribe) and Mexicana Airlines. Click and Mexicana are our largest and fourth largest customers respectively, accounting for 6.0% and 4.3% of our revenues in 2009, respectively. Conflicts may arise between the interests of these or other individuals in their capacities as our shareholders and/or directors, on the one hand, and their outside business interests on the other. There can be no assurance that any conflicts of interest will not have an adverse effect on our shareholders.

Our operations are at greater risk of disruption due to the dependence of most of our airports on a single commercial runway.
As is the case with many other domestic and international airports around the world, most of our airports have only one commercial aviation runway, although in the fourth quarter of 2009 we opened a second runway at Cancún International Airport. While we seek to keep our runways in good working order and to conduct scheduled maintenance during off-peak hours, we cannot assure you that the operation of our runways will not be disrupted due to required maintenance or repairs. In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control. The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.
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
In addition, in November 2008, as part of our purchase of 130 hectares of land in Huatulco for Ps. 286.3 million from the National Tourism Fund, or FONATUR, we agreed to construct at least 450 and up to 1,300 hotel rooms. In connection with the construction of these hotel rooms, we have agreed to meet a series of construction milestones, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction. We have completed and presented a master development plan and FONATUR granted us an extension of time to submit architectural plans, now due on May 15, 2012. For more information on the Huatulco development, please see “Item 4. Information on the Company — Business Overview — Other Properties”. If we do not satisfy the remaining milestones within the allotted time (including any extensions) or we otherwise fail to satisfy them, we may be subject to penalties, including a fine of up to 6.5% of the amount we paid for the land, or Ps. 17.2 million, and the potential seizure by FONATUR of the land that we purchased. We cannot assure you that FONATUR will grant future requests for extensions of time, or that we will be able to timely complete the required steps within their respective allotted time frames.
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
The Master Development Plans and maximum rates for each of our airports were approved on March 31, 2009, as of which date a concession for the Mayan Riviera airport had not been granted. The Mayan Riviera airport is included in the National Infrastructure Plan for 2007-2012. The bidding process for the concession for the airport was announced on May 11, 2010, with a final decision expected by the end of 2010. Because of uncertainty relating to the timing of the granting of the concession, the Ministry of Communications and Transportation did not account for any effects related to construction, administration and operation of the Mayan Riviera airport, and the beginning of flight operations there, on projected passenger traffic levels for Cancún airport. However, within three months from the granting of a concession to operate the Mayan Riviera airport, the Ministry of Communications and Transportation has committed to revise the passenger traffic level projections for Cancún’s airport and to modify accordingly the Master Development Plan, investment obligations and maximum tariff that we are authorized to charge. We cannot predict how the Ministry of Communications and Transportation will adjust Cancún’s Master Development Plan and Cancún’s maximum rate, whether these adjustments will be sufficient to account for the effects on projected traffic levels at Cancún airport, or whether these adjustments will be favorable at all.
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
The Mexican government could grant additional concessions to operate existing government managed airports, or authorize the construction of new airports, that could compete directly with our airports. The Mexican government has announced that it intends to grant a concession for a new airport in the Mayan Riviera through a public bidding process. The public bidding process for this concession was announced on May 11, 2010, with a final decision expected by the end of 2010. The Mexican state of Quintana Roo has formed a majority state-owned company to seek any such concession that may be granted. Currently, the Mayan Riviera is served primarily by Cancún International Airport. We are unable to predict the effect that the Mayan Riviera Airport may have on our passenger traffic or operating results. Any competition from this or other such airports could have a material adverse effect on our business and results of operations. It is currently our intention to participate in the public bidding process for the concession for this airport, but we cannot assure you that we will participate, that we would be successful if we did participate or that the Federal Competition Commission will permit us to participate in the bidding process. In addition, in certain circumstances, the Mexican government can grant concessions without conducting the public bidding process. Furthermore, the Federal Competition Commission has the power, under certain circumstances, to reject awards of concessions granted by the government. Please see “Item 4. Information on the Company—Regulatory Framework—Grants of New Concessions” below. Grants of new concessions that compete with our airports could adversely affect our business, results of operations, prospects and financial condition.

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.
Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated. In 2009, approximately 65.2% of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations and that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our master development programs or the obligation under concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.
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
Historically, we have set the prices we charge for regulated services at each airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport. We expect to continue to pursue this pricing strategy in the future. For example, in 2009, our revenues subject to maximum rate regulation represented 98.9% of the amount we were entitled to earn under the maximum rates for all of our airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.
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
We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)). However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight. Such tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight. Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the termination of one or more of our concessions. The peso has recently experienced significant volatility, depreciating 29.4%, from 10.98 pesos per U.S. dollar on September 30, 2008 to 14.21 pesos per U.S. dollar on March 31, 2009. Between March 31, 2009 and November 25, 2009, the peso fluctuated between Ps. 13.00 and Ps. 14.00 per U.S. dollar, and then appreciated to Ps. 12.75 per U.S. dollar on March 1, 2010. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

Risks Related to Mexico
Appreciation, depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.
Following the devaluation of the peso in December 1994 and the resulting economic crisis in Mexico, the aggregate passenger traffic volume in our airports in 1995 decreased as compared to the prior year, reflecting a decrease in domestic passenger traffic volume that more than offset an increase in international passenger traffic volume. In 2008, the peso decreased substantially in value against the U.S. dollar, and while the peso is currently gaining value against the dollar, it is possible that another substantial decrease in value could occur, which could (notwithstanding other factors) lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic. Any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers. Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers.
In addition, devaluation or depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the Series B shares, as well as the dollar value of any dividend or other distributions that we may make.
As of December 31, 2009 less than 0.7% of our liabilities (approximately U.S.$1.5 million) were dollar-denominated. Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.
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
However, Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6% and inflation increased by 2.5%. GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009. The Mexican economy has recently shown signs of improvement as the gross domestic product rose 2.0% in the fourth quarter of 2009 as compared to the third quarter of 2009, although the Mexican economy is still recovering and gross domestic product was still 2.3% lower than GDP in the fourth quarter of 2008. During these periods, we have observed a decrease in domestic travel, which has affected passenger traffic levels at our airports.
Mexico also has, and is expected to continue to have, high real and nominal interest rates. The 28-day Interbank Equilibrium Interest Rate, or Tasa de Interés Interbancaria de Equilibrio (“TIIE”), as reported by the Banco de Mexico, averaged approximately 9.6%, 7.5%, 7.7%, 8.3% and 5.9% for 2005, 2006, 2007, 2008 and 2009, respectively. As of May 28, 2010, the TIIE was 5.0%. All of our current peso-denominated debt is charged interest at a rate based on TIIE. For those agreements that we have not entered into economic hedging agreements to manage our interest rate risk we may be charged higher interest rates on our current peso-denominated debt or any peso-denominated debt we incur in the future. For further detail regarding our economic hedging agreements, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”
If the Mexican economy does not continue to recover, if inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.
Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, our operations.
National elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party (PRI) with the election of President Vicente Fox Quesada, a member of the National Action Party (PAN) and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. This shift in political power has transformed Mexico from a one-party state to a pluralist democracy. On July 2, 2006, Felipe Calderon Hinojosa, also of the PAN, was elected to succeed President Fox. While no single party currently has a majority in the Congress or Senate, the Congressional elections in July 2009 resulted in the PRI more than doubling its presence in the lower chamber of Mexico’s Congress, winning 237 of the 500 seats. Multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. The lack of a majority party in the legislature and the current lack of alignment between the legislature and the President could result in instability or deadlock.

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
In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. In particular, our Financial Statements are prepared in accordance with Mexican FRS, which differs from U.S. GAAP in a number of respects. Note 19 to our financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us. Items on the financial statements of a company prepared in accordance with Mexican FRS may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with U.S. GAAP.

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

FORWARD LOOKING STATEMENTS
This Form 20-F contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of operating revenues, operating income, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,
•	statements of our plans, objectives or goals,
•	statements about our future economic performance or that of Mexico or other countries in which we operate, and
•	statements of assumptions underlying such statements.
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

Investment by ITA
As part of the opening of Mexico’s airports to investment, in 1998, the Mexican government sold a 15% equity interest in us in the form of 45,000,000 Series BB shares to ITA pursuant to the public bidding process. Currently, Fernando Chico Pardo, our Chairman and Chief Executive Officer, holds 51% of ITA’s shares and Copenhagen Airports holds 49% of ITA’s shares.
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
In connection with the tender offers and other transactions undertaken by Mr. Chico Pardo in June 2007, ITA converted 22,050,000 Series BB shares representing 7.35% of our total outstanding capital stock into Series B shares and transferred such shares to Agrupación Aeroportuaria Internacional, S.A. de C.V. by means of a spin-off. As a result of this transaction ITA currently holds 22,950,000 Series BB shares representing 7.65% of our total outstanding capital stock. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Tender Offer by Fernando Chico Pardo”.
Mr. Chico Pardo is the founder and President of Promecap, S.C. He serves as a board member of various organizations, including ITA, Grupo Posadas, Grupo Carso, Sanborns Hermanos, Sears Roebuck de Mexico and Grupo Financiero BBVA Bancomer.
Copenhagen Airports is among the world’s leading airport operators and has won several international awards. Copenhagen Airport is Scandinavia’s main airport. In 2009, approximately 19.7 million passengers were served at Copenhagen Airport. Additionally, Copenhagen Airports owns and operates Roskilde Airport located about 30 kilometers from Copenhagen, and holds shares in Newcastle International Airport in England.
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
Under the technical assistance agreement, ITA provides management and consulting services and transfers industry “know-how” and technology to ASUR in exchange for a technical assistance fee. This agreement is more fully described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” The agreement provides us a perpetual and exclusive license in Mexico to use all technical assistance and “know-how” transferred to us by ITA or its stockholders during the term of the agreement. The agreement has an initial fifteen-year term, and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. ITA provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic volume at our airports, assistance with the preparation of the master development plans that we are required to submit to the Ministry of Communications and Transportation with respect to each of our airports and the improvement of our airport operations.
The technical assistance fee is equal to the greater of U.S.$2 million, adjusted for U.S. inflation, or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican FRS and calculated prior to deducting the technical assistance fee under this agreement). The agreement was recently amended to provide for quarterly payments of the fee. The fixed dollar amount decreased during the agreement’s initial five years. The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002. Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the U.S. consumer price index) as from the first anniversary of the technical assistance agreement. In 2009, the fixed amount, after the adjustment for inflation, was U.S.$2.6 million. We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. Under Mexican tax law, companies may not deduct fees that are determined by reference to their profitability (as defined under Mexican tax law). In 2005, 2006, 2007, 2008 and 2009 the technical assistance costs were Ps. 71.72 million, Ps. 73.71 million, Ps. 91.95 million, Ps. 104.49 million and Ps. 103.52 million, respectively, greater than the fixed cost of Ps. 31.00 million, Ps. 31.79 million, Ps. 32.67 million, Ps. 33.12 million and Ps. 34.02 million, respectively by the same periods.
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
Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2009			2010			2011			2012			2013			Totals
	(millions of constant pesos as of December 31, 2009)(1)

Cancún	Ps.	576.5	(2)	Ps.	619.1	(2)	Ps.	420.5	(2)	Ps.	443.3	(2)	Ps.	331.4	(2)	Ps.	2,390.8	(2)
Cozumel		17.3			41.7			14.1			33.4			10.1			116.6
Huatulco		52.3			149.6			69.7			58.8			9.7			340.1
Mérida		80.0			127.0			72.1			16.1			6.0			301.2
Minatitlán		20.4			24.6			6.5			3.6			3.8			58.9
Oaxaca		47.7			137.7			61.4			42.1			17.6			306.5
Tapachula		7.5			5.6			4.7			2.4			39.3			59.5
Veracruz		47.6			307.2			245.6			117.9			67.0			785.3
Villahermosa		45.5			162.1			80.6			6.5			34.5			329.2

Total	Ps.	894.8		Ps.	1,574.6		Ps.	975.2		Ps.	724.1		Ps.	519.4		Ps.	4,688.1

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	Prior to December 31, 2008, we invested a total of Ps. 1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún International Airport. As a result, the Ministry of Communications has applied Ps. 1,054.8 million of this amount to the satisfaction of our committed investments at Cancún International Airport for 2009 through 2013, of which approximately Ps. 211 million was allocated to each calendar year. The amounts reflected above are the total amount of committed investments, and do not include deductions for these amounts.

The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments			Indicative Investments
	January 1, 2009 –			January 1, 2014 –			January 1, 2019 –
Airport	December 31, 2013			December 31, 2018			December 31, 2023
	(millions of constant pesos as of December 31, 2009)(1)

Cancún	Ps.	2,390.8	(2)	Ps.	1,196.0	(2)	Ps.	786.3
Cozumel		116.6			120.3			88.7
Huatulco		340.1			71.2			47.6
Mérida		301.2			124.3			81.7
Minatitlán		58.9			59.2			36.4
Oaxaca		306.5			66.5			84.3
Tapachula		59.5			41.6			20.3
Veracruz		785.3			135.2			168.5
Villahermosa		329.2			254.9			55.6

Total	Ps.	4,688.1		Ps.	2,069.2		Ps.	1,369.4

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	Prior to December 31, 2008, we invested a total of Ps. 1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún International Airport. As a result, the Ministry of Communications has applied Ps. 1,054.8 million of this amount to the satisfaction of our committed investments at Cancún International Airport for 2009 through 2013, and Ps. 612.9 million to the satisfaction of our indicative investments for 2014 through 2018. The amounts reflected above are the total amount of committed and indicative investments, and do not include deductions for these amounts.
The following table sets forth our historical capital expenditures made with respect to the regulated and unregulated parts of our business in the periods indicated.
Capital Expenditures

Year ended December 31,	(thousands of pesos)

2007	665,160	(1)
2008	935,772	(2)
2009	676,665	(2)

(1)	Expressed in constant pesos as of December 31, 2007.

(2)	Expressed in nominal pesos.
In 2009, we spent Ps. 676.7 million on capital expenditures, principally for purchases of machinery, furniture, equipment and construction expenses related to the second runway at Cancún Airport. In 2008, we spent Ps. 935.8 million on capital expenditures, principally for purchases of machinery, furniture, equipment, construction in progress related to the second runway at Cancún Airport, and the purchase of land for development in Huatulco. In 2007, we spent Ps. 665.2 million on capital expenditures, principally for the construction of a second runway at Cancún Airport, as well as for purchases of machinery, furniture, and equipment.
We currently intend to fund the investments and working capital required by our business strategy through cash flow from operations and from peso-denominated bank loans. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” We may continue to incur debt to finance all or a portion of these investments in the future.

BUSINESS OVERVIEW
We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our concessions include the concession for Cancún International Airport, the second busiest airport in Mexico in 2009 in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.
Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with approximately 21.5 million visitors in 2009, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2009 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.
Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2009, according to the Mexican Ministry of Tourism. Cancún International Airport represented 69.8%, 71.2% and 71.9% of our passenger traffic volume and 75.1%, 77.1% and 77.3% of our revenues in 2007, 2008 and 2009, respectively. At December 31, 2009, Cancún had approximately 29,725 hotel rooms, according to the Mexican Ministry of Tourism. We believe that Cancún International Airport is positioned to benefit from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas. According to the Mexican National Trust for Tourism Development, the Mayan Riviera had approximately 32,363 hotel rooms as of December 31, 2009.
Our airports served approximately 16.2 million passengers in 2007, approximately 17.8 million passengers in 2008, and approximately 15.5 million passengers in 2009. For year-by-year passenger figures, see “—Our Airports.”
The United States currently is a significant source of passenger traffic volume in our airports. In 2007, 2008 and 2009 international passengers represented 55.8%, 56.8% and 56.6% respectively, of the total passenger traffic volume in our airports. In 2007, 2008 and 2009, 66.7%, 64.4%, and 66.1% respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States. As of December 31, 2009, 15 Mexican and 80 international airlines, including U.S.-based airlines such as American Airlines and Continental Airlines, were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.

Aeronautical Services
The following table sets forth our revenues for the period presented.

	Year Ended December 31,
	2007		2008		2009
	(thousands of constant		(thousands of nominal pesos)
	pesos as of December
	31, 2007)
Revenues:
Aeronautical Services	Ps.	1,890,950	Ps.	2,101,879	Ps.	2,042,647
Non-Aeronautical Services		894,941		1,066,828		1,088,537

Total	Ps.	2,785,891	Ps.	3,168,707	Ps.	3,131,184

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
Passenger Charges
We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline. As of December 2009, the charge for international passengers was U.S.$19.09, U.S.$22.00 and U.S.$23.91 for the Cancún, Veracruz and Mérida Airports respectively, and the charge for domestic passengers was Ps. 163.54, Ps. 184.78 and Ps. 228.26 (nominal pesos) for the Cancún, Veracruz and Mérida airports respectively. For Cozumel, Huatulco and Villahermosa we charged international passengers U.S.$26.00, U.S.$21.00 and U.S.$21.00 and domestic passengers Ps. 248.18, Ps. 200.87 and Ps. 200.87 (nominal pesos), respectively. For Minatitlán, Oaxaca and Tapachula we charged international passengers U.S.$21.00 and domestic passengers Ps. 352.17, Ps. 214.78 and Ps. 352.17 (nominal pesos), respectively. International passenger charges are currently dollar-denominated, but generally collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In each of 2007, 2008 and 2009, passenger charges represented 76.7%, 77.7% and 79.1% respectively of our aeronautical revenues and 52.0%, 51.5% and 51.6% respectively, of our total consolidated revenues. From time to time we have offered discounts on passenger charges at certain of our airports.

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
Non-aeronautical Services
General
Non-aeronautical services have historically generated a proportionately smaller portion of our revenues. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2007, 2008 and 2009, 26.7%, 28.5% and 30.1% of our consolidated revenues, respectively, were derived from commercial revenues as defined under the Mexican Airport Law.
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

In 2006, we opened 11 new retail stores in our Cancún, Mérida, Oaxaca, Villahermosa and Huatulco airports, and also entered into long-term agreements relating to commercial activities in Cancún International Airport’s new Terminal 3, including an agreement with Aldeasa México, S.A. de C.V. for the operation of the duty-free shops until 2017 and for extensions on existing facility leases in Cancún International Airport’s Terminal 2, Cozumel, and Mérida. We also entered into a ten-year agreement with AB T3, S.A. de C.V. to provide food and beverage services at Cancún International Airport’s new Terminal 3. The facilities at Terminal 3 include food and beverage retail space comprising a total of 10 units, with brands and concepts aimed at providing the airport’s international passengers with world-class service. Additionally, Hoteleria e Inmobiliaria S.A. de C.V. assumed responsibility for the operation of the restaurant and snack bar at the Cancún airport’s Terminal 2 that were previously operated directly by the Cancún airport.
In 2007, we opened 21 new retail stores in Cancún International Airport, mostly in connection with the opening of the new Terminal 3, including restaurants, gift shops, a duty free shop, a drugstore, a convenience store, an exchange booth, and a spa. We also opened one new retail store at each of the Mérida, Veracruz, and Villahermosa airports. In addition, in July 2007, we signed a five-year agreement with Banco Santander to install and operate branches at the Cancún, Mérida, and Veracruz airports, and to install ATMs at the Cozumel, Huatulco, Minatitlán, Oaxaca, Tapachula, and Villahermosa airports. In 2008, we opened one new store in Cancún airport. In 2009, we opened one new store in Cancún International Airport as well as car rental locations at Cancún, Mérida, Tapachula and Veracruz airports.
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
Within our nine airports, we leased approximately 172 commercial premises as of December 31, 2009, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenants in terms of occupied space and revenue in 2009 were Aldeasa and Controladora Mera and its affiliates. Generally, concessionaires pay a monthly fee based on the higher of a fixed amount or a percentage of their revenues.
Access Charges
At each of our airports, we earn revenues from charging access fees to various third-party providers of complementary services, including luggage check-in, sorting and handling, aircraft servicing at our gates, aircraft cleaning, cargo handling, aircraft catering services and assistance with passenger boarding and deplaning. Our revenues from access charges are regulated under our “dual-till” price regulation system. Under current regulations, each of these services may be provided by the holder of an airport concession, by a carrier or by a third party hired by a concession-holder or a carrier. Typically, these services are provided by third parties, whom we charge an access fee based on a percentage of revenues that they earn at our airports. Seven different contractors provide handling services at our nine airports.

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
Airport Security
The Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation, and the Office of Public Security issue guidelines for airport security in Mexico. At each of our airports, security services are provided by independent security companies that we hire. In recent years, we have undertaken various measures to improve the security standards at our airports. These measures included increasing the responsibilities of the private security companies that we hire, the implementation, in accordance with regulations issued by the International Civil Aviation Organization (ICAO), of integrated computer tomography and baggage detection system for international and domestic flights to detect explosive traces, the modernization of our carry-on luggage scanning and security equipment, the implementation of strict access control procedures to the restricted areas of our airports and the installation of a closed-circuit television monitoring system in some of our airports.

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

Our Airports
In 2009, our airports served a total of approximately 15.5 million passengers, approximately 56.6% of which were international passengers. In 2008, our airports served a total of 17.8 million passengers, approximately 56.8% of which were international passengers. In 2007, our airports served a total of 17.2 million passengers, approximately 55.8% of which were international passengers. In 2009, Cancún International Airport accounted for 71.9% of our passenger traffic volume and 77.3% of our revenues from our nine airports.
All of our airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.
The following table sets forth the number of passengers served by our airports based on flight origination or destination.
Passengers by Flight Origin or Destination(1)
(in thousands)

Year Ended December 31,
						Percentage of
Region	2005	2006	2007	2008	2009	Total 2009
Mexico(2)	5,493	6,016	7,489	8,064	7,033	45.3%
United States	5,580	5,301	6,038	6,526	5,816	37.4%
Canada	767	851	1,003	1,268	1,307	8.4%
Europe	1,201	1,354	1,363	1,474	1,038	6.7%
Latin America	280	255	342	418	339	2.2%
Asia and others	0	3	4	2	3	0.0%

Total	13,321	13,780	16,239	17,752	15,536	100.0%

(1)	Figures exclude passengers in transit and private aviation passengers.

(2)	Figures include domestic flights taken by international passengers; in 2008, such flights accounted for 2.2% of all flights traveling within Mexico to our airports.
In 2007, 2008 and 2009, approximately 66.9%, 63.2% and 69.6% respectively, of our domestic passengers traveled to or from Mexico City.
The following table sets forth the total traffic volume and air traffic movements in our nine airports for the periods presented:
Airport Traffic
(in thousands)

	Year ended December 31,
	2005	2006	2007	2008	2009
Passengers:
Total	13,321.3	13,779.9	16,238.8	17,752.4	15,535.8

Air traffic movements:(1)
Total	209.9	220.5	262.3	270.1	246.5

(1)	Includes landings and departures. Air traffic movement data include the Cancún charter terminal for all periods because ASUR earns landing fees from all landings regardless of the terminal used.

The following table sets forth the passenger traffic volume for each of our airports during the periods indicated:
Passenger Traffic
(in thousands)

	Year ended December 31,
	2005	2006	2007	2008	2009

Cancún	9,301.5	9,728.1	11,340.0	12,646.5	11,174.9
Mérida	1,021.9	1,007.2	1,267.5	1,280.8	1,058.6
Cozumel	486.6	370.7	511.1	525.4	435.7
Villahermosa	717.4	725.0	853.8	959.0	766.4
Oaxaca	563.7	495.6	514.1	594.4	523.1
Veracruz	579.4	718.0	976.6	981.1	852.6
Huatulco	312.0	375.3	375.9	366.0	388.1
Tapachula	192.3	188.1	210.9	240.1	190.4
Minatitlán	146.5	171.9	188.9	159.0	146.0

Total	13,321.3	13,779.9	16,238.8	17,752.4	15,535.8

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2005	2006	2007	2008	2009

Cancún	93,761	97,228	114,067	121,397	110,937
Mérida	25,449	27,610	34,686	33,207	28,551
Cozumel	13,381	12,122	13,801	16,283	16,269
Villahermosa	19,892	21,098	27,351	25,295	20,541
Oaxaca	17,796	16,148	15,578	17,866	17,188
Veracruz	20,520	24,905	32,308	31,243	30,708
Huatulco	6,996	7,179	7,041	6,978	6,954
Tapachula	6,169	6,621	7,441	9,765	8,431
Minatitlán	5,937	7,625	9,999	8,050	6,910

Total	209,901	220,536	262,272	270,084	246,489

(1)	Includes departures and landings.
The following table sets forth the air traffic movements in our airports for the periods indicated in terms of commercial, charter and general aviation:
Air Traffic Movements by Aviation Category

	Year ended December 31,
	2005	2006	2007	2008	2009

Commercial Aviation	157,686	168,711	203,513	210,248	193,214
Charter Aviation	20,004	17,747	19,958	17,341	13,421
General Aviation(1)	32,211	34,078	38,801	42,495	39,854

Total	209,901	220,536	262,272	270,084	246,489

(1)	General aviation generally consists of small private aircraft.

Cancún International Airport
Cancún International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2009, Cancún International Airport was the second busiest airport in Mexico in terms of passenger traffic, according to the Mexican Airport and Auxiliary Services Agency. The airport is located approximately 16 kilometers (ten miles) from the city of Cancún, which has a population of approximately 572,973. A substantial majority of the airport’s international passengers (66.0% in 2007, 64.4% in 2008 and 65.5% in 2009) began or ended their travel in the United States. The airport’s most important points of origin and destination are Mexico City, Miami, Houston, New York, Atlanta and Chicago. Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the U.S. economy.”
During 2009, approximately 11.2 million passengers traveled through Cancún International Airport, principally through Terminal 2 and Terminal 3, which was opened in May 2007.
Cancún is located in the state of Quintana Roo. Cancún and its surroundings are the most visited international tourism destination in Mexico in 2009, according to the Mexican Ministry of Tourism. According to the Mexican National Trust for Tourist Development, the Cancún area had approximately 29,725 hotel rooms as of December 31, 2009. Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún International Airport. Cancún is between approximately one and a half and five hours by air from all major cities in the United States and 10 to 13 hours by air from most major European cities.
Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancún International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican National Trust for Tourism Development, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of approximately 62,088 hotel rooms as of December 31, 2009.
Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the U.S. economy.”
The airport’s facilities include Terminal 1 (the charter terminal), Terminal 2 (the old main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the new terminal that commenced operations in May 2007 as described below) and a general aviation building that handles private aircraft. The airport has 40 gates, 21 of which are accessible by passenger walkways. Terminal 2 has nine gates accessible by passenger walkways, Terminal 3 has 11 boarding gates accessible by passenger walkways. The airport has 111 retail outlets located throughout Terminals 2 and 3, and one bank branch located in Terminal 3.
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
The charter terminal in Cancún International Airport, which we acquired on June 30, 1999, has an additional 20,383 square meters (approximately 234,007 square feet).
Cancún International Airport currently has two runways. The first runway has a length of 3,500 meters (2.2 miles). The second runway, which was completed in 2009, has a length of 2,800 meters (1.7 miles). Along with the second runway, we also built a new control tower at Cancún airport in 2009, which is the tallest control tower in Latin America.
In April 2006, we obtained a license to develop cargo facilities at the airport, which are currently being operated by Asur Carga, S.A. de C.V. As of February 2010, we charge taxis and passenger vans an access fee of Ps. 19.00, and buses an access fee of Ps. 32.15, upon entering the airport.
On August 20, 2007, Hurricane Dean struck the Yucatan Peninsula. Although no damage was caused to the Cancún International Airport or our administrative office building in Cancún, we ceased operations at the airport as a safety precaution for approximately seven hours, resulting in the cancellation of 124 flights.
In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek a concession from the Mexican federal government to build and operate a new airport in the Mayan Riviera region of the state, which is currently served primarily by Cancún International Airport. This airport would be approximately 101 kilometers from our airport in Cancún and could adversely affect passenger traffic there. The bidding process for the concession for the airport was announced on May 11, 2010, with a final decision expected by the end of 2010. We are unable to predict the effect that the Mayan Riviera Airport may have on our passenger traffic or operating results.
Mérida International Airport
Mérida International Airport serves the inland city of Mérida, which has a population of approximately 1,818,948 and surrounding areas in the state of Yucatan. Mérida International Airport ranked second among our airports in 2009 in terms of passenger traffic and contribution to revenues. The substantial majority of this airport’s passengers are domestic. The airport’s primary point of origin and destination is Mexico City. In 2009, approximately 1.1 million passengers traveled through Mérida International Airport.

Mérida International Airport attracts a mix of both business travelers and tourists. The city of Mérida is an established urban area with numerous small and medium-sized businesses. The city is approximately 120 kilometers (75 miles) by highway from Chichen Itza and approximately 80 kilometers (50 miles) from Uxmal, pre-Columbian archeological sites that attract a significant number of tourists.
The airport has two perpendicular runways, one with a length of 3,200 meters (2.0 miles) and another with a length of 2,300 meters (1.4 miles). The airport has one terminal, with four gates accessible by passenger walkways and six remote boarding positions. As part of our commercial strategy, we remodeled the entire 16,731 square meters (180,091 square feet) in 2001. This remodeled area was opened in December 2001.
In 2007, 2008 and 2009, approximately 16,077, 14,585 and 16,779 metric tons of cargo, respectively, were transported through Mérida International Airport, making it our leading airport in terms of cargo volume. In 2007, 2008 and 2009, Mérida represented approximately 38.0%, 37.3% and 42.2%, respectively, of our total cargo volume. We have considered opportunities for further developing the Mérida cargo facilities, but we have no plans to pursue such opportunities at this time.
There are currently 22 businesses operating in Mérida International Airport. One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (GDS) pursuant to a long-term lease contract that terminated on January 1, 2009. This lease allowed GDS to construct and develop the airport’s air cargo terminal. Although GDS continues operating the business notwithstanding the termination of the lease, we have initiated legal proceedings to have them evicted. In addition, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009. Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.
On August 20, 2007, Hurricane Dean struck the Yucatan Peninsula. Although the Mérida International Airport was not damaged, we ceased operations at the airport as a safety precaution for the morning of August 21, resulting in the cancellation of 49 flights.
Cozumel International Airport
Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2009, approximately 435,679 passengers traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 2.6 million and 2.2 million cruise ship visitors in 2008 and 2009, respectively. Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers. The airport’s most important points of origin and destination are Houston, Dallas and Mexico City. The island of Cozumel has a population of approximately 73,193.
As part of our commercial strategy, at Cozumel International Airport’s terminal we completed an expansion of 2,218 square meters (approximately 23,900 square feet) and a remodeling of 1,132 square meters (approximately 12,200 square feet) in 2001, giving us a terminal building with a total of 9,831 square meters (approximately 105,820 square feet).

The airport has a commercial runway with a length of 2,700 meters (1.7 miles). The airport has one main commercial terminal with four remote boarding positions. The airport also has a general aviation building for small private aircraft. There are currently 33 businesses operating at Cozumel International Airport.
On August 20, 2007, Hurricane Dean struck the Yucatan Peninsula. Although the Cozumel International Airport was not damaged, we closed the airport as a safety precaution for approximately 10 hours, resulting in the cancellation of four flights.
Villahermosa International Airport
Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of approximately 558,524. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry. During 2009, the airport served approximately 766,417 passengers, substantially all of which arrived on domestic flights. The airport’s most important point of origin and destination is Mexico City.
As a result of a modernization project carried out in 2006 the airport’s commercial aviation apron was extended by a total of 12,521 square meters (approximately 134,634 square feet), representing an increase of 87%. The terminal building was expanded from 5,463 square meters (approximately 58,741 square feet) to 9,584 square meters (approximately 103,161 square feet), representing an increase of 77%. There are currently 22 businesses operating at Villahermosa International Airport.
The airport has one runway with a length of 2,200 meters (1.4 miles). The airport’s terminal has six remote parking positions, with three served by boarding bridges.
On October 29, 2007, the City of Villahermosa and approximately 80% of the state of Tabasco were affected by severe flooding. As a result, the Villahermosa International Airport was used for evacuations on November 1 and 2, 2007, and was used extensively by the military on November 3 and 4 for rescue and first aid efforts. Although the flooding did not damage the airport infrastructure, passenger traffic was adversely affected. Normal levels of passenger traffic to the airport have since been restored.
Oaxaca International Airport
Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of approximately 490,180. The airport served approximately 523,104 passengers in 2009, most of which were domestic. The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with six remote positions. The airport also includes a general aviation building for small private airplanes with 20 positions. There are currently 17 businesses operating at Oaxaca International Airport.
Ongoing public demonstrations in the city of Oaxaca that began as a teachers’ strike adversely affected passenger traffic to Oaxaca International Airport in 2006 and during the first half of 2007. The unrest has now largely subsided, and passenger traffic has returned to normal levels.
Veracruz International Airport
Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of approximately 512,310. Veracruz is the busiest port in Mexico in terms of commercial traffic, and is the location of the country’s largest container terminal. According to the Mexican Bureau of Ports, Veracruz accounted for 6.7% of all waterborne cargo handled by Mexican ports in 2009. In 2009, the airport served approximately 852,608 passengers. Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.
The original 4,065 square meters (43,700 square feet) of the terminal building at the airport were remodeled in 2005, and an extension of 2,000 square meters (21,500 square feet) was added, representing an increase of 49%. In addition, special collapsible jetways were built to protect passengers during boarding and disembarking, along with a new international baggage claim facility and bigger, newer offices and facilities for federal authorities. There are currently 20 businesses operating at Veracruz International Airport.
The airport has two perpendicular runways, one with a length of 2,400 meters (1.5 miles) and another with a length of 1,523 meters (1.0 miles). The airport has one main commercial terminal. The airport also has a general aviation building for small private aircraft with 23 positions.
Huatulco International Airport
Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast. Huatulco has a population of approximately 33,194, and was first developed as a tourist resort in the late 1980s. The airport served approximately 388,068 passengers in 2009, most of which were domestic. The substantial majority of the airport’s passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic. The airport’s most important points of origin and destination are Mexico City, Monterrey and Oaxaca.

The airport has one runway with a length of 2,700 meters (1.7 miles). The airport’s terminal has five remote positions. The airport has a general aviation building for small private airplanes with eight positions. There are currently 21 businesses operating at Hutaulco International Airport.
Tapachula International Airport
Tapachula International Airport serves the city of Tapachula, which has a population of approximately 282,420, and the state of Chiapas. In 2009, the airport served approximately 190,378 passengers, substantially all of which were domestic. The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport’s most important point of origin and destination is Mexico City.
The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one terminal with three remote boarding positions. The airport also has a general aviation building for small private aircraft with 24 boarding positions. There are currently 13 businesses operating at Tapachula International Airport.
Minatitlán International Airport
Minatitlán International Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán. The metropolitan area comprised of these three cities has a population of approximately 537,316. In 2009, the airport served approximately 145,956 passengers. In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque. The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses. Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.
The airport has one runway with a length of 2,100 meters (1.3 miles). The airport’s main terminal has four remote parking positions. The airport has a general aviation building for small private airplanes with 30 boarding positions. There are currently 12 businesses operating at Minatitlán International Airport.
Other Properties
In October 2008, we purchased 130 hectares of land on the bay of Huatulco from FONATUR for Ps. 286.3 million. We won the right to purchase the land through a public bidding process that was part of a program launched by the Mexican Government to accelerate the development of Huatulco as a flagship city for Mexican tourism. Pursuant to the terms of the purchase agreement, we are required to construct at least 450, and no more than 1,300 hotel rooms. In particular, the purchase agreement requires us to undertake the following:
1.	Present a master development plan for the land (which we have already completed);
2.	Submit architectural plans for the development by May 15, 2009 (extended to May 15, 2012 by FONATUR);

3.	Apply for the relevant environmental permits within 90 days of the submission of architectural plans;
4.	Begin construction within 90 days of issuance of the environmental permits; and
5.	Begin operations of the hotel within 975 days of beginning construction.
We will be considered to have satisfied our obligations under the purchase agreement when at least 80% of the construction on 450 hotel rooms is completed. If we do not complete the remaining milestones within the allotted time (including any extensions), FONATUR may impose penalties on us, including fines of up to 6% of the purchase price or the potential seizure of the land. FONATUR has granted us an extension of the deadline to submit architectural plans (from May 15, 2009 to May 15, 2012). We cannot assure you that FONATUR will grant future extensions, or that we will be able to timely complete the required steps in their respective allotted time frames.
Principal Air Traffic Customers
As of December 31, 2009, 80 international airlines and 15 Mexican airlines operated flights at our nine airports (including airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.
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
Among foreign airlines, American Airlines and Continental Airlines operate the greatest number of flights to and from our airports. In 2007, American Airlines and Continental Airlines accounted for 4.7% and 4.5%, respectively, of our revenues. In 2008, American Airlines and Continental Airlines accounted for 4.7% and 4.5%, respectively, of our total revenues. In 2009, American Airlines and Continental Airlines accounted for 5.0% and 5.8%, respectively, of our revenues.

The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2007, 2008 and 2009:
Principal Air Traffic Customers

	Percentage of ASUR Revenues
	Year ended December 31,
	2007	2008	2009
Customer
Aerovías Caribe, S.A. de C.V. (Click)	3.6%	5.2%	6.0%
Continental Airlines, Inc.	4.5%	4.5%	5.8%
AMR Corp. (American Airlines)	4.7%	4.7%	5.0%
Compania Mexicana de Aviacion, S.A. de C.V. (Mexicana)	7.1%	5.0%	4.3%
Aerovías de Mexico, S.A. de C.V. (Aeromexico)	4.9%	4.0%	3.9%
Aviation Support S.A. de C.V.	2.4%	2.9%	3.2%
Delta Air Lines, Inc.	2.5%	2.4%	3.1%
US Airways Group, Inc.	3.0%	3.0%	3.1%
Aviacion Comercial Especializada S.A. de C.V.	2.1%	2.0%	2.4%
Consorcio Aviaxsa, S.A. de C.V.(1)	3.9%	3.2%	1.4%
Air Canada	0.8%	0.9%	1.0%
Other	60.5%	62.2%	60.8%

Total	100.0%	100.0%	100.0%

(1)	Aviaxsa was ordered to stop operating by the Mexican government on June 1, 2009. See“Item 5 — Operating and Financial Review and Prospects—Recent Developments—AVIACSA Operations Suspended”.
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
Competition
Since our business is substantially dependent on international tourists, our principal competition is from competing tourist destinations. We believe that the main competitors to Cancún are vacation destinations in Mexico, such as Acapulco, Puerto Vallarta and Los Cabos, and elsewhere such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean island and Central American resorts. In March 2000, a new airport opened in Chichen Itza. This airport is operated by the former operator of the charter terminal in Cancún Airport. In addition, the Mexican government has announced its intention to grant a concession for a new airport in the Mayan Riviera through a public bidding process. The bidding process was announced on May 11, 2010 with a final decision expected by the end of 2010. In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek any such concession that may be granted. Currently, the Mayan Riviera is served primarily by Cancún Airport. Although the Ministry of Communications and Transportation has committed to adjust the master development plans and maximum rates for our airports within three months of the granting of a concession for the Mayan Riviera Airport, we are unable to predict the effect that the new airport may have on our passenger traffic or operating results if the project is successfully carried out, and the extent of any revisions to our master development plans or maximum rates.

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
Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2009			2010			2011			2012			2013			Totals
	(millions of constant pesos as of December 31, 2009)(1)

Cancún	Ps.	576.5	(2)	Ps.	619.1	(2)	Ps.	420.5	(2)	Ps.	443.3	(2)	Ps.	331.4	(2)	Ps.	2,390.8	(2)
Cozumel		17.3			41.7			14.1			33.4			10.1			116.6
Huatulco		52.3			149.6			69.7			58.8			9.7			340.1
Mérida		80.0			127.0			72.1			16.1			6.0			301.2
Minatitlán		20.4			24.6			6.5			3.6			3.8			58.9
Oaxaca		47.7			137.7			61.4			42.1			17.6			306.5
Tapachula		7.5			5.6			4.7			2.4			39.3			59.5
Veracruz		47.6			307.2			245.6			117.9			67.0			785.3
Villahermosa		45.5			162.1			80.6			6.5			34.5			329.2

Total	Ps.	894.8		Ps.	1,574.6		Ps.	975.2		Ps.	724.1		Ps.	519.4		Ps.	4,688.1

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	Prior to December 31, 2008, we invested a total of Ps. 1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún airport. As a result, the Ministry of Communications has applied Ps. 1,054.8 million of this amount to the satisfaction of our committed investments at Cancún airport for 2009 through 2013, of which approximately Ps. 211 million was allocated to each calendar year. The amounts reflected above are the total amount of committed investments, and do not include deductions for these amounts.

The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments			Indicative Investments
	January 1, 2009 –			January 1, 2014 –			January 1, 2019 –
Airport	December 31, 2013			December 31, 2018			December 31, 2023
	(millions of constant pesos as of December 31, 2009)(1)

Cancún	Ps.	2,390.8	(2)	Ps.	1,196.0	(2)	Ps.	786.3
Cozumel		116.6			120.3			88.7
Huatulco		340.1			71.2			47.6
Mérida		301.2			124.3			81.7
Minatitlán		58.9			59.2			36.4
Oaxaca		306.5			66.5			84.3
Tapachula		59.5			41.6			20.3
Veracruz		785.3			135.2			168.5
Villahermosa		329.2			254.9			55.6

Total	Ps.	4,688.1		Ps.	2,069.2		Ps.	1,369.4

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	Prior to December 31, 2008, we invested a total of Ps. 1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún airport. As a result, the Ministry of Communications has applied Ps. 1,054.8 million of this amount to the satisfaction of our committed investments at Cancún airport for 2009 through 2013, and Ps. 612.9 million to the satisfaction of our indicative investments for 2014 through 2018. The amounts reflected above are the total amount of committed and indicative investments, and do not include deductions for these amounts.
The master development plans and maximum rates for each airport were approved before the concessioning and construction of the Mayan Riviera Airport project, which is included in the National Infrastructure Plan for 2007-2012. Because of this timing, the Ministry of Communications and Transportation did not account for how the eventual construction, administration and operation of the Mayan Riviera Airport, and the beginning of flight operations there, may affect passenger traffic levels for Cancún airport. Accordingly, the Ministry of Communications and Transportation has committed to modify the master development plans for our airports within three months from the granting of a concession to operate the Mayan Riviera Airport so as to reflect new passenger traffic level projections, and accordingly, to adjust the investment obligations and maximum rates that we are authorized to charge at each airport. However, we cannot predict what effects operations at the Mayan Riviera Airport will have on our passenger traffic levels, or how the Ministry of Communications and Transportation will adjust our master development plans.
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
All other sources of revenues at our airports are not regulated. Approximately 71.5%, 69.8% and 68.7% of our revenues in 2007, 2008 and 2009, respectively, were derived from regulated sources of revenue.
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

	Maximum Rates(1)(2)
	Year ended December 31,
	2009		2010		2011		2012		2013

Cancún	Ps.	136.70	Ps.	135.74	Ps.	134.79	Ps.	133.84	Ps.	132.91
Mérida		127.53		126.64		125.74		124.86		124.00
Cozumel		189.58		188.25		186.94		185.62		184.33
Villahermosa		119.40		118.57		117.74		116.91		116.10
Oaxaca		135.40		134.45		133.52		132.59		131.65
Veracruz		114.29		113.48		112.69		111.90		111.12
Huatulco		123.11		122.25		121.39		120.54		119.70
Tapachula		251.12		249.37		247.62		245.89		244.18
Minatitlán		218.65		217.12		215.60		214.09		212.59

(1)	Expressed in adjusted pesos as of December 31, 2009 based on the Mexican producer price index (excluding petroleum).

(2)	Our concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the five-year period ending December 31, 2013, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.
Methodology For Determining Future Maximum Rates
The Rate Regulation provides that each airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:
•	Projections for the fifteen-year period of workload units (each of which is equivalent to one passenger or 100 kilograms (220 pounds) of cargo), operating costs and expenses (excluding amortization and depreciation) related to services subject to price regulation.

•	Projections for the fifteen-year period of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the master development plans.

•	Reference values, which were established in the concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value.

•	A discount rate to be determined by the Ministry of Communications and Transportation. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the prior twenty four months plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico.

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
To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On January 1, 2010, the daily minimum wage in Mexico City was Ps. 57.46. As a result, the maximum penalty at such date could have been Ps. 2.9 million (U.S.$222,523). In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”
Currently, our calculation of workload units (one passenger or 100 kilograms (220 pounds)) of cargo does not include transit passengers. There is a possibility that in the future our workload units may include transit passengers and the Ministry of Communications and Transportation will decrease our maximum rates to reflect this higher passenger base. Although there can be no assurance, we do not expect this change to occur in the short term or have a material adverse effect on our revenues if and when it happens.

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
In addition, the Ministry of Communications and Transportation has committed to review and adjust Cancún’s maximum rate within three months from the granting of a concession to operate the Mayan Riviera Airport, which is included in the Mexican Government’s National Infrastructure Plan for 2007-2012, to reflect changes in projected traffic levels at our airports. See “-Master Development Plans”.
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

Penalties and Termination and Revocation of Concessions and Concession Assets
The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession. On January 1, 2010, the daily minimum wage in Mexico City was Ps. 57.46. As a result, the maximum penalty at such date could have been Ps. 23.0 million (U.S.$1.8 million).
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

ORGANIZATIONAL STRUCTURE
The following table sets forth our material consolidated subsidiaries as of December 31, 2009, including our direct and indirect ownership interest in each:

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

Our corporate headquarters are located in Mexico City, and total 742.64 square meters. We also rent two warehouses totaling 128 square meters located in Mexico City for storage. In addition, we own 130 hectares of land in Huatulco that we are using for tourism development.” We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents or similar events. We do not maintain business interruption insurance.
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
Our financial statements were prepared in accordance with Mexican Financial Reporting Standards, or “FRS”, which differs in certain significant respects from accounting principles generally accepted in the United States of America, or “U.S. GAAP.” Note 19 to our financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us. See “—Differences between Mexican FRS and U.S. GAAP”.
Overview
We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government. The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers. For example, in 2007, 2008 and 2009, approximately 67.9%, 66.3% and 65.2%, respectively, of our total revenues were derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.
We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are primarily affected by the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers, and to a somewhat lesser extent, passenger volume at our airports. While we expect that aeronautical revenues will continue to represent a majority of our future total revenues, growth of our revenues from commercial activities has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues.

Recent Developments
Influenza H1N1
On March 18, 2009, the Mexican government reported its first cases of Influenza A/H1N1. On April 25, the Mexican government declared a state of emergency, closing schools and giving the government various powers to contain the epidemic. Using these powers, the government cancelled nearly all public events and closed most museums and tourist attractions from April 24 to May 5, 2009. Although a number of countries, such as the United States, the United Kingdom, and France, as well as the Health Council of the EU initially recommended that travelers avoid non-essential travel to Mexico, all of these advisories were lifted by the end of May 2009. Likewise, restrictions on travel to Mexico imposed by other countries as a result of A/H1N1 were lifted by June 1, 2009. As a result of the Influenza A/H1N1 outbreak, we experienced substantial declines in revenues from domestic and international passengers as well as cargo traffic in the second and third quarters of 2009.
As of January 2010, the World Health Organization reported that outbreaks of Influenza A/H1N1 continued to decline or remained low in Mexico. With the abatement of the outbreak and the lifting of travel restrictions, we believe that the Influenza A/H1N1 outbreak is no longer significantly affecting passenger or cargo traffic levels.
Economic Downturn
The U.S. and Mexican economies are currently recovering from a recession. In the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.5% and 6.2%, respectively. In 2009 the U.S. gross domestic product continued to decline at an annualized rate of 2.4%, although the U.S. economy has shown signs of improvement and in the fourth quarter of 2009 the U.S. gross domestic product increased 0.1% from the fourth quarter of 2008. Likewise, according to the Mexican National Statistical, Geographic and Information Institute (INEGI), the Mexican gross domestic product decreased at an annualized rate of 1.6% during the fourth quarter of 2008, and an additional 6.5% in 2009. The Mexican economy has recently shown signs of improvement as the gross domestic product rose 2.0% in the fourth quarter of 2009 from the third quarter of 2009. The air travel industry, and as a result, our results of operations, are substantially influenced by economic conditions in Mexico and the United States. In 2008 and 2009, approximately 64.4% and 66.1% respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States and approximately 36.8% and 37.4% of our revenues in 2008 and 2009 respectively, were derived from passengers charges imposed on passengers departing from or arriving in the United States. Similarly, in 2008 and 2009, approximately 43.6% and 43.4% respectively, of our passengers traveled on domestic flights, and approximately 18.6% and 17.2% of our revenues in 2008 and 2009 respectively, were derived from domestic passenger charges.

We believe that the U.S. and Mexican recessions have affected our results of operations differently. Many of the passengers traveling through our airports to or from the United States are traveling to vacation destinations such as Cancún, Cozumel or the Mayan Riviera. For many U.S. travelers, we believe these destinations are more economical than similar destinations in Florida or the Caribbean. As a result, we believe that passenger traffic to and from the United States may have partially benefited from a substitution effect, whereby some of the passengers who are deferring or eliminating travel because of global economic conditions are replaced by passengers who choose to travel to destinations served by our airports instead of other, less economical destinations. Nevertheless, we believe that the severity of the U.S. economic recession has led to overall reduced spending on vacation travel, and has adversely impacted international passenger traffic levels at our airports and our results of operations. Because of the perception of Cancún, Cozumel and the Mayan Riviera as more economic vacation destinations, we believe that our airports are well-placed to take advantage of the economic recovery. However, we cannot predict how economic conditions in the United States may develop in the future or how these conditions will affect tourism and travel decisions. In addition, whether destinations served by our airports will be viewed as adequate substitutes for other tourist destinations depends on a number of factors, including the perceived attractiveness, affordability and accessibility of Cancún, Cozumel and the Mayan Riviera as desirable vacation destinations. We are unable to control many of these factors and therefore we cannot assure you that this substitution effect will continue to occur or that it will adequately compensate for lower levels of overall air traffic.
In Mexico, the recession has resulted in an overall decrease in levels of domestic passenger traffic. In 2009, annual domestic passenger traffic fell 12.2% from 2008, and fell in all of our airports except for Huatulco. Among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they have not benefited, and are unlikely to benefit in the future, from the substitution effect that we believe has occurred with respect to passengers traveling to and from the United States. In addition, a portion of our domestic passengers are business travelers, whose demand for travel has been adversely affected by the recession. In particular, the recession has affected passenger traffic levels to and from Toluca International Airport, which is located near Mexico City, and which is largely served by low-cost airlines that cater to domestic leisure travels, which we believe tend to be sensitive to both changes in the cost of air travel and economic conditions. Approximately 9.1% of passengers traveling through our airports in 2009 departed or arrived from Toluca, compared with 13.6% of passengers traveling through our airports in 2008.
Fluctuation in the Peso
From September 30, 2008 to March 31, 2009, the peso depreciated by approximately 29.4%, from 10.98 pesos per U.S. dollar on September 30, 2008 to 14.21 pesos per U.S. dollar on March 31, 2009. Between March 31, 2009 and November 25, 2009, the peso fluctuated between Ps. 13.00 and Ps. 14.00 per U.S. dollar, and then began to appreciate, reaching Ps. 12.19 per U.S. dollar on April 15, 2010. International passengers and international flights pay tariffs denominated in U.S. dollars. However, these tariffs are generally collected in Mexican pesos 60-115 days following the date of each flight, and our maximum rates are set in pesos. Therefore, a significant depreciation of the peso as compared to the dollar during this 60-115 day period could result in us exceeding our maximum rates, which would be a violation of our concession. If a significant depreciation occurred, we could be required to issue rebates to airline customers to avoid exceeding our maximum rates. On the other hand, a significant appreciation in the peso during this period could result in us collecting substantially less than our maximum rate per terminal passenger. We do not have any means of recouping lost revenue if we charge less than the maximum rate as a result of a significant appreciation in the peso. We attempt to set our dollar-denominated tariffs so as to avoid exceeding our maximum rates while attempting to charge as close to the maximum rate as possible. So far, the fluctuations in the peso have not caused us to exceed or required us to issue rebates to avoid exceeding our maximum rates. However, we cannot assure you that the peso will not appreciate or depreciate rapidly, or that we will be able to successfully continue to set our rates so as to maximize revenue and avoid issuing rebates so as to not exceed our maximum rates.

The depreciation in the peso has a positive effect on our revenues from commercial operations while appreciation in the peso has a negative effect. Many of our contracts with commercial services providers are denominated in U.S. dollars, but are collected or converted into Mexican pesos. Therefore, depreciation in the peso as against the dollar results in us collecting more pesos for dollar-denominated contracts than before the depreciation, whereas appreciation of the peso results in us collecting fewer pesos for dollar-denominated contracts. Therefore, if the peso depreciates, and our peso-denominated cost of services does not increase at the same rate as the depreciation of the peso, our commercial revenues increase, whereas an appreciation of the peso or an increase in the peso-denominated cost of our services results in a decrease in our commercial revenues. As the peso continues to appreciate as against the dollar, we continue to collect fewer pesos in connection with dollar-denominated contracts, which may result in lower commercial revenues in the future, especially if the appreciation continues unabated or surpasses historic levels of appreciation. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a result of the depreciation of the peso or as a result of other factors.
Master Development Plans and Maximum Rates
The Ministry of Communications and Transportation approved new five-year master development plans and maximum rates for each of our airports on March 31, 2009. The master development plans for each airport provide for committed investments at that airport for each calendar year through 2013, and indicative investments at that airport for each calendar year from 2014 through 2023. In addition, in connection with the approval of our master development plan, the Ministry of Communications and Transportation also approved the maximum rates we are allowed to charge per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) for regulated services. For more details on the newly approved master development plans and maximum rates, see “—Master Development Plans” and “—Price Regulation — Current Maximum Rates” in “Item 4. Information on the Company — Regulatory Framework”.
New Runway 2 at Cancún Airport
We began construction on a second runway at Cancún Airport in 2007, which we completed on October 20, 2009. The project represented a total investment of approximately U.S.$67 million. The second runway doubles Cancún Airport’s runway capacity to approximately 28 million passengers per annum and we expect the increased capacity level to meet forecasted demand for the foreseeable future. The second runway, parallel to the existing one, allows for simultaneous takeoffs and landings, thereby increasing our operating capacity to more than 80 takeoffs or landings per hour.

Opening of Terminal 3 at Cancún Airport
On May 18, 2007, we began operations in the new Terminal 3 at Cancún Airport. With a total investment of approximately U.S.$100 million, Terminal 3 constitutes our most ambitious investment project to-date. Terminal 3 doubled international passenger capacity at Cancún Airport. The new building, measuring a total area of 42,000 square meters (approximately 452,084 square feet), has capacity for 84 check-in counters and 11 boarding gates with boarding bridges, as well as four remote boarding gates served by buses. The terminal features state-of-the-art passenger information systems and security equipment, including the first CT scanning system (a system that uses x-rays to form a three-dimensional model of the contents of a piece of luggage) in Mexico for all checked baggage. The terminal now has 49 retail stores and a bank branch. While our investment in Terminal 3 has had a positive impact on our revenues to date as a result of the increased space, which has allowed an increase in the number of retail stores that serve the airport, our cost of services have also increased as a result.
Mayan Riviera Airport Bidding Process
The Mexican government, acting through the Ministry of Communications and Transportation is using a public bidding process for the award of the concession for the construction, operation and management of an international airport in the Mayan Rivera in the state of Quintana Roo. The bidding process for the concession for the airport was announced on May 11, 2010 with a final decision expected by the end of 2010. This airport would be located in Tulum, approximately 101 kilometers from our airport in Cancún and could adversely affect passenger traffic there. We are interested in participating in this bidding process, although there can be no assurance that we will be permitted to do so, or that we would be the winning bidder.
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
Huatulco Development Project
In October 2008, we purchased 130 hectares of land on the bay of Huatulco from the National Tourism Fund, or FONATUR, for Ps. 286.3 million. We won the right to purchase the land through a public bidding process that was part of a program launched by the Mexican Government to accelerate the development of Huatulco as a flagship city for Mexican tourism. Pursuant to the terms of the purchase agreement, we are required to construct at least 450, and no more than 1,300 hotel rooms. For more information on the Huatulco development, please see “Item 4. Information on the Company — Business Overview — Other Properties”.

AVIACSA Operations Suspended
On June 1, 2009, the Ministry of Communications and Transportation ordered Consorcio AVIAXSA, S.A. de C.V., the operator of AVIACSA, to suspend all operations due to irregularities that could put the security of its passengers and cargo at risk. In 2008, AVIACSA represented approximately 3.2% of our revenues and 5.1% of our passenger traffic. On June 5, 2009, a federal judge lifted the suspension of AVIACSA’s operations. However, on June 12, the U.S. Federal Aviation Administration suspended the operations of AVIACSA in the United States, and in November 2009, a Mexican appeals court reinstated AVIACSA’s suspension in Mexico. AVIACSA has not announced any plans to further appeal these decisions or to otherwise resume operations.
Passenger Traffic Volume and Composition
Our principal source of revenues is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers). In 2007, 2008 and 2009, passenger charges represented 76.7%, 77.7% and 79.1% of our aeronautical services revenues and 52.0%, 51.5% and 51.6% respectively, of our consolidated revenues. Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.
While prior to 2008 the traffic volume of domestic passengers in our airports had increased more rapidly than the traffic volume of international passengers, domestic traffic grew more slowly than international traffic in 2008 and decreased almost as much as international traffic in 2009. From 2007 to 2008 the percentage of international passengers using our airports increased from 55.8% to 56.8%, and the percentage of domestic passengers using our airports decreased from 44.2% to 43.2%. In 2009 international passengers made up 56.6% of all passengers at our airports and domestic passengers made up 43.4% of those passengers. During 2007, 2008 and 2009, 32.8%, 33.0% and 34.4% of our total revenues were derived from passenger charges collected from international passengers. The previous increase in domestic passenger traffic was the result of the growth of domestic travel in Mexico, principally due to the emergence of new services from low-cost airlines. However, because of deteriorating economic conditions in Mexico, domestic travel, and correspondingly, the proportion of domestic passengers decreased in 2008 and were nearly flat in 2009.
Of our passengers traveling internationally, a majority has historically traveled on flights to or from the United States. In 2007, 2008 and 2009, for example, approximately 37.2%, 36.8% and 37.4% of the total passengers and approximately 66.0%, 64.4% and 66.1% respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. As a consequence, our results of operations are substantially influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.

In addition, of our passengers traveling domestically, a majority has typically traveled on flights to or from Mexico City. In 2007, 2008 and 2009, for example, approximately 71.1%, 68.1% and 69.6%, respectively, of the domestic passengers in our airports arrived or departed on flights originating in or departing to Mexico City. The decrease in percentage of domestic passengers traveling from or to Mexico City from 2007 to 2008 reflected the increase in new services from low-cost airlines at a wide range of airports, including Toluca, which has emerged as an alternative point of departure for the Mexico City area. In 2009, as these low-cost airlines have begun operations out of Mexico City, the percentage of travel from Mexico City has increased. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.
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
Revenues from our airports are subject to a “dual-till” price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our airports, are regulated by the Ministry of Communications and Transportation. The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services. The maximum rates for our airports have been determined for each year through December 31, 2013. See “—Recent Developments -Master Development Plans and Maximum Rates”. In 2007, 2008 and 2009, approximately 71.5%, 69.8% and 68.7% respectively, of our total revenues and approximately 11.3%, 10.2% and 9.9% respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues. Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) are currently not regulated under the price regulation system established by the Ministry of Communications and Transportation.

The following table sets forth our revenues for the years ended December 31, 2007, 2008 and 2009, based on the categories of services established under the Mexican Airport Law.

	Year ended December 31,
	2007		2008		2009
	(millions of pesos)
	Amount(1)	Percent	Amount(2)	Percent	Amount(2)	Percent
Regulated Revenues:
Airport Services(1)	1,991.7	71.5%	2,211.2	69.8%	2,150.5	68.7%

Non-regulated Revenues:
Access fees from non-permanent ground transportation	12.1	0.4%	14.7	0.5%	15.1	0.5%
Car parking and related access fees	47.6	1.7%	48.4	1.5%	45.1	1.4%

Other fees	4.2	0.2%	3.2	0.1%	3.9	0.1%
Complementary Services(3)	0.0	0.0%	0.0	0.0%	0.0	0.0%

Commercial Services	684.8	24.6%	841.0	26.5%	881.6	28.2%

Other Services	45.5	1.6%	50.2	1.6%	35.0	1.1%

Total	2,785.9	100.0%	3,168.7	100.0%	3,131.2	100.0%

(1)	Constant pesos as of December 31, 2007.

(2)	Nominal pesos.

(3)	Includes access fees charged to third parties providing complementary services in our airports, which are classified as non-aeronautical revenues for financial reporting purposes.
Aeronautical Revenue
The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services. The maximum rates for our airports have been determined for each year through December 31, 2013. See “—Recent Developments -Master Development Plans and Maximum Rates”. Therefore, our aeronautical revenues are determined largely by the number of workload units at each of our airports, which is primarily driven by passenger traffic levels. Aeronautical revenues differ among our airports to the extent that passenger traffic levels differ among these airports.
The following table sets forth our revenue from aeronautical services for the years indicated.
Aeronautical Revenue

	Year ended December 31,
	2007		2008		2009
	(millions of pesos)
	Amount(1)	Percent	Amount(2)	Percent	Amount(2)	Percent
Aeronautical Revenue:
Passenger charges	1,449.8	76.7%	1,633.2	77.7%	1,616.5	79.1%
Landing charges	133.9	7.1%	140.5	6.7%	124.6	6.1%
Aircraft parking charges	248.3	13.1%	264.9	12.6%	242.8	11.9%
Airport security charges	26.8	1.4%	29.4	1.4%	27.7	1.4%
Passenger walkway charges	32.2	1.7%	33.9	1.6%	31.0	1.5%

Total Aeronautical Revenue	1,891.0	100.0%	2,101.9	100.0%	2,042.6	100.0%

	Amount	Change(3)	Amount	Change(3)	Amount	Change(3)

Other Information:
Total workload units(4)	16.7	16.8%	18.2	9.0%	16.0	(12.1%)
Aeronautical revenue	1,891.0	14.8%	2,101.9	11.2%	2,042.6	(2.8%)
Aeronautical revenue per workload unit(5)	113.2	(1.7%)	115.4	2.0%	127.7	10.6%

(1)	Constant pesos as of December 31, 2007.

(2)	Nominal pesos.

(3)	As compared to the previous year.

(4)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(5)	Aeronautical revenues per workload unit are expressed in pesos (not millions of pesos).
Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Our current agreements with principal airline customers expire in 2012. The remaining airlines continue to operate under their prior agreements, and we are continuing to negotiate extensions with them. Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements. In 2007, 2008 and 2009, passenger charges represented 76.7%, 77.7% and 79.1% of our aeronautical service revenues and 52.0%, 51.5% and 51.6% respectively, of our consolidated revenues.
Historically, we have set our prices for regulated services at our airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.
As noted above, our regulated revenues at each airport are subject to a maximum rate established by the Ministry of Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing rebates or discounts to customers as price adjustments. These price adjustments or rebates constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year, both for Mexican FRS and U.S. GAAP purposes. All discounts and rebates are issued and recorded in the same year as the service is provided. In 2007, 2008 and 2009, we did not issue rebates in significant amounts.

The following table sets forth the number of passengers paying passenger charges for the years indicated.
Passengers Paying Passenger Charges

	Year ended December 31,
			% change		% change
Airport	2007	2008	2007-2008	2009	2008-2009
	(in thousands, except percentages)
Cancún	5,630.9	6,276.4	11.5%	5,527.9	(11.9%)
Mérida	623.1	627.8	0.8%	513.4	(18.2%)
Villahermosa	426.9	479.6	12.3%	381.7	(20.4%)
Other	1,391.5	1,437.8	3.3%	1,258.3	(12.5%)

Total	8,072.4	8,821.6	9.3%	7,681.3	(12.9%)

We earn passenger charges from each departing passenger at our airports other than transit passengers, diplomats and infants.
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
Because non-aeronautical revenues are determined in part by passenger traffic levels, the differences in non-aeronautical revenues between our airports are determined in part by passenger traffic levels. Differences in non-aeronautical revenues are also determined by the mix of commercial services available at an airport. Because international passengers, many of whom are vacation travelers, tend to use more expensive commercial services, like souvenir shops and international food and beverage vendors, airports that have higher levels of international passenger traffic, like Cancún airport, tend to generate higher amounts of non-aeronautical revenues.

The following table sets forth our revenue from non-aeronautical activities for the years indicated.
Non-aeronautical Revenue

	Year ended December 31,
	2007		2008		2009
	(millions of nominal pesos)
	Amount(1)	Percent	Amount(2)	Percent	Amount(2)	Percent

Non-aeronautical Services:
Commercial	687.4	76.8%	841.2	78.9%	884.6	81.3%
Leasing of space	673.3	75.2%	824.8	77.3%	867.9	79.7%
Access fee	12.1	1.4%	14.7	1.4%	15.1	1.4%
Other	2.0	0.2%	1.7	0.2%	1.6	0.1%
Non Commercial	207.5	23.2%	225.6	21.1%	204.0	18.7%
Leasing of space	58.1	6.5%	61.8	5.8%	65.8	6.0%
Access fee	79.7	8.9%	82.6	7.7%	75.9	7.0%
Other	69.7	7.8%	81.2	7.6%	62.3	5.7%

Total Non-aeronautical Revenue	894.9	100.0%	1,066.8	100.0%	1,088.6	100.0%

	Amount	Change(3)	Amount	Change(3)	Amount	Change(3)

Other Information:
Total terminal passengers(4)	16.2	17.4%	17.8	9.9%	15.5	(12.9%)
Change in non-aeronautical revenue	219.4	32.5%	171.9	(19.2%)	21.8	(2.0)%
Non-aeronautical revenue per terminal passenger(5)	55.2	12.9%	59.9	8.5%	70.2	17.2%

(1)	Constant pesos as of December 31, 2007.

(2)	Nominal pesos.

(3)	As compared to previous year.

(4)	Excludes transit and general aviation passengers.

(5)	Revenue per passenger amounts are expressed in pesos (not millions of pesos).
Our commercial revenues consist primarily of revenues from duty-free shops, food and beverage establishments, retail stores, advertising revenues, parking lots, car rental companies, banking and currency exchange services, teleservices and ground transportation.

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

	Year ended December 31,
	2007		2008		2009
	(millions of pesos)
	Amount(1)	Change	Amount(2)	Change	Amount(2)	Change
Commercial Revenues:

Duty-Free Shops	180.9	20.7%	244.3	35.0%	251.9	3.1%

Food and Beverage	132.2	39.3%	145.6	10.1%	143.1	(1.7%)

Retail Stores	203.1	34.9%	250.8	23.5%	269.6	7.5%

Advertising Revenues	53.0	66.1%	64.5	21.7%	57.5	(10.9%)

Parking Lots	47.6	21.7%	48.4	1.7%	44.9	(7.2%)

Car Rental Companies	49.8	25.1%	55.1	10.6%	77.0	39.7%

Banking and Currency Exchange services	15.4	9.2%	19.7	27.9%	20.3	3.0%
Teleservices	7.8	4.0%	8.6	10.3%	8.4	(2.3%)

Ground Transportation	13.7	33.0%	16.5	20.4%	16.6	0.6%

Other Services	41.0	75.2%	50.8	23.9%	52.6	3.5%

Total	744.5	32.6%	904.3	21.5%	941.9	4.2%

(1)	Constant pesos as of December 31, 2007.

(2)	Nominal pesos.
Operating Costs
The operating costs at our airports are influenced principally by two factors: fixed costs and variable costs. Fixed costs are the costs of operating an airport, such as most of our depreciation and amortization, general and administrative expenses, maintenance, safety, security and insurance, utilities and employee costs, which are primarily dependent on the size of the airport and do not vary with the number of passengers. Variable costs are dependent on passenger volume, or, in the case of our technical assistance and concession fees, on financial results that are primarily determined by passenger volume. We do not believe that there are material differences in these factors among the airports that we operate, other than differences relating to passenger traffic volume (at busier airports, fixed costs may be spread among a greater number of passengers).

The following table sets forth our operating costs and certain other related information for the years indicated.
Operating Costs

	Year ended December 31,
	2007	2008		2009
	(millions of pesos)
	Amount(1)	Amount(2)	% Change	Amount(2)	% Change
Operating Costs:
Cost of services:
Employee costs	239.6	276.6	15.4%	261.5	(5.5%)
Maintenance	118.3	146.1	23.5%	138.0	(5.5%)
Safety, security and insurance	107.4	111.3	3.6%	109.2	(1.9%)
Utilities	79.1	98.0	23.9%	72.3	(26.2%)
Other	199.2	178.1	(10.6%)	207.6	16.6%
Total cost of services	743.6	810.1	8.9%	788.6	(2.7%)
General and administrative expenses	104.1	114.1	9.6%	121.7	6.7%
Technical assistance fee	91.9	104.5	13.7%	103.5	(1.0%)
Government concession fee	139.3	154.8	11.1%	150.6	(2.7%)
Depreciation and amortization:
Depreciation(3)	288.0	379.2	31.7%	412.7	8.8%
Amortization(4)	252.8	222.3	(12.1%)	216.8	(2.5%)
Total depreciation and amortization	540.8	601.5	11.2%	629.5	4.7%

Total operating costs	1,619.7	1,785.0	10.2%	1,793.9	0.5%

Other Information:
Total workload units(5)	16,654.2	18,208.4	9.3%	15,993.4	(12.2)
Cost of services per workload unit(6)	44.6	44.5	(0.2%)	49.3	10.8%
Cost of services margin(7)	26.7%	25.6%	(4.1%)	24.9%	(2.7%)

(1)	Constant pesos as of December 31, 2007.

(2)	Nominal pesos.

(3)	Reflects depreciation of fixed assets.

(4)	Reflects amortization of our concessions and recovered long-term leases (long-term third-party leases granted by our predecessor to operate commercial areas in our airports).

(5)	In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(6)	Cost of services per workload unit are expressed in pesos (not millions of pesos).

(7)	Cost of services divided by total revenues, expressed as a percentage.
Cost of Services
Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, as well as utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.
Technical Assistance Fee and Government Concession Fee
Under a technical assistance agreement, Inversiones y Tecnicas Aeroportuarias S.A. de C.V. or “ITA” provides management and consulting services and transfers technical assistance, technological and industry knowledge, as well as experience to us for a fee. Our results of operations reflect the accrual of the technical assistance fee to ITA under the technical assistance agreement. The technical assistance fee is equal to the greater of U.S.$2 million, adjusted for U.S. inflation, or 5% of our consolidated earnings before comprehensive financing costs, income taxes and depreciation and amortization (determined in accordance with Mexican FRS and calculated prior to deducting the technical assistance fee).
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

Depreciation and Amortization
Our depreciation and amortization expenses primarily reflect the amortization of the investments realized in our nine airports under our master development plans. Our current master development plans went into effect as of January 1, 2009 and expire December 31, 2013.
Employee Statutory Profit Sharing
We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. Under this regime, 10% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer. None of our subsidiaries that have employees were required to pay employee statutory profit sharing in 2007 and 2008 because they generated tax losses in those years. We have nevertheless committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps. 14,000 per year for continued service. These amounts are paid and expensed at the end of each year, and are included in our cost of services. In 2009 we calculated our obligations in respect of employee statutory profit sharing amount to be Ps. 1.2 million according to the procedures established in the income tax law. This amount is included in the Ps. 14,000 to be paid to unionized employees, and is recorded as a cost of service.
In 2008, we were able to cancel our provision for deferred employee statutory profit sharing because the entities that would have been required to pay PTU no longer employed our personnel in 2008. The value of the cancelled provision was Ps. 37.4 million, which was applied to consolidated income for 2008.
Taxation
Our provision for taxes consists of three separate taxes: asset tax, income tax, and a flat rate business tax (Impuesto Empresarial a Tasa Única, or “IETU”).
Until October 1, 2007,Mexican companies were generally required to pay the greater of their income tax liability (determined at a rate of 29% in 2007), as determined by the income tax law, or their asset tax liability (determined at a rate of 1.25% of the average tax value of virtually all of their assets (including, in our case, our concessions), less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries)). As a result of changes in the Mexican tax law which went into effect in 2008, the asset tax balance may be recovered through deductions over the following ten years of up to 10% each year of the total asset tax carry-forward at December 31, 2007, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three previous years. The asset tax carry-forward may be adjusted for changes in the National Consumer Price Index (Indice Nacional de Precios al Consumidor, or NCPI).

On October 1, 2007 the IETU was approved by the Mexican federal government and became effective as of January 1, 2008. This tax, which replaced the asset tax as described below, applies to individuals and companies with a permanent establishment in Mexico. Such individuals and companies are required to pay the greater of the IETU or the income tax. IETU is calculated by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter to an income determined based on cash flows. This income is determined by deducting authorized deductions (including wages, social security contributions and certain investment expenditures) from total income earned from taxable activities. IETU tax credits are deducted according to procedures established in the IETU tax law.
With the exception of Aeropuerto de Cancún, S.A. de C.V. (Cancún Airport), we and all of our subsidiaries pay, and we expect will continue to pay IETU rather than income tax for the foreseeable future. Because our financial and tax projections indicate that our Cancún Airport subsidiary is expected to pay income tax in the foreseeable future, and since we are required to amortize the Cancún Airport investments and concession over a longer period than the related amortization for tax purposes under Mexican FRS, we continue to calculate our deferred taxes under the income tax regime and consequently, we have recognized a deferred income tax liability in our financial statements as a result of the difference between the amount of the Cancún Airport investments amortization for tax and financial reporting purposes as well as other deferred tax items.
On December 7, 2009 the Mexican congress released a decree amending, adding, and repeating various provisions of the Income Tax Law of 2010. The decree establishes that the income tax rate applicable for the years from 2010 to 2012 will be 30%, for 2013 it will be 29%, and as of January 2014 it will be 28%. As of December 31, 2009 the effect of the modified tax rates described above resulted in a decrease in the deferred income tax balance of Ps. 11.6 million with a corresponding effect on income for the year, which was determined based on expected rates.
The Company’s overall tax provision for 2007, 2008, and 2009 consists of three separate taxes payable (income tax, asset tax, and IETU tax), as set forth in the following table for each of the three years ended December 31, 2008:
Tax Provisions

	Year ended December 31,
	2007(1)	2008(2)	2009(2)
	(millions of pesos)
Current Income Tax	64.6	408.5	88.2
Deferred Income Tax	230.9	(59.0)	232.1
Cancellation of Income Tax Provision from Prior Periods	(150.0)

Total Income Tax	145.5	349.6	320.3

Current IETU Tax		78.2	126.1
Deferred IETU Tax		10.9	37.6
Establishment of Deferred IETU Tax Provision	489.1

Total IETU Tax	489.1	89.1	163.7

Current Asset Tax	81.9	60.1	60.7
Recoverable Asset Tax	(60.0)

Total Asset Tax	21.9	60.1	60.7

Total tax provisions	656.6	498.7	544.7

(1)	Constant pesos as of December 31, 2007.

(2)	Nominal pesos.

The determination of which taxes are payable and the appropriate tax rate to use therein for the deferred taxes associated with these tax regimes is determined on an individual airport-by-airport basis since we do not file a consolidated income tax return. In addition, for 2007, given that the asset tax was applied as a tax credit against future income taxes, we performed an analysis on an airport-by-airport basis and determined how much asset tax should be registered as deferred tax that is recoverable through credits, which is registered as a recoverable tax on our balance sheet, and how much should be recognized as expense, which is registered on our income statement.
As of January 1, 2010, the VAT rate in Mexico is 16% generally (11% when the activities are performed in the border region). Companies that engage in the business of selling, rendering services, leasing, importing or exporting goods are subject to VAT. In most cases, this tax does not represent an expense for the companies because it is collected from the consumer of the goods or services and paid monthly to the tax authorities.
The VAT paid on purchases of goods and services received can be offset against the VAT collected from consumers. In the case that the VAT paid exceeds the VAT collected in a given period, companies are entitled to be refunded for the difference by the tax authorities or, under certain conditions, to offset the VAT receivable against other taxes.
Effects of Devaluation and Inflation
The following table sets forth, for the periods indicated:
•	the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar;

•	the Mexican inflation rate;

•	the U.S. inflation rate; and

•	the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2007	2008	2009

Depreciation (appreciation) of the Mexican Peso as compared to the U.S. dollar(1)	0.96%	26.7%	(5.5%)
Mexican inflation rate(2)	3.8%	6.5%	3.6%
U.S. inflation rate(3)	4.1%	0.1%	2.7%
Increase in Mexican gross domestic product(4)	3.3%	1.3%	(6.5%)

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 10.9157 per U.S. dollar as of December 31, 2007, Ps. 13.8325 per U.S. dollar as of December 31, 2008 and Ps. 13.0659 per U.S. dollar as of December 31, 2009.

(2)	Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was 125.564 in 2007, 133.761 in 2008 and 138.541 in 2009.

(3)	As reported by the U.S. Department of Labor, Bureau of Statistics.

(4)	In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of February 22, 2009.

The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:
•	Depreciation and amortization expense. Until December 31, 2007, we restated our non-monetary assets to give effect to inflation. The restatement of these assets in periods of high inflation increased the carrying value of these assets in pesos, which in turn increased the related depreciation expense and risk of impairments. In 2008, we ceased recognizing the effects of inflation, and accordingly, the carrying value of the assets no longer increased; however, depreciation expense related to those restated assets was still being recognized during 2008 and will continue to be recognized going forward. Our airport concessions are being amortized on a straight-line basis over the life of the concession.

•	Passenger charges. Passenger charges for international passengers are currently denominated in dollars, while passenger charges for domestic passengers are denominated in pesos. Therefore, our passenger charges, which are stated herein in pesos, will be affected by a depreciation or appreciation in the value of the peso as compared to the dollar.

•	Comprehensive financing result. As required by Mexican FRS, our comprehensive financing reflects gains or losses from foreign exchange, gains or losses from monetary position (until January 1, 2008) and gains and losses from interest earned or expensed. As a result, it is impacted by both inflation and currency depreciation.

•	Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 60-115 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.
Following the new Mexican FRS B-10, since the cumulative inflation in Mexico measured by the NCPI in the three-year period ended December 31, 2007 was below 26%, we suspended recognizing the effects of inflation in our financial statements for the fiscal year beginning January 1, 2008.

Operating Results by Airport
The following table sets forth our results of operations for the periods indicated.
Operating Results

	Year Ended December 31,
	2007(1)		2008(2)		2009(2)
	Airport		Airport		Airport
	Operating	Per Workload	Operating	Per Workload	Operating	Per Workload
	Results	Unit(3)	Results	Unit(3)	Results	Unit(3)
	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)
Cancún(4):
Revenues before solidarity agreement:
Aeronautical services	1,370.4	119.1	1,551.8	120.9	1,495.2	131.7
Non-aeronautical services	737.7	64.1	898.1	70.0	926.6	81.6
Total revenues before solidarity agreement	2,108.1	183.2	2,449.9	190.9	2,421.8	213.3
Expenses before solidarity agreement	(1,063.3)	(92.4)	(1,965.3)	(153.1)	(1,271.3)	(112.0)
Net operating income before solidarity agreement	1,044.8	90.8	484.6	37.8	1,150.5	101.3
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(377.5)	(32.8)	(128.4)	(10.0)	(117.4)	(10.3)
Net operating income after solidarity agreement	667.3	58.0	356.2	27.8	1,033.1	91.0

Mérida:
Revenues before solidarity agreement:
Aeronautical services	124.5	88.3	127.6	89.0	132.8	107.7
Non-aeronautical services	47.6	33.8	51.0	35.6	49.3	40.0
Other (5)	0.0	0.0	1.8	1.3	4.7	3.8
Total revenues before solidarity agreement	172.1	122.1	180.4	125.9	186.8	151.5
Expenses before solidarity agreement	(131.0)	(92.9)	(167.8)	(117.2)	(151.6)	(123.0)
Net operating income before solidarity agreement	41.1	29.2	12.6	8.7	35.2	28.5
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(18.3)	(13.0)	(10.1)	(7.0)	(9.3)	(7.5)
Net operating income after solidarity agreement	22.8	16.2	2.5	1.7	25.9	21.0

Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	91.0	103.0	106.5	106.9	88.3	110.7
Non-aeronautical services	27.5	31.1	33.4	33.5	31.0	38.8
Total revenues before solidarity agreement	118.5	134.1	139.9	140.4	119.3	149.5
Expenses before solidarity agreement	(88.0)	(99.6)	(105.2)	(105.6)	(101.7)	(127.4)
Net operating income before solidarity agreement	30.5	34.5	34.7	34.8	17.6	22.1
Solidarity agreement revenues	12.2	13.8	0.0	0.0	0.0	0.0
Solidarity agreement expenses	0.0	0.0	(7.1)	(7.1)	(6.6)	(8.3)
Net operating income after solidarity agreement	42.7	48.3	27.6	27.7	11.0	13.8

	Year Ended December 31,
	2007(1)		2008(2)		2009(2)
	Airport		Airport		Airport
	Operating	Per Workload	Operating	Per Workload	Operating	Per Workload
	Results	Unit(3)	Results	Unit(3)	Results	Unit(3)
	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)
Other Airports:(6)
Revenues before solidarity agreement:
Aeronautical services	305.1	106.9	316.0	107.2	326.3	125.2
Non-aeronautical services	82.1	28.8	84.3	28.6	81.7	31.3
Other(5)	0.0	0.0	3.4	1.2	5.5	2.1
Total revenues before solidarity agreement	387.2	135.7	403.7	136.9	413.5	158.6
Expenses before solidarity agreement	(345.9)	(121.2)	(410.0)	(139.1)	(400.8)	(153.8)
Net operating income before solidarity agreement	41.3	14.5	(6.3)	(2.1)	12.7	4.8
Solidarity agreement revenues	155.0	54.3	11.5	3.9	72.4	27.8
Solidarity agreement expenses	(30.2)	(10.6)	(16.5)	(5.6)	(15.5)	(5.9)
Net operating (loss) income after solidarity agreement	166.1	58.2	(11.3)	(3.8)	69.6	26.7

Holding & Service Companies:(7)
Revenues before solidarity agreement:
Other(5)	238.2	N.A.	1,398.1	N.A.	653.1	N.A.
Total revenues before solidarity agreement	238.2	N.A.	1,398.1	N.A.	653.1	N.A.
Expenses before solidarity agreement	(229.6)	N.A.	(540.0)	N.A.	(531.8)	N.A.
Net operating income before solidarity agreement	8.6	N.A.	858.1	N.A.	121.3	N.A.
Solidarity agreement revenues	425.9	N.A.	162.1	N.A.	148.8	N.A.
Solidarity agreement expenses	(167.2)	N.A.	(11.5)	N.A.	(72.4)	N.A.
Net operating income after solidarity agreement	267.3	N.A.	1,008.7	N.A.	197.7	N.A.

Consolidation Adjustment(8):
Total Revenues	(831.4)	N.A.	(1,576.9)	N.A.	(884.5)	N.A.
Expenses	(831.4)	N.A.	(1,576.9)	N.A.	(884.5)	N.A.

Total:
Revenues:
Aeronautical services	1,891.0	113.5	2,101.9	115.4	2,042.6	127.7
Non-aeronautical services	894.9	53.7	1,066.8	58.6	1,088.6	68.1
Total revenues	2,785.9	167.3	3,168.7	174.0	3,131.2	195.8
Expenses	(1,619.7)	(97.3)	(1,785.0)	(98.0)	(1,793.9)	(112.2)
Net operating income	1,166.2	70.0	1,383.7	76.0	1,337.3	83.6

(1)	Constant pesos as of December 31, 2007.

(2)	Nominal pesos.

(3)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(4)	Reflects the results of operations of our Cancun airport and two Cancun airport services subsidiaries on a consolidated basis.

(5)	Reflects revenues under intercompany agreements (other than the solidarity agreement) which are eliminated in the consolidation adjustment.

(6)	Reflects the results of operations of our airports located in Veracruz, Minatitlán, Oaxaca, Huatulco, Tapachula and Cozumel.

(7)	Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for these entities.

(8)	The consolidation adjustment affects our consolidated net income by eliminating both revenues and expenses from intercompany transactions from all segments. The consolidation adjustment does not affect net income.
We and our subsidiaries have entered into intercompany agreements that affect the revenues, operating costs and income at our individual subsidiaries but not on a consolidated basis. Under the intercompany agreements, our holding company Grupo Aeroportuario del Sureste S.A.B. de C.V., or GAS, and our administrative services companies provide certain services and guarantees to the airport operating subsidiaries (which may include payments to certain of our airport operating subsidiaries), in exchange for which the airport operating subsidiaries make payments to GAS and the service companies. One of these agreements is the “Solidarity Agreement,” pursuant to which each of our subsidiaries pays a fee to our parent company, in exchange for which the parent company guarantees the ongoing viability of that subsidiary’s concession, including, in the case of certain subsidiaries, by making payments to those subsidiaries to ensure that they have the resources to comply with their master development plans and other regulatory obligations. The intercompany agreements also include agreements to provide other routine services, including negotiating regulated tariffs and interfacing with regulators, leasing of commercial real estate, trademark license royalties, marketing services and employee costs. The costs of these services and guarantees, including the Solidarity Agreement, are actual costs that are charged to individual airports. In the presentation of our consolidated results, the revenues and expenses generated by these transactions are eliminated because they are intercompany transactions.

Summary Historical Results of Operations
The following table sets forth our consolidated results of operations for the periods indicated.
Consolidated Operating Results

	Year Ended December 31,
	2007(1)		2008(2)		2009(2)
	(thousands of nominal pesos)

Revenues:

Aeronautical services	Ps.	1,890,950	Ps.	2,101,879	Ps.	2,042,647
Non-aeronautical services		894,941		1,066,828		1,088,537
Total revenues		2,785,891		3,168,707		3,131,184
Operating Expenses:
Cost of services		(743,642)		(810,101)		(788,562)
General and administrative expenses		(104,019)		(114,159)		(121,708)
Technical assistance fee(3)		(91,945)		(104,485)		(103,518)
Government concession fee(4)		(139,294)		(154,752)		(150,559)
Depreciation and amortization		(540,821)		(601,513)		(629,507)
Total operating expenses		(1,619,721)		(1,785,010)		(1,793,854)
Net operating income		1,166,170		1,383,697		1,337,330
Comprehensive Financing Result:
Interest income, net		106,482		137,454		43,841
Exchange gains (losses), net		1,612		36,818		(21,122)
Loss from valuation effects on derivative instruments		—		—		(2,563)
Loss from monetary position		(92,950)		—		—
Net comprehensive financing income		15,144		174,272		20,156
Non ordinary items(5)		(2,385)		(9,734)		(15,384)
Income before taxes		1,178,929		1,548,235		1,342,102
Provisions for taxes		(656,568)		(498,766)		(544,692)
Net income		522,361		1,049,469		797,410
Other Operating Data (Unaudited):
Operating margin(6)		41.9%		43.7%		42.7%
Net margin(7)		18.8%		33.1%		25.5%

(1)	Constant pesos as of December 31, 2007.

(2)	Nominal pesos.

(3)	We are required to pay ITA a technical assistance fee based on the technical assistance agreement. This fee is described in “—Operating Costs -Technical Assistance Fee and Government Concession Fee”.

(4)	Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder’s gross annual revenues from the use of public domain assets pursuant to the terms of its concession. This fee is described in “—Operating Costs -Technical Assistance Fee and Government Concession Fee”.

(5)	Non-ordinary items refers to restructuring and contract termination fees and loss on natural disasters.

(6)	Operating income divided by total revenues, expressed as a percentage.

(7)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2009 compared to the year ended December 31, 2008
Revenues
Total consolidated revenues for 2009 were Ps. 3,131.2 million, 1.2% lower than the Ps. 3,168.7 million recorded in 2008. The decrease in total revenues resulted from a decrease in revenues from aeronautical services, which was partially offset by an increase in revenues from non-aeronautical services, as described below. Total revenues per workload unit increased 12.5% from Ps. 174.0 in 2008 to Ps. 195.8 in 2009 due to a 12.1% decrease in workload units from 18.2 million in 2008 to 16.0 million in 2009 and relatively stable overall revenues.
Our consolidated revenues from aeronautical services, net of rebates, decreased 2.8% to Ps. 2,042.6 million in 2009 from Ps. 2,101.9 million in 2008, due primarily to the 12.5% decrease in passenger volume. Revenues from passenger charges decreased 1.0% to Ps. 1,616.5 million in 2009 (79.1% of our aeronautical revenues during the period) from Ps. 1,633.2 million in 2008 (77.7% of our aeronautical revenues during the period), principally because of a decrease in passenger volume, partially offset by an increase in rates that was approved in the first quarter of 2009 and took effect in the third quarter of 2009. Aeronautical revenues per workload unit increased 10.6% from Ps. 115.4 in 2008 to Ps. 127.7 in 2009, principally because of the decreased passenger volume.
Revenues from non-aeronautical services increased 2.0% to Ps. 1,088.6 million in 2009 from Ps. 1,066.8 million in 2008. The primary factors influencing the change in non-aeronautical revenue from 2008 to 2009 were an increase in commercial revenues because of increases in the demand for commercial services, in part due to the devaluation in the peso as compared to the dollar in the first half of 2009, and an improvement in contract terms with our tenants and commercial service operators. These sources of higher revenues more than offset the 12.5% decrease in passenger traffic during this period. These factors led to a 3.1% increase in revenues from duty-free shops, a 7.5% increase in revenues from retail stores and a 3.5% increase in other income, which consisted principally of revenue from tourism services and hotel reservations providers. Increases of 39.7% in car rental companies, 3.0% in revenues from banking and currency exchange services and 0.6% in revenues from ground transportation also contributed to the increase in revenues from non-aeronautical services. Nevertheless, the decreases in passenger traffic led to decreases of 10.9% in advertising revenues, 7.2% in revenues from parking lots, 2.3% in revenues from teleservices and 1.7% in food and beverage revenues. Non-aeronautical revenue per terminal passenger increased 17.2%, from Ps. 59.9 per passenger in 2008 to Ps. 70.2 per passenger in 2009, primarily because of increased utilization by passengers of the commercial services described above and the fluctuation in the peso from September 2008 to March of 2009, which led to higher amounts of revenues in pesos for each dollar paid.
Our revenues from regulated sources in 2009 were Ps. 2,150.5 million, a 2.7% decrease compared to Ps. 2,211.2 million in 2008, mainly due to the decrease in total passenger traffic of 12.5%. During 2009, Ps. 980.7 million of our revenues was derived from non-regulated sources, a 2.4% increase from the Ps. 957.5 million of revenues derived from non-regulated sources in 2008. This increase was primarily due to the 4.2% increase in commercial revenues described above, from Ps. 904.3 million in 2008 to Ps. 941.9 million in 2009.

Revenues by Airport
Aeronautical revenues decreased by 3.6% from Ps. 1,551.8 million in 2008 to Ps. 1,495.2 million in 2009 at the Cancún airport, due to a 11.6% decrease in passenger traffic during the same period. Non-aeronautical revenues increased at Cancún airport by 3.2% from Ps. 898.1 million in 2008 to Ps. 926.6 million in 2009, due principally to an increase in commercial revenues because of increased utilization of commercial services. Revenues decreased by 1.1% from Ps. 2,449.9 million in 2008 to Ps. 2,421.8 million in 2009 at the Cancún airport, largely due to decreased passenger traffic. Revenues per workload unit at the Cancún Airport increased by 11.7% from Ps. 190.9 in 2008 to Ps. 213.3 in 2009, due to a 10.9% decrease in workload units from 12.8 million in 2008 to 11.4 million in 2009.
Aeronautical revenues increased by 4.1% from Ps. 127.6 million in 2008 to Ps. 132.8 million in 2009 at the Mérida airport, due to the increase in rates that was approved in the first quarter of 2009 which was partially offset by a 17.3% decrease in passenger traffic during the same period. Non-aeronautical revenues decreased at Mérida airport by 3.3% from Ps. 51.0 million in 2008 to Ps. 49.3 million in 2009, due principally to a decrease in passenger traffic during the same period and the closure in 2008 of a restaurant operated directly by the airport. Revenues overall increased by 3.5% from Ps. 180.4 million in 2008 to Ps. 186.8 million in 2009 at the Mérida airport, due to the increase in aeronautical revenues which more than offset the decrease in non-aeronautical revenues. Revenues per workload unit at the Mérida Airport increased by 20.3% from Ps. 125.9 in 2008 to Ps. 151.5 in 2009, due to the aforementioned increase in revenues coupled with a 14.0% decrease in workload units from 1.4 million in 2008 to 1.2 million in 2009.
Aeronautical revenues decreased by 17.1% from Ps. 106.5 million in 2008 to Ps. 88.3 million in 2009 at the Villahermosa airport, due to a 20.1% decrease in passenger traffic during the same period which was partially offset by an increase in rates that was approved in the first quarter of 2009. Non-aeronautical revenues decreased at Villahermosa airport by 7.2% from Ps. 33.4 million in 2008 to Ps. 31.0 million in 2009, due principally to decrease in passenger traffic. Revenues decreased by 14.7% from Ps. 139.9 million in 2008 to Ps. 119.3 million in 2009 at the Villahermosa airport, largely due to the decrease in passenger traffic. Revenues per workload unit at the Villahermosa Airport increased by 6.5% from Ps. 140.4 in 2008 to Ps. 149.5 in 2009 due to the aforementioned increase in rates coupled with a 20.0% decrease in workload units, from 1.0 million in 2008 to 0.8 million in 2009.
Aeronautical revenues at our other six airports increased by 3.3% from Ps. 316.0 million in 2008 to Ps. 326.3 million in 2009, due to an increase in rates that was approved in the first quarter of 2009, which offset an 11.5% decrease in passenger traffic during the same period. Non-aeronautical revenues decreased by 3.1% from Ps. 84.3 million in 2008 to Ps. 81.7 million in 2009, due principally to a decrease in passenger traffic. Revenues increased by 17.0% from Ps. 415.2 million in 2008 to Ps. 485.9 million in 2009 at the other six airports, due to the increase in rates in 2009 and a decrease in passenger traffic. Revenues per workload unit at our other six airports increased by 32.4% from Ps. 140.8 in 2008 to Ps. 186.4 in 2009 due to the aforementioned increase in revenues as well as a reduction in workload units from 2.9 million in 2008 to 2.6 million in 2009.
Revenues from our parent holding company and our administrative services companies decreased 48.6% from Ps. 1,560.2 million in 2008 to Ps. 801.9 million in 2009, due to a reduction in payments by our operating subsidiaries under intercompany agreements related to administrative services such as trademark and license royalties and costs associated with negotiating tariff agreements, which decreased by Ps. 766 million in 2009.

Operating Expenses
Total operating expenses were Ps. 1,793.9 million in 2009, a 0.5% increase from the Ps. 1,785.0 million recorded in 2008, primarily as a result of a 4.7% increase in depreciation and amortization and a 6.7% increase in general and administrative expenses, as described below. These factors more than offset a 2.7% decrease in cost of services and small decreases in the technical assistance fee and the government concession fee as described below. As a percentage of total revenues, operating expenses increased to 57.3% of total revenues in 2009 from 56.3% of total revenues in 2008. Operating costs per workload unit increased 14.5%, from Ps. 98.0 per workload unit in 2008 to Ps. 112.2 per workload unit in 2009, primarily because of the effects of fixed costs combined with a 12.5% decrease in passenger traffic during the same period and a 12.1% decrease in workload units from 18.2 million in 2008 to 16.0 million in 2009.
Cost of services decreased 2.7% to Ps. 788.6 million in 2009 from Ps. 810.1 million in 2008. The decrease was principally due to increased personnel costs related to our personnel reorganization which occurred in the second quarter of 2008, and a decrease in utility costs resulting from the implementation of an energy-saving program, which more than offset an increase in other costs related to the cancellation of certain new projects and increases in rates for sub-contracted cleaning and security services. Nevertheless, our cost of services per workload unit increased from Ps. 44.5 in 2008 to Ps. 49.3 in 2009 because of a high proportion of fixed costs (which do not vary with workload units) coupled with a 12.1% decrease in workload units from 18.2 million in 2008 to 16.0 million in 2009.
General and administrative expenses increased 6.7% to Ps. 121.7 million in 2009 from Ps. 114.1 million in 2008. This increase was primarily attributable to reassignment of employees from certain operating areas to corporate.
Technical assistance fees decreased by 1.0% to Ps. 103.5 million in 2009 from Ps. 104.5 million in 2008, and concession fees decreased by 2.7% to Ps. 150.6 million in 2009 from Ps. 154.8 million in 2008. The technical assistance fees decreased in 2009 due to the corresponding decrease in our consolidated earnings before comprehensive financing costs, income taxes, and depreciation and amortization, which is the basis used to determine the technical assistance fees. The decrease in government concession fees was primarily the result of decreased revenues.
Depreciation and amortization costs increased by 4.7% to Ps. 629.5 million in 2009 from Ps. 601.5 million in 2008. This increase was principally due to the depreciation of new investments in fixed assets and improvements made to concession assets.
Operating Expenses by Airport
Operating expenses for Cancún Airport were Ps. 1,388.7 million in 2009, a 33.7% decrease from the Ps. 2,093.7 million recorded in 2008, primarily because Cancún Airport incurred significant expenses in 2008 under an intercompany agreement with our holding company to negotiate our tariffs and our master development plan, which expenses did not recur in 2009. The costs to Cancún Airport arising from the intercompany agreements decreased from Ps. 1,148.3 million in 2008 to Ps. 467.3 million in 2009. Operating expenses per workload unit for Cancún Airport were Ps. 122.3 in 2009, a 25.0% decrease from the Ps. 163.1 recorded in 2008.

Operating expenses for Mérida Airport were Ps. 160.9 million in 2009, a 9.5% decrease from the Ps. 177.9 million recorded in 2008, primarily as a result of a 81.8% decrease in the amounts payable in 2009 to our holding company and service subsidiaries pursuant to intercompany agreements. Operating expenses per workload unit for Mérida Airport were Ps. 130.5 in 2009, a 5.1% increase from the Ps. 124.2 recorded in 2008.
Operating expenses for Villahermosa Airport were Ps. 108.3 million in 2009, a 3.6% decrease from the Ps. 112.3 million recorded in 2008, primarily as a result of a 82.0% decrease in the amounts payable in 2009 to our holding company and service subsidiaries pursuant to intercompany agreements. Operating expenses per workload unit for Villahermosa Airport were Ps. 135.7 in 2009, a 20.4% increase from the Ps. 112.7 recorded in 2008.
Operating expenses for our six other airports were Ps. 416.3 million in 2009, a 2.4% decrease from the Ps. 426.5 million recorded in 2008, primarily as a result of a 80.0% decrease in the amounts payable in 2009 to our holding company and service subsidiaries pursuant to intercompany agreements. Operating expenses per workload unit for our other six airports were Ps. 159.7 in 2009, a 10.4% increase from the Ps. 144.6 recorded in 2008.
Operating expenses for our parent holding company and our administrative services companies were Ps. 604.1 million in 2009, a 9.5% increase from the Ps. 551.5 million recorded in 2008 principally due to the reassignment of employees from certain operating areas to corporate.
Operating Income
Operating income decreased 3.4% to Ps. 1,337.3 million in 2009 from Ps. 1,383.7 million in 2008. This decrease in operating income was primarily a result of the 1.2% decrease in revenues due to falling passenger traffic and an increase in total operating expenses of 0.5% due to increased depreciation and amortization costs and increased general and administrative expenses.
Operating Income by Airport
Operating income for Cancún Airport increased by 190.0% to Ps. 1,033.1 million in 2009 from Ps. 356.2 million in 2008 primarily because of the absence of the non-recurring expenses described above and higher non-aeronautical revenue per workload unit as described above, which more than offset a decrease in revenues resulting from lower passenger traffic. Operating income per workload unit at Cancún Airport increased 227.3%.
Operating income for Mérida Airport increased by 936.0% to Ps. 25.9 million in 2009 from Ps. 2.5 million in 2008 primarily because of a significant decrease in the amounts payable in 2009 to our holding company and service subsidiaries pursuant to the intercompany agreements. Operating income per workload unit at Mérida Airport increased 1,135.3%.

Operating income for Villahermosa Airport decreased by 60.1% to Ps. 11.0 million in 2009 from Ps. 27.6 million in 2008 primarily because of the 20.1% decrease in passenger traffic which was partially offset by a decrease in payments under the intercompany agreements related license royalties. Operating income per workload unit at Villahermosa Airport decreased 50.2%.
Operating income for our six other airports increased by 715.9% to Ps. 69.6 million in 2009 from an operating loss of Ps. 11.3 million in 2008 primarily because of an increase in revenues due to a rate increase that was approved in the first quarter of 2009 and a 80.0% decrease in the amounts payable in 2009 to our holding company and service subsidiaries pursuant to intercompany agreements. Operating income per workload unit at the other six airports decreased 802.6%.
Operating income for our parent holding company and our administrative services companies decreased by 80.4% to Ps. 197.7 million in 2009 from Ps. 1,008.7 million in 2008 primarily based on substantial income received in 2008 for negotiating our tariffs and our master development plan and license royalties pursuant to our intercompany agreements.
Comprehensive Financing Result
Our net comprehensive financing result decreased to income of Ps. 20.2 million in 2009 as compared to income of Ps. 174.3 million in 2008, primarily due to a significant decrease in interest income resulting from a decrease in the annualized interest rate on 28-day Mexican treasury securities from an average of 8.3% in 2008 to 5.9% in 2009 and an increase in foreign exchange losses resulting from the appreciation of the peso against the U.S. dollar.
Income Taxes, Asset Tax and deferred flat rate business tax
In 2009, our current income tax provision decreased because of the decrease in the company’s pre-tax income. Our deferred income tax provision increased because of an increase in taxable income which differs from net income due to timing and other differences arising from the different bases for the recognition of income.
Our current IETU tax provision increased 83.7% in 2009 due mainly to new improvements to concession assets and the collection of trade receivables, and an increase in the tax rate from 16.5% in 2008 to 17% in 2009. Our deferred IETU provision decreased because of the benefit of a flat tax credit that is available for improvements to concession assets and machinery, furniture and equipment made in 2009 but that could not be applied until subsequent years.
Our asset tax provision was nearly flat between 2008 and 2009. The Company submitted a request to the Mexican Ministry of Finance to receive an opinion on whether the Company can retain the right to recover part of the Asset Tax that was paid in prior years. As of April 12, 2010, the Ministry of Finance has refused to issue such an opinion to the company.
Our effective tax rate in 2009 for income tax increased from 23% to 27%, primarily as the result of the changes in our tax provisions discussed above.

Net Income
Net income decreased to Ps. 797.4 million in 2009 from Ps. 1,049.5 million in 2008. This was mainly the result of the decrease in interest income, foreign exchange losses referred to above and the increase in the flat rate business tax.
Results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007
Revenues
Total revenues for 2008 were Ps. 3,168.7 million, 13.7% higher than the Ps. 2,785.9 million recorded in 2007. The increase in total revenues resulted from increases in revenues from aeronautical services and non-aeronautical services due primarily to an increase in passenger traffic and the opening of Cancún Airport’s Terminal 3, as described below. Total revenues per workload unit increased 4.0% from Ps. 167.3 in 2007 to Ps. 174.0 in 2008, principally because of a higher utilization of commercial services by passengers, in large part due to the opening of Terminal 3 at Cancún Airport.
Our revenues from aeronautical services, net of rebates, increased 11.2% to Ps. 2,101.9 million in 2008 from Ps. 1,891.0 million in 2007, due primarily to the 9.3% increase in passenger volume. Revenues from passenger charges increased 12.7% to Ps. 1,633.2 million in 2008 (77.7% of our aeronautical revenues during the period) from Ps. 1,449.8 million in 2007 (76.7% of our aeronautical revenues during the period). Aeronautical revenues per workload unit increased 1.7% from Ps. 113.5 in 2007 to Ps. 115.4 in 2008, principally because of the relative increase of international passenger traffic versus domestic passenger traffic and the relatively higher rates charged for international traffic.
Revenues from non-aeronautical services increased 19.2% to Ps. 1,066.8 million in 2008 from Ps. 894.9 million in 2007. The primary factor influencing the increase in nonaeronautical revenue between 2007 and 2008 were the 9.3% increase in passenger traffic and the opening of Terminal 3 of Cancún airport, which was designed to provide more convenient retail and food service opportunities for travelers and which we believe increased consumption on the part of passengers. In addition, in 2008, the peso devalued as compared to the U.S. dollar. As a result, we believe that international passengers (who mostly pass through Terminal 3 of Cancún airport) found peso-denominated goods and services more attractive, as they were relatively less expensive in U.S. dollar terms, and therefore increased their consumption of these goods and services. These factors, when combined with other factors, led to a 35.0% increase in revenues from duty-free shops, a 10.2% increase in food and beverage revenues, a 23.5% increase in revenues from retail stores and a 24.0% increase in other income, which consisted principally of revenue from tourism services and hotel reservations providers. Increases of 21.7% in advertising revenues, 1.7% in revenues from parking lots, 10.6% in revenues from car rental companies, 27.9% in revenues from banking and currency exchange services, 10.8% in revenues from teleservices, and 20.4% in revenues from ground transportation also contributed to the increase in revenues from non-aeronautical services. Non-aeronautical revenue per terminal passenger increased 8.4%, from Ps. 55.2 per passenger in 2007 to Ps. 59.9 per passenger in 2008 primarily due to the opening of Terminal 3 and the resulting increase of commercial opportunities available to terminal passengers.

Our revenues from regulated sources in 2008 were Ps. 2,211.2 million, an 11.0% increase compared to Ps. 1,991.7 million in 2007, mainly due to the increase in total passenger traffic of 9.3%. During 2008, Ps. 957.5 million of our revenues derived from non-regulated sources, a 20.6% increase from the Ps. 794.1 million of revenues derived from non-regulated sources in 2007. This increase was primarily due to the 21.5% increase in commercial revenues described above, from Ps. 744.5 million in 2007 to Ps. 904.3 million in 2008.
Revenues by Airport
Aeronautical revenues increased by 13.2% from Ps. 1.370.4 million in 2007 to Ps. 1,551.8 million in 2008 at the Cancún airport, due primarily to a 11.5% increase in passenger traffic during the same period. Non-aeronautical revenues increased at Cancún airport by 21.7% from Ps. 737.7 million in 2007 to Ps. 898.1 million in 2008, due principally to the opening of Terminal 3 at Cancún Airport. Revenues increased by 16.2% from Ps. 2,108.1 million in 2007 to Ps. 2,449.9 million in 2008 at the Cancún Airport, due to the increases in aeronautical and non-aeronautical revenues described above. Revenues per workload unit at the Cancún Airport increased by 4.2% from Ps. 183.2 in 2007 to Ps. 190.9 in 2008, due to higher utilization of commercial establishments by international passengers.
Aeronautical revenues increased by 2.5% from Ps. 124.5 million in 2007 to Ps. 127.6 million in 2008 at the Mérida airport, due to an increase in the maximum rate we are allowed to charge passengers at that airport, which more than offset the 1.0% increase in passenger traffic during the same period. Non-aeronautical revenues increased at Mérida airport by 7.1% from Ps. 47.6 million in 2007 to Ps. 51.0 million in 2008, due principally to higher utilization of commercial establishments. Revenues increased by 4.8% from Ps. 172.1 million in 2007 to Ps. 180.4 million in 2008 at the Mérida airport, due to the increases in aeronautical revenues and non-aeronautical revenues described above. Revenues per workload unit at the Mérida Airport increased by 3.1% from Ps. 122.1 in 2007 to Ps. 125.9 in 2008, due to the increase in revenues described above, which more than offset the decrease in passenger traffic.
Aeronautical revenues increased by 17.0% from Ps. 91.0 million in 2007 to Ps. 106.5 million in 2008 at the Villahermosa airport, due to a 12.3% increase in passenger traffic and an increase in the maximum rate we are allowed to charge passengers at that airport during the same period. Non-aeronautical revenues increased at Villahermosa airport by 21.5% from Ps. 27.5 million in 2007 to Ps. 33.4 million in 2008, due principally to higher utilization of commercial establishments. Revenues increased by 6.8% from Ps. 130.7 million in 2007 to Ps. 139.9 million in 2008 at the Villahermosa airport, due to the increases in aeronautical and non-aeronautical revenues described above, which more than offset the absence in 2008 of non-recurring income from intercompany agreements that was recorded in 2007. Revenues per workload unit at the Villahermosa Airport decreased by 5.1% from Ps. 147.9 in 2007 to Ps. 140.4 in 2008, due to increase in passenger traffic and an increase in the maximum rate.

Aeronautical revenues at our other six airports increased by 3.6% from Ps. 305.1 million in 2007 to Ps. 316.0 million in 2008, due to a 3.2% increase in passenger traffic during the same period and an increase in the maximum rate we are allowed to charge passengers at those airports. Non-aeronautical revenues increased by 2.7% from Ps. 82.1 million in 2007 to Ps. 84.3 million in 2008, due principally to higher utilization of commercial establishments. Other revenues at these six airports decreased from Ps. 155.0 million in 2007 to Ps. 14.9 million in 2008, due largely to a decrease in payments under certain intercompany agreements. Revenues per workload unit at our other six airports decreased by 25.9% from Ps. 189.9 in 2007 to Ps. 140.8 in 2008, due to the decrease in revenues described above.
Revenues from our parent holding company and our administrative services companies increased 134.9% from Ps. 664.1 million in 2007 to Ps. 1,560.2 million in 2008, due to payments by our operating subsidiaries under intercompany agreements related to the negotiation of our master development plan and maximum rates in 2008, as well as certain administrative services.
Operating Expenses
Total operating expenses were Ps. 1,785.0 million in 2008, a 10.2% increase from the Ps. 1,619.7 million recorded in 2007, primarily as a result of an 8.9% increase in cost of services, a 11.2% increase in depreciation and amortization, a 13.7% increase in technical assistance fees, a 11.1% increase in our concession fee and a 9.6% increase in general and administrative expenses. As a percentage of total revenues, operating expenses decreased to 56.3% of total revenues in 2008 from 58.1% of total revenues in 2007. Operating costs per workload unit were almost unchanged from 2007 to 2008 (Ps. 97.2 per workload unit in 2007 vs. Ps. 98.0 per workload units in 2008).
Cost of services increased 8.9% to Ps. 810.1 million in 2008 from Ps. 743.6 million in 2007. The increase was principally due to higher personnel costs related to our personnel reorganization, professional fees resulting from the operation of the checked baggage security system which was installed in 2008 and the opening of Terminal 3, which resulted in increases in energy costs, security costs, insurance premiums, and maintenance expenses. In recent years, our cost of services per workload unit has decreased, from Ps. 44.6 in 2007 to Ps. 44.5 in 2008.
General and administrative expenses increased 9.6% to Ps. 114.1 million in 2008 from Ps. 104.1 million in 2007. This increase was primarily attributable to increased personnel costs related to our personnel reorganization which occurred in the second quarter of 2008.
Technical assistance fees increased by 13.7% to Ps. 104.5 million in 2008 from Ps. 91.9 million in 2007, and concession fees increased by 11.1% to Ps. 154.8 million in 2008 from Ps. 139.3 million in 2007. The technical assistance fees increased in 2008 due to the corresponding increase in our consolidated earnings before comprehensive financing costs, income taxes, and depreciation and amortization, which is the basis used to determine the technical assistance fees. The increase in government concession fees was primarily the result of increased revenues.
Depreciation and amortization costs increased by 11.2% to Ps. 601.5 million in 2008 from Ps. 540.8 million in 2007. This increase was principally due to the depreciation of new investments in fixed assets and improvements made to concession assets.

Operating Expenses by Airport
Operating expenses for Cancún Airport were Ps. 2,093.7 million in 2008, a 45.3% increase from the Ps. 1,440.8 million recorded in 2007, primarily as a result of payments under intercompany agreements related to the negotiation of our master development plan and maximum rates in 2008, as well as certain administrative services. Operating expenses per workload unit for Cancún Airport were Ps. 163.2 in 2008, a 30.3% increase from the Ps. 125.2 recorded in 2007 primarily due to increased costs related to the negotiation of our master development plan and royalties pursuant to the intercompany agreements, as well as expenses related to the new terminal 3.
Operating expenses for Mérida Airport were Ps. 177.9 million in 2008, an 19.2% increase from the Ps. 149.3 million recorded in 2007, primarily as a result of increased personnel costs related to our personnel reorganization which occurred in the second quarter of 2008. Operating expenses per workload unit for Mérida Airport were Ps. 124.2 in 2008, a 17.3% increase from the Ps. 105.9 recorded in 2007, due to the increased operating expenses described above.
Operating expenses for Villahermosa Airport were Ps. 112.3 million in 2008, a 27.6% increase from the Ps. 88.0 million recorded in 2007, primarily as a result of increased personnel costs related to our personnel reorganization which occurred in the second quarter of 2008. Operating expenses per workload unit for Villahermosa Airport were Ps. 112.7 in 2008, a 13.2% increase from the Ps. 99.6 recorded in 2007, due to increased operating expenses described above.
Operating expenses for our six other airports were Ps. 426.5 million in 2008, a 13.4% increase from the Ps. 376.1 million recorded in 2007, primarily as a result of payments under intercompany agreements for license royalties, guarantees and other services entered into in 2008. Operating expenses per workload unit for our other six airports were Ps. 144.6 in 2008, a 9.8% increase from the Ps. 131.7 recorded in 2007, primarily due to increased operating expenses described above.
Operating expenses for our parent holding company and our administrative services companies were Ps. 551.5 million in 2008, a 39.0% increase from the Ps. 396.8 million recorded in 2007, primarily as a result of the operating intercompany agreements entered into in 2008, pursuant to which our holding company is required to provide certain corporate services.
Operating Income
Operating income increased 18.7% to Ps. 1,383.7 million in 2008 from Ps. 1,166.2 million in 2007. This increase in operating income was primarily a result of the 13.7% increase in revenues due to increased passenger traffic and the opening of Cancún Airport’s Terminal 3, which more than offset the increase in total operating expenses of 10.2%.
Operating Income by Airport
Operating income for Cancún Airport decreased by 46.6% to Ps. 356.2 million in 2008 from Ps. 667.3 million in 2007 primarily as a result of intercompany agreements entered into in the third quarter of 2007 with our holding company and our administrative services companies, which, along with increased costs as the result of increased passenger traffic, resulted in 45.9% higher costs in 2008. These increased expenses more than offset the 16.2% increase in revenues during the same period. Operating income per workload unit at Cancún Airport decreased 52.1%, primarily due to the decrease in income referred to above.

Operating income for Mérida Airport decreased by 89.0% to Ps. 2.5 million in 2008 from Ps. 22.8 million in 2007 primarily because of the 18.0% increase in operating costs referred to above, which more than offset the 4.8% increase in revenues. Operating income per workload unit at Mérida Airport decreased 89.5%, primarily due to the decrease in income referred to above.
Operating income for Villahermosa Airport decreased by 35.4% to Ps. 27.6 million in 2008 from Ps. 42.7 million in 2007 primarily because of the 27.2% increase in operating costs referred to above, which more than offset the 7.0% increase in revenues during the same period. Operating income per workload unit at Villahermosa Airport decreased 42.7%, primarily due to the decrease in income referred to above.
Operating income for our six other airports decreased by 106.8% to a loss of Ps. 11.3 million in 2008 from income of Ps. 166.0 million in 2007 primarily because of the decrease in revenues from intercompany agreements and a 12.8% increase in costs, which more than offset the 3.6% increase in aeronautical revenues and 2.7% increase in non-aeronautical revenues. Operating income per workload unit at the other six airports decreased 106.6%, primarily due to the decrease in income referred to above.
Operating income our parent holding company and our administrative services companies increased by 277.4% to Ps. 1,008.7 million in 2008 from Ps. 267.3 million in 2007 primarily because of the 134.9% increase in revenues described above, which more than offset the 39.0% increase in operating costs.
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
Income Taxes, Asset Tax and IETU
Our income tax provision increased from Ps. 145.5 million in 2007 to Ps. 349.6 million in 2008, primarily because in 2007, as a result of certain of these subsidiaries switching from income tax to IETU, we cancelled a net deferred income tax liability of Ps. 150.0 million, which cancellation did not occur again in 2008. In addition, our income before taxes increased from Ps. 1,178.9 million in 2007 to Ps. 1,548.2 million in 2008. Furthermore, as a consequence of the intercompany agreement among our holding company and our subsidiaries, our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., or “GAS”, increased its taxable income and was subject to higher income tax payments. GAS’s current tax provision increased and it does not have any net operating loss carryforwards or significant temporary differences. These factors more than offset the reversal of Ps. 59.0 million of deferred income tax resulting from the discontinuance of inflation accounting for financial reporting purposes but not for tax purposes.

The decrease in our total IETU provision from Ps. 489.1 million in 2007 to Ps. 89.1 million in 2008 resulted from the fact that we established an IETU provision in 2007, in anticipation of the implementation of the IETU beginning on January 1, 2008. As a result of our subsidiary-by-subsidiary review of which companies would be subject to IETU, and which companies would be subject to income tax on a going-forward basis, we determined that virtually all of our subsidiaries except for GAS and our Cancún airport subsidiary would be subject to IETU. We paid IETU in 2008 for the first time, which increased our current IETU, and we increased our provision for deferred IETU as a result of the reduction of a tax credit available for fixed assets acquired from 1998 to August 31, 2007.
Our asset tax provision decreased from Ps. 21.9 million in 2007 to Ps. 60.1 million in 2008 as a result of the replacement of the asset tax with the IETU as of January 1, 2008. Pursuant to the law that established the IETU, the deferred asset tax balance may be recovered through rebates over the following ten years up to 10% each year, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest of the asset tax amounts paid during the three years prior to January 1, 2008. As part of our annual assessment, we reevaluated our deferred tax asset and determined that Ps. 60.1 million would not be recoverable, and registered it as an expense in our income statement.
Our effective tax rate in 2008 increased from 12% to 23%, primarily as the result of the changes in our tax provisions discussed above.
Net Income
Net income increased to Ps. 1,049.5 million in 2008 from Ps. 522.4 million in 2007. This was mainly the result of the decrease in our provision for income taxes because of the elimination of the Asset Tax and the corresponding reduction in our effective tax rate as discussed above in “—Income Taxes, Asset Tax and IETU”, the elimination of losses from monetary position resulting from the fact that we are no longer required to adjust for inflationary effects in accordance with FRS B-10, and the increase in revenues discussed above.
Liquidity and Capital Resources
Sources of Liquidity
Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances. In 2009, 2008 and 2007 we used Ps. 1,884.0 million, Ps. 600.0 million and Ps. 231.2 million, respectively, to pay dividends. At December 31, 2009, we had Ps. 961.4 million in cash and marketable securities. In 2008, we adopted FRS B-2, which requires us to present a statement of cash flows, which classifies cash receipts and payments according to whether they stem from operating, investing or financing activities, and which replaced the statement of changes in financial position. The results of our 2007 operations, financing and investing activities continue to be presented as changes in financial position.

Cash Flows
In 2009, we generated Ps. 1,366.1 million in cash flow from operating activities. Cash flow used in financing activities was Ps. 1,529.7 million, as a result of payment of dividends of Ps. 1,884.0 million and Ps. 191.1 million of tax on dividends paid, offset by a disbursement of 545.5 million in bank loans. Cash flow used in investing activities in 2009 was Ps. 608.5 million, principally for purchases of machinery, furniture, equipment and construction expenses related to the second runway at Cancún Airport.
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
Indebtedness
As of December 31, 2009 we had Ps. 552.3 million in outstanding indebtedness. In May 2009, Aeropuerto de Cancún, S.A. de C.V., our subsidiary that operates the Cancún airport, executed three term credit facilities, consisting of a Ps. 250 million three-year term credit facility from each of IXE Banco, Banco Santander and BBVA Bancomer. The facilities each have 11 equal amortizations of principal, are denominated in pesos, and charge interest at a rate based on the Tasa de Interes Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.75% to 2.00%.
In connection with these loans, we have entered into three interest rate swap agreements to hedge interest rate risk, which is fixed at an annual weighted average of 6.32%. Each of these facilities may be used for general corporate purposes, and we expect to use them to fund capital expenditures related to our master development plans. The holding company, GAS, has guaranteed Cancún Airport’s obligations under each of these facilities.
The following table presents our current contracts for interest rate swaps:

Counterparty	Fair Value(1)(2)		Nominal Amount(1)		Expiration	Fixed Rate

Banco Santander, S.A.	Ps.	1.11	Ps.	250.00	14-May-12	6.37%

BBVA Bancomer, S.A.		1.20		250.00	21-May-12	6.33%

BBVA Bancomer, S.A.		.26		100.00	25-May-12	6.21%

		2.56		600.00

(1)	Millions of pesos

(2)	As of December 31, 2009

Some of these credit facilities require us and our subsidiary to maintain a liquidity ratio of at least 1.25 to 1.00, an interest coverage ratio of at least 5.00 to 1.00, a ratio of liabilities to stated capital of no greater than 0.75 to 1.00, and a ratio of earnings before income, taxes, depreciation and amortization to debt of at least 2.00 to 1.00, or incur more than Ps. 500 million of additional debt. If we fail to comply with these and other covenants, certain facilities restrict our ability to pay dividends to our shareholders. As of April 16, 2010 we were in compliance with those covenants.
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
The following table sets forth our historical investments in the periods indicated.
Capital Expenditures

Year ended December 31,	(thousands of pesos)

2007	665,160	(1)
2008	935,772	(2)
2009	676,665	(2)

(1)	Expressed in constant pesos as of December 31, 2007.

(2)	Expressed in nominal pesos.
We currently intend to fund the investments and working capital required by our business strategy through cash flow from operations and from the indebtedness described above.
Critical Accounting Policies
The preparation of our financial statements requires that we make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses generated during the reporting period. There can be no assurance that actual results will not differ from those estimates and assumptions. The impact and any associated risks related to such policies on our business operations are addressed where such policies affect our reported and expected financial results throughout our discussion of our results of operations. Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment. Our most critical accounting policies are described briefly below. For a detailed discussion of the application of these and other accounting policies, see Notes 2 and 19 of our financial statements.

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
Deferred Income Tax, Employees’ Statutory Profit Sharing, IETU, Asset Tax and Dividend Tax
Our income tax expense, asset tax, IETU and operating costs associated with employees’ statutory profit sharing are comprised of current expenses and deferred expenses. Deferred income tax, asset tax and IETU represent the tax effects of temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our airport concessions, rights to use airport facilities and from non-balance sheet items such as tax loss carry-forwards and credits. Deferred employees’ statutory profit sharing, while not a tax asset or liability, is calculated in a similar manner. These temporary differences and tax loss carry-forwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding difference between the beginning and year-end balances of the recognized deferred tax assets and liabilities is recorded in earnings. Asset tax is a minimum tax that is calculated as 1.25% of the average tax value of virtually all of our assets. In 2007, we were subject to the asset tax, which may be recovered through deductions over the following ten years of up to 10% each year of the total asset tax credit carry-forward at December 31, 2007, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three previous years. The asset tax carry-forward may be adjusted for changes in the National Consumer Price Index. The asset tax was eliminated in 2008 in favor of the IETU.

Deferred income and IETU assets, deferred employees’ statutory profit sharing assets, dividend tax and recoverable asset tax are not subject to valuation allowances if we estimate that it is more likely than not that the assets will be realized. We have analyzed each airport on an individual basis and have recognized valuation allowances against the respective deferred tax assets for some of our airport subsidiaries where the level of taxable income necessary to support the recoverability of such assets is not expected in the near future. We have not recognized valuation allowances against tax loss carry-forwards generated by our other airport subsidiaries, whereby taxable profits are expected, because each is taxed on an individual basis and under current tax law these tax carry-forwards can be carried forward through the term of the airport concessions or a period of ten years. As our airport concessions expire in 2048, significant management judgment is applied in the determination of the tax projections. Such tax projections take into consideration a number of factors, including the number of passengers we anticipate in our airports, future operation rates, operation costs, and inflation. There can be no assurance that actual results will be as projected.
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
Recently Issued Accounting Standards
During 2009, the Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera, or Mexican Commission for Research and Development of Financial Reporting Standards (“CINIF”) issued certain FRS and certain Interpretations to Financial Reporting Standards (“IFRS”), which became or become effective on January 1, 2010 and 2011, as follows:
•	MFRS B-5 “Financial Information by Segments”. This new standard establishes the general standards for disclosure of financial information by segments, and it allows the user of such information to analyze the entity from the same perspective as management and allows presentation of information by segments consistent with the financial statements. This standard supersedes Statement B-5 Financial Information by Segment, which will be effective until December 31, 2010.
•	MFRS B-9 “Financial Information at Interim Dates”. This new standard establishes standards for determination and submission of financial information at interim dates for external use and where required, submissions of the statements of changes in stockholders’ equity and of cash flows, which statements are not required by Statement B-9 Financial Information at interim dates, effective until December 31, 2010.
•	MFRS C-1 “Cash and cash equivalents”. This new standard establishes standards for accounting treatment and disclosure of cash, restricted cash and available for sale investments. It also introduces new terminology to make it consistent with other MFRS previously issued. This standard supersedes Statement C-1, Cash without effect, which was effective up to December 31, 2009.

•	MFRS 17 “Service concession contracts”. This new standard eliminates the inconsistency between MFRS D-6 Capitalization of the comprehensive financial result and Statement D-7 Contracts for construction and manufacturing of certain equity goods, concerning the accounting treatment of the comprehensive financial result in the event of recognition of an intangible asset during the construction phase for service concession contracts.
We do not believe that any of the foregoing FRS will have a significant impact on our results of operation.
In January 2009, the National Banking and Securities Commission issued certain amendments to the “General Provisions applicable to securities issuers and other participants of the stock market” whereby it incorporated the requirement for public companies to prepare financial statements under International Financial Reporting Standards (IFRS) as issued by the IASB starting with fiscal years beginning on or after January 1, 2012. We have not yet determined whether the adoption of IFRS could have a significant impact on our financial statements. We are currently in the process of transitioning our financial information to IFRS, and we expect to present our first financial statements under IFRS as issued by the IASB for the fiscal year starting on January 1, 2011.
Differences between Mexican FRS and U.S. GAAP
Our financial statements are prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP. See Note 19 to our financial statements.
The principal differences between Mexican FRS and U.S. GAAP as they relate to us are the treatment of the investments in our concessions and rights to use airport facilities and the related effect on deferred income taxes, the treatment of fees from leasehold agreements, impairment reversals and write-offs of asset tax recoverables. Each of these differences affects both net income and stockholders’ equity. See Note 19 to our financial statements for a discussion of these differences and the effect on our results of operation.
Off-balance sheet arrangements
We are not party to any off-balance sheet arrangements, nor have we been involved in any such transactions in the past.

Tabular disclosure of contractual obligations
The following table summarizes our material contractual obligations as of December 31, 2009.

	Payments due by period
	(millions of nominal pesos)
			Less than 1						More than 5
Contractual Obligations	Total		year		1-3 years		3-5 years		years
Master Development Plans(1)	Ps.	7,231.9	Ps.	1,574.6	Ps.	2,218.7	Ps.	1,241.5	Ps.	2,197.1
Technical Assistance Agreement(2)		272.8		136.8		68.0		68.0		—
Bank Loans		545.5		218.2		327.3
Operating Lease		16.8		3.1		6.2		6.2		1.3
Concession Fees(3)

Total	Ps.	8,067.0	Ps.	1,932.7	Ps.	2,620.2	Ps.	1,315.7	Ps.	2,198.4

(1)	As of December 31, 2009, based on the Mexican Construction Price Index. The master development plans, which contain the investment commitments for our airports have been approved for each year through December 31, 2013. The plans also contain indicative investments for calendar years 2014 through 2023, but these amounts are not binding on us.

(2)	Reflects fixed minimum amount due under the Technical Assistance Agreement. Actual amount to be paid in any year may be higher because technical assistance fees are calculated as the greater of a fixed dollar amount (subject to certain adjustments) and 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican FRS and calculated prior to deducting the technical assistance fee).

(3)	Actual amount to be paid in any year is calculated as the greater of U.S.$2.0 million adjusted annually for inflation against the U.S. consumer price index, or 5% of gross annual revenues.
Item 6. Directors, Senior Management and Employees
Directors
Our board of directors is responsible for the management of our business. Pursuant to our bylaws, the board of directors must consist of an uneven number of directors determined at an ordinary general meeting of stockholders and is required to have at least seven, but not more than twenty-one, members. Currently, the board of directors consists of seven directors, each of whom is elected or ratified at the annual stockholders’ meeting for a term of one year or until a successor has been appointed.
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

The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name	Title	Director Since

Fernando Chico Pardo(1)	Director and Chairman (also Chief Executive Officer)	April 28, 2005
Ricardo Guajardo Touché(3)	Director	February 28, 2001
Francisco Garza Zambrano(3)	Director	February 28, 2001
Guillermo Ortiz Martínez(3)	Director	April 26, 2010
Roberto Servitje Sendra(3)	Director	April 25, 2008
Luis Chico Pardo	Director	April 25, 2008
Rasmus Christiansen(2)	Director	April 27, 2007

(1)	Elected by ITA as holder of Series BB shares, with Federico Chávez Peón Mijares as Alternate.

(2)	Elected by ITA as holder of Series BB shares, with Mikael Sjørslev as Alternate.

(3)	Independent Director.
Fernando Chico Pardo. Mr. Chico Pardo is a member of our board of directors, Chairman of the Board since April 28, 2005 and our Chief Executive Officer since January 19, 2007. He is the founder and President of Promecap, S.C. since 1997. Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil, S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York) and the Latin America Representative for Mocatta Metals Corporation and the Mexico Representative for Standard Chartered Bank (London). Mr. Chico Pardo is a member of the board of directors of, among others, Financiero BBVA Bancomer, Grupo Carso, Sanborns Hermanos, Sears Roebuck de Mexico and Grupo Posadas. He is 58 years old. Mr. Chico Pardo was appointed by ITA.
Ricardo Guajardo Touché. Mr. Guajardo is a member of our board of directors. He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and General Director of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and General Director of Grupo Vamsa since 1989. He is presently a member of the board of directors of Grupo Bimbo and Almacenes Coppel, and has served on the board of directors of Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), Fomento Economico Mexicano (FEMSA), Grupo Valores de Monterrey (VAMSA), Transportacion Maritima Mexicana (TMM), Alfa and El Puerto de Liverpool. He is 62 years old. Mr. Guajardo is an independent director.
Francisco Garza Zambrano. Mr. Garza is a member of our board of directors and he has served as President of Cementos Mexicanos of Norteamerica y Trading (his current position), as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos E.U.A. He was formerly on the board of directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Camara Nacional del Cemento (CANACEM), Club Industrial, A.C. and Fundacion Mexicana para la Salud. He is 55 years old. Mr. Garza is an independent director.

Guillermo Ortiz Martínez. Mr. Martínez is a member of our board of directors and is a member of the Audit Committee. Previously, Mr. Martínez was Governor of the Bank of Mexico for two terms, from the 1st of January 1998 to the 31st of December 2003, and from the 1st of January 2004 to the 31st of December 2009. Between December 1994 and December 1997, he was Mexico’s Public Finance Minister. Previously, Dr. Ortiz briefly held the position of Minister for Communications and Transport, in December 1994 at the start of the administration of former president, Dr. Ernesto Zedillo. Dr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994. Prior to that, between 1984 and 1988, he occupied the post of Executive Director of the International Monetary Fund (IMF). From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research. Dr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry. Mr. Martínez is currently employed as Chairman of the Bank for International Settlements based in Basel, Switzerland. He is 62 years old. Mr. Martínez is an independent director.
Roberto Servitje Sendra. Mr. Servitje is a member of our board of directors. He has been the Deputy Chief Executive Officer of Grupo Bimbo (1969), as well as the company’s Chief Executive Officer (1978) and the Executive President (1990). He is currently Chairman of the Grupo Bimbo’s board of directors (since 1994). He is also currently a member of the board of directors of FEMSA, as well as of the advisory boards of Chrysler Mexico, Grupo Altex, the School of Banking and Commerce and the Hermann International Memorial. He is 82 years old. Mr. Servitje is an independent director.
Luis Chico Pardo. Mr. Chico is a member of our board of directors. He has held positions as an Economist at the Bank of Mexico, as the Manager of the International Division at the Bank of Mexico, as the General Coordinator of the Credit Department at the Mexican Ministry of Finance, as Chief Executive Officer of Banco Mexicano, as Executive Vice-President of Banco Mexicano Somex, and as Chief Executive Officer of Banco B.C.H. He is currently a member of the board of directors of the venture capital investment firm Promecap. Mr. Chico Pardo is 70 years old.
Rasmus Christiansen. Mr. Christiansen is a member of our board of directors and currently serves as Chief Executive Officer of Copenhagen Airports International A/S. Previously, Mr. Christiansen served as Vice President of Copenhagen Airports International A/S, Director, Development & Acquisitions of Copenhagen Airports International A/S, Director and owner of an import/export company in Hungary, Vice President of Dolce International, International Hotel Development & Operations, Chief Executive Officer of Scanticon Conference Center, Aarhus and Director of Sales of Scanticon Conference Center, Aarhus. He is 58 years old.
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

The following table lists our executive officers, their current position and their year of appointment as an executive officer:

Name	Principal Occupation	Executive Officer since
Fernando Chico Pardo*	Chief Executive Officer	January 19, 2007
Adolfo Castro Rivas*	Director of Finance (Chief Financial Officer)	January 24, 2000
Carlos Trueba Coll	Director of Cancún Airport	March 1, 2010
Hector Navarrete Muñoz	Regional Director of Operations	January 15, 2003
Claudio Gongora Morales	General Counsel	April 19, 1999
Manuel Gutierrez Sola	Chief Commercial Officer	August 7, 2003
Agustín Arrelano Rodríguez	Director of Infrastructure and Regulation	February 1, 2010

*	Appointed by ITA, as holder of Series BB shares.
Fernando Chico Pardo. Mr. Chico Pardo is a member of our board of directors, Chairman of the Board since April 28, 2005 and our Chief Executive Officer since January 19, 2007. He is the founder and President of Promecap, S.C. since 1997. Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil, S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York) and the Latin America Representative for Mocatta Metals Corporation and the Mexico Representative for Standard Chartered Bank (London). Mr. Chico Pardo is a member of the board of directors of, among others, Financiero BBVA Bancomer, Grupo Carso, Sanborns Hermanos, Sears Roebuck de Mexico and Grupo Posadas. He is 58 years old. Mr. Chico Pardo was appointed by ITA.
Adolfo Castro Rivas. Mr. Castro has been our Director of Finance since January 2000. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. and an auditor and consultant with Coopers & Lybrand. He is 46 years old.
Carlos Trueba Coll. Mr. Trueba has been the Director of Cancún International Airport since March 1, 2010. Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004), He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares. He is 47 years old.
Hector Navarrete Muñoz. Mr. Navarrete is the Regional Director of Airports. Previously, Mr. Navarrete was the Administrator of the Mérida International Airport, Director of the Board of Culture and Tourism of the State of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security. He is 53 years old.
Claudio Gongora Morales. Mr. Gongora has been General Counsel since April 25, 2001. Previously, he was Sub-Director of ASUR (starting on April 19, 1999). Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compania Exploradora del Istmo, S.A. de C.V. He has been Legal Sub-Director of Comision de Fomento Minero, Legal Chief Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 58 years old.

Manuel Gutierrez Sola. Mr. Gutierrez has been our Chief Commercial Officer since August 7, 2003. Previously, since October 31, 2002, Mr. Gutierrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of ASUR’s commercial strategy. Before that, he was our Concessions Manager since December 2000. Prior to joining ASUR, Mr. Gutierrez was Chief Operations Officer of G. Accion S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V. He is 47 years old.
Agustín Arellano Rodríguez. Mr. Arellano was appointed as our Chief Infrastructure and Regulations Officer in January 2010. Prior to joining ASUR, Mr. Arellano held a series of positions within the Mexican Air Traffic Control Service, SENEAM, including Technical Director and General Director. He has also been a member of the Boards of Directors of Aeropuertos y Servicios Auxiliares, the Mexican state-owned airport operator and Mexico City International Airport. He is 54 years old.
Share Ownership of Directors and Senior Management
With the exception of Fernando Chico Pardo (see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”), Luis Chico Pardo and Francisco Garza Zambrano, directors and senior management do not own shares of ASUR. There are no compensation arrangements under which employees may acquire capital of ASUR.
Compensation of Directors and Senior Management
Directors received Ps. 7.40 million in aggregate compensation for the year ended December 31, 2009. We paid an aggregate amount of approximately Ps. 23.76 million for the services of our executive officers, which included payments to Promecap, S.C. to pay for the services of Fernando Chico Pardo.
No amount has been set aside by ASUR or its subsidiaries for pension, retirement or similar benefits.
Committees
Our bylaws provide for four committees to assist the board of directors with the management of our business: an Operating Committee, an Audit Committee, an Acquisitions and Contracts Committee and a Nominations and Compensation Committee.
The Operating Committee, which is composed of four members, is responsible for proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development plans of our subsidiary concession holders, our dividend policy and investments of less than U.S.$2 million that are not provided for in our annual budget. The board of directors appoints all the members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint two of the committee members and to appoint the chairman, who has a deciding vote in case of a tie. The consent of the Series BB directors is also required to select the members of the Operating Committee that are not members of our board or officers of our company. The current members of the Operating Committee are Fernando Chico Pardo (Chairman), Rasmus Christiansen, Ricardo Guajardo Touché and Luis Chico Pardo. A secretary has also been appointed who is not a member of the committee.

The Audit Committee must be composed of at least three members, all of whom must be independent, and is responsible for supervising the management and conduct of our business, monitoring the activities of our board of directors, our officers and the officers of our subsidiaries for compliance with the bylaws and applicable law, as well as coordinating internal auditing activities. With respect to financial reporting and auditing matters, the Audit Committee reviews financial data, ensures compliance with the professional code of conduct and has oversight of our internal auditing and controls system, as well as the performance of our external auditors. The Audit Committee is also responsible for monitoring transactions with affiliates, including ITA and its stockholders. In addition to the specific duties and authorities set forth under our bylaws and the Securities Market Law for the Audit Committee, the Audit Committee also has the authority and duties of the Corporate Practices Committee under the Securities Market Law. Our bylaws provide that the board of directors shall determine the number of members of the Audit Committee, which is required to comprise solely independent directors. All members of the Audit Committee must meet the applicable independence criteria set forth under the Sarbanes-Oxley Act of 2002 and the rules issued thereunder by the U.S. Securities and Exchange Commission. The president of the Audit Committee is elected by a vote at the shareholders meeting, as is a secretary, who is not required to be a committee member. The committee also appoints among its members a special delegate who may not be a person appointed by the holders of Series BB shares nor be related to the committee members. The special delegate is charged with ensuring that ITA complies with its obligations under the technical assistance agreement it has with us. The current members of the Audit Committee are Ricardo Guajardo Touché (Chairman), Francisco Garza Zambrano and Guillermo Ortiz Martínez (who we expect will be confirmed as Audit Committee financial expert by the board of directors on June 1, 2010). A secretary has also been appointed who is not a member of the committee.
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
Employees
The following table sets forth the number of employees in various positions as of the end of 2007, 2008 and 2009.

	As of December 31,	As of December 31,	As of December 31,
	2007	2008	2009
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	84	73	122
Cancún Airport	210	213	158
Cozumel Airport	21	25	25
Huatulco Airport	19	19	20
Mérida Airport	47	48	48
Minatitlán Airport	19	19	19
Oaxaca Airport	24	23	21
Tapachula Airport	23	24	23
Veracruz Airport	26	27	27
Villahermosa Airport	24	28	28

Total Administrative Employees	497	499	491

Unionized Employees(2)
Cancún Airport	122	121	120
Cozumel Airport	25	35	36
Huatulco Airport	19	19	20
Mérida Airport	45	45	45
Minatitlán Airport	16	16	16
Oaxaca Airport	21	22	22
Tapachula Airport	16	24	24
Veracruz Airport	27	27	27
Villahermosa Airport	29	29	29

Total Union Employees	320	338	339

(1)	In April 2008, we transferred all of the non-unionized administrative employees employed by our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary.

(2)	In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V., a wholly-owned subsidiary.

As of December 31, 2007, 2008 and 2009, we had approximately 817, 837 and 830 employees, respectively. The number of administrative employees at Servicios Aeroportuarios del Sureste S. A. de C.V. and Cancún Airport, increased by 49 and declined by 55 employees, respectively, and was primarily attributable to the reassignment of 50 employees from certain operating areas to corporate in 2009.
In addition, services relating to commercial operations, cargo, baggage screening and certain airport operations are provided by third parties, using their own personnel. As of December 31, 2009 there were approximately 119 employees providing such services. A significant portion of the services rendered in our airports is provided by personnel employed by third parties.
Approximately 40.8% of our employees on December 31, 2009 were members of labor unions.
In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V, and we transferred all of our non-unionized employees from our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V. RH ASUR, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V. are wholly-owned subsidiaries that provide us with administrative and personnel services.
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

In connection with the tender offers, on June 18, 2007, ITA, through Bancomext, notified ASUR of its decision to convert 22,050,000 Series BB shares into 22,050,000 Series B shares. ASUR was informed that these shares were transferred to Agrupación Aeroportuaria Internacional, S.A. de C.V. (now known as, Servicios de Estrategia Patrimonial, S.A. de C.V.), an entity owned and controlled by Mr. Chico Pardo, as a result of a de-merger agreement between Mr. Chico Pardo and Copenhagen Airports.
Capital Stock Structure
The following table sets forth the current ownership of outstanding shares as of May 28, 2010, to the extent of our knowledge.

			Percentage of total
	Number of Shares		share capital
Identity of stockholder	B Shares	BB Shares	B Shares(3)	BB Shares
Agrupación Aeroportuaria Internacional II, S.A. de C.V.(2)(6)	54,124,587	—	18.04%	—
ITA, through Bancomext(1) (2)(3)(4)(7)	—	22,950,000	—	7.65%
Servicios de Estrategia Patrimonial, S.A. de C.V.(1)(2)(4)(5)	22,050,000	—	7.35%	—
Macquarie Airports,through JMEX B.V.(7) (8)(9)	24,132,810	—	8.04%	—
The Bank of Nova Scotia(7)(9)	23,841,418	—	7.95%	—
Aberdeen Asset Management(10)	75,673,260	—	25.22%	—
Other Public	77,227,925	—	25.74%	—

(1)	Pursuant to the Share Registry Book of ASUR, the shareholders that formally appear registered as such are (a) Indeval, as depositary of 255,000,000 Series B shares, (b) Bancomext, as holder of 22,050,000 Series B shares, and (c) Bancomext, as holder of 22,950,000 Series BB shares.

(2)	Our CEO Fernando Chico Pardo owns, directly or indirectly, (a) 51% of ITA, (b) 100% of Servicios de Estrategia Patrimonial, S.A. de C.V. (formerly known as, Agrupación Aeroportuaria Internacional, S.A. de C.V.), and (c) 100% of Agrupación Aeroportuaria Internacional II, S.A. de C.V.

(3)	Copenhagen Airports owns 49% of the capital stock of ITA.

(4)	On June 18, 2007, Bancomext, as trustee of the trust created under Trust Agreement dated December 18, 1998 and holder of 45,000,000 Series BB shares, informed ASUR of its decision to convert 22,050,000 Series BB shares into 22,050,000 Series B shares.

(5)	On July 25, 2007, ITA, as beneficiary of the trust created under Trust Agreement dated December 18, 1998 and holder of 45,000,000 Series BB shares, instructed Bancomext to release from the trust and physically deliver to Agrupación Aeroportuaria Internacional, S.A. de C.V. (following a name change, now known as Servicios de Estrategia Patrimonial, S.A. de C.V.) 22,050,000 Series B shares.

(6)	Based on information contained in public reports, from June 2, 2008 until July 3, 2008, Agrupación Aeroportuaria Internacional II, S.A. de C.V., a company indirectly controlled and owned by Fernando Chico Pardo purchased 2,973,052 Series “B” shares, which represent 0.99% of our outstanding capital stock.

(7)	Macquairie Airports indirectly holds 53.7% of the equity of Copenhagen Airports.

(8)	On August 19, 2008, Macquairie Airports disclosed that its subsidiary JMEX B.V. had acquired 15,519,950 Series “B” Shares, which represent 5.17% of ASUR’s outstanding capital stock, consisting of 2,914,900 Series “B” shares and 1,010,645 ADSs (representing an aggregate of 10,106,450 Series “B” shares) that were acquired pursuant to a non-discretionary stock purchase program and 92,600 Series “B” shares and 240,600 ADSs (representing an aggregate of 2,406,000 Series “B” shares) that were acquired in open market transactions. To our knowledge, and based on information contained in public reports, from August 19, 2008 until December 22, 2008, Macquairie Airports acquired through its subsidiary JMEX B.V. an additional 8,612,860 Series “B” shares which represent 2.87% of our outstanding capital stock, consisting of 632,000 Series “B” shares and 798,176 ADSs (representing an aggregate of 7,981,760 Series “B” shares).

(9)	On August 19, 2008, Macquairie Airports disclosed that it had entered into cash-settled equity swaps with Morgan Stanley & Co. International PLC and/or Morgan Stanley Capital Services, Inc. giving it economic exposure to 23,841,418 Series “B” shares, or 7.95% of our outstanding capital stock. Effective December 22, 2008, Macquairie Airports terminated the swaps with Morgan Stanley & Co. International plc and/or Morgan Stanley Capital Services, Inc and entered into a new cash-settled equity swap with The Bank of Nova Scotia as counterparty. The Nova Scotia swap represents economic exposure to 23,841,418 Series “B” shares, or 7.95% of our outstanding capital stock. Based on information contained in public reports, Macquaire Airports is not permitted to exercise any voting, investment or dispositive control in respect of these shares.

(10)	Composed of 7,567,326 ADSs. Based on information contained in public reports, Aberdeen Asset Management has the sole power to vote or direct the vote of 6,143,538 ADSs (representing 61,435,380 Series “B” shares) and has the sole power to dispose or direct the disposition of 1,423,788 ADSs (representing 14,237,880 Series “B” shares).

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

RELATED PARTY TRANSACTIONS
General
As of December 31, 2008 and 2009, the accounts pending payment with related parties are as follows:

	Year Ended December 31,
	2008		2009
	(millions of nominal pesos)
Accounts Receivable:
Compañía Méxicana de Aviación, S. A. de C. V. (1)	Ps.	34.3	Ps.	37.0

Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S. A. de C. V.(2)		(23.4)		(23.4)
Promecap, S. C.(1)		(0.6)		(0.5)
Lava Tap de Chiapas, S. A. de C. V.(1)		(0.3)		(0.3)
Telefonos de México, S. A. de C. V.(1)		(0.1)		(0.02)

Total Accounts Payable		(24.4)		(24.4)

Net Receivable		9.9		12.7

(1)	Key management personnel

(2)	Shareholder
During the years ending December 31, 2007, 2008 and 2009, the following transaction with related parties were carried out.

	Year Ended December 31,
	2007(1)		2008(2)		2009(2)
	(millions of pesos)
Revenues from airport services	Ps.	198.8	Ps.	159.0	Ps.	133.1
Technical assistance		(91.9)		(104.5)		(103.5)
Administrative services		(5.8)		(5.2)		(6.4)
Leases		(2.5)		(2.7)		(3.2)
Telephone services and network connections		(5.7)		(7.0)		(3.8)
Cleaning services		(5.3)		(10.2)		(9.7)
Investment (transport equipment)		—		—		(6.4)
Others		(3.0)		(4.4)		(2.5)

(1)	Constant pesos as of December 31, 2007.

(2)	Nominal pesos.
Arrangements with ITA
The rules for the sale of the Series BB shares required ITA, ASUR and the Ministry of Communications and Transportation to enter into a participation agreement, which established the framework for the option agreement, the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.
Pursuant to the technical assistance agreement and the participation agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us. These agreements entitle ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our board of directors. These agreements also grant us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The technical assistance agreement has a fifteen-year term and is automatically renewed for additional five-year terms, unless one party provides notice of its intent not to renew within a specified period. We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2 million, adjusted for U.S. inflation, or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican FRS and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in “Item 6. Directors, Senior Management and Employees—Committees.” In 2005, 2006, 2007, 2008 and 2009 we recognized expenses of U.S.$6.2 million, U.S.$6.6 million, U.S.$8.4 million, U.S.$7.6 million and U.S.$8.0, respectively, pursuant to the technical assistance agreement plus additional expenses of approximately U.S.$0.2 million, U.S.$0.1 million, U.S.$0.1 million, U.S.$0.2 million and U.S.$0.3, respectively.
Arrangements with Entities Controlled by Fernando Chico Pardo
In February 2007 we entered into a contract with Promecap, S.C. under which we retained the services of Fernando Chico Pardo as our Chief Executive Officer in exchange for a monthly fee equal to U.S.$37,804.
We also rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.
Compensation to Directors and Officers
In 2008 we provided Ps. 20,672 million in compensation to key management personnel and Ps. 4,365 million in Compensation to the Board of Directors and the Committees of the Board of Directors. In 2009 we provided Ps. 23,756 million in compensation to key management personnel and Ps. 7,401 million in Compensation to the Board of Directors and the Committees of the Board of Directors.
Item 8. Financial Information
See “Item 18. Financial Statements” beginning on page F-1.
Legal Proceedings
We are involved in legal proceedings from time to time that are incidental to the normal conduct of our business.
We are currently involved in a legal proceeding in connection with the cargo facilities at our Mérida Airport, as described in more detail in “Item 4. Information on the Company — Business Overview — Our Airports — Mérida International Airport”.

The municipalities of Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Veracruz and Villahermosa have given us notice requesting that we pay property tax (predial) for the property on which these airports are located. However, we believe that the request to pay this tax is not in accordance with applicable law relating to property in the public domain, which includes the airports we currently operate under concessions. We filed a protective action in court against the attempt to collect the tax by the municipal treasuries in each of these cities. Our cases against the municipalities of Cancún, Cozumel, Mérida, Minatitlán, Veracruz and Villahermosa were decided in our favor. The legal proceeding involving Huatulco is still in progress.
We do not believe that liabilities related to any of these claims and proceedings against us are reasonably likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition, results of operations, or cash flows.
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
Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under Mexican FRS. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., is Ps. 286.4 million (which includes the required allocation corresponding to year 2009 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Dividends paid to non-resident holders with respect to our Series B shares and ADSs are not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor 1.4286 in 2005, 1.4085 in 2006, 1.3889 in 2007, 1.3889 in 2008 and 2009, and 1.4286 thereafter. Corporate tax rates of, 30% in 2005, 29% in 2006, 28% in 2007, 2008 and 2009, and 30% in 2010 are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2009, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2009, we had no distributable earnings that were subject to corporate income tax. Until we generate such earnings subject to corporate income tax, dividends paid by us to non-resident holders of Series B shares and ADSs will be subject to the corporate-level dividend tax income discussed above.
On April 26, 2010, our stockholders approved the allocation of Ps. 40.6 million, of our net profits for the fiscal year ended December 31, 2009 to the legal reserve fund in compliance with Mexican law. The stockholders approved the allocation of 5%, or Ps. 52.5 million, of our net profits for the fiscal year ended December 31, 2008 to the legal reserve fund on April 23, 2009, and approved the allocation of Ps. 26.1 million (5% of net income for fiscal year 2007) to the legal reserve fund on April 25, 2008. On April 26, 2010, our stockholders approved the allocation of Ps. 21.4 million of our net profits for the fiscal year ended December 31, 2009 to the share repurchase reserve.
On April 26, 2010, our stockholders approved the payment of a net cash ordinary dividend after income tax of Ps. 750 million or Ps. 2.50 per share for each outstanding Series B or BB share. This dividend was payable as of May 19, 2010. Because this dividend payment was not taken from the after-tax earnings account, it gave rise to a dividend income tax of Ps. 295.7 million. On April 23, 2009, our stockholders approved the payment of a net cash dividend after income tax of Ps. 1,884 million or Ps. 6.28 per share for each outstanding Series B or BB share of which Ps. 3.24 per share was paid as an ordinary dividend and Ps. 3.04 per share was paid as an extraordinary dividend. This dividend was payable as of May 13, 2009. At the general stockholders’ meeting on April 25, 2008, our stockholders agreed to pay net dividends after income tax of Ps. 600 million or Ps. 2.00 per share for each outstanding Series B or BB share. This dividend was payable as of May 31, 2008.
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
The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars over the five most recent financial years is as follows:

Years ended	U.S.$ per ADR(1)		Pesos per Series B Share
December 31,	Low	High	Low	High

2006	28.93	45.16	29.00	49.29

2007	41.07	62.79	54.19	67.17

2008
First Quarter	49.35	62.89	53.00	68.30
Second Quarter	47.42	63.54	49.10	67.38
Third Quarter	43.57	52.59	45.41	55.62
Fourth Quarter	24.96	49.93	33.75	54.68

2009
First Quarter	24.55	42.14	36.11	55.94
Second Quarter	27.00	40.99	37.96	53.90
Third Quarter	35.22	45.50	47.69	59.40
Fourth Quarter	40.66	56.27	53.75	75.00

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
December 2009	48.92	56.27	63.15	75.00
January 2010	48.06	57.60	60.99	75.11
February 2010	45.94	53.65	59.13	68.70
March 2010	49.06	56.74	61.72	70.20
April 2010	50.44	58.28	63.75	70.56
May 2010(2)	45.56	56.23	60.25	68.90

(1)	10 Series B shares per ADR.

(2)	Through May 25, 2010.

Sources: Mexican Stock Exchange and the New York Stock Exchange.
TRADING ON THE MEXICAN STOCK EXCHANGE
The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operations in the early 1900s, and was reestablished in 1907. The Mexican Stock Exchange is organized as a corporation whose shares are publicly traded but are mainly held by brokerage firms. These firms are exclusively authorized to trade on the floor of the Exchange. Trading on the Mexican Stock Exchange takes place exclusively through an automated inter-dealer quotation system known as SENTRA, which is open between the hours of 8:30 a.m. and 3:30 p.m., Mexico City time, each business day. Each trading day is divided into six trading sessions with ten-minute periods separating each session. Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off the Exchange. Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility. The suspension procedures will not apply to shares that are directly or indirectly (through ADSs or CPOs) quoted on a stock exchange outside Mexico.
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
As of December 31, 2009, 125 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2009, the ten most actively traded equity issues (excluding banks) represented approximately 72% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico.

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. In 2008, for example, prices of both Mexican debt securities and Mexican equity securities dropped substantially following declines in the international securities markets.
Item 10. Additional Information
Bylaws
This section summarizes certain provisions of Mexican law and our estatutos sociales (bylaws).
At our Extraordinary Stockholders’ Meeting held on April 27, 2007, our shareholders approved certain amendments to conform our bylaws to the provisions of the Mexican Securities Market Law and the Mexican Business Associations Law (Ley General de Sociedades Mercantiles), as well as to clarify and adjust certain provisions thereof.
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

Our Capital Stock
The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of May 28, 2010:
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
Notwithstanding the foregoing, resolutions at extraordinary meetings of stockholders called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75% of our capital:
•	any amendment to our bylaws which: (i) changes or eliminates the authorities of our committees; or (ii) changes or eliminates the rights of minority stockholders,
•	any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom,
•	early termination of the participation agreement that was entered into by ITA and the Mexican government in connection with the Mexican government’s sale of the Series BB shares to ITA,

•	a merger by us with an entity the business of which is not related to the business of us or our subsidiaries, and
•	a spin-off, dissolution or liquidation of ASUR.
Our bylaws also establish the following voting requirements:
•	the amendment of the restrictions on ownership of shares of our capital stock requires the vote of holders of 85% of our capital stock;
•	a delisting of our shares requires the vote of holders of 95% of our capital stock; and
•	the amendment of the provisions in our bylaws requiring that a stockholder seeking to obtain control carry out a tender offer requires the vote of holders of 85% of our capital stock.
Right of Withdrawal
Any stockholder having voted against a resolution validly adopted at a meeting of our stockholders with respect to (i) a change in our corporate purpose or nationality, (ii) a change of corporate form, (iii) a merger involving us in which we are not the surviving entity or the dilution of its capital stock by more than 10%, or (iv) a spin-off, may request redemption of its shares, provided that the relevant request is filed with us within fifteen days following the holding of the relevant stockholders’ meeting. The redemption of the stockholders’ shares will be effected at the lower of (a) 95% of the average trading price determined on the closing prices of our shares over the last thirty days on which trading in our shares took place prior to the date on which the relevant resolution becomes effective, during a period not longer than six months, or (b) the book value of the shares in accordance with our most recent audited financial statements approved by our stockholders’ meeting. Pursuant to the Mexican Securities Market Law and our bylaws, our stockholders have waived the right to redeem their variable capital contributions as provided in the Mexican General Law of Business Corporations.
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
We have entered into a technical assistance agreement with ITA providing for management and consulting services. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA.”
EXCHANGE CONTROLS
Mexico has had free market for foreign exchange since 1991 and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See “Item 3. Key Information—Exchange Rates.”

TAXATION
The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.
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
For purposes of Mexican taxation, the definition of residency is highly technical and residency arises in several situations. Generally an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is a resident if it is incorporated under Mexican law or it has its center of interests in Mexico.
In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the Series B shares represented by those ADSs.
Taxation of Dividends
Mexican Tax Considerations
Under Mexican Income Tax Law provisions, dividends paid to non-Mexican holders with respect to our Series B shares or ADSs are not subject to any Mexican withholding tax.

U.S. Federal Income Tax Considerations
The gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs. Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs, whether or not they are converted into U.S. dollars on that date. If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the Series B shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) the Series B shares or ADSs are readily tradable on an established securities market in the United States, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC). The Series B shares and the ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year.
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

Deposits and withdrawals of Series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. holder’s tax basis in such shares will be the same as its tax basis in such ADSs, and the holding period in such shares will be the same as the holding period for such ADSs.
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
U.S. Backup Withholding Tax and Information Reporting Requirements
In general, information reporting requirements will apply to payments by a paying agent within the United States to a non-corporate (or other non-exempt) U.S. holder of dividends in respect of the Series B shares or ADSs or the proceeds received on the sale or other disposition of the Series B shares or ADSs, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent on a properly completed Internal Revenue Service W-9 or otherwise comply with the applicable requirements of the backup withholding rules. Amounts withheld as backup withholding tax will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.
U.S. Tax Consequences for Non-U.S. holders
Distributions
A holder or beneficial owner of Series B shares or ADSs that is not a U.S. holder for U.S. federal income tax purposes (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on Series B shares or ADSs.
Dispositions
A non-U.S. holder of Series B shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of Series B shares or ADSs, unless, in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.
Information reporting and backup withholding
Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market Risk
We are principally exposed to market risks from fluctuations in interest rates and foreign currency exchange rates. We use derivative instruments on a selective basis to manage interest rate risk. We do not hold or issue derivatives for speculative purposes and have engaged in trading only with well known financial institutions.
Foreign Currency Exchange Rate Risk
Our principal exchange rate risk involves changes in the value of the peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2007, 2008 and 2009, approximately 32.8%, 33.0% and 34.4% respectively, of our consolidated revenues were derived from passenger charges for international passengers. In addition, a substantial portion of our contracts with commercial services are denominated in U.S. dollars. In 2007, 2008 and 2009 approximately 24.8%, 30.7% and 30.1% respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon approximately a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2009, we estimate that our revenues would have decreased by Ps. 86.0 million.
As of December 31, 2007, 2008 and 2009, 9.3%, 12.4% and 11.4% respectively, of our cash and marketable securities were denominated in dollars. Based upon approximately a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2009, we estimate that the value of our cash and marketable securities would have increased by Ps. 18.0 million.
We did not have any foreign currency indebtedness at December 31, 2007, 2008 and 2009. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.
At December 31, 2007, 2008 and 2009, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk
We depend upon bank credit facilities to partially finance our operations. These transactions expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in the relevant base rates (the banks charge interest at a rate based on the Tasa de Interes Intercambiaria de Equilibria, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.75% to 2.00%) which are used to determine the interest rates that are applicable to borrowings under our credit facilities. We had approximately Ps. 550,000 million in floating rate debt at December 31, 2009. In May 2009 we entered into three interest rate Swap agreements to hedge interest rate risk on the outstanding long-term debt. Under this agreement, the Company receives floating rate coupon payments in Mexican pesos at an annual interest rate of TIIE in exchange for fixed rate coupon payments in Mexican Pesos at an annual weighted average interest rate of 6.32%. For more information regarding our economic hedging transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”
Item 12. Description of Securities Other Than Equity Securities
A. DEBT SECURITIES
Not applicable.
B. WARRANTS AND RIGHTS
Not applicable.
C. OTHER SECURITIES
Not applicable.
D. AMERICAN DEPOSITARY SHARES
Pursuant to our form F-1 with the SEC on September 7, 2000, we registered American Depositary Shares (“ADSs”) which are represented by American Depositary Receipts (“ADRs”) in a sponsored facility. The deposit agreement is among us, The Bank of New York Mellon, as ADR depositary, and all holders from time to time of ADRs issued under the deposit agreement. Copies of the deposit agreement are also on file at the ADR depositary’s corporate trust office and the office of the custodian. They are open to inspection by owners and holders during business hours.
American Depositary Shares
The Bank of New York, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents ten shares (or a right to receive ten shares). Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.
ADS holders may hold ADSs either (A) directly by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.
The following is a summary of the fee provisions of the deposit agreement. For more complete information regarding ADRs, you should read the entire deposit agreement and the form of ADR.
Fees and Expenses payable by holders are as follows:

Persons depositing or withdrawing shares or
ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Converting foreign currency to U.S. dollars

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary may collect fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes
ADS holders will be responsible for any taxes or other governmental charges payable on ADSs or on the deposited securities represented by any ADSs. The depositary may refuse to register any transfer of ADSs or allow withdrawal of the deposited securities represented by ADSs until such taxes or other charges are paid. It may apply payments owed to ADS holders or sell deposited securities represented by an ADS holder’s American Depositary Shares to pay any taxes owed and such holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.
Fees payable by the depositary
From December 31, 2008 through December 31, 2009, the depositary reimbursed us for expenses we incurred or paid amounts on our behalf to third parties in connection with the ADS program for a total sum of approximately U.S.$38,000. Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), underwriting fees and legal fees.
The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2009 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Controls Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We conducted an assessment of the effectiveness as of December 31, 2009 of our internal controls over financial reporting using the criteria set for in the “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.
Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, as stated in the report attached included in Item 18 of this annual report.
Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
We expect our board of directors to designated Guillermo Ortiz Martinez, an independent director as required by the Mexican Securities Market Law and applicable NYSE listing standards, as an “audit committee financial expert” within the meaning of this Item 16A at the next meeting of our board of directors on June 1, 2010. The audit committee has confirmed Mr. Martinez as the audit committee financial expert, replacing the previous audit committee financial expert who recently resigned. See “Item 6. Directors, Senior Management and Employees—Directors.”
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
Item 16C. Principal Accountant Fees and Services
Audit and Non-Audit Fees
The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2007 and 2008:

	Year ended December 31,
	2008		2009
	(thousands of nominal pesos)
Audit fees		9,393		8,512
Audit-related fees		—		—
Tax fees		311		—

Total fees	Ps.	9,704	Ps.	8,512

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers, S.C. in connection with the audit of our annual financial statements and the review of our interim financial statements.
Tax fees in the above table are fees billed by PricewaterhouseCoopers, S.C. for tax compliance.
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

	(a) Total			(c) Total number of shares
	number of	(b) Average		purchased as part of	(d) Maximum number of shares
	shares	price paid per		publicly announced plans or	that may yet be purchased under
	purchased(1)	share in Pesos		programs	the plans or programs
2008
January 1-31	—		—	—	—
February 1-28	—		—	—	—
March 1-31	—		—	—	—
April 1-30	—		—	—	—
May 1-31	5,957,800	Ps.	52.07	—	—
June 1-30	2,525,122	Ps.	52.16	—	—
July 1-31	447,930	Ps.	52.38	—	—
August 1-31	—		—	—	—
September 1-30	—		—	—	—
October 1-31	—		—	—	—
November 1-30	—		—	—	—
December 1-31	—		—	—	—

2007 Total	8,930,852	Ps.	52.11	—	—

2009
January 1-31	—		—	—	—
February 1-29	—		—	—	—
March 1-31	—		—	—	—
April 1-30	—		—	—	—
May 1-31	—		—	—	—
June 1-30	—		—	—	—
July 1-31	—		—	—	—
August 1-31	—		—	—	—
September 1-30	—		—	—	—
October 1-31	—		—	—	—
November 1-30	—		—	—	—
December 1-31	—		—	—	—

2008 Total	—		—	—	—

(1)	Series “B” shares or number of Series “B” shares resulting from purchase of ADSs.

All of the shares listed above were purchased by Agrupacion Aeroportuaria II, S.A. de C.V., an entity indirectly owned and controlled by Fernando Chico Pardo, our CEO and Chairman.
As of April 26, 2010, the maximum amount authorized by our stockholders for the repurchase of shares was Ps. 21.4 million.
Item 16F. Change in Registrant’s Certifying Accountant.
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

• All of the members of our Audit Committee and the committee’s Chairman are independent.

• The Chairman of the Audit Committee is appointed and/or removed exclusively by the general shareholders’ meeting.

• Our Audit Committee operates pursuant to provisions in the Mexican Securities Market Law and our bylaws.

NYSE Standards	Our Corporate Governance Practice

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

NYSE Standards	Our Corporate Governance Practice

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Shareholder approval is not expressly required under our bylaws for the adoption and amendment of an equity-compensation plan. No equity-compensation plans have been approved by our shareholders.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics applicable to all of our directors and executive officers, which is available to you free of charge upon request and at www.asur.com.mx. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our other officers/employees.
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
Dated: May 28, 2010

GRUPO AEROPORTUARIO DEL SURESTE,
S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 AND 2009

GRUPO AEROPORTUARIO DEL SURESTE,
S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 AND 2009

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Grupo Aeroportuario del Sureste, S. A. B. de C. V., and its subsidiaries:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, and of changes in shareholder’s equity present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries (“the Company”), at December 31, 2009 and 2008, and the consolidated results of their operations for each of the three years in the period ended December 31, 2009, and the consolidated statement of changes in the financial position for the year ended on December 31, 2007 and the consolidated statement of cash flows for the year ended on December 2008 and 2009, in conformity with Mexican Financial Reporting Standards, as adopted by Mexico (MFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over its financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these consolidated financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of the internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As explained in Note 2 to the consolidated financial statements, effective January 1, 2008, the Company discontinued the recognition of the effects of inflation in its financial information, in accordance with Mexican Financial Reporting Standards B-10.
MFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.

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
Mexico City, May 27, 2010

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2009
(Expressed in thousands of Mexican Pesos, as explained in Note 2)

	2008		2009
ASSETS
Current assets:
Cash and marketable securities	Ps.	1,733,512	Ps.	961,404
Trade and other receivables, net (Note 4)		361,200		375,165
Recoverable taxes and other current assets		699,229		746,594

Total current assets		2,793,941		2,083,163

Land, machinery, furniture and equipment, net (Note 5)		1,080,812		980,851
Direct commercial operations rights, net of accumulated amortization of Ps. 75,566 and Ps. 86,332, respectively		10,766
Airport concessions, net (Notes 6 and 7)		7,833,022		7,628,144
Rights to use airport facilities, net (Notes 6 and 7)		2,123,865		2,057,476
Improvements to concessioned assets, net (Note 8)		3,225,390		3,658,731
Recoverable asset tax		107,469		96,006
Deferred income tax and employees’ statutory profit sharing (Note 14)				2,421
Deferred flat rate business tax (Note 14)		199,329		188,916

Total assets	Ps.	17,374,594	Ps.	16,695,708

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	Ps.	10,022	Ps.	8,145
Bank loans (Note 10)				222,517
Accrued expenses and other payables (Note 9)		611,548		168,820

Total current liabilities		621,570		399,482

Bank loans (Note 10)				329,836
Seniority premiums (Note 3i)		7,473		9,659
Deferred income tax (Note 14)		1,091,206		1,372,504
Deferred flat rate business tax (Note 14)		699,349		726,532

Total liabilities		2,419,598		2,838,013

Stockholders’ equity (Note 11):
Capital stock		12,799,204		12,799,204
Legal reserve		194,044		246,517
Retained earnings		1,961,748		811,974

Total stockholders’ equity		14,954,996		13,857,695

Commitments and contingencies (Note 17)

Total liabilities and stockholders’ equity	Ps.	17,374,594	Ps.	16,695,708

The nineteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on March 1, 2010, by the executive that signed these consolidated financial statements and the accompanying notes.

C.P.C. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Expressed in thousands of Mexican Pesos, as explained in Note 2, except earnings per share amounts)

	For the years
	ended December 31,
	2007		2008		2009
REVENUES:
Aeronautical services	Ps.	1,890,950	Ps.	2,101,879	Ps.	2,042,647
Non-aeronautical services		894,941		1,066,828		1,088,537

Total revenues		2,785,891		3,168,707		3,131,184

OPERATING EXPENSES:

Cost of services, excluding depreciation and amortization		743,642		810,101		788,562
Technical assistance fee		91,945		104,485		103,518
Government concession fee		139,294		154,752		150,559
General and administrative expenses		104,019		114,159		121,708
Depreciation and amortization		540,821		601,513		629,507

Total cost and operating expenses		1,619,721		1,785,010		1,793,854

COMPREHENSIVE FINANCING RESULT:
Interest income, net		106,482		137,454		43,841
Exchange gains (losses), net		1,612		36,818		(21,122)
Loss on valuation of derivative financial instruments (Note 3c.)						(2,563)
Loss from monetary position		(92,950)

Net comprehensive financing income		15,144		174,272		20,156

Non ordinary items		(2,385)		(9,734)		(15,384)

Income before taxes		1,178,929		1,548,235		1,342,102

Provisions for (Note 14):
Asset tax		21,899		60,091		60,654
Income tax		145,528		349,571		320,331
Flat rate business tax		489,141		89,104		163,707

Net income	Ps.	522,361	Ps.	1,049,469	Ps.	797,410

Earnings per share expressed in Mexican pesos (Note 11)	Ps.	1.74	Ps.	3.50	Ps.	2.66

The nineteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on March 1, 2010, by the executive that signed these consolidated financial statements and the accompanying notes.

C.P.C. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Expressed in thousands of Mexican Pesos, as explained in Note 2)

					Reserve for				Total
	Capital		Legal		repurchase		Retained		stockholders’
	stock		reserve		of stock		earnings		equity

Balance at December 31, 2006	Ps.	12,799,204	Ps.	140,786	Ps.	808,964	Ps.	554,334	Ps.	14,303,288

Transfer to legal reserve				27,140				(27,140)
Transfer to reserve for repurchase of stock						194,464		(194,464)
Reserve for repurchase of stock cancellation						(1,003,428)		1,003,428
Dividends paid (Nota 11)								(231,249)		(231,249)
Income tax paid on dividends								(88,873)		(88,873)
Comprehensive income								522,361		522,361

Balance at December 31, 2007		12,799,204		167,926				1,538,397		14,505,527

Transfer to legal reserve				26,118				(26,118)
Dividends paid (Nota 11)								(600,000)		(600,000)
Comprehensive income (Nota 11)								1,049,469		1,049,469

Balance at December 31, 2008		12,799,204		194,044				1,961,748		14,954,996

Transfer to legal reserve				52,473				(52,473)
Dividends paid								(1,884,000)		(1,884,000)
Income tax paid on dividends								(10,711)		(10,711)
Comprehensive income								797,410		797,410

Balance at December 31, 2009	Ps.	12,799,204	Ps.	246,517	Ps		Ps.	811,974	Ps.	13,857,695

The nineteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on March 1, 2010, by the executive that signed these consolidated financial statements and the accompanying notes.

C.P.C. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED ON DECEMBER 31, 2008 AND 2009
(Expressed in thousands of Mexican Pesos, as explained in Note 2)

	For the year
	ended December 31,
	2008		2009
Operating activities:

Income before taxes	Ps.	1,548,235	Ps.	1,342,102

Items related to investing activities:
Depreciation and amortization		601,513		629,507
Cancellation of deferred employee’s statutory profit sharing (Nota 14)		(37,496)		(2,421)
Interest income		(139,679)		(68,136)
Trade receivables		(81,785)		(13,965)
Recoverable taxes and other current assets		(137,836)		189,032
Income taxes paid		(178,966)		(259,302)
Trade accounts payable, accrued expenses and other payables		(18,814)		(440,010)
Cancellation of income tax on dividend				(10,711)

Net cash flow provided by operating activities		1,555,172		1,366,096

Investing activities:
Purchase of improvements to concessioned assets, land, machinery, furniture and equipment		(935,772)		(676,665)
Interest income		139,679		68,136

Net cash flow used in investing activities		(796,093)		(608,529)

Financing activities:
Bank loans (Note 10)				545,455
Dividends paid		(600,000)		(1,884,000)
Tax on dividends paid		(351,264)		(191,130)

Net cash flow used in financing activities		(951,264)		(1,529,675)

Decrease in cash and marketable securities		(192,185)		(772,108)
Cash and marketable securities, beginning of period		1,925,697		1,733,512

Cash and marketable securities, end of period	Ps.	1,733,512	Ps.	961,404

The nineteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on March 1, 2010, by the executive that signed these consolidated financial statements and the accompanying notes.

C.P.C. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2007
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2007)

	For the year
	ended December 31,
	2007
Operating activities:

Net income	Ps.	522,361
Adjustments to reconcile net income to resources provided by (used in) operating activities:
Depreciation and amortization		540,821
Deferred income tax		80,890
Deferred flat rate business tax		489,141
Changes in operating assets and liabilities:
Trade receivables		(35,020)
Recoverable taxes and other current assets		(44,258)
Trade accounts payable, accrued expenses and other items payables		68,691

Resources provided by operating activities		1,622,626

Financing activities:
Dividends paid		(231,249)
Tax on dividends paid		(88,873)

Resources used in financing activities		(320,122)

Investing activities:
Purchase of improvements to concessioned assets, land, machinery, furniture and equipment		(665,160)

Resources used in investing activities		(665,160)

Increase in cash and marketable securities		637,344

Cash and marketable securities, beginning of period		1,288,353

Cash and marketable securities, end of period	Ps.	1,925,697

The nineteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on March 1, 2010, by the executive that signed these consolidated financial statements and the accompanying notes.

C.P.C. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Mexican Pesos, as explained in Note 2, except number of share and share amounts)
1. Company history and operations
Grupo Aeroportuario del Sureste, S. A. B. de C. V. (“ASUR”), a Mexican company, was incorporated in April 1998, as a wholly-owned entity of the Mexican federal government to operate, maintain and develop nine airports in the Southeast region of Mexico. The nine airports are located in the following cities: Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlán. ASUR and its subsidiaries are collectively referred to as the “Company”.
In June 1998, the Ministry of Communications and Transportation (SCT) granted to subsidiaries of ASUR the concessions to operate, maintain and develop the nine airports of the Southeast group for a period of 50 years commencing on November 1, 1998, for a total of Ps. 12,710,426 (December 31, 2007 constant pesos), excluding value added tax. The concession period may be extended by the parties under certain circumstances. The acquisition cost of the airport concessions was paid through capitalization of liabilities assumed by the Mexican federal government and subsequently with the issuance of capital stock of ASUR (see Note 11).
Notwithstanding the Company’s rights to operate, maintain and develop the nine airports, pursuant to the Mexican General Law of National Assets, all the permanent fixed assets located in the airports are property of the Mexican federal government. Upon expiration of the Company’s concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican federal government.
In December 1998 and in March 1999, the Mexican federal government sold an aggregate 15% equity interest in ASUR to Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (ITA), pursuant to a public bidding process. ITA, an entity owned by Mr. Fernando Chico Pardo and 49% by Copenhaguen Airport, paid the Mexican federal government an aggregate of Ps. 1,165,076 (nominal), excluding interest, in exchange for: (i) 45,000,000 Class I Series BB shares representing 15% of ASUR’s capital stock; (ii) options for the years of 2003, 2004 and 2005, to purchase newly issued shares representing 2%, 2% and 1%, respectively, of total shares outstanding at the time the options are exercised, through issuance of new shares; and (iii) the right and obligation to enter into several agreements, including a technical assistance agreement, under terms established during the bidding process.

With respect to the ASUR shares not held by ITA, on September 28, 2000, the Mexican federal government held a public offering of 221,739,130 Series “B” shares representing 73.91% of ASUR’s shares.
On March 8, 2005, the Mexican federal government held a public offering of 33,260,870 Series “B” shares representing 11.09% of ASUR’s remaining shares.
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
On June 19, 2007, the tender offers initiated by Mr. Fernando Chico Pardo in the United States and Mexico for our Series B shares expired, as a result of which Agrupacion Aeroportuaria Internacional, S. A. de C. V. and Agrupacion Aeroportuaria Internacional II, S. A. de C. V., entities indirectly owned and controlled by Fernando Chico Pardo, acquired 19.91% of the Series B shares.
In addition, ITA, holds Series BB shares representing 7.65% of our capital stock which provide it with special management rights.
Series BB shares held by ITA grant ITA certain rights including the right to name two members of the Board of Directors of the Company, and veto rights with respect to certain corporate shares. The technical assistance contract grants ITA certain rights including the right to name and remove the chief executive officer and half of the members of the Company’s Executive Management.
At December 31, 2009, ASUR’s capital stock was comprised of the investing public (72.44%), Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (7.65%), Agrupación Aeroportuaria Internacional, S. A. de C. V. (7.35%) and Agrupación Aeroportuaria Internacional II, S. A. de C. V. (12.56%).
In August 2007, Hurricane Dean hit the Yucatan Peninsula, and even though the Cancún, Cozumel and Merida Airports’ infrastructure was not damaged, the Company incurred certain restoration costs that were classified as non-ordinary loss from natural disasters in the results of operations for the year in the amount of Ps. 2,385.

2. Basis of preparation
The accompanying consolidated financial statements have been prepared to comply with the Mexican Financial Reporting Standards (MFRS).
The Company has prepared its consolidated statement of income classified by function of its components due to the fact that the global classification costs and expenses generally allow for an understanding of the most important allocations related to the main activity.
Mexican Financial Reporting Standards B-10 “Inflation Effects” (MFRS B-10)
Under the provisions of the MFRS B-10 “Effects of Inflation” the Mexican economy is currently considered a non-inflationary environment, since accumulated inflation over the previous three years is below 26% (the limit for an economy to be considered as non-inflationary). Consequently, as of January 1st, 2008, we are required to suspend recognition of the effects of inflation in our financial reporting (suspension of inflationary accounting). As a result, the figures as of December 31, 2008 and 2009 contained in the attached consolidated financial statements are presented in nominal Mexican pesos. The financial information reported up to December 31, 2007 are expressed in constant Mexican pesos, modified by the effects of inflation. The comprehensive income items that not have been identified as realized, continue to appear in stockholders’ equity and are reclassified in the statement of income for the year they are realized.

The following table shows inflation percentages for:

	December 31,
	2008	2009

For the year	6.53%	3.57%

Accumulated in the last three years	11.56%	15.02%
The Company evaluated the following currencies in accordance with the provisions of MFRS B-15 for the preparation of financial information:

Currency
	2008	2009

Local	Mexican peso	Mexican peso

Functional	Mexican peso	Mexican peso

Reporting	Mexican peso	Mexican peso
As a result of the local, functional and reporting currency being the Mexican peso, it was not necessary to make foreign currency conversions.
New Mexican Financial Reporting Standards effective January 1, 2009:
The following Mexican Financial Reporting Standard issued by the Mexican Financial Reporting Standards Board (CINIF), went into effect on, January 1, 2009 and have been adopted by the Company in preparing its financial statements. Note 3 explains the new accounting policies and the effects of their adoption.
MFRS B-8 “Consolidated and Combined Financial Statements” – The main changes from previous pronouncements include: a) it establishes that when an entity exercises control over a Special Purpose Entity (SPE), it must be considered a subsidiary and should consolidate its financial statements, b) it allows the intermediate parent not to present consolidated financial statements under certain conditions, c) it considers the existence of potential voting rights for control evaluation purposes, and d) it requires that participation in the non-controlling entity be valued based on the fair value of the subsidiary’s net assets and the goodwill as determined through the purchase method at the time of the acquisition of that subsidiary. The Company adopted the provisions of the standard, which had no effect on its audited consolidated financial statements.

MFRS C-8 “Intangible Assets” — The changes relating to previous pronouncements are: a) it explains the procedures for determining the amortization period and the residual value of the assets, b) it mandates that annual impairment tests be conducted in the cases of gradual amortization, and c) it requires canceling the balance of unamortized pre-operating expenses from 2002 and previous years against retained earnings. The Company adopted the provisions of the standard which had no effect on its audited consolidated financial statements.
Authorization of financial statements
The attached consolidated financial statement and the notes thereof were authorized for publication on March 1, 2010, by C.P.C. Adolfo Castro Rivas Chief Financial and Strategic Planning Officer with the exception of Note 19 which was approved on March 2010.
In January 2009, the National Banking and Securities Commission issued certain amendments to the “General Provisions applicable to securities issuers and other participants of the stock market” whereby it incorporates the requirement for public companies to prepare financial statements under International Financial Reporting Standards (IFRS) as issued by the IASB in the fiscal years starting on January 1, 2012. At the date of issuance of these consolidated financial statements it has not been determined whether the adoption of IFRS could have a significant impact on the Company’s financial information.
3. Summary of significant MFRS accounting policies
The most significant accounting policies are summarized as follows, which have been consistently applied in the relevant reporting years, unless otherwise indicated.
The MFRS require the use of some critical accounting estimates in preparing the financial statements. Also, Management judgment is required in the process of defining the Company’s accounting policies.

a) Consolidation
The consolidated subsidiaries of the Company are:

	Ownership interest (direct and indirect)
Subsidiary	2008	2009

Aeropuerto de Cancún, S. A. de C. V. (1)	99.99%	99.99%
Aeropuerto de Cozumel, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Mérida, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Huatulco, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Oaxaca, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Veracruz, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Villahermosa, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Tapachula, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Minatitlán, S. A. de C. V.	99.99%	99.99%
RH Asur, S. A. de C. V. (2)	99.99%	99.99%
Servicios Aeroportuarios del Sureste, S. A. de C. V.	99.99%	99.99%

(1)	Holding entity that consolidates the subsidiary entities Caribbean Logistics, S. A. de C. V., Cancun Airport Services, S. A. de C. V. and FBO Asur, S. A. de C. V.

(2)	Company incorporated on February 1, 2008, for an indefinite period and which is mainly engaged in providing professional services.
The preparation of consolidated financial statements in conformity with Mexican Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses incurred in the reporting period. Actual results could differ from those estimates.
All significant balances and transactions among the consolidated companies have been eliminated. The consolidation was carried out on the basis of audited financial statements of the subsidiaries (see Note 16).
b) Cash and marketable securities
Cash and marketable securities include cash and temporary investments in securities convertible into cash in the short term (less than one year). As of December 31, 2009 and 2008, cash and temporary investments consisted primarily of money market accounts and short-term bonds issued by the Mexican federal government that are valued at market price.

c) Derivative financial instruments
With the goal of reducing the risk attributable to adverse movements in interest rates on long term bank loans contracted and other interest-bearing liabilities recognized in the balance sheet (see Note 10) The Company’s management has entered into derivative financial instrument interest rate swaps that convert its interest payment profile from variable rate to fixed rate. The counterparties to our derivative transactions are well known liquidity institutions and there are limits established for each institution. The Company’s policy is not to engage in derivatives transactions for speculative purposes.
The Company recognizes in the balance sheet all the assets and liabilities arising from operations with derivative financial instruments at fair value. The fair value is determined on the basis of recognized market prices or, when they are not listed on a market or exchange, by generally accepted financial valuation techniques.
The following table presents the Company’s contracts for interest rate swaps as of December 31, 2009:

	Fair	Amount	Date		Rate
Institution	Value	Noional	Beginning	Expiring	Receiving	Paid
					(TIIE)

Banco Santander, S.A.	$1,105	$250,000	31-Aug-09	14-May-12	5.045%	6.37%

BBVA Bancomer, S.A.	1,199	250,000	18-Aug-09	21-May-12	5.060%	6.33%

BBVA Bancomer, S.A.	259	100,000	31-Jul-09	25-May-12	4.915%	6.21%

	$2,563	$600,000

d) Derivatives
The Company identified an embedded derivative in the currency component associated with an operating lease contract, whose revenues are denominated in U.S. dollars, entered into between parties whose functional currency is the Mexican peso. These were recorded at fair value as trading derivatives.
e) Machinery, furniture and equipment, net
As of December 31, 2008 and 2009, machinery, furniture and equipment are expressed as follows: i) acquisition subsequent to January 1, 2008 at their historical cost and ii) acquisitions made through December 31, 2007 at restated value determined by applying to the historical cost from acquisition date CPI factors through to December 31, 2007. Machinery, furniture and equipment are tested annually for impairment only when indications of impairment are identified. Consequently, these items are stated at their modified historical cost, less accumulated depreciation and any impairment losses.
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

f) Rights to use airport facilities, environmental liabilities and airport concessions
Rights to use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired from Cancun Air, Dicas and Aeropremier. Although the Company has, through its concessions, the rights to operate, maintain and develop the nine airports, all the permanent fixed assets located in the airports are owned by the Mexican federal government. Upon termination of the Company’s concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican federal government.
The acquisition costs of the nine airport concessions and the acquisition costs of rights acquired from other entities were allocated to the right to use the airport facilities and to certain environmental liabilities assumed with excess acquisition costs recorded as expenses associated with airport concessions. The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser. The amounts allocated to the environmental liabilities assumed were based on management’s best estimate of the actual costs to be incurred and reflect the terms of an agreement with the environmental authorities.
The rights to use airports facilities, improvements to concessioned assets and airport concessions are expressed as follows: i) acquisition subsequent to January 1, 2008 at their historical cost and ii) acquisitions made until December 31, 2007 at their restated value determined by applying CPI factors to cost until December 31, 2007.
Consequently, at December 31, 2009, rights to use airports facilities, improvements to concessioned assets and airport concessions are expressed at their modified historical costs.
The rights to use the airports facilities are being amortized on a straight-line basis over the estimated remaining useful lives of the underlying assets. The amounts allocated to the airports concessions are being amortized on a straight-line basis over the life of the concessions and the rights acquired. The amounts recorded as improvements to concession assets are amortized using the straight-line method over the remaining 50 years, which represents the initial term of the concession.
g) Review of the book value of long-lived assets
The Company estimates the recoverable value of the right to use airport facilities, airport concessions and improvements to concessioned assets to be the estimated discounted future net cash flows from the nine airport concessions in the aggregate since the Company is not permitted to dispose of or cease operating any individual airport. If the carrying value of the assets exceeds the recoverable value, an impairment loss is recognized. As of December 31, 2008 and 2009, the recoverable value exceeded the carrying value.

h) Liabilities provisions
The liability provisions represent present obligations for past events where the outflow of economic resources is probable. These provisions have been recorded based on management’s best estimation.
i) Employees Benefits- Seniority premiums and employee severance pay
The benefits granted by the Company to its employees, including the defined benefit plans are described as below:
The direct short term benefits (salary, overtime, vacation, holidays, paid absences payments, etc.) are recognized in the income as they accrue and their corresponding liabilities are expressed at their nominal value and short term paid absences are based on the legal or contractual provisions governing such absences, and are non cumulative.
Termination benefits (for reasons other than restructuring dismissal compensation or indemnities, seniority premium, special compensations or voluntary separation), as well as retirement benefits (pension, seniority premiums, and other retirement benefits), are recognized based on actuarial studies carried out by independent actuaries through the projected unit credit method.
Unamortized items at December 31, 2007, known as transitional liability which includes the labor cost of the past services and the unamortized actuarial gain (losses), are amortized as of January 1, 2008 over a five year term instead of over an employee’s estimated working life, which was the case through 2007.
Actuarial studies on employees’ benefits include assumptions of the expected career salary increase.
j) Deferred Employees’ Statutory Profit Sharing (ESPS)
The deferred ESPS is recorded under the comprehensive asset-and-liability method, which consists of recognizing a deferred ESPS for all differences between the book and tax value of the assets and liabilities for which payment or recovery is likely.
ESPS incurred and deferred is presented in the statements of income under cost of services.
k) Stockholders’ Equity
Capital stock, legal reserve, reserve for repurchase stock and retained earnings are expressed as follows: i) movements made as of January 1, 2008 at historical cost, and ii) movements before January 1, 2008 at indexed values determined through the application of NCPI factor until December 31, 2007 to their originally determined values. Consequently, the different stockholders’ equity items are expressed at their modified historical costs.

l) Revenue recognition
Revenues are obtained from aeronautical services, which generally relate to the use of airport infrastructure by air carriers and passengers, and from non-aeronautical services.
Aeronautical services revenues consist of a passenger charge for each departing passenger (excluding diplomats, infants, and transfer and transit passengers), a landing charge, based on the average between an aircraft’s maximum takeoff weight and the zero-fuel weight and hour of arrival, aircraft parking charges, based on the time an aircraft is on the ground and hour of arrival, passenger walkway charges for the connection of aircraft to the terminal, based on hour of arrival, and airport security charges for each departing passenger. Aeronautical services revenue is recognized as passengers depart, at the time of landings and as services are provided, as the case may be.
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

The following table presents the Company’s revenues for the years ended December 31, 2007, 2008 and 2009, using the classifications established under the Airport Law and its regulations:

	Year ended
	December 31,
	2007		2008		2009
Regulated services:
Airport services	Ps.	1,991,745	Ps.	2,211,226	Ps.	2,150,540

Non-regulated services:
Airport services:
Access fees from non-permanent ground transportation		12,053		14,679		15,079
Car parking lots and related access fees		47,557		48,431		44,881
Other access fees		4,198		3,227		3,873
Commercial services		684,794		840,984		881,651
Other services		45,544		50,160		35,160

Total non-regulated services		794,146		957,481		980,644

	Ps.	2,785,891	Ps.	3,168,707	Ps.	3,131,184

The allowance for doubtful accounts receivable is recognized on the basis of studies conducted by the Company’s Management and is considered sufficient to absorb losses under policies established by the Company.
m) Transactions in foreign currency and exchange rate differences
Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rates in effect as of the balance sheet dates.
Currency exchange fluctuations are included in income for the period and reflected in comprehensive financing cost.

n) Deferred income tax, deferred flat rate business tax “IETU” and tax on dividends
The deferred income tax and IETU are recorded based on the comprehensive asset-and-liability method, which consists of recognizing deferred taxes on all temporary differences between the book and tax values of assets and liabilities to be materialized in the future (see Note 13).
Beginning on October 1, 2007, based on financial and tax projections of each subsidiary showing that, with the exception of Aeropuerto de Cancún, S.A. de C.V. (Cancún Airport), the rest of the subsidiaries will essentially pay IETU in the future, the Company wrote-off net Ps. 150 million, representing the cumulative deferred income taxes of these subsidiaries. In addition, as of December 31, 2007, the Company recognized a deferred IETU tax liability of Ps. 706.6 million and a deferred IETU tax asset of Ps. 217.4 million corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to materialize in future periods in the following subsidiaries: Aeropuerto de Cozumel, S.A. de C. V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V.
Tax incurred on dividends paid in 2009 and 2008 was recorded in accordance with MFRS D-4 with a charge to retained earnings of Ps. 10,711, the amount the Company estimates could not be credited in the present or in the future, which was cancelled in 2009. The Company recognized in 2008 and 2009 a tax benefit asset in the Consolidated Balance Sheet since that amount may be credited against income tax incurred in the following two years, in accordance with the tax regulations currently in force.
o) Loss from monetary position
For the year ended December 31, 2007, the loss from monetary position shown in the consolidated profit and loss statements represents the inflationary loss according to the Mexican CPI, on net monthly monetary assets and liabilities for the year, expressed in pesos at the purchasing power as of that date.

p) Comprehensive income
Comprehensive income is represented by the net income plus items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions. The amounts of the comprehensive income from 2007, 2008 and 2009 are expressed at their modified historical pesos and pesos of purchasing power of December 31, 2007, respectively.
q) Earnings per share
Basic earnings per share were computed by dividing income available to stockholders by the weighted-average number of shares outstanding. The weighted average of shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the years ended December 31, 2007, 2008 and 2009.
r) Concentrations
Approximately 76.00%, 77.32% and 77.32%, respectively of revenues during the years ended December 31, 2007, 2008 and 2009, respectively, were generated from operations at the Cancún International Airport, see Note 17.
As of December 31, 2007, 2008 and 2009, the Company maintained its cash and marketable securities with a major Mexican brokerage firm and other Mexican financial institutions. The Company would be adversely affected in the event of non-performance by any of these institutions. Management does not anticipate non-performance.
s) Segment reporting
The Company evaluates and assesses its performance on an airport-by-airport basis subsequent to the allocation of employee and other costs from Servicios Aeroportuarios del Sureste, S.A. de C.V. (“Servicios”), the Company’s wholly-owned subsidiary which employs some of the Company’s Employees. The performance of Servicios is evaluated and assessed separately by Management. All of the airports provide substantially the same services to their customers. Summarized financial information concerning the Company’s reportable segments including Cancún International Airport (“Cancun”), Mérida International Airport (“Merida”), Villahermosa Airport (“Villahermosa”) and Servicios is shown in Note 18. The financial information of the remaining six airports and that of the Parent Holding Company (including ASUR’s investment in its subsidiaries) have been included as “Other”. The elimination of ASUR’s investment in its subsidiaries is included in the consolidation adjustments column as well as the effects of the intercompany agreement described below.
In 2007, the Company and its subsidiaries entered into an intercompany agreement that enables the Company to recognize results by considering its subsidiaries as one economic unit, and allows the Company to make corporate charges and credits to and from its subsidiaries for the purpose of establishing sufficient cash flow at each subsidiary to support each subsidiary’s respective obligations. The implementation of this strategy affects operating income results reported by individual airports but does not affect the consolidated results.

t) Recently issued accounting standards
In December 2009, Mexican Financial Reporting Standards Board (CINIF) issued a series of Mexican Financial Reporting Standards (MFRS) and Interpretations (IMFRS) which became effective as of January 1, 2010, with exception of MFRS 18 which became effective as of December 7, 2009 and MFRS B-5 and B-9 which will become effective as of January 1, 2011.
MFRS B-5 “Financial Information by Segments” — It establishes the general standards to disclose financial information by segments, and it allows the user of such information to analyze the entity from the same perspective as management and allows presenting information by segment that is more consistent with its financial statements. This standard supersedes Statement B-5 Financial Information by Segment, which will be effective up to December 31, 2010.
MFRS B-9 “Financial Information at Interim Dates” It establishes standards for determining and submitting financial information at interim dates for external use and where required, the submission of the statement of changes in stockholders’ equity and of cash flows, which statements are not required by Statement B-9 Financial Information at interim dates, effective through December 31, 2010.
MFRS C-1 “Cash and cash equivalents” — It establishes standards for the accounting treatment and disclosure of cash, restricted cash and available for sale investments. It also introduces new terminology to make it consistent with other MFRS previously issued. This standard supersedes Statement C-1, Cash without effect, which was effective up to December 31, 2009.
MFRS 17 “Service concession contracts” — It eliminates the inconsistency between MFRS D-6 Capitalization of the comprehensive financial result and Statement D-7 Contracts for construction and manufacturing of certain equity goods, concerning the accounting treatment of the comprehensive financial result in the event of recognition of an intangible asset during the construction phase, for service concession contracts.
IMFRS 18 “Recognition of effects of the 2010 Tax Amendments to the Income tax” — It was issued to address the different concerns of the financial information preparers related to the Tax Amendments, specifically for the changes established in the tax consolidation regime and modifications to the Income tax rate.
The company is evaluating the impact, if any, that these may have on the company.

4. Trade receivables, net
As of December 31, 2008 and 2009, trade receivables, net consist of the following:

	December 31,
	2008		2009

Trade receivables	Ps.	370,627	Ps.	383,473
Less: allowance for doubtful accounts		(9,427)		(8,308)

Net	Ps.	361,200	Ps.	375,165

5. Land, machinery, furniture and equipment
As of December 31, 2008 and 2009, the machinery, furniture and equipment, net consist of the following:

	December 31,				Depreciation
	2008		2009		rate

Machinery and equipment	Ps.	132,991	Ps.	156,455	10%
Office furniture and equipment		130,460		138,280	10%
Automotive equipment		175,959		173,784	25%
Others		5,603		7,361	Other

		445,013		475,880

Less: accumulated depreciation		(267,129)		(286,192)

Total		177,884		189,688

Land (a)		437,052		444,496
Construction in progress (b) (See Note 8)		411,570		162,378
Advances to contractors		54,306		184,289

Net	Ps.	1,080,812	Ps.	980,851

Depreciation expense for the years ended December 31, 2007, 2008 and 2009 was Ps. 40,883, Ps. 46,154 and Ps. 47,279, respectively.

(a)
In October 2008, the Company acquired, through public bid and with the authorization of the Board of Directors, 130.3 hectares of land in Huatulco for a total US$286,283. See acquired commitments in Note 17d.

(b)
At December 31, 2008, works in progress include US$379,820 corresponding to the projects involving runway 2 and the control tower currently under construction at the Cancun Airport, considered in the Master Development Plan described in Note 17b. As of December 31, 2009, the Company completed and capitalized US$706,692 related to these two projects.

6. Airport concessions
As specified in Note 1, in June 1998, the Ministry of Communications and Transportation granted to the Company the concessions to operate, maintain and develop nine airports in the Southeast Mexico for Ps. 12,710,426 (December 31, 2007 constant pesos). The total cost of the airport concessions, at the acquisition date, were allocated to the rights to use the airport facilities based on the replacement cost of depreciated assets, as determined by an independent appraiser, and to certain environmental liabilities assumed based on Management’s best estimate of the actual costs to be incurred, with the excess acquisition cost allocated to the airport concessions as follows:

			Remaining
			estimated
			useful life
			(years)

Acquisition cost	Ps	12,710,426

Allocated to:
Rights to use airport facilities:
Runways, taxiways, and aprons	Ps.	1,582,491	39
Buildings		511,858	13-39
Other infrastructure		132,067	20
Land		684,725	39

		2,911,141

Environmental liabilities		(15,529)
Airport concessions		9,814,814	39

Total	Ps.	12,710,426

Total amortization expense for the years ended December 31, 2007, 2008 and 2009, was Ps. 252,759, Ps. 260,930 and Ps. 260,730, respectively.

As of December 31, 2009, the airport concessions and rights to use airport facilities consist of the following:

	December 31,
	2008		2009

Airport concessions	Ps.	9,814,814	Ps.	9,814,814
Other rights acquired (Note 7)		493,635		493,635
Others		1,311		1,311
Less: accumulated amortization		(2,476,738)		(2,681,616)

Airport concession	Ps.	7,833,022	Ps.	7,628,144

	December 31,
	2008		2009

Rights to use airport facilities	Ps.	2,911,141	Ps.	2,911,141
Other rights acquired (Note 7)		62,510		62,510
Less: accumulated amortization		(822,373)		(887,461)
Others — write off		(27,413)		(28,714)

Rights to use airport facilities	Ps.	2,123,865	Ps.	2,057,476

Each of the Company’s airport concessions include the following basic terms and conditions:
•
The concession holder should undertake the construction, improvement or maintenance of the facilities in accordance with its Master Development Plan and is required to update the plan every five years (see Note 17).

•
The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable laws and regulations, and is subject to statutory oversight by the Ministry of Communications and Transportation.

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

•
The concession may be terminated for non-performance if the concession holder fails to comply with certain of the obligations imposed by the concessions as established in Article 27 or for the reasons specified in Article 26 of the Airport Law.

•	The terms and conditions of the regulations governing the operations of the Company may be modified by the Ministry of Communications and Transportation.
7. Other rights acquired
Effective as from June 30, 1999, the Company acquired the rights of Cancun Air, S. A. de C. V., Dicas, S. A. and Aeropremier de Mexico, S. A. de C. V., to provide certain services at the Cancun and Merida international airports and certain related machinery, furniture and equipment worth approximately US$39.6 million.
Previously, Airports and Auxiliary Services had granted Air Cancun the rights to build, operate, maintain and develop the airport charter and certain supporting facilities in the Cancun International Airport until December 19, 2006.
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

The acquisition cost of the rights has been allocated to the rights to use the underlying facilities based on depreciated asset replacement cost, as determined by an independent appraiser, with the excess allocated to airport concessions as follows:

			Remaining
			estimated
			useful lives
			(years)
Acquisition cost	Ps.	556,145

Allocated to:
Rights to use:
Buildings	Ps.	59,694	17-39
Other infrastructure		2,816	2

		62,510

Airport concessions		493,635	2

Total	Ps.	556,145

Amortization of the rights to use the underlying facilities is recorded on a straight-line basis over the estimated remaining useful lives of the assets. Amortization of amounts allocated to airport concessions is recorded over the term of the rights acquired. Amortization expense for the years ended December 31, 2007, 2008 and 2009 was Ps. 9,043, Ps. 10,058 and Ps. 9,953, respectively.
Through an agreement signed March 2004, the Company terminated certain lease agreements early, including one with operators of restaurants and convenience stores at the Aeropuerto de Cancun, S. A. de C. V. The price of this transaction was U.S.$7 million dollars, and is being amortized by using the straight-line method over the remaining lives of the original lease agreements signed by the parties.
In July 2006, ASUR signed an agreement with a third party by which the Company transferred the operation of the restaurant and snack bar in the Cancun Airport. The total amount of the transaction is U.S.$2.5 million that is being paid in 9 semi-annual installments with an interest rate of 15%.
During 2006, the Company invested in various feasibility studies in connection with the bidding for the concession to construct and operate an alternative airport in southeast area of Riviera Maya. As of December 31, 2007, the Company has capitalized expenses for US$1 million. During the year 2008, the Company wrote-off such costs totaling U.S.$1 million.

8. Improvements to concessioned assets
The improvements to concessioned assets as of December 31, 2008 and 2009, were comprised of the following:

	December 31,
	2008		2009

Buildings	Ps.	1,521,324	Ps.	1,679,080
Air side		1,083,086		1,577,878
Land side		312,122		339,856
Technical installations		301,068		308,701
Machinery and equipment		246,338		263,271
Security equipment		272,336		278,482
IT equipment		291,494		306,212
Others		40,195		44,862

Total		4,067,963		4,798,342

Less: accumulated depreciation		(842,573)		(1,139,611)

Total	Ps.	3,225,390	Ps.	3,658,731

Total depreciation expense for the years ended December 31, 2007, 2008 and 2009, was Ps. 219,057, Ps. 265,336 and Ps. 297,471, respectively.
The comprehensive financing result (RIF) capitalized in 2009 is presented as follows:

	Amount of
	qualifying	RIF capitalized in
Asset type	assets	the year

Improvements to concessioned assets	$130,142	$4,798
Works in progress	98,481	3,100

Total RIF capitalized	$228,623	$7,898

9. Accrued expenses and other payables
As of December 31, 2008 and 2009, this account consists of the following:

	December 31,
	2008		2009

Taxes payable	Ps.	453,290	Ps.	39,610
Concession fees		45,421		24,501
Due to Shareholder — ITA		23,411		23,443
Other accruals		89,426		81,266

Total	Ps.	611,548	Ps.	168,820

10. Bank Loans
In May 2009, the Cancun Airport, S. A. de C. V. (subsidiary) executed three term credit facilities, consisting of a Ps. 250 million three-year term credit facility from each of IXE Banco, Banco Santander and BBVA Bancomer. The facilities each have 11 equal amortizations of principal, are denominated in pesos, and charge interest at a rate based on the Tasa de Interes Intercambiaria de Equilibria, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.75% to 2.00%.
These resources could be used for general corporate purposes, or to fund capital expenditures associated with our master development programs. The loans have been arranged as follows:

	Credit line	Principal	Interest	Classification
Bank	Amount Drawn	amortization	payment	Short	Long
IXE	$250,000	$22,727	$1,379	$92,288	$136,364
Santander	250,000	22,727	3,725	93,529	137,469
BBVA	100,000	9,091	1,794	36,700	56,003

	$600,000	$54,545	$6,898	$222,517	$329,836

Some of these loans require the Company and its subsidiaries to maintain a liquidity ratio of at least 1.25 to 1.00, an interest coverage ratio of at least 5.00 to 1.00, a ratio of liabilities from the capital made no greater than 0.75 to 1.00 and a ratio of earnings before interest, taxes, depreciation and amortization of debt of at least 2.00 to 1.00, or to contract hire more than Ps. 500 million of additional debt. In the event of a breach, the credits lines constrain the ability to pay dividends to shareholders. At December 31, 2009, the Company has complied with these clauses. In order to reduce the risk of adverse movements attributable to the profile of interest rates contracted for bank loans, the Company entered into contracts for interest rate Swaps. See Note 3c

11. Stockholders’ equity
At December 31, 2008 and 2009, the minimum fixed capital with no withdrawal rights is Ps. 7,767,276 (nominal figure), represented by 300,000,000 (series “B” 277,050,000 and series “BB” 22,950,000) ordinary nominative Class I shares with no par value, fully subscribed and paid in. The variable portion of the capital stock is represented by ordinary nominative Class II shares. The shares are classifies in series B and BB as shown below:

Number
of shares	Description	Amount

277,050,000	Series B	$7,173,079
22,950,000	Series BB	594,197

300,000,000		7,767,276

	Accumulated inflation effect	5,031,928

	Capital stock at December 31, 2009	$12,799,204

Additionally, at December 31, 2009, the historical value and the actualization effect of stockholders equity are integrated as shown below:

	Valor
Item	Historical	Actualized	Total

Capital stock	$7,767,276	$5,031,928	$12,799,204
Legal reserve	223,492	23,025	246,517
Retained earnings	1,752,671	(940,697)	811,974

Total	$9,743,439	$4,114,256	$13,857,695

ASUR and each of its Subsidiaries are legally required to allocate at least 5% of their unconsolidated annual net income to a legal equity reserve fund. This allocation must be continued until the equity reserve is equal to 20% of the issued and outstanding capital stock of the relevant Company. Mexican corporations may only pay dividends on retained earnings after the reserve fund for the year has been set up. As of December 31, 2008 and 2009, the Company transferred Ps. 26,118 and Ps. 52,473, respectively from retained earnings to legal reserve. At the April 25, 2008, general stockholders’ meeting, the stockholders agreed to establish a maximum amount for the repurchase of shares of Ps. 678,946 pesos (Ps. 194,464 in 2007). As of December 31 2009 this reserve does not have a balance.

Dividends
At the April 27, 2007 General Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps. 231,249 (Ps. 225,000 nominal), or Ps. 0.75 (nominal) per share, which gave rise to an income tax on dividends of Ps. 88,873 (Ps. 87,500 nominal), since those dividends were not from the After-tax Earnings Account, see Note 13.
At the April 25, 2008 General Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps. 600,000 nominal, or Ps. 2.00 (nominal) per share, which gave rise to an income tax on dividends of Ps. 351,264 nominal, since those dividends were not from the After-tax Earnings Account. The Company recognized a favorable tax balance in the Balance Sheet of Ps. 351,264 since the tax may be offset against the Income Tax (ISR) incurred in the following two years, as established in the taxation provisions currently in force.
At the April 23, 2009 general stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps. 1,884,000 nominal, or Ps. 6.28 (nominal) per share, which gave rise to an income tax on dividends of Ps. 191,130 nominal, since those dividends were not from the After-tax Earnings Account. The Company recognized a favorable tax balance in the Balance Sheet of Ps. 180,419 since the tax may be offset against the Income Tax (ISR) incurred in the following two years, as established in the taxation provisions currently in force.
Dividends are tax free if paid out of the CUFIN (Net Taxable Income Account). Dividends paid in excess of the CUFIN balance will be subject to a tax equivalent to 42.86% in 2010, 2011 and 2012, 40.85% in 2013 and 39.89% beginning January 1, 2014. Tax due will be payable by the Company and may be credited against Income Tax of that year or the Income Tax of the two immediately following fiscal years. Dividends paid will not be subject to any withholding tax.
In the event of a capital reduction, any excess of stockholders’ equity over paid-in capital accounts balances is accorded the same tax treatment as a dividend, in accordance with the procedures provided for in the Income Tax Law.
Substantially all consolidated profits of the Company were generated by its subsidiaries. Retained earnings can be distributed to the Stockholders of ASUR to the extent that its subsidiaries have distributed profits to ASUR.

12. Rentals under operating leases
The Company leases commercial space inside and outside the terminals to third parties under operating lease agreements. Following is a schedule of minimum future rentals per year on non cancelable operating leases as of December 31, 2009.

Period ending December 31:

2010	Ps.	680,599
2011		641,435
2012		615,336
2013		658,916
2014		549,416
Thereafter		1,192,112

Total	Ps.	4,337,814

13. Foreign currency balances and transactions
The foreign currency position of monetary items at December 31, 2008 and 2009 were shown as follows:

	Foreign currency		Period end
	amounts		Exchange rate		Mexican pesos
	(thousands)				(thousands)
December 31, 2008
Assets:
Cash and marketable securities	US$	15,498	Ps.	13.8325	Ps.	214,376
Prepaids advances		133		13.8325		1,840
Deposits		36		13.8325		498
Clients		3,463		13.8325		47,902
Liabilities:
Accrued expenses and other balances payables	US$	489	Ps.	13.8325	Ps.	6,764
Deposits		1,369		13.8325		18,937

	Foreign currency		Period end
	amounts		Exchange rate		Mexican pesos
	(thousands)				(thousands)
December 31, 2009
Assets:
Cash and marketable securities	US$	8,388	Ps.	13.0659	Ps.	109,597
Prepaids advances		1,546		13.0659		20,200
Deposits		36		13.0659		470
Clients		4,032		13.0659		52,682
Liabilities:
Accrued expenses and other balances payables	US$	325	Ps.	13.0659	Ps.	4,246
Deposits		1,212		13.0659		15,836

The principal foreign currency transactions during the year ended December 31, 2007, 2008 and 2009, were as follows:

	Foreign currency		Average
	amounts		exchange rate		Mexican pesos
	(thousands)				(thousands)

Year ended December 31, 2007
Statement of income:
Technical assistance fees and related costs	US$	2,451	Ps.	10.9249	Ps.	26,777
Professional services expenses		2,198		10.9363		24,038
Other		4,250		10.8430		46,083

Year ended December 31, 2008
Statement of income:
Professional services expenses	US$	1,825	Ps.	11.3972	Ps.	20,800
Other		3,025		11.3682		34,389

Year ended December 31, 2009
Income statement:
Professional services expenses	US	2,184	Ps.	13.2230	Ps.	28,879
Other		3,877		13.3330		51,692
14. Income tax, asset tax and flat tax
The Company does not currently prepare a consolidated tax return.
a) Income tax
In 2007, 2008 and 2009 the Company’s subsidiaries (with the exception of those mentioned below) had combined income tax losses of Ps. 89,457, Ps. 329,966 and Ps. 140,381, respectively, in 2007 taxable income was Ps. 257,070 and Ps. 262,673, respectively in Aeropuerto de Cancun, S.A. de C.V. and Grupo Aeroportuario del Sureste, S. A. B. de C. V. (stand alone), in 2008 taxable income was Ps. 69,517 and Ps. 1,389,540, respectively in Cancun Airport Services, S. A. de C. V. and Grupo Aeroportuario del Sureste, S. A. B. de C. V. and in 2009 taxable income was Ps. 57,344, Ps. 257,749 and Ps. 1,299,972, respectively, in Cancun Airport Services, S. A. de C. V., Grupo Aeroportuario del Sureste, S. A. B. de C. V. and Aeropuerto de Cancun, S. A. de C. V. The last company mentioned here did not have an income tax payable in 2009 due to amortization of tax loss carryforwards from previous years.

Based on financial and tax projections of each subsidiary which show that, with the exception of Aeropuerto de Cancún, S.A. de C.V. (Cancún Airport), Grupo Aeroportuario del Sureste, S.A.B. de C.V. (individual) and Cancun Airport Services, S.A. de C.V., the rest of the subsidiaries will essentially pay IETU in the future, the Company wrote-off net Ps. 150 million, representing the cumulative deferred income taxes of these subsidiaries. In addition, as of December 31, 2007, the Company recognized a deferred IETU tax liability of Ps. 706.6 million and a deferred IETU tax asset of Ps. 217.4 million corresponding to timing differences generated in the calculation of the IETU taxable base which are expected to materialize in future periods in the following subsidiaries: Aeropuerto de Cozumel, S.A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V.
Taxable income differs from the net income due to timing and permanent differences arising basically from the different basis for the recognition of the effects of inflation and for the effects of the non-deductible expenses. See section c) below.
On December 7, 2009 the Mexican Congress released a decree amending, adding and repeating various provisions of the Income Tax Law 2010. The decree establishes that the income tax rate applicable for the years from 2010 to 2012 will be 30%, for 2013 it will be 29% and as from January 2014 it will be 28%. At December 31, 2009 the effect of the modified tax rates described above resulted in a decrease in the deferred income tax balance of Ps. 11,559, with a corresponding effect on income for the year, which was determined based on the expected reversal of temporary items at the expected rates.
For the years ended December 31, 2007, 2008 and 2009, the income tax provision was composed as follows:

	For the years
	ended December 31,
	2007		2008		2009

Current income tax	Ps.	64,638	Ps.	408,536	Ps.	88,224
Deferred income tax		230,931		(58,965)		232,107
Cancellation of income tax from prior periods		(150,041)

Provision for income tax	Ps.	145,528	Ps.	349,571	Ps.	320,331

The reconciliation between the statutory and effective tax rates is shown below:

	For the years
	ended December 31,
	2007		2008		2009

Income before statutory income tax	Ps.	1,178,929	Ps.	1,548,235	Ps.	1,342,102
Less: income from subsidiaries subject to IETU tax				(25,154)		(134,689)

Income before statutory income tax		1,178,929		1,523,081		1,207,413

Statutory income tax rate		28%		28%		28%

Income tax to statutory rate		330,100		426,463		338,076

Nondeductible expenses and other permanent differences		(41,221)		(10,768)		132
Nontaxable income		(8,567)		(6,410)
Net difference between the gain or loss on net monetary position and the inflationary component determined for tax purposes		33,698		(28,278)		(5,565)
Discontinuation of inflation				(31,436)		(23,871)
Valuation allowance		(18,441)
Cancelation of deferred income tax		(150,041)
Change in tax rate						11,559

Income tax provision	Ps.	145,528	Ps.	349,571	Ps.	320,331

Effective tax rate		12%		23%		27%

The income tax effects of temporary differences that give rise to significant deferred income tax assets and liabilities as of December 31, 2008 and 2009 are as follows:

	December 31,
	2008		2009
Deferred income tax
Deferred asset tax:
Tax loss carryforwards	Ps.	397,968	Ps.	42,939
Other		12,187		64,304
Recoverable asset tax		442,722		393,531

		852,877		500,774

Deferred tax liabilities:
Airport concessions, rights to use airport facilities and machinery furniture and equipment		(1,941,762)		(1,870,874)
Other		(2,321)		(2,404)

		(1,944,083)		(1,873,278)

Net deferred tax liabilities	Ps.	(1,091,206)	Ps.	(1,372,504)

In 2008, the Company entered into various intercompany agreements that allow us to make charges and credits to companies of the Group for the purpose of establishing sufficient cash flows at each subsidiary in order to support such subsidiary’s respective obligations under its concession, master development program and applicable law. The implementation of this strategy affects operating income results reported by individual subsidiaries but does not affect our pre-tax consolidated results. However, as a result of these transactions, Grupo Aeroportuario de Sureste S.A.B. de C.V. (GAS) (the holding company) increased its taxable income which directly impacted its current tax provision.
b) Employees’ statutory profit sharing (ESPS)
The Company is subject to payment of ESPS, which is calculated by applying the procedures established in the Income Tax Law. In 2009, the Company determined ESPS of Ps. 1,156. The ESPS taxable base differs from the book result mainly due to the following: a) the Company recorded restated depreciation and the accrued exchange fluctuation for book purposes, while for ESPS purposes it recorded historical depreciation and the exchange fluctuation when it is due, b) the timing differences on which certain items accrue or are deducted for book and ESPS purposes and c) the items that only affect the book result or ESPS for the year. In 2009, the Company determined a deferred ESPS asset of Ps. 2,421 for timing differences.
In April and May 2008, the Company cancelled the deferred profit sharing (PTU) balance, which was applied to consolidated income for the period as an ordinary expense of Ps. 37,496, due to the restructuring of the Group.
c) Asset tax
According to the Flat Rate Business Tax Law (Ley del Impuesto a Empresas de Tasa Unica) effective as of January 1st, 2008, the asset tax balance may be recovered through rebates over the following ten years up to 10% each year, provided that this amount does not exceed the difference between the income tax paid in that year and the lowest annual amount of asset tax paid during the three years prior to January 1, 2008. The asset tax may be restated by applying any of the factors derived from the INPC.
The Company submitted a consultation to the Mexican Ministry of Finance in order to confirm the principle whereby the Company does not lose the right to recover part of the Asset Tax under this concept. As of the date of this report, the answer received from the Ministry of Finance is that it is not possible to confirm the status of the Asset Tax recovery to the Company. This matter is presently being litigated in the federal court system.

In 2008 and 2009, the Company wrote-off an asset tax balance in income for the period in the amount of Ps. 60.09 million and Ps. 60.65 million, respectively. These sums will no longer be recoverable according to the mechanisms established under the IETU Law, which states that asset tax will be recovered gradually each year up to a maximum amount of 10% of the total asset tax paid over the 10 years prior to 2008.
d) Flat rate business tax IETU Tax (Impuesto Empresarial a Tasa Única,):
Flat rate tax for 2009 is calculated at the 17% rate (16.5% for 2008) on profits determined as based on the cash flows, such that net income represents the difference between the total income collected by taxable activities, less the authorized tax deduction paid. In addition, it is also allowed to reduce this amount with Flat rate tax credits, based on the procedures established in the law. As of 2010 the Flat rate tax rate will be 17.5% and the effect of the change in the temporary differences in rates from 2009 has been recognized in previous periods with base on the tax and financial projections of 10 years,
From October 1, 2007, in compliance with FRS D-4 and IFRS-8, the Company recognized a deferred tax corresponding to the temporary differences arising in determining the IETU tax base that are realized in subsequent periods for the following subsidiaries:: Aeropuerto de Cozumel, S. A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V., Aeropuerto de Tapachula, S. A. de C. V., Aeropuerto de Veracruz, S. A. de C. V., Aeropuerto de Villahermosa, S. A. de C. V., Servicios Aeroportuarios del Sureste, S. A. de C. V., as well as RH Asur, S. A. de C. V. The flat rate business tax provision in 2008 and 2009, are as follows:

	December 31
	2007	2008	2009

Current IETU		$78,225	$126,111

Deferred IETU	$489,141	10,879	37,596

Provision for IETU	$489,141	$89,104	$163,707

At December 31, 2008 and 2009, the principal timing differences on which deferred IETU Tax was recognized are as shown below:

	December 31,
	2008		2009
Deferred IETU tax liability:

Airport concessions, rights to use airport facilities, improvements to concessions asset and machinery furniture and equipment	Ps.	3,992,049	Ps.	4,039,110
Trade receivable		91,718		127,929
Valuation allowance		4,291
Others		(91,778)		(15,428)

		3,996,280		4,151,611

Applicable flat tax rate		17.5%		17.5%

Deferred IETU tax liability	Ps.	699,349	Ps.	726,532

Tax credit by:

Airport concessions, rights to use airport facilities, improvements to concessions assets, machinery furniture and equipment	Ps.	195,805	Ps.	174,682
Excess deductions on taxable income		3,524		14,234

		199,329		188,916

Deferred IETU tax liability net	Ps.	500,020	Ps.	537,616

15. Technical assistance agreement
In connection with the sale of the Series “BB” shares to Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (“ITA”), ASUR entered into a technical assistance agreement with ITA in which ITA and its Stockholders agreed to provide management and consulting services and transfer industry expertise and technology to ASUR in exchange for a technical assistance fee.
The agreement has an initial fifteen-year term and is automatically renewed for successive five-year terms unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The Company may only exercise its termination right pursuant to a Stockholder’s resolution. ITA began providing assistance under the agreement on April 19, 1999.

Under the agreement, the Company agreed to pay an annual fee equal to the greater of a fixed fee of U.S.$2.0 million or 5% of the Company’s earnings prior to deducting the technical assistance fee and before comprehensive financing cost, income taxes and depreciation and amortization, determined in accordance with MFRS.
Each year the fixed fee will be increased by the rate of inflation in the US. ASUR must also pay the value-added tax on the payment amount. The Company entered into an amendment agreement relating to the Technical Assistance and Technology Transfer Agreement, which states that the related fee will be paid on a quarterly basis as of January 1st, 2008. These quarterly payments will be deducted from the annual fee.
For the years ended on December 31, 2007, 2008 and 2009, the Company incurred technical assistance expenses of Ps. 91,945, Ps. 104,485 and Ps. 103,518, respectively. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. ITA’s Series “BB” shares were placed in a trust to, among other things; ensure performance under the technical assistance agreement.
16. Related party transactions
See Notes 10 and 14 for disclosures concerning certain other transactions with related parties.

As of December 31, 2008 and 2009, the accounts pending payment with related parties are as follows:

	December 31,
	2008		2009

Accounts receivable:
Compañía Méxicana de Aviación, S. A. de C. V. (Key management personnel)	Ps.	34,296	Ps.	36,956

Accounts payable:
Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (Shareholder)	Ps.	(23,441)	Ps.	(23,443)
Promecap, S. C. (Key Management personnel)		(601)		(488)
Lava Tap de Chiapas, S. A. de C. V. (Key management personnel)		(291)		(292)
Telefonos de México, S. A. de C. V. (Key management personnel)		(108)		(20)

		(24,441)		(24,443)

Net	Ps.	9,855	Ps.	12,713

During the years ending December 31, 2007, 2008 and 2009, the following transactions with related parties were carried out.

	2007		2008		2009

Revenues from airport services	Ps.	198,787	Ps.	159,014	Ps.	133,136
Technical assistance		(91,945)		(104,485)		(103,518)
Administrative services		(5,782)		(5,181)		(6,408)
Leases		(2,457)		(2,617)		(3,212)
Telephone services and network connections		(5,737)		(6,931)		(3,754)
Cleaning services		(5,263)		(10,224)		(9,662)
Investment (transport equipment)						(6,392)
Others		(3,003)		(4,354)		(2,461)

During the years ending December 31, 2008 and 2009, the Company provided the following benefits to key Management Personnel, the Board of Directors and the different committees of the Board of Directors:

	2008		2009

Compensation to key personnel	Ps.	20,627	Ps.	23,756
Compensation to Board of Directors and Committees		4,365		7,401
17. Commitments and contingencies
Commitments:
a)
In 2005, the Company entered into a new 60 month operating lease with a related party for its corporate offices with monthly payments of U.S.$17,832, and as from January 1st, 2009 the monthly operating lease increased to U.S.$19,653. These lease agreements have an option to renew in 2010.

Rental expense was approximately Ps. 2,457, Ps. 2,617 and Ps. 3,212 for the years ended December 31, 2007, 2008 and 2009, respectively.

b)
On March 31, 2009, the Company received approval of the Ministry of Communications and Transportation for its Master Development Plan (“MDP”) for each of the nine airports for the period from 2009 through 2013. Based on the MDPs presented, the Company has agreed to make improvements from 2009 through 2013. The commitments are as follows:

Period	Amount

2010	Ps.	1,574,561
2011		975,208
2012		724,052
2013		519,395

	Ps.	3,793,216	(1)

Expressed in thousands of pesos as of December 31, 2009 purchasing power, applying Mexican National Construction Price Index factors according to the MDP’s terms.
c)
In accordance with the terms for the purchase of the land in Huatulco in October 2008, the Company is required to build 450 hotel rooms within four years. To this end, the Company intends to enter into agreements with third parties in order to honor the commitment assumed with FONATUR. On February 26th, 2009, the Company delivered its proposal for a Comprehensive Tourism Plan related to this project to FONATUR, and as of that date, said proposal is pending approval.

Contingencies:
a)	The operations of the Company are subject to Mexican federal and state laws.
b)
At present, there are two labor law claims against the Company mainly relating to involuntary terminations. The Company is currently seeking resolution through the judicial process and no ruling has been handed down at the date of this report. The total amount of these claims is approximately Ps. 2 million.

c)
The Huatulco municipal government has initiated legal proceedings against the Company to claim payment of property tax on the land where the airport is located. The Company believes that there is no legal ground for the proceedings as was the case for other of Group’s airports where a favorable ruling for the Company was obtained concerning the payment of the tax in question (although the municipality has since taken legal action to request the revocation of this ruling).

Management does not believe that any liabilities relating to these claims are likely to have a material adverse effect on the Company’s consolidated financial position or the results of its operations.

d)
The Mexican Department of Civil Aviation (DGAC) has initiated twelve administrative lawsuits against the Company based on a series of audits carried out from 2004 to 2006. The Company has begun counter-proceedings as it considers that these lawsuits are invalid due to the inappropriateness of procedures followed by the DGAC. Since these lawsuits make no reference to the number of observations that have not been resolved or to the possible penalties that might be applied, it is not possible to estimate the potential effects on the consolidated financial position of the Company.

18. Segment information

Year ended												Consolidation	Consolidation
December 31, 2007	Cancun		Villahermosa		Mérida		Servicios		Other			Adjustments	Total

Total revenues	Ps.	2,108,081	Ps.	130,984	Ps.	172,100	Ps.	206,271	Ps.	1,003,494	Ps.	(835,039)	Ps.	2,785,891
Operating income (loss)		667,332		42,657		22,795		3,319		430,067				1,166,170
Total assets		11,303,907		898,475		1,251,028		22,383		17,944,140		(14,743,853)		16,676,081
Capital expenditures		544,066		5,679		45,745		1,966		67,704				665,160
Depreciation and amortization		350,138		29,279		41,000		2,208		118,196				540,821

Year ended												Consolidation	Consolidation
December 31, 2008	Cancun		Villahermosa		Mérida		Servicios		Other			Adjustments	Total

Total revenues	Ps.	2,449,918	Ps.	139,899	Ps.	178,616	Ps.	421,034	Ps.	1,544,649	Ps.	(1,565,409)	Ps.	3,168,707
Operating income (loss)		356,192		27,590		2,549		(19,307)		1,016,673				1,383,697
Total assets		10,746,482		924,198		1,252,538		43,942		19,434,765		(15,027,331)		17,374,594
Capital expenditures		497,988		9,127		15,877		1,025		411,755				935,772
Depreciation and amortization		390,589		32,366		46,997		1,830		129,731				601,513

Year ended												Consolidation	Consolidation
December 31, 2009	Cancun		Villahermosa		Mérida		Servicios		Other			Adjustments	Total

Total revenues	Ps.	2,421,840	Ps.	119,345	Ps.	182,177	Ps.	424,469	Ps.	868,616	Ps.	(885,263)	Ps.	3,131,184
Operating income (loss)		1,033,075		10,989		25,909		7,250		260,107				1,337,330
Total assets		11,521,533		879,072		1,247,460		31,864		17,635,881		(14,620,102)		16,695,708
Capital expenditures		357,343		46,121		72,792		336		200,073				676,665
Depreciation and amortization		401,429		33,805		48,656		1,686		143,931				629,507
19. Differences between Mexican Financial Reporting Standards and US GAAP
The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States of America (“US GAAP”). Through December 31, 2007 the consolidated financial statements include the effects of inflation as provided for under Statement B-10 and the amendments thereto (see Note 2). The reconciliation does not include the reversal of adjustments to the consolidated financial statements for the effects of inflation required under MFRS because the application of Statement B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.

Adoption of new accounting principles
In June 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles (formerly SFAS No. 168, the “FASB Accounting Standards Codification” and the hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162) (“ASC 105”), ASC 105 establishes the FASB ASC as the single source of authoritative nongovernmental U.S. GAAP, except for SEC rules and interpretive releases, which are sources of authoritative U.S. GAAP for SEC registrants. The standard is effective for interim and annual reports as of September 30, 2009, which did not have a material impact on the Company’s audited consolidated financial statements.
In May 2009, the FASB issued ASC 855, Subsequent Events (formerly SFAS No. 165, Subsequent Events) (“ASC 855”). ASC 855 establishes general accounting standards and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for the fiscal years and interim periods ended after June 15, 2009. The Company adopted the provisions of the standard, which had no effect on its audited consolidated financial statements and subsequent events through the date of this filing.
In March 2008, the FASB issued ASC 815, Derivatives and Hedging (formerly SFAS No. 161 Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133) (“ASC 815”). ASC 815 requires enhanced disclosures about an entity’s derivative and hedging activities including how and why an entity uses derivative instruments and related hedged items, how an entity accounts for derivative instruments and related hedged items and how derivate instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. ASC 805 is effective beginning January 1, 2009. The Company adopted the provisions of the standard and included its effect on its audited consolidated financial statements.
The principal differences between MFRS and US GAAP and the effect on the Company’s net income and stockholders’ equity are presented below with an explanation of the adjustments:

	For the year ended December 31,
	2007		2008		2009
Reconciliation of net income:

Net income as reported under MFRS	Ps.	522,361	Ps.	1,049,469	Ps.	797,410

US GAAP adjustments:
(A) Amortization of airport concessions		196,336		196,336		196,336
(A) Amortization of rights to use airport facilities		10,594		10,341		10,693
(B) Amortization of Terminal 1 building write-off reversal		109		109		109
(C) Contract termination fee on leasehold agreement		16,526		16,165		10,766
(D) Concession fee on leasehold agreement, net of inflation effects (1)		(14,531)		6,186		6,186
(E) Tax on dividends, net		(88,873)				(10,711)
(F) Deferred employees’ statutory profit sharing, net of inflation effects (1)		(120,593)		(15,895)		(2,227)
(G) Deferred income taxes, net of inflation effects (1)		(662,816)		(36,649)		(77,479)
(H) Deferred flat rate business tax, net of inflation effects (1)		398,161		(6,453)		(11,847)

Total US GAAP adjustments		(265,087)		170,140		121,826

Net income under US GAAP	Ps.	257,274	Ps.	1,219,609	Ps.	919,236

Basic and diluted earnings per share	Ps.	0.86	Ps.	4.07	Ps.	3.06

(1)	Net of inflation for the year ended December 31, 2007 only.

	As of December 31,
	2008		2009
Reconciliation of stockholders’ equity:

Total stockholders’ equity reported under MFRS	Ps.	14,954,996	Ps.	13,857,695

US GAAP adjustments:
(A) Airport concessions		(7,819,192)		(7,622,856)
(A) Rights to use airport facilities		(458,255)		(447,562)
(B) Terminal 1 write-off reversal		(49,944)		(49,835)
(C) Contract termination fee on leasehold agreement		(10,766)
(D) Concession fee on lease hold agreement		(12,359)		(6,173)
(F) Deferred employees’ statutory profit sharing		1,420		(807)
(G) Deferred income taxes		1,655,649		1,578,170
(H) Deferred flat rate business tax		391,708		379,861

Total US GAAP adjustments		(6,301,739)		(6,169,202)

Total stockholders’ equity under US GAAP	Ps.	8,653,257	Ps.	7,688,493

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under US GAAP are as follows:

Balance at December 31, 2007	Ps.	8,033,648
Net income		1,219,609
Dividends declared		(600,000)

Balance at December 31, 2008		8,653,257
Net income		919,236
Dividends declared		(1,884,000)

Balance at December 31, 2009	Ps.	7,688,493

The following tables present the condensed consolidated balance sheets and statements of income of the Company, including all US GAAP adjustments, as of December 31, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009.

	As of December 31,
	2008		2009
Assets
Current assets:
Cash and cash equivalents	Ps.	1,733,512	Ps.	876,922
Other current assets		877,512		957,561
Current deferred income tax asset		4,725		13,303
Current dividend income tax asset		290,387		253,191
Current deferred flat rate business tax		20,901		24,124

Total current assets		2,927,037		2,125,101

Improvements to concessioned assets, land, machinery, furniture and equipment — net		4,306,202		4,639,582
Airport concessions — net		13,776		5,237
Rights to use airport facilities — net		1,615,667		1,560,081
Noncurrent deferred employees’ statutory profit sharing		1,420		1,614
Noncurrent deferred income taxes		845,264		576,017

Total assets	Ps.	9,709,366	Ps.	8,907,632

Liabilities and Stockholders’ Equity
Current liabilities:
Other liabilities	Ps.	633,930	Ps.	183,140
Bank loans current portion				222,517
Seniority premiums		7,420		9,659

Total current liabilities		641,350		415,316

Bank loans and financial derivatives				329,836
Deferred income taxes liability		285,546		292,108
Deferred flat rate business tax liability		129,213		181,879

Total liabilities		1,056,109		1,219,139

Total stockholders’ equity		8,653,257		7,688,493

Total liabilities and stockholders’ equity	Ps.	9,709,366	Ps.	8,907,632

	For the years ended
	December 31,
	2007		2008		2009

Net revenues	Ps.	2,771,216	Ps.	3,174,893	Ps.	3,137,370

Cost of services (1)		(862,827)		(825,997)		(790,789)
General and administrative expenses (1)		(104,019)		(114,159)		(121,708)
Depreciation and amortization		(317,256)		(378,561)		(411,603)
Other expenses		(233,624)		(268,971)		(269,461)

Operating expenses		(1,517,726)		(1,587,688)		(1,593,561)

Operating income		1,253,490		1,587,205		1,543,809

Net comprehensive financing income		14,367		174,273		20,156
Tax expense (2)		(1,010,583)		(541,869)		(644,729)

Net income	Ps.	257,274	Ps.	1,219,609	Ps.	919,236

(1)	Exclusive of depreciation and amortization.

(2)	Consists of asset tax, tax on dividends, income taxes and flat rate business tax.
(A) Airport concessions, rights to use airport facilities and environmental liabilities
Under MFRS, the acquisition costs of the nine airport concessions were allocated to the rights to use the airport facilities and to the environmental liabilities assumed, with the remainder allocated to airport concessions. The amount allocated to the rights to use the airport facilities was based on an independent appraisal. The fair values of the environmental liabilities assumed are based on management’s best estimate of the actual costs to be incurred and reflect the terms of an agreement with the environmental authorities.
The rights to use the airport facilities, environmental liabilities and the airport concessions were transferred between entities under common control. Under US GAAP, the rights to use the airport facilities and the environmental liabilities were recorded equal to their historical book value at November 1, 1998 (Ps. 2,232,696 and Ps. 15,532, respectively) and no value was assigned to the airport concessions from the predecessor.
Following is the summary of the amortization and depreciation of the airport concessions and the rights to use airport facilities for the next 5 years under US GAAP.

	(Expressed in thousands of Mexican Pesos)
Year	Concession	Rights to use airport facilities
2010	5,221	52,939
2011	—	52,247
2012	—	51,848
2013	—	51,779
2014	—	50,862

(B) Terminal 1 building write-off reversal
As described in Note 1, in July 2006 the Company was instructed by the Mexican federal government to repair the Terminal 1 building, and under MFRS, the Company reversed a portion of the 2005 write-off related to certain assets of Terminal 1 which were once again to be placed in service.
Under US GAAP, reversal of losses is not permitted, therefore, the amount reversed and its related annual depreciation recognized in MFRS was adjusted under US GAAP.
(C) Contract termination fee on leasehold agreements
Under MFRS, the Company capitalized a one-time termination fee on a concessionaire’s leases at the Cancun airport, which is being amortized over the remaining lives of the original lease agreements (see Note 7). Under US GAAP, pursuant to Accounting Standard Codification (ASC) 420, Exit or Disposal Cost Obligations, this fee represents a contract termination cost that should be expensed when the Company terminates the leases. Therefore, charges of Ps. 16,526, Ps. 16,165 and Ps. 10,766 in the US GAAP reconciliation in 2007, 2008 and 2009, respectively, reflect the reversal of amortization expense recorded under MFRS. The final reversal of the amortization expense recorded under MFRS was completed in 2009.
(D) Concession fee on leasehold agreement
During 2006, the Company entered into an agreement to transfer the operation of the restaurant and snack bar located in the Cancun airport to a third party. As result of this agreement, the Company would receive 9 semi-annual installments with an interest rate of 15%. During 2006, the Company received anticipated payments of Ps. 4,014 and during 2007, it received the total remaining installment payments required over the term of the leasehold agreement. Under MFRS the Company recognized the fee as income as collected. Under US GAAP, pursuant to ASC 840 “Leases”, this agreement is accounted for as an operating lease; therefore income is recognized on a straight-line basis over the term of the agreement.
(E) Tax on dividends
For the years ended December 31, 2007, 2008 and 2009, the Company paid tax on dividends amounting to Ps. 88,873, Ps. 351,264 and Ps. 191,130, respectively. Under US GAAP, tax on dividends is recorded as a deferred tax credit since, in accordance with Mexican Tax Law, it can be used to reduce future taxable income in the year incurred and the following two years, subject to certain limitations. Such tax on dividends is subject to a valuation allowance.

Under MFRS in effect through December 31, 2007, the recovered tax on dividends was recorded as a credit to retained earnings. Effective January 1, 2008, with the adoption of the new MFRS on income taxes, such amounts are no longer recorded to retained earnings but rather are reflected as a receivable subject to an evaluation of recoverability. For the year ended December 31, 2007, the Company had not recovered any amount of tax on dividends from the Tax Authorities. For the year ended December 31, 2008, approximately Ps. 60,875 were utilized to offset other taxes due, primarily due to a change in tax legislation which occurred in 2008. During 2009 the Company determined that Ps. 10,711 will not be recovered. This balance has been recorded as a tax expense for the period for US GAAP purposes.
(F) Deferred Employees’ Statutory Profit Sharing (“PTU”)
Under MFRS, Bulletin D-4 requires the recognition of Employees’ statutory profit sharing for all non-recurring temporary differences generated during the period.
Under US GAAP, Employees’ statutory profit sharing is recognized in accordance with the requirements of ASC Topic 740 “Income Taxes”. Under this method, Employees’ statutory profit sharing is recognized in respect of all temporary differences utilizing a full liability method. For US GAAP purposes, the PTU amounts were considered as operating expenses pursuant to the International Practices Task Force recommendations as set forth in their minutes. These movements in the Deferred PTU were classified in the statement of income for US GAAP purposes as Cost of Services.
Through December 31, 2007, the deferred PTU tax adjustment represents the cumulative impact of the differences in accounting relating to the US GAAP adjustments described in A), B), C) and D) above, and the difference in presenting the effects of inflation.
In the months of April and May 2008, the Company cancelled its deferred PTU balance related to certain subsidiaries and applied it to the results of the year as an ordinary expense of Ps. 19,934 due to the restructuring in the group, which involved the transfer of unionized and non-unionized employees, respectively, to the service companies RH Asur, S. A. de C. V. and Servicios Aeroportuarios del Sureste, S. A. de C. V. The latter will act as replacement employers.
(G) Deferred income taxes
Accounting for income taxes in accordance with Bulletin D-4 is similar to accounting for income taxes in accordance with US GAAP, ASC Topic 740 “Income Taxes”.
Statement D-4 requires that the change in net deferred income taxes during the period resulting from inflation on monetary deferred tax assets and liabilities be recorded against the gain or loss on monetary position. For US GAAP purposes, through December 31, 2007, the Company applied the guidance in ASC 830-740 “Foreign Currency Matters – Income Taxes”, “Application of FASB Statement No. 109 in Foreign Financial Statements Restated for General Price-Level Changes” and consequently, the deferred tax expense is calculated by comparing beginning and ending deferred tax balances on a constant currency basis (i.e. December 31, 2007 constant pesos). The monetary gain related to deferred income taxes for the year ended December 31, 2007 amounted to Ps. 486, which has been reflected in the deferred tax line item for US GAAP purposes. Because inflation changes are no longer applicable, the 2008 figures are not necessary.

The deferred income tax adjustments required to reconcile Stockholders’ equity and net income under MFRS to US GAAP as of and for the years ended December 31, 2007, 2008 and 2009, represents the cumulative impact of the differences in accounting relating to the US GAAP adjustments described in A), B), C) and D) above and the difference in presenting the effects of inflation as required for 2006 and 2007.
The tax effects of temporary differences that give rise to deferred asset tax and liabilities, after considering the impact of US GAAP adjustments, at December 31, 2008 and 2009 are as follows:

	As of December 31,
	2008		2009

Current deferred income asset tax:
Accrued liabilities	Ps.	5,880	Ps.	5,122
Tax paid on dividends		290,387		253,191
Tax loss carryforwards				42,939
Prepaids and other current liabilities				54,340
Less: Current valuation allowance		(1,155)		(89,098)

Net current deferred income asset tax	Ps.	295,112	Ps.	266,494

Noncurrent deferred income asset tax:

Tax paid on dividends		88,873	Ps.	191,130
Tax loss carryforwards	Ps.	533,396	Ps.	142,113
Others		4,590		2,069

		626,859		335,312
Less: Noncurrent valuation allowance		(224,317)		(152,826)

Noncurrent deferred asset tax		402,542		182,486
Noncurrent deferred income tax liability:
Fixed assets		(283,559)		(290,227)
Other deferred assets		(1,987)		(1,881)

Noncurrent deferred tax liability		(285,546)		(292,108)

Net noncurrent deferred asset (liability) tax		116,996		(109,622)

Total net deferred asset (liability) tax		412,108		156,872
Recoverable asset tax		442,722		393,531

Net deferred income asset tax under US GAAP		854,830		550,403

Net deferred income tax liability under MFRS		800,819		1,027,767

Net deferred income tax US GAAP adjustments to the net deferred income tax liability	Ps.	1,655,649	Ps.	1,578,170

Based on the history of cumulative tax losses in recent years and the expiration dates of the airport concessions, the Company has recognized a valuation allowance for those airports that, based on the projections, are not expected to generate taxable income in future periods when deductible temporary differences reverse or loss carry-forwards remain available under Mexican tax law.
Under MFRS, the tax on dividends is presented separately on the balance sheet as a current asset within the line “Recoverable taxed and other currents assets” and not within the line “Deferred Income Tax” line item amount. For US GAAP purposes, tax paid on dividends has historically been presented as a component of the “Deferred Income Tax” line item. In order to calculate the US GAAP deferred tax adjustments, both the MFRS balances of net deferred tax liability line item of (Ps. 1,372,504) and the dividend tax receivable Ps. 344,737 need to be taken together (totaling a net liability under MFRS of Ps. 1,027,767) since the US GAAP amounts include the dividend tax asset.
(H) Deferred flat rate business tax
On October 1, 2007, the Mexican Government enacted the new Flat Rate Business Tax (“Impuesto Empresarial a Tasa Unica” or “IETU”). This law became effective as of January 1, 2008. The law introduces a flat rate, which replaces Mexico’s asset tax and is applied along with Mexico’s regular income tax. Mexican companies are required to pay the greater of the IETU or the income tax. IETU is calculated by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter. The US GAAP adjustment represents the cumulative impact of the differences in accounting relating to the US GAAP adjustments described in A), B), C) and D) above and the difference in presenting the effects of inflation as required in 2007.
The effects of temporary differences that give rise to deferred IETU, after considering the impact of the US GAAP balances as of December 2008 and 2009 are as follows:

	As of December 31,
	2008		2009

Deferred IETU tax asset:
Accrued liabilities	Ps.	20,901	Ps.	24,124

Deferred IETU liability:

Fixed assets	Ps.	(111,646)	Ps.	(151,597)

Others		(17,567)		(30,282)

		(129,213)		(181,879)
Net deferred IETU tax liability under US GAAP	Ps.	(108,312)	Ps.	(157,755)

Net deferred IETU tax liability under Mexican FRS		(500,020)		(537,616)

Net deferred IETU US GAAP adjustments	Ps.	391,708	Ps.	379,861

(I) Cash and cash equivalents
Under MFRS, temporary investments and marketable securities expected to be held less than one year are considered to be cash equivalents.
Under US GAAP, temporary investments and cash equivalents with original maturities greater than 90 days are considered to be short-term investments and, accordingly, are shown separately from cash in the balance sheet and cash flow statement.
(J) Restructure, contract termination fees and loss on natural disaster
Under MFRS, restructure costs, certain contract termination fees and loss from natural disaster were charged against the results of operations as a non-ordinary item. Under US GAAP, restructure costs, contract termination fees and loss from natural disaster would be considered an operating expense. These charges have been reclassified as an operating expense in the US GAAP condensed consolidated income statement.
(K) Other liabilities
As of December 31, 2008 and 2009, this account consists of the following:

	December 31,
	2008		2009

Taxes payable	Ps.	453,290	Ps.	39,610
Concession fees		45,421		24,501
Due To Shareholder — ITA		23,411		23,443
Other accounts payable		89,426		81,266
Account payable supplier		10,022		8,145
Other		12,360		6,175

Total	Ps.	633,930	Ps.	183,140

(L) Supplemental Cash Flow Information
Presented below are statements of cash flows of the Company for the years ended December 31, 2007, 2008 and 2009, prepared after considering the impact of US GAAP adjustments. The cash flow statements for 2007 present nominal cash flows during the periods, adjusted to December 31, 2007 purchasing power.

	For the years ended
	December 31,
	2007		2008		2009
Operating activities:
Net income under US GAAP	Ps.	257,274	Ps.	1,219,609	Ps.	919,236
Adjustments to reconcile net income to cash flows provided by operating activities:
Allowance for doubtful accounts				8,492		7,373
Loss from monetary position		92,950
Asset tax, tax on dividends and deferred income taxes		919,603		446,311		469,176
Deferred employees’ statutory profit sharing		119,185		15,895		(194)
Deferred flat rate business tax		90,980		95,558		175,554
Depreciation and amortization		317,255		378,561		411,602
Other provisions		63,127		23,411		23,443
Restoration cost for natural disasters		2,385
Changes in operating assets and liabilities:
Trade receivables		(43,874)		(134,151)		(146,997)
Recoverable taxes and other current assets		(198,045)		(618,225)		44,378
Trade accounts payable		23,209		274,970		(471,524)
Payments of tax on dividends		(88,873)		(351,262)		(191,130)
Accrued expenses and other payables		82,292		(15,582)		2,185

Cash flows provided by operating activities		1,637,468		1,343,587		1,243,102

Investing activities:
Proceeds from short-term investments		409,012		55,022
Purchases of short-term investments		(51,062)		—		(84,482)
Purchase of other rights and machinery furniture and equipment		(722,200)		(935,772)		(676,665)

Cash flows used in investing activities		(364,250)		(880,750)		(761,147)

Financing activities:
Bank loans received						545,455
Payment of dividends		(231,249)		(600,000)		(1,884,000)

Cash flows used in financing activities		(231,249)		(600,000)		(1,338,545)

Effects of inflation on cash and cash equivalents		(31,151)

Increase (decrease) in cash and cash equivalents		1,010,818		(137,163)		(856,590)
Cash and cash equivalents at beginning of period		859,857		1,870,675		1,733,512

Cash and cash equivalents at end of period	Ps.	1,870,675	Ps.	1,733,512	Ps.	876,922

Supplemental cash disclosures:
Asset tax	Ps.	81,887
Tax on dividends		88,873	Ps.	351,262	Ps.	191,130
Flat rate business tax				75,943		142,684
Current income tax				103,023		116,617

The Company has reclassified certain amounts in prior periods relating to tax on dividends from financing activities to operating activities.
(M) Derivative financial instruments and hedging
The Company does not use derivatives for speculative purposes. A key risk management objective of the Company is to mitigate interest rate and currency risk by entering into hedge derivatives.
While certain derivative financial instruments are contracted for hedging from an economic point of view, they are not designated as hedges because they do not meet all of the requirements and are instead classified as held-for-trading for accounting purposes.
The following table provides information about the fair value of the Company’s derivatives:

	December 31, 2009
Derivatives not	Balance Sheet	Notional		Carrying		Maturity
accounted for as hedges	Location	Amount		Value		Date

Assets:

Forwards(a)	Accrued expenses and other payables	US$	21.7	Ps.	147	2010

Derivatives not
accounted for as hedges	December 31, 2009

Liabilities:

Interest Rate Swaps	Bank loans	Ps.	250,000	Ps.	1,105	2012

Interest Rate Swaps	Bank loans	Ps.	100,0000	Ps.	259	2012

Interest Rate Swaps	Bank loans	Ps.	250,000	Ps.	1,199	2012

In May 2009, in connection with the issuance of its Ps. 250 million long-term debt, the Company entered into three interest rate Swap agreements to hedge interest rate risk on such long-term debt. Under this agreement, the Company receives floating rate coupon payments in Mexican Pesos at an annual interest rate of Tasa de interés interbancaria de equilibrio (TIIE), in exchange for fixed rate coupon payments in Mexican Pesos at an annual weighted average interest rate of 6.32%. At December 31, 2009, the Company has recorded the change in fair value as a gain or loss in the integral cost financing.
(a) Embedded derivatives of lease agreements are identified as forwards for obligations denominated in U.S. dollar. The Company recognizes changes in related fair value as foreign exchange gain or loss in the integral cost financing.
(N) Fair Value Measurements
ASC 820 (formerly SFAS 157), among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis.
ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
•	Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 — Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities);

•	Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Asset and Liabilities Measured at Fair Value on a Recurring Basis

December 31, 2009
			Quoted	Internal		Internal
			prices in	models		models
			active	with		With
			markets	significant		significant
	Balance as of		for identical	observable		unobservable
	December 31,		assets	inputs		inputs
	2009		(Level 1)	(Level 2)		(Level 3)
Assets:
Forwards	Ps.	147		Ps.	147	Ps.

Liabilities:

Derivatives financial instruments	Ps.	2,563	Ps.	Ps.	2,563	Ps.

Total	Ps.	2,416	Ps.	Ps.	2,416	Ps.

The Company’s derivative portfolio is entirely over-the-counter (“OTC”). Derivatives are valued using industry standard valuation models, using market based observable inputs including interest rate curves and foreign exchanges rates.
On January 1, 2009, the Company adopted, on a prospective basis, guidance related to fair value measurements pertaining to nonfinancial assets and liabilities. This guidance establishes the authoritative definition of fair value, sets out a framework for measuring fair value and expands the required disclosures about fair value measurement.

C.P.C. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.