Form 20-F
period 2010-12-31
SOUTHEAST AIRPORT GROUP
filed 2011-05-05
CIK 1123452

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2010
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
Selected Financial Data
We publish our financial statements in Mexican pesos. Pursuant to Financial Reporting Standards (Normas de Información Financiera) accepted in Mexico, or Mexican NIF, financial data in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F are stated in constant pesos as of December 31, 2007 for periods through and including December 31, 2007, and nominal pesos for periods beginning on and after January 1, 2008.
This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 12.2535 to U.S.$1.00, the exchange rate for pesos on January 3, 2011 as published by the Federal Reserve Board. On April 29, 2011 the exchange rate for pesos, as published by the Federal Reserve Board was Ps. 11.5237 to U.S.$1.00.
The following tables present a summary of our consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto. Our financial statements are prepared in accordance with Mexican NIF, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Reconciliation to U.S. GAAP of our net income and total stockholders’ equity is also provided in this summary financial data. Note 20 to our financial statements provides a description of the principal differences between Mexican NIF and U.S. GAAP as they relate to our business.
Mexican NIF provides that if the cumulative inflation in Mexico measured by the índice nacional de precios al consumidor, or national consumer price index (“NCPI”) in the most recent three-year period is less than 26%, we are required to suspend recognition of the effects of inflation in our financial statements for the fiscal year following such period. Because the cumulative NCPI in each of the three-year periods ended December 31, 2007, December 31, 2008 and December 31, 2009 was below 26%, we suspended recognition of the effects of inflation in our financial statements as of and for the years ended December 31, 2008, 2009 and 2010.

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
The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2006.

	2006		2007		2008		2009		2010
	(thousands of constant Mexican										(thousands of
	pesos as of December 31, 2007)(1)				(thousands of nominal Mexican pesos)(1)						dollars) (2)
Income statement data:
Mexican NIF:
Revenues:
Aeronautical services(3)	Ps.	1,647,594	Ps.	1,890,950	Ps.	2,101,879	Ps.	2,042,647	Ps.	2,283,164	$186,327
Non-aeronautical services(4)		675,530		894,941		1,066,828		1,088,537		1,211,072	98,835
Construction services(13)										741,236	60,492

Total revenues		2,323,124		2,785,891		3,168,707		3,131,184		4,235,472	345,654
Operating expenses:
Cost of services		(665,275)		(743,642)		(810,101)		(788,562)		(948,730)	(77,425)
Construction expenses		—		—						(741,236)	(60,492)
General and administrative expenses		(101,156)		(104,019)		(114,159)		(121,708)		(164,506)	(13,425)
Technical assistance fee(5)		(73,707)		(91,945)		(104,485)		(103,518)		(110,712)	(9,035)
Government Concession fee(6)		(116,007)		(139,294)		(154,752)		(150,559)		(166,752)	(13,608)
Depreciation and amortization(13)		(506,124)		(540,821)		(601,513)		(629,507)		(379,210)	(30,947)

Net comprehensive financing		15,786		15,144		174,272		20,156		26,619	2,172
Non-ordinary items(7)		(16,242)		(2,385)		(9,734)		(15,384)		(804)	(66)

Income before taxes(13)		860,399		1,178,929		1,548,235		1,342,102		1,750,141	142,828
Provision for taxes		(312,432)		(656,568)		(498,766)		(544,692)		(474,998)	(38,764)

Net income		547,967		522,361		1,049,469		797,410		1,275,143	104,064
Basic and diluted earnings per share(10)		1.83		1.74		3.50		2.66		4.25	0.35
Basic and diluted earnings per ADS (unaudited)(8)		18.27		17.41		34.98		26.58		42.50	3.47
U.S. GAAP:
Revenues		2,319,110		2,771,216		3,174,893		3,137,370		3,500,409	285,666
Operating income		862,234		1,253,490		1,587,205		1,543,809		1,668,879	136,196
Net income		431,597		257,274		1,219,609		919,236		1,251,037	102,096
Basic and diluted earnings per share(10)		1.44		0.86		4.07		3.06		4.17	0.34
Basic and diluted earnings per ADS (unaudited)(8)		14.39		8.58		40.65		30.64		41.70	3.40
Dividends per share(9)		0.73		0.77		2.00		6.28		2.50	0.20
Other Operating Data (Unaudited):
Total passengers (thousands of passengers)		13,779.9		16,238.8		17,752.4		15,535.6		16,715.1
Total air traffic movements (thousands of movements)		220.5		262.3		270.1		246.5		256.1
Total revenues per passenger (in pesos or dollars)	Ps.	168.6	Ps.	171.6	Ps.	178.5	Ps.	201.5	Ps.	253.4	$20.7

	As of and for the year ended December 31,
	2006		2007		2008		2009		2010
	(thousands of constant Mexican										(thousands of
	pesos as of December 31, 2007)(1)				(thousands of nominal Mexican pesos)(1)						dollars) (2)
Balance Sheet Data:
Mexican NIF:
Cash and cash equivalents	Ps.	1,288,353	Ps.	1,925,697	Ps.	1,733,512	Ps.	961,404	Ps.	1,442,879	$117,752
Total current assets		1,702,364		2,415,241		2,793,941		2,083,163		2,669,488	217,855
Airport concessions, net(13)		8,242,778		8,037,900		7,833,022		7,628,144		14,945,330	1,219,678
Rights to use airport facilities, net(13)		2,246,711		2,189,975		2,123,865		2,057,476		—	—
Total assets		15,503,054		16,676,081		17,374,594		16,695,708		18,213,915	1,486,426
Current liabilities		254,564		317,002		621,570		399,482		496,660	40,532
Total liabilities		1,199,766		2,170,554		2,419,598		2,838,013		3,418,458	278,978
Capital Stock		12,799,204		12,799,204		12,799,204		12,799,204		12,799,204	1,044,535
Net equity/stockholders’ equity		14,303,288		14,505,527		14,954,996		13,857,695		14,795,457	1,207,447
U.S. GAAP:
Cash and cash equivalents		859,857		1,870,675		1,733,512		876,922		1,442,879	117,752
Total current assets		1,727,121		2,542,644		2,927,037		2,125,101		2,493,686	203,508
Airport concessions, net		30,916		22,376		13,776		5,237		0	0
Rights to use airport facilities		1,717,356		1,671,325		1,615,667		1,560,081		1,510,751	123,291
Total assets		8,273,993		8,579,690		9,709,366		8,907,632		9,765,130	796,926
Total liabilities		266,370		546,042		1,056,109		1,219,139		1,575,600	128,584
Capital Stock		6,989,281		6,989,281		6,989,281		6,989,281		6,989,281	570,391
Net equity/stockholders’ equity		8,007,623		8,033,648		8,653,257		7,688,493		8,189,530	668,342

Statement of Changes in Financial Position:(11)
Mexican NIF:
Resources provided by operating activities		1,070,404		1,622,626
Resources used in financing activities		(307,865)		(320,122)
Resources used in investing activities		(1,129,915)		(665,160)

Increase (decrease) in cash and marketable securities		(367,376)		637,344

Cash Flow Data:(11)
Mexican NIF:
Cash flow provided by operating activities						1,555,172		1,366,096		1,847,276	150,755
Cash flow used in financing activities						(951,264)		(1,529,675)		(700,341)	(57,154)
Cash flow used in investing activities						(796,093)		(608,529)		(665,460)	(54,308)
(Decrease) Increase in cash and cash equivalents						(192,185)		(722,108)		481,475	39,293
U.S. GAAP:
Cash flow provided by operating activities(12)		993,150		1,637,468		1,343,587		1,243,102		1,697,926	138,567
Cash flow used in financing activities(12)		(218,582)		(231,249)		(600,000)		(1,338,545)		(404,621)	(33,021)
Cash flow used in investing activities		(1,028,787)		(364,250)		(880,750)		(761,147)		(727,348)	(59,358)
Effect of inflation on cash and cash equivalents		(45,157)		(31,151)		—		—		—	—
(Decrease) Increase in cash and cash equivalents		(299,376)		1,010,818		(137,163)		(856,590)		565,957	46,187

(1)	Except for operating data. Per share and per passenger peso amounts are expressed in pesos (not thousands of pesos).

(2)	Except for operating data. Translated into dollars at the rate of Ps. 12.2535 per U.S. dollar, the Federal Reserve Board exchange rate for Mexican pesos at January 3, 2011. Per share and per passenger dollar amounts are expressed in dollars (not thousands of dollars).

(3)	Revenues from aeronautical services include those earned from passenger charges, landing charges, aircraft parking charges, charges for airport security services and charges for use of passenger walkways.

(4)	Revenues from non-aeronautical services are earned from the leasing of space in our airports, access fees collected from third parties providing services at our airports and miscellaneous other sources.

(5)	Since April 19, 1999, we have paid ITA a technical assistance fee under the technical assistance agreement entered into in connection with the purchase by Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. (“ITA”) of its Series BB shares. This fee is described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA.”

(6)	Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder’s gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession.

(7)	Non-ordinary items refer to restructuring and contract termination fees, personnel restructuring costs, insurance claims and loss on natural disasters. On January 1, 2007, we adopted Mexican NIF B-3,“Statement of Income” which incorporates, among other things, a new approach to classifying income and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as an ordinary expense and not as tax. Accordingly, our selected data for 2006 and 2005 have been reclassified to conform to NIF B-3.

(8)	Based on the ratio of 10 Series B shares per ADS.

(9)	Income tax was payable on the dividends because the distribution was not made from our after-tax earnings account.

(10)	Shares outstanding for all periods presented were 300,000,000.

(11)	In 2008, we adopted Mexican NIF B-2 “Cash-Flow” which requires us to present a statement of cash flows in place of a statement of changes in financial position. The statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing or financing activities.

(12)	We have reclassified certain amounts in prior periods relating to tax on dividends from financing activities to operating activities.

(13)	In 2010 we adopted Mexican Interpretacion de Norma de Informacion Financiera 17, or INIF 17, “Service Concession Contracts”, which provides that an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. As a result, we are required to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services. In addition, under INIF 17, all infrastructure to which an operator of a service concession is given access by the grantor of the concession service agreement and the upgrades to that infrastructure made by the operator are recognized as an intangible asset. These assets are amortized over the concession period. As a result, ASUR was required to reclassify all of its rights under fixed assets (including “Rights to use Airport Facilities, net” under “Airport Concessions, net” and to modify amortization rates in accordance with the remaining period of the concession, using the straight line method, for those fixed assets constructed or acquired in the past. Previously we amortized fixed assets based on the estimated remaining useful life of the particular asset. As a result of this reclassification, “Depreciation and amortization” decreased because of an extension in the useful life of fixed assets, and income taxes increased as a result of an increase in our asset base, which is a factor in the calculation of the IETU.

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2005	11.41	10.41	10.63	10.89
2006	11.46	10.43	10.80	10.91
2007	11.27	10.67	10.92	10.93
2008	13.94	9.92	13.83	11.21
2009	15.41	12.63	13.06	13.50
2010	13.19	12.16	12.38	12.62
December 2010	12.47	12.33	12.38	12.39
2011
January 2011	12.25	12.04	12.15	12.13
February 2011	12.18	11.97	12.11	12.06
March 2011	12.11	11.92	11.92	12.00
April 2011	11.85	11.52	11.52	11.71

(1)	Average of month-end rates or daily rates, as applicable.

Source:	Federal Reserve Bank of New York noon buying rate (2005-2008); Federal Reserve Board H.10 Weekly Release (2009-2011).
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

On December 31, 2010, the Federal Reserve Bank of New York noon buying rate was Ps. 12.3825 per U.S.$1.00. On April 29, 2011, the exchange rate for pesos, as published by the Federal Reserve Board was Ps. 11.5237 per U.S.$1.00.
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
On October 21, 2005, Hurricane Wilma struck the Yucatan Peninsula, causing severe damage to the infrastructure of the Cancún and Cozumel airports and to our administrative office building in Cancún. Cancún and Cozumel airports were closed for approximately 62 hours and 42 hours, respectively, and airport operations were disrupted for several weeks thereafter. The hurricane also inflicted extensive damage on the hotel and tourist infrastructure in Cancún, the Mayan Riviera region and Cozumel, which led to sharply reduced air passenger traffic at our airports, especially in the fourth quarter of 2005 and during the first half of 2006. During the fourth quarter of 2005, our passenger traffic decreased 33.1%, and revenues and operating income fell 32.6% and 86.5%, respectively, relative to the same period in 2004, reflecting the decline in passenger traffic. Tourism in Cancún and the Mayan Riviera has by now largely recovered from Hurricane Wilma, and tourism in Cozumel continues to recover. More than 2.9 million cruise passengers visited Mexico in 2010, which is the highest number in the last seven years, according to the state tourism department in Cozumel. Although tourism declined substantially in Cozumel after Hurricane Wilma in 2005, the numbers of tourists visiting Cozumel has since increased, in part due to the arrival of Royal Caribbean’s twin ships Oasis of the Seas and Allure of the Seas in 2010 and in part due to Cozumel and Mahahual again being perceived as safe cruise destinations.

Other hurricanes, such as Hurricane Dean in August 2007, Hurricane Emily in July 2005 and Hurricane Ivan in September 2004, have also affected our operations.
The effects of oil spills could adversely affect our business.
The Gulf of Mexico is the site of widespread deepwater oil drilling and extraction. Deepwater oil drilling inherently carries a number of significant risks.
On April 21, 2010, there was an explosion on the “Deepwater Horizon” drilling platform operated by BP in the Gulf of Mexico. The oil-drilling platform was located approximately 41 miles from the coast of Louisiana. The explosion and sinking of the platform caused a huge oil spill that is spreading along the U.S. coast in the Gulf of Mexico, and has reached parts of Florida, Louisiana, Mississippi, Alabama and Texas. BP made several attempts to try to contain the spill and capture the oil. On September 19, 2010, the well was successfully plugged and declared “effectively dead.”
The oil spill has not affected the destinations served by our airports. However, if oil spills or similar disasters occur in the future, these destinations could be adversely affected, thereby reducing our volume of passenger traffic. Oil spills or other similar disasters in or around the destinations served by our airports could adversely affect our business, operating results, prospects and financial condition.
Our business could be adversely affected by a downturn in the U.S. economy.
In 2010, 63.1% of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States. Thus, our business is dependent on the condition of the U.S. economy, and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition. The U.S. economy recently experienced a recession. In 2009 the U.S. gross domestic product decreased at an annualized real rate of 2.4%, during which time our international passenger traffic decreased 12.7%. In 2010 the U.S. economy has shown improvement, with the gross domestic product increasing at an annualized real rate of 2.9%, and international passenger traffic increasing 11.7% . However, some economists consider the economic recovery to be fragile and believe there is risk of another recession, which would likely have a material adverse effect on our results of operations due to decreased passenger traffic from the United States.

Fluctuations in international petroleum prices could reduce demand for air travel.
Fuel represents a significant cost for airlines. International prices of fuel have experienced significant volatility over the past year. Most of our airline customers use kerosene-based jet fuel, the price of which is based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport. Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.21 per gallon in July of 2008, it has continued to fluctuate in 2010 between a low of U.S.$1.87 per gallon on February 8, 2010 and a high of U.S.$2.54 per gallon on December 23, 2010, according to the Energy Information Administration of the U.S. Department of Energy. As of May 3, 2011, the U.S. Gulf Coast spot price for jet fuel was $3.30 per gallon. Although prices have become more stable, the price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. In addition, a number of airlines have engaged in hedging strategies with respect to fuel prices. In the event of a decline in oil prices, these hedging strategies may result in those airlines incurring significant derivative-related liabilities. Increases in airlines’ costs may have resulted in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.
The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.
The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability. In March 2011 the International Air Transport Association revised its 2011 financial forecast for the air transport industry, estimating net post-tax profits of U.S.$8.6 billion, down from U.S.$9.1 billion, due to the recent surge in oil and jet kerosene prices. The forecast also indicated that operating margins were expected to exceed 3.1% in 2011.
Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers, including Continental Airlines (which accounted for 5.8% of our revenues in 2009 and 4.9% in 2010), American Airlines (which accounted for 5.0% of our revenues in 2009 and 4.4% in 2010) and Aeromexico (3.9% of our revenues in 2009 and 4.0% in 2010).
On August 2, 2010, Mexicana, one of Mexico’s two largest carriers and previously the airline which accounted for the largest share of our passenger traffic, filed for bankruptcy protection in Mexico and in the United States. On August 28, 2010, Mexicana, Mexicana Click, formerly known as Aerovías Caribe, and Mexicana Link (which we refer to collectively as “Grupo Mexicana”) ceased operations, and Mexicana Click and Mexicana Link filed for bankruptcy protection on September 7, 2010. Since Grupo Mexicana ceased operations, approximately 94.4% of the routes that it flew have been taken over by other airlines, and passenger traffic levels at our airports have increased.
Recently, Grupo Mexicana reported that its restructuring process was proceeding favorably and that it was on track to resume operations shortly. As of the date of this report, Grupo Mexicana has announced that it was considering capitalization proposals from several parties.

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
Furthermore, passenger charges, which accounted for 42.3% of our revenues in 2010, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight. If any of our key customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges. As a result of the Grupo Mexicana bankruptcy, we estimate that Ps. 128.0 million in accounts receivable could be at risk of not being recovered, which represented approximately 24.4% of our total accounts receivable as of December 31, 2010. We are an unsecured creditor with respect to these amounts, and we cannot assure you how much, if any, of these amounts we will be able to recover.
In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico. Accordingly, we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.
The adoption of IFRS may result in changes to our results of operations, balance sheet and statement of cash flows.
Pursuant to Mexican securities regulations, as of January 1, 2012, all Mexican publicly-reporting companies are required to prepare their financial statements in accordance with International Financial Reporting Standards, or IFRS. We intend to adopt IFRS as our accounting standard for the fiscal year beginning January 1, 2012.
We are implementing the processes for the adoption of IFRS, which will become effective for fiscal years beginning January 1, 2012, in accordance with the terms established by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).
Based on the analysis we have performed to date, we estimate that the most significant impacts of the adoption of IFRS based on our balance sheet of December 31, 2010, would be to a reduction of Ps. 4,071,005 thousand in airport concessions, net, a resulting decrease of deferred tax liability of Ps. 942,072 and a net decrease in stockholders’ equity of Ps. 3,128,933. The adoption of IFRS will affect these line items mainly because IFRS will eliminate the effects of inflation accumulated at December 31, 2007, which is required to be recognized under Mexican NIF and is not recognized under IFRS, less the corresponding effect in deferred taxes.
The impact that the Company has estimated is based on IFRS standards and interpretations in effect as of December 31, 2010. If new IFRS are issued before the Company issues its first full set of audited IFRS financials, or if the Company decided to adopt early certain IFRS standards which may be issued between now and 2012, or if the Company decides to take into account other accounting policies resulting from the completion of the process necessary for the adoption of IFRS, the estimated impact of IFRS on our balance sheet and results of operations could change. In addition, the adoption of IFRS could impact items in our balance sheet and results of operations that are used for the calculation of certain covenants in our contractual obligations and that determine the amounts of dividends we are permitted to pay.

The FAA could downgrade Mexico’s air safety rating again, which could result in a decrease in air traffic between the United States and our airports.
On July 30, 2010, the United States Federal Aviation Administration (“FAA”) announced that, following an assessment of Mexico’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (ICAO), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2.” Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances, code-sharing arrangements between Mexican and U.S. airlines were suspended, and operations by Mexican airlines flying to the United States were subject to greater FAA oversight. These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines or, in some cases, an increase in that cost of service, which resulted in a decrease in demand for travel between our airports and the United States. Approximately 6.2% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2010.
The FAA restored Mexico’s Category 1 rating on December 2, 2010. The FAA may downgrade Mexico’s air safety rating in the future, although we are unaware of any current plans to do so. We cannot predict what impact the downgrade of the Mexican aviation safety rating would have on our passenger traffic or results of operations, or on the public perception of the safety of Mexican airports.
Our business is highly dependent upon revenues from Cancún International Airport.
In 2010, Ps. 2,952.2 million (including construction services) or 69.7% of our revenues were derived from operations at Cancún International Airport. During 2009 and 2010, Cancún International Airport represented 71.9% and 74.4%, respectively, of our passenger traffic and 45.0% and 46.8%, respectively, of our air traffic movements. The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control. For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico. Although these reports generally indicate that this increase in violence affects mostly cities along the U.S.-Mexico border and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit. In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination. We cannot assure you that tourism in Cancún will not decline in the future. Any event or condition affecting Cancún International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

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
Historically, a majority of our revenues have been aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2010, passenger charges represented 42.3% of our consolidated revenues.
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
In 2008, 2009 and 2010, approximately 68.1%, 69.6% and 63.7% respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport. As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport. In 2007, Mexico City International Airport opened Terminal 2 with 23 boarding gates with boarding bridges and three remote boarding gates served by buses, thus increasing its terminal capacity. However, we cannot assure you that the airport’s operations will not decrease in the future, or that this capacity increase will result in an increase in passenger traffic at our airports. In 2010, domestic passenger traffic to and from Mexico City decreased 6.4% as a result of the Grupo Mexicana insolvency.
Additionally, Toluca International Airport, which is located approximately 64 km from Mexico City, has recently emerged as a complementary airport to Mexico City International Airport. Toluca International Airport is largely served by low-cost airlines that cater to domestic leisure travelers, which we believe tend to be sensitive to both changes in the cost of air travel and economic conditions, and, to a lesser extent, business travelers. In 2008, approximately 13.6% of our domestic passengers flew to or from our airports via Toluca International Airport. However, beginning in 2009, the rising cost of fuel resulted in higher prices for air travel, which led to decreased passenger traffic from domestic leisure travelers. In addition, as a result of recent economic and other conditions in Mexico, we believe that discretionary spending on domestic travel in Mexico has decreased. As a result of decreased domestic travel, passenger traffic to and from Toluca declined to 9.1% of passengers traveling through our airports in 2009 and 9.5% of passengers in 2010. Any event or condition that adversely affects Mexico City International Airport or Toluca International Airport could adversely affect our business, results of operations, prospects and financial condition.
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
In recent years, many airlines have reported substantial losses. Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral. Thus, in the event of the insolvency of any of these airlines, we would not be assured of collecting any amounts invoiced to that airline in respect of passenger charges. In August 2010, Grupo Mexicana filed for bankruptcy. Ps. 128.0 million of passenger charges are owed by Grupo Mexicana to ASUR. As a result of this bankruptcy, we have increased our reserve for doubtful accounts by Ps. 128.0 million. We may not be able to collect these amounts.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.
Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 38.9% of our total employees as of December 31, 2010), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.
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
Fernando Chico Pardo, through his own investment vehicles and his 100% interest in Inversiones y Tecnicas Aeroportuarias, S.A. de C.V., or ITA, has a significant influence as a stockholder and over our management, and his interests may differ from those of other stockholders.
Following tender offers in the United States and Mexico for our Series B shares that expired on June 19, 2007 and subsequent market purchases, Servicios Estrategia Patrimonial, S.A. de C.V. (formerly, Agrupación Aeroportuaria Internacional, S.A. de C.V.) and Agrupación Aeroportuaria Internacional II, S.A. de C.V., entities indirectly owned and controlled by Fernando Chico Pardo, now own 32.81% of our total capital stock. The results of the tender offers are described in greater detail in “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Tender Offer by Fernando Chico Pardo.”
In addition, ITA, an entity, which, following the consummation of the sale of Copenhagen Airports A/S’s (“Copenhagen Airports”) interest to Mr. Chico Pardo, is owned 100% by Mr. Chico Pardo, holds Series BB shares representing 7.65% of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions—Acquisition of 100% of ITA by Fernando Chico Pardo.” These Series BB shares provide it with special management rights. For example, pursuant to our bylaws, ITA is entitled to present the board of directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our board of directors. Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our shareholders) so long as its Series BB shares represent at least 7.65% of our capital stock. Special rights granted to ITA are more fully discussed in “Item 10. Additional Information” and “Item 7. Major Shareholders and Related Party Transactions.”

As a result of this ownership, Mr. Chico Pardo, who is also the chairman of our board of directors and our Chief Executive Officer, directly and indirectly owns approximately 32.8% of our total capital stock, and is able to exert a significant influence over our management and matters requiring the approval of our stockholders. The interests of Mr. Chico Pardo and ITA may differ from those of our other stockholders, and there can be no assurance that any of Mr. Chico Pardo or ITA will exercise its rights in ways that favor the interests of our other stockholders. Furthermore, this concentration of ownership by Mr. Chico Pardo and the special rights granted to ITA may have the effect of impeding a merger, consolidation, takeover or other business combination involving ASUR.
Some of our board members and stockholders have business relationships that may generate conflicts of interest.
Some of our board members or stockholders may have outside business relationships that generate conflicts of interest. For example, Fernando Chico Pardo, the chairman of our board of directors, our Chief Executive Officer and our principal stockholder, is a member of a number of other boards of directors that from time to time may have interests that diverge from our own. Conflicts may arise between the interests of these or other individuals in their capacities as our shareholders and/or directors, on the one hand, and their outside business interests on the other. There can be no assurance that any conflicts of interest will not have an adverse effect on our shareholders.
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
The Master Development Plans and maximum rates for each of our airports were approved on March 31, 2009, as of which date a concession for the Mayan Riviera airport had not been granted. The Mayan Riviera airport is included in the National Infrastructure Plan for 2007-2012. The bidding process for the concession for the airport was announced on May 11, 2010. The deadline for completing the bidding process and awarding a concession remain uncertain. Because of uncertainty relating to the timing of the granting of the concession, the Ministry of Communications and Transportation did not account for any effects related to construction, administration and operation of the Mayan Riviera airport, and the beginning of flight operations there, on projected passenger traffic levels for Cancún airport. However, within three months from the granting of a concession to operate the Mayan Riviera airport, the Ministry of Communications and Transportation has committed to revise the passenger traffic level projections for Cancún’s airport and to modify accordingly the Master Development Plan, investment obligations and maximum tariff that we are authorized to charge. We cannot predict how the Ministry of Communications and Transportation will adjust Cancún’s Master Development Plan and Cancún’s maximum rate, whether these adjustments will be sufficient to account for the effects on projected traffic levels at Cancún airport, or whether these adjustments will be favorable at all.

The regulatory framework we are subject to could be changed in a way that adversely affects us due to a report issued by the Chairman of the Mexican Competition Commission.
On October 1, 2007, the Chairman of the Federal Competition Commission (Comisión Federal de Competencia, or the “Competition Commission”) released an independent report on the competitiveness of Mexico’s airports relative to each other and to international airports. For a description of this report, please see “Item 5. Operating and Financial Review and Prospects — Recent Developments — Report of the Federal Competition Commission on Mexico’s Airports.” After the Competition Commission Chairman’s report was released, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. The bill proposes to establish an autonomous Federal Airport Services Commission (Comision Federal de Servicios Aeroportuarios) which would be charged with regulating airport service providers; require the Secretaria de Comunicaciones y Transporte, or the “Ministry of Communications and Transportation” to consult with the Competition Commission on policy decisions and the granting of concessions; allow the Ministry of Communications and Transportation to consider economic efficiency and reductions in user costs when granting airport concessions; permit the Federal Airport Services Commission to conduct auctions for take-off and landing slots at saturated airports; allow the Federal Airport Services Commission to require equal participation by investors and Mexican businesses in providing regulated services and to require airports to obtain an annual accreditation. We cannot predict whether any of these amendments will be adopted or, if adopted, the impact they would have on us, including whether these amendments would result in a change to our maximum rates.
Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.
In 2008, the Mexican government implemented changes, and may in the future implement additional reforms, to the tax laws applicable to Mexican companies including ASUR. The terms of our concessions do not exempt us from any changes to the Mexican tax laws. Should the Mexican government implement changes to the tax laws that result in our having significantly higher income or asset tax liability, we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations. In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations.

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
The Mexican government could grant additional concessions to operate existing government managed airports, or authorize the construction of new airports, that could compete directly with our airports. The Mexican government has announced a bidding process to grant a concession for a new airport in the Mayan Riviera. The Mexican state of Quintana Roo has formed a majority state-owned company to seek any such concession that may be granted. In addition, three other companies, including ASUR, have indicated interest in participating the bidding. On January 31, 2011, the Federal Competition Commission (COFECO) issued an unfavorable decision regarding our participation in the bidding process for the construction, maintenance and operation of the Riviera Maya airport. We disagree with the decision and the views expressed by COFECO and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process. The COFECO has 60 days from the date on which we initiated legal proceedings to respond. On April 25, 2011, we requested that the Ministry of Communications and Transportation reserve our right to submit a bid in the event that the COFECO decision is overturned. Bids began to be accepted by the Ministry on April 25, 2011. As of the date of this report, there has been no final decision issued regarding the bidding process, our legal proceedings or the beginning of construction and operation of the airport. As a result, we are unable to estimate the potential financial impact, if any, that the decision will have on the future earnings of Cancún Airport.
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
Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated. In 2010, approximately 53.9% of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations and that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our master development programs or the obligation under concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.
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
Historically, we have set the prices we charge for regulated services at each airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport. We expect to continue to pursue this pricing strategy in the future. For example, in 2010, our revenues subject to maximum rate regulation represented 99.6% of the amount we were entitled to earn under the maximum rates for all of our airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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
We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)). However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight. Such tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight. Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the termination of one or more of our concessions. The peso has recently experienced significant volatility, depreciating 29.4%, from 10.98 pesos per U.S. dollar on September 30, 2008 to 14.21 pesos per U.S. dollar on March 31, 2009. Between March 31, 2009 and December 31, 2009, the peso fluctuated between Ps. 13.00 and Ps. 14.00 per U.S. dollar, and then began to appreciate. From December 31, 2009 to December 30, 2010, the peso appreciated by approximately 5.5%, from 13.06 pesos per U.S. dollar on December 31, 2009 to 12.35 pesos per U.S. dollar on December 31, 2010. On April 29, 2011, the exchange rate was Ps. 11.52 per U.S. dollar. In the event that any one of our concessions is terminated, our other concessions may also be terminated.
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
As of December 31, 2010 less than 0.1% of our liabilities (approximately U.S.$2.1 million) were dollar-denominated. Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.
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
However, Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6% and inflation increased by 2.5%. GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009. In 2010, the Mexican economy began to recover, with GDP increasing by 5.5% and inflation remaining stable at 4.4%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates. The 28-day Interbank Equilibrium Interest Rate, or Tasa de Interés Interbancaria de Equilibrio (“TIIE”), as reported by the Banco de Mexico, averaged approximately 7.5%, 7.7%, 8.3%, 5.9% and 4.9% for 2006, 2007, 2008, 2009 and 2010, respectively. As of May 4, 2011, the TIIE was 4.9%. All of our current peso-denominated debt is charged interest at a rate based on TIIE. We have entered into hedging agreements for Ps. 750 million of peso-denominated debt; all of our remaining indebtedness remains unhedged. We may be charged higher interest rates on our current unhedged peso-denominated debt or any peso-denominated debt we incur in the future. For further detail regarding our hedging agreements, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”
If the Mexican economy does not continue to recover, if inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.
Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, our operations.
National elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party (PRI) with the election of President Vicente Fox Quesada, a member of the National Action Party (PAN) and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. This shift in political power has transformed Mexico from a one-party state to a pluralist democracy. On July 2, 2006, Felipe Calderon Hinojosa, also of the PAN, was elected to succeed President Fox. While no single party currently has a majority in the Congress or Senate, the Congressional elections in July 2009 resulted in the PRI more than doubling its presence in the lower chamber of Mexico’s Congress, winning 237 of the 500 seats. National presidential and legislative elections are set to take place on July 1, 2012. Multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. The lack of a majority party in the legislature and the current lack of alignment between the legislature and the President could result in instability or deadlock.
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
In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. In particular, our Financial Statements are prepared in accordance with Mexican NIF, which differs from U.S. GAAP in a number of respects. Note 20 to our financial statements provides a description of the principal differences between Mexican NIF and U.S. GAAP as they relate to us. Items on the financial statements of a company prepared in accordance with Mexican NIF may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with U.S. GAAP.
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
Future sales of shares by us and our stockholders may depress the price of our Series B shares and ADSs.
On August 3, 2010, we filed a shelf registration statement with the U.S. Securities and Exchange Commission, which permits us or selling stockholders to offer, from time to time, Series B shares, directly or in the form of our ADSs. On August 17, 2010, JMEX B.V., which held approximately 16.1% of our capital stock, disposed of 100% of its holdings or 47,974,228 Series B shares, in an underwritten public offering at a price of U.S.$4.48 per Series B share.
Future sales of substantial amounts of our common stock or the perception that such future sales may occur, may depress the price of our ADSs and Series B shares. Although we and JMEX B.V. were subject to a lock-up in connection with the August 2010 sale, our other stockholders, directors and officers were not subject to any lock-up agreements, and as a result, they were able to freely transfer their Series B shares immediately following the offering. We, our stockholders, directors and officers may not be subject to lock-up agreements in future offerings of our common stock. Any such sale may lead to a decline in the price of our ADSs and Series B shares. We cannot assure you that the price of our ADSs and Series B shares would recover from any such decline in value.

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
ITA paid the Mexican government a total of Ps. 1,165.1 million (nominal pesos, excluding interest) (U.S.$120.0 million based on the exchange rates in effect on the dates of payment) in exchange for:
•	45,000,000 Series BB shares representing 15% of our outstanding capital stock (as of the date hereof, Series BB shares represent 7.65% of our outstanding capital stock following the conversion described below),
•	three options to subscribe for newly issued Series B shares, all of which have expired unexercised, and
•	the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement, a technical assistance agreement and a shareholders’ agreement under terms established during the public bidding process. These agreements are described in greater detail under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”
Under the technical assistance agreement, ITA provides management and consulting services and transfers industry “know-how” and technology to ASUR in exchange for a technical assistance fee. This agreement is more fully described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” The agreement provides us a perpetual and exclusive license in Mexico to use all technical assistance and “know-how” transferred to us by ITA or its stockholders during the term of the agreement. The agreement has an initial fifteen-year term, and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. Although Copenhagen Airports sold its stake in ITA to Mr. Chico Pardo in October 2010, this technical assistance agreement continues in force. ITA provides us assistance in various areas, including development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic volume at our airports, assistance with the preparation of the master development plans that we are required to submit to the Ministry of Communications and Transportation with respect to each of our airports and the improvement of our airport operations.

The technical assistance fee is equal to the greater of U.S.$2 million, adjusted for U.S. inflation, or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican NIF and calculated prior to deducting the technical assistance fee under this agreement). The agreement was recently amended to provide for quarterly payments of the fee. The fixed dollar amount decreased during the agreement’s initial five years. The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002. Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the U.S. consumer price index) as from the first anniversary of the technical assistance agreement. In 2010, the fixed amount, after the adjustment for inflation, was U.S.$2.64 million. We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. In 2006, 2007, 2008, 2009 and 2010 the technical assistance costs were Ps. 73.71 million, Ps. 91.95 million, Ps. 104.49 million, Ps. 103.52 million and Ps. 110.7 million, respectively, greater than the fixed cost of Ps. 31.79 million, Ps. 32.67 million, Ps. 33.12 million , Ps. 34.02 million and Ps. 32.34 million respectively by the same periods.
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

As required under the participation agreement entered into in connection with the Mexican government’s sale of the Series BB shares to ITA, ITA has transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C. Under the terms of the participation agreement and the trust agreement, ITA’s shareholder, currently Fernando Chico Pardo, is required to, directly or indirectly, maintain an ownership interest in ITA of a minimum of 51% prior to December 18, 2013 unless otherwise approved by the Ministry of Communications and Transportation. To the extent that Mr. Chico Pardo acquires shares of ITA in excess of a 51% interest, this additional interest may be sold without restriction. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—ITA Trust and Shareholders’ Agreement” for a further description of these provisions. There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments. If ITA or its stockholder defaults on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.
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
Currently, Fernando Chico Pardo, our Chairman and Chief Executive Officer, directly or indirectly holds 100% of ITA’s shares. Mr. Chico Pardo became a stockholder in ITA in April 2004 when he acquired the 24.5% ownership stake of French group Vinci, S.A. in ITA and a 13.5% ownership stake of the Spanish group Ferrovial Aeropuertos, S.A. in ITA. At the same time, Copenhagen Airports acquired Ferrovial Aeropuertos, S.A.’s 11.0% ownership interest in ITA, thereby increasing its participation in ITA from 25.5% to 36.5%. Mr. Chico Pardo acquired an additional 25.5% ownership stake in ITA through the exercise of his right of first refusal following the auction of such shares by NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government. On April 29, 2005, Copenhagen Airports increased its participation in ITA from 36.5% to 49% through the purchase of shares from Mr. Chico Pardo.
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

On October 13, 2010, Copenhagen Airports consummated the sale of its 49% stake in ITA to Mr. Chico Pardo. As a result of this transaction, Mr. Chico Pardo now directly or indirectly owns 100% of the shares of ITA. See “Item 7. Major Shareholders and Related Party Transactions—Acquisition of 100% of ITA by Fernando Chico Pardo.”
Mr. Chico Pardo is the founder and President of Promecap, S.C. He serves as a board member of various organizations, including ITA, Grupo Posadas, Grupo Carso, Sanborns Hermanos, Sears Roebuck de Mexico and Grupo Financiero BBVA Bancomer.
Master Development Programs
Under the terms of our concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan covers a fifteen-year period and includes investment commitments for the regulated part of our business (including certain capital expenditures and improvements) for the succeeding five-year period and investment projections for the regulated part of our business (including certain capital expenditures and improvements) for the remaining ten years (indicative investments). Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. Committed investments are minimum requirements, and our capital expenditures may exceed our investment commitments in any period. On March 31, 2009, the Ministry of Communications and Transportation approved each of our current updated master development plans. These plans are in effect from January 1, 2009 to December 31, 2013.
The following table sets forth our committed investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.
Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2009			2010			2011			2012			2013			Totals
	(millions of constant pesos as of December 31, 2010)(1)

Cancún	Ps.	604.2	(2)	Ps.	648.8	(2)	Ps.	440.7	(2)	Ps.	464.6	(2)	Ps.	347.3	(2)	Ps.	2,505.6	(2)
Cozumel		18.2			43.7			14.7			35.0			10.6			122.2
Huatulco		54.9			156.7			73.1			61.6			10.2			356.5
Mérida		83.9			133.1			75.6			16.9			6.3			315.8
Minatitlán		21.4			25.8			6.9			3.7			3.9			61.7
Oaxaca		49.9			144.3			64.4			44.1			18.5			321.2
Tapachula		7.9			5.9			4.9			2.6			41.2			62.5
Veracruz		49.9			321.9			257.4			123.5			70.2			822.9
Villahermosa		47.6			169.8			84.5			6.9			36.1			344.9

Total	Ps.	937.9		Ps.	1,650.0		Ps.	1,022.2		Ps.	758.9		Ps.	544.3		Ps.	4,913.3

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	Prior to December 31, 2008, we invested a total of Ps. 1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún International Airport. As a result, the Ministry of Communications has applied Ps. 1,054.8 million of this amount to the satisfaction of our committed investments at Cancún International Airport for 2009 through 2013, of which approximately Ps. 211 million was allocated to each calendar year. The amounts reflected above are the total amount of committed investments, and do not include deductions for these amounts.

The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments			Indicative Investments
	January 1, 2009 –			January 1, 2014 –			January 1, 2019 –
Airport	December 31, 2013			December 31, 2018			December 31, 2023
	(millions of constant pesos as of December 31, 2010)(1)

Cancún	Ps.	2,505.6	(2)	Ps.	1,253.5	(2)	Ps.	824.1
Cozumel		122.2			126.1			93.0
Huatulco		356.5			74.6			49.9
Mérida		315.8			130.3			85.6
Minatitlán		61.8			62.1			38.1
Oaxaca		321.2			69.7			88.3
Tapachula		62.5			43.6			21.3
Veracruz		823.0			141.7			176.6
Villahermosa		344.9			267.1			58.2

Total	Ps.	4,913.5		Ps.	2,168.7		Ps.	1,435.1

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	Prior to December 31, 2008, we invested a total of Ps. 1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún International Airport. As a result, the Ministry of Communications has applied Ps. 1,054.8 million of this amount to the satisfaction of our committed investments at Cancún International Airport for 2009 through 2013, and Ps. 612.9 million to the satisfaction of our indicative investments for 2014 through 2018. The amounts reflected above are the total amount of committed and indicative investments, and do not include deductions for these amounts.
BUSINESS OVERVIEW
We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our concessions include the concession for Cancún International Airport, the second busiest airport in Mexico in 2010 in terms of passenger traffic, and the first busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation. We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.
Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with approximately 22.4 million visitors in 2010, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2010 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2010, according to the Mexican Ministry of Tourism. Cancún International Airport represented 71.2%, 71.9% and 74.4% of our passenger traffic volume and 77.1%, 77.3% and 78.6% of our revenues in 2008, 2009 and 2010, respectively. At December 31, 2010, Cancún had approximately 29,670 hotel rooms, according to the Mexican Ministry of Tourism. We believe that Cancún International Airport is positioned to benefit from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas. According to the Mexican National Trust for Tourism Development, the Mayan Riviera had approximately 33,551 hotel rooms as of December 31, 2010.
Our airports served approximately 17.8 million passengers in 2008, approximately 15.5 million passengers in 2009 and approximately 16.7 million passengers in 2010. For year-by-year passenger figures, see “—Our Airports.”
The United States currently is a significant source of passenger traffic volume in our airports. In 2008, 2009 and 2010 international passengers represented 56.8%, 56.6% and 58.8%, respectively, of the total passenger traffic volume in our airports. In 2008, 2009 and 2010, 64.4%, 66.1% and 63.1% respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States. As of December 31, 2010, 13 Mexican and 73 international airlines, including U.S.-based airlines such as American Airlines and Continental Airlines, were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.
The following table sets forth our revenues for the period presented.

	Year Ended December 31,
	2008		2009		2010
	(thousands of nominal pesos)
Revenues:
Aeronautical Services	Ps.	2,101,879	Ps.	2,042,647	Ps.	2,283,164
Non-Aeronautical Services		1,066,828		1,088,537		1,211,072
Construction Services(1)		—		—		741,236

Total	Ps.	3,168,707	Ps.	3,131,184	Ps.	4,235,472

(1)	In 2010 we adopted Mexican INIF 17, “Service Concession Contracts”, which provides that an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. As a result, we are required to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.
Aeronautical Services
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

Passenger Charges
We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline. As of December 2010, the charge for international passengers was U.S.$19.82, U.S.$26.00, U.S. $24.66 and U.S.$22.67 for the Cancún, Cozumel, Mérida and Veracruz Airports respectively, U.S.$21.64 for Huatulco and Villahermosa Airports and U.S.$21.00 for the Minatitlán, Oaxaca and Tapachula Airports, the charge for domestic passengers was Ps. 170.27, Ps. 248.18, Ps. 200.87, Ps. 235.34, Ps. 394.83, Ps. 234.48, Ps. 487.07, Ps. 190.51 and Ps. 206.90 (nominal pesos) for the Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa Airports, respectively. International passenger charges are currently dollar-denominated, but generally collected in pesos based on the average exchange rate during the month prior to the flight. Domestic passenger charges are peso-denominated. In each of 2008, 2009 and 2010, passenger charges represented 77.7%, 79.1% and 78.4% respectively of our aeronautical revenues and 51.5%, 51.6% and 42.3% respectively, of our total consolidated revenues. From time to time we have offered discounts on passenger charges at certain of our airports.
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
Non-aeronautical Services
General
Non-aeronautical services have historically generated a proportionately smaller portion of our revenues. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2008, 2009 and 2010, 28.5%, 30.1% and 24.6% of our consolidated revenues, respectively, were derived from commercial revenues as defined under the Mexican Airport Law.

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

In 2007, we opened 21 new retail stores in Cancún International Airport, mostly in connection with the opening of the new Terminal 3, including restaurants, gift shops, a duty free shop, a drugstore, a convenience store, an exchange booth, and a spa. We also opened one new retail store at each of the Mérida, Veracruz, and Villahermosa airports. In addition, in July 2007, we signed a five-year agreement with Banco Santander to install and operate branches at the Cancún, Mérida, and Veracruz airports, and to install ATMs at the Cozumel, Huatulco, Minatitlán, Oaxaca, Tapachula, and Villahermosa airports. In 2008, we opened one new store in Cancún airport. In 2009, we opened one new store in Cancún International Airport as well as car rental locations at Cancún, Mérida, Tapachula and Veracruz airports. In 2010, we opened 20 commercial spaces and closed eight commercial spaces for a net increase of 12 commercial spaces (including retail, convenience stores and foreign exchange services), including seven in Cancún, two in each of Veracruz, Villahermosa, Oaxaca, Merida and Huatulco, and one in each of Cozumel, Minatitlan and Tapachula.
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
Within our nine airports, we leased approximately 221 commercial premises as of December 31, 2010, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenants in terms of occupied space and revenue in 2010 were Aldeasa and Controladora Mera and its affiliates. Generally, concessionaires pay a monthly fee based on the higher of a fixed amount or a percentage of their revenues.
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
Construction Services
Under Mexican INIF 17, “Service Concession Contracts”, which we adopted in 2010, an operator of a service concession that is required to make capital improvements to concessioned assets is deemed to provide construction or upgrade services. Because we are required to make improvements to our airports in accordance with the Master Development Plans, we fall within the scope of INIF 17, and as a result, beginning in 2010, we are required to account for the revenues relating to those services, which are closely correlated to our capital expenditures in the relevant period.
Our Airports
In 2010, our airports served a total of approximately 16.7 million passengers, approximately 58.8% of which were international passengers. In 2009, our airports served a total of 15.5 million passengers, approximately 56.6% of which were international passengers. In 2008, our airports served a total of 17.8 million passengers, approximately 56.8% of which were international passengers. In 2010, Cancún International Airport accounted for 74.4% of our passenger traffic volume and 78.6% of our revenues from our nine airports.
All of our airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our airports based on flight origination or destination.
Passengers by Flight Origin or Destination(1)
(in thousands)

Year Ended December 31,
						Percentage of
Region	2006	2007	2008	2009	2010	Total 2010
Mexico(2)	6,016	7,489	8,064	7,033	7,245	43.4%
United States	5,301	6,038	6,526	5,816	6,197	37.1%
Canada	851	1,003	1,268	1,307	1,545	9.2%
Europe	1,354	1,363	1,474	1,038	1,202	7.2%
Latin America	255	342	418	339	525	3.1%
Asia and others	3	4	2	3	1	0.0%

Total	13,780	16,239	17,752	15,536	16,715	100.0%

(1)	Figures exclude passengers in transit and private aviation passengers.

(2)	Figures include domestic flights taken by international passengers; in 2010, such flights accounted for 4.9% of all flights traveling within Mexico to our airports.
In 2008, 2009 and 2010, approximately 68.1%, 69.6% and 63.7% respectively, of our domestic passengers traveled to or from Mexico City.
The following table sets forth the total traffic volume and air traffic movements in our nine airports for the periods presented:
Airport Traffic
(in thousands)

	Year ended December 31,
	2006	2007	2008	2009	2010
Passengers:
Total	13,779.9	16,238.8	17,752.4	15,535.8	16,715.3

Air traffic movements:(1)
Total	220.5	262.3	270.1	246.5	256.1

(1)	Includes landings and departures. Air traffic movement data include the Cancún charter terminal for all periods because ASUR earns landing fees from all landings regardless of the terminal used.
The following table sets forth the passenger traffic volume for each of our airports during the periods indicated:
Passenger Traffic
(in thousands)

	Year ended December 31,
	2006	2007	2008	2009	2010

Cancún	9,728.1	11,340.0	12,646.5	11,174.9	12,439.3
Mérida	1,007.2	1,267.5	1,280.8	1,058.6	1,135.7
Cozumel	370.7	511.1	525.4	435.7	438.8
Villahermosa	725.0	853.8	959.0	766.4	728.8
Oaxaca	495.6	514.1	594.4	523.1	446.7
Veracruz	718.0	976.6	981.1	852.6	834.2
Huatulco	375.3	375.9	366.0	388.1	385.6
Tapachula	188.1	210.9	240.1	190.4	185.2
Minatitlán	171.9	188.9	159.0	146.0	121.0

Total	13,779.9	16,238.8	17,752.4	15,535.8	16,715.3

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2006	2007	2008	2009	2010

Cancún	97,228	114,067	121,397	110,937	119,826
Mérida	27,610	34,686	33,207	28,551	30,838
Cozumel	12,122	13,801	16,283	16,269	15,339
Villahermosa	21,098	27,351	25,295	20,541	19,723
Oaxaca	16,148	15,578	17,866	17,188	15,762
Veracruz	24,905	32,308	31,243	30,708	32,849
Huatulco	7,179	7,041	6,978	6,954	6,798
Tapachula	6,621	7,441	9,765	8,431	7,993
Minatitlán	7,625	9,999	8,050	6,910	6,994

Total	220,536	262,272	270,084	246,489	256,122

(1)	Includes departures and landings.
The following table sets forth the air traffic movements in our airports for the periods indicated in terms of commercial, charter and general aviation:
Air Traffic Movements by Aviation Category

	Year ended December 31,
	2006	2007	2008	2009	2010

Commercial Aviation	168,711	203,513	210,248	193,214	203,167
Charter Aviation	17,747	19,958	17,341	13,421	10,517
General Aviation(1)	34,078	38,801	42,495	39,854	42,438

Total	220,536	262,272	270,084	246,489	256,122

(1)	General aviation generally consists of small private aircraft.
Cancún International Airport
Cancún International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2010, Cancún International Airport was the second busiest airport in Mexico in terms of passenger traffic and the first busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation. The airport is located approximately 16 kilometers (ten miles) from the city of Cancún, which has a population of approximately 660,023. A substantial majority of the airport’s international passengers (64.4% in 2008, 65.5% in 2009 and 62.2% in 2010) began or ended their travel in the United States. The airport’s most important points of origin and destination are Mexico City, Miami, Houston, New York, Atlanta and Chicago. Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the U.S. economy.”

During 2010, approximately 12.4 million passengers traveled through Cancún International Airport, principally through Terminal 2 and Terminal 3, which was opened in May 2007.
Cancún is located in the state of Quintana Roo. Cancún and its surroundings are the most visited international tourism destination in Mexico in 2010, according to the Mexican Ministry of Tourism. According to the Mexican National Trust for Tourist Development, the Cancún area had approximately 29,670 hotel rooms as of December 31, 2010. Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún International Airport. Cancún is between approximately one and a half and five hours by air from all major cities in the United States and 10 to 13 hours by air from most major European cities.
Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancún International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican National Trust for Tourism Development, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of approximately 63,221 hotel rooms as of December 31, 2010.
Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the U.S. economy.”
The airport’s facilities include Terminal 1 (the charter terminal), Terminal 2 (the old main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the new terminal that commenced operations in May 2007 as described below) and a general aviation building that handles private aircraft. The airport has 40 gates, 21 of which are accessible by passenger walkways. Terminal 2 has nine gates accessible by passenger walkways, Terminal 3 has 11 boarding gates accessible by passenger walkways. The airport has 232 retail outlets located throughout Terminals 2 and 3, and one bank branch located in Terminal 3.
As part of our commercial strategy, in the fourth quarter of 2005 we completed an expansion of 8,224 square meters (approximately 88,621 square feet) and a remodeling of 1,387 square meters (approximately 14,445 square feet), giving us a total of 52,522 square meters (approximately 563,342 square feet) in Cancún Airport’s Terminal 2.
On December 6, 2005, we began construction on Terminal 3, which we opened on May 17, 2007, and which began operations on May 18, 2007. With a total investment of approximately U.S.$100 million, Terminal 3 constitutes our most ambitious investment project to-date. Terminal 3 has doubled international passenger capacity at Cancún International Airport. The new building, measuring a total area of 45,263 square meters (approximately 487,207 square feet), has capacity for 84 check-in counters and 11 boarding gates with boarding bridges and four remote boarding gates served by buses, as well as 27 retail outlets and one bank branch. The terminal features state-of-the-art passenger information systems and security equipment, including the first CT scanning system (a system that uses x-rays to form a three-dimensional model of the contents of a piece of luggage) in Mexico for all checked baggage.

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
In April 2006, we obtained a license to develop cargo facilities at the airport, which are currently being operated by Asur Carga, S.A. de C.V. As of February 2011, we charge taxis and passenger vans an access fee of Ps. 19.81, and buses an access fee of Ps. 33.50, upon entering the airport.
On August 20, 2007, Hurricane Dean struck the Yucatan Peninsula. Although no damage was caused to the Cancún International Airport or our administrative office building in Cancún, we ceased operations at the airport as a safety precaution for approximately seven hours, resulting in the cancellation of 124 flights.
In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek a concession from the Mexican federal government to build and operate a new airport in the Mayan Riviera region of the state, which is currently served primarily by Cancún International Airport. This airport would be approximately 101 kilometers from our airport in Cancún and could adversely affect passenger traffic there. The bidding process for the concession for the airport was announced on May 11, 2010. According to media reports, at least four parties, including ASUR, have expressed interest in bidding for the concession. On January 31, 2011, the Federal Competition Commission (COFECO) issued an unfavorable decision regarding our participation in the bidding process for the construction, maintenance and operation of the Riviera Maya airport. We disagree with the decision and the views expressed by COFECO and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process. The COFECO has 60 days from the date on which we initiated legal proceedings to respond. On April 25, 2011, we requested that the Ministry of Communications and Transportation reserve our right to submit a bid in the event that the COFECO decision is overturned. Bids began to be accepted by the Ministry on April 25, 2011. As of the date of this report, there has been no final decision issued regarding the bidding process, our legal proceedings or the beginning of construction and operation of the airport. As a result, we are unable to estimate the potential financial impact, if any, that the decision will have on the future earnings of Cancún Airport.
Mérida International Airport
Mérida International Airport serves the inland city of Mérida, which has a population of approximately 828,190 and surrounding areas in the state of Yucatan. Mérida International Airport ranked second among our airports in 2010 in terms of passenger traffic and contribution to revenues. The substantial majority of this airport’s passengers are domestic. The airport’s primary point of origin and destination is Mexico City. In 2010, approximately 1.1 million passengers traveled through Mérida International Airport.

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
In 2008, 2009 and 2010, approximately 14,585, 16,779 and 18,467 metric tons of cargo, respectively, were transported through Mérida International Airport, making it our leading airport in terms of cargo volume. In 2008, 2009 and 2010 Mérida represented approximately 37.3%, 42.2% and 35.7%, respectively, of our total cargo volume. We have considered opportunities for further developing the Mérida cargo facilities, but we have no plans to pursue such opportunities at this time.
There are currently 34 businesses operating in Mérida International Airport. One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (GDS) pursuant to a long-term lease contract that terminated on January 1, 2009. This lease allowed GDS to construct and develop the airport’s air cargo terminal. Although GDS continues operating the business notwithstanding the termination of the lease, we have initiated legal proceedings to have them evicted. In addition, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009. Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.
On August 20, 2007, Hurricane Dean struck the Yucatan Peninsula. Although the Mérida International Airport was not damaged, we ceased operations at the airport as a safety precaution for the morning of August 21, resulting in the cancellation of 49 flights.
Cozumel International Airport
Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2010, approximately 438,832 passengers traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 2.2 million and 2.9 million cruise ship visitors in 2009 and 2010, respectively. Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers. The airport’s most important points of origin and destination are Houston, Dallas and Mexico City. The island of Cozumel has a population of approximately 79,579.

As part of our commercial strategy, at Cozumel International Airport’s terminal we completed an expansion of 2,218 square meters (approximately 23,900 square feet) and a remodeling of 1,132 square meters (approximately 12,200 square feet) in 2001, giving us a terminal building with a total of 9,831 square meters (approximately 105,820 square feet).
The airport has a commercial runway with a length of 2,700 meters (1.7 miles). The airport has one main commercial terminal with four remote boarding positions. The airport also has a general aviation building for small private aircraft. There are currently 31 businesses operating at Cozumel International Airport.
On August 20, 2007, Hurricane Dean struck the Yucatan Peninsula. Although the Cozumel International Airport was not damaged, we closed the airport as a safety precaution for approximately 10 hours, resulting in the cancellation of four flights.
Villahermosa International Airport
Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of approximately 640,349. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry. During 2010, the airport served approximately 728,781 passengers, substantially all of which arrived on domestic flights. The airport’s most important point of origin and destination is Mexico City.
As a result of a modernization project carried out in 2006 the airport’s commercial aviation apron was extended by a total of 12,521 square meters (approximately 134,634 square feet), representing an increase of 87%. The terminal building was expanded from 5,463 square meters (approximately 58,741 square feet) to 9,584 square meters (approximately 103,161 square feet), representing an increase of 77%. There are currently 24 businesses operating at Villahermosa International Airport.
The airport has one runway with a length of 2,200 meters (1.4 miles), which was repaired in 2010. The airport’s terminal has six remote parking positions, with three served by boarding bridges.
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
Oaxaca International Airport
Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of approximately 263,145. The airport served approximately 446,676 passengers in 2010, most of which were domestic. The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport’s most important point of origin and destination is Mexico City.

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
Veracruz International Airport
Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of approximately 552,114. Veracruz is the busiest port in Mexico in terms of commercial traffic, and is the location of the country’s largest container terminal. According to the Mexican Bureau of Ports, Veracruz accounted for 6.5% of all waterborne cargo handled by Mexican ports in 2010. In 2010, the airport served approximately 834,199 passengers. Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.
The original 4,065 square meters (43,700 square feet) of the terminal building at the airport were remodeled in 2005, and an extension of 2,000 square meters (21,500 square feet) was added, representing an increase of 49%. In addition, special collapsible jetways were built to protect passengers during boarding and disembarking, along with a new international baggage claim facility and bigger, newer offices and facilities for federal authorities. There are currently 19 businesses operating at Veracruz International Airport.
The airport has two perpendicular runways, one with a length of 2,400 meters (1.5 miles) and another with a length of 1,523 meters (1.0 miles). The airport has one main commercial terminal. The airport also has a general aviation building for small private aircraft with 23 positions.
Huatulco International Airport
Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast. Huatulco has a population of approximately 38,551, and was first developed as a tourist resort in the late 1980s. The airport served approximately 385,593 passengers in 2010, most of which were domestic. The substantial majority of the airport’s passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic. The airport’s most important points of origin and destination are Mexico City, Monterrey and Oaxaca.

The airport has one runway with a length of 2,700 meters (1.7 miles). The airport’s terminal has five remote positions. The airport has a general aviation building for small private airplanes with eight positions. There are currently 17 businesses operating at Hutaulco International Airport.
Tapachula International Airport
Tapachula International Airport serves the city of Tapachula, which has a population of approximately 320,456, and the state of Chiapas. In 2010, the airport served approximately 185,159 passengers, substantially all of which were domestic. The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport’s most important point of origin and destination is Mexico City.
The airport has one runway with a length of 2,000 meters (1.3 miles), which was repaired in 2010. The airport has one terminal with three remote boarding positions. The airport also has a general aviation building for small private aircraft with 24 boarding positions. There are currently 16 businesses operating at Tapachula International Airport.
Minatitlán International Airport
Minatitlán International Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán. The metropolitan area comprised of these three cities has a population of approximately 580,778. In 2010, the airport served approximately 120,975 passengers. In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque. The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses. Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.
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
Principal Air Traffic Customers
As of December 31, 2010, 73 international airlines and 13 Mexican airlines operated flights at our nine airports (including airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.
Prior to August 2010, Grupo Mexicana, whose subsidiaries include Mexicana and Click (formerly known as Aerovías Caribe), operated the most flights at our airports, with Grupo Aeromexico providing the fifth highest number of flights. Grupo Mexicana ceased operations on August 28, 2010. Since then, the airline that operates the most flights at our airports is Aerovias de Mexico, S.A. de C.V (Aeromexico). Grupo Aeromexico and Grupo Mexicana also control other airlines operating in our airports, including Aerocozumel and Aeromexpress, as well as the largest provider of baggage and ramp handling services at our airports, Servicios de Apoyo en Tierra, or SEAT.
Among foreign airlines, American Airlines and Continental Airlines operate the greatest number of flights to and from our airports. In 2008, American Airlines and Continental Airlines accounted for 4.7% and 4.5%, respectively, of our total revenues. In 2009, American Airlines and Continental Airlines accounted for 5.0% and 5.8%, respectively, of our revenues. In 2010, American Airlines and Continental Airlines accounted for 4.4% and 4.9%, respectively, of our revenues.

The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2008, 2009 and 2010:
Principal Air Traffic Customers

	Percentage of ASUR Revenues
	Year ended December 31,
	2008	2009	2010
Customer
Aerovías Caribe, S.A. de C.V. (Click)(1)	5.2%	6.0%	2.9%
Continental Airlines, Inc.	4.5%	5.8%	4.9%
AMR Corp. (American Airlines)	4.7%	5.0%	4.4%
Compania Mexicana de Aviacion, S.A. de C.V. (Mexicana)(1)	5.0%	4.3%	1.3%
Aerovías de Mexico, S.A. de C.V. (Aeromexico)	4.0%	3.9%	4.0%
Aviation Support S.A. de C.V.	2.9%	3.2%	3.1%
Delta Air Lines, Inc.	2.4%	3.1%	3.4%
US Airways Group, Inc.	3.0%	3.1%	2.8%
Aviacion Comercial Especializada S.A. de C.V.	2.0%	2.4%	1.7%
Consorcio Aviaxsa, S.A. de C.V.(2)	3.2%	1.4%	0.1%
Air Canada	0.9%	1.0%	0.9%
Other	62.2%	60.8%	70.5%

Total	100.0%	100.0%	100.0%

(1)	Mexicana and Click ceased operations on August 28, 2010. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Mexicana Operations Suspended”.

(2)	Aviaxsa was ordered to stop operating by the Mexican government on June 1, 2009. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—AVIACSA Operations Suspended”.
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

In addition, the Mexican government has announced its intention to grant a concession for a new airport in the Mayan Riviera through a public bidding process. The bidding process for the Mayan Riviera airport was announced on May 11, 2010, and according to media reports, at least four parties, including ASUR, have expressed interest in bidding. On January 31, 2011, the Federal Competition Commission (COFECO) issued an unfavorable decision regarding our participation in the bidding process for the construction, maintenance and operation of the Riviera Maya airport. We disagree with the decision and the views expressed by COFECO and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process. The COFECO has 60 days from the date on which we initiated legal proceedings to respond. On April 25, 2011, we requested that the Ministry of Communications and Transportation reserve our right to submit a bid in the event that the COFECO decision is overturned. Bids began to be accepted by the Ministry on April 25, 2011. As of the date of this report, there has been no final decision issued regarding the bidding process, our legal proceedings or the beginning of construction and operation of the airport. As a result, we are unable to estimate the potential financial impact, if any, that the decision will have on the future earnings of Cancún Airport. In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek any such concession that may be granted. Currently, the Mayan Riviera is served primarily by Cancún Airport. Although the Ministry of Communications and Transportation has committed to adjust the master development plans and maximum rates for our airports within three months of the granting of a concession for the Mayan Riviera Airport, we are unable to predict the effect that the new airport may have on our passenger traffic or operating results if the project is successfully carried out, and the extent of any revisions to our master development plans or maximum rates.
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
Under the Mexican Federal Duties Law, each of our subsidiary concession holders is required to pay the Mexican government a concession fee based on its gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession. Currently, this concession fee is set at a rate of 5% and may be revised annually by the Mexican Congress. Our concessions provide that we may request an amendment of our maximum rates if there is a change in this concession fee.
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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2009			2010			2011			2012			2013			Totals
	(millions of constant pesos as of December 31, 2010)(1)

Cancún	Ps.	604.2	(2)	Ps.	648.8	(2)	Ps.	440.7	(2)	Ps.	464.6	(2)	Ps.	347.3	(2)	Ps.	2,505.6	(2)
Cozumel		18.2			43.7			14.7			35.0			10.6			122.2
Huatulco		54.9			156.7			73.1			61.6			10.2			356.5
Mérida		83.9			133.1			75.6			16.9			6.3			315.8
Minatitlán		21.4			25.8			6.9			3.7			3.9			61.7
Oaxaca		49.9			144.3			64.4			44.1			18.5			321.2
Tapachula		7.9			5.9			4.9			2.6			41.2			62.5
Veracruz		49.9			321.9			257.4			123.5			70.2			822.9
Villahermosa		47.6			169.8			84.5			6.9			36.1			344.9

Total	Ps.	937.9		Ps.	1,650.0		Ps.	1,022.2		Ps.	758.9		Ps.	544.3		Ps.	4,913.3

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	Prior to December 31, 2008, we invested a total of Ps. 1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún airport. As a result, the Ministry of Communications has applied Ps. 1,054.8 million of this amount to the satisfaction of our committed investments at Cancún airport for 2009 through 2013, of which approximately Ps. 211 million was allocated to each calendar year. The amounts reflected above are the total amount of committed investments, and do not include deductions for these amounts.
The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments			Indicative Investments
	January 1, 2009 –			January 1, 2014 –			January 1, 2019 –
Airport	December 31, 2013			December 31, 2018			December 31, 2023
	(millions of constant pesos as of December 31, 2010])(1)

Cancún	Ps.	2,505.6	(2)	Ps.	1,253.5	(2)	Ps.	824.1
Cozumel		122.2			126.1			93.0
Huatulco		356.5			74.6			49.9
Mérida		315.8			130.3			85.6
Minatitlán		61.8			62.1			38.1
Oaxaca		321.2			69.7			88.3
Tapachula		62.5			43.6			21.3
Veracruz		823.0			141.7			176.6
Villahermosa		344.9			267.1			58.2

Total	Ps.	4,913.5		Ps.	2,168.7		Ps.	1,435.1

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)	Prior to December 31, 2008, we invested a total of Ps. 1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún airport. As a result, the Ministry of Communications has applied Ps. 1,054.8 million of this amount to the satisfaction of our committed investments at Cancún airport for 2009 through 2013, and Ps. 612.9 million to the satisfaction of our indicative investments for 2014 through 2018. The amounts reflected above are the total amount of committed and indicative investments, and do not include deductions for these amounts.
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
All other sources of revenues at our airports are not regulated. Approximately 69.8%, 68.7% and 56.6% of our revenues in 2008, 2009 and 2010, respectively, were derived from regulated sources of revenue.
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

	Maximum Rates(1)(2)
	Year ended December 31,
	2009		2010		2011		2012		2013

Cancún	Ps.	142.70	Ps.	141.70	Ps.	140.71	Ps.	139.72	Ps.	138.74
Mérida		133.13		132.20		131.26		130.34		129.44
Cozumel		197.90		196.51		195.15		193.77		192.42
Villahermosa		124.64		123.78		122.91		122.04		121.20
Oaxaca		141.34		140.35		139.38		138.41		137.43
Veracruz		119.31		118.46		117.64		116.81		116.00
Huatulco		128.51		127.62		126.72		125.83		124.95
Tapachula		262.14		260.32		258.49		256.68		254.90
Minatitlán		228.25		226.65		225.06		223.49		221.92

(1)	Expressed in adjusted pesos as of December 31, 2010 based on the Mexican producer price index (excluding petroleum).

(2)	Our concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the five-year period ending December 31, 2013, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.
Methodology For Determining Future Maximum Rates
The Rate Regulation provides that each airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:
•	Projections for the fifteen-year period of workload units (each of which is equivalent to one passenger or 100 kilograms (220 pounds) of cargo), operating costs and expenses (excluding amortization and depreciation) related to services subject to price regulation.
•	Projections for the fifteen-year period of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the master development plans.
•	Reference values, which were established in the concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value.
•	A discount rate to be determined by the Ministry of Communications and Transportation. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the prior twenty four months plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico.

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
To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City). On January 1, 2011, the daily minimum wage in Mexico City was Ps. 59.82. As a result, the maximum penalty at such date could have been Ps. 3.0 million (U.S.$ 244,094) In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”
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
Penalties and Termination and Revocation of Concessions and Concession Assets
The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession. On January 1, 2011, the daily minimum wage in Mexico City was Ps. 59.82. As a result, the maximum penalty at such date could have been Ps. 23.9 million (U.S.$1.95 million).
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
The level of environmental regulation in Mexico has increased in recent years, and the enforcement of the law is becoming more stringent. We expect this trend to continue and to be stimulated by international agreements between Mexico and the United States and/or other countries or international organizations. We do not expect that compliance with Mexican environmental laws or Mexican state environmental laws will have a material effect on our financial condition or results of operations. There can be no assurance, however, that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.
The Procuraduria Federal de Proteccion Ambiental (PROFEPA) has issued “clean industry” certificates for all of our airports. These certificates certify compliance with applicable Mexican environmental law regulations. We are in compliance with the requirement to renew these certificates every two years.

Organizational Structure
The following table sets forth our material consolidated subsidiaries as of December 31, 2010, including our direct and indirect ownership interest in each:

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

Our corporate headquarters are located in Mexico City, and total 742.64 square meters. We also rent two warehouses totaling 128 square meters located in Mexico City for storage. In addition, we own 130 hectares of land in Huatulco that we are using for tourism development. We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents or similar events. We do not maintain business interruption insurance.

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
Our financial statements were prepared in accordance with Mexican Financial Reporting Standards (Normas de Informacion Financiera), or “Mexican NIF”, which differs in certain significant respects from accounting principles generally accepted in the United States of America, or “U.S. GAAP.” Note 20 to our financial statements provides a description of the principal differences between Mexican NIF and U.S. GAAP as they relate to us. See “—Differences between Mexican NIF and U.S. GAAP”.
Overview
We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government. The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers. For example, in 2008, 2009 and 2010, approximately 66.3%, 65.2%, and 53.9% respectively, of our total revenues were derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.
We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are primarily affected by the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers, and to a somewhat lesser extent, passenger traffic at our airports. While we expect that aeronautical revenues will continue to represent a majority of our future total revenues, growth of our revenues from commercial activities has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues.

Recent Developments
Mexicana Operations Suspended
On August 2, 2010, Mexicana announced that it was filing for concurso mercantil (insolvency), and on August 28, 2010, Grupo Mexicana (including Mexicana and low-cost carriers MexicanaClick and MexicanaLink) suspended all operations due to financial troubles in the wake of its bankruptcy filings. Prior to its bankruptcy filing, Grupo Mexicana was our largest airline client, accounting for 6.4% of passenger traffic and 4.2% of revenues from January 1 through July 30, 2010. Since Grupo Mexicana ceased operations, we estimate that approximately 94.4% of the routes that it flew have been taken over by other airlines, and passenger traffic levels at our airports (other than Oaxaca) have increased. We are an unsecured creditor of Grupo Mexicana in the concurso mercantil process with a claim of Ps. 128.0 million (without taking into account value added tax) in respect of accrued and unpaid passenger and aiport facility usage fees. We have recorded a reserve for doubtful accounts of Ps. 128.0 million in respect of this claim, which represents approximately 24.4% of our total accounts receivable as of December 31, 2010. See “Item 3. Risk Factors—Risks Related to our Operations—The loss of one or more of our key customers could result in the loss of a significant amount of our revenues.” As of the date of this report, Mexicana announced that it was considering capitalization proposals from several parties.
Economic Downturn and Recovery
The U.S. and Mexican economies are currently recovering from a recession. In the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.5% and 6.2%, respectively. In 2009 the U.S. gross domestic product continued to decline at an annualized rate of 2.4%. In 2010 the U.S. economy began to recover, with gross domestic product increasing at an annualized rate of 2.9%. Likewise, according to the Mexican National Statistical, Geographic and Information Institute (INEGI), the Mexican gross domestic product decreased at an annualized rate of 1.6% during the fourth quarter of 2008, and an additional 6.5% in 2009. In 2010, the Mexican gross domestic product increased 5.5%. The air travel industry, and as a result, our results of operations, are substantially influenced by economic conditions in Mexico and the United States. In 2008, 2009 and 2010, approximately 64.4%, 66.1% and 63.1% respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States and approximately 36.8%, 37.4% and 37.1% of our revenues in 2008, 2009 and 2010, respectively, were derived from passengers charges imposed on passengers departing from or arriving in the United States. Similarly, in 2008, 2009 and 2010, approximately 43.6%, 43.4% and 41.2%, respectively, of our passengers traveled on domestic flights, and approximately 18.6%, 17.2% and 14.0% of our revenues in 2008, 2009 and 2010, respectively, were derived from domestic passenger charges.

We believe that our results of operations were affected differently by the U.S. and Mexican recessions. Many of the passengers traveling through our airports to or from the United States are traveling to vacation destinations such as Cancún, Cozumel or the Mayan Riviera. For many U.S. travelers, we believe these destinations are more economical than similar destinations in Florida or the Caribbean. As a result, we believe that during the recession, passenger traffic to and from the United States may have partially benefited from a substitution effect, whereby some of the passengers who were deferring or eliminating travel because of global economic conditions were replaced by passengers who choose to travel to destinations served by our airports instead of other, less economical destinations. Nevertheless, we believe that the severity of the U.S. economic recession led to overall reduced spending on vacation travel, and adversely impacted international passenger traffic levels at our airports and our results of operations. Because of the perception of Cancún, Cozumel and the Mayan Riviera as more economical vacation destinations, we believe that our airports have been and are well-placed to take advantage of the continuing economic recovery. In 2010, our international passenger traffic increased 11.7%, including increases of 12.3% at Cancún airport and 4.6% at Cozumel airport. We expect that passenger traffic will continue to increase while the economic recovery in the United States continues. However, we cannot predict how economic conditions in the United States may develop in the future or how these conditions will affect tourism and travel decisions. In addition, whether destinations served by our airports will be viewed as adequate substitutes for other tourist destinations depends on a number of factors, including the perceived attractiveness, affordability and accessibility of Cancún, Cozumel and the Mayan Riviera as desirable vacation destinations. We are unable to control many of these factors and therefore we cannot assure you that this substitution effect would occur again if the United States were to experience another recession.
In Mexico, the recession resulted in an overall decrease in levels of domestic passenger traffic. In 2009, annual domestic passenger traffic fell 12.2% from 2008, and fell in all of our airports except for Huatulco. In 2010, domestic passenger traffic increased just 2.3% from 2009. Among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they have not benefited, and are unlikely to benefit in the future, from the substitution effect that we believe has occurred with respect to passengers traveling to and from the United States. In addition, a portion of our domestic passengers are business travelers, whose demand for travel was adversely affected by the recession. In particular, the recession has affected passenger traffic levels to and from Toluca International Airport, which is located near Mexico City, and which is largely served by low-cost airlines that cater to domestic leisure travels, which we believe tend to be sensitive to both changes in the cost of air travel and economic conditions. Approximately 9.1% of passengers traveling through our airports in 2009 departed or arrived from Toluca, compared with 13.6% of passengers traveling through our airports in 2008. In 2010, approximately 9.5% of passengers traveling through our airports departed or arrived from Toluca. As the Mexican economy begins to recover, we have noticed an uptick in domestic travel to certain destinations, such as Cancún (8.7% increase in passenger traffic in 2010) and Mérida (6.7% increase in passenger traffic in 2010). However, our other airports have continued to experience no growth or decreases in passenger traffic.

Mayan Riviera Airport Bidding Process
The Mexican government, acting through the Ministry of Communications and Transportation, is conducting a public bidding process for the award of the concession for the construction, operation and management of an international airport in the Mayan Rivera in the state of Quintana Roo. This airport would be located in Tulum, approximately 101 kilometers from our airport in Cancún and could adversely affect our passenger traffic. The bidding process for the concession for the airport was announced on May 11, 2010. On January 31, 2011, the Federal Competition Commission (COFECO) issued an unfavorable opinion regarding our participation in the bidding process. We disagree with the decision and the views expressed by COFECO and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process. The COFECO has 60 days from the date on which we initiated legal proceedings to respond. On April 25, 2011, we requested that the Ministry of Communications and Transportation reserve our right to submit a bid in the event that the COFECO decision is overturned. Bids began to be accepted by the Ministry on April 25, 2011. As of the date of this report, there has been no final decision issued regarding the bidding process, our legal proceedings or the beginning of construction and operation of the airport. The Ministry of Communications and Transportation has committed to revise passenger traffic level projections for Cancún Airport and to adjust our Master Development Plan and maximum rate accordingly within three months of the granting of a concession for the Riviera Maya airport.
Adoption of INIF 17
In 2010, we adopted INIF 17, “Service Concession Contracts,” which was issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (Mexican Financial Reporting Standards Board, or “CINIF”). This new standard provides clarification on the accounting treatment to be followed for service concession contracts for services that are considered public in nature.
The following are the principal effects of INIF 17 on our results of operations and balance sheet:
•	New category of revenues and cost. Under INIF 17, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. As a result, the operator is required to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services. Revenues related to construction and upgrade services are presented in a new category of revenues called “Construction services” and expenses related to construction and upgrade services are presented in a new category of expenses called “Costs of construction.”
•	Intangible assets and change in amortization rates. Under INIF 17, all infrastructure to which an operator of a service concession is given access by the grantor of the concession service agreement and the upgrades to that infrastructure made by the operator are recognized as an intangible asset. These assets are amortized over the concession period. As a result, we are required to include all fixed assets and subsequent capital expenditures under “Airport Concessions, net” and to modify amortization rates in accordance with the remaining period of the concession, using the straight line method for those fixed assets constructed or acquired in the past. Previously we amortized fixed assets based on the estimated remaining useful life of the particular asset.

The effects of INIF 17 are reflected in our financial statements as of and for the period ending December 31, 2010. Retroactive restatement of prior period financial statements was not permitted.
ASUR to adopt IFRS beginning in 2012
Pursuant to Mexican securities regulations, as of January 1, 2012, all Mexican publicly-reporting companies are required to prepare their financial statements in accordance with International Financial Reporting Standards, or IFRS. We intend to adopt IFRS as our accounting standard for the fiscal year beginning on January 1, 2012. We are currently evaluating the impact that the adoption of IFRS may have on our results of operations, balance sheet, and statement of cash flows. See “Item 3. Risk Factors—Risks Related to Our Operations—The adoption of IFRS may result in changes to our results of operations, balance sheet and statements of cash flows.”
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
Fluctuation in the Peso
From September 30, 2008 to March 31, 2009, the peso depreciated by approximately 29.4%, from 10.98 pesos per U.S. dollar on September 30, 2008 to 14.21 pesos per U.S. dollar on March 31, 2009. Between March 31, 2009 and December 31, 2009, the peso fluctuated between Ps. 13.00 and Ps. 14.00 per U.S. dollar, and then began to appreciate. From December 31, 2009 to December 30, 2010, the peso appreciated by approximately 5.5%, from 13.06 pesos per U.S. dollar on December 31, 2009 to 12.35 pesos per U.S. dollar on December 31, 2010. The peso has continued to appreciate since then, reaching Ps. 11.52 per U.S. dollar on April 29, 2011. International passengers and international flights pay tariffs denominated in U.S. dollars. However, these tariffs are generally collected in Mexican pesos 60-115 days following the date of each flight, and our maximum rates are set in pesos. Therefore, a significant depreciation of the peso as compared to the dollar during this 60-115 day period could result in us exceeding our maximum rates, which would be a violation of our concession. If a significant depreciation occurred, we could be required to issue rebates to airline customers to avoid exceeding our maximum rates. On the other hand, a significant appreciation in the peso during this period could result in us collecting substantially less than our maximum rate per terminal passenger. We do not have any means of recouping lost revenue if we charge less than the maximum rate as a result of a significant appreciation in the peso. We attempt to set our dollar-denominated tariffs so as to avoid exceeding our maximum rates while attempting to charge as close to the maximum rate as possible. So far, the fluctuations in the peso have not caused us to exceed or required us to issue rebates to avoid exceeding our maximum rates. However, we cannot assure you that the peso will not appreciate or depreciate rapidly, or that we will be able to successfully continue to set our rates so as to maximize revenue and avoid issuing rebates so as to not exceed our maximum rates.

A depreciation in the peso has a positive effect on our revenues from commercial operations while appreciation in the peso has a negative effect. Many of our contracts with commercial services providers are denominated in U.S. dollars, but are collected or converted into Mexican pesos at the time of payment. Therefore, a depreciation in the peso as against the dollar results in us collecting more pesos for dollar-denominated contracts than before the depreciation, whereas an appreciation of the peso results in us collecting fewer pesos for dollar-denominated contracts. As a result, if the peso depreciates, and our peso-denominated cost of services does not increase at the same rate as the depreciation of the peso, our commercial revenues increase, whereas an appreciation of the peso or an increase in the peso-denominated cost of our services leads to a decrease in our commercial revenues. As the peso continues to appreciate as against the dollar, we continue to collect fewer pesos in connection with dollar-denominated contracts, which may result in lower commercial revenues in the future, especially if the appreciation continues unabated or surpasses historic levels of appreciation. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a result of the depreciation of the peso or as a result of other factors.
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

AVIACSA Operations Suspended
On June 1, 2009, the Ministry of Communications and Transportation ordered Consorcio AVIAXSA, S.A. de C.V., the operator of AVIACSA, to suspend all operations due to irregularities that could put the security of its passengers and cargo at risk. In 2008, AVIACSA represented approximately 3.2% of our revenues and 5.1% of our passenger traffic. On June 5, 2009, a federal judge lifted the suspension of AVIACSA’s operations. However, on June 12, the U.S. Federal Aviation Administration suspended the operations of AVIACSA in the United States, and in November 2009, a Mexican appeals court reinstated AVIACSA’s suspension in Mexico. AVIACSA has announced plans to resume operations on May 2, 2011, with ticket sales resuming on March 28, 2011, to destinations including Cancún, Oaxaca, Tapachula, Villahermosa and Mexico City. However, as of May 4, 2011, AVIACSA had announced a delay in the resumption of its operations and has not announced a new date on which flights will begin again.
Passenger Traffic Volume and Composition
Our principal source of revenues is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers). In 2008, 2009 and 2010, passenger charges represented 77.7%, 79.1% and 78.4% of our aeronautical services revenues and 51.5%, 51.6% and 42.3% respectively, of our consolidated revenues. Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.
While prior to 2008 the traffic volume of domestic passengers in our airports had increased more rapidly than the traffic volume of international passengers, domestic traffic grew more slowly than international traffic in 2008 and decreased almost as much as international traffic in 2009. From 2008 to 2009 the percentage of international passengers using our airports stayed nearly constant at 56.8% in 2008 and 56.6% in 2009, and the percentage of domestic passengers using our airports was 43.2% in 2008 43.4% in 2009. In 2010, the percentage of international passengers increased to 58.8% of all passengers at our airports and domestic passengers decreased to 41.2% of those passengers. During 2008, 2009 and 2010, 33.0%, 34.4% and 28.3% of our total revenues were derived from passenger charges collected from international passengers. We believe that the stagnation of domestic travel, and hence domestic passenger traffic in our airports, in the past three years is largely due to economic conditions in Mexico.
Of our passengers traveling internationally, a majority has historically traveled on flights to or from the United States. In 2008, 2009 and 2010, for example, approximately 36.8%, 37.4% and 37.1% of the total passengers and approximately 64.4%, 66.1% and 63.1%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. As a consequence, our results of operations are substantially influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.
In addition, of our passengers traveling domestically, a majority has typically traveled on flights to or from Mexico City. In 2008, 2009 and 2010 for example, approximately 68.1%, 69.6% and 63.7% respectively, of the domestic passengers in our airports arrived or departed on flights originating in or departing to Mexico City. Although prior to 2008, the percentage of domestic passengers traveling from or to Mexico City had decreased because of an increase in new services from low-cost airlines at a wide range of airports, including Toluca, which emerged as an alternative point of departure for the Mexico City area, in 2009, many of these low-cost airlines began operations out of Mexico City and the percentage of travel from Mexico City since then has increased. However, in 2010, there was an increase of 6.8% in the number of domestic passengers in our airports arriving or departing on flights originating in or departing to Toluca and a decrease of 6.4% of the domestic passengers in our airports arriving or departing on flights originating in or departing to Mexico City due to Grupo Mexicana’s suspension of operations on August 28, 2010. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

Classification of Revenues and Price Regulation
For financial reporting purposes, we classify our revenues into three categories: revenues from aeronautical services, revenues from non-aeronautical services and revenues from construction services. Our revenues from aeronautical services are derived from passenger charges, landing charges, aircraft parking charges, charges for airport security services and for the use of passenger walkways. Our revenues from non-aeronautical services are associated with the leasing of space in our airports to airlines, retailers and other commercial tenants, access fees collected from third parties providing complementary services at our airports and related miscellaneous sources. In addition, since the adoption of INIF 17 in 2010, we derive construction revenues from the services we are deemed to provide by making capital improvements to concessioned assets.
Revenues from our airports are subject to a “dual-till” price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our airports, are regulated by the Ministry of Communications and Transportation. The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services. The maximum rates for our airports have been determined for each year through December 31, 2013. See “—Recent Developments—Master Development Plans and Maximum Rates”. In 2008, 2009 and 2010, approximately 69.8%, 68.7% and 56.6% respectively, of our total revenues and approximately 10.2%, 9.9% and 9.6% respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues. Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Communications and Transportation.

The following table sets forth our revenues for the years ended December 31, 2008, 2009 and 2010, based on the categories of services established under the Mexican Airport Law.

	Year ended December 31,
	2008		2009		2010
	(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(1)	2,211.2	69.8%	2,150.5	68.7%	2,399.2	56.6%

Non-regulated Revenues:
Access fees from non-permanent ground transportation	14.7	0.5%	15.1	0.5%	17.0	0.4%
Car parking and related access fees	48.4	1.5%	45.1	1.4%	43.6	1.0%
Other fees	3.2	0.1%	3.9	0.1%	2.9	0.1%
Commercial Services	841.0	26.5%	881.6	28.2%	981.1	23.2%
Other Services	50.2	1.6%	35.0	1.1%	50.5	1.2%

Other Revenues:
Construction Services(2)	—	—	—	—	741.2	17.5%

Total	3,168.7	100.0%	3,131.2	100.0%	4,235.5	100.0%

(1)	Includes access fees charged to third parties providing complementary services in our airports, which are classified as non-aeronautical revenues for financial reporting purposes.

(2)	In 2010 we adopted Mexican Interpretación de Norma de Informacion Financiera 17, or INIF 17, “Service Concession Contracts”, which provides that an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. As a result, we are required to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.
Aeronautical Revenue
The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services. The maximum rates for our airports have been determined for each year through December 31, 2013. See “—Recent Developments —Master Development Plans and Maximum Rates”. Therefore, our aeronautical revenues are determined largely by the number of workload units at each of our airports, which is primarily driven by passenger traffic levels. Aeronautical revenues differ among our airports to the extent that passenger traffic levels differ among these airports.

The following table sets forth our revenue from aeronautical services for the years indicated.
Aeronautical Revenue

	Year ended December 31,
	2008		2009		2010
	(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	1,633.2	77.7%	1,616.5	79.1%	1,789.8	78.4%
Landing charges	140.5	6.7%	124.6	6.1%	152.6	6.7%
Aircraft parking charges	264.9	12.6%	242.8	11.9%	272.7	11.9%
Airport security charges	29.4	1.4%	27.7	1.4%	30.9	1.4%
Passenger walkway charges	33.9	1.6%	31.0	1.5%	37.2	1.6%

Total Aeronautical Revenue	2,101.9	100.0%	2,042.6	100.0%	2,283.2	100.0%

	Amount	Change(1)	Amount	Change(1)	Amount	Change(1)

Other Information:
Total workload units(2)	18.2	9.0%	16.0	(12.1%)	17.3	8.1%
Aeronautical revenue	2,101.9	11.2%	2,042.6	(2.8%)	2,283.2	11.8%
Aeronautical revenue per workload unit(3)	115.4	2.0%	127.7	10.6%	132.0	3.4%

(1)	As compared to the previous year.

(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(3)	Aeronautical revenues per workload unit are expressed in pesos (not millions of pesos).
Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Our current agreements with our principal airline customers expire in 2012. Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements. In 2008, 2009 and 2010, passenger charges represented 77.7%, 79.1% and 78.4% of our aeronautical service revenues and 51.5%, 51.6% and 42.3% respectively, of our consolidated revenues.
Historically, we have set our prices for regulated services at our airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.
As noted above, our regulated revenues at each airport are subject to a maximum rate established by the Ministry of Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing rebates or discounts to customers as price adjustments. These price adjustments or rebates constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year, both for Mexican NIF and U.S. GAAP purposes. All discounts and rebates are issued and recorded in the same year as the service is provided. In 2008, 2009 and 2010, we did not issue rebates in significant amounts.

The following table sets forth the number of passengers paying passenger charges for the years indicated.
Passengers Paying Passenger Charges

	Year ended December 31,
			% change		% change
Airport	2008	2009	2008-2009	2010	2009-2010
	(in thousands, except percentages)
Cancún	6,276.4	5,527.9	(11.9%)	6,117.6	10.7%
Mérida	627.8	513.4	(18.2%)	552.8	7.7%
Villahermosa	479.6	381.7	(20.4%)	363.1	(4.9%)
Other	1,437.8	1,258.3	(12.5%)	1,185.3	(5.8%)

Total	8,821.6	7,681.3	(12.9%)	8,218.8	7.0%

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

The following table sets forth our revenue from non-aeronautical activities for the years indicated.
Non-aeronautical Revenue

	Year ended December 31,
	2008		2009		2010
	(millions of nominal pesos)
	Amount(1)	Percent	Amount	Percent	Amount	Percent

Non-aeronautical Services:
Commercial	841.2	78.9%	884.6	81.3%	985.8	81.4%
Leasing of space	824.8	77.3%	867.9	79.7%	967.4	79.9%
Access fee	14.7	1.4%	15.1	1.4%	17.0	1.4%
Other	1.7	0.2%	1.6	0.1%	1.4	0.1%
Non Commercial	225.6	21.1%	204.0	18.7%	225.3	18.6%
Leasing of space	61.8	5.8%	65.8	6.0%	67.5	5.6%
Access fee	82.6	7.7%	75.9	7.0%	77.2	6.4%
Other	81.2	7.6%	62.3	5.7%	80.6	6.7%

Total Non-aeronautical Revenue	1,066.8	100.0%	1,088.6	100.0%	1,211.1	100.0%

	Amount	Change(1)	Amount	Change(1)	Amount	Change(1)

Other Information:
Total terminal passengers(2)	17.8	9.9%	15.5	(12.9%)	16.7	7.7%
Change in non-aeronautical revenue	171.9	(19.2%)	21.8	2.0%	122.5	11.3%
Non-aeronautical revenue per terminal passenger(3)	59.9	8.5%	70.2	17.2%	72.5	3.3%

(1)	As compared to previous year.

(2)	Excludes transit and general aviation passengers.

(3)	Revenue per passenger amounts are expressed in pesos (not millions of pesos).
Our commercial revenues consist primarily of revenues from duty-free shops, food and beverage establishments, retail stores, advertising revenues, parking lots, car rental companies, banking and currency exchange services, teleservices and ground transportation.

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2008		2009		2010
	(millions of pesos)
	Amount	Change	Amount	Change	Amount	Change
Commercial Revenues:
Duty-Free Shops	244.3	35.0%	251.9	3.1%	273.5	8.6%
Food and Beverage	145.6	10.1%	143.1	(1.7%)	160.1	11.9%
Retail Stores	250.8	23.5%	269.6	7.5%	302.8	12.3%
Advertising Revenues	64.5	21.7%	57.5	(10.9%)	60.6	5.4%
Parking Lots	48.4	1.7%	44.9	(7.2%)	43.6	(2.9%)
Car Rental Companies	55.1	10.6%	77.0	39.7%	85.4	10.9%
Banking and Currency Exchange services	19.7	27.9%	20.3	3.0%	33.2	63.5%
Teleservices	8.6	10.3%	8.4	(2.3%)	6.2	(26.2%)
Ground Transportation	16.5	20.4%	16.6	0.6%	18.3	10.2%
Other Services	50.8	23.9%	52.6	3.5%	58.0	10.3%

Total	904.3	21.5%	941.9	4.2%	1,041.7	10.6%

Construction Services Revenue
Under INIF 17, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. As a result, beginning in 2010, we were required to account for the revenues relating to those services, which are roughly equal to our capital expenditures in the relevant period. In 2010, we recorded Ps. 741.2 million of revenues from construction services using the percentage of completion method of accounting. Revenues from construction services are not subject to regulation under our dual-till price regulation system.
Operating Costs
The operating costs at our airports are influenced principally by two factors: fixed costs and variable costs. Fixed costs are the costs of operating an airport, such as most of our depreciation and amortization, general and administrative expenses, maintenance, safety, security and insurance, utilities and employee costs, which are primarily dependent on the size of the airport and do not vary with the number of passengers. Variable costs are dependent on passenger traffic, or, in the case of our technical assistance and concession fees, on financial results that are primarily determined by passenger traffic. We do not believe that there are material differences in these factors among the airports that we operate, other than differences relating to passenger traffic volume (at busier airports, fixed costs may be spread among a greater number of passengers).

The following table sets forth our operating costs and certain other related information for the years indicated.
Operating Costs

	Year ended December 31,
	2008	2009		2010
	(millions of pesos)
	Amount	Amount	% Change	Amount	% Change
Operating Costs:
Cost of services:
Employee costs	276.6	261.5	(5.5%)	253.2	(3.2%)
Maintenance	146.1	138.0	(5.5%)	146.2	5.9%
Safety, security and insurance	111.3	109.2	(1.9%)	113.9	4.3%
Utilities	98.0	72.3	(26.2%)	84.2	16.5%

Other	178.1	207.6	16.6%	351.2	69.2%

Total cost of services	810.1	788.6	(2.7%)	948.7	20.3%
Costs of construction	—	—	—	741.2	100.0%
General and administrative expenses	114.1	121.7	6.7%	164.5	35.2%
Technical assistance fee	104.5	103.5	(1.0%)	110.7	7.0%
Government concession fee	154.8	150.6	(2.7%)	166.8	10.8%
Depreciation and amortization:
Depreciation(1)	379.2	412.7	8.8%	174.2	(57.8%)
Amortization(2)	222.3	216.8	(2.5%)	205.0	(5.4%)
Total depreciation and amortization	601.5	629.5	4.7%	379.2	(39.8%)

Total operating costs	1,785.0	1,793.9	0.5%	2,511.1	40.0%

Other Information:
Total workload units(3)	18,208.4	15,993.4	(12.2%)	17,303.6	8.2%
Cost of services per workload unit(4)	44.5	49.3	10.8%	54.8	11.2%
Cost of services margin(5)	25.6%	24.9%	(2.7%)	22.4%	(10.0%)

(1)	Reflects depreciation of fixed assets.

(2)	Reflects amortization of our concessions and recovered long-term leases (long-term third-party leases granted by our predecessor to operate commercial areas in our airports).

(3)	In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(4)	Cost of services per workload unit are expressed in pesos (not millions of pesos).

(5)	Cost of services divided by total revenues, expressed as a percentage.
Cost of Services
Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, as well as utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.
Technical Assistance Fee and Government Concession Fee
Under a technical assistance agreement, Inversiones y Tecnicas Aeroportuarias S.A. de C.V. or “ITA” provides management and consulting services and transfers technical assistance, technological and industry knowledge, as well as experience to us for a fee. Our results of operations reflect the accrual of the technical assistance fee to ITA under the technical assistance agreement. The technical assistance fee is equal to the greater of U.S.$2 million, adjusted for U.S. inflation, or 5% of our consolidated earnings before comprehensive financing costs, income taxes and depreciation and amortization (determined in accordance with Mexican NIF and calculated prior to deducting the technical assistance fee).

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
In 2010, we adopted INIF 17, which required us to reclassify for financial reporting purposes assets related to our concessions from fixed assets under “Machinery, furniture and equipment, net,” “Rights to use airport facilities, net” and “Improvements to use airport facilities, net” to intangible assets under “Airport concessions, net.” As a result, we no longer depreciate those assets according to the life of the underlying concessioned asset, but rather over the life of the concession.
Costs of Construction
Our costs of construction reflect the cost of improvements to our concessioned assets. In our case, because we hire third parties to provide construction and upgrade services, and we do not recognize a premium on the cost of services, our expenses for those services are equal to our revenues.
Employee Statutory Profit Sharing
We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws (“PTU”). Under this regime, 10% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer. None of our subsidiaries that have employees were required to pay employee statutory profit sharing in 2007 and 2008 because they generated tax losses in those years. We nevertheless committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps. 14,000 per year for continued service. These amounts are paid and expensed at the end of each year, and are included in our cost of services. In 2009 and 2010 we calculated our obligations in respect of employee statutory profit sharing amount to be Ps. 1.2 million and Ps. 0.8 million, respectively. This amount is included in the Ps. 14,000 to be paid to unionized employees, and is recorded as a cost of service.

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
Until October 1, 2007, Mexican companies were generally required to pay the greater of their income tax liability (determined at a rate of 29% in 2007), as determined by the income tax law, or their asset tax liability (determined at a rate of 1.25% of the average tax value of virtually all of their assets (including, in our case, our concessions), less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries)). As a result of changes in the Mexican tax law which went into effect in 2008, the asset tax balance may be recovered through deductions over the following ten years of up to 10% each year of the total asset tax carry-forward at December 31, 2007, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three previous years. The asset tax carry-forward may be adjusted for changes in the National Consumer Price Index (Indice Nacional de Precios al Consumidor, or NCPI).
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
With the exception of Aeropuerto de Cancún, S.A. de C.V. (Cancún Airport), we and all of our subsidiaries pay, and we expect will continue to pay IETU rather than income tax for the foreseeable future. Because our financial and tax projections indicate that our Cancún Airport subsidiary is expected to pay income tax in the foreseeable future, we continue to calculate our deferred taxes under the income tax regime and consequently, we have recognized a deferred income tax liability in our financial statements as a result of the difference between the amount of the Cancún Airport investments amortization for tax and financial reporting purposes as well as other deferred tax items.
On December 7, 2009 the Mexican congress released a decree amending, adding, and repeating various provisions of the Income Tax Law of 2010. The decree establishes that the income tax rate applicable for the years from 2010 to 2012 will be 30%, for 2013 it will be 29%, and as of January 2014 it will be 28%. We have reflected the change in tax rates in our 2009 tax provision.

The Company’s overall tax provision for 2008, 2009, and 2010 consists of three separate taxes payable (income tax, asset tax, and IETU tax), as set forth in the following table for each of the three years ended December 31, 2010:
Tax Provisions

	Year ended December 31,
	2008	2009	2010
	(millions of pesos)
Current Income Tax	408.5	88.2	447.9
Deferred Income Tax	(59.0)	232.1	(19.9)

Total Income Tax	349.6	320.3	428.0

Current IETU Tax	78.2	126.1	5.0
Deferred IETU Tax	10.9	37.6	30.5

Total IETU Tax	89.1	163.7	35.5

Current Asset Tax	60.1	60.7	11.5

Total Asset Tax	60.1	60.7	11.5

Total tax provisions	498.7	544.7	475.0

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
Effects of Devaluation and Inflation
The following table sets forth, for the periods indicated:
•	the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar;
•	the Mexican inflation rate;
•	the U.S. inflation rate; and
•	the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2008	2009	2010

Depreciation (appreciation) of the Mexican Peso as compared to the U.S. dollar(1)	26.7%	(5.5%)	(5.5%)
Mexican inflation rate(2)	6.5%	3.6%	4.4%
U.S. inflation rate(3)	0.1%	2.7%	1.5%
Increase in Mexican gross domestic product(4)	1.3%	(6.5%)	5.5%

(1)	Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 13.8325 per U.S. dollar as of December 31, 2008, Ps. 13.0659 per U.S. dollar as of December 31, 2009 and Ps. 12.3496 per U.S. dollar as of December 31, 2010.

(2)	Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was 92.2407 in 2008, 95.5370 in 2009 and 99.7421 in 2010.

(3)	As reported by the U.S. Department of Labor, Bureau of Statistics.

(4)	In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of February 21, 2011.
The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:
•	Depreciation and amortization expense. Until December 31, 2007, we restated our non-monetary assets to give effect to inflation. The restatement of these assets in periods of high inflation increased the carrying value of these assets in pesos, which in turn increased the related depreciation expense and risk of impairments. In 2008, we ceased recognizing the effects of inflation, and accordingly, the carrying value of the assets no longer increased; however, depreciation expense related to those restated assets was still being recognized during 2008 and will continue to be recognized going forward.
•	Passenger charges. Passenger charges for international passengers are currently denominated in dollars, while passenger charges for domestic passengers are denominated in pesos. Therefore, our passenger charges, which are stated herein in pesos, will be affected by a depreciation or appreciation in the value of the peso as compared to the dollar.
•	Comprehensive financing result. As required by Mexican NIF, our comprehensive financing reflects gains or losses from foreign exchange, and gains and losses from interest earned or expensed. As a result, it is impacted by both inflation and currency depreciation.

•	Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 60-115 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.
Following the new Mexican NIF B-10, since the cumulative inflation in Mexico measured by the NCPI in the three-year periods ended December 31, 2007, 2008 and 2009 was below 26%, we suspended recognizing the effects of inflation in our financial statements for the fiscal years beginning January 1, 2008, 2009 and 2010.

Operating Results by Airport
The following table sets forth our results of operations for the periods indicated.
Operating Results

	Year Ended December 31,
	2008		2009		2010
	Airport		Airport		Airport
	Operating	Per Workload	Operating	Per Workload	Operating	Per Workload
	Results	Unit(1)	Results	Unit(1)	Results	Unit(1)
	(millions of		(millions of		(millions of
	pesos)	(pesos)	pesos)	(pesos)	pesos)	(pesos)
Cancún(2):
Revenues before solidarity agreement:
Aeronautical services	1,551.8	120.9	1,495.2	131.7	1,689.2	133.0
Non-aeronautical services	898.1	70.0	926.6	81.6	1,056.2	83.2
Construction services	—	—	—	—	206.8	16.3

Total revenues before solidarity agreement	2,449.9	190.9	2,421.8	213.3	2,952.2	232.5
Expenses before solidarity agreement	(1,965.3)	(153.1)	(1,271.3)	(112.0)	(1,432.2)	(112.8)

Net operating income before solidarity agreement	484.6	37.8	1,150.5	101.3	1,520.0	119.7
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(128.4)	(10.0)	(117.4)	(10.3)	(207.9)	(16.4)

Net operating income after solidarity agreement	356.2	27.8	1,033.1	91.0	1,312.1	103.3

Mérida:
Revenues before solidarity agreement:
Aeronautical services	127.6	89.0	132.8	107.7	157.2	120.9
Non-aeronautical services	51.0	35.6	49.3	40.0	46.7	35.9
Construction services	—	—	—	—	138.8	106.8
Other (3)	1.8	1.3	4.7	3.8	—	—

Total revenues before solidarity agreement	180.4	125.9	186.8	151.5	342.7	263.6
Expenses before solidarity agreement	(167.8)	(117.2)	(151.6)	(123.0)	(302.5)	(232.7)

Net operating income before solidarity agreement	12.6	8.7	35.2	28.5	40.2	30.9
Solidarity agreement revenues	0.0	0.0	0.0	0.0	27.2	20.9
Solidarity agreement expenses	(10.1)	(7.0)	(9.3)	(7.5)	(5.8)	(4.4)

Net operating income after solidarity agreement	2.5	1.7	25.9	21.0	61.6	47.4

Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	106.5	106.9	88.3	110.7	85.3	106.6
Non-aeronautical services	33.4	33.5	31.0	38.8	29.6	37.0
Construction services	—	—	—	—	129.8	162.3

Total revenues before solidarity agreement	139.9	140.4	119.3	149.5	244.7	305.9
Expenses before solidarity agreement	(105.2)	(105.6)	(101.7)	(127.4)	(231.3)	(289.1)

Net operating income before solidarity agreement	34.7	34.8	17.6	22.1	13.4	16.8
Solidarity agreement revenues	0.0	0.0	0.0	0.0	17.2	21.5
Solidarity agreement expenses	(7.1)	(7.1)	(6.6)	(8.3)	(3.4)	(4.3)

Net operating income after solidarity agreement	27.6	27.7	11.0	13.8	27.2	34.0

	Year Ended December 31,
	2008		2009		2010
	Airport		Airport		Airport
	Operating	Per Workload	Operating	Per Workload	Operating	Per Workload
	Results	Unit(1)	Results	Unit(1)	Results	Unit(1)
	(millions of		(millions of		(millions of
	pesos)	(pesos)	pesos)	(pesos)	pesos)	(pesos)
Other Airports: (4)
Revenues before solidarity agreement:
Aeronautical services	316.0	107.2	326.3	125.2	351.5	140.6
Non-aeronautical services	84.3	28.6	81.7	31.3	78.6	31.5
Construction services	—	—	—	—	265.8	106.3
Other(3)	3.4	1.2	5.5	2.1	0.0	0.0

Total revenues before solidarity agreement	403.7	136.9	413.5	158.6	695.9	278.4
Expenses before solidarity agreement	(410.0)	(139.1)	(400.8)	(153.8)	(659.7)	(263.9)

Net operating income (loss) before solidarity agreement	(6.3)	(2.1)	12.7	4.8	36.2	14.5
Solidarity agreement revenues	11.5	3.9	72.4	27.8	83.0	33.2
Solidarity agreement expenses	(16.5)	(5.6)	(15.5)	(5.9)	(16.2)	(6.5)

Net operating (loss) income after solidarity agreement	(11.3)	(3.8)	69.6	26.7	103.0	41.2

Holding & Service Companies:(5)
Revenues before solidarity agreement:
Other (3)	1,398.1	N.A.	653.1	N.A.	690.4	N.A.
Total revenues before solidarity agreement	1,398.1	N.A.	653.1	N.A.	690.4	N.A.
Expenses before solidarity agreement	(540.0)	N.A.	(531.8)	N.A.	(575.7)	N.A.

Net operating income before solidarity agreement	858.1	N.A.	121.3	N.A.	114.7	N.A.
Solidarity agreement revenues	162.1	N.A.	148.8	N.A.	233.3	N.A.
Solidarity agreement expenses	(11.5)	N.A.	(72.4)	N.A.	(127.5)	N.A.

Net operating income after solidarity agreement	1,008.7	N.A.	197.7	N.A.	220.5	N.A.

Consolidation Adjustment(6):
Total Revenues	(1,576.9)	N.A.	(884.5)	N.A.	(1,051.1)	N.A.
Expenses	1,576.9	N.A.	884.5	N.A.	1,051.1	N.A.

Total:
Revenues:
Aeronautical services	2,101.9	115.4	2,042.6	127.7	2,283.2	132.0
Non-aeronautical services	1,066.8	58.6	1,088.6	68.1	1,211.1	70.0
Construction services	—	—	—	—	741.2	42.8

Total revenues	3,168.7	174.0	3,131.2	195.8	4,235.5	244.8
Expenses	(1,785.0)	(98.0)	(1,793.9)	(112.2)	(2,511.1)	(145.1)

Net operating income	1,383.7	76.0	1,337.3	83.6	1,724.4	99.7

(1)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(2)	Reflects the results of operations of our Cancun airport and two Cancun airport services subsidiaries on a consolidated basis.

(3)	Reflects revenues under intercompany agreements (other than the solidarity agreement) which are eliminated in the consolidation adjustment.

(4)	Reflects the results of operations of our airports located in Veracruz, Minatitlán, Oaxaca, Huatulco, Tapachula and Cozumel.

(5)	Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for these entities.

(6)	The consolidation adjustment affects our consolidated net income by eliminating both revenues and expenses from intercompany transactions from all segments. The consolidation adjustment does not affect net income.
We and our subsidiaries have entered into intercompany agreements that affect the revenues, operating costs and income at our individual subsidiaries but not on a consolidated basis. Under the intercompany agreements, our holding company Grupo Aeroportuario del Sureste, S.A.B. de C.V., or GAS, and our administrative services companies provide certain services and guarantees to the airport operating subsidiaries (which may include payments to certain of our airport operating subsidiaries), in exchange for which the airport operating subsidiaries make payments to GAS and the service companies. One of these agreements is the “Solidarity Agreement,” pursuant to which each of our subsidiaries pays a fee to our parent company, in exchange for which the parent company guarantees the ongoing viability of that subsidiary’s concession, including, in the case of certain subsidiaries, by making payments to those subsidiaries to ensure that they have the resources to comply with their master development plans and other regulatory obligations. The intercompany agreements also include agreements to provide other routine services, including negotiating regulated tariffs and interfacing with regulators, leasing of commercial real estate, trademark license royalties, marketing services and employee costs. The costs of these services and guarantees, including the Solidarity Agreement, are actual costs that are charged to individual airports. In the presentation of our consolidated results, the revenues and expenses generated by these transactions are eliminated because they are intercompany transactions.

Summary Historical Results of Operations
The following table sets forth our consolidated results of operations for the periods indicated.
Consolidated Operating Results

	Year Ended December 31,
	2008		2009		2010
	(thousands of nominal pesos)

Revenues:
Aeronautical services	Ps.	2,101,879	Ps.	2,042,647	Ps.	2,283,164
Non-aeronautical services		1,066,828		1,088,537		1,211,072
Construction services		—		—		741,236

Total revenues		3,168,707		3,131,184		4,235,472
Operating Expenses:
Cost of services		(810,101)		(788,562)		(948,730)
General and administrative expenses		(114,159)		(121,708)		(164,506)
Costs of construction		—		—		(741,236)
Technical assistance fee(1)		(104,485)		(103,518)		(110,712)
Government concession fee(2)		(154,752)		(150,559)		(166,752)
Depreciation and amortization		(601,513)		(629,507)		(379,210)

Total operating expenses		(1,785,010)		(1,793,854)		(2,511,146)

Net operating income		1,383,697		1,337,330		1,724,326
Comprehensive Financing Result:
Interest income, net		137,454		43,841		14,570
Exchange gains (losses), net		36,818		(21,122)		12,749
Loss from valuation effects on derivative instruments		—		(2,563)		(700)
Net comprehensive financing income		174,272		20,156		26,619
Non ordinary items(3)		(9,734)		(15,384)		(804)

Income before taxes		1,548,235		1,342,102		1,750,141
Provisions for taxes		(498,766)		(544,692)		(474,998)

Net income		1,049,469		797,410		1,275,143
Other Operating Data (Unaudited):
Operating margin(4)		43.7%		42.7%		40.7%
Net margin(5)		33.1%		25.5%		30.1%

(1)	We are required to pay ITA a technical assistance fee based on the technical assistance agreement. This fee is described in “—Operating Costs —Technical Assistance Fee and Government Concession Fee”.

(2)	Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder’s gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession. This fee is described in “—Operating Costs —Technical Assistance Fee and Government Concession Fee”.

(3)	Non-ordinary items refers to restructuring and contract termination fees.

(4)	Operating income divided by total revenues, expressed as a percentage.

(5)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009
Revenues
Total consolidated revenues for 2010 were Ps. 4,235.5 million, 35.3% higher than the Ps. 3,131.2 million recorded in 2009. The increase in total revenues resulted from the addition of Ps. 741.2 million of revenues from construction services as a result of our adoption of INIF 17 (which, under Mexican NIF, is not applied retroactively), and to a lesser extent, an increase in revenues from aeronautical services and an increase in revenues from non-aeronautical services, as described below. Total revenues per workload unit increased 25.0% from Ps. 195.8 in 2009 to Ps. 244.8 in 2010 due to the addition of construction revenues, which is unrelated to the number of workload units in a year.
Our consolidated revenues from aeronautical services, net of rebates, increased 11.8% to Ps. 2,283.2 million in 2010 from Ps. 2,042.6 million in 2009, due primarily to the 7.6% increase in passenger traffic. Revenues from passenger charges increased 10.7% to Ps. 1,789.8 million in 2010 (78.4% of our aeronautical revenues during the period) from Ps. 1,616.5 million in 2009 (79.1% of our aeronautical revenues during the period), reflecting the increase in passenger traffic and the annual increase in our regulated rates. Aeronautical revenues per workload unit increased 3.4% from Ps. 127.7 in 2009 to Ps. 132.0 in 2010, principally because of the annual increase in our regulated rates.
Revenues from non-aeronautical services increased 11.3% to Ps. 1,211.1 million in 2010 from Ps. 1,088.6 million in 2009. The primary factors influencing the change in non-aeronautical revenue from 2009 to 2010 were an increase in commercial revenues because of the opening of 20 new commercial spaces in 2010, including seven in Cancún, two in each of Veracruz, Villahermosa, Oaxaca, Merida and Huatulco, and one in each of Cozumel, Minatitlan and Tapachula and an increase in the demand for commercial services. These factors led to an 8.6% increase in revenues from duty-free shops, a 12.3% increase in revenues from retail stores and a 10.3% increase in other income, which consisted principally of revenue from tourism services and hotel reservations providers. Increases of 10.9% in car rental companies, 63.5% in revenues from banking and currency exchange services, 11.9% in food and beverage revenues, 5.4% in advertising revenues and 10.2% in revenues from ground transportation also contributed to the increase in revenues from non-aeronautical services. These increases were partially offset by revenue declines of 2.9% in parking lot fees and 26.2% in teleservices. Non-aeronautical revenue per workload unit increased 2.8%, from Ps. 68.1 per workload unit in 2009 to Ps. 70.0 per workload unit in 2010, primarily because of the increase in commercial revenues.
Revenues from construction services were Ps. 741.2 million in 2010, due to the adoption of INIF 17, “Service Concession Contracts,” which required us to recognize revenues derived from improvements to our concessioned assets, which are roughly equal to capital expenditures in the relevant period.
Our revenues from regulated sources in 2010 were Ps. 2,399.2 million, an 11.6% increase compared to Ps. 2,150.5 million in 2009, mainly due to the increase in total passenger traffic of 7.6%. During 2010, Ps. 1,095.1 million of our revenues was derived from non-regulated sources, a 11.7% increase from the Ps. 980.7 million of revenues derived from non-regulated sources in 2009. This increase was primarily due to the 10.6% increase in commercial revenues described above, from Ps. 941.9 million in 2009 to Ps. 1,041.9 million in 2010.

Revenues by Airport
Aeronautical revenues increased by 13.0% from Ps. 1,495.2 million in 2009 to Ps. 1,689.2 million in 2010 at the Cancún airport, mainly due to the increase of 11.3% in passenger traffic. Non-aeronautical revenues increased at Cancún airport by 14.0% from Ps. 926.6 million in 2009 to Ps. 1,056.2 million in 2010, due principally to the increase in commercial revenues because of the opening of 20 new commercial spaces in 2010. Total revenues increased by 21.9% from Ps. 2,421.8 million in 2009 to Ps. 2,952.2 million in 2010 at the Cancún airport, largely due to the increase of 11.3% in passenger traffic and the addition of Ps. 206.8 million of revenues from construction services. Revenues per workload unit at the Cancún Airport increased by 9.0% from Ps. 213.3 in 2009 to Ps. 232.5 in 2010, primarily due to the addition of construction revenues.
Aeronautical revenues increased by 18.4% from Ps. 132.8 million in 2009 to Ps. 157.2 million in 2010 at the Mérida airport, due to the increase of 7.2% in passenger traffic and a 3.1% increase in the charge for domestic passengers and a 3.1% increase in the charge for international passengers. Non-aeronautical revenues decreased at Mérida airport by 5.3% from Ps. 49.3 million in 2009 to Ps. 46.7 million in 2010, due principally to a decrease of 4.4% in commercial revenues because of the closing of one convenience store in that airport. Revenues overall increased by 98.0% from Ps. 186.8 million in 2009 to Ps. 369.9 million in 2010 at the Mérida airport, due to the increase of Ps. 138.8 million in revenues from construction services as well as Ps. 27.2 million in revenues from our solidarity agreement. The revenues from our solidarity agreement are intercompany and are therefore eliminated in consolidation. Revenues per workload unit at the Mérida Airport increased by 87.8% from Ps. 151.5 in 2009 to Ps. 284.5 in 2010, principally due to the increase in revenues from constructions services and the solidarity agreement.
Aeronautical revenues decreased by 3.4% from Ps. 88.3 million in 2009 to Ps. 85.3 million in 2010 at the Villahermosa airport, due to the decrease of 4.9% in passenger traffic. Non-aeronautical revenues decreased at Villahermosa airport by 4.5% from Ps. 31.0 million in 2009 to Ps. 29.6 million in 2010, due principally to the decrease in passenger traffic. Revenues increased by 119.5% from Ps. 119.3 million in 2009 to Ps. 261.9 million in 2010 at the Villahermosa airport, largely due to the addition of Ps. 129.8 million in revenues from construction services as well as Ps. 17.2 million in revenues from our solidarity agreement. The revenues from our solidarity agreement are intercompany and are therefore eliminated in consolidation. Revenues per workload unit at the Villahermosa Airport increased by 119.0% from Ps. 149.5 in 2009 to Ps. 327.4 in 2010 primarily due to the addition of revenues from construction services.
Aeronautical revenues at our other six airports increased by 7.7% from Ps. 326.3 million in 2009 to Ps. 351.3 million in 2010, due to the increase of 9.3% in total passenger charges. Non-aeronautical revenues decreased by 3.8% from Ps. 81.7 million in 2009 to Ps. 78.6 million in 2010, due principally to the decrease of 4.7% in commercial revenues because of the closure of a total of six commercial areas in the other six airports. Revenues increased by 60.3% from Ps. 485.9 million in 2009 to Ps. 778.9 million in 2010 at the other six airports, due to the addition of Ps. 265.8 million in revenues from construction services as well as Ps. 83.0 million in revenues from our solidarity agreement. The revenues from our solidarity agreement are intercompany and are therefore eliminated in consolidation. Revenues per workload unit at our other six airports increased by 67.2% from Ps. 186.4 in 2009 to Ps. 311.6 in 2010 principally due to the addition of construction revenues.

Revenues from our parent holding company and our administrative services companies increased 15.2% from Ps. 801.9 million in 2009 to Ps. 923.7 million in 2010, due to the increase in payments by our operating subsidiaries under intercompany agreements related to administrative services. These revenues are intercompany and are therefore eliminated in consolidation.
Operating Expenses
Total operating expenses were Ps. 2,511.1 million in 2010, a 40.0% increase from the Ps. 1,793.9 million recorded in 2009, primarily as a result of the addition of Ps. 741.2 million in costs of construction due to our adoption of INIF 17, a 35.2% increase in general and administrative expenses, a 20.3% increase in cost of services, a 7.0% increase in technical assistance costs and a 10.8% increase in the government concession fee, as described below. These increases were partially offset by a 39.8% decrease in depreciation and amortization. As a percentage of total revenues, operating expenses increased to 59.3% of total revenues in 2010 from 57.3% of total revenues in 2009. Operating costs per workload unit increased 29.4%, from Ps. 112.1 per workload unit in 2009 to Ps. 145.1 per workload unit in 2010, primarily because of the addition of costs of construction due to our adoption of INIF 17.
Cost of services increased 20.3% to Ps. 948.7 million in 2010 from Ps. 788.6 million in 2009. The increase was principally due to the Ps. 128.0 million increase in the reserve for doubtful accounts resulting from the insolvency of our client, Grupo Mexicana. Higher energy, security and maintenance costs also contributed to the increase. Our cost of services per workload unit increased 11.2% from Ps. 49.3 in 2009 to Ps. 54.8 in 2010 for the reasons noted above.
General and administrative expenses increased 35.2% to Ps. 164.5 million in 2010 from Ps. 121.7 million in 2009. This increase was primarily attributable to labor costs, resulting from the continuing reassignment of employees from certain operating areas to corporate. Higher professional fees and participation in trade shows to promote new routes also contributed to the increase.
Technical assistance fees increased by 7.0% to Ps. 110.7 million in 2010 from Ps. 103.5 million in 2009, and concession fees increased by 10.8% to Ps. 166.8 million in 2010 from Ps. 150.6 million in 2009. The technical assistance fees increased in 2010 due to the corresponding increase in our consolidated earnings before comprehensive financing costs, income taxes, and depreciation and amortization, which is the basis used to determine the technical assistance fees. The increase in government concession fees was primarily the result of an increase in revenues, on which the concession fee is based.
Construction costs were Ps. 741.2 million reflecting our adoption of INIF 17. Because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.

Depreciation and amortization costs decreased by 39.8% to Ps. 379.2 million in 2010 from Ps. 629.5 million in 2009. This decrease was principally due to changes in the depreciation and amortization rates, as a result of the adoption of INIF 17. Assets that were previously recorded as furniture, machinery and equipment, net and airport facilities, which are both generally categorized as fixed assets and amortized over the useful life of the asset, are now recorded as airport concessions, net, which is an intangible asset and therefore depreciated and amortized over the remaining term of the concession. Due to the fact that the remaining term of the concession is longer than the average useful life of those assets, our depreciation and amortization rates decreased.
Operating Expenses by Airport
Operating expenses for Cancún Airport were Ps. 1,640.1 million in 2010, an 18.1% increase from the Ps. 1,388.7 million recorded in 2009, primarily as a result of the addition of costs of construction due to ASUR’s adoption of INIF 17, which more than offset the Ps. 149.8 million decrease in depreciation and amortization expense because of INIF 17. Operating expenses per workload unit for Cancún Airport were Ps. 129.1 in 2010, a 5.6% increase from the Ps. 122.3 recorded in 2009.
Operating expenses for Mérida Airport were Ps. 308.3 million in 2010, a 91.6% increase from the Ps. 160.9 million recorded in 2009, principally as a result of the addition of costs of construction due to ASUR’s adoption of INIF 17, which more than offset the Ps. 20.0 million decrease in depreciation and amortization expense because of INIF 17. Operating expenses per workload unit for Mérida Airport were Ps. 237.2 in 2010, an 81.8% increase from the Ps. 130.5 recorded in 2009.
Operating expenses for Villahermosa Airport were Ps. 234.7 million in 2010, a 116.7% increase from the Ps. 108.3 million recorded in 2009, primarily as a result of the addition of costs of construction due to ASUR’s adoption of INIF 17, which more than offset the Ps. 15.0 million decrease in depreciation and amortization expense because of INIF 17. Operating expenses per workload unit for Villahermosa Airport were Ps. 293.4 in 2010, a 116.2% increase from the Ps. 135.7 recorded in 2009.
Operating expenses for our six other airports were Ps. 675.9 million in 2010, a 62.4% increase from the Ps. 416.3 million recorded in 2009, principally as a result of the addition of costs of construction due to our adoption of INIF 17, which more than offset the Ps. 66.6 million decrease in depreciation and amortization expense because of INIF 17. The expenses from our solidarity agreement are intercompany and are therefore eliminated in consolidation. Operating expenses per workload unit for our other six airports were Ps. 270.4 in 2010, a 69.3% increase from the Ps. 159.7 recorded in 2009.
Operating expenses for our parent holding company and our administrative services companies were Ps. 703.2 million in 2010, a 16.4% increase from the Ps. 604.1 million recorded in 2009 principally due to the increase in solidarity agreement expenses. The expenses from our solidarity agreement are intercompany and are therefore eliminated in consolidation.

Operating Income
Operating income increased 28.9% to Ps. 1,724.4 million in 2010 from Ps. 1,337.3 million in 2009. This increase in operating income was primarily a result of the 11.6% increase in aeronautical and non-aeronautical revenues due to higher passenger traffic and the 39.8% decrease in depreciation and amortization due to the adoption of INIF 17.
Operating Income by Airport
Operating income for Cancún Airport increased by 27.0% to Ps. 1,312.1 million in 2010 from Ps. 1,033.1 million in 2009 primarily because of the 13.4% increase in aeronautical and non-aeronautical revenues due to higher passenger traffic. Operating income per workload unit at Cancún Airport increased 13.5% from Ps. 91.0 in 2009 to Ps. 103.3 in 2010.
Operating income for Mérida Airport increased by 137.8% to Ps. 61.6 million in 2010 from Ps. 25.9 million in 2009 mainly because of the 11.9% increase in aeronautical and non-aeronautical revenues due to higher passenger traffic, Ps. 27.2 million in revenues from our solidarity agreement and due to a decrease in depreciation and amortization expense due to the adoption of INIF 17. The income generated by our solidarity agreement is intercompany and is therefore eliminated in consolidation. Operating income per workload unit at Mérida Airport increased 125.7% from Ps. 21.0 in 2009 to Ps. 47.4 in 2010.
Operating income for Villahermosa Airport increased by 147.3% to Ps. 27.2 million in 2010 from Ps. 11.0 million in 2009 primarily because of the increase in solidarity agreement revenues and due to a decrease in depreciation and amortization expense due to the adoption of INIF 17. The income generated by our solidarity agreement is intercompany and is therefore eliminated in consolidation. Operating income per workload unit at Villahermosa Airport increased 146.4% from Ps. 13.8 in 2009 to Ps. 34.0 in 2010.
Operating income for our six other airports increased by 48.0% to Ps. 103.0 million in 2010 from Ps. 69.6 million in 2009 principally because of the increase in solidarity agreement revenues and the decrease in depreciation and amortization expense due to the adoption of INIF 17. The income generated by our solidarity agreement is intercompany and is therefore eliminated in consolidation. Operating income per workload unit at the other six airports increased 54.3% from Ps. 41.2 in 2009 to Ps. 26.7 in 2010.
Operating income for our parent holding company and our administrative services companies increased by 11.5% to Ps. 220.5 million in 2010 from Ps. 197.7 million in 2009 primarily because of the increase in payments by our operating subsidiaries under intercompany agreements.
Comprehensive Financing Result
Our net comprehensive financing result increased to income of Ps. 26.6 million in 2010 as compared to income of Ps. 20.2 million in 2009, primarily due to the appreciation of the peso relative to the dollar.

Taxes
In 2010, our current income tax provision increased 407.8%, from Ps. 88.2 million in 2009 to Ps. 447.9 million in 2010 because Cancún Airport began to pay income tax rather than IETU. Our deferred income tax provision decreased 91.4%, from Ps. 232.1 million in 2009 to Ps. 19.9 million in 2010 because of the increase in the doubtful accounts reserve as a result of the Grupo Mexicana bankruptcy and due to the adoption of INIF 17, which led to lower future depreciation and amortization for financial reporting purposes.
Our current IETU tax provision decreased 96.0% in 2010, from Ps. 126.1 million in 2009 to Ps. 5.0 million in 2010 because Cancún Airport paid income tax in 2010 rather than IETU. Our deferred IETU provision decreased 18.9%, from Ps. 37.6 million in 2009 to Ps. 30.5 million in 2010 because of the adoption of INIF 17, which led to lower future depreciation and amortization.
Our asset tax provision increased 427.8% to Ps. 60.7 million in 2010 from Ps. 11.5 million in 2009. The Company submitted a request to the Mexican Ministry of Finance to receive an opinion on whether the Company can retain the right to recover part of the Asset Tax that was paid in prior years. As of April 12, 2010, the Ministry of Finance has refused to issue such an opinion to the company.
Our effective tax rate in 2010 increased from 27% to 28%, primarily as the result of the changes in our tax provisions discussed above.
Net Income
Net income increased to Ps. 1,275.1 million in 2010 from Ps. 797.4 million in 2009. This was mainly the result of the 35.3% increase in revenues and 31.7% increase in comprehensive financing result, which more than offset the 40.0% increase in operating expenses.
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
Our consolidated revenues from aeronautical services, net of rebates, decreased 2.8% to Ps. 2,042.6 million in 2009 from Ps. 2,101.9 million in 2008, due primarily to the 12.5% decrease in passenger traffic. Revenues from passenger charges decreased 1.0% to Ps. 1,616.5 million in 2009 (79.1% of our aeronautical revenues during the period) from Ps. 1,633.2 million in 2008 (77.7% of our aeronautical revenues during the period), principally because of a decrease in passenger traffic, partially offset by an increase in rates that was approved in the first quarter of 2009 and took effect in the third quarter of 2009. Aeronautical revenues per workload unit increased 10.6% from Ps. 115.4 in 2008 to Ps. 127.7 in 2009, principally because of the decreased passenger traffic.

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

Liquidity and Capital Resources
Sources of Liquidity
Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances. However, in 2009 and 2010, we incurred indebtedness to fund our investments in accordance with our Master Development Plans. See “—Indebtedness.” In 2010, 2009 and 2008 we used Ps. 750.0 million, Ps. 1,884.0 million and Ps. 600.0 million, respectively, to pay dividends. At December 31, 2010, we had Ps. 1,442.9 million in cash and cash equivalents.
Cash Flows
In 2010, we generated Ps. 1,847.3 million in cash flow from operating activities. Cash flow used in financing activities was Ps. 700.3 million, as a result of payment of dividends of Ps. 750.0 million and Ps. 295.7 million of tax on dividends paid, offset by Ps. 920.0 million obtained in bank loans less Ps. 574.6 million of bank loans repaid. Cash flow used in investing activities in 2010 was Ps. 665.5 million, principally as a result of capital expenditures related to the execution of committed investments according to our Master Development Plans.
In 2009, we generated Ps. 1,366.1 million in cash flow from operating activities. Cash flow used in financing activities was Ps. 1,529.7 million, as a result of payment of dividends of Ps. 1,884.0 million and Ps. 191.1 million of tax on dividends paid, offset by Ps. 600.0 million obtained in bank loans less Ps. 54.6 million of bank loans repaid. Cash flow used in investing activities in 2009 was Ps. 608.5 million, principally for purchases of machinery, furniture, equipment and construction expenses related to the second runway at Cancún Airport.
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
Indebtedness
As of December 31, 2010 we had Ps. 890.6 million in outstanding indebtedness.
In May 2009, Aeropuerto de Cancún, S.A. de C.V., our subsidiary that operates the Cancún airport, entered into three term credit facilities, consisting of a Ps. 250 million three-year term credit facility from each of IXE Banco, Banco Santander and BBVA Bancomer. The facilities each had 11 equal amortizations of principal, are denominated in pesos, and charge interest at a rate based on the Tasa de Interes Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.75% to 2.00%. The IXE Banco, Banco Santander and BBVA Bancomer credit facilities were repaid in full as of May 31, August 19, and June 30, 2010, respectively.

In August and September 2010, our Cancún airport subsidiary executed two new bank loans with Banamex and BBVA Bancomer of Ps. 350.0 million and Ps. 570.0 million, respectively. Both loans have a three-year term, amortize in nine payments, are denominated in pesos, and charge interest at TIIE plus 1.5%. Each of these facilities may be used for general corporate purposes, and we expect to use them to fund capital expenditures related to our master development plans. Our holding company, GAS, has guaranteed Cancún Airport’s obligations under each of these facilities. We fully drew on these credit facilities, and we have repaid Ps. 29.2 million as of December 31, 2010.
The Banamex credit facility requires that we and our subsidiaries maintain a ratio of earnings before income, taxes, depreciation and amortization to debt of at least 2.00 to 1.00 and an interest coverage ratio of at least 5.00 to 1.00, and that the consolidated stockholders’ equity is less than 50% of capital equity at December 31, 2009. The BBVA Bancomer credit line requires that we and our subsidiaries maintain a liquidity ratio of at least 1.25 to 1.00, a ratio of liabilities to stated capital of no greater than 1.00 to 1.00 and an interest coverage ratio of at least 2.50 to 1.00. If we fail to comply with these and other covenants, certain facilities restrict our ability to pay dividends to our shareholders. As of May 4, 2011, we were in compliance with those covenants.
In order to reduce the risk of adverse movements attributable to the profile of interest rates contracted for by bank loans, we entered into contracts for interest rate swaps.
The following table presents our current contracts for interest rate swaps:

Counterparty	Fair Value(1)(2)		Nominal Amount(1)		Expiration	Fixed Rate
Banco Santander, S.A.	Ps.	1.40	Ps.	250.00	May 2012	6.37%
BBVA Bancomer, S.A.		1.40		250.00	May 2012	6.33%
BBVA Bancomer, S.A.		.46		100.00	May 2012	6.21%

Total
		3.26		600.00

(1)	Millions of pesos

(2)	As of December 31, 2010
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

The following table sets forth our historical investments in the periods indicated.
Capital Expenditures

Year ended December 31,	(thousands of pesos)

2008	935,772
2009	676,665
2010	719,904
In 2010, we spent Ps. 719.9 million on capital expenditures, principally for improvement projects related to the separation of passenger flows in Terminal 2 and modifications to the baggage handling in Cancún Airport, as well as repairs to the runways at Huatulco and Villahermosa Airports. In 2009, we spent Ps. 676.7 million on capital expenditures, principally for purchases of machinery, furniture, equipment and construction expenses related to the second runway at Cancún Airport. In 2008, we spent Ps. 935.8 million on capital expenditures, principally for purchases of machinery, furniture, equipment, construction in progress related to the second runway at Cancún Airport, and the purchase of land for development in Huatulco.
We currently intend to fund the investments and working capital required by our business strategy through cash flow from operations and from the indebtedness described above. We may continue to incur debt to finance all or a portion of these investments in the future.
Critical Accounting Policies
The preparation of our financial statements requires that we make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses generated during the reporting period. There can be no assurance that actual results will not differ from those estimates and assumptions. The impact and any associated risks related to such policies on our business operations are addressed where such policies affect our reported and expected financial results throughout our discussion of our results of operations. Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment. Our most critical accounting policies are described briefly below. For a detailed discussion of the application of these and other accounting policies, see Notes 2 and 20 of our financial statements.
Revenue Recognition
Revenues are obtained from aeronautical services, which generally relate to the use of airport infrastructure by air carriers and passengers, non-aeronautical services and construction revenues.
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
An operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. As a result, we are required to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services. Revenues related to construction and upgrade services are presented in as “Construction services” and expenses related to construction and upgrade services are presented as “Costs of construction.” We use the percentage of completion method of accounting to estimate and recognize our revenues and related costs as the construction projects are being undertaken.
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

Valuation of Airport Concessions
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
Adoption of IFRS
We are implementing the processes for the adoption of IFRS, which will become effective for fiscal years beginning January 1, 2012, in accordance with the terms established by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).
Based on the analysis we have performed to date, we estimate that the most significant impacts of the adoption of IFRS based on our balance sheet of December 31, 2010, would be a reduction of Ps. 4,071,005 thousand in airport concessions, net, a resulting decrease of deferred tax liability of Ps. 942,072 and a net decrease in stockholders’ equity of Ps. 3,128,933. The adoption of IFRS will affect these line items mainly because IFRS will eliminate the effects of inflation accumulated at December 31, 2007, which is required to be recognized under Mexican NIF and is not recognized under IFRS, less the corresponding effect in deferred taxes.
The impact that the Company has estimated is based on IFRS standards and interpretations in effect as of December 31, 2010. If new IFRS are issued before the Company issues its first full set of audited IFRS financials, or if the Company decided to adopt early certain IFRS standards which may be issued between now and 2012, or if the Company decides to take into account other accounting policies resulting from the completion of the process necessary for the adoption of IFRS, the estimated impact of IFRS on our balance sheet and results of operations could change.

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

Differences between Mexican NIF and U.S. GAAP
Our financial statements are prepared in accordance with Mexican NIF, which differs in certain respects from U.S. GAAP. See Note 20 to our financial statements.
The principal differences between Mexican NIF and U.S. GAAP as they relate to us are the treatment of the investments in our concessions and rights to use airport facilities and the related effect on deferred income taxes, the treatment of fees from leasehold agreements, impairment reversals and write-offs of asset tax recoverables. Each of these differences affects both net income and stockholders’ equity. See Note 20 to our financial statements for a discussion of these differences and the effect on our results of operation.
Recently Issued Accounting Standards
In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). The new standard provides new disclosures relating to transfers in and out of Levels 1 and 2, and activity in Level 3 fair value measurements. Additionally, it clarifies existing disclosures regarding level of disaggregation and disclosures about inputs and valuation techniques. This guidance is effective for interim and annual periods ending after December 15, 2009. The Company adopted the provisions of the standard and included its effect on its audited consolidated financial statements.
In July 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (“ASU 2010-20”). The amendments require an entity to provide additional disclosures about its financing receivables on a disaggregated basis including a roll-forward schedule, the nonaccrual status of financing receivables and impaired financing receivables by class, credit quality indicators, and an aging schedule among others. The disclosures required by the ASU as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, whereas the disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The Company adopted the provisions of the standard, however as the Company does not hold long-term financing receivables, the ASU did not have an effect on its audited consolidated financial statements.
During 2010, CINIF issued certain NIF and certain Interpretations to Financial Reporting Standards (“INIF”), which will become effective as of January 1, 2012, with the exception of NIF B-5, B-9 and C-18, which became effective as of January 1, 2011, as follows:
NIF B-5 “Financial Information by Segments” sets out the general standards to disclose financial information by segments and it allows the user of such information to analyze the entity from the same perspective as management and allows presenting information by segment more consistent with its financial statements. This standard became effective as of January 1, 2011. The Company believes that the segments note included in the consolidated financial statements comply with the requirements established by the new NIF.
NIF B-9 “Financial Information at Interim Dates” establishes standards for the determination and presentation of the interim financial information for external use and, where required, the presentation of condensed balance sheet, statement of income, or condensed statement of activities, the statement of changes in stockholders’ equity and condensed cash flows and notes to selected financial statements disclosure. This standard became effective as of January 1, 2011. The Company believes that this standard adoption would have no impact on the financial information disclosure.

NIF C-4 “Inventories” states that under certain circumstances, the cost of inventories may be amended on the basis of cost or fair value, whichever is the lesser, provided that fair value does not exceed net realizable value and fair value is not lower than net realizable value. Also, the direct cost method and the formula of last-in, first-out are eliminated as valuation methods, effective as of January 1, 2011. The Company believes that the application of this standard will not have a significant impact because the Company did not employ the direct cost method or the last-in, first-out method as valuation methods. The Company has already been employing an average cost method as its valuation method.
NIF C-5 “Prepayments” establishes that prepayments are for assets that are to be acquired or services that are to be received in the future and do not immediately transfer as benefits and risks of such goods and services to the Company. Advance payments for the purchase of inventories or property, plant and equipment, among others, must be recorded in the category of prepayments instead of being recorded as inventory or fixed assets. This standard became effective as of January 1, 2011. The Company believes that this standard will have no impact on the financial information disclosure because all of the Company’s contracts for prepayments for assets that are to be acquired or services that are to be received in the future transfer the benefits and risks of these assets and services to the Company.
NIF C-6 “Property, plant and equipment” provides special rules for valuation, presentation and disclosure relating to property, plant and equipment, establishing as the depreciation value the acquisition cost less the asset’s residual value, and is effective for companies for fiscal years beginning on January 1, 2011, except for changes that require assets with multiple components that have different expected lives to be segregated into their different component parts. For companies that have not undertaken such segregation, the applicable provisions are effective for fiscal years beginning on or after January 1, 2012. The Company believes that adoption of this standard will have no impact on the financial statements because the Company does not hold any assets that have multiple component parts with different expected lives.
NIF C-18 “Obligations associated with the retirement of property, plant and equipment”, states the special rules for the initial and subsequent recognition of a provision relating to the responsibilities associated with the removal of components of property, plant and equipment, which will be effective on January 1, 2011. The Company believes that adoption of this standard will have no impact on the financial statements.
We do not believe that any of the foregoing NIF will have a significant impact on our results of operation, balance sheet or cash flows.
In January 2009, the National Banking and Securities Commission issued certain amendments to the “General Provisions applicable to securities issuers and other participants of the stock market” whereby it incorporated the requirement for public companies to prepare financial statements under International Financial Reporting Standards (IFRS) as issued by the IASB starting with fiscal years beginning on or after January 1, 2012. See—“Critical Accounting Policies—Adoption of IFRS.” We are currently in the process of transitioning our financial information to IFRS, and we expect to present our first financial statements under IFRS for the fiscal year starting on January 1, 2012.

Off-balance sheet arrangements
We are not party to any off-balance sheet arrangements, nor have we been involved in any such transactions in the past.
Tabular disclosure of contractual obligations
The following table summarizes our material contractual obligations as of December 31, 2010.

	Payments due by period
	(millions of nominal pesos)
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
Master Development Plans(1)	5,495.5	1,022.2	1,303.2	867.5	2,302.6
Technical Assistance Agreement(2)	149.4	24.6	62.4	62.4	—
Bank Loans	890.6	243.1	647.5	—	—
Operating Lease	3.1	0.6	1.0	0.9	0.6
Concession Fees(3)	—	—	—	—	—
Swaps(4)	3.3	—	3.3	—	—

Total	6,541.9	1,290.5	2,017.4	930.8	2,303.2

(1)	As of December 31, 2010, based on the Mexican Construction Price Index. The master development plans, which contain the investment commitments for our airports have been approved for each year through December 31, 2013. The plans also contain indicative investments for calendar years 2014 through 2023, but these amounts are not binding on us.

(2)	Reflects fixed minimum amount due under the Technical Assistance Agreement. Actual amount to be paid in any year may be higher because technical assistance fees are calculated as the greater of U.S.$2.0 million adjusted annually for inflation against the U.S. consumer price index (subject to certain adjustments) and 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican NIF and calculated prior to deducting the technical assistance fee).

(3)	Actual amount to be paid in any year is 5% of gross annual revenues.

(4)	Actual amount to be paid in any year varies with changes in interest rates.

Item 6.	Directors, Senior Management and Employees
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
The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name	Title	Director Since
Fernando Chico Pardo(1)	Director and Chairman (also Chief Executive Officer)	April 28, 2005
Ricardo Guajardo Touché(3)	Director	February 28, 2001
Francisco Garza Zambrano(3)	Director	February 28, 2001
Guillermo Ortiz Martínez(3)	Director	April 26, 2010
Roberto Servitje Sendra(3)	Director	April 25, 2008
Luis Chico Pardo(2)(4)	Director	April 25, 2008
Rasmus Christiansen(3)(5)	Director	April 27, 2007

(1)	Elected by ITA as holder of Series BB shares, with Federico Chávez Peón Mijares as Alternate.

(2)	Elected by ITA as holder of Series BB shares, with Gabriel Mizrahi Zonana as Alternate.

(3)	Independent Director.

(4)	On April 27, 2011, our stockholders approved the election of Luis Chico Pardo as a director representing the Series BB Shares.

(5)	On April 27, 2011, our stockholders approved the resignation of Rasmus Christiansen as a director representing the Series BB Shares and approved his election as an Independent Director.
Fernando Chico Pardo. Mr. Chico Pardo is a member of our board of directors, Chairman of the Board since April 28, 2005 and our Chief Executive Officer since January 19, 2007. He is the founder and President of Promecap, S.C. since 1997. Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil, S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York) and the Latin America Representative for Mocatta Metals Corporation and the Mexico Representative for Standard Chartered Bank (London). Mr. Chico Pardo is a member of the board of directors of, among others, Grupo Financiero BBVA Bancomer, Grupo Carso, Sanborns Hermanos, Sears Roebuck de Mexico and Grupo Posadas. He is 59 years old. Mr. Chico Pardo was appointed by ITA.
Ricardo Guajardo Touché. Mr. Guajardo is a member of our board of directors. He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and General Director of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and General Director of Grupo Vamsa since 1989. He is presently a member of the board of directors of Grupo Bimbo and Almacenes Coppel, and has served on the board of directors of Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), Fomento Economico Mexicano (FEMSA), Grupo Valores de Monterrey (VAMSA), Transportacion Maritima Mexicana (TMM), Alfa and El Puerto de Liverpool. He is 63 years old. Mr. Guajardo is an independent director.

Francisco Garza Zambrano. Mr. Garza is a member of our board of directors and he has served as President of Cementos Mexicanos of Norteamerica y Trading (his current position), as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos E.U.A. He was formerly on the board of directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Camara Nacional del Cemento (CANACEM), Club Industrial, A.C. and Fundacion Mexicana para la Salud. He is 56 years old. Mr. Garza is an independent director.
Guillermo Ortiz Martínez. Mr. Martínez is a member of our board of directors and is a member of the Audit Committee. Previously, Mr. Martínez was Governor of the Bank of Mexico for two terms, from the 1st of January 1998 to the 31st of December 2003, and from the 1st of January 2004 to the 31st of December 2009. Between December 1994 and December 1997, he was Mexico’s Public Finance Minister. Previously, Dr. Ortiz briefly held the position of Minister for Communications and Transport, in December 1994 at the start of the administration of former president, Dr. Ernesto Zedillo. Dr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994. Prior to that, between 1984 and 1988, he occupied the post of Executive Director of the International Monetary Fund (IMF). From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research. Dr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry. Mr. Martínez is currently employed as Chairman of the Bank for International Settlements based in Basel, Switzerland. He is 63 years old. Mr. Martínez is an independent director.
Roberto Servitje Sendra. Mr. Servitje is a member of our board of directors. He has been the Deputy Chief Executive Officer of Grupo Bimbo (1969), as well as the company’s Chief Executive Officer (1978) and the Executive President (1990). He is currently Chairman of the Grupo Bimbo’s board of directors (since 1994). He is also currently a member of the board of directors of FEMSA, as well as of the advisory boards of Chrysler Mexico, Grupo Altex, the School of Banking and Commerce and the Hermann International Memorial. He is 83 years old. Mr. Servitje is an independent director.
Luis Chico Pardo. Mr. Chico is a member of our board of directors. He has held positions as an Economist at the Bank of Mexico, as the Manager of the International Division at the Bank of Mexico, as the General Coordinator of the Credit Department at the Mexican Ministry of Finance, as Chief Executive Officer of Banco Mexicano, as Executive Vice-President of Banco Mexicano Somex, and as Chief Executive Officer of Banco B.C.H. He is currently a member of the board of directors of the venture capital investment firm Promecap. Mr. Chico Pardo is 71 years old.
Rasmus Christiansen. Mr. Christiansen is the Chief Executive Officer of Copenhagen Airports International A/S, responsible for management and advisory services for CPH’s international investments. Before joining Copenhagen Airports, Mr. Christiansen was the director and owner of an import / export company in Hungary (1993 — 1999). Prior to this, he was Vice President of Dolce International, Hotels and Conference centers. He joined Copenhagen Airports A/S in 1999 as the Development and Acquisitions Director. In 2005 he became the Vice President and in 2007 CEO of Copenhagen Airports International. He is also a board member of CPH International A/S and Newcastle International Airport Ltd. Further he is the Chairman of the Danish Schou Foundation. Mr. Christiansen is 59 years old, was born in Denmark and has a bachelor’s degree in Economics and Business Administration.

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
Fernando Chico Pardo. Mr. Chico Pardo is a member of our board of directors, Chairman of the Board since April 28, 2005 and our Chief Executive Officer since January 19, 2007. He is the founder and President of Promecap, S.C. since 1997. Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil, S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York) and the Latin America Representative for Mocatta Metals Corporation and the Mexico Representative for Standard Chartered Bank (London). Mr. Chico Pardo is a member of the board of directors of, among others, Financiero BBVA Bancomer, Grupo Carso, Sanborns Hermanos, Sears Roebuck de Mexico and Grupo Posadas. He is 59 years old. Mr. Chico Pardo was appointed by ITA.
Adolfo Castro Rivas. Mr. Castro has been our Director of Finance since January 2000. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. and an auditor and consultant with Coopers & Lybrand. He is 47 years old.
Carlos Trueba Coll. Mr. Trueba has been the Director of Cancún International Airport since March 1, 2010. Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004), He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares. He is 48 years old.

Hector Navarrete Muñoz. Mr. Navarrete is the Regional Director of Airports. Previously, Mr. Navarrete was the Administrator of the Mérida International Airport, Director of the Board of Culture and Tourism of the State of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security. He is 54 years old.
Claudio Gongora Morales. Mr. Gongora has been General Counsel since April 25, 2001. Previously, he was Sub-Director of ASUR (starting on April 19, 1999). Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compania Exploradora del Istmo, S.A. de C.V. He has been Legal Sub-Director of Comision de Fomento Minero, Legal Chief Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 59 years old.
Manuel Gutierrez Sola. Mr. Gutierrez has been our Chief Commercial Officer since August 7, 2003. Previously, since October 31, 2002, Mr. Gutierrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of ASUR’s commercial strategy. Before that, he was our Concessions Manager since December 2000. Prior to joining ASUR, Mr. Gutierrez was Chief Operations Officer of G. Accion S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V. He is 48 years old.
Agustín Arellano Rodríguez. Mr. Arellano was appointed as our Chief Infrastructure and Regulations Officer in January 2010. Prior to joining ASUR, Mr. Arellano held a series of positions within the Mexican Air Traffic Control Service, SENEAM, including Technical Director and General Director. He has also been a member of the Boards of Directors of Aeropuertos y Servicios Auxiliares, the Mexican state-owned airport operator and Mexico City International Airport. He is 55 years old.
Share Ownership of Directors and Senior Management
With the exception of Fernando Chico Pardo (see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”), Luis Chico Pardo and Francisco Garza Zambrano, directors and senior management do not own shares of ASUR. There are no compensation arrangements under which employees may acquire capital of ASUR.
Compensation of Directors and Senior Management
Directors received Ps. 5.82 million in aggregate compensation for the year ended December 31, 2010. We paid an aggregate amount of approximately Ps. 20.84 million for the services of our executive officers, which included payments to Promecap, S.C. to pay for the services of Fernando Chico Pardo.

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
The Audit Committee must be composed of at least three members, all of whom must be independent, and is responsible for supervising the management and conduct of our business, monitoring the activities of our board of directors, our officers and the officers of our subsidiaries for compliance with the bylaws and applicable law, as well as coordinating internal auditing activities. With respect to financial reporting and auditing matters, the Audit Committee reviews financial data, ensures compliance with the professional code of conduct and has oversight of our internal auditing and controls system, as well as the performance of our external auditors. The Audit Committee is also responsible for monitoring transactions with affiliates, including ITA and its stockholders. In addition to the specific duties and authorities set forth under our bylaws and the Securities Market Law for the Audit Committee, the Audit Committee also has the authority and duties of the Corporate Practices Committee under the Securities Market Law. Our bylaws provide that the board of directors shall determine the number of members of the Audit Committee, which is required to comprise solely independent directors. All members of the Audit Committee must meet the applicable independence criteria set forth under the Sarbanes-Oxley Act of 2002 and the rules issued thereunder by the U.S. Securities and Exchange Commission. The president of the Audit Committee is elected by a vote at the shareholders meeting, as is a secretary, who is not required to be a committee member. The committee also appoints among its members a special delegate who may not be a person appointed by the holders of Series BB shares nor be related to the committee members. The special delegate is charged with ensuring that ITA complies with its obligations under the technical assistance agreement it has with us. The current members of the Audit Committee are Ricardo Guajardo Touché (Chairman), Francisco Garza Zambrano and Guillermo Ortiz Martínez (who was confirmed as Audit Committee financial expert by the board of directors on June 1, 2010). A secretary has also been appointed who is not a member of the committee.

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
The Nominations and Compensation Committee was formed on October 12, 1999. The duties of the committee include the proposal to the general shareholders’ meeting of candidates for election to the board of directors and proposal to the board of directors of candidates for appointment as executive officers, as well as proposals to the general shareholders’ meeting regarding the removal and compensation of directors and officers. Our bylaws provide that a stockholders’ meeting will determine the number (which must be an odd number) of members of the committee. The holders of the Series B and Series BB shares, acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee are to be named by these two initial members. Members of the committee each have a term of one year. At each annual shareholders’ meeting after a public offering of our shares, the Nominations and Compensation Committee is required to present a list of at least seven candidates for election as directors for the vote of the Series B stockholders. At an ordinary stockholders’ meeting held February 28, 2001, our stockholders resolved that the Nominations and Compensation Committee be comprised of three members. The current members of the Nominations and Compensation Committee are Fernando Chico Pardo (Chairman), Rasmus Christiansen and Roberto Servitje Sendra.
Employees
The following table sets forth the number of employees in various positions as of the end of 2008, 2009 and 2010.

	As of December 31,	As of December 31,	As of December 31,
	2008	2009	2010
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	73	122	131
Cancún Airport	213	158	189
Cozumel Airport	25	25	26
Huatulco Airport	19	20	19
Mérida Airport	48	48	48
Minatitlán Airport	19	19	19
Oaxaca Airport	23	21	22
Tapachula Airport	24	23	23
Veracruz Airport	27	27	30
Villahermosa Airport	28	28	28

Total Administrative Employees	499	491	535

	As of December 31,	As of December 31,	As of December 31,
	2008	2009	2010
Unionized Employees(2)
Cancún Airport	121	120	122
Cozumel Airport	35	36	35
Huatulco Airport	19	20	20
Mérida Airport	45	45	45
Minatitlán Airport	16	16	16
Oaxaca Airport	22	22	22
Tapachula Airport	24	24	24
Veracruz Airport	27	27	27
Villahermosa Airport	29	29	29

Total Union Employees	338	339	340

(1)	In April 2008, we transferred all of the non-unionized administrative employees employed by our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary.

(2)	In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V., a wholly-owned subsidiary.
As of December 31, 2008, 2009 and 2010, we had approximately 837, 830 and 875 employees, respectively. The number of administrative employees at Servicios Aeroportuarios del Sureste S. A. de C.V. and Cancún Airport, increased by 45 employees and was primarily attributable to the hiring of 34 employees that were previously employed by third parties.
In addition, services relating to commercial operations and certain airport operations are provided by third parties, using their own personnel. As of December 31, 2010 there were approximately 89 employees providing such services. A significant portion of the services rendered in our airports is provided by personnel employed by third parties.
Approximately 38.9% of our employees on December 31, 2010 were members of labor unions.
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
All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers. As of April 2008, the labor relations with our employees in our airport operating subsidiaries are governed by one collective labor agreement that is negotiated by the local chapter of the union. Under applicable Mexican labor law, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. The last agreement was entered into on September 28, 2010. We believe that our relations with our employees are good.

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
Acquisition of 100% of ITA by Fernando Chico Pardo
On October 13, 2010, Fernando Chico Pardo consummated his acquisition of the 49% stake in ITA previously held by Copenhagen Airports and Copenhagen Airports transferred its shares to Mr. Chico Pardo. As a result of the consummation of the transaction between Copenhagen Airports and Mr. Chico Pardo, Mr. Chico Pardo now directly or indirectly owns 100% of the shares of ITA. ITA is our strategic partner and the holder of our Series BB shares, which have special voting and management rights. See “Item 10. Our Capital Stock” for more information on the Series BB shares.
ASUR Files Registration Statement with U.S. Securities and Exchange Commission for Secondary Equity Offering
On August 3, 2010, we filed a shelf registration statement with the U.S. Securities and Exchange Commission, which permits us or selling stockholders to offer, from time to time, Series B shares, directly or in the form of ADSs. On August 17, 2010, JMEX B.V., which held approximately 16.1% of our capital stock, disposed of 100% of its holdings or 47,974,228 Series B shares in an underwritten public offering at a price of $4.48 per Series B Share.

Capital Stock Structure
The following table sets forth the current ownership of outstanding shares as of May 4, 2011, to the extent of our knowledge.

			Percentage of total
	Number of Shares		share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
Agrupación Aeroportuaria Internacional II, S.A. de C.V.(1)(2)(4)	53,442,587	—	17.81%	—
ITA, through Bancomext (1)(2)(3)(4)	—	22,950,000	—	7.65%
Servicios de Estrategia Patrimonial, S.A. de C.V.(1)(2)(3)(4)(5)	22,050,000	—	7.35%	—
Aberdeen Asset Management(1)(6)	79,660,340	—	26.56%	—
Other Public(1)	121,897,073	—	40.63%	—

(1)	Pursuant to the Share Registry Book of ASUR, the shareholders that formally appear registered as such are (a) Indeval, as depositary of 255,000,000 Series B shares, (b) Bancomext, as holder of 22,050,000 Series B shares, and (c) Bancomext, as holder of 22,950,000 Series BB shares.

(2)	Our CEO Fernando Chico Pardo owns, directly or indirectly, (a) 100% of ITA, (b) 100% of Servicios de Estrategia Patrimonial, S.A. de C.V. (formerly known as, Agrupación Aeroportuaria Internacional, S.A. de C.V.), and (c)100% of Agrupación Aeroportuaria Internacional II, S.A. de C.V.

(3)	On June 18, 2007, Bancomext, as trustee of the trust created under Trust Agreement dated December 18, 1998 and holder of 45,000,000 Series BB shares, informed ASUR of its decision to convert 22,050,000 Series BB shares into 22,050,000 Series B shares.

(4)	On July 25, 2007, ITA, as beneficiary of the trust created under Trust Agreement dated December 18, 1998 and holder of 45,000,000 Series BB shares, instructed Bancomext to release from the trust and physically deliver to Agrupación Aeroportuaria Internacional, S.A. de C.V. (following a name change, now known as Servicios de Estrategia Patrimonial, S.A. de C.V.) 22,050,000 Series B shares.

(5)	Based on information contained in public reports, from June 2, 2008 until July 3, 2008, Agrupación Aeroportuaria Internacional II, S.A. de C.V., a company indirectly controlled and owned by Fernando Chico Pardo purchased 2,973,052 Series “B” shares, which represent 0.99% of our outstanding capital stock.

(6)	Composed of 7,966,034 ADSs. Based on information contained in public reports, Aberdeen Asset Management has the sole power to vote or direct the vote of 6,258,316 ADSs (representing 62,583,160 Series “B” shares) and has the sole power to dispose or direct the disposition of 1,707,718 ADSs (representing 17,077,180 Series “B” shares).
ITA Trust
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

Related Party Transactions
General
As of December 31, 2009 and 2010, the accounts pending payment with related parties are as follows:

	Year Ended December 31,
	2009		2010
	(millions of nominal pesos)
Accounts Receivable:
Compañía Méxicana de Aviación, S. A. de C. V.(1)(3)	Ps.	37.0	Ps.	25.6

Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S. A. de C. V.(2)		(23.54)		(25.5)
Promecap, S. C.(1)		(0.5)		(0.5)
Lava Tap de Chiapas, S. A. de C. V.(1)		(0.3)		(0.3)
Telefonos de México, S. A. de C. V.(1)		(0.0)		(0.1)

Total Accounts Payable		(24.34)		(26.4)

Net Receivable	Ps.	12.7	Ps.	(0.8)

(1)	Affiliate of key management personnel

(2)	Shareholder

(3)	In August 2010, Compañía Méxicana de Aviación, S. A. de C. V. filed for concurso mercantil in Mexico and bankruptcy protection in the U.S. The amounts are net of a provision of Ps. 128 million in 2010. There was no such provision set aside in 2009. As of December 31, 2010, Grupo Mexicana was no longer a Related Party of ASUR.
During the years ending December 31, 2008, 2009 and 2010, the following transactions with related parties were carried out.

	Year Ended December 31,
	2008		2009		2010
	(millions of nominal pesos)
Revenues from airport services	Ps.	159.0	Ps.	133.1	Ps.	53.9
Technical assistance		(104.5)		(103.5)		(110.7)
Administrative services		(5.2)		(6.4)		(5.8)
Leases		(2.7)		(3.2)		(3.0)
Telephone services and network connections		(7.0)		(3.8)		(4.3)
Cleaning services		(10.2)		(9.7)		(10.1)
Investment (transport equipment)		—		(6.4)		(0.2)
Others		(4.4)		(2.5)		(2.7)
Arrangements with ITA
The rules for the sale of the Series BB shares required ITA, ASUR and the Ministry of Communications and Transportation to enter into a participation agreement, which established the framework for the option agreement, the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.

Pursuant to the technical assistance agreement and the participation agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us. Although Copenhagen Airports ceased to be a shareholder in October 2010, the technical assistance agreement continues in force. These agreements entitle ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our board of directors. These agreements also grant us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The technical assistance agreement has a fifteen-year term and is automatically renewed for additional five-year terms, unless one party provides notice of its intent not to renew within a specified period. We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2 million, adjusted for U.S. inflation, or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican NIF and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in “Item 6. Directors, Senior Management and Employees—Committees.” In 2006, 2007, 2008, 2009 and 2010 we recognized expenses of U.S.$6.6 million, U.S.$8.4 million, U.S.$7.6 million, U.S.$8.0 million and U.S.$8.9 million respectively, pursuant to the technical assistance agreement plus additional expenses owed to ITA of approximately U.S.$0.1 million, U.S.$0.1 million, U.S.$0.2 million, U.S.$0.3 million and U.S.$0.1 million, respectively.
Arrangements with Entities Controlled by Fernando Chico Pardo
In February 2007 we entered into a contract with Promecap, S.C. under which we retained the services of Fernando Chico Pardo as our Chief Executive Officer in exchange for a monthly fee equal to U.S.$37,804.
We also rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.
Compensation to Directors and Officers
In 2009 we provided Ps. 23,756 thousand in compensation to key management personnel and Ps. 7,401 thousand in compensation to the Board of Directors and the committees of the Board of Directors. In 2010 we provided Ps. 20,836 thousand in compensation to key management personnel and Ps. 5,820 thousand in compensation to the Board of Directors and the committees of the Board of Directors.

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
Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under Mexican NIF. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., is Ps. 287.7 million (which includes the required allocation corresponding to year 2010 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Dividends paid to non-resident holders with respect to our Series B shares and ADSs are not subject to Mexican withholding tax. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor 1.4286 in 2005, 1.4085 in 2006, 1.3889 in 2007, 1.3889 in 2008 and 2009, and 1.4286 thereafter. Corporate tax rates of, 30% in 2005, 29% in 2006, 28% in 2007, 2008 and 2009, and 30% in 2010 are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2010, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.
As of December 31, 2010, we had Ps. 1 billion of distributable earnings that were subject to corporate income tax and Ps. 200 million of distributable earnings that were not subject to corporate income tax. Until we generate such earnings subject to corporate income tax, dividends paid by us to non-resident holders of Series B shares and ADSs will be subject to the corporate-level dividend tax income discussed above.
On April 27, 2011, our stockholders approved the allocation of 5.0% or Ps. 63.8 million, of our net profits for the fiscal year ended December 31, 2010 to the legal reserve fund in compliance with Mexican law. The stockholders approved the allocation of 5.0%, or Ps. 40.6 million, of our net profits for the fiscal year ended December 31, 2009 to the legal reserve fund on April 26, 2010, and approved the allocation of Ps. 52.5 million (5% of net income for fiscal year 2008) to the legal reserve fund on April 23, 2009. On April 27, 2011, our stockholders approved the allocation of Ps. 744.7 million of our net profits for the fiscal year ended December 31, 2010 to the share repurchase reserve.
On April 27, 2011, our stockholders approved the payment of a net cash ordinary dividend after income tax of Ps. 900 million or Ps. 3.0 per share for each outstanding Series B or BB share. This dividend was payable as of May 17, 2011. Because this dividend payment was not taken from the after-tax earnings account, it gave rise to a dividend income tax of Ps. 300 million. On April 26, 2010, our stockholders approved the payment of a net cash dividend after income tax of Ps. 750 million or Ps. 2.50 per share for each outstanding Series B or BB. This dividend was payable as of May 19, 2010. At the general stockholders’ meeting on April 23, 2009, our stockholders approved the payment of a net cash dividend after income tax of Ps. 1,884 million or Ps. 6.28 per share for each outstanding Series B or BB share of which Ps. 3.24 per share was paid as an ordinary dividend and Ps. 3.04 per share was paid as an extraordinary dividend. This dividend was payable as of May 13, 2009.
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
The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars over the five most recent financial years is as follows:

	U.S.$ per ADR(1)		Pesos per Series B Share
Years ended December 31,	Low	High	Low	High

2006	28.93	45.16	29.00	49.29

2007	41.07	62.79	54.19	67.17

2008	24.96	63.54	33.75	68.30

2009
First Quarter	24.55	42.14	36.11	55.94
Second Quarter	27.00	40.99	37.96	53.90
Third Quarter	35.22	45.50	47.69	59.40
Fourth Quarter	40.66	56.27	53.75	75.00

2010
First Quarter	47.16	57.33	62.3	73.15
Second Quarter	45.54	58.07	59.01	70.40
Third Quarter	41.53	54.36	54.75	68.92
Fourth Quarter	46.85	56.45	58.30	69.99

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
December 2010	52.71	56.45	65.37	69.99
January 2011	51.87	59.12	63.31	72.14
February 2011	52.03	55.25	62.90	66.59
March 2011	53.29	58.77	64.23	69.99
April 2011	56.41	59.20	66.30	69.90
May 2011(2)	59.12	59.20	67.94	68.44

(1)	10 Series B shares per ADR.

(2)	Through May 3, 2011.
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
As of December 31, 2010, 130 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2010, the ten most actively traded equity issues (excluding banks) represented approximately 67% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico.

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

Our Capital Stock
The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of May 4, 2011:
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
Voting Rights and Stockholders’ Meetings
Each Series B share and Series BB share entitles the holder to one vote at any general meeting of our stockholders. Holders of Series BB shares are entitled to elect two members of our board of directors and holders of Series B shares are entitled to name the remaining members of the board of directors. Our bylaws provide that our board of directors will have such odd number of members as determined by the stockholders’ meeting, which number shall not be less than seven and shall be subject to the maximum limit set forth by the Mexican Ley del Mercado de Valores (Mexican Securities Market Law). Currently, our board of directors consists of seven members.

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
Right of Withdrawal
Any stockholder having voted against a resolution validly adopted at a meeting of our stockholders with respect to (i) a change in our corporate purpose or nationality, (ii) a change of corporate form, (iii) a merger involving us in which we are not the surviving entity or the dilution of its capital stock by more than 10%, or (iv) a spin-off, may request redemption of its shares, provided that the relevant request is filed with us within fifteen days following the holding of the relevant stockholders’ meeting. The redemption of the stockholders’ shares will be effected at the lower of (a) 95% of the average trading price determined on the closing prices of our shares over the last thirty days on which trading in our shares took place prior to the date on which the relevant resolution becomes effective, during a period not longer than six months (provided that in the event the number of days on which shares have been traded in the six month period is less than thirty, all days on which the shares were traded shall be taken into consideration in such determination), or (b) the book value of the shares in accordance with our most recent audited financial statements approved by our stockholders’ meeting. Pursuant to the Mexican Securities Market Law and our bylaws, our stockholders have waived the right to redeem their variable capital contributions as provided in the Mexican Ley General de Sociedades Mercantiles (General Law of Business Corporations).
Special Voting Rights of BB Shares
Our Series BB shares are held by ITA, our strategic partner. In addition to the right to elect two members of our board of directors, Series BB shares are entitled to certain special voting rights. For example, pursuant to our bylaws, ITA is entitled to present the board of directors with the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our board of directors. Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our stockholders) so long as its Series BB shares represent at least 7.65% of our capital stock. For additional information, see “Additional Information—Voting Rights and Stockholder’s Meetings” in our most recent annual report on Form 20-F incorporated herein by reference.

Dividends and Distributions
Each Series B and Series BB share entitles its holder to equal rights with respect to dividends and distributions. At our annual ordinary general stockholders’ meeting, the board of directors submits to the stockholders for their approval our financial statements for the preceding fiscal year. Five percent of our net income (after statutory employee profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the stockholders may from time to time determine, including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on both Series B shares and Series BB shares. A full discussion of our dividend policy may be found in “Item 8. Financial Information—Dividends.”
Registration and Transfer
Our shares are registered with the Registro Nacional de Valores (Mexican Securities Registry), as required under the Mexican Ley del Mercado de Valores (Securities Market Law) and regulations issued by the Mexican Comisión Nacional Bancaria y de Valores (Banking and Securities Commission, or CNBV). In the event that the registration of our shares with the Mexican Securities Registry is cancelled, we will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the public offer price shall be the higher of the weighted average trading price (based on volume) for our shares for the most recent thirty days on which the price of the shares has been quoted during the six months prior to the commencement of the public offer; provided that in the event the number of days on which shares have been quoted during such six-month period is less than thirty, the days on which the shares were quoted shall be taken into consideration; or if no shares traded during such period, the book value (valor contable) of the shares as calculated in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. Notwithstanding the foregoing, we may be exempted from making the public offer if (i) at least 95% of stockholders express their consent, (ii) the aggregate amount of the public offer is lower than 300,000 investment units (unidades de inversion or UDIs), and (iii) sufficient resources are transferred to a trust with a minimum term of six months specifically created for purposes of purchasing, at the same price of the offer, the shares of the stockholders that do not tender their shares. Any amendments to the foregoing provisions included in our bylaws require the prior approval of the CNBV and approval by a resolution of an extraordinary stockholders’ meeting adopted by shares representing at least 95% of our outstanding capital stock.
Any offering that is undertaken in Mexico by us or any selling stockholder must either (i) comply with the public offering requirements set forth in the Mexican Securities Market Law and applicable rules and regulations issued by the CNBV or (ii) be carried out as a private placement pursuant to Article 8 of the Mexican Securities Market Law.

Transfer and Conversion of Series BB Shares.
Series BB shares may only be transferred after conversion into Series B shares, and are subject to the following rules:
•	Except with the prior authorization by the Mexican Ministry of Communications and Transportation, ITA was required to retain its interest in the Series BB shares through December 18, 2008.

•	After December 18, 2008, ITA may sell in any year up to 20% of its interest in the Series BB shares.

•	If ITA owns Series BB shares that represent less than 7.65% of our capital stock after December 18, 2013, those remaining Series BB shares must be converted into freely transferable Series B shares.

•	If ITA owns Series BB shares representing at least 7.65% of our capital stock after December 18, 2013, those Series BB shares may be converted into Series B shares, provided the holders of at least 51% of Series B shares (other than shares held by ITA and any of its “related persons”) approve such conversion and vote against renewal of the technical assistance agreement.
Stockholder Ownership Restrictions and Antitakeover Protection
Ownership Restrictions
Holders of our shares are subject to the following restrictions:
•	subject to the tender offer procedures described below, holders of Series B shares, either individually or together with their related persons, will have no ownership limitation whatsoever with regard to the shares representing such series;
•	Series BB shares may represent no more than 15% of our outstanding capital stock;
•	subject to the tender offer procedures described below, holders of Series BB shares, either individually or together with their related persons, may also own Series B shares without limitation,
Any amendment to the above provisions requires the vote of shares representing 85% of our capital stock.
•	no more than 5% of our outstanding capital stock may be owned by air carriers; and
•	foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock.

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
We may issue unsubscribed shares that will be kept in the treasury, to be subsequently subscribed by the investing public, provided that (i) the general extraordinary stockholders’ meeting approves the maximum amount of the capital increase and the conditions on which the corresponding placement of shares shall be made, (ii) the subscription of issued shares is made through a public offer after registration in the Mexican National Securities Registry, complying, in either case, with the provisions of the Mexican Securities Market Law and other applicable law and (iii) the amount of the subscribed and paid-in capital of the company is announced when the company makes the authorized capital increase public. The preferential subscription right provided under Article 132 of the Mexican General Law of Business Corporations is not applicable to capital increases through public offers of unsubscribed shares issued pursuant to Article 53 of the Mexican Securities Market Law or repurchased shares issued pursuant to Article 56 of the Mexican Securities Market Law.

The stockholders will have a preferential right to subscribe shares in the event of a capital increase, in proportion to the number of shares held by each at the time the increase is approved pursuant to the provisions of Article 132 of the General Law of Business Corporations, as established hereinafter, unless the subscription offer is made under the provisions of Article 53 or Article 56 of the Mexican Securities Market Law, or in the case of an issuance of shares kept in the Treasury for conversion of debentures in terms of Article 210 bis of the Mexican Ley General de Títulos y Operaciones de Crédito (General Law of Negotiable Instruments and Credit Transactions).
Our capital stock may be reduced by resolution of a stockholders’ meeting taken pursuant to the rules applicable to capital increases. Our capital stock may also be reduced by repurchase of our own stock in accordance with the Mexican Securities Market Law. Shares of our capital stock belonging to us may not be represented or voted in stockholders’ meetings, nor may corporate or economic rights of any kind be exercised, nor will the shares be considered as outstanding for the purpose of determining the quorum and the votes in stockholders’ meetings.
Ownership of Capital Stock by Subsidiaries
Our subsidiaries may not, directly or indirectly, invest in our shares or shares of any parent company of ASUR, unless such subsidiaries acquired our shares to comply with employee stock option or stock sale plans that are established, granted or designed in favor of the employees or officers of such subsidiaries or through investment companies (sociedades de inversion). The number of shares acquired for such purpose may not exceed 15% of our outstanding capital stock.
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
Stockholders’ Conflict of Interest
Under Mexican law, any stockholder that has a conflict of interest with respect to any transaction must abstain from voting on such a transaction at the relevant stockholders’ meeting. A stockholder that votes on a transaction in which its interest conflicts with that of ASUR may be liable for damages in the event the relevant transaction would not have been approved without such stockholder’s vote as provided under the Mexican Securities Market Law.
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
Taxation
The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, tax-exempt organizations, financial institutions, insurance companies, partnerships or other pass-through entities, persons who own or are deemed to own 10% or more of our voting stock, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.
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
U.S. Federal Income Tax Considerations
The gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as dividend income on the date on which the distributions are received by the U.S. holder in the case of Series B Shares or by the depositary in the case of ADSs. Such distributions will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs. We do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed below). Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs, whether or not they are converted into U.S. dollars on that date. If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.
Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit limitation purposes. Although dividends currently are not subject to Mexican withholding tax (see “Item 10. Additional Information — Taxation — Taxation of Dividends — Mexican Tax Considerations,” above), in the event that Mexico imposes a withholding tax in the future, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of such withholding tax. Additionally, if Mexican withholding tax is imposed in the future, a U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead be eligible to claim a deduction for U.S. federal income tax purposes in respect of such withheld tax, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. holders are urged to consult their own tax advisors in this regard.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder in a taxable year beginning prior to January 1, 2013 with respect to the Series B shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) (A) the Series B shares or ADSs are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 taxable year. Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year or future years, although there can be no assurance in this regard.
The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Series B shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.
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
Gain, if any, realized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the Series B shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares or ADSs.

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
Foreign Currency Exchange Rate Risk
Our principal exchange rate risk involves changes in the value of the peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month. In 2008, 2009 and 2010, approximately 33.0%, 34.4% and 28.3% respectively, of our consolidated revenues were derived from passenger charges for international passengers. In addition, a substantial portion of our contracts with commercial services are denominated in U.S. dollars. In 2008, 2009 and 2010 approximately 30.7% , 30.1% and 36.2% respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars. Substantially all of our other revenues are denominated in pesos. We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based upon approximately a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2010, we estimate that our revenues would have decreased by Ps. 99.3 million.
As of December 31, 2008, 2009 and 2010, 12.4%, 11.4% and 14.6% respectively, of our cash and cash equivalents were denominated in dollars. Based upon approximately a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2010, we estimate that the value of our cash and cash equivalents would have increased by Ps. 19.0 million.
We did not have any foreign currency indebtedness at December 31, 2008, 2009 and 2010. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.
At December 31, 2008, 2009 and 2010, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk
We depend upon bank credit facilities to partially finance our operations. These transactions expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in the relevant base rates (the banks charge interest at a rate based on the Tasa de Interés Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.75% to 2.00%) which are used to determine the interest rates that are applicable to borrowings under our credit facilities. We had approximately Ps. 890.6 million in floating rate debt at December 31, 2010. In August and September 2010 we entered into three interest rate swap agreements to hedge interest rate risk on the outstanding long-term debt. We entered into an interest rate swap agreement with Banco Santander for a nominal amount of Ps. 250.0 million which fixes TIEE at 6.37%. The fair value of this contract is Ps. 1.40 million. We entered into two interest rate swap agreements with BBVA Bancomer, one for a nominal value of Ps. 250 million, which fixes TIEE at 6.33% and has a fair value of Ps. 1.40 million and another for a nominal value of Ps. 100.0 million, which fixes TIEE at 6.21% and has a fair value of Ps. 0.46 million. Under these agreements, the Company receives floating rate coupon payments in Mexican pesos at an annual interest rate of TIIE in exchange for fixed rate coupon payments in Mexican Pesos at the interest rates described above. For more information regarding our economic hedging transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”
Item 12. Description of Securities Other Than Equity Securities
A. DEBT SECURITIES
Not applicable.
B. WARRANTS AND RIGHTS
Not applicable.
C. OTHER SECURITIES
Not applicable.
D. AMERICAN DEPOSITARY SHARES
Pursuant to our form F-6 with the SEC on September 7, 2000, we registered American Depositary Shares (“ADSs”) which are represented by American Depositary Receipts (“ADRs”) in a sponsored facility. The deposit agreement is among us, The Bank of New York Mellon, as ADR depositary, and all holders from time to time of ADRs issued under the deposit agreement. Copies of the deposit agreement are also on file at the ADR depositary’s corporate trust office and the office of the Mexican custodian for the depositary, S.D. Indeval, Instituto para el Depósito de Valores, S.A. de C.V. They are open to inspection by owners and holders during business hours. The depositary’s corporate trust office is located at 101 Barclay Street, New York, New York 10286.
American Depositary Shares
The Bank of New York, as depositary, registers and delivers ADSs. Each ADS represents ten Series B shares (or a right to receive ten Series B shares). Each ADS will also represent any other securities, cash or other property which may be held by the depositary.

ADS holders may hold ADSs either (A) directly by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
The depositary will be the holder of the Series B shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. As an ADS holder, we will not treat you as one of our stockholders and you will not have stockholder rights. Mexican law governs stockholder rights.
The following is a summary of the material provisions of the deposit agreement. For more complete information regarding ADRs, you should read the entire deposit agreement and the form of ADR.
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
Dividends and Other Distributions
The depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on Series B shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Series B shares your ADSs represent.
•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Series B shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to the extent permissible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and will not be liable for any interest.
Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.
•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares that would require it to deliver fractions of ADSs and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.
•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may, after consultation with us, make these rights available to you (including by any means of warrants or otherwise, if the depositary determines it is feasible and lawful to do so) or sell the rights and distribute the proceeds in the same way as it does with cash.
The depositary will not offer rights to holders unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act or are registered under the provisions of the Securities Act.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities, in proportion to the number of ADSs you hold, by any means it deems equitable and practicable; provided, however, if it determines the distribution cannot be made proportionately among the holders, or if the distribution is otherwise not feasible, the depositary may adopt such method as it may deem equitable and practicable, including the sale of such property and the distribution of the net proceeds thereof in the same manner as cash distributions.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders provided that the depositary has not acted negligently or in bad faith.
Deposit and Withdrawal
The depositary will deliver ADSs upon the deposit of Series B shares with the custodian, subject to your delivery to the depositary or the custodian of any certificates required under the Deposit Agreement and payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees. The depositary will register the appropriate number of ADSs in the names you request.
Voting Rights
As a holder of ADSs, you will not be entitled to attend stockholder’s meetings, but you may instruct the depositary to vote the Series B shares underlying your ADSs. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you may instruct the depositary to vote the Series B shares or other deposited securities underlying your ADSs as you direct by a specified date.
If the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to vote the number of deposited securities represented by your ADSs on any question in the same proportion that all other shares of capital stock of the company are voted on such question at the relevant stockholders’ meeting.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your Series B shares. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your Series B shares are not voted as you requested.
Fees and Expenses
ADS holders must pay (1) taxes and other governmental charges the depositary or the custodian have to pay on any ADS or Series B share underlying an ADS; (2) registration or transfer fees for transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares; (3) certain cable, telex and facsimile transmission expenses; (4) expenses of the depositary in converting foreign currency to U.S. dollars; (5) U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for the execution and delivery or surrender of ADRs pursuant to the deposit agreement, including if the deposit agreement terminates; (6) (to the extent permitted by the rules of any stock exchange on which ADSs are listed for trading) a fee of U.S.$.02 or less per ADS for any distribution of proceeds of sales of securities or rights (but not for cash distributions); (7) with respect to distributions of property other than cash, shares or rights to purchase shares, a fee equivalent to the fee that would be payable if such property had been deposited for issuance of ADSs; and (8) any other charges.

Payment of Taxes
ADS holders will be responsible for any taxes or other governmental charges payable on ADSs or on the deposited securities represented by any ADSs. The depositary may refuse to register any transfer of ADSs or allow withdrawal of the deposited securities represented by ADSs until such taxes or other charges are paid. It may apply payments owed to ADS holders or sell deposited securities represented by an ADS holder’s ADSs to pay any taxes owed and such holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.
Reclassifications, Recapitalizations and Mergers
Upon any change in par value, split-up, consolidation or any other reclassification or deposited securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting our company or to which we are a party, any securities received by the depositary or custodian in exchange for or in conversion of such securities will be treated as additional securities, and the underlying ADSs will represent, in addition to the Series B shares underlying the ADSs, the right to receive such new securities in exchange or conversion, unless, at our request and with our approval, the depositary delivers additional ADRs.
Amendment and Termination
We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended.
The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In either case, the depositary must notify you at least 30 days before termination.
After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) collect distributions on the deposited securities, (b) sell rights and other property and (c) deliver Series B shares, dividends and other distributions, proceeds of any sale and other deposited securities upon surrender of ADSs. Two years or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability
The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. Each of us and the depositary:
•	are only obligated to take the actions specifically set forth in the deposit agreement with good faith using reasonable efforts;
•	are not liable if it is prevented or delayed by law or circumstances beyond its control from performing its obligations under the deposit agreement;
•	are not liable if it exercises discretion permitted under the deposit agreement;
•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement unless it receives an indemnity satisfactory to it; and
•	may rely upon any advice or information from any person it believes in good faith to be competent to give such advice or information.
In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares or other property, the depositary may require:
•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Series B shares or other deposited securities;
•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Series B Shares Underlying your ADSs
You have the right to withdraw the Series B shares underlying your ADSs at any time except:
•	when the depositary has closed its transfer books or we have closed our transfer books;
•	when you owe money to pay fees, taxes and similar charges; or
•	when it is deemed necessary or advisable by us or the depositary, for any reason, at any time, to prohibit withdrawals in order to comply with any laws, governmental regulations or requirements of any securities exchange that apply to ADSs or to the withdrawal of Series B shares or other deposited securities.
This right of withdrawal may not be limited by any other provision of the deposit agreement.
Fees payable by the depositary
From December 31, 2009 through December 31, 2010, the depositary reimbursed us for expenses we incurred or paid amounts on our behalf to third parties in connection with the ADS program for a total sum of approximately U.S.$38,000. Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), underwriting fees and legal fees.
  The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2010 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Controls Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We conducted an assessment of the effectiveness as of December 31, 2010 of our internal controls over financial reporting using the criteria set for in the “Internal Control – Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.
Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, as stated in the report attached included in Item 18 of this annual report.
Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Our board of directors designated Guillermo Ortiz Martinez, an independent director as required by the Mexican Securities Market Law and applicable NYSE listing standards, as an “audit committee financial expert” within the meaning of this Item 16A at a meeting of our board of directors on June 1, 2010. The audit committee has confirmed Mr. Martinez as the audit committee financial expert, replacing the previous audit committee financial expert who recently resigned. See “Item 6. Directors, Senior Management and Employees—Directors.”
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
Item 16C. Principal Accountant Fees and Services
Audit and Non-Audit Fees
The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2009 and 2010:

	Year ended December 31,
	2009		2010
	(thousands of nominal pesos)
Audit fees		8,512		12,345
Audit-related fees		—		—
Tax fees		—		—

Total fees	Ps.	8,512	Ps.	12,345

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

	(a) Total		(c) Total number of shares
	number of	(b) Average	purchased as part of	(d) Maximum number of shares
	shares	price paid per	publicly announced plans or	that may yet be purchased under
	purchased(1)	share in Pesos	programs	the plans or programs
2009
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31			—	—
June 1-30			—	—
July 1-31			—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—

2009 Total			—	—

2010
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—

2010 Total	—	—	—	—

(1)	Series “B” shares or number of Series “B” shares resulting from purchase of ADSs.

All of the shares listed above were purchased by Agrupacion Aeroportuaria II, S.A. de C.V., an entity indirectly owned and controlled by Fernando Chico Pardo, our CEO and Chairman.
As of April 27, 2011, the maximum amount authorized by our stockholders for the repurchase of shares was Ps. 744.7 million.
Item 16F. Change in Registrant’s Certifying Accountant.
Not applicable.
Item 16G. Corporate Governance
Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Securities Market Law and the regulations issued by the Mexican National Banking and Securities Commission. We also generally comply on a voluntary basis with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas) as indicated below, which was created in January 2001 and amended in 2006 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. On an annual basis, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.
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

The duties of our Audit Committee with regard to corporate practices are, among others, the following:

•     evaluating the performance of relevant officers,

•     reviewing related-party transactions, and

NYSE Standards	Our Corporate Governance Practice

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

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §303A.08	Shareholder approval is not expressly required under our bylaws for the adoption and amendment of an equity-compensation plan. No equity-compensation plans have been approved by our shareholders.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.09 and §303A.10	We have adopted a code of ethics applicable to all of our directors and executive officers, which is available to you free of charge upon request and at www.asur.com.mx. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our other officers/employees.

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

3.3
Form of Underwriting Agreement among the Company, J.P. Morgan Securities Inc. and Macquarie Capital (USA) Inc. as the underwriters and J.P. Morgan Securities Inc. and Macquarie Capital (USA) Inc. as representatives of the underwriters (incorporated by reference as Exhibit 1 to our registration statement on Form F-3 ASR (File No. 333-168486) filed on August 3, 2010).

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

8.1	List of material subsidiaries of the Company.

11.1	Code of Ethics (incorporated by reference to our Form 20-F filed on June 16, 2004).

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers, S.C.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By:	/s/ Adolfo Castro Rivas
	Name:	Adolfo Castro Rivas
	Title:	Chief Financial Officer
Dated: May 5, 2011

GRUPO AEROPORTUARIO DEL SURESTE,
S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2009 AND 2010

GRUPO AEROPORTUARIO DEL SURESTE,
S. A. B. DE C. V. AND SUBSIDIARIES
CONSOLIDATED AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2009 AND 2010

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Grupo Aeroportuario del Sureste, S. A. B. de C. V., and its subsidiaries:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholder’s equity, and of cash flows present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries (“Company”), at December 31, 2009 and 2010, and the consolidated results of their operations and their consolidated statement of cash flows for each of the three years in the period ended on December 2010, in conformity with Mexican Financial Reporting Standards, as adopted by Mexico (MFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over its financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these consolidated financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of the internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As explained in Note 2 to the consolidated financial statements as from January 1, 2010, the Company adopted prospectively the following MFRS and Interpretations of MFRS (IMFRS): a) MFRS C-1 “Cash and cash equivalents”, and b) IMFRS-17 “Service Concession Agreements”, with the effects described in that Note.
MFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.
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
Mexico City, May 4, 2011

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED BALANCE SHEETS
(Notes 1, 2 and 3)
(Expressed in thousands of Mexican Pesos, as explained in Note 2)

	2009		2010
ASSETS
Current assets:
Cash and cash equivalents	Ps.	961,404	Ps.	1,442,879
Accounts receivable — Net (Note 4)		375,165		389,960
Recoverable taxes and other current assets — Net		746,594		836,649

Total current assets		2,083,163		2,669,488

Land, machinery and furniture (Note 5)		980,851		305,629
Intangible asset — Airport concessions — Net (Notes 6 and 7)		7,628,144		14,945,330
Rights to use airport facilities — Net (Notes 6 and 7)		2,057,476		—
Improvements to concessioned assets — Net (Note 8)		3,658,731		—
Recoverable asset tax		96,006		84,544
Deferred income tax and employees’ statutory profit sharing (Note 14)		2,421		2,905
Deferred flat tax (Note 14)		188,916		206,019

Total assets	Ps.	16,695,708	Ps.	18,213,915

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	Ps.	8,145	Ps.	10,738
Bank loans (Note 10)		222,517		243,102
Accrued expenses and other accounts payable (Note 9)		168,820		242,820

Total current liabilities		399,482		496,660
LONG-TERM LIABILITIES:
Bank loans (Note 10)		329,836		647,503
Deferred income tax (Note 14)		1,372,504		1,461,089
Deferred flat tax (Note 14)		726,532		801,389
Seniority premiums and personnel severance pay (Note 3i)		9,659		11,817

Total liabilities		2,838,013		3,418,458

Stockholders’ equity (Note 11):
Capital stock		12,799,204		12,799,204
Legal reserve		246,517		287,117
Retained earnings		811,974		1,709,136

Total stockholders’ equity		13,857,695		14,795,457

Commitments and contingencies (Note 17)
Subsequent event (Note 19)
Total liabilities and stockholders’ equity	Ps.	16,695,708	Ps.	18,213,915

The accompanying twenty notes are an integral part of these consolidated financial statements, which were authorized for issuance on March 15, 2011 by the undersigned officer.

C.P.C. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Expressed in thousands of Mexican Pesos, as explained in Note 2, except earnings per share amounts)

	For the years
	ended December 31,
	2008		2009		2010
REVENUES:
Aeronautical services	Ps.	2,101,879	Ps.	2,042,647	Ps.	2,283,164
Non-aeronautical services		1,066,828		1,088,537		1,211,072
Construction services (Notes 6 and 7)		—		—		741,236

Total revenues		3,168,707		3,131,184		4,235,472

OPERATING COSTS AND EXPENSES:
Cost of services		810,101		788,562		948,730
Cost of construction		—		—		741,236
Technical assistance fee (Notes 6 and 7)		104,485		103,518		110,712
Government concession fee		154,752		150,559		166,752
General and administrative expenses		114,159		121,708		164,506
Depreciation and amortization		601,513		629,507		379,210

Total cost and operating expenses		1,785,010		1,793,854		2,511,146

COMPREHENSIVE FINANCING RESULT:
Interest receivable		139,680		68,136		54,444
Interest payable		(2,226)		(24,295)		(39,874)

Exchange gains (losses), net		36,818		(21,122)		12,749
Loss on valuation of derivative financial instruments (Note 3c)		—		(2,563)		(700)

Net comprehensive financing income		174,272		20,156		26,619

Non ordinary items		(9,734)		(15,384)		(804)

Income before taxes on profits		1,548,235		1,342,102		1,750,141

Taxes on profits (Note 14):
Asset tax		60,091		60,654		11,462
Income tax		349,571		320,331		427,992
Flat tax		89,104		163,707		35,544

Net income for the year	Ps.	1,049,469	Ps.	797,410	Ps.	1,275,143

Earnings per share expressed in Mexican pesos (Note 11)	Ps.	3.50	Ps.	2.66	Ps.	4.25

The accompanying twenty notes are an integral part of these consolidated financial statements, which were authorized for issuance on March 15, 2011 by the undersigned officer.

C.P.C. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Note 11)
(Expressed in thousands of Mexican Pesos, as explained in Note 2)

							Total
	Capital		Legal		Retained		stockholders’
	stock		reserve		earnings		equity

Balance at January 1, 2008	Ps.	12,799,204	Ps.	167,926	Ps.	1,538,397	Ps.	14,505,527

Transfer to legal reserve				26,118		(26,118)		—

Dividends paid						(600,000)		(600,000)

Comprehensive income						1,049,469		1,049,469

Balance at December 31, 2008		12,799,204		194,044		1,961,748		14,954,996

Transfer to legal reserve				52,473		(52,473)		—

Dividends paid						(1,884,000)		(1,884,000)

Income tax paid on dividends						(10,711)		(10,711)

Comprehensive income						797,410		797,410

Balance at December 31, 2009		12,799,204		246,517		811,974		13,857,695

Recognition of IMFRS-17
“service concession contracts” (Note 11)						412,619		412,619

Transfer to legal reserve				40,600		(40,600)		—

Dividends paid						(750,000)		(750,000)

Comprehensive income						1,275,143		1,275,143

Balance at December 31, 2010	Ps.	12,799,204	Ps.	287,117	Ps.	1,709,136	Ps.	14,795,457

The accompanying twenty notes are an integral part of these consolidated financial statements, which were authorized for issuance on March 15, 2011 by the undersigned officer.

C.P.C. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED ON DECEMBER 31, 2008, 2009 AND 2010
(Expressed in thousands of Mexican Pesos, as explained in Note 2)

	For the year
	ended December 31,
	2008		2009		2010

Operating activities:

Income before taxes on profits	Ps.	1,548,235	Ps.	1,342,102	Ps.	1,750,141

Items related to investing activities:
Depreciation and amortization		601,513		629,507		379,210
Deferred employees’ statutory profit sharing (Note 14)		(37,496)		(2,421)		(484)
Interest income		(139,679)		(68,136)		(54,444)

Variation in operating assets and liabilities:
Accounts receivable		(81,785)		(13,965)		(14,795)
Recoverable taxes and other current assets		(137,836)		189,032		(24,986)
Taxes on profits paid		(178,966)		(259,302)		(222,206)
Trade accounts payable, accrued expenses and other payables		(18,814)		(440,010)		34,840
Cancellation of income tax on dividends		—		(10,711)		—

Net cash flow provided by operating activities		1,555,172		1,366,096		1,847,276

Investing activities:
Improvements to concessioned assets and acquisition, of furniture and equipment		(935,772)		(676,665)		(719,904)
Interest income		139,679		68,136		54,444

Net cash flow from investing activities		(796,093)		(608,529)		(665,460)

Surplus cash to be applied to financing activities:
Financing activities:
Bank loans received (Note 10)		—		600,000		920,000
Bank loans paid (Note 10)		—		(54,545)		(574,621)
Dividends paid		(600,000)		(1,884,000)		(750,000)
Income tax on dividends paid		(351,264)		(191,130)		(295,720)

Net cash flows used in financing activities		(951,264)		(1,529,675)		(700,341)

(Decrease) increase in cash and cash equivalents		(192,185)		(772,108)		481,475

Cash and cash equivalents, beginning of period		1,925,697		1,733,512		961404

Cash and cash equivalents, end of period	Ps.	1,733,512	Ps.	961,404	Ps.	1,442,879

The accompanying twenty notes are an integral part of these consolidated financial statements, which were authorized for issuance on March 15, 2011 by the undersigned officer.

C.P.C. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
(Expressed in thousands of Mexican Pesos, as explained in Note 2, except number of shares, share amounts and exchange rates)
NOTE 1 — COMPANY HISTORY AND OPERATIONS:
Grupo Aeroportuario del Sureste, S. A. B. de C. V. (“ASUR” or the “Company”), a Mexican company, was incorporated in April 1998, as a wholly-owned entity of the Mexican federal government to operate, maintain and develop nine airports in the Southeast region of Mexico. The nine airports are located in the following cities: Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlán. ASUR and its subsidiaries are collectively referred to as the “Company”.
In June 1998, the Ministry of Communications and Transportation (SCT) granted to subsidiaries of ASUR the concessions to operate, maintain and develop the nine airports of the Southeast group over a period of 50 years commencing on November 1, 1998, for a total of Ps.12,710,426 (December 31, 2007 purchasing power), excluding value added tax. The concession period may be extended by the parties under certain circumstances. The acquisition cost of the airport concessions was paid through capitalization of liabilities assumed by the Mexican federal government and subsequently with the issuance of capital stock of ASUR. See Note 11.
Notwithstanding the Company’s rights to operate, maintain and develop the nine airports, pursuant to the Mexican General Law of National Assets, all the permanent fixed assets located in the airports are the property of the Mexican federal government. Upon expiration of the Company’s concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican federal government.
In December 1998 and in March 1999, the Mexican federal government sold an aggregate 15% equity interest in ASUR to Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (ITA), pursuant to a public bidding process. ITA paid the Mexican federal government an aggregate of Ps.1,165,076 (nominal), excluding interest, in exchange for: (i) 45,000,000 Class I Series BB shares (see Note 10) representing 15% of ASUR’s capital stock; (ii) options for years 2003, 2004 and 2005 to acquire newly issued shares representing 2%, 2% and 1%, respectively, of total shares outstanding at the time the options are exercised, through issuance of new shares; and (iii) the right and obligation to enter into several agreements, including a technical assistance agreement, under the terms established during the bidding process.

On September 28, 2000, the Mexican federal government held a public offer for 221,739,130 Series “B” shares representing 73.91% of ASUR’s shares.
On March 8, 2005, the Mexican federal government held a public offer for 33,260,870 ordinary, nominative Series “B” shares with no par value, representing 11.09% of ASUR’s remaining shares. At December 31, 2006, ASUR’s capital stock was comprised of the investing public (85%) and ITA (15%).
On March 29, 2007, ITA approved the conversion of 7.35% of the BB series shares into B series shares.
On June 19, 2007, as a result of the tender offers initiated for the acquisition of Series B shares held in the US and Mexico markets, Servicios Estrategia Patrimonial, S.A. de C.V. and Agrupacion Aeroportuaria Internacional II, S. A. de C. V., entities indirectly owned and controlled by an individual, acquired 19.91% of the Series B shares.
On the basis of the foregoing, at December 31, 2009, ITA was an entity held 51% by an individual and 49% by Copenhagen Airports S/A, and it in turn held 7.65% of the BB Series shares of ASUR.
On October 13, 2010, Copenhagen Airports A/S transferred its shares to an individual, who indirectly held 100% of the shares in ITA.
Series BB shares held by ITA grant ITA certain rights including the right to name two members of the Board of Directors of the Company, and veto rights with respect to certain corporate shares and rights, including the right to name and remove the chief executive officer, and half of the members of the Company’s Executive Management.
At December 31, 2010, ASUR’s outstanding capital stock was held by the investing public (72.44%), ITA (7.65%), Servicios Estrategia Patrimonial, S. A. de C. V. (7.35%) and Agrupación Aeroportuaria Internacional II, S. A. de C. V. (12.56%).
NOTE 2 — BASIS FOR PREPARATION:
a) Basis
The accompanying consolidated financial statements have been prepared for presentation to the Board of Directors and to comply with the Mexican Financial Reporting Standards (MFRS) so as to provide a reasonable presentation of the Company’s financial position.

The Company has prepared its consolidated statement of income classified by the function of its components because the global classification of costs and expenses generally allows for an understanding of the most important allocations related to the Company’s main activity. The operating profit at December 31, 2010, 2009, and 2008 totals Ps.1,724,326, Ps.1,337,330, and 1,383,697 respectively.
b) Effects of inflation on the financial information
Under the provisions of the MFRS B-10 “Effects of inflation”, the Mexican economy is currently considered a non-inflationary environment, since accumulated inflation over the previous three years is below 26% (the higher limit for an economy to be considered non-inflationary). Consequently, as of January 1, 2008, companies are required to suspend recognition of the effects of inflation on the financial information (suspension of inflationary accounting). As a result of the foregoing, the figures at December 31, 2010 and 2009 contained in the attached consolidated financial statements are presented in historical Mexican pesos, modified by the effects of inflation on the financial information recognized up to December 31, 2007.
The following table shows inflation percentages for:

	December 31,
	2009	2010

For the year	3.57%	4.40%
Accumulated in the three last years	14.48%	15.19%
The Company identified the following currencies in accordance with the provisions of MFRS
B-15 for the preparation of financial information:

Currency
Type	2009	2010

Local posting	Mexican peso	Mexican peso
Functional	Mexican peso	Mexican peso
Reporting	Mexican peso	Mexican peso
In light of the fact that the posting, functional and reporting currency is the Mexican peso, it was not necessary to carry out foreign currency conversions.

c) New Mexican Financial Reporting Standards effective January 1, 2010
The following MFRS issued by the Mexican Financial Reporting Standards Board (CINIF) went into effect as from January 1, 2010, and they have been adopted by the Company in preparing its consolidated financial statements. Note 3 discloses new accounting policies and, if applicable, the effects of their adoption.
IMFRS-18 “Recognition of the effects of the 2010 Tax Amendments to the Income tax”. IMFRS-18 was issued to address the different concerns of financial information preparers in connection with the 2010 Tax Amendments, specifically for the changes established in the tax consolidation regime and the amendments to the income tax rate.
MFRS C-1 “Cash and cash equivalents”. It establishes standards for the accounting treatment and disclosure of cash, restricted cash and available for sale investments in addition to incorporating new terminology to make it consistent with other MFRS previously issued. It also adjusts retrospectively the presentation of cash and cash equivalents.
IMFRS-17 “Service concession agreements”. Provides the accounting treatment to be used in service concession agreements through which the government grants public services. It also incorporates the recognition of the present value of long-term accounts receivable and it allows recognition of those accounts receivable based on the percentage of completion as non-current assets.
The principal effects of IMFRS-17 on the consolidated balance sheet and consolidated income statement are the following:
i) Revenues and cost recognition.
Under IMFRS-17, an operator of a service concession that is required to make capital improvements to concessioned assets, such as the Company, is deemed to provide construction or upgrade services. As a result; the Company is required to account for the revenues and expenses relating to those services. When the Company hires a third party to provide construction and upgrade services, revenues relating to those services are equal to the expenses.
ii) Recognition of intangible assets and amortization rates.
Under IMFRS-17, all infrastructure to which an operator of a service concession is given access by the grantor of the concession service agreement and the upgrades to that infrastructure made by the operator are recognized as an intangible asset. Those assets are amortized over the concession period. As a result of the foregoing, the Company is required to include all fixed assets under “Airport concessions” and to modify amortization rates in accordance with the remaining period of the concession, using the straight line method.

d) IMFRS-19 “Changes resulting from the adoption of International Financial Reporting Standards (IFRS)”: (the amounts included in this note have not been audited)
IMFRS-19 requires disclosure regarding the IFRS adoption process in financial statements published after September 30, 2010.
The Company is undertaking the necessary processes for the adoption of IFRS, effective as of 2012, in accordance with the terms established by the National Banking and Securities Commission and the Standards of Reference.
The most significant estimated effects determined by the Company as of December 31, 2010 relate to an accounting reduction of Ps.4,071,005 in the intangible asset. “Airport concessions” caption, and a corresponding decrease in deferred tax liability of Ps.942,072 and a net decrease in stockholders’ equity of Ps.3,128,933.
Those amounts are the result of the elimination of the effects of inflation accrued at December 31, 2007, which are recognized under MFRS and which under IFRS should be eliminated, less the corresponding effect in deferred taxes.
The effects determined by the Company at the date of this report relate to the preliminary quantification under IFRS and interpretations thereto that were in effect at December 31, 2010, as well as to certain options set out in IFRS. Those preliminary effects could change in the event that new IFRS or interpretations thereto were issued before the date of adoption, if the Company opted for early adoption of the applicable IFRS, or if the Company decides to adopt other accounting policies resulting from the completion of the process necessary for the adoption of IFRS.
e) Authorization of the consolidated financial statements:
The attached consolidated financial statements and the notes thereto were authorized for publication on March 15, 2011 by the Chief Financial and Strategic Planning Officer, except for Note 20 which was approved on May 4, 2011.
NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
The most significant accounting policies are summarized as follows, which have been consistently applied in the reporting years, unless otherwise indicated.
The MFRS require the use of some critical accounting estimates in preparing the consolidated financial statements. Management judgment is also required in the process of defining the Company’s accounting policies.

a) Consolidation:
The consolidated subsidiaries of the Company are:

	Ownership interest (%)
Subsidiary	2009	2010

Aeropuerto de Cancún, S. A. de C. V. (1)	99.99%	99.99%
Aeropuerto de Cozumel, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Mérida, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Huatulco, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Oaxaca, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Veracruz, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Villahermosa, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Tapachula, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Minatitlán, S. A. de C. V.	99.99%	99.99%
RH Asur, S. A. de C. V.	99.99%	99.99%
Servicios Aeroportuarios del Sureste, S. A. de C. V.	99.99%	99.99%

(1)	Holding entity that consolidates subsidiaries Caribbean Logistics, S. A. de C.V., Cancun Aiport Services, S. A. de C.V., Asur FBO, S. A. de C.V., and Cargo RF, S. A. de C. V.
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
All significant balances and transactions among the consolidated companies have been eliminated for consolidation purposes. Consolidation was carried out on the basis of audited financial statements of the subsidiaries (See Note 16).
b) Cash and cash equivalents:
Cash and cash equivalents include cash, bank deposits and other highly liquid temporary investments with low risk of changes in value. As of December 31, 2010 and 2009, cash and cash equivalents consisted primarily of money market investments and short-term bonds issued by the Mexican federal government that are valued at market price.

c) Derivative financial instruments:
With the goal of reducing the risk attributable to adverse movements in interest rates on long term bank loans contracted and other interest-bearing liabilities recognized in the balance sheet (see Note 9), the Company’s management has entered into derivative financial instrument interest rate swaps that convert its interest payment profile from variable rate to fixed rate. The counterparties to our derivative transactions are well known institutions and there are limits established for each institution. The Company’s policy is not to engage in derivatives transactions for speculative purposes.
The Company recognizes in the balance sheet all the assets and liabilities arising from operations with derivative financial instruments at fair value. The fair value is determined on the basis of recognized market prices and, when not listed in a market, it is determined based on valuation techniques accepted in the financial environment. Changes in the fair value of all derivatives are recognized in the results of the year.
Following are the Company’s contracts for interest rate swaps as of December 31, 2010 and 2009:

	Fair				Notional		Date		Rate
Institution	Value				amount		Beginning	Expiring	Variable	Fixed
	2009		2010						(TIIE)

Banco Santander, S.A.	Ps.	1,105	Ps.	1,404	Ps.	250,000	31-Aug-09	14-May-12	6.38%	6.37%
BBVA Bancomer, S.A.		1,199		1,404		250,000	18-Aug-09	21-May-12	6.40%	6.33%
BBVA Bancomer, S.A.		259		455		100,000	31-Jul-09	25-May-12	6.40%	6.21%

	Ps.	2,563	Ps.	3,263	Ps.	600,000

The primary obligations to which the Company is subject to depend upon the contractual obligations and conditions established for each of the aforementioned swaps. As of December 31, 2010, the fair value represents the maximum exposure for the Company. Recognition of fair value is presented in the Balance Sheet within accounts payable and accrued expenses.
The notional amounts related to derivative financial instruments reflect the reference volume contracted, but do not reflect the amounts at risk in regard to future cash flows. The amounts at risk are generally limited to profit or loss not generated as a result of the market valuation of those instruments, which may vary according to changes in the market value of the underlying asset, its volatility and the credit rating of counterparties.

d) Embedded derivative instruments covered by the lease and derivative financial instrument agreement:
The Company identified an embedded derivative in the currency component associated to an operating lease agreement, whose revenues are expressed in U.S. dollars, entered into between parties whose functional currency is the Mexican peso. This item has been recorded in the consolidated balance sheet under accounts payable and accrued expenses.
e) Land, furniture and equipment, net:
As of December 31, 2010 and 2009, machinery, furniture and equipment are expressed as follows: i) acquisitions subsequent to January 1, 2008 at their historical cost and ii) acquisitions made through December 31, 2007 at restated values determined by applying NCPI (National Consumer Price Index) factors up to December 31, 2007 to the historical cost of acquisition. Land, furniture and equipment are tested annually for impairment only when indication of impairment is identified. Consequently, these items are stated at their modified historical cost, less accumulated depreciation and, if any, impairment losses.
Depreciation of furniture and equipment is calculated on the restated carrying value of assets using the straight-line method based on the estimated useful lives of the assets. The useful lives at the date of acquisition are as follows:

Years

Machinery and equipment	10
Automotive equipment	4
Other	Various
When assets are retired or otherwise disposed of, the restated cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in results of operations.
f) Intangible assets.- airport concessions, rights to use airport facilities, improvements to concessioned assets:
Rights to use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired from Cancun Air, Dicas and Aeropremier. Although the Company has, through its concessions, the rights to administrate, operate, maintain and, if applicable, develop the nine airports, all the permanent fixed assets located at the airports are owned by the Mexican federal government. Upon termination of the Company’s concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican federal government.

The acquisition costs of the nine airport concessions and the acquisition costs of rights acquired from other entities were allocated to the rights to use the airport facilities and to certain environmental liabilities assumed and the excess acquisition cost recorded as airport concessions. The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser in 1999. The amounts allocated to the environmental liabilities assumed were based on management’s best estimate of the actual costs to be incurred and reflect the terms of the agreement reached with the environmental authorities. See Note 6.
The Company has adopted MIFRS 17 “Service concession contracts”, which came into effect on January 1, 2010, and which states that all infrastructure that a service concession operator is given access to by the grantor of the concession, as well as upgrades to the assets under concession carried out by the operator, should be recognized as an intangible asset, which should be amortized over the remaining period of the concession. Consequently, the Company has included all fixed assets, rights to use airport facilities and upgrades to assets under concession as part of its concession value, and amortization rates have been adjusted for the remaining concession period using the straight-line method.
As of January 1, 2010, intangible assets (airport concessions, rights to use airport facilities, improvements to concessioned assets and environmental liabilities) are expressed as follows: i) acquisition subsequent to January 1, 2008 at their historical cost and ii) acquisitions made through December 31, 2007 at their restated value determined by applying CPI factors to historical cost until December 31, 2007.
Consequently, at December 31, 2010, intangible assets grouped in the consolidated balance sheet under airport concessions are expressed at their modified historical cost.
g) Review of the book value of intangible assets:
The Company estimates the recoverable value of intangible assets (airport concessions, rights to use airport facilities and improvements to concessioned assets) to be the estimated discounted future net cash flows from the nine airport concessions constituting a single cash-generating entity. If the carrying value of the assets exceeds the discounted value of future flows, an impairment loss is recognized. As of December 31, 2009 and 2010, the recoverable value exceeded the carrying value. The procedure and criterion used by the Company are in line with the provisions of MFRS C-15 “Impairment in the value of long-lived assets and their disposal”.
h) Liability provisions:
Liability provisions represent present obligations for past events where the outflow of economic resources is probable. These provisions have been recorded based on management’s best estimation.

i) Seniority premiums and employee severance pay:
The benefits offered by the Company to its employees, including the defined benefit plans, are described as follows:
The direct short-term benefits (salary, overtime, vacation, holidays, paid absences payments, etc.) are recognized in income as they accrue and their corresponding liabilities are expressed at their nominal value, since they are short term items. Paid absences are based on the legal or contractual provisions, and are non cumulative.
Termination benefits for reasons other than restructuring (dismissal compensation or indemnities, seniority premium, special compensations or voluntary separation), as well as retirement benefits (seniority premium and severance payments), are recognized based on actuarial studies carried out by independent experts through the projected unit credit method.
Unamortized items at December 31, 2007, known as transitional liabilities, which include the labor cost of past services and the unamortized actuarial gain (losses), are amortized as of January 1, 2008, over a five year term instead of over the employees’ estimated working life, as was the case until 2007 under previous Mexican FRS.
Actuarial studies on employees’ benefits include the assumption of expected career salary increases.
j) Stockholders’ Equity:
The capital stock, legal reserve and retained earnings are expressed as follows: i) movements made as of January 1, 2008 at historical cost, and ii) movements before January 1, 2008 at indexed values determined through the application of NCPI factors through December 31, 2007 to their originally determined values. Consequently, the different stockholders’ equity items are expressed at their modified historical costs.
k) Revenue recognition:
Revenues are obtained from aeronautical services (which generally relate to the use of airport infrastructure by air carriers and passengers), from non-aeronautical services and construction services.
Aeronautical services revenues consist of a passenger charge for each departing passenger (excluding diplomats, infants, and transfer and transit passengers), a landing charge based on the average between aircraft’s maximum takeoff weight and the zero-fuel weight at the time of arrival, aircraft parking charges based on the time an aircraft is on the ground and hour of arrival, passenger walkway charges for the connection of aircraft to the terminal, based on hour of passenger walkway charges for the connection of aircraft to the terminal, based on hour of arrival, and airport security charges for each departing passenger. Aeronautical service revenues are recognized as passengers depart, at the time of landings and as services are provided, as the case may be.

Non-aeronautical services revenues consist primarily of the leasing of space in the airport terminals, access fees received from third parties providing handling, catering and other services at the airports and miscellaneous other revenues.
Rental of terminal space under operating leases. Such leases stipulate either: i) fixed monthly rental fees, or ii) fees based on the greater of a minimum monthly rental fee and a specified percentage of the lessee’s monthly revenue. Access fees and other service revenues are recognized as services are provided.
Under the Airport Law and its regulations, the Company’s revenues are classified as Airport Services, Complementary Services or Commercial Services. Airport Services consist primarily of the use of runways, taxiways and platforms for landings and departures, aircraft parking, the use of passenger walkways, security services, hangars, automobile parking facilities as well as the general use of terminal space and other infrastructure by aircraft, passengers and cargo, including the lease of space essential for the operation of airlines and complementary service providers. Complementary services consist primarily of ramp and luggage handling services, catering, maintenance and repair and related activities that provide support to air carriers. Revenue from access fees charged to third parties providing complementary services are classified as Airport Services.
Commercial Services consist of services that are not considered essential to the operation of an airport, such as the lease of space to retailers, restaurants and banks.
IMFRS 17 became effective on January 1, 2010, and establishes that the Company, as an operator of nine airport concessions, must classify any necessary upgrades to the assets under concession as a provision of construction services or upgrade. As a result of the foregoing, the Company is required to recognize revenues from and expenses related to construction services according to the percentage of completion method. Because the company hires a third party to provide construction services, income related to this service is equal to expenditures.

The table on the next page presents the Company’s revenue for the years ended December 31, 2010, 2009 and 2008, using the classifications established under the Airport Law and the Regulations thereto.

	Year ended
	December 31,
	2008		2009		2010

Regulated services:
Airport services	Ps.	2,211,226	Ps.	2,150,540	Ps.	2,399,227

Non-regulated services:
Airport services:
Access fees from non-permanent ground transportation		14,679		15,079		17,029
Car parking lots and related access fees		48,431		44,881		43,609
Other access fees		3,227		3,873		2,945
Commercial services		840,984		881,651		980,954
Other services		50,160		35,160		50,472

Total non-regulated services		957,481		980,644		1,095,009

Construction services		—		—		741,236

	Ps.	3,168,707	Ps.	3,131,184	Ps.	4,235,472

The allowance for doubtful accounts is recognized on the basis of studies conducted by the Company’s Management which undertakes an individual analysis of recoverability by each client and it is considered sufficient to absorb losses under policies established by the Company.
l) Deferred Employees’ Statutory Profit Sharing (ESPS):
Deferred ESPS is recorded based on the comprehensive method of assets and liabilities, which consists of recording deferred ESPS for all existing differences between the book and tax values of assets and liabilities for which payment or recovery thereof is likely.
ESPS incurred and deferred is shown in the statement of income under cost of services.
m) Deferred income tax, deferred flat tax and tax on dividends:
Deferred income tax and flat tax are recorded based on the comprehensive method of assets and liabilities, which consists of recognizing deferred taxes on all temporary differences between the book and tax values of assets and liabilities to be materialized in the future at the rates set forth in the tax provisions in effect at the consolidated financial statement date. (See Note 14).

Under the provisions of NIF D-4 and INIF-8, the Company recognizes deferred flat tax, since it financial and tax projections indicate that the subsidiaries of the Group, with the exception of Aeropuerto de Cancún, S. A. de C. V. (individual), Cancún Airport Services, S. A. de C. V. and Grupo Aeroportuario del Sureste, S. A. B. de C. V. (individual) will essentially pay flat tax in the future. See Note 14.
n) Comprehensive income:
Comprehensive income is comprised of the consolidated net income plus items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions. The amounts of comprehensive income from 2008, 2009 and 2010 are expressed at their modified historical pesos. There were no such items for years presented.
o) Foreign currency operations and exchange income (loss):
Foreign currency transactions are initially recorded in posting currency applying the exchange rates in effect at the transaction date. Assets and liabilities expressed in those currencies are translated at the exchange rate in effect at the consolidated balance sheet date.
p) Earnings per share:
Basic earnings per share were computed by dividing income available to stockholders by the weighted-average number of shares outstanding. The weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the years ended December 31, 2008, 2009 and 2010. The profit per basic ordinary share in 2008, 2009 and 2010 is expressed in pesos. At December 31, 2008, 2009 and 2010, there were no outstanding dilutive instruments.
q) Concentrations:
Approximately 77.32%, 77.35% and 78.57%, respectively of revenues during the years ended December 31, 2008, 2009 and 2010, respectively, were generated from operations at the Cancún International Airport, see Note 18.
As of December 31, 2008, 2009 and 2010, the Company maintained its cash and cash equivalents with a major Mexican brokerage firm and other Mexican financial institutions. The Company would be adversely affected in the event of non-performance by any of these institutions. Management does not anticipate non-performance.

r) Segment reporting:
MFRS B-5 “Segmented financial information” of MFRS require the Company to analyze its organization structure and financial reporting system to identify different segments. For the years under review, the Company has operated the following business segments: Cancun Airport and Subsidiaries (“Cancun”), Villahermosa Airport (“Villahermosa”), Mérida International Airport (“Merida”), and Servicios Aeroportuarios del Sureste, S.A. de C.V. (Servicios). The financial information of the remaining six airports, RH Asur, S.A. de C.V. and of the holding company (including the investment of ASUR in its subsidiaries) has been grouped under Others. Those segments have been determined on the basis of geographical areas.
The above segments are managed independently, since service development is determined and evaluated separately by Management. All airports render basically the same services to their clients. Resources are assigned to segments based on their importance to the entity’s operations. Operations between operating segments are recorded at arm’s length.
Note 18 shows income per segment based on the procedure followed by Management to analyze, direct and control the business, together with the operating profit. Other information is also shown, such as total assets, improvements to concessioned assets, acquisitions of furniture and equipment, amortization and depreciation for the year, per segment, in conformity with the pertinent MFRS.
s) Recently issued accounting standards:
In December 2010, the CINIF issued, a series of MFRS and IMFRS which become effective as of January 1, 2012, with exception of MFRS B-5, B-9 and C-18, which became effective as of January 1, 2011.
MFRS B-5 “Financial Information by Segments” sets out the general standards to disclose financial information by segments, and it allows the user of such information to analyze the entity from the same perspective as management and allows presenting of information by segment more consistent with its financial statements. This standard is effective from January 1, 2011. The Company believes that the segments note included in the consolidated financial statements comply with the requirements established by the new MFRS.
MFRS B-9 “Financial Information at Interim Dates” establishes standards for determination and presentation of the interim financial information for external use, where required the presentation of condensed balance sheet, statement of income, or condensed statement of activities, the statement of changes in stockholders’ equity and condensed cash flows and notes to financial statements disclosures selected. This standard is effective from January 1, 2011. The Company believes that adoption of this standard would have no impact on the financial statements.
MFRS C-5 “Advanced payments”, applicable retrospectively, establishes, among other things, guidance on the valuation, presentation and disclosure related to advances made. In particular, it establishes that advance payments for the purchase of inventory, real estate, machinery and equipment should be presented in a balance sheet line item “Advance payments” and not in inventory or property, machinery and equipment as previously permitted. Additionally it establishes that such advance payments be classified as current or non current depending on the nature of the advance. The Company believes that the adoption of this standard will have no impact on the financial statements.

MFRS C-4 “Inventories” replaces the prior C-4 standard effective until December 31, 2010 and provides specific guidance in relation to valuation, presentation and disclosure for the initial and subsequent recognition of inventory. Additionally it removes the direct cost method as an allowed valuation system and the inventory cost allocation formula denominated last in first out (LIFO). This standard is effective as of January 1, 2011. The Company believes that the adoption of this standard will have no impact on the financial statements.
MFRS C-6 “Property, plant and equipment” provides special rules for valuation, presentation and disclosure relating to property, plant and equipment, and is effective for companies for fiscal years beginning on January 1, 2011, except for changes from segregation into its component parts of items of property, plant and equipment that have a distinctly different life. For companies that have not undertaken such segregation applicable provisions are effective for fiscal years beginning on or after January 1, 2012. The Company believes that the adoption of this standard will have no impact on the financial statements.
MFRS C-18 “Obligations associated with the retirement of property, plant and equipment”, states the special rules for the initial and subsequent recognition of a provision relating to the responsibilities associated with the removal of components of property, plant and equipment, which is effective as of January 1, 2011. The Company believes that the adoption of this standard would have no impact on the financial statements.
NOTE 4 — TRADE RECEIVABLES, NET:
As of December 31, 2009 and 2010, trade receivables, net consist of the following:

	December 31,
	2009		2010

Trade receivables	Ps.	383,473	Ps.	523,096
Less: allowance for doubtful accounts		(8,308)		(133,136)

Total accounts receivable	Ps.	375,165	Ps.	389,960

In 2010, the Company increased its allowance for doubtful accounts by Ps.127,228 due to the impact of Grupo Mexicana’s bankruptcy.

NOTE 5 — LAND FURNITURE AND EQUIPMENT:
As a result of adopting IMFRS-17 as from January 1, 2010, the Company reclassified as part of the intangible assets (in the airport concessions component) the machinery, furniture and equipment related to airport concessions. The foregoing required performing a reclassification to the category of airport concessions of Ps.1,380,242, with the respectively accumulated depreciation of Ps.196,732. The balance of land, machinery and equipment at December 31, 2010 is comprised mainly of land (see note 17c) plus corporate office furniture and equipment, which are not part of the concession assets that must be returned to Mexico upon termination of the concession.
As of December 31, 2009 and 2010, the machinery, furniture and equipment, net consist of the following:

	December 31,				Depreciation
	2009		2010		rate

Machinery and equipment	Ps.	156,455	Ps.	184,833	10%
Office furniture and equipment		138,280		154,343	10%
Automotive equipment		173,784		183,171	25%
Others		7,361		9,710	other

		475,880		532,057
Less: accumulated depreciation		(286,192)		(217,782)

Total		189,688		314,275

Land		444,496		444,496
Construction in progress (a)		162,378		601,491
Advances to contractors		184,289		128,877

		980,851		1,489,139
Reclassification to airport concessions (see Note 6)		—		(1,183,510)

Total machinery, furniture and equipment	Ps.	980,851	Ps.	305,629

The reclassification of machinery, furniture and equipment as airport concessions, under Mexican IMFRS-17 “Service Concession Agreements,” is as follows:

Reclassification of airport machinery and equipment, net of accumulated depreciation, as of January 1, 2010 (*)	Ps.	(674,290)
Effect of recognition of IMFRS-17 on retained earnings (see note 11)		(68,834)
Depreciation 2010		9,499
Increase of construction in progress and advances to contractors in 2010		(449,885)

Reclassification to airport concessions	Ps.	(1,183,510)

(*)	Includes Ps.345,457 of construction in progress and advances to contractors.
The balance of machinery and equipment as of December 31, 2010, is as follows:

Machinery, furniture and equipment, net	Ps.	11,903
Land (see note 17 c.)		293,726

	Ps.	305,629

Depreciation expense for the years ended December 31, 2008, 2009 and 2010 was Ps.46,154, Ps.47,277 and Ps.10,431, respectively.
(a) At December 31, 2010, this balance includes the cost of the projects for the separation of passenger flows in Terminal 2 and modifications to the baggage-handling area at Cancún Airport in the amount of Ps.158,679, as well as repairs to the runways at the Huatulco and Villahermosa Airports for approximately Ps.189,714, which are included in the Master Development Program (MDP).

NOTE 6 — AIRPORT CONCESSIONS:
In June 1998, the Ministry of Communications and Transportation granted to the Company the concessions to operate, maintain and develop nine airports in the Southeast Mexico for Ps.12,710,426 (December 31, 2007 constant pesos). The total cost of the airport concessions, at the acquisition date, were allocated to the rights to use the airport facilities based on the replacement cost of depreciated assets, as determined by an independent appraiser, and to certain environmental liabilities assumed based on Management’s best estimate of the actual costs to be incurred, with the excess acquisition cost allocated to the airport concessions as follows:

			Remaining estimated
			useful life
			(years)
			2009	2010
Acquisition cost	Ps.	12,710,426

Allocated to:
Rights to use airport facilities:
Runways, taxiways, and aprons	Ps.	1,582,491	39	38
Buildings		511,858	13-39	38
Other infrastructure		132,067	20	38
Land		684,725	39	38

		2,911,141

Environmental liabilities		(15,529)
Airport concessions		9,814,814	39	38

Total	Ps.	12,710,426

IMFRS-17 establishes that all infrastructure which the operator of a service concession is given access to by the grantor of the concession, as well as upgrades to assets under concession made by the operator, should be recognized as intangible assets, and these assets must be amortized over the period of the concession, in this case 50 years, or the remainder thereof. As a result of the adoption of IMFRS-17, the Company has included all fixed assets, rights to use airport facilities and upgrades to assets under concession (see notes 5, 7 and 8) as part of the concession value, and has modified amortization rates accordingly for the remaining concession period, using the straight-line method.

As of December 31, 2010, the intangible asset — airport concessions consist of the following:

	December 31,
	2009		2010

Airport concessions	Ps.	9,814,814	Ps.	9,814,814
Other rights acquired (See note 7)		493,635		493,635
Others		1,311		1,311
Right to operation direct commercial, net of accumulated amortization		—		24,950
Right to use airport facilities		—		2,029,088
Improvements to concessioned assets (See note 8)		—		4,260,432
Land, machinery, furniture and equipment (See note 5)		—		1,183,510

		10,309,760		17,807,740

Less: accumulated amortization		(2,681,616)		(2,862,410)

Airport concession	Ps.	7,628,144	Ps.	14,945,330

Rights to use airport facilities	Ps.	2,911,141	Ps.	2,911,141
Other rights acquired (See note 7)		62,510		62,510
Others — write off		(28,714)		(29,681)
Less: accumulated amortization		(887,461)		(914,882)
Reclassification to airport concessions		—		(2,029,088)

Rights to use airport facilities	Ps.	2,057,476	Ps.	—

The total charge to income for amortization in the years ended on December 31, 2008, 2009 and 2010 was Ps.260,930, Ps.260,730 and Ps.248,434, respectively.
Each of the Company’s airport concessions includes the following basic terms and conditions:
•	The concession holder should undertake the construction, improvement or maintenance of the facilities in accordance with its Master Development Plan and is required to update the plan every five years (see Note 18).

•	The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable laws and regulations, and is subject to statutory oversight by the Ministry of Communications and Transportation. The concession fee is shown in the consolidated statement of income under operating expenses.

•	The concession holder must pay a concession fee (currently 5% of each concession holder’s gross annual regulated revenues) from the use of public domain assets pursuant to the terms of its concessions as required by applicable law. The concession fees are included in the operating cost and expenses in the consolidated statements of income.

•	Fuel services and fuel supply are to be provided by the Mexican Airport and Auxiliary Services Agency.

•	The concession holder must grant access to and the use of specific areas of the airport to government agencies to perform their activities inside the airports.

•	The concession may be terminated for non-performance if the concession holder fails to comply with certain of the obligations imposed by the concession as established in Article 27 or for the reasons specified in Article 26 of the Airport Law.

•	The terms and conditions of the regulations governing the operations of the Company may be modified by the Ministry of Communications and Transportation.
NOTE 7 — OTHER RIGHTS ACQUIRED:
Effective as from June 30, 1999, the Company acquired the rights of Cancun Air, S. A. de C. V., Dicas, S. A. and Aeropremier de Mexico, S. A. de C. V., to provide certain services at the Cancun and Merida international airports and certain related machinery, furniture and equipment worth approximately US$39.6 million.
Previously, Airports and Auxiliary Services had granted Cancun Air the rights to build, operate, maintain and develop the airport charter and certain supporting facilities in the Cancun International Airport until December 19, 2006.
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
			as of December 31, 2009
			(years)

Acquisition cost	Ps.	556,145

Allocated to:
Rights to use:
Buildings	Ps.	59,694	17-39
Other infrastructure		2,816	2

		62,510
Airport concessions		493,635	2

Total	Ps.	556,145

As a result of adopting IMFRS-17, the amortization of the rights to use the underlying facilities is recorded on a straight-line basis over the estimated remaining useful lives of the concessions. Amortization expense for the years ended December 31, 2008, 2009 and 2010 was Ps.10,058, Ps.9,953 and Ps.1,760, respectively.
Through an agreement signed in March 2004, the Company terminated certain lease agreements early with one of these operators of restaurants and convenience stores at the Aeropuerto de Cancun, S. A. de C. V. The price of this transaction was US$7.0 million. In light of the adoption of IMFRS-17 as from January 1, 2010, the right to use the acquired facilities is being amortized through the straight-line method over the remaining life of the concession. Additionally, during 2006, the Company transferred the operation of the restaurant and snack bar in the Cancun Airport to a third party and said operation included the sale of furniture, equipment and inventories.

NOTE 8 — IMPROVEMENTS TO CONCESSIONED ASSETS:
The improvements to concessioned assets as of December 31, 2009 and 2010 were comprised of the following:

	December 31,
	2009		2010

Buildings	Ps.	1,679,080	Ps.	1,680,827
Air side (a)		1,577,878		1,803,901
Land side		339,856		346,237
Technical installations		308,701		328,579
Machinery and equipment		263,271		269,557
Security equipment		278,482		282,948
IT equipment		306,212		314,387
Others		44,862		69,760

Total		4,798,342		5,096,196

Less: accumulated depreciation		(1,139,611)		(835,764)
Reclassification to airport concessions (see note 6)		—		(4,260,432)

Total	Ps.	3,658,731	Ps.	—

The reclassification from improvement to concessioned assets to airport concessions, under Mexican IMFRS-17 adoption, is as follows:

Reclassification of airports improvement to concessioned Assets, net of accumulated depreciation as of January 1, 2010	Ps.	(3,658,731)
Effect of recognition IMFRS-17 on retained earnings (See note 11)		(412,559)
Annual depreciation for 2010		108,295
Increase in improvements during 2010		(297,437)

Reclassification to airport concessions	Ps.	(4,260,432)

(a)	As of December 31, 2009, the Company completed and capitalized Ps.706,692 related to the projects involving runway 2 and the control tower that was under construction at the Cancun Airport, considered in the Master Development Plan.

Total depreciation expense for the years ended December 31, 2008, 2009 and 2010, was Ps.265,336, Ps.297,471 and Ps.108,296, respectively.
The comprehensive financing result (RIF) capitalized in 2009 is presented as follows:

	Amount of
	qualifying		RIF capitalized in		Annualized rate of
Asset type	assets		the year		capitalization

Improvements to concessioned assets	Ps.	130,142	Ps.	4,798	2.74%
Works in progress		98,481		3,100	2.74%

Total RIF capitalized	Ps.	228,623	Ps.	7,898

The RIF capitalized in 2010 is presented as follows:

	Amount of
	qualifying		RIF capitalized in		Annualized rate of
Asset type	assets		the year		capitalization

Improvements to concessioned assets	Ps.	32,802	Ps.	783	2.43%
Works in progress		191,050		4,233	2.43%

Total RIF capitalized	Ps.	223,852	Ps.	5,016

NOTE 9 — ACCRUED EXPENSES AND OTHER PAYABLES:
As of December 31, 2009 and 2010, this account consists of the following:

	December 31,
	2009		2010

Taxes payable	Ps.	39,610	Ps.	71,698
Concession fees		24,501		40,750
Due to Shareholder — ITA		23,443		24,577
Other accruals		81,266		105,795

Total	Ps.	168,820	Ps.	242,820

NOTE 10 — BANK LOANS:
In May 2009, the Cancun Airport, S. A. C. V. (subsidiary) executed three term credit facilities, consisting of a Ps.250,000 three-year term credit facility from each of IXE Banco, Banco Santander and BBVA Bancomer. The facilities each have 11 equal amortizations of principal, are denominated in pesos, and charge interest at a rate based on the Tasa de Interes Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.75% to 2.00% , and mature in May 2012.
These resources could be used for general corporate purposes, or to fund capital expenditures associated with our master development programs. The loans arranged as follows as of December 31, 2009:

	Credit line		Amortization		Commissions &		Term
Bank	amount drawn		principal		interest - Net		Short		Long

Ixe Banco, S. A.	Ps.	250,000	Ps.	(22,727)	Ps.	1,379	Ps.	92,288	Ps.	136,364
Banco Santander, S. A.		250,000		(22,727)		3,725		93,529		137,469
BBVA Bancomer, S. A.		100,000		(9,091)		1,794		36,700		56,003

	Ps.	600,000	Ps.	(54,545)	Ps.	6,898	Ps.	222,517	Ps.	329,836

During the years 2009 and 2010 the Company made principal payments of Ps.54,545 and Ps.545,455, respectively and therefore, credit lines contracted in 2009 were cancelled.
Financial obligations
In August 2010, the Cancun Airport, S. A. C. V. (subsidiary) executed two term credit facilities, of Ps. 350 and Ps.570 million, respectively, three-year term credit facility from each of BBVA Bancomer, S. A. “Bancomer” and Banco Nacional de Mexico, S.A. “Banamex”, respectively. The facilities each have 9 equal amortizations of principal, are denominated in pesos, and charge interest at a rate based on the TIIE, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.50.

These resources of those credit lines could be used for general corporate purposes, or to fund capital expenditures associated with our master development programs. In 2010, the Company made principal payments of Ps.29,166.
At December 31, 2010, the total outstanding amount of credit lines drawn is shown below:

	Credit line		Amortization		Commissions &		Term
Bank	amount drawn		principal		interest - Net		Short		Long

BBVA Bancomer, S. A.	Ps.	350,000	Ps.	(29,166)	Ps.	(945)	Ps.	115,719	Ps.	204,170
Banco Nacional de México, S. A.		570,000	—		716			127,383		443,333

	Ps.	920,000	Ps.	(29,166)	Ps.	(229)	Ps.	243,102	Ps.	647,503

Financial obligations
The Banco Nacional de México, S. A. de C. V. credit line requires the Company and its subsidiaries to maintain: a) a consolidated debt ratio of UAFIRDA (operating income before financing, taxes, depreciation and amortization, for its acronym in Spanish) equal to or under 2.0 to 1.0, b), consolidated stockholders’ equity equal to or above 50% of the stockholders’ equity balance at December 2009, and c) a ratio for consolidated gross financial expenses to UAFIRDA equal to or above 5.0 to 1.0.
In turn, the BBVA Bancomer, S. A. credit line requires the Company and its subsidiaries to ensure the following: a) a short-term current asset to current liabilities ratio not below 1.25 o 1.0; b) a ratio of total liabilities to stockholder’s equity not higher than 1.0 to 1.0, and c) a minimum ratio for financial expenses of UAFIRDA of 2.5 to 1.0.
At December 31, 2010, the Company complied with the financial ratios of both banks.
In order to reduce the risk of adverse movements attributable to the profile of interest rates contracted for bank loans, the Company entered into contracts for interest rate swaps. See Note 3c.
In the event of noncompliance of the financial covenants contained in the arrangements, the financial institutions have the right to claim the full payments of the loans.

NOTE 11 — STOCKHOLDERS’ EQUITY:
At December 31, 2010, the minimum fixed capital with no withdrawal rights is of Ps.1,000 and the variable portion is of Ps.7,766,276 (nominal figure), comprised of 300,000,000 ordinary, nominative, Class I shares with no par value, fully subscribed and paid in. The variable portion of the capital stock is comprised of ordinary nominative Class II shares. The shares will have the features determined at the Stockholders’ Meeting at which issuance thereof is authorized. Shares are comprised as shown below:

Number
of shares	Description	Amount

277,050,000	Series B	Ps.	7,173,079
22,950,000	Series BB		594,197

300,000,000	Minimum capital		7,767,276

	Accumulated restatement effect		5,031,928

	Capital stock at December 31, 2010	Ps.	12,799,204

Additionally, at December 31, 2010, the historical value and the restatement effect determined by applying CPI rates to historical cost of stockholders, equity are as shown below:

	Value
Item	Historical		Restated		Total

Fixed capital stock	Ps.	7,767,276	Ps.	5,031,928	Ps.	12,799,204
Legal reserve		264,092		23,025		287,117
Retained earnings		2,692,617		(983,481)		1,709,136

Total	Ps.	10,723,985	Ps.	4,071,472	Ps.	14,795,457

ASUR is legally required to allocate at least 5% of its unconsolidated annual net income to a legal reserve fund. This allocation must continue until the reserve is equal to 20% of the issued and outstanding capital stock of the Company. Mexican corporations may only pay dividends on retained earnings after the reserve fund for the year has been set up. As of December 31, 2009 and 2010, ASUR and its subsidiaries transferred Ps.52,473 and Ps. 40,600, respectively, from retained earnings to legal reserve. At the April 25, 2008 General Meeting, the stockholders agreed to establish a maximum amount for repurchase of shares of Ps. 678,946 pesos. As of December 31, 2010 and 2009, the reserve has a zero balance.

Dividends
At the April 25, 2008 General Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps.600,000, or Ps.2.00 (nominal) per share, which gave rise to an income tax on dividends of Ps.351,264 since those dividends were not from the After-tax Earnings Account.
At the April 23, 2009 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps.1,884,000 (nominal), which gave rise to income tax on dividends of Ps.191,130 (nominal) since those dividends were not paid from the After-tax Earnings Account. The Company recognized a favorable tax balance in the consolidated balance sheet of Ps.180,419 (nominal), since the tax may be offset against the Income Tax (ISR) incurred in the following two years or against the Flat Tax for the period, as established in the taxation provisions currently in effect.
At the April 26, 2010 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps.750,000 (nominal), which gave rise to income tax on dividends of Ps.295,720 (nominal) since those dividends were not paid from the After-tax Earnings Account. The Company recognized a favorable tax balance in the balance sheet of Ps.180,419 since the tax may be offset against the Income Tax (ISR) incurred in the following two years, as established in the taxation provisions currently in effect.
Dividends are tax free if paid out of the CUFIN (After-tax Earnings Account). Dividends paid in excess of the CUFIN balances are subject to a tax equivalent to 42.86%, in 2011 and 2012, 40.85% in 2013 and 39.89% beginning January 1, 2014. Tax due is payable by the Company and it may be credited against Income Tax for the year or Income Tax for the two immediately following fiscal years, or against the Flat Tax for the year. Dividends paid from previously taxed earnings are not subject to any tax withholding or payment.
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

IMFRS-17 establishes that all infrastructure to which the operator of a service concession can access with the authorization of the grantor of the concession, and the improvements to concessioned assets made by the operator, should be recognized as intangible assets and must be amortized over the concession life, in this case 50 years or the remaining term. As a result of adopting IMFRS-17, the Company included as part of the concession value all its fixed assets, rights to use airport facilities and improvements to concessioned assets, and it has modified depreciation rates according to the remaining concession period of the concession using the straight-line method, which resulted in an effect on retained earnings at January 1, 2010 of Ps.412,619, as detailed in the following schedule:

Accumulated depreciation of machinery and equipment (See note 5)	Ps.	68,834
Accumulated depreciation of improvement of concessioned assets (See note 8)		412,560
Accumulated depreciation of rights to use concessioned assets		66,885
Deferred income tax (See note 14)		(108,454)
Deferred flat rate tax (See note 14)		(27,206)

	Ps.	412,619

NOTE 12 — RENTALS UNDER OPERATING LEASES:
The Company leases commercial space inside and outside the terminals to third parties under operating lease agreements. Following is a schedule per years of minimum future rentals on non cancelable operating leases considering minimum guaranteed leases per passenger as of December 31, 2010. See Note 19 for subsequent events.

Year ending December 31:

2011	Ps.	575,125
2012		543,687
2013		490,723
2014		483,247
2015		448,411
2016 and 2017		595,509

Total	Ps.	3,136,702

NOTE 13 — FOREIGN CURRENCY BALANCES AND TRANSACTIONS:
The foreign currency position of monetary items at December 31, 2009 and 2010 were as shown as follows:

	Foreign currency		Period end
	amounts		Exchange rate		Mexican pesos
	(thousands)				(thousands)
December 31, 2009
Assets:
Cash and cash equivalents	US$	8,388	Ps.	13.0659	Ps.	109,597
Prepaid advances		1,546		13.0659		20,200
Deposits		36		13.0659		470
Clients		4,032		13.0659		52,682
Liabilities:
Accrued expenses and other balances payables	US$	325	Ps.	13.0659	Ps.	4,246
Deposits		1,212		13.0659		15,836

Net long position	US$	12,465			Ps.	162,867

	Foreign currency		Period end
	amounts		Exchange rate		Mexican pesos
	(thousands)				(thousands)
December 31, 2010
Assets:
Cash and cash equivalents	US$	11,740	Ps.	12.3496	Ps.	144,985
Prepaid advances		1,489		12.3496		1,013
Deposits		82		12.3496		45,805
Clients		3,709		12.3496		18,389
Liabilities:
Accrued expenses and other balances payables	US$	430	Ps.	12.3496	Ps.	5,310
Deposits		1,636		12.3496		20,204

Net long position	US$	14,954			Ps.	184,678

The principal foreign currency transactions during the year ended December 31, 2008, 2009 and 2010, were as follows:

	Foreign currency		Average
	amounts		exchange rate		Mexican pesos
	(thousands)				(thousands)

Year ended December 31, 2008:
Statement of income:
Professional services expenses	US$	1,825	Ps.	11.3972	Ps.	20,800
Other		3,025		11.3682		34,389

Year ended December 31, 2009:
Statement of income:
Professional services expenses	US$	2,184	Ps.	13.2230	Ps.	28,879
Other		3,877		13.3330		51,692

Year ended December 31, 2010:
Income statement:
Professional services expenses	US$	1,851	Ps.	12.2950	Ps.	22,758
Other		4,460		12.5823		56,117
The Peso-USD exchange rate at December 31, 2010 and 2009 was $12.34 and $13.06, respectively. At the date of issuance of the consolidated financial statements, the exchange rate was $12.02 to the US dollar.

NOTE 14 — INCOME TAX, ASSET TAX AND FLAT TAX:
The Company does not file a consolidated tax return.
a) Income Tax:
In 2008, 2009 and 2010 the Company determined tax losses in its subsidiaries of Ps.329,966, Ps.140,381 and Ps.81,510, respectively, and tax profits in 2009 and 2010 of Ps.1,711,510 and Ps.1,799,739 respectively. Tax profits deceased in 2009 and 2010 due to amortization of prior years’ tax losses of Ps.1,396,425 and Ps.306,869 respectively. Based on its financial and tax projections, the Company determined that the tax basically payable in the future by the Subsidiaries Aeropuerto de Cancún, S. A. de C. V., Cancún Airport Services, S.A. de C.V. and by Grupo Aeroportuario del Sureste, S.A.B. de C.V. (individual) would be the income tax, and it has therefore recorded deferred income tax in those Subsidiaries.
The financial reporting results differs from the tax results due to timing and permanent differences arising basically from the different basis for the recognition of the effects of inflation for tax purposes and for the permanent effects of items that only affect the book or tax result.
On December 7, 2009 a decree was published amending, adding, and repeating various provisions of the Income Tax Law 2010. The decree establishes that the income tax rate applicable for the years from 2010 to 2012 will be 30%, for 2013 it will be 29% and as from January 2014 it will be 28%. At December 31, 2009 the effect of the modified tax rates described above resulted in a decrease in the deferred income tax balance of Ps.11,559, with the corresponding effect on income for the year, which was determined based on the expected reversal of temporary items at the expected rates. The decree also eliminates the possibility of using credits for excess deductions on taxable income for flat tax purposes (credit for flat tax losses) to reduce accrued income tax, although they may be credited against the flat tax base.
For the years ended December 31, 2008, 2009 and 2010, the income tax provision was composed as follows:

	For the years
	ended December 31,
	2008		2009		2010

Current income tax	Ps.	408,536	Ps.	88,224	Ps.	447,861
Deferred income tax		(58,965)		232,107		(19,869)

Provision for income tax	Ps.	349,571	Ps.	320,331	Ps.	427,992

The reconciliation between the statutory and effective income tax rates is shown below:

	For the years
	ended December 31,
	2008		2009		2010

Income before statutory income tax	Ps.	1,548,235	Ps.	1,342,102	Ps.	1,750,141

Less: income from subsidiaries subject to flat tax		(25,154)		(134,689)		(204,334)

Income before statutory income tax		1,523,081		1,207,413		1,545,807

Statutory income tax rate		28%		28%		30%

Income tax to statutory rate		426,463		338,076		463,742

Nondeductible expenses and other permanent differences		(10,768)		132		—
Nontaxable income		(6,410)		—		—

Annual adjustment for inflation		(28,278)		(5,565)		(7,512)
Discontinuation of inflation		(31,436)		(23,871)		(29,697)
Change in book and tax depreciation rates		—		—		1,459
Change in tax rate		—		11,559		—

Income tax provision	Ps.	349,571	Ps.	320,331	Ps.	427,992

Effective income tax rate		23%		27%		28%

The effects of temporary differences in deferred income tax are as follows:

	December 31,
	2009		2010

Deferred asset tax:
Tax loss carry-forwards	Ps.	42,939	Ps.	—
Other		64,304		84,064
Recoverable asset tax		393,531		393,531

		500,774		477,595

Deferred tax liabilities:
Airport concessions, rights to use airport facilities and machinery furniture and equipment		(1,870,874)		(1,890,590)
Other		(2,404)		(48,094)

		(1,873,278)		(1,938,684)

Net deferred tax liabilities	Ps.	(1,372,504)	Ps.	(1,461,089)

IMFRS-17, in effect as of January 1, 2010, establishes that the entire infrastructure to which the operator of a service concession has access with the authorization of the grantor of the concession, and the improvements to concessioned assets made by the operator, should be recognized as an intangible asset, and that those assets must be amortized over the concession life of 50 years or the remaining term. As a result of adopting IMFRS-17, the Company modified the amortization rates in accordance with the remainder of the term of the concessions, using the straight-line method, as a result of which there was a net increase in intangible assets and a charge to retained earnings for deferred income tax of Ps.108,454 at January 1, 2010. See Note 11.
Employees’ statutory profit sharing (ESPS):
The Company is subject to payment of ESPS, which is calculated by applying the procedures established in the Income Tax Law. In 2009 and 2010, the Company determined ESPS of Ps.1,156 and Ps.838, respectively. The ESPS taxable base differs from book result mainly due to the following: a) the Company recorded restated depreciation and the accrued exchange fluctuation for book purposes, while for ESPS purposes it recorded historical depreciation and the exchange fluctuation when it is due, b) the timing differences on which certain items accrue or are deducted for book and ESPS purposes and c) permanent items that only affect the book result or ESPS for the year. In 2009 and 2010, the Company determined a deferred ESPS asset of Ps.2,421 and Ps.2,905, respectively, for timing differences.

In April and May 2008, the Company cancelled the deferred profit sharing (PTU) balance, which was applied to consolidated income for the period as an ordinary expense of Ps.37,496, due to restructuring of the Group.
b) Refund of Asset Tax (AT) in accordance with the Flat Tax Law in effect:
Asset tax in excess of income tax actually paid at December 31, 2007 (date on which the tax was repealed) is subject to refund through the procedure established in the Flat Tax Law taking into consideration the following ten years up to 10% of total AT paid and not yet recovered, provided that this amount does not exceed the difference between the income tax paid in the year and the asset tax paid in the three preceding years, the lowest of the two. According to the Flat Tax Law, when income tax accrued exceeds AT in any of those years, the asset tax may be restated by applying factors derived from the NCPI.
The Company submitted a consultation to the Mexican Ministry of Finance in order to confirm the criterion whereby the Company does not lose the right to recover part of Asset Tax under this concept. As of the date of this report, an answer has not yet been received from the Federal Court.
In 2009 and 2010, the Company wrote-off an asset tax balance in income for the period in the amount of Ps.60,654 and Ps.11,462, respectively. This sum will no longer be recoverable according to the mechanisms established under the IETU Law, which states that asset tax will be recovered gradually each year up to a maximum amount of 10% of the total asset tax paid over the 10 years prior to 2008.
c) Flat tax (IETU for its acronym in Spanish):
Flat Tax for the period is calculated using the 17.5% rate (17% for 2009) on the profit determined based on the cash flows. Such net income represents the difference between the total income collected on taxable activities, less the authorized tax deduction paid. The Law also allows reducing that amount with the flat tax credits, based on the procedures established in the Law. The effect of the change in the rate for temporary differences has been recognized in previous periods.
Based on the tax and financial projections of 10 years, in compliance with MFRS D-4 and IMFRS-8, the Company recognized a deferred tax corresponding to the temporary differences arising in determining the Flat tax base and that materialize in subsequent periods for the following subsidiaries: Aeropuerto de Cozumel, S. A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V., Aeropuerto de Tapachula, S. A. de C. V., Aeropuerto de Veracruz, S. A. de C. V., Aeropuerto de Villahermosa, S. A. de C. V., Servicios Aeroportuarios del Sureste, S. A. de C. V., such as RH Asur, S. A. de C. V. The flat tax provision in the aforementioned subsidiaries at 2008, 2009 and 2010 are as shown in next page.

	December 31,
	2008		2009		2010

Current flat tax	Ps.	78,225	Ps.	126,111	Ps.	4,996

Deferred flat tax		10,879		37,596		30,548

Provision for flat tax	Ps.	89,104	Ps.	163,707	Ps.	35,544

At December 31, 2010 and 2009, the principal timing differences are as shown below:

	December 31,
	2009		2010

Deferred flat tax liability:
Airport concessions, rights to use airport facilities, improvements to concessions asset and machinery furniture and equipment	Ps.	4,039,110	Ps.	4,513,589
Trade receivable		127,929		106,534
Others		(15,428)		(40,757)

		4,151,611		4,579,366

Applicable flat tax rate		17.5%		17.5%

Deferred flat tax liability	Ps.	726,532	Ps.	801,389

Tax credit by:

Airport concessions, rights to use airport facilities, improvements to concessions asset and machinery furniture and equipment	Ps.	174,682	Ps.	175,454
Excess deductions on taxable income		14,234		30,565

Deferred flat tax asset		188,916		206,019

Deferred flat tax liability net	Ps.	537,616	Ps.	595,370

IMFRS-17, in effect as of January 1, 2010, establishes that the entire infrastructure to which the operator of a service concession has access with the authorization of the grantor of the concession, and improvements to concessioned assets made by the operator, should be recognized as an intangible asset, and these assets must be amortized over the concession life of 50 years or the remaining term. As a result of adopting IMFRS-17, the Company modified the depreciation rates in accordance with the remainder of the term of the concessions using the straight-line method, which in turn resulted in a net increase in intangible assets and a charge to retained earnings for deferred flat tax of Ps. 27,206 at January 1, 2010. See Note 11.

NOTE 15 — TECHNICAL ASSISTANCE AGREEMENT:
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
Under the agreement, the Company agreed to pay an annual fee equal to the greater of a fixed fee or 5% of the Company’s earnings prior to deducting the technical assistance fee and before comprehensive financing cost, income tax and depreciation and amortization, determined in accordance with MFRS. As from 2003, the minimum fixed amount is US$2 million.
Each year the fixed fee will be increased by the rate of inflation in the United States. ASUR must also pay the value-added tax on the payment amount. The Company entered into an amendment agreement relating to the Technical Assistance and Technology Transfer Agreement, which states that the related fee will be paid on a quarterly basis as of January 1st, 2008. These quarterly payments will be deducted from the annual fee.
For the years ended on December 31, 2008, 2009 and 2010, technical assistance expenses of Ps.104,485 Ps.103,518 and Ps.110,712 were paid respectively. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. ITA’s Series “BB” shares were placed in a trust to, among other things; ensure performance under the technical assistance agreement.
NOTE 16 — RELATED PARTY TRANSACTIONS:
See Notes 11 and 15 for disclosures concerning certain other transactions with related parties.
In 2007, an agreement was signed by Grupo Aeroportuario del Sureste, S. A. B. de C. V. (individual) (GAS) and its Subsidiaries, whereby by GAS, as jointly liable with its subsidiaries for the obligations of each subsidiary concession, must be capable of contributing to their financial well-being, to compliance of the commitments established in the PMDs and to covering financial well-being, to compliance of the commitments established in the PMDs and to covering the operating expenses of the Subsidiaries that they cannot meet on their own. Under the agreement, the Subsidiaries agree to make GAS a monthly payment based on their financial capacity and their financial requirements.

In 2008, an agreement was signed by GAS and its Subsidiaries for the use of licenses and trademarks, whereby the latter agree to pay an annual royalty fee, provided they have positive financial results and they have the financial capacity to do so without affecting their investment commitments in the PMD. The respective amount will be determined by applying a percentage to their gross income without including equity in subsidiaries, financial products and exchange gains.
As of December 31, 2009 and 2010, the accounts pending payment with related parties are shown in the consolidated balance sheet and are comprised as follows:

	December 31,
	2009		2010
Accounts receivable:
Compañía Méxicana de Aviación, S. A. de C. V. (Key management personnel)	Ps.	36,956	Ps.	25,631

Accounts payable:
Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (Shareholder)	Ps.	(23,443)	Ps.	(25,481)
Promecap, S. C. (Key Management personnel)		(488)		(466)
Lava Tap de Chiapas, S. A. de C. V. (Key management Personnel)		(292)		(316)
Teléfonos de México, S. A. de C. V. (Key management Personnel)		(20)		(150)

		(24,243)		(26,413)

Net	Ps.	12,713	Ps.	(782)

In the years ending December 31, 2008, 2009 and 2010, the following transactions with related parties were carried out at the same prices and conditions as those that would have been used in comparable operations carried out by independent parties:

	2008		2009		2010

Revenues from airport services	Ps.	159,014	Ps.	133,136	Ps.	53,892
Technical assistance		(104,485)		(103,518)		(110,712)
Administrative services		(5,181)		(6,408)		(5,763)
Leases		(2,617)		(3,212)		(3,001)
Telephone services and network connections		(6,931)		(3,754)		(4,295)
Cleaning services		(10,224)		(9,662)		(10,129)
Investment (transport equipment)		—		(6,392)		(181)
Others		(4,354)		(2,461)		(2,709)
During the years ending December, 31, 2010 and 2009, the Company provided the following benefits to key Management Personnel, the Board of Directors and the different Committees of the Board of Directors:

	2009		2010

Compensation to key personnel	Ps.	23,756	Ps.	20,836
Compensation to Board of Directors and Committees		7,401		5,820
NOTE 17 — COMMITMENTS AND CONTINGENCIES:
Commitments:
a)	The Company leases office space under an operating lease agreement with an extension of an additional 60 months, which started on May 21, 2010. The monthly lease fee is US$19,653.
Rental expense was approximately Ps.2,617, Ps.3,212 and Ps.3,123 for the years ended December 31, 2008, 2009 and 2010, respectively.
b)	On March 31, 2009, the Company received the approval of the Ministry of Communications and Transportation for its Master Development Plan (“MDP”) for each of the nine airports for the period from 2009 through 2013. Based on the MDPs presented, the Company has agreed to make total improvements in those years. The commitments are the follows:

Period	Amount

2011	Ps.	975,227
2012		724,140
2013		519,408

	Ps.	2,218,775	(1)

(1)	Expressed in pesos adjusted to December 31, 2010 purchasing power, applying Mexican National Construction Price Index factors according to the MDP terms.

c)	In accordance with the terms for the purchase of the land in Huatulco in October 2008, the Company is required to build 450 hotel rooms within four years. To this end, the Company intends to enter into agreements with third parties, in order to honor the commitment assumed with FONATUR. On February 26, 2009, the Company delivered its proposal for a Comprehensive Tourism Plan related to this project to FONATUR, and as of that date said proposal is pending approval. In the event the committed percentage of completion is not duly met for the different stages of the project or if the assumed requirements are not satisfied, the Company could be subject to penalties, including a fine of up to 6.5% of the amount paid for the land or Ps.17,200, and to possible expropriation by FONATUR of the land in question.
Contingencies:
a)	The Company’s operations are subject to Mexican federal and state laws.
b)	At present, two labor-law claims have been filed against the Company mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects for the Company. The Company is currently in the judicial process and no ruling has been handed down at the date of this report. The total amount of these claims is approximately Ps. 2 million. At December 31, 2010, the Company has not established a provision for this item.
c)	The Company’s tax returns are regularly reviewed by the Mexican tax authorities. The Company’s 2006 and 2007 tax years for the Cancun airport are currently under the tax authority’s review.
d)	The Huatulco municipal government has initiated legal procedures against the Company to claim payment of the property tax of the land where the airport is located. The Company believes that there are no legal grounds for the suit, as has been the case in other Group airports where the Company was handed down a favorable ruling concerning the payment of the tax in question (although the municipality has since taken legal action to file a request for a motion for reconsideration). Management believes that any liabilities relating to these claims are not likely to have a material adverse effect on the Company’s consolidated financial position or the results of its operations and consolidated cash flows. At December 31, 2010, the Company has set up a reserve in this regard.
e)	The Mexican Department of Civil Aviation (DGAC) has filed twelve administrative lawsuits against the Company based on a series of audits carried out from 2004 to 2006. The Company has begun counter-proceedings, as it considers that these lawsuits are invalid due to the inappropriateness of procedures followed by the DGAC. In the case of Aeropuerto de inappropriateness of procedures followed by the DGAC. In the case of Aeropuerto de Cozumel, S.A. de C.V., the authorities declared the expiration of the verification procedure. Since these lawsuits make no reference to the number of observations that have not been resolved or to the possible penalties that might be applied, it is not possible to estimate the potential effects on the consolidated financial position, results of operations or cash flows of the Company.

NOTE 18 — SEGMENT INFORMATION:
The Company individually determines and evaluates the performance of each of its airports after considering the prorated costs of personnel and other services. ASUR’s Subsidiary, Servicios, is in charge of hiring certain Company employees. The performance of Servicios is determined and evaluated separately by Management. All airports provide basically the same services to their clients. Following is condensed financial information on the Company’s segments, which includes the Cancun airport and its Subsidiaries (Cancun), the Villahermosa Airport (Villahermosa), the Merida airport (Merida) and Servicios. The financial information of the remaining six airports, RH Asur, S.A. de C.V. and the holding company (including ASUR’s investment in its subsidiaries) has been grouped and is included in the Others column. Elimination of the ASUR investment in its subsidiaries is included in the Consolidation Adjustments column. See information per segment as shown below:

Year ended												Consolidation	Consolidation
December 31, 2008	Cancun		Villahermosa		Mérida		Servicios		Other			Adjustments	Total

Total revenues	Ps.	2,449,918	Ps.	139,899	Ps.	178,616	Ps.	421,034	Ps.	1,544,649	Ps.	(1,565,409)	Ps.	3,168,707
Operating income (loss)		356,192		27,590		2,549		(19,307)		1,016,673				1,383,697
Total assets		10,746,482		924,198		1,252,538		43,942		19,434,765		(15,027,331)		17,374,594
Capital expenditures		497,988		9,127		15,877		1,025		411,755		935,772
Depreciation and amortization		390,589		32,366		46,997		1,830		129,731		601,513

Year ended												Consolidation	Consolidation
December 31, 2009	Cancun		Villahermosa		Mérida		Servicios		Other			Adjustments	Total

Total revenues	Ps.	2,421,840	Ps.	119,345	Ps.	182,177	Ps.	424,469	Ps.	868,616	Ps.	(885,263)	Ps.	3,131,184
Operating income (loss)		1,033,075		10,989		25,909		7,250		260,107				1,337,330
Total assets		11,521,533		879,072		1,247,460		31,864		17,635,881		(14,620,102)		16,695,708
Capital expenditures		357,343		46,121		72,792		336		200,073				676,665
Depreciation and amortization		401,429		33,805		48,656		1,686		143,931				629,507

Year ended												Consolidation	Consolidation
December 31, 2010	Cancun		Villahermosa		Mérida		Servicios		Other			Adjustments	Total

Total revenues	Ps.	2,951,493	Ps.	244,673	Ps.	342,609	Ps.	454,081	Ps.	1,177,220	Ps.	(934,604)	Ps.	4,235,472
Operating income (loss)		1,312,712		27,166		61,558		1,767		321,123				1,724,326
Total assets		12,447,673		950,561		1,355,470		49,269		18,673,170		(15,262,228)		18,213,915
Capital expenditures		255,017		98,108		132,665		690		233,424				719,904
Depreciation and amortization		251,605		18,778		28,644		2,856		77,327				379,210
The accounting policies for preparing segment information are the same as those described in Note 3r.

NOTE 19 — SUBSEQUENT EVENT:
On January 31, 2011, the Federal Competition Commission (COFECO) issued an unfavorable decision regarding the Company’s participation in the bidding process for the construction, management, operation and exploitation of the public airport that is to be built in the town of Tulúm in the state of Quintana Roo. This airport would be located in Tulum, approximately 101 kilometers from our airport in Cancún and could adversely affect our passenger traffic. The bidding process for the concession for the airport was announced on May 11, 2010. On January 31, 2011, the Federal Competition Commission (COFECO) issued an unfavorable opinion regarding our participation in the bidding process. We disagree with the decision and the views expressed by COFECO and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process. The COFECO has 60 days from the date on which we initiated legal proceedings to respond. On April 25, 2011, we requested that the Ministry of Communications and Transportation reserve our right to submit a bid in the event that the COFECO decision is overturned. Bids began to be accepted by the Ministry on April 25, 2011. As of the date of this report, there has been no final decision issued regarding the bidding process, our legal proceedings or the beginning of construction and operation of the airport. The Ministry of Communications and Transportation has committed to revise passenger traffic level projections for Cancún Airport and to adjust our Master Development Plan and maximum rate accordingly within three months of the granting of a concession for the Riviera Maya airport.
It is not possible to estimate the impact, if any, that the granting of a new concession to a third party may have on the business. It will take several years for the completion and operation of such airport once the concession is awarded, if awarded.
NOTE 20— DIFFERENCES BETWEEN MEXICAN FINANCIAL REPORTING STANDARDS AND US GAAP:
The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States of America (“US GAAP”).
Adoption of new accounting principles
In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). The new standard provides new disclosures relating to transfers in and out of Levels 1 and 2, and activity in Level 3 fair value measurements. Additionally, it clarifies existing disclosures regarding level of disaggregation and disclosures about inputs and valuation techniques. This guidance is effective for interim and annual periods beginning after December 15, 2009. The Company adopted the provisions of the standard and included its effect on its audited consolidated financial statements.

The principal differences between MFRS and US GAAP and the effect on the Company’s net income and stockholders’ equity are presented below with an explanation of the adjustments:

	For the year ended December 31,
	2008		2009		2010
Reconciliation of net income:

Net income as reported under MFRS	Ps.	1,049,469	Ps.	797,410	Ps.	1,275,143

US GAAP adjustments:
(A) Amortization of airport concessions (1)		196,336		196,336		—
(A) Amortization of rights to use airport facilities (1)		10,341		10,693		—
(B) Amortization of Terminal 1 building write-off reversal		109		109		1,157
(C) Contract termination fee on leasehold agreement		16,165		10,766		—
(D) Concession fee on leasehold agreement, (1)		6,186		6,186		—
(E) Effects from the recognition of IMFRS-17 (1)		—		—		(57,022)
(F) Tax on dividends		—		(10,711)		—
(G) Deferred employees’ statutory profit sharing		(15,895)		(2,227)		1,222
(H) Deferred income taxes		(36,649)		(77,479)		21,290
(I) Deferred flat rate business tax		(6,453)		(11,847)		9,247

Total US GAAP adjustments		170,140		121,826		(24,106)

Net income under US GAAP	Ps.	1,219,609	Ps.	919,236	Ps.	1,251,037

Basic and diluted earnings per share	Ps.	4.07	Ps.	3.06	Ps.	4.17

(1)	The 2010 adjustment is included under Intangible asset — Airport concessions as a result of the adoption of IMFRS-17 effective on January 1, 2010 (See Note 20 (E)).

	As of December 31,
	2009		2010
Reconciliation of stockholders’ equity:

Total stockholders’ equity reported under MFRS	Ps.	13,857,695	Ps.	14,795,457

US GAAP adjustments:
(A) Airport concessions (1)		(7,622,856)		—
(A) Rights to use airport facilities (1)		(447,562)		—
(B) Terminal 1 write-off reversal		(49,835)		(48,678)
(C) Contract termination fee on leasehold agreement		—		—
(D) Concession fee on leasehold agreement		(6,173)		—
(E) Effects of the recognition of IMFRS-17 (1)		—		(8,546,232)
(G) Deferred employees’ statutory profit sharing		(807)		415
(H) Deferred income taxes		1,578,170		1,599,460
(I) Deferred flat rate business tax		379,861		389,108

Total US GAAP adjustments		(6,169,202)		(6,605,927)

Total stockholders’ equity under US GAAP	Ps.	7,688,493	Ps.	8,189,530

(1)	The 2010 adjustment is included under Intangible asset — Airport concessions as a result of the adoption of IMFRS-17 effective on January 1, 2010 (See Note 20(E)).
A summary of the Company’s statement of changes in stockholders’ equity with balances determined under US GAAP are as follows:

Balance at December 31, 2008	Ps.	8,653,257
Net income		919,236
Dividends declared		(1,884,000)

Balance at December 31, 2009		7,688,493
Net income		1,251,037
Dividends declared		(750,000)

Balance at December 31, 2010	Ps.	8,189,530

The following tables present the condensed consolidated balance sheets and statements of income of the Company, including all US GAAP adjustments, as of December 31, 2009 and 2010, and for the years ended December 31, 2008, 2009 and 2010.

	As of December 31,
	2009		2010

Assets
Current assets:
Cash and cash equivalents	Ps.	876,922	Ps.	1,442,879
Other current assets		957,561		664,512
Current deferred income tax		13,303		24,190
Current dividend income tax		253,191		307,411
Current deferred flat rate tax		24,124		54,694

Total current assets		2,125,101		2,493,686

Improvements to concessioned assets, land, machinery, furniture and equipment — net		4,639,582		5,009,638
Airport concessions — net		5,237		—
Rights to use airport facilities — net		1,560,081		1,510,751
Noncurrent deferred employees’ statutory profit sharing		1,614		3,320
Noncurrent deferred income tax		576,017		747,735

Total assets	Ps.	8,907,632	Ps.	9,765,130

Liabilities and stockholders’ equity
Current liabilities:
Other liabilities	Ps.	183,140	Ps.	253,558
Bank loans current portion		222,517		243,102
Seniority premiums		9,659		11,817

Total current liabilities		415,316		508,477

Bank loans and financial derivatives		329,836		647,503
Deferred income tax liability		292,108		185,870
Deferred flat rate tax liability		181,879		233,750

Total liabilities		1,219,139		1,575,600

Total stockholders’ equity		7,688,493		8,189,530

Total liabilities and stockholders’ equity	Ps.	8,907,632	Ps.	9,765,130

	For the years ended
	December 31,
	2008		2009		2010

Net revenues	Ps.	3,174,893	Ps.	3,137,370	Ps.	3,500,409

Cost of services (1)		(825,997)		(790,789)		(947,508)
General and administrative expenses (1)		(114,159)		(121,708)		(164,506)
Depreciation and amortization		(378,561)		(411,603)		(441,248)
Other expenses		(268,971)		(269,461)		(278,268)

Operating expenses		(1,587,688)		(1,593,561)		(1,831,530)

Operating income		1,587,205		1,543,809		1,668,879

Net comprehensive financing income		174,273		20,156		26,619
Taxes (2)		(541,869)		(644,729)		(444,461)

Net income	Ps.	1,219,609	Ps.	919,236	Ps.	1,251,037

(1)	Exclusive of depreciation and amortization.

(2)	Consists of asset tax, tax on dividends, income taxes and flat rate tax.

(A) Airport concessions, rights to use airport facilities and environmental liabilities
Under MFRS, in 1998, the acquisition cost of the nine airport concessions were allocated to the rights to use the airport facilities and to the environmental liabilities assumed, with the remainder allocated to airport concessions. The amount allocated to the rights to use the airport facilities was based on an independent appraisal. The fair values of the environmental liabilities assumed are based on management’s best estimate of the actual costs to be incurred and reflect the terms of an agreement with the environmental authorities.
The rights to use the airport facilities, environmental liabilities and the airport concessions were transferred between entities under common control of the Mexican federal government. Under US GAAP, the rights to use the airport facilities and the environmental liabilities were recorded equal to their historical book value at November 1, 1998 (Ps.2,232,696 and Ps.15,532, respectively) and no value was assigned to the airport concessions from the predecessor.

Following is the summary of the amortization and depreciation of the airport concessions and the rights to use airport facilities for the next 5 years under US GAAP.

Year	Concession	Rights to use airport facilities

2011	—	52,247
2012	—	51,848
2013	—	51,779
2014	—	50,862
2015	—	49,690
The US GAAP adjustments for 2008 and 2009 reduce the step up of the assets as recorded under Mexican FRS and adjust the corresponding depreciation. In 2010, the adjustment related to airport concessions is included in adjustment (E) as explained in Note 20(E).
(B) Terminal 1 building write-off reversal
In July 2006, the Company was instructed by the Mexican federal government to repair the Terminal 1 building which had been damaged by a hurricane. Under MFRS, the Company reversed a portion of the 2005 write-off related to certain assets of Terminal 1 which were once again to be placed in service.
Under US GAAP, reversal of losses is not permitted, therefore, the amount is reversed and its related annual depreciation recognized in MFRS was adjusted under US GAAP.
(C) Contract termination fee on leasehold agreements
Under MFRS, the Company capitalized a one-time termination fee on a concessionaire’s leases at the Cancun airport, which is being amortized over the remaining lives of the original lease agreements (see Note 7). Under US GAAP, pursuant to Accounting Standard Codification (ASC) 420 Exit or Disposal Cost Obligations this fee represents a contract termination cost that should be expensed when the Company terminates the leases. Therefore, charges of Ps.16,165, Ps.10,766 in the US GAAP reconciliation in 2008, 2009, respectively, reflect the reversal of amortization expense recorded under MFRS. The final reversal of the amortization expense recorded under MFRS was completed in 2009.
(D) Concession fee on leasehold agreement
During 2006, the Company entered into an agreement to transfer the operation of a restaurant and snack bar located in the Cancun airport to a third party. As result of this agreement, the Company would receive 9 semi-annual installments with an interest rate of 15%. During 2006, the Company received anticipated payments of Ps. 4,014 and during 2007; it received the total remaining installments payments required over the term of the leasehold agreement. Under MFRS the Company recognized the fee as income as collected.

Under US GAAP, pursuant to ASC- 840 “Leases” this agreement is accounted for as an operating lease; therefore income is recognized on a straight line basis over the term of the agreement.
In 2010, the adjustment is included in adjustment (E) as explained in Note 20(E).
(E) Effect of the Recognition of IMFRS-17
During 2010, the Company adopted IMFRS-17 “Service Concession Agreements”, under MFRS. IMFRS-17 provides guidance on the accounting treatment to be used in service concession agreements through which the government grants public service concessions. Although retrospective application was not permitted, this standard does apply to previously awarded concessions and therefore, the Company changed the manner on how it accounted for its concessions as disclosed in Note. 2c. US GAAP does not provide specific accounting guidance addressing service concession arrangements and therefore, the Company has not changed its accounting for such arrangements on a US GAAP basis from that previously applied and as described in the US GAAP adjustment (A) Airport concessions, rights to use airport facilities and environmental liabilities described elsewhere in this Note. The following US GAAP adjustment reverses the changes recorded under Mexican FRS in 2010 (both the balance sheet presentation of the individual concessioned assets and changes to the amortization periods recognized therein) while still recognizing the original US GAAP treatment for such assets. A summary of the effects with the corresponding explanations is included below:

Income statement effects:
Amortization of airport concessions (i)	Ps.	196,336
Amortization of rights to use airport facilities (ii)		(261)
Concession fee on leasehold agreement (iii)		6,173
Additional depreciation and amortization under U.S.GAAP for improvements to concessioned assets (ii)		(259,270)

Total effect from IMFRS-17 on Income statement	Ps.	(57,022)

Stockholders’ equity effects:
Airport concessions (i)	Ps.	(7,426,520)
Rights to use airport facilities (ii)		(447,823)
Additional depreciation and amortization under U.S.GAAP for improvements to concessioned assets (ii)		(259,270)
Recognition of IMFRS-17 in retained earnings under MFRS (iv)		(412,619)

Total effect from IMFRS-17 on stockholders’ equity	Ps.	(8,546,232)

i.	As described in US GAAP adjustment (A), the historical carrying value of the concessions under US GAAP are lower than MFRS and this adjustment recognizes the difference in the depreciation expense and carrying value of such.

ii.	As described in US GAAP adjustment (A), the carrying value of the rights to use airport facilities was historically higher under MFRS than US GAAP. In 2010, under MFRS, the carrying value was reclassified to “Concessions” and the depreciation period extended to match the concession period. Under US GAAP, the 2010 adjustments restores the depreciation lives to that previously used (based on the underlying concessioned assets) and also accounts for the difference in the depreciation for the difference in historical carrying values.

iii.	As described in US GAAP adjustment (D), the Company recognized the fee as income as collected and under US GAAP, the income is recognized on a straight line basis over the term of the agreement.

iv.	Upon adoption of IMFRS-17 in 2010 for MFRS, improvements to concessioned assets were reclassified to the “Concession” line item and the depreciation lives extended to coincide with the remaining concession period. Under US GAAP, the adjustment reverses such MFRS accounting and the assets continue to be depreciated over their economic useful life which is shorter. The adjustment to retained earnings of Ps. 412,619 as well as adjustments of Ps. 108,454 of deferred income tax and 27,206 of deferred flat tax have been reversed for US GAAP purposes.
(F) Tax on dividends
For the years ended December 31, 2008, 2009, and 2010 the Company paid tax on dividends amounting to Ps.351,264, Ps.191,130, Ps.295,720, respectively. Under US GAAP, tax on dividends is recorded as a deferred tax credit since in accordance with Mexican Tax Law it can be used to reduce future taxable income in the year incurred and the following two years, subject to certain limitations. Such tax on dividends is subject to a valuation allowance.
Under Mexican FRS, amounts deemed to be recoverable are recorded as assets while amounts not deemed recoverable are recognized in equity. During 2009 the Company determined that Ps. 10,711 will not be recovered and such amount was recorded directly in equity for Mexican FRS. This balance has been recorded as a tax expense for the period for US GAAP purposes. For the year ended December 31, 2010, no US GAAP adjustments were applicable as all amounts were recognized as assets subject to a recoverability assessment.
(G) Deferred Employees’ Statutory Profit Sharing (“PTU”)
Under MFRS, Bulletin D-4 requires the recognition of Employees’ statutory profit sharing for all non-recurring temporary differences generated during the period.

Under US GAAP, Employees’ statutory profit sharing is recognized in accordance with the requirements of ASC Topic 740 “Income Taxes”. Under this method, Employees’ statutory profit sharing is recognized in respect of all temporary differences utilizing a full liability method. For US GAAP purposes, the PTU amounts were considered within operating expenses pursuant to the International Practices Task Force recommendations as set forth in their minutes. These movements in the Deferred PTU were classified in the statement of income for US GAAP purposes as Cost of Services.
In 2008, the Company cancelled its deferred PTU balance related to certain subsidiaries and applied it to the results of the year as an ordinary expense of Ps. 19,934 due to the restructuring in the Group, which involved the transfer of unionized and non-unionized employees to the service companies RH Asur, S. A. de C. V. and Servicios Aeroportuarios del Sureste, S. A. de C. V.
(H) Deferred income taxes
Accounting for income taxes in accordance with Bulletin D-4 is similar to accounting for income taxes in accordance with US GAAP, ASC Topic 740 “Income Taxes”.
The deferred income tax adjustments required to reconcile Stockholders’ equity and net income under MFRS to US GAAP as of and for the years ended December 31, 2008, 2009 and 2010, represents the cumulative impact of the differences in accounting relating to the US GAAP adjustments described in A), B), C), D), and E) above.
During 2010 the Company adopted the provisions of IMFRS-17 as discussed in (E). Under MFRS Ps.108,454 relating to deferred income tax were booked against Retained Earnings (See Note 14). Under US GAAP, this balance is not recognized and is reversed within the Ps 412,619 adjustment.

The tax effects of temporary differences that give rise to deferred asset tax and liabilities, after considering the impact of US GAAP adjustments, at December 31, 2009 and 2010 are as follows:

	As of December 31,
	2009		2010

Current deferred income tax:
Accrued liabilities	Ps.	5,122	Ps.	7,346
Tax paid on dividends		253,191		350,921
Tax loss carry-forwards		42,939		—
Prepaid and other current liabilities		54,340		20,268
Less: Current valuation allowance		(89,098)		(46,934)

Net current deferred income tax		266,494		331,601

Noncurrent deferred income tax:

Tax paid on dividends		191,130		295,720
Tax loss carry-forwards		142,113		146,157
Others		2,069		18,158

		335,312		460,035
Less: Noncurrent valuation allowance		(152,826)		(105,831)

Noncurrent deferred income tax asset

		182,486		354,204
Noncurrent deferred income tax liability:
Fixed assets		(290,227)		(184,459)
Other deferred assets		(1,881)		(1,411)

Noncurrent deferred tax liability		(292,108)		(185,870)

Net noncurrent deferred income tax asset (liability)		(109,622)		168,334

Total net deferred income tax asset		156,872		499,935
Recoverable asset tax		393,531		393,531

Net deferred income asset tax under US GAAP		550,403		893,466

Net deferred income tax liability under MFRS		1,027,767		705,994

Net deferred income tax US GAAP adjustments to the net deferred income tax liability	Ps.	1,578,170	Ps.	1,599,460

Based on the history of cumulative tax losses and the expiration dates of the airports concessions, the Company has recognized a valuation allowance for those airports that, based on the projections, are not expected to generate taxable income in future periods when deductible temporary differences reverse or loss carry-forwards remain available under Mexican tax law.
For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized as of December 31, 2009 and 2010, for the deferred tax assets that the Company considered were more likely than not to be realized in the future.
ASC 740 also prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company classifies income tax-related interest and penalties as income taxes in the financial statements. As of December 31, 2009 and 2010, based on management’s assessment there were no positions taken that could be considered uncertain tax positions.
Under MFRS, the tax on dividends is presented separately on the balance sheet as a current asset within the line “Recoverable taxed and other currents assets” and not within the line “Deferred Income Tax” line item amount. For US GAAP purposes, tax paid on dividends has historically been presented as a component of the “Deferred Income Tax”. In order to calculate the US GAAP deferred tax adjustments, both the MFRS balances of net deferred tax liability line item of (Ps. 1,461,089) and the dividend tax receivable Ps. 646,641 and an adjustment for the recognition of IMFRS-17 under MFRS in the amount of Ps. 108,454 (See Note 14) need to be taken together (totaling a net liability under MFRS of Ps. 705,994) since the US GAAP amounts include the dividend tax asset and it does not recognize the effect of IMFRS-17.
(I) Deferred flat rate tax
On January 1, 2008 the Flat Rate Tax became effective, replacing Mexico’s asset tax and was applied in addition to Mexico’s income tax. Mexican companies are required to pay the greater of the Flat tax or the income tax. Flat tax is calculated by applying a tax rate of 17% in 2009, 17.5% in 2010 and 17.5% thereafter. The US GAAP adjustment represents the cumulative impact of the differences in accounting relating to the US GAAP adjustments described in A), B), C) D), and E) above.
During 2010 the Company adopted the provisions of IMFRS-17. Under MFRS Ps.27,206 relating to deferred flat tax were booked against Retained Earnings (See note 14). Under US GAAP this balance is not recognized and is reversed within the Ps 412,619 adjustment.

The effects of temporary differences that give rise to deferred IETU, after considering the impact of the US GAAP balances as of December 2009 and 2010 are as follows:

	As of December 31,
	2009		2010

Deferred IETU tax asset:
Accrued liabilities	Ps.	24,124	Ps.	54,694

Deferred IETU liability:
Fixed assets	Ps.	(151,597)	Ps.	(196,513)
Others		(30,282)		(37,237)

		(181,879)		(233,750)

Net deferred IETU tax liability under US GAAP	Ps.	(157,755)	Ps.	(179,056)

Net deferred IETU tax liability under Mexican FRS		(537,616)		(568,164)

Net deferred IETU US GAAP adjustments	Ps.	379,861	Ps.	389,108

The MFRS balances of net deferred tax liability line item of (Ps. 595,370) and the adjustment for the reversal of the recognition of IMFRS-17 in the amount of Ps. 27,206 (see note 14) need to be taken together (totaling a net liability under MFRS of Ps. 568,164).

(J) Restructure, contract termination fees and loss on natural disaster
Under MFRS, restructure costs, certain contract termination fees and loss on natural disaster were charged against the results of operations as a non-ordinary item. Under US GAAP, restructure costs, contract termination fees and loss from natural disaster would be considered an operating expense. These charges have been reclassified as an operating expense in the US GAAP condensed consolidated income statement.
(K) Other liabilities
As of December 31, 2009 and 2010, this account consists of the following:

	December 31,
	2009		2010

Taxes payable	Ps.	39,610	Ps.	71,698
Concession fees		24,501		40,750
Due to Shareholder — ITA		23,443		24,577
Other accounts payable		81,266		105,795
Account payable supplier		8,145		10,738
Other		6,175		—

Total	Ps.	183,140	Ps.	253,558

(L)	Supplemental Cash Flow Information
Presented below are statements of cash flows of the Company for the years ended December 31, 2008, 2009 and 2010, prepared after considering the impact of US GAAP adjustments.

	For the years ended
	December 31,
	2008		2009		2010
Operating activities:
Net income under US GAAP	Ps.	1,219,609	Ps.	919,236	Ps.	1,251,037
Adjustments to reconcile net income to cash flows provided by operating activities:
Allowance for doubtful accounts		8,492		7,373		130,191
Asset tax, tax on dividends, income tax and deferred income taxes		446,311		469,176		418,164
Deferred employees’ statutory profit sharing		15,895		(194)		(1,706)
Deferred flat rate business tax		95,558		175,554		26,297
Depreciation and amortization		378,561		411,602		441,248
Other provisions		23,411		23,443		24,577
Changes in operating assets and liabilities:
Trade receivables		(134,151)		(146,997)		(144,987)
Recoverable taxes and other current assets		(618,225)		44,378		(155,261)
Trade accounts payable		274,970		(471,524)		1,930
Payments of tax on dividends		(351,262)		(191,130)		(295,720)
Accrued expenses and other payables		(15,582)		2,185		2,156

Cash flows provided by operating activities		1,343,587		1,243,102		1,697,926

Investing activities:
Proceeds from short-term investments		55,022		—		11,494
Purchases of short-term investments		—		(84,482)		(18,938)
Purchase of other rights and machinery furniture and equipment		(935,772)		(676,665)		(719,904)

Cash flows used in investing activities		(880,750)		(761,147)		(727,348)

Financing activities:
Bank loans received		—		600,000		920,000
Bank loans paid		—		(54,545)		(574,621)
Payment of dividends		(600,000)		(1,884,000)		(750,000)

Cash flows used in financing activities		(600,000)		(1,338,545)		(404,621)

(Decrease) increase in cash and cash equivalents		(137,163)		(856,590)		565,957
Cash and cash equivalents at beginning of period		1,870,675		1,733,512		876,922

Cash and cash equivalents at end of period	Ps.	1,733,512	Ps.	876,922	Ps.	1,442,879

Supplemental cash disclosures:

Flat rate tax		75,943		142,685		116,894
Interest paid		—		11,355		41,451
Income tax		103,023		116,617		105,312

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
The following table provides information about the fair value of the Company’s derivatives:

	December 31, 2009
Derivatives not accounted for as hedges	Balance Sheet	Notional		Carrying		Maturity
Assets:	Location	Amount		Value		Date

Forwards(a)	Accrued expenses and other payables	US	21.7	Ps.	147	2010

Derivatives not accounted for as hedges
Liabilities:	December 31, 2009

Interest Rate Swaps	Bank loans	Ps.	250,000	Ps.	1,105	2012

Interest Rate Swaps	Bank loans	Ps.	100,0000	Ps.	259	2012

Interest Rate Swaps	Bank loans	Ps.	250,000	Ps.	1,199	2012

	December 31, 2010
Derivatives not accounted for as hedges	Balance Sheet	Notional		Carrying		Maturity
Assets:	Location	Amount		Value		Date

Forwards(a)	Accrued expenses and other payables	US	21.7	Ps.	1,070	2015

Derivatives not accounted for as hedges
Liabilities:	December 31, 2010

Interest Rate Swaps	Bank loans	Ps.	250,000	Ps.	1,408	2012

Interest Rate Swaps	Bank loans	Ps.	100,0000	Ps.	409	2012

Interest Rate Swaps	Bank loans	Ps.	250,000	Ps.	1,441	2012
In May 2009, in connection with the issuance of its Ps. 250 million long-term debt, the Company entered into three interest rate swap agreements to hedge interest rate risk on such long-term debt. Under this agreement, the Company receives floating rate coupon payments in Mexican Pesos at an annual interest rate of Tasa de Interés Interbancaria de Equilibrio (TIIE), in exchange for fixed rate coupon payments in Mexican Pesos at an annual weighted average interest rate of 6.32%. At December 31, 2009 and 2010, the Company has recorded the change in fair value as a gain or loss in the integral cost financing.
(a) Embedded derivatives of lease agreements identified as forwards for obligations are denominated in U.S. dollars. The Company recognizes changes in related fair value as foreign exchange gain or loss in the integral cost financing.
(N) Fair Value Measurements
ASC 820, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
•	Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
•	Level 2 — Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs. (i.e., quoted prices for similar assets or liabilities.)
•	Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Asset and Liabilities Measured at fair value on a Recurring Basis

December 31, 2009
			Quoted		Internal		Internal
			prices in		models		models
			active		with		with
			markets		significant		significant
	Balance as of		for identical		observable		unobservable
	December 31,		assets		inputs		inputs
	2009		(Level 1)		(Level 2)		(Level 3)
Assets:

Forwards	Ps.	147	Ps.	—	Ps.	147	Ps.	—

Liabilities:

Derivatives financial instruments	Ps.	2,563	Ps.	—	Ps.	2,563	Ps.	—

Total	Ps.	2,416	Ps.	—	Ps.	2,416	Ps.	—

December 31, 2010
			Quoted		Internal		Internal
			prices in		models		models
			active		with		with
			markets		significant		significant
	Balance as of		for identical		observable		unobservable
	December 31,		assets		inputs		inputs
	2010		(Level 1)		(Level 2)		(Level 3)
Assets:

Forwards	Ps.	1,070	Ps.	—	Ps.	1,070	Ps.	—

Liabilities:

Derivatives financial instruments	Ps.	3,281	Ps.	—	Ps.	3,281	Ps.	—

Total	Ps.	2,211	Ps.	—	Ps.	2,211	Ps.	—

The Company’s derivative portfolio is entirely over-the-counter (“OTC”). Derivatives are valued using industry standard valuation models; using market based observable inputs including interest rate curves and foreign exchanges rates.
On January 1, 2009, the Company adopted, on a prospective basis, guidance related to fair value measurements pertaining to nonfinancial assets and liabilities. This guidance establishes the authoritative definition of fair value sets out a framework for measuring fair value and expands the required disclosures about fair value measurement.

(O) Consolidated valuation and qualifying accounts

	Balance at						Balance at
	beginning						end
Description	of Year		Additions		Deductions		of Year
Continuing operations:
Allowances for doubtful accounts:
Year ended December 31, 2008	Ps.	935	Ps.	8,492	Ps.	—	Ps.	9,427
Year ended December 31, 2009		9,427		7,373		(8,492)		8,308
Year ended December 31, 2010		8,308		130,191		(5,363)		133,136

Continuing operations:
Valuation allowances deferred income tax:
Year ended December 31, 2008(1):	Ps.	693,138	Ps.		Ps.	(467,666)	Ps.	225,472
Year ended December 31, 2009		225,472		16,452				241,924
Year ended December 31, 2010		241,924				(89,159)		152,765

(1):	Principally resulting from the change in tax law in Mexico. With the introduction of the IETU tax, certain airports began to calculate their deferred taxes on this basis rather than the regular income tax basis which had been used prior to the change in law. Therefore, all prior deferred tax balances, including the related valuation allowances previously established under income tax were cancelled and deferred taxes were established under the IETU tax basis. The resulting net effects were recognized in the income statement for the year.

C.P.C. Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.