Form 20-F
period 2011-12-31
SOUTHEAST AIRPORT GROUP
filed 2012-03-30
CIK 1123452

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

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

CEO

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

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act, (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

i

ii

PART I

Item 1.           Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

Selected Financial Data

We publish our financial statements in Mexican pesos.  Pursuant to Financial Reporting Standards (Normas de Información Financiera) accepted in Mexico, or Mexican NIF, financial data in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F are stated in constant pesos as of December 31, 2007 for periods through and including December 31, 2007, and nominal pesos for periods beginning on or after January 1, 2008. Our financial statements for the year ended December 31, 2011 are subject to ratification by our shareholders at the next annual stockholders meeting.

This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.6736 to U.S.$1.00, the exchange rate for pesos on January 3, 2012 as published by the Federal Reserve Board.  On March 23, 2012 the exchange rate for pesos, as published by the Federal Reserve Board was Ps. 12.81 to U.S.$1.00.

The following tables present a summary of our consolidated financial information and that of our subsidiaries for each of the periods indicated.  This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto.  Our financial statements are prepared in accordance with Mexican NIF, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Reconciliation to U.S. GAAP of net income and total stockholders’ equity is also provided in this summary financial data. Note 19 to our financial statements provides a description of the principal differences between Mexican NIF and U.S. GAAP as they relate to our business.

Under the provisions of Mexican NIF B-10 “Effects of inflation,” the Mexican economy is currently considered a non-inflationary environment, since accumulated inflation over the previous three years is below 26% (the higher limit for an economy to be considered non-inflationary). Consequently, as of January 1, 2008, companies are required to suspend recognition of the effects of inflation on the financial information (suspension of inflationary accounting).

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

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2007.

2007	2008	2009	2010	2011
(thousands of nominal Mexican pesos)(1)	(thousands of dollars) (2)
Income statement data:
Mexican NIF:
Revenues:
Aeronautical services(3)	Ps.	1,890,950	Ps.	2,101,879	Ps.	2,042,647	Ps.	2,283,164	Ps	2,498,344	$182,713
Non-aeronautical services(4)	894,941	1,066,828	1,088,537	1,211,072	1,360,938	99,530
Construction services(12)	—	—	—	741,236	714,024	52,219
Total revenues	2,785,891	3,168,707	3,131,184	4,235,472	4,573,306	334,462
Operating expenses:
Cost of services	(743,642)	(810,101)	(788,562)	(948,730)	(905,261)	(66,205)
Construction expenses	—	—	—	(741,236)	(714,024)	(52,219)
General and administrative expenses	(104,019)	(114,159)	(121,708)	(164,506)	(168,063)	(12,291)
Technical assistance fee(5)	(91,945)	(104,485)	(103,518)	(110,712)	(130,381)	(9,535)
Government Concession fee(6)	(139,294)	(154,752)	(150,559)	(166,752)	(178,342)	(13,043)
Depreciation and amortization(12)	(540,821)	(601,513)	(629,507)	(379,210)	(382,740)	(27,991)
Net comprehensive financing	15,144	174,272	20,156	26,619	50,692	3,707
Non-ordinary items(7)	(2,385)	(9,734)	(15,384)	(804)	239	17
Income before taxes(12)	1,178,929	1,548,235	1,342,102	1,750,141	2,145,426	156,902
Provision for taxes	(656,568)	(498,766)	(544,692)	(474,998)	(553,070)	(40,448)
Net income	522,361	1,049,469	797,410	1,275,143	1,592,356	116,454
Basic and diluted earnings per share(10)	1.74	3.50	2.66	4.25	5.31	0.39
Basic and diluted earnings per ADS (unaudited)(8)	17.41	34.98	26.58	42.50	53.08	3.88
U.S. GAAP:
Revenues	2,771,216	3,174,893	3,137,370	3,500,409	3,859,282	282,243
Operating income	1,253,490	1,587,205	1,543,809	1,668,879	2,012,408	147,175
Net income	257,274	1,219,609	919,236	1,251,037	1,517,763	111,000
Basic and diluted earnings per share(10)	0.86	4.07	3.06	4.17	5.06	0.37
Basic and diluted earnings per ADS (unaudited)(8)	8.58	40.65	30.64	41.70	50.59	3.70
Dividends per share(9)	0.77	2.00	6.28	2.50	3.00	0.22
Other Operating Data (Unaudited):
Total passengers (thousands of passengers)	16,238.8	17,752.4	15,535.6	16,715.1	17,539.8	17,539.8
Total air traffic movements (thousands of movements)	262.3	270.1	246.5	256.1	250.9	250.9
Total revenues per passenger (in pesos or dollars)	Ps.	171.6	Ps.	178.5	Ps.	201.5	Ps.	253.4	Ps.	260.7	$19.1

	As of and for the year ended December 31,
	2007		2008		2009		2010		2011
	(thousands of constant Mexican pesos as of December 31, 2007)(1)				(thousands of nominal Mexican pesos)(1)						(thousands of dollars) (2)
Balance Sheet Data:
Mexican NIF:
Cash and cash equivalents	Ps.	1,925,697	Ps.	1,733,512	Ps.	961,404	Ps.	1,442,879	Ps.	1,529,667	$111,870
Total current assets	2,415,241		2,793,941		2,083,163		2,669,488		2,813,207		205,740
Airport concessions, net(12)	8,037,900		7,833,022		7,628,144		14,945,330		15,405,490		1,126,659
Rights to use airport facilities, net(12)	2,189,975		2,123,865		2,057,476		—		—		—
Total assets	16,676,081		17,374,594		16,695,708		18,213,915		18,803,270		1,375,151
Current liabilities	317,002		621,570		399,482		496,660		738,614		54,018
Total liabilities	2,170,554		2,419,598		2,838,013		3,418,458		3,315,457		242,471
Capital Stock	12,799,204		12,799,204		12,799,204		12,799,204		12,799,204		936,052
Net equity/stockholders’ equity	14,505,527		14,954,996		13,857,695		14,795,457		15,487,813		1,132,680
U.S. GAAP:
Cash and cash equivalents	1,870,675		1,733,512		876,922		1,442,879		1,529,667		111,870
Total current assets	2,542,644		2,927,037		2,125,101		2,493,686		2,627,081		192,128
Airport concessions, net	22,376		13,776		5,237		—		—		—
Rights to use airport facilities	1,671,325		1,615,667		1,560,081		1,510,751		1,458,557		106,670
Total assets	8,579,690		9,709,366		8,907,632		9,765,130		10,259,571		750,320
Total liabilities	546,042		1,056,109		1,219,139		1,575,600		1,452,278		106,210
Capital Stock	6,989,281		6,989,281		6,989,281		6,989,281		6,989,281		511,151
Net equity/stockholders’ equity	8,033,648		8,653,257		7,688,493		8,189,530		8,807,293		644,109

Statement of Changes in Financial Position:(11)
Mexican NIF:
Resources provided by operating activities	1,622,626
Resources used in financing activities	(320,122)
Resources used in investing activities	(665,160)

Increase (decrease) in cash and marketable securities	637,344

Cash Flow Data:(11)
Mexican NIF:
Cash flow provided by operating activities			1,555,172		1,366,096		1,847,276		2,171,286		158,794
Cash flow used in financing activities			(951,264)		(1,529,675)		(700,341)		(1,393,331)		(101,899)
Cash flow used in investing activities			(796,093)		(608,529)		(665,460)		(691,167)		(50,548)
(Decrease) Increase in cash and cash equivalents			(192,185)		(722,108)		481,475		86,788		6,347
U.S. GAAP:
Cash flow provided by operating activities	1,637,468		1,343,587		1,243,102		1,697,926		1,955,081		142,982
Cash flow used in financing activities	(231,249)		(600,000)		(1,338,545)		(404,621)		(1,093,331)		(79,959)
Cash flow used in investing activities	(364,250)		(880,750)		(761,147)		(727,348)		(774,962)		(56,676)
Effect of inflation on cash and cash equivalents	(31,151)		—		—		—		—		—
(Decrease) Increase in cash and cash equivalents	1,010,818		(137,163)		(856,590)		565,957		86,788		6,347

(1)          Except for operating data.  Per share and per passenger peso amounts are expressed in pesos (not thousands of pesos).

(2)          Except for operating data.  Translated into dollars at the rate of Ps. 13.6736 per U.S. dollar, the Federal Reserve Board exchange rate for Mexican pesos at January 3, 2012.  Per share and per passenger dollar amounts are expressed in dollars (not thousands of dollars).

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

(5)          Since April 19, 1999, we have paid Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. (“ITA”)  a technical assistance fee under the technical assistance agreement entered into in connection with the purchase by ITA of its Series BB shares.  This fee is described in “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA.”

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

(12)   In 2010 we adopted Mexican Interpretacion de Norma de Informacion Financiera 17, or INIF 17, “Service Concession Contracts”, which provides that an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services.  See “Item 5.  Operating and Financial Review and Prospects — Recent Developments — Adoption of INIF 17”.   As a result, ASUR was required to reclassify all of its rights under fixed assets (including “Rights to use Airport Facilities, net” under “Airport Concessions, net” and to modify amortization rates in accordance with the remaining period of the concession, using the straight line method, for those fixed assets constructed or acquired in the past. Previously we amortized fixed assets based on the estimated remaining useful life of the particular asset.  As a result of this reclassification, “Depreciation and amortization” decreased because of an extension in the useful life of fixed assets, and income taxes increased as a result of an increase in our asset base, which is a factor in the calculation of the IETU.

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate expressed in pesos per U.S. dollar.  The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period.  The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos for the periods ended December 31, 2007 through December 31, 2008.  The Federal Reserve Bank of New York discontinued the publication of foreign exchange rates on December 31, 2008, and therefore, the data provided for the periods beginning January 1, 2009 are based on the rates published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. We have not restated the rates in constant currency units.  All amounts are stated in pesos.  We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2007	11.27	10.67	10.92	10.93
2008	13.94	9.92	13.83	11.21
2009	15.41	12.63	13.06	13.50
2010	13.19	12.16	12.38	12.62
2011	14.25	11.51	13.95	12.43
October 2011	13.93	13.10	13.17	13.44
November 2011	14.25	13.38	13.62	13.70
December 2011	13.99	13.49	13.95	13.77
2012
January 2012	13.75	12.93	13.04	13.38
February 2012	12.95	12.63	12.79	12.78
March 2012(2)	12.99	12.63	12.81	12.75

(1)   Average of month-end rates or daily rates, as applicable.

(2)   Through March 23, 2012.

Source:  Federal Reserve Bank of New York noon buying rate (2007-2008); Federal Reserve Board H.10 Weekly Release (2009-2012).

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

On December 30, 2011, the Federal Reserve Board noon buying rate was Ps. 13.9510 per U.S.$1.00.  On March 23, 2012, the noon buying rate for pesos, as published by the Federal Reserve Board was Ps. 12.81 per U.S.$1.00.

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

On October 21, 2005, Hurricane Wilma struck the Yucatan Peninsula, causing severe damage to the infrastructure of the Cancún and Cozumel airports and to our administrative office building in Cancún.  Cancún and Cozumel airports were closed for approximately 62 hours and 42 hours, respectively, and airport operations were disrupted for several weeks thereafter.  The hurricane also inflicted extensive damage on the hotel and tourist infrastructure in Cancún, the Mayan Riviera region and Cozumel, which led to sharply reduced air passenger traffic at our airports, especially in the fourth quarter of 2005 and during the first half of 2006.  During the fourth quarter of 2005, our passenger traffic decreased 33.1%, and revenues and operating income fell 32.6% and 86.5%, respectively, relative to the same period in 2004, reflecting the decline in passenger traffic.  Tourism in Cancún and the Mayan Riviera has by now largely recovered from Hurricane Wilma, and tourism in Cozumel continues to recover. More than 2.89 million cruise passengers visited Cozumel in 2011, which is one of the highest numbers in the last seven years, according to the Ministry of Communications and Transportation. Although tourism declined substantially in Cozumel after Hurricane Wilma in 2005, the numbers of tourists visiting Cozumel has since increased, in part due to the arrival of Royal Caribbean’s twin ships Oasis of the Seas and Allure of the Seas in 2010 and in part due to Cozumel and Mahahual again being perceived as safe cruise destinations.

Other hurricanes, such as Hurricane Dean in August 2007, Hurricane Emily in July 2005 and Hurricane Ivan in September 2004, have also affected our operations.

The effects of oil spills could adversely affect our business.

The Gulf of Mexico is the site of widespread deepwater oil drilling and extraction. Deepwater oil drilling inherently carries a number of significant risks.

On April 21, 2010, there was an explosion on the “Deepwater Horizon” drilling platform operated by BP in the Gulf of Mexico. The oil-drilling platform was located approximately 41 miles from the coast of Louisiana. The explosion and sinking of the platform caused a huge oil spill that spread along the U.S. coast in the Gulf of Mexico, and reached parts of Florida, Louisiana, Mississippi, Alabama and Texas. BP made several attempts to try to contain the spill and capture the oil. On September 19, 2010, the well was successfully plugged and declared “effectively dead.”

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

In 2011, 61.4% of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States.  Thus, our business is dependent on the condition of the U.S. economy, and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism.  Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.  The U.S. economy recently experienced a recession.  In 2009 the U.S. gross domestic product decreased at an annualized real rate of 2.4%, during which time our international passenger traffic decreased 12.7%. In 2010 the U.S. economy showed improvement, with the gross domestic product increasing at an annualized real rate of 2.9%, and our international passenger traffic increasing 11.7%. In 2011, the recovery of the U.S. economy slowed slightly, with the gross domestic product increasing at an annualized real rate of 1.7% and our international passenger traffic increasing 2.6%.  However, some economists consider the economic recovery to be fragile.  In addition, concerns have been raised that the recent financial crisis in Europe may dampen economic activity, and therefore the economic recovery of the United States. As a result, these economists have suggested that there is risk of another recession, which would likely have a material adverse effect on our results of operations due to decreased passenger traffic from the United States.

Fluctuations in international petroleum prices could reduce demand for air travel.

Fuel represents a significant cost for airlines. International prices of fuel have experienced significant volatility in recent years.  Most of our airline customers use kerosene-based jet fuel, the price of which is based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport.  Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.81 per gallon on September 12, 2008, it has continued to fluctuate in 2011 and has shown an overall upwards trend, with a low of U.S.$2.49 per gallon on January 4, 2011 and a high of U.S.$3.38 per gallon on April 08, 2011, according to the Energy Information Administration of the U.S. Department of Energy. Since April 2011, prices have stabilized, and as of March 20, 2012, the U.S. Gulf Coast spot price for jet fuel was $3.26 per gallon. Notwithstanding prices becoming more stable, the price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks.  In addition, a number of airlines have engaged in hedging strategies with respect to fuel prices. In the event of a decline in oil prices, these hedging strategies may result in those airlines incurring significant derivative-related liabilities.  Increases in airlines’ costs may result in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability.  In December 2011 the International Air Transport Association revised its 2011 financial forecast for the air transport industry, estimating net post-tax profits of U.S.$3.5 billion, down from U.S.$4.9 billion estimated in September 2011, due to the economic turmoil that would result from a failure of governments to resolve the Eurozone sovereign debt crisis in 2012. The forecast also indicated that operating margins were expected to exceed 1.4% in 2012.

Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers, including United Air Lines (previously United Air Lines and Continental Airlines) (which accounted for 4.9% of our revenues in 2010 and 5.4% in 2011), American Airlines (which accounted for 4.4% of our revenues in 2010 and 4.5% in 2011) and Aeromexico (4.0% of our revenues in 2010 and 5.4% in 2011).

On November 29, 2011, American Airlines Inc. and certain of their respective affiliates, the third largest U.S. carrier and the airline which accounted for 12.8% of our international passenger traffic in 2011, filed for bankruptcy protection in the U.S. As of the date of this report, American Airlines has announced that it intends to operate normally throughout the bankruptcy process and does not expect the restructuring to affect flight schedules. However, no assurances can be made that American Airlines will not reduce flight schedules or use the bankruptcy process to restructure its existing agreements with or obligations to us.

On August 2, 2010, Mexicana, one of Mexico’s two largest carriers and previously the airline which accounted for the largest share of our passenger traffic, filed for bankruptcy protection in

Mexico and in the United States. On August 28, 2010, Mexicana, Mexicana Click, formerly known as Aerovías Caribe, and Mexicana Link (which we refer to collectively as “Grupo Mexicana”) ceased operations, and Mexicana Click and Mexicana Link filed for bankruptcy protection on September 7, 2010.  Since Grupo Mexicana ceased operations, approximately 88.9% of the routes that it flew have been taken over by other airlines, and passenger traffic levels at our airports have increased. Recent news reports suggest that it is unlikely that Mexicana will recommence operations.

We do not have contracts with any airlines that obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports.  Our current agreements with our principal airline customers expire in 2012 and we are currently renegotiating these in the normal course of business. We expect that we will continue to generate a significant portion of our revenues from a relatively small number of airlines in the foreseeable future.  Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.

Furthermore, passenger charges, which accounted for 43.2% of our revenues in 2011, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight. If any of our key customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges. As a result of the Grupo Mexicana bankruptcy, we estimate that Ps. 128.0 million in accounts receivable could be at risk of not being recovered, which represented approximately 21.6% of our total accounts receivable as of December 31, 2011. We are an unsecured creditor with respect to these amounts, and we cannot assure you how much, if any, of these amounts we will be able to recover.  Recent news reports suggest that it is unlikely that Mexicana will recommence operations and because of this, it is unlikely that we will recuperate the Ps. 128.0 million that we have reserved for unrecoverable accounts receivable from Mexicana.

In November 2011, American Airlines Inc. and certain of their respective affiliates filed for bankruptcy protection in the United States. As of the date of this report, American Airlines has continued to operate normally in our airports and we have continued to collect amounts due from it in compliance with existing contractual arrangements, and therefore we have not increased our reserve for doubtful accounts; however, we cannot assure you that American Airlines will continue to make payments during the pendency of its bankruptcy proceedings.

In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico.  Accordingly, we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

We could be subject to fines, penalties and other adverse consequences pending the outcome of our appeal against the Mexican government’s tax treatment of Airport Concessions at Cancún Airport.

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15% for tax purposes. Contrary to this decision, in February 2012, the Ministry of Finance determined that an assessment of Ps.865.3 million was due from our Cancún Airport subsidiary because it concluded that the amortization rate of 15% used to calculate amortization for 2006 and 2007 was invalid and that it should instead be 2.0%. We believe that the Ministry of Finance’s position is erroneous and expect to file an appeal in April 2012 to overturn this determination. Although we believe that we have a strong legal position, we can make no assurances that we will prevail in our appeal, and if we were to lose the appeal, the consequences could include fines, penalties and other adverse consequences, which we currently estimate would total Ps.334.2 million, which could have a material adverse effect on our results and balance sheet.

The adoption of IFRS may result in changes to our results of operations, balance sheet and statement of cash flows.

Pursuant to Mexican securities regulations, as of January 1, 2012, all Mexican publicly-reporting companies are required to prepare their financial statements in accordance with International Financial Reporting Standards, or IFRS. We adopted IFRS as our accounting standard for the fiscal year beginning January 1, 2012.  We have implemented the processes for the adoption of IFRS, which became effective for fiscal years beginning January 1, 2012, in accordance with the terms established by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Based on the analysis we have performed to date, we estimate that the most significant impacts of the adoption of IFRS based on our balance sheet as of December 31, 2011, would be adjustments to the following items: an increase of Ps. 3.5 million in deferred tax liability due to the impact on the deferred income tax and flat asset tax derived from the recognition of provisions for vacations and employee benefits and the determination that we must recognize both the income tax and the flat tax on profit in order to determine deferred taxes under the hybrid method based on net income projections; a reduction of Ps. 18.3 million in reserve for vacations due to the recognition of accrued vacation rights not used by year-end; a reduction of Ps. 2.9 million in deferred employee profit sharing due to the reversal of deferred employee profit sharing because it is outside the scope of International Accounting Standard (“IAS”) 12; a net increase of Ps. 7.8 million in labor liabilities due to the elimination of severance liabilities under Mexican NIF D-3 and the simultaneous creation of a liability under IAS 19; a reduction of Ps. 5.0 million in capital stock and Ps. 23. 0 million in the legal reserve due to the elimination of inflation accounting; and an increase of Ps. 5.1 million in the capital stock and legal reserve due to the reclassification of inflation accounting of capital stock and legal reserve to retained earnings.

The impact that the Company has estimated is based on IFRS standards and interpretations in effect as of December 31, 2011. If new IFRS are issued before the Company issues its first full set of audited IFRS financials, or if the Company decides to adopt early certain IFRS standards, or if the Company decides to take into account other accounting policies resulting from the completion of the process necessary for the adoption of IFRS, the estimated impact of IFRS on our balance sheet and results of operations could change. In addition, the adoption of IFRS could impact items in our balance sheet and results of operations that are used for the calculation of certain covenants in our contractual obligations and that determine the amounts of dividends we are permitted to pay.

The FAA could downgrade Mexico’s air safety rating again, which could result in a decrease in air traffic between the United States and our airports.

On July 30, 2010, the United States Federal Aviation Administration (“FAA”) announced that, following an assessment of Mexico’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (ICAO), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2.” Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances, code-sharing arrangements between Mexican and U.S. airlines were suspended, and operations by Mexican airlines flying to the United States were subject to greater FAA oversight. These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines or, in some cases, an increase in that cost of service, which resulted in a decrease in demand for travel between our airports and the United States. Approximately 2.9% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2011.

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

In 2011, Ps. 3,330.9 million (including construction services) or 72.8% of our revenues were derived from operations at Cancún International Airport.  During 2010 and 2011, Cancún International Airport represented 74.4% and 74.2%, respectively, of our passenger traffic and 46.8% and 48.0%, respectively, of our air traffic movements. The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control.  For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico.  Although these reports generally indicate that this increase in violence affects mostly cities in northern Mexico and the west coast of Mexico and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit.  In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination.  We cannot assure you that tourism in Cancún will not decline in the future.  Any event or condition affecting Cancún International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

The September 11, 2001 terrorist attacks had a severe impact on the international air travel industry and adversely affected our business.  Similar events may do so again in the future.

The events of September 11, 2001 resulted in a significant decline in passenger traffic worldwide and future terrorist attacks could result in similar declines.

The terrorist attacks on the United States on September 11, 2001 had a severe adverse impact on the air travel industry, particularly on U.S. carriers and carriers operating international service to and from the United States.  Airline traffic in the United States fell precipitously after the attacks.  In Mexico, airline and passenger traffic decreased substantially, although the decrease was less severe than in the United States.  Our airports experienced a significant decline in passenger traffic following September 11, 2001.  Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition.

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

Mexican aviation authorities have adopted International Civil Aviation Organization guidelines requiring checked baggage on all international commercial flights beginning in January 2006 to undergo a new comprehensive screening process.  As of January 2006, we implemented the new screening system for all departing international flights, and we implemented the same system for domestic flights as of July 1, 2006 at all of our airports except Tapachula and Huatulco.  Although airlines, rather than holders of airport concessions, are responsible for baggage screening under Mexican law, we decided to purchase, install and operate the new screening equipment and supply this service to the airlines to facilitate their compliance with the new policy.  This could expose us to liability relating to the purchase, installation and operation of the equipment, or require us to purchase, install and operate additional equipment, if, among other possibilities, the new screening procedures were to fail to detect or intercept any attempted terrorist act occurring or originating at our airports. We cannot estimate the cost to us of any such liability, if any were to arise.

Interruptions in the proper functioning of information systems could disrupt operations and cause unanticipated increases in costs and/or decreases in revenues.

The proper functioning of our information systems is important to the successful operation of our business. If critical information systems fail or are otherwise unavailable, our ability to provide airport services at our airports, collect accounts receivable, pay expenses, and maintain our security and customer data, could be adversely affected. Currently, our information systems are protected with backup systems, including physical and software safeguards and a cold site to recover information technology operations. These safety components reduce the risk of disruptions, failures or security breaches of our information technology infrastructure and are reviewed periodically by external advisors. Nonetheless, any such disruption, failure or security breach of our information technology infrastructure, including our back-up systems, could have a negative impact on our operations.

International events could have a negative impact on international air travel and our business.

Historically, a majority of our revenues have been aeronautical services, and our principal source of aeronautical revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2011, passenger charges represented 43.2% of our consolidated revenues.

International events such as the terrorist attacks on the United States on September 11, 2001, wars and public health crises such as Severe Acute Respiratory Syndrome (or “SARS”) and the Influenza A/H1N1 pandemic have disrupted the frequency and pattern of air travel worldwide in recent years.  Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as Influenza A/H1N1, SARS, avian influenza or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

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

In 2009, 2010 and 2011, approximately 69.6%, 63.7% and 69.6% respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport.  As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.  In 2007, Mexico City International Airport opened Terminal 2 with 23 boarding gates with boarding bridges and three remote boarding gates served by buses, thus increasing its terminal capacity.  However, we cannot assure you that the airport’s operations will not decrease in the future, or that this capacity increase will result in an increase in passenger traffic at our airports. In 2011, domestic passenger traffic to and from Mexico City increased 18.1% as a result of low-cost airlines expanding their operations in Mexico City.

Additionally, Toluca International Airport, which is located approximately 64 km from Mexico City, has recently emerged as a complementary airport to Mexico City International Airport.  Toluca International Airport is largely served by low-cost airlines that cater to domestic leisure travelers, which we believe tend to be sensitive to both changes in the cost of air travel and economic conditions, and, to a lesser extent, business travelers.  In 2008, approximately 13.6% of our domestic passengers flew to or from our airports via Toluca International Airport.  However, beginning in 2009, the rising cost of fuel resulted in higher prices for air travel, which led to decreased passenger traffic from domestic leisure travelers.  In 2009, the percentage of domestic traffic in our airports traveling to and from Toluca decreased to 9.1%.  In addition, as a result of recent economic and other conditions in Mexico, we believe that discretionary spending on domestic travel in Mexico has decreased.  As a result of decreased domestic travel, passenger traffic to and from Toluca represented 9.5% of domestic passengers traveling through our airports in 2010, and decreased to 4.8% of domestic passengers in 2011, reflecting the migration of low-cost airlines to the Mexico City International Airport.  Any event or condition that adversely affects Mexico City International Airport or Toluca International Airport could adversely affect our business, results of operations, prospects and financial condition.

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

In August 2010, Grupo Mexicana filed for bankruptcy.  Grupo Mexicana owes Ps. 128.0 million of passenger charges to ASUR.  As a result of this bankruptcy, we increased our reserve for doubtful accounts by Ps. 128.0 million in 2010.  Recent news reports suggest that it is unlikely that Mexicana will recommence operations and because of this, it is unlikely that we will recuperate the Ps. 128.0 million that we have reserved for losses in connection with the Mexicana insolvency.

In November 2011, American Airlines Inc. and certain of their respective affiliates filed for bankruptcy protection in the United States. As of the date of this report, American Airlines has continued to operate normally in our airports and we have continued to collect amounts due from it in compliance with existing contractual arrangements, and therefore we have not increased our reserve for doubtful accounts; however, we cannot assure you that American Airlines will continue to make payments during the pendency of its bankruptcy proceedings.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 38.6% of our total employees as of December 31, 2011), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

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

Fernando Chico Pardo and Grupo ADO, S.A. de C.V., through their own investment vehicles and their interests in Inversiones y Tecnicas Aeroportuarias, S.A. de C.V., or ITA, have a significant influence as stockholders and over our management, and their interests may differ from those of other stockholders.

Entities directly or indirectly owned and controlled by Fernando Chico Pardo, who is also the chairman of our board of directors, own 16.48% of our total capital stock.  In addition, entities directly owned and controlled by Grupo ADO, S.A. de C.V. (“Grupo ADO”) own 16.33% of our total capital stock.

In addition, ITA, an entity, which is owned 51% by entities directly owned and controlled by Mr. Chico Pardo and 49% by entities directly owned and controlled by Grupo ADO, holds Series BB shares representing 7.65% of our capital stock. These Series BB shares provide it with special management rights.  For example, pursuant to our bylaws, ITA is entitled to present the board of directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our board of directors.  Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our shareholders) so long as its Series BB shares represent at least 7.65% of our capital stock.  Mr. Chico Pardo and Grupo ADO have entered into a shareholders’ agreement that requires their unanimous consent to cause ITA to exercise certain of these rights.  Special rights granted to ITA are more fully discussed in “Item 10.  Additional Information” and “Item 7.  Major Shareholders and Related Party Transactions.”

Therefore, Mr. Chico Pardo and Grupo ADO are each able to exert a significant influence over our management and matters requiring the approval of our stockholders.  The interests of Mr. Chico Pardo, Grupo ADO and ITA may differ from those of our other stockholders, and there can be no assurance that any of Mr. Chico Pardo, Grupo ADO or ITA will exercise its rights in ways that favor the interests of our other stockholders.  In particular, Grupo ADO is a Mexican bus company that may directly or indirectly compete with our key airline customers in the Mexican transportation market. Furthermore, the concentration of ownership by Mr. Chico Pardo, Grupo ADO and the special rights granted to ITA may have the effect of impeding a merger, consolidation, takeover or other business combination involving ASUR.

Some of our board members and stockholders may have business relationships that may generate conflicts of interest.

Some of our board members or stockholders may have outside business relationships that generate conflicts of interest.  For example, Fernando Chico Pardo, the chairman of our board of directors and one of our principal stockholders, is a member of a number of other boards of directors that from time to time may have interests that diverge from our own. In addition, Grupo ADO, whose executives have been nominated to our board of directors and which is one of our principal stockholders operates a bus transportation business, and has other interests that may be different than ours. Conflicts may arise between the interests of these or other individuals in their capacities as our shareholders and/or directors, on the one hand, and their outside business interests on the other.  There can be no assurance that any conflicts of interest will not have an adverse effect on our shareholders.

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

In addition, in November 2008, as part of our purchase of 130 hectares of land in Huatulco for Ps. 286.3 million from the National Tourism Fund, or FONATUR, we agreed to construct at least 450 and up to 1,300 hotel rooms.  In connection with the construction of these hotel rooms, we have agreed to meet a series of construction milestones, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction.  We have completed and presented a master development plan and FONATUR granted us an extension of time to submit architectural plans, now due on May 15, 2013.  For more information on the Huatulco development, please see “Item 4. Information on the Company — Business Overview — Other Properties”.  If we do not satisfy the remaining milestones within the allotted time (including any extensions) or we otherwise fail to satisfy them, we may be subject to penalties, including a fine of up to 6.5% of the amount we paid for the land, or Ps. 17.2 million, and the potential seizure by FONATUR of the land that we purchased.  We cannot assure you that FONATUR will grant future requests for extensions of time, or that we will be able to timely complete the required steps within their respective allotted time frames.

We are exposed to risk related to other business opportunities.

In July 2011, the Puerto Rico Ports Authority issued a request for proposals to bid on a concession to operate the Luis Munoz Marin Airport located in Carolina, Puerto Rico (“LMM Airport”) under the U.S. Federal Aviation Administration Airport Privatization Pilot Program. ASUR and Highstar Capital IV, L.P. (“Highstar”) have signed a memorandum of understanding, pursuant to which they have agreed to evaluate the possibility of making a joint bid for the concession. If we and Highstar pursue this acquisition, we could incur substantial additional debt to fund our portion of the concession fee and contingent liabilities related to the concession, which could in turn restrict our ability to pursue other important elements of our business strategy. Other risks and uncertainties related to our bid for the LMM Airport concession include the diversion of the attention of our senior management from the operation of our daily business; entering a new market in which we have limited experience; the potential adverse effect on our cash position as a result of all or a portion of our share of the concession fee being paid in cash; the revenues from the concession may not offset increased operating expenses associated with the concession; the future valuations of the concession may decrease from the concession fee that we paid; and the potential assumption of liabilities.  We may also explore other business opportunities from time to time, which may result in risks and uncertainties similar to those described above. Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our revenues, expenses and net income.

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

The Master Development Plans and maximum rates for each of our airports were approved on March 31, 2009, as of which date a concession for the Mayan Riviera airport had not been granted.  The Mayan Riviera airport is included in the National Infrastructure Plan for 2007-2012.  The bidding process for the concession for the airport was announced on May 11, 2010 and was cancelled on May 20, 2011 by the Ministry of Communications and Transportation.  To date, there has been no formal announcement on whether the Mayan Riviera Airport will move forward or not and, if so, when.  Because of uncertainty relating to the timing of the granting of the concession, the Ministry of Communications and Transportation did not account for any effects related to construction, administration and operation of the Mayan Riviera airport, and the beginning of flight operations there, on projected passenger traffic levels for Cancún airport.  However, within three months from the granting of a concession to operate the Mayan Riviera airport, the Ministry of Communications and Transportation has committed to revise the passenger traffic level projections for Cancún’s airport and to modify accordingly the Master Development Plan, investment obligations and maximum tariff that we are authorized to charge.  We cannot predict how the Ministry of Communications and Transportation will adjust Cancún’s Master Development Plan and Cancún’s maximum rate, whether these adjustments will be sufficient to account for the effects on projected traffic levels at Cancún airport, or whether these adjustments will be favorable at all.

The regulatory framework we are subject to could be changed in a way that adversely affects us.

On December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. The bill proposes that the Ministry of Communications and Transportation gain additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the proper operation of civil aviation in Mexico and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports. See “Item 5. Operating and Financial Review and Prospects — Recent Developments — A bill was introduced in Mexico’s Congress to amend the Mexican Airport Law.” The bill has been approved by the Senate and is currently being considered in the House of Deputies.

On October 1, 2007, the Chairman of the Federal Competition Commission (Comisión Federal de Competencia, or the “Competition Commission”) released an independent report on the competitiveness of Mexico’s airports relative to each other and to international airports.  Mexican legislators have proposed bills to enact the reforms proposed in the report previously. These bills have not been passed but we cannot guarantee that similar bills will not be introduced and passed in the future. We cannot predict whether any of these amendments will be adopted or, if adopted, the impact they would have on us, including whether these amendments would result in a change to our maximum rates.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.

The Mexican government has in the past implemented changes, and may in the future implement additional reforms, to the tax laws applicable to Mexican companies including ASUR.  The terms of our concessions do not exempt us from any changes to the Mexican tax laws.  Should the Mexican government implement changes to the tax laws that result in our having significantly higher income or asset tax liability, we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations.  In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations.

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

Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in termination only if sanctions have been imposed for violation of the relevant term at least three times. Violations of other terms of a concession can result in the immediate termination of the concession. We would face similar sanctions for violations of the Mexican Airport Law or its regulations.  Although we believe we are currently complying with the principal requirements of the Mexican Airport Law and its regulations, we may not be in compliance with certain requirements under the regulations.  These violations could result in fines or other sanctions being assessed by the Ministry of Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times.  For a description of the consequences that may result from the violation of various terms of our concessions, the Mexican Airport Law or its regulations, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.” Under applicable Mexican law and the terms of our concessions, our concessions may also be granted subject to additional conditions, which we may be unable to meet.  Failure to meet these conditions may also result in fines, other sanctions and the termination of the concessions.

In addition, the Mexican government may terminate one or more of our concessions at any time through reversion (rescate), if, in accordance with applicable Mexican law, it determines that it is required by national security or in the public interest to do so.  In the event of a reversion (rescate) of the public domain assets that are the subject of our concessions, such assets would revert to the Mexican government and the Mexican government under Mexican law would be required to compensate us, taking into consideration investments made and depreciation of the relevant assets, but not the value of the assets subject to the concessions, based on the methodology set forth in a reversion (rescate) resolution issued by the Mexican Ministry of Communications and Transportation.  There can be no assurance that we will receive compensation equivalent to the value of our investment in our concessions and related assets in the event of such a reversion (rescate).

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

The Mexican government could grant additional concessions to operate existing government managed airports, or authorize the construction of new airports, that could compete directly with our airports.  In 2010, the Mexican government announced a bidding process to grant a concession for a new airport in the Mayan Riviera. The Mexican state of Quintana Roo formed a majority state-owned company to seek any such concession that may be granted. Three other companies, including ASUR, participated in the bidding process in 2010.  On January 31, 2011, the Federal Competition Commission (COFECO) issued an unfavorable decision regarding our participation in the bidding process for the construction, maintenance and operation of the Riviera Maya airport.  We disagreed with the decision and the views expressed by COFECO and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process.  These legal proceedings remain pending.  On May 20, 2011, we were notified by the Ministry of Communications and Transportation, through the Mexican Civil Aviation Authority, that the international public bidding process was cancelled because none of the technical bids presented by the participants complied with the requirements established in the bidding documents. If the bidding process is restarted, we may again be denied the right to participate if our legal proceedings are not resolved in our favor.  As a result, we are unable to estimate the potential financial impact, if any, that the decision will have on the future earnings of Cancún Airport.

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

Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated.  In 2011, approximately 54.6% of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations and that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our master development programs or the obligation under concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

Historically, we have set the prices we charge for regulated services at each airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport.  We expect to continue to pursue this pricing strategy in the future.  For example, in 2011, our revenues subject to maximum rate regulation represented 99.7% of the amount we were entitled to earn under the maximum rates for all of our airports.  There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)).  However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight.  Such tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions.  The peso has recently experienced significant volatility, depreciating 29.4%, from 10.98 pesos per U.S. dollar on September 30, 2008 to 14.21 pesos per U.S. dollar on March 31, 2009.  Between March 31, 2009 and December 31, 2009, the peso fluctuated between Ps. 13.00 and Ps. 14.00 per U.S. dollar, and then began to appreciate. From December 31, 2009 to December 30, 2010, the peso appreciated by approximately 5.5%, from 13.06 pesos per U.S. dollar on December 31, 2009 to 12.35 pesos per U.S. dollar on December 30, 2010. From December 30, 2010 to December 30, 2011, the peso depreciated by approximately 13.1%, from 12.35 pesos per U.S. dollar on December 30, 2010 to 13.95 pesos per U.S. dollar on December 30, 2011.  On March 23, 2012, the exchange rate was Ps. 12.81 per U.S. dollar. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

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

As of December 31, 2011 less than 0.1% of our liabilities (approximately U.S.$1.8 million) were dollar-denominated. Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings, we may incur dollar-denominated debt to finance all or a portion of these investments.  A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

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

However, Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6% and inflation increased by 2.5%. GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009.  In 2010, the Mexican economy began to recover, with GDP increasing by 5.5% and inflation remaining stable at 4.4%. In 2011, Mexican GDP increased 3.7% with inflation decreasing to 3.8%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates.  The 28-day Interbank Equilibrium Interest Rate, or Tasa de Interés Interbancaria de Equilibrio (“TIIE”), as reported by the Banco de Mexico, averaged approximately 7.7%, 8.3%, 5.9%, 4.9% and 4.8% for 2007, 2008, 2009, 2010 and 2011, respectively.  As of March 26, 2012, the TIIE was 4.8%. All of our current peso-denominated debt is charged interest at a rate based on TIIE.  We have entered into hedging agreements for Ps. 600 million of peso-denominated debt; all of our remaining indebtedness remains unhedged.  We may be charged higher interest rates on our current unhedged peso-denominated debt or any peso-denominated debt we incur in the future.  For further detail regarding our hedging agreements, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States.  In particular, the law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions, there is no procedure for class actions, and there are different procedural requirements for bringing shareholder lawsuits.  As a result, in practice it may be more difficult for minority shareholders of ASUR to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a company incorporated in another jurisdiction, such as the United States.

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

On August 3, 2010, we filed a shelf registration statement with the U.S. Securities and Exchange Commission, which permits us or selling stockholders to offer, from time to time, Series B shares, directly or in the form of our ADSs. On August 17, 2010, JMEX B.V., which held approximately 16.1% of our capital stock, disposed of 100% of its holdings or 47,974,228 Series B shares, in an underwritten public offering at a price of U.S.$4.48 per Series B share. On November 7, 2011, Fernando Chico Pardo signed an agreement to sell 49% of ITA and 37,746,290 of his Series B shares to Grupo ADO, S.A. de C.V for an aggregate purchase price of $196,645,542.03.

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

Item 4.                       Information on the Company

History and Development of the Company

Grupo Aeroportuario del Sureste, S.A.B. de C.V., or ASUR, is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico.  We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private-sector investment.  The duration of our corporate existence is indefinite.  We are a holding company and conduct all of our operations through our subsidiaries.  The terms

“ASUR,” “we” and “our” in this annual report refer both to Grupo Aeroportuario del Sureste, S.A.B. de C.V. as well as Grupo Aeroportuario del Sureste, S.A.B. de C.V. together with its subsidiaries.  Our registered office is located at Bosque de Alisos No. 47ª-4th Floor, Bosques de las Lomas, 05120 México, D.F., Mexico, telephone (5255) 5284 0408.

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

Under the technical assistance agreement, ITA provides management and consulting services and transfers industry “know-how” and technology to ASUR in exchange for a technical assistance fee.  This agreement is more fully described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”  The agreement provides us a perpetual and exclusive license in Mexico to use all technical assistance and “know-how” transferred to us by ITA or its stockholders during the term of the agreement.  The agreement has an initial fifteen-year term which expires in 2013, and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date.  Although Copenhagen Airports A/S (“Copenhagen Airports”) sold its stake in ITA to Mr. Chico Pardo in October 2010, this technical assistance agreement continues in force. ITA provides us assistance in various areas, including strategic planning, financial analysis and control, development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic volume at our airports, political and regulatory issues, assistance with the preparation of the master development plans that we are required to submit to the Ministry of Communications and Transportation with respect to each of our airports, construction programming, exploring and analyzing new business opportunities, and the improvement of our airport operations.

The technical assistance fee is equal to the greater of U.S.$2 million, adjusted for U.S. inflation, or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican NIF and calculated prior to deducting the technical assistance fee under this agreement).  The agreement was recently amended to provide for quarterly payments of the fee.  The fixed dollar amount decreased during the agreement’s initial five years.  The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002.  Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the U.S. consumer price index) as from the first anniversary of the technical assistance agreement.  In 2011, the fixed amount, after the adjustment for inflation, was U.S.$2.72 million.  We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  In 2007, 2008, 2009, 2010 and 2011 the technical assistance costs were Ps. 91.95 million, Ps. 104.49 million, Ps. 103.52 million, Ps. 110.7 million, and Ps. 130.4 million respectively, greater than the fixed cost of Ps. 32.67 million, Ps. 33.12 million , Ps. 34.02 million, Ps. 32.34 million and Ps. 37.17 million respectively for the same periods.

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

As required under the participation agreement entered into in connection with the Mexican government’s sale of the Series BB shares to ITA, ITA has transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C (“Bancomext”).  Under the terms of the participation agreement and the trust agreement, ITA’s majority shareholder, currently Fernando Chico Pardo, is required to, directly or indirectly, maintain an ownership interest in ITA of a minimum of 51% prior to December 18, 2013 unless otherwise approved by the Ministry of Communications and Transportation.  To the extent that Mr. Chico Pardo acquires shares of ITA in excess of a 51% interest, this additional interest may be sold without restriction.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—ITA Trust and Shareholders’ Agreement” for a further description of these provisions.  There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments.  If ITA or its stockholder defaults on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

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

Currently, Fernando Chico Pardo, our Chairman, directly holds 51% of ITA’s shares.  The other 49% is held by an entity owned and controlled by Grupo ADO. Mr. Chico Pardo became a stockholder in ITA in April 2004 when he acquired the 24.5% ownership stake of French group Vinci, S.A. in ITA and a 13.5% ownership stake of the Spanish group Ferrovial Aeropuertos, S.A. in ITA.  At the same time, Copenhagen Airports acquired Ferrovial Aeropuertos, S.A.’s 11.0% ownership interest in ITA, thereby increasing its participation in ITA from 25.5% to 36.5%.  Mr. Chico Pardo acquired an additional 25.5% ownership stake in ITA through the exercise of his right of first refusal following the auction of such shares by NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government.  On April 29, 2005, Copenhagen Airports increased its participation in ITA from 36.5% to 49% through the purchase of shares from Mr. Chico Pardo.

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

On October 13, 2010, Copenhagen Airports consummated the sale of its 49% stake in ITA to Mr. Chico Pardo. As a result of this transaction, Mr. Chico Pardo became the direct or indirect owner of 100% of the shares of ITA.  On January 4, 2012, Fernando Chico Pardo consummated the sale of an entity that owns and controls 49% of the shares of ITA to Grupo ADO. See “Item 7. Major Shareholders and Related Party Transactions—Purchase and subsequent sale of 49% of ITA by Fernando Chico Pardo.”

Mr. Chico Pardo is the founder and President of Promecap, S.C.  He serves as a board member of various organizations, including ITA, Grupo Posadas, Grupo Carso, Sanborns Hermanos, Sears Roebuck de Mexico and Grupo Financiero BBVA Bancomer, Bombardier, Inc. and Grupo Azucarero Mexicano (GAM).

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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2009			2010			2011			2012			2013			Totals
	(millions of constant pesos as of December 31, 2011)(1)

Cancún	Ps.	660.3	(2)	Ps.	709.1	(2)	Ps.	481.7	(2)	Ps.	507.8	(2)	Ps.	379.6	(2)	Ps.	2,738.5	(2)
Cozumel	19.9			47.8			16.1			38.3			11.6			133.7
Huatulco	60.0			171.3			79.9			67.3			11.1			389.6
Mérida	91.7			145.5			82.6			18.5			6.9			345.2
Minatitlán	23.4			28.2			7.5			4.0			4.3			67.4
Oaxaca	54.5			157.7			70.4			48.2			20.2			351.0
Tapachula	8.6			6.4			5.4			2.8			45.0			68.2
Veracruz	54.5			351.8			281.3			135.0			76.7			899.3
Villahermosa	52.0			185.6			92.4			7.5			39.5			377.0
Total	Ps.	1,024.9		Ps.	1,803.4		Ps.	1,117.3		Ps.	829.4		Ps.	594.9		Ps.	5,369.9

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

	Committed Investments			Indicative Investments
Airport	January 1, 2009 - December 31, 2013			January 1, 2014 - December 31, 2018			January 1, 2019 - December 31, 2023
	(millions of constant pesos as of December 31, 2011)(1)

Cancún	Ps.	2,738.4	(2)	Ps.	1,370.0	(2)	Ps.	900.7
Cozumel	133.6			137.8			101.6
Huatulco	389.6			81.5			54.5
Mérida	345.1			142.4			93.6
Minatitlán	67.5			67.9			41.6
Oaxaca	351.0			76.2			96.5
Tapachula	68.3			47.7			23.3
Veracruz	899.5			154.9			193.0
Villahermosa	377.0			291.9			63.6
Total	Ps.	5,370.0		Ps.	2,370.3		Ps.	1,568.4

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

BUSINESS OVERVIEW

We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998.  As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities.  We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers.  Our concessions include the concession for Cancún International Airport, the second busiest airport in Mexico in 2011 in terms of passenger traffic, and the first busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation.  We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

Mexico is one of the main tourist destinations in the world.  Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with approximately 22.7 million visitors in 2011, according to the Mexican Ministry of Tourism.  Within Latin America and the Caribbean, Mexico ranked first in 2011 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization.  The tourism industry is one of the largest generators of foreign exchange in the Mexican economy.  Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2011, according to the Mexican Ministry of Tourism.  Cancún International Airport represented 71.9%, 74.4% and 74.2% of our passenger traffic volume and 77.3%, 78.6% and 72.8% of our revenues in 2009, 2010 and 2011, respectively.  At December 31, 2011, Cancún had approximately 28,225 hotel rooms, according to the Mexican Ministry of Tourism.  We believe that Cancún International Airport is positioned to benefit from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas.  According to the Mexican National Trust for Tourism Development, the Mayan Riviera had approximately 40,000 hotel rooms as of December 31, 2011.

Our airports served approximately 15.5 million passengers in 2009, approximately 16.7 million passengers in 2010 and approximately 17.5 million passengers in 2011.  For year-by-year passenger figures, see “—Our Airports.”

The United States currently is a significant source of passenger traffic volume in our airports.  In 2009, 2010 and 2011 international passengers represented 56.6%, 58.8% and 57.5% respectively, of the total passenger traffic volume in our airports.  In 2009, 2010 and 2011, 66.1%, 63.1% and 61.4% respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States.  As of December 31, 2011, 8 Mexican and 74 international airlines, including U.S.-based airlines such as American Airlines and United Air Lines (previously United Air Lines and Continental Airlines), were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.

The following table sets forth our revenues for the period presented.

	Year Ended December 31,
	2009		2010		2011
	(thousands of nominal pesos)
Revenues:
Aeronautical Services	Ps.	2,042,647	Ps.	2,283,164	Ps.	2,498,344
Non-Aeronautical Services	1,088,537		1,211,072		1,360,938
Construction Services(1)	—		741,236		714,024
Total	Ps.	3,131,184	Ps.	4,235,472	Ps.	4,573,306

(1)               In 2010 we adopted Mexican INIF 17, “Service Concession Contracts,” which provides that an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. As a result, we are required to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.  See “Item 5.  Operating and Financial Review and Prospects — Recent Developments — Adoption of INIF 17”.

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. All of our revenues from aeronautical services are regulated under the “dual-till” price regulation system applicable to our airports.

Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services.  Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense.  Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft. In 2009, 2010 and 2011, 65.2%, 53.9% and 54.6% of our consolidated revenues, respectively, were derived from Aeronautical services.

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers).  We do not collect passenger charges from arriving passengers.  Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline.  As of December 2011, the charge for international passengers was U.S.$21.55 for the Minatitlán and Oaxaca Airports, U.S.$21.64 for Tapachula and Villahermosa Airports, U.S.$29.73, U.S.$25.69, U.S.$23.71, U.S.$21.17 and U.S.$20.74 for Cozumel, Mérida, Veracruz, Cancún and Huatulco Airports respectively, the charge for domestic passengers was Ps.487.07, Ps.422.41, Ps.268.47, Ps.248.28, Ps.245.69, Ps.199.57, Ps.199.14, Ps.198.71 and Ps.181.08 (nominal pesos) for the Tapachula, Minatitlán, Cozumel, Oaxaca, Mérida, Veracruz, Huatulco, Villahermosa and Cancún Airports, respectively. International passenger charges are currently dollar-denominated, but generally collected in pesos based on the average exchange rate during the month prior to the flight.  Domestic passenger charges are peso-denominated.  In each of 2009, 2010 and 2011, passenger charges represented 79.1%, 78.4% and 79.0% respectively of our aeronautical revenues and 51.6%, 42.3% and 43.2% respectively, of our total consolidated revenues.  From time to time we have offered discounts on passenger charges at certain of our airports.

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

Non-aeronautical Services

General

Non-aeronautical services have historically generated a proportionately smaller portion of our revenues.  Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport).  In 2009, 2010 and 2011, 30.1%, 24.6% and 26.0% of our consolidated revenues, respectively, were derived from commercial revenues as defined under the Mexican Airport Law.

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

In 2007, we opened 21 new retail stores in Cancún International Airport, mostly in connection with the opening of the new Terminal 3, including restaurants, gift shops, a duty free shop, a drugstore, a convenience store, an exchange booth, and a spa.  We also opened one new retail store at each of the Mérida, Veracruz, and Villahermosa airports.  In addition, in July 2007, we signed a five-year agreement with Banco Santander to install and operate branches at the Cancún, Mérida, and Veracruz airports, and to install ATMs at the Cozumel, Huatulco, Minatitlán, Oaxaca, Tapachula, and Villahermosa airports.  In 2008, we opened one new store in Cancún airport.  In 2009, we opened one new store in Cancún International Airport as well as car rental locations at Cancún, Mérida, Tapachula and Veracruz airports. In 2010, we opened 20 commercial spaces and closed eight commercial spaces for a net increase of 12 commercial spaces (including retail, convenience stores and foreign exchange services), including seven in Cancún, two in each of Veracruz, Villahermosa, Oaxaca, Merida and Huatulco, and one in each of Cozumel, Minatitlan and Tapachula.  In 2011, we opened nine commercial spaces, including six in Cancún, one in Cozumel, one in Minatitlán and one in Tapachula.

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

Within our nine airports, we leased approximately 221 commercial premises as of December 31, 2011, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies.  Our most important tenants in terms of occupied space and revenue in 2011 were Aldeasa and Controladora Mera and its affiliates.  Generally, concessionaires pay a monthly fee based on the higher of a fixed amount or a percentage of their revenues.

Access Charges

At each of our airports, we earn revenues from charging access fees to various third-party providers of complementary services, including luggage check-in, sorting and handling, aircraft servicing at our gates, aircraft cleaning, cargo handling, aircraft catering services and assistance with passenger boarding and deplaning.  Our revenues from access charges are regulated under our “dual-till” price regulation system.  Under current regulations, each of these services may be provided by the holder of an airport concession, by a carrier or by a third party hired by a concession-holder or a carrier.  Typically, these services are provided by third parties, whom we charge an access fee based on a percentage of revenues that they earn at our airports.  Under the

Mexican Airport Law, third-party providers of complementary services are required to enter into agreements with the respective concession holder at that airport.  Seven different contractors provide handling services at our nine airports.

Consorcio Aeromexico, the parent of the Aeromexico airline, owns Administradora Especializada en Negocios S.A de C.V, or “Administradora Especializada,” the successor company to Servicios de Apoyo en Tierra, or “SEAT,” a company that provides certain complementary services, such as baggage handling, to various carriers at airports throughout Mexico. SEAT operated at our airports prior to our commencement of operations under our concessions and continues to do so through its successor company.

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services.  Administradora Especializada is currently the sole provider of baggage handling services at all of our airports except for Tapachula airport.  If Administradora Especializada ceased to provide such services directly, we could be required to provide these services or find a third party to provide them.

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

We collect revenues from various commercial vehicle operators, including taxi, bus and other ground transport operators.  Our revenues from permanent providers of ground transport services, such as access fees charged to taxis, are regulated activities, while our revenues from non-permanent providers of ground transport services, such as access fees charged to charter buses, are not regulated revenues.  In October 2007, we entered into new concession agreements with car rental companies, which had better economic terms than the previous concession agreements.  These concession agreements expire in 2012 and are currently in the process of being renegotiated.

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

Construction Services

Under Mexican INIF 17, “Service Concession Contracts,” which we adopted in 2010, an operator of a service concession that is required to make capital improvements to concessioned assets is deemed to provide construction or upgrade services.  Because we are required to make improvements to our airports in accordance with the Master Development Plans, we fall within the scope of INIF17, and as a result, beginning in 2010, we are required to account for the revenues relating to those services, which are closely correlated to our capital expenditures in the relevant period.

Our Airports

In 2011, our airports served a total of approximately 17.5 million passengers, approximately 57.5% of which were international passengers.  In 2010, our airports served a total of 16.7 million passengers, approximately 58.8% of which were international passengers.  In 2009, our airports served a total of 15.5 million passengers, approximately 56.6% of which were international passengers.  In 2011, Cancún International Airport accounted for 74.2% of our passenger traffic volume and 72.8% of our revenues from our nine airports.

All of our airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our airports based on flight origination or destination.

Passengers by Flight Origin or Destination(1)
(in thousands)

Year Ended December 31,

Region	2007	2008	2009	2010	2011	Percentage of Total 2011
Mexico(2)	7,489	8,064	7,033	7,245	7,694	43.9%
United States	6,038	6,526	5,816	6,197	6,188	35.3%
Canada	1,003	1,268	1,307	1,545	1,715	9.8%
Europe	1,363	1,474	1,038	1,202	1,325	7.6%
Latin America	342	418	339	525	617	3.4%
Asia and others	4	2	3	1	1	0.0%
Total	16,239	17,752	15,536	16,715	17,540	100.0%

(1) Figures exclude passengers in transit and private aviation passengers.

(2) Figures include domestic flights taken by international passengers; in 2011, such flights accounted for 6.0% of all flights traveling within Mexico to our airports.

In 2009, 2010 and 2011, approximately 69.6%, 63.7% and 69.6% respectively, of our domestic passengers traveled to or from Mexico City.

The following table sets forth the total traffic volume and air traffic movements in our nine airports for the periods presented:

Airport Traffic
(in thousands)

	Year ended December 31,
	2007	2008	2009	2010	2011
Passengers:
Total	16,238.8	17,752.4	15,535.8	16,715.3	17,539.8

Air traffic movements:(1)
Total	262.3	270.1	246.5	256.1	250.9

(1)                                  Includes landings and departures.  Air traffic movement data include the Cancún charter terminal for all periods because ASUR earns landing fees from all landings regardless of the terminal used.

The following table sets forth the passenger traffic volume for each of our airports during the periods indicated:

Passenger Traffic
(in thousands)

	Year ended December 31,
	2007	2008	2009	2010	2011

Cancún	11,340.0	12,646.5	11,174.9	12,439.3	13,022.5
Mérida	1,267.5	1,280.8	1,058.6	1,135.7	1,225.6
Cozumel	511.1	525.4	435.7	438.8	441.7
Villahermosa	853.8	959.0	766.4	728.8	851.3
Oaxaca	514.1	594.4	523.1	446.7	401.3
Veracruz	976.6	981.1	852.6	834.2	867.4
Huatulco	375.9	366.0	388.1	385.6	459.6
Tapachula	210.9	240.1	190.4	185.2	161.9
Minatitlán	188.9	159.0	146.0	121.0	108.5
Total	16,238.8	17,752.4	15,535.8	16,715.3	17,539.8

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2007	2008	2009	2010	2011

Cancún	114,067	121,397	110,937	119,826	120,513
Mérida	34,686	33,207	28,551	30,838	28,545
Cozumel	13,801	16,283	16,269	15,339	15,008
Villahermosa	27,351	25,295	20,541	19,723	20,351
Oaxaca	15,578	17,866	17,188	15,762	14,940
Veracruz	32,308	31,243	30,708	32,849	30,163
Huatulco	7,041	6,978	6,954	6,798	7,892
Tapachula	7,441	9,765	8,431	7,993	7,344
Minatitlán	9,999	8,050	6,910	6,994	6,178
Total	262,272	270,084	246,489	256,122	250,934

(1)                                  Includes departures and landings.

The following table sets forth the air traffic movements in our airports for the periods indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category

	Year ended December 31,
	2007	2008	2009	2010	2011

Commercial Aviation	203,513	210,248	193,214	203,167	198,121
Charter Aviation	19,958	17,341	13,421	10,517	11,273
General Aviation(1)	38,801	42,495	39,854	42,438	41,540
Total	262,272	270,084	246,489	256,122	250,394

(1)                                    General aviation generally consists of small private aircraft.

Cancún International Airport

Cancún International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues.  In 2011, Cancún International Airport was the second busiest airport in Mexico in terms of passenger traffic and the first busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation. The airport is located approximately 16 kilometers (ten miles) from the city of Cancún, which has a population of approximately 674,650.  A substantial majority of the airport’s international passengers (65.5% in 2009, 62.2% in 2010 and 60.4% in 2011) began or ended their travel in the United States.  The airport’s most important points of origin and destination are Mexico City, Miami, Houston, New York, Atlanta and Chicago.  Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States.  See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the U.S. economy.”

During 2011, approximately 13.0 million passengers traveled through Cancún International Airport, principally through Terminal 2 and Terminal 3, which was opened in May 2007.

Cancún is located in the state of Quintana Roo.  Cancún and its surroundings are the most visited international tourism destination in Mexico in 2011, according to the Mexican Ministry of Tourism.  According to the Mexican National Trust for Tourist Development, the Cancún area had approximately 28,225 hotel rooms as of December 31, 2011. Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún International Airport.  Cancún is between approximately one and a half and five hours by air from all major cities in the United States and 10 to 13 hours by air from most major European cities.

Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites.  Cancún International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal.  According to the Mexican National Trust for Tourism Development, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of approximately 68,225 hotel rooms as of December 31, 2011.

Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the U.S. economy.”

The airport’s facilities include Terminal 1 (the charter terminal), Terminal 2 (the old main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the new terminal that commenced operations in May 2007 as described below) and a general aviation building that handles private aircraft.  The airport has 40 gates, 20 of which are accessible by passenger walkways. Terminal 2 has nine gates accessible by passenger walkways, Terminal 3 has 11 boarding gates accessible by passenger walkways.  The airport has 232 retail outlets located throughout Terminals 2 and 3, and one bank branch located in Terminal 3.

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

In April 2006, we obtained a license to develop cargo facilities at the airport, which are currently being operated by Caribbean Logistics S.A. de C.V. (previously Asur Carga, S.A. de C.V.).  As of February 2012, we charge taxis and passenger vans an access fee of Ps. 19.01, and buses an access fee of Ps. 32.16, upon entering the airport.

On August 20, 2007, Hurricane Dean struck the Yucatan Peninsula.  Although no damage was caused to the Cancún International Airport or our administrative office building in Cancún, we ceased operations at the airport as a safety precaution for approximately seven hours, resulting in the cancellation of 124 flights.

In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek a concession from the Mexican federal government to build and operate a new airport in the Mayan Riviera region of the state, which is currently served primarily by Cancún International Airport.  This airport would be approximately 101 kilometers from our airport in Cancún and could adversely affect passenger traffic there. The bidding process for the concession for the airport was announced on May 11, 2010.  Three companies, including ASUR, participated in the bidding process for the concession.  On January 31, 2011, the Federal Competition Commission (COFECO) issued an unfavorable decision regarding our participation in the bidding process for the construction, maintenance and operation of the Riviera Maya airport.  We disagreed with the decision and the views expressed by COFECO and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process.  These legal proceedings remain pending.  On May 20, 2011, we were notified by the Ministry of Communications and Transportation, through the Mexican Civil Aviation Authority, that the international public bidding process was cancelled because none of the technical bids presented by the participants complied with the requirements established in the bidding documents. If the bidding process is restarted, we may again be denied the right to participate if our legal proceedings are not resolved in our favor.  As a result, we are unable to estimate the potential financial impact, if any, that the decision will have on the future earnings of Cancún Airport.

Mérida International Airport

Mérida International Airport serves the inland city of Mérida, which has a population of approximately 818,853 and surrounding areas in the state of Yucatan.  Mérida International Airport ranked second among our airports in 2011 in terms of passenger traffic and contribution to revenues. The substantial majority of this airport’s passengers are domestic.  The airport’s primary point of origin and destination is Mexico City.  In 2011, approximately 1.2 million passengers traveled through Mérida International Airport.

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

In 2009, 2010, and 2011 approximately 16,779, 18,467 and 17,732 metric tons of cargo, respectively, were transported through Mérida International Airport, making it our leading airport in terms of cargo volume.  In 2009, 2010 and 2011 Mérida represented approximately 42.2%, 35.7% and 35.8% respectively, of our total cargo volume.  We have considered opportunities for further developing the Mérida cargo facilities, but we have no plans to pursue such opportunities at this time.

There are currently 34 businesses operating in Mérida International Airport.  One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (GDS) pursuant to a long-term lease contract that terminated on January 1, 2009.  This lease allowed GDS to construct and develop the airport’s air cargo terminal.  Although GDS continues operating the business notwithstanding the termination of the lease, we have initiated legal proceedings to have them evicted, which are currently in process. In addition, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009.  Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

On August 20, 2007, Hurricane Dean struck the Yucatan Peninsula.  Although the Mérida International Airport was not damaged, we ceased operations at the airport as a safety precaution for the morning of August 21, resulting in the cancellation of 49 flights.

Cozumel International Airport

Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo.  The airport primarily serves foreign tourists.  During 2011, approximately 441,692 passengers traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 2.93 million and 2.89 million cruise ship visitors in 2010 and 2011, respectively.  Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers.  The airport’s most important points of origin and destination are Houston, Dallas and Mexico City.  The island of Cozumel has a population of approximately 81,672.

As part of our commercial strategy, at Cozumel International Airport’s terminal we completed an expansion of 2,218 square meters (approximately 23,900 square feet) and a remodeling of 1,132 square meters (approximately 12,200 square feet) in 2001, giving us a terminal building with a total of 9,831 square meters (approximately 105,820 square feet).

The airport has a commercial runway with a length of 2,700 meters (1.7 miles).  The airport has one main commercial terminal with four remote boarding positions.  The airport also has a general aviation building for small private aircraft.  There are currently 32  businesses operating at Cozumel International Airport.

On August 20, 2007, Hurricane Dean struck the Yucatan Peninsula.  Although the Cozumel International Airport was not damaged, we closed the airport as a safety precaution for approximately 10 hours, resulting in the cancellation of four flights.

Villahermosa International Airport

Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site.  The city of Villahermosa has a population of approximately 644,164.  Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry.  During 2011, the airport served approximately 851,264 passengers, substantially all of which arrived on domestic flights.  The airport’s most important point of origin and destination is Mexico City.

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

Oaxaca International Airport

Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca.  The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of approximately 317,476.  The airport served approximately 401,320 passengers in 2011, most of which were domestic.  The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions.  Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with six remote positions.  The airport also includes a general aviation building for small private airplanes with 20 positions.  There are currently 17 businesses operating at Oaxaca International Airport.

Ongoing public demonstrations in the city of Oaxaca that began as a teachers’ strike adversely affected passenger traffic to Oaxaca International Airport in 2006 and during the first half of 2007.  The unrest has subsided, and passenger traffic has returned to normal levels.

Veracruz International Airport

Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico.  The city of Veracruz has a population of approximately 550,419.  Veracruz is the busiest port in Mexico in terms of commercial traffic, and is the location of the country’s largest container terminal.  According to the Mexican Bureau of Ports, Veracruz accounted for 12.8% of all waterborne cargo handled by Mexican ports in 2011.  In 2011, the airport served approximately 867,438 passengers.  Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.

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

Huatulco International Airport

Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast.  Huatulco has a population of approximately 37,758, and was first developed as a tourist resort in the late 1980s.  The airport served approximately 459,640 passengers in 2011, most of which were domestic.  The substantial majority of the airport’s passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic.  The airport’s most important points of origin and destination are Mexico City, Monterrey and Oaxaca.

The airport has one runway with a length of 2,700 meters (1.7 miles).  The airport’s terminal has five remote positions.  The airport has a general aviation building for small private airplanes with eight positions.  There are currently 19 businesses operating at Huatulco International Airport.

Tapachula International Airport

Tapachula International Airport serves the city of Tapachula, which has a population of approximately 202,844, and the state of Chiapas.  In 2011, the airport served approximately 161,892 passengers, substantially all of which were domestic.  The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles), which was repaired in 2010.  The airport has one terminal with three remote boarding positions.  The airport also has a general aviation building for small private aircraft with 24 boarding positions.  There are currently 17 businesses operating at Tapachula International Airport.

Minatitlán International Airport

Minatitlán International Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos in the state of Veracruz, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán.  The metropolitan area comprised of these three cities has a population of approximately 499,718.  In 2011, the airport served approximately 108,521 passengers.  In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque.  The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses.  Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,100 meters (1.3 miles).  The airport’s main terminal has four remote parking positions.  The airport has a general aviation building for small private airplanes with 30 boarding positions.  There are currently 13 businesses operating at Minatitlán International Airport.

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

2.              Submit architectural plans for the development by May 15, 2009 (extended to May 15, 2013 by FONATUR);

3.              Apply for the relevant environmental permits within 90 days of the submission of architectural plans;

4.              Begin construction within 90 days of issuance of the environmental permits; and

5.              Begin operations of the hotel within 975 days of beginning construction.

We will be considered to have satisfied our obligations under the purchase agreement when at least 80% of the construction on 450 hotel rooms is completed.  If we do not complete the remaining milestones within the allotted time (including any extensions), FONATUR may impose penalties on us, including fines of up to 6% of the purchase price or the potential seizure of the land.  FONATUR has granted us an extension of the deadline to submit architectural plans (from May 15, 2009 to May 15, 2013).  We cannot assure you that FONATUR will grant future extensions, or that we will be able to timely complete the required steps in their respective allotted time frames.

Principal Air Traffic Customers

As of December 31, 2011, 74 international airlines and eight Mexican airlines operated flights at our nine airports (including airlines operating solely on a code share basis).  A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.

Prior to August 2010, Grupo Mexicana, whose subsidiaries include Mexicana and Click (formerly known as Aerovías Caribe), operated the most flights at our airports, with Grupo Aeromexico providing the fifth highest number of flights.  Grupo Mexicana ceased operations on August 28, 2010. Since then, the airline that operates the most flights at our airports is Aerovias de Mexico, S.A. de C.V (Aeromexico). Grupo Aeromexico also control other airlines operating in our airports, including Aerocozumel and Aeromexpress, as well as the largest provider of baggage and ramp handling services at our airports, Administradora Especializada.

Among foreign airlines, American Airlines and United Air Lines (previously United Air Lines and Continental Airlines) operate the greatest number of flights to and from our airports.  In 2009, American Airlines and Continental Airlines accounted for 5.0% and 5.8%, respectively, of our total revenues.  In 2010, American Airlines and Continental Airlines accounted for 4.4% and 4.9%, respectively, of our revenues.  In 2010, United Airlines and Continental Airlines merged, and as a result, we began counting them as a single airline beginning in 2011.  In 2011, American Airlines and United Air Lines (previously United Air Lines and Continental Airlines) accounted for 4.5% and 5.4%, respectively, of our revenues. On November 29, 2011, American Airlines, Inc. and certain of their respective affiliates, filed for bankruptcy protection in the U.S. As of the date of this report, American Airlines has announced that it intends to operate normally throughout the bankruptcy process and does not expect the restructuring to affect flight schedules. However, no assurances can be made that American Airlines will not reduce flight schedules or use the bankruptcy process to restructure its existing agreements with or obligations to us.

The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2009, 2010 and 2011:

Principal Air Traffic Customers

	Percentage of ASUR Revenues
	Year ended December 31,
	2009	2010	2011
Customer
Aerovías Caribe, S.A. de C.V. (Click)(1)	6.0%	2.9%	—
United Air Lines, Inc.(4)	5.8%	4.9%	5.4%
American Airlines(3)	5.0%	4.4%	4.5%
Compania Mexicana de Aviacion, S.A. de C.V. (Mexicana)(1)	4.3%	1.3%	—
Aerovías de Mexico, S.A. de C.V. (Aeromexico)	3.9%	4.0%	5.4%
Aviation Support S.A. de C.V.	3.2%	3.1%	3.3%
Delta Air Lines, Inc.	3.1%	3.4%	3.2%
US Airways Group, Inc.	3.1%	2.8%	2.5%
Aviacion Comercial Especializada S.A. de C.V.	2.4%	1.7%	1.8%
Consorcio Aviaxsa, S.A. de C.V.(2)	1.4%	0.1%	—
Air Canada	1.0%	0.9%	0.9%
Other	60.8%	70.5%	73.0%
Total	100.0%	100.0%	100.0%

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

(3)                                 American Airlines, Inc. filed for bankruptcy protection in the U.S. on November 29, 2011. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—American Airlines Files For Bankruptcy”.

(4)                                 On May 3, 2010, Continental Airlines, Inc. merged with UAL, Inc. (the parent company of United Air Lines, Inc.).

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

In addition, the Mexican government has announced its intention to grant a concession for a new airport in the Mayan Riviera through a public bidding process. The bidding process for the Mayan Riviera airport was announced on May 11, 2010. Three companies, including ASUR, participated in the bidding process. On January 31, 2011, the Federal Competition Commission (COFECO) issued an unfavorable decision regarding our participation in the bidding process for the construction, maintenance and operation of the Riviera Maya airport. We disagreed with the decision and the views expressed by COFECO and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process. These legal proceedings remain pending.  On May 20, 2011, we were notified by the Ministry of Communications and Transportation, through the Mexican Civil Aviation Authority, that the international public bidding process was cancelled because none of the technical bids presented by the participants complied with the requirements established in the bidding documents.  If the bidding process is restarted, we may again be denied the right to participate if our legal proceedings are not resolved in our favor.  As a result, we are unable to estimate the potential financial impact, if any, that the decision will have on the future earnings of Cancún Airport.  In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek any such concession that may be granted.  Currently, the Mayan Riviera is served primarily by Cancún Airport.  Although the Ministry of Communications and Transportation has committed to adjust the master development plans and maximum rates for our airports within three months of the granting of a concession for the Mayan Riviera Airport, we are unable to predict the effect that the new airport may have on our passenger traffic or operating results if the project is successfully carried out, and the extent of any revisions to our master development plans or maximum rates.

The relative attractiveness of the locations we serve is dependent on many factors, some of which are beyond our control.  These factors include promotional activities and pricing policies of hotel and resort operators, weather conditions, perceptions of security, natural disasters (such as hurricanes) and the development of new resorts that may be considered more attractive.  There can be no assurance that the locations we serve will continue to attract the same level of passenger traffic in the future.

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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2009			2010			2011			2012			2013			Totals
	(millions of constant pesos as of December 31, 2011)(1)

Cancún	Ps.	660.3	(2)	Ps.	709.1	(2)	Ps.	481.7	(2)	Ps.	507.8	(2)	Ps.	379.2	(2)	Ps.	2,738.5	(2)
Cozumel	19.9			47.8			16.1			38.3			11.6			133.7
Huatulco	60.0			171.3			79.9			67.3			11.1			389.6
Mérida	91.7			145.5			82.6			18.5			6.9			345.2
Minatitlán	23.4			28.2			7.5			4.0			4.3			67.4
Oaxaca	54.5			157.7			70.4			48.2			20.2			351.0
Tapachula	8.6			6.4			5.4			2.8			45.0			68.2
Veracruz	54.5			351.8			281.3			135.0			76.7			899.3
Villahermosa	52.0			185.6			92.4			7.5			39.5			377.0
Total	Ps.	1,024.9		Ps.	1,803.4		Ps.	1,117.3		Ps.	829.4		Ps.	594.9		Ps.	5,369.9

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

	Committed Investments			Indicative Investments
Airport	January 1, 2009 - December 31, 2013			January 1, 2014 - December 31, 2018			January 1, 2019 - December 31, 2023
	(millions of constant pesos as of December 31, 2011)(1)

Cancún	Ps.	2,738.4	(2)	Ps.	1,370.0	(2)	Ps.	900.7
Cozumel	133.6			137.8			101.6
Huatulco	389.6			81.5			54.5
Mérida	345.1			142.4			93.6
Minatitlán	67.5			67.9			41.6
Oaxaca	351.0			76.2			96.5
Tapachula	68.3			47.7			23.3
Veracruz	899.5			154.9			193.0
Villahermosa	377.0			291.9			63.6
Total	Ps.	5,370.0		Ps.	2,370.3		Ps.	1,568.4

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

The master development plans and maximum rates for each airport were approved before the announcement of the concession and construction of the Mayan Riviera Airport project, which is included in the National Infrastructure Plan for 2007-2012.  Because of this timing, the Ministry of Communications and Transportation did not account for how the eventual construction, administration and operation of the Mayan Riviera Airport, and the beginning of flight operations there, may affect passenger traffic levels for Cancún airport.  Accordingly, the Ministry of Communications and Transportation has committed to modify the master development plans for our airports within three months from the granting of a concession to operate the Mayan Riviera Airport so as to reflect new passenger traffic level projections, and accordingly, to adjust the investment obligations and maximum rates that we are authorized to charge at each airport.  However, we cannot predict what effects operations at the Mayan Riviera Airport will have on our passenger traffic levels, or how the Ministry of Communications and Transportation will adjust our master development plans.

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

All other sources of revenues at our airports are not regulated.  Approximately 68.7%, 56.6% and 57.2% of our revenues in 2009, 2010 and 2011, respectively, were derived from regulated sources of revenue.

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

	Maximum Rates(1)(2)
	Year ended December 31,
	2009		2010		2011		2012		2013

Cancún	Ps.	152.96	Ps.	151.88	Ps.	150.82	Ps.	149.76	Ps.	148.71
Mérida	142.70		141.70		140.69		139.71		138.74
Cozumel	212.12		210.63		209.18		207.70		206.25
Villahermosa	133.60		132.68		131.74		130.81		129.91
Oaxaca	151.50		150.44		149.40		148.36		147.31
Veracruz	127.88		126.97		126.09		125.20		124.34
Huatulco	137.75		136.79		135.83		134.87		133.93
Tapachula	280.98		279.03		277.07		275.13		273.22
Minatitlán	244.65		242.94		241.23		239.55		237.87

(1)                                   Expressed in adjusted pesos as of December 31, 2011 based on the Mexican producer price index (excluding petroleum).

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City).  On January 1, 2012, the daily minimum wage in Mexico City was Ps. 62.33.  As a result, the maximum penalty at such date could have been Ps. 3.1 million (U.S.$ 227,921) In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession.  We would face similar sanctions for any violations of the Mexican Airport Law or its regulations.  A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

Penalties and Termination and Revocation of Concessions and Concession Assets

The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession.  On January 1, 2012, the daily minimum wage in Mexico City was Ps. 62.33.  As a result, the maximum penalty at such date could have been Ps. 24.9 million (U.S.$1.82 million).

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

The Mexican National Assets Law, published in the Diario Oficial de la Federación on May 20, 2004, among other items, establishes regulations relating to concessions on real property held in the public domain, including the airports that we operate.  The Mexican National Assets Law requires concessionaires of real property held in the public domain that are used for administrative or other non-public purposes to pay a tax.  In addition, the Mexican National Assets Law establishes new grounds for revocation of concessions for failure to pay this tax.

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

Organizational Structure

The following table sets forth our material consolidated subsidiaries as of December 31, 2011, including our direct and indirect ownership interest in each:

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

(1) As of December 2011, Aeropuerto de Cancún, S.A. de C.V., has an 18.1% equity participation in this airport.

(2) As of December 2011, Aeropuerto de Cancún, S.A. de C.V., has a 21.6% equity participation in this airport.

(3) As of December 2011, Aeropuerto de Cancún, S.A. de C.V., has an 8.4% equity participation in this airport.

(4) As of December 2011, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.

(5) As of December 2011, Aeropuerto de Cancún, S.A. de C.V., has a 23.4% equity participation in this airport.

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

Our corporate headquarters are located in Mexico City, and total 742.64 square meters.  We also rent two warehouses totaling 128 square meters located in Mexico City for storage.  In addition, we own 130 hectares of land in Huatulco that we plan to use for tourism development.  We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents or similar events.  We do not maintain business interruption insurance.

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

Overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government.  The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers.  For example, in 2009, 2010 and 2011, approximately 65.2%, 53.9% and 54.6% respectively, of our total revenues were derived from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation.  The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport.  Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

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

Recent Developments

We could be subject to fines, penalties and other adverse consequences pending the outcome of our appeal against the Mexican government’s tax treatment of Airport Concessions at Cancún Airport.

The Ministry of Finance has recently issued an adverse finding against us regarding the amortization of the value of our concession for tax purposes. We believe that the Ministry of Finance’s position is erroneous and will file an appeal to overturn this determination. Although we believe that we have a strong legal position, we can make no assurances that we will prevail in our appeal, and if we were to lose the appeal, the consequences could include fines, penalties and other adverse consequences, which we currently estimate would total Ps.334.2 million, which could have a material adverse effect on our results and balance sheet. See “Item 5.  Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010—Taxes.”

American Airlines Files for Bankruptcy

On November 29, 2011, American Airlines Inc. and certain of their respective affiliates, the third largest U.S. carrier and the airline which accounted for 12.8% of our international passenger traffic and 4.5% of our revenues in 2011, filed for bankruptcy protection in the U.S. As of December 31, 2011, our receivables balance with American Airlines is Ps. 23.70 million. As of the date of this report, American Airlines has continued to operate normally in our airports and we have continued to collect amounts due from it in compliance with existing contractual arrangements, and therefore we have not increased our reserve for doubtful accounts; however, we cannot assure you that American Airlines will continue to make payments during the pendency of its bankruptcy proceedings.

A bill was introduced in Mexico’s Congress to amend the Mexican Airport Law.

On December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. As of the date of this report, the amendments to the Mexican Airport Law have not been enacted. Among others, the bill proposes that the Ministry of Communications and Transportation, acting in its capacity as airport authority will have additional authority to (i) plan and apply the standards, policies and programs for the Mexican airport system, to effectuate the proper operation of civil aviation in Mexico, and (ii) establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports. The Ministry of Communications and Transportation would also be authorized to verify compliance with the Mexican Airport Law, the Civil Aviation Law, the international treaties and applicable rules and regulations, and will also be responsible for the proper operation of the Mexican Airport Registry. Under this bill, the Ministry could: (i) require the opinion of the Federal Competition Commission regarding the granting of new concessions; and (ii) consider economic efficiency and reductions in user costs when granting airport concessions. Likewise, under this bill, complementary services (such as ramp, traffic, fuel supply, aircraft repair and maintenance) in an airport concessionaire must be rendered on a competitive basis.

Under this bill, concessions would be granted for an initial period of up to 50 years, and could be extended for additional periods, without exceeding 50 years more. The aforementioned extension would be subject to: (i) compliance in all respects with the conditions stated in the concession, (ii) the favorable opinion of a commission composed of members of the Ministry of Defense, the Attorney General’s Office, the Navy and the Ministry of Communications and Transportation, (iii) the request of the extension 5 years prior to the expiration of the concession; and (iv) the acceptance of the new conditions set by the Ministry.

If this bill is approved, every concession title, permit and authorization granted before the commencement of these amendments would have to be modified in accordance with this bill, within the next calendar year of the commencement date of the bill. We cannot predict whether any of these amendments will be adopted or, if adopted, the impact they would have on us, including whether these amendments would result in a change to our maximum rates. See “Item 3. Key Information —Risk Factors—Risks Related to the Regulation of Our Business—The regulatory framework we are subject to could be changed in a way that adversely affects us due to a report issued by the Chairman of the Mexican Competition Commission.”

ASUR and Highstar bidding to operate Puerto Rican airport

In July 2011, the Puerto Rico Ports Authority issued a request for proposals to bid on a concession to operate the Luis Munoz Marin Airport located in Carolina, Puerto Rico (“LMM Airport”) under the U.S. Federal Aviation Administration Airport Privatization Pilot Program. ASUR and Highstar Capital IV, L.P. (“Highstar”) have signed a memorandum of understanding, pursuant to which they have agreed to evaluate the possibility of making a joint bid for the concession. See “Item 3. Key Information—Risk Factors—Risk Related to Our Operations—We are exposed to risk related to other business opportunities.”

Mexicana Operations Suspended

On August 2, 2010, Mexicana announced that it was filing for concurso mercantil (insolvency), and on August 28, 2010, Grupo Mexicana (including Mexicana and low-cost carriers MexicanaClick and MexicanaLink) suspended all operations due to financial troubles in the wake of its bankruptcy filings.  Prior to its bankruptcy filing, Grupo Mexicana was our largest airline client, accounting for 6.4% of passenger traffic and 4.2% of revenues from January 1 through July 30, 2010.  Since Grupo Mexicana ceased operations, we estimate that approximately 88.9% of the routes that it flew have been taken over by other airlines, and passenger traffic levels at our airports (other than Oaxaca) have increased.  We are an unsecured creditor of Grupo Mexicana in the concurso mercantil process with a claim of Ps. 128.0 million (without taking into account value added tax) in respect of accrued and unpaid passenger and aiport facility usage fees.  In 2010, we recorded a reserve for doubtful accounts of Ps. 128.0 million in respect of this claim, which represents approximately 21.6% of our total accounts receivable as of December 31, 2011.  See “Item 3.  Risk Factors—Risks Related to our

Operations—The loss of one or more of our key customers could result in the loss of a significant amount of our revenues.” Recent news reports suggest that it is unlikely that Mexicana will recommence operations and because of this, it is unlikely that we will recuperate the Ps. 128.0 million that we have reserved for losses in connection with the Mexicana insolvency.

Economic Downturn and Recovery

The U.S. and Mexican economies are currently recovering from a recession.  In the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.5% and 6.2%, respectively. In 2009 the U.S. gross domestic product continued to decline at an annualized rate of 2.4%.  In 2010 the U.S. economy began to recover, with gross domestic product increasing at an annualized rate of 2.9%. In 2011 the U.S. gross domestic product increased at an annualized rate of 1.7%. Likewise, according to the Mexican National Statistical, Geographic and Information Institute (INEGI), the Mexican gross domestic product decreased at an annualized rate of 1.6% during the fourth quarter of 2008, and an additional 6.5% in 2009.  The Mexican gross domestic product increased 5.5% in 2010 and 3.7% in 2011. The air travel industry, and as a result, our results of operations, are substantially influenced by economic conditions in Mexico and the United States.  In 2010 and 2011, approximately 63.1% and 61.4% respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States and approximately 37.1% and 35.3% of our revenues in 2010 and 2011, respectively, were derived from passengers charges imposed on passengers departing from or arriving in the United States.  Similarly, in 2010 and 2011, approximately 41.2% and 42.5%, respectively, of our passengers traveled on domestic flights, and approximately 14.0% and 15.3% of our revenues in 2010 and 2011, respectively, were derived from domestic passenger charges.

We believe that our results of operations were affected differently by the U.S. and Mexican recessions.  Many of the passengers traveling through our airports to or from the United States are traveling to vacation destinations such as Cancún, Cozumel or the Mayan Riviera.  For many U.S. travelers, we believe these destinations are more economical than similar destinations in Florida or the Caribbean.  As a result, we believe that during the recession, passenger traffic to and from the United States may have partially benefited from a substitution effect, whereby some of the passengers who were deferring or eliminating travel because of global economic conditions were replaced by passengers who choose to travel to destinations served by our airports instead of other, less economical destinations.  Nevertheless, we believe that the severity of the U.S. economic recession led to overall reduced spending on vacation travel, and adversely impacted international passenger traffic levels at our airports and our results of operations.  Because of the perception of Cancún, Cozumel and the Mayan Riviera as more economical vacation destinations, we believe that our airports have been and are well-placed to take advantage of the continuing economic recovery.  In 2010, our international passenger traffic increased 11.7%, including increases of 12.3% at Cancún airport and 4.6% at Cozumel airport. In 2011, our international passenger traffic increased 2.6%, including increases of 3.0% at Cancún airport. We expect that passenger traffic will continue to increase while the economic recovery in the United States continues. However, we cannot predict how economic conditions in the United States may develop in the future or how these conditions will affect tourism and travel decisions.  In addition, whether destinations served by our airports will be viewed as adequate substitutes for other tourist destinations depends on a number of factors, including the perceived attractiveness, affordability and accessibility of Cancún, Cozumel and the Mayan Riviera as desirable vacation destinations.  We are unable to control many of these factors and therefore we cannot assure you that this substitution effect would occur again if the United States were to experience another recession.

In Mexico, the recession resulted in an overall decrease in levels of domestic passenger traffic as compared to historical passenger traffic levels.  In 2010, annual domestic passenger traffic increased just 2.3% from 2009.  In 2011, domestic passenger traffic increased 8.2% from 2010.  Among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they have not benefited, and are unlikely to benefit in the future, from the substitution effect that we believe has occurred with respect to passengers traveling to and from the United States.  In addition, a portion of our domestic passengers are business travelers, whose demand for travel was adversely affected by the recession.  In particular, the recession has affected passenger traffic levels to and from Toluca International Airport, which is located near Mexico City, and which is largely served by low-cost airlines that cater to domestic leisure travels, which we believe tend to be sensitive to both changes in the cost of air travel and economic conditions.  Approximately 9.5% and 4.8% of passengers traveling through our airports in 2010 and 2011 departed or arrived from Toluca.  As the Mexican economy begins to recover, we have noticed an uptick in domestic travel to certain destinations, such as Cozumel, Huatulco and Villahermosa, with increases in passenger traffic of 64.1%, 25.1% and 18.1%, respectively, in 2011, as well as to Cancún (8.7% and 9.3% increase in passenger traffic in 2010 and 2011, respectively) and Mérida (6.7% and 9.7% increase in passenger traffic in 2010 and 2011, respectively). However, our other airports have continued to experience no growth or decreases in passenger traffic.

Mayan Riviera Airport Bidding Process

The Mexican government, acting through the Ministry of Communications and Transportation, has announced its intention to grant a concession for the construction, operation and management of an international airport in the Mayan Rivera in the state of Quintana Roo.  This airport would be located in Tulum, approximately 101 kilometers from our airport in Cancún and could adversely affect our passenger traffic. The bidding process for the concession for the airport was announced on May 11, 2010. On January 31, 2011, the Federal Competition Commission (COFECO) issued an unfavorable opinion regarding our participation in the bidding process.  We disagreed with the decision and the views expressed by COFECO and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process.  These legal proceedings remain pending.  On May 20, 2011, we were notified by the Ministry of Communications and Transportation, through the Mexican Civil Aviation Authority, that the international public bidding process was cancelled because none of the technical bids presented by the participants complied with the requirements established in the bidding documents.  If the bidding process is restarted, we may again be denied the right to participate if our legal proceedings are not resolved in our favor.  Although we cannot predict if this will go forward, the Ministry of Communications and Transportation has committed to revise passenger traffic level projections for Cancún Airport and to adjust our Master Development Plan and maximum rate accordingly within three months of the granting of a concession for the Riviera Maya airport.

Adoption of INIF 17

In 2010, we adopted INIF 17, “Service Concession Contracts,” which was issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (Mexican Financial Reporting Standards Board, or “CINIF”). This new standard provides clarification on the accounting treatment to be applied for service concession contracts for services that are considered public in nature.

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

•                  Intangible assets and change in amortization rates. Under INIF 17, all infrastructure to which an operator of a service concession is given access by the grantor of the concession service agreement and the upgrades to that infrastructure made by the operator are recognized as an intangible asset. These assets are amortized over the concession period. As a result, we are required to classify all concessioned fixed assets and subsequent capital expenditures under “Airport Concessions, net” and to modify amortization rates in accordance with the remaining period of the concession, using the straight line method for those fixed assets constructed or acquired in the past. Previously we amortized fixed assets based on the estimated remaining useful life of the particular asset.

The effects of INIF 17 are reflected in our financial statements as of and for the period beginning December 31, 2010. Retroactive restatement of prior period financial statements was not permitted.

ASUR to adopt IFRS beginning in 2012

Pursuant to Mexican securities regulations, as of January 1, 2012, all Mexican publicly-reporting companies are required to prepare their financial statements in accordance with International Financial Reporting Standards, or IFRS. We adopted IFRS as our accounting standard for the fiscal year beginning on January 1, 2012.  See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Adoption of IFRS.”

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

Fluctuation in the Peso

From September 30, 2008 to March 31, 2009, the peso depreciated by approximately 29.4%, from 10.98 pesos per U.S. dollar on September 30, 2008 to 14.21 pesos per U.S. dollar on March 31, 2009.  Between March 31, 2009 and December 31, 2009, the peso fluctuated between Ps. 13.00 and Ps. 14.00 per U.S. dollar, and then began to appreciate. From December 31, 2009 to December 30, 2010, the peso appreciated by approximately 5.5%, from 13.06 pesos per U.S. dollar on December 31, 2009 to 12.35 pesos per U.S. dollar on December 30, 2010. From December 30, 2010, the peso depreciated by approximately 13.1%, from 12.35 pesos per U.S. dollar on December 30, 2010 to 13.95 pesos per U.S. dollar on December 30, 2011. The peso appreciated since then, reaching Ps. 12.81 per U.S. dollar on March 23, 2012.  International passengers and international flights pay tariffs denominated in U.S. dollars.  However, these tariffs are generally collected in Mexican pesos 60-115 days following the date of each flight, and our maximum rates are set in pesos.  Therefore, a significant depreciation of the peso as compared to the dollar during this 60-115 day period could result in us exceeding our maximum rates, which would be a violation of our concession.  If a significant depreciation occurred, we could be required to issue rebates to airline customers to avoid exceeding our maximum rates.  On the other hand, a significant appreciation in the peso during this period could result in us collecting substantially less than our maximum rate per terminal passenger.  We do not have any means of recouping lost revenue if we charge less than the maximum rate as a result of a significant appreciation in the peso.  We attempt to set our dollar-denominated tariffs so as to avoid exceeding our maximum rates while attempting to charge as close to the maximum rate as possible.  So far, the fluctuations in the peso have not caused us to exceed or required us to issue rebates to avoid exceeding our maximum rates.  However, we cannot assure you that the peso will not appreciate or depreciate rapidly, or that we will be able to successfully continue to set our rates so as to maximize revenue and avoid issuing rebates so as to not exceed our maximum rates.

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

AVIACSA Operations Suspended

On June 1, 2009, the Ministry of Communications and Transportation ordered Consorcio AVIAXSA, S.A. de C.V., the operator of AVIACSA, to suspend all operations due to irregularities that could put the security of its passengers and cargo at risk.  In 2008, AVIACSA represented approximately 3.2% of our revenues and 5.1% of our passenger traffic.  On June 5, 2009, a federal judge lifted the suspension of AVIACSA’s operations.  However, on June 12, the U.S. Federal Aviation Administration suspended the operations of AVIACSA in the United States, and in November 2009, a Mexican appeals court reinstated AVIACSA’s suspension in Mexico.  AVIACSA announced plans to resume operations on May 2, 2011, with ticket sales resuming on March 28, 2011, to destinations including Cancún, Oaxaca, Tapachula, Villahermosa and Mexico City.  However, as of the date of this report, AVIACSA had not yet announced a new date on which flights will begin again.

Passenger Traffic Volume and Composition

Our principal source of revenues is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers).  In 2009, 2010 and 2011 passenger charges represented 79.1%, 78.4%, and 79.0% of our aeronautical services revenues and 51.6%, 42.3% and 43.2% respectively, of our consolidated revenues.  Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.

While prior to 2008 the traffic volume of domestic passengers in our airports had increased more rapidly than the traffic volume of international passengers, domestic traffic grew more slowly than international traffic in 2008 and decreased almost as much as international traffic in 2009.  From 2009 to 2010 the percentage of international passengers using our airports increased from 56.6% in 2009 to 58.8% in 2010, and the percentage of domestic passengers using our airports decreased from 43.4% in 2009 to 41.2% in 2010.  In 2011, the percentage of international passengers increased to 57.5% of all passengers at our airports and domestic passengers increased to 42.5% of those passengers. During 2009, 2010, and 2011, 34.4%, 28.3% and 27.9% of our total revenues were derived from passenger charges collected from international passengers.  We believe that the stagnation of domestic travel, and hence domestic passenger traffic in our airports, in the past three years is largely due to economic conditions in Mexico.

Of our passengers traveling internationally, a majority has historically traveled on flights to or from the United States.  In 2009, 2010 and 2011, for example, approximately 37.4%, 37.1% and 35.3% of the total passengers and approximately 66.1%, 63.1% and 61.4%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States.  As a consequence, our results of operations are substantially influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.

In addition, of our passengers traveling domestically, a majority has typically traveled on flights to or from Mexico City.  In 2009, 2010 and 2011 for example, approximately 69.6%, 63.7% and 69.6% respectively, of the domestic passengers in our airports arrived or departed on flights originating in or departing to Mexico City.  Although prior to 2008, the percentage of domestic passengers traveling from or to Mexico City had decreased because of an increase in new services from low-cost airlines at a wide range of airports, including Toluca, which emerged as an alternative point of departure for the Mexico City area, in 2009, many of these low-cost airlines began operations out of Mexico City and the percentage of travel from Mexico City since then has increased.  However, in 2010, there was an increase of 6.8% in the number of domestic passengers in our airports arriving or departing on flights originating in or departing to Toluca and a decrease of 6.4% of the domestic passengers in our airports arriving or departing on flights originating in or departing to Mexico City due to Grupo Mexicana’s suspension of operations on August 28, 2010.  In 2011, there was a decrease of 45.1% in the number of domestic passengers in our airports arriving or departing on flights originating in or departing to Toluca and an increase of 18.1% of the domestic passengers in our airports arriving or departing on flights originating in or departing to Mexico City due to an increase of low-cost airlines expanding operations in Mexico City in 2011. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

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

Revenues from our airports are subject to a “dual-till” price regulation system.  Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated.  Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our airports, are regulated by the Ministry of Communications and Transportation.  The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services.  The maximum rates for our airports have been determined for each year through December 31, 2013.  See “—Recent Developments—Master Development Plans and Maximum Rates”.  In 2009, 2010 and 2011, approximately 68.7%, 56.6% and 57.2% respectively, of our total revenues and approximately 9.9%, 9.6% and 8.7% respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues.  Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Communications and Transportation.

The following table sets forth our revenues for the years ended December 31, 2009, 2010 and 2011, based on the categories of services established under the Mexican Airport Law.

	Year ended December 31,
	2009		2010		2011
	(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:

Airport Services(1)	2,150.5	68.7%	2,399.2	56.6%	2,616.4	57.2%

Non-regulated Revenues:
Access fees from non-permanent ground transportation	15.1	0.5%	17.0	0.4%	20.5	0.4%
Car parking and related access fees	45.1	1.4%	43.6	1.0%	48.4	1.1%

Other fees	3.9	0.1%	2.9	0.1%	4.4	0.1%

Commercial Services	881.6	28.2%	981.1	23.2%	1,118.6	24.5%

Other Services	35.0	1.1%	50.5	1.2%	51.0	1.1%

Other Revenues:

Construction Services(2)	—	—	741.2	17.5%	714.0	15.6%
Total	3,131.2	100.0%	4,235.5	100.0%	4,573.3	100.0%

(1)   Includes access fees charged to third parties providing complementary services in our airports, which are classified as non-aeronautical revenues for financial reporting purposes.

(2)   In 2010 we adopted Mexican Interpretación de Norma de Informacion Financiera 17, or INIF 17, “Service Concession Contracts”, which provides that an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. As a result, we are required to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.  See “—Recent Developments — Adoption of INIF 17”.

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

The following table sets forth our revenue from aeronautical services for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2009		2010		2011
	(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	1,616.5	79.1%	1,789.8	78.4%	1,974.7	79.0%
Landing charges	124.6	6.1%	152.6	6.7%	159.9	6.4%
Aircraft parking charges	242.8	11.9%	272.7	11.9%	289.7	11.6%
Airport security charges	27.7	1.4%	30.9	1.4%	34.1	1.4%
Passenger walkway charges	31.0	1.5%	37.2	1.6%	39.9	1.6%

Total Aeronautical Revenue	2,042.6	100.0%	2,283.2	100.0%	2,498.3	100.0%

	Amount	Change(1)	Amount	Change(1)	Amount	Change(1)

Other Information:
Total workload units(2)	16.0	(12.1)%	17.3	8.1%	18.1	4.6%
Aeronautical revenue	2,042.6	(2.8)%	2,283.2	11.8%	2,498.3	9.4%
Aeronautical revenue per workload unit(3)	127.7	10.6%	132.0	3.4%	138.0	4.5%

(1)   As compared to the previous year.

(2)   In millions.  Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(3)   Aeronautical revenues per workload unit are expressed in pesos (not millions of pesos).

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar.  We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Our current agreements with our principal airline customers expire in 2012 and we are currently renegotiating these in the normal course of business.  Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements.  In 2009, 2010 and 2011, passenger charges represented 79.1%, 78.4% and 79.0% of our aeronautical service revenues and 51.6%, 42.3% and 43.2% respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future.  There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each airport are subject to a maximum rate established by the Ministry of Communications and Transportation.  To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing rebates or discounts to customers as price adjustments. These price adjustments or rebates constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year.  All discounts and rebates are issued and recorded in the same year as the service is provided.  In 2009, 2010 and 2011, we did not issue rebates in significant amounts.

The following table sets forth the number of passengers paying passenger charges for the years indicated.

Passengers Paying Passenger Charges

	Year ended December 31,
Airport	2009	2010	% change 2009-2010	2011	% change 2010-2011
	(in thousands, except percentages)
Cancún	5,527.9	6,117.6	10.7%	6,433.9	5.2%
Mérida	513.4	552.8	7.7%	598.7	8.3%
Villahermosa	381.7	363.1	(4.9)%	422.5	16.4%
Other	1,258.3	1,185.3	(5.8)%	1,195.6	0.9%
Total	7,681.3	8,218.8	7.0%	8,650.7	5.3%

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

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

Non-aeronautical Revenue

	Year ended December 31,
	2009		2010		2011
	(millions of nominal pesos)
	Amount(1)	Percent	Amount	Percent	Amount	Percent

Non-aeronautical Services:
Commercial	884.6	81.3%	985.8	81.4%	1,129.4	83.0%
Leasing of space	867.9	79.7%	967.4	79.9%	1,107.7	81.4%
Access fee	15.1	1.4%	17.0	1.4%	20.5	1.5%
Other	1.6	0.1%	1.4	0.1%	1.2	0.1%
Non Commercial	204.0	18.7%	225.3	18.6%	231.6	17.0%
Leasing of space	65.8	6.0%	67.5	5.6%	66.4	4.9%
Access fee	75.9	7.0%	77.2	6.4%	84.7	6.2%
Other	62.3	5.7%	80.6	6.7%	80.5	5.9%

Total Non-aeronautical Revenue	1,088.6	100.0%	1,211.1	100.0%	1,361.0	100.0%

	Amount	Change(1)	Amount	Change(1)	Amount	Change(1)

Other Information:
Total terminal passengers(2)	15.5	(12.9)%	16.7	7.7%	17.5	4.8%
Change in non-aeronautical revenue	21.8	2.0%	122.5	11.3%	149.9	12.4%
Non-aeronautical revenue per terminal passenger(3)	70.2	17.2%	72.5	3.3%	77.8	7.3%

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

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2009		2010		2011
	(millions of pesos)
	Amount	Change	Amount	Change	Amount	Change
Commercial Revenues:
Duty-Free Shops	251.9	3.1%	273.5	8.6%	319.8	16.9%
Food and Beverage	143.1	(1.7)%	160.1	11.9%	172.6	7.8%
Retail Stores	269.6	7.5%	302.8	12.3%	373.7	23.4%
Advertising Revenues	57.5	(10.9)%	60.6	5.4%	62.1	2.5%
Parking Lots	44.9	(7.2)%	43.6	(2.9)%	48.4	11.0%
Car Rental Companies	77.0	39.7%	85.4	10.9%	86.4	1.2%
Banking and Currency Exchange services	20.3	3.0%	33.2	63.5%	35.0	5.4%
Teleservices	8.4	(2.3)%	6.2	(26.2)%	4.6	(25.8)%
Ground Transportation	16.6	0.6%	18.3	10.2%	21.6	18.0%
Other Services	52.6	3.5%	58.0	10.3%	63.3	9.1%
Total	941.9	4.2%	1,041.7	10.6%	1,187.5	14.0%

The Ministry of Communications and Transportation does not classify certain of these revenues as “Commercial revenues.”  Accordingly, the following table sets forth the reconciliation between commercial revenues classified according to the requirements of the Ministry of Communications and Transportation and commercial revenues classified according to Mexican NIF for the years indicated.

	Year ended December 31,
	2009	2010	2011
	(millions of pesos)
Non-aeronautical Services(1)
Commercial	884.6	985.8	1,129.4
Commercial revenues(2)
Parking lots	44.9	43.6	48.4
Other services	12.4	12.3	9.7
Total	941.9	1,041.7	1,187.5

(1)         Classified according to the requirements of the Ministry of Communications and Transportation.

(2)         Classified according to Mexican NIF.

Construction Services Revenue

Under INIF 17, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services.  See “—Recent Developments — Adoption of INIF 17”. As a result, beginning in 2010, we were required to account for the revenues relating to those services, which are roughly equal to our capital expenditures in the relevant period.  In 2010 and 2011, we recorded Ps. 741.2 million and Ps. 714.0 million of revenues from construction services using the percentage of completion method of accounting.  Revenues from construction services are not subject to regulation under our dual-till price regulation system.

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

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2009	2010		2011
	(millions of pesos)
	Amount	Amount	% Change	Amount	% Change
Operating Costs:
Cost of services:
Employee costs	261.5	253.2	(3.2)%	269.5	6.4%
Maintenance	138.0	146.2	5.9%	140.2	(4.1)%
Safety, security and insurance	109.2	113.9	4.3%	119.4	4.8%
Utilities	72.3	84.2	16.5%	93.7	11.3%

Other	207.6	351.2	69.2%	282.5	(19.6)%
Total cost of services	788.6	948.7	20.3%	905.3	(4.6)%
Costs of construction	—	741.2	100.0%	714.0	(3.7)%
General and administrative expenses	121.7	164.5	35.2%	168.1	2.2%
Technical assistance fee	103.5	110.7	7.0%	130.4	17.8%
Government concession fee	150.6	166.8	10.8%	178.3	6.9%
Depreciation and amortization:
Depreciation(1)	412.7	174.2	(57.8)%	185.1	6.3%
Amortization(2)	216.8	205.0	(5.4)%	197.6	(3.6)%
Total depreciation and amortization	629.5	379.2	(39.8)%	382.7	0.9%
Total operating costs	1,793.9	2,511.1	40.0%	2,478.8	(1.3)%

Other Information:
Total workload units(3)	15,993.4	17,303.6	8.2%	18,109.4	4.7%
Cost of services per workload unit(4)	49.3	54.8	11.2%	50.0	(8.8)%
Cost of services margin(5)	24.9%	22.4%	(10.0)%	19.8%	(11.6)%

(1)         Reflects depreciation of fixed assets.

(2)         Reflects amortization of our concessioned assets.

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

Technical Assistance Fee and Government Concession Fee

Under a technical assistance agreement, Inversiones y Tecnicas Aeroportuarias S.A. de C.V. or “ITA” provides management and consulting services and transfers technical assistance, technological and industry knowledge, as well as experience to us for a fee.  Our results of operations reflect the accrual of the technical assistance fee to ITA under the technical assistance agreement.  The technical assistance fee is equal to the greater of U.S.$2 million, adjusted for U.S. inflation, or 5% of our consolidated earnings before comprehensive financing costs, income taxes and depreciation and amortization (calculated prior to deducting the technical assistance fee).

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

In 2010, we adopted INIF 17, which required us to reclassify for financial reporting purposes assets related to our concessions from fixed assets under “Machinery, furniture and equipment, net,” “Rights to use airport facilities, net” and “Improvements to use airport facilities, net” to intangible assets under “Airport concessions, net.” As a result, we no longer depreciate those assets according to the life of the underlying concessioned asset, but rather over the life of the concession.  See “—Recent Developments — Adoption of INIF 17”

Costs of Construction

Our costs of construction reflect the cost of improvements to our concessioned assets.  In our case, because we hire third parties to provide construction and upgrade services, and we do not recognize a premium on the cost of services, our expenses for those services are equal to our revenues.

Employee Statutory Profit Sharing

We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws (“PTU”).  Under this regime, 10% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer.  None of our subsidiaries that have employees were required to pay employee statutory profit sharing in 2007 and 2008 because they generated tax losses in those years.  We nevertheless committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps. 14,000 per year for continued service.  These amounts are paid and expensed at the end of each year, and are included in our cost of services.  In 2009, 2010 and 2011 we calculated our obligations in respect of employee statutory profit sharing amount to be Ps. 1.2 million, Ps. 0.8 million and Ps. 0.5 million, respectively. This amount is included in the Ps. 14,000 to be paid to unionized employees, and is recorded as a cost of service.

In 2008, we were able to cancel our provision for deferred employee statutory profit sharing because the entities that would have been required to pay PTU no longer employed our personnel in 2008.  The value of the cancelled provision was Ps. 37.4 million, which was applied to consolidated income for 2008.

Taxation

Our provision for taxes consists of three separate taxes: asset tax, income tax, and a flat rate tax (Impuesto Empresarial a Tasa Única, or “IETU”).

Until December 31, 2007, Mexican companies were generally required to pay the greater of their income tax liability (determined at a tax rate of 29% in 2007) or their asset tax liability (determined at a tax rate of 1.25% of the average tax value of virtually all of their assets, less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries).  As a result of changes in the Mexican tax law which went into effect on January 1, 2008, the favorable asset tax balance may be recovered through rebates over the following ten years of up to 10% each year of the total asset tax carry-forward at December 31, 2007, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three previous years.  The asset tax carry-forward may be adjusted for changes in the National Consumer Price Index (Indice Nacional de Precios al Consumidor, or NCPI).

On October 1, 2007 the IETU was approved by the Mexican federal government and became effective as of January 1, 2008.  This tax, which replaced the asset tax as described above, applies to individuals and companies with a permanent establishment in Mexico.  Such individuals and companies are required to pay the greater of the IETU or the income tax.  IETU is calculated on a cash flow basis by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter.  This income is determined on a cash flow basis by deducting authorized deductions (excluding wages, social security contributions and paid bank interest) from total income earned from taxable activities.  IETU tax credits are deducted according to procedures established in the IETU tax law.

With the exception of Aeropuerto de Cancún, S.A. de C.V. (Cancún Airport), all of our subsidiaries pay, and we expect will continue to pay IETU rather than income tax for the foreseeable future.  Because our financial and tax projections indicate that our Cancún Airport subsidiary is expected to pay income tax in the foreseeable future, we continue to calculate our deferred taxes under the income tax regime. Consequently, we have recognized a deferred income tax liability in our financial statements as a result of the difference between the amount of the Cancún Airport investments amortization for tax and financial reporting purposes as well as other deferred tax items.

On December 7, 2009 the Mexican congress released a decree amending, adding, and repeating various provisions of the Income Tax Law of 2010.  The decree establishes that the income tax rate applicable for the years from 2010 to 2012 will be 30%, for 2013 it will be 29%, and as of January 2014 it will be 28%.  We have reflected the change in tax rates in our 2009 tax provision.

The Company’s overall tax provision for 2009, 2010 and 2011 is as follows:

Tax Provisions

	Year ended December 31,
	2009	2010	2011
	(millions of pesos)
Current Income Tax	88.2	447.9	548.8
Deferred Income Tax	232.1	(19.9)	(75.4)
Total Income Tax	320.3	428.0	473.4

Current IETU Tax	126.1	5.0	10.7
Deferred IETU Tax	37.6	30.5	57.5
Total IETU Tax	163.7	35.5	68.2

Current Asset Tax	60.7	11.5	11.5
Total Asset Tax	60.7	11.5	11.5
Total tax provisions	544.7	475.0	553.1

The determination of which taxes are payable and the appropriate tax rate to use therein for the deferred taxes associated with these tax regimes is determined on an individual airport-by-airport basis since we do not file a consolidated income tax return.

As of January 1, 2011, the VAT tax rate applicable in Mexico is 16% generally (tax rate of 11% when activities are performed in the border region) and calculated on a monthly cash flow basis.  Companies that engage in the business of selling, rendering services, leasing, importing or exporting goods are subject to VAT.

The VAT effectively paid on purchases of goods and services received can be credited against the VAT effectively collected.  In the case that the VAT paid exceeds the VAT collected in a given period, companies may request a rebate of the favorable VAT balance from the tax authorities or offset the VAT favorable balance against other federal taxes or withheld taxes.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:

•                  the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar;

•                  the Mexican inflation rate;

•                  the U.S. inflation rate; and

•                  the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2009	2010	2011
Depreciation (appreciation) of the Mexican Peso as compared to the U.S. dollar(1)	(5.5)%	(5.5)%	12.9%
Mexican inflation rate(2)	3.6%	4.4%	3.8%
U.S. inflation rate(3)	2.7%	1.5%	3.0%
Increase in Mexican gross domestic product(4)	(6.5)%	5.5%	3.7%

(1)         Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps.13.0659 per U.S. dollar as of December 31, 2009, Ps.12.3496 per U.S. dollar as of December 31, 2010 and Ps.13.9476 per U.S. dollar as of December 31, 2011.

(2)         Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico.  The Mexican consumer price index at year end was 95.5370 in 2009, 99.7421 in 2010 and 103.5510 in 2011.

(3)         As reported by the U.S. Department of Labor, Bureau of Statistics.

(4)         In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of February 16, 2012.

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

Following Mexican NIF B-10, since the cumulative inflation in Mexico measured by the NCPI in the three-year periods ended December 31, 2009, 2010 and 2011 was below 26%, we suspended recognizing the effects of inflation in our financial statements for the fiscal years beginning January 1, 2009, 2010 and 2011.

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated.

Operating Results

	Year Ended December 31,
	2009		2010		2011
	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)
	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)
Cancún(2):
Revenues before solidarity agreement:
Aeronautical services	1,495.2	131.7	1,689.2	133.0	1,857.7	139.7
Non-aeronautical services	926.6	81.6	1,056.2	83.2	1,201.4	90.3
Construction services	—	—	206.8	16.3	271.8	20.4
Total revenues before solidarity agreement	2,421.8	213.3	2,952.2	232.5	3,330.9	250.4
Expenses before solidarity agreement	(1,271.3)	(112.0)	(1,432.2)	(112.8)	(1,573.7)	(118.3)
Net operating income before solidarity agreement	1,150.5	101.3	1,520.0	119.7	1,757.2	132.1
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(117.4)	(10.3)	(207.9)	(16.4)	(185.6)	(14.0)
Net operating income after solidarity agreement	1,033.1	91.0	1,312.1	103.3	1,571.6	118.2

Mérida:
Revenues before solidarity agreement:
Aeronautical services	132.8	107.7	157.2	120.9	177.2	126.6
Non-aeronautical services	49.3	40.0	46.7	35.9	47.9	34.2
Construction services	—	—	138.8	106.8	91.0	65.0
Other (3)	4.7	3.8	—	—	—	—
Total revenues before solidarity agreement	186.8	151.5	342.7	263.6	316.1	225.8
Expenses before solidarity agreement	(151.6)	(123.0)	(302.5)	(232.7)	(237.1)	(169.4)
Net operating income before solidarity agreement	35.2	28.5	40.2	30.9	79.0	56.4
Solidarity agreement revenues	—	—	27.2	20.9	—	—
Solidarity agreement expenses	(9.3)	(7.5)	(5.8)	(4.4)	(10.3)	(7.3)
Net operating income after solidarity agreement	25.9	21.0	61.6	47.4	68.7	49.1

Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	88.3	110.7	85.3	106.6	103.8	115.3
Non-aeronautical services	31.0	38.8	29.6	37.0	33.9	37.7
Construction services	—	—	129.8	162.3	49.8	55.3
Total revenues before solidarity agreement	119.3	149.5	244.7	305.9	187.5	208.3
Expenses before solidarity agreement	(101.7)	(127.4)	(231.3)	(289.1)	(140.0)	(155.6)
Net operating income before solidarity agreement	17.6	22.1	13.4	16.8	47.5	52.8
Solidarity agreement revenues	—	—	17.2	21.5	—	—
Solidarity agreement expenses	(6.6)	(8.3)	(3.4)	(4.3)	(6.6)	(7.3)
Net operating income after solidarity agreement	11.0	13.8	27.2	34.0	40.9	45.4

Other Airports: (4)
Revenues before solidarity agreement:
Aeronautical services	326.3	125.2	351.5	140.6	359.6	143.8
Non-aeronautical services	81.7	31.3	78.6	31.5	77.8	31.2
Construction services	—	—	265.8	106.3	301.4	120.6
Other(3)	5.5	2.1	—	—	—	—
Total revenues before solidarity agreement	413.5	158.6	695.9	278.4	738.8	295.5
Expenses before solidarity agreement	(400.8)	(153.8)	(659.7)	(263.9)	(650.2)	(260.1)
Net operating income (loss) before solidarity agreement	12.7	4.8	36.2	14.5	88.6	35.5
Solidarity agreement revenues	72.4	27.8	83.0	33.2	119.4	47.8
Solidarity agreement expenses	(15.5)	(5.9)	(16.2)	(6.5)	(26.7)	(10.7)
Net operating (loss) income after solidarity agreement	69.6	26.7	103.0	41.2	181.3	72.5

Holding & Service Companies:(5)
Revenues before solidarity agreement:
Other (3)	653.1	N.A.	690.4	N.A.	740.8	N.A.
Total revenues before solidarity agreement	653.1	N.A.	690.4	N.A.	740.8	N.A.
Expenses before solidarity agreement	(531.8)	N.A.	(575.7)	N.A.	(618.7)	N.A.
Net operating income before solidarity agreement	121.3	N.A.	114.7	N.A.	122.1	N.A.
Solidarity agreement revenues	148.8	N.A.	233.3	N.A.	229.3	N.A.
Solidarity agreement expenses	(72.4)	N.A.	(127.5)	N.A.	(119.4)	N.A.
Net operating income after solidarity agreement	197.7	N.A.	220.5	N.A.	232.0	N.A.

Consolidation Adjustment(6):
Total Revenues	(884.5)	N.A.	(1,051.1)	N.A.	(1,089.5)	N.A.
Expenses	884.5	N.A.	1,051.1	N.A.	1,089.5	N.A.

Total:
Revenues:
Aeronautical services	2,042.6	127.7	2,283.2	132.0	2,498.3	138.0
Non-aeronautical services	1,088.6	68.1	1,211.1	70.0	1,361.0	75.2
Construction services	—	—	741.2	42.8	714.0	39.4
Total revenues	3,131.2	195.8	4,235.5	244.8	4,573.3	252.7
Expenses	(1,793.9)	(112.2)	(2,511.1)	(145.1)	(2,478.8)	(136.9)
Net operating income	1,337.3	83.6	1,724.4	99.7	2,094.5	115.7

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

Summary Historical Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated.

Consolidated Operating Results

	Year Ended December 31,
	2009		2010		2011
	(thousands of nominal pesos)
Revenues:
Aeronautical services	Ps.	2,042,647	Ps.	2,283,164	Ps.	2,498,344
Non-aeronautical services	1,088,537		1,211,072		1,360,938
Construction services	—		741,236		714,024
Total revenues	3,131,184		4,235,472		4,573,306
Operating Expenses:
Cost of services	(788,562)		(948,730)		(905,261)
General and administrative expenses	(121,708)		(164,506)		(168,063)
Costs of construction	—		(741,236)		(714,024)
Technical assistance fee(1)	(103,518)		(110,712)		(130,381)
Government concession fee(2)	(150,559)		(166,752)		(178,342)
Depreciation and amortization	(629,507)		(379,210)		(382,740)
Total operating expenses	(1,793,854)		(2,511,146)		(2,478,811)
Net operating income	1,337,330		1,724,326		2,094,495
Comprehensive Financing Result :
Interest income, net	43,841		14,570		27,307
Exchange gains (losses), net	(21,122)		12,749		20,724
Gain (loss) from valuation effects on derivative instruments	(2,563)		(700)		2,661
Net comprehensive financing income	20,156		26,619		50,692
Non ordinary items(3)	(15,384)		(804)		239
Income before taxes	1,342,102		1,750,141		2,145,426
Provisions for taxes	(544,692)		(474,998)		(553,070)
Net income	797,410		1,275,143		1,592,356
Other Operating Data (Unaudited):
Operating margin(4)	42.7%		40.7%		45.8%
Net margin(5)	25.5%		30.1%		34.8%

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

Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010

Revenues

Total consolidated revenues for 2011 were Ps. 4,573.3 million, 8.0% higher than the Ps.  4,235.5 million recorded in 2010.  The increase in total revenues resulted from increases in non-aeronautical revenues and passenger traffic.  Total revenues per workload unit increased 3.2% from Ps. 244.8 in 2010 to Ps. 252.7 in 2011 due to a larger increase in revenues as compared to the increase in the number of workload units.

Our consolidated revenues from aeronautical services, net of rebates, increased 9.4% to Ps.  2,498.3 million in 2011 from Ps. 2,283.2 million in 2010, due primarily to the increase of 4.8% in passenger traffic.  Revenues from passenger charges increased 10.3% to Ps. 1,974.7 million in 2011 (79.0% of our aeronautical revenues during the period) from Ps. 1,789.8 million in 2010 (78.4% of our aeronautical revenues during the period), reflecting the increase in passenger traffic and the annual increase in our regulated rates.  Aeronautical revenues per workload unit increased 4.5% from Ps. 132.0 in 2010 to Ps 138.0 in 2011, principally because of the annual increase in our regulated rates and the increase in passenger traffic.

Revenues from non-aeronautical services increased 12.4% to Ps. 1,361.0 million in 2011 from Ps. 1,211.1 million in 2010.  The primary factors influencing the change in non-aeronautical revenue from 2010 to 2011 were an increase in commercial revenues because of improved contractual terms for certain commercial agreements in place and the opening of nine new commercial spaces, including six in Cancún, one in Cozumel, one in Minatitlan and one in Tapachula, and an increase in the demand for commercial services due to higher passenger traffic in 2011. These factors led to a 23.4 % increase in revenues from retail stores, a 16.9% in revenues from duty-free shops and a 9.1% increase in other income, which consisted principally of revenue from tourism services and hotel reservations providers.  Increases of 1.2% of revenues from car rental companies, 5.4% in revenues from banking and currency exchange services, 7.8% from food and beverage revenues, 2.5% in advertising revenues, 11.0% in parking lots revenues and 18.0% in revenues from ground transportation also contributed to the increase in revenues from non-aeronautical services. These increases were partially offset by revenue declines of 25.8 % in teleservices revenues mainly due to the removal of a substantial portion of fixed telephony equipment, which has been increasingly under-utilized by passengers. Non-aeronautical revenue per workload unit increased 7.4%, from Ps. 70.0 per workload unit in 2010 to Ps. 75.2 per workload unit in 2011, primarily because of the increase in commercial revenues.

Revenues from construction services decreased 3.7% to Ps. 714.0 million in 2011 from Ps. 741.2 million in 2010. In 2010, we adopted INIF 17, “Service Concession Contracts,” which required us to recognize revenues derived from improvements to our concessioned assets, which are roughly equal to capital expenditures in the relevant period.

Our revenues from regulated sources in 2011 were Ps. 2,616.4 million, a 9.1% increase compared to Ps. 2,399.2 million in 2010, mainly due to the increase in total passenger traffic and the annual increase in our regulated rates.  During 2011, Ps. 1,242.9 million of our revenues was derived from non-regulated sources, a 13.5% increase from the Ps. 1,095.1 million of revenues derived from non-regulated sources in 2010.  This increase was primarily due to the 14.0% increase in commercial revenues described above, from Ps. 1,041.9 million in 2010 to Ps. 1,187.5 million in 2011.

Revenues by Airport

Aeronautical revenues increased by 10.0% from Ps. 1,689.2 million in 2010 to Ps. 1,857.7 million in 2011 at the Cancún airport, mainly due to the increase of 4.7% in passenger traffic.  Non-aeronautical revenues increased at Cancún airport by 13.7% from Ps. 1,056.2 million in 2010 to Ps. 1,201.4 million in 2011, due principally to the increase in commercial revenues because of the opening of six new commercial spaces in 2011.  Total revenues increased by 12.8 % from Ps. 2,952.2 million in 2010 to Ps.  3,330.9 million in 2011 at the Cancún airport, largely due to the increase in passenger traffic and improved contractual terms for certain commercial agreements in place.  Revenues per workload unit at the Cancún Airport increased by 7.7% from Ps. 232.5 in 2010 to Ps. 250.4 in 2011, primarily due to the increase in total revenues.

Aeronautical revenues increased by 12.7% from Ps. 157.2 million in 2010 to Ps. 177.2 million in 2011 at the Mérida airport, due to the increase of 7.9% in passenger traffic.  Non-aeronautical revenues increased at Mérida airport by 2.6% from Ps. 46.7 million in 2010 to Ps. 47.9 million in 2011, due principally to the increase of 7.9% in commercial revenues.  Revenues overall decreased by 14.5% from Ps. 369.9 million in 2010 to Ps. 316.1 million in 2011 at the Mérida airport, due to the decrease in revenues from construction services and from our solidarity agreement.  The revenues from our solidarity agreement are intercompany revenues and are therefore eliminated in consolidation.  Revenues per workload unit at the Mérida Airport decreased by 20.6% from Ps. 284.5 in 2010 to Ps. 225.8 in 2011, principally due to the decrease in revenues from construction services and the solidarity agreement.

Aeronautical revenues increased by 21.7% from Ps. 85.3 million in 2010 to Ps. 103.8 million in 2011 at the Villahermosa airport, due to the increase of 16.7% in passenger traffic.  Non-aeronautical revenues increased at Villahermosa airport by 14.5% from Ps. 29.6 million in 2010 to Ps. 33.9 million in 2011, due principally to the increase of 12.9% in commercial revenues.  Revenues decreased by 28.4% from Ps. 261.9 million in 2010 to Ps. 187.5 million in 2011 at the Villahermosa airport, largely due to the decrease in revenues from construction services and from our solidarity agreement.  The revenues from our solidarity agreement are intercompany revenues and are therefore eliminated in consolidation. Revenues per workload unit at the Villahermosa Airport decreased by 36.4% from Ps. 327.4 in 2010 to Ps. 208.3 in 2011 primarily due to the decrease in revenues from construction services and the solidarity agreement.

Aeronautical revenues at our other six airports increased by 2.3% from Ps. 351.5 million in 2010 to Ps. 359.6 million in 2011, due to the increase of 1.2% in passenger traffic. Non-aeronautical revenues decreased by 1.0% from Ps. 78.6 million in 2010 to Ps. 77.8 million in 2011, due principally to the decrease in passenger traffic in the Tapachula and Oaxaca Airports. Revenues increased by 10.2 % from Ps. 778.9 million in 2010 to Ps. 858.5 million in 2011 at the other six airports, due to the increase in revenues from construction services as well as Ps. 119.7 million in revenues from our solidarity agreement. The revenues from our solidarity agreement are intercompany revenues and are therefore eliminated in consolidation.  Revenues per workload unit at our other six airports increased by 10.2% from Ps. 311.6 in 2010 to Ps. 343.4 in 2011 principally due to the increase in revenues from construction services and the solidarity agreement.

Revenues from our parent holding company and our administrative services companies increased 5.0% from Ps. 923.7 million in 2010 to Ps. 969.8 million in 2011, due to the increase in payments by our operating subsidiaries under intercompany agreements related to administrative services. These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps. 2,478.8 million in 2011, a 1.3% decrease from the Ps. 2,511.1 million recorded in 2010, primarily as a result of reflecting the one-time increase in the provision for doubtful accounts following the announcement of the bankruptcy of Grupo Mexicana in 2010 and a 3.7% decrease in construction costs in 2011 .  These decreases were partially offset by a 2.2% increase in general and administrative expenses, a 17.8% increase in technical assistance fees, a 6.9% increase in government concession fees and a 0.9% increase in depreciation and amortization. As a percentage of total revenues, operating expenses decreased to 54.2% of total revenues in 2011 from 59.3% of total revenues in 2010.  Operating costs per workload unit decreased 5.7%, from Ps. 145.2 per workload unit in 2010 to Ps. 136.9 per workload unit in 2011, primarily because of the increase of 4.6% in workload units.

Cost of services decreased 4.6% to Ps. 905.3 million in 2011 from Ps. 948.7 million in 2010.  The decrease was principally due to a result of reflecting the one-time increase in the provision for doubtful accounts following the announcement of the bankruptcy of Grupo Mexicana in 2010. The decrease was partially offset by increases in cost of sales, higher energy, security and maintenance costs. Our cost of services per workload unit decreased 8.8% from Ps. 54.8 in 2010 to Ps. 50.0 in 2011 for the reasons noted above.

General and administrative expenses increased 2.2% to Ps. 168.1 million in 2011 from Ps. 164.5 million in 2010.  This increase was primarily attributable to ASUR’s participation in the World Route Development Forum, telephone service and security, and travel expenses.

Technical assistance fees increased by 17.8% to Ps. 130.4 million in 2011 from Ps. 110.7 million in 2010, and concession fees increased by 7.0% to Ps. 178.3 million in 2011 from Ps. 166.8 million in 2010.  The technical assistance fees increased in 2011 due to the corresponding increase in our consolidated earnings before comprehensive financing costs, income taxes, and depreciation and amortization, which is the basis used to determine the technical assistance fees. The increase in government concession fees was primarily the result of an increase in regulated revenues, on which the concession fee is based.

Construction costs were Ps. 714.0 million in 2011 and Ps. 741.2 million in 2010, reflecting our adoption of INIF 17 in 2010.  Because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.

Depreciation and amortization costs increased by 0.9% to Ps. 382.7 million in 2011 from Ps. 379.2 million in 2010.  This increase was principally due to the depreciation of new investments in fixed assets and improvements made to concession assets. Assets that were previously recorded as furniture, machinery and equipment, net and airport facilities, which are both generally categorized as fixed assets and amortized over the useful life of the asset, are now recorded as airport concessions, net, which is an intangible asset and therefore depreciated and amortized over the remaining term of the concession. Due to the fact that the remaining term of the concession is no longer than the average useful life of those assets, our depreciation and amortization rates decreased.

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps. 1,759.3 million in 2011, a 7.3% increase from the Ps. 1,640.1 million recorded in 2010, primarily as a result of the increases in cost of sales, construction costs and technical assistance fees.  Operating expenses per workload unit for Cancún Airport were Ps. 132.3 in 2011, a 2.5% increase from the Ps. 129.1 recorded in 2010.

Operating expenses for Mérida Airport were Ps. 247.4 million in 2011, a 19.8% decrease from the Ps. 308.3 million recorded in 2010, principally as a result of the decrease in construction costs.  Operating expenses per workload unit for Mérida Airport were Ps. 176.7 in 2011, a 25.5% decrease from the Ps. 237.2 recorded in 2010.

Operating expenses for Villahermosa Airport were Ps. 146.6 million in 2011, a 37.5% decrease from the Ps. 234.7 million recorded in 2010, primarily as a result of an decrease in construction costs.  Operating expenses per workload unit for Villahermosa Airport were Ps. 162.9 in 2011, a 44.5% decrease from the Ps. 293.4 recorded in 2010.

Operating expenses for our six other airports were Ps. 676.9 million in 2011, a 0.1% increase from the Ps. 675.9 million recorded in 2010, principally as a result of an increase in construction costs and a one-time provision for doubtful accounts following the announcement of the bankruptcy of Grupo Mexicana in 2010. Operating expenses per workload unit for our other six airports were Ps. 270.7 in 2011, a 0.1% increase from the Ps. 270.4 recorded in 2010.

Operating expenses for our parent holding company and our administrative services companies were Ps. 738.1 million in 2011, a 5.0% increase from the Ps. 703.2 million recorded in 2010 principally due to our participation in the World Route Development Forum, telephone service and security costs, and travel expenses.

Operating Income

Operating income increased 21.5% to Ps. 2,094.5 million in 2011 from Ps. 1,724.3 million in 2010.  This increase in operating income was primarily a result of the 9.4% increase in aeronautical and non-aeronautical revenues due to higher passenger traffic and an increase in commercial revenues.

Operating Income by Airport

Operating income for Cancún Airport increased by 19.8% to Ps. 1,571.6 million in 2011 from Ps. 1,312.1 million in 2010 primarily because of the 10.0% increase in aeronautical and 13.7% increase in non-aeronautical revenues due to higher passenger traffic.  Operating income per workload unit at Cancún Airport increased 14.4% from Ps. 103.3 in 2010 to Ps. 118.2 in 2011.

Operating income for Mérida Airport increased by 11.5% to Ps. 68.7 million in 2011 from Ps. 61.6 million in 2010 mainly because of the 12.7% increase in aeronautical and 2.6% increase in non-aeronautical revenues due to higher passenger traffic.  Operating income per workload unit at Mérida Airport increased 3.6% from Ps. 47.4 in 2010 to Ps. 49.1 in 2011.

Operating income for Villahermosa Airport increased by 50.4% to Ps. 40.9 million in 2011 from Ps. 27.2 million in 2010 primarily because of the 21.7% increase in aeronautical and a 14.5% increase in non-aeronautical revenues due to higher passenger traffic.  Operating income per workload unit at Villahermosa Airport increased 33.5% from Ps. 34.0 in 2010 to Ps. 45.4 in 2011.

Operating income for our six other airports increased by 76.3% to Ps. 181.6 million in 2011 from Ps. 103.0 million in 2010 principally because of the increase in solidarity agreement revenues. The income generated by our solidarity agreement is intercompany income and is therefore eliminated in consolidation. Operating income per workload unit at the other six airports increased 76.5% from Ps. 41.2 in 2010 to Ps. 72.7 in 2011.

Operating income for our parent holding company and our administrative services companies increased by 5.1% to Ps. 231.7 million in 2011 from Ps. 220.5 million in 2010 primarily because of the increase in payments by our operating subsidiaries under intercompany agreements.

Comprehensive Financing Result

Our net comprehensive financing result increased to income of Ps. 50.7 million in 2011 as compared to income of Ps. 26.6 million in 2010, primarily due to the increase in the fair value of our interest rate swaps and the increase in the exchange rate gains.

Taxes

In 2011, our current income tax provision increased 16.4%, from Ps. 475.0 million in 2010 to Ps. 553.1 million in 2011 because of the 21% increase in operating income, which was mainly due to the increase of total consolidated revenues. Our deferred income tax provision increased 279.5%, from Ps. 19.9 million in 2010 to Ps. 75.4 million in 2011 because of a decrease in deferred tax liabilities relating to our concessioned assets and the recognition of the effect of inflation in the tax base of the concession as of December 31, 2011.

Our current IETU tax provision increased 113.7% in 2011, from Ps. 5.0 million in 2010 to Ps. 10.7 million in 2011 because of the 8.0% increase in total consolidated revenues. Our deferred IETU provision increased 88.3%, from Ps. 30.5 million in 2010 to Ps. 57.5 million in

2011 due to our inability to utilize tax credits on investments made prior to 2007 that have expired.

Our asset tax provision was the same in 2011 as in 2010, at Ps. 11.5 million. The Company submitted a request to the Mexican Ministry of Finance to receive an opinion on whether we can retain the right to recover part of the Asset Tax that was paid in prior years.  As of April 2010, the Ministry of Finance had refused to issue such an opinion to us.

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15% for tax purposes. Contrary to this decision, in February 2012, the Ministry of Finance determined that an assessment of Ps.865.3 million was due from our Cancún Airport subsidiary because it concluded that the amortization rate of 15% used to calculate amortization for 2006 and 2007 was invalid, and that it should instead be 2.0%. We believe that the Ministry of Finance’s position is erroneous and will file an appeal to overturn this determination. Although we believe that we have a strong legal position, we can make no assurances that we will prevail in our appeal, and if we were to lose the appeal, the consequences could include fines, penalties and other adverse consequences, which we currently estimate would total Ps.334.2 million, which could have a material adverse effect on our results and balance sheet. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—We could be subject to fines, penalties and other adverse consequences pending the outcome of our appeal against the Mexican government’s tax treatment of Airport Concessions at Cancún Airport.”

Our overall effective tax rate in 2011 decreased from 27% to 26%, primarily as the result of the changes in our tax provisions discussed above.

Net Income

Net income increased to Ps. 1,592.4 million in 2011 from Ps. 1,275.1 million in 2010.  This was mainly the result of the 9.4% increase in aeronautical revenues, the 12.4% increase in non-aeronautical revenues and the 1.3% decrease in operating expenses.

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

Our revenues from regulated sources in 2010 were Ps. 2,399.2 million, an 11.6% increase compared to Ps. 2,150.5 million in 2009, mainly due to the increase in total passenger traffic of 7.6%.  During 2010, Ps. 1,095.1 million of our revenues was derived from non-regulated sources, a 11.7% increase from the Ps. 980.7 million of revenues derived from non-regulated sources in 2009.  This increase was primarily due to the 10.6% increase in commercial revenues described above, from Ps. 941.9 million in 2009 to Ps. 1,041.7 million in 2010.

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

Aeronautical revenues at our other six airports increased by 7.7% from Ps. 326.3 million in 2009 to Ps. 351.5 million in 2010, due to the increase of 9.3% in total passenger charges.  Non-aeronautical revenues decreased by 3.8% from Ps. 81.7 million in 2009 to Ps. 78.6 million in 2010, due principally to the decrease of 4.7% in commercial revenues because of the closure of a total of six commercial areas in the other six airports.  Revenues increased by 60.3% from Ps. 485.9 million in 2009 to Ps. 778.9 million in 2010 at the other six airports, due to the addition of Ps. 265.8 million in revenues from construction services as well as Ps. 83.0 million in revenues from our solidarity agreement. The revenues from our solidarity agreement are intercompany and are therefore eliminated in consolidation.  Revenues per workload unit at our other six airports increased by 67.2% from Ps. 186.4 in 2009 to Ps. 311.6 in 2010 principally due to the addition of construction revenues.

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

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps. 1,640.1 million in 2010, an 18.1% increase from the Ps. 1,388.7 million recorded in 2009, primarily due to the addition of costs of construction due to ASUR’s adoption of INIF 17.  Operating expenses per workload unit for Cancún Airport were Ps. 129.1 in 2010, a 5.6% increase from the Ps. 122.3 recorded in 2009.

Operating expenses for Mérida Airport were Ps. 308.3 million in 2010, a 91.6% increase from the Ps. 160.9 million recorded in 2009, principally as a result of the addition of costs of construction due to ASUR’s adoption of INIF 17, which more than offset the decrease in depreciation and amortization expense because of INIF 17.  Operating expenses per workload unit for Mérida Airport were Ps. 237.2 in 2010, an 81.8% increase from the Ps. 130.5 recorded in 2009.

Operating expenses for Villahermosa Airport were Ps. 234.7 million in 2010, a 116.7% increase from the Ps. 108.3 million recorded in 2009, primarily as a result of the addition of costs of construction due to ASUR’s adoption of INIF 17, which more than offset the decrease in depreciation and amortization expense because of INIF 17.  Operating expenses per workload unit for Villahermosa Airport were Ps. 293.4 in 2010, a 116.2% increase from the Ps. 135.7 recorded in 2009.

Operating expenses for our six other airports were Ps. 675.9 million in 2010, a 62.4% increase from the Ps. 416.3 million recorded in 2009, principally as a result of the addition of costs of construction due to our adoption of INIF 17, which more than offset the decrease in depreciation and amortization expense because of INIF 17. The expenses from our solidarity agreement are intercompany and are therefore eliminated in consolidation.  Operating expenses per workload unit for our other six airports were Ps. 270.4 in 2010, a 69.3% increase from the Ps. 159.7 recorded in 2009.

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

Operating income for our six other airports increased by 48.0% to Ps. 103.0 million in 2010 from Ps. 69.6 million in 2009 principally because of the increase in solidarity agreement revenues and the decrease in depreciation and amortization expense due to the adoption of INIF 17. The income generated by our solidarity agreement is intercompany and is therefore eliminated in consolidation.  Operating income per workload unit at the other six airports decreased 35.1% from Ps. 41.2 in 2009 to Ps. 26.7 in 2010.

Operating income for our parent holding company and our administrative services companies increased by 11.5% to Ps. 220.5 million in 2010 from Ps. 197.7 million in 2009 primarily because of the increase in payments by our operating subsidiaries under intercompany agreements.

Comprehensive Financing Result

Our net comprehensive financing result increased to income of Ps. 26.6 million in 2010 as compared to income of Ps. 20.2 million in 2009, primarily due to the appreciation of the peso relative to the dollar and the increase in exchange rate gains.

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

Our asset tax provision decreased 81.0% to Ps. 11.5 million in 2010 from Ps. 60.7 million in 2009. The Company submitted a request to the Mexican Ministry of Finance to receive an opinion on whether the Company can retain the right to recover part of the Asset Tax that was paid in prior years.  As of April 2010, the Ministry of Finance had refused to issue such an opinion to the company.

Our overall effective tax rate in 2010 increased from 27% to 28%, primarily as the result of the changes in our tax provisions discussed above.

Net Income

Net income increased to Ps. 1,275.1 million in 2010 from Ps. 797.4 million in 2009.  This was mainly the result of the 35.3% increase in revenues and 31.7% increase in comprehensive financing result, which more than offset the 40.0% increase in operating expenses.

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances.  However, in 2010 and 2011, we incurred indebtedness to fund our investments in accordance with our Master Development Plans.  See “—Indebtedness.” In 2011, 2010 and 2009 we used Ps. 900.0 million, Ps. 750.0 million and Ps. 1,884.0 million respectively, to pay dividends.  At December 31, 2011, we had Ps. 1,441.5 million in cash and cash equivalents.

Cash Flows

In 2011, we generated Ps. 2,171.3 million in cash flow from operating activities.  Cash flow used in financing activities was Ps. 1,393.3 million, as a result of payment of dividends of Ps. 900.0 million and Ps. 300.0 million of tax on dividends paid, offset by Ps. 193.3 million of bank loans repaid. Cash flow used in investing activities in 2011 was Ps. 691.2 million, principally as a result of capital expenditures related to the execution of committed investments pursuant to our Master Development Plans.

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

Indebtedness

As of December 31, 2011 we had Ps. 696.6 million in outstanding indebtedness.

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

In August and September 2010, our Cancún airport subsidiary executed two new bank loans with Banamex and BBVA Bancomer of Ps. 350.0 million and Ps. 570.0 million, respectively. Both loans have a three-year term, amortize in nine payments, are denominated in pesos, and charge interest at TIIE plus 1.5%.  Each of these facilities may be used for general corporate purposes, and we have used them to fund capital expenditures related to our master development plans.  Our holding company, GAS, has guaranteed Cancún Airport’s obligations under each of these facilities. We fully drew on these credit facilities, and we have repaid Ps. 92.5 million as of December 31, 2011.

The Banamex credit facility requires that we and our subsidiaries maintain a ratio of earnings before income, taxes, depreciation and amortization to debt of at least 2.00 to 1.00 and an interest coverage ratio of at least 5.00 to 1.00, and that the consolidated stockholders’ equity is less than 50% of capital equity at December 31, 2009. The BBVA Bancomer credit line requires that we and our subsidiaries maintain a liquidity ratio of at least 1.25 to 1.00, a ratio of liabilities to stated capital of no greater than 1.00 to 1.00 and an interest coverage ratio of at least 2.50 to 1.00. If we fail to comply with these and other covenants, certain facilities restrict our ability to pay dividends to our shareholders.  As of the date of this report, we were in compliance with those covenants.

In addition, in September 2011, Veracruz Airport entered into a three-year credit agreement with Banamex for Ps. 50 million. The terms include a floating interest rate based on TIIE plus 0.75% and quarterly principal payments. Our holding company, GAS, and Aeropuerto de Cancún, S.A. de C.V. have guaranteed Veracruz Airport’s obligations under this facility. We fully drew on this credit facility and our first payment is due in September 2012.

In the fourth quarter of 2011, our Cancún Airport subsidiary obtained authorization for two new bank loans from Banamex and BBVA Bancomer of US$300 million and Ps. 1,500 million, respectively.  These loans remain subject to certain conditions precedent, including the negotiation of definitive documentation for the loans.  To date, ASUR has not yet made use of the authorized credit lines.

In order to reduce the risk of adverse movements attributable to the profile of interest rates contracted for by bank loans, we entered into contracts for interest rate swaps.

The following table presents our current contracts for interest rate swaps:

Counterparty	Fair Value(1)(2)		Nominal Amount(1)		Expiration	Fixed Rate
Banco Santander, S.A.	Ps.	0.25	Ps.	250.00	May 2012	6.37%
BBVA Bancomer, S.A.	0.25		250.00		May 2012	6.33%
BBVA Bancomer, S.A.	0.10		100.00		May 2012	6.21%
Total	0.60		600.00

(1) Millions of pesos

(2) As of December 31, 2011

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

The following table sets forth our historical investments in the periods indicated.

Year ended December 31,	(thousands of pesos)

2009	676,665
2010	719,904
2011	832,097

In 2011, we spent Ps. 832.1 million on capital expenditures, principally for repairs to the runways in the Villahermosa, Veracruz and Oaxaca Airports, and improvement projects related to the separation of passenger flows, as well as remodeling of Terminal 2 in Cancún Airport. In 2010, we spent Ps. 719.9 million on capital expenditures, principally for improvement projects related to the separation of passenger flows in Terminal 2 and modifications to the baggage handling in Cancún Airport, as well as repairs to the runways at Huatulco and Villahermosa Airports.  In 2009, we spent Ps. 676.7 million on capital expenditures, principally for purchases of machinery, furniture, equipment and construction expenses related to the second runway at Cancún Airport.

We currently intend to fund the investments and working capital required by our business strategy through cash flow from operations and from the indebtedness described above.  We may continue to incur debt to finance all or a portion of these investments in the future.

Critical Accounting Policies

The preparation of our financial statements requires that we make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses generated during the reporting period.  There can be no assurance that actual results will not differ from those estimates and assumptions.  The impact and any associated risks related to such policies on our business operations are addressed where such policies affect our reported and expected financial results throughout our discussion of our results of operations.  Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment.  Our most critical accounting policies are described briefly below.  For a detailed discussion of the application of these and other accounting policies, see Notes 4 and 19 of our financial statements.

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

Adoption of IFRS

We are implementing the processes for the adoption of IFRS, which became effective for the fiscal year beginning January 1, 2012, in accordance with the terms established by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Based on the analysis we have performed to date, we estimate that the most significant impacts of the adoption of IFRS based on our balance sheet as of December 31, 2011, would be adjustments to the following items: an increase of Ps. 3.5 million in deferred tax liability due to the impact on the deferred income tax and flat asset tax derived from the recognition of provisions for vacations and employee benefits and the determination that we must recognize both the income tax and the flat tax on profit in order to determine deferred taxes under the hybrid method based on net income projections; a reduction of Ps. 18.3 million in reserve for vacations due to the recognition of accrued vacation rights not used by year-end; a reduction of Ps. 2.9 million in deferred employee profit sharing due to the reversal of deferred employee profit sharing because it is outside the scope of International Accounting Standard (“IAS”) 12; a net increase of Ps. 7.8 million in labor liabilities due to the elimination of severance liabilities under Mexican NIF D-3 and the simultaneous creation of a liability under IAS 19; a reduction of Ps. 5.0 million in capital stock and Ps. 23. 0 million in the legal reserve due to the elimination of inflation accounting; and an increase of Ps. 5.1 million in the capital stock and legal reserve due to the reclassification of inflation accounting of capital stock and legal reserve to retained earnings.

The impact that the Company has estimated is based on IFRS standards and interpretations in effect as of December 31, 2011. If new IFRS are issued before the Company issues its first full set of audited IFRS financials, or if the Company decided to adopt early certain IFRS standards which may be issued between now and 2012, or if the Company decides to take into account other accounting policies resulting from the completion of the process necessary for the adoption of IFRS, the estimated impact of IFRS on our balance sheet and results of operations could change. In addition, the adoption of IFRS could impact items in our balance sheet and results of operations that are used for the calculation of certain covenants in our contractual obligations and that determine the amounts of dividends we are permitted to pay.

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

Recently Issued Accounting Standards

In May 2011, the FASB issued ASU 2011-04 Fair Value Measurement (Topic 820): “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. The majority of the changes represent a clarification to existing GAAP.

Additionally, the revised guidance includes expanded disclosure requirements. This guidance is effective for interim and annual periods beginning after December 15, 2011. This guidance is not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): “Presentation of Comprehensive Income”. As a result of the guidance, companies will now be required to present net income and other comprehensive income either in a single continuous statement or in two separate, but consecutive statements. This standard eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The standard does not, however, change the items that must be reported in other comprehensive income or the determination of net income. The new guidance is to be applied retrospectively. This guidance is effective for interim and annual periods beginning after December 15, 2011. This guidance is not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): “Testing Goodwill for Impairment.”  As a result of the guidance, an entity will be allowed to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity will not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for Goodwill impairment tests performed for fiscal years beginning after December 15, 2011. This guidance is not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

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

Tabular disclosure of contractual obligations

The following table summarizes our material contractual obligations as of December 31, 2011.

	Payments due by period
	(millions of nominal pesos)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Master Development Plans(1)	5,362.9	829.4	1,543.0	2,049.5	941.0
Technical Assistance Agreement(2)	171.5	31.1	70.2	70.2	—
Bank Loans	596.6	274.6	322.0	—	—
Operating Lease	10.5	3.1	7.4	—	—
Concession Fees(3)	—	—	—	—	—
Swaps(4)	0.6	0.6	—	—	—
Total	6,142.1	1,138.8	1,942.6	2,119.7	941.0

(1)         As of December 31, 2011, based on the Mexican Construction Price Index.  The master development plans, which contain the investment commitments for our airports have been approved for each year through December 31, 2013.  The plans also contain indicative investments for calendar years 2014 through 2023, but these amounts are not binding on us.

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

Fernando Chico Pardo.  Mr. Chico Pardo is a member of our board of directors and Chairman of the Board since April 28, 2005. He was our Chief Executive Officer from January 19, 2007 until June 1, 2011. He is the founder and President of Promecap, S.C. since 1997. Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil, S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York) and the Latin America Representative for Mocatta Metals Corporation and the Mexico Representative for Standard Chartered Bank (London).  Mr. Chico Pardo is a member of the board of directors of, among others, Grupo Financiero BBVA Bancomer, Grupo Carso, Sanborns Hermanos, Sears Roebuck de Mexico and Grupo Posadas. He is 60 years old.  Mr. Chico Pardo was appointed by ITA.

Ricardo Guajardo Touché.  Mr. Guajardo is a member of our board of directors.  He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and General Director of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and General Director of Grupo Vamsa since 1989.  He is presently a member of the board of directors of Grupo Bimbo and Almacenes Coppel, and has served on the board of directors of Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), Fomento Economico Mexicano (FEMSA), Transportacion Maritima Mexicana (TMM), Alfa and El Puerto de Liverpool.  He is 64 years old.  Mr. Guajardo is an independent director.

Francisco Garza Zambrano.  Mr. Garza is a member of our board of directors and he has served as President of Cementos Mexicanos of Norteamerica y Trading (his current position), as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos E.U.A.  He was formerly on the board of directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Camara Nacional del Cemento (CANACEM), Club Industrial, A.C. and Fundacion Mexicana para la Salud.  He is 57 years old.  Mr. Garza is an independent director.

Guillermo Ortiz Martínez.  Mr. Ortiz is a member of our board of directors and is a member of the Audit Committee.  Previously, Mr. Ortiz was Governor of the Bank of Mexico for two terms, from the 1st of January 1998 to the 31st of December 2003, and from the 1st of January 2004 to the 31st of December 2009.  Between December 1994 and December 1997, he was Mexico’s Public Finance Minister.  Previously, Mr. Ortiz briefly held the position of Minister for Communications and Transport, in December 1994 at the start of the administration of former president, Ernesto Zedillo.  Mr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994.  Prior to that, between 1984 and 1988, he occupied the post of Executive Director of the International Monetary Fund (IMF).  From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research.  Mr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry.  Mr. Ortiz is currently employed as Chairman of the Bank for International Settlements based in Basel, Switzerland.  He is 64 years old.  Mr. Ortiz is an independent director.

Roberto Servitje Sendra. Mr. Servitje is a member of our board of directors. He has been the Deputy Chief Executive Officer of Grupo Bimbo (1969), as well as the company’s Chief Executive Officer (1978) and the Executive President (1990). He is currently Chairman of the Grupo Bimbo’s board of directors (since 1994). He is also currently a member of the advisory boards of Chrysler Mexico, Grupo Altex, the School of Banking and Commerce and the Hermann International Memorial. He is 84 years old. Mr. Servitje is an independent director.

Luis Chico Pardo.  Mr. Chico is a member of our board of directors. He has held positions as an Economist at the Bank of Mexico, as the Manager of the International Division at the Bank of Mexico, as the General Coordinator of the Credit Department at the Mexican Ministry of Finance, as Chief Executive Officer of Banco Mexicano, as Executive Vice-President of Banco Mexicano Somex, and as Chief Executive Officer of Banco B.C.H. He is currently a member of the board of directors of the venture capital investment firm Promecap. Mr. Chico Pardo is 72 years old.

Rasmus Christiansen.  Mr. Christiansen is the Chief Executive Officer of Copenhagen Airports International A/S, responsible for management and advisory services for CPH’s international investments. Before joining Copenhagen Airports, Mr. Christiansen was the director and owner of an import / export company in Hungary (1993 — 1999). Prior to this, he was Vice President of Dolce International, Hotels and Conference centers. He joined Copenhagen Airports A/S in 1999 as the Development and Acquisitions Director. In 2005 he became the Vice President and in 2007 CEO of Copenhagen Airports International. He is also a board member of CPH International A/S and Newcastle International Airport Ltd. Further he is the Chairman of the Danish Schou Foundation. Mr. Christiansen is 60 years old, was born in Denmark and has a bachelor’s degree in Economics and Business Administration.

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

The following table lists our executive officers, their current position and their year of appointment as an executive officer:

Name	Principal Occupation	Executive Officer since
Adolfo Castro Rivas*	Chief Executive Officer; Director of Finance (Chief Financial Officer)	January 24, 2000
Carlos Trueba Coll	Director of Cancún Airport	March 1, 2010
Hector Navarrete Muñoz	Regional Director of Operations	January 15, 2003
Claudio Gongora Morales	General Counsel	April 19, 1999
Manuel Gutierrez Sola	Chief Commercial Officer	August 7, 2003
Agustín Arrelano Rodríguez	Director of Infrastructure and Regulation	February 1, 2010

*Appointed by ITA, as holder of Series BB shares.

Adolfo Castro Rivas.  Mr. Castro was appointed as our Chief Executive Officer in June 2011. Mr. Castro has been our Director of Finance since January 2000.  Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V.  Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. and an auditor and consultant with Coopers & Lybrand.  He is 48 years old.

Carlos Trueba Coll.  Mr. Trueba has been the Director of Cancún International Airport since March 1, 2010.  Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004), He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares.  He is 49 years old.

Hector Navarrete Muñoz.  Mr. Navarrete is the Regional Director of Airports.  Previously, Mr. Navarrete was the Administrator of the Mérida International Airport, Director of the Board of Culture and Tourism of the State of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security.  He is 55 years old.

Claudio Gongora Morales.  Mr. Gongora has been General Counsel since April 25, 2001.  Previously, he was Sub-Director of ASUR (starting on April 19, 1999).  Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compania Exploradora del Istmo, S.A. de C.V.  He has been Legal Sub-Director of Comision de Fomento Minero, Legal Chief Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd.  He is 60 years old.

Manuel Gutierrez Sola.  Mr. Gutierrez has been our Chief Commercial Officer since August 7, 2003.  Previously, since October 31, 2002, Mr. Gutierrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of ASUR’s commercial strategy.  Before that, he was our Concessions Manager since December 2000.  Prior to joining ASUR, Mr. Gutierrez was Chief Operations Officer of G. Accion S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V.  He is 49 years old.

Agustín Arellano Rodríguez.  Mr. Arellano was appointed as our Chief Infrastructure and Regulations Officer in January 2010.  Prior to joining ASUR, Mr. Arellano held a series of positions within the Mexican Air Traffic Control Service, SENEAM, including Technical Director and General Director.  He has also been a member of the Boards of Directors of Aeropuertos y Servicios Auxiliares, the Mexican state-owned airport operator and Mexico City International Airport.  He is 56 years old.

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

Compensation of Directors and Senior Management

Directors received Ps. 5.36 million in aggregate compensation for the year ended December 31, 2011.  We paid an aggregate amount of approximately Ps. 28.08 million for the services of our executive officers, which included payments to Promecap, S.C. to pay for the services of Fernando Chico Pardo.

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

Employees

The following table sets forth the number of employees in various positions as of the end of 2009, 2010 and 2011.

	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	122	131	131
Cancún Airport	158	189	195
Cozumel Airport	25	26	26
Huatulco Airport	20	19	20
Mérida Airport	48	48	50
Minatitlán Airport	19	19	18
Oaxaca Airport	21	22	22
Tapachula Airport	23	23	22
Veracruz Airport	27	30	31
Villahermosa Airport	28	28	28
Total Administrative Employees	491	535	543
Unionized Employees(2)
Cancún Airport	120	122	120
Cozumel Airport	36	35	36
Huatulco Airport	20	20	20
Mérida Airport	45	45	45
Minatitlán Airport	16	16	17
Oaxaca Airport	22	22	22
Tapachula Airport	24	24	24
Veracruz Airport	27	27	27
Villahermosa Airport	29	39	30
Total Union Employees	339	340	341

(1)   In April 2008, we transferred all of the non-unionized administrative employees employed by our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary.

(2)   In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V., a wholly-owned subsidiary.

As of December 31, 2009, 2010 and 2011, we had approximately 830, 875 and 884 employees, respectively.  The number of administrative employees at Cancún Airport, Cozumel Airport, Merida Airport and Huatulco Airport increased by 8 employees and was primarily attributable to the creation of new positions.

In addition, services relating to commercial operations and certain airport operations are provided by third parties, using their own personnel.  As of December 31, 2011 there were approximately 126 employees providing such services.  A significant portion of the services rendered in our airports is provided by personnel employed by third parties.

Approximately 38.6% of our employees on December 31, 2011 were members of labor unions.

All of our unionized airport personnel are employed by RH Asur, S.A. de C.V, and all of our non-unionized airport employees are employed by Servicios Aeroportuarios del Sureste, S.A. de C.V.  RH ASUR, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V. are wholly-owned subsidiaries that provide us with administrative and personnel services.

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

Item 7.                   Major Shareholders and Related Party Transactions

Major Shareholders

Purchase and subsequent sale of 49% of ITA by Fernando Chico Pardo

On October 13, 2010, Fernando Chico Pardo consummated his acquisition of the 49% stake in ITA previously held by Copenhagen Airports and Copenhagen Airports transferred its shares to Mr. Chico Pardo. On November 7, 2011, Fernando Chico Pardo signed an agreement to sell 37,746,290 of his Series B shares and an entity that owns and controls 49% of the shares of ITA to Grupo ADO.  These transactions were consummated on January 4, 2012.  Mr. Chico Pardo remains the direct or indirect owner of 51% of the shares of ITA and 37,746,297 Series B shares. ITA is our strategic partner and the holder of our Series BB shares, which have special voting and management rights. See “Item 10.  Our Capital Stock” for more information on the Series BB shares.

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

Capital Stock Structure

The following table sets forth the current ownership of outstanding shares as of March 30, 2012, to the extent of our knowledge.

	Number of Shares		Percentage of total share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
Agrupación Aeroportuaria Internacional III, S.A. de C.V.(1)(2)(4)	16,378,297	—	5.46%	—
ITA, through Bancomext (1)(2)(3)(4)(7)	—	22,950,000	—	7.65%
Servicios de Estrategia Patrimonial, S.A. de C.V.(1)(2)(3)(4)(5)	21,368,000	—	7.12%	—
Aberdeen Asset Management(1)(6)	80,428,340	—	26.81%	—
Grupo ADO, S.A. de C.V.(7)	37,746,290	—	12.58%	—
Other Public(1)	121,129,073	—	40.38%	—

(1)      Pursuant to the Share Registry Book of ASUR, the shareholders that formally appear registered as such are (a) Indeval, as depositary of 255,000,000 Series B shares, (b) Bancomext, as holder of 22,050,000 Series B shares, and (c) Bancomext, as holder of 22,950,000 Series BB shares.

(2)      Our Chairman of the Board of Directors Fernando Chico Pardo owns, directly or indirectly, (a) 51% of ITA, (b) 100% of Servicios de Estrategia Patrimonial, S.A. de C.V. (formerly known as, Agrupación Aeroportuaria Internacional, S.A. de C.V.), and (c) 100% of Agrupación Aeroportuaria Internacional III, S.A. de C.V (the successor in interest to Agrupación Aeroportuaria Internacional II, S.A. de C.V).

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

(6)      Composed of 8,042,834 ADSs.  Based on information contained in public reports, Aberdeen Asset Management has the sole power to vote or direct the vote of 6,433,316 ADSs (representing 64,333,160 Series “B” shares) and has the sole power to dispose or direct the disposition of 1,609,518 ADSs (representing 16,095,180 Series “B” shares).

(7)      Grupo ADO, S.A. de C.V. owns indirectly (a) 49% of ITA and (b) 37,746,290 Series “B” shares.

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

Related Party Transactions

General

As of December 31, 2010 and 2011, the accounts pending payment with related parties are as follows:

	At December 31,
	2010		2011
	(millions of nominal pesos)
Accounts Receivable:
Compañía Méxicana de Aviación, S. A. de C. V.(1)(3)	Ps.	25.6	—

Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S. A. de C. V.(2)	(25.5)		(31.6)
Promecap, S. C.(1)	(0.5)		—
Lava Tap de Chiapas, S. A. de C. V.(1)	(0.3)		(0.7)
Telefonos de México, S. A. de C. V.(1)	(0.1)		—

Total Accounts Payable	(26.4)		(32.3)

Net Receivable	Ps.	(0.8)	Ps.	(32.3)

(1)         Affiliate of key management personnel

(2)         Shareholder

(3)         In August 2010, Compañía Méxicana de Aviación, S. A. de C. V. filed for concurso mercantil in Mexico and bankruptcy protection in the U.S. The amounts are net of a provision of Ps. 128.0 million in 2010. As of December 31, 2010, Grupo Mexicana was no longer a Related Party of ASUR.

During the years ending December 31, 2009, 2010 and 2011, the following transactions with related parties were carried out.

Year Ended December 31,
2009	2010	2011
(millions of nominal pesos)
Revenues from airport services	Ps.	133.1	Ps.	53.9	Ps.	—
Technical assistance	(103.5)	(110.7)	(130.4)
Administrative services	(6.4)	(5.8)	(4.3)
Leases	(3.2)	(3.0)	(3.2)
Telephone services and network connections	(3.8)	(4.3)	(4.4)
Cleaning services	(9.7)	(10.1)	(10.6)
Investment (transport equipment)	(6.4)	(0.2)	(0.4)
Others	(2.5)	(2.7)	(0.4)

Arrangements with ITA

The rules for the sale of the Series BB shares required ITA, ASUR and the Ministry of Communications and Transportation to enter into a participation agreement, which established the framework for the option agreement, the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.

Pursuant to the technical assistance agreement and the participation agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us.  Although Copenhagen Airports ceased to be a shareholder in October 2010, and after the consummation of the sale of a company that owns 49% of ITA to Grupo ADO, the technical assistance agreement continues in force and will remain in force.  These agreements entitle ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our board of directors.  These agreements also grant us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement.  The technical assistance agreement has a fifteen-year term and is automatically renewed for additional five-year terms, unless one party provides notice of its intent not to renew within a specified period.  We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2 million, adjusted for U.S. inflation, or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican NIF and calculated prior to deducting the technical assistance fee under this agreement).  The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process.  This process is described in “Item 6.  Directors, Senior Management and Employees—Committees.”  In 2007, 2008, 2009, 2010 and 2011 we recognized expenses of U.S.$8.4 million, U.S.$7.6 million, U.S.$8.0 million, U.S.$8.9 million U.S.$7.3 million respectively, pursuant to the technical assistance agreement plus additional expenses owed to ITA of approximately U.S.$0.1 million, U.S.$0.2 million, U.S.$0.3 million, U.S.$0.1 million and U.S.$0.1 million, respectively.

Arrangements with Entities Controlled by Fernando Chico Pardo

We rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.

Compensation to Directors and Officers

In 2010 we provided Ps. 20.8 million in compensation to key management personnel and Ps. 5.8 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2011 we provided Ps. 23.8 million in compensation to key management personnel and Ps. 5.4 million in compensation to the Board of Directors and the committees of the Board of Directors.

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

At present, two labor-law claims have been filed against us mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects. We are currently pursuing judicial remedies and no ruling has been handed down at the date of this report. The total amount of these claims is approximately Ps. 2.0 million. At December 31, 2011, we have not established a provision for this item.

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

The Mexican Department of Civil Aviation (DGAC) has filed twelve administrative lawsuits against us based on a series of audits carried out from 2004 to 2006. We have begun counter-proceedings because we believe that these lawsuits are invalid due to the inappropriateness of the procedures followed by the DGAC. In the case of Cozumel Airport, the authorities have declared that the verification procedure has expired. Since these lawsuits make no reference to the number of observations that have not been resolved or to the possible penalties that might be applied, it is not possible to estimate the potential consolidated financial effect.

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

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends is determined under Mexican NIF.  The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., is Ps 79.6 million (which includes the required allocation corresponding to year 2011 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Dividends paid to non-resident holders with respect to our Series B shares and ADSs are not subject to Mexican withholding tax.  Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor 1.4286 in 2005, 1.4085 in 2006, 1.3889 in 2007, 1.3889 in 2008 and 2009, and 1.4286 thereafter.  Corporate tax rates of, 30% in 2005, 29% in 2006, 28% in 2007, 2008 and 2009, 30% in 2010 and 30% in 2011 are applied to the result.  This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2011, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years.  Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2011, we had Ps. 432.7 million of distributable earnings that were subject to corporate income tax and Ps. 1.08 billion of distributable earnings that were not subject to corporate income tax. Until we generate such earnings subject to corporate income tax, dividends paid by us to non-resident holders of Series B shares and ADSs will be subject to the corporate-level dividend tax income discussed above.

The stockholders approved the allocation of 5.0%, or Ps. 63.8 million, of our net profits for the fiscal year ended December 31, 2010 to the legal reserve fund on April 27, 2011, and approved the allocation of Ps. 40.6 million (5% of net income for fiscal year 2009) to the legal reserve fund on April 26, 2010.

On April 27, 2011, our stockholders approved the payment of a net cash ordinary dividend after income tax of Ps. 900 million or Ps. 3.0 per share for each outstanding Series B or BB share.  This dividend was payable as of May 17, 2011.  At the general stockholders’ meeting on April 26, 2010, our stockholders approved the payment of a net cash dividend after income tax of Ps. 750 million or Ps. 2.50 per share.  This dividend was payable as of May 19, 2010.

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

The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars over the five most recent financial years is as follows:

Years ended	U.S.$ per ADR(1)		Pesos per Series B Share
December 31,	Low	High	Low	High

2007	41.07	62.79	54.19	67.17

2008	24.96	63.54	33.75	68.30

2009	24.55	56.27	36.11	75.00

2010
First Quarter	47.16	57.33	62.3	73.15
Second Quarter	45.54	58.07	59.01	70.40
Third Quarter	41.53	54.36	54.75	68.92
Fourth Quarter	46.85	56.45	58.30	69.99

2011
First Quarter	52.28	58.77	63.31	69.99
Second Quarter	58.94	60.11	68.17	69.25
Third Quarter	49.72	59.62	68.86	70.85
Fourth Quarter	55.94	57.60	76.68	78.00

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
October 2011	48.94	58.27	68.70	78.00
November 2011	52.03	57.16	71.85	76.97
December 2011	53.55	58.57	74.4	79.5
January 2012	55.94	68.05	77.83	86.0
February 2012	66.50	69.94	84.99	90.15
March 2012(2)	68.75	71.15	87.39	91.06

(1)                                    10 Series B shares per ADR.

(2)                                    Through March 23, 2012.

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

As of December 31, 2011, 127 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2011, the ten most actively traded equity issues (excluding banks) represented approximately 78.3% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in Mexico.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of March 30, 2012:

Capital Stock

	Authorized		Issued and outstanding
Fixed capital stock:
Series B shares	277,050,000	*	277,050,000	*
Series BB shares	22,950,000	*	22,950,000	*
Variable capital stock:
Series B shares	—		—
Series BB shares	—		—

*After giving effect to the conversion by ITA of 22,050,000 Series BB shares into 22,050,000 Series B shares in June 2007.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder in a taxable year beginning prior to January 1, 2013 with respect to the Series B shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) (A) the Series B shares or ADSs are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 taxable year.  Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year, although there can be no assurance in this regard.

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

For a nonresident corporation or individual that does not meet the requirements summarized above, proceeds obtained from the sale or disposition of shares will be subject to a 25% tax on the full sales price.  Under certain circumstances, and provided certain requirements set forth by the Mexican Income Tax Law are complied with, nonresident corporations and individuals, alternatively, may elect to pay a 30% (29% in 2013 and 28% in subsequent years) on the gain obtained from the transaction.

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

U.S. Federal Income Tax Considerations

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

U.S. Information Reporting and Backup Withholding Requirements

In general, information reporting requirements will apply to payments by a paying agent within the United States to a non-corporate (or other non-exempt) U.S. holder of dividends in respect of the Series B shares or ADSs or the proceeds received on the sale or other disposition of the Series B shares or ADSs, and backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent on a properly completed Internal Revenue Service W-9 or otherwise comply with the applicable requirements of the backup withholding rules.  Amounts withheld as backup withholding will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

U.S. Federal Income Tax Consequences for Non-U.S. holders

Distributions

A holder or beneficial owner of Series B shares or ADSs that is not a U.S. holder for U.S. federal income tax purposes (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on Series B shares or ADSs.

Dispositions

A non-U.S. holder of Series B shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of Series B shares or ADSs.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the peso relative to the U.S. dollar.  Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month.  In 2009, 2010 and 2011, approximately 34.4%, 28.3% and 27.9% respectively, of our consolidated revenues were derived from passenger charges for international passengers.  In addition, a substantial portion of our contracts with commercial services are denominated in U.S. dollars.  In 2009, 2010 and 2011 approximately 30.1%, 36.2% and 27.9% respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars.  Substantially all of our other revenues are denominated in pesos.  We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment).  Based on a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2011, we estimate that our revenues would have increased by Ps. 159.1 million.

As of December 31, 2009, 2010 and 2011, 11.4%, 14.6% and 13.9% respectively, of our cash and cash equivalents were denominated in dollars.  Based on a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2011, we estimate that the value of our cash and cash equivalents would have increased by Ps. 20 million.

We did not have any foreign currency indebtedness at December 31, 2009, 2010 and 2011. In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.

At December 31, 2009, 2010 and 2011, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

We depend upon bank credit facilities to partially finance our operations.  These transactions expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in the relevant base rates (the banks charge interest at a rate based on the Tasa de Interés Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.75%

to 2.00%) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  We had approximately Ps. 696.6 million in floating rate debt at December 31, 2011.  In August and September 2010 we entered into three interest rate swap agreements to hedge interest rate risk on the outstanding long-term debt.  We entered into an interest rate swap agreement with Banco Santander for a nominal amount of Ps. 250.0 million which fixes TIEE at 6.37%. The fair value of this contract is Ps. 0.25 million. We entered into two interest rate swap agreements with BBVA Bancomer, one for a nominal value of Ps. 250 million, which fixes TIEE at 6.33% and has a fair value of Ps. 0.25 million and another for a nominal value of Ps. 100.0 million, which fixes TIEE at 6.21% and has a fair value of Ps. 0.10 million. Under these agreements, the Company receives floating rate coupon payments in Mexican pesos at an annual interest rate of TIIE in exchange for fixed rate coupon payments in Mexican Pesos at the interest rates described above.  For more information regarding our economic hedging transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

Fees payable by the depositary

From January 1, 2011 through December 31, 2011, the depositary did not reimburse or otherwise pay us any compensation in connection with the ADS program.  Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), underwriting fees and legal fees.

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

Item 14.                                                  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                                                  Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2011 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  We conducted an assessment of the effectiveness as of December 31, 2011 of our internal controls over financial reporting using the criteria set for in the “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, as stated in the report attached included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.                                                  [Reserved]

Item 16A.                                         Audit Committee Financial Expert

Our board of directors designated Guillermo Ortiz Martinez, an independent director as required by the Mexican Securities Market Law and applicable NYSE listing standards, as an “audit committee financial expert” within the meaning of this Item 16A at a meeting of our board of directors on June 1, 2010.  The audit committee has confirmed Mr. Ortiz Martinez as the audit committee financial expert, replacing the previous audit committee financial expert who recently resigned.  See “Item 6.  Directors, Senior Management and Employees—Directors.”

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

Item 16C.                                         Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2010 and 2011:

	Year ended December 31,
	2010		2011
	(thousands of nominal pesos)
Audit fees	12,345		12,663
Audit-related fees	—		1,760
Total fees	Ps.	12,345	Ps.	14,423

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers, S.C. in connection with the audit of our annual financial statements and the review of our interim financial statements as well as statutory and regulatory audits.

Audit-related fees represent accounting services provided in relation to our adoption of IFRS.

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

2010	(a) Total number of shares purchased(1)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31			—	—
June 1-30			—	—
July 1-31			—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2010 Total			—	—

2011
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2011 Total	—	—	—	—

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

•                  Our Audit Committee submits an annual report regarding its activities to our Board of Directors.

•                  The duties of our Audit Committee include, among others, the following:

•                    overseeing of our internal auditing and

NYSE Standards	Our Corporate Governance Practice

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

NYSE Standards	Our Corporate Governance Practice

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

Item 16H.                                        Mine Safety Disclosure

Not applicable.

PART III

Item 17.                                                  Financial Statements

Not applicable.

Item 18.                                                  Financial Statements

See pages F-1 through F-57.  The following is an index to the financial statements:

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

8.1	List of material subsidiaries of the Company.

11.1	Code of Ethics (incorporated by reference to our Form 20-F filed on June 16, 2004).

12.1	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers, S.C.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

	By:	/s/ Adolfo Castro Rivas
		Name:	Adolfo Castro Rivas
		Title:	Chief Executive Officer

Dated: March 30, 2012

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Audited Financial Statements

December 31, 2009, 2010 and 2011

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Audited Financial Statements

Index

December 31, 2009, 2010 and 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Grupo Aeroportuario del Sureste, S. A. B. de C. V., and its subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholder’s equity, and of cash flows present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries (“Company”), at December 31, 2011 and 2010, and the consolidated results of their operations and their consolidated statement of cash flows for each of the three years in the period ended on December 31, 2011, in conformity with Mexican Financial Reporting Standards, as adopted by Mexico (MFRS).  Also in our opinion, the Company maintained, in all material respects, effective internal control over its financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 15.  Our responsibility is to express opinions on these consolidated financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Mexico.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of the internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

As described in the Note 3 to the consolidated financial statements, as of January 1, 2012 the Company adopted International Financial Reporting Standards (IFRS) as the accounting framework for the preparation of its consolidated financial information in order to comply as with the provisions established by the Mexican National Banking and Securities Commission and the provisions of the Interpretation to MFRS, IMFRS 19 “Change related to the adoption of IFRS”.

As discussed in Note 7 to the consolidated financial statements, the Company changed the manner in which it accounts for concessions in 2010.

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

Mexico City, March 30, 2012

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Consolidated Balance Sheets

(Note 1 to 4)

December 31, 2009, 2010 and 2011

Expressed in thousands of Mexican Pesos, as explained in (Note 2)

	December 31,
	2010		2011
ASSETS

Current assets:
Cash and cash equivalents	Ps.	1,442,879	Ps.	1,529,667
Accounts receivable - Net (Note 5)	389,960		462,102
Recoverable taxes and other current assets	836,649		821,438

Total current assets	2,669,488		2,813,207

Land, machinery and furniture (Note 6)	305,629		306,504
Intangible asset - Airport concessions - Net (Notes 7 and 8)	14,945,330		15,405,490
Recoverable asset tax	84,544		73,082
Deferred income tax and employees’ statutory profit sharing (Note 14)	2,905		3,862
Deferred flat tax (Note 14)	206,019		201,125

Total assets	Ps.	18,213,915	Ps.	18,803,270

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Trade accounts payable	Ps.	10,738	Ps.	28,876
Bank loans (Note 10)	243,102		374,640
Accrued expenses and other accounts payable (Note 9)	242,820		335,098

Total current liabilities	496,660		738,614

LONG-TERM LIABILITIES:
Bank loans (Note 10)	647,503		321,950
Deferred income tax (Note 14)	1,461,089		1,385,685
Deferred flat tax (Note 14)	801,389		854,028
Seniority premiums and personnel severance pay (Note 4j.)	11,817		15,180

Total liabilities	3,418,458		3,315,457

Stockholders’ equity (Note 11):
Capital stock	12,799,204		12,799,204
Legal reserve	287,117		350,875
Retained earnings	1,709,136		2,337,734

Total stockholders’ equity	14,795,457		15,487,813

Commitments and contingencies (Note 17)

Total liabilities and stockholders’ equity	Ps.	18,213,915	Ps.	18,803,270

The accompanying nineteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on February 27, 2012 by the undersigned officer.

C.P.C. Adolfo Castro Rivas
Chief Executive Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Consolidated Statements of Income

For the years ended December 31, 2009, 2010 and 2011

Expressed in thousands of Mexican Pesos, as explained in (Note 2),

except earnings per share amounts

	For the years
	ended December 31,
	2009		2010		2011
REVENUES:
Aeronautical services	Ps.	2,042,647	Ps.	2,283,164	Ps.	2,498,344
Non-aeronautical services	1,088,537		1,211,072		1,360,938
Construction services (Notes 7 and 8)	—		741,236		714,024

Total revenues	3,131,184		4,235,472		4,573,306

OPERATING COSTS AND EXPENSES:
Cost of services	788,562		948,730		905,261
Cost of construction	—		741,236		714,024
Technical assistance fee (Notes 7 and 8)	103,518		110,712		130,381
Government concession fee	150,559		166,752		178,342
General and administrative expenses	121,708		164,506		168,063
Depreciation and amortization	629,507		379,210		382,740

Total cost and operating expenses	1,793,854		2,511,146		2,478,811

COMPREHENSIVE FINANCING RESULT:
Interest receivable	68,136		54,444		66,727
Interest payable	(24,295)		(39,874)		(39,420)
Exchange (losses) gains, net	(21,122)		12,749		20,724
(Loss) gains on valuation of derivative financial instruments (Note 4c.).	(2,563)		(700)		2,661

Net comprehensive financing income	20,156		26,619		50,692

Non ordinary items	(15,384)		(804)		239

Income before taxes on profits	1,342,102		1,750,141		2,145,426

Taxes on profits (Note 14):
Asset tax	60,654		11,462		11,462
Income tax	320,331		427,992		473,401
Flat tax	163,707		35,544		68,207

Net income for the year	Ps.	797,410	Ps.	1,275,143	Ps	1,592,356

Earnings per share expressed in Mexican pesos (Note 11)	Ps.	2.66	Ps.	4.25	Ps	5.31

The accompanying nineteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on February 27, 2012 by the undersigned officer.

C.P.C. Adolfo Castro Rivas
Chief Executive Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Consolidated Statements of Changes in Stockholders’ Equity

(Note 10)

For the years ended December 31, 2009, 2010 and 2011

Expressed in thousands of Mexican Pesos, as explained in (Note 2)

							Total
	Capital		Legal		Retained		stockholders’
	stock		reserve		earnings		equity

Balance at January 1, 2009	Ps.	12,799,204	Ps.	194,044	Ps.	1,961,748	Ps.	14,954,996

Transfer to legal reserve			52,473		(52,473)		—

Dividends paid					(1,884,000)		(1,884,000)

Income tax paid on dividends					(10,711)		(10,711)

Comprehensive income					797,410		797,410

Balance at December 31, 2009	12,799,204		246,517		811,974		13,857,695

Recognition of IMFRS-17 “service concession contracts” (Note 11)					412,619		412,619

Transfer to legal reserve			40,600		(40,600)		—

Dividends paid					(750,000)		(750,000)

Comprehensive income					1,275,143		1,275,143

Balance at December 31, 2010	12,799,204		287,117		1,709,136		14,795,457

Transfer to legal reserve			63,758		(63,758)		—

Dividends paid					(900,000)		(900,000)

Comprehensive income					1,592,356		1,592,356

Balance at December 31, 2011	Ps.	12,799,204	Ps.	350,875	Ps.	2,337,734	Ps.	15,487,813

The accompanying nineteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on February 27, 2012 by the undersigned officer.

C.P.C. Adolfo Castro Rivas
Chief Executive Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Consolidated Statements of Cash Flows

For the years ended on December 31, 2009, 2010 and 2011

Expressed in thousands of Mexican Pesos, as explained in (Note 2)

	For the year
	ended December 31,
	2009		2010		2011
Operating activities

Income before taxes on profits	Ps.	1,342,102	Ps.	1,750,141	Ps.	2,145,426

Items related to investing activities:
Depreciation and amortization	629,507		379,210		382,740
Deferred employees’ statutory profit sharing (Note 14)	(2,421)		(484)		(957)
Interest income	(68,136)		(54,444)		(66,727)

Variation in operating assets and liabilities:
Accounts receivable	(13,965)		(14,795)		(72,142)
Recoverable taxes and other current assets	189,032		(24,986)		46,428
Income taxes paid	(259,302)		(222,206)		(290,696)
Trade accounts payable, accrued expenses and other payables	(440,010)		34,840		27,214
Cancellation of income tax on dividends	(10,711)		—		—

Net cash flow provided by operating activities	1,366,096		1,847,276		2,171,286

Investing activities

Improvements to concessioned assets and acquisition, of furniture and equipment	(676,665)		(719,904)		(757,894)
Interest income	68,136		54,444		66,727

Net cash used in investing activities	(608,529)		(665,460)		(691,167)

Surplus cash to be applied to financing activities:

Financing activities

Bank loans received (Note 10)	600,000		920,000		50,000
Bank loans paid (Note 10)	(54,545)		(574,621)		(243,331)
Dividends paid	(1,884,000)		(750,000)		(900,000)
Income tax on dividends paid	(191,130)		(295,720)		(300,000)

Net cash flows used in financing activities	(1,529,675)		(700,341)		(1,393,331)

(Decrease) increase in cash and cash equivalents	(772,108)		481,475		86,788

Cash and cash equivalents, beginning of period	1,733,512		961,404		1,442,879

Cash and cash equivalents, end of period	Ps.	961,404	Ps.	1,442,879	Ps.	1,529,667

The accompanying nineteen notes are an integral part of these consolidated financial statements, which were authorized for issuance on February 27, 2012 by the undersigned officer.

C.P.C. Adolfo Castro Rivas
Chief Executive Officer
Grupo Aeroportuario del Sureste, S. A. B. de C. V.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

Expressed in thousands of mexican pesos, as explained in (Note 2),

except number of shares, share amounts and exchange rates

Note 1 - Company history and operations:

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

On June 19, 2007, as a result of the tender offers initiated for the acquisition of Series “B” shares held in the US and Mexico markets, Servicios Estrategia Patrimonial, S. A. de C. V. and Agrupacion Aeroportuaria Internacional II, S. A. de C. V., entities indirectly owned and controlled by an individual, acquired 19.91%  of the Series B shares.

On the basis of the foregoing, at December 31, 2009, ITA was an entity held 51% by an individual and 49% by Copenhagen Airports S/A.  ITA owned all of the outstanding Series BB shares which represent 7.65% of the total outstanding shares of ASUR.

On October 13, 2010, Copenhagen Airports A/S transferred its shares to the individual, who as a result, indirectly held 100% of the shares in ITA.

On November 8, 2011, it was announced that Grupo ADO, S. A. C. V. would purchase from the individual 49% of ITA shares and 37,746,290 series “B” Shares (equivalent to 12.58% of total shares) he previously held. On January 4, 2012 the transaction was completed upon the receipt of the necessary approvals from third parties and authorities.

Series BB shares held by ITA grant ITA certain rights including the right to name two members of the Board of Directors of the Company, and veto rights with respect to certain corporate shares and rights, including the right to name and remove the chief executive officer, and half of the members of the Company’s Executive Management.

Note 2 - Basis for preparation:

a)           Basis

The accompanying consolidated financial statements have been prepared for presentation to the Board of Directors and to comply with the Mexican Financial Reporting Standards (MFRS) so as to provide a reasonable presentation of the Company’s financial position.

The Company has prepared its consolidated statement of income using the functional classification of its components, whose principal feature is the general grouping of costs and expenses. This classification of costs and expenses allows for greater understanding of the Company’s operations.  The operating profit for the years ended December 31, 2011, 2010, and 2009 totals Ps.2,094,495, Ps.1,724,326 and Ps.1,337,330, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

b)           Effects of inflation on the financial information

Under the provisions of the MFRS B-10 “Effects of inflation”, the Mexican economy is currently considered a non-inflationary environment, since accumulated inflation over the previous three years is below 26% (the higher limit for an economy to be considered non-inflationary).  Consequently, as of January 1, 2008, companies are required to suspend recognition of the effects of inflation on the financial information (suspension of inflationary accounting).  As a result of the foregoing, the amounts at December 31, 2011 and 2010 contained in the consolidated financial statements are presented in historical Mexican pesos, modified by the effects of inflation on the financial information recognized up to December 31, 2007.

The following table shows inflation percentages for:

	December 31,
	2010	2011

For the year	4.40%	3.82%
Accumulated in the three last years	15.19%	12.26%

The Company identified the following currencies in accordance with the provisions of MFRS B-15 for the preparation of financial information:

Currency
Type	2010	2011

Local posting	Mexican peso	Mexican peso
Functional	Mexican peso	Mexican peso
Reporting	Mexican peso	Mexican peso

In light of the fact that the posting, functional and reporting currency is the Mexican peso, it was not necessary to carry out foreign currency conversions.

c)            New mexican financial reporting standards effective January 1, 2011

The following MFRS issued by the Mexican Financial Reporting Standards Board (CINIF) went into effect as from January 1, 2011, and they have been adopted by the Company in preparing its consolidated financial statements.  Note 3 discloses new accounting policies and, if applicable, the effects of their adoption.

MFRS B-5 “Segment Financial Information”: Sets out the general standards to disclose financial information and allows the users of such information the user of such information to analyze the entity from the same perspective as management.  The standard provides for the consistent presentation of segment financial information in the financial statements.  The Company believes that the segment financial information included in the notes to the consolidated financial statements complies with the requirements established by the new MFRS.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

MFRS B-9 “Financial Information at Interim Dates”: Establishes standards for the determination and presentation of external interim financial information requiring the presentation of condensed balance sheet, statement of income, statement of changes in stockholders’ equity, cash flows, and notes to the financial statements.  The Company believes that the adoption of this standard did not have an impact on the financial statements.

MFRS C-4 “Inventories”: Replaces the prior C-4 standard effective until December 31, 2010 and provides specific guidance in relation to valuation, presentation and disclosure for the initial and subsequent recognition of inventory. Additionally it removes the direct cost method as an allowed valuation system and the inventory cost allocation formula denominated last in first out (LIFO) method.  The adoption of this standard did not have an impact on the Company as the Company uses the average cost method for the valuation of its inventory.

MFRS C-5 “Advance payments”, applicable retrospectively, establishes, among other things, guidance on the valuation, presentation and disclosure related to advance payments made.  In particular, it establishes that advance payments for the purchase of inventory, real estate, machinery and equipment should be separately presented under “Advance Payments” within the Balance Sheet and not included in inventory or property, machinery and equipment as previously permitted. This standard came into effect on January 1, 2011. The adoption of this standard did not have an impact on the Company.

MFRS C-6 “Property, plant and equipment”, provides special rules for valuation, presentation and disclosure relating to property, plant and equipment, using depreciable value and acquisition cost less salvage value.  This standard is effective for periods beginning after January 1, 2011, except for the provisions relating to the separation of items of property, plant and equipment that have a distinctly different life into.  The provisions for relating to the separation into separate components are effective for fiscal years beginning on or after January 1, 2012.  The adoption of this standard did not have an impact on the Company.

MFRS C-18 “Obligations associated with the retirement of property, plant and equipment”, effective for periods beginning after January 1, 2011, states the special rules for the initial and subsequent recognition of a provision relating to the responsibilities associated with asset retirement obligations.  The Company believes that the adoption of this standard did not have a significant impact.

IMFRS-19 “Changes related to the adoption of International Financial Reporting Standards (IFRS)”.  Requires disclosures within the financial statements resulting from the IFRS adoption process relating to the reason for the IFRS adoption, the adoption date, and the estimated amounts of significant adjustments to the Company’s financial statements resulting from the adoption of IFRS.

Significant changes described in Note 3 represent the Company’s best estimate at the date of issuance of these financial statements. The information presented is preliminary and may be subject to changes resulting from changes to current IFRSs in effect or by the issuance of new IFRS standards.

d)           Authorization of the consolidated financial statements

The attached consolidated financial statements and the notes thereto were authorized for publication on February 27, 2012 by the Chief Executive Officer, except for Note 19 which was approved on March 30, 2012.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

Note 3 - Adoption of International Financial Reporting Standards (IFRS):

As of January 1, 2012 the Company adopted IFRS as the accounting framework for the preparation of its financial information in order to comply with the provisions established by the CNBV.  Also, in compliance with IMFRS 19 “Change related to the adoption of International Financial Reporting Standards” below are the preliminary amounts of accumulated significant changes in the consolidated net equity as of January 1, 2011:

Significant effects in the consolidated net equity resulting from the adoption of IFRS as of January 1, 2011

Item	Description	Capital Stock	Retained earnings	Legal reserve	Stockholders’ equity

Labor liabilities	Elimination of severance liabilities under MFRS D-3 and the creation of a liability under IAS 19. Net		$7,835		$7,835
Deferred employee profit sharing	Reversal of deferred employee profit sharing as it is outside the scope of IAS 12		(2,905)		(2,905)
Creation of a reserve for vacations	Recognition of accrued vacation rights not used by year-end		(18,339)		(18,339)
Deferred Assets (income tax and flat tax)	Impact on deferred income tax and flat asset tax derived from the recognition of provisions for vacations and employee benefits		3,534		3,534
Capital stock	Elimination of inflation accounting	$(5,031,928)			(5,031,928)
Legal reserve	Elimination of inflation accounting			$(23,025)	(23,025)
Capital stock and legal reserve	Reclassification of inflation accounting of capital stock and legal reserve to retained earnings		5,054,953		5,054,953

		$(5,031,928)	$5,045,078	$(23,025)	$(9,875)

The significant changes described above represent the best estimate by the Company´s management at the date of these financial statements as a result of the preliminary nature of the information presented and may be subject to changes arising from changes to current IFRSs in effect or by the issuance of new IFRS standards.

Below is a description of significant changes in accounting policies for key areas:

a)           Labor liabilities and employee profit sharing

At the adoption date, the Company eliminated the liability relating to deferred profit sharing and severance as an adjustment to opening balance sheet.

b)           Creation of a reserve for unused vacations

At the adoption date, the Company recognized an accrual for the vacation rights not used by year-end.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

c)            Deferred taxes and/or income tax bases

The Company has determined that it must recognize both forms of taxes (income tax or flat tax in each one of its subsidiaries)  for the determination of deferred taxes based on its income projections. No related adjustments were determined as of the transition date.

The Company determined only the effects of deferred income tax and flat tax on the adjustments in the opening balance sheet at the date transition, January 1, 2011.

d)           Inflation

The Company determined the inflationary effects relating to the capital stock and legal reserve accounts should be eliminated in accordance with International Accounting Standards “IAS” 21 and 29, in effect at the adoption date.

Based on IFRS 1, the Company has determined, it does not have to eliminate the effects of inflation on concessions. This due to the decision of the Company to apply the transition rules of IFRIC 12 as part of the initial adoption of IFRS 1, which allows for the exception from retrospective application in cases where the “impracticability” of reconstructing asset balances is too significant. Therefore, the Company has recorded as opening balances for the adoption of IFRIC 12, the account balances previously registered under Mexican FRS, which contain the effects of inflation through December 31, 2007.

Additional considerations relating to the initial adoption process are as follows:

Information systems - The Company´s management considers that its information system did not have a significant impact as a result of the IFRS adoption. The Company has determined that the IFRS financial statements to be presented will be at a consolidated level only because its subsidiaries will continue reporting under Mexican FRS for statutory purposes.  As a result, the Company has developed in parallel, financial reporting under IFRS and Mexican FRS for its subsidiaries.

Note 4 - Summary of significant accounting policies:

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

a)           Consolidation:

The consolidated subsidiaries of the Company are:

	Ownership interest (%)
Subsidiary	2010	2011

Aeropuerto de Cancún, S. A. de C. V. (1)	99.99%	99.99%
Aeropuerto de Cozumel, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Mérida, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Huatulco, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Oaxaca, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Veracruz, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Villahermosa, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Tapachula, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Minatitlán, S. A. de C. V.	99.99%	99.99%
RH Asur, S. A. de C. V.	99.99%	99.99%
Servicios Aeroportuarios del Sureste, S. A. de C. V.	99.99%	99.99%

(1)                 Holding entity that consolidates subsidiaries Caribbean Logistics, S. A. de C. V., Cancun Aiport Services, S. A. de C. V., FBO Asur, S. A. de C. V., and Cargo RF, S. A. de C. V.

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

All significant balances and transactions among the consolidated companies have been eliminated for consolidation purposes. Consolidation was carried out on the basis of audited financial statements of the subsidiaries.  (See Note 18).

b)           Cash and cash equivalents:

Cash and cash equivalents include cash, bank deposits and other highly liquid temporary investments with low risk of changes in value with original maturities of three months or less.  As of December 31, 2011 and 2010, cash and cash equivalents consisted primarily of money market investments and short-term bonds issued by the Mexican federal government that are valued at market price.

c)           Derivative financial instruments:

With the goal of reducing the risk attributable to adverse movements in interest rates on long term bank loans contracted and other interest-bearing liabilities recognized in the balance sheet (see Note 10), the Company’s management has entered into derivative financial instrument interest rate swaps that convert its interest payment profile from variable rate to fixed rate.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

The counterparties to our derivative transactions are well known institutions and there are limits established for each institution.  The Company’s policy is not to engage in derivatives transactions for speculative purposes.

The Company recognizes in the balance sheet all the assets and liabilities arising from operations with derivative financial instruments at fair value.  The fair value of each swap is the present value cash flow difference between the floating and fixed position at the contract specified dates (for the corresponding swap).  The discount rate used for the swaps curve is the Interest Rate Swap (“IRS”) discount for the remaining term (difference in days between the expiration date of the swap and the valuation date).

Following are the Company´s contracts for interest rate swaps as of December 31, 2011 and 2010:

	Fair Value						Date		Rate
					Notional				Variable
Institution	2010		2011		amount		Beginning	Expiring	(TIIE)	Fixed

Banco Santander, S.A.	Ps.	1,404	Ps.	248	Ps.	250,000	31-Aug-09	14-May-12	4.89%	6.37%
BBVA Bancomer, S.A.	1,404		259		250,000		18-Aug-09	21-May-12	4.90%	6.33%
BBVA Bancomer, S.A.	455		94		100,000		31-Jul-09	25-May-12	4.80%	6.21%

	Ps.	3,263	Ps.	601	Ps.	600,000

The Variable rate is based on the Tasa de Interes Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) presented.

The primary obligations to which the Company is subject to depend upon the contractual obligations and conditions established for each of the aforementioned swaps.  As of December 31, 2011, the fair value represents the maximum exposure for the Company.  Recognition of fair value is presented in the Balance Sheet within accounts payable and accrued expenses.

The credit risk associated with derivative financial instruments described below in Mexican pesos:

		Credit Valuation
Instrument		Adjustment (“CVA”)

Santander	6.37%	383.83
BBVA	6.33%	391.98
BBVA	6.21%	101.06

The gain or loss for the period resulted from fluctuations in interest rates.  Fair value is reduced because it represents a liability for the Company and taking into account the credit risk of the Company, this reduces what the Company can afford by taking into account its credit rating.  The Company did not provide collateral for the swaps.

d)           Embedded derivative instruments covered by the lease and derivative financial instrument agreement:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

The Company identified an embedded foreign currency derivative with a fair value of Ps. 764 ($1,070 in 2010) associated with an operating lease agreement, whose payments are denominated in U.S. dollars, and entered into between parties whose functional currency is the Mexican peso.  This amount has been recorded in the consolidated balance sheet under accounts payable and accrued expenses.

e)            Operating leasing:

Rental of terminal space under operating leases.  Such leases stipulate either: i) fixed monthly rental fees, or ii) fees based on the greater of a minimum monthly rental fee and a specified percentage of the lessee’s monthly revenue. Access fees and other service revenues are recognized as services are provided.

f)             Land, furniture and equipment, net:

As of December 31, 2011 and 2010, machinery, furniture and equipment are expressed as follows: i) acquisitions subsequent to January 1, 2008 at their historical cost and ii) acquisitions made through December 31, 2007 at restated values determined by applying NCPI (National Consumer Price Index) factors up to December 31, 2007 to the historical cost of acquisition.  Land, furniture and equipment are tested annually for impairment only when indication of impairment is identified.  Consequently, these items are stated at their modified historical cost, less accumulated depreciation and, if any, impairment losses.

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

g)            Intangible assets - airport concessions, rights to use airport facilities, improvements to concessioned assets:

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

The acquisition costs of the nine airport concessions and the acquisition costs of rights acquired from other entities were allocated to the rights to use the airport facilities and to certain environmental liabilities assumed and the excess acquisition cost recorded as airport concessions.  The amounts

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser in 1999.  The amounts allocated to the environmental liabilities assumed were based on management’s best estimate of the actual costs to be incurred and reflect the terms of the agreement reached with the environmental authorities.  See Note 7.

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

Consequently, at December 31, 2011 and 2010, intangible assets grouped in the consolidated balance sheet under airport concessions are expressed at their modified historical cost.

h)           Review of the book value of intangible assets:

In accordance with Bulletin C-15 “Impairment of long-lived assets and their disposal”, intangible assets of definite life are amortized using the straight-line method over the life of the concession, and are tested annually for impairment when indicators of impairment are identified. As of December 31, 2011 and 2010, the Company’s management has not identified any signs of deterioration.

i)               Liability provisions:

Liability provisions represent present obligations for past events where the outflow of economic resources is probable. These provisions have been recorded based on management’s best estimation.

j)             Seniority premiums and employee severance pay:

The benefits offered by the Company to its employees, including the defined benefit plans, are described as follows:

The direct benefits (salary, overtime, holidays and leaves, paid absences payments, etc.) are recognized in income as they accrue and their corresponding liabilities are expressed at their nominal value, since they are short term items.  Paid absences are based on the legal or contractual provisions, and are non cumulative.

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

As of December 31, 2011 and 2010

Actuarial studies on employees’ benefits include the assumption of expected career salary increases.

k)           Stockholders’ Equity:

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

l)               Revenue recognition:

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

Non-aeronautical services revenues consist primarily of the leasing of space in the airport terminals, access fees received from third parties providing handling, catering and other services at the airports and miscellaneous other revenues which are recognized when earned.

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

As of December 31, 2011 and 2010

method.  Because the company hires a third party to provide construction services, income related to this service is equal to expenditures.

The table on the next page presents the Company’s revenue for the years ended December 31, 2011, 2010 and 2009, using the classifications established under the Airport Law and the Regulations thereto.

	Year ended
	December 31,
	2009		2010		2011
Regulated services:
Airport services	Ps.	2,150,540	Ps.	2,399,227	Ps.	2,616,440

Non-regulated services:
Airport services:
Access fees from non-permanent ground transportation	15,079		17,029		20,451
Car parking lots and related access fees	44,881		43,609		48,444
Other access fees	3,873		2,945		4,353
Commercial services	881,651		980,954		1,118,556
Other services	35,160		50,472		51,038

Total non-regulated services	980,644		1,095,009		1,242,842

Construction services	—		741,236		714,024

	Ps.	3,131,184	Ps.	4,235,472	Ps.	4,573,306

The allowance for doubtful accounts is recognized on the basis of studies conducted by the Company’s Management which undertakes an individual analysis of recoverability by each client and it is considered sufficient to absorb losses under policies established by the Company.

m)       Deferred Employees’ Statutory Profit Sharing (ESPS):

Deferred ESPS is recorded based on the comprehensive method of assets and liabilities, which consists of recording deferred ESPS for all existing differences between the book and tax values of assets and liabilities for which payment or recovery thereof is likely.

ESPS incurred and deferred is shown in the statement of income under cost of services.

n)           Deferred income tax, deferred flat tax and tax on dividends:

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

Under the provisions of NIF D-4 and INIF-8, the Company recognizes deferred flat tax, since its financial and tax projections indicate that the subsidiaries of the Group, with the exception of Aeropuerto de Cancún, S. A. de C. V. (individual), Cancún Airport Services, S. A. de C. V. and Grupo Aeroportuario del Sureste, S. A. B. de C. V. (individual) will essentially pay flat tax in the future.  See Note 14.

The tax resulting from the dividends paid in 2011 and 2010 was recognized under the provisions of MFRS D-4. This was recognized as a tax asset for the amount that will be offset against current and future income taxes for the next two years within the consolidated balance sheet. The Company offset against income tax $130,427, $415,628 and $275,203during 2009, 2010 and 2011 respectively relating to the tax on dividends.

o)           Comprehensive income:

Comprehensive income is comprised of the consolidated net income plus items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions.  The amounts of comprehensive income from 2009, 2010 and 2011 are expressed in pesos.

p)           Foreign currency operations and exchange income (loss):

Foreign currency transactions are initially recorded in posting currency applying the exchange rates in effect at the transaction date.  Assets and liabilities expressed in those currencies are translated at the exchange rate in effect at the consolidated balance sheet date.

Differences arising from fluctuations in exchange rates between the dates of transactions and the settlement or valuation at year end are recognized in income as a component of comprehensive consolidated financing. See Note 13.

q)           Earnings per share:

Basic earnings per share were computed by dividing income available to stockholders by the weighted-average number of shares outstanding.  The weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the years ended December 31, 2009, 2010 and 2011.  The earnings per basic ordinary share in 2009, 2010 and 2011 is expressed in pesos.  At December 31, 2009, 2010 and 2011, there were no outstanding dilutive instruments.

r)              Concentrations:

Approximately 77.35%, 78.57% and 79.27%, respectively of revenues, without including construction services, during the years ended December 31, 2009, 2010 and 2011, respectively, were generated from operations at the Cancún International Airport, see Note 18.

As of December 31, 2009, 2010 and 2011, the Company maintained its cash and cash equivalents with a major Mexican brokerage firm and other Mexican financial institutions.  The Company would be adversely affected in the event of non-performance by any of these institutions.  Management does not anticipate non-performance.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

s)             Segment reporting:

MFRS B-5 “Segmented financial information” requires the Company analyze its organizational structure and financial reporting system to identify different segments. For the years under review, the Company has operated the following business segments: Cancun Airport and Subsidiaries (“Cancun”), Villahermosa Airport (“Villahermosa”), Mérida International Airport (“Merida”), and Servicios Aeroportuarios del Sureste, S. A. de C. V. (Servicios).  The financial information of the remaining six airports, RH Asur, S. A. de C. V. and of the holding company (including the investment of ASUR in its subsidiaries) has been grouped under Others.  Those segments have been determined on the basis of geographical areas.

The above segments are managed independently, since services provided is determined and evaluated separately by Management. All airports render basically the same services to their clients.  Resources are assigned to segments based on their importance to the entity’s operations.  Operations between operating segments are recorded at arm’s length.

Note 18 shows income per segment based on the procedure followed by Management to analyze, direct and control the business, together with the operating income.  Other information is also shown, such as total assets, improvements to concessioned assets, acquisitions of furniture and equipment, amortization and depreciation for the year, per segment, in conformity with MFRS.

Note 5 - Trade receivables, net:

As of December 31, 2010 and 2011, trade receivables, net consist of the following:

	December 31,
	2010		2011

Trade receivables	Ps.	523,096	Ps.	593,208
Less: allowance for doubtful accounts	(133,136)		(131,106)

Total accounts receivable	Ps.	389,960	Ps.	462,102

During 2010 the Company increased the allowance for doubtful accounts at $ 127.228, following the suspension of operations of Grupo Mexicana. As of December 31, 2011 the provision for accounts receivable with Grupo Mexicana is still the same amount. On February 9, 2012 a federal judge issued a third extension to define the legal status of Mexicana.

On November 29, 2011 American Airlines, who represented 5.0%, 4.4% and 4.5% respectively of the Group’s revenues for the years ended December 31, 2009, 2010, and 2011, filed for Chapter 11 bankruptcy protection in the United States. As of December 31, 2011 and 2010 the balance receivable with American Airlines was $ 23,699 and $ 18,445 respectively. At the date of this report, American Airlines continues its normal operations at the Group’s airports. The Company´s Management considers that it is not necessary to increase the allowance for doubtful accounts at this time, as American Airlines continues to meet its contractual obligations with the Company under the original terms.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

The maturity analysis of these receivables is as follows

	December 31,
	2010		2011

Three months	Ps.	11,901	Ps.	16,174
Three to six months	3,073		18,506

Total allowance for doubtful accounts	Ps.	14,974	Ps.	34,680

Movements in the allowance for doubtful accounts are as follows:

Balance as of January 1, 2010		$8,308
Increase	138,674
Application	(13,846)

Balance as of December 31 2010	133,136
Increase	139
Application	(2,169)

Balance as of December 31 2011		$131,106

Note 6 - Land furniture and equipment:

The balance of land, machinery and equipment as of December 31, 2011 and 2010, is as follows:

	December 31,				Depreciation
	2010		2011		rate

Machinery, furniture and equipment, net	Ps.	32,953	Ps.	35,849	10% & 25%
Less: accumulated depreciation	(21,050)		(23,071)		other

	11,903		12,778
Land	293,726		293,726

	Ps.	305,629	Ps.	306,504

As a result of the adoption of MIFRS 17 on January 1, 2010, the Company has included, as part of intangible assets (under the airport concessions line item), property, plant, and equipment related to the airport concessions. A reclassification was made to airport concessions of $1,380,242 and accumulated depreciation of $196,732. The remaining balance under property plant and equipment at December 31, 2011 is made up of land (see Note 17c) and corporate furniture and equipment, that are not part of the concession assets that will be returned to the Mexican Government at the conclusion of the concession.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

Depreciation expense for the years ended December 31, 2009, 2010 and 2011 was Ps. 47,277 Ps.10,431 and Ps.2,156 , respectively.

Note 7 - Airport concessions:

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

			Remaining estimated
			useful life
			(years)
			2010	2011
Acquisition cost	Ps.	12,710,426
Allocated to:
Rights to use airport facilities:
Runways, taxiways, and aprons	Ps.	1,582,491	38	37
Buildings	511,858		38	37
Other infrastructure	132,067		38	37
Land	684,725		38	37

	2,911,141

Environmental liabilities	(15,529)
Airport concessions	9,814,814		38	37

Total	Ps.	12,710,426

The changes in the balances related to the airport concessions for the years presented are as follows:

	1/01/10	Acquisitions	Adjustments	31/12/10	Additions	Adjustments	31/12/11

Investment	$18,495,856	$361,857	$(13,032)	$18,844,681	$700,965	$(26,005)	$19,519,641
Right to operation direct commercial	90,952			90,952			90,952
Depreciation y amortization	(4,514,316)	(366,087)	9,020	(4,871,383)	(378,419)	22,655	(5,227,147)

	14,072,492			14,064,250			14,383,446

Land	150,769			150,769			150,769
Advances to contractors	184,290		(55,470)	128,820	82,767		211,587
Construction in progress	162,378	439,113		601,491	58,197		659,688

Total	$14,569,929	$434,883	$(59,482)	$14,945,330	$463,510	$(3,350)	$15,405,490

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

The total charge to income for amortization in the years ended on December 31, 2009, 2010 and 2011 was Ps.260,730, Ps.356,730 and Ps.378,419, respectively.

IMFRS-17 establishes that all infrastructure which the operator of a service concession is given access to by the grantor of the concession, as well as upgrades to assets under concession made by the operator, should be recognized as intangible assets, and these assets must be amortized over the period of the concession, in this case 50 years, or the remainder thereof.  As a result of the adoption of IMFRS-17, the Company has included all fixed assets, rights to use airport facilities and upgrades to assets under concession (see Notes, 6 and 8) as part of the concession value, and has modified amortization rates accordingly for the remaining concession period, using the straight-line method.

Under the category described above intangible asset-Airport concessions to December 31, 2010, was integrated as follows, after accounting reclassifications made to this area shown in this note:

December 31,
2010

Airport concessions	$9,814,814
Rights to use airport facilities, Net (a)	2,029,088
Improvements to concessioned assets, Net (b)	4,260,432
Land, Machinery, furniture and equipment, Net (c)	1,183,510
Others acquired rights (Note 8)	493,635
Rights to direct commercial operations, Net	24,950
Others	1,311

17,807,740
Accumulated amortization	(2,862,410)

Airport concessions	$14,945,330

(a) Rights to use airport facilities:

Rights	$2,911,141
Other rights acquired (see Note 8)	62,510
Others -	(29,681)
Accumulated amortization	(914,882)
Reclassification to airport concessions	(2,029,088)

Rights to use airport facilities	$—

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

(b) Improvements to concessioned assets:

Building	$1,680,827
Air side	1,803,901
Land side	346,237
Technical installations	328,579
Machinery and equipment	269,557
Security equipment	282,948
IT equipment	314,387
Others	69,760

5,096,196
Less: accumulated amortization	(835,764)
Reclassification to airport concessions	(4,260,432)

Improvements to concessioned assets, Net	$—

(c) Machinery, furniture and equipment:

Machinery and equipment	$184,833
Office furniture and equipment	154,343
Automotive equipment	183,171
Others	9,767

Total	532,114
Less: accumulated depreciation	(217,782)

314,332

Land	444,496
Construction in progress	601,491
Advances to contractors	128,820

1,489,139
Reclassification to airport concessions
(1,183,510)

Total machinery, furniture and equipment non concessioned	$305,629

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

As of December 31, 2011 and 2010

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

The comprehensive financing result (RIF) capitalized in 2009 is presented as follows:

Asset type	Amount of qualifying assets		RIF capitalized in the year		Annualized rate of capitalization

Improvements to concessioned assets	Ps.	130,142	Ps.	4,798	2.74%
Construction in progress	98,481		3,100		2.74%

Total RIF capitalized	Ps.	228,623	Ps.	7,898

The RIF capitalized in 2010 is presented as follows:

Asset type	Amount of qualifying assets		RIF capitalized in the year		Annualized rate of capitalization

Improvements to concessioned assets	Ps.	32,802	Ps.	783	2.43%
Construction in progress	191,050		4,233		2.43%

Total RIF capitalized	Ps.	223,852	Ps.	5,016

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

The RIF capitalized in 2011 is presented as follows:

Asset type	Amount of qualifying assets		RIF capitalized in the year		Annualized rate of capitalization

Improvements to concessioned assets	Ps.	83,418	Ps.	1,450	1.68%
Construction in progress	222,258		3,864		1.68%

Total RIF capitalized	Ps.	305,676	Ps.	5,314

Note 8 - Other rights acquired:

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

Upon acquiring Cancún Air, Dicas and Aeropremier, the Company assumed all of their rights and liabilities with third parties.

The acquisition cost of the rights has been allocated to the rights to use the underlying facilities based on depreciated asset replacement cost, as determined by an independent appraiser, with the excess allocated to airport concessions as follows:

			Remaining
			estimated
			useful lives
			as of December 31, 2009
			(years)
Acquisition cost	Ps.	556,145

Allocated to:
Rights to use:
Buildings	Ps.	59,694	16-38
Other infrastructure	2,816		1

	62,510
Airport concessions	493,635		1

Total	Ps.	556,145

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

As a result of adopting IMFRS-17, the amortization of the rights to use the underlying facilities is recorded on a straight-line basis over the estimated remaining useful lives of the concessions.

Note 9 - Accrued expenses and other payables:

As of December 31, 2010 and 2011, this account consists of the following:

	December 31,
	2010		2011

Taxes payable	Ps.	71,698	Ps.	93,295
Concession fees	40,750		41,627
Due to Shareholder - ITA	24,577		31,639
Other accruals	105,795		168,537

Total	Ps.	242,820	Ps.	335,098

Note 10 - Bank loans:

In May 2009, the Cancun Airport, S. A. C. V. (subsidiary) executed three term credit facilities, consisting of a Ps.250,000 three-year term credit facility from each of IXE Banco, Banco Santander and BBVA Bancomer.  The facilities each have 11 equal amortizations of principal, are denominated in pesos, and charge interest at a rate based on the Tasa de Interes Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.75% to 2.00%, and mature in May 2012.

During the years 2009 and 2010 and the Company made principal payments of Ps.54,545 and Ps.545,455, respectively and therefore, credit lines contracted in 2009 were cancelled.

In August 2010, the Cancun Airport, S. A. C. V. (subsidiary) executed two bank loans, of Ps. 350 and Ps.570 million with BBVA Bancomer S.A and Banco Nacional de Mexico, S. A.., respectively with three-year terms.  The facilities each have 9 equal payments of principal, are denominated in pesos, the interest rates are based on 28 TIIE, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.50% and mature in August 2013.

Additionally, in September 2011, the Veracruz Airport, S. A. C. V. (subsidiary) executed a simple 3 year line of credit payable in 9 installments in the amount of Ps. 50 million with Banco Nacional de Mexico, S. A.  This simple credit line is, denominated in Mexican pesos, with an interest rate based on the 28 day TIIE.

The proceeds of loans could be used for general corporate purposes, or to fund capital expenditures associated with our master development programs.  In 2010 and 2011, the Company made principal payments of Ps.29,166, and Ps.272,497, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

At December 31, 2010, the total outstanding amount drawn is shown below:

			Amortization		Commissions and		Term
Bank	Amount drawn		principal		interest - Net		Short		Long

BBVA Bancomer,
S. A.	Ps.	350,000	Ps.	(29,166)	Ps.	945	Ps.	115,719	Ps.	204,170
Banco Nacional de
México, S. A.	570,000				716		127,383		443,333

	Ps.	920,000	Ps.	(29,166)	Ps.	(229)	Ps.	243,102	Ps.	647,503

At December 31, 2011, the total outstanding amount drawn is shown below:

			Amortization		Commissions and		Term
Bank	Amount drawn		principal		interest - Net		Short		Long

BBVA Bancomer,
S. A.	Ps.	350,000	Ps.	(145,830)	Ps.	(328)	Ps.	116,336	Ps.	87,506
Banco Nacional de
México, S. A.	620,000		(126,667)		(585)		258,304		234,444

	Ps.	970,000	Ps.	(272,497)	Ps.	(913)	Ps.	374,640	Ps.	321,950

Financial obligations

The Banco Nacional de México, S. A. de C. V. requires the Company and its subsidiaries to maintain: a) a consolidated debt ratio of UAFIRDA (operating income before financing, taxes, depreciation and amortization, for its acronym in Spanish) equal to or under 2.0 to 1.0, b), consolidated stockholders’ equity equal to or above 50% of the stockholders’ equity balance at December 2009, and c) a ratio for consolidated gross financial expenses to UAFIRDA equal to or above 5.0 to 1.0.

In turn, the BBVA Bancomer, S. A. loanrequires the Company and its subsidiaries to ensure the following: a) a short-term current asset to current liabilities ratio not below 1.25 o 1.0; b) a ratio of total liabilities to stockholder’s equity not higher than 1.0 to 1.0, and c) a minimum ratio for financial expenses of UAFIRDA of 2.5 to 1.0.

At December 31, 2011 and 2010, the Company complied with the financial ratios of both banks.

In order to reduce the risk of adverse movements attributable to the profile of interest rates contracted for bank loans, the Company entered into contracts for interest rate swaps.  See Note 4c.

In the event of noncompliance of the financial covenants contained in the arrangements, the financial institutions have the right to claim the full payments of the loans.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

Note 11 - Stockholders’ equity:

At December 31, 2011, the minimum fixed capital with no withdrawal rights is of Ps.1,000 and the variable portion is of Ps.7,766,276 (nominal figure), comprised of 300,000,000 ordinary, nominative, Class I shares with no par value, fully subscribed and paid in.  The variable portion of the capital stock is comprised of ordinary nominative Class II shares.  The shares will have the features determined at the Stockholders’ Meeting at which issuance thereof is authorized. Shares are comprised as shown below:

Number
of shares	Description	Amount

277,050,000	Series B	Ps.	7,173,079
22,950,000	Series BB	594,197

300,000,000	Minimum capital	7,767,276

	Accumulated restatement effect	5,031,928

	Capital stock at December 31, 2011	Ps.	12,799,204

Additionally, at December 31, 2011, the historical value and the restatement effect determined by applying CPI rates to historical cost of stockholders, equity are as shown below:

	Value
Item	Historical		Restated		Total

Fixed capital stock	Ps.	7,767,276	Ps.	5,031,928	Ps.	12,799,204
Legal reserve	333,260		17,615		350,875
Retained earnings	3,423,819		(1,086,085)		2,337,734

Total	Ps.	11,524,355	Ps.	3,963,458	Ps.	15,487,813

ASUR is legally required to allocate at least 5% of its unconsolidated annual net income to a legal reserve fund.  This allocation must continue until the reserve is equal to 20% of the issued and outstanding capital stock of the Company. Mexican corporations may only pay dividends on retained earnings after the reserve fund for the year has been set up. As of December 31, 2010 and 2011, ASUR and its subsidiaries transferred Ps.40,600 and Ps.63,758, respectively, from retained earnings to legal reserve.  At the April 25, 2008 General Meeting, the stockholders agreed to establish a maximum amount for repurchase of shares of Ps. 678,946 pesos.  As of December 31, 2011 and 2010, the reserve has a zero balance.

Dividends

At the April 23, 2009 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps.1,884,000 (nominal), which gave rise to income tax on dividends of Ps.191,130 (nominal) since those dividends were not paid from the After-tax Earnings Account.  The Company recognized a receivable tax balance in the consolidated balance sheet of Ps.180,419 (nominal), since the tax may be offset against the Income Tax (ISR) incurred in the current and the following two years or against the Flat Tax for the period, as established in the taxation provisions currently in effect.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

At the April 26, 2010 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps.750,000 (nominal), which gave rise to income tax on dividends of Ps.295,720 (nominal) since those dividends were not paid from the After-tax Earnings Account.  The Company recognized a receivable tax balance in the balance sheet of Ps.180,419 since the tax may be offset against the Income Tax (ISR) incurred in the current year and the following two years or against the Flat Tax for the period, as established in the tax provisions currently in effect.

At the April 27, 2011 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps.900,000 (nominal), which gave rise to income tax on dividends of Ps.300,000 (nominal) since those dividends were not paid from the After-tax Earnings Account.  The Company recognized a receivable tax balance in the balance sheet of Ps.300,000 since the tax may be offset against the Income Tax (ISR) incurred in the following two years, as established in the tax provisions currently in effect.

Dividends are tax free if paid out of the CUFIN (After-tax Earnings Account).  Dividends paid in excess of the CUFIN balances are subject to a tax equivalent to 42.86%, 2012, 40.85% in 2013 and 39.89% beginning January 1, 2014.  Tax due is payable by the Company and it may be credited against Income Tax for the year or Income Tax for the two immediately following fiscal years, or against the Flat Tax for the year.  Dividends paid from previously taxed earnings are not subject to any tax withholding or payment.

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

Accumulated depreciation of machinery and equipment	Ps.	68,834
Accumulated depreciation of improvement of concessioned assets	412,560
Accumulated depreciation of rights to use concessioned assets	66,885
Deferred income tax (See Note 14)	(108,454)
Deferred flat rate tax (See Note 14)	(27,206)

	Ps.	412,619

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

Note 12 - Rentals under operating leases:

The Company leases commercial space inside and outside the terminals to third parties under operating lease agreements.  Following is a schedule per years of minimum future rentals on non cancelable operating leases considering minimum guaranteed leases per passenger as of December 31, 2011.

Year ending December 31:
2012	Ps.	1,331,277
2013	467,362
2014	420,450
2015	372,786
2016 y 2017	421,082

Total	Ps.	3,012,957

Note 13 - Foreign currency balances and transactions:

The balances presented in this note are expressed in thousands of United States Dollars (US$). The foreign currency position of monetary items at December 31, 2010 and 2011 were as follows:

	Foreign currency amounts		Period end Exchange rate		Mexican pesos
	(thousands)				(thousands)
December 31, 2010
Assets:
Cash and cash equivalents	US$	11,740	Ps	12.3496	Ps.	144,985
Prepaid advances	1,489		12.3496		18,389
Deposits	82		12.3496		1,013
Clients	3,709		12.3496		45,805
Liabilities:
Accrued expenses and other balances payables	US$	(430)	Ps	12.3496	Ps.	(5,310)
Deposits	(1,636)			12.3496		(20,204)

Net long position	US$	14,954			Ps.	184,678

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

	Foreign currency amounts		Period end Exchange rate		Mexican pesos
	(thousands)				(thousands)
December 31, 2011
Assets:
Cash and cash equivalents	US$	7,922	Ps	13.95	Ps.	110,498
Prepaid advances	2,114		13.95		29,491
Deposits	151		13.95		2,100
Clients	4,473		13.95		62,383
Liabilities:
Accrued expenses and other balances payables	US$	(108)	Ps	13.95	Ps.	(1,506)
Deposits	(1,694)			13.95	(23,627)

Net long position	US$	12,858			Ps.	179,339

The principal foreign currency transactions during the year ended December 31, 2009, 2010 and 2011, were as follows:

	Foreign currency amounts		Average exchange rate		Mexican pesos
	(thousands)				(thousands)
Year ended December 31, 2009:
Statement of income:
Professional services expenses	US$	2,184	Ps.	13.2230	Ps.	28,879
Other	3,877		13.3330		51,692

Year ended December 31, 2010:
Income statement:
Professional services expenses	US$	1,851	Ps.	12.2950	Ps.	22,758
Other	4,460		12.5823		56,117

Year ended December 31, 2011:
Income statement:
Professional services expenses	US$	1,784	Ps.	12.5511	Ps.	22,393
Other	5,803		12.6480		73,394

The Peso-USD exchange rate at December 31, 2011 and 2010 was $13.95 and $12.34, respectively.  At the date of issuance of the consolidated financial statements (March 30, 2012), the exchange rate was $12.84 to the US dollar.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

Note 14 - Income tax, asset tax and flat tax:

The Company does not file a consolidated tax return.

a)            Income Tax:

In 2009, 2010 and 2011 the Company determined tax losses in its subsidiaries of Ps. 140,381,  Ps. 81,510 and Ps71,782, respectively, and tax profits in 2009, 2010 and 2011 of Ps.1,711,510,  Ps.1,799,739 and Ps.2,178,410, respectively. Tax profits were reduced in 2009, 2010 and 2011 due to amortization of prior years’ tax losses of Ps.1,396,425, Ps.306,869 and Ps. 349,063 respectively which expire at the end of the concession.  Based on its financial and tax projections, the Company determined that the tax basically payable in the future by the Subsidiaries Aeropuerto de Cancún, S. A. de C. V., Cancún Airport Services, S. A. de C. V. and by Grupo Aeroportuario del Sureste, S.A.B. de C.V. (individual) would be the income tax, and it has therefore recorded deferred income tax in those Subsidiaries on that bases using the enacted tax rates.

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

For the years ended December 31, 2009, 2010 and 2011, the income tax provision was composed as follows:

	For the years
	ended December 31,
	2009		2010		2011

Current income tax	Ps.	88,224	Ps.	447,861	Ps.	548,805
Deferred income tax	232,107		(19,869)		(75,404)

Provision for income tax	Ps.	320,331	Ps.	427,992	Ps.	473,401

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

The reconciliation between the statutory and effective income tax rates is shown below:

	For the years
	ended December 31,
	2009		2010		2011

Income before statutory income tax	Ps.	1,342,102	Ps.	1,750,141	Ps.	2,145,426

Less: income from subsidiaries
subject to flat tax	(134,689)		(204,334)		(308,362)
Income before statutory
income tax	1,207,413		1,545,807		1,837,064

Statutory income tax rate	28%		30%		30%

Income tax to statutory rate	338,076		463,742		551,119

Nondeductible expenses and other permanent differences	132		—		3,818
Nontaxable income	—		—		(7,915)
Cancellation of income tax of previous year					(36,068)
Annual adjustment for inflation	(5,565)		(7,512)		(9,432)
Discontinuation of inflation	(23,871)		(29,697)		(28,121)
Change in book and tax depreciation rates	—		—		1,459
Change in tax rate	11,559				—

Income tax provision	Ps.	320,331	Ps.	427,992	Ps.	473,401

Effective income tax rate	27%		28%		26%

The effects of temporary differences in deferred income tax are as follows:

	December 31,
	2010		2011
Deferred asset tax:
Other	Ps.	84,064	Ps.	63,278
Recoverable asset tax	393,531		393,531

	477,595		456,809
Deferred tax liabilities:
Airport concessions, rights to use airport facilities and machinery furniture, and equipment	(1,890,590)		(1,798,840)
Other	(48,094)		(43,654)

	(1,938,684)		(1,842,494)

Net deferred tax liabilities	Ps.	(1,461,089)	Ps.	(1,385,685)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

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

Employees’ statutory profit sharing (ESPS):

The Company is subject to payment of ESPS, which is calculated by applying the procedures established in the Income Tax Law. In 2009, 2010 and 2011, the Company determined ESPS of Ps.1,156, Ps.838, and Ps.490, respectively.  The ESPS taxable base differs from book result mainly due to the following: a) the Company recorded restated depreciation and the accrued exchange fluctuation for book purposes, while for ESPS purposes it recorded historical depreciation and the exchange fluctuation when it is due, b) the timing differences on which certain items accrue or are deducte for book and ESPS purposes and c)  permanent items that only affect the book result or ESPS for the year.  In 2009, 2010 and 2011, the Company determined a deferred ESPS asset of Ps.2,421, Ps.2,905 and Ps.3,862, respectively, for timing differences.

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

In 2010 and 2011, the Company wrote-off an asset tax balance in income for the period in the amount of Ps.11,462, respectively.  This sum will no longer be recoverable according to the mechanisms established under the IETU Law, which states that asset tax will be recovered gradually each year up to a maximum amount of 10% of the total asset tax paid over the 10 years prior to 2008.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

Based on the tax and financial projections and taxables for the next years, the company´s Management in compliance with MFRS D-4 and IMFRS-8, the Company recognized a deferred tax corresponding to the temporary differences arising in determining the Flat tax base and that materialize in subsequent periods for the following subsidiaries: Aeropuerto de Cozumel, S. A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V.,  Aeropuerto de Tapachula, S. A. de C. V.,  Aeropuerto de Veracruz,  S. A. de C. V., Aeropuerto de Villahermosa, S. A. de C. V.,  Servicios Aeroportuarios del Sureste, S. A. de C. V., such as RH Asur, S. A. de C. V. The flat tax provision in the aforementioned subsidiaries at 2009, 2010 and 2011 are as shown in next page.

	December 31,
	2009		2010		2011

Current flat tax	Ps.	126,111	Ps.	4,996	Ps.	10,674

Deferred flat tax	37,596		30,548		57,533

Provision for flat tax	Ps.	163,707	Ps.	35,544	Ps.	68,207

At December 31, 2011 and 2010, the principal timing differences are as shown below:

	December 31,
	2010		2011
Deferred flat tax liability:
Airport concessions, rights to use airport facilities, improvements to concessions asset and machinery furniture and equipment	Ps.	4,513,589	Ps.	4,754,876
Trade receivable	106,534		117,222
Others	(40,757)		8,062

	4,579,366		4,880,160
Applicable flat tax rate	17.5%		17.5%

Deferred flat tax liability	Ps.	801,389	Ps.	854,028

Tax credit by:
Airport concessions, rights to use airport facilities, improvements to concessions asset, and machinery furniture and equipment	Ps.	175,454	Ps.	162,723
Excess deductions on taxable income	30,565		38,402

Deferred flat tax asset	206,019		201,125

Deferred flat tax liability net	Ps.	595,370	Ps.	652,903

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

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

Note 15 - Technical assistance agreement:

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

For the years ended on December 31, 2009, 2010 and 2011, technical assistance expenses of Ps. 103,518 Ps. 110,712 and Ps. 130,381 were paid respectively.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  ITA’s Series “BB” shares were placed in a trust to, among other things; ensure performance under the technical assistance agreement.

Note 16 - Related party transactions:

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

As of December 31, 2011 and 2010

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

As of December 31, 2019 and 2011, the accounts pending payment with related parties are shown in the consolidated balance sheet and are comprised as follows:

	December 31,
	2010		2011
Accounts receivable:
(**) Compañía Mexicana de Aviación, S. A. de C. V. (Key management personnel)	Ps.	25,631	Ps. (**	)

Accounts payable:
Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (ITA) (Shareholder)	Ps.	(25,481)	Ps.	(31,639)
Transportación del Pacífico, S. A. de C. V. (Shareholder)
Promecap, S. C. (Key Management personnel)	(466)		—
Lava Tap de Chiapas, S. A. de C. V. (Key management Personnel)	(316)		(474)
(*)Grupo ADO, S. A. C. V. (Shareholder)			(55)
(**)Teléfonos de México, S. A. de C. V. (Key management Personnel)	(150)		(**	)

	(26,413)		(32,168)

Net	Ps.	(782)	Ps.	(32,168)

(*)               Are considered related parties starting on November 8, 2011, as explained in Note 1.

(**)        As of December 31, 2011, this is no longer considered a related party.

Accounts payable with ITA are included under accrued expenses and other accounts payable in the balance sheet and the remaining balance are included under trade accounts payable.

In the years ending December 31, 2009, 2010 and 2011, the following transactions with related parties were carried out at the same prices and conditions as those that would have been used in comparable operations carried out by independent parties:

2009	2010	2011

Revenues from airport services	Ps.	133,136	Ps.	53,892	Ps.	—
Technical assistance	(103,518)	(110,712)	(130,381)
Administrative services	(6,408)	(5,763)	(4,254)
Leases	(3,212)	(3,001)	(3,171)
Telephone services and network connections	(3,754)	(4,295)	(4,402)
Cleaning services	(9,662)	(10,129)	(10,621)
Investment (transport equipment)	(6,392)	(181)	(354)
Others	(2,461)	(2,709)	(398)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

During the years ending December, 31, 2011 and 2010, the Company provided the following benefits to key Management Personnel, the Board of Directors and the different Committees of the Board of Directors:

	2010		2011

Compensation to key personnel	Ps.	20,836	Ps.	23,827
Compensation to Board of Directors and Committees	5,820		5,363

Note 17 — Commitments and contingencies:

Commitments:

a)           The Company leases office space under an operating lease agreement with an extension of an additional 60 months, which started on May 21, 2010.  The monthly lease fee is US$19,653.

Rental expense was approximately Ps.3,212, Ps.3,123 and Ps.3,171 for the years ended December 31, 2009, 2010 and 2011, respectively.

b)           On March 31, 2009, the Company received the approval of the Ministry of Communications and Transportation for its Master Development Plan (“MDP”) for each of the nine airports for the period from 2009 through 2013.  Based on the MDPs presented, the Company has agreed to make total improvements in those years. The remaining commitments at December 31, 2011 are as follows:

Period	Amount

2012	Ps.	829,452
2013	594,945

	Ps.	1,424,397	(1)

(1)         Expressed in pesos adjusted to December 31, 2011 purchasing power, applying Mexican National Construction Price Index factors in accordance with the terms of the MDP.

c)            In accordance with the terms for the purchase of the land in Huatulco in October 2008, the Company is required to build 450 hotel rooms within four years. To this end, the Company intends to enter into agreements with third parties, in order to honor the commitment assumed with FONATUR. On February 26, 2009, the Company delivered its proposal for a Comprehensive Tourism Plan related to this project to FONATUR, and as of that date said proposal is pending approval. In the event the committed percentage of completion is not duly met for the different stages of the project or if the assumed requirements are not satisfied, the Company could be subject to penalties, including a fine of up to 6.5% of the amount paid for the land or Ps.17,200, and to possible expropriation by FONATUR of the land in question. On December 6, 2011, the Company obtained a one-year extension by FONATUR to build hotel rooms referred. The deadline for submission of the project, which is the first deliverable will be the May 15, 2013 and the deadline for completion of construction is April 15, 2016. The Company´s Management believes it will comply with the obligations under the terms established.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

Contingencies:

a)           The Company’s operations are subject to Mexican federal and state laws.

b)           At present, two labor-law claims have been filed against the Company mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects for the Company. The Company is currently in the judicial process and no ruling has been handed down at the date of this report. The total amount of these claims is approximately Ps. 2.0 million. At December 31, 2011, the Company has not established a provision for this item.

c)            When bidding was concluded for the shares of the Mexican Airport Group, the Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15% for tax purposes. Contrary to this resolution, in February 2012, the Ministry of Finance determined that an assessment of Ps.865.3 million was due from ASUR’s Cancún Airport subsidiary because it concluded that the amortization rate of 15% used to calculate amortization for 2006 and 2007 was invalid, and that it should instead be 2.0%. The Company believes that the Ministry of Finance’s position is erroneous and will file an appeal to overturn this determination. Although ASUR believes that it has a strong legal position, it can make no assurances that it will prevail in its appeal, and if it were to lose the appeal, the consequences could include fines, penalties and other adverse consequences, which ASUR currently estimates would total Ps.334.2 million, which could have a material adverse effect on its results and balance sheet.

d)           The Santa Maria Huatulco municipal government has initiated legal procedures against the Company to claim payment of the property tax of the land where the airport is located. The Company believes that there are no legal grounds for the suit, as has been the case in other Group airports where the Company was handed down a favorable ruling concerning the payment of the tax in question (although the municipality has since taken legal action to file a request for a motion for reconsideration).  Management believes that any liabilities relating to these claims are not likely to have a material adverse effect on the Company’s consolidated financial position or the results of its operations and consolidated cash flows. At December 31, 2011, the Company has not set up a reserve in this regard.

e)            The Mexican Department of Civil Aviation (DGAC) has filed twelve administrative lawsuits against the Company based on a series of audits carried out from 2004 to 2006. The Company has begun counter-proceedings, as it considers that these lawsuits are invalid due to the inappropriateness of procedures followed by the DGAC. In the case of Cozumel Airport the authorities declared the expiration of the verification procedure. Since these lawsuits make no reference to the number of observations that have not been resolved or to the possible penalties that might be applied, it is not possible to estimate the potential consolidated financial effect.

f)            On January 31, 2011, the Federal Competition Commission (COFECO) issued an unfavorable decision regarding the Company’s participation in the bidding process for the construction, management, operation and exploitation of the public airport that is to be built in the town of Tulúm in the state of Quintana Roo.

The Company disagrees with the views expressed by the COFECO, and initiated legal proceedings pursuant to established Mexican legislation to defend its right to participate in the bidding process.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

On May 20, 2011, SCT announced that the bidding process was not completed as none of the technical bids submitted by the participants met the requirements of the bibbing documents. As a result, the economic proposals were not opened and were returned to the participants.

g)             The Mexican Department of Civil Aviation (DGAC) has filed administrative lawsuits against three of the Company’s airports based on a series of audits carried out in 2010.  These lawsuits make no reference to the number of observations that have not been resolved or to the possible penalties that might be applied. The Company has filed an appeal and does not expect a material impact on its consolidated financial statements.

h)            The Tapachula Ministry of Finance has determined that Aeropuerto de Tapachula, S. A. de C. V., must reduce its 2004 tax loss by approximately 11.2 million pesos. The Company does not agree with this decision and will begin the appealing the decision.

Note 18 - Segment information:

The Company individually determines and evaluates the performance of each of its airports after considering the prorated costs of personnel and other services.  ASUR’s Subsidiary, Servicios is in charge of hiring certain Company employees. The performance of Servicios is determined and evaluated separately by Management. All airports provide basically the same services to their clients.  Following is condensed financial information on the Company’s segments, which includes the Cancun airport and its Subsidiaries (Cancun), the Villahermosa Airport (Villahermosa), the Merida airport (Merida) and Servicios.  The financial information of the remaining six airports, RH Asur, S. A. de C. V. and the holding company (including ASUR’s investment in its subsidiaries) has been grouped and is included in the Others column.  Elimination of the ASUR investment in its subsidiaries is included in the Consolidation Adjustments column.  See information per segment as shown below:

Year ended											Consolidation		Consolidation
December 31, 2009	Cancun		Villahermosa		Mérida		Servicios		Other		adjustments		Total

Total revenues	Ps.	2,421,840	Ps.	119,345	Ps.	182,177	Ps.	424,469	Ps.	868,616	Ps.	(885,263)	Ps.	3,131,184
Operating income (loss)	1,033,075		10,989		25,909		7,250		260,107				1,337,330
Total assets	11,521,533		879,072		1,247,460		31,864		17,635,881		(14,620,102)		16,695,708
Capital expenditures	357,343		46,121		72,792		336		200,073				676,665
Depreciation and amortization	401,429		33,805		48,656		1,686		143,931				629,507

Year ended											Consolidation		Consolidation
December 31, 2010	Cancun		Villahermosa		Mérida		Servicios		Other		adjustments		Total

Total revenues	Ps.	2,951,493	Ps.	244,673	Ps.	342,609	Ps.	454,081	Ps.	1,177,220	Ps.	(934,604)	Ps.	4,235,472
Operating income (loss)	1,312,712		27,166		61,558		1,767		321,123				1,724,326
Total assets	12,447,673		950,561		1,355,470		49,269		18,673,170		(15,262,228)		18,213,915
Capital expenditures	255,017		98,108		132,665		690		233,424				719,904
Depreciation and amortization	251,605		18,778		28,644		2,856		77,327				379,210

Year ended											Consolidation		Consolidation
December 31, 2011	Cancun		Villahermosa		Mérida		Servicios		Other		adjustments		Total

Total revenues	Ps.	3,330,904	Ps.	187,576	Ps.	316,051	Ps.	485,720	Ps.	1,357,284	Ps.	(1,104,229)	Ps.	4,573,306
Operating income (loss)	1,571,556		40,821		68,743		1,652		411,661				2,094,495
Total assets	12,573,749		1,005,283		1,420,230		57,544		19,622,221		(15,875,757)		18,803,270
Capital expenditures	302,602		49,002		74,430		1,923		329,937				757,894
Depreciation and amortization	250,489		20,027		31,142		1,250		79,832				382,740

The accounting policies for preparing segment information are the same as those described in Note 4s.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

Note 19 - Differences between mexican financial reporting standards and US GAAP:

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States of America (“US GAAP”).

Adoption of new accounting principles

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements (“ASU 2010-06”).  The new standard provides new disclosures relating to transfers in and out of Levels 1 and 2, and activity in Level 3 fair value measurements. Additionally, it clarifies existing disclosures regarding level of disaggregation and disclosures about inputs and valuation techniques.  This guidance was effective for interim and annual periods beginning after December 15, 2010.  The Company’s adoption of these provisions did not have a material effect on its consolidated financial statements.

In December 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-28, “Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. This guidance requires that for reporting units with zero or negative carrying amounts, a company is required to perform step two of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The Company adoption of the provisions of the standard did not have an impact on the Company’s consolidated financial statements.

The principal differences between MFRS and US GAAP and the effect on the Company’s net income and stockholders’ equity are presented below with an explanation of the adjustments:

	For the year ended December 31,
	2009		2010		2011
Reconciliation of net income

Net income as reported under MFRS	Ps.	797,410	Ps.	1,275,143	Ps.	1,592,356

US GAAP adjustments:
(A) Amortization of airport concessions (1)	196,336		—		—
(A) Amortization of rights to use airport facilities (1)	10,693		—		—
(B) Effects of IMFRS-17 (1)			(57,022)		(83,440)
(C) Amortization of Terminal 1 building write-off reversal	109		1,157		1,486
(D) Contract termination fee on leasehold agreement	10,766		—		—
(E) Concession fee on leasehold agreement, (1)	6,186		—		—
(F) Tax on dividends	(10,711)		—		—
(G) Deferred employees’ statutory profit sharing	(2,227)		1,222		(371)
(H) Deferred income taxes	(77,479)		21,290		(1,708)
(I) Deferred flat rate business tax	(11,847)		9,247		9,440

Total US GAAP adjustments	121,826		(24,106)		(74,593)

Net income under US GAAP	Ps.	919,236	Ps.	1,251,037	Ps.	1,517,763

Basic and diluted earnings per share	Ps.	3.06	Ps.	4.17	Ps.	4.92

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

(1)         The 2010 adjustment is included under Intangible asset - Airport concessions as a result of the adoption of IMFRS-17 effective on January 1, 2010.  (See Note 19 (B)).

	As of December 31,
	2010		2011
Reconciliation of stockholders’ equity:

Total stockholders’ equity reported under MFRS	Ps.	14,795,457	Ps.	15,487,813

US GAAP adjustments:
(A) Airport concessions (1)	—		—
(A) Rights to use airport facilities (1)	—		—
(B) Effects of IMFRS-17 (1)	(8,546,232)		(8,629,672)
(C) Terminal 1 write-off reversal	(48,678)		(47,192)
(D) Contract termination fee on leasehold agreement	—		—
(E) Concession fee on leasehold agreement	—		—
(G) Deferred employees’ statutory profit sharing	415		44
(H) Deferred income taxes	1,599,460		1,597,752
(I) Deferred flat rate business tax	389,108		398,548

Total US GAAP adjustments	(6,605,927)		(6,680,520)

Total stockholders’ equity under US GAAP	Ps.	8,189,530	Ps.	8,807,293

(1)         The 2010 adjustment is included under Intangible asset - Airport concessions as a result of the adoption of IMFRS-17 effective on January 1, 2010.  (See Note 19(B)).

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under US GAAP are as follows:

Balance at December 31, 2009	Ps.	7,688,493
Net income	1,251,037
Dividends paid	(750,000)

Balance at December 31, 2010	8,189,530
Net income	1,517,763
Dividends paid	(900,000)

Balance at December 31, 2011	Ps.	8,807,293

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

The following tables present the condensed consolidated balance sheets and statements of income of the Company, including all US GAAP adjustments, as of December 31, 2010 and 2011, and for the years ended December 31, 2009, 2010 and 2011.

	As of December 31,
	2010		2011
Assets

Current assets:
Cash and cash equivalents	Ps.	1,442,879	Ps.	1,529,667
Other current assets	664,512		855,680
Deferred income tax	24,190		10,348
Dividend income tax	307,411		175,595
Deferred flat rate tax	54,694		55,791

Total current assets	2,493,686		2,627,081

Improvements to concessioned assets, land, machinery, furniture and equipment - net	5,009,638		5,440,914
Rights to use airport facilities - net	1,510,751		1,458,557
Deferred employees’ statutory profit sharing	3,320		3,906
Deferred income tax	747,735		729,113

Total assets	Ps.	9,765,130	Ps.	10,259,571

Liabilities and stockholders’ equity

Current liabilities:
Trade accounts payable and other liabilities	Ps.	253,558	Ps.	363,974
Bank loans	243,102		374,640
Seniority premiums and personnel severance pay	11,817		15,180

Total current liabilities	508,477		753,794

Bank loans and financial derivatives	647,503		321,950
Deferred income tax	185,870		93,593
Deferred flat rate tax	233,750		282,941

Total liabilities	1,575,600		1,452,278

Total stockholders’ equity	8,189,530		8,807,293

Total liabilities and stockholders’ equity	Ps.	9,765,130	Ps.	10.259,571

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

	For the years ended
	December 31,
	2009		2010		2011

Net revenues	Ps.	3,137,370	Ps.	3,500,409	Ps.	3,859,282

Cost of services (1)	(790,789)		(947,508)		(905,633)
General and administrative expenses (1)	(121,708)		(164,506)		(168,063)
Depreciation and amortization	(411,603)		(441,248)		(464,694)
Other expenses	(269,461)		(278,268)		(308,484)

Operating expenses	(1,593,561)		(1,831,530)		(1,846,874)

Operating income	1,543,809		1,668,879		2,012,408

Net comprehensive financing income	20,156		26,619		50,693
Taxes (2)	(644,729)		(444,461)		(545,338)

Net income	Ps.	919,236	Ps.	1,251,037	Ps.	1,517,763

(1)       Exclusive of depreciation and amortization.

(2)       Consists of asset tax, tax on dividends, income tax and flat rate tax.

(A)               Airport concessions and rights to use airport facilities

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

As of December 31, 2011 and 2010

Following is the summary of the amortization and depreciation of the airport concessions and the rights to use airport facilities for the next 5 years under US GAAP.

Year	Concession	Rights to use airport facilities

2012	—	51,848
2013	—	51,779
2014	—	50,862
2015	—	49,630
2016	—	49,233

The US GAAP adjustment for 2009 reduce the step up of the assets as recorded under MFRS and adjust the corresponding depreciation.  In 2010 and 2011 the adjustment related to airport concessions is included in adjustment (B) as explained in Note 19(B).

(B)               Effect of the Recognition of IMFRS-17

During 2010, the Company adopted IMFRS-17 “Service Concession Agreements”, under MFRS. IMFRS-17 provides guidance on the accounting treatment to be used in service concession agreements through which the government grants public service concessions. Although retrospective application was not permitted, this standard does apply to previously awarded concessions and therefore, the Company changed the manner on how it accounted for its concessions as disclosed in Note 7.  US GAAP does not provide specific accounting guidance addressing service concession arrangements and therefore, the Company has not changed its accounting for such arrangements on a US GAAP basis from that previously applied and as described in the US GAAP adjustment (A) Airport concessions and rights to use airport facilities described elsewhere in this Note.  The following US GAAP adjustment reverses the changes recorded under Mexican FRS in 2010 and 2011 (both the balance sheet presentation of the individual concessioned assets and changes to the amortization periods recognized therein) while still recognizing the original US GAAP treatment for such assets.  A summary of the effects with the corresponding explanations is included below:

	For the year ended December 31,
	2010		2011
Income statement effects:
Amortization of airport concessions (i)	Ps.	196,336	Ps.	196,336
Amortization of rights to use airport facilities (ii)	(261)		(1,014)
Concession fee on leasehold agreement (iii)	6,173
Additional depreciation and amortization under US GAAP for improvements to concessioned assets (ii)	(259,270)		(278,762)

Total effect from IMFRS-17 on Income statement	Ps.	(57,022)	Ps.	(83,440)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

	As of December 31,
	2010		2011
Stockholders’ equity effects:
Airport concessions (i)	Ps.	(7,426,520)	Ps.	(7,230,184)
Rights to use airport facilities (ii)	(447,823)		(448,837)
Additional depreciation and amortization under US GAAP for improvements to concessioned assets (ii)	(259,270)		(538,032)
Recognition of IMFRS-17 in retained earnings - under MFRS (iv)	(412,619)		(412,619)

Total effect from IMFRS-17 on stockholders’ equity	Ps.	(8,546,232)	Ps.	(8,629,672)

(i)                  As described in US GAAP adjustment (A), the historical carrying value of the concessions under US GAAP are lower than MFRS and this adjustment recognizes the difference in the depreciation expense and carrying value of such.

(ii)               As described in US GAAP adjustment (A), the carrying value of the rights to use airport facilities was historically higher under MFRS than US GAAP.  In 2010, under MFRS, the carrying value was reclassified to “Concessions” and the depreciation period extended to match the concession period.  Under US GAAP, the 2010 and 2011 adjustments restores the depreciation lives to that previously used (based on the underlying concessioned assets) and also accounts for the difference in the depreciation for the difference in historical carrying values.

(iii)            As described in US GAAP adjustment (E), the Company recognized the fee as income as collected and under US GAAP, the income is recognized on a straight line basis over the term of the agreement.

(iv)           Upon adoption of IMFRS-17 in 2010 for MFRS, improvements to concessioned assets were reclassified to the “Concession” line item and the depreciation lives extended to coincide with the remaining concession period. Under US GAAP, the adjustment reverses such MFRS accounting and the assets continue to be depreciated over their economic useful life which is shorter. The adjustment to retained earnings of Ps. 412,619 as well as adjustments of Ps. 108,454 of deferred income tax and 27,206 of deferred flat tax have been reversed for US GAAP purposes.

In addition, the construction revenues and construction costs as prescribed by MFRS are not recorded in the income statement prepared in accordance with USGAAP.

(C)               Terminal 1 building write-off reversal

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

As of December 31, 2011 and 2010

Under US GAAP, reversal of losses is not permitted, therefore, the amount is reversed and its related annual depreciation recognized in MFRS was adjusted under US GAAP.

(D)               Contract termination fee on leasehold agreements

Under MFRS, the Company capitalized a one-time termination fee on a concessionaire’s leases at the Cancun airport, which is being amortized over the remaining lives of the original lease agreements (see Note 8). Under US GAAP, pursuant to Accounting Standard Codification (ASC) 420 Exit or Disposal Cost Obligations this fee represents a contract termination cost that should be expensed when the Company terminates the leases. Therefore, charges of Ps.10,766 in the US GAAP reconciliation in 2009, reflect the reversal of amortization expense recorded under MFRS. The final reversal of the amortization expense recorded under MFRS was completed in 2009.

(E)                Concession fee on leasehold agreement

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

In 2010, the adjustment is included in adjustment (B) as explained in Note 19(B).  No adjustment is included for 2011 as the amount was fully amortized.

(F)                 Tax on dividends

For the years ended December 31, 2009, 2010, and 2011 the Company paid tax on dividends amounting to Ps.191,130, Ps.295,720, Ps.300,000, respectively.  Under US GAAP, tax on dividends is recorded as a deferred tax credit since in accordance with Mexican Tax Law it can be used to reduce future taxable income in the year incurred and the following two years, subject to certain limitations. Such tax on dividends is subject to a valuation allowance.

Under Mexican FRS, amounts deemed to be recoverable are recorded as assets while amounts not deemed recoverable are recognized in equity. For the year ended December 31, 2010 and 2011, no US GAAP adjustments were applicable as all amounts were recognized as assets subject to a recoverability assessment.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

(G)               Deferred Employees’ Statutory Profit Sharing (“PTU”)

Under MFRS, Bulletin D-4 requires the recognition of Employees’ statutory profit sharing for all non-recurring temporary differences generated during the period.

Under US GAAP, Employees’ statutory profit sharing is recognized in accordance with the requirements of ASC Topic 740 “Income Taxes”. Under this method, Employees’ statutory profit sharing is recognized in respect of all temporary differences utilizing a full liability method. For US GAAP purposes, the PTU amounts were considered within operating expenses pursuant to the International Practices Task Force recommendations as set forth in their minutes. These expenses were classified in the statement of income for US GAAP purposes as Cost of Services.

(H)              Deferred income taxes

Accounting for income taxes in accordance with Bulletin D-4 is similar to accounting for income taxes in accordance with US GAAP, ASC Topic 740 “Income Taxes”.

The deferred income tax adjustments required to reconcile Stockholders’ equity and net income under MFRS to US GAAP as of and for the years ended December 31, 2009, 2010 and 2011, represents the cumulative impact of the differences in accounting relating to the US GAAP adjustments described in A), B), C), D), and E) above.

During 2010 the Company adopted the provisions of IMFRS-17 as discussed in (B). Under MFRS Ps.108,454 relating to deferred income tax were booked against Retained Earnings (See Note 11). Under US GAAP, this balance is not recognized and is reversed within the Ps 412,619 adjustment described in Note 19(B).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

The tax effects of temporary differences that give rise to deferred asset tax and liabilities, after considering the impact of US GAAP adjustments, at December 31, 2010 and 2011 are as follows:

	As of December 31,
	2010		2011

Current deferred income tax:
Accrued liabilities	Ps.	7,346	Ps.	8,879
Tax paid on dividends	350,921		200,942
Prepaid and other current liabilities	20,268		2,963
Less: Current valuation allowance	(46,934)		(26,841)

Net current deferred income tax	331,601		185,943

Noncurrent deferred income tax:

Tax paid on dividends	295,720		300,000
Tax loss carry-forwards	146,157		125,542
Others	18,158		15,288

	460,035		440,830
Less: Noncurrent valuation allowance	(105,831)		(105,248)

Noncurrent deferred income tax asset	354,204		335,582

Noncurrent deferred income tax liability:
Fixed assets	(184,459)		(92,652)
Other deferred assets	(1,411)		(941)

Noncurrent deferred tax liability	(185,870)		(93,593)

Net noncurrent deferred income tax asset (liability)	168,334		241,989

Total net deferred income tax asset	499,935		427,932
Recoverable asset tax	393,531		393,531

Net deferred income asset tax under US GAAP	893,466		821,463

Net deferred income tax liability under MFRS	(705,994)		(776,289)

Net deferred income tax US GAAP adjustments to the net deferred income tax liability	Ps.	1,599,460	Ps.	1,597,752

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

The Company evaluates the recoverability of its deferred tax assets based on an individual airport basis given it does not file a consolidated tax return. In assessing the need a valuation allowance, the Company takes into consideration its historical experience, estimates of future taxable income, and reversal of existing taxable temporary differences. The Company also takes into consideration whether individual airports are expected to be an income tax or IETU tax paying position in the foreseeable future.   The tax loss carryforwards available at December 31, 2011 amounted to Ps. 448,365 and expire at the end of the concession period.

For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized as of December 31, 2010 and 2011, for the deferred tax assets that the Company considered were not more likely than not to be realized in the future.

ASC 740 also prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company classifies income tax-related interest and penalties as income taxes in the financial statements. As of December 31, 2010 and 2011, based on management’s assessment there were no positions taken that could be considered uncertain tax positions other than the tax concession amortization dispute described in note 17(c) Contingencies.

Under MFRS, the tax on dividends is presented separately on the balance sheet as a current asset within the line “Recoverable taxed and other currents assets” and not within the line “Deferred Income Tax” line item amount. For US GAAP purposes, tax paid on dividends has historically been presented as a component of the “Deferred Income Tax”. In order to calculate the US GAAP deferred tax adjustments, both the MFRS balances of net deferred tax liability line item of (Ps.1,385,685 ) and the dividend tax receivable Ps.500,942 and an adjustment for the recognition of IMFRS-17 under MFRS in the amount of Ps. 108,454, (See Note 14)  need to be taken together (totaling a net liability under MFRS of Ps. 776,289) since the US GAAP amounts include the dividend tax asset and it does not recognize the effect of IMFRS-17.

(I)                   Deferred flat rate tax

On January 1, 2008 the Flat Rate Tax became effective, replacing Mexico´s asset tax and was applied in addition to Mexico´s income tax. Mexican companies are required to pay the greater of the Flat tax or the income tax. Flat tax is calculated by applying a tax rate of 17% in 2009 and 17.5% thereafter. The US GAAP adjustment represents the cumulative impact of the differences in accounting relating to the US GAAP adjustments described in A), B), C) D), and E) above to those subsidiaries expected to be subject to Flat Tax.

During 2010 the Company adopted the provisions of IMFRS-17. Under MFRS Ps.27,206 relating to deferred flat tax were recognized against Retained Earnings (See Note 11). Under US GAAP this balance is not recognized and is reversed within the Ps 412,619 adjustment described in Note 19(B).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

The effects of temporary differences that give rise to deferred IETU, after considering the impact of the US GAAP balances as of December 2010 and 2011 are as follows:

	As of December 31,
	2010		2011
Deferred IETU tax asset:
Accrued liabilities	Ps.	54,694	Ps.	55,791

Deferred IETU liability:
Fixed assets	Ps.	(196,513)	Ps.	(242,843)
Others	(37,237)		(40,098)

	(233,750)		(282,941)

Net deferred IETU tax liability under US GAAP	Ps.	(179,056)	Ps.	(227,150)

Net deferred IETU tax liability under Mexican FRS (1)	(568,164)		(625,698)

Net deferred IETU US GAAP adjustments	Ps.	389,108	Ps.	398,548

(1)       Reflects the MFRS balances of net deferred tax liability line item of 2010 and 2011  (Ps. 595,370 and 652,903, respectively) and the adjustment for the reversal of the initial retained earnings adjustment of IMFRS-17 in the amount of Ps. 27,206 (see Note 14c)).

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

(K)              Other liabilities

As of December 31, 2010 and 2011, this account consists of the following:

	December 31,
	2010		2011

Taxes payable	Ps.	71,698	Ps.	93,295
Concession fees	40,750		41,627
Due to Shareholder - ITA	24,577		31,639
Account payable supplier	10,738		28,876
Other accounts payable	105,795		168,537

Total	Ps.	253,558	Ps.	363,974

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

(L)                Supplemental Cash Flow Information

Presented below are statements of cash flows of the Company for the years ended December 31, 2009, 2010 and 2011, prepared after considering the impact of US GAAP adjustments.

	For the years ended
	December 31,
	2009		2010		2011
Operating activities:
Net income under US GAAP	Ps.	919,236	Ps.	1,251,037	Ps.	1,517,763
Adjustments to reconcile net income to cash flows provided by operating activities:
Allowance for doubtful accounts	7,373		130,191		(2,030)
Asset tax, tax on dividends, income tax and deferred income taxes	469,176		418,164		486,571
Deferred employees’ statutory profit sharing	(194)		(1,706)		(586)
Deferred flat rate business tax	175,554		26,297		58,767
Depreciation and amortization	411,602		441,248		464,694
Other provisions	23,443		24,577		31,082
Changes in operating assets and liabilities:
Trade receivables	(146,997)		(144,987)		(70,113)
Recoverable taxes and other current assets	44,378		(155,261)		(36,693)
Trade accounts payable	(471,524)		1,930		(197,737)
Payments of tax on dividends	(191,130)		(295,720)		(300,000)
Accrued expenses and other payables	2,185		2,156		3,363

Cash flows provided by operating activities	1,243,102		1,697,926		1,955,081

Investing activities:
Proceeds from short-term investments	—		11,494		19,558
Purchases of short-term investments	(84,482)		(18,938)		(36,626)
Purchase of other rights and machinery furniture and equipment	(676,665)		(719,904)		(757,894)

Cash flows used in investing activities	(761,147)		(727,348)		(774,962)

Financing activities:
Bank loans received	600,000		920,000		50,000
Bank loans paid	(54,545)		(574,621)		(243,331)
Payment of dividends	(1,884,000)		(750,000)		(900,000)

Cash flows used in financing activities	(1,338,545)		(404,621)		(1,093,331)

(Decrease) increase in cash and cash equivalents	(856,590)		565,957		86,788
Cash and cash equivalents at beginning of period	1,733,512		876,922		1,442,879

Cash and cash equivalents at end of period	Ps.	876,922	Ps.	1,442,879	Ps.	1,529,667

Supplemental cash disclosures:

Flat rate tax	142,685		116,894		110,863
Interest paid	11,355		41,451		36,066
Income tax	116,617		105,312		179,833

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

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

The following table provides information about the fair value of the Company´s derivatives:

	December 31, 2010
	Balance Sheet	Notional		Carrying		Maturity
	Location	Amount		Value		Date
Derivatives not accounted for as hedges-Assets:

Forwards(a)	Accrued expenses and other payables	US	21.7	Ps.	1,070	2015

	December 31, 2010
Derivatives not accounted for as hedges-Liabilities:
Interest Rate Swaps	Bank loans	Ps.	250,000	Ps.	1,408	2012
Interest Rate Swaps	Bank loans	Ps.	100,000	Ps.	409	2012
Interest Rate Swaps	Bank loans	Ps.	250,000	Ps.	1,441	2012

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

	December 31, 2011
	Balance Sheet	Notional		Carrying		Maturity
	Location	Amount		Value		Date
Derivatives not accounted for as hedges-Assets:

Forwards(a)	Accrued expenses and other payables	US	21.7	Ps.	764	2015

	December 31, 2011
Derivatives not accounted for as hedges-Liabilities:

Interest Rate Swaps	Bank loans	Ps.	250,000	Ps.	248	2012
Interest Rate Swaps	Bank loans	Ps.	100,000	Ps.	94	2012
Interest Rate Swaps	Bank loans	Ps.	250,000	Ps.	259	2012

In May 2009, in connection with the issuance of its Ps. 250 million long-term debt, the Company entered into three interest rate swap agreements to hedge interest rate risk on such long-term debt. Under this agreement, the Company receives floating rate coupon payments in Mexican Pesos at an annual interest rate of Tasa de Interés Interbancaria de Equilibrio (TIIE), in exchange for fixed rate coupon payments in Mexican Pesos at an annual weighted average interest rate of 6.32%. At December 31, 2010 and 2011, the Company has recorded the change in fair value as a gain or loss in the integral cost financing.

(a)       Embedded derivatives of lease agreements identified as forwards for obligations are denominated in U.S. dollars. The Company recognizes changes in related fair value as foreign exchange gain or loss in the integral cost financing.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

(N)               Fair Value Measurements

Asset and Liabilities Measured at Fair Value on a Recurring Basis

December 31, 2010
			Quoted	Internal
			prices in	models
			active	with		Internal models
			markets	significant		with significant
	Balance as of		for identical	observable		unobservable
	December 31,		assets	inputs		inputs
	2010		(Level 1)	(Level 2)		(Level 3)
Assets:

Forwards	Ps.	1,070	Ps.	Ps.	1,070	Ps.

Liabilities:

SWAPS	Ps.	3,281	Ps.	Ps.	3,281	Ps.

Total	Ps.	2,211	Ps.	Ps.	2,211	Ps.

December 31, 2010
			Quoted	Internal
			prices in	models
			active	with		Internal models
			markets	significant		with significant
	Balance as of		for identical	observable		unobservable
	December 31,		assets	inputs		inputs
	2011		(Level 1)	(Level 2)		(Level 3)
Assets:

Forwards	Ps.	764	Ps.	Ps	764	Ps.

Liabilities:

SWAPS	Ps.	598	Ps.	Ps.	598	Ps.

Total	Ps.	1,362	Ps.	Ps.	1,362	Ps.

The Company´s derivative portfolio is entirely over-the-counter (“OTC”). Derivatives are valued using industry standard valuation models; using market based observable inputs including interest rate curves and foreign exchanges rates.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

(Southeast Airport Group)

Notes to the Consolidated Financial Statements

As of December 31, 2011 and 2010

(O)               Valuation and qualifying accounts

	Balance at						Balance at
	beginning						end
Description	of year		Additions		Deductions		of year
Continuing operations:
Allowances for doubtful accounts:
Year ended December 31, 2009	Ps.	9,427	Ps.	7,373	Ps.	(8,492)	Ps.	8,308
Year ended December 31, 2010	8,308		130,191		(5,363)		133,136
Year ended December 31, 2011	133,136		139		(2,169)		131,106

Continuing operations:
Valuation allowances deferred income tax:
Year ended December 31, 2009:	Ps.	225,472	Ps.	16,452	Ps.	—	Ps.	241,924
Year ended December 31, 2010	241,924		—		(89,159)		152,765
Year ended December 31, 2011	152,765				(20,676)		132,089

C.P.C. Adolfo Castro Rivas

Chief Executive Officer

Grupo Aeroportuario del Sureste, S. A. B. de C. V.