Form 20-F
period 2012-12-31
SOUTHEAST AIRPORT GROUP
filed 2013-04-12
CIK 1123452

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2012

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act, (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

i

ii

PART I

Item 1.           Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

Selected Financial Data

We publish our financial statements in Mexican pesos.  The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  Our date of transition to IFRS was on January 1, 2011.  The financial statements included in this annual report are our first financial statements prepared in accordance with IFRS.  IFRS 1— “First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financials statements.  A description of the effects of our transition from Financial Reporting Standards (Normas de Información Financiera) accepted in Mexico, or Mexican NIF, to IFRS on our financial information is presented in Note 22 to our audited financial statements.  Pursuant to IFRS, financial data in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F are stated in nominal pesos.  Our financial statements for the year ended December 31, 2012 are subject to ratification by our shareholders at the next annual stockholders meeting.

This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.12.76 to U.S.$1.00, the exchange rate for pesos on January 2, 2013 as published by the U.S. Federal Reserve Board.  On April 5, 2013 the exchange rate for pesos, as published by the U.S. Federal Reserve Board was Ps.12.24 to U.S.$1.00.

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

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2011.  The selected financial information for 2011 differs from the information we previously published for 2011 because it is presented in accordance with IFRS.

	As of and for the year ended December 31,
	2011		2012
	(thousands of nominal Mexican pesos)(1)				(thousands of dollars) (2)
Income statement data:
IFRS:
Revenues:
Aeronautical services(3)	Ps.	2,498,344	Ps.	2,849,136	U.S.$	223,287
Non-aeronautical services(4)	1,360,938		1,607,585		125,986
Construction services	714,024		663,170		51,973
Total revenues	4,573,306		5,119,891		401,246
Operating expenses:
Cost of services	(906,929)		(984,495)		(77,155)
Construction expenses	(714,024)		(663,170)		(51,973)
General and administrative expenses	(168,063)		(181,644)		(14,235)
Technical assistance fee(5)	(130,381)		(154,383)		(12,099)
Government Concession fee(6)	(178,342)		(204,735)		(16,045)
Depreciation and amortization	(382,740)		(401,545)		(31,469)
Net comprehensive financing	50,692		54,778		4,293
Income before taxes	2,143,519		2,584,697		202,562
Provision for taxes	(552,385)		(509,369)		(39,919)
Other comprehensive results	(85)		(964)		(76)
Net income	1,591,049		2,074,364		162,568
Basic and diluted earnings per share(8)	5.31		6.92		0.54
Basic and diluted earnings per ADS (unaudited)(7)	53.08		69.15		5.42
Other Operating Data (Unaudited):
Total passengers (thousands of passengers)	17,539.80		19,246.64		19,246.64
Total air traffic movements (thousands of movements)	250.9		260.0		260.0
Total revenues per passenger (in pesos or dollars)	260.7		266.0		20.8

	As of and for the year ended December 31,
	2011		2012
	(thousands of nominal Mexican pesos)(1)				(thousands of dollars) (2)
Balance Sheet Data:
IFRS:
Cash and cash equivalents	Ps.	1,638,661	Ps.	2,265,427	U.S.$	177,541
Total current assets	2,868,071		3,164,783		248,024
Airport concessions, net	15,423,708		15,629,821		1,224,908
Total assets	18,598,283		19,109,238		1,497,589
Current liabilities	760,713		694,980		54,466
Total liabilities	3,121,652		2,638,243		206,759
Capital Stock	7,767,276		7,767,276		608,721
Net equity/stockholders’ equity	15,476,631		16,470,995		1,290,830
Cash Flow Data:
IFRS:
Cash flow provided by operating activities	1,915,403		2,649,244		216,163
Cash flow used in financing activities	(1,132,751)		(1,483,470)		(116,259)
Cash flow used in investing activities	(678,796)		(539,008)		(42,242)
(Decrease) Increase in cash and cash equivalents	103,856		626,766		57,661

(1)          Except for operating data.  Per share and per passenger peso amounts are expressed in pesos (not thousands of pesos).

(2)          Except for operating data.  Translated into dollars at the rate of Ps.12.76 per U.S. dollar, the Federal Reserve Board exchange rate for Mexican pesos at January 2, 2013.  Per share and per passenger dollar amounts are expressed in dollars (not thousands of dollars).

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

(8)          Shares outstanding for all periods presented were 300,000,000.

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate expressed in Mexican pesos per U.S. dollar.  The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period.  The data provided in this table is based on noon buying rates published by the U.S. Federal Reserve Bank of New York for cable transfers in Mexican pesos through December 31, 2008.  The data provided for periods beginning January 1, 2009 are based on the rates published by the U.S. Federal Reserve Board in its H. 10 Weekly Release of Foreign Exchange Rates.  We have not restated the rates in constant currency units.  All amounts are stated in Mexican pesos.  We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2008	13.94	9.92	13.83	11.21
2009	15.41	12.63	13.06	13.50
2010	13.19	12.16	12.38	12.62
2011	14.25	11.51	13.95	12.43
2012	14.37	12.63	12.76	13.15
October 2012	13.09	12.71	13.09	12.90
November 2012	13.25	12.92	12.92	13.06
December 2012	13.01	12.72	12.76	12.86
2013
January 2013	12.79	12.59	12.73	12.69
February 2013	12.87	12.62	12.77	12.75
March 2013	12.79	12.32	12.32	12.48
April 2013(2)	12.34	12.24	12.24	12.27

_________________________

(1)   Average of month-end rates or daily rates, as applicable.

(2)   Through April 5, 2013.

Source:  Federal Reserve Bank of New York noon buying rate (2008); Federal Reserve Board H.10 Weekly Release (2009-2013).

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

On December 31, 2012, the U.S. Federal Reserve Board noon buying rate was Ps.12.96 per U.S.$1.00.  On April 5, 2013, the noon buying rate for pesos, as published by the U.S. Federal Reserve Board was Ps.12.24 per U.S.$1.00.

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

On October 21, 2005, Hurricane Wilma struck the Yucatan Peninsula, causing severe damage to the infrastructure of the Cancún and Cozumel airports and to our administrative office building in Cancún.  Cancún and Cozumel airports were closed for approximately 62 hours and 42 hours, respectively, and airport operations were disrupted for several weeks thereafter.  The hurricane also inflicted extensive damage on the hotel and tourist infrastructure in Cancún, the Mayan Riviera region and Cozumel, which led to sharply reduced air passenger traffic at our airports, especially in the fourth quarter of 2005 and during the first half of 2006.  During the fourth quarter of 2005, our passenger traffic decreased 33.1% relative to the same period in 2004, reflecting the decline in passenger traffic.  Tourism in Cancún and the Mayan Riviera has by now largely recovered from Hurricane Wilma, and tourism in Cozumel continues to recover. More than 2.75 million cruise passengers visited Cozumel in 2012, which is one of the highest numbers in the last seven years, according to the Ministry of Communications and Transportation.  Although tourism declined substantially in Cozumel after Hurricane Wilma in 2005, the numbers of tourists visiting Cozumel has since increased, in part due to the arrival of Royal Caribbean’s twin ships Oasis of the Seas and Allure of the Seas in 2010 and in part due to Cozumel and Mahahual again being perceived as safe cruise destinations.

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

The oil spill did not affect the destinations served by our airports.  However, if oil spills or similar disasters occur in the future, these destinations could be adversely affected, thereby reducing our volume of passenger traffic.  Oil spills or other similar disasters in or around the destinations served by our airports could adversely affect our business, operating results, prospects and financial condition.

Our business could be adversely affected by a downturn in the U.S. economy.

In 2012, 58.2% of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States.  Thus, our business is dependent on the condition of the U.S. economy, and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism.  Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.  The U.S. economy recently experienced a recession.  In 2009, the U.S. gross domestic product decreased at an annualized real rate of 2.4%, during which time our international passenger traffic decreased by 12.7%.  In 2010, the U.S. economy showed improvement, with the gross domestic product increasing at an annualized real rate of 2.9%, and our international passenger traffic increasing by 11.7%.  In 2011, the recovery of the U.S. economy slowed slightly, with the gross domestic product increasing at an annualized real rate of 1.7% and our international passenger traffic increasing by 2.6%.  In 2012,  the recovery of the U.S. economy improved slightly, with the gross domestic product increasing at an annualized real rate of 2.2% and our international passenger traffic increasing by 5.2%.  However, some economists consider the economic recovery to be fragile.  These economists have suggested that the economic recovery of the United States will continue to be slow, with real GDP in 2013 expected to grow by just 1.4% by the Congressional Budget Office.  In addition, concerns have been raised by the European Central Bank that the recent financial crisis in Europe may dampen economic activity, and therefore the economic recovery of the United States.  The slow economic recovery of Europe and the United States could have a material adverse effect on our results of operations due to decreased passenger traffic from the United States and Europe.

Fluctuations in international petroleum prices could reduce demand for air travel.

Fuel represents a significant cost for airlines.  International prices of fuel have experienced significant volatility in recent years.  Most of our airline customers use kerosene-based jet fuel, the price of which is based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport.  Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.81 per gallon on September 12, 2008, it has continued to fluctuate in 2012, with a low of U.S.$2.60 per gallon on June 21, 2012 and a high of U.S.$3.33 per gallon on February 24, 2012, according to the Energy Information Administration of the U.S. Department of Energy.  In the third quarter of 2012, prices have stabilized, and as of March 4, 2013, the U.S. Gulf Coast spot price for jet fuel was U.S.$3.00 per gallon.  Notwithstanding prices becoming more stable, the price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks.  In addition, a number of airlines have engaged in hedging strategies with respect to fuel prices.  In the event of a decline in oil prices, these hedging strategies may result in those airlines incurring significant derivative-related liabilities.  Increases in airlines’ costs may result in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability.  In December 2012, the International Air Transport Association, or “IATA”, revised its 2012 financial forecast for the air transport industry, estimating net post-tax profits of about from U.S.$4.1 billion to U.S.$6.7 billion, up from the U.S.$4.1 billion estimated in September 2012, due to actions by airlines to cut costs and improved industry structure.  The forecast also indicated that operating margins were expected to exceed 2.9% in 2013.  In March 2013, IATA revised its 2013 financial projections for the airline industry, estimating net-post tax profits of about US$10.6 billion, up from the US$8.4 billion projected in December 2012, due to a structural improvement in the financial performance of airlines and stronger revenues resulting mostly from higher air travel volumes and a return to modest growth in air freight.  However, IATA raised concerns that the debt crisis in Cyprus is risking a renewed Eurozone crisis.  Therefore, the forecast is conditional on the Eurozone remaining stable.

Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers, including United Air Lines (previously United Air Lines and Continental Airlines) (which accounted for 5.4% of our revenues in 2011 and 5.0% in 2012), American Airlines (which accounted for, on a stand-alone basis, 4.5% of our revenues in 2011 and 4.5% in 2012) and Aeromexico (which accounted for, on a stand-alone basis, 5.4% of our revenues in 2011 and 5.3% in 2012).

On November 29, 2011, American Airlines, Inc. and certain of their respective affiliates filed for bankruptcy protection in the United States.  As of December 31, 2012, our receivables balance with American Airlines is Ps.20.7 million.  As of the date of this report, American Airlines has continued to operate normally throughout the bankruptcy process and the restructuring has not affected its flight schedules.  However, no assurances can be made that American Airlines will not reduce flight schedules or use the bankruptcy process to restructure its existing agreements with or obligations to us.  On February 24, 2013, American Airlines and US Airways Group, Inc. announced that they intend to merge into a new company that will keep the American Airlines name.

In 2011 and 2012, American Airlines and US Airways together accounted for approximately 7.0% of our revenues.  American Airlines and US Airways have announced that the merger is expected to be completed once American Airlines exits bankruptcy protection, which American Airlines has announced is expected in the third quarter of 2013.  Completion of the merger is pending approval from American Airline’s bankruptcy judge and U.S. regulators.

On August 2, 2010, Mexicana, one of Mexico’s two largest carriers and previously the airline which accounted for the largest share of our passenger traffic, filed for bankruptcy protection in Mexico and in the United States.  On August 28, 2010, Mexicana, Mexicana Click, formerly known as Aerovías Caribe, and Mexicana Link (which we refer to collectively as “Grupo Mexicana”) ceased operations, and Mexicana Click and Mexicana Link filed for bankruptcy protection on September 7, 2010.  Since Grupo Mexicana ceased operations, approximately 94.4% of the routes that it flew have been taken over by other airlines, and passenger traffic levels at our airports have increased.  Grupo Mexicana has indicated in recent news reports that it will recommence operations.  However, we cannot guarantee that it will recommence operations.

We do not have contracts with any airlines that obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports.  Some of our current agreements with our principal airline customers expired in 2012.  We are currently renegotiating these agreements and expect that most of the new agreements will expire in 2014.  We expect that we will continue to generate a significant portion of our revenues from a relatively small number of airlines in the foreseeable future.  Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.

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

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, as of February 2012, the Ministry of Finance has determined that an assessment of Ps.976.7 million was due from our Cancún airport subsidiary because it concluded that the amortization rate of 15.0% used to calculate amortization for 2006 and 2007 was invalid and that it should instead be 2.0%.  We believe that the Ministry of Finance’s position is erroneous and, for that reason, we filed an appeal in April 2012 to overturn this determination.  As of April 2013, the appeal is still pending resolution.  Although we believe that we have a strong legal position, we can make no assurances that we will prevail in our appeal, and if we were to lose the appeal, the consequences could include fines, penalties and other adverse consequences, which we currently estimate could total Ps.439.1 million, which could have a material adverse effect on our results and balance sheet.

The FAA could downgrade Mexico’s air safety rating again, which could result in a decrease in air traffic between the United States and our airports.

On July 30, 2010, the United States Federal Aviation Administration (“FAA”) announced that, following an assessment of Mexico’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (ICAO), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2.”  Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances, code-sharing arrangements between Mexican and United States’ airlines were suspended, and operations by Mexican airlines flying to the United States were subject to greater FAA oversight.  These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines or, in some cases, an increase in that cost of service, which resulted in a decrease in demand for travel between our airports and the United States.  Approximately 2.9% and 1.9% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2011 and 2012, respectively.

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

In 2012, Ps.3,927.5 million (including construction services) or 76.7% of our revenues were derived from operations at Cancún International Airport.  During 2011 and 2012, Cancún International Airport represented 74.2% and 75.1%, respectively, of our passenger traffic and 48.0% and 49.2%, respectively, of our air traffic movements.  The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control.  For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico.  Although these reports generally indicate that this increase in violence affects mostly cities in northern Mexico and the west coast of Mexico and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit.  In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination.  We cannot assure you that tourism in Cancún will not decline in the future.  Any event or condition affecting Cancún International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

Increases in prevailing interest rates could adversely affect our financial condition.

An increase in prevailing interest rates could adversely affect our financial condition. As of December 31, 2012, we had Ps.314.9 million in outstanding indebtedness.  All of our current peso-denomidated debt is charged interest at a rate based on the 28-day Interbank Equilibrium Interest Rate, or Tasa de Interés Interbancaria de Equilibrio (“TIIE”).  Additionally, on February 15, 2013, our Cancún airport subsidiary entered into a U.S.$215.0 million loan, which is charged interest at a rate based on the London Interbank Offered Rate (“LIBOR”).  TIIE and LIBOR fluctuate on a regular basis.  Any increased interest expense associated with increases in interest rates affects our cash flow and our ability to service our debt absent the benefit from any hedging arrangements.  All of our current peso- and U.S. dollar-denominated debt is unhedged.  Accordingly, an increase in the prevailing TIIE or LIBOR applicable to our loans would increase our debt service costs, which in turn would negatively affect our result of operations.  For further details regarding our indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

The September 11, 2001 terrorist attacks had a severe impact on the international air travel industry and adversely affected our business.  Similar events may do so again in the future.

The events of September 11, 2001 resulted in a significant decline in passenger traffic worldwide and future terrorist attacks could result in similar declines.

The terrorist attacks on the United States on September 11, 2001 had a severe adverse impact on the air travel industry, particularly on Unites States’ carriers and carriers operating international service to and from the United States.  Airline traffic in the United States fell precipitously after the attacks.  In Mexico, airline and passenger traffic decreased substantially, although the decrease was less severe than in the United States.  Our airports experienced a significant decline in passenger traffic following September 11, 2001.  Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition.

Security enhancements have resulted in increased costs and may expose us to greater liability.

The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs.  Following the events of September 11, 2001, we reinforced security at our airports.  For a description of the security measures that we adopted, see “Item 4.  Information on the Company—Business Overview—Non-Aeronautical Services—Airport Security.”  While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future.  In addition, our general liability insurance premiums for 2002 increased substantially relative to our 2001 premiums and may rise again in the future.  Since October 2001, we carry a U.S.$50.0 million insurance policy covering liabilities resulting from terrorist acts.  Because our insurance policies do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$150.0 million, we could incur significant costs if we were to be directly affected by events of this nature.  While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same.  In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries.  Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.  In addition, because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the FAA, in addition to the directives of Mexican aviation authorities.

Mexican aviation authorities have adopted ICAO guidelines requiring checked baggage on all international commercial flights beginning in January 2006 to undergo a new comprehensive screening process.  As of January 2006, we implemented the new screening system for all departing international flights, and we implemented the same system for domestic flights as of July 1, 2006 at all of our airports.  Although airlines, rather than holders of airport concessions, are responsible for baggage screening under Mexican law, we decided to purchase, install and operate the new screening equipment and supply this service to the airlines to facilitate their compliance with the new policy.  This could expose us to liability relating to the purchase, installation and operation of the equipment, or require us to purchase, install and operate additional equipment, if, among other possibilities, the new screening procedures were to fail to detect or intercept any attempted terrorist act occurring or originating at our airports.  We cannot estimate the cost to us of any such liability, if any were to arise.

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

Historically, a majority of our revenues have been from aeronautical services, and our principal source of aeronautical revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2012, passenger charges represented 44.5% of our consolidated revenues.

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

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports.  These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services.  Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico and the United States, the political situation in Mexico and elsewhere in the world, the attractiveness of our airports relative to that of other competing airports, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry.  Recent reports suggesting an increase in the level of violent crime in Mexico may have had an adverse impact on passenger traffic to our airports, even though our airports serve areas of Mexico that have been less affected by violent crime.  Any decreases in air traffic to or from our airports as a result of factors such as these could adversely affect our business, results of operations, prospects and financial condition.

Our business is highly dependent upon the operations of Mexico City Area Airports.

In 2011 and 2012, approximately 69.6% and 70.5% respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport.  As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.  In 2007, Mexico City International Airport opened Terminal 2 with 23 boarding gates with boarding bridges and three remote boarding gates served by buses, thus increasing its terminal capacity.  However, we cannot assure you that the airport’s operations will not decrease in the future, or that this capacity increase will result in an increase in passenger traffic at our airports. In 2012, domestic passenger traffic to and from Mexico City increased 17.4% as a result of low-cost airlines expanding their operations in Mexico City and decreasing operations at Toluca International Airport.

Additionally, Toluca International Airport, which is located approximately 64 km from Mexico City, has recently emerged as a complementary airport to Mexico City International Airport.  Toluca International Airport is largely served by low-cost airlines that cater to domestic passengers.  Traffic to and from Toluca represented 4.8% of domestic passengers traveling through our airports in 2011, and decreased to 2.5% of domestic passengers in 2012, reflecting the migration of low-cost airlines to the Mexico City International Airport.   Any event or condition that adversely affects Mexico City International Airport or Toluca International Airport could adversely affect our business, results of operations, prospects and financial condition.

Competition from other tourist destinations could adversely affect our business.

One of the principal factors affecting our results of operations and business is the number of passengers using our airports.  The number of passengers using our airports may vary as a result of factors beyond our control, including the level of tourism in Mexico.  In addition, the passenger traffic volume at our Mexican airports may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Acapulco, Puerto Vallarta and Los Cabos, or elsewhere, such as Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and Central American destinations.  The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of Mexico.  There can be no assurance that tourism levels in the future will match or exceed current levels.

Revenues from passenger charges are not secured, and we may not be able to collect amounts invoiced in the event of the insolvency of one of its principal airline customers.

In recent years, many airlines have reported substantial losses.  Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral.  Furthermore, passenger charges, which accounted for 44.5% of our revenues in 2012, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight.  If any of our key customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges.  For example, as a result of the Grupo Mexicana bankruptcy, we estimate that Ps.128.0 million in accounts receivable could be at risk of not being recovered, which represented approximately 22.0% of our total accounts receivable as of December 31, 2012.  We are an unsecured creditor with respect to these amounts, and we cannot assure you how much, if any, of these amounts we will be able to recover.  Recent news reports suggest that it is unlikely that Grupo Mexicana will recommence operations and because of this, it is unlikely that we will recuperate the Ps.128.0 million that we have reserved for unrecoverable accounts receivable from Mexicana.

Additionally, in November 2011, American Airlines, Inc. and certain of their respective affiliates filed for bankruptcy protection in the United States.  As of December 31, 2012, our accounts receivable balance with American Airlines is Ps.20.7 million.  As of the date of this report, American Airlines has continued to operate normally in our airports and we have continued to collect amounts due from it in compliance with existing contractual arrangements, and therefore we have not increased our reserve for doubtful accounts.  However, we cannot assure you that American Airlines will continue to make payments during the pendency of its bankruptcy proceedings.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 38.3% of our total employees as of December 31, 2012), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

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

Agrupación Aeroportuaria Internacionall III, S.A. de C.V. and Servicios Estrategia Patrimonial, S.A. de C.V., entities directly or indirectly owned and controlled by Fernando Chico Pardo, who is also the chairman of our board of directors, own 12.58% of our total capital stock.  In addition, Corporativo Galajafe, S.A. de C.V. (“Corporativo Galajafe”), an entity owned and controlled by Grupo ADO, S.A. de C.V. (“Grupo ADO”) owns 12.58% of our total capital stock.  Further, ITA, an entity which is owned 51.0% by entities directly owned and controlled by Mr. Chico Pardo and 49.0% by Corporativo Galajafe, holds Series BB shares representing 7.65% of our capital stock.   These Series BB shares provide it with special management rights.  For example, pursuant to our bylaws, ITA is entitled to present the board of directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our board of directors.  Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our shareholders) so long as its Series BB shares represent at least 7.65% of our capital stock.  Mr. Chico Pardo and Grupo ADO have entered into a shareholders’ agreement that requires their unanimous consent to cause ITA to exercise certain of these rights.  Special rights granted to ITA are more fully discussed in “Item 10.  Additional Information” and “Item 7.  Major Shareholders and Related Party Transactions.”

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

As is the case with many other domestic and international airports around the world, most of our airports have only one commercial aviation runway, although in the fourth quarter of 2009 we opened a second runway at Cancún International Airport.  Additionally, the Luis Muñoz Marín (LMM) Airport, which is operated by Aerostar Airport Holdings, LLC, or “Aerostar,” our joint venture with two Highstar Capital funds, Highstar Capital IV and Highstar Aerostar, also has two commercial aviation runways.  While we seek to keep our runways in good working order and to conduct scheduled maintenance during off-peak hours, we cannot assure you that the operation of our runways will not be disrupted due to required maintenance or repairs.  In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control.  The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

In addition, in November 2008, as part of our purchase of 130 hectares of land in the bay of Huatulco for Ps.286.3 million from the National Tourism Fund, or FONATUR, we agreed to construct at least 450 and up to 1,300 hotel rooms.  In connection with the construction of these hotel rooms, we had agreed to meet a series of construction milestones, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction.  We had completed and presented a master development plan and FONATUR had granted us an extension of time to submit archetictural plans, which were due on May 15, 2013.  However, on March 26, 2013, FONATUR relieved us of the obligation to submit the architectural plans and complete the construction projects within a specific timeframe.  Therefore, we no longer need to request an extension from FONATUR and we are no longer subject to penalties by FONATUR if we do not submit the plans or complete the construction project within the allotted time.  However, we are still required to meet all other obligations, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction.   For more information on the development in the bay of Huatulco development, please see “Item 4. Information on the Company —Business Overview —Other Properties.”   However, we cannot assure you that FONATUR will not make future requests to complete the project within a set timeframe or that we will be able to timely complete the required steps within that timeframe.

We are exposed to risk related to other business opportunities.

In July 2012, the Puerto Rico Ports Authority granted Aerostar, our joint venture with Highstar Capital IV and Highstar Aerostar, a concession to operate the LMM Airport under the United States FAA’s Airport Privatization Pilot Program.  On February 27, 2013, the transaction was finalized and Aerostar began operating the LMM Airport.  In relation to Aerostar’s acquisition of the LMM Airport Lease, our Cancún airport subsidiary entered into U.S.$215.0 million credit facility with Bank of America Merill Lynch and BBVA to make capital contributions to Aerostar required by Aerostar’s Operating Agreement, to which our Cancún airport subsidiary is a party as a member of Aerostar.  Certain covenants in this credit facility restrict our ability to incur debt in the future, which could in turn limit our ability to pursue other business opportunities.  For a more detailed description of the terms of this credit facility, see “Item 5. Operating and Financial Review and Prospects —Indebtedness.”  Additionally, our Cancún airport subsidiary pledged part of if assets, including its membership interests in Aerostar, as collateral for debt incurred by Aerostar to fund a portion of the concession fee and contingent liabilities related to the concession.  Our Cancún airport subsidiary’s incurrence of debt and pledge of assets may limit our ability to obtain financing for future acquisitions or transactions.  In addition, other risks and uncertainties related to our interest in the LMM Airport concession include the diversion of the attention of our senior management from the operation of our daily business, entering a new market in which we have limited experience, the possibility that revenues from the concession may not offset increased operating expenses associated with the concession or that the future valuations of the concession may differ from the concession fee that we paid, and Aerostar’s potential assumption of liabilities.  We may also explore other business opportunities from time to time, which may result in risks and uncertainties similar to those described above.  Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our revenues, expenses and net income.

Our LMM Airport business is conducted through Aerostar, our joint venture with Highstar Capital, over which we share joint control.

We and Highstar Capital, through its two investment funds, Highstar Capital IV and Highstar Aerostar, each have a 50% interest in our joint venture, Aerostar.  All operating and management decisions relating to Aerostar, except for major decisions, require the approval of the majority of the votes of the managers, provided that at least one manager appointed by each member votes in the affirmative.  However, major decisions, including requiring the members to make additional capital contributions, setting Aerostar’s annual budget, and approving distributions to Aerostar’s members, require the unanimous vote of Aerostar’s managers.

Our interests and strategies in Aerostar’s operation of the LMM Airport may defer from those of Highstar Capital given that our Cancún airport subsidiary made a subordinated shareholder loan to Aerostar in addition to its equity ownership, because of the different nature of our respective businesses and for other reasons.  These diverging interests may impair our ability to reach agreement with Highstar Capital  on certain major decisions.   In the event the managers appointed by each of our Cancún airport subsidiary and Highstar Capital cannot reach agreement on major decisions and there is a deadlock, any manager may refer the deadlock to the Chief Executive Officers of ASUR or Highstar Capital.  If that person is unable to resolve the deadlock, then the matter will be referred to a non-binding mediation process.  Finally, if the matter is not resolved through mediation, then either member can submit the dispute to final and binding arbitration.  In the event that we do not reach an agreement with Highstar Capital on an issue that requires unanimous approval of the managers, the delay and cost resulting from a deadlock could adversely affect the operations of the LMM Airport and in turn could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market prices of our shares.

For a discussion of Aerostar’s operating agreement and how it governs and limits our involvement in Aerostar, see “Item 4. Information of the Company—Scope of Aerostar’s Operating Agreement.”

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

In addition, our maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements.  For the five-year term ending December 31, 2013, an annual efficiency adjustment factor of 0.7% was established by the Ministry of Communications and Transportation.  Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport’s maximum rates every five years.  For a description of these efficiency adjustments, see “Item 4. Information on the Company—Regulatory Framework—Price Regulation—Methodology for Determining Future Maximum Rates.”  We cannot assure you that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate.

Our maximum rates and annual efficiency adjustments will be renegotiated in 2013.

This year, the Ministry of Communications and Transportation will set our maximum rates and annual efficiency adjustments for 2013 through 2018.  For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4. Information of the Company—Regulatory Framework—Price Regulation.”  We are unable to predict what our maximum rates or annual efficiency adjustments will be for this period, and we cannot assure you that any changes to our maximum rates or annual efficiency adjustments for this period will not have a material adverse impact on our results of operations.

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

On December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law.  Among other things, the bill proposes that the Ministry of Communications and Transportation gain additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the proper operation of civil aviation in Mexico and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports.  See “Item 5. Operating and Financial Review and Prospects—Recent Developments—A bill was introduced in Mexico’s Congress to amend the Mexican Airport Law.”  The bill has been approved by the Senate and reviewed by the House of Deputies.  The House of Deputies made some changes to the bill and returned it to the Senate for further review.

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

Our Mexican concessions may be terminated under various circumstances, some of which are beyond our control.

We operate each of our Mexican airports under 50-year concessions granted as of 1998 by the Mexican government.  Any of the Mexican concessions may be terminated for a variety of reasons.  For example, a concession may be terminated if we fail to make the committed investments required by the terms of that concession.  In addition, in the event that we exceed the applicable maximum rate at an airport in any year, the Ministry of Communications and Transportation is entitled to reduce the applicable maximum rate at that airport for the subsequent year and assess a penalty.  Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in termination only if sanctions have been imposed for violation of the relevant term at least three times. Violations of other terms of a concession can result in the immediate termination of the concession.  We would face similar sanctions for violations of the Mexican Airport Law or its regulations.  Although we believe we are currently complying with the principal requirements of the Mexican Airport Law and its regulations, we may not be in compliance with certain requirements under the regulations.  These violations could result in fines or other sanctions being assessed by the Ministry of Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times.  For a description of the consequences that may result from the violation of various terms of our Mexican concessions, the Mexican Airport Law or its regulations, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Mexican Concessions and Concession Assets.”  Under applicable Mexican law and the terms of our concessions, our concessions may also be granted subject to additional conditions, which we may be unable to meet.  Failure to meet these conditions may also result in fines, other sanctions and the termination of the concessions.

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

In the event that any one of our Mexican concessions is terminated, whether through reversion (rescate) or otherwise, our other Mexican concessions may also be terminated.  Thus, the loss of any Mexican concession would have a material adverse effect on our business and results of operations.  For a discussion of events which may lead to a termination of a Mexican concession, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Mexican Concessions and Concession Assets.”  Moreover, we are required to continue operating each of our nine Mexican airports for the duration of our concessions, even if one or more of them are unprofitable.

The Mexican government could grant new concessions that compete with our airports, including the Cancún International Airport.

The Mexican government could grant additional concessions to operate existing government managed airports, or authorize the construction of new airports, that could compete directly with our airports.  We may be denied the right to participate in the bidding processes to win these concessions.  For example, in 2010, the Mexican government announced a bidding process to grant a concession for a new airport in the Mayan Riviera.  The Mexican state of Quintana Roo formed a majority state-owned company to seek any such concession that may be granted.  Three other companies, including ASUR, participated in the bidding process in 2010.  On January 31, 2011, the Federal Competition Commission (COFECO) issued an unfavorable decision regarding our participation in the bidding process for the construction, maintenance and operation of the Riviera Maya airport.  We disagreed with the decision and the views expressed by COFECO and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process.  On May 20, 2011, we were notified by the Ministry of Communications and Transportation, through the Mexican Civil Aviation Authority, that the international public bidding process was cancelled because none of the technical bids presented by the participants complied with the requirements established in the bidding documents.

As a result, these legal proceedings were cancelled and have therefore terminated.  No party was declared the winner of these legal proceeding.  However, we may be denied the right to participate in new bidding processes for airports in the region and we are unable to estimate the potential financial impact, if any, that the decision to not let us participate in bidding processes could have on our future earnings.

Currently, the Mayan Riviera is served primarily by Cancún International Airport.  We are unable to predict the effect that the Mayan Riviera Airport may have on our passenger traffic or operating results.

In addition, in certain circumstances, the Mexican government can grant concessions without conducting the public bidding process.  Furthermore, the Federal Competition Commission has the power, under certain circumstances, to reject awards of concessions granted by the government.  Please see “Item 4.  Information on the Company—Regulatory Framework—Grants of New Concessions” below.  Grants of new concessions could adversely affect our business, results of operations, prospects and financial condition.

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated.  In 2012, approximately 55.6% of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations and that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our master development programs or the obligation under concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

Historically, we have set the prices we charge for regulated services at each airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport.  We expect to continue to pursue this pricing strategy in the future.  For example, in 2012, our revenues subject to maximum rate regulation represented 99.9% of the amount we were entitled to earn under the maximum rates for all of our airports.  There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)).  However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight.  Such tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions.  The peso has recently experienced significant volatility, depreciating 29.4%, from Ps.10.98 per U.S.$1.00 on September 30, 2008 to Ps.14.21 per U.S.$1.00 on March 31, 2009.  Between March 31, 2009 and December 31, 2009, the peso fluctuated between Ps.13.00 and Ps.14.00 per U.S.$1.00, and then began to appreciate.  From December 31, 2009 to December 30, 2010, the peso appreciated by approximately 5.5%, from Ps.13.06 per U.S.$1.00 on December 31, 2009 to Ps.12.35 per U.S.$1.00 on December 30, 2010.  From December 30, 2010 to December 30, 2011, the peso depreciated by approximately 13.1%, from Ps.12.35 per U.S.$1.00 on December 30, 2010 to Ps.13.95 per U.S.$1.00 on December 30, 2011.  From December 30, 2011 to December 31, 2012, the peso appreciated by approximately 7.1%, from Ps.13.95 per U.S.$1.00 on December 30, 2011 to Ps.12.96 on December 31, 2012.  On January 2, 2013, the exchange rate was Ps.12.76 per U.S.$1.00.  In the event that any one of our concessions is terminated, our other concessions may also be terminated.

Changes in existing or new laws and regulations, including tax laws, or regulatory enforcement priorities could adversely affect our businesses or investments.

Laws and regulations at the local, regional and national levels, both in Mexico, the United States and the Commonwealth of Puerto Rico, change frequently, and the changes can impose significant costs and other burdens of compliance on our businesses or investments.  Any changes in regulations, the interpretation of existing regulations, the imposition of additional regulations or the enactment of any new legislations that affect the airport sector, employment/labor, transportation/logistics, energy costs, tax or environmental issues, could have an adverse impact, directly or indirectly, on our financial condition and results of operations.

The level of environmental regulation in Mexico has significantly increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent.  We expect this trend to continue and to be stimulated by international agreements between Mexico and the United States.  There can be no assurances that environmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial conditions.

In addition, our joint venture Aerostar, as operator of the LMM Airport, is subject to United States federal aviation laws and regulations issued by the FAA and the Transportation Security Administration, or “TSA.”  However, because the LMM Airport is the first airport to be privatized under the Airport Privatization Pilot Program, it is unclear how the FAA will apply to Aerostar and the LMM Airport existing and future laws and regulations applicable to airport operators in the United States.  If Aerostar fails to comply with existing or future laws and regulations, it could be subject to fines or be required to incur expenses in order to bring the LMM Airport into compliance.  This and any other future changes in existing laws and changes in enforcement priorities by the governmental agencies charged with enforcing existing laws and regulations, as well as changes in the interpretation of these laws and regulations, can increase our and our businesses and investments’ compliance costs.

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

As of December 31, 2012, less than 2.0% of our liabilities (approximately U.S.$44.0 million) were dollar-denominated. However, on February 15, 2013, we entered into a U.S.$215.0 million credit facility with BBVA Bancomer and Merill Lynch, which is denominated in U.S. dollars.  Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings, we may incur dollar-denominated debt to finance all or a portion of these investments.  A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

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

However, Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6% and inflation increased by 2.5%. GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009.  In 2010, the Mexican economy began to recover, with GDP increasing by 5.5% and inflation remaining stable at 4.4%.  In 2011, Mexican GDP increased 3.7% with inflation decreasing to 3.8%.  In 2012, GDP increased 3.9% with inflation decreasing to 3.6%.

If the Mexican economy does not continue to recover, if inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

Political developments in Mexico could adversely affect our operations.

Our financial condition and results of operation may be adversely affected by changes in Mexico’s political climate to the extent that such changes affect the nation’s economic policies, growth, stability, outlook or regulatory environment.

After twelve years of government control by the National Action Party (“PAN”), the candidate for president of the Institutional Revolutionary Party (“PRI”), Enrique Peña Nieto, won the presidential election in 2012.  Mr. Peña Nieto took over the presidency at a time where Mexico’s economy is improving and he promised to continue improving the economy, generate growth and employment, and contain drug related violence and crime.  However, we cannot assure you that the current or any future administration will maintain business friendly and open market economic policies and policies that stimulate economic growth and social stability.  Any changes in the Mexican economy or the Mexican government’s economic policies may have a negative effect on our business, financial condition and results of operations.  In addition, because no single party currently has a clear majority in congress, government gridlock and political uncertainty may occur.  We cannot provide any assurances that political or social developments in Mexico, over which we have no control, will not have an adverse effect on Mexico’s economic situation and on our business, results of operations, financial condition and ability to repay our indebtedness.  Finally, we cannot provide any assurances that the government will successfully contain drug related violence and crime.  If media outlets continue to report an increase in the level of drug-related violence in Mexico, the desirability of the locations in which we operate as tourist destinations can be affected, which could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. In particular, our financial statements are prepared in accordance with IFRS which differs from United States GAAP in a number of respects.  Items on the financial statements of a company prepared in accordance with IFRS may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with United States GAAP.

Mexican law and our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders.

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in ASUR and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances.  Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in ASUR.  If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

ASUR is organized under the laws of Mexico, with its principal place of business (domicilio social) in Mexico City, and most of our directors, officers and controlling persons reside outside the United States.  In addition, all or a substantial portion of our assets and their assets are located outside of the United States.  As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the United States federal securities laws.  There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of United States courts, of liabilities based solely on the United States federal securities laws.

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

On August 3, 2010, we filed a shelf registration statement with the SEC, which permits us or selling stockholders to offer, from time to time, Series B shares, directly or in the form of our ADSs.  On August 17, 2010, JMEX B.V., which held approximately 16.1% of our capital stock, disposed of 100% of its holdings or 47,974,228 Series B shares, in an underwritten public offering at a price of U.S.$4.48 per Series B share.  On November 7, 2011, Fernando Chico Pardo signed an agreement to sell 49% of ITA and 37,746,290 of his Series B shares to Grupo ADO, S.A. de C.V for an aggregate purchase price of U.S.$196.6 million.

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

Forward Looking Statements

This Form 20-F contains forward-looking statements.  We may from time to time make forward-looking statements in our periodic reports to the SEC on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others.  Examples of such forward-looking statements include:

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

ITA paid the Mexican government a total of Ps.1,165.1 million (nominal pesos, excluding interest) (U.S.$120.0 million based on the exchange rates in effect on the dates of payment) in exchange for:

•                  45,000,000 Series BB shares representing 15.0% of our outstanding capital stock (as of the date hereof, Series BB shares represent 7.65% of our outstanding capital stock following the conversion described below),

•                  three options to subscribe for newly issued Series B shares, all of which have expired unexercised, and

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

The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for United States inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement).  The agreement was recently amended to provide for quarterly payments of the fee.  The fixed dollar amount decreased during the agreement’s initial five years.  The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002.  Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the United States consumer price index) as from the first anniversary of the technical assistance agreement.  In 2012, the fixed amount was U.S.$ 2.8 million.  We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  In 2008, 2009, 2010, 2011 and 2012 the technical assistance costs were Ps.104.5 million,  Ps.103.52 million, Ps.110.7 million, Ps.130.4 million and Ps.154.4 million respectively, greater than the fixed cost of  Ps.33.1 million, Ps. 34.0 million,  Ps.32.3 million, Ps.37.2 million and Ps.35.3 million respectively for the same periods.

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

Under our bylaws, the participation agreement and the technical assistance agreement, ITA has the right to elect two members of our board of directors (which currently consists of nine members) and their alternates, and to present the board of directors the name or names of the candidates for appointment as our chief executive officer, to remove our chief executive officer, and to appoint and remove half of our executive officers.  As the holder of the Series BB shares, ITA’s consent is also required to approve certain corporate matters so long as ITA’s Series BB shares represent at least 7.65% of our capital stock.  In addition, our bylaws, the participation agreement and the technical assistance agreement contain certain provisions designed to avoid conflicts of interest between ASUR and ITA.  The rights of ITA in our management are explained in “Item 6. Directors, Senior Management and Employees—Committees.”

The remaining 85.0% of our outstanding capital stock, which at that time (prior to the conversion in June 2007 by ITA of 22,050,000 Series BB shares into 22,050,000 Series B shares) consisted of 255,000,000 Series B shares, was sold by the Mexican government to a Mexican trust established by NAFIN.  This trust subsequently sold the shares it held in us to the public.  To our knowledge, the Mexican government no longer holds any of our shares.

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

As required under the participation agreement entered into in connection with the Mexican government’s sale of the Series BB shares to ITA, ITA has transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C (“Bancomext”).  Under the terms of the participation agreement and the trust agreement, ITA’s majority shareholder, currently Fernando Chico Pardo, is required to, directly or indirectly, maintain an ownership interest in ITA of a minimum of 51% prior to December 18, 2013 unless otherwise approved by the Ministry of Communications and Transportation.  To the extent that Mr. Chico Pardo acquires shares of ITA in excess of a 51% interest, this additional interest may be sold without restriction.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—ITA Trust and Shareholders’ Agreement” for a further description of these provisions.  There can be no assurance that the terms of the participation agreement or the trust would not be amended to reduce or eliminate these ownership commitments.  If ITA or its stockholders default on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the participation agreement or the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5.0% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

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

Currently, Fernando Chico Pardo, our Chairman, directly holds 51.0% of ITA’s shares.  The other 49.0% is held by Corporativo Galajafe, an entity owned and controlled by Grupo ADO.  Mr. Chico Pardo became a stockholder in ITA in April 2004 when he acquired the 24.5% ownership stake of French group Vinci, S.A. in ITA and a 13.5% ownership stake of the Spanish group Ferrovial Aeropuertos, S.A. in ITA.  At the same time, Copenhagen Airports acquired Ferrovial Aeropuertos, S.A.’s 11.0% ownership interest in ITA, thereby increasing its participation in ITA from 25.5% to 36.5%.  Mr. Chico Pardo acquired an additional 25.5% ownership stake in ITA through the exercise of his right of first refusal following the auction of such shares by NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government.  On April 29, 2005, Copenhagen Airports increased its participation in ITA from 36.5% to 49.0% through the purchase of shares from Mr. Chico Pardo.

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

On October 13, 2010, Copenhagen Airports consummated the sale of its 49.0% stake in ITA to Mr. Chico Pardo.  As a result of this transaction, Mr. Chico Pardo became the direct or indirect owner of 100% of the shares of ITA.  On January 4, 2012, Fernando Chico Pardo consummated the sale of an entity that owns and controls 49.0% of the shares of ITA to Corporativo Galajafe, an entity owned an controlled Grupo ADO.  See “Item 7. Major Shareholders and Related Party Transactions—Purchase and subsequent sale of 49.0% of ITA by Fernando Chico Pardo.”

Mr. Chico Pardo is the founder and President of Promecap, S.C. since 1997.  He was appointed by ITA as a member of our board of directors and has been Chairman of the Board since April 28, 2005.  He also also served as a board member of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sansborns Hermanos, Sears Roebuck de México and Grupo Posadas de México.

Investment in Luis Muñoz Marín (“LMM”) International Airport

On July 11, 2012, Aerostar, a joint venture between our Cancún airport subsidiary and Highstar Capital, submitted a bid for a concession to operate the LMM Airport.  On February 27, 2013, the transaction was completed and Aerostar began operating the LMM Airport.  Our Cancún airport subsidiary owns 50% of Aerostar’s outstanding membership interests, which it has pledged on a non-recourse basis to secure U.S.$410.0 million of indebtedness incurred by Aerostar to pay the upfront leasehold fee, fund capital expenditures and for working capital purposes.  As member of Aerostar, our Cancún airport subsidiary is entitled to distributions and to repayments.  However, pursuant to the terms of Aerostar’s debt, no distributions may be paid until a U.S.$50.0 million capital expenditure facility and a U.S.$10.0 million working capital facility are paid in full.  These facilities mature in March 2016.  After these facilities are repaid, distributions may be made subject to satisfaction of certain conditions by Aerostar, including compliance with a debt service coverage ratio test.  Additionally, our Cancún airport subsidiary made a U.S.$100.0 million subordinated shareholder loan to Aerostar to partially fund the cost of acquiring the concession to operate the LMM Airport and it is entitled to cash  interest payments on the subordinated shareholder loan whenever certain conditions are met, including that dividends are permitted to be paid.  When cash interest payments are not permitted, interests on this loan is capitalized.

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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2009			2010			2011			2012		2013		Totals
	(millions of constant pesos as of December 31, 2012)(1)

Cancún	Ps.	663.0	(2)	Ps.	711.9	(2)	Ps.	483.6	(2)	Ps.	509.9	Ps.	381.2	Ps.	2,749.6
Cozumel	19.9			47.9			16.2			38.4		11.6		134.0
Huatulco	60.2			172.0			80.2			67.6		11.2		391.2
Mérida	85.7			143.9			83.0			18.6		6.9		338.1
Minatitlán	23.4			28.4			7.5			4.1		4.4		67.8
Oaxaca	54.8			158.4			70.6			48.4		20.3		352.5
Tapachula	8.6			6.5			5.4			2.8		45.1		68.4
Veracruz	54.8			94.8			102.7			33.3		126.0		411.6
Villahermosa	52.3			102.7			67.8			34.6		14.4		271.8
Total	Ps.	1,022.7		Ps.	1,466.6		Ps.	917.0		Ps.	757.7	Ps.	621.1	Ps.	4,785.0

(1)                                 Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)                                 Prior to December 31, 2008, we invested a total of Ps.1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún International Airport.  As a result, the Ministry of Communications has applied Ps.1,054.8 million of this amount to the satisfaction of our committed investments at Cancún International Airport for 2009 through 2013, of which approximately Ps.211.0 million was allocated to each calendar year.  The amounts reflected above are the total amount of committed investments, and do not include deductions for these amounts.

The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments			Indicative Investments
Airport	January 1, 2009 – December 31, 2013			January 1, 2014 – December 31, 2018			January 1, 2019 – December 31, 2023
	(millions of constant pesos as of December 31, 2012)(1)

Cancún	Ps.	2,749.6	(2)	Ps.	1,375.5	(2)	Ps.	904.4	(2)
Cozumel	134.0			138.4			102.1
Huatulco	391.2			82.0			54.8
Mérida	338.1			142.9			94.0
Minatitlán	67.8			68.2			41.8
Oaxaca	352.5			76.5			96.9
Tapachula	68.4			47.8			23.4
Veracruz	411.6			299.8			323.8
Villahermosa	271.8			63.9			66.1
Total	Ps.	4,785.0		Ps.	2,295.0		Ps.	1,707.3

(1)                                Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)                                 Prior to December 31, 2008, we invested a total of Ps.1,666.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún International Airport.  As a result, the Ministry of Communications has applied Ps.1,054.8 million of this amount to the satisfaction of our committed investments at Cancún International Airport for 2009 through 2013, and Ps.612.9 million to the satisfaction of our indicative investments for 2014 through 2018.  The amounts reflected above are the total amount of committed and indicative investments, and do not include deductions for these amounts.

BUSINESS OVERVIEW

We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998.  As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities.  We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers.  Our concessions include the concession for Cancún International Airport, which was the second busiest airport in Mexico in 2012 in terms of passenger traffic, and the first busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation.  We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

In addition, our joint venture Aerostar holds a lease to operate, maintain and develop the LMM Airport, in San Juan, Puerto Rico, for forty years from February 27, 2013.

Mexico

Mexico is one of the main tourist destinations in the world.  Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with approximately 23.1 million visitors in 2012, according to the Mexican Ministry of Tourism.  Within Latin America and the Caribbean, Mexico ranked first in 2012 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization.  The tourism industry is one of the largest generators of foreign exchange in the Mexican economy.  Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2012, according to the Mexican Ministry of Tourism.  Cancún International Airport represented 74.2% and 75.1% of our passenger traffic volume and 72.8% and 76.7% of our revenues in 2011 and 2012, respectively.  As of December 31, 2012, Cancún had approximately 30,117 hotel rooms, according to the Mexican Ministry of Tourism.  We believe that Cancún International Airport is positioned to benefit from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas.  According to the Mexican National Trust for Tourism Development, the Mayan Riviera had approximately 40,584 hotel rooms as of December 31, 2012.

Our Mexican airports served approximately 17.5 million passengers in 2011 and approximately 19.2 million passengers in 2012.  For year-by-year passenger figures, see “Item 4. Information of the Company—Our Mexican Airports.”

The United States currently is a significant source of passenger traffic volume in our airports.  In 2011 and 2012 international passengers represented 57.5% and 55.1% respectively, of the total passenger traffic volume in our airports.  In 2011 and 2012, 61.4% and 58.2% respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States.  As of December 31, 2012, 9 Mexican and 72 international airlines, including United States-based airlines such as

American Airlines and United Air Lines (previously United Air Lines and Continental Airlines), were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.

The following table sets forth our revenues for the period presented.

	Year Ended December 31,
	2011		2012
	(thousands of pesos)
Revenues:
Aeronautical Services	Ps.	2,498,344	Ps.	2,849,136
Non-Aeronautical Services	1,360,938		1,607,585
Construction Services	714,024		663,170
Total	Ps.	4,573,306	Ps.	5,119,891

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the “dual-till” price regulation system applicable to our airports.

Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services.  Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense.  Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft.  In 2011 and 2012, 54.6% and 55.6% of our consolidated revenues, respectively, were derived from aeronautical services.

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers).  We do not collect passenger charges from arriving passengers.  Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline.  As of December 2012, the charge for international passengers was U.S.$22.4 for the Huatulco, Villahermosa and Oaxaca Airports, respectively, and U.S.$23.7, U.S.$25.7, U.S.$29.7, U.S.$21.6, U.S.$21.6 and U.S.$21.2 for Veracruz, Mérida, Cozumel,  Tapachula, Minatitlán and Cancún Airports, respectively.  As of December 2012, the charge for domestic passengers was Ps.487.1, Ps.422.4, Ps.268.47, Ps.259.5, Ps.258.6, Ps.215.1, Ps.211.2, Ps.199.6 and Ps.181.1 (nominal pesos) for the Tapachula, Minatitlán, Cozumel, Oaxaca, Mérida, Huatulco, Villahermosa, Veracruz,  and Cancún Airports, respectively.  International passenger charges are currently dollar-denominated, but generally collected in pesos based on the average exchange rate during the month prior to the flight.  Domestic passenger charges are peso-denominated.  In each of 2011 and 2012, passenger charges represented 79.0% and 80.1% respectively of our aeronautical revenues and 43.2% and 44.5% respectively, of our total consolidated revenues.

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

Non-aeronautical Services

General

Non-aeronautical services have historically generated a proportionately smaller portion of our revenues.  Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport).  In 2011 and 2012, 26.0% and 27.6% of our consolidated revenues, respectively, were derived from commercial revenues as defined under the Mexican Airport Law.

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

In 2007, we opened 21 new retail stores in Cancún International Airport, mostly in connection with the opening of the new Terminal 3, including restaurants, gift shops, a duty free shop, a drugstore, a convenience store, an exchange booth, and a spa.  We also opened one new retail store at each of the Mérida, Veracruz, and Villahermosa airports.  In addition, in July 2007, we signed a five-year agreement with Banco Santander to install and operate branches at the Cancún, Mérida, and Veracruz airports, and to install ATMs at the Cozumel, Huatulco, Minatitlán, Oaxaca, Tapachula, and Villahermosa airports.  In 2008, we opened one new store in Cancún airport.  In 2009, we opened one new store in Cancún International Airport as well as car rental locations at Cancún, Mérida, Tapachula and Veracruz airports.  In 2010, we opened 20 commercial spaces and closed eight commercial spaces for a net increase of 12 commercial spaces (including retail, convenience stores and foreign exchange services), including seven in Cancún, two in each of Veracruz, Villahermosa, Oaxaca, Merida and Huatulco, and one in each of Cozumel, Minatitlan and Tapachula.  In 2011, we opened nine commercial spaces, including six in Cancún, one in Cozumel, one in Minatitlán and one in Tapachula.  In 2012, we opened 6 commercial spaces, including three in Villahermosa, two in Merida and one in Veracruz.

We believe that revenues from commercial activities account for 25.0% or more of the consolidated revenues of many leading international airports.  Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in our airports.

Within our nine Mexican airports, we leased approximately 227 commercial premises as of December 31, 2012, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies.  Our most important tenants in terms of occupied space and revenue in 2012 were Aldeasa and Controladora Mera and its affiliates.  Generally, concessionaires pay a monthly fee based on the higher of a fixed amount or a percentage of their revenues.

Access Charges

At each of our Mexican airports, we earn revenues from charging access fees to various third-party providers of complementary services, including luggage check-in, sorting and handling, aircraft servicing at our gates, aircraft cleaning, cargo handling, aircraft catering services and assistance with passenger boarding and deplaning.  Our revenues from access charges are regulated under our “dual-till” price regulation system.  Under current regulations, each of these services may be provided by the holder of a Mexican airport concession, by a carrier or by a third party hired by a concession-holder or a carrier.  Typically, these services are provided by third parties, whom we charge an access fee based on a percentage of revenues that they earn at our Mexican airports.  Under the Mexican Airport Law, third-party providers of complementary services are required to enter into agreements with the respective concession holder at that airport.  Eight different contractors provide handling services at our nine Mexican airports.

Consorcio Aeromexico, the parent of the Aeromexico airline, owns Administradora Especializada en Negocios, S.A de C.V, or “Administradora Especializada,” the successor company to Servicios de Apoyo en Tierra, or “SEAT,” a company that provides certain complementary services, such as baggage handling, to various carriers at airports throughout Mexico.  SEAT operated at our

Mexican airports prior to our commencement of operations under our concessions and continues to do so through its successor company.

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services.  Administradora Especializada is currently the sole provider of baggage handling services at all of our Mexican airports except for Tapachula airport.  If Administradora Especializada ceased to provide such services directly, we could be required to provide these services or find a third party to provide them.

Automobile Parking and Ground Transport

Each of our Mexican airports has public car parking facilities consisting of open-air parking lots.  The only Mexican airport at which we do not charge parking fees is Cozumel.  Revenues from parking at our Mexican airports currently are not regulated, although they could become regulated upon a finding by the Mexican Competition Commission that there are no competing alternatives.

We collect revenues from various commercial vehicle operators, including taxi, bus and other ground transport operators.  Our revenues from permanent providers of ground transport services, such as access fees charged to taxis, are regulated activities, while our revenues from non-permanent providers of ground transport services, such as access fees charged to charter buses, are not regulated revenues.  In October 2007, we entered into new concession agreements with car rental companies, which had better economic terms than the previous concession agreements.  These concession agreements expire in 2012.  We have renegotiated the concession agreements in Cancún and they now expire in 2014.  The concession agreements at the other airports are currently in the process of being renegotiated.  We expect that after renegotiations are completed, these agreements will also expire in 2014.

Airport Security

The Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation, and the Office of Public Security issue guidelines for airport security in Mexico.  At each of our Mexican airports, security services are provided by independent security companies that we hire.  In recent years, we have undertaken various measures to improve the security standards at our Mexican airports.  These measures included increasing the responsibilities of the private security companies that we hire, the implementation, in accordance with regulations issued by the International Civil Aviation Organization (ICAO), of integrated computer tomography and baggage detection system for international and domestic flights to detect explosive traces, the modernization of our carry-on luggage scanning and security equipment, the implementation of strict access control procedures to the restricted areas of our Mexican airports and the installation of a closed-circuit television monitoring system in some of our Mexican airports.

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

To comply with these directives, we reinforced security by:

•                  increasing and improving the security training of Mexican airport personnel,

•                  increasing the supervision and responsibilities of both our security personnel and airline security personnel that operate in our Mexican airports,

•                  issuing new electronic identification cards to Mexican airport personnel,

•                  reinforcing control of different access areas of our Mexican airports, and

•                  physically changing the access points to several of the restricted areas of our Mexican airports.

Airlines have also contributed to the enhanced security at our Mexican airports as they have adopted new procedures and rules issued by the General Office of Civil Aviation applicable to airlines.  Some measures adopted by the airlines include adding more points for verification of passenger identification, inspecting luggage prior to check-in and reinforcing controls over access to airplanes by service providers (such as baggage handlers and food service providers).  As of January 1, 2006, we are providing additional services to the airlines, including providing facilities to assist airlines in complying with requirements to screen all checked baggage on international flights.  We began providing similar assistance to domestic flights as of July 1, 2006.

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

Our Mexican Airports

In 2012, our Mexican airports served a total of 19.2 million passengers, approximately 55.1% of which were international passengers.  In 2011, our airports served a total of approximately 17.5 million passengers, approximately 57.5% of which were international passengers.  In 2012, Cancún International Airport accounted for 75.2% of our passenger traffic volume and 76.7% of our revenues from our nine Mexican airports.

All of our Mexican airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our Mexican airports based on flight origination or destination.

Passengers by Flight Origin or Destination(1)
(in thousands)

	Year Ended December 31,
Region	2008	2009	2010	2011	2012	Percentage of Total 2012
Mexico(2)	8,064	7,033	7,245	7,694	8,941	46.5%
United States	6,526	5,816	6,197	6,188	6,174	32.1%
Canada	1,268	1,307	1,545	1,715	1,777	9.2%
Europe	1,474	1,038	1,202	1,325	1,499	7.8%
Latin America	418	339	525	617	855	4.4%
Asia and others	2	3	1	1	1	0.0%
Total	17,752	15,536	16,715	17,540	19,247	100.0%

(1) Figures exclude passengers in transit and private aviation passengers.

(2) Figures include domestic flights taken by international passengers; in 2012, such flights accounted for 3.4% of all flights traveling within Mexico to our airports.

In 2011 and 2012, approximately 69.6% and 70.5% respectively, of our domestic passengers traveled to or from Mexico City.

The following table sets forth the total traffic volume and air traffic movements in our nine Mexican airports for the periods presented:

Airport Traffic
(in thousands)

	Year ended December 31,
	2008	2009	2010	2011	2012
Passengers:
Total	17,752.4	15,535.8	16,715.3	17,539.8	19,246.6
Air traffic movements:
Total	270.1	246.5	256.1	250.9	260.0

The following table sets forth the passenger traffic volume for each of our Mexican airports during the periods indicated:

Passenger Traffic
(in thousands)

	Year ended December 31,
	2008	2009	2010	2011	2012

Cancún	12,646.5	11,174.9	12,439.3	13,022.5	14,463.5
Mérida	1,280.8	1,058.6	1,135.7	1,225.6	1,233.7
Cozumel	525.4	435.7	438.8	441.7	457.2
Villahermosa	959.0	766.4	728.8	851.3	960.1
Oaxaca	594.4	523.1	446.7	401.3	473.1
Veracruz	981.1	852.6	834.2	867.4	894.5
Huatulco	366.0	388.1	385.6	459.6	473.3
Tapachula	240.1	190.4	185.2	161.9	158.0
Minatitlán	159.0	146.0	121.0	108.5	133.2
Total	17,752.4	15,535.8	16,715.3	17,539.8	19,246.6

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2008	2009	2010	2011	2012

Cancún	121,397	110,937	119,826	120,513	127,876
Mérida	33,207	28,551	30,838	28,545	28,204
Cozumel	16,283	16,269	15,339	15,008	14,919
Villahermosa	25,295	20,541	19,723	20,351	22,143
Oaxaca	17,866	17,188	15,762	14,940	15,851
Veracruz	31,243	30,708	32,849	30,163	30,429
Huatulco	6,978	6,954	6,798	7,892	7,226
Tapachula	9,765	8,431	7,993	7,344	7,227
Minatitlán	8,050	6,910	6,994	6,178	6,159
Total	270,084	246,489	256,122	250,934	260,034

(1)           Includes departures and landings.

The following table sets forth the air traffic movements in our Mexican airports for the periods indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category

	Year ended December 31,
	2008	2009	2010	2011	2012

Commercial Aviation	210,248	193,214	203,167	198,121	205,754
Charter Aviation	17,341	13,421	10,517	11,273	10,288
General Aviation(1)	42,495	39,854	42,438	41,540	43,992
Total	270,084	246,489	256,122	250,394	260,034

(1)                                   General aviation generally consists of small private aircraft.

Cancún International Airport

Cancún International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues.  In 2012, Cancún International Airport was the second busiest airport in Mexico in terms of passenger traffic and the first busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation.  The airport is located approximately 16 kilometers (ten miles) from the city of Cancún, which has a population of approximately 700,805.  A substantial majority of the airport’s international passengers (60.4% in 2011 and 57.0% in 2012) began or ended their travel in the United States.  The airport’s most important points of origin and destination are Mexico City, Miami, Houston, New York, Atlanta and Chicago.  Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States.  See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the U.S. economy.”

During 2012, approximately 14.5 million passengers traveled through Cancún International Airport, principally through Terminal 2 and Terminal 3, which was opened in May 2007.

Cancún is located in the state of Quintana Roo.  Cancún and its surroundings are the most visited international tourism destination in Mexico in 2012, according to the Mexican Ministry of Tourism.  According to the Mexican National Trust for Tourist Development, the Cancún area had approximately 30,117 hotel rooms as of December 31, 2012.  Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún International Airport.  By air, Cancún is approximately one and a half to five hours from all major cities in the United States and 10 to 13 hours by air from most major European cities.

Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites.  Cancún International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal.  According to the Mexican National Trust for Tourism Development, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of approximately 70,701 hotel rooms as of December 31, 2012.

Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business is highly dependent upon revenues from Cancún International Airport.”

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

The airport has 289 retail outlets located throughout Terminals 2 and 3, and one bank branch located in Terminal 3.

As part of our commercial strategy, in the fourth quarter of 2005 we completed an expansion of 8,224 square meters (approximately 88,621 square feet) and a remodeling of 1,387 square meters (approximately 14,445 square feet), giving us a total of 52,522 square meters (approximately 563,342 square feet) in Cancún Airport’s Terminal 2.

On December 6, 2005, we began construction on Terminal 3, which we opened on May 17, 2007, and which began operations on May 18, 2007.  With a total investment of approximately U.S.$100.0 million, Terminal 3 constitutes our most ambitious investment project to-date.  Terminal 3 has doubled international passenger capacity at Cancún International Airport.  The new building, measuring a total area of 45,263 square meters (approximately 487,207 square feet), has capacity for 84 check-in counters and 11 boarding gates with boarding bridges and four remote boarding gates served by buses, as well as 27 retail outlets and one bank branch.  The terminal features state-of-the-art passenger information systems and security equipment, including the first CT scanning system (a system that uses x-rays to form a three-dimensional model of the contents of a piece of luggage) in Mexico for all checked baggage.

The charter terminal in Cancún International Airport, which we acquired on June 30, 1999, has an additional 20,383 square meters (approximately 234,007 square feet).

Cancún International Airport currently has two runways.  The first runway has a length of 3,500 meters (2.2 miles).  The second runway, which was completed in 2009, has a length of 2,800 meters (1.7 miles).  Along with the second runway, we also built a new control tower at Cancún airport in 2009.

In April 2006, we obtained a license to develop cargo facilities at the airport, which are currently being operated by Caribbean Logistics, S.A. de C.V. (previously Asur Carga, S.A. de C.V.).  As of February 2013, we charge taxis and passenger vans an access fee of Ps.19.37, and buses an access fee of Ps.32.88, upon entering the airport.

In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek a concession from the Mexican federal government to build and operate a new airport in the Mayan Riviera region of the state, which is currently served primarily by Cancún International Airport.  This airport would be approximately 101 kilometers from our airport in Cancún and could adversely affect passenger traffic there.  The bidding process for the concession for the airport was announced on May 11, 2010.  Three companies, including ASUR, participated in the bidding process for the concession.  On January 31, 2011, the Federal Competition Commission (COFECO) issued an unfavorable decision regarding our participation in the bidding process for the construction, maintenance and operation of the Riviera Maya airport.  We disagreed with the decision and the views expressed by COFECO and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process.  On May 20, 2011, we were notified by the Ministry of Communications and Transportation, through the Mexican Civil Aviation Authority, that the international public bidding process was cancelled because none of the technical bids presented by the participants complied with the requirements established in the bidding documents.  As a result, these legal proceedings were cancelled and have therefore terminated.  No party was declared the winner of these legal proceeding.  If the bidding process is restarted, we may again be denied the right to participate.  As a result, we are unable to estimate the potential financial impact, if any, that the decision to not let us participate in the bidding process will have on the future earnings of Cancún Airport.

Mérida International Airport

Mérida International Airport serves the inland city of Mérida, which has a population of approximately 828,834 and surrounding areas in the state of Yucatan.  Mérida International Airport ranked second among our airports in 2012 in terms of passenger traffic and contribution to revenues.  The substantial majority of this airport’s passengers are domestic.  The airport’s primary point of origin and destination is Mexico City.  In 2012, approximately 1.2 million passengers traveled through Mérida International Airport.

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

In 2011 and 2012 approximately 17,732 and 17,713 metric tons of cargo, respectively, were transported through Mérida International Airport, making it our leading airport in terms of cargo volume.  In 2011 and 2012 Mérida represented approximately 35.8% and 34.4% respectively, of our total cargo volume.  We have considered opportunities for further developing the Mérida cargo facilities, but we have no plans to pursue such opportunities at this time.

There are currently 39 businesses operating in Mérida International Airport.  One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (GDS) pursuant to a long-term lease contract that terminated on January 1, 2009.  This lease allowed GDS to construct and develop the airport’s air cargo terminal.  Although GDS continues operating the business notwithstanding the termination of the lease, we have initiated legal proceedings to have them evicted, which are currently in process.  In addition, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009.  Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

Cozumel International Airport

Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo.  The airport primarily serves foreign tourists.  During 2012, approximately 457,269 passengers traveled through Cozumel International Airport, most of which were international passengers.  Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 2.89 million and 2.75 million cruise ship visitors in 2011 and 2012, respectively.  Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers.  The airport’s most important points of origin and destination are Houston, Dallas, Atlanta and Mexico City.  The island of Cozumel has a population of approximately 83,373.

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

Villahermosa International Airport

Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site.  The city of Villahermosa has a population of approximately 667,137.  Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry.  During 2012, the airport served approximately 960,094 passengers, substantially all of which arrived on domestic flights.  The airport’s most important point of origin and destination is Mexico City.

As a result of a modernization project carried out in 2006 the airport’s commercial aviation apron was extended by a total of 12,521 square meters (approximately 134,634 square feet), representing an increase of 87%.  The terminal building was expanded from 5,463 square meters (approximately 58,741 square feet) to 9,584 square meters (approximately 103,161 square feet), representing an increase of 77%.  There are currently 28 businesses operating at Villahermosa International Airport.

The airport has one runway with a length of 2,200 meters (1.4 miles), which was repaired in 2010.  The airport’s terminal has six remote parking positions, with three served by boarding bridges.

Oaxaca International Airport

Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca.  The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of approximately 316,390.  The airport served approximately 473,133 passengers in 2012, most of which were domestic.  The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions.  Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with six remote positions.  The airport also includes a general aviation building for small private airplanes with 20 positions.  There are currently 21 businesses operating at Oaxaca International Airport.

Veracruz International Airport

Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico.  The city of Veracruz has a population of approximately 557,951.  Veracruz is the busiest port in Mexico in terms of commercial traffic, and is the location of the country’s largest container terminal.  According to the Mexican Bureau of Ports, Veracruz accounted for 7.7% of all waterborne cargo handled by Mexican ports in 2012.  In 2012, the airport served approximately 894,552 passengers.  Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions.  The airport’s most important point of origin and destination is Mexico City.

The original 4,065 square meters (43,700 square feet) of the terminal building at the airport were remodeled in 2005, and an extension of 2,000 square meters (21,500 square feet) was added, representing an increase of 49%.  In addition, special collapsible jetways were built to protect passengers during boarding and disembarking, along with a new international baggage claim facility and bigger, newer offices and facilities for federal authorities.  There are currently 22 businesses operating at Veracruz International Airport.

The airport has two perpendicular runways, one with a length of 2,400 meters (1.5 miles) and another with a length of 1,523 meters (1.0 miles).  The airport has one main commercial terminal.  The airport also has a general aviation building for small private aircraft with 23 positions.

Huatulco International Airport

Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast.  Huatulco has a population of approximately 38,294, and was first developed as a tourist resort in the late 1980s.  The airport served approximately 473,262 passengers in 2012, most of which were domestic.  The substantial majority of the airport’s passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic.  The airport’s most important points of origin and destination are Mexico City, Monterrey and Oaxaca.

The airport has one runway with a length of 2,700 meters (1.7 miles).  The airport’s terminal has five remote positions.  The airport has a general aviation building for small private airplanes with eight positions.  There are currently 26 businesses operating at Huatulco International Airport.

Tapachula International Airport

Tapachula International Airport serves the city of Tapachula, which has a population of approximately 202,003, and the state of Chiapas.  In 2012, the airport served approximately 157,926 passengers, substantially all of which were domestic.  The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles), which was repaired in 2010.  The airport has one terminal with three remote boarding positions.  The airport also has a general aviation building for small private aircraft with 24 boarding positions.  There are currently 18 businesses operating at Tapachula International Airport.

Minatitlán International Airport

Minatitlán International Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos in the state of Veracruz, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán.  The metropolitan area comprised of these three cities has a population of approximately 111,031.  In 2012, the airport served approximately 133,235 passengers.  In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque.  The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses.  Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,100 meters (1.3 miles).  The airport’s main terminal has four remote parking positions.  The airport has a general aviation building for small private airplanes with 30 boarding positions.  There are currently 14 businesses operating at Minatitlán International Airport.

Other Properties

In October 2008, we purchased 130 hectares of land on the bay of Huatulco from FONATUR for Ps.286.3 million. We won the right to purchase the land through a public bidding process that was part of a program launched by the Mexican Government to accelerate the development of Huatulco as a flagship city for Mexican tourism.  Pursuant to the terms of the purchase agreement, we are required to construct at least 450, and no more than 1,300 hotel rooms.  We will be considered to have satisfied our obligations under the purchase agreement when at least 80% of the construction on 450 hotel rooms is completed.  On March 26, 2013, FONATUR relieved us of the obligation to submit architectural plans and begin and complete construction within a specific timeframe.  Therefore, we are no longer subject to penalties by FONATUR if we do not present the architectural plans or complete the project within the allotted time.  However, we cannot assure you that FONATUR will not make future requests to complete the project within a set timeframe or that we will be able to timely complete the required steps within that timeframe.

Principal Air Traffic Customers of our Mexican Airports

As of December 31, 2012, 72 international airlines and 9 Mexican airlines operated flights at our nine airports (including airlines operating solely on a code share basis).  A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.

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

Among foreign airlines, American Airlines and United Air Lines (previously United Air Lines and Continental Airlines) operate the greatest number of flights to and from our airports.  In 2011, American Airlines and United Air Lines (previously United Air Lines and Continental Airlines) accounted for 4.5% and 5.4%, respectively, of our revenues. On November 29, 2011, American Airlines, Inc. and certain of their respective affiliates, filed for bankruptcy protection in the U.S.  As of December 31, 2012, our accounts receivable balance with American Airlines is Ps.20.7 million.  As of the date of this report, American Airlines has continued to operate normally throughout the bankruptcy process and the restructuring has not affected its flight schedules. However, no assurances can be made that American Airlines will not reduce flight schedules or use the bankruptcy process to restructure its existing agreements with or obligations to us.  Additionally, on February 24, 2013, American Airlines and US Airways Group, Inc. announced that they intend to merge into a new company that will keep the American Airlines name.  In 2011 and 2012, American Airlines and US Airways together accounted for approximately 7.0% of our revenues.  American Airlines and US Airways have announced that the merger is expected to be completed once American Airlines exits bankruptcy protection, which American Airlines has announced is expected in the third quarter of 2013.  Completion of the merger is pending approval from American Airline’s bankruptcy judge and U.S. regulators.

The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2011 and 2012:

Principal Air Traffic Customers

	Percentage of ASUR Revenues
	Year ended December 31,
	2011	2012
Customer
United Air Lines, Inc.(2)	5.4%	5.0%
American Airlines(1) (3)	4.5%	4.5%
US Airways Group, Inc.(3)	2.5%	2.5%
Aerovías de Mexico, S.A. de C.V. (Aeromexico)	5.4%	5.3%
Aviation Support S.A. de C.V.	3.3%	3.9%
Delta Air Lines, Inc.	3.2%	2.9%
Aviacion Comercial Especializada S.A. de C.V.	1.8%	1.7%
Air Canada	0.9%	0.8%
Other	73.0%	73.4%
Total	100.0%	100.0%

(1)                                 American Airlines, Inc. filed for bankruptcy protection in the U.S. on November 29, 2011. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—American Airlines Files For Bankruptcy.”

(2)                                 On May 3, 2010, Continental Airlines, Inc. merged with UAL, Inc. (the parent company of United Air Lines, Inc.).

(3)                                 On February 24, 2013, American Airlines, Inc. and US Airways Group, Inc. announced that they intend to merge into a new company that will keep the American Airlines name.  See “Item 4—Information on the Company—Principal Air Traffic Customers of our Mexican Airports.”

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

Competition

Since our business is substantially dependent on international tourists, our principal competition is from competing tourist destinations.  We believe that the main competitors to Cancún are vacation destinations in Mexico, such as Acapulco, Puerto Vallarta and Los Cabos, and elsewhere such as Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean island and Central American resorts.  In March 2000, a new airport opened in Chichen Itza.  This airport is operated by the former operator of the charter terminal in Cancún airport.

In addition, the Mexican government has announced its intention to grant a concession for a new airport in the Mayan Riviera through a public bidding process.  The bidding process for the Mayan Riviera airport was announced on May 11, 2010.  Three companies, including ASUR, participated in the bidding process. On January 31, 2011, the Federal Competition Commission (COFECO) issued an unfavorable decision regarding our participation in the bidding process for the construction, maintenance and operation of the Riviera Maya airport.  We disagreed with the decision and the views expressed by COFECO and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process.  On May 20, 2011, we were notified by the Ministry of Communications and Transportation, through the Mexican Civil Aviation Authority, that the international public bidding process was cancelled because none of the technical bids presented by the participants complied with the requirements established in the bidding documents.  As a result, these legal proceedings were cancelled and have therefore terminated.  No party was declared the winner of these legal proceeding.  If the bidding process is restarted, we may again be denied the right to participate.  As a result, we are unable to estimate the potential financial impact, if any, that the decision to not let us participate in the bidding process will have on the future earnings of Cancún airport.

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

Other Airports

Luis Muñoz Marín International Airport

We, through our Cancún airport subsidiary, own a 50% interest in Aerostar, which has a 40 year lease for the Luis Muñoz Marín (LMM) International Airport.  The LMM Airport is located three miles outside of San Juan, Puerto Rico.  It is the Caribbean’s largest and busiest airport, offering leisure and business travel to over 50 destinations.  The LMM Airport is ranked as the 18th largest medium hub facility and the 47th largest airport in the United States by the FAA based on number of enplanements, as of October 2012.  According to the Puerto Rico Ports Authority, in 2011 and the first six months of 2012, approximately 8.0 million and 4.4 million passengers, respectively, travelled through the LMM Airport.  The LMM Airport serves the capital of San Juan and it is the primary gateway from Puerto Rico to international destinations and the mainland United States.

The LMM Airport site covers approximately 1,300 acres of land.  It does not face competition from other forms of surface transportation given its island location.  The largest competing airport on the island is nearly two hours away by car from San Juan.  The LMM Airport is a short driving distance from the largest hotels in Puerto Rico.  The top ten hotels, which represent approximately 40% of total hotel capacity on the island, are on average within twelve miles of the LMM Airport.

The LMM Airport has the capacity to handle up to 10 million enplanements annually, which is more than double its current usage.  The LMM Airport is comprised of two runways and five terminals (Terminals A through E).  Terminal A, which is the newest facility at the LMM Airport, opened in June 2012.  Terminals B through E were constructed in various stages beginning with Terminals D and E in the late 1950s, then Terminal B in the 1980s and Terminal C in the 1990s.  Terminal E is not currently in use and Aerostar plans to close Terminal D within three years to utilize the airport’s capacity more efficiently.

The LMM Airport also has the largest air cargo facility in Puerto Rico.  According to the Puerto Rico Ports Authority, in 2011 and the first twelve months of 2012, 380.2 million and 182.8 million pounds of cargo, respectively, were handled at the LMM Airport.

As of July 2012, scheduled passenger air services at LMM Airport was provided by 20 airlines (together with regional affiliates and other partners).  Eleven carriers provide cargo service to LMM Airport, led by UPS and FedEx.

Over the past decade, passengers at LMM Airport traveling to and from the United States have represented approximately 75% of total passenger traffic.  The LMM Airport’s passenger segments are primarily divided among leisure, visiting friends and relatives and business.

Aerostar’s Operating Agreement

In order to participate in the bidding process for the LMM Airport, our Cancún airport subsidiary entered into a joint venture with two of Highstar’s infrastructure funds, Highstar Capital IV, L.P. (Highstar IV) and Highstar Aerostar Prism/IV-A Holdings, L.P. (Highstar Aerostar) and created Aerostar on March 14, 2012 for the purpose of leasing, developing, operating and managing the LMM Airport pursuant to the Lease Agreement, the Airport Use Agreements and the terms of the contracts related to the LMM Airport assumed by Aerostar as of February 27, 2013.  As part of Aerostar’s formation process, our Cancún airport subsidiary entered into Aerostar’s Limited Liability Company Operating Agreement with Highstar IV and Highstar Aerostar, as members, on July 11, 2012.  The Operating Agreement governs the relationship between the three Aerostar members and sets out their governance, management and voting rights.

The Operating Agreement prohibits any member from directly or indirectly selling, exchanging, transferring, pledging, assigning or otherwise disposing of its membership units to any person, with the exception of transfers (i) between investment funds where, following such transfer, the ownership interests remain under common ownership management or control or (ii) of shares of any member or any parent of such member that is publicly traded on a national or international stock exchange, whether or not the transfer occurs on such stock exchange.  Restrictions on transfers include, among others, that (i) the proposed transferee must execute and deliver to the management board an instrument agreeing to be bound by the terms of the Operating Agreement, (ii) each other member has been consulted as to any transferee becoming a member of Aerostar, (iii) the transferee (a) may not be a strategic airport competitor of ASUR in North America, (b) is not a North American-focused infrastructure fund, (c) is not and has not been involved in corrupt activities, (d) has not publicly stated it is insolvent, (e) is able to pay its debts as they become due and (f) has not filed for or is subject to bankruptcy and (iv) the transfer otherwise complies with the Operating Agreement.

As a member of Aerostar, our Cancún airport subsidiary was required to make an initial capital contribution equivalent to its proportionate share of the Leasehold Fee required under the Lease Agreement minus any anticipated net cash proceeds of any debt financing incurred for the purpose of paying the Leasehold Fee multiplied by its membership percentage at least two business days prior to the Closing.  Our Cancún airport subsidiary’s membership percentage at that time was 50%.  Our Cancún airport subsidiary is not required to make any additional capital contributions to Aerostar unless it is required to do so by the Operating Agreement or all of the managers approve additional capital contributions by unanimous vote.  Additionally, if (i) during the terms of either the Lease Agreement or the Airport Use Agreements Aerostar requires additional financing to meet its obligations under these agreements or to ensure that it is not insolvent, and Aerostar is not able to obtain financing on terms acceptable to the managers, or (ii) Aerostar’s President and Chief Financial Officer reasonably determine that within thirty (30) days Aerostar will not have enough working capital to meet its current expenses, and the managers fail to agree by unanimous vote that additional capital contributions are required, then the members are required to make such additional capital contributions, in proportion to their respective membership percentages, without the need for action by the managers.  If the managers agree or the President and CFO determine that additional capital contributions are needed, then the members must make such contribution within seven business days after the managers make the determination.  Our Cancún airport subsidiary is not entitled to receive interest on any capital contribution made to Aerostar.

Our Cancún airport subsidiary is also entitled to distributions in accordance with its membership percentage, subject to the adequacy of projected cash flows after giving effect to any distribution, any capital expenditure requirements, any financial covenants contained in any financing documents or other agreements to which Aerostar is a party and the need to maintain a reasonable level of working capital for Aerostar.

Aerostar’s property, business and affairs are managed by a board of managers comprised of eight managers which are appointed by the members in proportion to their respective membership units.  Each member that holds at least a 12.5% interest in Aerostar is entitled to appoint, remove and replace one manager for each 12.5% interest.  Accordingly, our Cancún airport subsidiary is entitled to designate four members of the board.  Each member is entitled to suspend or remove any manager it appoints and to appoint another manager in its place.  Other than these rights, the members do not have any right or power to take part in the management or control of Aerostar or to act for or bind Aerostar in any way.

All operating and management decisions relating to Aerostar, except for major decisions, require the approval of the majority of the votes of the managers, provided that at least one manager appointed by each member votes in the affirmative.  Major decisions require the unanimous vote of Aerostar’s members.  Major decisions include:

(i)            making calls for additional capital contributions by the members,

(ii)           determining the amount of cash available for distributions and approving any distributions to be made to the members,

(iii)          amending in a material way the Lease to operate the LMM Airport , the Airport Use Agreements governing the Signatory Airlines’ use of the LMM Airport or any financing documents to which Aerostar is a party,

(iv)          appointing or removing officers, including the President, Chief Financial Officer or Chief Operating Officer and setting their salary,

(v)           approving Aerostar’s annual budget, including the capital expenditure budget, and deviations from the set budgets by more than 5%,

(vi)          material borrowings from third parties and material encumbrances,

(vii)         affiliate transactions, or

(viii)        changing Aerostar’s corporate structure, business or business plans.

The Operating Agreement provides that if there is a deadlock between the managers, any manager may refer the deadlock to the Chief Executive Officers of ASUR or Highstar Capital.  If that person is unable to resolve the deadlock within twenty-one days of being requested to resolve the matter, then the matter will be referred to a non-binding mediation process.  Finally, if the matter is not resolved through mediation within forty-five days (unless ASUR and Highstar Capital agree otherwise) after a mediator is appointed, then either member can submit the dispute to final and binding arbitration.

Mexican Regulatory Framework

Mexico

Mexican Sources of Regulation

The following are the principal laws, regulations and instruments that govern our business and the operation of our Mexican airports:

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

Substantially all of the contracts entered into by the Mexican Airport and Auxiliary Services Agency with respect to each of our airports have been assigned to the relevant concession holder for each airport.  As part of this assignment, each concession holder agreed to indemnify the Mexican Airport and Auxiliary Services Agency for any loss suffered by the Mexican Airport and Auxiliary Services Agency due to the concession holder’s breach of its obligations under an assigned agreement.

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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2009			2010			2011			2012		2013		Totals
	(millions of constant pesos as of December 31, 2012)(1)

Cancún	Ps.	663.0	(2)	Ps.	711.9	(2)	Ps.	483.6	(2)	Ps.	509.9	Ps.	381.2	Ps.	2,749.6
Cozumel	19.9			47.9			16.2			38.4		11.6		134.0
Huatulco	60.2			172.0			80.2			67.6		11.2		391.2
Mérida	85.7			143.9			83.0			18.6		6.9		338.1
Minatitlán	23.4			28.4			7.5			4.1		4.4		67.8
Oaxaca	54.8			158.4			70.6			48.4		20.3		352.5
Tapachula	8.6			6.5			5.4			2.8		45.1		68.4
Veracruz	54.8			94.8			102.7			33.3		126.0		411.6
Villahermosa	52.3			102.7			67.8			34.6		14.4		271.8
Total	Ps.	1,022.7		Ps.	1,466.5		Ps.	917.0		Ps.	757.7	Ps.	621.1	Ps.	4,785.0

(1)                                 Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)                                 Prior to December 31, 2008, we invested a total of Ps.1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún International Airport.  As a result, the Ministry of Communications has applied Ps.1,054.8 million of this amount to the satisfaction of our committed investments at Cancún International Airport for 2009 through 2013, of which approximately Ps.211 million was allocated to each calendar year.  The amounts reflected above are the total amount of committed investments, and do not include deductions for these amounts.

The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments			Indicative Investments
Airport	January 1, 2009 – December 31, 2013			January 1, 2014 – December 31, 2018			January 1, 2019 – December 31, 2023
	(millions of constant pesos as of December 31, 2012)(1)

Cancún	Ps.	2,749.6	(2)	Ps.	1,375.5	(2)	Ps.	904.4	(2)
Cozumel	134.0			138.4			102.1
Huatulco	391.2			82.0			54.8
Mérida	338.1			142.9			94.0
Minatitlán	67.8			68.2			41.8
Oaxaca	352.5			76.5			96.9
Tapachula	68.4			47.8			23.4
Veracruz	411.6			299.8			323.8
Villahermosa	271.8			63.9			66.1
Total	Ps.	4,785.0		Ps.	2,295.0		Ps.	1,707.3

_________________________

(1)                                 Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)                                 Prior to December 31, 2008, we invested a total of Ps.1,667.7 million in the construction of Terminal 3 and the construction of the second runway at Cancún International Airport.  As a result, the Ministry of Communications has applied Ps.1,054.8 million of this amount to the satisfaction of our committed investments at Cancún International Airport for 2009 through 2013, and Ps.612.9 million to the satisfaction of our indicative investments for 2014 through 2018.  The amounts reflected above are the total amount of committed and indicative investments, and do not include deductions for these amounts.

The master development plans and maximum rates for each airport were approved before the announcement of the concession and construction of the Mayan Riviera Airport project, which was included in the National Infrastructure Plan for 2007-2012.  Because of this timing, the Ministry of Communications and Transportation did not account for how the eventual construction, administration and operation of the Mayan Riviera Airport, and the beginning of flight operations there, may affect passenger traffic levels for Cancún airport.  Accordingly, the Ministry of Communications and Transportation has committed to modify the master development plans for our airports within three months from the granting of a concession to operate the Mayan Riviera Airport so as to reflect new passenger traffic level projections, and accordingly, to adjust the investment obligations and maximum rates that we are authorized to charge at each airport.  We are currently negotiating a new National Infrastructure Plan for 2013-2018.  However, we cannot predict what effects operations at the Mayan Riviera Airport will have on our passenger traffic levels, how the Ministry of Communications and Transportation will adjust our master development plans or whether the Ministry of Communications and Transportation will account for how the eventual construction, administration and operation of the Mayan Riviera Airport, and the beginning of flight operations there, may affect passenger traffic levels for Cancún airport in the new plan.

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

All other sources of revenues at our airports are not regulated.  Approximately 57.2% and 58.3% of our revenues in 2011 and 2012, respectively, were derived from regulated sources of revenue.

Each concession holder is entitled to determine the prices charged for each regulated service and is required to register such prices with the Ministry of Communications and Transportation.  Once registered, those prices are deemed part of its concession, and may only be changed every six months or earlier if there has been a cumulative increase of at least 5% in the Mexican producer price index (excluding petroleum) as published by the Mexican Central Bank since the date of the last adjustment and in other specific circumstances.  See “Item 4. Information on the Company — Mexican Regulatory Framework — Special Adjustments to Maximum Rates.”

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

	Maximum Rates(1)(2)
	Year ended December 31,
	2009		2010		2011		2012		2013

Cancún	Ps.	154.40	Ps.	153.31	Ps.	152.24	Ps.	151.17	Ps.	150.11
Mérida	144.04		143.04		142.02		141.03		140.05
Cozumel	214.12		212.61		211.15		209.66		208.19
Villahermosa	134.86		133.93		132.98		132.04		131.13
Oaxaca	152.93		151.86		150.81		149.76		148.70
Veracruz	129.09		128.17		127.28		126.38		125.51
Huatulco	139.05		138.08		137.11		136.14		135.19
Tapachula	283.63		281.66		279.68		277.72		275.79
Minatitlán	246.96		245.23		243.50		241.81		240.11

____________________________

(1)                                   Expressed in adjusted pesos as of December 31, 2012 based on the Mexican producer price index (excluding petroleum).

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City).  On January 1, 2013, the daily minimum wage in Mexico City was Ps.64.76.  As a result, the maximum penalty at such date could have been Ps.3.2 million (U.S.$253,762).  In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession.  We would face similar sanctions for any violations of the Mexican Airport Law or its regulations.  A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

In addition, the Ministry of Communications and Transportation has committed to review and adjust Cancún’s maximum rate within three months from the granting of a concession to operate the Mayan Riviera Airport to reflect changes in projected traffic levels at our airports.  See “Item. 4 Information on the Company - Master Development Plans.”

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

Penalties and Termination and Revocation of Concessions and Concession Assets

The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession. On January 1, 2013, the daily minimum wage in

Mexico City was Ps.64.76.  As a result, the maximum penalty at such date could have been Ps.25.9 million (U.S.$2.0 million).

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

Puerto Rico

Sources of Regulation

The following are the principal laws, regulations and instruments that govern the business and operation of the LMM Airport owned by Aerostar, our joint venture with Highstar Capital:

•                  the Federal Aviation Act of 1958, as enacted and amended and any regulations issued under it;

•                  the Federal Aviation Administration’s (FAA) Airport Privatization Program;

•                  the Part 139 Certification of Airports issued by the FAA;

•                  the Airport Security Program approved by the Transportation Security Administration (TSA);

•                  the Puerto Rico Public Private Partnership Act of June 8, 2009;

•                  the Lease Agreement among Aerostar and the Puerto Rico Ports Authority (PRPA) dated July 24, 2012 which entitles Aerostar to operate the LMM Airport; and

•                  the Airport Use Agreements dated February 27, 2013 which govern the relationship between Aerostar and the principal airlines serving the LMM Airport.

The Federal Aviation Act of 1958 is an act of the U.S. Congress that created the FAA.  Its purpose is to promote safe air travel and to protect lives and property of people on the ground as well as air travelers.  The act gave the FAA the authority to set aviation regulations and to oversee and regulate safety in the airline industry.

The FAA’s Airport Privatization Program was established by the U.S. Congress to explore privatization as a means of generating capital for airport improvement and development.  Through the program, private companies may own, manage, lease and develop public airports.  The 2012 Reauthorization Act increased the number of airports that can participate in the program from five to ten.  The Act also authorized the FAA to permit up to ten public airport sponsors to sell or lease an airport with certain restrictions and to exempt the sponsors from certain federal requirements that could otherwise make privatization impractical.  Under this program, the airport’s owners or lease holders may be exempt from repayment of federal grants, return of property acquired with federal assistance and the use of proceeds from the airport’s sale or lease to be used exclusively for the airport’s purposes. The 2012

Reauthorization Act also provides that a private operator may receive Airport Improvement Program and discretionary grants, collect Passenger Facility Charges and charge reasonable fees,  provided that the airport demonstrates compliance with nine key statutory and regulatory conditions, including applicable Airport Improvement Program grant assurances, Passenger Facility Charges assurances, and assurances that it will not “unjustly discriminate,” that the operation of the airport will not be interrupted, that fees imposed on general aviation operators will not increase faster than fees for air carriers, and that collective bargaining agreements for airport employees will not be abrogated.  The pilot program began in September 1997.  As of June 2012, there were three active applications in the program.  One of them was Aerostar’s application to operate the LMM Airport in Puerto Rico, which was approved by the FAA on February 25, 2013.  As of March 1, 2013, there are two active applications in the program.

In order for Aerostar to operate the LMM Airport, it required to have FAA approval.  The final FAA Application was submitted to the FAA on September 19, 2012.  The FAA rendered a record of decision on February 25, 2013, approving the Lease Agreement and Aerostar as a private operator, among other matters.  The application included a description of the property, the terms of the transfer, the qualifications of our joint venture as the private operator, any requests for exemptions under the 1996 FAA Reauthorization Act, the necessary air carrier approval, and a description of plans for the LMM operations, maintenance and development.  The FAA issued Aerostar a Part 139 certificate on February 27, 2013, the FAA and TSA will continue to monitor the transfer of the LMM Airport to Aerostar as private operator and will treat Aerostar as any other airport sponsor, subject to all federal safety and security requirements.

In addition to approval under the FAA Airport Privatization Program, Aerostar is required to hold an Airport Operating Certificate or the “Part 139 Certification” from the FAA pursuant to U.S. federal law 14 CFR Part 139.  To obtain a certificate, an airport must agree to certain operational and safety standards and provide for such things as firefighting and rescue equipment.  FAA Airport Certification Safety Inspectors conduct yearly inspections to ensure compliance, though the FAA is authorized to make unannounced inspections.  If the FAA finds that an airport is not meeting its obligations, it may impose an administrative sanction.  It can also impose a financial penalty for each day the airport continues to violate a Part 139 requirement.  In extreme cases, the FAA has the power to revoke the airport’s certificate or limit the areas of an airport where air carriers can land or takeoff.

Each airport operator must have an Airport Security Program approved by the Transportation Security Administration (TSA) and is subject to regulation by the TSA. In addition, air carriers at the airport must have approved TSA security programs.  The security program at LMM was approved and must continue to be in compliance with TSA regulations and guidelines at all times during the term of Aerostar’s operation of the airport.  The TSA provides direct passenger screening at LMM and will continue to do so during the length of the concession at no cost to Aerostar.

The Puerto Rico Public Private Partnership Act authorizes all departments of the government of Puerto Rico to establish public-private partnerships through contracts.  The Act sets the process for procuring Public Private Partnership projects, including the development of a Desirability & Convenience study for each prospective project and establishment of the Request for Qualifications and Request for Proposals process.  It also establishes eligibility criteria for potential bidders and provides lenders the right to “step-in” upon default.  Granting Aerostar the lease to operate the LMM Airport will be the second project to be completed under the Act.  A Public-Private Partnership is a contractual arrangement between a public sector agency and a non-government entity that allows for greater private sector participation in the development and financing of infrastructure projects and provisions of services.

Role of the Federal Aviation Administration

The FAA is the national aviation authority of the U.S.  As an agency of the U.S. Department of Transportation, it has authority to regulate and oversee aspects of civil aviation in the U.S.  The FAA’s primary responsibilities include:

•                  regulating U.S. commercial air space transportation;

•                  regulating air navigation facilities’ and flight inspection standards;

•                  encouraging and developing civil aeronautics, including new aviation technology;

•                  issuing, suspending, or revoking pilot certificates;

•                  regulating civil aviation to promote safety, especially through local offices called Flight Standards District Offices;

•                  developing and operating a system of air traffic control and navigation for both civil and military aircraft;

•                  researching and developing the National Airspace System and civil aeronautics; and

•                  developing and carrying out programs to control aircraft noise and other environmental effects of civil aviation.

Role of the Transportation Security Administration

The TSA is an agency of the Department of Homeland Security that was created after the terrorist attacks of September 11, 2001 to strengthen the security of U.S. transportation systems.  The TSA is responsible for security at U.S. airports and has deployed a federal workforce to screen all commercial airlines passengers and baggage.  The TSA also regulates aviation security.  The TSA employs a risk-based strategy to secure U.S. transportation systems.  In 2012, the TSA had over 50,000 security officers who screened more than 1.7 million passengers each day at more than 450 airports throughout the U.S.

Role of the Puerto Rico Ports Authority

The Puerto Rico Ports Authority is a public corporation and government body created by Law No. 125 on May 7, 1942.  Prior to February 27, 2013, when the transactions contemplated by the Lease were completed, it was the governing body responsible for the current operations at the LMM airport.  The PRPA is directed by an Executive Director and a Board of Directors.  It has a Maritime Department and an Aviation Department.  In addition to leasing LMM to Aerostar, the Aviation Department owns and operates the airports of Isla Grande, Ponce, Mayaguez, Arecibo, Aguadilla, Culebra, Humacao, Patillas, Vieques and Fajardo.

Scope of Lease Agreement and General Obligations of Aerostar

As authorized by Act No. 29 of the Legislative Assembly of Puerto Rico, the PRPA granted Aerostar a Lease for an initial term of 40 years from February 27, 2013.  This initial term may be terminated earlier or extended if both the PRPA and Aerostar agree to the modification in writing.  Aerostar made an upfront payment of U.S.$615.0 million, which was funded by a mixture of debt financing incurred by Aerostar and equity contributions by each of ASUR (through its Cancún airport subsidiary) and Highstar Capital.  During the term of the Lease Agreement, Aerostar will be required to make annual revenue-sharing payments to the PRPA, fixed at U.S.$2.5 million per year for the first five years, 5% of gross airport revenues for the sixth through the thirtieth years and 10% of gross airport revenues for the thirty-first through fortieth years. The Lease Agreement also requires Aerostar to make certain repairs and minor structural upgrades to LMM Airport, such as replacing broken floors and installing Wi-Fi connectivity in the terminals, within 18 months of the closing of the Lease Agreement, and to reimburse the PRPA for certain fire and police services that will continue to be provided by the PRPA.

During its term, the Lease allows Aerostar to: (i) operate, manage, maintain, improve, enhance, develop and rehabilitate the LMM Airport to provide general, ancillary and complementary airport services to members of the general public; and (ii) collect and retain all fees, charges and revenues in respect of the LMM Airport, its assets and contracts pertaining to the LMM Airport.  Under the Lease, the Authority also assigned and transferred to Aerostar substantially all of the assets used exclusively at the LMM Airport.

Under the lease, the PRPA assigned all of the contracts pertaining to the LMM Airport to Aerostar.  Additionally, the Lease requires that Aerostar indemnify the PRPA for any loss suffered by it due to: (i) Aerostar’s breach of its obligations under the Lease Agreement (ii) any assumed debts, liabilities and obligations relating to the LMM Airport or its operations and (iii) any taxes or mortgage recording charges related to the transfer of Aerostar’s interest under the Lease.

Under the Lease, Aerostar is required to comply at all times during the Lease’s term, with the FAA Airport Privatization Program.  In order to be compliant, Aerostar must ensure that (i) the LMM Airport is available for public use without unjust discrimination; (ii) operations of the LMM Airport are not interrupted if Aerostar becomes insolvent; (iii) it maintains, improves and modernizes the LMM Airport through capital investments; (iv) the charges imposed on air carriers does not increase faster than the rate of inflation unless a higher amount is approved by 65% of the airlines serving the LMM Airport; (v) the percentage increase in fees imposed on general aviation aircrafts does not exceed the percentage increase in fees imposed on air carriers; (vi) safety and security at the LMM Airport are maintained at the highest possible level; (vii) the adverse effect of noise from LMM Airport is mitigated to the same extent as at a public airport; (viii) any adverse effects on the environment from the operations of the airport are mitigated to the same extent as at a public airport; and (ix) any collective bargaining agreement that covers employees of the LMM Airport and is in effect on the date the Lease went into effect is not abrogated by the Lease.

Aerostar is required to maintain during the term of the Lease the specified insurance in specified amounts and covering specified risks, such as employment practices liability insurance, workers’ compensation insurance, commercial general liability insurance, automobile liability insurance, risk insurance for any maintenance or repairs, professional liability insurance, risk property insurance, pollution legal liability insurance, business insurance against interruption or loss of projected revenues for at least six months from the occurrence of the risk, contractors protective liability insurance, boiler and machinery coverage or equipment breakdown coverage, and fiduciary liability insurance, in each case as specified in the Lease.

Aerostar is liable to the PRPA for the performance of all obligations under the Lease, including obligations arising from third-party contracts as well as any damage to the PRPA-owned assets and to third-party airport users.  However, Aerostar is a joint venture of ASUR and Highstar and not a subsidiary of ASUR.  Therefore, ASUR is not liable for any of Aerostar’s obligations under the Lease.

So long as there are no events of default outstanding under the Lease, Aerostar has the right to enter into one or more leasehold mortgages and assign its rights under the Lease to a leasehold mortgagee.  However, limitations on any leasehold mortgage include: (i) the mortgage or lien cannot affect the fee simple interest and estate of the PRPA in the LMM Airport; (ii) the PRPA cannot be liable for any payment secured by the leasehold mortgage; (iii) the rights acquired by a leasehold mortgagee are subject to and subordinated to the terms of the Lease and to all of the PRPA’s rights and the rights of the airlines. Further, Aerostar is liable at all times to the PRPA for payments of all sums due to it under the Lease and for the performance of all of Aerostar’s obligations under the Lease. The mortgagee cannot have greater rights or interests in than Aerostar’s and the PRPA’s in the LMM Airport. The mortgagee and the General Development Bank of Puerto Rico must enter into a consent agreement acceptable to all the parties where consenting to the assignment of the Lease to an agent in connection with the financing of the mortgage.  Aerostar has granted a leasehold mortgage to Citibank, as collateral agent for Aerostar’s secured lenders, to secure the debt incurred to finance the leasehold fee.

Aerostar cannot transfer its interest under the Lease unless: (i) the FAA and the TSA have approved the transfer and the transferee; (ii) the transferee obtains all necessary approvals and exemptions from the FAA as required pursuant to 49 U.S.A. Section 47134; (iii) the PRPA has approved the transferee and (iv) the proposed transferee enters into an agreement with the PRPA satisfactory to it where the transferee acquires the rights, assumes the obligations of Aerostar and agrees to perform and observe all obligations and covenants of Aerostar under the Lease. However, the limitations on transfers do not prohibit or limit the transfer of direct or indirect ownership interests in Aerostar by ASUR or the other equity participants or its beneficial owners to any person so long as no more than 50% of the ownership interests in Aerostar are transferred in a single transaction or series of related transactions.

Scope of Airport Use Agreements

As operator of the LMM Airport, Aerostar entered into Use Agreements with the principal airlines serving the LMM Airport, which are referred to as the “Signatory Airline” for a term of fifteen years from February 27, 2013, although the term can be terminated earlier if the parties agree to it.  If at the end of the term, new use agreements have not been approved, each of the Use Agreements in effect at the time of termination would continue to be binding until new use agreements are signed.  Any new use agreement must grant the Signatory Airlines the same rights they have under each of the then current Use Agreements.

The Use Agreements give the Signatory Airlines the right to conduct an airline transportation business and to perform any incidental or necessary activities to conduct their business, including using all facilities, improvements, equipment and services that are designated for common use or in connection with the Airport.  Aerostar must provide open access to the airport and must designate most of the airport facilities for common use by the Signatory Airlines.  If for any given year of the term Aerostar wishes to reduce the common use space, it must obtain the approval of all airlines that (i) in the aggregate, paid a majority of the fees charged to the Signatory Airlines under the Use Agreement and (ii) constitute a majority of all votes cast by Signatory Airlines within 30 days of Aerostar’s request to reduce the common space.  Each Use Agreement allows Aerostar to assign space as both seasonal and non-seasonal exclusive use space to each of the Signatory Airlines, but such assignments will not constitute a lease.

Aerostar has also agreed under the Use Agreement to engage in the Capacity Enhancement Plan.  For a fuller description of the capital projects Aerostar will engage in to improve the facilities and premises of the LMM Airport, see “Item 4. Information on the Company — Regulatory Framework— Puerto Rico — Capacity Enhancement Plan.”  However, prior to commencing the plan, Aerostar has to obtain approval of the airlines that (i) in the aggregate paid a majority of the total annual contributions charged to all Signatory Airlines for the year prior to the start date of the plan and (ii) constitute a numerical majority of all votes cast by the Signatory Airlines that and (ii) from any airline whose operations would be directly affected by the plan.

Aerostar is required by each Use Agreement to indemnify the Signatory Airlines or the PRPA for any loss arising from any injury to persons, including death, or damage to property, that results from Aerostar’s operation of the LMM Airport.  However, Aerostar is not responsible for indemnifying the Signatory Airlines or the PRPA if the injury or damage is caused by negligent or willful acts of the PRPA, the Signatory Airlines or a third party that is not under contract with Aerostar.

The Use Agreements entitle Aerostar to the following total annual contributions from the airlines serving the LMM Airport:

•                  For the first partial year of the term, U.S.$62.0 million multiplied by the number of days of the term in that year over the number of days in that year.

•                  For the five full years of the term, U.S.$62.0 million per year.

•                  For the remaining full years of the term, the total annual contribution for the prior year, adjusted for inflation based on the U.S. non-core consumer price index.

Additionally, the Use Agreement allows Aerostar to increase the fees it charges to the Signatory Airlines for capital expenditures relating to projects that the Signatory Airlines approve and for government-mandated capital and certain operating expenditures.  Increases to the fees imposed on the Signatory Airlines and payable to Aerostar in relation to these capital expenditures are subject to the specific adjustment mechanisms outlined in each of the Use Agreements.

Aerostar must operate the LMM Airport in accordance with all requirements of applicable law, including the FAA’s Airport Operating Certificate, the Airport Security Program approved by the TSA and the Airport Certificate Manual.   Aerostar was also required to deposit U.S.$6.0 million into an escrow account called the Puerto Rico Air Travel Promotion and Support Fund on February 27, 2013.  The funds in the account will be distributed to the Signatory Airlines in 2014, 2015 and 2016 based on increased passenger traffic.

Aerostar is liable to the Signatory Airlines if it (i) fails to comply with its obligations under the Use Agreement; (ii) fails to comply with a work plan approved by the airlines; (iii) any portion of the airport used by the airline is subject to a levy under execution or attachment that is not vacated by a court within 60 days or (iv) admits in writing that it cannot pay its debts as they become due, makes an assignment for the benefit of creditors or files a voluntary bankruptcy.

Capital Expenditures Required under the Lease Agreement and Airport Use Agreements

Aerostar is required under the Lease to fund and perform certain general accelerated upgrades at its sole cost and expense. These mandated general accelerated upgrades include landscaping improvement work as specified in the Lease, repair and replacement of jet bridges that do not conform to good industry practice, repair of damaged roadways and markings, curbs and walkways, replacement of deteriorating flooring throughout the interior of the terminals and buildings at the LMM Airport, installment of Wi-Fi connectivity throughout the LMM Airport terminals, installment of electric outlets for passenger use through the LMM Airport terminals, upgrade, enhancement, repair and replacement of deficient and unsafe areas of lighting, and repair and replacement of elevators, escalators and stairwells throughout the LMM Airport terminals and buildings.  Aerostar must submit a written and detailed scope of the work, including sketches, drawings and other supporting documentation required by the Lease for review and approval prior to the start of the preliminary and final development of plans and construction.  Preliminary and final construction documents must also be submitted for review and approval.  The Lease requires that Aerostar begin work on the required general accelerated upgrades no later than May 27, 2013, and that they be completed no than later November 26, 2014.

Aerostar is also required under the Use Agreements to complete certain initial capital projects, such as construction of new access roads and all necessary utilities, relocation of certain terminal baggage inspection facilities, replacement of stairwells in the LMM Airport parking garage, replacement of failed pavement in taxiways, update of Airline location signs on access roads and terminal entrances and repair roof leaks in all LMM terminals, among others.  These initial capital projects are necessary to bring the condition of the LMM Airport to a high level consistent with the Operating Standards (described below).  If the aggregate cost incurred by Aerostar for performing all required initial capital projects is less than U.S.$34.0 million, the Signatory Airlines have the right to require that Aerostar expend an amount equal to the difference between the costs incurred in performing the initial capital projects and U.S.$34.0 million toward completing other capital projects approved by the Signatory Airlines without requiring adjusting the annual contribution the Signatory Airlines must pay Aerostar under the Use Agreement.

In addition, Aerostar must perform any capital project that is required in order to comply with any applicable law or airport certification requirement.  The Use Agreement allows Aerostar to increase certain annual fees payable by the Signatory Airlines in amounts equal to the annual amortized costs of any government mandated capital projects.

All capital projects related to the operation, maintenance, construction and rehabilitation of and capital improvements to the LMM Airport must be in compliance with the standards, specifications, policies, procedures and processes outlined in the Operating Standards prepared by the PRPA and the Puerto Rico Public Private Partnerships Authority.  The purpose of the Operating Standards is to provide minimum requirements that Aerostar must meet for the benefit of the Commonwealth of Puerto Rico, the PRPA, and the Signatory Airlines in the operation and maintenance of the LMM Airport.

Capacity Enhancement Plan

Aerostar and the Signatory Airlines have agreed on a plan for the reconfiguration of the LMM Airport, also known as the Capacity Enhancement Plan, or “CEP”.

The CEP consists of three separate phases and is expected to be completed in 2015.  The purpose of the CEP is to remodel the LMM Airport so that it can operate more efficiently.  The CEP includes aesthetic modifications to Terminals B and E, reconfiguration of the ticketing lobby to make it more accessible and easier to navigate by passsengers, the construction of a new customs holdroom to allow for more private and thorough searches of passenger and luggage when necessary, and the refurbishment and replacement of passenger loading bridges on several gates to create a more efficient and safe pathway for passengers to board their flights.  In the second and third pases of the CEP, the departure level of terminals B and C will be closed for construction and airlines using those terminals will be temporarily relocated to terminal D.  After construction in terminals B and C are completed, airlines will be moved to permanent ticket counters in terminals B and C and terminals D and E will be decommissioned.

Ownership Commitment and Restrictions

The Lease allows any person who holds any shares of capital stock or any other equity interest in Aersotar to transfer its interest to any person so long as it does not constitute a “change of control” under the Lease. A “change of control” under the Lease occurs if (i) there is a transfer of 50% or more of the direct or indirect voting or economic interests in Aerostar to another party, (ii) there is a transfer from one party to another of the power to directly or indirectly direct the management and policy of Aerostar, whether through ownership of voting securities, by contract, management agreement, or common directors, officers or trustees or otherwise or (iii) there is a merger, consolidation, amalgamation, business combination or sale of substantially all of the assets of Aerostar.  If the proposed transfer would result in a change in control, then the transfer must be approved as described in this section.

In addition to the restrictions on transfers imposed by the Lease, the Use Agreements restrict Aerostar from transferring its interest in the LMM Airport or its rights under the Lease unless the transferee is approved by the Signatory Airlines.  The Signatory Airlines can withhold approval of the transferee if they reasonably determine that the transfer would be detrimental to their air transportation business at the LMM Airport.  This determination must take into account one or more of the following factors:  (i) the financial strength and integrity of the transferee, (ii) the experience of the transferee in operating airports and performing other projects and (iii) the background and reputation of the proposed transferee.  Transfers are permitted so long as they do not constitute a “change of control,” which is defined in the same way as under the Lease.

Reporting, Information and Consent Requirements

The Lease requires Aerostar to notify the PRPA of all material emergencies, accidents and airfield incidents at the LMM Airport Facility.  Further, in addition to reporting obligations under applicable environmental laws, Aerostar must notify the PRPA of any discharge, dumping or spilling of any reportable quantity, as defined under applicable environmental laws, of hazardous substances.  Additionally, Aerostar must provide the PRPA any notice it is required to deliver to the Signatory Airlines under the Use Agreements within five business days.

Aerostar is also required to provide the PRPA its unaudited financial statements for each six-month period within 60 days and its audited financial statements during within 120 days after the end of each reporting year during the term. In addition, the Lease grants the PRPA or any other governmental authority of competent jurisdiction audit and inspection rights with regards to Aerostar’s operation of the LMM Airport through the term of the Lease.

Similarly, the Use Agreements require that Aerostar keep its books and records relating to the Use Agreements and to the computation of the fees payable under it by the Signatory Airlines at the LMM Airport or in or near San Juan, Puerto Rico for at least five years from the date the books and records are created.  Further, the Signatory Airlines have the right, at their own expense and subject to prior notice to Aerostar, to examine, make copies of and audit any book, record or account that relates to the computation and payment of the Signatory Airlines’ annual contributions.  Aerostar is also required to provide the Signatory Airlines any accident notice or financial report it is required to provide the PRPA under the Lease.

Events of Default, Termination and Revocation of the Lease

Under the Lease Agreement, any of the following items constitute an event of default by Aerostar:

•                  the failure to comply with any material obligation under the Lease;

•                  the failure to pay amounts owed to the PRPA;

•                  if Aerostar repeatedly fails to comply with the performance requirements of the Operating Standards;

•                  violating the transfer restrictions imposed by the Lease;

•                  Aerostar’s inability to pay its debt as it becomes due; and

•                  the creation of a levy under execution or attachment is made against all or any material portion of the LMM Airport as a result of a mortgage or lien.

Additionally, the Lease will be automatically rescinded if Aersotar or any subsidiary, alter ego, president, vice presidents, executive directors, directors or members of its board of directors is convicted or enters a plea of guilty in respect of any crime outlined in Act No. 458 of the Legislative Assembly of Puerto Rico, enacted on December 29, 2000.  Similarly, if Aerostar is convicted of a public integrity crime other than an Act No. 458 crime, the Lease will terminate as required by Act No. 237 of the Legislative Assembly of Puerto Rico, enacted August 31, 2004.

Upon the occurrence of any of the events of default described above, the PRPA has the right to do any or all of the following:

•                  terminate the Lease, subject, in certain circumstances, to Aerostar’s right to cure the default;

•                  if the default consists of the Aerostar’s failure to pay amounts due, make the payment on behalf of Aerostar and to be reimbursed within three business days after written demand of reimbursement;

•                  cure the default and seek reimbursement for any costs associated with curing the default plus an administrative fee equal to 15% of the cure costs;

•                  seek specific performance, injunction or other equitable remedies if damages are inadequate to remedy the default in question;

•                  seek to recover losses arising from the default and exercise any recourse available to any party who is entitled to damages or a debt under applicable law;

•                  seize any of Aerostar’s goods located at the LMM Airport;

•                  debar or suspend Aerostar for ten years in accordance with the Public Private Partnership Act; and

•                  exercise any of its other rights and remedies under the lease, at law or in equity.

Grants of New Concessions

The lease entitled Aerostar to receive compensation from the PRPA if the PRPA or any other governmental authority established under the laws of the Commonwealth of Puerto Rico obtains an airport certificate under 14 CFR Part 139 that would authorize scheduled passenger commercial services at any airport located within the Commonwealth that did not have such certificate as of February 27, 2013 (i) prior February 27, 2033 at any airport located within the municipality of Ceiba or (ii) prior to February 27, 2028 at any airport located in the Commonwealth other than in the municipality of Ceiba.  The compensation should restore Aerostar to the same after-tax economic position it would have enjoyed if the events described in this paragraph had not occurred.  The actual amount of the compensation must be calculated in accordance with the terms of the Lease.

Environmental Matters

Our LMM Airport business is subject to U.S. federal and Puerto Rico laws and regulations relating to the protection of the environment.  The principal environmental laws include the federal Clean Air Act, governing air emissions, the federal Clean Air Act, governing wastewater and storm water discharges, the federal Resource Conservation and Recovery, governing waste management, and various Puerto Rico laws and regulations administered by the Puerto Rico Environmental Quality Board (“EQB”).  The LMM Airport maintains several environmental permits, including an operating permit for air emissions and non-hazardous waste generator and transporter registrations issued by the EQB, a storm water permit and hazardous waste generator registration issued by the U.S. Environmental Protection Agency (“EPA”), a wastewater discharge authorization issued by the Puerto Rico Aqueduct and Sewer Authority, and a used oil storage permit issued by the local municipality.

The LMM Airport is subject to administrative consent orders issued by EPA pursuant to its corrective action authority under the Resource Conservation and Recovery Act.  The consent orders require investigation and remediation of various areas of soil and groundwater contamination, primarily but not exclusively related to leaks and spills of gasoline and jet fuel from the fuel hydrant system at the LMM Airport property.   Investigation and remediation of the contamination currently is underway and is expected to continue for several years.  Pursuant to the LMM Airport Lease, the Authority retains responsibility for all contamination that occurred before February 27, 2013, when Aerostar began operating the LMM Airport.

The level of environmental regulation in Puerto Rico has increased in recent years, and the enforcement of the law is becoming more stringent.  We expect this trend to continue.  We do not expect that compliance with the applicable U.S. federal or Puerto Rico environmental laws and regulations will have a material effect on our financial condition or results of operations.  There can be no assurance, however, that environmental laws and regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

Organizational Structure

The following table sets forth our material consolidated subsidiaries as of December 31, 2012, including our direct and indirect ownership interest in each:

Subsidiary	Ownership Interest

Aeropuerto de Cancún, S.A. de C.V.	100%

Aeropuerto de Cozumel, S.A. de C.V. (1)	100%

Aeropuerto de Mérida, S.A. de C.V.	100%

Aeropuerto de Huatulco, S.A. de C.V. (2)	100%

Aeropuerto de Oaxaca, S.A. de C.V.	100%

Aeropuerto de Veracruz, S.A. de C.V. (3)	100%

Aeropuerto de Villahermosa, S.A. de C.V.	100%

Aeropuerto de Tapachula, S.A. de C.V. (4)	100%

Aeropuerto de Minatitlán, S.A. de C.V. (5)	100%

Servicios Aeroportuarios del Sureste, S.A. de C.V.	100%

RH Asur, S.A. de C.V.	100%

(1) As of December 2012, Aeropuerto de Cancún, S.A. de C.V., has an 18.1%  equity participation in this airport.

(2) As of December 2012, Aeropuerto de Cancún, S.A. de C.V., has a 21.6% equity participation in this airport.

(3) As of December 2012, Aeropuerto de Cancún, S.A. de C.V., has an 8.4% equity participation in this airport.

(4) As of December 2012, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.

(5) As of December 2012, Aeropuerto de Cancún, S.A. de C.V., has a 23.4% equity participation in this airport.

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

Our consolidated financial statements included in this annual report are prepared in accordance with IFRS, as issued by IASB. Our date of transition to IFRS was January 1, 2011.  These consolidated annual financial statements are our first financial statements prepared in accordance with IFRS. IFRS 1—“First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements. A description of the effects of our transition from Mexican Financial Reporting Standards or “Mexican NIF” to IFRS on our financial information is presented in Note 22 to our audited consolidated financial statements. The financial information for 2011 differs from the information we previously published for 2011, because it is presented in accordance with IFRS.

Overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government.  The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers.  For example, in 2011 and 2012, approximately 54.6% and 55.6% respectively, of our total revenues were derived from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation.  The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport.  Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

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

Recent Developments

ASUR and Highstar to operate Puerto Rican airport

On July 24, 2012, Aerostar signed a lease agreement to operate the LMM Airport with the Puerto Rico Ports Authority.  Aerostar won the right to enter into the Lease Agreement following a public bidding process in which the Puerto Rico Public Private Partnership Committee declared Aerostar the winner on July 19, 2012.

The closing of the Lease Agreement occurred on February 27, 2013. The terms of the Lease and Aerostar’s obligations under it are more fully discussed in “Item 4. Information on the Company—Regulatory Framework—Puerto Rico—Scope of Lease Agreement and General Obligations of Aerostar.”

Adoption of IFRS

Pursuant to Mexican securities regulations, as of January 1, 2012, all Mexican publicly-reporting companies are required to prepare their financial statements in accordance with International Financial Reporting Standards, or IFRS.  We adopted IFRS as our accounting standard for the fiscal year beginning on January 1, 2011.  A  description of the effects of our transition from Mexican NIF to IFRS on our financial information is presented in Note 22 of our audited consolidated financial statements.  See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Adoption of IFRS.”

We could be subject to fines, penalties and other adverse consequences pending the outcome of our appeal against the Mexican government’s tax treatment of Airport Concessions at Cancún airport.

The Ministry of Finance has recently issued an adverse finding against us regarding the amortization of the value of our concession for tax purposes. We believe that the Ministry of Finance’s position is erroneous and will file an appeal to overturn this determination. Although we believe that we have a strong legal position, we can make no assurances that we will prevail in our appeal, and if we were to lose the appeal, the consequences could include fines, penalties and other adverse consequences, which we currently estimate would total Ps.334.2 million, which could have a material adverse effect on our results and balance sheet. See “Item 5.  Operating and Financial Review and Proespects—Taxation.”

AMR Corporation, parent company of American Airlines Inc., Files for Bankruptcy

On November 29, 2011, AMR Corporation, the parent company of American Airlines, Inc., and certain of their respective affiliates, the third largest U.S. carrier and the airline which accounted for 12.8% of our international passenger traffic and 4.5% of our revenues in 2012, filed for bankruptcy protection in the United States. As of December 31, 2012, our receivables balance with

American Airlines is Ps.20.7 million.  As of the date of this report, American Airlines has continued to operate normally in our airports and we have continued to collect amounts due from it in compliance with existing contractual arrangements, and therefore we have not increased our reserve for doubtful accounts; however, we cannot assure you that American Airlines will continue to make payments during the pendency of its bankruptcy proceedings.

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

The bill has been approved by the Senate and reviewed by the House of Deputies.  The House of Deputies made some changes to the bill and returned it to the Senate for further review.  If this bill is approved, every concession title, permit and authorization granted before the commencement of these amendments would have to be modified in accordance with this bill, within the next calendar year of the commencement date of the bill. We cannot predict whether any of these amendments will be adopted or, if adopted, the impact they would have on us, including whether these amendments would result in a change to our maximum rates. See “Item 3. Key Information —Risk Factors—Risks Related to the Regulation of Our Business—The regulatory framework we are subject to could be changed in a way that adversely affects us due to a report issued by the Chairman of the Mexican Competition Commission.”

Mexicana Operations Suspended

On August 2, 2010, Mexicana announced that it was filing for concurso mercantil (insolvency), and on August 28, 2010, Grupo Mexicana (including Mexicana and low-cost carriers MexicanaClick and MexicanaLink) suspended all operations due to financial troubles in the wake of its bankruptcy filings.  Prior to its bankruptcy filing, Grupo Mexicana was our largest airline client, accounting for 6.4% of passenger traffic and 4.2% of revenues from January 1 through July 30, 2010.   Since Grupo Mexicana ceased operations, we estimate that approximately 94.4%  of the routes that it flew have been taken over by other airlines, and passenger traffic levels at our airports (other than Oaxaca) have increased.  We are an unsecured creditor of Grupo Mexicana in the concurso mercantil process with a claim of Ps.128.0 million (without taking into account value added tax) in respect of accrued and unpaid passenger and aiport facility usage fees.  In 2010, we recorded a reserve for doubtful accounts of Ps.128.0 million in respect of this claim, which represents approximately 22.0% of our total accounts receivable as of December 31, 2012.  See “Item 3.  Risk Factors—Risks Related to our Operations—The loss of one or more of our key customers could result in the loss of a significant amount of our revenues.” Grupo Mexicana has indicated in recent news reports that it will recommence operations.  However, we cannot guarantee that it will recommence operations or that we will recover the Ps.128.0 million that we have reserved for losses in connection with the Grupo Mexicana insolvency.

Economic Downturn and Recovery

The U.S. and Mexican economies are currently recovering from a recession.  In the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.5% and 6.2%, respectively. In 2009 the U.S. gross domestic product continued to decline at an annualized rate of 2.4%.  In 2010 the U.S. economy began to recover, with gross domestic product increasing at an annualized rate of 2.9%. In 2011 the U.S. gross domestic product increased at an annualized rate of 1.8%.  In 2012 the U.S. gross domestic product increased at an annualized rate of 2.2%.  Likewise, according to the Mexican National Statistical, Geographic and Information Institute (INEGI), the Mexican gross domestic product decreased at an annualized rate of 1.6% during the fourth quarter of 2008, and an additional 6.5% in 2009.  The Mexican gross domestic product increased 5.5% in 2010, 3.7% in 2011, and 3.9% in 2012. The air travel industry, and as a result, our results of operations, are substantially influenced by economic conditions in Mexico and the United States.  In 2011 and 2012, approximately 61.4% and 58.2% respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States and approximately 59.2% and 57.0% of our revenues in 2011 and 2012, respectively, were derived from charges imposed on passengers departing from or arriving in the United States.  Similarly, in 2011 and 2012, approximately 42.5% and 44.9%, respectively, of our passengers traveled on domestic flights, and approximately 40.8% and 43.0% of our revenues in 2011 and 2012, respectively, were derived from domestic passenger charges.

We believe that our results of operations were affected differently by the U.S. and Mexican recessions.  Many of the passengers traveling through our airports to or from the United States are traveling to vacation destinations such as Cancún, Cozumel or the Mayan Riviera.  For many U.S. travelers, we believe these destinations are more affordable than similar destinations in Florida or the Caribbean.  As a result, we believe that during the recession, passenger traffic to and from the United States may have partially benefited from a substitution effect, whereby some of the passengers who were deferring or eliminating travel because of global economic conditions were replaced by passengers who choose to travel to destinations served by our airports instead of other, less economical destinations.  Nevertheless, we believe that the severity of the U.S. economic recession led to overall reduced spending on vacation travel, and adversely impacted international passenger traffic levels at our airports and our results of operations.  Because of the perception of Cancún, Cozumel and the Mayan Riviera as more economical vacation destinations, we believe that our airports have been and are well-placed to take advantage of the continuing economic recovery.  In 2011, our international passenger traffic increased 2.6%, including an increase of 3.0% at Cancún airport. In 2012, our international passenger traffic increased 5.2%, including an increase of  5.5% at Cancún airport.  We expect that passenger traffic will continue to increase while the economic recovery in the United States continues.  However, we cannot predict how economic conditions in the United States may develop in the future or how these conditions will affect tourism and travel decisions.  In addition, whether destinations served by our airports will be viewed as adequate substitutes for other tourist destinations depends on a number of factors, including the perceived attractiveness, affordability and accessibility of Cancún, Cozumel and the Mayan Riviera as desirable vacation destinations.  We are unable to control many of these factors and therefore we cannot assure you that this substitution effect would occur again if the United States were to experience another recession.

In Mexico, the recession resulted in an overall decrease in levels of domestic passenger traffic as compared to historical passenger traffic levels.  In 2011, domestic passenger traffic increased 8.2% from 2010.  In 2012, domestic passenger traffic increased 15.8%  from 2011. Among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they have not benefited, and are unlikely to benefit in the future, from the substitution effect that we believe has occurred with respect to passengers traveling to and from the United States.  In addition, a portion of our domestic passengers are business travelers, whose demand for travel was adversely affected by the recession.  As the Mexican economy begins to recover, we have noticed an uptick in domestic travel to certain destinations, such as Cozumel, Huatulco and Villahermosa, with increases in passenger traffic of 43.7%, 2.8% and 12.5%, respectively, in 2012, as well as to Cancún (9.3% and 25.3% increase in passenger traffic in 2011 and 2012, respectively)  and Mérida (9.7% and 0.1% increase in passenger traffic in 2011 and 2012, respectively).  So far, our other airports have continued to experience increases in passenger traffic.

Mayan Riviera Airport Bidding Process

The Mexican government, acting through the Ministry of Communications and Transportation, has announced its intention to grant a concession for the construction, operation and management of an international airport in the Mayan Rivera in the state of Quintana Roo.  This airport would be located in Tulum, approximately 101 kilometers from our airport in Cancún and could adversely affect our passenger traffic. The bidding process for the concession for the airport was announced on May 11, 2010. On January 31, 2011, the Federal Competition Commission (COFECO) issued an unfavorable opinion regarding our participation in the bidding process.  We disagreed with the decision and the views expressed by COFECO and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process.  On May 20, 2011, we were notified by the Ministry of Communications and Transportation, through the Mexican Civil Aviation Authority, that the international public bidding process was cancelled because none of the technical bids presented by the participants complied with the requirements established in the bidding documents.  As a result, these legal proceedings were cancelled and have therefore terminated.  No party was declared the winner of these legal proceeding.  If the bidding process is restarted, we may again be denied the right to participate.  Although we cannot predict if this will go forward, the Ministry of Communications and Transportation has committed to revise passenger traffic level projections for Cancún airport and to adjust our Master Development Plan and maximum rate accordingly within three months of the granting of a concession for the Riviera Maya airport.

Master Development Plans and Maximum Rates

The Ministry of Communications and Transportation approved a five-year master development plans and maximum rates for each of our airports on March 31, 2009.  The master development plans for each airport provide for committed investments at that airport for each calendar year through 2013, and indicative investments at that airport for each calendar year from 2014 through 2023.  In addition, in connection with the approval of our master development plan, the Ministry of Communications and Transportation also approved the maximum rates we are allowed to charge per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) for regulated services.  This year, the Ministry of Communications and Transportation will set out maximum rates and annual efficiency adjustments for 2013 through 2018.  For more details on the current master development plans and maximum rates and of the framework for establishing our maximum rates, see “Item 4. Information on the Company—Master Development Plans” and “Item 4. Information on the Company—Price Regulation—Current Maximum Rates” in “Item 4. Information on the Company—Regulatory Framework.”

Fluctuation in the Peso

From December 30, 2010, the peso depreciated by approximately 13.1%, from Ps.12.35 per U.S. dollar on December 30, 2010 to Ps.13.95 per U.S. dollar on December 30, 2011.  The peso appreciated since then, reaching Ps.12.81 per U.S. dollar on March 23, 2012.  Between March 26, 2012 and December 28, 2012, the peso fluctuated between Ps.12.81 and Ps.12.99 per U.S.$1.00.  The peso appreciated since then, reaching Ps.12.32 per U.S.$1.00 on March 29, 2013.  International passengers and international flights pay tariffs denominated in U.S. dollars.  However, these tariffs are generally collected in Mexican pesos 60-115 days following the date of each flight, and our maximum rates are set in pesos.  Therefore, a significant depreciation of the peso as compared to the dollar during this 60-115 day period could result in us exceeding our maximum rates, which would be a violation of our concession.  If a significant depreciation occurred, we could be required to issue rebates to airline customers to avoid exceeding our maximum rates.  On the other hand, a significant appreciation in the peso during this period could result in us collecting substantially less than our maximum rate per terminal passenger.  We do not have any means of recouping lost revenue if we charge less than the maximum rate as a result of a significant appreciation in the peso.  We attempt to set our dollar-denominated tariffs so as to avoid exceeding our maximum rates while attempting to charge as close to the maximum rate as possible.  So far, the fluctuations in the peso have not caused us to exceed or required us to issue rebates to avoid exceeding our maximum rates. However, we cannot assure you that the peso will not appreciate or depreciate rapidly, or that we will be able to successfully continue to set our rates so as to maximize revenue and avoid issuing rebates so as to not exceed our maximum rates.

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

A depreciation in the peso has a negative effect on our debt service expenses while an appreciation in the peso has a positive effect.  A portion of our indebtedness is denominated in U.S. dollars.  Given that a substantial portion of our revenues are collected or converted into Mexican pesos, a depreciation in the peso as against the dollar results in us having to spend more pesos for payments of dollar-denominated indebtedness, whereas an appreciation of the peso results in us spending fewer pesos for dollar-denominated indebtedness payments.

Huatulco Development Project

In October 2008, we purchased 130 hectares of land on the bay of Huatulco from the National Tourism Fund, or FONATUR, for Ps.286.3 million. We won the right to purchase the land through a public bidding process that was part of a program launched by the Mexican Government to accelerate the development of Huatulco as a flagship city for Mexican tourism. Pursuant to the terms of the purchase agreement, we are required to construct at least 450, and no more than 1,300 hotel rooms.  For more information on the Huatulco development, please see “Item 4. Information on the Company — Business Overview — Other Properties.”

Passenger Traffic Volume and Composition

Our principal source of revenues is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers).  In 2011 and 2012 passenger charges represented 79.0% and 80.1% of our aeronautical services revenues and 43.2% and 44.5% respectively, of our consolidated revenues.

Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.

While prior to 2008 the traffic volume of domestic passengers in our airports had increased more rapidly than the traffic volume of international passengers, domestic traffic grew more slowly than international traffic in 2008 and decreased almost as much as international traffic in 2009 and 2010.   In 2011, the percentage of international passengers increased to  57.5% of all passengers at our airports and domestic passengers increased to 42.5% of those passengers. In 2012, the percentage of international passengers decreased to 55.1% of all passengers at our airports and domestic passengers increased to 44.9% of those passengers.  During 2011 and 2012, 27.9% and 28.6% of our total revenues were derived from passenger charges collected from international passengers.

Of our passengers traveling internationally, a majority has historically traveled on flights to or from the United States.  In 2011 and 2012, for example, approximately 35.3% and 32.1% of the total passengers and approximately 61.4% and 58.2%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States.  As a consequence, our results of operations are substantially influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.

In addition, of our passengers traveling domestically, a majority has typically traveled on flights to or from Mexico City.  In 2011 and 2012 a majority of the domestic passengers in our airports arrived or departed on flights originating in or departing to Mexico City.  Due to excess demand in the Mexico City airport, in 2005 commercial passenger carriers started using the Toluca airport, previously used only for private carriers, as an alternative point of departure for the Mexico City area.  Between 2005 and 2008, the percentage of domestic passengers traveling from or to Mexico City had decreased because of an increase in commercial carriers arriving and departing from Toluca.  However, Mexicana’s bankruptcy in 2009 alleviated the oversaturation in the Mexico City airport.  As a result, the percentage of travel from Mexico City since then has increased because commercial flights that had been using Toluca as an alternative point of departure for the Mexico City area relocated their operations to Mexico City.  The relocation of these carriers from Toluca to Mexico City since 2009 has resulted once again in excess demand in Mexico City.  Therefore, we expect that many of these carriers may chose Toluca again as an alternative point of departure from the Mexico City Area.  Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

Classification of Revenues and Price Regulation

For financial reporting purposes, we classify our revenues into three categories: revenues from aeronautical services, revenues from non-aeronautical services and revenues from construction services.  Our revenues from aeronautical services are derived from passenger charges, landing charges, aircraft parking charges, charges for airport security services and for the use of passenger walkways.  Our revenues from non-aeronautical services are associated with the leasing of space in our airports to airlines, retailers and other commercial tenants, access fees collected from third parties providing complementary services at our airports and related miscellaneous sources.  In addition, we derive construction revenues from the services we are deemed to provide by making capital improvements to concessioned assets.

Revenues from our airports are subject to a “dual-till” price regulation system.  Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated.  Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our airports, are regulated by the Ministry of Communications and Transportation.  The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services.  The maximum rates for our airports have been determined for each year through December 31, 2013.  See “Item 5.  Operating and Financial Review of Prospects —Recent Developments—Master Development Plans and Maximum Rates”.  In 2011 and 2012, approximately 57.2% and 58.2% respectively, of our total revenues and approximately 8.7% and 8.4% respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues.  Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Communications and Transportation.

The following table sets forth our revenues for the years ended December 31, 2011 and 2012, based on the categories of services established under the Mexican Airport Law.

	Year ended December 31,
	2011		2012
	(millions of pesos)
	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(1)	2,616.4	57.2%	2,983.4	58.2%
Non-regulated Revenues:
Access fees from non-permanent ground transportation	20.5	0.4%	23.1	0.5%
Car parking and related access fees	48.4	1.1%	50.9	1.0%
Other fees	4.4	0.1%	3.4	0.1%
Commercial Services	1,118.6	24.5%	1,340.5	26.2%
Other Services	51.0	1.1%	55.4	1.0%
Other Revenues:
Construction Services(2)	714.0	15.6%	663.2	13.0%
Total	4,573.3	100.0%	5,119.9	100.0%

(1)         Includes access fees charged to third parties providing complementary services in our airports, which are classified as non-aeronautical revenues for financial reporting purposes.

(2)         We are required  to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.

Aeronautical Revenue

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services.  The maximum rates for our airports have been determined for each year through December 31, 2013.  See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Master Development Plans and Maximum Rates.” Therefore, our aeronautical revenues are determined largely by the number of workload units at each of our airports, which is primarily driven by passenger traffic levels.  Aeronautical revenues differ among our airports to the extent that passenger traffic levels differ among these airports.

The following table sets forth our revenue from aeronautical services for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2011		2012
	(millions of pesos)
	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	1,974.7	79.0%	2,280.9	80.1%
Landing charges	159.9	6.4%	162.8	5.7%
Aircraft parking charges	289.7	11.6%	322.7	11.3%
Airport security charges	34.1	1.4%	39.6	1.4%
Passenger walkway charges	39.9	1.6%	43.1	1.5%
Total Aeronautical Revenue	2,498.3	100.0%	2,849.1	100.0%

	Year ended December 31,
	2011	2012
	(millions of pesos)
	Amount	Amount	Change(1)
Other Information:
Total workload units(2)	18.1	19.8	9.4%
Aeronautical revenue	2,498.3	2,849.1	14.0%
Aeronautical revenue per workload unit(3)	138.0	143.9	4.3%

(1)         As compared to the previous year.

(2)         In millions.  Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(3)         Aeronautical revenues per workload unit are expressed in pesos (not millions of pesos).

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar.  We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers.  Our current agreements with our principal airline customers expired in 2012.  We are currently renegotiating these agreements and expect that most will expire in 2014.  Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements. In 2011 and 2012, passenger charges represented 79.0% and 80.1% of our aeronautical service revenues and 43.2% and 44.5% respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future.  There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each airport are subject to a maximum rate established by the Ministry of Communications and Transportation.  To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing rebates or discounts to customers as price adjustments. These price adjustments or rebates constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year.  All discounts and rebates are issued and recorded in the same year as the service is provided.  In 2011 and 2012, we did not issue rebates in significant amounts.

The following table sets forth the number of passengers paying passenger charges for the years indicated.

	Year ended December 31,		% change
Airport	2011	2012	2011-2012
	(in thousands, except percentages)
Cancún	6,433.9	7,134.9	10.9%
Mérida	598.7	601.1	0.4%
Villahermosa	422.5	477.7	13.1%
Other	1,195.6	1,270.0	6.2%
Total	8,650.7	9,483.7	9.6%

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

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

Non-aeronautical Revenue

	Year ended December 31,
	2011		2012
	(millions of nominal pesos)
	Amount(1)	Percent	Amount	Percent
Non-aeronautical Services:
Commercial	1,129.4	83.0%	1,354.1	84.2%
Leasing of space	1,107.7	81.4%	1,329.9	82.7%
Access fee	20.5	1.5%	23.1	1.4%
Other	1.2	0.1%	1.1	0.1%
Non Commercial	231.6	17.0%	253.5	15.8%
Leasing of space	66.4	4.9%	73.5	4.6%
Access fee	84.7	6.2%	94.6	5.9%
Other	80.5	5.9%	85.4	5.3%
Total Non-aeronautical Revenue	1,361.0	100.0%	1,607.6	100.0%

	Year ended December 31,
	2011	2012
	(millions of nominal pesos)
	Amount	Amount	Change(1)
Other Information:
Total terminal passengers(2)	17.5	19.2	9.7%
Change in non-aeronautical revenue	149.9	246.6	18.1%
Non-aeronautical revenue per terminal passenger(3)	77.8	83.7	7.7%

(1)         As compared to previous year.

(2)         In millions.  Excludes transit and general aviation passengers.

(3)         Revenue per passenger amounts are expressed in pesos (not millions of pesos).

Our commercial revenues consist primarily of revenues from duty-free shops, food and beverage establishments, retail stores, advertising revenues, parking lots, car rental companies, banking and currency exchange services, teleservices and ground transportation.

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2011	2012
	(millions of pesos)
	Amount	Amount	Change
Commercial Revenues:
Duty-Free Shops	319.8	382.5	19.6%
Food and Beverage	172.6	203.4	17.8%
Retail Stores	373.7	451.0	20.7%
Advertising Revenues	62.1	86.2	38.8%
Parking Lots	48.4	50.9	5.2%
Car Rental Companies	86.4	95.0	10.0%
Banking and Currency Exchange services	35.0	40.5	15.7%
Teleservices	4.6	4.7	2.2%
Ground Transportation	21.6	24.2	12.0%
Other Services	63.3	76.2	20.4%
Total	1,187.5	1,414.6	19.1%

The Ministry of Communications and Transportation does not classify certain of these revenues as “Commercial revenues.”  Accordingly, the following table sets forth the reconciliation between commercial revenues classified according to the requirements of the Ministry of Communications and Transportation and commercial revenues classified according to IFRS for the years indicated.

	Year ended December 31,
	2011	2012
	(millions of pesos)
Non-aeronautical Services(1)
Commercial	1,129.4	1,354.1
Commercial revenues(2)
Parking lots	48.4	50.9
Other services	9.7	9.6
Total	1,187.5	1,414.6

(1)        Classified according to the requirements of the Ministry of Communications and Transportation.

(2)         Classified according to IFRS.

Construction Services Revenue

Under IFRS, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services.  In 2011 and 2012, we recorded Ps.714.0 million and Ps.663.2 million of revenues from construction services using the percentage of completion method of accounting.  Revenues from construction services are not subject to regulation under our dual-till price regulation system.

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

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2011	2012
	(millions of pesos)
	Amount	Amount	% Change
Operating Costs:
Cost of services:
Employee costs	271.1	283.3	4.5%
Maintenance	140.2	140.4	0.1%
Safety, security and insurance	119.4	131.3	10.0%
Utilities	93.7	102.4	9.3%

Other	282.5	327.1	15.8%
Total cost of services	906.9	984.5	8.5%
Costs of construction	714.0	663.2	(7.1)%
General and administrative expenses	168.1	181.6	8.0%
Technical assistance fee	130.4	154.4	18.4%
Government concession fee	178.3	204.7	14.8%
Depreciation and amortization:
Depreciation(1)	185.1	203.9	10.2%
Amortization(2)	197.6	197.6	0.0%
Total depreciation and amortization	382.7	401.5	4.9%
Total operating costs	2,480.5	2,589.9	4.4%

Other Information:
Total workload units(3)	18,109.4	19,831.6	9.5%
Cost of services per workload unit(4)	50.0	49.6	(0.8)%
Cost of services margin(5)	19.8%	19.2%	(3.0)%

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

Employee Statutory Profit Sharing

We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws (“PTU”).  Under this regime, 10% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer.  We committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps.14,000 per year for continued service.  These amounts are paid and expensed at the end of each year, and are included in our cost of services.  In 2011 and 2012 we calculated our obligations in respect of employee statutory profit sharing amount to be Ps.0.5 million and Ps.1.6 million, respectively. This amount is included in the Ps.14,000 to be paid to unionized employees, and is recorded as a cost of service.

Technical Assistance Fee and Government Concession Fee

Under a technical assistance agreement, Inversiones y Tecnicas Aeroportuarias S.A. de C.V. or “ITA” provides management and consulting services and transfers technical assistance, technological and industry knowledge, as well as experience to us for a fee.  Our results of operations reflect the accrual of the technical assistance fee to ITA under the technical assistance agreement.  The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5% of our consolidated earnings before comprehensive financing costs, income taxes and depreciation and amortization (calculated prior to deducting the technical assistance fee).

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

With the exception of Aeropuerto de Cancún, S.A. de C.V. (Cancún Airport), Aeropuerto de Mérida, S.A. de C.V. (Mérida Airport) and Aeropuerto de Oaxaca, S.A. de C.V. (Oaxaca Airport) all of our subsidiaries pay, and we expect will pay IETU rather than income tax for the foreseeable future.  Because our financial and tax projections indicate that our Cancún airport subsidiary is expected to pay income tax in the foreseeable future, we continue to calculate our deferred taxes under the income tax regime.

Consequently, we have recognized a deferred income tax liability in our financial statements as a result of the difference between the amount of the Cancún airport investments amortization for tax and financial reporting purposes as well as other deferred tax items.

On December 7, 2009 the Mexican congress released a decree amending, adding, and repeating various provisions of the Income Tax Law of 2010.  The decree establishes that the income tax rate applicable for the years from 2010 to 2012 will be 30%, for 2013 it will be 30%, and as of January 2014 it will be 28%.  We have reflected the change in tax rates in our 2012 tax provision.

The Company’s overall tax provisions for 2011 and 2012 are as follows:

Tax Provisions

	Year ended December 31,
	2011	2012
	(millions of pesos)
Current Income Tax	548.8	728.3
Deferred Income Tax	(75.4)	(7.4)
Cancellation of Income Tax on Dividends	—	13.8
Total Income Tax	473.4	734.4

Current IETU Tax	10.7	8
Deferred IETU Tax	56.8	(244.5)
Total IETU Tax	67.5	(236.5)

Current Asset Tax	11.5	11.5
Total Asset Tax	11.5	11.5
Total tax provisions	552.4	509.4

The determination of which taxes are payable and the appropriate tax rate to use therein for the deferred taxes associated with these tax regimes is determined on an individual airport-by-airport basis since we do not file a consolidated income tax return.

As of January 1, 2012, the VAT tax rate applicable in Mexico is 16% generally (11% when activities are performed in the border region) and calculated on a monthly cash flow basis.  Companies that engage in the business of selling, rendering services, leasing, importing or exporting goods are subject to VAT.

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

•                  the Mexican inflation rate;

•                  the U.S. inflation rate; and

•                  the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2011	2012
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	12.9%	(7.0)%
Mexican inflation rate(2)	3.8%	3.6%
U.S. inflation rate(3)	3.0%	1.7%
Increase in Mexican gross domestic product(4)	3.7%	3.9%

(1)         Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps.13.9476 per U.S.$1.00  as of December 31, 2011 and Ps.12.9658  per U.S.$1.00  as of December 31, 2012.

(2)         Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico.  The Mexican consumer price index at year end was 103.5510 in 2011 and 107.246  in 2012.

(3)         As reported by the U.S. Department of Labor, Bureau of Statistics.

(4)         In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of  February 18, 2013.

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

•                  Comprehensive financing result.  As required by IFRS, our comprehensive financing reflects gains or losses from foreign exchange, and gains and losses from interest earned or expensed.  As a result, it is impacted by both inflation and currency depreciation.

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

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated.

Operating Results

	Year Ended December 31,
	2011		2012
	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)
	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)
Cancún(2):
Revenues before solidarity agreement:
Aeronautical services	1,857.7	139.7	2,141.4	144.7
Non-aeronautical services	1,201.4	90.3	1,434.9	97.0
Construction services	271.8	20.4	351.4	23.7
Total revenues before solidarity agreement	3,330.9	250.4	3,927.7	265.4
Expenses before solidarity agreement	(1,573.7)	(118.3)	(1,782.4)	(120.4)
Net operating income before solidarity agreement	1,757.2	132.1	2,145.3	145.0
Solidarity agreement revenues	—	—	—	—
Solidarity agreement expenses	(185.6)	(14.0)	(271.8)	(18.4)
Net operating income after solidarity agreement	1,571.6	118.2	1,873.5	126.6
Mérida:
Revenues before solidarity agreement:
Aeronautical services	177.2	126.6	184.5	131.8
Non-aeronautical services	47.9	34.2	53.3	38.1
Construction services	91.0	65.0	31.1	22.2
Total revenues before solidarity agreement	316.1	225.8	268.9	192.1
Expenses before solidarity agreement	(237.1)	(169.4)	(190.9)	(136.4)
Net operating income before solidarity agreement	79.0	56.4	78.0	55.7
Solidarity agreement revenues	—	—	—	—
Solidarity agreement expenses	(10.3)	(7.3)	(14.1)	(10.1)
Net operating income after solidarity agreement	68.7	49.1	63.9	45.6

Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	103.8	115.3	122.4	122.4
Non-aeronautical services	33.9	37.7	36.7	36.7
Construction services	49.8	55.3	37.9	37.9
Total revenues before solidarity agreement	187.5	208.3	197.0	197.0
Expenses before solidarity agreement	(140.0)	(155.6)	(134.6)	(134.6)
Net operating income before solidarity agreement	47.5	52.7	62.4	62.4
Solidarity agreement revenues	—	—	—	—
Solidarity agreement expenses	(6.6)	(7.3)	(9.1)	(9.1)
Net operating income after solidarity agreement	40.9	45.4	53.3	53.3

Other Airports: (4)
Revenues before solidarity agreement:
Aeronautical services	359.6	143.8	400.8	148.4
Non-aeronautical services	77.8	31.2	82.7	30.7
Construction services	301.4	120.6	242.8	89.9
Total revenues before solidarity agreement	738.8	295.6	726.3	269.0
Expenses before solidarity agreement	(650.2)	(260.1)	(621.0)	(230.0)
Net operating income (loss) before solidarity agreement	88.6	35.5	105.3	39.0
Solidarity agreement revenues	119.4	47.8	107.0	39.6
Solidarity agreement expenses	(26.7)	(10.7)	(14.6)	(5.4)
Net operating (loss) income after solidarity agreement	181.3	72.5	197.7	73.2

Holding & Service Companies:(5)
Revenues before solidarity agreement:
Other (3)	740.8	N/A	801.5	N/A
Total revenues before solidarity agreement	740.8	N/A	801.5	N/A
Expenses before solidarity agreement	(618.7)	N/A	(662.7)	N/A
Net operating income before solidarity agreement	122.1	N/A	138.8	N/A
Solidarity agreement revenues	229.3	N/A	309.8	N/A
Solidarity agreement expenses	(119.4)	N/A	(107.0)	N/A
Net operating income after solidarity agreement	232.0	N/A	341.6	N/A

Consolidation Adjustment(6):
Total Revenues	(1,089.5)	N/A	(1,218.3)	N/A
Expenses	1,089.5	N/A	1,218.3	N/A

Total:
Revenues:
Aeronautical services	2,498.3	138.0	2,849.1	143.9
Non-aeronautical services	1,361.0	75.2	1,607.6	81.2
Construction services	714.0	39.4	663.2	33.5
Total revenues	4,573.3	252.7	5,119.9	258.6
Expenses	(2,480.5)	(136.9)	(2,589.9)	(130.8)
Net operating income	2,092.8	115.8	2,530.0	127.8

(1)                                 Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(2)                                 Reflects the results of operations of our Cancún airport and two Cancún airport services subsidiaries on a consolidated basis.

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

Summary Historical Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated.

Consolidated Operating Results

	Year Ended December 31,
	2011		2012
	(thousands of pesos)
Revenues:
Aeronautical services	Ps.	2,498,344	Ps.	2,849,136
Non-aeronautical services	1,360,938		1,607,585
Construction services	714,024		663,170
Total revenues	4,573,306		5,119,891
Operating Expenses:
Cost of services	(906,929)		(984,495)
General and administrative expenses	(168,063)		(181,644)
Costs of construction	(714,024)		(663,170)
Technical assistance fee(1)	(130,381)		(154,383)
Government concession fee(2)	(178,342)		(204,735)
Depreciation and amortization	(382,740)		(401,545)
Total operating expenses	(2,480,479)		(2,589,972)
Net operating income	2,092,827		2,529,919
Comprehensive Financing Result:
Interest income, net	27,307		69,712
Exchange gains (losses), net	20,724		(15,535)
Gain (loss) from valuation effects on derivative instruments	2,661		601
Net comprehensive financing income	50,692		54,778
Income before taxes	2,143,519		2,584,697
Provisions for taxes	(552,385)		(509,369)
Net income	1,591,134		2,075,328
Other Operating Data (Unaudited):
Operating margin(3)	45.8%		49.4%
Net margin(4)	34.8%		40.5%

(1)         We are required to pay ITA a technical assistance fee based on the technical assistance agreement.  This fee is described in “Item 5. Operating and Financial Review and Prospects—Operating Costs —Technical Assistance Fee and Government Concession Fee.”

(2)         Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law.  The concession fee is currently 5% of each concession holder’s gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession.  This fee is described in “Item 5. Operating and Financial Review and Prospects—Operating Costs —Technical Assistance Fee and Government Concession Fee”.

(3)          Operating income divided by total revenues, expressed as a percentage.

(4)         Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011

Revenues

Total consolidated revenues for 2012 were Ps.5,119.9 million, 12.0% higher than the Ps.4,573.3 million recorded in 2011.  The increase in total revenues resulted from increases innon-aeronautical revenues and passenger traffic.

Total revenues per workload unit increased 2.3% from Ps.252.7 in 2011 to Ps.258.6 in 2012 due mainly to the 15.8% and the 5.2% increase in domestic passengers and international passengers, respectively.

Our consolidated revenues from aeronautical services, net of rebates, increased 14.0% to Ps.2,849.1 million in 2012 from Ps.2,498.3 million in 2011, due primarily to the increase of 9.7% in passenger traffic.  Revenues from passenger charges increased 15.5% to Ps.2,280.9 million in 2012 (80.1% of our aeronautical revenues during the period) from Ps.1,974.7 million in 2011 (79.0% of our aeronautical revenues during the period), reflecting the increase in passenger traffic and the annual increase in our regulated rates.  Aeronautical revenues per workload unit increased 4.3% from Ps.138.0 in 2011 to Ps.143.9 in 2012, principally because of the annual increase in our regulated rates and a decrease in passenger traffic.

Revenues from non-aeronautical services increased 18.1% to Ps.1,607.5 million in 2012 from Ps.1,361.1million in 2011.  The primary factors influencing the change in non-aeronautical revenue from 2011 to 2012 were an increase in commercial revenues because of improved contractual terms for certain commercial agreements in place and higher passenger traffic during  2012.  These factors led to a 20.7% increase in revenues from retail stores, a 19.6% increase in revenues from duty-free shops, and a 20.4% increase in other income, which consisted principally of revenue from tourism services and hotel reservations providers.  Increases of 10.0% of revenues from car rental companies, 15.7% in revenues from banking and currency exchange services, 17.8% from food and beverage revenues, 38.8% in advertising revenues, 5.2% in parking lot revenues, 12.0% in revenues from ground transportation, and 2.2% in teleservices revenues also contributed to the increase in revenues from non-aeronautical services.  Non-aeronautical revenue per workload unit increased 7.9%, from Ps.75.2 per workload unit in 2011 to Ps.83.7 per workload unit in 2012, primarily because the increase in commercial revenues was greater than the increase in the number of workload units in a year.

Revenues from construction services decreased 7.1% to Ps.663.2 million in 2012 from Ps.714.0 million in 2011.

Our revenues from regulated sources in 2012 were Ps.2,983.4 million, a 14.0% increase compared to Ps.2,616.4 million in 2011, mainly due to the increase in total passenger traffic and the annual increase in our regulated rates.  During 2012, Ps.1,473.3 million of our revenues was derived from non-regulated sources, an 18.5% increase from the Ps.1,242.9 million of revenues derived from non-regulated sources in 2011.  This increase was primarily due to the 19.1% increase in commercial revenues described above, from Ps.1,187.5 million in 2011 to Ps.1,414.6 million in 2012.

Revenues by Airport

Aeronautical revenues increased by 15.3% from Ps.1,857.7 million in 2011 to Ps.2,141.4 million in 2012 at the Cancún airport, mainly due to the increase of 11.1% in passenger traffic.  Non-aeronautical revenues increased at Cancún airport by 19.4% from Ps.1,201.4 million in 2011 to Ps.1,434.9 million in 2012, due principally to the increase in commercial revenues because of improved contractual terms for certain commercial agreements in place.  Construction services revenues increased to Ps.351.4 million in 2012 from Ps.271.8 million in 2011.  Totalrevenues increased by 17.9% from Ps.3,330.9 million in 2011 to Ps.3,927.7 million in 2012 at the Cancún airport, largely due to the increase in passenger traffic and improved contractual terms for certain commercial agreements in place.  Revenues per workload unit at the Cancún airport increased by 6.0% from Ps.250.4 in 2011 to Ps.265.4 in 2012, primarily because the increase in total revenues was greater than the increase in the number of workload units.

Aeronautical revenues increased by 4.1% from Ps.177.2 million in 2011 to Ps.184.5 million in 2012 at the Mérida airport, due to the 0.7 % increase in passenger traffic.  Non-aeronautical revenues increased at Mérida airport by 11.3% from Ps.47.9 million in 2011 to Ps.53.3 million in 2012, due principally to the increase of 14.0% in commercial revenues.  Revenues overall decreased by 14.9% from Ps.316.1 million in 2011 to Ps.268.9 million in 2012 at the Mérida airport, due to the 65.8% decrease in revenues from construction services.  Revenues per workload unit at the Mérida Airport decreased by 14.9% from Ps.225.8 in 2011 to Ps.192.1 in 2012, principally due to a decrease in construction services.

Aeronautical revenues increased by 17.9% from Ps.103.8 million in 2011 to Ps.122.4 milllion in 2012 at the Villahermosa airport, due to the increase of 12.8% in passenger traffic.  Non-aeronautical revenues increased at Villahermosa airport by 8.3% from Ps.33.9 million in 2011 to Ps.36.7 million in 2012, due principally to the increase of 9.8% in commercial revenues.  Construction services revenues decreased from Ps.49.8 million in 2011 to Ps.37.9 million in 2012.  Revenues increased by 5.1% from Ps.187.5 million in 2011 to Ps.197.0 million in 2012 at the Villahermosa airport, largely due to an increase in commercial revenues.   Revenues per workload unit at the Villahermosa Airport decreased by 5.4% from Ps.208.3 in 2011 to Ps.197.0 in 2012 primarily due to a decrease in construction services.

Aeronautical revenues at our other six airports increased  by 11.5% from Ps.359.6 million in 2011 to Ps.400.8 million in 2012, due to the increase of 6.1%  in passenger traffic.  Non-aeronautical revenues increased by 6.6% from Ps.82.7 million in 2011 to Ps.82.9 million in 2012, due principally to the increase in passenger traffic in the Veracruz, Oaxaca and Cozumel Airports.  Construction services revenues decreased to Ps.242.8 million in 2012 from Ps.301.4 million in 2011.  Revenues decreased by 2.9% from Ps.858.5 million in 2011 to Ps.833.4 million in 2012 at the other six airports, due to the  decrease in revenues from construction services as well as a decrease of Ps.12.4 million in revenues from our solidarity agreement.  The revenues from our solidarity agreement are intercompany revenues and are therefore eliminated in consolidation.  Revenues per workload unit at our other six airports decreased by 10.1% from Ps.343.4 in 2011 to Ps.308.6 in 2012 principally due to the decrease in revenues from construction services and the solidarity agreement.

Revenues from our parent holding company and our administrative services companies increased 14.6% from Ps.969.8 million in 2011 to Ps.1,111.3 million in 2012, due to the increase in payments by our operating subsidiaries under intercompany agreements related to administrative services. These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps.2,589.9 million in 2012, a 4.4% increase from the Ps.2,480.5 million recorded in 2011, primarily as a result of  a 8.1% increase in general and administrative expenses, a 18.4% increase in technical assistance fees, a 14.8% increase in government concession fees and a 4.9% increase in depreciation and amortization.  The increase was partially offset by a 7.1% decrease in costs of construction.  As a percentage of total revenues, operating expenses represented 50.6% of total revenues in 2012 from 54.2% of total revenues in 2011.  Operating costs per workload unit decreased 4.5%, from Ps.136.9 per workload unit in 2011 to Ps.130.8 per workload unit in 2012, primarily because of the increase of 9.5% in workload units, which more than offset the increase in operating expenses.

Cost of services increased 8.6% to Ps.984.5 million in 2012 from Ps.906.9 million in 2011.  The increase was principally due to higher energy costs, security and maintenance costs, and professional fees to third parties in connection with ASUR’s participation in the bidding for the LMM Airport.  Our cost of services per workload unit decreased 0.8% from Ps.50.0 in 2011 to Ps.49.6 in 2012 for the reasons noted above.

General and administrative expenses increased  8.1% to Ps.181.6 million in 2012 from Ps.168.1 million in 2011.  This increase was primarily attributable to higher professional fees paid to third parties and travel expenses in connection with the bidding process for the LMM Airport.

Technical assistance fees increased by 18.4% to Ps.154.4 million in 2012 from Ps.130.4 million in 2011 and government concession fees increased by 14.8% to Ps.204.7 million in 2012 from Ps.178.3 million in 2011.  The technical assistance fees increased in 2012 due to the corresponding increase in our consolidated earnings before comprehensive financing costs, income taxes, and depreciation and amortization, which is the basis used to determine the technical assistance fee. The increase in government concession fees was primarily the result of an increase in regulated revenues, which is the basis for the calculation of the concession fee.

Construction costs were Ps.663.2 million in 2012 and Ps.714.0 million in 2011.  Because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.

Depreciation and amortization costs increased  by 4.9% to Ps.401.5 million in 2012 from Ps.382.7 million in 2011.  This increase was principally due to the depreciation of new investments in fixed assets and improvements made to concession assets.

Operating Expenses by Airport

Operating expenses for Cancún airport were Ps.2,054.2 million in 2012, a 16.8% increase from the Ps.1,759.3 million recorded in 2011, primarily as a result of increases in cost of sales, construction costs and technical assistance fees.  Operating expenses per workload unit for Cancún airport were Ps.138.8 in 2012, a 4.9% increase from the Ps.132.3 recorded in 2011.

Operating expenses for Mérida Airport were Ps.205.0 million in 2012, a 17.1% decrease from the Ps.247.4 million recorded in 2011, principally as a result of a decrease in construction costs.  Operating expenses per workload unit for Mérida Airport were

Ps.146.4 in 2012, a 17.1% decrease from the Ps.176.7 recorded in 2011.

Operating expenses for Villahermosa Airport were Ps.143.7 million in 2012, a 2.0% decrease from the Ps.146.6 million recorded in 2011, primarily as a result of a decrease in construction costs.  Operating expenses per workload unit for Villahermosa Airport were Ps.143.7 in 2012, an 11.8% decrease from the Ps.162.9 recorded in 2011.

Operating expenses for our six other airports were Ps.635.6 million in 2012, a 6.1% decrease from the Ps.676.9 million recorded in 2011, principally as a result of a decrease in construction costs and a decrease in expenses related to our solidarity agreement.  Operating expenses per workload unit for our other six airports were Ps.235.4 in 2012, a 13.0% decrease from the Ps.270.7 recorded in 2011.

Operating expenses for our parent holding company and our administrative services companies were Ps.769.7 million in 2012, a 4.3% increase from the Ps.738.1 recorded in 2011 principally due to the increase in solidarity agreement expenses.  The expenses from our solidarity agreement are intercompany and are therefore eliminated in consolidation.

Operating Income

Operating income increased  20.9% to Ps.2,529.9 million in 2012 from Ps.2,092.8 million in 2011.  This increase in operating income was primarily a result of the 14.0% increase in aeronautical and 18.1% increase in non-aeronautical revenues due to higher passenger traffic and an increase in commercial revenues due to improved terms of commercial agreements.

Operating Income by Airport

Operating income for Cancún airport increased by 19.2% to Ps.1,873.5 million in 2012 from Ps.1,571.6 million in 2011 primarily because of the 15.3% increase in aeronautical and 19.4% increase in non-aeronautical revenues due to higher passenger traffic.  Operating income per workload unit at Cancún airport increased 7.1% from Ps.126.6 in 2012 to Ps.118.2  in 2011.

Operating income for Mérida Airport decreased by 7.0% to Ps.63.9 million in 2012 from Ps.68.7 million in 2011 mainly because of the 36.9% increase in solidarity agreement expenses.  Operating income per workload unit at Mérida Airport decreased 7.1% from Ps.49.1 in 2011 to Ps.45.6 in 2012.

Operating income for Villahermosa Airport increased  by 30.3% to Ps. 53.3 million in 2012 from Ps. 40.9 million in 2011 primarily because of the 17.9% increase in aeronautical and 8.3% increase in non-aeronautical revenues due to higher passenger traffic.  Operating income per workload unit at Villahermosa Airport increased 17.4% from Ps.45.4 in 2011 to Ps.53.3 in 2012.

Operating income for our six other airports increased  by 9.0% to Ps. 197.7 million in 2012 from Ps.181.3 million in 2011 principally because of the 11.5% increase in aeronautical and 6.6% increase in non-aeronautical revenues due to higher passenger traffic. The income generated by our solidarity agreement is intercompany income and is therefore eliminated in consolidation.

Operating income per workload unit at the other six airports increased 1.0% from Ps.72.5 in 2011 to Ps.73.2 in 2012.

Operating income for our parent holding company and our administrative services companies increased by 47.4% to Ps.341.6 million in 2012 from Ps.231.7 in 2011 primarily because of the increase in payments by our operating subsidiaries under intercompany agreements.

Comprehensive Financing Result

Our net comprehensive financing result increased by 8.1% to income of Ps.54.8 million in 2012 as compared to income of Ps.50.7 million in 2011, primarily due to an increase in interest income of 155%, from Ps.27.3 million in 2011 to Ps.69.7 million, which more than offset an exchange rate loss of Ps.15.5 million due to the appreciation of the peso.

Taxes

In 2012, our current income tax provision increased 32.7%, from Ps.548.8 million in 2011 to Ps.728.3 million in 2012 because of the 30.4% increase in operating income, which was mainly due to the increase of total consolidated revenues.  Our deferred income tax provision decreased 90.2%, from (Ps.75.4) million in 2011 to (Ps.7.4) million in 2012 because of the recognition of deferred income tax liabilities for the Merida and Oaxaca airports based on the tax financial projections at December 31, 2012, which indicate that in the future the Merida and Oaxaca airports will pay income tax instead of IETU.  As a result, we recognized a benefit of Ps.288.5 million.

Our current IETU tax provision decreased 25.2% in 2012, from Ps.10.7 million in 2011 to Ps.8.0 million in 2012 because of the 11.9% increase in total consolidated revenues.  Our deferred IETU provision decreased from Ps.56.8 million in 2011 to (Ps.244.5) million in 2012 due to the cancellation of the deferred IETU based on the tax financial projections at December 31, 2012, which indicated that in the future the Merida and Oaxaca airports will pay income tax instead of IETU.

Our asset tax provision was the same in 2012 as in 2011, at Ps.11.5 million.  The Company submitted a request to the Mexican Ministry of Finance to receive an opinion on whether we can retain the right to recover part of the asset tax that was paid in prior years.  As of April 2010, the Ministry of Finance had refused to issue such an opinion to us.  We are currently appealing this decision in Mexican federal court.

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance determined that an assessment of Ps.976.7 million was due from our Cancún airport subsidiary because it concluded that the amortization rate of 15% used to calculate amortization for 2006 and 2007 was invalid, and that it should instead be 2.0%.  We believe that the Ministry of Finance’s position is erroneous and, for that reason, we filed an appeal in April 2012 to overturn this determination.  As of April 2013, the appeal is still peding resolution.  Although we believe that we have a strong legal position, we can make no assurances that we will prevail in our appeal, and if we were to lose the appeal, the consequences could include fines, penalties and other adverse consequences, which we currently estimate would total Ps.439.1 million, which could have a material adverse effect on our results and balance sheet.  See “Item 5. Operating and Financial Review and Prospects—Recent Developments—We could be subject to fines, penalties and other adverse consequences pending the outcome of our appeal against the Mexican government’s tax treatment of Airport Concessions at Cancún airport.”

Our overall effective tax rate in 2012 decreased from 25.8% to 19.7%, primarily as the result of the changes in our tax provisions discussed above.

Other Comprehensive Income (Loss)

Other comprehensive (loss) increased from (Ps.85) thousand in 2011 to (Ps.964) thousand in 2012, because of changes in the assumptions used to determine defined benefit obligations over the previous year, such as the discount rate.

Net Income

Net income increased 30.4% to Ps.2,075.3 million in 2012 from Ps.1,591.1 million in 2011.  This was mainly the result of the 14.0% increase in aeronautical revenues and the 18.1% increase in non-aeronautical revenues, which offset the 4.4%  increase in operating expenses.

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances.  However, in 2011 and 2012, we incurred  indebtedness to fund our investments in accordance with our Master Development Plans.  See “—Indebtedness.”  In 2011 and 2012 we used Ps.900.0 million and Ps.1,080.0 million, respectively, to pay dividends.  At December 31, 2012, we had Ps.2,265.4 million in cash and cash equivalents.

Cash Flows

In 2012, we generated Ps.2,758.2 million in cash flow from operating activities.  Cash flow used in financing activities was Ps.1,483.5 million, as a result of payment of dividends of Ps.1,080.0 million and Ps.381.1million of bank loan repayments.  Cash flow used in investing activities in 2012 was Ps.539.0 million, principally as a result of capital expenditures related to the execution of committed investments pursuant to our Master Development Plans.

In 2011, we generated Ps.1,915.4 million in cash flow from operating activities.  Cash flow used in financing activities was Ps.1,132.8 million, as a result of payment of dividends of Ps.900.0 million and Ps.243.3 million of bank loans repaid.  This was offset by Ps.50.0 millionobtained from bank loans.  Cash flow used in investing activities in 2011 was Ps.678.8 million, principally as a result of capital expenditures related to the execution of committed investments according to our Master Development Plans.

Indebtedness

As of December 31, 2012 we had Ps.314.9 million in outstanding indebtedness.

In August and September 2010, our Cancún airport subsidiary executed two new bank loans with Banamex and BBVA Bancomer of Ps.570.0 million and Ps.350.0 million, respectively.  Both loans have a three-year term, amortize in nine payments, are denominated in pesos, and charge interest at TIIE plus 1.5%.   Each of these facilities may be used for general corporate purposes, and we have used them to fund capital expenditures related to our master development plans.  Our holding company, GAS, has guaranteed Cancún airport’s obligations under each of these facilities. We fully drew on these credit facilities, and we have repaid Ps.381.1 million as of December 31, 2012.

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

In addition, in September 2011, Veracruz Airport entered into a three-year credit agreement with Banamex for Ps.50 million. The terms include a floating interest rate based on TIIE plus 0.75% and quarterly principal payments. Our holding company, GAS, and Aeropuerto de Cancún, S.A. de C.V. have guaranteed Veracruz Airport’s obligations under this facility. We fully drew on this credit facility.  Our first payment was made in September 2012 and our second payment was made in December 2012.

In the fourth quarter of 2011, our Cancún airport subsidiary obtained authorization for two new bank loans from Banamex and BBVA Bancomer of U.S.$300.0 million and Ps.1,500.0 million, respectively.  These loans remain subject to certain conditions precedent, including the negotiation of definitive documentation for the loans.  To date, ASUR has not yet made use of the authorized credit lines.

On February 15, 2013, our Cancún airport subsidiary executed a new bank loan with BBVA Bancomer and Merrill Lynch of U.S.$215.0 million.  The loan has a five-year term, amortizes in four payments, the first on February 15, 2016, the second on August 15, 2016, the third on February 15, 2017 and the fourth on August 15, 2017, of 2.5% of the aggregate amount of the loan made on the borrowing date and a final payment of the aggregate principal amount of the loan outstanding on the maturity date, February 15, 2018.  The loan is denominated in U.S. dollars and charges interest rate at LIBOR plus 1.99%.  This facility may be used for general corporate purposes, and we have used it to fund our capital contributions and other financial commitments to Aerostar in connection with the upfront payment due under the Lease of the LMM Airport.  Our holding company, GAS, has guaranteed our

Cancún airport subsidiary’s obligations under this facility.

While the BBVA Bancomer and Merrill Lynch facility is outstanding, we and our subsidiaries are not permitted to create any liens upon any of our property, make any fundamental change to our corporate structure, or sell any of our assets that exceed more than 10% of our consolidated total assets of as of the most recent fiscal quarter prior to the sale.  Additionally, the credit facility requires that we and our subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or less than 3.00:1.00 as of the last day of each fiscal quarter. If we fail to comply with these covenants, this facility restricts our ability to pay dividends to our shareholders.  Additionally, failure to comply with these covenants would result in all amounts owed under the facility to become due and payable immediately.  As of the date of this report, we were in compliance with those covenants.

In addition, on  March 22, 2013 our joint venture Aerostar entered into a U.S.$50.0 million capital expenditure facility and a secured U.S.$10.0 million revolving credit facility.  As part of this debt financing, Aerostar had to pledge its interest in the Lease as collateral to a leasehold mortgagee assigned by the lenders.  Additionally, Aerostar issued 5.75% senior secured notes with an aggregate principal amount of U.S.$350.0 million in a private placement.  However,  given that Aerostar is a joint venture and not our subsidiary, we do not consolidate Aerostar’s assets or liabilities into our financial statements and we provide no credit support other than our Cancún airport subsidiary’s pledge of its membership interests in Aerostar to secure the senior credit facilities and the senior notes.

As of December 31, 2012,  the company has no contracts for interest rate swaps.

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

The following table sets forth our historical investments in the periods indicated.

Year ended December 31,	(thousands of pesos)
2011	832,097
2012	621,122

In 2012, we spent Ps.621.1 million on capital expenditures, principally for refurbishment of the terminal buildings in the Cancún, Cozumel, Mérida and Minatitlan Airports, the expansion of the terminal buildings in the Villahermosa and Huatulco Airports, and the rehabilitation, shooting and platform and replacement of passenger boarding bridge in the Cancún airport.  In 2011, we spent Ps 832.1 million on capital expenditures, principally for repairs to the runways in the Villahermosa, Veracruz and Oaxaca Airports, and improvement projects related to the separation of passenger flows, as well as remodeling of Terminal 2 in Cancún airport.

We currently intend to fund the investments and working capital required by our business strategy through cash flow from operations and from the indebtedness described above.  We may continue to incur debt to finance all or a portion of these investments in the future.

Critical Accounting Policies

The preparation of our financial statements requires that we make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses generated during the reporting period.  There can be no assurance that actual results will not differ from those estimates and assumptions.  The impact and any associated risks related to such policies on our business operations are addressed where such policies affect our reported and expected financial results throughout our discussion of our results of operations.  Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment.  Our most critical accounting policies are described briefly below.  For a detailed discussion of the application of these and other accounting policies, see Notes 3 and 5 of our financial statements.

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

Valuation of Airport Concessions

We periodically review the carrying value of our airport concessions.  This review is based on our projections of anticipated discounted future cash flows over the life of our assets or concessions, as appropriate.  Since our airport concessions expire in 2048, significant management judgment is required to estimate these future cash flows.  While we believe that our estimates of future cash flows are reasonable, different assumptions about such cash flows could materially affect our evaluations including assumptions concerning passenger traffic, changes in rates, inflation and operating costs.  Additionally, in analyzing the carrying value of our airport concessions, we compare the aggregate carrying value of all nine of our airport concessions to the net cash flows derived from all of the airports, as we are not permitted to dispose of or cease operating any individual airport.  The aggregate net cash flows from all of our airports exceeds the carrying value of the airport concessions.  Accordingly, because we analyze our valuation estimates on an aggregate level, we have not recognized any impairment loss in the carrying value of an individual airport concession where the carrying value of the individual airport concession exceeds the net cash flows of that airport.

Deferred Income Tax, IETU, Asset Tax and Dividend Tax

Our income tax expense, asset tax, IETU are comprised of current expenses and deferred expenses.  Deferred income tax and IETU represent the tax effects of temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our airport concessions and from non-balance sheet items such as tax loss carry-forwards and credits.  These temporary differences and tax loss carry-forwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding difference between the beginning and year-end balances of the recognized deferred tax assets and liabilities is recorded in earnings. Asset tax is a minimum tax that is calculated as 1.25% of the average tax value of virtually all of our assets.  In 2007, we were subject to the asset tax, which may be recovered through deductions over the following ten years of up to 10% each year of the total asset tax credit carry-forward at December 31, 2007, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three previous years.  The asset tax carry-forward may be adjusted for changes in the National Consumer Price Index.  The asset tax was eliminated in 2008 in favor of the IETU.

Deferred income and IETU assets, dividend tax and recoverable asset tax are not subject to valuation allowances if we estimate that it is more likely than not that the assets will be realized. We have analyzed each airport on an individual basis and have recognized valuation allowances against the respective deferred tax assets for some of our airport subsidiaries where the level of taxable income necessary to support the recoverability of such assets is not expected in the near future. We have not recognized valuation allowances against tax loss carry-forwards generated by our other airport subsidiaries, whereby taxable profits are expected, because each is taxed on an individual basis and under current tax law these tax carry-forwards can be carried forward through the term of the airport concessions or a period of ten years. As our airport concessions expire in 2048, significant management judgment is applied in the determination of the tax projections.  Such tax projections take into consideration a number of factors, including the number of passengers we anticipate in our airports, future operation rates, operation costs, and inflation.  There can be no assurance that actual results will be as projected.

Contingent Liabilities

We are a party to a number of legal proceedings.  Under IFRS, liabilities are recognized in the financial statements when a loss is both estimable and probable.  If the loss is neither probable nor estimable or if the likelihood of a loss is remote, no amounts are recognized in the financial statements.  Based on legal advice we have received from our Mexican counsel and other information available to us, we have not recognized any losses in the financial statements as a result of these proceedings.

Recently Issued Accounting Standards

In October 2010, IASB amended IFRS 7, “Financial Instruments: Disclosures.”  The standard modifies the disclosures that are required so that the users of the financial statements can assess the risk exposure related with the transfers of financial assets and the effect of these risks on the financial situation of the entity. This amendment became effective on January 1, 2013. This guidance is not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

In June 2011, IASB amended IAS 1, “Presentation of the Financial Statements.” The main change that resulted from this amendment is the requirement of grouping the items presented in other comprehensive income based on whether they are potentially re-classifiable in the income of the subsequent year. The amendments do not address which items are presented in other comprehensive income. This amendment became effective on January 1, 2013. This guidance is not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

IFRS 9, “Financial Instruments” was issued on November 2009 and covered the requirements for the classification and measurement of financial assets. The requirements for the financial liabilities were included as part of IFRS 9 on October 2010. Most of the requirements for financial liabilities were taken from IAS 39 without any additional changes. However, some modifications were made to the fair value option for financial liabilities in order to include the credit risk. In December 2011, IASB amended IFRS 9 to require its application for the annual periods that begin on or subsequent to January 1, 2015.  This guidance is not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

On May 2011, IASB issued IFRS 10, “Consolidated Financial Statements.” This standard indicates the principles for the presentation and preparation of the consolidated financial statements when an entity controls one or more entities.  IFRS 10 defines the principle of control and establishes that control is the basis to determine the entities that will be consolidated in the financial statements. The standard also includes the accounting requirements for the preparation of the consolidated financial statements, as well as the requirements for the application of the control principle. IFRS 10 replaced IAS 27, “Consolidated and Separated Financial Statements” and SIC 12, “Consolidation — Special Purpose Entities.” This amendment became effective in January 1, 2013.  This guidance is not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

On May, 2011, IASB issued IFRS 11, “Joint Ventures”. IFRS 11 classifies joint ventures in two types: joint operations and joint businesses. The entity determines the type of joint venture in which it participates when considering its rights and obligations. Under a joint operation, the assets, liabilities, income and expenses are recognized proportionately depending on the venture. In a joint business, an investment is recognized and is recorded through the equity method. The proportional consolidation of joint businesses is not allowed. IFRS 11 became effective in January 1, 2013. This guidance is not expected to have a material impact on our consolidated financial statements or financial statement disclosures. This guidance is not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

IASB issued IFRS 12, “Disclosure of Interests in Other Entities” on May, 2011. IFRS 12 requires the entity to disclose information that allows the assessment of the nature and risks related with its interests in other entities, such as joint ventures, associates, and special purpose entities. This standard became effective on January 1, 2013.  This guidance is not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

On May, 2011,  IASB issued IFRS 13, “Measurement of Fair Value.” The objective of IFRS 13 is to provide an accurate definition of fair value and become the sole source for how to measurement and disclose the fair value of items when it is required or allowed by other IFRS.  IFRS 13 became effective on January 1, 2013. This guidance is not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

On June 2011, IASB amended IAS 19, “Employee Benefits”. The amendments eliminate the corridor method and indicate the computation of the financial expenses must be done on a net basis. This amendment became effective on January 1, 2013.  This guidance is not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

On May, 2011 IASB amended IAS 28 under a new title “Investments in Associates and Joint Ventures.” The new standard includes the requirements that joint ventures and associates, be recognized in accordance with the equity method. This standard became effective in January 1, 2013. This guidance is not expected to have a material impact on our consolidated financial statements or financial statement disclosures.

Off-balance sheet arrangements

We are not party to any off-balance sheet arrangements, nor have we been involved in any such transactions in the past.

Tabular disclosure of contractual obligations

The following table summarizes our material contractual obligations as of December 31, 2012.

	Payments due by period
	(millions of nominal pesos)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Master Development Plans(1)	4,623.3	621.1	1,376.9	1,942.3	683.0
Technical Assistance Agreement(2)	176.6	35.4	70.6	70.6	—
Bank Loans	314.9	281.6	33.3	—	—
Operating Leases	11.3	3.8	7.5	—	—
Concession Fees(3)	—	—	—	—	—
Swaps(4)	—	—	—	—	—
Total	5,126.1	941.9	1,488.3	2,012.9	683.0

(1)         As of December 31, 2012, based on the Mexican Construction Price Index.  The master development plans, which contain the investment commitments for our airports have been approved for each year through December 31, 2013.  The plans also contain indicative investments for calendar years 2014 through 2023, but these amounts are not binding on us.

(2)         Reflects fixed minimum amount due under the Technical Assistance Agreement.  Actual amount to be paid in any year may be higher because technical assistance fees are calculated as the greater of U.S.$2.0 million adjusted annually for inflation against the U.S. consumer price index (subject to certain adjustments) and 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with IFRS and calculated prior to deducting the technical assistance fee).

(3)         Actual amount to be paid in any year is 5% of gross annual revenues.

(4)         Actual amount to be paid in any year varies with changes in interest rates.

Item 6.                   Directors, Senior Management and Employees

Directors

Our board of directors is responsible for the management of our business.  Pursuant to our bylaws, the board of directors must consist of an uneven number of directors determined at an ordinary general meeting of stockholders and is required to have at least seven, but not more than twenty-one, members.  Currently, the board of directors consists of nine directors, each of whom is elected or ratified at the annual stockholders’ meeting for a term of one year or until a successor has been appointed.

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

The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name	Title	Director Since
Fernando Chico Pardo(1)	Director and Chairman	April 28, 2005
Ricardo Guajardo Touché(3)	Director	February 28, 2001
Francisco Garza Zambrano(3)	Director	February 28, 2001
Guillermo Ortiz Martínez(3)	Director	April 26, 2010
Roberto Servitje Sendra(3)	Director	April 25, 2008
José Antonio Pérez Anton(2)(5)	Director	April 27, 2012
Aurelio Pérez Anton(4)	Director	April 27, 2007
Rasmus Christiansen(3)	Director	April 27, 2007
Luis Chico Pardo(4)	Director	April 25, 2008

(1) Elected by ITA as holder of Series BB shares, with Federico Chávez Peón Mijares as Alternate.

(2) Elected by ITA as holder of Series BB shares, with Luis Fernando Lozano Bonfil as Alternate.

(3) Independent Director

(4) On April 27, 2012, Aurelio Perez Anton and Luis Chico Pardo were elected as members of the Board of Directors, representing the Series B shares.

(5) On April 27, 2012, Jose Antonio Perez Anton was elected as a member of the Board of Directors, representing the Series BB Shares.

Fernando Chico Pardo.  Mr. Chico Pardo is a member of our board of directors and Chairman of the Board since April 28, 2005. He was our Chief Executive Officer from January 19, 2007 until June 1, 2011. He is the founder and President of Promecap, S.C. since 1997. Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York) and the Latin America Representative for Mocatta Metals Corporation and the Mexico Representative for Standard Chartered Bank (London).  Mr. Chico Pardo has also been on the boards of directors of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México and Grupo Posadas de México. He is 61 years old.  Mr. Chico Pardo was appointed by ITA.

Ricardo Guajardo Touché.  Mr. Guajardo is a member of our board of directors.  He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and General Director of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and General Director of Grupo Vamsa since 1989.  He has served on the board of directors of Grupo Bimbo, Almacenes Coppel, Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), Fomento Economico Mexicano (FEMSA), Transportacion Maritima Mexicana (TMM), Alfa and El Puerto de Liverpool.  He is 64 years old.  Mr. Guajardo is an independent director.

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

Roberto Servitje Sendra.  Mr. Servitje is a member of our board of directors. He has been the Deputy Chief Executive Officer of Grupo Bimbo (1969), as well as the  company’s Chief Executive Officer (1978) and the Executive President (1990).  He is currently Chairman of the Grupo Bimbo’s board of directors (since 1994).  He is also currently a member of the advisory boards of Chrysler Mexico, Grupo Altex, the School of Banking and Commerce and the Hermann International Memorial.  He is 85 years old. Mr. Servitje is an independent director.

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

Jose Antonio Pérez Anton.  Mr. Pérez Antón has been Chief Executive Officer of Grupo ADO since 2006 and a member of the board of directors of Grupo ADO since 2005. He has worked for ADO since 1996. Mr Pérez Antón  is also currently the Vice President of the Cámara Nacional del Autotransporte de Pasaje y Turismo (the Mexican National Chamber of Intercity and Tourism Transportation, or “CANAPAT”), and is a Councillor at ITI (the Intermodal Transportation Institute, based in Denver). He is 40 years old.

Aurelio Pérez Alonso.  Mr. Pérez Alonso has been Deputy Chief Executive Officer of Grupo ADO since 2006 and a member of the board of directors of Grupo ADO since 2005. Before joining the Group in 1998, Mr. Pérez Alonso was a consultant for Arthur Andersen and he is currently a member of the Board of Directors of CANAPAT. He is 41 years old.

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

Adolfo Castro Rivas.   Mr. Castro was appointed as our Chief Executive Officer in June 2011. Mr. Castro has been our Director of Finance (Chief Financial Officer) since January 2000.  Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V.  Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. and an auditor and consultant with Coopers & Lybrand.  Mr.  Castro is also member of the board of directors of Red de Carreteras de Occidente, S.A.B. de C.V.  He is 49 years old.

Carlos Trueba Coll.   Mr. Trueba has been the Director of Cancún International Airport since March 1, 2010.  Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004), He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares.  Mr. Trueba is currently seconded to our joint venture, Aerostar, where he is serving as Acting Chief Operating Officer.  He is 50 years old.

Hector Navarrete Muñoz.   Mr. Navarrete is the Regional Director of Airports.  Previously, Mr. Navarrete was the Administrator of the Mérida International Airport, Director of the Board of Culture and Tourism of the State of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security.  He is 56 years old.

Claudio Gongora Morales.   Mr. Gongora has been General Counsel since April 25, 2001.  Previously, he was Sub-Director of ASUR (starting on April 19, 1999).  Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compania Exploradora del Istmo, S.A. de C.V.  He has been Legal Sub-Director of Comision de Fomento Minero, Legal Chief Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd.  He is 61 years old.

Manuel Gutierrez Sola.   Mr. Gutierrez has been our Chief Commercial Officer since August 7, 2003.  Previously, since October 31, 2002, Mr. Gutierrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of ASUR’s commercial strategy.  Before that, he was our Concessions Manager since December 2000.  Prior to joining ASUR, Mr. Gutierrez was Chief Operations Officer of G. Accion S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V.  He is 50 years old.

Agustín Arellano Rodríguez.   Mr. Arellano was appointed as our Chief Infrastructure and Regulations Officer in January 2010.  Prior to joining ASUR, Mr. Arellano held a series of positions within the Mexican Air Traffic Control Service, SENEAM, including Technical Director and General Director.  He has also been a member of the Boards of Directors of Aeropuertos y Servicios Auxiliares, the Mexican state-owned airport operator and Mexico City International Airport.  Mr. Arellano is currently seconded to our joint venture, Aerostar, where he is serving as Chief Executive Officer.  He is 56 years old.

Share Ownership of Directors and Senior Management

With the exception of Fernando Chico Pardo (see “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders”), Luis Chico Pardo and Francisco Garza Zambrano, directors and senior management do not own shares of ASUR.  There are no compensation arrangements under which employees may acquire capital stock of ASUR.

Compensation of Directors and Senior Management

Directors received Ps.5.5 million in aggregate compensation for the year ended December 31, 2012.  We paid an aggregate amount of approximately Ps.27.1 million for the services of our executive officers, which included payments to Promecap, S.C. to pay for the services of Fernando Chico Pardo.

No amount has been set aside by ASUR or its subsidiaries for pension, retirement or similar benefits.

Committees

Our bylaws provide for four committees to assist the board of directors with the management of our business: an Operating Committee, an Audit Committee, an Acquisitions and Contracts Committee and a Nominations and Compensation Committee.

The Operating Committee, which is composed of four members, is responsible for proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development plans of our subsidiary concession holders, our dividend policy and investments of less than U.S.$2.0 million that are not provided for in our annual budget.  The board of directors appoints all the members of the Operating Committee.  Board members elected by the holders of Series BB shares have the right to appoint two of the committee members and to appoint the chairman, who has a deciding vote in case of a tie.  The consent of the Series BB directors is also required to select the members of the Operating Committee that are not members of our board or officers of our company.  The current members of the Operating Committee are Fernando Chico Pardo (Chairman), Rasmus Christiansen, Ricardo Guajardo Touché and Luis Chico Pardo.  A secretary has also been appointed who is not a member of the committee.

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

The Nominations and Compensation Committee was formed on October 12, 1999.  The duties of the committee include the proposal to the general shareholders’ meeting of candidates for election to the board of directors and proposal to the board of directors of candidates for appointment as executive officers, as well as proposals to the general shareholders’ meeting regarding the removal and compensation of directors and officers.  Our bylaws provide that a stockholders’ meeting will determine the number (which must be an odd number) of members of the committee.  The holders of the Series B and Series BB shares, acting as a class, are each entitled to name one member of the Nominations and Compensation Committee.  The remaining members of the committee are to be named by these two initial members.  Members of the committee each have a term of one year.  At each annual shareholders’ meeting after a public offering of our shares, the Nominations and Compensation Committee is required to present a list of at least seven candidates for election as directors for the vote of the Series B stockholders.  At an ordinary stockholders’ meeting held February 28, 2001, our stockholders resolved that the Nominations and Compensation Committee be comprised of three members.  The current members of the Nominations and Compensation Committee are Fernando Chico Pardo (Chairman), José Antonio Pérez Anton and Roberto Servitje Sendra.

Employees

The following table sets forth the number of employees in various positions as of the end of 2010, 2011 and 2012.

	As of December 31,
	2010	2011	2012
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	131	131	132
Cancún Airport	189	195	195
Cozumel Airport	26	26	26
Huatulco Airport	19	20	20
Mérida Airport	48	50	50
Minatitlán Airport	19	18	18
Oaxaca Airport	22	22	22
Tapachula Airport	23	22	22
Veracruz Airport	30	31	31
Villahermosa Airport	28	28	28
Total Administrative Employees	535	543	544

	As of December 31,
	2010	2011	2012
Unionized Employees(2)
Cancún Airport	122	120	120
Cozumel Airport	35	36	36
Huatulco Airport	20	20	20
Mérida Airport	45	45	45
Minatitlán Airport	16	17	17
Oaxaca Airport	22	22	22
Tapachula Airport	24	24	24
Veracruz Airport	27	27	27
Villahermosa Airport	39	30	30
Total Union Employees	350	341	341

(1)         In April 2008, we transferred all of the non-unionized administrative employees employed by our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary.

(2)         In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V., a wholly-owned subsidiary.

As of December 31, 2010, 2011 and 2012, we had approximately 875, 884 and 885 employees, respectively.

In addition, services relating to commercial operations and certain airport operations are provided by third parties, using their own personnel.  As of December 31, 2012 there were approximately 132 employees providing such services.  A significant portion of the services rendered in our airports is provided by personnel employed by third parties.

Approximately 38.3% of our employees on December 31, 2012 were members of labor unions.

All of our unionized airport personnel are employed by RH Asur, S.A. de C.V, and all of our non-unionized airport employees are employed by Servicios Aeroportuarios del Sureste, S.A. de C.V.  RH ASUR, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V. are wholly-owned subsidiaries that provide us with administrative and personnel services.

All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers.  As of April 2008, the labor relations with our employees in our airport operating subsidiaries are governed by one collective labor agreement that is negotiated by the local chapter of the union.  Under applicable Mexican labor law, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years.  The last agreement was entered into on November 20, 2012.  We believe that our relations with our employees are good.

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

ASUR Files Registration Statement with U.S. Securities and Exchange Commission for Secondary Equity Offering

On August 3, 2010, we filed a shelf registration statement with the U.S. Securities and Exchange Commission, which permits us or selling stockholders to offer, from time to time, Series B shares, directly or in the form of ADSs. On August 17, 2010, JMEX B.V., which held approximately 16.1% of our capital stock, disposed of 100% of its holdings or 47,974,228 Series B shares in an underwritten public offering at a price of U.S.$4.5 per Series B Share.

Capital Stock Structure

The following table sets forth the current ownership of outstanding shares as of March 15, 2013, to the extent of our knowledge.

	Number of Shares		Percentage of total share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
Agrupación Aeroportuaria Internacional III, S.A. de C.V.(1)(2)(4)	16,378,297	—	5.46%	—
ITA, through Bancomext (1)(2)(3)(4)(7)	—	22,950,000	—	7.65%
Servicios Estrategia Patrimonial, S.A. de C.V.(1)(2)(3)(4)(5)	21,368,000	—	7.12%	—
Aberdeen Asset Management(1)(6)	74,097,340	—	24.70%	—
Corporativo Galajafe, S.A. de C.V.(7)	37,746,290	—	12.58%	—
Other Public(1)	127,460,073	—	42.49%	—

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

(6)      Composed of 7,409,734 ADSs.

(7)      Grupo ADO, S.A. de C.V. owns indirectly (a) 49% of ITA and (b) 99% of Corporativo Galajafe, which owns 37,746,290 of our Series “B” shares.

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

Related Party Transactions

General

As of December 31, 2011 and 2012, the accounts pending payment with related parties are as follows:

	At December 31,
	2011		2012
	(millions of pesos)
Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S. A. de C. V.(2)	31.6		35.8
Promecap, S. C.(1)	—		—
Lava Tap de Chiapas, S. A. de C. V.(1)	0.5		0.3
Telefonos de México, S. A. de C. V.(1)	—		—
Autobuses de Oriente, S.A. de C.V(2)	0.1		—
Total Accounts Payable	32.2		36.1
Net Receivable	Ps.	32.2	Ps.	36.1

(1)         Affiliate of key management personnel

(2)         Shareholder

During the years ending December 31, 2011 and 2012, the following transactions with related parties were carried out:

Year Ended December 31,
2011	2012
(millions of pesos)
Commercial revenues	Ps.	—	Ps.	7.4
Technical assistance	(130.4)	(154.4)
Administrative services	(4.3)	6.4
Leases	(3.2)	(3.1)
Cleaning services	(10.6)	(7.3)
Investment (transport equipment)	(0.4)	—
Others	(0.4)	(0.3)

On February 22, 2013, our Cancún airport subsidiary made a subordinated shareholder loan to Aerostar in a principal amount of U.S.$100.0 million to fund a portion of the leasehold fee Aerostar had to pay under the Lease to operate the LMM Airport.  The loan bears interest equal to three month LIBOR plus 2.10%.  Aerostar must make interest payments every six months, provided that Aerostar’s senior indebtedness instruments permit it to make such payments and Aerostar has sufficient working capital.  Under Aerostar’s current senior indebtedness, Aerostar is not permitted to make payments under the subordinated shareholder loan while its capital expenditure and revolving credit facilities are outstanding.  These facilities mature on March 21, 2016.

Arrangements with ITA

The rules for the sale of the Series BB shares required ITA, ASUR and the Ministry of Communications and Transportation to enter into a participation agreement, which established the framework for the option agreement, the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.

Pursuant to the technical assistance agreement and the participation agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us.  Although Copenhagen Airports ceased to be a shareholder in October 2010, and after the consummation of the sale of a company that owns 49% of ITA to Grupo ADO, the technical assistance agreement continues in force and will remain in force.  These agreements entitle ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our board of directors.  These agreements also grant us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement.  The technical assistance agreement has a fifteen-year term and is automatically renewed for additional five-year terms, unless one party provides notice of its intent not to renew within a specified period.  We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with IFRS and calculated prior to deducting the technical assistance fee under this agreement).  The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process.  This process is described in “Item 6.  Directors, Senior Management and Employees—Committees.”  In 2011 and 2012 we recognized expenses of U.S.$ 7.3 million and U.S.$ 9.3 million respectively, pursuant to the technical assistance agreement plus additional expenses owed to ITA of approximately U.S.$ 0.1 million and U.S.$ 0.005 million, respectively.

Arrangements with Entities Controlled by Fernando Chico Pardo

We rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.

Compensation to Directors and Officers

In 2011 we provided Ps.23.8 million in compensation to key management personnel and Ps.5.4 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2012 we provided Ps.27.1 million in compensation to key management personnel and Ps.5.5 million in compensation to the Board of Directors and the committees of the Board of Directors.

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

At present, two labor-law claims have been filed against us mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects. We are currently pursuing judicial remedies and no ruling has been handed down at the date of this report. The total amount of these claims is approximately Ps.2.0 million. At December 31, 2012, we have not established a provision for this item.

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

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends is determined under IFRS.  The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., is Ps.412.9 million (which includes the required allocation corresponding to year 2011 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Dividends paid to non-resident holders with respect to our Series B shares and ADSs are not subject to Mexican withholding tax.  Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor of 1.4286 thereafter.  Corporate tax rates of 30% in 2011 and 2012 are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid.

In the case of dividends paid in 2012, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years.  Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2012, we had Ps.3.2 billion of distributable earnings, Ps.449.2 million of which were not subject to corporate income tax.

At the general stockholders’ meeting on April 27, 2012, our stockholders approved an increase in the legal reserve of the Company by Ps.79.6 million from the accumulated net profits for the year ended December 31, 2011.  In that same meeting, our stockholders also approved the payment of an ordinary cash dividend from accumulated and retained earnings in the amount of Ps.1.08 billion or Ps.3.60 per share for each outstanding series B or BB share.  This dividend was payable as of May 17, 2012.  At the general stockholders’ meeting on April 27, 2011, our stockholders approved the payment of a net cash ordinary dividend after income tax of Ps.900 million or Ps.3.0 per share for each outstanding Series B or BB share.  This dividend was payable as of May 17, 2011.

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

The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars over the five most recent financial years is as follows:

Years ended	U.S.$ per ADR(1)		Pesos per Series B Share
December 31,	Low	High	Low	High

2008	24.96	63.54	33.75	68.30

2009	24.55	56.27	36.11	75.00

2010	41.53	58.07	53.69	73.15

2011
First Quarter	52.28	58.77	63.31	69.99
Second Quarter	58.94	60.11	68.17	69.25
Third Quarter	49.72	59.62	68.86	70.85
Fourth Quarter	55.94	57.60	76.68	78.00

2012
First Quarter	57.03	71.76	77.83	91.06
Second Quarter	68.35	82.25	90.00	106.94
Third Quarter	77.48	91.10	103.3	120.72
Fourth Quarter	89.53	115.66	115.41	147.74

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
October 2012	89.53	101.03	115.41	131.29
November 2012	96.85	104.95	128.07	137.31
December 2012	101.89	115.66	132.37	147.74
January 2013	117.17	122.40	146.40	154.90
February 2013	118.50	131.87	150.60	168.39
March 2013	130.70	137.42	163.16	171.51

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

As of December 31, 2012, 128 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2012, the ten most actively traded equity issues (excluding banks) represented approximately 58.6% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in Mexico.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of March 31, 2013:

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

Voting Rights and Stockholders’ Meetings

Each Series B share and Series BB share entitles the holder to one vote at any general meeting of our stockholders.  Holders of Series BB shares are entitled to elect two members of our board of directors and holders of Series B shares are entitled to name the remaining members of the board of directors. Our bylaws provide that our board of directors will have such odd number of members as determined by the stockholders’ meeting, which number shall not be less than seven and shall be subject to the maximum limit set forth by the Mexican Ley del Mercado de Valores (Mexican Securities Market Law). Currently, our board of directors consists of nine members.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the Series B shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) (A) the Series B shares or ADSs are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2011and 2012 taxable year.  Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2013 taxable year, although there can be no assurance in this regard.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the peso relative to the U.S. dollar.  Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month.  In 2011 and 2012, approximately 27.9% and 28.6% respectively, of our consolidated revenues were derived from passenger charges for international passengers.  In addition, a substantial portion of our contracts with commercial services are denominated in U.S. dollars.  In 2011 and 2012 approximately 27.9% and 33.6% respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars.  Substantially all of our other revenues are denominated in pesos.  We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment).  Based on a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2012, we estimate that our revenues would have increased by Ps.315.2 million.

As of December 31, 2011 and 2012, 13.9% and 10.0% respectively, of our cash and cash equivalents were denominated in dollars.  Based on a 10% depreciation of the peso compared to the U.S. dollar as of December 31, 2012, we estimate that the value of our cash and cash equivalents would have increased by Ps.42.0 million.

We did not have any foreign currency indebtedness at December 31, 2011 and 2012.  In the event that we incur foreign currency denominated indebtedness in the future, decreases in the value of the peso relative to the dollar will increase the cost in pesos of servicing such indebtedness.

As of December 31, 2011 and 2012, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

We depend upon bank credit facilities to partially finance our operations.  These transactions expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in the relevant base rates (the banks charge interest at a rate based on the Tasa de Interés Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.75% to 2.00%) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  All of our interest rate swap agreements expired in 2012.  For more information regarding our economic hedging transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

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

Fees and Expenses

ADS holders must pay (1) taxes and other governmental charges the depositary or the custodian have to pay on any ADS or Series B share underlying an ADS; (2) registration or transfer fees for transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares; (3) certain cable, telex and facsimile transmission expenses; (4) expenses of the depositary in converting foreign currency to U.S. dollars; (5) U.S.$5.0 (or less) per 100 ADSs (or portion of 100 ADSs) for the execution and delivery or surrender of ADRs pursuant to the deposit agreement, including if the deposit agreement terminates; (6) (to the extent permitted by the rules of any stock exchange on which ADSs are listed for trading) a fee of U.S.$0.02 or less per ADS for any distribution of proceeds of sales of securities or rights (but not for cash distributions); (7) with respect to distributions of property other than cash, shares or rights to purchase shares, a fee equivalent to the fee that would be payable if such property had been deposited for issuance of ADSs; and (8) any other charges.

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

Fees payable by the depositary

From January 1, 2012 through December 31, 2012, the depositary reimbursed or otherwise paid us U.S.$72,000 in compensation in connection with the ADS program.  Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), and legal fees.

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

Item 14.                                                  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                                                  Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2012 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  We conducted an assessment of the effectiveness as of December 31, 2012 of our internal controls over financial reporting using the criteria set for in the “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, as stated in the report attached included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.                                         Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2011 and 2012:

	Year ended December 31,
	2011		2012
	(thousands of nominal pesos)
Audit fees	11,573		11,937
Audit-related fees	1,760		—
Total fees	Ps.	13,333	Ps.	11,937

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

2011	(a) Total number of shares purchased(1)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31			—	—
June 1-30			—	—
July 1-31			—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2011 Total			—	—

2012
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2012 Total	—	—	—	—

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

The duties of our Audit Committee include, among others, the following:

•                       overseeing of our internal auditing and controls systems,

•                       appointing and removing, and supervising our external auditor and establishing the scope of the external

NYSE Standards	Our Corporate Governance Practice

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

NYSE Standards	Our Corporate Governance Practice

other officers/employees.

Item 16H.                                        Mine Safety Disclosure

Not applicable.

PART III

Item 17.                                                  Financial Statements

Not applicable.

Item 18.                                                  Financial Statements

See pages F-1 through F-7.  The following is an index to the financial statements:

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

2.2

Credit and Guaranty Agreement, dated as of February 15, 2013, among Aeropuerto de Cancún, S.A. de C.V., Grupo Aeroportuario del Sureste, S.A.B. de C.V., the several Lenders from time to time party thereto and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as administrative agent for the Lenders.

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

Dated:  April 12, 2013

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Grupo Aeroportuario del Sureste, S. A. B. de C. V., and its subsidiaries

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries (the “Company”) at December 31, 2012, December 31, 2011 and January 1, 2011, and the results of  their operations and their cash flows for the two years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers, S. C.

Mexico City, Mexico

April 9, 2013

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Financial Position

December 31, 2012, 2011 and January 1, 2011

(Thousands of Mexican pesos)

	December 31,		January 1
	2012	2011	2011
ASSETS

CURRENT ASSESTS:
Cash and cash equivalents (Note 6)	$2,265,427	$1,638,661	$1,534,805
Accounts receivable - Net (Note 7)	444,238	462,102	389,960
Recoverable taxes (Note 18)	370,001	692,784	720,524
Other assets	85,117	74,524	99,391

Total current assets	3,164,783	2,868,071	2,744,680

NON-CURRENT ASSETS:
Land, furniture and equipment - Net (Note 8)	314,634	306,504	305,629
Intangible assets, airport concessions - Net (Note 9)	15,629,821	15,423,708	14,954,682

Total assets	$19,109,238	$18,598,283	$18,004,991

LIABILITIES AND EQUITY

CURRENTLIABILITIES:
Bank loans (Note 12)	$281,612	$374,640	$243,102
Income taxes payable	45,135	27,932	24,710
Accounts payable and accrued expenses (Note 10)	368,233	358,141	247,188

Total current liabilities	694,980	760,713	515,000

NON-CURRENT LIABILITIES:
Bank loans (Note 12)	33,333	321,950	647,503
Deferred income tax (Note 18)	1,499,707	1,385,685	1,461,089
Deferred flat tax (Note 18)	404,137	648,685	591,835
Employees’ benefits	6,086	4,619	3,982

Total liabilities	2,638,243	3,121,652	3,219,409

EQUITY (Note 14):
Capital stock	7,767,276	7,767,276	7,767,276
Capital reserves	2,267,428	1,011,299	942,215
Retained earnings	6,436,291	6,698,056	6,076,091

Owners of the parent	16,470,995	15,476,631	14,785,582
Non-controlling equity	0	0	0

Total equity	16,470,995	15,476,631	14,785,582

Total liabilities and equity	$19,109,238	$18,598,283	$18,004,991

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Comprehensive Income Statements - By Expense Function

For the periods ended December 31, 2012 and 2011

(Thousands of Mexican Pesos)

	2012	2011
Continuing operations

REVENUE (Notes 3.16 and 15):
Aeronautical services	$2,849,136	$2,498,344
Non-aeronautical services	1,607,585	1,360,938
Construction services	663,170	714,024

Total revenue	5,119,891	4,573,306

OPERATING COSTS AND EXPENSES (Note 16):
Cost of aeronautical and non-aeronautical services	1,745,158	1,598,392
Cost of construction	663,170	714,024
Administrative expenses	181,644	168,063

Total costs and operating expenses	2,589,972	2,480,479

Operating profit	2,529,919	2,092,827

Interest income	92,075	66,727
Interest expense	(22,363)	(39,420)
Exchange (losses) gains, Net	(15,535)	20,724
Gains on valuation of financial instruments (Note 13)	601	2,661

	54,778	50,692

Income before taxes on profits	2,584,697	2,143,519

Taxes on profits (Note 18):
Asset tax	11,462	11,462
Income tax	734,447	473,401
Flat tax	(236,540)	67,522

Net income for the year	$2,075,328	$1,591,134

Net income for the year attributable to:
Owners of the parent	$2,075,328	$1,591,134
Non-controlling interests	0	0

	$2,075,328	$1,591,134
Other comprehensive income:
Actuarial gains and losses	(964)	(85)

Total comprehensive income for the year	$2,074,364	$1,591,049

Comprehensive income for the year attributable to:
Owners of the parent	$2,074,364	$1,591,049
Non-controlling interests	0	0

Total comprehensive income for the year	$2,074,364	$1,591,049

Basic and diluted earnings per share expressed in Mexican Pesos (Note 3.17)	$6.92	$5.31

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

At December 31, 2012, 2011 and January 1, 2011

(Thousands of Mexican Pesos)

			Reserve for	Reserve of		Total stockholders’
			repurchase	actuarial		equity of		Total
	Share	Legal	of treasury	earnings and	Retained	the owners of the	Non-controlling	stockholders’
	capital	reserve	stock	losses	earnings	parent	interest	equity
Balance at January 1, 2011	$7,767,276	$264,092	$678,946	$(823)	$6,076,091	$14,785,582	$0	$14,785,582

Comprehensive income:
Net profit for the year					1,591,134	1,591,134		1,591,134
Actuarial gains and losses of labor liabilities				(85)		(85)		(85)

Total comprehensive income				(85)	1,591,134	1,591,049	0	1,591,049

Transfer to legal reserve		69,169			(69,169)

Transactions with owners:
Dividends paid ($3.00 pesos per share) (Note 14)					(900,000)	(900,000)		(900,000)

Balance at December 31, 2011	7,767,276	333,261	678,946	(908)	6,698,056	15,476,631	0	15,476,631

Comprehensive income:

Net profit for the year					2,075,328	2,075,328		2,075,328
Actuarial gains and losses of labor liabilities				(964)		(964)		(964)

Total comprehensive income				(964)	2,075,328	2,074,364	0	2,074,364

Transfer to legal reserve		79,617			(79,617)
Transfers to repurchase of shares			1,177,476		(1,177,476)

Transactions with owners:
Dividends paid ($3.60 pesos per share) (Note 14)					(1,080,000)	(1,080,000)		(1,080,000)

Balance at December 31, 2012	$7,767,276	$412,878	$1,856,422	$(1,872)	$6,436,291	$16,470,995	$0	$16,470,995

The attached notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

For the periods ended on December 31, 2012 and 2011

(Thousands of Mexican Pesos)

	2012	2011
Operating activities

Income before income tax	$2,584,697	$2,143,519

Cash flows from investing activities:
Depreciation and amortization	401,545	382,740
Interest income	(92,075)	(66,727)
Employees’ benefits	810	788
Financial derivative instruments	(601)	(2,661)

Variations:
Accounts receivable	(91,130)	(72,142)
Recoverable taxes and other current assets	510,285	155,422
Income taxes paid	(548,667)	(290,696)
Income tax on dividends	13,798	(300,000)
Trade accounts payable and other liabilities	(129,418)	(34,840)

Net cash flows generated from operating activities	2,649,244	1,915,403

Investing activities

Improvements to assets under concessioned assets and acquisition of furniture and equipment	(631,083)	(757,894)
Interest income	92,075	79,098

Net cash flows used in investing activities	(539,008)	(678,796)

Financing activities

Bank loans received		50,000
Bank loans paid	(381,107)	(243,331)
Interests paid	(22,363)	(39,420)
Dividends paid	(1,080,000)	(900,000)

Net cash flows used in financing activities	(1,483,470)	(1,132,751)

Increase in cash and cash equivalents	626,766	103,856

Cash and cash equivalents at the beginning of the period	1,638,661	1,534,805

Cash and cash equivalents at the end of the period	$2,265,427	$1,638,661

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

Figures expressed in thousands of Mexican Pesos ($)

Except for number of shares, earnings per share and Exchange rates

Note 1 - General information:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. (ASUR), is a Mexican company that was incorporated in April 1998, as a wholly-owned entity of the federal public government to operate, maintain and develop nine airports in the Southeast region of Mexico.  The nine airports are located in the following cities: Cancun, Cozumel, Merida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlan.  ASUR and its subsidiaries are collectively referred to as the “Company”, “ASUR”, or the “Group”.  The Corporate Headquarters of the Company are located at Bosque de Alisos 47-A, piso 4, Col. Bosques de las Lomas, 05120 Mexico City.

In June 1998, the Ministry of Communications and Transportation (SCT) granted to ASUR’s subsidiaries the concessions to operate, maintain and develop the nine airports of the Southeast group over a period of 50 years commencing on November 1, 1998.  The term of the concessions may be extended by the parties under certain circumstances.

Notwithstanding the Company’s rights to operate, maintain and develop and, in its case, build the nine airports, pursuant to the Mexican General Law of National Assets, all the land, furniture and permanent fixed assets located in the airports are property of the Mexican federal government.  Upon expiration of the Company’s concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican federal government.

At December 31, 2012 and 2011, ASUR’s outstanding capital stock was held by the investing public (67.19%), Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) (7.65%), Servicios Estrategia Patrimonial, S. A. de C. V. (7.12%) y Agrupación Aeroportuaria  Internacional II, S. A. de C. V. (18.04%).  The shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly. See Note 23.

Note 2 - Basis for preparation:

In accordance with the amendments made to the rules for Public Companies and Other Participants in the Mexican Stock Exchange, issued by the National Banking and Securities Commission (CNBV, for its initials in Spanish) on January 27, 2009, the Company was required to prepare its 2012 financial statements, in accordance with the accounting regulatory framework of the International Financial Reporting Standards (“IFRS”).

The accompanying consolidated financial statements have been prepared in accordance with IFRS and their Interpretations (IFRIC, for its initials in English) as issued by the International Accounting Standard Board (IASB), subject to certain exemptions and transitional exceptions disclosed in Note 22.  The Company has consistently applied IFRS accounting policies used in the preparation of its opening statement of financial position at January 1, 2011 throughout all periods presented, as if these policies had always been in effect.  Note 22 discloses the impact of the transition to IFRS on the Company’s financial position and income statements, including the nature and effect of significant changes in accounting policies used in the consolidated financial statements of the Company for the year ended December 31, 2011  prepared under Mexican Financial Reporting Standards MFRS.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

2.1) Basis of measurement

The consolidated financial statements have been prepared on the historical cost  basis, except for items at fair value through profit or loss as disclosed in Note 11.  The financial statements have been prepared under the going concern basis.

2.2) Functional and reporting currency

Items included in the financial statements of each of the entities of the Group are measured in the currency of the primary economic environment in which each entity operates, that is, its “functional currency”.  The Mexican Peso is the reporting currency of the Group and the consolidated financial statements are presented in thousands of Mexican pesos.

2.3) Use of estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses.  The areas involving a higher degree of judgment or complexity, or the areas where assumptions and estimates are significant to the consolidated financial statements are described in Note 5.

Critical estimates and assumptions are reviewed regularly.  Revisions to the accounting estimates are recognized in the period in which the estimate is reviewed and in any future period affected.

Note 3 - Summary of the main accounting policies:

Following is a summary of the most significant accounting policies which have been consistently applied beginning on January 1, 2011, the transition date, in the periods presented, unless otherwise specified.

3.1) New accounting pronouncements and amendments recently issued

Following are the new pronouncements and amendments recently issued and effective beginning in January 1, 2013 or subsequent.  Management of the Company estimates that the adoption of these new standards and amendments will not have significant effects in the financial statements.

•       IFRS 7, “Financial Instruments: Disclosures”:

In October 2010, IASB amended IFRS 7, “Financial Instruments: Disclosures”.  The standard modifies the disclosures that are required so that the users of the financial statements can assess the risk exposure related with the transfers of financial assets and the effect of these risks on the financial situation of the entity.  This amendment became effective since January 1, 2013.

•       IAS 1, “Presentation of the Financial Statements”

In June 2011, IASB amended IAS 1, “Presentation of the Financial Statements”.  The main change that resulted from this amendment is the requirement of grouping the items presented in other comprehensive income based on whether they are potentially re-classifiable in the income of the year subsequently.  The amendments do not address which items are presented in other comprehensive income.  This amendment became effective in January 1, 2013.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

•       IFRS 9, “Financial Instruments”

IFRS 9, “Financial Instruments” was issued in November 2009 and covered the requirements for the classification and measurement of financial assets.  The requirements for the financial liabilities were included as part of IFRS 9 in October 2010.  Most of the requirements for financial liabilities were taken from IAS 39 without any additional changes. However, some modifications were made to the  fair value option for financial liabilities in order to include the credit risk.  In December 2011, IASB amended IFRS 9 to require its application for the annual periods that begin on or subsequent to January 1, 2015.

•       IFRS 10, “Consolidated Financial Statements”

In May 2011, IASB issued IFRS 10, “Consolidated Financial Statements”.  This standard indicates the principles for the presentation and preparation of the consolidated financial statements when an entity controls one or more entities.  IFRS 10 defines the principle of control and establishes the control as the basis to determine the entities that will be consolidated in the financial statements.  The standard also includes the accounting requirements for the preparation of the consolidated financial statements, as well as the requirements for the application of the control principle. IFRS 10 replaces IAS 27, “Consolidated and Separated Financial Statements” and SIC 12, “Consolidation - Special Purpose Entities”.  This amendment became effective in January 1, 2013.

•       IFRS 11, “Joint Ventures”

In May, 2011, IASB issued  IFRS 11, “Joint Ventures”. IFRS 11 classifies joint ventures in two types: joint operations and joint businesses.  The entity determines the type of joint venture in which it participates when considering its rights and obligations.  Under a joint operation, the assets, liabilities, income and expenses are recognized proportionately depending on the venture.  In a joint business, an investment is recognized and is recorded through the equity method.  The proportional consolidation of joint businesses is not allowed. IFRS 11 became effective in January 1, 2013.

•       IFRS 12, “Disclosure of Interests in Other Entities”

IASB issued IFRS 12, “Disclosure of Interests in Other Entities” in May, 2011. IFRS 12 requires the entity to disclose information that allows the assessment of the nature and risks related with its interests in other entities, such as joint ventures, associates, and special purpose entities.  This standard became effective in January 1, 2013.

•       IFRS 13, “Measurement of Fair Value”

In May, 2011, IASB issued IFRS 13, “Measurement of Fair Value”.  The objective of IFRS 13 is to provide an accurate definition of the fair value and become the sole source for the measurement and disclosure of fair value requirements when it is required or allowed by other IFRS.  IFRS 13 became effective in January 1, 2013.

•       IAS 19, “Employee Benefits”

In June 2011, IASB amended IAS 19, “Employee Benefits”.  The amendments eliminate the corridor method and indicate the computation of the financial expenses on a net basis.  This amendment became effective in January 1, 2013.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

•       IAS 28, “Investments in Associates and Joint Ventures”

In May, 2011 IASB amended IAS 28 under a new title “Investments in Associates and Joint Ventures”. The new standard includes the requirements for joint ventures and associates, for their recognition in accordance with the equity method.  This standard became effective in January 1, 2013.

3.2) Consolidation

The consolidated Subsidiaries of the Company, for which there is shareholding at December 31, 2012 and 2011 and January 1, 2011, are as follows:

Ownership interest (%)
Aeropuerto de Cancún, S. A. de C. V.	100.00%
Aeropuerto de Cozumel, S. A. de C. V.	100.00%
Aeropuerto de Mérida, S. A. de C. V.	100.00%
Aeropuerto de Huatulco, S. A. de C. V.	100.00%
Aeropuerto de Oaxaca, S. A. de C. V.	100.00%
Aeropuerto de Veracruz, S. A. de C. V.	100.00%
Aeropuerto de Villahermosa, S. A. de C. V.	100.00%
Aeropuerto de Tapachula, S. A. de C. V.	100.00%
Aeropuerto de Minatitlán, S. A. de C. V.	100.00%
RH Asur, S. A. de C. V.	100.00%
Servicios Aeroportuarios del Sureste, S. A. de C. V.	100.00%
Caribbean Logistics, S. A. de C. V.	100.00%
Asur FBO, S. A. de C. V.	100.00%
Cancún Airport Services, S. A. de C. V.	100.00%
Cargo RF., S. A. de C. V.	100.00%

(a) Subsidiaries

The subsidiaries are entities in which the Company has control of financial and operating policies, generally accompanied by control of more than half of the voting rights.  The existence and effect of potential or convertible voting rights to be exercised are considered when assessing whether the Company controls another entity.

The financial statements of subsidiaries are incorporated in the consolidated financial statements from the date on which control is acquired to the termination date thereof.  Inter-company transactions, balances and unrealized gains on transactions between group companies were eliminated.  Unrealized losses are also eliminated.  The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Company.

(b) Changes in the interests of subsidiaries without loss of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as transactions in equity, that is, as transactions with shareholders in their capacity as owners.  The difference between the fair value of the consideration paid and the interest acquired in the carrying value of the net assets of the subsidiary is recorded in equity.  Gains or losses on the sale of non-controlling interests are also recorded in equity.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

(c) Disposal of subsidiaries

When the Group loses control of one entity, any retained interest in the entity is measured at fair value, recognizing the effect in profit and loss.  Subsequently, the fair value is the initial carrying amount for purposes of determining the retained interest as an associate, joint venture or financial asset, as appropriate.  Also, the amounts previously recognized in other comprehensive income relating to that entity are canceled as if the Group had directly disposed of the related assets or liabilities.  This may mean that the amounts previously recognized in other comprehensive income are reclassified to profit and loss.

3.3) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid temporary investments with low risk of changes in value with original maturities of three months or less.  As of December 31, 2012 and 2011 and January 1, 2011, cash and cash equivalents consisted primarily of bank deposits and investments bonds issued by the Mexican federal government.

3.4) Financial assets

3.4.1. Classification and measurement

Upon their initial recognition, the Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, financial assets held to maturity and financial assets available for sale.  The classification depends on the purpose for which the asset was acquired.

i.               Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss, if it is classified as held for trading or is designated as such on initial recognition.  A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short term.  The Assets in this category are valued at fair value and the respective changes results are recognized.  The derivative instruments also classified as trading, unless they are designated as hedges.

ii.           Loans and receivables

Loans and receivables are initially recognized at fair value plus transaction costs and are subsequently stated at amortized cost using the method of effective interest rate less a provision for impairment.  In practice, it is usually recognized at invoice amount, adjusted for estimated impairment of the account receivable.

3.4.2. Impairment of financial assets

The estimate for impairment of receivables is established when there is objective evidence that the Company may not recover amounts receivable according to the original terms of the receivables.  The Company analyzes the financial condition of its debtors, delinquencies in its portfolio, and other factors to determine the amount of the estimated impairment.  This amount of the provision is the difference between the asset´s carrying value and the present value of estimated future cash flows, discounted at the effective interest rate.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

The carrying amount of the asset is reduced through the use of an estimation account and the amount of the loss is recognized in the consolidated profit or loss.  When a receivable is considered uncollectible, it is canceled against the allowance for doubtful accounts.  Subsequent recoveries of amounts previously paid by uncollectible are credited to the consolidated income statement.

3.5) Leasing

3.5.1. As lessor

The leasing of terminal space made by the Company in its capacity as lessor at the terminals is documented by contracts with either fixed income or monthly fees based on the amount of the greater of a minimum monthly fee or a percentage of the lessee´s monthly revenue.

Since the leased assets are part of the concession assets and thus do not belong to the Company, there is no transfer of the risks and benefits relating to the property and therefore, are classified as operating leases.

Revenues from operating leases are recognized as non-aeronautical revenues on a straight line basis over the lease term.

3.5.2. As lessee

The leasing in which a significant portion of the risk and rewards related to ownership are retained by the lessor are classified as operating leases.  The payments made under operating leases (net of any incentives received from the lessor) are changed to the income statement based on the straight-line method over the lease term.

3.6) Land, furniture and equipment

The property, plant and equipment are recorded at cost less accumulated depreciation and impairment loss.  The cost includes expenses directly attributable to the acquisition of these assets and all costs associated with placing the assets in the location and in the condition necessary for it to operate as intended by management.

Land is recorded at cost and it is not depreciated.  Depreciation of other items of plant and equipment is calculated on the straight-line method based on the residual values over their estimated useful lives.  The useful lives from the date of acquisition are 10 years.

The residual values, useful life and depreciation method are reviewed and adjusted, if necessary, on an annual basis.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

3.7) Intangible assets

3.7.1) Concessions

Rights to use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired from Cancun Air, Dicas and Aeropremier.  Although the Company has, through its concessions, the rights to manage, operate, exploit and, if applicable, build the nine airports, all machinery, furniture and equipment located at the airports is owned by the Mexican federal government. Upon the termination of the Company’s concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican federal government.

Amortization is computed using the straight-line method over the estimated useful life of the concessions of 36 years as of December 31, 2012.

3.7.2) Basic terms and conditions of the concessions

The basic terms and conditions of each concession are the following:

a)           The concession holder should undertake the construction, improvement or maintenance of the facilities in accordance with its Master Development Plan and is required to update the plan every five years see Note 20.

b)           The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable laws and regulations, and is subject to statutory oversight by the Ministry of Communications and Transportation.

c)            The concession holder shall pay a right of use of the assets under concession (DUAC, for its initials in Spanish) (currently 5% of the gross income from the concession holder, resulting from the use of public assets in accordance with the terms of the concessions) as required by the applicable law. DUAC is presented in the consolidated income statement under “Cost of aeronautical services”.  See Note 16.

d)           Fuel services and fuel supply are to be provided by the Mexican Airport and Auxiliary Services Agency, a Decentralized Public Entity.

e)           The concession holder must grant access to and the use of specific areas of the airport to government agencies to perform their activities inside the airports.

f)             The concession may be terminated for non-performance if the concession holder fails to comply with certain of the obligations imposed by the concession as established in Article 27 or for the reasons specified in Article 26 of the Airport Law.

g)            Revenues resulting from the concession are regulated and subject to a review process.

h)           The terms and conditions of the regulations governing the operations of the Company may be modified by the Ministry of Communications and Transportation.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

The concessions are within the scope of IFRIC 12, the respective assets may be classified as:

•       Financial assets: When granting entity establishes an unconditional right to receive cash flows or other financial assets regardless of the use of public services by users.

•       Intangible assets: Only when the relevant contracts do not establish a contractual right to receive cash flows or other financial assets from the grantor, regardless of the use of public services by users. Airport concessions have been considered within the scope of IFRIC 12 as an intangible asset to meet the above and have not recognized financial assets.

3.7.3) Licenses and commercial direct operation (ODC, for its initials in Spanish)

Are recognized at their cost less the accrued amortization and the recognized impairment losses.  These are amortized on a straight line basis using their estimated useful life, determined based on the expected future economic benefits and are subject to impairment losses when indications are identified.

The estimated useful lives at December 31, 2012 are as follows:

Licenses	36 years
ODC	36 years

3.8) Impairment of long term non-financial assets

The long term non-financial assets subject to amortization or depreciation are subject to impairment tests when events or circumstances arise that indicate that their book value might not be recovered. Impairment losses correspond to the amounts where the book value of the asset exceeds their recoverable amount.  The recoverable amount of the assets is the highest between the fair value of the asset less the costs incurred for its sale and value in use.  For the purposes of impairment assessment the assets are grouped at the lowest levels where they generate identifiable cash flows.  Non-financial assets are assessed every report date in order to identify potential reversion of such impairment.  At December 31, 2012 and 2011 and January 1, 2011, Management has not identified events or circumstances that indicate that the book value could not be recovered.

3.9) Accounts payable

Accounts payable are liabilities with creditors for purchases of goods or services acquired during the normal course of the Group’s operations. When payment is expected over a period of one year or less from the closing date, they are presented within current liabilities. In the case of not complying with the above, they are presented under non-current liabilities.

Accounts payable are initially recognized at their fair value and subsequently they are measured at the amortized cost using the effective interest rate method.

3.10) Bank loans

Loans from financial institutions are initially recognized at their fair value, net of costs incurred in the transaction.  These funds are subsequently recorded at their amortized cost; any difference between the funds received (of transaction costs) and the redemption value is recognized in the income statements during the funding period using the effective tax rate method.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

3.11) Discharge of financial liabilities

The Company eliminates their financial liabilities if, and only if, the obligations of the Company are met, cancelled or if they expire.

3.12) Liability provisions

Provisions are recognized as a consequence of a past event, when the Company has a present, legal or assumed obligation, whose settlement requires an outflow of resources that is considered probable and that can be estimated in a reliable manner.

The provisions for contractual obligations derived from the concession agreement, to cover the runway surface replacement costs, are measured at the present value of the expected expenses that are required to settle the liability, using a discount rate that reflects the current considerations of the time value of money and the specific risks of the obligation.  The increase of the provision due to the passage of time is recognized as a financial cost.  At December31, 2012, 2011 and January 1, 2011, there are no significant provisions related to this concept.

By definition, the resulting accounting estimates, very seldom will be equal to their actual results. These provisions are recorded under the best estimate made by Management.

3.13) Deferred Income tax (ISR), deferred flat tax (IETU) and tax on dividends

The expense for income taxes includes both the tax incurred and the deferred taxes.  Tax is recognized in the income statement, except when it relates to items recognized directly in other comprehensive income or in equity. In this case, the tax is also recognized in other comprehensive income items or directly in equity respectively.

Deferred income tax (ISR) and deferred flat tax are recorded based on the comprehensive method of liabilities, which consists of recognizing deferred taxes on all temporary differences between the book and tax values of assets and liabilities to be materialized in the future at the rates set forth in the tax provisions in effect at the consolidated financial statement date. See note 18.

Deferred income tax assets are only recognized if it is probable to obtain future tax profits against which the temporary differences can be used.

The balances of deferred income tax assets and liabilities are offset when there is the legal right of each entity to offset active current taxes with passive current taxes when the income taxes to the active and passive deferred income taxes are related to the same tax authority.

The provision  for current taxes incurred on profit is computed based on the approved tax laws in Mexico at the date of the consolidated statement of financial position.

Current  income tax is made up  of the income tax (ISR) and the flat rate business tax (IETU), which are recorded within profit or loss in the year which they originated.  The tax incurred in the period is the higher of income tax or the flat tax.  These are based on taxable income and cash flows for the year, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

Based on the financial and tax projections, the Company determined that the tax that will essentially pay in the future is the Income Tax (ISR) for the following Subsidiaries: Aeropuerto de Cancún, S. A. de C. V., Aeropuerto de Mérida, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V. (these two since 2012) and by Grupo Aeroportuario del Sureste, S. A. B. de C. V. (individual), for which it has recognized deferred ISR in these Subsidiaries. On the other hand, the Company determined that the tax that will essentially be paid in the future by the following subsidiaries will be the Flat Rate Tax (IETU): Aeropuerto de Cozumel, S. A. de C. V., Aeropuerto de Tapachula, S. A. de C. V., Aeropuerto de Veracruz, S. A. de C. V. and Aeropuerto de Villahermosa, S. A. de C. V., Servicios Aeroportuarios del Sureste, S. A. de C. V., RH Asur, S. A. de C. V. and Caribbean Logistic, S. A. de C. V.

In order to determine ISR, the rate of 2012 was of 30% and will be of 30% for 2013 and 28% for 2014.

IETU is computed applying the rate of 17.5% to a computed profit based on cash flows determined by reducing the total income resulting from applicable taxable activities with the approved deductions.  The results of this calculation are offset with IETU credits, as established by the effective laws.  The effect of the change in the rate for the temporary differences has been recognized in prior periods.

3.14) Employee benefits

(a) Benefits due to termination of the labor relationship for causes different than restructuring (legal settlements due to termination of the labor relationship, seniority premiums or voluntary separation), are recorded based on actuarial studies performed by independent experts based on IAS 19 “Employee Benefits” utilizing the projected unit cost that incorporates certain hypothesis.  The charges to profit and loss  for the periods ended in December 31, 2012 ad 2011 was of  $810 and $788, respectively.

(b) Short term benefits (wages, extra time, holidays, leave of absence with salary) are recognized as expenses while the services are provided.

(c) Employees’ profit sharing.

The Company recognizes a liability and an expense for the employees’ profit sharing based on a computation that considers the tax earnings after certain adjustments.  The Company recognizes a provision when it is legally obligated to make the payment.

3.15) Stockholders’ equity

Capital stock, capital reserves and retained earnings are expressed at their historical cost.  The capital reserves consist of legal reserve, reserve to repurchase own shares and reserve for actuarial gains and losses.

3.16) Revenue recognition

Revenue comprises the fair value of the consideration received or to be received for the services provided mainly during the ordinary course of the businesses of the Company.  Revenue is presented net of the value added tax and discounts, as well as of the elimination of revenue for services among subsidiaries of the Group , if applicable.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

The Group recognizes revenue when the amount can be reliably valued, it is probable that the future economic benefits flow to the entity and the specific criteria are met for each type of service of the Company.

Revenue is derived from aeronautical services (which generally are related to the use of airport infrastructure by airlines and passengers), of non-aeronautical services and construction services.

3.16.1 Aeronautical services

Revenue for aeronautical services consist of a fare chargeable to the passenger for each departure (excluding diplomats, infants and passengers in transfer and in transit), a fare for landing based on the average between the maximum takeoff weight and the weight denominated zero fuel of the aircraft at the time of arrival, charges for parking aircrafts based on the amount of time that the aircraft spends on the ground and arrival time, fares for the use of mechanical boarders that connect the aircraft with the terminal, and based on the arrival time and security service fees of the airport for each departing passenger. Revenue from aeronautical services is recognized when the passengers board the departing aircrafts at the Airports of the Company, upon landings, and when the services are provided, as it applies.

3.16.2 Non-aeronautical services

Revenue resulting from non-aeronautical services mainly consists of the lease of spaces at the airport terminals, access fees charged to third parties that provide luggage and cargo handling services, food and other services at the airports and other revenue, which are recognized as earned.

3.16.3 Construction services

The Company, as operator of nine airport concessions, is required to make improvements to the assets under concession.  These improvements are considered construction or enhancement services.  As a result of this, the Company recognizes revenue from construction services related with these services according to the percentage of completion method and costs are expensed as incurred. Since the Company hires a third party vendors to provide construction services, the revenue related with this service is equal to the fair value of the services received.

3.16.4 Airports Law and its Regulations

Under the Airports Law and Regulations, income of the Company is classified as Complementary Airport Services and Commercial Services. Airport Services mainly consist of the use of runways, taxiways and platforms for landings and departures, parking for aircrafts, use of mechanical boarders, security services, hangars, parking for cars, as well as the general use of the terminals and other infrastructure by the aircrafts, passengers and cargo, including the rent of space that is essential for the operation of airlines and suppliers of complementary services.  Complementary Services consist mainly of ramp services and handling of luggage and cargo, food services, maintenance and repair and related activities that provide support to the airlines.  Revenues from access fees charged to third parties that provide complementary services are classified as Airport Services.

Commercial Services consist of services that are not considered essential for the operation of an airport, such as the rent of spaces to businesses, restaurants and Banks.  Access fees and income from other services are recognized upon their provision.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

Note 15 of the financial statements discloses income, using the classification established in the Airports Law and Regulations.

3.17) Basic and diluted earnings per share

Basic earnings per share were computed by dividing income available to stockholders by the weighted average number of shares outstanding.  The weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the periods from January 1, to December 31, 2012 and 2011.  The earnings per basic ordinary share for the year ended as of December 31, 2012 and 2011 are expressed in pesos.  As of December 31, 2012, and 2011, there were no outstanding dilutive instruments.

3.18) Transactions in foreign currency and results from exchange fluctuations

Foreign currency transactions are initially recorded in posting currency applying the exchange rates in effect at the transaction date or the effective exchange rate at the date of the valuation when the items are revalued.

Differences arising from fluctuations in exchange rates between the dates of transactions and the settlement or valuation at year end are recognized in profit and loss.

3.19) Financial reporting by segments

The segmented financial information is presented in a manner that is consistent with the internal reporting provided to the Directors for making operational decisions, allocating resources and assessing the performance of the operating segments.

The Company determines and evaluates the performance of its airports, one by one, after considering the pro rata of personnel costs and other services costs, which is the Subsidiary of ASUR that hires certain employees of the Company.  The performance of the services is determined and assessed separately by Management. All the airports provide substantially the same services to their clients.  Note 21, includes the financial information related to the segments of the Company which includes Cancun’s airport and subsidiaries, Villahermosa’s airport,  Merida’s airport and Services. The financial information of the six remaining airports, RH Asur, S. A. de C. V. and those of the holding Company (including the investment of ASUR in its subsidiaries) have been grouped and are included in the column “Other”.  The elimination of the investment of ASUR in its subsidiaries is included in the column “Consolidation Adjustments”.

These segments are managed independently since the provision of the services is determined and assessed separately by Management.  The resources are assigned to the segments based on the significance of each one in the operations of the entity.  Transactions among operating segments are recorded at their market value.

Nota 4 - Financial risk management:

The Company is exposed to financial risks that result from changes in interest rates, exchange rates, price risk, liquidity risk and credit risk.  The Company controls and maintains the treasury control functions related to transactions and global financial risks through practices approved by executive board and the steering committee of the Company.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

In this note, there is information regarding the exposure of the Company to each of the previously mentioned risks, the objectives, policies and procedures of the Company to measure and manage the risk.

The main risks to which the Company is subject are:

4.1)         Market risk

4.1.1) Interest rate risk

4.1.2) Exchange rate risk

4.1.3) Price risk

4.2)         Liquidity risk

4.3)         Credit risk - credit quality

4.1) Market risks

4.1.1) Exchange rate risk

The Company has bank loans to partially finance its operations.  These transactions expose the Company to interest risk, with the main exposure to the risk of variable interest rates resulting from changes in the market base rate (Banks charge interests on the basis of the Interbank Interest Rate (TIIE, for its initials in Spanish) plus 1.75% to 2.00%), that are applied to bank loans of the Company that are due in 2013.

In August and September 2010, the Company entered into three contracts for interest rate swaps to protect against interest rate risk resulting from long-term debt outstanding.  The Company entered into an interest-rate swap agreement with Banco Santander with a nominal value of 250.0 million pesos, subject to 6.37% TIIE interest.  The Company entered into two contracts for interest-rate swaps with BBVA Bancomer with a nominal value of 250 million pesos, subject to TIIE interest of 6.33% and another for a nominal value of 100.0 million pesos, subject to 6.21% TIIE interest.  Expiration dates for the swap were in May 2012.  The Company had no such instruments at December 2012.

At December 31, 2012, 2011 and January 1, 2011, the Company is not exposed in a significant manner to interest rates risks.

4.1.2) Exchange rate risk

The Company is exposed to a minor risk due to changes in the value of the Mexican Peso in against the US Dollar. Historically, a significant part of the income generated by the Company (mainly derived from the fees charged to international passengers) are denominated in US Dollars, and despite of that, income is invoiced in Pesos at the average exchange rate of the previous month and equally, the cash flows are collected in Pesos.  At December 31, 2012, 2011 and January 1, 2011, the Company is exposed to a minimum monetary position that does not represent an important risk, as shown below:

	December 31				January 1
	2012		2011		2011

Monetary position:
Asset	US$	17,740	US$	14,660	US$	17,020
Liability	4,113		1,802		2,066

	US$	13,627	US$	12,858	US$	14,954

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

4.1.3) Price risk

The rate regulation system that applies to the airports of the Group imposes maximum rates for each airport, which should not be exceeded on an annual basis.

The Company monitors and adjusts its income on a regular basis so that it does not exceed the limits established by the maximum rate through its annual invoicing.

Concentrations

At December 31, 2012 and 2011, approximately 68.72% and 65.53% of income (71.06% and 70.62% without including income from construction services), resulted from operations at the International Airport of Cancún.

4.2) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet their funding requirements.  The Company’s Management has established policies, procedures and limits of authority governing the Treasury function.  Treasury is responsible for ensuring liquidity and managing the working capital to ensure payments to suppliers, service debt and fund the costs and expenses of the operation.

The following chart presents the analysis of the net financial liabilities of the Group based on the period between the date of the statement of consolidated financial position and the date of its expiration.  The amounts presented in the table correspond to the cash flows that were not discounted, including interests.

At December 31, 2012	Less than 3 months	Between 3 months and one year	Between 1 and 2 years	Between 2 and 5 years

Bank loans	$92,499	$189,113	$33,333	$0
Suppliers	8,694	0	0	0
Accounts payable and accumulated expenses	316,751	42,637	151	0

At December 31, 2011	Less than 3 months	Between 3 months and one year	Between 1 and 2 years	Between 2 and 5 years

Bank loans	$92,499	$182,141	$299,726	$22,224
Suppliers	28,460	416	0	0
Accounts payable and accumulated expenses	315,933	13,332	0	0

At January 1, 2011	Less than 3 months	Between 3 months and one year	Between 1 and 2 years	Between 2 and 5 years

Bank loans	$29,166	$213,936	$388,502	$259,001
Suppliers	10,734	5	0	0
Accounts payable and accumulated expenses	227,158	9,286	0	5

The following table shows the liquidity of the Company in the short term on the mentioned dates:

	December 31,		January 1,
	2012	2011	2011

Short term assets	$3,164,783	$2,868,071	$2,744,680
Short term liabilities	694,980	760,713	515,000

Short term position (liquidity)	$2,469,803	$2,107,358	$2,229,680

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

4.3) Credit risk — credit quality

The financial instruments that are potentially subject to credit risks, consist mainly of accounts receivable. Income obtained from fares to passengers are not guaranteed and there is a risk for the Company of not being able to totally collect the amounts invoiced in the case of insolvency from its clients, which are the airlines.

In recent years, some airlines have reported substantial losses, in addition, the income resulting from fares imposed to passengers coming from the main client airlines, are not all guaranteed through bonds or other types of guarantees.  Therefore, in case of insolvency from any of the airlines, the Company would not have certainty of recovering the total of the invoiced amounts to the airlines resulting from passenger fees.  In August 2010, Grupo Mexicana submitted a request of bankruptcy proceedings. Grupo Mexicana owes the Company $128.0 million pesos for passenger fees.  As a result of the bankruptcy proceeding of Grupo Mexicana, the Company has increased its reserve for uncollectible accounts in the amount of $128.0 million pesos.  It is possible that the Company will not collect that amount.

The Company operates under three collection schemes to Airlines:

a) Credit, conformed mainly by Airlines with which there is a history of frequent and stable flights, b) Advances, conformed by Airlines with reasonably stable flights or that are in the exploration stage of routes or destinations, and c) the cash scheme comprised by Charter flights and Airlines with new flights.

With this segregation, the Company reduces its collection risk since the Airlines that operate under the schemes b) and c) do not have accounts receivable.

Cash and cash equivalents are not subject to credit risks since the amounts are kept at stable financial institutions, additionally, the investments are subject to lower significant risk as they are being backed by the Federal Government or institutions with AAA high market qualifications.

4.4)Capital management

The objective of Management of the Company is to safeguard the group’s ability to continue as a going concern in order to provide returns for stockholders and benefits for other stockholders and to maintain optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to stockholders, return capital to stockholder, issue new shares or sell assets to reduce debt.

Similar to other entities within the industry, the Group monitors its capital structure based on the financial leverage ratio.  That ratio is calculated dividing the net debt by the total capital.  The net debt includes the total of current and non-current loans recognized in the consolidated financial position statement less cash and cash equivalents.  The total capital includes stockholders’ equity according to the consolidated statement of financial position plus the net debt.

This financial ratio has been maintained below 0% at December 31, 2012, 2011 and January 1, 2011, because the leverage level of the Company is very low.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

4.5) Fair value

Financial instruments at fair value, presented by levels, in accordance with the valuation method used are included in levels 1 and 2.

At December 31, 2012 there are no financial instruments at fair value.  At December 31 and January 1, 2011, the financial assets and liabilities are at level 2 of the hierarchy with non-significant amounts.  See Note 11.

The different levels have been defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for instruments, identical or similar in non-active markets and valuations through models where all significant data are observable in the active markets.

Level 3: The inputs for the asset or liability that are not based on observable data of the market (this means, non-observable).

The fair value of financial instruments traded in active markets is based on market prices quoted at the date of the statement of financial position.  A market is considered active if the quotation prices are clearly and regularly available through a stock exchange, trader, dealer, industry group, Price fixing services, or regulatory agency, and those prices reflect currently and regularly the market transactions under Independence conditions.  The quoted price used for the financial assets held by ASUR is the current offer price.

Note 5 - Critical accounting judgments and key sources of estimation uncertainty:

In the application of the Company’s accounting policies, which are described as follows, the Management of the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities.  Estimates and assumptions are based on historical experience and other factors considered relevant.  Actual results could differ from those estimates.

Critical accounting judgments

Significant information about assumptions, critical judgments and uncertainties estimations recognized in the consolidated financial statements are as follows:

5.1 Revenue.

5.2 Impairment.

5.3 Assets and liabilities for deferred taxes.

5.4 Reserve for doubtful accounts.

5.5 Commitments and contingencies assessment.

5.1 Revenue

As mentioned in Note 4.1.3, Management monitors and adjusts its income on a regular basis so that it does not exceed the limits of the maximum rate.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

5.2 Impairment

Impairment is annually measured in accordance to Note 3.8 “Impairment of long lived non-financial assets”.

At December 31 2012, 2011 and January 1, 2011, management did not identify events or circumstances that indicate that the book value cannot be recovered.

5.3 Assets and liabilities for deferred taxes

The Company recognizes deferred fiscal assets and liabilities based on the differences between the values of the financial statements and the fiscal basis of assets and liabilities.  In order to determine the basis of deferred ISR or deferred IETU, taxable income projections are prepared where it is determined if it will be subject to ISR or IETU.

The determination of the provision for ISR or IETU requires calculations and interpretation along with the application of complex tax laws. These calculations contribute to assess the time and recovery of credit balances.

Management has determined deferred taxes based on rates approved that are aligned with its expectation of naturalization of the items.  See Note 3.13.  Management’s expectation could be affected by the main detailed items in Note 18.

5.4 Reserve for doubtful accounts

The Company employs constant evaluations to the credits granted to its clients and adjusts the credit limits based on the payment history of the client as well as on the credit’s current value.  It continuously monitors collections and payments of its clients and prevents estimated losses of the credit, considering its experience and any collection to the client that has been identified.  Although those credit losses have been historically within the expectations, as well as within the reserve established that has been created to prevent them, it cannot be guaranteed that the Company will continue experiencing the same credit losses that it had in the past.  See Note 3.4.2.

5.5. Commitments and contingencies assessment

Management of the Company has established a procedure to classify its material contingencies in three different categories: (i) probable, (ii) reasonably probable and (iii) remote.  Its purpose is to identify the contingencies that require of record or disclosure in the financial statements and design and operate effective controls to guarantee their proper recognition.

Based on confirmations from the legal area of the Company, there are no contingencies that are susceptible of being recorded at the date of this report.  Significant matters are disclosed in Note 20.

Note 6 - Cash and cash equivalents:

	December 31		January 1
	2012	2011	2011

Miscellaneous cash and cash held at banks	$1,180,814	$444,773	$513,435
Short term investments:	1,084,613	1,193,888	1,021,370

	$2,265,427	$1,638,661	$1,534,805

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

Note 7 - Accounts receivable:

	December 31		January 1
	2012	2011	2011
Clients	$583,101	$593,208	$497,465
Less: impairment estimate	(138,863)	(131,106)	(133,136)
	444,238	462,102	364,329
Accounts receivable with related parties (Note 19)			25,631
Total accounts receivable	$444,238	$462,102	$389,960

The fair value of accounts receivable at December 31 2012, 2011 and January 1, 2011 is similar to its book value.

Accounts receivable are represented mainly by the airport use fee (TUA for its initials in Spanish) paid by each passenger (Different for diplomats, infants and passengers in transit) that travels using the airport terminals operated by the Company, the balance at December 31, 2012, 2011 and January 1 amounted $464,806, $484,835 and $417637, respectively.

At December 31, 2012, the total balance of outstanding accounts receivable was of $44,400 (December 31, 2011 $49,714, January 1, 2011 $29,164).  These accounts refer to a number of independent clients that do not have a recent non-compliance history.

The analysis of the expirations of the doubtful accounts is as follows:

	December 31		January 1
	2012	2011	2011
Three months	$16,638	$16,174	$11,901
From three to six months	560	881	3,073
	$17,198	$17,055	$14,974

The movements of the provision due to impairment are as follows:

Provision for impairment of accounts receivable at January 1, 2011			$133,136
Increase of the provision during the period			139
Bad debt write-offs			(2,169)

Reserve for doubtful accounts at December 31, 2011			131,106
Increase of the provision during the period			8,428
Bad debt write-offs			(671)

Balance at December 31, 2012			$138,863

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

The integration of the provision for impairment of accounts receivable has been recorded in the income statement under the cost of services concept, and the amounts charged to the provision are written off from accounts receivable when there is no expectation of recovery.

Note 8 - Land, furniture and equipment:

At December 31, 2012, 2011 and January 1, 2011, the land furniture and equipment are integrated as follows:

			Disposals			Disposals
	1/1/2011	Additions	transfers	31/12/2011	Additions	transfers	31/12/2012
Land	$293,726			$293,726	$8,324		$302,050
Furniture & equipment	32,953	$4,258	$(1,187)	36,024	2,460	$(245)	38,239
Depreciation	(21,050)	(2,196)		(23,246)	(2,409)		(25,655)
	$305,629	$2,062	$(1,187)	$306,504	$8,375	$(245)	$314,634

The depreciation expense in 2012 was of $2,409 ($2,196 in 2011) and has been charged in administration expenses.

Note 9 - Intangible assets, airport concessions - Net:

Following is the movement of airport concessions of intangible assets during the periods presented in the financial statements:

			Disposals			Disposals
	1/01/11	Additions	transfers	31/12/11	Additions	transfers	31/12/12
Concessions	$19,730,170	$841,228	$(2,053)	$20,569,345	$596,587	$(29)	$21,165,903
Licenses and ODC	95,567	15,194		110,761	16,448		127,209
Amortizations	(4,871,055)	(385,343)		(5,256,398)	(406,893)		(5,663,291)
	$14,954,682	$471,079	$(2,053)	$15,423,708	$206,142	$(29)	$15,629,821

The expense for amortization for the Concession in the amount of $396,870 (2011: $378,318) has been charged in the cost of aeronautical and non-aeronautical services.

The amortization expense of Licenses and ODC in the amount of $10,023 ($7,025 in 2011) has been charged to administration expenses.

Note 10 - Accounts payable and accrued expenses:

At December 31, 2012 and 2011 and January 1, 2011, following are the balances:

	December 31		January 1
	2012	2011	2011
Suppliers	$8,694	$28,876	$10,739
Taxes payable	68,147	30,961	47,019
Use rights of assets under concession	57,649	41,627	40,750
Accounts payable to related parties (Note 19)	36,082	32,168	26,413
Other accounts payable	99,498	94,124	51,009
Accounts payable to contractors	98,163	130,385	71,258
Total	$368,233	$358,141	$247,188

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

Note 11 - Financial Instruments by category:

	December 31				January 1,
	2012		2011		2011
		Assets measured		Assets measured		Assets measured
		At fair value		At fair value		At fair value
	Loans	with changes	Loans and	with changes	Loans and	with changes
Assets according to financial	And accounts	recognized in	accounts	recognized in	accounts	recognized in
Position statement	receivable	profit or loss	receivable	profit or loss	receivable	profit or loss

Cash and cash equivalents	$2,265,427	$	$1,638,661	$	$1,534,805	$
Accounts receivable	444,238		462,102		388,890	1,070
Total	$2,709,665	$	$2,100,763	$	$1,923,695	$1,070

		Liabilities at		Liabilities at		Liabilities at
	Liabilities	fair value	Liabilities	fair value	Liabilities	fair value
Liabilities according to financial	at amortized	with changes in	at amortized	with changes in	at amortized	with changes
position statement	cost	profit or loss	cost	profit or loss	cost	in profit or loss
Bank loans	$314,945	$	$696,590		$890,605
Accounts payable and accrued expenses	368,233		357,540	$601	243,925	$3,263
	$683,178	$	$1,054,130	$601	$1,134,530	$3,263

Note 12 - Bank loans:

At December 31, 2012 the Company has used the total amount of these credit lines as shown below:

	Credit line	Principal	Commissions and	Term		Fair
Bank	used	amortization	interests - Net	Short	Long	value
BBVA Bancomer, S. A. (a)	$350,000	$(262,494)	$(1,449)	$86,057	$	$87,633
Banco Nacional de México, S. A. (b) (c)	620,000	(391,112)		195,555	33,333	230,626
	$970,000	$(653,606)	$(1,449)	$281,612	$33,333	$318,259

At December 31, 2011 the Company has used the total amount of these credit lines as shown below:

	Credit line	Principal	Commissions and	Term		Fair
Bank	used	amortization	interests - Net	Short	Long	value
BBVA Bancomer, S. A. (a)	$350,000	$(145,830)	$(328)	$116,336	$87,506	$206,673
Banco Nacional de México, S. A. (b) (c)	620,000	(126,667)	(585)	258,304	234,444	499,519
	$970,000	$(272,497)	$(913)	$374,640	$321,950	$706,192

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

At January 1, 2011 the Company has used the total amount of these credit lines as shown below:

	Credit line	Principal	Commissions and	Term		Fair
Bank	used	amortization	interests - Net	Short	Long	value
BBVA Bancomer, S. A. (a)	$350,000	$(29,166)	$(945)	$115,719	$204,170	$323,432
Banco Nacional de México, S. A. (b) (c)	570,000		716	127,383	443,333	577,457
	$920,000	$(29,166)	$(229)	$243,102	$647,503	$900,889

In August 2010 the subsidiary Aeropuerto de Cancún, S. A. de C. V. (Cancun Airport) entered into two agreements to open simple credit lines, consistent of a credit line with BBVA Bancomer S. A. in the amount of $350,000 (a) and a credit line with Banco Nacional de México, S. A. for $570,000, (b) respectively, payable in three years through nine amortizations of the principal, these are denominated in Mexican pesos and generate ordinary interests at a “TIIE” rate  of 28 days, respectively, plus additional base points of 1.5 percentage points with maturity in August 2013.

In September 2011, the  subsidiary Aeropuerto de Veracruz, S. A. de C. V. (Veracruz Airport) entered into an agreement to open simple credit line, consistent of a credit line with Banco Nacional de México, S. A. in the amount of $50,000, (c) payable in three years through nine amortizations of the principal, this is denominated in Mexican pesos and generates ordinary interests at a TIIE of 28 days, plus 0.75 additional percentage points.

The resources of these credit lines could be used for general corporate purposes and be destined to finance capital expenses related with Master Development Plan.  During the years of 2012 and 2011, the Company made payments to capital in the amounts of $381,109 and $243,331, respectively.

Financial obligations

The credit lines of Banco Nacional de México, S. A. require that the Company and subsidiaries maintain: a) an index of consolidated debt of earnings in the operation before financing, taxes, depreciation and amortization (UAFIRDA for its initials in Spanish) equal or lower than 2.0 times a 1.0; b) consolidated stockholders’ equity equal or higher than 50% of stockholders’ equity at December 31, 2009 and 2010, respectively, and c) a UAFIRDA index of gross consolidated financial expenses equal or higher than 5.0 times of 1.0.

BBVA Bancomer, S. A. credit line requires the Company and its subsidiaries to ensure the following: a) a short-term current asset to current liabilities ratio not below 1.25 to 1.0; b) a ratio of total liabilities to stockholder’s equity no higher than 1.0 to 1.0, and c) a minimum ratio for financial expenses of UAFIRDA of 2.5 to 1.0

The Company is in compliance with the financial obligations and clauses of all loans at December 31, 2012, 2011 and January 1, 2011.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

Note 13 - Derivatives:

In order to reduce the risk of adverse movements attributable to the profile of the interest rates contracted in the bank loans, the Company entered into SWAPS agreements of interest rates.

The following table presents our current contracts for interest rate swaps effective at December 31, 2011 and that expired in May 2012:

		Notional
	Fair	Value at			Rates
	Value	contract	Date		Variable
Institution	2011	date	Beginning	Expiration	(TIIE)	Fixed
Banco Santander, S. A.	$248	$250,000	31-ago-09	14-may-12	4.89%	6.37%
BBVA Bancomer, S. A.	259	250,000	18-ago-09	21-may-12	4.90%	6.33%
BBVA Bancomer, S. A.	94	100,000	31-jul-09	25-may-12	4.80%	6.21%
	$601	$600,000

The primary obligations to which the Company is subject to depend upon the contractual obligations and conditions established for each of the aforementioned SWAPS.  As of December 31, 2011, the fair value represents the maximum exposure for the Company.  Recognition of fair value is presented in the Consolidated Financial Position Statement within accounts payable and accrued expenses.

The notional value at December 31, 2011 was of $109 related to derivative financial instruments reflect the reference volume contracted, but do not reflect the amounts at risk in regard to future cash flows.  The amounts at risk are generally limited to profit or loss not generated as a result of the market valuation of those instruments, which may vary according to changes in the market value of the underlying asset, its volatility and the credit rating of counterparties.

Note 14 - Stockholders’ Equity:

At December 31, 2012 the minimum fixed capital with no withdrawal rights is of  $1,000 and the variable part is of $7,766,276, (nominal figure) represented by 300,000,000 ordinary, nominative Class ! shares without nominal value expression, wholly subscribed and paid.  The variable part of capital stock is represented by Class II ordinary and nominative shares.  At December 31, 2012, Class II shares have not been issued. Both classes of shares will have the characteristics determined by the Shareholders’ meeting that approves their issuance and are integrated as follows:

Shares	Description	Amount
277,050,000	Series B	$7,173,079
22,950,000	Series BB	594,197
300,000,000	Capital stock at December 31, 2012	$7,767,276

Legal reserve

ASUR is legally required to allocate at least 5% of its unconsolidated annual net income to a legal reserve fund.  This allocation must continue until the reserve is equal to 20% of the issued and outstanding capital stock of the Company. Mexican corporations may only pay dividends on retained earnings after the reserve fund for the year has been set up.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

Reserve for acquisition of shares

The reserve for acquisition of shares represents the reservation authorized by the Stockholders for the Company to purchase its own shares subject to certain criteria laid down in the bylaws and the Securities Market.

The Shareholders agreed to establish a maximum amount for the repurchase of shares of $678,946 nominal pesos.  In April 27, 2012 the shareholders agreed to increase the repurchase reserve in the amount of $1,177,476.

Dividends

At the April 27, 2012 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends of Ps.1,080,000 (nominal) from the CUFIN, which did not cause income tax since the dividends resulted from CUFIN.

At the April 27, 2011 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps.900,000 (nominal), which gave rise to income tax on dividends of Ps.300,000 (nominal) since those dividends were not paid from the After-tax Earnings Account.  The Company recognized a Ps.300,000 receivable tax balance in the statement of financial position, since the tax may be offset against Income Tax incurred in the following two years, as established in the tax provisions currently in effect.  The Company credited in 2012, against income tax for the year, totaling $311,523 of income tax on dividends paid. In 2011 accreditation was performed against the flat tax year of $275,203.

In 2012, the Company wrote off the income tax on dividends of $13,798 paid during 2011 and was included in the profit and loss for the period as it was determined not to be recoverable.

Dividends are tax free if paid from the CUFIN (After-tax Earnings Account).  Dividends paid in excess of the CUFIN balances are subject to a tax equivalent to 40.85% in 2013 and 39.89% beginning January 1, 2014.  Tax due is payable by the Company and  may be credited against Income Tax for the year or Income Tax for the two immediately following fiscal years, or against Flat Tax for the year.  Dividends paid from previously taxed earnings are not subject to tax withholding or payment.

The level of available earnings for the declaration of dividends, is determined under the Mexican Financial Reporting Standards.

In the event of a capital reduction, any excess of stockholders’ equity over paid-in capital contribution account balances is accorded the same tax treatment as dividends, in accordance with the procedures provided for in the Income Tax Law.

Earnings accrued

Substantially, all consolidated earnings of the Company were generated by its Subsidiaries.  The accrued earnings can be distributed to the Shareholders of the Company up to the level in which the Subsidiaries have distributed earnings to ASUR.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

Note 15 - Income:

Following is the income of the Company at December 31, 2012 and 2011, using the classification established in the Airports Law and its Regulations;

	Year that ended
	December 31
	2012	2011

Regulated services:
Airport services	$2,983,408	$2,616,440

Non-regulated services:
Access fees on non-permanent ground transportation	23,149	20,451
Car parking and related access fees	50,908	48,444
Other access fees	3,434	4,353
Commercial services	1,340,534	1,118,556
Other services	55,288	51,038

Total non-regulated services	1,473,313	1,242,842

Construction services	663,170	714,024

Total	$5,119,891	$4,573,306

Note 16 - Costs and expenses by type:

	January 1 through December 31
	2012	2011

Termination benefits	$810	$788
Short term benefits	416,787	397,084
Employees’ statutory profit sharing	1,007	490
Electric power	95,171	86,915
Maintenance and conservation	141,504	141,116
Professional fees	113,082	73,708
Insurances and bonds	43,946	36,337
Surveillance service	90,217	85,865
Cleaning service	66,624	62,992
Technical assistance (Note 19)	154,383	130,381
Right of use of assets under concession (DUAC)	204,736	178,342
Amortization and depreciation of intangible assets, furniture and equipment	399,279	380,514
Insurance	2,266	2,226
Consumption of commercial items	91,985	75,418
Construction services (Note 3.16.3)	663,170	714,024
Other	105,005	114,279

Total of aeronautical and non-aeronautical services costs, construction services cost and administrative expenses	$2,589,972	$2,480,479

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

Note 17 - Rentals under operating leases:

The Company leases commercial spaces inside and outside the terminals to third parties under operating lease agreements.  Following is a schedule (per year) of minimum future rentals on non-cancelable operating leases considering minimum guaranteed leases per passenger as of December 31, 2012.

For the years ended December 31:

2013	$1,538,289
2014	579,578
2015	530,313
2016	456,050
2017	190,418

Total	$3,294,648

The total contingent fees recognized as income in the period were of $97 in 2012 ($293 in 2011).

The lease agreements of the commercial spaces will expire in 2017.

Note 18 - Income tax, flat tax incurred and deferred:

The Company does not consolidate for tax effects.

a)           Income Tax (ISR)

In 2012 and 2011 the Company determined tax profit in its Subsidiaries in the amounts of  $2,776,223 and $2,178,410, respectively.  In the periods of 2012 and 2011 the tax profits were partially offset by the amortization of tax losses in the amounts of $346,386 y $349,063, respectively.

The tax result differs from the book result due to timing and permanent differences arising from the different bases for the recognition of the effects of inflation for tax purposes and from the permanent effects of items affecting only the book or tax result

Following is the analysis of deferred tax assets and liabilities:

	December 31		January 1
	2012	2011	2011
Deferred tax asset:

Deferred tax recoverable within the following 12 months	$10,344	$11,650	$27,108
Deferred tax recoverable after 12 months	23,270	8,868	8,862
Recoverable asset tax	272,120	393,531	393,531

	$305,734	$414,049	$429,501

Deferred tax liability:

Deferred tax payable within the following 12 months	$0	$0	$0
Deferred tax payable after 12 months	(1,805,441)	(1,799,734)	(1,890,590)

Deferred tax liability - Net	$(1,499,707)	$(1,385,685)	$(1,461,089)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

The provision for ISR at December 31, 2012 and 2011 is as follows:

	2012	2011

ISR current	$728,039	$548,805
ISR deferred	(7,390)	(75,404)
Cancellation of ISR on dividends (Note 14)	13,798

Provision for ISR	$734,447	$473,401

The reconciliation between the statutory and effective income tax rates is shown below:

	2012	2011

Consolidated income before ISR provisions:	$2,584,697	$2,143,519
Less:
Net income before taxes of subsidiaries that incurred in IETU	(208,212)	(306,455)

Income before ISR provisions	2,376,485	1,837,064

Statutory ISR rate	30%	30%

ISR that would result from applying the accounting ISR rate before ISR	712,945	551,119
Non-deductible items and other permanent differences	249	3,818
Annual adjustment for inflation	(1,465)	(9,432)
Change in accounting and tax depreciation rates	(22,734)	(28,121)
Cancellation of ISR provision of the previous period		(36,068)
Change in tax rate	809
Recognition of initial deferred ISR at the Airports in Merida and Oaxaca (1)	32,543
Other non-accrued income	(1,698)	(7,915)

Provision for ISR	$720,649	$473,401

Effective ISR rate	30%	26%

(1)   Based on the tax financial projections at December 31, 2012, which indicate that in the future the airports of Merida and Oaxaca will essentially pay ISR instead of IETU, the Company decided to recognize in the results of the period, a deferred ISR for these two Companies in the amount of ($67,037).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

Following is the effect of the main differences regarding deferred tax:

	Period ended
	December 31
	2012	2011

Current deferred income tax:
Accrued liabilities	$8,597	$8,689
Other current liabilities	1,747	2,961

Current deferred income tax - net	10,344	11,650

Non-current deferred income tax:
Tax losses carryforward	1,070	0
Other	22,200	8,868

Non-current deferred income tax	23,270	8,868

Non-current deferred payable income tax:
Fixed assets	(1,804,940)	(1,798,840)
Other deferred assets	(501)	(894)

Non-current deferred Iiability income tax	(1,805,441)	(1,799,734)

Total deferred income tax	(1,771,827)	(1,779,216)
Recoverable asset tax	272,120	393,531

Deferred income tax	$(1,499,707)	$(1,385,685)

The net movement of the deferred tax asset and liability during the year is explained as follows:

	Provision
	for impairment		Asset tax
	of credit	Furniture and	to
	portfolio	equipment	recover	Other	Total

At January 1 2011	$(8,862)	$1,890,590	$(393,531)	$(27,108)	$1,461,089
Credited or debited in the income statement	(6)	(90,856)	0	15,458	(75,404)

At December 31, 2011	(8,868)	1,799,734	(393,531)	(11,650)	1,385,685
Recovery of tax asset			121,411		121,411
Credited or debited In the income statement	(14,402)	5,707		1,306	(7,390)

At December 31, 2012	$(23,270)	$1,805,441	$(272,120)	$(10,344)	$1,499,707

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

b)           Flat rate business tax (IETU, for its initials ins Spanish)

The provision for IETU in the aforementioned Subsidiaries at December 31, 2012 and 2011, is analyzed as follows:

	2012	2011

IETU incurred	$8,007	$10,673
IETU deferred	(244,547)	56,849

Provision for IETU	$(236,540)	$67,522

At December 31, 2012 and 2011, the effect of the main temporary differences is analyzed as follows:

	2012	2011

Deferred IETU liability:
Airport concessions and rights of use of airport’s facilities, improvements on assets, furniture and equipment under concession	$4,810,358	$4,754,676
Accounts receivable, net of the reserve for bad debt	108,536	117,222
Other	(13,203)	13,256

	4,905,691	4,885,154
Applicable IETU rate	17.5%	17.5%

Deferred IETU liability	858,496	854,901
Cancellation of deferred liability IETU for the Airports of Merida and Oaxaca. See Note 18a.	(361,504)	0

Deferred IETU liabilities	$496,992	$854,901

Tax credits for:
Airport concessions and rights of use of airport’s facilities, improvements on assets, furniture and equipment under concession	$(136,797)	$(162,724)
Salaries and social security	(10,471)	(10,117)
Excess of deductions on taxable income	(18,557)	(33,375)

IETU deferred asset	(165,825)	(206,216)
Cancellation of deferred liability IETU for the Airports of Merida and Oaxaca. See Note 18a.	72,970	0

Deferred IETU asset	$(92,855)	$(206,216)

Deferred net IETU liability	$404,137	$648,685

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

The movement of the deferred asset and liability tax is explained as follows:

		Accounts		Credits
	Fixed	receivable		Furniture &	Wages &	Tax
	assets	net reserves	Provisions	equipment	salaries	losses	Total

At January 1, 2011	$789,878	$18,692	$(2,781)	$(175,454)	$(7,935)	$(30,565)	$591,835
Credit (debit) in the income statement	42,190	1,822	5,101	12,730	(2,182)	(2,811)	56,850

At December 31, 2011	832,068	20,514	2,320	(162,724)	(10,117)	(33,376)	648,685

IETU cancellation	(352,936)	(8,005)	(564)	60,239		12,730	(288,536)
Credit (debit) in the income statement	9,745	(1,520)	(4,630)	25,928	(354)	14,819	43,988

At December 31, 2012	$488,877	$10,989	$(2,874)	$(76,557)	$(10,471)	$(5,827)	$404,137

Following is the analysis of deferred assets and liability taxes:

	December 31		January1
	2012	2011	2011

Deferred asset tax:

Deferred tax to be recovered within the next 12 months	$17,095	$13,068	$15,723
Deferred tax to be recovered after 12 months	83,450	196,946	206,019

	$100,545	$210,014	$221,742
Deferred liability tax:

Deferred tax to be paid within the next 12 months	$(15,805)	$(26,631)	$(23,699)
Deferred tax to be paid after 12 months	(488,877)	(832,068)	(789,878)

Deferred liability tax - Net	$(404,137)	$(648,685)	$(591,835)

c)            Return of Asset Tax (IA, for its initials in Spanish) in accordance with the effective Flat Rate Business Tax (LIETU, for its initials in Spanish).

IA in excess to ISR effectively paid until December 31, 2007, (date in which this tax was abrogated) is subject to return in accordance with the procedure established in the LIETU considering the ten following periods until the 10% of the total IA paid, pending to be recovered without it exceeding the difference between the ISR paid in the period and the IA paid during the last three years, whichever is lower, in accordance with LIETU, when ISR incurred is higher than IA in any of those years, and is subject to be restated through the application of factors derived from INPC.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

The Company made a query before the Ministry of Finance and Public Credit (SHCP, for its initials in Spanish) in the sense of confirming a criteria through which the Company does not lose the right to recover a part of IA under this concept.  This matter is currently being followed up at the Federal Court.

In 2012 and 2011 IA was applied in the results under income taxes the amount of $11,462 in favor of some subsidiaries that will not be recoverable in accordance with the procedure established in the LIETU, which establishes that it will be recovered gradually every year and up to a maximum amount of 10% of the total IA paid in the 10 previous years to 2008.

Taxes to be recovered

At December 31, 2012 and 2011, and January 1, 2011, the tax credit is as follows:

	December 321		January 1
	2012	2011	2011

Income tax	$46,391	$42,726	$179,926
Income tax for dividends	110,981	437,021	227,362
Flat rate business tax	151,149	140,094	218,543
Asset tax	61,480	72,943	94,693

	$370,001	$692,784	$720,524

Note 19 - Balances and transactions with related parties:

During 2007,  an agreement was entered into by Grupo Aeroportuario del Sureste, S. A. B. de C. V., individual (GAS) and subsidiaries where, by being GAS a joint and several liability of them with regards to the obligations of each of the concessions of the Subsidiaries, is possible to contribute to the rehabilitation of its finances, to the compliance of the commitments established in the Master Development Plan and the compliance of operation expenses of the Subsidiaries that by their own and with their operation are not in capable of doing so.  Through said agreement, the Subsidiaries are obligated to perform a monthly payment of GAS in function of their economic capabilities and the financial requirements that the Subsidiaries have.

During the period of 2008, an agreement was entered into for use of licenses and trademarks between GAS and the Subsidiaries, where they are obligated to the payment of a fee for annual royalties, as long as it has positive financial results, and has the financial ability without it affecting the compliance of its investment commitments in the Master Development Plan, the compensation will be determined through the application of a percentage on the gross income without including the interests in Subsidiaries, financial products and exchange income.

Beginning September 2008, the airports of the group,  and Cancun Airport Services, S. A. de C. V. entered into a lease contract so that the latter operates, administers, and leases the commercial spaces that were granted by the Airports.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

19.1) Balances receivable and payable

At December 31, 2012, 2011 and January 1, 2011, respectively, the balances receivable (payable) with related parties that are shown in the consolidated statement of financial position, are integrated as follows:

	December 31		January 1
	2012	2011	2011

Accounts receivable (Note 7):
Compañía Mexicana de Aviación, S. A. de C. V. (Key direction personnel)	(**)	(**)	$25,631

Accounts payable and accrued expenses (Note 10):
Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (Stockholder)	$(35,810)	$(31,639)	(25,481)
Promecap, S. C. (Key direction personnel)	—	—	(466)
Lava Tap de Chiapas, S. A. de C. V. (Key direction personnel)	(272)	(474)	(316)
Teléfonos de México, S. A. de C. V. (Key direction personnel)	(**)	(**)	(150)
(*) Autobuses de Oriente, S. A. de C. V. (Stockholder)	—	(55)
(*) Autobuses Golfo Pacífico, S. A. de C. V. (Stockholder)	—

Total	(36,082)	(32,168)	(26,413)

Net	$(36,082)	$(32,168)	$(782)

(*)         Are considered Related Parties as of November 8, 2011.

(**)  At December 31 they were no longer Related Parties.

19.2) Transactions with related parties

At December 31, 2012 and 2011, the following transactions were held with related parties, which were entered into at the same prices and conditions as those that would have been used in comparable operations carried out by independent parties, in the following page:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

	2012	2011

Commercial income:
(*) Autobuses de Oriente, S. A. de C. V. (Stockholder)	5,378
(*) Autobuses Golfo Pacífico, S. A. de C. V. (Stockholder)	1,883
(*) Coordinados de México de Oriente, S. A. de C. V. (Stockholder)	113

Expenses
Stockholders:
Technical assistance (Note 19.4)	$(154,383)	$(130,381)

Related parties:
Administrative services	(6,351)	(4,254)
Leasing	(3,118)	(3,171)
Cleaning services	(7,328)	(10,621)
Other	(277)	(398)
Investment (transportation equipment)		(354)

(*)  Are considered related parties beginning in November 8, 2011.

19.3) Compensation of key personnel

Key personnel includes directors, members of the Steering Committee, and Committees. During the years ended December 31, 2012 and 2011, the Company granted the following benefits to the key management personnel, to the Steering Committee and to the different Committees of the Company:

	2012	2011

Short term salaries and other benefits Paid to key personnel (Note 3.14 (b))	$27,127	$23,827

Fees paid to the Steering Committee and Committees	5,455	5,363

19.4) Technical assistance agreement

In regards to the sale of series BB shares to Inversiones y Técnicas Aeroportuarias, S. A.P.I. de C. V., (ITA), ASUR signed a technical assistance agreement with ITA, where this company and its Stockholders agreed to provide management and consulting services and transfer knowledge and experience in the industry and technology to ASUR in exchange of a compensation.

The agreement is for an initial term of 15 years and renews automatically for subsequent five year periods, unless one of the parts delivers to the other a cancellation notice within a determined term previous to the programmed expiration date.  The Company can only exercise its termination right through the resolution of the Shareholders.  ITA began to provide its services under said contract since April 19, 1999.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

In accordance with the contract, the Company agreed to pay an annual compensation equivalent to the amount that results higher between a fixed amount of the 5% of the consolidated income of the Company before deducting the compensation for technical assistance and before the comprehensive financial results, ISR, depreciation and amortization, determined in accordance with Financial reporting Standards applicable in Mexico. Beginning 2003, the minimum fixed amount is of $2 million US Dollars.

The minimum fixed amount will be increased annually by the inflation rate of the United States plus the added value tax over the payment amount.  The Company entered into an amendment agreement for the technical assistance and transfer, where it is specified that the compensation will be paid on a quarterly basis beginning in January 1, 2008, such payments will be deducted from the annual compensation.

At December 31, 2012 and 2011, the expenses for technical assistance amounted $154,383 and $130,381, respectively.  ITA also has the right to refund the expenses incurred during the provision of the services under the agreement.  The BB series shares of ITA were affected to a trust in order to ensure the compliance of the technical assistance agreement, among other things.

Note 20 - Commitments and contingencies:

Commitments

a)           Beginning May 21, 2010, the Company leases a space for offices under an operating lease agreement with an available extension of 60 months. The monthly rent is of $19,653 US Dollars.

The total of minimum future payments derived from the non-cancellable operation lease agreement that shall be covered in the future are as follows:

Up to a year	$3,058
Between one and five years	4,077

Total	$7,135

The rent expense for the period covering January 1 through December 31, 2012 and 2011, was approximately of $3,118 and $3,171, respectively.

b)           In March 31, 2009, the Company received from the Ministry of Communications and Transportation (SCT, for its initials in Spanish) the approval of the Master Development Plan for the period of five years from 2009 through 2013 where the Company made the commitment to perform enhancement during those years.  At December 31, 2012, the investment commitment of this Master Development Plan are as follows:

Period	Amount

2013	$621,122(1)

(1)       Amounts in pesos adjusted at December 31, 2012 based on the Construction Prices Index (INPIC, for its initials in Spanish) in conformity with the terms of Master Development Plan.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

c)            Pursuant to the terms of purchase of the land in the bay of Huatulco that occurred in October 2008, the Company has the obligation to build 450 hotel rooms throughout four years and for that the Company has the intention of entering into agreements with third parties to develop the commitment acquired with FONATUR.  In February 26, 2009 the Company delivered to FONATUR its proposal of Touristic Integral Plan of this Project. In case of not complying with the committed advances in the different stages of the project or if not complying with the requirement assumed, the Company could be subject to penalties, including a fine of up to 6.5% of the value paid for the land or $17,200 and the potential termination of the sales agreement from FONATUR of the acquired land.  In December 6, 2011, the Company got an extension of one year from FONATUR for the construction of the referred hotel rooms. On March 26, 2013 FONATUR authorized the elimination of deadlines for submission of architectural designs, construction start and end dates referred to above. This notice from FONATUR clarified that all other applicable terms under the contract remain effective.

Contingencies

a)           The transactions of the Company are subject to the Federal and State Mexican Laws.

b)           Currently there are diverse labor suits against the Company, mainly related to the involuntary termination.  If unfavorable sentences result for the Company, they do not represent significant amounts.  The Company is in legal proceedings at the date of this report and a resolution has not been issued yet.  The total amount if this suits is of approximately $2,000.  At December 31, 2012, 2011 and January 1, 2011, the Company has not created any provisions for this concept.

c)            When bidding was concluded for the shares of the Airport Groups, the Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15% for tax purposes. In February 2012, the Ministry of Finance determined that an assessment of Ps.865.3 million was due from ASUR’s Cancún Airport subsidiary because it concluded that the amortization rate of 15% used to calculate amortization for 2006 and 2007 was invalid.  The Company believes that the Ministry of Finance’s position is erroneous and will file an appeal to overturn this determination.  Although ASUR believes that it has a strong legal position, it can make no assurances that it will prevail in its appeal, and if it were to lose the appeal, the consequences could include fines, penalties and other adverse consequences, which ASUR currently estimates would total Ps.334.2 million, which could have a material adverse effect on its results and balance sheet.

d)           The Santa Maria Huatulco municipal government has initiated legal procedures against the Company to claim payment of the property tax of the land where the airport is located.  The Company believes that there are no legal grounds for the suit, as has been the case in other Group airports where the Company was handed down a favorable ruling concerning the payment of the tax in question (although the municipality has since taken legal action to file a request for a motion for reconsideration).  Management believes that any liabilities relating to these claims are not likely to have a material adverse effect on the Company’s consolidated financial position or the results of its operations and consolidated cash flows.  At December 31, 2012, the Company has set up a reserve in this regard.

e)            The Mexican Department of Civil Aviation (DGAC) has filed twelve administrative lawsuits against the Company based on a series of audits carried out from 2004 to 2006 and 2010 to different airports.  The Company has begun counter-proceedings, as it considers that these lawsuits are invalid due to the inappropriateness of procedures followed by the DGAC and has obtained favorable firm sentence in one of them, the resolution of the rest is expected in the same manner.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

f)             The Local Government Fiscal Audit and Legal Administration of Tapachula, determined that Aeropuerto de Tapachula, S. A. de C. V., must file a tax loss decreased in 2004 in the amount of $ 11.2 million. The Company believes that it is inappropriate and initiated a proceeding for annulment of this decision.

Note 21 - Segment Information:

The information by segments is shown as follows:

Year that ended						Consolidation
December 31, 2012	Cancun	Villahermosa	Merida	Services	Other	adjustments	Total

Aeronautical revenue	$2,141,267	$122,405	$184,536	$—	$400,928	$—	$2,849,136
Non-aeronautical revenue	1,434,855	36,688	53,303	—	82,739	—	1,607,585
Revenue for construction services	351,419	37,937	31,041	—	242,773	—	663,170

Operating income	1,873,352	53,271	63,865	2,301	537,130		2,529,919

Total assets	13,038,428	1,028,987	1,435,363	16,669,979	4,077,276	(17,140,795)	19,109,238

Improvements to assets under Concession and acquisition of Furniture and equipment for The period	338,629	27,484	27,832	2,517	234,621		631,083

Amortization and depreciation	(256,989)	(22,923)	(33,075)	(1,413)	(87,545)		(401,545)

Year that ended						Consolidation
December 31, 2011	Cancun	Villahermosa	Merida	Services	Other	adjustments	Total

Aeronautical revenue	$1,857,663	$103,776	$177,244	$—	$359,661	$—	$2,498,344
Non-aeronautical revenue	1,201,446	33,900	47,925	—	77,667	—	1,360,938
Revenue for construction services	271,795	49,900	90,882	—	301,447	—	714,024

Operating income	1,571,556	40,883	68,743	1,652	409,993		2,092,827

Total assets	12,632,006	1,005,089	1,419,598	15,743,787	3,673,570	(15,875,767)	18,598,283

Improvements to assets under concession and acquisition of furniture and equipment for the period	302,602	62,697	74,430	1,923	316,242		757,894

Amortization and depreciation	(250,489)	(20,027)	(31,142)	(1,250)	(79,832)		(382,740)

Note 22 - Adoption of International Financial Reporting Standards

Until 2011, the Company issued its consolidated financial statements in accordance with Mexican Financial Reporting Standards. Beginning January 1, 2012, the Company issues its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

The figures included in these consolidated financial statements that refer to year 2011 have been reconciled to the 2012 figures in order to be presented with the same principles and criteria applied in 2012.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

22.1. Exceptions and exemptions

22.1.1 Mandatory exceptions

IFRS 1 “First-time Adoption of International Financial Reporting Standards” is the standard that should be applied when an entity presents its first annual or intermediate financial statements prepared under IFRS. IFRS 1 allows certain exemptions from the general requirement to apply IFRS retroactively to the date of transition.  The Company has applied the following mandatory exceptions in the preparation of the financial statements following the accounting framework of IFRS and specifically IFRS 1:

The estimates at January 1, 2011 are consistent with the estimates at that date according to Mexican Financial Reporting Standards.

The other mandatory exceptions of IFRS 1 that have not been applied since the accounting effects are not relevant in the financial statements of the group are the following:

Disposal of financial assets and liabilities;

Accounting for hedges;

Non-controlling interests; and

Government loans

22.1.2 Optional exemptions

The Company is applying the following optional exemptions:

a.            Deemed cost - IFRS 1 allows the option of measuring property, plant and equipment at its fair value as well as certain intangible assets, at the date of transition into IFRS and use such fair value as its deemed cost at that date or use an updated book value determined under Generally Accepted Accounting Principles previously used, if said updated book value are comparable with: a) fair value; or b) cost or depreciated cost in accordance with IFRS, adjusted to recognize changes in an inflation index.

The Company adopted the values it had in its books at December 31, 2010 under MFRS, as deemed cost at the date of transition.

b.            Financial or intangible assets accounted in conformity with IFRIC 12.- IFRIC 12 applies to the contractual agreements through which an operator of the private sector participates in the development, financing, operation and maintenance of the infrastructure of the services of the public sector.  The interpretation should be applied in the annual periods that begin in January 1, 2008.

IFRS 1 allows companies that adopt IFRS for the first time as the accounting framework, to be able to apply the transitory dispositions of IFRIC 12.  Transitory dispositions of IFRIC 12 indicates that they should be applied in a retroactive manner, unless it is not practical.  The Company has registered as initial balances of the adoption of IFRIC 12, the accounting balances previously registered under MFRS, which contain inflation effects since it is not practical to reconstruct the financial information.

Since Asur applied the accounting guidelines of INIF 17 “Services concession agreements” beginning on January 1, 2010, which in essence is similar and converged with the accounting guidelines of IFRIC 12, ASUR registered the effects mentioned in the previous paragraph one year before.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

22.2. Reconciliation of Mexican FRS with IFRS

The following reconciliations offer the quantification of the impact of the transition into IFRS.  The following reconciliations detail the transition effect in regards to:

1)         Consolidated statement of financial position at January 1, 2011.

2)         Consolidated statement of financial position at December 31 2011.

3)         Consolidated comprehensive income statement for the period between January 1 through December 31, 2011.

RECONCILIATION OF THE STATEMENT OF CONSOLIDATED FINANCIAL POSITION

AT JANUARY 1, 2011

(Thousands of Mexican Pesos)

		Mexican	Transition
	Reference	FRS	effects	IFRS
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$1,534,805		$1,534,805
Accounts receivable - Net		389,960		389,960
Recoverable taxes, ISR, IETU and IMPAC		720,524		720,524
Other assets		99,391		99,391

Total current assets		2,744,680		2,744,680

NON-CURRENT ASSETS
Land, furniture and equipment - Net		305,629		305,629
Intangible assets, airport concessions
Net		14,954,682		14,954,682
Deferred profit sharing	c	2,905	$(2,905)

Total assets		$18,007,896	$(2,905)	$18,004,991

LIABILITIES AND CAPITAL

CURRENT LIABILITIES:
Bank loans		$243,102		$243,102
ISR payable		24,710		24,710
Accounts payable and accrued expenses	e	228,849	$18,339	247,188

Total current liabilities		496,661	18,339	515,000

NON-CURRENT LIABILITIES:
Bank loans		647,503		647,503
Deferred income tax		1,461,089		1,461,089
Flat rate business tax	b	595,369	(3,534)	591,835
Employees’ benefits	d	11,817	(7,835)	3,982

Total liabilities		3,212,439	6,970	3,219,409

CAPITAL:
Capital stock	a	12,799,204	(5,031,928)	7,767,276
Capital reserves	a	966,063	(23,848)	942,215
Accrued earnings	a,b,c,d,e	1,030,190	5,045,901	6,076,091

Shareholders’ equity of the controlling interest		14,795,457	(9,875)	14,785,582
Non-controlling interest		0	0	0

Total shareholders’ equity		14,795,457	(9,875)	14,785,582

Total liabilities and shareholders’ equity		$18,007,896	$(2,905)	$18,004,991

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

RECONCILIATION OF THE STATEMENT OF CONSOLIDATED FINANCIAL POSITION

AT DECEMBER 31, 2011

(Thousands of Mexican Pesos)

		Mexican	Transition
	Reference	FRS	effects	IFRS
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$1,638,661		$1,638,661
Accounts receivable - Net		462,102		462,102
Recoverable taxes, ISR, IETU and IMPAC		692,784		692,784
Other assets		74,524		74,524

Total current assets		2,868,071		2,868,071

NON-CURRENT ASSESTS:
Land, furniture and equipment - Net		306,504		306,504
Intangible assets, airport concessions
Net		15,423,708		15,423,708
Deferred profit sharing	c	3,862	$(3,862)	0

Total assets		$18,602,145	$(3,862)	$18,598,283

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank loans		$374,640		$374,640
Income tax payable		27,932		27,932
Accounts payable and accrued expenses	e	336,042	$22,099	358,141

Total current liabilities		738,614	22,099	760,713

NON-CURRENT LIABILIITIES:
Bank loans		321,950		321,950
Deferred income tax		1,385,685		1,385,685
Deferred flat rate business tax	b	652,903	(4,218)	648,685
Employees’ benefits	d	15,180	(10,561)	4,619

Total liabilities		3,114,332	7,320	3,121,652

CAPITAL:
Capital stock	a	12,799,204	(5,031,928)	7,767,276
Capital reserves	a	1,035,233	(23,934)	1,011,299
Accrued earnings	a,b,c,d,e	1,653,376	5,044,680	6,698,056

Stockholders’ equity of the controlling interest		15,487,813	(11,182)	15,476,631
Non-controlling interest		0	0	0

Total stockholders’ equity		15,487,813	(11,182)	15,476,631

Total liabilities and stockholders’ equity		$18,602,145	$(3,862)	$18,598,283

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

RECONCILIATION OF THE CONSOLIDATED COMPREHENSIVE INCOME STATEMENT OF THE PERIOD

BETWEEN JANUARY 1 THROUGH DECEMBER 31, 2011

Thousands of Mexican Pesos

		Mexican	Transition
	Reference	FRS	effects	IFRS
INCOME:
Aeronautical services		$2,498,344	$	$2,498,344
Non-aeronautical services		1,360,938		1,360,938
Construction services		714,024		714,024

Total income		4,573,306		4,573,306

OPERATION COSTS AND EXPENSES:
Cost of aeronautical and non-aeronautical services	e	1,596,725	1,667	1,598,392
Cost of construction services		714,024		714,024
Administrative expenses		168,063		168,063

Total operation costs and expenses		2,478,812	1,667	2,480,479

Operational income		2,094,494	(1,667)	2,092,827

Interest credit		66,727		66,727
Interest debit		(39,420)		(39,420)
Earnings from exchange fluctuation		20,724		20,724
Earnings in the fair value of financial instruments		2,661		2,661
		50,692		50,692

Extraordinary expenses	f	239	(239)	0

Income before income tax		2,145,425		2,143,519

Income tax:
Asset tax		11,462		11,462
Income tax		473,401		473,401
Flat rate business tax	b	68,206	(684)	67,522

Net income for the period		$1,592,356	$(1,222)	$1,591,134

Other comprehensive results:
Actuarial earnings and losses			(85)	(85)

Total comprehensive income for the period		$1,592,356	$(1,307)	$1,591,049

Comprehensive results of the period attributable to:
Controlling interest		1,592,356	$(1,307)	1,591,049
Non-controlling interest		0	0	0

Total comprehensive result for the period		$1,592,356	$(1,307)	$1,591,049

Earnings per basic and diluted share expressed in Mexican pesos		$5.31		$5.31

The transition to Mexican FRS did not have any impact on the cash flows generated by the Group.  Also, the reconciling items between Mexican FRS and IFRS do not have a net impact on the generated cash flows.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

22.3. Explanation of the effects of the transition into IFRS

a.            Recognition of the effects of inflation

Since the Company and its main subsidiaries are in a non-hyperinflationary economic environment, the effects of inflation recognized under Mexican FRS until 2007 were removed, for the non-hyperinflationary periods except for “Land, furniture and equipment, intangible assets under concessions, rights of assets under concession, and improvements to assets under concession” for which the exemption of the cost attributed to IFRS 1 in Note 22.1 was used.

Resulting from the above, the effect for conversion was the following:

Reference	Description	Amount

Debit	Capital	$5,031,928
Debit	Legal reserve	23,025
Credit	Accrued results	5,054,953

b.            Deferred taxes (Deferred income tax and flat rate business tax)

IAS 12 “Income Tax” requires that the assets and liabilities for deferred taxes are presented by their net amount only when they refer to taxes encumbered by the same tax authority on the same fiscal entity, existing the right legally recognized of compensate assets and liabilities by incurred taxes.  The Company reclassified in the transition date the amounts of deferred tax not subject to compensation.

Additionally, the Company adjusted the deferred tax in accordance to IAS 12 “Income Tax”, using the book value of the assets and liabilities recognized under IFRS.

Resulting from the above, the conversion effect was as follows:

At December 31, 2011

Reference	Description	Amount

Debit	Flat rate business tax	$684
Credit	Flat rate business tax for the period	684

At January 1, 2011

Reference	Description	Amount

Debit	Flat rate business tax	$3,534
Credit	Retained earnings	3,534

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

c.             Deferred employees’ statutory profit sharing (PTU, for its initials in Spanish)

Pursuant to IAS 19 “Employee Benefits”, PTU is considered as a benefit for the employees since it is paid based on the services provided by the employees, the expense for PTU recognized refers only to the incurred.  The deferred PTU is not recognized based on the method of assets and liabilities since that method only applies to income taxes.  Due to the above, beginning on the date of transition, the Company eliminated the balance for deferred PTU in the financial statements.

Derived from the above, the effect for conversion was the following:

At December 31, 2011

Reference	Description	Amount

Debit	Deferred PTU	$(957)
Credit	Retained earnings	(957)

At January 1, 2011

Reference	Description	Amount

Debit	Deferred PTU	$(2,905)
Credit	Retained earnings	(2,905)

d.            Labor obligations

MFRS D-3 “Employee benefits” establishes that all benefits arising from end of employment, including those paid for involuntary separation, are considered in the actuarial calculation to calculate the respective liability for labor obligations. Under  IAS 19 “Employee benefits”, an entity recognizes benefits for termination of employment as liabilities, provided the entity is required to (a) terminate the agreement with an employee prior to the retirement date, or (b) establishes termination benefits as a result of offers made to promote voluntary resignation.  Therefore, the Company cancelled the provision recorded at the transition date by the amounts of $7,835 and  $2,727 at December 31, 2011.  Under MFRS 1 “Initial adoption of International Financial Reporting Standards”, the Company recorded its accrued actuarial gains and losses under retained earnings at the transition date.  Therefore, the balance sheet at transition date shows the entirety of the liability for employee benefit plans.  According to IAS 19 “Employee benefits”, the Company will recognize future actuarial gains and losses under the comprehensive income.

Resulting from the above the effect for conversion was the following:

At December 31, 2011

Reference	Description	Amount

Debit	Labor obligations - settlement	$2,727
Debit	Capital reserves Actuarial losses	85
Credit	Retained earnings	2,812

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

At January 1, 2011

Reference	Description	Amount

Debit	Labor obligations - settlement	$7,835
Debit	Capital reserves Actuarial losses	823
Credit	Retained earnings	8,658

e.             Labor Obligations - Vacation provision

According to IAS 19 “The Company should recognize the expected cost of the compensated absences with accumulative rights at the end of each period, the method consists of measuring the obligations of the amounts of the additional payments that the Company expects to perform specifically for the right to compensated absences at the date of the balance sheet.

Resulting from the above the conversion effect was as follows:

At December 31, 2011

Reference	Description	Amount

Credit	Reserve for vacation	$3,760
Debit	Retained earnings	3,760

At January 1, 2011

Reference	Description	Amount

Credit	Reserve for vacation	$18,339
Debit	Retained earnings	18,339

RECLASSIFICATIONS

f.              Non-ordinary items in the income statement

The items contained in the statement of income as non-ordinary items, were reclassified to ordinary operating expenses within cost and operating expenses as this classification does not exist under IFRS.

Resulting from the above the conversion effect was as follows:

Reference	Description	Amount

Debit	Operation costs and expenses	$239
Credit	Non-ordinary items	239

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2012, 2011 and January 1, 2011

Note 23 - Subsequent events:

Luis Muñoz Marín San Juan de Puerto Rico International Airport

I.     On February 27, 2013, Aerostar Airport Holdings, LLC (“Aerostar”) announced that it had obtained approval by the United States Federal Aviation Administration (“FAA”) to lease and operate the San Juan Luis Muñoz Marin (“SJU”) International Airport as a public-private partnership.  Aerostar is a joint venture between Highstar Capital and Grupo Aeroportario del Sureste, S.A.B. de C.V. (“ASUR”), through its subsidiary Aeropuerto de Cancún, S.A. de C.V. (Cancún). Both Highstar and Asur each hold 50% of the partnership interests in Aerostar, which has the forty-year lease to manage and upgrade SJU.

II.    The initial leasehold fee payment made by Aerostar related to the transaction was made to the Ports Authority of Puerto Rico on February 27, 2013 and totaled $615 million US Dollars.  Aerostar was funded as follows: a) $232 million US Dollars of equity contributions provided by ASUR and Highstar based on 50% participation each, b) $350 million US Dollars debt private placement and   c) a subordinated loan provided by ASUR in the amount of $100 million US Dollars. The terms of the loan were set at Libor plus 210 basis points. A portion of the ASUR subordinated loan will be used by Aerostar for working capital purposes.

The $350 million private placement of debt issued by Aerostar has the following key terms and conditions:

Term:	22 years with an average life of 15.7 years
Yield	2.39%
Spread credit (bps)	+336
Coupon	5.75%

III.  To source its funding, on February 15, 2013 Cancun signed a credit agreement with BBVA Bancomer and Bank of America Merrill Lynch for U.S. $215.0 million, with 5 year term and an interest rate of Libor plus 199 basis points.

Shares’ structure

As of today, the capital stock of ASUR is represented by the investing public (67.19%), ITA (7.65%), Servicios Estrategia Patrimonial, S. A. de C. V. (7.12%), Agrupación Aeroportuaria Internacional III, S. A. de C. V. (5.46%) and Corporativo Galajafe, S. A. de C. V. (12.58%).  See Note 1.

Note 24 - Authorization of the financial statements:

The consolidated financial statements and their 24 notes are an integral part of the consolidated financial statements, which were approved for their issuance in April 8, 2013, by C.P. Adolfo Castro Rivas, General Director of Grupo Aeroportuario del Sureste, S. A. B. de C. V.