Form 20-F
period 2013-12-31
SOUTHEAST AIRPORT GROUP
filed 2014-04-09
CIK 1123452

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

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

acastro@asur.com.mx

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

Item 2.                                                         Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                                         Key Information

Selected Financial Data

We publish our financial statements in Mexican pesos.  The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  Our date of transition to IFRS was on January 1, 2011.  Pursuant to IFRS, financial data in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F are stated in pesos.  Our financial statements for the year ended December 31, 2013 are subject to ratification by our shareholders at the next annual stockholders meeting.

This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.1155 to U.S.$1.00, the exchange rate for pesos on January 2, 2014 as published by the U.S. Federal Reserve Board.  On March 28, 2014, the noon buying rate for pesos, as published by the U.S. Federal Reserve Board was Ps.13.09 per U.S.$1.00.

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

	As of and for the year ended December 31,
	2011		2012		2013
	(thousands of Mexican pesos)(1)						(thousands of dollars)(2)
Income statement data:
IFRS:
Revenues:
Aeronautical services(3)	Ps.	2,498,344	Ps.	2,849,136	Ps.	3,076,737	U.S.$	234,588
Non-aeronautical services(4)	1,360,938		1,607,585		1,782,753		135,927
Construction services	714,024		663,170		586,596		44,725
Total revenues	4,573,306		5,119,891		5,446,086		415,240
Operating expenses:
Cost of services	(906,929)		(984,495)		(995,157)		(75,876)
Construction expenses	(714,024)		(663,170)		(586,596)		(44,725)
General and administrative expenses	(168,063)		(181,644)		(178,560)		(13,614)
Technical assistance fee(5)	(130,381)		(154,383)		(173,259)		(13,210)
Government concession fee(6)	(178,342)		(204,735)		(223,132)		(17,013)
Depreciation and amortization	(382,740)		(401,545)		(418,273)		(31,982)
Net comprehensive financing	50,692		54,778		18,641		1,421
Participation in the results of associated entities(7)	—		—		(143,452)		(10,938)
Income before taxes	2,143,519		2,584,697		2,746,298		209,393
Provision for taxes	(552,385)		(509,369)		(449,425)		(34,267)
Net income	1,591,134		2,075,328		2,296,873		175,127
Basic and diluted earnings per share(8)	5.31		6.92		7.66		0.6
Basic and diluted earnings per ADS (unaudited)(9)	53.04		69.18		76.56		5.8
Other Operating Data (Unaudited):
Total passengers (thousands of passengers)	17,539.80		19,246.64		21,079.66		21,079.66
Total air traffic movements (thousands of movements)	250.9		260.0		267.2		267.2
Total revenues per passenger (in pesos or dollars)	260.7		266.0		258.4		20.0
Balance Sheet Data:
IFRS:
Cash and cash equivalents	Ps.	1,638,661	Ps.	2,265,427	Ps.	1,259,562	U.S.$	96,036
Total current assets	2,868,071		3,164,783		2,554,114		194,740
Airport concessions, net	15,423,708		15,629,821		15,790,796		1,203,980
Total assets	18,598,283		19,109,238		21,416,494		1,632,915
Current liabilities	760,713		694,980		667,968		50,930
Total liabilities	3,121,652		2,638,243		5,132,278		391,314
Capital Stock	7,767,276		7,767,276		7,767,276		592,221
Net equity/stockholders’ equity	15,476,631		16,470,995		16,284,216		1,241,601
Cash Flow Data:
IFRS:
Cash flow provided by operating activities	1,915,403		2,649,244		2,379,514		181,248
Cash flow used in financing activities	(1,132,751)		(1,483,470)		(77,340)		(5,897)
Cash flow used in investing activities	(678,796)		(539,008)		(3,308,039)		(252,224)
(Decrease) Increase in cash and cash equivalents	103,856		626,766		(1,005,865)		(76,693)

(1)          Except for operating data.  Per share and per passenger peso amounts are expressed in pesos (not thousands of pesos).

(2)          Except for operating data.  Translated into dollars at the rate of Ps.13.1155 per U.S. dollar, the Federal Reserve Board exchange rate for Mexican pesos at January 2, 2014.  Per share and per passenger dollar amounts are expressed in dollars (not thousands of dollars).

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

(5)          Since April 19, 1999, we have paid Inversiones y Técnicas Aeroportuarias, S.A.P.I.  de C.V. (“ITA”)  a technical assistance fee under the technical assistance agreement entered into in connection with the purchase by ITA of its Series BB shares.  This fee is described in “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA.”

(6)          Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law.  The concession fee is currently 5% of each concession holder’s gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession.

(7)          Reflects our equity participation in the net income (loss) of Aerostar, the operator of LMM Airport.

(8)          Shares outstanding for all periods presented were 300,000,000.

(9)          Based on the ratio of 10 Series B shares per ADS.

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate expressed in Mexican pesos per U.S. dollar.  The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period.  The data provided in this table is based on the rates published by the U.S. Federal Reserve Board in its H. 10 Weekly Release of Foreign Exchange Rates.  We have not restated the rates in constant currency units.  All amounts are stated in Mexican pesos.  We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2009	15.41	12.63	13.06	13.50
2010	13.19	12.16	12.38	12.62
2011	14.25	11.51	13.95	12.43
2012	14.37	12.63	12.76	13.15
2013	13.43	11.98	13.12	12.76
October 2013	13.25	12.77	13.00	12.99
November 2013	13.24	12.87	13.11	13.06
December 2013	13.22	12.85	13.10	13.01
2014	13.51	13.00	13.23	13.25
January 2014	13.46	13.00	13.36	13.22
February 2014	13.51	13.20	13.23	13.29
March 2014(2)	13.33	13.14	13.09	13.21

(1)         Average of month-end rates or daily rates, as applicable.

(2)         Through March 28, 2014.

Source:  Federal Reserve Board H.10 Weekly Release (2009-2014).

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

On December 31, 2013, the U.S. Federal Reserve Board noon buying rate was Ps.13.10 per U.S.$1.00.  On March 28, 2014, the noon buying rate for pesos, as published by the U.S. Federal Reserve Board was Ps.13.09 per U.S.$1.00.

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

On October 21, 2005, Hurricane Wilma struck the Yucatán Peninsula, causing severe damage to the infrastructure of the Cancún and Cozumel airports and to our administrative office building in Cancún.  Cancún and Cozumel airports were closed for approximately 62 hours and 42 hours, respectively, and airport operations were disrupted for several weeks thereafter.  The hurricane also inflicted extensive damage on the hotel and tourist infrastructure in Cancún, the Mayan Riviera region and Cozumel, which led to sharply reduced air passenger traffic at our airports, especially in the fourth quarter of 2005 and during the first half of 2006.  During the fourth quarter of 2005, our passenger traffic decreased 33.1% relative to the same period in 2004, reflecting the decline in passenger traffic.  Tourism in Cancún and the Mayan Riviera has by now largely recovered from Hurricane Wilma. Although tourism declined substantially in Cozumel after Hurricane Wilma in 2005, the numbers of tourists visiting Cozumel has since increased and the number of cruise passengers has recently stabilized at 2.75 million cruise passengers in each of 2012 and 2013, in part due to an increase in the number of cruise ships stopping in the area since 2005 and in part due to Cozumel and Mahahual again being perceived as safe cruise destinations.

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

In 2013, 58.1% of the international passengers served by our airports arrived or departed on flights originating in or departing to the United States.  Thus, our business is dependent on the condition of the U.S. economy, and is particularly influenced by trends in the United States relating to leisure travel, consumer spending and international tourism.  Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.  The U.S. economy recently experienced a recession.  In 2009, the U.S. gross domestic product decreased at an annualized real rate of 2.4%, during which time our international passenger traffic decreased by 12.7%.  In 2010, the U.S. economy showed improvement, with the gross domestic product increasing at an annualized real rate of 2.9%, and our international passenger traffic increasing by 11.7%.  In 2011, the recovery of the U.S. economy slowed slightly, with the gross domestic product increasing at an annualized real rate of 1.7% and our international passenger traffic increasing by 2.6%.  In 2012,the recovery of the U.S. economy improved slightly, with the gross domestic product increasing at an annualized real rate of 2.2%.  In 2013, the U.S. economy continued to improve, with the gross domestic product increasing at an annualized rate of 2.7%, and our international passenger traffic increasing 10.3%.  The Congressional Budget Office forecasts that the real GDP will grow by 3.1% in 2014, the largest rise in nearly a decade. Concerns have been raised by the European Central Bank that the recent financial crisis in Europe may dampen economic activity, and therefore the economic recovery of the United States.  If the pace of economic recovery of Europe and the United States were to slow, it could have a material adverse effect on our results of operations due to decreased passenger traffic from the United States and Europe.

Fluctuations in international petroleum prices could reduce demand for air travel.

Fuel represents a significant cost for airlines.  International prices of fuel have experienced significant volatility in recent years.  Most of our airline customers use kerosene-based jet fuel, the price of which is based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport.  Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.81 per gallon on September 12, 2008, it has continued to fluctuate in 2013, with a low of U.S.$2.60 per gallon on May 1, 2013 and a high of U.S.$ 3.30 per gallon on February 11, 2013, according to the Energy Information Administration of the U.S. Department of Energy.  As of March 27, 2014, the U.S. Gulf Coast spot price for jet fuel was U.S.$ 2.83 per gallon.  Notwithstanding prices becoming more stable, the price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks.  In addition, a number of airlines have engaged in hedging strategies with respect to fuel prices.  In the event of a decline in oil prices, these hedging strategies may result in those airlines incurring significant derivative-related liabilities.  Increases in airlines’ costs may result in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability.  In December 2013, the International Air Transport Association, or “IATA”, revised its 2013 financial forecast for the global commercial airline industry, estimating net post-tax profits of about from U.S.$12.9 billion, up from the U.S.$11.7 billion estimated in September 2013, due to lower jet fuel prices and improved industry structure.  The forecast also indicated that net profit margins were expected to exceed 2.6 % in 2014.  In March 2014, IATA revised its 2014 financial projections for the airline industry, estimating net-post tax profits of about US$18.7 billion, due to structural improvement in the financial performance of airlines, a solid momentum in the recent cyclical economic upturn and relative stability in oil prices.  However, IATA raised concerns that the crisis in the Ukraine has increased geo-political risk and put upward pressure on oil prices.

Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers, including United Air Lines (previously United Air Lines and Continental Airlines) (which accounted for 5.4% of our revenues in 2011, 5.0% in 2012 and 4.9% in 2013), American Airlines (previously American Airlines and US Airways) (which accounted for 7.0% of our revenues in 2011 and 2012 and 7.0% in 2013) and Aeromexico (which accounted for 5.4% of our revenues in 2011 5.3% of our revenues in 2012 and 5.0% of our revenues in 2013).

On August 2, 2010, Mexicana, one of Mexico’s two largest carriers and previously the airline which accounted for the largest share of our passenger traffic, filed for bankruptcy protection in Mexico and in the United States.  On August 28, 2010, Mexicana, Mexicana Click, formerly known as Aerovías Caribe, and Mexicana Link (which we refer to collectively as “Grupo Mexicana”) ceased operations, and Mexicana Click and Mexicana Link filed for bankruptcy protection on September 7, 2010.  Since Grupo Mexicana ceased operations, approximately 94.4% of the routes that it flew have been taken over by other airlines, and passenger traffic levels at our airports have increased.  Other airlines that serve our airports, including American Airlines, United Airlines and Delta Airlines, have also undergone bankruptcies over the past ten years.

We do not have contracts with any airlines that obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports.  Our current agreements with our principal airline customers will expire in 2015 and 2016.  We expect that we will continue to generate a significant portion of our revenues from a relatively small number of airlines in the foreseeable future.  Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.

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

When bidding was concluded for the shares of the Mexican airport group that became ASUR, The Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance determined that this agreement was invalid and that it should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination.  In May 2013, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance with respect to income taxes.  As of April, 2014, the appeal is still pending resolution with respect to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws, and if we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

The FAA could downgrade Mexico’s air safety rating again, which could result in a decrease in air traffic between the United States and our airports.

On July 30, 2010, the United States Federal Aviation Administration (“FAA”) announced that, following an assessment of Mexico’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (“ICAO”), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2.”  Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances, code-sharing arrangements between Mexican and United States’ airlines were suspended, and operations by Mexican airlines flying to the United States were subject to greater FAA oversight.  These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines or, in some cases, an increase in that cost of service, which resulted in a decrease in demand for travel between our airports and the United States.  Approximately 2.9%, 1.9% and 2.6% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2011, 2012 and 2013, respectively.

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

In 2013, Ps. 4,168.1 million (including construction services) or 76.5% of our revenues were derived from operations at Cancún International Airport.  During 2011, 2012 and 2013, Cancún International Airport represented 74.2%, 75.1% and 75.7%, respectively, of our passenger traffic and 48.0%, 49.2% and 50.8%, respectively, of our air traffic movements.  The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control.  For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico.  Although these reports generally indicate that this increase in violence affects mostly cities in northern Mexico and the west coast of Mexico and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit.  In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination.  We cannot assure you that tourism in Cancún will not decline in the future.  Any event or condition affecting Cancún International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

Increases in prevailing interest rates could adversely affect our financial condition.

An increase in prevailing interest rates could adversely affect our financial condition. As of December 31, 2013, we had Ps.2,840.9 million in outstanding indebtedness.  All of our current peso-denominated debt is charged interest at a rate based on the 28-day Interbank Equilibrium Interest Rate, or Tasa de Interés Interbancaria de Equilibrio (“TIIE”).  Additionally, on February 15, 2013, our Cancún airport subsidiary obtained a U.S.$215.0 million loan, which is charged interest at a rate based on the one-month London Interbank Offered Rate (“LIBOR”).  TIIE and LIBOR fluctuate on a regular basis.  Any increased interest expense associated with increases in interest rates affects our cash flow and our ability to service our debt absent the benefit from any hedging arrangements.  All of our current peso- and U.S. dollar-denominated debt is unhedged.  Accordingly, an increase in the prevailing TIIE or LIBOR applicable to our loans would increase our debt service costs, which in turn would negatively affect our result of operations.  For further details regarding our indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

Historically, a majority of our revenues have been from aeronautical services, and our principal source of aeronautical revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2013, passenger charges represented 44.6% of our consolidated revenues.

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

In 2011, 2012 and 2013, approximately 69.6%, 70.5% and 68.0% respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport.  As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.  In 2007, Mexico City International Airport opened Terminal 2 with 23 boarding gates, boarding bridges and three remote boarding gates served by buses, thus increasing its terminal capacity.  However, we cannot assure you that the airport’s operations will not decrease in the future. In 2013, domestic passenger traffic to and from Mexico City increased 4.6% as a result of low-cost airlines expanding their operations in Mexico City.

Additionally, Toluca International Airport, which is located approximately 64 km from Mexico City, has recently emerged as a complementary airport to Mexico City International Airport.  Toluca International Airport is largely served by low-cost airlines that cater to domestic passengers.  Traffic to and from Toluca represented 4.8% of domestic passengers traveling through our airports in 2011, 2.5% in 2012 and increased to 3.2% of domestic passengers in 2013.  Any event or condition that adversely affects Mexico City International Airport or Toluca International Airport could adversely affect our business, results of operations, prospects and financial condition.

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

In recent years, many airlines have reported substantial losses.  Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral.  Furthermore, passenger charges, which accounted for 44.6% of our revenues in 2013, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight.  If any of our key customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges.  For example, as a result of the Grupo Mexicana bankruptcy, we estimate that Ps.128.0 million in accounts receivable could be at risk of not being recovered, which represented approximately 21.0% of our total accounts receivable as of December 31, 2013.  We are an unsecured creditor with respect to these amounts, and we cannot assure you how much, if any, of these amounts we will be able to recover.  Mexicana has not stated when it will recommence operations, and we may not recover the Ps.128.0 million that we have reserved for unrecoverable accounts receivable from Mexicana.

Additionally, in November 2011, American Airlines, Inc. and certain of their respective affiliates filed for bankruptcy protection in the United States.  On December 9, 2013 a U.S. Bankruptcy judge approved the completion of a merger between AMR Corp., the parent company of American Airlines, Inc. and US Airways Group, Inc.  American Airlines exited from bankruptcy on the same day.  The new company has kept the American Airlines name and is now the world’s largest airline.  During the bankruptcy proceeding, American Airlines continued to operate normally in our airports and we continued to collect amounts due from it in compliance with the existing contractual arrangements, and therefore we did not increase our reserve for doubtful accounts.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for approximately 37.8% of our total employees as of December 31, 2013), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

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

Fernando Chico Pardo and Grupo ADO, S.A. de C.V., through their own investment vehicles and their interests in Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V., (or “ITA”), have a significant influence as stockholders and over our management, and their interests may differ from those of other stockholders.

Agrupación Aeroportuaria Internacional III, S.A. de C.V. and Servicios Estrategia Patrimonial, S.A. de C.V., entities directly or indirectly owned and controlled by Fernando Chico Pardo, who is also the chairman of our board of directors, own 12.6% of our total capital stock.

In addition, Remer Soluciones a la Inversión, S.A. de C.V. (“Remer Soluciones”), an entity owned and controlled by Grupo ADO, S.A. de C.V. (“Grupo ADO”) owns 12.6 % of our total capital stock.  Further, ITA, an entity which is owned 51.0 % by entities directly owned and controlled by Mr. Chico Pardo and 49.0 % by Remer Soluciones, holds Series BB shares representing 7.65 % of our capital stock.  These Series BB shares provide it with special management rights.  For example, pursuant to our bylaws, ITA is entitled to present to the board of directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our board of directors.  Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our shareholders) so long as its Series BB shares represent at least 7.65% of our capital stock.  Mr. Chico Pardo and Grupo ADO have entered into a shareholders’ agreement that requires their unanimous consent to cause ITA to exercise certain of these rights.  Special rights granted to ITA are more fully discussed in “Item 10.  Additional Information” and “Item 7.  Major Shareholders and Related Party Transactions.”

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

Some of our board members or stockholders may have outside business relationships that generate conflicts of interest.  For example, Fernando Chico Pardo, the chairman of our board of directors and one of our principal stockholders, is a member of a number of other boards of directors that from time to time may have interests that diverge from our own.  In addition, Grupo ADO, whose executives sit on our board of directors and which is one of our principal stockholders, operates a bus transportation business, and has other interests that may be different than ours.  Conflicts may arise between the interests of these or other individuals in their capacities as our shareholders and/or directors, on the one hand, and their outside business interests on the other.  There can be no assurance that any conflicts of interest will not have an adverse effect on our shareholders.

Our operations are at greater risk of disruption due to the dependence of most of our airports on a single commercial runway.

As is the case with many other domestic and international airports around the world, all of our airports (except for our Cancún Airport, and the Puerto Rico airport operated by our joint venture Aerostar) have only one commercial aviation runway.  While we seek to keep our runways in good working order and to conduct scheduled maintenance during off-peak hours, we cannot assure you that the operation of our runways will not be disrupted due to required maintenance or repairs.  In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control.  The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

In addition, in November 2008, as part of our purchase of 130 hectares of land in the bay of Huatulco for Ps.286.3 million from the National Tourism Fund, or FONATUR, we agreed to construct at least 450 and up to 1,300 hotel rooms.  In connection with the construction of these hotel rooms, we had agreed to meet a series of construction milestones, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction.  We had completed and presented a master development plan and FONATUR had granted us an extension of time to submit architectural plans, which were due on May 15, 2013.  However, on March 26, 2013, FONATUR relieved us of the obligation to submit the architectural plans and complete the construction projects within a specific timeframe.  Therefore, we no longer need to request an extension from FONATUR and we are no longer subject to penalties by FONATUR if we do not submit the plans or complete the construction project within the allotted time.  However, we are still required to meet all other obligations, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction.  For more information on the development in the bay of Huatulco, please see “Item 4. Information on the Company —Business Overview —Other Properties.”  We cannot assure you that FONATUR will not make future requests to complete the project within a set timeframe or that we will be able to timely complete the required steps within that timeframe.

We are exposed to risk related to other business opportunities.

In July 2012, the Puerto Rico Ports Authority granted Aerostar, our joint venture with Highstar Capital IV and Highstar Aerostar, a concession to operate the Luis Muñoz Marín (“LMM”) International Airport under the United States FAA’s Airport Privatization Pilot Program.  On February 27, 2013, the transaction was finalized and Aerostar began operating the LMM Airport.  In relation to Aerostar’s lease of the LMM Airport (the “Lease”), our Cancún airport subsidiary entered into U.S.$215.0 million credit facility with Bank of America Merrill Lynch and BBVA to make capital contributions to Aerostar required by Aerostar’s Operating Agreement, to which our Cancún airport subsidiary is a party as a member of Aerostar.  Certain covenants in this credit facility restrict our ability to incur debt in the future, which could in turn limit our ability to pursue other business opportunities.  For a more detailed description of the terms of this credit facility, see “Item 5. Operating and Financial Review and Prospects —Indebtedness.”  Additionally, our Cancún airport subsidiary pledged its membership interests in, and subordinated loan to, Aerostar, as collateral for debt incurred by Aerostar to fund a portion of the concession fee and contingent liabilities related to the concession.  Our Cancún airport subsidiary’s incurrence of debt and pledge of assets may limit our ability to obtain financing for future acquisitions or transactions.  In addition, other risks and uncertainties related to our interest in the LMM Airport concession include the diversion of the attention of our senior management from the operation of our daily business, entering a new market in which we have limited experience, the possibility that revenues from the concession may not offset increased operating expenses associated with the concession or that the future valuations of the concession may differ from the concession fee that we paid, and Aerostar’s potential assumption of liabilities.  We may also explore other business opportunities from time to time, which may result in risks and uncertainties similar to those described above.  Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our revenues, expenses and net income.

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

Our interests and strategies in Aerostar’s operation of the LMM Airport may differ from those of Highstar Capital given that our Cancún airport subsidiary made a subordinated shareholder loan to Aerostar in addition to its equity investment, because of the different nature of our respective businesses and for other reasons.  These diverging interests may impair our ability to reach agreement with Highstar Capital on certain major decisions.  In the event the managers appointed by each of our Cancún airport subsidiary and Highstar Capital cannot reach agreement on major decisions and there is a deadlock, any manager may refer the deadlock to the Chief Executive Officers of ASUR or Highstar Capital.  If the Chief Executive Officers are unable to resolve the deadlock, then the matter will be referred to a non-binding mediation process.  Finally, if the matter is not resolved through mediation, then either member can submit the dispute to final and binding arbitration.  In the event that we do not reach an agreement with Highstar Capital on an issue that requires unanimous approval of the managers, the delay and cost resulting from a deadlock could adversely affect the operations of the LMM Airport and in turn could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market prices of our shares.

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

The system of price regulation applicable to our airports establishes an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation.  The maximum rates for our airports have been determined for each year through December 31, 2018.  For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4. Information on the Company—Regulatory Framework—Price Regulation.”  Under the terms of our concessions, there is no guarantee that the results of operations of any airport will be profitable.

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

In addition, our maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements.  For the five-year term ending December 31, 2018, an annual efficiency adjustment factor of 0.70% was established by the Ministry of Communications and Transportation.  Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport’s maximum rates every five years.  For a description of these efficiency adjustments, see “Item 4. Information on the Company—Regulatory Framework—Price Regulation—Methodology for Determining Future Maximum Rates.”  We cannot assure you that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate.

The regulatory framework we are subject to could adversely affect us.

On December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law.  Among other things, the bill proposes that the Ministry of Communications and Transportation gain additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the proper operation of civil aviation in Mexico and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports.  See “Item 5. Operating and Financial Review and Prospects—Recent Developments—A bill was introduced in Mexico’s Congress to amend the Mexican Airport Law.”  The proposed amendments to the Mexican Airport Law have not been enacted and we cannot predict whether this amendment will be adopted and, if adopted, the impact it will have on us.

On February 20, 2014, a bill of the new Federal Economic Competition Act (Ley Federal de Competencia Económica) was submitted to Mexico’s house of representatives in furtherance and as a result of certain amendments to Mexico’s Constitution passed in 2013. The bill was approved by the house of representatives on March 25, 2014, and has been passed on to the Mexican Senate for review.  If approved in its current terms, the new law would grant broader powers to the Mexican Federal Economic Competition Commission (Comisón Federal de Competencia Económica) or COFECE, including the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition. The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law.

If the COFECE determines that a specific service or product is an essential facility, it would have the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the specific service or product.  Some of the services we render are public services that are regulated by the Mexican government and we are unsure if the COFECE would apply the new competition law in the same manner and under the same considerations as it would apply to non-regulated service providers.  Should the COFECE determine that all or part of the services we render are considered an essential facility, we may be required to implement significant changes to the way we currently do our business, which could have a material adverse impact on our results of operations.

As of the date hereof, the new antitrust bill has not been passed by the Senate.  We cannot predict whether the new bill will be passed and, thus, enacted, or if it will be passed in the terms that were submitted to the Senate. We also cannot predict the impact that the new competition law would have on us.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.

The Mexican government has in the past implemented changes, and may in the future implement additional reforms, to the tax laws applicable to Mexican companies including ASUR.  The terms of our concessions do not exempt us from any changes to the Mexican tax laws.  Should the Mexican government implement changes to the tax laws that result in our having significantly higher income tax liability, we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations.  In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations and cash flows.

In 2013, the Mexican government approved a comprehensive tax reform law.  The tax reform law, which became effective January 1, 2014, contains numerous provisions which will affect us, such as the repeal of the flat tax (“IETU”), the imposition of a 10% tax on dividends, a limitation on certain corporate deductions, changes in the tax consolidation rules and changes to indirect taxes such as VAT and changes in criteria for the deductibility of certain expenses and/or the accumulation of income.  Certain of these provisions may affect our cash flows and our results of operation.  For more information on this and other changes to Mexican tax law, see “Item 5.  Operating and Financial Review and Prospects—Taxation.”

Our Mexican concessions may be terminated under various circumstances, some of which are beyond our control.

We operate each of our Mexican airports under 50-year concessions granted as of 1998 by the Mexican government.  Any of the Mexican concessions may be terminated for a variety of reasons.  For example, a concession may be terminated if we fail to make the committed investments required by the terms of that concession.  In addition, in the event that we exceed the applicable maximum rate at an airport in any year, the Ministry of Communications and Transportation is entitled to reduce the applicable maximum rate at that airport for the subsequent year and assess a penalty.  Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in termination only if sanctions have been imposed for violation of the relevant term at least three times. Violations of other terms of a concession can result in the immediate termination of the concession.  We would face similar sanctions for violations of the Mexican Airport Law or its regulations.  Although we believe we are currently complying with the principal requirements of the Mexican Airport Law and its regulations, we may not be in compliance with certain requirements under the regulations.  These violations could result in fines or other sanctions being assessed by the Ministry of Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times.  For a description of the consequences that may result from the violation of various terms of our Mexican concessions, the Mexican Airport Law or its regulations, see “Item 4. Information on the Company—Regulatory Framework—Penalties and Termination and Revocation of Mexican Concessions and Concession Assets.”  Under applicable Mexican law and the terms of our concessions, our concessions may also be subject to additional conditions, which we may be unable to meet.  Failure to meet these conditions may also result in fines, other sanctions and the termination of the concessions.

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

The Mexican government could grant additional concessions to operate existing government managed airports, or authorize the construction of new airports, that could compete directly with our airports.  We may be denied the right to participate in the bidding processes to win these concessions.  For example, in 2010, the Mexican government announced a bidding process to grant a concession for a new airport in the Mayan Riviera.  The Mexican state of Quintana Roo formed a majority state-owned company to seek any such concession that may be granted.  Three other companies, including ASUR, participated in the bidding process in 2010.  On January 31, 2011, the COFECE issued an unfavorable decision regarding our participation in the bidding process for the construction, maintenance and operation of the Riviera Maya airport.  We disagreed with the decision and the views expressed by the COFECE and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process.  On May 20, 2011, we were notified by the Ministry of Communications and Transportation, through the Mexican Civil Aviation Authority, that the international public bidding process was cancelled because none of the technical bids presented by the participants complied with the requirements established in the bidding documents.  As a result, these legal proceedings were cancelled and have therefore terminated.  No party was declared the winner of these legal proceedings.  However, we may be denied the right to participate in new bidding processes for airports in the region and we are unable to estimate the potential financial impact, if any, that the decision to not let us participate in bidding processes could have on our future earnings.

Currently, the Mayan Riviera is served primarily by Cancún International Airport.  We are unable to predict the effect that the Mayan Riviera Airport may have on our passenger traffic or operating results if the Mexican government decides to move forward with the project.

In February 2014, the Palenque International Airport opened in the city of Palenque, 46.9 miles from Villahermosa.  Although we do not know for certain what impact this new airport may have on passenger traffic, we estimate that it will not be significant.

In addition, in certain circumstances, the Mexican government can grant concessions without conducting the public bidding process.  Furthermore, the COFECE has the power, under certain circumstances, to reject awards of concessions granted by the government.  Please see “Item 4.  Information on the Company—Regulatory Framework—Grants of New Concessions” below.  Grants of new concessions could adversely affect our business, results of operations, prospects and financial condition.

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated.  In 2013, approximately 56.5% of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our master development programs or the obligation under concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

The Ministry of Communications and Transportation has announced that it intends to establish a new, independent regulatory agency to supervise the operation of our airports, as well as those of other airports that have been opened to private investment.  Likewise, a recent bill in Mexico’s Congress proposed to establish a Federal Airport Services Commission, although it has not been enacted.  For further information on this agency, see “Item 4. Information on the Company—Regulatory Framework—New Regulatory Agency.”  We cannot predict whether or when this new agency will be organized, the scope of its authority, the actions that it will take in the future or the effect of any such actions on our business.

If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for regulated services at each airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport.  We expect to continue to pursue this pricing strategy in the future.  For example, in 2013, our revenues subject to maximum rate regulation represented 99.9% of the amount we were entitled to earn under the maximum rates for all of our airports.  There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)).  However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight.  Such tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions.  From December 31, 2009 to December 30, 2010, the peso appreciated by approximately 5.5%, from Ps.13.06 per U.S.$1.00 on December 31, 2009 to Ps.12.35 per U.S.$1.00 on December 30, 2010.  From December 30, 2010 to December 30, 2011, the peso depreciated by approximately 13.1%, from Ps.12.35 per U.S.$1.00 on December 30, 2010 to Ps.13.95 per U.S.$1.00 on December 30, 2011.  From December 30, 2011 to December 31, 2012, the peso appreciated by approximately 7.1%, from Ps.13.95 per U.S.$1.00 on December 30, 2011 to Ps.12.96 on December 31, 2012.  The peso appreciated since then, reaching Ps.12.32 per U.S.$1.00 on March 29, 2013.  From March 30, 2013 to December 31, 2013, the peso depreciated by approximately 6.2% to Ps. 13.08 on December 31, 2013.  On January 2, 2014, the exchange rate was Ps. 13.1155 per U.S.$1.00.  In the event that any one of our concessions is terminated, our other concessions may also be terminated.

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

In addition, our joint venture Aerostar, as operator of the LMM Airport, is subject to United States federal aviation laws and regulations issued by the FAA and the Transportation Security Administration, or “TSA.”  However, because the LMM Airport is the first airport to be privatized under the Airport Privatization Pilot Program, it is unclear how the FAA will apply to Aerostar and the LMM Airport existing and future laws and regulations applicable to airport operators in the United States.  If Aerostar fails to comply with existing or future laws and regulations, it could be subject to fines or be required to incur expenses in order to bring the LMM Airport into compliance.  This and any other future changes in existing laws and changes in enforcement priorities by the governmental agencies charged with enforcing existing laws and regulations, as well as changes in the interpretation of these laws and regulations, can increase our businesses and investments’ compliance costs.

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

As of December 31, 2013, approximately 55.9% of our liabilities (approximately U.S.$ 219.2 million) were dollar-denominated. These liabilities consist primarily of a U.S.$215.0 million credit facility with BBVA Bancomer and Merrill Lynch, which is denominated in U.S. dollars and which matures on March 21, 2016.  Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings, we may incur dollar-denominated debt to finance all or a portion of these investments.  A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

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

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by approximately 1.6% and inflation increased by 2.5%. GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009.  In 2010, the Mexican economy began to recover, with GDP increasing by 5.5% and inflation remaining stable at 4.4%.  In 2011, Mexican GDP increased 3.7% with inflation decreasing to 3.8%.  In 2012, GDP increased 3.9% with inflation decreasing to 3.6%.  In 2013, Mexican GDP increased 1.1% and inflation increased to 3.9%.

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

After twelve years of government control by the National Action Party (“PAN”), the candidate for president of the Institutional Revolutionary Party (“PRI”), Enrique Peña Nieto, won the presidential election in 2012.  Mr. Peña Nieto took over the presidency at a time when Mexico’s economy was improving and he promised to continue improving the economy, generate growth and employment, and contain drug related violence and crime.  However, we cannot assure you that the current or any future administration will maintain business friendly and open market economic policies and policies that stimulate economic growth and social stability.  In 2013, Mexican congress passed an energy reform plan, opening the doors of the state-controlled energy industry to foreign investment, and a comprehensive tax reform plan.  Any further changes in the Mexican economy or the Mexican government’s economic policies may have a negative effect on our business, financial condition and results of operations.  In addition, because no single party currently has a clear majority in congress, government gridlock and political uncertainty may occur.  We cannot provide any assurances that political or social developments in Mexico, over which we have no control, will not have an adverse effect on Mexico’s economic situation and on our business, results of operations, financial condition and ability to repay our indebtedness.  Finally, we cannot provide any assurances that the government will successfully contain drug related violence and crime.  If media outlets continue to report an increase in the level of drug-related violence in Mexico, the desirability of the locations in which we operate as tourist destinations can be affected, which could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries.  Therefore, adverse economic conditions in the United States, the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy.  We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition or results of operations.

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

On August 3, 2010, we filed a shelf registration statement with the SEC, which permits us or selling stockholders to offer, from time to time, Series B shares, directly or in the form of our ADSs.  On August 17, 2010, JMEX B.V., which held approximately 16.1% of our capital stock, disposed of 100% of its holdings or 47,974,228 Series B shares, in an underwritten public offering at a price of U.S.$4.48 per Series B share.  On January 4, 2012, Fernando Chico Pardo consummated the sale of 49% of ITA and 37,746,290 of his Series B shares to an entity controlled by Grupo ADO, S.A. de C.V for an aggregate purchase price of U.S.$196.6 million.

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

Under the technical assistance agreement, ITA provides management and consulting services and transfers industry “know-how” and technology to ASUR in exchange for a technical assistance fee.  This agreement is more fully described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”  The agreement provides us a perpetual and exclusive license in Mexico to use all technical assistance and “know-how” transferred to us by ITA or its stockholders during the term of the agreement.  The agreement had an initial fifteen-year term which expired in 2013, and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The agreement was automatically renewed on Devember 18, 2013.  Although Copenhagen Airports A/S (“Copenhagen Airports”) sold its stake in ITA to Mr. Chico Pardo in October 2010, this technical assistance agreement continues in force.  ITA provides us assistance in various areas, including strategic planning, financial analysis and control, development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic volume at our airports, political and regulatory issues, assistance with the preparation of the master development plans that we are required to submit to the Ministry of Communications and Transportation with respect to each of our airports, construction programming, exploring and analyzing new business opportunities, and the improvement of our airport operations.

The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for United States inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement).  The agreement was recently amended to provide for quarterly payments of the fee.  The fixed dollar amount decreased during the agreement’s initial five years.  The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002.  Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the United States consumer price index) as from the first anniversary of the technical assistance agreement.  In 2013, the fixed amount was U.S.$2.8 million.  We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  In 2011, 2012 and 2013, the technical assistance costs were Ps.130.4 million, Ps.154.4 million and Ps.173.3 million respectively, greater than the fixed cost of Ps.37.2 million, Ps.35.3 million and Ps.36.8 million respectively for the same periods.

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

Under our bylaws and the technical assistance agreement, ITA has the right to elect two members of our board of directors (which currently consists of nine members) and their alternates, and to present the board of directors the name or names of the candidates for appointment as our chief executive officer, to remove our chief executive officer, and to appoint and remove half of our executive officers.  As the holder of the Series BB shares, ITA’s consent is also required to approve certain corporate matters so long as ITA’s Series BB shares represent at least 7.65% of our capital stock.  In addition, our bylaws and the technical assistance agreement contain certain provisions designed to avoid conflicts of interest between ASUR and ITA.  The rights of ITA in our management are explained in “Item 6. Directors, Senior Management and Employees—Committees.”

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

ITA was restricted from transferring any of its remaining Series BB shares until December 18, 2008.  From December 18, 2008 until December 17, 2013, ITA could sell in any year up to 20% of its remaining ownership interest in us represented by Series BB shares.  These selling restrictions ended when the participation agreement expired on December 17, 2013.  Our bylaws provide that Series BB shares must be converted into Series B shares prior to transfer.

For a more detailed discussion of ITA’s rights to transfer its stock, see “Item 10.  Additional Information—Registration and Transfer.”

As required under the participation agreement entered into in connection with the Mexican government’s sale of the Series BB shares to ITA, ITA transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C (“Bancomext”).  Under the terms of the participation agreement and the trust agreement, ITA’s majority shareholder, currently Fernando Chico Pardo, was required to, directly or indirectly, maintain an ownership interest in ITA of a minimum of 51% unless otherwise approved by the Ministry of Communications and Transportation.  To the extent that Mr. Chico Pardo acquired shares of ITA in excess of a 51% interest, this additional interest could be sold without restriction.  This ownership requirement expired on December 18, 2013.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—ITA Trust and Shareholders’ Agreement” for a further description of these provisions.  If ITA or its stockholders default on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5.0% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

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

Currently, Fernando Chico Pardo, our Chairman, directly holds 51.0% of ITA’s shares.  The other 49.0% is held by Remer Soluciones, an entity owned and controlled by Grupo ADO.  Mr. Chico Pardo became a stockholder in ITA in April 2004 when he acquired the 24.5% ownership stake of the French group Vinci, S.A. in ITA and a 13.5% ownership stake of the Spanish group Ferrovial Aeropuertos, S.A. in ITA.  At the same time, Copenhagen Airports acquired Ferrovial Aeropuertos, S.A.’s 11.0% ownership interest in ITA, thereby increasing its participation in ITA from 25.5% to 36.5%.  Mr. Chico Pardo acquired an additional 25.5% ownership stake in ITA through the exercise of his right of first refusal following the auction of such shares by NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government.  On April 29, 2005, Copenhagen Airports increased its participation in ITA from 36.5% to 49.0% through the purchase of shares from Mr. Chico Pardo.

In connection with the tender offers and other transactions undertaken by Mr. Chico Pardo in June 2007, ITA converted 22,050,000 Series BB shares representing 7.35% of our total outstanding capital stock into Series B shares and transferred such shares to Agrupación Aeroportuaria Internacional, S.A. de C.V. by means of a spin-off.  As a result of this transaction ITA currently holds 22,950,000 Series BB shares representing 7.65% of our total outstanding capital stock.  See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Tender Offer by Fernando Chico Pardo.”

On October 13, 2010, Copenhagen Airports consummated the sale of its 49.0% stake in ITA to Mr. Chico Pardo.  As a result of this transaction, Mr. Chico Pardo became the direct or indirect owner of 100% of the shares of ITA.  On January 4, 2012, Fernando Chico Pardo consummated the sale of an entity that owns and controls 49.0% of the shares of ITA to Corporativo Galajafe (now Remer Soluciones), an entity owned and controlled by Grupo ADO.  See “Item 7. Major Shareholders and Related Party Transactions—Purchase and subsequent sale of 49.0% of ITA by Fernando Chico Pardo.”

Mr. Chico Pardo is the founder and President of Promecap, S.C. since 1997.  He was appointed by ITA as a member of our board of directors and has been Chairman of the Board since April 28, 2005.  He also serves as a board member of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México and Grupo Posadas de México.

Investment in Luis Muñoz Marín (“LMM”) International Airport

On July 11, 2012, Aerostar, a joint venture between our Cancún airport subsidiary and Highstar Capital, submitted a successful bid for a concession to operate the LMM Airport.  On February 27, 2013, the transaction was completed and Aerostar began operating the LMM Airport.  Our Cancún airport subsidiary owns 50% of Aerostar’s outstanding membership interests, which it has pledged on a non-recourse basis to secure up to U.S.$410.0 million of indebtedness incurred by Aerostar to pay the upfront leasehold fee, fund capital expenditures and for working capital purposes.  As member of Aerostar, our Cancún airport subsidiary is entitled to distributions.  However, pursuant to the terms of Aerostar’s debt, no distributions may be paid until a U.S.$50.0 million capital expenditure facility and a U.S.$10.0 million working capital facility are paid in full.  These facilities mature in March 2016.  After these facilities are repaid, distributions may be made subject to satisfaction of certain conditions by Aerostar, including compliance with a debt service coverage ratio test.  Additionally, our Cancún airport subsidiary made a U.S.$100.0 million subordinated shareholder loan to Aerostar to partially fund the cost of acquiring the concession to operate the LMM Airport and it is entitled to cash interest payments on this loan whenever certain conditions are met, including that dividends are permitted to be paid.  Cash interest on the shareholder loan is paid in preference to any dividends that may be payable.  When cash interest payments are not permitted, interest on this loan is capitalized.  To date, no cash payments have been made on the shareholder loan, and approximately U.S.$3.8 million in interest has been capitalized as of March 22, 2014.

Master Development Programs

Under the terms of our concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Communications and Transportation every five years.  Each master development plan covers a fifteen-year period and includes investment commitments for the regulated part of our business (including certain capital expenditures and improvements) for the succeeding five-year period and investment projections for the regulated part of our business (including certain capital expenditures and improvements) for the remaining ten years (indicative investments).  Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions.  Committed investments are minimum requirements, and our capital expenditures may exceed our investment commitments in any period.  In December 2013, the Ministry of Communications and Transportation approved each of our current updated master development plans.  These plans are in effect from January 1, 2014 to December 31, 2018.

The following table sets forth our committed investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.  Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2014		2015		2016		2017		2018		Totals
	(millions of constant pesos as of December 31, 2012)(1)

Cancún	800.9	(2)	2,259.9	(2)	1,421.8	(2)	865.7	(2)	217.2	(2)	5,565.5	(2)
Cozumel	24.8		60.8		22.0		61.4		5.9		174.9
Huatulco	54.2		54.7		5.9		7.5		6.4		128.7
Mérida	65.6		181.7		89.5		38.8		3.9		379.5
Minatitlán	41.3		24.4		10.3		1.9		4.1		82.0
Oaxaca	9.1		28.7		37.0		13.3		5.8		93.9
Tapachula	14.3		25.3		2.3		4.3		7.8		54.0
Veracruz	197.6		177.4		7.7		6.1		5.3		394.1
Villahermosa	35.4		49.1		51.5		5.6		11.7		153.3
Total	1,243.2		2,862.0		1,648.0		1,004.6		268.1		7,025.9

(1)                                 Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)                                 As of December 31, 2013 we have invested Ps.698.2 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
Airport	January 1, 2014 – December 31, 2018		January 1, 2019 – December 31, 2023	January 1, 2024 – December 31, 2028
	(millions of constant pesos as of December 31, 2012)(1)

Cancún	5,565.5	(2)	1,452.8	1,345.5
Cozumel	174.9		61.4	129.0
Huatulco	128.7		145.6	94.2
Mérida	379.5		158.8	104.4
Minatitlán	82.0		30.2	64.7
Oaxaca	93.9		105.3	84.8
Tapachula	54.0		36.5	61.3
Veracruz	394.1		110.8	128.7
Villahermosa	153.3		103.0	133.0
Total	7,025.9		2,204.4	2,145.6

(1)                                 Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)                                 As of December 31, 2013 we have invested Ps.698.2 million (which is included in the investment commitments for this period shown above).

BUSINESS OVERVIEW

We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998.  As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities.  We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers.  Our concessions include the concession for Cancún International Airport, which was the second busiest airport in Mexico in 2013 in terms of passenger traffic, and the first busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation.  We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

In addition, our joint venture Aerostar holds a lease to operate, maintain and develop the LMM Airport, in San Juan, Puerto Rico, for forty years from February 27, 2013.

Mexico

Mexico is one of the main tourist destinations in the world.  Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with approximately 23.7 million visitors in 2013, according to the Mexican Ministry of Tourism.  Within Latin America and the Caribbean, Mexico ranked first in 2013 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization.  The tourism industry is one of the largest generators of foreign exchange in the Mexican economy.  Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2013, according to the Mexican Ministry of Tourism.  Cancún International Airport represented 74.2%, 75.1% and 75.7% of our passenger traffic volume and 72.8%, 76.7% and 76.5% of our revenues in 2011, 2012 and 2013, respectively.  As of December 31, 2013, Cancún had approximately 30,738 hotel rooms, according to the Mexican Ministry of Tourism.  We believe that Cancún International Airport benefits from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas.  According to the Mexican National Trust for Tourism Development, the Mayan Riviera had approximately 40,908 hotel rooms as of December 31, 2013.

Our Mexican airports served approximately 17.5 million passengers in 2011, 19.2 million passengers in 2012 and approximately 21.1 million passengers in 2013.  For year-by-year passenger figures, see “Item 4. Information of the Company—Our Mexican Airports.”

The United States currently is a significant source of passenger traffic volume in our airports.  In 2011, 2012 and 2013, international passengers represented 57.5%, 55.1% and 55.5% respectively, of the total passenger traffic volume in our airports.  In 2011, 2012 and 2013, 61.4%, 58.2% and 58.1% respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States.  As of December 31, 2013, 12 Mexican and 84 international airlines, including United States-based airlines such as American Airlines (previously American Airlines and U.S. Airways) and United Air Lines (previously United Air Lines and Continental Airlines), were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.

The following table sets forth our revenues for the period presented.

	Year Ended December 31,
	2011	2012	2013
	(thousands of pesos)
Revenues:
Aeronautical Services	Ps.2,498,344	Ps.2,849,136	Ps.3,076,737
Non-Aeronautical Services	1,360,938	1,607,585	1,782,753
Construction Services	714,024	663,170	586,596
Total	Ps.4,573,306	Ps.5,119,891	Ps.5,446,086

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the “dual-till” price regulation system applicable to our airports.

Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services.  Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense.  Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft.  In 2011, 2012 and 2013, 54.6%, 55.6% and 56.5% of our consolidated revenues, respectively, were derived from aeronautical services.

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers).  We do not collect passenger charges from arriving passengers.  Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline.  As of March 2014, the charge for international passengers was U.S.$22.41 for the Huatulco, Villahermosa and Oaxaca Airports, respectively, and U.S.$23.71, U.S.$25.69, U.S.$25.56, U.S.$21.64, U.S.$21.55 and U.S.$22.52 for Veracruz, Mérida, Cozumel, Tapachula, Minatitlán and Cancún Airports, respectively.  As of March 2014, the charge for domestic passengers was Ps.317.24, Ps.337.93, Ps.231.03, Ps.259.48, Ps.258.62, Ps.215.09, Ps.211.21, Ps.199.57 and Ps.198.20 for the Tapachula, Minatitlán, Cozumel, Oaxaca, Mérida, Huatulco, Villahermosa, Veracruz, and Cancún Airports, respectively.  International passenger charges are currently dollar-denominated, but generally collected in pesos based on the average exchange rate during the month prior to the flight.  Domestic passenger charges are peso-denominated.  In each of 2011, 2012 and 2013, passenger charges represented 79.0%, 80.1% and 79.0% respectively of our aeronautical revenues and 43.2%, 44.5% and 44.6% respectively, of our total consolidated revenues.  From time to time we have offered discounts on passenger charges at certain of our airports.

Aircraft Landing and Parking Charges, Passenger Walkway Charges and Airport Security Charges

We collect various charges from carriers for the use of our facilities by their aircraft and passengers.  For each aircraft’s arrival, we collect a landing charge that is based on the average of the aircraft’s maximum takeoff weight and the aircraft’s weight without fuel.  We also collect aircraft parking charges based on the time an aircraft is at an airport’s gate or parking position.  Parking charges at several of our airports vary based on the time of day that the relevant service is provided (with higher fees generally charged during peak usage periods at certain of our airports).  We collect aircraft parking charges the entire time an aircraft is on our aprons.  Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway.  We also assess an airport security charge, which is collected from each airline based on the number of its departing passengers.  We provide airport security services at our airports through third-party contractors.  We also provide firefighting and rescue services at our airports.  At LMM airport, firefighting and rescue services are provided by the Puerto Rico Ports Authority (“PRPA”).

Non-aeronautical Services

General

Non-aeronautical services have historically generated a proportionately smaller portion of our revenues.  Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport).  In 2011, 2012 and 2013, 26.0%, 27.6% and 28.8% of our consolidated revenues, respectively, were derived from commercial revenues as defined under the Mexican Airport Law.

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

Commercial Activities

Leading international airports generally generate an important portion of their revenues from commercial activities.  An airport’s revenues from commercial activities are largely dependent on passenger traffic, its passengers’ level of spending, terminal design, the mix of commercial tenants and the basis of fees charged to businesses operating in the airport.  Revenues from commercial activities also depend substantially on the percentage of traffic represented by international passengers due to the revenues generated from duty-free shopping.

In 2007, we opened 21 new retail stores in Cancún International Airport, mostly in connection with the opening of the new Terminal 3, including restaurants, gift shops, a duty free shop, a drugstore, a convenience store, an exchange booth, and a spa.  We also opened one new retail store at each of the Mérida, Veracruz, and Villahermosa airports.  In addition, in July 2007, we signed a five-year agreement with Banco Santander to install and operate branches at the Cancún, Mérida, and Veracruz airports, and to install ATMs at the Cozumel, Huatulco, Minatitlán, Oaxaca, Tapachula, and Villahermosa airports.  In 2008, we opened one new store in Cancún Airport.  In 2009, we opened one new store in Cancún Airport as well as car rental locations at Cancún, Mérida, Tapachula and Veracruz airports.  In 2010, we opened 20 commercial spaces and closed eight commercial spaces for a net increase of 12 commercial spaces (including retail, convenience stores and foreign exchange services), including seven in Cancún, two in each of Veracruz, Villahermosa, Oaxaca, Merida and Huatulco, and one in each of Cozumel, Minatitlán and Tapachula.  In 2011, we opened nine commercial spaces, including six in Cancún, one in Cozumel, one in Minatitlán and one in Tapachula.  In 2012, we opened 6 commercial spaces, including three in Villahermosa, two in Merida and one in Veracruz. In 2013, we opened 27 commercial spaces, including 21 in Cancún, two in Villahermosa, one in Veracruz, one in Cozumel and two in Oaxaca.

We believe that revenues from commercial activities account for 25.0% or more of the consolidated revenues of many leading international airports.  Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in our airports.

Within our nine Mexican airports, we leased approximately 599 commercial premises through 211 contracts with tenants as of December 31, 2013, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies.  Our most important tenants in terms of occupied space and revenue in 2013 were Aldeasa and Controladora Mera and its affiliates.  Generally, concessionaires pay a monthly fee based on the higher of a fixed amount or a percentage of their revenues.

Access Charges

At each of our Mexican airports, we earn revenues from charging access fees to various third-party providers of complementary services, including luggage check-in, sorting and handling, aircraft servicing at our gates, aircraft cleaning, cargo handling, aircraft catering services and assistance with passenger boarding and deplaning.  Our revenues from access charges are regulated under our “dual-till” price regulation system.  Under current regulations, each of these services may be provided by the holder of a Mexican airport concession, by a carrier or by a third party hired by a concession-holder or a carrier.  Typically, these services are provided by third parties, whom we charge an access fee based on a percentage of revenues that they earn at our Mexican airports.  Under the Mexican Airport Law, third-party providers of complementary services are required to enter into agreements with the respective concession holder at that airport.  Nine different contractors provide handling services at our nine Mexican airports.

Consorcio Aeromexico, the parent of the Aeromexico airline, owns Administradora Especializada en Negocios, S.A de C.V, or Administradora Especializada, the successor company to Servicios de Apoyo en Tierra, or SEAT, a company that provides certain complementary services, such as baggage handling, to various carriers at airports throughout Mexico.  SEAT operated at our Mexican airports prior to our commencement of operations under our concessions and continues to do so through its successor company.

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services.  Administradora Especializada is currently the sole provider of baggage handling services at all of our Mexican airports except for Tapachula and Minatitlán Airports, whose provider is Estrategia Especializada en Negocios, S.A. de C,V.  If Administradora Especializada ceased to provide such services directly, we could be required to provide these services or find a third party to provide them.

Automobile Parking and Ground Transport

Each of our Mexican airports has public car parking facilities consisting of open-air parking lots.  The only Mexican airport at which we do not charge parking fees is Cozumel.  Revenues from parking at our Mexican airports currently are not regulated, although they could become regulated upon a finding by the COFECE there are no competing alternatives.

We collect revenues from various commercial vehicle operators, including taxi, bus and other ground transport operators.  Our revenues from permanent providers of ground transport services, such as access fees charged to taxis, are regulated activities, while our revenues from non-permanent providers of ground transport services, such as access fees charged to charter buses, are not regulated revenues.  In October 2007, we entered into new concession agreements with car rental companies, which had better economic terms than the previous concession agreements.  These concession agreements expired in 2012.  We have renegotiated the concession agreements in Cancún and they now expire in May 2015.  The concession agreements at the other airports are currently in the process of being renegotiated.  We expect that after renegotiations are completed, these agreements will expire in 2015, 2016 and 2017.

Airport Security

The Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation, and the Office of Public Security issue guidelines for airport security in Mexico.  At each of our Mexican airports, security services are provided by independent security companies that we hire.  In recent years, we have undertaken various measures to improve the security standards at our Mexican airports.  These measures included increasing the responsibilities of the private security companies that we hire, the implementation, in accordance with regulations issued by ICAO, of integrated computer tomography and baggage detection system for international and domestic flights to detect explosive traces, the modernization of our carry-on luggage scanning and security equipment, the implementation of strict access control procedures to the restricted areas of our Mexican airports and the installation of a closed-circuit television monitoring system in some of our Mexican airports.

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

Our Mexican Airports

In 2013, our Mexican airports served a total of 21.1 million passengers, approximately 55.5% of which were international passengers.  In 2013, Cancún International Airport accounted for 75.7% of our passenger traffic volume and 76.5% of our revenues from our nine Mexican airports.

All of our Mexican airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our Mexican airports based on flight origination or destination.

Passengers by Flight Origin or Destination(1)
(in thousands)

	Year Ended December 31,
Region	2009	2010	2011	2012	2013	Percentage of Total 2013
Mexico(2)	7,033	7,245	7,694	8,941	9,718	46.1%
United States	5,816	6,197	6,188	6,174	6,801	32.3%
Europe	1,038	1,202	1,325	1,499	1,790	8.5%
Canada	1,307	1,545	1,715	1,777	1,685	8.0%
Latin America	339	525	617	855	1,085	5.1%
Asia and others	3	1	1	1	1	0.0%
Total	15,536	16,715	17,540	19,247	21,080	100.0%

(1) Figures exclude passengers in transit and private aviation passengers.

(2) Figures include domestic flights taken by international passengers; in 2013, such flights accounted for 2.9% of all flights traveling within Mexico to our airports.

In 2011, 2012 and 2013, approximately 69.6%, 70.5% and 68.0% respectively, of our domestic passengers traveled to or from Mexico City.

The following table sets forth the total traffic volume and air traffic movements in our nine Mexican airports for the periods presented:

Airport Traffic
(in thousands)

	Year ended December 31,
	2009	2010	2011	2012	2013
Passengers:
Total	15,535.8	16,715.3	17,539.8	19,246.6	21,079.6
Air traffic movements:
Total	246.5	256.1	250.9	260.0	267.2

The following table sets forth the passenger traffic volume for each of our Mexican airports during the periods indicated:

Passenger Traffic
(in thousands)

	Year ended December 31,
	2009	2010	2011	2012	2013

Cancún	11,174.9	12,439.3	13,022.5	14,463.5	15,962.2
Mérida	1,058.6	1,135.7	1,225.6	1,233.7	1,316.2
Villahermosa	766.4	728.8	851.3	960.1	1,014.4
Veracruz	852.6	834.2	867.4	894.5	1,010.8
Oaxaca	523.1	446.7	401.3	473.1	510.3
Huatulco	388.1	385.6	459.6	473.3	484.6
Cozumel	435.7	438.8	441.7	457.2	449.9
Tapachula	190.4	185.2	161.9	158.0	156.3
Minatitlán	146.0	121.0	108.5	133.2	174.9
Total	15,535.8	16,715.3	17,539.8	19,246.6	21,079.6

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2009	2010	2011	2012	2013

Cancún	110,937	119,826	120,513	127,876	135,800
Mérida	28,551	30,838	28,545	28,204	27,842
Cozumel	16,269	15,339	15,008	14,919	13,865
Villahermosa	20,541	19,723	20,351	22,143	22,017
Oaxaca	17,188	15,762	14,940	15,851	14,529
Veracruz	30,708	32,849	30,163	30,429	32,435
Huatulco	6,954	6,798	7,892	7,226	6,846
Tapachula	8,431	7,993	7,344	7,227	7,728
Minatitlán	6,910	6,994	6,178	6,159	6,100
Total	246,489	256,122	250,934	260,034	267,162

(1)                    Includes departures and landings.

The following table sets forth the air traffic movements in our Mexican airports for the periods indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category

	Year ended December 31,
	2009	2010	2011	2012	2013

Commercial Aviation	193,214	203,167	198,121	205,754	216,594
Charter Aviation	13,421	10,517	11,273	10,288	9,540
General Aviation(1)	39,854	42,438	41,540	43,992	41,028
Total	246,489	256,122	250,394	260,034	267,162

(1)                    General aviation generally consists of small private aircraft.

Cancún International Airport

Cancún International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues.  In 2013, Cancún International Airport was the second busiest airport in Mexico in terms of passenger traffic and the first busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation.  The airport is located approximately 16 kilometers (ten miles) from the city of Cancún, which has a population of approximately 701,930.  A substantial majority of the airport’s international passengers (60.4% in 2011, 57.0% in 2012 and 57.1% in 2013) began or ended their travel in the United States.  The airport’s most important points of origin and destination are Mexico City, Miami, Houston, New York, Atlanta, Dallas and Chicago.  Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States.  See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the U.S. economy.”

During 2013, approximately 16.0 million passengers traveled through Cancún International Airport, principally through Terminal 2 and Terminal 3, which was opened in May 2007.  After having closed in October 2005 following Hurricane Wilma, Terminal 1 was re-opened in November 2013 to service an increased flight schedule of low-cost airlines such as VivaAerobus and MagniCharters.

Cancún is located in the state of Quintana Roo.  Cancún and its surroundings are the most visited international tourism destination in Mexico in 2013, according to the Mexican Ministry of Tourism.  According to the Mexican National Trust for Tourist Development, the Cancún area had approximately 30,738 hotel rooms as of December 31, 2013.  Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún International Airport.  By air, Cancún is approximately one and a half to five hours from all major cities in the United States and 10 to 13 hours by air from most major European cities.

Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites.  Cancún International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal.  According to the Mexican National Trust for Tourism Development, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of approximately 71,646 hotel rooms as of December 31, 2013.

Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business is highly dependent upon revenues from Cancún International Airport.”

The airport’s facilities include Terminal 1 (the charter and low-cost airline terminal), Terminal 2 (the old main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the new terminal that commenced operations in May 2007 as described below) and a general aviation building that handles private aircraft.  The airport has 40 gates, 20 of which are accessible by passenger walkways. Terminal 2 has nine gates accessible by passenger walkways, Terminal 3 has 11 boarding gates accessible by passenger walkways.  The airport has 394 retail outlets located throughout Terminals 1, 2 and 3, and one bank branch located in Terminal 3.

As part of our commercial strategy, in the fourth quarter of 2005 we completed an expansion of 8,224 square meters (approximately 88,621 square feet) and a remodeling of 1,387 square meters (approximately 14,445 square feet), giving us a total of 52,522 square meters (approximately 563,342 square feet) in Cancún Airport’s Terminal 2.

On December 6, 2005, we began construction on Terminal 3, which we opened on May 17, 2007, and which began operations on May 18, 2007.  With a total investment of approximately U.S.$100.0 million, Terminal 3 constitutes our most ambitious investment project to-date.  Terminal 3 doubled international passenger capacity at Cancún International Airport.  The new building, measuring a total area of 45,263 square meters (approximately 487,207 square feet), has capacity for 84 check-in counters and 11 boarding gates with boarding bridges and four remote boarding gates served by buses, as well as 27 retail outlets and one bank branch.  The terminal features state-of-the-art passenger information systems and security equipment, including the first CT scanning system (a system that uses x-rays to form a three-dimensional model of the contents of a piece of luggage) in Mexico for all checked baggage.

Terminal 1 in Cancún International Airport, which we acquired on June 30, 1999, has an additional 20,383 square meters (approximately 234,007 square feet).

Cancún International Airport currently has two runways.  The first runway has a length of 3,500 meters (2.2 miles).  The second runway, which was completed in 2009, has a length of 2,800 meters (1.7 miles).  Along with the second runway, we also built a new control tower at Cancún airport in 2009.

In April 2006, we obtained a license to develop cargo facilities at the airport, which are currently being operated by Caribbean Logistics, S.A. de C.V. (previously Asur Carga, S.A. de C.V.).  As of February 2014, we charge taxis and passenger vans an access fee of Ps. 20.00, and buses an access fee of Ps.34.10, upon entering the airport.

In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek a concession from the Mexican federal government to build and operate a new airport in the Mayan Riviera region of the state, which is currently served primarily by Cancún International Airport.  This airport would be approximately 101 kilometers from our airport in Cancún and could adversely affect passenger traffic there.  The bidding process for the concession for the airport was announced on May 11, 2010.  Three companies, including ASUR, participated in the bidding process for the concession.  On January 31, 2011, the COFECE issued an unfavorable decision regarding our participation in the bidding process for the construction, maintenance and operation of the Riviera Maya airport.  We disagreed with the decision and the views expressed by the COFECE and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process.  On May 20, 2011, we were notified by the Ministry of Communications and Transportation, through the Mexican Civil Aviation Authority, that the international public bidding process was cancelled because none of the technical bids presented by the participants complied with the requirements established in the bidding documents.  As a result, these legal proceedings were cancelled and have therefore terminated.  No party was declared the winner of these legal proceedings.  If the bidding process is restarted, we may again be denied the right to participate.  As a result, we are unable to estimate the potential financial impact, if any, that the decision to not let us participate in the bidding process will have on the future earnings of Cancún Airport.

Mérida International Airport

Mérida International Airport serves the inland city of Mérida, which has a population of approximately 843,609 and surrounding areas in the state of Yucatán.  Mérida International Airport ranked second among our airports in 2013 in terms of passenger traffic and contribution to revenues.  The substantial majority of this airport’s passengers are domestic.  The airport’s primary point of origin and destination is Mexico City.  In 2013, approximately 1.3 million passengers traveled through Mérida International Airport.

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

In 2011, 2012 and 2013, approximately 17,732, 17,713 and 17,867 metric tons of cargo, respectively, were transported through Mérida International Airport, making it our leading airport in terms of cargo volume.  In 2011, 2012 and 2013, Mérida represented approximately 35.8%, 34.4% and 35.2% respectively, of our total cargo volume.  We have considered opportunities for further developing the Mérida cargo facilities, but we have no plans to pursue such opportunities at this time.

There are currently 40 businesses operating in Mérida International Airport.  One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (“GDS”) pursuant to a long-term lease contract that terminated on January 1, 2009.  This lease allowed GDS to construct and develop the airport’s air cargo terminal.  Although GDS continues operating the business notwithstanding the termination of the lease, we have initiated legal proceedings to have them evicted, which are currently in process. In addition, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009.  Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

Cozumel International Airport

Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo.  The airport primarily serves foreign tourists.  During 2013, approximately 449,871 passengers traveled through Cozumel International Airport, most of which were international passengers.  Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 2.89 million, 2.75 million and 2.75 million cruise ship visitors in 2011, 2012 and 2013, respectively.  Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers.  The airport’s most important points of origin and destination are Houston, Dallas, Atlanta and Mexico City.  The island of Cozumel has a population of approximately 84,033.

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

Villahermosa International Airport

Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site.  The city of Villahermosa has a population of approximately 694,181.  Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry.  During 2013, the airport served approximately 1.0 million passengers, substantially all of which arrived on domestic flights.  The airport’s most important points of origin and destination are Houston, Dallas, Atlanta and Mexico City.

As a result of a modernization project carried out in 2006 the airport’s commercial aviation apron was extended by a total of 12,521 square meters (approximately 134,634 square feet), representing an increase of 87%.  The terminal building was expanded from 5,463 square meters (approximately 58,741 square feet) to 9,584 square meters (approximately 103,161 square feet), representing an increase of 77%.  There are currently 29 businesses operating at Villahermosa International Airport.

The airport has one runway with a length of 2,200 meters (1.4 miles), which was repaired in 2010.  The airport’s terminal has six remote parking positions, with three served by boarding bridges.

In February 2014, the Palenque International Airport opened in the city of Palenque, 46.9 miles from Villahermosa.  Although we do not know for certain what impact this new airport may have on passenger traffic, we estimate that it will not be significant.

Oaxaca International Airport

Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca.  The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of approximately 330,413.  The airport served approximately 510,345 passengers in 2013, most of which were domestic.  The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions.  Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with six remote positions.  The airport also includes a general aviation building for small private airplanes with 20 positions.  There are currently 20 businesses operating at Oaxaca International Airport.

Veracruz International Airport

Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico.  The city of Veracruz has a population of approximately 518,906.  Veracruz is the busiest port in Mexico in terms of commercial traffic, and is the location of the country’s largest container terminal.  According to the Mexican Bureau of Ports, Veracruz accounted for 7.6% of all waterborne cargo handled by Mexican ports in 2013.  In 2013, the airport served approximately 1.0 million passengers.  Because the airport’s passengers are primarily Mexican businesspeople, its passenger volume and results of operations are dependent on Mexican economic conditions.  The airport’s most important point of origin and destination is Mexico City.

The original 4,065 square meters (43,700 square feet) of the terminal building at the airport were remodeled in 2005, and an extension of 2,000 square meters (21,500 square feet) was added, representing an increase of 49%.  In addition, special collapsible jetways were built to protect passengers during boarding and disembarking, along with a new international baggage claim facility and bigger, newer offices and facilities for federal authorities.  There are currently 29 businesses operating at Veracruz International Airport.

The airport has two perpendicular runways, one with a length of 2,400 meters (1.5 miles) and another with a length of 1,523 meters (1.0 miles).  The airport has one main commercial terminal.  The airport also has a general aviation building for small private aircraft with 23 positions.

Huatulco International Airport

Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast.  Huatulco has a population of approximately 41,661, and was first developed as a tourist resort in the late 1980s.  The airport served approximately 484,604 passengers in 2013, most of which were domestic.  The substantial majority of the airport’s passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic.  The airport’s most important points of origin and destination are Mexico City, Toluca and Oaxaca.

The airport has one runway with a length of 2,700 meters (1.7 miles).  The airport’s terminal has seven remote positions.  The airport has a general aviation building for small private airplanes with fourteen positions.  There are currently 31 businesses operating at Huatulco International Airport.

Tapachula International Airport

Tapachula International Airport serves the city of Tapachula, which has a population of approximately 231,854, and the state of Chiapas.  In 2013, the airport served approximately 156,288 passengers, substantially all of which were domestic.  The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles), which was repaired in 2010.  The airport has one terminal with three remote boarding positions.  The airport also has a general aviation building for small private aircraft with 24 boarding positions.  There are currently 15 businesses operating at Tapachula International Airport.

Minatitlán International Airport

Minatitlán International Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos in the state of Veracruz, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán.  The metropolitan area comprised of these three cities has a population of approximately 116,318.  In 2013, the airport served approximately 174,885 passengers.  In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque.  The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses.  Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions.  The airport’s most important point of origin and destination is Mexico City.

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

Principal Air Traffic Customers of our Mexican Airports

As of December 31, 2013, 105 international airlines and 10 Mexican airlines operated flights at our nine airports (including airlines operating solely on a code share basis).  A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.

Prior to August 2010, Grupo Mexicana, whose subsidiaries include Mexicana and Click (formerly known as Aerovías Caribe), operated the most flights at our airports, with Grupo Aeromexico providing the fifth highest number of flights.  Grupo Mexicana ceased operations on August 28, 2010.  Since then, the airline that operates the most flights at our airports is Aerovias de Mexico, S.A. de C.V (“Aeromexico”).  Aeromexico also controls other airlines operating in our airports, including Aerocozumel and Aeromexpress, as well as the largest provider of baggage and ramp handling services at our airports, Administradora Especializada.

Among foreign airlines, American Airlines (previously American Airlines and U.S. Airways) and United Air Lines (previously United Air Lines and Continental Airlines) operate the greatest number of flights to and from our airports.  In 2013, American Airlines (previously American Airlines and U.S. Airways) and United Air Lines (previously United Air Lines and Continental Airlines) accounted for 7.0% and 4.9%, respectively, of our revenues.

The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2011, 2012 and 2013:

Principal Air Traffic Customers

	Percentage of ASUR Revenues
	Year ended December 31,
	2011	2012	2013
Customer
American Airlines (previously American Airlines and U.S. Airways)(1)	7.0%	7.0%	7.0%
Aerovías de Mexico, S.A. de C.V. (Aeromexico)	5.4%	5.3%	5.0%
United Air Lines, Inc.	5.4%	5.0%	4.9%
Aviation Support S.A. de C.V.	3.3%	3.9%	3.6%
Delta Air Lines, Inc.	3.2%	2.9%	2.7%
Aviacion Comercial Especializada S.A. de C.V.	1.8%	1.7%	1.5%
Air Canada	0.9%	0.8%	0.6%
Other	73.0%	73.4%	74.6%
Total	100.0%	100.0%	100.0%

(1)                              On December 9, 2013, American Airlines, Inc. merged with US Airways Group, Inc.

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

In addition, the Mexican government has announced its intention to grant a concession for a new airport in the Mayan Riviera through a public bidding process.  The bidding process for the Mayan Riviera Airport was announced on May 11, 2010.  Three companies, including ASUR, participated in the bidding process. On January 31, 2011, the COFECE issued an unfavorable decision regarding our participation in the bidding process for the construction, maintenance and operation of the Riviera Maya airport.  We disagreed with the decision and the views expressed by the COFECE and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process.  On May 20, 2011, we were notified by the Ministry of Communications and Transportation, through the Mexican Civil Aviation Authority, that the international public bidding process was cancelled because none of the technical bids presented by the participants complied with the requirements established in the bidding documents.  As a result, these legal proceedings were cancelled and have therefore terminated.  No party was declared the winner of these legal proceedings.  If the bidding process is restarted, we may again be denied the right to participate.  As a result, we are unable to estimate the potential financial impact, if any, that the decision to not let us participate in the bidding process will have on the future earnings of Cancún Airport.

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

In February 2014, the Palenque International Airport opened in the city of Palenque, 46.9 miles from Villahermosa.  Although we do not know for certain what impact this new airport may have on passenger traffic, we estimate that it will not be significant.

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

The Mexican Airport and Auxiliary Services Agency currently operates seven small airports in Mexico’s southeast region.  The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 4.8% of the passenger traffic in the region.

Other Airports

Luis Muñoz Marín International Airport

We, through our Cancún airport subsidiary, own a 50% interest in Aerostar, which has a 40 year lease for the LMM Airport.  The LMM Airport is located three miles outside of San Juan, Puerto Rico.  It is the Caribbean’s largest and busiest airport, offering leisure and business travel to over 50 destinations.  The LMM Airport serves the capital of San Juan and it is the primary gateway from Puerto Rico to international destinations and the mainland United States. The LMM Airport is ranked as the 13th largest medium hub facility and the 42nd largest airport in the United States by the FAA based on number of enplanements, as of October 2012.  According to the Puerto Rico Ports Authority, in 2011, 2012 and 2013, approximately 8.0 million, 8.4 million and 8.3 million passengers, respectively, travelled through the LMM Airport.

The LMM Airport site covers approximately 1,300 acres of land.  It does not face competition from other forms of surface transportation given its island location.  The largest competing airport on the island is nearly two hours away by car from San Juan.  The LMM Airport is a short driving distance from the largest hotels in Puerto Rico.  The top ten hotels on the island, which represent approximately 54% of total hotel capacity, are on average within twelve miles of the LMM Airport.

The LMM Airport has the capacity to handle up to 10 million enplanements annually, which is more than double its current usage.  The LMM Airport is comprised of two runways and five terminals (Terminals A through E).  Terminal A, which is the newest facility at the LMM Airport, opened in June 2012.  Terminals B through E were constructed in various stages beginning with Terminals D and E in the late 1950s, then Terminal B in the 1980s and Terminal C in the 1990s.  Terminal B was closed in November 2013 for remodeling, and we plan to reopen the terminal during the fourth quarter of 2014.  Terminal E is not currently in use and Aerostar plans to close Terminal D within the first three years of operations to utilize the airport’s capacity more efficiently.

As of July 2013, scheduled passenger air services at LMM Airport were provided by 25 airlines (together with regional affiliates and other partners).

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

As a member of Aerostar, our Cancún airport subsidiary was required to make an initial capital contribution equivalent to (x) its proportionate share of the Leasehold Fee required under the Lease Agreement, minus (y) any anticipated net cash proceeds of any debt financing incurred for the purpose of paying the Leasehold Fee, multiplied by (z) its membership percentage at least two business days prior to the Closing.  Our Cancún airport subsidiary’s membership percentage at that time was and continues to be 50%.  Our Cancún airport subsidiary is not required to make any additional capital contributions to Aerostar unless it is required to do so by the Operating Agreement or all of the managers approve additional capital contributions by unanimous vote.  Additionally, if (i) during the terms of either the Lease Agreement or the Airport Use Agreements Aerostar requires additional financing to meet its obligations under these agreements or to ensure that it is not insolvent, and Aerostar is not able to obtain financing on terms acceptable to the managers, or (ii) Aerostar’s President and Chief Financial Officer reasonably determine that within thirty (30) days Aerostar will not have enough working capital to meet its current expenses, and the managers fail to agree by unanimous vote that additional capital contributions are required, then the members are required to make such additional capital contributions, in proportion to their respective membership percentages, without the need for further action by the managers.  If the managers agree or the President and CFO determine that additional capital contributions are needed, then the members must make such contribution within seven business days after the managers make the determination.  To date, no additional capital contributions have been required.  Our Cancún airport subsidiary is not entitled to receive interest on any capital contribution made to Aerostar.

Our Cancún airport subsidiary is entitled to distributions in accordance with its membership percentage, subject to the adequacy of projected cash flows after giving effect to any distribution, any capital expenditure requirements, any financial covenants contained in any financing documents or other agreements to which Aerostar is a party and the need to maintain a reasonable level of working capital for Aerostar.

Aerostar’s property, business and affairs are managed by an operating board, and certain strategic decisions are left to a members board.

The operating board is comprised of eight managers which are appointed by the members in proportion to their respective membership units. Each member that holds at least a 12.5% membership interest in Aerostar is entitled to appoint, remove and replace one manager for each 12.5% interest. Accordingly, our Cancún airport subsidiary is entitled to designate four members of the operating board.  Each member is entitled to suspend or remove any manager it appoints and to appoint another manager in its place.

All operating and management decisions relating to Aerostar, except for major decisions, require the approval of the majority of the votes of the managers, provided that at least one manager appointed by each member votes in the affirmative.  Certain major decisions require the unanimous vote of the operating board.  These decisions include:

•	determining the amount of cash available for distributions and approving any distributions to be made to the members;

•

amending in a material way the Lease to operate the LMM Airport, the Airport Use Agreements governing the Signatory Airlines’ use of the LMM Airport or any financing documents to which Aerostar is a party;

•	appointing or removing officers, including the President, Chief Financial Officer or Chief Operating Officer and setting their salary;

•	approving and implementing any incentive compensation, option or similar plan for officers or other employees of Aerostar;

•

approving Aerostar’s annual budget or any deviations from the set budgets by more than 5%, and the capital expenditure budget, any single capital expenditure in the budget greater than U.S.$2.5 million and any single deviation from the capital expenditure budget in excess of the lesser of 5% or U.S.$500,000;

•	material borrowings from third parties and material encumbrances;

•	affiliate transactions;

•	changing Aerostar’s corporate structure, business or business plans;

•	settling any material litigation;

•	sales of assets having a market value in excess of U.S.$50,000 or U.S.$500,000 in aggregate in any 12-month period; or

•	determining the contents of, and approval of, a final “strategy document” for the company’s capacity enhancement plan.

The members board is comprised of four member representatives, which are appointed by the members in proportion to their membership units.  Each member that holds at least a 25% interest in Aerostar is entitled to appoint, remove and replace one member representative for each 25% interest.  Our Cancún airport subsidiary is entitled to designate two member representatives on the members board.  Each member is entitled to suspend or remove any member representative it appoints and to appoint another member representative in its place.  The members board will be constituted to make strategic decisions required or permitted to be taken by the members.  Certain strategic decisions require a unanimous vote of the members board. These decisions include:

•	making calls for additional capital contributions by the members;

•

any transaction to merge or consolidate Aerostar with another Person, any transaction to sell, transfer, assign, convey or otherwise dispose of all or substantially all of the assets or rights of Aerostar or any transaction to purchase all or substantially all of the assets or rights of any Person by Aerostar;

•	any proposal to liquidate or dissolve Aerostar or have it file for bankruptcy or initiate similar proceedings;

•	raising capital rights issues; or

•	Commencing any legal proceedings on behalf of Aerostar against a member.

The Operating Agreement provides that if there is a deadlock between the managers or the member representatives, any manager or member representative may refer the deadlock to the Chief Executive Officers of ASUR or Highstar Capital.  If that person is unable to resolve the deadlock within twenty-one days of being requested to resolve the matter, then the matter will be referred to a non-binding mediation process.  Finally, if the matter is not resolved through mediation within forty-five days (unless ASUR and Highstar Capital agree otherwise) after a mediator is appointed, then either member can submit the dispute to final and binding arbitration.

Mexican Regulatory Framework

Mexico

Mexican Sources of Regulation

The following are the principal laws, regulations and instruments that govern our business and the operation of our Mexican airports:

•	the Mexican Communications Law, enacted February 19, 1940,

•	the Mexican Federal Duties Law, enacted December 31, 1981,

•	the Mexican Civil Aviation Law, enacted May 12, 1995,

•	the Mexican Airport Law, enacted December 22, 1995,

•	the concessions that entitle our subsidiaries to operate our nine airports, which were granted in 1998 and amended in 1999,

•	the regulations to the Mexican Airport Law, enacted February 17, 2000, and

•	the Mexican National Assets Law, enacted May 20, 2004.

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

We and our subsidiary concession holders are jointly and severally liable to the Ministry of Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries.  Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets that they use and to third-party airport users.  In the event of a breach of one concession, the Ministry of Communications and Transportation is authorized to revoke all of the concessions held by our subsidiaries.

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

In December 2013, the Ministry of Communications and Transportation approved each of our current updated master development plans.  These plans are in effect from January 1, 2014 to December 31, 2018.

The following table sets forth our committed investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.  Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

Committed Investments

	Committed Investments
	Year ended December 31, 2012
Airport	2014		2015		2016		2017		2018		Totals
	(millions of constant pesos as of December 31, 2012)(1)

Cancún	Ps. 800.9	(2)	Ps.2,259.9	(2)	Ps.1,421.8	(2)	Ps. 865.7	(2)	Ps.217.2	(2)	Ps.5,565.5	(2)
Cozumel	24.8		60.8		22.0		61.4		5.9		174.9
Huatulco	54.2		54.7		5.9		7.5		6.4		128.7
Mérida	65.6		181.7		89.5		38.8		3.9		379.5
Minatitlán	41.3		24.4		10.3		1.9		4.1		82.0
Oaxaca	9.1		28.7		37.0		13.3		5.8		93.9
Tapachula	14.3		25.3		2.3		4.3		7.8		54.0
Veracruz	197.6		177.4		7.7		6.1		5.3		394.1
Villahermosa	35.4		49.1		51.5		5.6		11.7		153.3
Total	Ps.1,243.2		Ps.2,862.0		Ps.1,648.0		Ps.1,004.6		Ps.268.1		Ps.7,025.9

(1)                                 Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)                                 As of December 31, 2013 we have invested Ps.698.2 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments	Indicative Investments
Airport	January 1, 2014 – December 31, 2018	January 1, 2019 – December 31, 2023	January 1, 2024 – December 31, 2028
	(millions of constant pesos as of December 31, 2012)(1)

Cancún	Ps.5,565.5(2)	Ps.1,452.8	Ps.1,345.5
Cozumel	174.9	61.4	129.0
Huatulco	128.7	145.6	94.2
Mérida	379.5	158.8	104.4
Minatitlán	82.0	30.2	64.7
Oaxaca	93.9	105.3	84.8
Tapachula	54.0	36.5	61.3
Veracruz	394.1	110.8	128.7
Villahermosa	153.3	103.0	133.0
Total	Ps.7,025.9	Ps.2,204.4	Ps.2,145.6

(1)                                 Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)                                 As of December 31, 2013 we have invested Ps.698.2 million (which is included in the investment commitments for this period shown above).

Price Regulation

The Mexican Airport Law provides that the Ministry of Communications and Transportation may establish price regulations for services for which the COFECE determines that a competitive market does not exist.  On March 9, 1999, the COFECE issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services.  This ruling authorized the Ministry of Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to providers of complementary services in our airports.  On March 19, 1999, a new regulation, the Rate Regulation, was incorporated within the terms of each of our concessions.  The Rate Regulation, which became effective May 1, 1999, establishes the annual maximum rates for each of our concession holders, which is the maximum amount of revenue per workload unit (one passenger or 100 kilograms (220 pounds) of cargo) in a given year that the concession holder may earn at its airports from all regulated revenue sources.

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

All other sources of revenues at our airports are not regulated.  Approximately 57.2%, 58.3% and 59.3% of our revenues in 2011, 2012 and 2013 respectively, were derived from regulated sources of revenue.

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

Current Maximum Rates

Each airport’s maximum rates from January 1, 2014 to December 31, 2018 were set by the Ministry of Communications and Transportation in December 2013.

The following table sets forth the maximum rates for each of our airports for the periods indicated.  These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

	Maximum Rates(1)(2)
	Year ended December 31, 2013
	2014	2015	2016	2017	2018
Cancún	Ps.142.67	Ps.141.67	Ps.140.68	Ps.139.70	Ps.138.72
Mérida	146.77	145.74	144.72	143.70	142.70
Cozumel	176.13	174.90	173.67	172.46	171.25
Villahermosa	133.23	132.30	131.38	130.46	129.54
Oaxaca	173.38	172.17	170.97	169.77	168.58
Veracruz	140.57	139.59	138.61	137.64	136.67
Huatulco	166.78	165.61	164.45	163.30	162.16
Tapachula	172.00	170.80	169.61	168.42	167.24
Minatitlán	184.17	182.88	181.59	180.32	179.06

(1)                                   Expressed in adjusted pesos as of December 31, 2013 based on the Mexican producer price index (excluding petroleum).

(2)                                   Our concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency.  For the five-year period ending December 31, 2018, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.

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

Our concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency.  For the period beginning January 1, 2014 and ending December 31, 2018, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City).  On January 1, 2014, the daily minimum wage in Mexico City was Ps.67.29.  As a result, the maximum penalty at such date could have been Ps.3.4 million (U.S.$256,529).  In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession.  We would face similar sanctions for any violations of the Mexican Airport Law or its regulations.  A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

In addition, the Ministry of Communications and Transportation has committed to review and adjust Cancún’s maximum rate within three months from the granting of a concession to operate the Mayan Riviera Airport to reflect changes in projected traffic levels at our airports.  See “Item. 4 Information on the Company—Master Development Plans.”

Ownership Commitments and Restrictions

The concessions require us to retain a 51% direct ownership interest in each of our nine concession holders throughout the term of these concessions.  Any acquisition by us or one of our concession holders of any additional airport concessions or of a beneficial interest of 30% or more of another concession holder requires the consent of the COFECE.  In addition, the concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.

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

Penalties and Termination and Revocation of Concessions and Concession Assets

The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession.  On January 1, 2014, the daily minimum wage in Mexico City was Ps.67.29.  As a result, the maximum penalty at such date could have been Ps.26.9 million (U.S.$2.1 million).

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

Environmental Matters

Our operations are subject to federal, state and municipal laws, regulations and official standards relating to the protection of the environment and natural resources.

The main environmental laws include the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), or the Ecological Law, which is administered by Procuraduria Federal de Protección Ambiental (“PROFEPA”), the enforcement arm of the Mexican Environmental and National Resources Ministry (Secretaría de Medio Ambiente y Recursos Naturales) and the Law of National Waters

(Ley de Aguas Nacionales) and its regulations, which are administered by the Mexican National Water Commission (Comisión Nacional del Agua), or the CNA.

Under the Ecological Law, regulations have been promulgated concerning air pollution, environmental impact studies, noise control and hazardous wastes.  The Ecological Law also regulates vibrations, thermal energy, soil pollution and visual pollution that result from construction, although the Mexican government has not yet issued specific enforcement standards on these issues.  Pursuant to the Law of National Waters, companies that discharge waste water must comply with maximum allowable contaminant levels in order to preserve water quality.  The Ecological Law also provides that companies that contaminate the soil are responsible for clean-up.  Promulgated pursuant to the Ecological Law, Mexican Official Norms (Normas Oficiales Mexicanas), which are technical regulations issued by a competent regulatory authority, establish standards relating to air emissions, discharges of pollution and waste water and the handling of hazardous waste.  Mexican Official Norms also regulate noise pollution.  The PROFEPA can bring administrative, civil and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities.  Every company in Mexico is required to provide the National Institute of Ecology (Instituto Nacional de Ecología Cambio Climático), the regulatory arm of the Mexican Environmental and National Resources Ministry, with periodic reports regarding compliance with the Ecological Law and the regulations thereunder.

The PROFEPA has issued “clean industry” certificates for all of our airports in Mexico.  These certificates certify compliance with applicable Mexican environmental law regulations.  We are in compliance with the requirement to renew these certificates every two years.

The level of environmental regulation in Mexico has increased in recent years, and the enforcement of the law is becoming more stringent.  We expect this trend to continue and to be stimulated by international agreements between Mexico and the United States and/or other countries or international organizations.

Environmental laws impose liability and clean-up responsibility for releases of hazardous substances into the environment. Additionally, in July 2013 a new Federal Environmental Liability Law (Ley Federal de Responsabilidad Ambiental) became effective. This law provides for a novel judicial process to claim the reparation or compensation of environmental damages resulting from unlawful acts or omissions. Under this new law, we could be subject to additional liabilities and penalties.

Modifications of existing environmental laws and regulations or the adoption of more stringent environmental laws and regulations may result in the need for investments that are not currently provided for in our capital expenditures program and may otherwise result in a material adverse effect on our business, results of operations or financial condition.

Although we do not currently expect that compliance with Mexican environmental laws or Mexican state environmental laws will have a material effect on our financial condition or results of operations, there can be no assurance, however, that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

Puerto Rico

Sources of Regulation

The following are the principal laws, regulations and instruments that govern the business and operation of the LMM Airport owned by Aerostar, our joint venture with Highstar Capital:

•                  the Federal Aviation Act of 1958, as enacted and amended and any regulations issued under it;

•                  the Federal Aviation Administration’s Airport Privatization Program;

•                  the Part 139 Certification of Airports issued by the FAA;

•                  the Airport Security Program approved by the Transportation Security Administration (“TSA”);

•                  the Puerto Rico Public Private Partnership Act of June 8, 2009;

•                  the Lease Agreement among Aerostar and the PRPA dated July 24, 2012 which entitles Aerostar to operate the LMM Airport; and

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

The FAA’s Airport Privatization Program was established by the U.S. Congress to explore privatization as a means of generating capital for airport improvement and development.  Through the program, private companies may own, manage, lease and develop public airports.  The 2012 Reauthorization Act (the “Act”) increased the number of airports that can participate in the program from five to ten.  The Act also authorized the FAA to permit up to ten public airport sponsors to sell or lease an airport with certain restrictions and to exempt the sponsors from certain federal requirements that could otherwise make privatization impractical.  Under this program, the airport’s owners or lease holders may be exempt from repayment of federal grants, return of property acquired with federal assistance and the use of proceeds from the airport’s sale or lease to be used exclusively for the airport’s purposes.  The Act also provides that a private operator may receive Airport Improvement Program and discretionary grants, collect Passenger Facility Charges and charge reasonable fees, provided that the airport demonstrates compliance with nine key statutory and regulatory conditions, including applicable Airport Improvement

Program grant assurances, Passenger Facility Charges assurances, and assurances that it will not “unjustly discriminate,” that the operation of the airport will not be interrupted, that fees imposed on general aviation operators will not increase faster than fees for air carriers, and that collective bargaining agreements for airport employees will not be abrogated.  The pilot program began in September 1997.  As of August 2013, the most recent date for which this information is available, there were two active applications in the program.  One of them was Aerostar’s application to operate the LMM Airport in Puerto Rico, which was approved by the FAA on February 25, 2013.

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

Each airport operator must have an Airport Security Program approved by the TSA and is subject to regulation by the TSA. In addition, air carriers at the airport must have approved TSA security programs.  The security program at LMM was approved and must continue to be in compliance with TSA regulations and guidelines at all times during the term of Aerostar’s operation of the airport.  The TSA provides direct passenger screening at LMM and will continue to do so during the length of the concession at no cost to Aerostar.

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

Role of the Transportation Security Administration

The TSA is an agency of the Department of Homeland Security that was created after the terrorist attacks of September 11, 2001 to strengthen the security of U.S. transportation systems.  The TSA is responsible for security at U.S. airports and has deployed a federal workforce to screen all commercial airlines passengers and baggage.  The TSA also regulates aviation security.  The TSA employs a risk-based strategy to secure U.S. transportation systems.  In 2013, the TSA had nearly 50,000 security officers who screened over 1.7 million passengers each day at more than 450 airports throughout the U.S.

Role of the Puerto Rico Ports Authority

The PRPA is a public corporation and government body created by Law No. 125 on May 7, 1942.  Prior to February 27, 2013, when the transactions contemplated by the Lease Agreement were completed, it was the governing body responsible for the current operations at the LMM airport.  The PRPA is directed by an Executive Director and a Board of Directors.  It has a Maritime Department and an Aviation Department.  In addition to leasing LMM to Aerostar, the Aviation Department owns and operates the airports of Isla Grande, Ponce, Mayaguez, Arecibo, Aguadilla, Culebra, Humacao, Patillas, Vieques and Fajardo.

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

Aerostar has also agreed under the Use Agreement to engage in the Capacity Enhancement Plan.  For a fuller description of the capital projects Aerostar will engage in to improve the facilities and premises of the LMM Airport, see “Item 4. Information on the Company — Regulatory Framework— Puerto Rico — Capacity Enhancement Plan.”  However, prior to commencing the plan, Aerostar has to obtain approval of the airlines that (i) in the aggregate paid a majority of the total annual contributions charged to all Signatory Airlines for the year prior to the start date of the plan and (ii) constitute a numerical majority of all votes cast by the Signatory Airlines that and (iii) from any airline whose operations would be directly affected by the plan.

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

The Use Agreements entitle Aerostar to the following total annual contributions from the airlines serving the LMM Airport:

•                  For the first partial year of the term (i.e., the year ending December 31, 2013), U.S.$62.0 million multiplied by the number of days of the term in that year over the number of days in that year.

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

Capital Expenditures Required under the Lease Agreement and Airport Use Agreements

Aerostar is required under the Lease to fund and perform certain general accelerated upgrades at its sole cost and expense. These mandated general accelerated upgrades include landscaping improvement work as specified in the Lease, repair and replacement of jet bridges that do not conform to good industry practice, repair of damaged roadways and markings, curbs and walkways, replacement of deteriorating flooring throughout the interior of the terminals and buildings at the LMM Airport, installment of Wi-Fi connectivity throughout the LMM Airport terminals, installment of electric outlets for passenger use through the LMM Airport terminals, upgrade, enhancement, repair and replacement of deficient and unsafe areas of lighting, and repair and replacement of elevators, escalators and stairwells throughout the LMM Airport terminals and buildings.  Aerostar must submit a written and detailed scope of the work, including sketches, drawings and other supporting documentation required by the Lease for review and approval prior to the start of the preliminary and final development of plans and construction.  Preliminary and final construction documents must also be submitted for review and approval.  Per the requirement of the Lease, Aerostar has begun work on the required general accelerated upgrades, which are expected to be completed no later than November 26, 2014.

Aerostar is also required under the Use Agreements to complete certain initial capital projects, such as construction of new access roads and all necessary utilities, relocation of certain terminal baggage inspection facilities, replacement of stairwells in the LMM Airport parking garage, replacement of failed pavement in taxiways, update of Airline location signs on access roads and terminal entrances and repair roof leaks in all LMM terminals, among others.  These initial capital projects are necessary to bring the condition of the LMM Airport to a high level consistent with the Operating Standards (described below).  If the aggregate cost incurred by Aerostar for performing all required initial capital projects is less than U.S.$34.0 million, the Signatory Airlines have the right to require that Aerostar expend an amount equal to the difference between the costs incurred in performing the initial capital projects and U.S.$34.0 million toward completing other capital projects approved by the Signatory Airlines without adjusting the annual contribution the Signatory Airlines must pay Aerostar under the Use Agreement.

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

Capacity Enhancement Plan

Aerostar and the Signatory Airlines have agreed on a plan for the reconfiguration of the LMM Airport, also known as the Capacity Enhancement Plan, or CEP.

The CEP consists of three separate phases and is expected to be completed in 2015.  The purpose of the CEP is to remodel the LMM Airport so that it can operate more efficiently.  The CEP includes aesthetic modifications to Terminals B and E, reconfiguration of the ticketing lobby to make it more accessible and easier to navigate by passengers, the construction of a new customs holdroom to allow for more private and thorough searches of passenger and luggage when necessary, and the refurbishment and replacement of passenger loading bridges on several gates to create a more efficient and safe pathway for passengers to board their flights.  In the second and third phases of the CEP, the departure level of Terminals B and C will be closed for construction and airlines using those terminals will be temporarily relocated to Terminal D.  After construction in Terminals B and C are completed, airlines will be moved to permanent ticket counters in Terminals B and C and Terminals D and E will be decommissioned.

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

Aerostar is also required to provide the PRPA its unaudited financial statements for each six-month period within 60 days and its audited financial statements within 120 days after the end of each reporting year during the term. In addition, the Lease grants the PRPA or any other governmental authority of competent jurisdiction audit and inspection rights with regards to Aerostar’s operation of the LMM Airport through the term of the Lease.

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

Additionally, the Lease will be automatically rescinded if Aerostar or any subsidiary, alter ego, president, vice presidents, executive directors, directors or members of its board of directors is convicted or enters a plea of guilty in respect of any crime outlined in Act No. 458 of the Legislative Assembly of Puerto Rico, enacted on December 29, 2000.  Similarly, if Aerostar is convicted of a public integrity crime other than an Act No. 458 crime, the Lease will terminate as required by Act No. 237 of the Legislative Assembly of Puerto Rico, enacted August 31, 2004.

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

The level of environmental regulation in Puerto Rico has increased in recent years, and the enforcement of the law is becoming more stringent.  We expect this trend to continue.  We do not expect that compliance with the applicable U.S. federal or Puerto Rico environmental laws and regulations will have a material effect on our financial condition or results of operations.  There can be no assurance, however, that environmental laws and regulations or the enforcement thereof will not change in a manner that could require us to make additional capital contributions to Aerostar, which could have a material adverse effect on our equity interest in the income from Aerostar.

Organizational Structure

The following table sets forth our material consolidated subsidiaries as of December 31, 2013, including our direct and indirect ownership interest in each:

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

(1) As of December 2013, Aeropuerto de Cancún, S.A. de C.V., has an 18.1 %  equity participation in this airport.
(2) As of December 2013, Aeropuerto de Cancún, S.A. de C.V., has a 21.6% equity participation in this airport.
(3) As of December 2013, Aeropuerto de Cancún, S.A. de C.V., has an 8.4% equity participation in this airport.
(4) As of December 2013, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.
(5) As of December 2013, Aeropuerto de Cancún, S.A. de C.V., has a 23.4% equity participation in this airport.

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

Overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government.  The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers.  For example, in 2011, 2012 and 2013, approximately 54.6%, 55.6% and 56.5% respectively, of our total revenues were derived from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation.  The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport.  Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

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

Recent Developments

Aerostar Begins Operating Puerto Rican airport

On July 24, 2012, Aerostar signed a lease agreement to operate the LMM Airport with the Puerto Rico Ports Authority.  Aerostar won the right to enter into the Lease Agreement following a public bidding process in which the Puerto Rico Public Private Partnership Committee declared Aerostar the winner on July 19, 2012.

The closing of the Lease Agreement occurred on February 27, 2013. The terms of the Lease and Aerostar’s obligations under it are more fully discussed in “Item 4. Information on the Company—Regulatory Framework—Puerto Rico—Scope of Lease Agreement and General Obligations of Aerostar.”  Our share of Aerostar’s net income or losses are accounted for using the equity method, and are recorded under the line item “Participation in the Results of Associated Entities.”

Mexican Congress approved a comprehensive tax reform package and repealed the single rate business tax

In October, 2013, the Mexican Congress approved a comprehensive tax reform package that was published in the Official Gazette on December 11, 2013 and entered into force on January 1, 2014.   The broad-based reforms contained numerous provisions that will affect Mexican companies, such as the repeal of the IETU, the imposition of a 10% tax on dividends, a limitation on certain corporate deductions, changes in the tax consolidation rules, changes to indirect taxes such as VAT, changes in criteria for the deductibility of certain expenses and/or the accumulation of income and other industry-specific measures.  For more information on this and other changes to Mexican tax law, see “Item 5.  Operating and Financial Review and Prospects—Taxation.”

We participated in a tax amnesty program implemented by the Mexican federal government

When bidding was concluded for the shares of the Mexican airport group that became ASUR, The Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance determined that this agreement was invalid and that it should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination.  In May 2013, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance with respect to income taxes.  As of April, 2014, the appeal is still pending resolution with respect to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws, and if we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

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

Economic Downturn and Recovery

The U.S. and Mexican economies are currently recovering from a recession.  In the third and fourth quarters of 2008, according to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product decreased at annualized rates of 0.5% and 6.2%, respectively. In 2009 the U.S. gross domestic product continued to decline at an annualized rate of 2.4%.  In 2010 the U.S. economy began to recover, with gross domestic product increasing at an annualized rate of 2.9%. In 2011 the U.S. gross domestic product increased at an annualized rate of 1.8%.  In 2012 the U.S. gross domestic product increased at an annualized rate of 2.2%.  In 2013, the U.S. economy continued to improve, with the gross domestic product increasing at an annualized rate of 1.9%.  Likewise, according to the Mexican National Statistical, Geographic and Information Institute (“INEGI”), the Mexican gross domestic product decreased at an annualized rate of 1.6% during the fourth quarter of 2008, and an additional 6.5% in 2009.  The Mexican gross domestic product increased 5.5% in 2010, 3.7% in 2011, 3.9% in 2012 and 1.1% in 2013. The air travel industry, and consequently, our results of operations, are substantially influenced by economic conditions in Mexico and the United States.  In 2011, 2012 and 2013, approximately 61.4%, 58.2% and 58.1% respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States, and approximately 59.2%, 57.0% and 57.4% of our revenues in 2011, 2012 and 2013, respectively, were derived from charges imposed on passengers departing from or arriving in the United States.  Similarly, in 2011, 2012 and 2013, approximately 42.5%, 44.9% and 44.5%, respectively, of our passengers traveled on domestic flights, and approximately 40.8%, 43.0% and 42.6%  of our revenues in 2011, 2012 and 2013, respectively, were derived from domestic passenger charges.

We believe that our results of operations were affected differently by the U.S. and Mexican recessions.  Many of the passengers traveling through our airports to or from the United States are traveling to vacation destinations such as Cancún, Cozumel or the Mayan Riviera.  For many U.S. travelers, we believe these destinations are more affordable than similar destinations in Florida or the Caribbean.  As a result, we believe that during the recession, passenger traffic to and from the United States may have partially benefited from a substitution effect, whereby some of the passengers who were deferring or eliminating travel because of global economic conditions were replaced by passengers who choose to travel to destinations served by our airports instead of other, less economical destinations.  Nevertheless, we believe that the severity of the U.S. economic recession led to overall reduced spending on vacation travel, and adversely impacted international passenger traffic levels at our airports and our results of operations.  Because of the perception of Cancún, Cozumel and the Mayan Riviera as more economical vacation destinations, we believe that our airports have been and are well-placed to take advantage of the continuing economic recovery.  In 2012, our international passenger traffic increased 5.2%, including an increase of 5.5% at Cancún Airport.  In 2013, our international passenger traffic increased 10.3%, including an increase of 10.6% at Cancún Airport.  We expect that passenger traffic will continue to increase while the economic recovery in the United States continues.  However, we cannot predict how economic conditions in the United States may develop in the future or how these conditions will affect tourism and travel decisions.  In addition, whether destinations served by our airports will be viewed as adequate substitutes for other tourist destinations depends on a number of factors, including the perceived attractiveness, affordability and accessibility of Cancún, Cozumel and the Mayan Riviera as desirable vacation destinations.  We are unable to control many of these factors and therefore we cannot assure you that this substitution effect would occur again if the United States were to experience another recession.

In Mexico, the recession resulted in an overall decrease in levels of domestic passenger traffic as compared to historical passenger traffic levels, although domestic passenger levels have increased in recent years as the economy has continued to recover.  In 2012, domestic passenger traffic increased 15.8% from 2011.  In 2013, domestic passenger traffic increased 8.5% from 2012.  Among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they have not benefited, and are unlikely to benefit in the future, from the substitution effect that we believe has occurred with respect to passengers traveling to and from the United States.  In addition, a portion of our domestic passengers are business travelers, whose demand for travel was adversely affected by the recession.  As the Mexican economy begins to recover, we have noticed an uptick in domestic travel to certain destinations, such as Cancún (9.3%, 25.3% and 9.9% increases in passenger traffic in 2011, 2012 and 2013, respectively)  and Mérida (9.8%, 0.1% and 12.1% increase in passenger traffic in 2011, 2012 and 2013, respectively).  So far, our other airports have continued to experience fluctuations in their passenger traffic, but nearly all of them have returned to traffic levels at or above those prior to the recession.

A bill was introduced in Mexico’s Congress to amend the Federal Economic Competition Law

On February 20, 2014, a bill of the new Federal Economic Competition Act (Ley Federal de Competencia Económica) was submitted to Mexico’s house of representatives in furtherance and as a result of certain amendments to Mexico’s Constitution passed in 2013. The bill was approved by the House of Representatives on March 25, 2014, and has been passed on to the Mexican Senate for review.  If approved in its current terms, the new law would grant broader powers to the COFECE, including the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition. The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law.

If the Antitrust Commission determines that a specific service or product is an essential facility, it would have the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product. Should the Antitrust Commission determine that the services we render are considered an essential facility, we may be required to implement significant changes to the way we currently do our business, which could have a material adverse impact on our results of operations.

Master Development Plans and Maximum Rates

The Ministry of Communications and Transportation approved new five-year master development plans and maximum rates for each of our airports in December 2013.  The master development plans for each airport provide for committed investments at that airport for each calendar year through 2018, and indicative investments at that airport for each calendar year from 2014 through 2028.  In addition, in connection with the approval of our master development plan, the Ministry of Communications and Transportation also approved the maximum rates we are allowed to charge per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) for regulated services.  For more details on the newly approved master development plans and maximum rates, see “—Master Development Plans” and “—Price Regulation — Current Maximum Rates” in “Item 4. Information on the Company — Regulatory Framework.”

Huatulco Development Project

In October 2008, we purchased 130 hectares of land on the bay of Huatulco from FONATUR, for Ps.286.3 million. We won the right to purchase the land through a public bidding process that was part of a program launched by the Mexican government to accelerate the development of Huatulco as a flagship city for Mexican tourism. Pursuant to the terms of the purchase agreement, we are required to construct at least 450, and no more than 1,300 hotel rooms.  For more information on the Huatulco development, please see “Item 4. Information on the Company — Business Overview — Other Properties.”

Passenger Traffic Volume and Composition

Our principal source of revenues is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers).  In 2011, 2012 and 2013, passenger charges represented 79.0%, 80.1% and 79.0% of our aeronautical services revenues and 43.2%, 44.5% and 44.6%

respectively, of our consolidated revenues.  Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.

While prior to 2008 the traffic volume of domestic passengers in our airports had increased more rapidly than the traffic volume of international passengers, domestic traffic grew more slowly than international traffic in 2008 and decreased almost as much as international traffic in 2009 and 2010.   In 2011, the percentage of international passengers increased to 57.5% of all passengers at our airports and domestic passengers increased to 42.5% of those passengers. In 2012, the percentage of international passengers decreased to 55.1% of all passengers at our airports and domestic passengers increased to 44.9% of those passengers.  In 2013, the percentage of our international passengers increased to 55.5% of all passengers at our airports and domestic passengers decreased to 44.5% of those passengers.   During 2011, 2012 and 2013, 27.9%, 28.6% and 28.2% of our total revenues were derived from passenger charges collected from international passengers.

Of our passengers traveling internationally, a majority has historically traveled on flights to or from the United States.  In 2011, 2012 and 2013, for example, approximately 35.3%, 32.1% and 32.3% of the total passengers and approximately 61.4%, 58.2% and 58.1%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States.  As a consequence, our results of operations are substantially influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.

In addition, of our passengers traveling domestically, a majority has typically traveled on flights to or from Mexico City.  In 2011, 2012 and 2013, a majority of the domestic passengers in our airports arrived or departed on flights originating in or departing to Mexico City.  Due to excess demand in the Mexico City Airport, in 2005 commercial passenger carriers started using the Toluca airport, previously used only for private carriers, as an alternative point of departure for the Mexico City area.  Between 2005 and 2008, the percentage of domestic passengers traveling from or to Mexico City had decreased because of an increase in commercial carriers arriving and departing from Toluca.  However, Mexicana’s bankruptcy in 2009 alleviated the oversaturation in the Mexico City Airport.  As a result, the percentage of travel from Mexico City since then has increased because commercial flights that had been using Toluca as an alternative point of departure for the Mexico City area relocated their operations to Mexico City.  The relocation of these carriers from Toluca to Mexico City since 2009 has resulted once again in excess demand in Mexico City.  Therefore, we expect that many of these carriers may choose Toluca again as an alternative point of departure from the Mexico City area.  Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

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

Revenues from our airports are subject to a “dual-till” price regulation system.  Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated.  Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our airports, are regulated by the Ministry of Communications and Transportation.  The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services.  The maximum rates for our airports have been determined for each year through December 31, 2018.  See “Item 5.  Operating and Financial Review of Prospects —Recent Developments—Master Development Plans and Maximum Rates”.  In 2011, 2012 and 2013, approximately 57.2%, 58.2% and 59.3% respectively, of our total revenues and approximately 8.7%, 8.4% and 8.6% respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues.  Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Communications and Transportation.

The following table sets forth our revenues for the years ended December 31, 2011, 2012 and 2013, based on the categories of services established under the Mexican Airport Law.

	Year ended December 31,
	2011		2012		2013
	(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(1)	2,616.4	57.2%	2,983.4	58.2%	3,229.4	59.3%
Non-regulated Revenues:
Access fees from non-permanent ground transportation	20.5	0.4%	23.1	0.5%	27.8	0.5%
Car parking and related access fees	48.4	1.1%	50.9	1.0%	53.1	1.0%
Other fees	4.4	0.1%	3.4	0.1%	5.6	0.1%
Commercial Services	1,118.6	24.5%	1,340.5	26.2%	1,485.6	27.3%
Other Services	51.0	1.1%	55.4	1.0%	58.0	1.0%
Other Revenues:
Construction Services(2)	714.0	15.6%	663.2	13.0%	586.6	10.8%
Total	4,573.3	100.0%	5,119.9	100.0%	5,446.1	100.0%

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

Aeronautical Revenue

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services.  The maximum rates for our airports have been determined for each year through December 31, 2018.  See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Master Development Plans and Maximum Rates”.  Therefore, our aeronautical revenues are determined largely by the number of workload units at each of our airports, which is primarily driven by passenger traffic levels.  Aeronautical revenues differ among our airports to the extent that passenger traffic levels differ among these airports.

The following table sets forth our revenue from aeronautical services for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2011		2012		2013
	(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	1,974.7	79.0%	2,280.9	80.1%	2,429.9	79.0%
Landing charges	159.9	6.4%	162.8	5.7%	186.8	6.1%
Aircraft parking charges	289.7	11.6%	322.7	11.3%	365.6	11.9%
Airport security charges	34.1	1.4%	39.6	1.4%	44.5	1.4%
Passenger walkway charges	39.9	1.6%	43.1	1.5%	49.9	1.6%
Total Aeronautical Revenue	2,498.3	100.0%	2,849.1	100.0%	3,076.7	100.0%

	Year ended December 31,
	2011	2012	2013
	(millions of pesos)
	Amount	Amount	Amount	Change(1)
Other Information:
Total workload units(2)	18.1	19.8	21.6	9.1%
Aeronautical revenue	2,498.3	2,849.1	3,076.7	8.0%
Aeronautical revenue per workload unit(3)	138.0	143.9	142.4	(1.0)%

(1)            As compared to the previous year.

(2)            In millions.  Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(3)            Aeronautical revenues per workload unit are expressed in pesos (not millions of pesos).

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar.  We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers.  Our current agreements with our principal airline customers will expire in 2015 and 2016.  Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements.  In 2011, 2012 and 2013, passenger charges represented 79.0%, 80.1% and 79.0% of our aeronautical service revenues and 43.2%, 44.5% and 44.6% respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future.  There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each airport are subject to a maximum rate established by the Ministry of Communications and Transportation.  To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing rebates or discounts to customers as price adjustments. These price adjustments or rebates constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year.  All discounts and rebates are issued and recorded in the same year as the service is provided.  In 2011, 2012 and 2013, we did not issue rebates in significant amounts.

The following table sets forth the number of passengers paying passenger charges for the years indicated.

	Year ended December 31,
Airport	2011	2012	2013	% change 2012-2013
	(in thousands, except percentages)
Cancún	6,433.9	7,134.9	7,892.4	10.6%
Mérida	598.7	601.1	641.2	6.7%
Villahermosa	422.5	477.7	503.2	5.3%
Other	1,195.6	1,270.0	1,378.6	8.6%
Total	8,650.7	9,483.7	10,415.4	9.8%

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

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

Non-aeronautical Revenue

	Year ended December 31,
	2011		2012		2013
	(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Non-aeronautical Services:
Commercial	1,129.4	83.0%	1,354.1	84.2%	1,504.2	84.4%
Leasing of space	1,107.7	81.4%	1,329.9	82.7%	1,475.0	82.7%
Access fee	20.5	1.5%	23.1	1.4%	27.8	1.6%
Other	1.2	0.1%	1.1	0.1%	1.4	0.1%
Non Commercial	231.6	17.0%	253.5	15.8%	278.6	15.6%
Leasing of space	66.4	4.9%	73.5	4.6%	81.1	4.5%
Access fee	84.7	6.2%	94.6	5.9%	106.7	6.0%
Other	80.5	5.9%	85.4	5.3%	90.8	5.1%
Total Non-aeronautical Revenue	1,361.0	100.0%	1,607.6	100.0%	1,782.8	100.0%

	Year ended December 31,
	2011	2012	2013
	(millions of pesos)
	Amount	Amount	Amount	Change(1)
Other Information:
Total terminal passengers(2)	17.5	19.2	21.1	9.9%
Change in non-aeronautical revenue	149.9	246.6	175.2	(29.0)%
Non-aeronautical revenue per terminal passenger(3)	77.8	83.7	84.5	0.9%

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

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2011	2012	2013
	(millions of pesos)
	Amount	Amount	Amount	Change
Commercial Revenues:
Duty-Free Shops	319.8	382.5	421.9	10.3%
Food and Beverage	172.6	203.4	227.8	12.0%
Retail Stores	373.7	451.0	496.6	10.1%
Advertising Revenues	62.1	86.2	97.9	13.6%
Parking Lots	48.4	50.9	53.1	4.3%
Car Rental Companies	86.4	95.0	103.2	8.6%
Banking and Currency Exchange services	35.0	40.5	44.8	10.6%
Teleservices	4.6	4.7	6.0	27.7%
Ground Transportation	21.6	24.2	29.2	20.7%
Other Services	63.3	76.2	86.1	13.0%
Total	1,187.5	1,414.6	1,566.6	10.7%

The Ministry of Communications and Transportation does not classify certain of these revenues as “Commercial revenues.” Accordingly, the following table sets forth the reconciliation between commercial revenues classified according to the requirements of the Ministry of Communications and Transportation and commercial revenues classified according to IFRS for the years indicated.

	Year ended December 31,
	2011	2012	2013
	(millions of pesos)
Non-aeronautical Services(1)
Commercial	1,129.4	1,354.1	1,504.2

Commercial revenues(2)
Parking lots	48.4	50.9	53.1
Other services	9.7	9.6	9.3
Total	1,187.5	1,414.6	1,566.6

(1)         Classified according to the requirements of the Ministry of Communications and Transportation.

(2)         Classified according to IFRS.

Construction Services Revenue

Under IFRS, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services.  In 2011, 2012 and 2013, we recorded Ps.714.0 million, Ps.663.2 million and Ps.586.6 million of revenues from construction services using the percentage of completion method of accounting.  Revenues from construction services are not subject to regulation under our dual-till price regulation system.

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

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2011	2012	2013
	(millions of pesos)
	Amount	Amount	Amount	% Change
Operating Costs:
Cost of services:
Employee costs	271.1	283.3	298.5	5.4%
Maintenance	140.2	140.4	166.8	18.8%
Safety, security and insurance	119.4	131.3	139.8	6.5%
Utilities	93.7	102.4	108.0	5.5%

Other	282.5	327.1	282.0	(13.8)%
Total cost of services	906.9	984.5	995.1	1.1%
Costs of construction	714.0	663.2	586.6	-11.6%
General and administrative expenses	168.1	181.6	178.5	-1.7%
Technical assistance fee	130.4	154.4	173.3	12.2%
Government concession fee	178.3	204.7	223.1	9.0%
Depreciation and amortization:
Depreciation(1)	185.1	203.9	220.7	8.2%
Amortization(2)	197.6	197.6	197.6	0.0%
Total depreciation and amortization	382.7	401.5	418.3	4.2%
Total operating costs	2,480.5	2,589.9	2,574.9	-0.6%

Other Information:
Total workload units(3)	18,109.4	19,831.6	21,649.2	9.2
Cost of services per workload unit(4)	50.0	49.6	46.0	-7.3%
Cost of services margin(5)	19.8%	19.2%	18.3%	-4.8%

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

Employee Statutory Profit Sharing

We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws (“PTU”).  Under this regime, 10% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer. We committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps.14,000 per year for continued service.  These amounts are paid and expensed at the end of each year, and are included in our cost of services.  In 2011, 2012 and 2013, we calculated our obligations in respect of employee statutory profit sharing amount to be Ps.0.5 million, Ps.1.6 million and Ps.1.9 million, respectively. This amount is included in the Ps.14,000 to be paid to unionized employees, and is recorded as a cost of service.

Technical Assistance Fee and Government Concession Fee

Under a technical assistance agreement, ITA provides management and consulting services and transfers technical assistance, technological and industry knowledge, as well as experience to us for a fee.  Our results of operations reflect the accrual of the technical assistance fee to ITA under the technical assistance agreement.  The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5% of our consolidated earnings before comprehensive financing costs, income taxes and depreciation and amortization (calculated prior to deducting the technical assistance fee).

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

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of the investments realized in our nine airports under our master development plans.  Our current master development plans went into effect as of January 1, 2014 and expire December 31, 2018.

Costs of Construction

Our costs of construction reflect the cost of improvements to our concessioned assets.  In our case, because we hire third parties to provide construction and upgrade services, and we do not recognize a premium on the cost of services, our expenses for those services are equal to our revenues.

Participation in the Results of Associated Entities

We own a 50% joint venture interest in Aerostar, which holds a 40 year concession to operate the LMM Airport.  We account for our interest in this investment through the equity method.  For more information on our joint venture interest and the LMM Airport investment, see “Item 4. Information of the Company—Investment in Luis Muñoz Marín (“LMM”) International Airport.”

Taxation

Our provision for taxes consists of three separate taxes: an income tax (Impuesto Sobre la Renta, or “ISR”), a flat rate tax (Impuesto Empresarial a Tasa Única, or “IETU”) and an asset tax.

Until December 31, 2007, Mexican companies were generally required to pay the greater of their income tax liability (determined at a tax rate of 29% in 2007) or their asset tax liability (determined at a tax rate of 1.25% of the average tax value of virtually all of their assets, less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries)).  As a result of changes in the Mexican tax law which went into effect on January 1, 2008, the favorable asset tax balance may be recovered through rebates over the following ten years of up to 10% each year of the total asset tax carry-forward at December 31, 2007, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three previous years.  The asset tax carry-forward may be adjusted for changes in the National Consumer Price Index (Indice Nacional de Precios al Consumidor, or “NCPI”).

On October 1, 2007 the IETU was approved by the Mexican federal government and became effective as of January 1, 2008.  This tax, which replaced the asset tax as described above, applied to individuals and companies with a permanent establishment in Mexico.  Such individuals and companies were required to pay the greater of the IETU or the income tax.  IETU was calculated on a cash flow basis by applying a tax rate of 16.5% in 2008, 17.0% in 2009 and 17.5% thereafter, up until December 31, 2013.  This income was determined on a cash flow basis by deducting authorized deductions (excluding wages, social security contributions and paid bank interest) from total income earned from taxable activities.  IETU tax credits were deducted according to procedures established in the IETU tax law.

On October 31, 2013, the Mexican Congress approved a tax reform package that was published in the Official Gazette on December 11, 2013 and entered into force on January 1, 2014.  The broad-based reforms contained numerous provisions affecting Mexican companies.  The changes most significant for the Company are the following:

•                  The repeal of the IETU.

•                  The maintenance of the current 30% corporate income tax rate and the elimination of previously scheduled reductions to the corporate income tax rate of 29% and 28% for 2014 and 2015, respectively.

•                  The creation of new limits on the deductions for contributions to exempt pension and salary funds, car leases, restaurant bills and social security dues. The reform eliminates the immediate deduction for fixed assets as well.

•                  Changes to procedures for determining the taxable base for Employee profit sharing, the creation of a new mechanism for determining the opening balance of the Capital Contributions Account (“CUCA”) and the After-tax Earnings Account (“CUFIN”) and new procedures for recovering Asset Tax.

Aeropuerto de Cancún, S. A. de C. V., Aeropuerto de Oaxaca, S. A. de C. V and Aeropuerto de Mérida, S. A. de C. V.  have paid income tax since 2012.  Aeropuerto de Villahermosa, S. A. de C. V. and Aeropuerto de Veracruz, S. A. de C. V. have paid income tax since 2013.  We have recognized deferred income tax for these subsidiaries and, based on our financial and tax projections, we have estimated that these subsidiaries will continue paying income tax in the future.  Following the repeal of the IETU, we have cancelled the deferred IETU for the following subsidiaries: Aeropuerto de Cozumel, S. A. de C. V., Aeropuerto de Tapachula, S. A. de C. V., Aeropuerto de Veracruz, S. A. de C. V., Aeropuerto de Villahermosa, S. A. de C. V., Servicios Aeroportuarios del Sureste, S. A. de C. V., RH Asur, S. A. de C. V. and Caribbean Logistic, S. A. de C. V.

The Company’s overall tax provisions for 2011, 2012 and 2013 are as follows:

Tax Provisions

	Year ended December 31,
	2011	2012	2013
	(millions of pesos)
Income Tax
Current Income Tax	548.8	728.3	736.2
Deferred Income Tax	(75.4)	(7.4)	94.3
Cancellation of Income Tax on Dividends	—	13.8	3.7
Total Income Tax	473.4	734.4	834.2
	—
Current IETU Tax	10.7	8	7.9
Deferred IETU Tax	56.8	(244.5)	(404.1	)(1)
Total IETU Tax	67.5	(236.5)	(396.2)

Current Asset Tax	11.5	11.5	11.5
Total Asset Tax	11.5	11.5	11.5
Total Tax Provision	552.4	509.4	449.5

(1)   The deferred IETU tax position was cancelled as of January 1, 2014.

The determination of which taxes are payable and the appropriate tax rate to use therein for the deferred taxes associated with these tax regimes is determined on an individual airport-by-airport basis since we do not file a consolidated income tax return.

As of January 1, 2014, the VAT tax rate applicable in Mexico was 16% generally (subject to certain extensions), and calculated on a monthly cash flow basis.  Companies that engage in the business of selling, rendering services, leasing, importing or exporting goods are subject to VAT.

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

•                  the Mexican inflation rate;

•                  the U.S. inflation rate; and

•                  the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2011	2012	2013
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	12.9%	(7.0)%	0.9%
Mexican inflation rate(2)	3.8%	3.6%	4.0%
U.S. inflation rate(3)	3.0%	1.7%	1.5%
Increase in Mexican gross domestic product(4)	3.9%	3.8%	1.1%

(1)         Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps.12.9658  per U.S.$1.00  as of December 31, 2012 and Ps.13.0843 per U.S.$1.00  as of December 31, 2013.

(2)         Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico.  The Mexican consumer price index at year end was 107.246  in 2012 and 111.508  in 2013.

(3)         As reported by the U.S. Department of Labor, Bureau of Statistics.

(4)         In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of February 21, 2014.

The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•                  Passenger charges.  Passenger charges for international passengers are currently denominated in dollars, while passenger charges for domestic passengers are denominated in pesos.  Therefore, our passenger charges, which are stated herein in pesos, will be affected by a depreciation or appreciation in the value of the peso as compared as to the dollar.

•                  Contracts with commercial service providers. Many of our contracts with commercial services providers are denominated in U.S. dollars, but are collected or converted into Mexican pesos at the time of payment.  Therefore, a depreciation in the peso as against the dollar results in us collecting more pesos for dollar-denominated contracts than before the depreciation, whereas an appreciation of the peso results in us collecting fewer pesos for dollar-denominated contracts. As a result, if the peso depreciates, and our peso-denominated cost of services does not increase at the same rate as the depreciation of the peso, our commercial revenues increase, whereas an appreciation of the peso or an increase in the peso-denominated cost of our services leads to a decrease in our commercial revenues.

•                  Comprehensive financing result.  As required by IFRS, our comprehensive financing reflects gains or losses from foreign exchange, and gains and losses from interest earned or expensed.  A portion of our indebtedness is denominated in U.S. dollars.  Given that a substantial portion of our revenues are collected or converted into Mexican pesos, a depreciation in the peso as against the dollar would result in us having to spend more pesos for payment of dollar-denominated indebtedness, whereas an appreciation of the peso would result in us spending fewer pesos for dollar-denominated indebtedness payments.

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

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated.

Operating Results

	Year Ended December 31,
	2011		2012		2013
	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)
	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)
Cancún(2):
Revenues before solidarity agreement:
Aeronautical services	1,857.7	139.7	2,141.4	144.7	2,331.9	143.1
Non-aeronautical services	1,201.4	90.3	1,434.9	97.0	1,594.6	97.8
Construction services	271.8	20.4	351.4	23.7	241.6	14.8
Total revenues before solidarity agreement	3,330.9	250.4	3,927.7	265.4	4,168.1	255.7
Expenses before solidarity agreement	(1,573.7)	(118.3)	(1,782.4)	(120.4)	(1,734.6)	(106.4)
Net operating income before solidarity agreement	1,757.2	132.1	2,145.3	145.0	2,433.5	149.3
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(185.6)	(14.0)	(271.8)	(18.4)	(349.0)	(21.4)
Net operating income after solidarity agreement	1,571.6	118.2	1,873.5	126.6	2,084.5	127.9

Mérida:
Revenues before solidarity agreement:
Aeronautical services	177.2	126.6	184.5	131.8	192.7	128.5
Non-aeronautical services	47.9	34.2	53.3	38.1	58.7	39.1
Construction services	91.0	65.0	31.1	22.2	1.6	1.1
Total revenues before solidarity agreement	316.1	225.8	268.9	192.1	253.0	168.7
Expenses before solidarity agreement	(237.1)	(169.4)	(190.9)	(136.4)	(168.8)	(112.5)
Net operating income before solidarity agreement	79.0	56.4	78.0	55.7	84.2	56.2
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(10.3)	(7.3)	(14.1)	(10.1)	(12.6)	(8.4)
Net operating income after solidarity agreement	68.7	49.1	63.9	45.6	71.6	47.8

Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	103.8	115.3	122.4	122.4	127.1	115.5
Non-aeronautical services	33.9	37.7	36.7	36.7	39.5	35.9
Construction services	49.8	55.3	37.9	37.9	9.8	8.9
Total revenues before solidarity agreement	187.5	208.3	197.0	197.0	176.4	160.3
Expenses before solidarity agreement	(140.0)	(155.6)	(134.6)	(134.6)	(112.4)	(102.2)
Net operating income before solidarity agreement	47.5	52.7	62.4	62.4	64.0	58.1
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(6.6)	(7.3)	(9.1)	(9.1)	(13.0)	(11.8)
Net operating income after solidarity agreement	40.9	45.4	53.3	53.3	51.0	46.3

Other Airports:(4)
Revenues before solidarity agreement:
Aeronautical services	359.6	143.8	400.8	148.4	425.1	154.6
Non-aeronautical services	77.8	31.2	82.7	30.7	90.0	32.7
Construction services	301.4	120.6	242.8	89.9	333.7	121.4
Total revenues before solidarity agreement	738.8	295.6	726.3	269.0	848.8	308.7
Expenses before solidarity agreement	(650.2)	(260.1)	(621.0)	(230.0)	(724.3)	(263.4)
Net operating income (loss) before solidarity agreement	88.6	35.5	105.3	39.0	124.5	45.3
Solidarity agreement revenues	119.4	47.8	107.0	39.6	160.5	58.4
Solidarity agreement expenses	(26.7)	(10.7)	(14.6)	(5.4)	(13.6)	(4.9)
Net operating (loss) income after solidarity agreement	181.3	72.5	197.7	73.2	271.7	98.8

Holding & Service Companies(5):
Revenues before solidarity agreement:
Other(3)	740.8	N/A	801.5	N/A	874.6	N/A
Total revenues before solidarity agreement	740.8	N/A	801.5	N/A	874.6	N/A
Expenses before solidarity agreement	(618.7)	N/A	(662.7)	N/A	(709.5)	N/A
Net operating income before solidarity agreement	122.1	N/A	138.8	N/A	165.1	N/A
Solidarity agreement revenues	229.3	N/A	309.8	N/A	388.2	N/A
Solidarity agreement expenses	(119.4)	N/A	(107.0)	N/A	(160.5)	N/A
Net operating income after solidarity agreement	232.0	N/A	341.6	N/A	392.4	N/A

Consolidation Adjustment(6):
Total Revenues	(1,089.5)	N/A	(1,218.3)	N/A	(1,423.3)	N/A
Expenses	1,089.5	N/A	1,218.3	N/A	1,423.3	N/A

Total:
Revenues:
Aeronautical services	2,498.3	138.0	2,849.1	143.9	3,076.7	142.1
Non-aeronautical services	1,361.0	75.2	1,607.6	81.2	1,782.8	82.3
Construction services	714.0	39.4	663.2	33.5	586.6	27.1
Total revenues	4,573.3	252.7	5,119.9	258.6	5,446.1	251.5
Expenses	(2,480.5)	(136.9)	(2,589.9)	(130.8)	(2,574.9)	(118.9)
Net operating income	2,092.8	115.8	2,530.0	127.8	2,871.2	132.6

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

Summary Historical Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated.

Consolidated Operating Results

	Year Ended December 31,
	2011		2012		2013
	(thousands of pesos)
Revenues:
Aeronautical services	Ps.	2,498,344	Ps.	2,849,136	Ps.	3,076,737
Non-aeronautical services	1,360,938		1,607,585		1,782,753
Construction services	714,024		663,170		586,596
Total revenues	4,573,306		5,119,891		5,446,086
Operating Expenses:
Cost of services	(906,929)		(984,495)		(995,157)
General and administrative expenses	(168,063)		(181,644)		(178,560)
Costs of construction	(714,024)		(663,170)		(586,596)
Technical assistance fee(1)	(130,381)		(154,383)		(173,259)
Government concession fee(2)	(178,342)		(204,735)		(223,132)
Depreciation and amortization	(382,740)		(401,545)		(418,273)
Total operating expenses	(2,480,479)		(2,589,972)		(2,574,977)
Net operating income	2,092,827		2,529,919		2,871,109
Comprehensive Financing Result:
Interest income, net	27,307		69,712		59,752
Exchange gains (losses), net	20,724		(15,535)		(41,111)
Gain (loss) from valuation effects on derivative instruments	2,661		601		0
Net comprehensive financing income result	50,692		54,778		18,641
Participation in the results of associated entities(5)	—		—		(143,452)
Income before taxes	2,143,519		2,584,697		2,746,298
Provisions for taxes	(552,385)		(509,369)		(449,425)
Net income	1,591,134		2,075,328		2,296,873
Other Operating Data (Unaudited):
Operating margin(3)	45.8%		49.4%		52.7%
Net margin(4)	34.8%		40.5%		42.2%

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

(5)         Reflects our equity participation in the net income (loss) of Aerostar, the operator of LMM Airport.

Results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012

Revenues

Total consolidated revenues for 2013 were Ps.5,446.1 million, 6.4% higher than the Ps.5,119.9 million recorded in 2012.  The increase in total revenues resulted from increases in aeronautical revenues of 8.0% and increases in non-aeronautical revenues of 10.9%, primarily resulting from a 10.1% increase in passenger traffic.  Total revenues per workload unit decreased 2.7% from Ps.258.6 in 2012 to Ps.251.5 in 2013 due mainly to the 11.5% decrease in revenues from construction services, which are based on capital improvements to concessioned assets and are not directly related to passenger traffic, and therefore workload units, in a given year.

Our consolidated revenues from aeronautical services, net of rebates, increased 8.0% to Ps.3,076.7 million in 2013 from Ps.2,849.1 million in 2012, due primarily to a 10.0% increase in passenger traffic.  Revenues from passenger charges increased 6.5% to Ps. 2,429.9 million in 2013 (79.0% of our aeronautical revenues during the period) from Ps.2,280.9 million in 2012 (80.1% of our aeronautical revenues during the period), reflecting the increase in passenger traffic and the annual increase in our regulated rates.  Aeronautical revenues per workload unit decreased 1.0% from Ps.143.9 in 2012 to Ps.142.4 in 2013.

Revenues from non-aeronautical services increased 10.9% to Ps. 1,782.8 million in 2013 from Ps.1,607.5 million in 2012.  The primary factors influencing the change in non-aeronautical revenue from 2012 to 2013 were an increase in commercial revenues because of improved contractual terms for certain commercial agreements in place and higher passenger traffic during 2013.  These factors led to a 10.1% increase in revenues from retail stores, a 10.3% increase in revenues from duty-free shops, and a 13.0% increase in other income, which consisted principally of revenue from tourism services and hotel reservation providers. Increases of 8.6% of revenues from car rental companies, 10.6% in revenues from banking and currency exchange services, 12.0% in revenues from food and beverages, 13.6% in advertising revenues, 4.3% in parking lot revenues, 20.7% in revenues from ground transportation and 27.7% in teleservices revenues also contributed to the increase in revenues from non-aeronautical services.  Non-aeronautical revenue per workload unit increased 1.4%, from Ps.81.2 per workload unit in 2012 to Ps.82.3 per workload unit in 2013.

Revenues from construction services decreased 11.6% to Ps.586.6 million in 2013 from Ps.663.2 million in 2012 because of a lower level of capital expenditures carried out at our Mexican airports.

Our revenues from regulated sources in 2013 were Ps.3,229.4 million, a 8.2% increase compared to Ps.2,983.4 million in 2012, mainly due to the increase in total passenger traffic and the annual increase in our regulated rates.  During 2013, Ps.1,630.1 million of our revenues was derived from non-regulated sources, a 10.6% increase from the Ps.1,473.3 million of revenues derived from non-regulated sources in 2012.  This increase was primarily due to the 10.7% increase in commercial revenues described above, from Ps.1,414.6 million in 2012 to Ps.1,566.6 million in 2013.

Revenues by Airport

Aeronautical revenues increased by 8.9% from Ps.2,141.4 million in 2012 to Ps.2,331.9 million in 2013 at the Cancún Airport, mainly due to the increase of 10.4% in passenger traffic at that airport.  Non-aeronautical revenues increased at Cancún Airport by 11.1% from Ps.1,434.9 million in 2012 to Ps.1,594.6 million in 2013, due principally to the increase in commercial revenues because of improved contractual terms for certain commercial agreements in place.  Construction services revenues at the Cancún Airport decreased to Ps. 241.6 million in 2013 from Ps.351.4 million in 2012.  Total revenues increased by 6.1% from Ps.3,927.7 million in 2012 to Ps.4,168.1 million in 2013 at the Cancún Airport, largely due to the increase in passenger traffic and improved contractual terms for certain commercial agreements in place.  Revenues per workload unit at the Cancún Airport decreased by 3.7% from Ps.265.4 in 2012 to Ps.255.7 in 2013, primarily because of the 31.2% decrease in revenues from construction services, as mentioned above.

Aeronautical revenues increased by 4.4% from Ps.184.5 million in 2012 to Ps.192.7 million in 2013 at the Mérida Airport, due to a 6.7% increase in passenger traffic at that airport.  Non-aeronautical revenues increased at Mérida Airport by 10.1% from Ps.53.3 million in 2012 to Ps.58.7 million in 2013, due principally to the increase of 11.8% in commercial revenues.  Revenues overall decreased by 5.9% from Ps.268.9 million in 2012 to Ps.253.0 million in 2013 at the Mérida Airport, due to a 94.9% decrease in revenues from construction services.  Revenues per workload unit at the Mérida Airport decreased by 12.2% from Ps.192.1 in 2012 to Ps.168.7 in 2013, principally due to the decrease in construction services revenues.

Aeronautical revenues increased by 3.8%  from Ps.122.4 million in 2012 to Ps.127.1 million in 2013 at the Villahermosa Airport, due to the increase of 6.7% in passenger traffic at that airport.  Non-aeronautical revenues increased at Villahermosa Airport by 7.6% from Ps.36.7 million in 2012 to Ps.39.5 million in 2013, due principally to the increase of 9.8% in commercial revenues.  Construction services revenues decreased from Ps.37.9 million in 2012 to Ps.9.8 million in 2013.  Revenues decreased by 10.5% from Ps.197.0 million in 2012 to Ps.176.4 million in 2013 at the Villahermosa Airport, largely due to a decrease in construction services.  Revenues per workload unit at the Villahermosa Airport decreased by 18.6% from Ps.197.0 in 2012 to Ps.160.3 in 2013 primarily due to a decrease in construction services revenues.

Aeronautical revenues at our other six airports increased by 6.1% from Ps.400.8 million in 2012 to Ps.425.1 million in 2013, due to the increase of 7.6% in passenger traffic at those airports.  Non-aeronautical revenues increased by 8.6% from Ps.82.9 million in 2012 to Ps.90.0 million in 2013, due to new retail outlets opening in Veracruz and an increase in passenger traffic at Veracruz and Minatitlán airports.  Construction services revenues increased to Ps.333.7 million in 2013 from Ps.242.8 million in 2012, due to the expansion of a platform in the Veracruz Airport and the rehabilitation of roads and runway repairs in several airports.  Revenues increased by 21.1% from Ps.833.4 million in 2012 to Ps.1,009.3 million in 2013 at the other six airports, due to the increase in revenues from construction services as well as an increase of Ps.53.5 million in revenues from our solidarity agreement.  The revenues from our solidarity agreement are intercompany revenues and are therefore eliminated in consolidation.  Revenues per workload unit at our other six airports increased by 19.0% from Ps.308.6 in 2012 to Ps.367.1 million in 2013 principally due to the increase in revenues from construction services and the solidarity agreement.

Revenues from our parent holding company and our administrative services companies increased by 13.6% from Ps.1,111.3 million in 2012 to Ps.1,262.8 million in 2013, due to the increase in payments by our operating subsidiaries under intercompany agreements related to administrative services. These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps.2,574.9 million in 2013, a 0.6% decrease from the Ps.2,589.9 million recorded in 2012, primarily as a result of a 11.6% decrease in the cost of construction, a 1.7% decrease in general and administrative expenses, a 9.0% increase in government concession fees and a 4.2% increase in depreciation and amortization.  The decrease was partially offset by a 12.2% increase in technical assistance fees and a 1.0% increase in cost of services.  As a percentage of total revenues, operating expenses represented 47.3% of total revenues in 2013 as compared to 50.6% of total revenues in 2012.  Operating costs per workload unit decreased 9.1%, from Ps.130.8 per workload unit in 2012 to Ps.118.9 per workload unit in 2013, primarily because of the economies of scale we enjoy in our operating expenses.

Cost of services increased 1.1% to Ps.995.2 million in 2013 from Ps.984.5 million in 2012.  The increase was principally due to higher energy costs, security and maintenance costs, and professional fees to third parties in connection with ASUR’s participation in the bidding for the LMM Airport.  Our cost of services per workload unit decreased 7.3% from Ps.49.6 in 2012 to Ps.46.0 in 2013 because of the 9.0% increase in workload units and because many of our service costs (such as energy and security) are not directly correlated with the number of workload units.

General and administrative expenses decreased 1.7% to Ps.178.6 million in 2013 from Ps.181.6 million in 2012.  This decrease was primarily attributable to lower professional fees paid to third parties and lower travel expenses in connection with the bidding process for the LMM Airport.

Technical assistance fees increased by 12.2% to Ps.173.3 million in 2013 from Ps.154.4 million in 2012, and government concession fees increased by 9.0% to Ps.223.1 million in 2013 from Ps.204.7 million in 2012.  The technical assistance fees increased in 2013 due to the corresponding increase in our consolidated earnings before comprehensive financing costs, income taxes and depreciation and amortization, which is the basis used to determine the technical assistance fee. The increase in government concession fees was primarily the result of an increase in regulated revenues, which is the basis for the calculation of the concession fee.

Construction costs were Ps.586.6 million in 2013 and Ps.663.2 million in 2012.  Because we hired a third party to provide all of our construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.

Depreciation and amortization costs increased by 4.2% to Ps.418.3 million in 2013 from Ps.401.5 million in 2012.  This increase was principally due to the depreciation of new investments in fixed assets and improvements made to concessioned assets.

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps. 2,083.5 million in 2013, a 1.4% increase from the Ps.2,054.2 million recorded in 2012, primarily as a result of increases in cost of sales, construction costs and technical assistance fees.  Operating expenses per workload unit for Cancún Airport were Ps.127.8 in 2013, a 7.9% decrease from the Ps.138.8 recorded in 2012.

Operating expenses for Mérida Airport were Ps.181.4 million in 2013, a 11.5% decrease from the Ps. 205.0 million recorded in 2012, principally as a result of a decrease in construction costs.  Operating expenses per workload unit for Mérida Airport were Ps. 120.9 in 2013, a 17.4% decrease from the Ps.146.4 recorded in 2012.

Operating expenses for Villahermosa Airport were Ps.125.4 million in 2013, a 12.7% decrease from the Ps.143.7 million recorded in 2012, primarily as a result of a decrease in construction costs.  Operating expenses per workload unit for Villahermosa Airport were Ps. 114.0 in 2013, a 20.7% decrease from the Ps.143.7 recorded in 2012.

Operating expenses for our six other airports were Ps.737.9 million in 2013, a 16.1% increase from the Ps.635.6 million recorded in 2012, principally as a result of an increase in construction costs and an increase in expenses related to our solidarity agreement.  Operating expenses per workload unit for our other six airports were Ps.268.4 in 2013, a 14.0% increase from the Ps.235.4 recorded in 2012.

Operating expenses for our parent holding company and our administrative services companies were Ps.870.0 million in 2013, a 13.0% increase from the Ps.769.7 million recorded in 2012, principally due to the increase in solidarity agreement expenses.  The expenses from our solidarity agreement are intercompany and are therefore eliminated in consolidation.

Operating Income

Operating income increased 13.5% to Ps.2,871.1 million in 2013 from Ps.2,529.9 million in 2012.  This increase in operating income was primarily a result of the 8.0% increase in aeronautical revenues and 10.9% increase in non-aeronautical revenues due to higher passenger traffic and an increase in commercial revenues due to improved terms of commercial agreements.

Operating Income by Airport

Operating income for Cancún Airport increased by 11.3% to Ps.2,084.5 million in 2013 from Ps.1,873.5 million in 2012, primarily because of the 8.9% increase in aeronautical revenues and 11.1% increase in non-aeronautical revenues due to higher passenger traffic.  Operating income per workload unit at Cancún Airport increased 1.0% from Ps.126.6 in 2012 to Ps.127.9 in 2013.

Operating income for Mérida Airport increased by 12.1% to Ps.71.6 million in 2013 from Ps.63.9 million in 2012 mainly because of the 94.9% decrease in the revenues of construction services.  Operating income per workload unit at Mérida Airport increased 4.8% from Ps.45.6 in 2012 to Ps.47.8 in 2013.

Operating income for Villahermosa Airport decreased by 4.3% to Ps.51.0 million in 2013 from Ps.53.3 million in 2012 primarily because of the 74.2% decrease in revenues from construction services and the 42.9% increase in solidarity agreement expenses.  Operating income per workload unit at Villahermosa Airport decreased 13.1% from Ps.53.3 in 2012 to Ps.46.3 in 2013.

Operating income for our six other airports increased by 37.3% to Ps.271.4 million in 2013 from Ps.197.7 million in 2012 principally because of the 6.1% increase in aeronautical revenues and the 8.8% increase in non-aeronautical revenues due to higher passenger traffic.  The income generated by our solidarity agreement is intercompany income and is therefore eliminated in consolidation.  Operating income per workload unit at the other six airports increased 35.0% from Ps.73.2 in 2012 to Ps.98.8 in 2013.

Operating income for our parent holding company and our administrative services companies increased by 15.0% to Ps.392.8 million in 2013 from Ps.341.6 million in 2012 primarily because of the increase in payments by our operating subsidiaries under intercompany agreements.

Comprehensive Financing Result

Our net comprehensive financing result decreased by 66.0% to income of Ps.18.6 million in 2013 as compared to income of Ps.54.8 million in 2012, primarily due to a decrease in interest income of 14.3%, from Ps.69.7 million in 2012 to Ps.59.8 million in 2013, and an increase in the exchange rate loss of 64.6%, from Ps.15.5 million in 2012 to Ps.41.1 million in 2013.  The increase in exchange rate loss is due to the 0.9% depreciation of the Mexican peso against the U.S. dollar during the period and an increase in the principal amount of our U.S. dollar-denominated debt related to the U.S.$215.0 million credit facilities that we incurred in February 2013.

Taxes

In 2013, our current income tax provision increased 1.1%, from Ps.728.3 million in 2012 to Ps.736.1 million in 2013 primarily due to higher net income before taxes caused by certain of our subsidiaries, including the Veracruz Airport and Caribbean Logistics subsidiaries, and an increase of taxable basis, mainly in our Cancún airport subsidiary. This increase in the current tax provision was partially offset by the net favorable impact related to the Cancún Airport’s participation in the tax amnesty program.  While we paid Ps.128.3 million to settle our tax dispute related to the tax amortization period of our airport concession, we also amended our tax returns for 2012 and 2011 to reflect the revised amortization period. This resulted in a favorable impact of Ps.152.5 million.  In addition, due to the participation of our Cancún airport subsidiary in the tax amnesty program, we adjusted the remaining tax basis of our Cancún airport concession which resulted in a tax benefit of Ps.175.5 million.  Our deferred income tax provision moved from a credit of Ps.7.4 million in 2012 to a deferred income tax expense of Ps.94.3 million in 2013 primarily due to the impact of the Mexican federal tax reform.  As a result of the change in income tax rates for 2014 and beyond, we readjusted our deferred tax balances to the higher tax rate, resulting in a charge of Ps.122.7 million.  Further, due to the repeal of the IETU, we recorded deferred taxes on an income tax basis for certain subsidiaries which had been subject to IETU, resulting in an additional charge of Ps.128.4 million.

Our current IETU tax provision decreased 1.4% in 2013, from Ps.8.0 million in 2012 to Ps.7.9 million in 2013 because of a lower taxable base for those airports subject to such tax through December 31, 2013.  Our deferred IETU credit increased from Ps.(244.5) million in

2012 to Ps.(404.1) million in 2013 due to the cancellation of the remaining net deferred IETU tax liability resulting from the repeal of the IETU, resulting in a benefit of Ps.159.1 million.

Our asset tax provision was the same in 2013 as in 2012 at Ps.11.5 million.  The Company submitted a request to the Mexican Ministry of Finance to receive an opinion on whether we can retain the right to recover part of the asset tax that was paid in prior years.  As of April 2010, the Ministry of Finance had refused to issue such an opinion to us.  We are currently appealing this decision in Mexican federal court.

Our overall effective tax rate in 2013 decreased from to 19.7% to 16.4%, primarily as a result of the changes in Mexican tax law discussed above.

Net Income

Net income increased 10.7% to Ps.2,296.9 million in 2013 from Ps.2,075.3 million in 2012.  This was mainly the result of the 8.0% increase in aeronautical revenues and the 10.9% increase in non-aeronautical revenues, which offset the 0.6% decrease in operating expenses.

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

Revenues from non-aeronautical services increased 18.1% to Ps.1,607.5 million in 2012 from Ps.1,361.1 million in 2011.  The primary factors influencing the change in non-aeronautical revenue from 2011 to 2012 were an increase in commercial revenues because of improved contractual terms for certain commercial agreements in place and higher passenger traffic during 2012.  These factors led to a 20.7% increase in revenues from retail stores, a 19.6% increase in revenues from duty-free shops, and a 20.4% increase in other income, which consisted principally of revenue from tourism services and hotel reservations providers.  Increases of 10.0% of revenues from car rental companies, 15.7% in revenues from banking and currency exchange services, 17.8% from food and beverage revenues, 38.8% in advertising revenues,

5.2% in parking lot revenues, 12.0% in revenues from ground transportation, and 2.2% in teleservices revenues also contributed to the increase in revenues from non-aeronautical services.  Non-aeronautical revenue per workload unit increased 7.9%, from Ps.75.2 per workload unit in 2011 to Ps.83.7 per workload unit in 2012, primarily because the increase in commercial revenues was greater than the increase in the number of workload units in a year.

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

Revenues by Airport

Aeronautical revenues increased by 15.3% from Ps.1,857.7 million in 2011 to Ps.2,141.4 million in 2012 at the Cancún Airport, mainly due to the increase of 11.1% in passenger traffic.  Non-aeronautical revenues increased at Cancún Airport by 19.4% from Ps.1,201.4 million in 2011 to Ps.1,434.9 million in 2012, due principally to the increase in commercial revenues because of improved contractual terms for certain commercial agreements in place.  Construction services revenues increased to Ps.351.4 million in 2012 from Ps.271.8 million in 2011.  Total revenues increased by 17.9% from Ps.3,330.9 million in 2011 to Ps.3,927.7 million in 2012 at the Cancún Airport, largely due to the increase in passenger traffic and improved contractual terms for certain commercial agreements in place.  Revenues per workload unit at the Cancún Airport increased by 6.0% from Ps.250.4 in 2011 to Ps.265.4 in 2012, primarily because the increase in total revenues was greater than the increase in the number of workload units.

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

Aeronautical revenues increased by 17.9% from Ps.103.8 million in 2011 to Ps.122.4 million in 2012 at the Villahermosa Airport, due to the increase of 12.8% in passenger traffic.  Non-aeronautical revenues increased at Villahermosa Airport by 8.3% from Ps.33.9 million in 2011 to Ps.36.7 million in 2012, due principally to the increase of 9.8% in commercial revenues.  Construction services revenues decreased from Ps.49.8 million in 2011 to Ps.37.9 million in 2012.  Revenues increased by 5.1% from Ps.187.5 million in 2011 to Ps.197.0 million in 2012 at the Villahermosa Airport, largely due to an increase in commercial revenues.  Revenues per workload unit at the Villahermosa Airport decreased by 5.4% from Ps.208.3 in 2011 to Ps.197.0 in 2012 primarily due to a decrease in construction services.

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

Operating income for Villahermosa Airport increased  by 30.3% to Ps.53.3 million in 2012 from Ps.40.9 million in 2011 primarily because of the 17.9% increase in aeronautical and 8.3% increase in non-aeronautical revenues due to higher passenger traffic.  Operating income per workload unit at Villahermosa Airport increased 17.4% from Ps.45.4 in 2011 to Ps.53.3 in 2012.

Operating income for our six other airports increased  by 9.0% to Ps.197.7 million in 2012 from Ps.181.3 million in 2011 principally because of the 11.5% increase in aeronautical and 6.6% increase in non-aeronautical revenues due to higher passenger traffic. The income generated by our solidarity agreement is intercompany income and is therefore eliminated in consolidation.  Operating income per workload unit at the other six airports increased 1.0% from Ps.72.5 in 2011 to Ps.73.2 in 2012.

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

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances.  However, in 2011, 2012 and 2013, we incurred indebtedness to fund our investments in accordance with our Master Development Plans.  See “—Indebtedness.”  In 2011, 2012 and 2013, we used Ps.900.0 million, Ps.1,080.0 million and Ps.2,520 million, respectively, to pay dividends.  At December 31, 2013, we had Ps.1,259.5 million in cash and cash equivalents.

Cash Flows for the year ended December 31, 2013 as compared to cash flows for the year ended December 31, 2012

In 2013, we generated Ps.2,379.5 million in cash flow from operating activities, a decrease of Ps. 269.7 million, or 10.2% from 2012, due to three main factors. First, during 2013, cash flows related to income taxes paid were Ps.781.6 million, reflecting an increase of Ps. 233.0 million, or 42.5% as compared to 2012, because our Cancun airport subsidiary paid Ps.128.3 million for its participation in the tax amnesty program to settle an income tax claim.  Second, in 2012, we recorded positive cash flows of Ps.401.3 million from recovered taxes, which decreased to a positive cash flow of Ps.12.5 million in 2013, primarily because we applied a portion of our tax refunds to taxes owed on dividends as of December 31, 2012.   Third, during 2013, negative adjustments for non-cash interest gains from our investments were Ps.136.0 million, an increase of Ps.44.0 million, or 47.8% as compared to 2012.  These decreases and negative adjustments to cash flow from operating activities were more than offset by the fact that our income before income tax increased by Ps.161.6 million, or 6.3% and we reflected a positive adjustment to our cash flow from operating activities in 2013 by Ps.143.4 million to account for losses at Aerostar, our affiliated company, which did not result in a cash loss at ASUR in 2013.  Lastly, the line item “trade accounts payable and other liabilities” decreased by 97.1% to negative cash flow of Ps.3.8 million from negative cash flow of Ps.129.4 million, largely as a result of unusually high cash outflows in 2012 related to current taxes payable and accounts payable to contractors.

Cash flow used in financing activities in 2013 was Ps.77.3 million, a decrease of Ps. 1,406.1 million, or 95% from 2012.  The decrease of cash flow used in financing activities resulted principally from the disbursements of new bank loans in 2013 totaling Ps.4,790.4 million.  These disbursements were more than offset by the payment of dividends of Ps.2,520 million, an increase of  233.3%, from Ps.1,080 million in 2012, and repayments of bank loans of Ps.2,271.4 million, a 596.0% increase from Ps.381.1 million in 2012.

Cash flow used in investing activities in 2013 was Ps.3,308.0 million, principally as a result of equity and debt investments in Aerostar by our Cancun airport subsidiary, totaling Ps.4,991.4 million in 2013, of which Ps.2,163.2 million was returned in 2013.  In addition, we made Ps.615.9 million of investments in concessioned assets in 2013, a 2.4% decrease from 2012.

Cash Flows for the year ended December 31, 2012 as compared to cash flows for the year ended December 31, 2011

Our cash flows from operating activities increased from 2011 to 2012 by Ps.733.8 million, or 38.3%, due to four main factors. First, during 2012, our income before income tax increased by Ps.441.2 million, or 20.6% as compared to 2011. Adjustments to income before income tax for non-cash increases and deductions to income before income tax (such as depreciation and amortization, interest income, employee benefits and financial derivative instruments) remained stable at positive adjustments to cash flow of Ps.310.9 million in 2012. In addition, in 2012 ASUR’s cash flows from recoverable taxes and other current assets increased to positive cash flow of Ps.510.2 million, a 228.3% increase as compared to 2011, principally due to a recovery of Ps.121.4 million in the asset tax of our Cancún airport subsidiary and the application of tax credits for income taxes paid on dividend distributions made in previous years against the income taxes owed in 2012 in an amount of Ps.275.9 million. Furthermore, we did not pay any income tax on dividends in 2012 because dividends in that year were paid from the after-tax earnings account, as compared to negative cash flow from Ps.300.0 million in taxes on dividends paid in 2011 because a portion of the dividends for that year were not paid from the after-tax earnings account. Additionally, negative cash flows related to income taxes in 2012 increased 88.7% to Ps.548.7 million as compared to 2011, principally as a result of an increase in the taxable income base of Cancún Airport and Cancún Airport Services, S.A. de C.V. Further, beginning in 2012, our subsidiary Aeropuerto de Mérida, S.A. de C.V. generated and paid income tax. Lastly, negative cash flows from the line item “trade accounts payable and other liabilities” increased by 271.5% to Ps.129.4 million, largely as a result of cash outflows related to current taxes payable and accounts payable to contractors.

Our cash flows used in financing activities increased from 2011 to 2012 by Ps.350.7  million, or 31.0% to Ps.1,438.5 million from Ps.1,132.8 million, primarily because our repayment of bank loans increased by Ps.137.8 million, or 56.6% to Ps.381.1 million, and dividends paid to shareholders increased by Ps.180.0  million, or 20.0% to Ps.1,080.0 million from Ps.900.0 million in 2011.  In addition, we received a disbursement on a loan for our Veracruz airport subsidiary in 2011 for Ps.50.0 million.

Our cash flows used in investing activities decreased from 2011 to 2012 by Ps.139.8 million, or 20.6% to Ps.631.1 million from Ps.757.9 million, as a result of a reduction in our investments in plan property and equipment, primarily because we completed the remodeling of Terminal 2 in the Cancún Airport in 2011.

Indebtedness

As of December 31, 2013 we had Ps.2,840.9 million in outstanding indebtedness.

In August and September 2010, our Cancún airport subsidiary executed two new bank loans with Banamex and BBVA Bancomer of Ps.570.0 million and Ps.350.0 million, respectively.  Both loans had a three-year term, amortize in nine payments, are denominated in pesos, and charged interest at TIIE plus 1.5%.   Each of these facilities could be used for general corporate purposes, and we used them to fund capital expenditures related to our master development plans.  Our holding company, GAS, guaranteed Cancún airport’s obligations under each of these facilities.  We fully drew on these credit facilities, and we have repaid them in full as of December 31, 2013.

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

In September 2011, Veracruz Airport entered into a three-year credit agreement with Banamex for Ps.50.0 million. The terms include a floating interest rate based on TIIE plus 0.75% and quarterly principal payments. Our holding company, GAS, and Aeropuerto de Cancún, S.A. de C.V. have guaranteed Veracruz Airport’s obligations under this facility. We fully drew on this credit facility.  Our first payment was made in September 2012 and our second payment was  made in December 2012.  During 2013 we made payments of Ps.16.6 million. As of December 31, 2013 we have paid a total of Ps.27.7 million in respect of this credit facility.

In the fourth quarter of 2011, our Cancún airport subsidiary obtained authorization for two new bank loans from Banamex and BBVA Bancomer of U.S.$300.0 million and Ps.1,500.0 million, respectively.  These loans remain subject to certain conditions precedent, including the negotiation of definitive documentation for the loans.  To date, ASUR has not yet made use of the authorized credit lines.

On February 15, 2013, our Cancún airport subsidiary executed a new bank loan with BBVA Bancomer and Merrill Lynch of U.S.$215.0 million.  The loan has a five-year term, amortizes in four payments, the first on February 15, 2016, the second on August 15, 2016, the third on February 15, 2017 and the fourth on August 15, 2017, of 2.5% of the aggregate amount of the loan made on the borrowing date and a final payment of the aggregate principal amount of the loan outstanding on the maturity date, February 15, 2018.  The loan is denominated in U.S. dollars and charges interest rate at one-month LIBOR plus 1.99%.  This facility may be used for general corporate purposes, and we have used it to fund our capital contributions and other financial commitments to Aerostar in connection with the upfront payment due under the Lease of the LMM Airport.  Our holding company, GAS, has guaranteed our Cancún airport subsidiary’s obligations under this facility.

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

On February 22, 2013, our Cancún airport subsidiary incurred a U.S.$160.0 million short-term loan documented through a promissory note with an annual interest rate of 0.60%, which matured and was repaid in full on April 8, 2013.

In addition, on March 22, 2013 our joint venture Aerostar entered into a U.S.$50.0 million capital expenditure facility and a secured U.S.$10.0 million revolving credit facility.  As part of this debt financing, Aerostar was required to pledge its interest in the lease of LMM Airport as collateral to a leasehold mortgagee assigned by the lenders.  Additionally, Aerostar issued 5.75% senior secured notes with an aggregate principal amount of U.S.$350.0 million in a private placement, also secured by Aerostar’s interest in the lease of LMM Airport.  Our Cancun airport subsidiary and its joint venture partner Highstar Capital IV and its affiliated funds pledged their share ownership in Aerostar as collateral for both of these facilities.  However,  given that Aerostar is a joint venture and not our subsidiary, we do not consolidate Aerostar’s assets or liabilities into our financial statements and we provide no credit support other than our Cancún airport subsidiary’s pledge of its membership interests in Aerostar to secure the senior credit facilities and the senior notes.

As of December 31, 2013 the company has no contracts for interest rate swaps.

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

In December 2013, the Ministry of Communications and Transportation approved each of our master development plans. The current terms of the master development plans went into effect as of January 1, 2014 and will be in effect until December 31, 2018.

The following table sets forth our historical investments in the periods indicated.

Year ended December 31,	(thousands of pesos)
2011	916,902
2012	757,545
2013	621,122

In 2013, we spent Ps.621.1 million on capital expenditures, principally for repairs to the runways in the Cancún, Tapachula and Veracruz Airports, repairs to the fire station in Tapachula Airport, remodeling of Terminal 1 and replacement of a passenger boarding bridges in Cancún Airport, expansion of a platform in the Veracruz Airport and the rehabilitation of roads in the Tapachula and Cancun Airports.  In 2012, we spent Ps.757.5 million on capital expenditures, principally for refurbishment of the terminal buildings in the Cancún, Cozumel, Mérida and Minatitlán Airports, the expansion of the terminal buildings in the Villahermosa and Huatulco Airports, and the rehabilitation, shooting and platform and replacement of passenger boarding bridges in the Cancún Airport.  In 2011, we spent Ps.916.9 million on capital expenditures, principally for repairs to the runways in the Villahermosa, Veracruz and Oaxaca Airports, and improvement projects related to the separation of passenger flows, as well as remodeling of Terminal 2 in Cancún Airport.

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

Aeronautical services revenues consist of passenger charges for departing passengers (excluding diplomats, infants, and transfer and transit passengers), landing charges based on the average between the aircraft’s maximum takeoff weight and the zero-fuel weight and hour of arrival, aircraft parking charges based on the time an aircraft is on the ground and hour of arrival, passenger walkway charges for the connection of aircraft to terminals, based on hour of arrival, and airport security charges for departing passengers.  Aeronautical services revenue is recognized as passengers depart, at the time of landings and as services are provided, as the case may be.

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

Deferred Income Tax, IETU, Asset Tax and Dividend Tax

Our income tax expense, asset tax and IETU are comprised of current expenses and deferred expenses.  Deferred income tax and IETU represent the tax effects of temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our airport concessions and from non-balance sheet items such as tax loss carry-forwards and credits.  These temporary differences and tax loss carry-forwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding difference between the beginning and year-end balances of the recognized deferred tax assets and liabilities is recorded in earnings. Asset tax was a minimum tax that is calculated as 1.25% of the average tax value of virtually all of our assets.  In 2007, we were subject to the asset tax, which may be recovered through deductions over the following ten years of up to 10% each year of the total asset tax credit carry-forward at December 31, 2007, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three previous years.  The asset tax carry-forward may be adjusted for changes in the National Consumer Price Index.  The asset tax was eliminated in 2008 in favor of the IETU.

Deferred income and IETU assets, dividend tax and recoverable asset tax are recorded at the amounts expected to be realized. We have analyzed each airport on an individual basis and have not recognized the entire amount of the respective deferred tax assets for some of our airport subsidiaries where the level of taxable income necessary to support the recoverability of such assets is not expected in the near future. We have recognized the entire amount of tax loss carry-forwards and deferred tax assets generated by our other airport subsidiaries, whereby taxable profits are expected, because each is taxed on an individual basis and under current tax law these tax carry-forwards can be carried forward through the term of the airport concessions or a period of ten years. As our airport concessions expire in 2048, significant management judgment is applied in the determination of the tax projections.  Such tax projections take into consideration a number of factors, including the number of passengers we anticipate in our airports, future operation rates, operation costs, and inflation.  There can be no assurance that actual results will be as projected.

The Flat Rate Tax (“IETU”) Law was repealed beginning on January 1, 2014.  Accordingly, we have cancelled the deferred IETU of our subsidiaries as of December 31, 2013.

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

Financial Statements of Associated Companies

The financial statements of our joint venture, Aerostar Airport Holdings, LLC are prepared initially in US GAAP and reconciled to IFRS as stated in note 10 to our consolidated financial statements.

Recently Issued Accounting Standards

The following is a summary of new or revised IFRS standards.  For a full description see Note 3.1 in our consolidated financial statements.

•       IFRS 10, “Consolidated Financial Statements”

This standard indicates the principles for the presentation and preparation of the consolidated financial statements when an entity controls one or more entities.  IFRS 10 defines the principle of control and establishes the control as the basis to determine the entities that will be consolidated in the financial statements.  The standard also includes the accounting requirements for the preparation of the consolidated financial statements, as well as the requirements for the application of the control principle. IFRS 10 replaces IAS 27, “Consolidated and Separated Financial Statements” and SIC 12, “Consolidation - Special

Purpose Entities”.  The application of this standard has not had an impact on the company as of 2013.

•       IFRS 11, “Joint Ventures”

IFRS 11, “Joint Ventures”  classifies joint ventures into two types: joint operations and joint businesses.  The entity determines the type of joint venture in which it participates when considering its rights and obligations.  Under a joint operation, the assets, liabilities, income and expenses are recognized proportionately depending on the venture.  In a joint business, an investment is recognized and is recorded through the equity method.

•       IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 requires the entity to disclose information that allows the assessment of the nature and risks related with its interests in other entities, such as joint ventures, associates, and special purpose entities.  For disclosures relating to IFRS 12, see Note 10 to our financial statements.

•       IAS 19, “Employee Benefits”

The amendments to IAS 19, “Employee Benefits,” focus primarily on eliminating the corridor method and indicating the computation of financial expenses on a net basis.  This change had no significant impact on our financial statements, since the main effect was related to actuarial gains and losses that were recorded within other comprehensive income.

To date a number of new amendments, standards and interpretations have been issued, effective since January 1, 2013 that are not applicable to ASUR.  We believe that these changes would not have a significant effect on our financial statements.

Off-balance sheet arrangements

We are not party to any off-balance sheet arrangements, nor have we been involved in any such transactions in the past.

Tabular disclosure of contractual obligations

The following table summarizes our material contractual obligations as of December 31, 2013.

	Payments due by period
	(millions of pesos)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Master Development Plans(1)	6,977.4	1,234.6	4,478.8	1,264.0	—
Technical Assistance Agreement(2)	187.4	40.2	73.6	73.6	—
Bank Loans	2,824.2	25.1	—	2,799.1	—
Operating Leases	4.1	3.1	1.0	—	—
Concession Fees(3)	—	—	—	—	—
Total	9,993.1	1,303.0	4,553.4	4,136.7	—

(1)         As of December 31, 2013, based on the Mexican Construction Price Index.  The master development plans, which contain the investment commitments for our airports have been approved for each year through December 31, 2018.  The plans also contain indicative investments for calendar years 2018 through 2028, but these amounts are not binding on us.

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

The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name	Title	Director Since
Fernando Chico Pardo(1)	Director and Chairman	April 28, 2005
Ricardo Guajardo Touché(3)	Director	February 28, 2001
Francisco Garza Zambrano(3)	Director	February 28, 2001
Guillermo Ortiz Martínez(3)	Director	April 26, 2010
Roberto Servitje Sendra(3)	Director	April 25, 2008
José Antonio Pérez Anton(2)(5)	Director	April 26, 2012
Aurelio Pérez Alonso(4)	Director	April 26, 2007
Rasmus Christiansen(3)	Director	April 26, 2007
Luis Chico Pardo(4)	Director	April 25, 2008

(1) Elected by ITA as holder of Series BB shares, with Federico Chávez Peón Mijares as Alternate.

(2) Elected by ITA as holder of Series BB shares, with Luis Fernando Lozano Bonfil as Alternate.

(3) Independent Director

(4) On April 27, 2012, Aurelio Perez Anton and Luis Chico Pardo were elected as members of the Board of Directors, representing the Series B shares.

(5) On April 27, 2012, Jose Antonio Perez Anton was elected as a member of the Board of Directors, representing the Series BB Shares.

Fernando Chico Pardo.  Mr. Chico Pardo has been a member of our board of directors and Chairman of the Board since April 28, 2005.  He was our Chief Executive Officer from January 19, 2007 until June 1, 2011.  He is the founder and President of Promecap, S.C. established in 1997.  Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York), Latin America Representative for Mocatta Metals Corporation and Mexico Representative for Standard Chartered Bank (London).  Mr. Chico Pardo has also been on the boards of directors of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México, BBVA Bancomer, Cultiba and Grupo Posadas de México.  He is 62 years old.  Mr. Chico Pardo was appointed by ITA.

Ricardo Guajardo Touché.  Mr. Guajardo is a member of our board of directors and President of our Audit Committee.  He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and Chief Executive Officer of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and Chief Executive Officer of Grupo Vamsa since 1989.  He has served on the board of directors of Grupo Bimbo, Almacenes Coppel, Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”), Fomento Económico Mexicano (“FEMSA”), Transportación Marítima Mexicana (“TMM”), Alfa and El Puerto de Liverpool.  He is 65 years old.  Mr. Guajardo is an independent director.

Francisco Garza Zambrano.  Mr. Garza is a member of our board of directors and he has served as President of Cementos Mexicanos of North America and Trading (his current position), as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos U.S.A. He was formerly on the board of directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Cámara Nacional del Cemento, Club Industrial, A.C. and Fundación Mexicana para la Salud.  He is 58 years old.  Mr. Garza is an independent director.

Guillermo Ortiz Martínez.  Mr. Ortiz is a member of our board of directors and of our Audit Committee.  Previously, Mr. Ortiz was Governor of the Bank of Mexico for two terms, from the 1st of January 1998 to the 31st of December 2003, and from the 1st of January 2004 to the 31st of December 2009.  Between December 1994 and December 1997, he was Mexico’s Public Finance Minister.  Previously, Mr. Ortiz briefly held the position of Minister for Communications and Transport, in December 1994 at the start of the administration of former president, Ernesto Zedillo.  Mr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994.  Prior to that, between 1984 and 1988, he occupied the post of Executive Director of the International Monetary Fund (“IMF”).  From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research.  Mr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry. During 2009, Mr. Ortiz was employed as Chairman of the Bank for International Settlements based in Basel, Switzerland. Mr. Ortiz is currently Chairman of the Board of Directors of Grupo Financiero Banorte. He is 65 years old.  Mr. Ortiz is an independent director.

Roberto Servitje Sendra.  Mr. Servitje is a member of our board of directors.  He has been the Deputy Chief Executive Officer of Grupo Bimbo (1969), as well as the company’s Chief Executive Officer (1978) Executive President (1990) and Chairman of the board of directors (1994-2012).  He has also been a member of the advisory boards of Chrysler Mexico, Grupo Altex, the School of Banking and Commerce and the Hermann International Memorial.  He is 86 years old.  Mr. Servitje is an independent director.

Luis Chico Pardo.  Mr. Chico Pardo is a member of our board of directors.  He has held positions as an Economist at the Bank of Mexico, as the Manager of the International Division of the Bank of Mexico, as the General Coordinator of the Credit Department at the Mexican Ministry of Finance, as Chief Executive Officer of Banco Mexicano, as Executive Vice-President of Banco Mexicano Somex, and as Chief Executive Officer of Banco B.C.H.  He is currently a member of the board of directors of the venture capital investment firm Promecap.  Mr. Chico Pardo is 73 years old.

Rasmus Christiansen.  Mr. Christiansen previously served as the Chief Executive Officer of Copenhagen Airports International A/S, responsible for management and advisory services for CPH’s international investments. Before joining Copenhagen Airports, Mr. Christiansen was the director and owner of an import/export company in Hungary (1993 — 1999).  Prior to this, he was Vice President of Dolce International, Hotels and Conference centers.  He joined Copenhagen Airports A/S in 1999 as the Development and Acquisitions Director.  In 2005 he became the Vice President and in 2007 CEO of Copenhagen Airports International.  He is also a board member of CPH International A/S and Newcastle International Airport Ltd. As well as Chairman of the Danish Schou Foundation.  Mr. Christiansen is 62 years old and was born in Denmark.

José Antonio Pérez Antón.  Mr. Pérez Antón has been Chief Executive Officer of Grupo ADO since 2006 and a member of the board of directors of Grupo ADO since 2005.  He has worked for ADO since 1996.  Mr. Pérez Antón is also currently the Vice President of the Cámara Nacional del Autotransporte de Pasaje y Turismo (the Mexican National Chamber of Intercity and Tourism Transportation, or “CANAPAT”), and is a Councilor at ITI (the Intermodal Transportation Institute, based in Denver).  He is 41 years old.

Aurelio Pérez Alonso.  Mr. Pérez Alonso has been Deputy Chief Executive Officer of Grupo ADO since 2006 and a member of the board of directors of Grupo ADO since 2005.  Before joining the Group in 1998, Mr. Pérez Alonso was a consultant for Arthur Andersen and he is currently a member of the Board of Directors of CANAPAT.  He is 42 years old.

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

The following table lists our executive officers, their current position and their year of appointment as an executive officer:

Name	Principal Occupation	Executive Officer since
Adolfo Castro Rivas*	Chief Executive Officer; Director of Finance (Chief Financial and Strategic Planning Officer)	June 1, 2011
Carlos Trueba Coll	Director of Cancún Airport	March 1, 2010
Hector Navarrete Muñoz	Director of Regional Airports	January 15, 2003
Claudio Gongora Morales	Chief Legal Counsel	April 19, 1999
Manuel Gutierrez Sola	Chief Commercial Officer	August 7, 2003
Agustín Arrelano Rodríguez	Chief International Affairs Officer	August 15, 2013
Alejandro Pantoja López	Chief Infrastructure and Compliance Officer	August 15, 2013

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

Carlos Trueba Coll.  Mr. Trueba has been the Director of Cancún International Airport since March 1, 2010.  Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004).  He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares.  Mr. Trueba is currently seconded to our joint venture, Aerostar, where he is serving as Acting Chief Operating Officer.  He is 50 years old.

Héctor Navarrete Muñoz.  Mr. Navarrete is the Director of Regional Airports.  Previously, Mr. Navarrete was the Administrator of the Mérida International Airport, Director of the Board of

Culture and Tourism of the State of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security.  He is 57 years old.

Claudio Góngora Morales.  Mr. Góngora has been General Counsel since April 25, 2001.  Previously, he was Legal Director of ASUR (from 1999).  Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compañia Exploradora del Istmo, S.A. de C.V.  He has been Deputy Legal Director of Comisión de Fomento Minero, as well as Chief Legal Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd.  He is 62 years old.

Manuel Gutiérrez Sola.  Mr. Gutiérrez has been our Chief Commercial Officer since August 7, 2003.  Previously, from October 31, 2002, Mr. Gutiérrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of ASUR’s commercial strategy.  Before that, he was our Concessions Manager since December 2000.  Prior to joining ASUR, Mr. Gutiérrez was Chief Operations Officer of G. Acción S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V.  He is 50 years old.

Agustín Arellano Rodríguez.  Mr. Arellano was appointed as our Chief International Affairs Officer in August, 2013. M. Arellano was previously the company’s Chief Infrastructure and Regulations Officer (from 2010). Prior to joining ASUR, Mr. Arellano held a series of positions within the Mexican Air Traffic Control Service, SENEAM, including those of Technical Director and General Director.  He has also been a member of the Boards of Directors of Aeropuertos y Servicios Auxiliares, the Mexican state-owned airport operator and Mexico City International Airport.  Mr. Arellano is currently seconded to our joint venture, Aerostar, where he is serving as Chief Executive Officer.  He is 57 years old.

Alejandro Pantoja López.  Mr. Pantoja was appointed as our Chief Infrastructure and Regulations Officer in August 2013.  Previously, he held a series of positions in ASUR, including Administrator of Veracruz International Airport (from 2001 to 2013). He has also held executive posts in the companies Internacional de Contenedores de Veracruz and Ferrocarril del Sureste. He is 53 years old.

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

Compensation of Directors and Senior Management

Members of our board of directors and the board of directors committees received Ps.4.9 million in aggregate compensation for the year ended December 31, 2013.  We paid an aggregate amount of approximately Ps.39.1 million in 2013 for the services of our executive officers.

No amount has been set aside by ASUR or its subsidiaries for pension, retirement or similar benefits.

Committees

Our bylaws provide for four committees to assist the board of directors with the management of our business: an Operating Committee, an Audit Committee, an Acquisitions and Contracts Committee and a Nominations and Compensation Committee.

The Operating Committee, which is composed of four members, is responsible for proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development plans of our subsidiary concession holders, our dividend policy and investments of less than U.S.$2.0 million that are not provided for in our annual budget.  The board of directors appoints all the members of the Operating Committee.  Board members elected by the holders of Series BB shares have the right to appoint two of the committee members and to appoint the chairman, who has a deciding vote in the case of a tie.  The consent of the Series BB directors is also required to select the members of the Operating Committee that are not members of our board or officers of our company.  The current members of the Operating Committee are Fernando Chico Pardo (Chairman), Rasmus Christiansen, Ricardo Guajardo Touché and José Antonio Pérez Antón.  A secretary has also been appointed who is not a member of the committee.

The Audit Committee must be composed of at least three members, all of whom must be independent, and is responsible for supervising the management and conduct of our business, monitoring the activities of our board of directors, our officers and the officers of our subsidiaries for compliance with the bylaws and applicable law, as well as coordinating internal auditing activities.  With respect to financial reporting and auditing matters, the Audit Committee reviews financial data, ensures compliance with the professional code of conduct and has oversight of our internal auditing and controls system, as well as the performance of our external auditors.  The Audit Committee is also responsible for monitoring transactions with affiliates, including ITA and its stockholders.  In addition to the specific duties and authorities set forth under our bylaws and the Securities Market Law for the Audit Committee, the Audit Committee also has the authority and duties of the Corporate Practices Committee under the Securities Market Law.  Our bylaws provide that the board of directors shall determine the number of members of the Audit Committee, which is required to comprise solely independent directors.  All members of the Audit Committee must meet the applicable independence criteria set forth under the Sarbanes-Oxley Act of 2002 and the rules issued thereunder by the U.S. Securities and Exchange Commission.  The president of the Audit Committee is elected by a vote at the shareholders meeting, as is a secretary, who is not required to be a committee member.  The committee also appoints among its members a special delegate who may not be a person appointed by the holders of Series BB shares nor be related to the committee members.  The special delegate is charged with ensuring that ITA complies with its obligations under the technical assistance agreement it has with us.  The current members of the Audit Committee are Ricardo Guajardo Touché (Chairman), Francisco Garza Zambrano and Guillermo Ortiz Martínez.  A secretary has also been appointed who is not a member of the committee.

The Acquisitions and Contracts Committee, composed of three members, is responsible for ensuring compliance with our procurement policies set forth in our bylaws.  Among other things, these policies require that the Acquisitions and Contracts Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$400,000 and that any contract between us, on the one hand, and ITA or any of its related persons, on the other hand, be awarded pursuant to a bidding process involving at least three other bidders.  Our bylaws provide that a stockholders’ meeting will determine the number (which must be an odd number) of members of the Acquisitions and Contracts Committee, which is required to be composed primarily of members of the board of directors.  The members of the board of directors elected by the holders of Series BB shares are entitled to appoint one member to the committee.  The current members of the Acquisitions and Contracts Committee are Fernando Chico Pardo (Chairman), Rasmus Christiansen and Aurelio Pérez Alonso.  A secretary has also been appointed who is not a member of the committee.

The Nominations and Compensation Committee was formed on October 12, 1999.  The duties of the committee include the proposal to the general shareholders’ meeting of candidates for election to the board of directors and proposal to the board of directors of candidates for appointment as executive officers, as well as proposals to the general shareholders’ meeting regarding the removal and compensation of directors and officers.  Our bylaws provide that a stockholders’ meeting will determine the number (which must be an odd number) of members of the committee.  The holders of the Series B and Series BB shares, acting as a class, are each entitled to name one member of the Nominations and Compensation Committee.  The remaining members of the committee are to be named by these two initial members.  Members of the committee each have a term of one year.  At each annual shareholders’ meeting after a public offering of our shares, the Nominations and Compensation Committee is required to present a list of at least seven candidates for election as directors for the vote of the Series B stockholders.  At an ordinary stockholders’ meeting held February 28, 2001, our stockholders resolved that the Nominations and Compensation Committee be comprised of three members.  The current members of the Nominations and Compensation Committee are Fernando Chico Pardo (Chairman), José Antonio Pérez Antón and Roberto Servitje Sendra.

Employees

The following table sets forth the number of employees in various positions as of the end of 2011, 2012 and 2013.

	As of December 31,
	2011	2012	2013
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	131	132	130
Cancún Airport	195	195	208
Cozumel Airport	26	26	25
Huatulco Airport	20	20	21
Mérida Airport	50	50	52
Minatitlán Airport	18	18	19
Oaxaca Airport	22	22	23
Tapachula Airport	22	22	23
Veracruz Airport	31	31	32
Villahermosa Airport	28	28	29
Total Administrative Employees	543	544	562
Unionized Employees(2)
Cancún Airport	120	120	122
Cozumel Airport	36	36	36
Huatulco Airport	20	20	20
Mérida Airport	45	45	45
Minatitlán Airport	17	17	16
Oaxaca Airport	22	22	22
Tapachula Airport	24	24	24
Veracruz Airport	27	27	27
Villahermosa Airport	30	30	29
Total Union Employees	341	341	341

(1)         In April 2008, we transferred all of the non-unionized administrative employees employed by our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary.

(2)         In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V., a wholly-owned subsidiary.

As of December 31, 2011, 2012 and 2013, we had approximately 884, 885 and 903 employees, respectively.

In addition, services relating to commercial operations and certain airport operations are provided by third parties, using their own personnel.  As of December 31, 2013 there were approximately 174 employees providing such services.  A significant portion of the services rendered in our airports is provided by personnel employed by third parties.

Approximately 37.8% of our employees on December 31, 2013 were members of labor unions.

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

Capital Stock Structure

The following table sets forth the current ownership of outstanding shares as of March 28, 2014, to the extent of our knowledge.

	Number of Shares		Percentage of total share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
Agrupación Aeroportuaria Internacional III, S.A. de C.V.(1)(2)(4)	16,378,297	—	5.46%	—
ITA, through Bancomext (1)(2)(3)(4)(7)	—	22,950,000	—	7.65%
Servicios Estrategia Patrimonial, S.A. de C.V.(1)(2)(3)(4)(5)	21,368,000	—	7.12%	—
Aberdeen Asset Management(1)(6)	74,097,340	—	24.70%	—
Remer Soluciones, S.A. de C.V.(7)	36,918,290	—	12.31%	—
Other Public(1)	128,288,073	—	42.76%	—

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

(6)      Composed of 7,409,734 ADSs.

(7)      Grupo ADO, S.A. de C.V. owns indirectly (a) 49% of ITA and (b) 99% of Remer Soluciones, which owns 36,918,290 of our Series “B” shares.

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

Related Party Transactions

General

As of December 31, 2011, 2012 and 2013, the accounts pending payment with related parties are as follows:

	At December 31,
	2011	2012	2013
	(millions of pesos)
Receivables Accounts:
Autobuses de Oriente, SA de CV(2)	—	—	—
Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.(2)	31.6	35.8	40.3
Promecap, S. C.(1)	—	—	—
Lava Tap de Chiapas, S. A. de C. V.(1)	0.5	0.3	0.7
Telefonos de México, S. A. de C. V.(1)	—	—	—
Autobuses de Oriente, S.A. de C.V(2)	0.1	—	—
Total Accounts Payable	32.2	36.1	41.0

(1)         Affiliate of key management personnel

(2)         Shareholder

During the years ending December 31, 2011, 2012 and 2013, the following transactions with related parties were carried out:

Year Ended December 31,
2011	2012	2013
(millions of pesos)
Commercial revenues	Ps.	—	Ps.	7.4	Ps.	9.0
Technical assistance	(130.4)	(154.4)	(173.3)
Administrative services	(4.3)	6.4	—
Leases	(3.2)	(3.1)	(3.7)
Cleaning services	(10.6)	(7.3)	(7.9)
Investment (transport equipment)	(0.4)	—	—
Others	(0.4)	(0.3)	—

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

Arrangements with ITA

The rules for the sale of the Series BB shares required ITA, ASUR and the Ministry of Communications and Transportation to enter into a participation agreement, which established the framework for the option agreement, the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement. The participation agreement expired on December 17, 2013.

Pursuant to the technical assistance agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us.  Although Copenhagen Airports ceased to be a shareholder in October 2010, and after the consummation of the sale of a company that owns 49% of ITA to Grupo ADO, the technical assistance agreement continues in force and will remain in force.  The technical assistance agreement entitles ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our board of directors.  The agreement also grant us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement.  The agreement had an initial fifteen-year term which expired in 2013, and was automatically renewed for a successive five-year term on the same conditions on December 18, 2013.  We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with IFRS and calculated prior to deducting the technical assistance fee under this agreement).  The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process.  This process is described in “Item 6.  Directors, Senior Management and Employees—Committees.”  In 2011, 2012 and 2013, we recognized expenses of U.S.$7.3 million, U.S.$9.3 million and U.S.$13.2 million respectively, pursuant to the technical assistance agreement plus additional expenses owed to ITA of approximately U.S.$0.1 million, U.S.$0.005 million and U.S.$0.010 million, respectively.

Arrangements with Entities Controlled by Fernando Chico Pardo

We rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.

Compensation to Directors and Officers

In 2011 we provided Ps.23.8 million in compensation to key management personnel and Ps.5.4 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2012 we provided Ps.27.1 million in compensation to key management personnel and Ps.5.5 million in compensation to the Board of Directors and the committees of the Board of Directors.  In 2013 we provided Ps.39.1 million in compensation to key management personnel and Ps.4.9 million in compensation to the Board of Directors and the committees of the Board of Directors.

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

At present, two labor-law claims have been filed against us mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects. We are currently pursuing judicial remedies and no ruling has been handed down at the date of this report. The total amount of these claims is approximately Ps.2.0 million. At December 31, 2013, we have not established a provision for this item.

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

The Mexican Department of Civil Aviation (“DGAC”) has filed twelve administrative lawsuits against us based on a series of audits carried out from 2004 to 2006. We have begun counter-proceedings because we believe that these lawsuits are invalid due to the inappropriateness of the procedures followed by the DGAC.  In the case of Cozumel Airport, the authorities have declared that the verification procedure has expired. Since these lawsuits make no reference to the number of observations that have not been resolved or to the possible penalties that might be applied, it is not possible to estimate the potential consolidated financial effect.

In addition, our Cancún airport subsidiary is appealing a decision from the Ministry of Finance concerning a tax issue relating to the amortization of its concession for tax purposes.  See “Item 5. Operating and Financial Review and Prospects—Recent Developments—We participated in a tax amnesty program implemented by the Mexican federal government.”

We do not believe that liabilities related to any of these claims and proceedings against us are reasonably likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

Dividends

The declaration, amount and payment of dividends are determined by a majority vote of the stockholders present at a stockholders’ meeting and generally, but not necessarily, on the recommendation of the board of directors.  So long as the Series BB shares represent at least 7.65% of our capital stock, the declaration and payment of dividends will require the approval of the holders of a majority of the Series BB shares.  Figures included in this subsection are stated in pesos.

Mexican law requires that at least 5% of a company’s net income (on a non-consolidated basis) each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock (without adjustment for inflation).

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends is determined under IFRS.  The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., is Ps.517.5 million (which includes the required allocation corresponding to year 2012 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Dividends paid to non-resident holders with respect to our Series B shares and ADSs are not subject to Mexican withholding tax.  Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor of 1.4286 thereafter.  Corporate tax rates of 30% in 2011, 2012 and 2013 are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2013, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years.  Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2013, we had Ps.2,683.4 million of distributable earnings, Ps.364.5 million of which were not subject to corporate income tax.

At the general stockholders’ meeting on April 27, 2012, our stockholders approved an increase in the legal reserve of the Company by Ps.79.6 million from the accumulated net profits for the year ended December 31, 2011.  In that same meeting, our stockholders also approved the payment of an ordinary cash dividend from accumulated and retained earnings in the amount of Ps.1.08 billion or Ps.3.60 per share for each outstanding Series B or BB share.  This dividend was payable as of May 17, 2012.  At the general stockholders’ meeting on April 27, 2011, our stockholders approved the payment of a net cash ordinary dividend after income tax of Ps.900 million or Ps.3.00 per share for each outstanding Series B or BB share.  This dividend was payable as of May 17, 2011.

At the general stockholders’ meeting on April 25, 2013, our stockholders approved an increase in the legal reserve of the Company by Ps.104.6 million from the accumulated net profits for the year ended December 31, 2012.  In that same meeting, our stockholders also approved the payment of an ordinary cash dividend from accumulated and retained earnings in the amount of Ps.1.2 billion or Ps.4.00 per share for each outstanding Series B or BB share.  This dividend was payable as of May 14, 2013.

At the general stockholders’ meeting on December 19, 2013 our stockholders approved the payment of an ordinary cash dividend from accumulated and retained earnings in the amount of Ps.1.32 billion or Ps.4.40 per share for each outstanding Series B or BB share.  This dividend was payable as of December 27, 2013.

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

The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars over the five most recent financial years is as follows:

	U.S.$ per ADR(1)		Pesos per Series B Share
Years ended December 31,	Low	High	Low	High

2009	24.55	56.27	36.11	75.00

2010	41.53	58.07	53.69	73.15

2011
First Quarter	52.28	58.77	63.31	69.99
Second Quarter	58.94	60.11	68.17	69.25
Third Quarter	49.72	59.62	68.86	70.85
Fourth Quarter	55.94	57.60	76.68	78.00

2012
First Quarter	57.03	71.76	77.83	91.06
Second Quarter	68.35	82.25	90.00	106.94
Third Quarter	77.48	91.10	103.30	120.72
Fourth Quarter	89.53	115.66	115.41	147.74

2013
First Quarter	117.17	137.42	146.40	171.51
Second Quarter	99.96	141.50	133.76	172.01
Third Quarter	108.25	126.29	142.81	159.39
Fourth Quarter	112.04	134.53	147.77	173.96

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
October 2013	112.04	123.44	147.77	158.40
November 2013	117.95	134.53	155.76	173.96
December 2013	124.63	133.34	163.21	171.31
January 2014	111.50	121.89	147.74	163.24
February 2014	107.00	111.49	142.48	150.85
March 2014	110.35	122.70	146.50	160.13

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

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange.  Deferred settlement, even if by mutual agreement, is not permitted without the approval of the CNBV.  Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval Instituto para el Depósito de Valores, S.A. de C.V., a privately-owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for the physical transfer of shares.

The Mexican Stock Exchange is one of Latin America’s largest exchanges in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets, and therefore subject to greater volatility.

As of December 31, 2013, 143 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2013, the ten most actively traded equity issues (excluding banks) represented approximately 59.0% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in Mexico.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of March 31, 2014:

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

Registration and Transfer

Our shares are registered with the Registro Nacional de Valores (Mexican Securities Registry), as required under the Mexican Ley del Mercado de Valores (Securities Market Law) and regulations issued by the Mexican Comisión Nacional Bancaria y de Valores (Banking and Securities Commission, or “CNBV”). In the event that the registration of our shares with the Mexican Securities Registry is cancelled, we will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the public offer price shall be the higher of the weighted average trading price (based on volume) for our shares for the most recent thirty days on which the price of the shares has been quoted during the six months prior to the commencement of the public offer; provided that in the event the number of days on which shares have been quoted during such six-month period is less than thirty, the days on which the shares were quoted shall be taken into consideration; or if no shares traded during such period, the book value (valor contable) of the shares as calculated in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. Notwithstanding the foregoing, we may be exempted from making the public offer if (i) at least 95% of stockholders express their consent, (ii) the aggregate amount of the public offer is lower than 300,000 investment units (unidades de inversion or “UDIs”), and (iii) sufficient resources are transferred to a trust with a minimum term of six months specifically created for purposes of purchasing, at the same price of the offer, the shares of the stockholders that do not tender their shares. Any amendments to the foregoing provisions included in our bylaws require the prior approval of the CNBV and approval by a resolution of an extraordinary stockholders’ meeting adopted by shares representing at least 95% of our outstanding capital stock.

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

•                  From December 18, 2008 to December 17, 2013, ITA could sell in any year up to 20% of its interest in the Series BB shares.

•                  From December 18, 2013, ITA may sell any percentage of its interest in the Series BB shares.

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

•                  If the holders of the Series BB shares express their interest in accepting an offer (which does not imply any obligation on their part to participate in such offer), the launching of the offer shall be conditioned upon obtaining prior authorizations from the Ministry of Communications and Transportation, including those relating to the transfer of the Series BB shares and the replacement of ITA in its capacity as strategic partner under the technical assistance agreement.

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

Taxation

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”) and the Mexican tax consequences of the purchase, ownership and disposition of our Series B Shares or ADSs by a “non-Mexican holder” (as defined below), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell our Series B shares or ADSs.  In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, tax-exempt organizations, financial institutions, insurance companies, partnerships or other pass-through entities, persons who own or are deemed to own 10% or more of our voting stock, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes.  In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this Form 20-F, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law.  In addition, a “Treaty Country” is a jurisdiction which has a treaty for the avoidance of double taxation in force with Mexico.

Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico for tax purposes and that will not hold the Series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

For purposes of Mexican taxation, the definition of residency is highly technical and residency arises in several situations.  Generally an individual is a resident of Mexico if he or she has established his or her home in Mexico or if his or her “center of vital interests” is located in Mexico and, amont other circumstances, more than 50% of his or her annual income comes from within Mexico.  A legal entity is a resident of Mexico if it has either its principal place of business or its place of effective management in Mexico.

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the Series B shares represented by those ADSs.

Taxation of Dividends

Mexican Tax Considerations

Dividends paid to non-Mexican holders with respect to our Series B shares and, as a consequence, with respect to ADSs, are subject to Mexican withholding tax at the rate of 10% on the gross amount of the dividend distributed. This withholding tax might not apply to dividend distributions related to certain retained earnings for years prior to 2013.  Such 10% tax will be remitted to the Mexican tax authorities as a definitive payment on behalf of the non-Mexican holders.

Non-Mexican holders that are residents of a Treaty Country may be entitled to a benefit under the provisions of the applicable treaty, such as a reduced tax rate; therefore, each non-Mexican holder is urged to consult its tax advisor regarding the application requirements of any tax treaty under its particular circumstances.

For Mexican tax purposes, in order to be entitled to the benefits of any tax treaty, non-Mexican holders have to demonstrate that they are tax residents of the corresponding country by means of a tax residency certificate and comply with the procedural provisions set forth in the treaty and in the Mexican Income Tax Law.

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

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit limitation purposes.  A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit for any Mexican withholding tax imposed with respect to the Series B shares or ADSs.  Additionally, a U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead be eligible to claim a deduction for U.S. federal income tax purposes in respect of such withheld tax, but only for a year in which such holder elects to do so for all creditable foreign income taxes.  The rules governing the foreign tax credit are complex and U.S. holders are urged to consult their own tax advisors in this regard.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the Series B shares or ADSs will be subject tax at a reduced rate if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) (A) the Series B shares or ADSs are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 taxable year.   Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2014 taxable year, although there can be no assurance in this regard.

Holders of ADSs and Series B shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Non-Mexican holders are liable for income tax in Mexico with respect to income derived from sources of wealth located within the national territory.  Mexican Income Tax Law locates the source of wealth for capital gains within the national territory when the shares that are sold were issued by a Mexican resident entity.

Deposits and withdrawals of our Series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

The Mexican income taxation of the proceeds of a sale of our Series B shares or ADSs by a non-Mexican holder differs based on the jurisdiction of the holder, the method of effecting the sale, and a number of other factors.  The various outcomes are summarized as follows:

•                  Non-Mexican Holder not resident in Treaty Country:

Gain on the sale of our Series B shares or ADSs by a non-Mexican holder who is not resident of a Treaty Country will be subject to Mexican withholding tax at the rate of 10% on the gain realized on such sale if the transaction is carried out through the Mexican Stock Exchange or other recognized markets. According to the Mexican Income Tax Law, Mexican stock intermediaries participating in these transactions are obligated to carry out the aforementioned withholding. There are no clear rules in those cases in which a non-Mexican intermediary is involved, thus the non-Mexican holder could be obliged to remit the corresponding income tax to the Mexican tax authorities directly.

•                  Non-Mexican Holder resident in Treaty Country:

Gain on the sale of our Series B shares or ADSs by a non-Mexican holder who is resident of a Treaty Country will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange, or any other recognized market, provided that certain requirements set forth by the Mexican Income Tax Law are complied with.  A letter stating that the non-Mexican holder is resident in a Treaty Country shall be provided to the financial intermediary obligated to make the withholding.

Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of the Series B shares, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including through ADSs) within the twelve-month period preceding such sale or other disposition.

•                  Sales not subject to the reduced 10% withholding rate:

For a non-Mexican holder that does not carry out the sale through an authorized stock exchange, the proceeds obtained from the sale or disposition of our Series B shares or ADSs will be subject to a 25% tax on the full sale price. Under certain circumstances, and provided certain requirements set forth by the Mexican Income Tax Law are complied with, non-Mexican holders, alternatively, may elect to pay a 35% tax on the gain obtained from the transaction. This 25%/35% regime would also apply in the following cases:

•                  Sales of our Series B shares or ADSs which were acquired by the transferor outside of the Mexican Stock Exchange, or other recognized markets set forth in the Mexican Federal Tax Code;

•                  Sales made by a person or group of persons that, directly or indirectly, holds 10% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a period of 24 months, a sale of 10% or more of our fully paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative instruments or other similar transactions.

•                  Pre-negotiated trades executed through the facilities of the Mexican securities Stock Exchange; and

•                  Trades of shares obtained as a result of our merger or spin-off, in certain cases.

In cases in which the 25%/35% regime is applicable, if the non-Mexican holder is a resident of a Treaty Country, a reduced withholding rate may be applicable if certain requirements are met according to the corresponding Treaty. Each holder is urged to consult its tax advisor regarding the application requirements of any tax treaty under its particular circumstances.

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

Dispositions

A non-U.S. holder of Series B shares or ADSs generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale of Series B shares or ADSs.

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

Item 11.                                                  Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are principally exposed to market risks from fluctuations in interest rates and foreign currency exchange rates.  We use derivative instruments on a selective basis to manage interest rate risk.  We do not hold or issue derivatives for speculative purposes and have engaged in trading only with well-known financial institutions.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the peso relative to the U.S. dollar.  Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month.  In 2011, 2012 and 2013, approximately 27.9%, 28.6% and 28.2% respectively, of our consolidated revenues were derived from passenger charges for international passengers.  In addition, a substantial portion of our contracts with providers of commercial services are denominated in U.S. dollars.  In 2011, 2012 and 2013 approximately 27.9%, 33.6% and 39.9% respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars.  Substantially all of our other revenues are denominated in pesos.  We estimate that substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment).  Based on a 5.0% depreciation of the peso compared to the U.S. dollar as of December 31, 2013, we estimate that our revenues would have increased by Ps.108.6 million.

As of December 31, 2011, 2012 and 2013, 13.9%, 10.0% and 12.7% respectively, of our cash and cash equivalents were denominated in dollars.  Based on a 5.0% depreciation of the peso compared to the U.S. dollar as of December 31, 2013, we estimate that the value of our cash and cash equivalents would have increased by Ps.8.0 million.

We had no foreign currency indebtedness at December 31, 2011 and 2012.  99.3%  of our indebtedness at December 31, 2013 was denominated in U.S. dollars.  A decrease in the value of the peso relative to the dollar will increase the cost in pesos of servicing our U.S. dollar denominated indebtedness.  Based on a 5.0% depreciation of the peso compared to the U.S. dollar as of December 31, 2013, we estimate that our long term debt would have increased by Ps.140.7 million.

As of December 31, 2011, 2012 and 2013, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

We depend upon bank credit facilities to partially finance our operations.  These transactions expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in the relevant base rates (the banks charge interest at a rate based on the Tasa de Interés Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.75%

to 2.00%, or based on LIBOR plus 1.99%) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  All of our interest rate swap agreements expired in 2012.  For more information regarding our economic hedging transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Based on a 1.0% increase in TIIE, we estimate that the cost of our debt service would have increased by Ps.0.8 million in 2013.  Based on a 1.0% increase in LIBOR, we estimate that the cost of our debt service would have increased by Ps.71.8 million in 2013.

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

Fees payable by the depositary

From January 1, 2013 through December 31, 2013, the depositary reimbursed or otherwise paid us U.S.$54,797 in compensation in connection with the ADS program.  Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), and legal fees.

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

Item 14.                                                  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                                                  Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2013.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2013 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  We conducted an assessment of the effectiveness as of December 31, 2013 of our internal controls over financial reporting using the criteria set for in the “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission in 1992.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, as stated in the report attached included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.                                         Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2011, 2012 and 2013:

	Year ended December 31,
	(thousands of pesos)
	2011		2012		2013
Audit fees	11,573		11,937		12,814
Audit-related fees	1,760		—		—
Total fees	Ps.	13,333	Ps.	11,937	Ps.	12,814

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

2012	(a) Total number of shares purchased(1)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2012 Total			—	—

2013
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31			—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2013 Total	—	—	—	—

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

None of our members of management are members of our Board of Directors nor our other committees, except for our CEO, who is

NYSE Standards	Our Corporate Governance Practice
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

The duties of our Audit Committee include, among others, the following:

overseeing of our internal auditing and controls systems,

appointing and removing, and supervising our external auditor and establishing the scope of the external auditor’s duties and responsibilities,

ensuring compliance with our bylaws by officers and directors of the company and its subsidiaries,

making recommendations to the Nomination and Compensation Committee with respect to the removal of directors and officers for violations of the bylaws or any other applicable legal provision,

overseeing compliance with the corporate governance provisions as set forth in the

NYSE Standards	Our Corporate Governance Practice

General Law of Business Companies (Ley General de Sociedades Mercantiles), and the Mexican Securities Market Law and protection of minority shareholder rights,

overseeing related-party transactions, and

preparing certain periodic reports for the board of directors pursuant to the Mexican Securities Market Law and our bylaws.

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

The duties of our Audit Committee with regard to corporate practices are, among others, the following:

evaluating the performance of relevant officers,

reviewing related-party transactions, and

determining the total compensation package of the chief executive officer.

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

The duties of our Nomination and Compensation Committee include, among others, the following:

proposing individuals to serve as directors at the shareholders meeting,

proposing individuals to serve as officers to the Board of Directors,

proposing compensation for directors and officers at the shareholders’ meeting or to the Board of Directors, as applicable,

proposing for consideration at the shareholders’ meeting the removal of members of the Board of Directors and officers, and submitting an annual report on its activities to the Board of Directors and the shareholders.

NYSE Standards	Our Corporate Governance Practice

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

Item 16H.                                        Mine Safety Disclosure

Not applicable.

PART III

Item 17.                                                  Financial Statements

Not applicable.

Item 18.                                                  Financial Statements

See pages F-1 through F-7.  The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Sureste, S.A.B. de C.V. and Subsidiaries

Page

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Statements of Financial Position as of December 31, 2011, 2012 and 2013	F-3

Consolidated Comprehensive Statements of Income for the Years Ended December 31, 2011, 2012 and 2013	F-4

Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2011, 2012 and 2013	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2012 and 2013	F-6

Notes to Consolidated Financial Statements	F-7

Item 19.                                                  Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description

1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company (incorporated by reference to our Form 20-F/A filed on July 31, 2007).

2.1

Deposit Agreement among the Company, The Bank of New York and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

2.2

Credit and Guaranty Agreement, dated as of February 15, 2013, among Aeropuerto de Cancún, S.A. de C.V., Grupo Aeroportuario del Sureste, S.A.B. de C.V., the several Lenders from time to time party thereto and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as administrative agent for the Lenders.  (incorporated by reference to our Form 20-F filed on April 12, 2013)

3.1

Trust Agreement among the Company, ITA and Bancomext, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

3.2

Amendment dated May 15, 2007 to the Trust Agreement dated November 18, 1998 among the Company, ITA and Bancomext, English translation (incorporated by reference to our Form 20-F/A filed on July 31, 2007).

3.3	Reserved.

4.1

Amended and Restated Cancún Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

4.2	Reserved.

4.3	Reserved.

4.4	Reserved.

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

Dated: April 9, 2014

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Financial Statements

December 31, 2011, 2012 and 2013

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

December 31, 2011, 2012 and 2013

Report of independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Grupo Aeroportuario del Sureste, S. A. B. de C. V., and its subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries (the “Company”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in “Management´s report on Internal Control over Financial Reporting” appearing under item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 9, 2014

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Financial Position

December 31, 2012 and 2013

(Thousands of Mexican pesos)

	2012	2013
Assets

CURRENT ASSESTS:
Cash and cash equivalents (Note 6)	$2,265,427	$1,259,562
Accounts receivable - Net (Note 7)	444,238	467,410
Recoverable taxes (Note 19)	370,001	749,905
Other assets	85,117	77,237

Total current assets	3,164,783	2,554,114

NON-CURRENT ASSETS:
Land, furniture and equipment - Net (Note 8)	314,634	322,072
Intangible assets, airport concessions — Net (Note 9)	15,629,821	15,790,796
Account receivable from joint venture (Notes 7 and 10)		1,348,555
Investments in joint venture accounted for by the equity method (Note 10)		1,400,957

Total assets	$19,109,238	$21,416,494

Liabilities and Stockholders’ Equity

CURRENT LIABILITIES:
Bank loans (Note 13)	$281,612	$41,804
Income taxes payable	45,135	290,977
Accounts payable and accrued expenses (Note 11)	368,233	335,187

Total Current liabilities	694,980	667,968

NON-CURRENT LIABILITIES:
Bank loans (Note 13)	33,333	2,799,058
Deferred income tax (Note 19)	1,499,707	1,658,395
Deferred flat tax (Note 19)	404,137
Employees benefits	6,086	6,857

Total liabilities	2,638,243	5,132,278

EQUITY (Note 15):
Capital stock	7,767,276	7,767,276
Capital reserves	2,267,428	2,467,774
Retained earnings	6,436,291	6,049,166

Controlling interest	16,470,995	16,284,216
Non-controlling interest

Total equity	16,470,995	16,284,216

Total liabilities and equity	$19,109,238	$21,416,494

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Comprehensive Statements of Income- by Expense Function

For the periods ended on December 31, 2011, 2012 and 2013

(Thousands of Mexican pesos)

Continuing operations	2011	2012	2013

REVENUE (Notes 3.17 and 16):
Aeronautical services	$2,498,344	$2,849,136	$3,076,737
Non-aeronautical services	1,360,938	1,607,585	1,782,753
Construction services	714,024	663,170	586,596

Total revenue	4,573,306	5,119,891	5,446,086

OPERATING COSTS AND EXPENSES (Note 17):
Cost of aeronautical and non-aeronautical services	1,598,392	1,745,158	1,809,821
Cost of construction	714,024	663,170	586,596
Administrative expenses	168,063	181,644	178,560

Total costs and operating expenses	2,480,479	2,589,972	2,574,977

Operating profit	2,092,827	2,529,919	2,871,109

Interest income	66,727	92,075	136,043
Interest expense	(39,420)	(22,363)	(76,291)
Exchange gain	20,724	32,270	150,239
Exchange loss		(47,805)	(191,350)
Gains on valuation of financial instruments (Note 14)	2,661	601

	50,692	54,778	18,641
Loss from results of joint venture accounted for by the equity method (Note 10)			(143,452)

Net income before income taxes	2,143,519	2,584,697	2,746,298

Income taxes (Note 19)
Asset tax	11,462	11,462	11,462
Income tax	473,401	734,447	834,202
Flat tax	67,522	(236,540)	(396,239)

Net income for the year	$1,591,134	$2,075,328	$2,296,873

Net income for the year attributable to:
Controlling interest	$1,591,134	$2,075,328	$2,296,873
Non-controlling interest

Other comprehensive income:
Items that will not be reclassified to income for the period
Remeasurement of labor obligations	(85)	(694)	(59)

Items that might be reclassified to income for the period Effect of foreign currency conversion			36,407

Total comprehensive income for the year	$1,591,049	$2,074,364	$2,333,221

Comprehensive income for the year attributable to:
Controlling interest	$1,591,049	$2,074,364	$2,333,221
Non-controlling interest

Total comprehensive income for the year	$1,591,049	$2,074,364	$2,333,221

Basic and diluted earnings per share expressed in Mexican Pesos (Notes 3.18)	$5.31	$6.92	$7.66

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

December 31, 2011, 2012 and 2013

(Thousands of Mexican pesos)

						Total
			Reserve for			stockholders’
			repurchase	Re-		equity of		Total
	Capital	Legal	of treasury	measurements	Retained	the owners	Non-controlling	stockholders’
	stock	reserve	stock	IAS19 R	earnings	of the parent	interest	equity

Balance at January 1, 2011	$7,767,276	$264,092	$678,946	$(823)	$6,076,091	$14,785,582	$0	$14,785,582

Comprehensive income:
Net profit for the year					1,591,134	1,591,134		1,591,134
Actuarial gains and losses of labor liabilities				(85)		(85)		(85)

Total comprehensive income				(85)	1,591,134	1,591,049	0	1,591,049

Transfer to legal reserve		69,169			(69,169)

Transactions with owners:
Dividends paid ($3.00 pesos per share) (Note 15)					(900,000)	(900,000)		(900,000)

Balance at December 31, 2011	7,767,276	333,261	678,946	(908)	6,698,056	15,476,631	0	15,476,631

Comprehensive income:
Net profit for the year					2,075,328	2,075,328		2,075,328
Remeasurements based on IAS 19R				(964)		(964)		(964)

Total comprehensive income				(964)	2,075,328	2,074,364	0	2,074,364

Transfer to legal reserve		79,617			(79,617)
Transfers to repurchase of shares			1,177,476		(1,177,476)
Transactions with shareholders:
Dividends paid ($3.60 pesos per share) (Note 15)					(1,080,000)	(1,080,000)		(1,080,000)

Balance at December 31, 2012	7,767,276	412,878	1,856,422	(1,872)	6,436,291	16,470,995	0	16,470,995

Comprehensive income:
Net profit for the year					2,296,873	2,296,873		2,296,873
Effect of foreign currency
Conversion of joint venture					36,407	36,407		36,407
Remeasurements based on IAS 19R				(59)		(59)		(59)

Total comprehensive income				(59)	2,333,280	2,333,221	0	2,333,221

Transfer to legal reserve		104,626			(104,626)
Transfers to repurchase of shares			95,779		(95,779)

Transactions with shareholders:
Dividends paid on April 25, 2013 ($4.00 pesos per share) (Note 15)					(1,200,000)	(1,200,000)		(1,200,000)
Dividends paid on December 19, 2013 ($4.40 per share) (Note 15)					(1,320,000)	(1,320,000)		(1,320,000)

Balance at December 31, 2013	$7,767,276	$517,504	$1,952,201	$(1,931)	$6,049,166	$16,284,216	$0	$16,284,216

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

For the periods ended on December 31, 2011, 2012 and 2013

(Thousands of Mexican pesos)

	2011	2012	2013
Operating activities

Income before income taxes	$2,143,519	$2,584,697	$2,746,298

Adjustments for:
Depreciation and amortization	382,740	401,545	418,273
Interest income	(66,727)	(92,075)	(136,043)
Equity in results of joint venture (Note 10)			143,452
Employees’ benefits	788	810
Financial derivative instruments	(2,661)	(601)

Variations:
Accounts receivable	(72,142)	17,864	(23,171)
Recoverable taxes and other current assets	155,422	401,291	12,494
Income taxes paid	(290,696)	(548,667)	(781,644)
Income tax on dividends	(300,000)	13,798	3,694
Trade accounts payable and other liabilities	(34,840)	(129,418)	(3,839)

Net cash flows generated from operating activities	1,915,403	2,649,244	2,379,514

Investing activities

Improvements to assets under concession and acquisition of furniture and equipment	(757,894)	(631,083)	(615,853)
Investment in joint venture accounted for by the equity method			(1,508,002)
Loans made to joint venture			(3,483,437)
Loans paid by the joint venture			2,163,210
Interest income	79,098	92,075	136,043

Net cash flows used in investing activities	(678,796)	(539,008)	(3,308,039)

Financing activities

Bank loans received	50,000		4,790,389
Bank loans paid	(243,331)	(381,107)	(2,271,438)
Interest paid	(39,420)	(22,363)	(76,291)
Dividends paid	(900,000)	(1,080,000)	(2,520,000)

Net cash flows used in financing activities	(1,132,751)	(1,483,470)	(77,340)

Increase (decrease) in cash and cash equivalents	103,856	626,766	(1,005,865)

Cash and cash equivalents at the beginning of the year	1,534,805	1,638,661	2,265,427

Cash and cash equivalents at the end of the year	$1,638,661	$2,265,427	$1,259,562

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

Figures expressed in (Thousands of Mexican pesos) ($),

except for number of shares, earnings per share and exchange rates

Note 1 - Overview:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. (ASUR) is a Mexican company that was incorporated in April 1998 as a wholly-owned entity of the federal public government to administrate, operate, maintain and exploit nine airports in the Southeast of Mexico.  The nine airports are located in the following cities: Cancun, Cozumel, Merida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlan.  ASUR and its subsidiaries are collectively referred to as the “Company”, “ASUR”, or the “Group”.  The Corporate Headquarters of the Company are located in Bosque de Alisos 47-A, piso 4, Col. Bosques de las Lomas, 05120, Mexico City.

In June 1998, the Department of Communications and Transportation (SCT) granted ASUR’s subsidiaries the concessions to administrate, operate, exploit and develop the nine Southeast airports over a period of 50 years commencing on November 1, 1998.  The term of the concessions may be extended by the parties under certain circumstances.

Notwithstanding the Company’s rights to administrate, operate, exploit and develop and, if applicable, build the nine airports pursuant to the Mexican General Law of National Assets, all the land, furniture and permanent fixed assets located in the airports are the property of the Mexican federal government.  Upon expiration of the Company’s concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican federal government.

At December 31, 2013, ASUR’s outstanding capital stock was held by the investing public (67.19%), Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) (7.65%), Servicios Estrategia Patrimonial, S. A. de C. V. (7.12%) and Agrupación Aeroportuaria Internacional III, S. A. de C. V. (5.46%) and Corporativo Galajafe, S.A. de C.V (now Remer Soluciones) (12.58%).  The shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

Relevant transactions

On February 27, 2013, the Puerto Rico Port Authority granted Aerostar Holding,  LLC (Aerostar)  a long-term lease agreement for a 40 year concession to operate the Luis Muñoz Marín International Airport in Puerto Rico (“SJU”) , under the United States FAA airport privatization pilot program. The terms of the agreement may be extended by the Puerto Rico Government.  As of that date, Aerostar began to operate SJU . Additionally our subsidiary, Aeropuerto de Cancún, made an investment of $1,508,002 (USD$118 million) in Aerostar that comprises 50% of Aerostar’s capital stock.  See Note 10.

Note 2 - Basis for preparation:

The accompanying consolidated financial statements at December 31, 2012 and 2013 have been prepared in accordance with the International Financial Reporting Standards (IFRS) and their Interpretations (IFRIC) issued by the International Accounting Standard Board (IASB).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

2.1) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for items at fair value through profit or loss, as explained in Note 13.  The financial statements have been prepared under the going concern basis.

2.2) Use of estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses.  The areas involving a higher degree of judgment or complexity, or the areas where assumptions and estimates are significant to the consolidated financial statements, are described in Note 5.

Critical estimates and assumptions are reviewed regularly.  Revisions to the accounting estimates are recognized in the period in which the estimate is reviewed and in any future period affected.

Note 3 - Summary of the main accounting policies:

Following is a summary of the most significant accounting policies which have been consistently applied beginning on January 1, 2011, date of transition to the IFRS, in the periods presented, unless otherwise specified.

3.1) New accounting pronouncements and amendments recently issued

Following is a summary of the most significant accounting policies.

•       IAS 1 (amended) “Presentation of the Financial Statements”

The main change that resulted from this amendment is the requirement of grouping the items presented in other comprehensive income based on whether or not they are potentially re-classifiable to the statement of income in the future.  The entities that opt to present other comprehensive items before taxes must show the taxes related to both groups separately. This amendment went into effect as of January 1, 2013 and the changes affected only the presentation of the financial information and had no effect on the Company’s financial position or its performance.

•       IFRS 10, “Consolidated Financial Statements”

This standard indicates the principles for the presentation and preparation of the consolidated financial statements when an entity controls one or more entities.  IFRS 10 defines the principle of control and establishes the control as the basis to determine the entities that will be consolidated in the financial statements.  The standard also includes the accounting requirements for the preparation of the consolidated financial statements, as well as the requirements for the application of the control principle. IFRS 10 supersedes IAS 27, “Consolidated and Separated Financial Statements” and SIC 12, “Consolidation - Special Purpose Entities”.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

Management confirms that the adoption of IFRS 10 had no impact on ASUR, since it has control over all the consolidated subsidiaries.  ASUR previously consolidated entities over which it held the power to steer the financial and operating policies in addition to having 100% ownership of the shares, which is not very different from the concept under IFRS 10, which requires consolidating the entities over which the group has control and in which it is exposed or has rights to variable returns as a result of its interest in the controlled company, and has the ability to influence such yields through its power thereon.

•       IFRS 11, “Joint Ventures”

IFRS 11 classifies joint ventures in two types: joint operations and joint businesses.  The entity determines the type of joint venture in which it participates by considering its rights and obligations.  Under a joint operation, the assets, liabilities, income and expenses are recognized proportionately depending on the venture.  In a joint business, an investment is recognized and is recorded through the equity method. Given the enactment of the standard became effective in 2013, the amendment had no effects in prior years.  The effects related to IFRS 11 are described in Note 10.

•       IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 requires the entity to disclose information that allows evaluating the nature and risks related with its interests in other entities, such as joint ventures, associates, and special purpose entities.  The disclosures associated to IFRS 12 are included in Note 10.

New standards and interpretations issued but not yet adopted:

A number of amendments and new standards and interpretations have been issued that become effective for periods beginning after January 1, 2014 and not yet adopted by ASUR.  Company management considers that adoption of the said standards and amendments will not have a significant effect on its financial statements.

The standards and interpretations issued are as follows:

IFRS 9, “Financial Instruments”

IFRIC 21 “Levies”

3.2) Consolidation

The Company’s consolidated Subsidiaries in which it holds shares at December 31, 2011, 2012 and 2013 are as follows:

Shareholding
percentage (%)

Aeropuerto de Cancún, S. A. de C. V.(*)	100.00%
Aeropuerto de Cozumel, S. A. de C. V.	100.00%
Aeropuerto de Mérida, S. A. de C. V.	100.00%
Aeropuerto de Huatulco, S. A. de C. V.	100.00%
Aeropuerto de Oaxaca, S. A. de C. V.	100.00%
Aeropuerto de Veracruz, S. A. de C. V.	100.00%
Aeropuerto de Villahermosa, S. A. de C. V.	100.00%

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

Shareholding
percentage (%)

Aeropuerto de Tapachula, S. A. de C. V.	100.00%
Aeropuerto de Minatitlán, S. A. de C. V.	100.00%
RH Asur, S. A. de C. V.	100.00%
Servicios Aeroportuarios del Sureste, S. A. de C. V.	100.00%
Caribbean Logistics, S. A. de C. V.	100.00%
Asur FBO, S. A. de C. V.	100.00%
Cancún Airport Services, S. A. de C. V.	100.00%
Cargo RF., S. A. de C. V.	100.00%

(*) Aeropuerto de Cancún, S.A. de C.V. holds a 50% interest in Aerostar, which has been classified as a joint venture.  See Note 10.

(a) Subsidiaries

Subsidiaries are entities (including structured entities) in which the Company holds control of financial and operating policies, generally accompanied by control of more than half of the voting rights.  The Company controls another entity when it is exposed or has rights to variable yields arising from its relationship with the entity and it is able to affect the yields through its control thereon.  The financial statements of the subsidiaries are incorporated in the consolidated financial statements as from the date on which control is first exercised until the date on which it finalizes.

Inter-company transactions, balances, income, and expenses between group companies were eliminated.  Unrealized gains and losses are also eliminated.  The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Company.

(b) Changes in the interests of subsidiaries without loss of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, that is as transactions with shareholders in their capacity as owners.  The difference between the fair value of the consideration paid and the interest acquired in the carrying value of the net assets of the subsidiary is recorded in stockholders’ equity.  Gains or losses on the sale of non-controlling interests are also recorded in stockholders’ equity.

(c) Disposal of subsidiaries

When the Group loses control over one entity, any retained interest in the entity is measured at fair value, recognizing the effect in income.  Subsequently, the fair value is the initial carrying amount for the purpose of determining the retained interest as an associate, joint venture or financial asset, as appropriate.  Additionally, the amounts previously recognized in other comprehensive income relating to those entities are canceled as though the Group had directly disposed of the related assets or liabilities.  This means that the amounts previously recognized in other comprehensive income are reclassified to income for the period.

(d) Investment in joint ventures is accounted for under the equity method

ASUR applied the guidance under IFRS 11 to the agreement entered into with Highstar for the operation of the Puerto Rico SJU Airport through Aerostar as of the initial operation date of February 27, 2013. Under IFRS 11 “Joint arrangements” operations are classified as joint operations or joint ventures

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

depending on the contractual rights and obligations of each investor.  ASUR has evaluated the nature of its operations and has determined that it is a joint business. Joint businesses are consolidated by the equity method.

Under the equity method, the interest in the joint business is recognized initially at cost and it is subsequently adjusted to recognize the Group’s interest in the earnings after the acquisition, or losses and movements in other comprehensive income. When the Group’s interest in the losses of a joint business is the same as or higher than its interest in said business (which includes all long-term interest that forms part of the net investment of the Group in the joint business), the Group does not recognize additional losses, unless it has incurred obligations or made payments on behalf of the joint business.

Unrealized gains from transactions carried out between the Group and the joint business are eliminated based on the percentage of the Group’s interest in the joint businesses. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment in the transferred assets. The accounting policies for joint businesses have been changed when deemed necessary to guarantee adherence with the policies adopted by the Group. The change in the accounting policies had no effects on prior years’ income because the standard came into force in January 1, 2013 and the agreement became effective on February 27, 2013.

3.3) Translation of foreign currencies

Functional currency and reporting currency

Items included in the financial statements of each of the companies of the Group are measured in the currency of the primary economic environment in which the entity operates, i.e., its “functional currency” which is also the reporting currency. The consolidated financial statements are presented in (thousands of Mexican pesos), which is the Group’s reporting currency.

3.3.1) Foreign Operations

The result and financial position of the Company’s joint venture (whose currency is not that of a hyperinflationary economy), which has a functional currency different from the reporting currency, are translated into the reporting currency as follows:

(i) The assets and liabilities recognized in the balance sheet are translated at the exchange rate on the balance sheet date.

(ii) The stockholders equity in the balance sheet is translated using the historical exchange rates.

(iii) Income and expenses recognized in the statement of income are translated at the average exchange rate for each year (unless that average is not a reasonable approximation of the effect of translating the results derived from the exchange rates prevailing at transaction dates, in which case the Company uses the respective rates).

(iv) The resulting exchange differences are recognized within other comprehensive income.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

3.3.2) Transactions in foreign currency and results from exchange fluctuations

Operations carried out in foreign currency are recorded in the functional currency applying the exchange rates in effect at the transaction date or the exchange rate at the date of the valuation when the items are revalued.

Exchange differences arising from fluctuations in the exchange rates between the transactions and settlement dates, or the balance sheet date, are recognized in profit and loss.

3.4) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid investments with low risk of changes in value with original maturities of three months or less.  As of December 31, 2012 and 2013, cash and cash equivalents consisted primarily of bank deposits and investment bonds issued by the Mexican federal government.

3.5) Financial assets

3.5.1. Classification and measurement

Upon their initial recognition, the Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and accounts receivables.  The classification depends on the purpose for which the asset was acquired.

i.               Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss, if it is classified as held for trading or is designated as such on initial recognition.  A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short term.  The assets in this category are valued at fair value and the respective changes are recognized in income.  Derivative financial instruments are also classified as held for trading, unless they are designated as hedges.

ii.           Loans and accounts receivable

Loans and accounts receivable are initially recognized at fair value plus transaction costs and are subsequently stated at amortized cost using the effective interest method less a provision for impairment.  In practice, it is usually recognized at invoice amount, adjusted for estimated impairment of the account receivable. These items are shown under current assets, except for items with maturities over 12 months, which are classified as non-current assets.

3.5.2. Impairment of financial assets

The allowance for impairment of accounts receivable is established when there is objective evidence that the Company may not recover amounts receivable according to the original terms of the receivables.  The Company analyzes the financial position of its debtors, delinquencies in its portfolio, and other factors to determine the amount of the estimated impairment.  The amount of the provision is the difference between the carrying value of an asset and the present value of estimated future cash flows, discounted at the effective interest rate.  The carrying amount of the asset is reduced through the use of a reserve for uncollectable accounts and the amount of the loss is recognized in the consolidated profit or loss.  When an account receivable is considered uncollectible, it is canceled against the allowance for doubtful

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

accounts.  Subsequent recoveries of amounts previously written off are credited to the consolidated income statement.

3.6) Leasing

3.6.1. As lessor

The leasing of terminal space made by the Company in its capacity as lessor at the terminals is documented by contracts with either fixed income or monthly fees based on the amount of the greater of a minimum monthly fee or a percentage of the lessee´s monthly revenue.

Since the leased assets are part of the concession assets and thus do not belong to the Company, there is no transfer of the risks and rewards of ownership and therefore are classified as operating leases.

Revenues from operating leases are recognized as non-aeronautical revenues on a straight line basis over the lease term.

3.6.2. As lessee

The leases in which a significant portion of the risk and rewards related to ownership are retained by the lessor are classified as operating leases.  The payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income based on the straight-line method over the lease term.

3.7) Land, furniture and equipment

Furniture and equipment are recorded at cost less accumulated depreciation and impairment loss.  The cost includes expenses directly attributable to the acquisition of those assets and all costs associated with placing the assets in the location and in the condition necessary for them to operate as intended by management.

Land is recorded at cost and it is not depreciated.  Depreciation of other items of plant and equipment is calculated on the straight-line method based on the residual values over their estimated useful lives.  The useful lives from the date of acquisition are 10 years.

The residual values, useful life and depreciation method are reviewed and adjusted, if necessary, on an annual basis.

3.8) Intangible assets

3.8.1) Concessions

Rights to use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired from Cancun Air, Dicas and Aeropremier.

Amortization is computed using the straight-line method over the estimated useful life of the concessions, which is 35 years as of December 31, 2013.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

3.8.2) Basic terms and conditions of the concessions

The basic terms and conditions of each concession are the following:

a)           The concession holder must undertake the construction, improvement and maintenance of the facilities in accordance with its Master Development Plan and is required to update the plan every five years. See Note 21.

b)           The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable laws and regulations, and is subject to statutory oversight by the Ministry of Communications and Transportation.

c)            The concession holder shall pay a right of use of the assets under concession (DUAC, for its initials in Spanish) (currently 5% of the gross income of the concession holder, resulting from the use of public assets in accordance with the terms of the concessions) as required by the applicable law. DUAC is presented in the consolidated statement of income under “Cost of aeronautical services”.  See Note 17.

d)           Fuel services and fuel supply are to be provided by the Mexican Airport and Auxiliary Services Agency, a Decentralized Public Entity.

e)            The concession holder must grant access to and the use of specific areas of the airport to government agencies to perform their activities inside the airports.

f)             The concession may be terminated if the concession holder fails to comply with certain of the obligations imposed by the concession as established in Article 27 or for the reasons specified in Article 26 of the Airport Law.

g)            Revenues resulting from the concession are regulated and subject to a review process.

h)           The terms and conditions of the regulations governing the operations of the Company may be modified by the Ministry of Communications and Transportation.

The concessions are within the scope of IFRIC 12, the respective assets may be classified as:

•       Financial assets: When the granting entity establishes an unconditional right to receive cash flows or other financial assets regardless of the use of public services by users.

•       Intangible assets: Only when the relevant contracts do not establish a contractual right to receive cash flows or other financial assets from the grantor, regardless of the use of public services by users. The   airport concessions have been considered within the scope of IFRIC 12 and have been classified as an intangible asset since they  meet the above requirements and they have not been recognized as financial assets.

3.8.3) Licenses and commercial direct operation (ODC for its acronym in Spanish)

These items are recognized at their cost less the accrued amortization and any recognized impairment losses.  They are amortized on a straight line basis using their estimated useful life, determined based on the expected future economic benefits, and are subject to testing when indication of impairment is identified.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

The estimated useful lives at December 31, 2013 are as follows:

Licenses	35 years
ODC	35 years

3.9) Impairment of long term non-financial assets

The long term non-financial assets subject to amortization or depreciation are subject to impairment tests when events or circumstances arise that indicate that their book value might not be recovered. Impairment losses correspond to the amounts where the book value of the asset exceeds their recoverable amount.  The recoverable amount of assets is the higher of the fair value of the asset less the costs incurred for its sale and value in use.  For impairment assessment purposes, assets are grouped at the lowest levels at which they generate identifiable cash flows.  Non-financial assets are assessed at every reporting date in order to identify potential reversals of such impairment.  At December 31, 2012 and 2013, Management has not identified events or circumstances that indicate that the book value might not be recovered.

3.10) Accounts payable

Accounts payable are liabilities with creditors for purchases of goods or services acquired during the regular course of the Group’s operations. When payment is expected over a period of one year or less from the closing date, they are presented under current liabilities. If the foregoing is not complied with, they are presented under non-current liabilities.

Accounts payable are initially recognized at their fair value and are subsequently measured at amortized cost using the effective interest method.

3.11) Bank loans

Loans from financial institutions are initially recognized at their fair value, net of transaction costs.  Those funds are subsequently recorded at their amortized cost; any difference between the funds received (net of transaction costs) and the redemption value is recognized in the statement of income during the funding period using the effective interest method.

3.12) Derecognition of financial liabilities

The Company derecognized its financial liabilities if, and only if, the obligations of the Company are met, are cancelled or if they expire.

3.13) Liability provisions

Provisions are recognized as a consequence of a past event, when the Company has a present, legal or assumed obligation, whose settlement requires an outflow of resources that is considered probable and that can be estimated in a reliable manner.

The provisions for contractual obligations derived from the concession agreement required to cover runway surface replacement costs are measured at the present value of the expected expenses that are required to settle the liability, using a discount rate that reflects the current considerations of the value of money over time and the specific risks of the obligation.  The increase of the provision due to the passage of time is recognized as a financial cost.  At December 31, 2012 and 2013, there are no significant provisions related to this item.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

By definition, the resulting accounting estimates are very seldom equal to their actual results. These provisions are recorded utilizing the best estimate made by Management.

3.14) Deferred income tax (ISR), deferred flat tax (IETU) and tax on dividends

The expense for income taxes includes both the current tax and deferred taxes.  Tax is recognized in the statement of income, except when it relates to items recognized directly in other comprehensive income or in stockholders’ equity in which case, the tax is also recognized in other comprehensive income items or directly in stockholders’ equity.

Deferred income tax (ISR) (and deferred flat tax (IETU) recorded until December 31, 2012, as a result of the tax reform) were recorded based on the comprehensive method of liabilities, which consists of recognizing deferred taxes on all temporary differences between the book and tax values of assets and liabilities to be materialized in the future at the enacted or substantially enacted tax rates  in effect at the consolidated financial statement date. See Note 19.

Deferred income tax assets are only recognized if future tax profits are expected to be incurred against which temporary differences can be offset.

Deferred income tax assets and liabilities are offset when there is a legal right for each entity to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities relate to the same tax authorities.

The charge for income taxes incurred is computed based on tax laws approved in Mexico at the date of the consolidated statement of financial position.

Current income tax is made up of income tax and the flat tax, which are recorded under income for the year in which they are incurred.  The tax incurred in the period is the higher of income tax or the flat tax.  The tax is based on taxable income and cash flows for the year, respectively.

As of January 1, 2014, the Flat Tax  Law was repealed, and as a result, the Company canceled the remaining balance of  deferred IETU tax liability of its subsidiaries at December 31, 2013 which had been recording deferred taxes on this basis. Based on the Company’s financial and tax projections, it was estimated that the Group companies will be subject to  ISR  in  future periods, except for  Aeropuerto de Minatitlán, S. A. de C. V., Aeropuerto de Tapachula, S. A. de C. V., y Aeropuerto de Huatulco, S. A. de C. V.

In order to determine ISR, the income tax rate for 2013 was 30% and it will remain the same for 2014 and beyond.

Until December 31, 2013, the flat tax was computed applying the rate of 17.5% to a computed profit based on cash flows determined by reducing authorized deductions from total income earned from taxable operations.  The foregoing result can be reduced with flat tax credits, as established by the applicable laws.  The effect of the change in the rate for the temporary differences has been recognized in prior periods.

As of January 1, 2014, the Flat Tax  Law was repealed.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

3.15) Employee benefits

a)           Benefits due to termination of the labor relationship for causes other than restructuring (legal settlements due to termination of the labor relationship, seniority premiums or voluntary separation), are recorded based on actuarial studies performed by independent third parties based on IAS 19 “Employee Benefits” utilizing the projected unit credit method which incorporates certain assumptions.  The charges to profit and loss for the periods ended on December 31, 2011, 2012 and 2013 was of $788, $810 and $928, respectively.

The gains and losses arising from adjustments for experience and changes in actuarial assumptions are charged or credited to equity under other comprehensive income in the period in which they arise.

The cost of past services is recognized immediately in profit and loss.

b)           Short term benefits (wages, overtime, holidays, paid leaves of absence) are recognized as expenses as services are provided.

c)            Employees’ profit sharing.

The Company recognizes a liability and an expense for employees’ profit sharing based on a computation that considers the tax earnings after certain adjustments.  The Company recognizes a provision when it is legally required to make the payment.

3.16) Stockholders’ equity

Capital stock, capital reserves and retained earnings are expressed at their historical cost.  The capital reserves consist of the legal reserve, the reserve to repurchase own shares, the reserve for actuarial gains and losses, and the reserve to reflect the effect of translating foreign currency.

3.17) Revenue recognition

Revenue comprises the fair value of the consideration received or to be received for the services provided mainly during the ordinary course of the Company’s operations.  Revenue is presented net of value added tax and discounts, as well as of the elimination of revenue for services provided among subsidiaries of the Company, if applicable.

The Group recognizes revenue when the amount can be reliably valued, it is probable that future economic benefits will flow to the entity and specific criteria are met for each type of service.

Revenue is derived from aeronautical services (which are generally related to the use of airport infrastructure by airlines and passengers), non-aeronautical services and construction services.

3.17.1 Aeronautical services

Revenue for aeronautical services consists of a fare charged to the passenger for each departure (excluding diplomats, infants and passengers in transfer and in transit), a fare for landing based on the average between the maximum takeoff weight and the weight denominated zero fuel of the aircraft at the time of arrival, charges for parking aircrafts based on the amount of time that an aircraft spends on the ground and the arrival time, fares for the use of mechanical boarders that connect the aircraft with the

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

terminal, and based on the arrival time and security service fees of the airport for each departing passenger. Revenue from aeronautical services is recognized when passengers board the departing aircrafts at the Company’s Airports, after landings, and as the services are provided, as the case may be.

3.17.2 Non-aeronautical services

Revenues resulting from non-aeronautical services mainly result from the lease of space at airport terminals, access fees charged to third parties that provide luggage and cargo handling services, food and other airport services and other sundry revenue, which are recognized as earned.

3.17.3 Construction services

The Company, as operator of nine airport concessions, is required to make improvements to the assets under concession, such as construction or enhancement services.  As a result of the foregoing, the Company recognizes revenue from construction services and expenses related to those services according to the percentage of completion method. Since the Company hires third party vendors to provide construction services, the revenue related to those services is equal to the fair value of the services received.

3.17.4 Airports Law and Regulations thereto

Under the Airports Law and Regulations thereto, Company income is classified as Airport Services, Complementary Airport Services and Commercial Services. Airport Services mainly consist of the use of runways, taxiways and platforms for landings and departures, parking for aircrafts, use of mechanical boarders, security services, hangars, car parking, as well as the general use of the terminals and other infrastructure by the aircrafts, passengers and cargo, including the rent of space that is essential for the operation of airlines and suppliers of complementary services.  Complementary Services consist mainly of ramp services and handling of luggage and cargo, food services, maintenance and repair and related activities that provide support to the airlines.  Revenues from access fees charged to third parties that provide complementary services are classified as Airport Services.

Commercial Services consist of services that are not considered essential for an airport’s operation, such as the rent of spaces to businesses, restaurants and banks.  Access fees and income from other services are recognized as services are rendered.

Note 16 discloses income using the classification established in the Airports Law and Regulations thereto.

3.18) Basic and diluted earnings per share

Basic earnings per share were computed by dividing income available to the stockholders by the weighted average number of shares outstanding in 2011, 2012 and 2013.  The number of shares outstanding for the periods from January 1 to December 31, 2011, 2012 and 2013 was 300 million.  The basic earnings share for the year ended as of December 31, 2011, 2012 and 2013 are expressed in pesos.  As of December 31, 2011, 2012 and 2013, there were no outstanding dilutive instruments.

3.19) Financial reporting by segments

The segment financial information is presented in a manner that is consistent with the internal reporting provided to the Directors in charge of making operational decisions, allocating resources and assessing the performance of the operating segments.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

The Company determines and evaluates the performance of its airports on an individual basis,  after allocating  personnel costs and other costs of services, which are incurred by an  ASUR subsidiary which  hires some of the Company’s employees.  The performance of these services is determined and assessed separately by Management. All the airports provide substantially the same services to their clients.  Note 22 includes the financial information related to the Company’s different segments, which includes the Cancun airport and subsidiaries (Cancún), the Villahermosa airport, the Merida airport and Servicios. The financial information of the remaining six airports, of RH Asur, S. A. de C. V. and of the holding Company (including the investment of ASUR in its subsidiaries) has been grouped and is included in the “Others” column.  The elimination of the investment of ASUR in its subsidiaries is included in the “Consolidation Adjustments” column.

These segments are managed independently since the performance of Servicios is determined and assessed separately by Management.  Resources are assigned to the segments based on the significance of each one to the Company’s operations. Transactions among operating segments are recorded at their fair value.

Note 4 - Financial risk management:

The Company is exposed to financial risks that result from changes in interest rates, foreign exchange rates, price risk, liquidity risk and credit risk.  The Company controls and maintains the treasury control functions related to transactions and global financial risks through practices approved by its executive board and steering committee.

This note contains information regarding the Company’s exposure to each of the aforementioned risks, and the objectives, policies and procedures to measure and manage risk.

The main risks to which the Company is exposed are:

4.1) Market risk

4.1.1) Interest rate risk

4.1.2) Exchange rate risk

4.1.3) Price risk

4.2) Liquidity risk

4.3) Credit risk - credit quality

4.1) Market risks

4.1.1) Exchange rate risk

The Company has contracted bank loans to partially finance its operations.  These transactions expose the Company to interest risk, with the main exposure to the risk of variable interest rates resulting from changes in the market base rates (banks charge interest based on the Interbank Interest Rate (TIIE, for its acronym in Spanish) plus 1.75% to 2.00%) that are applied to the Company’s bank loans maturing in 2013.

In August and September 2010, the Company entered into three contracts for interest rate swaps to protect against interest rate risk resulting from long-term debt outstanding.  The Company entered into an interest-rate swap agreement with Banco Santander for 250.0 million pesos (nominal), subject to 6.37% TIIE interest.  The Company entered into two contracts for interest-rate swaps with BBVA Bancomer for 250 million pesos (nominal), subject to TIIE interest of 6.33% and another agreement for 100.0 million

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

pesos (nominal), subject to 6.21% TIIE interest.  The different Swaps expired in May 2012.  The Company had no such instruments at December 2012.

As of the issuance of the financial statements in 2012 and 2013, the reference rate used by the Group, i.e., the London Inter Bank Offered  Rate (LIBOR), has remained stable.  If the LIBOR rate increases or decreases by 0.25 percentage points, the effect on the statement of income would be an increase or decrease in income of approximately $6,074.  At December 31, 2013, loans contracted in 2012 are immaterial because the Company is not subject to interest rate risk on those operations.

4.1.2) Exchange rate risk

The Company is exposed to minor risk for changes in the value of the Mexican Peso against the US Dollar. Historically, a significant portion of income generated by the Company (mainly derived from the fees charged to international passengers) are denominated in US Dollars, and despite that, income is invoiced in Pesos at the average exchange rate of the previous month and likewise the cash flows are collected in Pesos.  At December 31, 2012 and 2013, the Company is exposed to exchange rate risk for monetary position, as shown below:

	December 31,
	2012		2013

Monetary position:
Asset	US$	17,740	US$	121,951
Liability	4,113		219,188

	US$	13,627	US$	(97,237)

At December 31, 2013, the exchange rate was $13.0843. If the currency had weakened or strengthened by 9% versus the US dollar, the Company would have incurred a foreign exchange gain (loss) on monetary position at the end of the period of $112,584.

At December 31, 2012, the Company was not exposed to material foreign exchange rate risk.

4.1.3) Price risk

The rate regulation system applicable to the airports of the Group imposes maximum rates for each airport, which should not be exceeded on an annual basis.

The Company monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the established limits.

Concentrations

At December 31, 2011, 2012 and 2013, approximately 70.62%, 71.06% and 71.60%, of income, without including income from construction services, resulted from operations at the International Cancún Airport.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

4.2) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its funding requirements.  The Company’s Management has established policies, procedures and limits of authority that govern the Treasury function.  Treasury is responsible for ensuring liquidity and managing the working capital to ensure payments to suppliers, debt servicing and funding of operating costs and expenses.

The following table presents the analysis of the net financial liabilities of the Group based on the period between the date of the statement of consolidated financial position and the maturity date.  The amounts presented in the table reflect the undiscounted cash flows, including interest.

	Under	Between 3 months	Between 1	Between 2 and
At December 31, 2012	3 months	and one year	and 2 years	5 years

Bank loans and interest	$92,499	$189,113	$33,333	$—
Suppliers	8,694	—	—	—
Accounts payable and accrue expenses	316,751	42,637	151	—

	Under	Between 3 months	Between 1	Between 2 and
At December 31, 2013	3 months	and one year	and 2 years	5 years

Bank loans and interest	$16,694	$25,110	$—	$3,249,881
Suppliers	9,997	—	—	—
Accounts payable and accrued expenses	315,937	19,250	—	—

The following table shows the Company’s short term liquidity as of:

	December 31,
	2012	2013

Current assets	$3,164,783	$2,554,114
Current liabilities	694,980	667,968

Short term position (liquidity)	$2,469,803	$1,886,146

4.3) Credit risk - credit quality

The financial instruments that are potentially subject to credit risks consist mainly of accounts receivable. Income obtained from fares charged to passengers is not guaranteed and therefore the Company faces the risk of not being able to collect the full amounts invoiced in the event of insolvency of its clients, which are the airlines.

In recent years, some airlines have reported substantial losses, and the income resulting from fares imposed to passengers coming from the main client airlines are not all guaranteed through bonds or other types of guarantees.  Therefore, in the event of insolvency of any of the airlines, the Company would have no certainty of recovering the total sum of amounts invoiced to the airlines for passenger fees.  In August 2010, Grupo Mexicana filed for bankruptcy. Grupo Mexicana owes the Company $128.0 million pesos for passenger fees.  As a result of Grupo Mexicana’s bankruptcy, the Company has increased its reserve for uncollectable accounts by $128.0 million pesos.  It is possible that the Company will not collect that amount.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

The Company operates under three methods to collect from Airlines:

a) Credit, mainly offered to airlines with which there is a history of frequent and stable flights, b) Advances, from airlines with reasonably stable flights or that are in the exploration stage of routes or destinations, and c) Cash, mainly offered  for Charter flights and airlines with new flights.

With this segregation, the Company reduces its collection risk since the airlines that operate under methods b) and c) do not generate accounts receivable.

Cash and cash equivalents are not subject to credit risks since the amounts are kept at financial institutions of good standing, and investments are subject to lower significant risk as they are being backed by the Mexican Federal Government or institutions with AAA high market ratings.

4.4) Capital management

The objective of Management is to safeguard the Group’s ability to continue operating as a going concern in order to provide returns for stockholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Those operations are monitored quarterly by a Financial Risk Analysis Committee that reports to the ASUR Board of Directors.

4.5) Fair value

Financial instruments at fair value, presented by levels, in accordance with the valuation method used are included in levels 1 and 2.

At December 31, 2012 and 2013, the Company has no financial instruments carried at fair value.

The different levels have been defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for instruments, identical or similar, in non-active markets and valuations through models where all significant data are observable in the active markets.

Level 3: Asset or liability input that is not based on observable market data (i.e., non-observable).

The fair value of financial instruments traded in active markets is based on market prices quoted at the balance sheet closing date.  A market is considered active if quotation prices are clearly and regularly available through a stock exchange, trader, dealer, industry group, price fixing services, or regulatory agency, and those prices reflect regularly and on current bases the market transactions under independent conditions.  The quoted price used for the financial assets held by ASUR is the current offer price.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

Note 5 - Critical accounting judgments and key sources of estimation uncertainty:

In applying the Company’s accounting policies, which are described below, Company Management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities.  Estimates and assumptions are based on historical experience and other factors considered relevant.  Actual results could differ from those estimates.

Critical accounting judgments

Significant information on assumptions, critical judgments and uncertainty estimations recognized in the consolidated financial statements are as follows:

5.1 Revenue

5.2 Assets and liabilities for deferred taxes

5.3. Reserve for doubtful accounts

5.1 Revenue

Management monitors and adjusts its revenue on a regular basis so that it does not exceed the maximum rate limits. Refer to Note 4.1.3.

5.2 Assets and liabilities for deferred taxes

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement basis  and the tax bases of assets and liabilities.  In order to determine the basis of deferred income tax, taxable income projections are prepared to evaluate whether the legal entity will be subject to income tax or flat tax.

The determination of the income tax or flat tax provision requires calculations and interpretation and application of complex tax laws. Those calculations are used to assess the period and method of recovery of favorable tax balances.

Management has determined deferred taxes based on approved tax rates that are in line with its expectation of the form of realization of such items.  See Note 3.14.  Management’s expectation could be affected by the main detailed items described in Note 19.

5.3 Reserve for doubtful accounts

The Company carries out constant evaluations of the credits made to its clients and adjusts the credit limits based on the payment history of client as well as on the credit’s current value.  It continuously monitors collections and payments of its clients, thus preventing estimated credit losses based on its experience and losses from collection to the client that has been identified.  Although those credit losses have been historically within expectations, as well as within the reserve created to prevent them, it cannot be guaranteed that the Company will continue experiencing the same credit losses that it had in the past.  See Note 3.5.2.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

Note 6 - Cash and cash equivalents:

	December 31,
	2012	2013

Cash and cash held at banks	$1,180,814	$746,723
Short term investments	1,084,613	512,839

	$2,265,427	$1,259,562

Note 7 - Accounts receivable:

	December 31,
	2012	2013

Clients	$583,101	$609,107
Less: impairment provision	(138,863)	(141,697)

Current portion of accounts receivable	444,238	467,410

Long term accounts receivable from joint ventures (Notes 10 and 20)		1,348,555

Total accounts receivable	$444,238	$1,815,965

The expectation for collection of the short-term account receivable is one month in relation to the reporting date.

The fair value of loans contracted with related parties is $1,181,384. The fair value of loans made to related parties is based on discounted cash flows using a reference rate for similar loans.  The interest rate is incorporated to the Group’s credit risk and the fair value is within hierarchy level 2 for its determination.

The fair value of the current portion of accounts receivable at December 31, 2012 and 2013 is similar to its book value.

Accounts receivable are comprised mainly of airport use fees (TUA for its acronym in Spanish) paid by passengers (other than diplomats, infants and passengers in transit) who travel using the airport terminals operated by the Company. The balance at December 31, 2012 and 2013 amounted to $464,806 and $451,954, respectively.

At December 31, 2013, the total balance of unimpaired past due accounts receivable was $40,009 ($44,400 at December 31, 2012).  These accounts relate to a number of independent clients that do not have a recent history of non-compliance.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

The maturity analysis of past due receivables is as follows:

	December 31,
	2012	2013

Three months	$16,638	$19,519
From three to six months	560	144

	$17,198	$19,663

The movements in the impairment provision are as follows:

Provision for doubtful accounts at December 31, 2011	$131,106
Increase of the provision during the period	8,428
Bad debt write-offs	(671)

Reserve for doubtful accounts at December 31, 2012	138,863
Increase of the provision during the period	2,834

Balance at December 31, 2013	$141,697

The integration of the provision for impairment of accounts receivable has been recorded in income under cost of services, and the amounts charged to the provision are written off from accounts receivable when recovery is not expected.

Note 8 - Land, furniture and equipment:

At December 31, 2012 and 2013, the land furniture and equipment are made up as follows:

			Disposals			Disposals
	1/1/2012	Additions	transfers	12/31/2012	Additions	transfers	12/31/2013

Land	$293,726	$8,324		$302,050			$302,050
Furniture & equipment	36,024	2,460	$(245)	38,239	$10,591	$(386)	48,444
Accumulated depreciation	(23,246)	(2,409)		(25,655)	(3,153)	386	(28,422)

	$306,504	$8,375	$(245)	$314,634	$7,438	$0	$322,072

The depreciation expense in 2013 was of $3,153 ($2,196 and $2,409 in 2011 and 2012, respectively) and has been charged to administration expense.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

Note 9 - Intangible assets, airport concessions - Net:

Following are the movements of intangible assets of airport concessions in the periods presented in the financial statements:

			Disposals			Disposals
	12/31/2011	Additions	transfers	12/31/2012	Additions	transfers	12/31/2013

Concessions	$20,569,345	$596,587	$(29)	$21,165,903	$556,233	$0	$21,722,136
Licenses and ODC	110,761	16,448		127,209	27,424		154,633
Accumulated amortization	(5,256,398)	(406,893)		(5,663,291)	(422,682)		(6,085,973)

	$15,423,708	$206,142	$(29)	$15,629,821	$160,975	$0	$15,790,796

The expense for amortization of Concessions in the amount of $412,318 ($378,318 and $396,870  in 2011 and 2012, respectively) has been charged to the cost of aeronautical and non-aeronautical services.

The expense for amortization of Licenses and ODC in the amount of $10,709 ($7,025 and $10,023 in 2011 and 2012, respectively) has been charged to administration expense.

Note 10 - Investment in joint ventures accounted for under the equity method:

Operational background

The Company participated in a bidding process through its subsidiary, Aeropuerto de Cancún, S.A. de C.V. (Cancún) for a long-term lease agreement to operate and administer the SJU Airport located in San Juan de Puerto Rico.

The investment between Highstar Capital IV (Highstar) and Cancún, created Aerostar Airport Holdings, LLC (Aerostar). It was determined that operations of Aerostar constitute a Joint Venture.  Aerostar signed a 40-year lease agreement to operate the SJU Airport.  As part of the bidding terms, Aerostar made an initial payment of approximately USD$615 million to the Puerto Rico authorities.  A portion of that payment covered a private placement of bonds in the amount of USD$350 million.

Nature of the investment in the Joint Business

Aerostar Airport Holdings, LLC (the Company) is a limited liability company incorporated under the laws of Puerto Rico.  It is mainly engaged in operating the facilities of the Luis Muñoz Marín International Airport (“SJU”). Aeropuerto de Cancún, S.A. de C.V., Highstar Aerostar Prism/IV-A, L.P, and Highstar Capital IV, L.P. (the Members)  hold 50%, 29.50%  and 20.50%,  respectively, in the ownership interest of Aerostar. Given that Aerostar is a joint business and not a subsidiary, its assets or liabilities are not consolidated in the Company’s financial statements.

Contingencies and commitments related to the joint business

Commitments

Aerostar carried out a private bond placement for a total of USD$350 million based on the following conditions:

Term:	22 years with an average life of 15.7 years
Quoted yield	2.39%
Loan Spread (bps)	+336
Coupon	5.75%

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

As part of its commitments, Aerostar has agreed to finance and complete certain capital projects related to SJU.  Some of those projects must be completed by Aerostar in no more than 18 months, while other projects involve no time restrictions, as long as they are completed any time during the term of the lease.   To the extent that the projects in question are developed, they must be recorded as expenses incurred or capitalized and must be depreciated depending on their nature, as established in Aerostar accounting policies. Capital investment projects must be capitalized as part of an intangible asset and must be depreciated over their useful lives or over the term of the contract, the shorter of the two.  Some projects were not included in the original obligations assumed due to the uncertainty of several factors, the variability of future costs and the long period of time over which said commitments will be met.

As of March 22, 2013, Aerostar has access to a credit facility for capital investment expenditures in the amount of USD$50 million, of which USD$20 million were drawn down on February 19, 2014.   It also has a secured revolving loan of USD$10 million, which has not been drawn upon to date.

At December 31, 2013, Aerostar carried out projects for a total of $332,123, and an investment in capitalizable projects of $552,070 in relation to the commitments required under the agreement to lease SJU.

Aerostar records and reports its financial information based on US GAAP and in US dollars.   In order to recognize the equity method for the joint business in ASUR, a US GAAP to IFRS reconciliation was prepared and then a conversion is made to Mexican pesos.  The exchange rate used at year end was $13.08.  The following depicts condensed financial information of Aerostar and the US GAAP to IFRS reconciliation, which is used as the basis for the recognition of ASUR’s 50% equity method investment.

CONDENSED BALANCE SHEET

As of December 31, 2013

(Thousands of Mexican pesos)

IFRS

Cash and cash equivalents (*)	$366,805
Other current assets	240,320

Current assets	607,125

Financial liabilities	(119,661)
Other current liabilities	(352,730)

Current liabilities	(472,391)

Working capital	134,734

Fixed assets	62,046
Intangible assets - Long-term lease agreement - Net	8,543,563
Other non-current assets	47,330
Other long-term liabilities	(119,324)
Bank loans	(4,487,897)
Loan payable to ASUR	(1,348,555)
Deferred taxes - Net	(29,985)

Stockholders’ equity	$2,801,912

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

CONDENSED STATEMENT OF COMPREHENSIVE LOSS

Period from February 27 to December 31, 2013

(Thousands of Mexican pesos)

IFRS

Total income (*)	$1,197,390
Operating costs and expenses (**)	(1,180,100)
Comprehensive financing loss - Net	(270,307)
Contingencies	1,767
Deferred income taxes	(35,654)

Net loss for the period	(286,904)

Effect for foreign currency conversion	72,815

Comprehensive loss	$(214,089)

(*)           Cash and cash equivalents include $81,316, which corresponds to the amount received by Aerostar for “Passenger Facility Charges (PFC)”, and its use is restricted to fund investments in SJU’s  infrastructure authorized by the FAA.  Under IFRS, PFC income is shown in the total income line, while under US GAAP it is shown in the other income line.

As specified in Note 1, the joint venture started operating on February 27, 2013, and therefore, the 2013 statement of income amounts above only reflect operations for 10 months.

(**)    Operating costs and expenses incurred in the 10-month period include $324,551 (USD$25,475) for start-up costs and expenses, such as competitive bidding expenses and other one-time payments.

The Aerostar business cycle is subject to seasonal fluctuations.  In general, demand increases in the summer months and in the winter holiday season.

The  reconciliation of US GAAP to IFRS amounts is as follows:

	Stockholders’	Loss for	Comprehensive
	equity	the period	Loss

Balance at December 31, 2013 under US GAAP	$2,831,341	$(257,623)	$(184,660)

Reconciliation adjustments:

Maintenance provision	(28,851)	(28,851)	(28,851)

Other	(578)	(430)	(578)

Balance at December 31, 2013 under IFRS	$2,801,912	$(286,904)	$(214,089)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

Reconciliation of condensed financial information

2013

Beginning balance at January 1, 2013	—
Initial capital contribution to Aerostar	$3,016,003
Net loss for the period	(286,904)
Other comprehensive income	72,815

Net assets at period closing	2,801,914

Equity percentage in joint business	50%

Carrying value at December 31, 2013	$1,400,957

Net loss for the year	$(286,904)

Equity percentage in joint venture	50%

Equity method earnings for the period	$143,452

Note 11 - Accounts payable and accrued expenses:

At December 31, 2012 and 2013, the balances are as follows:

	December 31,
	2012	2013

Suppliers	$8,694	$9,997
Taxes payable	68,147	85,787
Use rights of assets under concession	57,649	56,465
Accounts payable to related parties (Note 20)	36,082	41,044
Salaries payable	35,421	12,325
Sundry creditors for services provided	64,077	114,476
Accounts payable to contractors	98,163	15,093

Total	$368,233	$335,187

Note 12 - Financial Instruments by category:

The carrying values of financial instruments per category correspond to the classification of loans and accounts receivable, except for derivative financial instruments measured at fair value through profit or loss that the Company recorded until May 2012.  See Note 14.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

Note 13 - Bank loans:

At December 31, 2012, the Company has used the total amount of these credit lines, as shown below:

	Credit line	Principal	Commissions and	Term		Fair
Bank	used	amortization	interest - Net	Short	Long	value

BBVA Bancomer, S. A.(a)	$350,000	$(262,494)	$(1,449)	$86,057		$87,633
Banco Nacional de México, S. A. (b) (c)	620,000	(391,112)		195,555	$33,333	230,626

	$970,000	$(653,606)	$(1,449)	$281,612	$33,333	$318,259

At December 31, 2013, the Company has used the total amount of these credit lines, as shown below:

	Credit line	Principal	Commissions and	Term		Fair
Bank	used	amortization	interest - Net	Short	Long	value

BBVA Bancomer, S. A. (*)	$1,756,562	$(350,000)	$5,522	$12,555	$1,399,529	$1,309,461
Bank of America N.A (*)	1,406,562	0	5,522	12,555	1,399,529	1,309,461
Banco Nacional de México, S. A.	2,597,264	(2,580,596)	26	16,694		16,694

	$5,760,388	$(2,930,596)	$11,070	$41,804	$2,799,058	$2,635,616

(*)       The variables used to determine the fair values of loans are:

6-month LIBOR curve

LIBOR discount curve

Credit risk of PIP credit curves

Additionally, the calculation is prepared on the basis of a Bloomberg LIBOR discount rate, with the fair value at hierarchy level 2.

On February 15, 2013, Aeropuerto de Cancún, S. A. de C. V. entered into a loan with BBVA Bancomer and Merrill Lynch  in the amount of $2,745,529  (USD $215 million). The term of the loan is five years and it is payable in four installments, the first on February 15, 2016, the second on August 15, 2016 , the third on February 15, 2017 and the fourth on August 15, 2017 , equivalent to 2.5 % of the total amount of the loan and a final payment of the remaining amount due at maturity, i.e., February 15, 2018 . The loan is denominated in U.S. dollars and subject to LIBOR plus 1.99%. The loan can be used for general corporate purposes and it has been used to finance the subordinated loan capital and our contributions to Aerostar.

In August 2010,  Aeropuerto de Cancún, S. A. de C. V. (Aeropuerto de Cancún) signed two straight loan opening agreements that consisted of a credit facility with BBVA Bancomer S. A. of $350,000 (a) and a credit facility with Banco Nacional de México, S. A. of $570,000, (b) respectively, payable in three years through nine amortizations of the principal denominated in pesos and subject to regular interest at 28-day TIIE, respectively, plus 1.5 percentage points, maturing in August 2013.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

In September 2011, Subsidiary Aeropuerto de Veracruz, S. A. de C. V. (Aeropuerto de Veracruz) signed a straight loan opening agreement that consisted of a credit facility with Banco Nacional de México, S. A. of $50,000, (c) payable in three years through nine amortizations of the principal denominated in pesos and subject to regular interest at 28-day TIIE, plus 0.75 percentage points.

The resources of these credit facilities may be used for general corporate purposes and to finance capital expenses related to the MDP. In 2012 and 2013, the Company made capital expenses of $381,109 and $2,271,438, respectively.

Financial obligations

As part of the terms under the loan made by BBVA Bancomer and Merrill Lynch, the Company and its subsidiaries are required to keep a consolidated leverage level equal to or below 3.50:1.00 and a consolidated interest hedging index equal to or below 3.00:1.00 on the last day of each tax quarter.  In the event of breach of the foregoing, the loan limits our capacity to pay dividends to our shareholders.  Additionally, in the event of breach, all amounts owed under the loan may be claimed and must be payable immediately.

During the term of the loan made by BBVA Bancomer and Merrill Lynch, the Company and its subsidiaries are not authorized to place a lien over any of the properties, or sell any assets, equivalent to more than 10% of the total assets consolidated in the most recent tax quarter prior to the sale and make any fundamental changes to the corporate structure.

The credit lines of Banco Nacional de México, S. A. require that the Company and subsidiaries maintain: a) an index of consolidated debt of earnings in the operation before financing, taxes, depreciation and amortization (UAFIRDA for its acronym in Spanish) equal to or lower than 2.0 times  1.0; b) consolidated stockholders’ equity equal to or higher than 50% of stockholders’ equity at August 31, 2013 and December 31, 2012, respectively, and c) an UAFIRDA index of gross consolidated financial expenses equal to or higher than 5.0 times of 1.0.

BBVA Bancomer, S. A. credit line requires the Company and its subsidiaries to maintain the following: a) a short-term current asset to current liabilities ratio not below 1.25 to 1.0; b) a ratio of total liabilities to stockholder’s equity no higher than 1.0 to 1.0, and c) a minimum ratio for financial expenses to UAFIRDA of 2.5 to 1.0.

The Company is in compliance with the financial obligations and clauses of all loans at December 31, 2012 and 2013.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

Note 14 - Derivative instruments:

In order to reduce the risk of adverse movements attributable to the profile of the interest rates contracted for bank loans, in prior years,  the Company has entered into interest rate SWAPS agreements.

The following table presents our current contracts for interest rate swaps maturing in May 2012:

	Notional
	amount at			Rates
	Contract	Date		Variable
Institution	Date	Beginning	Maturity	(TIIE)	Fixed
Banco Santander, S. A.	$250,000	Aug-31-09	May-14-12	4.89%	6.37%
BBVA Bancomer, S. A.	250,000	Aug-18-09	May-21-12	4.90%	6.33%
BBVA Bancomer, S. A.	100,000	Jul-31-09	May-25-12	4.80%	6.21%

	$600,000

Note 15 - Stockholders’ Equity:

At December 31, 2013, the minimum fixed capital with no withdrawal rights is of  $1,000 and the variable portion is of $7,766,276, (nominal figure) comprised of 300,000,000 common, nominative Class I shares no par value, wholly subscribed and paid in.  The variable portion of capital stock is comprised of Class II common, nominative shares.  At December 31, 2013, no Class II shares have been issued. Both classes of shares will have the characteristics determined at the Shareholders’ meeting where issuance is approved and they are integrated as follows:

Shares	Description	Amount

277,050,000	Series B	$7,173,079
22,950,000	Series BB	594,197

300,000,000	Capital stock at December 31, 2013	$7,767,276

Legal reserve

ASUR is legally required to allocate at least 5% of its unconsolidated annual net income to a legal reserve fund.  This allocation must continue until the reserve is equal to 20% of the issued and outstanding capital stock of the Company.  Mexican corporations may only pay dividends on retained earnings after the reserve fund for the year has been set up.

Reserve for acquisition of shares

The reserve for acquisition of shares represents the reservation authorized by the Stockholders for the Company to purchase its own shares subject to certain criteria set forth in the bylaws and the Securities Market Law. At December 31, 2013, the reserve for repurchase of shares totals $1,952,201.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

Dividends

At the December 19, 2013 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends of  $1,320,000 (nominal), which gave rise to ISR of $287,148 because a portion of said dividends were not paid from the CUFIN.

At the April 25, 2013 General Ordinary meeting, the Company’s stockholders agreed to pay dividends of  $1,200,000 (nominal), which gave rise to ISR of $130,074, because a portion of said dividends were not paid from the CUFIN.

At the April 27, 2012 General Ordinary meeting, the Company’s stockholders agreed to pay net dividends of $1,080,000 (nominal), which did not give rise to income tax since the dividends were paid from the CUFIN. The Company offset $311,523 of ISR on dividends paid against ISR for the 2012 year.

At the April 27, 2011 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of $900,000 (nominal), which gave rise to income tax on dividends of $300,000 (nominal) since those dividends were not paid from the After-tax Earnings Account.  The Company recognized a $300,000 receivable tax balance in the statement of financial position, since the tax may be offset against Income Tax incurred in the following two years, as established in the tax provisions currently in effect.  The Company credited in 2012, against income tax for the year, totaling $311,523 of income tax on dividends paid. In 2011 accreditation was performed against the flat tax year of $275,203.

In 2012 and 2013, the Company offset against income for the year the income tax accrued on dividends in the amount of $13,798 and $3,694, respectively, paid in 2011, which amounts were shown as a recoverable tax account.  Those amounts were cancelled after it was determined that they may not be credited in accordance with the current tax provisions.

Dividends are tax free if paid from the CUFIN (After-tax Earnings Account).  Dividends paid in excess of the CUFIN balances are subject to tax equivalent to 42.86% beginning on January 1, 2014.  Tax due is payable by the Company and  may be credited against Income Tax for the year or Income Tax for the two immediately following fiscal years, or against Flat Tax for the year.  Dividends paid from previously taxed earnings are not subject to tax withholding or payment.

In October 2013, Congress approved the issuance of a new Income Tax (IT) law (the “Law”) that came into effect on January 1, 2014. Among other matters, the Law establishes 10% tax on income generated as of 2014 from dividends paid to parties resident abroad and to Mexican individuals. It also establishes that for FYs 2001 to 2013, the net tax profit is to be determined in the terms of the ISR Law in force in the respective year.

The level of earnings available to declare dividends is determined in accordance with the Mexican Financial Reporting Standards.

In the event of a capital reduction, any excess of stockholders’ equity over paid-in capital contribution account balances is accorded the same tax treatment as dividends, in accordance with the procedures provided for in the ISR Law.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

Retained earnings

Substantially, all consolidated Company earnings were generated by its Subsidiaries.  Retained earnings can be distributed to the Company’s Shareholders to the extent that the Subsidiaries have distributed earnings to ASUR.

Note 16 - Income:

Following is the Company’s income at December 31, 2011, 2012 and 2013, using the classification established in the Airports Law and Regulations thereto;

	Year ended
	December 31,
	2011	2012	2013

Regulated services:
Airport services	$2,616,440	$2,983,408	$3,229,450

Non-regulated services:
Access fees on non-permanent ground transportation	20,451	23,149	27,809
Car parking and related access fees	48,444	50,908	53,084
Other access fees	4,353	3,434	5,583
Commercial services	1,118,556	1,340,534	1,485,635
Other services	51,038	55,288	57,929

Total non-regulated services	1,242,842	1,473,313	1,630,040

Construction services	714,024	663,170	586,596

Total	$4,573,306	$5,119,891	$5,446,086

Note 17 - Costs and expenses by nature:

	January 1 to December 31,
	2011	2012	2013

Termination benefits	$788	$810	$928
Short term benefits	397,084	416,787	432,840
Employees’ statutory profit sharing	490	1,007	1,950
Electric power	86,915	95,171	100,085
Maintenance and conservation	141,116	141,504	167,996
Professional fees	73,708	113,082	66,110
Insurance and bonds	36,337	43,946	42,654
Surveillance services	85,865	90,217	100,744
Cleaning services	62,992	66,624	70,664
Technical assistance (Note 20)	130,381	154,383	173,259
Right of use of assets under concession (DUAC)	178,342	204,736	223,132
Amortization and depreciation of intangible assets, furniture and equipment	380,514	399,279	415,471
Amortization of insurance	2,226	2,266	2,596
Consumption of commercial items	75,418	91,985	101,795
Construction services (Note 3.17.3)	714,024	663,170	586,596
Other	114,279	105,005	88,157

Total aeronautical and non-aeronautical services costs, costs of construction services and administrative expenses	$2,480,479	$2,589,972	$2,574,977

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

Note 18 - Rentals under operating leases:

The Company leases commercial space inside and outside the terminals to third parties under operating lease agreements.  The following is a schedule (per year) of minimum future rentals on non-cancelable operating leases considering minimum guaranteed leases per passenger as of December 31, 2013.

For the years ended December 31:

2014	$1,749,591
2015	562,092
2016	487,762
2017	203,602

Total	$3,003,047

The total contingent fees recognized as income in the period were of $718 in 2013 ($293 and $97 in 2011 and 2012, respectively).

The lease agreements for commercial space will expire in 2017.

Note 19 - Income tax and incurred and deferred flat tax:

New Income Tax (ISR) Law

In October 2013, Congress approved issuance of a new Income Tax Law (new ISR Law), which came into effect on January 1, 2014, thus repealing the ISR Law published on January 1, 2002 (former ISR Law).  The new ISR Law retains the essence of the former ISR Law, but also incorporates significant changes including:

i.               Limits on the deduction of contributions to exempt pension and salary funds, car leases, restaurant bills and social security dues. It also eliminates the immediate deduction of fixed assets.

ii.            It amends the procedure to determine the taxable base for Employees’  Statutory Profit Sharing (ESPS), establishes the procedure to determine the starting balance of the Capital Contributions Account (CUCA) and the After-tax Earnings Account (CUFIN) and it establishes the new procedure for recovering Asset Tax (AT).

iii.         It establishes for  2014 and subsequent years an income tax rate of 30%, as opposed to the former ISR Law which had established the 30%, 29% and 28% income tax rates for 2013, 2014 and 2015, respectively.

The Company has reviewed and adjusted the deferred tax balances at December 31, 2013 taking into consideration temporary differences when applying the provisions of the new ISR Law. The related effects are reflected in the reconciliation of the effective tax rate shown below. However, the effects of the limitations on deductions and other provisions, as mentioned, are applicable as of 2014 and will mainly affect the tax incurred prospectively.

The Company does not consolidate its results for tax purposes.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

a)           Income tax (ISR)

In 2011, 2012 and 2013, the Company determined tax profits in its Subsidiaries in the amounts of $2,178,410, $2,776,223 and $2,596,862 respectively.  In 2011, 2012 and 2013, the tax profits were partially offset with the amortization of tax losses in the amounts of $349,063, $346,386 and $140,532 respectively.

The Flat Tax (IETU for its acronym in Spanish)  was repealed as of January 1, 2014; accordingly, the Company cancelled the net deferred  flat tax liability of its subsidiaries as of December 31, 2013. The financial and tax projections prepared by the Company indicate that group Companies would pay income tax in the future, except for  Aeropuerto de Minatitlan, S.  A. de C. V., Aeropuerto  de Tapachula, S. A. de  C. V. and Aeropuerto de Huatulco, S. A. de  C. V.

Aeropuerto de Cancún, S.A. de C.V. adhered to the provisions of Transitory Article Three of the Income Law for 2013 published in the Federal  Official Gazette of December 17, 2012, which went into effect as of January 1, 2013.  Under such amnesty program,  all or part of the tax debts consisting of federal taxes that are administered by the Federal Tax Administration Service are pardoned, such as countervailing duties, restatements and surcharges, as well as fines for failure to comply with federal tax obligations other than payment obligations. On May 30, 2013, the Company paid its tax debts for a total of $128,320.

Taxable income differs from the book income due to temporary and permanent differences arising from the different bases for the recognition of the effects of inflation for tax purposes and from the permanent effects of items affecting only the book or tax results.

Following is the analysis of deferred tax assets and liabilities:

	December 31,
	2012	2013
Deferred tax asset:

Deferred tax recoverable within the following 12 months	$10,344	$13,855
Deferred tax recoverable after 12 months	23,270	68,622
Recoverable asset tax	272,120	207,761

	305,734	290,238
Deferred tax liability:

Deferred tax payable within the following 12 months	$0	$0
Deferred tax payable after 12 months	(1,805,441)	(1,948,633)

Deferred tax liability - Net	$(1,499,707)	$(1,658,395)

The ISR provision at December 31, 2011, 2012 and 2013 is as follows:

	2011	2012	2013

Current ISR	$548,805	$728,039	$736,178
Deferred ISR	(75,404)	(7,390)	94,330

	473,401	720,649	830,508

Cancellation of ISR on dividends (Note 15)		13,798	3,694

ISR provision	$473,401	$734,447	$834,202

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

The reconciliation between the statutory and effective income tax rates is shown below:

	2011	2012	2013

Consolidated income before ISR and joint venture equity method:	$2,143,519	$2,584,697	$2,889,750
Less:
Net income before taxes of subsidiaries subject to IETU	(306,455)	(208,212)	(148,977)

Income before provisions for income taxes	1,837,064	2,376,485	2,740,773

Statutory ISR rate	30%	30%	30%

ISR that would result from applying the ISR rate to book profit before income taxes	551,119	712,945	822,232
Non-deductible items and other permanent differences	3,818	249	4,441
Annual adjustment for tax inflation	(9,432)	(1,465)	(11,011)
Change in tax depreciation rates	(28,121)	(22,734)	(55,732)
Cancellation of ISR provision of the previous period	(36,068)
Impact of tax amnesty program (1)			(199,725)
Recognition of deferred ISR due to repeal of IETU(2)			128,420
Impact of change in income tax rates		809	122,689
Recognition of deferred ISR at the Merida and Oaxaca Airports (3)		32,543
Other	(7,915)	(1,698)	19,194

ISR provision	$473,401	$720,649	$830,508

Effective ISR rate	26%	30%	30%

(1)       Reflects net impact of the  tax amnesty program, including the payment of $128,320 and the related impacts on the change in the tax amortization period for  the concession of the Aeropuerto de Cancún, S. A. de C. V.

(2)       Recognition of deferred income taxes under ISR tax regime resulting from elimination  of the IETU. Based on future tax projections,  Aeropuerto de Cozumel, S. A. de C. V., Aeropuerto de Veracruz, S. A. de C. V., Aeropuerto de Villahermosa, S. A. de C. V., Caribbean Logistic, S. A. de C. V., Servicios Aeroportuarios  del Sureste, S. A. de C. V. and RH Asur, S. A. de C. V will be subject to ISR.

(3)       Based on the tax financial projections at December 31, 2012, it is expected that  the Merida and Oaxaca airports will  pay ISR instead of IETU in the future.  Consequently, the Company decided to recognize deferred ISR in income for 2012 for those two airports for an amount of ($67,037).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

Following are the principal temporary differences with respect to deferred tax:

	Period ended on
	December 31
	2012	2013

Current deferred income tax:
Accrued liabilities	$8,597	$13,855
Other current liabilities	1,747	0

Current deferred income tax - net	10,344	13,855

Non-current deferred income tax:
Tax loss carry forwards	1,070	33,851
Other	22,200	34,771

Non-current deferred income tax	23,270	68,622

Non-current deferred income tax payable:
Fixed assets	(1,804,940)	(1,948,633)
Other deferred assets	(501)	0

Non-current deferred income tax Iiability	(1,805,441)	(1,948,633)

Total deferred income tax	(1,771,827)	(1,866,156)
Recoverable asset tax	272,120	207,761

Deferred income tax liability	$(1,499,707)	$(1,658,395)

The net movements of the deferred tax asset and liability for the year are  as follows:

	Provision
	for impairment		Recoverable
	of loan	Furniture and	asset
	portfolio	equipment	tax	Other	Total

Balances at January 1, 2012	(8,868)	1,799,734	(393,531)	(11,650)	1,385,685
Recovery of asset tax			121,411		121,411
Tax charged or credited to the statement of income	(14,402)	5,707		1,306	(7,390)

At December 31, 2012	$(23,270)	$1,805,441	$(272,120)	$(10,344)	$1,499,707

Recovery of asset tax			64,358		64,358

Tax charged or credited in the statement of income:

Impact of tax amnesty program		(175,505)			(175,505)
Change in income tax rate		122,689			122,689
Other	(11,324)	196,008	0	(37,538)	147,146

	(11,324)	143,192	0	(37,538)	94,330

Balances at December 31, 2013	$(34,594)	$1,948,633	$(207,762)	$(47,882)	$1,658,395

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

b.            Flat tax

The Flat Tax Law was repealed on January 1, 2014; accordingly the Company canceled the balance of the net deferred flat tax of its subsidiaries as of December 31, 2013.

The IETU provision for the aforementioned subsidiaries for the years December 31, 2011, 2012 and 2013 is as follows:

	2011	2012	2013

IETU incurred	$10,673	$8,007	$7,898
Deferred IETU	56,849	(244,547)	(404,137)

IETU provision	$67,522	$(236,540)	$(396,239)

At December 31, 2012 and 2013, the effect of the main temporary differences is analyzed as follows:

	2012	2013
Deferred IETU liability:
Airport concessions and rights of use of airport’s facilities, Improvements to assets, furniture and equipment under concession	$4,810,358	$2,918,085
Accounts receivable, net of the bad debt reserve	108,536	68,859
Other	(13,203)	21,882

	4,905,691	3,008,826
Applicable IETU rate	17.5%	17.5%

Deferred IETU liability	858,496	526,545
Cancellation of net deferred IETU liability of the Merida and Oaxaca Airports. See Note 19a.	(361,504)
Cancellation of net deferred IETU liability due to repeal of the Flat Tax. See Note 19a.		(526,545)

Deferred IETU liability	$496,992	$

Tax credits for:
Airport concessions and rights of use of airport facilities, improvements to assets, furniture and equipment under concession	$(136,797)	$(64,271)
Salaries and social security	(10,471)	(8,073)
Excess of deductions over taxable income	(18,557)	(5,352)

Deferred IETU asset	(165,825)	(77,696)
Cancellation of provision for deferred IETU asset of the Merida and Oaxaca Airports. See Note 19a.	72,970
Cancellation of the provision for deferred flat tax liability or asset due to abrogation of the Flat Tax. See Note 19a.		77,696

Deferred IETU asset	(92,855)	0

Deferred IETU liability, net	$404,137	$0

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

The net movement of deferred tax asset and liability during the year is as follows:

		Accounts		Credits
	Fixed	receivable		Furniture &	Wages &	Tax
	assets	net reserves	Provisions	equipment	salaries	losses	Total

At January 1, 2012	$832,068	$20,514	$2,320	$(162,724)	$(10,117)	$(33,376)	$648,685

IETU cancellation	(352,936)	(8,005)	(564)	60,239		12,730	(288,536)
Charge (credit) in the statement of income	9,745	(1,520)	(4,630)	25,928	(354)	14,819	43,988

At December 31, 2012	488,877	10,989	(2,874)	(76,557)	(10,471)	(5,827)	404,137

IETU cancellation	(510,665)	(12,050)	(3,829)	64,271	8,073	5,352	(448,848)
Charge (credit) in the statement of income	21,788	1,061	6,703	12,286	2,398	475	44,711

At December 31, 2013	$0	$0	$0	$0	$0	$0	$0

Following is the analysis of deferred tax assets and liabilities:

	December 31
	2012	2013
Deferred tax asset:

Deferred tax to be recovered within the next 12 months	$17,095	$0
Deferred tax to be recovered after 12 months	83,450	0

	$100,545	$0

Deferred tax liability:

Deferred tax to be paid within the next 12 months	$(15,805)	$0
Deferred tax to be paid after 12 months	(488,877)	0

Deferred tax liability - Net	$(404,137)	$0

c.          Refund of Asset Tax (AT) in accordance with the effective Flat Tax Law.

AT in excess of ISR effectively paid until December 31, 2007, (date on which AT was repealed) is subject to refund in accordance with the procedure established in the Flat Tax Law in the following ten periods up to 10% of the total AT paid and not yet recovered, without it exceeding the difference between the ISR paid in the period and the AT paid in the previous three years, whichever is lower, in accordance with the Flat Tax Law, when ISR incurred is higher than AT in any of those years, and it is subject to restatement through the application of NCPI factors.

In 2011, 2012 and 2013, AT of $11,462 was applied in the results for the period under  income taxes in favor of some subsidiaries in which the tax will not be recoverable not in accordance with the procedure established in the Flat Tax Law, which establishes that the tax is recoverable gradually every  year up to a maximum of 10% of the total AT paid in the 10 years prior to 2008.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

Recoverable taxes

At December 31, 2012 and 2013, the tax credit is as follows:

	December 31
	2012	2013

Income tax	$46,391	$402,836
Income tax on dividends	110,981	287,148
Flat tax	151,149	9,903
Asset tax	61,480	50,018

	$370,001	$749,905

Note 20 - Balances and transactions with related parties:

In 2007, an agreement was entered into by Grupo Aeroportuario del Sureste, S. A. B. de C. V., individual (GAS) and subsidiaries whereby GAS, being  jointly liable for the obligations of each of the concessions of the Subsidiaries, is able to contribute to the rehabilitation of its finances, to the compliance of the commitments established in the Master Development Plan and the compliance with operation expenses of the Subsidiaries that on their own and with their operations are not in capable of doing so.  In accordance with said agreement, the Subsidiaries are obligated to perform a monthly payment to GAS based on its economic capabilities and the financial requirements of the Subsidiaries.

In 2008, an agreement was entered into for use of licenses and trademarks between GAS and the Subsidiaries, whereby they agree to the payment of a fee for annual royalties, provided that they have positive financial results and sufficient funding so as not to affect compliance with the investment commitments set forth in the Master Development Plan. The respective compensation will be determined by applying a percentage to the gross income without including the interest in Subsidiaries, financial products and exchange gains.

Beginning in September 2008, the airports of the group and Cancun Airport Services, S. A. de C. V. entered into a lease agreement in order for the latter to operate, administer and lease the commercial spaces that were granted by the Airports.

20.1) Balances receivable and payable

December 31, 2012 and 2013, respectively, the balances receivable from (payable to) related parties shown in the consolidated statement of financial position are comprised as follows:

	December 31
	2012	2013
Accounts receivable:
(*) Aerostar (joint venture) (Note 10)	$	$1,348,555
Autobuses Golfo Pacífico, S. A. de C. V. (Shareholder)		54

		1,348,609

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

	December 31
	2012	2013
Accounts payable and accumulated expenses (Note 11):
Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (Shareholder)	$(35,810)	$(40,302)
Lava Tap de Chiapas, S. A. de C. V. (Key management personnel).	(272)	(796)

Total	(36,082)	(41,098)

Net	$(36,082)	$1,307,511

(*)         The original amount of the loan is of $1,308,430 plus $40,125 for interest accrued in the year.

20.2) Transactions with related parties

At December 31, 2011, 2012 and 2013, the following transactions were held with related parties, which were set at the same prices and conditions as those that would have been used in comparable operations  by third parties:

	2011	2012	2013
Commercial income:
Autobuses de Oriente, S. A. de C. V. (Stockholder)		5,378	6,827
Autobuses Golfo Pacífico, S. A. de C. V. (Stockholder)		1,883	2,087
Coordinados de México de Oriente, S. A. de C. V. (Stockholder)		113	119

Interest income:
Aerostar (joint venture) (Note 10)			40,125

Expenses
Stockholders:
Technical assistance (Note 20.4)	$(130,381)	$(154,383)	$(173,259)

Related parties:
Administrative services	(4,254)	(6,351)	0
Leasing	(3,171)	(3,118)	(3,738)
Cleaning services	(10,621)	(7,328)	(7,932)
Other	(398)	(277)	0
Investment (transportation equipment)	(354)	0

20.3) Compensation of key personnel

Key personnel include directors, members of the Steering Committee, and Committees. In the years ended on December 31, 2011, 2012 and 2013, the Company granted the following benefits to the key management personnel, the Steering Committee and the different Company Committees:

	2011	2012	2013
Short term salaries and other benefits paid to key personnel (Note 3.15 (b))	$23,827	$27,127	$39,057

Fees paid to the Board of Directors and Committees	5,363	5,455	4,891

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

20.4) Technical assistance agreement

With regard to the sale of series BB shares to Inversiones y Técnicas Aeroportuarias, S. A. de C. V., (ITA), ASUR signed a technical assistance agreement with ITA, whereby the latter company and its Stockholders agreed to provide management and consulting services and transfer knowledge and experience in the industry and technology to ASUR in exchange for compensation.

The agreement is for an initial term of 15 years and renews automatically for subsequent five year periods, unless one of the parts issues the other a cancellation notice within a determined term prior to the programmed expiration date.  The Company can only exercise its termination right through a resolution of the Shareholders.  ITA began to provide its services under said contract on April 19, 1999.

In accordance with the contract, the Company agreed to pay an annual compensation equivalent to the higher of a fixed amount or 5% of the consolidated income of the Company before deducting the compensation for technical assistance and before the comprehensive financial result, IT, depreciation and amortization, determined in accordance with Financial reporting Standards applicable in Mexico. Beginning in 2003, the minimum fixed amount is of $2 million US Dollars.

The minimum fixed amount will increase annually by the inflation rate of the United States plus the added value tax over the amount of the payment.  The Company entered into an amendment agreement for technical assistance and transfer of knowledge, which establishes that the compensation will be paid on a quarterly basis beginning in January 1, 2008, and that such payments are to be deducted from the annual compensation.

At December 31, 2011, 2012 and 2013, the expenses for technical assistance amounted $130,381,  $154,383 and $173,259, respectively.  ITA also has the right to refund the expenses incurred during the provision of the services specified in the agreement. The ITA BB series shares were put in a trust in order to ensure compliance with the technical assistance agreement, among other things.

Note 21 - Commitments and contingencies:

Commitments

a.         The Company began leasing office space on May 21, 2010, under an operating lease agreement. This agreement includes an available extension of 60 months. The monthly rent due is of $19,653 US Dollars.

The total minimum future payments derived from the non-cancellable operating lease agreement that shall be covered in the future are as follows:

Up to one year	$3,058
Between one and five years	1,019

Total	$4,077

The rent expense for the period covering January 1 through December 31, 2011, 2012 and 2013, was approximately of $3,171 $3,118 and $3,738, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

b.         On March 31, 2009, the Company received from the Department of Communications and Transportation (SCT for its acronym in Spanish) approval of the Master Development Plan for a period of five years from 2009 through 2013, in which period the Company made the commitment to perform a number of enhancements.  At December 31, 2013, the Company had complied with the investment commitment of this Master Development Plan.

c.          In December 2013, the Department of Communications and Transportation (SCT) announced the approval of the Master Development Plan for five years from 2014-2018, in which period the Company has agreed to make a number of enhancements. At the date of this report, the investment commitments under this MDP are as follows:

Period	Amount
2014	$1,234,561
2015	2,842,291
2016	1,636,531
2017	997,623
2018	266,355

	$6,977,361	(1)

(1)        Figures in pesos adjusted to December 31, 2013, based on the National Construction Price Index (INPIC for its acronym in Spanish) in accordance with the terms of the MDP.

d.         Pursuant to the terms for the purchase of the land in Huatulco that occurred in October 2008, the Company has the obligation to build 450 hotel rooms, for which purpose the Company will enter into agreements with third parties to develop the comprehensive tourism plan without a specific due date.

Contingencies

The contingencies disclosed in the following paragraphs are additional to those that have already been disclosed in other notes of the financial statements.

a)           The Company’s transactions  are subject to Mexican Federal and State Laws.

b)           At the time that the Company was carrying out the competitive bidding process for the sale of shares of the Airport Groups, the SCT established and communicated that concessionaires could amortize for tax purposes the value of the concession up to 15% a year.   In February 2012, the SCT  estimated an amount due payable by Aeropuerto de Cancún, S. A. de C. V. in the amount of $865.3 million pesos against the ruling in question, because it considered that the determination of the 15% amortization was not valid in 2006 and 2007.  The Company disagreed with the decision and filed an appeal to overturn this determination.  However, in order to adhere to the amnesty program set forth in Transitory Article Three of the new Income Law for 2013, the Company partially desisted from the appeal as it relates to the income tax  obligation, but not in regards to the determination of the additional distribution related to employee profit sharing, which the Company continues to appeal. The risk is that if a judge does not rule in favor of Aeropuerto de Cancún, S. A. de C. V. the amount payable would be $116 million pesos.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

c)            There are currently a number of labor suits in progress against the Company, mainly in relation to involuntary termination.  Any sentences that might be handed down not favoring the interests of the Company are not expected to be for significant amounts.  The Company is in legal proceedings at the date of this report and a resolution has not been issued yet.  The total amount of those suits is approximately $2,000.  At December 31, 2012 and 2013, the Company has not set up a provision in this regard.

d)           The Santa Maria Huatulco municipal government has initiated legal procedures against the Company to claim payment of property tax for the land where the airport is located.  The Company believes that there are no legal grounds for the suit, as has been the case in other Group airports where the Company was handed down a favorable ruling concerning the payment of the tax in question (although the municipality has since taken legal action to file a request for a motion for reconsideration).  Management believes that any liabilities relating to these claims are not likely to have a material adverse effect on the Company’s consolidated financial position or the results of its operations and consolidated cash flows.  At December 31, 2013, the Company has not set up a reserve in this regard.

e)            The Mexican Department of Civil Aviation (DGAC) has filed twelve administrative lawsuits against the Company based on a series of audits of different airports carried out from 2004 to 2006 and 2010.  The Company has begun counter-proceedings, as it considers that these lawsuits are invalid due to the inappropriateness of procedures followed by the DGAC and has obtained a favorable firm sentence for one such suit. Resolution of the rest is expected to take place in the same manner.

Note 22 - Segment Information:

The information by segments is shown as follows:

Year that ended						Consolidation
December 31, 2011	Cancun	Villahermosa	Merida	Services	Other	adjustments	Total

Aeronautical revenue	$1,857,663	$103,776	$177,244		$359,661	$	$2,498,344
Non-aeronautical revenue	1,201,446	33,900	47,925		77,667		1,360,938
Revenue for construction services	271,795	49,900	90,882		301,447		714,024

Operating income	1,571,556	40,883	68,743	$1,652	409,993		2,092,827

Total assets	12,632,006	1,005,089	1,419,598	15,743,787	3,673,570	(15,875,767)	18,598,283

Improvements to assets under concession and acquisition of furniture and equipment for the period	302,602	62,697	74,430	1,923	316,242		757,894

Amortization and depreciation	(250,489)	(20,027)	(31,142)	(1,250)	(79,832)		(382,740)

Year ended on						Consolidation
December 31, 2012	Cancun	Villahermosa	Merida	Services	Other	adjustments	Total

Aeronautical revenue	$2,141,267	$122,405	$184,536		$400,928		$2,849,136
Non-aeronautical revenue	1,434,855	36,688	53,303		82,739		1,607,585
Revenue from construction services	351,419	37,937	31,041		242,773		663,170

Operating income	1,873,352	53,271	63,865	$2,301	537,130		2,529,919

Total assets	13,038,428	1,028,987	1,435,363	16,669,979	4,077,276	$(17,140,795)	19,109,238

Improvements to assets under concession and acquisition of furniture and equipment in the period	338,629	27,484	27,832	2,517	234,621		631,083

Amortization and depreciation	(256,989)	(22,923)	(33,075)	(1,413)	(87,145)		(401,545)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

Year ended on						Consolidation
December 31, 2013	Cancún	Villahermosa	Merida	Services	Other	adjustments	Total

Aeronautical revenue	$2,331,916	$127,017	$192,727		$425,077		$3,076,737
Non-aeronautical revenue	1,594,564	39,539	58,662		89,988		1,782,753
Revenue from construction services	241,565	9,765	1,590		333,676		586,596

Operating income	2,084,462	51,019	71,572	$392,384	271,672		2,871,109

Total assets	14,995,592	1,061,413	1,422,174	16,177,541	4,217,883	$(16,458,109)	21,416,494

Improvements to assets under Concession and acquisition of furniture and equipment in the period	223,443	25,675	3,895	1,875	360,965		615,853

Amortization and depreciation	(262,925)	(23,307)	(35,178)	(2,022)	(94,841)		(418,273)

Note 23 - Authorization of the financial statements:

The consolidated financial statements and their 23 notes are an integral part of the consolidated financial statements, which were approved for their issuance on April 9, 2014 by Mr. Adolfo Castro Rivas, Chief Executive Officer of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and by the Audit Committee.