Form 20-F
period 2014-12-31
SOUTHEAST AIRPORT GROUP
filed 2015-04-13
CIK 1123452

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act, (Check one):

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

Item 2.                                                         Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                                         Key Information

Selected Financial Data

We publish our financial statements in Mexican pesos.  The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  Our date of transition to IFRS was on January 1, 2011.  Pursuant to IFRS, financial data in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F are stated in pesos.  Our financial statements for the year ended December 31, 2014 are subject to ratification by our shareholders at the next annual stockholders’ meeting.

This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.14.806 to U.S.$1.00, the exchange rate for pesos on January 2, 2015 as published by the U.S. Federal Reserve Board.  On April 2, 2015, the noon buying rate for pesos, as published by the U.S. Federal Reserve Board was Ps.15.064 per U.S.$1.00.

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

			As of and for the year ended December 31,
	2011		2012		2013		2014
			(thousands of Mexican pesos)(1)						(thousands of dollars)(2)
Income statement data:
IFRS:
Revenues:
Aeronautical services(3)	Ps.	2,498,344	Ps.	2,849,136	Ps.	3,076,737	Ps.	3,319,672	U.S.$	224,211
Non-aeronautical services(4)	1,360,938		1,607,585		1,782,753		1,979,717		133,710
Construction services(5)	714,024		663,170		586,596		579,774		39,158
Total revenues	4,573,306		5,119,891		5,446,086		5,879,163		397,079
Operating expenses:
Cost of services	(906,929)		(984,495)		(995,157)		(1,081,376)		(73,036)
Construction expenses	(714,024)		(663,170)		(586,596)		(579,774)		(39,158)
General and administrative expenses	(168,063)		(181,644)		(178,560)		(170,231)		(11,497)
Technical assistance fee(6)	(130,381)		(154,383)		(173,259)		(190,419)		(12,861)
Government concession fee(7)	(178,342)		(204,735)		(223,132)		(242,165)		(16,356)
Depreciation and amortization	(382,740)		(401,545)		(418,273)		(454,265)		(30,681)
Net comprehensive financing	50,692		54,778		18,641		(114,977)		(7,766)
Interest income	66,727		92,075		136,043		121,369		8,197
Interest expense	(39,420)		(22,363)		(76,291)		(81,814)		(5,526)
Exchange gain	20,724		32,270		150,239		205,798		13,900
Exchange loss	—		(47,805)		(191,350)		(360,330)		(24,337)
Gains on valuation of financial instruments	2,661		601		—		—		—
Participation in the results of joint ventures(8)	—		—		(143,452)		36,448		2,462
Income before taxes	2,143,519		2,584,697		2,746,298		3,082,404		208,186
Provision for taxes	(552,385)		(509,369)		(449,425)		(798,681)		(53,943)
Net income	1,591,134		2,075,328		2,296,873		2,283,723		154,243
Basic and diluted earnings per share(9)	5.31		6.92		7.66		7.61		0.5
Basic and diluted earnings per ADS (unaudited)(10)	53.04		69.18		76.56		76.12		5.14
Dividends per share(11)	Ps.	3.00	Ps.	3.60	Ps.	8.40	—		—
Other Operating Data (Unaudited):
Total passengers (thousands of passengers)	17,539.80		19,246.64		21,079.66		23,157.56		23,157.56
Total air traffic movements (thousands of movements)	250.9		260.0		267.2		290.3		290.3
Total revenues per passenger (in pesos or dollars)	260.7		266.0		258.4		253.9		17.1
Balance Sheet Data:
IFRS:
Cash and cash equivalents	Ps.	1,638,661	Ps.	2,265,427	Ps.	1,259,562	Ps.	2,855,362	U.S.$	192,852
Total current assets	2,868,071		3,164,783		2,554,114		3,903,916		263,671
Account receivable from joint venture	—		—		1,348,555		1,567,608		105,876
Investments in joint venture accounted for by the equity method	—		—		1,400,957		1,621,028		109,484
Airport concessions, net	15,423,708		15,629,821		15,790,796		16,509,356		1,115,045
Total assets	18,598,283		19,109,238		21,416,494		23,924,521		1,615,867
Current liabilities	760,713		694,980		667,968		401,643		27,127
Total liabilities	3,121,652		2,638,243		5,132,278		5,173,425		349,414
Capital Stock	7,767,276		7,767,276		7,767,276		7,767,276		524,603
Net equity/stockholders’ equity	15,476,631		16,470,995		16,284,216		18,751,096		1,266,453
Cash Flow Data:
IFRS:
Cash flow provided by operating activities	1,915,403		2,649,244		2,378,276		2,709,001		182,966
Cash flow used in financing activities	(1,132,751)		(1,483,470)		(77,340)		(98,482)		(6,651)
Cash flow used in investing activities	(678,796)		(539,008)		(3,308,039)		(1,034,945)		(69,900)
(Decrease) Increase in cash and cash equivalents	103,856		626,766		(1007,103)		1,575,574		106,415

(1)          Except for operating data.  Per share and per passenger peso amounts are expressed in pesos (not thousands of pesos).

(2)          Except for operating data.  Translated into dollars at the rate of Ps.14.806  per U.S. dollar, the Federal Reserve Board exchange rate for Mexican pesos at January 2, 2015.  Per share and per passenger dollar amounts are expressed in dollars (not thousands of dollars).

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

(5)          Revenues from construction services includes construction services and expenses related to the improvements of assets under concession, evaluated along the percentage of completion method.  Since the Company hires third-party vendors to provide construction services, the revenue related to those services is equal to the fair value of the services received.

(6)          Since April 19, 1999, we have paid Inversiones y Técnicas Aeroportuarias, S.A.P.I.  de C.V. (“ITA”)  a technical assistance fee under the technical assistance agreement entered into in connection with the purchase by ITA of its Series BB shares.  This fee is described in “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA.”

(7)          Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law.  The concession fee is currently 5.0% of each concession holder’s gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession.

(8)          Reflects our equity participation in the net income (loss) of Aerostar Airport Holdings, LLC, the operator of LMM Airport.

(9)          Shares outstanding for all periods presented were 300,000,000.

(10)   Based on the ratio of 10 Series B shares per ADS.

(11)   Dollar amounts per share were U.S.$0.2023 in 2011, U.S.$0.243 in 2012 and U.S.$0.567 in 2013, and per ADS were U.S.$2.026 in 2011, U.S.$2.431 in 2012 and U.S.$5.673 in 2013.  Per share dollar amounts are expressed in dollars (not thousands of dollars).

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2010	13.19	12.16	12.38	12.62
2011	14.25	11.51	13.95	12.43
2012	14.37	12.63	12.96	13.15
2013	13.43	11.98	13.10	12.76
2014	14.79	12.85	14.75	13.30
October 2014	13.57	13.39	13.48	13.48
November 2014	13.92	13.54	13.92	13.61
December 2014	14.79	13.94	14.75	14.52
2015
January 2015	15.01	14.56	15.01	14.70
February 2015	15.10	14.75	14.94	14.92
March 2015(2)	15.58	14.93	15.25	15.24

(1)         Average of month-end rates or daily rates, as applicable.

(2)         Through March 31, 2015.

Source:  Federal Reserve Board H.10 Weekly Release.

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

On December 31, 2014, the U.S. Federal Reserve Board noon buying rate was Ps.14.75 per U.S.$1.00.  On April 2, 2015, the noon buying rate for pesos, as published by the U.S. Federal Reserve Board was Ps.15.06 per U.S.$1.00.

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

On October 21, 2005, Hurricane Wilma struck the Yucatán Peninsula, causing severe damage to the infrastructure of the Cancún and Cozumel airports and to our administrative office building in Cancún.  Cancún and Cozumel airports were closed for 62 hours and 42 hours, respectively, and airport operations were disrupted for several weeks thereafter.  The hurricane also inflicted extensive damage on the hotel and tourist infrastructure in Cancún, the Mayan Riviera region and Cozumel, which led to sharply reduced air passenger traffic at our airports, especially in the fourth quarter of 2005 and during the first half of 2006.  During the fourth quarter of 2005, our passenger traffic decreased 33.1% relative to the same period in 2004, reflecting the decline in passenger traffic.  Tourism in Cancún and the Mayan Riviera has by now largely recovered from Hurricane Wilma. Although tourism declined substantially in Cozumel after Hurricane Wilma in 2005, the numbers of tourists visiting Cozumel has since increased and the number of cruise passengers has recently increased from 2.8 to 3.4 million cruise passengers in each of 2013 and 2014, respectively, in part due to an increase in the number of cruise ships stopping in the area since 2005 and in part due to Cozumel and Mahahual again being perceived as safe cruise destinations.

The effects of oil spills could adversely affect our business.

The Gulf of Mexico is the site of widespread deep-water oil drilling and extraction. Deep-water oil drilling inherently carries a number of significant risks.  On April 21, 2010, there was an explosion on the “Deepwater Horizon” drilling platform operated by BP in the Gulf of Mexico. The oil-drilling platform was located 41 miles from the coast of Louisiana. The explosion and sinking of the platform caused a huge oil spill that spread along the U.S. coast in the Gulf of Mexico, and reached parts of Florida, Louisiana, Mississippi, Alabama and Texas.  BP made several attempts to try to contain the spill and capture the oil.  On September 19, 2010, the well was successfully plugged and declared “effectively dead.”

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

Our business could be adversely affected by a downturn in the economies of the United States or Mexico.

The air travel industry, and consequently, our results of operations, are substantially influenced by economic conditions in Mexico and the United States.  In 2012, 2013 and 2014, 58.2% , 58.1% and 59.5%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States, and 57.0%, 57.4% and 57.3% of our revenues in 2012, 2013 and 2014, respectively, were derived from charges imposed on passengers departing from or arriving in the United States.  Similarly, in 2012, 2013 and 2014, 44.9%, 44.5% and 44.5%, respectively, of our passengers traveled on domestic flights, and 43.0%, 42.6% and 42.7%  of our revenues in 2012, 2013 and 2014, respectively, were derived from domestic passenger charges.  When the economies of either the United States or Mexico are in recession, as they were when the gross domestic products of both countries declined in the fourth quarter of 2008 and again in 2009, the number of international passengers in our airports that arrive or depart on flights originating in or departing to the United States have been adversely affected.

We believe that our results of operations were affected differently by the U.S. and Mexican recessions of 2008 and 2009.  Because of the perception of Cancún, Cozumel and the Mayan Riviera as more economical vacation destinations, we believe that our airports have been and are well-placed to take advantage of the continuing economic recovery.  In 2013, our international passenger traffic increased 10.3%, including an increase of 10.6% at Cancún Airport.  In 2014, our international passenger traffic increased 9.9%, including an increase of 9.9% at Cancún Airport.  We expect that passenger traffic will continue to increase while the economic recovery in the United States continues.  However, we cannot predict how economic conditions in the United States may develop in the future or how these conditions will affect tourism and travel decisions.  In addition, whether destinations served by our airports will be viewed as adequate substitutes for other tourist destinations depends on a number of factors, including the perceived attractiveness, affordability and accessibility of Cancún, Cozumel and the Mayan Riviera as desirable vacation destinations.  We are unable to control many of these factors and therefore we cannot assure you that this substitution effect would occur again if the United States were to experience another recession.

In Mexico, the recession resulted in an overall decrease in levels of domestic passenger traffic as compared to historical passenger traffic levels, although domestic passenger levels have increased in recent years as the economy has continued to recover.  In 2013, domestic passenger traffic increased 8.5% from 2012.  In 2014, domestic passenger traffic increased 9.9% from

2013. Among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they have not benefited, and are unlikely to benefit in the future, from the substitution effect that we believe has occurred with respect to passengers traveling to and from the United States.  In addition, a portion of our domestic passengers are business travelers, whose demand for travel was adversely affected by the recession.  As the Mexican economy continues to recover, we have noticed an uptick in domestic travel to certain destinations, such as Cancún (25.3%, 9.9% and 8.1% increases in passenger traffic in 2012, 2013 and 2014, respectively) and Mérida (0.1%, 5.9% and 10.1% increase in passenger traffic in 2012, 2013 and 2014, respectively).  So far, our other airports have continued to experience fluctuations in their passenger traffic, but nearly all of them have returned to traffic levels at or above those prior to the recession.

Fluctuations in international petroleum prices could reduce demand for air travel.

Fuel represents a significant cost for airlines.  International prices of fuel have experienced significant volatility in recent years.  Most of our airline customers use kerosene-based jet fuel, the price of which is based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport.  Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.81 per gallon on September 12, 2008, it has continued to fluctuate in 2014, with a high of U.S.$3.09 per gallon on February 19, 2014 and a low of U.S.$1.55 per gallon on December 29, 2014, according to the Energy Information Administration of the U.S. Department of Energy.  As of March 30, 2015, the U.S. Gulf Coast spot price for jet fuel was U.S.$1.59 per gallon.  The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks.  In addition, a number of airlines have engaged in hedging strategies with respect to fuel prices.  In the event of a decline in oil prices, these hedging strategies may result in those airlines incurring significant derivative-related liabilities.  Increases in airlines’ costs may result in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

The loss of one or more of our key customers could result in a loss of a significant amount of our revenues.

The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability.  In December 2014, the International Air Transport Association, or “IATA,” issued its 2015 financial forecast for the global commercial airline industry, estimating net post-tax profits of about U.S.$25.0 billion, due to lower jet fuel prices and improved industry structure.  The forecast also indicated that net profit margins were expected to reach 3.2% in 2015.

Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers, including United Air Lines (previously United Air Lines and Continental Airlines) (which accounted for 5.0% of our revenues in 2012, 4.9% in 2013 and 5.4% in 2014), American Airlines (previously American Airlines and US Airways) (which accounted for 7.0% of our revenues in both 2012 and 2013 and

6.6% in 2014) and Aeromexico (which accounted for 5.3% of our revenues in 2012, 5.0% of our revenues in 2013 and 4.6% of our revenues in 2014).

On August 2, 2010, Mexicana, one of Mexico’s two largest carriers and previously the airline which accounted for the largest share of our passenger traffic, filed for bankruptcy protection in Mexico and in the United States.  On August 28, 2010, Mexicana, Mexicana Click, formerly known as Aerovías Caribe, and Mexicana Link (which we refer to collectively as “Grupo Mexicana”) ceased operations, and Mexicana Click and Mexicana Link filed for bankruptcy protection on September 7, 2010.  Since Grupo Mexicana ceased operations, 95.4% of the routes that it flew have been taken over by other airlines, and passenger traffic levels at our airports have increased.  On April 4, 2014, a Mexican court declared Grupo Mexicana to be officially bankrupt and ordered the sale of its assets to repay its creditors.  Other airlines that serve our airports, including American Airlines, United Airlines and Delta Airlines, have also undergone bankruptcies over the past ten years.

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

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance determined that this agreement was invalid and that it should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination.  In May 2013, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance with respect to income taxes.  As of April 10, 2015, the appeal is still pending resolution with respect to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws, and if we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

The FAA could downgrade Mexico’s air safety rating again, which could result in a decrease in air traffic between the United States and our airports.

On July 30, 2010, the United States Federal Aviation Administration (“FAA”) announced that, following an assessment of Mexico’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (“ICAO”), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2.”  Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances, code-sharing arrangements between Mexican and United States’ airlines were suspended, and operations by Mexican airlines flying to the United States were subject to greater FAA oversight.  These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines or, in some cases, an increase in that cost of service, which resulted in a decrease in demand for travel between our airports and the United States.  1.9%, 2.6% and 3.3% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2012, 2013 and 2014, respectively.

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

In 2014, Ps.4,454.4 million (including construction services) or 75.8% of our revenues were derived from operations at Cancún International Airport.  During 2012, 2013 and 2014, Cancún International Airport represented 75.1%, 75.7% and 75.4%, respectively, of our passenger traffic and 49.2%, 50.8% and 50.4%, respectively, of our air traffic movements.  The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control.  For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico.  Although these reports generally indicate that this increase in violence affects mostly cities in northern Mexico and the west coast of Mexico and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit.  In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination.  We cannot assure you that tourism in Cancún will not decline in the future.  Any event or condition affecting Cancún International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

Increases in prevailing interest rates could adversely affect our financial condition.

An increase in prevailing interest rates could adversely affect our financial condition. As of December 31, 2014, we had U.S.$215.0 million in outstanding indebtedness, derived from a loan in the same amount obtained by our Cancún airport subsidiary on February 15, 2013.  The outstanding indebtedness is charged interest at a rate based on the one-month London Interbank Offered Rate (“LIBOR”) plus 1.99 points.  LIBOR fluctuates on a regular basis.  Any increased interest expense associated with increases in interest rates affects our ability to service our debt absent the benefit from any hedging arrangements.  All of our current U.S. dollar-denominated debt is un-hedged.  Accordingly, an increase in the prevailing LIBOR applicable to our loans would increase our debt service costs, which in turn would negatively affect our result of operations.  For further details regarding our indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

International events, including acts of terrorism, wars and global epidemics, could have a negative impact on international air travel.

International events such as the terrorist attacks on the United States on September 11, 2001, wars and public health crises such as the outbreak of the Severe Acute Respiratory Syndrome (or “SARS”) between 2002 and 2003 and the Influenza A/H1N1 pandemic of 2009-2010 have disrupted the frequency and pattern of air travel worldwide in recent years.

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

Historically, a majority of our revenues have been from aeronautical services, and our principal source of aeronautical revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2014, passenger charges represented 45.2% of our consolidated revenues.

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

Interruptions in the proper functioning of information systems or other technologies could disrupt operations and cause unanticipated increases in costs and/or decreases in revenues.

The proper functioning of our information systems is important to the successful operation of our business.  If critical information systems fail or are otherwise unavailable, our ability to provide airport services at our airports, collect accounts receivable, pay expenses, and maintain our security and customer data, could be adversely affected.  In addition, incidents such as cyber-attacks, viruses, other destructive or disruptive software or activities, process breakdowns, outages or accidental release of information could adversely affect our technological systems and result in a disruption to our operations, the improper disclosure of personal, privileged or confidential information, or unauthorized access to our digital content or any other type of intellectual property. Currently, our information systems are protected with backup systems, including physical and software safeguards and a cold site to recover information technology operations.  These safety components reduce the risk of disruptions, failures or security breaches of our information technology infrastructure and are reviewed periodically by external advisors.  Nonetheless, any such disruption, failure or security breach of our information technology infrastructure, including our back-up systems, could have a negative impact on our operations.

Any such incident could cause damage to our reputation and may require us to expend substantial resources to remedy the situation, and could therefore have a material adverse effect on our business and results of operations. In addition, there can be no assurance that any efforts we make to prevent these incidents will be successful in avoiding harm to our business.

Our revenues are highly dependent upon levels of air traffic, which depend in part on factors beyond our control.

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

In 2012, 2013 and 2014, 70.5%, 68.0% and 67.8%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport.  As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.  In 2007, Mexico City International Airport opened Terminal 2 with 23 boarding gates, boarding bridges and three remote boarding gates served by buses, thus increasing its terminal capacity.  Furthermore, construction of a new internati onal airport in Mexico City will begin in 2015 to replace Mexico City International Airport, which is currently operating at full capacity.  Constuction on that new airport is expected to be completed in 2020.  We cannot assure you that the operations of the Mexico City International Airport will not decrease or be adversely affected by construction in the future. In 2014, domestic passenger traffic to and from Mexico City increased 9.6% as a result of low-cost airlines expanding their operations in Mexico City.

Additionally, Toluca International Airport, which is located 64 km from Mexico City, has recently emerged as a complementary airport to Mexico City International Airport.  Toluca International Airport is largely served by low-cost airlines that cater to domestic passengers.  Traffic to and from Toluca represented 2.5% of domestic passengers traveling through our airports in 2012, 3.2% in 2013 and decreased to 2.0% of domestic passengers in 2014. Any event or condition that adversely affects Mexico City International Airport or Toluca International

Airport could adversely affect our business, results of operations, prospects and financial condition.

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

Revenues from passenger charges are not secured, and we may not be able to collect amounts invoiced in the event of the insolvency of one of our principal airline customers.

In recent years, many airlines have reported substantial losses.  Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral.  Furthermore, passenger charges, which accounted for 45.2% of our revenues in 2014, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight.  If any of our key customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges.  For example, as a result of the Grupo Mexicana bankruptcy, we estimate that Ps.128.0 million in accounts receivable could be at risk of not being recovered, which represented 22.1% of our total accounts receivable as of December 31, 2014.  We are an unsecured creditor with respect to these amounts, and we cannot assure you how much, if any, of these amounts we will be able to recover.

Additionally, in November 2011, American Airlines, Inc. and certain of its respective affiliates filed for bankruptcy protection in the United States.  On December 9, 2013 a U.S. Bankruptcy judge approved the completion of a merger between AMR Corp., the parent company of American Airlines, Inc. and US Airways Group, Inc. American Airlines exited from bankruptcy on the same day.  The new company has kept the American Airlines name and is now the world’s largest airline.  During the bankruptcy proceeding, American Airlines continued to operate normally in our airports and we continued to collect amounts due from it in compliance with the existing contractual arrangements, and therefore we did not increase our reserve for doubtful accounts.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees

(which accounted for 36.9% of our total employees as of December 31, 2014), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The operations of our airports may be disrupted due to the actions of third parties beyond our control.

As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities and airlines.  We are also dependent upon the Mexican government or entities of the government for provision of services such as energy, supply of fuel to aircraft at our airports and immigration services for our international passengers.  We are not responsible for and cannot control the services provided by these parties.  Additionally, under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services.  As a result, any disruption in or adverse consequence resulting from the services of third parties, including a work stoppage or other similar event, may require us to provide these services personally or find a third party to provide them, and either event may have a material adverse effect on the operation of our airports and on our results of operations.

Fernando Chico Pardo and Grupo ADO, S.A. de C.V., through their own investment vehicles and their interests in Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V., (or “ITA”), have a significant influence as stockholders and over our management, and their interests may differ from those of other stockholders.

Agrupación Aeroportuaria Internacional III, S.A. de C.V. and Servicios Estrategia Patrimonial, S.A. de C.V., entities directly or indirectly owned and controlled by Fernando Chico Pardo, who is also the chairman of our Board of Directors, own 12.6% of our total capital stock.  In addition, Remer Soluciones a la Inversión, S.A. de C.V. (“Remer Soluciones”), an entity owned and controlled by Grupo ADO, S.A. de C.V. (“Grupo ADO”) owns 12.3% of our total capital stock.  Further, ITA, an entity which is owned 51.0% by entities directly owned and controlled by Mr. Chico Pardo and 49.0% by Remer Soluciones, holds Series BB shares representing 7.65% of our capital stock.  These Series BB shares provide it with special management rights.  For example, pursuant to our bylaws, ITA is entitled to present to the Board of Directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our Board of Directors.  Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our shareholders) so long as its Series BB shares represent at least 7.65% of our capital stock.  Mr. Chico Pardo and Grupo ADO have entered into a shareholders’ agreement that requires their unanimous consent to cause ITA to exercise certain of these rights.  Special rights granted to ITA are more fully discussed in “Item 10.  Additional Information” and “Item 7.  Major Shareholders and Related Party Transactions.”

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

Some of our board members or stockholders may have outside business relationships that generate conflicts of interest.  For example, Fernando Chico Pardo, the chairman of our Board of Directors and one of our principal stockholders, is a member of a number of other boards of directors that from time to time may have interests that diverge from our own.  In addition, Grupo ADO, whose executives sit on our Board of Directors and which is one of our principal stockholders, operates a bus transportation business and has other interests that may be different than ours.  Conflicts may arise between the interests of these or other individuals in their capacities as our shareholders and/or directors, on the one hand, and their outside business interests on the other.  There can be no assurance that any conflicts of interest will not have an adverse effect on our shareholders.

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

We are exposed to risks related to construction projects.

The building requirements under our master development programs could encounter delays or cause us to exceed our budgeted costs for such projects, which could limit our ability to expand capacity at our airports, increase our operating or capital expenses and adversely affect our business, results of operations, prospects and financial condition.  Such delays or budgetary overruns also could limit our ability to comply with our master development programs.  If we do not comply with our master development programs, we may be subject to fines or the loss of our concessions.

In addition, in November 2008, as part of our purchase of 130 hectares of land in the bay of Huatulco for Ps.286.3 million from the National Tourism Fund, or FONATUR, we agreed to construct at least 450 and up to 1,300 hotel rooms.  In connection with the construction of these hotel rooms, we had agreed to meet a series of construction milestones, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction.  We had completed and presented a master development plan and FONATUR had granted us an extension of time to submit architectural plans, which were due on May 15, 2013.  However, on March 26, 2013, FONATUR relieved us of the obligation to submit the architectural plans and complete the construction projects within a specific timeframe.  Therefore, we no longer need to request an extension from FONATUR and we are no longer subject to penalties by FONATUR if we do not submit the plans or complete the construction project within the allotted time.  However, we are still required to meet all other obligations, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction.  For more information on the development in the bay of Huatulco, please see “Item 4. Information on the Company—Business Overview—Other Properties.”  We cannot assure you that FONATUR will not make future requests to complete the project within a set timeframe or that we will be able to timely complete the required steps within that timeframe.

We are exposed to risks related to other business opportunities.

In July 2012, the Puerto Rico Ports Authority granted Aerostar, our joint venture with Oaktree Capital, a concession to operate the Luis Muñoz Marín (“LMM”) International Airport under the United States FAA’s Airport Privatization Pilot Program.  On February 27, 2013, the transaction was finalized and Aerostar began operating the LMM Airport.  In relation to Aerostar’s lease of the LMM Airport (the “Lease”), our Cancún airport subsidiary entered into U.S.$215.0 million credit facility with Bank of America Merrill Lynch and BBVA to make capital contributions to Aerostar required by Aerostar’s Operating Agreement, to which our Cancún airport subsidiary is a party as a member of Aerostar.  Certain covenants in this credit facility restrict our ability to incur debt in the future, which could in turn limit our ability to pursue other business opportunities.  For a more detailed description of the terms of this credit facility, see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Indebtedness.”  Additionally, our Cancún airport subsidiary pledged its membership interests in, and subordinated loan to, Aerostar, as collateral for debt incurred by Aerostar to fund a portion of the concession fee and contingent liabilities related to the concession.  Our Cancún airport subsidiary’s incurrence of debt and pledge of assets may limit our ability to obtain financing for future acquisitions or transactions.  In addition, other risks and uncertainties related to our interest in the LMM Airport concession include the diversion of the attention of our senior management from the operation of our daily business, entering a new market in which we have limited experience, the possibility that revenues from the concession may not offset increased operating expenses associated with the concession or that the future valuations of the concession may differ from the concession fee that we paid, and Aerostar’s potential assumption of liabilities.  We may also explore other business opportunities from time to time, which may result in risks and uncertainties similar to those described above.  Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our revenues, expenses and net income.

Our LMM Airport business is conducted through Aerostar, our joint venture with Oaktree Capital, over which we share joint control.

We and Oaktree Capital (formerly Highstar Capital), through investment funds Highstar Capital IV and Highstar Aerostar, each have a 50.0% interest in our joint venture, Aerostar.  All operating and management decisions relating to Aerostar, except for major decisions, require the approval of the majority of the votes of the managers, provided that at least one manager appointed by each member votes in the affirmative.  However, major decisions, including requiring the members to make additional capital contributions, setting Aerostar’s annual budget, and approving distributions to Aerostar’s members, require the unanimous vote of Aerostar’s managers.

Our interests and strategies in Aerostar’s operation of the LMM Airport may differ from those of Oaktree Capital given that our Cancún airport subsidiary made a subordinated shareholder loan to Aerostar in addition to its equity investment, because of the different nature of our respective businesses and for other reasons.  These diverging interests may impair our ability to reach agreement with Oaktree Capital on certain major decisions.  In the event the managers appointed by each of our Cancún airport subsidiary and Oaktree Capital cannot reach agreement on major decisions and there is a deadlock, any manager may refer the deadlock to the Chief Executive Officers of ASUR or Oaktree Capital.  If the Chief Executive Officers are unable to resolve the deadlock, then the matter will be referred to a non-binding mediation process.  Finally, if the matter is not resolved through mediation, then either member can submit the dispute to final and binding arbitration.  In the event that we do not reach an agreement with Oaktree Capital on an issue that requires unanimous approval of the managers, the delay and cost resulting from a deadlock could adversely affect the operations of the LMM Airport and in turn could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market prices of our shares.

For a discussion of Aerostar’s operating agreement and how it governs and limits our involvement in Aerostar, see “Item 4. Information on the Company—Business Overview—Aerostar’s Operating Agreement.”

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

The system of price regulation applicable to our airports establishes an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation.  The maximum rates for our airports have been determined for each year through December 31, 2018.  For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation” and “Item 4. Information on the Company—Puerto Rican Regulatory Framework—Price Regulation.”  Under the terms of our concessions, there is no guarantee that the results of operations of any airport will be profitable.

Our concessions provide that an airport’s maximum rates will be adjusted periodically for inflation.  Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, including the amendment of certain provisions of the Mexican Airport Law, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain events specified in our concessions have occurred.  The circumstances under which we are entitled to an adjustment are described under “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Special Adjustments to Maximum Rates.”  There can be no assurance that any such request would be made or granted.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates.

In addition, our maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements.  For the five-year term ending December 31, 2018, an annual efficiency adjustment factor of 0.70% was established by the Ministry of Communications and Transportation.  Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport’s maximum rates every five years.  For a description of these efficiency adjustments, see “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Methodology for Determining Future Maximum Rates.”  We cannot assure you that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.

The Mexican government has in the past implemented changes, and may in the future implement additional reforms, to the tax laws applicable to Mexican companies including ASUR.  In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations and cash flows.  For example, on February 20, 2014, a bill of the new Federal Economic Competition Law (Ley Federal de Competencia Económica) was submitted to Mexico’s house of representatives in furtherance and as a result of certain amendments to Mexico’s Constitution passed in 2013. The bill was enacted and published on May 23, 2014.  The new law grants broader powers to the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) or COFECE, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law.

If the COFECE determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the specific service or product. Some of the services we render are public services that are regulated by the Mexican government and we are unsure if the COFECE will apply the new competition law in the same manner and under the same considerations as it would apply to non-regulated service providers.  Should the COFECE determine that all or part of the services we render are considered an essential facility, we may be required to implement significant changes to the way we currently do our business, which could have a material adverse impact on our results of operations.

In connection with tax matters, the terms of our concessions do not exempt us from any changes to the Mexican tax laws.  Should the Mexican government implement changes to the tax laws that result in our having significantly higher income tax liability, we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations.

In 2013, the Mexican government approved a comprehensive tax reform law.  The tax reform law, which became effective January 1, 2014, contains numerous provisions which will have affected us, such as the repeal of the flat tax (“IETU”), the imposition of a 10.0% tax on dividends, a limitation on certain corporate deductions, changes in the tax consolidation rules and changes to indirect taxes such as VAT and changes in criteria for the deductibility of certain expenses and/or the accumulation of income.  Certain of these provisions may affect our cash flows and our results of operation.  For more information on this and other changes to Mexican tax law, see “Item 5.  Operating and Financial Review and Prospects—Taxation.”

Our Mexican concessions may be terminated under various circumstances, some of which are beyond our control.

We operate each of our Mexican airports under 50-year concessions granted as of 1998 by the Mexican government.  Any of the Mexican concessions may be terminated for a variety of reasons.  For example, a concession may be terminated if we fail to make the committed investments required by the terms of that concession.  In addition, in the event that we exceed the applicable maximum rate at an airport in any year, the Ministry of Communications and Transportation is entitled to reduce the applicable maximum rate at that airport for the subsequent year and assess a penalty.  Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in termination only if sanctions have been imposed for violation of the relevant term at least three times. Violations of other terms of a concession can result in the immediate termination of the concession.  We would face similar sanctions for violations of the Mexican Airport Law or its regulations.  Although we believe we are currently complying with the principal requirements of the Mexican Airport Law and its regulations, we may not be in compliance with certain requirements under the regulations.  These violations could result in fines or other sanctions being assessed by the Ministry of Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times.  For a description of the consequences that may result from the violation of various terms of our Mexican concessions, the Mexican Airport Law or its regulations, see “Item 4. Information on the Company—Mexican Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”  Under applicable Mexican law and the terms of our concessions, our concessions may also be subject to additional conditions, which we may be unable to meet.  Failure to meet these conditions may also result in fines, other sanctions and the termination of the concessions.

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

In the event that any one of our Mexican concessions is terminated, whether through reversion (rescate) or otherwise, our other Mexican concessions may also be terminated.  Thus, the loss of any Mexican concession would have a material adverse effect on our business and results of operations.  For a discussion of events which may lead to a termination of a Mexican concession, see “Item 4. Information on the Company—Mexican Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”  Moreover, we are required to continue operating each of our nine Mexican airports for the duration of our concessions, even if one or more of them are unprofitable.

The Mexican government could grant new concessions that compete with our airports, including the Cancún International Airport.

The Mexican government could grant additional concessions to operate existing government managed airports, or authorize the construction of new airports, that could compete directly with our airports.  We may be denied the right to participate in the bidding processes to win these concessions.  For example, in 2010, the Mexican government announced a bidding process to grant a concession for a new airport in the Mayan Riviera.  The Mexican state of Quintana Roo formed a majority state-owned company to seek any such concession that may be granted.  Three other companies, including ASUR, participated in the bidding process in 2010.  On January 31, 2011, the COFECE issued an unfavorable decision regarding our participation in the bidding process for the construction, maintenance and operation of the Mayan Riviera airport.  We disagreed with the decision and the views expressed by the COFECE and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process.  On May 20, 2011, we were notified by the Ministry of Communications and Transportation, through the Mexican Civil Aviation Authority, that the international public bidding process was cancelled because none of the technical bids presented by the participants complied with the requirements established in the bidding documents.  As a result, these legal proceedings were cancelled and have therefore terminated.  No party was declared the winner of these legal proceedings.  However, we may be denied the right to participate in new bidding processes for airports in the region and we are unable to estimate the potential financial impact, if any, that the decision to not let us participate in bidding processes could have on our future earnings.

Currently, the Mayan Riviera is served primarily by Cancún International Airport.  We are unable to predict the effect that a new Mayan Riviera airport would have on our passenger traffic or operating results if the Mexican government decides to move forward with the project.

In February 2014, the Palenque International Airport opened in the city of Palenque, 46.9 miles from Villahermosa.  Although we do not know for certain what impact this new airport may have on passenger traffic, we estimate that it will not be significant.

In addition, in certain circumstances, the Mexican government can grant concessions without conducting the public bidding process.  Furthermore, the COFECE has the power, under certain circumstances, to reject awards of concessions granted by the government.  Please see “Item 4.  Information on the Company—Mexican Regulatory Framework—Grants of New Concessions” below.  Grants of new concessions could adversely affect our business, results of operations, prospects and financial condition.

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated.  In 2014, 56.5% of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our master development programs or the obligation under concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

The Ministry of Communications and Transportation announced in 2007 that it intends to establish a new, independent regulatory agency to supervise the operation of our airports, as well as those of other airports that have been opened to private investment.  We cannot predict whether or when this new agency will be organized, the scope of its authority, the actions that it will take in the future or the effect of any such actions on our business.

If we exceed the maximum rate at any airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for regulated services at each airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport.  We expect to continue to pursue this pricing strategy in the future.  For example, in 2014, our revenues subject to maximum rate regulation represented 99.9% of the amount we were entitled to earn under the maximum rates for all of our airports.  There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index (excluding petroleum)).  However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight.  Such tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions.  From December 31, 2013 to December 31, 2014, the peso depreciated by 12.6%, from Ps.13.10 per U.S.$1.00 on December 31, 2013 to Ps.14.75 per U.S.$1.00 on December 31, 2014.  For a detailed description of historical exchange rates, see “Item 3. Key Information—Exchange Rates.”  In the event that any one of our concessions is terminated, our other concessions may also be terminated.

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

Following the devaluation of the peso in December 1994 and the resulting economic crisis in Mexico, the aggregate passenger traffic volume in our airports in 1995 decreased as compared to the prior year, reflecting a decrease in domestic passenger traffic volume that more than offset an increase in international passenger traffic volume.  Since 2013, the peso has decreased substantially in value against the U.S. dollar, and if this depreciation continues, it could (notwithstanding other factors) lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic.  Any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers.  Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers.

In addition, devaluation or depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the Series B shares, as well as the dollar value of any dividend or other distributions that we may make.

As of December 31, 2014, 63.4% of our liabilities (approximately U.S.$219.8 million) were dollar-denominated.  These liabilities consist primarily of a U.S.$215.0 million credit facility with BBVA Bancomer and Merrill Lynch, which is denominated in U.S. dollars and which matures on February 15, 2018.  Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings, we may incur dollar-denominated debt to finance all or a portion of these investments.  A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

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

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by 1.6% and inflation increased by 2.5%. GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009.  In 2010, the Mexican economy began to recover, with GDP increasing by 5.5% and inflation at 4.4%.  In 2011, Mexican GDP increased 3.7% with inflation decreasing to 3.8%.  In 2012, GDP increased 3.9% with inflation decreasing to 3.6%.  In 2013, Mexican GDP increased 1.1% and inflation increased to 3.9%. In 2014, Mexican GDP increased 2.6% and inflation increased to 4.1%.

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

In addition, in recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, and increased economic activity between the two countries.  Therefore, adverse economic conditions in the United States, the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy.  We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially and adversely affect our business, financial condition or results of operations.

Differences between the corporate disclosure requirements of Mexico and the United States may not adequately reflect our business and results of operations.

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

On August 17, 2010, JMEX B.V., which held 16.1% of our capital stock, disposed of 100.0% of its holdings or 47,974,228 Series B shares, in an underwritten public offering at a price of U.S.$4.48 per Series B share.  On January 4, 2012, Fernando Chico Pardo consummated the sale of 49.0% of ITA and 37,746,290 of his Series B shares to an entity controlled by Grupo ADO, S.A. de C.V for an aggregate purchase price of U.S.$196.6 million.

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

Investment by ITA

As part of the opening of Mexico’s airports to investment, in 1998, the Mexican government sold a 15.0% equity interest in us in the form of 45,000,000 Series BB shares to ITA pursuant to a public bidding process.

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

Under the technical assistance agreement, ITA provides management and consulting services and transfers industry “know-how” and technology to ASUR in exchange for a technical assistance fee.  This agreement is more fully described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”  The agreement provides us a perpetual and exclusive license in Mexico to use all technical assistance and “know-how” transferred to us by ITA or its stockholders during the term of the agreement.  The agreement had an initial fifteen-year term which expired in 2013, and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The agreement was automatically renewed on December 18, 2013.  Although Copenhagen Airports A/S (“Copenhagen Airports”) sold its stake in ITA to Mr. Chico Pardo in October 2010, this technical assistance agreement continues in force.  ITA provides us assistance in various areas, including strategic planning, financial analysis and control, development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic volume at our airports, political and regulatory issues, assistance with the preparation of the master development plans that we are required to submit to the Ministry of Communications and Transportation with respect to each of our airports, construction programming, exploring and analyzing new business opportunities, and the improvement of our airport operations.

The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for United States inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement).  The agreement was amended in 2012 to provide for quarterly payments of the fee.  The fixed dollar amount decreased during the agreement’s initial five years.  The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002.  Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the United States consumer price index) as from the first anniversary of the technical assistance agreement.  In 2014, the fixed amount was U.S.$2.8 million.  We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  In 2012, 2013 and 2014, the technical assistance costs were Ps.154.4 million, Ps.173.3 million and Ps.190.4 million respectively, greater than the fixed cost of Ps.35.3 million, Ps.36.8 million and Ps.41.9 million respectively for the same periods.

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

ITA was restricted from transferring any of its remaining Series BB shares until December 18, 2008.  From December 18, 2008 until December 17, 2013, ITA could sell in any year up to 20.0% of its remaining ownership interest in us represented by Series BB shares.  These selling restrictions ended when the participation agreement expired on December 17, 2013.  Our bylaws provide that Series BB shares must be converted into Series B shares prior to transfer.  For a more detailed discussion of ITA’s rights to transfer its stock, see “Item 10.  Additional Information—Registration and Transfer.”

As required under the participation agreement entered into in connection with the Mexican government’s sale of the Series BB shares to ITA, ITA transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C (“Bancomext”).  Under the terms of the participation agreement and the trust agreement, ITA’s majority shareholder, currently Fernando Chico Pardo, was required to, directly or indirectly, maintain an ownership interest in ITA of a minimum of 51.0% unless otherwise approved by the Ministry of Communications and Transportation.  To the extent that Mr. Chico Pardo acquired shares of ITA in excess of a 51.0% interest, this additional interest could be sold without restriction.  This ownership requirement expired on December 18, 2013.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—ITA Trust” for a further description of these provisions.  If ITA or its stockholders default on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5.0% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

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

In connection with the tender offers and other transactions undertaken by Mr. Chico Pardo in June 2007, ITA converted 22,050,000 Series BB shares representing 7.35% of our total outstanding capital stock into Series B shares and transferred such shares to Agrupación Aeroportuaria Internacional, S.A. de C.V. by means of a spin-off.  As a result of this transaction ITA currently holds 22,950,000 Series BB shares representing 7.65% of our total outstanding capital stock.  See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Capital Stock Structure.”

On October 13, 2010, Copenhagen Airports consummated the sale of its 49.0% stake in ITA to Mr. Chico Pardo.  As a result of this transaction, Mr. Chico Pardo became the direct or indirect owner of 100.0% of the shares of ITA.  On January 4, 2012, Fernando Chico Pardo consummated the sale of an entity that owns and controls 49.0% of the shares of ITA to Corporativo Galajafe (now Remer Soluciones), an entity owned and controlled by Grupo ADO.  See “Item 7. Major Shareholders and Related Party Transactions—Purchase and subsequent sale of 49.0% of ITA by Fernando Chico Pardo.”

Mr. Chico Pardo is the founder and President of Promecap, S.C. since 1997.  He was appointed by ITA as a member of our Board of Directors and has been Chairman of the Board since April 28, 2005.  He has also served as a board member of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México and Grupo Posadas de México.

Investment in Luis Muñoz Marín (“LMM”) International Airport

On July 11, 2012, Aerostar, a joint venture between our Cancún airport subsidiary and Oaktree Capital, submitted a successful bid for a concession to operate the LMM Airport.  On February 27, 2013, the transaction was completed and Aerostar began operating the LMM Airport.  Our Cancún airport subsidiary owns 50.0% of Aerostar’s outstanding membership interests, which it has pledged on a non-recourse basis to secure up to U.S.$410.0 million of indebtedness incurred by Aerostar to pay the upfront leasehold fee, fund capital expenditures and for working capital purposes.  As member of Aerostar, our Cancún airport subsidiary is entitled to distributions.  However, pursuant to the terms of Aerostar’s debt, no distributions may be paid until a U.S.$50.0 million capital expenditure facility and a U.S.$10.0 million working capital facility are paid in full.  These facilities mature in March 2016.  After these facilities are repaid, distributions may be made subject to satisfaction of certain conditions by Aerostar, including compliance with a debt service coverage ratio test.  Additionally, our Cancún airport subsidiary made a U.S.$100.0 million subordinated shareholder loan to Aerostar to partially fund the cost of acquiring the concession to operate the LMM Airport and it is entitled to cash interest payments on this loan whenever certain conditions are met, including that dividends are permitted to be paid.  Cash interest on the shareholder loan is paid in preference to any dividends that may be payable.  When cash interest payments are not permitted, interest on this loan is capitalized.  To date, no cash payments have been made on the shareholder loan, and U.S.$6.34 in interest has been capitalized as of December 31, 2014.

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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2014		2015		2016		2017		2018		Totals
	(millions of constant pesos as of December 31, 2014)(1)

Cancún	830.9	(2)	2,344.3	(2)	1,475.0	(2)	898.1	(2)	225.3	(2)	5,773.6	(2)
Cozumel	25.7		63.0		22.8		63.7		6.2		181.4
Huatulco	56.2		56.8		6.1		7.8		6.7		133.6
Mérida	68.0		188.5		92.8		40.2		4.1		393.6
Minatitlán	42.8		25.3		10.7		2.0		4.3		85.1
Oaxaca	9.4		29.8		38.3		13.8		6.0		97.3
Tapachula	14.9		26.3		2.4		4.4		8.1		56.1
Veracruz	205.0		184.0		8.0		6.3		5.5		408.8
Villahermosa	36.7		50.9		53.4		5.8		12.1		158.9
Total	1,289.6		2,968.9		1,709.5		1,042.1		278.3		7,288.4

(1)                                 Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)                                 As of December 31, 2014 we have invested Ps.1,294.2 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
Airport	January 1, 2014 – December 31, 2018		January 1, 2019 – December 31, 2023	January 1, 2024 – December 31, 2028
	(millions of constant pesos as of December 31, 2014)(1)

Cancún	5,773.6	(2)	1,507.1	1,395.8
Cozumel	181.4		63.7	133.8
Huatulco	133.6		151.0	97.7
Mérida	393.6		164.7	108.3
Minatitlán	85.1		31.3	67.1
Oaxaca	97.3		109.2	88.0
Tapachula	56.1		37.9	63.6
Veracruz	408.8		114.9	133.5
Villahermosa	158.9		106.9	138.0
Total	7,288.4		2,286.7	2,225.8

(1)                                 Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)                                 As of December 31, 2014 we have invested Ps.1,294.2  million (which is included in the investment commitments for this period shown above).

BUSINESS OVERVIEW

We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998.  As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities.  We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers.  Our concessions include the concession for Cancún International Airport, which was the second busiest airport in Mexico in 2014 in terms of passenger traffic, and the first busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation.  We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

In addition, our joint venture Aerostar holds a lease to operate, maintain and develop the LMM Airport, in San Juan, Puerto Rico, for forty years from February 27, 2013.

Mexico

Mexico is one of the main tourist destinations in the world.  Mexico has historically ranked in the top ten countries worldwide in terms of foreign visitors, with approximately 29.1 million visitors in 2014, according to the Mexican Ministry of Tourism.  Within Latin America and the Caribbean, Mexico ranked second in 2014 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization.  The tourism industry is one of the largest generators of foreign exchange in the Mexican economy.  Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2014, according to the Mexican Ministry of Tourism.  Cancún International Airport represented 75.1%, 75.7% and 75.4% of our passenger traffic volume and 76.7%, 76.5% and 75.8% of our revenues in 2012, 2013 and 2014, respectively.  As of December 31, 2014, Cancún had 30,780 hotel rooms, according to the Mexican Ministry of Tourism.  We believe that Cancún International Airport benefits from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas.  According to the Mexican National Trust for Tourism Development, the Mayan Riviera had 41,407 hotel rooms as of December 31, 2014.

Our Mexican airports served approximately 19.2 million passengers in 2012, 21.1 million passengers in 2013 and approximately 23.2 million passengers in 2014.  For year-by-year passenger figures, see “Item 4. Information on the Company—Business Overview—Our Mexican Airports.”

The United States currently is a significant source of passenger traffic volume in our airports.  In 2012, 2013 and 2014, international passengers represented 55.1%, 55.5% and 55.5% respectively, of the total passenger traffic volume in our airports.  In 2012, 2013 and 2014, 58.2%, 58.1% and 59.5% respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States.  As of December 31, 2014, seven

Mexican and 81 international airlines, including United States-based airlines such as American Airlines (previously American Airlines and U.S. Airways) and United Air Lines (previously United Air Lines and Continental Airlines), were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.

The following table sets forth our revenues for the period presented.

	Year Ended December 31,
	2012	2013	2014
	(thousands of pesos)
Revenues:
Aeronautical Services	Ps.2,849,136	Ps.3,076,737	Ps.3,319,672
Non-Aeronautical Services	1,607,585	1,782,753	1,979,717
Construction Services	663,170	586,596	579,774
Total	Ps.5,119,891	Ps.5,446,086	Ps.5,879,163

Aeronautical Services

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the “dual-till” price regulation system applicable to our airports.

Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services.  Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense.  Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft.  In 2012, 2013 and 2014, 55.6%, 56.5% and 56.5% of our consolidated revenues, respectively, were derived from aeronautical services.

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers).  We do not collect passenger charges from arriving passengers.  Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline.  As of March 2015, the charge for international passengers was U.S.$25.69 for the Huatulco and Merida Airports and U.S.$23.71, U.S.$21.21, U.S.$20.69, U.S.$13.97, U.S.$21.55, U.S.$22.41 and U.S.$16.55 for the Veracruz, Villahermosa, Cozumel, Tapachula, Minatitlán, Oaxaca and Cancún Airports, respectively.  As of March 2015, the charge for domestic passengers was Ps.145.69, Ps.187.07, Ps.296.55, Ps.284.48, Ps.337.93, Ps.353.45, Ps.204.31, Ps.250.00 and Ps.216.38 for the Cancun, Cozumel, Huatulco, Merida, Minatitlan, Oaxaca, Tapachula, Veracruz and Villahermosa Airports, respectively.  International passenger charges are currently dollar-denominated, but generally collected in pesos based on the average exchange rate during the month prior to the flight.  Domestic passenger charges are peso-denominated.  In each of 2012, 2013 and 2014, passenger charges represented 80.1%, 79.0% and 80.1% respectively of our aeronautical revenues and 44.5%, 44.6% and 45.2% respectively, of our total consolidated revenues.  From time to time, including in 2014, we have offered discounts on passenger charges at certain of our airports.

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

Non-aeronautical Services

General

Non-aeronautical services have historically generated a proportionately smaller portion of our revenues.  Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport).  In 2012, 2013 and 2014, 27.6%, 28.8% and 29.7% of our consolidated revenues, respectively, were derived from commercial revenues as defined under the Mexican Airport Law.

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

In 2007, we opened 21 new retail stores in Cancún International Airport, mostly in connection with the opening of the new Terminal 3, including restaurants, gift shops, a duty free shop, a drugstore, a convenience store, an exchange booth, and a spa.  We also opened one new retail store at each of the Mérida, Veracruz, and Villahermosa airports.  In addition, in July 2007, we signed a five-year agreement with Banco Santander to install and operate branches at the Cancún, Mérida, and Veracruz airports, and to install ATMs at the Cozumel, Huatulco, Minatitlán, Oaxaca, Tapachula, and Villahermosa airports.  In 2008, we opened one new store in Cancún Airport.  In 2009, we opened one new store in Cancún Airport as well as car rental locations at Cancún, Mérida, Tapachula and Veracruz airports.  In 2010, we opened 20 commercial spaces and closed eight commercial spaces for a net increase of 12 commercial spaces (including retail, convenience stores and foreign exchange services), including seven in Cancún, two in each of Veracruz, Villahermosa, Oaxaca, Merida and Huatulco, and one in each of Cozumel, Minatitlán and Tapachula.  In 2011, we opened nine commercial spaces, including six in Cancún, one in Cozumel, one in Minatitlán and one in Tapachula.  In 2012, we opened six commercial spaces, including three in Villahermosa, two in Merida and one in Veracruz.  In 2013, we opened 27 commercial spaces, including 21 in Cancún, two in Villahermosa, one in Veracruz, one in Cozumel and two in Oaxaca.  In 2014, we opened 52 commercial spaces, including 32 in Cancun, four in Merida, three in Villahermosa, two in Veracruz, five in Cozumel, three in Oaxaca, two in Huatulco and one in Minatitlan.

We believe that revenues from commercial activities account for 25.0% or more of the consolidated revenues of many leading international airports.  Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in our airports.

Within our nine Mexican airports, we leased 678 commercial premises through 279 contracts with tenants as of December 31, 2014, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies.  Our most important tenants in terms of occupied space and revenue in 2014 were Aldeasa and Controladora Mera and its affiliates.  Generally, concessionaires pay a monthly fee based on the higher of a fixed amount or a percentage of their revenues.

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

Under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services.  Administradora Especializada is currently the sole provider of baggage handling services at all of our Mexican airports except for Tapachula and Minatitlán Airports, whose provider is Estrategia Especializada en Negocios, S.A. de C.V.  If Administradora Especializada ceased to provide such services directly, we could be required to provide these services or find a third party to provide them.

Automobile Parking and Ground Transport

Each of our Mexican airports has public car parking facilities consisting of open-air parking lots.  The only Mexican airport at which we do not charge parking fees is Cozumel.  Revenues from parking at our Mexican airports currently are not regulated, although they could become regulated upon a finding by the COFECE there are no competing alternatives.

We collect revenues from various commercial vehicle operators, including taxi, bus and other ground transport operators.  Our revenues from permanent providers of ground transport services, such as access fees charged to taxis, are regulated activities, while our revenues from non-permanent providers of ground transport services, such as access fees charged to charter buses, are not regulated revenues.  In October 2007, we entered into new concession agreements with car rental companies, which had better economic terms than the previous concession agreements.  The concession agreements in Cancún will expire in May 2015 and they are currently in the process of being renegotiated.  The concession agreements at the other airports have been renegotiated and they will expire in 2016, 2017, 2018 and 2019.

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

Fuel

All airport property and installations related to the supply of aircraft fuel were retained by the Mexican Airport and Auxiliary Services Agency in connection with the opening of Mexico’s airports to private investment.  Pursuant to our concessions, the Mexican Airport and Auxiliary Services Agency has entered into agreements obligating it to pay each of our subsidiary concession holders a fee for access to our facilities equivalent to 1.0% of the service charge for fuel supply.  In the event that the Mexican government were to privatize fuel supply activities in the future, the terms of our concessions provide that it will do so through a competitive bidding process.

Our Mexican Airports

In 2014, our Mexican airports served a total of 23.2 million passengers, 55.5% of which were international passengers.  In 2014, Cancún International Airport accounted for 75.4% of our passenger traffic volume and 75.8% of our revenues from our nine Mexican airports.

All of our Mexican airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our Mexican airports based on flight origination or destination.

Passengers by Flight Origin or Destination(1)
(in thousands)

	Year Ended December 31,
Region	2010	2011	2012	2013	2014	Percentage of Total 2014
Mexico(2)	7,245	7,694	8,941	9,718	10,664	46.1%
United States	6,197	6,188	6,174	6,801	7,646	33.0%
Canada	1,545	1,715	1,777	1,685	1,883	8.1%
Europe	1,202	1,325	1,499	1,790	1,704	7.4%
Latin America	525	617	855	1,085	1,260	5.4%
Asia and others	1	1	1	1	0	0.0%
Total	16,715	17,540	19,247	21,080	23,157	100%

(1) Figures exclude passengers in transit and private aviation passengers.

(2) Figures include domestic flights taken by international passengers; in 2014, such flights accounted for 2.8% of all flights traveling within Mexico to our airports.

In 2012, 2013 and 2014, 70.5%, 68.0% and 67.8%, respectively, of our domestic passengers traveled to or from Mexico City.

The following table sets forth the total traffic volume and air traffic movements in our nine Mexican airports for the periods presented:

Airport Traffic
(in thousands)

	Year ended December 31,
	2010	2011	2012	2013	2014
Passengers:
Total	16,715.3	17,539.8	19,246.6	21,079.6	23,157.6
Air traffic movements:
Total	256.1	250.9	260.0	267.2	290.3

The following table sets forth the passenger traffic volume for each of our Mexican airports during the periods indicated:

Passenger Traffic
(in thousands)

	Year ended December 31,
	2010	2011	2012	2013	2014

Cancún	12,439.3	13,022.5	14,463.5	15,962.2	17,455.4
Mérida	1,135.7	1,225.6	1,233.7	1,316.2	1,437.0
Villahermosa	728.8	851.3	960.1	1,014.4	1,121.4
Veracruz	834.2	867.4	894.5	1,010.8	1,157.5
Oaxaca	446.7	401.3	473.1	510.3	542.3
Huatulco	385.6	459.6	473.3	484.6	519.6
Cozumel	438.8	441.7	457.2	449.9	514.5
Minatitlán	121.0	108.5	133.2	174.9	234.7
Tapachula	185.2	161.9	158.0	156.3	175.2
Total	16,715.3	17,539.8	19,246.6	21,079.6	23,157.6

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2010	2011	2012	2013	2014

Cancún	119,826	120,513	127,876	135,800	146,238
Veracruz	32,849	30,163	30,429	32,435	33,233
Mérida	30,838	28,545	28,204	27,842	31,731
Villahermosa	19,723	20,351	22,143	22,017	25,096
Oaxaca	15,762	14,940	15,851	14,529	15,267
Cozumel	15,339	15,008	14,919	13,865	14,866
Tapachula	7,993	7,344	7,227	7,728	8,657
Huatulco	6,798	7,892	7,226	6,846	7,774
Minatitlán	6,994	6,178	6,159	6,100	7,418
Total	256,122	250,934	260,034	267,162	290,280

(1)                                 Includes departures and landings.

The following table sets forth the air traffic movements in our Mexican airports for the periods indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category

	Year ended December 31,
	2010	2011	2012	2013	2014

Commercial Aviation	203,167	198,121	205,754	216,594	236,741
Charter Aviation	10,517	11,273	10,288	9,540	6,970
General Aviation(1)	42,438	41,540	43,992	41,028	46,569
Total	256,122	250,394	260,034	267,162	290,280

(1)                                   General aviation generally consists of small private aircraft.

Cancún International Airport

Cancún International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues.  In 2014, Cancún International Airport was the second busiest airport in Mexico in terms of passenger traffic and the first busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation.  The airport is located approximately 16 kilometers (ten miles) from the city of Cancún, which has a population of 760,364.  A substantial majority of the airport’s international passengers (57.0% in 2012, 57.1% in 2013 and 58.7% in 2014) began or ended their travel in the United States.  The airport’s most important points of origin and destination are Mexico City, Miami, Houston, New York, Atlanta, Dallas and Chicago.  Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States.  See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the economies of the United States or Mexico.”

During 2014, approximately 17.5 million passengers traveled through Cancún International Airport, principally through Terminal 2 and Terminal 3, which was opened in May 2007.  After having closed in October 2005 following Hurricane Wilma, Terminal 1 was re-opened in November 2013 to service an increased flight schedule of low-cost airlines such as VivaAerobus and MagniCharters.

Cancún is located in the state of Quintana Roo.  Cancún and its surroundings were the most visited international tourism destination in Mexico in 2014, according to the Mexican Ministry of Tourism.  According to the Mexican National Trust for Tourist Development, the Cancún area had 30,780 hotel rooms as of December 31, 2014.  Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún International Airport.  By air, Cancún is approximately one and a half to five hours from all major cities in the United States and 10 to 13 hours by air from most major European cities.

Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites.  Cancún International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal.  According to the Mexican National Trust for Tourism Development, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of 72,187 hotel rooms as of December 31, 2014.

Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business is highly dependent upon revenues from Cancún International Airport.”

The airport’s facilities include Terminal 1 (the charter and low-cost airline terminal), Terminal 2 (the old main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the new terminal that commenced operations in May 2007 as described below) and a general aviation building that handles private aircraft.  The airport has 42 gates, 20 of which are accessible by passenger walkways. Terminal 1 has six contact gates, Terminal 2 has nine gates accessible by passenger walkways and eight remote gates and Terminal 3 has 11 boarding gates accessible by passenger walkways.  The airport has 420 retail outlets located throughout Terminals 1, 2 and 3, and one bank branch located in Terminal 3.

Terminal 1 in Cancún International Airport, which we acquired on June 30, 1999, has an area of 20,383 square meters (approximately 234.0 thousand square feet).

As part of our commercial strategy, in the fourth quarter of 2005 we completed an expansion of 8,224 square meters (approximately 88.6 thousand square feet) and a remodeling of 1,387 square meters (approximately 14.4 thousand square feet), giving us a total of 52,522 square meters (approximately 563.3 thousand square feet) in Cancún Airport’s Terminal 2.  As part of our Master Development Program, we remodeled Terminal 2 in 2014.  Specifically, we added security checkpoints and remodeled the space to improve passenger traffic.  The remodel freed up space on the ground floor and upper level of Terminal 2 and, as a result, we were able to add new commercial spaces to the terminal.

On December 6, 2005, we began construction on Terminal 3, which we opened on May 17, 2007, and which began operations on May 18, 2007.  With a total investment of U.S.$100.0 million, Terminal 3 constitutes our most ambitious investment project to-date.  Terminal 3 doubled international passenger capacity at Cancún International Airport.  The new building, measuring a total area of 45,263 square meters (approximately 487.2 thousand square feet), has capacity for 84 check-in counters and 11 boarding gates with boarding bridges and four remote boarding gates served by buses, as well as 27 retail outlets and one bank branch.  The terminal features state-of-the-art passenger information systems and security equipment, including the first CT scanning system (a system that uses x-rays to form a three-dimensional model of the contents of a piece of luggage) in Mexico for all checked baggage.

Furthermore, in order to accommodate expected increases in passenger traffic and operations, expansion of Terminal 3 has commenced as part of our master development program.  As part of the expansion, we expect to undertake a remodeling of the security checkpoints, including the installation of additional security lines with X-ray equipment and more waiting areas; an expansion of the baggage reclaim area by approximately 1,800 square meters and the construction of additional carousels with larger flow space; an expansion of the customs area by approximately 1,400 square meters; a remodeling of the check-in area, including an expansion by approximately 700 square meters and the addition of approximately 30 new service counters; and the redesign of the boarding lounge to accommodate six additional contact stands and a mezzanine level for arrivals.

Cancún International Airport currently has two runways.  The first runway has a length of 3,500 meters (2.2 miles).  The second runway, which was completed in 2009, has a length of 2,800 meters (1.7 miles).  Along with the second runway, we also built a new control tower at Cancún airport in 2009.

In April 2006, we obtained a license to develop cargo facilities at the airport, which are currently being operated by Caribbean Logistics, S.A. de C.V. (previously Asur Carga, S.A. de

C.V.).  As of February 24, 2015, we charge taxis and passenger vans an access fee of Ps.20.69, and buses an access fee of Ps.34.91, upon entering the airport.

In October 2004, the Mexican state of Quintana Roo formed a majority state-owned company, Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., to seek a concession from the Mexican federal government to build and operate a new airport in the Mayan Riviera region of the state, which is currently served primarily by Cancún International Airport.  This airport would be approximately 101 kilometers from our airport in Cancún and could adversely affect passenger traffic there.  The bidding process for the concession for the airport was announced on May 11, 2010.  Three companies, including ASUR, participated in the bidding process for the concession.  On January 31, 2011, the COFECE issued an unfavorable decision regarding our participation in the bidding process for the construction, maintenance and operation of the Mayan Riviera airport.  We disagreed with the decision and the views expressed by the COFECE and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process.  On May 20, 2011, we were notified by the Ministry of Communications and Transportation, through the Mexican Civil Aviation Authority, that the international public bidding process was cancelled because none of the technical bids presented by the participants complied with the requirements established in the bidding documents.  As a result, these legal proceedings were cancelled and have therefore terminated.  No party was declared the winner of these legal proceedings.  If the bidding process is restarted, we may again be denied the right to participate.

Mérida International Airport

Mérida International Airport serves the inland city of Mérida, which has a population of 886,677 and surrounding areas in the state of Yucatán.  Mérida International Airport ranked second among our airports in 2014 in terms of passenger traffic and contribution to revenues.  The substantial majority of this airport’s passengers are domestic.  The airport’s primary point of origin and destination is Mexico City.  In 2014, approximately 1.43 million passengers traveled through Mérida International Airport.

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

In 2012, 2013 and 2014, 17,713, 17,867 and 17,954 metric tons of cargo, respectively, were transported through Mérida International Airport, making it our leading airport in terms of cargo volume.  In 2012, 2013 and 2014, Mérida represented 34.4%, 35.2% and 38.0%, respectively, of our total cargo volume.  We have considered opportunities for further developing the Mérida cargo facilities, but we have no plans to pursue such opportunities at this time.

There are currently 52 businesses operating at Mérida International Airport.  One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (“GDS”) pursuant to a long-term lease contract that terminated on January 1, 2009.  This lease allowed GDS to construct and develop the airport’s air cargo terminal.  Because GDS continues operating the business notwithstanding the termination of the lease, we have initiated legal proceedings to have them evicted, which are currently in process. In addition, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009.  Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

Cozumel International Airport

Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo.  The airport primarily serves foreign tourists.  During 2014, 514,528 passengers traveled through Cozumel International Airport, most of which were international passengers.  Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 2.75 million, 2.75 million and 3.41 million cruise ship visitors in 2012, 2013 and 2014, respectively.  Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers.  The airport’s most important points of origin and destination are Houston, Dallas, Atlanta and Mexico City.  The island of Cozumel has a population of 88,890.

As part of our commercial strategy, at Cozumel International Airport’s terminal we completed an expansion of 2,218 square meters (approximately 23.9 thousand square feet) and a remodeling of 1,132 square meters (approximately 12.2 thousand square feet) in 2001, giving us a terminal building with a total of 9,831 square meters (approximately 105.8 thousand square feet).

The airport has a commercial runway with a length of 2,700 meters (1.7 miles).  The airport has one main commercial terminal with four remote boarding positions.  The airport also has a general aviation building for small private aircraft.  There are currently 41 businesses operating at Cozumel International Airport.

Villahermosa International Airport

Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site.  The city of Villahermosa has a population of 705,810.  Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry.  During 2014, the airport served approximately 1.1 million passengers, substantially all of which arrived on domestic flights.  The airport’s most important points of origin and destination are Houston, Dallas, Miami and Mexico City.

As a result of a modernization project carried out in 2006 the airport’s commercial aviation apron was extended by a total of 12,521 square meters (approximately 134.6 thousand square feet), representing an increase of 87.0%.  The terminal building was expanded from 5,463 square meters (approximately 58.7 thousand square feet) to 9,584 square meters (approximately 103.2 thousand square feet), representing an increase of 77.0%.  There are currently 38 businesses operating at Villahermosa International Airport.

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

Oaxaca International Airport

Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca.  The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of 331,528.  The airport served 542,271 passengers in 2014, most of which were domestic.  The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions.  Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with six remote positions.  The airport also includes a general aviation building for small private airplanes with 22 positions.  There are currently 23 businesses operating at Oaxaca International Airport.

Veracruz International Airport

Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico.  The city of Veracruz has a population of 522,314.  Veracruz is one of the busiest ports in Mexico, accounting for 11.6% of all commercial traffic in Mexican ports, and is the location of the country’s largest container terminal.  According to the Mexican Bureau of Ports, Veracruz accounted for 11.6% of all waterborne cargo handled by Mexican ports in 2014.  In 2014, the airport served approximately 1.2 million passengers.  Because the airport’s passengers are primarily Mexican businesspeople, its passenger volume and results of operations are dependent on Mexican economic conditions.  The airport’s most important point of origin and destination is Mexico City.

The original 4,065 square meters (43,700 square feet) of the terminal building at the airport were remodeled in 2005, and an extension of 2,000 square meters (21,500 square feet) was added, representing an increase of 49.0%.  In addition, special collapsible jetways were built to protect passengers during boarding and disembarking, along with a new international baggage claim facility and bigger, newer offices and facilities for federal authorities.  There are currently 35 businesses operating at Veracruz International Airport.

The airport has two perpendicular runways, one with a length of 2,400 meters (1.5 miles) and another with a length of 1,523 meters (1.0 miles).  The airport has one main commercial terminal.  The airport also has a general aviation building for small private aircraft with 23 positions.

Huatulco International Airport

Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast.  Huatulco has a population of 42,142, and was first developed as a tourist resort in the late 1980s.  The airport served 519,619 passengers in 2014, most of which were domestic.  The substantial majority of the airport’s passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic.  The airport’s most important points of origin and destination are Mexico City, Toluca and Oaxaca.

The airport has one runway with a length of 3,000 meters (1.9 miles).  It was extended from a previous length of 2,700 meters (1.7 miles).  The airport’s terminal has seven remote positions.  The airport has a general aviation building for small private airplanes with fourteen positions.  There are currently 34 businesses operating at Huatulco International Airport.

Tapachula International Airport

Tapachula International Airport serves the city of Tapachula, which has a population of 234,127, and the state of Chiapas.  In 2014, the airport served 175,194 passengers, substantially all of which were domestic.  The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles), which was repaired in 2010.  The airport has one terminal with three remote boarding positions.  The airport also has a general aviation building for small private aircraft with 21 boarding positions.  There are currently 18 businesses operating at Tapachula International Airport.

Minatitlán International Airport

Minatitlán International Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos in the state of Veracruz, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán.  The metropolitan area comprised of these three cities has a population of 116,216.  In 2014, the airport served 234,749 passengers.  In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque.  The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses.  Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,100 meters (1.3 miles).  The airport’s main terminal has four remote parking positions.  The airport has a general aviation building for small private airplanes with 22 boarding positions.  There are currently 17 businesses operating at Minatitlán International Airport.

Other Properties

In October 2008, we purchased 130 hectares of land on the bay of Huatulco from FONATUR for Ps.286.3 million. We won the right to purchase the land through a public bidding process that was part of a program launched by the Mexican government to accelerate the development of Huatulco as a flagship city for Mexican tourism.  Pursuant to the terms of the purchase agreement, we are required to construct at least 450, and no more than 1,300 hotel rooms.  We will be considered to have satisfied our obligations under the purchase agreement when at least 80.0% of the construction on 450 hotel rooms is completed.  On March 26, 2013, FONATUR relieved us of the obligation to submit architectural plans and begin and complete construction within a specific timeframe.  Therefore, we are no longer subject to penalties by FONATUR if we do not present the architectural plans or complete the project within the allotted time.  However, we cannot assure you that FONATUR will not make future requests to complete the project within a set timeframe or that we will be able to timely complete the required steps within that timeframe.

Principal Air Traffic Customers of our Mexican Airports

As of December 31, 2014, 95 international airlines and 61 Mexican airlines operated flights at our nine airports (including airlines operating solely on a code share basis).  A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.

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

Among foreign airlines, American Airlines (previously American Airlines and U.S. Airways) and United Air Lines (previously United Air Lines and Continental Airlines) operate the greatest number of flights to and from our airports.  In 2014, American Airlines (previously American Airlines and U.S. Airways) and United Air Lines (previously United Air Lines and Continental Airlines) accounted for 6.6% and 5.4%, respectively, of our revenues.

The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2012, 2013 and 2014:

Principal Air Traffic Customers

	Percentage of ASUR Revenues
	Year ended December 31,
	2012	2013	2014
Customer
American Airlines (previously American Airlines and U.S. Airways) (1)	7.0%	7.0%	6.6%
ABC Aerolineas S.A. de C.V. (Interjet)	5.0%	5.4%	5.4%
United Air Lines, Inc.	5.0%	4.9%	5.4%
Aerovías de Mexico, S.A. de C.V. (Aeromexico)	5.3%	5.0%	4.6%
Controladora Vuela Compañia de Aviacion S.A.B. de C.V. (Volaris)	2.4%	3.4%	4.0%
Aviation Support S.A. de C.V.	3.9%	3.6%	3.2%
Delta Air Lines, Inc.	2.9%	2.7%	3.2%
Air Canada	0.8%	0.6%	0.7%
Aviacion Comercial Especializada S.A. de C.V.	1.7%	1.5%	0.3%
Other	66.0%	65.9%	66.6%
Total	100.0%	100.0%	100.0%

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

Competition

Since our business is substantially dependent on international tourists, our principal competition is from competing tourist destinations.  We believe that the main competitors to Cancún are vacation destinations in Mexico, such as Acapulco, Puerto Vallarta and Los Cabos, and elsewhere such as Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean island and Central American resorts.  In March 2000, a new airport opened in Chichen Itza.  This airport is operated by the state of Yucatán.

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

The Mexican Airport and Auxiliary Services Agency currently operates seven small airports in Mexico’s southeast region.  The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 4.6% of the passenger traffic in the region.

Other Airports

Luis Muñoz Marín International Airport

We, through our Cancún airport subsidiary, own a 50.0% interest in Aerostar, which has a 40-year lease for the LMM Airport.  The LMM Airport is located three miles outside of San Juan, Puerto Rico.  It is the Caribbean’s largest and busiest airport, offering leisure and business travel to over 50 destinations.  The LMM Airport serves the capital of San Juan and it is the primary gateway from Puerto Rico to international destinations and the mainland United States. The LMM Airport is ranked as the 13th largest medium hub facility and the 43rd largest airport in the United States by the FAA based on number of enplanements, as of December 31, 2013.  According to the Puerto Rico Ports Authority, in 2012, 2013 and 2014, approximately 8.4 million, 8.3 million and 8.6 million passengers, respectively, travelled through the LMM Airport.

The LMM Airport site covers approximately 1,300 acres of land.  It does not face competition from other forms of surface transportation given its island location.  The largest competing airport on the island is nearly two hours away by car from San Juan.  The LMM Airport is a short driving distance from the largest hotels in Puerto Rico.  The top ten hotels on the island, which represent 54.0% of total hotel capacity, are on average within twelve miles of the LMM Airport.

The LMM Airport has the capacity to handle up to 10 million enplanements annually, which is more than double its current usage.  The LMM Airport is comprised of two runways and five terminals (Terminals A through E).  Terminal A, which is the newest facility at the LMM Airport, opened in June 2012.  Terminals B through E were constructed in various stages beginning with Terminals D and E in the late 1950s, then Terminal B in the 1980s and Terminal C in the 1990s.  Terminal B was closed in November 2013 for remodeling, and we reopened the terminal during the fourth quarter of 2014.  Terminal E is not currently in use and Aerostar plans to close Terminal D within the first three years of operations to utilize the airport’s capacity more efficiently.

As of July 2014, scheduled passenger air services at LMM Airport were provided by 35 airlines (together with regional affiliates and other partners).

Over the past decade, passengers at LMM Airport traveling to and from the United States have represented 83.0% of total passenger traffic.  The LMM Airport’s passenger segments are primarily divided among leisure, visiting friends and relatives and business.

Aerostar’s Operating Agreement

In order to participate in the bidding process for the LMM Airport, our Cancún airport subsidiary entered into a joint venture with two of Oaktree’s infrastructure funds, Highstar Capital IV, L.P. (Highstar IV) and Highstar Aerostar Prism/IV-A Holdings, L.P. (Highstar Aerostar) and created Aerostar on March 14, 2012 for the purpose of leasing, developing, operating and managing the LMM Airport pursuant to the Lease Agreement, the Airport Use Agreements and the terms of the contracts related to the LMM Airport assumed by Aerostar as of February 27, 2013.  As part of Aerostar’s formation process, our Cancún airport subsidiary entered into Aerostar’s Limited Liability Company Operating Agreement with Highstar IV and Highstar Aerostar, as members, on July 11, 2012.  The Operating Agreement governs the relationship between the three Aerostar members and sets out their governance, management and voting rights.

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

As a member of Aerostar, our Cancún airport subsidiary was required to make an initial capital contribution equivalent to (x) its proportionate share of the Leasehold Fee required under the Lease Agreement, minus (y) any anticipated net cash proceeds of any debt financing incurred for the purpose of paying the Leasehold Fee, multiplied by (z) its membership percentage at least two business days prior to the Closing.  Our Cancún airport subsidiary’s membership percentage at that time was and continues to be 50.0%.  Our Cancún airport subsidiary is not required to make any additional capital contributions to Aerostar unless it is required to do so by the Operating Agreement or all of the managers approve additional capital contributions by unanimous vote.  Additionally, if (i) during the terms of either the Lease Agreement or the Airport Use Agreements Aerostar requires additional financing to meet its obligations under these agreements or to ensure that it is not insolvent, and Aerostar is not able to obtain financing on terms acceptable to the managers, or (ii) Aerostar’s President and Chief Financial Officer reasonably determine that within thirty (30) days Aerostar will not have enough working capital to meet its current expenses, and the managers fail to agree by unanimous vote that additional capital contributions are required, then the members are required to make such additional capital contributions, in proportion to their respective membership percentages, without the need for further action by the managers.  If the managers agree or the President and CFO determine that additional capital contributions are needed, then the members must make such contribution within seven business days after the managers make the determination.  To date, no additional capital contributions have been required.  Our Cancún airport subsidiary is not entitled to receive interest on any capital contribution made to Aerostar.

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

•                  amending in a material way the Lease to operate the LMM Airport , the Airport Use Agreements governing the Signatory Airlines’ use of the LMM Airport or any financing documents to which Aerostar is a party;

•                  appointing or removing officers, including the President, Chief Financial Officer or Chief Operating Officer and setting their salary;

•                  approving and implementing any incentive compensation, option or similar plan for officers or other employees of Aerostar;

•                  approving Aerostar’s annual budget or any deviations from the set budgets by more than 5.0%, and the capital expenditure budget, any single capital expenditure in the budget greater than U.S.$2.5 million and any single deviation from the capital expenditure budget in excess of the lesser of 5.0% or U.S.$500,000;

•                  material borrowings from third parties and material encumbrances;

•                  affiliate transactions;

•                  changing Aerostar’s corporate structure, business or business plans;

•                  settle any material litigation;

•                  sales of assets having a market value in excess of U.S.$50,000 or U.S.$500,000 in aggregate in any 12-month period; and

•                  the determination of the contents of, and approval of, a final “strategy document” for the company’s capacity enhancement plan.

The members board is comprised of four member representatives, which are appointed by the members in proportion to their membership units. Each member that holds at least a 25.0% interest in Aerostar is entitled to appoint, remove and replace one member representative for each 25.0% interest.  Our Cancún airport subsidiary is entitled to designate two member representatives on the members board.  Each member is entitled to suspend or remove any member representative it appoints and to appoint another member representative in its place.  The members board will be constituted to make strategic decisions required or permitted to be taken by the members.  Certain strategic decisions require a unanimous vote of the members board. These decisions include:

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

•                  raising capital rights issues; and

•                  commencing any legal proceedings on behalf of Aerostar against a member.

The Operating Agreement provides that if there is a deadlock between the managers or the member representatives, any manager or member representative may refer the deadlock to the Chief Executive Officers of ASUR or Oaktree Capital.  If that person is unable to resolve the deadlock within twenty-one days of being requested to resolve the matter, then the matter will be referred to a non-binding mediation process.  Finally, if the matter is not resolved through mediation within forty-five days (unless ASUR and Oaktree Capital agree otherwise) after a mediator is appointed, then either member can submit the dispute to final and binding arbitration.

MEXICAN REGULATORY FRAMEWORK

Mexican Sources of Regulation

The following are the principal laws, regulations and instruments that govern our business and the operation of our Mexican airports:

•                  the General Law of Commercial Corporations, enacted August 4, 1934,

•                  the Mexican Communications Law, enacted February 19, 1940,

•                  the Federal Labor Law, enacted April 1, 1970,

•                  the Customs Law, enacted December 15, 1978,

•                  the Value Added Tax Law, enacted December 29, 1978

•                  the Mexican Federal Duties Law, enacted December 31, 1981,

•                  the Mexican Civil Aviation Law, enacted May 12, 1995,

•                  the Social Security Law, enacted December 21, 1995,

•                  the Mexican Airport Law, enacted December 22, 1995,

•                  the concessions that entitle our subsidiaries to operate our nine airports, which were granted in 1998 and amended in 1999,

•                  the regulations to the Mexican Airport Law, enacted February 17, 2000,

•                  the Mexican National Assets Law, enacted May 20, 2004,

•                  the Securities Market Law, enacted December 30, 2005,

•                  the Income Tax Law, enacted December 11, 2013, and

•                  the Federal Economic Competition Law, enacted May 23, 2014.

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

On February 20, 2014, a bill of the new Federal Economic Competition Law (Ley Federal de Competencia Económica) was submitted to Mexico’s house of representatives in furtherance and as a result of certain amendments to Mexico’s Constitution passed in 2013. The bill was enacted and published on May 23, 2014.  The new law grants broader powers to the COFECE, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law.

If the Antitrust Commission determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product.  As of the date of filing, the Antitrust Commission has not made any determination that the services we render are considered an essential facility.

On January 26, 2015, an amendment to the Mexican Airport Law was published and enacted.  Among other matters, the amendment includes provisions that intend to create a competitive market for the suppliers of complementary services.  To this end, the amendment establishes that a concession holder may not limit the number of providers of complementary services in its airport, except in instances in which space, efficiency and/or safety warrant such a limitation.  If a concession holder denies entry to any complementary service provider, that service provider may file a complaint before the Ministry of Communications and Transportation.

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

Under the Mexican Federal Duties Law, each of our subsidiary concession holders is required to pay the Mexican government a concession fee based on its gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession.  Currently, this concession fee is set at a rate of 5.0% and may be revised annually by the Mexican Congress.  Our concessions provide that we may request an amendment of our maximum rates if there is a change in this concession fee.

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

A concession holder is also required to take all necessary measures to create a competitive market for complementary services.  A concession holder may not limit the number of providers of complementary services in its airport, except in instances where space, efficiency and/or safety warrant such limitation.  If a concession holder denies entry to any complementary services provider, such service provider may file a complaint before the Ministry of Communications and Transportation. The Ministry of Communications and Transportation shall determine within 60 days of the filing of the complaint whether entry of the service provider into the airport shall be authorized.

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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2014		2015		2016		2017		2018		Totals
	(millions of constant pesos as of December 31, 2014)(1)

Cancún	830.9	(2)	2,344.3	(2)	1,475.0	(2)	898.1	(2)	225.3	(2)	5,773.6	(2)
Cozumel	25.7		63.0		22.8		63.7		6.2		181.4
Huatulco	56.2		56.8		6.1		7.8		6.7		133.6
Mérida	68.0		188.5		92.8		40.2		4.1		393.6
Minatitlán	42.8		25.3		10.7		2.0		4.3		85.1
Oaxaca	9.4		29.8		38.3		13.8		6.0		97.3
Tapachula	14.9		26.3		2.4		4.4		8.1		56.1
Veracruz	205.0		184.0		8.0		6.3		5.5		408.8
Villahermosa	36.7		50.9		53.4		5.8		12.1		158.9
Total	1,289.6		2,968.9		1,709.5		1,042.1		278.3		7,288.4

(1)                                 Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)                                 As of December 31, 2014 we have invested Ps.1,294.2  million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments	Indicative Investments
Airport	January 1, 2014 – December 31, 2018	January 1, 2019 – December 31, 2023	January 1, 2024 – December 31, 2028
	(millions of constant pesos as of December 31, 2014)(1)

Cancún	Ps.5,773.6(2)	Ps.1,507.1	Ps.1,395.8
Cozumel	181.4	63.7	133.8
Huatulco	133.6	151.0	97.7
Mérida	393.6	164.7	108.3
Minatitlán	85.1	31.3	67.1
Oaxaca	97.3	109.2	88.0
Tapachula	56.1	37.9	63.6
Veracruz	408.8	114.9	133.5
Villahermosa	158.9	106.9	138.0
Total	Ps.7,288.4	Ps.2,286.7	Ps.2,225.8

(1)                                 Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)                                 As of December 31, 2014 we have invested Ps.1,294.2  million (which is included in the investment commitments for this period shown above).

Price Regulation

The Mexican Airport Law provides that the Ministry of Communications and Transportation may establish price regulations for services for which the COFECE determines that a competitive market does not exist.  On March 9, 1999, the COFECE issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services.  This ruling authorized the Ministry of Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to providers of complementary services in our airports.  On March 19, 1999, a new regulation, the Rate Regulation, was incorporated within the terms of each of our concessions.  The Rate Regulation, which became effective May 1, 1999, establishes the annual maximum rates for each of our concession holders, which is the maximum amount of revenue per workload unit (one passenger or 100 kilograms (220 pounds) of cargo) in a given year that the concession holder may earn at its airports from all regulated revenue sources.  On May 23, 2014, the Federal Economic Competition Law (Ley Federal de Competencia Económica) was enacted.  The new law grants broader powers to the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) or COFECE, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law.

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

All other sources of revenues at our airports are not regulated.  58.3%, 59.3% and 59.3% of our revenues in 2012, 2013 and 2014, respectively, were derived from regulated sources of revenue.

Each concession holder is entitled to determine the prices charged for each regulated service and is required to register such prices with the Ministry of Communications and Transportation.  Once registered, those prices are deemed part of its concession, and may only be changed every six months or earlier if there has been a cumulative increase of at least 5.0% in the Mexican producer price index (excluding petroleum) as published by the Mexican Central Bank since the date of the last adjustment and in other specific circumstances.  See “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Special Adjustments to Maximum Rates.”

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

	Maximum Rates(1)(2)
	Year ended December 31, 2014
	2014	2015	2016	2017	2018
Minatitlán	191.98	190.64	189.30	187.97	186.66
Cozumel	183.60	182.32	181.04	179.78	178.52
Oaxaca	180.74	179.48	178.22	176.97	175.73
Tapachula	179.30	178.05	176.80	175.56	174.33
Huatulco	173.86	172.64	171.43	170.23	169.04
Mérida	153.00	151.92	150.86	149.80	148.76
Cancún	148.73	147.68	146.65	145.63	144.60
Veracruz	146.53	145.51	144.49	143.48	142.47
Villahermosa	138.88	137.91	136.95	135.99	135.04

(1)                                   Expressed in adjusted pesos as of December 31, 2014 based on the Mexican producer price index (excluding petroleum).

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in the Federal District (Mexico City).  On January 1, 2015, the daily minimum wage in Mexico City was Ps.70.1.  As a result, the maximum penalty at such date could have been Ps.3.5 million (U.S.$236,728).  In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession.  We would face similar sanctions for any violations of the Mexican Airport Law or its regulations.  A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

•                  Macroeconomic conditions.  A concession holder may also request an adjustment in its maximum rates if, as a result of a decrease of at least 5.0% in Mexican gross domestic product in a 12-month period, the workload units processed in the concession holder’s airport are less than that projected when its maximum rates were determined.  To grant an adjustment under these circumstances, the Ministry of Communications and Transportation must have already allowed the concession holder to decrease its projected capital improvements as a result of the decline in passenger traffic volume.  There can be no assurance that any request on these grounds would be approved, or that we would make such a request.

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

In addition, the Ministry of Communications and Transportation has committed to review and adjust Cancún’s maximum rate within three months from the granting of a concession to operate the Mayan Riviera Airport to reflect changes in projected traffic levels at our airports.  See “Item. 4 Information on the Company—Mexican Regulatory Framework—Master Development Plans.”

Ownership Commitments and Restrictions

The concessions require us to retain a 51.0% direct ownership interest in each of our nine concession holders throughout the term of these concessions.  Any acquisition by us or one of our concession holders of any additional airport concessions or of a beneficial interest of 30.0% or more of another concession holder requires the consent of the COFECE.  In addition, the concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.

Air carriers are prohibited under the Mexican Airport Law from controlling or beneficially owning 5.0% or more of the shares of a holder of an airport concession.  We, and each of our subsidiaries, are similarly restricted from owning 5.0% or more of the shares of any air carrier.

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

•                  if a person acquires 35.0% or more of the shares of a concession holder,

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

Penalties and Termination and Revocation of Concessions and Concession Assets

The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in the Federal District (Mexico City) may be assessed for failures to comply with the terms of a concession.  On January 1, 2015, the daily minimum wage in Mexico City was Ps.70.1.  As a result, the maximum penalty at such date could have been Ps.28.0 million (U.S.$1.9 million).

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

•                  a total or partial interruption of the operation of an airport or its airport or complementary services without justified cause,

•                  the failure of ASUR to own at least 51.0% of the capital stock of its subsidiary concession holders,

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

PUERTO RICAN REGULATORY FRAMEWORK

Puerto Rican Sources of Regulation

The following are the principal laws, regulations and instruments that govern the business and operation of the LMM Airport owned by Aerostar, our joint venture with Oaktree Capital:

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

The FAA’s Airport Privatization Program was established by the U.S. Congress to explore privatization as a means of generating capital for airport improvement and development.  Through the program, private companies may own, manage, lease and develop public airports.  The 2012 Reauthorization Act (the “Act”) increased the number of airports that can participate in the program from five to ten.  The Act also authorized the FAA to permit up to ten public airport sponsors to sell or lease an airport with certain restrictions and to exempt the sponsors from certain federal requirements that could otherwise make privatization impractical.  Under this program, the airport’s owners or lease holders may be exempt from repayment of federal grants, return of property acquired with federal assistance and the use of proceeds from the airport’s sale or lease to be used exclusively for the airport’s purposes.  The Act also provides that a private operator may receive Airport Improvement Program and discretionary grants, collect Passenger Facility Charges and charge reasonable fees,  provided that the airport demonstrates compliance with nine key statutory and regulatory conditions, including applicable Airport Improvement Program grant assurances, Passenger Facility Charges assurances, and assurances that it will not “unjustly discriminate,” that the operation of the airport will not be interrupted, that fees imposed on general aviation operators will not increase faster than fees for air carriers, and that collective bargaining agreements for airport employees will not be abrogated.  The pilot program began in September 1997.  As of October 2014, the most recent date for which this information is available, there was one active application in the program.

In order for Aerostar to operate the LMM Airport, it was required to have FAA approval.  Aerostar submitted its final application to the FAA on September 19, 2012.  The FAA rendered a record of decision on February 25, 2013, approving the Lease Agreement and Aerostar as a private operator, among other matters.  The application included a description of the property, the terms of the transfer, the qualifications of our joint venture as the private operator, any requests for exemptions under the 1996 FAA Reauthorization Act, the necessary air carrier approval, and a description of plans for the LMM operations, maintenance and development.  The FAA issued Aerostar a Part 139 certificate on February 27, 2013.  The FAA and TSA will continue to monitor the transfer of the LMM Airport to Aerostar as private operator and will treat Aerostar as any other airport sponsor, subject to all federal safety and security requirements.

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

Role of the Transportation Security Administration

The TSA is an agency of the Department of Homeland Security that was created after the terrorist attacks of September 11, 2001 to strengthen the security of U.S. transportation systems.  The TSA is responsible for security at U.S. airports and has deployed a federal workforce to screen all commercial airlines passengers and baggage.  The TSA also regulates aviation security.  The TSA employs a risk-based strategy to secure U.S. transportation systems.  In 2014, the TSA had nearly 50,000 security officers who screened over 1.8 million passengers each day at more than 450 airports throughout the U.S.

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

Scope of Lease Agreement and General Obligations of Aerostar

As authorized by Act No. 29 of the Legislative Assembly of Puerto Rico, the PRPA granted Aerostar a Lease for an initial term of 40 years from February 27, 2013.  This initial term may be terminated earlier or extended if both the PRPA and Aerostar agree to the modification in writing.  Aerostar made an upfront payment of U.S.$615.0 million, which was funded by a mixture of debt financing incurred by Aerostar and equity contributions by each of ASUR (through its Cancún airport subsidiary) and Oaktree Capital.  During the term of the Lease Agreement, Aerostar will be required to make annual revenue-sharing payments to the PRPA, fixed at U.S.$2.5 million per year for the first five years, 5.0% of gross airport revenues for the sixth through the thirtieth years and 10.0% of gross airport revenues for the thirty-first through fortieth years. The Lease Agreement also requires Aerostar to make certain repairs and minor structural upgrades to LMM Airport, such as replacing broken floors and installing Wi-Fi connectivity in the terminals, within 18 months of the closing of the Lease Agreement, and to reimburse the PRPA for certain fire and police services that will continue to be provided by the PRPA.

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

Under the Lease, Aerostar is required to comply at all times during the Lease’s term, with the FAA Airport Privatization Program.  In order to be compliant, Aerostar must ensure that (i) the LMM Airport is available for public use without unjust discrimination; (ii) operations of the LMM Airport are not interrupted if Aerostar becomes insolvent; (iii) it maintains, improves and modernizes the LMM Airport through capital investments; (iv) the charges imposed on air carriers does not increase faster than the rate of inflation unless a higher amount is approved by 65.0% of the airlines serving the LMM Airport; (v) the percentage increase in fees imposed on general aviation aircrafts does not exceed the percentage increase in fees imposed on air carriers; (vi) safety and security at the LMM Airport are maintained at the highest possible level; (vii) the adverse effect of noise from LMM Airport is mitigated to the same extent as at a public airport; (viii) any adverse effects on the environment from the operations of the airport are mitigated to the same extent as at a public airport; and (ix) any collective bargaining agreement that covers employees of the LMM Airport and is in effect on the date the Lease went into effect is not abrogated by the Lease.

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

Aerostar cannot transfer its interest under the Lease unless: (i) the FAA and the TSA have approved the transfer and the transferee; (ii) the transferee obtains all necessary approvals and exemptions from the FAA as required pursuant to 49 U.S.A. Section 47134; (iii) the PRPA has approved the transferee and (iv) the proposed transferee enters into an agreement with the PRPA satisfactory to it where the transferee acquires the rights, assumes the obligations of Aerostar and agrees to perform and observe all obligations and covenants of Aerostar under the Lease. However, the limitations on transfers do not prohibit or limit the transfer of direct or indirect ownership interests in Aerostar by ASUR or the other equity participants or its beneficial owners to any person so long as no more than 50.0% of the ownership interests in Aerostar are transferred in a single transaction or series of related transactions.

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

Aerostar has also agreed under the Use Agreement to engage in the Capacity Enhancement Plan.  For a fuller description of the capital projects Aerostar will engage in to improve the facilities and premises of the LMM Airport, see “Item 4. Information on the Company—Regulatory Framework—Puerto Rican Regulatory Framework—Capacity Enhancement Plan.”  However, prior to commencing the plan, Aerostar has to obtain approval of the airlines that (i) in the aggregate paid a majority of the total annual contributions charged to all Signatory Airlines for the year prior to the start date of the plan and (ii) constitute a numerical majority of all votes cast by the Signatory Airlines that and (iii) from any airline whose operations would be directly affected by the plan.

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

Aerostar must operate the LMM Airport in accordance with all requirements of applicable law, including the FAA’s Airport Operating Certificate, the Airport Security Program approved by the TSA and the Airport Certificate Manual.  Aerostar was also required to deposit U.S.$6.0 million into an escrow account called the Puerto Rico Air Travel Promotion and Support Fund on February 27, 2013.  U.S.$3.0 million of the funds in the account were distributed to the Signatory Airlines in 2014 and the remainder of the funds will be distributed in 2015 and 2016 based on increased passenger traffic.

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

Capital Expenditures Required under the Lease Agreement and Airport Use Agreements

Aerostar is required under the Lease to fund and perform certain general accelerated upgrades at its sole cost and expense. These mandated general accelerated upgrades include landscaping improvement work as specified in the Lease, repair and replacement of jet bridges that do not conform to good industry practice, repair of damaged roadways and markings, curbs and walkways, replacement of deteriorating flooring throughout the interior of the terminals and buildings at the LMM Airport, installment of Wi-Fi connectivity throughout the LMM Airport terminals, installment of electric outlets for passenger use through the LMM Airport terminals, upgrade, enhancement, repair and replacement of deficient and unsafe areas of lighting, and repair and replacement of elevators, escalators and stairwells throughout the LMM Airport terminals and buildings.  Aerostar must submit a written and detailed scope of the work, including sketches, drawings and other supporting documentation required by the Lease for review and approval prior to the start of the preliminary and final development of plans and construction.  Preliminary and final construction documents must also be submitted for review and approval.  Per the requirement of the Lease, Aerostar completed work on the required general accelerated upgrades by December 31, 2014.

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

The CEP is a three-phase major renovation and reconfiguration project planned and designed mainly for the purpose of significantly improving the operating and passenger efficiency of the LMM Airport.  Phase 1 included the temporary relocation of airlines operating in Terminal B into Terminals A and D in preparation for the renovation of Terminal B.  Phase 1 also included general aesthetic modifications to Terminals A, C and D.  This phase was successfully completed in 2013.  Phase 2 of the CEP entailed the installation of a new major baggage handling system, the acquisition and installation of new boarding bridges, the construction and opening of a centralized checkpoint and the renovation of Terminal B.  As of December 31, 2014, Phase 2 has been substantially completed.  Phase 3 includes the major renovation of Terminal C and the completion of the CEP.  This final phase is scheduled to be completed by the end of 2015.

Ownership Commitment and Restrictions

The Lease allows any person who holds any shares of capital stock or any other equity interest in Aersotar to transfer its interest to any person so long as it does not constitute a “change of control” under the Lease.  A “change of control” under the Lease occurs if (i) there is a transfer of 50.0% or more of the direct or indirect voting or economic interests in Aerostar to another party, (ii) there is a transfer from one party to another of the power to directly or indirectly direct the management and policy of Aerostar, whether through ownership of voting securities, by contract, management agreement, or common directors, officers or trustees or otherwise or (iii) there is a merger, consolidation, amalgamation, business combination or sale of substantially all of the assets of Aerostar.  If the proposed transfer would result in a change in control, then the transfer must be approved as described in this section.

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

•                  cure the default and seek reimbursement for any costs associated with curing the default plus an administrative fee equal to 15.0% of the cure costs;

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our material consolidated subsidiaries as of December 31, 2014, including our direct and indirect ownership interest in each:

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

(1) As of December 2014, Aeropuerto de Cancún, S.A. de C.V., has an 18.1 %  equity participation in this airport.
(2) As of December 2014, Aeropuerto de Cancún, S.A. de C.V., has a 21.6% equity participation in this airport.
(3) As of December 2014, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport, in accordance with the increase in capital stock in October 2014.
(4) As of December 2014, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.
(5) As of December 2014, Aeropuerto de Cancún, S.A. de C.V., has a 23.4% equity participation in this airport.

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

Overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government.  The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers.  For example, in 2012, 2013 and 2014, 55.6%, 56.5% and 56.5%, respectively, of our total revenues were derived from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation.  The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport.  Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

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

Recent Developments

Expansion of Terminal 3 at the Cancún International Airport has commenced

In order to accommodate expected increases in passenger traffic and operations, we expect to undertake a remodeling of the security checkpoints, including the installation of additional security lines with X-ray equipment and more waiting areas; an expansion of the baggage reclaim area by approximately 1,800 square meters and the construction of additional carousels with larger flow space; an expansion of the customs area by approximately 1,400 square meters; a remodeling of the check-in area, including an expansion by approximately 700 square meters and the addition of approximately 30 new service counters; and the redesign of the boarding lounge to accommodate six additional contact stands and a mezzanine level for arrivals.  The expansion of Terminal 3 will take place in accordance with our master development program.

The Air Transport Agreement was amended on November 21, 2014

Mexico and the United States are party to a bilateral aviation agreement, the Air Transport Agreement, that was last amended on November 21, 2014.  This amendment provides for the increase of services in existing routes between both nations, as well as the addition of new routes and an increase in the frequency of flights on existing routes.  The Air Transport Agreement also grants Mexican airlines the ability to further penetrate international markets.  This agreement may not be modified in the future to provide for international airlines to operate domestic flights in our airports.  This amendment will not enter into force until January 1, 2016.

Aerostar Begins Operating Puerto Rican airport

On July 24, 2012, Aerostar signed a lease agreement to operate the LMM Airport with the Puerto Rico Ports Authority.  Aerostar won the right to enter into the Lease Agreement following a public bidding process in which the Puerto Rico Public Private Partnership Committee declared Aerostar the winner on July 19, 2012.

The closing of the Lease Agreement occurred on February 27, 2013. The terms of the Lease and Aerostar’s obligations under it are more fully discussed in “Item 4. Information on the Company—Mexican Regulatory Framework—Puerto Rico—Scope of Lease Agreement and General Obligations of Aerostar.”  Our share of Aerostar’s net income or losses are accounted for using the equity method, and are recorded under the line item “Participation in the Results of Joint Ventures.”

Amendments to Mexico’s Federal Economic Competition Law were enacted

On February 20, 2014, a bill of the new Federal Economic Competition Law (Ley Federal de Competencia Económica) was submitted to Mexico’s house of representatives in furtherance and as a result of certain amendments to Mexico’s Constitution passed in 2013. The bill was enacted and published on May 23, 2014.  The new law grants broader powers to the COFECE, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law.

If the Antitrust Commission determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product. Should the Antitrust Commission determine that the services we render are considered an essential facility we may be required to implement significant changes to the way we currently do our business, which could have a material adverse impact on our results of operations.

Mexican Congress approved a comprehensive tax reform package and repealed the single rate business tax

In October, 2013, the Mexican Congress approved a comprehensive tax reform package that was published in the Official Gazette on December 11, 2013 and entered into force on January 1, 2014.  The broad-based reforms contained numerous provisions that will affect Mexican companies, such as the repeal of the IETU, the imposition of a 10.0% tax on dividends, a limitation on certain corporate deductions, changes in the tax consolidation rules, changes to indirect taxes such as VAT, changes in criteria for the deductibility of certain expenses and/or the accumulation of income and other industry-specific measures.  For more information on this and other changes to Mexican tax law, see “Item 5.  Operating and Financial Review and Prospects—Taxation.”

We participated in a tax amnesty program implemented by the Mexican federal government

When bidding was concluded for the shares of the Mexican airport group that became ASUR, The Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance determined that this agreement was invalid and that it should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination.  In May 2013, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance with respect to income taxes.  As of April 10, 2015, the appeal is still pending resolution with respect to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws, and if we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

An amendment to the Mexican Airport Law was enacted.

On January 26, 2015, an amendment to the Mexican Airport Law was published and enacted.  Among other matters, the amendment includes provisions that intend to create a competitive market for the suppliers of complementary services.  To this end, the amendment establishes that a concession holder may not limit the number of providers of complementary services in its airport, except in instances in which space, efficiency and/or safety warrant such a limitation.  If a concession holder denies entry to any complementary service provider, that service provider may file a complaint before the Ministry of Communications and Transportation.

Passenger Traffic Volume and Composition

Our principal source of revenues is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers).  In 2012, 2013 and 2014, passenger charges represented 80.1%, 79.0% and 80.1% of our aeronautical services revenues and 44.5%, 44.6% and 45.2%

respectively, of our consolidated revenues.  Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.

While prior to 2008 the traffic volume of domestic passengers in our airports had increased more rapidly than the traffic volume of international passengers, domestic traffic grew more slowly than international traffic in 2008 and decreased almost as much as international traffic in 2009 and 2010.  In 2011, the percentage of international passengers increased to 57.5% of all passengers at our airports and domestic passengers increased to 42.5% of those passengers.  In 2012, the percentage of international passengers decreased to 55.1% of all passengers at our airports and domestic passengers increased to 44.9% of those passengers.  In 2013, the percentage of our international passengers increased to 55.5% of all passengers at our airports and domestic passengers decreased to 44.5% of those passengers. In 2014, the percentage of our international passengers and domestic passengers remained the same as in 2013, at 55.5% and 44.5%, respectively.  During 2012, 2013 and 2014, 28.6%, 28.2% and 28.3% of our total revenues were derived from passenger charges collected from international passengers.

Of our passengers traveling internationally, a majority have historically traveled on flights to or from the United States.  In 2012, 2013 and 2014, for example, 32.1%, 32.3% and 33.0% of the total passengers and 58.2%, 58.1% and 59.5%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States.  As a consequence, our results of operations are substantially influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.

In addition, of our passengers traveling domestically, a majority has typically traveled on flights to or from Mexico City.  In 2012, 2013 and 2014, a majority of the domestic passengers in our airports arrived or departed on flights originating in or departing to Mexico City.  Due to excess demand in the Mexico City Airport, in 2005 commercial passenger carriers started using the Toluca airport, previously used only for private carriers, as an alternative point of departure for the Mexico City area.  Between 2005 and 2008, the percentage of domestic passengers traveling from or to Mexico City had decreased because of an increase in commercial carriers arriving and departing from Toluca.  However, Mexicana’s bankruptcy in 2009 alleviated the oversaturation in the Mexico City Airport.  As a result, the percentage of travel from Mexico City since then has increased because commercial flights that had been using Toluca as an alternative point of departure for the Mexico City area relocated their operations to Mexico City.  The relocation of these carriers from Toluca to Mexico City since 2009 has resulted once again in excess demand in Mexico City.  Therefore, we expect that many of these carriers may choose Toluca again as an alternative point of departure from the Mexico City area.  Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

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

Revenues from our airports are subject to a “dual-till” price regulation system.  Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated.  Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our airports, are regulated by the Ministry of Communications and Transportation.  The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services.  The maximum rates for our airports have been determined for each year through December 31, 2018.  In 2012, 2013 and 2014, 58.2%, 59.3% and 59.3%, respectively, of our total revenues and 8.4%, 8.6% and 8.5%, respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues.  Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Communications and Transportation.

The following table sets forth our revenues for the years ended December 31, 2012, 2013 and 2014, based on the categories of services established under the Mexican Airport Law.

	Year ended December 31,
	2012		2013		2014
	(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(1)	2,983.4	58.2%	3,229.4	59.3%	3,487.4	59.3%
Non-regulated Revenues:
Access fees from non-permanent ground transportation	23.1	0.5%	27.8	0.5%	31.8	0.5%
Car parking and related access fees	50.9	1.0%	53.1	1.0%	64.1	1.1%
Other fees	3.4	0.1%	5.6	0.1%	4.0	0.1%
Commercial Services	1,340.5	26.2%	1,485.6	27.3%	1,647.6	28.0%
Other Services	55.4	1.0%	58.0	1.0%	64.5	1.1%
Other Revenues:
Construction Services(2)	663.2	13.0%	586.6	10.8%	579.8	9.9%
Total	5,119.9	100.0%	5,446.1	100.0%	5,879.2	100.0%

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

The following table sets forth our revenue from aeronautical services for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2012		2013		2014
	(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	2,280.9	80.1%	2,429.9	79.0%	2,659.6	80.1%
Landing charges	162.8	5.7%	186.8	6.1%	188.0	5.7%
Aircraft parking charges	322.7	11.3%	365.6	11.9%	373.0	11.2%
Airport security charges	39.6	1.4%	44.5	1.4%	49.3	1.5%
Passenger walkway charges	43.1	1.5%	49.9	1.6%	49.8	1.5%
Total Aeronautical Revenue	2,849.1	100.0%	3,076.7	100.0%	3,319.7	100.0%

	Year ended December 31,
	2012	2013	2014
	(millions of pesos)
	Amount	Amount	Amount	Change(1)
Other Information:
Total workload units(2)	19.8	21.6	23.7	9.7%
Aeronautical revenue	2,849.1	3,076.7	3,319.7	7.9%
Aeronautical revenue per workload unit(3)	143.9	142.4	140.1	(1.6)%

(1)        As compared to the previous year.

(2)         In millions.  Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(3)         Aeronautical revenues per workload unit are expressed in pesos (not millions of pesos).

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5.0%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar.  We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers.  Our current agreements with our principal airline customers will expire in 2015 and 2016.  Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements.  In 2012, 2013 and 2014, passenger charges represented 80.1%, 79.0% and 80.1% of our aeronautical service revenues and 44.5%, 44.6% and 45.2%, respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future.  There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each airport are subject to a maximum rate established by the Ministry of Communications and Transportation.  To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing rebates or discounts to customers as price adjustments. These price adjustments or rebates constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year.  All discounts and rebates are issued and recorded in the same year as the service is provided.  In 2012, 2013 and 2014, we did not issue rebates in significant amounts.

The following table sets forth the number of passengers paying passenger charges for the years indicated.

	Year ended December 31,
Airport	2012	2013	2014	% change 2013-2014
	(in thousands, except percentages)
Cancún	7,134.9	7,892.4	8,637.5	9.4%
Mérida	601.1	641.2	701.0	9.3%
Villahermosa	477.7	503.2	557.0	10.7%
Other	1,270.0	1,378.6	1,566.5	13.6%
Total	9,483.7	10,415.4	11,462.0	10.0%

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

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

Non-aeronautical Revenue

	Year ended December 31,
	2012		2013		2014
	(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Non-aeronautical Services:
Commercial	1,354.1	84.2%	1,504.2	84.4%	1,668.7	84.3%
Leasing of space	1,329.9	82.7%	1,475.0	82.7%	1,634.9	82.6%
Access fee	23.1	1.4%	27.8	1.6%	31.8	1.6%
Other	1.1	0.1%	1.4	0.1%	2.0	0.1%
Non Commercial	253.5	15.8%	278.6	15.6%	311.0	15.7%
Leasing of space	73.5	4.6%	81.1	4.5%	87.9	4.4%
Access fee	94.6	5.9%	106.7	6.0%	124.0	6.3%
Other	85.4	5.3%	90.8	5.1%	99.1	5.0%
Total Non-aeronautical Revenue	1,607.6	100.0%	1,782.8	100.0%	1,979.7	100.0%

	Year ended December 31,
	2012	2013	2014
	(millions of pesos)
	Amount	Amount	Amount	Change(1)
Other Information:
Total terminal passengers(2)	19.2	21.1	23.2	9.8%
Change in non-aeronautical revenue	246.6	175.2	196.9	12.4%
Non-aeronautical revenue per terminal passenger(3)	83.7	84.5	85.4	1.1%

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

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2012	2013	2014
	(millions of pesos)
	Amount	Amount	Amount	Change
Commercial Revenues:
Duty-Free Shops	382.5	421.9	438.8	4.0%
Food and Beverage	203.4	227.8	273.3	20.0%
Retail Stores	451.0	496.6	545.5	9.8%
Advertising Revenues	86.2	97.9	101.1	3.3%
Parking Lots	50.9	53.1	64.1	20.7%
Car Rental Companies	95.0	103.2	120.3	16.6%
Banking and Currency Exchange services	40.5	44.8	53.6	19.6%
Teleservices	4.7	6.0	6.3	5.0%
Ground Transportation	24.2	29.2	33.6	15.1%
Other Services	76.2	86.1	107.0	24.3%
Total	1,414.6	1,566.6	1,743.6	11.3%

The Ministry of Communications and Transportation does not classify certain of these revenues as “Commercial revenues.”  Accordingly, the following table sets forth the reconciliation between commercial revenues classified according to the requirements of the Ministry of Communications and Transportation and commercial revenues classified according to IFRS for the years indicated.

	Year ended December 31,
	2012	2013	2014
	(millions of pesos)
Non-aeronautical Services(1)
Commercial	1,354.1	1,504.2	1,668.7
Commercial revenues(2)
Parking lots	50.9	53.1	64.1
Other services	9.6	9.3	10.8
Total	1,414.6	1,566.6	1,743.6

(1)         Classified according to the requirements of the Ministry of Communications and Transportation.

(2)         Classified according to IFRS.

Construction Services Revenue

Under IFRS, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services.  In 2012, 2013 and 2014, we recorded Ps.663.2 million, Ps.586.6 million and Ps.579.8 million of revenues from construction services using the percentage of completion method of accounting.  Revenues from construction services are not subject to regulation under our dual-till price regulation system.

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

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2012	2013	2014
	(millions of pesos)
	Amount	Amount	Amount	% Change
Operating Costs:
Cost of services:
Employee costs	283.3	298.5	322.0	7.9%
Maintenance	140.4	166.8	178.6	7.1%
Safety, security and insurance	131.3	139.8	146.9	5.1%
Utilities	102.4	108.0	121.3	12.3%

Other	327.1	282.0	312.6	10.9%
Total cost of services	984.5	995.1	1,081.4	8.7%
Costs of construction	663.2	586.6	579.8	(1.2)%
General and administrative expenses	181.6	178.5	170.2	(4.6)%
Technical assistance fee	154.4	173.3	190.4	9.9%
Government concession fee	204.7	223.1	242.2	8.5%
Depreciation and amortization:
Depreciation(1)	203.9	220.7	257.8	16.9%
Amortization(2)	197.6	197.6	196.4	(0.6)%
Total depreciation and amortization	401.5	418.3	454.2	8.6%
Total operating costs	2,589.9	2,574.9	2,718.2	5.6%

Other Information:
Total workload units(3)	19,831.6	21,649.2	23,696.9	9.5%
Cost of services per workload unit(4)	49.6	46.0	45.5	(0.9)%
Cost of services margin(5)	19.2%	18.3%	18.4%	0.7%

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

Employee Statutory Profit Sharing

We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws (“PTU”).  Under this regime, 10.0% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer. We committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps.14,000 per year for continued service.  These amounts are paid and expensed at the end of each year, and are included in our cost of services.  In 2012, 2013 and 2014, we calculated our obligations in respect of employee statutory profit sharing amount to be Ps.1.6 million, Ps.1.9 million and Ps.4.1 million, respectively.  This amount is included in the Ps.14,000 to be paid to unionized employees, and is recorded as a cost of service.

Technical Assistance Fee and Government Concession Fee

Under a technical assistance agreement, ITA provides management and consulting services and transfers technical assistance, technological and industry knowledge, as well as experience to us for a fee.  Our results of operations reflect the accrual of the technical assistance fee to ITA under the technical assistance agreement.  The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5.0% of our consolidated earnings before comprehensive financing costs, income taxes and depreciation and amortization (calculated prior to deducting the technical assistance fee).

We are subject to the Mexican Federal Duties Law, which requires each of our airports to pay a concession fee to the Mexican government, which is currently equal to 5.0% of the gross annual revenues (regulated and non-regulated) of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession.  The concession fee may vary on an annual basis as determined solely by the Mexican federal congress, and there can be no assurance that this fee may not increase in the future.  If the Mexican federal congress increases the concession fee, we are entitled to request an increase in our maximum rates from the Ministry of Communications and Transportation; however, there can be no assurance that the Ministry of Communications and Transportation would honor our request.

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

Participation in the Results of Joint Ventures

We own a 50.0% joint venture interest in Aerostar, which holds a 40 year concession to operate the LMM Airport.  We account for our interest in this investment through the equity method.  For more information on our joint venture interest and the LMM Airport investment, see “Item 4. Information on the Company—History and Development of the Company— Investment in Luis Muñoz Marín (“LMM”) International Airport.”

Taxation

Our provision for taxes consists of three separate taxes: an income tax (Impuesto Sobre la Renta, or “ISR”), a flat rate tax (Impuesto Empresarial a Tasa Única, or “IETU”) and an asset tax.

Until December 31, 2007, Mexican companies were generally required to pay the greater of their income tax liability (determined at a tax rate of 29.0% in 2007) or their asset tax liability (determined at a tax rate of 1.25% of the average tax value of virtually all of their assets, less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries)).  As a result of changes in the Mexican tax law which went into effect on January 1, 2008, the favorable asset tax balance may be recovered through rebates over the following ten years of up to 10.0% each year of the total asset tax carry-forward at December 31, 2007, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three previous years.  The asset tax carry-forward may be adjusted for changes in the National Consumer Price Index (Indice Nacional de Precios al Consumidor, or “NCPI”).

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

On October 31, 2013, the Mexican Congress approved a tax reform package that was published in the Official Gazette on December 11, 2013 and entered into force on January 1, 2014.  The broad-based reforms contained numerous provisions affecting Mexican companies.  The changes most significant for the Company are the following:

•                  The repeal of the IETU.

•                  The maintenance of the current 30.0% corporate income tax rate and the elimination of previously scheduled reductions to the corporate income tax rate of 29.0% and 28.0% for 2014 and 2015, respectively.

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

The Company’s overall tax provisions for 2012, 2013 and 2014 are as follows:

Tax Provisions

	Year ended December 31,
	2012	2013		2014
	(millions of pesos)
Income Tax
Current Income Tax	728.3	736.2		844.1
Deferred Income Tax	(7.4)	94.3		(52.1)
Cancellation of Income Tax on Dividends	13.8	3.7		—
Total Income Tax	734.4	834.2		791.9

Current IETU Tax	8.0	7.9		—
Deferred IETU Tax	(244.5)	(404.1	) (1)	—	(1)
Total IETU Tax	(236.5)	(396.2)		—

Current Asset Tax	11.5	11.5		6.7
Total Asset Tax	11.5	11.5		6.7
Total Tax Provision	509.4	449.5		798.7

(1)   The deferred IETU tax position was cancelled as of January 1, 2014.

The determination of which taxes are payable and the appropriate tax rate to use therein for the deferred taxes associated with these tax regimes is determined on an individual airport-by-airport basis since we do not file a consolidated income tax return.

As of January 1, 2015, the VAT tax rate applicable in Mexico was 16.0% (subject to certain extensions), and calculated generally on a monthly cash flow basis.  Companies that engage in the business of selling, rendering services, leasing, importing or exporting goods are subject to VAT.

The VAT effectively paid on purchases of goods and services received can be credited against the VAT effectively collected.  In the case that the VAT paid exceeds the VAT collected in a given period, companies may request a rebate of the favorable VAT balance from the tax authorities or offset the VAT favorable balance against other federal taxes or withheld taxes.

Effects of Inflation and Economic Changes

The following table sets forth, for the periods indicated:

•                  the Mexican inflation rate;

•                  the U.S. inflation rate; and

•                  the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2012	2013	2014
Mexican inflation rate(1)	3.6%	4.0%	4.1%
U.S. inflation rate(2)	1.7%	1.5%	0.8%
Increase in Mexican GDP(3)	3.8%	1.1%	2.6%

(1)         Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico.  The Mexican consumer price index at year end was 111.51  in 2013 and 116.06  in 2014.

(2)         As reported by the U.S. Department of Labor, Bureau of Statistics.

(3)         In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of March 5, 2015.

The general condition of the Mexican economy, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect our business and operating results. For a detailed description of the risks associated with changes to the economy, inflation and interest rates, see “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations.”

Effects of Devaluation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar.

	Year ended December 31,
	2012	2013	2014
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	(7.0)%	0.9%	12.7%

(1)         Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps.13.0843 per U.S.$1.00  as of December 31, 2013 and Ps.14.7414 per U.S.$1.00  as of December 31, 2014.

Changes in the value of the peso as compared to the dollar have in the past adversely affected, and may in the future adversely affect, our:

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

•                  Maximum rates in pesos.  Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  We generally collect passenger charges from airlines 60-115 days following the date of each flight.  We intend to charge prices that are as close as possible to the maximum rates that we can charge.  Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our concessions.  In the event that any one of our concessions is terminated, our other concessions may also be terminated.  In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

For a detailed description of the risks associated with fluctuations in the value of the Mexican peso as compared to the U.S. dollar, see “Item 3.  Key Information—Risk Factors—Risks Related to Mexico— Appreciation, depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.”

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated.

Operating Results

	Year Ended December 31,
	2012		2013		2014
	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)
	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)
Cancún(2):
Revenues before solidarity agreement:
Aeronautical services	2,141.4	144.7	2,331.9	143.1	2,456.7	138.8
Non-aeronautical services	1,434.9	97.0	1,594.6	97.8	1,761.2	99.5
Construction services	351.4	23.7	241.6	14.8	236.5	13.4
Total revenues before solidarity agreement	3,927.7	265.4	4,168.1	255.7	4,454.4	251.7
Expenses before solidarity agreement	(1,782.4)	(120.4)	(1,734.6)	(106.4)	(1,851.1)	(104.6)
Net operating income before solidarity agreement	2,145.3	145.0	2,433.5	149.3	2,603.3	147.1
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(271.8)	(18.4)	(349.0)	(21.4)	(207.3)	(11.7)
Net operating income after solidarity agreement	1,873.5	126.6	2,084.5	127.9	2,396.0	135.4

Mérida:
Revenues before solidarity agreement:
Aeronautical services	184.5	131.8	192.7	128.5	225.4	140.9
Non-aeronautical services	53.3	38.1	58.7	39.1	62.8	39.3
Construction services	31.1	22.2	1.6	1.1	26.3	16.4
Total revenues before solidarity agreement	268.9	192.1	253.0	168.7	314.5	196.6
Expenses before solidarity agreement	(190.9)	(136.4)	(168.8)	(112.5)	(198.0)	(123.7)
Net operating income before solidarity agreement	78.0	55.7	84.2	56.2	116.5	72.9
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(14.1)	(10.1)	(12.6)	(8.4)	(14.4)	(9.0)
Net operating income after solidarity agreement	63.9	45.6	71.6	47.8	102.1	63.9

Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	122.4	122.4	127.1	115.5	145.7	121.4
Non-aeronautical services	36.7	36.7	39.5	35.9	50.4	42.0
Construction services	37.9	37.9	9.8	8.9	30.2	25.2
Total revenues before solidarity agreement	197.0	197.0	176.4	160.3	226.3	188.6
Expenses before solidarity agreement	(134.6)	(134.6)	(112.4)	(102.2)	(135.1)	(112.6)
Net operating income before solidarity agreement	62.4	62.4	64.0	58.1	91.2	76.0
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(9.1)	(9.1)	(13.0)	(11.8)	(9.9)	(8.3)

Net operating income after solidarity agreement	53.3	53.3	51.0	46.3	81.3	67.7

Other Airports: (4)
Revenues before solidarity agreement:
Aeronautical services	400.8	148.4	425.1	154.6	491.9	153.7
Non-aeronautical services	82.7	30.7	90.0	32.7	105.3	32.9
Construction services	242.8	89.9	333.7	121.4	286.8	89.6
Total revenues before solidarity agreement	726.3	269.0	848.8	308.7	884.0	276.2
Expenses before solidarity agreement	(621.0)	(230.0)	(724.3)	(263.4)	(706.4)	(220.8)
Net operating income (loss) before solidarity agreement	105.3	39.0	124.5	45.3	177.6	55.5
Solidarity agreement revenues	107.0	39.6	160.5	58.4	81.5	25.5
Solidarity agreement expenses	(14.6)	(5.4)	(13.6)	(4.9)	(1.9)	(0.6)
Net operating (loss) income after solidarity agreement	197.7	73.2	271.7	98.8	257.2	80.4

Holding & Service Companies:(5)
Revenues before solidarity agreement:
Other (3)	801.5	N/A	874.6	N/A	894.1	N/A
Total revenues before solidarity agreement	801.5	N/A	874.6	N/A	894.1	N/A
Expenses before solidarity agreement	(662.7)	N/A	(709.5)	N/A	(721.7)	N/A
Net operating income before solidarity agreement	138.8	N/A	165.1	N/A	172.4	N/A
Solidarity agreement revenues	309.8	N/A	388.2	N/A	233.4	N/A
Solidarity agreement expenses	(107.0)	N/A	(160.5)	N/A	(81.5)	N/A
Net operating income after solidarity agreement	341.6	N/A	392.4	N/A	324.3	N/A

Consolidation Adjustment(6):
Total Revenues	(1,218.3)	N/A	(1,423.3)	N/A	(1,209.0)	N/A
Expenses	1,218.3	N/A	1,423.3	N/A	1,209.0	N/A

Total:
Revenues:
Aeronautical services	2,849.1	143.9	3,076.7	142.1	3,319.7	140.1
Non-aeronautical services	1,607.6	81.2	1,782.8	82.3	1,979.7	83.5
Construction services	663.2	33.5	586.6	27.1	579.8	24.5
Total revenues	5,119.9	258.6	5,446.1	251.5	5,879.2	248.1
Expenses	(2,589.9)	(130.8)	(2,574.9)	(118.9)	(2,718.2)	(114.7)
Net operating income	2,530.0	127.8	2,871.2	132.6	3,161.0	133.4

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

Summary Historical Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated.

Consolidated Operating Results

	Year Ended December 31,
	2012		2013		2014
	(thousands of pesos)
Revenues:
Aeronautical services	Ps.	2,849,136	Ps.	3,076,737	Ps.	3,319,672
Non-aeronautical services	1,607,585		1,782,753		1,979,717
Construction services	663,170		586,596		579,774
Total revenues	5,119,891		5,446,086		5,879,163
Operating Expenses:
Cost of services	(984,495)		(995,157)		(1,081,376)
General and administrative expenses	(181,644)		(178,560)		(170.231)
Costs of construction	(663,170)		(586,596)		(579,774)
Technical assistance fee(1)	(154,383)		(173,259)		(190,419)
Government concession fee(2)	(204,735)		(223,132)		(242,165)
Depreciation and amortization	(401,545)		(418,273)		(454,265)
Total operating expenses	(2,589,972)		(2,574,977)		(2,718,230)
Net operating income	2,529,919		2,871,109		3,160,933
Comprehensive Financing Result:
Interest income, net	69,712		59,752		39,555
Exchange gains (losses), net	(15,535)		(41,111)		(154,532)
Gain (loss) from valuation effects on derivative instruments	601		—		—
Net comprehensive financing income result	54,778		18,641		(114,977)
Participation in the results of joint ventures(5)	—		(143,452)		36,448
Income before taxes	2,584,697		2,746,298		3,082,404
Provisions for taxes	(509,369)		(449,425)		(798,681)
Net income	2,075,328		2,296,873		2,283,723
Other Operating Data (Unaudited):
Operating margin(3)	49.4%		52.7%		53.8%
Net margin(4)	40.5%		42.2%		38.8%

(1)         We are required to pay ITA a technical assistance fee based on the technical assistance agreement.  This fee is described in “Item 5. Operating and Financial Review and Prospects—Operating Costs —Technical Assistance Fee and Government Concession Fee”.

(2)         Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law.  The concession fee is currently 5.0% of each concession holder’s gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession.  This fee is described in “Item 5. Operating and Financial Review and Prospects—Operating Costs —Technical Assistance Fee and Government Concession Fee”.

(3)          Operating income divided by total revenues, expressed as a percentage.

(4)         Net income divided by total revenues, expressed as a percentage.

(5)         Reflects our equity participation in the net income (loss) of Aerostar, the operator of LMM Airport.

Results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013

Revenues

Total consolidated revenues for 2014 were Ps.5,879.2 million, 8.0% higher than the Ps. 5,446.1 million recorded in 2013.  The increase in total revenues resulted from increases in aeronautical revenues of 7.9% and increases in non-aeronautical revenues of 11.0%, primarily resulting from a 9.9% increase in passenger traffic.  Total revenues per workload unit decreased 1.4% from Ps.251.5 in 2013 to Ps.248.1 in 2014 due mainly to the 9.7% decrease in revenues from construction services per workload unit, which are based on capital improvements to concessioned assets and are not directly related to passenger traffic, and therefore workload units, in a given year.

Our consolidated revenues from aeronautical services, net of rebates, increased 7.9% to Ps.3,319.7 million in 2014 from Ps.3,076.7 million in 2013, due primarily to a 9.9% increase in passenger traffic.  Revenues from passenger charges increased 9.4% to Ps.2,659.5 million in 2014 (80.1% of our aeronautical revenues during the period) from Ps.2,429.9 million in 2013 (79.0% of our aeronautical revenues during the period), reflecting the increase in passenger traffic and the annual increase in our regulated rates.  Aeronautical revenues per workload unit decreased 1.4% from Ps.142.1 in 2013 to Ps.140.1 in 2014.

Revenues from non-aeronautical services increased 11.0% to Ps.1,979.7 million in 2014 from Ps.1,782.8 million in 2013.  The primary factors influencing the change in non-aeronautical revenue from 2013 to 2014 were an increase in commercial revenues because of higher passenger traffic during 2014 and improved contractual terms for certain commercial agreements in place.  These factors led to a 9.8% increase in revenues from retail stores, a 4.0% increase in revenues from duty-free shops, and a 24.3% increase in other income, which consisted principally of revenue from tourism services and hotel reservation providers. Increases of 16.6% of revenues from car rental companies, 19.6% in revenues from banking and currency exchange services, 20.0% in revenues from food and beverages, 3.3% in advertising revenues, 20.7% in parking lot revenues, 15.1% in revenues from ground transportation and 5.0% in teleservices revenues also contributed to the increase in revenues from non-aeronautical services.  Non-aeronautical revenue per workload unit increased 1.5%, from Ps.82.3 per workload unit in 2013 to Ps.83.5 per workload unit in 2014.

Revenues from construction services decreased 1.2% to Ps.579.8 million in 2014 from Ps.586.6 million in 2013 because of a lower level of capital expenditures carried out at our Mexican airports.

Our revenues from regulated sources in 2014 were Ps.3,487.4 million, a 8.0% increase compared to Ps.3,229.4 million in 2013, mainly due to the increase in total passenger traffic and the annual increase  in our regulated rates.  During 2014, Ps.1,812.0 million of our revenues was derived from non-regulated sources, a 11.2% increase from the Ps.1,630.1 million of revenues derived from non-regulated sources in 2013.  This increase was primarily due to the 11.3% increase in commercial revenues described above, from Ps.1,566.6 million in 2013 to Ps.1,743.6 million in 2014.

Revenues by Airport

Aeronautical revenues increased by 5.4% from Ps.2,331.9 million in 2013 to Ps.2,456.7 million in 2014 at the Cancún Airport, mainly due to the increase of 9.4% in passenger traffic at that airport.  Non-aeronautical revenues increased at Cancún Airport by 10.4% from Ps.1,594.6 million in 2013 to Ps.1,761.2 million in 2014, due principally to the increase in passenger traffic in 2014 and the increase in retail stores.  Construction services revenues at the Cancún Airport decreased to Ps.236.5 million in 2014 from Ps.241.6 million in 2013.  Total revenues increased by 6.9% from Ps.4,168.1 million in 2013 to Ps.4,454.4 million in 2014 at the Cancún Airport, largely due to the increase in passenger traffic and improved contractual terms for certain commercial agreements in place.  Revenues per workload unit at the Cancún Airport decreased by 1.6% from Ps.255.7 in 2013 to Ps.251.7 in 2014, primarily because of the 2.1% decrease in revenues from construction services, as mentioned above.

Aeronautical revenues increased by 17.0% from Ps.192.7 million in 2013 to Ps.225.4 million in 2014 at the Mérida Airport, due to a 9.2% increase in passenger traffic at that airport.  Non-aeronautical revenues increased at Mérida Airport by 7.0% from Ps.58.7 million in 2013 to Ps.62.8 million in 2014, due principally to the increase of 8.3% in commercial revenues because of increased passenger traffic.  Revenues overall increased by 24.3% from Ps.253.0 million in 2013 to Ps.314.5 million in 2014 at the Mérida Airport, due to a significant increase in revenues from construction services from 2013 to 2014.  Revenues per workload unit at the Mérida Airport increased by 16.5% from Ps.168.7 in 2013 to Ps.196.6 in 2014, principally due to the increase in construction services revenues.

Aeronautical revenues increased by 14.6% from Ps.127.1 million in 2013 to Ps.145.7 million in 2014 at the Villahermosa Airport, due to the increase of 10.5% in passenger traffic at that airport.  Non-aeronautical revenues increased at Villahermosa Airport by 27.6% from Ps.39.5 million in 2013 to Ps.50.4 million in 2014, due principally to the increase of 36.4% in commercial revenues.  Construction services revenues increased from Ps.9.8 million in 2013 to Ps.30.2 million in 2014.  Revenues increased by 28.3% from Ps.176.4 million in 2013 to Ps.226.3 million in 2014 at the Villahermosa Airport, largely due to an increase in construction services.  Revenues per workload unit at the Villahermosa Airport increased by 17.7% from Ps.160.3 in 2013 to Ps.188.6 in 2014 primarily due to an increase in construction services revenues.

Aeronautical revenues at our other six airports increased by 15.7% from Ps.425.1 million in 2013 to Ps.491.9 million in 2014, due to the increase of 12.8% in passenger traffic at those airports.  Non-aeronautical revenues increased by 17.1% from Ps.90.0 million in 2013 to Ps.105.3 million in 2014, due to new retail outlets opening in, and an increase in passenger traffic at, the Veracruz, Oaxaca, Huatulco, Cozumel, Tapachula and Minatitlán airports.  Construction services revenues decreased to Ps.286.8 million in 2014 from Ps.333.7 million in 2013.  Revenues increased by 4.1% from Ps.848.8 million in 2013 to Ps.884.0 million in 2014 at the other six airports, due to the increases in revenues from aeronautical services and non-aeronautical services.  Revenues per workload unit at our other six airports decreased by 10.5% from Ps.308.7 in 2013 to Ps.276.2 million in 2014 principally due to the decrease in revenues from construction services and the solidarity agreement.

Revenues from our parent holding company and our administrative services companies increased by 2.2% from Ps.874.6 million in 2013 to Ps.894.1 million in 2014, due to the increase in payments by our operating subsidiaries under intercompany agreements related to administrative services. These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps.2,718.2 million in 2014, a 5.6% increase from the Ps.2,574.9 million recorded in 2013, primarily as a result of a 8.7% increase in cost of services, a 9.9% increase in technical assistance fees, a 8.5% increase in government concession fees and a 8.6% increase in depreciation and amortization.  The increase in total operating expenses was partially offset by a 1.2% decrease in the cost of construction and a 4.7% decrease in general and administrative expenses.  As a percentage of total revenues, operating expenses represented 46.2% of total revenues in 2014 as compared to 47.3% of total revenues in 2013.  Operating costs per workload unit decreased 3.5%, from Ps.118.9 per workload unit in 2013 to Ps.114.7 per workload unit in 2014, primarily because of the economies of scale we enjoy in our operating expenses.

Cost of services increased 8.7% to Ps.1,081.4 million in 2014 from Ps.995.2 million in 2013.  The increase was principally due to higher energy costs, security and maintenance costs, and professional fees.  Our cost of services per workload unit decreased 0.9% from Ps.46.0 in 2013 to Ps.45.5 in 2014 because of the 9.5% increase in workload units and because many of our service costs (such as energy and security) are not directly correlated with the number of workload units.

General and administrative expenses decreased 4.7% to Ps.170.2 million in 2014 from Ps.178.6 million in 2013.  This decrease was primarily attributable to lower professional fees paid to third parties and lower travel expenses in connection with the bidding process for the LMM Airport in 2013.

Technical assistance fees increased by 9.9% to Ps.190.4 million in 2014 from Ps.173.3 million in 2013, and government concession fees increased by 8.5% to Ps.242.2 million in 2014 from Ps.223.1 million in 2013.  The technical assistance fees increased in 2014 due to the corresponding increase in our consolidated earnings before comprehensive financing costs, income taxes and depreciation and amortization, which is the basis used to determine the technical assistance fee. The increase in government concession fees was primarily the result of an increase in regulated revenues, which is the basis for the calculation of the concession fee.

Construction costs were Ps.579.8 million in 2014 and Ps.586.6 million in 2013.  Because we hired a third party to provide all of our construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.

Depreciation and amortization costs increased by 8.6% to Ps.454.3 million in 2014 from Ps.418.3 million in 2013.  This increase was principally due to the depreciation of new investments in fixed assets and improvements made to concessioned assets.

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps.2,058.4 million in 2014, a 1.2% decrease from the Ps.2,083.5 million recorded in 2013, primarily as a result of decreases in professional fees, construction costs and solidarity agreement expenses.  Operating expenses per workload unit for Cancún Airport were Ps.116.3 in 2014, a 9.0% decrease from the Ps.127.8 recorded in 2013.

Operating expenses for Mérida Airport were Ps.212.4 million in 2014, a 17.0% increase from the Ps. 181.4 million recorded in 2013, principally as a result of an increase in construction costs.  Operating expenses per workload unit for Mérida Airport were Ps.132.7 in 2014, a 9.8% increase from the Ps.120.9 recorded in 2013.

Operating expenses for Villahermosa Airport were Ps.145.0 million in 2014, a 15.6% increase from the Ps.125.4 million recorded in 2013, primarily as a result of an increase in construction costs.  Operating expenses per workload unit for Villahermosa Airport were Ps.120.8 in 2014, a 6.0% increase from the Ps.114.0 recorded in 2013.

Operating expenses for our six other airports were Ps.708.3 million in 2014, a 4.0% decrease from the Ps.737.9 million recorded in 2013, principally as a result of a decrease in construction costs and a decrease in expenses related to our solidarity agreement.  Operating expenses per workload unit for our other six airports were Ps.221.3 in 2014, a 17.5% decrease from the Ps.268.4 recorded in 2013.

Operating expenses for our parent holding company and our administrative services companies were Ps.803.2 million in 2014, a 7.7% decrease from the Ps.870.0 million recorded in 2013, principally due to the decrease in solidarity agreement expenses.  The expenses from our solidarity agreement are intercompany and are therefore eliminated in consolidation.

Operating Income

Operating income increased 10.1% to Ps.3,161.0 million in 2014 from Ps.2,871.1 million in 2013.  This increase in operating income was primarily a result of the 7.9% increase in aeronautical revenues and 11.0% increase in non-aeronautical revenues due to higher passenger traffic and an increase in commercial revenues due to improved terms of commercial agreements.

Operating Income by Airport

Operating income for Cancún Airport increased by 14.9% to Ps.2,396.0 million in 2014 from Ps.2,084.5 million in 2013, primarily because of the 5.4% increase in aeronautical revenues and 10.4% increase in non-aeronautical revenues due to higher passenger traffic.  Operating income per workload unit at Cancún Airport increased 5.9% from Ps.127.9 in 2013 to Ps.135.4 in 2014.

Operating income for Mérida Airport increased by 42.7% to Ps.102.1 million in 2014 from Ps.71.6 million in 2013 mainly because of the increase in revenues from construction services.  Operating income per workload unit at Mérida Airport increased 33.7% from Ps.47.8 in 2013 to Ps.63.9 in 2014.

Operating income for Villahermosa Airport increased by 59.4% to Ps.81.3 million in 2014 from Ps.51.0 million in 2013 primarily because of the increase in revenues from construction services and the 23.8% decrease in solidarity agreement expenses.  Operating income per workload unit at Villahermosa Airport increased 46.2% from Ps.46.3 in 2013 to Ps.67.7 in 2014.

Operating income for our six other airports decreased by 5.3% to Ps.257.2 million in 2014 from Ps.271.4 million in 2013 principally because of the 15.7% increase in aeronautical revenues and the 17.1% increase in non-aeronautical revenues due to higher passenger traffic.  Operating income per workload unit at the other six airports decreased 18.6% from Ps.98.8 in 2013 to Ps.80.4 in 2014.

Operating income for our parent holding company and our administrative services companies decreased by 17.4% to Ps.324.3 million in 2014 from Ps.392.8 million in 2013 primarily because of the decrease in payments by our operating subsidiaries under intercompany agreements.

Comprehensive Financing Result

Our net comprehensive financing result was a loss of Ps.115.0 million in 2014 as compared to income of Ps.18.6 million in 2013, primarily due to a decrease in interest income of 33.8%, from Ps.59.8 million in 2013 to Ps.39.6 million in 2014, and an increase in the exchange rate loss, from Ps.41.1 million in 2013 to Ps.154.5 million in 2014.  The increase in exchange rate loss is due to the 12.7% depreciation of the Mexican peso against the U.S. dollar during the period, which resulted in an increase in the peso value of our U.S. dollar-denominated debt.

Taxes

In 2014, our current income tax provision increased 14.7%, from Ps.736.2 million in 2013 to Ps.844.1 million in 2014 primarily due to higher net income before taxes caused by certain of our subsidiaries, including the Cancún Airport and the Veracruz Airport. This increase in the current tax provision was partially offset by the net favorable impact related to the Cancún Airport’s participation in the tax amnesty program.  While we paid Ps.128.3 million to settle our tax dispute related to the tax amortization period of our airport concession, we also amended our tax returns for 2012 and 2011 to reflect the revised amortization period.  This resulted in a favorable impact of Ps.152.5 million.

Our deferred income tax provision changed from an expense of Ps.94.3 million in 2013 to a deferred income tax gain of Ps.52.2 million in 2014, due to the participation of our Cancún Airport subsidiary in the tax amnesty program.  We adjusted the remaining tax basis of our Cancún Airport concession, which resulted in a tax benefit of Ps.175.5 million in 2013, primarily due to the impact of the Mexican federal tax reform.  As a result of the change in income tax rates for 2014 and beyond, we readjusted our deferred tax balances to the higher tax rate, resulting in a charge of Ps.122.7 million in 2013 and further, due to the repeal of the IETU, we recorded deferred taxes on an income tax basis for certain subsidiaries which had been subject to the IETU, resulting in an additional charge of Ps.161.1 million.

Our current IETU tax provision was eliminated in 2014, because of the repeal of the IETU on January 1, 2014.  Our deferred IETU tax provision was eliminated in 2014 due to the cancellation of the remaining net deferred IETU tax liability as of December 31, 2013, resulting from the repeal of the IETU.

Our asset tax provision in 2014 was Ps.6.8 million and 2013 was  Ps.11.5 million.  The Company submitted a request to the Mexican Ministry of Finance to receive an opinion on whether we can retain the right to recover part of the asset tax that was paid in prior years.  As of April 2010, the Ministry of Finance had refused to issue such an opinion to us.  We are currently appealing this decision in Mexican federal court.

Our overall effective tax rate in 2014 increased from to 16.4% to 25.9%, primarily as a result of the changes in Mexican tax law discussed above and the impact of the Cancún Airport’s participation in the tax amnesty program.

Net Income

Net income decreased 0.6% to Ps.2,283.7 million in 2014 from Ps.2,296.9 million in 2013.  This was mainly the result of the 14.7% increase in income taxes and the 8.7% increase in the cost of services, which offset the 10.1% increase in operating income.

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

Aeronautical revenues at our other six airports increased by 6.1% from Ps.400.8 million in 2012 to Ps.425.1 million in 2013, due to the increase of 7.6% in passenger traffic at those airports.  Non-aeronautical revenues increased by 8.6% from Ps.82.9 million in 2012 to Ps.90.0 million in 2013, due to new retail outlets opening in Veracruz and an increase in passenger traffic at Veracruz and Minatitlán airports.  Construction services revenues increased to Ps.333.7 million in 2013 from Ps.242.8 million in 2012, due to the expansion of a platform in the Veracruz Airport and the rehabilitation of roads and runway repairs in several airports.  Revenues increased by 16.9% from Ps.726.3 million in 2012 to Ps.848.8 million in 2013 at the other six airports, due to the increase in revenues from construction services as well as an increase of Ps.53.5 million in revenues from our solidarity agreement.  The revenues from our solidarity agreement are intercompany revenues and are therefore eliminated in consolidation.  Revenues per workload unit at our other six airports increased by 19.0% from Ps.308.6 in 2012 to Ps.367.1 million in 2013 principally due to the increase in revenues from construction services and the solidarity agreement.

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

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps. 2,083.6 million in 2013, a 1.4% increase from the Ps.2,054.2 million recorded in 2012, primarily as a result of increases in cost of sales, construction costs and technical assistance fees.  Operating expenses per workload unit for Cancún Airport were Ps.127.8 in 2013, a 7.9% decrease from the Ps.138.8 recorded in 2012.

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

Comprehensive Financing Result

Our net comprehensive financing result decreased by 66.0% to income of Ps.18.6 million in 2013 as compared to income of Ps.54.8 million in 2012, primarily due to a decrease in interest income of 14.3%, from Ps.69.7 million in 2012 to Ps.59.8 million in 2013, and an increase in the exchange rate loss of 64.6%, from Ps.15.5 million in 2012 to Ps.41.1 million in 2013.  The increase in exchange rate loss is due to the 0.9% depreciation of the Mexican peso against the U.S. dollar during the period and an increase in the principal amount of our U.S. dollar-

denominated debt related to the U.S.$215.0 million credit facilities that we incurred in February 2013.

Taxes

In 2013, our current income tax provision increased 1.1%, from Ps.728.3 million in 2012 to Ps.736.2 million in 2013 primarily due to higher net income before taxes caused by certain of our subsidiaries, including the Veracruz Airport and Caribbean Logistics subsidiaries, and an increase of taxable basis, mainly in our Cancún airport subsidiary. This increase in the current tax provision was partially offset by the net favorable impact related to the Cancún Airport’s participation in the tax amnesty program.  While we paid Ps.128.3 million to settle our tax dispute related to the tax amortization period of our airport concession, we also amended our tax returns for 2012 and 2011 to reflect the revised amortization period. This resulted in a favorable impact of Ps.152.5 million.  In addition, due to the participation of our Cancún airport subsidiary in the tax amnesty program, we adjusted the remaining tax basis of our Cancún airport concession which resulted in a tax benefit of Ps. 175.5 million.  Our deferred income tax provision moved from a credit of Ps.7.4 million in 2012 to a deferred income tax expense of Ps.94.3 million in 2013 primarily due to the impact of the Mexican federal tax reform.  As a result of the change in income tax rates for 2014 and beyond, we readjusted our deferred tax balances to the higher tax rate, resulting in a charge of Ps.122.7 million.  Further, due to the repeal of the IETU, we recorded deferred taxes on an income tax basis for certain subsidiaries which had been subject to IETU, resulting in an additional charge of Ps.128.4 million.

Our current IETU tax provision decreased 1.4% in 2013, from Ps.8.0 million in 2012 to Ps.7.9 million in 2013 because of a lower taxable base for those airports subject to such tax through December 31, 2013.  Our deferred IETU credit increased from Ps.(244.5) million in 2012 to Ps.(404.1) million in 2013 due to the cancellation of the remaining net deferred IETU tax liability resulting from the repeal of the IETU, resulting in a benefit of Ps. 159.1 million.

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

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances.  However, in 2012, 2013 and 2014, we incurred indebtedness to fund our investments in accordance with our Master Development Plans.  See “—Indebtedness.”  In 2012 and 2013, we used Ps.1,080.0 million and Ps.2,520.0 million, respectively, to pay dividends, and in 2014, there was no dividend payment.  As of December 31, 2014, we had Ps.2,855.4 million in cash and cash equivalents.

Cash Flows for the year ended December 31, 2014 as compared to cash flows for the year ended December 31, 2013

In 2014, we generated Ps.2,709.0 million in cash flow from operating activities, an increase of 13.9% from Ps.2,378.3 million in 2013, due to four main factors. First, during 2014, cash flows related to income taxes paid were Ps.1,042.4 million, reflecting an increase of Ps.260.8 million, or 33.4% as compared to 2013, because of the tax basis increase in 2014.  Second, in 2013, we recorded positive cash flows of Ps.42.9 million from recovered taxes, which increased to a positive cash flow of Ps.371.8 million in 2014, primarily because we applied a portion of our tax or tax refunds to taxes owed on dividends as of December 31, 2013.  Third, during 2014, negative adjustments for non-cash interest gains from our investments were Ps.121.4 million, a decrease of Ps.14.7 million, or 10.8% as compared to 2013.  Fourth, during 2014, increases and positive adjustments for non-cash exchange loss from our foreign currency liability position were Ps.167.1 million, a decrease of Ps.108.4 million from 2013.  These increases and positive adjustments to cash flow from operating activities were largely due to the fact that our income before income tax increased by Ps.336.1 million, or 12.2%, as compared to 2013 and we reflected a negative adjustment to our cash flow from operating activities in 2014 by Ps.36.4 million to account for gains at Aerostar, our affiliated company, which did not result in a cash loss at ASUR in 2014.  Lastly, the line item “trade accounts payable and other liabilities” increased to a positive cash flow of Ps.21.4 million from a negative cash flow of Ps.169.3 million, largely as a result of unusually low cash outflows in 2014 related to current taxes payable and accounts payable to contractors.

Cash flow used in financing activities in 2014 was Ps.98.4 million, a decrease of Ps.21.1 million, or 27.3% from 2013, due to three main factors.  First, the absence of bank loans received to offset amounts paid for financing activities in 2014, in contrast to the Ps.4,790.4 million received in 2013 from the disbursements of new bank loans.  Second, in 2015 we made bank loan repayments of Ps.16.7 million, a 99.3% decrease from Ps.2,271.4 million in 2013.  Third, we did not pay dividends in 2014, in contrast to the Ps.2,520.0 million paid in 2013.

Cash flow used in investing activities in 2014 was Ps.1,034.9 million, principally as a result of investments in concessioned assets for Ps.1,156.3 million in 2014, an 87.8% increase from 2013, an interest income of Ps.121.4 million, a 10.8% decrease from 2013, and a debt investment in Aerostar in 2013 by our Cancún Airport subsidiary.

Cash Flows for the year ended December 31, 2013 as compared to cash flows for the year ended December 31, 2012

In 2013, we generated Ps.2,378.3 million in cash flow from operating activities, a decrease of Ps. 271.0 million, or 10.2% from 2012, due to three main factors. First, during 2013, cash flows related to income taxes paid were Ps.781.6 million, reflecting an increase of Ps. 233.0 million, or 42.5% as compared to 2012, because our Cancun airport subsidiary paid Ps.128.3 million for its participation in the tax amnesty program to settle an income tax claim.  Second, in 2012, we recorded positive cash flows of Ps.401.3 million from recovered taxes, which decreased to a positive cash flow of Ps.12.5 million in 2013, primarily because we applied a portion of our tax refunds to taxes owed on dividends as of December 31, 2012.   Third, during 2013, negative adjustments for non-cash interest gains from our investments were Ps.136.0 million, an increase of Ps.44.0 million, or 47.8% as compared to 2012.  These decreases and negative adjustments to cash flow from operating activities were more than offset by the fact that our income before income tax increased by Ps.161.6 million, or 6.3% and we reflected a positive adjustment to our cash flow from operating activities in 2013 by Ps.143.4 million to account for losses at Aerostar, our affiliated company, which did not result in a cash loss at ASUR in 2013.  Lastly, the line item “trade accounts payable and other liabilities” decreased by 97.1% to negative cash flow of Ps.3.8 million from negative cash flow of Ps.129.4 million, largely as a result of unusually high cash outflows in 2012 related to current taxes payable and accounts payable to contractors.

Cash flow used in financing activities in 2013 was Ps.77.3 million, a decrease of Ps. 1,406.1 million, or 95.0% from 2012.  The decrease of cash flow used in financing activities resulted principally from the disbursements of new bank loans in 2013 totaling Ps.4,790.4 million.  These disbursements were more than offset by the payment of dividends of Ps.2,520 million, an increase from Ps.1,080 million in 2012, and repayments of bank loans of Ps.2,271.4 million, an increase from Ps.381.1 million in 2012.

Cash flow used in investing activities in 2013 was Ps.3,308.0 million, principally as a result of equity and debt investments in Aerostar by our Cancun airport subsidiary, totaling Ps.4,991.4 million in 2013, of which Ps.2,163.2 million was returned in 2013.  In addition, we made Ps.615.9 million of investments in concessioned assets in 2013, a 2.4% decrease from 2012.

Indebtedness

As of December 31, 2014, we had Ps.3,187.3 million in outstanding indebtedness.

In September 2011, Veracruz Airport entered into a three-year credit agreement with Banamex for Ps.50.0 million. The terms included a floating interest rate based on the Tasa de Interés Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 0.75% and quarterly principal payments. Our holding company, GAS, and Aeropuerto de Cancún, S.A. de C.V. guaranteed Veracruz Airport’s obligations under this facility. We fully drew on this credit facility.  On September 19, 2014, this credit facility was fully repaid.

In the fourth quarter of 2011, our Cancún airport subsidiary obtained authorization for two new bank loans from Banamex and BBVA Bancomer of U.S.$300.0 million and Ps.1,500.0 million, respectively.  These loans remain subject to certain conditions precedent, including the negotiation of definitive documentation for the loans.  To date, ASUR has not yet made use of the authorized credit lines.

On February 15, 2013, our Cancún airport subsidiary executed a new bank loan with BBVA Bancomer and Merrill Lynch for U.S.$215.0 million.  The loan has a five-year term and amortizes in five payments, the first on February 15, 2016, the second on August 15, 2016, the third on February 15, 2017, the fourth on August 15, 2017, of 2.5% of the aggregate amount of the loan made on the borrowing date, and a final payment of the aggregate principal amount of the loan outstanding on the maturity date, February 15, 2018.  The loan is denominated in U.S. dollars and charges interest at a rate equal to one-month LIBOR plus 1.99%.  This facility may be used for general corporate purposes, and we have used it to fund our capital contributions and other financial commitments to Aerostar in connection with the upfront payment due under the Lease of the LMM Airport.  Our holding company, GAS, has guaranteed our Cancún airport subsidiary’s obligations under this facility.

While the BBVA Bancomer and Merrill Lynch facility is outstanding, we and our subsidiaries are not permitted to create any liens upon any of our property, make any fundamental change to our corporate structure, or sell any of our assets that exceed more than 10.0% of our consolidated total assets of as of the most recent fiscal quarter prior to the sale.  Additionally, the credit facility requires that we and our subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or less than 3.00:1.00 as of the last day of each fiscal quarter. If we fail to comply with these covenants, this facility restricts our ability to pay dividends to our shareholders.  Additionally, failure to comply with these covenants would result in all amounts owed under the facility to become due and payable immediately.  As of the date of this report, we were in compliance with those covenants.

On March 22, 2013, our joint venture Aerostar entered into a U.S.$50.0 million capital expenditure facility and a secured U.S.$10.0 million revolving credit facility with RBC Royal Bank, UBS Financial Services and FirstBank Puerto Rico.  Additionally, Aerostar issued 5.75% senior secured notes with an aggregate principal amount of U.S.$350.0 million in a private placement, also secured by Aerostar’s interest in the lease of LMM Airport.  Furthermore, as part of this debt financing, Aerostar was required to pledge its interest in the lease of LMM Airport as collateral to a leasehold mortgagee assigned by the lenders.  Our Cancun airport subsidiary and its joint venture partner Highstar Capital IV and its affiliated funds pledged their share ownership in Aerostar as collateral for both of these facilities.  However,  given that Aerostar is a joint venture and not our subsidiary, we do not consolidate Aerostar’s assets or liabilities into our financial statements and we provide no credit support other than our Cancún airport subsidiary’s pledge of its membership interests in Aerostar to secure the senior credit facilities and the senior notes.

As of December 31, 2014, the company has no contracts for interest rate or foreign currency swaps.

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

The following table sets forth our historical investments in the periods indicated.

Year ended December 31,	(thousands of pesos)
2012	757,545
2013	621,122
2014	1,294,207

In 2014, we spent Ps.1,294.2 million on capital expenditures, principally to finance works at (i) Cancún Airport, including the extension of the terminal building and commercial-aviation apron at Terminal 3, the planning, design and development of the construction of Terminal 4 and the acquisition of airside buses and explosive-trace detectors, and (ii) Veracruz Airport, including the extension of its terminal building.  In 2013, we spent Ps.621.1 million on capital expenditures, principally for repairs to the runways in the Cancún, Tapachula and Veracruz Airports, repairs to the fire station in Tapachula Airport, remodeling of Terminal 1 and replacement of a passenger boarding bridges in Cancún Airport, expansion of a platform in the Veracruz Airport and the rehabilitation of roads in the Tapachula and Cancun Airports.  In 2012, we spent Ps.757.5 million on capital expenditures, principally for refurbishment of the terminal buildings in the Cancún, Cozumel, Mérida and Minatitlán Airports, the expansion of the terminal buildings in the Villahermosa and Huatulco Airports, and the rehabilitation, shooting and platform and replacement of passenger boarding bridges in the Cancún Airport.

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

Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment.  Our most critical accounting policies are described briefly below.  For a detailed discussion of the application of these and other accounting policies, see Note 5 of our financial statements.

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

Deferred Income Tax, IETU, Asset Tax and Dividend Tax

Our income tax expense, asset tax, and IETU are comprised of current expenses and deferred expenses.  Deferred income tax and IETU represent the tax effects of temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our airport concessions and from non-balance sheet items such as tax loss carry-forwards and credits.  These temporary differences and tax loss carry-forwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding difference between the beginning and year-end balances of the recognized deferred tax assets and liabilities is recorded in earnings. Asset tax was a minimum tax that is calculated as 1.25% of the average tax value of virtually all of our assets.  In 2007, we were subject to the asset tax, which may be recovered through deductions over the following ten years of up to 10.0% each year of the total asset tax credit carry-forward at December 31, 2007, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three previous years.  The asset tax carry-forward may be adjusted for changes in the National Consumer Price Index.  The asset tax was eliminated in 2008 in favor of the IETU.

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

Financial Statements of Joint Ventures

The financial statements of our joint venture, Aerostar Airport Holdings, LLC are prepared initially in US GAAP and reconciled to IFRS as stated in Note 10 to our consolidated financial statements.

Recently Issued Accounting Standards

The following is a summary of new or revised IFRS standards.  For a full description see Note 3.1 in our consolidated financial statements.

•      IAS 16 (amended), “Property, Plant and Equipment” and IAS 38 “Intangible Assets”

This amendment clarifies that when an item of property, plant or equipment is revalued, the gross carrying value should be restored in a manner consistent with the revaluation and accumulated depreciation should be adjusted to reflect the difference between the gross carrying amount and the book value, taking into account accumulated impairment losses. This amendment went into effect as of July 1, 2014.

•      IAS 24 (amended), “Disclosure of Related Parties”

The rule is amended to clarify that entities that provide key management personnel services to a reporting entity are related parties to the reporting. It is not necessary to disclose the compensation paid to key management personnel in question, but the amounts charged for services rendered must be disclosed. This amendment went into effect as of July 1, 2014.

•      IFRS 8 (amended), “Operating Segments”

IFRS 8 requires disclosure of the judgments made by a company’s management in applying the aggregation criteria to operating segments.  This includes a description of the segments and the economic indicators that have been valued in the management’s determination.  There is also an amendment stating that an entity shall only provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly.  This amendment went into effect as of July 1, 2014.

•       IFRS 9 (amended), “Financial Instruments”

IFRS 9 is the first standard issued as part of a broader project to replace IAS 39.  IFRS 9 retains but simplifies the mixed measurement model and establishes two primary categories for measuring financial assets: amortized cost and fair value. The basis of classification depends on the entity´s business model and the contractual characteristics of the financial assets’ cash flows.  This amendment went into effect as of January 1, 2014.

Future Standards and Interpretations

•      IAS 34, “Interim Financial Reporting”

This amendment clarifies the meaning of the term “elsewhere in the interim report” and states that information to be disclosed “elsewhere” can be done via cross-reference to the interim financial statement or to any other part of the comprehensive report (e.g., to the management commentary or risk report).  If users do not have access to the source of the cross-referenced information under the same conditions and at the same time they are released, it is considered that the interim financial statements are incomplete.  The effective date of this amendment is January 1, 2016.

•      IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 was issued in May 2014. The basic principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in the amount by which the entity expects to be exchanged those goods or services.  IFRS 15 applies a five-step model to be applied to all contracts with customers: (1) identify the contract with a customer, (2) identify performance obligations in the contract, (3) determine the transaction price, (4) assign the transaction price to performance obligations in the contract and (5) recognize revenue when the entity satisfies the performance obligations.  The application of this approach will depend on the facts and circumstances present in the contract and requires judgment.  The standard should be applied in the financial statements under IFRS of the entity for annual periods beginning on or after January 1, 2017.  Early adoption is permitted.  The company management has evaluated that the applying of this IFRS 15 will not have impact on the financial statements.

Off-balance sheet arrangements

We are not currently, nor have we been, involved in any off-balance sheet arrangement that has or is reasonably likely to have had a current or future effect on our financial statements, changes in liquidity, capital expenditures or capital resources that are material to investors.

Tabular disclosure of contractual obligations

The following table summarizes our material contractual obligations as of December 31, 2014.

	Payments due by period
	(millions of pesos)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Master Development Plans(1)	6,977.4	1,234.6	4,478.8	1,264.0	0.0
Technical Assistance Agreement(2)	214.2	47.9	83.1	83.1	0.0
Bank Loans	3,187.3	0.0	30.0	3,157.4	0.0
Operating Leases	149.8	3.9	11.8	8.0	126.1
Concession Fees(3)	—	—	—	—	—
Total	10,528.7	1,286.4	4,603.7	4,512.5	126.1

(1)         As of December 31, 2014, based on the Mexican Construction Price Index.  The master development plans, which contain the investment commitments for our airports have been approved for each year through December 31, 2018.  The plans also contain indicative investments for calendar years 2018 through 2028, but these amounts are not binding on us.

(2)         Reflects fixed minimum amount due under the Technical Assistance Agreement.  Actual amount to be paid in any year may be higher because technical assistance fees are calculated as the greater of U.S.$2.0 million adjusted annually for inflation against the U.S. consumer price index (subject to certain adjustments) and 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with IFRS and calculated prior to deducting the technical assistance fee).

(3)         Actual amount to be paid in any year is 5.0% of gross annual revenues.

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

Our bylaws provide that the holders of Series BB shares are entitled to elect two members and their alternates to the Board of Directors.  Our remaining directors are elected by the holders of our Series B shares.  Under our bylaws, each stockholder or group of stockholders owning at least 10.0% of our capital stock in the form of Series B shares is entitled to elect one member to the Board of Directors for each 10.0% interest that it owns.  The other directors to be elected by the holders of our Series B shares are elected by majority vote of all holders of Series B shares present at the stockholders’ meeting (including stockholders that individually or as part of a group elected a director as a result of their 10.0% stake).

The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name	Title	Director Since
Fernando Chico Pardo(1)	President	April 28, 2005
Ricardo Guajardo Touché(3)	Director	February 28, 2001
Francisco Garza Zambrano(3)	Director	February 28, 2001
Guillermo Ortiz Martínez(3)	Director	April 26, 2010
Roberto Servitje Sendra(3)	Director	April 25, 2008
José Antonio Pérez Anton(2)(5)(*)	Director	April 26, 2012
Aurelio Pérez Alonso(4)(*)	Director	April 26, 2012
Rasmus Christiansen(3)	Director	April 26, 2007
Luis Chico Pardo(4)	Director	April 25, 2008

(1)         Elected by ITA as holder of Series BB shares, with Federico Chávez Peón Mijares as Alternate.  Fernando Chico Pardo is the direct or indirect owner of 51.0% of the shares of ITA and 37,746,290 Series B shares (12.6% of our outstanding shares) as of April 13, 2015.

(2)         Elected by ITA as holder of Series BB shares, with Luis Fernando Lozano Bonfil as Alternate.

(3)         Independent Director

(4)         On April 26, 2012, Aurelio Perez Anton and Luis Chico Pardo were elected as members of the Board of Directors, representing the Series B shares.

(5)         On April 26, 2012, Jose Antonio Perez Anton was elected as a member of the Board of Directors, representing the Series BB Shares.

(*)         Owner of less than 1.0% of our outstanding shares as of April 13, 2015.

Fernando Chico Pardo.  Mr. Chico Pardo has been a member of our Board of Directors and Chairman of the Board since April 28, 2005.  He was our Chief Executive Officer from January 19, 2007 until June 1, 2011.  He is the founder and President of Promecap, S.C. established in 1997.  Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York), Latin America Representative for Mocatta Metals Corporation and Mexico Representative for Standard Chartered Bank (London).  Mr. Chico Pardo has also been on the boards of directors of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México, BBVA Bancomer, Cultiba and Grupo Posadas de México.  He is 63 years old.  Mr. Chico Pardo was appointed by ITA.

Ricardo Guajardo Touché.  Mr. Guajardo is a member of our Board of Directors and President of our Audit and Corporate Practices Committee.  He was President of Grupo Financiero BBVA

Bancomer, S.A. from 2000 to 2004, a President and Chief Executive Officer of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and Chief Executive Officer of Grupo Vamsa since 1989.  He has served on the Board of Directors of Grupo Bimbo, Almacenes Coppel, Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”), Fomento Económico Mexicano (“FEMSA”), Transportación Marítima Mexicana (“TMM”), Alfa and El Puerto de Liverpool.  He is 66 years old.  Mr. Guajardo is an independent director.

Francisco Garza Zambrano.  Mr. Garza is a member of our Board of Directors and he has served as President of Cementos Mexicanos of North America and Trading, as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos U.S.A. He was formerly on the Board of Directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Cámara Nacional del Cemento, Club Industrial, A.C. and Fundación Mexicana para la Salud.  He is 59 years old.  Mr. Garza is an independent director.

Guillermo Ortiz Martínez. Mr. Ortiz is a member of our Board of Directors.  He has served as the Chairman of the Board of Directors of Grupo Financiero Banorte.  Previously, he was Governor of the Bank of Mexico for two terms, from 1998 to 2003, and from 2004 to 2009. From 1994 to 1997, he was Mexico’s Public Finance Minister.  Mr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994. Prior to that, between 1984 and 1988, he occupied the post of Executive Director of the International Monetary Fund (IMF).  From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research.  Mr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry.  During 2009 he was employed as Chairman of the Bank for International Settlements based in Basel, Switzerland.  He is 66 years old. Mr. Ortiz is an independent director.

Roberto Servitje Sendra.  Mr. Servitje is a member of our Board of Directors.  He has been the Deputy Chief Executive Officer of Grupo Bimbo (1969), as well as the company’s Chief Executive Officer (1978) Executive President (1990) and Chairman of the Board of Directors (1994-2012).  He has also been a member of the advisory boards of Chrysler Mexico, Grupo Altex, the School of Banking and Commerce and the Hermann International Memorial.  He is 87 years old.  Mr. Servitje is an independent director.

Luis Chico Pardo.  Mr. Chico Pardo is a member of our Board of Directors.  He has held positions as an Economist at the Bank of Mexico, as the Manager of the International Division of the Bank of Mexico, as the General Coordinator of the Credit Department at the Mexican Ministry of Finance, as Chief Executive Officer of Banco Mexicano, as Executive Vice-President of Banco Mexicano Somex, and as Chief Executive Officer of Banco B.C.H.  He is currently a member of the Board of Directors of the venture capital investment firm Promecap.  Mr. Chico Pardo is 74 years old.

Rasmus Christiansen.  Mr. Christiansen previously served as the Chief Executive Officer of Copenhagen Airports International A/S, responsible for management and advisory services for CPH’s international investments. Before joining Copenhagen Airports, Mr. Christiansen was the director and owner of an import/export company in Hungary (1993 — 1999).  Prior to this, he was

Vice President of Dolce International, Hotels and Conference centers.  He joined Copenhagen Airports A/S in 1999 as the Development and Acquisitions Director.  In 2005 he became the Vice President and in 2007 CEO of Copenhagen Airports International.  He is also a board member of CPH International A/S and Newcastle International Airport Ltd. As well as Chairman of the Danish Schou Foundation.  Mr. Christiansen is 63 years old and was born in Denmark.

José Antonio Pérez Antón.  Mr. Pérez Antón has been Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005.  He has worked for ADO since 1996.  Mr. Pérez Antón is also currently the Vice President of the Cámara Nacional del Autotransporte de Pasaje y Turismo (the Mexican National Chamber of Intercity and Tourism Transportation, or “CANAPAT”), and is a Councilor at ITI (the Intermodal Transportation Institute, based in Denver).  He is 42 years old.

Aurelio Pérez Alonso.  Mr. Pérez Alonso has been Deputy Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005.  Before joining the Group in 1998, Mr. Pérez Alonso was a consultant for Arthur Andersen and he is currently a member of the Board of Directors of CANAPAT.  He is 43 years old.

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

Adolfo Castro Rivas.  Mr. Castro was appointed as our Chief Executive Officer in June 2011. Mr. Castro has been our Director of Finance (Chief Financial Officer) since January 2000.  Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V.  Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V.,

Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. and an auditor and consultant with Coopers & Lybrand.  Mr.  Castro is also member of the Board of Directors of Red de Carreteras de Occidente, S.A.B. de C.V.  He is 50 years old.

Carlos Trueba Coll.  Mr. Trueba has been the Director of Cancún International Airport since March 1, 2010.  Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004).  He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares.  He is 51 years old.

Héctor Navarrete Muñoz.  Mr. Navarrete is the Director of Regional Airports.  Previously, Mr. Navarrete was the Administrator of the Mérida International Airport, Director of the Board of Culture and Tourism of the state of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security.  He is 58 years old.

Claudio Góngora Morales.  Mr. Góngora has been General Counsel since April 25, 2001.  Previously, he was Legal Director of ASUR (from 1999).  Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compañia Exploradora del Istmo, S.A. de C.V.  He has been Deputy Legal Director of Comisión de Fomento Minero, as well as Chief Legal Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd.  He is 63 years old.

Manuel Gutiérrez Sola.  Mr. Gutiérrez has been our Chief Commercial Officer since August 7, 2003.  Previously, from October 31, 2002, Mr. Gutiérrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of ASUR’s commercial strategy.  Before that, he was our Concessions Manager since December 2000.  Prior to joining ASUR, Mr. Gutiérrez was Chief Operations Officer of G. Acción S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V.  He is 51 years old.

Agustín Arellano Rodríguez.  Mr. Arellano was appointed as our Chief International Affairs Officer in August, 2013. Mr. Arellano was previously the company’s Chief Infrastructure and Regulations Officer (from 2010). Prior to joining ASUR, Mr. Arellano held a series of positions within the Mexican Air Traffic Control Service, SENEAM, including those of Technical Director and General Director.  He has also been a member of the Boards of Directors of Aeropuertos y Servicios Auxiliares, the Mexican state-owned airport operator and Mexico City International Airport.  Mr. Arellano is currently seconded to our joint venture, Aerostar, where he is serving as Chief Executive Officer.  He is 58 years old.

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

Share Ownership of Directors and Senior Management

With the exception of Fernando Chico Pardo (see “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders”), José Antonio Pérez Anton and Aurelio Pérez Alonso, directors and senior management do not own shares of ASUR.  There are no compensation arrangements under which employees may acquire capital stock of ASUR.

Compensation of Directors and Senior Management

Members of our Board of Directors and the Board of Directors committees received Ps.8.2 million in aggregate compensation for the year ended December 31, 2014.  We paid an aggregate amount of approximately Ps.26.0 million in 2014 for the services of our executive officers.

No amount has been set aside by ASUR or its subsidiaries for pension, retirement or similar benefits.

Committees

Our bylaws provide for four committees to assist the Board of Directors with the management of our business: an Operating Committee, an Audit and Corporate Practices Committee, an Acquisitions and Contracts Committee and a Nominations and Compensation Committee.

The Operating Committee, which is composed of four members, is responsible for proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development plans of our subsidiary concession holders, our dividend policy and investments of less than U.S.$2.0 million that are not provided for in our annual budget.  The Board of Directors appoints all the members of the Operating Committee.  Board members elected by the holders of Series BB shares have the right to appoint two of the committee members and to appoint the chairman, who has a deciding vote in the case of a tie.  The consent of the Series BB directors is also required to select the members of the Operating Committee that are not members of our board or officers of our company.  The current members of the Operating Committee are Fernando Chico Pardo (President), Rasmus Christiansen, Ricardo Guajardo Touché and José Antonio Pérez Antón.  A secretary has also been appointed who is not a member of the committee.

The Audit and Corporate Practices Committee must be composed of at least three members, all of whom must be independent, and is responsible for supervising the management and conduct of our business, monitoring the activities of our Board of Directors, our officers and the officers of our subsidiaries for compliance with the bylaws and applicable law, as well as coordinating internal auditing activities.  With respect to financial reporting and auditing matters, the Audit and Corporate Practices Committee reviews financial data, ensures compliance with the professional code of conduct and has oversight of our internal auditing and controls system, as well as the performance of our external auditors.  The Audit and Corporate Practices Committee is also responsible for monitoring transactions with affiliates, including ITA and its stockholders.  In addition to the specific duties and authorities set forth under our bylaws and the Securities Market Law for the Audit and Corporate Practices Committee, the Audit and

Corporate Practices Committee also has the authority and duties of the Corporate Practices Committee under the Securities Market Law.  Our bylaws provide that the Board of Directors shall determine the number of members of the Audit and Corporate Practices Committee, which is required to comprise solely independent directors.  All members of the Audit and Corporate Practices Committee must meet the applicable independence criteria set forth under the Sarbanes-Oxley Act of 2002 and the rules issued thereunder by the U.S. Securities and Exchange Commission.  The president of the Audit and Corporate Practices Committee is elected by a vote at the shareholders meeting, as is a secretary, who is not required to be a committee member.  The committee also appoints among its members a special delegate who may not be a person appointed by the holders of Series BB shares nor be related to the committee members.  The special delegate is charged with ensuring that ITA complies with its obligations under the technical assistance agreement it has with us.  The current members of the Audit and Corporate Practices Committee are Ricardo Guajardo Touché (President), Francisco Garza Zambrano and Guillermo Ortiz Martínez.  A secretary has also been appointed who is not a member of the committee.

The Acquisitions and Contracts Committee, composed of three members, is responsible for ensuring compliance with our procurement policies set forth in our bylaws.  Among other things, these policies require that the Acquisitions and Contracts Committee approve any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$400,000 and that any contract between us, on the one hand, and ITA or any of its related persons, on the other hand, be awarded pursuant to a bidding process involving at least three other bidders.  Our bylaws provide that a stockholders’ meeting will determine the number (which must be an odd number) of members of the Acquisitions and Contracts Committee, which is required to be composed primarily of members of the Board of Directors.  The members of the Board of Directors elected by the holders of Series BB shares are entitled to appoint one member to the committee.  The current members of the Acquisitions and Contracts Committee are Fernando Chico Pardo (President), Rasmus Christiansen and Aurelio Pérez Alonso.  A secretary has also been appointed who is not a member of the committee.

The Nominations and Compensation Committee was formed on October 12, 1999.  The duties of the committee include the proposal to the general shareholders’ meeting of candidates for election to the Board of Directors and proposal to the Board of Directors of candidates for appointment as executive officers, as well as proposals to the general shareholders’ meeting regarding the removal and compensation of directors and officers.  Our bylaws provide that a stockholders’ meeting will determine the number (which must be an odd number) of members of the committee.  The holders of the Series B and Series BB shares, acting as a class, are each entitled to name one member of the Nominations and Compensation Committee.  The remaining members of the committee are to be named by these two initial members.  Members of the committee each have a term of one year.  At each annual stockholders’ meeting after a public offering of our shares, the Nominations and Compensation Committee is required to present a list of at least seven candidates for election as directors for the vote of the Series B stockholders.  At an ordinary stockholders’ meeting held February 28, 2001, our stockholders resolved that the Nominations and Compensation Committee be comprised of three members.  The current members of the Nominations and Compensation Committee are Fernando Chico Pardo (President), José Antonio Pérez Antón and Roberto Servitje Sendra.

Employees

The following table sets forth the number of employees in various positions as of the end of 2012, 2013 and 2014.

	As of December 31,
	2012	2013	2014
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	132	130	141
Cancún Airport	195	208	224
Cozumel Airport	26	25	26
Huatulco Airport	20	21	20
Mérida Airport	50	52	51
Minatitlán Airport	18	19	19
Oaxaca Airport	22	23	22
Tapachula Airport	22	23	24
Veracruz Airport	31	32	33
Villahermosa Airport	28	29	29
Total Administrative Employees	544	562	589
Unionized Employees(2)
Cancún Airport	120	122	127
Cozumel Airport	36	36	35
Huatulco Airport	20	20	20
Mérida Airport	45	45	45
Minatitlán Airport	17	16	16
Oaxaca Airport	22	22	22
Tapachula Airport	24	24	24
Veracruz Airport	27	27	27
Villahermosa Airport	30	29	29
Total Union Employees	341	341	345

(1)         In April 2008, we transferred all of the non-unionized administrative employees employed by our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary.

(2)         In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V., a wholly-owned subsidiary.

As of December 31, 2012, 2013 and 2014, we had 885, 903 and 934 employees, respectively.

In addition, services relating to commercial operations and certain airport operations are provided by third parties, using their own personnel.  As of December 31, 2014 there were approximately 180 employees providing such services.  A significant portion of the services rendered in our airports is provided by personnel employed by third parties.

36.9% of our employees on December 31, 2014 were members of labor unions.

All of our unionized airport personnel are employed by RH Asur, S.A. de C.V, and all of our non-unionized airport employees are employed by Servicios Aeroportuarios del Sureste, S.A. de C.V.  RH ASUR, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V. are wholly-owned subsidiaries that provide us with administrative and personnel services.

All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers.  As of April 2008, the labor relations with our employees in our airport operating subsidiaries are governed by one collective labor agreement that is negotiated by the local chapter of the union.  Under applicable Mexican labor law, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years.  The last agreement was entered into in 2014.  We believe that our relations with our employees are good.

Item 7.                                                         Major Shareholders and Related Party Transactions

Major Shareholders

Purchase and subsequent sale of 49.0% of ITA by Fernando Chico Pardo

On October 13, 2010, Fernando Chico Pardo consummated his acquisition of the 49.0% stake in ITA previously held by Copenhagen Airports and Copenhagen Airports transferred its shares to Mr. Chico Pardo.  On November 7, 2011, Fernando Chico Pardo signed an agreement to sell 37,746,290 of his Series B shares and an entity that owns and controls 49.0% of the shares of ITA to Grupo ADO.  These transactions were consummated on January 4, 2012.  Mr. Chico Pardo remains the direct or indirect owner of 51.0% of the shares of ITA and 37,746,290 Series B shares.  ITA is our strategic partner and the holder of our Series BB shares, which have special voting and management rights.  See “Item 10.  Additional Information—Our Capital Stock” for more information on the Series BB shares.

Capital Stock Structure

The following table sets forth the current ownership of outstanding shares as of April 13, 2015, to the extent of our knowledge.

			Percentage of total
	Number of Shares		share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
Agrupación Aeroportuaria Internacional III, S.A. de C.V.(1)(2)(4)	16,378,297	—	5.46%	—
ITA, through Bancomext (1)(2)(3)(4)(7)	—	22,950,000	—	7.65%
Servicios Estrategia Patrimonial, S.A. de C.V.(1)(2)(3)(4)(5)	21,368,000	—	7.12%	—
Aberdeen Asset Management(1)(6)	57,841,380	—	19.28%	—
Remer Soluciones, S.A. de C.V.(7)	36,918,290	—	12.31%	—
Other Public(1)	144,544,033	—	48.18%	—

(1)      Pursuant to the Share Registry Book of ASUR, the shareholders that formally appear registered as such are (a) Indeval, as depositary of 255,000,000 Series B shares, (b) Bancomext, as holder of 22,050,000 Series B shares, and (c) Bancomext, as holder of 22,950,000 Series BB shares.

(2)      Our Chairman of the Board of Directors Fernando Chico Pardo owns, directly or indirectly, (a) 51.0% of ITA, (b) 100.0% of Servicios de Estrategia Patrimonial, S.A. de C.V. (formerly known as, Agrupación Aeroportuaria Internacional, S.A. de C.V.), and (c) 100.0% of Agrupación Aeroportuaria Internacional III, S.A. de C.V (the successor in interest to Agrupación Aeroportuaria Internacional II, S.A. de C.V).

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

(6)      Composed of 5,784,138 ADSs.

(7)      Grupo ADO, S.A. de C.V. owns indirectly (a) 49.0% of ITA and (b) 99.0% of Remer Soluciones, which owns 36,918,290 of our Series “B” shares.

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

The term of the trust will be extended for an additional fifteen years if, at the end of the initial fifteen-year term, ITA holds shares representing more than 10.0% of our capital stock.  ITA may terminate the trust before the second fifteen-year term begins if: (i) ITA holds less than 10.0% of our capital stock at the end of the initial term; and (ii) the technical services agreement has been terminated.  ITA is required to deposit in the trust any additional shares of our capital stock that it acquires.

Related Party Transactions

General

As of December 31, 2012, 2013 and 2014, the accounts pending payment with related parties are as follows:

	At December 31,
	2012	2013	2014
	(millions of pesos)
Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.(2)	35.8	40.3	48.1
Lava Tap de Chiapas, S. A. de C. V.(1)	0.3	0.7	0.5
Autobuses de Oriente, S.A. de C.V(2)	—	—	0.2
Total Accounts Payable	36.1	41.0	48.8

(1)         Affiliate of key management personnel

(2)         Shareholder

During the years ending December 31, 2012, 2013 and 2014, the following transactions with related parties were carried out:

	Year Ended December 31,
	2012		2013		2014
	(millions of pesos)
Commercial revenues	Ps.	7.4	Ps.	9.0	Ps.	9.5
Technical assistance	(154.4)		(173.3)		(190.4)
Administrative services	(6.4)		—		(1.4)
Leases	(3.1)		(3.7)		(3.4)
Cleaning services	(7.3)		(7.9)		(4.3)
Investment (transport equipment)	—		—		—
Others	(0.3)		—		—

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

Pursuant to the Technical Assistance Agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us.  Although Copenhagen Airports ceased to be a shareholder in October 2010, and after the consummation of the sale of a company that owns 49.0% of ITA to Grupo ADO, the Technical Assistance Agreement continues in force and will remain in force.  The Technical Assistance Agreement entitles ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our Board of Directors.  The agreement also grants us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement.  The agreement had an initial fifteen-year term which expired in 2013, and was automatically renewed for a successive five-year term on the same conditions on December 18, 2013.  We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with IFRS and calculated prior to deducting the technical assistance fee under this agreement).  The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process.  This process is described in “Item 6.  Directors, Senior Management and Employees—Committees.”  In 2012, 2013 and 2014, we recognized expenses of U.S.$9.3 million, U.S.$13.2 million and U.S.$12.9 million, respectively, pursuant to the technical assistance agreement plus additional expenses owed to ITA of approximately U.S.$0.005 million, U.S.$0.010 million and U.S.$ 0.073 million, respectively.

Arrangements with Entities Controlled by Fernando Chico Pardo

We rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.

Compensation to Directors and Officers

In 2012, we provided Ps.27.1 million in compensation to key management personnel and Ps.5.5 million in compensation to the Board of Directors and the committees of the Board of Directors.  In 2013, we provided Ps.39.1 million in compensation to key management personnel and Ps.4.9 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2014, we provided Ps.26.0 million in compensation to key management personnel and Ps.8.2 million in compensation to the Board of Directors and the committees of the Board of Directors.

Item 8.                                                         Financial Information

See “Item 18.  Financial Statements” beginning on page F-1.

Legal Proceedings

We are involved in legal proceedings from time to time that are incidental to the normal conduct of our business.

We are currently involved in a legal proceeding in connection with the cargo facilities at our Mérida Airport, as described in more detail in “Item 4. Information on the Company—Business Overview—Our Airports—Mérida International Airport”.

At present, two labor-law claims have been filed against us mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects. We are currently pursuing judicial remedies and no ruling has been handed down at the date of this report. The total amount of these claims is approximately Ps.116.0 million.  As of December 31, 2014, we have not established a provision for this item.

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

Mexican law requires that at least 5.0% of a company’s net income (on a non-consolidated basis) each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20.0% of its capital stock (without adjustment for inflation).

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends is determined under IFRS.  The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., is Ps.618.4 million (which includes the required allocation corresponding to year 2013 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Currently, dividends paid to non-resident holders with respect to our Series B shares and ADSs are subject to Mexican withholding tax at the rate of 10.0% on the gross amount of the dividend distributed.  Dividends paid against the net tax profits accrued on or before December

31, 2013, are not subject to Mexican withholding tax.  Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor of 1.4286 thereafter.  Corporate tax rates of 30.0% in 2012, 2013 and 2014 are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2014, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years.  Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2014, we had Ps.2,756.8 million of distributable earnings, Ps.2,485.5 million of which were not subject to corporate income tax.

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

At the general stockholders’ meeting on April 24, 2014, our stockholders approved an increase in the legal reserve of the Company by Ps.100.9 million from the accumulated net profits for the year ended December 31, 2013.  In that same meeting, our stockholders also approved the amount of Ps.1.9 billion from the accumulated net profits for the year ended December 31, 2013 as the maximum amount that may be used by the Company to repurchase its own shares during the 2014 fiscal year.

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

The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars over the five most recent financial years is as follows:

	U.S.$ per ADR (1)		Pesos per Series B Share
Years ended December 31,	Low	High	Low	High

2010	41.53	58.07	53.69	73.15

2011	49.72	60.11	63.31	78.00

2012	57.03	115.66	77.83	147.74

2013
First Quarter	117.17	137.42	146.40	171.51
Second Quarter	99.96	141.50	133.76	172.01
Third Quarter	108.25	126.29	142.81	159.39
Fourth Quarter	112.04	134.53	147.77	173.96

2014
First Quarter	107.00	122.70	142.48	163.24
Second Quarter	120.27	131.98	156.16	171.73
Third Quarter	123.36	135.56	161.37	178.38
Fourth Quarter	120.59	136.35	163.12	199.43

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
October 2014	118.32	134.86	158.86	181.67
November 2014	128.36	138.03	173.99	189.33
December 2014	118.88	135.76	175.43	200.00
January 2015	125.48	140.30	183.88	206.81
February 2015	127.28	137.84	192.00	205.75
March 2015	125.65	139.93	194.93	213.41

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

As of December 31, 2014, 10 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2014, the ten most actively traded equity issues (excluding banks) represented 64.8% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in Mexico.

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

Each person (or group of persons acting together) holding 10.0% of our capital stock in the form of Series B shares is entitled to elect one director. The shareholders of Series BB shares will have the right to appoint two members and their respective alternates. The remaining positions on the Board of Directors will be filled based on the vote of all holders of Series B shares, including those Series B holders that were entitled to elect a director by virtue of their owning 10.0% of our capital stock.  The candidates to be considered for election as directors by the Series B stockholders will be proposed to the stockholders’ meeting by the Nominations and Compensation Committee.  All directors are elected based on a simple majority of the votes cast at the relevant stockholders’ meeting.  Our bylaws do not currently require mandatory retirement of directors after they reach a certain age.  The compensation of our directors is proposed by the Nominations and Compensation Committee to all of our stockholders at stockholders’ meetings for their approval.

The number of directors to be elected by the holders of Series B shares is to be determined based on the number of directors elected by persons holding Series B shares representing 10% (individually or as a group) of our capital stock and by the holders of the Series BB shares.  If less than seven directors are elected by 10.0% stockholders exercising their right to elect one director and by the holders of the Series BB shares, the total number of directors to be elected by the Series B holders will be such number as is required to reach seven.  If seven directors are elected by 10.0% stockholders exercising their right to elect one director and by the holders of the Series BB shares, the Series B stockholders will be entitled to elect two directors in addition to those elected by 10.0% stockholders.  If more than seven directors are elected by 10.0% stockholders exercising their right to elect one director and the holders of the Series BB shares, the Series B stockholders will be entitled to elect one or two directors in addition to the directors elected by 10.0% stockholders (individually or as a group) (depending on which number will result in an odd number of directors).

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

•                  approval of our financial statements and those of our subsidiaries and their submission to the stockholders’ meeting,

•                  approval of the five-year master development plans for each of the airports operated by our subsidiaries,

•                  annual approval of the business plan and the investment budget,

•                  approval of capital investments not considered in the approved annual budget for each fiscal year,

•                  approval of any sale of assets having, individually or jointly, a value exceeding the lower of (i) U.S.$5.0 million, or (ii) 5.0% of the consolidated assets of the Company, but which does not exceed 20.0% of the consolidated assets of the Company,

•                  incurrence of any indebtedness, whether by means of direct loans or financial leases, in an amount greater than the lower of (i) U.S.$5.0 million, or (ii) 5.0% of the consolidated assets of the Company, but which does not exceed 20.0% of the consolidated assets of the Company,

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 13, 2015:

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

Under the Mexican Airport Law and the Mexican Foreign Investments Law, foreign persons may not directly or indirectly own more than 49.0% of the capital stock of a holder of an airport concession unless an authorization from the Mexican Commission of Foreign

Investments is obtained.  We obtained this authorization in 1999 and as a consequence these restrictions do not apply to our Series B or Series BB shares.

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

Under Mexican law and our bylaws, we may hold three types of stockholders’ meetings:  ordinary, extraordinary and special.  Ordinary stockholders’ meetings are those called to discuss any issue not reserved for extraordinary stockholders’ meeting.  An annual ordinary stockholders’ meeting must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the report prepared by the Board on our financial statements, the appointment of members of the Board and the determination of compensation for members of the Board. In addition, the ordinary stockholders’ meeting shall meet for the approval of any transaction representing the equivalent of 20.0% or more of the consolidated assets of the Company.

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

Stockholders’ meetings are required to be held in our corporate domicile, which is Mexico City.  Calls for stockholders’ meetings must be made by the Chairman, the Secretary or any two members of the Board of Directors.  Any stockholder or group of stockholders representing at least 10.0% of our capital stock has the right to request that the Board of Directors call a stockholders’ meeting to discuss the matters indicated in the relevant request.  If the Board of Directors fails to call a meeting within fifteen calendar days following receipt of the request, the stockholder or group of stockholders representing at least 10.0% of our capital stock may request that the call be made by a competent court.

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

Quorums

Ordinary meetings are regarded as legally convened pursuant to a first call when at least 50.0% of the shares representing our capital are present or duly represented.  Resolutions at ordinary meetings of stockholders are valid when approved by a majority of the shares present at the meeting.  Any number of shares represented at an ordinary meeting of stockholders convened pursuant to a second or subsequent call constitutes a quorum.  Resolutions at ordinary meetings of stockholders convened in this manner are valid when approved by a majority of the shares present at the meeting.

Extraordinary stockholders’ meetings are regarded as legally convened pursuant to a first call when at least 75.0% of the shares representing our capital are present or duly represented. Resolutions at an extraordinary meeting of stockholders pursuant to a first call are valid if taken by the favorable vote of shares representing at least 50.0% of our capital. Extraordinary stockholders’ meetings are regarded as legally convened pursuant to a second or subsequent call when at least 50.0% of the shares representing our capital are present or duly represented. Resolutions at an extraordinary meeting of stockholders pursuant to a second or subsequent call are valid if taken by the favorable vote of shares representing at least 50.0% of our capital.

Notwithstanding the foregoing, resolutions at extraordinary meetings of stockholders called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75.0% of our capital:

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

Our bylaws also establish the following voting requirements:

•                  the amendment of the restrictions on ownership of shares of our capital stock requires the vote of holders of 85.0% of our capital stock;

•                  a delisting of our shares requires the vote of holders of 95.0% of our capital stock; and

•                  the amendment of the provisions in our bylaws requiring that a stockholder seeking to obtain control carry out a tender offer requires the vote of holders of 85.0% of our capital stock.

Right of Withdrawal

Any stockholder having voted against a resolution validly adopted at a meeting of our stockholders with respect to (i) a change in our corporate purpose or nationality, (ii) a change of corporate form, (iii) a merger involving us in which we are not the surviving entity or the dilution of its capital stock by more than 10.0%, or (iv) a spin-off, may request redemption of its shares, provided that the relevant request is filed with us within fifteen days following the holding of the relevant stockholders’ meeting. The redemption of the stockholders’ shares will be effected at the lower of (a) 95.0% of the average trading price determined on the closing prices of our shares over the last thirty days on which trading in our shares took place prior to the date on which the relevant resolution becomes effective, during a period not longer than six months (provided that in the event the number of days on which shares have been traded in the six month period is less than thirty, all days on which the shares were traded shall be taken into consideration in such determination), or (b) the book value of the shares in accordance with our most recent audited financial statements approved by our stockholders’ meeting. Pursuant to the

Mexican Securities Market Law and our bylaws, our stockholders have waived the right to redeem their variable capital contributions as provided in the Mexican Ley General de Sociedades Mercantiles (General Law of Business Corporations).

Special Voting Rights of BB Shares

Our Series BB shares are held by ITA, our strategic partner. In addition to the right to elect two members of our Board of Directors, Series BB shares are entitled to certain special voting rights. For example, pursuant to our bylaws, ITA is entitled to present the Board of Directors with the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our Board of Directors. Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our stockholders) so long as its Series BB shares represent at least 7.65% of our capital stock. For additional information, see “Additional Information—Voting Rights and Stockholders’ Meetings” in our most recent annual report on Form 20-F incorporated herein by reference.

Dividends and Distributions

Each Series B and Series BB share entitles its holder to equal rights with respect to dividends and distributions. At our annual ordinary general stockholders’ meeting, the Board of Directors submits to the stockholders for their approval our financial statements for the preceding fiscal year. Five percent of our net income (after statutory employee profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20.0% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the stockholders may from time to time determine, including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on both Series B shares and Series BB shares. A full discussion of our dividend policy may be found in “Item 8. Financial Information—Dividends.”

Registration and Transfer

Our shares are registered with the Registro Nacional de Valores (Mexican Securities Registry), as required under the Mexican Ley del Mercado de Valores (Securities Market Law) and regulations issued by the Mexican Comisión Nacional Bancaria y de Valores (Banking and Securities Commission, or “CNBV”). In the event that the registration of our shares with the Mexican Securities Registry is cancelled, we will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the public offer price shall be the higher of the weighted average trading price (based on volume) for our shares for the most recent thirty days on which the price of the shares has been quoted during the six months prior to the commencement of the public offer; provided that in the event the number of days on which shares have been quoted during such six-month period is less than thirty, the days on which the shares were quoted shall be taken into consideration; or if no shares traded during such period, the book value (valor contable) of the shares as calculated in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. Notwithstanding the foregoing, we may be exempted from making the public offer if (i) at least 95.0% of stockholders express their consent, (ii) the aggregate amount of the public offer is lower than 300,000 investment units (unidades de inversion or “UDIs”), and (iii) sufficient resources are transferred to a trust with a minimum term of six months specifically created for purposes of purchasing, at the same price of the offer, the shares of the stockholders that do not tender their shares. Any amendments to the foregoing provisions included in our bylaws require the prior approval of the CNBV and approval by a resolution of an extraordinary stockholders’ meeting adopted by shares representing at least 95.0% of our outstanding capital stock.

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

•                  From December 18, 2008 to December 17, 2013, ITA could sell in any year up to 20.0% of its interest in the Series BB shares.

•                  After December 18, 2013, ITA may sell any percentage of its interest in the Series BB shares.

•                  If ITA owns Series BB shares that represent less than 7.65% of our capital stock after December 18, 2013, those remaining Series BB shares must be converted into freely transferable Series B shares.

•                  If ITA owns Series BB shares representing at least 7.65% of our capital stock after December 18, 2013, those Series BB shares may be converted into Series B shares, provided the holders of at least 51.0% of Series B shares (other than shares held by ITA and any of its “related persons”) approve such conversion and vote against renewal of the technical assistance agreement.

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

•                  Series BB shares may represent no more than 15.0% of our outstanding capital stock;

•                  subject to the tender offer procedures described below, holders of Series BB shares, either individually or together with their related persons, may also own Series B shares without limitation,

Any amendment to the above provisions requires the vote of shares representing 85.0% of our capital stock.

•                  no more than 5.0% of our outstanding capital stock may be owned by air carriers; and

•                  foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock.

Air carriers and their subsidiaries and affiliates are not permitted, directly or indirectly, to “control” ASUR or any of our subsidiary concession holders.

Change of Control and Tender Offer Procedures

Under our bylaws and applicable Mexican law, any person or group that intends to acquire, directly or indirectly, ownership of 30.0% or more of our ordinary shares through one or more transactions must make the acquisition through a public offer in accordance with applicable law and the following provisions of our bylaws:

•                  The offer must include both of our series of shares, and the consideration offered per share must be the same, regardless of the class or type of share.

•                  If the offeror intends to obtain control of the company, the offer must be for 100.0% of our capital stock, and if the offer does not imply obtaining control, then the offer must be for at least 10.0% of our capital stock.

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

•                  Our Board of Directors must prepare, considering the opinion of the Audit and Corporate Practices Committee, its opinion with regard to the price or consideration offered, any other terms and conditions of the offer and conflicts of interest, if any, that each member of the Board of Directors may have with respect to the offer.  This opinion may include the opinion of an independent expert retained by our board.

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

•                  If our board approves the terms and conditions of any offer, the offeror must obtain prior authorization from the Ministry of Communications and Transportation for the “change of control” prior to the commencing the public offer.  See “Item 4. Information on the Company—Mexican Regulatory Framework—Reporting, Information and Consent Requirements.”

•                  For purposes of the preceding item exclusively, and in accordance with the provisions of Article 23 of the Mexican Airport Law, a person or group of persons shall be deemed to have control when it owns 35.0% or more of the capital stock of the company, has control of the general shareholders’ meetings, or is able to appoint the majority of the members in charge of management or otherwise control the company.

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

•                  If our board approves the terms and conditions of an offer, the offeror must complete the other acts that are necessary for the purpose of carrying out the offer.  That includes, among other things, obtaining the authorization of the Ministry of Commucations and Transportation, as well as providing the notifications required by applicable law.

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

Ownership of Capital Stock by Subsidiaries

Our subsidiaries may not, directly or indirectly, invest in our shares or shares of any parent company of ASUR, unless such subsidiaries acquired our shares to comply with employee stock option or stock sale plans that are established, granted or designed in favor of the employees or officers of such subsidiaries or through investment companies (sociedades de inversion). The number of shares acquired for such purpose may not exceed 15.0% of our outstanding capital stock.

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

Other Provisions

Liabilities of the Members of the Board of Directors

As with any other Mexican corporation, under the provisions of the Mexican Securities Market Law, we or any stockholder or group of stockholders holding at least 5.0% of our capital stock may directly file a civil liability action under Mexican law against the members of the Board of Directors.

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

Information to Stockholders

The Mexican Securities Market Law establishes that our Board of Directors must present the following reports at the annual stockholders’ meeting:

•                  the report prepared by the Audit and Corporate Practices Committee,

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

In addition to the foregoing, our bylaws provide that the Board of Directors must also prepare the information referred to above with respect to any subsidiary that represents at least 20.0% of our net worth (based on the financial statements most recently available).

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

MATERIAL CONTRACTS

Our subsidiaries are parties to the airport concessions granted by the Ministry of Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits.  See “—Mexican Sources of Regulation” and “—Scope of Concessions and General Obligations of Concession Holders” under “Item 4.  Information on the Company—Mexican Regulatory Framework.”

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

TAXATION

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs (a “U.S. holder”) and the Mexican tax consequences of the purchase, ownership and disposition of our Series B Shares or ADSs by a “non-Mexican holder” (as defined below), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell our Series B shares or ADSs.  In particular, the summary deals only with U.S. holders that are initial purchasers of the Series B shares or ADSs and that will hold our Series B shares or ADSs as capital assets, and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S.

dollar, tax-exempt organizations, financial institutions, insurance companies, partnerships or other pass-through entities, persons who own or are deemed to own 10.0% or more of our voting stock, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes.  In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder, nor does it address other tax laws such as the Medicare contribution tax on net investment income.

The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this Form 20-F, including the provisions of the income tax treaty between the United States and Mexico and the additional protocols thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law.  In addition, a “Treaty Country” is a jurisdiction which has a treaty for the avoidance of double taxation in force with Mexico.  Furthermore, the criteria contained herein may differ from those issued by the tax authorities in Article 33, Section I, Paragraph h of the Federal Tax Code (Código Fiscal de la Federación) or may be contrary to the tax authorities’ interpretation.

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

For purposes of Mexican taxation, the definition of residency is highly technical and residency arises in several situations.  Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico or if his or her “center of vital interests” is located in Mexico and, among other circumstances, more than 50.0% of his or her annual income comes from within Mexico.  A legal entity is a resident of Mexico if it has either its principal place of business or its place of effective management in Mexico.

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the Series B shares represented by those ADSs.

Taxation of Dividends

Mexican Tax Considerations

Dividends paid to non-Mexican holders with respect to our Series B shares and, as a consequence, with respect to ADSs, are subject to Mexican withholding tax at the rate of 10.0% on the gross amount of the dividend distributed. This withholding tax might not apply to dividend distributions related to certain retained earnings for years prior to 2013.  Such 10.0% tax will be remitted to the Mexican tax authorities as a definitive payment on behalf of the non-Mexican holders.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the Series B shares or ADSs will be subject tax at a reduced rate if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) (A) the Series B shares or ADSs are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2014 taxable year.  Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2015 taxable year, although there can be no assurance in this regard.

Holders of ADSs and Series B shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Non-Mexican holders are liable for income tax in Mexico with respect to income derived from sources of wealth located within the national territory.  Mexican Income Tax Law locates the source of wealth for capital gains within the national territory, among other instances, when the shares that are transferred were issued by a Mexican resident entity.

Deposits and withdrawals of our Series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

The Mexican income taxation of the proceeds of a transfer of our Series B shares or ADSs by a non-Mexican holder differs based on the jurisdiction of the holder, the method of effecting the transfer, and a number of other factors.  The various outcomes are summarized as follows:

•                  Non-Mexican Holder not resident in Treaty Country:

Gain on the sale of our Series B shares or ADSs by a non-Mexican holder who is not resident of a Treaty Country will be subject to Mexican withholding tax at the rate of 10.0% on the gain realized on such sale if the transaction is carried out through the Mexican Stock Exchange or other recognized markets. According to the Mexican Income Tax Law, Mexican stock intermediaries participating in these transactions are obligated to carry out the aforementioned withholding. There are no clear rules in those cases in which a non-Mexican intermediary is involved, thus the non-Mexican holder could be obliged to remit the corresponding income tax to the Mexican tax authorities directly.

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

•                  Sales not subject to the reduced 10.0% withholding rate:

For a non-Mexican holder that does not carry out the sale through an authorized stock exchange, the proceeds obtained from the sale or disposition of our Series B shares or ADSs will be subject to a 25.0% tax on the full sale price. Under certain circumstances, and provided certain requirements set forth by the Mexican Income Tax Law are complied with, non-Mexican holders, alternatively, may elect to pay a 35.0% tax on the gain obtained from the transaction. This 25.0%/35.0% regime would also apply in the following cases:

•                  sales of our Series B shares or ADSs which were acquired by the transferor outside of the Mexican Stock Exchange, or other recognized markets set forth in the Mexican Federal Tax Code;

•                  sales made by a person or group of persons that, directly or indirectly, holds 10.0% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a period of 24 months, a sale of 10.0% or more of our fully paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative instruments or other similar transactions;

•                  pre-negotiated trades executed through the facilities of the Mexican securities Stock Exchange; and

•                  trades of shares obtained as a result of our merger or spin-off, in certain cases.

In cases in which the 25.0%/35.0% regime is applicable, if the non-Mexican holder is a resident of a Treaty Country, a reduced withholding rate may be applicable if certain requirements are met according to the corresponding Treaty. Each holder is urged to consult its tax advisor regarding the application requirements of any tax treaty under its particular circumstances.

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

U.S. Information Reporting and Backup Withholding Requirements

In general, information reporting requirements will apply to payments by a paying agent within the United States to a non-exempt U.S. holder of dividends in respect of the Series B shares or ADSs or the proceeds received on the sale or other disposition of the Series B shares or ADSs, and backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent on a properly completed Internal Revenue Service W-9 or otherwise comply with the applicable requirements of the backup withholding rules.  Amounts withheld as backup withholding will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the peso relative to the U.S. dollar.  Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month.  In 2012, 2013 and 2014, 28.6%, 28.2% and 28.3%, respectively, of our consolidated revenues were derived from passenger charges for international passengers.  In addition, a substantial portion of our contracts with providers of commercial services are denominated in U.S. dollars.  In 2012, 2013 and 2014, 33.6%, 39.9% and 38.6%, respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars.  Substantially all of our other revenues are denominated in pesos.  Substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment).  Based on a 5.0% depreciation of the peso compared to the U.S. dollar as of December 31, 2014, we estimate that our revenues for the year ended December 31, 2014 would have increased by Ps.113.5 million.

As of December 31, 2012, 2013 and 2014, 10.0%, 12.7% and 3.9%, respectively, of our cash and cash equivalents were denominated in dollars.  Based on a 5.0% depreciation of the peso compared to the U.S. dollar as of December 31, 2014, we estimate that the value of our cash and cash equivalents as of December 31, 2014 would have increased by Ps.6.0 million.

We had no foreign currency indebtedness at December 31, 2012.  99.3% and 100%  of our indebtedness at December 31, 2013 and 2014, respectively, was denominated in U.S. dollars.  An increase in the value of the peso relative to the dollar will decrease the cost in pesos of servicing our U.S. dollar denominated indebtedness.  Based on a 5.0% depreciation of the peso compared to the U.S. dollar as of December 31, 2014, we estimate that our long term debt as of December 31, 2014 would have increased by Ps.158.5 million.

As of December 31, 2012, 2013 and 2014, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

We depend upon bank credit facilities to partially finance our operations.  These transactions expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in the relevant base rates (the banks charge interest at a rate based TIIE plus 1.75% to 2.00%, or based on LIBOR plus 1.99%) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  All of our interest rate swap agreements expired in 2012.  For more information regarding our economic hedging transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Based on a 1.0% increase in LIBOR, we estimate that the cost of our debt service for the year ended December 31, 2014 would have increased by Ps.76.6 million in 2014.

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

Fees payable by the depositary

From January 1, 2014 through December 31, 2014, the depositary reimbursed or otherwise paid us U.S.$35,643.62 in compensation in connection with the ADS program.  Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), and legal fees.

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

Item 14.                                                  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                                                  Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2014.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2014 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  We conducted an assessment of the effectiveness as of December 31, 2014 of our internal controls over financial reporting using the criteria set for in the “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, as stated in the report attached included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.                                                  [Reserved]

Item 16A.                                         Audit and Corporate Practices Committee Financial Expert

Our Board of Directors designated Guillermo Ortiz Martinez, an independent director as required by the Mexican Securities Market Law and applicable NYSE listing standards, as an “Audit and Corporate Practices Committee financial expert” within the meaning of this Item 16A at a meeting of our Board of Directors on June 1, 2010.  See “Item 6.  Directors, Senior Management and Employees—Directors.”

Item 16B.                                         Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended.  Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our Board of Directors, members of our Committees and other officers and employees.  Our code of ethics is filed as an exhibit to this Form 20-F and is available on our website at www.asur.com.mx.  If we amend the provisions of our code of ethics that apply to the aforementioned parties, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.                                         Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	(thousands of pesos)
	2012		2013		2014
Audit fees	11,937		12,814		13,367
Audit-related fees	—		—		—
Total fees	Ps.	11,937	Ps.	12,814	Ps.	13,367

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers, S.C. in connection with the audit of our annual financial statements and the review of our interim financial statements as well as statutory and regulatory audits.

Audit and Corporate Practices Committee Pre-Approval Policies and Procedures

Our Audit and Corporate Practices Committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our Audit and Corporate Practices Committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Item 16D.                                         Exemptions from the Listing Standards for Audit and Corporate Practices Committees

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

2013	(a) Total number of shares purchased(1)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2012 Total			—	—

2014
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31			—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2013 Total	—	—	—	—

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
Director Independence. Majority of Board of Directors must be independent. §303A.01

Pursuant to the Mexican Securities Market Law, we are required to have a board of directors composed of a maximum of twenty-one members, 25.0% of whom must be independent. Stockholders are required to make a determination as to the independence of our directors. Our bylaws provide that our Board of Directors must be composed of such odd number of members as determined by our shareholders at the annual meeting, which shall not be less than seven and shall be subject to the maximum limit set forth by the Mexican Securities Market Law. Currently, our board has nine members, of which five are independent under the Sarbanes-Oxley Act of 2002 and as qualified by our shareholders as provided in the Mexican Securities Market Law.

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

Audit and Corporate Practices Committee. Audit and Corporate Practices Committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07

We are in compliance with the independence requirements of Rule 10A-3, but the members of our Audit and Corporate Practices Committee are not required to satisfy the NYSE independence and other Audit and Corporate Practices Committee standards that are not prescribed by Rule 10A-3.

The principal characteristics of our Audit and Corporate Practices Committee are as follows:

Our Audit and Corporate Practices Committee is composed of three members, all of whom are members of our Board of Directors.

All of the members of our Audit and Corporate Practices Committee and the committee’s Chairman are independent.

The Chairman of the Audit and Corporate Practices Committee is appointed and/or removed exclusively by the general shareholders’ meeting.

Our Audit and Corporate Practices Committee operates pursuant to provisions in the Mexican Securities Market Law and our bylaws.

Our Audit and Corporate Practices Committee submits an annual report regarding its activities to our Board of Directors and presents that report at the annual stockholders’ meeting.

The duties of our Audit and Corporate Practices Committee include, among others, the following:

overseeing of our internal auditing and controls systems,

appointing, removing and supervising our external auditor,

ensuring compliance with our bylaws by officers and directors of the company and its subsidiaries,

 making recommendations to the Nomination and Compensation Committee with respect to the removal of directors and officers for violations of the bylaws or any other

NYSE Standards	Our Corporate Governance Practice

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

Nominating/corporate governance and compensation committee. Nominating/corporate governance committee of independent directors and compensation committee of independent directors are required. Compensation committee must approve executive officer compensation. Each committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04 and §303A.05

Pursuant to the Mexican Securities Market Law, we are required to have a committee that performs corporate governance functions (comite de practicas societarias). The board has vested all such functions and responsibilities in our Audit and Corporate Practices Committee.

The duties of our Audit and Corporate Practices Committee with regard to corporate practices are, among others, the following:

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

NYSE Standards	Our Corporate Governance Practice

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

Dated: April 13, 2015

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

December 31, 2012, 2013 and 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Grupo Aeroportuario del Sureste, S. A. B. de C. V., and its subsidiaries

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries (the Company) at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing on the 2014 Annual Report to Shareholders.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 13, 2015

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Financial Position

December 31, 2013 and 2014

(Thousands of Mexican pesos except per share data)

	2013		2014

Assets

CURRENT ASSETS:
Cash and cash equivalents (Note 6)	Ps	1,259,562	Ps	2,855,362
Accounts receivable - Net (Note 7)	467,410		449,808
Recoverable taxes (Note 18)	749,905		514,056
Inventory	18,129		18,658
Other assets	59,108		66,032

Total current assets	2,554,114		3,903,916

NON-CURRENT ASSETS:
Land, furniture and equipment - Net (Note 8)	322,072		322,613
Intangible assets, airport concessions - Net (Note 9)	15,790,796		16,509,356
Account receivable from joint venture (Notes 7 and 10)	1,348,555		1,567,608
Investments in joint venture accounted for by the equity method (Note 10)	1,400,957		1,621,028

Total assets	Ps	21,416,494	Ps	23,924,521

Liabilities and Stockholders’ Equity

CURRENT LIABILITIES:
Bank loans (Note 12)	Ps	41,804	Ps	29,945
Income taxes payable	290,977		43,083
Accounts payable and accrued expenses (Note 11)	335,187		328,615

Total current liabilities	667,968		401,643

NON-CURRENT LIABILITIES:
Bank loans (Note 12)	2,799,058		3,157,357
Deferred income tax (Note 18)	1,658,395		1,606,245
Employee benefits	6,857		8,180

Total liabilities	5,132,278		5,173,425

STOCKHOLDERS’ EQUITY (Note 14):
Capital stock	7,767,276		7,767,276
Capital reserves	2,467,774		3,198,314
Retained earnings	6,049,166		7,785,506

Controlling interest	16,284,216		18,751,096
Non-controlling interest

Total stockholders’ equity	16,284,216		18,751,096

Total liabilities and stockholders’ equity	Ps	21,416,494	Ps	23,924,521

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Comprehensive Income - by Expense Function

For the periods ended on December 31, 2012, 2013 and 2014

(Thousands of Mexican pesos)

Continuing operations	2012		2013		2014

REVENUE (Notes 3.17 and 15):
Aeronautical services	Ps	2,849,136	Ps	3,076,737	Ps	3,319,672
Non-aeronautical services	1,607,585		1,782,753		1,979,717
Construction services	663,170		586,596		579,774

Total revenue	5,119,891		5,446,086		5,879,163

OPERATING COSTS AND EXPENSES (Note 16):
Cost of aeronautical and non-aeronautical services	1,745,158		1,809,821		1,968,225
Cost of construction	663,170		586,596		579,774
Administrative expenses	181,644		178,560		170,231

Total costs and operating expenses	2,589,972		2,574,977		2,718,230

Operating profit	2,529,919		2,871,109		3,160,933

Interest income	92,075		136,043		121,369
Interest expense	(22,363)		(76,291)		(81,814)
Exchange gain	32,270		150,239		205,798
Exchange loss	(47,805)		(191,350)		(360,330)
Gains on valuation of financial instruments (Note 13)	601		—		—

	54,778		18,641		(114,977)
(Loss) income from results of joint venture accounted for by the equity method (Note 10)	—		(143,452)		36,448

Net income before income taxes	2,584,697		2,746,298		3,082,404

Income taxes (Note 18)
Asset tax	11,462		11,462		6,753
Income tax	734,447		834,202		791,928
Flat tax	(236,540)		(396,239)		—

Net income for the year	Ps	2,075,328	Ps	2,296,873	Ps	2,283,723

Net income for the year attributable to:
Controlling interest	Ps	2,075,328	Ps	2,296,873	Ps	2,283,723
Non-controlling interest	—		—		—

Other comprehensive income:
Items that will not be reclassified to income for the period:
Remeasurement of labor obligations	(964)		(59)		(465)

Items that might be reclassified to income for the period:
Effect of foreign currency conversion	—		36,407		183,622

Total comprehensive income for the year	Ps	2,074,364	Ps	2,333,221	Ps	2,466,880

Comprehensive income for the year attributable to:
Controlling interest	Ps	2,074,364	Ps	2,333,221	Ps	2,466,880
Non-controlling interest	—		—		—

Total comprehensive income for the year	Ps	2,074,364	Ps	2,333,221	Ps	2,466,880

Basic and diluted earnings per share expressed in Mexican Pesos (Notes 3.18)	Ps	6.92	Ps	7.66	Ps	7.61

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

December 31, 2012, 2013 and 2014

(Thousands of Mexican pesos)

			Capital reserves
					Reserve for
					repurchase		Remeasurements						Total		Total
	Capital		Legal		of treasury		of labor		Retained		Controlling		Non-controlling		stockholders’
	stock		reserve		stock		obligation		earnings		interest		interest		equity
Balance at January 1, 2012	Ps	7,767,276	Ps	333,261	Ps	678,946	Ps	(908)	Ps	6,698,056	Ps	15,476,631	Ps	—	Ps	15,476,631

Comprehensive income:
Net profit for the year									2,075,328		2,075,328				2,075,328
Remeasurement of labor obligation							(964)				(964)				(964)

Total comprehensive income							(964)		2,075,328		2,074,364		—		2,074,364

Transfer to legal reserve			79,617						(79,617)
Transfers to repurchase of shares					1,177,476				(1,177,476)

Transactions with owners:
Dividends paid (Ps3.00 pesos per share) (Note 14)									(1,080,000)		(1,080,000)				(1,080,000)

Balance at December 31, 2012	7,767,276		412,878		1,856,422		(1,872)		6,436,291		16,470,995		—		16,470,995

Comprehensive income:
Net profit for the year									2,296,873		2,296,873				2,296,873
Effect of foreign currency conversion									36,407		36,407				36,407
Remeasurement of labor obligation							(59)				(59)				(59)

Total comprehensive income							(59)		2,333,280		2,333,221		—		2,333,221

Transfer to legal reserve			104,626						(104,626)
Transfers to repurchase of shares					95,779				(95,779)

Transactions with shareholders:
Dividends paid on April 25, 2013 (Ps4.00 pesos per share) (Note 14)									(1,200,000)		(1,200,000)				(1,200,000)
Dividends paid on December 19, 2013 (Ps4.40 per share) (Note 14)									(1,320,000)		(1,320,000)				(1,320,000)

Balance at December 31, 2013	7,767,276		517,504		1,952,201		(1,931)		6,049,166		16,284,216		—		16,284,216

Comprehensive income:
Net profit for the year									2,283,723		2,283,723				2,283,723
Effect of foreign currency conversion									183,622		183,622				183,622
Remeasurement of labor obligation							(465)				(465)				(465)

Total comprehensive income							(465)		2,467,345		2,466,880		—		2,466,880

Transfer to legal reserve			100,914						(100,914)

Transfers to repurchase of shares					630,091				(630,091)

Balance at December 31, 2014	Ps	7,767,276	Ps	618,418	Ps	2,582,292	Ps	(2,396)	Ps	7,785,506	Ps	18,751,096	Ps	—	Ps	18,751,096

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

For the periods ended on December 31, 2012, 2013 and 2014

(Thousands of Mexican pesos)

	2012		2013		2014

Operating activities

Income before income taxes	Ps	2,584,697	Ps	2,746,298	Ps	3,082,404

Adjustments for:
Depreciation and amortization	401,545		418,273		454,265
Interests income	(92,075)		(136,043)		(121,369)
Interests payable	—		76,291		81,814
Income (loss) from results of joint venture
accounted by the equity method (Note 10)	—		143,452		(36,448)
Employees’ benefits	810
Financial derivative instruments	(601)
Exchange loss Net			58,723		167,065

Working capital variations:
Accounts receivable	17,864		(24,409)		17,602
Recoverable taxes and other current assets	401,291		42,974		371,839
Income taxes paid	(548,667)		(781,644)		(1,042,430)
Income tax paid (dividends)	13,798		3,694		(287,148)
Trade accounts payable and other liabilities	(129,418)		(169,333)		21,407

Net cash flows generated from operating activities	2,649,244		2,378,276		2,709,001

Investing activities

Improvements to assets under concession and acquisition of furniture and equipment	(631,083)		(615,853)		(1,156,314)
Investment in joint venture	—		(1,508,002)		—
Loans made to joint venture	—		(3,483,437)		—
Loans paid by the joint venture	—		2,163,210		—
Interest income	92,075		136,043		121,369

Net cash flows used in investing activities	(539,008)		(3,308,039)		(1,034,945)

Financing activities

Bank loans received	—		4,790,389		—
Bank loans paid	(381,107)		(2,271,438)		(16,668)
Interest paid	(22,363)		(76,291)		(81,814)
Dividends paid	(1,080,000)		(2,520,000)		—

Net cash flows used in financing activities	(1,483,470)		(77,340)		(98,482)

Increase (decrease) in cash and cash equivalents	626,766		(1,007,103)		1,575,574

Cash and cash equivalents at the beginning of the year	1,638,661		2,265,427		1,259,562

Exchange gains on cash and cash equivalents	—		1,238		20,226

Cash and cash equivalents at the end of the year	Ps	2,265,427	Ps	1,259,562	Ps	2,855,362

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Figures expressed in Thousands of Mexican pesos (Ps),

except for number of shares, earnings per share and exchange rates

Note 1 - Overview:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. (ASUR) is a Mexican company that was incorporated in April 1998 as a wholly-owned entity of the federal public government to administrate, operate, maintain and exploit nine airports in the Southeast of Mexico.  The nine airports are located in the following cities: Cancun, Cozumel, Merida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlan.  ASUR and its subsidiaries are collectively referred to as the “Company”, “ASUR”, or the “Group”.  The Corporate Headquarters of the Company are located in Bosque de Alisos 47-A, piso 4, Col. Bosques de las Lomas, Mexico City.

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

At December 31, 2013 and 2014, ASUR’s outstanding capital stock was held by the investing public (48.18%) Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) (7.65%), Servicios Estrategia Patrimonial, S. A. de C. V. (7.12%), Agrupación Aeroportuaria  Internacional III, S. A. de C. V. (5.46%) , Remer Soluciones, S. A. de C. V. (12.31%) and Aberdeen Asset Management (19.28%).  The shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

Relevant transactions

On February 27, 2013, the Puerto Rico Port Authority granted Aerostar Holding,  LLC (Aerostar)  a long-term lease agreement for a 40-year concession to operate the Luis Muñoz Marín International Airport (LMM Airport) in Puerto Rico (SJU), under the United States FAA airport privatization pilot program. The terms of the agreement may be extended by the Puerto Rico Government.  As of that date, Aerostar began to operate SJU Airport. Additionally our subsidiary, Aeropuerto de Cancún, made an investment of Ps 1,508,002 (U.S.D. 118 million) in Aerostar that comprises 50% of Aerostar’s capital stock.  See Note 10.

Note 2 - Basis for preparation:

The accompanying consolidated financial statements at December 31, 2013 and 2014 have been prepared in accordance with the International Financial Reporting Standards (IFRS) and their Interpretations (IFRIC) as issued by the International Accounting Standard Board (IASB).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

2.1) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for items at fair value through profit or loss, as explained in Note 12.  The consolidated financial statements have been prepared under the going concern basis.

2.2) Use of estimates and judgments

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses.  The areas involving a higher degree of judgment or complexity, or the areas where assumptions and estimates are significant to the consolidated financial statements, are described in Note 5.

Critical estimates and assumptions are reviewed regularly.  Adjustments to the accounting estimates are recognized in the period in which the estimate is reviewed and in any future period affected.

Note 3 - Summary of the main accounting policies:

There are no standards, interpretations or changes to existing standards in effect for the first time for the period beginning on January 1, 2014, that had a material impact on the Company’s financial statements.

3.1) New standards and amendments that have not been adopted

Following is a list of the new standards and amendments that have been issued by the IASB and applicable to financial periods beginning after July 1, 2014 and subsequent periods.  Company management has evaluated the potential impact of these pronouncements and concluded that there will be no significant effects on the consolidated financial statements of the Group in accordance with IFRS.

Improvements project 2012

IFRS 8 “Operating Segments”.

Requires disclosure of judgments made by Management in the aggregation of its operating segments.  This includes a description of the segments and the economic indicators that have been valued in determining who share similar characteristics.  A reconciliation of segment assets relating to the company’s assets requested.  This amendment went into effect as of July 1, 2014.

IAS 16 and IAS 38 “Property, plant and equipment/Intangible assets”.

The gross carrying value is restored in a manner consistent with the revaluation, and accumulated depreciation is adjusted to equal the difference between the gross carrying amount and the book value taking into account accumulated impairment losses. The accumulated depreciation is eliminated against the gross carrying amount of the asset. This amendment went into effect as of July 1, 2014.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

IAS 24 “Disclosure of related parties”.

The rule is amended to include as part related to entities that provide services to key management personnel (to the reporting entity or its parent).  It is not necessary to disclose the compensation paid to key management personnel in question, but the amounts charged for services rendered. This amendment went into effect as of July 1, 2014.

Improvements project 2014

IAS 34 “Interim Financial Reporting”.

Amends paragraph which states that in addition to the events and transactions of the period should be disclosed other important information in notes or somewhere else in the interim report:

•       Via cross reference the interim financial statement to any other part of the comprehensive report, for example, the management commentary or risk report.

•       If users do not have access to the place where reference information disclosed under the same conditions and at the same time they are released, it is considered that the interim financial statements would be incomplete.

The effective date of entry into force January 1, 2016.

New standards and interpretations issued not yet adopted

IFRS 15, “Revenue from contracts with customers”.

IFRS 15 was issued in May 2014.  The basic principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in the amount by which the entity expects to be exchanged those goods or services. This basic principle of this approach is reflected in a model of 5 steps: (1) identify the contract with a customer, (2) Identify performance obligations in the contract, (3) Determine the transaction price, (4) Assign transaction price to performance obligations in the contract and (5) Recognize revenue when the entity satisfies the performance obligation.  The application of this approach will depend on the facts and circumstances present in the contract and requires judgment. The standard should be applied in the financial statements under IFRS of the entity for annual periods beginning on or after January 1, 2017. Early adoption is permitted.  The company management has evaluated that the applying of this IFRS 15 will not have impact on the financial statements.

IFRS 9, ‘Financial instruments’.

IFRS 9 was the first standard published as part of a broader project to replace IAS 39.  IFRS 9 conserves but simplifies the mixed measurement model and establishes two main categories for measuring financial assets: amortized cost and fair value.  The classification basis depends on the entity’s business model and the contractual characteristics of the financial assets’ cash flows.  IAS 39 guidelines on asset impairment. In stages according to the project.  For updated information, please go to the IASB page.  For the Company, this change took effect on January 1, 2014.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

3.2) Consolidation

The Company’s consolidated subsidiaries in which it holds shares at December 31, 2012, 2013 and 2014 are as follows:

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

(*)   Aeropuerto de Cancún, S. A. de C. V. holds a 50% interest in Aerostar since 2013, which has been classified as a joint venture.  See Note 10.

(a) Subsidiaries

Subsidiaries are all entities (included structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

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

December 31, 2012, 2013 and 2014

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

(d) Investment in joint ventures is accounted for under the equity method

ASUR applied the guidance under IFRS 11 to the agreement entered into with Highstar for the operation of the LMM  Airport through Aerostar as of the initial operation date of February 27, 2013. Under IFRS 11, “Joint arrangements” operations are classified as joint operations or joint ventures depending on the contractual rights and obligations of each investor.  ASUR has evaluated the nature of its operations and has determined that it is a joint venture. Joint ventures are consolidated by the equity method.

Under the equity method, the interest in the joint business is recognized initially at cost and it is subsequently adjusted to recognize the Group’s interest in the earnings after the acquisition, or losses and movements in other comprehensive income. When the Group’s interest in the losses of a joint business is the same as or higher than its interest in said business (which includes all long-term interest that forms part of the net investment of the Group in the joint venture), the Group does not recognize additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.

Unrealized gains from transactions carried out between the Group and the joint business are eliminated based on the percentage of the Group’s interest in the joint businesses. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment in the transferred assets. The accounting policies for joint ventures have been changed when deemed necessary to guarantee adherence with the policies adopted by the Group. The change in the accounting policies had no effects on prior years’ income because the standard came into force in January 1, 2013 and the agreement became effective on February 27, 2013.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

(i)       The assets and liabilities recognized in the consolidated statement of financial position are translated at the exchange rate on the balance sheet date.

(ii)      The stockholders equity in the consolidated statement of financial position is translated using the historical exchange rates.

(iii)     Income and expenses recognized in the consolidated statement of income are translated at the average exchange rate for each year (unless that average is not a reasonable approximation of the effect of translating the results derived from the exchange rates prevailing at transaction dates, in which case the Company uses the respective rates).

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

Exchange differences arising from fluctuations in the exchange rates between the transactions and settlement dates, or the consolidated statement of financial position date, are recognized in profit and loss.

3.4) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid investments with low risk of changes in value with original maturities of three months or less.  As of December 31, 2013 and 2014, cash and cash equivalents consisted primarily of peso and dollar denominated bank deposits and peso denominated investment bonds issued by the Mexican federal government.

3.5) Financial assets

3.5.1) Classification and measurement

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

The booked values of the financial instruments correspond in their entirety to the classification of the loans and accounts receivable.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

ii.           Financial assets at fair value through profit or loss

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

3.5.2) Impairment of financial assets

The allowance for impairment of accounts receivable is established when there is objective evidence that the Company may not recover amounts receivable according to the original terms of the receivables.  The Company analyzes the financial position of its debtors, delinquencies in its portfolio, and other factors to determine the amount of the estimated impairment.  The amount of the provision is the difference between the carrying value of an asset and the present value of estimated future cash flows, discounted at the effective interest rate.  The carrying amount of the asset is reduced through the use of a provision for uncollectable accounts and the amount of the loss is recognized in the consolidated profit or loss.  When an account receivable is considered uncollectible, it is canceled against the allowance for doubtful accounts.  Subsequent recoveries of amounts previously written off are credited to the consolidated income statement.

3.6) Leasing

3.6.1) As lessor

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

3.6.2) As lessee

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

December 31, 2012, 2013 and 2014

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

3.7.1) Land

Land represent investment properties in Huatulco which are recorded at its cost and are not subject to depreciation.

3.8) Intangible assets

3.8.1) Concessions

Rights to use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired from Cancun Air, Dicas and Aeropremier.

Amortization is computed using the straight-line method over the estimated useful life of the concessions, which is 34 years as of December 31, 2014.

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

December 31, 2012, 2013 and 2014

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

The concessions are within the scope of IFRIC 12, “Service Concession Agreements” (IFRIC 12), the respective assets may be classified as:

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

The estimated useful lives at December 31, 2014 are as follows:

Licenses	34 years
ODC	34 years

3.9) Impairment of long term non-financial assets

The long term non-financial assets subject to amortization or depreciation are subject to impairment tests when events or circumstances arise that indicate that their book value might not be recovered. Impairment losses correspond to the amounts where the book value of the asset exceeds their recoverable amount.  The recoverable amount of assets is the higher of the fair value of the asset less the costs incurred for its sale and value in use.  For impairment assessment purposes, assets are grouped at the lowest levels at which they generate identifiable cash flows.  Non-financial assets are assessed at every reporting date in order to identify potential reversals of such impairment.  At December 31, 2013 and 2014, Management has not identified events or circumstances that indicate that the book value might not be recovered.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

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

The provisions for contractual obligations derived from the concession agreement required to cover runway surface replacement costs are measured at the present value of the expected expenses that are required to settle the liability, using a discount rate that reflects the current considerations of the value of money over time and the specific risks of the obligation.  The increase of the provision due to the passage of time is recognized as a financial cost.  At December 31, 2013 and 2014, there are no significant provisions related to this item.

By definition, the resulting accounting estimates are very seldom equal to their actual results.  These provisions are recorded utilizing the best estimate made by Management.

3.14) Deferred income tax (ISR), deferred flat tax (IETU) and tax on dividends

The expense for income taxes includes both the current tax and deferred taxes.  Tax is recognized in the statement of income, except when it relates to items recognized directly in other comprehensive income or in stockholders’ equity in which case, the tax is also recognized in other comprehensive income items or directly in stockholders’ equity, respectively.

Deferred income tax (ISR) (and deferred flat tax (IETU) recorded until December 31, 2013, as a result of the tax reform) were recorded based on the comprehensive method of liabilities, which consists of recognizing deferred taxes on all temporary differences between the book and tax values of assets and liabilities to be materialized in the future at the enacted or substantially enacted tax rates in effect at the consolidated financial statement date. See Note 18.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

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

In order to determine ISR, the income tax rate for 2013 and 2014 was 30%.

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

3.15) Employee benefits

a)           Benefits due to termination of the labor relationship for causes other than restructuring (seniority premiums or voluntary separation), are recorded based on actuarial studies performed by independent third parties based on IAS 19 “Employee Benefits” utilizing the projected unit credit method which incorporates certain assumptions.  The charges to profit and loss for the periods ended on December 31, 2012, 2013 and 2014 was of Ps 810, Ps 928 and Ps 1,054, respectively.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

3.16) Stockholders’ equity

Capital stock, capital reserves and retained earnings are expressed at their historical cost.  The capital reserves consist of the legal reserve, the reserve to repurchase own shares, and the reserve to reflect the effect of translating foreign currency.

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

3.17.1) Aeronautical services

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

3.17.2) Non-aeronautical services

Revenues resulting from non-aeronautical services mainly result from the lease of space at airport terminals, access fees charged to third parties that provide luggage and cargo handling services, food and other airport services and other sundry revenue, which are recognized as earned.

3.17.3) Construction services

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

December 31, 2012, 2013 and 2014

3.17.4) Airports Law and Regulations thereto

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

Note 15 discloses income using the classification established in the Airports Law and Regulations thereto.

3.18) Basic and diluted earnings per share

Basic earnings per share were computed by dividing income available to the stockholders by the weighted average number of shares outstanding in 2012, 2013 and 2014.  The number of shares outstanding for the periods from January 1 to December 31, 2012, 2013 and 2014 was 300 million.  The basic earnings share for the year ended as of December 31, 2012, 2013 and 2014 are expressed in pesos.  As of December 31, 2012, 2013 and 2014, there were no outstanding dilutive instruments.

3.19) Financial reporting by segments

The segment financial information is presented in a manner that is consistent with the internal reporting provided to the General Directors in charge of making operational decisions, allocating resources and assessing the performance of the operating segments.

The Company determines and evaluates the performance of its airports on an individual basis, after allocating personnel costs and other costs of services, which are incurred by an ASUR subsidiary which hires some of the Company’s employees.  The performance of these services is determined and assessed separately by Management. All the airports provide substantially the same services to their clients.  Note 21 includes the financial information related to the Company’s different segments, which includes the Cancun airport and subsidiaries (Cancun), the Villahermosa airport, the Merida airport and Servicios.  The financial information of the remaining six airports, of RH Asur, S. A. de C. V. and of the holding Company (including the investment of ASUR in its subsidiaries) has been grouped and is included in the “Others” column.  The elimination of the investment of ASUR in its subsidiaries is included in the “Consolidation Adjustments” column.

These segments are managed independently since the performance of Services is determined and assessed separately by Management.  Resources are assigned to the segments based on the significance of each one to the Company’s operations. Transactions among operating segments are recorded at their fair value.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

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

The main risks to which the Company is exposed are:

4.1)   Market risk

4.1.1) Interest rate risk

4.1.2) Exchange rate risk

4.1.3) Price risk

4.2) Liquidity risk

4.3)   Credit risk - credit quality

4.1) Market risks

4.1.1) Interest rate risk

The Company has contracted bank loans to partially finance its operations.  These transactions expose the Company to interest risk, with the main exposure to the risk of variable interest rates resulting from changes in the market base rates (banks charge interest based on London Inter Bank Offered Rate (LIBOR) plus 1.99%) that are applied to the Company’s bank loans maturing in 2018.

As of the issuance of the financial statements in 2013 and 2014, the reference rate used by the Group, i.e., LIBOR, has remained stable.  If the LIBOR rate increases or decreases by 0.25 percentage points, the effect on the statement of income would be an increase or decrease in income of approximately Ps10,016 on this basis the risk is considered low, derived from the materiality of the possible effect.

4.1.2) Exchange rate risk

The Company is exposed to minor risk for changes in the value of the Mexican Peso against the US Dollar. Historically, a significant portion of income generated by the Company (mainly derived from the fees charged to international passengers) are denominated in US Dollars, and despite that, income is invoiced in Pesos at the average exchange rate of the previous month and likewise the cash flows are collected in Pesos.  At December 31, 2013 and 2014, the Company is exposed to exchange rate risk for monetary position, as shown below:

	December 31,
	2013		2014

Monetary position:
Asset	USD	121,951	USD	128,661
Liability	219,188		220,148

	USD	(97,237)	USD	(91,487)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

At December 31, 2014, the exchange rate was Ps14.7414.  Had the currency weakened or gained strength by 9% with respect to the U.S. dollar, the Company would have had a profit (loss) on monetary position at the close in the amount of (Ps121 million).  The portion of the monetary liability position is offset with the asset position (mainly with respect to the loan granted to Aerostar Airport Holding), thus representing a significant risk for the Company.

At December 31, 2013, the exchange rate was Ps13.0843. As of April 2, 2015, the exchange rate is Ps15.0635.

4.1.3) Price risk

The rate regulation system applicable to the airports of the Group imposes maximum rates for each airport, which should not be exceeded on an annual basis.

The Company monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate limits.

Concentrations

At December 31, 2012, 2013 and 2014, approximately 71.06%, 71.60% and 69.93%, of income, without including income from construction services, resulted from operations at the Cancún International Airport.

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

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2013	3 months		and one year		and 2 years		5 years

Bank loans and interest	Ps	16,631	Ps	25,110	Ps	—	Ps	3,249,881
Suppliers	9,997		—		—		—
Accounts payable and accrued expenses	315,937		19,250		—		—

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2014	3 months		and one year		and 2 years		5 years

Bank loans and interest	Ps	37,737	Ps	35,290	Ps	232,206	Ps	3,114,520
Suppliers	13,060		—		—		—
Accounts payable and accrued expenses	315,555		—		—		—

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The following table shows the Company’s short term liquidity as of:

	December 31,
	2013		2014

Current assets	Ps	2,554,114	Ps	3,903,916
Current liabilities	667,968		401,643

Short term position (liquidity)	Ps	1,886,146	Ps	3,502,273

4.3) Credit risk - credit quality

The financial instruments that are potentially subject to credit risks consist mainly of accounts receivable. Income obtained from fares charged to passengers is not guaranteed and therefore the Company faces the risk of not being able to collect the full amounts invoiced in the event of insolvency of its clients, which are the airlines.

In recent years, some airlines have reported substantial losses, and the income resulting from fares imposed to passengers coming from the main client airlines are not all guaranteed through bonds or other types of guarantees.  Therefore, in the event of insolvency of any of the airlines, the Company would have no certainty of recovering the total sum of amounts invoiced to the airlines for passenger fees.  In August 2010, Grupo Mexicana filed for bankruptcy. Grupo Mexicana owes the Company Ps128 million pesos for passenger fees.  As a result of Grupo Mexicana’s bankruptcy, the Company has increased its reserve for uncollectable accounts by Ps128 million pesos.  The Company has determined that it may not collect that amount.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

These activities are monitored through the review of information pertaining to the Group’s operation and the Industry.  This effort is coordinated by the CEO.  Through a planning method, detailed simulations are formulated of identified risks as they are known.  The risks identified are valued in terms of probability and impact and are presented to the proper authorities.  The result of all these activities is reported to the market through 20-F reports, the sole circular and quarterly reports by a financial risk analysis committee that reports to ASUR’s board of directors.

4.5) Fair value

Financial instruments at fair value, presented by levels, in accordance with the valuation method used are included in levels 1 and 2.

At December 31, 2013 and 2014, the Company has no financial instruments carried at fair value.

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

The fair value of financial instruments traded in active markets is based on market prices quoted at the consolidated statement of financial position closing date.  A market is considered active if quotation prices are clearly and regularly available through a stock exchange, trader, dealer, industry group, price fixing services, or regulatory agency, and those prices reflect regularly and on current bases the market transactions under independent conditions.  The quoted price used for the financial assets held by ASUR is the current offer price.

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

5.3             Reserve for doubtful accounts

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

5.1 Revenue

Management monitors and adjusts its revenue on a regular basis so that it does not exceed the maximum rate limits. Refer to Note 4.1.3.

5.2 Assets and liabilities for deferred taxes

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement basis and the tax bases of assets and liabilities.  In order to determine the basis of deferred income tax , taxable income projections are prepared to evaluate whether the legal entity will be subject to income tax.

The determination of the income tax provision requires calculations and interpretation and application of complex tax laws. Those calculations are used to assess the period and method of recovery of favorable tax balances.

Management has determined deferred taxes based on approved tax rates that are in line with its expectation of the form of realization of such items.  See Note 3.14.  Management’s expectation could be affected by the main detailed items described in Note 18.

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

The Company conducts a sensitivity analysis to determine the degree to which possible changes to the assumptions used in determining whether or not the amount calculated of the reserve would be significantly affected.  Management has concluded that percentage used to determine the reserve is the most sensitive assumption and therefore, if said percentage were to show an increase or decrease of 12%, it would have no significant effect.

Note 6 - Cash and cash equivalents:

	December 31,
	2013		2014

Cash and cash held at banks	Ps	746,723	Ps	2,026,260
Short term investments	512,839		829,102

	Ps	1,259,562	Ps	2,855,362

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Note 7 - Accounts receivable:

	December 31,
	2013		2014

Clients	Ps	609,107	Ps	579,993
Less: impairment provision	(141,697)		(130,185)

Current portion of accounts receivable	467,410		449,808
Long term accounts receivable from joint ventures (Notes 10 and 19.1)	1,348,555		1,567,608

Total accounts receivable	Ps	1,815,965	Ps	2,017,416

The Company made a loan to related party Aerostar on February 22, 2013 in the amount of 100,000 USD to an annual interest rate of LIBOR plus 2.10% with no fixed maturity rate.

The expectation for collection of the short-term account receivable is one month in relation to the reporting date.

The fair value of loans contracted with related parties is Ps1,363,761.  The fair value of loans made to related parties is based on discounted cash flows using a reference rate for similar loans.  The interest rate is incorporated to the Group’s credit risk and the fair value is within hierarchy level 2 for its determination.

The fair value of the current portion of accounts receivable at December 31 2013 and 2014 is similar to its book value.

Accounts receivable are comprised mainly of Airport Use Fees (TUA for its acronym in Spanish) paid by passengers (other than diplomats, infants and passengers in transit) who travel using the airport terminals operated by the Company.  The balance at December 31, 2013 and 2014 amounted to Ps451,954 and Ps452,805, respectively.

At December 31, 2014, the total balance of unimpaired past due accounts receivable was Ps42,204 (Ps40,009 at December 31, 2013).  These accounts relate to a number of independent clients that do not have a recent history of non-compliance.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The maturity analysis of past due accounts receivable is as follows:

	December 31,
	2013		2014

Three months	Ps	19,519	Ps	11,163
From three to six months	144		58
More than six months	162,043		161,168

	181,706		172,389

Minus
Past due accounts receivable not impaired	40,009		42,204

Amount of the estimation for impairment	Ps	141,697	Ps	130,185

The movements in the impairment provision are as follows:

Provision for doubtful accounts at January 1, 2013	Ps	138,863
Increase of the provision during the period	2,834

Reserve for doubtful accounts at December 31, 2013	141,697
Increase of the provision during the period
Cancellation of the provision during the period	(11,512)

Balance at December 31, 2014	Ps	130,185

The integration of the provision for impairment of accounts receivable has been recorded in the Income Statement under cost of services, and the amounts charged to the provision are written off from accounts receivable when recovery is not expected.

Note 8 - Land, furniture and equipment, Net:

At December 31, 2013 and 2014, the land furniture and equipment are made up as follows:

					Disposals						Disposals
	01/01/2013		Additions		transfers		31/12/2013		Additions		transfers	31/12/2014

Land	Ps	302,050					Ps	302,050				Ps	302,050
Furniture & equipment	38,239		Ps	10,591	Ps	(386)	48,444		Ps	4,488		52,932
Accumulated depreciation	(25,655)		(3,153)		386		(28,422)		(3,947)			(32,369)

	Ps	314,634	Ps	7,438	Ps		Ps	322,072	Ps	541	Ps	Ps	322,613

The depreciation expense in 2014 was of Ps3,947 (Ps2,409 and Ps3,153 in 2012 and 2013, respectively) and has been charged to administration expense.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Note 9 - Intangible assets, airport concessions - Net:

Following are the movements of intangible assets of airport concessions in the periods presented in the consolidated financial statements:

					Disposals						Disposals
	31/12/12		Additions		transfers	31/12/13		Additions			transfers	31/12/14

Concessions	Ps	21,165,903	Ps	556,233	Ps	Ps	21,722,136	Ps	1,155,777	(*)	Ps	Ps	22,877,913
Licenses and ODC	127,209		27,424			154,633		26,434				181,067
Accumulated amortization	(5,663,291)		(422,682)			(6,085,973)		(463,651)				(6,549,624)

	Ps	15,629,821	Ps	160,975	Ps	Ps	15,790,796	Ps	718,560		Ps	Ps	16,509,356

(*)        The most significant additions include: a) Improvements to the facilities of terminal building 2 and terminal 3 to expand its operating capacity, b) Supply and installation of passenger boarding bridges in terminals 3 and 4, c) Expansion of the commercial space of terminal 3, d) Construction of the unpaved and paved platforms and the building of terminal 4, e) taxiway, connector and runway thresholds, f) Civil works for expansion, inspection point filter and transition areas in terminal 2, all at the Cancún airport; g) Expansion of terminal building and supply, placement, testing and start up of the air conditioning system at the Veracruz airport; h) Refurbishing of the terminal building at the Cozumel airport, among others.

The expense for amortization of Concessions in the amount of Ps447,834 (Ps396,870 and Ps411,973 in 2012 and 2013, respectively) has been charged to the cost of aeronautical and non-aeronautical services.

The expense for amortization of Licenses and ODC in the amount of Ps15,817 (Ps10,023 and Ps10,709 in 2012 and 2013, respectively) has been charged to administration expenses.

Note 10 - Investment in joint ventures accounted for under the equity method:

Operational background

The Company participated in a bidding process through its subsidiary, Aeropuerto de Cancún, S. A. de C. V. (Cancún) for a long-term lease agreement to operate and administer the Luis Muñoz Marin International Airport (LMM Airport) located in San Juan de Puerto Rico.

The investment between Highstar Capital IV (Highstar) and Cancún, created Aerostar Airport Holdings, LLC (Aerostar). It was determined that operations of Aerostar constitute a Joint Venture.  Aerostar signed a 40-year lease agreement to operate the LMM Airport.  As part of the bidding terms, Aerostar made an initial payment of USD 615 million (Ps7,846,440 thousand pesos approximately) to the Puerto Rico authorities.  A portion of that payment was funded by a private placement of bonds by Aerostar in the amount of USD 350 million (Ps4,471,145 thousand pesos approximately).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Nature of the investment in the Joint Business

Aerostar is a limited liability company incorporated under the laws of Puerto Rico.  It is mainly engaged in operating the facilities of the Luis Muñoz Marín International Airport (“LMM”).  Aeropuerto de Cancún, S. A. de C. V., Highstar Aerostar Prism//IV-A, L.P, and Highstar Capital IV, L.P. (the Members) hold 50%, 29.50% and 20.50%, respectively, in the ownership interest of Aerostar. Given that Aerostar is a joint venture and not a subsidiary, its assets or liabilities are not consolidated in the Company’s financial statements.

Contingencies and commitments related to the joint business

Commitments

Aerostar carried out a private bond placement for a total of USD 350 million based on the following conditions:

Term:	22 years with an average life of 15.7 years
Quoted yield	2.39%
Loan Spread (bps)	+336
Coupon	5.75%

As part of its commitments, Aerostar has agreed to finance and complete certain capital projects related to LMM Airport.  Some of those projects must be completed by Aerostar in no more than 18 months, while other projects involve no time restrictions, as long as they are completed any time during the term of the lease.  To the extent that the projects in question are developed, they must be recorded as expenses incurred or capitalized and must be depreciated depending on their nature, as established in Aerostar accounting policies.  Capital investment projects must be capitalized as part of an intangible asset and must be depreciated over their useful lives or over the term of the contract, the shorter of the two.  Some projects were not included in the original obligations assumed due to the uncertainty of several factors, the variability of future costs and the long period of time over which said commitments will be met.  At December 31, 2014, Aerostar meet agreed commitments related to its commitments.

As of March 22, 2013, Aerostar has access to a credit facility for capital investment expenditures in the amount of USD 50 million (Ps737 million pesos), of which USD 20 million were drawn down on February 19, 2014.  It also has a secured revolving loan of USD 10 million (Ps 147 million pesos).  During 2014, the Company drew down this credit facility and at December 31, 2014, the outstanding balance of this revolving loan is USD 2 million.

Aerostar records and reports its financial information based on US GAAP and in US dollars (Aerostar functional currency).  In order to recognize the equity method for the joint venture in ASUR, a US GAAP to IFRS reconciliation was prepared and then a conversion is made to Mexican pesos.  The exchange rate used at year end was Ps14.7414.  The following depicts condensed financial information of Aerostar and the US GAAP to IFRS reconciliation, which is used as the basis for the recognition of ASUR’s 50% equity method investment.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

CONDENSED STATEMENT FINANCIAL POSITION IFRS

	As of December 31,
	2013		2014

Cash and cash equivalents (*)	Ps	366,805	Ps	500,460
Other current assets	240,320		248,775

Current assets	607,125		749,235

Financial liabilities	(119,661)		(176,093)
Other current liabilities	(352,730)		(620,948)

Current liabilities	(472,391)		(797,041)

Working capital	134,734		(47,806)

Fixed assets	62,046		92,683
Intangible assets - Long-term lease agreement - Net	8,543,563		10,367,383
Other non-current assets	47,330		48,115
Other long-term liabilities	(119,324)		—
Long term debt	(4,487,897)		(5,577,716)
Loan payable to ASUR (Note 19.1)	(1,348,555)		(1,567,608)
Deferred taxes - Net	(29,985)		(72,998)

Stockholders’ equity	Ps	2,801,912	Ps	3,242,053

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	Period of		For the year
	February 27		ended on
	to December 31,		December 31,
	2013		2014

Total income (*)	Ps	1,197,390	Ps	1,600,561
Operating costs and expenses (**)	(1,180,100)		(1,168,731)
Comprehensive financing loss - Net	(270,307)		(319,514)
Contingencies	1,767		(1,257)
Deferred income taxes	(35,654)		(38,162)

Net (loss) income for the period	(286,904)		72,897

Effect for foreign currency conversion	72,815		367,244

Comprehensive (loss) income	Ps	(214,089)	Ps	440,141

(*)   At December 31, 2013 and 2014, cash and cash equivalents include Ps81,316 and Ps8,837, respectively, which corresponds to the amount received by Aerostar for “Passenger Facility Charges (PFC)”, and its use is restricted to fund investments in SJU’s infrastructure authorized by the Federal Aviation Administration FAA.  Under IFRS, PFC income is shown in the total income line, while under US GAAP it is shown in the other income line.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

As specified in Note 1, the joint venture started operating on February 27, 2013, and therefore, the 2013 statement of income amounts above only reflect operations for 10 months.

(**) Operating costs and expenses incurred in the 10-month period 2013 include Ps324,551 (USD 25,475) for start-up costs and expenses, such as competitive bidding expenses and other one-time payments.

The analysis of the account receivable that ASUR has with Aerostar is as follows:

Loan recorded equivalent to USD 100,000	Ps	1,277,950
Revaluation effect	30,480
Interests of the period	40,125

Account receivable from the joint venture as of December 31, 2013	1,348,555
Revaluation effect	173,422
Interests of the year	45,631

Account receivable from the joint venture as of December 31, 2014	Ps	1,567,608

The reconciliation of US GAAP to IFRS amounts as of December 31, 2013 is as follows:

	Stockholders’		Loss for		Comprehensive
	equity		the period		loss

Balance at December 31, 2013 under US GAAP	Ps	2,831,341	Ps	(257,623)	Ps	(184,660)

Reconciliation adjustments:
Maintenance provision	(28,851)		(28,851)		(28,851)
Other	(578)		(430)		(578)

Balance at December 31, 2013 under IFRS	Ps	2,801,912	Ps	(286,904)	Ps	(214,089)

The reconciliation of USGAAP to IFRS amounts as of December 31, 2014 is as follows:

	Stockholders’		Income of		Comprehensive
	equity		the year		income

Balance at December 31, 2014 under US GAAP	Ps	3,273,852	Ps	104,696	Ps	471,940

Reconciliation adjustments:
Maintenance provision	(33,530)		(33,530)		(33,530)
Other	1,731		1,731		1,731

Balance at December 31, 2014 under IFRS	Ps	3,242,053	Ps	72,897	Ps	440,141

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Reconciliation of condensed financial information

	2013		2014

Initial capital contribution to Aerostar	Ps	3,016,003	Ps	3,016,003
Deficit accumulated			(214,089)
Net (loss) income for the period	(286,904)		72,897
Other comprehensive income	72,815		367,244

Net assets at period closing	2,801,914		3,242,055

Equity percentage in joint business	50%		50%

Carrying value at December 31	Ps	1,400,957	Ps	1,621,028

			For the year
	February 27		ended on
	to December 31		December 31,
	2013		2014

Net (loss) income	Ps	(286,904)	Ps	72,897

Equity percentage in joint venture	50%		50%

Equity method (losses) earnings	Ps	(143,452)	Ps	36,448

Note 11 - Accounts payable and accrued expenses:

At December 31, 2013 and 2014, the balances are as follows:

	December 31,
	2013		2014

Suppliers	Ps	9,997	Ps	13,060
Taxes payable	85,787		30,662
Use rights of assets under concession	56,465		58,886
Accounts payable to related parties (Note 19.1)	41,098		48,872
Salaries payable	39,311		64,487
Sundry creditors for services provided	87,436		104,141
Accounts payable to contractors	15,093		8,507

Total	Ps	335,187	Ps	328,615

Due to the fact that these accounts mature at a term of under one year, their fair value is considered to approximate their book value.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Note 12 - Bank loans:

At December 31, 2013, the Company has used the total amount of these credit lines, as shown below:

	Credit line			Principal		Commissions and		Term				Fair
Bank	used			amortization		interest - Net		Short		Long		value

BBVA Bancomer, S. A. (*)	Ps	1,756,562	(**)	Ps	(350,000)	Ps	5,522	Ps	12,555	Ps	1,399,529	Ps	1,309,461
Bank of America Merrill
Lynch (*)	1,406,562		(**)	—		5,522		12,555		1,399,529		1,309,461
Banco Nacional de
México, S. A.	2,597,264			(2,580,596)		26		16,694		—		16,694
	Ps	5,760,388		Ps	(2,930,596)	Ps	11,070	Ps	41,804	Ps	2,799,058	Ps	2,635,616

At December 31, 2014, the Company has used the total amount of these credit lines, as shown below:

	Credit line			Principal		Commissions and		Term				Fair
Bank	used			amortization		interest - Net		Short		Long		value

BBVA Bancomer, S. A. (*)	Ps	1,934,700	(**)	Ps	(350,000)	Ps	8,952	Ps	14,973	Ps	1,578,679	Ps	1,457,052
Bank of America Merrill
Lynch (*)	1,584,700		(**)	—		8,950		14,972		1,578,678		1,457,052
Banco Nacional de
México, S. A.	2,597,264			(2,597,264)		—		—		—		—
	Ps	6,116,664		Ps	(2,947,264)	Ps	17,902	Ps	29,945	Ps	3,157,357	Ps	2,914,105

(*)	The variables used to determine the fair values of loans are:

6-month Libor curve
Libor discount curve
Credit risk of PIP credit curves

Additionally, the calculation is prepared on the basis of a Bloomberg Libor discount rate, with the fair value at hierarchy level 2.

(**)	The variations observed from one year to another (2014 to 2013), refers only to dollar exchange fluctuation.

On February 15, 2013, Aeropuerto de Cancún, S. A. de C. V. entered into a loan with BBVA Bancomer and Bank of America Merrill Lynch in the amount of Ps2,745,529 (USD215 million).  The term of the loan is five years and it is payable in four installments, the first on February 15, 2016, the second on August 15, 2016, the third on February 15, 2017 and the fourth on August 15, 2017, equivalent to 2.5 % of the total amount of the loan and a final payment of the remaining amount due at maturity, i.e., February 15, 2018.  The loan is denominated in U.S. dollars and subject to LIBOR plus 1.99%.  The loan can be used for general corporate purposes and it has been used to finance the subordinated loan capital and our contributions to Aerostar.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

In August 2010, Aeropuerto de Cancún, S. A. de C. V. (Aeropuerto de Cancún) signed a straight loan opening agreement that consisted of a credit facility with Banco Nacional de México, S. A. of Ps570,000, payable in three years through nine amortizations of the principal denominated in pesos and subject to regular interest at 28-day TIIE, respectively, plus 1.5 percentage points, maturing in August 2013.  At December 31, 2014 this loan was fully paid.

In September 2011, Subsidiary Aeropuerto de Veracruz, S. A. de C. V. (Aeropuerto de Veracruz) signed a straight loan opening agreement that consisted of a credit facility with Banco Nacional de México, S. A. of Ps50,000, payable in three years through nine amortizations of the principal denominated in pesos and subject to regular interest at 28-day TIIE, plus 0.75 percentage points. At December 31, 2014 this loan was fully paid.

The resources of these credit facilities may be used for general corporate purposes and to finance capital expenses related to the MDP. In 2013 and 2014, the Company made bank loans payments of Ps2,271,438 and Ps16,668, respectively.

Financial obligations

As part of the terms under the loan made by BBVA Bancomer and Bank of America Merrill Lynch, the Company and its subsidiaries are required to keep a consolidated leverage level equal to or below 3.50:1.00 and a consolidated interest hedging index equal to or below 3.00:1.00 on the last day of each tax quarter.  In the event of breach of the foregoing, the loan limits our capacity to pay dividends to our shareholders.  Additionally, in the event of breach, all amounts owed under the loan may be claimed and must be payable immediately.

During the term of the loan made by BBVA Bancomer and Merrill Lynch, the Company and its subsidiaries are not authorized to place a lien over any of the properties, or sell any assets, equivalent to more than 10% of the total assets consolidated in the most recent tax quarter prior to the sale and make any fundamental changes to the corporate structure.

The credit lines of Banco Nacional de México, S. A. require that the Company and subsidiaries maintain: a) an index of consolidated debt of earnings in the operation before financing, taxes, depreciation and amortization (UAFIRDA for its acronym in Spanish) equal to or lower than 2.0 times 1.0; b) consolidated stockholders’ equity equal to or higher than 50% of stockholders’ equity at August 31, 2013 and c) an UAFIRDA index of gross consolidated financial expenses equal to or higher than 5.0 times of 1.0.

The Company is in compliance with the financial obligations and clauses of all loans at December 31, 2013 and 2014.

Note 13 - Derivative instruments:

In order to reduce the risk of adverse movements attributable to the profile of the interest rates contracted for bank loans, in prior years, the Company has entered into interest rate SWAPS agreements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The following table presents the balances as of December 31, 2012 of the contracts for interest rate swaps maturing in May 2012:

	Notional
	amount at				Rates
	contract		Date		Variable
Institution	date		beginning	Maturity	(TIIE)	Fixed

Banco Santander, S. A.	Ps	250,000	31-aug-09	14-may-12	4.89%	6.37%
BBVA Bancomer, S. A.	250,000		18-aug-09	21-may-12	4.90%	6.33%
BBVA Bancomer, S. A.	100,000		31-jul-09	25-may-12	4.80%	6.21%

	Ps	600,000

The Company did not contract or maintain derivative instruments during 2013 and 2014.

Note 14 - Stockholders’ Equity:

At December 31, 2013 and 2014, the minimum fixed capital with no withdrawal rights is of Ps1,000 and the variable portion is of Ps7,766,276, (nominal figure) comprised of 300,000,000 common, nominative Class I shares no par value, wholly subscribed and paid in.  The variable portion of capital stock is comprised of Class II common, nominative shares.  At December 31, 2014, no Class II shares have been issued. Both classes of shares will have the characteristics determined at the Shareholders’ meeting where issuance is approved and they are integrated as follows:

	Total shares		December 31,
Description	2013	2014	2013		2014

B Series	277,050,000	277,050,000	Ps	7,173,079	Ps	7,173,079
BB Series	22,950,000	22,950,000	594,197		594,197

Total	300,000,000	300,000,000	Ps	7,767,276	Ps	7,767,276

Legal reserve

ASUR is legally required to allocate at least 5% of its unconsolidated annual net income to a legal reserve fund.  This allocation must continue until the reserve is equal to 20% of the issued and outstanding capital stock of the Company.  Mexican corporations may only pay dividends on retained earnings after the reserve fund for the year has been set up.

Reserve for acquisition of shares

The reserve for acquisition of shares represents the reservation authorized by the Stockholders for the Company to purchase its own shares subject to certain criteria set forth in the bylaws and the Securities Market Law. At December 31, 2013 and 2014 , the reserve for repurchase of shares totals Ps1,952,201 and Ps2,582,292, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Dividends

At the December 19, 2013 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends of Ps1,320,000 (nominal), which gave rise to ISR of Ps287,148 because a portion of said dividends were not paid from the After-tax Earnings Account (CUFIN).  In 2014, favorable income tax paid on dividends decreed in 2013 was credited against income tax for the 2014 period, generating and benefit for the same amount.

At the April 25, 2013 General Ordinary meeting, the Company’s stockholders agreed to pay dividends of Ps1,200,000 (nominal), which gave rise to ISR of Ps130,074, because a portion of said dividends were not paid from the CUFIN.

In 2013, the Company offset against income for the year the income tax accrued on dividends in the amount of Ps3,694, paid in 2011, which amounts were shown as a recoverable tax account.  Those amounts were cancelled after it was determined that they may not be credited in accordance with the current tax provisions.

Dividends are tax free if paid from the CUFIN.  Dividends paid in excess of the CUFIN balances are subject to tax equivalent to 42.85% beginning on January 1, 2014.  Tax due is payable by the Company and may be credited against Income Tax for the year or Income Tax for the two immediately following fiscal years, or against Flat Tax for the year.  Dividends paid from previously taxed earnings are not subject to tax withholding or payment.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Note 15 - Revenue:

Following is the Company’s income at December 31, 2012, 2013 and 2014, using the classification established in the Airports Law and Regulations thereto:

	January 1 to December 31,
	2012		2013		2014
Regulated services:
Airport services	Ps	2,983,408	Ps	3,229,450	Ps	3,487,418

Non-regulated services:
Access fees on non-permanent ground transportation	23,149		27,809		31,832
Car parking and related access fees	50,908		53,084		64,090
Other access fees	3,434		5,583		4,010
Commercial services	1,340,534		1,485,635		1,647,564
Other services	55,288		57,929		64,475

Total non-regulated services	1,473,313		1,630,040		1,811,971

Construction services	663,170		586,596		579,774

Total	Ps	5,119,891	Ps	5,446,086	Ps	5,879,163

Note 16 - Costs and expenses by nature:

	January 1 to December 31,
	2012		2013		2014

Termination benefits (Note 3.15)	Ps	810	Ps	928	Ps	1,054
Short term benefits	416,787		432,840		464,040
Employees’ statutory profit sharing	1,007		1,950		4,144
Electric power	95,171		100,085		112,356
Maintenance and conservation	141,504		167,996		179,395
Professional fees	113,082		66,110		76,542
Insurance and bonds	43,946		42,654		34,796
Surveillance services	90,217		100,744		114,463
Cleaning services	66,624		70,664		75,536
Technical assistance (Note 19.2)	154,383		173,259		190,419
Right of use of assets under concession (DUAC)	204,736		223,132		242,165
Amortization and depreciation of intangible assets, furniture and equipment	399,279		415,471		454,265
Amortization of insurance	2,266		2,596		—
Consumption of commercial items	91,985		101,795		109,933
Construction services (Note 3.17.3)	663,170		586,596		579,774
Other	105,005		88,157		79,348

Total aeronautical and non-aeronautical services costs, costs of construction services and administrative expenses	Ps	2,589,972	Ps	2,574,977	Ps	2,718,230

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Note 17 - Rentals under operating leases:

The Company leases commercial space inside and outside the terminals to third parties under operating lease agreements.  The following is a schedule (per year) of minimum future rentals on non-cancelable operating leases considering minimum guaranteed leases per passenger as of December 31, 2014.

For the years ended December 31:

2015	Ps	1,933,382
2016	788,852
2017	514,621
2018	220,647
2019 to 2027	1,285,477

Total	Ps	4,742,979

The total contingent fees recognized as income in the period were of Ps329 in 2014 (Ps97 and Ps718 in 2012 and 2013, respectively).

Note 18 - Income tax and incurred and deferred flat tax:

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

a)           Income tax (ISR)

In 2012, 2013 and 2014, the Company determined tax profits in its Subsidiaries in the amounts of Ps2,776,223, Ps2,596,862 and Ps3,025,072 respectively.  In 2012, 2013 and 2014, the tax profits were partially offset with the amortization of tax losses in the amounts of Ps346,386, Ps140,532 and Ps211,479, respectively.

The Flat Tax (IETU for its acronym in Spanish) was repealed as of January 1, 2014; accordingly, the Company cancelled the net deferred flat tax liability of its subsidiaries as of December 31, 2013.  With base on the financial and tax projections prepared by the Management, it has been determined that the Company subsidiaries would have paid essentially ISR except for Aeropuerto de Minatitlán, S. A. de C. V. Aeropuerto de Tapachula, S. A. de C. V. and Aeropuerto de Huatulco, S. A. de C. V. (these companies would have paid IETU due to their tax losses carried forward pending of amortization).

Aeropuerto de Cancún, S. A. de C. V. adhered to the provisions of Transitory Article Three of the Income Law for 2013 published in the Federal Official Gazette of December 17, 2012, which went into effect as of January 1, 2013.  Under such amnesty program, all or part of the tax debts consisting of federal taxes that are administered by the Federal Tax Administration Service are pardoned, such as countervailing duties, restatements and surcharges, as well as fines for failure to comply with federal tax obligations other than payment obligations.  On May 30, 2013, the Company paid its tax debts for a total of Ps128,320.

Taxable income differs from the book income due to temporary and permanent differences arising from the different bases for the recognition of the effects of inflation for tax purposes and from the permanent effects of items affecting only the book or tax results.

Following is the analysis of deferred tax assets and liabilities:

	December 31,
	2013		2014
Deferred tax asset:

Deferred tax recoverable within the following 12 months	Ps	13,855	Ps	23,274
Deferred tax recoverable after 12 months	68,622		37,664
Recoverable asset tax	207,761		207,761
	290,238		268,699
Deferred tax liability:

Deferred tax payable after 12 months	(1,948,633)		(1,874,944)

Deferred tax liability - Net	Ps	(1,658,395)	Ps	(1,606,245)

The ISR provision at December 31, 2012, 2013 and 2014 is as follows:

	2012		2013		2014

Current ISR	Ps	728,039	Ps	736,178	Ps	844,078
Deferred ISR	(7,390)		94,330		(52,150)

	720,649		830,508		791,928

Cancellation of ISR on dividends (Note 14)	13,798		3,694		—

ISR provision	Ps	734,447	Ps	834,202	Ps	791,928

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The reconciliation between the statutory and effective income tax rates is shown below:

	2012		2013		2014

Consolidated income before ISR and joint venture equity method:	Ps	2,584,697	Ps	2,889,750	Ps	3,045,956
Less:
Net income before taxes of subsidiaries subject to ISR	(208,212)		(148,977)		(79,855)

Income before provisions for income taxes	2,376,485		2,740,773		2,966,101

Statutory ISR rate	30%		30%		30%

ISR that would result from applying the ISR rate to book profit before income taxes	712,945		822,232		889,830
Non-deductible items and other permanent differences	249		4,441		4,037
Annual adjustment for tax inflation	(1,465)		(11,011)		(12,062)
Accounting disconnect inflation	(22,734)		(55,732)		(90,694)
Impact of tax amnesty program (1)			(199,725)
Recognition of deferred ISR due to repeal of IETU (2)			128,420
Impact of change in income tax rates	809		122,689
Recognition of deferred ISR at the Merida and Oaxaca
Airports (3)	32,543
Other	(1,698)		19,194		817

ISR provision	Ps	720,649	Ps	830,508	Ps	791,928

Effective ISR rate	30%		30%		27%

(1)       In 2013, reflects net impact of the tax amnesty program, including the related impacts on the change in the tax amortization period for the concession of the Aeropuerto de Cancún, S. A. de C. V.

(2)    Recognition of deferred income taxes in 2013 under ISR tax regime resulting from elimination of the IETU. Based on future tax projections, Aeropuerto de Cozumel, S. A. de C. V., Aeropuerto de Veracruz, S. A. de C. V., Aeropuerto de Villahermosa, S. A. de C. V., Caribbean Logistic, S. A. de C. V., Servicios Aeroportuarios del Sureste, S. A. de C. V. and RH Asur, S. A. de C. V will be subject to ISR.

(3)   Based on the tax financial projections at December 31, 2012, it was expected that the Merida and Oaxaca airports will pay ISR instead of IETU in the future.  Consequently, the Company decided to recognize deferred ISR in income for 2012 for those two airports for an amount of (Ps67,037).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Following are the principal temporary differences with respect to deferred tax:

	Period ended on
	December 31
	2013		2014
Current deferred income tax:
Accrued liabilities	Ps	13,855	Ps	23,274

Current deferred income tax - net	13,855		23,274

Non-current deferred income tax:
Tax loss carry forwards	33,851		5,507
Allowance for doubtful accounting	34,771		32,157

Non-current deferred income tax	68,622		37,664

Deferred income tax asset - net	82,477		60,938

Non-current deferred income tax payable:
Fixed assets	(1,948,633)		(1,872,514)
Amortization of deferred expenses			(2,430)

Non-current deferred income tax Iiability	(1,948,633)		(1,874,944)

Total deferred income tax	(1,866,156)		(1,814,006)
Recoverable asset tax	207,761		207,761

Deferred income tax liability	Ps	(1,658,395)	Ps	(1,606,245)

The net movements of the deferred tax asset and liability for the year are as follows:

	Provision
	for impairment				Recoverable
	of loan		Furniture and		asset
	portfolio		equipment		tax		Other		Total

Balances at January 1, 2013	Ps	(23,270)	Ps	1,805,441	Ps	(272,120)	Ps	(10,344)	Ps	1,499,707

Recovery of asset tax					64,358				64,358

Tax charged or credited in the statement of income:

Impact of tax amnesty program			(175,505)						(175,505)
Change in income tax rate			122,689						122,689
Other	(11,324)		196,008				(37,538)		147,146
	(11,324)		143,192		—		(37,538)		94,330

Balances at December 31, 2013	Ps	(34,594)	Ps	1,948,633	Ps	(207,762)	Ps	(47,882)	Ps	1,658,395

Tax charged or credited in the statement of income:
Other	2,437		(76,119)				21,532		(52,150)

Balances at December 31, 2014	Ps	(32,157)	Ps	1,872,514	Ps	(207,762)	Ps	(26,350)	Ps	1,606,245

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

b)           Flat tax

The Flat Tax Law was repealed on January 1, 2014; accordingly the Company canceled the balance of the net deferred flat tax of its subsidiaries as of December 31, 2013.

The IETU provision for the aforementioned subsidiaries for the years December 31, 2012, and 2013 is as follows:

	2012		2013

IETU incurred	Ps	8,007	Ps	7,898
Deferred IETU	(244,547)		(404,137)

IETU provision	Ps	(236,540)	Ps	(396,239)

At December 31, 2013, the effect of the main temporary differences is analyzed as follows:

	2013
Deferred IETU liability:
Airport concessions and rights of use of airport’s facilities, Improvements to assets, furniture and equipment under concession	Ps	2,918,085
Accounts receivable, net of the bad debt reserve	68,859
Other	21,882
	3,008,826
Applicable IETU rate	17.5%

Deferred IETU liability	526,545
Cancellation of net deferred IETU liability due to repeal of the Flat Tax. See Note 18a.	(526,545)

Deferred IETU liability	Ps	—

Tax credits for:
Airport concessions and rights of use of airport facilities, improvements to assets, furniture and equipment under concession	Ps	(64,271)
Salaries and social security	(8,073)
Excess of deductions over taxable income	(5,353)

Deferred IETU asset	(77,697)
Cancellation of the provision for deferred flat tax liability or asset due to abrogation of the Flat Tax. See Note 18a.	77,697

Deferred IETU asset	Ps	—

Deferred IETU liability, net	Ps	—

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

The net movement of deferred tax asset and liability during the year is as follows:

			Accounts				Credits
	Fixed		receivable				Furniture &		Wages &		Tax
	assets		net reserves		Provisions		equipment		salaries		losses		Total

At January 1, 2013	Ps	488,877	Ps	10,989	Ps	(2,874)	Ps	(76,557)	Ps	(10,471)	Ps	(5,827)	Ps	404,137

IETU cancellation	(510,665)		(12,050)		(3,829)		64,271		8,073		5,352		(448,848)
Charge (credit) in the statement of income	21,788		1,061		6,703		12,286		2,398		475		44,711

At December 31, 2013	Ps	—	Ps	—	Ps	—	Ps	—	Ps	—	Ps	—	Ps	—

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

In 2012, 2013 and 2014, AT of Ps11,462, Ps11,462 and Ps6,753, respectively, was applied in the results for the period under income taxes in favor of some subsidiaries in which the tax will not be recoverable not in accordance with the procedure established in the Flat Tax Law, which establishes that the tax is recoverable gradually every  year up to a maximum of 10% of the total AT paid in the 10 years prior to 2008.

Recoverable taxes

At December 31, 2013 and 2014, the tax credit is as follows:

	December 31,
	2013		2014

Income tax	Ps	402,836	Ps	470,791
Income tax on dividends	287,148
Flat tax	9,903
Asset tax	50,018		43,265

	Ps	749,905	Ps	514,056

Note 19 - Balances and transactions with related parties:

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

December 31, 2012, 2013 and 2014

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

19.1) Balances receivable and payable

December 31, 2013 and 2014, respectively, the balances receivable from (payable to) related parties shown in the consolidated statement of financial position are comprised as follows:

	December 31
	2013		2014
Accounts receivable:
(*) Aerostar (joint venture) (Note 10)	Ps	1,348,555	Ps	1,567,608
Autobuses Golfo Pacífico, S. A. de C. V. (Shareholder/services)	54		152

	1,348,609		1,567,760

Accounts payable and accumulated expenses (Note 11):
Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (Shareholder/technical assistance)	Ps	(40,302)	Ps	(48,128)
Autobuses de Oriente, S.A. de C.V. (Shareholder/services)			(243)
Lava Tap de Chiapas, S. A. de C. V. (Key management personnel/services)	(796)		(501)

Total	(41,098)		(48,872)

Net	Ps	1,307,511	Ps	1,518,888

(*)   At December 2013 and 2014, the original amount of the loan is of Ps1,308,430 and Ps1,543,177, respectively, plus Ps40,125 and Ps45,631, respectively, for interest accrued in the year.

19.2) Transactions with related parties

At December 31, 2012, 2013 and 2014, the following transactions were held with related parties, which were set at the same prices and conditions as those that would have been used in comparable operations by third parties:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

	2012		2013		2014
Commercial income:
Autobuses de Oriente, S. A. de C. V. (Stockholder)	5,378		6,827		6,877
Autobuses Golfo Pacífico, S. A. de C. V. (Stockholder)	1,883		2,087		2,582
Coordinados de México de Oriente, S. A. de C. V. (Stockholder)	113		119		124

Interest income:
Aerostar (joint venture) (Note 10)			40,125		45,631

Expenses
Stockholders:
Technical assistance (Note 19.4)	Ps	(154,383)	Ps	(173,259)	Ps	(190,419)

Related parties:
Administrative services	(6,351)		—		(1,389)
Leasing (Note 20)	(3,118)		(3,738)		(3,436)
Cleaning services	(7,328)		(7,932)		(4,332)
Other	(277)		—		—

19.3) Compensation of key personnel

Key personnel include directors, members of the Steering Committee, and Committees.  In the years ended on December 31, 2012, 2013 and 2014, the Company granted the following benefits to the key management personnel, the Steering Committee and the different Company Committees:

	2012		2013		2014

Short term salaries and other benefits paid to key personnel (Note 3.15 (b))	Ps	27,127	Ps	39,057	Ps	26,021

Fees paid to the Board of Directors and Committees	5,455		4,891		8,166

19.4) Technical assistance agreement

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

In accordance with the contract, the Company agreed to pay an annual compensation equivalent to the higher of a fixed amount or 5% of the consolidated income of the Company before deducting the compensation for technical assistance and before the comprehensive financial result, IT, depreciation and amortization, determined in accordance with Financial reporting Standards applicable in Mexico. Beginning in 2003, the minimum fixed amount is of Ps2 million US Dollars (Ps29.4 million pesos).

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

At December 31, 2012, 2013 and 2014, the expenses for technical assistance amounted Ps154,383, Ps173,259 and Ps190,419, respectively.  ITA also has the right to refund the expenses incurred during the provision of the services specified in the agreement. The ITA BB series shares were put in a trust in order to ensure compliance with the technical assistance agreement, among other things.

Note 20 - Commitments and contingencies:

Commitments

a.            The Company began leasing office space on May 21, 2010, under an operating lease agreement. This agreement includes an available extension of 60 months. The monthly rent due is of Ps19,653 US Dollars (Ps289,713 pesos).

The total minimum future payments derived from the non-cancellable operating lease agreement that shall be covered in the future are as follows:

Up to one year	Ps	3,881
Between one and five years	19,847

Total	Ps	23,728

The rent expense for the period covering January 1 through December 31, 2012, 2013 and 2014, was approximately of Ps3,118, Ps3,738 and Ps3,436, respectively.

b.            In December 2013, the Department of Communications and Transportation (SCT) announced the approval of the Master Development Plan for five years from 2014-2018, in which period the Company has agreed to make a number of enhancements. At the date of this report, the investment commitments under this MDP are as follows:

Period	Amount

2015	Ps	2,968,971
2016	1,709,470
2017	1,042,086
2018	278,227

	Ps	5,998,754	(1)

(1)       Figures in pesos adjusted to December 31, 2014, based on the National Construction Price Index (IPCO for its acronym in Spanish) in accordance with the terms of the MDP.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

c.             At December 31, 2013, the Company had complied with the investment commitment of this Master Development Plan for the five-year period ended on that date.

d.            Pursuant to the terms for the purchase of the land in Huatulco that occurred in October 2008, the Company has the obligation to build 450 hotel rooms, for which purpose the Company will enter into agreements with third parties to develop the comprehensive tourism plan without a specific due date. At December 31, 2014, there is an indefinite extension to this commitment issued by FONATUR.

Contingencies

The contingencies disclosed in the following paragraphs are additional to those that have already been disclosed in other notes of the financial statements.

a)           The Company’s transactions are subject to Mexican Federal and State Laws.

b)           At the time that the Company was carrying out the competitive bidding process for the sale of shares of the Airport Groups, the SCT established and communicated that concessionaires could amortize for tax purposes the value of the concession up to 15% a year.  In February 2012, the SCT estimated an amount due payable by Aeropuerto de Cancún, S. A. de C. V. in the amount of Ps865.3 million pesos against the ruling in question, because it considered that the determination of the 15% amortization was not valid in 2006 and 2007.  The Company disagreed with the decision and filed an appeal to overturn this determination.  However, in order to adhere to the amnesty program set forth in Transitory Article Three of the new Income Law for 2013, the Company partially desisted from the appeal as it relates to the income tax  obligation, but not in regards to the determination of the additional distribution related to employee profit sharing, which the Company continues to appeal. The risk is that if a judge does not rule in favor of Aeropuerto de Cancún, S. A. de C. V. the amount payable would be Ps116 million pesos.

c)            There are currently a number of labor suits in progress against the Company, mainly in relation to involuntary termination.  Any sentences that might be handed down not favoring the interests of the Company are not expected to be for significant amounts.  The Company is in legal proceedings at the date of this report and a resolution has not been issued yet.  The total amount of those suits is approximately Ps3,000.  At December 31, 2012 and 2013, the Company has not set up a provision in this regard.

d)           The Santa Maria Huatulco municipal government has initiated legal procedures against the Company to claim payment of property tax for the land where the airport is located.  The Company believes that there are no legal grounds for the suit, as has been the case in other Group airports where the Company was handed down a favorable ruling concerning the payment of the tax in question (although the municipality has since taken legal action to file a request for a motion for reconsideration).  Management believes that any liabilities relating to these claims are not likely to have a material adverse effect on the Company’s consolidated financial position or the results of its operations and consolidated cash flows.  At December 31, 2014, the Company has not set up a reserve in this regard.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

e)            The Cancún “Subdelegación del Instituto Mexicano del Seguro Social (IMSS)” (Social Security administration office) reactivated certain tax credits from 2006 and 2008 against the Company by Ps768. At December 31, 2014, the Company has not yet recorded any provision for this concept.

f)             As a result of a review performed by the Chiapas State Tax Authorities on the Tapachula Airport (Aeropuerto de Tapachula, S. A. de C. V.) for the years 2007 to 201o, a resolution against the Company was determined due to omission of payroll tax payments by Ps2,637. At December 31, 2014, the Company has not created any provision for this concept.

Note 21 - Segment Information:

The information by segments is shown as follows:

Year ended on											Consolidation
December 31, 2012	Cancun		Villahermosa		Merida		Services		Other		adjustments	Total

Aeronautical revenue	Ps	2,141,267	Ps	122,405	Ps	184,536			Ps	400,928		Ps	2,849,136
Non-aeronautical revenue	1,434,855		36,688		53,303				82,739			1,607,585
Revenue from construction services	351,419		37,937		31,041				242,773			663,170

Operating profit	1,873,352		53,271		63,865		Ps	2,301	537,130			2,529,919

Year ended on											Consolidation
December 31, 2013	Cancun		Villahermosa		Merida		Services		Other		adjustments		Total

Aeronautical revenue	Ps	2,331,916	Ps	127,017	Ps	192,727			Ps	425,077			Ps	3,076,737
Non-aeronautical revenue	1,594,564		39,539		58,662				89,988				1,782,753
Revenue from construction services	241,565		9,765		1,590				333,676				586,596

Operating profit	2,084,462		51,019		71,572		Ps	392,384	271,672				2,871,109

Non current asset	13,032,718		882,519		1,226,201		16,026,728		3,936,559		Ps	(16,242,345)	18,862,380

Total assets	14,995,592		1,061,413		1,422,174		16,177,541		4,217,883		(16,458,109)		21,416,494

Total liabilities	5,221,153		98,141		46,422		121,182		151,880		(506,500)		5,132,278

Improvements to assets under concession and acquisition of furniture and equipment in the period	223,443		25,675		3,895		1,875		360,965				615,853

Amortization and depreciation	(262,925)		(23,307)		(35,178)		(2,022)		(94,841)				(418,273)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

Year ended on											Consolidation
December 31, 2014	Cancun		Villahermosa		Merida		Services		Other		adjustments		Total

Aeronautical revenue	Ps	2,456,659	Ps	145,732	Ps	225,430			Ps	491,851			Ps	3,319,672
Non-aeronautical revenue	1,761,194		50,429		62,777				105,317				1,979,717
Revenue from construction services	236,451		30,200		26,295				286,828				579,774

Operating profit	2,395,670		81,432		102,192		Ps	324,360	257,279				3,160,933

Non current assets	14,055,318		901,223		1,260,557		18,581,551		4,173,226		Ps	(18,951,270)	20,020,605

Total assets	16,861,787		1,147,955		1,494,703		18,966,267		4,547,579		(19,093,770)		23,924,521

Total liabilities	4,925,960		117,116		28,238		132,798		118,250		(148,937)		5,173,425

Improvements to assets under concession and acquisition of furniture and equipment in the period	690,748		42,943		68,707		342		353,574				1,156,314

Amortization and depreciation	(281,338)		(24,022)		(35,391)		(2,695)		(110,819)				(454,265)

Note 22 - Authorization of the financial statements:

The consolidated financial statements and their 22 notes are an integral part of the consolidated financial statements, which were approved for their issuance on April 13, 2015 by Mr. Adolfo Castro Rivas, Chief Executive Officer of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and by the Audit Committee.