Form 20-F
period 2015-12-31
SOUTHEAST AIRPORT GROUP
filed 2016-04-15
CIK 1123452

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

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

Item 2.                                                         Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                                         Key Information

SELECTED FINANCIAL DATA

We publish our financial statements in Mexican pesos.  The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  Our date of transition to IFRS was on January 1, 2011.  Pursuant to IFRS, financial data in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F are stated in pesos.  Our financial statements for the year ended December 31, 2015 are subject to ratification by our shareholders at the next annual stockholders’ meeting.

This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.17.195 to U.S.$1.00, the exchange rate for pesos on December 31, 2015 as published by the U.S. Federal Reserve Board.  On April 8, 2016, the noon buying rate for pesos, as published by the U.S. Federal Reserve Board was Ps.17.760 per U.S.$1.00.

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

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31,

2011.  The financial information included in the table below is derived from our audited consolidated financial statements, with the exception of information regarding ADSs.

	As of and for the year ended December 31,
	2011		2012		2013		2014		2015
					(thousands of Mexican pesos)(1)				(thousands of dollars) (2)
Income statement data:
IFRS:
Revenues:
Aeronautical services(3)	Ps.	2,498,344	Ps.	2,849,136	Ps.	3,076,737	Ps.	3,319,672	Ps.	3,921,949	U.S.$	228,086
Non-aeronautical services(4)	1,360,938		1,607,585		1,782,753		1,979,717		2,491,941		144,922
Construction services(5)	714,024		663,170		586,596		579,774		2,580,707		150,085
Total revenues	4,573,306		5,119,891		5,446,086		5,879,163		8,994,597		523,094
Operating expenses:
Cost of services	(906,929)		(984,495)		(995,157)		(1,081,376)		(1,144,327)		(66,550)
Construction expenses	(714,024)		(663,170)		(586,596)		(579,774)		(2,580,707)		(150,085)
General and administrative expenses	(168,063)		(181,644)		(178,560)		(170,231)		(196,990)		(11,456)
Technical assistance fee(6)	(130,381)		(154,383)		(173,259)		(190,419)		(239,175)		(13,910)
Government concession fee(7)	(178,342)		(204,735)		(223,132)		(242,165)		(291,505)		(16,953)
Depreciation and amortization	(382,740)		(401,545)		(418,273)		(454,265)		(468,996)		(27,275)
Net comprehensive financing	50,692		54,778		18,641		(114,977)		(109,963)		(6,395)
Interest income	66,727		92,075		136,043		121,369		155,718		9,056
Interest expense	(39,420)		(22,363)		(76,291)		(81,814)		(97,017)		(5,642)
Exchange gain	20,724		32,270		150,239		205,798		379,741		22,085
Exchange loss	—		(47,805)		(191,350)		(360,330)		(548,405)		(31,893)
Gains on valuation of financial instruments	2,661		601		—		—		—		—
Participation in the results of joint ventures(8)	—		—		(143,452)		36,448		50,923		2,962
Income before taxes	2,143,519		2,584,697		2,746,298		3,082,404		4,013,857		233,432
Provision for taxes	(552,385)		(509,369)		(449,425)		(798,681)		(1,100,122)		(63,979)
Net income	1,591,134		2,075,328		2,296,873		2,283,723		2,913,735		169,452
Basic and diluted earnings per share(9)	5.31		6.92		7.66		7.61		9.71		0.57
Basic and diluted earnings per ADS(10)	53.04		69.18		76.56		76.12		97.13		5.65
Dividends per share(11)	Ps.	3.00	Ps.	3.60	Ps.	8.40	Ps.	—	Ps.	5.10	U.S.$	0.30
Other Operating Data:
Total passengers (thousands of passengers)	17,539.80		19,246.64		21,079.66		23,157.56		26,140.99		26,140.99
Total air traffic movements (thousands of movements)	250.9		260.0		267.2		290.3		302.90		302.90
Total revenues per passenger (in pesos or dollars)	260.7		266.0		258.4		253.9		344.10		20.01
Balance Sheet Data:
IFRS:
Cash and cash equivalents	Ps.	1,638,661	Ps.	2,265,427	Ps.	1,259,562	Ps.	2,855,362	Ps.	2,084,160	U.S.$	121,207
Total current assets	2,868,071		3,164,783		2,554,114		3,903,916		2,985,529		173,628
Account receivable from joint venture	—		—		1,348,555		1,567,608		1,851,423		107,672
Investments in joint venture accounted for by the equity method	—		—		1,400,957		1,621,028		1,944,708		113,097
Airport concessions, net	15,423,708		15,629,821		15,790,796		16,509,356		19,022,311		1,106,270
Total assets	18,598,283		19,109,238		21,416,494		23,924,521		26,125,884		1,519,388
Current liabilities	760,713		694,980		667,968		401,643		506,695		29,468
Total liabilities	3,121,652		2,638,243		5,132,278		5,173,425		5,717,833		332,529
Capital Stock	7,767,276		7,767,276		7,767,276		7,767,276		7,767,276		451,717
Net equity/stockholders’ equity	15,476,631		16,470,995		16,284,216		18,751,096		20,408,051		1,186,860
Cash Flow Data:
IFRS:
Cash flow provided by operating activities	1,915,403		2,649,244		2,378,276		2,709,001		3,653,577		212,479
Cash flow used in financing activities	(1,132,751)		(1,483,470)		(77,340)		(98,482)		(1,627,017)		(94,622)
Cash flow used in investing activities	(678,796)		(539,008)		(3,308,039)		(1,034,945)		(2,816,554)		(163,801)
(Decrease) Increase in cash and cash equivalents	103,856		626,766		(1,007,103)		1,575,574		(789,994)		(45,943)

(1)          Except for operating data.  Per share and per passenger peso amounts are expressed in pesos (not thousands of pesos).

(2)          Except for operating data.  Translated into dollars at the rate of Ps.17.195  per U.S. dollar, the Federal Reserve Board exchange rate for Mexican pesos at December 31, 2015.  Per share and per passenger dollar amounts are expressed in dollars (not thousands of dollars).

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

(11)   Dollar amounts per share were U.S.$0.2023 in 2011, U.S.$0.243 in 2012, U.S.$0.567 in 2013 and U.S.$0.297 in 2015, and per ADS were U.S.$2.023 in 2011, U.S.$2.431 in 2012, U.S.$5.673 in 2013 and U.S.$2.965 in 2015.  No dividends were distributed in 2014.  Per share dollar amounts are expressed in dollars (not thousands of dollars).

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2011	14.25	11.51	13.95	12.43
2012	14.37	12.63	12.96	13.15
2013	13.43	11.98	13.10	12.76
2014	14.79	12.85	14.75	13.30
2015	17.36	14.56	17.20	15.87
October 2015	16.89	16.38	16.53	16.57
November 2015	16.85	16.37	16.60	16.63
December 2015	17.36	16.53	17.20	17.07
2016
January 2016	18.59	17.36	18.21	18.06
February 2016	19.19	18.02	18.07	18.43
March 2016(2)	17.94	17.21	17.21	17.73

(1)         Average of month-end rates or daily rates, as applicable.

(2)         Through March 31, 2016.

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

On December 31, 2015, the U.S. Federal Reserve Board noon buying rate was Ps.17.195 per U.S.$1.00.  On April 8, 2016, the noon buying rate for pesos, as published by the U.S. Federal Reserve Board was Ps.17.760 per U.S.$1.00.

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

On October 21, 2005, Hurricane Wilma struck the Yucatán Peninsula, causing severe damage to the infrastructure of the Cancún and Cozumel airports and to our administrative office building in Cancún.  The Cancún and Cozumel airports were closed for 62 hours and 42 hours, respectively, and airport operations were disrupted for several weeks thereafter.  The hurricane also inflicted extensive damage on the hotel and tourist infrastructure in Cancún, the Mayan Riviera region and Cozumel, which led to sharply reduced air passenger traffic at our airports, especially in the fourth quarter of 2005 and during the first half of 2006.  During the fourth quarter of 2005, our passenger traffic decreased 33.1% relative to the same period in 2004, reflecting the decline in passenger traffic due to Hurricane Wilma.  Tourism in Cancún and the Mayan Riviera has by now largely recovered from Hurricane Wilma. Although tourism declined substantially in Cozumel after Hurricane Wilma in 2005, the numbers of tourists and cruise passengers visiting Cozumel have since increased.

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

The air travel industry, and consequently, our results of operations, are substantially influenced by economic conditions in Mexico and the United States.  In 2013, 2014 and 2015, 58.1%, 59.5% and 61.1%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States, and 57.4%, 57.3% and 56.9% of our revenues from passenger charges in 2013, 2014 and 2015, respectively, were derived from charges imposed on international passengers. Similarly, in 2013, 2014 and 2015, 44.5%, 44.5% and 44.7%, respectively, of our passengers traveled on domestic flights, and 42.6%, 42.7% and 43.1% of our revenues from passenger charges in 2013, 2014 and 2015, respectively, were derived from domestic passenger charges.  When the economies of either the United States or Mexico are in recession, as they were when the gross domestic products of both countries declined in the fourth quarter of 2008 and again in 2009, the number of international passengers in our airports that arrive or depart on flights originating in or departing to the United States have been adversely affected.

We believe that our results of operations were affected differently by the U.S. and Mexican recessions of 2008 and 2009.  Because of the perception of Cancún, Cozumel and the Mayan Riviera as more economical vacation destinations, we believe that our airports were well-placed to take advantage of the continuing economic recovery in the United States and continue to benefit from the strength of the U.S. economy.  In 2014, our international passenger traffic increased 9.9% from 2013, including an increase of 9.9% at Cancún Airport.  In 2015, our international passenger traffic increased 12.4% from 2014, including an increase of 13.3% at Cancún Airport.  We expect that passenger traffic will continue to increase while the economic recovery in the United States continues.  However, we cannot predict how economic conditions in the United States may develop in the future or how these conditions will affect tourism and travel decisions.  In addition, whether destinations served by our airports will be viewed as adequate substitutes for other tourist destinations depends on a number of factors, including the perceived attractiveness, affordability and accessibility of Cancún, Cozumel and the Mayan Riviera as desirable vacation destinations.  We are unable to control many of these factors and, therefore, we cannot assure you that this substitution effect would occur again if the United States were to experience another recession.

In Mexico, the recession resulted in an overall decrease in levels of domestic passenger traffic as compared to historical passenger traffic levels, although domestic passenger levels have increased in recent years as the economy has continued to recover. In 2014, domestic passenger traffic increased 9.9% from 2013. In 2015, domestic passenger traffic increased 13.5% from 2014.  Among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they did not benefit, and are unlikely to benefit in the future, from the substitution effect that we believe occurred with respect to passengers traveling to and from the United States.  In addition, a portion of our domestic passengers are business travelers, whose demand for travel was adversely affected by the recession.  In recent years, there has been an uptick in domestic travel to certain destinations, such as Cancún (9.9%, 8.1% and 9.9% increases in passenger traffic in 2013, 2014 and 2015, respectively) and Mérida (5.9%, 10.1% and 17.2% increases in passenger traffic in 2013, 2014 and 2015, respectively).  So far, our other airports have continued to experience fluctuations in their passenger traffic, but nearly all of them have returned to traffic levels at or above those prior to the recession.

With over U.S.$70.0 billion in outstanding debt and a debt-to-GDP ratio of approximately 68.0%, the economy of the Commonwealth of Puerto Rico (“Puerto Rico”) has worsened in recent years.  In February 2014, Puerto Rico’s government debt was downgraded to non-investment grade by various credit rating agencies and recently, certain government entities in Puerto Rico failed to make certain debt payments, highlighting the fragility of its economy.  Aerostar Airport Holdings, LLC (“Aerostar”), our joint venture with Oaktree Capital and Highstar Aerostar, has operated the Luis Muñoz Marín (“LMM”) International Airport in Puerto Rico since February 27, 2013.  We do not believe that the economic state of Puerto Rico has had a material impact on the results of the LMM Airport joint venture, but if the economy there continues to worsen, it could adversely affect the business and operations of our joint venture.

Fluctuations in international petroleum prices could reduce demand for air travel.

Fuel represents a significant cost for airlines.  International prices of fuel have experienced significant volatility in recent years.  Most of our airline customers use kerosene-based jet fuel, the price of which is based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport.  Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.81 per gallon on September 12, 2008, it has continued to fluctuate in 2015, with a high of U.S.$1.91 per gallon on May 5, 2015 and a low of U.S.$1.00 per gallon on December 14, 2015, according to the Energy Information Administration of the U.S. Department of Energy.  As of April 11, 2016, the U.S. Gulf Coast spot price for jet fuel was U.S.$1.12 per gallon.  The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities or any future terrorist attacks.  In addition, a number of airlines have engaged in hedging strategies with respect to fuel prices.  Because of the decline in fuel prices, there have been reports suggesting that these hedging strategies have resulted in those airlines incurring derivative-related liabilities.  Increases in airlines’ costs may result in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

The loss or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues.

The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability.  In December 2015, the International Air Transport Association, or “IATA,” issued its 2016 financial forecast for the global commercial airline industry, estimating net post-tax profits of about U.S.$36.3 billion, due to lower jet fuel prices and improved industry structure.  The forecast also indicated that net profit margins were expected to reach 5.1% in 2016.

Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers, including United Air Lines (previously United Air Lines and Continental Airlines) (which accounted for 4.9% of our revenues in 2013, 5.4% in 2014 and 4.2% in 2015), American Airlines (previously American Airlines and US Airways) (which accounted for 7.0% of our revenues in 2013, 6.6% in 2014 and 4.7% in 2015) and Aerovías de México SA de CV (Aeroméxico) (which accounted for 5.0% of our revenues in 2013, 4.6% of our revenues in 2014 and 3.3% of our revenues in 2015).

On August 2, 2010, Mexicana, then one of Mexico’s two largest carriers and previously the airline which accounted for the largest share of our passenger traffic, filed for bankruptcy protection in Mexico and in the United States.  On August 28, 2010, Mexicana, Mexicana Click, formerly known as Aerovías Caribe, and Mexicana Link (which we refer to collectively as “Grupo Mexicana”) ceased operations, and Mexicana Click and Mexicana Link filed for bankruptcy protection on September 7, 2010.  Since Grupo Mexicana ceased operations, 95.4% of the routes that it flew have been taken over by other airlines, and passenger traffic levels at our airports have increased.  On April 4, 2014, a Mexican court declared Grupo Mexicana to be officially bankrupt and ordered the sale of its assets to repay its creditors.  Other airlines that serve our airports, including American Airlines, United Airlines and Delta Airlines, have also undergone bankruptcies over the past 10 years.

We do not have contracts with any airlines that obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. Our current agreements with our principal airline customers will be eligible for renegotiation in 2016 to 2018.  We expect that we will continue to generate a significant portion of our revenues from a relatively small number of airlines in the foreseeable future.  Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.

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

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination.  In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance solely with respect to income taxes.  As of April 15, 2016, however, our appeal is still pending resolution with respect to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws.  If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

The FAA could downgrade Mexico’s air safety rating again, which could result in a decrease in air traffic between the United States and our airports.

On July 30, 2010, the United States Federal Aviation Administration (“FAA”) announced that, following an assessment of Mexico’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (“ICAO”), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2.”  Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances, code-sharing arrangements between Mexican and United States’ airlines were suspended and operations by Mexican airlines flying to the United States were subject to greater FAA oversight.  These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines or, in some cases, an increase in that cost of service, which resulted in a decrease in demand for travel between our airports and the United States.  2.6%, 3.3% and 3.4% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2013, 2014 and 2015, respectively.

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

In 2015, Ps.6,974.7 million (including construction services) or 77.5% of our revenues were derived from operations at Cancún International Airport.  During 2013, 2014 and 2015, Cancún International Airport represented 75.7%, 75.4% and 75.0%, respectively, of our passenger traffic and 50.8%, 50.4% and 53.3%, respectively, of our air traffic movements.  The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control.  For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico.  Although these reports generally indicate that this increase in violence affects mostly cities in northern Mexico and the west coast of Mexico and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit.  In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination.  We cannot assure you that tourism in Cancún will not decline in the future.  Any event or condition affecting Cancún International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

Increases in prevailing interest rates could adversely affect our financial condition.

An increase in prevailing interest rates could adversely affect our financial condition. As of December 31, 2015, we had U.S.$215.0 million in outstanding indebtedness, derived from loans in the same amount obtained by our Cancún airport subsidiary on February 15, 2013 and extended on July 17, 2015.  The outstanding indebtedness is charged interest at a rate based on the one-month London Interbank Offered Rate (“LIBOR”) plus a margin ranging from 175 to 185 basis points.  LIBOR fluctuates on a regular basis.  Any increased interest expense associated with increases in interest rates affects our ability to service our debt absent the benefit from any hedging arrangements.  All of our current U.S. dollar-denominated debt is un-hedged.  Accordingly, an increase in the prevailing LIBOR applicable to our loans would increase our debt service costs, which in turn would negatively affect our result of operations.  For further details regarding our indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

International events, including acts of terrorism, wars and global epidemics, could have a negative impact on international air travel.

International events such as the terrorist attacks on the United States on September 11, 2001, wars and public health crises such as the Influenza A/H1N1 pandemic of 2009-2010 have disrupted the frequency and pattern of air travel worldwide in recent years.

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

Historically, a majority of our revenues have been from aeronautical services, and our principal source of aeronautical revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2015, passenger charges represented 35.0% of our consolidated revenues.

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

On May 1, 2014, the Mexican Bureau of Civil Aviation published mandatory circular CO SA-17.2/10 R3, which requires that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines.  Each of our airports is outfitted with appropriate screening equipment, but compliance with CO SA-17.2/10 R3 could require us to purchase, install and operate additional equipment, if, among other possibilities, the specified guidelines are modified or if the new screening procedures were to fail to detect or intercept any attempted terrorist act occurring or originating at our airports.  We cannot estimate the cost to us of any such liability, if any were to arise.  In addition, because a substantial percentage of our international flights involve travel to and from the United States, we may be required to comply with security directives of the FAA in addition to the directives of Mexican aviation authorities.  Security measures taken to comply with future security directives of the FAA or the Mexican Bureau of Civil Aviation or in response to a terrorist attack or threat could reduce passenger capacity at our airports due to increased passenger screening and slower security checkpoints and increase our operating costs, which would have an adverse effect on our business, results of operations, prospects and financial condition.

Furthermore, under the Mexican Airport Law, we are currently responsible for inspecting passengers and their carry-on luggage before they board any aircraft.  Under Mexican law, we may be liable to third parties for personal injury or property damage resulting from the performance of such inspection.  In addition, we may be required to adopt additional security measures in the future or undertake capital expenditures if security measures for carry-on luggage are required to be enhanced, which could increase our liability or adversely affect our operating results.

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

Our revenues are highly dependent upon levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

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

In 2013, 2014 and 2015, 68.0%, 67.8% and 67.4%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport.  As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.  In 2007, Mexico City International Airport opened Terminal 2 with 23 boarding gates, boarding bridges and three remote boarding gates served by buses, thus increasing its terminal capacity.  Furthermore, construction of a new international airport in Mexico City began in 2015 to replace Mexico City International Airport, which is currently operating at full capacity.  Construction on that new airport is expected to be completed in 2020 and result in a modern facility with six runways and the capacity to handle approximately 120 million passengers annually, or four times the passenger volume of the Mexico City International Airport.  We cannot assure you that the operations of the Mexico City International Airport will not decrease or be adversely affected by construction in the future. In 2015, domestic passenger traffic to and from Mexico City increased 12.8%.

Additionally, Toluca International Airport, which is located 64 km from Mexico City, has recently emerged as a complementary airport to Mexico City International Airport.  Toluca International Airport is largely served by low-cost airlines that cater to domestic passengers.  Traffic to and from Toluca represented 3.2% of domestic passengers traveling through our airports in 2013, 2.0% in 2014 and decreased to 1.5% of domestic passengers in 2015. Any event or condition that adversely affects Mexico City International Airport or Toluca International Airport could adversely affect our business, results of operations, prospects and financial condition.

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

In recent years, many airlines have reported substantial losses.  Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral.  Furthermore, passenger charges, which accounted for 35.0% of our revenues in 2015, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight.  If any of our key customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges.  For example, as a result of the Grupo Mexicana bankruptcy, we estimate that Ps.128.0 million in accounts receivable could be at risk of not being recovered, which represented 23.4% of our total accounts receivable as of December 31, 2015.  We are an unsecured creditor with respect to these amounts, and we cannot assure you how much, if any, of these amounts we will be able to recover.

Additionally, in November 2011, American Airlines, Inc. and certain of its respective affiliates filed for bankruptcy protection in the United States.  On December 9, 2013, a U.S. Bankruptcy judge approved the completion of a merger between AMR Corp., the parent company of American Airlines, Inc. and US Airways Group, Inc. American Airlines exited from bankruptcy on the same day.  The new company has kept the American Airlines name and is now the world’s largest airline.  During the bankruptcy proceeding, American Airlines continued to operate normally in our airports and we continued to collect amounts due from it in compliance with the existing contractual arrangements, and therefore we did not increase our reserve for doubtful accounts.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 36.8% of our total employees as of December 31, 2015), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The operations of our airports may be disrupted due to the actions of third parties beyond our control.

As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines, energy suppliers and suppliers of fuel to aircraft at our airports.  We are also dependent upon the Mexican government or entities of the government for provision of services such as immigration services for our international passengers.  We are not responsible for and cannot control the services provided by these parties.  Additionally, under the Mexican Airport Law, we are required to provide complementary services at each of our airports if there is no third party providing such services.  As a result, any disruption in or adverse consequence resulting from the services of third parties, including a work stoppage or other similar event, may require us to provide these services personally or find a third party to provide them, and either event may have a material adverse effect on the operation of our airports and on our results of operations.

Fernando Chico Pardo and Grupo ADO, S.A. de C.V., through their own investment vehicles and their interests in Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V., (or “ITA”), have a significant influence as stockholders and over our management, and their interests may differ from those of other stockholders.

Agrupación Aeroportuaria Internacional III, S.A. de C.V. and Servicios Estrategia Patrimonial, S.A. de C.V., entities directly or indirectly owned and controlled by Fernando Chico Pardo, who is also the chairman of our Board of Directors, own 12.6% of our total capital stock.  In addition, Remer Soluciones a la Inversión, S.A. de C.V. (“Remer Soluciones”), an entity owned and controlled by Grupo ADO, S.A. de C.V. (“Grupo ADO”) owns 12.3% of our total capital stock.  Further, ITA, an entity which is owned 50.0% by entities directly owned and controlled by Mr. Chico Pardo and 50.0% by Remer Soluciones, holds Series BB shares representing 7.65% of our capital stock.  These Series BB shares provide it with special management rights.  For example, pursuant to our bylaws, ITA is entitled to present to the Board of Directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our Board of Directors.  Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our shareholders) so long as its Series BB shares represent at least 7.65% of our capital stock.  Mr. Chico Pardo and Grupo ADO have entered into a shareholders’ agreement that requires their unanimous consent to cause ITA to exercise certain of these rights.  Special rights granted to ITA are more fully discussed in “Item 10.  Additional Information” and “Item 7.  Major Shareholders and Related Party Transactions.”

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

In July 2012, the Puerto Rico Ports Authority granted Aerostar, our joint venture with Oaktree Capital and Highstar Aerostar, a concession to operate the Luis Muñoz Marín

International Airport under the United States FAA’s Airport Privatization Pilot Program.  On February 27, 2013, the transaction was finalized and Aerostar began operating the LMM Airport.  In relation to Aerostar’s lease of the LMM Airport (the “Lease”), our Cancún airport subsidiary entered into a U.S.$215.0 million credit facility with Bank of America Merrill Lynch and BBVA Bancomer to make capital contributions to Aerostar required by Aerostar’s Operating Agreement, to which our Cancún airport subsidiary is a party as a member of Aerostar.  The credit facility was amended on July 17, 2015 to increase the unsecured term loan commitments to U.S.$300.0 million and to extend the facility’s final maturity to July 2022.  Certain covenants in this credit facility restrict our ability to incur debt in the future, which could in turn limit our ability to pursue other business opportunities.  For a more detailed description of the terms of this credit facility, see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Indebtedness.”  Additionally, our Cancún airport subsidiary pledged its membership interests in, and subordinated loan to, Aerostar, as collateral for debt incurred by Aerostar to fund a portion of the concession fee and contingent liabilities related to the concession.  Our Cancún airport subsidiary’s incurrence of debt and pledge of assets may limit our ability to obtain financing for future acquisitions or transactions.  In addition, other risks and uncertainties related to our interest in the LMM Airport concession include the diversion of the attention of our senior management from the operation of our daily business, entering a new market in which we have limited experience, the possibility that revenues from the concession may not offset increased operating expenses associated with the concession or that the future valuations of the concession may differ from the concession fee that we paid, and Aerostar’s potential assumption of liabilities.  We may also explore other business opportunities from time to time, which may result in risks and uncertainties similar to those described above.  Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our revenues, expenses and net income.

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

The Mexican government has in the past implemented changes, and may in the future implement additional reforms, to the tax laws applicable to Mexican companies including ASUR.  In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations and cash flows.  For example, on May 23, 2014, a new Federal Economic Competition Law (Ley Federal de Competencia Económica) was enacted.  The new law grants broader powers to the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) or COFECE, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law.

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

In February 2014, the Palenque International Airport opened in the city of Palenque, 46.9 miles from Villahermosa.  We do not believe the Palenque International Airport has had any impact on passenger traffic at the Villahermosa International Airport and we estimate that any impact that may be experienced in the future will not be significant.

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

Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated.  In 2015, 43.6% of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our master development programs or the obligation under concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

Historically, we have set the prices we charge for regulated services at each airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport.  We expect to continue to pursue this pricing strategy in the future.  For example, in 2015, our revenues subject to maximum rate regulation represented 99.9% of the amount we were entitled to earn under the maximum rates for all of our airports.  There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index (excluding petroleum)).  However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight.  Such tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions.  From December 31, 2014 to December 31, 2015, the peso depreciated by 16.6%, from Ps.14.75 per U.S.$1.00 on December 31, 2014 to Ps.17.20 per U.S.$1.00 on December 31, 2015.  For a detailed description of historical exchange rates, see “Item 3. Key Information—Exchange Rates.”  In the event that any one of our concessions is terminated, our other concessions may also be terminated.

Changes in existing or new laws and regulations in Mexico, the United States and Puerto Rico, including tax laws, or regulatory enforcement priorities could adversely affect our businesses or investments.

Laws and regulations at the local, regional and national levels, both in Mexico, the United States and Puerto Rico, change frequently, and the changes can impose significant costs and other burdens of compliance on our businesses or investments.  Any changes in regulations, the interpretation of existing regulations, the imposition of additional regulations or the enactment of any new legislations that affect the airport sector, employment/labor, transportation/logistics, energy costs, tax or environmental issues, could have an adverse impact, directly or indirectly, on our financial condition and results of operations.

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

As of December 31, 2015, 66.0% of our liabilities (approximately U.S.$217.3 million) were dollar-denominated.  These liabilities consist primarily of a U.S.$215.0 million credit facility with BBVA Bancomer and Merrill Lynch, which is denominated in U.S. dollars and which matures on July 17, 2022.  Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings, we may incur dollar-denominated debt to finance all or a portion of these investments.  A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

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

Mexico has experienced, and may in the future experience, adverse economic conditions.

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

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by 1.6% and inflation increased by 2.5%. GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009.  In 2010, the Mexican economy began to recover, with GDP increasing by 5.5% and inflation at 4.4%.  In 2011, Mexican GDP increased 3.7% with inflation decreasing to 3.8%.  In 2012, GDP increased 3.9% with inflation decreasing to 3.6%.  In 2013, Mexican GDP increased 1.1% and inflation increased to 3.9%. In 2014, Mexican GDP increased 2.6% and inflation increased to 4.1%.  In 2015, Mexican GDP increased 2.5% and inflation decreased to 2.1%.

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

After 12 years of government control by the National Action Party (“PAN”), the candidate for president of the Institutional Revolutionary Party (“PRI”), Enrique Peña Nieto, won the presidential election in 2012.  Mr. Peña Nieto took over the presidency at a time when Mexico’s economy was improving and he promised to continue improving the economy, generate growth and employment, and contain drug related violence and crime. However, we cannot assure you that the current or any future administration will maintain business friendly and open market economic policies and policies that stimulate economic growth and social stability.  In 2013, Mexican congress passed an energy reform plan, opening the doors of the state-controlled energy industry to foreign investment, and a comprehensive tax reform plan.  Any further changes in the Mexican economy or the Mexican government’s economic policies may have a negative effect on our business, financial condition and results of operations.  In addition, because no single party currently has a clear majority in congress, government gridlock and political uncertainty may occur.  We cannot provide any assurances that political or social developments in Mexico, over which we have no control, will not have an adverse effect on Mexico’s economic situation and on our business, results of operations, financial condition and ability to repay our indebtedness.  Finally, we cannot provide any assurances that the government will successfully contain drug related violence and crime.  If media outlets continue to report an increase in the level of drug-related violence in Mexico, the desirability of the locations in which we operate as tourist destinations can be affected, which could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States.  In particular, the law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions and there are different procedural requirements for bringing shareholder lawsuits.  As a result, in practice it may be more difficult for minority shareholders of ASUR to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a company incorporated in another jurisdiction, such as the United States.

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

On August 17, 2010, JMEX B.V., which held 16.1% of our capital stock, disposed of 100.0% of its holdings or 47,974,228 Series B shares, in an underwritten public offering at a price of U.S.$4.48 per Series B share.  On January 4, 2012, Fernando Chico Pardo consummated the sale of 49.0% of ITA and 37,746,290 of his Series B shares to Grupo ADO for an aggregate purchase price of U.S.$196.6 million.

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

Under the technical assistance agreement, ITA provides management and consulting services and transfers industry “know-how” and technology to ASUR in exchange for a technical assistance fee.  This agreement is more fully described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”  The agreement provides us a perpetual and exclusive license in Mexico to use all technical assistance and “know-how” transferred to us by ITA or its stockholders during the term of the agreement.  The agreement had an initial 15-year term which expired in 2013, and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The agreement was automatically renewed on December 18, 2013.  Although Copenhagen Airports A/S (“Copenhagen Airports”) sold its stake in ITA to Mr. Chico Pardo in October 2010, this technical assistance agreement continues in force.  ITA provides us assistance in various areas, including strategic planning, financial analysis and control, development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic volume at our airports, political and regulatory issues, assistance with the preparation of the master development plans that we are required to submit to the Ministry of Communications and Transportation with respect to each of our airports, construction programming, exploring and analyzing new business opportunities, and the improvement of our airport operations.

The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for United States inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement).  The agreement was amended in 2012 to provide for quarterly payments of the fee.  The fixed dollar amount decreased during the agreement’s initial five years.  The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002.  Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the United States consumer price index) as from the first anniversary of the technical assistance agreement.  In 2015, the fixed amount was U.S.$2.8 million.  We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  In 2013, 2014 and 2015, the technical assistance costs were Ps.173.3 million, Ps.190.4 million and Ps.239.2, respectively, greater than the fixed cost of Ps.36.8 million, Ps.41.9 million and Ps.48.6 million, respectively, for the same periods.

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

Currently, Fernando Chico Pardo, our Chairman, directly holds 50.0% of ITA’s shares.  The other 50.0% is held by Remer Soluciones, an entity owned and controlled by Grupo ADO.  Mr. Chico Pardo became a stockholder in ITA in April 2004 when he acquired the 24.5% ownership stake of the French group Vinci, S.A. in ITA and a 13.5% ownership stake of the Spanish group Ferrovial Aeropuertos, S.A. in ITA.  At the same time, Copenhagen Airports acquired Ferrovial Aeropuertos, S.A.’s 11.0% ownership interest in ITA, thereby increasing its participation in ITA from 25.5% to 36.5%.  Mr. Chico Pardo acquired an additional 25.5% ownership stake in ITA through the exercise of his right of first refusal following the auction of such shares by NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government.  On April 29, 2005, Copenhagen Airports increased its participation in ITA from 36.5% to 49.0% through the purchase of shares from Mr. Chico Pardo.

In connection with the tender offers and other transactions undertaken by Mr. Chico Pardo in June 2007, ITA converted 22,050,000 Series BB shares representing 7.35% of our total outstanding capital stock into Series B shares and transferred such shares to Agrupación Aeroportuaria Internacional, S.A. de C.V. by means of a spin-off.  As a result of this transaction, ITA currently holds 22,950,000 Series BB shares representing 7.65% of our total outstanding capital stock.  See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Capital Stock Structure.”

On October 13, 2010, Copenhagen Airports consummated the sale of its 49.0% stake in ITA to Mr. Chico Pardo.  As a result of this transaction, Mr. Chico Pardo became the direct or indirect owner of 100% of the shares of ITA.  On January 4, 2012, Fernando Chico Pardo consummated the sale of an entity that owns and controls 49.0% of the shares of ITA, Corporativo Galajafe, S.A. de C.V. (“Corporativo Galajafe”) (now Remer Soluciones), to Grupo ADO.  On November 11, 2013, Corporativo Galajafe merged into Remer Soluciones, the total capital stock of which is 99% owned by Grupo ADO.  On April 27, 2015, Remer Soluciones exercised its option to acquire an additional 1.0% interest in the outstanding shares of ITA for a purchase price of U.S.$4.6 million.  In light of such purchase, Remer Soluciones and Fernando Chico Pardo each own 50.0% of ITA.  See “Item 7. Major Shareholders and Related Party Transactions—Purchase and subsequent sale of 49.0% of ITA by Fernando Chico Pardo.”

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

Investment in Luis Muñoz Marín (“LMM”) International Airport

On July 11, 2012, Aerostar, a joint venture between our Cancún airport subsidiary and Oaktree Capital, submitted a successful bid for a concession to operate the LMM Airport.  On February 27, 2013, the transaction was completed and Aerostar began operating the LMM Airport.  Our Cancún airport subsidiary owns 50.0% of Aerostar’s outstanding membership interests, which it has pledged on a non-recourse basis to secure up to U.S.$410.0 million of indebtedness incurred by Aerostar to pay the upfront leasehold fee, fund capital expenditures and for working capital purposes.  As member of Aerostar, our Cancún airport subsidiary is entitled to distributions.  However, pursuant to the terms of Aerostar’s debt, distributions are permitted only when Aerostar is in compliance with certain conditions.  Additionally, our Cancún airport subsidiary made a U.S.$100.0 million subordinated shareholder loan to Aerostar on February 22, 2013 to partially fund the cost of acquiring the concession to operate the LMM Airport and it is entitled to cash interest payments on this loan whenever certain conditions are met, including that dividends are permitted to be paid.  Cash interest on the shareholder loan is paid in preference to any dividends that may be payable.  When cash interest payments are not permitted, interest on this loan is capitalized.  To date, no cash payments have been made on the shareholder loan, and U.S.$7.33 million in interest has been capitalized as of December 31, 2015.

Master Development Programs

Under the terms of our concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Communications and Transportation every five years.  Each master development plan covers a 15-year period and includes investment commitments for the regulated part of our business (including certain capital expenditures and improvements) for the succeeding five-year period and investment projections for the regulated part of our business (including certain capital expenditures and improvements) for the remaining 10 years (indicative investments).  Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions.  Committed investments are minimum requirements, and our capital expenditures may exceed our investment commitments in any period.  In December 2013, the Ministry of Communications and Transportation approved each of our current updated master development plans.  These plans are in effect from January 1, 2014 to December 31, 2018.

The following table sets forth our committed investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.  Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2014		2015		2016		2017		2018		Totals
	(millions of constant pesos as of December 31, 2015)(1)

Cancún	867.1	(2)	2,446.8	(2)	1,539.4	(2)	937.3	(2)	235.2	(2)	6,025.8	(2)
Cozumel	26.9		65.8		23.8		66.5		6.4		189.4
Huatulco	58.7		59.2		6.4		8.2		6.9		139.3
Mérida	71.0		196.7		96.9		42.0		4.2		410.8
Minatitlán	44.7		26.4		11.2		2.1		4.4		88.8
Oaxaca	9.9		31.1		40.1		14.4		6.3		101.8
Tapachula	15.5		27.4		2.5		4.7		8.4		58.5
Veracruz	213.9		192.1		8.3		6.6		5.7		426.6
Villahermosa	38.3		53.2		55.8		6.1		12.7		166.1
Total	1,346.0		3,098.7		1,784.4		1,087.8		290.2		7,607.1

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2015, we have invested Ps.3,102.52 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
Airport	January 1, 2014 – December 31, 2018		January 1, 2019 – December 31, 2023	January 1, 2024 – December 31, 2028
	(millions of constant pesos as of December 31, 2015)(1)

Cancún	6,025.8	(2)	1,572.9	1,456.8
Cozumel	189.4		66.5	139.7
Huatulco	139.3		157.6	102.0
Mérida	410.8		171.9	113.0
Minatitlán	88.8		32.7	70.1
Oaxaca	101.8		114.0	91.8
Tapachula	58.5		39.5	66.4
Veracruz	426.6		120.0	139.3
Villahermosa	166.1		111.5	144.0
Total	7,607.1		2,386.6	2,323.1

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2015, we have invested Ps.3,102.52  million (which is included in the investment commitments for this period shown above).

BUSINESS OVERVIEW

We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998.  As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities.  We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers.  Our concessions include the concession for Cancún International Airport, which was the second busiest airport in Mexico in 2015 in terms of passenger traffic, and the first busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation.  We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

In addition, our joint venture Aerostar holds a lease to operate, maintain and develop the LMM Airport, in San Juan, Puerto Rico, for forty years from February 27, 2013.

Mexico

Mexico is one of the main tourist destinations in the world.  Mexico has historically ranked in the top 10 countries worldwide in terms of foreign visitors, with approximately 31 million visitors in 2015, according to the Mexican Ministry of Tourism.  Within Latin America and the Caribbean, Mexico ranked first in 2015 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization.  The tourism industry is one of the largest generators of foreign exchange in the Mexican economy.  Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2015, according to the Mexican Ministry of Tourism.  Cancún International Airport represented 75.7%, 75.4% and 75.0% of our passenger traffic volume and 76.5%, 75.8% and 77.5% of our revenues in 2013, 2014 and 2015, respectively.  As of December 31, 2015, Cancún had 30,854 hotel rooms, according to the Mexican Ministry of Tourism.  We believe that Cancún International Airport benefits from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas.  According to the Mexican National Trust for Tourism Development, the Mayan Riviera had 43,761 hotel rooms as of December 31, 2015.

Our Mexican airports served approximately 21.1 million passengers in 2013, approximately 23.2 million passengers in 2014 and approximately 26.1 million passengers in 2015.  For year-by-year passenger figures, see “Item 4. Information on the Company—Business Overview—Our Mexican Airports.”

The United States currently is a significant source of passenger traffic volume in our airports.  In 2013, 2014 and 2015, international passengers represented 55.5%, 55.5% and 55.3%, respectively, of the total passenger traffic volume in our airports.  In 2013, 2014 and 2015, 58.1%, 59.5% and 61.1%, respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States.  As of December 31, 2015, eight Mexican and 81 international airlines, including United States-based airlines such as American Airlines (previously American Airlines and U.S. Airways) and United Air Lines (previously United Air Lines and Continental Airlines), were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.

The following table sets forth our revenues for the period presented.

	Year Ended December 31,
	2013		2014		2015
	(thousands of pesos)
Revenues:
Aeronautical Services	Ps.	3,076,737	Ps.	3,319,672	Ps.	3,921,949
Non-Aeronautical Services	1,782,753		1,979,717		2,491,941
Construction Services	586,596		579,774		2,580,707
Total	Ps.	5,446,086	Ps.	5,879,163	Ps.	8,994,597

Aeronautical Services

General

Aeronautical services represent the most significant source of our revenues.  All of our revenues from aeronautical services are regulated under the “dual-till” price regulation system applicable to our airports.  For more information on the “dual-till” price regulation system, see “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Regulated Revenues.”

Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services.  Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense.  Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft.  In 2013, 2014 and 2015, 56.5%, 56.5% and 43.6% of our consolidated revenues, respectively, were derived from aeronautical services.

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers).  We do not collect passenger charges from arriving passengers.  Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline.  As of March 2016, the charge for international passengers was U.S.$22.52, U.S.$25.56, U.S.$25.69, U.S.$25.69, U.S.$21.55, U.S.$22.41, U.S.$21.64, U.S.$23.71 and U.S.$23.71 for the Cancún, Cozumel, Huatulco, Merida, Minatitlan, Oaxaca, Tapachula, Veracruz and Villahermosa Airports, respectively.  As of March 2016, the charge for domestic passengers was Ps.139.65, Ps.150.00, Ps.296.55, Ps.297.41, Ps.337.93, Ps.353.45, Ps.317.24, Ps.260.34 and Ps.241.38 for the Cancun, Cozumel, Huatulco, Merida, Minatitlan, Oaxaca, Tapachula, Veracruz and Villahermosa

Airports, respectively.  International passenger charges are currently dollar denominated, but generally collected in pesos based on the average exchange rate during the month prior to the flight.  Domestic passenger charges are peso-denominated.  In each of 2013, 2014 and 2015, passenger charges represented 79.0%, 80.1% and 80.2%, respectively, of our aeronautical revenues and 44.6%, 45.2% and 35.0%, respectively, of our total consolidated revenues.  From time to time, including in 2015, we have offered discounts on passenger charges at certain of our airports.

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

Non-aeronautical Services

General

Non-aeronautical services have historically generated a proportionately smaller portion of our revenues.  Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport).  In 2013, 2014 and 2015, 28.8%, 29.7% and 24.6% of our consolidated revenues, respectively, were derived from commercial revenues as defined under the Mexican Airport Law.

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

In 2007, we opened 21 new retail stores in Cancún International Airport, mostly in connection with the opening of the new Terminal 3, including restaurants, gift shops, a duty free shop, a drugstore, a convenience store, an exchange booth, and a spa.  We also opened one new retail store at each of the Mérida, Veracruz, and Villahermosa airports.  In addition, in July 2007, we signed a five-year agreement with Banco Santander to install and operate branches at the Cancún, Mérida, and Veracruz airports, and to install ATMs at the Cozumel, Huatulco, Minatitlán, Oaxaca, Tapachula, and Villahermosa airports.  In 2008, we opened one new store in Cancún Airport.  In 2009, we opened one new store in Cancún Airport as well as car rental locations at Cancún, Mérida, Tapachula and Veracruz airports.  In 2010, we opened 20 commercial spaces and closed eight commercial spaces for a net increase of 12 commercial spaces (including retail, convenience stores and foreign exchange services), including seven in Cancún, two in each of Veracruz, Villahermosa, Oaxaca, Merida and Huatulco, and one in each of Cozumel, Minatitlán and Tapachula.  In 2011, we opened nine commercial spaces, including six in Cancún, one in Cozumel, one in Minatitlán and one in Tapachula.  In 2012, we opened six commercial spaces, including three in Villahermosa, two in Merida and one in Veracruz.  In 2013, we opened 27 commercial spaces, including 21 in Cancún, two in Villahermosa, one in Veracruz, one in Cozumel and two in Oaxaca.  In 2014, we opened 52 commercial spaces, including 32 in Cancun, four in Merida, three in Villahermosa, two in Veracruz, five in Cozumel, three in Oaxaca, two in Huatulco and one in Minatitlan.  In 2015, we opened 19 commercial spaces, including 14 in Cancún, one in Mérida, one in Veracruz, one in Oaxaca, one in Huatulco and one in Minatitlan.

We believe that revenues from commercial activities account for 25.0% or more of the consolidated revenues of many leading international airports.  Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in our airports.

Within our nine Mexican airports, we leased 612 commercial premises through 323 contracts with tenants as of December 31, 2015, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies.  Our most important tenants in terms of occupied space and revenue in 2015 were Aldeasa and Controladora Mera and its affiliates.  Generally, concessionaires pay a monthly fee based on the higher of a fixed amount or a percentage of their revenues.

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

Consorcio Aeromexico, the parent of the Aeroméxico airline, owns Administradora Especializada en Negocios, S.A. de C.V., or Administradora Especializada, the successor company to Servicios de Apoyo en Tierra, or SEAT, a company that provides certain complementary services, such as baggage handling, to various carriers at airports throughout Mexico.  SEAT operated at our Mexican airports prior to our commencement of operations under our concessions and continues to do so through its successor company.

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

We collect revenues from various commercial vehicle operators, including taxi, bus and other ground transport operators.  Our revenues from permanent providers of ground transport services, such as access fees charged to taxis, are regulated activities, while our revenues from non-permanent providers of ground transport services, such as access fees charged to charter buses, are not regulated revenues.  In October 2007, we entered into new concession agreements with car rental companies, which had better economic terms than the previous concession agreements.  The concession agreements in Cancún expired in May 2015, have been renegotiated and will now expire in May 2020. The concession agreements at the other airports have been renegotiated and they will expire in 2016, 2017, 2018 and 2019.

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

Fuel

All airport property and installations related to the supply of aircraft fuel were retained by the Mexican Airport and Auxiliary Services Agency in connection with the opening of Mexico’s airports to private investment.  Pursuant to our concessions, the Mexican Airport and Auxiliary Services Agency has entered into agreements obligating it to pay each of our subsidiary concession holders a fee for access to our facilities equivalent to 1.0% of the service charge for fuel supply.  As of January 1, 2015, and as a result of certain structural reforms in Mexico’s constitutional and regulatory framework in connection with, among other things, the energy sector, private parties are now eligible to commercialize and sell fuel in airports to air carriers and third-party service providers of non-aeronautical services.  In order to commercialize and sell fuel in airports, such third parties would require a permit from the Energy Regulatory Commission.  In addition, the sale of fuel to third-party service providers of non-aeronautical services would require that such service providers obtain the favorable opinion from the Ministry of Energy, the Ministry of Communications and Transportation and the office of Mexico’s attorney general.  As of April 15, 2016, no third-party service providers are currently operating at any of our Mexican airports.

Our Mexican Airports

In 2015, our Mexican airports served a total of 26.1 million passengers, 55.3% of which were international passengers.  In 2015, Cancún International Airport accounted for 75.0% of our passenger traffic volume and 77.5% of our revenues from our nine Mexican airports.

All of our Mexican airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our Mexican airports based on flight origination or destination.

Passengers by Flight Origin or Destination(1)
(in thousands)

	Year Ended December 31,
Region	2011	2012	2013	2014	2015	Percentage of Total 2015
Mexico(2)	7,694	8,941	9,718	10,664	12,061	46.1%
United States	6,188	6,174	6,801	7,646	8,836	33.8%
Canada	1,715	1,777	1,685	1,883	1,995	7.6%
Europe	1,325	1,499	1,790	1,704	1,690	6.5%
Latin America	617	855	1,085	1,260	1,559	6.0%
Asia and others	1	1	1	0	0	0.0%
Total	17,540	19,247	21,080	23,157	26,141	100%

(1)   Figures exclude passengers in transit and private aviation passengers.

(2)        Figures include domestic flights taken by international passengers; in 2015, such flights accounted for 2.6% of all flights traveling within Mexico to our airports.

In 2013, 2014 and 2015, 68.0%, 67.8% and 67.4%, respectively, of our domestic passengers traveled to or from Mexico City.

The following table sets forth the total traffic volume and air traffic movements in our nine Mexican airports for the periods presented:

Airport Traffic
(in thousands)

	Year ended December 31,
	2011	2012	2013	2014	2015
Passengers:
Total	17,539.8	19,246.6	21,079.6	23,157.6	26,141.0
Air traffic movements:
Total	250.9	260.0	267.2	290.3	302.9

The following table sets forth the passenger traffic volume for each of our Mexican airports during the periods indicated:

Passenger Traffic
(in thousands)

	Year ended December 31,
	2011	2012	2013	2014	2015

Cancún	13,022.5	14,463.5	15,962.2	17,455.4	19,596.5
Mérida	1,225.6	1,233.7	1,316.2	1,437.0	1,663.6
Villahermosa	851.3	960.1	1,014.4	1,121.4	1,273.1
Veracruz	867.4	894.5	1,010.8	1,157.5	1,249.9
Oaxaca	401.3	473.1	510.3	542.3	663.2
Huatulco	459.6	473.3	484.6	519.6	618.8
Cozumel	441.7	457.2	449.9	514.5	553.8
Minatitlán	108.5	133.2	174.9	234.7	256.4
Tapachula	161.9	158.0	156.3	175.2	265.7
Total	17,539.8	19,246.6	21,079.6	23,157.6	26,141.0

The following table sets forth the air traffic movements in each of our Mexican airports during the periods indicated:

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2011	2012	2013	2014	2015

Cancún	120,513	127,876	135,800	146,238	161,381
Veracruz	30,163	30,429	32,435	33,233	30,172
Mérida	28,545	28,204	27,842	31,731	33,340
Villahermosa	20,351	22,143	22,017	25,096	22,564
Oaxaca	14,940	15,851	14,529	15,267	15,249
Cozumel	15,008	14,919	13,865	14,866	16,321
Tapachula	7,344	7,227	7,728	8,657	8,989
Huatulco	7,892	7,226	6,846	7,774	8,268
Minatitlán	6,178	6,159	6,100	7,418	6,615
Total	250,934	260,034	267,162	290,280	302,899

(1)   Includes departures and landings.

The following table sets forth the air traffic movements in our Mexican airports for the periods indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category

	Year ended December 31,
	2011	2012	2013	2014	2015

Commercial Aviation	198,121	205,754	216,594	236,741	248,213
Charter Aviation	11,273	10,288	9,540	6,970	8,142
General Aviation(1)	41,540	43,992	41,028	46,569	46,544
Total	250,934	260,034	267,162	290,280	302,899

(1)         General aviation generally consists of small private aircraft.

Cancún International Airport

Cancún International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues.  In 2015, Cancún International Airport was the second busiest airport in Mexico in terms of passenger traffic and the first busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation .  The airport is located approximately 16 kilometers (10 miles) from the city of Cancún, which has a population of 782,398.  A substantial majority of the airport’s international passengers (57.1% in 2013, 58.7% in 2014 and 60.7% in 2015) began or ended their travel in the United States.  The airport’s most important points of origin and destination are Mexico City, Miami, Houston, New York, Atlanta, Dallas and Chicago.  Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the economies of the United States or Mexico.”

During 2015, approximately 19.6  million passengers traveled through Cancún International Airport, principally through Terminal 2 and Terminal 3, which was opened in May 2007.  After having closed in October 2005 following Hurricane Wilma, Terminal 1 was reopened in November 2013 to service an increased flight schedule of low-cost airlines such as VivaAerobus and MagniCharters.

Cancún is located in the state of Quintana Roo.  Cancún and its surroundings were the most visited international tourism destination in Mexico in 2015, according to the Mexican Ministry of Tourism.  According to the Mexican National Trust for Tourist Development, the Cancún area had 30,854 hotel rooms as of December 31, 2015.  Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún International Airport.  By air, Cancún is approximately one and a half to five hours from all major cities in the United States and 10 to 13 hours by air from most major European cities.

Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites.  Cancún International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal.  According to the Mexican National Trust for

Tourism Development, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of 74,615 hotel rooms as of December 31, 2015.

Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business is highly dependent upon revenues from Cancún International Airport.”

The airport’s facilities include Terminal 1 (the charter and low-cost airline terminal), Terminal 2 (the old main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the new terminal that commenced operations in May 2007 as described below) and a general aviation building that handles private aircraft.  The airport has 53 gates, 26 of which are accessible by passenger walkways. Terminal 1 has seven contact gates, Terminal 2 has nine gates accessible by passenger walkways, three contact gates and 11 remote gates and Terminal 3 has 17 boarding gates accessible by passenger walkways and six remote gates.  The airport has 420 retail outlets located throughout Terminals 1, 2 and 3, and one bank branch located in Terminal 3.

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

Furthermore, in order to accommodate expected increases in passenger traffic and operations, the expansion of Terminal 3 was completed in 2015 as part of our master development program.  As part of the expansion, we carried out a remodeling of the security checkpoints, including the installation of additional security lines with X-ray equipment and more waiting areas, an expansion of the baggage reclaim area by approximately 1,800 square meters and the construction of additional carousels with larger flow space, an expansion of the customs area by approximately 1,400 square meters, a remodeling of the check-in area, including an expansion by approximately 700 square meters and the addition of approximately 30 new service counters, and the redesign of the boarding lounge to accommodate six additional contact stands and a mezzanine level for arrivals.

The construction of the Terminal 4 has commenced, The new terminal is to be located to the west of the existing airport facilities, between runways 12L and 12R.  The terminal building will initially have a surface area of more than 64,000 square meters, as well as 10 security filters, and 12 aircraft parking stands, each with its own boarding bridge.  It has been designed to be easily expandable when capacity increases are required, without causing disruption in day-to-day operations, and so that it may be used by both domestic and international passengers while maintaining completely separate passenger flows.  The terminal is laid out on two levels, with the upper level for departing passengers and the mezzanine and lower levels for arriving passengers.

Cancún International Airport currently has two runways.  The first runway has a length of 3,500 meters (2.2 miles).  The second runway, which was completed in 2009, has a length of 2,800 meters (1.7 miles).  Along with the second runway, we also built a new control tower at Cancún airport in 2009.

In April 2006, we obtained a license to develop cargo facilities at the airport, which are currently being operated by Caribbean Logistics, S.A. de C.V. (previously Asur Carga, S.A. de C.V.).  As of February 16, 2016, we charge taxis and passenger vans an access fee of Ps.21.12, and buses an access fee of Ps.35.78, upon entering the airport.

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

Mérida International Airport

Mérida International Airport serves the inland city of Mérida, which has a population of 897,686 and surrounding areas in the state of Yucatán.  Mérida International Airport ranked second  among our airports in 2015 in terms of passenger traffic.  The substantial majority of this airport’s passengers are domestic.  The airport’s primary point of origin and destination is Mexico City.  In 2015, approximately 1.66 million passengers traveled through Mérida International Airport.

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

In 2013, 2014 and 2015, 17,867, 17,954 and 19,094 metric tons of cargo, respectively, were transported through Mérida International Airport, making it our leading airport in terms of cargo volume.  In 2013, 2014 and 2015, Mérida represented 35.2%, 38.0% and 36.9% , respectively, of our total cargo volume.  We have considered opportunities for further developing the Mérida cargo facilities, but we have no plans to pursue such opportunities at this time.

There are currently 50 businesses operating at Mérida International Airport.  One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (“GDS”) pursuant to a long-term lease contract that terminated on January 1, 2009.  This lease allowed GDS to construct and develop the airport’s air cargo terminal.  Because GDS continues operating the business notwithstanding the termination of the lease, we have initiated legal proceedings to have them evicted, which are currently in process.  In addition, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009.  Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

Cozumel International Airport

Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo.  The airport primarily serves foreign tourists.  During 2015, 553,776  passengers traveled through Cozumel International Airport, most of which were international passengers.  Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 2.75 million, 3.41 million and 3.40  million cruise ship visitors in 2013, 2014 and 2015, respectively.  Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers.  The airport’s most important points of origin and destination are Houston, Dallas, Atlanta and Mexico City.  The island of Cozumel has a population of 91,099.

As part of our commercial strategy, at Cozumel International Airport’s terminal we completed an expansion of 2,218 square meters (approximately 23.9 thousand square feet) and a remodeling of 1,132 square meters (approximately 12.2 thousand square feet) in 2001, giving us a terminal building with a total of 9,831 square meters (approximately 105.8 thousand square feet).

The airport has a commercial runway with a length of 2,700 meters (1.7 miles).  The airport has one main commercial terminal with six boarding positions.  The airport also has a general aviation building for small private aircraft.  There are currently 38 businesses operating at Cozumel International Airport.

Villahermosa International Airport

Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site.  The city of Villahermosa has a population of 710,431.  Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry.  During 2015, the airport served approximately 1.27 million passengers, substantially all of which arrived on domestic flights.  The airport’s most important points of origin and destination are Houston, Miami and Mexico City.

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

The airport has one runway with a length of 2,200 meters (1.4 miles), which was repaired in 2010.  The airport’s terminal has eight remote parking positions, with four served by boarding bridges.

In February 2014, the Palenque International Airport opened in the city of Palenque, 46.9 miles from Villahermosa.  We do not believe the Palenque International Airport has had any impact on passenger traffic at the Villahermosa International Airport and we estimate that any impact that may be experienced in the future will not be significant.

Oaxaca International Airport

Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca.  The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of 332,666.  The airport served 663,187 passengers in 2015, most of which were domestic.  The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions.  Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with six remote positions.  The airport also includes a general aviation building for small private airplanes with 22 positions.  There are currently 23 businesses operating at Oaxaca International Airport.

Veracruz International Airport

Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico.  The city of Veracruz has a population of 525,360.  Veracruz is one of the busiest ports in Mexico, accounting for 12.9% of all commercial traffic in Mexican ports, and is the location of the country’s largest container terminal.  According to the Mexican Bureau of Ports, Veracruz accounted for 8.0% of all waterborne cargo handled by Mexican ports in 2015.  In 2015, the airport served approximately 1.25 million passengers.  Because the airport’s passengers are primarily Mexican businesspeople, its passenger volume and results of operations are dependent on Mexican economic conditions.  The airport’s most important point of origin and destination is Mexico City.

The original 4,065 square meters (43,700 square feet) of the terminal building at the airport were remodeled in 2005, and an extension of 2,000 square meters (21,500 square feet) was added, representing an increase of 49.0%.  In addition, special collapsible jetways were built to protect passengers during boarding and disembarking, along with a new international baggage claim facility and bigger, newer offices and facilities for federal authorities.  There are currently 36 businesses operating at Veracruz International Airport.

The airport has two perpendicular runways, one with a length of 2,400 meters (1.5 miles) and another with a length of 1,523 meters (1.0 miles).  The airport has one main commercial terminal.  The airport also has a general aviation building for small private aircraft with 23 positions.

Huatulco International Airport

Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast.  Huatulco has a population of 42,792, and was first developed as a tourist resort in the late 1980s.  The airport served 618,767 passengers in 2015, most of which were domestic.  The substantial majority of the airport’s passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic.  The airport’s most important points of origin and destination are Mexico City, Houston and Oaxaca.

The airport has one runway with a length of 3,000 meters (1.9 miles).  It was extended from a previous length of 2,700 meters (1.7 miles).  The airport’s terminal has seven remote positions.  The airport has a general aviation building for small private airplanes with 22 positions.  There are currently 34 businesses operating at Huatulco International Airport.

Tapachula International Airport

Tapachula International Airport serves the city of Tapachula, which has a population of 236,144, and the state of Chiapas.  In 2015, the airport served 265,670 passengers, substantially all of which were domestic.  The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles), which was repaired in 2010.  The airport has one terminal with four remote boarding positions.  The airport also has a general aviation building for small private aircraft with 19 boarding positions.  There are currently 14 businesses operating at Tapachula International Airport.

Minatitlán International Airport

Minatitlán International Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos in the state of Veracruz, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán.  The metropolitan area comprised of these three cities has a population of 116,108.  In 2015, the airport served 256,431 passengers.  In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque.  The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses.   Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,100 meters (1.3 miles).  The airport’s main terminal has four remote parking positions.  The airport has a general aviation building for small private airplanes with 20 boarding positions.  There are currently 16 businesses operating at Minatitlán International Airport.

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

Principal Air Traffic Customers of our Mexican Airports

As of December 31, 2015, 93 international airlines and 64 Mexican airlines operated flights at our nine airports (including airlines operating solely on a code share basis).  A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.

Aerovías de Mexico, S.A. de C.V (“Aeroméxico”) operates the most flights at our airports.  Aeroméxico also controls other airlines operating in our airports, including Aerocozumel and Aeromexpress, as well as the largest provider of baggage and ramp handling services at our airports, Administradora Especializada.

Among foreign airlines, American Airlines (previously American Airlines and U.S. Airways) and United Air Lines (previously United Air Lines and Continental Airlines) operate the greatest number of flights to and from our airports.  In 2015, American Airlines (previously American Airlines and U.S. Airways) and United Air Lines (previously United Air Lines and Continental Airlines) accounted for 4.7% and 4.2%, respectively, of our revenues.

The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2013, 2014 and 2015:

Principal Air Traffic Customers

	Percentage of ASUR Revenues
	Year ended December 31,
	2013	2014	2015
Customer
American Airlines (previously American Airlines and U.S. Airways) (1)	7.0%	6.6%	4.7%
ABC Aerolíneas S.A. de C.V. (Interjet)	5.4%	5.4%	4.6%
United Air Lines, Inc.	4.9%	5.4%	4.2%
Aerovías de México, S.A. de C.V. (Aeroméxico)	5.0%	4.6%	3.3%
Controladora Vuela Compañia de Aviacion S.A.B. de C.V. (Volaris)	3.4%	4.0%	3.5%
Aviation Support S.A. de C.V.	3.6%	3.2%	2.3%
Delta Air Lines, Inc.	2.7%	3.2%	2.6%
Air Canada.	0.6%	0.7%	0.6%
Aviacion Comercial Especializada S.A. de C.V.	1.5%	0.3%	0.1%
Other	65.9%	66.6%	74.1%
Total	100.0%	100.0%	100.0%

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

In February 2014, the Palenque International Airport opened in the city of Palenque, 46.9 miles from Villahermosa.  We do not believe the Palenque International Airport has had any impact on passenger traffic at the Villahermosa International Airport and we estimate that any impact that may be experienced in the future will not be significant.

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

The Mexican Airport and Auxiliary Services Agency currently operates five small airports in Mexico’s southeast region and Grupo Aeroportuario de Chiapas (“GAC”) operates two.  The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 4.3% of passenger traffic in the region and GAC estimates that its airports account for less than 4.0% of passenger traffic in the region.

Other Airports

Luis Muñoz Marín International Airport

We, through our Cancún airport subsidiary, own a 50.0% interest in Aerostar, which has a 40-year lease for the LMM Airport.  The LMM Airport is located three miles outside of San Juan, Puerto Rico.  It is the Caribbean’s largest and busiest airport, offering leisure and business travel to over 50 destinations.  The LMM Airport serves the capital of San Juan and it is the primary gateway from Puerto Rico to international destinations and the mainland United States. The LMM Airport is ranked as the 13th largest medium hub facility and the 43rd largest airport in the United States by the FAA based on number of enplanements, as of December 31, 2014.  According to the Puerto Rico Ports Authority, in 2013, 2014 and 2015, approximately 8.3 million, 8.6 million and 8.8 million passengers, respectively, travelled through the LMM Airport.

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

As of December 31, 2015, scheduled passenger air services at LMM Airport were provided by 35 airlines (together with regional affiliates and other partners).

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

•                  the Value Added Tax Law, enacted December 29, 1978,

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

On May 23, 2014, a new Federal Economic Competition Law (Ley Federal de Competencia Económica) was enacted.  The new law grants broader powers to the COFECE, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law.

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

Each master development plan is for a 15-year period and is required to be updated every five years and resubmitted for approval to the Ministry of Communications and Transportation.  Upon such approval, the master development plan is deemed to constitute a part of the relevant concession.  Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder’s master development plan or upon approval by the Ministry of Communications and Transportation.  Information required to be presented in the master development plan includes:

•                  airport growth and development expectancies,

•                  15-year projections for air traffic demand (including passenger, cargo and operations),

•                  construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities and equipment,

•                  five-year detailed investment program and planned major investments for the following 10 years,

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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2014		2015		2016		2017		2018		Totals
	(millions of constant pesos as of December 31, 2014)(1)
Cancún	867.1	(2)	2,446.8	(2)	1,539.4	(2)	937.3	(2)	235.2	(2)	6,025.8	(2)
Cozumel	26.9		65.8		23.8		66.5		6.4		189.4
Huatulco	58.7		59.2		6.4		8.2		6.9		139.3
Mérida	71.0		196.7		96.9		42.0		4.2		410.8
Minatitlán	44.7		26.4		11.2		2.1		4.4		88.8
Oaxaca	9.9		31.1		40.1		14.4		6.3		101.8
Tapachula	15.5		27.4		2.5		4.7		8.4		58.5
Veracruz	213.9		192.1		8.3		6.6		5.7		426.6
Villahermosa	38.3		53.2		55.8		6.1		12.7		166.1
Total	1,346.0		3,098.7		1,784.4		1,087.8		290.2		7,607.1

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2015, we have invested Ps.3.102.52  million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments	Indicative Investments
Airport	January 1, 2014 – December 31, 2018	January 1, 2019 – December 31, 2023	January 1, 2024 – December 31, 2028
	(millions of constant pesos as of December 31, 2014)(1)
Cancún	Ps. 6,025.8(2)	Ps. 1,572.9	Ps. 1,456.8
Cozumel	189.4	66.5	139.7
Huatulco	139.3	157.6	102.0
Mérida	410.8	171.9	113.0
Minatitlán	88.8	32.7	70.1
Oaxaca	101.8	114.0	91.8
Tapachula	58.5	39.5	66.4
Veracruz	426.6	120.0	139.3
Villahermosa	166.1	111.5	144.0
Total	7,607.1	2,386.6	2,323.1

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2015, we have invested Ps.3,102.52  million (which is included in the investment commitments for this period shown above).

Price Regulation

The Mexican Airport Law provides that the Ministry of Communications and Transportation may establish price regulations for services for which the COFECE determines that a competitive market does not exist.  On March 9, 1999, the COFECE issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services.  This ruling authorized the Ministry of

Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to providers of complementary services in our airports.  On March 19, 1999, a new regulation, the Rate Regulation, was incorporated within the terms of each of our concessions.  The Rate Regulation, which became effective May 1, 1999, establishes the annual maximum rates for each of our concession holders, which is the maximum amount of revenue per workload unit (one passenger or 100 kilograms (220 pounds) of cargo) in a given year that the concession holder may earn at its airports from all regulated revenue sources.  On May 23, 2014, the new Federal Economic Competition Law (Ley Federal de Competencia Económica) was enacted.  The new law grants broader powers to the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) or COFECE, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law.

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

All other sources of revenues at our airports are not regulated.  59.3%, 59.3% and 45.8% of our revenues in 2013, 2014 and 2015, respectively, were derived from regulated sources of revenue.

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

	Maximum Rates(1)(2)
	Year ended December 31, 2014
	2014	2015	2016	2017	2018
Minatitlán	202.14	200.72	199.31	197.92	196.53
Cozumel	193.31	191.96	190.62	189.29	187.96
Oaxaca	190.30	188.97	187.65	186.33	185.03
Tapachula	188.78	187.47	186.16	184.85	183.55
Huatulco	183.06	181.77	180.50	179.23	177.98
Mérida	161.09	159.96	158.84	157.73	156.63
Cancún	156.59	155.49	154.41	153.33	152.25
Veracruz	154.29	153.21	152.13	151.06	150.01
Villahermosa	146.23	145.21	144.20	143.18	142.18

(1)         Expressed in adjusted pesos as of December 31, 2015 based on the Mexican producer price index (excluding petroleum).

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

Methodology For Determining Future Maximum Rates

The Rate Regulation provides that each airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:

•                  Projections for the 15-year period of workload units (each of which is equivalent to one passenger or 100 kilograms (220 pounds) of cargo), operating costs and expenses (excluding amortization and depreciation) related to services subject to price regulation.

•                  Projections for the 15-year period of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the master development plans.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in Mexico City.  On January 1, 2016, the daily minimum wage in Mexico City was Ps.73.04.  As a result, the maximum penalty at such date could have been Ps.3.65 million (U.S.$210,369).  In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession.  We would face similar sanctions for any violations of the Mexican Airport Law or its regulations.  A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

Penalties and Termination and Revocation of Concessions and Concession Assets

The Mexican Airport Law provides that sanctions of up to 400,000 times the minimum daily wage in Mexico City may be assessed for failures to comply with the terms of a concession.  On January 1, 2016, the daily minimum wage in Mexico City was Ps.73.04.  As a result, the maximum penalty at such date could have been Ps.29.2 million (U.S.$1.7 million).

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

Grants of New Concessions

The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities.  The COFECE has the power, under certain circumstances, to prohibit a party from bidding, and to cancel an award after the process has concluded.  In addition, the government may grant concessions without a public bidding process to the following entities:

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

•                  the Federal Aviation Administration’s Airport Privatization Program;

•                  the Part 139 Certification of Airports issued by the FAA;

•                  the Airport Security Program approved by the Transportation Security Administration (“TSA”);

•                  the Puerto Rico Public Private Partnership Act of June 8, 2009;

•                  the Lease Agreement among Aerostar and the PRPA dated July 24, 2012, which entitles Aerostar to operate the LMM Airport; and

•                  the Airport Use Agreements dated February 27, 2013, which govern the relationship between Aerostar and the principal airlines serving the LMM Airport.

The Federal Aviation Act of 1958 is an act of the U.S. Congress that created the FAA.  Its purpose is to promote safe air travel and to protect lives and property of people on the ground as well as air travelers.  The act gave the FAA the authority to set aviation regulations and to oversee and regulate safety in the airline industry.

The FAA’s Airport Privatization Program was established by the U.S. Congress to explore privatization as a means of generating capital for airport improvement and development.  Through the program, private companies may own, manage, lease and develop public airports.  The 2012 Reauthorization Act (the “Act”) increased the number of airports that can participate in the program from five to ten.  The Act also authorized the FAA to permit up to 10 public airport sponsors to sell or lease an airport with certain restrictions and to exempt the sponsors from certain federal requirements that could otherwise make privatization impractical.  Under this program, the airport’s owners or lease holders may be exempt from repayment of federal grants, return of property acquired with federal assistance and the use of proceeds from the airport’s sale or lease to be used exclusively for the airport’s purposes.  The Act also provides that a private operator may receive Airport Improvement Program and discretionary grants, collect Passenger Facility Charges and charge reasonable fees, provided that the airport demonstrates compliance with nine key statutory and regulatory conditions, including applicable Airport Improvement Program grant assurances, Passenger Facility Charges assurances, and assurances that it will not “unjustly discriminate,” that the operation of the airport will not be interrupted, that fees imposed on general aviation operators will not increase faster than fees for air carriers, and that collective bargaining agreements for airport employees will not be abrogated.  The pilot program began in

September 1997.  As of October 2014, the most recent date for which this information is available, there was one active application in the program.

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

Role of the Transportation Security Administration

The TSA is an agency of the Department of Homeland Security that was created after the terrorist attacks of September 11, 2001 to strengthen the security of U.S. transportation systems.  The TSA is responsible for security at U.S. airports and has deployed a federal workforce to screen all commercial airlines passengers and baggage.  The TSA also regulates aviation security.  The TSA employs a risk-based strategy to secure U.S. transportation systems.  In 2015, the TSA had more than 42,000 security officers who screened over 1.9 million passengers each day at nearly 440 federalized airports throughout the U.S.

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

Scope of Airport Use Agreements

As operator of the LMM Airport, Aerostar entered into Use Agreements with the principal airlines serving the LMM Airport, which are referred to as the “Signatory Airline” for a term of 15 years from February 27, 2013, although the term can be terminated earlier if the parties agree to it.  If at the end of the term, new use agreements have not been approved, each of the Use Agreements in effect at the time of termination would continue to be binding until new use agreements are signed.  Any new use agreement must grant the Signatory Airlines the same rights they have under each of the then current Use Agreements.

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

Aerostar must operate the LMM Airport in accordance with all requirements of applicable law, including the FAA’s Airport Operating Certificate, the Airport Security Program approved by the TSA and the Airport Certificate Manual.  Aerostar was also required to deposit U.S.$6.0 million into an escrow account called the Puerto Rico Air Travel Promotion and Support Fund on February 27, 2013.  U.S.$3.0 million of the funds in the account were distributed to the Signatory Airlines in February 2015 which were already paid and the remainder of the funds will be distributed in 2016 and 2017 based on increased passenger traffic.

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

All capital projects related to the operation, maintenance, construction and rehabilitation of and capital improvements to the LMM Airport must be in compliance with the standards, specifications, policies, procedures and processes outlined in the Operating Standards prepared by the PRPA and the Puerto Rico Public Private Partnerships Authority.  The purpose of the Operating Standards is to provide minimum requirements that Aerostar must meet for the benefit of Puerto Rico, the PRPA, and the Signatory Airlines in the operation and maintenance of the LMM Airport.

Capacity Enhancement Plan

Aerostar and the Signatory Airlines have agreed on a plan for the reconfiguration of the LMM Airport, also known as the Capacity Enhancement Plan, or CEP.

The CEP is a three-phase major renovation and reconfiguration project planned and designed mainly for the purpose of significantly improving the operating and passenger efficiency of the LMM Airport.  Phase 1 included the temporary relocation of airlines operating in Terminal B into Terminals A and D in preparation for the renovation of Terminal B.  Phase 1 also included general aesthetic modifications to Terminals A, C and D.  This phase was successfully completed in 2013.  Phase 2 of the CEP entailed the installation of a new major baggage handling system, the acquisition and installation of new boarding bridges, the construction and opening of a centralized checkpoint and the renovation of Terminal B.  Phase 2 has been completed and Terminal B was reopened in December 2014.  Phase 3 includes the major renovation of Terminal C and the completion of the CEP.  This final phase was completed as of September 30, 2015.

Ownership Commitment and Restrictions

The Lease allows any person who holds any shares of capital stock or any other equity interest in Aerostar to transfer its interest to any person so long as it does not constitute a “change of control” under the Lease.  A “change of control” under the Lease occurs if (i) there is a transfer of 50.0% or more of the direct or indirect voting or economic interests in Aerostar to another party, (ii) there is a transfer from one party to another of the power to directly or indirectly direct the management and policy of Aerostar, whether through ownership of voting securities, by contract, management agreement, or common directors, officers or trustees or otherwise or (iii) there is a merger, consolidation, amalgamation, business combination or sale of substantially all of the assets of Aerostar.  If the proposed transfer would result in a change in control, then the transfer must be approved as described in this section.

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

Events of Default, Termination and Revocation of the Lease

Under the Lease Agreement, any of the following items constitute an event of default by Aerostar:

•                  the failure to comply with any material obligation under the Lease,

•                  the failure to pay amounts owed to the PRPA,

•                  if Aerostar repeatedly fails to comply with the performance requirements of the Operating Standards,

•                  violating the transfer restrictions imposed by the Lease,

•                  Aerostar’s inability to pay its debt as it becomes due, and

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

•                  debar or suspend Aerostar for 10 years in accordance with the Public Private Partnership Act; and

•                  exercise any of its other rights and remedies under the Lease, at law or in equity.

Grants of New Concessions

The lease entitled Aerostar to receive compensation from the PRPA if the PRPA or any other governmental authority established under the laws of Puerto Rico obtains an airport certificate under 14 CFR Part 139 that would authorize scheduled passenger commercial services at any airport located within Puerto Rico that did not have such certificate as of February 27, 2013 (i) prior February 27, 2033 at any airport located within the municipality of Ceiba or (ii)

prior to February 27, 2028 at any airport located in Puerto Rico other than in the municipality of Ceiba.  The compensation should restore Aerostar to the same after-tax economic position it would have enjoyed if the events described in this paragraph had not occurred.  The actual amount of the compensation must be calculated in accordance with the terms of the Lease.

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our material consolidated subsidiaries as of December 31, 2015, including our direct and indirect ownership interest in each:

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

(1)         As of December 31, 2015, Aeropuerto de Cancún, S.A. de C.V., has an 18.1% equity participation in this airport.

(2)         As of December 31, 2015, Aeropuerto de Cancún, S.A. de C.V., has a 21.6% equity participation in this airport.

(3)         As of December 31. 2015, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport, in accordance with the increase in capital stock in October 2014.

(4)         As of December 31. 2015, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.

(5)         As of December 31, 2015, Aeropuerto de Cancún, S.A. de C.V., has a 23.4% equity participation in this airport.

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

Overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government.  The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers.  For example, in 2013, 2014 and 2015, 56.5%, 56.5% and 43.6%, respectively, of our total revenues were derived from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation.  The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport.  Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

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

Recent Developments

The Construction of Terminal 4 at the Cancún International Airport has commenced

In order to accommodate projected increases in passenger traffic and operations, we have begun construction of Terminal 4 at the Cancún International Airport, in accordance with our Master Development Program.  The new terminal is to be located to the west of the existing airport facilities, between runway ends 12L and 12R.  The terminal building will initially have a surface area of more than 64,000 square meters, as well as 10 security filters and 12 aircraft parking stands, each with its own boarding bridge.  Terminal 4 has been designed to be easily expandable when capacity increases are required, without causing disruption in day-to-day operations, and will maintain separate passenger flows for domestic and international passengers.  In addition, the terminal will have a multi-level floor plan, with the upper level reserved for departing passengers and the mezzanine and lower levels for arriving passengers.

A New Air Transport Agreement was signed on December 18, 2015

On December 18, 2015, Mexico and the United States signed a new bilateral aviation agreement, the Air Transport Agreement, that, once effective, will replace the previous Air Transport Agreement entered into by the parties on August 15, 1960 and last amended on November 21, 2014.  The new Air Transport Agreement aims to, among other things, increase competition by eliminating rules that limit the number of airlines permitted to operate on certain cross-border routes and increase passenger traffic in both Mexico and the United States by encouraging code-sharing and alliances between the two nations.  The new Air Transport Agreement is awaiting ratification by the senates of both nations.

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

Amendments to Mexico’s Federal Economic Competition Law were enacted

On May 23, 2014, a new Federal Economic Competition Law (Ley Federal de Competencia Económica) was enacted.  The new law grants broader powers to the COFECE, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law.

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

Mexican Congress approved a comprehensive tax reform package and repealed the single rate business tax

In October 2013, the Mexican Congress approved a comprehensive tax reform package that was published in the Official Gazette on December 11, 2013 and entered into force on January 1, 2014.   The broad-based reforms contained numerous provisions that will affect Mexican companies, such as the repeal of the IETU, the imposition of a 10.0% tax on dividends, a limitation on certain corporate deductions, changes in the tax consolidation rules, changes to indirect taxes such as VAT, changes in criteria for the deductibility of certain expenses and/or the accumulation of income and other industry-specific measures.  For more information on this and other changes to Mexican tax law, see “Item 5.  Operating and Financial Review and Prospects—Taxation.”

We participated in a tax amnesty program implemented by the Mexican federal government

When bidding was concluded for the shares of the Mexican airport group that became ASUR, The Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination.  In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance solely with respect to income taxes.  As of April 15, 2016, however, our appeal is still pending resolution with respect to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws.  If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

An amendment to the Mexican Airport Law was enacted

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

Depreciation of the peso

From January 2, 2015 to December 31, 2015, the peso depreciated by approximately 16.1%, from 14.806 pesos per U.S. dollar on January 2, 2015 to 17.195 pesos per U.S. dollar on December 31, 2015. International passengers and international flights pay tariffs denominated in U.S. dollars. However, these tariffs are generally collected in Mexican pesos 60-115 days following the date of each flight, and our maximum rates are set in pesos. Therefore, a significant depreciation of the peso as compared to the dollar during this 60-115 day period could result in us exceeding our maximum rates, which would be a violation of our concession. We set our dollar-denominated tariffs so as to avoid exceeding our maximum rates, and so far, the depreciation in the peso has not caused us to exceed our maximum rates or required us to issue rebates to avoid exceeding our maximum rates. However, we cannot assure you that the peso will not depreciate more rapidly, or that we will be able to successfully continue to set our rates so as to avoid exceeding our maximum rates.

The depreciation of the peso has also had a positive effect on our revenues from commercial operations. Certain of our contracts with commercial services providers are denominated in U.S. dollars, but are collected or converted into Mexican pesos. Therefore, depreciation in the peso as against the dollar results in us collecting more pesos for dollar-denominated contracts than before the depreciation. If the peso were to appreciate as against the dollar, however, we would collect fewer pesos in connection with dollar-denominated contracts, which would result in lower commercial revenues. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a result of the depreciation of the peso or as a result of other factors.

Passenger Traffic Volume and Composition

Our principal source of revenues is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers).  In 2013, 2014 and 2015, passenger charges represented 79.0%, 80.1% and 80.2% of our aeronautical services revenues and 44.6%, 45.2% and 35.0%, respectively, of our consolidated revenues.  Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.

In 2013, the percentage of our international passengers increased to 55.5% of all passengers at our airports and domestic passengers decreased to 44.5% of those passengers.  In 2014, the percentage of our international passengers and domestic passengers remained the same as in 2013, at 55.5% and 44.5%, respectively.  In 2015, the percentage of our international passengers and domestic passengers shifted slightly, with international passengers accounting for 55.3% of all passengers and domestic passengers accounting for the remaining 44.7%.  During 2013, 2014 and 2015, 28.2%, 28.3% and 21.3% of our total revenues were derived from passenger charges collected from international passengers.

Of our passengers traveling internationally, a majority have historically traveled on flights to or from the United States.  In 2013, 2014 and 2015, for example, 32.3%, 33.0% and 33.8% of the total passengers and 58.1%, 59.5% and 61.1%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States.  As a consequence, our results of operations are substantially influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.

In addition, of our passengers traveling domestically, a majority has typically traveled on flights to or from Mexico City.  In 2013, 2014 and 2015, a majority of the domestic passengers in our airports arrived or departed on flights originating in or departing to Mexico City.  Due to excess demand in the Mexico City Airport, in 2005 commercial passenger carriers started using the Toluca airport, previously used only for private carriers, as an alternative point of departure for the Mexico City area.  Between 2005 and 2008, the percentage of domestic passengers traveling from or to Mexico City had decreased because of an increase in commercial carriers arriving and departing from Toluca.  However, Mexicana’s bankruptcy in 2009 alleviated the oversaturation in the Mexico City Airport.  As a result, the percentage of travel from Mexico City since then has increased because commercial flights that had been using Toluca as an alternative point of departure for the Mexico City area relocated their operations to Mexico City.  The relocation of these carriers from Toluca to Mexico City since 2009 has resulted once again in excess demand in Mexico City.  Therefore, we expect that many of these carriers may choose Toluca again as an alternative point of departure from the Mexico City area.  Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

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

Revenues from our airports are subject to a “dual-till” price regulation system.  Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated.  Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our airports, are regulated by the Ministry of Communications and Transportation.  The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services.  The maximum rates for our airports have been determined for each year through December 31, 2018.  In 2013, 2014 and 2015, 59.3%, 59.3% and 45.8%, respectively, of our total revenues and 8.6%, 8.5% and 7.8%, respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues. Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Communications and Transportation.

The following table sets forth our revenues for the years ended December 31, 2013, 2014 and 2015, based on the categories of services established under the Mexican Airport Law.

	Year ended December 31,
	2013		2014		2015
	(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(1)	3,229.5	59.3%	3,487.4	59.3%	4,115.7	45.8%
Non-regulated Revenues:
Access fees from non-permanent ground transportation	27.8	0.5%	31.8	0.5%	38.5	0.4%
Car parking and related access fees	53.1	1.0%	64.1	1.1%	75.9	0.8%
Other fees	5.6	0.1%	4.0	0.1%	4.9	0.1%
Commercial Services	1,485.6	27.3%	1,647.6	28.0%	2,096.2	23.3%
Other Services	58.0	1.0%	64.5	1.1%	82.7	0.9%
Other Revenues:
Construction Services(2)	586.6	10.8%	579.8	9.9%	2,580.7	28.7%
Total	5,446.1	100.0%	5,879.2	100.0%	8,994.6	100.0%

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

The following table sets forth our revenue from aeronautical services for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2013		2014		2015
	(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	2,429.9	79.0%	2,659.6	80.1%	3,143.9	80.2%
Landing charges	186.8	6.1%	188.0	5.7%	216.0	5.5%
Aircraft parking charges	365.6	11.9%	373.0	11.2%	444.6	11.3%
Airport security charges	44.5	1.4%	49.3	1.5%	53.7	1.4%
Passenger walkway charges	49.9	1.6%	49.8	1.5%	63.7	1.6%
Total Aeronautical Revenue	3,076.7	100.0%	3,319.7	100.0%	3,921.9	100.0%

	Year ended December 31,
	2013	2014	2015
	(millions of pesos)
	Amount	Amount	Amount	Change(1)
Other Information:
Total workload units(2)	21.6	23.7	26.7	12.7%
Aeronautical revenue	3,076.7	3,319.7	3,921.9	18.1%
Aeronautical revenue per workload unit(3)	142.4	140.1	146.9	4.9%

(1)         As compared to the previous year.

(2)         In millions.  Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(3)         Aeronautical revenues per workload unit are expressed in pesos (not millions of pesos).

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5.0%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar.  We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers.  Our current agreements with our principal airline customers will be eligible for renegotiation between 2016 and 2018.  Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements.  In 2013, 2014 and 2015, passenger charges represented 79.0%, 80.1% and 80.2% of our aeronautical service revenues and 44.6%, 45.2% and 35.0%, respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future.  There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each airport are subject to a maximum rate established by the Ministry of Communications and Transportation.  To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing rebates or discounts to customers as price adjustments. These price adjustments or rebates constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year.  All discounts and rebates are issued and recorded in the same year as the service is provided.  In 2013, 2014 and 2015, we did not issue rebates in significant amounts.

The following table sets forth the number of passengers paying passenger charges for the years indicated.

	Year ended December 31,
Airport	2013	2014	2015	% change 2014-2015
	(in thousands, except percentages)
Cancún	7,892.4	8,637.5	9,695.3	12.2%
Mérida	641.2	701.0	812.0	15.8%
Villahermosa	503.2	557.0	634.3	13.9%
Other	1,378.6	1,566.5	1,800.5	14.9%
Total	10,415.4	11,462.0	12,942.1	12.9%

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

Because non-aeronautical revenues are determined in part by passenger traffic levels, the differences in non-aeronautical revenues between our airports are determined in part by passenger traffic levels.  Differences in non-aeronautical revenues are also determined by the mix of commercial services available at an airport.  Because international passengers, many of whom are vacation travelers, tend to use more expensive commercial services, like souvenir shops and international food and beverage vendors, airports that have higher levels of international passenger traffic, like the Cancún airport, tend to generate higher amounts of non-aeronautical revenues.

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

Non-aeronautical Revenue

	Year ended December 31,
	2013		2014		2015
	(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Non-aeronautical Services:
Commercial	1,504.2	84.4%	1,668.7	84.3%	2,121.3	85.1%
Leasing of space	1,475.0	82.7%	1,634.9	82.6%	2,080.1	83.5%
Access fee	27.8	1.6%	31.8	1.6%	38.5	1.5%
Other	1.4	0.1%	2.0	0.1%	2.7	0.1%
Non Commercial	278.6	15.6%	311.0	15.7%	370.6	14.9%
Leasing of space	81.1	4.5%	87.9	4.4%	93.0	3.7%
Access fee	106.7	6.0%	124.0	6.3%	148.7	6.0%
Other	90.8	5.1%	99.1	5.0%	128.9	5.2%
Total Non-aeronautical Revenue	1,782.8	100.0%	1,979.7	100.0%	2,491.9	100.0%

The following table sets forth other information about our passengers and revenues for the years indicated:

	Year ended December 31,
	2013	2014	2015
	(millions of pesos)
	Amount	Amount	Amount	Change(1)
Other Information:
Total terminal passengers(2)	21.1	23.2	26.1	12.5%
Change in non-aeronautical revenue	175.2	196.9	512.2	160.1%
Non-aeronautical revenue per terminal passenger(3)	84.5	85.4	95.4	11.8%

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

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2013	2014	2015
	(millions of pesos)
	Amount	Amount	Amount	Change
Commercial Revenues:
Duty-Free Shops	421.9	438.8	531.3	21.1%
Food and Beverage	227.8	273.3	334.7	22.5%
Retail Stores	496.6	545.5	712.6	30.6%
Advertising Revenues	97.9	101.1	121.9	20.6%
Parking Lots	53.1	64.1	75.8	18.3%
Car Rental Companies	103.2	120.3	161.9	34.6%
Banking and Currency Exchange services	44.8	53.6	69.0	28.7%
Teleservices	6.0	6.3	8.2	30.2%
Ground Transportation	29.2	33.6	41.0	22.0%
Other Services	86.1	107.0	154.0	43.9%
Total	1,566.6	1,743.6	2,210.4	26.8%

The Ministry of Communications and Transportation does not classify certain of these revenues as “Commercial revenues.”  Accordingly, the following table sets forth the reconciliation between commercial revenues classified according to the requirements of the Ministry of Communications and Transportation and commercial revenues classified according to IFRS for the years indicated.

	Year ended December 31,
	2013	2014	2015
	(millions of pesos)
Non-aeronautical Services(1)
Commercial	1,504.2	1,668.7	2,121.3
Commercial revenues(2)
Parking lots	53.1	64.1	75.8
Other services	9.3	10.8	13.3
Total	1,566.6	1,743.6	2,210.4

(1)         Classified according to the requirements of the Ministry of Communications and Transportation.

(2)         Classified according to IFRS.

Construction Services Revenue

Under IFRS, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services.  In 2013, 2014 and 2015, we recorded Ps.586.6 million, Ps.579.8 million and Ps.2,580.7 million of revenues from construction services using the percentage of completion method of accounting.  Revenues from construction services are not subject to regulation under our dual-till price regulation system.

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

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2013	2014	2015
	(millions of pesos)
	Amount	Amount	Amount	% Change
Operating Costs:
Cost of services:
Employee costs	298.5	322.0	341.8	6.1%
Maintenance	166.8	178.6	213.7	19.7%
Safety, security and insurance	139.8	146.9	155.7	6.0%
Utilities	108.0	121.3	102.6	(15.4)%

Other	282.0	312.6	330.6	5.7%
Total cost of services	995.1	1,081.4	1,144.4	5.8%
Costs of construction	586.6	579.8	2,580.7	345.2%
General and administrative expenses	178.5	170.2	197.0	15.7%
Technical assistance fee	173.3	190.4	239.1	25.6%
Government concession fee	223.1	242.2	291.5	20.4%
Depreciation and amortization:
Depreciation(1)	220.7	257.8	271.3	5.2%
Amortization(2)	197.6	196.4	197.7	0.7%
Total depreciation and amortization	418.3	454.2	469.0	3.2%
Total operating costs	2,575.0	2,718.2	4,921.7	81.1%

Other Information:
Total workload units(3)	21,649.2	23,696.9	26,728.1	12.8%
Cost of services per workload unit(4)	46.0	45.5	42.8	(6.1)%
Cost of services margin(5)	18.3%	18.4%	12.7%	(30.8)%

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

Employee Statutory Profit Sharing

We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws (“PTU”).  Under this regime, 10.0% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer. We committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps.14,000 per year for continued service.  These amounts are paid and expensed at the end of each year, and are included in our cost of services.  In 2013, 2014 and 2015, we calculated our obligations in respect of employee statutory profit sharing amount to be Ps.1.9 million, Ps.4.1 million and Ps.4.9 million, respectively.  This amount is included in the Ps.15,500 to be paid to unionized employees for the year ended December 31, 2015, and is recorded as a cost of service.

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

Until December 31, 2007, Mexican companies were generally required to pay the greater of their income tax liability (determined at a tax rate of 29.0% in 2007) or their asset tax liability (determined at a tax rate of 1.25% of the average tax value of virtually all of their assets, less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries)).  As a result of changes in the Mexican tax law which went into effect on January 1, 2008, the favorable asset tax balance may be recovered through rebates over the following 10 years of up to 10.0% each year of the total asset tax carry-forward at December 31, 2007, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three previous years.  The asset tax carry-forward may be adjusted for changes in the National Consumer Price Index (Indice Nacional de Precios al Consumidor, or “NCPI”).

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

On October 31, 2013, the Mexican Congress approved a tax reform package that was published in the Official Gazette on December 11, 2013 and entered into force on January 1, 2014.  The broad-based reforms contained numerous provisions affecting Mexican companies.  The changes most significant for the Company are the following:

•                  The repeal of the IETU.

•                  The maintenance of the current 30.0% corporate income tax rate and the elimination of previously scheduled reductions to the corporate income tax rate of 28.0%  for 2015 and 2016.

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

Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V. and Aeropuerto de Mérida, S.A. de C.V. have paid income tax since 2012.  Aeropuerto de Villahermosa, S.A. de C.V. and Aeropuerto de Veracruz, S.A. de C.V. have paid income tax since 2013.  We have recognized deferred income tax for these subsidiaries and, based on our financial and tax projections, we have estimated that these subsidiaries will continue paying income tax in the future.  Following the repeal of the IETU, we have cancelled the deferred IETU for the following subsidiaries: Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Servicios Aeroportuarios del Sureste, S.A. de C.V., RH Asur, S.A. de C.V. and Caribbean Logistic, S.A. de C.V.

The Company’s overall tax provisions for 2013, 2014 and 2015 are as follows.

Tax Provisions

	Year ended December 31,
	2013		2014		2015
	(millions of pesos)
Income Tax
Current Income Tax	736.2		844.1		1,198.3
Deferred Income Tax	94.3		(52.1)		(103.4)
Cancellation of Income Tax on Dividends	3.7		—		—
Total Income Tax	834.2		791.9		1,094.9

Current IETU Tax	7.9		—		—
Deferred IETU Tax	(404.1	) (1)	—	(1)	—	(1)
Total IETU Tax	(396.2)		—		—

Current Asset Tax	11.5		6.7		5.3
Total Asset Tax	11.5		6.7		5.3
Total Tax Provision	449.5		798.7		1,100.1

(1)   The deferred IETU tax position was cancelled as of January 1, 2015.

The determination of which taxes are payable and the appropriate tax rate to use therein for the deferred taxes associated with these tax regimes is determined on an individual airport-by-airport basis since we do not file a consolidated income tax return.

As of January 1, 2016, the VAT tax rate applicable in Mexico was 16.0% (subject to certain extensions), and calculated generally on a monthly cash flow basis.  Companies that engage in the business of selling, rendering services, leasing, importing or exporting goods are subject to VAT.

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

Effects of Inflation and Economic Changes

The following table sets forth, for the periods indicated:

•                  the Mexican inflation rate;

•                  the U.S. inflation rate; and

•                  the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2013	2014	2015
Mexican inflation rate(1)	4.0%	4.1%	2.1%
U.S. inflation rate(2)	1.5%	0.8%	0.7%
Increase in Mexican GDP(3)	1.1%	2.6%	2.5%

(1)         Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico.  The Mexican consumer price index at year end was 116.06  in 2014 and 118.53 in 2015.

(2)         As reported by the U.S. Department of Labor, Bureau of Statistics.

(3)         In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of April 15, 2016.

The general condition of the Mexican economy, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect our business and operating results. For a detailed description of the risks associated with changes to the economy, inflation and interest rates, see “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations.”

Effects of Devaluation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar.

	Year ended December 31,
	2013	2014	2015
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	0.9%	12.7%	16.6%

(1)         Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps.14.741 per U.S.$1.00  as of December 31, 2014 and Ps.17.195 per U.S.$1.00 as of December 31, 2015.

Changes in the value of the peso as compared to the dollar have in the past adversely affected, and may in the future adversely affect, our:

•                  Passenger charges.  Passenger charges for international passengers are currently denominated in dollars, while passenger charges for domestic passengers are denominated in pesos.  Therefore, our revenues from passenger charges, which are stated herein in pesos, will be affected by a depreciation or appreciation in the value of the peso as compared as to the dollar.

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

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated.

Operating Results

	Year Ended December 31,
	2013		2014		2015
	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)
	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)
Cancún(2):
Revenues before solidarity agreement:
Aeronautical services	2,331.9	143.1	2,456.7	138.8	2,877.9	144.6
Non-aeronautical services	1,594.6	97.8	1,761.2	99.5	2,250.7	113.1
Construction services	241.6	14.8	236.5	13.4	1,846.1	92.8
Total revenues before solidarity agreement	4,168.1	255.7	4,454.4	251.7	6,974.7	350.5
Expenses before solidarity agreement	(1,734.6)	(106.4)	(1,851.1)	(104.6)	(3.637.9)	(182.8)
Net operating income before solidarity agreement	2,433.5	149.3	2,603.3	147.1	3,336.8	167.7
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(349.0)	(21.4)	(207.3)	(11.7)	(245.6)	(12.3)
Net operating income after solidarity agreement	2,084.5	127.9	2,395.7	135.4	3,091.3	155.4
Mérida:
Revenues before solidarity agreement:
Aeronautical services	192.7	128.5	225.4	140.9	272.1	143.2
Non-aeronautical services	58.7	39.1	62.8	39.3	71.9	37.8
Construction services	1.6	1.1	26.3	16.4	204.5	107.6
Total revenues before solidarity agreement	253.0	168.7	314.5	196.6	548.5	288.6
Expenses before solidarity agreement	(168.8)	(112.5)	(198.0)	(123.7)	(391.1)	(205.8)
Net operating income before solidarity agreement	84.2	56.2	116.5	72.9	157.4	82.8
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(12.6)	(8.4)	(14.4)	(9.0)	(17.7)	(9.3)
Net operating income after solidarity agreement	71.6	47.8	102.2	63.9	139.7	73.5

Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	127.1	115.5	145.7	121.4	174.1	133.9
Non-aeronautical services	39.5	35.9	50.4	42.0	58.3	44.8
Construction services	9.8	8.9	30.2	25.2	61.7	47.5
Total revenues before solidarity agreement	176.4	160.3	226.3	188.6	294.1	226.2
Expenses before solidarity agreement	(112.4)	(102.2)	(135.1)	(112.6)	(177.3)	(136.4)
Net operating income before solidarity agreement	64.0	58.1	91.2	76.0	116.8	89.8
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(13.0)	(11.8)	(9.9)	(8.3)	(12.3)	(9.5)
Net operating income after solidarity agreement	51.0	46.3	81.4	67.7	104.5	80.3

Other Airports: (4)
Revenues before solidarity agreement:
Aeronautical services	425.1	154.6	491.9	153.7	597.8	157.3
Non-aeronautical services	90.0	32.7	105.3	32.9	111.0	29.2
Construction services	333.7	121.4	286.8	89.6	468.4	123.3
Total revenues before solidarity agreement	848.8	308.7	884.0	276.2	1,177.2	309.8
Expenses before solidarity agreement	(724.3)	(263.4)	(706.4)	(220.8)	(916.7)	(241.2)
Net operating income (loss) before solidarity agreement	124.5	45.3	177.6	55.5	260.5	68.6

	Year Ended December 31,
	2013		2014		2015
	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)
	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)

Solidarity agreement revenues	160.5	58.4	81.5	25.5	103.2	27.2
Solidarity agreement expenses	(13.6)	(4.9)	(1.9)	(0.6)	(7.6)	(2.0)
Net operating (loss) income after solidarity agreement	271.7	98.8	257.3	80.4	356.1	93.8

Holding & Service Companies:(5)
Revenues before solidarity agreement:
Other (3)	874.6	N/A	894.1	N/A	1,008.8	N/A
Total revenues before solidarity agreement	874.6	N/A	894.1	N/A	1,008.8	N/A
Expenses before solidarity agreement	(709.5)	N/A	(721.7)	N/A	(807.4)	N/A
Net operating income before solidarity agreement	165.1	N/A	172.4	N/A	201.4	N/A
Solidarity agreement revenues	388.2	N/A	233.4	N/A	283.1	N/A
Solidarity agreement expenses	(160.5)	N/A	(81.5)	N/A	(103.2)	N/A
Net operating income after solidarity agreement	392.4	N/A	324.3	N/A	381.3	N/A

Consolidation Adjustment(6):
Total Revenues	(1,423.3)	N/A	(1,209.0)	N/A	(1,395.1)	N/A
Expenses	1,423.3	N/A	1,209.0	N/A	1,395.1	N/A

Total:
Revenues:
Aeronautical services	3,076.7	142.1	3,319.7	140.1	3,921.9	146.9
Non-aeronautical services	1,782.8	82.3	1,979.7	83.5	2,491.9	93.3
Construction services	586.6	27.1	579.8	24.5	2,580.7	96.7
Total revenues	5,446.1	251.5	5,879.2	248.1	8,994.5	336.9
Expenses	(2,575.0)	(118.9)	(2,718.2)	(114.7)	(4,921.7)	(184.3)
Net operating income	2,871.1	132.6	3,161.0	133.4	4,072.9	152.6

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

Summary Historical Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated.  The financial information included in the table below is derived from our audited consolidated financial statements.

Consolidated Operating Results

	Year Ended December 31,
	2013		2014		2015
	(thousands of pesos)
Revenues:
Aeronautical services	Ps.	3,076,737	Ps.	3,319,672	Ps.	3,921,949
Non-aeronautical services	1,782,753		1,979,717		2,491,941
Construction services	586,596		579,774		2,580,707
Total revenues	5,446,086		5,879,163		8,994,597
Operating Expenses:
Cost of services	(995,157)		(1,081,376)		(1,144,327)
General and administrative expenses	(178,560)		(170,231)		(196,990)
Costs of construction	(586,596)		(579,774)		(2,580,707)
Technical assistance fee(1)	(173,259)		(190,419)		(239,175)
Government concession fee(2)	(223,132)		(242,165)		(291,505)
Depreciation and amortization	(418,273)		(454,265)		(468,996)
Total operating expenses	(2,574,977)		(2,718,230)		(4,921,700)
Net operating income	2,871,109		3,160,933		4,072,897
Comprehensive Financing Result:
Interest income, net	59,752		39,555		58,701
Exchange gains (losses), net	(41,111)		(154,532)		(168,664)
Gain (loss) from valuation effects on derivative instruments	—		—		—
Net comprehensive financing income result	18,641		(114,977)		(109,963)
Participation in the results of joint ventures(5)	(143,452)		36,448		50,923
Income before taxes	2,746,298		3,082,404		4,013,857
Provisions for taxes	(449,425)		(798,681)		(1,100,122)
Net income	2,296,873		2,283,723		2,913,735
Other Operating Data:
Operating margin(3)	52.7%		53.8%		45.3%
Net margin(4)	42.2%		38.8%		32.4%

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

Results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014

Revenues

Total consolidated revenues for 2015 were Ps.8,994.6 million, 53.0% higher than the Ps.5,879.2 million recorded in 2014.  The increase in total revenues resulted from a 345.1% increase in revenues from construction services, primarily as a result of the construction of

Terminal 3 of the Cancún Airport and other capital projects, and increases in aeronautical revenues of 18.1% and in non-aeronautical revenues of 25.9%, primarily resulting from a 13.5% increase in passenger traffic and the depreciation of the Mexican peso against the U.S. dollar.  Total revenues per workload unit increased 34.8% from Ps.248.1 in 2014 to Ps.336.9 in 2015, due mainly to the 294.7% increase in revenues from construction services per workload unit, which are based on capital improvements to concessioned assets and are not directly related to passenger traffic, and therefore workload units, in a given year.

Our consolidated revenues from aeronautical services, net of rebates, increased 18.1% to Ps.3,921.9 million in 2015 from Ps.3,319.7 million in 2014, due primarily to a 13.5% increase in passenger traffic and the depreciation of the Mexican peso against the U.S. dollar.  Revenues from passenger charges increased 18.2% to Ps.3,143.9 million in 2015 (80.2% of our aeronautical revenues during the period) from Ps.2,659.5 million in 2014 (80.1% of our aeronautical revenues during the period), reflecting the increase in passenger traffic and the annual increase in our regulated rates.  Aeronautical revenues per workload unit increased 4.7% from Ps.140.1 in 2014 to Ps.146.7 in 2015.

Revenues from non-aeronautical services increased 25.9% to Ps.2,491.9 million in 2015 from Ps.1,979.7 million in 2014.  The primary factors influencing the change in non-aeronautical revenue from 2014 to 2015 were an increase in commercial revenues because of higher passenger traffic during 2015, improved contractual terms for certain commercial agreements in place and the depreciation of the Mexican peso against the U.S. dollar.  These factors led to a 30.6% increase in revenues from retail stores, a 21.1% increase in revenues from duty-free shops and a 43.9% increase in other income, which consisted principally of revenue from tourism services and hotel reservation providers. Increases of 34.6% in revenues from car rental companies, 28.7% in revenues from banking and currency exchange services, 22.5% in revenues from food and beverages, 20.6% in advertising revenues, 18.3% in parking lot revenues, 22.0% in revenues from ground transportation and 30.2% in teleservices revenues also contributed to the increase in revenues from non-aeronautical services.  Non-aeronautical revenue per workload unit increased 10.9%, from Ps.83.5 per workload unit in 2014 to Ps.93.3 per workload unit in 2015.

Revenues from construction services increased 345.1% to Ps.2,580.7 million in 2015 from Ps.579.8 million in 2014 because of a higher level of capital expenditures carried out at our airports.

Our revenues from regulated sources in 2015 were Ps.4,115.7 million, an 18.0% increase compared to Ps.3,487.4 million in 2014, mainly due to the increase in total passenger traffic and the annual increase in our regulated rates.  During 2015, Ps.2,298.1 million of our revenues was derived from non-regulated sources, a 26.8% increase from the Ps.1,812.0 million of revenues derived from non-regulated sources in 2014.  This increase was primarily due to the 26.8% increase in commercial revenues described above, from Ps.1,743.6 million in 2014 to Ps.2,210.4 million in 2015.

Revenues by Airport

Aeronautical revenues increased by 17.1% from Ps.2,456.7 million in 2014 to Ps.2,877.9 million in 2015 at the Cancún Airport, mainly due to the increase of 12.3% in passenger traffic at that airport as well as the depreciation of the Mexican peso against the U.S. dollar.  Non-aeronautical revenues increased at Cancún Airport by 27.8% from Ps.1,761.2 million in 2014 to Ps.2,250.7 million in 2015, due principally to the increase in passenger traffic in 2015, the increase in retail stores and the depreciation of the Mexican peso against the U.S. dollar.  Construction services revenues at the Cancún Airport increased to Ps.1,846.1 million in 2015 from Ps.236.5 million in 2014, due to the various expansion and renovation projects in progress at the Cancún Airport.  Total revenues increased by 56.6% from Ps.4,454.4 million in 2014 to Ps.6,974.7 million in 2015 at the Cancún Airport, largely due to the increase in construction services revenues, the increase in passenger traffic and improved contractual terms for certain commercial agreements in place.  Revenues per workload unit at the Cancún Airport increased by 39.3% from Ps.251.7 in 2014 to Ps.350.5 in 2015, primarily because of the 592.5% increase in revenues from construction services, as mentioned above.

Aeronautical revenues increased by 20.7% from Ps.225.4 million in 2014 to Ps.272.1 million in 2015 at the Mérida Airport, due to the depreciation of the Mexican peso against the U.S. dollar and a 15.8% increase in passenger traffic at that airport.  Non-aeronautical revenues increased at Mérida Airport by 14.5% from Ps.62.8 million in 2014 to Ps.71.9 million in 2015, due principally to the increase of 16.6% in commercial revenues because of increased passenger traffic and the depreciation of the Mexican peso against the U.S. dollar.  Revenues overall increased by 74.4% from Ps.314.5 million in 2014 to Ps.548.5 million in 2015 at the Mérida Airport, due to a significant increase in revenues from construction services from 2014 to 2015.  Revenues per workload unit at the Mérida Airport increased by 46.8% from Ps.196.6 in 2014 to Ps.288.6 in 2015, principally due to the increase in construction services revenues.

Aeronautical revenues increased by 19.5% from Ps.145.7 million in 2014 to Ps.174.1 million in 2015 at the Villahermosa Airport, due to the depreciation of the Mexican peso against the U.S. dollar and the increase of 13.5% in passenger traffic at that airport.  Non-aeronautical revenues increased at Villahermosa Airport by 15.7% from Ps.50.4 million in 2014 to Ps.58.3 million in 2015, due principally to the increase of 19.6% in commercial revenues and the depreciation of the Mexican peso against the U.S. dollar.  Construction services revenues increased from Ps.30.2 million in 2014 to Ps.61.7 million in 2015.  Revenues increased by 30.0% from Ps.226.3 million in 2014 to Ps.294.1 million in 2015 at the Villahermosa Airport, largely due to an increase in construction services.  Revenues per workload unit at the Villahermosa Airport increased by 19.9% from Ps.188.6 in 2014 to Ps.226.2 in 2015 primarily due to an increase in construction services revenues.

Aeronautical revenues at our other six airports increased by 21.6% from Ps.491.9 million in 2014 to Ps.597.8 million in 2015, due to the increase of 14.8% in passenger traffic at those airports and the depreciation of the Mexican peso against the U.S. dollar.  Non-aeronautical revenues increased by 5.3% from Ps.105.3 million in 2014 to Ps.111.0 million in 2015, due to the depreciation of the Mexican peso against the U.S. dollar and new retail outlets opening in, and an increase in passenger traffic at, the Veracruz, Oaxaca, Huatulco, Cozumel, Tapachula and Minatitlán airports.  Construction services revenues increased to Ps.468.4 million in 2015 from

Ps.286.8 million in 2014.  Revenues increased by 33.2% from Ps.884.0 million in 2014 to Ps.1,177.2 million in 2015 at the other six airports, due primarily to the increase in construction services revenues.  Revenues per workload unit at our other six airports increased by 12.2% from Ps.276.2 million in 2014 to Ps.309.8 million in 2015 principally due to the increase in revenues from construction services and the solidarity agreement.

Revenues from our parent holding company and our administrative services companies increased by 12.8% from Ps.894.1 million in 2014 to Ps.1,008.8 million in 2015, due to the increase in payments by our operating subsidiaries under intercompany agreements related to administrative services. These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps.4,921.7 million in 2015, an 81.1% increase from the Ps.2,718.2 million recorded in 2014, primarily as a result of a 345.1% increase in construction costs, a 15.7% increase in general and administrative expenses, a 25.6% increase in technical assistance fees and a 20.4% increase in government concession fees.  The increase in total operating expenses was partially offset by a 345.1% increase in the cost of construction and a 15.7% increase in general and administrative expenses.  As a percentage of total revenues, operating expenses represented 54.7% of total revenues in 2015 as compared to 46.2% of total revenues in 2014.  Operating costs per workload unit increased 60.5%, from Ps.114.7 per workload unit in 2014 to Ps.184.3 per workload unit in 2015, primarily because of the increase in construction costs.

Cost of services increased 5.8% to Ps.1,144.3 million in 2015 from Ps.1,081.4 million in 2014.  The increase was principally due to a 19.7% increase in maintenance costs, from Ps.178.6 million in 2014 to Ps.213.7 million in 2015.  Our cost of services per workload unit decreased 6.1% from Ps.45.5 in 2014 to Ps.42.8 in 2015 because of the 12.8% increase in workload units and because many of our service costs (such as energy and security) are not directly correlated with the number of workload units.

General and administrative expenses increased 15.7% to Ps.197.0 million in 2015 from Ps.170.2 million in 2014.  This increase was primarily attributable to higher professional fees and cleaning service fees paid to third parties, as well as higher technical assistance fees paid to Inversiones y Técnicas Aeroportuarias, S.A. de C.V.

Technical assistance fees increased by 25.6% to Ps.239.2 million in 2015 from Ps.190.4 million in 2014, and government concession fees increased by 20.4% to Ps.291.5 million in 2015 from Ps.242.2 million in 2014.  The technical assistance fees increased in 2015 due to the corresponding increase in our consolidated earnings before comprehensive financing costs, income taxes and depreciation and amortization, which is the basis used to determine the technical assistance fee. The increase in government concession fees was primarily the result of an increase in regulated revenues, which is the basis for the calculation of the concession fee.

Construction costs were Ps.2,580.7 million in 2015 and Ps.579.8 million in 2014.  Because we hired a third party to provide all of our construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.

Depreciation and amortization costs increased by 3.2% to Ps.469.0 million in 2015 from Ps.454.3 million in 2014.  This increase was principally due to the depreciation of new investments in fixed assets and improvements made to concessioned assets.

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps.3,883.5 million in 2015, a 88.7% increase from the Ps.2,058.4 million recorded in 2014, primarily as a result of a 680.6% increase in construction costs from Ps.236.5 million in 2014 to Ps.1,846.1 million in 2015.  Operating expenses per workload unit for Cancún Airport were Ps.195.2 in 2015, a 67.8% increase from the Ps.116.3 recorded in 2014.

Operating expenses for Mérida Airport were Ps.408.8 million in 2015, a 92.6% increase from the Ps. 212.4 million recorded in 2014, principally as a result of a 677.7% increase in construction costs from Ps.26.3 million in 2014 to Ps.204.5 million in 2015.  Operating expenses per workload unit for Mérida Airport were Ps.215.2 in 2015, a 62.2% increase from the Ps.132.7 recorded in 2014.

Operating expenses for Villahermosa Airport were Ps.189.6 million in 2015, a 30.8% increase from the Ps.145.0 million recorded in 2014, primarily as a result of a 104.3% increase in construction costs from Ps.30.2 million in 2014 in Ps.61.7 million in 2015.  Operating expenses per workload unit for Villahermosa Airport were Ps.145.8 in 2015, a 20.7% increase from the Ps.120.8 recorded in 2014.

Operating expenses for our six other airports were Ps.916.7 million in 2015, a 30.5% increase from the Ps.708.3 million recorded in 2014, principally as a result of a 63.3% increase in construction costs from Ps.286.8 million in 2014 in Ps.468.4 million in 2015.  Operating expenses per workload unit for our other six airports were Ps.241.2 in 2015, a 9.9% increase from the Ps.221.3 recorded in 2014.

Operating expenses for our parent holding company and our administrative services companies were Ps.910.6 million in 2015, a 13.4% increase from the Ps.803.2 million recorded in 2014, principally due to the increase in solidarity agreement expenses.  The expenses from our solidarity agreement are intercompany and are therefore eliminated in consolidation.

Operating Income

Operating income increased 28.9% to Ps.4,072.9 million in 2015 from Ps.3,161.0 million in 2014.  This increase in operating income was primarily a result of the 18.1% increase in aeronautical revenues, the 25.9% increase in non-aeronautical revenues due to higher passenger traffic, an increase in commercial revenues due to improved terms of commercial agreements and the depreciation of the Mexican peso against the U.S. dollar.

Operating Income by Airport

Operating income for Cancún Airport increased by 29.0% to Ps.3,091.3 million in 2015 from Ps.2,395.7 million in 2014, primarily because of the 27.8% increase in aeronautical revenues due to higher passenger traffic and the depreciation of the Mexican peso against the U.S. dollar.  Operating income per workload unit at Cancún Airport increased 14.8% from Ps.135.4 in 2014 to Ps.155.4 in 2015.

Operating income for Mérida Airport increased by 36.7% to Ps.139.7 million in 2015 from Ps.102.2 million in 2014, mainly because of the 20.7% increase in aeronautical revenues due to higher passenger traffic and the depreciation of the Mexican peso against the U.S. dollar.  Operating income per workload unit at Mérida Airport increased 15.0% from Ps.63.9 in 2014 to Ps.73.5 to 2015.

Operating income for Villahermosa Airport increased by 28.5% to Ps.104.5 million in 2015 from Ps.81.4 million in 2014, primarily because of the 19.5% increase in aeronautical revenues due to higher passenger traffic and the depreciation of the Mexican peso against the U.S. dollar.  Operating income per workload unit at Villahermosa Airport increased 18.6% from Ps.67.7 in 2014 to Ps.80.3 in 2015.

Operating income for our six other airports increased by 38.4% to Ps.356.1 million in 2015 from Ps.257.3 million in 2014, principally because of the 21.6% increase in aeronautical revenues due to higher passenger traffic and the depreciation of the Mexican peso against the U.S. dollar.  Operating income per workload unit at the other six airports increased 16.7% from Ps.80.4 in 2014 to Ps.93.8 in 2015.

Operating income for our parent holding company and our administrative services companies increased by 17.6% to Ps.381.3 million in 2015 from Ps.324.3 million in 2014 primarily because of the increase in payments by our operating subsidiaries under intercompany agreements.

Comprehensive Financing Result

Our net comprehensive financing result was a loss of Ps.109.9 million in 2015 as compared to a loss of Ps.115.0 million in 2014.  This increase in net comprehensive financing result is primarily due to an increase in interest income of 48.4%, from Ps.39.6 million in 2014 to Ps.58.7 million in 2015, and a 9.1% increase in the exchange rate loss, from Ps.154.5 million in 2014 to Ps.168.7 million in 2015.  The increase in exchange rate loss is due to the 17.0% depreciation of the Mexican peso against the U.S. dollar during the period, which resulted in an increase in the peso value of our U.S. dollar-denominated debt.

Taxes

In 2015, our current income tax provision increased 42.0%, from Ps.844.1 million in 2014 to Ps.1,198.3 million in 2015, primarily due to higher net income before taxes caused by certain of our subsidiaries, including the Cancún Airport and the Veracruz Airport.

Our deferred income tax provision increased from a deferred income tax gain of Ps.52.2 million in 2014 to Ps.103.4 million in 2015, mainly due to the recognition of the effects of inflation in the fiscal tax balance of our airports.

Our current IETU tax provision was eliminated in 2014, because of the repeal of the IETU on January 1, 2014.  Our deferred IETU tax provision was eliminated in 2014 due to the cancellation of the remaining net deferred IETU tax liability as of December 31, 2013, resulting from the repeal of the IETU.

Our asset tax provision in 2015 was Ps.5.3 million and was Ps.6.8 million in 2014.  The Company submitted a request to the Mexican Ministry of Finance to receive an opinion on whether we can retain the right to recover part of the asset tax that was paid in prior years.  As of April 2010, the Ministry of Finance had refused to issue such an opinion to us.  We are currently appealing this decision in Mexican federal court.

Our overall effective tax rate in 2015 increased from 25.9% to 27.4%, primarily as a result of the increase in the taxable base of Cancún Airport and Cancún Airport Services.

Net Income

Net income increased 27.6% to Ps.2,913.7 million in 2015 from Ps.2,283.7 million in 2014.  This was mainly the result of the 28.9% increase in operating income, which more than offset the 42.0% increase in income taxes.

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

Operating Expenses

Total operating expenses were Ps.2,718.2 million in 2014, a 5.6% increase from the Ps.2,575.0 million recorded in 2013, primarily as a result of a 8.7% increase in cost of services, a 9.9% increase in technical assistance fees, a 8.5% increase in government concession fees and a 8.6% increase in depreciation and amortization.  The increase in total operating expenses was partially offset by a 1.2% decrease in the cost of construction and a 4.7% decrease in general and administrative expenses.  As a percentage of total revenues, operating expenses represented 46.2% of total revenues in 2014 as compared to 47.3% of total revenues in 2013.  Operating costs per workload unit decreased 3.5%, from Ps.118.9 per workload unit in 2013 to Ps.114.7 per workload unit in 2014, primarily because of the economies of scale we enjoy in our operating expenses.

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

Operating expenses for Mérida Airport were Ps.212.4 million in 2014, a 17.0% increase from the Ps.181.4 million recorded in 2013, principally as a result of an increase in construction costs.  Operating expenses per workload unit for Mérida Airport were Ps.132.7 in 2014, a 9.8% increase from the Ps.120.9 recorded in 2013.

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

Operating Income by Airport

Operating income for Cancún Airport increased by 14.9% to Ps.2,395.7 million in 2014 from Ps.2,084.5 million in 2013, primarily because of the 5.4% increase in aeronautical revenues and 10.4% increase in non-aeronautical revenues due to higher passenger traffic.  Operating income per workload unit at Cancún Airport increased 5.9% from Ps.127.9 in 2013 to Ps.135.4 in 2014.

Operating income for Mérida Airport increased by 42.7% to Ps.102.2 million in 2014 from Ps.71.6 million in 2013 mainly because of the increase in revenues from construction services.  Operating income per workload unit at Mérida Airport increased 33.7% from Ps.47.8 in 2013 to Ps.63.9 in 2014.

Operating income for Villahermosa Airport increased by 59.4% to Ps.81.4 million in 2014 from Ps.51.0 million in 2013 primarily because of the increase in revenues from construction services and the 23.8% decrease in solidarity agreement expenses.  Operating income per workload unit at Villahermosa Airport increased 46.2% from Ps.46.3 in 2013 to Ps.67.7 in 2014.

Operating income for our six other airports decreased by 5.3% to Ps.257.3 million in 2014 from Ps.271.4 million in 2013 principally because of the 15.7% increase in aeronautical revenues and the 17.1% increase in non-aeronautical revenues due to higher passenger traffic.  Operating income per workload unit at the other six airports decreased 18.6% from Ps.98.8 in 2013 to Ps.80.4 in 2014.

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

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances.  However, in 2013, 2014 and 2015, we incurred indebtedness to fund our investments in accordance with our Master Development Plans.  See “—Indebtedness.”  In 2013, we used Ps.2,520.0 million to pay dividends.  In 2014, there was no dividend payment.  In 2015, we used Ps.1,530.0 million to pay dividends.  As of December 31, 2015, we had Ps.2,084.2 million in cash and cash equivalents.

Cash Flows for the year ended December 31, 2015 as compared to cash flows for the year ended December 31, 2014

In 2015, we generated Ps.3,653.6 million in cash flow from operating activities, an increase of 34.9% from Ps.2,709.0 million in 2014, due to four main factors. First, income before income taxes as of December 31, 2015 was Ps.4,013.9 million, reflecting a 30.2% increase from 2014.  Second, positive non-cash interest gains from our investments were Ps.155.7 million in 2015, an increase of 34.4 million, or 28.3%, as compared to 2014. Third, the cash flow realized from exchange gains increased 35.0% from Ps.187.4 million in 2014 to Ps.253.0 million in 2015.  Finally, accounts receivable amounts decreased to Ps.30.2 million in 2015, up 71.5% from Ps.17.6 million in 2014.

Cash flow used in financing activities in 2015 was Ps.1,627.0 million, an increase of Ps.1,528.5 million, or 1,552.1%, from 2014, due largely to our distribution of Ps.1,530.0 million paid in dividends in 2015, as compared to no dividends paid in 2014.

Cash flow used in investing activities in 2015 was Ps.2,816.5 million, principally as a result of investments in concessioned assets for Ps.2,906.6 million in 2015, a 151.4% increase from 2014.  These investments were largely concentrated on Terminal 3 at Cancún Airport.

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

Indebtedness

As of December 31, 2015, we had Ps.3,718.0 million in outstanding indebtedness.

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

On February 15, 2013, our Cancún airport subsidiary executed bank loans with BBVA Bancomer and Merrill Lynch for a total of U.S.$215.0 million.  The credit agreement was amended on July 17, 2015 and the maximum amount of the loan commitments was increased to U.S.$300.0 million; however, no additional draws have been made and the principal balance of the loans remained at U.S.$215.0 million as of December 31, 2015.  The loans have a seven-year term and amortize in nine payments: the 36-month anniversary of the date on which the conditions precedent to the execution of the amended and restated credit agreement have been satisfied or waived (such date, July 17, 2015 or the “Restatement Effective Date”), the 42-month anniversary of the Restatement Effective Date, the 48-month anniversary of the Restatement Effective Date, the 54-month anniversary of the Restatement Effective Date, the 60-month anniversary of the Restatement Effective Date, the 66-month anniversary of the Restatement

Effective Date, the 72-month anniversary of the Restatement Effective Date and the 78-month anniversary of the Restatement Effective Date, in each case at an amount equal to 5.0% of the aggregate amount of the loans made on the borrowing date.  A final payment of the aggregate principal amount of the loans then outstanding will be made on the maturity date, the 84-month anniversary of the Restatement Effective Date.  The loans are denominated in U.S. dollars and charge interest at a rate equal to one-month LIBOR plus a margin ranging from 175 to 185 basis points.  This facility may be used for general corporate purposes, and we have used it to fund our capital contributions and other financial commitments to Aerostar in connection with the upfront payment due under the Lease of the LMM Airport.  We have guaranteed our Cancún airport subsidiary’s obligations under this facility.

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

On March 21, 2013, our joint venture Aerostar entered into a U.S.$50.0 million capital expenditure facility and a secured U.S.$10.0 million revolving credit facility with RBC Royal Bank, UBS Financial Services and FirstBank Puerto Rico.  Additionally, Aerostar issued 5.75% senior secured notes with an aggregate principal amount of U.S.$350.0 million in a private placement.  On June 24, 2015, Aerostar issued senior secured notes with an aggregate principal amount of U.S.$50.0 million to refinance the aforementioned capital expenditure facility.  Furthermore, on December 18, 2015, Aerostar entered into a secured U.S.$10.0 million revolving credit facility with Banco Popular de Puerto Rico in order to refinance the March 2013 revolving credit facility and to finance operational working capital needs and general corporate purposes, including capital expenditure projects.  As part of these debt financings, Aerostar was required to pledge its interest in the lease of LMM Airport as collateral to a leasehold mortgagee assigned by the lenders.  Our Cancun airport subsidiary and its joint venture partner Highstar Capital IV and its affiliated funds pledged their share ownership in Aerostar as collateral for all of these facilities.  However, given that Aerostar is a joint venture and not our subsidiary, we do not consolidate Aerostar’s assets or liabilities into our financial statements and we provide no credit support other than our Cancún airport subsidiary’s pledge of its membership interests in Aerostar to secure the senior credit facilities and the senior notes.

As of December 31, 2015, the company has no contracts for interest rate or foreign currency swaps.

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

The following table sets forth our historical investments in the periods indicated.

Year ended December 31,	(thousands of pesos)
2013	621,122
2014	1,294,207
2015	3,102,523

In 2015, we spent Ps.3,102.5 million on capital expenditures, largely to continue the projects of 2014, but also to initiate construction of Terminal 4 at Cancún Airport and to renovate runways at Mérida Airport.  In 2014, we spent Ps.1,294.2 million on capital expenditures, principally to finance works at (i) Cancún Airport, including the extension of the terminal building and the commercial-aviation apron at Terminal 3, the planning, design and development of the construction of Terminal 4 and the acquisition of airside buses and explosive-trace detectors, and (ii) Veracruz Airport, including the extension of its terminal building.  In 2013, we spent Ps.621.1 million on capital expenditures, principally for repairs to the runways in the Cancún, Tapachula and Veracruz Airports, repairs to the fire station in Tapachula Airport, remodeling of Terminal 1 and replacement of a passenger boarding bridges in Cancún Airport, expansion of a platform in Veracruz Airport and the rehabilitation of roads in the Tapachula and Cancun Airports.

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

Deferred Income Tax

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement and tax values of assets and liabilities.  In order to determine the basis of deferred income tax, taxable income projections are prepared to evaluate whether the legal entity will be subject to ISR.  The determination of the income tax provision requires calculations and interpretation and the application of complex tax laws. Those calculations are used to assess the period and method of recovery of favorable tax balances. Company management has determined deferred taxes based on approved tax rates that are in line with its expectation of the application of such approvals.

Deferred income tax assets and liabilities from the temporary differences arising from investments in subsidiaries and joint businesses are recognized, except when ASUR controls the reversal period for such temporary differences and it is likely that the temporary differences will not be reverted in the near future.

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

Recently Issued Accounting Standards

The following is a list of the new standards and amendments that have been issued by the IASB and applicable to financial periods beginning after July 1, 2015.  Our management has evaluated the potential impact of these pronouncements and concluded that there will be no significant effects on our consolidated financial statements.  Our management will continue to review and evaluate new standards.

•                  IFRS 9, “Financial Instruments”

IFRS 9 was the first standard published as part of a broader project to replace IAS 39.  IFRS 9 conserves but simplifies the mixed measurement model and establishes two main categories for measuring financial assets: amortized cost and fair value.  The classification basis depends on the entity’s business model and the contractual characteristics of the financial assets’ cash flows.  IFRS 9 was amended in July 2014, with further changes to the classification and measurement rules and also establishes a new pattern of impairment. These changes now make-up the new standard for financial instruments. The new impairment model is a model of expected credit losses and therefore it will result in an early recognition of credit losses.  This change will take effect starting on January 1, 2018 and its adoption will be in phases. Early adoption is permitted only for reportable periods beginning on or after February 1, 2015.

•                  IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 was issued in May 2014, and modified in July 2014 with additions to the measurement and classification rules, as well as the enactment of a new impairment model.  The basic principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in the amount by which the entity expects to be exchanged those goods or services. The basic principle of this approach is reflected in a 5-step model: (1) identify the contract with a customer, (2) identify performance obligations in the contract, (3) determine the transaction price, (4) assign transaction price to performance obligations in the contract and

(5) recognize revenue when the entity satisfies the performance obligation(s).  The application of this approach will depend on the facts and circumstances present in the contract and requires judgment. The standard should be applied in the financial statements under IFRS of the entity for annual periods beginning on or after January 1, 2018. Early adoption is permitted.  Management has evaluated that the applying of this IFRS 15 will not have impact on the financial statements given the nature and source of the revenue.

•                  IFRS 16, “Leases”

The IASB issued in January 2016 a new standard for leases accounting. This standard will replace the currently effective IAS 17, which classifies the leases as financial and operational.  IAS 17 identifies the leases as “financial” when the risks and benefits of an asset have been transferred and as “operational” for all other leases.  IFRS 16 removes the financial and operational classification and requires the recognition of a liability that reflects future payments and an asset derived from the “right to use” for most leases.  The IASB has included exceptions in short-term leases and low-value assets.  These changes are applicable for a lessor’s accounting books while the guidelines for the leaseholder are similar to those currently in force.  The most relevant effect of the new requirements would be reflected in an increase of the assets and liabilities due to leasing, with an effect in the income statements in the depreciation and financing expenses lines derived from the assets and liabilities previously recognized as operational.  At the date of the issuance of these financial statements, our management has not quantified the impact of the new requirements.  This standard is effective from January 1, 2019. Early adoption is permitted if IFRS 15 is also adopted.

Off-balance sheet arrangements

We are not currently, nor have we been, involved in any off-balance sheet arrangement that has or is reasonably likely to have had a current or future effect on our financial statements, changes in liquidity, capital expenditures or capital resources that are material to investors.

Tabular disclosure of contractual obligations

The following table summarizes our material contractual obligations as of December 31, 2015.

	Payments due by period
	(millions of pesos)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Master Development Plans(1)	3,162.3	1,784.3	1,378.1	—	—
Technical Assistance Agreement(2)	225.5	59.3	83.1	83.1	—
Bank Loans and Interest	4,065.2	89.6	1,797.3	2,178.4	—
Operating Leases	22.3	3.0	13.4	5.9	—
Total	7,475.3	1,936.2	3,271.9	2,267.4	—

(1)         As of December 31, 2015, based on the Mexican Construction Price Index.  The master development plans, which contain the investment commitments for our airports have been approved for each year through December 31, 2018.  The plans also contain indicative investments for calendar years 2018 through 2028, but these amounts are not binding on us.

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

(1)         Elected by ITA as holder of Series BB shares, with Federico Chávez Peón Mijares as Alternate.  Fernando Chico Pardo is the direct or indirect owner of 50.0% of the shares of ITA and 37,746,297 Series B shares (12.6% of our outstanding shares) as of April 11, 2016.

(2)         Elected by ITA as holder of Series BB shares, with Luis Fernando Lozano Bonfil as Alternate.

(3)         Independent Director

(4)         On April 26, 2012, Aurelio Perez Anton and Luis Chico Pardo were elected as members of the Board of Directors, representing the Series B shares.

(5)         On April 26, 2012, Jose Antonio Perez Anton was elected as a member of the Board of Directors, representing the Series BB Shares.

(*)         Owner of less than 1.0% of our outstanding shares as of April 15, 2016.

Fernando Chico Pardo.  Mr. Chico Pardo has been a member of our Board of Directors and Chairman of the Board since April 28, 2005.  He was our Chief Executive Officer from January 19, 2007 until June 1, 2011.  He is the founder and President of Promecap, S.C. established in 1997.  Previously, Mr. Chico Pardo was  the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York), Latin America Representative for Mocatta Metals Corporation and Mexico Representative for Standard Chartered Bank (London).  Mr. Chico Pardo has also been on the boards of directors of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México, BBVA Bancomer, Cultiba and Grupo Posadas de México.  He is 64 years old.  Mr. Chico Pardo was appointed by ITA.

Ricardo Guajardo Touché.  Mr. Guajardo is a member of our Board of Directors and President of our Audit and Corporate Practices Committee.  He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and Chief Executive Officer  of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and Chief Executive Officer of Grupo Vamsa since 1989.  He has served on the Board of Directors of Grupo Bimbo, Almacenes Coppel, Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”), Fomento Económico Mexicano (“FEMSA”), Transportación Marítima Mexicana (“TMM”), Alfa and El Puerto de Liverpool.  He is 67 years old.  Mr. Guajardo is an independent director.

Francisco Garza Zambrano.  Mr. Garza is a member of our Board of Directors and he has served as President of Cementos Mexicanos of North America and Trading, as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos U.S.A. He was formerly on the Board of Directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Cámara Nacional del Cemento, Club Industrial, A.C. and Fundación Mexicana para la Salud.  He is 60 years old.  Mr. Garza is an independent director.

Guillermo Ortiz Martínez. Mr. Ortiz is a member of our Board of Directors.  He has served as the Chairman of the Board of Directors of Grupo Financiero Banorte.  Previously, he was Governor of the Bank of Mexico for two terms, from 1998 to 2003, and from 2004 to 2009. From 1994 to 1997, he was Mexico’s Public Finance Minister.  Mr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994. Prior to that, between 1984 and 1988, he occupied the post of Executive Director of the International Monetary Fund (IMF).  From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research.  Mr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry.  During 2009 he was employed as Chairman of the Bank for International Settlements based in Basel, Switzerland.  He is 67 years old. Mr. Ortiz is an independent director.

Roberto Servitje Sendra.  Mr. Servitje is a member of our Board of Directors.  He has been the Deputy Chief Executive Officer of Grupo Bimbo (1969), as well as the company’s Chief Executive Officer (1978) Executive President (1990) and Chairman of the Board of Directors (1994-2012).  He has also been a member of the advisory boards of Chrysler Mexico, Grupo Altex, the School of Banking and Commerce and the Hermann International Memorial.  He is 88 years old.  Mr. Servitje is an independent director.

Luis Chico Pardo.  Mr. Chico Pardo is a member of our Board of Directors.  He has held positions as an Economist at the Bank of Mexico, as the Manager of the International Division of the Bank of Mexico, as the General Coordinator of the Credit Department at the Mexican Ministry of Finance, as Chief Executive Officer of Banco Mexicano, as Executive Vice-President of Banco Mexicano Somex, and as Chief Executive Officer of Banco B.C.H.  He is

currently a member of the Board of Directors of the venture capital investment firm Promecap.  Mr. Chico Pardo is 75 years old.

Rasmus Christiansen.  Mr. Christiansen previously served as the Chief Executive Officer of Copenhagen Airports International A/S, responsible for management and advisory services for CPH’s international investments. Before joining Copenhagen Airports, Mr. Christiansen was the director and owner of an import/export company in Hungary (1993 — 1999).  Prior to this, he was Vice President of Dolce International, Hotels and Conference centers.  He joined Copenhagen Airports A/S in 1999 as the Development and Acquisitions Director.  In 2005 he became the Vice President and in 2007 CEO of Copenhagen Airports International.  He is also a board member of CPH International A/S and Newcastle International Airport Ltd. As well as Chairman of the Danish Schou Foundation.  Mr. Christiansen is 64 years old and was born in Denmark.

José Antonio Pérez Antón.  Mr. Pérez Antón has been Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005.  He has worked for ADO since 1996.  Mr. Pérez Antón is also currently the Vice President of the Cámara Nacional del Autotransporte de Pasaje y Turismo (the Mexican National Chamber of Intercity and Tourism Transportation, or “CANAPAT”), and is a Counselor at ITI (the Intermodal Transportation Institute, based in Denver).  He is 43 years old.

Aurelio Pérez Alonso.  Mr. Pérez Alonso has been Deputy Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005.  Before joining the Group in 1998, Mr. Pérez Alonso was a consultant for Arthur Andersen and he is currently a member of the Board of Directors of CANAPAT.  He is 44 years old.

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

The following table lists our executive officers, their current position and their year of appointment as an executive officer:

Name	Principal Occupation	Executive Officer since
Adolfo Castro Rivas(1)	Chief Executive Officer; Director of Finance (Chief Financial and Strategic Planning Officer)	June 1, 2011
Carlos Trueba Coll(*)	Director of Cancún Airport	March 1, 2010
Hector Navarrete Muñoz	Director of Regional Airports	January 15, 2003
Claudio Gongora Morales	Chief Legal Counsel	April 19, 1999
Manuel Gutierrez Sola	Chief Commercial Officer	August 7, 2003
Agustín Arrelano Rodríguez	Chief International Affairs Officer	August 15, 2013
Alejandro Pantoja López	Chief Infrastructure and Compliance Officer	August 15, 2013

(1)         Elected by ITA as holder of Series BB shares, with Federico Chávez Peón Mijares as Alternate.  Fernando Chico Pardo is the direct or indirect owner of 50.0% of the shares of ITA and 37,746,297 Series B shares (12.6% of our outstanding shares) as of April 15, 2016.

(*)         Owner of less than 1.0% of our outstanding shares as of April 15, 2016.

Adolfo Castro Rivas.  Mr. Castro was appointed as our Chief Executive Officer in June 2011. Mr. Castro has been our Director of Finance (Chief Financial Officer) since January 2000.  Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V.  Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. de C.V. and an auditor and consultant with Coopers & Lybrand.  Mr.  Castro is also member of the Board of Directors of Red de Carreteras de Occidente, S.A.B. de C.V.  He is 51 years old.

Carlos Trueba Coll.  Mr. Trueba has been the Director of Cancún International Airport since March 1, 2010.  Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004).  He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares.  He is 52 years old.

Héctor Navarrete Muñoz.  Mr. Navarrete is the Director of Regional Airports.  Previously, Mr. Navarrete was the Administrator of the Mérida International Airport, Director of the Board of Culture and Tourism of the state of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security.  He is 59 years old.

Claudio Góngora Morales.  Mr. Góngora has been General Counsel since April 25, 2001.  Previously, he was Legal Director of ASUR (from 1999).  Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compañia Exploradora del Istmo, S.A. de C.V.  He has been Deputy Legal Director of Comisión de Fomento Minero, as well as Chief Legal Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd.  He is 64 years old.

Manuel Gutiérrez Sola.  Mr. Gutiérrez has been our Chief Commercial Officer since August 7, 2003.  Previously, from October 31, 2002, Mr. Gutiérrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of ASUR’s commercial strategy.  Before that, he was our Concessions Manager since December 2000.  Prior to joining ASUR, Mr. Gutiérrez was Chief Operations Officer of G. Acción S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V.  He is 52 years old.

Agustín Arellano Rodríguez.  Mr. Arellano was appointed as our Chief International Affairs Officer in August, 2013. Mr. Arellano was previously the company’s Chief Infrastructure and Regulations Officer (from 2010). Prior to joining ASUR, Mr. Arellano held a series of positions within the Mexican Air Traffic Control Service, SENEAM, including those of Technical Director and General Director.  He has also been a member of the Boards of Directors of Aeropuertos y Servicios Auxiliares, the Mexican state-owned airport operator and Mexico City International Airport.  Mr. Arellano is currently seconded to our joint venture, Aerostar, where he is serving as Chief Executive Officer.  He is 59 years old.

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

Share Ownership of Directors and Senior Management

With the exceptions of Fernando Chico Pardo (see “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders”), José Antonio Pérez Anton, Aurelio Pérez Alonso and Carlos Trueba Coll, directors and senior management do not own shares of ASUR.  There are no compensation arrangements under which employees may acquire capital stock of ASUR.

Compensation of Directors and Senior Management

Members of our Board of Directors and the Board of Directors committees received Ps.6.0 million in aggregate compensation for the year ended December 31, 2015.  We paid an aggregate amount of approximately Ps.34.7 million in 2015 for the services of our executive officers.

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

Employees

The following table sets forth the number of employees in various positions as of the end of 2013, 2014 and 2015.

	As of December 31,
	2013	2014	2015
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	130	141	136
Cancún Airport	208	224	227
Cozumel Airport	25	26	27
Huatulco Airport	21	20	20
Mérida Airport	52	51	52
Minatitlán Airport	19	19	20
Oaxaca Airport	23	22	23
Tapachula Airport	23	24	25
Veracruz Airport	32	33	34
Villahermosa Airport	29	29	30
Total Administrative Employees	562	589	594
Unionized Employees(2)
Cancún Airport	122	127	127
Cozumel Airport	36	35	36
Huatulco Airport	20	20	20
Mérida Airport	45	45	45
Minatitlán Airport	16	16	16
Oaxaca Airport	22	22	22
Tapachula Airport	24	24	24
Veracruz Airport	27	27	28
Villahermosa Airport	29	29	28
Total Union Employees	341	345	346

(1)         In April 2008, we transferred all of the non-unionized administrative employees employed by our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary.

(2)         In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V., a wholly-owned subsidiary.

As of December 31, 2013, 2014 and 2015, we had 903, 934 and 940 employees, respectively.

In addition, services relating to commercial operations and certain airport operations are provided by third parties, using their own personnel.  As of December 31, 2015 there were approximately 182 employees providing such services.  A significant portion of the services rendered in our airports is provided by personnel employed by third parties.

36.8% of our employees on December 31, 2015 were members of labor unions.

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

Item 7.                                                         Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Purchase and subsequent sale of 49.0% of ITA by Fernando Chico Pardo

On October 13, 2010, Fernando Chico Pardo consummated his acquisition of the 49.0% stake in ITA previously held by Copenhagen Airports and Copenhagen Airports transferred its shares to Mr. Chico Pardo.  On November 7, 2011, Fernando Chico Pardo signed an agreement to sell 37,746,290 of his Series B shares and an entity that owns and controls 49.0% of the shares of ITA, Corporativo Galajafe, to Grupo ADO.  These transactions were consummated on January 4, 2012.  On November 11, 2013, Corporativo Galajafe merged into Remer Soluciones, the total capital stock of which is 99% owned by Grupo ADO.  On April 27, 2015, Remer Soluciones exercised its option to acquire an additional 1.0% interest in the outstanding shares of ITA for a purchase price of U.S.$4.6 million, bringing its ownership in ITA shares to 50.0%.  As such, Mr. Chico Pardo is currently the direct or indirect owner of 50.0% of the shares of ITA and 37,746,297 Series B shares and Remer Soluciones is currently the direct owner of 50.0% of the shares of ITA.  ITA is our strategic partner and the holder of our Series BB shares, which have special voting and management rights.  See “Item 10.  Additional Information—Our Capital Stock” for more information on the Series BB shares.

Capital Stock Structure

The following table sets forth the current ownership of outstanding shares as of April 15, 2016, to the extent of our knowledge.

	Number of Shares		Percentage of total share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
Agrupación Aeroportuaria Internacional III, S.A. de C.V.(1)(2)(4)	16,378,297	—	5.46%	—
ITA, through Bancomext (1)(2)(3)(4)(7)	—	22,950,000	—	7.65%
Servicios Estrategia Patrimonial, S.A. de C.V.(1)(2)(3)(4)(5)	21,368,000	—	7.12%	—
Aberdeen Asset Management(1)(6)	59,868,290	—	19.96%	—
Remer Soluciones, S.A. de C.V.(7)	36,918,290	—	12.31%	—
Other Public(1)	142,517,123	—	47.51%	—

(1)      Pursuant to the Share Registry Book of ASUR, the shareholders that formally appear registered as such are (a) Indeval, as depositary of 255,000,000 Series B shares, (b) Bancomext, as holder of 22,050,000 Series B shares, and (c) Bancomext, as holder of 22,950,000 Series BB shares.

(2)      Our Chairman of the Board of Directors Fernando Chico Pardo owns, directly or indirectly, (a) 50.0% of ITA, (b) 100.0% of Servicios de Estrategia Patrimonial, S.A. de C.V. (formerly known as, Agrupación Aeroportuaria Internacional, S.A. de C.V.), and (c) 100.0% of Agrupación Aeroportuaria Internacional III, S.A. de C.V (the successor in interest to Agrupación Aeroportuaria Internacional II, S.A. de C.V).

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

(6)      Composed of 5,784,138 ADSs.

(7)      Grupo ADO, S.A. de C.V. indirectly owns 50.0% of ITA and directly owns 99.0% of Remer Soluciones, which owns 36,918,290 of our

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

The term of the trust will be extended for an additional 15 years if, at the end of the initial 15-year term, ITA holds shares representing more than 10.0% of our capital stock.  ITA may terminate the trust before the second 15-year term begins if: (i) ITA holds less than 10.0% of our capital stock at the end of the initial term; and (ii) the technical services agreement has been terminated.  ITA is required to deposit in the trust any additional shares of our capital stock that it acquires.

RELATED PARTY TRANSACTIONS

General

As of December 31, 2013, 2014 and 2015, the accounts pending payment with related parties are as follows:

	At December 31,
	2013	2014	2015
	(millions of pesos)
Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.(2)	40.3	48.1	36.3
Lava Tap de Chiapas, S. A. de C. V.(1)	0.7	0.5	0.5
Autobuses de Oriente, S.A. de C.V(2)	—	0.2	—
Total Accounts Payable	41.0	48.8	36.8

(1)         Affiliate of key management personnel

(2)         Shareholder

During the years ending December 31, 2013, 2014 and 2015, the following transactions with related parties were carried out:

	Year Ended December 31,
	2013		2014		2015
	(millions of pesos)
Commercial revenues	Ps.	9.0	Ps.	9.5	Ps.	14.0
Technical assistance	(173.3)		(190.4)		(239.2)
Administrative services	—		(1.4)		—
Leases	(3.7)		(3.4)		(4.1)
Cleaning services	(7.9)		(4.3)		(9.1)
Investment (transport equipment)	—		—		—
Others	—		—		(0.9)

On February 22, 2013, our Cancún airport subsidiary made a subordinated shareholder loan to Aerostar in a principal amount of U.S.$100.0 million to fund a portion of the leasehold fee Aerostar had to pay under the Lease to operate the LMM Airport.  The loan bears interest equal to three month LIBOR plus 2.10%.  Aerostar must make interest payments every six months, provided that Aerostar’s senior indebtedness instruments permit it to make such payments and Aerostar has sufficient working capital.  This facility has no fixed maturity date.

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

Pursuant to the Technical Assistance Agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us.  Although Copenhagen Airports ceased to be a shareholder in October 2010, and after the consummation of the sale of a company that owns 49.0% of ITA to Grupo ADO, the Technical Assistance Agreement continues in force and will remain in force.  The Technical Assistance Agreement entitles ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our Board of Directors.  The agreement also grants us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement.  The agreement had an initial 15-year term which expired in 2013, and was automatically renewed for a successive five-year term on the same conditions on  December 18, 2013.  We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement).  The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process.  This process is described in “Item 6.  Directors, Senior Management and Employees—Committees.”  In 2013, 2014 and 2015, we recognized expenses of U.S.$13.2 million, U.S.$12.9 million and U.S.$10.4 million, respectively, pursuant to the technical assistance agreement plus additional expenses owed to ITA of approximately U.S.$0.010 million, U.S.$ 0.073 million and U.S.$0.050 million, respectively.

Arrangements with Entities Controlled by Fernando Chico Pardo

We rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.

Compensation to Directors and Officers

In 2013, we provided Ps.39.1 million in compensation to key management personnel and Ps.4.9 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2014, we provided Ps.26.0 million in compensation to key management personnel and Ps.8.2 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2015, we provided Ps.34.7 million in compensation to key management personnel and Ps.6.0 million in compensation to the Board of Directors and the committees of the Board of Directors.

Item 8.                                                         Financial Information

See “Item 18.  Financial Statements” beginning on page F-1.

Legal Proceedings

We are involved in legal proceedings from time to time that are incidental to the normal conduct of our business.

We are currently involved in a legal proceeding in connection with the cargo facilities at our Mérida Airport, as described in more detail in “Item 4. Information on the Company—Business Overview—Our Airports—Mérida International Airport.”

At present, two labor-law claims have been filed against us mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects. We are currently pursuing judicial remedies and no ruling has been handed down at the date of this report. The total amount of these claims is approximately Ps.116.0 million.  As of December 31, 2015, we have not established a provision for this item.

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

The Mexican Department of Civil Aviation (“DGAC”) has filed 12 administrative lawsuits against us based on a series of audits carried out from 2004 to 2006. We have begun counter-proceedings because we believe that these lawsuits are invalid due to the inappropriateness of the procedures followed by the DGAC.  In the case of Cozumel Airport, the authorities have declared that the verification procedure has expired. Since these lawsuits make no reference to the number of observations that have not been resolved or to the possible penalties that might be applied, it is not possible to estimate the potential consolidated financial effect.

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

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends is determined under IFRS.  The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., is Ps.747.1 million (which includes the required allocation corresponding to year 2014 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Currently, dividends paid to non-resident holders with respect to our Series B shares and ADSs are subject to Mexican withholding tax at the rate of 10.0% on the gross amount of the dividend distributed.  Dividends paid against the net tax profits accrued on or before December 31, 2013, are not subject to Mexican withholding tax.  Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor of 1.4286 thereafter.  Corporate tax rates of 30.0% in 2013, 2014 and 2015 are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2015, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years.  Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2015, we had Ps.6,382.0 million of distributable earnings, Ps.4,402.0 million of which were not subject to corporate income tax.

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

At the general stockholders’ meeting on April 23, 2015, our stockholders approved an increase in the legal reserve of the Company by Ps.128.7 million from the accumulated net profits for the year ended December 31, 2014.  In that same meeting, our stockholders also approved the payment of an ordinary cash dividend from accumulated retained earnings in the amount of Ps.1.53 billion or Ps.5.10 per share for each outstanding Series B or BB share.  This dividend was payable as of May 4, 2015.  Our stockholders also approved the amount of Ps.914.5 million from the accumulated net profits for the year ended December 31, 2014 as the maximum amount that may be used by the Company to repurchase its own shares during the 2015 fiscal year.

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

The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars over the five most recent financial years is as follows:

	U.S.$ per ADR (1)		Pesos per Series B Share
Years ended December 31,	Low	High	Low	High

2011	49.72	60.11	63.31	78.00

2012	57.03	115.66	77.83	147.74

2013	99.96	141.50	133.76	173.96

2014
First Quarter	107.00	122.70	142.48	163.24
Second Quarter	120.27	131.98	156.16	171.73
Third Quarter	123.36	135.56	161.37	178.38
Fourth Quarter	120.59	136.35	163.12	199.43

2015
First Quarter	126.03	139.93	186.63	210.44
Second Quarter	139.33	153.52	208.90	233.72
Third Quarter	137.77	157.74	222.01	262.32
Fourth Quarter	139.14	165.82	242.07	272.99

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
October 2015	152.85	165.82	255.82	272.99
November 2015	151.02	160.62	251.01	268.61
December 2015	139.14	152.08	242.07	252.31
January 2016	121.43	137.41	223.32	305.00
February 2016	128.01	141.02	239.50	258.00
March 2016	138.75	150.71	246.83	260.95

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

As of December 31, 2015, 136 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2015, the 10 most actively traded equity issues (excluding banks) represented 67.4% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in Mexico.

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

Authority of the Board of Directors

The powers of the board include, without limitation, the power:

•                  to participate in our strategic planning decisions;

•                  to authorize changes in our policies regarding financial structure, products, market development and organization;

•                  to oversee compliance with general corporate practices, our bylaws and the minority rights set forth thereunder;

•                  to call for stockholders’ meetings and act on their resolutions;

•                  to create special committees and grant them the powers and authority it sees fit, provided that said committees will not be vested with the authorities which by law or under our bylaws are expressly reserved for the stockholders or the Board of Directors;

•                  to determine how to vote the shares held by us in our subsidiaries;

•                  to appoint our chief executive officer from among the candidates proposed by the members of the Board of Directors appointed by the Series BB shareholders, and to appoint those officers other than those designated by the Series BB directors or the Operating Committee; and

•                  to approve, upon proposal by the Operating Committee: (i) our annual budget and that of our subsidiaries; and (ii) the master development plan and any amendments thereto for each of the airports to be submitted to the Ministry of Communications and Transportation.

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

Resolutions at board meetings with respect to any of the issues listed below will be valid only if approved by the members of the Board of Directors elected by the holders of the Series BB shares:

•                  approval of our financial statements and those of our subsidiaries and their submission to the stockholders’ meeting;

•                  approval of the five-year master development plans for each of the airports operated by our subsidiaries;

•                  annual approval of the business plan and the investment budget;

•                  approval of capital investments not considered in the approved annual budget for each fiscal year;

•                  approval of any sale of assets having, individually or jointly, a value exceeding the lower of (i) U.S.$5.0 million, or (ii) 5.0% of the consolidated assets of the Company, but which does not exceed 20.0% of the consolidated assets of the Company;

•                  incurrence of any indebtedness, whether by means of direct loans or financial leases, in an amount greater than the lower of (i) U.S.$5.0 million, or (ii) 5.0% of the consolidated assets of the Company, but which does not exceed 20.0% of the consolidated assets of the Company;

•                  determine the manner in which the company shall vote its shares at the shareholders meeting of its subsidiaries, taking into consideration the proposal of the Operating Committee;

•                  proposal to increase our capital or that of our subsidiaries;

•                  approval of any sale of shares of the capital stock of our subsidiaries;

•                  approval of any purchase or sale of shares or interests in any company, except for: (a) the acquisition of shares and/or securities issued by investment companies, and (b) the acquisition of securities through investment companies (mutual funds);

•                  approval or amendment of our management structure;

•                  creation of new committees, delegation of powers to the same and changes to the powers of any existing committee;

•                  approval of our dividend policy and the application of the Company’s profits and its submission to the stockholders’ meeting; and

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 15, 2016:

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

Notwithstanding the foregoing, resolutions at extraordinary meetings of stockholders called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75.0% of our capital:

•                  any amendment to our bylaws which:  (i) changes or eliminates the authorities of our committees or (ii) changes or eliminates the rights of minority stockholders;

•                  any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom;

•                  a merger by us with an entity the business of which is not related to the business of us or our subsidiaries; and

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

Right of Withdrawal

Any stockholder having voted against a resolution validly adopted at a meeting of our stockholders with respect to (i) a change in our corporate purpose or nationality, (ii) a change of corporate form, (iii) a merger involving us in which we are not the surviving entity or the dilution of its capital stock by more than 10.0%, or (iv) a spin-off, may request redemption of its shares, provided that the relevant request is filed with us within 15 days following the holding of the relevant stockholders’ meeting. The redemption of the stockholders’ shares will be effected at the lower of (a) 95.0% of the average trading price determined on the closing prices of our shares over the last thirty days on which trading in our shares took place prior to the date on which the relevant resolution becomes effective, during a period not longer than six months (provided that in the event the number of days on which shares have been traded in the six month period is less than thirty, all days on which the shares were traded shall be taken into consideration in such determination), or (b) the book value of the shares in accordance with our most recent audited financial statements approved by our stockholders’ meeting. Pursuant to the Mexican Securities Market Law and our bylaws, our stockholders have waived the right to redeem their variable capital contributions as provided in the Mexican Ley General de Sociedades Mercantiles (General Law of Business Corporations).

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

Transfer and Conversion of Series BB Shares

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

•                  If our board approves the terms and conditions of an offer, the offeror must complete the other acts that are necessary for the purpose of carrying out the offer.  That includes, among other things, obtaining the authorization of the Ministry of Communications and Transportation, as well as providing the notifications required by applicable law.

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

The stockholders will have a preferential right to subscribe shares in the event of a capital increase, in proportion to the number of shares held by each at the time the increase is approved pursuant to the provisions of Article 132 of the General Law of Business Corporations, as established hereinafter, unless the subscription offer is made under the provisions of Article 53 or Article 56 of the Mexican Securities Market Law, or in the case of an issuance of shares kept in the Treasury for conversion of debentures in terms of Article 210 of the Mexican Ley General de Títulos y Operaciones de Crédito (General Law of Negotiable Instruments and Credit Transactions).

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

The Mexican Securities Market Law expressly sets forth the concept of “duty of loyalty” for the members of the Board of Directors, that is, that they must maintain confidentiality, avoid conflicts of interest and not favor their own interest or the interests of certain groups.  From a practical point of view, the members of the Board of Directors must abstain from voting on issues in which they have a conflict of interest, follow guidelines for the approval of transactions with related parties, refrain from using or taking advantage of the assets of the company or its subsidiaries and refrain from using privileged information and from taking advantage of business opportunities.  A lack of loyalty may result in criminal penalties of up to 12 years of imprisonment.

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

Information to Stockholders

The Mexican Securities Market Law establishes that our Board of Directors must present the following reports at the annual stockholders’ meeting:

•                  the report prepared by the Audit and Corporate Practices Committee;

•                  the report prepared by our Chief Executive Officer pursuant to the Mexican General Law on Business Corporations which includes (i) a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects, (ii) a statement of the financial condition of the company at the end of the fiscal year, (iii) a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year, and (iv) notes which are required to complete or clarify the above mentioned information;

•                  the Board’s opinion on the report prepared by our Chief Executive Officer as set forth above; and

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

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes.  A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit for any Mexican withholding tax imposed with respect to the Series B shares or ADSs.  Additionally, a U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead be eligible to claim a deduction for U.S. federal income tax purposes in respect of such withheld tax, but only for a year in which such holder elects to do so for all creditable foreign income taxes.  The rules governing the foreign tax credit are complex and U.S. holders are urged to consult their own tax advisors in this regard.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the Series B shares or ADSs will be subject tax at a reduced rate if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) (A) the Series B shares or ADSs are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2015 taxable year.   Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2016 taxable year, although there can be no assurance in this regard.

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

U.S. Federal Income Tax Considerations

Upon the sale or other disposition of the Series B shares or ADSs, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the Series B shares or ADSs.  Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Series B shares or ADSs have been held for more than one year.  Long-term capital gain recognized by a U.S. holder who is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain.  The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

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

U.S. Information Reporting and Backup Withholding Requirements

In general, information reporting requirements will apply to payments by a paying agent within the United States to a non-exempt U.S. holder of dividends in respect of the Series B shares or ADSs or the proceeds received on the sale or other disposition of the Series B shares or ADSs, and backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent on a properly completed Internal Revenue Service Form W-9 or otherwise comply with the applicable requirements of the backup withholding rules.  Amounts withheld as backup withholding will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the peso relative to the U.S. dollar.  Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month.  In 2013, 2014 and 2015, 28.2%, 28.3% and 21.3%, respectively, of our consolidated revenues were derived from passenger charges for international passengers.  In addition, a substantial portion of our contracts with providers of commercial services are denominated in U.S. dollars.  In 2013, 2014 and 2015, 39.9%, 38.6% and 21.1%, respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars.  Substantially all of our other revenues are denominated in pesos.  Substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment).  Based on a 5.0% depreciation of the peso compared to the U.S. dollar as of December 31, 2015, we estimate that our revenues for the year ended December 31, 2015 would have increased by Ps.94.7 million.

As of December 31, 2013, 2014 and 2015, 12.7%, 3.9% and 14.9%, respectively, of our cash and cash equivalents were denominated in dollars.  Based on a 5.0% depreciation of the peso compared to the U.S. dollar as of December 31, 2015, we estimate that the value of our cash and cash equivalents as of December 31, 2015 would have increased by Ps.15.5 million.

99.3% and 100% of our foreign currency indebtedness at December 31, 2013 and 2014, respectively, was denominated in U.S. dollars.  100% of our indebtedness at December 31, 2015 was denominated in U.S. dollars.  An increase in the value of the peso relative to the dollar will decrease the cost in pesos of servicing our U.S. dollar denominated indebtedness.  Based on a 5.0% depreciation of the peso compared to the U.S. dollar as of December 31, 2015, we estimate that our long term debt as of December 31, 2015 would have increased by Ps.185.0 million.

As of December 31, 2013, 2014 and 2015, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

We depend upon bank credit facilities to partially finance our operations.  These transactions expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in the relevant base rates (the banks charge interest based on LIBOR plus a margin ranging from 1.75 to 1.85 basis points) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  All of our interest rate swap agreements expired in 2012.  For more information regarding our economic hedging transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Based on a 1.0% increase in LIBOR, we estimate that the cost of our debt service for the year ended December 31, 2015 would have increased by Ps.89.5 million in 2015.

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

American Depositary Shares

The Bank of New York, as depositary, registers and delivers ADSs. Each ADS represents 10 Series B shares (or a right to receive 10 Series B shares).  Each ADS will also represent any other securities, cash or other property which may be held by the depositary.

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

Fees payable by the depositary

From January 1, 2015 through December 31, 2015, the depositary reimbursed or otherwise paid us approximately U.S.$40.0 thousand in compensation in connection with the ADS program.  Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), and legal fees.

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

Item 14.                                                  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                                                  Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2015.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2015 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  We conducted an assessment of the effectiveness as of December 31, 2015 of our internal controls over financial reporting using the criteria set for in the “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, as stated in the report included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.                                         Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	(thousands of pesos)
	2013		2014		2015
Audit fees	12,814		13,367		15,575
Audit-related fees	—		—		—
Total fees	Ps.	12,814	Ps.	13,367	Ps.	15,575

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

2014	(a) Total number of shares purchased(1)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2014 Total			—	—

2015	(a) Total number of shares purchased(1)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31			—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2015 Total	—	—	—	—

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

The definition of independence applicable to us pursuant to the Mexican Securities Market Law differs in certain respects from the

NYSE Standards	Our Corporate Governance Practice
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

The principal characteristics of our Audit and Corporate Practices Committee are as follows:

•             Our Audit and Corporate Practices Committee is composed of three members, all of whom are members of our Board of Directors.

•             All of the members of our Audit and Corporate Practices Committee and the committee’s Chairman are independent.

•             The Chairman of the Audit and Corporate Practices Committee is appointed and/or removed exclusively by the general shareholders’ meeting.

•             Our Audit and Corporate Practices Committee operates pursuant to provisions in the Mexican Securities Market Law and our bylaws.

•             Our Audit and Corporate Practices Committee submits an annual report regarding its activities to our Board of Directors and presents that report at the annual stockholders’ meeting.

The duties of our Audit and Corporate Practices Committee include, among others, the following:

•             overseeing of our internal auditing and controls systems,

•             appointing, removing and supervising our external auditor,

•             ensuring compliance with our bylaws by

NYSE Standards	Our Corporate Governance Practice

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

The duties of our Audit and Corporate Practices Committee with regard to corporate practices are, among others, the following:

•             evaluating the performance of relevant officers, reviewing related-party transactions, and determining the total compensation package of the chief executive officer.

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

The duties of our Nomination and Compensation Committee include, among others, the following:

•             proposing individuals to serve as directors at the shareholders meeting,

•             proposing individuals to serve as officers to the Board of Directors,

•             proposing compensation for directors and

NYSE Standards	Our Corporate Governance Practice

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

2.2	Reserved.

2.3

First Amended and Restated Credit and Guaranty Agreement, dated as of July 17, 2015, among Aeropuerto de Cancún, S.A. de C.V., Grupo Aeroportuario del Sureste, S.A.B. de C.V., the several Lenders from time to time party thereto and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as administrative agent for the Lenders.

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

Dated: April 15, 2016

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

December 31, 2013, 2014 and 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Grupo Aeroportuario del Sureste, S. A. B. de C. V., and its subsidiaries

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries (the Company) at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management (Management) is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing on the 2015 Annual Report to Shareholders.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers, S. C.

Mexico City, Mexico

April 15, 2016

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Financial Position

December 31, 2014 and 2015

Thousands of Mexican pesos

	2014		2015
Assets

CURRENT ASSETS:
Cash and cash equivalents (Note 6)	Ps	2,855,362	Ps	2,084,160
Accounts receivable - Net (Note 7)	449,808		419,615
Recoverable taxes (Note 17)	514,056		244,480
Inventory	18,658		22,557
Other assets	66,032		214,717

Total current assets	3,903,916		2,985,529

NON-CURRENT ASSETS:
Land, furniture and equipment - Net (Note 8)	322,613		321,913
Intangible assets, airport concessions - Net (Note 9)	16,509,356		19,022,311
Account receivable from joint venture (Notes 7 and 10)	1,567,608		1,851,423
Investments in joint venture accounted for by the equity method (Note 10)	1,621,028		1,944,708

Total assets	Ps	23,924,521	Ps	26,125,884

Liabilities and Stockholders’ Equity

CURRENT LIABILITIES:
Bank loans (Note 12)	Ps	29,945	Ps	39,893
Income taxes payable	43,083		39,757
Accounts payable and accrued expenses (Note 11)	328,615		427,045

Total current liabilities	401,643		506,695

NON-CURRENT LIABILITIES:
Bank loans (Note 12)	3,157,357		3,678,128
Deferred income tax (Note 17)	1,606,245		1,523,722
Employee benefits	8,180		9,288

Total liabilities	5,173,425		5,717,833

STOCKHOLDERS’ EQUITY (Note 13):
Capital stock	7,767,276		7,767,276
Capital reserves	3,200,710		4,427,513
Other comprehensive income	220,029		492,786
Retained earnings	7,563,081		7,720,476

Controlling interest	18,751,096		20,408,051

Total stockholders’ equity	18,751,096		20,408,051

Total liabilities and stockholders’ equity	Ps	23,924,521	Ps	26,125,884

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Comprehensive Income - by Expense Function

For the periods ended on December 31, 2013, 2014 and 2015

Thousands of Mexican pesos, except per share

Continuing operations	2013		2014		2015

REVENUE (Notes 3.17 and 14):
Aeronautical services	Ps	3,076,737	Ps	3,319,672	Ps	3,921,949
Non-aeronautical services	1,782,753		1,979,717		2,491,941
Construction services	586,596		579,774		2,580,707

Total revenue	5,446,086		5,879,163		8,994,597

OPERATING COSTS AND EXPENSES (Note 15):
Cost of aeronautical and non-aeronautical services	1,809,821		1,968,225		2,144,003
Cost of construction	586,596		579,774		2,580,707
Administrative expenses	178,560		170,231		196,990

Total costs and operating expenses	2,574,977		2,718,230		4,921,700

Operating profit	2,871,109		3,160,933		4,072,897

Interest income	136,043		121,369		155,718
Interest expense	(76,291)		(81,814)		(97,017)
Exchange gain	150,239		205,798		379,741
Exchange loss	(191,350)		(360,330)		(548,405)

	18,641		(114,977)		(109,963)

Other comprehensive (loss) income of joint venture accounted by the equity method (Note 10)	(143,452)		36,448		50,923

Net income before income taxes	2,746,298		3,082,404		4,013,857

Income taxes (Note 17)
Asset tax	11,462		6,753		5,259
Income tax	834,202		791,928		1,094,863
Flat tax	(396,239)		—		—

Net income for the year	Ps	2,296,873	Ps	2,283,723	Ps	2,913,735
Net income for the year attributable to:
Controlling interest	Ps	2,296,873	Ps	2,283,723	Ps	2,913,735

Other comprehensive income:
Items that will not be reclassified to income for the period:
Remeasurement of labor obligations	(59)		(465)		463
Items that might be reclassified to income for the period:
(Loss) income from other comprehensive income of joint venture accounted for by the equity method	36,407		183,622		272,757

Total comprehensive income for the year	Ps	2,333,221	Ps	2,466,880	Ps	3,186,955

Comprehensive income for the year attributable to:
Controlling interest	Ps	2,333,221	Ps	2,466,880	Ps	3,186,955

Total comprehensive income for the year	Ps	2,333,221	Ps	2,466,880	Ps	3,186,955

Basic and diluted earnings per share expressed in Mexican Pesos (Note 3.18)	Ps	7.66	Ps	7.61	Ps	9.71

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

December 31, 2013, 2014 and 2015

Thousands of Mexican pesos

			Capital reserves
					Reserve for		Effect
					repurchase		of foreign				Total
	Capital		Legal		of		currency		Retained		stockholders’
	stock		reserve		shares		conversion		earnings		equity
Balance at January 31, 2012	Ps	7,767,276	Ps	412,878	Ps	1,856,422	Ps	—	Ps	6,434,419	Ps	16,470,995

Comprehensive income:
Net profit for the year	—		—		—		—		2,296,873		2,296,873
Effect of foreign currency conversion of joint venture	—		—		—		36,407				36,407
Remeasurement of labor obligation	—		—		—		—		(59)		(59)

Total comprehensive income	—		—		—		36,407		2,296,814		2,333,221

Transfer to legal reserve	—		104,626		—		—		(104,626)		—
Transfers to repurchase of shares	—		—		95,779		—		(95,779)		—
Transactions with shareholders:
Dividends paid on April 25, 2013 (Ps4.00 per share) (Note 13)	—		—		—		—		(1,200,000)		(1,200,000)
Dividends paid on December 19, 2013 (Ps4.40 per share) (Note 13)	—		—		—		—		(1,320,000)		(1,320,000)

Balance at December 31, 2013	7,767,276		517,504		1,952,201		36,407		6,010,828		16,284,216

Comprehensive income:
Net profit for the year	—		—		—		—		2,283,723		2,283,723
Effect of foreign currency conversion of joint venture	—		—		—		183,622		—		183,622
Remeasurement of labor obligation	—		—		—		—		(465)		(465)

Total comprehensive income	—		—		—		183,622		2,283,258		2,466,880

Transfer to legal reserve	—		100,914		—		—		(100,914)		—
Transfers to repurchase of shares	—		—		630,091		—		(630,091)		—

Balance at December 31, 2014	7,767,276		618,418		2,582,292		220,029		7,563,081		18,751,096

Comprehensive income:
Net profit for the year	—		—		—		—		2,913,735		2,913,735
Effect of foreign currency conversion of joint venture	—		—		—		272,757		—		272,757
Remeasurement of labor obligation	—		—		—		—		463		463

Total comprehensive income	—		—		—		272,757		2,914,198		3,186,955

Transfer to legal reserve	—		128,659		—		—		(128,659)		—

Transfers to repurchase of shares	—		—		1,098,144		—		(1,098,144)		—

Dividends paid on April 23, 2015 (Ps5.10 per share) (Note 13)	—		—		—		—		(1,530,000)		(1,530,000)

Balance at December 31, 2015	Ps	7,767,276	Ps	747,077	Ps	3,680,436	Ps	492,786	Ps	7,720,476	Ps	20,408,051

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

For the periods ended on December 31, 2013, 2014 and 2015

Thousands of Mexican pesos

	2013		2014		2015

Operating activities

Income before income taxes	Ps	2,746,298	Ps	3,082,404	Ps	4,013,857

Adjustments for:
Depreciation and amortization (Notes 8 and 9)	418,273		454,265		468,996
Interest income	(136,043)		(121,369)		(155,718)
Interest expense	79,100		85,617		101,551
Other comprehensive loss (income) from results of joint venture accounted by the equity method (Note 10)	143,452		(36,448)		(50,923)
Exchange loss	208,962		354,495		536,374
Exchange gain	(150,239)		(187,430)		(252,991)

Working capital variations:
Accounts receivable (Note 7)	(24,409)		17,602		30,194
Recoverable taxes and other current assets	42,974		371,839		316,609
Trade accounts payable and other liabilities (Note 11)	(172,142)		17,604		11,802

	3,156,226		4,038,579		5,019,751

Income taxes paid (Note 17)	(781,644)		(1,042,430)		(1,366,174)
Income tax paid (dividends)	3,694		(287,148)		—

Net cash flows generated from operating activities	2,378,276		2,709,001		3,653,577

Investing activities

Improvements to assets under concession and acquisition of furniture and equipment	(615,853)		(1,156,314)		(2,906,567)
Investment in joint venture	(1,508,002)		—		—
Loans made to joint venture	(3,483,437)		—		—
Loans paid by the joint venture	2,163,210		—		—
Interest received	136,043		121,369		90,013

Net cash flows used in investing activities	(3,308,039)		(1,034,945)		(2,816,554)

Financing activities

Bank loans received	4,790,389		—		—
Bank loans paid	(2,271,438)		(16,668)		—
Interest paid (Note 12)	(76,291)		(81,814)		(97,017)
Dividends paid (Note 13)	(2,520,000)		—		(1,530,000)

Net cash flows used in financing activities	(77,340)		(98,482)		(1,627,017)

(Decrease) increase in cash and cash equivalents	(1,007,103)		1,575,574		(789,994)

Cash and cash equivalents at the beginning of the year	2,265,427		1,259,562		2,855,362
Exchange gains on cash and cash equivalents	1,238		20,226		18,792

Cash and cash equivalents at the end of the year	Ps	1,259,562	Ps	2,855,362	Ps	2,084,160

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Figures expressed in Thousands of Mexican pesos (Ps),

except for number of shares, earnings per share and exchange rates

Note 1 - Overview:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. (ASUR) is a Mexican company that was incorporated in April 1998 as a wholly-owned entity of the federal public government to administrate, operate, maintain and exploit nine airports in the Southeast of Mexico.  The nine airports are located in the following cities: Cancun, Cozumel, Merida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlan.  ASUR and its subsidiaries are collectively referred to as the “Company”, “ASUR” or the “Group”.  The Corporate Headquarters of the Company are located in Bosque de Alisos 47-A, piso 4, Col. Bosques de las Lomas, Mexico City.

In June 1998, the Department of Communications and Transportation (SCT) granted ASUR’s subsidiaries the concessions to administrate, operate, exploit and develop the nine Southeast airports over a period of 50 years commencing on November 1, 1998.  The term of the concessions may be extended by the parties under certain circumstances.

Notwithstanding the Company’s rights to administrate, operate, exploit, develop and, if applicable, build the nine airports pursuant to the Mexican General Law of National Assets; all the land, furniture and permanent fixed assets located in the airports are the property of the Mexican federal government.  Upon expiration of the Company’s concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican federal government.

At December 31, 2014 and 2015, ASUR’s outstanding capital stock was held by the investing public (67.46%). Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) (7.65%), Servicios Estrategia Patrimonial, S. A. de C. V. (7.12%), Agrupación Aeroportuaria  Internacional III, S. A. de C. V. (5.46%) and Remer Soluciones, S. A. de C. V. (12.31%).  The shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

Relevant transactions

On February 27, 2013, the Puerto Rico Port Authority granted Aerostar Holding, LLC (Aerostar)  a long-term lease agreement for a 40-year concession to operate the Luis Muñoz Marín International Airport (LMM Airport) in Puerto Rico (SJU), under the United States FAA airport privatization pilot program. The terms of the agreement may be extended by the Puerto Rico Government.  As of that date, Aerostar began to operate SJU Airport. Additionally our subsidiary, Aeropuerto de Cancún, made an investment of Ps 1,508,002 (USD 118 million) in Aerostar that comprises 50% of Aerostar’s capital stock.  See Note 10.

Note 2 - Basis for preparation:

The accompanying consolidated financial statements at December 31, 2014 and 2015 have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), and the IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

Note 3 - Summary of the main accounting policies:

In the following section, we outline the main standards, interpretations, or changes to existing standards in effect for the first time in the period beginning on January 1, 2015:

3.1) New standards and amendments that have not been adopted

Following is a list of the new standards and amendments that have been issued by the IASB and applicable to financial periods beginning after July 1, 2015.  Management has evaluated the potential impact of these pronouncements and concluded that there will be no significant effects on the consolidated financial statements of the Group and is still in process of evaluating the new standards.

IFRS 9 “Financial Instruments”

IFRS 9 was the first standard published as part of a broader project to replace IAS 39.  IFRS 9 conserves but simplifies the mixed measurement model and establishes two main categories for measuring financial assets: amortized cost and fair value.  The classification basis depends on the entity’s business model and the contractual characteristics of the financial assets’ cash flows.

IFRS 9 was amended in July 2014, with further changes to the classification and measurement rules and also establishes a new pattern of impairment. These changes now make-up the new standard for financial instruments. The new impairment model is a model of expected credit losses and therefore it will result in an early recognition of credit losses.  This change will take effect starting on January 1, 2018 and its adoption will be in phases. Early adoption is permitted only for reportable periods beginning on or after February 1, 2015.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 was issued in May 2014, and modified in July 2014 with additions to the measurement and classification rules, as well as the enactment of a new impairment model.  The basic principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in the amount by which the entity expects to be exchanged those goods or services. The basic principle of this approach is reflected in a 5-step model: (1) identify the contract with a customer, (2) identify performance obligations in the contract, (3) determine the transaction price, (4) assign transaction price to performance obligations in the contract and (5) recognize revenue when the entity satisfies the performance obligation(s).  The application of this approach will depend on the facts and circumstances present in the contract and requires judgment. The standard should be applied in the financial statements under IFRS of the entity for annual periods beginning on or after January 1, 2018. Early adoption is permitted.  Management has evaluated that the applying of this IFRS 15 will not have impact on the financial statements given the nature and source of the revenue.

IFRS 16, “Leases”

The IASB issued in January 2016 a new standard for leases accounting. This standard will replace the currently effective IAS 17, which classifies the leases as financial and operational.  IAS 17 identifies the leases as “financial” when the risks and benefits of an asset have been transferred and as “operational” for all other leases.  IFRS 16 removes the financial and operational classification and requires the recognition of a liability that reflects future payments and an asset derived from the “right to use” for most leases.  The IASB has included exceptions in short-term leases and low-value assets.  These changes are applicable for a lessor’s accounting books while the guidelines for the leaseholder are similar to those currently in force.  The most relevant effect of the new requirements would be reflected in an increase of the assets and liabilities due to leasing, with an effect in the income statements in the depreciation and financing expenses lines derived from the assets and liabilities previously recognized as operational.  At the date of  the issuance of these financial statements issuance, the management has not quantified the impact of the new requirements.  This standard is effective from January 1, 2019. Early adoption is permitted if IFRS 15 is also adopted.

Standards and interpretations issued and are effective since January 1, 2015

Annual improvements to IFRS cycles 2010 - 2012 and 2011 - 2013:

There are no standards, interpretations or changes to existing standards in effect for the first time for the period beginning on January 1, 2015 that had a material impact on the Company’s financial statements. In December 2013, the IASB made the following changes  to  standards and interpretations, which changes have been issued and  effective since January 1, 2015:

•         IFRS 3 — Clarifies that the standard  excludes the accounting of the creation of any joint business in the financial statements of such joint business.

•         IFRS 8 - Requires disclosure of judgments made by a company’s management in the aggregation of its operating segments and clarifies that a reconciliation of assets by segment should be disclosed only when segment assets are being reported.

•         IFRS 13 - Confirms that short-term payables and receivables can still be measured at an invoice value, provided the discount effect is immaterial.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

•         IAS 16 and IAS 38 - Clarifies the treatment of gross book value and the accumulated depreciation when an entity measures its assets with revaluated figures.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

3.2) Consolidation

The Company’s consolidated subsidiaries, in which it holds shares at December 31, 2014 and 2015 are as follows. All subsidiaries are based in Mexico:

	Shareholding
	percentage (%)	Main activity

Aeropuerto de Cancún, S. A. de C. V. (*)	100.00%	Airport services
Aeropuerto de Cozumel, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Mérida, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Huatulco, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Oaxaca, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Veracruz, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Villahermosa, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Tapachula, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Minatitlán, S. A. de C. V.	100.00%	Airport services
Cancún Airport Services, S. A. de C. V.	100.00%	Airport services
RH Asur, S. A. de C. V.	100.00%	Administrative services
Servicios Aeroportuarios del Sureste, S. A. de C. V.	100.00%	Administrative services
Asur FBO, S. A. de C. V.	100.00%	Administrative services
Caribbean Logistics, S. A. de C. V.	100.00%	Cargo services
Cargo RF, S. A. de C. V.	100.00%	Cargo services

(*)         Aeropuerto de Cancún, S. A. de C. V. holds a 50% interest in Aerostar, which has been classified as a joint venture.  See Note 10.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances, revenues, and expenses due to transactions between the group companies were eliminated. Non-realized results were also eliminated.  The subsidiaries’ accounting policies are consistent with the policies adopted by the Group.

(b) Disposal of subsidiaries

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

(c) Investment in joint ventures is accounted for under the equity method

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

3.3) Translation of foreign currencies

Functional currency and reporting currency

Items included in the financial statements of each of the companies of the Group are measured in the currency of the primary economic environment in which the entity operates, i.e., its “functional currency”. The functional currency of ASUR is Mexican pesos which is also the reporting currency. As such, the consolidated financial statements are presented in (thousands of Mexican pesos), which is the Group’s reporting currency.

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

December 31, 2013, 2014 and 2015

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

3.4) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid investments with low risk of changes in value with original maturities of three months or less.  As of December 31, 2014 and 2015, cash and cash equivalents consisted primarily of peso and dollar denominated bank deposits and peso denominated investment bonds issued by the Mexican federal government.

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

i.               Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss, if it is classified as held for trading or is designated as such on initial recognition.  A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short term.  The assets in this category are valued at fair value and the respective changes are recognized in income.  Derivative financial instruments are also classified as held for trading, unless they are designated as hedges.  As of  December 31, 2014 and 2015, the Group does not have operations of this nature.

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

The book values of the financial instruments correspond in their entirety to the classification of the loans and accounts receivable.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

3.6) Leasing

3.6.1) As lessor

The leasing of terminal space made by the Company in its capacity as lessor at the terminals is documented by contracts with either fixed income or monthly fees based on the higher amount of a minimum monthly fee or a percentage of the lessee’s monthly revenue.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

3.7.1) Land

Land represents a territorial extension for which the Group has an obligation to construct 450 hotel rooms with the Fondo Nacional de Fomento al Turismo (FONATUR) in Huatulco which are recorded at cost and are not subject to depreciation.  See Note 19.

3.8) Intangible assets

3.8.1) Concessions

Rights to use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired from Cancun Air, Dicas and Aeropremier.

Amortization is computed using the straight-line method over the estimated useful life of the concessions, which is 33 years as of December 31, 2015.

3.8.2) Basic terms and conditions of the concessions

The basic terms and conditions of each concession are the following:

a)           The concession holder must undertake the construction, improvement and maintenance of the facilities in accordance with its Master Development Plan (MDP) and is required to update the plan every five years. See Note 19.

b)           The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable laws and regulations, and is subject to statutory oversight by the Ministry of Communications and Transportation (SCT for its initials in Spanish).

c)            The concession holder shall pay a right of use of the assets under concession (DUAC, for its initials in Spanish) (currently 5% of the gross income of the concession holder, resulting from the use of public assets in accordance with the terms of the concessions) as required by the applicable law. DUAC is presented in the consolidated statement of income under “Cost of aeronautical services”.  See Note 15.

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

g)            Revenues resulting from the concession are regulated and subject to a review process by the Department of Communications and Transportation (SCT).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

h)           The terms and conditions of the regulations governing the operations of the Company may be modified by the Ministry of Communications and Transportation.

The concessions are within the scope of IFRIC 12, “Service Concession Agreements” (IFRIC 12), and the respective assets may be classified as:

•      Financial assets: When the granting entity establishes an unconditional right to receive cash flows or other financial assets regardless of the use of public services by users.

•      Intangible assets: Only when the relevant contracts do not establish a contractual right to receive cash flows or other financial assets from the grantor, regardless of the use of public services by users. The airport concessions have been considered within the scope of IFRIC 12, and have been classified as an intangible asset as they meet the above requirements and they have not been recognized as financial assets.

3.8.3) Licenses and commercial direct operation (ODC, for its acronym in Spanish)

These items are recognized at their cost less the accrued amortization and any recognized impairment losses.  They are amortized on a straight line basis using their estimated useful life, determined based on the expected future economic benefits, and are subject to testing when indication of impairment is identified.

The estimated useful lives at December 31, 2015 are as follows:

Licenses	33 years
ODC	33 years

3.9) Impairment of long term non-financial assets

The long term non-financial assets subject to amortization or depreciation are subject to impairment tests when events or circumstances arise that indicate that their book value might not be recovered. Impairment losses correspond to the amounts where the book value of the asset exceeds their recoverable amount.  The recoverable amount of assets is the higher of the fair value of the asset less the costs incurred for its sale and value in use.  For impairment assessment purposes, assets are grouped at the lowest levels at which they generate identifiable cash flows.  Non-financial assets are assessed at every reporting date in order to identify potential reversals of such impairment.  At December 31, 2014 and 2015, Management has not identified events or circumstances that indicate that the book value might not be recovered.

3.10) Accounts payable

Accounts payable are liabilities with creditors for purchases of goods or services acquired during the regular course of the Group’s operations. When payment is due in a period of one year or less from the closing date, they are presented under current liabilities. If the foregoing is not complied with, they are presented under non-current liabilities.

Accounts payable are initially recognized at their fair value and are subsequently measured at amortized cost using the effective interest method.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

3.11) Bank loans

Loans from financial institutions are initially recognized at their fair value, net of transaction costs.  Those funds are subsequently recorded at their amortized cost; any difference between the funds received (net of transaction costs) and the redemption value is recognized in the statement of income during the funding period using the effective interest method.

3.11.1) Refinancing costs

When loan contracts are altered, management analyzes if the changes are substantial enough for the recognition of a new loan due to the invalidation of the old loan. If the changes aren´t substantial, the loan can be recorded as a renegotiation of the original loan. Depending on whether the loan should be cancelled and recognized as a new loan or classified as a renegotiation, the transaction costs have different treatments.

The costs incurred in commissions either from the start of an agreement or generated in the refinancing derived from the renegotiation of an indebtedness, are recorded in a prospective way in case the alternations to a loan contract are not deemed an extinction of the original document, but it is determined that they are changes only to the conditions for the agreed flows at the beginning of the negotiation.

3.12) Derecognition of financial liabilities

The Company derecognizes its financial liabilities if, and only if, the obligations of the Company are met, are cancelled or if they expire.

3.13) Liability provisions

Provisions are recognized as a consequence of a past event, when the Company has a present, legal or assumed obligation, whose settlement requires an outflow of resources that is considered probable and that can be estimated in a reliable manner.

The provisions for contractual obligations derived from the concession agreement required to cover runway surface replacement costs are measured at the present value of the expected expenses that are required to settle the liability, using a discount rate that reflects the current considerations of the value of money over time and the specific risks of the obligation.  The increase of the provision due to the passage of time is recognized as a financial cost.  At December 31, 2014 and 2015, there are no significant provisions related to this item.

By definition, the resulting accounting estimates are very seldom equal to their actual results.  These provisions are recorded utilizing the best estimate made by Management.

3.14) Deferred income tax (ISR), deferred flat tax (IETU) and tax on dividends

The expense for income taxes includes both the current tax and deferred taxes.  Tax is recognized in the statement of income, except when it relates to items recognized directly in other comprehensive income or in stockholders’ equity, in which case the tax is also recognized in other comprehensive income items or directly in stockholders’ equity, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Deferred income tax (ISR) (and deferred flat tax (IETU) recorded until December 31, 2013, as a result of the tax reform) were recorded based on the comprehensive method of liabilities, which consists of recognizing deferred taxes on all temporary differences between the book and tax values of assets and liabilities to be materialized in the future at the enacted or substantially enacted tax rates in effect at the consolidated financial statement date. See Note 17.

Deferred income tax assets are only recognized if future tax profits are expected to be incurred against the temporary differences that can be offset.

Deferred income tax assets and liabilities from the temporary differences arising from the investments in subsidiaries and joint businesses are recognized, except when ASUR controls the reversal period for such temporary differences and it is likely that the temporary differences will not be reverted in the near future.

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

Current income tax is made up of income tax, which is recorded under income for the year in which it is incurred.  The tax is based on taxable income.

In order to determine ISR, the income tax rate for 2014 and 2015 was 30%.

3.15) Employee benefits

a)           Benefits due to termination of the labor relationship for causes other than restructuring (seniority premiums or voluntary separation), are recorded based on actuarial studies performed by independent third parties based on IAS 19 “Employee Benefits” utilizing the projected unit credit method which incorporates certain assumptions.  The charges to profit and loss for the periods ended on December 31, 2013, 2014 and 2015 was Ps928, Ps1,054 and Ps1,133, respectively.

The gains and losses arising from adjustments for experience and changes in actuarial assumptions are charged or credited to equity under other comprehensive income in the period in which they arise.

The cost of past services is recognized immediately in profit and loss.

b)           Short term benefits (wages, overtime, holidays and paid leaves of absence) are recognized as expenses when services are provided.

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

December 31, 2013, 2014 and 2015

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

3.17.1) Aeronautical services

Revenue for aeronautical services consists of: a fare charged to the passenger for each departure (excluding diplomats, infants and passengers in transfer and in transit), a fare for landing based on the average between the maximum takeoff weight and the denominated zero fuel weight of the aircraft at the time of arrival, charges for parking aircrafts based on the amount of time that an aircraft spends on the ground and the arrival time and fares for the use of mechanical boarders that connect the aircraft with the terminal. The revenue is also based on the arrival and departure times and security service fees of the airport for each departing passenger. Revenue from aeronautical services is recognized when passengers board the departing aircrafts at the Company’s Airports, when they land at the Airports, and when services are provided.

3.17.2) Non-aeronautical services

Revenues resulting from non-aeronautical services mainly result from the lease of space at airport terminals, access fees charged to third parties that provide luggage and cargo handling services, food and other airport services and other sundry revenue, which are recognized as earned.

3.17.3) Construction services

The Company, as operator of nine airport concessions, is required to make improvements to the assets under concession, such as construction or enhancement services.  As a result of the foregoing, the Company recognizes revenue from construction services and expenses related to those services according to the percentage of completion method. The percentage of completion is measured by reference to the contract cost incurred up to the end of the reporting period. Since the Company hires third party vendors to provide construction services, the revenue related to those services is equal to the fair value of the services received.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

Note 14 discloses income using the classification established in the Airports Law and Regulations thereto.

3.18) Basic and diluted earnings per share

Basic earnings per share were computed by dividing income available to the stockholders by the weighted average number of shares outstanding in 2013, 2014 and 2015.  The number of shares outstanding for the periods from January 1 to December 31, 2013, 2014 and 2015 was 300 million.  The basic earnings share for the year ended as of December 31, 2013, 2014 and 2015 are expressed in pesos.  As of December 31, 2013, 2014 and 2015, there were no outstanding dilutive instruments.

3.19) Financial reporting by segments

The segment financial information is presented in a manner that is consistent with the internal reporting provided to the General Directors in charge of making operational decisions, allocating resources and assessing the performance of the operating segments.

The Company determines and evaluates the performance of its airports on an individual basis, after allocating personnel costs and other costs of services, which are incurred by an ASUR subsidiary which hires some of the Company’s employees.  The performance of these services is determined and assessed separately by Management. All the airports provide substantially the same services to their clients.  Note 20 includes the financial information related to the Company’s different segments, which includes the Cancun airport and subsidiaries (Cancun), the Villahermosa airport (Villahermosa), the Mérida airport (Mérida) and Servicios.  The financial information of the remaining six airports, of RH Asur, S. A. de C. V. and of the holding Company (including the investment of ASUR in its subsidiaries) has been grouped and is included in the “Others” column.  The elimination of the investment of ASUR in its subsidiaries is included in the “Consolidation Adjustments” column.

These segments are managed independently since the performance of Services is determined and assessed separately by Management.  Resources are assigned to the segments based on the significance of each one to the Company’s operations. Transactions among operating segments were set at the same prices and conditions as those that would have been used in comparable operations by third parties.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Note 4 - Financial risk management:

The Company is exposed to financial risks that result from changes in interest rates, foreign exchange rates, price risk, liquidity risk and credit risk.  The Company controls and maintains the treasury control functions related to transactions and global financial risks through practices approved by its Board of Directors.

This note contains information regarding the Company’s exposure to each of the aforementioned risks, and the objectives, policies and procedures to measure and manage risk.

The main risks to which the Company is exposed are:

4.1)   Market risk

4.1.1) Interest rate risk

4.1.2) Exchange rate risk

4.1.3) Price risk

4.2) Liquidity risk

4.3)   Credit risk - credit quality

4.1) Market risks

4.1.1) Interest rate risk

The Company has contracted bank loans to partially finance its operations.  These transactions expose the Company to interest risk, with the main exposure to the risk of variable interest rates resulting from changes in the market base rates (banks charge interest based on London Inter Bank Offered Rate (LIBOR) plus 1.99%) that are applied to the Company’s bank loans maturing in 2022.

As of the issuance of the financial statements in 2014 and 2015, the reference rate used by the Group, i.e., LIBOR, has remained stable.  If the LIBOR rate increases or decreases by 0.25 percentage points (5.89 in 2015), the effect on the statement of income would be an increase or decrease in income of approximately Ps10,016 (Ps3,797 in 2015). The risk is considered low based on the materiality of the possible effect.

4.1.2) Exchange rate risk

The Company is exposed to minor risk for changes in the value of the Mexican Peso against the US Dollar. Historically, a significant portion of income generated by the Company (mainly derived from the fees charged to international passengers) are denominated in US Dollars, and despite that, income is invoiced in Pesos at the average exchange rate of the previous month and likewise the cash flows are collected in Pesos.  At December 31, 2014 and 2015, the Company is exposed to exchange rate risk for monetary position, as shown below:

	December 31,
	2014		2015

Monetary position:
Asset	USD	128,661	USD	151,534
Liability	220,148		217,313

	USD	(91,487)	USD	(65,779)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

At December 31, 2014 and 2015, the exchange rate was Ps14.7414 and Ps17.2487, respectively.  Had the currency weakened by 9% (10% in 2015) with respect to the U.S. dollar, the Company would have had a profit (loss) on monetary position at the close in the amount of Ps121 (Ps113 in 2015).  The portion of the monetary liability position is offset with the asset position (mainly with respect to the loan granted to Aerostar Airport Holding).  As of March 9, 2016, the date of issuance of this report, the exchange rate is Ps17.7526.

4.1.3) Price risk

The rate regulation system applicable to the airports of the Group imposes maximum rates for each airport, which should not be exceeded on an annual basis.

The Company monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate limits.

Concentrations

At December 31, 2014 and 2015, approximately 69.93% and 69.58% of income, not including income from construction services, resulted from operations at the Cancún International Airport.

4.2) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its funding requirements.  Management has established policies, procedures and limits of authority that govern the Treasury function.  Treasury is responsible for ensuring liquidity and managing the working capital to ensure payments to suppliers, debt servicing and funding of operating costs and expenses.

The following table presents the analysis of the net financial liabilities of the Group based on the period between the date of the statement of consolidated financial position and the maturity date.  The amounts presented in the table reflect the undiscounted cash flows, including contractual interest.

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2014	3 months		and one year		and 2 years		5 years

Bank loans and interest	Ps	37,737	Ps	35,290	Ps	232,206	Ps	3,114,520
Suppliers	13,060		—		—		—
Accounts payable and accrued expenses	315,555		—		—		—

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2015	3 months		and one year		and 2 years		5 years

Bank loans and interest	Ps	44,792	Ps	44,792	Ps	251,479	Ps	3,724,172
Suppliers	21,068		—		—		—
Accounts payable and accrued expenses	405,980		—		—		—

The following table shows the Company’s short term liquidity as of:

	December 31,
	2014		2015

Current assets	Ps	3,903,916	Ps	2,985,529
Current liabilities	401,643		506,695

Short term position (liquidity)	Ps	3,502,273	Ps	2,478,834

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

4.3) Credit risk - credit quality

The financial instruments that are potentially subject to credit risks consist mainly of accounts receivable. Income obtained from fares charged to passengers is not guaranteed and therefore the Company faces the risk of not being able to collect the full amounts invoiced in the event of insolvency of its clients, which are the airlines.

In recent years, some airlines have reported substantial losses, and the income resulting from fares imposed to passengers coming from the main client airlines are not all guaranteed through bonds or other types of guarantees.  Therefore, in the event of insolvency of any of the airlines, the Company would have no certainty of recovering the total sum of amounts invoiced to the airlines for passenger fees.  In August 2010, Grupo Mexicana filed for bankruptcy. Grupo Mexicana owes the Company Ps128 million for passenger fees.  As a result of Grupo Mexicana’s bankruptcy, the Company has increased its reserve for uncollectable accounts by Ps128 million.  The Company has determined that it may not be able to collect that amount from Grupo Mexicana.

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

These activities are monitored through the review of information pertaining to the Group’s operation and the Industry.  This effort is coordinated by the CEO.  Through a planning method, detailed simulations are formulated of identified risks as they are known.  The risks identified are valued in terms of probability and impact and are presented to the proper authorities.  The result of all these activities is reported to the market through 20-F reports, local annual reports and quarterly reports presented to National Banking and Security Commission in Mexico by a financial risk analysis committee that reports to ASUR’s Board of Directors.

4.5) Fair value

Financial instruments at fair value, presented by levels, in accordance with the valuation method used are included in levels 1 and 2. At December 31, 2014 and 2015, the Company has no financial instruments carried at fair value.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

Note 5 - Critical accounting judgments and key sources of estimation uncertainty:

In applying the Company’s accounting policies, which are described below, Management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities.  Estimates and assumptions are based on historical experience and other factors considered relevant.  Actual results could differ from those estimates.

Critical accounting judgments

Significant information on assumptions, critical judgments and uncertainty estimations recognized in the consolidated financial statements are as follows:

5.1             Revenue

5.2             Assets and liabilities for deferred taxes

5.3             Reserve for doubtful accounts

5.1) Revenue

In accordance with Note 4.1.3, Management monitors and adjusts its revenue on a regular basis so that it does not exceed the maximum rate limits.

5.2) Assets and liabilities for deferred taxes

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement basis and the tax bases of assets and liabilities.  In order to determine the basis of deferred income tax, taxable income projections are prepared to evaluate whether the legal entity will be subject to income tax (ISR).

The determination of the income tax provision requires calculations and interpretation and the application of complex tax laws. Those calculations are used to assess the period and method of recovery of favorable tax balances.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Management has determined deferred taxes based on approved tax rates that are in line with its expectation of the form of realization of such items. See Note 3.14.  Management’s expectation could be affected by the main detailed items described in Note 17.

5.3) Reserve for doubtful accounts

The Company carries out constant evaluations of the credits made to its clients and adjusts the credit limits based on the payment history of its clients as well as on the credit’s current value.  It continuously monitors collections and payments of its clients, thus preventing estimated credit losses based on its experience and losses from collection to the client that has been identified.  Although those credit losses have been historically within expectations, as well as within the reserve created to prevent them, it cannot be guaranteed that the Company will continue experiencing the same credit losses that it had in the past.  See Note 3.5.2.

The Company conducts a sensitivity analysis to determine the degree to which possible changes to the assumptions used in determining whether or not the amount calculated of the reserve would be significantly affected.  Management has concluded that percentage used to determine the reserve is the most sensitive assumption and therefore, if said percentage were to show an increase or decrease of 15%, it would have no significant effect.

Note 6 - Cash and cash equivalents:

	December 31,
	2014		2015

Cash and cash held at banks	Ps	2,026,260	Ps	1,439,800
Short term investments	829,102		644,360

	Ps	2,855,362	Ps	2,084,160

Note 7 - Accounts receivable:

	December 31,
	2014		2015

Clients	Ps	579,993	Ps	547,836
Less: impairment provision	(130,185)		(128,221)

Current portion of accounts receivable	449,808		419,615
Long term accounts receivable from joint ventures (Notes 10 and 19.1)	1,567,608		1,851,423

Total accounts receivable	Ps	2,017,416	Ps	2,271,038

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The Company made a loan to related party Aerostar on February 22, 2013 in the amount of USD 100 million to an annual interest rate of LIBOR plus 2.10% with no fixed maturity rate.

The expectation for collection of the short-term account receivable is one month in relation to the reporting date.

At December 31, 2014 and 2015, the fair values of loans contracted with related parties are Ps1,376,761 and Ps1,817,419, respectively.  The fair values of loans made to related parties are based on discounted cash flows using a reference rate for similar loans.  The variables used to determine the fair values of the loans are:

6-month Libor curve

Libor discount curve rating B

Credit risk of PIP credit curves

The fair value of the current portion of accounts receivable at December 31, 2014 and 2015 is similar to its book value.

Accounts receivables are comprised mainly of Airport Use Fees (TUA, for its acronym in Spanish) paid by passengers (other than diplomats, infants and passengers in transit) who travel using the airport terminals operated by the Company.  The balance at December 31, 2014 and 2015 amounted to Ps452,805 and Ps405,639, respectively.

At December 31, 2015, the total balance of unimpaired past due accounts receivable was Ps29,154 (Ps42,204 at December 31, 2014).  These accounts relate to a number of independent clients that do not have a recent history of non-compliance.

The maturity analysis of past due accounts receivable is as follows:

	December 31,
	2014		2015

Three months	Ps	11,163	Ps	10,375
From three to six months	58		82
More than six months	161,168		146,918

	172,389		157,375

Minus:
Past due accounts receivable not impaired	42,204		29,154

Amount of the estimation for impairment	Ps	130,185	Ps	128,221

The movements in the impairment provision are as follows:

Provision for doubtful accounts at January 1, 2014			Ps	141,697
Cancellation of the provision during the period			(11,512)

Reserve for doubtful accounts at December 31, 2014			130,185
Cancellation of the provision during the period			(1,964)

Balance at December 31, 2015			Ps	128,221

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The integration of the provision for impairment of accounts receivable has been recorded in the Income Statement under cost of services, and the amounts charged to the provision are written off from accounts receivable when recovery is not expected.

Note 8 - Land, furniture and equipment, Net:

At December 31, 2014 and 2015, the land furniture and equipment are made up as follows:

					Disposals						Disposals
	31/12/2013		Additions		transfers		31/12/2014		Additions		transfers		31/12/2015

Land	Ps	302,050	Ps	—	Ps	—	Ps	302,050	Ps	—	Ps	—	Ps	302,050
Furniture & equipment	48,444		4,488		—		52,932		3,306		(758)		55,480
Accumulated depreciation	(28,422)		(3,947)		—		(32,369)		(4,006)		758		(35,617)

	Ps	322,072	Ps	541	Ps	—	Ps	322,613	Ps	(700)	Ps	—	Ps	321,913

The depreciation expense in 2015 was of Ps4,006 (Ps3,153 and Ps3,947 in 2013 and 2014, respectively) and has been charged to administration expense.

Note 9 - Intangible assets, airport concessions - Net:

The movements of intangible assets of airport concessions in the periods presented in the consolidated financial statements are as follows:

					Disposals							Disposals
	31/12/13		Additions		transfers		31/12/14		Additions			transfers		31/12/15

Concessions	Ps	21,722,136	Ps	1,155,777	Ps	—	Ps	22,877,913	Ps	2,976,444	(*)	Ps	—	Ps	25,854,357
Licenses and ODC	154,633		26,434		—		181,067		10,556			—		191,623
Accumulated amortization	(6,085,973)		(463,651)		—		(6,549,624)		(474,045)			—		(7,023,669)

	Ps	15,790,796	Ps	718,560	Ps	—	Ps	16,509,356	Ps	2,512,955		Ps	—	Ps	19,022,311

(*)        The most significant additions are mainly continuations of the 2014 projects: a) improvements to the facilities of terminals 2 and 3 to expand its operating capacity, b) supply and installation of passenger boarding bridges in terminals 3 and 4, c) expansion of the commercial space of terminal 3, d) construction of the unpaved and paved platforms and the building of terminal 4, e) Taxiway, connector and runway thresholds, f) civil works for expansion, inspection point filter and transition areas in terminal 2, with projects (a)-(f) all occurring at the Cancún airport; g) expansion of terminal building and supply, placement, testing and starting of the air conditioning system at the Veracruz airport and h) refurbishing of the terminal building at the Cozumel airport, among others.

The expense for amortization of Concessions in the amount of Ps463,464 (Ps411,973 and Ps447,834 in 2013 and 2014, respectively) has been charged to the cost of aeronautical and non-aeronautical services.

The expense for amortization of Licenses and ODC in the amount of Ps10,581  (Ps10,709 and Ps15,817 in 2013 and 2014, respectively) has been charged to administration expenses.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Note 10 - Investment in joint ventures accounted for under the equity method:

Operational background

In 2013, the Company participated in a bidding process through its subsidiary, Aeropuerto de Cancún, S. A. de C. V. (Cancún) for a long-term lease agreement to operate and administer the Luis Muñoz Marin International Airport (LMM Airport) located in San Juan de Puerto Rico.

The investment between Highstar Capital IV (Highstar) and Cancún, created Aerostar Airport Holdings, LLC (Aerostar). It was determined that operations of Aerostar constitute a Joint Venture.  Aerostar signed a 40-year lease agreement to operate the LMM Airport.  As part of the bidding terms, Aerostar made an initial payment of USD 615 million (Ps7,846 million approximately) to the Puerto Rican authorities.  A portion of that payment was funded by a private placement of bonds by Aerostar in the amount of USD 350 million (Ps4,471 million approximately) in the same year of the concession acquisition.

Nature of the investment in the Joint Business

Aerostar is a limited liability company incorporated under the laws of Puerto Rico.  It is mainly engaged in operating the facilities of the Luis Muñoz Marín International Airport (“LMM”).  Aeropuerto de Cancún, S. A. de C. V., Highstar Aerostar Prism/IV-A, L.P., and Highstar Capital IV, L.P. (the Members) hold 50%, 29.50% and 20.50%, respectively, in the ownership interest of Aerostar. Given that Aerostar is a joint venture and not a subsidiary, its assets or liabilities are not consolidated in the Company’s financial statements.

Contingencies and commitments related to the joint business

Commitments

In 2013, Aerostar carried out a private bond placement for a total of USD 350 million based on the following conditions:

Term:	22 years with an average life of 15.7 years
Quoted yield	2.39%
Loan Spread (bps)	+336
Coupon	5.75%

On June 24, 2015, Aerostar carried out another private bond placement for a total of USD 50 million based on the following conditions:

Term	20 years
Quoted yield	6.75%

As part of its commitments, Aerostar has agreed to finance and complete certain capital projects related to LMM Airport.  Aerostar does not have a time restriction to complete the projects, as long as they are completed at any time during the term of the lease.  To the extent that the projects in question are developed, they must be recorded as expenses incurred or capitalized and must be depreciated depending on their nature, as established in Aerostar accounting policies.  Capital investment projects must be

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

capitalized as part of an intangible asset and must be depreciated over their useful lives or over the term of the contract, the shorter of the two.  Some projects were not included in the original obligations assumed due to the uncertainty of several factors, the variability of future costs and the long period of time over which said commitments will be met.  At December 31, 2014 and 2015, Aerostar was in compliance with its assumed commitments.

As of March 22, 2013, Aerostar had access to a credit facility for capital investment expenditures in the amount of USD 50 million (Ps737 million), of which USD 41 million were drawn down in 2014.  It also had a secured revolving loan of USD 10 million (Ps 147 million), of which were disposed USD 8 million leaving an outstanding balance of USD 2 million for that revolving loan.  On June 24, 2015. Aerostar paid off both the entire credit facility and the revolving loan through a private placement of bonds in the amount of USD 50 million.

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

CONDENSED STATEMENT FINANCIAL POSITION IFRS

	As of December 31,
	2014		2015

Cash and cash equivalents (*)	Ps	500,460	Ps	1,009,398
Other current assets	248,775		258,259

Current assets	749,235		1,267,657

Financial liabilities	(176,093)		(224,599)
Other current liabilities	(620,948)		(888,012)

Current liabilities	(797,041)		(1,112,611)

Working capital	(47,806)		155,046

Fixed assets	92,683		124,164
Intangible assets - Long-term lease agreement - Net	10,367,383		12,439,206
Other non-current assets	48,115		18,061
Long term debt	(5,577,716)		(6,687,157)
Loan payable to ASUR (Note 19.1)	(1,567,608)		(1,851,423)
Other non-current liabilities	—		(158,587)
Deferred taxes - Net	(72,998)		(140,357)

Stockholders’ equity	Ps	3,242,053	Ps	3,898,953

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended on December 31,
	2013		2014		2015

Total income (*)	Ps	(1,197,390	Ps	1,600,561	Ps	2,049,611
Operating costs and expenses(**)	(1,180,100)		(1,168,731)		(1,456,915)
Comprehensive financing loss - Net	(270,307)		(319,514)		(444,726)
Contingencies	1,767		(1,257)		—
Deferred income taxes	(35,654)		(38,162)		(46,124)

Net income for the period	(286,904)		72,897		101,846

Effect for foreign currency conversion	72,815		367,244		545,514

Comprehensive income	Ps	(214,089)	Ps	440,141	Ps	647,360

(*)         At December 31, 2014 and 2015, cash and cash equivalents include Ps8,837 and Ps1,995, respectively, which corresponds to the amount received by Aerostar for “Passenger Facility Charges (PFC)”, and its use is restricted to fund investments in SJU’s infrastructure authorized by the Federal Aviation Administration FAA.  Under IFRS, PFC income is shown in the total income line, while under US GAAP it is shown in the other income line.

The joint venture started operating on February 27, 2013, and therefore, the 2013 statement of income amounts above only reflect operations for 10 months.

(**) Operating costs and expenses incurred in the 10-month period 2013 include Ps324,551 (USD 25,475) for start-up costs and expenses, such as competitive bidding expenses and other one-time payments.

The analysis of the account receivable that ASUR has with Aerostar is as follows:

Loan recorded (equivalent to USD 100,000)	Ps	1,277,950
Revaluation effect	30,480
Interests of the period	40,125

Account receivable from the joint venture as of December 31, 2013	1,348,555
Revaluation effect	173,422
Interests of the year	45,631

Account receivable from the joint venture as of December 31, 2014	1,567,608
Revaluation effect	218,110
Interests of the year	65,705

Account receivable from the joint venture as of December 31, 2015	Ps	1,851,423

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The Cancun Airport granted a loan to related party Aerostar on February 22, 2013 in the amount of USD 100 million with interest based on an annual interest rate of LIBOR plus 2.10% with no fixed maturity rate.

The reconciliation of US GAAP to IFRS amounts as of December 31, 2014 is as follows:

	Stockholders’		Income of		Comprehensive
	equity		the year		income

Balance at December 31, 2014 under US GAAP	Ps	3,273,852	Ps	104,696	Ps	471,940

Reconciliation adjustments:
Maintenance provision (1)	(33,530)		(33,530)		(33,530)
Deferred taxes (3)	1,731		1,731		1,731

Balance at December 31, 2014 under IFRS	Ps	3,242,053	Ps	72,897	Ps	440,141

The reconciliation of USGAAP to IFRS amounts as of December 31, 2015 is as follows:

	Stockholders’		Income of		Comprehensive
	equity		the year		income

Balance at December 31, 2015 under US GAAP	Ps	3,923,596	Ps	126,489	Ps	672,003

Reconciliation adjustments:
Maintenance provision (1)	(53,657)		(53,657)		(53,657)
Air travel promotion fund (2)	32,165		32,165		32,165
Deferred taxes (3)	(3,151)		(3,151)		(3,151)

Balance at December 31, 2015 under IFRS	Ps	3,898,953	Ps	101,846	Ps	647,360

Reconciliation adjustments descriptions:

(1)       Under IFRIC 12, a company should record a maintenance provision which corresponds to the present maintenance and replacement obligation of the concessioned assets of the company as a consequence of usage and wear.  Aerostar will recognize the assets replaced in the future as integral elements of properties, plant and equipment, capitalize them at the acquisition date and recognize depreciation based on the useful life of the replaced assets.

(2)       The air travel promotion fund represents an obligation assumed at the beginning of the concession that has been materialized and is deemed an integral part of the initial remuneration payment.

(3)       The deferred tax recorded relates to the impact derived from the temporary differences of the effects previously described.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Reconciliation of condensed financial information

	2014		2015

Initial capital contribution to Aerostar	Ps	3,016,003	Ps	3,016,003
Accumulated deficit	(286,904)		(214,007)
Net income for the period	72,897		101,846
Other comprehensive income	367,244		545,514
Other comprehensive income accumulated	72,813		440,060

Net assets at period closing	3,242,053		3,889,416

Equity percentage in joint business	50%		50%

Carrying value at December 31	Ps	1,621,028	Ps	1,944,708

		February 27, to	For the year ended
		December 31,	on December 31
		2013	2014		2015

Net income	Ps	(286,904)	Ps	72,897	Ps	101,846

Equity percentage in joint venture	50%		50%		50%

Equity method earnings		$(143,452)	Ps	36,448	Ps	50,923

Note 11 - Accounts payable and accrued expenses:

At December 31, 2014 and 2015, the balances are as follows:

	December 31,
	2014		2015

Suppliers	Ps	13,060	Ps	21,068
Taxes payable	30,662		61,969
Use rights of assets under concession	58,886		91,841
Accounts payable to related parties (Note 19.1)	48,872		59,735
Salaries payable	64,487		62,975
Sundry creditors for services provided	104,141		72,957
Accounts payable to contractors	8,507		56,500

Total	Ps	328,615	Ps	427,045

Due to the fact that these accounts mature at a term of under one year, their fair value is considered to approximate their book value.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Note 12 - Bank loans:

At December 31, 2014, the Company has used the total amount of these credit lines, as shown below:

	Credit line			Principal		Commissions and		Term				Fair
Bank	used			amortization		interest - Net		Short		Long		value

BBVA Bancomer, S. A. (*)	Ps	1,934,700	(**)	Ps	(350,000)	Ps	8,952	Ps	14,973	Ps	1,578,679	Ps	1,457,052
Bank of America Merrill Lynch (*)	1,584,700		(**)	—		8,950		14,972		1,578,678		1,457,052
	Ps	3,519,400		Ps	(350,000)	Ps	17,902	Ps	29,945	Ps	3,157,357	Ps	2,914,104

At December 31, 2015, the Company has used the total amount of these credit lines, as shown below:

	Credit line			Principal		Commissions and		Term				Fair
Bank	used			amortization		interest - Net		Short		Long		value

BBVA Bancomer, S. A. (*)	Ps	1,854,235	(**)	Ps	—	Ps	4,776	Ps	19,947	Ps	1,839,064	Ps	2,023,822
Bank of America Merrill Lynch (*)	1,854,235		(**)	—		4,775		19,946		1,839,064		2,014,733
	Ps	3,708,470		Ps	—	Ps	9,551	Ps	39,893	Ps	3,678,128	Ps	4,038,555

(*)      The variables used to determine the fair values of loans are:

6-month Libor curve

Libor discount curve rating B

Credit risk of PIP credit curves

Additionally, the calculation is prepared on the basis of a Bloomberg Libor discount rate, with the fair value at hierarchy level 2.

On February 15, 2013, Aeropuerto de Cancún, S. A. de C. V. entered into a loan with BBVA Bancomer and Bank of America Merrill Lynch in the amount of Ps2,745,529 (USD215 million).  The term of the loan was originally five years and it was payable in four installments, the first on February 15, 2016, the second on August 15, 2016, the third on February 15, 2017 and the fourth on August 15, 2017, equivalent to 2.5 % of the total amount of the loan and a final payment of the remaining amount due at maturity, i.e., February 15, 2018.  The loan was denominated in US Dollars and subject to LIBOR plus 1.99%.  The loan was used for general corporate purposes and it has been used to finance the subordinated loan capital and our contributions to Aerostar.

On July 17, 2015, the Company restructured the loans with BBVA Bancomer and Bank of America Merrill Lynch in the amount of Ps3,397,301 (USD215 million) in order to increase the loan commitments to a total of USD 300 million and to extend the loans’ final maturity to July 2022.  The term of the loans is now five years and it is payable in nine installments, with the first on July 17, 2018, the second on January 17, 2019, the third on July 17, 2019, the fourth on January 17, 2020, the fifth on July 17, 2020, the sixth on January 17, 2021, the seventh on July 17, 2021, the eighth on January 17, 2022 and the final payment date on July 17, 2022.  The loans are denominated in US Dollars and are charged interest at a rate equal to one-month LIBOR plus a margin ranging from 175 to 185 basis points.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The resources of these credit facilities may be used for general corporate purposes and to finance capital expenses related to the MDP.  In 2014, the Company made bank loan payments of Ps16,668.  The Company made no payments in 2015.

Financial obligations

As part of the terms under the loan made by BBVA Bancomer and Bank of America Merrill Lynch, the Company and its subsidiaries are required to keep a consolidated leverage level equal to or below 3.50:1.00, and a consolidated interest hedging index equal to or below 3.00:1.00 on the last day of each tax quarter.  In the event of a breach of the foregoing, the loan will limit our capacity to pay dividends to our shareholders.  Additionally, in the event of a breach, all amounts owed under the loan may be claimed and must be payable immediately.

During the term of the loan made by BBVA Bancomer and Merrill Lynch, the Company and its subsidiaries are not authorized to place a lien over any of the properties, or sell any assets, equivalent to more than 10% of the total assets consolidated in the most recent tax quarter prior to the sale and make any fundamental changes to the corporate structure.

The Company is in compliance with the financial obligations and clauses of all loans at December 31, 2014 and 2015.

Note 13 - Stockholders’ Equity:

At December 31, 2014 and 2015, the minimum fixed capital level with no withdrawal rights is Ps1,000 and the variable portion is  Ps7,766,276, (nominal figure) comprised of 300,000,000 common, nominative Class I shares of no par value, wholly subscribed and paid-in.  The variable portion of capital stock is comprised of Class II common, nominative shares.  At December 31, 2015, no Class II shares have been issued. Both classes of shares will have the characteristics determined at the shareholders’ meeting where issuance is approved and they are integrated as follows:

			Capital stock as of
	Total shares		December 31,
Description	2014	2015	2014		2015

B Series	277,050,000	277,050,000	Ps	7,173,079	Ps	7,173,079
BB Series	22,950,000	22,950,000	594,197		594,197

Total	300,000,000	300,000,000	Ps	7,767,276	Ps	7,767,276

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Reserve for acquisition of shares

The reserve for acquisition of shares represents the reservation authorized by the Stockholders for the Company to purchase its own shares subject to certain criteria set forth in the bylaws and the Securities Market Law. At December 31, 2014 and 2015, the reserve for repurchase of shares totals Ps2,582,292 and Ps3,680,436 respectively.

Dividends

At the April 23, 2015 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends of  Ps1,530,000 (nominal), which didn’t give rise to ISR  because the dividends were paid from the After-tax Earnings Account (CUFIN).

At the December 19, 2013 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends of  Ps1,320,000 (nominal), which gave rise to ISR of Ps287,148 because a portion of said dividends were not paid from the After-tax Earnings Account.  In 2014, favorable income tax paid on dividends decreed in 2013 was credited against income tax for the 2014 period, generating a benefit for the same amount.

At the April 25, 2013 General Ordinary meeting, the Company’s stockholders agreed to pay dividends of  $1,200,000 (nominal), which gave rise to ISR of $130,074, because a portion of said dividends were not paid from the CUFIN.

In 2013, the Company offset against income for the year the income tax accrued on dividends in the amount of Ps3,694, paid in 2011, which amount was shown as a recoverable tax account.  Those amounts were cancelled after it was determined that they may not be credited in accordance with the current tax provisions.

Dividends paid are not subject to income tax if paid from CUFIN.  Any dividends paid in excess of CUFIN and the reinvested After-Tax Earnings Account  (CUFINRE), are subject to a tax of 42.85% as of January 1, 2014.  The current tax is payable by the Company and may be credited against its income tax in the same year or the following two years.  Dividends paid from profits previously taxed by income tax are not subject to tax withholding or additional tax payments.  At December 31, 2015 and 2014, the company´s CUFIN lump sum is Ps3,891,369 and Ps3,024,513 (including the subsidiaries), respectively, whereas the combined Capital Contributions Account (CUCA) amounts are Ps35,964,420 and Ps 35,204,426, respectively.

In October 2013 the  Mexican Congress approved the issuance of a new law on income tax (Income Tax Law) which came into effect on January 1, 2014.  Among other things, this Act states that for the  years 2001 to 2013, net tax profit is determined under the terms of the Income Tax Law in force in the fiscal year concerned, as well as an additional tax of 10% for the profits generated as of 2014 to dividends paid to foreign residents and Mexican individuals. In Article Three of the Income Act of the Federation published last November 18, 2015, a tax incentive was granted to individual residents in Mexico who are subject to the additional payment of 10% on dividends or distributed profits.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The tax incentive is applicable provided that such dividends or profits were generated in 2014, 2015, and 2016 and are reinvested in the legal entity that generated such profits. The incentive consists of a tax credit equal to the amount obtained by applying the dividend or utility  distributed, which corresponds to a yearly percentage distribution as follows:

Year of dividend or profit distribution	Percentage applicable to the amount of the dividend or distributed profit.
2017	1%
2018	2%
2019 onwards	5%

The resulting tax credit will only be creditable against the additional 10% income tax that the legal entity must withhold and pay.

In order to apply the credit, the following requirements must be met:

•       The legal entity must identify in its accounting the records corresponding to profits or dividends generated in 2014, 2015 and 2016 and the respective distributions.

•       The legal entity must present in the notes to financial statements the analytical information of the period in which the profits were generated or the dividends reinvested or distributed.

•       Legal entities whose shares are not traded on the Mexican Stock Exchange and who choose to implement this incentive must audit their financial statements for tax purposes in terms of Article 32-A of the Federal Tax Code.

The level of earnings available to declare dividends is determined in accordance with the Mexican Financial Reporting Standards.

In the event of a capital reduction, any excess of stockholders’ equity over paid-in capital contribution account balances is afforded the same tax treatment as dividends, in accordance with the procedures provided for in the ISR Law.

Retained earnings

Substantially, all consolidated Company earnings were generated by its subsidiaries.  Retained earnings can be distributed to the Company’s Shareholders to the extent that the subsidiaries have distributed earnings to ASUR.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Note 14 - Revenue:

The Company’s income at December 31, 2013, 2014 and 2015, using the classification established in the Airports Law and Regulations, is as follows:

	January 1 to December 31,
	2013		2014		2015

Regulated services:
Airport services	Ps	3,229,450	Ps	3,487,418	Ps	4,115,738

Non-regulated services:
Access fees on non-permanent ground transportation	27,809		31,832		38,476
Car parking and related access fees	53,084		64,090		75,846
Other access fees	5,583		4,010		4,879
Commercial services	1,485,635		1,647,564		2,096,226
Other services	57,929		64,475		82,725

Total non-regulated services	1,630,040		1,811,971		2,298,152

Construction services	586,596		579,774		2,580,707

Total	Ps	5,446,086	Ps	5,879,163	Ps	8,994,597

Note 15 - Costs and expenses by nature:

	January 1 to December 31,
	2013		2014		2015

Termination benefits (Note 3.15)	Ps	928	Ps	1,054	Ps	1,133
Short term benefits	432,840		464,040		499,035
Employees’ statutory profit sharing	1,950		4,144		5,085
Electric power	100,085		112,356		92,737
Maintenance and conservation	167,996		179,395		214,439
Professional fees	66,110		76,542		70,064
Insurance and bonds	42,654		34,796		31,919
Surveillance services	100,744		114,463		125,176
Cleaning services	70,664		75,536		77,274
Technical assistance (Note 18.4)	173,259		190,419		239,175
Right of use of assets under concession (DUAC)	223,132		242,165		291,505
Amortization and depreciation of intangible assets, furniture and equipment	415,471		454,265		468,996
Amortization of insurance	2,596		—		—
Consumption of commercial items	101,795		109,933		139,603
Construction services (Note 3.17.3)	586,596		579,774		2,580,707
Other	88,157		79,348		84,852

Total aeronautical and non-aeronautical services costs, costs of construction services and administrative expenses	Ps	2,574,977	Ps	2,718,230	Ps	4,921,700

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Note 16 - Rentals under operating leases:

The Company leases commercial space inside and outside the terminals to third parties under operating lease agreements.  The following is a schedule (per year) of minimum future rentals on non-cancelable operating leases considering minimum guaranteed leases per passenger as of December 31, 2015.

For the years ended December 31:

2016	Ps	2,301,707
2017	958,494
2018	547,299
2019 to 2021	1,025,263

Total	Ps	4,832,763

The total contingent fees recognized as income in the period were of Ps289 in 2015 (Ps718 and Ps329 in 2013 and 2014, respectively).

Note 17 - Income tax incurred and deferred:

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

ii.             It amends the procedure to determine the taxable base for Employees’ Statutory Profit Sharing (ESPS), establishes the procedure to determine the starting balance of the CUCA and the CUFIN and it establishes the new procedure for recovering Asset Tax (AT).

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

a)           Income tax (ISR)

In 2013, 2014 and 2015, the Company determined tax profits in its subsidiaries in the amounts of Ps2,596,862, Ps3,025,072 and Ps4,042,823 respectively.  In 2013, 2014 and 2015, the tax profits were partially offset with the amortization of tax losses in the amounts of Ps140,532, Ps211,479 and Ps169,967, respectively.

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

The analysis of deferred tax assets and liabilities is as follows:

	December 31,
	2014		2015
Deferred tax asset:

Deferred tax recoverable within the following 12 months	Ps	23,274	Ps	25,848
Deferred tax recoverable after 12 months	37,664		31,576
Recoverable asset tax	207,761		186,875
	268,699		244,299

Deferred tax liability:

Deferred tax payable after 12 months	(1,874,944)		(1,768,021)

Deferred tax liability - Net	Ps	(1,606,245)	Ps	(1,523,722)

The ISR provision at December 31, 2013, 2014 and 2015 is as follows:

	2013		2014		2015

Current ISR	Ps	736,178	Ps	844,078	Ps	1,198,273
Deferred ISR	94,330		(52,150)		(103,410)

	830,508		791,928		1,094,863

Cancellation of ISR on dividends (Note 13)	3,694		—		—

ISR provision	Ps	834,202	Ps	791,928	Ps	1,094,863

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The reconciliation between the statutory and effective income tax rates is shown below:

	2013		2014		2015

Consolidated income before ISR and joint venture equity method:	Ps	2,889,750	Ps	3,045,956	Ps	3,962,934
Less:
Net income before taxes of subsidiaries subject to ISR	(148,977)		(79,855)		(118,981)

Income before provisions for income taxes	2,740,773		2,966,101		3,843,953

Statutory ISR rate	30%		30%		30%

ISR that would result from applying the ISR rate to book profit before income taxes	822,232		889,830		1,153,186
Non-deductible items and other permanent differences	4,441		4,037		8,095
Annual adjustment for tax inflation	(11,011)		(12,062)		(10,924)
Temporaly differences	(55,732)		(90,694)		(56,156)
Impact of tax amnesty program (1)	(199,725)		—		—
Recognition of deferred ISR due to repeal of IETU (2)	128,420		—		—
Impact of change in income tax rates	122,689		—		—
Other	19,194		817		662

ISR provision	Ps	830,508	Ps	791,928	Ps	1,094,863

Effective ISR rate	30%		27%		28%

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Following are the principal temporary differences with respect to deferred tax:

	Period ended on
	December 31
	2014		2015

Current deferred income tax:
Accrued liabilities	Ps	23,274	Ps	29,631

Current deferred income tax	23,274		29,631

Non-current deferred income tax:
Tax loss carry-forwards	5,507		—
Allowance for doubtful accounting	32,157		31,576

Non-current deferred income tax	37,664		31,576

Deferred income tax asset	60,938		61,207

Non-current deferred income tax payable:
Fixed assets	(1,872,514)		(1,766,981)
Amortization of deferred expenses	(2,430)		(4,823)

Non-current deferred income tax Iiability	(1,874,944)		(1,771,804)

Total deferred income tax, net	(1,814,006)		(1,710,597)
Recoverable asset tax	207,761		186,875

Deferred income tax liability, net	Ps	(1,606,245)	Ps	(1,523,722)

The net movements of the deferred tax asset and liability for the year are as follows:

	Provision
	for impairment				Recoverable
	of loan		Furniture and		asset
	portfolio		equipment		tax		Other		Total

Balances at December 31, 2013	Ps	(34,594)	Ps	1,948,633	Ps	(207,762)	Ps	(47,882)	Ps	1,658,395

Tax charged or credited in the statement of income:
Other	2,437		(76,119)		—		21,532		(52,150)

Balances at December 31, 2014	(32,157)		1,872,514		(207,762)		(26,350)		1,606,245

Recovery of asset tax	—		—		20,887		—		20,887

Tax charged or credited in the statement of income:

Other	581		(105,533)		—		1,542		(103,410)

Balances at December 31, 2015	Ps	(31,576)	Ps	1,766,981	Ps	(186,875)	Ps	(24,808)	Ps	1,523,722

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

b)           Flat Tax (IETU)

The Flat Tax Law was repealed on January 1, 2014; accordingly, the Company canceled the balance of the net deferred flat tax of its subsidiaries as of December 31, 2013.

The IETU provision for the aforementioned subsidiaries for the year ended December 31, 2013, is as follows:

	2013

IETU incurred	Ps	7,898
Deferred IETU	(404,137)

IETU provision	Ps	(396,239)

At December 31, 2013, the effect of the main temporary differences is analyzed as follows:

	2013

Deferred IETU liability:
Airport concessions and rights of use of airport’s facilities, improvements to assets, furniture and equipment under concession	Ps	2,918,085
Accounts receivable, net of the bad debt reserve	68,859
Other	21,882

	3,008,826
Applicable IETU rate	17.5%

Deferred IETU liability	526,545

Cancellation of net deferred IETU liability due to repeal of the Flat Tax. See Note 17(a).	(526,545)

Deferred IETU liability	Ps	—

Tax credits for:

Airport concessions and rights of use of airport facilities, improvements to assets, furniture and equipment under concession	Ps	(64,271)
Salaries and social security	(8,073)
Excess of deductions over taxable income	(5,353)
Deferred IETU asset	(77,697)
Cancellation of the provision for deferred flat tax liability or asset due to abrogation of the Flat Tax. See Note 17(a).	77,697

Deferred IETU asset	Ps	—

Deferred IETU liability, net	Ps	—

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

c)            Refund of Asset Tax (AT) in accordance with the effective Flat Tax Law.

AT in excess of ISR effectively paid until December 31, 2007, (date on which AT was repealed) is subject to refund in accordance with the procedure established in the Flat Tax Law. The AT is subject to refund in the following ten periods for up to 10% of the total AT paid and not yet recovered, without it exceeding the difference between the ISR paid in the period and the AT paid in the previous three years, whichever is lower, in accordance with the Flat Tax Law. When ISR incurred is higher than AT in any of those years, it is subject to restatement through the application of NCPI factors.  The last year that the AT can be recovered is 2017.

In 2015, the Company recovered AT of Ps34,934.  In 2014, there was no recovery of AT.

In 2013, 2014 and 2015, AT of Ps11,462, Ps6,753 and Ps5,259, respectively, was applied in the results for the period under income taxes in favor of some subsidiaries in which the tax will not be recoverable in accordance with the procedure established in the Flat Tax Law, which establishes that the tax is recoverable gradually every year up to a maximum of 10% of the total AT paid in the 10 years prior to 2008.

Recoverable taxes

At December 31, 2014 and 2015, the tax credit is as follows:

	December 31,
	2014		2015

Income tax	Ps	470,791	Ps	220,521
Asset tax	43,265		23,959

	Ps	514,056	Ps	244,480

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Note 18 - Balances and transactions with related parties:

In 2007, an agreement was entered into by Grupo Aeroportuario del Sureste, S. A. B. de C. V., individual (GAS) and subsidiaries whereby GAS, being jointly liable for the obligations of each of the concessions of the subsidiaries, is able to contribute to the rehabilitation of its finances. The contributions are for the compliance of the commitments established in the Master Development Plan and are made with the objective of fulfilling the operating expenses and investments of the subsidiaries that they cannot pay on their own.  In accordance with said agreement, the subsidiaries are obligated to perform a monthly payment to GAS based on its economic capabilities and the financial requirements of the subsidiaries. These transactions have been eliminated from these consolidated financial statements.

In 2008, an agreement between GAS and the subsidiaries was made for use of licenses and trademarks, whereby GAS agrees to the payment of a fee for annual royalties, provided that they have positive financial results and sufficient funding so as not to affect compliance with the investment commitments set forth in the Master Development Plan. The respective compensation will be determined by applying a percentage to the gross income without including the interest in subsidiaries, financial products and exchange gains.

Beginning in September 2008, the airports of the Group and Cancun Airport Services, S. A. de C. V. entered into a lease agreement in order for the latter to operate, administer and lease the commercial spaces that were granted by the Airports.

18.1) Balances receivable and payable

At December 31, 2014 and 2015, the balances receivable from (payable to) related parties shown in the consolidated statement of financial position are as follows:

	December 31
	2014		2015

Accounts receivable:
(*) Aerostar (joint venture) (Note 10)	Ps	1,567,608	Ps	1,851,423
Autobuses Golfo Pacífico, S. A. de C. V. (Shareholder/services)	152		3

	1,567,760		1,851,426
Accounts payable and accumulated expenses (Note 11):
Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (Shareholder/technical assistance)	(48,128)		(59,282)
Autobuses de Oriente, S.A. de C.V. (Shareholder/services)	(243)		—
Lava Tap de Chiapas, S. A. de C. V. (Key management personnel/services)	(501)		(453)

	(48,872)		(59,735)

Net	Ps	1,518,888	Ps	1,791,691

(*)   At December 2014 and 2015, the amounts of the loans were Ps1,543,177 and Ps1,826,669, respectively, plus Ps24,431 and Ps24,754, respectively, for interest accrued in the year.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

18.2) Transactions with related parties

At December 31, 2013, 2014 and 2015, the following transactions were held with related parties, which were set at the same prices and conditions as those that would have been used in comparable operations by third parties:

	2013		2014		2015

Commercial income:
Autobuses de Oriente, S. A. de C. V. (Stockholder)	Ps	6,827	Ps	6,877	Ps	8,274
Autobuses Golfo Pacífico, S. A. de C. V. (Stockholder)	2,087		2,582		5,560
Coordinados de México de Oriente, S. A. de C. V. (Stockholder)	119		124		141

Interest income:
Aerostar (joint venture) (Note 10)	40,125		45,631		65,705

Expenses:
Stockholders:
Technical assistance (Note 18.4)	Ps	(173,259)	Ps	(190,419)	Ps	(239,175)

Related parties:
Administrative services	—		(1,389)		—
Leasing (Note 19)	(3,738)		(3,436)		(4,084)
Cleaning services	(7,932)		(4,332)		(9,084)
Other	—		—		(1,006)

18.3) Compensation of key personnel

Key personnel include directors, members of the Steering Committee, and Committees.  In the years ended on December 31, 2013, 2014 and 2015, the Company granted the following benefits to the key Management personnel, the Steering Committee and the different Company Committees:

	2013		2014		2015

Short term salaries and other benefits paid to key personnel (Note 3.15 (b))	Ps	39,057	Ps	26,021	Ps	34,693

Fees paid to the Board of Directors and Committees	4,891		8,166		5,975

18.4) Technical assistance agreement

With regard to the sale of series BB shares to Inversiones y Técnicas Aeroportuarias, S. A. de C. V., (ITA), ASUR signed a technical assistance agreement with ITA, whereby the latter company and its stockholders agreed to provide management and consulting services and to transfer knowledge and experience in the industry and technology to ASUR in exchange for compensation.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

The agreement is for an initial term of 15 years and renews automatically for subsequent five year periods, unless one of the parties issues the other a cancellation notice within a determined term prior to the programmed expiration date.  The Company can only exercise its termination right through a resolution of the Shareholders.  ITA began to provide its services under said contract on April 19, 1999.

In accordance with the contract, the Company agreed to pay an annual compensation equivalent to the higher of a fixed amount, or 5% of the consolidated income of the Company before deductions for the compensation for technical assistance, comprehensive income, income tax, and depreciation and amortization determined in accordance with financial reporting standards in Mexico.  Beginning in 2003, the minimum fixed amount is US million (Ps29.4 million).

The minimum fixed amount will increase annually by the inflation rate of the United States plus the added value tax over the amount of the payment.  The Company entered into an amendment agreement for technical assistance and the transfer of knowledge, which establishes that the compensation will be paid on a quarterly basis beginning in January 1, 2008, and that such payments are to be deducted from the annual compensation.

At December 31, 2013, 2014 and 2015, the expenses for technical assistance amounted to Ps173,259, Ps190,419, and Ps239,175, respectively.  ITA also has the right to refund the expenses incurred during the provision of the services specified in the agreement. The ITA BB series shares were put in a trust in order to ensure compliance with the technical assistance agreement, among other things.

Note 19 - Commitments and contingencies:

Commitments

a.            The Company began leasing office space on May 21, 2015, under an operating lease agreement. This agreement includes an available extension of 60 months. The monthly rent due is of Ps21,547.

The total minimum future payments derived from the non-cancellable operating lease agreement that shall be covered in the future are as follows:

Up to one year	Ps	2,973
Between one and five years	19,326

Total	Ps	22,299

The rent expense for the period covering January 1 through December 31, 2013, 2014 and 2015, was approximately Ps3,738, Ps3,436 and Ps4,084, respectively.

b.            In December 2013, the SCT announced the approval of the Master Development Plan for five years from 2014-2018, in which period the Company has agreed to make a number of enhancements. At the date of this report, the investment commitments under this MDP are shown in next page.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Period	Amount

2016	Ps	1,784,263
2017	1,087,680
2018	290,399

	Ps	3,162,342	(1)

(1)       Figures in pesos adjusted to December 31, 2015, based on the National Construction Price Index (IPCO, for its acronym in Spanish) in accordance with the terms of the MDP.

c.             Pursuant to the terms for the purchase of the land in Huatulco that occurred in October 2008, the Company has the obligation to build 450 hotel rooms, for which purpose the Company will enter into agreements with third parties to develop the comprehensive tourism plan without a specific due date. At December 31, 2015, there is an indefinite extension to this commitment issued by FONATUR.

Contingencies

The contingencies disclosed in the following paragraphs are additional to those that have already been disclosed in other notes of the financial statements.

At the date of this report, the Group has confirmed that the results of its lawsuits cannot be accurately predicted as their due processes are currently ongoing and there are not enough elements to determine whether they could largely affect the Group’s financial position in the case of an adverse ruling.

a)           The Company’s transactions are subject to Mexican Federal and State Laws.

b)           At the time that the Company was carrying out the competitive bidding process for the sale of shares of the Airport Groups, the SCT established and communicated that concessionaires could amortize for tax purposes the value of the concession up to 15% a year.  In February 2012, the SCT estimated an amount due payable by Aeropuerto de Cancún, S. A. de C. V. in the amount of Ps865 million against the ruling in question, because it considered that the determination of the 15% amortization was not valid in 2006 and 2007.  The Company disagreed with the decision and filed an appeal to overturn this determination.  However, in order to adhere to the amnesty program set forth in Transitory Article Three of the new Income Law for 2013, the Company partially desisted from the appeal as it relates to the income tax obligation, but not in regards to the determination of the additional distribution related to employee profit sharing, which the Company continues to appeal. The risk is that if a judge does not rule in favor of Aeropuerto de Cancún, S. A. de C. V., the amount payable would be Ps116 million.

c)            There are currently a number of labor suits in progress against the Company, mainly in relation to involuntary termination.  Any sentences that might be handed down not in favor of the interests of the Company are not expected to be for significant amounts.  The Company is in legal proceedings at the date of this report and a resolution has not been issued yet.  The total amount of those suits is approximately Ps3,050.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

e)            The Cancún “Subdelegación del Instituto Mexicano del Seguro Social (IMSS)” (Social Security administration office) reactivated certain tax credits from 2006 and 2008 against the Company of Ps1,453.

Note 20 - Segment Information:

The information by segments is shown as follows:

Year ended on	Consolidation
December 31, 2013	Cancun	Villahermosa	Merida	Services	Other	adjustments	Total

Aeronautical revenue	Ps	2,331,916	Ps	127,017	Ps	192,727	Ps	—	Ps	425,077	Ps	—	Ps	3,076,737
Non-aeronautical revenue	1,594,564	39,539	58,662	—	89,988	—	1,782,753
Revenue from construction services	241,565	9,765	1,590	—	333,676	—	586,596
Others revenue	—	74	29	1,262,840	160,714	(1,423,657)	—

Operating profit	2,084,462	51,019	71,572	392,384	271,672	—	2,871,109

Non current assets	13,032,718	882,519	1,226,201	16,026,728	3,936,559	(16,242,345)	18,862,380

Total assets	14,995,592	1,061,413	1,422,174	16,177,541	4,217,883	(16,458,109)	21,416,494

Total liabilities	5,221,153	98,141	46,422	121,182	151,880	(506,500)	5,132,278

Improvements to assets under concession and acquisition of furniture and equipment in the period	223,443	25,675	3,895	1,875	360,965	—	615,853

Amortization and depreciation	(262,925)	(23,307)	(35,178)	(2,022)	(94,841)	—	(418,273)

Year ended on	Consolidation
December 31, 2014	Cancun	Villahermosa	Merida	Services	Other	adjustments	Total

Aeronautical revenue	Ps	2,456,659	Ps	145,732	Ps	225,430	Ps	—	Ps	491,851	Ps	—	Ps	3,319,672
Non-aeronautical revenue	1,761,194	50,429	62,777	—	105,317	—	1,979,717
Revenue from construction services	236,451	30,200	26,295	—	286,828	—	579,774
Others revenue	—	77	28	1,127,161	81,752	(1,209,019)	—

Operating profit	2,395,670	81,432	102,192	324,360	257,279	—	3,160,933

Non current assets	14,055,318	901,223	1,260,557	18,581,551	4,173,226	(18,951,270)	20,020,605

Total assets	16,861,787	1,147,955	1,494,703	18,966,267	4,547,579	(19,093,770)	23,924,521

Total liabilities	4,925,960	117,116	28,238	132,798	118,250	(148,937)	5,173,425

Improvements to assets under concession and acquisition of furniture and equipment in the period	690,748	42,943	68,707	342	353,574	—	1,156,314

Amortization and depreciation	(281,338)	(24,022)	(35,391)	(2,695)	(110,819)	—	(454,265)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

Year ended on	Consolidation
December 31, 2015	Cancun	Villahermosa	Merida	Services	Other	adjustments	Total

Aeronautical revenue	Ps	2,877,885	Ps	174,103	Ps	272,065	Ps	—	Ps	597,896	Ps	—	Ps	3,921,949
Non-aeronautical revenue	2,250,665	58,278	71,872	—	151,539	(40,413)	2,491,941
Revenue from construction services	1,846,138	61,650	204,450	—	468,469	—	2,580,707
Others revenue	—	66	27	1,291,669	103,380	(1,395,142)	—

Operating profit	3,091,271	104,466	139,649	380,856	356,655	—	4,072,897

Non current assets	16,758,522	927,019	1,431,440	20,091,300	4,463,032	(20,530,958)	23,140,355

Total assets	18,465,295	1,226,203	1,616,518	20,627,797	4,864,156	(20,674,085)	26,125,884

Total liabilities	5,455,499	113,681	41,073	138,598	118,547	(149,565)	5,717,833

Improvements to assets under concession and acquisition of furniture and equipment in the period	2,286,134	51,754	168,817	34	399,828	—	2,906,567

Amortization and depreciation	(286,660)	(26,098)	(36,287)	(2,248)	(117,702)	—	(468,995)

Note 21 - Authorization of the financial statements:

The consolidated financial statements and their 21 notes are an integral part of the consolidated financial statements, which were approved for their issuance on April 15, 2016 by Mr. Adolfo Castro Rivas, Chief Executive Officer of Grupo Aeroportuario del Sureste, S. A. B. de C. V., and by the Audit Committee.