Form 20-F
period 2016-12-31
SOUTHEAST AIRPORT GROUP
filed 2017-04-28
CIK 1123452

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2016

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act, (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Item 2.                   Offer Statistics and Expected Timetable

Not applicable.

Item 3.                   Key Information

SELECTED FINANCIAL DATA

We publish our financial statements in Mexican pesos.  The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  Pursuant to IFRS, financial data in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F are stated in pesos.  Our financial statements for the year ended December 31, 2016 are subject to approval by our shareholders at the next annual stockholders’ meeting.

This Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.20.617 to U.S.$1.00, the exchange rate for pesos on December 30, 2016 as published by the U.S. Federal Reserve Board.  On April 21, 2017, the noon buying rate for pesos, as published by the U.S. Federal Reserve Board was Ps.18.843 per U.S.$1.00.

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

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2012.  The financial information included in the table below is derived from our audited consolidated financial statements, with the exception of information regarding ADSs and other operating data.

	As of and for the year ended December 31,
	2012		2013		2014		2015		2016
					(thousands of Mexican pesos)(1)				(thousands of dollars) (2)
Consolidated Income Statement Data:
IFRS:
Revenues:
Aeronautical services(3)	Ps.	2,849,136	Ps.	3,076,737	Ps.	3,319,672	Ps.	3,921,949	Ps.	4,532,194	U.S.$	219,828
Non-aeronautical services(4)	1,607,585		1,782,753		1,979,717		2,491,941		3,104,343		150,572
Construction services(5)	663,170		586,596		579,774		2,580,707		2,116,954		102,680
Total revenues	5,119,891		5,446,086		5,879,163		8,994,597		9,753,491		473,080
Operating expenses:
Cost of services	(984,495)		(995,157)		(1,081,376)		(1,144,327)		(1,336,385)		(64,820)
Construction expenses	(663,170)		(586,596)		(579,774)		(2,580,707)		(2,116,954)		(102,680)
Administrative expenses	(181,644)		(178,560)		(170,231)		(196,990)		(204,843)		(9,936)
Technical assistance fee(6)	(154,383)		(173,259)		(190,419)		(239,175)		(288,111)		(13,974)
Government concession fee(7)	(204,735)		(223,132)		(242,165)		(291,505)		(344,939)		(16,731)
Depreciation and amortization	(401,545)		(418,273)		(454,265)		(468,996)		(529,660)		(25,690)
Net comprehensive financing	54,778		18,641		(114,977)		(109,963)		(45,469)		(2,205)
Interest income	92,075		136,043		121,369		155,718		184,569		8,952
Interest expense	(22,363)		(76,291)		(81,814)		(97,017)		(126,186)		(6,120)
Exchange gain	32,270		150,239		205,798		379,741		738,648		35,827
Exchange loss	(47,805)		(191,350)		(360,330)		(548,405)		(842,500)		(40,864)
Gains on valuation of financial instruments	601		—		—		—		—		—
Participation in the results of joint ventures(8)	—		(143,452)		36,448		50,923		144,248		6,997
Income before taxes	2,584,697		2,746,298		3,082,404		4,013,857		5,031,378		244,040
Provision for taxes	(509,369)		(449,425)		(798,681)		(1,100,122)		(1,402,116)		(68,008)
Net income	2,075,328		2,296,873		2,283,723		2,913,735		3,629,262		176,033
Basic and diluted earnings per share(9)	6.92		7.66		7.61		9.71		12.10		0.59
Basic and diluted earnings per ADS(10)	69.18		76.56		76.12		97.13		120.98		5.87
Dividends per share(11)	Ps.	3.60	Ps.	8.40	Ps.	—	Ps.	5.10	5.60		0.27
Other Operating Data:
Total passengers (thousands of passengers)	19,246.64		21,079.66		23,157.56		26,140.99		28,407.05		28,407.05
Total air traffic movements (thousands of movements)	260.0		267.2		290.3		302.90		316.24		316.24
Total revenues per passenger	266.0		258.4		253.9		344.10		343.30		17.0
Consolidated Balance Sheet Data:
IFRS:
Cash and cash equivalents	Ps.	2,265,427	Ps.	1,259,562	Ps.	2,855,362	Ps.	2,084,160	Ps.	3,497,635	U.S.$	169,648
Total current assets	3,164,783		2,554,114		3,903,916		2,985,529		4,233,018		205,317
Account receivable from joint venture	—		1,348,555		1,567,608		1,851,423		1,886,546		91,504
Investments in joint venture accounted for by the equity method	—		1,400,957		1,621,028		1,944,708		2,489,302		120,740
Airport concessions, net	15,629,821		15,790,796		16,509,356		19,022,311		20,284,126		983,854
Total assets	19,109,238		21,416,494		23,924,521		26,125,884		29,216,091		1,417,087
Current liabilities	694,980		667,968		401,643		506,695		593,183		28,772
Total liabilities	2,638,243		5,132,278		5,173,425		5,717,833		6,462,137		313,437
Capital Stock	7,767,276		7,767,276		7,767,276		7,767,276		7,767,276		376,741
Net equity/stockholders’ equity	16,470,995		16,284,216		18,751,096		20,408,051		22,753,954		1,103,650
Consolidated Cash Flow Data:
IFRS:
Cash flow provided by operating activities	2,649,244		2,378,276		2,709,001		3,653,577		4,509,387		218,722
Cash flow used in financing activities	(1,483,470)		(77,340)		(98,482)		(1,627,017)		(1,789,873)		(86,815)
Cash flow used in investing activities	(539,008)		(3,308,039)		(1,034,945)		(2,816,554)		(1,366,696)		(66,290)
(Decrease) Increase in cash and cash equivalents	626,766		(1,007,103)		1,575,574		(789,994)		1,352,818		65,617

(1)          Except for operating data.  Per share and per passenger peso amounts are expressed in pesos (not thousands of pesos).

(2)          Except for operating data.  Translated into dollars at the rate of 20.617 per U.S. dollar, the Federal Reserve Board exchange rate for Mexican pesos at December 30, 2016.  Per share and per passenger dollar amounts are expressed in dollars (not thousands of dollars).

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

(11)   Dollar amounts per share were U.S.$0.243 in 2012, U.S.$0.567 in 2013, U.S.$0.297 in 2015 and U.S.$0.2716 in 2016, and per ADS were U.S.$2.431 in 2012, U.S.$5.673 in 2013, U.S.$2.965 in 2015 and U.S.$2.716 in 2016.  No dividends were distributed in 2014.  Per share dollar amounts are expressed in dollars (not thousands of dollars).

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2012	14.37	12.63	12.96	13.15
2013	13.43	11.98	13.10	12.76
2014	14.79	12.85	14.75	13.30
2015	17.36	14.56	17.20	15.87
2016	20.87	17.20	20.62	18.67
October 2016	19.34	18.49	18.79	18.89
November 2016	20.84	18.44	20.46	20.01
December 2016	20.74	20.22	20.62	20.50
2017
January 2017	21.90	20.75	20.84	21.40
February 2017	20.82	19.74	20.00	20.30
March 2017(2)	19.93	18.67	18.83	19.28

(1)   Average of month-end rates or daily rates, as applicable.

(2)   Through March 31, 2017.

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

On December 30, 2016, the U.S. Federal Reserve Board noon buying rate was Ps.20.617 per U.S.$1.00.  On April 21, 2017, the noon buying rate for pesos, as published by the U.S. Federal Reserve Board was Ps.18.843 per U.S.$1.00.

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

The air travel industry, and consequently, our results of operations, are substantially influenced by economic conditions in Mexico and the United States.  In 2014, 2015 and 2016, 59.5%, 61.1% and 61.1%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States, and 57.3%, 56.9% and 55.9% of our revenues from passenger charges in 2014, 2015 and 2016, respectively, were derived from charges imposed on international passengers. Similarly, in 2014,  2015 and 2016, 44.5%, 44.7% and 45.6%, respectively, of our passengers traveled on domestic flights, and 42.7%, 43.1% and 44.1% of our revenues from passenger charges in 2014, 2015 and 2016, respectively, were derived from domestic passenger charges.  When the economies of either the United States or Mexico are in recession, as they were when the gross domestic products of both countries declined in the fourth quarter of 2008 and again in 2009, the number of international passengers in our airports that arrive or depart on flights originating in or departing to the United States have been adversely affected.

We believe that our results of operations were affected differently by the U.S. and Mexican recessions of 2008 and 2009.  Because of the perception of Cancún, Cozumel and the Mayan Riviera as more economical vacation destinations, we believe that our airports were well-placed to take advantage of the economic recovery in the United States following the 2008-2009 recession.  We cannot predict how economic conditions in the United States may develop in the future or how these conditions will affect tourism and travel decisions.  In addition, whether destinations served by our airports will be viewed as adequate substitutes for other tourist destinations depends on a number of factors, including the perceived attractiveness, affordability and accessibility of Cancún, Cozumel and the Mayan Riviera as desirable vacation destinations.  We are unable to control many of these factors and, therefore, we cannot assure you that this substitution effect would occur again if the United States were to experience another recession.

In Mexico, the 2008-2009 recession resulted in an overall decrease in levels of domestic passenger traffic as compared to historical passenger traffic levels, although domestic passenger levels have increased in recent years as the economy has continued to recover. In 2015, domestic passenger traffic increased 13.5% from 2014.  In 2016, domestic passenger traffic increased 10.9% from 2015. Among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they did not benefit, and are unlikely to benefit in the future, from the substitution effect that we believe occurred with respect to passengers traveling to and from the United States.  In addition, a portion of our domestic passengers are business travelers, whose demand for travel was adversely affected by the 2008-2009 recession.  In recent years, there has been an uptick in domestic travel to certain destinations, such as Cancún (8.1%, 9.9% and 13.6% increases in passenger traffic in 2014, 2015 and 2016, respectively).  So far, our other airports have continued to experience fluctuations in their passenger traffic, but nearly all of them have returned to traffic levels at or above those prior to the 2008-2009 recession.

Further, Mexican and U.S. political and social developments, over which we have no control, may affect the economic environment in Mexico, and consequently, may contribute to economic uncertainty.  Such conditions may adversely affect our business and results of operations.

With over U.S.$70.0 billion in outstanding debt and a debt-to-GDP ratio of approximately 68.0%, the economy of the Commonwealth of Puerto Rico (“Puerto Rico”) has worsened in recent years.  In February 2014, Puerto Rico’s government debt was downgraded to non-investment grade by various credit rating agencies and certain government entities in Puerto Rico have failed to make certain debt payments, highlighting the fragility of its economy.  On June 30, 2016, United States President Barack Obama signed the Puerto Rico Oversight, Management and Economic Stability Act, or PROMESA, into law.  PROMESA aims to restructure Puerto Rico’s debt through certain measures, including the establishment of a seven-member Oversight Board to oversee the development of budgets and fiscal plans for Puerto Rico’s government and instrumentalities.  It is uncertain what the impact of PROMESA will have on the future business and economic conditions of Puerto Rico.  Further, a prolongation of Puerto Rico’s fiscal crisis, or a worsening of the crisis, could slow the Puerto Rico economy.   Aerostar Airport Holdings, LLC (“Aerostar”), our joint venture with Oaktree Capital and Highstar Aerostar, has operated the Luis Muñoz Marín (“LMM”) International Airport in Puerto Rico since February 27, 2013.  We do not believe that the economic state of Puerto Rico has had a material impact on the results of the LMM Airport joint venture, but if the economy there continues to worsen, it could adversely affect the business and operations of our joint venture.

Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico.

The recent 2016 presidential and congressional elections in the United States could result in significant changes in, and uncertainty with respect to, immigration and border policy.  Immigration reform, especially with respect to Mexico, continues to attract significant attention in the public arena and U.S. Congress. If new federal immigration legislation is enacted, such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States.  In addition, new immigration and border legislation could lead to uncertain economic conditions in Mexico that may affect leisure travel, including travel to and from Mexico. Such restrictions could have a material adverse effect on our passenger traffic results.

Political and economic conditions in Colombia could have a material adverse effect on our business and operations in the region.

In the spring of 2017, we, through our Cancún Airport subsidiary, entered into agreements to acquire a controlling interest in Airplan, S.A. (“Airplan”) and Aeropuertos de Oriente S.A.S. (“Oriente”). Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport and José María Córdova International Airport in Medellín, the Los Garzones Airport in Montería,  the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal.  Oriente has concessions to operate the following airports in Colombia: the Simón Bolivar Airport International Airport in Santa Marta, the Almirante Padilla Airport in Riohacha, the Alfonso

López Pumarejo Airport in Valledupar, the Camilo Daza International Airport in Cúcuta, the Palonegro International Airport in Bucaramanga and the Yariguíes Airport in Barrancabermeja (together with Airplan’s airports, the “Colombia Airports”).

Our business and results of operations at the Colombia Airports are dependent on the economic and political conditions prevailing in Colombia.  The Colombian government has historically exercised substantial influence on its economy, and is likely to continue to implement policies that will have an impact on the business and results of operations of entities in the country.  Potential changes in laws, public policies and regulations may cause instability and volatility in Colombia, which could have a material adverse impact on our business and results of operations.  Colombia has also experienced periods of criminal violence over the last four decades, primarily due to the activities of guerilla groups and drug cartels.  In response, the Colombian government negotiated a peace treaty with the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or “FARC”), which was approved by Colombia’s Congress in November 2016.  Despite these efforts, drug-related crime and guerilla activity continue to exist in Colombia.  These activities and the violence associated with them may have a negative impact on the Colombian economy and tourism in the region.  As such, our business operating the Colombia Airports could be adversely impacted by rapidly changing economic and social conditions in Colombia and by the Colombian government’s response to such conditions.

Fluctuations in international petroleum prices could reduce demand for air travel.

Fuel represents a significant cost for airlines.  International prices of fuel have experienced significant volatility in recent years.  Most of our airline customers use kerosene-based jet fuel, the price of which is based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport.  Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.81 per gallon on September 12, 2008, it has continued to fluctuate in 2016, with a high of U.S.$1.54 per gallon on December 27, 2016 and a low of U.S.$0.81 per gallon on January 20, 2016, according to the Energy Information Administration of the U.S. Department of Energy.  As of April 17, 2017, the U.S. Gulf Coast spot price for jet fuel was U.S.$1.56 per gallon.  The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities or any future terrorist attacks.  In addition, a number of airlines have engaged in hedging strategies with respect to fuel prices.  Because of the decline in fuel prices, there have been reports suggesting that these hedging strategies have resulted in those airlines incurring derivative-related liabilities.  Increases in airlines’ costs may result in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

The loss or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues.

The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability.  In December 2016, the International Air Transport Association, or “IATA,” issued its 2017 financial forecast for the global commercial airline industry, estimating net post-tax profits of about U.S.$29.8 billion, due to a rise in jet fuel prices and rise in unit costs.  The forecast also indicated that net profit margins were expected to decline to 4.1% in 2017.

Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers, including American Airlines (previously American Airlines and US Airways) (which accounted for 6.6% of our revenues in 2014, 4.7% in 2015 and 5.1% in 2016), United Air Lines (previously United Air Lines and Continental Airlines) (which accounted for 5.4% of our revenues in 2014, 4.2% in 2015 and 4.9% in 2016) and Interjet (which accounted for 5.4% of our revenues in 2014, 4.6% of our revenues in 2015 and 4.3% of our revenues in 2016).

On August 2, 2010, Mexicana, then one of Mexico’s two largest carriers and previously the airline which accounted for the largest share of our passenger traffic, filed for bankruptcy protection in Mexico and in the United States.  On August 28, 2010, Mexicana, Mexicana Click, formerly known as Aerovías Caribe, and Mexicana Link (which we refer to collectively as “Grupo Mexicana”) ceased operations, and Mexicana Click and Mexicana Link filed for bankruptcy protection on September 7, 2010.  Since Grupo Mexicana ceased operations, 100% of the routes that it flew have been taken over by other airlines, and passenger traffic levels at our airports have increased.  On April 4, 2014, a Mexican court declared Grupo Mexicana to be officially bankrupt and ordered the sale of its assets to repay its creditors.  Other airlines that serve our airports, including American Airlines, United Airlines and Delta Airlines, have also undergone bankruptcies over the past 10 years.

We do not have contracts with any airlines that obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. Our current agreements with our principal airline customers will be eligible for renegotiation in 2017 and 2018.  We have signed four contracts and are in the process of finalizing five more.  We do not have any contracts that will expire before April 30, 2017.  We expect that we will continue to generate a significant portion of our revenues from a relatively small number of airlines in the foreseeable future.  Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.

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

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination.  In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance solely with respect to income taxes.  As of April 24, 2017, however, our appeal is still pending resolution with respect to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws.  If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

The FAA could downgrade Mexico’s air safety rating again, which could result in a decrease in air traffic between the United States and our airports.

On July 30, 2010, the United States Federal Aviation Administration (“FAA”) announced that, following an assessment of Mexico’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (“ICAO”), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2.”  Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances, code-sharing arrangements between Mexican and United States’ airlines were suspended and operations by Mexican airlines flying to the United States were subject to greater FAA oversight.  These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines or, in some cases, an increase in that cost of service, which resulted in a decrease in demand for travel between our airports and the United States.  3.3%, 3.4% and 6.2% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2014, 2015 and 2016, respectively.

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

In 2016, Ps.8,061.4 million (including construction services) or 82.7% of our revenues were derived from operations at Cancún International Airport.  During 2014, 2015 and 2016, Cancún International Airport represented 75.4%, 75.0% and 75.4%, respectively, of our passenger traffic and 50.4%, 53.3% and 54.4%, respectively, of our air traffic movements.  The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control.  For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico.  Although these reports generally indicate that this increase in violence affects mostly cities in northern Mexico and the west coast of Mexico and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit.  In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination.  We cannot assure you that tourism in Cancún will not decline in the future.  Any event or condition affecting Cancún International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

Increases in prevailing interest rates could adversely affect our financial condition.

An increase in prevailing interest rates could adversely affect our financial condition. As of December 31, 2016, we had U.S.$215.0 million in outstanding indebtedness, consisting   of loans obtained by our Cancún airport subsidiary on February 15, 2013 and whose maturity was extended on July 17, 2015.  The outstanding indebtedness is charged interest at a rate based on the one-month London Interbank Offered Rate (“LIBOR”) plus a margin ranging from 175 to 185 basis points.  LIBOR fluctuates on a regular basis.  Any increased interest expense associated with increases in interest rates affects our ability to service our debt absent the benefit from any hedging arrangements.  All of our current U.S. dollar-denominated debt is un-hedged.  Accordingly, an increase in the prevailing LIBOR applicable to our loans would increase our debt service costs, which in turn would negatively affect our results of operations.  For further details regarding our indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

Historically, a majority of our revenues have been from aeronautical services, and our principal source of aeronautical revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2016, passenger charges represented 36.8% of our consolidated revenues.

On February 1, 2016, the World Health Organization designated the Zika virus and its suspected complications in newborns an international public health emergency.  The U.S. Department of Health and Human Services’ Center for Disease Control and Prevention has issued a travel advisory for people traveling to regions within the Zika virus outbreak, which include popular destinations in Mexico and Puerto Rico.  While we do not believe these travel advisories to Mexico and Puerto Rico have negatively affected the frequency and pattern of travel to our airports, any future public health crises and related travel advisories could disrupt our operations or significantly affect passenger and cargo traffic levels.

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

The proper functioning of our information systems is important to the successful operation of our business.  If critical information systems fail or are otherwise unavailable, our ability to provide airport services at our airports, collect accounts receivable, pay expenses and maintain our security and customer data, could be adversely affected.  In addition, incidents such as cyber-attacks, viruses, other destructive or disruptive software or activities, process breakdowns, outages or accidental release of information could adversely affect our technological systems and result in a disruption to our operations, the improper disclosure of personal, privileged or confidential information, or unauthorized access to our digital content or any other type of intellectual property. Currently, our information systems are protected with backup systems, including physical and software safeguards and a cold site to recover information technology operations.  These safety components reduce the risk of disruptions, failures or security breaches of our information technology infrastructure and are reviewed periodically by external advisors.  Nonetheless, any such disruption, failure or security breach of our information technology infrastructure, including our back-up systems, could have a negative impact on our operations.

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

In 2014, 2015 and 2016, 67.8%, 67.4% and 65.0%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport.  As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.  Furthermore, construction of a new international airport in Mexico City began in 2015 to replace Mexico City International Airport, which is currently operating at full capacity.  Construction on that new airport is expected to be completed in 2020 and result in a modern facility with six runways and the capacity to handle approximately 120 million passengers annually, or four times the passenger volume of the Mexico City International Airport.  We cannot assure you that the operations of the Mexico City International Airport will not decrease or be adversely affected by construction in the future. In 2016, overall domestic passenger traffic to and from Mexico City increased 7.0%.

Additionally, Toluca International Airport, which is located 64 km from Mexico City, at some point emerged as a complementary airport to Mexico City International Airport, but has recently reduced air traffic operations due to the transfer of low-cost airline operations to the Mexico City International Airport.  Toluca International Airport is largely served by low-cost airlines that cater to domestic passengers.  Traffic to and from Toluca represented 2.0% of domestic passengers traveling through our airports in 2014, 1.5% in 2015 and decreased to 1.2% of domestic passengers in 2016. Any event or condition that adversely affects Mexico City area airports could adversely affect our business, results of operations, prospects and financial condition.

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

In recent years, many airlines have reported substantial losses.  Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral.  Furthermore, passenger charges, which accounted for 36.8% of our revenues in 2016, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight.  If any of our key customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges.  For example, as a result of the Grupo Mexicana bankruptcy, we estimate that Ps.128.0 million in accounts receivable could be at risk of not being recovered, which represented 21.6% of our total accounts receivable as of December 31, 2016.  We are an unsecured creditor with respect to these amounts, and we cannot assure you how much, if any, of these amounts we will be able to recover.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 36.3% of our total employees as of December 31, 2016), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our business or results of operations.

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

In addition, in November 2008, as part of our purchase of 130 hectares of land in the bay of Huatulco for Ps.286.3 million from the National Tourism Fund, or FONATUR, we agreed to construct at least 450 and up to 1,300 hotel rooms.  In connection with the construction of these hotel rooms, we had agreed to meet a series of construction milestones, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction.  We had completed and presented a master development plan and FONATUR had granted us an extension of time to submit architectural plans, which were due on May 15, 2013.  However, on March 26, 2013, FONATUR relieved us of the obligation to submit the architectural plans and complete the construction projects within a specific timeframe.  Therefore, we no longer need to request an extension from FONATUR and we are no longer subject to penalties by FONATUR if we do not submit the plans or complete the construction project within the allotted time.  However, we are still required to meet all other obligations, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction.  As of March 26, 2013, FONATUR no longer imposes a mandatory deadline for investments.  For more information on the development in the bay of Huatulco, please see “Item 4. Information on the Company—Business Overview—Other Properties.”

We are exposed to risks related to other business opportunities.

In the spring of 2017, we, through our Cancún Airport subsidiary, entered into agreements to acquire a controlling interest in Airplan, S.A. (“Airplan”) and Aeropuertos de Oriente S.A.S. (“Oriente”).  Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport and José María Córdova International Airport in Medellín, the Los Garzones Airport in Montería,  the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal.  Oriente has concessions to operate the following airports in Colombia: the Simón Bolivar Airport International Airport in Santa Marta, the Almirante Padilla Airport in Riohacha, the Alfonso López Pumarejo Airport in Valledupar, the Camilo Daza International Airport in Cúcuta, the

Palonegro International Airport in Bucaramanga and the Yariguíes Airport in Barrancabermeja (the “Colombia Airports”).  Following consummation of the acquisitions, we will own approximately 92.42% of the capital stock of Airplan and 97.26% of the capital stock of Oriente.  The transaction is expected to finalize in the summer of 2017.  We will purchase the interest for an aggregate price of approximately U.S.$262 million (Ps.4,896.8 million at an exchange rate of Ps.18.69 on April 10, 2017), subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan and Oriente.  We expect to pay U.S.$62 million of the purchase price with cash on hand, and obtained a loan from BBVA to pay the balance of the purchase price.

Risks and uncertainties related to our interest in the Colombia Airports include the diversion of attention of our senior management from the operation of our daily business, entering a new market in which we have limited experience and the possibility that revenues from the concessions may not offset increases in operating expenses associated with the concessions.  We may also explore other business opportunities from time to time, which may result in risks and uncertainties similar to those described above.  Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our revenues, expenses and net income.

In July 2012, the Puerto Rico Ports Authority granted Aerostar, our joint venture with Oaktree Capital and Highstar Aerostar, a concession to operate the Luis Muñoz Marín International Airport under the United States FAA’s Airport Privatization Pilot Program.  On February 27, 2013, the transaction was finalized and Aerostar began operating the LMM Airport.  In relation to Aerostar’s lease of the LMM Airport (the “Lease”), our Cancún airport subsidiary entered into a U.S.$215.0 million credit facility with Bank of America Merrill Lynch and BBVA Bancomer to make capital contributions to Aerostar required by Aerostar’s Operating Agreement.  The credit facility was amended on July 17, 2015 to increase the unsecured term loan commitments to U.S.$300.0 million and to extend the facility’s final maturity to July 2022.  Certain covenants in this credit facility restrict our ability to incur debt in the future, which could in turn limit our ability to pursue other business opportunities.  For a more detailed description of the terms of this credit facility, see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Indebtedness.”  Additionally, our Cancún airport subsidiary pledged its membership interests in, and subordinated loan to, Aerostar, as collateral for debt incurred by Aerostar to fund a portion of the concession fee and contingent liabilities related to the concession.  Our Cancún airport subsidiary’s incurrence of debt and pledge of assets may limit our ability to obtain financing for future acquisitions or transactions.

In addition, other risks and uncertainties related to our interest in the LMM Airport concession include the diversion of the attention of our senior management from the operation of our daily business, the possibility that revenues from the concession may not offset increased operating expenses associated with the concession or that the future valuations of the concession may differ from the concession fee that we paid, and Aerostar’s potential assumption of liabilities.  We may also explore other business opportunities from time to time, which may result in risks and uncertainties similar to those described above.  Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our revenues, expenses and net income.

Our LMM Airport business is conducted through Aerostar, our joint venture with Oaktree Capital, over which we share joint control.

We and Oaktree Capital (formerly Highstar Capital), through investment funds Highstar Capital IV and Highstar Aerostar, each have a 50.0% interest in our joint venture, Aerostar.  All operating and management decisions relating to Aerostar, except for major decisions, require the approval of the majority of the votes of the managers, provided that at least one manager appointed by each member votes in the affirmative.  However, major decisions, including requiring the members to make additional capital contributions, setting Aerostar’s annual budget and approving distributions to Aerostar’s members, require the unanimous vote of Aerostar’s managers.

Our interests and strategies in Aerostar’s operation of the LMM Airport may differ from those of Oaktree Capital given that our Cancún airport subsidiary made a subordinated shareholder loan to Aerostar in addition to its equity investment, because of the different nature of our respective businesses and for other reasons.  These diverging interests may impair our ability to reach agreement with Oaktree Capital on certain major decisions.   In the event the managers appointed by each of our Cancún airport subsidiary and Oaktree Capital cannot reach agreement on major decisions and there is a deadlock, any manager may refer the deadlock to the Chief Executive Officers of ASUR or Oaktree Capital.  If the Chief Executive Officers are unable to resolve the deadlock, then the matter will be referred to a non-binding mediation process.  Finally, if the matter is not resolved through mediation, then either member can submit the dispute to final and binding arbitration.  In the event that we do not reach an agreement with Oaktree Capital on an issue that requires unanimous approval of the managers, the delay and cost resulting from a deadlock could adversely affect the operations of the LMM Airport and in turn could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market prices of our membership interests in Aerostar.

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

In the event that any one of our Mexican concessions is terminated, whether through reversion (rescate) or otherwise, our other Mexican concessions may also be terminated.  Thus, the loss of any of our concessions would have a material adverse effect on our business and results of operations.  For a discussion of events which may lead to a termination of a Mexican concession, see “Item 4. Information on the Company—Mexican Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”  Moreover, we are required to continue operating each of our nine Mexican airports for the duration of our concessions, even if one or more of them are unprofitable.

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

Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated.  In 2014, 2015 and 2016, 56.5%, 43.6% and 46.5%, respectively, of our total revenues were earned from aeronautical services, which are subject to price regulation under our maximum rates.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms.  Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our master development programs or the obligation under concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

Historically, we have set the prices we charge for regulated services at each airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport.  We expect to continue to pursue this pricing strategy in the future.  For example, in 2016, our revenues subject to maximum rate regulation represented 99.9% of the amount we were entitled to earn under the maximum rates for all of our airports.  There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index (excluding petroleum)).  However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight.  Such tariffs for the services that we provide to international flights or international passengers are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions.  From December 31, 2015 to December 31, 2016, the peso depreciated by 19.9%, from Ps.17.20 per U.S.$1.00 on December 31, 2015 to Ps.20.62 per U.S.$1.00 on December 30, 2016.  For a detailed description of historical exchange rates, see “Item 3. Key Information—Exchange Rates.”  In the event that any one of our concessions is terminated, our other concessions may also be terminated.

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

Since 2013, the peso has decreased substantially in value against the U.S. dollar, and if this depreciation continues, it could (notwithstanding other factors) lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic.  In 2016, the peso depreciated 19.9 % against the U.S. dollar.  Any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers.  Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers.

In addition, depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the Series B shares, as well as the dollar value of any dividend or other distributions that we may make.

As of December 31, 2016, 69.6% of our liabilities (approximately U.S.$218.1 million) were dollar-denominated.  These liabilities consist primarily of U.S.$215.0 outstanding under a U.S.$300 million credit facility with BBVA Bancomer and Merrill Lynch, which is denominated in U.S. dollars and which matures on July 17, 2022.  Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings, we may incur dollar-denominated debt to finance all or a portion of these investments.  A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

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

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by 1.6% and inflation increased by 2.5%. GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009.  In 2010, the Mexican economy began to recover, with GDP increasing by 5.5% and inflation at 4.4%.  In 2011, Mexican GDP increased 3.7% with inflation decreasing to 3.8%.  In 2012, GDP increased 3.9% with inflation decreasing to 3.6%.  In 2013, Mexican GDP increased 1.1% and inflation increased to 3.9%. In 2014, Mexican GDP increased 2.6% and inflation increased to 4.1%.  In 2015, Mexican GDP increased 2.5% and inflation decreased to 2.1%. In 2016, Mexican GDP increased 2.8% and inflation increased to 3.4%.

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

After 12 years of government control by the National Action Party (“PAN”), the candidate for president of the Institutional Revolutionary Party (“PRI”), Enrique Peña Nieto, won the presidential election in 2012.  Mr. Peña Nieto took over the presidency at a time when Mexico’s economy was improving and he promised to continue improving the economy, generate growth and employment, and contain drug related violence and crime. However, we cannot assure you that the current or any future administration will maintain business friendly and open market economic policies and policies that stimulate economic growth and social stability.  In 2013, Mexican congress passed an energy reform plan, opening the doors of the state-controlled energy industry to foreign investment, and a comprehensive tax reform plan.  Any further changes in the Mexican economy or the Mexican government’s economic policies may have a negative effect on our business, financial condition and results of operations.  In addition, because no single party currently has a clear majority in congress, government gridlock and political uncertainty may occur. National presidential and legislative elections are set to take place on July 1, 2018.  A change in leadership and party control could result in economic or political conditions in Mexico that could materially impact our operations.  We cannot provide any assurances that political or social developments in Mexico, over which we have no control, will not have an adverse effect on Mexico’s economic situation and on our business, results of operations, financial condition and ability to repay our indebtedness.  Finally, we cannot provide any assurances that the government will successfully contain drug related violence and crime.  If media outlets continue to report an increase in the level of drug-related violence in Mexico, the desirability of the locations in which we operate as tourist destinations can be affected, which could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

The results of the 2016 United States presidential election may create uncertainty for relations between Mexico and the United States, and could have a material adverse effect on our business, financial condition and results of operations.

On January 20, 2017, Mr. Donald J. Trump was sworn into office as the President of the United States.  As a presidential candidate, Mr. Trump expressed his intention to make changes related to immigration and trade, including the renegotiation of the North American Free Trade Agreement, or NAFTA, and raised the possibility of imposing increases on tariffs on goods imported into the United States, particularly from Mexico.  The United States is Mexico’s primary trading partner, and receives over 80 percent of Mexico’s total exports.  Weakened trading ties between Mexico and the U.S. could hurt industrial growth in the Mexican economy.  Further, President Trump has expressed intentions to increase enforcement efforts in connection with immigration policy.  If new federal immigration legislation is enacted, such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States.  In addition, new immigration legislation could lead to uncertain economic conditions in Mexico that may affect leisure travel, including travel to and from Mexico.  Such restrictions could have a material adverse effect on our passenger traffic results.  Following the election of President Trump, the Mexican peso has experienced volatility in its depreciation against the U.S. dollar.  If this depreciation continues, it could lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic.  Any attempt by President Trump to implement changes to United States-Mexico policy, including actions to withdraw from or materially modify NAFTA and to implement immigration reform, could have a material adverse effect on our business, financial condition or results of operations.

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

The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for United States inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement).  The agreement was amended in 2012 to provide for quarterly payments of the fee.  The fixed dollar amount decreased during the agreement’s initial five years.  The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002.  Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the United States consumer price index) as from the first anniversary of the technical assistance agreement.  In 2016, the fixed amount was U.S.$2.9 million.  We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  In 2014, 2015 and 2016, the technical assistance costs were Ps.190.4 million, Ps.239.2 million and Ps.288.1 million, respectively, greater than the fixed cost of Ps.41.9 million, Ps.48.6 million and Ps.60.0 million, respectively, for the same periods.

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

Under our bylaws and the technical assistance agreement, ITA has the right to elect two members of our Board of Directors (which currently consists of nine members) and their alternates, and to present the Board of Directors the name or names of the candidates for appointment as our chief executive officer, to remove our chief executive officer and to appoint and remove half of our executive officers.  As the holder of the Series BB shares, ITA’s consent is also required to approve certain corporate matters so long as ITA’s Series BB shares represent at least 7.65% of our capital stock.  In addition, our bylaws and the technical assistance agreement contain certain provisions designed to avoid conflicts of interest between ASUR and ITA.  The rights of ITA in our management are explained in “Item 6. Directors, Senior Management and Employees—Committees.”

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

On October 13, 2010, Copenhagen Airports consummated the sale of its 49.0% stake in ITA to Mr. Chico Pardo.  As a result of this transaction, Mr. Chico Pardo became the direct or indirect owner of 100% of the shares of ITA.  On January 4, 2012, Fernando Chico Pardo consummated the sale of an entity that owns and controls 49.0% of the shares of ITA, Corporativo Galajafe, S.A. de C.V. (“Corporativo Galajafe”) (now Remer Soluciones), to Grupo ADO.  On November 11, 2013, Corporativo Galajafe merged into Remer Soluciones, the total capital stock of which is 99% owned by Grupo ADO.  On April 27, 2015, Remer Soluciones exercised its option to acquire an additional 1.0% interest in the outstanding shares of ITA for a purchase price of U.S.$4.6 million.  In light of such purchase, Remer Soluciones and Fernando Chico Pardo each own 50.0% of ITA.  See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—ITA Trust.”

Mr. Chico Pardo is the founder and President of Promecap, S.C. since 1997.  He was appointed by ITA as a member of our Board of Directors and has been Chairman of the Board since April 28, 2005.  He has also served as a board member of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México, Grupo Posadas de México and Grupo Saltillo.

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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2014		2015		2016		2017		2018		Totals
	(millions of constant pesos as of December 31, 2016)(1)

Cancún	942.7	(2)	2,659.9	(2)	1,673.50	(2)	1,019.0	(2)	255.6	(2)	6,550.7	(2)
Cozumel	29.1		71.5		25.9		72.2		7.0		205.7
Huatulco	63.8		64.4		6.9		8.9		7.6		151.6
Mérida	77.2		213.8		105.3		45.6		4.6		446.5
Minatitlán	48.6		28.7		12.1		2.3		4.8		96.5
Oaxaca	10.7		33.8		43.5		15.6		6.8		110.4
Tapachula	16.9		29.8		2.8		5.0		9.2		63.7
Veracruz	232.6		208.8		9.0		7.2		6.3		463.9
Villahermosa	41.6		57.9		60.6		6.6		13.8		180.5
Total	1,463.2		3,368.6		1,939.6		1,182.4		315.7		8,269.5

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2016, we have invested Ps.1,902.28 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
Airport	January 1, 2014 — December 31, 2018		January 1, 2019 — December 31, 2023	January 1, 2024 — December 31, 2028
	(millions of constant pesos as of December 31, 2016)(1)

Cancún	6,550.7	(2)	1,710.0	1,583.6
Cozumel	205.7		72.2	151.8
Huatulco	151.6		171.4	110.9
Mérida	446.5		186.9	122.9
Minatitlán	96.5		35.6	76.1
Oaxaca	110.4		123.9	99.8
Tapachula	63.7		43.0	72.1
Veracruz	463.9		130.5	151.4
Villahermosa	180.5		121.3	156.5
Total	8,269.5		2,594.8	2,525.1

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2016, we have invested Ps.1,902.28 million (which is included in the investment commitments for this period shown above).

BUSINESS OVERVIEW

We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998.  As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities.  We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers.  Our concessions include the concession for Cancún International Airport, which was the second busiest airport in Mexico in 2016 in terms of passenger traffic, and the first busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation.  We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

In addition, our joint venture Aerostar holds a lease to operate, maintain and develop the LMM Airport, in San Juan, Puerto Rico, for forty years from February 27, 2013.

Mexico

Mexico is one of the main tourist destinations in the world.  Mexico has historically ranked in the top 10 countries worldwide in terms of foreign visitors, with approximately 35 million visitors in 2016, according to the Mexican Ministry of Tourism.  Within Latin America and the Caribbean, Mexico ranked first in 2016 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization.  The tourism industry is one of the largest generators of foreign exchange in the Mexican economy.  Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2016, according to the Mexican Ministry of Tourism.  Cancún International Airport represented 75.4%, 75.0% and 75.4% of our passenger traffic volume and 75.8%, 77.5% and 82.7% of our revenues in 2014, 2015 and 2016, respectively.  As of December 31, 2016, Cancún had 31,662 hotel rooms, according to the Mexican Ministry of Tourism.  We believe that Cancún International Airport benefits from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas.  According to the Mexican National Trust for Tourism Development, the Mayan Riviera had 37,336 hotel rooms as of December 31, 2016.

Our Mexican airports served approximately 23.2 million passengers in 2014, approximately 26.1 million passengers in 2015 and approximately 28.4 million passengers in 2016.  For year-by-year passenger figures, see “Item 4. Information on the Company—Business Overview—Our Mexican Airports.”

The United States currently is a significant source of passenger traffic volume in our airports.  In 2014, 2015 and 2016, international passengers represented 55.5%, 55.3% and 54.4%, respectively, of the total passenger traffic volume in our airports.  In 2014, 2015 and 2016, 59.5%, 61.1% and 61.1%, respectively, of the international passengers in our airports traveled on flights originating in or departing to the United States.   As of December 31, 2016,

nine Mexican and 69 international airlines, including United States-based airlines such as American Airlines (previously American Airlines and U.S. Airways) and United Air Lines (previously United Air Lines and Continental Airlines), were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our airports.

The following table sets forth our revenues for the period presented.

	Year Ended December 31,
	2014		2015		2016
	(thousands of pesos)
Revenues:
Aeronautical Services	Ps.	3,319,672	Ps.	3,921,949	Ps.	4,532,194
Non-Aeronautical Services		1,979,717		2,491,941		3,104,343
Construction Services		579,774		2,580,707		2,116,954
Total	Ps.	5,879,163	Ps.	8,994,597		9,753,491

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

Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services.  Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense.  Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft.  In 2014, 2015 and 2016, 56.5%, 43.6% and 46.5% of our consolidated revenues, respectively, were derived from aeronautical services.

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers).  We do not collect passenger charges from arriving passengers.  Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline.  As of March 2017, the charge for international passengers was U.S.$22.52, U.S.$25.56, U.S.$25.69, U.S.$25.69, U.S.$21.55, U.S.$22.41, U.S.$21.64, U.S.$23.71 and U.S.$23.71 for the Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa Airports, respectively.   As of March 2017, the charge for domestic passengers was Ps.139.65, Ps.150.00, Ps.296.55, Ps.297.41, Ps.357.76, Ps.353.45, Ps.317.24, Ps.260.34 and Ps.241.38 for the Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa

Airports, respectively.   International passenger charges are currently dollar denominated, but generally collected in pesos based on the average exchange rate during the month prior to the flight.  Domestic passenger charges are peso-denominated.  In each of 2014, 2015 and 2016, passenger charges represented 80.1%, 80.2% and 79.2%, respectively, of our aeronautical revenues and 45.2%, 35.0% and 36.8%, respectively, of our total consolidated revenues.  From time to time, including in 2016, we have offered discounts on passenger charges at certain of our airports.

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

Non-aeronautical Services

General

Non-aeronautical services have historically generated a proportionately smaller portion of our revenues, but have become an increased source of revenues in recent years.  Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport).  In 2014, 2015 and 2016, 29.7%, 24.6% and 28.4% of our consolidated revenues, respectively, were derived from commercial revenues as defined under the Mexican Airport Law.

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

In 2011, we opened nine commercial spaces, including six in Cancún, one in Cozumel, one in Minatitlán and one in Tapachula.  In 2012, we opened six commercial spaces, including three in Villahermosa, two in Mérida and one in Veracruz.  In 2013, we opened 27 commercial spaces, including 21 in Cancún, two in Villahermosa, one in Veracruz, one in Cozumel and two in Oaxaca.  In 2014, we opened 52 commercial spaces, including 32 in Cancún, four in Mérida, three in Villahermosa, two in Veracruz, five in Cozumel, three in Oaxaca, two in Huatulco and one in Minatitlán.  In 2015, we opened 19 commercial spaces, including 14 in Cancún, one in Mérida, one in Veracruz, one in Oaxaca, one in Huatulco and one in Minatitlán. In 2016, we opened 21 commercial spaces, including 10 in Cancún, two in Mérida, one in Villahermosa, six in Veracruz and two in Huatulco.

We believe that revenues from commercial activities account for 25.0% or more of the consolidated revenues of many leading international airports.  Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in our airports.

Within our nine Mexican airports, we leased 597 commercial premises through 336 contracts with tenants as of December 31, 2016, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies.  Our most important tenants in terms of occupied space and revenue in 2016 were Aldeasa and Controladora Mera and its affiliates.

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

Automobile Parking and Ground Transport

Each of our Mexican airports has public car parking facilities consisting of open-air parking lots.  The only Mexican airport at which we do not charge parking fees is Cozumel.  Revenues from car parking at our Mexican airports currently are not regulated, although they could become regulated upon a finding by the COFECE there are no competing alternatives.

We collect revenues from various commercial vehicle operators, including taxi, bus and other ground transport operators.  Our revenues from permanent providers of ground transport services, such as access fees charged to taxis, are regulated activities, while our revenues from non-permanent providers of ground transport services, such as access fees charged to charter buses, are not regulated revenues.  The concession agreements in Cancún will expire in May 2020. The concession agreements at the other airports will expire between 2017 and 2020.

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

Fuel

All airport property and installations related to the supply of aircraft fuel were retained by the Mexican Airport and Auxiliary Services Agency in connection with the opening of Mexico’s airports to private investment.  Pursuant to our concessions, the Mexican Airport and Auxiliary Services Agency has entered into agreements obligating it to pay each of our subsidiary concession holders a fee for access to our facilities equivalent to 1.0% of the service charge for fuel supply.  As of January 1, 2015, and as a result of certain structural reforms in Mexico’s constitutional and regulatory framework in connection with, among other things, the energy sector, private parties are now eligible to commercialize and sell fuel in airports to air carriers and third-party service providers of non-aeronautical services.  In order to commercialize and sell fuel in airports, such third parties would require a permit from the Energy Regulatory Commission.  In addition, the sale of fuel to third-party service providers of non-aeronautical services would require that such service providers obtain the favorable opinion from the Ministry of Energy, the Ministry of Communications and Transportation and the office of Mexico’s attorney general.  As of April 28, 2017, no third-party service providers are currently operating at any of our Mexican airports.

Our Mexican Airports

In 2016, our Mexican airports served a total of 28.4 million passengers, 54.4% of which were international passengers. In 2016, Cancún International Airport accounted for 75.4% of our passenger traffic volume and 82.7% of our revenues from our nine Mexican airports.

All of our Mexican airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our Mexican airports based on flight origination or destination.

Passengers by Flight Origin or Destination(1)
(in thousands)

	Year Ended December 31,
Region	2012	2013	2014	2015	2016	Percentage of Total 2016
Mexico(2)	8,941	9,718	10,664	12,061	13,330	46.9%
United States	6,174	6,801	7,646	8,836	9,441	33.2%
Canada	1,777	1,685	1,883	1,995	2,071	7.3%
Europe	1,499	1,790	1,704	1,690	1,764	6.2%
Latin America	855	1,085	1,260	1,559	1,801	6.4%
Asia and others	1	1	0	0	0	0%
Total	19,247	21,080	23,157	26,141	28,407	100%

(1)   Figures exclude passengers in transit and private aviation passengers.

(2)        Figures include domestic flights taken by international passengers; in 2016, such flights accounted for 2.4% of all flights traveling within Mexico to our airports.

In 2014, 2015 and 2016, 67.8%, 67.4% and 65.0%, respectively, of our domestic passengers traveled to or from Mexico City.

The following table sets forth the total traffic volume and air traffic movements in our nine Mexican airports for the periods presented:

Airport Traffic

(in thousands)

	Year ended December 31,
	2012	2013	2014	2015	2016
Passengers:
Total	19,246.6	21,079.6	23,157.6	26,141.0	28,407.0
Air traffic movements:
Total	260.0	267.2	290.3	302.9	316.2

The following table sets forth the passenger traffic volume for each of our Mexican airports during the periods indicated:

Passenger Traffic
(in thousands)

	Year ended December 31,
	2012	2013	2014	2015	2016

Cancún	14,463.5	15,962.2	17,455.4	19,596.5	21,415.8
Mérida	1,233.7	1,316.2	1,437.0	1,663.6	1,944.8
Villahermosa	960.1	1,014.4	1,121.4	1,273.1	1,240.8
Veracruz	894.5	1,010.8	1,157.5	1,249.9	1,315.9
Oaxaca	473.1	510.3	542.3	663.2	746.9
Huatulco	473.3	484.6	519.6	618.8	662.8
Cozumel	457.2	449.9	514.5	553.8	538.1
Minatitlán	133.2	174.9	234.7	256.4	233.2
Tapachula	158.0	156.3	175.2	265.7	308.8
Total	19,246.6	21,079.6	23,157.6	26,141.0	28,407.1

The following table sets forth the air traffic movements in each of our Mexican airports  during the periods indicated:

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2012	2013	2014	2015	2016

Cancún	127,876	135,800	146,238	161,381	171,979
Veracruz	30,429	32,435	33,233	30,172	27,528
Mérida	28,204	27,842	31,731	33,340	37,050
Villahermosa	22,143	22,017	25,096	22,564	21,615
Oaxaca	15,851	14,529	15,267	15,249	17,312
Cozumel	14,919	13,865	14,866	16,321	15,858
Tapachula	7,227	7,728	8,657	8,989	9,373
Huatulco	7,226	6,846	7,774	8,268	8,892
Minatitlán	6,159	6,100	7,418	6,615	6,631
Total	260,034	267,162	290,280	302,899	316,238

(1)         Includes departures and landings.

The following table sets forth the air traffic movements in our Mexican airports for the periods indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category

	Year ended December 31,
	2012	2013	2014	2015	2016

Commercial Aviation	205,754	216,594	236,741	248,213	264,293
Charter Aviation	10,288	9,540	6,970	8,142	5,895
General Aviation(1)	43,992	41,028	46,569	46,544	46,050
Total	260,034	267,162	290,280	302,899	316,238

(1)         General aviation generally consists of small private aircraft.

Cancún International Airport

Cancún International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues.  In 2016, Cancún International Airport was the second busiest airport in Mexico in terms of passenger traffic and the first busiest in terms of international passengers in regular service, according to the General Office of Civil Aviation, Mexico’s federal authority on aviation. The airport is located approximately 16 kilometers (10 miles) from the city of Cancún, which has a population of 804,456.  A substantial majority of the airport’s international passengers (58.7% in 2014, 60.7% in 2015 and 61.0% in 2016) began or ended their travel in the United States.    The airport’s most important points of origin and destination are Mexico City, Monterrey, Dallas, Atlanta, Toronto and Houston.  Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the economies of the United States or Mexico.”

During 2016, approximately 21.4 million passengers traveled through Cancún International Airport, principally through Terminal 2 and Terminal 3, which was opened in May 2007.  After having closed in October 2005 following Hurricane Wilma, Terminal 1 was reopened in November 2013 to service an increased flight schedule of low-cost airlines such as VivaAerobus and MagniCharters.

Cancún is located in the state of Quintana Roo.  Cancún and its surroundings were the most visited international tourism destination in Mexico in 2016, according to the Mexican Ministry of Tourism.  According to the Mexican National Trust for Tourist Development, the Cancún area had 31,662 hotel rooms as of December 31, 2016.  Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún International Airport.  By air, Cancún is approximately one and a half to five hours from most major cities in the United States and 10 to 13 hours by air from most major European cities.

Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites.  Cancún International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal.  According to the Mexican National Trust for Tourism Development, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of 68,998 hotel rooms as of December 31, 2016.

Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business is highly dependent upon revenues from Cancún International Airport.”

The airport’s facilities include Terminal 1 (the charter and low-cost airline terminal), Terminal 2 (the old main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the new terminal that commenced operations in May 2007 as described below) and a general aviation building that handles private aircraft.  The airport has 53 gates, 26 of which are accessible by passenger walkways. Terminal 1 has seven contact gates, Terminal 2 has nine gates accessible by passenger walkways, three contact gates and 11 remote gates and Terminal 3 has 17 boarding gates accessible by passenger walkways and six remote gates.  The airport has 399 retail outlets located throughout Terminals 1, 2 and 3, and one bank branch located in Terminal 2.

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

The construction of the Terminal 4 has commenced.  The new terminal is to be located to the west of the existing airport facilities, between runways 12L and 12R.  The terminal building will initially have a surface area of more than 64,000 square meters, as well as 10 security filters, and 12 aircraft parking stands, each with its own boarding bridge.  It has been designed to be easily expandable when capacity increases are required, without causing disruption in day-to-day operations, and so that it may be used by both domestic and international passengers while maintaining completely separate passenger flows.  The terminal is laid out on two levels, with the upper level for departing passengers and the mezzanine and lower levels for arriving passengers.

Cancún International Airport currently has two runways.  The first runway has a length of 3,500 meters (2.2 miles).  The second runway, which was completed in 2009, has a length of 2,800 meters (1.7 miles).  Along with the second runway, we also built a new control tower at Cancún airport in 2009.

In April 2006, we obtained a license to develop cargo facilities at Cancún International Airport, which are currently being operated by Caribbean Logistics, S.A. de C.V. (previously Asur Carga, S.A. de C.V.).  As of February 10, 2017, we charge taxis and passenger vans an access fee of Ps.21.55, and buses an access fee of Ps.37.07, upon entering the airport.

Mérida International Airport

Mérida International Airport serves the inland city of Mérida, which has a population of 908,522 and surrounding areas in the state of Yucatán.  Mérida International Airport ranked second  among our airports in 2016 in terms of passenger traffic.  The substantial majority of this airport’s passengers are domestic.  The airport’s primary point of origin and destination is Mexico City.  In 2016, approximately 1.94 million passengers traveled through Mérida International Airport.

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

In 2014, 2015 and 2016, 17,954, 19,094 and 19,127 metric tons of cargo, respectively, were transported through Mérida International Airport, making it our leading airport in terms of cargo volume.  In 2014, 2015 and 2016, Mérida represented 38.0%, 36.9% and 35.6%, respectively, of our total cargo volume.  We have considered opportunities for further developing the Mérida cargo facilities, but we have no plans to pursue such opportunities at this time.

There are currently 45 businesses operating at Mérida International Airport.  One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (“GDS”) pursuant to a long-term lease contract that terminated on January 1, 2009.  This lease allowed GDS to construct and develop the airport’s air cargo terminal.  Because GDS continues operating the business notwithstanding the termination of the lease, we have initiated legal proceedings to have them evicted, which are currently in process.  In addition, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009.  Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

Cozumel International Airport

Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo.  The airport primarily serves foreign tourists.  During 2016, 538,092 passengers traveled through Cozumel International Airport, most of which were international passengers.  Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 3.41 million, 3.40 million and 3.64 million cruise ship visitors in 2014, 2015 and 2016, respectively.  Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers.  The airport’s most important points of origin and destination are Houston, Dallas, Atlanta and Mexico City.  The island of Cozumel has a population of 93,363.

The airport has a commercial runway with a length of 2,700 meters (1.7 miles).  The airport has one main commercial terminal with six boarding positions and a total area of 9,831 square meters (approximately 105.8 thousand square feet).  The airport also has a general aviation building for small private aircraft.  There are currently 35 businesses operating at Cozumel International Airport.

Villahermosa International Airport

Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site.  The city of Villahermosa has a population of 714,667.  Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry.  During 2016, the airport served approximately 1.24 million passengers, substantially all of which arrived on domestic flights.  The airport’s most important points of origin and destination are Mexico City, Monterrey, Guadalajara and Cancún.

As a result of a modernization project carried out in 2006, the airport’s commercial aviation apron was extended by a total of 12,521 square meters (approximately 134.6 thousand square feet), representing an increase of 87.0%.  The terminal building was expanded from 5,463 square meters (approximately 58.7 thousand square feet) to 9,584 square meters (approximately 103.2 thousand square feet), representing an increase of 77.0%.  There are currently 35 businesses operating at Villahermosa International Airport.

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

Oaxaca International Airport

Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca.  The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of 333,769.  The airport served 746,910 passengers in 2016, most of which were domestic.  The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions.  Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with six remote positions.  The airport also includes a general aviation building for small private airplanes with 22 positions.  There are currently 21 businesses operating at Oaxaca International Airport.

Veracruz International Airport

Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico.  The city of Veracruz has a population of 528,072.  Veracruz is one of the busiest ports in Mexico, accounting for 13.6% of all commercial traffic in Mexican ports, and is the location of the country’s largest container terminal.  According to the Mexican Bureau of Ports, Veracruz accounted for 8.2% of all waterborne cargo handled by Mexican ports in 2016.  In 2016, the airport served approximately 1.31 million passengers.  Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions.  The airport’s most important point of origin and destination is Mexico City.

The original 4,065 square meters (43,700 square feet) of the terminal building at the airport were remodeled in 2005, and an extension of 2,000 square meters (21,500 square feet) was added, representing an increase of 49.0%.  In addition, special collapsible jetways were built to protect passengers during boarding and disembarking, along with a new international baggage claim facility and bigger, newer offices and facilities for federal authorities.  There are currently 38 businesses operating at Veracruz International Airport.

At the end of 2015, we concluded an extensive remodeling and expansion project in the terminal building at the Veracruz International Airport, as foreseen in our Master Development Program.  In response to increased passenger numbers and with the aim of maintaining service standards, the surface area of the terminal building was expanded by 174% to over 17,500 square meters, with the installation of three new boarding gates with passenger boarding bridges, for a total number of 11 gates. The expansion project has created increased capacity in baggage-screening facilities, queuing areas and counters for check-in, security filters, boarding lounges, luggage-reclaim areas, and public car parking, among other functional areas of the terminal-building complex. The new design of the terminal building also improves the separation of domestic and international passenger flows.

The airport has two perpendicular runways, one with a length of 2,400 meters (1.5 miles) and another with a length of 1,523 meters (1.0 miles).  The airport has one main commercial terminal.  The airport also has a general aviation building for small private aircraft with 23 positions.

Huatulco International Airport

Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast.  Huatulco has a population of 43,318, and was first developed as a tourist resort in the late 1980s.  The airport served 662,780 passengers in 2016, most of which were domestic.  The substantial majority of the airport’s passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic.  The airport’s most important points of origin and destination are Mexico City, Toronto and Calgary.

The airport has one runway with a length of 3,000 meters (1.9 miles).  It was extended from a previous length of 2,700 meters (1.7 miles).  The airport’s terminal has seven remote positions.  The airport has a general aviation building for small private airplanes with 22 positions.  There are currently 42 businesses operating at Huatulco International Airport.

Tapachula International Airport

Tapachula International Airport serves the city of Tapachula, which has a population of 237,938, and the state of Chiapas.  In 2016, the airport served 308,788 passengers, substantially all of which were domestic.  The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles).  The airport has one terminal with four remote boarding positions.  The airport also has a general aviation building for small private aircraft with 19 boarding positions.  There are currently 15 businesses operating at Tapachula International Airport.

Minatitlán International Airport

Minatitlán International Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos in the state of Veracruz, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán.  The metropolitan area comprised of these three cities has a population of 115,981.  In 2016, the airport served 233,242 passengers.  In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque.  The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses.   Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,100 meters (1.3 miles).  The airport’s main terminal has four remote parking positions.  The airport has a general aviation building for small private airplanes with 20 boarding positions.  There are currently 16 businesses operating at Minatitlán International Airport.

Other Properties

In October 2008, we purchased 130 hectares of land on the bay of Huatulco from FONATUR for Ps.286.3 million. We won the right to purchase the land through a public bidding process that was part of a program launched by the Mexican government to accelerate the development of Huatulco as a flagship city for Mexican tourism.  Pursuant to the terms of the purchase agreement, we are required to construct at least 450, and no more than 1,300 hotel rooms.  We will be considered to have satisfied our obligations under the purchase agreement when at least 80.0% of the construction on 450 hotel rooms is completed.  On March 26, 2013, FONATUR relieved us of the obligation to submit architectural plans and begin and complete construction within a specific timeframe.  Therefore, we are no longer subject to penalties by FONATUR if we do not present the architectural plans or complete the project within the allotted time.  However, we cannot assure you that FONATUR will not make future requests to complete the project within a set timeframe or that we will be able to timely complete the required steps within that timeframe.  As of March 26, 2013, FONATUR no longer imposes mandatory deadlines for investment.

Principal Air Traffic Customers of our Mexican Airports

As of December 31, 2016, 88 international airlines and 65 Mexican airlines operated flights at our nine airports (including airlines operating solely on a code share basis).  A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.

ABC Aerolíneas, S.A. de C.V. (“Interjet”) is the Mexican airline that operates the most flights at our airports.  Among foreign airlines, American Airlines and United Air Lines operate the greatest number of flights to and from our airports.  In 2016, American Airlines (previously American Airlines and U.S. Airways) and United Air Lines (previously United Air Lines and Continental Airlines) accounted for 5.1% and 4.9%, respectively, of our revenues.

The following table sets forth our principal air traffic customers based on the percentage of revenues they represented for the years ended December 31, 2014, 2015 and 2016:

Principal Air Traffic Customers

	Percentage of ASUR Revenues
	Year ended December 31,
	2014	2015	2016
Customer
American Airlines (previously American Airlines and U.S. Airways) (1)	6.6%	4.7%	5.1%
United Air Lines, Inc.	5.4%	4.2%	4.9%
ABC Aerolíneas S.A. de C.V. (Interjet)	5.4%	4.6%	4.3%
Controladora Vuela Compañía de Aviación S.A.B. de C.V. (Volaris)	4.0%	3.5%	3.6%
Aerovías de México, S.A. de C.V. (Aeroméxico)	4.6%	3.3%	3.1%
Delta Air Lines, Inc.	3.2%	2.6%	3.2%
Aviation Support S.A. de C.V.	3.2%	2.3%	2.5%
Air Canada	0.7%	0.6%	0.8%
Aviación Comercial Especializada S.A. de C.V.	0.3%	0.1%	0.1%

	Percentage of ASUR Revenues
	Year ended December 31,
	2014	2015	2016
Customer
Other	66.6%	74.1%	72.4%
Total	100.0%	100.0%	100.0%

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

Competition

Since our business is substantially dependent on international tourists, our principal competition is from competing tourist destinations.  We believe that the main competitors to Cancún are vacation destinations in Mexico, such as Acapulco, Puerto Vallarta and Los Cabos, and elsewhere such as Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and Central American resorts.  In March 2000, a new airport opened in Chichen Itza.  This airport is operated by the state of Yucatán.

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

The Mexican Airport and Auxiliary Services Agency currently operates five small airports in Mexico’s southeast region and Grupo Aeroportuario de Chiapas (“GAC”) operates two.  The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 3.6% of passenger traffic in the region and GAC estimates that its airports account for less than 4.2% of passenger traffic in the region.

Other Airports

Luis Muñoz Marín International Airport

We, through our Cancún airport subsidiary, own a 50.0% interest in Aerostar, which has a 40-year lease for the LMM Airport.  The LMM Airport is located three miles outside of San Juan, Puerto Rico.  It is the Caribbean’s largest and busiest airport, offering leisure and business travel to over 50 destinations. The LMM Airport serves the capital of San Juan and it is the primary gateway from Puerto Rico to international destinations and the mainland United States. The LMM Airport is ranked as the 13th largest medium hub facility and the 43rd largest airport in the United States by the FAA based on number of enplanements, as of December 31, 2015.  According to the Puerto Rico Ports Authority, in 2014, 2015 and 2016, approximately 8.6 million, 8.8 million and 9.0 million passengers, respectively, travelled through the LMM Airport.

The LMM Airport site covers approximately 1,300 acres of land.  It does not face competition from other forms of surface transportation given its island location.  The largest competing airport on the island is nearly two hours away by car from San Juan.  The LMM Airport is a short driving distance from the largest hotels in Puerto Rico.

The LMM Airport has the capacity to handle up to 10 million enplanements annually, which is more than double its current usage.  The LMM Airport is comprised of two runways and five terminals (Terminals A through E).  Terminal A, which is the newest facility at the LMM Airport, opened in June 2012.  Terminals B through E were constructed in various stages beginning with Terminals D and E in the late 1950s, then Terminal B in the 1980s and Terminal C in the 1990s.  Terminal B was closed in November 2013 for remodeling, and we reopened the terminal during the fourth quarter of 2014.  Terminal E is not currently in use and Terminal D is partially closed.

As of December 31, 2016, scheduled passenger air services at LMM Airport were provided by 33 airlines (together with regional affiliates and other partners).

Over the past decade, passengers at LMM Airport traveling to and from the mainland United States have represented 88.0 % of total passenger traffic.  The LMM Airport’s passenger segments are primarily divided among leisure, visiting friends and relatives and business.

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

Highstar has agreed to sell a 10% interest in Aerostar to Aeropuerto de Cancún, our Cancún subsidiary, pursuant to a Membership Interest Purchase Agreement.   Following the closing of this transaction, Aeropuerto de Cancún will hold a 60% equity interest in Aerostar.  The aggregate purchase price payable by Aeropuerto de Cancún remains subject to adjustments based on the cash balance of Aerostar on the closing date and the price payable by a third-party purchaser for its 40% interest described below.  The final purchase price has not yet been defined but is not expected to be material to the Company.  The transaction remains subject to certain conditions precedent, including the closing of the sale of a 40% interest in Aerostar to the third-party purchaser, as described below, as well as approval of the sale by regulatory authorities in the United States. No assurances can be provided that we will obtain the requisite regulatory approvals or that we will consummate our acquisition.

In addition, Highstar has agreed to sell its remaining 40% interest in Aerostar to the third-party purchaser, pursuant to a separate Membership Interest Purchase Agreement.  Following the closing of both transactions, we will hold a 60% equity interest in Aerostar through our Cancún airport subsidiary, and the third-party purchaser will hold a 40% equity interest.

Concurrently with the closing of these transactions, ASUR (through Aeropuerto de Cancún) and Aerostar have agreed to amend and revise the operating agreement and add the third-party purchaser as a member of Aerostar. Pursuant to the new operating agreement, Aerostar will be managed by a board of managers comprised of eight managers, each appointed by the members in proportion to their respective membership interest. Each member that holds at least a 12.5% membership interest in Aerostar (each, an “Electing Member”) will be entitled to appoint, remove and replace one manager for each 12.5% interest it holds; any managers not elected by the Electing Members will be elected by a vote of the majority of equity interests. Accordingly, our Cancún subsidiary will be entitled to designate four members of the board of managers and, because it will have a majority equity interest, will be able to elect a fifth member. The third-party purchaser will be entitled to elect three members of the board of managers.

Under the New Operating Agreement, certain major decisions require a supermajority vote by the board of managers (a supermajority defined as a majority consisting of at least one manager designated by each member). These major decisions include, but are not limited to: amendment of key agreements, board policy, accounting standards and principles, employment matters (i.e., appointment or removal of certain officers and employees, and setting compensation of any officer or employee appointed by the board), incentive plans, borrowings, and merger, consolidation, or sale of assets. However, senior officers (the President, Chief Financial Officer, and Chief Operating Officer) may be removed or replaced at any time and for any reason by a majority of the board of managers, which we will control.

From and following the closing date of the transactions,  we will consolidate Aerostar’s financial results into ASUR’s financial results.  ASUR intends to continue operating Aerostar and the San Juan, Puerto Rico airport in a manner substantially consistent with prior operations.

MEXICAN REGULATORY FRAMEWORK

Applicable Law in Mexico

The following are the principal laws, regulations and instruments that govern our business and the operation of our Mexican airports:

•                  the General Law of Commercial Corporations, enacted August 4, 1934,

•                  the Mexican Communications Law, enacted February 19, 1940,

•                  the Federal Labor Law, enacted April 1, 1970,

•                  the Customs Law, enacted December 15, 1995,

•                  the Value Added Tax Law, enacted December 29, 1978,

•                  the Mexican Federal Duties Law, enacted December 31, 1981,

•                  the Mexican Civil Aviation Law, enacted May 12, 1995,

•                  the Social Security Law, enacted December 21, 1995,

•                  the Mexican Airport Law, enacted December 22, 1995,

•                  the regulations to the Mexican Civil Aviation Law, enacted December 7, 1998,

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

On February 17, 2000, the regulations to the Mexican Airport Law were issued.  Although we believe we are currently complying with the principal requirements of the Mexican Airport Law and its regulations, we are not in compliance with certain requirements under the regulations.  These violations could result in fines or other sanctions being assessed by the Ministry of Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times.

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

Additionally, on June 8, 2016, an amendment to the Mexican Airport Law was published and enacted, in terms of which additional provisions were included in connection with the granting of concessions or resolutions to extend the term thereof, establishing requirements to be carried out by the Ministry of Communications and Transportation before the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) in case public funds are used to finance an airport project.

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

The concessions held by our subsidiary concession holders allow the relevant concession holder, during the term of the concession, to: (i) operate, maintain and develop its airport and carry out any necessary construction in order to render airport, complementary and commercial services as provided under the Mexican Airport Law and the Mexican Airport Law regulations; and (ii) use and develop the assets that comprise the airport that is the subject of the concession (consisting of the airport’s real estate and improvements but excluding assets used in connection with fuel supply and storage).  These assets are government-owned assets, subject to the Mexican National Assets Law.  Upon expiration of a concession, these assets automatically revert to the Mexican government at no charge.

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

Each concession holder and any third party providing services at an airport is required to carry specified insurance in amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the Ministry of Communications and

Transportation.  To date, the Ministry of Communications and Transportation has not specified the required amounts of insurance.  We cannot assure you that we will not be required to obtain additional insurance once these amounts are specified.

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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2014		2015		2016		2017		2018		Totals
	(millions of constant pesos as of December 31, 2016 (1)

Cancún	942.7	(2)	2,659.9	(2)	1,673.50	(2)	1,019.0	(2)	255.6	(2)	6,550.7	(2)
Cozumel	29.1		71.5		25.9		72.2		7.0		205.7
Huatulco	63.8		64.4		6.9		8.9		7.6		151.6
Mérida	77.2		213.8		105.3		45.6		4.6		446.5
Minatitlán	48.6		28.7		12.1		2.3		4.8		96.5
Oaxaca	10.7		33.8		43.5		15.6		6.8		110.4
Tapachula	16.9		29.8		2.8		5.0		9.2		63.7
Veracruz	232.6		208.8		9.0		7.2		6.3		463.9
Villahermosa	41.6		57.9		60.6		6.6		13.8		180.5
Total	1,463.2		3,368.6		1,939.6		1,182.4		315.7		8,269.5

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2016, we have invested Ps.1,902.28  million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
Airport	January 1, 2014 — December 31, 2018		January 1, 2019 — December 31, 2023	January 1, 2024 — December 31, 2028
	(millions of constant pesos as of December 31, 2016)(1)

Cancún	6,550.7	(2)	1,710.0	1,583.6
Cozumel	205.7		72.2	151.8
Huatulco	151.6		171.4	110.9
Mérida	446.5		186.9	122.9
Minatitlán	96.5		35.6	76.1
Oaxaca	110.4		123.9	99.8
Tapachula	63.7		43.0	72.1
Veracruz	463.9		130.5	151.4
Villahermosa	180.5		121.3	156.5
Total	8,269.5		2,594.8	2,525.1

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2016, we have invested Ps.1,902.28 million (which is included in the investment commitments for this period shown above).

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

All other sources of revenues at our airports are not regulated.  59.3%, 45.8% and 48.8% of our revenues in 2014, 2015 and 2016, respectively, were derived from regulated sources of revenue.

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

	Maximum Rates(1)(2)
	Year ended December 31, 2014
	2014	2015	2016	2017	2018
Minatitlán	222.89	221.33	219.78	218.24	216.71
Cozumel	213.16	211.67	210.19	208.73	207.26
Oaxaca	209.84	208.37	206.92	205.47	204.02
Tapachula	208.17	206.71	205.27	203.83	202.40
Huatulco	201.85	200.44	199.03	197.64	196.26
Mérida	177.63	176.38	175.14	173.92	172.71
Cancún	172.67	171.46	170.26	169.07	167.89
Veracruz	170.13	168.94	167.75	166.58	165.41
Villahermosa	161.24	160.12	159.00	157.89	156.78

(1)         Expressed in adjusted pesos as of December 31, 2016 based on the Mexican producer price index (excluding petroleum).

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the daily value of the Unit of Measure and Update (prior to February 1, 2017, the daily minimum wage in Mexico City was Ps.80.04).  As of February 1, 2017, the effective date of the Law to Determine the Value of the Unit of Measure and Update (Ley para Determinar el Valor de la Unidad de Medida y Actualización), the daily value of the Unit of Measure and Update was Ps.75.49.    As a result, the maximum penalty prior to February 1, 2017 could have been Ps.4 million (U.S.$194,112), and the maximum penalty as of such date could have been Ps.3.8 million (U.S.$184,313).  In the event that a concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession.  We would face similar sanctions for any violations of the Mexican Airport Law or its regulations.  A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

Penalties and Termination and Revocation of Concessions and Concession Assets

The Mexican Airport Law provides that sanctions of up to 400,000 times the daily value of the Unit of Measure and Update (prior to February 1, 2017, the applicable daily minimum wage in Mexico City was Ps.80.04) may be assessed for failures to comply with the terms of a concession.  As of February 1, 2017, the effective date of the Law to Determine the Value of the Unit of Measure and Update (Ley para Determinar el Valor de la Unidad de Medida y Actualización), the daily value of the Unit of Measure and Update was Ps.75.49.  As a result, the maximum penalty prior to February 1, 2017 could have been Ps.32 million (U.S.$1.6 million), and the maximum penalty as of such date could have been Ps.30 million (U.S.$1.4 million).

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

Upon termination, whether as a result of expiration or revocation, the public domain assets (including real estate and fixtures) that were the subject of the concession automatically revert to the Mexican government at no cost.  In addition, upon termination the Mexican federal government has a preemptive right to acquire privately-owned assets used by the concession holder to provide services under the concession at prices determined by expert appraisers appointed by the Ministry of Communications and Transportation.  Alternatively, the Mexican government may elect to lease these assets for up to five years at fair market rates as determined by expert appraisers appointed by the Mexican government and the concession holder.  In the event of a discrepancy between appraisals, a third expert appraiser must be jointly appointed by the Mexican government and the concession holder.  If the concession holder does not appoint an expert appraiser, or if such appraiser fails to determine a price, the determination of the appraiser appointed by the Mexican government will be conclusive.  If the Mexican government chooses to lease the assets, it may thereafter purchase the assets at their fair market value, as determined by an expert appraiser jointly appointed by the Mexican government and the concession holder.

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

•                  the assignment, encumbrance, transfer or sale of a concession, any of the rights thereunder or the assets underlying the concession in violation of the Mexican Airport Law,

•                  any alteration of the nature or the conditions of an airport’s facilities, as established in the concession title, without the authorization of the Ministry of Communications and Transportation,

•                  consent to the use, or without the approval of air traffic control authorities, of an airport by any aircraft that does not comply with the requirements of the Mexican Civil Aviation Law, that has not been authorized by the Mexican air traffic control authority, or that is involved in the commission of a felony,

•                  knowingly appointing or maintaining a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws,

•                  a violation of the safety regulations established in the Mexican Airport Law and other applicable laws,

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

The Ministry of Communications and Transportation is entitled to revoke a concession without prior notice as a result of the first six events described above.  In the case of other violations, a concession may be revoked as a result of a violation only if sanctions have been imposed at least three times with respect to the same violation within a period of five years.

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

Additionally, under the Mexican Airport Law for the granting of a concession title or the resolution to extend the term thereof, the Ministry of Communications and Transportation shall file before the Ministry of Finance and Public Credit the following:

•                  a favorable opinion regarding the economic profitability of the corresponding project,

•                  the registry of the programs portfolio and investment projects, in terms of the Federal Law on Budget and Treasury Responsibility (Ley Federal de Prosupuesto y Responsabilidad Hacendaria), in case public funds are used to finance an airport project, and

•                  the assessment of the considerations that the concession holder shall pay to the federal government in terms of applicable law.  For purposes of this section, the

Ministry of Communications and Transportation shall submit a proposal of said considerations to the Ministry of Finance and Public Credit.

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

Role of the Transportation Security Administration

The TSA is an agency of the Department of Homeland Security that was created after the terrorist attacks of September 11, 2001 to strengthen the security of U.S. transportation systems.  The TSA is responsible for security at U.S. airports and has deployed a federal workforce to screen all commercial airlines passengers and baggage.  The TSA also regulates aviation security.  The TSA employs a risk-based strategy to secure U.S. transportation systems.  In 2016, the TSA had more than 44,000 security officers who screened approximately 2 million passengers each day at nearly 440 federalized airports throughout the U.S.

Role of the Puerto Rico Ports Authority

The PRPA is a public corporation and government body created by Law No. 125 on May 7, 1942.  Prior to February 27, 2013, when the transactions contemplated by the Lease

Agreement were completed, it was the governing body responsible for the current operations at the LMM Airport.  The PRPA is directed by an Executive Director and a board of directors.  It has a Maritime Department and an Aviation Department.  In addition to leasing the LMM Airport to Aerostar, the Aviation Department owns and operates the airports of Isla Grande, Ponce, Mayaguez, Arecibo, Aguadilla, Culebra, Humacao, Patillas, Vieques and Fajardo.

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

Aerostar must operate the LMM Airport in accordance with all requirements of applicable law, including the FAA’s Airport Operating Certificate, the Airport Security Program approved by the TSA and the Airport Certificate Manual.  Aerostar was also required to deposit U.S.$6.0 million into an escrow account called the Puerto Rico Air Travel Promotion and Support Fund on February 27, 2013.  U.S.$3.0 million and $2.0 million of the funds in the account were distributed to the Signatory Airlines in February 2015 and February 2017, respectively, which were already paid and the remainder of the funds will be distributed in 2017 based on increased passenger traffic.

Events of Default under the Use Agreement include if Aerostar (i) fails to comply with its obligations under the Use Agreement; (ii) fails to comply with a work plan approved by the airlines; (iii) any portion of the airport used by the airline is subject to a levy under execution or attachment that is not vacated by a court within 60 days or (iv) admits in writing that it cannot pay its debts as they become due, makes an assignment for the benefit of creditors or files a voluntary bankruptcy.

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

Grants of New Concessions

The lease entitled Aerostar to receive compensation from the PRPA if the PRPA or any other governmental authority established under the laws of Puerto Rico obtains an airport certificate under 14 CFR Part 139 that would authorize scheduled passenger commercial services at any airport located within Puerto Rico that did not have such certificate as of February 27, 2013 (i) prior to February 27, 2033 at any airport located within the municipality of Ceiba or (ii) prior to February 27, 2028 at any airport located in Puerto Rico other than in the municipality of Ceiba.  The compensation should restore Aerostar to the same after-tax economic position it would have enjoyed if the events described in this paragraph had not occurred.  The actual amount of the compensation must be calculated in accordance with the terms of the Lease.

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our material consolidated subsidiaries as of December 31, 2016, including our direct and indirect ownership interest in each:

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

(1)   As of December 31, 2016, Aeropuerto de Cancún, S.A. de C.V., has an 18.1% equity participation in this airport.

(2)   As of December 31, 2016, Aeropuerto de Cancún, S.A. de C.V., has a 21.6% equity participation in this airport.

(3)         As of December 31. 2016, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport, in accordance with the increase in capital stock in October 2014.

(4)   As of December 31. 2016, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.

(5)   As of December 31, 2016, Aeropuerto de Cancún, S.A. de C.V., has a 23.4% equity participation in this airport.

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

Our corporate headquarters are located in Mexico City, with a lease area of 742.64 square meters.  We also rent two warehouses totaling 128 square meters located in Mexico City for storage.  In addition, we own 130 hectares of land in Huatulco that we plan to use for tourism development.  We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents or similar events.  We do not maintain business interruption insurance.

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

Overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government.  The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers.  For example, in 2014, 2015 and 2016, 56.5%, 43.6% and 46.5%, respectively, of our total revenues were derived from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation.  The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport.  Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

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

Recent Developments

In the spring of 2017, we entered into agreements to purchase a controlling interest in several airports in Colombia

In the spring of 2017, we, through our Cancún Airport subsidiary, entered into agreements to acquire a controlling interest in Airplan S.A. (“Airplan”) and Aeropuertos de Oriente S.A.S. (“Oriente”).  Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport and José María Córdova International Airport in

Medellín, the Los Garzones Airport in Montería,  the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal.  Oriente has concessions to operate the following airports in Colombia: the Simón Bolivar Airport International Airport in Santa Marta, the Almirante Padilla Airport in Riohacha, the Alfonso López Pumarejo Airport in Valledupar, the Camilo Daza International Airport in Cúcuta, the Palonegro International Airport in Bucaramanga and the Yariguíes Airport in Barrancabermeja (together with Airplan’s airports, the “Colombia Airports”).  Following consummation of the acquisitions, we will own approximately 92.42% of the capital stock of Airplan and 97.26% of the capital stock of Oriente.

We will purchase the interest for an aggregate price of approximately U.S.$262 million (Ps.4,896.8 million at an exchange rate of Ps.18.69 on April 10, 2017), subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan and Oriente.  We expect to pay U.S.$62 million of the purchase price with cash on hand, and obtained a loan from BBVA to pay the balance of the purchase price.  The agreements to purchase the interest remain subject to regulatory approval by Colombian aviation authorities, including the National Infrastructure Agency (Agencia Nacional de Infraestructura), which grants airport concessions, and the Public Establishment of Olaya Herrera Airport (Establecimiento Público de Aeropuerto Olaya Herrera).  The transaction is expected to close in the summer of 2017.

In 2016, the airports operated by Airplan and Oriente served approximately 10.4 million passengers and 5.2 million passengers, respectively.  The concessions held by Airplan and Oriente have a term depending on the amount of revenues generated by the relevant airports.  In the case of Airplan, the concessions have a minimum term until 2032 and a final expiration date of 2048.  In the case of Oriente, the concessions have a minimum term until 2033 and a final expiration date of 2049.

The José María Córdova International Airport and Enrique Olaya Herrera Airport serve flights to and from Medellín, Colombia.  Medellín is currently the second-largest city in Colombia and the second-busiest passenger city after Bogotá.  The Jose María Córdova International Airport opened in 1985, and is the second-busiest airport in Colombia in terms of passenger traffic.  Located in Rionegro, 45 minutes from Medellín, the airport serves both international and domestic flights.  The airport contains several restaurants and retail locations, as well as a parking lot with space for 300 vehicles.  Key airline customers include American Airlines, Avianca, Copa Airlines and Viva Colombia.  In 2016, the Jose María Córdova International Airport served approximately 7.6 million passengers, including 1.4 million international passengers and 6.2 million domestic passengers.

The Enrique Olaya Herrera Airport opened in 1932, and served as the city’s main airport until the opening of the José María Córdova International Airport in 1985. The airport, conveniently located within Medellín city limits, serves domestic flights to cities such as Bogotá, Bucaramanga and Pereira.  Key airline customers include Satena and EasyFly.  In 2016, the airport served approximately 1.1 million passengers.

The Los Garzones Airport is located in Montería, Colombia.  It serves domestic flights to cities such as Bogotá, Medellín, Cartagena and Barnaquilla.  Key airline customers include Avianca, Copa Airlines and EasyFly. In 2016, the airport served 975,384 passengers.

The Antonio Roldán Betancourt Airport is located in Carepa, Colombia.  It serves domestic flights to Bogotá and Medellín.  Key airline customers include EasyFly and Satena.  In 2016, the airport served 222,496 passengers.

The El Caraño Airport is located in Quibdó, Colombia.  It serves domestic flights to cities such as Bogotá, Medellín and Cali.  Key airline customers include EasyFly and Satena.  In 2016, the airport served 403,085 passengers.

The Las Brujas Airport is located in Corozal, Colombia.  It serves domestic flights to cities such as Bogotá and Medellín.  Key airline customers include EasyFly and Satena.  In 2016, the airport served 77,554 passengers.

The Simón Bolivar Airport International Airport is located in Santa Marta, Colombia.  It serves domestic flights.  Key airline customers include Avianca and Viva Colombia.  In 2016, the airport served approximately 1.6 million passengers.

The Almirante Padilla Airport is located in Riohacha, Colombia.  It serves domestic flights to Bogotá.  Key airline customers include Avianca.  In 2016, the airport served 156,447 passengers.

The Alfonso López Pumarejo Airport is located in Valledupar, Colombia.  It serves domestic flights to cities such as Bogotá and Barranquilla.  Key airline customers include Avianca and LAN.  In 2016, the airport served 426,068 passengers.

The Camilo Daza International Airport is located in Cúcuta, Colombia.  Cúcuta is located on the Colombia-Venezuela border.  The airport serves domestic flights to cities such as Bogotá and Medellín, as well as international flights to Panama City.  Key airline customers include Avianca, Viva Colombia and Copa Airlines.  In 2016, the airport served approximately 1.1 million passengers.

The Palonegro International Airport is located in Bucaramanga, Colombia.  It serves domestic flights to cities such as Bogotá and Cartagena, as well as international flights to Panama City.  Key airline customers include Avianca, Viva Colombia and Copa Airlines.  In 2016, the airport served approximately 1.8 million passengers.

The Yariguíes Airport is located in Barrancabermeja, Colombia, which is home to the largest oil refinery in the country. The airport serves domestic flights.  Key airline customers include Avianca and EasyFly.  In 2016, the airport served 157,856 passengers.

We agreed to acquire an additional interest in Aerostar

Highstar has agreed to sell a 10% interest in Aerostar to Aeropuerto de Cancún, our Cancún subsidiary, pursuant to a Membership Interest Purchase Agreement.   Following the closing of this transaction, Aeropuerto de Cancún will hold a 60% equity interest in Aerostar.

The aggregate purchase price payable by Aeropuerto de Cancún remains subject to adjustments based on the cash balance of Aerostar on the closing date and the price payable by a third-party purchaser for its 40% interest described below.  The final purchase price has not yet been defined but is not expected to be material to the Company.  The transaction remains subject to certain conditions precedent, including the closing of the sale of a 40% interest in Aerostar to the third-party purchaser, as described below, as well as approval of the sale by regulatory authorities in the United States. No assurances can be provided that we will obtain the requisite regulatory approvals,  that we will consummate our acquisition or that the purchase price will be consistent with our estimate.

In addition, Highstar has agreed to sell its remaining 40% interest in Aerostar to the third-party purchaser, pursuant to a separate Membership Interest Purchase Agreement.  Following the closing of both transactions, we will hold a 60% equity interest in Aerostar through our Cancún airport subsidiary, and the third-party purchaser will hold a 40% equity interest.

The Remodeling and Expansion of the Terminal Building at the Veracruz International Airport has concluded

At the end of 2015, we concluded an extensive remodeling and expansion project in the terminal building at the Veracruz International Airport, as foreseen in our Master Development Program.  In response to increased passenger numbers and with the aim of maintaining service standards, the surface area of the terminal building was expanded by 174% to over 17,500 square meters, with the installation of three new boarding gates with passenger boarding bridges, for a total number of 11 gates. The expansion project has created increased capacity in baggage-screening facilities, queuing areas and counters for check-in, security filters, boarding lounges, luggage-reclaim areas and public car parking, among other functional areas of the terminal-building complex. The new design of the terminal building also improves the separation of domestic and international passenger flows.

The Construction of Terminal 4 at the Cancún International Airport has commenced

In order to accommodate projected increases in passenger traffic and operations, we have begun construction of Terminal 4 at the Cancún International Airport, in accordance with our Master Development Program.  The new terminal is to be located to the west of the existing airport facilities, between runway ends 12L and 12R.  The terminal building will initially have a surface area of more than 64,000 square meters, as well as 10 security filters and 12 aircraft parking stands, each with its own boarding bridge.  Terminal 4 has been designed to be easily expandable when capacity increases are required, without causing disruption in day-to-day operations, and will maintain separate passenger flows for domestic and international passengers.  In addition, the terminal will have a multi-level floor plan, with the upper level reserved for departing passengers and the mezzanine and lower levels for arriving passengers. Terminal 4 operations are expected to begin during the fourth quarter of 2017.

A New Air Transport Agreement went into effect on August 21, 2016

On December 18, 2015, Mexico and the United States signed a new bilateral aviation agreement, the Air Transport Agreement, that replaced the previous Air Transport Agreement entered into by the parties on August 15, 1960 and last amended on November 21, 2014.  The new Air Transport Agreement aims to, among other things, increase competition by eliminating rules that limit the number of airlines permitted to operate on certain cross-border routes and increase passenger traffic in both Mexico and the United States by encouraging code-sharing and alliances between the two nations.  On July 22, 2016, the United States and Mexico exchanged diplomatic notes to bring the new Air Transport Agreement into force.  On August 21, 2016, the new Airport Transport Agreement went into effect.

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

We participated in a tax amnesty program implemented by the Mexican federal government

When bidding was concluded for the shares of the Mexican airport group that became ASUR, The Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination.  In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance solely with respect to income taxes.  As of April 28, 2017, however, our appeal is still pending resolution with respect to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws.  If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

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

Fluctuation of the peso

From January 4, 2016 to December 30, 2016, the peso depreciated by approximately 18.8%, from 17.360 pesos per U.S. dollar on January 4, 2016 to 20.617 pesos per U.S. dollar on December 30, 2016. International passengers and international flights pay tariffs denominated in U.S. dollars. However, these tariffs are generally collected in Mexican pesos 30 to 115 days following the date of each flight, and our maximum rates are set in pesos. Therefore, a significant depreciation of the peso as compared to the dollar during this 30 to 115 day period could result in us exceeding our maximum rates, which would be a violation of our concession. We set our dollar-denominated tariffs so as to avoid exceeding our maximum rates, and so far, the depreciation in the peso has not caused us to exceed our maximum rates or required us to issue rebates to avoid exceeding our maximum rates. However, we cannot assure you that the peso will not depreciate more rapidly, or that we will be able to successfully continue to set our rates so as to avoid exceeding our maximum rates.

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

Passenger Traffic Volume and Composition

Our principal source of revenues is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers).  In 2014, 2015 and 2016, passenger charges represented 80.1%, 80.2% and 79.2% of our aeronautical services revenues and 45.2%, 35.0% and 36.8%, respectively, of our consolidated revenues.  Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.

In 2014, the percentage of our international passengers and domestic passengers remained the same as in 2013, at 55.5% and 44.5%, respectively.  In 2015, the percentage of our international passengers and domestic passengers shifted slightly, with international passengers accounting for 55.3% of all passengers and domestic passengers accounting for the remaining 44.7%.  In 2016, the percentage of total revenues derived from passenger charges collected from international passengers is 54.4%.  During 2014, 2015 and 2016, 28.3%, 21.3% and 24.4% of our total revenues were derived from passenger charges collected from international passengers.

Of our passengers traveling internationally, a majority have historically traveled on flights to or from the United States.  In 2014, 2015 and 2016, for example, 33.0%, 33.8% and 33.2% of the total passengers and 59.5%, 61.1% and 61.1%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States.  As a consequence, our results of operations are substantially influenced by U.S. political, economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. For more information on the potential influence of U.S. political and economic conditions, see “Item 3—Key Information—Risk Factors—Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico.”

In addition,  a majority of our passengers traveling domestically has typically traveled on flights to or from Mexico City.  In 2014, 2015 and 2016, a majority of the domestic passengers in our airports arrived or departed on flights originating in or departing to Mexico City.  Due to excess demand in the Mexico City Airport, in 2005 commercial passenger carriers started using the Toluca airport, previously used only for private carriers, as an alternative point of departure for the Mexico City area.  Between 2005 and 2008, the percentage of domestic passengers traveling from or to Mexico City had decreased because of an increase in commercial carriers arriving and departing from Toluca.  However, Mexicana’s bankruptcy in 2009 alleviated the oversaturation in the Mexico City Airport.  As a result, the percentage of travel from Mexico City since then has increased because commercial flights that had been using Toluca as an alternative point of departure for the Mexico City area relocated their operations to Mexico City.  The relocation of these carriers from Toluca to Mexico City since 2009 has resulted once again in excess demand in Mexico City.  Therefore, we expect that many of these carriers may choose Toluca again as an alternative point of departure from the Mexico City area.  Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

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

Revenues from our airports are subject to a “dual-till” price regulation system.  Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated.  Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our airports, are regulated by the Ministry of Communications and Transportation.  The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services.  The maximum rates for our airports have been determined for each year through December 31, 2018.  In 2014, 2015 and 2016, 59.3%, 45.8% and 48.8%, respectively, of our total revenues and 8.5%, 7.8% and 7.4%, respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues.  Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Communications and Transportation.

The following table sets forth our revenues for the years ended December 31, 2014, 2015 and 2016, based on the categories of services established under the Mexican Airport Law.

	Year ended December 31,
	2014		2015		2016
	(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(1)	3,487.4	59.3%	4,115.7	45.8%	4,762.5	48.8%
Non-regulated Revenues:
Access fees from non-permanent ground transportation	31.8	0.5%	38.5	0.4%	42.9	0.4%
Car parking and related access fees	64.1	1.1%	75.9	0.8%	83.4	0.9%
Other fees	4.0	0.1%	4.9	0.1%	8.6	0.1%
Commercial Services	1,647.6	28.0%	2,096.2	23.3%	2,646.1	27.1%
Other Services	64.5	1.1%	82.7	0.9%	93.0	1.0%
Other Revenues:
Construction Services(2)	579.8	9.9%	2,580.7	28.7%	2,117.0	21.7%
Total	5,879.2	100.0%	8,994.6	100.0%	9,753.5	100.0%

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

The following table sets forth our revenue from aeronautical services for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2014		2015		2016
	(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	2,659.6	80.1%	3,143.9	80.2%	3,589.2	79.2%
Landing charges	188.0	5.7%	216.0	5.5%	279.0	6.1%
Aircraft parking charges	373.0	11.2%	444.6	11.3%	520.9	11.5%
Airport security charges	49.3	1.5%	53.7	1.4%	67.2	1.5%
Passenger walkway charges	49.8	1.5%	63.7	1.6%	75.9	1.7%
Total Aeronautical Revenue	3,319.7	100.0%	3,921.9	100.0%	4,532.2	100.0%

	Year ended December 31,
	2014	2015	2016
	(millions of pesos)
	Amount	Amount	Amount	Change(1)
Other Information:
Total workload units(2)	23.7	26.7	29.0	8.6%
Aeronautical revenue	3,319.7	3,921.9	4,532.2	15.6%
Aeronautical revenue per workload unit(3)	140.1	146.9	156.2	6.3%

(1)         As compared to the previous year.

(2)         In millions.  Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(3)         Aeronautical revenues per workload unit are expressed in pesos (not millions of pesos).

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5.0%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year.  The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar.  We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers.  Our current agreements with our principal airline customers will be eligible for renegotiation between 2017 and 2018.  Nine contracts expired in 2016. We have signed four of those nine contracts, and are in the process of formalizing the remaining five contracts. We do not have contracts that will expire before April 30, 2017.  Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements.  In 2014, 2015 and 2016, passenger charges represented 80.1%, 80.2% and 79.2% of our aeronautical service revenues and 45.2%, 35.0% and 36.8%, respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future.  There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each airport are subject to a maximum rate established by the Ministry of Communications and Transportation.  To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing rebates or discounts to customers as price adjustments. These price adjustments or rebates constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year.  All discounts and rebates are issued and recorded in the same year as the service is provided.  In 2014, 2015 and 2016, we did not issue rebates in significant amounts.

The following table sets forth the number of passengers paying passenger charges for the years indicated.

	Year ended December 31,
Airport	2014	2015	2016	% change 2015-2016
	(in thousands, except percentages)
Cancún	8,637.5	9,695.3	10,581.2	9.1%
Mérida	701.0	812.0	947.4	16.7%
Villahermosa	557.0	634.3	619.5	(2.3)%
Other	1,566.5	1,800.5	1,899.7	5.5%
Total	11,462.0	12,942.1	14,047.8	8.5%

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

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

	Non-aeronautical Revenue
	Year ended December 31,
	2014		2015		2016
			(millions of pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Non-aeronautical Services:
Commercial	1,668.7	84.3%	2,121.3	85.1%	2,673.0	86.1%
Leasing of space	1,634.9	82.6%	2,080.1	83.5%	2,627.4	84.6%
Access fee	31.8	1.6%	38.5	1.5%	42.9	1.4%
Other	2.0	0.1%	2.7	0.1%	2.7	0.1%
Non Commercial	311.0	15.7%	370.6	14.9%	431.3	13.9%
Leasing of space	87.9	4.4%	93.0	3.7%	108.1	3.5%
Access fee	124.0	6.3%	148.7	6.0%	159.8	5.1%
Other	99.1	5.0%	128.9	5.2%	163.4	5.3%
Total Non-aeronautical Revenue	1,979.7	100.0%	2,491.9	100.0%	3,104.3	100.0%

The following table sets forth other information about our passengers and revenues for the years indicated:

	Year ended December 31,
	2014	2015	2016
		(millions of pesos)
	Amount	Amount	Amount	Change(1)
Other Information:
Total terminal passengers(2)	23.2	26.1	28.4	8.8%
Change in non-aeronautical revenue	196.9	512.2	612.4	19.6%
Non-aeronautical revenue per terminal passenger(3)	85.4	95.4	109.3	14.6%

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

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2014	2015	2016
		(millions of pesos)
	Amount	Amount	Amount	Change
Commercial Revenues:
Duty-Free Shops	438.8	531.3	640.8	20.6%
Food and Beverage	273.3	334.7	439.1	31.2%
Retail Stores	545.5	712.6	904.5	26.9%
Advertising Revenues	101.1	121.9	122.9	0.8%
Parking Lots	64.1	75.8	83.5	10.2%
Car Rental Companies	120.3	161.9	221.1	36.6%
Banking and Currency Exchange services	53.6	69.0	86.8	25.8%
Teleservices	6.3	8.2	10.9	32.9%
Ground Transportation	33.6	41.0	45.5	11.0%
Other Services	107.0	154.0	217.5	41.2%
Total	1,743.6	2,210.4	2,772.6	25.4%

The Ministry of Communications and Transportation does not classify certain of these revenues as “Commercial revenues.”  Accordingly, the following table sets forth the reconciliation between commercial revenues classified according to the requirements of the Ministry of Communications and Transportation and commercial revenues classified according to IFRS for the years indicated.

	Year ended December 31,
	2014	2015	2016
		(millions of pesos)
Non-aeronautical Services(1)
Commercial	1,668.7	2,121.3	2,673.0
Commercial revenues(2)
Parking lots	64.1	75.8	83.5
Other services	10.8	13.3	16.1
Total	1,743.6	2,210.4	2,772.6

(1)         Classified according to the requirements of the Ministry of Communications and Transportation.

(2)         Classified according to IFRS.

Construction Services Revenue

Under IFRS, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services.  In 2014, 2015 and 2016, we recorded Ps.579.8 million, Ps.2,580.7 million and Ps.2,117.0 million of revenues from construction services using the percentage of completion method of accounting.  Revenues from construction services are not subject to regulation under our dual-till price regulation system.

Operating Costs

The operating costs at our airports are influenced principally by two factors: fixed costs and variable costs.  Fixed costs are the costs of operating an airport, such as most of our depreciation and amortization, administrative expenses, maintenance, safety, security and insurance, utilities and employee costs, which are primarily dependent on the size of the airport and do not vary with the number of passengers.  Variable costs are dependent on passenger traffic, or, in the case of our technical assistance and concession fees, on financial results that are primarily determined by passenger traffic.  We do not believe that there are material differences in these factors among the airports that we operate, other than differences relating to passenger traffic volume (at busier airports, fixed costs may be spread among a greater number of passengers).

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2014	2015	2016
		(millions of pesos)
	Amount	Amount	Amount	% Change
Operating Costs:
Cost of services:
Employee costs	322.0	341.8	374.8	9.7%
Maintenance	178.6	213.7	228.9	7.1%
Safety, security and insurance	146.9	155.7	172.6	10.9%
Utilities	121.3	102.6	118.9	15.9%

Other	312.6	330.6	441.2	33.5%
Total cost of services	1,081.4	1,144.4	1,336.4	16.8%
Costs of construction	579.8	2,580.7	2,117.0	(18.0)%
Administrative expenses	170.2	197.0	204.8	4.0%
Technical assistance fee	190.4	239.1	288.1	20.5%
Government concession fee	242.2	291.5	344.9	18.3%
Depreciation and amortization:
Depreciation(1)	257.8	271.3	332.0	22.4%
Amortization(2)	196.4	197.7	197.7	0.0%
Total depreciation and amortization	454.2	469.0	529.7	12.9%
Total operating costs	2,718.2	4,921.7	4,820.9	(2.0)%

Other Information:
Total workload units(3)	23,696.9	26,728.1	29,010.7	8.5%
Cost of services per workload unit(4)	45.5	42.8	46.1	7.7%
Cost of services margin(5)	18.4%	12.7%	13.7%	7.9%

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

Employee Statutory Profit Sharing

We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws (“PTU”).  Under this regime, 10.0% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer. We committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps.14,000 per year for continued service.  These amounts are paid and expensed at the end of each year, and are included in our cost of services.  In 2014, 2015 and 2016, we calculated our obligations in respect of employee statutory profit sharing amount to be Ps.4.1 million, Ps.4.9 million and Ps.6.1 million, respectively.  This amount is included in the Ps.16,275 to be paid to each unionized employee for the year ended December 31, 2016, and is recorded as a cost of service.

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

Costs of Construction

Our costs of construction reflect the cost of improvements to our concessioned assets.  In our case, because we hire third parties to provide construction and upgrade services, and we do not recognize a premium on the cost of services, our expenses for those services are equal to our revenues.  We do not recognize a margin for construction services.

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

Taxation

Our provision for taxes consists of two separate taxes: an income tax (Impuesto Sobre la Renta, or “ISR”) and an asset tax.

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

Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V. and Aeropuerto de Mérida, S.A. de C.V. have paid income tax since 2012.  Aeropuerto de Villahermosa, S.A. de C.V. and Aeropuerto de Veracruz, S.A. de C.V. have paid income tax since 2013.  We have recognized deferred income tax for these subsidiaries and, based on our financial and tax projections, we have estimated that these subsidiaries will continue paying income tax in the future.  Following the repeal of the IETU, we have cancelled the deferred IETU for the following subsidiaries: Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Servicios Aeroportuarios del Sureste, S.A. de C.V., RH Asur, S.A. de C.V. and Caribbean Logistic, S.A. de C.V.  Servicios Aeroportuarios del Sureste, S.A. de C.V., RH Asur, S.A. de C.V. and Caribbean Logistic, S.A. de C.V. currently pay income tax.

The Company’s overall tax provisions for 2014, 2015 and 2016 are as follows.

Tax Provisions

	Year ended December 31,
	2014	2015	2016
		(millions of pesos)
Income Tax
Current Income Tax	844.1	1,198.3	1,503.0
Deferred Income Tax	(52.1)	(103.4)	(101.8)
Total Income Tax	791.9	1,094.9	1,401.2

Current Asset Tax	6.7	5.3	0.9
Total Asset Tax	6.7	5.3	0.9
Total Tax Provision	798.7	1,100.1	1,402.1

The determination of which taxes are payable and the appropriate tax rate to use therein for the deferred taxes associated with these tax regimes is determined on an individual airport-by-airport basis since we do not file a consolidated income tax return.

In 2016, the VAT tax rate applicable in Mexico was 16.0% (subject to certain extensions), and calculated generally on a monthly cash flow basis.  Companies that engage in the business of selling, rendering services, leasing, importing or exporting goods are subject to VAT.

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

Effects of Inflation and Economic Changes

The following table sets forth, for the periods indicated:

•                  the Mexican inflation rate;

•                  the U.S. inflation rate; and

•                  the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,
	2014	2015	2016
Mexican inflation rate(1)	4.1%	2.1%	3.4%
U.S. inflation rate(2)	0.8%	0.7%	2.1%
Increase in Mexican GDP(3)	2.6%	2.5%	2.8%

(1)         Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico.  The Mexican consumer price index at year end was 118.53 in 2015 and 122.51 in 2016.

(2)         As reported by the U.S. Department of Labor, Bureau of Statistics.

(3)         In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of April 28, 2017.

The general condition of the Mexican economy, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect our business and operating results. For a detailed description of the risks associated with changes to the economy, inflation and interest rates, see “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations.”

Effects of Fluctuation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar.

	Year ended December 31,
	2014	2015	2016
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	12.7%	16.6%	19.9%

(1)         Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps.17.195 per U.S.$1.00 as of December 31, 2015 and Ps.20.617 per U.S.$1.00 as of December 30, 2016.

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

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated.

Operating Results

	Year Ended December 31,
	2014		2015		2016
	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)
	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)
Cancún(2):
Revenues before solidarity agreement:
Aeronautical services	2,456.7	138.8	2,877.9	144.6	3,341.9	154.0
Non-aeronautical services	1,761.2	99.5	2,250.7	113.1	2,823.2	130.1
Construction services	236.5	13.4	1,846.1	92.8	1,896.3	87.4
Total revenues before solidarity agreement	4,454.4	251.7	6,974.7	350.5	8,061.4	371.5
Expenses before solidarity agreement	(1,851.1)	(104.6)	(3,637.9)	(182.8)	(3,998.3)	(184.3)
Net operating income before solidarity agreement	2,603.3	147.1	3,336.8	167.7	4,063.1	187.2
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(207.3)	(11.7)	(245.6)	(12.3)	(280.7)	(12.9)
Net operating income after solidarity agreement	2,395.7	135.4	3,091.3	155.4	3,782.4	174.3
Mérida:
Revenues before solidarity agreement:
Aeronautical services	225.4	140.9	272.1	143.2	334.2	156.0
Non-aeronautical services	62.8	39.3	71.9	37.8	85.1	39.7
Construction services	26.3	16.4	204.5	107.6	98.7	46.1
Total revenues before solidarity agreement	314.5	196.6	548.5	288.6	518.0	241.8
Expenses before solidarity agreement	(198.0)	(123.7)	(391.1)	(205.8)	(313.5)	(146.4)
Net operating income before solidarity agreement	116.5	72.9	157.4	82.8	204.5	95.4
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(14.4)	(9.0)	(17.7)	(9.3)	(45.8)	(21.4)
Net operating income after solidarity agreement	102.2	63.9	139.7	73.5	158.7	74.0

Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	145.7	121.4	174.1	133.9	181.1	140.8
Non-aeronautical services	50.4	42.0	58.3	44.8	62.3	48.5
Construction services	30.2	25.2	61.7	47.5	44.9	34.9
Total revenues before solidarity agreement	226.3	188.6	294.1	226.2	288.3	224.2
Expenses before solidarity agreement	(135.1)	(112.6)	(177.3)	(136.4)	(166.0)	(129.1)
Net operating income before solidarity agreement	91.2	76.0	116.8	89.8	122.3	95.1
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(9.9)	(8.3)	(12.3)	(9.5)	(13.0)	(10.1)
Net operating income after solidarity agreement	81.4	67.7	104.5	80.3	109.3	85.0

Other Airports: (4)
Revenues before solidarity agreement:
Aeronautical services	491.9	153.7	597.8	157.3	675.0	173.6
Non-aeronautical services	105.3	32.9	111.0	29.2	133.7	34.4
Construction services	286.8	89.6	468.4	123.3	77.1	19.8
Total revenues before solidarity agreement	884.0	276.2	1,177.2	309.8	885.8	227.8
Expenses before solidarity agreement	(706.4)	(220.8)	(916.7)	(241.2)	(556.2)	(143.1)
Net operating income (loss) before solidarity agreement	177.6	55.5	260.5	68.6	329.6	84.7

	Year Ended December 31,
	2014		2015		2016
	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)
	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)
Solidarity agreement revenues	81.5	25.5	103.2	27.2	—	—
Solidarity agreement expenses	(1.9)	(0.6)	(7.6)	(2.0)	(7.4)	(1.9)
Net operating (loss) income after solidarity agreement	257.3	80.4	356.1	93.8	322.2	82.8

Holding & Service Companies:(5)
Revenues before solidarity agreement:
Other (3)	894.1	N/A	1,008.8	N/A	1,108.6	N/A
Total revenues before solidarity agreement	894.1	N/A	1,008.8	N/A	1,108.6	N/A
Expenses before solidarity agreement	(721.7)	N/A	(807.4)	N/A	(895.5)	N/A
Net operating income before solidarity agreement	172.4	N/A	201.4	N/A	213.1	N/A
Solidarity agreement revenues	233.4	N/A	283.1	N/A	346.9	N/A
Solidarity agreement expenses	(81.5)	N/A	(103.2)	N/A	—	N/A
Net operating income after solidarity agreement	324.3	N/A	381.3	N/A	560.0	N/A

Consolidation Adjustment(6):
Total Revenues	(1,209.0)	N/A	(1,395.1)	N/A	(1,455.5)	N/A
Expenses	1,209.0	N/A	1,395.1	N/A	1,455.5	N/A

Total:
Revenues:
Aeronautical services	3,319.7	140.1	3,921.9	146.9	4,532.2	156.3
Non-aeronautical services	1,979.7	83.5	2,491.9	93.3	3,104.3	107.0
Construction services	579.8	24.5	2,580.7	96.7	2,117.0	73.0
Total revenues	5,879.2	248.1	8,994.5	336.9	9,753.5	336.3
Expenses	(2,718.2)	(114.7)	(4,921.7)	(184.3)	(4,820.9)	(166.2)
Net operating income	3,161.0	133.4	4,072.9	152.6	4,932.6	170.1

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

Consolidated Operating Results

	Year Ended December 31,
	2014		2015		2016
			(thousands of pesos)
Revenues:
Aeronautical services	Ps.	3,319,672	Ps.	3,921,949	Ps.	4,532,194
Non-aeronautical services	1,979,717		2,491,941		3,104,343
Construction services	579,774		2,580,707		2,116,954
Total revenues	5,879,163		8,994,597		9,753,491
Operating Expenses:
Cost of services	(1,081,376)		(1,144,327)		(1,336,385)
Administrative expenses	(170,231)		(196,990)		(204,843)
Costs of construction	(579,774)		(2,580,707)		(2,116,954)
Technical assistance fee(1)	(190,419)		(239,175)		(288,111)
Government concession fee(2)	(242,165)		(291,505)		(344,939)
Depreciation and amortization	(454,265)		(468,996)		(529,660)
Total operating expenses	(2,718,230)		(4,921,700)		(4,820,892)
Net operating income	3,160,933		4,072,897		4,932,599
Comprehensive Financing Result:
Interest income, net	39,555		58,701		58,383
Exchange gains (losses), net	(154,532)		(168,664)		(103,852)
Gain (loss) from valuation effects on derivative instruments	—		—		—
Net comprehensive financing income result	(114,977)		(109,963)		(45,469)
Participation in the results of joint ventures(5)	36,448		50,923		144,248
Income before taxes	3,082,404		4,013,857		5,031,378
Provisions for taxes	(798,681)		(1,100,122)		(1,402,116)
Net income	2,283,723		2,913,735		3,629,262
Other Operating Data:
Operating margin(3)	53.8%		45.3%		50.6%
Net margin(4)	38.8%		32.4%		37.2%

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

(5)         Reflects our equity participation in the net income (loss) of Aerostar, the operator of LMM Airport. The conversion effect due to fluctuation of the investment in Aerostar shares is presented in stockholders’ equity and not in the income statement.

Results of operations for the year ended December 31, 2016 compared to the year ended December 31, 2015

Revenues

Total consolidated revenues for 2016 were Ps.9,753.5 million, 8.4% higher than the Ps.8,994.6 million recorded in 2015.  The increase in total revenues resulted from increases of 15.6% in aeronautical revenues and 24.6% in non-aeronautical revenues, primarily resulting from an 8.7% increase in passenger traffic and the depreciation of the Mexican peso against the U.S. dollar, and an 18.0% decrease in revenues from construction services, primarily as a result of the decrease in construction services revenues with respect to the 2015 terminal extension at the Veracruz Airport, which featured significant work.  Total revenues per workload unit decreased 0.2% from Ps.336.9 in 2015 to Ps.336.3 in 2016, due mainly to the 24.5% decrease in revenues from construction services per workload unit, which are based on capital improvements to concessioned assets and are not directly related to passenger traffic, and therefore workload units, in a given year.

Our consolidated revenues from aeronautical services, net of rebates, increased 15.6% to Ps.4,532.2 million in 2016 from Ps.3,921.9 million in 2015, due primarily to a 8.7% increase in passenger traffic and the depreciation of the Mexican peso against the U.S. dollar.  Revenues from passenger charges increased 14.2% to Ps.3,589.2 million in 2016 (79.2% of our aeronautical revenues during the period) from Ps.3,143.9 million in 2015 (80.2% of our aeronautical revenues during the period), reflecting the increase in passenger traffic and the annual increase in our regulated rates.  Aeronautical revenues per workload unit increased 6.5% from Ps.146.7 in 2015 to Ps.156.3 in 2016.

Revenues from non-aeronautical services increased 24.6% to Ps.3,104.3 million in 2016 from Ps.2,491.9 million in 2015.  The primary factors influencing the change in non-aeronautical revenue from 2015 to 2016 were an increase in commercial revenues because of higher passenger traffic during 2016, improved contractual terms for certain commercial agreements in place and the depreciation of the Mexican peso against the U.S. dollar.  These factors led to a 26.9% increase in revenues from retail stores, a 20.6% increase in revenues from duty-free shops and a 41.2% increase in other income, which consisted principally of revenue from tourism services and hotel reservation providers. Increases of 36.6% in revenues from car rental companies, 25.8% in revenues from banking and currency exchange services, 31.2% in revenues from food and beverages, 0.8% in advertising revenues, 10.2% in parking lot revenues, 11.0% in revenues from ground transportation and 32.9% in teleservices revenues also contributed to the increase in revenues from non-aeronautical services.  Non-aeronautical revenue per workload unit increased 14.7%, from Ps.93.3 per workload unit in 2015 to Ps.107.0 per workload unit in 2016.

Revenues from construction services decreased 18.0% to Ps.2,117.0 million in 2016 from Ps.2,580.7 million in 2015.  We had fewer construction projects in 2016 than in 2015, when we engaged in significant work on Terminal 4 at the Cancún Airport and the terminal extension at the Veracruz Airport.  The Cancún Airport experienced an increase in revenues from construction services in 2016, despite the overall decrease in revenues from construction services.

Our revenues from regulated sources in 2016 were Ps.4,762.5 million, a 15.7% increase compared to Ps.4,115.7 million in 2015, mainly due to the increase in total passenger traffic and the annual increase in our regulated rates.  During 2016, Ps.2,874.0 million of our revenues was derived from non-regulated sources, a 25.1% increase from the Ps.2,298.1 million of revenues derived from non-regulated sources in 2015.  This increase was primarily due to the 25.4% increase in commercial revenues described above, from Ps.2,210.4 million in 2015 to Ps.2,772.5 million in 2016.

Revenues by Airport

Aeronautical revenues increased by 16.1% from Ps.2,877.9 million in 2015 to Ps.3,341.9 million in 2016 at the Cancún Airport, mainly due to the increase of 9.3% in passenger traffic at that airport as well as the depreciation of the Mexican peso against the U.S. dollar.  Non-aeronautical revenues increased at Cancún Airport by 25.4% from Ps.2,250.7 million in 2015 to Ps.2,823.2 million in 2016, due principally to the increase in passenger traffic in 2016, the increase in retail stores and the depreciation of the Mexican peso against the U.S. dollar.  Construction services revenues at the Cancún Airport increased to Ps.1,896.3 million in 2016 from Ps.1,846.1 million in 2015, due to the various expansion and renovation projects in progress at the Cancún Airport.  Total revenues increased by 15.6% from Ps.6,974.7 million in 2015 to Ps.8,061.4 million in 2016 at the Cancún Airport, largely due to the increase in passenger traffic and improved contractual terms for certain commercial agreements in place and the increase in construction services revenues.  Revenues per workload unit at the Cancún Airport increased by 6.0% from Ps.350.5 in 2015 to Ps.371.5 in 2016, primarily because of the 15.0% increase in revenues from non-aeronautical services per workload unit, as mentioned above.

Aeronautical revenues increased by 22.8% from Ps.272.1 million in 2015 to Ps.334.2 million in 2016 at the Mérida Airport, due to the depreciation of the Mexican peso against the U.S. dollar and a 16.9% increase in passenger traffic at that airport.  Non-aeronautical revenues increased at Mérida Airport by 18.4% from Ps.71.9 million in 2015 to Ps.85.1 million in 2016, due principally to the increase of 21.0% in commercial revenues because of increased passenger traffic and the depreciation of the Mexican peso against the U.S. dollar.  Construction services revenues decreased from Ps. 204.5 million in 2015 to Ps.98.7 million in 2016.  Revenues overall decreased by 5.6% from Ps.548.5 million in 2015 to Ps.518.0 million in 2016 at the Mérida Airport, due to a significant decrease in revenues from construction services from 2015 to 2016.  Revenues per workload unit at the Mérida Airport decreased by 16.2% from Ps.288.6 in 2015 to Ps.241.8 in 2016, principally due to the decrease in construction services revenues.

Aeronautical revenues increased by 4.0% from Ps.174.1 million in 2015 to Ps.181.1 million in 2016 at the Villahermosa Airport, due to the depreciation of the Mexican peso against the U.S. dollar, which more than offset the decrease of 2.5% in passenger traffic at that airport.  Non-aeronautical revenues increased at Villahermosa Airport by 6.9% from Ps.58.3 million in 2015 to Ps.62.3 million in 2016, due principally to the increase of 8.1% in commercial revenues and the depreciation of the Mexican peso against the U.S. dollar.  Construction services revenues decreased from Ps.61.7 million in 2015 to Ps.44.9 million in 2016.  Revenues decreased by 2.0% from Ps.294.1 million in 2015 to Ps.288.3 million in 2016 at the Villahermosa Airport, largely due to an decrease in construction services.  Revenues per workload unit at the Villahermosa Airport decreased by 0.9% from Ps.226.2 in 2015 to Ps.224.2 in 2016 primarily due to an decrease in construction services revenues.

Aeronautical revenues at our other six airports increased by 12.9% from Ps.597.8 million in 2015 to Ps.675.0 million in 2016, due to the increase of 5.5% in passenger traffic at those airports and the depreciation of the Mexican peso against the U.S. dollar.  Non-aeronautical revenues increased by 20.5% from Ps.111.0 million in 2015 to Ps.133.7 million in 2016, due to the depreciation of the Mexican peso against the U.S. dollar and new retail outlets opening in, and an increase in passenger traffic at, the Veracruz, Oaxaca, Huatulco, and Tapachula airports.  Construction services revenues decreased to Ps.77.1 million in 2016 from Ps.468.4 million in 2015, due primarily to investment contracts under the Master Development Program.  Revenues decreased by 24.8% from Ps.1,177.2 million in 2015 to Ps.885.8 million in 2016 at the other six airports, due primarily to the decrease in construction services revenues.  Revenues per workload unit at our other six airports decreased by 26.5% from Ps.309.8 in 2015 to Ps.227.8 in 2016 principally due to the decrease in revenues from construction services.

Revenues from our parent holding company and our administrative services companies increased by 9.9% from Ps.1,008.8 million in 2015 to Ps.1,108.6 million in 2016, due to the increase in payments by our operating subsidiaries under intercompany agreements related to administrative services. These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps.4,820.9 million in 2016, a 2.0% decrease from the Ps. 4,921.7 million recorded in 2015, primarily as a result of a 18.0% decrease in the cost of construction to Ps.2,117.0 million in 2016 from Ps.2,580.7 million in 2015, this decrease was partially offset by a 20.5% increase in technical assistance fees, an 18.3% increase in government concession fees,  and a 4.0% increase in administrative expenses.  As a percentage of total revenues, operating expenses represented 49.4% of total revenues in 2016 as compared to 54.7% of total revenues in 2015.  Operating costs per workload unit decreased 9.8%, from Ps.184.3 per workload unit in 2015 to Ps.166.2 per workload unit in 2016, primarily because of the decrease in construction costs.

Cost of services increased 16.8% to Ps.1,336.4 million in 2016 from Ps.1,144.4 million in 2015.  The increase was principally due to a 7.1% increase in maintenance costs, from Ps.213.7 million in 2015 to Ps.228.9 million in 2016, a 10.9% increase in safety and security costs and a 15.9% increase in utilities.  Our cost of services per workload unit increased 8.0% from Ps.42.8 in 2015 to Ps.46.1 in 2016 because of an increase of 7.7% in the passenger traffic.

Administrative expenses increased 4.0% to Ps.204.8 million in 2016 from Ps.197.0 million in 2015.  This increase was primarily attributable to higher professional fees and cleaning service fees paid to third parties, as well as higher technical assistance fees paid to Inversiones y Técnicas Aeroportuarias, S.A. de C.V.

Technical assistance fees increased by 20.5% to Ps.288.1 million in 2016 from Ps.239.1 million in 2015, and government concession fees increased by 18.3% to Ps.344.9 million in 2016 from Ps.291.5 million in 2015.  The technical assistance fees increased in 2016 due to the corresponding increase in our consolidated earnings before comprehensive financing costs, income taxes and depreciation and amortization, which is the basis used to determine the technical assistance fee. The increase in government concession fees was primarily the result of an increase in regulated revenues, which is the basis for the calculation of the concession fee.

Construction costs were Ps.2,117.0 million in 2016 and Ps.2,580.7 million in 2015.  Because we hired a third party to provide all of our construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.

Depreciation and amortization costs increased by 12.9% to Ps.529.7 million in 2016 from Ps.469.0 million in 2015.  This increase was principally due to the depreciation of new investments in fixed assets and improvements made to concessioned assets.

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps.4,279.0 million in 2016, a 10.2% increase from the Ps.3,883.5 million recorded in 2015, primarily as a result of a 2.7% increase in construction costs from Ps.1,846.1 million in 2015 to Ps.1,896.3 million in 2016, a 54.2% increase in material and supplies, a 19.4% increase in safety and security costs and a 23.4% increase in professionals fees.  Operating expenses per workload unit for Cancún Airport were Ps.197.2 in 2016, a 1.0% increase from the Ps.195.2 recorded in 2015.

Operating expenses for Mérida Airport were Ps.359.3 million in 2016, a 12.1% decrease from the Ps.408.8 million recorded in 2015, principally as a result of a 51.7% decrease in construction costs from Ps.204.5 million in 2015 to Ps.98.7 million in 2016.  Operating expenses per workload unit for Mérida Airport were Ps.167.8 in 2016, a 22% decrease from the Ps.215.2 recorded in 2015.

Operating expenses for Villahermosa Airport were Ps.179.0 million in 2016, a 5.6% decrease from the Ps.189.6 million recorded in 2015, primarily as a result of a 27.2% decrease in construction costs from Ps.61.7 million in 2015 to Ps.44.9 million in 2016.  Operating expenses per workload unit for Villahermosa Airport were Ps.139.2 in 2016, a 4.6% decrease from the Ps.145.8 recorded in 2015.

Operating expenses for our six other airports were Ps.563.6 million in 2016, a 39.0% decrease from the Ps.924.3 million recorded in 2015, principally as a result of a 83.5% decrease in construction costs from Ps.468.4 million in 2015 to Ps.77.1 million in 2016.  Operating expenses per workload unit for our other six airports were Ps.145.0 in 2016, a 40.4% decrease from the Ps.243.2 recorded in 2015.

Operating expenses for our parent holding company and our administrative services companies were Ps.895.5 million in 2016, a 1.7% decrease from the Ps.910.6 million recorded in 2015, principally due to the decrease in solidarity agreement expenses.  The expenses from our solidarity agreement are intercompany and are therefore eliminated in consolidation.

Operating Income

Operating income increased 21.1% to Ps.4,932.6 million in 2016 from Ps.4,072.9 million in 2015.  This increase in operating income was primarily a result of the 15.6% increase in aeronautical revenues, the 24.6% increase in non-aeronautical revenues due to higher passenger traffic, an increase in commercial revenues due to improved terms of commercial agreements and the depreciation of the Mexican peso against the U.S. dollar.

Operating Income by Airport

Operating income for Cancún Airport increased by 22.4% to Ps.3,782.4 million in 2016 from Ps.3,091.3 million in 2015, primarily because of the 16.1% increase in aeronautical revenues due to higher passenger traffic and the depreciation of the Mexican peso against the U.S. dollar.  Operating income per workload unit at Cancún Airport increased 12.2% from Ps.155.4 in 2015 to Ps.174.3 in 2016.

Operating income for Mérida Airport increased by 13.6% to Ps.158.7 million in 2016 from Ps.139.7 million in 2015, mainly because of the 22.8% increase in aeronautical revenues due to higher passenger traffic and the depreciation of the Mexican peso against the U.S. dollar.  Operating income per workload unit at Mérida Airport increased 0.7% from Ps.73.5 to 2015 to Ps.74.0 to 2016.

Operating income for Villahermosa Airport increased by 4.6% to Ps.109.3 million in 2016 from Ps.104.5 million in 2015, primarily because of the 4.0% increase in aeronautical revenues due to higher passenger traffic and the depreciation of the Mexican peso against the U.S. dollar.  Operating income per workload unit at Villahermosa Airport increased 5.9% from Ps.80.3 in 2015 to Ps.85.0 in 2016.

Operating income for our six other airports decreased by 9.5% to Ps.322.2 million in 2016 from Ps.356.1 million in 2015, principally due to the solidarity revenues in the airports of Veracruz and Tapachula in 2015, as well as electric energy, technical assistance and concession fees.  Operating income per workload unit at the other six airports decreased 11.7% from Ps.93.8 in 2015 to Ps.82.8 in 2016.

Operating income for our parent holding company and our administrative services companies increased by 46.8% to Ps.560.0 million in 2016 from Ps.381.3 million in 2015 primarily because of the increase in payments by our operating subsidiaries under intercompany agreements.

Comprehensive Financing Result

Our net comprehensive financing result was a loss of Ps.45.5 million in 2016 as compared to a loss of Ps.109.9 million in 2015.  This  decrease in net comprehensive financing loss is primarily due to an increase in interest income of 18.5%, from Ps.155.7 million in 2015 to Ps.184.6 million in 2016, and a 38.4% decrease in the exchange rate loss, from Ps.168.7 million in 2015 to Ps.103.8 million in 2016.  The decrease in exchange rate loss is due to  The decrease in the foreign exchange loss in 2016 compared to 2015 is mainly due to the decrease in the net passive monetary position, despite the increase in the percentage of the loss of value of the peso against the dollar.

Taxes

In 2016, our current income tax provision increased 25.4%, from Ps.1,198.3 million in 2015 to Ps.1,503.0 million in 2016, primarily due to higher net income before taxes caused by certain of our subsidiaries, including the Cancún Airport ,Veracruz Airport and taxable income at Huatulco Airport.

Our deferred income tax provision decreased from a deferred income tax gain of Ps.103.4 million in 2015 to Ps.101.8 million in 2016, mainly due to the recognition of the effects of inflation in the fiscal tax balance of our airports and recognition of deferred income tax at Huatulco Airport.

Our asset tax provision in 2016 was Ps.0.9 million and was Ps.5.3 million in 2015.  The Company submitted a request to the Mexican Ministry of Finance to receive an opinion on whether we can retain the right to recover part of the asset tax that was paid in prior years.  As of April 2010, the Ministry of Finance has refused to issue such an opinion to us.  We are currently appealing this decision in Mexican federal court.

Our overall effective tax rate in 2016 increased from 27.4% to 27.9%, primarily as a result of the increase in the taxable base of Cancún Airport and Cancún Airport Services and initial recognition of deferred income tax at the Huatulco Airport.

Net Income

Net income increased 24.6% to Ps.3,629.3 million in 2016 from Ps.2,913.7 million in 2015.  This was mainly the result of the 21.1% increase in operating income, which more than offset the 25.4% increase in income taxes.

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

Aeronautical revenues at our other six airports increased by 21.6% from Ps.491.9 million in 2014 to Ps.597.8 million in 2015, due to the increase of 14.8% in passenger traffic at those airports and the depreciation of the Mexican peso against the U.S. dollar.  Non-aeronautical revenues increased by 5.3% from Ps.105.3 million in 2014 to Ps.111.0 million in 2015, due to the depreciation of the Mexican peso against the U.S. dollar and new retail outlets opening in, and an increase in passenger traffic at, the Veracruz, Oaxaca, Huatulco, Cozumel, Tapachula and Minatitlán airports.  Construction services revenues increased to Ps.468.4 million in 2015 from Ps.286.8 million in 2014.  Revenues increased by 33.2% from Ps.884.0 million in 2014 to Ps.1,177.2 million in 2015 at the other six airports, due primarily to the increase in construction services revenues.  Revenues per workload unit at our other six airports increased by 12.2% from Ps.276.2 in 2014 to Ps.309.8 in 2015 principally due to the increase in revenues from construction services and the solidarity agreement.

Revenues from our parent holding company and our administrative services companies increased by 12.8% from Ps.894.1 million in 2014 to Ps.1,008.8 million in 2015, due to the increase in payments by our operating subsidiaries under intercompany agreements related to administrative services. These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps.4,921.7 million in 2015, an 81.1% increase from the Ps.2,718.2 million recorded in 2014, primarily as a result of a 345.1% increase in construction costs, a 15.7% increase in administrative expenses, a 25.6% increase in technical assistance fees and a 20.4% increase in government concession fees.  The increase in total operating expenses was partially offset by a 345.1% increase in the cost of construction and a 15.7% increase in administrative expenses.  As a percentage of total revenues, operating expenses represented 54.7% of total revenues in 2015 as compared to 46.2% of total revenues in 2014.  Operating costs per workload unit increased 60.5%, from Ps.114.7 per workload unit in 2014 to Ps.184.3 per workload unit in 2015, primarily because of the increase in construction costs.

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

Operating expenses for Villahermosa Airport were Ps.189.6 million in 2015, a 30.8% increase from the Ps.145.0 million recorded in 2014, primarily as a result of a 104.3% increase in construction costs from Ps.30.2 million in 2014 to Ps.61.7 million in 2015.  Operating expenses per workload unit for Villahermosa Airport were Ps.145.8 in 2015, a 20.7% increase from the Ps.120.8 recorded in 2014.

Operating expenses for our six other airports were Ps.916.7 million in 2015, a 30.5% increase from the Ps.708.3 million recorded in 2014, principally as a result of a 63.3% increase in construction costs from Ps.286.8 million in 2014 to Ps.468.4 million in 2015.  Operating expenses per workload unit for our other six airports were Ps.241.2 in 2015, a 9.9% increase from the Ps.221.3 recorded in 2014.

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

Our asset tax provision in 2015 was Ps.5.3 million and was Ps.6.8 million in 2014.  The Company submitted a request to the Mexican Ministry of Finance to receive an opinion on whether we can retain the right to recover part of the asset tax that was paid in prior years.  As of April 2010, the Ministry of Finance has refused to issue such an opinion to us.  We are currently appealing this decision in Mexican federal court.

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

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances.  However, in 2014, 2015 and 2016, we incurred indebtedness to fund our investments in accordance with our Master Development Plans.  See “—Indebtedness.”  In 2014, there was no dividend payment.  In 2015, we used Ps.1,530.0 million to pay dividends. In 2016, we used Ps.1,683.0 million to pay dividends. As of December 31, 2016, we had Ps.3,497.6 million in cash and cash equivalents.

Cash Flows for the year ended December 31, 2016 as compared to cash flows for the year ended December 31, 2015

In 2016, we generated Ps.4,509.4 million in cash flow from operating activities, an increase of 23.4% from Ps.3,653.6 million in 2015, primarily due to an increase in income before income taxes.  As of December 31, 2016, income before income taxes was Ps.5,031.4 million, reflecting a 25.4% increase from 2015.

Cash flow used in financing activities in 2016 was Ps.1,789.9 million, an increase of Ps.162.9 million, or 10.0%, from 2015, due largely to our distribution of Ps.1,683.0 million paid in dividends in 2016, as compared to Ps.1,530.0 million paid in dividends in 2015.

Cash flow used in investing activities in 2016 was Ps.1,366.7 million, principally as a result of investments in concessioned assets for Ps.1,814.5 million in 2016, a 37.6% decrease from 2015, which was offset by the partial collection of the loan granted from Aerostar of Ps.325.7 million in 2016.

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

Indebtedness

As of December 31, 2016, we had Ps.4,460.8 million in outstanding indebtedness.

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

On February 15, 2013, our Cancún airport subsidiary executed bank loans with BBVA Bancomer and Merrill Lynch for a total of U.S.$215.0 million.  The credit agreement was amended on July 17, 2015 and the maximum amount of the loan commitments was increased to U.S.$300.0 million; however, no additional draws have been made and the principal balance of the loans remained at U.S.$215.0 million as of December 31, 2016.  The loans have a seven-year term and amortize in nine payments: the 36-month anniversary of the date on which the conditions precedent to the execution of the amended and restated credit agreement have been satisfied or waived (such date, July 17, 2015 or the “Restatement Effective Date”), the 42-month anniversary of the Restatement Effective Date, the 48-month anniversary of the Restatement Effective Date, the 54-month anniversary of the Restatement Effective Date, the 60-month anniversary of the Restatement Effective Date, the 66-month anniversary of the Restatement Effective Date, the 72-month anniversary of the Restatement Effective Date and the 78-month anniversary of the Restatement Effective Date, in each case at an amount equal to 5.0% of the aggregate amount of the loans made on the borrowing date.  A final payment of the aggregate principal amount of the loans then outstanding will be made on the maturity date, the 84-month anniversary of the Restatement Effective Date.  The loans are denominated in U.S. dollars and charge interest at a rate equal to one-month LIBOR plus a margin ranging from 175 to 185 basis points.  This facility may be used for general corporate purposes, and we have used it to fund our capital contributions and other financial commitments to Aerostar in connection with the upfront payment due under the Lease of the LMM Airport.  We have guaranteed our Cancún airport subsidiary’s obligations under this facility.

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

On March 21, 2013, our joint venture Aerostar entered into a U.S.$50.0 million capital expenditure facility and a secured U.S.$10.0 million revolving credit facility with RBC Royal Bank, UBS Financial Services and FirstBank Puerto Rico.  Additionally, Aerostar issued 5.75% senior secured notes with an aggregate principal amount of U.S.$350.0 million in a private placement.  On June 24, 2015, Aerostar issued senior secured notes with an aggregate principal amount of U.S.$50.0 million to refinance the aforementioned capital expenditure facility.  Furthermore, on December 18, 2015, Aerostar entered into a secured U.S.$10.0 million revolving credit facility with Banco Popular de Puerto Rico in order to refinance the March 2013 revolving credit facility and to finance operational working capital needs and general corporate purposes, including capital expenditure projects.  As part of these debt financings, Aerostar was required to pledge its interest in the lease of LMM Airport as collateral to a leasehold mortgagee assigned by the lenders.  Our Cancún airport subsidiary and its joint venture partner Highstar Capital IV and its affiliated funds pledged their share ownership in Aerostar as collateral for all of these facilities.  However, given that Aerostar is a joint venture and not our subsidiary, we do not consolidate Aerostar’s assets or liabilities into our financial statements and we provide no credit support other than our Cancún airport subsidiary’s pledge of its membership interests in Aerostar to secure the senior credit facilities and the senior notes.

As of December 31, 2016, the company has no contracts for interest rate or foreign currency swaps.

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

The following table sets forth our historical investments in the periods indicated.

Year ended December 31,	(thousands of pesos)
2014	1,294,207
2015	3,102,523
2016	1,902,275

In 2016, we spent Ps.1,902.3 million on capital expenditures, largely to continue the projects of 2015, which are expected to conclude in August 2017.  In 2015, we spent Ps.3,102.5 million on capital expenditures, largely to continue the projects of 2014, but also to initiate construction of Terminal 4 at Cancún Airport and to renovate runways at Mérida Airport.  In 2014, we spent Ps.1,294.2 million on capital expenditures, principally to finance works at (i) Cancún Airport, including the extension of the terminal building and the commercial-aviation apron at Terminal 3, the planning, design and development of the construction of Terminal 4 and the acquisition of airside buses and explosive-trace detectors, and (ii) Veracruz Airport, including the extension of its terminal building.  The amounts presented in the table above differ from those presented in the Consolidated Statement of Cash Flows because these amounts reflect the budgeted investments in accordance with the Master Development Plan.

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

Non-aeronautical service revenues consist primarily of the leasing of space in airport terminals, access fees from third parties providing handling, catering and other services at the airports and miscellaneous other revenues.  The leasing of space to airlines and other commercial tenants currently represents the most significant source of non-aeronautical service revenues. Lease revenues are accrued monthly, and are determined by applying a percentage on real sales revenues of the lessors (equity) or a minimum agreed upon amount, both of which are set forth in the lease agreements. We currently perform an estimate for the last days of the month to determine the monthly percentage of equity. We have compared the estimated bases with the real billing and concluded that there were no significant differences.

Rental income is recognized on terminal space that is leased through operating leases. Such leases stipulate either: fixed monthly rental fees or fees based on the greater of a minimum monthly rental fee and a specified percentage of the lessee’s monthly revenues or the number of departing passengers. Access fees and other service revenues are recognized as services are provided.  All amounts are calculated and recognized on a monthly basis.  Although some non-aeronautical service revenues are regulated under the price regulation system, revenues from commercial activities (other than the lease of space to airlines and other service providers considered essential for an airport’s operation) are not regulated.

An operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. As a result, we are required to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services. Revenues related to construction and upgrade services are presented in as “Construction services” and expenses related to construction and upgrade services are presented as “Costs of construction.”  We use the percentage of completion method of accounting to estimate and recognize our revenues and related costs as the construction projects are being undertaken.  Since we hire third party vendors to provide construction services, the revenue related to those services is equal to the fair value of the services received.  We monitor and adjust our income on a regular basis so that we do not exceed the maximum rate limits for annual invoicing.

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

We conduct a sensitivity analysis to determine the degree to which possible changes to the assumptions used in determining whether or not the amount calculated of the reserve would be significantly affected.  We have concluded that percentage used to determine the reserve is the most sensitive assumption and therefore, if said percentage were to show an increase or decrease of 15%, it would have no significant effect.

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

Recently Issued Accounting Standards

The following is a list of the new standards and amendments that have been issued by the IASB and applicable to financial periods beginning after July 1, 2015 and subsequent periods.  The Company is still in the process of evaluating the new standards.

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

IFRS 9 was amended in July 2014, with further changes to the classification and measurement rules and also establishes a new pattern of impairment. These changes now make up the new standard for financial instruments. The new impairment model is a model of expected credit losses, and therefore will result in an early recognition of credit losses.  This change will take effect starting on January 1, 2018 and its adoption will be in phases. Early adoption is permitted for any of the following: credit risk requirement for financial liabilities, classification and measurement requirement for financial assets, classification and measurement requirements for financial assets and financial liabilities, or classification and measurement requirements for financial assets and liabilities and hedge accounting.

•                  IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 was modified in July 2014 with additions to the measurement and classification rules, as well as the enactment of a new impairment model.  The basic principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in the amount by which the entity expects to be exchanged those goods or services.  The basic principle of this approach is reflected in a 5-step model: (1) identify the contract with a customer, (2) identify performance obligations in the contract, (3) determine the transaction price, (4) assign transaction price to performance obligations in the contract and (5) recognize revenue when the entity satisfies the performance obligation(s).  The application of this approach will depend on the facts and circumstances present in the contract and requires judgment. The standard should be applied in the financial statements under IFRS of the entity for annual periods beginning on or after January 1, 2018.  Early adoption is permitted.  The entities can apply the standards in retrospective form or can use a modified transition approach, that consist in applying the retrospective standard only in contracts that are not closed on the adoption date.

The Company’s management is evaluating the application of IFRS 15.  The Company’s management will complete its evaluation after analyzing the characteristics of the inventory carried out of existing contracts.

•                  IFRS 16, “Leases”

The IASB issued in January 2016 a new standard for leases accounting.  This standard will replace the currently effective IAS 17, which classifies the leases as financial and operational.  IAS 17 identifies the leases as “financial” when the risks and benefits of an asset have been transferred and as “operational” for all other leases.  IFRS 16 removes the financial and operational classification and requires the recognition of  an asset derived from the “right to use” for most leases, and a liability that reflects future payments. The IASB has included exceptions in short-term leases and low-value assets. These changes are applicable for a lessor’s accounting books, while the guidelines for the leaseholder are similar to those currently in force.  The most relevant effect of the new requirements would be reflected in an increase of the assets and liabilities due to leasing, with an effect in the comprehensive income statements in the depreciation and financing expenses lines derived from the assets and liabilities previously recognized as operational.  The operating cash flows will be higher as cash payments for the principal portion of the lease liability are classified within financing activities. This standard is effective for periods beginning on or after January 1, 2019.  Early adoption is permitted if IFRS 15 is also adopted.

On the issue date of the financial statements, the Company’s management has identified a lease of utility vehicles, and has quantified the impact of the new requirements for which a right of use would have to be recognized, as well as a liability amounting to U.S.$19.2 thousand (Ps.395.3 thousand), and an annual impact on the income account for amortization amounting to U.S.$4.8 thousand (Ps.98.8 thousand) during the four-year useful life.

In addition, the Company’s management identified a lease agreement for office use with a monthly rent of U.S.$21.5 thousand (Ps.444.2 thousand), with a remaining duration of four years; therefore, in accordance with the new requirements, the impact will be a recognition of a right of use and a liability amounting to U.S.$17.8 thousand (Ps.366.5 thousand), as well as an annual impact of the comprehensive income statement for amortization amounting to U.S.$5.9 thousand (Ps.122.1 thousand).

Off-balance sheet arrangements

We are not currently, nor have we been, involved in any off-balance sheet arrangement that has or is reasonably likely to have had a current or future effect on our financial statements, changes in liquidity, capital expenditures or capital resources that are material to investors.

Tabular disclosure of contractual obligations

The following table summarizes our material contractual obligations as of December 31, 2016.

	Payments due by period
	(millions of pesos)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Master Development Plans(1)	1,498.1	1,182.4	315.7	—	—
Technical Assistance Agreement(2)	239.8	—	119.9	119.9	—
Operating Leases	17.7	5.3	12.4	—	—
Total	1,755.6	1,187.7	448.0	119.9	—

	Payments due by period
	(millions of pesos)
Financial Liabilities	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank Loans and Interest	4,460.8	58.3	753.6	3,648.9	—
Suppliers	11.4	11.4	—	—	—
Accounts payable and accrued expenses	463.8	463.8	—	—	—
Total	4,936.0	533.5	753.6	3,648.9	—

(1)         As of December 31, 2016, based on the Mexican Construction Price Index.  The master development plans, which contain the investment commitments for our airports have been approved for each year through December 31, 2018.  The plans also contain indicative investments for calendar years 2018 through 2028, but these amounts are not binding on us.

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

The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name	Title	Director Since
Fernando Chico Pardo(1)	President	April 28, 2005
Ricardo Guajardo Touché(3)	Director	February 28, 2001
Francisco Garza Zambrano(3)	Director	February 28, 2001
Guillermo Ortiz Martínez(3)	Director	April 26, 2010
Roberto Servitje Sendra(3)	Director	April 25, 2008
José Antonio Pérez Antón(2)(5)(*)	Director	April 26, 2012
Aurelio Pérez Alonso(4)(*)	Director	April 26, 2012
Rasmus Christiansen(3)	Director	April 26, 2007
Luis Chico Pardo(4)	Director	April 25, 2008

(1)         Elected by ITA as holder of Series BB shares, with Federico Chávez Peón Mijares as Alternate.  Fernando Chico Pardo is the direct or indirect owner of 50.0% of the shares of ITA and 37,746,297 Series B shares (12.6% of our outstanding shares) as of April 28, 2017.

(2)   Elected by ITA as holder of Series BB shares, with Luis Fernando Lozano Bonfil as Alternate.

(3)   Independent Director

(4)         On April 26, 2012, Aurelio Perez Antón and Luis Chico Pardo were elected as members of the Board of Directors, representing the Series B shares.

(5)         On April 26, 2012, José Antonio Perez Antón was elected as a member of the Board of Directors, representing the Series BB Shares.

(*)   Owner of less than 1.0% of our outstanding shares as of April 28, 2017.

Fernando Chico Pardo.  Mr. Chico Pardo has been a member of our Board of Directors and Chairman of the Board since April 28, 2005.  He was our Chief Executive Officer from January 19, 2007 until June 1, 2011.  He is the founder and President of Promecap, S.C. established in 1997.  Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York), Latin America Representative for Mocatta Metals Corporation and Mexico Representative for Standard Chartered Bank (London).  Mr. Chico Pardo has also been on the boards of directors of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México, BBVA Bancomer, Cultiba and Grupo Posadas de México.  He is 65 years old.  Mr. Chico Pardo was appointed by ITA.

Ricardo Guajardo Touché.  Mr. Guajardo is a member of our Board of Directors and President of our Audit and Corporate Practices Committee.  He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and Chief Executive Officer  of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and Chief Executive Officer of Grupo Vamsa since 1989.  He has served on the Board of Directors of Grupo Bimbo, Almacenes Coppel, Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”), Fomento Económico Mexicano (“FEMSA”), Coca-Cola FEMSA, Transportación Marítima Mexicana (“TMM”), Alfa and El Puerto de Liverpool.  He is 68 years old.  Mr. Guajardo is an independent director.

Francisco Garza Zambrano.  Mr. Garza is a member of our Board of Directors and he has served as President of Cementos Mexicanos of North America and Trading, as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos U.S.A. He was formerly on the Board of Directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Cámara Nacional del Cemento, Club Industrial, A.C. and Fundación Mexicana para la Salud.  He is 61 years old.  Mr. Garza is an independent director.

Guillermo Ortiz Martínez. Mr. Ortiz is a member of our Board of Directors and Financial Expert of the Audit Committee.  He has served as the Chairman of the Board of Directors of Grupo Financiero Banorte.  Previously, he was Governor of the Bank of Mexico for two terms, from 1998 to 2003, and from 2004 to 2009. From 1994 to 1997, he was Mexico’s Public Finance Minister.  Mr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994. Prior to that, between 1984 and 1988, he occupied the post of Executive Director of the International Monetary Fund (IMF).  From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research.  Mr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry.  During 2009 he was employed as Chairman of the Bank for International Settlements based in Basel, Switzerland.  He is 68 years old. Mr. Ortiz is an independent director.

Roberto Servitje Sendra.   Mr. Servitje is a member of our Board of Directors.  He has been the Deputy Chief Executive Officer of Grupo Bimbo (1969), as well as the company’s Chief Executive Officer (1978) Executive President (1990) and Chairman of the Board of Directors (1994-2012).  He has also been a member of the advisory boards of Chrysler Mexico, Grupo Altex, the School of Banking and Commerce and the Hermann International Memorial.  He is 89 years old.  Mr. Servitje is an independent director.

Luis Chico Pardo.  Mr. Chico Pardo is a member of our Board of Directors.  He has held positions as an Economist at the Bank of Mexico, as the Manager of the International Division of the Bank of Mexico, as the General Coordinator of the Credit Department at the Mexican Ministry of Finance, as Chief Executive Officer of Banco Mexicano, as Executive Vice-President of Banco Mexicano Somex, and as Chief Executive Officer of Banco B.C.H.  He is currently a member of the Board of Directors of the venture capital investment firm Promecap.  Mr. Chico Pardo is 76 years old.

Rasmus Christiansen.  Mr. Christiansen previously served as the Chief Executive Officer of Copenhagen Airports International A/S, responsible for management and advisory services for CPH’s international investments. Before joining Copenhagen Airports, Mr. Christiansen was the director and owner of an import/export company in Hungary (1993 — 1999).  Prior to this, he was Vice President of Dolce International, Hotels and Conference centers.  He joined Copenhagen Airports A/S in 1999 as the Development and Acquisitions Director.  In 2005 he became the Vice President and in 2007 CEO of Copenhagen Airports International.  He is also a board member of CPH International A/S and Newcastle International Airport Ltd. As well as Chairman of the Danish Schou Foundation.  Mr. Christiansen is 65 years old and was born in Denmark.

José Antonio Pérez Antón.  Mr. Pérez Antón has been Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005.  He has worked for ADO since 1996.  Mr. Pérez Antón is also currently the Vice President of the Cámara Nacional del Autotransporte de Pasaje y Turismo (the Mexican National Chamber of Intercity and Tourism Transportation, or “CANAPAT”), and is a Counselor at ITI (the Intermodal Transportation Institute, based in Denver).  He is 44 years old.

Aurelio Pérez Alonso.  Mr. Pérez Alonso has been Deputy Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005.  Before joining the Group in 1998, Mr. Pérez Alonso was a consultant for Arthur Andersen and he is currently a member of the Board of Directors of CANAPAT.  He is 45 years old.

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

The following table lists our executive officers, their current position and their year of appointment as an executive officer:

Name	Principal Occupation	Executive Officer since
Adolfo Castro Rivas(1)	Chief Executive Officer; Director of Finance (Chief Financial and Strategic Planning Officer)	June 1, 2011
Carlos Trueba Coll(*)	Director of Cancún Airport	March 1, 2010
Héctor Navarrete Muñoz	Director of Regional Airports	January 15, 2003
Claudio Góngora Morales	Chief Legal Counsel	April 19, 1999
Manuel Gutiérrez Sola	Chief Commercial Officer	August 7, 2003
Agustín Arrelano Rodríguez	Chief International Affairs Officer	August 15, 2013
Alejandro Pantoja López	Chief Infrastructure and Compliance Officer	August 15, 2013

(1)         Elected by ITA as holder of Series BB shares, with Federico Chávez Peón Mijares as Alternate.  Fernando Chico Pardo is the direct or indirect owner of 50.0% of the shares of ITA and 37,746,297 Series B shares (12.6% of our outstanding shares) as of April 15, 2017.

(*)   Owner of less than 1.0% of our outstanding shares as of April 15, 2017.

Adolfo Castro Rivas.   Mr. Castro was appointed as our Chief Executive Officer in June 2011. Mr. Castro has been our Director of Finance (Chief Financial Officer) since January 2000.  Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V.  Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. de C.V. and an auditor and consultant with Coopers & Lybrand.  Mr.  Castro is also member of the Board of Directors of Red de Carreteras de Occidente, S.A.B. de C.V.   He is 52 years old.

Carlos Trueba Coll.   Mr. Trueba has been the Director of Cancún International Airport since March 1, 2010.  Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004).  He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares.  He is 53 years old.

Héctor Navarrete Muñoz.   Mr. Navarrete is the Director of Regional Airports.  Previously, Mr. Navarrete was the Administrator of the Mérida International Airport, Director of the Board of Culture and Tourism of the state of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security.  He is 60 years old.

Claudio Góngora Morales.   Mr. Góngora has been General Counsel since 1999.  He is Legal Director of ASUR (from 2001).  Mr. Gongora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compañia Exploradora del Istmo, S.A. de C.V.  He has been Deputy Legal Director of Comisión de Fomento Minero, as well as Chief Legal Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd.  He is 65 years old.

Manuel Gutiérrez Sola.   Mr. Gutiérrez has been our Chief Commercial Officer since August 7, 2003.  Previously, from October 31, 2002, Mr. Gutiérrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of ASUR’s commercial strategy.  Before that, he was our Concessions Manager since December 2000.  Prior to joining ASUR, Mr. Gutiérrez was Chief Operations Officer of G. Acción S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V.  He is 53 years old.

Agustín Arellano Rodríguez.   Mr. Arellano was appointed as our Chief International Affairs Officer in August, 2013. Mr. Arellano was previously the company’s Chief Infrastructure and Regulations Officer (from 2010). Prior to joining ASUR, Mr. Arellano held a series of positions within the Mexican Air Traffic Control Service, SENEAM, including those of Technical Director and General Director.  He has also been a member of the Boards of Directors of Aeropuertos y Servicios Auxiliares, the Mexican state-owned airport operator and Mexico City International Airport.  Mr. Arellano is currently seconded to our joint venture, Aerostar, where he is serving as Chief Executive Officer.  He is 60 years old.

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

Share Ownership of Directors and Senior Management

With the exceptions of Fernando Chico Pardo (see “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders”), José Antonio Pérez Antón, Aurelio Pérez Alonso and Carlos Trueba Coll, directors and senior management do not own shares of ASUR. There are no compensation arrangements under which employees may acquire capital stock of ASUR.

Compensation of Directors and Senior Management

Members of our Board of Directors and the members of our committees received Ps.4.8 million in aggregate compensation for the year ended December 31, 2016.  We paid an aggregate amount of approximately Ps.40.1 million in 2016 for the services of our executive officers.

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

The Audit and Corporate Practices Committee must be composed of at least three members, all of whom must be independent, and is responsible for supervising the management and conduct of our business, monitoring the activities of our Board of Directors, our officers and the officers of our subsidiaries for compliance with the bylaws and applicable law, as well as coordinating internal auditing activities.  With respect to financial reporting and auditing matters, the Audit and Corporate Practices Committee reviews financial data, ensures compliance with the professional code of conduct and has oversight of our internal auditing and controls system, as well as the performance of our external auditors.  The Audit and Corporate Practices Committee is also responsible for monitoring transactions with affiliates, including ITA and its stockholders.  In addition to the specific duties and authorities set forth under our bylaws and the Securities Market Law for the Audit and Corporate Practices Committee, the Audit and Corporate Practices Committee also has the authority and duties of the Corporate Practices Committee under the Securities Market Law.  Our bylaws provide that the Board of Directors shall determine the number of members of the Audit and Corporate Practices Committee, which is required to comprise solely independent directors.  All members of the Audit and Corporate Practices Committee must meet the applicable independence criteria set forth under the Sarbanes-Oxley Act of 2002 and the rules issued thereunder by the U.S. Securities and Exchange Commission.  The president of the Audit and Corporate Practices Committee is elected by a vote at the shareholders meeting, as is a secretary, who is not required to be a committee member.  The committee also appoints among its members a special delegate who may not be a person appointed by the holders of Series BB shares nor be related to the committee members.  The special delegate is charged with ensuring that ITA complies with its obligations under the technical assistance agreement it has with us.  The current members of the Audit and Corporate Practices Committee are Ricardo Guajardo Touché (President), Francisco Garza Zambrano and Guillermo Ortiz Martínez (Financial Expert of the Audit Committee).  A secretary has also been appointed who is not a member of the committee.

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

Employees

The following table sets forth the number of employees in various positions as of the end of 2014, 2015 and 2016.

	As of December 31,
	2014	2015	2016
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	141	136	140
Cancún Airport	224	227	234
Cozumel Airport	26	27	27
Huatulco Airport	20	20	23
Mérida Airport	51	52	55
Minatitlán Airport	19	20	19
Oaxaca Airport	22	23	23
Tapachula Airport	24	25	23
Veracruz Airport	33	34	34
Villahermosa Airport	29	30	32
Total Administrative Employees	589	594	610

	As of December 31,
	2014	2015	2016
Unionized Employees(2)
Cancún Airport	127	127	131
Cozumel Airport	35	36	36
Huatulco Airport	20	20	20
Mérida Airport	45	45	44
Minatitlán Airport	16	16	16
Oaxaca Airport	22	22	22
Tapachula Airport	24	24	24
Veracruz Airport	27	28	26
Villahermosa Airport	29	28	29
Total Union Employees	345	346	348

(1)         In April 2008, we transferred all of the non-unionized administrative employees employed by our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary.

(2)         In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V., a wholly-owned subsidiary.

As of December 31, 2014, 2015 and 2016, we had 934, 940 and 958 employees, respectively.

In addition, services relating to commercial operations and certain airport operations are provided by third parties, using their own personnel.  As of December 31, 2016 there were approximately 205 employees providing such services.  A significant portion of the services rendered in our airports is provided by personnel employed by third parties.

36.3% of our employees on December 31, 2016 were members of labor unions.

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

Item 7.                   Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Capital Stock Structure

The following table sets forth the current ownership of outstanding shares as of April 28, 2017, to the extent of our knowledge.

	Number of Shares		Percentage of total share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
Agrupación Aeroportuaria Internacional III, S.A. de C.V.(1)(2)(4)	16,378,297	—	5.46%	—
ITA, through Bancomext (1)(2)(3)(4)(7)	—	22,950,000	—	7.65%
Servicios Estrategia Patrimonial, S.A. de C.V.(1)(2)(3)(4)(5)	21,368,000	—	7.12%	—
Aberdeen Asset Management(1)(6)	43,329,240	—	14.44%	—
Remer Soluciones, S.A. de C.V.(7)	36,918,290	—	12.31%	—
Other Public(1)	159,056,173	—	53.02%	—

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

(6)      Composed of 4,332,924 ADSs.

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

RELATED PARTY TRANSACTIONS

General

As of December 31, 2014, 2015 and 2016, the accounts pending payment with related parties are as follows:

	At December 31,
	2014	2015	2016
	(millions of pesos)
Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.(2)	48.1	59.3	71.4
Lava Tap de Chiapas, S. A. de C. V.(1)	0.5	0.5	0.3
Autobuses de Oriente, S.A. de C.V(2)	0.2	—	—
Total Accounts Payable	48.8	59.8	71.7

(1)         Affiliate of key management personnel

(2)         Shareholder

During the years ending December 31, 2014, 2015 and 2016, the following transactions with related parties were carried out:

	Year Ended December 31,
	2014		2015		2016
	(millions of pesos)
Commercial revenues	Ps.	9.5	Ps.	14.0	Ps.	15.7
Technical assistance	(190.4)		(239.2)		(288.1)
Administrative services	(1.4)		—		—
Leases	(3.4)		(4.1)		(4.8)
Cleaning services	(4.3)		(9.1)		(9.5)
Investment (transport equipment)	—		—		—
Others	—		(0.9)		(2.5)

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

The analysis of the account receivable that Cancún has with Aerostar is as follows:

Loan recorded (equivalent to U.S.$100,000)	Ps.	1,277,950
Revaluation effect	30,480
Interests of the period	40,125

Account receivable from the joint venture as of December 31, 2013	1,348,555
Revaluation effect	173,422
Interest income	45,631

Account receivable from the joint venture as of December 31, 2014	1,567,608
Revaluation effect	218,110
Interest income	65,705

Account receivable from the joint venture as of December 31, 2015	1,851,423
Revaluation effect	298,341
Interest income	83,483
Payment of loan to the Company	(325,693)
Payment of interest to the Company	(21,008)

Account receivable from the joint venture as of December 31, 2016	Ps.	1,886,546

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

Pursuant to the Technical Assistance Agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us.  Although Copenhagen Airports ceased to be a shareholder in October 2010, and after the consummation of the sale of a company that owns 49.0% of ITA to Grupo ADO, the Technical Assistance Agreement continues in force and will remain in force.  The Technical Assistance Agreement entitles ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our Board of Directors.  The agreement also grants us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement.  The agreement had an initial 15-year term which expired in 2013, and was automatically renewed for a successive five-year term on the same conditions on  December 18, 2013.  We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement).  The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process.  This process is described in “Item 6.  Directors, Senior Management and Employees—Committees.”  In 2014, 2015 and 2016, we recognized expenses of U.S.$12.9 million, U.S.$10.4 million and U.S.$10.5 million, respectively, pursuant to the technical assistance agreement plus additional expenses owed to ITA of approximately U.S.$ 0.073 million, U.S.$0.050 million and U.S.$0.008 million, respectively.

Arrangements with Entities Controlled by Fernando Chico Pardo

We rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.

Compensation to Directors and Officers

In 2014, we provided Ps.26.0 million in compensation to key management personnel and Ps.8.2 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2015, we provided Ps.34.7 million in compensation to key management personnel and Ps.6.0 million in compensation to the Board of Directors and the committees of the Board of Directors.  In 2016, we provided Ps.40.0 million in compensation to key management personnel and Ps.4.8 million in compensation to the Board of Directors and the committees of the Board of Directors.

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

At present, two labor-law claims have been filed against us mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects. We are currently pursuing judicial remedies and no ruling has been handed down at the date of this report. The total amount of these claims is approximately Ps.116.0 million.  As of December 31, 2016, we have not established a provision for this item.

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

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends is determined under IFRS.  The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., is Ps.893.1 million (which includes the required allocation corresponding to year 2015 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Currently, dividends paid to non-resident holders with respect to our Series B shares and ADSs are subject to Mexican withholding tax at the rate of 10.0% on the gross amount of the dividend distributed.  Dividends paid against the net tax profits accrued on or before December 31, 2013, are not subject to Mexican withholding tax.  Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor of 1.4286 thereafter.  Corporate tax rates of 30.0% in 2013, 2014 and 2015 are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2016, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years.  Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2016, we had Ps.8,007.3 million of distributable earnings, Ps.6,114.9 million of which were not subject to corporate income tax.

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

At the general stockholders’ meeting on April 26, 2016, our stockholders approved an increase in the legal reserve of the Company by Ps.146.1 million from the accumulated net profits for the year ended December 31, 2015.  In that same meeting, our stockholders also approved the payment of an ordinary cash dividend from accumulated retained earnings in the amount of Ps.1.68 billion or Ps.5.61 per share for each outstanding Series B or BB share.  This dividend was payable as of June 15, 2016.  Our stockholders also approved the amount of Ps.1.092 billion from the accumulated net profits for the year ended December 31, 2015 as the maximum amount that may be used by the Company to repurchase its own shares during the 2016 fiscal year.

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

The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars over the five most recent financial years is as follows:

	U.S.$ per ADR (1)		Pesos per Series B Share
Years ended December 31,	Low	High	Low	High

2012	57.03	115.66	77.83	147.74

2013	99.96	141.50	133.76	173.96

2014	107.00	136.35	142.48	199.43

2015
First Quarter	126.03	139.93	186.63	210.44
Second Quarter	139.33	153.52	208.90	233.72
Third Quarter	137.77	157.74	222.01	262.32
Fourth Quarter	139.14	165.82	242.07	272.99

2016
First Quarter	121.43	150.71	223.32	260.95
Second Quarter	142.94	160.00	250.47	294.05
Third Quarter	140.18	164.28	276.29	298.03
Fourth Quarter	135.52	164.30	281.45	311.03

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
October 2016	145.94	162.84	281.75	302.91
November 2016	135.52	164.30	281.45	311.03
December 2016	140.51	150.79	290.35	307.30
January 2017	134.27	148.30	295.44	314.84
February 2017	146.23	159.31	303.57	319.81
March 2017	156.15	178.95	311.60	335.21

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

As of December 31, 2016, 137 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2016, the 10 most actively traded equity issues (excluding banks) represented 57.37% of the total volume of equity issues traded on the Mexican Stock Exchange.  Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in Mexico.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 28, 2017:

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

•                  Series BB shares may represent no more than 15.0% of our outstanding capital stock; and

•                  subject to the tender offer procedures described below, holders of Series BB shares, either individually or together with their related persons, may also own Series B shares without limitation.

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

We, through our Cancún subsidiary, have entered into a series of agreements with the shareholders of Airplan and Oriente, entities that hold concessions to operate several airports in Colombia. See “—Recent Developments” under “Item 5.  Operating and Financial Review and Prospects.”

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

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as dividend income on the date on which the distributions are received by the U.S. holder in the case of Series B Shares or by the depositary in the case of ADSs. Such distributions will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).  To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs.  We do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed below).  Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs, whether or not they are converted into U.S. dollars on that date.  If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions.  U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the Series B shares or ADSs will be subject tax at a reduced rate if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) (A) the Series B shares or ADSs are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (PFIC).  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year.   Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2017 taxable year, although there can be no assurance in this regard.

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

•                  Non-Mexican Holder resident in Treaty Country:

Gain on the sale of our Series B shares or ADSs by a non-Mexican holder who is resident of a Treaty Country will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange, or any other recognized market, provided that certain requirements set forth by the Mexican Income Tax Law are complied with.  A letter stating under oath that the non-Mexican holder is resident in a Treaty Country shall be provided to the financial intermediary obligated to make the withholding.

•                  Sales not subject to the reduced 10.0% withholding rate:

For a non-Mexican holder that does not carry out the sale through an authorized stock exchange, the proceeds obtained from the sale or disposition of our Series B shares or ADSs will be subject to a 25.0% tax on the full sale price. Under certain circumstances, and provided certain requirements set forth by the Mexican Income Tax Law are complied with, non-Mexican holders, alternatively, may elect to pay a 35.0% tax on the gain obtained from the transaction. This 35.0% retention regime on proceeds would also apply in the following cases:

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

Other Mexican Taxes

There are no Mexican inheritance, succession or value added taxes applicable to the ownership, transfer or disposition of the Series B shares or ADSs by non-Mexican holders; provided, however, that gratuitous transfers of the Series B shares or ADSs may in certain circumstances cause Mexican income tax to be imposed upon the recipient.  There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-Mexican holders of the Series B shares or ADSs.

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets.  “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include the ADSs) that are not held in accounts maintained by financial institutions.  Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals.  Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria.  U.S. holders that fail to report the required information could be subject to substantial penalties.  Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Notes, including the application of the rules to their particular circumstances.

U.S. Information Reporting and Backup Withholding Requirements

Dividends paid on, and proceeds from the sale or other disposition of, the Series B shares or ADSs to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption.  Backup withholding is not an additional tax.  Amounts withheld as backup withholding will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the peso relative to the U.S. dollar.  Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are collected in pesos based on the average exchange rate for the prior month.  In 2014, 2015 and 2016, 28.3%, 21.3% and 24.4%, respectively, of our consolidated revenues were derived from passenger charges for international passengers.  In addition, a substantial portion of our contracts with providers of commercial services are denominated in U.S. dollars.  In 2014, 2015 and 2016, 38.6%, 21.1% and 38.2%, respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars.  Substantially all of our other revenues are denominated in pesos.  Substantially all of our consolidated costs and expenses are denominated in pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment).  Based on a 5.0% depreciation of the peso compared to the U.S. dollar as of December 31, 2016, we estimate that our revenues for the year ended December 31, 2016 would have increased by Ps.186.3 million.

As of December 31, 2014, 2015 and 2016, 3.9%, 14.9% and 45.4%, respectively, of our cash and cash equivalents were denominated in dollars.  Based on a 5.0% depreciation of the peso compared to the U.S. dollar as of December 31, 2016, we estimate that the value of our cash and cash equivalents as of December 31, 2016 would have increased by Ps.79.3 million.

100% of our foreign currency indebtedness at December 31, 2014 , 2015 and 2016 was denominated in U.S. dollars.  A decrease in the value of the peso relative to the dollar will increase the cost in pesos of servicing our U.S. dollar denominated indebtedness.  Based on a 5.0% depreciation of the peso compared to the U.S. dollar as of December 31, 2016, we estimate that our long term debt as of December 31, 2016 would have increased by Ps.221.7 million.

As of December 31, 2014, 2015 and 2016, we did not have any outstanding forward foreign exchange contracts.

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

Based on a 1.0% increase in LIBOR, we estimate that the cost of our debt service for the year ended December 31, 2016 would have increased by Ps.104.7 million in 2016.

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

Fees payable by the depositary

From January 1, 2016 through December 31, 2016, the depositary reimbursed or otherwise paid us approximately U.S.$52.5 thousand in compensation in connection with the ADS program.  Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), and legal fees.

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

Item 14.                                    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                                    Controls and Procedures

The Company’s management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2016.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2016 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Controls Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  We conducted an assessment of the effectiveness as of December 31, 2016 of our internal controls over financial reporting using the criteria set for in the “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, as stated in the report included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.            Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2014, 2015 and 2016:

	Year ended December 31,
	(thousands of pesos)
	2014		2015		2016
Audit fees	13,367		15,575		16,075
Audit-related fees	—		—		—
Total fees	Ps.	13,367	Ps.	15,575	Ps.	16,075

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

2015	(a) Total number of shares purchased(1)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2015 Total			—	—

2016	(a) Total number of shares purchased(1)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31			—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2016 Total	—	—	—	—

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

2.3

First Amended and Restated Credit and Guaranty Agreement, dated as of July 17, 2015, among Aeropuerto de Cancún, S.A. de C.V., Grupo Aeroportuario del Sureste, S.A.B. de C.V., the several Lenders from time to time party thereto and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as administrative agent for the Lenders (incorporated by reference to our Form 20-F filed on April 15, 2016).

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

4.7

Share Sale and Purchase Agreement dated as of March 23, 2017 between Aeropuerto de Cancún S.A. de C.V. and Procopal S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.8

Share and Share Usufruct Rights Purchase Agreement dated as of March 23, 2017 among Aeropuerto de Cancún S.A. de C.V., Jaloy S.A. and IT S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.9

Share Sale and Purchase Agreement dated as of March 23, 2017 between Aeropuerto de Cancún S.A. de C.V. and Bosanova Finance Development Corp., English translation, and portions of which have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.10

Share Sale and Purchase Agreement dated as of March 23, 2017 among Aeropuerto de Cancún S.A. de C.V., Tamaco Arango y CIA S.C.A., José Roberto Arango Pava and M.R. Londono y CIA S.C.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.11

Share Purchase Agreement dated as of April 6, 2017 between Aeropuerto de Cancún S.A. de C.V. and Fiduciaria Bancolombia S.A. Sociedad Fiduciaria., English translation, and portions of which have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.12

Share Purchase Agreement dated as of April 6, 2017 among Aeropuerto de Cancún S.A. de C.V., Fiduciaria Bancolombia S.A. Sociedad Fiduciaria and Nexus Infraestructura S.A.S., English translation, and portions of which have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.13

Share Purchase Agreement dated as of April 6, 2017 between Aeropuerto de Cancún S.A. de C.V. and Pedro Ramón Emiliani Catinchi., English translation, and portions of which have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.14

Share Purchase Agreement dated as of April 6, 2017 between Aeropuerto de Cancún S.A. de C.V. and Supertiendas y Droguerías Olímpica S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.15

Share Purchase Agreement dated as of April 6, 2017 among Aeropuerto de Cancún S.A. de C.V., Supertiendas y Droguerías Olímpica S.A., Portales Urbanos S.A. and Sociedad Colombiana de Inversiones Comerciales S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

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

Dated: April 28, 2017

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

December 31, 2014, 2015 and 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Grupo Aeroportuario del Sureste, S. A. B. de C. V., and its subsidiaries

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V.  and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/C.P.C. Antonio Nivón Trejo

Audit Partner

Mexico City, Mexico

April 28, 2017

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Financial Position

December 31, 2015 and 2016

Thousands of Mexican pesos

	2015		2016

Assets

CURRENT ASSETS:
Cash and cash equivalents (Note 6)	Ps	2,084,160	Ps	3,497,635
Accounts receivable - Net (Note 7)	419,615		464,872
Recoverable taxes (Note 17)	244,480		111,738
Inventory	22,557		24,392
Other assets	214,717		134,381

Total current assets	2,985,529		4,233,018

NON-CURRENT ASSETS:
Land, furniture and equipment - Net (Note 8)	321,913		323,099
Intangible assets, airport concessions - Net (Note 9)	19,022,311		20,284,126
Account receivable from joint venture (Notes 7 and 10)	1,851,423		1,886,546
Investments in joint venture accounted for by the equity method (Note 10)	1,944,708		2,489,302

Total assets	Ps	26,125,884	Ps	29,216,091

Liabilities and Stockholders’ Equity

CURRENT LIABILITIES:
Bank loans (Note 12)	Ps	39,893	Ps	58,336
Income taxes payable	39,757		59,613
Accounts payable and accrued expenses (Note 11)	427,045		475,234

Total current liabilities	506,695		593,183

NON-CURRENT LIABILITIES:
Bank loans (Note 12)	3,678,128		4,402,440
Deferred income tax (Note 17)	1,523,722		1,456,020
Employee benefits	9,288		10,494

Total liabilities	5,717,833		6,462,137

STOCKHOLDERS’ EQUITY (Note 13):
Capital stock	7,767,276		7,767,276
Capital reserves	4,427,513		5,938,387
Accumulated other comprehensive income	492,786		893,132
Retained earnings	7,720,476		8,155,159

Controlling interest	20,408,051		22,753,954

Total stockholders’ equity	20,408,051		22,753,954

Total liabilities and stockholders’ equity	Ps	26,125,884	Ps	29,216,091

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Comprehensive Income

For the periods ended on December 31, 2014, 2015 and 2016

Thousands of Mexican pesos, except per share

	2014		2015		2016

REVENUE (Notes 3.17 and 14):
Aeronautical services	Ps	3,319,672	Ps	3,921,949	Ps	4,532,194
Non-aeronautical services	1,979,717		2,491,941		3,104,343
Construction services	579,774		2,580,707		2,116,954

Total revenue	5,879,163		8,994,597		9,753,491

OPERATING COSTS AND EXPENSES (Note 15):
Cost of aeronautical and non-aeronautical services	1,968,225		2,144,003		2,499,095
Cost of construction	579,774		2,580,707		2,116,954
Administrative expenses	170,231		196,990		204,843

Total costs and operating expenses	2,718,230		4,921,700		4,820,892

Operating profit	3,160,933		4,072,897		4,932,599

Interest income	121,369		155,718		184,569
Interest expense	(81,814)		(97,017)		(126,186)
Exchange gain	205,798		379,741		738,648
Exchange loss	(360,330)		(548,405)		(842,500)
	(114,977)		(109,963)		(45,469)
Other comprehensive (loss) income of joint venture accounted by the equity method (Note 10)	36,448		50,923		144,248

Net income before income taxes	3,082,404		4,013,857		5,031,378

Income taxes (Note 17)
Asset tax	6,753		5,259		932
Income tax	791,928		1,094,863		1,401,184

Net income for the year	Ps	2,283,723	Ps	2,913,735	Ps	3,629,262

Other comprehensive income:
Items that will not be reclassified to income for the period:
Remeasurement of labor obligations	(465)		463		(705)
Items that might be reclassified to income for the period:
Other comprehensive income of joint venture accounted for by the equity method	183,622		272,757		400,346

Total comprehensive income for the year	Ps	2,466,880	Ps	3,186,955	Ps	4,028,903

Comprehensive income for the year attributable to:
Controlling interest	Ps	2,466,880	Ps	3,186,955	Ps	4,028,903

Total comprehensive income for the year	Ps	2,466,880	Ps	3,186,955	Ps	4,028,903

Basic and diluted earnings per share expressed in Mexican
Pesos (Note 3.18)	Ps	7.61	Ps	9.71	Ps	12.10

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

December 31, 2014, 2015 and 2016

Thousands of Mexican pesos

			Capital reserves
					Reserve for
					repurchase		Other				Total
	Capital		Legal		of		Comprehensive		Retained		stockholders’
	stock		reserve		shares		income		earnings		equity

Balance at December 31, 2013	Ps	7,767,276	Ps	517,504	Ps	1,952,201	Ps	36,407	Ps	6,010,828	Ps	16,284,216

Comprehensive income:
Net profit for the year	—		—		—		—		2,283,723		2,283,723
Effect of foreign currency conversion of joint venture	—		—		—		183,622		—		183,622
Remeasurement of labor obligation	—		—		—		—		(465)		(465)

Total comprehensive income	—		—		—		183,622		2,283,258		2,466,880

Transfer to legal reserve	—		100,914		—		—		(100,914)		—
Transfers to repurchase of shares	—		—		630,091		—		(630,091)		—

Balance at December 31, 2014	7,767,276		618,418		2,582,292		220,029		7,563,081		18,751,096

Comprehensive income:
Net profit for the year	—		—		—		—		2,913,735		2,913,735
Effect of foreign currency conversion of joint venture	—		—		—		272,757		—		272,757
Remeasurement of labor obligation	—		—		—		—		463		463

Total comprehensive income	—		—		—		272,757		2,914,198		3,186,955

Transfer to legal reserve	—		128,659		—		—		(128,659)		—

Transfers to repurchase of shares	—		—		1,098,144		—		(1,098,144)		—

Dividends paid on April 23, 2015 (Ps 5.10 per share) (Note 13)	—		—		—		—		(1,530,000)		(1,530,000)

Balance at December 31, 2015	7,767,276		747,077		3,680,436		492,786		7,720,476		20,408,051

Comprehensive income:
Net profit for the year									3,629,262		3,629,262
Other Comprehensive income of joint venture
accounted for by the equity method							400,346				400,346
Remeasurement of labor obligation									(705)		(705)

Total comprehensive income							400,346		3,628,557		4,028,903

Transfer to legal reserve			146,056						(146,056)		—

Transfers to the reserve for acquisitions of shares (Note 13)					1,364,818				(1,364,818)		—

Dividends paid on April 26, 2016 (Ps 5.6 per share) (Note 13)									(1,683,000)		(1,683,000)

Balance at December 31, 2016	Ps	7,767,276	Ps	893,133	Ps	5,045,254	Ps	893,132	Ps	8,155,159	Ps	22,753,954

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

For the periods ended on December 31, 2014, 2015 and 2016

Thousands of Mexican pesos

Operating activities	2014		2015		2016

Income before income taxes	Ps	3,082,404	Ps	4,013,857	Ps	5,031,378

Adjustments for:
Depreciation and amortization (Notes 8 and 9)	454,265		468,996		529,660
Interest income	(121,369)		(155,718)		(184,569)
Interest expense	85,617		101,551		126,186
Other comprehensive income from results of joint venture accounted by the equity method (Note 10)	(36,448)		(50,923)		(144,248)
Exchange loss	354,495		536,374		719,224
Exchange gain	(187,430)		(252,991)		(384,178)

Working capital variations:
Accounts receivable (Note 7)	17,602		30,194		(45,258)
Recoverable taxes and other current assets	371,839		316,609		336,485
Trade accounts payable and other liabilities	17,604		11,802		94,586

	4,038,579		5,019,751		6,079,266
Income taxes paid	(1,042,430)		(1,366,174)		(1,569,879)
Income tax on dividends paid	(287,148)		—		—

Net cash flows generated from operating activities	2,709,001		3,653,577		4,509,387

Investing activities

Improvements to assets under concession and acquisition of furniture and equipment	(1,156,314)		(2,906,567)		(1,814,482)
Loans collected from joint venture	—		—		325,693
Interest received	121,369		90,013		122,093

Net cash flows used in investing activities	(1,034,945)		(2,816,554)		(1,366,696)

Financing activities

Bank loans paid	(16,668)		—		—
Interest paid	(81,814)		(97,017)		(106,873)
Dividends paid (Note 13)	—		(1,530,000)		(1,683,000)

Net cash flows used in financing activities	(98,482)		(1,627,017)		(1,789,873)

Increase (decrease) in cash and cash equivalents	1,575,574		(789,994)		1,352,818

Cash and cash equivalents at the beginning of the year	1,259,562		2,855,362		2,084,160
Exchange gains on cash and cash equivalents	20,226		18,792		60,657

Cash and cash equivalents at the end of the year	Ps	2,855,362	Ps	2,084,160	Ps	3,497,635

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Figures expressed in Thousands of Mexican pesos (Ps) and thousands of US dollars (USD), except for number of shares, earnings per share and exchange rates where noted

Note 1 - Overview:

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

The Company operates two companies that provide administrative services: Servicios Aeroportuarios del Sureste, S. A. and C. V. and RH Asur, S. A. de C. V. In addition, Cancun Airport has a more than 95% stake in the following subsidiaries: Caribbean Logistic, S. A. de C. V., Cargo RF, S. A. de C. V and Cancun Airport Services, S. A. de C. V., companies providing storage services, handling services, warehousing and custody of foreign trade merchandise and the related to the premises inspected at airports concessioned to third parties, as well as Cancun Airport Services, S. A. de C. V., whose main activity is to establish and operate shops, establishments and stores for the sale of all kinds of products.

In June 1998, the Department of Communications and Transportation (SCT) granted the Company’s subsidiaries concessions to administrate, operate, exploit and develop the nine Southeast airports over a period of 50 years commencing on November 1, 1998.  The term of the concessions may be extended by the parties under certain circumstances.

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

At December 31, 2015 and 2016, Company’s outstanding capital stock was held by the investing public (67.46%) Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) (7.65%), Servicios Estrategia Patrimonial, S. A. de C. V. (7.12%), Agrupación Aeroportuaria  Internacional III, S. A. de C. V. (5.46%), and Remer Soluciones, S. A. de C. V. (12.31%).  The shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

Note 2 - Basis for preparation:

The accompanying consolidated financial statements at December 31, 2014, 2015 and 2016 have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

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

December 31, 2014, 2015 and 2016

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

Note 3 - Summary of the main accounting policies:

In the following section, we outline the main standards, interpretations, or changes to existing standards in effect for the first time for the period beginning on January 1, 2016:

3.1) New standards and amendments that have not been adopted

Following is a list of the new standards and amendments that have been issued by the IASB and applicable to financial periods beginning after July 1, 2015 and subsequent periods. The Company is still in the process of evaluating the new standards.

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

IFRS 9 was amended in July 2014, with further changes to the classification and measurement rules and also establishes a new pattern of impairment. These changes now make up the new standard for financial instruments. The new impairment model is a model of expected credit losses, and therefore will result in an early recognition of credit losses.  This change will take effect starting on January 1, 2018 and its adoption will be in phases. Early adoption is permitted for any of the following: credit risk requirement for financial liabilities, classification and measurement  requirement for financial  assets, classification and measurement requirements  for financial assets and financial  liabilities, or classification and measurement  requirements  for financial assets  and liabilities and hedge accounting.

The Company is evaluating the effects of the application of IFRS 9.  Management expects to have  a reliable estimate of the potential impact prior to 2017 year-end.

IFRS 15, “Revenue from contracts with customers”

IFRS 15 was modified in July 2014 with additions to the measurement and classification rules, as well as the enactment of a new impairment model.  The basic principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in the amount by which the entity expects to be exchanged those goods or services.  The basic principle of this approach is reflected in a 5-step model: (1) identify the contract with a customer, (2) identify performance obligations in the contract, (3)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

determine the transaction price, (4) assign transaction price to performance obligations in the contract and (5) recognize revenue when the entity satisfies the performance obligation(s).  The application of this approach will depend on the facts and circumstances present in the contract and requires judgment. The standard should be applied in the financial statements under IFRS of the entity for annual periods beginning on or after January 1, 2018. Early adoption is permitted.  The entities can apply the standards in retrospective or can use a modified transition approach , that consist in applying the retrospective standard only in contracts that are not closed on the adoption date.

Management is evaluating the application of IFRS 15. Management will complete its evaluation after analyzing the characteristics of the inventory carried out of existing contracts.

IFRS 16, “Leases”

The IASB issued in January 2016 a new standard for leases accounting.  This standard will replace the currently effective IAS 17, which classifies the leases as financial and operational.  IAS 17 identifies the leases as “financial” when the risks and benefits of an asset have been transferred and as “operational” for all other leases.  IFRS 16 removes the financial and operational classification and requires the recognition of  an asset derived from the “right to use” for most leases, and a liability that reflects future payments. The IASB has included exceptions in short-term leases and low-value assets. These changes are applicable for a lessor’s accounting books, while the guidelines for the leaseholder are similar to those currently in force.  The most relevant effect of the new requirements would be reflected in an increase of the assets and liabilities due to leasing, with an effect in the comprehensive income statements in the depreciation and financing expenses lines derived from the assets and liabilities previously recognized as operational.  The operating cash flows will be higher as cash payments  for the principal portion  of the lease liability are classified within  financing  activities.

This standard is effective for periods beginning on or after January 1, 2019.  Early adoption is permitted if IFRS 15 is also adopted.

On the issue date of the financial statements, management has identified a lease of utility vehicles, and has quantified the impact of the new requirements for which a right of use would have to be recognized, as well as a liability amounting to USD19.171 (Ps.395.295), and an annual impact on the income account for amortization amounting to USD4.793 (Ps.98.829) during the four-year useful life.

In addition, management identified a lease agreement for office use with a monthly rent of USD21.547 (Ps. 444.286) dollars, with a remaining duration of four years; therefore, in accordance with the new requirements, the impact will be a recognition of a right of use and a liability amounting to USD17.777 (Ps.366.551), as well as an annual impact of the comprehensive income statement for amortization amounting to USD5.926 (Ps.122.191).

Standards and interpretations issued and that are effective since January 1, 2016

Annual improvements to IFRS cycles 2012 - 2014:

The IASB made the following changes:

•         IFRS 5 — “Non-current assets held for sale and discontinued operations”.  Clarifies that reclassifiying an asset  from “held  for sale” or “ held  for distribution” does not constitute a change to a plan of sale or distribution  and does not have to be  accounted for as such.  At the date of this financial statements issuance, the Company does not have these types of events.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

•         IAS 19 — “Employee benefits”.  Clarifies that when determining the discount rate for post-employment  benefit obligations, the currency  in which the liabilities  are denominated is important,  not  the country  in which they arise. At the date of this financial statements issuance, the Company’s management has adopted these pronouncements and concluded that there is no significant impact on the consolidated financial statements.

•         IAS 34 — “ Interim financial report”.  Clarifies that in the standard  to information  disclosed  in the interim  financial report, entities  taking  advantage of the relief must provide a cross-reference to the location of that  information and make  the information available  to users on the same terms and at the same time  as the interim financial statements.

•         IAS 1 — “Presentation of Financial Statements”.  Clarifies a number of issues, including: a) materiality — entities must provide sufficient information for material items to explain the impact on the financial statements, b) disaggregation and subtotals, c) notes — the notes do not need to be presented in a particular  order and d) OCI arising from investment is accounted  for under the equity method.

•         IFRS 14 — “Regulatory  deferral  accounts”.  Confirms that it is an interim standard  which provides relief  for first-time adopters  of IFRS  in relation to the accounting  for certain balances that arise  from rate-regulated activities. The standard permits these entities to continue to apply their previous GAAP accounting  policies  for the recognition, measurement, impairment  and  derecognition  of regulatory deferral account.

•         IFRS 11 — “Joint Arrangements”.  Discusses the accounting for the acquisition of an interest in a joint operation where  the activities  of the operation  constitute a business.  They require an investor  to apply  the principles  of business combination  accounting : measuring  identifiable  assets  and liabilities  at fair value, expensing acquisition-related costs, recognizing deferred tax, recognizing the residual  as goodwill and testing this for impairment  annually.

•         IAS 16 and IAS 38 — “ Property, plant and equipment” and “Intangible assets”.  Clarifies  that  a revenue-  based method should not be used to calculate the depreciation or amortization, when  the intangible asset  is expressed  as a measure  of revenue or it can be  shown  that revenue  and the consumption  of economic  benefits  generated  by the asset  are highly  correlated.

•         IAS 27 — “Equity method  in separate  financial  statements”.  Confirms that this standard will  allow  entities  to use  the equity  method  in their  separate financial statements to measure investment in  subsidiaries, joint ventures and associates.  This standard currently allows entities to measure their investment  in subsidiaries, joint ventures and associates either at cost or as a financial  asset in their separate  financial statement. This amendment introduces the equity method as a third option.

•         IFRS 10 and IAS 28 — “Consolidated  Financial Statements” and “ Investments  in associates and joint ventures”.  Clarify that: a) the exception  from  preparing  consolidated  financial statements is  also available to intermediate  parent  entities  that  are subsidiaries of investment entities, b) an investment  entity  should consolidate a subsidiary that is not an  investment  entity  and whose main purpose  and activity  is to provide  services  in support  of the investment  entity’s  investment activities, and c) entities  that are not investment entities, but have an interest in an associate or joint venture that is an investment  entity, have a policy choice when  applying  the equity method  of accounting.  The fair value  measurement  applied  by the investment  entity  associate  or joint venture  can either  be retained , or  a consolidation  may be  performed  at the level  of the associate or joint venture, which would  then unwind  the fair value measurement.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

3.2) Consolidation

The Company’s consolidated subsidiaries, in which it holds shares at December 31, 2015 and 2016 are as follows.  All subsidiaries are based in Mexico:

	Shareholding
	percentage (%)	Main activity

Aeropuerto de Cancún, S. A. de C. V. (*)	100%	Airport services
Aeropuerto de Cozumel, S. A. de C. V.	100%	Airport services
Aeropuerto de Mérida, S. A. de C. V.	100%	Airport services
Aeropuerto de Huatulco, S. A. de C. V.	100%	Airport services
Aeropuerto de Oaxaca, S. A. de C. V.	100%	Airport services
Aeropuerto de Veracruz, S. A. de C. V.	100%	Airport services
Aeropuerto de Villahermosa, S. A. de C. V.	100%	Airport services
Aeropuerto de Tapachula, S. A. de C. V.	100%	Airport services
Aeropuerto de Minatitlán, S. A. de C. V.	100%	Airport services
Cancún Airport Services, S. A. de C. V.	100%	Airport services
RH Asur, S. A. de C. V.	100%	Administrative services
Servicios Aeroportuarios del Sureste, S. A. de C. V.	100%	Administrative services
Asur FBO, S. A. de C. V.	100%	Administrative services
Caribbean Logistics, S. A. de C. V.	100%	Cargo services
Cargo RF, S. A. de C. V.	100%	Cargo services

(*)   Aeropuerto de Cancún, S. A. de C. V. holds a 50% interest in Aerostar, which has been classified as a joint venture.  See Note 10.

(a) Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the  Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances, revenues, and expenses due to transactions between the group companies were eliminated. Non-realized results were also eliminated.  The subsidiaries’ accounting policies are consistent with the policies adopted by the Company.

(b) Changes in the interests of subsidiaries without loss of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, which are transactions with shareholders in their capacity as owners.  The difference between the fair value of the consideration paid and the interest acquired in the carrying value of the net assets of the subsidiary is recorded in stockholders’ equity.  Gains or losses on the sale of non-controlling interests are also recorded in stockholders’ equity.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

(c) Disposal of subsidiaries

When the Company loses control over one entity, any retained interest in the entity is measured at fair value, recognizing the effect in income.  Subsequently, the fair value is the initial carrying amount for the purpose of determining the retained interest as an associate, joint venture or financial asset, as appropriate.  Additionally, the amounts previously recognized in other comprehensive income relating to those entities are canceled as though the Company had directly disposed of the related assets or liabilities.  This means that the amounts previously recognized in other comprehensive income are reclassified to income for the period.

(d) Investment in joint ventures is accounted for under the equity method

ASUR applied the guidance under IFRS 11 to the agreement entered into with Highstar for the operation of the LMM Airport through Aerostar as of the initial operation date of February 27, 2013. Under IFRS 11, “Joint arrangements” operations are classified as joint operations or joint ventures depending on the contractual rights and obligations of each investor.  ASUR has evaluated the nature of its operations and has determined that it is a joint venture. Joint ventures are recorded by the equity method.

Under the equity method, the interest in the joint business is recognized initially at cost and it is subsequently adjusted to recognize the Company’s interest in the earnings after the acquisition, or losses and movements in other comprehensive income. When the Company’s interest in the losses of a joint business is the same as or higher than its interest in said business (which includes all long-term interest that forms part of the net investment of the Company  in the joint venture), the Company  does not recognize additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.

Unrealized gains from transactions carried out between the Company and the joint business are eliminated based on the percentage of the Company’s interest in the joint businesses. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment in the transferred assets. The accounting policies for joint ventures have been changed when deemed necessary to guarantee adherence with the policies adopted by the Company.

3.3) Translation of foreign currencies

Functional currency and reporting currency

Items included in the financial statements of each of the companies of the Group are measured in the currency of the primary economic environment in which the entity operates, i.e., its “functional currency”. The functional currency of the ASUR is Mexican pesos, which is also the reporting currency. As such, the consolidated financial statements are presented in (thousands of Mexican pesos), which is the Group’s reporting currency.

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

December 31, 2014, 2015 and 2016

(ii)                                The stockholders equity in the consolidated statement of financial position is translated using the historical exchange rates.

(iii)                             Income and expenses recognized in the consolidated comprehensive income statement are translated at the average exchange rate for each year (unless that average is not a reasonable approximation of the effect of translating the results derived from the exchange rates prevailing at transaction dates, in which case the Company uses the respective rates).

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

Exchange differences arising from fluctuations in the exchange rates between the transactions and settlement dates, or the consolidated statement of financial position date, are recognized in the consolidated comprehensive income statement.

3.4) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid investments with low risk of changes in value with original maturities of three months or less.  As of December 31, 2015 and 2016, cash and cash equivalents consisted primarily of peso and dollar denominated bank deposits and peso denominated investment bonds issued by the Mexican federal government.

3.5) Financial assets

3.5.1) Classification and measurement

Upon their initial recognition, the Company classifies its financial assets in loans and accounts receivables.  The classification depends on the purpose for which the asset was acquired.

i.               Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss, if it is classified as held for trading or is designated as such on initial recognition.  A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short term.  The assets in this category are valued at fair value and the respective changes are recognized in income.  Derivative financial instruments are also classified as held for trading, unless they are designated as hedges.  At December 31, 2015 and 2016, the Company does not have operations of this nature.

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

December 31, 2014, 2015 and 2016

of the account receivable. These items are shown under current assets, except for items with maturities over 12 months, which are classified as non-current assets.

The booked values of the financial instruments correspond in their entirety to the classification of the loans and accounts receivable.

3.5.2) Impairment of financial assets

The allowance for impairment of accounts receivable is established when there is objective evidence that the Company may not recover amounts receivable according to the original terms of the receivables.  The Company analyzes the financial position of its debtors, delinquencies in its portfolio, and other factors to determine the amount of the estimated impairment.  The amount of the provision is the difference between the carrying value of an asset and the present value of estimated future cash flows, discounted at the effective interest rate.  The carrying amount of the asset is reduced through the use of a provision for uncollectable accounts and the amount of the loss is recognized in the consolidated profit or loss.  When an account receivable is considered uncollectible, it is canceled against the allowance for doubtful accounts.  Subsequent recoveries of amounts previously written off are credited to the consolidated comprehensive income statement.

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

3.6.2) As lessee

The leases in which a significant portion of the risk and rewards related to ownership are retained by the lessor are classified as operating leases.  The payments made under operating leases (net of any incentives received from the lessor) are charged to the comprehensive income statement based on the straight-line method over the lease term.

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

December 31, 2014, 2015 and 2016

The residual values, useful life and depreciation method are reviewed and adjusted, if necessary, on an annual basis.

3.7.1) Land

Land represents a territorial extension for which the Group has an obligation to construct 450 hotel rooms with the National Tourism Fund (FONATUR for its intials in Spanish) in Huatulco, which are recorded at cost and are not subject to depreciation.  See Note 19.

3.8) Intangible assets

3.8.1) Concessions

Rights to use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired from Cancun Air, Dicas and Aeropremier.

Amortization is computed using the straight-line method over the estimated useful life of the concessions, which is 32 years as of December 31, 2016.

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

c)            The concession holder shall pay a right of use of the assets under concession (DUAC, for its initials in Spanish) (currently 5% of the gross income of the concession holder, resulting from the use of public assets in accordance with the terms of the concessions) as required by the applicable law. DUAC is presented in the consolidated comprehensive income statement under “Cost of aeronautical services”.  See Note 15.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

g)            Revenues resulting from the concession are regulated and subject to a review process by the Ministry of Communications and Transportation (SCT).

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

The estimated useful lives at December 31, 2016 are as follows:

Licenses	32 years
ODC	32 years

3.9) Impairment of long term non-financial assets

The long term non-financial assets subject to amortization or depreciation are subject to impairment tests when events or circumstances arise that indicate that their book value might not be recovered. Impairment losses correspond to the amounts where the book value of the asset exceeds their recoverable amount.  The recoverable amount of assets is the higher of the fair value of the asset less the costs incurred for its sale and value in use.  For impairment assessment purposes, assets are grouped at the lowest levels at which they generate identifiable cash flows.  Non-financial assets are assessed at every reporting date in order to identify potential reversals of such impairment.  As of December 31, 2015 and 2016, management has not identified events or circumstances that indicate that the book value might not be recovered.

3.10) Accounts payable

Accounts payable are liabilities with creditors for purchases of goods or services acquired during the regular course of the Company’s operations. When payment is due in a period of one year or less from the closing date, they are presented under current liabilities. If the foregoing is not complied with, they are presented under non-current liabilities.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Accounts payable are initially recognized at their fair value and are subsequently measured at amortized cost using the effective interest method.

3.11) Bank loans

Loans from financial institutions are initially recognized at their fair value, net of transaction costs.  Those funds are subsequently recorded at their amortized cost; any difference between the funds received (net of transaction costs) and the redemption value is recognized in the comprehensive income statement during the funding period using the effective interest method.

3.11.1) Refinancing costs

When loan contracts are altered, management analyzes if the changes are substantial enough for the recognition of a new loan due to the invalidation of the old loan. If the changes aren’t substantial, the loan can be recorded as a renegotiation of the original loan. Depending on whether the loan should be cancelled and recognized as a new loan or classified as a renegotiation, the transaction costs have different treatments.

The costs incurred in commissions either from the start of an agreement or generated in the refinancing derived from the renegotiation of an indebtedness, are recorded in a prospective way in case the alterations to a loan contract are not deemed an extinction of the original document, but it is determined that they are changes only to the conditions for the agreed flows at the beginning of the negotiation.

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

The provisions for contractual obligations derived from the concession agreement required to cover runway surface replacement costs are measured at the present value of the expected expenses that are required to settle the liability, using a discount rate that reflects the current considerations of the value of money over time and the specific risks of the obligation.  The increase of the provision due to the passage of time is recognized as a financial cost.  At December 31, 2015 and 2016, there are no significant provisions related to this item.

By definition, the resulting accounting estimates are very seldom equal to their actual results.  These provisions are recorded utilizing the best estimate made by management.

3.14) Income tax (ISR by its acronym in Spanish), deferred income tax and tax on dividends

The expense for income taxes includes both the current tax and deferred taxes.  Tax is recognized in the comprehensive income statement, except when it relates to items recognized directly in other

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

comprehensive income or in stockholders’ equity, in which case the tax is also recognized in other comprehensive income items or directly in stockholders’ equity, respectively.

Deferred income tax were recorded based on the comprehensive method of liabilities, which consists of recognizing deferred taxes on all temporary differences between the book and tax values of assets and liabilities to be materialized in the future at the enacted or substantially enacted tax rates in effect at the consolidated financial statement date. See Note 17.

Deferred income tax assets are only recognized if future tax profits are expected to be incurred against the temporary differences that can be offset.

Deferred income tax assets and liabilities from the temporary differences arising from the investments in subsidiaries and joint businesses are recognized, except when the Company controls the reversal period for such temporary differences and it is likely that the temporary differences will not be reverted in the near future.

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

In order to determine ISR, the income tax rate for 2015 and 2016 was 30%.

3.15) Employee benefits

a)           Benefits due to termination of the labor relationship for causes other than restructuring (seniority premiums or voluntary separation), are recorded based on actuarial studies performed by independent third parties based on IAS 19 “Employee Benefits” utilizing the projected unit credit method which incorporates certain assumptions.  The charges to profit and loss for the periods ended on December 31, 2014, 2015 and 2016 was Ps1,054, Ps1,133 and Ps1,237, respectively.

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

December 31, 2014, 2015 and 2016

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

The Company recognizes revenue when the amount can be reliably valued, it is probable that future economic benefits will flow to the entity and specific criteria are met for each type of service.

Revenue is derived from aeronautical services (which are generally related to the use of airport infrastructure by airlines and passengers), non-aeronautical services and construction services of the Company.

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

The leasing of space at airports to airlines and other commercial lessors currently represents the most significant source of revenues for non-aeronautic services. Lease revenues are accrued monthly, and they are determined by applying a percentage set forth in the lease agreement on revenues from real sales of the lessors (share) or a minimum agreed upon.

Currently, the leasing of space in the airports to airlines and other commercial tenants represents the most significant source of the revenues from non-aeronautical services.  Although certain of the revenues from non-aeronautical services are regulated under the price regulation system, the revenues from commercial activities (other than the lease of space to airlines and other airport service providers that is considered essential to an airport) are not regulated.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

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

The Rate Regulation provides that the following sources of revenues are regulated under this system:

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

The following table sets forth the revenue from commercial activities for the years indicated.

	Year ended of December 31,
	2014		2015		2016

Commercial revenues:
Retail stores	Ps	545,478	Ps	712,647	Ps	904,465
Duty free shops	438,754		531,311		640,793
Food and beverage	273,300		334,685		439,101
Advertising revenues	101,098		121,860		122,941
Car rental companies	120,311		161,937		221,100
Banking and currency exchange services	53,620		69,036		86,780
Teleservices	6,310		8,242		10,869
Ground transportations	1,742		2,522		2,562
Other services	106,951		153,986		217,523
Access fees on non-permanent ground transportation	31,832		38,476		42,917
Car parking and related access fees	64,090		75,846		83,493

Total commercial revenues (*)	Ps	1,743,486	Ps	2,210,548	Ps	2,772,544

(*) This line includes the concepts of Access fees and Car parking as shown in Note 14.

The Company leases commercial space inside and outside the terminals to third parties under operating lease agreements.  Lease income is accrued monthly and is determined considering the greater of applying a percentage on the actual lessee sales (participation) or a minimum amount agreed both stated in the leasing agreements.

3.18) Basic and diluted earnings per share

Basic earnings per share were computed by dividing income available to the stockholders by the weighted average number of shares outstanding in 2014, 2015 and 2016.  The number of shares outstanding for the periods from January 1 to December 31, 2014, 2015 and 2016 was 300 million.  The basic earnings share for the year ended as of December 31, 2014, 2015 and 2016 are expressed in pesos.  As of December 31, 2014, 2015 and 2016, there were no outstanding dilutive instruments.

3.19) Financial reporting by segments

The segment financial information is presented in a manner that is consistent with the internal reporting provided to the General Directors in charge of making operational decisions, allocating resources and assessing the performance of the operating segments.

The Company determines and evaluates the performance of its airports on an individual basis, after allocating personnel costs and other costs of services, which are incurred by an Company´s subsidiary which hires some of the Company’s employees.  The performance of these services is determined and assessed separately by management. All the airports provide substantially the same services to their clients.  Note 20 includes the financial information related to the Company’s different segments, which includes the Cancun airport and subsidiaries (Cancun), the Villahermosa airport (Villahermosa), the Merida airport (Merida), Servicios Aeroportuarios del Sureste, RH Asur and Grupo Aeroportuario del Sureste (Holding and Service Companies), .  The financial information of the remaining six airports has been grouped and is included in the “Others” column.  The elimination of the investment of the Company in its subsidiaries is included in the “Consolidation Adjustments” column.

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

December 31, 2014, 2015 and 2016

The main risks to which the Company is exposed are:

4.1)   Market risk

4.1.1) Interest rate risk

4.1.2) Exchange rate risk

4.1.3) Price risk

4.2) Liquidity risk

4.3)   Credit risk - credit quality

4.1) Market risks

4.1.1) Interest rate risk

The Company has contracted bank loans to partially finance its operations.  These transactions expose the Company to interest risk, with the main exposure to the risk of variable interest rates resulting from changes in the market base rates (banks charge interest based on London Inter Bank Offered Rate (LIBOR) plus 1.85%) that are applied to the Company’s bank loans maturing in 2022.

As of the issuance of the financial statements in 2015 and 2016, the reference rate used by the Company, i.e., LIBOR, has remained stable.  If the LIBOR rate increases or decreases by 4.13 percentage points 5.89 in 2015, the effect on the comprehensive income statement would be an increase or decrease in income of approximately Ps1,659 (Ps3,797 in 2015). The risk is considered low based on the materiality of the possible effect.

4.1.2) Exchange rate risk

The Company is exposed to minor risk for changes in the value of the Mexican Peso against the US Dollar. Historically, a significant portion of income generated by the Company (mainly derived from the fees charged to international passengers) are denominated in US Dollars, and despite that, income is invoiced in Pesos at the average exchange rate of the previous month and likewise the cash flows are collected in Pesos.  At December 31, 2015 and 2016, the Company is exposed to exchange rate risk for monetary position, as shown below:

	December 31,
	2015		2016

Monetary position:
Asset	USD	151,534	USD	188,765
Liability	217,313		218,125

	USD	(65,779)	USD	(29,360)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

At December 31, 2016 and 2015, the exchange rate was Ps20.6194  and Ps17.2487, respectively.  Had the currency weakened by 15% in 2016 (10% in 2015) with respect to the U.S. dollar, the Company would have had a profit (loss) on monetary position at the close in the amount of Ps91 in 2016 (Ps113 in 2015).  The portion of the monetary liability position is offset with the asset position (mainly with respect to the loan granted to Aerostar Airport Holding), thus representing a significant risk for the Company.  As of the date of issuance of this report, the last known exchange rate was Ps19.11.

4.1.3) Price risk

The rate regulation system applicable to the airports of the Company imposes maximum rates for each airport, which should not be exceeded on an annual basis. The maximum rates are the maximum annual income per unit of traffic (one passenger or 100 kg of cargo). If the maximum annual rate is exceed, the government authorities could revoke one or more of the Company’s concessions.

The Company monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate limits.

Concentrations

At December 31, 2014, 2015 and 2016, approximately 70.12%, 69.58% and 69.81% of revenue, not including revenue from construction services, resulted from operations at the Cancun International Airport.

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

The following table presents the analysis of the net financial liabilities of the Company based on the period between the date of the statement of consolidated financial position and the maturity date.  The amounts presented in the table reflect the undiscounted cash flows, including contractual interest.

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2014	3 months		and one year		and 2 years		5 years

Bank loans and interest	Ps	37,737	Ps	35,290	Ps	232,206	Ps	3,114,520
Suppliers	13,060		—		—		—
Accounts payable and accrued expenses	315,555		—		—		—

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2015	3 months		and one year		and 2 years		5 years

Bank loans and interest	Ps	44,792	Ps	44,792	Ps	251,479	Ps	3,724,172
Suppliers	21,068		—		—		—
Accounts payable and accrued expenses	405,980		—		—		—

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2016	3 months		and one year		and 2 years		5 years

Bank loans and interest	Ps	58,336	Ps	44,332	Ps	709,307	Ps	3,648,801
Suppliers	11,401		—		—		—
Accounts payable and accrued expenses	463,832		—		—		—

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

The following table shows the Company’s short term liquidity as of:

	December 31,
	2015		2016

Current assets	Ps	2,985,529	Ps	4,233,018
Current liabilities	506,695		593,183

Short term position (liquidity)	Ps	2,478,834	Ps	3,639,835

4.3) Credit risk - credit quality

The financial instruments that are potentially subject to credit risks consist mainly of accounts receivable. Income obtained from fares charged to passengers is not guaranteed and therefore the Company faces the risk of not being able to collect the full amounts invoiced in the event of insolvency of its clients, which are the airlines.

In recent years, some airlines have reported substantial losses, and the income resulting from fares imposed to passengers coming from the main client airlines are not all guaranteed through bonds or other types of guarantees.  Therefore, in the event of insolvency of any of the airlines, the Company would have no certainty of recovering the total sum of amounts invoiced to the airlines for passenger fees.  In August 2010, Grupo Mexicana filed for bankruptcy. Grupo Mexicana owes the Company Ps128 million pesos for passenger fees.  As a result of Grupo Mexicana’s bankruptcy, the Company reserved all uncollectable accounts by Ps128 million pesos. The Company has determined that it may not be able to collect that amount from Grupo Mexicana.

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

Cash and cash equivalents are subject to limited credit risks since the amounts are kept at financial institutions of good standing, and investments are subject to lower significant risk as they are being backed by the Mexican Federal Government or institutions with AAA high market ratings.

4.4) Capital management

The objective of management is to safeguard the Company´s ability to continue operating as a going concern in order to provide returns for stockholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

These activities are monitored through the review of information pertaining to the Company´s  operation and the Industry.  This effort is coordinated by the CEO.  Through a planning method, detailed simulations are formulated of identified risks as they are known.  The risks identified are valued in terms of probability and impact and are presented to the proper authorities.  The result of all these activities is reported to the market through 20-F reports, local annual reports and quarterly reports presented to the National Banking and Security Commission in Mexico by a financial risk analysis committee that reports to ASUR’s Board of Directors.

4.5) Fair value

Financial instruments at fair value, presented by levels, in accordance with the valuation method used are included in levels 1 and 2. At December 31, 2015 and 2016, the Company has no financial instruments carried at fair value.

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

The fair value of financial instruments traded in active markets is based on market prices quoted at the consolidated statement of financial position closing date.  A market is considered active if quotation prices are clearly and regularly available through a stock exchange, trader, dealer, industry group, price fixing services, or regulatory agency, and those prices reflect regularly and on current bases the market transactions under independent conditions.  The quoted price used for the financial assets held by the Company is the current offer price.

Note 5 - Critical accounting judgments and key sources of estimation uncertainty:

In applying the Company’s accounting policies, which are described below, the Company’s management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities.  Estimates and assumptions are based on historical experience and other factors considered relevant.  Actual results could differ from those estimates.

Critical accounting judgments

Significant information on assumptions, critical judgments and uncertainty estimations recognized in the consolidated financial statements are as follows:

5.1             Revenue

5.2             Deferred taxes, assets and liabilities.

5.3             Reserve for doubtful accounts

5.4    Commercial services revenues from leased locals

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

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

The Company conducts a sensitivity analysis to determine the degree to which possible changes to the assumptions used in determining whether or not the amount calculated of the reserve would be significantly affected.  Management has concluded that percentage used to determine the reserve is the most sensitive assumption and therefore, if said percentage were to show an increase or decrease of 15%, it would have no significant effect, since this would represent $19 positive or negative in 2016 ($19 positive or negative in 2015).

5.4) Commercial services revenues from leased locals

Lease revenues are accrued monthly, and they are determined by applying a percentage on real sales revenues of the lessors (share) or a minimum agreed upon amount. Both are set forth in the respective lease agreements. The Company performs an estimate for the last days of the month to determine the monthly percentage of the share. Management compares the estimated bases with the real billing to conclude  that there were no significant differences.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Note 6 - Cash and cash equivalents:

	December 31,
	2015		2016

Cash and cash held at banks	Ps	1,439,800	Ps	3,142,810
Short term investments	644,360		354,825

	Ps	2,084,160	Ps	3,497,635

Note 7 - Accounts receivable:

	December 31,
	2015		2016

Clients	Ps	547,836	Ps	592,583
Less: impairment provision	(128,221)		(127,711)
Current portion of accounts receivable	419,615		464,872
(*) Long term accounts receivable from joint ventures
(Notes 10 and 19.1)	1,851,423		1,886,546

Total accounts receivable	Ps	2,271,038	Ps	2,351,418

(*) The Company granted a loan to related party Aerostar on February 22, 2013 in the amount of USD100 million to an annual interest rate of LIBOR plus 2.10% with no fixed maturity rate.

The expectation for collection of the short-term account receivable is one month in relation to the reporting date.

At December 31, 2015 and 2016, the fair values of loans contracted with related parties are Ps1,817,419 and Ps2,133,932, respectively.  The fair values of loans made to related parties are based on discounted cash flows using a reference rate for similar loans.  The variables used to determine the fair values of the loans are:

6-month Libor curve

Libor discount curve rating B

Credit risk of PIP credit curves

The fair value of the current portion of accounts receivable at December 31 2015 and 2016 is similar to its book value.

Accounts receivables are comprised mainly of Airport Use Fees (TUA, for its acronym in Spanish) paid by passengers (other than diplomats, infants and passengers in transit) who travel using the airport terminals operated by the Company.  The balance at December 31, 2015 and 2016 amounted to Ps405,639 and Ps487,043, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

At December 31, 2016, the total balance of unimpaired past due accounts receivable was  Ps71,317 ( Ps29,154 at December 31, 2015).  These accounts relate to a number of independent clients that do not have a recent history of non-compliance.

The maturity analysis of past due accounts receivable is as follows:

	December 31,
	2015		2016

Three months	Ps	10,375	Ps	51,820
From three to six months	82		592
More than six months	146,918		146,616

Less:	157,375		199,028
Past due accounts receivable not impaired	29,154		71,317

Amount of the estimation for impairment	Ps	128,221	Ps	127,711

The movements in the impairment provision are as follows:

Provision for doubtful accounts at January 1, 2014			Ps	141,697
Cancellation of the provision during the period			(11,512)

Provision for doubtful accounts at January 1, 2015			130,185
Cancellation of the provision during the period			(1,964)

Reserve for doubtful accounts at December 31, 2015			128,221
Cancellation of the provision during the period			(510)

Balance at December 31, 2016			Ps	127,711

The integration of the provision for impairment of accounts receivable has been recorded in the comprehensive income statement under cost of services, and the amounts charged to the provision are written off from accounts receivable when recovery is not expected.

Note 8 - Land, furniture and equipment, Net:

At December 31, 2015 and 2016, the land furniture and equipment are made up as follows:

					Disposals						Disposals
	31/12/2014		Additions		transfers		31/12/2015		Additions		transfers		31/12/2016

Land	Ps	302,050	Ps	—	Ps	—	Ps	302,050	Ps	—	Ps	—	Ps	302,050
Furniture & equipment	52,932		3,306		(758)		55,480		5,008		(487)		60,001
Accumulated
depreciation	(32,369)		(4,006)		758		(35,617)		(3,822)		487		(38,952)

	Ps	322,613	Ps	(700)	Ps	—	Ps	321,913	Ps	1,186	Ps	—	Ps	323,099

The depreciation expense in 2016 was of  Ps3,822 ( Ps3,947 and  Ps4,006 in 2014 and 2015, respectively) and has been charged to administration expense.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Note 9 - Intangible assets, airport concessions - Net:

The movements of intangible assets of airport concessions in the periods presented in the consolidated financial statements are as follows:

					Disposals							Disposals
	31/12/14		Additions		transfers		31/12/15		Additions			transfers		31/12/16

Concessions	Ps	22,877,913	Ps	2,976,444	Ps	—	Ps	25,854,357	Ps	1,784,762	(*)	Ps	—	Ps	27,639,119
Licenses and ODC	181,067		10,556		—		191,623		13,904			—		205,527
Accumulated amortization	(6,549,624)		(474,045)		—		(7,023,669)		(536,851)			—		(7,560,520)

	Ps	16,509,356	Ps	2,512,955	Ps	—	Ps	19,022,311	Ps	1,261,815		Ps	—	Ps	20,284,126

(*)        The most significant additions include the continuation of the 2015 projects: a) improvements in the installation of the terminal 4 building and to the facilities of terminal 3 to expand its operating capacity, b) supply and installation of passenger boarding bridges in terminals 3 and 4, c) expansion of the commercial platform of the terminal 3 building; d) construction of earth fills and pavement for the terminal 4 platform and e) construction of wheel treads, connectors and head rests.

In 2016, the expense for amortization of concessions in the amount of  Ps524,297 ( Ps447,834 and  Ps463,464 in 2014 and 2015, respectively) has been charged to the cost of aeronautical and non-aeronautical services.

In 2016, the expense for amortization of licenses and ODC in the amount of  Ps12,554  ( Ps15,817 and  Ps10,581 in 2014 and 2015, respectively) has been charged to administration expenses.

Note 10 - Investment in joint ventures accounted for under the equity method:

Operational background

In 2013, the Company participated in a bidding process through its subsidiary, Aeropuerto de Cancún, S. A. de C. V. (Cancún) for a long-term lease agreement to operate and administer the Luis Muñoz Marin International Airport (LMM Airport) located in San Juan de Puerto Rico.

The investment between Highstar Capital IV (Highstar) and Cancún, created Aerostar Airport Holdings, LLC (Aerostar). It was determined that operations of Aerostar constitute a Joint Venture.  Aerostar signed a 40-year lease agreement to operate the LMM Airport.  As part of the bidding terms, Aerostar made an initial payment of USD 615 million ( Ps7,846 million approximately) to the Puerto Rican authorities.  A portion of that payment was funded by a private placement of bonds by Aerostar in the amount of USD 350 million ( Ps4,471 million approximately) in the same year of the concession acquisition.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Contingencies and commitments related to the joint business

Commitments

In 2013, Aerostar carried out a private bond placement for a total of USD 350 million based on the following conditions:

Term:	22 years with an average life of 15.7 years
Quoted yield	2.39%
Loan Spread (bps)	+336
Coupon	5.75%

On June 24, 2015, Aerostar carried out another private bond placement for a total of USD 50 million based on the following conditions:

Term	20 years
Coupon	6.75%

As part of its commitments, Aerostar has agreed to finance and complete certain capital projects related to LMM Airport.  Aerostar has no time restrictions to complete them, except that they must be executed at any time during the lease period. To the extent that the projects in question are developed, they must be recorded as expenses incurred or capitalized and must be depreciated depending on their  nature,  as  established in  Aerostar  accounting policies.   Capital investment  projects  must  be capitalized as part of an intangible asset and must be depreciated over their useful lives or over the term of the contract, the shorter of the two.  Some projects were not included in the original obligations assumed due to the uncertainty of several factors, the variability of future costs and the long period of time over which said commitments will be met.  At December 31, 2015 and 2016, Aerostar was in compliance with its assumed commitments.

As of March 22, 2013, Aerostar had access to a credit facility for capital investment expenditures in the amount of USD 50 million ( Ps737 million), of which USD 41 million were drawn down in 2014.  It also had a secured revolving loan of USD 10 million ( Ps 147 million), of which were disposed USD 8 million leaving an outstanding balance of USD 2 million for that revolving loan.  On June 24, 2015. Aerostar paid off both the entire credit facility and the revolving loan through a private placement of bonds in the amount of USD 50 million. Aerostar contracted a new line of revolving credit in December 2015.  At December 31, 2016, no use has been made of that line.

Aerostar records and reports its financial information based on US GAAP and in US Dollars (Aerostar functional currency).  In order to recognize the equity method for the joint venture in the Company, a US GAAP to IFRS reconciliation was prepared and then a conversion is made to Mexican pesos.  The exchange rate used at year end was  Ps20.62 ( Ps17.24 in 2015).  In the next pages depicts condensed financial information of Aerostar and the US GAAP to IFRS reconciliation, which is used as the basis for the recognition of Company’s 50% equity method investment.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

CONDENSED STATEMENT FINANCIAL POSITION IFRS

	As of December 31,
	2015		2016

Cash and cash equivalents (*)	Ps	1,009,398	Ps	719,254
Other current assets	258,259		223,036

Current assets	1,267,657		942,290

Financial liabilities	(224,599)		(92,367)
Other current liabilities	(888,012)		(615,709)

Current liabilities	(1,112,611)		(708,076)

Working capital	155,046		234,214

Fixed assets	124,164		152,758
Intangible assets - Long-term lease agreement - Net	12,439,206		14,661,436
Other non-current assets	18,061		571
Long term debt	(6,687,157)		(7,693,682)
Loan payable to Cancun (Note 18.1)	(1,851,423)		(1,886,546)
Other non-current liabilities	(158,587)		(265,040)
Deferred taxes - Net	(140,357)		(225,107)

Stockholders’ equity	Ps	3,898,953	Ps	4,978,604

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended on December 31,
	2014		2015		2016

Total revenue	Ps	1,600,561	Ps	2,049,611	Ps	2,526,371
Operating costs and expenses	(1,168,731)		(1,456,915)		(1,650,890)
Comprehensive financing loss - Net	(319,514)		(444,726)		(535,053)
Contingencies	(1,257)		—		—
Deferred income taxes	(38,162)		(46,124)		(51,931)

Net income for the period	72,897		101,846		288,497

Effect for foreign currency conversion	367,244		545,514		800,692
Comprehensive income	Ps	440,141	Ps	647,360	Ps	1,089,189

(*)   At December 31, 2015 and 2016, cash and cash equivalents include  Ps1,995 and  Ps961, respectively, which corresponds to the amount received by Aerostar for “Passenger Facility Charges (PFC)”, and its use is restricted to fund investments in SJU’s infrastructure authorized by the Federal Aviation Administration FAA.  Under IFRS, PFC income is shown in the total income line, while under US GAAP it is shown in the other income line.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

The analysis of the account receivable that Cancun has with Aerostar is as follows:

Loan recorded (equivalent to USD 100,000)	Ps	1,277,950
Revaluation effect	30,480
Interest income	40,125

Account receivable from the joint venture as of December 31, 2013	1,348,555
Revaluation effect	173,422
Interest income	45,631

Account receivable from the joint venture as of December 31, 2014	1,567,608
Revaluation effect	218,110
Interest income	65,705

Account receivable from the joint venture as of December 31, 2015	1,851,423
Revaluation effect	298,341
Interest income	83,483
Payment of loan to the Company	(325,693)
Payment of interest to the Company	(21,008)

Account receivable from the joint venture as of December 31, 2016	Ps	1,886,546

The Cancun Airport granted a loan to related party Aerostar on February 22, 2013 in the amount of  Ps1,254,800 (USD100,000) with interest based on an annual interest rate of LIBOR plus 2.10% with no fixed maturity rate.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

The reconciliation of USGAAP to IFRS amounts as of December 31, 2016 is as follows:

	Stockholders’		Income of		Comprehensive
	equity		the year		income

Balance at December 31, 2016 under US GAAP	Ps	5,036,773	Ps	346,666	Ps	1,147,358

Reconciliation adjustments:
Maintenance provision (1)	(68,388)		(68,388)		(68,388)
Air travel promotion fund (2)	11,840		11,840		11,840
Deferred taxes (3)	(1,621)		(1,621)		(1,621)

Balance at December 31, 2016 under IFRS	Ps	4,978,604	Ps	288,497	Ps	1,089,189

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

(3)       The deferred tax recorded relates to the impact derived from the temporary differences of the effects previously described.

Reconciliation of condensed financial information

	2015		2016

Initial capital contribution to Aerostar	Ps	3,016,003	Ps	3,016,003
Accumulated deficit	(214,007)		(112,162)
Net income for the period	101,846		288,497
Other comprehensive income accumulated	440,060		985,574
Other comprehensive income	545,514		800,692

Net assets at period closing	3,889,416		4,978,604

Equity percentage in joint business	50%		50%

Carrying value at December 31	Ps	1,944,708	Ps	2,489,302

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

	For the year ended
	on December 31

	2014		2015		2016

Net income	Ps	72,897	Ps	101,846	Ps	288,497

Equity percentage in joint venture	50%		50%		50%

Equity method earnings	Ps	36,448	Ps	50,923	Ps	144,248

Note 11 - Accounts payable and accrued expenses:

At December 31, 2015 and 2016, the balances are as follows:

	December 31,

	2015		2016

Suppliers	Ps	21,068	Ps	11,401
Taxes payable	61,969		116,643
Use rights of assets under concession	91,841		109,437
Accounts payable to related parties (Note 18.1)	59,735		71,725
Salaries payable	62,975		71,022
Sundry creditors for services provided	72,957		94,349
Accounts payable to contractors	56,500		657

Total	Ps	427,045	Ps	475,234

Due to the fact that these accounts mature at a term of under one year, their fair value is considered to approximate their book value.

Note 12 - Bank loans:

At December 31, 2014, the Company has used the total amount of these credit lines, as shown below:

								Term
	Credit line			Principal		Commissions and						Fair
Bank	used			amortization		interest - Net		Short		Long		value

BBVA Bancomer, S. A. (*)	Ps	1,934,700	(**)	Ps	(350,000)	Ps	8,952	Ps	14,973	Ps	1,578,679	Ps	1,457,052
Bank of America Merrill
Lynch (*)	1,584,700		(**)	—		8,950		14,972		1,578,678		1,457,052

	Ps	3,519,400		Ps	(350,000)	Ps	17,902	Ps	29,945	Ps	3,157,357	Ps	2,914,104

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

At December 31, 2015, the Company has used the total amount of these credit lines, as shown below:

	Credit line			Principal		Commissions and		Term				Fair
Bank	used			amortization		interest - Net		Short		Long		value

BBVA Bancomer, S. A. (*)	Ps	1,854,235	(**)	Ps	—	Ps	4,776	Ps	19,947	Ps	1,839,064	Ps	2,023,822
Bank of America Merrill
Lynch (*)	1,854,235		(**)	—		4,775		19,946		1,839,064		2,014,733

	Ps	3,708,470		Ps	—	Ps	9,551	Ps	39,893	Ps	3,678,128	Ps	4,038,555

At December 31, 2016, the Company has used the total amount of these credit lines, as shown below:

	Credit line			Principal		Commissions and		Term				Fair
Bank	used			amortization		interest - Net		Short		Long		value

BBVA Bancomer, S. A. (*)	Ps	2,216,585	(**)	Ps	—	Ps	13,803	Ps	29,168	Ps	2,201,220	Ps	2,387,179
Bank of America Merrill
Lynch (*)	2,216,585		(**)	—		13,803		29,168		2,201,220		2,378,451

	Ps	4,433,170		Ps	—	Ps	27,606	Ps	58,336	Ps	4,402,440	Ps	4,765,630

(*)      The variables used to determine the fair values of loans are:

6-month Libor curve

Libor discount curve rating B

Credit risk of PIP credit curves

Additionally, the calculation is prepared on the basis of a Bloomberg Libor discount rate, with the fair value at hierarchy level 2.

(**)  The variations observed from one year to another (2016 to 2015), of the account receivable that Company has with Aerostar refers mainly to dollar exchange fluctuation and partial payments partial made by Aerostar  of the loan granted  by Cancun Airpot (see Notes 4.1.2. and 10).

On February 15, 2013, Aeropuerto de Cancún, S. A. de C. V. entered into a loan with BBVA Bancomer and Bank of America Merrill Lynch in the amount of Ps2,745,529 (USD215 million).  The term of the loan was originally five years and it was payable in four installments, the first on February 15, 2016, the second on August 15, 2016, the third on February 15, 2017 and the fourth on August 15, 2017, equivalent to 2.5 % of the total amount of the loan and a final payment of the remaining amount due at maturity, i.e., February 15, 2018.  The loan was denominated in US Dollars and subject to LIBOR plus 1.99%.  The loan was used for general corporate purposes and it has been used to finance the subordinated loan capital and the contributions to Aerostar.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

The resources of these credit facilities may be used for general corporate purposes and to finance capital expenses related to the MDP.  The Company made no payments to the principal in 2016 and 2015.

Financial obligations

As part of the terms under the loan made by BBVA Bancomer and Bank of America Merrill Lynch, the Company and its subsidiaries are required to keep a consolidated leverage level equal to or below 3.50:1.00, and a consolidated interest hedging index equal to or below 3.00:1.00 on the last day of each tax quarter.  In the event of a breach of the foregoing, the loan will limit the capacity to pay dividends to shareholders.  Additionally, in the event of a breach, all amounts owed under the loan may be claimed and must be payable immediately.

During the term of the loan made by BBVA Bancomer and Merrill Lynch, the Company and its subsidiaries are not authorized to place a lien over any of the properties, or sell any assets, equivalent to more than 10% of the total assets consolidated in the most recent tax quarter prior to the sale and make any fundamental changes to the corporate structure.

The Company is in compliance with the financial obligations and clauses of all loans at December 31, 2015 and 2016.

Note 13 - Stockholders’ Equity:

At December 31, 2015 and 2016, the minimum fixed capital level with no withdrawal rights is Ps1,000 and the variable portion is Ps7,766,276, (nominal figure) comprised of 300,000,000 common, nominative Class I shares of no par value, wholly subscribed and paid-in.  The variable portion of capital stock is comprised of Class II common, nominative shares.  At December 31, 2016, no Class II shares have been issued. Both classes of shares will have the characteristics determined at the shareholders’ meeting where issuance is approved and they are integrated as follows:

			Capital stock as of
	Total shares		December 31,

Description	2015	2016	2015		2016

B Series	277,050,000	277,050,000	Ps	7,173,079	Ps	7,173,079
BB Series	22,950,000	22,950,000	594,197		594,197

Total	300,000,000	300,000,000	Ps	7,767,276	Ps	7,767,276

Legal reserve

The Company is legally required to allocate at least 5% of its unconsolidated annual net income to a legal reserve fund.  This allocation must continue until the reserve is equal to 20% of the issued and outstanding capital stock of the Company.  Mexican corporations may only pay dividends on retained earnings after the reserve fund for the year has been set up.

Reserve for acquisition of shares

The reserve for acquisition of shares represents the reservation authorized by the Stockholders for the Company to purchase its own shares subject to certain criteria set forth in the bylaws and the Securities

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Market Law. At December 31, 2015 and 2016, the reserve for repurchase of shares totals Ps3,680,436 and Ps5,045,254  respectively.

Dividends

At the April 26, 2016 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends of  Ps1,683,000 (nominal), which didn’t give rise to ISR  because the dividends were paid from the After-tax Earnings Account (CUFIN).

At the April 23, 2015 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends of  Ps1,530,000 (nominal), which didn’t give rise to ISR  because the dividends were paid from the After-tax Earnings Account.

Dividends paid are not subject to income tax if paid from CUFIN.  Any dividends paid in excess of CUFIN and the reinvested After-Tax Earnings Account  (CUFINRE), are subject to a tax of 42.85% as of January 1, 2017.  The current tax is payable by the Company and may be credited against its income tax in the same year or the following two years.  Dividends paid from profits previously taxed by income tax are not subject to tax withholding or additional tax payments.  At December 31, 2016 and 2015, the company´s CUFIN lump sum is Ps6,114,939 and Ps3,891,369 (including the subsidiaries), respectively, whereas the combined Capital Contributions Account (CUCA) amounts are Ps37,172,825 and Ps35,964,420, respectively

The tax incentive is applicable provided that such dividends or profits were generated in 2014, 2015, and 2016 and are reinvested in the legal entity that generated such profits. The incentive consists of a tax credit equal to the amount obtained by applying the dividend or utility  distributed, which corresponds to a yearly percentage distribution as follows:

Year of dividend or profit distribution	Percentage applicable to the amount of the dividend or distributed profit.
2017	1%
2018	2%
2019 onwards	5%

The resulting tax credit determined will only be creditable against the additional 10% income tax that the legal entity must withhold and pay, provided that all the requirements are met as set forth in the Income Tax Law itself.

In the event of a capital reduction, any excess of stockholders’ equity over paid-in capital contribution account balances is accorded the same tax treatment as dividends, in accordance with the procedures provided for in the ISR Law.

Retained earnings

Substantially, all consolidated Company earnings were generated by its subsidiaries.  Retained earnings can be distributed to the Company’s Shareholders to the extent that the subsidiaries have distributed earnings to the Company .

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Note 14 - Revenues:

The Company’s income at December 31, 2014, 2015 and 2016, using the classification established in the Airports Law and Regulations, is as follows:

	January 1 to December 31,
	2014		2015		2016

Regulated services:
Airport services	Ps	3,487,418	Ps	4,115,738	Ps	4,762,538

Non-regulated services:
Access fees on non-permanent ground transportation	31,832		38,476		42,917
Car parking and related access fees	64,090		75,846		83,493
Other access fees	4,010		4,879		8,634
Commercial services(1)	1,647,564		2,096,226		2,646,134
Other services	64,475		82,725		92,821

Total non-regulated services (2)	1,811,971		2,298,152		2,873,999

Construction services	579,774		2,580,707		2,116,954

Total	Ps	5,879,163	Ps	8,994,597	Ps	9,753,491

(1) Commercial revenues do not include access fees and car parking.

(2) This line in the comprehesive income statement includes the items of complementary and airport services that amount to a total of $167,746, $193,789 and $230,344, respectively for 2014, 2015 and 2016.

Note 15 - Costs and expenses by nature:

January 1 to December 31,
2014	2015	2016

Termination benefits (Note 3.15)	Ps	1,054	Ps	1,133	Ps	1,237
Short term benefits	464,040	499,035	531,246
Employees’ statutory profit sharing	4,144	5,085	6,126
Electric power	112,356	92,737	108,910
Maintenance and conservation	179,395	214,439	229,904
Professional fees	76,542	70,064	103,918
Insurance and bonds	34,796	31,919	30,157
Surveillance services	114,463	125,176	144,462
Cleaning services	75,536	77,274	90,285
Technical assistance (Note 18.4)	190,419	239,175	288,111
Right of use of assets under concession (DUAC)	242,165	291,505	344,939
Amortization and depreciation of intangible assets,
furniture and equipment	454,265	468,996	529,660
Consumption of commercial items	109,933	139,603	180,636
Construction services (Note 3.17.3)	579,774	2,580,707	2,116,954
Other	79,348	84,852	114,347
Total aeronautical and non-aeronautical services costs, costs of construction services and administrative expenses	Ps	2,718,230	Ps	4,921,700	Ps	4,820,892

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Note 16 - Rentals under operating leases:

The Company leases commercial space inside and outside the terminals to third parties under operating lease agreements.

As shown following, the estimates for future revenues (per year), comes from non-cancelable operating leases considering the commercial contracts of minimum rent at December 31, 2016.

For the years ended December 31:

2017	Ps	3,260,667
2018	1,974,566
2019	1,808,104
2020	1,659,090
2021 to 2027	8,741,551
	Ps	17,443,978

Note 17 - Income tax incurred and deferred:

Income tax (ISR):

In 2014, 2015 and 2016, the Company determined tax profits in its subsidiaries in the amounts of Ps3,025,072, Ps4,042,823 and Ps5,051,189 respectively.  In 2014, 2015 and 2016, the tax profits were partially offset with the amortization of tax losses in the amounts of Ps211,479, Ps169,967 and Ps 93,975, respectively.

At December 31, 2016 and 2015, the subsidiaries that have not assessed income tax due to the tax loss carryforwards are Cozumel, Minatitlan y Tapachula.

Taxable income differs from the book income due to temporary and permanent differences arising from the different bases for the recognition of the effects of inflation for tax purposes and from the permanent effects of items affecting only the book or tax results.

The ISR Law establishes for 2014 and subsequent years an income tax rate of 30%.

The analysis of deferred tax assets and liabilities is as follows:

	December 31,
Deferred tax asset:	2015		2016
Deferred tax recoverable within the following 12 months	Ps	25,848	Ps	30,615
Deferred tax recoverable after 12 months	31,576		33,930
Recoverable asset tax	186,875		152,785

	244,299		217,330

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Deferred tax liability:

Deferred tax payable after 12 months	(1,768,021)		(1,673,350)

Deferred tax liability - Net	Ps	(1,523,722)	Ps	(1,456,020)

The ISR provision at December 31, 2014, 2015 and 2016 is as follows:

	2014		2015		2016

Current ISR	Ps	844,078	Ps	1,198,273	Ps	1,502,976
Deferred ISR	(52,150)		(103,410)		(101,792)

ISR provision	Ps	791,928	Ps	1,094,863	Ps	1,401,184

The reconciliation between the statutory and effective income tax rates is shown below:

	2014		2015		2016
Consolidated income before ISR and joint venture equity method:	Ps	3,045,956	Ps	3,962,934	Ps	4,887,130
Less:
Net income before taxes of subsidiaries subject to ISR	(79,855)		(118,981)		(56,415)

Income before provisions for income taxes	2,966,101		3,843,953		4,830,715

Statutory ISR rate	30%		30%		30%
ISR that would result from applying the ISR rate to book profit before income taxes	889,830		1,153,186		1,449,214
Non-deductible items and other permanent differences	4,037		8,095		11,908
Annual adjustment for tax inflation	(12,062)		(10,924)		(10,974)
Temporary differences	(90,694)		(56,156)		(91,928)
Recognition of deferred income tax at the Huatulco Airport (1)	—		—		44,020
Other	817		662		(1,056)

ISR provision	Ps	791,928	Ps	1,094,863	Ps	1,401,184

Effective ISR rate	27%		28%		29%

(1)         Based on the tax projections at December 31, 2016, the Huatulco Airport is expected to pay income tax in the future. Accordingly, the Company decided to recognize deferred income tax.  This recognition increased the effective rate by 3%.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Following are the principal temporary differences with respect to deferred tax:

	Period ended on
	December 31
	2015		2016
Current deferred income tax:
Accrued liabilities	Ps	29,631	Ps	30,615

Current deferred income tax	29,631		30,615

Non-current deferred income tax:
Allowance for doubtful accounting	31,576		33,930

Non-current deferred income tax	31,576		33,930

Deferred income tax asset	61,207		64,545

Non-current deferred income tax payable:
Fixed assets	(1,766,981)		(1,672,641)
Amortization of deferred expenses	(4,823)		(709)

Non-current deferred income tax Iiability	(1,771,804)		(1,673,350)

Total deferred income tax, net	(1,710,597)		(1,608,805)
Recoverable asset tax	186,875		152,785

Deferred income tax liability, net	Ps	(1,523,722)	Ps	(1,456,020)

The net movements of the deferred tax asset and liability for the year are as follows:

	Provision
	for load				Recoverable
	portfolio		Concessioned		asset
	impairment		assets		tax		Other		Total
Balances at January 1, 2015	Ps	(32,157)	Ps	1,872,514	Ps	(207,762)	Ps	(26,350)	Ps	1,606,245

Recovery of asset tax					20,887				20,887
Tax charged or credited in the comprehesive income statement	581		(105,533)				1,542		(103,410)

	581		(105,533)		20,887		1,542		(82,523)

Balances at December 31, 2015	(31,576)		1,766,981		(186,875)		(24,808)		1,523,722

Recovery of asset tax					34,090				34,090
Tax charged or credited in the comprehesive income statement	(2,354)		(94,340)				(5,098)		(101,792)

	(2,354)		(94,340)		34,090		(5,098)		(67,702)

Balances at December 31, 2016	Ps	(33,930)	Ps	1,672,641	Ps	(152,785)	Ps	(29,906)	Ps	1,456,020

b)           Refund of Asset Tax (AT) in accordance with the effective Flat Tax Law.

AT in excess of ISR effectively paid until December 31, 2007, (the date on which AT was repealed) is subject to refund in accordance with the procedure established in the Flat Tax Law. The AT is subject to refund in

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

the following ten periods for up to 10% of the total AT paid and not yet recovered, without it exceeding the difference between the ISR paid in the period and the AT paid in the previous three years, whichever is lower, in accordance with the Flat Tax Law. When ISR incurred is higher than AT in any of those years, it is subject to restatement through the application of NCPI factors.  The last year that the AT can be recovered is 2017.

In 2016 the Company recovered AT of Ps34,090. In 2015 the Company recovered AT of Ps34,934.

In 2014, 2015 and 2016, AT of Ps6,753, Ps5,259 and Ps932, respectively, was applied in the results for the period under income taxes in favor of some subsidiaries in which the tax will not be recoverable in accordance with the procedure established in the Flat Tax Law, which establishes that the tax is recoverable gradually every  year up to a maximum of 10% of the total AT paid in the 10 years prior to 2008.

Recoverable taxes

At December 31, 2015 and 2016, the tax credit is as follows:

	December 31,
	2015		2016

Income tax	Ps	220,521	Ps	101,664
Asset tax	23,959		10,074

	Ps	244,480	Ps	111,738

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

In 2008, an agreement between GAS and the subsidiaries was made for use of licenses and trademarks, whereby GAS agrees to the payment of a fee for annual royalties, provided that they have positive financial results and sufficient funding so as not to  affect compliance with the investment commitments set forth in the Master Development Plan. The respective compensation will be determined by applying a percentage to the gross income without including the interest in subsidiaries, financial products and exchange gains. This contract has a duration of 10 years, counted as of the signing thereof.

In 2008, the airports of the Company and Cancún Airport Services, S. A. de C. V. entered into a lease agreement in order for the latter to operate, administer and lease the commercial spaces that were granted by the Airports.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

The above contracts are related party contracts that have been eliminated in the consolidated financial statements.

18.1) Balances receivable and payable

At December 31, 2015 and 2016, the balances receivable from (payable to) related parties shown in the consolidated statement of financial position are as follows:

	December 31
	2015		2016
Accounts receivable:
(*) Aerostar (joint venture) (Note 10)	Ps	1,851,423	Ps	1,886,546
Autobuses Golfo Pacífico, S. A. de C. V. (Shareholder/services)	3		—

	1,851,426		1,886,546

Accounts payable and accumulated expenses (Note 11):
Inversiones y Técnicas Aeroportuarias, S. A. de C. V.
(Shareholder/technical assistance)	(59,282)		(71,387)
Lava Tap de Chiapas, S. A. de C. V.
(Key management personnel/services)	(453)		(338)

	(59,735)		(71,725)

Net	Ps	1,791,691	Ps	1,814,821

(*)       At December 2015 and 2016, the amounts of the loans were Ps1,826,669 and Ps1,874,129, respectively, plus Ps24,431 and Ps12,417, respectively, for interest accrued in the year. Capital was paid in the amount of Ps325,693 and interest paid amounted to Ps21,008 in 2016.

18.2) Transactions with related parties

At December 31, 2014, 2015 and 2016, the following transactions were held with related parties, which were set at the same prices and conditions as those that would have been used in comparable operations by third parties:

	2014		2015		2016
Commercial income:
Autobuses de Oriente, S. A. de C. V. (Stockholder)	Ps	6,877	Ps	8,274	Ps	9,615
Autobuses Golfo Pacífico, S. A. de C. V. (Stockholder)	2,582		5,560		5,947
Coordinados de México de Oriente, S. A. de C. V. (Stockholder)	124		141		134

Interest income:
Aerostar (joint venture) (Note 10)	45,631		65,705		83,483

Expenses:
Stockholders:

Technical assistance (Note 18.4)	(190,419)		(239,175)		(288,111)

Related parties:
Administrative services	(1,389)		—		—
Leasing (Note 19)	(3,436)		(4,084)		(4,825)
Cleaning services	(4,332)		(9,084)		(9,541)
Other	—		(1,006)		(2,473)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

18.3) Compensation of key personnel

Key personnel include directors, members of the Steering Committee, and Committees.  In the years ended on December 31, 2014, 2015 and 2016, the Company granted the following benefits to the key Management personnel, the Steering Committee and the different Company Committees:

	2014		2015		2016

Short term salaries and other benefits paid to key personnel	Ps	26,021	Ps	34,693	Ps	40,062

Fees paid to the Board of Directors and Committees	8,166		5,975		4,766

18.4) Technical assistance agreement

With regard to the sale of series BB shares to Inversiones y Técnicas Aeroportuarias, S. A. de C. V., (ITA) held in 1998, the Company signed a technical assistance agreement with ITA, whereby the latter company and its stockholders agreed to provide management and consulting services and transfer knowledge and experience in the industry and technology to the Company in exchange for compensation.

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

In accordance with the contract, the Company agreed to pay an annual compensation equivalent to the higher of a fixed amount or 5% of the consolidated income of the Company before deducting the compensation for technical assistance and before the comprehensive financial result, IT, depreciation and amortization, determined in accordance with financial reporting standards applicable in Mexico. Beginning in 2003, the minimum fixed amount is of US 2 million (Ps41.2 million pesos).

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

At December 31, 2014, 2015 and 2016, the expenses for technical assistance amounted to Ps190,419, Ps239,175 and Ps288,111, respectively.  ITA also has the right to refund the expenses incurred during the

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

provision of the services specified in the agreement. The ITA BB series shares were put in a trust in order to ensure compliance with the technical assistance agreement, among other things.

Note 19 - Commitments and contingencies:

Commitments

a.            The Company began leasing office space on May 21, 2015, under an operating lease agreement. This agreement includes an available extension of 60 months. The monthly rent due is of USD21,547 (Ps444,000).

The total minimum future payments derived from the non-cancellable operating lease agreement that shall be covered in the future are as follows:

Up to one year	Ps	5,331
Between one and five years	12,440

Total	Ps	17,771

The rent expense for the period covering January 1 through December 31, 2014, 2015 and 2016, was approximately Ps3,436, Ps4,084 and Ps4,825 , respectively.

b.            On December 19, 2013, the Company received from the SCT approval of the Master Development Plan for five years from 2014-2018, in which period the Company has agreed to make a number of enhancements. At December 31, 2016, the investment commitments under this MDP are as follows:

Period	Amount
2017	Ps	1,182,386
2018	315,685
	Ps	1,498,071	(1)

(1)  Figures in pesos adjusted to December 31, 2016, based on the National Construction Price Index (IPCO in its acronym in Spanish) in accordance with the terms of the MDP.

c.             Pursuant to the terms for the purchase of the land in Huatulco that occurred in October 2008, the Company has the obligation to build 450 hotel rooms, for which purpose the Company will enter into agreements with third parties to develop the comprehensive tourism plan without a specific due date. At December 31, 2016, there is an indefinite extension to this commitment issued by FONATUR.

Contingencies

As of December 31,2016 and 2015, the Company has confirmed that the results of its lawsuits cannot be accurately predicted as their due processes are currently ongoing and there are not enough elements to determine whether they could largely affect the Company’s financial position in the case of an adverse ruling.

a)           The Company’s transactions are subject to Mexican Federal and State Laws.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

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

d)           The Santa Maria Huatulco municipal government has initiated legal procedures against the Company to claim payment of property tax for the land where the airport is located.  The Company believes that there are no legal grounds for the suit, as has been the case in other airports groups where the Company was handed down a favorable ruling concerning the payment of the tax in question (although the municipality has since taken legal action to file a request for a motion for reconsideration).  Management believes that any liabilities relating to these claims are not likely to have a material adverse effect on the Company’s consolidated financial position or the results of its operations and consolidated cash flows.

Note 20 - Segment Information:

The information by segments is shown as follows:

Year ended on	Holding & service	Consolidation
December 31, 2014	Cancun	Villahermosa	Merida	companies	Other	adjustments	Total

Aeronautical revenue	Ps	2,456,659	Ps	145,732	Ps	225,430	Ps	—	Ps	491,851	Ps	—	Ps	3,319,672

Non-aeronautical revenue	1,761,194	50,429	62,777	—	105,317	—	1,979,717

Revenue from construction services	236,451	30,200	26,295	—	286,828	—	579,774

Others revenue	—	77	28	1,127,161	81,753	(1,209,019)	—

Operating profit	2,395,670	81,432	102,192	324,360	257,279	—	3,160,933

Non current assets	14,055,318	901,223	1,260,557	18,581,551	4,173,226	(18,951,270)	20,020,605

Total assets	16,861,787	1,147,955	1,494,703	18,966,267	4,547,579	(19,093,770)	23,924,521

Total liabilities	4,925,960	117,116	28,238	132,798	118,250	(148,937)	5,173,425

Improvements to assets under concession and acquisition of furniture and equipment in the period	690,748	42,943	68,707	342	353,574	—	1,156,314

Amortization and depreciation	(281,338)	(24,022)	(35,391)	(2,695)	(110,819)	—	(454,265)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Year ended on	Holding & service	Consolidation
December 31, 2015	Cancun	Villahermosa	Merida	companies	Other	adjustments	Total

Aeronautical revenue	Ps	2,877,885	Ps	174,103	Ps	272,065	Ps	—	Ps	597,896	Ps	—	Ps	3,921,949

Non-aeronautical revenue	2,250,665	58,278	71,872	—	151,539	(40,413)	2,491,941

Revenue from construction services	1,846,138	61,650	204,450	—	468,469	—	2,580,707

Others revenue	—	66	27	1,291,669	103,380	(1,395,142)	—

Operating profit	3,091,271	104,466	139,649	380,856	356,655	—	4,072,897

Non current assets	16,758,522	927,019	1,431,440	20,091,300	4,463,032	(20,530,958)	23,140,355

Total assets	18,465,295	1,226,203	1,616,518	20,627,797	4,864,156	(20,674,085)	26,125,884

Total liabilities	5,455,499	113,681	41,073	138,598	118,547	(149,565)	5,717,833

Improvements to assets under concession and acquisition of furniture and equipment in the period	2,286,134	51,754	168,817	34	399,828	—	2,906,567

Amortization and depreciation	(286,660)	(26,098)	(36,287)	(2,248)	(117,702)	—	(468,995)

Year ended on	Holding & service	Consolidation
December 31, 2016	Cancun	Villahermosa	Merida	companies	Other	adjustments	Total

Aeronautical revenue	Ps	3,341,882	Ps	181,123	Ps	334,163	Ps	—	Ps	675,026	Ps	—	Ps	4,532,194

Non-aeronautical revenue	2,823,209	62,356	85,203	—	133,830	(255)	3,104,343

Revenue from construction services	1,896,338	44,875	98,668	77,073	2,116,954

Others revenue	1,455,486	(1,455,486)	—

Operating profit	3,782,382	109,398	158,770	559,811	322,238	4,932,599

Non current assets	18,586,197	956,551	1,493,544	22,257,137	4,430,600	(22,740,956)	24,983,073

Total assets	20,972,688	1,308,469	1,650,201	23,058,995	5,109,194	(22,883,456)	29,216,091

Total liabilities	6,179,313	101,197	8,056	190,378	132,130	(148,937)	6,462,137

Improvements to assets under concession and acquisition of furniture and equipment in the period	1,513,550	61,651	127,787	200	111,294	1,814,482

Amortization and depreciation	(328,819)	(28,349)	(39,524)	(2,111)	(130,857)	(529,660)

Note 21 - Subsequent events:

a.              Agreements to acquire controlling interest in entities with concessions to operate Colombian Airports.

On April 10, 2017 the Company announced it has entered, through its Cancún Airport subsidiary, into agreements to acquire a controlling interest in Airplan S. A. (Airplan) and Aeropuertos de Oriente S.A.S. (Oriente).   Following consummation of the acquisitions, the Company will own approximately 92.42% of the capital stock of Airplan and 97.26% of the capital stock of Oriente.

The Company will purchase the interest for an aggregate price of approximately USD 262 million (Ps. 4,896.8 million at an exchange rate of Ps. 18.69 per US dollars at the date of the press release), subject to pricing adjustments and pursuant to a series of contracts with the respective shareholders of Airplan and Oriente.  ASUR expects to fund this payment with a combination of cash on hand and financing.  The agreements to purchase the interest remain subject to regulatory approval by Colombian authorities.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

Airplan and Oriente combined have twelve concessions to operate airports in Colombia.  In 2016, the airports operated by Airplan and Oriente served approximately 10.4 million passengers and 5.2 million passengers (unaudited amounts), respectively.

b.              Acquisition of an additional interest in Aerostar.

Highstar has agreed to sell a 10% interest in Aerostar to Cancún Airport, pursuant to a Membership Interest Purchase Agreement.  Following the closing of this transaction, Cancún Airport will hold a 60% equity interest in Aerostar.  The aggregate purchase price payable by Cancún Airport remains subject to adjustments based on the cash balance of Aerostar on the closing date and the price payable by a third-party purchaser for its 40% interest described below.  The transaction remains subject to certain conditions precedent, including the closing of the sale of a 40% interest in Aerostar to the third-party purchaser, as described below, as well as approval of the sale by regulatory authorities in the United States.  No assurances can be provided that the Company will obtain the requisite regulatory approvals for consummate the acquisition.

In addition, Highstar has agreed to sell its remaining 40% interest in Aerostar to the third-party purchaser, pursuant to a separate Membership Interest Purchase Agreement. Following the closing of both transactions, the Company will hold a 60% equity interest in Aerostar and is expecting to have control.

As of the date of the approval of the financial statements, the Company has not yet completed the financial impacts derived from the transaction because there are still forgoing negotiations to close these operations.

Note 22 - Authorization of the financial statements:

The consolidated financial statements and their 22 notes are an integral part of the consolidated financial statements, which were approved for their issuance on April 28, 2017 by Mr. Adolfo Castro Rivas, Chief Executive Officer of Grupo Aeroportuario del Sureste, S. A. B. de C. V., and by the Audit Committee.