Form 20-F
period 2017-12-31
SOUTHEAST AIRPORT GROUP
filed 2018-04-26
CIK 1123452

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2017

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Item 2.                                                         Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                                         Key Information

SELECTED FINANCIAL DATA

We publish our financial statements in Mexican pesos.  The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  Pursuant to IFRS, financial data in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F are stated in Mexican pesos.  Our financial statements for the year ended December 31, 2017 are subject to approval by our shareholders at the next annual stockholders’ meeting.

This Form 20-F contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.19.640 to U.S.$1.00, the exchange rate for pesos on December 29, 2017 as published by the U.S. Federal Reserve Board.  On April 13, 2018, the noon buying rate for Mexican pesos, as published by the U.S. Federal Reserve Board was Ps.18.080 per U.S.$1.00.

The following tables present a summary of our consolidated financial information and that of our subsidiaries for each of the periods indicated.  This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto.

References in this annual report on Form 20-F to “dollars,” “U.S. dollars” or “U.S.$” are to the lawful currency of the United States of America.  References in this annual report on Form 20-F to “pesos,” ‘Mexican pesos” or “Ps.” are to the lawful currency of the United Mexican States.  References to “Colombian pesos” or “COP$” are to the lawful currency of the Republic of Colombia.  We publish our financial statements in Mexican pesos.

This annual report on Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume.  A workload unit currently is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31,

2013.  On May 26, 2017, we acquired an additional 10.0% interest in our former joint venture, Aerostar Airport Holdings, LLC, the operator of Luis Muñoz Marín International Airport (“LMM Airport”), increasing our participation to 60.0%.  The acquisition is considered a business combination as of May 31, 2017, and as of June 1, 2017, we began to consolidate the results of Aerostar into our financial statements.  On October 19, 2017, we acquired 92.42% of the capital stock of Sociedad Operadora de Aeropuertos Centro Norte, S.A. (“Airplan”).  As of October 19, 2017, we began to consolidate the results of Airplan into our financial statements.  The financial information included in the table below is derived from our audited consolidated financial statements, with the exception of information regarding ADSs and other operating data.

	As of and for the year ended December 31,
	2013		2014		2015		2016		2017
	(thousands of Mexican pesos)(1)										(thousands of dollars) (2)

Consolidated Income Statement Data:

Revenues:
Aeronautical services(3)	Ps.	3,076,737	Ps.	3,319,672	Ps.	3,921,949	Ps.	4,532,194	Ps.	6,484,219	U.S.$	330,154
Non-aeronautical services(4)	1,782,753		1,979,717		2,491,941		3,104,343		4,261,383		216,975
Construction services(5)	586,596		579,774		2,580,707		2,116,954		1,844,216		93,901
Total revenues	5,446,086		5,879,163		8,994,597		9,753,491		12,589,818		641,030
Operating expenses:
Cost of services	(995,157)		(1,081,376)		(1,144,327)		(1,336,385)		(2,309,625)		(117,598)
Construction expenses	(586,596)		(579,774)		(2,580,707)		(2,116,954)		(1,898,550)		(96,668)
Administrative expenses	(178,560)		(170,231)		(196,990)		(204,843)		(204,418)		(10,408)
Technical assistance fee(6)	(173,259)		(190,419)		(239,175)		(288,111)		(346,487)		(17,642)
Government concession fee(7)	(223,132)		(242,165)		(291,505)		(344,939)		(468,695)		(23,864)
Depreciation and amortization	(418,273)		(454,265)		(468,996)		(529,660)		(1,166,114)		(59,374)
Goodwill impairment(8)	—		—		—		—		(4,719,096)		(240,280)
Net comprehensive financing	18,641		(114,977)		(109,963)		(45,469)		(231,834)		(11,804)
Interest income	136,043		121,369		155,718		184,569		245,787		12,515
Interest expense	(76,291)		(81,814)		(97,017)		(126,186)		(618,831)		(31,509)
Exchange gain	150,239		205,798		379,741		738,648		761,782		38,787
Exchange loss	(191,350)		(360,330)		(548,405)		(842,500)		(620,572)		(31,597)
Participation in the results of joint ventures(9)	(143,452)		36,448		50,923		144,248		112,345		5,720
Gain from business combination									7,029,200		357,902
Income before taxes	2,746,298		3,082,404		4,013,857		5,031,378		8,386,544		427,014
Provision for taxes	(449,425)		(798,681)		(1,100,122)		(1,402,116)		(1,636,379)		(83,319)
Net income	2,296,873		2,283,723		2,913,735		3,629,262		6,750,165		343,695
Net income for the year attributable to controlling interest	—		—		—		—		5,834,484		297,072
Non-controlling interest	—		—		—		—		915,681		46,623
Basic and diluted earnings per share(10)	7.66		7.61		9.71		12.10		19.45		1.0
Basic and diluted earnings per ADS(11)	76.56		76.12		97.13		120.98		194.50		10.0
Dividends per share(12)	Ps.	8.40	Ps.	—	Ps.	5.10	5.60		6.16		0.31
Other Operating Data:
Total passengers (thousands of passengers)	21,079.66		23,157.56		26,140.99		28,407.05		37,534		37,534
Colombia(13)	—		—		—		—		1,906		1,906
Mexico	21,079.66		23,157.56		26,140.99		28,407.05		31,053		31,053
Puerto Rico(14)	—		—		—		—		4,575		4,575
Total air traffic movements (thousands of movements)	267.2		290.3		302.90		316.24		328.8		328.8
Colombia	—		—		—		—		—		—
Mexico	267.2		290.3		302.9		316.24		328.8		328.8
Puerto Rico	—		—		—		—		—		—
Total revenues per passenger	258.4		253.9		344.10		343.30		335.4		17.0
Colombia	—		—		—		—		252.9		13.0
Mexico	258.4		253.9		344.1		343.3		341.7		17.0
Puerto Rico	—		—		—		—		327.3		17.0

	As of and for the year ended December 31,
	2013		2014		2015		2016		2017

Consolidated Balance Sheet Data:

Cash and cash equivalents	Ps.	1,259,562	Ps.	2,855,362	Ps.	2,084,160	Ps.	3,497,635	Ps.	4,677,454	US $	238,160
Total current assets	2,554,114		3,903,916		2,985,529		4,233,018		5,787,862		294,698
Account receivable from joint venture	1,348,555		1,567,608		1,851,423		1,886,546		—		—
Investments in joint venture accounted for by the equity method	1,400,957		1,621,028		1,944,708		2,489,302		—		—
Intangible assets, airport concessions and goodwill - Net	15,790,796		16,509,356		19,022,311		20,284,126		50,353,003		2,563,798
Total assets	21,416,494		23,924,521		26,125,884		29,216,091		56,614,103		2,882,592
Current liabilities	667,968		401,643		506,695		593,183		2,408,649		122,640
Total liabilities	5,132,278		5,173,425		5,717,833		6,462,137		22,925,802		1,167,302
Capital stock	7,767,276		7,767,276		7,767,276		7,767,276		7,767,276		395,482
Net equity/stockholders’ equity	16,284,216		18,751,096		20,408,051		22,753,954		33,688,301		1,715,290
Consolidated Cash Flow Data:

Cash flow provided by operating activities	2,378,276		2,709,001		3,653,577		4,509,387		6,031,135		307,084
Cash flow generated (used) in financing activities	(77,340)		(98,482)		(1,627,017)		(1,789,873)		81,533		4,151
Cash flows used in investing activities	(3,308,039)		(1,034,945)		(2,816,554)		(1,366,696)		(4,961,153)		(252,604)
(Decrease) Increase in cash and cash equivalents	(1,007,103)		1,575,574		(789,994)		1,352,818		1,151,515		58,631

(1)          Except for operating data.  Per share and per passenger Mexican peso amounts are expressed in pesos (not thousands of pesos).

(2)          Except for operating data.  Translated into dollars at the rate of 19.640 per U.S. dollar, the Federal Reserve Board exchange rate for Mexican pesos at December 29, 2017.  Per share and per passenger dollar amounts are expressed in dollars (not thousands of dollars).

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

(7)          Each of our Mexican subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law.  The concession fee is currently 5.0% of each Mexican concession holder’s gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession.

(8)          Reflects a Ps.4,719.1 million impairment that was determined while carrying out a deterioration test of long-term assets as a result of the effects of Hurricane Maria in Puerto Rico in September 2017.

(9)          Reflects our equity participation in the net income (loss) of Aerostar Airport Holdings, LLC, the operator of LMM Airport.  We increased our participation in Aerostar to 60% as of May 26, 2017 and starting June 1, 2017, began to consolidate Aerostar’s results into our financial statements.

(10)   Shares outstanding for all periods presented were 300,000,000.

(11)   Based on the ratio of 10 Series B shares per ADS.

(12)   Dollar amounts per share were U.S.$0.567 in 2013, U.S.$0.297 in 2015, U.S.$0.2716 in 2016 and U.S.$0.3136 in 2017, and per ADS were U.S.$5.673 in 2013, U.S.$2.965 in 2015, U.S.$2.716 in 2016 and U.S.$3.136 in 2017.  No dividends were distributed in 2014.  Per share dollar amounts are expressed in dollars (not thousands of dollars).

(13)   We began to consolidate the results of our Colombian airports as of October 19, 2017.

(14)   We began to consolidate the results of Aerostar as of June 1, 2017.

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2013	13.43	11.98	13.10	12.76
2014	14.79	12.85	14.75	13.30
2015	17.36	14.56	17.20	15.87
2016	20.87	17.20	20.62	18.67
2017	21.89	17.48	19.64	18.88
October 2017	19.18	18.21	19.13	18.82
November 2017	19.26	18.51	18.63	18.93
December 2017	19.73	18.62	19.64	19.18
2018
January 2018	19.48	18.49	18.62	18.91
February 2018	18.90	18.36	18.81	18.65
March 2018	18.86	18.17	18.17	18.59
April 2018(2)	18.33	18.08	18.08	18.21

(1)   Average of month-end rates or daily rates, as applicable.

(2)   Through April 13, 2018.

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

Fluctuations in the exchange rate between the Mexican peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange, and, as a result, will likely affect the market price of the ADSs.  Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in pesos.

On December 29, 2017, the U.S. Federal Reserve Board noon buying rate was Ps.19.640 per U.S.$1.00.  On April 13, 2018, the noon buying rate for pesos, as published by the U.S. Federal Reserve Board was Ps.18.080 per U.S.$1.00.

For a discussion of the effects of fluctuations in the exchange rates between the Mexican peso and the U.S. dollar, see “Item 10.  Additional Information—Exchange Controls.”

RISK FACTORS

Risks Related to Our Operations

Hurricanes and other natural disasters have adversely affected our business in the past and could do so again in the future.

The southeast region of Mexico and Puerto Rico, like other Caribbean destinations, experiences hurricanes, particularly during the third quarter of each year.  Portions of the southeast region of Mexico and the Caribbean region of Colombia also experience earthquakes from time to time.  Natural disasters may impede operations, damage infrastructure necessary to our operations and/or adversely affect the destinations served by our airports.  Any of these events could reduce our passenger traffic volume.  The occurrence of natural disasters in the destinations we serve has adversely affected, and could in the future adversely affect, our business, results of operations, prospects and financial condition.  Some experts believe that climate change due to global warming could increase the frequency and severity of hurricanes in the future.  We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption.  Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on the policies.

On October 21, 2005, Hurricane Wilma struck the Yucatán Peninsula, causing severe damage to the infrastructure of the Cancún and Cozumel airports and to our administrative office building in Cancún.  The Cancún and Cozumel airports were closed for 62 hours and 42 hours, respectively, and airport operations were disrupted for several weeks thereafter.  The hurricane also inflicted extensive damage on the hotel and tourist infrastructure in Cancún, the Mayan Riviera region and Cozumel, which led to sharply reduced air passenger traffic at our Mexican airports, especially in the fourth quarter of 2005 and during the first half of 2006.  During the fourth quarter of 2005, our passenger traffic decreased 33.1% relative to the same period in 2004 at our Mexican airports, reflecting the decline in passenger traffic due to Hurricane Wilma.  Tourism in Cancún and the Mayan Riviera has by now largely recovered from Hurricane Wilma. Although tourism declined substantially in Cozumel after Hurricane Wilma in 2005, the numbers of tourists and cruise passengers visiting Cozumel have since increased.

On September 20, 2017, Hurricane María struck Puerto Rico, damaging Luis Muñoz Marín International Airport (“LMM Airport”) in San Juan, Puerto Rico and causing significant damage to the entire island.  Operations at LMM Airport were suspended at 7:30 pm on September 19, 2017 and resumed on a limited basis on September 21, 2017 with 10 flights, increasing progressively to 41 daily flights by the end of September 2017.  Operations at LMM Airport returned to a regular schedule during the fourth quarter of 2017.  Terminal buildings of LMM Airport suffered minor damage in sections that were out of operation before the airport was closed.  Airport infrastructure was insured against these events.  The hurricane inflicted extensive damage on the hotel and tourist infrastructure in Puerto Rico, which led to sharply reduced air passenger traffic at LMM Airport, especially during the third and fourth quarters of 2017.  During the third quarter of 2017, our passenger traffic in Puerto Rico decreased 5.5% relative to the same period in 2016.  Our passenger traffic in Puerto Rico also decreased 25.4%

in October 2017, 31.9% in November 2017, and 23.9% in December relative to the same periods in 2016.

In September 2017, a series of earthquakes shook central and southern Mexico.  On September 7, 2017, an 8.1 magnitude earthquake struck Chiapas, Oaxaca, killing at least 98 people, injuring over 300 persons, causing the issuance of a tsunami warning for the entire Pacific coast of Central America by the Pacific Tsunami Warning Center, and damaging buildings and roads in Mexico City. On September 19, 2017, a 7.1 magnitude earthquake affected the states of Puebla and Morelos as well as the Greater Mexico City area, killing 370 people and injuring over 6,000 people.  The earthquake caused at least 44 buildings in Mexico City to collapse and temporarily shut down Mexico City International Airport. Finally, on September 23, 2017, a 6.1 magnitude earthquake hit Oaxaca, causing six deaths and injuring seven others, resulting in total damage of Ps.9.4 billion.

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

The oil spill did not affect the destinations served by our Mexican airports.  However, if oil spills or similar disasters occur in the future, these destinations could be adversely affected, thereby reducing our volume of passenger traffic.  Oil spills or other similar disasters in or around the destinations served by our airports could adversely affect our business, operating results, prospects and financial condition.

Our business could be adversely affected by a downturn in the economies of the United States,  Mexico or Colombia.

The air travel industry, and consequently, our results of operations, are substantially influenced by economic conditions in Mexico, Colombia and the United States.  In 2015 and 2016, 61.1% and 61.1%, respectively, of the international passengers in our Mexican airports arrived or departed on flights originating in or departing to the United States.  In 2017, 60.2% of the international passengers in our Mexican airports arrived or departed on flights originating in or departing to the United States. 56.9% and 55.9% of our revenues from Mexican passenger charges in 2015 and 2016, respectively, were derived from charges imposed on international passengers. In 2017, 55.6% of our revenues from Mexican passenger charges were derived from charges imposed on international passengers.  Similarly, in 2015 and 2016, 44.7% and 45.6%, respectively, of passengers in our Mexican airports traveled on Mexican domestic flights.  In 2017, 46.1% of passengers in our Mexican airports traveled on Mexican domestic flights.  43.1% and 44.1% of our revenues from Mexican passenger charges in 2015 and 2016, respectively, were derived from Mexican domestic passenger charges.  In 2017, 44.4% of our revenues from

Mexican passenger charges were derived from Mexican domestic passenger charges.  When the economies of either the United States or Mexico are in recession, as they were when the gross domestic products of both countries declined in the fourth quarter of 2008 and again in 2009, the number of international passengers in our Mexican airports that arrive or depart on flights originating in or departing to the United States have been adversely affected.  Similarly, a recession of the Colombian economy could cause the number of international passengers in our Colombian airports to decline.  In 2017, 43.0% of our revenues from Colombian passenger charges were derived from Colombian domestic passenger charges.

We believe that the results of operations for our Mexican airports were affected differently by the U.S. and Mexican recessions of 2008 and 2009.  Because of the perception of Cancún, Cozumel and the Mayan Riviera as more economical vacation destinations, we believe that our Mexican airports were well-placed to take advantage of the economic recovery in the United States following the 2008-2009 recession.  We cannot predict how economic conditions in the United States may develop in the future or how these conditions will affect tourism and travel decisions.  In addition, whether destinations served by our airports will be viewed as adequate substitutes for other tourist destinations depends on a number of factors, including the perceived attractiveness, affordability and accessibility of Cancún, Cozumel and the Mayan Riviera as desirable vacation destinations.  We are unable to control many of these factors and, therefore, we cannot assure you that this substitution effect would occur again if the United States were to experience another recession.

In Mexico, the 2008-2009 recession resulted in an overall decrease in levels of Mexican domestic passenger traffic as compared to historical passenger traffic levels, although Mexican domestic passenger levels have increased in recent years as the economy has continued to recover. In 2016, Mexican domestic passenger traffic increased 10.9% from 2015.  In 2017, Mexican domestic passenger traffic increased 10.4% from 2016. Among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they did not benefit, and are unlikely to benefit in the future, from the substitution effect that we believe occurred with respect to passengers traveling to and from the United States.  In addition, a portion of our Mexican domestic passengers are business travelers, whose demand for travel was adversely affected by the 2008-2009 recession.  In recent years, there has been an uptick in Mexican domestic travel to certain destinations, such as Cozumel, Huatulco, Mérida, Oaxaca and Cancún (Cancún in particular experienced 9.9%, 13.6% and 14.1% increases in Mexican domestic passenger traffic in 2015, 2016 and 2017, respectively.).  So far, our other Mexican airports have continued to experience fluctuations in their passenger traffic, but nearly all of them have returned to traffic levels at or above those prior to the 2008-2009 recession.

Further, Mexican, Colombian and U.S. political and social developments, over which we have no control, may affect the economic environment in Mexico and Colombia, and consequently, may contribute to economic uncertainty.  Such conditions may adversely affect our business and results of operations.

With over U.S.$70.0 billion in outstanding debt and a debt-to-GDP ratio of approximately 68.0%, the economy of the Commonwealth of Puerto Rico (“Puerto Rico”) has worsened in recent years.  In February 2014, Puerto Rico’s government debt was downgraded to non-investment grade by various credit rating agencies and certain government entities in Puerto Rico have failed to make certain debt payments, highlighting the fragility of its economy.  On June 30, 2016, United States President Barack Obama signed the Puerto Rico Oversight, Management and Economic Stability Act, or PROMESA, into law.  PROMESA aims to restructure Puerto Rico’s debt through certain measures, including the establishment of a seven-member Oversight Board to oversee the development of budgets and fiscal plans for Puerto Rico’s government and instrumentalities.  It is uncertain what the impact of PROMESA will have on the future business and economic conditions of Puerto Rico.  Further, a prolongation of Puerto Rico’s fiscal crisis, or a worsening of the crisis, could slow the Puerto Rico economy.  Aerostar Airport Holdings, LLC (“Aerostar”), our joint venture with the Public Sector Pension Investment Board (“PSP Investments”), in which we possess a 60% ownership interest and whose results we have consolidated into our financial statements, has operated the LMM Airport in Puerto Rico since February 27, 2013.  We do not believe that the economic state of Puerto Rico has had a material impact on the results of the LMM Airport joint venture, but if the economy there continues to worsen, it could adversely affect the business and operations of our Puerto Rican subsidiary.

Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico and Colombia.

The results of the 2016 presidential and congressional elections in the United States could result in significant changes in, and uncertainty with respect to, immigration and border policy.  Immigration reform, especially with respect to Mexico, continues to attract significant attention in the public arena and U.S. Congress. If new federal immigration legislation is enacted, such laws may contain provisions that could make it more difficult for Mexican and Colombian citizens to travel between Mexico and Colombia, respectively, and the United States.  In addition, new immigration, border and trade legislation could lead to uncertain economic conditions in Mexico that may affect leisure or business travel, including travel to and from Mexico. Such restrictions could have a material adverse effect on our passenger traffic results.

Fluctuations in international petroleum prices could reduce demand for air travel.

Fuel represents a significant cost for airlines.  International prices of fuel have experienced significant volatility in recent years.  Most of our airline customers use kerosene-based jet fuel, the price of which is based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport.  Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.81 per gallon on September 12, 2008, it has continued to fluctuate in 2017, with a high of U.S.$1.99 per gallon on September 1, 2017 and a low of U.S.$1.24 per gallon on June 23, 2017, according to the Energy Information Administration of the U.S. Department of Energy.  As of April 16, 2018, the U.S. Gulf Coast spot price for jet fuel was U.S.$2.013 per gallon.  The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities or any future terrorist attacks.  In addition, a number of airlines have engaged in hedging strategies with respect to fuel prices.  Because of the decline in fuel prices, there have been reports suggesting that these hedging strategies have resulted in those airlines incurring derivative-related liabilities.  Increases in airlines’ costs may result in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

The loss or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues.

The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability.  In December 2017, the International Air Transport Association, or “IATA,” issued its 2018 financial forecast for the global commercial airline industry, estimating net post-tax profits of about U.S.$38.4 billion, due to a rise in jet fuel prices and rise in unit costs.  The forecast also indicated that net profit margins were expected to slightly increase to 4.7% in 2018.

Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our Mexican regulated revenue from our key customers, including American Airlines (previously American Airlines and US Airways) (which accounted for 10.2% of our revenues in 2015, 10.4% in 2016 and 10.9% in 2017), United Airlines (previously United Airlines and Continental Airlines) (which accounted for 9.1% of our revenues in 2015, 10.1% in 2016 and 10.5% in 2017) and Interjet (which accounted for 10.0% of our revenues in 2015, 8.9% of our revenues in 2016 and 8.7% of our revenues in 2017).

On August 2, 2010, Mexicana, then one of Mexico’s two largest carriers and previously the airline which accounted for the largest share of our Mexican passenger traffic, filed for bankruptcy protection in Mexico and in the United States.  On August 28, 2010, Mexicana, Mexicana Click, formerly known as Aerovías Caribe, and Mexicana Link (which we refer to collectively as “Grupo Mexicana”) ceased operations, and Mexicana Click and Mexicana Link filed for bankruptcy protection on September 7, 2010.  Since Grupo Mexicana ceased operations, 100% of the routes that it flew have been taken over by other airlines, and passenger traffic levels at our airports have increased.  On April 4, 2014, a Mexican court declared Grupo Mexicana to be officially bankrupt and ordered the sale of its assets to repay its creditors. Other airlines that serve our Mexican, Colombian and Puerto Rican airports, including American Airlines, United Airlines, Delta Air Lines and Avianca have also undergone bankruptcies over the past 5 years.

None of our contracts with our principal airline customers obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. Our current agreements with our principal airline customers at our Mexican airports have been renewed.  We do not have any contracts that will expire before April 30, 2018.  With respect to our Colombian airports, our subsidiary Sociedad Operadora de Aeropuertos Centro Norte S.A. (“Airplan”), charges tariffs to airlines (relating to domestic routes, international routes and development).  The tariffs are established by the Special Administrative Unit of Civil Aeronautics (Unidad Administrativa Especial de Aeronáutica Civil), or Aerocivil, through Resolution 04530 of 2007 and will expire between 2019 and 2032.  As of December 31, 2017, seven airlines at our Colombian airports were subject to such tariffs: Avianca, Iberia, LATAM, Avior, Aeroméxico, Satena and Viva Colombia.

We expect that we will continue to generate a significant portion of our revenues from a relatively small number of airlines in the foreseeable future.  Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.

In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico.  Accordingly, we expect to continue to generate a significant portion of our revenues from Mexican domestic travel from a limited number of airlines.

We could be subject to fines, penalties and other adverse consequences pending the outcome of our appeal against the Mexican government’s tax treatment of airport concessions at Cancún Airport.

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination.  In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes.  As of April 10, 2018, however, our appeal is still pending resolution with respect to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws.  If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

The FAA could downgrade Mexico’s air safety rating again, which could result in a decrease in air traffic between the United States and our airports.

On July 30, 2010, the United States Federal Aviation Administration (“FAA”) announced that, following an assessment of Mexico’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (“ICAO”), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2.”  Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances, code-sharing arrangements between Mexican and United States’ airlines were suspended and operations by Mexican airlines flying to the United States were subject to greater FAA oversight.  These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines or, in some cases, an increase in that cost of service, which resulted in a decrease in demand for travel between our airports and the United States.  4.0%, 4.6%  and 2.9% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2015, 2016 and 2017, respectively.

The FAA restored Mexico’s Category 1 rating on December 2, 2010.  The FAA may downgrade Mexico’s air safety rating in the future, although we are unaware of any current plans to do so.  We cannot predict what impact the downgrade of the Mexican aviation safety rating would have on our Mexican passenger traffic or results of operations, or on the public perception of the safety of Mexican airports.

Our business is highly dependent upon revenues from Cancún International Airport.

In 2017, Ps.8,786.4 million (including construction services) or 70.2% of our revenues were derived from operations at Cancún International Airport.  During 2015, 2016 and 2017, Cancún International Airport represented 75.0%, 75.4% and 76.0%, respectively, of our passenger traffic and 53.3%, 54.4% and 55.1%, respectively, of our air traffic movements.  The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control.  For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico.  Although these reports generally indicate that this increase in violence affects mostly cities in northern Mexico and the west coast of Mexico and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit.  In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination.  This perception may have been fueled further by travel advisories issued by the U.S. State Department on August 22, 2017 and January 10, 2018 that listed Cancún as a place in Mexico where visiting tourists must be cautious.  In addition, in March 2018, the U.S. State Department issued a security alert for Playa del Carmen, a popular destination that attracts U.S. citizens and is served by Cancún International Airport.  We cannot assure you that tourism in Cancún will not decline in the future.  Any event or condition affecting Cancún International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

Increases in prevailing interest rates could adversely affect our financial condition.

An increase in prevailing interest rates could adversely affect our financial condition. As of December 31, 2017, we had U.S.$145.0 million in outstanding indebtedness, consisting in part of loans obtained by our Cancún airport subsidiary on February 15, 2013 and whose maturity was extended on November 16, 2017.  The outstanding indebtedness is charged interest at a rate based on the one-month London Interbank Offered Rate (“LIBOR”) plus a margin ranging from 175 to 185 basis points.  LIBOR fluctuates on a regular basis.  Any increased interest expense associated with increases in interest rates affects our ability to service our debt absent the benefit from any hedging arrangements.  All of our current U.S. dollar-denominated debt is un-hedged. Accordingly, an increase in the prevailing LIBOR applicable to our loans would increase our debt service costs, which in turn would negatively affect our results of operations.  For further details regarding our indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

Historically, a majority of our revenues have been from aeronautical services, and our principal source of aeronautical revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2017, passenger charges represented 39.2% of our consolidated revenues.

On February 1, 2016, the World Health Organization designated the Zika virus and its suspected complications in newborns an international public health emergency.  The U.S. Department of Health and Human Services’ Center for Disease Control and Prevention has issued a travel advisory for people traveling to regions within the Zika virus outbreak, which include popular destinations in Mexico, Colombia and Puerto Rico.  While we do not believe these travel advisories to Mexico, Colombia and Puerto Rico have negatively affected the frequency and pattern of travel to our airports, any future public health crises and related travel advisories could disrupt our operations or significantly affect passenger and cargo traffic levels.

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

The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs.  Following the events of September 11, 2001, we reinforced security at our airports.  For a description of the security measures that we adopted, see “Item 4.  Information on the Company—Business Overview—Non-Aeronautical Services—Airport Security.”  While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future.  In addition, our general liability insurance premiums for 2002 increased substantially relative to our 2001 premiums and may rise again in the future.  Since October 2001, we carry a U.S.$150.0 million insurance policy covering liabilities resulting from terrorist acts at our Mexican airports.  Since 2017 and 2018, we carry a U.S.$181.3 million and U.S.$0.08 million insurance policy for our Colombian airports and Puerto Rico airport, respectively.  Because our insurance policies do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$150.0 million, we could incur significant costs if we were to be directly affected by events of this nature.  While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same.  In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries.  Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.  In addition, because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the FAA, in addition to the directives of Mexican and Colombian aviation authorities.

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

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports.  These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services.  Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico, Colombia and the United States, the political situation in Mexico, Colombia and elsewhere in the world, the attractiveness of our airports relative to that of other competing airports, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry.  Reports suggesting an increase in the level of violent crime in Mexico may have had an adverse impact on passenger traffic to our Mexican airports, even though such airports serve areas of Mexico that have been less affected by violent crime.  Similarly, reports suggesting an increase in the level of violence or political instability in Colombia may have an adverse impact on passenger traffic to our Colombian airports.  Any decreases in air traffic to or from our airports as a result of factors such as these could adversely affect our business, results of operations, prospects and financial condition.

Our business is highly dependent upon the operations of certain airports, including Mexico City and Bogotá Area airports.

In 2015, 2016 and 2017, 67.4%, 65.0% and 62.4%, respectively, of our Mexican domestic passengers flew to or from our airports via Mexico City International Airport.  As a result, our Mexican domestic traffic is highly dependent upon the operations of Mexico City International Airport.  Furthermore, construction of a new international airport in Mexico City began in 2015 to replace Mexico City International Airport, which is currently operating at full capacity.  Construction on that new airport is expected to be completed in 2020 and result in a modern facility with six runways and the capacity to handle approximately 120 million passengers annually, or four times the passenger volume of the Mexico City International Airport.  We cannot assure you that the operations of the Mexico City International Airport will not decrease or be adversely affected by construction in the future. In 2017, overall Mexican domestic passenger traffic to and from Mexico City decreased 2.6%.

Additionally, Toluca International Airport, which is located 64 km from Mexico City, at some point emerged as a complementary airport to Mexico City International Airport, but has recently reduced air traffic operations due to the transfer of low-cost airline operations to the Mexico City International Airport.  Toluca International Airport is largely served by low-cost airlines that cater to Mexican domestic passengers.  Traffic to and from Toluca represented 1.5% of Mexican domestic passengers traveling through our airports in 2015, 1.2% in 2016 and decreased to 0.9% of Mexican domestic passengers in 2017.

In 2017, 52.5% of our Colombian domestic passengers flew to or from our airports via El Dorado International Airport in Bogotá, Colombia.  As a result, our Colombian domestic traffic is highly dependent upon the operations of El Dorado International Airport.  Any event or condition that adversely affects Mexico City and Bogotá area airports could adversely affect our business, results of operations, prospects and financial condition.

Competition from other tourist destinations could adversely affect our business.

One of the principal factors affecting our results of operations and business is the number of passengers using our airports.  The number of passengers using our airports may vary as a result of factors beyond our control, including the level of tourism in Mexico, Colombia and Puerto Rico.  In addition, the passenger traffic volume at our Mexican airports and LMM Airport may be adversely affected by the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Acapulco, Puerto Vallarta and Los Cabos, or elsewhere, such as Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and Central American destinations.  The attractiveness of the destinations we serve is also likely to be affected by perceptions of travelers as to the safety and political and social stability of Mexico, Colombia and Puerto Rico.  There can be no assurance that tourism levels in the future will match or exceed current levels.

Revenues from Mexican passenger charges are not secured, and we may not be able to collect amounts invoiced in the event of the insolvency of one of our principal airline customers.

In recent years, many airlines have reported substantial losses.  Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral.  Furthermore, Mexican passenger charges, which accounted for 12.8% of our revenues in 2017, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight.  If any of our key customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges.  For example, as a result of the Grupo Mexicana bankruptcy, we estimate that Ps.128.0 million in accounts receivable could be at risk of not being recovered, which represented 14.6% of our total accounts receivable as of December 31, 2017.  We are an unsecured creditor with respect to these amounts, and we cannot assure you how much, if any, of these amounts we will be able to recover.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 24.1% of our total employees as of December 31, 2017), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our business or results of operations.

The operations of our airports may be disrupted due to the actions of third parties beyond our control.

As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines, energy suppliers and suppliers of fuel to aircraft at our airports.

On September 20, 2017, 730 of Colombian flagship airline carrier Avianca’s 1,300 pilots walked off the job, demanding higher wages and benefits.  The strike lasted 51 days and caused Avianca to ground hundreds of flights and contract foreign-based crews to serve its important long-haul routes to the United States and Europe.  As a result, our passenger traffic in our Colombian airports decreased 13.0% in October 2017, 13.7% in November 2017, and 12.3% in December relative to the same monthly periods in 2016.

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

As is the case with many other domestic and international airports around the world, all of our airports (except for our Cancún Airport and Puerto Rico airport) have only one commercial aviation runway. While we seek to keep our runways in good working order and to conduct scheduled maintenance during off-peak hours, we cannot assure you that the operation of our runways will not be disrupted due to required maintenance or repairs.  In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control.  The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.

We are exposed to risks related to construction projects.

The building requirements under our master development programs in Mexico could encounter delays or cause us to exceed our budgeted costs for such projects, which could limit our ability to expand capacity at our Mexican airports, increase our operating or capital expenses and adversely affect our business, results of operations, prospects and financial condition.  Such delays or budgetary overruns also could limit our ability to comply with our Mexican master development programs.  If we do not comply with our Mexican master development programs, we may be subject to fines or the loss of our Mexican concessions.  Our current master development programs in Mexico are in effect until December 31, 2018.  Renegotiation of our Mexican master development programs could lead to uncertainty regarding construction projects at our Mexican airports.

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

In the spring of 2017, we, through our Cancún airport subsidiary, entered into agreements to acquire a controlling interest in Airplan and Aeropuertos de Oriente S.A.S. (“Oriente”).  In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of our stake in Airplan.  Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín and José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal.

Our acquisition of a controlling stake in Oriente is still pending regulatory approval.  Oriente has concessions to operate the following airports in Colombia: the Simón Bolívar International Airport in Santa Marta, the Almirante Padilla Airport in Riohacha, the Alfonso López Pumarejo Airport in Valledupar, the Camilo Daza International Airport in Cúcuta, the Palonegro International Airport in Bucaramanga and the Yariguíes Airport in Barrancabermeja.  We own approximately 92.42% of the capital stock of Airplan.  If the acquisition of Oriente is consummated, we will own approximately 97.26% of the capital stock of Oriente.

We purchased the interest in Airplan for an aggregate price of approximately U.S.$194.5 million (Ps.3,819.9 million at an exchange rate of Ps.19.64 as of December 29, 2017), subject to pricing adjustments and pursuant to a series of agreements with the shareholders of Airplan.  We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan of Ps.4,000.0 million from BBVA Bancomer in April 2017 to pay the balance of the purchase price.  The loan had a term of one year and an interest rate calculated on the basis of the 28-day Tasa de Interés Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 0.60%.  This loan was paid on October 2017, and we, through our Cancún airport subsidiary, concurrently incurred two loans of Ps.2,000.0 million each, one with BBVA Bancomer and the other with Banco Santander.  In light of the pending regulatory approvals of the acquisition of Oriente, we and Oriente have agreed to make commercially reasonable efforts to obtain the pending approvals, and, if successful, to negotiate in good faith an adjustment to the purchase price.

Risks and uncertainties related to our interest in our Colombian airports include the diversion of attention of our senior management from the operation of our daily business, entering a new market in which we have limited experience and the possibility that revenues from the concessions may not offset increases in operating expenses associated with the concessions.  We may also explore other business opportunities from time to time, which may result in risks and uncertainties similar to those described above.  Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our revenues, expenses and net income.

In July 2012, the Puerto Rico Ports Authority granted Aerostar, our Puerto Rican subsidiary, a concession to operate the Luis Muñoz Marín International Airport under the United

States FAA’s Airport Privatization Pilot Program.  On February 27, 2013, the transaction was finalized and Aerostar began operating the LMM Airport.  In relation to Aerostar’s lease of the LMM Airport (the “Lease”), our Cancún airport subsidiary entered into a U.S.$215.0 million credit facility with Bank of America Merrill Lynch and BBVA Bancomer to make capital contributions to Aerostar required by Aerostar’s Operating Agreement.  The credit facility was amended on November 16, 2017 to reduce the unsecured term loan commitments to U.S.$145.0 million (which reduction was made concurrently with a repayment of U.S.$70.0 million of the term loans) and to extend the facility’s final maturity to 2022.  Certain covenants in this credit facility restrict our ability to incur debt in the future, which could in turn limit our ability to pursue other business opportunities.  For a more detailed description of the terms of this credit facility, see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Indebtedness.”  Additionally, our Cancún airport subsidiary pledged its membership interests in, and subordinated loan to, Aerostar, as collateral for debt incurred by Aerostar to fund a portion of the concession fee and contingent liabilities related to the concession.  Our Cancún airport subsidiary’s incurrence of debt and pledge of assets may limit our ability to obtain financing for future acquisitions or transactions.  Other risks and uncertainties relate to our 2017 acquisition of a majority interest in Aerostar.  We may be unable to fully implement our business plans and strategies for the integration of Aerostar’s business into ours.  The business growth opportunities, revenue benefits and other benefits expected to result from this acquisition may be delayed or not achieved as expected.  To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, our results of operations and financial condition may be adversely affected.

We may also explore other business opportunities from time to time, which may result in risks and uncertainties similar to those described above.  Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our revenues, expenses and net income.

Our LMM Airport business is conducted through Aerostar, which has a minority shareholder.

On May 26, 2017 we acquired an additional 10% interest in Aerostar from our former joint venture partner, Oaktree Capital Management, L.P. (“Oaktree Capital”), increasing our total interest to 60.0%.  The minority shareholder in Aerostar is PSP Investments, which acquired a 40.0% ownership interest in Aerostar from Oaktree Capital.  We have received all regulatory approvals for this transaction and, starting June 1, 2017, began to consolidate Aerostar’s results into our financial statements.  All operating and management decisions relating to Aerostar, except for major decisions, require the approval of the majority of the votes of the managers.  However, major decisions, including requiring the members to make additional capital contributions, setting Aerostar’s annual budget and approving distributions to Aerostar’s members, require a supermajority vote of Aerostar’s managers (a supermajority defined as a majority consisting of at least one manager designated by each member).  Due to our 60% interest in Aerostar, we are entitled to designate a majority of members to the board of managers.

Our interest and strategies in Aerostar’s operation of the LMM Airport may differ from those of PSP Investments given that our Cancún airport subsidiary made a subordinated shareholder loan to Aerostar in addition to its equity investment, because of the different nature of our respective businesses and for other reasons.  These diverging interests may impair our ability to reach agreement with PSP Investments on certain major decisions.  In the event that the managers appointed by each of our Cancún airport subsidiary and PSP Investments cannot reach an agreement on certain major decisions and there is a deadlock, any manager may refer the deadlock to the Chief Executive Officers of ASUR or AviAlliance Canada Inc., a wholly-owned subsidiary of PSP Investments (“AviAlliance”).  If the Chief Executive Officers are unable to resolve the deadlock, then the matter will be referred to a non-binding mediation process.  Finally, if the matter is not resolved through mediation, then either member can submit the dispute to final and binding arbitration.  In the event that we do not reach an agreement with PSP Investments on an issue that requires the supermajority approval of the managers, the delay and cost resulting from a deadlock could adversely affect the operations of the LMM Airport and in turn could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market prices of our membership interests in Aerostar.

For a discussion of Aerostar’s operating agreement and how it governs our involvement in Aerostar, see “Item 4. Information on the Company—Business Overview—Aerostar’s Operating Agreement.”

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

Risks Related to the Regulation of Our Business

The price regulatory system applicable to our Mexican airports imposes maximum rates for each airport.

The price regulatory system does not guarantee that our consolidated results of operations, or that the results of operations of any Mexican airport, will be profitable.

The system of price regulation applicable to our Mexican airports establishes an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation.   The maximum rates for our Mexican airports have been determined for each year through December 31, 2018.  For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation” and “Item 4. Information on the Company—Puerto Rican Regulatory Framework—Price Regulation.”  Under the terms of our Mexican concessions, there is no guarantee that the results of operations of any airport will be profitable.

Our Mexican concessions provide that an airport’s maximum rates will be adjusted periodically for inflation.  Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, including the amendment of certain provisions of the Mexican Airport Law, our concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain events specified in our Mexican concessions have occurred.  The circumstances under which we are entitled to an adjustment are described under “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Special Adjustments to Maximum Rates.”  There can be no assurance that any such request would be made or granted.  If our request is not submitted in a timely manner, or if the adjustment is not approved by the Ministry of Communications and Transportation, our business, financial condition and results of operations may be adversely affected.

Our results of operations may be adversely affected by required efficiency adjustments to our Mexican maximum rates.

In addition, our Mexican maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements.  For the five-year term ending December 31, 2018, an annual efficiency adjustment factor of 0.70% was established by the Ministry of Communications and Transportation.  Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport’s maximum rates every five years.  For a description of these efficiency adjustments, see “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Methodology for Determining Future Maximum Rates.”  We cannot assure you that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate.

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

If the COFECE determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the specific service or product. Some of the services we render are public services that are regulated by the Mexican government and we are unsure if the COFECE will apply the new competition law in the same manner and under the same considerations as it would apply to non-regulated service providers.  The COFECE has previously determined that certain elements of the infrastructure at Mexico City International Airport may be considered essential facilities.  Should the COFECE determine that all or part of the services we render in our Mexican airports are considered an essential facility, we may be required to implement significant changes to the way we currently do our business, which could have a material adverse impact on our results of operations.

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

We operate each of our Mexican airports under 50-year concessions granted as of 1998 by the Mexican government.  Any of the Mexican concessions may be terminated for a variety of reasons.  For example, a concession may be terminated if we fail to make the committed investments required by the terms of that concession.  In addition, in the event that we exceed the applicable maximum rate at an airport in any year, the Ministry of Communications and Transportation is entitled to reduce the applicable maximum rate at that airport for the subsequent year and assess a penalty.  Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in termination only if sanctions have been imposed for violation of the relevant term at least three times. Violations of other terms of a concession can result in the immediate termination of the concession.  We would face similar sanctions for violations of the Mexican Airport Law or its regulations.  Although we believe we are currently complying with the principal requirements of the Mexican Airport Law and its regulations, we may not be in compliance with certain requirements under the regulations.  These violations could result in fines or other sanctions being assessed by the Ministry of Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times.  For a description of the consequences that may result from the violation of various terms of our Mexican concessions, the Mexican Airport Law or its regulations, see “Item 4. Information on the Company—Mexican Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”  Under applicable Mexican law and the terms of our concessions, our concessions may also be subject to additional conditions, which we may be unable to meet.  Failure to meet these conditions may also result in fines, other sanctions and the termination of the Mexican concessions.

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

In the event that any one of our Mexican concessions is terminated, whether through reversion (rescate), requisition (requisa) or otherwise, our other Mexican concessions may also be terminated.  Thus, the loss of any of our concessions would have a material adverse effect on our business and results of operations.  For a discussion of events which may lead to a termination of a Mexican concession, see “Item 4. Information on the Company—Mexican Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.”  Moreover, we are required to continue operating each of our nine Mexican airports for the duration of our concessions, even if one or more of them are unprofitable.

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

Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated.  In 2015, 2016 and 2017, 43.6%,  46.5% and 50.1%, respectively, of our total revenues were earned from aeronautical services at our Mexican airports, which were subject to price regulation under our maximum rates in Mexico.  In 2017, 51.8% of our total revenues were earned from aeronautical services, which were subject to regulation under our maximum rates in Mexico.  These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs in Mexico) or established (as in the case of our maximum rates in Mexico) by the Ministry of Communications and Transportation for five-year terms.  Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our Mexican master development programs or the obligation under Mexican concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

We cannot predict how the Mexican regulations governing our business will be applied.

Although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our Mexican concessions, the Mexican Airport Law and its regulations or other applicable law, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges.  We cannot assure you that we will not encounter difficulties in complying with these laws, regulations and instruments.  Moreover, there can be no assurance that the laws and regulations governing our business will not change.

If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for regulated services at each Mexican airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport.  We expect to continue to pursue this pricing strategy in the future.  For example, in 2017, our revenues subject to maximum rate regulation represented 99.9% of the amount we were entitled to earn under the maximum rates for all of our Mexican airports.  There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

The specific prices we charge for regulated services are determined based on various factors, including projections of passenger traffic volumes, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar.  These variables are outside of our control.  Our projections could differ from the applicable actual data, and, if these differences occur at the end of any year, they could cause us to exceed the maximum rate at any one or more of our Mexican airports during that year.

If we exceed the maximum rate at any airport at the end of any year, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year.  The imposition of sanctions for violations of certain terms of a concession, including for exceeding the airport’s maximum rates, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times.  In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

Depreciation of the Mexican peso may cause us to exceed our maximum rates.

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index (excluding petroleum)).  However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight.  Such tariffs for the services that we provide to international flights or international passengers in our Mexican airports are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions.  From December 31, 2016 to December 31, 2017, the peso appreciated by 4.8%, from Ps.20.62 per U.S.$1.00 on December 31, 2016 to Ps.19.64 per U.S.$1.00 on December 29, 2017.  For a detailed description of historical exchange rates, see “Item 3. Key Information—Exchange Rates.”  In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

The price regulatory system applicable to our Colombian airports does not guarantee that our consolidated results of operations, or that the results of operations of any Colombian airport, will be profitable.

Our Colombian airports receive two kinds of remuneration for their operations, depending on the types of activities carried out in each airport.  First, as a result of aeronautical operations at each airport (excluding fuel supply), Airplan charges airlines regulated tariffs for activities such as aircraft parking rights, subject to annual caps set by Aerocivil.  These regulated tariffs are adjusted on an annual basis based on the Colombian consumer price index (Índice de Precios al Consumidor), or the IPC.  Airplan also charges non-regulated tariffs for commercial activities, including leases and vehicle parking services, that may be set by the concession holder based upon supply and demand.

Although we are entitled to request additional adjustments to the regulated tariffs, any modification or amendment is subject to the approval of Aerocivil.  If our request is not submitted in a timely manner, or if the adjustment is not approved by Aerocivil, our business, financial condition and results of operation may be adversely affected.  For additional information, see “Item 4—Business Overview—Our Colombian Airports—Aeronautical Revenues.”

Our Colombian concessions may be terminated under various circumstances, some of which are beyond our control, and such termination could have a material adverse effect on our business and results of operations.

In the event of noncompliance with the terms of the Colombian concession agreement, the National Infrastructure Agency (Agencia Nacional de Infraestructura), or ANI may rescind the agreement and assess a penalty, the amount of which varies depending on the stage of the concession.  Airplan is subject to a maximum penalty of U.S.$20 million during the adaptation and modernization stage of the Colombian concession.  During the maintenance stage of the concession, this maximum penalty may be reduced by 30.0%, 50.0% or 70.0%, depending on when the breach occurs.

Under applicable Colombian laws and the terms of the concession, a concession may be terminated upon certain events, including but not limited to: reaching the expected revenues set forth in the concession agreement; dissolution or bankruptcy of our subsidiary Airplan; and a failure to pay fines imposed due to noncompliance with the concession agreement.  In addition, the Colombian government may terminate one or more of our concessions if it determines that it is required by national security or in the public interest to do so.  The loss of our Colombian concessions could have a material adverse effect on our business and results of operations.  For additional information, see “Item 4—Colombian Regulatory Framework—Penalties and Termination of Colombian Concession.”

Changes in existing or new laws and regulations in Mexico, Colombia, the United States and Puerto Rico, including tax laws, or regulatory enforcement priorities could adversely affect our businesses or investments.

Laws and regulations at the local, regional and national levels, in Mexico, Colombia, the United States and Puerto Rico, change frequently, and the changes can impose significant costs and other burdens of compliance on our businesses or investments.  Any changes in regulations, the interpretation of existing regulations, the imposition of additional regulations or the enactment of any new legislations that affect the airport sector, employment/labor, transportation/logistics, energy costs, tax or environmental issues, could have an adverse impact, directly or indirectly, on our financial condition and results of operations.

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

In addition, our subsidiary Aerostar, as operator of the LMM Airport, is subject to United States federal aviation laws and regulations issued by the FAA and the Transportation Security Administration, or “TSA.”  However, because the LMM Airport is the first airport to be privatized under the Airport Privatization Pilot Program, it is unclear how the FAA will apply to Aerostar and the LMM Airport existing and future laws and regulations applicable to airport operators in the United States.  If Aerostar fails to comply with existing or future laws and regulations, it could be subject to fines or be required to incur expenses in order to bring the LMM Airport into compliance.  This and any other future changes in existing laws and changes in enforcement priorities by the governmental agencies charged with enforcing existing laws and regulations, as well as changes in the interpretation of these laws and regulations, can increase our businesses and investments’ compliance costs.

Risks Related to Mexico

Appreciation, depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

In 2017, the peso appreciated 4.8% against the U.S. dollar.  From 2013 to 2016, the peso decreased substantially in value against the U.S. dollar, and if this depreciation were to resume, it could (notwithstanding other factors) lead to a decrease in Mexican domestic passenger traffic that may not be offset by any increase in international passenger traffic.  Any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers.  Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for Mexican domestic passengers, which may adversely affect our results of operations.  In addition, there can be no assurance that any depreciation of the peso in the future will result in an increase to international passenger traffic.

In addition, depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the Series B shares, as well as the dollar value of any dividend or other distributions that we may make.

As of December 31, 2017, 45.2% of our liabilities (approximately U.S.$148.4 million) were dollar-denominated.  These liabilities consist of U.S.$145.0 million outstanding under a U.S.$145.0 million credit facility with BBVA Bancomer and Merrill Lynch, which is denominated in U.S. dollars and which matures in 2022, and U.S.$3.4 million in trade and other payables.  Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings, we may incur dollar-denominated debt to finance all or a portion of these investments.  A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

Severe devaluation or depreciation of the peso, or government imposition of exchange controls, may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies.

Economic developments in Mexico may adversely affect our business and results of operations.

Although a substantial portion of our revenues is derived from foreign tourism, Mexican domestic passengers in recent years have represented approximately half of the passenger traffic volume in our Mexican airports.  In addition, a significant amount of our assets are located, and a significant segment of our operations are conducted, in Mexico.  As a result, our business, financial condition and results of operation could be adversely affected by the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico, or by political developments in Mexico.

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

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by 1.6% and inflation increased by 2.5%. GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009.  In 2010, the Mexican economy began to recover, with GDP increasing by 5.5% and inflation at 4.4%.  In 2011, Mexican GDP increased 3.7% with inflation decreasing to 3.8%.  In 2012, GDP increased 3.9% with inflation decreasing to 3.6%.  In 2013, Mexican GDP increased 1.1% and inflation increased to 3.9%. In 2014, Mexican GDP increased 2.6% and inflation increased to 4.1%.  In 2015, Mexican GDP increased 2.5% and inflation decreased to 2.1%. In 2017, Mexican GDP increased 2.3% and inflation increased to 6.7%, its highest level in 16 years.

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

Mexico will hold presidential and congressional elections on July 1, 2018.  The present frontrunner, Andrés Manuel López Obrador, has campaigned as a left-wing populist, promising to take a harder line with the United States and the Trump Administration.  If Mr. López Obrador is elected, relations between the United States and Mexico could deteriorate, leading to reduced cooperation on border security, trade and immigration.  Such restrictions could have a material adverse effect on our results of operations.

López Obrador has also promised to eliminate the new, larger Mexico City airport, construction on which began in 2015, that is expected to be completed in 2020 to replace Mexico City International Airport.  Our Mexican domestic passenger traffic is highly dependent upon the operations of the Mexico City International Airport.  We cannot assure you that any uncertainty surrounding construction of the new Mexico City airport will not adversely affect the operations of the Mexico City International Airport.

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

The election of Mr. Donald J. Trump as President of the United States may create uncertainty for relations between Mexico and the United States, and could have a material adverse effect on our business, financial condition and results of operations.

On January 20, 2017, Donald J. Trump was sworn into office as the President of the United States.  As a presidential candidate, Mr. Trump expressed his intention to make changes related to immigration and trade, including the renegotiation of the North American Free Trade Agreement, or NAFTA, and raised the possibility of imposing increases on tariffs on goods imported into the United States, particularly from Mexico.  The United States is Mexico’s primary trading partner, and receives over 80 percent of Mexico’s total exports.  Weakened trading ties between Mexico and the U.S. could hurt industrial growth in the Mexican economy.  Further, President Trump has expressed intentions to increase enforcement efforts in connection with immigration policy.  If new federal immigration legislation is enacted, such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States.  In addition, new immigration legislation could lead to uncertain economic conditions in Mexico that may affect leisure travel, including travel to and from Mexico.  Such restrictions could have a material adverse effect on passenger traffic results at our Mexican airports.  Following the election of President Trump, the Mexican peso experienced volatility in its depreciation against the U.S. dollar, though the peso appreciated against the U.S. dollar in 2017.  If the peso were to experience depreciation volatility again, it could lead to a decrease in Mexican domestic passenger traffic that may not be offset by any increase in international passenger traffic.  Any attempt by President Trump to implement changes to United States-Mexico policy, including actions to withdraw from or materially modify NAFTA and to implement immigration reform, could have a material adverse effect on our business, financial condition or results of operations.

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

Risks Related to Colombia

Colombian government policies may significantly affect the economy, and, as a result, our business and operations in Colombia.

Our business and results of operations at our Colombian airports are dependent on the economic conditions prevailing in Colombia.  The Colombian government has historically exercised substantial influence on its economy, and is likely to continue to implement policies that will have an impact on the business and results of operations of entities in the country.  Potential changes in laws, public policies and regulations may cause instability and volatility in Colombia, which could have a material adverse impact on our business and results of operations.

Although Colombia has maintained stable economic growth since 2003 and an inflation rate below 8.0% during the decade, in the past, economic growth has been negatively affected by lower foreign direct investment and high inflation rates and the perception of political instability. We cannot assure you that growth achieved in recent years by the Colombian economy will continue in future periods. If the perception of improved overall stability in Colombia deteriorates or if foreign direct investment declines, the Colombian economy may face a downturn, which could impact international and domestic traffic at our Colombian airports, and negatively affect our results of operations.

Colombia has experienced several periods of violence and political instability, which could affect the economy and our operations.

Colombia has experienced several periods of criminal violence over the past four decades, primarily due to the activities of guerilla, paramilitary groups and drug cartels.  In remote regions of the country, where governmental presence is minimal, these groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers.  In response, the Colombian government has implemented security measures and has strengthened its military and police forces, including the creation of specialized units. Despite these efforts, drug-related crime and guerrilla and paramilitary activity continue to exist in Colombia.  Any possible escalation in the violence associated with these activities may have a negative impact on the Colombian economy in the future.

In the context of any political instability, allegations have been made against members of the Colombian government concerning possible ties with paramilitary groups.  These allegations may have a negative impact on the Colombian government’s credibility, which could in turn have a negative impact on the Colombian economy and tourism, and our operations there in the future.  In October 2016, the Colombian Government signed a peace agreement with the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or “FARC”) guerilla to seek their demobilization and end of the armed conflict.  In November 2016, the Colombian government entered into a peace agreement with FARC without submitting the agreement to voter approval. The Colombian government is currently in negotiations for a peace agreement with the National Liberation Army, the second-largest guerilla group in the country, though negotiations with the group have been suspended at least two times by the government as a result of criminal activities perpetrated against the civilian population.  In addition, some ex-guerrilla members continue to carry out illegal activities, including micro-drug trafficking and robbery, leading to the establishment of criminal bands in the Antioquia, Cauca and Valle del Cauca regions. As a result, local and national authorities have increased the presence of military and police forces, particularly in border zones and major cities such as Medellín.

In addition, Colombia has recently experienced substantial migration from Venezuela, leading to strained relations between the nations, including with respect to commercial relations.  Air transport between Colombia and Venezuela has slowed in part due to political and economic instability in Venezuela.

Finally, Colombian presidential elections are expected to take place in May 2018, and could lead to uncertainty surrounding certain policies, particularly with respect to guerrilla and paramilitary groups.  As such, our Colombian operations could be adversely impacted by rapidly changing economic, political and social conditions in Colombia and by the Colombian government’s response to such conditions.

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

Under Mexican law, a shareholder is required to deposit its shares with the Secretary of the Company, the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., a Mexican or foreign credit institution or a brokerage house in order to attend a shareholders’ meeting.  A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings.  A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with the procedures provided for in the deposit agreement and in accordance with Mexican law, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

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

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in shares of our common stock or ADSs to adverse tax consequences, which may be significant.

We will be classified as a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income for the taxable year consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income).  We believe that we were not a PFIC for U.S. federal income tax purposes in 2017 and do not expect to be a PFIC in subsequent taxable years.  PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets.  Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC.

If we were to be or become classified as a PFIC, a U.S. Holder, as defined in “Item 10.E. Taxation — United States Federal Income Tax Considerations,” that does not make a “mark-to-market” election may incur significantly increased U.S. income tax on gain at ordinary income tax rates recognized on the sale or other disposition of shares of our common stock or ADSs and on the receipt of distributions on the shares of our common stock or ADSs to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules.  We do not intend to provide holders with the information necessary to make a “QEF election” (as described in “Item 10.E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company”).  Thus, a U.S. Holder seeking to mitigate the potential adverse effects of the PFIC rules should consider making a mark-to-market election.  Additionally, if we were to be or become classified as a PFIC, a U.S. Holder of shares of our common stock or ADSs will be subject to additional U.S. tax form filing requirements, and the statute of limitations for collections may be suspended if the U.S. Holder does not file the appropriate form. See “Item 10.E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors, some of which are discussed above under “Risk Factors,” include material changes in the performance or terms of our Mexican, Colombian and Puerto Rican concessions, developments in legal proceedings, economic and political conditions and government policies in Mexico, Colombia, Puerto Rico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition.  We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4.                   Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Grupo Aeroportuario del Sureste, S.A.B. de C.V., or ASUR, is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico.  We were incorporated in 1998 as part of the Mexican government’s program for the opening of Mexico’s airports to private-sector investment.  The duration of our corporate existence is indefinite.  We are a holding company and conduct all of our operations through our subsidiaries.  The terms “ASUR,” “we” and “our” in this annual report refer both to Grupo Aeroportuario del Sureste, S.A.B. de C.V. as well as Grupo Aeroportuario del Sureste, S.A.B. de C.V. together with its subsidiaries.  Our registered office is located at Bosque de Alisos No. 47ª-4th Floor, Bosques de las Lomas, 05120 México, D.F., México, telephone (5255) 5284 0408.

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

The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for United States inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement).  The agreement was amended in 2012 to provide for quarterly payments of the fee.  The fixed dollar amount decreased during the agreement’s initial five years.  The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002.  Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the United States consumer price index) as from the first anniversary of the technical assistance agreement.  In 2017, the fixed amount was U.S.$3.0 million.  We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  In 2015, 2016 and 2017, the technical assistance costs were Ps.239.2 million, Ps.288.1 million and Ps.346.5 million, respectively, greater than the fixed cost of Ps.48.6 million, Ps.60.0 million and Ps.58.3 million, respectively, for the same periods.

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

Pursuant to the terms of the trust, ITA may direct the trustee to vote the Series BB shares, currently representing 7.65% of our capital stock, regarding all matters other than capital reductions, payment of dividends, amortization of shares and similar distributions to our shareholders, which are voted by the trustee in accordance with the vote of the majority of Series B shares.  The trust does not affect the veto and other special rights granted to the holders of Series BB shares described in “Item 10. Additional Information.”

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

Investment in Luis Muñoz Marín  International Airport (“LMM Airport”)

On July 11, 2012, Aerostar, a joint venture between our Cancún airport subsidiary and Oaktree Capital, submitted a successful bid for a concession to operate the LMM Airport.  On February 27, 2013, the transaction was completed and Aerostar began operating the LMM Airport.  On May 26, 2017, we acquired an additional 10% membership interest in Aerostar, pursuant to a Membership Interest Purchase Agreement, giving us a majority stake in the joint venture.  In addition, Oaktree Capital sold its remaining 40.0% interest in Aerostar to PSP Investments, through its wholly-owned subsidiary AviAlliance, pursuant to a separate Membership Interest Purchase Agreement.  Our Cancún airport subsidiary owns 60.0% of Aerostar’s outstanding membership interests, which it has pledged on a non-recourse basis to secure up to U.S.$410.0 million of indebtedness incurred by Aerostar to pay the upfront leasehold fee, fund capital expenditures and for working capital purposes.  As member of Aerostar, our Cancún airport subsidiary is entitled to distributions.  However, pursuant to the terms of Aerostar’s debt, distributions are permitted only when Aerostar is in compliance with certain conditions.  Additionally, our Cancún airport subsidiary made a U.S.$100.0 million subordinated shareholder loan to Aerostar on February 22, 2013 to partially fund the cost of acquiring the concession to operate the LMM Airport and it is entitled to cash interest payments on this loan whenever certain conditions are met, including that dividends are permitted to be paid.  Cash interest on the shareholder loan is paid in preference to any dividends that may be payable.  When cash interest payments are not permitted, interest on this loan is capitalized.

Acquisition of Colombian Airports

In the spring of 2017, we, through our Cancún Airport subsidiary, entered into agreements to acquire a controlling interest in Airplan and Aeropuertos de Oriente S.A.S. (“Oriente”).  In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of the stake in Airplan.  Our acquisition of a controlling stake in Oriente is still pending regulatory approval.  Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín and José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería,  the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal.

Oriente has concessions to operate the following airports in Colombia: the Simón Bolívar International Airport in Santa Marta, the Almirante Padilla Airport in Riohacha, the Alfonso López Pumarejo Airport in Valledupar, the Camilo Daza International Airport in Cúcuta, the Palonegro International Airport in Bucaramanga and the Yariguíes Airport in Barrancabermeja.  We own approximately 92.42% of the capital stock of Airplan.  If the acquisition of Oriente is consummated, we will own approximately 97.26% of the capital stock of Oriente.

We purchased the interest in Airplan for an aggregate price of approximately U.S.$194.5 million (Ps.3,819.9 million at an exchange rate of Ps.19.64 as of December 29, 2017), subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan.  We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan from BBVA Bancomer in April 2017 to pay the balance of the purchase price.  The loan had a term of one year and an interest rate calculated on the basis of the 28-day TIIE plus 0.60%.  This loan was paid on October 2017, and we, through our Cancún airport subsidiary, concurrently incurred two loans of Ps.2,000.0 million each, one with BBVA Bancomer and the other with Banco Santander.

The agreements to purchase the interest in Oriente remain subject to regulatory approval by Colombian aviation authorities, including the National Infrastructure Agency (Agencia Nacional de Infraestructura), which grants airport concessions, and the Public Establishment of Olaya Herrera Airport (Establecimiento Público de Aeropuerto Olaya Herrera).  In light of the pending regulatory approvals of the acquisition of Oriente, we and Oriente have agreed to make commercially reasonable efforts to obtain the pending approvals, and, if successful, to negotiate in good faith an adjustment to the purchase price.

Master Development Programs in Mexico

Under the terms of our Mexican concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Communications and Transportation every five years.  Each master development plan covers a 15-year period and includes investment commitments for the regulated part of our business (including certain capital expenditures and improvements) for the succeeding five-year period and investment projections for the regulated part of our business (including certain capital expenditures and improvements) for the remaining 10 years (indicative investments).  Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our Mexican concessions.  Committed investments are minimum requirements, and our capital expenditures may exceed our investment commitments in any period.  In December 2013, the Ministry of Communications and Transportation approved each of our current updated master development plans.  These plans are in effect from January 1, 2014 to December 31, 2018.

The following table sets forth our committed investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.  Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2014		2015		2016		2017		2018		Totals
	(millions of constant Mexican pesos as of December 31, 2017)(1)
Cancún	1,017.2	(2)	2,870.1	(2)	1,805.7	(2)	1,099.5	(2)	275.8	(2)	7,068.3	(2)
Cozumel	31.4		77.2		27.9		77.9		7.5		221.9
Huatulco	68.8		69.5		7.5		9.6		8.2		163.6
Mérida	83.3		230.7		113.6		49.2		5.0		481.8
Minatitlán	52.4		31.0		13.0		2.4		5.2		104.0
Oaxaca	11.5		36.5		46.9		16.8		7.4		119.1
Tapachula	18.2		32.2		3.0		5.4		9.9		68.7
Veracruz	251.0		225.3		9.8		7.8		6.8		500.7
Villahermosa	45.0		62.3		65.4		7.1		14.8		194.6
Total	1,578.8		3,634.8		2,092.8		1,275.7		340.6		8,922.7

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2017, we have invested Ps.1,288.1 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
Airport	January 1, 2014 – December 31, 2018		January 1, 2019 – December 31, 2023	January 1, 2024 – December 31, 2028
	(millions of constant Mexican pesos as of December 31, 2017)(1)
Cancún	7,068.3	(2)	1,845.1	1,708.7
Cozumel	221.9		78.0	163.8
Huatulco	163.6		184.9	119.7
Mérida	481.8		201.6	132.6
Minatitlán	104.0		38.4	82.1
Oaxaca	119.1		133.7	107.6
Tapachula	68.7		46.4	77.8
Veracruz	500.7		140.8	163.4
Villahermosa	194.6		130.9	168.9
Total	8,922.7		2,799.8	2,724.6

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2017, we have invested Ps.1,288.1 million (which is included in the investment commitments for this period shown above).

BUSINESS OVERVIEW

We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998.  As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities.  We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers.  Our Mexican concessions include the concession for Cancún International Airport, which was the second busiest airport in Mexico in 2017 in terms of passenger traffic, and the first busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation.  We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

We own a controlling interest in Sociedad Operadora de Aeropuertos Centro Norte, S.A. (“Airplan”).  Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín and José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería,  the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal.

In addition, our subsidiary Aerostar holds a lease to operate, maintain and develop the LMM Airport, in San Juan, Puerto Rico, for forty years from February 27, 2013.

Mexico

Mexico is one of the main tourist destinations in the world.  Mexico has historically ranked in the top 10 countries worldwide in terms of foreign visitors, with approximately 39 million visitors in 2017, according to the Mexican Ministry of Tourism.  Within Latin America and the Caribbean, Mexico ranked first in 2017 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization.  The tourism industry is one of the largest generators of foreign exchange in the Mexican economy.  Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2017, according to the Mexican Ministry of Tourism.  Cancún International Airport represented 75.0%, 75.4% and 76.0% of our Mexican passenger traffic volume and 77.5%, 82.7% and 82.8% of our Mexican revenues in 2015, 2016 and 2017, respectively. As of December 31, 2017, Cancún had 33,543 hotel rooms, according to the Mexican Ministry of Tourism.  We believe that Cancún International Airport benefits from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas.  According to the Mexican National Trust for Tourism Development, the Mayan Riviera had 37,714 hotel rooms as of December 31, 2017.

Our Mexican airports served approximately 26.1 million passengers in 2015, approximately 28.4 million passengers in 2016 and approximately 31.1 million passengers in

2017.  For year-by-year passenger figures, see “Item 4. Information on the Company—Business Overview—Our Mexican Airports.”

The United States currently is a significant source of passenger traffic volume in our Mexican airports.  In  2015, 2016 and 2017, international passengers represented  55.3%, 54.4% and  53.9%, respectively, of the total passenger traffic volume in our Mexican airports. In  2015, 2016 and 2017, 61.1%, 61.1% and 60.2%, respectively, of the international passengers in our Mexican airports traveled on flights originating in or departing to the United States. As of December 31, 2017, nine Mexican and 66 international airlines, including United States-based airlines such as American Airlines (previously American Airlines and U.S. Airways) and United Airlines (previously United Airlines and Continental Airlines), were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our Mexican airports.

The following table sets forth our revenues from our Mexican airports for the period presented.

	Year Ended December 31,
	2015		2016		2017
	(thousands of Mexican pesos)
Revenues:
Aeronautical Services	Ps.	3,921,949	Ps.	4,532,194	5,319,484
Non-Aeronautical Services	2,491,941		3,104,343		3,709,722
Construction Services	2,580,707		2,116,954		1,580,997
Total	Ps.	8,994,597	9,753,491		10,610,203

Aeronautical Services

General

Aeronautical services represent the most significant source of our revenues at our Mexican airports.  All of our revenues from aeronautical services are regulated under the “dual-till” price regulation system applicable to our Mexican airports.  For more information on the “dual-till” price regulation system, see “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Regulated Revenues.”

Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services.  Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense.  Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft.  In 2015, 2016 and 2017, 43.6%, 46.5% and 51.8% of our consolidated revenues, respectively, were derived from aeronautical services.

Passenger Charges

At our Mexican airports, we collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers).  We do not collect passenger charges from arriving passengers.  Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline.  As of March 2018, the charge for international passengers was U.S.$22.52, U.S.$25.56, U.S.$25.86, U.S.$25.86, U.S.$23.28, U.S.$23.28, U.S.$23.28, U.S.$24.14 and U.S.$24.14 for the Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa Airports, respectively.   As of March 2018, the charge for Mexican domestic passengers was Ps.139.65, Ps.150.00, Ps.336.21, Ps.323.28, Ps.387.93, Ps.405.17, Ps.366.38, Ps.297.41 and Ps.275.86 for the Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa Airports, respectively.   International passenger charges are currently dollar denominated, but generally collected in Mexican pesos based on the average exchange rate during the month prior to the flight.  Mexican domestic passenger charges are peso-denominated.  In each of  2015, 2016 and 2017, passenger charges at our Mexican airports represented  80.2%, 79.2% and 68.1%, respectively, of our aeronautical revenues and 35.0%, 36.8% and 35.3%, respectively, of our total consolidated revenues. From time to time, including in 2017, we have offered discounts on passenger charges at certain of our airports.

Aircraft Landing and Parking Charges, Passenger Walkway Charges and Airport Security Charges

At our Mexican airports, we collect various charges from carriers for the use of our facilities by their aircraft and passengers.  For each aircraft’s arrival, we collect a landing charge that is based on the average of the aircraft’s maximum takeoff weight and the aircraft’s weight without fuel.  We also collect aircraft parking charges based on the time an aircraft is at an airport’s gate or parking position.  Parking charges at several of our Mexican airports vary based on the time of day that the relevant service is provided (with higher fees generally charged during peak usage periods at certain of our airports).  We collect aircraft parking charges the entire time an aircraft is on our aprons.  Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway.  We also assess an airport security charge, which is collected from each airline based on the number of its departing passengers.  We provide airport security services at our airports through third-party contractors.  We also provide firefighting and rescue services at our airports.

Non-aeronautical Services

General

At our Mexican airports, non-aeronautical services have historically generated a proportionately smaller portion of our revenues, but have become an increased source of revenues in recent years.  Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport).  In 2015, 2016 and 2017, 24.6%, 28.4% and 31.0% of our consolidated revenues, respectively, were derived from commercial revenues from our Mexican airports as defined under the Mexican Airport Law.

Currently, the leasing of space in our Mexican airports to airlines and other commercial tenants represents the most significant source of our revenues from non-aeronautical services.

Although certain of our revenues from non-aeronautical services are regulated under our “dual-till” price regulation system, our revenues from commercial activities (other than the lease of space to airlines and other airport service providers that is considered essential to an airport) are not regulated.

Commercial Activities

Leading international airports generally generate an important portion of their revenues from commercial activities.  An airport’s revenues from commercial activities are largely dependent on passenger traffic, its passengers’ level of spending, terminal design, the mix of commercial tenants and the basis of fees charged to businesses operating in the airport.  Revenues from commercial activities also depend substantially on the percentage of traffic represented by international passengers due to the revenues generated from duty-free shopping.  We believe that revenues from commercial activities account for 25.0% or more of the consolidated revenues of many leading international airports.  Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in Mexican our airports.

In 2013, we opened 27 commercial spaces, including 21 in Cancún, two in Villahermosa, one in Veracruz, one in Cozumel and two in Oaxaca.  In 2014, we opened 52 commercial spaces, including 32 in Cancún, four in Mérida, three in Villahermosa, two in Veracruz, five in Cozumel, three in Oaxaca, two in Huatulco and one in Minatitlán.  In 2015, we opened 19 commercial spaces, including 14 in Cancún, one in Mérida, one in Veracruz, one in Oaxaca, one in Huatulco and one in Minatitlán. In 2016, we opened 21 commercial spaces, including 10 in Cancún, two in Mérida, one in Villahermosa, six in Veracruz and two in Huatulco. In 2017, we opened 67 commercial spaces, including 64 in Cancún, one in Oaxaca and two in Huatulco.  Within our nine Mexican airports, we leased 735 commercial premises through 342 contracts with tenants as of December 31, 2017, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies.  Our most important tenants in terms of occupied space and revenue in 2017 were Aldeasa and Controladora Mera and its affiliates.

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

Consorcio Aeroméxico, the parent company of Aeroméxico, owns Administradora Especializada en Negocios, S.A. de C.V., or Administradora Especializada, the successor company to Servicios de Apoyo en Tierra, or SEAT, a company that provides certain complementary services, such as baggage handling, to various carriers at airports throughout Mexico.  SEAT operated at our Mexican airports prior to our commencement of operations under our Mexican concessions and continues to do so through its successor company.

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

We collect revenues from various commercial vehicle operators, including taxi, bus and other ground transport operators.  Our revenues from permanent providers of ground transport services, such as access fees charged to taxis, are regulated activities, while our revenues from non-permanent providers of ground transport services, such as access fees charged to charter buses, are not regulated revenues.  The concession agreements in Cancún will expire in May 2020. The concession agreements at the other airports will expire between 2018 and 2019.

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

In response to the September 11, 2001 terrorist attacks in the United States, we have taken additional steps to increase security at our Mexican airports.  At the request of the Transportation Security Administration of the United States, the General Office of Civil Aviation issued directives in October 2001 establishing new rules and procedures to be adopted at our airports.  Under these directives, these rules and procedures were to be implemented immediately and for an indefinite period of time.

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

Fuel

All airport property and installations related to the supply of aircraft fuel were retained by the Mexican Airport and Auxiliary Services Agency in connection with the opening of Mexico’s airports to private investment.  Pursuant to our Mexican concessions, the Mexican Airport and Auxiliary Services Agency has entered into agreements obligating it to pay each of our subsidiary concession holders a fee for access to our facilities equivalent to 1.0% of the service charge for fuel supply.  As of January 1, 2015, and as a result of certain structural reforms in Mexico’s constitutional and regulatory framework in connection with, among other things, the energy sector, private parties are now eligible to commercialize and sell fuel in airports to air carriers and third-party service providers of non-aeronautical services.  In order to commercialize and sell fuel in airports, the eligible private parties would require a permit from the Energy Regulatory Commission.  In addition, the sale of fuel to third-party service providers of non-aeronautical services would require that such service providers obtain the favorable opinion from the Ministry of Energy, the Ministry of Communications and Transportation and the office of Mexico’s attorney general.  As of April 25, 2018, no third-party service providers are currently selling fuel at any of our Mexican airports.

Our Mexican Airports

In 2017, our Mexican airports served a total of 31.1 million passengers, 53.9% of which were international passengers.  In 2017, Cancún International Airport accounted for 76.0% of our Mexican passenger traffic volume and 82.8% of our consolidated Mexican revenues.

All of our Mexican airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our Mexican airports based on flight origination or destination.

Passengers by Flight Origin or Destination(1)
(in thousands)

Year Ended December 31,
Region	2013	2014	2015	2016	2017	Percentage of Total 2017
Mexico(2)	9,718	10,664	12,061	13,330	14,755	47.5%
United States	6,801	7,646	8,836	9,441	10,087	32.5%
Canada	1,685	1,883	1,995	2,071	2,244	7.2%
Europe	1,790	1,704	1,690	1,764	1,912	6.2%
Latin America	1,085	1,260	1,559	1,801	2,055	6.6%
Asia and others	1	0	0	0	0	0%
Total	21,080	23,157	26,141	28,407	31,053	100%

(1)   Figures exclude passengers in transit and private aviation passengers.

(2)        Figures include domestic flights taken by international passengers; in 2017, such flights accounted for 2.7% of all flights traveling within Mexico to our airports.

In 2015, 2016 and 2017, 67.4%, 65.0% and 62.4%, respectively, of our Mexican domestic passengers traveled to or from Mexico City.

The following table sets forth the total traffic volume and air traffic movements in our nine Mexican airports for the periods presented:

Airport Traffic
(in thousands)

	Year ended December 31,
	2013	2014	2015	2016	2017
Passengers:
Total	21,079.6	23,157.6	26,141.0	28,407.0	31,052.6
Air traffic movements:
Total	267.2	290.3	302.9	316.2	328.8

The following table sets forth the passenger traffic volume for each of our Mexican airports during the periods indicated:

Passenger Traffic
(in thousands)

	Year ended December 31,
	2013	2014	2015	2016	2017

Cancún	15,962.2	17,455.4	19,596.5	21,415.8	23,601.5
Mérida	1,316.2	1,437.0	1,663.6	1,944.8	2,148.5
Villahermosa	1,014.4	1,121.4	1,273.1	1,240.8	1,260.3
Veracruz	1,010.8	1,157.5	1,249.9	1,315.9	1,368.0
Oaxaca	510.3	542.3	663.2	746.9	862.3
Huatulco	484.6	519.6	618.8	662.8	776.6
Cozumel	449.9	514.5	553.8	538.1	541.6
Minatitlán	174.9	234.7	256.4	233.2	201.2
Tapachula	156.3	175.2	265.7	308.8	292.6
Total	21,079.6	23,157.6	26,141.0	28,407.1	31,052.6

The following table sets forth the air traffic movements in each of our Mexican airports  during the periods indicated:

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2013	2014	2015	2016	2017

Cancún	135,800	146,238	161,381	171,979	181,105
Veracruz	32,435	33,233	30,172	27,528	24,659
Mérida	27,842	31,731	33,340	37,050	43,362
Villahermosa	22,017	25,096	22,564	21,615	21,372
Oaxaca	14,529	15,267	15,249	17,312	19,276
Cozumel	13,865	14,866	16,321	15,858	15,092
Tapachula	7,728	8,657	8,989	9,373	9,749
Huatulco	6,846	7,774	8,268	8,892	9,486
Minatitlán	6,100	7,418	6,615	6,631	4,747
Total	267,162	290,280	302,899	316,238	328,848

(1)   Includes departures and landings.

The following table sets forth the air traffic movements in our Mexican airports for the periods indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category

	Year ended December 31,
	2013	2014	2015	2016	2017

Commercial Aviation	216,594	236,741	248,213	264,293	277,504
Charter Aviation	9,540	6,970	8,142	5,895	3,323
General Aviation(1)	41,028	46,569	46,544	46,050	48,021
Total	267,162	290,280	302,899	316,238	328,848

(1)         General aviation generally consists of small private aircraft.

Cancún International Airport

Cancún International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues.  In 2017, Cancún International Airport was the second busiest airport in Mexico in terms of passenger traffic and the first busiest in terms of international passengers in regular service, according to the General Office of Civil Aviation, Mexico’s federal authority on aviation. The airport is located approximately 16 kilometers (10 miles) from the city of Cancún, which has a population of 826,495.  A substantial majority of the airport’s international passengers (60.7% in 2015, 61.0% in 2016 and 60.1% in 2017) began or ended their travel in the United States.  The airport’s most important points of origin and destination are Mexico City, Monterrey, Guadalajara, Atlanta, Toronto and New York.  Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the economies of the United States or Mexico.”

During 2017, approximately 23.6 million passengers traveled through Cancún International Airport, principally through Terminal 2 and Terminal 3, which was opened in May 2007.  After having closed in October 2005 following Hurricane Wilma, Terminal 1 was reopened in November 2013 to service an increased flight schedule of low-cost airlines such as VivaAerobus and MagniCharters.

Cancún is located in the state of Quintana Roo.  Cancún and its surroundings were the most visited international tourism destination in Mexico in 2017, according to the Mexican Ministry of Tourism.  According to the Mexican National Trust for Tourist Development, the Cancún area had 33,543 hotel rooms as of December 31, 2017.  Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún International Airport.  By air, Cancún is approximately one and a half to five hours from most major cities in the United States and 10 to 13 hours by air from most major European cities.

Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites.  Cancún International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal.  According to the Mexican National Trust for Tourism Development, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of 71,257 hotel rooms as of December 31, 2017.

Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business is highly dependent upon revenues from Cancún International Airport.”

The airport’s facilities include Terminal 1 (the charter and low-cost airline terminal), Terminal 2 (the old main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the terminal that commenced operations in May 2007 as described below),  Terminal 4 (the terminal that commenced operations in November 2017 as described below) and a general aviation building that handles private aircraft.  The airport has 67 gates, 38 of which are accessible by passenger walkways. Terminal 1 has seven contact gates, Terminal 2 has nine gates accessible by passenger walkways, three contact gates and 11 remote gates, Terminal 3 has 17 boarding gates accessible by passenger walkways and six remote gates and Terminal 4 has 12 boarding gates accessible by passenger walkways and 2 remote gates.  The airport has 483 retail outlets located throughout Terminals 1, 2, 3 and one bank branch located in Terminal 2.

Terminal 1 in Cancún International Airport, which we acquired on June 30, 1999, has an area of 20,383 square meters (approximately 234.0 thousand square feet).

As part of our commercial strategy, in the fourth quarter of 2005 we completed an expansion of 8,224 square meters (approximately 88.6 thousand square feet) and a remodeling of 1,387 square meters (approximately 14.4 thousand square feet), giving us a total of 52,522 square meters (approximately 563.3 thousand square feet) in Cancún Airport’s Terminal 2.  As part of our Mexican Master Development Program, we remodeled Terminal 2 in 2014.  Specifically, we added security checkpoints and remodeled the space to improve passenger traffic.  The remodel freed up space on the ground floor and upper level of Terminal 2 and, as a result, we were able to add new commercial spaces to the terminal.

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

Furthermore, in order to accommodate expected increases in passenger traffic and operations, the expansion of Terminal 3 was completed in 2015 as part of our master development program in Mexico.  As part of the expansion, we carried out a remodeling of the security checkpoints, including the installation of additional security lines with X-ray equipment and more waiting areas, an expansion of the baggage reclaim area by approximately 1,800 square meters and the construction of additional carousels with larger flow space, an expansion of the customs area by approximately 1,400 square meters, a remodeling of the check-in area, including an expansion by approximately 700 square meters and the addition of approximately 30 new service counters, and the redesign of the boarding lounge to accommodate six additional contact stands and a mezzanine level for arrivals.

Terminal 4 opened in November 2017.  Equipped with a total of 12 boarding gates, Terminal 4 can cater to up to nine million domestic and international passengers a year.  The terminal has increased the airport’s passenger handling capacity to 32 million passengers per year, while full completion of the terminal by 2020 will further increase the capacity to 40 million passengers per year.

Terminal 4 is located to the west of the existing airport facilities, between runway ends 12L and 12R.  The terminal building currently has a surface area of more than 64,000 square meters, as well as 10 security filters and 12 aircraft parking stands, each with its own boarding bridge.  Terminal 4 has been designed to be easily expandable when capacity increases are required, without causing disruption in day-to-day operations, and will maintain separate passenger flows for domestic and international passengers.  In addition, the terminal has a multi-level floor plan, with the upper level reserved for departing passengers and the mezzanine and lower levels for arriving passengers.  The new terminal consists of ten buildings with two-level double height spaces and a mezzanine level.  The international terminal, which also partners with Mexican domestic airlines AeroMéxico and Interjet, also features 2,540 square meters of retail space with seven duty-free stores.

Cancún International Airport currently has two runways.  The first runway has a length of 3,500 meters (2.2 miles).  The second runway, which was completed in 2009, has a length of 2,800 meters (1.7 miles).  Along with the second runway, we also built a new control tower at Cancún airport in 2009.

In April 2006, we obtained a license to develop cargo facilities at Cancún International Airport, which are currently being operated by our subsidiary Caribbean Logistics, S.A. de C.V. (previously Asur Carga, S.A. de C.V.).  As of February 15, 2018, we charge taxis and passenger vans an access fee of Ps.22.41, and buses an access fee of Ps.39.66, upon entering the airport.

Mérida International Airport

Mérida International Airport serves the inland city of Mérida, which has a population of 919,177, and surrounding areas in the state of Yucatán.  Mérida International Airport ranked second among our Mexican airports in 2017 in terms of passenger traffic.  The substantial majority of this airport’s passengers are domestic.  The airport’s primary point of origin and destination is Mexico City.  In 2017, approximately 2.2 million passengers traveled through Mérida International Airport.

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

The airport has two perpendicular runways, one with a length of 3,200 meters (2.0 miles) and another with a length of 2,300 meters (1.4 miles).  The airport has one terminal, with four gates accessible by passenger walkways and six boarding positions without walkways.

In 2015, 2016 and 2017, 19,094, 19,127 and 20,264 metric tons of cargo, respectively, were transported through Mérida International Airport, making it our leading airport in terms of cargo volume.  In  2015, 2016 and 2017, Mérida represented 36.9%, 35.6% and 33.8%, respectively, of our total cargo volume.  We have considered opportunities for further developing the Mérida cargo facilities, but we have no plans to pursue such opportunities at this time.

There are currently 53 businesses operating at Mérida International Airport.  One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (“GDS”) pursuant to a long-term lease contract that terminated on January 1, 2009.  This lease allowed GDS to construct and develop the airport’s air cargo terminal.  Because GDS continued operating the business notwithstanding the termination of the lease, we initiated legal proceedings to have them evicted. In February 2017, a final judgment was issued in the case between Aeropuerto de Mérida, S.A. de C.V. and GDS, terminating the lease agreement and ordering the return of 80,000 leased square meters to us.

In December 2017, an area of 78,000 square meters was judicially delivered to us as part of the final judgment.  The delivery of an additional 34,500 thousand square meters of the leased area and the remainder of a building leased to customs agents remains pending.  We expect to receive the remaining area in spring 2018.

In addition to the business formerly operated by GDS, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009.  Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

Cozumel International Airport

Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo.  The airport primarily serves foreign tourists.  During 2017, 541,598 passengers traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 3.4 million, 3.6 million and 4.1 million cruise ship visitors in 2015, 2016 and 2017, respectively.  Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers.  The airport’s most important points of origin and destination are Dallas, Mexico City, Atlanta and Houston.  The island of Cozumel has a population of 95,668.

The airport has a commercial runway with a length of 2,700 meters (1.7 miles).  The airport has one main commercial terminal with six boarding positions and a total area of 9,831 square meters (approximately 105.8 thousand square feet).  The airport also has a general aviation building for small private aircraft.  There are currently 43 businesses operating at Cozumel International Airport.

Villahermosa International Airport

Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site.  The city of Villahermosa has a population of 718,561.  Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry.  During 2017, the airport served approximately 1.3 million passengers, substantially all of which arrived on domestic flights.  The airport’s most important points of origin and destination are Mexico City, Monterrey, Guadalajara and Cancún.

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

The airport has one runway with a length of 2,200 meters (1.4 miles), which was repaired in 2010.  The airport’s terminal has eight contact positions, including four with telescopic corridors for the direct boarding and deplaning of passengers between the aircraft and the terminal building.

In February 2014, the Palenque International Airport opened in the city of Palenque, 46.9 miles from Villahermosa.  We do not believe the Palenque International Airport has had any impact on passenger traffic at the Villahermosa International Airport and we estimate that any impact that may be experienced in the future will not be significant.

Oaxaca International Airport

Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca.  The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of 334,802.  The airport served 862,286 passengers in 2017, most of which were domestic.  The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions.  Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with six contact positions.  The airport also includes a general aviation building for small private airplanes with 38 positions and two additional positions for helicopters.  There are currently 26 businesses operating at Oaxaca International Airport.

Veracruz International Airport

Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico.  The city of Veracruz has a population of 530,477.  Veracruz is one of the busiest ports in Mexico, accounting for 14.6% of all commercial traffic in Mexican ports, and is the location of the country’s largest container terminal.  According to the Mexican Bureau of Ports, Veracruz accounted for 9.0% of all waterborne cargo handled by Mexican ports in 2017.  In 2017, the airport served approximately 1.4 million passengers.  Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions.  The airport’s most important point of origin and destination is Mexico City.

The original 4,065 square meters (43,700 square feet) of the terminal building at the airport were remodeled in 2005, and an extension of 2,000 square meters (21,500 square feet) was added, representing an increase of 49.0%.  In addition, special collapsible jetways were built to protect passengers during boarding and disembarking, along with a new international baggage claim facility and bigger, newer offices and facilities for federal authorities.  There are currently 40 businesses operating at Veracruz International Airport.

At the end of 2015, we concluded an extensive remodeling and expansion project in the terminal building at the Veracruz International Airport, as foreseen in our Master Development Program in Mexico.  In response to increased passenger numbers and with the aim of maintaining service standards, the surface area of the terminal building was expanded by 174% to over 17,500 square meters, with the installation of three new boarding gates with passenger boarding bridges, for a total of 9 gates. The expansion project has created increased capacity in baggage-screening facilities, queuing areas and counters for check-in, security filters, boarding lounges, luggage-reclaim areas, and public car parking, among other functional areas of the terminal-building complex. The new design of the terminal building also improves the separation of domestic and international passenger flows.

The airport has one perpendicular runway with a length of 2,400 meters (1.5 miles).  The airport has one main commercial terminal.  The airport also has a general aviation building for small private aircraft with 10 positions and five additional positions for helicopters.

Huatulco International Airport

Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast.  Huatulco has a population of 43,810, and was first developed as a tourist resort in the late 1980s.  The airport served 776,632 passengers in 2017, most of which were domestic.  The substantial majority of the airport’s passengers are international tourists, although many arrive through domestic flights and are thus classified as domestic.  The airport’s most important points of origin and destination are Mexico City and Toronto.

The airport has one runway with a length of 3,000 meters (1.9 miles).  It was extended from a previous length of 2,700 meters (1.7 miles).  The airport’s terminal has seven remote positions. The airport has a general aviation building for small private airplanes with 22 positions. There are currently 41 businesses operating at Huatulco International Airport.

Tapachula International Airport

Tapachula International Airport serves the city of Tapachula, which has a population of 239,531, and the state of Chiapas.  In 2017, the airport served 292,592 passengers, substantially all of which were domestic.  The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles).  The airport has one terminal with four remote boarding positions.  The airport also has a general aviation building for small private aircraft with 19 positions.  There are currently 15 businesses operating at Tapachula International Airport.

Minatitlán International Airport

Minatitlán International Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos in the state of Veracruz, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán.  The metropolitan area comprised of these three cities has a population of 115,831.  In 2017, the airport served 201,219 passengers.  In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque.  The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses.   Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,100 meters (1.3 miles).  The airport’s main terminal has four remote parking positions.  The airport has a general aviation building for small private airplanes with 20 boarding positions.  There are currently 16 businesses operating at Minatitlán International Airport.

Other Mexican Properties

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

Principal Air Traffic Customers of our Mexican Airports

As of December 31, 2017, 79 international airlines and 62 Mexican airlines operated flights at our nine airports (including airlines operating solely on a code share basis).  A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.

ABC Aerolíneas, S.A. de C.V. (“Interjet”) is the Mexican airline that operates the most flights at our Mexican airports.  Among foreign airlines, American Airlines and United Airlines operate the greatest number of flights to and from our Mexican airports.  In 2017, American Airlines (previously American Airlines and U.S. Airways) and United Airlines (previously

United Airlines and Continental Airlines) accounted for 10.9% and 10.5%, respectively, of our revenues.

The following table sets forth our principal air traffic customers at our Mexican airports based on the percentage of regulated revenues they represented for the years ended December 31, 2015, 2016 and 2017:

Principal Air Traffic Customers of our Mexican Airports

	Percentage of ASUR Mexico Revenues
	Year ended December 31,
	2015	2016	2017
Customer
American Airlines	10.2%	10.4%	10.9%
United Airlines, Inc.	9.1%	10.1%	10.5%
ABC Aerolíneas S.A. de C.V. (Interjet)	10.0%	8.9%	8.7%
Delta Air Lines Inc.	5.7%	6.5%	8.0%
Concesionaria Vuela Compañía de Aviación SAPI de CV (Volaris)	7.7%	7.4%	6.7%
Aeroenlaces Nacionales, S. A. de C. V. (Viva Aerobus)	6.0%	6.1%	6.7%
Aerolitoral, S. A. de C. V. (Aeroméxico Connect)	5.9%	6.2%	5.6%
Aerovías de México, S. A. de C. V. (Aeroméxico)	7.2%	6.3%	5.2%
Southwest Airlines Co.	2.8%	3.3%	4.4%
Other	35.3%	34.7%	33.3%
Total	100.0%	100.0%	100.0%

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

Competition

Since our business is substantially dependent on international tourists, the principal competition to our Mexican airports is from competing tourist destinations.  We believe that the main competitors to Cancún are vacation destinations in Mexico, such as Acapulco, Puerto Vallarta and Los Cabos, and elsewhere such as Florida, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and Central American resorts.  In March 2000, a new airport opened in Chichen Itza.  This airport is operated by the state of Yucatán.

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

Currently, the Mayan Riviera is served primarily by Cancún Airport.  Although the Ministry of Communications and Transportation has committed to adjust the master development plans and maximum rates for our airports within three months of the granting of a concession for the Mayan Riviera airport, we are unable to predict the effect that the new airport may have on our Mexican passenger traffic or operating results if the project is successfully carried out, and the extent of any revisions to our master development plans or maximum rates.

In February 2014, the Palenque International Airport opened in the city of Palenque, 46.9 miles from Villahermosa.  We do not believe the Palenque International Airport has had any impact on passenger traffic at the Villahermosa International Airport and we estimate that any impact that may be experienced in the future will not be significant.

The Mexican Airport and Auxiliary Services Agency currently operates five small airports in Mexico’s southeast region and Grupo Aeroportuario de Chiapas (“GAC”) operates two.  The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 3.3% of passenger traffic in the region and GAC estimates that its airports account for less than 4.0% of passenger traffic in the region.

Luis Muñoz Marín International Airport

We, through our Cancún airport subsidiary, own a 60.0% interest in Aerostar, which has a 40-year lease for the LMM Airport.  The LMM Airport is located three miles outside of San Juan, Puerto Rico.  It is the Caribbean’s largest and busiest airport, offering leisure and business travel to over 50 destinations. The LMM Airport serves the capital of San Juan and it is the primary gateway from Puerto Rico to international destinations and the mainland United States. The LMM Airport is ranked as the 13th largest medium hub facility and the 43rd largest airport in the United States by the FAA based on number of enplanements, as of December 31, 2017. According to the Puerto Rico Ports Authority, in 2015, 2016 and 2017, approximately 8.8 million, 9.0 million passengers and 8.4 million passengers, respectively, traveled through the LMM Airport.

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

In 2017, LMM Airport opened eight commercial spaces.

Principal Air Traffic Customers of LMM Airport

As of December 31, 2017, 19 domestic and 24 international airlines were operating directly or through code-sharing arrangements, where two or more airlines share the same flight and each airline publishes and markets the flight under its own flight number, at LMM Airport. Some airlines serve both international and domestic destinations.

As of December 31, 2017, scheduled passenger air services at LMM Airport were provided by 39 airlines (together with regional affiliates and other partners).

The following table sets forth our principal air traffic customers at LMM airport based on the percentage of Puerto Rico regulated revenues they represented for the year ended December 31, 2017.  Starting June 1, 2017, we began to consolidate Aerostar’s results into our financial statements.

Principal Air Traffic Customers of LMM Airport

Percentage of ASUR Puerto Rico Revenues
Year Ended December 31,
2017
Customer
JetBlue Airways	29%
American Airlines	15%
Southwest Airlines	9%
Delta Air Lines Inc.	7%
United Airlines	6%
Seaborne Virgin Islands	4%
Copa Airlines	3%
Fedex	3%
Spirit Airlines	2%
Other	25%
Total	100.0%

On September 20, 2017, Hurricane María struck Puerto Rico, causing extensive damage to the hotel and tourist infrastructure on the island, which led to sharply reduced air passenger traffic at LMM Airport, especially during the third and fourth quarters of 2017.  During the third quarter of 2017, passenger traffic in Puerto Rico decreased 5.5% relative to the same period in 2016.  Passenger traffic in Puerto Rico also decreased 25.4% in October 2017, 31.9% in November 2017, and 23.9% in December 2017 relative to the same periods in 2016.

In 2017, passengers at LMM Airport traveling to and from the mainland United States represented 83.0% of total passenger traffic.  The LMM Airport’s passenger segments are primarily divided among leisure, visiting friends and relatives and business.

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

In May 2017, Highstar sold a 10.0% interest in Aerostar to Aeropuerto de Cancún, our Cancún subsidiary, pursuant to a Membership Interest Purchase Agreement.  As a result of this transaction, Aeropuerto de Cancún holds a 60.0% equity interest in Aerostar.  On February 22, 2013, our Cancún airport subsidiary made a U.S.$100.0 million subordinated shareholder loan to Aerostar to partially fund the cost of acquiring the concession to operate the LMM Airport.  This subordinated shareholder loan is now treated as an intercompany loan as we have consolidated Aerostar’s financial results into ASUR’s financial results.  In addition, Highstar sold its remaining 40.0% interest in Aerostar to PSP Investments, pursuant to a separate Membership Interest Purchase Agreement.  Following the closing of both transactions, we now hold a 60.0% equity interest in Aerostar through our Cancún airport subsidiary, and PSP Investments holds a 40.0% equity interest through AviAlliance, a wholly-owned subsidiary.  Starting June 1, 2017,  we began to consolidate Aerostar’s financial results into ASUR’s financial results.  We intend to continue operating Aerostar and the San Juan, Puerto Rico airport in a manner substantially consistent with prior operations.

Concurrently with the closing of these transactions, ASUR (through Aeropuerto de Cancún), Aerostar and PSP Investments agreed to amend and revise the Operating Agreement for Aerostar.

The Amended and Restated Operating Agreement prohibits any member from directly or indirectly selling, exchanging, transferring, pledging, assigning or otherwise disposing of its membership units to any person, with the exception of transfers (i) between investment funds where, following such transfer, the ownership interests remain under common ownership management or control or (ii) of shares of any member or any parent of such member that is publicly traded on a national or international stock exchange, whether or not the transfer occurs on such stock exchange.  Restrictions on transfers include, among others, that (i) the proposed transferee must execute and deliver to the management board an instrument agreeing to be bound by the terms of the Amended and Restated Operating Agreement, (ii) each other member has been consulted as to any transferee becoming a member of Aerostar, (iii) the transferee (a) may not be a strategic airport competitor of ASUR, (b) is not and has not been involved in corrupt activities, (c) has not publicly stated it is insolvent, (d) is able to pay its debts as they become due and (e) has not filed for or is subject to bankruptcy and (iv) the transfer otherwise complies with the Amended and Restated Operating Agreement.

As a member of Aerostar, our Cancún airport subsidiary was required to make an initial capital contribution equivalent to (x) its proportionate share of the Leasehold Fee required under the Lease Agreement, minus (y) any anticipated net cash proceeds of any debt financing incurred for the purpose of paying the Leasehold Fee, multiplied by (z) its membership percentage at least two business days prior to the Closing.  Our Cancún airport subsidiary’s membership percentage at that time was 50.0%.  Under the Amended and Restated Operating Agreement, our Cancún airport subsidiary is not required to make any additional capital contributions to Aerostar unless it is required to do so by the Amended and Restated Operating Agreement or such additional capital contributions are approved by the operating board of managers by supermajority vote.  Additionally, if (i) during the terms of either the Lease Agreement or the Airport Use Agreements, Aerostar requires additional financing to meet its obligations under these agreements or to ensure that it is not insolvent, and Aerostar is not able to obtain financing on terms acceptable to the managers, or (ii) Aerostar’s President and Chief Financial Officer reasonably determine that within thirty (30) days Aerostar will not have enough working capital to meet its current expenses, and the managers fail to agree by supermajority vote (a supermajority defined as a majority consisting of at least one manager designated by each member) that additional capital contributions are required, then the members are required to make such additional capital contributions, in proportion to their respective membership percentages, without the need for further action by the managers.  If the managers agree or the President and CFO determine that additional capital contributions are needed, then the members must make such contribution within seven business days after the managers make the determination.  To date, no additional capital contributions have been required.  Our Cancún airport subsidiary is not entitled to receive interest on any capital contribution made to Aerostar.

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

The operating board is comprised of eight managers, which are appointed by the members in proportion to their respective membership units.  Each member that holds at least a 12.5% membership interest in Aerostar (each, an “Electing Member”) will be entitled to appoint, remove and replace one manager for each 12.5% interest it holds; any managers not elected by the Electing Members will be elected by a vote of the majority of membership interests. Accordingly, our Cancún subsidiary is entitled to designate four members of the board of managers and, because it has the majority of membership interests, is able to elect a fifth member.  AviAlliance is entitled to elect three members of the board of managers.

All operating and management decisions relating to Aerostar, except for major decisions, require the approval of the majority of the votes of the managers.  Senior officers, including the President, Chief Financial Officer, and Chief Operating Officer, may be removed or replaced at any time and for any reason by a majority of the board of managers, which we control.  Certain major decisions require the supermajority vote of the operating board.  These decisions include:

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

•                  the determination of the contents of, and approval of, a final “strategy document” for the company’s capacity enhancement plan;

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

The Amended and Restated Operating Agreement provides that if there is a deadlock between the managers or the member representatives on any issue to which agreement by a supermajority of managers is required, and the deadlock is not resolved within 30 days following the giving of written notice of the existence of the deadlock by one manager to another manager, any manager may refer the deadlock to the Chief Executive Officers of ASUR or AviAlliance for resolution.  If such persons are unable to resolve the deadlock within 21 days of being requested to resolve the matter, then the matter will be referred to a non-binding mediation process.  Finally, if the matter is not resolved through mediation within 45 days (unless ASUR and AviAlliance agree otherwise) after a mediator is appointed, then either member can submit the dispute to final and binding arbitration.

Our Colombian Airports

Our subsidiary Airplan, of which we own 92.42% of the capital stock, holds concessions to administer, operate, develop and maintain six airports in Colombia through 2048.  The other holders of the stock of Airplan are entitled under Colombian law to participate in the dividends and other distributions made by Airplan, but are not otherwise entitled to participate in the governance of the company.  Our Colombian airports include José María Córdova International Airport in Rionegro and Enrique Olaya Herrera Airport in Medellín, Los Garzones Airport in Montería, Antonio Roldán Betancourt Airport in Carepa, El Caraño Airport in Quibdó, and Las Brujas Airport in Corozal.

Colombia

Colombia continues to grow as an increasingly popular tourist destination in Latin America, attracting approximately 5.8 million international visitors in 2017, a 31.3% increase compared to the same period in 2016, according to the Colombian Ministry of Commerce, Industry and Tourism.  In particular, Medellín and its outskirts, where we operate José María Córdova International Airport and Enrique Olaya Herrera Airport, is one of the most-visited cities in Colombia.

Our Colombian airports served approximately 9.2 million passengers in 2015, approximately 10.2 million passengers in 2016 and approximately 10 million passengers in 2017.  For year-by-year passenger figures, see “—Our Colombian Airports.”

Aeronautical Services

General

Pursuant to Airplan’s 2008 concession agreement, the revenues from our Colombian airports are divided into two categories: regulated and non-regulated.  Regulated revenues consist of revenues derived from aeronautical services.  Regulated revenues are regulated by the concession agreement managed by the National Infrastructure Agency (Agencia Nacional de Infraestructura), or ANI, and are listed in certain resolutions issued by the Special Administrative Unit of Civil Aeronautics (Unidad Administrativa Especial de Aeronáutica

Civil), or Aerocivil. Each aeronautical service is subject to a maximum tariff, established by Aerocivil.  In addition, Aerocivil establishes the methodology and mechanisms to update and collect the tariffs.  All tariffs are updated annually based on the Colombian consumer price index (Índice de Precios al Consumidor), or the IPC, and a formula set forth in Aerocivil Resolution 04530 of 2007.  The tariffs on aeronautical services related to international flights, including international passenger charges, are denominated in U.S. dollars and updated annually based on the change in the U.S. consumer price index and a formula set forth in Aerocivil Resolution 04530 of 2007.  Our revenues from aeronautical services are primarily derived from passenger charges for the use of terminals, takeoff, landing and aircraft movement charges, charges for boarding bridges and aircraft parking charges.

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft.  Passenger charges are established and regulated by Aerocivil pursuant to Resolution 04530 of 2007.  Pursuant to Aerocivil regulations and the concession agreement, José María Córdova, Montería and Quibdó Airports apply the same domestic passenger charge, Enrique Olaya Herrera Airport has its own domestic passenger charge and Carepa and Corozal apply the same domestic passenger charge.  José María Córdova and Enrique Olaya Herrera Airport apply the same international passenger charge.  International passenger charges are U.S. dollar-denominated.  As of January 15, 2018, the charge for international passengers was U.S.$39.00 for the José María Córdova and Enrique Olaya Herrera Airports.  Colombian domestic passenger charges are Colombian peso-denominated.  As of January 15, 2018, the charge for Colombian domestic passengers was COP$15,800.00, COP$20,000.00, COP$15,800.00, COP$15,800.00, COP$ 7,900.00 and COP$7,900.00 for the José María Córdova, Enrique Olaya Herrera, Montería, Carepa, Quibdó and Corozal Airports, respectively.

Other Charges

We collect various charges from carriers for the use of our facilities by their aircraft.  For each aircraft’s departure and arrival, we collect charges based on the rates set forth in Articles 5, 6 and 7 of Resolution 04530 of 2007, issued by Aerocivil.  This resolution sets forth the maximum tariffs charged to domestic and international airlines for their respective flights.  We also collect aircraft parking charges based on the time an aircraft is stationed at an airport’s gate or parking position.  After two hours have elapsed from the moment an aircraft enters one of our Colombian airports, we collect an hourly parking charge, equal to 5.0% of the maximum tariff established by Aerocivil, for the entire time the aircraft is on our aprons.  Airlines are also subject to charges for the connection of their aircraft to our terminals through a boarding bridge.  Pursuant to Airplan’s concession agreement and Aerocivil regulations, we are required to provide (without additional charge) firefighting and rescue services at our airports.  However, we collect charges from carriers for performing certain activities that require firefighting services, such as the use of firefighting cars for the supply of fuel and for cleaning fuel from platforms.

Non-aeronautical Services

General

Pursuant to Airplan’s concession agreement, revenues from non-aeronautical services are not regulated.  Our revenues from non-aeronautical services are derived from commercial activities, automobile parking and ground transport fees.

Commercial Activities

Within our six Colombian airports, we leased 718 commercial premises through 468 contracts with local tenants as of December 31, 2017.  Our most important tenants in terms of occupied space and revenue in 2017 were Marketmedios Comunicaciones S.A., Aerovías del Continente Americano S.A., Organización Terpel S.A., LASA S.A. - Sociedad de Apoyo Aeronáutico, Terraire S.A., Tampa Cargo S.A., Fast Colombia S.A., Empresa Aérea de Servicios y Facilitación Logística Integral S.A. EasyFly, UETA Inc. Sucursal Colombia and IMC Airport Shoppes SAS.

Automobile Parking and Ground Transport

Each of our Colombian airports has public car parking facilities, which are provided either directly by us or by a third party.  We provide public parking directly at Enrique Olaya Herrera Airport in Medellín and the Montería and Carepa airports.  Public parking is provided through a third party at the José María Córdova Airport in Rionegro.  Pursuant to the concession agreement, we may charge third parties for the operation of our public parking and ground transport facilities; these charges are not regulated.  We and the third party may negotiate freely on the price for the third party’s operation of the parking or ground transport facilities.  For those of our airports that do assess parking fees, we or a third party charge a fee for each individual vehicle entering the airport.  Although parking and ground transport services are not directly regulated, the fee charged to each individual vehicle that enters parking or ground transport facilities at our Colombian airports cannot exceed a certain limit established by Aerocivil. We do not charge parking fees at Corozal and Quibdó Airports.

Airport Security

Pursuant to the Colombian concession agreement, Airplan is responsible for security at each of the terminals comprising the concession.  Airplan is also obligated to coordinate with Aerocivil and other security authorities, including the national police, to adopt procedures and measures aimed at guaranteeing the safety of the facilities and of airport users.

Fuel

Fuel access for our Colombian airports and related vehicles and aircrafts is governed by the concession agreement.  Fuel supply is a service that constitutes part of our non-regulated revenue.  We are required to ensure the delivery of fuel to the aircrafts at our Colombian airports, including facilitating access between private suppliers and third parties, but we are not directly responsible for supplying the fuel.  Fuel supply operations at our Colombian airports must comply with certain Colombian regulations, including Annex 6 of the International Civil

Aviation Organization and Decree 1521 of 1998.  Notwithstanding our role in facilitating access to fuel, we are not involved in commercial relationships among the airlines and third parties supplying the fuel.  We may assign space on our airport premises to fuel suppliers in exchange for a monthly payment.  Moreover, we may charge fuel suppliers a tariff on the volume of fuel provided to aircraft. We have agreements with fuel suppliers Terpel and Energizar.

In the event it is not feasible to reach an agreement with the current fuel suppliers of the corresponding airport, we may enter into an agreement with a third party that will be in charge of operating the fuel distribution system.  Under such an agreement, the third party operator makes a monthly payment to us in exchange for the space we grant it on our airport premises.  The third party must also pay a tariff on the volume of fuel supplied to the aircrafts.

Aerocivil establishes safety guidelines and requirements with respect to fuel supply at our Colombian airports.

Our Colombian Airports

In 2017, our Colombian airports served a total of 10.0 million passengers.  In 2017, José María Córdova International Airport accounted for 73.0% of our passenger traffic and 81.0% of our revenues, in each case from our Colombian airports.

José María Córdova International Airport in Rionegro and Enrique Olaya Herrera Airport in Medellín are designated as international airports under Colombian aeronautical regulations, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

José María Córdova International Airport

José María Córdova International Airport is the second-busiest airport in Colombia in terms of passenger traffic.  The airport is located in Rionegro, approximately 45 minutes from Medellín.  Medellín has a population of approximately 2.5 million as of December 31, 2017, and is situated in a valley in the mountainous Antioquia department.  The city is an urban center that is home to various businesses, museums, universities and parks.  In addition, Medellín hosts an annual flower festival that attracts visitors.

The airport’s most significant points of origin and destination are Bogotá, Cartagena, Panama City, Cali, Barranquilla, San Andrés, Miami, Santa Marta, Montería and Fort Lauderdale.  During 2017, approximately 7.3 million passengers traveled through José María Córdova International Airport, including 1.4 million international passengers and 5.9 million domestic passengers.

The following table sets forth the number of international passengers (excluding passengers in transit and private aviation passengers) at José María Córdova Airport by flight origin or destination.

Year ended December 31,
(in thousands)
City	2015	2016	2017
Panama City	440.5	468.8	497.0
Miami	220.6	236.5	279.7
Fort Lauderdale	175.3	163.0	159.6
Madrid	51.6	71.8	105.0
Mexico City	47.0	60.5	72.2
Other	220.4	277.9	192.0
Total	1,155.4	1,278.5	1,305.5

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through José María Córdova Airport by flight origin or destination.

Year ended December 31,
(in thousands)
City	2015	2016	2017
Bogotá	3,397.0	3,545.4	3,555.4
Cartagena	587.4	683.3	714.2
Cali	487.1	585.4	429.5
San Andrés	275.2	311.5	334.5
Barranquilla	318.5	352.5	299.6
Santa Marta	225.5	266.7	257.4
Other	246.2	271.6	302.5
Total	5,536.9	6,016.4	5,893.1

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties.  José María Córdova International Airport currently has one runway, with a length of 3,440 meters (2.1 miles).  José María Córdova International Airport was built in 1985 and currently has two terminals (passenger and cargo terminals).

There are currently 376 businesses operating in José María Córdova International Airport.

Enrique Olaya Herrera Airport

Enrique Olaya Herrera Airport also serves the city of Medellín, and was the city’s main airport until the opening of José María Córdova International Airport in 1985.  The airport is conveniently located within Medellín city limits and serves domestic flights to cities such as Bogotá, Bucaramanga and Pereira.  The airport’s primary points of origin and destination are Quibdó, Apartadó, Bogotá, Montería, Pereira and Bucaramanga.  In 2017, approximately 1.05 million passengers traveled through Enrique Olaya Herrera Airport.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Enrique Olaya Herrera Airport by flight origin or destination.

Year ended December 31,
(in thousands)
City	2015	2016	2017
Quibdó	238.8	249.5	222.8
Apartadó	190.7	180.3	172.4
Bogotá	117.8	113.1	117.5
Montería	111.0	105.4	89.2
Pereira	78.1	90.8	80.8
Bucaramanga	81.5	61.9	55.1
Corozal	26.0	38.2	38.7
Manizales	17.6	19.2	34.6
Other	166.2	183.2	198.9
Total	1,027.7	1,041.6	1,010.0

The airport’s facilities include spaces for cargo operations.  These spaces may be operated by third parties.  The airport has one runway, with a length of 1,800 meters (1.1 miles).  Enrique Olaya Herrera Airport was built in 1932.

There are currently 212 businesses operating at Enrique Olaya Herrera Airport.

Los Garzones Airport

Los Garzones Airport serves the city of Montería, Colombia.  The city of Montería is located in the northern region of Colombia and has a population of 453,931 as of December 31, 2017.  The city is located approximately 30 miles from the Caribbean Sea and has an inland seaport connected to the Caribbean Sea by the Sinú River.  During 2017, 964,418 passengers traveled through Los Garzones Airport, including only Colombian domestic passengers The airport’s primary points of origin and destination are Bogotá and Medellín.  The airport serves domestic flights to cities such as Bogotá, Medellín, Cartagena and Barranquilla.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Los Garzones Airport by flight origin or destination.

Year Ended December 31,
(in thousands)
City	2015	2016	2017
Bogotá	617.0	687.8	655.9
Medellín	247.0	237.4	252.0
Barranquilla	23.8	30.4	27.6
Other	18.8	16.4	18.1
Total	906.6	972.0	953.6

The airport’s facilities include spaces for cargo operations.  These spaces may be operated by third parties.  The airport has one runway, with a length of 2,164 meters (1.3 miles).  Los Garzones Airport was built in 1974.

There are currently 59 businesses operating at Los Garzones Airport.

Antonio Roldán Betancourt Airport

Antonio Roldán Betancourt Airport serves the city of Carepa, Colombia.  The city of Carepa has a population of 58,667 as of December 31, 2017.  During 2017, 216,368 passengers traveled through Antonio Roldán Betancourt Airport.  The airport’s primary point of origin and destination is Medellín.  The airport serves domestic flights to cities such as Bogotá, and Medellín.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Antonio Roldán Betancourt Airport by flight origin or destination.

Year Ended December 31,
(in thousands)
City	2015	2016	2017
Medellín	199.5	188.8	179.9
Bogotá	8.0	10.4	10.9
Quibdó	0.9	8.9	7.3
Other	1.1	6.1	7.1
Total	209.5	214.2	205.2

The airport’s facilities include spaces for cargo operations.  These spaces may be operated by third parties.  The airport has one runway, with a length of 1,960 meters (1.2 miles).  Antonio Roldán Betancourt Airport was built in 1989.

There are currently 25 businesses operating at Antonio Roldán Betancourt Airport.

El Caraño Airport

El Caraño Airport serves the city of Quibdó, Colombia, located on the Atrato River in the western region of the country.  The city of Quibdó has a population of 116,058 as of December 31, 2017.  During 2017, 380,814 passengers traveled through El Caraño Airport.  The airport’s primary points of origin and destination are Medellín and Bogotá.  The airport serves domestic flights to cities such as Bogotá, Medellín and Cali.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through El Caraño Airport by flight origin or destination.

	Year Ended December 31,
	(in thousands)
City	2015	2016	2017
Medellín	181.8	249.6	225.2
Bogotá	56.3	84.5	88.9
Bahía Solano	11.6	17.9	16.9
Other	26.4	43.0	44.5
Total	276.1	395.0	375.5

The airport’s facilities include spaces for cargo operations.  These spaces may be operated by third parties.  The airport has one runway, with a length of 1,400 meters (0.9 miles).  El Caraño Airport was built in 1957.

There are currently 35 businesses operating at El Caraño Airport.

Las Brujas Airport

Las Brujas Airport serves the city of Corozal, Colombia.  The city of Corozal has a population of 63,246 as of December 31, 2017.  During 2017, 83,515 passengers traveled through Las Brujas Airport.  The airport’s primary points of origin and destination are Bogotá.  The airport serves domestic flights to cities such as Bogotá and Medellín.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Las Brujas Airport by flight origin or destination.

Year Ended December 31,
(in thousands)
City	2015	2016	2017
Bogotá	28.6	38.3	42.5
Medellín	26.1	38.6	40.5
Other	0.4	0.4	0.1
Total	55.1	77.3	83.1

The airport’s facilities include spaces for cargo operations.  These spaces may be operated by third parties.  The airport has one runway, with a length of 1,440 meters (0.9 miles).  Las Brujas Airport was built in 1939.

There are currently 11 businesses operating at Las Brujas Airport.

Oriente

We have not yet received the necessary regulatory approvals to conclude the acquisition of Oriente, which holds concessions to operate the following airports in Colombia:  Simón Bolívar International Airport in Santa Marta, Almirante Padilla Airport in Riohacha, Alfonso López Pumarejo Airport in Valledupar, Camilo Daza International Airport in Cúcuta, Palonegro International Airport in Bucaramanga, and Yariguíes Airport in Barrancabermeja.  In light of the pending regulatory approvals of the acquisition of Oriente, we and Oriente have agreed to make commercially reasonable efforts to obtain the pending approvals, and, if successful, to negotiate in good faith an adjustment to the purchase price.  If this transaction is consummated, we will own approximately 97.26% of the capital stock of Oriente.

Principal Air Traffic Customers of our Colombian Airports

As of December 31, 2017, 11 international and 7 Colombian airlines operated flights at our six Colombian airports.

Avianca is the Colombian airline that operates the most flights at our Colombian airports.  Among foreign airlines, COPA and LATAM operate the greatest number of flights to and from our Colombian airports.

The following table sets forth our principal air traffic customers at our Colombian airports based on the percentage of revenues they represented for the year ended December 31, 2017.

Principal Air Traffic Customers at Our Colombian Airports

Percentage of ASUR Colombia Revenues
Year Ended December 31, 2017
Customer
Aerovías del Continente Americano (AVIANCA)	26.2%
AeroRepública S.A. (COPA Airlines)	16.5%
Fast Colombia SAS (Viva Colombia)	12.0%
Aerovías de Integración Regional S.A. (LATAM)	6.6%
American Airlines Inc.	6.1%
Trans American Airlines (TACA)	4.5%
Empresa Aérea de Servicios y Facilitación Logística Integral (EASYFLY)	4.4%
Spirit Airlines Inc.	3.2%
Satena	2.9%
Jet Blue Airways Corporation	2.8%
Others	14.8%
Total	100.0%

Seasonality

Our business is subject to seasonal fluctuations.  In general, demand for air travel in Colombia is typically higher during December, January and July.  Our results of operations generally reflect this seasonality, but may also be impacted by other factors that are not necessarily seasonal, including economic conditions, the threat of violence or war, weather and air traffic control delays.

Competition

Our principal competition is from competing destinations in Colombia and Latin America.  We believe that the main competitors to our José María Córdova Airport in Rionegro are Bogotá and Cartagena, as well as other destinations in Latin America, such as Panama City and Lima.

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

If the COFECE determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product.  The COFECE has previously determined that certain elements of the infrastructure at Mexico City International Airport may be considered essential facilities.  As of the date of filing, the COFECE has not made any determination that the services we render in our Mexican airports are considered an essential facility.

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

Scope of Mexican Concessions and General Obligations of Concession Holders

As authorized under the Mexican Airport Law, each of the concessions held by our subsidiaries is for an initial 50-year term from November 1, 1998.  This initial term of each of our Mexican concessions may be renewed in one or more terms for up to an additional 50 years, subject to the concession holder’s acceptance of any new conditions imposed by the Ministry of Communications and Transportation and to its compliance with the terms of its concession.

The Mexican concessions held by our subsidiary concession holders allow the relevant concession holder, during the term of the concession, to: (i) operate, maintain and develop its airport and carry out any necessary construction in order to render airport, complementary and commercial services as provided under the Mexican Airport Law and the Mexican Airport Law regulations; and (ii) use and develop the assets that comprise the airport that is the subject of the concession (consisting of the airport’s real estate and improvements but excluding assets used in connection with fuel supply and storage).  These assets are government-owned assets, subject to the Mexican National Assets Law.  Upon expiration of a concession, these assets automatically revert to the Mexican government at no charge.

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

Under the Mexican Federal Duties Law, each of our subsidiary concession holders is required to pay the Mexican government a concession fee based on its gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession.  Currently, this concession fee is set at a rate of 5.0% and may be revised annually by the Mexican Congress.  Our Mexican concessions provide that we may request an amendment of our maximum rates if there is a change in this concession fee.

Mexican concession holders are required to provide airport security.  If public order or national security is endangered, the competent federal authorities are authorized to act to protect the safety of aircraft, passengers, cargo, mail, installations and equipment.

Each Mexican concession holder and any third party providing services at an airport is required to carry specified insurance in amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the Ministry of Communications and Transportation.  To date, the Ministry of Communications and Transportation has not specified the required amounts of insurance.  We cannot assure you that we will not be required to obtain additional insurance once these amounts are specified.

We and our Mexican subsidiary concession holders are jointly and severally liable to the Ministry of Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries.  Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets that they use and to third-party airport users.  In the event of a breach of one concession, the Ministry of Communications and Transportation is authorized to revoke all of the Mexican concessions held by our subsidiaries.

The shares of a Mexican concession holder and the rights under a concession may be subject to a lien only with the approval of the Ministry of Communications and Transportation.  No agreement documenting liens approved by the Ministry of Communications and Transportation may allow the beneficiary of a pledge to become a concession holder under any circumstances.

A Mexican concession holder may not assign any of its rights or obligations under its concession without the authorization of the Ministry of Communications and Transportation.  The Ministry of Communications and Transportation is authorized to consent to an assignment only if the proposed assignee satisfies the requirements to be a concession holder under the Mexican Airport Law, undertakes to comply with the obligations under the relevant concession and agrees to any other conditions that the Ministry may require.

Classification of Services Provided at Mexican Airports

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

•                  Complementary Services.  Complementary services may be rendered by an airline, by the airport operator or by a third party under agreements with airlines or the airport operator.  These services include: —ramp and handling services, —passenger check-

in, and —aircraft security, catering, cleaning, maintenance, repair and fuel supply and related activities that provide support to air carriers.

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

Airport and complementary services are required to be provided to all users in a uniform and regular manner, without discrimination as to quality, access or price.  Mexican concession holders are required to provide airport and complementary services on a priority basis to military aircraft, disaster support aircraft and aircraft experiencing emergencies.  Airport and complementary services are required to be provided at no cost to military aircraft and aircraft performing national security activities.

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

A Mexican concession holder is also required to take all necessary measures to create a competitive market for complementary services.  A concession holder may not limit the number of providers of complementary services in its airport, except in instances where space, efficiency and/or safety warrant such limitation.  If a concession holder denies entry to any complementary services provider, such service provider may file a complaint before the Ministry of Communications and Transportation. The Ministry of Communications and Transportation shall determine within 60 days of the filing of the complaint whether entry of the service provider into the airport shall be authorized.

Master Development Plans

Mexican concession holders are also required to submit to the Ministry of Communications and Transportation a master development plan describing, among other things, the concession holder’s construction and maintenance plans.

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

•                  airport growth and development expectancies,

•                  15-year projections for air traffic demand (including passenger, cargo and operations),

•                  construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities and equipment,

•                  five-year detailed investment program and planned major investments for the following 10 years,

•                  probable sources of financing,

•                  descriptive airport plans, and

•                  environmental protection measures.

The Mexican concessions require the concession holder to engage recognized independent consultants to conduct polls among airport users with respect to current and expected quality standards, and to prepare air traffic projections and investment requirements.  The concession holder must submit a draft of the master development plan to airport users for their review and comments.  Further, the concession holder must submit the master development plan to the Ministry of Communications and Transportation prior to the expiration of the five-year term.  The Ministry of Communications and Transportation may request additional information or clarification as well as seek further comments from airport users.

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

The following table sets forth our committed investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.  Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2014		2015		2016		2017		2018		Totals
	(millions of constant Mexican pesos as of December 31, 2017 (1)
Cancún	1,017.2	(2)	2,870.1	(2)	1,805.7	(2)	1,099.5	(2)	275.8	(2)	7,068.3	(2)
Cozumel	31.4		77.2		27.9		77.9		7.5		221.9
Huatulco	68.8		69.5		7.5		9.6		8.2		163.6
Mérida	83.3		230.7		113.6		49.2		5.0		481.8
Minatitlán	52.4		31.0		13.0		2.4		5.2		104.0
Oaxaca	11.5		36.5		46.9		16.8		7.4		119.1
Tapachula	18.2		32.2		3.0		5.4		9.9		68.7
Veracruz	251.0		225.3		9.8		7.8		6.8		500.7
Villahermosa	45.0		62.3		65.4		7.1		14.8		194.6
Total	1,578.8		3,634.8		2,092.8		1,275.7		340.6		8,922.7

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2017, we have invested Ps.1,288.1 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
Airport	January 1, 2014 – December 31, 2018		January 1, 2019 – December 31, 2023	January 1, 2024 – December 31, 2028
	(millions of constant Mexican pesos as of December 31, 2017)(1)
Cancún	7,068.3	(2)	1,845.1	1,708.7
Cozumel	221.9		78.0	163.8
Huatulco	163.6		184.9	119.7
Mérida	481.8		201.6	132.6
Minatitlán	104.0		38.4	82.1
Oaxaca	119.1		133.7	107.6
Tapachula	68.7		46.4	77.8
Veracruz	500.7		140.8	163.4
Villahermosa	194.6		130.9	168.9
Total	8,922.7		2,799.8	2,724.6

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2017, we have invested Ps.1,288.1 million (which is included in the investment commitments for this period shown above).

Price Regulation

The Mexican Airport Law provides that the Ministry of Communications and Transportation may establish price regulations for services for which the COFECE determines that a competitive market does not exist.  On March 9, 1999, the COFECE issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services.  This ruling authorized the Ministry of Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to providers of complementary services in our airports.  On March 19, 1999, a new regulation, the Rate Regulation, was incorporated within the terms of each of our Mexican concessions.  The Rate Regulation, which became effective May 1, 1999, establishes the annual maximum rates for each of our concession holders, which is the maximum amount of revenue per workload unit (one passenger or 100 kilograms (220 pounds) of cargo) in a given year that the concession holder may earn at its airports from all regulated revenue sources.  On May 23, 2014, the new Federal Economic Competition Law (Ley Federal de Competencia Económica) was enacted.  The new law grants broader powers to the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) or COFECE, including the abilities to regulate essential facilities, order the divestment of assets and eliminate barriers to competition in order to promote access to the market. The new law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law.

Regulated Revenues

The Rate Regulation establishes a “dual-till” system of price regulation under which certain of our revenues, such as Mexican passenger charges, landing charges, aircraft parking charges and access fees from third parties providing complementary services at our airports, are regulated, while the revenues that we earn from commercial activities in terminals at our Mexican airports, such as the leasing of space to duty-free stores, retailers, restaurants, car rental companies and banks, are not regulated.

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

All other sources of revenues at our Mexican airports are not regulated.  45.8%, 48.8% and 52.6% of our Mexican revenues in 2015, 2016 and 2017, respectively, were derived from regulated sources of revenue.

Each Mexican concession holder is entitled to determine the prices charged for each regulated service and is required to register such prices with the Ministry of Communications and Transportation.  Once registered, those prices are deemed part of its concession, and may only be changed every six months or earlier if there has been a cumulative increase of at least 5.0% in the Mexican producer price index (excluding petroleum) as published by the Mexican Central Bank since the date of the last adjustment and in other specific circumstances.  See “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Special Adjustments to Maximum Rates.”

Current Maximum Rates

Each Mexican airport’s maximum rates from January 1, 2014 to December 31, 2018 were set by the Ministry of Communications and Transportation in December 2013.

The following table sets forth the maximum rates for each of our Mexican airports for the periods indicated.  These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

	Maximum Rates(1)(2)
	Year ended December 31, 2014
	2014	2015	2016	2017	2018
Minatitlán	232.69	231.06	229.44	227.87	226.24
Cozumel	222.53	220.97	219.43	217.90	216.37
Oaxaca	219.06	217.53	216.02	214.50	212.99
Tapachula	217.32	215.80	214.29	212.79	211.30
Huatulco	210.73	209.25	207.78	206.32	204.88
Mérida	185.44	184.13	182.84	181.56	180.30
Cancún	180.26	179.00	177.74	176.50	175.26
Veracruz	177.60	176.36	175.12	173.90	172.68
Villahermosa	168.33	167.15	165.99	164.83	163.68

(1)         Expressed in adjusted Mexican pesos as of December 31, 2017 based on the Mexican producer price index (excluding petroleum).

(2)         Our Mexican concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency.  For the five-year period ending December 31, 2018, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.

Methodology For Determining Future Maximum Rates

The Rate Regulation provides that each Mexican airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:

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

•                  Reference values, which were established in the Mexican concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value.

•                  A discount rate to be determined by the Ministry of Communications and Transportation.  The Mexican concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions.  The Mexican concessions provide that the discount rate shall be at least equal to the average yield of long-term

Mexican government debt securities quoted in the international markets during the prior twenty four months plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico.

Our Mexican concessions specify a discounted cash flow formula to be used to determine the maximum rates that, given the projected pre-tax earnings, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates.

Our Mexican concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency.  For the period beginning January 1, 2014 and ending December 31, 2018, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.

The Mexican concessions provide that each Mexican airport’s reference values, discount rate and the other variables used in calculating the maximum rates are not guarantees and do not in any manner represent an undertaking by the Ministry of Communications and Transportation or the Mexican government as to the performance of any concession holder.  To the extent that the revenues from services subject to price regulation in any period are less than an airport’s maximum rate multiplied by the workload units processed for such period, no adjustment will be made to compensate for this shortfall.

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the daily value of the Unit of Measure and Update.  As of February 1, 2018:  The daily value of the Unit of Measure and Update was Ps.80.6.  As a result, the maximum penalty as of such date could have been Ps.4.0 million (U.S.$205,193).  In the event that a Mexican concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession.  We would face similar sanctions for any violations of the Mexican Airport Law or its regulations.  A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

Special Adjustments to Maximum Rates

Once determined, each Mexican airport’s maximum rates are subject to special adjustment only under the following circumstances:

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

See “Item. 4 Information on the Company—Mexican Regulatory Framework—Master Development Plans.”

Ownership Commitments and Restrictions

The Mexican concessions require us to retain a 51.0% direct ownership interest in each of our nine concession holders throughout the term of these concessions.  Any acquisition by us or one of our concession holders of any additional Mexican airport concessions or of a beneficial interest of 30.0% or more of another concession holder requires the consent of the COFECE.  In addition, the Mexican concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.

Air carriers are prohibited under the Mexican Airport Law from controlling or beneficially owning 5.0% or more of the shares of a holder of an airport concession.  We, and each of our subsidiaries, are similarly restricted from owning 5.0% or more of the shares of any air carrier.

Foreign governments acting in a sovereign capacity are prohibited from owning any direct or indirect equity interest in a holder of a Mexican airport concession.

Reporting, Information and Consent Requirements

Mexican concession holders and third parties providing services at Mexican airports are required to provide the Ministry of Communications and Transportation access to all airport facilities and information relating to an airport’s construction, operation, maintenance and development.  Each concession holder is obligated to maintain statistical records of operations and air traffic movements in its airport and to provide the Ministry of Communications and Transportation with any information that it may request.  Each concession holder is also required to publish its annual audited consolidated financial statements in a principal Mexican newspaper within the first four months of each year.

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

Penalties and Termination and Revocation of Mexican Concessions and Concession Assets

The Mexican Airport Law provides that sanctions of up to 400,000 times the daily value of the Unit of Measure and Update  may be assessed for failures to comply with the terms of a concession.  As of February 1,2018, the daily value of the Unit of Measure and Update was Ps.80.60.  As a result, the maximum penalty as of such date could have been Ps.32.2 million (U.S.$1.6 million).

Under the Mexican Airport Law and the terms of the Mexican concessions, a concession may be terminated upon any of the following events:

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

A Mexican concession’s termination does not exempt the concession holder from liability in connection with the obligations acquired during the term of the concession.

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

A Mexican concession may be revoked by the Ministry of Communications and Transportation under certain conditions, including:

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

Grants of New Mexican Concessions

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

Additionally, under the Mexican Airport Law for the granting of a concession title or the resolution to extend the term thereof, the Ministry of Communications and Transportation shall file before the Ministry of Finance and Public Credit the following:

•                  a favorable opinion regarding the economic profitability of the corresponding project,

•                  the registry of the programs portfolio and investment projects, in terms of the Federal Law on Budget and Treasury Responsibility (Ley Federal de Presupuesto y Responsabilidad Hacendaria), in case public funds are used to finance an airport project, and

•                  the assessment of the considerations that the concession holder shall pay to the federal government in terms of applicable law.  For purposes of this section, the Ministry of Communications and Transportation shall submit a proposal of said considerations to the Ministry of Finance and Public Credit.

Environmental Matters

Our Mexican operations are subject to federal, state and municipal laws, regulations and official standards relating to the protection of the environment and natural resources.

The main Mexican environmental laws include the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), or the Ecological Law, which is administered by Procuraduría Federal de Protección Ambiental (“PROFEPA”), the enforcement arm of the Mexican Environmental and National Resources Ministry (Secretaría de Medio Ambiente y Recursos Naturales) and the Law of National Waters (Ley de Aguas Nacionales) and its regulations, which are administered by the Mexican National Water Commission (Comisión Nacional del Agua), or the CNA.

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

PUERTO RICAN REGULATORY FRAMEWORK

Puerto Rican Sources of Regulation

The following are the principal laws, regulations and instruments that govern the business and operation of the LMM Airport owned by Aerostar, our joint venture with PSP Investments:

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

The FAA’s Airport Privatization Program was established by the U.S. Congress to explore privatization as a means of generating capital for airport improvement and development.  Through the program, private companies may own, manage, lease and develop public airports.  The 2012 Reauthorization Act (the “Act”) increased the number of airports that can participate in the program from five to ten.  The Act also authorized the FAA to permit up to 10 public airport sponsors to sell or lease an airport with certain restrictions and to exempt the sponsors from certain federal requirements that could otherwise make privatization impractical.  Under this program, the airport’s owners or lease holders may be exempt from repayment of federal grants, return of property acquired with federal assistance and the use of proceeds from the airport’s sale or lease to be used exclusively for the airport’s purposes.  The Act also provides that a private operator may receive Airport Improvement Program and discretionary grants, collect Passenger Facility Charges and charge reasonable fees,  provided that the airport demonstrates compliance with nine key statutory and regulatory conditions, including applicable Airport Improvement Program grant assurances, Passenger Facility Charges assurances, and assurances that it will not “unjustly discriminate,” that the operation of the airport will not be interrupted, that fees imposed on general aviation operators will not increase faster than fees for air carriers, and that collective bargaining agreements for airport employees will not be abrogated.  The pilot program began in

September 1997.  As of December 2017, the most recent date for which this information is available, there were four active applications in the program.

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

Role of the Transportation Security Administration

The TSA is an agency of the Department of Homeland Security that was created after the terrorist attacks of September 11, 2001 to strengthen the security of U.S. transportation systems.  The TSA is responsible for security at U.S. airports and has deployed a federal workforce to screen all commercial airlines passengers and baggage.  The TSA also regulates aviation security.  The TSA employs a risk-based strategy to secure U.S. transportation systems.  In 2017, the TSA had nearly 45,000 security officers who screened more than 2 million passengers each day at 440 federalized airports throughout the U.S.

Role of the Puerto Rico Ports Authority

The Puerto Rico Ports Authority (“PRPA”) is a public corporation and government body created by Law No. 125 on May 7, 1942.  Prior to February 27, 2013, when the transactions contemplated by the Lease Agreement were completed, it was the governing body responsible for the current operations at the LMM Airport.  The PRPA is directed by an Executive Director and a board of directors.  It has a Maritime Department and an Aviation Department.  In addition to leasing the LMM Airport to Aerostar, the Aviation Department owns and operates the airports of Isla Grande, Ponce, Mayaguez, Arecibo, Aguadilla, Culebra, Humacao, Patillas, Vieques and Fajardo.  Finally, PRPA provides firefighting and rescue services at LMM Airport.

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

Our subsidiary Aerostar is liable to the PRPA for the performance of all obligations under the Lease, including obligations arising from third-party contracts as well as any damage to the PRPA-owned assets and to third-party airport users.  Therefore, ASUR is liable for any of Aerostar’s obligations under the Lease.

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

Aerostar must operate the LMM Airport in accordance with all requirements of applicable law, including the FAA’s Airport Operating Certificate, the Airport Security Program approved by the TSA and the Airport Certificate Manual.  Aerostar was also required to deposit U.S.$6.0 million into an escrow account called the Puerto Rico Air Travel Promotion and Support Fund on February 27, 2013.  U.S.$3.0 million, $2.0 million and $1.0 million of the funds in the account were distributed to the Signatory Airlines in March 2015, February 2016 and  February 2017, respectively, which were already paid and the remainder of the funds were distributed in 2017 based on increased passenger traffic.

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

Grants of New Puerto Rican Concessions

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

The level of environmental regulation in Puerto Rico has increased in recent years, and the enforcement of the law is becoming more stringent.  We expect this trend to continue.  We do not expect that compliance with the applicable U.S. federal or Puerto Rico environmental laws and regulations will have a material effect on our financial condition or results of operations.  There can be no assurance, however, that environmental laws and regulations or the enforcement thereof will not change in a manner that could require us to make additional capital contributions to Aerostar, which could have a material adverse effect on our income derived from Aerostar.

COLOMBIAN REGULATORY FRAMEWORK

Applicable Law in Colombia

The following are the principal laws, regulations and instruments that govern the operation of our Colombian airports:

•                  the concession that entitles Airplan to operate our Colombian airports, which was granted on March 13, 2008,

•                  Law 80 of 1993, enacted on October 28, 1993;

•                  Law 105 of 1993, enacted on December 30, 1993;

•                  Law 336 of 1996, enacted on December 20, 1996;

•                  Law 1150 of 2007, enacted on July 16, 2007; and

•                  decrees and resolutions governing aeronautical activity enacted by the Colombian Ministry of Transportation and Aerocivil.

Role of the National Infrastructure Agency

The National Infrastructure Agency, or the ANI, is part of the Colombian Ministry of Transportation and represents the principal institution responsible for infrastructure concessions in Colombia.  The ANI was created in 2011 and assumed the duties of its predecessor agency, the National Institute of Concessions.  The ANI is authorized by Decree No 4165 of 2011 to perform the following functions, among others:

•                  identify, evaluate and propose concession initiatives or other forms of public services;

•                  plan the procurement and execution of concession projects or other forms of public-private partnership for the design, construction, maintenance, operation, administration and/or exploitation of public infrastructure and related services identified by the Colombian government;

•                  define procedures for the stages of concession projects, including the planning, pre-awarding, awarding and evaluation of concession projects or other forms of public-private partnership;

•                  coordinate studies and surveys to define and collect information related to concession projects and other forms of public-private partnership, including studies related to tariffs, valuation and environmental matters;

•                  supervise the technical, legal and financial structuring of concession projects or other forms of public-private partnership in accordance with the policies established by national transportation and economic authorities;

•                  coordinate and manage development processes related to concession projects and other forms of public-private partnerships, including the procurement of licenses and permits and the negotiation and acquisition of properties;

•                  assess and monitor the concession projects and other forms of public-private partnership, as well as propose and implement measures related to risk management and mitigation;

•                  verify concession holders’ compliance with obligations set forth in concession agreements and in policies and guidelines from the relevant authorities; and

•                  coordinate with national authorities such as the National Institute of Roads and Aerocivil with respect to transportation structure of concession projects or other forms of public-private partnership.

In 2013, the ANI replaced Aerocivil as the government agency responsible for managing and enforcing the Airplan concession agreement.

Role of Aerocivil

The Special Administrative Unit of Civil Aeronautics, or Aerocivil, is a government agency of the Colombian Ministry of Transportation.  Aerocivil is the principal regulator of civil aviation, the aviation industry and the Colombian airspace.  Aerocivil is authorized by Law 105 of 1993 and Decree 260 of 2004 to perform the following functions, among others:

•                  oversee and regulate air transport and air navigation in Colombia;

•                  collaborate with the Ministry of Transportation and other authorities to define policies, guidelines and general plans for civil aeronautics and air transport for the greater development of Colombia;

•                  monitor and review compliance with national and international policies regarding civil aviation and air transportation;

•                  promote and implement strategies to advance the development of services in the airport sector;

•                  evaluate compliance with aeronautical and air transport regulations at private airports or airports under concession;

•                  promote regional participation and mixed schemes in airport administration;

•                  establish and enforce fees and tariffs for the provision of aeronautical and airport services or those generated by concessions, authorizations, licenses or any other type of income or asset; and

•                  organize and operate aeronautical telecommunications.

In 2013, Aerocivil was replaced by ANI as the authority responsible for managing and enforcing the concession agreement with Airplan.

Role of the Olaya Herrera Airport Public Authority

The Olaya Herrera Airport Public Authority (Establecimiento Público Aeropuerto Olaya Herrera), or AOH, is a municipal public entity that, together with Aerocivil, granted the concession agreement to Airplan in 2008.  The AOH has jurisdiction over the physical location of the Enrique Olaya Herrera Airport in Medellín.  Although the AOH executed an administrative contract with ANI to grant the 2008 Airplan concession, the ANI continues to manage the concession.  Pursuant to Decree 2299 of 2001, the purpose and function of AOH is the administration and development of a property granted to the municipality of Medellín for the operation of airport facilities.  In order to achieve this mandate, the AOH is legally entitled to partner with individuals and public and private legal entities.

Scope of Colombian Concession and General Obligations

On March 13, 2008, Aerocivil and the AOH granted Airplan a concession to perform the administration, operation, commercial development, remodeling, maintenance and modernization of José María Córdova International Airport in Rionegro and Enrique Olaya Herrera Airport in Medellín, Los Garzones Airport in Montería, Antonio Roldán Betancourt Airport in Carepa, El Caraño Airport in Quibdó, and Las Brujas Airport in Corozal.

The concession agreement consists of four stages:

•                  an initial 10-month stage known as the previous stage;

•                  an adaptation and modernization stage, which was intended to last five years, but was extended until all airports under the concession execute their investment plan for the development of the airports;

•                  a maintenance stage; and

•                  a reversion stage, in which the concession terminates and all real and other property under the concession reverts to the Colombian government.  This final stage cannot last longer than three months.

We are currently in the adaptation and modernization stage, which we expect to end in December 2018.  The overall duration of the concession depends on the revenues generated by the Colombian airports.  In particular, the concession remains in effect until the date on which any of the following events occur: (i) the regulated revenues generated are equal to expected regulated revenues, provided that the concession agreement has been in force for at least 25 years; or (ii) the concession agreement has been in force for at least 40 years, regardless of whether the regulated revenues generated are equal to the expected revenues.  If our Colombian airports generate regulated revenues that are equal to the expected revenues before the end of the 25-year period, the concession agreement will remain in effect until the end of such period.  As a result, our Colombian concession has a minimum term until 2032 and will expire no later than 2048.

The concession sets forth a series of obligations, including payment of concession fees (a fixed fee that the ANI cannot modify, equal to 19.0% of regulated revenues and non-regulated revenues, invoiced or received by the concession holder), obtaining the ANI’s express approval for large construction, renovation or expansion projects, compliance with applicable environmental legislation, refraining from providing air transport services to passengers, payment of dispute resolution costs and expenses, obtaining necessary licenses and permits required for the activities under the concession and any related requirements regarding the administration, commercial exploitation, operation, resources management, adaptation and maintenance of the airports.  We may not assign the concession without prior written authorization from the AOH and Aerocivil.

On June 25, 2008, in accordance with the concession agreement, for the administration of the resources of the concession and the payment of the obligations in the charge of the concessionaire, Airplan was required to enter into an agreement with Fiduciaria Bancolombia.  The agreement established a trust, with Fiduciaria Bancolombia as trustee, to which all gross income received and capital and debt resources obtained for the purpose of the concession are transferred.  Airplan and the grantor of the concessions are both beneficiaries of the trust, and the trust allocates the income and resources in accordance with the concession agreement.

Committed Investments

Airplan and the Colombian government reached an agreement in 2014 and 2016 with a term of three years and 33 months respectively,  with respect to investment commitments for certain of its airports.  For 2017 and 2018, José María Córdova International Airport has committed investments of U.S.$35.1 million (COP$104.683 million) and U.S.$14.6 million (COP$43.566 million), respectively.  For 2017, Enrique Olaya Herrera Airport has committed investments of U.S.$14.9 thousand (COP$44.5 million).  For 2017, Los Garzones Airport has committed investments of U.S.$1.1 million (COP$3.296 million).  For 2017, El Caraño Airport has committed investments of U.S.$16.1 million (COP$48.032 million).  These amounts have been translated at the rate of COP$2,984.00 per U.S.$1.00, which corresponds to the Colombian Peso Market Exchange Rate (Tasa de cambio representativa del mercado) as of December 31, 2017.  Antonio Roldán Betancourt Airport and Las Brujas Airport do not have any investment commitments with the Colombian government for 2017 and 2018.

The following table presents a summary of the investment commitments for our Colombian airports as of December 31, 2017.

Committed Investments at Our Colombian Airports

Airport	Project Description	Amount Invested (in millions of COP$)	Status as of December 31, 2017
Montería	Runway renovation	10,762.2	Completed
Corozal	Runway renovation	5,757.5	Completed
Medellín (Rionegro)	Runway renovation	28,304.3	Completed
Medellín	Runway renovation	8,321.3	Completed
Quibdó	Runway renovation	16,322,0	Completed
Carepa	Runway renovation	13,6223.5	Completed
Medellín (Rionegro)	Expansion of domestic departures passenger terminal	22,588.6	Completed
Medellín (Rionegro)	Expansion of international departures passenger terminal	25,492.5	In progress
Medellín (Rionegro)	Connections building	15,386.5	In progress
Medellín (Rionegro)	Expansion of international platform	37,749.4	In progress
Quibdó	Expansion of passenger terminal	10,727.7	Completed
Quibdó	Construction of shopping center, hotel and library	72,987.6	Completed
Quibdó	Expansion of runway and platform	86,041.8	Completed
Montería	Expansion of passenger terminal	29,288.8	Completed

Ownership Commitments and Restrictions

Pursuant to the concession agreement, Airplan is required to refrain from allowing Colombian state-owned entities to hold a majority stake in Airplan’s capital stock.  Moreover, unless otherwise approved by the ANI, Airplan shall refrain from allowing the assignment of shares by shareholders that have contributed their financial capacity or experience to fulfill the requirements during the tender process for the concession.

Reporting, Information and Consent Requirements

Pursuant to the concession agreement, the ANI appointed a supervisor to coordinate and oversee the execution of the Colombian concession.  Such supervisor is authorized to give instructions regarding compliance with the concession agreement and to request any information the ANI deems necessary to verify compliance with the obligations of the concession.

Airplan must provide the supervisor with the opinion of an independent auditor by April 30 of each year, along with the financial statements of the previous year.  In addition, Airplan is required to provide financial statements to the supervisor and the ANI on a quarterly basis.

During the adaptation and modernization stage of the concession, Airplan must present the status of the execution of the concession to the supervisor, the ANI and the AOH on a bimonthly basis.  Similarly, during the maintenance stage, Airplan must provide the status of the execution of the concession on a bimonthly basis.

In the event that the supervisor requests any additional information related to the concession agreement, Airplan must deliver such information within three days following the date of the request.

Penalties and Termination of Colombian Concession

In the event of noncompliance with the terms of the Colombian concession agreement, Aerocivil may rescind the agreement and assess a penalty, the amount of which varies depending on the stage of the concession.  Airplan is subject to a maximum penalty of U.S.$20 million during the adaptation and modernization stage.  During the maintenance stage, this maximum penalty may be reduced by 30.0%, 50.0% or 70.0%, depending on when the breach occurs.

Under applicable Colombian laws and the terms of the concession, a concession may be terminated upon any of the following events:

•                  expected revenues are reached, after the concession has been in force for at least 24 years;

•                  the concession has been in force for 40 years, regardless of whether the concession holder has achieved the expected revenues;

•                  the ANI and the AOH unilaterally terminate the concession, provided that any of the following events has occurred:

•                  the requirements of public service or a situation of public order require termination;

•                  dissolution of the concession holder;

•                  bankruptcy of the concession holder;

•                  cessation of payments, bankruptcy or judicial liens of the concession holder seriously affect its ability to satisfy the concession agreement; or

•                  declaration of debarment by the ANI or the AOH as a result of a material breach by the concession holder that affects the concession’s execution in a grave manner, including in the event that the concession holder fails to remedy fines imposed due to noncompliance with the concession agreement.

If the ANI or the AOH declares debarment, they are entitled to take a series of actions in addition to terminating the concession agreement, including collecting a penalty from Airplan and initiating a claim for any additional damage that they may have suffered due to breach of the concession.  Debarment also prohibits the concession holder from contracting with a public entity for five years.  This prohibition extends to the shareholders of the concession holder.

Grants of New Colombian Concessions

The Colombian government may grant new concessions to manage, operate and develop airports.  Such concessions may be granted through a bidding process.  Bidders can be domestic or international and may participate in public tenders either individually or by plural participation schemes.

Under such plural participation schemes, Colombian law authorizes the existence of consortiums, temporary unions and companies that expect to incorporate.  The bidding process consists of several phases, including public notice and request for proposals, as well as technical viability and budget studies carried out by the contracting entity.

Once the bidding process begins, the bidders must present observations and comments to the request for proposals.  Once the contracting entity releases the final version of the request for proposals, the bidding process is finalized and the bidders present their proposals.  The contracting entity reviews each proposal and releases a public assessment report with observations and comments for each bidder, who may submit amendments to proposals under the terms of the original request for proposals.

After the contracting entity releases a final assessment report, it can choose to award the project or decline to grant the project if none of the current proposals addressed the requirements of the request for proposal.

Environmental Matters

Our Colombian operations are subject to federal, state and municipal laws, regulations and official standards relating to the protection of the environment and of natural resources.  The main environmental laws include Law 1682 of 2013, which regulates the environmental regime applicable to transportation and infrastructure projects in Colombia and Decree 1076 of 2017, which regulates environmental licenses and permits.

Under Law 1682 of 2013, concession holders assume responsibility for obtaining the necessary administrative authorizations to initiate the activities under the concession agreement, including environmental licenses and permits.  According to Law 1682 of 2013, maintenance, rehabilitation and improvement activities related to the concession do not require environmental licenses; however, the concession holder must still file a plan with the ANI that will serve as a guide for the ANI and for environmental authorities to perform environmental oversight and follow up on the concession activities.

Under Colombian laws, the concession holder must obtain certain environmental permits for construction activities.  Decree 1076 of 2017 requires an environmental license for activities that have the potential to cause the deterioration of natural renewable resources and significantly modify the surrounding landscape.

Modifications of existing environmental laws and regulations or the adoption of more stringent environmental laws and regulations in Colombia may result in the need for investments that are not currently provided for in our capital expenditures program and may otherwise result in a material adverse effect on our business, results of operations or financial condition.

Although we do not currently expect that compliance with Colombian environmental laws will have a material effect on our financial condition or results of operations, there can be no assurance, however, that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

ORGANIZATIONAL STRUCTURE

The following table sets forth our material consolidated subsidiaries as of December 31, 2017, including our direct and indirect ownership interest in each:

Subsidiary	Ownership Interest	Place of Organization
Aeropuerto de Cancún, S.A. de C.V.	100%	Mexico
Aeropuerto de Cozumel, S.A. de C.V. (1)	100%	Mexico
Aeropuerto de Mérida, S.A. de C.V.	100%	Mexico
Aeropuerto de Huatulco, S.A. de C.V. (2)	100%	Mexico
Aeropuerto de Oaxaca, S.A. de C.V.	100%	Mexico
Aeropuerto de Veracruz, S.A. de C.V. (3)	100%	Mexico
Aeropuerto de Villahermosa, S.A. de C.V.	100%	Mexico
Aeropuerto de Tapachula, S.A. de C.V. (4)	100%	Mexico
Aeropuerto de Minatitlán, S.A. de C.V. (5)	100%	Mexico
Aerostar Airport Holdings, LLC (6)	60%	Commonwealth of Puerto Rico
Sociedad Operadora de Aeropuertos Centro Norte S.A.(7).	92.42%	Colombia
Servicios Aeroportuarios del Sureste, S.A. de C.V.	100%	Mexico
RH Asur, S.A. de C.V.	100%	Mexico

(1)   As of December 31, 2017, Aeropuerto de Cancún, S.A. de C.V., has an 18.1% equity participation in this airport.

(2)   As of December 31, 2017, Aeropuerto de Cancún, S.A. de C.V., has a 21.6% equity participation in this airport.

(3)   As of December 31. 2017, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport, in accordance with the increase in capital stock in October 2014.

(4)   As of December 31. 2017, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.

(5)   As of December 31, 2017, Aeropuerto de Cancún, S.A. de C.V., has a 23.4% equity participation in this airport.

(6) As of June 1, 2017, Aeropuerto de Cancún, S.A. de C.V, has a 60% equity participation in this entity.  On June 1, 2017, we began to consolidate Aerostar results into our financial statements.

(7) As of October 19, 2017, Aeropuerto de Cancún, S.A. de C.V., has a 92.42% equity participation in this group.  On October 19, 2017, we began to consolidate Airplan results into our financial statements.

PROPERTY, PLANT AND EQUIPMENT

Pursuant to the Mexican General Law of National Assets, all real estate and fixtures in our Mexican airports are owned by the Mexican nation.  Each of our Mexican concessions is scheduled to terminate in 2048, although each concession may be extended one or more times for up to an aggregate of an additional fifty years.  The option to extend a concession is subject to our acceptance of any changes to such concession that may be imposed by the Ministry of Communications and Transportation and our compliance with the terms of our current Mexican concessions.  Upon expiration of our                                     Mexican concessions, these assets automatically revert to the Mexican nation, including improvements we may have made during the terms of the concessions, free and clear of any liens and/or encumbrances, and we will be required to indemnify the Mexican government for damages to these assets, except for those caused by normal wear and tear.

Pursuant to the Airplan concession agreement, all real estate and fixtures in our Colombian airports are owned by the Colombian government.  Our concession for the Colombian airports is scheduled to terminate, barring any of the early termination events detailed above, between 2032 and 2048, depending on revenues generated.  The concession may not be extended.  The concession agreement establishes two categories of property:  airport property (granted for the development and execution of the concession agreement) and aeronautical property (controlled and operated by the ANI and AOH for the purpose of facilitating air navigation).  The concession does not grant the concession holder control of aeronautical property, including office buildings and other real estate outside of the Colombian airports.

Upon termination of the concession, all real estate and fixtures in our Colombian airports will revert to the Colombian government.

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

Overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government, six airports in Colombia under concessions granted by the Colombian government and the LMM Airport in San Juan, Puerto Rico.  The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers.  For example, in 2015, 2016 and 2017, 43.6%, 46.5%, and 51.5%, respectively, of our total revenues were derived from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge at our Mexican airports under the price regulation system established by the Ministry of Communications and Transportation.  The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each Mexican airport.  Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers.  At our Mexican airports, revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are primarily affected by the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers, and to a somewhat lesser extent, passenger traffic at our airports. While we expect that aeronautical revenues will continue to represent a majority of our future total revenues, growth of our revenues from commercial activities has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues.

Recent Developments

We purchased a controlling interest in several airports in Colombia

In the spring of 2017, we, through our Cancún Airport subsidiary, entered into agreements to acquire a controlling interest in Sociedad Operadora de Aeropuertos Centro Norte, S.A. (“Airplan”) and Aeropuertos de Oriente S.A.S. (“Oriente”).  In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of the stake in Airplan.  Our acquisition of a controlling stake in Oriente is still pending regulatory approval.  Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín and José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal.

Oriente has concessions to operate the following airports in Colombia: the Simón Bolívar International Airport in Santa Marta, the Almirante Padilla Airport in Riohacha, the Alfonso López Pumarejo Airport in Valledupar, the Camilo Daza International Airport in Cúcuta, the Palonegro International Airport in Bucaramanga and the Yariguíes Airport in Barrancabermeja.  We own 92.42% of the capital stock of Airplan.  If the acquisition of Oriente is consummated, will own approximately 97.26% of the capital stock of Oriente.

We purchased the interest in Airplan for an aggregate price of approximately U.S.$194.5 million (Ps.3,819.9 million at an exchange rate of Ps.19.64 as of December 29, 2017), subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan and Oriente.  We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan from BBVA Bancomer in April 2017 to pay the balance of the purchase price.  The loan had a term of one year and an interest rate calculated on the basis of the 28-day TIIE plus 0.60%.  This loan was paid on October 2017, and we, through our Cancún airport subsidiary, concurrently incurred two loans of Ps.2,000.0 million each, one with BBVA Bancomer and the other with Banco Santander.

The agreements to purchase the interest in Oriente remain subject to regulatory approval by Colombian aviation authorities, including the National Infrastructure Agency (Agencia Nacional de Infraestructura), which grants airport concessions, and the Public Establishment of Olaya Herrera Airport (Establecimiento Público de Aeropuerto Olaya Herrera).  In light of the pending regulatory approvals of the acquisition of Oriente, we and Oriente have agreed to make commercially reasonable efforts to obtain the pending approvals, and, if successful, to negotiate in good faith an adjustment to the purchase price.

For more information on this acquisition, please see “Item 4. Information on the Company—Business Overview—Our Colombian Airports.”

We acquired an additional 10% interest in Aerostar

Highstar sold a 10% interest in Aerostar to Aeropuerto de Cancún, our Cancún subsidiary, pursuant to a Membership Interest Purchase Agreement.   Following the closing of this transaction, Aeropuerto de Cancún now holds a 60% equity interest in Aerostar and, starting June 1, 2017, we began to fully consolidate Aerostar’s results.  In addition, Highstar sold its remaining 40% interest in Aerostar to PSP Investments, pursuant to a separate Membership Interest Purchase Agreement.  Following the closing of both transactions, we now hold a 60% equity interest in Aerostar through our Cancún airport subsidiary, and PSP Investments holds a 40% equity interest through AviAlliance, a wholly owned subsidiary,

Hurricane María, which struck Puerto Rico on September 20, 2017, has impacted Aerostar results.  Since the hurricane, air passenger traffic at LMM Airport has declined.  During the third quarter of 2017, passenger traffic in Puerto Rico decreased 5.5% relative to the same period in 2016.  Passenger traffic in Puerto Rico also decreased 25.4% in October 2017, 31.9% in November 2017, and 23.9% in December 2017 relative to the same periods in 2016.

The remodeling and expansion of the terminal building at the Veracruz International Airport has concluded

At the end of 2015, we concluded an extensive remodeling and expansion project in the terminal building at the Veracruz International Airport, as foreseen in our Master Development Program in Mexico.  In response to increased passenger numbers and with the aim of maintaining service standards, the surface area of the terminal building was expanded by 174% to over 17,500 square meters, with the installation of three new boarding gates with passenger boarding bridges, for a total of 9 gates. The expansion project has created increased capacity in baggage-screening facilities, queuing areas and counters for check-in, security filters, boarding lounges, luggage-reclaim areas and public car parking, among other functional areas of the terminal-building complex. The new design of the terminal building also improves the separation of domestic and international passenger flows.

Terminal 4 at the Cancún International Airport has opened

In order to accommodate projected increases in passenger traffic and operations, we begun construction of Terminal 4 at the Cancún International Airport in January 2016, in accordance with our Master Development Program in Mexico.  Terminal 4 opened in October 2017 and has made Cancún International Airport the country’s second busiest after Mexico City International Airport.  Equipped with a total of 12 boarding gates, Terminal 4 can cater to up to nine million domestic and international passengers a year.  The terminal has increased the airport’s passenger handling capacity to 32 million passengers per year, while full completion of the terminal by 2020 will further increase the capacity to 40 million passengers per year.

The new terminal is located to the west of the existing airport facilities, between runway ends 12L and 12R.  The terminal building currently has a surface area of more than 64,000 square meters, as well as 10 security filters and 12 aircraft parking stands, each with its own boarding bridge.  Terminal 4 has been designed to be easily expandable when capacity increases are required, without causing disruption in day-to-day operations, and will maintain separate passenger flows for domestic and international passengers.  In addition, the terminal has a multi-level floor plan, with the upper level reserved for departing passengers and the mezzanine and lower levels for arriving passengers.  The new terminal consists of ten buildings with two-level double height spaces and a mezzanine level.  The international terminal, which also partners with Mexican domestic airlines Aereoméxico and Interjet, also features 2,540 square meters of retail space with seven duty-free stores.

A new air transport agreement went into effect

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

We participated in a tax amnesty program implemented by the Mexican federal government

When bidding was concluded for the shares of the Mexican airport group that became ASUR, The Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination.  In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes.  As of April 10, 2018, however, our appeal is still pending resolution with respect to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws.  If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

Fluctuation of the Mexican peso

From January 3, 2017 to December 29, 2017, the Mexican peso appreciated by approximately 6.1%, from 20.906 pesos per U.S. dollar on January 3, 2017 to 19.640 pesos per U.S. dollar on December 29, 2017. International passengers and international flights pay tariffs denominated in U.S. dollars. However, these tariffs are generally collected in Mexican pesos 30 to 115 days following the date of each flight, and our maximum rates are set in pesos. Therefore, a significant depreciation of the Mexican peso as compared to the dollar during this 30 to 115 day period could result in us exceeding our maximum rates, which would be a violation of our concession. We set our dollar-denominated tariffs so as to avoid exceeding our maximum rates, and so far, the depreciation in the Mexican peso has not caused us to exceed our maximum rates or required us to issue rebates to avoid exceeding our maximum rates. However, we cannot assure you that the Mexican peso will not depreciate more rapidly, or that we will be able to successfully continue to set our rates so as to avoid exceeding our maximum rates.

The depreciation of the Mexican peso has also had a positive effect on our revenues from commercial operations. Certain of our contracts with commercial services providers are denominated in U.S. dollars, but are collected or converted into Mexican pesos. Therefore, depreciation in the Mexican peso as against the dollar results in us collecting more pesos for dollar-denominated contracts than before the depreciation. If the Mexican peso were to appreciate as against the dollar, however, we would collect fewer pesos in connection with dollar-denominated contracts, which would result in lower commercial revenues. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a result of the depreciation of the Mexican peso or as a result of other factors.

Passenger Traffic Volume and Composition

Our principal source of revenues at our Mexican and Colombian airports is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers).  In 2015, 2016 and 2017, passenger charges represented 80.2%, 79.2% and 75.7% of our aeronautical services revenues and 35.0%, 36.8% and 39.2%, respectively, of our consolidated revenues.  Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.

Volumes in Mexico

In 2015, 2016 and 2017, approximately 44.7%, 45.6% and 46.1% of the passengers traveling through our Mexican airports were domestic.  The total number of Mexican domestic passengers for 2017 increased 10.4% as compared to 2016.  In 2015, 2016 and 2017, 55.3%, 54.4% and 53.9% of the passengers traveling through our Mexican airports were international.  During 2015, 2016, and 2017, 21.3%, 24.4% and 26.4% of our total revenues were derived from passenger charges collected from international passengers traveling through our Mexican airports.

Of the international passengers traveling through our Mexican airports, a majority have historically traveled on flights to or from the United States.  In 2015, 2016 and 2017, for example, 33.8%, 33.2% and 32.5% of the total passengers and 61.1%, 61.1% and 60.2%, respectively, of the international passengers traveling through our Mexican airports arrived or departed on flights originating in or departing to the United States. As a consequence, our results of operations are substantially influenced by U.S. political, economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.  For more information on the potential influence of U.S. political and economic conditions, see “Item 3—Key Information—Risk Factors—Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico and Colombia.”

In addition, a majority of our Mexican passengers traveling domestically has typically traveled on flights to or from Mexico City.  Due to excess demand in the Mexico City Airport, in

2005 commercial passenger carriers started using the Toluca airport, previously used only for private carriers, as an alternative point of departure for the Mexico City area.  Between 2005 and 2008, the percentage of Mexican domestic passengers traveling from or to Mexico City had decreased because of an increase in commercial carriers arriving and departing from Toluca.  However, Mexicana’s bankruptcy in 2009 alleviated the oversaturation in the Mexico City Airport.  As a result, the percentage of travel from Mexico City since then has increased because commercial flights that had been using Toluca as an alternative point of departure for the Mexico City area relocated their operations to Mexico City.  The relocation of these carriers from Toluca to Mexico City since 2009 has resulted once again in excess demand in Mexico City.  Therefore, we expect that many of these carriers may choose Toluca again as an alternative point of departure from the Mexico City area.  Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

Volumes in Puerto Rico

The majority of passenger traffic volume in the LMM Airport consists of domestic passengers traveling from the mainland United States.  In 2017, 87.9% and 12.1% of the passengers traveling through the LMM Airport were domestic and international, respectively.  As with Mexico, our results in Puerto Rico are substantially influenced by economic and political developments in the United States.  In addition, we expect that passenger traffic volumes will be influenced by the progress of recovery efforts from Hurricane Maria.  For more information, see “Item 3—Risk Factors—Risks Related to Our Operations—Hurricanes and other natural disasters have adversely affected our business in the past and could do so again in the future.”

For the period from June 1 through December 31, 2017, we had 4.6 million passengers travel through the LMM Airport.

Volumes in Colombia

The majority of passenger traffic volume in our Colombian airports consists of domestic passengers.  In 2017, 83.9% and 16.1% of the passengers traveling through our Colombian airports were domestic and international, respectively.  Of the international passengers traveling through our Colombian airports, approximately 36.0% traveled on flights originating in or departing to the United States.  Similar to Mexico and Puerto Rico, our results in Colombia may be influenced by economic and political developments in the United States.

For the period from October 19 through December 31, 2017, we had 1.9 million passengers travel through our Colombian airports.

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

Revenues from our Mexican and Colombian airports are subject to a “dual-till” price regulation system.  Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated.  Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our Mexican airports, are regulated by the relevant authorities.  The system of price regulation applicable to our Mexican airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services.  The maximum rates for our Mexican airports have been determined for each year through December 31, 2018.  Aerocivil in Colombia establishes the fees and tariffs for the provision of aeronautical revenues at our Colombian airports.  Each year, our subsidiary Airplan is required to update the fees and tariffs related to its concession, which are then submitted to Aerocivil for its review and approval.

Aeronautical revenues at the LMM Airport are not directly regulated by the government.  However, aeronautical revenues at the LMM Airport are limited by the terms of the Airport Use Agreement, which governs the relationship between our subsidiary Aerostar and the principal airlines serving the LMM Airport.  Pursuant to the agreement, Aerostar is entitled to an annual contribution of U.S.$62 million during the first five years of the term.  From year six onward, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index.

In 2015, 2016 and 2017, 45.8%, 48.8% and 52.6%, respectively, of our total revenues from our Mexican operations and 7.8%, 7.4% and 7.0%, respectively, of our revenues from non-aeronautical services at our Mexican airports were earned from regulated sources of revenues.  Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our Mexican airports by the Ministry of Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Communications and Transportation in Mexico.  In 2017, 46.8% of our total revenues from our Colombian operations were earned from regulated sources of revenues.  Aerocivil in Colombia establishes the tariffs applicable to regulated sources of revenue at our Colombian airports.

The following table sets forth our revenues for the years ended December 31, 2015, 2016 and 2017.

	Year ended December 31,
	2015		2016		2017(1)
	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(2)	4,115.7	45.8%	4,762.5	48.8%	6,743.8	53.6%
Non-regulated Revenues:
Access fees from non-permanent ground transportation	38.5	0.4%	42.9	0.4%	47.8	0.3%
Car parking and related access fees	75.9	0.8%	83.4	0.9%	184.0	1.5%
Other fees	4.9	0.1%	8.6	0.1%	11.1	0.1%
Commercial Services	2,096.2	23.3%	2,646.1	27.1%	3,645.8	29.0%
Other Services	82.7	0.9%	93.0	1.0%	113.1	0.9%
Other Revenues:
Construction Services(3)	2,580.7	28.7%	2,117.0	21.7%	1,844.2	14.6%
Total	8,994.6	100.0%	9,753.5	100.0%	12,589.8	100.0%

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19  to December 31, 2017.

(2)         Includes access fees charged to third parties providing complementary services in our airports, which are classified as non-aeronautical revenues for financial reporting purposes, as well as aeronautical revenues in Puerto Rico, which, although unregulated, are limited by a long-term contract with our airline clients at that airport.

(3)         We are required to account for the revenues and expenses relating to those services.  In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.

Aeronautical Revenue

Mexican Aeronautical Revenues

The system of price regulation applicable to aeronautical revenues at our Mexican airports establishes a maximum rate in Mexican pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services.  The maximum rates for our Mexican airports have been determined for each year through December 31, 2018.  Therefore, our aeronautical revenues are determined largely by the number of workload units at each of our Mexican airports, which is primarily driven by passenger traffic levels.  Aeronautical revenues differ among our Mexican airports to the extent that passenger traffic levels differ among these airports.

Under the Mexican regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5.0%), as long as the total aeronautical revenue per workload unit each year at each of our Mexican airports does not exceed the maximum rate at that airport for that year.  The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our Mexican master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar.  We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers.  Our current agreements with our principal airline customers at our Mexican airports have been renewed.  We do not have any contracts that will expire before April 30, 2018.  Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements.

In 2015, 2016 and 2017, passenger charges at our Mexican airports represented 80.2%, 79.2% and 68.1% of our aeronautical service revenues and 35.0%, 36.8% and 35.3%, respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our Mexican airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future.  There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each Mexican airport are subject to a maximum rate established by the Ministry of Communications and Transportation.  To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing credit notes or discounts to customers as price adjustments.  These price adjustments or discounts constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year.  All discounts and credit notes are issued and recorded in the same year as the service is provided.  In 2015, 2016 and 2017, we did not issue rebates in significant amounts.

Colombian Aeronautical Revenues

Our Colombian airports’ revenues from passenger charges for the use of terminals, takeoff, landing and aircraft movement charges, charges for boarding bridges and aircraft parking charges are regulated by the National Infrastructure Agency pursuant to its concession agreement with our subsidiary Airplan. In 2017, passenger charges at our Colombian airports (which were included in our consolidated revenues only from October 19 to December 31, 2017), represented 2.9% of our consolidated aeronautical revenues and 1.5% of our consolidated revenues.  Our subsidiary Airplan charges tariffs to airlines (relating to domestic routes, international routes and development).  The tariffs are established by Aerocivil, through Resolution 04530 of 2007 and will expire between 2019 and 2032.  As of December 31, 2017, the following airlines at our Colombian airports were subject to such tariffs: Avianca, Iberia, LATAM, Avior, Aeroméxico, Satena and Viva Colombia.

See “Item 4—Information on the Company—Business Overview—Colombia.”

Puerto Rican Aeronautical Revenues

As noted above, aeronautical revenues from our LMM Airport are limited by the Airport Use Agreement between Aerostar and the principal airlines serving the LMM Airport.  Aeronautical revenues include revenues from passenger charges for the use of terminals, landing and aircraft movement charges and aircraft parking charges.  We include aeronautical revenues from LMM Airport in our calculation of total regulated revenues.  In 2017, passenger charges at our LMM Airport (which were included in our consolidated revenues only from June 1 to December 31, 2017), represented 4.7% of our consolidated aeronautical revenues and 2.4% of our consolidated revenues.

The following table sets forth our revenue from aeronautical services from all airports for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2015		2016		2017(1)
	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	3,143.9	80.2%	3,589.2	79.2%	4,908.7	75.7%
Landing charges	216.0	5.5%	279.0	6.1%	593.6	9.2%
Aircraft parking charges	444.6	11.3%	520.9	11.5%	608.7	9.4%
Airport security charges	53.7	1.4%	67.2	1.5%	72.4	1.1%
Passenger walkway charges	63.7	1.6%	75.9	1.7%	300.8	4.6%
Total Aeronautical Revenue	3,921.9	100.0%	4,532.2	100.0%	6,484.2	100.0%

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombian airports for the period from October 19 to December 31, 2017.

The following table sets forth our Mexican revenue from aeronautical services per workload unit for the years indicated. Our Colombian and Puerto Rico airports are not regulated under workload units.

	Year ended December 31,
	2015	2016	2017
	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(1)
Other Information:
Total workload units(2)	26.7	29.0	31.7	9.3%
Aeronautical revenue	3,921.9	4,532.2	5,319.5	17.4%
Aeronautical revenue per workload unit(3)	146.9	156.2	167.8	7.4%

(1)         As compared to the previous year.

(2)         In millions.  Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(3)         Aeronautical revenues per workload unit are expressed in Mexican pesos (not millions of Mexican pesos).

The following table sets forth the number of passengers paying passenger charges for the years indicated.

	Year ended December 31,
Airport	2015	2016	2017(1)	% change 2016-2017
	(in thousands of Mexican pesos, except percentages)
Cancún	9,659.3	10,581.2	11,639.0	10.0%
Mérida	812.0	947.4	1,045.1	10.3%
Villahermosa	634.3	619.5	630.8	1.8%
Other Mexican Airports	1,800.5	1,899.7	2,015.3	6.1%
San Juan	N/A	N/A	8,247.0	N/A
Colombia	N/A	N/A	4,999.9	N/A
Total	12,942.1	14,047.8	28,577.1	103.4%

(1)         Reflects passenger data for full year 2017.  We began consolidating information for our LMM Airport and Colombian airports as of June 1, 2017 and October 19, 2017, respectively.

At our Mexican and Colombian airports, we earn passenger charges from each departing passenger at our airports other than transit passengers, diplomats and infants.

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

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

	Non-aeronautical Revenue
	Year ended December 31,
	2015		2016		2017(1)
	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Non-aeronautical Services:
Commercial	2,121.3	85.1%	2,673.0	86.1%	3,693.5	86.7%
Leasing of space	2,080.1	83.5%	2,627.4	84.6%	3,578.9	84.0%
Access fee	38.5	1.5%	42.9	1.4%	47.9	1.1%
Other	2.7	0.1%	2.7	0.1%	66.7	1.6%
Non Commercial	370.6	14.9%	431.3	13.9%	567.9	13.3%
Leasing of space	93.0	3.7%	108.1	3.5%	121.4	2.8%
Access fee	148.7	6.0%	159.8	5.1%	266.8	6.3%
Other	128.9	5.2%	163.4	5.3%	179.7	4.2%
Total Non-aeronautical Revenue	2,491.9	100.0%	3,104.3	100.0%	4,261.4	100.0%

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19 to December 31, 2017.

The following table sets forth other information about our passengers and revenues for the years indicated:

	Year ended December 31,
	2015	2016	2017(1)
	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(2)
Other Information:
Total terminal passengers(3)	26.1	28.4	37.6	32.3%
Change in non-aeronautical revenue	512.2	612.4	1,157.0	88.9%
Non-aeronautical revenue per terminal passenger(4)	95.4	109.3	113.3	3.7%

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19 to December 31, 2017.

(2)         As compared to previous year.

(3)         In millions.  Excludes transit and general aviation passengers.

(4)         Revenue per passenger amounts are expressed in Mexican pesos (not millions of Mexican pesos).

Our commercial revenues consist primarily of revenues from duty-free shops, food and beverage establishments, retail stores, advertising revenues, parking lots, car rental companies, banking and currency exchange services, teleservices and ground transportation.

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2015	2016	2017(1)
	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Commercial Revenues:
Duty-Free Shops	531.3	640.8	881.7	37.6%
Food and Beverage	334.7	439.1	609.3	38.8%
Retail Stores	712.6	904.5	1,194.7	32.1%
Advertising Revenues	121.9	122.9	139.5	13.5%
Parking Lots	75.8	83.5	184.0	120.4%
Car Rental Companies	161.9	221.1	379.2	71.5%
Banking and Currency Exchange services	69.0	86.8	97.3	12.1%
Teleservices	8.2	10.9	13.0	19.3%
Ground Transportation	41.0	45.5	53.5	17.6%
Other Services	154.0	217.5	325.3	49.6%
Total	2,210.4	2,772.6	3,877.5	39.9%

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19 to December 31, 2017.

The Mexican Ministry of Communications and Transportation does not classify certain of these revenues as “commercial revenues.”  Accordingly, the following table sets forth the reconciliation between commercial revenues classified according to the requirements of the Ministry of Communications and Transportation and commercial revenues classified according to IFRS for the years indicated.

	Year ended December 31,
	2015	2016	2017
	(millions of Mexican pesos)
Non-aeronautical services(1)
Commercial	2,121.3	2,673.0	3,693.5
Commercial revenues(2)
Parking lots	75.8	83.5	184.0
Other services	13.3	16.1	—
Total	2,210.4	2,772.6	3,877.5

(1)         Classified according to the requirements of the Ministry of Communications and Transportation.

(2)         Classified according to IFRS.

Construction Services Revenue

Under IFRS, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services.  In 2015, 2016 and 2017, we recorded Ps.2,580.7 million, Ps.2,117.0 million and Ps.1,844.2 million of revenues from construction services using the percentage of completion method of accounting.  Revenues from construction services are not subject to regulation under our dual-till price regulation system in Mexico, Colombia and Puerto Rico.

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

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2015	2016	2017(1)
	(millions of Mexican pesos)
	Amount	Amount	Amount	% Change
Operating Costs:
Cost of services:
Employee costs	341.8	374.8	654.8	74.7%
Maintenance	213.7	228.9	400.7	75.1%
Safety, security and insurance	155.7	172.6	292.2	69.3%
Utilities	102.6	118.9	251.5	111.5%
Other	330.6	441.2	710.4	61.0%
Total cost of services	1,144.4	1,336.4	2,309.6	72.8%
Costs of construction	2,580.7	2,117.0	1,898.5	(13.9)%
Administrative expenses	197.0	204.8	204.4	(0.2)%
Technical assistance fee	239.1	288.1	346.5	20.3%
Government concession fee	291.5	344.9	468.7	35.9%
Depreciation and amortization:
Depreciation(2)	271.3	332.0	869.7	162.0%
Amortization	197.7	197.7	296.4	49.9%
Goodwill impairment	—	—	4,719.1	—
Total depreciation and amortization	469.0	529.7	5,885.2	1011.1%
Total operating costs	4,921.7	4,820.9	11,113.0	130.5%
Other Information:
Total workload units(3)	26,728.1	29,010.7	31,709.5	9.3%
Cost of services per workload unit(4)	42.8	46.1	48.1	4.3%
Cost of services margin(5)	12.7%	13.7%	14.4%	4.9%

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19 to December 31, 2017.

(2)         Reflects depreciation of fixed assets.

(3)         In thousands.  Under the regulation applicable to our aeronautical revenues at our Mexican airports, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.  Our Colombian and Puerto Rican airports are not regulated by workload unit.

(4)         Cost of services per workload unit at our Mexican airports are expressed in Mexican pesos (not millions of Mexican pesos).  Our Colombian and Puerto Rican airports are not regulated by workload unit.

(5)         Cost of services divided by total revenues, expressed as a percentage.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, as well as utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.

Employee Statutory Profit Sharing

Employee Profit Sharing in Mexico

We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws (“PTU”).  Under this regime, 10.0% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees in Mexico other than the chief executive officer.  The PTU is only applicable within Mexico.  We committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps.14,000 per year for continued service.  These amounts are paid and expensed at the end of each year, and are included in our cost of services.  In 2015, 2016 and 2017, we calculated our obligations in respect of employee statutory profit sharing amount to be Ps.4.9 million, Ps.6.1 million and Ps.6.4 million, respectively.  This amount is included in the Ps.16,275 to be paid to each unionized employee for the year ended December 31, 2017, and is recorded as a cost of service.

Employee Profit Sharing in Puerto Rico

The LMM Airport is not subject to an employee profit sharing regime.

Employee Profit Sharing in Colombia

We are not subject to an employee profit sharing regime in Colombia.

Technical Assistance Fee

Under a technical assistance agreement in Mexico, ITA provides management and consulting services and transfers technical assistance, technological and industry knowledge, as well as experience to us for a fee.  Our results of operations reflect the accrual of the technical assistance fee to ITA under the technical assistance agreement.  The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5.0% of our consolidated earnings before comprehensive financing costs, income taxes and depreciation and amortization (calculated prior to deducting the technical assistance fee).  When calculating our technical assistance fee, we only consider earnings from our Mexican airports.

Government Concession Fee

Mexican Concession Fee

We are subject to the Mexican Federal Duties Law, which requires each of our Mexican airports to pay a concession fee to the Mexican government, which is currently equal to 5.0% of the gross annual revenues (regulated and non-regulated) of each Mexican concession holder obtained from the use of public domain assets pursuant to the terms of its concession.  The concession fee may vary on an annual basis as determined solely by the Mexican federal congress, and there can be no assurance that this fee may not increase in the future.  If the Mexican federal congress increases the concession fee, we are entitled to request an increase in our maximum rates from the Ministry of Communications and Transportation; however, there can be no assurance that the Ministry of Communications and Transportation would honor our request.

Puerto Rican Concession Fee

Our subsidiary Aerostar is required to make annual revenue-sharing payments to the Puerto Rico Ports Authority according to the terms of its Lease Agreement for the LMM Airport.  The Lease Agreement was signed on February 27, 2013 and has an initial term of 40 years.  Aerostar is required to make fixed payments of U.S.$2.5 million per year for the first five years,

5.0% of gross airport revenues for the sixth through thirtieth years and 10% of gross airport revenues for the thirty-first through fortieth years.

Colombian Concession Fee

With respect to our Colombian airports, our subsidiary Airplan is required to pay a concession fee to the National Infrastructure Agency pursuant to the terms of its concession agreement.  The concession fee is a fixed fee equal to 19% of regulated and non-regulated revenues invoiced or received by the concession holder.  The Colombian government cannot modify the concession fee.

Depreciation and Amortization

Mexican Assets

Our depreciation and amortization expenses in Mexico primarily reflect the amortization of the investments realized in our nine Mexican airports under our master development plans.  Our current master development plans went into effect as of January 1, 2014 and expire December 31, 2018.

Puerto Rican Assets

Our depreciation and amortization expenses in Puerto Rico primarily reflect the amortization of the investments realized in LMM Airport under the concession agreement.  The concession agreement is recognized as a service concession because Aerostar does not have the right to control the use of LMM Airport facilities and does not control or receive all the production from the airport’s facilities.

Colombian Assets

Our depreciation and amortization expenses in Colombia primarily reflect the amortization of the investments in the Antonio Roldán Betancourt, El Caraño, José María Córdova, Las Brujas and Los Garzones, and Enrique Olaya Herrera airports.  The useful life for the amortization was determined according to the duration of the Colombian concession, and the amortization rate is calculated based on the percentage of regulated revenue obtained during the period with respect to the total expected income in the Company’s financial model.

Goodwill Impairment

As a result of Hurricane Maria, which struck Puerto Rico on September 20, 2017, we carried out a deterioration test of long-term assets.  After conducting this test, we recognized a Ps.4,719.1 million impairment in the valuation of long-term assets.

Costs of Construction

Mexican and Puerto Rican Costs of Construction

Costs of construction at our Mexican airports and LMM Airport reflect the cost of improvements to our concessioned assets.  In our case, because we hire third parties to provide construction and upgrade services, and we do not recognize a premium on the cost of services, our expenses for those services are equal to our revenues.

Colombian Costs of Construction

Costs of construction at our Colombian airports reflect the cost of improvements to our concessioned assets.  In our case, because we hire third parties to provide construction and upgrade services, and we recognize a premium on the cost of services, our expenses for those services are not equal to our revenues.

Participation in the Results of Joint Ventures

We own a 60.0% joint venture interest in Aerostar, which holds a 40 year concession to operate the LMM Airport.  We have consolidated Aerostar’s financial results into our financial statements.  Prior to June 1, 2017, when we acquired a controlling interest in Aerostar, we accounted for our interest in this investment through the equity method.  During these prior periods, we held a 50% interest in Aerostar.  For more information on our joint venture interest and the LMM Airport investment, see “Item 4.  Information on the Company—History and Development of the Company—Investment in Luis Muñoz Marín (“LMM”) International Airport.”

Taxation

Taxation in Mexico

Our provision for taxes consists of two separate taxes: an income tax (Impuesto Sobre la Renta, or “ISR”) and an asset tax.

Until December 31, 2007, Mexican companies were generally required to pay the greater of their income tax liability (determined at a tax rate of 29.0% in 2007) or their asset tax liability (determined at a tax rate of 1.25% of the average tax value of virtually all of their assets, less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries)).  As a result of changes in the Mexican tax law which went into effect on January 1, 2008, the favorable asset tax balance may be recovered through rebates over the following 10 years of up to 10.0% each year of the total asset tax carry-forward at December 31, 2007, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest amount of asset tax paid during each of the three previous years.  The asset tax carry-forward may be adjusted for changes in the National Consumer Price Index (Índice Nacional de Precios al Consumidor), or NCPI.

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

Taxation in Puerto Rico

Pursuant to our agreement with the Treasury Department of Puerto Rico and the Public Private Partnership Law, our operations at the LMM Airport are subject to a 10.0% income tax.  Earnings distributions and profits derived from the LMM Airport that are covered by the Lease Agreement are also subject to a 10.0% tax.

Taxation in Colombia

Our provision for taxes in Colombia consists of two separate taxes.  We are subject to a 34.0% income tax in Colombia, as well as a 4.0% surcharge that applies to entities with a taxable base greater than COP$800,000.  Our applicable tax rate in Colombia for 2018 and subsequent years is 33.0%.

The Company’s overall tax provisions for 2015, 2016 and 2017 are as follows.

Tax Provisions

	Year ended December 31,
	2015	2016	2017(1)
	(millions of Mexican pesos)
Income Tax
Current Income Tax	1,198.3	1,503.0	1,928.2
Deferred Income Tax	(103.4)	(101.8)	(292.8)
Total Income Tax	1,094.9	1,401.2	1,635.4
Current Asset Tax	5.3	0.9	0.9
Total Asset Tax	5.3	0.9	0.9
Total Tax Provision	1,100.1	1,402.1	1,636.3

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19 to December 31, 2017.

The determination of which taxes are payable and the appropriate tax rate to use therein for the deferred taxes associated with these tax regimes is determined on an individual airport-by-airport basis since we do not file a consolidated income tax return.

In 2017, the VAT tax rate applicable in Mexico was 16.0% (subject to certain extensions), and calculated generally on a monthly cash flow basis.  Companies that engage in the business of selling, rendering services, leasing, importing or exporting goods are subject to VAT.

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

Effects of Inflation and Economic Changes

The following table sets forth, for the periods indicated:

•                  the Mexican inflation rate;

•                  the Colombian inflation rate;

•                  the U.S. inflation rate;

•                  the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period; and

•                  the percentage that the Colombian GDP changed as compared to the previous period.

	Year ended December 31,
	2015	2016	2017
Mexican inflation rate(1)	2.1%	3.4%	6.7%
Colombian inflation rate	5.0%	7.5%	4.3%
U.S. inflation rate(2)	0.7%	2.1%	2.1%
Increase in Mexican GDP(3)	2.5%	2.8%	2.3%
Increase in Colombian GDP	3.1%	2.0%	1.7%

(1)         Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico.  The Mexican consumer price index at year end was 122.51 in 2016 and in 130.81 in 2017.

(2)         As reported by the U.S. Department of Labor, Bureau of Statistics.

(3)         In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of April 20, 2018.

The general condition of the Mexican economy, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect our business and operating results.  For a detailed description of the risks associated with changes to the economy, inflation and interest rates, see “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations.”

Effects of Fluctuation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar.

	Year ended December 31,
	2015	2016	2017
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	16.6%	19.9%	(4.7)%

(1)         Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows:  Ps.20.617 per U.S.$1.00 as of December 30, 2016 and Ps.19.640 as of December 29, 2017.

Changes in the value of the Mexican peso as compared to the dollar have in the past adversely affected, and may in the future adversely affect, our:

•                  Passenger charges.  Passenger charges for international passengers are currently denominated in dollars, while passenger charges for Mexican domestic passengers are denominated in Mexican pesos.  Therefore, our revenues from passenger charges at our Mexican airports (a substantial portion of our business), which are stated herein in Mexican pesos, will be affected by a depreciation or appreciation in the value of the peso as compared as to the dollar.  Passengers charges at our Colombian airports are also affected by changes in the value of the Colombian peso.  Passenger charges for international and domestic passengers at our Colombian airports are denominated in U.S. dollars and Colombian pesos, respectively.

•                  Contracts with commercial service providers.  Many of our contracts with commercial services providers in Mexico are denominated in U.S. dollars, but are collected or converted into Mexican pesos at the time of payment.  Therefore, a depreciation in the peso as against the dollar results in us collecting more pesos for dollar-denominated contracts than before the depreciation, whereas an appreciation of the peso results in us collecting fewer pesos for dollar-denominated contracts.  As a result, if the peso depreciates, and our peso-denominated cost of services does not increase at the same rate as the depreciation of the peso, our commercial revenues increase, whereas an appreciation of the peso or an increase in the peso-denominated cost of our services leads to a decrease in our commercial revenues.  Our contracts with commercial service providers in Colombia are denominated and collected in Colombian pesos.  Our contracts with commercial service providers in Puerto Rico are denominated in and collected in U.S. dollars.

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

•                  Maximum rates in pesos.  Our tariffs for the services we provide to international flights or international passengers in our Mexican airports are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  With respect to our Mexican airports, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight.  We intend to charge prices that are as close as possible to the maximum rates that we can charge.  Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our Mexican airports, possibly leading to the termination of one of our Mexican concessions.  In the event that any one of our Mexican concessions is terminated, our other Mexican concessions may also be terminated.  In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

For a detailed description of the risks associated with fluctuations in the value of the Mexican peso as compared to the U.S. dollar, see “Item 3.  Key Information—Risk Factors—Risks Related to Mexico— Appreciation, depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.”

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated.

Operating Results

	Year Ended December 31,
	2015		2016		2017(1)
	Airport Operating Results	Per Workload Unit(2)	Airport Operating Results	Per Workload Unit(2)	Airport Operating Results	Per Workload Unit(2)
	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)
Cancún(3):
Revenues before solidarity agreement(4):
Aeronautical services	2,877.9	144.6	3,341.9	154.0	3,963.3	165.6
Non-aeronautical services	2,250.7	113.1	2,823.2	130.1	3,401.2	142.2
Construction services	1,846.1	92.8	1,896.3	87.4	1,421.9	59.4
Total revenues before solidarity agreement	6,974.4	350.5	8,061.4	371.5	8,786.4	367.2
Expenses before solidarity agreement	(3,637.9)	(182.8)	(3,998.3)	(184.3)	(3,838.4)	(160.4)
Net operating income before solidarity agreement	3,336.8	167.7	4,063.1	187.2	4,948.0	206.8
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(245.6)	(12.3)	(280.7)	(12.9)	(224.7)	(9.4)
Net operating income after solidarity agreement	3,091.3	155.4	3,782.4	174.3	4,723.3	197.4
Mérida:
Revenues before solidarity agreement:
Aeronautical services	272.1	143.2	334.2	156.0	394.5	167.4
Non-aeronautical services	71.9	37.8	85.1	39.7	97.6	41.4
Construction services	204.5	107.6	98.7	46.1	46.1	19.6
Total revenues before solidarity agreement	548.5	288.6	518.0	241.8	538.2	228.4

	Year Ended December 31,
	2015		2016		2017(1)
	Airport Operating Results	Per Workload Unit(2)	Airport Operating Results	Per Workload Unit(2)	Airport Operating Results	Per Workload Unit(2)
	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)
Expenses before solidarity agreement	(391.1)	(205.8)	(313.5)	(146.4)	(283.7)	(120.4)
Net operating income before solidarity agreement	157.4	82.8	204.5	95.4	254.5	108.0
Solidarity agreement revenues	—	—	—	—	9.5	4.1
Solidarity agreement expenses	(17.7)	(9.3)	(45.8)	(21.4)	—	—
Net operating income after solidarity agreement	139.7	73.5	158.7	74.0	264.0	112.1

Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	174.1	133.9	181.1	140.8	195.6	149.8
Non-aeronautical services	58.3	44.8	62.3	48.5	61.8	47.3
Construction services	61.7	47.5	44.9	34.9	6.3	4.8
Total revenues before solidarity agreement	294.1	226.2	288.3	224.2	263.7	201.9
Expenses before solidarity agreement	(177.3)	(136.4)	(166.0)	(129.1)	(136.2)	(104.3)
Net operating income before solidarity agreement	116.8	89.8	122.3	95.1	127.5	97.6
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(12.3)	(9.5)	(13.0)	(10.1)	(7.8)	(6.0)
Net operating income after solidarity agreement	104.5	80.3	109.3	85.0	119.7	91.6

Other Mexican Airports:(5)
Revenues before solidarity agreement:
Aeronautical services	597.8	157.3	675.0	173.6	766.1	185.9
Non-aeronautical services	111.0	29.2	133.7	34.4	149.2	36.2
Construction services	468.4	123.3	77.1	19.8	106.7	25.9
Total revenues before solidarity agreement	1,177.2	309.8	885.8	227.8	1,021.9	248.0
Expenses before solidarity agreement	(916.7)	(241.2)	(556.2)	(143.1)	(620.2)	(150.5)
Net operating income (loss) before solidarity agreement	260.5	68.6	329.6	84.7	401.7	97.5
Solidarity agreement revenues	103.2	27.2	—	—	—	—
Solidarity agreement expenses	(7.6)	(2.0)	(7.4)	(1.9)	(24.5)	(5.9)
Net operating (loss) income after solidarity agreement	356.1	93.8	322.2	82.8	377.2	91.6

San Juan:
Revenues:
Aeronautical services	N/A	N/A	N/A	N/A	939.0	N/A
Non-aeronautical services	N/A	N/A	N/A	N/A	482.6	N/A
Construction services	N/A	N/A	N/A	N/A	75.9	N/A
Total revenues	N/A	N/A	N/A	N/A	1,497.5	N/A
Expenses	N/A	N/A	N/A	N/A	(1,186.0)	N/A
Net operating income	N/A	N/A	N/A	N/A	311.5	N/A
Colombia Airports(6):
Revenues:
Aeronautical services	N/A	N/A	N/A	N/A	225.7	N/A
Non-aeronautical services	N/A	N/A	N/A	N/A	69.1	N/A
Construction services	N/A	N/A	N/A	N/A	187.3	N/A
Total revenues	N/A	N/A	N/A	N/A	482.1	N/A
Expenses	N/A	N/A	N/A	N/A	(481.3)	N/A
Net operating income	N/A	N/A	N/A	N/A	0.8	N/A
Holding & Service Companies:(7)
Revenues before solidarity agreement:
Other(8)	1,008.8	N/A	1,108.6	N/A	1,244.9	N/A
Total revenues before solidarity agreement	1,008.8	N/A	1,108.6	N/A	1,244.9	N/A
Expenses before solidarity agreement	(807.4)	N/A	(895.5)	N/A	(994.3)	N/A

	Year Ended December 31,
	2015		2016		2017(1)
	Airport Operating Results	Per Workload Unit(2)	Airport Operating Results	Per Workload Unit(2)	Airport Operating Results		Per Workload Unit(2)
	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)		(Mexican pesos)
Net operating income before solidarity agreement	201.4	N/A	213.1	N/A	250.6		N/A
Solidarity agreement revenues	283.1	N/A	346.9	N/A	247.4		N/A
Solidarity agreement expenses	(103.2)	N/A	—	N/A	—		N/A
Net operating income after solidarity agreement	381.3	N/A	560.0	N/A	498.0		N/A
Consolidation Adjustment(9):
Total Revenues	(1,395.1)	N/A	(1,455.5)	N/A	(1,501.8)		N/A
Expenses	1,395.1	N/A	1,455.5	N/A	6,319.5		N/A
Total:
Revenues:
Aeronautical services	3,921.9	146.9	4,532.2	156.3	6,484.2		N/A
Non-aeronautical services	2,491.9	93.3	3,104.3	107.0	4,261.4		N/A
Construction services	2,580.7	96.7	2,117.0	73.0	1,844.2		N/A
Total revenues	8,994.5	336.9	9,753.5	336.3	12,589.8		N/A
Expenses	(4,921.7)	(184.3)	(4,820.9)	(166.2)	(11,113.0	) (10)	N/A
Net operating income	4,072.9	152.6	4,932.6	170.1	1,476.8		N/A

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19 to December 31, 2017.

(2)         Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(3)         Reflects the results of operations of our Cancún airport and two Cancún airport services subsidiaries on a consolidated basis.

(4)         We and only our Mexican subsidiaries have entered into intercompany agreements that affect the revenues, operating costs and income at our individual subsidiaries but not on a consolidated basis.  One of these agreements is the “Solidarity Agreement,” pursuant to which each of our Mexican subsidiaries pays a fee to Grupo Aeroportuario del Sureste, S.A.B. de C.V., or GAS, our parent company, in exchange for which GAS guarantees the ongoing viability of that Mexican subsidiary’s concession, including, in the case of certain Mexican subsidiaries, by making payments to those subsidiaries to ensure that they have the resources to comply with their master development plans and other regulatory obligations.  Revenues, expenses and income related to the Solidarity Agreement apply only to our Mexican operations.

(5)         Reflects the results of operations of our airports located in Veracruz, Minatitlán, Oaxaca, Huatulco, Tapachula and Cozumel.

(6)         Reflects the results of operations of our airports located in Medellín, Rionegro, Montería, Carepa, Quibdó and Corozal.

(7)         Reflects the results of operations of our parent holding company and our services subsidiaries.  Because none of these entities hold the concessions for our Mexican airports, we do not report workload unit data for these entities.

(8)         Reflects revenues under intercompany agreements (other than the solidarity agreement) which are eliminated in the consolidation adjustment.

(9)         The consolidation adjustment affects our consolidated net income by eliminating both revenues and expenses from intercompany transactions from all segments.

(10)  Reflects a Ps.4,719.1 million impairment, which was determined while carrying out a deterioration test of long-term assets as a result of the effects of Hurricane Maria in Puerto Rico.

We and our Mexican subsidiaries have entered into intercompany agreements that affect the revenues, operating costs and income at our individual subsidiaries but not on a consolidated basis.  Under the intercompany agreements, our holding company Grupo Aeroportuario del Sureste, S.A.B. de C.V., or GAS, and our administrative services companies provide certain services and guarantees to the Mexican airport operating subsidiaries (which may include payments to certain of our Mexican airport operating subsidiaries), in exchange for which the Mexican airport operating subsidiaries make payments to GAS and the service companies.  One of these agreements is the “Solidarity Agreement,” pursuant to which each of our Mexican subsidiaries pays a fee to our parent company, in exchange for which the parent company guarantees the ongoing viability of that Mexican subsidiary’s concession, including, in the case of certain Mexican subsidiaries, by making payments to those subsidiaries to ensure that they have the resources to comply with their master development plans and other regulatory obligations.  The intercompany agreements also include agreements to provide other routine services, including negotiating regulated tariffs and interfacing with regulators, leasing of commercial real estate, trademark license royalties, marketing services and employee costs.  The costs of these services and guarantees, including the Solidarity Agreement, are actual costs that are charged to individual airports.  In the presentation of our consolidated results, the revenues and expenses generated by these transactions are eliminated because they are intercompany transactions.

Summary Historical Results of Operations

As a result of our acquisition of a controlling stake in both Aerostar and Airplan, our summary consolidated financial and operating information for the fiscal year ended December 31, 2017 includes the consolidation of the LMM Airport and our Colombian airports from June 1, 2017 and October 19, 2017, respectively.  Therefore, financial and operating information for the fiscal year ended December 31, 2017 may not be directly comparable with financial and operating information for prior years.

The following table sets forth our consolidated results of operations for the periods indicated.  The financial information included in the table below is derived from our audited consolidated financial statements.

Consolidated Operating Results

	Year Ended December 31,
	2015		2016		2017(1)
	(thousands of Mexican pesos)
Revenues:
Aeronautical services	Ps.	3,921,949	Ps.	4,532,194	Ps.	6,484,219
Non-aeronautical services	2,491,941		3,104,343		4,261,383
Construction services	2,580,707		2,116,954		1,844,216
Total revenues	8,994,597		9,753,491		12,589,818
Operating Expenses:
Cost of services	(1,144,327)		(1,336,385)		(2,309,625)
Administrative expenses	(196,990)		(204,843)		(204,418)
Costs of construction	(2,580,707)		(2,116,954)		(1,898,550)
Technical assistance fee(2)	(239,175)		(288,111)		(346,487)
Government concession fee(3)	(291,505)		(344,939)		(468,695)
Depreciation and amortization	(468,996)		(529,660)		(1,166,114)
Goodwill impairment	—		—		(4,719,096)
Total operating expenses	(4,921,700)		(4,820,892)		(11,112,985)
Net operating income	4,072,897		4,932,599		1,476,833
Comprehensive Financing Result:
Interest income, net	58,701		58,383		(373,044)
Exchange gains (losses), net	(168,664)		(103,852)		141,210
Gain (loss) on valuation of financial instruments	—		—		—
Net comprehensive financing income result	(109,963)		(45,469)		(231,834)
Participation in the results of joint ventures(6)	50,923		144,248		112,345
Gain from business combination					7,029,200
Income before taxes	4,013,857		5,031,378		8,386,544
Provisions for taxes	(1,100,122)		(1,402,116)		(1,636,379)
Net income	2,913,735		3,629,262		6,750,165
Other Operating Data:
Operating margin(4)	45.3%		50.6%		11.7%
Net margin(5)	32.4%		37.2%		53.6%

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19 to December 31, 2017.

(2)         We are required to pay ITA a technical assistance fee based on the technical assistance agreement.  This fee is described in “Item 5.  Operating and Financial Review and Prospects—Operating Costs —Technical Assistance Fee.”

(3)         Each of our Mexican subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law.  The concession fee is currently 5.0% of each concession holder’s gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession.  Our subsidiary Airplan is required to pay a concession fee to the National Infrastructure Agency with respect to concessions for our Colombian airports.  The concession fee is a fixed fee equal to 19.0% of regulated revenues and non-regulated revenues invoiced or received by the concession holder.  Our subsidiary Aerostar is required to make fixed payments to the Puerto Rico Ports Authority of U.S.$2.5 million per year for the first five years, 5.0% of gross airport revenues for the sixth through thirtieth years and 10% of gross airport revenues for the thirty-first through fortieth years.  These fees are described in “Item 5.  Operating and Financial Review and Prospects—Operating Costs—Government Concession Fee.”

(4)         Operating income divided by total revenues, expressed as a percentage.

(5)         Net income divided by total revenues, expressed as a percentage.

(6)         For the periods prior to June 1, 2017, reflects our equity participation in the net income (loss) of our subsidiary Aerostar, the operator of the LMM Airport.  The conversion effect due to fluctuation of the investment in Aerostar shares is presented in stockholders’ equity for the periods prior to June 1, 2017, and not in the income statement.

Results of operations for the year ended December 31, 2017 compared to the year ended December 31, 2016

Revenues

Total consolidated revenues for 2017 were Ps.12,589.8 million, 29.1% higher than the Ps.9,753.5 million recorded in 2016.  The increase in total revenues resulted from increases of 43.1% in aeronautical revenues and 37.3% in non-aeronautical revenues, primarily resulting from an increase in passenger traffic at our Mexican airports and the consolidation of revenues from our San Juan and Colombian airports at May 26, 2017 and October 19, 2017, respectively, partially offset by a 16.5% decrease in construction revenues at our Mexican airports as a result of lower capital expenditures and other investments in concessioned assets.  Total Mexican revenues per workload unit decreased 0.5% from Ps.336.3 in 2016 to Ps.334.7 in 2017, due mainly to the 31.6% decrease in revenues from construction services per workload unit, which are based on capital improvements to concessioned assets and are not directly related to passenger traffic, and therefore workload units, in a given year.

Our consolidated revenues from aeronautical services increased 43.1% to Ps.6,484.2 million in 2017 from Ps.4,532.2 million in 2016, due primarily to an increase in passenger traffic at our Mexican airports and an increase in revenues from aeronautical services at our Mexican airports, in addition to the benefits of aeronautical revenues from our Colombian airports and LMM Airport.  Revenues from passenger charges increased 36.8% to Ps.4,908.7 million in 2017 (83.0% of our aeronautical revenues during the period) from Ps.3,589.2 million in 2016 (79.2% of our aeronautical revenues during the period), reflecting the increase in passenger traffic and the annual increase in our regulated rates.  Mexican aeronautical revenues per workload unit increased 7.4% from Ps.156.3 in 2016 to Ps.167.8 in 2017.

Revenues from non-aeronautical services increased 37.3% to Ps.4,261.4 million in 2017 from Ps.3,104.3 million in 2016.  The primary factors influencing the change in non-aeronautical revenue from 2016 to 2017 were an increase in commercial revenues because of higher passenger traffic during 2017 and improved contractual terms for certain commercial agreements in place.  These factors led to a 32.1% increase in revenues from retail stores and a 37.6% increase in revenues from duty-free shops, mainly reflecting the opening of Terminal 4 at Cancún airport in the fourth quarter of 2017 and the consolidation of our San Juan and

Colombian airports, and a 49.5% increase in other income, which consisted principally of revenue from tourism services and hotel reservation providers. Increases of 71.5% in revenues from car rental companies, 12.1% in revenues from banking and currency exchange services, 38.8% in revenues from food and beverages, 13.5% in advertising revenues, 120.4% in parking lot revenues, 17.6% in revenues from ground transportation and 19.3% in teleservices revenues also contributed to the increase in revenues from non-aeronautical services.  Mexican non-aeronautical revenue per workload unit increased 9.3%, from Ps.107.0 per workload unit in 2016 to Ps.117.0 per workload unit in 2017.

Revenues from construction services decreased 12.9% to Ps.1,844.2 million in 2017 from Ps.2,117.0 million in 2016, mostly due to lower levels of capital improvements and other investments in concessioned assets at our Mexican airports.

Our revenues from regulated sources in 2017 were Ps.6,743.8 million, a 41.6% increase compared to Ps.4,762.5 million in 2016, mainly due to the increase in total passenger traffic, the consolidation of our San Juan and Colombian airports, and the annual increase in our regulated rates.  During 2017, Ps.4,001.8 million of our revenues was derived from non-regulated sources, a 39.2% increase from the Ps.2,874.0 million of revenues derived from non-regulated sources in 2016.  This increase was primarily due to the 39.9% increase in commercial revenues described above, from Ps.2,772.6 million in 2016 to Ps.3,877.5 million in 2017.

Revenues by Airport

Aeronautical revenues increased by 18.6% from Ps.3,341.9 million in 2016 to Ps.3,963.3 million in 2017 at the Cancún Airport, mainly due to the increase of 10.0% in passenger traffic at that airport, as well as a 25.0% increase in passenger charges and a 6.8% increase in airport security charges.  Non-aeronautical revenues increased at Cancún Airport by 20.5% from Ps.2,823.2 million in 2016 to Ps.3,401.2 million in 2017, due principally to the increase in passenger traffic in 2017, the increase in retail stores, mostly due to the opening of Terminal 4 in the fourth quarter of 2017.  Construction services revenues at the Cancún Airport decreased to Ps.1,421.9 million in 2017 from Ps.1,896.3 million in 2016, due to lower levels of capital improvements and investments in concessioned assets at that airport.  Total revenues increased by 9.0% from Ps.8,061.4 million in 2016 to Ps.8,786.4 million in 2017 at the Cancún Airport, largely due to the increase in passenger traffic and improved contractual terms for certain commercial agreements in place.  Revenues per workload unit at the Cancún Airport decreased by 1.2% from Ps.371.5 in 2016 to Ps.367.2 in 2017, primarily because of the decrease in revenues from construction services, as mentioned above.

Aeronautical revenues increased by 18.0% from Ps.334.2 million in 2016 to Ps.394.5 million in 2017 at the Mérida Airport, due to a 10.3% increase in passenger traffic at that airport.  Non-aeronautical revenues increased at Mérida Airport by 14.7% from Ps.85.1 million in 2016 to Ps.97.6 million in 2017, due principally to the increase of 17.9% in commercial revenues because of increased passenger traffic.  Construction services revenues decreased from Ps.98.7 million in 2016 to Ps.46.1 million in 2017.  Revenues overall increased by 3.9% from Ps.518.0 million in 2016 to Ps.538.2 million in 2017 at the Mérida Airport, due to a significant increase in aeronautical revenues from 2016 to 2017.  Revenues per workload unit at the Mérida Airport decreased by 3.9% from Ps.241.8 in 2016 to Ps.232.4 in 2017, principally due to the decrease in construction services revenues.

Aeronautical revenues increased by 8.0% from Ps.181.1 million in 2016 to Ps.195.6 million in 2017 at the Villahermosa Airport, due to a 1.6% increase in passenger traffic at that airport.  Non-aeronautical revenues decreased at Villahermosa Airport by 0.6% from Ps.62.3 million in 2016 to Ps.61.9 million in 2017, due principally to the decrease of 4.1% in commercial revenues.  Construction services revenues decreased from Ps.44.9 million in 2016 to Ps.6.3 million in 2017.  Revenues decreased by 8.5% from Ps.288.3 million in 2016 to Ps.263.7 million in 2017 at the Villahermosa Airport, largely due to a decrease in construction services.  Revenues per workload unit at the Villahermosa Airport decreased by 9.9% from Ps.224.2 in 2016 to Ps.201.9 in 2017, primarily due to decrease in construction services revenues.

Aeronautical revenues at our other six Mexican airports increased by 13.5% from Ps.675.0 million in 2016 to Ps.766.1 million in 2017, due to the 6.1% increase in passenger traffic at those airports.  Non-aeronautical revenues increased by 11.5% from Ps.133.7 million in 2016 to Ps.149.1 million in 2017, due to the opening of new retail outlets and increased passenger traffic.  Construction services revenues increased to Ps.106.7 million in 2017 from Ps.77.1 million in 2016, due primarily to investment contracts made pursuant to the Master Development Program in Mexico.  Revenues increased by 15.4% from Ps.885.8 million in 2016 to Ps.1,021.9 million in 2017 at the other six Mexican airports, due primarily to the increase in construction services revenues.  Revenues per workload unit at our other six Mexican airports increased by 8.9% from Ps.227.8 in 2016 to Ps.248.0 in 2017, principally due to the increase in revenues from construction services.

Aeronautical revenues at the LMM Airport were Ps.939.0 million for the period from June 1 through December 31, 2017.  Non-aeronautical revenues at the LMM Airport were Ps.482.6 million for the period from June 1 through December 31, 2017. Construction services revenues at the LMM Airport were Ps.75.9 million for the period from June 1 through December 31,2017. We recognized  the provision for Ps.40.6 million in maintenance costs for future improvements of the concessioned asset for the period from June 1 through December 31, 2017.

Aeronautical revenues at our six Colombian airports were Ps.225.7 million for the period from October 19 through December 31, 2017.  Non-aeronautical revenues at our Colombian airports were Ps.69.1 million for the period from October 19 through December 31, 2017.  Construction services revenues at our Colombian airports were Ps.187.3 million for the period from October 19 through December 31, 2017.

Revenues from our parent holding company and our administrative services companies increased by 12.3% from Ps.1,108.6 million in 2016 to Ps.1,244.9 million in 2017, due to the increase in payments by our operating subsidiaries under intercompany agreements related to administrative services.  These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps.11,113.0 million in 2017, a 130.5% increase from the Ps.4,820.9 million recorded in 2016, primarily as a result of higher costs attributable to Aerostar due to an impairment in the valuation of long-term assets because of Hurricane Maria.  As a percentage of total revenues, operating expenses represented 88.3% of total revenues in 2017 as compared to 49.4% of total revenues in 2016.  Mexican operating costs per workload unit decreased 12.2%, from Ps.166.2 per workload unit in 2016 to Ps.145.9 per workload unit in 2017, primarily because of the decrease in construction services.

Cost of services increased 72.8% to Ps.2,309.7 million in 2017 from Ps.1,336.4 million in 2016.  The increase was principally due to a 75.1% increase in maintenance costs, from Ps.228.9 million in 2016 to Ps.400.7 million in 2017, as well as costs related to the opening of Terminal 4 at Cancún airport.  The higher cost of sales from convenience stores directly opened by us, a 69.3% increase in safety and security costs and a 111.5% increase in utilities (such as energy, telephone service and fuel) also contributed to the increase in cost of services.  Our Mexican cost of services per workload unit increased 4.3% from Ps.46.1 in 2016 to Ps.48.1 in 2017 because of an increase of 9.3% in the passenger traffic.

Administrative expenses decreased 0.2% to Ps.204.4 million in 2017 from Ps.204.8 million in 2016.  This decrease was primarily attributable to decreases in professional fees.

Technical assistance fees increased by 20.3% to Ps.346.5 million in 2017 from Ps.288.1 million in 2016, and government concession fees increased by 35.9% to Ps.468.7 million in 2017 from Ps.344.9 million in 2016.  The technical assistance fees increased in 2017 due to an increase in aeronautical and commercial revenues, as a consequence of the increase in passengers.  The increase in government concession fees was primarily the result of higher fees paid to the Mexican government, as well as the consolidation of concession fees paid with respect to our Colombian airports and LMM Airport.

Construction costs were Ps.1,898.5 million in 2017 and Ps.2,117.0 million in 2016.  Because we hired a third party to provide all of our construction and upgrade services, our revenues in Mexico and Puerto Rico relating to construction or upgrade services are equal to our expenses in Mexico and Puerto Rico for those services; however, with respect to our Colombian airports, construction revenues were recognized by the method of the degree of realization used in a given period, which is measured  by reference to the proportion of the costs incurred for each construction project and thus there may be differences between the revenues and costs for those services.

Depreciation and amortization costs increased to Ps.1,166.1 million in 2017 from Ps.529.7 million in 2016.  This increase was principally due to the inclusion of depreciation for our Colombian airports starting in the fourth quarter of 2017 and the inclusion of depreciation for LMM Airport in the period from June 1 to December 31, 2017.

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps.4,063.1 million in 2017, a 5.0% decrease from the Ps.4,279.0 million recorded in 2016, primarily as a result of a 25.0% decrease in construction costs from Ps.1,896.3 million in 2016 to Ps.1,421.9 million in 2017, offset by increases of 15.9% and 17.9% in materials and supplies and safety and security costs, respectively.  Operating expenses per workload unit for Cancún Airport were Ps.169.8 in 2017, a 13.9% increase from the Ps.197.2 recorded in 2016.

Operating expenses for Mérida Airport were Ps.274.2 million in 2017, a 23.7% decrease from the Ps.359.3 million recorded in 2016, principally as a result of 53.2% decrease in construction costs from Ps.98.7 million in 2016 to Ps.46.1 million in 2017.  Operating expenses per workload unit for Mérida Airport were Ps.120.4 in 2017, a 30.7% decrease from the Ps.167.8 recorded in 2016.

Operating expenses for Villahermosa Airport were Ps.144.0 million in 2017, a 19.6% decrease from the Ps.179.0 million recorded in 2016, primarily as a result of 85.9% decrease in construction costs from Ps.44.9 million in 2016 to Ps.6.3 million in 2017.  Operating expenses per workload unit for Villahermosa Airport were Ps.110.3 in 2017, a 20.8% decrease from the Ps.139.2 recorded in 2016.

Operating expenses for our six other Mexican airports were Ps.644.7 million in 2017, a 14.4% increase from the Ps.563.6 million recorded in 2016, principally as a result of 38.4% increase in construction costs from 77.1 million in 2016 to 106.7 million in 2017 and 125.7% increase in professional fees from 14.9 million in 2016 to 33.7 million in 2017.  Operating expenses per workload unit for our other six Mexican airports were Ps.156.4 in 2017, a 7.9% increase from the Ps.145.0 recorded in 2016.

Operating expenses for the LMM Airport were Ps.6,003.9 million for the period from June 1 through December 31, 2017.

Operating expenses for our Colombian airports were Ps.481.3 million for the period from October 19 through December 31, 2017.

Operating expenses for our parent holding company and our administrative services companies were Ps.994.3 million in 2017, an 11.0% increase from the Ps.895.5 million recorded in 2016, principally due to an increase in solidarity agreement expenses.

Operating Income

Operating income decreased 70.1% to Ps.1,476.8 million in 2017 from Ps.4,932.6 million in 2016.  This decrease in operating income was primarily a result of the US$240.0 million impairment of goodwill derived from the valuation of our investment in Aerostar, as well as a US$10.4 million impairment in long-term assets as a result of the impact of Hurricane Maria in Puerto Rico.  In addition, the recognition of Ps.98.8 million in amortization of the intangible asset resulting from the valuation of our investment in Aerostar contributed to the decrease in operating income.

Operating Income by Airport

Operating income for Cancún Airport increased by 24.9% to Ps.4,723.3 million in 2017 from Ps.3,782.4 million in 2016, primarily due to the 18.6%.increase in aeronautical revenues.

Operating income per workload unit at Cancún Airport increased 13.3% from Ps.174.3 in 2016 to Ps.197.4 in 2017.

Operating income for Mérida Airport increased by 66.4% to Ps.264.0 million in 2017 from Ps.158.7 million in 2016, mainly because of the 18.0% increase in aeronautical revenues due to higher passenger traffic and the decrease in operating costs.  Operating income per workload unit at Mérida Airport increased 51.5% from Ps.74.0 in 2016 to Ps.112.1 in 2017.

Operating income for Villahermosa Airport increased by 9.5% to Ps.119.7 million in 2017 from Ps.109.3 million in 2016, primarily because of the 8.0% increase in aeronautical revenues due to higher passenger traffic and the decrease in operating costs.  Operating income per workload unit at Villahermosa Airport increased 7.8% from Ps.85.0 in 2016 to Ps.91.6 in 2017.

Operating income for our six other Mexican airports increased by 17.1% to Ps.377.2 million in 2017 from Ps.322.2 million in 2016, principally due to a 13.5% increase in aeronautical revenues and an 11.5%increase in non-aeronautical revenues, which more than offset increased operating costs related to increased construction costs.  Operating income per workload unit at the other six Mexican airports increased 10.6% from Ps.82.8 in 2016 to Ps.91.6 in 2017.

Operating income for the LMM Airport was Ps.311.5 million for the period from June 1 through December 31, 2017.

Operating income for our six Colombian airports was Ps.0.8 million for the period from October 19 through December 31, 2017.

Operating income for our parent holding company and our administrative services companies decreased by 11.1% to Ps.498.0 million in 2017 from Ps.560.0 million in 2016 primarily because of the decrease in payments by our operating subsidiaries under intercompany agreements.

Comprehensive Financing Result

Our net comprehensive financing result was a loss of Ps.231.8 million in 2017 as compared to a loss of Ps.45.5 million in 2016.  This increase in net comprehensive financing loss is primarily due to a 357.2% increase in interest expenses, from Ps.184.6 million in 2016 to Ps.618.8 million in 2017, mainly reflecting a higher loan balance resulting from the consolidation of Aerostar and Airplan.  This was offset by the change from a foreign exchange loss of Ps.103.8 million in 2016 as compared to a foreign exchange gain of Ps.141.2 million in 2017.  The increase in the foreign exchange gain in 2017 compared to 2016 is mainly due to our switch from a foreign currency net liability position in 2016 to a foreign currency net asset position in 2017.

Goodwill Impairment

As a result of Hurricane Maria, which struck Puerto Rico on September 20, 2017, we carried out a deterioration test of long-term assets. After conducting this test, we recognized a Ps.4,719.1 million impairment in the valuation of long-term assets.

Taxes

In 2017, our current income tax provision increased 28.3%, from Ps.1,503.0 million in 2016 to Ps.1,928.2 million in 2017, primarily due to a higher taxable income at Cancún Airport, as well as the consolidation of Aerostar and Airplan.

Our deferred income tax provision increased from a deferred income tax gain of Ps.101.8 million in 2016 to Ps.292.8 million in 2017, mainly due to recognition of the effects of inflation on the fiscal tax balance.

Our asset tax provision in 2017 was Ps.0.9 million and was Ps.0.9 million in 2016.

Our overall effective tax rate in 2017 decreased from 29.0% to 19.3%, primarily as a result of the recognition of the effects of the 6.8% increase in inflation during 2017 on our fiscal tax balance.

Net Income

Net income increased 86.0% to Ps.6,750.2 million in 2017 from Ps.3,629.3 million in 2016.  This increase was mainly as a result of the net gain of the valuation of our investment in Aerostar recognized in the consolidation and the line-by-line consolidation of Aerostar and Airplan in the income statement.

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

Aeronautical revenues increased by 22.8% from Ps.272.1 million in 2015 to Ps.334.2 million in 2016 at the Mérida Airport, due to the depreciation of the Mexican peso against the U.S. dollar and a 16.9% increase in passenger traffic at that airport.  Non-aeronautical revenues increased at Mérida Airport by 18.4% from Ps.71.9 million in 2015 to Ps.85.1 million in 2016, due principally to the increase of 21.0% in commercial revenues because of increased passenger traffic and the depreciation of the Mexican peso against the U.S. dollar.  Construction services revenues decreased from Ps.204.5 million in 2015 to Ps.98.7 million in 2016.  Revenues overall decreased by 5.6% from Ps.548.5 million in 2015 to Ps.518.0 million in 2016 at the Mérida Airport, due to a significant decrease in revenues from construction services from 2015 to 2016.  Revenues per workload unit at the Mérida Airport decreased by 16.2% from Ps.288.6 in 2015 to Ps.241.8 in 2016, principally due to the decrease in construction services revenues.

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

Aeronautical revenues at our other six Mexican airports increased by 12.9% from Ps.597.8 million in 2015 to Ps.675.0 million in 2016, due to the increase of 5.5% in passenger traffic at those airports and the depreciation of the Mexican peso against the U.S. dollar.  Non-aeronautical revenues increased by 20.5% from Ps.111.0 million in 2015 to Ps.133.7 million in 2016, due to the depreciation of the Mexican peso against the U.S. dollar and new retail outlets opening in, and an increase in passenger traffic at, the Veracruz, Oaxaca, Huatulco, and Tapachula airports.  Construction services revenues decreased to Ps.77.1 million in 2016 from Ps.468.4 million in 2015, due primarily to investment contracts under the Master Development Program in Mexico.  Revenues decreased by 24.8% from Ps.1,177.2 million in 2015 to Ps.885.8 million in 2016 at the other six airports, due primarily to the decrease in construction services revenues.  Revenues per workload unit at our other six Mexican airports decreased by 26.5% from Ps.309.8 in 2015 to Ps.227.8 in 2016 principally due to the decrease in revenues from construction services.

Revenues from our parent holding company and our administrative services companies increased by 9.9% from Ps.1,008.8 million in 2015 to Ps.1,108.6 million in 2016, due to the increase in payments by our operating subsidiaries under intercompany agreements related to administrative services.  These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps.4,820.9 million in 2016, a 2.0% decrease from the Ps.4,921.7 million recorded in 2015, primarily as a result of a 18.0% decrease in the cost of construction to Ps.2,117.0 million in 2016 from Ps.2,580.7 million in 2015, this decrease was partially offset by a 20.5% increase in technical assistance fees, an 18.3% increase in government concession fees,  and a 4.0% increase in administrative expenses.  As a percentage of total revenues, operating expenses represented 49.4% of total revenues in 2016 as compared to 54.7% of total revenues in 2015.  Operating costs per workload unit decreased 9.8%, from Ps.184.3 per workload unit in 2015 to Ps.166.2 per workload unit in 2016, primarily because of the decrease in construction costs.

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

Operating expenses for our other six Mexican airports were Ps.563.6 million in 2016, a 39.0% decrease from the Ps.924.3 million recorded in 2015, principally as a result of a 83.5% decrease in construction costs from Ps.468.4 million in 2015 to Ps.77.1 million in 2016.  Operating expenses per workload unit for our other six Mexican airports were Ps.145.0 million in 2016, a 40.4% decrease from the Ps.243.2 recorded in 2015.

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

Comprehensive Financing Result

Our net comprehensive financing result was a loss of Ps.45.5 million in 2016 as compared to a loss of Ps.109.9 million in 2015.  This  decrease in net comprehensive financing loss is primarily due to an increase in interest income of 18.5%, from Ps.155.7 million in 2015 to Ps.184.6 million in 2016, and a 38.4% decrease in the exchange rate loss, from Ps.168.7 million in 2015 to Ps.103.8 million in 2016. The decrease in the exchange rate loss in 2016 compared to 2015 is mainly due to the decrease in the net passive monetary position, despite the increase in the percentage of the loss of value of the peso against the dollar.

Taxes

In 2016, our current income tax provision increased 25.4%, from Ps.1,198.3 million in 2015 to Ps.1,503.0 million in 2016, primarily due to higher net income before taxes caused by certain of our subsidiaries, including the Cancún Airport, Veracruz Airport and taxable income at Huatulco Airport.

Our deferred income tax provision decreased from a deferred income tax gain of Ps.103.4 million in 2015 to Ps.101.8 million in 2016, mainly due to the recognition of the effects of inflation in the fiscal tax balance of our airports and recognition of deferred income tax at Huatulco Airport.

Our asset tax provision in 2016 was Ps.0.9 million and was Ps.5.3 million in 2015.  The Company submitted a request to the Mexican Ministry of Finance and Public Credit to receive an opinion on whether we can retain the right to recover part of the asset tax that was paid in prior years.  As of April 2010, the Ministry of Finance and Public Credit has refused to issue such an opinion to us.  We are currently appealing this decision in Mexican federal court.

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

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances.  However, in 2015, 2016 and 2017, we incurred indebtedness to fund our investments in accordance with our Mexican Master Development Plans and to acquire interest in our Colombian airports and our additional interest in Aerostar.  See “—Indebtedness—Indebtedness in Mexico.”  In 2015, we used Ps.1,530.0 million to pay dividends.  In 2016, we used Ps.1,683.0 million to pay dividends.  In 2017, we used Ps.1,848.0 million to pay dividends.  As of December 31, 2017, we had Ps.4,677.5 million in cash and cash equivalents.

Cash Flows for the year ended December 31, 2017 as compared to cash flows for the year ended December 31, 2016

In 2017, we generated Ps.6,031.1 million in cash flow from operating activities, an increase of 33.7% from Ps.4,509.4 million in 2016, primarily due to an increase in income before income taxes.  As of December 31, 2017, income before income taxes excluding the gain from business combinations and goodwill impairment was Ps.6,076.4 million, reflecting a 20.8% increase from 2016 and an 18.4% increase in the payment of income tax.

In 2017, cash flow generated from financing activities was Ps.81.5 million, a decrease of 104.5% from Ps.1,789.9 million cash flow used from financing activities in 2016, mainly due to entering into Ps.8,000.0 million worth of new loan agreements.  This decrease was partially offset by our repayment of Ps.5,442.2 million with respect to our loans and Ps.628.2 million with respect to interest, and our distribution of Ps.1,848.0 million paid in dividends in 2017, as compared to Ps.1,683.0 million paid in dividends and Ps.106.9 million of interest in 2016.

Cash flow used in investing activities in 2017 was Ps.4,961.1 million, principally as a result of new investments in Airplan of Ps.3,752.1 million and an additional net cash investment of Ps.183.4 million in Aerostar, as well as investments in concessioned assets of Ps.1,471.4 million in 2017, a 18.9% decrease from 2016.  This was partially offset by

Ps.275.4 million and Ps.259.7 million in loans collected from our joint venture and interest received, respectively.

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

Indebtedness

As of December 31, 2017, we had Ps.17,644.0 million in outstanding indebtedness.  As of December 31, 2017, the company has no contracts for interest rate or foreign currency swaps.

Indebtedness in Mexico

In the fourth quarter of 2011, our Cancún airport subsidiary obtained authorization for two new bank loans from Banamex and BBVA Bancomer of U.S.$300.0 million and Ps.1,500.0 million, respectively.  These loans remain subject to certain conditions precedent, including the negotiation of definitive documentation for the loans.  To date, ASUR has not yet made use of the authorized credit lines.  Our Cancún airport subsidiary purchased the interest in Airplan for an aggregate price of approximately U.S.$194.5 million (Ps.3,819.9 million at an exchange rate of Ps.19.64 as of December 29, 2017), subject to pricing adjustments and pursuant to a series of agreements with the shareholders of Airplan.  We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan of Ps.4,000.0 million from BBVA Bancomer in April 2017 to pay the balance of the purchase price.  The loan had a term of one year and an interest rate calculated on the basis of the 28-day TIIE plus 0.60%.  This loan was paid on October 2017, and we, through our Cancún airport subsidiary, concurrently incurred two loans of Ps.2,000.0 million each, one with BBVA Bancomer and the other with Banco Santander.  We have guaranteed our Cancún airport subsidiary’s obligations under these loans.  While the BBVA Bancomer and Banco Santander loans are outstanding, we and our subsidiaries are not permitted to create any liens upon any of our property, make any fundamental change to our corporate structure or sell any of our assets that exceed more than 10.0% of our consolidated total assets as of the most recent fiscal quarter prior to the sale.  These loans require that we and our subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or greater than 3.00:1.00 as of the last day of each fiscal quarter.  If we fail to comply with these covenants, the loans restrict our ability to pay dividends to our shareholders.  As of the date of this report, we were in compliance with these covenants.

Indebtedness in Puerto Rico

On February 15, 2013, our Cancún airport subsidiary executed bank loans with BBVA Bancomer and Merrill Lynch for a total of U.S.$215.0 million.  The credit agreement was amended on July 17, 2015 to increase the maximum amount of the loan commitments to U.S.$300.0 million; however, no additional draws have been made and the principal balance of the loans remained at U.S.$215.0 million as of December 31, 2017.  The credit agreement was amended again on November 16, 2017 to reduce the unsecured term loan commitments to U.S.$145.0 million (which reduction was made concurrently with a repayment of U.S.$70.0 million of the term loans) and extend the maturity of the loans to 2022.  Beginning from November 16, 2017 (the “Closing Date”), interest on the loans is payable every six months through the maturity date, the fifth anniversary of the Closing Date, upon which a final payment of the aggregate principal amount of the loans and any other amounts then outstanding will be made.  The loans are denominated in U.S. dollars and charge interest at a rate equal to the LIBO rate determined for the interest period then in effect plus the applicable margin of 1.525%.  This facility may be used for general corporate purposes, and we have used it to fund our capital contributions and other financial commitments to Aerostar in connection with the upfront payment due under the Lease of the LMM Airport.  We have guaranteed our Cancún airport subsidiary’s obligations under this facility.

While the BBVA Bancomer and Merrill Lynch facility is outstanding, we and our subsidiaries are not permitted to create any liens upon any of our property, make any fundamental change to our corporate structure, or sell any of our assets that exceed more than 10.0% of our consolidated total assets as of the most recent fiscal quarter prior to the sale.  Additionally, the credit facility requires that we and our subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or greater than 3.00:1.00 as of the last day of each fiscal quarter.  If we fail to comply with these covenants, this facility restricts our ability to pay dividends to our shareholders.  Additionally, failure to comply with these covenants would result in all amounts owed under the facility to become due and payable immediately.  As of the date of this report, we were in compliance with those covenants.

On March 21, 2013, our subsidiary Aerostar entered into a U.S.$50.0 million capital expenditure facility and a secured U.S.$10.0 million revolving credit facility with RBC Royal Bank, UBS Financial Services and FirstBank Puerto Rico.  Additionally, Aerostar issued 5.75% senior secured notes with an aggregate principal amount of U.S.$350.0 million in a private placement.  On June 24, 2015, Aerostar issued senior secured notes with an aggregate principal amount of U.S.$50.0 million to refinance the aforementioned capital expenditure facility.  Furthermore, on December 18, 2015, Aerostar entered into a secured U.S.$10.0 million revolving credit facility with Banco Popular de Puerto Rico in order to refinance the March 2013 revolving credit facility and to finance operational working capital needs and general corporate purposes, including capital expenditure projects.  As part of these debt financings, Aerostar was required to pledge its interest in the lease of the LMM Airport as collateral to a leasehold mortgagee assigned by the lenders.  Our Cancún airport subsidiary and its joint venture partner

PSP have pledged their share ownership in Aerostar as collateral for all of these facilities.  Since June 1, 2017, we have consolidated Aerostar’s assets and liabilities into our financial statements.

While the senior secured notes are outstanding, Aerostar is not permitted to create any liens other than permitted liens upon any of our property, make any fundamental change to our corporate structure, or sell more than U.S.$5.0 million of our assets per year.  In addition, the credit facility requires that we and our subsidiaries maintain a debt service coverage ratio of at least 1.50:1.00 through the stated maturity date of the notes.  If we fail to comply with these covenants, this facility restricts our ability to pay dividends to our shareholders.  Failure to comply with these covenants would result in all amounts owed under the facility to become due and payable immediately.  As of the date of this report, we were in compliance with those covenants.

Indebtedness in Colombia

In June 2015, our subsidiary Airplan entered into a series of 10-year syndicated credit facilities with Bancolombia, Banco de Bogotá, Corpbanca Colombia, Banco Davivienda, Banco de Occidente,  Banco Popular and Banco AV Villas.  The terms include an interest rate based on the Depósitos Termino Fijo, or Fixed Term Deposits (“DTF”), plus 4.0% and quarterly principal payments.  Airplan also entered into two short-term loans with Bancolombia and one short-term loan with Banco de Bogotá in August, September and November 2017.  The terms include an interest rate based on Colombia’s banking reference index, the Indicador Bancario de Referencia (“IBR”), plus 2.6% and annual principal payments.

On June 1, 2015, our subsidiary Airplan entered into a 12-year syndicated credit agreement of COP$440,000.0 million with Bancolombia S.A., Banco de Bogotá S.A., Banco Corpbanca Colombia S.A., Banco Davivienda S.A., Banco de Occidente S.A., Banco Popular S.A., Banco AV Villas S.A. and Servicios Financieros S.A. Serfinansa Compañía de Financiamiento. The terms include quarterly principal and rate payments, an interest rate based on the Tasa de Redescuento, or Rediscount Rate, plus 1.5% for one tranche and an interest rate based on the DTF plus 4% for a second tranche. Disbursement of funds was subject to certain conditions precedent, including the creation of a trust for the payment of the syndicated credit agreement through its subaccount, Subcuenta de Deuda, and the resources corresponding to the funds for capital and interest payment. The use of the proceeds of this syndicated credit agreement is limited to the payment of debt and the financing of necessary investments for the execution of the obligatory and complementary works under the concession agreement. In addition, the syndicated credit agreement requires Airplan to keep the concession agreement and the trust agreement in force and to make principal and interest payments on time. Failure to comply with these covenants would result in all amounts owed under the facility becoming due and payable immediately.

On September 27, 2017, Airplan entered into a short-term loan with Bancolombia of COP$5,000.0 million and on August 18, 2017, Airplan entered into a short-term loan with Bancolombia of COP$10,000.0 million. The main terms of these short-term loans include the issuance of a blank promissory note, an interest rate based on the IBR plus 2.75%, monthly interest payments and an annual principal payment on the due date. In each case, failure to make payments on a timely basis would result in all amounts owed under the facility becoming due and payable immediately.

On October 25, 2017, Airplan entered into a short-term loan with Banco de Bogotá of COP$5,000.0 million.  The terms of this short-term loan include the issuance of a blank promissory note, an interest rate based on the IBR plus 2.6%, monthly interest payments and an annual principal payment on the due date. Failure to comply with payments would result in all amounts owed under the facility becoming due and payable immediately.

Capital Expenditures

Under the terms of our Mexican concessions, every five years our Mexican subsidiary concession holders must present a master development plan to the Ministry of Communications and Transportation for approval.  Each master development plan includes concession holders’ investment commitments for the succeeding five-year period, including capital expenditures and improvements.  Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions.

In December 2013, the Ministry of Communications and Transportation approved each of our master development plans.  The current terms of the master development plans went into effect as of January 1, 2014 and will be in effect until December 31, 2018.

Our subsidiary Aerostar, as part of its Lease Agreement with the Puerto Rico Ports Authority, was required to fund and perform certain upgrades at its sole costs and expense, including landscaping improvement work, repair and replacement of jet bridges and repair and replacement of curbs and walkways, among others.  Aerostar completed work on the required upgrades pursuant to the Lease Agreement by December 31, 2014.  Under the Airport Use Agreement, Aerostar is also required to complete certain initial capital projects in order to bring the condition of the LMM Airport to high level consistent with certain standards set forth by Puerto Rican governmental authorities.  For more information on Aerostar’s capital expenditure requirements, see “Item 4—Information on the Company—Puerto Rican Regulatory Framework—Capital Expenditures Required under the Lease Agreement and Airport Use Agreements.”

In 2014 and 2016, our subsidiary Airplan reached an agreement with the Colombian government with respect to investment commitments for certain airports, including José María Córdova International Airport, Enrique Olaya Herrera Airport, Los Garzones Airport and El Caraño Airport.  The 2014 and 2016 agreements have a term of three years and 33 months, respectively.  Under the agreements, Airplan is required to carry out certain projects at our Colombian airports, including renovations of runways and improvements to passenger terminals.  For 2017 and 2018, José María Córdova International Airport has committed investments of U.S.$35.1 million and U.S.$14.6 million, respectively.  For 2017, Enrique Olaya Herrera Airport has committed investments of U.S.$14.9 thousand,  Los Garzones Airport has committed investments of U.S.$1.1 million and El Caraño Airport has committed investments of U.S.$16.1 million.  For additional information see “Item 4—Information on the Company—Colombian Regulatory Framework—Committed Investments.”

The following table sets forth our historical investments in Mexico in the periods indicated.

Year ended December 31,	(thousands of Mexican pesos)
2015	3,102,523
2016	1,902,275
2017	1,288,006

In 2017, we spent Ps.1,288.1 million on capital expenditures, largely on projects at Cancún Airport, including: (i) improvements to the Terminal 3 building; (ii) the construction of the new Terminal 4 building; (iii) the supply and installation of passenger boarding bridges in Terminals 3 and 4; (iv) the expansion of Terminal 3’s commercial platform; (v) the construction of earthfills and pavement for the Terminal 4 platform; and (vi) the construction of wheel treads, connectors and head rests.

In 2016, we spent Ps.1,902.3 million on capital expenditures, largely to continue the projects of 2015, which concluded in August 2017.  In 2015, we spent Ps.3,102.5 million on capital expenditures, largely to continue the projects of 2014, but also to initiate construction of Terminal 4 at Cancún Airport and to renovate runways at Mérida Airport.  The amounts presented in the table above differ from those presented in the Consolidated Statement of Cash Flows because these amounts reflect the budgeted investments in accordance with the Master Development Plan.

We currently intend to fund the investments and working capital required by our business strategy through cash flow from operations and from the indebtedness described above.  We may continue to incur debt to finance all or a portion of these investments in the future.

Critical Accounting Policies

The application of our accounting policies requires that we make judgments, estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses generated during the reporting period.  Estimates and assumptions are based on historical experience and other factors that we consider relevant.  There can be no assurance that actual results will not differ from those estimates and assumptions.  Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment.  Our most critical accounting policies are described briefly below.  For a detailed discussion of the application of these and other accounting policies, see Note 20 of our financial statements.

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

Non-aeronautical service revenues consist primarily of the leasing of space in airport terminals, access fees from third parties providing handling, catering and other services at the airports and miscellaneous other revenues.  The leasing of space to airlines and other commercial tenants currently represents the most significant source of non-aeronautical service revenues.  Lease revenues are accrued monthly, and are determined by applying a percentage on real sales revenues of the lessors (equity) or a minimum agreed upon amount, both of which are set forth in the lease agreements.  We currently perform an estimate for the last days of the month to determine the monthly percentage of income.  We have compared the estimated bases with the real billing and concluded that there were no significant differences.

Rental income is recognized on terminal space that is leased through operating leases.  Such leases stipulate either:  fixed monthly rental fees or fees based on the greater of a minimum monthly rental fee and a specified percentage of the lessee’s monthly revenues or the number of departing passengers.  Access fees and other service revenues are recognized as services are provided.  All amounts are calculated and recognized on a monthly basis.  Although some non-aeronautical service revenues are regulated under the price regulation system in Mexico, revenues from commercial activities (other than the lease of space to airlines and other service providers considered essential for an airport’s operation) are not regulated.

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

Under the Mexican Airport Law and its regulations, our revenues from our Mexican airports are classified as Airport Services, Complementary Services or Commercial Services.  Airport Services consist primarily of the use of runways, taxiways and aprons for landings and departures, aircraft parking, the use of passenger walkways, security services, hangars, automobile parking facilities as well as the general use of terminal space and other infrastructure by aircraft, passengers and cargo, including the lease of space essential for the operation of airlines and complementary service providers.  Complementary Services consist primarily of ramp and handling services, catering, maintenance and repair, as well as related activities to support air carriers.  Revenues from access fees charged to third parties providing complementary services are classified as Airport Services.  Commercial Services consist of services that are not considered essential to the operation of an airport, such as the lease of space to retailers, restaurants and banks.

Under Colombian laws and regulations, our revenues from aeronautical services at our Colombian airports are regulated and primarily derived from passenger charges for the use of terminals, takeoff, landing and aircraft movement charges, charges for boarding bridges and aircraft parking charges.

Reserve for Doubtful Accounts

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

Useful Life of the Airplan Concession

The useful life for the amortization was determined according to the duration of the Colombian concession held by Airplan, and the amortization rate is calculated based on the percentage of regulated revenue obtained during the period with respect to the total expected income in the Company’s financial model.  The concession will have a useful life until the year 2032.  The term of the Colombian concession agreement began with the date of signing the act of commencement of the execution in March 2008, and ends when any of the following events occur: regulated revenues generated are equal to the expected regulated revenues set forth under the concession agreement, provided that at least 15 years have elapsed since the beginning of the concession; and 25 years have elapsed since the date of the execution start certificate.  Pursuant to the concession agreement, the expected regulated revenues will increase after voluntary or mandatory complementary works are delivered to the grantor of the concession.

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

Contingent Liabilities

We are a party to a number of legal proceedings.  Under IFRS, liabilities are recognized in the financial statements when a loss is both estimable and probable.  If the loss is neither probable nor estimable or if the likelihood of a loss is remote, no amounts are recognized in the financial statements.  Based on legal advice we have received from our U.S., Mexican and Colombian counsel and other information available to us, we have not recognized any losses in the financial statements as a result of these proceedings.

Recently Issued Accounting Standards

The following is a list of the new standards and amendments that have been issued by the IASB and applicable to financial periods beginning after January 1, 2017 and subsequent periods.  The Company is still in the process of evaluating the new standards.  For additional information, see Note 18.1 to our consolidated financial statements.

•                  IAS 7, “Disclosure Initiatives”

Amendments to IAS 7 require an explanation of any changes in liabilities arising from financing activities, including changes arising from cash flows and non-monetary changes such as acquisitions, disposals, interest accrued and unrealized exchange differences.  Changes in financial assets must be included in the disclosure if cash flows were, or will be, included in cash flows from financing activities. The Company evaluated has evaluated the effects of the application of IAS 7 and determined that it had no significant effects on the reporting of its consolidated financial statements.

•                  IFRS 9, “Financial Instruments”

Effective January 1, 2018, IFRS 9 replaces the classification and measurement models of IAS 39 “Financial Instruments: Recognition and Measurement” with a single model with two classification categories: amortized cost and fair value.  Classification of debt assets are driven by the entity’s business model for managing the financial assets and the characteristics of the contractual cash flows of the financial assets.

IAS 39 sets forth single model that initially has two classification categories: amortized cost and fair value.  The classification of debt assets will be conducted by the entity’s business model to manage the financial assets and the characteristics of the contractual cash flows of the financial assets.  A debt instrument is measured at amortized cost if: a) the objective of the business model is to maintain the financial asset for obtaining contractual cash flows, and b) the contractual cash flows of the instrument merely represent payments of principal and interest.  The remainder of the debt and equity instruments, including investments in complex debt and equity instruments, must be recognized at fair value. All financial assets movements are recorded in the income statement, except for equity instruments that are not held for sale, which can be recorded in the income statement or in the respective reserves (without being recycled later to the income statement).

For financial liabilities measured at fair value, entities must recognize a portion of the changes in fair value arising from changes in credit risk in the other comprehensive income instead of the income statement.  The new hedge accounting rules (issued in December 2013) align hedge accounting more closely with common risk management practices. As a general rule, it will be easier to apply hedge accounting.  The new standard also introduces requirements for additional disclosures and changes in presentation. In June 2014, the IASB made further changes to the measurement and classification rules and introduced a new impairment model.  With these modifications, IFRS 9 is now complete.  The changes introduce: a third category of measurement (fair value through OCI) for certain financial assets that are capital instruments; a new model of expected loan losses involving a three-stage approach whereby financial assets go through all three phases as their credit quality changes.  The phase dictates how an entity measures impairment losses and applies the effective interest rate method.  A simplified approach is permitted for financial assets that do not have a significant financial component (e.g., accounts receivable). During initial recognition, the entities record losses of day one equal to the expected credit losses over 12 months (or the life of the expected credit losses from accounts receivable), unless the assets are considered impaired credit.  For financial periods beginning before February 1, 2015, entities may elect for early application of IFRS 9 for the following: credit risk requirements for financial liabilities; classification and measurement requirements for financial assets and liabilities and hedge accounting.

The Company initially recognizes bank loans obtained at their fair value, net of the costs incurred in the transaction; the loans are subsequently recorded at their amortized cost.  As a result, the Company does not consider the adoption of IFRS 9 to have a significant effect on its accounting records.  Nonetheless, the Company continues to evaluate the effects of the adoption of this new standard in its accounts receivable and within the assessment of the elements of the standard.  The Company has considered that the new standard could have a non-significant impact within the determination of the estimate for losses of accounts receivable, which will be determined on expected losses, and not incurred.  The Company is in the process of determining the monetary impact of this change and is analyzing each receivable to determine the probable effect of non-recovery.  There is no impact due to the new hedging rules, as the Company does not hold any instruments subject to this accounting treatment.

Our application of IFRS 9 is effective as of January 1, 2018 and was approved by our Audit Committee.

•                  IFRS 15, “Revenue from Contracts with Customers”

Effective January 1, 2018, IFRS 15 replaced IAS 18 and IAS 11, which cover contracts for goods and services and construction contracts, respectively.  The new standard is based on the principle that revenue is recognized when control of a good or service is transferred to a customer.  A five-step process must be applied before recognizing revenue: (i) identifying contracts with respective customers; (ii) identifying the separate yield obligation; (iii) determining the contract’s transaction price; (iv) assigning the transaction price of each yield obligation; and (v) recognizing income when each yield obligation is met.

The key change is that any distinguishable product or service package must be recorded separately, and any discount or price mark-down in the contract must be assigned to each of the elements identified separately. Revenue can be recognized earlier than required by the current rules if the consideration varies for any reason (incentives, rebates, performance charges, royalties, success in the result, etc.).  Minimum amounts must be recorded if there is no significant risk of reversal as defined by IFRS 15. The point at which income can be recognized may vary.  A portion of the revenue that is currently recognized at a point in time at the end of a contract may need to be recognized over the term of the contract and vice versa.

Entities must apply IFRS 15 using one of the following two methods:

•                  Retrospective method: requires applying IFRS 15 to each report period, i.e., restating prior periods in accordance with IAS 8 “Accounting policies, changes in accounting estimates and errors.”

•                  Modified retrospective method: requires applying IFRS 15 only on the date of adoption and no previous reporting periods would be adjusted. Under this method, entities will recognize the cumulative effect of the initial application of IFRS 15 as an adjustment to the initial balance of retained earnings (or some other capital component, as appropriate) in the initial application period.  Comparative periods presented do not require adjustments. For example, if an entity adopts IFRS 15 on January 1, 2018, the accumulated effect would have to be recognized in retained earnings on January 1, 2018.

In 2017, our management carried out an inventory survey of all customer contracts. Management verified the satisfaction of the performance obligations of the contract and validation of the prices stipulated by the type of service provided identified in the contract.  Based on the results, our management believes the adoption of IFRS 15 will not have a significant impact on the consolidated financial statements.  In addition, the Company is analyzing whether regulated monthly income could have an impact on its recognition during interim periods throughout the year.  The Company will apply IFRS 15 using the modified retrospective method.

As of January 1, 2018, there are immaterial changes due to the adoption of IFRS 15, as changes to the new standard refer to reclassifications in various headings in the statement of comprehensive income with no effects on the valuation.  Therefore, there is no change in net income for the year 2016, the amount of which is included in the accumulated results of the comparative financial statements as of December 31, 2017.

Amendments to IFRS 15 “Revenue from contracts with customers” (effective as of January 1, 2018) include guidelines for identifying yield obligations, accounting for intellectual property licenses and evaluation of principal versus agent (presentation of gross income versus reporting of net income), including additional practical files related to the transition to the new standard.

Our application of IFRS 15 is effective as of January 1, 2018 and was approved by our Audit Committee.

•                  IFRS 16, “Leases”

In January 2016, the IASB issued a new standard for lease accounting.  This standard will replace IAS 17, which classifies leases as financial and operational.  IAS 17 identifies leases as “financial” when the risks and benefits of an asset have been transferred, and as “operational” for all other leases.  IFRS 16 eliminates the financial and operational classification and requires the recognition of an asset derived from the “right to use” for most leases, and of a liability reflecting future payments.  The IASB has included exceptions in short-term leases and low-value assets.  These changes are applicable for a lessee’s accounting books, while the guidelines for the lessor are similar to those currently in force.  The most significant effect of the new requirements would be reflected in an increase in lease assets and liabilities, with an effect on the income statement in the depreciation and financing expenses for the assets and liabilities recognized, and a decrease in expenses related to leases previously recognized as operational.  The operating cash flows will be higher as cash payments for the principal portion of the lease liability are classified within financing activities.  This standard is effective for periods beginning on or after January 1, 2019.  Early adoption is permitted if IFRS 15 is also adopted.  As of the date of issuance of the consolidated financial statements, the Company is in the process of evaluating, identifying and quantifying the leases in the balance sheet and income statement.  The Company expects to conclude its analysis during the next year.

Off-balance sheet arrangements

We are not currently, nor have we been, involved in any off-balance sheet arrangement that has or is reasonably likely to have had a current or future effect on our financial statements, changes in liquidity, capital expenditures or capital resources that are material to investors.

Tabular disclosure of contractual obligations

The following table summarizes our material contractual obligations as of December 31, 2017.

	Payments due by period
	(millions of Mexican pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mexican Contractual Obligations
Mexican Master Development Plans(1)	340.6	340.6	—	—	—
Technical Assistance Agreement(2)	316.0	82.8	116.6	116.6	—
Operating Leases	12.4	5.3	7.1	—	—
Colombian Contractual Obligations
Purchase Obligations	272.3	272.3	—	—	—
Operating Leases	0.5	0.5	—	—	—
Puerto Rican Contractual Obligations
Purchase Obligations	—	—	—	—	—
Operating Leases	—	—	—	—	—
Total	941.8	701.5	123.7	116.6	—

	Payments due by period
	(millions of Mexican pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial Liabilities
Bank Loans and Interest	13,810.7	783.5	880.4	5,480.5	6,666.3
Long-Term Debt	12,730.6	654.9	633.1	654.9	10,787.7
Suppliers	428.9	428.9	—	—	—
Accounts payable and accrued expenses	1,175.3	1,175.3	—	—	—
Total	28,145.5	3,042.6	1,513.5	6,135.4	17,454.0

(1)         As of December 31, 2017, based on the Mexican Construction Price Index.  The master development plans, which contain the investment commitments for our airports have been approved for each year through December 31, 2018.  The plans also contain indicative investments for calendar years 2018 through 2028, but these amounts are not binding on us.

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

(1)         Elected by ITA as holder of Series BB shares, with Federico Chávez Peón Mijares as Alternate.  Fernando Chico Pardo is the direct or indirect owner of 50.0% of the shares of ITA and 37,746,297 Series B shares (12.6% of our outstanding shares) as of April 20, 2017.

(2)         Elected by ITA as holder of Series BB shares, with Luis Fernando Lozano Bonfil as Alternate.

(3)         Independent Director

(4)         On April 26, 2012, Aurelio Perez Antón and Luis Chico Pardo were elected as members of the Board of Directors, representing the Series B shares.

(5)         On April 26, 2012, José Antonio Perez Antón was elected as a member of the Board of Directors, representing the Series BB Shares.

(*)         Owner of less than 1.0% of our outstanding shares as of December 31, 2017.

Fernando Chico Pardo.  Mr. Chico Pardo has been a member of our Board of Directors and Chairman of the Board since April 28, 2005.  He was our Chief Executive Officer from January 19, 2007 until June 1, 2011.  He is the founder and President of Promecap, S.C. established in 1997.  Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York), Latin America Representative for Mocatta Metals Corporation, Mexico Representative for Standard Chartered Bank (London) and consultant to BBVA Bancomer.  Mr. Chico Pardo has also been on the boards of directors of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México, BBVA Bancomer, Cultiba and Grupo Posadas de México.  He is 66 years old.  Mr. Chico Pardo was appointed by ITA.

Ricardo Guajardo Touché.  Mr. Guajardo is a member of our Board of Directors and President of our Audit and Corporate Practices Committee.  He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and Chief Executive Officer  of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and Chief Executive Officer of Grupo Vamsa since 1989.  He has served on the Board of Directors of Grupo Bimbo, Almacenes Coppel, Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”), Fomento Económico Mexicano (“FEMSA”), Coca-Cola FEMSA, Transportación Marítima Mexicana (“TMM”), Alfa and El Puerto de Liverpool.  He is 69 years old.  Mr. Guajardo is an independent director.

Francisco Garza Zambrano.  Mr. Garza is a member of our Board of Directors and he has served as President of Cementos Mexicanos of North America and Trading, as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos U.S.A. He was formerly on the Board of Directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Cámara Nacional del Cemento, Club Industrial, A.C. and Fundación Mexicana para la Salud.  He is 62 years old.  Mr. Garza is an independent director.

Guillermo Ortiz Martínez. Mr. Ortiz is a member of our Board of Directors and Financial Expert of the Audit Committee.  He has served as the Chairman of the Board of Directors of Grupo Financiero Banorte.  Previously, he was Governor of the Bank of Mexico for two terms, from 1998 to 2003, and from 2004 to 2009. From 1994 to 1997, he was Mexico’s Public Finance Minister.  Mr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994. Prior to that, between 1984 and 1988, he occupied the post of Executive Director of the International Monetary Fund (IMF).  From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research.  Mr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry.  During 2009 he was employed as Chairman of the Bank for International Settlements based in Basel, Switzerland.  He is 69 years old. Mr. Ortiz is an independent director.

Roberto Servitje Sendra.   Mr. Servitje is a member of our Board of Directors.  He has been the Deputy Chief Executive Officer of Grupo Bimbo (1969), as well as the company’s Chief Executive Officer (1978) Executive President (1990) and Chairman of the Board of Directors (1994-2012).  He has also been a member of the advisory boards of Chrysler Mexico, Grupo Altex, the School of Banking and Commerce and the Hermann International Memorial.  He is 90 years old.  Mr. Servitje is an independent director.

Luis Chico Pardo.  Mr. Chico Pardo is a member of our Board of Directors.  He has held positions as an Economist at the Bank of Mexico, as the Manager of the International Division of the Bank of Mexico, as the General Coordinator of the Credit Department at the Mexican Ministry of Finance and Public Credit, as Chief Executive Officer of Banco Mexicano, as Executive Vice-President of Banco Mexicano Somex, and as Chief Executive Officer of Banco B.C.H.  He is currently a member of the Board of Directors of the venture capital investment firm Promecap.  Mr. Chico Pardo is 77 years old.

Rasmus Christiansen.  Mr. Christiansen previously served as the Chief Executive Officer of Copenhagen Airports International A/S, responsible for management and advisory services for CPH’s international investments. Before joining Copenhagen Airports, Mr. Christiansen was the director and owner of an import/export company in Hungary (1993 — 1999).  Prior to this, he was Vice President of Dolce International, Hotels and Conference centers.  He joined Copenhagen Airports A/S in 1999 as the Development and Acquisitions Director.  In 2005 he became the Vice President and in 2007 CEO of Copenhagen Airports International.  He is also a board member of CPH International A/S and Newcastle International Airport Ltd. as well as Chairman of the Danish Schou Foundation.  Mr. Christiansen is 66 years old and was born in Denmark.

José Antonio Pérez Antón.  Mr. Pérez Antón has been Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005.  He has worked for ADO since 1996.  Mr. Pérez Antón is also currently the Vice President of the Cámara Nacional del Autotransporte de Pasaje y Turismo (the Mexican National Chamber of Intercity and Tourism Transportation, or “CANAPAT”), and is a Counselor at ITI (the Intermodal Transportation Institute, based in Denver).  He is 45 years old.

Aurelio Pérez Alonso.  Mr. Pérez Alonso has been Deputy Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005.  Before joining the Group in 1998, Mr. Pérez Alonso was a consultant for Arthur Andersen and he is currently a member of the Board of Directors of CANAPAT.  He is 46 years old.

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

The following table lists our executive officers, their current position and year of appointment as an executive officer:

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

(1)         Elected by ITA as holder of Series BB shares.

(*)         Owner of less than 1.0% of our outstanding shares as of April 15, 2018.

Adolfo Castro Rivas.   Mr. Castro was appointed as our Chief Executive Officer in June 2011. Mr. Castro has been our Director of Finance (Chief Financial Officer) since January 2000.  Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V.  Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. de C.V. and an auditor and consultant with Coopers & Lybrand.  Mr.  Castro is also member of the Board of Directors of Red de Carreteras de Occidente, S.A.B. de C.V.   He is 53 years old.

Carlos Trueba Coll.   Mr. Trueba has been the Director of Cancún International Airport since March 1, 2010.  Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004).  He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares.  He is 54 years old.

Héctor Navarrete Muñoz.   Mr. Navarrete is the Director of Regional Airports.  Previously, Mr. Navarrete was the Administrator of the Mérida International Airport, Director of the Board of Culture and Tourism of the state of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security.  He is 61 years old.

Claudio Góngora Morales.   Mr. Góngora has been General Counsel since 1999.  He is Legal Director of ASUR (from 2001).  Mr. Góngora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compañía Exploradora del Istmo, S.A. de C.V.  He has been Deputy Legal Director of Comisión de Fomento Minero, as well as Chief Legal Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd.  He is 66 years old.

Manuel Gutiérrez Sola.   Mr. Gutiérrez has been our Chief Commercial Officer since August 7, 2003.  Previously, from October 31, 2002, Mr. Gutiérrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of ASUR’s commercial strategy.  Before that, he was our Concessions Manager since December 2000.  Prior to joining ASUR, Mr. Gutiérrez was Chief Operations Officer of G. Acción S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V.  He is 54 years old.

Agustín Arellano Rodríguez.   Mr. Arellano was appointed as our Chief International Affairs Officer in August, 2013. Mr. Arellano was previously the company’s Chief Infrastructure and Regulations Officer (from 2010). Prior to joining ASUR, Mr. Arellano held a series of positions within the Mexican Air Traffic Control Service, SENEAM, including those of Technical Director and General Director.  He has also been a member of the Boards of Directors of Aeropuertos y Servicios Auxiliares, the Mexican state-owned airport operator and Mexico City International Airport.  Mr. Arellano is currently seconded to our Puerto Rican subsidiary, Aerostar, where he is serving as Chief Executive Officer.  He is 61 years old.

Alejandro Pantoja López.  Mr. Pantoja was appointed as our Chief Infrastructure and Compliance Officer in August 2013.  Previously, he held a series of positions in ASUR, including Administrator of Veracruz International Airport (from 2001 to 2013).  He has also held executive posts in the companies Internacional de Contenedores de Veracruz and Ferrocarril del Sureste.  He is 57 years old.

Share Ownership of Directors and Senior Management

With the exceptions of Fernando Chico Pardo (see “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders”) and Carlos Trueba Coll, directors and senior management do not own shares of ASUR. There are no compensation arrangements under which employees may acquire capital stock of ASUR.

Compensation of Directors and Senior Management

Members of our Board of Directors and the members of our committees received Ps.4.9 million in aggregate compensation for the year ended December 31, 2017.  We paid an aggregate amount of approximately Ps.84.6 million in 2017 for the services of our executive officers.

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

Employees

The following table sets forth the number of employees in various positions as of the end of 2015, 2016 and 2017.

	As of December 31,
	2015	2016	2017
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	136	140	136
Mexico
Cancún Airport	227	234	281
Cozumel Airport	27	27	27
Huatulco Airport	20	23	21
Mérida Airport	52	55	57
Minatitlán Airport	20	19	20
Oaxaca Airport	23	23	24
Tapachula Airport	25	23	23
Veracruz Airport	34	34	34
Villahermosa Airport	30	32	34
Total Mexico	594	610	657
Colombia
Airplan (Corporate Office)			70
Carepa Airport	—	—	26
Corozal Airport	—	—	20
Medellín Airport (Enrique Olaya Herrera)	—	—	53
Rionegro Airport (José María Córdova)	—	—	137
Montería Airport	—	—	54
Quibdó Airport	—	—	29
Total Colombia	—	—	389
San Juan Airport	—	—	88
Total Administrative Employees	594	610	1,134
Unionized Employees(2)
Mexico
Cancún Airport	127	131	141
Cozumel Airport	36	36	34
Huatulco Airport	20	20	20
Mérida Airport	45	44	45
Minatitlán Airport	16	16	17
Oaxaca Airport	22	22	23
Tapachula Airport	24	24	24
Veracruz Airport	28	26	27
Villahermosa Airport	28	29	29
Total Mexico	346	348	360
Colombia
Carepa Airport	—	—	—
Corozal Airport	—	—	—
Medellín Airport (Enrique Olaya Herrera)	—	—	—
Rionegro Airport (José María Córdova)	—	—	—
Montería Airport	—	—	—
Quibdó Airport	—	—	—
Total Colombia	—	—	—
San Juan Airport	—	—	—
Total Union Employees	346	348	360

(1)         In April 2008, we transferred all of the non-unionized administrative employees employed by our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary.

(2)         In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V., a wholly-owned subsidiary.

As of December 31, 2015, 2016 and 2017, we had 940, 958 and 1,494 employees, respectively.

24.1% of our employees on December 31, 2017 were members of labor unions.

All of our Mexican unionized airport personnel are employed by RH Asur, S.A. de C.V, and all of our Mexican non-unionized airport employees are employed by Servicios Aeroportuarios del Sureste, S.A. de C.V.  RH ASUR, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V. are wholly-owned subsidiaries that provide us with administrative and personnel services.

All of our Mexican unionized employees are members of local chapters of the Mexican National Union of Airport Workers.  As of April 2008, the labor relations with our Mexican employees in our airport operating subsidiaries are governed by one collective labor agreement that is negotiated by the local chapter of the union.  Under applicable Mexican labor law, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years.  The last agreement was entered into in 2016.  We believe that our relations with our Mexican employees are good.

Item 7.                                                         Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Capital Stock Structure

The following table sets forth the current ownership of outstanding shares as of April 25, 2018, to the extent of our knowledge.

	Number of Shares		Percentage of total share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
Agrupación Aeroportuaria Internacional III, S.A. de C.V.(1)(2)(4)	16,378,297	—	5.46%	—
ITA, through Bancomext (1)(2)(3)(4)(7)	—	22,950,000	—	7.65%
Servicios Estrategia Patrimonial, S.A. de C.V.(1)(2)(3)(4)(5)	21,368,000	—	7.12%	—
Aberdeen Asset Management(1)(6)	32,945,080	—	10.98%	—
Remer Soluciones, S.A. de C.V.(7)	36,918,290	—	12.31%	—
Other Public(1)	169,440,333	—	56.48%	—

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

(6)      Shares with voting rights and delegated voting rights as of February 6, 2018

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

RELATED PARTY TRANSACTIONS

General

As of December 31, 2015, 2016 and 2017, the accounts pending payment with related parties are as follows:

	At December 31,
	2015	2016	2017
	(millions of Mexican pesos)
Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.(2)	59.3	71.4	82.7
Lava Tap de Chiapas, S. A. de C. V.(1)	0.5	0.3	1.0
Autobuses de Oriente, S.A. de C.V(2)	—	—	—
CAH Colombia, S.A.(2)	—	—	4.1
Total Accounts Payable	59.8	71.7	83.7

(1)         Affiliate of key management personnel

(2)         Shareholder

During the years ending December 31, 2015, 2016 and 2017, the following transactions with related parties were carried out:

	Year Ended December 31,
	2015		2016		2017
	(millions of Mexican pesos)
Commercial revenues	Ps.	14.0	Ps.	15.7	Ps.	18.3
Interest income	—		83.5		69.2
Technical assistance	(239.2)		(288.1)		(346.5)
Administrative services	—		—		—
Leases	(4.1)		(4.8)		(5.0)
Cleaning services	(9.1)		(9.5)		(10.2)
Investment (transport equipment)	—		—		—
Others	(0.9)		(2.5)		—

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

Pursuant to the Technical Assistance Agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us.  Although Copenhagen Airports ceased to be a shareholder in October 2010, and after the consummation of the sale of a company that owns 49.0% of ITA to Grupo ADO, the Technical Assistance Agreement continues in force and will remain in force.  The Technical Assistance Agreement entitles ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our Board of Directors.  The agreement also grants us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement.  The agreement had an initial 15-year term which expired in 2013, and was automatically renewed for a successive five-year term on the same conditions on  December 18, 2013.  We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement).  The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process.  This process is described in “Item 6.  Directors, Senior Management and Employees—Committees.”  In 2015, 2016 and 2017, we recognized expenses of U.S.$10.4 million, U.S.$10.5 million and U.S.$13.5 million, respectively, pursuant to the technical assistance agreement plus additional expenses owed to ITA of approximately U.S.$0.050 million, U.S.$0.008 million in 2015 and 2016, respectively.  We did not owe ITA additional expenses in 2017.

Arrangements with Entities Controlled by Fernando Chico Pardo

We rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.

Compensation to Directors and Officers

In 2015, we provided Ps.34.7 million in compensation to key management personnel and Ps.6.0 million in compensation to the Board of Directors and the committees of the Board of Directors.  In 2016, we provided Ps.40.0 million in compensation to key management personnel and Ps.4.8 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2017, we provided Ps.84.6 million in compensation to key management personnel and Ps.4.9 million in compensation to the Board of Directors and the committees of the Board of Directors.

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

At present, two labor-law claims have been filed against us mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects. We are currently pursuing judicial remedies and no ruling has been handed down at the date of this report. The total amount of these claims is approximately Ps.116.0 million.  As of December 31, 2017, we have not established a provision for this item.

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

In addition, our Cancún airport subsidiary is appealing a decision from the Ministry of Finance and Public Credit concerning a tax issue relating to the amortization of its concession for tax purposes.  See “Item 5. Operating and Financial Review and Prospects—Recent Developments—We participated in a tax amnesty program implemented by the Mexican federal government.”

We do not believe that liabilities related to any of these claims and proceedings against us are reasonably likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

DIVIDENDS

The declaration, amount and payment of dividends are determined by a majority vote of the stockholders present at a stockholders’ meeting and generally, but not necessarily, on the recommendation of the Board of Directors.  So long as the Series BB shares represent at least 7.65% of our capital stock, the declaration and payment of dividends will require the approval of the holders of a majority of the Series BB shares.  Figures included in this subsection are stated in Mexican pesos.

Mexican law requires that at least 5.0% of a company’s net income (on a non-consolidated basis) each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20.0% of its capital stock (without adjustment for inflation).

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends is determined under IFRS.  The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., is Ps.1,075.0 million (which includes the required allocation corresponding to year 2016 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Currently, dividends paid to non-resident holders with respect to our Series B shares and ADSs are subject to Mexican withholding tax at the rate of 10.0% on the gross amount of the dividend distributed.  Dividends paid against the net tax profits accrued on or before December 31, 2013, are not subject to Mexican withholding tax.  Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor of 1.4286 thereafter.  Corporate tax rates of 30.0% in 2013, 2014 and 2015 are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2017, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years.  Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2017, we had Ps.11,704.7 million of distributable earnings, Ps.8,951.9 million of which were not subject to corporate income tax.

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

At the general stockholders’ meeting on April 26, 2017, our stockholders approved an increase in the legal reserve of the Company by Ps.181.9 million from the accumulated net profits for the year ended December 31, 2016.  In that same meeting, our stockholders also approved the payment of an ordinary cash dividend from accumulated retained earnings in the amount of Ps.1.85 billion or Ps.6.16 per share for each outstanding Series B or BB share.  This dividend was payable as of June 15, 2017.  Our stockholders also approved the amount of Ps.1.607 billion from the accumulated net profits for the year ended December 31, 2016 as the maximum amount that may be used by the Company to repurchase its own shares during the 2017 fiscal year.

In the absence of attractive investment opportunities, we intend to continue paying yearly dividends out of our annual net retained earnings.  We do not currently intend to implement a stock repurchase program.

We will declare any future dividends in Mexican pesos.  In the case of Series B shares represented by ADSs, cash dividends are paid to the depositary and, subject to the terms of the Deposit Agreement, converted into and paid in U.S. dollars at the prevailing exchange rate, net of conversion expenses of the depositary.  Fluctuations in exchange rates affect the amount of dividends that ADS holders receive.  For a more detailed discussion, see “Item 10. Additional Information.”

Item 9.                   The Offer and Listing

Stock Price History

The following table sets forth, for the periods indicated, the high and low closing prices for (i) the ADSs on the New York Stock Exchange in U.S. dollars and (ii) our common shares on the Mexican Stock Exchange in Mexican pesos.  For more information, see “Item 10. Additional Information—Exchange Controls” for the exchange rates applicable during the periods set forth below.  The information set forth in the table below reflects actual historical amounts at the trade dates and has not been restated in constant pesos.

The annual high and low market prices for (i) our common shares on the Mexican Stock Exchange in pesos and (ii) the ADSs on the New York Stock Exchange in U.S. dollars over the five most recent financial years is as follows:

	U.S.$ per ADR (1)		Pesos per Series B Share
Years ended December 31,	Low	High	Low	High

2013	99.96	141.50	133.76	173.96

2014	107.00	136.35	142.48	199.43

2015	126.03	165.82	186.63	272.99

2016
First Quarter	121.43	150.71	223.32	260.95
Second Quarter	142.94	160.00	250.47	294.05
Third Quarter	140.18	164.28	276.29	298.03
Fourth Quarter	135.52	164.30	281.45	311.03

2017
First Quarter	134.27	178.95	295.44	335.21
Second Quarter	179.71	213.76	336.12	382.92
Third Quarter	190.75	228.06	346.59	400.00
Fourth Quarter	168.20	192.97	320.53	358.07

	U.S.$ per ADR(1)		Pesos per Series B Share
	Low	High	Low	High
Monthly Prices
October 2017	175.72	192.97	328.85	352.73
November 2017	168.20	182.15	320.53	349.43
December 2017	175.58	185.82	330.72	358.07
January 2018	188.04	201.93	358.53	377.71
February 2018	174.26	199.00	329.89	365.39
March 2018	167.07	181.37	306.42	338.77
April 2018 (through April 19)	167.27	180.99	306.41	327.47

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

As of December 31, 2017, 141 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange.  In 2017, the 10 most actively traded equity issues (excluding banks) represented 65.4% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors.  There is no formal over-the-counter market for securities in Mexico.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 25, 2018:

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

Registration and Transfer

Our shares are registered with the Registro Nacional de Valores (Mexican Securities Registry), as required under the Mexican Ley del Mercado de Valores (Securities Market Law) and regulations issued by the Mexican Comisión Nacional Bancaria y de Valores (Banking and Securities Commission, or “CNBV”). In the event that the registration of our shares with the Mexican Securities Registry is cancelled, we will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the public offer price shall be the higher of the weighted average trading price (based on volume) for our shares for the most recent thirty days on which the price of the shares has been quoted during the six months prior to the commencement of the public offer; provided that in the event the number of days on which shares have been quoted during such six-month period is less than thirty, the days on which the shares were quoted shall be taken into consideration; or if no shares traded during such period, the book value (valor contable) of the shares as calculated in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. Notwithstanding the foregoing, we may be exempted from making the public offer if (i) at least 95.0% of stockholders express their consent, (ii) the aggregate amount of the public offer is lower than 300,000 investment units (unidades de inversión or “UDIs”), and (iii) sufficient resources are transferred to a trust with a minimum term of six months specifically created for purposes of purchasing, at the same price of the offer, the shares of the stockholders that do not tender their shares. Any amendments to the foregoing provisions included in our bylaws require the prior approval of the CNBV and approval by a resolution of an extraordinary stockholders’ meeting adopted by shares representing at least 95.0% of our outstanding capital stock.

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

Ownership of Capital Stock by Subsidiaries

Our subsidiaries may not, directly or indirectly, invest in our shares or shares of any parent company of ASUR, unless such subsidiaries acquired our shares to comply with employee stock option or stock sale plans that are established, granted or designed in favor of the employees or officers of such subsidiaries or through investment companies (sociedades de inversión). The number of shares acquired for such purpose may not exceed 15.0% of our outstanding capital stock.

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

MATERIAL CONTRACTS

Our subsidiaries are parties to the Mexican airport concessions granted by the Ministry of Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits.  See “—Mexican Sources of Regulation” and “—Scope of Concessions and General Obligations of Concession Holders” under “Item 4.  Information on the Company—Mexican Regulatory Framework.”

We have entered into a technical assistance agreement with ITA providing for management and consulting services.  See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA.”

We, through our Cancún subsidiary, have entered into a series of agreements with the shareholders of Airplan and Oriente, entities that hold concessions to operate several airports in Colombia. In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of the stake in Airplan.  Our acquisition of a controlling stake in Oriente is still pending regulatory approval.  See “—Recent Developments” under “Item 5.  Operating and Financial Review and Prospects.”

We, through our subsidiary Airplan, are subject to the Colombian airport concession agreement granted by Aerocivil and the Olaya Herrera Airport Public Authority, under which we are required to perform the administration, operation, commercial development, remodeling, maintenance and modernization the airports in exchange for certain benefits.  See “—Scope of Colombian Concessions and General Obligations” under “Item 4.  Information on the Company—Colombian Regulatory Framework.”

We, through our subsidiary Aerostar, are subject to a lease agreement granted by the Puerto Rico Ports Authority, under which we are required to operate, manage, maintain, improve, enhance, develop and rehabilitate the LMM Airport to provide general, ancillary and complementary airport services to members of the general public in exchange for certain benefits.  See “—Scope of Lease Agreement and General Obligations of Aerostar” under “Item 4.  Information on the Company—Puerto Rican Regulatory Framework.”

EXCHANGE CONTROLS

Mexico has had free market for foreign exchange since 1991 and the government has allowed the Mexican peso to float freely against the U.S. dollar since December 1994.  There can be no assurance that the government will maintain its current foreign exchange policies.  See “Item 3. Key Information—Exchange Rates.”

TAXATION

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs (a “U.S. holder”) and the Mexican tax consequences of the purchase, ownership and disposition of our Series B Shares or ADSs by a

“non-Mexican holder” (as defined below), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell our Series B shares or ADSs.  In particular, the summary deals only with U.S. holders that are initial purchasers of the Series B shares or ADSs and that will hold our Series B shares or ADSs as capital assets, and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, tax-exempt organizations, financial institutions, insurance companies, partnerships or other pass-through entities, persons who own or are deemed to own 10.0% or more of our stock by vote or value, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes.  In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder, nor does it address other tax laws such as the Medicare contribution tax on net investment income.

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

For purposes of Mexican taxation, the definition of residency is highly technical and residency arises in several situations.  Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico or if such individual has his or her home in another country and if his or her “center of vital interests” is located in Mexico and, among other circumstances, more than 50.0% of his or her annual income comes from within Mexico or such individual’s main center of professional activities is located in Mexico.  A legal entity is a resident of Mexico if it has either its principal place of business or its place of effective management in Mexico.  Therefore, the assessment regarding the residency of an individual or legal entity has to take into account their specific circumstances.  In case an individual or legal entity with foreign residency has a permanent establishment in Mexico, for tax purposes, all earnings attributable to such permanent residency shall be subject to Mexican income tax.

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the Series B shares represented by those ADSs.

Taxation of Dividends

Mexican Tax Considerations

Dividends paid to non-Mexican holders with respect to our Series B shares and, as a consequence, with respect to ADSs, are subject to Mexican withholding tax at the rate of 10.0% on the gross amount of the dividend distributed. This withholding tax might not apply to dividend distributions related to certain retained earnings for years prior to 2013.  Such 10.0% tax will be remitted by the payer to the Mexican tax authorities as a definitive payment on behalf of the non-Mexican holders.

Non-Mexican holders that are residents of a Treaty Country may be entitled to a benefit under the provisions of the applicable treaty, such as a reduced tax rate or the elimination of the Mexican withholding rate; therefore, each non-Mexican holder is urged to consult its tax advisor regarding the application requirements of any tax treaty under its particular circumstances.

For Mexican tax purposes, in order to be entitled to the benefits of any tax treaty, non-Mexican holders have to demonstrate that they are tax residents of the corresponding country by means of a tax residency certificate and comply with the procedural provisions set forth in the treaty and in the Mexican Income Tax Law.

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as dividend income on the date on which the distributions are received by the U.S. holder in the case of Series B Shares or by the depositary in the case of ADSs. Such distributions will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).  To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs.  We do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed below).  Distributions, which will be made in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs, whether or not they are converted into U.S. dollars on that date.  If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions.  U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

Dividends generally will be treated as “passive category” income from foreign sources for U.S. foreign tax credit purposes.  A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit for any Mexican withholding tax imposed with respect to the Series B shares or ADSs.  Alternatively, a U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead be eligible to claim a deduction for U.S. federal income tax purposes in respect of such withheld tax, but only for a year in which such holder elects to do so for all creditable foreign income taxes.  The rules governing the foreign tax credit are complex and involve the application of rules that depend on a U.S. holder’s particular circumstances.  U.S. holders are urged to consult their own tax advisors in this regard.

Subject to certain exceptions for short-term and hedged positions and the application of the PFIC rules discussed further below, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the Series B shares or ADSs will be subject tax at a reduced rate if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) (A) the Series B shares or ADSs are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC).  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year.   Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2018 taxable year, although there can be no assurance in this regard.

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

•                  Non-Mexican Holder resident in Treaty Country:

Gain on the sale of our Series B shares or ADSs by a non-Mexican holder who is resident of a Treaty Country will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange, or any other recognized market, provided that certain requirements set forth by the Mexican Income Tax Law are complied with.  A letter stating under oath that the non-Mexican holder is resident in a Treaty Country, as well as the non-Mexican holder’s tax identification or registration number shall be provided to the financial intermediary obligated to make the withholding.

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

U.S. Federal Income Tax Considerations

Upon the sale or other disposition of the Series B shares or ADSs, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the Series B shares or ADSs.  Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Series B shares or ADSs have been held for more than one year.  Long-term capital gain recognized by a U.S. holder who is an individual is generally subject to lower rates of federal income taxation than ordinary income or short-term capital gain.  The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

Deposits and withdrawals of Series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.  A U.S. holder’s tax basis in such shares will be the same as its tax basis in such ADSs, and the holding period in such shares will be the same as the holding period for such ADSs.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes.  Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the Series B shares or ADSs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes.  U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares or ADSs.

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

Passive Foreign Investment Company Status

Special U.S. tax rules apply to companies that are considered to be passive foreign investment companies (“PFICs”).  We will be classified as a PFIC in a particular taxable year if either

•                  75 percent or more of our gross income for the taxable year is passive income; or

•                  the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

Although we do not believe that we are a PFIC and do not anticipate becoming a PFIC in the future, the determination whether we are a PFIC will be made annually depending on the particular facts and circumstances, such as the valuation of our assets, including goodwill and other intangible assets, at the time.  Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years.  If we are classified as a PFIC, and you do not make a mark-to-market election, as described in the following paragraph, you will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that you recognize on the sale of your shares or ADSs.  The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold your shares or ADSs.  Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your shares or ADSs at death.

You may be able to avoid the unfavorable rules described in the preceding paragraph by electing to mark your shares or ADSs to market.  Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.  If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your shares at year-end over your basis in those shares.  In addition, any gain you recognize upon the sale of your shares will be taxed as ordinary income in the year of sale.  The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations.  We expect the ADSs to be “marketable stock” because our ADSs are listed on the NYSE, but it is unclear whether our ordinary shares would be so treated.

The Code provides an alternative “qualified electing fund” election (a “QEF election”) to U.S. Holders that may mitigate the adverse U.S. federal income tax consequences to an electing U.S. Holder should we be classified as a PFIC.  However, we do not intend to provide holders with the information necessary to make a QEF election.

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621, and may be required to file other IRS forms.  A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed.  As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

A U.S. Holder should consult its tax advisor regarding the potential U.S. federal income tax consequences should we be classified as a PFIC in any taxable year and the desirability of making a mark-to-market election.

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets.  “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include the ADSs) that are not held in accounts maintained by financial institutions.  Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals.  Regulations extend this reporting requirement to certain entities that are treated as formed to hold, or availed of holding, direct or indirect interests in specified foreign financial assets based on certain objective criteria.  U.S. holders that fail to report the required information could be subject to substantial penalties.  The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed.  Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Notes, including the application of the rules to their particular circumstances.

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

Dispositions

A non-U.S. holder of Series B shares or ADSs generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other disposition of Series B shares or ADSs.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar.  Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month.  In 2015, 2016 and 2017, 21.3%, 24.4% and 26.4%, respectively, of our consolidated revenues were derived from passenger charges for international passengers.  In addition, a substantial portion of our contracts with providers of commercial services are denominated in U.S. dollars.  In 2015, 2016 and 2017, 21.1%, 38.2% and 41.9%, respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars.  Substantially all of our other revenues are denominated in Mexican pesos.  Substantially all of our consolidated costs and expenses are denominated in Mexican pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment).  Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2017, we estimate that our revenues for the year ended December 31, 2017 would have increased by Ps.263.9 million.

As of December 31, 2015, 2016 and 2017, 14.9%, 45.4% and 25.9%, respectively, of our cash and cash equivalents were denominated in dollars.  Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2017, we estimate that the value of our cash and cash equivalents as of December 31, 2017 would have increased by Ps.60.7 million.

100% of our foreign currency indebtedness at December 31, 2015, 2016 and 2017 was denominated in U.S. dollars.  A decrease in the value of the Mexican peso relative to the dollar will increase the cost in pesos of servicing our U.S. dollar denominated indebtedness.  Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2017, we estimate that our long term debt as of December 31, 2017 would have increased by Ps.142.7 million.

As of December 31, 2015, 2016 and 2017, we did not have any outstanding forward foreign exchange contracts.

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

Based on a 1.0% increase in LIBOR, we estimate that the cost of our debt service for the year ended December 31, 2017 would have increased by Ps.2.8 million in 2017.

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

Fees payable by the depositary

From January 1, 2017 through December 31, 2017, the depositary reimbursed or otherwise paid us approximately U.S.$59.5 thousand in compensation in connection with the ADS program. Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), and legal fees.

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

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                 Controls and Procedures

The Company’s management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2017 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Controls Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  We conducted an assessment of the effectiveness as of December 31, 2017 of our internal controls over financial reporting using the criteria set for in the “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.  We have excluded Aerostar and Airplan from our assessment of internal control over financial reporting as of December 31, 2017, as these entities were acquired during 2017.  Aerostar and Airplan are included in our consolidated financial statements as from their respective dates of acquisition, and constitute approximately 26.0% and 11.0% of our consolidated total assets and approximately 11.0% and 4.0% of total revenues, respectively, for the year ended December 31, 2017.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, as stated in the report included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.              Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	(thousands of Mexican pesos)
	2015		2016		2017
Audit fees	15,575		16,075		25,926
Audit-related fees	—		—		680
Tax	—		—		1,859
Total fees	Ps.	15,575	Ps.	16,075	Ps.	28,466

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

2016	(a) Total number of shares purchased(1)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2016 Total			—	—

2017	(a) Total number of shares purchased(1)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31			—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2017 Total	—	—	—	—

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

NYSE Standards	Our Corporate Governance Practice

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

•   The Chairman of the Audit and Corporate Practices Committee is appointed and/or removed exclusively by the general shareholders’ meeting.

•   Our Audit and Corporate Practices Committee operates pursuant to provisions in the Mexican Securities Market Law and our bylaws.

•   Our Audit and Corporate Practices Committee submits an annual report regarding its activities to our Board of

NYSE Standards	Our Corporate Governance Practice

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

Nominating/corporate governance and compensation committee. Nominating/corporate governance committee of independent directors and compensation committee of independent directors are required. Compensation committee must approve executive officer compensation. Each committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04 and §303A.05

Pursuant to the Mexican Securities Market Law, we are required to have a committee that performs corporate governance functions (comité de prácticas societarias). The board has vested all such functions and responsibilities in our Audit and Corporate Practices Committee.

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

NYSE Standards	Our Corporate Governance Practice

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

2.2	Reserved.

2.3	Reserved.

2.4	Note Purchase Agreement among Aerostar Airport Holdings LLC and the Purchasers listed in Schedule A thereto, dated March 21, 2013, for 5.75% Senior Notes due March 22, 2035.

2.5	Agreement to Furnish Debt Instruments.

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

4.7

Share Sale and Purchase Agreement dated as of March 23, 2017 between Aeropuerto de Cancún S.A. de C.V. and Procopal S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.8

Share and Share Usufruct Rights Purchase Agreement dated as of March 23, 2017 among Aeropuerto de Cancún S.A. de C.V., Jaloy S.A. and IT S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.9

Share Sale and Purchase Agreement dated as of March 23, 2017 between Aeropuerto de Cancún S.A. de C.V. and Bosanova Finance Development Corp., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.10

Share Sale and Purchase Agreement dated as of March 23, 2017 among Aeropuerto de Cancún S.A. de C.V., Tamaco Arango y CIA S.C.A., José Roberto Arango Pava and M.R. Londono y CIA S.C.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.11

Share Purchase Agreement dated as of April 6, 2017 between Aeropuerto de Cancún S.A. de C.V. and Fiduciaria Bancolombia S.A. Sociedad Fiduciaria., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.12

Share Purchase Agreement dated as of April 6, 2017 among Aeropuerto de Cancún S.A. de C.V., Fiduciaria Bancolombia S.A. Sociedad Fiduciaria and Nexus Infraestructura S.A.S., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.13

Share Purchase Agreement dated as of April 6, 2017 between Aeropuerto de Cancún S.A. de C.V. and Pedro Ramón Emiliani Catinchi., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.14

Share Purchase Agreement dated as of April 6, 2017 between Aeropuerto de Cancún S.A. de C.V. and Supertiendas y Droguerías Olímpica S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.15

Share Purchase Agreement dated as of April 6, 2017 among Aeropuerto de Cancún S.A. de C.V., Supertiendas y Droguerías Olímpica S.A., Portales Urbanos S.A. and Sociedad Colombiana de Inversiones Comerciales S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.16

Luis Muñoz Marín International Airport Lease Agreement dated as of July 24, 2012 by and between the Puerto Rico Ports Authority and Aerostar Airport Holdings LLC and Amendments No. 1 and No. 2 thereto.

4.17

An English translation of the Concession for the Administration, Operation, Commercial Exploitation, Adjustments, Modernization and Maintenance of the Enrique Olaya Herrera Airport, José María Córdova International Airport, Los Garzones Airport, Antonio Roldán Betancourt Airport, El Caraño Airport and Las Brujas Airport (Concession Agreement No. 8000011-OK), by and among the Special Administrative Unit of Civil Aeronautics and Sociedad Operadora de Aeropuertos Centro Norte, S.A., dated March 13, 2008.

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

Dated: April 25, 2018

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

December 31, 2015, 2016 and 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders’ of

Grupo Aeroportuario del Sureste, S. A. B. de C. V., and its subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries as of December 31, 2016 and 2017, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31,2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s Management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Controls Over Financial Reporting” appearing under Item 15.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by

Management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Controls Over Financial Reporting, Management has excluded Aerostar Airport Holdings, LLC (Aerostar) and Sociedad Operadora de Aeropuertos Centro Norte, S. A. (Airplan) from its assessment of internal control over financial reporting as of December 31, 2017 because they were acquired by the Company in a purchase business combination during 2017.  We have also excluded Aerostar and Airplan from our audit of internal control over financial reporting.  Aerostar and Airplan are 60% and 92.42% owned subsidiaries respectively whose total assets and total revenues excluded from Management’s assessment and our audit of internal control over financial reporting collectively represent approximately 26% and 11% of total assets, respectively and approximately 11% and 4% of total revenues, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/PricewaterhouseCoopers, S. C.

/s/C.P.C. Antonio Nivón Trejo

Audit Partner

Mexico City, Mexico

April 25, 2018

We have served as the Company’s auditor since 1998.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Financial Position

December 31, 2016 and 2017

Thousands of Mexican pesos

	2016		2017
Assets

CURRENT ASSETS:
Cash and cash equivalents (Note 5)	Ps	3,497,635	Ps	4,677,454
Restricted cash and cash equivalents (Note 5.1)			106,350
Accounts receivable - Net (Note 6)	464,872		685,502
Recoverable taxes (Note 14)	111,738		82,891
Inventory	24,392		50,239
Other assets	134,381		185,426

Total current assets	4,233,018		5,787,862

NON-CURRENT ASSETS:
Land, furniture and equipment - Net (Note 7)	323,099		473,238
Intangible assets, airport concessions
and goodwill - Net (Notes 1 and 8)	20,284,126		50,353,003
Account receivable from joint venture (Notes 6 and 15.1)	1,886,546
Investments in joint venture accounted for by
the equity method (Note 9)	2,489,302

Total assets	Ps	29,216,091	Ps	56,614,103

Liabilities and Stockholders’ Equity

CURRENT LIABILITIES:
Bank loans (Note 11)	Ps	58,336	Ps	173,471
Income taxes payable	59,613		133,316
Accounts payable and accrued expenses (Note 10)	475,234		2,101,862

Total current liabilities	593,183		2,408,649

NON-CURRENT LIABILITIES:
Bank loans (Note 11)	4,402,440		10,321,382
Long-term debt (Note 12)			7,149,177
Deferred income tax (Note 14)	1,456,020		3,033,930
Employee benefits	10,494		12,664

Total liabilities	6,462,137		22,925,802

STOCKHOLDERS’ EQUITY (Note 13):

Capital stock	7,767,276		7,767,276
Capital reserves	5,938,387		8,127,637
Accumulated other comprehensive income	893,132		195,511
Retained earnings	8,155,159		9,949,654

Controlling interest	22,753,954		26,040,078
Non-Controlling interest			7,648,223

Total stockholders’ equity	22,753,954		33,688,301

Total liabilities and stockholders’ equity	Ps	29,216,091	Ps	56,614,103

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Comprehensive Income

For the periods ended on December 31, 2015, 2016 and 2017

Thousands of Mexican pesos, except per share

	2015		2016		2017
REVENUE (Notes 3 and 19.1.3):
Aeronautical services	Ps	3,921,949	Ps	4,532,194	Ps	6,484,219
Non-aeronautical services	2,491,941		3,104,343		4,261,383
Construction services (Note 3.1.3)	2,580,707		2,116,954		1,844,216

Total revenue	8,994,597		9,753,491		12,589,818

OPERATING COSTS AND EXPENSES (Note 4):
Cost of aeronautical and non-aeronautical services
(Includes impairment by Ps.4,719,096, Note 8.1)	2,144,003		2,499,095		9,010,017
Cost of construction	2,580,707		2,116,954		1,898,550
Administrative expenses	196,990		204,843		204,418

Total costs and operating expenses	4,921,700		4,820,892		11,112,985

Operating profit	4,072,897		4,932,599		1,476,833

Interest income	155,718		184,569		245,787
Interest expense	(97,017)		(126,186)		(618,831)
Exchange gain	379,741		738,648		761,782
Exchange loss	(548,405)		(842,500)		(620,572)
	(109,963)		(45,469)		(231,834)
Income of joint venture accounted by the equity method (Note 9)	50,923		144,248		112,345
Gain in business combinations (Note 1)					7,029,200

Net income before income taxes	4,013,857		5,031,378		8,386,544

Income taxes (Note 14)
Asset tax	5,259		932		932
Income tax	1,094,863		1,401,184		1,635,447

Net income for the year	Ps	2,913,735	Ps	3,629,262	Ps	6,750,165

Net income for the year attributable to:
Controlling interest	2,913,735		3,629,262		5,834,484
Non-Controlling interest					915,681
	Ps	2,913,735	Ps	3,629,262	Ps	6,750,165
Other comprehensive income:
Items that will not be reclassified to income for the period:
Remeasurement of labor obligations	Ps	463	Ps	(705)	Ps	(2,739)
Items that might be reclassified to income for the period:
Effect of the foreign currency translation in subsidiaries					315,021
Cancellation of the effect foreign currency translation in the joint venture					(655,515)
Other comprehensive income of joint
venture accounted for by the equity method	272,757		400,346		(237,617)

Total comprehensive income for the year	Ps	3,186,955	Ps	4,028,903	Ps	6,169,315

Comprehensive income for the year attributable to:
Controlling interest	Ps	3,186,955	Ps	4,028,903	Ps	5,134,124
Non-Controlling interest					1,035,191

Total comprehensive income for the year	Ps	3,186,955	Ps	4,028,903	Ps	6,169,315

Basic and diluted earnings per share expressed in Mexican Pesos (Note 18.19)	Ps	9.71	Ps	12.10	Ps	19.45

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

December 31, 2015, 2016 and 2017

Thousands of Mexican pesos

			Capital reserves
					Reserve for		Other						Total
	Capital		Legal		repurchase		comprehensive		Retained		Non-controlling		stockholders’
	stock		reserve		of shares		income		earnings		interest		equity
Balances at January 1, 2015	Ps	7,767,276	Ps	618,418	Ps	2,582,292	Ps	220,029	Ps	7,563,081			Ps	18,751,096
Comprehensive income:
Net profit for the year									2,913,735				2,913,735
Other comprehensive income accounted for by the equity method							272,757						272,757
Remeasurement of labor obligations									463				463

Total comprehensive income							272,757		2,914,198				3,186,955

Transfer to legal reserve			128,659						(128,659)
Transfers to the reserve for acquisitions of shares (Note 13)					1,098,144				(1,098,144)
Dividends paid on April 23, 2015 (Ps 5.6 per share) (Note 13)									(1,530,000)				(1,530,000)

Balances at December 31, 2015	Ps	7,767,276	Ps	747,077	Ps	3,680,436	Ps	492,786	Ps	7,720,476			Ps	20,408,051

Comprehensive income:
Net profit for the year									3,629,262				3,629,262
Other comprehensive income accounted for by the equity method							400,346						400,346
Remeasurement of labor obligations									(705)				(705)

Total comprehensive income							400,346		3,628,557				4,028,903

Transfer to legal reserve			146,056						(146,056)
Transfers to the reserve for acquisitions of shares (Note 13)					1,364,818				(1,364,818)
Dividends paid on April 26, 2016 (Ps 5.6 per share) (Note 13)									(1,683,000)				(1,683,000)

Balances at December 31, 2016	7,767,276		893,133		5,045,254		893,132		8,155,159				22,753,954

Comprehensive income:
Net profit for the year									5,834,484		915,681		6,750,165
Other comprehensive expense accounted for
by the equity method							(237,617)						(237,617)
Cancellation of the effect of foreign currency translation
in the joint venture							(655,515)						(655,515)
Effect of foreign currency translation in subsidiaries							195,511				119,510		315,021
Remeasurement of labor obligations									(2,739)				(2,739)
Total comprehensive income							(697,621)		5,831,745		1,035,191		6,169,315

Transfer to legal reserve			181,869						(181,869)
Transfers to the reserve for acquisitions of shares (Note 13)					2,007,381				(2,007,381)
Dividends paid on April 26, 2017 (Ps 6.16 per share) (Note 13)									(1,848,000)				(1,848,000)
Non-controlling interest											6,613,032		6,613,032
Balances at December 31, 2017	Ps	7,767,276	Ps	1,075,002	Ps	7,052,635	Ps	195,511	Ps	9,949,654	Ps	7,648,223	Ps	33,688,301

The accompanying notes are an integral part of these consolidated financial

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

For the periods ended on December 31, 2015, 2016 and 2017

Thousands of Mexican pesos

Operating activities	2015		2016		2017
Income before income taxes	Ps	4,013,857	Ps	5,031,378	Ps	8,386,544

Adjustments for:
Gain in business combination (Note 1)					(7,029,200)
Impairment of goodwill (Note 8.1)					4,719,096
Depreciation and amortization (Notes 4, 7 and 8)	468,996		529,660		1,166,114
Interest income	(155,718)		(184,569)		(245,787)
Interest expense	101,551		126,186		618,831
Other comprehensive income from results of joint venture
accounted by the equity method (Note 9)	(50,923)		(144,248)		(112,345)
Exchange loss	536,374		719,224		95,788
Exchange gain	(252,991)		(384,178)		(262,405)

Working capital variations (excluding assets acquired and
liabilities assumed in business combination):
Accounts receivable (Note 6)	30,194		(45,258)		(51,155)
Recoverable taxes and other current assets	316,609		336,485		54,030
Other assets					394,972
Trade accounts payable and other liabilities (Note 10)	11,802		94,586		154,791

	5,019,751		6,079,266		7,889,274
Income taxes paid (Note 14)	(1,366,174)		(1,569,879)		(1,858,139)

Net cash flows generated from operating activities	3,653,577		4,509,387		6,031,135

Investing activities

Payment for investment increase in Aerostar, net of cash acquired					(183,386)
Payment for acquisition of the subsidiary Airplan,
net of cash acquired					(3,752,081)
Improvements to assets under concession and acquisition
of furniture and equipment (Note 8)	(2,906,567)		(1,814,482)		(1,471,418)
Loans collected from joint venture (Note 9)			325,693		275,376
Restricted cash and equivalents (Note 5.1)	(89,361)
Interest received	90,013		122,093		259,717

Net cash flows used in investing activities	(2,816,554)		(1,366,696)		(4,961,153)

Financing activities

Bank loans received (Note 11)					8,000,000
Bank loans paid (Note 11)					(5,339,338)
Interest paid (Note 11)	(97,017)		(106,873)		(628,222)
Long-term debt paid (Note 12)					(102,907)
Dividends paid (Note 13)	(1,530,000)		(1,683,000)		(1,848,000)

Net cash flows generated (used) from financing activities	(1,627,017)		(1,789,873)		81,533

Increase (decrease) in cash and cash equivalents	(789,994)		1,352,818		1,151,515
Cash and cash equivalents at the beginning of the year	2,855,362		2,084,160		3,497,635
Exchange gains on cash and cash equivalents	18,792		60,657		28,304

Cash and cash equivalents at the end of the year	Ps	2,084,160	Ps	3,497,635	Ps	4,677,454

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Figures expressed in thousands of Mexican pesos (Ps) and thousands of US dollars (USD),

except for number of shares, earnings per share and exchange rates where noted

Note 1 - Overview:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. (ASUR) is a Mexican Company that was incorporated in April 1998 as a wholly-owned entity of the federal public government to administer, operate, maintain and exploit nine airports in the Southeast of Mexico.  The nine airports are located in the following cities: Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlan. ASUR and its subsidiaries are collectively referred to as the “Company”, “ASUR” or the “Group”.

The Company operates two companies that provide administrative services: Servicios Aeroportuarios del Sureste, S. A. and C. V. and RH Asur, S. A. de C. V. In addition, Cancún Airport has a more than 95% stake in the following subsidiaries: Caribbean Logistics, S. A. de C. V., Cargo RF, S. A. de C. V and Cancún Airport Services, S. A. de C. V., companies providing storage services, handling services, warehousing and custody of foreign trade merchandise and the related to the premises inspected at airports concessioned to third parties, as well as Cancún Airport Services, S. A. de C. V., whose main activity is to establish and operate shops, establishments and stores for the sale of all kinds of products.

On June 1998, the Department of Communications and Transportation (SCT) granted the Company’s subsidiaries concessions to administer, operate, exploit and develop the nine Southeast airports over a period of 50 years commencing on November 1, 1998.  The term of the concessions may be extended by the parties under certain circumstances.

Notwithstanding the Company’s rights to administer, operate, exploit, develop and, if applicable, build the nine airports pursuant to the Mexican General Law of National Assets; all the land, furniture and permanent fixed assets located in the airports are the property of the Mexican federal government.  Upon expiration of the Company’s concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican federal government.

At December 31, 2015, 2016 and 2017, the Company’s outstanding capital stock was held by the investing public (67.46%) Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) (7.65%), Servicios Estrategia Patrimonial, S. A. de C. V. (7.12%), Agrupación Aeroportuaria  Internacional III, S. A. de C. V. (5.46%), and Remer Soluciones a la Inversión, S. A. de C. V. (12.31%).  The shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

1.1)        Acquisition of Aerostar

Through its subsidiary Aeropuerto de Cancún, S. A. de C. V. (Cancún), on May 26, 2017, the Company increased its share capital from 50% to 60% in Aerostar Airport Holdings, LLC (Aerostar), which operates and administers International Airport Luis Muñoz Marín (LMM Airport) in San Juan Puerto Rico.  As a result of this increase, the Company acquired control in Aerostar, as it now has the capacity to direct its relevant business activities.  With this acquisition, the Company expects to continue offering world-class services to its customers, providing improvements to operations and customer services for the benefit of LMM Airport passengers.

Until May 26, 2017, the Company considered Aerostar to be a joint venture (see Note 9); as of June 1, 2017, in accordance with International Financial Reporting Standard 3, “Business combination”, the acquisition is considered a business combination.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

The following table summarizes the consideration pertaining to Aerostar at May 26, (the combination date or date of the transaction):

	May 26, 2017
Cash paid	Ps	726,628
Previous benefit acquired by departure of the previous shareholder	848,923

Consideration on May 26, 2017	1,575,551
Fair value of share capital held in Aerostar prior to the business combination	7,877,756
Non-controlling interest at the business combination date	6,302,205

Total purchase consideration	Ps	15,755,512

Due to the business combination, the following changes were effected:

•       The Company estimated a fair value of its previously acquired share capital in Aerostar of 50% at Ps.7,877,756, which showed a book value at the date of the transaction of Ps.2,353,040. As a result of measuring its interest in Aerostar at fair value, the Company has recognized a nonrecurring profit, unrelated to the cash flow, of Ps.5,524,716, which is included as “Gain in business combination” in the consolidated statement of income. The mechanics to determine fair value were based on the use of two methods: a) discounted cash flows and b) implicit multiples (based on a sample of comparable public companies). The most relevant assumptions considered in the first method were the applied discount rate, the projected passenger traffic, and its growth rate and percentages of revenue growth, costs and expenses in the term of the concession; and for the second method, the multiples of income and profit before interest, taxes, amortizations and depreciations and adjustments applied to the net premium of control.

•        Once the Joint Venture between the Company and Highstar Capital IV (Highstar) was completed, both parties decided to review the income received and contributions made in order to adjust the price to be paid for the 10% acquired by the Company. As a result of the revision, the adjustment to the price was Ps.848,923 (included in the line “gain in business combination” of the income statement). The consideration paid at May 26, 2017, includes an amount paid in cash by the Company of Ps.726,628 plus the benefit previously acquired for the departure of Highstar. Additionally, as a result of the consolidation of Aerostar at the date of the business combination, the effects of foreign currency translation accrued at the transaction date were recycled, which amounted to Ps.655,515. This movement was recorded in the line “gain in business combination” within the consolidated statement of income.

Said gain was presented as an adjacent line where the equity method was recognized, as it is considered associated with said transaction and because the Company does not perform this type of operations as part of its ordinary activities.

•        During the evaluation of assets stage, an intangible asset derived from the “commercial rights” acquired was identified, representing the rights to commercially exploit the areas of the airport in addition to the aeronautical operation, such as, commercial store leasing and advertising spots, etc., amounting to Ps.6,053,820. For its identification, the discounted cash flow method was used to determine the fair value of commercial rights, and the most relevant assumptions considered were the applied discount rate, projected passenger traffic, as well as percentages of revenue, costs and expenses growth during the term of the concession.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

•        Due to the difference resulting from the comparison of the fair values and the book value, a deferred income tax was determined at Ps.605,382.

•        The difference between the net assets acquired in the business combination and the total consideration results in a goodwill of Ps.5,606,265 at the business combination date (see Note 8.1). The goodwill associated with this business combination is not deductible for income tax purposes.

•        An amortization of the intangible identified in the business combination has been determined at Ps.98,780 and expensed as part of the depreciation and amortization in the consolidated statement of income.

•  The non-controlling interest derived from this transaction was determined to be Ps.6,302,205.  This interest was determined at fair value with references to comparable market values, since Highstar at the same time sold its interest to another Company at the time of the transaction.

In the case of business combinations carried out in stages, International Financial Reporting Standards (IFRS) require that any interest previously held by an acquirer in the acquired entity be adjusted to its fair value at the business combination date, and any gain (or loss) arising from such remeasurement are recognized under gain or loss in the consolidated statement of income. The IFRS also require that any amount previously recognized in comprehensive income relating to such investments be recycled to the consolidated statement of income, as if such investment were sold.

The fair value of the trade and accounts receivable considered in the business combinations approximate their carrying value.

Liabilities at the fair value have been calculated at the date of the transaction and correspond mainly to bank loan valuations.  At the reporting date, those liabilities were evaluated, and it has been determined that book value is the same as the fair value determined, which was calculated based on their possible settlement.  The cash flow required to settle those liabilities is expected to materialize between 1 to 17 years.

The liabilities have also been calculated at the fair value at the combination date and are similar to their book value.

Following are the fair value of the net assets acquired under the business combination at the acquisition date:

	Fair
	value
Assets
CURRENT:
Cash and cash equivalents	Ps	543,242
Restricted cash	16,989
Other current assets	142,410

Current assets	702,641

NON-CURRENT:
Land, furniture and equipment	135,929
Intangible assets, airport concessions - Net	19,308,402

Total non-current assets	19,444,331

Total assets	Ps	20,146,972

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Liabilities

CURRENT:
Current liabilities	Ps	647,896

NON-CURRENT:
Long-term debt	8,254,620
Deferred income tax	808,894
Other non-current liabilities	286,315

Total non-current liabilities	9,349,829

Total liabilities	9,997,725

Net assets acquired under the business combination	10,149,247

Total purchase consideration	15,755,512

Goodwill at the acquisition date (Note 8.1)	Ps	5,606,265

The main characteristics of fair value adjustments are described below:

Caption	Item	Methodology
Intangible assets:
Commercial rights	Commercial exploitation rights at the LMM airport	Discounted flows and implicit multiples using the WACC rate

The fair value adjustments mentioned in the previous table were obtained for the purpose of applying the purchase method of the Aerostar acquisition.  The noncontrolling interest was recognized as its fair value.

The projection used to apply the aforementioned methodologies was based on business plans approved by Aerostar Management.

The goodwill recognized by the Company is attributable to the expected growth in the North American airport sector and in line with the Company’s expansion opportunity in the consolidation of additional airport groups. No contingent liability or contingent consideration arrangement has arisen from this acquisition. If the acquisition had taken place on January 1, 2017, pro forma revenues would have increased by Ps.1,549,099 (unaudited) and pro forma net income by Ps.127,042 (unaudited).

For the determination of the fair value of the noncontrolling interest, considering the absence of public market prices of Aerostar, the fair value of the controlling party was taken as a basis, which reflects a goodwill of the Company as a whole, including the controlling and noncontrolling parties, thereby better reflecting the economic interests of the transaction given that the noncontrolling party also participated in the future economic benefits generated from the acquisition.

The noncontrolling fair value interest is determined at 100%, and then the segregation of the controlling and noncontrolling entities is undertaken in order to assess the reasonableness of the two. As long as 100% is valued, while the 100% control, the control premium is not assigned to the controlling interest.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Aerostar relevant information and its significant non-controlling interest

The Aerostar condensed financial information at December 31, 2017, which shows its significant non-controlling interest, is shown below:

	December 31
Condensed statement of financial position	2017

Cash and cash equivalents	Ps	436,774
Restricted cash	106,350
Other current assets	247,517

Total current assets	790,641

Financial liabilities:
Current liabilities	(633,084)

Working capital	157,557

Land, furniture and equipment	141,708
Intangible assets, airport concessions - Net	13,636,227
Other long term assets	584
Long term debt	(7,489,465)
Accounts payable to the Company	(1,210,088)
Deferred income tax - Net	(267,307)

Shareholders’ equity	Ps	4,969,216

	Period from
	June 1 to
Condensed statements of comprehensive income	December 31, 2017
Revenue	Ps	1,497,557
Operating cost and expenses	(1,186,028)
Comprehensive financial cost	(295,803)
Deferred income tax	(28,679)

Net income for the year	(12,953)
Foreign currency translation	254,110

Total comprehensive income for the year	Ps	241,157

Regarding the non-controlling interest in it’s subsidiary Aerostar, there are no significant restrictions on the possibility of having access to the assets or of using them for the payment of obligations.

1.2)        Acquisition of Airplan

On October 19, 2017 (business combination date, or the transaction date), Cancún acquired 92.42% of the shares of Sociedad Operadora de Aeropuertos Centro Norte, S.A. (Airplan), a Company incorporated in Medellín, Colombia, on March 6, 2008, with the business purpose of  managing, operating, commercially exploiting, conditioning, modernizing and maintaining the Enrique Olaya Herrera in Medellín, José María Córdova in Rionegro, El Caraño in Quibdó, Los Garzones in Montería, Antonio Roldán  Betancourt in Carepa and Las Brujas  in Corozal airports.  At the transaction date, Airplan consolidated its results into the Company’s consolidated financial statements.

In accordance with IFRS 3, the acquisition is considered a business combination, and therefore, it has been recorded using the purchase price method. The acquisition has been recorded by distributing the total assets acquired, including intangible assets and assumed liabilities, based on the fair values determined at the date of acquisition. The excess of the acquisition cost over the net of the fair values of the assets acquired and liabilities assumed has been recorded as goodwill.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

A goodwill of Ps.1,474,955 was recognized at the business combination date (see Note 8.1). The goodwill associated with this business combination is not deductible for income tax purposes. The goodwill consists of the fair value of the net assets and the identification of the implicit intangible asset within the concession that represents future benefits (both airport and non-airport), which include the rights to operate the airport facilities, either the airport operation itself or the commercial exploit areas, aside from the aeronautical operation.

The fair value of the Trade and accounts receivable considered in the business combinations approximate their carrying value.

The liabilities have been determined at fair value at the date of the combination and correspond mainly to the valuation of bank loans.

For the determination of the fair value of the non-controlling interest, comparable market values were used (based on a sample of comparable public companies). The most relevant assumptions considered were multiples of income and earnings before interest, taxes, amortizations and depreciations and adjustments applied to the net premium of control.

The following table summarizes the consideration pertaining to Airplan at the business combination date:

	October 19
	2017
Consideration paid on October 19, 2017	Ps	3,789,797
Non-controlling interest at the combination date	310,827

Total purchase consideration	Ps	4,100,624

The distribution of the purchase price over the net assets acquired of Airplan at the business combination date are shown below:

	Fair
	value
Assets
CURRENT:
Cash and cash equivalents	Ps	37,716
Other current assets	189,372

Current assets	227,088

NON-CURRENT:
Land, furniture and equipment	3,400
Intangible assets, airport concessions - Net	7,232,588

Total non-current assets	7,235,988

Total assets	Ps	7,463,076

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Liabilities

CURRENT:
Current liabilities	Ps	551,000

NON-CURRENT:
Bank loans	3,424,897
Deferred income tax	861,483
Other non-current liabilities	27

Total non-current liabilities	4,286,407

Total liabilities	4,837,407

Net assets acquired under the business combination	2,625,669

Total consideration	4,100,624

Goodwill at acquisition date and at December 31, 2017 (Note 8.1)	Ps	1,474,955

The main characteristics of fair value adjustments are described below:

Caption	Item	Methodology
Intangible assets:
Concession	Commercial exploitation rights in Airplan	Discounted flows and implicit multiples using the WACC rate

Non-current liabilities:
Long-term debt	Fair value of the Bank loans	Present value of estimated future cash flows

The fair value adjustments specified in the previous table were obtained from Company Management for the purpose of applying the purchase method to the acquisition of Airplan. The noncontrolling interest was recognized based on the proportional interest in net acquired assets.

The projections used to apply the methodologies described above were based on the business plans approved by the Administration of Airplan at the time of acquisition, which subsequently served as the basis for the analysis of deterioration made by the Administration at the date of the consolidated financial statements.

The goodwill recognized by the Company represents non-separable assets due to the growth potential and development opportunities of Airplan. No contingent liability has arisen from this acquisition that must be registered; there are also no contingent consideration agreements. If the acquisition had taken place on January 1, 2017, pro forma revenues would have increased by Ps.2,640,493 (unaudited) and pro forma net income by Ps.231,130 (unaudited).

No contingent liability or contingent consideration arrangement has arisen from this acquisition.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Note 2 - Segment information:

The Company is a Mexican entity that was incorporated in April 1998 as a wholly-owned entity of the federal public government to administer, operate and if necessary, condition and modernize nine airports in the Southeast of Mexico.  The nine airports are located in the following cities: Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlán. The Company operates two companies that provide administrative services: Servicios Aeroportuarios del Sureste, S. A. and C. V. and RH Asur, S. A. de C. V.

In addition, Cancún Airport holds an interest in the following subsidiaries: 100% in Caribbean Logistic,           S. A. de C. V. and Cargo RF, S. A. de C. V, companies providing storage services, handling services, warehousing and custody of foreign trade merchandise and the related to the premises inspected at airports concessioned to third parties, as well as Cancún Airport Services, S. A. de C. V., whose main activity is to establish and operate shops, for the sale of all type of products.

New reportable segments since the date of acquisition:

On May 26, 2017, Cancún Airport increased its shareholding from 50% to 60%, in Aerostar Airport Holdings LLC, a limited liability Company, incorporated on February 27, 2013 under the laws of the Commonwealth of Puerto Rico. Aerostar entered into a Lease Agreement (Agreement) for 40 years with the Port Authority of Puerto Rico (Authority), owner of the LMM Airport, for the purpose and essential consideration of safely operating the airport for public; use, maintaining the safety and protection of the LMM Airport Facility at the highest possible levels, and promoting, facilitating, assisting and improving trade, tourism and economic development, for which the recognition as a joint venture was until May 26, 2017, and as of June 1, 2017, Aerostar consolidates line by line in the Company’s finances.

On October 19, 2017, the Cancún Airport acquired 92.42% of the shares of Airplan, a Company domiciled in the city of Medellín, Colombia, who operates and administer through a single concession (contract 8000011-OK) the Enrique Olaya Herrera in Medellín, José María Córdova in Rionegro. El Caraño in Quibdó, Los Garzones in Montería, Antonio Roldán Betancourt in Carepa and Las Brujas in Corozal airports.  As of October 19, 2017, Airplan is part of the consolidation of the Company.

The information by segments is shown in the next page:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Holding &	Consolidation
Year ended on December 31, 2015	Cancún	Aerostar (*)	Airplan (**)	Mérida	Villahermosa	services	Other	adjustment	Total
Aeronautical revenue	Ps	2,877,885	Ps	272,065	Ps	174,103	Ps	Ps	597,896	Ps	Ps	3,921,949
Non-aeronautical revenue	2,250,665	71,872	58,278	151,539	(40,413)	2,491,941
Revenue for construction services	1,846,138	204,450	61,650	468,469	2,580,707
Other revenue	27	66	1,291,669	103,380	(1,395,142)

Operating profit	3,091,271	139,649	104,466	380,856	356,655	4,072,897

Non current assets	16,758,522	1,431,440	927,019	20,091,300	4,463,032	(20,530,958)	23,140,355
Total assets	18,465,295	1,616,518	1,226,203	20,627,797	4,864,156	(20,674,085)	26,125,884
Total liabilities	5,455,499	41,073	113,681	138,598	118,547	(149,565)	5,717,833

Improvements to assets under concession and acquisition of furniture and equipment in the period	2,286,134	168,817	51,754	34	399,828	2,906,567

Amortization and depreciation	(286,660)	(36,287)	(26,098)	(2,248)	(117,702)	(468,995)

Holding &	Consolidation
Year ended on December 31, 2016	Cancún	Aerostar (*)	Airplan (**)	Mérida	Villahermosa	services	Other	adjustment	Total
Aeronautical revenue	Ps	3,341,882	Ps	334,163	Ps	181,123	Ps	Ps	675,026	Ps	4,532,194
Non-aeronautical revenue	2,823,209	85,203	62,356	133,830	(255)
3,104,343
Revenue for construction services	1,896,338	98,668	44,875	77,073	2,116,954
Other revenue	1,455,486	(1,455,486)

Operating profit	3,782,382	158,770	109,398	569,516	320,762	4,932,599

Non current assets	18,586,197	1,493,544	956,551	22,257,137	4,430,600	(22,740,956)	24,983,073
Total assets	20,972,688	1,650,201	1,308,469	23,058,995	5,109,194	(22,883,456)	29,216,091
Total liabilities	6,179,313	8,056	101,197	190,378	132,130	(148,937)	6,462,137
Improvements to assets under concession and acquisition of furniture and equipment in the period	1,513,550	127,787	61,651	200	111,294	1,814,482

Amortization and depreciation	(328,819)	(39,524)	(28,349)	(2,111)	(130,857)	(529,660)

(*)    Subsidiary located in Puerto Rico

(**)  Subsidiary located in Colombia

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and

subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

											Holding &			Consolidation
Year ended on December 31, 2017	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		Services	Other		adjustment	Total
Aeronautical revenue	Ps	3,963,324	Ps	939,042	Ps	225,693	Ps	394,531	Ps	195,554	Ps	Ps	766,075	Ps	Ps	6,484,219
Non-aeronautical revenue	3,401,235		482,590		69,071		97,656		61,909			149,240		(318)	4,261,383
Revenue for construction services	1,421,942		75,925		187,294		46,146		6,336			106,573			1,844,216
Other revenue											1,492,287			(1,429,287)

Operating profit	4,623,499		311,529		782		264,098		119,772		501,617	374,634		(4,719,098)	1,476,833

Non-current assets	17,539,396		19,831,755		7,107,932		1,497,095		935,624		25,176,942	4,430,766		(25,693,269)	50,826,241
Total assets	20,486,290		20,609,156		7,327,398		1,769,962		1,227,172		25,693,958	5,193,436		(25,693,269)	56,614,103
Total liabilities	7,932,392		9,599,943		5,092,968		(180)		82,802		131,983	85,894			22,925,802

Fixed and intangible assets acquired			13,390,511		7,235,988										20,626,499
Exchange rate translation			686,198		161,277										847,475
Commercial right’s			6,053,820												6,053,820

Improvements to assets under concession and acquisition of furniture and equipment in the period	1,009,625		139,078		189,536		50,021		8,965		813	97,174			1,495,212

Amortization and depreciation	(457,447)		(437,852)		(54,998)		(46,470)		(29,892)		(700)	(138,755)			(1,166,114)

(*)                                 Subsidiary located in Puerto Rico

(**)                          Subsidiary located in Colombia

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Note 3 - Revenues:

The Company’s income at December 31, 2015, 2016 and 2017, using the classifications established in the Mexican Airports Law and Regulations, is as follows:

	January 1 to December 31,
	2015		2016		2017

Regulated services:
Airport services (*)	Ps	4,115,738	Ps	4,762,538	Ps	6,743,831

Non-regulated services:
Access fees on non-permanent ground transportation	38,476		42,917		47,756
Car parking and related access fees	75,846		83,493		183,977
Other access fees	4,879		8,634		11,130
Commercial services (**)	2,096,226		2,646,134		3,645,797
Other services	82,725		92,821		113,111

Total non-regulated services (***)	2,298,152		2,873,999		4,001,771

Construction services	2,580,707		2,116,954		1,844,216

Total	Ps	8,994,597	Ps	9,753,491	Ps	12,589,818

(*)                                 In 2017, this line in the statement of income includes regulated services from Aerostar of Ps.939,042 and from Airplan of Ps.225,693, once they were incorporated into the Company’s financial statements as of June 1, 2017 and October 19, 2017, respectively.

(**)                          Commercial revenues do not include access fees and car parking.

(***)                   This line, in the statement of income, includes the items of complementary and airport services that amount to a total of Ps.193,789, Ps.230,344 and Ps.259,612 in 2015, 2016 and 2017, respectively.

3.1) Revenue recognition

Revenue comprises the fair value of the consideration received or to be received for the services provided mainly during the ordinary course of the Company’s operations.  Revenue is presented net of value added tax and discounts, as well as of the elimination of revenue for services provided among subsidiaries of the Company, if applicable.

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable the future economic benefits will flow to the entity and specific criteria have been met for each type of service.

Revenue is derived from aeronautical services (which are generally related to the use of airport infrastructure by airlines and passengers), non-aeronautical services and construction services of the Company.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

3.1.1) Aeronautical services

Revenue for aeronautical services consists of: a fare charged to the passenger for each departure (excluding diplomats, infants and passengers in transfer and in transit), a fare for landing based on the average between the maximum takeoff weight and the denominated zero fuel weight of the aircraft at the time of arrival, charges for parking aircrafts based on the amount of time that an aircraft spends on the ground and the arrival time, fares for the use of mechanical boarders that connect the aircraft with the terminal, and based on the arrival time and security service fees of the airport for each departing passenger.  Revenue from aeronautical services are recognized when passengers board the departing aircrafts at the Company’s airports, when they land at the airports, and when services are provided.

In Mexico revenues from aeronautical services are regulated by the price regulation system applicable to airports.  See Note 19.1.3.

The charge for installation of passengers recognized by Aerostar is regulated, Passenger Facility Charges (PFCs) are recognized when incurred and classified as operating revenue in the income statement, which for the period from May, 31 to December 31, 2017, amounted to Ps.191,356.  PFCs are restricted funds to be used to fund investment projects in airport infrastructure previously authorized by the Federal Aviation Administration (FAA).  See Notes 5.1 and 9.

In the case of Airplan, regulated revenues (aeronautical) are recognized through billing issued to airlines for the provision of services for airport charges and fees in accordance with resolution No. 4530 of September 21, 2007 in Colombia.  All the regulated fees are established by the Special Administrative Unit of Civil Aeronautics in Colombia (Aerocivil).

3.1.2) Non-aeronautical services

Revenues resulting from non-aeronautical services mainly result from commercial activities as defined under the Mexican Airport Law, as the lease of space at airport terminals, access fees charged to third parties that provide luggage and cargo handling services, food and other airport services and other sundry revenue, which are recognized as earned.

Currently, the leasing of space in the airports to airlines and other commercial tenants represents the most significant source of revenues from non-aeronautical services.  Lease revenues are accrued monthly, and they are determined by applying a percentage set forth in the lease agreement on revenues from real sales of the lessors (share) or a minimum agreed upon.

Although certain of the revenues from non-aeronautical services are regulated under the price regulation system, the revenues from commercial activities (other than the lease of space to airlines and other airport service providers that is considered essential to an airport) are not regulated. The non-aeronautical revenues in Aerostar are primarily derived from airport concessions.  This concession revenue is generated from public parking facilities and commercial tenants who provide goods and services to the public or other tenants within the airport.  Commercial tenant operations include car rentals, food and beverage sales, retail and newsstand sales, display advertising, ground transportation, fixed-based operations and other services provided.  The concessions and commercial revenues are recognized partially based on minimum rental guarantees.  Aerostar also operates convenience stores.  The revenue from these operations is recognized at the time of sale.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

In the case of Airplan, non-regulated revenues (non-aeronautical) are recognized for the rendering of leased services and logistics services rendered.

3.1.3) Construction services

The Company, as operator of nine airport concessions in Mexico, is required to make improvements to the assets under concession, such as construction or enhancement services.  As a result of the foregoing, the Company recognizes revenue from construction services and expenses related to those services according to the percentage of completion method.  Since the Company hires third party vendors to provide construction services, the revenue related to those services is equal to the fair value of the services received.  See note 8.

In the case of the construction revenues of Aerostar, improvements to the concessioned assets are required, considering the latter as a provision of construction or improvement services. Derived from the foregoing, it recognizes the revenue from construction services and the costs related to this service in accordance with the percentage of completion method; However, because these services are sub-contracted with a third party, the revenues related to this service are equal to the fair value of the services received. As of December 31, 2017, construction revenues and costs equal Ps.75,925.

For construction services of Airplan, recovery via collection is made through the billing issued to airlines for the use of airports at regulated rates established by Aerocivil, to estimate the amount of income to be recognized using the “percentage of completion method” in a given period.  This is measured by reference to the proportion of contract costs incurred in the work performed to date, in relation to the total estimated costs for the contract.  The costs incurred in the year in relation to the future activity of a contract, recognized as advances, are excluded from the contract costs to determine the percentage of completion.  The calculations are made monthly and the estimated revenues are updated based on the percentage of execution of the contract costs.

Below is the table for Airplan concession income for the period October 19, 2017 to December 31, 2017:

Income associated with intangible compulsory works (i)	Ps	35,154
Income associated with intangible complementary works (ii)	152,140
	Ps	187,294

(i)           Compulsory works.  These are the works that the concessionaire undertakes to execute in compliance with the Airport Adjustment and Modernization Plan.

(ii)        Complementary works.  These are the works that are not part of the Adequacy and Modernization Plan but are executed at the proposal of the concessionaire, or at the request of the grantors.

3.1.4) Airports Law and Regulations thereto in Mexico.

Under the Airports Law and regulations thereto, company income is classified as Airport Services, Complementary Airport Services and Commercial Services.  Airport Services mainly consist of the use of runways, taxiways and platforms for landings and departures, parking for aircrafts, use of mechanical boarders, security services, hangars, car parking, as well as the general use of the terminals and other infrastructure by the aircrafts, passengers and cargo, including the rental of space that is essential for the operation of airlines and suppliers of complementary services.  Complementary Services consist mainly of ramp services and handling of luggage and cargo, food services, maintenance and repair and related

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

activities that provide support to the airlines.  Revenues from access fees charged to third parties that provide complementary services are classified as Airport Services.

The Rate Regulation Law provides that the following sources of revenues are regulated under this system:

•       Revenues from airport services (as defined under the Mexican Airport Law), other than automobile parking, and

•       Access fees earned from third parties providing complementary services, other than those related to the establishment of administrative quarters that the Ministry of Communications and Transportation (SCT, by its initials in Spanish) determines to be non-essential.

Commercial Services consist of services that are not considered essential for an airport’s operation, such as the rental of spaces to businesses, restaurants and banks.  Access fees and income from other services are recognized as services are rendered.

The following table sets forth the revenue from commercial activities for the years indicated.

	Year ended of December 31,
	2015		2016		2017

Commercial revenues:
Retail stores	Ps	712,647	Ps	904,465	Ps	1,194,772
Duty free shops	531,311		640,793		881,705
Food and beverage	334,685		439,101		609,304
Advertising revenues	121,860		122,941		139,545
Car rental companies	161,937		221,100		379,162
Banking and currency exchange services	69,036		86,780		97,311
Teleservices	8,242		10,869		12,973
Ground transportations	2,522		2,562		5,729
Other services	153,986		217,523		325,296
Access fees on non-permanent ground transportation	38,476		42,917		47,756
Car parking and related access fees	75,846		83,493		183,977

Total commercial revenues (*)	Ps	2,210,548	Ps	2,772,544	Ps	3,877,530

(*) This line includes the concepts of access fees and car parking.

The Company leases commercial space inside and outside the terminals to third parties under operating lease agreements.  Lease income is accrued monthly and is determined considering the greater of applying a percentage on the actual lessee sales (participation) or a minimum amount agreed both stated in the leasing agreements.  As of December 31, 2015, 2016 and 2017, income from variable income was Ps.1,596,099, Ps.2,069,696 and Ps.2,466,980, respectively, and the fixed income portion was Ps104,128, Ps.105,203 and Ps.166,747 respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

As shown in the following table, the estimates for future income (per year), comes from non-cancelable operating leases considering the commercial contracts of minimum rent at December 31, 2017.

For the years ended December 31:

2018	Ps	3,986,487
2019	2,584,950
2020	2,358,698
2021	2,054,600
2022 to 2027	11,100,288
Total	Ps	22,085,023

Note 4 - Costs and expenses by nature:

	January 1 to December 31,
	2015		2016		2017

Termination benefits (Note 18.17)	Ps	1,133	Ps	1,237	Ps	1,984
Short term benefits	499,035		531,246		772,129
Employees’ statutory profit sharing	5,085		6,126		6,359
Electric power	92,737		108,910		234,879
Maintenance and conservation	214,439		229,904		401,479
Professional fees	70,064		103,918		217,930
Insurance and bonds	31,919		30,157		86,838
Surveillance services	125,176		144,462		207,303
Cleaning services	77,274		90,285		142,531
Technical assistance (Note 15.4)	239,175		288,111		346,487
Right of use of assets under concession (DUAC) (1)	291,505		344,939		468,695
Amortization and depreciation of intangible assets, furniture and equipment	468,996		529,660		1,166,114
Goodwill impairment (Note 8.1)					4,719,096
Consumption of commercial items	139,603		180,636		252,602
Construction services (Note 3.1.3)	2,580,707		2,116,954		1,898,550
Financial assets impairment					45,687
Other	84,852		114,347		144,322

Total aeronautical and non-aeronautical services costs, costs of construction services and administrative expenses	Ps	4,921,700	Ps	4,820,892	Ps	11,112,985

(1)  As of December 31, 2017, DUAC by Ps.406,733 correspond to the consideration for the concessions in Mexico, which is equivalent to 5% of the gross revenues of each of the concessions, Ps.56,005 correspond to the consideration for the Airplan concession at 19% of gross revenues for the period from October 19 to December 31, 2017 and Ps.5,957 to the consideration for the Aerostar concession at 5% of the airport’s gross receipts for the period from June 1, to December 31, 2017.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Note 5 - Cash and cash equivalents:

	December 31,
	2016		2017

Cash and cash held at banks	Ps	3,142,810	Ps	4,417,791
Short term investments	354,825		240,701
Fiduciary rights (*)			18,962

Total cash and cash equivalents	Ps	3,497,635	Ps	4,677,454

(*)    Corresponds to the Airplan Fiduciary’s agreement 2875, signed with Fiduciaria Bancolombia to administer the resources of the concession contract. See Notes 8.2 and 18.5.

5.1) Restricted cash and cash equivalents

At December 31, 2017, restricted cash and cash equivalents includes Ps.106,350, which amount was collected by Aerostar from PFCs and are restricted to funding investment projects in airport infrastructure authorized by the FAA.  See Notes 18.6 and 9.

Note 6 - Accounts receivable - Net:

	December 31,
	2016		2017

Clients	Ps	592,583	Ps	858,900
Less: impairment provision	(127,711)		(173,398)

Current portion of accounts receivable	464,872		685,502
Long term accounts receivable from joint ventures (Notes 9 and 15.1) (*)	1,886,546

Total accounts receivable	Ps	2,351,418	Ps	685,502

(*)       In 2013, the Company granted a loan to Aerostar of Ps.1,254,800 (USD100,000) at an annual interest rate of LIBOR plus 2.10% valid for the long term. As of June 1, 2017, derived from the incorporation of Aerostar in the consolidation of the Company, this loan forms part of the elimination entries.

The expectation for collection of the short-term account receivable is one month in relation to the reporting date.

At December 31, 2016, the fair value of loans contracted with Aerostar is Ps.2,133,932.  The fair value of loans are based on discounted cash flows using a reference rate for similar loans.  The variables used to determine the fair values of the loans were:

6-month LIBOR curve

LIBOR discount curve rating B

Credit risk of PIP credit curves

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

The calculation was based on a Bloomberg Libor discount rate, remaining at level 2 of the fair value hierarchy.

The fair value of the current portion of accounts receivable at December 31 2017 and 2016 is similar to its book value.

Accounts receivable are comprised mainly of Airport Use Fees (TUA, by its initials in Spanish) paid by passengers (other than diplomats, infants and passengers in transit) who travel using the airport terminals operated by the Company.  The balance at December 31, 2016 and 2017 amounted to Ps.487,043 and Ps.525,379, respectively.

At December 31, 2017, the total balance of unimpaired past due accounts receivable was Ps.192,805 (Ps.71,317 at December 31, 2016).  These accounts relate to a number of independent clients that do not have a recent history of non-compliance.

The maturity analysis of past due accounts receivable is as follows:

	December 31,
	2016		2017

Three months	Ps	51,820	Ps	137,155
From three to six months	592		71,049
More than six months	146,616		157,999
	199,028		366,203
Minus:
Past due accounts receivable not impaired	71,317		192,805
Amount of the estimation for impairment	Ps	127,711	Ps	173,398
The movements in the impairment provision are as follows:
Provision for impairment at January 1, 2015			Ps	130,185
Application to the provision during the period			(1,964)
Provision for impairment at January 1, 2016			128,221
Application to the provision during the period			(510)
Provision for impairment at December 31, 2016			127,711
Application to the provision during the period			36,621
Aerostar’s provision impairment			6,690
Airplan’s provision impairment			2,376

Provision for impairment at December 31, 2017			Ps	173,398

The integration of the provision for impairment of accounts receivable has been recorded in the consolidated comprehensive income statement under cost of services, and the amounts charged to the provision are written off from accounts receivable when recovery is not expected.  See Note 20.3 “Reserve for doubtful accounts”, where described the procedure of its determination by the Administration.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Note 7 - Land, furniture and equipment - Net:

At December 31, 2016 and 2017, the land furniture and equipment are made up as follows:

											Foreign
					Disposals				Business		currency				Disposals
	12/31/2015		Additions		transfers		12/31/2016		acquisition		translation		Additions		transfers		12/31/2017
Land	Ps	302,050					Ps	302,050	Ps	290	Ps	7					Ps	302,347
Furniture &
equipment	55,480		Ps	5,008	Ps	(487)	60,001		8,801		380		Ps	5,852	Ps	(2,326)	72,708
Machinery &
equipment									54,723		2,843		7,817				65,383
Computer
equipment									12,231		464		2,872				15,567
Transport
equipment									18,980		975		958				20,913
Improvements to
leased premises									42,532		2,384						44,916
Accumulated
Depreciation	(35,617)		(3,822)		487		(38,952)						(22,903)		2,326		(59,529)
	321,913		1,186				323,099		137,557		7,053		(5,404)				462,305
Equipment in transit									1,772		92		9,069				10,933
	Ps	321,913	Ps	1,186	Ps		Ps	323,099	Ps	139,329	Ps	7,145	Ps	3,665	Ps		Ps	473,238

The depreciation expense for 2017 consolidated was Ps.22,903 (Ps.4006 and Ps.3,822 in 2015 and 2016, respectively), including the depreciation of Aerostar for the period of June 1 to December 31, 2017 of Ps.20,697 and the depreciation of Airplan for the period from October 19 to December 31, 2017 of Ps.175 and which has been charged in aeronautical and non-aeronautical services costs, and administrative expenses.

Note 8 - Intangible assets, airport concessions - Net:

The movements of intangible assets of airport concessions in the periods presented in the consolidated financial statements are as follows:

									Foreign
							Business		currency		Additions /
	12/31/2015		Additions		12/31/2016		Acquisition		translation		Impairment		12/31/2017
Concessions
(Regulated activity)	Ps	25,854,357	Ps	1,784,762	Ps	27,639,119	Ps	20,487,170	Ps	484,045	Ps	1,449,729	Ps	50,060,063
Licenses and ODC	191,623		13,904		205,527						18,915		224,442
Commercial Right’s
(Unregulated activity)							6,053,820		140,951				6,194,771
Goodwill							7,081,220		215,334				7,296,554
Goodwill’s impairment											(4,719,096)		(4,719,096)
Accumulated
Amortization	(7,023,669)		(536,851)		(7,560,520)						(1,143,211)		(8,703,731)
	Ps	19,022,311	Ps	1,261,815	Ps	20,284,126	Ps	33,622,210	Ps	840,330	Ps	(4,393,663)	Ps	50,353,003

(*)       The most significant additions includes: a) Improvements in the installation of the Terminal 3 building at Cancún Airport; b) Construction of the new Terminal 4 building at Cancún Airport; c) Supply and installation of passenger boarding bridges in the Terminals 3 and 4 buildings; d) Expansion of the commercial platform of the Terminal 3 building; e) Construction of earth fills and pavement for the Terminal 4 platform, and f) Construction of wheel treads, connector, and headrests in Cancún Airport.

As a result of the acquisition of Aerostar, an intangible asset was identified for the commercial rights acquired for an amount of Ps.6,053,820, which represent the rights to commercially explore the airport areas in addition to the aeronautical operation, that is, leases to commercial premises, commercial stores and advertisements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

The expense for amortization of concessions in the amount of Ps.1,130,481 (Ps.463,464 and Ps.524,297 in 2015 and 2016, respectively) has been charged to the cost of aeronautical and non-aeronautical services, this amount  includes  the amortization of commercial rights of Ps 98,780, recognized by the valuation of its investment in accordance with IFRS 3 “Business combinations”.

The expense for amortization of licenses and direct commercial operations (ODC by its initials in Spanish) in the amount of Ps.12,730 (Ps.10,581 and Ps.12,554 in 2015 and 2016, respectively) has been charged to administrative expenses.

The amortization expense of the Aerostar concessions by Ps.422,305 has been charged to the cost of aeronautical and non-aeronautical services.

The amortization expense of the Airplan concessions by Ps.54,823 has been charged to the cost of aeronautical and non-aeronautical services.

8.1) Impairment testing of goodwill

The Administration reviews the performance of the business based on a segmentation of its subsidiaries based on its geography.

Goodwill is assigned to the operating segments that are expected to benefit from the synergies of the business combination, regardless of whether other assets or liabilities of the acquired entities are assigned. The following is a summary of the allocation of goodwill for each operating segment

	2017

Aerostar Net Goodwill	Ps	887,169
Airplan Goodwill (Note 1)	1,474,955
	Ps	2,362,124

Significant estimate - Impairment:

As a result of the passage of Hurricane Maria on the island of Puerto Rico on September 20, 2017, which affected the infrastructure of the LMM airport as well as causing severe damage to the rest of the island that impacted the expected future flows of Aerostar the Company recognized an impairment of Ps.4,719,096 in cost of aeronautical and non-aeronautical services within operating costs and expenses. As a result of the above, the Administration also carried out impairment tests on the intangible asset of the concession, without determining a deterioration to be recognized. Remaining a net effect, as shown below:

	2017

Aerostar Goodwill (Note 1)	Ps	5,606,265
Goodwill Impairment	(4,719,096)
	Ps	887,169

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Methodology:

Aerostar and Airplan.- The Company’s Management performed the calculation based on the fair value less costs to sell and the value in use, in accordance with the methodologies established in IAS 36, derived from the above, took into account the most high. In this case, the Company chose the fair value less costs to sell. The method for determining this was discounted cash flows.

For the determination of fair value less costs to sell, projections of cash flows approved by the Administration are used, covering a period of 36 years in the case of Aerostar and 15 years in the case of Airplan, which are the remaining years of the airport concessions. For each CGU with a significant amount of goodwill, the key assumptions are the following:

	2017
	Airplan	Aerostar

Discount rate	10.07%	10.00%
Discount rate for the value in use method	15.12%	11.75%
Annual average of revenue growth	2.00%	3.47%
Level of the fair value hierarchy of value
recoverable from the CGU	3	3

Management has determined the values assigned to each of the above key assumptions as follows:

Assumptions	Approach used to determine the values

Discount rate	It reflects the specific risks related to the market rates of the industry and the countries in which they operate.

Annual average of revenue growth	Weighted average growth rate during the period of the concessions, on which historical trends of national and international passengers are based.

CGU Aerostar:

If the discount rate applied to the cash flow projections of this CGU would have been + 1% or -1%, Management’s estimate would have to recognize the following additional effects of Ps.1,525,824 (11.93% instead of 10.93%), and in the case of the decrease in the rate (Ps.1,827,599) lower than the amount recognized as impairment (9.93% instead of 10.93%), in the latter case the Company would not have to recognize any impairment..

CGU Airplan:

If the discount rate applied to the cash flow projections of this CGU would have been + 1% or -1%, the Administration’s estimate would have the following effects (11.07% instead of 10.07%), and in this case the excess of the fair value in relation to its book value would be shortened by Ps.394, and in the case of a decrease in the rate the excess would be increased by Ps.430 (9.07% instead of 10.07%), in none of the cases would there be any effects for deterioration.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

In the previous year there were no reasonably possible changes in any of the key assumptions that make us assume that there will be no changes in the assumptions that could significantly impact the projections made by the Company.

8.2) Basic terms and conditions of the concessions

Mexico:

The basic terms and conditions of each concession are the following:

a)           The concession holder must undertake the construction, improvement and maintenance of the facilities in accordance with its Master Development Plan (MDP) and is required to update the plan every five years.  See Note 16.

b)           The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable laws and regulations, and is subject to statutory oversight by the SCT.

c)            The concession holder shall pay a DUAC (currently 5% of the gross income of the concession holder, resulting from the use of public assets in accordance with the terms of the concessions) as required by the applicable law.  DUAC is presented in the consolidated statement of income under “Cost of aeronautical services”.  See Note 4.

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

g)            Revenues resulting from the concession are regulated and subject to a review process.  See note 19.1.3.

h)           The terms and conditions of the regulations governing the operations of the Company may be modified by the SCT.

Aerostar:

The purpose of the Aerostar concession (Agreement) is to operate the public airport safely by maintaining the highest possible levels of safety and security at the LMM Airport, and promoting, facilitating and improving commerce, tourism and economic development. The Puerto Rico authorities, Aerostar and the other airlines have agreed to the terms and conditions of the LMM Airport Facility Contract.  The concession period is 40 years as of the closing of the agreement assigning the Airport’s operating rights (February 27, 2013).

Under the Agreement, Aerostar has no rights to control in full the use of the Airport facilities, and it is required to provide certain maintenance services within the airport.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

As part of the Agreement, the authorities grant Aerostar the right to sublease the LMM Airport non-aeronautical areas and to collect and retain the fees, charges and payments and income arising from all subleased facilities.

According to the provisions of the Agreement, the Company has the right to collect the annual contributions of all airlines, which will be equal to the sum of the: a) platform use fees; b) landing fees; c) other leases, and d) international and domestic airport use fees.

The Agreement requires Aerostar to make a cash payment of USD2.5 million (Ps.49.15  million at an exchange rate of Ps.19.66) per year for the first five years after the first five years, the authority establishes a payment of “Annual Authority Income Share”, consisting of 5 % of the gross revenues of the airport obtained by Aerostar from the sixth year to the thirtieth year. From year 31 to 40, this amount will increase to 10% of the airport’s gross revenues.

Airplan:

The object of the concession contract 8000011-0K is the granting by the Aerocivil  in favor of Airplan of the concession for the administration, operation, commercial exploitation, adaptation, modernization and maintenance of the airports Antonio Roldán Betancourt, El Caraño, José María Córdova.  Las Brujas and Los Garzones, and the granting by Olaya Herrera Airport — Public Authority in favor of the concessionaire of the concession for the administration, commercial operation, adaptation, modernization and maintenance of Enrique Olaya Herrera Airport.

The term of execution of the contract extends from the date of signing of the act of commencement of execution and until the date on which one of any of the following events occurs:

•       That the regulated revenues generated are equal to the expected regulated revenues, provided that by that time 15 years have elapsed from the date of execution of the certificate of commencement of execution.

•       That 25 years have elapsed since the date of execution of the execution start certificate regardless of whether, for the time being, regulated revenues generated have not matched the value of the expected regulated revenues.

•       If the regulated income generated equals the expected regulated revenue before 15 years have elapsed from the date of execution of the certificate of commencement of execution, the duration of execution of the certificate of commencement of execution and during this term the concessionaire must execute all the obligations under his charge under the concession contract.

It must be taken into account, for purposes of the regulated revenue expected as defined in the concession contract, that the expected regulated revenue will increase once each of the complementary works (mandatory or voluntary) is delivered to the grantor.  As of December 31, 2017, the expected regulated income adjusted for complementary works is Ps.14,294,642.

The grantors agree to assign the regulated and unregulated revenues corresponding to each of the airports to Airplan. The concessionaire will obtain all of its remuneration for the concession only of the assignment of the regulated revenues and of the unregulated revenues that the concessionaires make in their favor.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

The concessionaire is obliged, with the grantor to pay, during the term of the contract, a consideration equivalent to 19% of the gross income of the concessionaire.

The concession granted by virtue of this contract imposes on the concessionaire the general obligation to administer, make commercial use and operate the airports in accordance with the minimum specifications set forth in the contract and at their own risk.

The determination of the economic useful life of the intangible is subject to the percentage of execution of the revenues with respect to the total expected income of the financial model that the Company has.

Fiduciaria Bancolombia Contract

On June 25, 2008, in accordance with the concession agreement, for the administration of the resources of the concession and the payment of the obligations in the charge of the concessionaire, Airplan was required to enter into a trust agreement with Fiduciaria Bancolombia as trustee, to which it transfers all of the gross income received and all the debt and capital resources it obtains for the execution of the concession.

The trustee will maintain, in accordance with current accounting standards, a record of each and every one of the payments and transfers that are made to third parties or to the concessionaire itself with charge to any of the accounts of the trust. The foregoing without prejudice to understand that the assignment of regulated income and non any other earnings treated as non regulated income that is managed by the trustee is made in favor of Airplan and not the trust and that the debt and capital resources obtained by the Concessionaire should be adequately recorded as such in its own accounting and only kept for record purposes in the trust, since it is constituted solely for purposes of the administration of resources.

The constitution of the trust was made through the execution of an irrevocable mercantile trust and administration agreement, which shall remain for the time equal to that of the concession agreements, provided that it does not exceed the maximum of 20 years established in the Colombian Commercial Code.

8.3) Subsequent measurement of the intangible asset

The Company will subsequently measure the intangible asset over its economic useful life at cost, less accumulated amortization and impairment loss.

Note 9 - Investment in joint ventures accounted for under the equity method:

Operational background

In 2013, the Company participated in a bidding process through its subsidiary, Aeropuerto de Cancún,           S. A. de C. V. (Cancún) for a long-term lease agreement to operate and administer the LMM Airport located in San Juan, Puerto Rico.

The investment between Highstar Capital IV (Highstar) and Cancún, created Aerostar Airport Holdings, LLC (Aerostar). It was determined that operations of Aerostar constitute a Joint Venture.  Aerostar signed a 40-year lease agreement to operate the LMM Airport.  As part of the bidding terms, Aerostar made an initial payment of USD615 million (Ps.7,846 million pesos approximately) to the Puerto Rico authorities.  A portion of that payment was funded by a private placement of bonds by Aerostar in the amount of USD350 million (Ps.4,471 million pesos approximately) in the same year of acquisition of the concession.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Nature of the investment in the Joint Business

Aerostar is a limited liability Company incorporated under the laws of Puerto Rico.  It is mainly engaged in operating the facilities of the LMM Airport.  Aeropuerto de Cancún, S. A. de C. V. holds 60% in the ownership interest of Aerostar (50% until May 26, 2017) and the Public Sector Pension Investment Board “PSP Investments” own the other 40% (until May 26, 2017 owned by Highstar Capital IV in 50%). See Note 1.

Passenger Installation Charges (PFC):

The United States Congress approved the “Aviation Safety and Capacity Expansion Act.” in which it authorizes United States airports to impose a Passenger Installation Fee (PFC). PFCs can be used for airport projects that meet at least one of the following criteria: preserve or improve the security, protection or capacity of the national air transport system; reduce noise or mitigate noise resulting from an airport; or provide opportunities for increased competition between airlines. PFC revenues and accrued interest are restricted for use in capital projects approved by the FAA and are classified as restricted cash.  See Note 5. For the period from June 1 to December 31, 2017, revenues collected by PFC were Ps.191,356.

As of June 1, 2017, Aerostar consolidates its shareholding as a subsidiary in the Company, increasing its shareholding from 50% to 60%, for which the recognition as a Joint-venture is until May 26, 2017.

CONDENSED STATEMENT OF FINANCIAL POSITION

	December 31,		May 26,
	2016		2017
Cash and cash equivalents	Ps	719,254	Ps	543,242
Restricted cash and cash equivalents	21,044		16,989
Other current assets	201,992		142,410

Current assets	942,290		702,641
Financial liabilities	(92,367)
Other current liabilities	(615,709)		(647,896)

Current liabilities	(708,076)		(647,896)

Working capital	234,214		54,7452
Land, furniture and equipment	152,758		135,373
Intangible assets, airport concessions - Net	14,661,436		13,254,582
Other non-current assets	571		556

Non-current assets	14,814,765		13,390,511

Long term debt	(7,693,682)		(6,824,310)
Loan payable to the Company (Note 13.1)	(1,886,546)		(1,430,310)
Other non-current liabilities	(265,040)		(286,325)
Deferred taxes — Net	(225,107)		(203,502)

Non-current liabilities	(10,070,375)		(8,744,447)
Stockholders’ equity	Ps	4,978,604	Ps	4,700,809

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

					Period from
	For the year ended				January 1,
	on December 31,				to May 26,
	2015		2016		2017
Total revenue	Ps	2,049,611	Ps	2,526,371	Ps	1,170,888
Operating costs and expenses	(1,456,915)		(1,650,890)		(694,435)
Comprehensive financing loss - Net	(444,726)		(535,053)		(229,789)
Deferred income taxes	(46,124)		(51,931)		(21,974)

Net income for the period	101,846		288,497		224,690
Effect for foreign currency conversion	545,514		800,692		(475,233)

Comprehensive income	Ps	647,360	Ps	1,089,189	Ps	(250,543)

Reconciliation of condensed financial information

	December 31,		May 26,
	2016		2017
Initial capital contribution to Aerostar	Ps	3,016,003	Ps	3,016,003
Accumulated earnings (deficit)	(112,162)		176,335
Net income for the period	288,497		224,690
Other accumulated comprehensive income	985,574		1,786,266
Other comprehensive income	800,692		(502,485)

Net assets at period closing	4,978,604		4,700,809

Equity percentage in joint business	50%		50%

Carrying value	Ps	2,489,302	Ps	2,340,405

			From January 1st
	December 31,		to May 26,
	2016		2017
Net income for the period	Ps	288,497	Ps	224,690
Equity percentage in joint venture	50%		50%

Equity method income	Ps	144,248	Ps	112,345

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Note 10 - Accounts payable and accrued expenses:

At December 31, 2016 and 2017, the balances are as follows:

	December 31,
	2016		2017

Suppliers	Ps	11,401	Ps	428,881
Taxes payable		116,643		157,387
Use rights of assets under concession		109,437		127,076
Accounts payable to related parties (Note 15.1)		71,725		87,951
Salaries payable		71,022		111,984
Sundry creditors for services provided		94,349		583,059
Interest payable of the Bank Loans (Note 12)				340,288
Accounts payable to contractors		657		265,236

Total	Ps	475,234	Ps	2,101,862

Due to the fact that these accounts mature at a term of under one year, their fair value is considered to approximate their book value.

Note 11 - Bank loans:

At December 31, 2017, the Company has used the total amount of these credit lines as shown below:

	Credit line		Credit line		Principal		Commissions and		Term				Fair
Bank	foreign currency		used in pesos		amortization		interests - Net		Short		Long		value

BBVA Bancomer, S. A. (*)			Ps	2,000,000	Ps		Ps	14,875	Ps	14,875	Ps	2,000,000	Ps	2,089,786
BBVA Bancomer, S. A			4,000,000		4,000,000
Santander			2,000,000				(10,576)		2,957		1,986,467		2,091,065
BBVA Bancomer, S. A. *	USD	72,500	1,425,560				3,215		5,675		1,423,100		1,540,499
Bank of America Merrill Lynch (*)	USD	72,500	1,425,560				3,215		5,675		1,423,100		1,535,374

Total Mexico	USD	145,000	Ps	10,851,120	Ps.	4,000,000	Ps	10,729	Ps	29,182	Ps	6,832,667	Ps.	7,256,724

Bancolombia	COP	150,000,000	1,295,381				(2,595		Ps.	103,100	Ps.	1,189,686	Ps.	1,204,983
CorpBanca	102,000,000		718,021				(633)		2,840		810,284		819,389
Banco Bogotá	37,000,000		813,757				(1,047)		34,159		714,374		297,229
Banco Davivienda	90,000,000		328,112				(1,159)		2,488		292,905		722,990
Banco de Occidente	37,000,000		295,186				(1,258)		1,031		292,898		297,229
Banco Popular	8,000,000		63,824				(941)		369		62,514		64,266
Banco AV Villas	8,000,000		63,824				(49)		223		63,552		64,266
Serfinansa	8,000,000		63,824				(1,243)		79		62,502		64,266

Total Airplan	COP	440,000,000	Ps	3,641,929			Ps	(8,925)	Ps	144,289	Ps	3,488,715	Ps	3,534,614

			Ps	14,493,049	Ps	4,000,000	Ps	1,804	Ps.	173,471	Ps	10,321,382	Ps	10,791,338

(*)   The following variables were used to determine the fair values of the loans at December 31, 2017:

As a result of the business combination in Airplan on October 19, 2017, a fair value of the syndicated loan, valued at its amortized cost, was determined, increasing its value by Ps.605,382.  See Note 1.

Mexico:

FRA LIBOR Curve 6months

FRA TIIE curve 28

LIBOR discount curve 3 months

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Implicit curve weights

Probability of default ASUR

Airplan:

Spot rate (DTF) at the start date of each of the provisions

Colombia reference rate

Level 2 of fair value hierarchy.

At December 31, 2016, the Company used the total amount of these credits as shown below:

	Credit line		Credit line		Principal	Commissions and		Term				Fair
Bank	used in dollars		used in pesos		amortization	interests - Net		Short		Long		value

BBVA Bancomer, S. A.(*)	USD	107,500	Ps	2,216,585	Ps	Ps	13,803	Ps	29,168	Ps	2,201,220	Ps	2,387,179
Bank of America Merrill Lynch (*)	107,500		2,216,585			13,803		29,168		2,201,220		2,378,451

	USD	215,000	Ps	4,433,170	Ps	Ps	27,606	Ps	58,336	Ps	4,402,440	Ps	4,765,630

(*)       The variables used to determine the fair values of loans are:

6-month LIBOR curve

LIBOR discount curve rating B

Credit risk of PIP credit curves

Additionally, the calculation is prepared on the basis of a Bloomberg LIBOR discount rate, with the fair value at hierarchy level 2.

Mexico:

On July 17, 2015, the Company agreed on several lines of credit with BBVA Bancomer and Bank of America Merrill Lynch in the amount of USD215 million (Ps.3,397.0  million at an exchange rate of Ps.15.80 as of July 17,2015).  The loan will be amortized in nine payments, from July 2018 to July 2022. The loan was denominated in US dollars and was subject to LIBOR plus 1.85%. On November 16, 2017, the Company paid USD70 million (Ps.1,376.2  million at an exchange rate of Ps.19.66) toward the principal and canceled the remaining portion of the loan, in order to renegotiate new loans with both banks for USD72.5 million (Ps.1,425.3 million at an exchange rate of Ps.19.66) from each. The loans are for a five-years period and mature on November 16, 2022. The loans are denominated in US dollars and are subject to LIBOR plus a spread of 1.525%  and LIBOR plus a spread of 1.45%, respectively.

The credit lines may be used for general corporate purposes and to finance capital expenditures related to the PMD. At December 31, 2017, the Company had not made capital payments.

On July 31, 2017, Cancún Airport entered into a loan with BBVA Bancomer in the amount of Ps 4,000 million. The term of the loan was one year, which would be amortized in a single payment on July 31, 2018. The loan was denominated in pesos and subject to the monthly rate TIIE plus 0.60% for the period of July 31 to October 31, 2017, TIIE plus 0.85% from October 31, 2017, to January 31, 2018, TIIE plus 1.10% from January 31 to April 30, 2018, and TIIE plus 1.60% from April 30 to July 31, 2018. The credit was used for general corporate purposes.

In October 2017, the Company restructured the debt with BBVA Bancomer, liquidating Ps 4,000 million, and incurring with the same institution a loan of Ps 2,000 million. The new loan is payable in seven years

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

and will be paid in nine semiannual payments from October 2020 to October 2024 at the rate of 28-day TIIE plus 1.25 points.

In October 2017, the Company acquired a loan with Banco Santander of Ps 2,000 million.  The term of the loan is five years, with maturity on October 27, 2022 and will be paid in one payment  at the maturity date at the rate of 28 days TIIE plus 1.25 points.

Airplan:

On June 1, 2015, the Company incurrred a new long-term syndicated loan of COP440,000,000  Colombian pesos payable in 12 years with a three-year grace period for the payment of principal.

Financial obligations

Mexico:

Under the terms of the peso credit granted by BBVA Bancomer, the Company is required to maintain a level of consolidated leverage no greater than 3.5x, calculated as a total financial debt between the UAFIDA (pretax operating profit, the interest expense, plus depreciation, plus amortization at the consolidated level) for the 12 months prior to each quarter closing and minimum interest coverage ratio of 3.0x, calculated as the UAFIDA between financial expenses associated with the total financial debt for the twelve months preceding each quarter closing.

Under the terms of the peso credit granted by Santander, the Company is required to maintain a level of leverage on the last day of each fiscal quarter not greater than 3.5x and a minimum interest coverage ratio of 3.0x. Both ratios must be calculated for the 12 months prior to each quarter.

The Company must refrain from creating, incurring, assuming or generating any liens on its goods, assets and rights, and from assuming obligations on behalf of third parties, or from acting as guarantor or granting any type of real personal or fiduciary guarantees to secure obligations on its behalf or on the behalf of third parties that are relevant or may have a relevant adverse effect on the payment of the loan.

As part of the terms of the loan made by BBVA Bancomer and Bank of America Merrill Lynch, the Company and its subsidiaries are required to keep a consolidated leverage level equal to or below 3.50:1.00 and a consolidated interest hedging index equal to or below 3.00:1.00 on the last day of each tax quarter.  In the event of breach of the foregoing, the loan limits the capacity to pay dividends to the shareholders.  Additionally, in the event of breach, all amounts due under the loan may be claimed and must be payable immediately.

During the term of the loan made by BBVA Bancomer and Merrill Lynch, the Company and its subsidiaries are not authorized to place a lien on any of the properties or sell any assets equivalent to more than 10% of the total assets consolidated in the most recent tax quarter prior to the sale or make any fundamental changes to the corporate structure..

Airplan:

The Company is obligated throughout the term of the credit to comply with the following financial commitments:

Maintain long-term financial indebtedness limited to this syndicated loan operation: This consists of the sum of the balances payable by the debtor during the term of the syndicated loan, as a result of long- and

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

short-term financial indebtedness, the amount of which may not exceed the sum of COP$440,000,000 Colombian pesos.

Maintain the capital structure: This addresses the relationship between capital and debt that the debtor must meet in relation to the project throughout the term of the loan, in such a way that the result of the financial indicator Capital 1 (Capital + debt) is equal to or higher than 16%.

Maintain the index of debt coverage: This refers to the indicator that the debtor must maintain during the entire term of the loan, defined as: EBITDA - Taxes / Debt service 2: 1.2.

The Company is in compliance with the financial obligations and clauses of all loans at December 31, 2017 and 2016.

Note 12 - Long term debt:

As of June 1, 2017, Aerostar consolidates as a subsidiary in the Company by Cancún Airport increasing its shareholding in Aerostar from 50% to 60%, and thus obtaining control.

To finance a portion of the agreement payment to the Puerto Rico Authority, and certain other costs and expenditures associated with it, Aerostar into a Note Purchase Agreement in March 22, 2013, where Aerostar authorized the issue of subordinated bonds and sale of an aggregate principal of Ps.4,471 million mexican pesos (USD350 million) of its 5.75% senior secured notes due on March 22, 2035.

Performance	2.39%
Spread credit (bps)	+336
Coupon	5.75%

On June 24, 2015, Aerostar signed an agreement for private placement of bonds in the amount of $737 million pesos (USD50 million), maturing on March 22, 2035, based on the following conditions:

Performance	6.75%

The integration of the debt is shown as follows:

	Credit line		Interest		Credit line		Interest		Term				Fair
	used in USD		in USD		in pesos		in pesos		Short		Long		Value

Loan	USD	400,000	USD	6,444	Ps	7,489,465	Ps	126,712	Ps	340,288	Ps	7,149,177	Ps	6,766,798

Corporate risk through Yield to Maturity of comparable bonds of the “Transportations and Logistics” sector.

Note 13 - Stockholders’ Equity:

At December 31, 2017 and 2016, the minimum fixed capital with no withdrawal rights is of Ps.1,000 and the variable portion is of Ps7,766,276, (nominal figure) comprised of 300,000,000 common, nominative Class I shares no par value, wholly subscribed and paid in. The variable portion of capital stock is comprised of Class II common, nominative shares.  At December 31, 2017, no Class II shares have been issued. Both

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

classes of shares will have the characteristics determined at the Shareholders’ meeting where issuance is approved and they are integrated as follows:

			Capital Stock as of
	Total shares		December 31,
Description	2016	2017	2016		2017

B Series	277,050,000	277,050,000	Ps	7,173,079	Ps	7,173,079
BB Series	22,950,000	22,950,000	594,197		594,197

Total	300,000,000	300,000,000	Ps	7,767,276	Ps	7,767,276

Legal reserve

The Company is legally required to allocate at least 5% of its unconsolidated annual net income to a legal reserve fund.  This allocation must continue until the reserve is equal to 20% of the issued and outstanding capital stock of the Company.  Mexican corporations may only pay dividends on retained earnings after the reserve fund for the year has been set up.

Reserve for acquisition of shares

The reserve for acquisition of shares represents the reservation authorized by the Stockholders for the Company to purchase its own shares subject to certain criteria set forth in the bylaws and the Securities Market Law. At December 31, 2016 and 2017, the reserve for repurchase of shares totals Ps.5,045,254 and Ps.7,052,635, respectively.

Dividends

At the April 26, 2017 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends of  Ps.1,848,000 (nominal), which don’t gave rise to IT  because the dividends were paid from the After-tax Earnings Account (CUFIN, by its initials in Spanish).

At the April 26, 2016 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends of  Ps.1,683,000 (nominal), which don’t gave rise to IT  because the dividends were paid from the CUFIN.

Dividends are tax free if paid from the CUFIN.  Dividends paid in excess of the CUFIN balances are subject to tax equivalent to 42.85% beginning on January 1, 2017.  Tax due is payable by the Company and may be credited against Income Tax for the year or Income Tax for the two immediately following fiscal years. Dividends paid from previously taxed earnings are not subject to tax withholding or payment. At December 31, 2017 and 2016, the companies CUFIN lump sum is Ps.8,951,912 and Ps.6,114,939, respectively, whereas the combined contribution capital account amounts Ps.39,689,426 and Ps.37,172,825, respectively.

The incentive is applicable provided that such dividends or profits were generated in 2016 and 2017 and are reinvested in the legal entity that generated such profits. The incentive consists of a tax credit equal to

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

the amount obtained by applying the dividend or utility is distributed, which corresponds to a yearly percentage distribution as follows:

Year of dividend or profit distribution	Percentage applicable to the amount of the dividend or distributed profit (%)
2017	1
2018	2
2019 onwards	5

The resulting tax credit determined will only be creditable against the additional 10% income tax that the legal entity must withhold and pay, provided that all the requirements are met as set forth in the Income Tax Law (IT Law) itself.

In the event of a capital reduction, any excess of stockholders’ equity over paid-in capital contribution account balances is accorded the same tax treatment as dividends, in accordance with the procedures provided for in the IT Law.

Retained earnings

Substantially, all consolidated Company earnings were generated by its Subsidiaries.  Retained earnings can be distributed to the Company’s Shareholders to the extent that the Subsidiaries have distributed earnings to the Company.

Note 14 - Income tax incurred and deferred:

a.            Income Tax (IT)

Mexico:

In 2016 and 2017, the Company determined tax profits in its subsidiaries in the amounts of Ps5,051,189 and Ps.6,358,687, respectively. In 2017 and 2016, the tax profits were partially offset with the amortization of tax losses in the amounts of Ps.93,975 and Ps.86,083, respectively.

At December 31, 2016 and 2017, the subsidiaries that have not been assessed income tax due to the tax loss carryforwards, are Cozumel, Minatitlan and Tapachula.

Taxable income differs from book income due to temporary and permanent differences arising from the different bases for the recognition of the effects of inflation for tax purposes and from the permanent effects of items affecting only the book or tax results.

The IT Law establishes for 2014 and subsequent years an income tax rate of 30%.

The Company has performed the evaluation of the Preferential Tax Regimes and has determined that this year it is not applicable because it does carry out a business activity, in the case of the investment in the airport of Puerto Rico, and that passive income does not represent more than 20% of its total income

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Aerostar:

The Company determined tax loss in Puerto Rico for Ps.77,551, derived from the agreement with the Department of the Treasury of Puerto Rico in which its operations are subject to income taxes of Puerto Rico of 10% under the provisions of Section 12 (a) of the Public Private Partnership Law (Law) enacted in June 2009. Derived from the analysis carried out by the Administration, it is considered that there are no impacts due to changes in the legislation of the United States of America made since the 2018 fiscal year.

Airplan:

The Company determined taxable income in accordance with the tax law of Colombia for the period from October 19, to December 31, 2017 of Ps.48,877, and a presumptive income on liquid equity, which results from applying the 3% rate on the fiscal liquid equity of the previous year, of Ps.23,462 annual.

The Company is subject to income taxes in Colombia of 34% plus a 6% surcharge on liquid income less COP800,000.  The Company determined an income tax of Ps.16,618 and an additional surcharge tax of Ps.2,933 for the aforementioned period.

Law 1739 of December 23, 2014 in force, establishes the determination and payment of a surcharge on income tax for equity - CREE, which is the responsibility of the taxpayers of this tax and applies to a taxable base higher than the COP800,000, which is equivalent to 6%.

The tax reform establishes that the tax rate applicable for the year 2018 and subsequent years is 33% of the taxable income.

The analysis of deferred tax assets and liabilities is as follows:

	December 31,
	2016		2017
Deferred tax asset:
Deferred tax recoverable within the following 12 months	Ps	30,615	Ps	73,710
Deferred tax recoverable after 12 months	33,930		253,010
Recoverable asset tax	152,785

	217,330		327,020

Deferred tax liability:

Deferred tax payable after 12 months	(1,673,350)		(3,360,950)

Deferred tax liability - Net	Ps	(1,456,020)	Ps	(3,033,930)

The IT provision at December 31, 2015, 2016 and 2017 is as follows:

Mexico:

	2015		2016		2017
Current IT	Ps	1,198,273	Ps	1,502,976	Ps	1,908,646
Deferred IT	(103,410)		(101,792)		(312,091)

IT provision	Ps	1,094,863	Ps	1,401,184	Ps	1,596,555

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Aerostar:

IT deferred for the period from June 1 to December 31, 2017	Ps		Ps		Ps	28,678

Airplan:

Current IT	Ps		Ps		Ps	19,551
Deferred IT					(9,337)
IT Provision Airplan for the period October 19, to December 31, 2017	Ps		Ps		Ps	10,214

Total IT provision	Ps	1,094,863	Ps	1,401,184	Ps	1,635,447

The reconciliation between the statutory and effective income tax rates is shown below:

	2015		2016		2017

Consolidated income before IT and joint venture equity method:	Ps	3,962,934	Ps	4,887,130	Ps	8,498,889
Plus (Less):
Net income before taxes of Airplan and Aerostar					16,011
Net income before taxes of subsidiaries in Mexico not subject to IT	(118,981)		(56,415)		(62,327)

Income before provisions for income taxes	3,843,953		4,830,715		8,452,573

Statutory IT rate	30%		30%		30%

IT that would result from applying the IT rate to book profit before income taxes	1,153,186		1,449,214		2,535,772
Non-deductible items and other permanent differences	8,095		11,908		8,693
Gain on business combination					(2,108,760)
Goodwill impairment					1,415,729
Annual adjustment for tax inflation	(10,924)		(10,974)		(2,406)
Temporary differences	(56,156)		(91,928)		(249,336)
Recognition of deferred income tax at the Huatulco Airport (1)			44,020
Initial recognition for deferred IT consolidation in Aerostar (2)					28,678
Initial recognition for IT consolidation in Airplan (2)					10,214
Other	662		(1,056)		(3,137)

IT provision	Ps	1,094,863	Ps	1,401,184	Ps	1,635,447

Effective ISR rate	28%		29%		19%

(1)         Based on the tax projections at December 31, 2016, the Huatulco Airport is expected to pay income tax in the future. Accordingly, the Company decided to recognize deferred income tax.  This recognition increased the effective rate by 3%.

(2)         As of June 1, 2017, Aerostar consolidates into the Company and as of October 19, 2017, Airplan consolidates financially into the Company.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Following are the principal temporary differences with respect to deferred tax:

	Period ended on
	December 31,
	2016		2017

Current deferred income tax:
Advances (Airplan)	Ps		Ps	25,271
Accrued liabilities	30,615		48,439

Current deferred income tax asset	30,615		73,710

Non-current deferred income tax:
Bank loan’s fair value			208,394
Allowance for doubtful accounting	33,930		44,916

Non-current deferred income tax asset	33,930		253,310

Deferred income tax asset	64,545		327,020

Non-current deferred income tax liability:
Fixed assets and concession (*)	(1,672,641)		(2,900,893)
Deferred income (Airplan)			(458,682)
Amortization of deferred expenses	(709)		(1,375)

Non-current deferred income tax liability	(1,673,350)		(3,360,950)

Total deferred income tax, net	(1,608,805)		(3,033,930)

Recoverable asset tax	152,785

Deferred income tax liability, net	Ps	(1,456,020)	Ps	(3,003,930)

At June 1, 2017, and October 19, 2017, Aerostar and Airplan consolidated into the Company, respectively, with an initial recognition for deferred tax liabilities of Ps.808,894 and Ps.861,483, respectively, due to the temporary difference between accounting and tax amortization rates.

(*)      Includes Ps.267,307 and Ps.357,563 from Aerostar and Airplan only in, 2017.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

The net movements of the deferred tax asset and liability for the year are as follows:

Provision
for loan	Recoverable	Foreign
portfolio	Concessioned	asset	currency
impairment	assets	tax	translarion	Other	Total

Balances at December 31, 2015	Ps	(31,576)	Ps	1,766,981	Ps	(186,875)	Ps	Ps	(24,808)	Ps	1,523,722

Recovery of asset tax	34,090	34,090
Tax charged or credited in the statement of income	(2,354)	(94,340)	(5,098)	(101,792)

(2,354)	(94,340)	34,090	(5,098)	(67,702)

Balances at December 31, 2016	(33,930)	1,672,641	(152,785)	(29,906)	1,456,020

Recovery of asset tax	152,785	152,785
Initial recognition of Aerostar	203,512	203,512
Initial valuation in Aerostar investment	605,382	605,382
Net assets acquired under the business combination of Airplan	281,899	281,899
Effect of foreign currency translation Aerostar	35,117	35,117
Initial recognition of Airplan	356,296	223,289	579,585
Effect of foreign currency translation Airplan	7,458	4,922	12,380

1,447,089	152,785	42,575	228,211	1,870,660
Tax charged or credited in the statement of income:
Airplan	(6,191)	(3,146)	(9,337)
Aerostar	28,678	28,678
Mexico	(10,986)	(283,899)	—	(17,206)	(312,091)

(10,986)	(261,412)	—	(20,352)	(292,750)

Balances at December 31, 2017	Ps	(44,916)	Ps	2,858,318	Ps	—	Ps	42,575	Ps	177,953	Ps	3,033,930

b.            Return of Asset Tax (AT) in accordance with the Law on Flat Rate Business Tax (LIETU) in Mexico.

AT in excess of IT effectively paid until December 31, 2007, (date on which AT was repealed) is subject to refund in accordance with the procedure established in the Flat Tax Law in the following ten periods up to 10% of the total AT paid and not yet recovered, without it exceeding the difference between the IT paid in the period and the AT paid in the previous three years, whichever is lower, in accordance with the Flat Tax Law, when IT incurred is higher than AT in any of those years, and it is subject to restatement through the application of “National Index Consumer Prices” Mexican factors.  The last year that the AT can be recovered is 2017.

In 2017 the Company recovered AT of Ps.211,675 and Ps.50,716 in 2016, with recognition in the results of 2017 as income Ps.58,890.

In 2015, 2016 and 2017, AT of Ps.5,259, Ps.932 and Ps.932, respectively, was applied in the results for the period under income taxes in favor of some subsidiaries in which the tax will not be recoverable in accordance with the procedure established in the Flat Tax Law, which establishes that the tax is recoverable gradually every year up to a maximum of 10% of the total AT paid in the 10 years prior to 2008.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Recoverable taxes

At December 31, 2016 and 2017, the tax credits are as follows:

	December 31,
	2016		2017

Income tax	Ps	101,664	Ps	74,885
Asset tax (*)	10,074		8,006

	Ps	111,738	Ps	82,891

(*) The balance as of December 31, 2017, was requested in return, at the date of this financial statements issuance said balance has not yet been recovered.

Aerostar Tax loss Carry forwards:

At December 31, 2017, the Aerostar had cumulative tax loss carry forwards whose right to be amortized against future taxable income expires as shown below:

					Year of
Year of loss					expiration

2012	USD	9,201	Ps.	180,892	2027
2013	52,946		1,040,916		2028
2014	33,424		657,116		2029
2015	44,188		868,736		2030
2016	58,365		1,147,456		2031

Total	USD	198,124	Ps.	3,895,118

Note 15 - Balances and transactions with related parties:

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

December 31, 2015, 2016 and 2017

In 2008, the airports of the Company and Cancún Airport Services, S. A. de C. V. entered into a lease agreement in order for the latter to operate, administer and lease the commercial spaces that were granted by the Airports.

The above contracts are related party contracts that have been eliminated in the consolidated financial statements.

15.1) Balances receivable and payable

At December 31, 2016 and 2017, respectively, the balances receivable from (payable to) related parties shown in the consolidated statement of financial position are comprised as follows:

	2016		2017

Accounts receivable:
(*) Aerostar (joint venture/loan) (Notes 6)	Ps	1,886,546	Ps
Autobuses de Oriente ADO, S. A. de C. V. (Shareholder/services)			47
Autobuses Golfo Pacífico, S. A. de C. V. (Shareholder/services)			390

	Ps	1,886,546	Ps	437
(**) Accounts payable and accumulated expenses (Note 10):
Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (Shareholder/technical assistance)	Ps	(71,837)	Ps	(82,771)
CAH Colombia, S. A. (Shareholder/technical assistance)			(4,133)
Lava Tap de Chiapas, S. A. de C. V. (Key Management personnel/services)	(338)		(1,047)

	(71,725)		(87,951)

Net	Ps	1,814,821	Ps	(87,514)

(*)            At December 31, 2016, the amount of the loan were Ps.1,874,129 plus Ps12,417 due to interest accrued on the year.  In 2016 and 2017 the capital was paid in the amount of Ps.325,693 and Ps.304,564, respectively.

(**)     These are accounts with terms of less than one year under similar market conditions.

15.2) Transactions with related parties

At December 31, 2015, 2016 and 2017, the following transactions were held with related parties, which were set at the same prices and conditions as those that would have been used in comparable operations by third parties:

	2015		2016		2017

Commercial income:
Autobuses de Oriente, S. A. de C. V. (Stockholder)	Ps	8,274	Ps	9,615	Ps	11,770
Autobuses Golfo Pacífico, S. A. de C. V. (Stockholder)	5,560		5,947		6,382
Coordinados de Mexico de Oriente, S. A. de C. V.
(Stockholder)	141		134		139

Interest income:
Aerostar (joint venture) (Note 8)	65,705		83,483		69,202

Expenses:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Stockholders:
Technical assistance (Note 13.4)	(239,175)	(288,111)	(346,487)

Related parties:
Administrative services
Leasing	(4,084)	(4,825)	(5,019)
Cleaning services	(9,084)	(9,541)	(10,239)
Other	(1,006)	(2,473)	(598)

15.3) Compensation of key personnel

Key personnel include directors, members of the Steering Committee, and Committees.  In the years ended on December 31, 2015, 2016 and 2017, the Company granted the following benefits to the key Management personnel, the Steering Committee and the different Company Committees:

	2015		2016		2017

Short term salaries and other benefits paid to key Personnel	Ps	34,693	Ps	40,062	Ps	84,642

Fees paid to the Board of Directors and Committees	5,975		4,766		4,974

(*)       In 2017, includes cost of Ps.34,879 and Ps.3,268, respectively by key personnel of directors of Aerostar and Airplan, who as of June 1, 2017 and October 19, 2017, respectively, were consolidated into the Company.

15.4) Technical assistance agreement

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

In accordance with the contract, the Company agreed to pay an annual compensation equivalent to the higher of a fixed amount or 5% of the consolidated income of the Company before deducting the compensation for technical assistance and before the comprehensive financial result, IT, depreciation and amortization, determined in accordance with financial reporting standards applicable in Mexico. Beginning in 2003, the minimum fixed amount is of USD2 million (Ps41.2 million pesos).

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

At December 31, 2015, 2016 and 2017, the expenses for technical assistance amounted to Ps.239,175 Ps288,111 and Ps.344,487, respectively.  ITA also has the right to refund the expenses incurred during the provision of the services specified in the agreement. The ITA BB series shares were put in a trust in order to ensure compliance with the technical assistance agreement, among other things.

Note 16 - Commitments and contingencies:

Commitments

a.            The Company began leasing office space on May 21, 2015, under an operating lease agreement.  This agreement includes an available extension of 60 months.  The monthly rent due is of USD21,547 (Ps444,000).

The total minimum future payments derived from the non-cancellable operating lease agreement that shall be covered in the future are as follows:

Up to one year	Ps	5,372
Between one and three years	10,745

Total	Ps	16,117

At December 31, 2015, 2016 and 2017, the rent expense embedded within the aeronautical and non-aeronautical service cost in the statement of income, was approximately of Ps.4,084, Ps.4,825 and, Ps.5,019 respectively.

b.            On December 19, 2013, the Company received from the SCT approval of the Master Development Plan (MDP) for five years from 2014-2018, in which period the Company has agreed to make a number of enhancements.  At December 31, 2016, the investment commitments under this MDP are as follows:

Period	Amount

2018	Ps	340,645	(1)

(1)       Figures in pesos adjusted to December 31, 2017, based on the National Construction Price Index (IPCO, by its acronym in Spanish) in accordance with the terms of the MDP.

c.             Pursuant to the terms for the purchase of the land in Huatulco that occurred in October 2008, the Company has the obligation to build 450 hotel rooms, for which purpose the Company will enter into agreements with third parties to develop the comprehensive tourism plan without a specific due date.  At December 31, 2017, there is an indefinite extension to this commitment issued by FONATUR.

d.            Capital projects and repair.  As part of the Concession Agreement, Aerostar has committed to fund and complete certain capital and repair projects with respect to the LMM Airport Facilities.  The Company has no time restrictions to complete these projects, except that they must be made at any time during the term of the lease.  As these projects are carried out, repairs will be recorded as expenses incurred or capitalized and depreciated according to their nature; consistent with the Company’s accounting policies.  Capital projects will be capitalized as part of an intangible concession improvement asset and will be amortized over their useful lives or the remaining life of the concession contract, whichever is less.  These projects include: the relocation of certain inspection facilities, repairs and improvements to parking garages, road signage, roof repairs, repair of certain aerodrome concrete surfaces, air conditioning improvements, restroom remodeling, extended sidewalk areas, public address systems, security plans and inspection services capacity.  These commitments were excluded from the liability

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

for initial obligations assumed due to factors of uncertainty, the variability of future costs and the extended period of time in which commitments can be fulfilled.

e.             On September 20, 2017, Hurricane Maria made landfall on the island of Puerto Rico. Operations were suspended at the San Juan airport on the 19th and resumed in a limited manner on the 21st of the month. The damages to airport infrastructure have been evaluated by the Company to be approximately USD$15 million (Ps.294.9   million at an exchange rate of Ps.19.66 ), of which most have been disbursed at the reporting date and which amount will be recorded in the cost of services as incurred. The infrastructure has material damage insurance. The recovery of said insurance will be recognized when its collection is considered virtually certain.

Contingencies

As of December 31, 2016 and 2017, the Company has confirmed that the results of its lawsuits cannot be accurately predicted as their due processes are currently ongoing and there are not enough elements to determine whether they could largely affect the Company’s financial position in the case of an adverse ruling.

a)           The Company’s transactions are subject to Mexican Federal and State Laws as well as the Puerto Rico and Colombia Law due to its subsidiaries out of Mexico.

b)           At the time that the Company was carrying out the competitive bidding process for the sale of shares of the Airport Groups, the SCT established and communicated that concessionaires could amortize for tax purposes the value of the concession up to 15% a year.  In February 2012, the SCT estimated an amount due payable by Cancún in the amount of Ps.865 million pesos against the ruling in question, because it considered that the determination of the 15% amortization was not valid in 2006 and 2007.  The Company disagreed with the decision and filed an appeal to overturn this determination.  However, in order to adhere to the amnesty program set forth in Transitory Article Three of the new Income Law for 2013, the Company partially desisted from the appeal as it relates to the income tax obligation, but not in regards to the determination of the additional distribution related to employees’ statutory profit sharing, which the Company continues to appeal.  The risk is that if a judge does not rule in favor of Cancún the amount payable would be Ps.116 million pesos.

c)            There are currently a number of labor suits in progress against the Company, mainly in relation to involuntary termination.  Any sentences that might be handed down not favoring the interests of the Company do not represent significant amounts.  The Company is in legal proceedings at the date of this report and a resolution has not been issued yet.  The total amount of those suits is approximately Ps.20 million pesos.

d)           On March 8, 2017, the contractor Pórticos, S. A., in charge of the construction of the Quibdó Service Center, filed a lawsuit against Airplan (a subsidiary of the Company) for alleged breach of contract, a claim from which the Arbitration Tribunal was integrated into which was filed against demand by Airplan.  Pórticos requests compensation of Ps.135,779 (COP20,619 Colombian pesos).

e)            On March 17, 2014, the Port Authority of Puerto Rico filed a lawsuit against Aerostar and two fuel sellers at the LMM airport claiming to be entitled to a fee charged to the fuel sellers of the airport and not to Aerostar.  In addition, they seek the return of money already received by the sellers of fuels to date, amounting to $1.4 million.  Aerostar believes that it has a meritorious defense against the demand. Given the initial stage of the case, Management cannot determine the outcome of this matter; however,

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

it reasonably believes that there are no loss contingencies that should be expense in the consolidated financial statements of the Company.

Note 17 - Basis for preparation:

The accompanying consolidated financial statements at December 31, 2015, 2016 and 2017 have been prepared in accordance with the IFRS and their Interpretations (IFRIC) as issued by the International Accounting Standard Board (IASB).

17.1) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis.  The consolidated financial statements have been prepared under the going concern basis.

17.2) Use of estimates and judgments

The preparation of consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses.  The areas involving a higher degree of judgment or complexity, or the areas where assumptions and estimates are significant to the consolidated financial statements, are described in Note 20.

Critical estimates and assumptions are reviewed regularly.  Adjustments to the accounting estimates are recognized in the period in which the estimate is reviewed and in any future period affected.

Note 18 - Summary of the main accounting policies:

In the following section, we outline the main standards, interpretations or changes to existing standards in effect for the first time for the period beginning on or after January 1, 2017:

18.1) New standards and amendments not yet adopted

New standards, amendments and interpretations effective for periods beginning on or after January 1, 2017, 2018 and 2019.

Standards applicable as of January 1, 2017 that had no significant effects on the reporting of the Company’s consolidated financial statements.

•       Disclosure Initiatives - Amendments to IAS 7.  It will be necessary to explain any changes in liabilities arising from financing activities, including changes arising from cash flows (resources obtained and loan payments), and non-monetary changes, such as acquisitions, disposals, interest accrued and unrealized exchange differences.  The changes in financial assets must be included in this disclosure if the cash flows were, or will be, included in the cash flows from financing activities.  This might be the case of assets covering liabilities arising from financing liabilities.

Standards in effect as from January 1, 2018 and 2019.

•       IFRS 15 “Revenue from contracts with clients” (effective as of January 1, 2018).  The IASB has issued a new standard for recognizing revenue.  IFRS 15 will replace IAS 18, which covers contracts for goods and

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

services and IAS 11, which covers construction contracts.  The new standard is based on the principle that revenue is recognized when control of a good or service is transferred to a customer - therefore, the notion of control replaces the existing notion of risks and rewards.  A five-step process must be applied before income can be recognized; identifying contracts with the respective customers; identifying the separate yield obligation; determining the transaction price in the contract; assigning the transaction price of each yield obligation, and recognizing income when each yield obligation is met.

•       The key change to the current practice is: any distinguishable product or service package must be recorded separately, and any discount or price mark-down in the contract must be assigned to its specific element separately.  Income may be recorded earlier than required by the current rules if the consideration varies for any reason (incentives, reductions, yield charges, royalties, success results, etc.).  Minimum amounts must be recorded if not at risk of reversal (as established in IFRS 15).  The point at which income can be recorded may vary.  A portion of the income currently recorded at one point in time upon conclusion of a contract may have to be recorded throughout the term of the contract and vice a versa.

Entities must apply IFRS 15 using one of the following two methods:

•       Retrospective method.  Requires applying IFRS 15 to each reporting period, i.e., restating prior periods in accordance with IAS 8 “Accounting policies, changes in accounting estimates and errors”.

•       Modified retrospective method.  Requires applying IFRS 15 only at the date of adoption and no adjustments need be made to prior reporting periods.  Under that method, entities must recognize the accrued effect of first-time application of IFRS 15 as an adjustment to the retained earnings opening balance (or any other component of capital, as the case may be) in the period of first-time application.  Comparative periods reported need no adjustments.  For example, if the entity adopts IFRS 15 on January 1, 2018, the accrued effect would have to be recognized in retained earnings on January 1, 2018.

In 2017, the Company’s Management carried out an inventory survey of all contracts with customers. The correct fulfillment of the performance obligations of the contracts was verified, and their validation of the prices stipulated by type of service, the results obtained reveal the evidence that there will be no significant impact in the annual consolidated financial statements by the adoption of IFRS 15 ; However, in order to further deepen its analysis, the Company analyzes whether the regulated monthly income could have an impact on its recognition in the interim periods throughout the year. The method that the Company has considered to use is the modified retrospective.

At January 1, 2017, no changes have been made as a result of applying IFRS 15, since, as mentioned in the preceding paragraphs, the changes arising from the new standard refer to reclassifications made in different captions of the statement of comprehensive income with no effects on the valuation thereof, which means that there were no changes in the net profit for 2016, which amount is include in retained earnings in the comparative statement of comprehensive income at December 31, 2017.

•       Amendments to IFRS 15 “Revenue from contracts with customers” (effective as of January 1, 2018) - The amendments include the guidelines for identifying yield obligations, accounting for intellectual property licenses and evaluating the principal vs. the agent (reporting of gross income vs. reporting of net income), including additional practical files related to the transition to the new standard.  In general terms, those amendments include:

a.            The guidelines to determine when the promises for goods or services in an agreement are different and, therefore, when they should be accounted for separately.  The amendments specifically explain

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

how to determine if the goods or services can be identified separately from other contractual promises and they establish that the objective is to determine whether the nature of an entity’s promise is to transfer individual goods or services to a customer, or to transfer a combined product (or products) whereby the individual goods and services are considered supplies.  The amendment has no significant effects on the Company, as there are no different yield obligations in the respective lease agreements.

b.            The guidelines regarding industrial property licenses for determining when income from an intellectual property license must be recorded “over time” or when it must be recorded “in a specific moment in time”.  That amendment has not effects on the Company as it does not conduct that type of transactions.

c.             Guidelines explaining that the principal in an agreement controls the goods or services before they are transferred to a customer.  The amendments provide specific revisions to explain the relationship between the principle and the indicators of control, the “account unit” for conducting evaluations and the manner of applying the control principle to services.  The IASB also amended the indicator structure in order for it to indicate when the entity is the principal rather than indicating when it is an agent, and it eliminated two indicators: 1) the entity’s consideration is in the form of a commission, and 2) the entity is not exposed to credit risk.

•       IFRS 9 “Financial instruments and amendments associated to other standards” (effective as of January 1, 2018).  IFRS 9 replaces the classification and measurement models of IAS 39 “Financial instruments: Recognition and measurement, with a single model that initially has only two classification categories: amortized cost and fair value.  Classification of debt assets will be driven by the entity’s business model for managing the financial assets and the contractual cash flow characteristics of financial assets.  A debt instrument is measured at amortized cost if: a) the purpose of the business model is to maintain the financial asset for generating contractual cash flows, and b) the instrument’s contractual cash flows merely represent the payment of principal and interest.  All other debt and equity instruments, including investments in complex debt and equity instruments, must be recognized at fair value.

All financial asset movements are recorded in the statement of income, except for equity instruments that are not held for sale, which may be recorded in the statement of income or in the respective reserves (without being subsequently recycled to the statement of income).

As regards financial liabilities measured at fair values, entities must recognize a portion of the changes in fair value arising from changes in credit risk in other comprehensive income rather than in the statement of income.  The new hedge accounting rules (released in December 2013) align hedge accounting more closely with common risk management practices.  As a general rule, it will be easier to apply hedge accounting.  The new standard also introduces additional disclosure requirements and changes in presentation.  In June 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model.  With these amendments, IFRS 9 is now complete.  The changes introduce: a third measurement category (fair value through OCI) for certain financial assets that qualify as capital instruments; a new model of expected loan losses involving a3-stage approach whereby financial assets go through the three phases as their credit quality changes.  The stage dictates how an entity must measure impairment losses and apply the effective interest method.  A simplified approach is permitted for financial assets that lack a significant financial component (e.g., account receivable).  During initial recognition, entities record losses on day one equal to expected credit losses over 12 months (or the lifetime of expected credit losses from accounts receivable), unless assets are considered to be impaired as concerns credit.  For financial periods starting before February 1, 2015, entities may opt for early application of IFRS 9 with respect to the following: credit risk requirements for

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

financial liabilities; classification and measurement requirements for financial assets and liabilities and hedge accounting.

The Company initially recognizes the bank loans obtained at their fair value net of the costs incurred in the transaction, subsequently they are recorded at their amortized cost. Therefore, in this sense, the Company does not consider that the adoption of this new standard would have an effect on its accounting records. On the other hand, the Administration continues with the evaluation of the effects of the adoption of this new standard in its accounts receivable and within its assessments of the elements of the standard, considers that it could have a non-significant impact within the Determination of the estimate for losses of accounts receivable, which will be determined on expected losses, and not incurred as is currently done. The Company is in the process of determining the monetary effect of this change, and is analyzing each item receivable to determine the probable effect of non-recovery. As regards the new hedging rules, there will be no effect as the Company does not hold any instrument subject to this accounting treatment.

•       IFRS 16 Leases (mandatory for financial years commencing on or after 1 January 2019).  IASB issued in January 2017 and 2016 a new standard for lease accounting.  This standard will replace the current IAS 17 standard, which classifies leases into financial and operating leases. IAS 17 identifies leases as financial when the risks and benefits of an asset are transferred and as operations to the rest of the leases. IFRS 16 eliminates the classification between financial and operating leases, and requires the recognition of a liability reflecting future payments and an asset for “right to use” in the majority of leases.  The IASB has included some exceptions in short-term leases and in low-value assets.  The above modifications are applicable for the lessee’s accounting, while for the lessor they remain similar to the current ones.  The most significant effect of the new requirements would be reflected in an increase in lease assets and liabilities, also having an effect on the income statement in the depreciation and financing expenses for the assets and liabilities recognized, respectively, and decreasing the expenses related to leases previously recognized as operating leases.  The standard is effective for periods beginning on or after January 1, 2019.

The standard is effective for periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 is also adopted.

On the date of issuance of the consolidated financial statements, the Administration is in the process of evaluating, identifying and quantifying the leases in the balance sheet and the income statement.  The Company expects to conclude its analysis during the next year.

There are no other additional standards, amendments or interpretations issued but not yet in effect that could significantly impact the Company.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

18.2) Consolidation

The Company’s consolidated subsidiaries in which it holds shares at December 31, 2016 and 2017 are as follows:

	Shareholding
	percentage (%)	Main activity

Aeropuerto de Cancún, S. A. de C. V. (*)(**)	100.00%	Airport services
Aeropuerto de Cozumel, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Mérida, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Huatulco, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Oaxaca, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Veracruz, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Villahermosa, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Tapachula, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Minatitlán, S. A. de C. V.	100.00%	Airport services
Cancún Airport Services, S. A. de C. V. (***)	100.00%	Airport services
RH Asur, S. A. de C. V.	100.00%	Administrative services
Servicios Aeroportuarios del Sureste, S. A. de C. V.	100.00%	Administrative services
Asur FBO, S. A. de C. V. (***)	100.00%	Administrative services
Caribbean Logistics, S. A. de C. V. (***)	100.00%	Cargo services
Cargo RF, S. A. de C. V. (***)	100.00%	Cargo services
Sociedad Operadora de Aeropuertos Centro Norte, S. A. (***)	92.42%	Airport services
Aerostar Airport Holdings, LLC (***)	60.00%	Airport services

(*)             Cancún held a 50% stake in Aerostar until May 26, 2017, which was accounted as a joint venture. See Note 9.  As of May 26, 2017, the Cancún Airport acquired an additional 10% equity interest in Aerostar. As a result of this acquisition, the Company has a 60% shareholding and now controls Aerostar, therefore Aerostar is consolidated in the Company’s financial statements.

(**)          Aeropuerto de Cancún, S. A. de C. V. acquired on October 19, 2017 a 92.42% equity interest in Sociedad Operadora de Aeropuertos Centro Norte, S. A. (Airplan), Company that holds the concession for the administration, operation, commercial exploitation, adaptation, modernization and maintenance of the Enrique Olaya Herrera in Medellín, José María Córdoba in Rionegro, El Caraño in Quibdó, Los Garzones in Montería, Antonio Roldán Betancourt in Carepa and Las Brujas in Corozal airports, and from that date Airplan’s results have been incorporated line-by-line in the Company’s and Cancún Aiport’s financial statements.

(***)   These subsidiaries sub-consolidate at the Cancún Airport.

Aerostar records and reports its financial information according to U.S. generally accepted accounting principles (US GAAP) and in USD.  For purposes of consolidating Aerostar into the Company, a translation to Mexican pesos is performed and a reconciliation from US GAAP to IFRS is carried out.  The exchange rate used at 2017 year end was Ps.19.66 Mexican pesos per dollar.

Airplan records and reports its financial information in IFRS as adopted in Colombia and their corresponding IFRIC issued by the IASB and in Colombian pesos. For purposes of consolidating Airplan into the Company, a translations to Mexican pesos is performed.  The exchange rate used at 2017 year end was $151.86 Colombian pesos per Mexican peso.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

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

Intercompany transactions, balances, revenues and expenses due to transactions between the group companies were eliminated.  Non-realized results were also eliminated.  The subsidiaries’ accounting policies are consistent with the policies adopted by the Company.  The Company uses the purchase method to recognize business acquisitions.  The consideration for the acquisition of a subsidiary is determined based on the fair value of the net assets transferred, the liabilities assumed and the capital issued by the Company.

The Company defines a business combination as a transaction in which it obtains control of a business, through which it has the power to govern and manage the relevant activities of the of assets and liabilities of said business with the purpose of providing return in the form of dividends, lower costs or other economic benefits directly to investors.

The consideration transferred in the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company.  The consideration transferred includes the fair value of any asset or liability that results from a contingent consideration agreement.  The identifiable assets acquired, the liabilities and contingent liabilities assumed in a business combination are initially measured at their fair value on the date of acquisition.  The Company recognizes any non-controlling interest in the acquired entity based on the proportional part of the non-controlling interest in the net identifiable assets of the acquired entity.

Costs related to the acquisition are recognized as expenses in the consolidated statement of income as incurred.

Goodwill is initially measured as the excess of the consideration paid and the fair value of the non-controlling interest in the acquired subsidiary over the fair value of the identifiable net assets and the liabilities acquired. If the consideration transferred is less than the fair value of the net assets of the acquired subsidiary in the case of a purchase at a bargain price, the difference is recognized directly in the consolidated statement of income. If the business combination is reached in stages, the book value at the date of acquisition of the participation previously held by the Company in the acquired entity, is remeasured at its fair value at the acquisition date.  Any loss or gain resulting from such remeasurement is recognized in the results of the year.  At the date of the measurement made by Management, a gain in business combination of Ps.7,029,200 was determined on the Aerostar acquisition, which was reflected in the consolidated statement of comprehensive income.  See Note 8.1.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(c)        Disposal of subsidiaries

When the Company loses control over one entity, any retained interest in the entity is measured at fair value, recognizing the effect in income.  Subsequently, the fair value is the initial carrying amount for the purpose of determining the retained interest as an associate, joint venture or financial asset, as appropriate.  Additionally, the amounts previously recognized in Other Comprehensive Income (OCI) relating to those entities are canceled as though the Company had directly disposed of the related assets or liabilities.  This means that the amounts previously recognized in OCI are reclassified to income for the period.

(d)       Investment in joint ventures is accounted for under the equity method

The Company applied the guidance under IFRS 11 to the agreement entered into with Highstar for the operation of the LMM Airport through Aerostar as of the initial operation date of February 27, 2013.  Under IFRS 11, “Joint arrangements” operations are classified as joint operations or joint ventures depending on the contractual rights and obligations of each investor.  The Company has evaluated the nature of its operations and has determined that it is a joint venture.  Joint ventures are recorded by the equity method.

Under the equity method, the interest in the joint business is recognized initially at cost and it is subsequently adjusted to recognize the Company’s interest in the earnings after the acquisition, or losses and movements in OCI.  When the Company’s interest in the losses of a joint business is the same as or higher than its interest in said business (which includes all long-term interest that forms part of the net investment of the Company in the joint venture), the Company does not recognize additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.

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

In accordance with IFRS 3 “Business combinations”, as of June 1, 2017 the acquisition is considered a business combination conducted in stages, which means that the fair value of interest previously acquired was also revalued.

18.3) Translation of foreign currencies

Functional currency and reporting currency

Items included in the consolidated financial statements of each of the companies of the Company are measured in the currency of the primary economic environment in which the entity operates, i.e., its “functional currency” which is also the reporting currency.  The consolidated financial statements are presented in (thousands of Mexican pesos), which is the Company’s reporting currency.

18.3.1) Consolidation of subsidiaries with a functional currency different from the reporting currency

The results and financial position of Aerostar and Airplan (none of which handle a currency that corresponds to a hyperinflationary economy) expressed in a functional currency other than the reporting currency are converted to the reporting currency as follows.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

(i)               The assets and liabilities recognized in the consolidated statement of financial position are translated at the exchange rate on the balance sheet date.

(ii)            The stockholders’ equity in the consolidated statement of financial position is translated using the historical exchange rates.

(iii)        Income and expenses recognized in the consolidated statement of income are translated at the average exchange rate for each year (unless that average is not a reasonable approximation of the effect of translating the results derived from the exchange rates prevailing at transaction dates, in which case the Company uses the respective rates).

(iv)         The resulting exchange differences are recognized within OCI.

Goodwill and fair value adjustments that arise on the date of acquisition of a foreign operation to measure them at fair value are recognized as assets and liabilities of the foreign entity and are converted at the closing exchange rate.

18.3.2) Transactions in foreign currency and results from exchange fluctuations

Operations carried out in foreign currency are recorded in the functional currency applying the exchange rates in effect at the transaction date or the exchange rate at the date of the valuation when the items are revalued.

Exchange differences arising from fluctuations in the exchange rates between the transactions and settlement dates, or the consolidated statement of financial position date, are recognized in the consolidated statements of comprehensive income.

18.4) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid investments with low risk of changes in value with original maturities of three months or less.  As of December 31, 2016 and 2017, cash and cash equivalents consisted primarily of peso and dollar denominated bank deposits and peso denominated investment bonds issued by the Mexican Federal Government.

18.5) Fiduciary rights

For the administration of the resources of the concession and the payment of the obligations in charge of the concessionaire, Airplan, a trust is constituted to which it transfers all of the gross income received and all the debt and capital resources it obtains for the execution of the concession.

18.6) Restricted cash and cash equivalents

Restricted cash includes cash and cash equivalents that are restricted in terms of withdrawal or use.  The nature of the restrictions includes restrictions imposed by financing agreements, federal agency funds related to capital expenditures, for example, for purposes of Aerostar, PFC and Airport Improvement Program (AIP) or other reserves (for example, Fund for promotion and support of air travel).

Restricted cash and cash equivalents is presented as current if it is expected to be used within twelve months of the filing date.  Any restricted fund beyond twelve months is recorded as non-current.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

18.7) Financial assets

18.7.1) Classification and measurement

Upon their initial recognition, the Company classifies its financial assets into the following categories: loans and accounts receivables.  The classification depends on the purpose for which the asset was acquired.

i.               Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss, if it is classified as held for trading or is designated as such on initial recognition.  A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short-term.  The assets in this category are valued at fair value and the respective changes are recognized in income.  Derivative financial instruments are also classified as held for trading, unless they are designated as hedges.  At December 31, 2017 and 2016, the Company does not have operations of this nature.

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

18.7.2) Impairment of financial assets

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

18.8) Leasing

18.8.1) As lessor

The leasing of terminal space made by the Company in its capacity as lessor at the terminals is documented by contracts with either fixed income or monthly fees based on the higher amount of a minimum monthly fee or a percentage of the lessee’s monthly revenue.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Since the leased assets are part of the concession assets and thus do not belong to the Company, there is no transfer of the risks and rewards of ownership and therefore are classified as operating leases.

Revenues from operating leases are recognized as non-aeronautical revenues on a straight line basis over the lease term.

18.8.2) As lessee

The leases in which a significant portion of the risk and rewards related to ownership are retained by the lessor are classified as operating leases.  The payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income based on the straight-line method over the lease term.

18.8.3) Financial leases

Property, plant and equipment leases in which Airplan holds substantially all the risks and rewards of ownership are classified as financial leases. Financial leases are capitalized at the beginning of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments.  Each financial lease payment is allocated between the liability and the financial costs. Financial lease obligations, net of the financial burden, are presented as debts (financial obligations), current or non-current, depending on whether or not payment maturities are below a 12-month period.  Financial costs are charged to income for the year over the lease period so as to produce a periodic constant interest rate on the remaining balance of the liability for each period.  Property, plant and equipment acquired under financial leases are depreciated over the shorter of the useful life of the asset and the lease term.

18.9) Land, furniture and equipment

Furniture and equipment are recorded at cost less accumulated depreciation and impairment loss.  The cost includes expenses directly attributable to the acquisition of those assets and all costs associated with placing the assets in the location and in the condition necessary for them to operate as intended by Management.

Land is recorded at cost and it is not depreciated.  Depreciation of other items of plant and equipment is calculated on the straight-line method based on the residual values over their estimated useful lives.  The useful lives from the date of acquisition are 10 years.  The useful lives at the acquisition date of the furniture and equipment are as shown below:

	2016	2017

Furniture equipment	10%	10 to 20%
Machinery	10%	10 to 20%
Computer equipment	33%	33 to 20%
Transportation equipment	25%	20 to 25%
Improvements to leased premises		10%

The residual values, useful life and depreciation method are reviewed and adjusted, if necessary, on an annual basis.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

18.9.1) Land

Land represents a territorial extension for which the Company has an obligation of constructing 450 hotel rooms along with the National Tourism Fund (FONATUR in its acronym in Spanish) in Huatulco which are recorded at its cost and are not subject to depreciation.  See Note 14c.

18.10) Intangible assets

18.10.1) Concessions

The airports that are part of the Company performed the analysis of the criteria that must be taken into account to know if they are within the scope of IFRIC 12:

a.            The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them at what price,

•       The grantor does not need to have full price control; it is sufficient that the price is regulated by the grantor, the contract or the regulator;

•       The grantor can control the price through a limit mechanism;

•       The price can vary from fixed price arrangements to those based on a formula up to a maximum price.

b.            The grantor controls, through ownership, the right of benefits or otherwise, any significant residual interest in the infrastructure at the end of the term of the agreement.

Taking into consideration the foregoing, these criteria are applicable to each of the concessions that the Company has, which is why their measurement and determination will be considered within the scope of IFRIC 12.  In addition, at the end of all the concessions all assets become the property of the nation in which the concession is located.

Within the scope of IFRIC 12, the respective assets can be classified as:

•       Financial assets: When the licensor establishes an unconditional right to receive cash flows and other financial assets independently of the use of the public service by the users.

•       Intangible assets: Only when the licensor agreements do not establish a contractual right to receive cash flows and other financial assets from the licensor, independently of the use of the public service by the users.  Airport concessions have been considered within the scope of IFRIC 12 as an intangible asset because they comply with the above provisions and no financial assets have been recognized in that regard.

Mexico:

Rights to use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired from Cancún Air, Dicas and Aeropremier.

Amortization is computed using the straight-line method over the estimated useful life of the concessions, which is 31 years as of December 31, 2017.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Aerostar:

The airport concession right, which includes certain capital expenditures in improvement projects, is recognized as an intangible asset at its cost less accumulated amortization and impairment losses.

Amortization is calculated using the straight-line method during the term of the Agreement (40 years); 36 years as of December 31, 2017.

Airplan:

In the case of Airplan, the right granted by the Concession Contract No.8000011-OK and Public Tender No.10000001OL2010, respectively, is recorded as intangible, through which the grantors assign to the Company the regulated and unregulated income corresponding to each of the airports subject to the concession.

In turn, the costs per loan that are related to the works in execution are part of the intangible.

The intangible asset resulting from the recognition and updating of the estimated income of the contract is amortized based on the proportion of the accumulated income of the contract and the total income. Amortization is recognized in the results of the period.

The useful life for the amortization was determined as the duration of the concession and the amortization rate is calculated based on the percentage of execution of the revenues with respect to the total expected income of the financial model that the Company has.  The minimum term of the concession is the year 2015; however, in accordance with the complementary works carried out and the measurement of the expected income against the income generated, the concession will have a useful life until the year 2032.

18.10.2) Licenses and direct commercial operations (ODC, by its initials in Spanish)

These items are recognized at their cost less the accrued amortization and any recognized impairment losses.  They are amortized on a straight line basis using their estimated useful life, determined based on the expected future economic benefits, and are subject to testing when indication of impairment is identified.

The estimated useful lives at December 31, 2017 are as follows:

Licenses	31 years
ODC	31 years
Commercial Rights of Aerostar	36 years
Commercial Rights of Airplan	15 years

18.10.3) Goodwill

Goodwill represents the acquisition cost of a subsidiary in excess of the Company’s interest in the fair value of the identifiable net assets acquired, determined at the acquisition date, and it is not subject to amortization.  Goodwill is shown separately in the consolidated statement of financial position and is recorded at cost less accumulated impairment losses, which are not reversed.  Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

18.10.4) Intangible assets acquired as part of a business combination

When an intangible asset is acquired as part of a business combination, it is recognized at fair value at acquisition date.  Subsequently,. intangible assets acquired in a business combination, such as commercial

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

rights, are recognized at cost less the accumulated amortization and the accrued amount of impairment losses.  Adjustments related to  remeasurement, gain or loss related to an equity accounted investment are presented in non-operating income (loss).

18.11) Impairment of long term non-financial assets

Long term non-financial assets subject to amortization or depreciation are subject to impairment tests when events or circumstances arise that indicate that their book value might not be recovered.  Impairment losses correspond to the amounts where the book value of the asset exceeds their recoverable amount.  The recoverable amount of assets is the higher of the fair value of the asset less the costs incurred for its sale and value in use.  For impairment assessment purposes, assets are grouped at the lowest levels at which they generate identifiable cash flows.  Non-financial assets are assessed at every reporting date in order to identify potential reversals of such impairment.  At December 31, 2016 and 2017, Management has not identified events or circumstances that indicate that the book value might not be recovered.

18.12) Accounts payable

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

18.13) Bank loans

Loans from financial institutions are initially recognized at their fair value, net of transaction costs.  Those funds are subsequently recorded at their amortized cost; any difference between the funds received (net of transaction costs) and the redemption value is recognized in the statement of income during the funding period using the effective interest method.

18.13.1) Refinancing costs

When loan contracts are altered, Management analyzes if the changes are substantial enough for the recognition of a new loan due to the invalidation of the old loan.  If the changes are not substantial, the loan can be recorded as a renegotiation of the original loan.  Depending on whether the loan should be cancelled and recognized as a new loan or classified as a renegotiation, the transaction costs have different treatments.

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

18.14) Derecognition of financial liabilities

The Company derecognizes its financial liabilities if, and only if, the obligations of the Company are met, are cancelled or if they expire.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

18.15) Provisions

Liability provisions represent a present legal obligation or an assumed obligation as a result of past events, when the use of economic resources is likely in order to settle the obligation and when the amount can be reasonably estimated.  Provisions are not recognized for future operating losses.

Provisions are measured at the present value of expenses expected to cover the related obligation, using a pretax rate that reflects the actual considerations of the value of money market over time and the specific risks inherent in the obligation.  The increase in the provision over time is recognized as an interest expense.

When there are similar obligations, the likelihood of the outflow of economic resources for settling those obligations is determined considering them as a whole.  In these cases, the provision thus estimated is recorded, provided the likelihood of the outflow of cash with respect to a specific item considered as a whole is remote.

18.16) Deferred IT, and tax on dividends

The expense for IT includes both the current tax and deferred taxes.  Tax is recognized in the statement of income, except when it relates to items recognized directly in OCI or in stockholders’ equity in which case, the tax is also recognized in OCI items or directly in stockholders’ equity, respectively.

Deferred IT were recorded based on the comprehensive method of liabilities, which consists of recognizing deferred taxes on all temporary differences between the book and tax values of assets and liabilities to be materialized in the future at the enacted or substantially enacted tax rates in effect at the consolidated financial statement date.  See Note 14.

Deferred tax assets are only recognized if future tax profits are expected to be incurred against which temporary differences can be offset.

Deferred tax assets and liabilities from the temporary differences arising from the investments in subsidiaries and joint businesses are recognized, except when the Company controls the reversal period for such temporary differences and it is likely that the temporary differences will not be reverted in the near future.

Deferred IT  are offset when there is a legal right for each entity to offset current tax assets against current tax liabilities and when deferred IT assets and liabilities relate to the same tax authorities.

The expense for income taxes incurred are computed based on tax laws approved in Mexico at the date of the consolidated statement of financial position.

Current IT is made up of IT, which is recorded under income for the year in which it is incurred.  The tax is based on taxable income.

To determine the IT the applicable rate in Mexico for 2017 and 2016 was 30%. The applicable rate for Airplan, according to Colombian legislation for 2017 was 34% and the applicable rate for Aerostar, in accordance with Puerto Rico law for 2017 was 10%.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

18.17) Employee benefits

The present value of the defined benefit obligations is determined by discounting the estimated future cash flows using the interest rates of high-quality corporate bonds denominated in the same currency in which the benefits will be paid and that have expiration terms that are approximate the terms of the pension obligation.  In those countries where there is no deep market for such bonds, interest rates on government bonds are used.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of the plan assets.  This cost is included in the expense for employee benefits in the consolidated statement of comprehensive income.

Gains and losses for remeasurements derived from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur directly in OCI.  They are included in the accumulated results in the statement of changes in stockholders’ equity and in the consolidated statement of financial position.

Variations in the present value of the defined benefit obligation that result from modifications or reductions of the plan are recognized immediately in results as past service costs.

Termination benefits

Termination benefits are paid when the employment relationship ends before the normal retirement date or when an employee voluntarily accepts the termination in exchange for these benefits.  The Group recognizes termination benefits on the first of the following dates: (a) it is committed to terminate the employment relationship of employees in accordance with a detailed formal plan without having the possibility of evading its obligation, and (b) when the entity recognizes restructuring costs in accordance with IAS 37 and involves payment of termination benefits.  In the case of an offer that promotes voluntary termination, termination benefits are valued based on the expected number of employees accepting the offer.  Benefits that mature 12 months after the reporting date are discounted to their present value.  The charge to income for the years ended December 31, 2015, 2016 and 2017 was Ps.1,133 Ps.1,237 and Ps.1,984, respectively.  See Note 4.

Short-term obligations

Salaries for wages and salaries, including non-monetary benefits and accumulated sick leave, which are expected to be fully settled within 12 months after the end of the period in which the employees provide the related service, are recognized in connection with the service of employees until the end of the period and are measured by the amounts that are expected to be paid when the liabilities are settled.  Liabilities are presented as current obligations for employee benefits in the consolidated statement of financial position.

Share in profits

The Group recognizes a liability and an expense for profit sharing based on a calculation that takes into account the profit attributable to the shareholders of the Company after certain adjustments.  The Group recognizes a provision when it is contractually bound or when there is a past practice that generates an implicit obligation.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

18.18) Stockholders’ equity

Capital stock, capital reserves and retained earnings are expressed at their historical cost.  The capital reserves consist of the legal reserve, the reserve to repurchase own shares, and the reserve to reflect the effect of translating foreign currency.

18.19) Basic and diluted earnings per share

Basic earnings per share were computed by dividing income available to the stockholders by the weighted average number of shares outstanding in 2017 and 2016.  The number of shares outstanding for the periods from January 1 to December 31, 2016 and 2017 was 300 million.  The basic earnings share for the year ended as of December 31, 2016 and 2017 are expressed in pesos.  As of December 31, 2016 and 2017, there were no outstanding dilutive instruments.

18.20) Financial reporting by segments

The segment financial information is presented in a manner that is consistent with the internal reporting provided to the General Directors in charge of making operational decisions, allocating resources and assessing the performance of the operating segments.

The Company determines and evaluates the performance of its airports on an individual basis, after allocating personnel costs and other costs of services, which are incurred by a Company’s subsidiary which hires some of the Company’s employees.  The performance of these services is determined and assessed separately by Management.  All the airports provide substantially the same services to their clients.  The performance of (Services) is determined and evaluated separately by Management.  All airports provide substantially the same services to their customers.  Note 2 includes the financial information related to the Company’s different segments, which includes Cancún and subsidiaries (Cancún), showing separately due to its importance Aerostar and Airplan, subsidiaries starting on June 1 and October 19, 2017, respectively, the Aeropueto de Villahermosa (Villahermosa), the Aeropuerto de Mérida (Mérida) and Servicios Aeroportuarios del Sureste (Servicios).  The financial information of the remaining six airports, of RH Asur, S. A. de C. V. and of the holding Company (including the investment of the Company in its subsidiaries) has been grouped and is included in the “Others” column.  The elimination of the investment of the Company in its subsidiaries is included in the “Consolidation Adjustments” column.

Resources are assigned to the segments based on the significance of each one to the Company’s operations.  Transactions among operating segments are recorded at their fair value.

As of June 1, 2017, Aerostar consolidates its shareholding as a subsidiary in the Company, increasing its shareholding from 50% to 60%, for which the recognition as Join-venture was until May 26, 2017, and for the period from June 1 to December 31, 2017, consolidates Aerostar line by line in the Company’s finances.

As of October 19, 2017, Airplan, S. A. consolidates as a subsidiary into the Company.

Note 19 - Financial risk management:

The Company is exposed to financial risks that result from changes in interest rates, foreign exchange rates, price risk, liquidity risk and credit risk.  The Company controls and maintains the treasury control functions related to transactions and global financial risks through practices approved by its Executive Board and Board of Directors.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

This note contains information regarding the Company’s exposure to each of the aforementioned risks, and the objectives, policies and procedures to measure and manage risk.

The main risks to which the Company is exposed are:

19.1)                  Market risk

19.1.1)        Interest rate risk

19.1.2)        Exchange rate risk

19.1.3)        Price risk

19.2)                  Liquidity risk

19.3)                  Credit risk - credit quality

19.1) Market risks

19.1.1) Interest rate risk

The Company has contracted bank loans to partially finance its operations.  These transactions expose the Company to interest risk, with the main exposure to the risk of variable interest rates resulting from changes in the market base rates (banks charge interest based on London Inter Bank Offered Rate (LIBOR) plus 1.85%) that are applied to the Company’s bank loans maturing in 2022 and 2024.

As of the issuance of the consolidated financial statements in 2016 and 2017, the reference rate used by the Company, i.e., LIBOR, has remained stable.  If the LIBOR rate increases or decreases by 2.59 percentage points (4.13 in 2016), the effect on the comprehensive income statement would be an increase or decrease in income of approximately Ps.1,476 (Ps.1,659 in 2016).  The risk is considered low, based on the materiality of the possible effect.

19.1.2) Exchange rate risk

The Company is exposed to minor risk for changes in the value of the Mexican Peso against the U. S. Dollar. Historically, a significant portion of income generated by the Company (mainly derived from the fees charged to international passengers) are denominated in U. S. Dollars, and despite that, income is invoiced in Pesos at the average exchange rate of the previous month and likewise the cash flows are collected in Pesos.  At December 31, 2016 and 2017, the Company is exposed to exchange rate risk for monetary position, as shown below:

	December 31,
	2016		2017
Monetary position:
Asset	USD	188,765	USD	50,905
Liability		218,125		148,417

	USD	(29,360)	USD	(97,512)

At December 31, 2016 and 2017, the exchange rate was Ps.20.61 and Ps.19.66, respectively.  Had the currency weakened by 10% in 2017 (15% in 2016) with respect to the U.S. Dollar, the Company would have

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

had a profit (loss) on monetary position at the close in the amount of Ps.192 in 2017 (Ps.91 in 2016).  As of April 25, 2018, the date of issuance of this report, the last known exchange rate was Ps.18.28.

19.1.3) Price risk

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

Concentrations

At December 31, 2015, 2016 and 2017, approximately  69.58%, 69.81% and 59.09%, of revenue, not including income from construction services, resulted from operations at the Cancún International Airport.

19.2) Liquidity risk

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

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2017	3 months		and one year		and 2 years		5 years

Bank loans and interest	Ps	177,080	Ps	606,433	Ps	880,357	Ps	12,146,826
Long term debt	337,107		317,789		633,140		11,442,620
Suppliers	428,881
Accounts payable and accrued expenses	1,175,306

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2016	3 months		and one year		and 2 years		5 years

Bank loans and interest	Ps	58,336	Ps	44,332	Ps	709,307	Ps	3,648,801
Suppliers	11,401
Accounts payable and accrued expenses	347,190

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

The following table shows the Company’s short term liquidity as of:

	December 31,
	2016		2017

Current assets	Ps	4,233,018	Ps	5,787,862
Current liabilities	593,183		2,408,649
Short term position (liquidity)	Ps	3,639,835	Ps	3,379,213

19.3) Credit risk - credit quality

The financial instruments that are potentially subject to credit risks consist mainly of accounts receivable.  Income obtained from fares charged to passengers is not guaranteed and therefore the Company faces the risk of not being able to collect the full amounts invoiced in the event of insolvency of its clients, which are the airlines.

In recent years, some airlines have reported substantial losses, and the income resulting from fares imposed to passengers coming from the main client airlines are not all guaranteed through bonds or other types of guarantees.  Therefore, in the event of insolvency of any of the airlines, the Company would have no certainty of recovering the total sum of amounts invoiced to the airlines for passenger fees.  In August 2010, Grupo Mexicana filed for bankruptcy. Grupo Mexicana owes the Company Ps128 million pesos for passenger fees.  As a result of Grupo Mexicana’s bankruptcy, the Company has increased its reserve for uncollectable accounts by Ps.128 million pesos.  The Company has determined that it may not be able to collect that amount from Grupo Mexicana.

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

19.4) Capital management

The objective of Management is to safeguard the Company’s ability to continue operating as a going concern in order to provide returns for stockholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

These activities are monitored through the review of information pertaining to the Company’s operation and the Industry.  This effort is coordinated by the CEO.  Through a planning method, detailed simulations are formulated of identified risks as they are known.  The risks identified are valued in terms of probability and impact and are presented to the proper authorities.  The result of all these activities is reported to the market through 20-F reports, the sole circular and quarterly reports presented to the National Banking and

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Security Commision in Mexico by a financial risk analysis committee that reports to the Company’s Board of Directors.

19.5) Fair value

Financial instruments at fair value, presented by levels, in accordance with the valuation method used are included in levels 1 and 2.  At December 31, 2016 and 2017, the Company has no financial instruments carried at fair value.

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

The fair value of financial instruments traded in active markets is based on market prices quoted at the consolidated statement of financial position closing date.  A market is considered active if quotation prices are clearly and regularly available through a stock exchange, trader, dealer, industry group, price fixing services, or regulatory agency, and those prices reflect regularly and on current bases the market transactions under independent conditions.  The quoted price used for the financial assets held by Company’s is the current offer price.

Note 20 - Critical accounting judgments and key sources of estimation uncertainty:

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

Critical accounting judgments

Significant information on assumptions, critical judgments and uncertainty estimations recognized in the consolidated financial statements are as follows:

20.1        Revenue

20.2        Deferred tax assets and liabilities

20.3        Reserve for doubtful accounts

20.4      Commercial services revenues from leased locales

20.5      Useful life of the Airplan concession

20.1 Revenue

In accordance with Note 19.1.3, Management monitors and adjusts its revenue on a regular basis so that it does not exceed the maximum rate limits.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

20.2 Deferred tax assets and liabilities

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement basis and the tax bases of assets and liabilities.  In order to determine the basis of deferred IT, taxable income projections are prepared to evaluate whether the legal entity will be subject to IT. The determination of the IT provision requires calculations and interpretation and application of complex tax laws.  Those calculations are used to assess the period and method of recovery of favorable tax balances.

Management has determined deferred taxes based on approved tax rates that are in line with its expectation of the form of realization of such items.  See Note 18.16.  Management’s expectation could be affected by the main detailed items described in Note 14.

20.3 Reserve for doubtful accounts

The Company carries out constant evaluations of the credits made to its clients and adjusts the credit limits based on the payment history of its clients as well as on the credit’s current value.  It continuously monitors collections and payments of its clients, thus preventing estimated credit losses based on its experience and losses from collection to the client that has been identified.  Although those credit losses have been historically within expectations, as well as within the reserve created to prevent them, it cannot be guaranteed that the Company will continue experiencing the same credit losses that it had in the past.  See Notes 6 and 18.7.2.

The Company conducts a sensitivity analysis to determine the degree to which possible changes to the assumptions used in determining whether or not the amount calculated of the reserve would be significantly affected.  Management has concluded that percentage used to determine the reserve is the most sensitive assumption and therefore, if said percentage were to show an increase or decrease of 15%, it would have no significant effect, since this would represent Ps28 positive or negative in 2017 (Ps19 positive or negative in 2016).

20.4 Commercial services revenues from leased locales

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

20.5 Useful life of the Airplan concession

The term of execution of the contract extends from the date of signing of the act of commencement of execution until the date on which one of any of the following events occurs:

• That the regulated revenues generated are equal to the expected regulated revenues, provided that by that time 15 years have elapsed.

• That 25 years have elapsed since the date of execution of the execution start certificate, regardless of whether, at the time, the regulated revenues generated have not matched the value of the expected regulated revenues.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

• If the regulated income generated equals the expected regulated income before 15 years have elapsed from the date of execution of the certificate of execution, the duration of the execution of the contract will be, in any case, 15 years.

It must be taken into account, for purposes of the regulated revenues expected according to the definition of the concession contract, that the expected regulated revenue will increase once each of the complementary works (mandatory or voluntary) is delivered to the grantor.

The useful life for the amortization was determined as the duration of the concession and the amortization is calculated on a linear basis based on the years in which the recovery of the expected income of the financial model held by the Company is expected. The minimum term of the concession is the year 2015; however, in accordance with the complementary works carried out and the measurement of the expected income against the income generated, the concession will have a useful life until the year 2032.

Note 21 - Consolidated statements of cash flows:

As of December 31, 2016 and 2017, the analysis of net debt and movements in net debt is presented below:

	Bank				Long-term
	loans				debt
	2016		2017		2017

Accounts payable	Ps		Ps		Ps	340,288
Bank loans (Note 11)	58,336		173,471
Bank loans (Note 11)	4,402,440		10,321,382
Long-term debt (Note 12)					7,149,177

Balances at December 31	Ps	4,460,776	Ps	10,494,853	Ps	7,489,465

Balances at January 1 of net debt	Ps	3,678,128	Ps	4,460,776

Acquisition of Aerostar and Airplan			3,424,897		7,182,963
Interest expense	126,186		322,996		295,834
Proceeds from bank loans			8,000,000
Interest paid	(106,873)		(351,152)		(277,068)
Payment of the long-term debt and bank loan			(5,339,338)		(102,907)
Foreign currency translation			217,385		390,643
Exchange (income) / loss on foreign currency	763,335		(240,711)

Balances at December 31	Ps	4,460,776	Ps	10,494,853	Ps	7,489,465

Note 22 - Subsequent events:

The Company has not yet received regulatory approval to consummate its acquisition of Aeropuertos de Oriente S. A. S. (Oriente).  In light of the pending regulatory approvals for the acquisition of Oriente, the sellers and the Company have agreed to negotiate in good faith an adjustment to the purchase price and the terms and conditions of their acquisition agreement, and to use commercially reasonable efforts to obtain the regulatory approvals.  Oriente has concessions to operate the following airports in Colombia: Simón

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

Bolívar International Airport in Santa Marta, Almirante Padilla Airport in Riohacha, Alfonso López Pumarejo Airport in Valledupar, Camilo Daza International Airport in Cúcuta, Palonegro International Airport in Bucaramanga and Yariguíes Airport in Barrancabermeja.  If the acquisition of Oriente is made.  The Company will hold approximately 97.26% of the capital stock of Oriente.

Note 23 - Authorization of the consolidated financial statements:

The consolidated financial statements and their twenty one notes are an integral part of the consolidated financial statements, which were approved for their issuance on April 25, 2018 by Mr. Adolfo Castro Rivas, Chief Executive Officer of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and by the Audit Committee.