Form 20-F
period 2018-12-31
SOUTHEAST AIRPORT GROUP
filed 2019-04-25
CIK 1123452

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2018

Commission File Number 1-15132

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

Southeast Airport Group
(Translation of registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A – 4th Floor Bosques de las Lomas 05120 Ciudad de México Mexico
(Address of principal executive offices)

Adolfo Castro Rivas

CEO

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Bosque de Alisos No. 47A – 4th Floor

Bosques de las Lomas

05120 Ciudad de México

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

☐ Yes   ☒ No

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Item 2.                   Offer Statistics and Expected Timetable

Not applicable.

Item 3.                   Key Information

SELECTED FINANCIAL DATA

We publish our financial statements in Mexican pesos.  The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  Pursuant to IFRS, financial data in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F are stated in Mexican pesos.  Our financial statements for the year ended December 31, 2018 were approved by our Board of Directors by recommendation of the Audit Committee and are subject to approval by our shareholders at the next annual stockholders’ meeting.

This Form 20-F contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.19.635 to U.S.$1.00, the exchange rate for pesos on December 31, 2018 as published by the U.S. Federal Reserve Board.  On April 12, 2019, the noon buying rate for Mexican pesos, as published by the U.S. Federal Reserve Board was Ps.18.756 per U.S.$1.00.

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

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2014.  On May 26, 2017, we acquired an additional 10.0% interest in our former joint venture, Aerostar Airport Holdings, LLC (“Aerostar”), the operator of Luis Muñoz Marín International Airport (“LMM Airport”), increasing our participation to 60.0%.  The acquisition is considered a business combination as of May 31, 2017, and as of June 1, 2017, we began to consolidate the results of Aerostar into our financial statements.  On October 19, 2017, we acquired 92.42% of the capital stock of Sociedad Operadora de Aeropuertos Centro Norte, S.A. (“Airplan”).  As of October 19, 2017, we began to consolidate the results of Airplan into our financial statements. The financial information included in the table below is derived from our audited consolidated financial statements, with the exception of information regarding ADSs and other operating data.

	As of and for the year ended December 31,
	2014		2015		2016		2017		2018
					(thousands of Mexican pesos)(1)				(thousands of dollars)(2)
Consolidated Income Statement Data:

Revenues:
Aeronautical services(3)	Ps.	3,319,672	Ps.	3,921,949	Ps.	4,532,194	Ps.	6,484,219	Ps.	8,942,910	U.S.$	455,458
Non-aeronautical services(4)	1,979,717		2,491,941		3,104,343		4,261,383		5,531,557		281,719
Construction services(5)	579,774		2,580,707		2,116,954		1,844,216		935,774		47,658
Total revenues	5,879,163		8,994,597		9,753,491		12,589,818		15,410,241		784,835
Operating expenses:
Cost of services	(1,081,376)		(1,144,327)		(1,336,385)		(2,309,625)		(3,542,792)		(180,432)
Construction expenses	(579,774)		(2,580,707)		(2,116,954)		(1,898,550)		(935,774)		(47,658)
Administrative expenses	(170,231)		(196,990)		(204,843)		(204,418)		(235,264)		(11,982)
Technical assistance fee(6)	(190,419)		(239,175)		(288,111)		(346,487)		(386,249)		(20,020)
Government concession fee(7)	(242,165)		(291,505)		(344,939)		(468,695)		(898,253)		(45,748)
Depreciation and amortization	(454,265)		(468,996)		(529,660)		(1,166,114)		(1,760,741)		(89,674)
Goodwill impairment(8)	—		—		—		(4,719,096)		—		—
Total operating costs and expenses	(2,718,230)		(4,921,700)		(4,820,892)		(11,112,985)		(7,765,909)		(395,514)
Other income(9)	—		—		—		—		134,637		6,856
Operating Profit	3,160,933		4,072,897		4,932,599		1,476,833		7,778,969		396,179
Interest income	121,369		155,718		184,569		245,787		280,623		14,292
Interest expense	(81,814)		(97,017)		(126,186)		(618,831)		(1,230,651)		(62,676)
Exchange gain	205,798		379,741		738,648		761,782		462,218		23,541
Exchange loss	(360,330)		(548,405)		(842,500)		(620,572)		(374,460)		(19,071)
Comprehensive financing result	(114,977)		(109,963)		(45,469)		(231,834)		(862,270)		(43,914)
Participation in the results of joint ventures(10)	36,448		50,923		144,248		112,345		—		—
Gain from business combination							7,029,200		—		—
Income before taxes	3,082,404		4,013,857		5,031,378		8,386,544		6,916,699		352,264
Provision for taxes	(798,681)		(1,100,122)		(1,402,116)		(1,636,379)		(1,796,893)		(91,515)
Net income	2,283,723		2,913,735		3,629,262		6,750,165		5,119,806		260,749
Net income for the year attributable to controlling interest	—		—		—		5,834,484		4,987,601		254,016
Non-controlling interest	—		—		—		915,681		132,205		6,733
Basic and diluted earnings per share(11)	7.61		9.71		12.10		19.45		16.63		0.85
Basic and diluted earnings per ADS(12)	76.12		97.13		120.98		194.50		166.25		8.5
Dividends per share(13)	Ps.	—	Ps.	5.10	5.60		6.16		6.78		0.35
Other Operating Data:
Total passengers (thousands of passengers)	23,157.56		26,140.99		28,407.05		37,534		52,269		52,269
Colombia(14)	—		—		—		1,906		10,648		10,648
Mexico	23,157.56		26,140.99		28,407.05		31,053		33,247		33,247
Puerto Rico(15)	—		—		—		4,575		8,374		8,374
Total air traffic movements (thousands of movements)	290.3		302.90		316.24		328.8		342.1		342.1
Colombia	—		—		—		—		—		—
Mexico	290.3		302.9		316.24		328.8		342.1		342.1
Puerto Rico	—		—		—		—		—		—

	As of and for the year ended December 31,
	2014		2015		2016		2017		2018
Total revenues per passenger	253.9		344.10		343.30		335.4		294.8		15.0
Colombia	—		—		—		252.9		186.5		9.5
Mexico	253.9		344.1		343.3		341.7		312.8		16.0
Puerto Rico	—		—		—		327.3		261.3		18.0
Consolidated Balance Sheet Data:

Cash and cash equivalents	Ps.	2,855,362	Ps.	2,084,160	Ps.	3,497,635	Ps.	4,677,454	Ps.	4,584,507	US $	233,486
Total current assets	3,903,916		2,985,529		4,233,018		5,787,862		6,000,912		305,623
Account receivable from joint venture	1,567,608		1,851,423		1,886,546		—		—		—
Investments in joint venture accounted for by the equity method	1,621,028		1,944,708		2,489,302		—		—		—
Intangible assets, airport concessions and goodwill - Net	16,509,356		19,022,311		20,284,126		50,353,003		49,586,322		2,525,405
Total assets	23,924,521		26,125,884		29,216,091		56,614,103		56,181,821		2,861,310
Current liabilities	401,643		506,695		593,183		2,408,649		2,408,222		122,649
Total liabilities	5,173,425		5,717,833		6,462,137		22,925,802		19,500,432		993,147
Capital stock	7,767,276		7,767,276		7,767,276		7,767,276		7,767,276		395,583
Net equity/stockholders’ equity	18,751,096		20,408,051		22,753,954		33,688,301		36,681,389		1,868,163
Consolidated Cash Flow Data:

Cash flow provided by operating activities	2,709,001		3,653,577		4,509,387		6,031,135		7,696,320		391,969
Cash flow generated (used) in financing activities	(98,482)		(1,627,017)		(1,789,873)		81,533		(6,476,664)		(329,853)
Cash flows used in investing activities	(1,034,945)		(2,816,554)		(1,366,696)		(4,961,153)		(1,311,957)		(66,817)
(Decrease) Increase in cash and cash equivalents	1,575,574		(789,994)		1,352,818		1,151,515		(92,301)		(4,701)

(1)    Except for operating data.  Per share and per passenger Mexican peso amounts are expressed in pesos (not thousands of pesos).

(2)    Except for operating data.  Translated into dollars at the rate of 19.635 per U.S. dollar, the Federal Reserve Board exchange rate for Mexican pesos at December 31, 2018.  Per share and per passenger dollar amounts are expressed in dollars (not thousands of dollars).

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

(5)    Revenues from construction services includes construction services and expenses related to the improvements of assets under concession, are recognized in accordance with the methods (input method) prescribed for measuring progress towards completion of each project, as approved by the grantor.  Since the Company hires third-party vendors to provide construction services, the revenue related to those services is equal to the fair value of the services received.

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

(9)    Reflects insurance recovery during 2018 in connection with damage to airport infrastructure caused by Hurricane Maria.

(10)  Reflects our equity participation in the net income (loss) of Aerostar Airport Holdings, LLC, the operator of LMM Airport.  We increased our participation in Aerostar to 60% as of May 26, 2017 and starting June 1, 2017, began to consolidate Aerostar’s results into our financial statements.

(11)  Shares outstanding for all periods presented were 300,000,000.

(12)  Based on the ratio of 10 Series B shares per ADS.

(13)  Dollar amounts per share were U.S.$0.297 in 2015, U.S.$0.2716 in 2016, U.S.$0.3136 in 2017 and U.S.$0.3453 in 2018 and per ADS were U.S.$2.965 in 2015, U.S.$2.716 in 2016, U.S.$3.136 in 2017 and U.S.$3.453 in 2018.  No dividends were distributed in 2014.  Per share dollar amounts are expressed in dollars (not thousands of dollars).

(14)  We began to consolidate the results of our Colombian airports as of October 19, 2017.

(15)  We began to consolidate the results of Aerostar as of June 1, 2017.

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

On October 21, 2005, Hurricane Wilma struck the Yucatán Peninsula, causing severe damage to the infrastructure of the Cancún and Cozumel airports and to our administrative office building in Cancún.  The hurricane also inflicted extensive damage on the hotel and tourist infrastructure in Cancún, the Mayan Riviera region and Cozumel, which led to sharply reduced air passenger traffic at our Mexican airports, especially in the fourth quarter of 2005 and during the first half of 2006.  Tourism in Cancún and the Mayan Riviera has by now largely recovered from Hurricane Wilma and the numbers of tourists and cruise passengers visiting Cozumel have increased since initially declining in 2005 as a result of the storm.

On September 20, 2017, Hurricane Maria struck Puerto Rico, damaging LMM Airport in San Juan, Puerto Rico and causing significant damage to the entire island.  Operations at LMM Airport were suspended at 7:30 pm on September 19, 2017 and resumed on a limited basis on September 21, 2017 with 10 flights, increasing progressively to 41 daily flights by the end of September 2017.  Operations at LMM Airport returned to a regular schedule during the fourth quarter of 2017.  Terminal buildings of LMM Airport suffered minor damage in sections that were out of operation before the airport was closed.  Airport infrastructure was insured against these events.  The hurricane inflicted extensive damage on the hotel and tourist infrastructure in Puerto Rico, which led to sharply reduced air passenger traffic at LMM Airport, especially during the third and fourth quarters of 2017.  During the third and fourth quarters of 2017, our passenger traffic in Puerto Rico decreased 15.8% relative to the same period in 2016.  Our passenger traffic in Puerto Rico also decreased 0.4% in 2018 relative to 2017.

In September 2017, a series of earthquakes shook central and southern Mexico.  On September 7, 2017, an 8.1 magnitude earthquake struck Chiapas, Oaxaca, killing at least 98 people, injuring over 300 persons, causing the issuance of a tsunami warning for the entire

Pacific coast of Central America by the Pacific Tsunami Warning Center, and damaging buildings and roads in Mexico City. On September 19, 2017, a 7.1 magnitude earthquake affected the states of Puebla and Morelos as well as the Greater Mexico City area, killing 370 people and injuring over 6,000 people.  The earthquake caused at least 44 buildings in Mexico City to collapse and temporarily shut down Mexico City International Airport. Finally, on September 23, 2017, a 6.1 magnitude earthquake hit Oaxaca, causing six deaths and injuring seven others, resulting in total damage of Ps.9.4 billion.  Neither the Mexico City earthquake nor the earthquake in Oaxaca caused substantial damage to our facilities or resulted in material interruptions to our operations.

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

The air travel industry, and consequently, our results of operations, are substantially influenced by economic conditions in Mexico, Colombia and the United States.  In 2016, 2017 and 2018, 61.1%, 60.2% and 58.4%, respectively, of the international passengers in our Mexican airports arrived or departed on flights originating in or departing to the United States.  55.9%, 55.6% and 53.8% of our revenues from Mexican passenger charges in 2016, 2017 and 2018, respectively, were derived from charges imposed on international passengers. Similarly, in 2016, 2017 and 2018, 45.6%, 46.1% and 47.7%, respectively, of passengers in our Mexican airports traveled on Mexican domestic flights.  44.1%, 44.4% and 46.2% of our revenues from Mexican passenger charges in 2016, 2017 and 2018, respectively, were derived from Mexican domestic passenger charges.  When the economies of either the United States or Mexico are in recession, as they were when the gross domestic products of both countries declined in the fourth quarter of 2008 and again in 2009, the number of international passengers in our Mexican airports that arrive or depart on flights originating in or departing to the United States have been adversely affected.  Similarly, a recession of the Colombian economy could cause the number of Colombian domestic passengers in our Colombian airports to decline.  In 2018, 43.9% of our revenues from Colombian passenger charges were derived from Colombian domestic passenger charges.

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

In Mexico, the 2008-2009 recession resulted in an overall decrease in levels of Mexican domestic passenger traffic as compared to historical passenger traffic levels, although Mexican domestic passenger levels have increased in recent years as the economy has continued to recover. In 2017, Mexican domestic passenger traffic increased 10.4% from 2016.  In 2018, Mexican domestic passenger traffic increased 10.7% from 2017.  Among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they did not benefit, and are unlikely to benefit in the future, from the substitution effect that we believe occurred with respect to passengers traveling to and from the United States.  In addition, a portion of our Mexican domestic passengers are business travelers, whose demand for travel was adversely affected by the 2008-2009 recession.  In recent years, there has been an uptick in Mexican domestic travel to certain destinations, such as Cozumel, Huatulco, Mérida, Oaxaca and Cancún (Cancún in particular experienced 13.6%, 14.1% and 12.4% increases in Mexican domestic passenger traffic in 2016, 2017 and 2018, respectively.).  So far, our other Mexican airports have continued to experience fluctuations in their passenger traffic, but nearly all of them have returned to traffic levels at or above those prior to the 2008-2009 recession.

Further, Mexican, Colombian and U.S. political and social developments, over which we have no control, may affect the economic environment in Mexico and Colombia, and consequently, may contribute to economic uncertainty.  Such conditions may adversely affect our business and results of operations.

With over U.S.$70.0 billion in outstanding debt and a debt-to-GDP ratio of approximately 68.0%, the economy of the Commonwealth of Puerto Rico (“Puerto Rico”) has worsened in recent years.  In February 2014, Puerto Rico’s government debt was downgraded to non-investment grade by various credit rating agencies and certain government entities in Puerto Rico have failed to make certain debt payments, highlighting the fragility of its economy.  On June 30, 2016, United States President Barack Obama signed the Puerto Rico Oversight, Management and Economic Stability Act, or PROMESA, into law.  PROMESA aims to restructure Puerto Rico’s debt through certain measures, including the establishment of a seven-member Oversight Board to oversee the development of budgets and fiscal plans for Puerto Rico’s government and instrumentalities.  While Puerto Rico is otherwise barred from seeking federal bankruptcy protection, PROMESA allowed the Oversight Board to petition U.S. courts to restructure debt on behalf of Puerto Rico’s Highways and Transportation Authority and

Government Retirement System on May 21, 2017 and on behalf of the Puerto Rico Electric Power Authority (“PREPA”) on July 2, 2017.  In February of 2019, the Oversight Board announced that it will appeal a ruling by the United States Court of Appeals for the First Circuit that the members of the board were unconstitutionally appointed.  It is uncertain what impact such developments under PROMESA will have on the future business and economic conditions of Puerto Rico.  Further, a prolongation of Puerto Rico’s fiscal crisis, or a worsening of the crisis, could slow the Puerto Rico economy.  Aerostar Airport Holdings, LLC, our joint venture with the Public Sector Pension Investment Board (“PSP Investments”), in which we possess a 60% ownership interest and whose results we have consolidated into our financial statements, has operated the LMM Airport in Puerto Rico since February 27, 2013.  We do not believe that the economic state of Puerto Rico has had a material impact on the results of the LMM Airport joint venture, but if the economy there continues to worsen, it could adversely affect the business and operations of our Puerto Rican subsidiary.

Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico and Colombia.

The results of presidential and congressional action in the United States could result in significant changes in, and uncertainty with respect to, immigration and border policy.  Immigration reform, especially with respect to Mexico, continues to attract significant attention in the public arena and U.S. Congress. If new federal immigration legislation is enacted, such laws may contain provisions that could make it more difficult for Mexican and Colombian citizens to travel between Mexico and Colombia, respectively, and the United States.  In addition, new immigration, border and trade legislation could lead to uncertain economic conditions in Mexico that may affect leisure or business travel, including travel to and from Mexico. Such restrictions could have a material adverse effect on our passenger traffic results.

Fluctuations in international petroleum prices could reduce demand for air travel.

Fuel represents a significant cost for airlines.  International prices of fuel have experienced significant volatility in recent years.  Most of our airline customers use kerosene-based jet fuel, the price of which is based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport.  Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.81 per gallon on September 12, 2008, it has continued to fluctuate in 2018, with a high of U.S.$2.34 per gallon on October 3, 2018 and a low of U.S.$1.56 per gallon on December 28, 2018, according to the Energy Information Administration of the U.S. Department of Energy.  As of April 15, 2019, the U.S. Gulf Coast spot price for jet fuel was U.S.$1.969 per gallon.  The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities or any future terrorist attacks.  In addition, a number of airlines have engaged in hedging strategies with respect to fuel prices.  Because of the decline in fuel prices, there have been reports suggesting that these hedging strategies have resulted in those airlines incurring derivative-related liabilities.  Increases in airlines’ costs may result in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

The loss or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues.

The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability.  In December 2018, the International Air Transport Association, or IATA, issued its 2019 financial forecast for the global commercial airline industry, estimating net post-tax profits of about U.S.$35.5 billion, due to lower oil prices and solid economic growth.  The forecast also indicated that net profit margins were expected to increase to 4.0% in 2019.

Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our Mexican regulated revenue from our key customers, including American Airlines (which accounted for 10.4% of our revenues in 2016, 10.9% in 2017 and 9.9% in 2018), United Airlines (which accounted for 10.1% of our revenues in 2016, 10.5% in 2017 and 9.3% in 2018) and ABC Aerolineas, S.A. de C.V. (“Interjet”) (which accounted for 8.9% of our revenues in 2016, 8.7% of our revenues in 2017 and 10.4% of our revenues in 2018).

On August 2, 2010, Mexicana, then one of Mexico’s two largest carriers and previously the airline which accounted for the largest share of our Mexican passenger traffic, filed for bankruptcy protection in Mexico and in the United States.  On August 28, 2010, Mexicana, Mexicana Click, formerly known as Aerovías Caribe, and Mexicana Link (which we refer to collectively as “Grupo Mexicana”) ceased operations.  On April 4, 2014, a Mexican court declared Grupo Mexicana to be officially bankrupt and ordered the sale of its assets to repay its creditors.  Other airlines that serve our Mexican, Colombian and Puerto Rican airports, including American Airlines, United Airlines, Delta Air Lines and Avianca have also undergone bankruptcies over the past 5 years.

During late March 2019, Interjet experienced a series of flight delays and cancellations resulting in part from a shortage of employees to serve all of Interjet’s scheduled flights for the period.  Interjet’s management later announced that it had found a solution to prevent further service disruptions.

None of our contracts with our principal airline customers obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. Our current agreements with our principal airline customers at our Mexican airports have been renewed.  We do not have any contracts that will expire before April 30, 2019.  With respect to our Colombian airports, our subsidiary Airplan, charges tariffs to airlines (relating to domestic routes, international routes and development).  The tariffs are established by the Special Administrative Unit of Civil Aeronautics (Unidad Administrativa Especial de Aeronáutica Civil), or Aerocivil, through Resolution 04530 of 2007.  As of December 31, 2018, all airlines at our Colombian airports were subject to such tariffs: Avianca, Aerorepública (COPA), Viva Colombia, LATAM, American Airlines, EasyFly, Trans, Spirit, Aeroméxico, Jet Blue, Satena, Iberia, Air Panama, Avior, Tampa Cargo, Aerolíneas de Antioquia, LAN Perú, among others.

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

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination.  In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes.  Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit sharing regime established by Mexican federal labor laws.    As of April 15, 2019, our appeal is still pending resolution with respect to such distributions.  If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

The FAA could downgrade Mexico’s air safety rating again, which could result in a decrease in air traffic between the United States and our airports.

On July 30, 2010, the United States Federal Aviation Administration (“FAA”) announced that, following an assessment of Mexico’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (“ICAO”), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2.”  Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances, code-sharing arrangements between Mexican and United States’ airlines were suspended and operations by Mexican airlines flying to the United States were subject to greater FAA oversight.  These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines or, in some cases, an increase in that cost of service, which resulted in a decrease in demand for travel between our airports and the United States.  4.6%, 2.9%  and 3.2% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2016, 2017 and 2018, respectively.

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

In 2018, Ps.8,465.6 million (including construction services) or 54.9% of our revenues were derived from operations at Cancún International Airport.   During 2016, 2017 and 2018, Cancún International Airport represented 75.4%, 76.0% and 75.8%, respectively, of our passenger traffic in Mexico and 54.4%, 55.1% and 55.6%, respectively, of our air traffic movements in Mexico.  The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control.  For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico.  Although these reports generally indicate that this increase in violence affects mostly cities in northern Mexico and the west coast of Mexico and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit.  In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination.  This perception may have been fueled further by travel advisories issued by the U.S. State Department on August 22, 2017 and January 10, 2018 that listed Cancún as a place in Mexico where visiting tourists must be cautious.  In addition, in March 2018, the U.S. State Department issued a security alert for Playa del Carmen, a popular destination that attracts U.S. citizens and is served by Cancún International Airport.  We cannot assure you that tourism in Cancún will not decline in the future.  Any event or condition affecting Cancún International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

Increases in prevailing interest rates could adversely affect our financial condition.

An increase in prevailing interest rates could adversely affect our financial condition.  As of December 31, 2018, we had U.S.$738.5 million in outstanding indebtedness.  Any increased interest expense associated with increases in interest rates affects our ability to service our debt absent the benefit from any hedging arrangements.  Accordingly, an increase in the prevailing interest rates applicable to our loans would increase our debt service costs, which in turn would negatively affect our results of operations.  For further details regarding our indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

Historically, a majority of our revenues have been from aeronautical services, and our principal source of aeronautical revenues is passenger charges.  Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us.  In 2018, passenger charges represented 42.5% of our consolidated revenues.

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

The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs.  Following the events of September 11, 2001, we reinforced security at our airports.  For a description of the security measures that we adopted, see “Item 4.  Information on the Company—Business Overview—Non-Aeronautical Services—Airport Security.”  While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future.  In addition, our general liability insurance premiums for 2002 increased substantially relative to our 2001 premiums and may rise again in the future.  Since October 2001, we carry a U.S.$150.0 million insurance policy covering liabilities resulting from terrorist acts at our Mexican airports.  Since 2018, we also carry a U.S.$250.0 million insurance policy for our Puerto Rico airport.  Because our insurance policies do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$150.0 million, we could incur significant costs if we were to be directly affected by events of this nature.  While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same.  In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries.  Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.  In addition, because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the FAA, in addition to the directives of Mexican and Colombian aviation authorities.

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

In 2016, 2017 and 2018, 65.0%, 62.4% and 59.9%, respectively, of our Mexican domestic passengers flew to or from our airports via Mexico City International Airport.  As a result, our Mexican domestic traffic is highly dependent upon the operations of Mexico City International Airport.  We cannot assure you that the operations of the Mexico City International Airport will not decrease or be adversely affected by construction of additional airports in the future.  In 2018, overall Mexican domestic passenger traffic to and from Mexico City decreased 2.5%.

Additionally, Toluca International Airport, which is located 64 km from Mexico City, at some point emerged as a complementary airport to Mexico City International Airport, but has recently reduced air traffic operations due to the transfer of low-cost airline operations to the

Mexico City International Airport.  Toluca International Airport is largely served by low-cost airlines that cater to Mexican domestic passengers.  Traffic to and from Toluca represented 1.2% of Mexican domestic passengers traveling through our airports in 2016, 0.9% in 2017 and 0.6% of Mexican domestic passengers in 2018.

In 2018, 46.4 % of our Colombian domestic passengers flew to or from our airports via El Dorado International Airport in Bogotá, Colombia.  As a result, our Colombian domestic traffic is highly dependent upon the operations of El Dorado International Airport.  Any event or condition that adversely affects Mexico City and Bogotá area airports could adversely affect our business, results of operations, prospects and financial condition.

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

In recent years, many airlines have reported substantial losses.  Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral.  Furthermore, Mexican passenger charges, which accounted for 15.9% of our revenues in 2018, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight.  If any of our key customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges.  For example, as a result of the Grupo Mexicana bankruptcy, we estimate that Ps.128.0 million in accounts receivable could be at risk of not being recovered, which represented 13.4% of our total accounts receivable as of December 31, 2018.  We are an unsecured creditor with respect to these amounts, and we cannot assure you how much, if any, of these amounts we will be able to recover.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 24.1% of our total employees as of December 31, 2018), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our business or results of operations.

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

Fernando Chico Pardo and Grupo ADO, S.A. de C.V., through their own investment vehicles and their interests in Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V., (“ITA”), have a significant influence as stockholders and over our management, and their interests may differ from those of other stockholders.

Agrupación Aeroportuaria Internacional III, S.A. de C.V. and Servicios Estrategia Patrimonial, S.A. de C.V., entities directly or indirectly owned and controlled by Fernando Chico Pardo, who is also the chairman of our Board of Directors, own 12.6% of our total capital stock.  In addition, Inversiones Productivas Kierke, S.A. de C.V. (“Inversiones Kierke”), an entity owned and controlled by Grupo ADO, S.A. de C.V. (“Grupo ADO”), owns 12.3% of our total capital stock.  Further, ITA, an entity which is owned 50.0% by entities directly owned and controlled by Mr. Chico Pardo and 50.0% by Inversiones Kierke, holds Series BB shares representing 7.65% of our capital stock.  These Series BB shares provide it with special management rights.  For example, pursuant to our bylaws, ITA is entitled to present to the Board of Directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our Board of Directors.  Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our shareholders) so long as its Series BB shares represent at least 7.65% of our capital stock.  Mr. Chico Pardo and Grupo ADO have entered into a shareholders’ agreement that requires their unanimous consent to cause ITA to exercise certain of these rights.  Special rights granted to ITA are more fully discussed in “Item 10.  Additional Information” and “Item 7.  Major Shareholders and Related Party Transactions.”

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

As is the case with many other domestic and international airports around the world, all of our airports (except for our Cancún Airport) have only one commercial aviation runway.  While we seek to keep our runways in good working order and to conduct scheduled maintenance during off-peak hours, we cannot assure you that the operation of our runways will not be disrupted due to required maintenance or repairs.  In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control.  The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.

We are exposed to risks related to construction projects.

The building requirements under our master development programs in Mexico could encounter delays or cause us to exceed our budgeted costs for such projects, which could limit our ability to expand capacity at our Mexican airports, increase our operating or capital expenses and adversely affect our business, results of operations, prospects and financial condition.  Such delays or budgetary overruns also could limit our ability to comply with our Mexican master development programs.  If we do not comply with our Mexican master development programs, we may be subject to fines or the loss of our Mexican concessions.  Our current master development programs in Mexico are in effect until December 31, 2023.  Renegotiation of our Mexican master development programs could lead to uncertainty regarding construction projects at our Mexican airports.

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

In the spring of 2017, we, through our Cancún airport subsidiary, entered into agreements to acquire a controlling interest in Airplan and Aeropuertos de Oriente S.A.S. (“Oriente”).  In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of a 92.42% stake in Airplan.  Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín and José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal.  On May 25, 2018, we increased our ownership stake in Airplan to 100% by acquiring an additional 7.58% of Airplan’s capital stock.  We terminated our agreement to purchase Oriente in 2018.

We purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan.  We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan of Ps.4,000.0 million from BBVA Bancomer in April 2017 to pay the balance of the purchase price.  The loan had a term of one year and an interest rate calculated on the basis of the 28-day Tasa de Interés Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 0.60% from July 31 to October 31, 2017; TIIE plus 0.85% from October 31, 2017 to January 31, 2018; TIIE plus 1.10%

from January 31 to April 30, 2018 and TIIE plus 1.60% from April 30 to July 31, 2018.  This loan was paid on October 2017, and we, through our Cancún airport subsidiary, concurrently incurred two loans of Ps.2,000.0 million each, one with BBVA Bancomer and the other with Banco Santander.

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

In July 2012, the Puerto Rico Ports Authority granted Aerostar, our Puerto Rican subsidiary, a concession to operate the Luis Muñoz Marín International Airport under the United States FAA’s Airport Privatization Pilot Program.  On February 27, 2013, the transaction was finalized and Aerostar began operating the LMM Airport.  In relation to Aerostar’s lease of the LMM Airport (the “Lease”), our Cancún airport subsidiary entered into a U.S.$215.0 million credit facility with Bank of America Merrill Lynch and BBVA Bancomer to make capital contributions to Aerostar required by Aerostar’s Operating Agreement.  The credit facility was amended on November 16, 2017 to reduce the unsecured term loan commitments to U.S.$145.0 million (which reduction was made concurrently with a repayment of U.S.$70.0 million of the term loans) and to extend the facility’s final maturity to 2022.  Certain covenants in this credit facility restricted our ability to incur debt in the future, which could in turn limit our ability to pursue other business opportunities.  On May 16, 2018, U.S.$72.5 million of this credit facility was paid and on November 16, 2018, the remaining U.S.$72.5 million of this credit facility was paid.  For a more detailed description of the terms of this credit facility, see “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Indebtedness.”  Additionally, our Cancún airport subsidiary pledged its membership interests in, and subordinated loan to, Aerostar, as collateral for debt incurred by Aerostar to fund a portion of the concession fee and contingent liabilities related to the concession.  Our Cancún airport subsidiary’s incurrence of debt and pledge of assets may limit our ability to obtain financing for future acquisitions or transactions.  Other risks and uncertainties relate to our 2017 acquisition of a majority interest in Aerostar.  We may be unable to fully implement our business plans and strategies for the integration of Aerostar’s business into ours.  The business growth opportunities, revenue benefits and other benefits expected to result from this acquisition may be delayed or not achieved as expected.  To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, our results of operations and financial condition may be adversely affected.

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

On May 26, 2017 we acquired an additional 10% interest in Aerostar from our former joint venture partner, Oaktree Capital Management, L.P. (“Oaktree Capital”), increasing our total interest to 60.0%.  The minority shareholder in Aerostar is PSP Investments, which acquired a 40.0% ownership interest in Aerostar from Oaktree Capital.  We received all regulatory approvals for this transaction and, starting June 1, 2017, began to consolidate Aerostar’s results into our financial statements.  All operating and management decisions relating to Aerostar, except for major decisions, require the approval of the majority of the votes of the managers.  However, major decisions, including requiring the members to make additional capital contributions, setting Aerostar’s annual budget and approving distributions to Aerostar’s members, require a supermajority vote of Aerostar’s managers (a supermajority defined as a majority consisting of at least one manager designated by each member).  Due to our 60% interest in Aerostar, we are entitled to designate a majority of members to the board of managers.

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

The system of price regulation applicable to our Mexican airports establishes an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation.  The maximum rates for our Mexican airports have been determined for each year through December 31, 2023.  For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation” and “Item 4. Information on the Company—Puerto Rican Regulatory Framework—Price Regulation.”  Under the terms of our Mexican concessions, there is no guarantee that the results of operations of any airport will be profitable.

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

In addition, our Mexican maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements.  For the five-year term ending December 31, 2023, an annual efficiency adjustment factor of 0.70% was established by the Ministry of Communications and Transportation.  Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport’s maximum rates every five years.  For a description of these efficiency adjustments, see “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Methodology for Determining Future Maximum Rates.”  We cannot assure you that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.

The Mexican government has in the past implemented changes, and may in the future implement additional reforms, to the tax laws applicable to Mexican companies including ASUR.  In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations and cash flows.  For example, on May 23, 2014, a new Federal Economic Competition Law (Ley Federal de Competencia Económica) was enacted.  The statute grants broad powers to the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) or COFECE, including the abilities to investigate and regulate essential facilities, investigate companies, eliminate barriers to competition in order to promote access to the market and order the divestment of assets.  The statute also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law.

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

In 2013, the Mexican government approved a comprehensive tax reform law.  The tax reform law, which became effective January 1, 2014, contains numerous provisions which will have affected us, such as the repeal of the flat tax (“IETU”), the imposition of a 10.0% tax on dividends, a limitation on certain corporate deductions, changes in the tax consolidation rules and changes to indirect taxes such as VAT and changes in criteria for the deductibility of certain expenses and/or the accumulation of income.  Moreover, dividends paid in excess of the net tax profit account (“CUFIN”) are subject to a tax of 42.86%. Tax due is payable by the company and may be credited against income tax for the year or the two immediately following fiscal years. Dividends paid from previously taxed earnings are not subject to withholding or additional taxes. Certain of these provisions may affect our cash flows and our results of operation.  For more information on this and other changes to Mexican tax law, see “Item 5.  Operating and Financial Review and Prospects—Taxation.”

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

Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated.  In 2016, 2017 and 2018, 46.5%, 50.1% and 57.4%, respectively, of our total revenues were earned from aeronautical services at our Mexican airports, which were subject to price regulation under our maximum rates in Mexico.  In 2018, 58.0% of our total revenues were earned from aeronautical services at all of our airports.  These Mexican maximum rate regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition.  In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs in Mexico) or established (as in the case of our maximum rates in Mexico) by the Ministry of Communications and Transportation for five-year terms.  Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our Mexican master development programs or the obligation under Mexican concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term.  In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

Historically, we have set the prices we charge for regulated services at each Mexican airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport.  We expect to continue to pursue this pricing strategy in the future.  For example, in 2018, our revenues subject to maximum rate regulation represented 99.9% of the amount we were entitled to earn under the maximum rates for all of our Mexican airports.  There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index (excluding petroleum)).  However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight.  Such tariffs for the services that we provide to international flights or international passengers in our Mexican airports are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight.  Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions.  On December 31, 2017 and December 31, 2018, the peso/dollar exchange rate was nearly the same, Ps.19.640 per U.S.$1.00 on December 29, 2017 and Ps. 19.635 per U.S.$1.00 on December 31, 2018, but experienced intra-year volatility.  In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

In addition, our subsidiary Aerostar, as operator of the LMM Airport, is subject to United States federal aviation laws and regulations issued by the FAA and the Transportation Security Administration, or TSA.  However, because the LMM Airport is the first airport to be privatized under the Airport Privatization Pilot Program, it is unclear how the FAA will apply to Aerostar and the LMM Airport existing and future laws and regulations applicable to airport operators in the United States.  If Aerostar fails to comply with existing or future laws and regulations, it could be subject to fines or be required to incur expenses in order to bring the LMM Airport into compliance.  This and any other future changes in existing laws and changes in enforcement priorities by the governmental agencies charged with enforcing existing laws and regulations, as well as changes in the interpretation of these laws and regulations, can increase our businesses and investments’ compliance costs.

Risks Related to Mexico

Appreciation, depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

In 2018, the peso appreciated 0.03% against the U.S. dollar.  From 2014 to 2017, the peso decreased substantially in value against the U.S. dollar, and if this depreciation were to resume, it could (notwithstanding other factors) lead to a decrease in Mexican domestic passenger traffic that may not be offset by any increase in international passenger traffic.  Any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers.  Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for Mexican domestic passengers, which may adversely affect our results of operations.  In addition, there can be no assurance that any depreciation of the peso in the future will result in an increase to international passenger traffic.

In addition, depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the Series B shares, as well as the dollar value of any dividend or other distributions that we may make.

Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings and as of December 31, 2018, our Mexican airports did not have dollar-denominated liabilities, we may incur dollar-denominated debt to finance all or a portion of these investments.  A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

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

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by 1.6% and inflation increased by 2.5%. GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009.  In 2010, the Mexican economy began to recover, with GDP increasing by 5.5% and inflation at 4.4%.  In 2011, Mexican GDP increased 3.7% with inflation decreasing to 3.8%.  In 2012, GDP increased 3.9% with inflation decreasing to 3.6%.  In 2013, Mexican GDP increased 1.1% and inflation increased to 3.9%. In 2014, Mexican GDP increased 2.6% and inflation increased to 4.1%.  In 2015, Mexican GDP increased 2.5% and inflation decreased to 2.1%. In 2016, Mexican GDP increased 2.8% and inflation increased to 3.4%. In 2017, Mexican GDP increased 2.3% and inflation increased to 6.8%, its highest level in 16 years. In 2018, Mexican GDP increased 2.0% and inflation increased to 4.8%.

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

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant effect on Mexican private-sector entities in general, and us in particular, as well as on market conditions, prices and returns on securities, including our ADSs.

The most recent presidential and congressional elections took place in July 2018. Andrés Manuel López Obrador, presidential candidate for the National Regeneration Movement Party (Movimiento de Regeneración Nacional) (“Morena”), was elected President and took office on December 1, 2018, ending the Institutional Revolutionary Party’s (Partido Revolucionario Institucional) (“PRI”) hold on the presidency. During the presidential campaign, Andrés Manuel López Obrador expressed, among other things, his intentions to modify and/or terminate certain structural reforms.

Indeed, before taking office, López Obrador submitted to a national referendum the question of whether to continue construction of a new international airport in Mexico City, one of Mexico’s most important infrastructure projects.  Construction of the new international airport to replace Mexico City International Airport began in 2015 and was projected to be completed in 2020.  The referendum was carried out by a private company contracted by Morena and through mechanisms not necessarily envisioned in the Constitution.  The result of the referendum, announced on October 28, 2018, was to discontinue construction on the new international airport and, in its stead, build a new airport network consisting of three airports near the Mexico City metropolitan area.  On December 27, 2018, the López Obrador administration formally terminated work at the new international airport in Mexico City.  The López Obrador administration instead plans to continue to use Mexico City International Airport, to add additional runways to the military air base at Santa Lucia and to upgrade Toluca International Airport to handle Mexico City air traffic.  Our Mexican domestic passenger traffic is highly dependent upon the operations of the Mexico City International Airport.  We cannot assure you that any future uncertainty surrounding construction of a new Mexico City airport will not adversely affect the operations of the Mexico City International Airport.

Then on November 24 and 25, 2018, López Obrador and Morena held another such referendum.  During this second referendum, voters approved the construction of a railway, labeled the Mayan Train, that would link Mayan archaeological and tourist sites in five southeastern states—Campeche, Chiapas, Quintana Roo, Tabasco and Yucatan.  The Mayan Train is envisaged to be a four-year project costing U.S.$7.4 billion which will connect Palenque with Cancún.  We cannot assure you that the construction of the Mayan Train or any uncertainty around its construction will not impact the passenger traffic at our Mexican airports.

In his statements after the announcement of the referendum results, López Obrador expressed his intention to, during his term as president, to carry out more such referendums on matters, that in his judgment and that of his administration, are of national interest, and that the results of such referendums will be adopted without taking into account the economic impact they could have on financial markets.  We cannot predict if and to what degree such a policy could generate economic instability in Mexico, nor if our operations or the legal framework under which we operate could be affected.

The Mexican government could implement significant changes in laws, policies and regulations, which could affect the economic and political situation in Mexico.  We cannot predict how the new government will be managed, and the current or new administration could implement substantial changes in law, policy and regulations in Mexico, which could negatively affect our business, financial condition, results of operations, cash flows, prospects and/or the market price of our ADSs. There is no guarantee that the relatively stable political environment in Mexico will continue in the future.

Mexican congressional elections also took place in July 2018, and Morena obtained an absolute majority as a result of its strategic coalition with the Labor Party (Partido del Trabajo) and the Social Encounter Party (Partido Encuentro Social).  The coalition was known as “Together we will make history” (Juntos Haremos Historia). Mexico’s next federal legislative election will be in July 2021. Morena may gain an absolute majority of the legislature, which could result in further reforms and secondary legislation of key sectors of the Mexican economy, such as the energy sector.

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

Negotiators for Mexico, the United States and Canada announced an agreement in September 2018, whereby certain aspects of NAFTA would be modified. The modifications include, among others, minimum wages rules for the automotive sector, greater access to Canadian dairy markets, and extension of copyright protections to 70 years beyond the life of the author. In addition, the revised NAFTA updates (for US and Mexico only) NAFTA’s Chapter 11 investor-State dispute settlement procedures. The revised NAFTA (also called the United States - Mexico - Canada Agreement, or USMCA) modifications are still subject to confirmation by each nation’s legislature. These are expected to include a 16-year “sunset” clause, meaning the terms of the agreement expire after a set period of time, as well as being subject to a review every six years, at which point the US, Mexico, and Canada can decide to extend the revised NAFTA or not.  If the revised NAFTA or USMCA is terminated or otherwise modified, such termination or modification could materially impact Mexico’s aviation sector. While it is difficult to predict their scope and effect, such changes could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market price of our ADSs.

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

Any attempt by President Trump to implement changes to United States-Mexico policy, including actions to withdraw from or materially modify NAFTA or USMCA, and to implement immigration reform, could have a material adverse effect on our business, financial condition or results of operations.

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

In the context of any political instability, allegations have been made against members of the Colombian government concerning possible ties with paramilitary groups.  These allegations may have a negative impact on the Colombian government’s credibility, which could in turn have a negative impact on the Colombian economy and tourism, and our operations there in the future.  In October 2016, the Colombian Government signed a peace agreement with the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or “FARC”) guerilla to seek their demobilization and end of the armed conflict.  In November 2016, the Colombian government entered into a peace agreement with FARC without submitting the agreement to voter approval. On January 18, 2019 President Ivan Duque announced the termination of the negotiations for a peace agreement with the National Liberation Army, the second-largest guerilla group in the country. This decision was the result of a terrorist attack on a police station based in Bogotá, perpetrated by the ELN.  In addition, some ex-guerrilla members continue to carry out illegal activities, including micro-drug trafficking and robbery, leading to the establishment of criminal bands in the Antioquia, Cauca and Valle del Cauca regions. As a result, local and national authorities have increased the presence of military and police forces, particularly in border zones and major cities such as Medellín.

In addition, Colombia has recently experienced substantial migration from Venezuela, leading to strained relations between the nations, including with respect to commercial relations.  Air transport between Colombia and Venezuela has slowed in part due to political and economic instability in Venezuela.

In June 2018, Ivan Duque, a center-right politician, was elected president of Colombia, and took office in August 2018. It is uncertain whether the new government will impact certain policies, particularly with respect to guerrilla and paramilitary groups.  As such, our Colombian operations could be adversely impacted by rapidly changing economic, political and social conditions in Colombia and by the Colombian government’s response to such conditions. Additionally, any changes in the ruling government, regulations or policies relating to aeronautical services or investment, or shifts in political attitudes in Colombia are beyond our control.

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

We will be classified as a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income for the taxable year consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income).  We believe that we were not a PFIC for U.S. federal income tax purposes in 2018 and do not expect to be a PFIC in subsequent taxable years.  PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets.  Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC.

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

Under the technical assistance agreement, ITA provides management and consulting services and transfers industry “know-how” and technology to ASUR in exchange for a technical assistance fee.  This agreement is more fully described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”  The agreement provides us a perpetual and exclusive license in Mexico to use all technical assistance and “know-how” transferred to us by ITA or its stockholders during the term of the agreement.  The agreement had an initial 15-year term which expired in 2013, and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The agreement was renewed on June 29, 2018.  Although Copenhagen Airports A/S (“Copenhagen Airports”) sold its stake in ITA to Mr. Chico

Pardo in October 2010, this technical assistance agreement continues in force.  ITA provides us assistance in various areas, including strategic planning, financial analysis and control, development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic volume at our airports, political and regulatory issues, assistance with the preparation of the master development plans that we are required to submit to the Ministry of Communications and Transportation with respect to each of our airports, construction programming, exploring and analyzing new business opportunities, and the improvement of our airport operations.

The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for United States inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement).  The agreement was amended in 2012 to provide for quarterly payments of the fee.  The fixed dollar amount decreased during the agreement’s initial five years.  The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002.  Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the United States consumer price index) as from the first anniversary of the technical assistance agreement.  In 2018, the fixed amount was U.S.$3.0 million.  We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  In 2016, 2017 and 2018, the technical assistance costs were Ps.288.1 million, Ps.346.5 million and Ps.386.2 million, respectively, greater than the fixed costs of Ps.60.0 million, Ps.58.3 million and Ps.59.4 million, respectively, for the same periods.

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

Currently, Fernando Chico Pardo, our Chairman, directly holds 50.0% of ITA’s shares.  The other 50.0% is held by Inversiones Kierke, an entity owned and controlled by Grupo ADO.  Mr. Chico Pardo became a stockholder in ITA in April 2004 when he acquired the 24.5% ownership stake of the French group Vinci, S.A. in ITA and a 13.5% ownership stake of the Spanish group Ferrovial Aeropuertos, S.A. in ITA.  At the same time, Copenhagen Airports acquired Ferrovial Aeropuertos, S.A.’s 11.0% ownership interest in ITA, thereby increasing its participation in ITA from 25.5% to 36.5%.  Mr. Chico Pardo acquired an additional 25.5% ownership stake in ITA through the exercise of his right of first refusal following the auction of such shares by NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government.  On April 29, 2005, Copenhagen Airports increased its participation in ITA from 36.5% to 49.0% through the purchase of shares from Mr. Chico Pardo.

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

On October 13, 2010, Copenhagen Airports consummated the sale of its 49.0% stake in ITA to Mr. Chico Pardo.  As a result of this transaction, Mr. Chico Pardo became the direct or indirect owner of 100% of the shares of ITA.  On January 4, 2012, Fernando Chico Pardo consummated the sale of an entity that owns and controls 49.0% of the shares of ITA, Corporativo Galajafe, S.A. de C.V. (“Corporativo Galajafe”) (formerly Remer Soluciones), to Grupo ADO.  On November 11, 2013, Corporativo Galajafe merged into Remer Soluciones, the total capital stock of which is 99% owned by Grupo ADO.  On April 27, 2015, Remer Soluciones exercised its option to acquire an additional 1.0% interest in the outstanding shares of ITA for a purchase price of U.S.$4.6 million.  On June 4, 2018, Remer Soluciones merged into Consorcio SAFIJ, S.A. de C.V. (“Consorcio SAFIJ”) the total capital stock of which was 99% owned by Grupo ADO.  Then, on August 7, 2018, Consorcio SAFIJ  merged into Compañía Inmobiliaria y de Inversiones del Noroeste, S.A. de C.V. (“Noroeste”) the total capital stock of which was 99% owned by Grupo ADO.  Finally, on  October 15, 2018, Noroeste merged into Inversiones Kierke the total capital stock of which is 99% owned by Grupo ADO.  In light of the foregoing, Inversiones Kierke and Fernando Chico Pardo each own 50.0% of ITA.  See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—ITA Trust.”

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

Acquisition of Colombian Airports

In the spring of 2017, we, through our Cancún Airport subsidiary, entered into agreements to acquire a controlling interest in Airplan and Oriente.  In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of a 92.42% stake in Airplan. Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín and José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería,  the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal.  On May 25, 2018, we increased our ownership stake in Airplan to 100% by acquiring an additional 7.58% of Airplan’s capital stock.  We terminated our agreement to purchase Oriente in 2018.

We purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan.  We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan from BBVA Bancomer in April 2017 to pay the balance of the purchase price.  The loan had a term of one year and an interest rate calculated on the basis of the 28-day TIIE plus 0.60% from July 31 to October 31, 2017; TIIE plus 0.85% from October 31, 2017 to January 31, 2018; TIIE plus 1.10% from January 31 to April 30, 2018 and TIIE plus 1.60% from April 30 to July 31, 2018.  This loan was paid on October 2017, and we, through our Cancún airport subsidiary, concurrently incurred two loans of Ps.2,000.0 million each, one with BBVA Bancomer and the other with Banco Santander.

Master Development Programs in Mexico

Under the terms of our Mexican concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Communications and Transportation every five years.  Each master development plan covers a 15-year period and includes investment commitments for the regulated part of our business (including certain capital expenditures and improvements) for the succeeding five-year period and investment projections for the regulated part of our business (including certain capital expenditures and improvements) for the remaining 10 years (indicative investments).  Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our Mexican concessions.  Committed investments are minimum requirements, and our capital expenditures may exceed our investment commitments in any period.  In June 2018, the Ministry of Communications and Transportation approved each of our current updated master development plans.  These plans are in effect from January 1, 2019 to December 31, 2023.

The following table sets forth our committed investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.  Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2019		2020		2021		2022		2023		Totals
	(millions of constant Mexican pesos as of December 31, 2018)(1)

Cancún	1,184.1	(2)	2,679.3	(2)	1,522.1	(2)	1,155.6	(2)	465.8	(2)	7,007.0	(2)
Cozumel	35.1		167.0		77.0		27.0		22.2		328.4
Huatulco	200.2		186.1		116.3		73.4		83.4		659.4
Mérida	406.5		892.8		648.4		316.8		100.1		2,364.5
Minatitlán	35.6		59.4		49.1		17.2		8.0		169.4
Oaxaca	85.6		490.5		240.6		70.9		25.8		913.4
Tapachula	13.2		51.8		34.8		45.5		32.6		177.8
Veracruz	99.9		260.7		109.7		69.7		50.7		590.6
Villahermosa	113.6		321.2		219.1		40.8		61.3		755.9
Total	2,173.8		5,108.8		3,017.1		1,816.9		849.8		12,966.4

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2018, we have invested Ps.367.8 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
Airport	January 1, 2019 — December 31, 2023		January 1, 2024 — December 31, 2028	January 1, 2029 — December 31, 2033
	(millions of constant Mexican pesos as of December 31, 2018)(1)

Cancún	7,007.0	(2)	6,322.9	4,826.2
Cozumel	328.4		359.1	211.4
Huatulco	659.4		369.8	234.3
Mérida	2,364.5		849.5	369.0
Minatitlán	169.4		197.3	81.5
Oaxaca	913.4		277.5	195.0
Tapachula	177.8		129.4	144.2
Veracruz	590.6		443.2	354.5
Villahermosa	755.9		412.2	343.3
Total	12,966.4		9,360.9	6,759.4

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2018, we have invested Ps.367.8 million (which is included in the investment commitments for this period shown above).

BUSINESS OVERVIEW

We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998.  As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities.  We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers.  Our Mexican concessions include the concession for Cancún International Airport, which was the second busiest airport in Mexico in 2018 in terms of passenger traffic, and the first busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation.  We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

We own a controlling interest in Airplan.  Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín and José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal.

In addition, our subsidiary Aerostar holds a lease to operate, maintain and develop the LMM Airport, in San Juan, Puerto Rico, for forty years from February 27, 2013.

Mexico

Mexico is one of the main tourist destinations in the world.  Mexico has historically ranked in the top 10 countries worldwide in terms of foreign visitors, with approximately 41 million visitors in 2018, according to the Mexican Ministry of Tourism.  Within Latin America and the Caribbean, Mexico ranked first in 2018 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization.  The tourism industry is one of the largest generators of foreign exchange in the Mexican economy.  Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2018, according to the Mexican Ministry of Tourism.  Cancún International Airport represented 75.4%, 76.0% and 75.8% of our Mexican passenger traffic volume and 82.7%, 82.8% and 81.4% of our Mexican revenues in 2016, 2017 and 2018, respectively.  As of December 31, 2018, Cancún had 35,590 hotel rooms, according to the Mexican Ministry of Tourism.  We believe that Cancún International Airport benefits from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas.  According to the Mexican National Trust for Tourism Development, the Mayan Riviera had 46,969 hotel rooms as of December 31, 2018.

Our Mexican airports served approximately 28.4 million passengers in 2016, approximately 31.1 million passengers in 2017 and approximately 33.2 million passengers in

2018.  For year-by-year passenger figures, see “Item 4. Information on the Company—Business Overview—Our Mexican Airports.”

The United States currently is a significant source of passenger traffic volume in our Mexican airports.  In 2016, 2017 and 2018, international passengers represented 54.4%, 53.9%, and 52.3% respectively, of the total passenger traffic volume in our Mexican airports. In 2016, 2017 and 2018, 61.1%, 60.2% and 58.4%, respectively, of the international passengers in our Mexican airports traveled on flights originating in or departing to the United States. As of December 31, 2018, nine Mexican and 49 international airlines, including United States-based airlines such as American Airlines (previously American Airlines and U.S. Airways) and United Airlines (previously United Airlines and Continental Airlines), were operating directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines) in our Mexican airports.

The following table sets forth our revenues from our Mexican airports for the period presented.

	Year Ended December 31,
	2016		2017		2018
	(thousands of Mexican pesos)
Revenues:
Aeronautical Services	Ps.	4,532,194	Ps.	5,319,484	Ps.	5,965,545
Non-Aeronautical Services	3,104,343		3,709,722		4,170,319
Construction Services	2,116,954		1,580,997		263,395
Total	Ps.	9,753,491	10,610,203		10,399,259

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

Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services.  Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense.  Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft.  In 2016, 2017 and 2018, 46.5%, 51.5% and 58.0% of our consolidated revenues, respectively, were derived from aeronautical services.

Passenger Charges

At our Mexican airports, we collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers).  We do not collect passenger charges from arriving passengers.  Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline.  As of February 2019, the charge for international passengers was U.S.$22.52, U.S.$25.56, U.S.$25.86, U.S.$25.86, U.S.$23.28, U.S.$23.28, U.S.$23.28, U.S.$24.14 and U.S.$24.14 for the Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa Airports, respectively.  As of February 2019, the charge for Mexican domestic passengers was Ps.153.45, Ps.163.79, Ps.353.45, Ps.349.14, Ps.407.76, Ps.425.86, Ps.385.34, Ps.312.93 and Ps.290.52 for the Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa Airports, respectively.   International passenger charges are currently dollar-denominated, but generally collected in Mexican pesos based on the average exchange rate during the month prior to the flight.  Mexican domestic passenger charges are peso-denominated.  In each of  2016, 2017 and 2018, passenger charges at our Mexican airports represented  79.2%, 68.1% and 53.7%, respectively, of our aeronautical revenues and 36.8%, 35.3% and 31.2%, respectively, of our total consolidated revenues.  From time to time, including in 2018, we have offered discounts on passenger charges at certain of our airports.

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

Non-aeronautical Services

General

At our Mexican airports, non-aeronautical services have historically generated a proportionately smaller portion of our revenues, but have become an increased source of revenues in recent years.  Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport).  In 2016, 2017 and 2018, 28.4%, 31.0% and 33.1% of our consolidated revenues, respectively, were derived from commercial revenues from our Mexican airports as defined under the Mexican Airport Law and from our international airports (Puerto Rico and Colombia) since June 1, 2017 and October 29, 2017, the dates on which we began consolidating the results of Puerto Rico and Colombia, respectively.

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

In 2013, we opened 27 commercial spaces, including 21 in Cancún, two in Villahermosa, one in Veracruz, one in Cozumel and two in Oaxaca.  In 2014, we opened 52 commercial spaces, including 32 in Cancún, four in Mérida, three in Villahermosa, two in Veracruz, five in Cozumel, three in Oaxaca, two in Huatulco and one in Minatitlán.  In 2015, we opened 19 commercial spaces, including 14 in Cancún, one in Mérida, one in Veracruz, one in Oaxaca, one in Huatulco and one in Minatitlán. In 2016, we opened 21 commercial spaces, including 10 in Cancún, two in Mérida, one in Villahermosa, six in Veracruz and two in Huatulco. In 2017, we opened 67 commercial spaces, including 64 in Cancún, one in Oaxaca and two in Huatulco. In 2018, we opened 22 commercial spaces, including 15 in Cancún, 3 in Cozumel, 3 in Oaxaca, and one in Tapachula.

Within our nine Mexican airports, we leased 724 commercial premises through 318 contracts with tenants as of December 31, 2018, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies.  Our most important tenants in terms of occupied space and revenue in 2018 were Aldeasa and Controladora Mera and its affiliates.

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

Under the Mexican Airport Law, we are required to provide complementary services at each of our Mexican airports if there is no third party providing such services.  Each of our Mexican airports has more than one third party provider of complementary services.  Minatitlán Airport has the least third party providers of complementary services with four.

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

Fuel

All airport property and installations related to the supply of aircraft fuel were retained by the Mexican Airport and Auxiliary Services Agency in connection with the opening of Mexico’s airports to private investment.  Pursuant to our Mexican concessions, the Mexican Airport and Auxiliary Services Agency has entered into agreements obligating it to pay each of our subsidiary concession holders a fee for access to our facilities equivalent to 1.0% of the service charge for fuel supply.  As of January 1, 2015, and as a result of certain structural reforms in Mexico’s constitutional and regulatory framework in connection with, among other things, the energy sector, private parties are now eligible to commercialize and sell fuel in airports to air carriers and third-party service providers of non-aeronautical services.  In order to commercialize and sell fuel in airports, the eligible private parties would require a permit from the Energy Regulatory Commission.  In addition, the sale of fuel to third-party service providers of non-aeronautical services would require that such service providers obtain the favorable opinion from the Ministry of Energy, the Ministry of Communications and Transportation and the office of Mexico’s attorney general.  As of April 15, 2019, at least two third-party service providers are currently selling fuel at our Mexican airports.

Construction Services Revenue

Under IFRS, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services.  Revenues from construction services are recognized in accordance with the methods prescribed (input method) for measuring progress towards completion of each project, as approved by the grantor.  Revenues from construction services are not subject to regulation under our dual-till price regulation system in Mexico, Colombia and Puerto Rico.

Our Mexican Airports

In 2018, our Mexican airports served a total of 33.2 million passengers, 52.3% of which were international passengers.  In 2018, Cancún International Airport accounted for 75.8% of our Mexican passenger traffic volume and 81.4% of our Mexican revenues.

All of our Mexican airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our Mexican airports based on flight origination or destination.

Passengers by Flight Origin or Destination(1)

(in thousands)

Year Ended December 31,
Region	2014	2015	2016	2017	2018	Percentage of Total 2018
Mexico(2)	10,664	12,061	13,330	14,755	16,269	48.9%
United States	7,646	8,836	9,441	10,087	10,165	30.6%
Canada	1,883	1,995	2,071	2,244	2,449	7.4%
Europe	1,704	1,690	1,764	1,912	2,043	6.1%
Latin America	1,260	1,559	1,801	2,055	2,321	7.0%
Asia and others	—	—	—	—	—	—
Total	23,157	26,141	28,407	31,053	33,247	100%

(1)   Figures exclude passengers in transit and private aviation passengers.

(2)        Figures include international passengers on domestic flights; in 2018, such passengers accounted for 2.4% of all Mexican domestic passengers.

In 2016, 2017 and 2018, 65.0%, 62.4% and 59.9%, respectively, of our Mexican domestic passengers traveled to or from Mexico City.

The following table sets forth the total traffic volume and air traffic movements in our nine Mexican airports for the periods presented:

Airport Traffic
(in thousands)

	Year ended December 31,
	2014	2015	2016	2017	2018
Passengers:
Total	23,157.6	26,141.0	28,407.0	31,052.6	33,247.3
Air traffic movements:
Total	290.3	302.9	316.2	328.8	342.1

The following table sets forth the passenger traffic volume for each of our Mexican airports during the periods indicated:

Passenger Traffic

(in thousands)

	Year ended December 31,
	2014	2015	2016	2017	2018

Cancún	17,455.4	19,596.5	21,415.8	23,601.5	25,202.0
Mérida	1,437.0	1,663.6	1,944.8	2,148.5	2,451.6
Villahermosa	1,121.4	1,273.1	1,240.8	1,260.3	1,227.7
Veracruz	1,157.5	1,249.9	1,315.9	1,368.0	1,488.6
Oaxaca	542.3	663.2	746.9	862.3	951.0
Huatulco	519.6	618.8	662.8	776.6	819.3
Cozumel	514.5	553.8	538.1	541.6	579.7
Minatitlán	234.7	256.4	233.2	201.2	196.8
Tapachula	175.2	265.7	308.8	292.6	330.6
Total	23,157.6	26,141.0	28,407.1	31,052.6	33,247.3

The following table sets forth the air traffic movements in each of our Mexican airports  during the periods indicated:

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2014	2015	2016	2017	2018

Cancún	146,238	161,381	171,979	181,105	190,187
Veracruz	33,233	30,172	27,528	24,659	27,200
Mérida	31,731	33,340	37,050	43,362	50,091
Villahermosa	25,096	22,564	21,615	21,372	18,246
Oaxaca	15,267	15,249	17,312	19,276	18,635
Cozumel	14,866	16,321	15,858	15,092	15,065
Tapachula	8,657	8,989	9,373	9,749	8,867
Huatulco	7,774	8,268	8,892	9,486	9,356
Minatitlán	7,418	6,615	6,631	4,747	4,405
Total	290,280	302,899	316,238	328,848	342,052

(1)   Includes departures and landings.

The following table sets forth the air traffic movements in our Mexican airports for the periods indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category

	Year ended December 31,
	2014	2015	2016	2017	2018

Commercial Aviation	236,741	248,213	264,293	277,504	285,163
Charter Aviation	6,970	8,142	5,895	3,323	3,606
General Aviation(1)	46,569	46,544	46,050	48,021	53,283
Total	290,280	302,899	316,238	328,848	342,052

(1)         General aviation generally consists of small private aircraft.

Cancún International Airport

Cancún International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues.  In 2018, Cancún International Airport was the second busiest airport in Mexico in terms of passenger traffic and the second busiest in terms of international passengers in regular service, according to the General Office of Civil Aviation, Mexico’s federal authority on aviation.  The airport is located approximately 16 kilometers (10 miles) from the city of Cancún, which has a population of 848,465.  A substantial majority of the airport’s international passengers (61.0% in 2016, 60.1% in 2017 and 58.2% in 2018) began or ended their travel in the United States.  The airport’s most important points of origin and destination are Mexico City, Monterrey, Guadalajara, Toronto, Dallas and New York.  Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the economies of the United States or Mexico.”

During 2018, approximately 25.2 million passengers traveled through Cancún International Airport, principally through Terminal 2, Terminal 3, which was opened in May 2007 and Terminal 4, which was opened in Nov 2017.  After having closed in October 2005 following Hurricane Wilma, Terminal 1 was reopened in November 2013 to service an increased flight schedule of low-cost airlines such as VivaAerobus and MagniCharters.

Cancún is located in the state of Quintana Roo.  Cancún and its surroundings were the most visited international tourism destination in Mexico in 2018, according to the Mexican Ministry of Tourism.  According to the Mexican National Trust for Tourist Development, the Cancún area had 35,590 hotel rooms as of December 31, 2018.  Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún International Airport.  By air, Cancún is approximately one and a half to five hours from most major cities in the United States and 10 to 13 hours by air from most major European cities.

Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites.  Cancún International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal.  According to the Mexican National Trust for Tourism Development, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of 82,559 hotel rooms as of December 31, 2018.

Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations—Our business is highly dependent upon revenues from Cancún International Airport.”

The airport’s facilities include a total of 66 aircraft parking stands, 18 of which are remote aircraft parking stands. Terminal 1 (the charter and low-cost airline terminal), Terminal 2 (the old main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the terminal that commenced operations in May 2007 as described below),  Terminal 4 (the terminal that commenced operations in November 2017 as described below) and a general aviation building that handles private aircraft.  The airport has 66 gates, 38 of which are accessible by passenger walkways. Terminal 1 has 6 contact gates.  Terminal 2 has 9 gates accessible by passenger walkways, 3 contact gates and 8 remote gates.  Terminal 3 has 17 boarding gates accessible by passenger walkways and 5 remote gates.  Terminal 4 has 12 boarding gates accessible by passenger walkways and 6 remote gates.  The airport has 469 retail outlets located throughout Terminals 1, 2, 3 and 4 and one bank branch located in Terminal 2.

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

Mérida International Airport

Mérida International Airport serves the inland city of Mérida, which has a population of 929,642 , and surrounding areas in the state of Yucatán.  Mérida International Airport ranked second among our Mexican airports in 2018 in terms of passenger traffic.  The substantial majority of this airport’s passengers are domestic.  The airport’s primary point of origin and destination is Mexico City.  In 2018, approximately 2.5 million passengers traveled through Mérida International Airport.

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

In 2016, 2017 and 2018, 19,127, 20,264 and 20,648 metric tons of cargo, respectively, were transported through Mérida International Airport, making it our leading airport in terms of cargo volume.  In  2016, 2017 and 2018, Mérida represented 35.6%, 33.8% and 32.6%, respectively, of our total cargo volume.

There are currently 47 businesses operating at Mérida International Airport.  One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (“GDS”) pursuant to a long-term lease contract that terminated on January 1, 2009.  This lease allowed GDS to construct and develop the airport’s air cargo terminal.  Because GDS continued operating the business notwithstanding the termination of the lease, we initiated legal proceedings to have them evicted. In February 2017, a final judgment was issued in the case between Aeropuerto de Mérida, S.A. de C.V. and GDS, terminating the lease agreement and ordering the return of 80,000 leased square meters to us.  In December 2017, an area of 78,000 square meters was judicially delivered to us as part of the final judgment.  Then in May 2018, we recovered full possession of the building leased to customs agents.  However, despite two judgments in our favor, the return of 14,000 square meters currently in the possession of GDS remains pending.

In addition to the business formerly operated by GDS, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009.  Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

Cozumel International Airport

Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo.  The airport primarily serves foreign tourists.  During 2018, 579,719 passengers traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 3.6 million, 4.1 million and 4.3 million cruise ship visitors in 2016, 2017 and 2018, respectively.  Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers.  The airport’s most important points of origin and destination are Dallas, Mexico City, Atlanta and Houston.  The island of Cozumel has a population of 98,004.

The airport has a commercial runway with a length of 2,700 meters (1.7 miles).  The airport has one main commercial terminal with six boarding positions and a total area of 10,938 square meters (approximately 117.71 thousand square feet).  The airport also has a general aviation building for small private aircraft.  There are currently 43 businesses operating at Cozumel International Airport.

Villahermosa International Airport

Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site.  The city of Villahermosa has a population of 722,133 Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry.  During 2018, the airport served approximately 1.2 million passengers, substantially all of which arrived on domestic flights.  The airport’s most important points of origin and destination are Mexico City, Monterrey, Guadalajara and Cancún.

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

In February 2014, the Palenque International Airport opened in the city of Palenque, 46.9 miles from Villahermosa.  We do not believe the Palenque International Airport has had an impact on passenger traffic at the Villahermosa International Airport and we estimate that any impact that may be experienced in the future would not be significant.

Oaxaca International Airport

Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca.  The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of 335,728.  The airport served 951,037 passengers in 2018, most of which were domestic.  The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions.  Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla.  The airport’s most important point of origin and destination is Mexico City and Tijuana.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with six contact positions.  The airport also includes a general aviation building for small private airplanes with 38 positions and two additional positions for helicopters.  There are currently 26 businesses operating at Oaxaca International Airport.

Veracruz International Airport

Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico.  The city of Veracruz has a population of 532,592. Veracruz is one of the busiest ports in Mexico, accounting for 14.4% of all commercial traffic in Mexican ports, and is the location of the country’s largest container terminal.  According to the Mexican Bureau of Ports, Veracruz accounted for 9.1% of all waterborne cargo handled by Mexican ports in 2018.  In 2018, the airport served approximately 1.5 million passengers.  Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions.  The airport’s most important points of origin and destination are Mexico City, Monterrey and Cancún.

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

Huatulco International Airport

Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast.  Huatulco has a population of 44,273, and was first developed as a tourist resort in the late 1980s.  The airport served 819,305 passengers in 2018, most of which were domestic.  The substantial majority of the airport’s passengers are international tourists, although the majority arrive through domestic flights and are classified as domestic passengers because of their connection in Mexico City.  The airport’s most important points of origin and destination are Mexico City.

The airport has one runway with a length of 3,000 meters (1.9 miles).  It was extended from a previous length of 2,700 meters (1.7 miles).  The airport’s terminal has seven remote positions. The airport has a general aviation building for small private airplanes with 22 positions. There are currently 41 businesses operating at Huatulco International Airport.

Tapachula International Airport

Tapachula International Airport serves the city of Tapachula, which has a population of 240,945, and the state of Chiapas.  In 2018, the airport served 330,619 passengers, substantially all of which were domestic.  The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles).  The airport has one terminal with four remote boarding positions.  The airport also has a general aviation building for small private aircraft with 19 positions.  There are currently 20 businesses operating at Tapachula International Airport.

Minatitlán International Airport

Minatitlán International Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos in the state of Veracruz, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán.  The metropolitan area comprised of these three cities has a population of 115,648.  In 2018, the airport served 196,786 passengers.  In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque.  The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses.   Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions.  The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,100 meters (1.3 miles).  The airport’s main terminal has four remote parking positions.  The airport has a general aviation building for small private airplanes with 20 boarding positions.  There are currently 25 businesses operating at Minatitlán International Airport.

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

Principal Air Traffic Customers of our Mexican Airports

As of December 31, 2018, 61 international airlines and 59 Mexican airlines operated flights at our nine airports (including airlines operating solely on a code share basis).   A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.

Interjet is the Mexican airline that operates the most flights at our Mexican airports.  Among foreign airlines, American Airlines and United Airlines operate the greatest number of flights to and from our Mexican airports.  In 2018, American Airlines (previously American Airlines and U.S. Airways) and United Airlines (previously United Airlines and Continental Airlines) accounted for 9.9% and 9.3%, respectively, of our revenues.

During late March 2019, Interjet experienced a series of flight delays and cancellations resulting in part from a shortage of employees to serve all of Interjet’s scheduled flights for the period.  Interjet’s management later announced that it had found a solution to prevent further service disruptions.

The following table sets forth our principal air traffic customers at our Mexican airports based on the percentage of regulated revenues they represented for the years ended December 31, 2016, 2017 and 2018:

Principal Air Traffic Customers of our Mexican Airports

	Percentage of ASUR Mexico Revenues
	Year ended December 31,
	2016	2017	2018
Customer
ABC Aerolíneas S.A. de C.V. (Interjet).	8.9%	8.7%	10.4%
American Airlines	10.4%	10.9%	9.9%
United Airlines, Inc.	10.1%	10.5%	9.3%
Delta Air Lines Inc.	6.5%	8.0%	7.6%
Concesionaria Vuela Compañía de Aviación SAPI de CV (Volaris)	7.4%	6.7%	7.6%
Aeroenlaces Nacionales, S. A. de C. V. (Viva Aerobus).	6.1%	6.7%	7.0%
Aerolitoral, S. A. de C. V. (Aeroméxico Connect).	6.2%	5.6%	6.0%
Aerovías de México, S. A. de C. V. (Aeroméxico).	6.3%	5.2%	4.9%
Southwest Airlines Co.	3.3%	4.4%	4.6%
Other	34.7%	33.3%	32.7%
Total	100.0%	100.0%	100.0%

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

In February 2014, the Palenque International Airport opened in the city of Palenque, 46.9 miles from Villahermosa.  We do not believe the Palenque International Airport has had an impact on passenger traffic at the Villahermosa International Airport and we estimate that any impact that may be experienced in the future would not be significant.

The Mexican Airport and Auxiliary Services Agency currently operates five small airports in Mexico’s southeast region and Grupo Aeroportuario de Chiapas (“GAC”) operates two.  The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 3.3% of passenger traffic in the region and GAC estimates that its airports account for less than 3.9% of passenger traffic in the region.

Luis Muñoz Marín International Airport

We, through our Cancún airport subsidiary, own a 60.0% interest in Aerostar, which has a 40-year lease for the LMM Airport.  The LMM Airport is located three miles outside of San Juan, Puerto Rico.  It is the Caribbean’s largest and busiest airport, offering leisure and business travel to over 50 destinations.  The LMM Airport serves the capital of San Juan and it is the primary gateway from Puerto Rico to international destinations and the mainland United States. The LMM Airport is ranked as the 18th largest medium hub facility and the 48th largest airport in the United States by the FAA based on number of enplanements, as of December 31, 2018.  According to the Puerto Rico Ports Authority, in 2016, 2017 and 2018, approximately 9.0 million passengers, 8.4 million passengers and 8.4 million passengers, respectively, traveled through the LMM Airport.

The LMM Airport site covers approximately 1,300 acres of land.  It does not face competition from other forms of surface transportation given its island location.  The largest competing airport on the island is nearly two hours away by car from San Juan.  The LMM Airport is a short driving distance from the largest hotels in Puerto Rico.

The LMM Airport has an estimated capacity to handle up to 10 million enplanements annually, which is more than double its current usage.  The LMM Airport is comprised of two runways and five terminals (Terminals A through E).  Terminal A, which is the newest facility at the LMM Airport, opened in June 2012.  Terminals B through E were constructed in various stages beginning with Terminals D and E in the late 1950s, then Terminal B in the 1980s and Terminal C in the 1990s.  Terminal B was closed in November 2013 for remodeling, and we reopened the terminal during the fourth quarter of 2014.  Terminal E is not currently in use and Terminal D is partially closed.

In 2017, LMM Airport opened eight commercial spaces.  In 2018, 8 commercial spaces were opened.

Principal Air Traffic Customers of LMM Airport

As of December 31, 2018, 30 domestic and 14 international airlines were operating directly or through code-sharing arrangements, where two or more airlines share the same flight and each airline publishes and markets the flight under its own flight number, at LMM Airport. Some airlines serve both international and domestic destinations.

As of December 31, 2018, scheduled passenger air services at LMM Airport were provided by 32 airlines (together with regional affiliates and other partners).

The following table sets forth our principal air traffic customers at LMM airport based on the percentage of Puerto Rico regulated revenues they represented for the year ended December 31, 2018.

Principal Air Traffic Customers of LMM Airport

	Percentage of ASUR Puerto Rico Revenues
	Year Ended December 31,
	2017	2018
Customer
JetBlue Airways	29%	29%
American Airlines	15%	13%
Southwest Airlines	9%	9%
Delta Air Lines Inc.	7%	6%
United Airlines	6%	5%
Seaborne Virgin Islands	4%	3%
Copa Airlines	3%	4%
Fedex	3%	3%
Spirit Airlines	2%	3%
Other	25%	25%
Total	100.0%	100.0%

On September 20, 2017, Hurricane Maria struck Puerto Rico, causing extensive damage to the hotel and tourist infrastructure on the island, which led to sharply reduced air passenger traffic at LMM Airport, especially during the third and fourth quarters of 2017.  During the third and fourth quarters of 2017, our passenger traffic in Puerto Rico decreased 15.8% relative to the same period in 2016.  Our passenger traffic in Puerto Rico also decreased 0.4% in 2018 relative to 2017.

In 2018, passengers at LMM Airport traveling to and from the mainland United States represented 88% of total passenger traffic.  The LMM Airport’s passenger segments are primarily divided among leisure, visiting friends and relatives and business.

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

In May 2017, Highstar Aerostar sold a 10.0% interest in Aerostar to Aeropuerto de Cancún, our Cancún subsidiary, pursuant to a Membership Interest Purchase Agreement.  As a result of this transaction, Aeropuerto de Cancún holds a 60.0% equity interest in Aerostar.  In addition, Highstar Aerostar sold its remaining 40.0% interest in Aerostar to PSP Investments, pursuant to a separate Membership Interest Purchase Agreement.  Following the closing of both transactions, we now hold a 60.0% equity interest in Aerostar through our Cancún airport subsidiary, and PSP Investments holds a 40.0% equity interest through AviAlliance, a wholly-owned subsidiary.  Starting June 1, 2017,  we began to consolidate Aerostar’s financial results into ASUR’s financial results.  We intend to continue operating Aerostar and the LMM Airport in a manner substantially consistent with prior operations.

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

Our Colombian Airports

Our subsidiary Airplan, of which we own 100.00% of the capital stock, holds concessions to administer, operate, develop and maintain six airports in Colombia.  Management considers both quantitative and qualitative factors in determining the final year of the concession term, which is 2032; however, in accordance with legal guidelines, the concession term may be extended until 2048 as long as the requirements established by the grantor are met.  Our Colombian airports include José María Córdova International Airport in Rionegro and Enrique Olaya Herrera Airport in Medellín, Los Garzones Airport in Montería, Antonio Roldán Betancourt Airport in Carepa, El Caraño Airport in Quibdó, and Las Brujas Airport in Corozal.

Colombia

Colombia continues to grow as an increasingly popular tourist destination in Latin America, attracting approximately 4.3 million international visitors in 2018, a 7.6% increase compared to the same period in 2017, according to the Colombian Ministry of Commerce, Industry and Tourism.  In particular, Medellín and its outskirts, where we operate José María Córdova International Airport and Enrique Olaya Herrera Airport, is one of the most-visited cities in Colombia.

Our Colombian airports served approximately 10.2 million passengers in 2016, approximately 10.0 million passengers in 2017, and approximately 10.6 million passengers in 2018.  For year-by-year passenger figures, see “—Our Colombian Airports.”

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

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft.  Passenger charges are established and regulated by Aerocivil pursuant to Resolution 04530 of 2007.  Pursuant to Aerocivil regulations and the concession agreement, José María Córdova, Montería and Quibdó Airports apply the same domestic passenger charge, Enrique Olaya Herrera Airport has its own domestic passenger charge and Carepa and Corozal apply the same domestic passenger charge.  José María Córdova and Enrique Olaya Herrera Airports apply the same international passenger charge.  International passenger charges are U.S. dollar-denominated.  As of January 15, 2019, the charge for international passengers was U.S.$40.0 for the José María Córdova and Enrique Olaya Herrera Airports.  Colombian domestic passenger charges are Colombian peso-denominated.  As of January 15, 2019, the charge for Colombian domestic passengers was COP$16,300, COP$20,600, COP$16,300, COP$8,200, COP$16,300 and COP$8,200 for the José María Córdova, Enrique Olaya Herrera, Montería, Carepa, Quibdó and Corozal Airports, respectively.

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

Commercial Activities

Within our six Colombian airports, we leased 1,170 commercial premises through 754 contracts with local tenants as of December 31, 2018.  Our most important tenants in terms of occupied space and revenue in 2018 were Aerovías del Continente Americano S.A., Marketmedios Comunicaciones S.A. and Organización Terpel S.A., LASA S.A. - Sociedad de Apoyo Aeronáutico, Terraire S.A.

Automobile Parking and Ground Transport

Each of our Colombian airports has public car parking facilities, which are provided either directly by us or by a third party.  We provide public parking directly at Enrique Olaya Herrera Airport in Medellín and the Montería, Carepa airports and Quibdó Airports.  Public parking was provided through a third party at the José María Córdova Airport in Rionegro until  February 2019. Since February 2019, we have provided public parking directly at José María Córdova Airport.  Pursuant to the concession agreement, we may charge third parties for the operation of our public parking and ground transport facilities; these charges are not regulated.  We and the third party may negotiate freely on the price for the third party’s operation of the parking or ground transport facilities.  For those of our airports that do assess parking fees, we or a third party charge a fee for each individual vehicle entering the airport.  Although parking and ground transport services are not directly regulated, the fee charged to each individual vehicle that enters parking or ground transport facilities at our Colombian airports cannot exceed a certain limit established by city authorities.  We do not charge parking fees at Corozal.

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

Our Colombian Airports

In 2018, our Colombian airports served a total of 10.6 million passengers, excluding passengers in transit and private aviation passengers.  In 2018, José María Córdova International Airport accounted for 75.0% of our passenger traffic and 82.6% of our revenues, in each case from our Colombian airports.

José María Córdova International Airport in Rionegro and Enrique Olaya Herrera Airport in Medellín are designated as international airports under Colombian aeronautical regulations, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

José María Córdova International Airport

José María Córdova International Airport is the second-busiest airport in Colombia in terms of passenger traffic. The airport is located in Rionegro, approximately 45 minutes from Medellín.  Medellín has a population of approximately 2.5 million as of December 31, 2018, and is situated in a valley in the mountainous Antioquia department.  The city is an urban center that is home to various businesses, museums, universities and parks.  In addition, Medellín hosts an annual flower festival that attracts visitors.

The airport’s most significant points of origin and destination are Bogotá, Cartagena, Panama City, Santa Marta, Cali, Miami, San Andrés, Barranquilla, Fort Lauderdale, Montería and Madrid.  During 2018, approximately 8,03 million passengers traveled through José María Córdova International Airport, including 1.58 million international passengers and 6.45 million domestic passengers.

The following table sets forth the number of international passengers (excluding passengers in transit and private aviation passengers) at José María Córdova International Airport by flight origin or destination.

Year ended December 31,
(in thousands)
City	2016	2017	2018
Panama City	468.8	497.0	557.1
Miami	236.5	279.7	316.6
Fort Lauderdale	163.0	159.6	191.1
Madrid	71.8	105.0	140.9
Mexico City	60.5	72.2	94.9
Other	277.9	192.0	282.9
Total	1,278.5	1,305.5	1,583.5

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through José María Córdova International Airport by flight origin or destination.

Year ended December 31,
(in thousands)
City	2016	2017	2018
Bogotá	3,545.4	3,555.4	4,042.8
Cartagena	683.3	714.2	841.3
Cali	585.4	429.5	369.5
San Andrés	311.5	334.5	367.1
Barranquilla	352.5	299.6	306.9
Santa Marta	266.7	257.4	240.4
Other	271.6	302.5	280.6
Total	6,016.4	5,893.1	6,448.6

The airport’s facilities include spaces for cargo operations.  These spaces may be operated by third parties.  José María Córdova International Airport currently has one runway, with a length of 3,440 meters (2.1 miles).  José María Córdova International Airport was built in 1985 and currently has two terminals (passenger and cargo terminals).

There are currently 397 businesses operating in José María Córdova International Airport.

Enrique Olaya Herrera Airport

Enrique Olaya Herrera Airport also serves the city of Medellín, and was the city’s main airport until the opening of José María Córdova International Airport in 1985.  The airport is conveniently located within Medellín city limits and serves domestic flights to cities such as Bogotá, Bucaramanga and Pereira.  The airport’s primary points of origin and destination are Quibdó, Apartadó, Bogotá, Montería, Pereira and Bucaramanga.  In 2018, approximately 0.95 million passengers traveled through Enrique Olaya Herrera Airport.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Enrique Olaya Herrera Airport by flight origin or destination.

Year ended December 31,
(in thousands)
City	2016	2017	2018
Quibdó	249.5	222.8	218.3
Apartadó	180.3	172.4	168.5
Bogotá	113.1	117.5	127.3
Montería	105.4	89.2	97.2
Pereira	90.8	80.8	93.2
Bucaramanga	61.9	55.1	54.2
Corozal	38.2	38.7	41.7
Manizales	19.2	34.6	32.1
Other	183.2	198.9	119.6
Total	1,041.6	1,010.0	952.1

The airport’s facilities include spaces for cargo operations.  These spaces may be operated by third parties.  The airport has one runway, with a length of 1,800 meters (1.1 miles).  Enrique Olaya Herrera Airport was built in 1932.

There are currently 194 businesses operating at Enrique Olaya Herrera Airport.

Los Garzones Airport

Los Garzones Airport serves the city of Montería, Colombia.  The city of Montería is located in the northern region of Colombia and has a population of 460,223 as of December 31, 2018.  The city is located approximately 30 miles from the Caribbean Sea and has an inland seaport connected to the Caribbean Sea by the Sinú River.  During 2018, 941,069 passengers traveled through Los Garzones Airport, including only Colombian domestic passengers. The airport’s primary points of origin and destination are Bogotá and Medellín.  The airport serves domestic flights to cities such as Bogotá, Medellín, Cartagena and Barranquilla.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Los Garzones Airport by flight origin or destination.

Year Ended December 31,
(in thousands)
City	2016	2017	2018
Bogotá	687.8	655.9	654.8
Medellín	237.4	252.0	249.5
Barranquilla	30.4	27.6	25.4
Other	16.4	18.1	11.4
Total	972.0	953.6	941.1

The airport’s facilities include spaces for cargo operations.  These spaces may be operated by third parties.  The airport has one runway, with a length of 2,164 meters (1.3 miles).  Los Garzones Airport was built in 1974.

There are currently 61 businesses operating at Los Garzones Airport.

Antonio Roldán Betancourt Airport

Antonio Roldán Betancourt Airport serves the city of Carepa, Colombia.  The city of Carepa has a population of 57,233 as of December 31, 2018.  During 2018, 197,018 passengers traveled through Antonio Roldán Betancourt Airport.  The airport’s primary point of origin and destination is Medellín.  The airport serves domestic flights to cities such as Bogotá, and Medellín.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Antonio Roldán Betancourt Airport by flight origin or destination.

Year Ended December 31,
(in thousands)
City	2016	2017	2018
Medellín	188.8	179.9	181.4
Bogotá	10.4	10.9	10.3
Quibdó	8.9	7.3	5.4
Other	6.1	7.1	—
Total	214.2	205.2	197.1

The airport’s facilities include spaces for cargo operations.  These spaces may be operated by third parties.  The airport has one runway, with a length of 1,960 meters (1.2 miles).  Antonio Roldán Betancourt Airport was built in 1989.

There are currently 25 businesses operating at Antonio Roldán Betancourt Airport.

El Caraño Airport

El Caraño Airport serves the city of Quibdó, Colombia, located on the Atrato River in the western region of the country.  The city of Quibdó has a population of 115,907 as of December 31, 2018.  During 2018, 326,923 passengers traveled through El Caraño Airport.  The airport’s primary points of origin and destination are Medellín and Bogotá.  The airport serves domestic flights to cities such as Bogotá, Medellín and Cali.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through El Caraño Airport by flight origin or destination.

	Year Ended December 31,
	(in thousands)
City	2016	2017	2018
Medellín	249.6	225.2	223.8
Bogotá	84.5	88.9	79.8
Cali	—	—	14.1
Bahía Solano	17.9	16.9	1.5
Other	43.0	44.5	7.7
Total	395.0	375.5	326.9

The airport’s facilities include spaces for cargo operations.  These spaces may be operated by third parties.  The airport has one runway, with a length of 1,400 meters (0.9 miles).  El Caraño Airport was built in 1957.

There are currently 59 businesses operating at El Caraño Airport.

Las Brujas Airport

Las Brujas Airport serves the city of Corozal, Colombia.  The city of Corozal has a population of 63,246 as of December 31, 2018.  During 2018, 91,137 passengers traveled through Las Brujas Airport.  The airport’s primary point of origin and destination is Bogotá.  The airport serves domestic flights to cities such as Bogotá and Medellín.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Las Brujas Airport by flight origin or destination.

Year Ended December 31,
(in thousands)
City	2016	2017	2018
Bogotá	38.3	42.5	56.8
Medellín	38.6	40.5	34.3
Other	0.4	0.1	0.0
Total	77.3	83.1	91.1

The airport’s facilities include spaces for cargo operations.  These spaces may be operated by third parties.  The airport has one runway, with a length of 1,440 meters (0.9 miles).  Las Brujas Airport was built in 1939.

There are currently 18 businesses operating at Las Brujas Airport.

Principal Air Traffic Customers of our Colombian Airports

As of December 31, 2018, 13 international and 8 Colombian airlines operated flights at our six Colombian airports.

Avianca is the Colombian airline that operates the most flights at our Colombian airports.  Among foreign airlines, COPA and LATAM operate the greatest number of flights to and from our Colombian airports.

The following table sets forth our principal air traffic customers at our Colombian airports based on the percentage of revenues they represented for the year ended December 31, 2018.

Principal Air Traffic Customers at Our Colombian Airports

	Percentage of ASUR Colombia Revenues
	Year Ended December 31,
	2017	2018
Customer
Aerovías del Continente Americano (AVIANCA)	26.2%	26.4%
AeroRepública S.A. (COPA Airlines)	16.5%	16.7%
Fast Colombia SAS (Viva Colombia)	12.0%	10.4%
Aerovías de Integración Regional S.A. (LATAM)	6.6%	7.2%
American Airlines Inc.	6.1%	5.7%
Trans American Airlines (TACA)	4.5%	3.6%
Empresa Aérea de Servicios y Facilitación Logística Integral (EASYFLY)	4.4%	4.0%
Spirit Airlines Inc.	3.2%	3.4%
Satena	2.9%	2.9%
Jet Blue Airways Corporation	2.8%	2.9%
Others	14.8%	16.8%
Total	100.0%	100.0%

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

Competition

Our principal competition is from competing destinations in Colombia and Latin America.  We believe that the main competitors to our José María Córdova International Airport in Rionegro are Bogotá and Cartagena, as well as other destinations in Latin America, such as Panama City and Lima.

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

On May 23, 2014, a new Federal Economic Competition Law (Ley Federal de Competencia Económica) was enacted.  The statute grants broad powers to the COFECE, including the abilities to investigate and regulate essential facilities, investigate companies, eliminate barriers to competition in order to promote access to the market and order the divestment of assets.  The statute also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law.

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

In order to renew a concession, the Ministry of Communications and Transportation must obtain a favorable opinion from the Tax Ministry, which will analyze the profitability of each of the airports together with the costs and benefits of renewing the concession.  Such analysis compares the cash revenues that may be generated from the use, benefit and exploitation of the public domain assets and services subject to the relevant concessions against the associated costs. The Tax Ministry must issue a resolution on the profitability of each airport within 30 days following receipt of all relevant information from the Ministry of Communications and Transportation. If the Tax Ministry does not issue a resolution within the 30-day period, it will be deemed that the Tax Ministry issued favorable opinion. In addition, together with the profitability analysis, the Ministry of Communications and Transportation shall submit a proposal for the concession fee applicable to the renewed period to the Tax Ministry.

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

Mexican concession holders are required to obtain a certification for the facilities pursuant to the Mexican Airport Law and its regulations, as well as applicable national and international standards.

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

In June 2018, the Ministry of Communications and Transportation approved each of our current updated master development plans.  These plans are in effect from January 1, 2019 to December 31, 2023.

The following table sets forth our committed investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.  Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2019		2020		2021		2022		2023		Totals
	(millions of constant Mexican pesos as of December 31, 2018)(1)

Cancún	1,184.1	(2)	2,679.3	(2)	1,522.1	(2)	1,155.6	(2)	465.8	(2)	7,007.0	(2)
Cozumel	35.1		167.0		77.0		27.0		22.2		328.4
Huatulco	200.2		186.1		116.3		73.4		83.4		659.4
Mérida	406.5		892.8		648.4		316.8		100.1		2,364.5
Minatitlán	35.6		59.4		49.1		17.2		8.0		169.4
Oaxaca	85.6		490.5		240.6		70.9		25.8		913.4
Tapachula	13.2		51.8		34.8		45.5		32.6		177.8
Veracruz	99.9		260.7		109.7		69.7		50.7		590.6
Villahermosa	113.6		321.2		219.1		40.8		61.3		755.9
Total	2,173.8		5,108.8		3,017.1		1,816.9		849.8		12,966.4

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2018, we have invested Ps.367.8 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
Airport	January 1, 2019 —December 31, 2023		January 1, 2024 —December 31, 2028	January 1, 2029 —December 31, 2033
	(millions of constant Mexican pesos as of December 31, 2018)(1)

Cancún	7,007.0	(2)	6,322.9	4,826.2
Cozumel	328.4		359.1	211.4
Huatulco	659.4		369.8	234.3
Mérida	2,364.5		849.5	369.0
Minatitlán	169.4		197.3	81.5
Oaxaca	913.4		277.5	195.0
Tapachula	177.8		129.4	144.2
Veracruz	590.6		443.2	354.5
Villahermosa	755.9		412.2	343.3
Total	12,966.4		9,360.9	6,759.4

(1)         Based on the Mexican construction price index in accordance with the terms of our master development plan.

(2)         As of December 31, 2018, we have invested Ps.367.8 million (which is included in the investment commitments for this period shown above).

Price Regulation

The Mexican Airport Law provides that the Ministry of Communications and Transportation may establish price regulations for services for which the COFECE determines that a competitive market does not exist.  On March 9, 1999, the COFECE issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services.  This ruling authorized the Ministry of Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to providers of complementary services in our airports.  On March 19, 1999, a new regulation, the Rate Regulation, was incorporated within the terms of each of our Mexican concessions.  The Rate Regulation, which became effective May 1, 1999, establishes the annual maximum rates for each of our concession holders, which is the maximum amount of revenue per workload unit (one passenger or 100 kilograms (220 pounds) of cargo) in a given year that the concession holder may earn at its airports from all regulated revenue sources.  On May 23, 2014, the new Federal Economic Competition Law (Ley Federal de Competencia Económica) was enacted.  The statute grants broad powers to the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) or COFECE, including the abilities to investigate and regulate essential facilities, investigate companiens, eliminate barriers to competition in order to promote access to the market and order the divestment of assets.  The statute also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law.

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

All other sources of revenues at our Mexican airports are not regulated.  48.8%, 52.6% and 60.1% of our Mexican revenues in 2016, 2017 and 2018, respectively, were derived from regulated sources of revenue.

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

Current Maximum Rates

Each Mexican airport’s maximum rates from January 1, 2019 to December 31, 2023 were set by the Ministry of Communications and Transportation in August 2018.

The following table sets forth the maximum rates for each of our Mexican airports for the periods indicated.  These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

	Maximum Rates(1)(2)
	Year ended December 31,
	2019	2020	2021	2022	2023
Minatitlán	271.84	269.94	268.04	266.17	264.31
Cozumel	256.32	254.52	252.74	250.97	249.20
Oaxaca	252.56	250.79	249.04	247.30	245.57
Tapachula	210.49	209.02	207.56	206.11	204.67
Huatulco	209.96	208.48	207.02	205.58	204.14
Mérida	201.63	200.21	198.81	197.42	196.03
Cancún	196.11	194.74	193.38	192.03	190.68
Veracruz	185.84	184.54	183.25	181.97	180.69
Villahermosa	184.02	182.72	181.44	180.17	178.91

(1)         Expressed in adjusted Mexican pesos as of December 31, 2018 based on the Mexican producer price index (excluding petroleum).

(2)         Our Mexican concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency.  For the five-year period ending December 31, 2023, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.

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

Our Mexican concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency.  For the period beginning January 1, 2019 and ending December 31, 2023, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the daily value of the Unit of Measure and Update.  As of February 2019:  The daily value of the Unit of Measure and Update was Ps.84.49.  As a result, the maximum penalty as of such date could have been Ps.4.22 million (U.S.$215,152).  In the event that a Mexican concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession.  We would face similar sanctions for any violations of the Mexican Airport Law or its regulations.  A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

Penalties and Termination and Revocation of Mexican Concessions and Concession Assets

The Mexican Airport Law provides that sanctions of up to 400,000 times the daily value of the Unit of Measure and Update  may be assessed for failures to comply with the terms of a concession.  As of  February, 2019, the daily value of the Unit of Measure and Update was Ps.84.49.  As a result, the maximum penalty as of such date could have been Ps.33.8 million (U.S.$1.7 million).

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

The main Mexican federal environmental laws include, among others, the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos), the General Law for Sustainable Forest Development (Ley General de Desarrollo Forestal Sustentable) and the General Law for Wildlife (Ley General de Vida Silvestre) which are administered by the Mexican Federal Environmental Protection Agency (Procuraduría Federal de Protección Ambiental), or the PROFEPA, the enforcement arm of the Mexican Environmental and National Resources Ministry (Secretaría de Medio Ambiente y Recursos Naturales).  The Law of National Waters (Ley de Aguas Nacionales) and its regulations are administered by the Mexican National Water Commission (Comisión Nacional del Agua), or the CNA, and the PROFEPA, which has inspection and supervision abilities.

The General Law of Ecological Balance and Environmental Protection is a framework law that establishes the basic tenets of Mexican environmental law as well as the various instruments of public policy designed to mitigate environmental degradation in the country, such as the evaluation of environmental impact, the imposition of environmental damage or pollution liability and environmental land planning among others.  In connection with the management of dangerous materials and pollution liability, the General Law for the Prevention and Integral Management of Waste imposes an obligation on responsible parties to remedy pollution and also establishes the joint liability of both property owners and parties having actual possession of polluted property, regardless of the party responsible for the pollution.  Pursuant to the Law of National Waters, the use of national waters is subject to obtaining a concession from the National Water Commission (Comisión Nacional del Agua), or the CONAGUA.  The companies that discharge waste water must obtain a permit and comply with maximum allowable contaminant levels in order to preserve water quality and must also pay fees, such as for the use of national waters and wastewater discharge basins.  The Mexican Official Norms (Normas Oficiales Mexicanas), which are benchmarks or technical requirements for environmental protection with respect to miscellaneous activities, are issued by a competent regulatory authority pursuant to the General Law of Ecological Balance and Environmental Protection.  The Mexican Official Norms establish the maximum thresholds for atmosphere emissions and pollution discharges into waste water, list and classify hazardous waste, provide for the protection of flora and fauna species, etc.  The Mexican

Official Norms also regulate noise pollution by establishing the maximum permitted decibel thresholds.  The PROFEPA and CONAGUA can bring administrative and criminal proceedings against companies that violate environmental laws, and they also have the ability to close non-complying facilities.  Additionally, under the Federal Law of Environmental Responsibility, certain third parties, as well as civil organizations, members of affected communities, the PROFEPA itself and local environmental authorities may file environmental damage claims before the district courts.  This law provides for a new legal proceeding to demand the reparation of or compensation for environmental damage resulting from unlawful acts or omissions.  Under this new law, we could be subject to additional liabilities and penalties.Certain establishments in Mexico generating more than 25,000 tons of CO2 per year are required to verify and report their direct or indirect emissions of greenhouse gases to the National Emissions Registry (Registro Nacional de Emisiones), the regulatory arm of the Mexican Environmental, National Resources and Fishing Ministry (Secretaría de Medio Ambiente Recursos Naturales y Pesca).

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

•                  the Puerto Rico Public Private Partnership Act of June 8, 2009, as amended;

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

The FAA’s Airport Privatization Program was established by the U.S. Congress to explore privatization as a means of generating capital for airport improvement and development.  Through the program, private companies may own, manage, lease and develop public airports.  The 2012 Reauthorization Act (the “Act”) increased the number of airports that can participate in the program from five to ten.  The Act also authorized the FAA to permit up to 10 public airport sponsors to sell or lease an airport with certain restrictions and to exempt the sponsors from certain federal requirements that could otherwise make privatization impractical.  Under this program, the airport’s owners or lease holders may be exempt from repayment of federal grants, return of property acquired with federal assistance and the use of proceeds from the airport’s sale or lease to be used exclusively for the airport’s purposes.  The Act also provides that a private operator may receive Airport Improvement Program and discretionary grants, collect Passenger Facility Charges and charge reasonable fees,  provided that the airport demonstrates compliance with nine key statutory and regulatory conditions, including applicable Airport Improvement Program grant assurances, Passenger Facility Charges assurances, and assurances that it will not “unjustly discriminate,” that the operation of the airport will not be interrupted, that fees imposed on general aviation operators will not increase faster than fees for air carriers, and that collective bargaining agreements for airport employees will not be abrogated.  The pilot program began in

September 1997.  As of August 2018, the most recent date for which this information is available, there were three active applications in the program.

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

The Puerto Rico Public Private Partnership Act authorizes all departments, agencies and instrumentalities of the government of Puerto Rico to establish public-private partnerships through contracts.  The Act sets the process for procuring Public Private Partnership projects, including the development of a Desirability & Convenience study for each prospective project and establishment of the Request for Qualifications and Request for Proposals process.  It also establishes eligibility criteria for potential bidders and provides lenders the right to “step-in” upon default.  Granting Aerostar the lease to operate the LMM Airport was the second project to be completed under the Act.  A Public-Private Partnership is a contractual arrangement between a public sector agency and a non-government entity that allows for greater private sector participation in the development and financing of infrastructure projects and provisions of services.

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

Role of the Transportation Security Administration

The TSA is an agency of the Department of Homeland Security that was created after the terrorist attacks of September 11, 2001 to strengthen the security of U.S. transportation systems.  The TSA is responsible for security at U.S. airports and has deployed a federal workforce to screen all commercial airlines passengers and baggage.  The TSA also regulates aviation security.  The TSA employs a risk-based strategy to secure U.S. transportation systems.  In 2018, the TSA had more than 43,000 security officers who screened more than 2 million passengers each day at nearly 440 federalized airports throughout the U.S.

Role of the Puerto Rico Ports Authority

The Puerto Rico Ports Authority (“PRPA”) is a public corporation and government body created by Law No. 125 on May 7, 1942.  Prior to February 27, 2013, when the transactions contemplated by the Lease Agreement were completed, it was the governing body responsible for the current operations at the LMM Airport.  The PRPA is directed by an Executive Director and a board of directors.  It has a Maritime Department and an Aviation Department.  In addition to leasing the LMM Airport to Aerostar, the Aviation Department owns and operates the airports of Isla Grande, Ponce, Mayaguez, Arecibo, Aguadilla, Culebra, Humacao, Patillas and Vieques.

Scope of Lease Agreement and General Obligations of Aerostar

As authorized by Act No. 29 of the Legislative Assembly of Puerto Rico, the PRPA granted Aerostar a Lease for an initial term of 40 years from February 27, 2013.  This initial term may be terminated earlier or extended if both the PRPA and Aerostar agree to the modification in writing, in accordance with the terms of the Lease and the Use Agreement.  Aerostar made an upfront payment of U.S.$615.0 million, which was funded by a mixture of debt financing incurred by Aerostar and equity contributions by each of ASUR (through its Cancún airport subsidiary) and Oaktree Capital.  During the term of the Lease Agreement, Aerostar will be required to make annual revenue-sharing payments to the PRPA, fixed at U.S.$2.5 million per year for the first five years, 5.0% of gross airport revenues for the sixth through the thirtieth years and 10.0% of gross airport revenues for the thirty-first through fortieth years.

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

Under the lease, the PRPA assigned substantially all of the contracts pertaining to the LMM Airport to Aerostar.  Additionally, the Lease requires that Aerostar indemnify the PRPA for any loss suffered by it due to: (i) Aerostar’s breach of its obligations under the Lease Agreement (ii) any assumed debts, liabilities and obligations relating to the LMM Airport or its operations and (iii) any taxes or mortgage recording charges related to the transfer of Aerostar’s interest under the Lease.

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

So long as there are no events of default outstanding under the Lease, Aerostar has the right to enter into one or more leasehold mortgages and assign its rights under the Lease to a leasehold mortgagee.  However, limitations on any leasehold mortgage include: (i) the mortgage or lien cannot affect the fee simple interest and estate of the PRPA in the LMM Airport; (ii) the PRPA cannot be liable for any payment secured by the leasehold mortgage; (iii) the rights acquired by a leasehold mortgagee are subject to and subordinated to the terms of the Lease and to all of the PRPA’s rights and the rights of the airlines. Further, Aerostar is liable at all times to the PRPA for payments of all sums due to it under the Lease and for the performance of all of Aerostar’s obligations under the Lease. The mortgagee cannot have greater rights or interests in than Aerostar’s and the PRPA’s in the LMM Airport. The mortgagee and the Government Development Bank for Puerto Rico must enter into a consent agreement acceptable to all the parties where consenting to the assignment of the Lease to an agent in connection with the financing of the mortgage.  Aerostar has granted a leasehold mortgage to Citibank, as collateral agent for Aerostar’s secured lenders, to secure the debt incurred to finance the leasehold fee, capital expenditures and certain initial projects.

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

Scope of Airport Use Agreements

As operator of the LMM Airport, Aerostar entered into Use Agreements with the principal airlines serving the LMM Airport, which are referred to as the “Signatory Airline” for a term of 15 years from February 27, 2013, although the term can be terminated earlier if the parties agree to it.  If at the end of the term, new use agreements have not been approved, each of the Use Agreements in effect at the time of termination would continue to be binding until new use agreements are signed.  Any new use agreement shall afford to the Signatory Airlines the same rights they have under the current Use Agreements with respect to the Lease.

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

Aerostar  also agreed under the Use Agreement to engage in the Capacity Enhancement Plan, which was already completed.  For a fuller description of the capital projects Aerostar will engage in to improve the facilities and premises of the LMM Airport, see “Item 4. Information on the Company—Regulatory Framework—Puerto Rican Regulatory Framework—Capacity Enhancement Plan.”

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

Aerostar must operate the LMM Airport in accordance with all requirements of applicable law, including the FAA’s Airport Operating Certificate, the Airport Security Program

approved by the TSA and the Airport Certificate Manual.  Aerostar was also required to deposit U.S.$6.0 million into an escrow account called the Puerto Rico Air Travel Promotion and Support Fund on February 27, 2013. As of December 2018, the complete $6.0 million has been distributed to Signatory Airlines in accordance with the Use Agreements.

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

Capital Expenditures Required under the Lease Agreement and Airport Use Agreements

Aerostar was required under the Lease to fund and perform certain general accelerated upgrades at its sole cost and expense. These mandated general accelerated upgrades include landscaping improvement work as specified in the Lease, repair and replacement of jet bridges that do not conform to good industry practice, repair of damaged roadways and markings, curbs and walkways, replacement of deteriorating flooring throughout the interior of the terminals and buildings at the LMM Airport, installment of Wi-Fi connectivity throughout the LMM Airport terminals, installment of electric outlets for passenger use through the LMM Airport terminals, upgrade, enhancement, repair and replacement of deficient and unsafe areas of lighting, and repair and replacement of elevators, escalators and stairwells throughout the LMM Airport terminals and buildings.  Aerostar completed work on the required general accelerated upgrades by December 31, 2014.

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

Capacity Enhancement Plan

In accordance with the Use Agreement, Aerostar and the Signatory Airlines have agreed on a plan for the reconfiguration of the LMM Airport, also known as the Capacity Enhancement Plan, or CEP.

The CEP was a three-phase major renovation and reconfiguration project planned and designed mainly for the purpose of significantly improving the operating and passenger efficiency of the LMM Airport.  The final phase was completed as of September 30, 2015.

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

New Airports Certified as Part 139 Airports

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

Environmental Matters

Our LMM Airport business is subject to U.S. federal and Puerto Rico laws and regulations relating to the protection of the environment.  The principal environmental laws include the federal Clean Air Act, governing air emissions, the federal Clean Water Act, governing wastewater and storm water discharges, the federal Resource Conservation and Recovery, governing waste management, and various Puerto Rico laws and regulations administered by the Puerto Rico Environmental Quality Board (“EQB”).  The LMM Airport maintains several environmental permits, including an operating permit for air emissions and non-hazardous waste generator and transporter registrations issued by the EQB, a storm water permit and hazardous waste generator registration issued by the U.S. Environmental Protection Agency (“EPA”), a wastewater discharge authorization issued by the Puerto Rico Aqueduct and Sewer Authority, and a used oil storage permit issued by the local municipality.

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

Role of the National Infrastructure Agency

The National Infrastructure Agency, or the ANI, is part of the Colombian Ministry of Transportation and represents the principal institution responsible for infrastructure concessions in Colombia.  The ANI was created in 2011 and assumed the duties of its predecessor agency, the National Institute of Concessions.  The ANI is authorized by Decree 4165 of 2011 to perform the following functions, among others:

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

We are currently in the adaptation and modernization stage, which we expect to end in June 2020.  The overall duration of the concession depends on the revenues generated by the Colombian airports.  In particular, the concession remains in effect until the date on which any of the following events occur: (i) the regulated revenues generated are equal to expected regulated revenues, provided that the concession agreement has been in force for at least 24 years or (ii) the concession agreement has been in force for at least 40 years, regardless of whether the regulated revenues generated are equal to the expected revenues.  If our Colombian airports generate regulated revenues that are equal to the expected revenues before the end of the 25-year period, the concession agreement will remain in effect until the end of such period. Thus, management considers both quantitative and qualitative factors in determining the final year of the concession term, which is 2032; however, in accordance with legal guidelines, the concession term may be extended until 2048 as long as the requirements established by the grantor are met.

The concession sets forth a series of obligations, including payment of concession fees (a fixed fee that the ANI cannot modify, equal to 19.0% of regulated revenues and non-regulated revenues, invoiced or received by the concession holder), obtaining the ANI’s express approval for large construction, renovation or expansion projects, compliance with applicable environmental legislation, refraining from providing air transport services to passengers, payment of dispute resolution costs and expenses, obtaining necessary licenses and permits required for the activities under the concession and any related requirements regarding the administration, commercial exploitation, operation, resources management, adaptation and maintenance of the airports.  We may not assign the concession without prior written authorization from the AOH and ANI.

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

Committed Investments

Airplan and the Colombian government reached agreements in 2014 and 2016 with terms of three years and 33 months, respectively, with regard to investment commitments for certain of its airports.  For 2018 and 2019, José María Córdova International Airport has committed investments of U.S.$9.8 million (COP$31,963,9 million) and U.S.$9.5 million (COP$30,963.7 million), respectively.  For 2018, El Caraño Airport has committed investments of U.S.$0.78 million (COP$ 2,521.9 million).  These amounts have been translated at the rate of COP$3,249.75 per U.S.$1.00, which corresponds to the Colombian Peso Market Exchange Rate (Tasa de cambio representativa del mercado) as of December 31, 2018.  Antonio Roldán Betancourt Airport,  Enrique Olaya Herrera Airport, Los Garzones Airport and Las Brujas Airport do not have any investment commitments with the Colombian government for 2018 and 2019.

The following table presents a summary of the investment commitments for our Colombian airports as of December 31, 2018.

Committed Investments at Our Colombian Airports

Airport	Project Description	Amount Invested (in millions of COP$)	Status as of December 31, 2018
Montería	Runway renovation	10,762.2	Completed
Corozal	Runway renovation	5,757.5	Completed
Medellín (Rionegro)	Runway renovation	28,304.3	Completed
Medellín	Runway renovation	8,321.3	Completed
Quibdó	Runway renovation	16,322.1	Completed
Carepa	Runway renovation	13,622.5	Completed
Medellín (Rionegro)	Expansion of domestic departures passenger terminal	22,588.6	Completed
Medellín (Rionegro)	Expansion of international departures passenger terminal	25,492.5	Completed
Medellín (Rionegro)	Connections building	18,425.7	In progress
Medellín (Rionegro)	Expansion of international platform	37,749.4	Completed
Medellín (Rionegro)	Expansion of Cargo Terminal	76,841.0	In progress
Quibdó	Expansion of passenger terminal	10,727.7	Completed
Quibdó	Construction of shopping center, hotel and library	75,509.5	Completed
Quibdó	Expansion of runway and platform	86,041.8	Completed
Montería	Expansion of passenger terminal	29,288.8	Completed

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

Reporting, Information and Consent Requirements

Pursuant to the concession agreement, the ANI and the AOH appointed a supervisor to coordinate and oversee the execution of the Colombian concession.  Such supervisor is authorized to give instructions regarding compliance with the concession agreement and to request any information the ANI or the AOH deems necessary to verify compliance with the obligations of the concession.

Airplan must provide the supervisor with the opinion of an independent auditor by April 30 of each year, along with the financial statements of the previous year.  In addition, Airplan is required to provide financial statements to the supervisor and the ANI or the AOH on a quarterly basis.

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

Penalties and Termination of Colombian Concession

In the event of noncompliance with the terms of the Colombian concession agreement, ANI and the AOH may rescind the agreement and assess a penalty, the amount of which varies depending on the stage of the concession.  Airplan is subject to a maximum penalty of U.S.$20 million during the adaptation and modernization stage.  During the maintenance stage, this maximum penalty may be reduced by 30.0%, 50.0% or 70.0%, depending on when the breach occurs.

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our material consolidated subsidiaries as of December 31, 2018, including our direct and indirect ownership interest in each:

Subsidiary	Ownership Interest	Place of Organization
Aeropuerto de Cancún, S.A. de C.V.	100%	Mexico
Aeropuerto de Cozumel, S.A. de C.V.(1)	100%	Mexico
Aeropuerto de Mérida, S.A. de C.V.	100%	Mexico
Aeropuerto de Huatulco, S.A. de C.V.(2)	100%	Mexico
Aeropuerto de Oaxaca, S.A. de C.V.	100%	Mexico
Aeropuerto de Veracruz, S.A. de C.V.(3)	100%	Mexico
Aeropuerto de Villahermosa, S.A. de C.V.	100%	Mexico
Aeropuerto de Tapachula, S.A. de C.V.(4)	100%	Mexico
Aeropuerto de Minatitlán, S.A. de C.V.(5)	100%	Mexico
Aerostar Airport Holdings, LLC(6)	60%	Commonwealth of Puerto Rico
Sociedad Operadora de Aeropuertos Centro Norte S.A.(7)	100%	Colombia
Servicios Aeroportuarios del Sureste, S.A. de C.V.	100%	Mexico
RH Asur, S.A. de C.V.	100%	Mexico

(1)    As of December 31, 2018, Aeropuerto de Cancún, S.A. de C.V., has an 18.1% equity participation in this airport.

(2)    As of December 31, 2018, Aeropuerto de Cancún, S.A. de C.V., has a 21.6% equity participation in this airport.

(3)    As of December 31. 2018, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.

(4)    As of December 31. 2018, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.

(5)    As of December 31, 2018, Aeropuerto de Cancún, S.A. de C.V., has a 23.4% equity participation in this airport.

(6)    As of December 31, 2018, Aeropuerto de Cancún, S.A. de C.V, has a 60.0% equity participation in this entity.  On June 1, 2017, we began to consolidate Aerostar results into our financial statements.

(7)    As of December 31, 2018, Aeropuerto de Cancún, S.A. de C.V., has a 100% equity participation in this group.  On October 19, 2017, we began to consolidate Airplan results into our financial statements.

PROPERTY, PLANT AND EQUIPMENT

Pursuant to the Mexican General Law of National Assets, all real estate and fixtures in our Mexican airports are owned by the Mexican nation.  Each of our Mexican concessions is scheduled to terminate in 2048, although each concession may be extended one or more times for up to an aggregate of an additional fifty years.  The option to extend a concession is subject to (i) the favorable opinion of the Tax Ministry with respect to the profitability and concession fee relevant to each concession in the extended period (as more fully described in the Mexican Regulatory Framework section), (ii) our acceptance of any changes to such concession that may be imposed by the Ministry of Communications and Transportation and (iii) our compliance with the terms of our current Mexican concessions.  Upon expiration of our Mexican concessions, these assets automatically revert to the Mexican nation, including improvements we may have made during the terms of the concessions, free and clear of any liens and/or encumbrances, and we will be required to indemnify the Mexican government for damages to these assets, except for those caused by normal wear and tear.

Pursuant to the Airplan concession agreement, all real estate and fixtures in our Colombian airports are owned by the Colombian government.  Management considers both quantitative and qualitative factors in determining the final year of the concession term, which is 2032; however, in accordance with legal guidelines, the concession term may be extended until 2048 as long as the requirements established by the grantor are met.  However, the concession may not be extended any further.  The concession agreement establishes two categories of property:  airport property (granted for the development and execution of the concession agreement) and aeronautical property (controlled and operated by the ANI and AOH for the purpose of facilitating air navigation).  The concession does not grant the concession holder control of aeronautical property, including office buildings and other real estate outside of the Colombian airports.  Upon termination of the concession, all real estate and fixtures in our Colombian airports will revert to the Colombian government.

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

Overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government, six airports in Colombia under concessions granted by the Colombian government and the LMM Airport in San Juan, Puerto Rico.  The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers.  For example, in 2016, 2017 and 2018, 46.5%, 51.5% and 58.0%, respectively, of our total revenues were derived from aeronautical services.  Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports.  Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge at our Mexican airports under the price regulation system established by the Ministry of Communications and Transportation.  The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each Mexican airport.  Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

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

Recent Developments

We purchased a controlling interest in several airports in Colombia

In the spring of 2017, we, through our Cancún airport subsidiary, entered into agreements to acquire a controlling interest in Airplan and Oriente.  In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of a 92.42% stake.  Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín and José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal.  On May 25, 2018, we increased our ownership stake in Airplan to 100% by acquiring an additional 7.58% of Airplan’s capital stock.  We terminated our agreement to purchase Oriente in 2018.

We purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan.  We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan from BBVA Bancomer in April 2017 to pay the balance of the purchase price.  The loan had a term of one year and an interest rate calculated on the basis of the 28-day TIIE plus 0.60%.  This loan was paid on October 2017, and we, through our Cancún airport subsidiary, concurrently incurred two loans of Ps.2,000.0 million each, one with BBVA Bancomer and the other with Banco Santander.

For more information on this acquisition, please see “Item 4. Information on the Company—Business Overview—Our Colombian Airports.”

We acquired an additional 10% interest in Aerostar

Highstar sold a 10% interest in Aerostar to Aeropuerto de Cancún, our Cancún subsidiary, pursuant to a Membership Interest Purchase Agreement.   Following the closing of this transaction, Aeropuerto de Cancún now holds a 60% equity interest in Aerostar and, starting June 1, 2017, we began to fully consolidate Aerostar’s results.  In addition, Highstar sold its remaining 40% interest in Aerostar to PSP Investments, pursuant to a separate Membership Interest Purchase Agreement.  Following the closing of both transactions, we now hold a 60% equity interest in Aerostar through our Cancún airport subsidiary, and PSP Investments holds a 40% equity interest through AviAlliance, a wholly owned subsidiary,

Hurricane Maria, which struck Puerto Rico on September 20, 2017, has impacted  Aerostar results.  Since the hurricane, air passenger traffic at LMM Airport has declined.  During the third and fourth quarters of 2017, our passenger traffic in Puerto Rico decreased 15.8%

relative to the same period in 2016.  Our passenger traffic in Puerto Rico also decreased 14.9% in 2018 relative to the same period in 2017.

Our air passenger traffic at LMM in 2018 decreased 0.4% from 2017.

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

We participated in a tax amnesty program implemented by the Mexican federal government

When bidding was concluded for the shares of the Mexican airport group that became ASUR, The Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination.  In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes.  Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit sharing regime established by Mexican federal labor laws.    As of April 15, 2019, our appeal is still pending resolution with respect to such distributions.  If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

Passenger Traffic Volume and Composition

Our principal source of revenues at our Mexican and Colombian airports is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers).  In 2016, 2017 and 2018, passenger charges represented 79.2%, 75.7% and 73.2% of our aeronautical services revenues and 36.8%, 39.2% and 42.5%, respectively, of our consolidated revenues.   Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.

Volumes in Mexico

In 2016, 2017 and 2018, approximately 45.6%, 46.1% and 47.7%, respectively, of the passengers traveling through our Mexican airports were domestic.  The total number of Mexican domestic passengers for 2018 increased 10.7% as compared to 2017.  In 2016, 2017 and 2018, 54.4%, 53.9% and 52.3% of the passengers traveling through our Mexican airports were international.  During 2016, 2017 and 2018, 24.4%, 26.4% and 26.6%, respectively, of our total revenues were derived from passenger charges collected from international passengers traveling through our airports.

Of the international passengers traveling through our Mexican airports, a majority have historically traveled on flights to or from the United States.  In 2016, 2017 and 2018, for example, 33.2%, 32.5% and 30.6% of the total passengers and 61.1%, 60.2% and 58.4%, respectively, of the international passengers traveling through our Mexican airports arrived or departed on flights originating in or departing to the United States.   As a consequence, our results of operations are substantially influenced by U.S. political, economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.  For more information on the potential influence of U.S. political and economic conditions, see “Item 3—Key Information—Risk Factors—Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico and Colombia.”

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

Volumes in Puerto Rico

The majority of passenger traffic volume in the LMM Airport consists of domestic passengers traveling from the mainland United States.  In 2018, 89.2% and 10.8% of the passengers traveling through the LMM Airport were domestic and international, respectively.  As with Mexico, our results in Puerto Rico are substantially influenced by economic and political developments in the United States.  In addition, we expect that passenger traffic volumes will be influenced by the progress of recovery efforts from Hurricane Maria.  For more information, see “Item 3—Risk Factors—Risks Related to Our Operations—Hurricanes and other natural disasters have adversely affected our business in the past and could do so again in the future.”

In 2018, we had 8.4 million passengers travel through the LMM Airport.

Volumes in Colombia

The majority of passenger traffic volume in our Colombian airports consists of domestic passengers.  In 2018, 85.1% and 14.9% of the passengers traveling through our Colombian airports were domestic and international, respectively.  Of the international passengers traveling through our Colombian airports, approximately 36.0% traveled on flights originating in or departing to the United States.  Similar to Mexico and Puerto Rico, our results in Colombia may be influenced by economic and political developments in the United States.

In 2018, we had 10.6 million passengers travel through our Colombian airports.

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

In 2016, 2017 and 2018, 48.8%, 52.6% and 60.1%, respectively, of our total revenues from our Mexican operations and 7.4%, 7.0% and 6.7%, respectively, of our revenues from non-aeronautical services at our Mexican airports were earned from regulated sources of revenues. Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our Mexican airports by the Ministry of Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Communications and Transportation in Mexico.  In 2018, 64.3% of our total revenues from our Colombian operations were earned from regulated sources of revenues.  Aerocivil in Colombia establishes the tariffs applicable to regulated sources of revenue at our Colombian airports.

The following table sets forth our revenues for the years ended December 31, 2016, 2017 and 2018.

	Year ended December 31,
	2016		2017(1)		2018(2)
	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(3)	4,762.5	48.8%	6,743.8	53.6%	9,222.6	59.8%
Non-regulated Revenues:
Access fees from non-permanent ground transportation	42.9	0.4%	47.8	0.3%	57.9	0.4%
Car parking and related access fees	83.4	0.9%	184.0	1.5%	298.5	1.9%
Other fees	8.6	0.1%	11.1	0.1%	18.8	0.1%
Commercial Services	2,772.5	27.1%	3,877.5	29.0%	4,743.6	30.8%
Other Services	93.0	1.0%	113.1	0.9%	133.0	0.9%
Other Revenues:
Construction Services(4)	2,117.0	21.7%	1,844.2	14.6%	935.8	6.1%
Total	9,753.5	100.0%	12,589.8	100.0%	15,410.2	100%

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19  to December 31, 2017.

(2)         Includes information for the LMM Airport and for our Colombia airports for the full fiscal year.

(3)         Includes access fees charged to third parties providing complementary services in our airports, which are classified as non-aeronautical revenues for financial reporting purposes, as well as aeronautical revenues in Puerto Rico, which, although unregulated, are limited by a long-term contract with our airline clients at that airport.

(4)         We are required to account for the revenues and expenses relating to those services.  In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.

Aeronautical Revenue

Mexican Aeronautical Revenues

The system of price regulation applicable to aeronautical revenues at our Mexican airports establishes a maximum rate in Mexican pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services.  The maximum rates for our Mexican airports have been determined for each year through December 31, 2023.  Therefore, our aeronautical revenues are determined largely by the number of workload units at each of our Mexican airports, which is primarily driven by passenger traffic levels.  Aeronautical revenues differ among our Mexican airports to the extent that passenger traffic levels differ among these airports.

Under the Mexican regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5.0%), as long as the total aeronautical revenue per workload unit each year at each of our Mexican airports does not exceed the maximum rate at that airport for that year.  The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our Mexican master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar.  We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers.  Our current agreements with our principal airline customers at our Mexican airports have been renewed.  We do not have any contracts that will expire before April 30, 2019.  Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements.

In 2016, 2017 and 2018, passenger charges at our Mexican airports represented 79.2%, 68.1% and 53.7% of our aeronautical service revenues and 36.8%, 35.3% and 31.2%, respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our Mexican airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future.  There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each Mexican airport are subject to a maximum rate established by the Ministry of Communications and Transportation.  To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing credit notes or discounts to customers as price adjustments.  These price adjustments or discounts constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year.  All discounts and credit notes are issued and recorded in the same year as the service is provided.  In 2016, 2017 and 2018, we did not issue rebates in significant amounts.

Colombian Aeronautical Revenues

Our Colombian airports’ revenues from passenger charges for the use of terminals, takeoff, landing and aircraft movement charges, charges for boarding bridges and aircraft parking charges are regulated by the National Infrastructure Agency pursuant to its concession agreement with our subsidiary Airplan. In 2018, passenger charges at our Colombian airports, represented 12.0% of our consolidated aeronautical revenues and 7.0% of our consolidated revenues.  Our subsidiary Airplan charges tariffs to airlines (relating to domestic routes, international routes and development). The tariffs are established by Aerocivil, through

Resolution 04530 of 2007 and will expire between 2019 and 2032.  As of December 31, 2018, the following airlines at our Colombian airports were subject to such tariffs: Avianca, Aerorepública (COPA), Wingo, Viva Colombia, LATAM, American Airlines, EasyFly, TACA, Spirit, Aeroméxico, Jet Blue, Satena, Iberia, Air Panama, Avior, Tampa Cargo, Aerolíneas de Antioquia, LAN Perú, SkyLease and LANCO. See “Item 4—Information on the Company—Business Overview—Colombia.”

Puerto Rican Aeronautical Revenues

As noted above, aeronautical revenues from our LMM Airport are limited by the Airport Use Agreement between Aerostar and the principal airlines serving the LMM Airport.  Aeronautical revenues include revenues from passenger charges for the use of terminals, landing and aircraft movement charges and aircraft parking charges.  We include aeronautical revenues from LMM Airport in our calculation of total regulated revenues.  In 2018, passenger charges at our LMM Airport, represented 7.5% of our consolidated aeronautical revenues and 4.3% of our consolidated revenues.

The following table sets forth our revenue from aeronautical services from all airports for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2016		2017(1)		2018(2)
	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	3,589.2	79.2%	4,908.7	75.7%	6,547.7	73.2%
Landing charges	279.0	6.1%	593.6	9.2%	1,047.8	11.7%
Aircraft parking charges	520.9	11.5%	608.7	9.4%	745.9	8.3%
Airport security charges	67.2	1.5%	72.4	1.1%	92.0	1.0%
Passenger walkway charges	75.9	1.7%	300.8	4.6%	509.5	5.7%
Total Aeronautical Revenue	4,532.2	100.0%	6,484.2	100.0%	8,942.9	100.0%

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombian airports for the period from October 19 to December 31, 2017.

(2)         Includes information for the LMM Airport and for our Colombia airports for the full fiscal year.

The following table sets forth our Mexican revenue from aeronautical services per workload unit for the years indicated. Our Colombian and Puerto Rico airports are not regulated under workload units.

	Year ended December 31,
	2016	2017	2018
	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(1)
Other Information:
Total workload units(2)	29.0	31.7	33.9	7.0%
Aeronautical revenue	4,532.2	5,319.5	5,965.5	12.1%
Aeronautical revenue per workload unit(3)	156.2	167.8	175.8	4.8%

(1)         As compared to the previous year.

(2)         In millions.  Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(3)         Aeronautical revenues per workload unit are expressed in Mexican pesos (not millions of Mexican pesos).

The following table sets forth the number of passengers paying passenger charges for the years indicated.

	Year ended December 31,
Airport	2017	2017(1)	2018(2)	% change 2017-2018
	(in thousands of Mexican pesos, except percentages)
Cancún	10,581.2	11,639.0	12,419.0	7.0%
Mérida	947.4	1,045.1	1,195.2	14.4%
Villahermosa	619.5	630.8	616.7	(2.2%)
Other Mexican Airports	1,899.7	2,015.3	2,176.3	8.0%
San Juan	N/A	8,247.0	8,250.0	0.0%
Colombia	N/A	4,999.9	5,287.9	5.8%
Total	14,047.8	28,577.1	29,945.1	4.8%

(1)         Reflects passenger data for full year 2017.  We began consolidating financial information for our LMM Airport and Colombian airports as of June 1, 2017 and October 19, 2017, respectively.

(2)         Includes information for the LMM Airport and for our Colombia airports for the full fiscal year.

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

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

	Non-aeronautical Revenue
	Year ended December 31,
	2016		2017(1)		2018(2)
	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Non-aeronautical Services:
Commercial	2,673.0	86.1%	3,693.5	86.7%	4,778.9	86.4%
Leasing of space	2,627.4	84.6%	3,578.9	84.0%	4,431.4	80.1%
Access fee	42.9	1.4%	47.9	1.1%	57.9	1.0%
Other	2.7	0.1%	66.7	1.6%	289.6	5.2%
Non Commercial	431.3	13.9%	567.9	13.3%	752.6	13.6%
Leasing of space	108.1	3.5%	121.4	2.8%	133.4	2.4%
Access fee	159.8	5.1%	266.8	6.3%	392.9	7.1%
Other	163.4	5.3%	179.7	4.2%	226.3	4.1%
Total Non-aeronautical Revenue	3,104.3	100.0%	4,261.4	100.0%	5,531.5	100%

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19 to December 31, 2017.

(2)         Includes information for the LMM Airport and for our Colombia airports for the full fiscal year.

The following table sets forth other information about our passengers and revenues for the years indicated:

	Year ended December 31,
	2016	2017(1)	2018(2)
	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(3)
Other Information:
Total terminal passengers(4)	28.4	37.6	52.2	39.0%
Change in non-aeronautical revenue	612.4	1,157.0	1,270.1	9.8%
Non-aeronautical revenue per terminal passenger(5)	109.3	113.3	105.9	(6.5%)

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19 to December 31, 2017.

(2)         Includes information for the LMM Airport and for our Colombia airports for the full fiscal year.

(3)         As compared to previous year.

(4)         In millions.  Excludes transit and general aviation passengers.

(5)         Revenue per passenger amounts are expressed in Mexican pesos (not millions of Mexican pesos).

Our commercial revenues consist primarily of revenues from duty-free shops, food and beverage establishments, retail stores, advertising revenues, parking lots, car rental companies, banking and currency exchange services, teleservices and ground transportation.

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2016	2017(1)	2018(2)
	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Commercial Revenues:
Duty-Free Shops	640.8	881.7	1,861.1	111.1%
Food and Beverage	439.1	609.3	738.4	21.2%
Retail Stores	904.5	1,194.7	621.8	(47.9)%
Advertising Revenues	122.9	139.5	161.2	15.6%
Parking Lots	83.5	184.0	298.5	62.2%
Car Rental Companies	221.1	379.2	611.8	61.3%
Banking and Currency Exchange Services	86.8	97.3	119.9	23.2%
Teleservices	10.9	13.0	14.1	8.8%
Ground Transportation and Access Fees	45.5	53.5	134.0	150.5%
Other Services	217.5	325.3	539.0	65.7%
Total	2,772.6	3,877.5	5,100.0	31.5%

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19 to December 31, 2017.

(2)         Includes information for the LMM Airport and for our Colombia airports for the full fiscal year.

The Mexican Ministry of Communications and Transportation does not classify certain of these revenues as “commercial revenues.”  Accordingly, the following table sets forth the reconciliation between commercial revenues classified according to the requirements of the Ministry of Communications and Transportation and commercial revenues classified according to IFRS for the years indicated.

	Year ended December 31,
	2016	2017	2018
	(millions of Mexican pesos)
Non-aeronautical services(1)
Commercial	2,673.0	3,693.5	4,778.9

Commercial revenues(2)
Parking lots	83.5	184.0	298.5
Other services	16.1	—	22.5
Total	2,772.6	3,877.5	5,100.0

(1)         Classified according to the requirements of the Ministry of Communications and Transportation.

(2)         Classified according to IFRS.

Construction Services Revenue

Under IFRS, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services.  Revenues from construction services are recognized in accordance with the methods prescribed (input method) for measuring progress towards completion of each project, as approved by the grantor.  Revenues from construction services are not subject to regulation under our dual-till price regulation system in Mexico, Colombia and Puerto Rico.

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

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2016	2017(1)	2018(2)
	(millions of Mexican pesos)
	Amount	Amount	Amount	% Change
Operating Costs:
Cost of services:
Employee costs	374.8	654.8	807.1	23.3%
Maintenance	228.9	400.7	807.2	101.4%
Safety, security and insurance	172.6	292.2	508.3	74.0%
Utilities	118.9	251.5	486.3	93.4%
Other	441.2	710.4	933.8	31.4%
Total cost of services	1,336.4	2,309.6	3,542.7	53.4%
Costs of construction	2,117.0	1,898.5	935.8	(50.7)%
Administrative expenses	204.8	204.4	235.3	15.1%
Technical assistance fee	288.1	346.5	386.2	11.5%
Government concession fee	344.9	468.7	898.3	91.7%
Depreciation and amortization:
Depreciation(3)	332.0	869.7	1,563.1	79.7%
Amortization	197.7	296.4	197.6	(33.3)%
Goodwill impairment	—	4,719.1	—	—
Total depreciation and amortization	529.7	5,885.2	1,760.7	(70.1)%
Total operating costs	4,820.9	11,113.0	7,765.9	(30.1)%
Other Information:
Total workload units(4)	29,010.7	31,709.5	33,936.8	7.0%
Cost of services per workload unit(5)	46.1	48.1	50.8	5.6%
Cost of services margin(6)	13.7%	14.4%	16.6%	15.3%

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19 to December 31, 2017.

(2)         Includes information for the LMM Airport and for our Colombia airports for the full fiscal year.

(3)         Reflects depreciation of fixed assets.

(4)         In thousands.  Under the regulation applicable to our aeronautical revenues at our Mexican airports, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.  Our Colombian and Puerto Rican airports are not regulated by workload unit.

(5)         Cost of services per workload unit at our Mexican airports are expressed in Mexican pesos (not millions of Mexican pesos).  Our Colombian and Puerto Rican airports are not regulated by workload unit.

(6)         Cost of services divided by total revenues, expressed as a percentage.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, as well as utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.

Employee Statutory Profit Sharing

Employee Profit Sharing in Mexico

We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws (“PTU”).  Under this regime, 10.0% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees in Mexico other than the chief executive officer.  The PTU is only applicable within Mexico.  We committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps.17,500 per year for continued service.  These amounts are paid and expensed at the end of each year, and are included in our cost of services.  In 2016, 2017 and 2018, we calculated our obligations in respect of employee statutory profit sharing amount to be Ps.6.1 million, Ps.6.4 million and Ps.8.1 million, respectively.  This amount is included in the Ps.17,500 to be paid to each unionized employee for the year ended December 31, 2018, and is recorded as a cost of service.

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

Depreciation and Amortization

Mexican Assets

Our depreciation and amortization expenses in Mexico primarily reflect the amortization of the investments realized in our nine Mexican airports under our master development plans.  Our current master development plans went into effect as of January 1, 2019 and expire December 31, 2023.

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

Colombian Assets

Our depreciation and amortization expenses in Colombia primarily reflect the amortization of the investments in the Antonio Roldán Betancourt, El Caraño, José María Córdova, Las Brujas and Los Garzones and Enrique Olaya Herrera Airports.  The useful life for the amortization was determined according to the duration of the Colombian concession, and the amortization rate is calculated based on the percentage of regulated revenue obtained during the period with respect to the total expected income in the Company’s financial model.

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

Participation in the Results of Joint Ventures

We own a 60.0% joint venture interest in Aerostar, which holds a 40 year concession to operate the LMM Airport.  We have consolidated Aerostar’s financial results into our financial statements.  Prior to June 1, 2017, when we acquired a controlling interest in Aerostar, we accounted for our interest in this investment through the equity method.  During these prior periods, we held a 50% interest in Aerostar.  For more information on our joint venture interest and the LMM Airport investment, see “Item 4.  Information on the Company—History and Development of the Company—Investment in Luis Muñoz Marín International Airport.”

Taxation

Taxation in Mexico

Our provision for taxes consists of two separate taxes: an income tax (Impuesto Sobre la Renta, or ISR) and an asset tax.

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

Taxation in Colombia

Our provision for taxes in Colombia consists of two levels of income taxes.  We are subject to a 33.0% income tax in Colombia, as well as a 4.0% surcharge that applies to entities with a taxable base greater than COP$800,000.  Our applicable tax rate in Colombia for 2018 was 33.0%, plus the 4.0% surcharge. Note that the income tax rate will gradually reduce to 33.0% in 2019, 32.0% in 2020, 31.0% in 2021 and 30.0% in 2022 and thereafter.

The Company’s overall tax provisions for 2016, 2017 and 2018 are as follows:

Tax Provisions

	Year ended December 31,
	2016	2017(1)	2018(2)
	(millions of Mexican pesos)
Income Tax
Current Income Tax	1,503.0	1,928.2	1,746.0
Deferred Income Tax	(101.8)	(292.8)	50.0
Total Income Tax	1,401.2	1,635.4	1,796.0
Current Asset Tax	0.9	0.9	0.9
Total Asset Tax	0.9	0.9	0.9
Total Tax Provision	1,402.1	1,636.3	1,796.9

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19 to December 31, 2017.

(2)         Includes information for the LMM Airport and for our Colombia airports for the full fiscal year.

The determination of which taxes are payable and the appropriate tax rate to use therein for the deferred taxes associated with these tax regimes is determined on an individual airport-by-airport basis since we do not file a consolidated income tax return.

In 2018, the VAT tax rate applicable in Mexico was 16.0% (subject to certain extensions), and calculated generally on a monthly cash flow basis.  Companies that engage in the business of selling, rendering services, leasing, importing or exporting goods are subject to VAT.

The VAT effectively paid on purchases of goods and services received in Mexico can be credited against the VAT effectively collected.  In the case that the VAT paid exceeds the VAT collected in a given period, companies may request a rebate of the favorable VAT balance from the tax authorities or offset the VAT favorable balance against other federal taxes or withheld taxes.

In 2018, the general VAT tax rate applicable in Colombia was 19.0% and calculated and paid on a bimonthly basis.  Companies that engage in the business of selling goods, rendering services, leasing, importing or exporting goods are subject to VAT (subject to certain exemptions and exclusions).

The VAT accrued on purchases of goods and services used in income generating activities in Colombia can be credited against the VAT invoiced in sales to clients. VAT accrued on purchases of goods and services used in income generating activities that are not subject to VAT becomes a higher cost to the company. In the case that the VAT paid exceeds the VAT collected in a given period, companies may offset the VAT favorable balance against future VAT collected from sales to clients.

Taxes on dividends in Colombia vary depending on the year in which the profits to be distributed were generated and the recipient of the dividend.  Dividends paid out of profits generated from 2017 forward and distributed in 2018 or earlier to foreign resident companies were taxed at a rate of 5%.  Dividends paid out of profits generated from 2017 forward and that will be distributed in 2019 or subsequent years to foreign resident companies are taxed at a special rate of 7.5%.

In addition to the abovementioned taxes, where a company resident in Colombia has not paid income tax on the profits being distributed due to applicable exemptions, differences in depreciation/amortization rates or the offsetting of tax losses from previous fiscal years, among other reasons, dividends distributed to foreign partners or shareholders may be subject to tax in Colombia at the corporate income tax rate (33% in 2019, 32% in 2020, 31% in 2021 and 30% in 2022).  Until 2018, the corporate income tax rate was 35%.  After the application of the relevant corporate income tax rate, the abovementioned dividend tax rates of either 7.5% or 5% is levied on the remainder of the dividend.

Dividends paid out of profits generated in 2016 or earlier years are not subject to either the 7.5% or the 5% dividend tax rate.  However, where a company resident in Colombia has not paid income tax on the profits being distributed, dividends distributed to foreign partners or shareholders may be subject to tax in Colombia at a 35% rate.

The Double Taxation Treaty in effect between Colombia and Mexico eliminates the aforementioned dividends tax when the recipient of the dividends is a Mexican resident and those dividends are not attributable to a permanent establishment of the recipient in Colombia.  However, when the dividends are paid out of profits that were not subject to income tax at the level of the Colombian entity distributing them, they may still be subject to the aforementioned income tax at a rate of 33% (or lower, as permitted by Colombian laws).

Effects of Inflation and Economic Changes

The following table sets forth, for the periods indicated:

•                  the Mexican inflation rate;

•                  the Colombian inflation rate;

•                  the U.S. inflation rate;

•                  the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period; and

•                  the percentage that the Colombian GDP changed as compared to the previous period.

	Year ended December 31,
	2016	2017	2018
Mexican inflation rate(1)	3.4%	6.8%	4.8%
Colombian inflation rate	7.5%	4.3%	3.2%
U.S. inflation rate(2)	2.1%	2.1%	1.9%
Increase in Mexican GDP(3)	2.8%	2.3%	2.0%
Increase in Colombian GDP	2.0%	1.7%	2.8%

(1)         Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico.  The Mexican consumer price index at year end was 98.3 in 2017 and 103.0 in 2018.

(2)         As reported by the U.S. Department of Labor, Bureau of Statistics.

(3)         In real terms, as reported by the National Institute of Statistics and Geography (INEGI) as of April 11, 2019.

The general condition of the Mexican economy, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect our business and operating results.  For a detailed description of the risks associated with changes to the economy, inflation and interest rates, see “Item 3.  Key Information—Risk Factors—Risks Related to Our Operations.”

Effects of Fluctuation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar.

	Year ended December 31,
	2016	2017	2018
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	19.9%	(4.7)%	(0.1)%

(1)         Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows:  Ps.20.617 per U.S.$1.00 as of December 30, 2016, Ps.19.640 per U.S.$1.00 as of December 29, 2017 and Ps. 19.635 as of December 31, 2018.

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

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated.

Operating Results

	Year Ended December 31,
	2016		2017(1)		2018(2)
	Airport Operating Results	Per Workload Unit(2)	Airport Operating Results	Per Workload Unit(3)	Airport Operating Results	Per Workload Unit(2)
	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)
Cancún(4):
Revenues before solidarity agreement(5):
Aeronautical services	3,341.9	154.0	3,963.3	165.6	4,428.5	173.7
Non-aeronautical services	2,823.2	130.1	3,401.2	142.2	3,831.3	150.2
Construction services	1,896.3	87.4	1,421.9	59.4	205.8	8.1
Total revenues before solidarity agreement	8,061.4	371.5	8,786.4	367.2	8,465.6	332.0
Expenses before solidarity agreement	(3,998.3)	(184.3)	(3,838.4)	(160.4)	(3,037.0)	(119.1)
Net operating income before solidarity agreement	4,063.1	187.2	4,948.0	206.8	5,428.6	212.9
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(280.7)	(12.9)	(224.7)	(9.4)	(221.7)	(8.7)
Net operating income after solidarity agreement	3,782.4	174.3	4,723.3	197.4	5,206.9	204.2
Mérida:
Revenues before solidarity agreement:
Aeronautical services	334.2	156.0	394.5	167.4	469.9	174.0
Non-aeronautical services	85.1	39.7	97.6	41.4	117.2	43.4
Construction services	98.7	46.1	46.1	19.6	4.8	1.8
Total revenues before solidarity agreement	518.0	241.8	538.2	228.4	591.9	219.2
Expenses before solidarity agreement	(313.5)	(146.4)	(283.7)	(120.4)	(276.6)	(102.5)
Net operating income before solidarity agreement	204.5	95.4	254.5	108.0	315.3	116.7
Solidarity agreement revenues	—	—	9.5	4.1	—	—
Solidarity agreement expenses	(45.8)	(21.4)	—	—	(17.9)	(6.6)

	Year Ended December 31,
	2016		2017(1)		2018(2)
	Airport Operating Results	Per Workload Unit(2)	Airport Operating Results	Per Workload Unit(3)	Airport Operating Results	Per Workload Unit(2)
	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)
Net operating income after solidarity agreement	158.7	74.0	264.0	112.1	297.4	110.1

Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	181.1	140.8	195.6	149.8	201.5	155.0
Non-aeronautical services	62.3	48.5	61.8	47.3	59.7	45.9
Construction services	44.9	34.9	6.3	4.8	15.6	12.0
Total revenues before solidarity agreement	288.3	224.2	263.7	201.9	276.8	212.9
Expenses before solidarity agreement	(166.0)	(129.1)	(136.2)	(104.3)	(155.8)	(119.9)
Net operating income before solidarity agreement	122.3	95.1	127.5	97.6	121.0	93.0
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(13.0)	(10.1)	(7.8)	(6.0)	(8.1)	(6.2)
Net operating income after solidarity agreement	109.3	85.0	119.7	91.6	112.3	86.8

Other Mexican Airports(6):
Revenues before solidarity agreement:
Aeronautical services	675.0	173.6	766.1	185.9	865.6	196.7
Non-aeronautical services	133.7	34.4	149.2	36.2	162.1	36.8
Construction services	77.1	19.8	106.7	25.9	37.2	8.5
Total revenues before solidarity agreement	885.8	227.8	1,021.9	248.0	1,064.9	242.0
Expenses before solidarity agreement	(556.2)	(143.1)	(620.2)	(150.5)	(602.9)	(137.0)
Net operating income (loss) before solidarity agreement	329.6	84.7	401.7	97.5	462.0	105.0
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(7.4)	(1.9)	(24.5)	(5.9)	(29.5)	(6.7)
Net operating (loss) income after solidarity agreement	322.2	82.8	377.2	91.6	432.5	98.3

San Juan:
Revenues:
Aeronautical services	N/A	N/A	939.0	N/A	1,700.9	N/A
Non-aeronautical services	N/A	N/A	482.6	N/A	964.4	N/A
Construction services	N/A	N/A	75.9	N/A	360.0	N/A
Total revenues	N/A	N/A	1,497.5	N/A	3,025.3	N/A
Expenses	N/A	N/A	(1,186.0)	N/A	(2,277.5)	N/A
Net operating income	N/A	N/A	311.5	N/A	882.4	N/A
Colombia Airports(7):
Revenues:
Aeronautical services	N/A	N/A	225.7	N/A	1,276.5	N/A
Non-aeronautical services	N/A	N/A	69.1	N/A	396.8	N/A
Construction services	N/A	N/A	187.3	N/A	312.4	N/A
Total revenues	N/A	N/A	482.1	N/A	1,985.7	N/A
Expenses	N/A	N/A	(481.3)	N/A	(1,745.8)	N/A
Net operating income	N/A	N/A	0.8	N/A	239.9	N/A
Holding & Service Companies(8):
Revenues before solidarity agreement:
Other(9)	1,108.6	N/A	1,244.9	N/A	1,407.1	N/A
Total revenues before solidarity agreement	1,108.6	N/A	1,244.9	N/A	1,407.1	N/A
Expenses before solidarity agreement	(895.5)	N/A	(994.3)	N/A	(1,077.7)	N/A
Net operating income before solidarity agreement	213.1	N/A	250.6	N/A	329.4	N/A
Solidarity agreement revenues	346.9	N/A	247.4	N/A	277.1	N/A
Solidarity agreement expenses	—	N/A	—	N/A	—	—

	Year Ended December 31,
	2016		2017(1)			2018(2)
	Airport Operating Results	Per Workload Unit(2)	Airport Operating Results		Per Workload Unit(3)	Airport Operating Results	Per Workload Unit(2)
	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)		(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)
Net non after solidarity agreement	560.0	N/A	498.0		N/A	606.5	N/A
Consolidation Adjustment(10):
Total Revenues	(1,455.5)	N/A	(1,501.8)		N/A	(1,684.6)	N/A
Expenses	1,455.5	N/A	6,319.5		N/A	1,684.6	N/A
Total:
Revenues:
Aeronautical services	4,532.2	156.3	6,484.2		N/A	8,942.9	N/A
Non-aeronautical services	3,104.3	107.0	4,261.4		N/A	5,531.5	N/A
Construction services	2,117.0	73.0	1,844.2		N/A	935.8	N/A
Total revenues	9,753.5	336.3	12,589.8		N/A	15,410.2	N/A
Expenses	(4,820.9)	(166.2)	(11,113.0	)(11)	N/A	(7,765.9)	N/A
Net operating income	4,932.6	170.1	1,476.8		N/A	7,778.9	N/A

(1)          Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19 to December 31, 2017.

(2)          Includes information for the LMM Airport and for our Colombia airports for the full fiscal year.

(3)          Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(4)          Reflects the results of operations of our Cancún airport and two Cancún airport services subsidiaries on a consolidated basis.

(5)          We and only our Mexican subsidiaries have entered into intercompany agreements that affect the revenues, operating costs and income at our individual subsidiaries but not on a consolidated basis.  One of these agreements is the “Solidarity Agreement,” pursuant to which each of our Mexican subsidiaries pays a fee to Grupo Aeroportuario del Sureste, S.A.B. de C.V., or GAS, our parent company, in exchange for which GAS guarantees the ongoing viability of that Mexican subsidiary’s concession, including, in the case of certain Mexican subsidiaries, by making payments to those subsidiaries to ensure that they have the resources to comply with their master development plans and other regulatory obligations.  Revenues, expenses and income related to the Solidarity Agreement apply only to our Mexican operations.

(6)          Reflects the results of operations of our airports located in Veracruz, Minatitlán, Oaxaca, Huatulco, Tapachula and Cozumel.

(7)          Reflects the results of operations of our airports located in Medellín, Rionegro, Montería, Carepa, Quibdó and Corozal.

(8)          Reflects the results of operations of our parent holding company and our services subsidiaries.  Because none of these entities hold the concessions for our Mexican airports, we do not report workload unit data for these entities.

(9)          Reflects revenues under intercompany agreements (other than the solidarity agreement) which are eliminated in the consolidation adjustment.

(10)    The consolidation adjustment affects our consolidated net income by eliminating both revenues and expenses from intercompany transactions from all segments.

(11)    Reflects a Ps.4,719.1 million impairment, which was determined while carrying out a deterioration test of long-term assets as a result of the effects of Hurricane Maria in Puerto Rico.

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

Summary Historical Results of Operations

As a result of our acquisition of a controlling stake in both Aerostar and Airplan, our summary consolidated financial and operating information for the fiscal year ended December 31, 2017 includes the consolidation of the LMM Airport and our Colombian airports from June 1, 2017 and October 19, 2017, respectively.  Therefore, financial and operating information for the fiscal years ended December 31, 2017 and December 31, 2018 may not be directly comparable with financial and operating information for prior years.

The following table sets forth our consolidated results of operations for the periods indicated.  The financial information included in the table below is derived from our audited consolidated financial statements.

Consolidated Operating Results

	Year Ended December 31,
	2016		2017(1)		2018(2)
	(thousands of Mexican pesos)
Revenues:
Aeronautical services	Ps.	4,532,194	Ps.	6,484,219	Ps.	8,942,910
Non-aeronautical services	3,104,343		4,261,383		5,531,557
Construction services	2,116,954		1,844,216		935,774
Total revenues	9,753,491		12,589,818		15,410,241
Operating Expenses:
Cost of services	(1,336,385)		(2,309,625)		(3,542,792)
Administrative expenses	(204,843)		(204,418)		(235,264)
Costs of construction	(2,116,954)		(1,898,550)		(935,774)
Technical assistance fee(3)	(288,111)		(346,487)		(386,249)
Government concession fee(4)	(344,939)		(468,695)		(898,253)
Depreciation and amortization	(529,660)		(1,166,114)		(1,760,741)
Goodwill impairment	—		(4,719,096)		—
Total operating expenses	(4,820,892)		(11,112,985)		(7,765,909)
Other income(5)	—		—		134,637
Operating profit	4,932,599		1,476,833		7,778,969
Comprehensive Financing Result:					—
Interest income, net	58,383		(373,044)		(950,028)
Exchange gains (losses), net	(103,852)		141,210		87,758
Gain (loss) on valuation of financial instruments	—		—		—
Net comprehensive financing income result	(45,469)		(231,834)		(862,270)
Participation in the results of joint ventures(6)	144,248		112,345		—
Gain from business combination			7,029,200		—
Income before taxes	5,031,378		8,386,544		6,916,699
Provisions for taxes	(1,402,116)		(1,636,379)		(1,796,893)
Net income	3,629,262		6,750,165		5,119,806
Other Operating Data:
Operating margin(7)	50.6%		11.7%		50.5%
Net margin(8)	37.2%		53.6%		33.2%

(1)         Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombia airports for the period from October 19 to December 31, 2017.

(2)         Includes information for the LMM Airport and for our Colombia airports for the full fiscal year.

(3)         We are required to pay ITA a technical assistance fee based on the technical assistance agreement.  This fee is described in “Item 5.  Operating and Financial Review and Prospects—Operating Costs —Technical Assistance Fee.”

(4)         Each of our Mexican subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law.  The concession fee is currently 5.0% of each concession holder’s gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession.  Our subsidiary Airplan is required to pay a concession fee to the National Infrastructure Agency with respect to concessions for our Colombian airports.  The concession fee is a fixed fee equal to 19.0% of regulated revenues and non-regulated revenues invoiced or received by the concession holder.  Our subsidiary Aerostar is required to make fixed payments to the Puerto Rico Ports Authority of U.S.$2.5 million per year for the first five years, 5.0% of gross airport revenues for the sixth through thirtieth years and 10% of gross airport revenues for the thirty-first through fortieth years.  These fees are described in “Item 5.  Operating and Financial Review and Prospects—Operating Costs—Government Concession Fee.”

(5)         Reflects insurance recovery during 2018 in connection with damage to airport infrastructure caused by Hurricane Maria.

(6)         For the periods prior to June 1, 2017, reflects our equity participation in the net income (loss) of our subsidiary Aerostar, the operator of the LMM Airport.  The conversion effect due to fluctuation of the investment in Aerostar shares is presented in stockholders’ equity for the periods prior to June 1, 2017, and not in the income statement.

(7)         Operating income divided by total revenues, expressed as a percentage.

(8)         Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2018 compared to the year ended December 31, 2017

Revenues

Total consolidated revenues for 2018 were Ps.15,410.2 million, 22.4% higher than the Ps. 12,589.8 million recorded in 2017.  The increase in total revenues resulted from increases of 37.9% in aeronautical revenues and 29.8% in non-aeronautical revenues, primarily resulting from the full-year consolidation of the results of our San Juan and Colombian airports, partially offset by a 49.3% decrease in construction revenues at our Mexican airports as a result of lower capital expenditures and other investment in concessioned assets.  Total Mexican revenues per workload unit decreased 8.3% from Ps.334.7 in 2017 to Ps.306.8 in 2018, due mainly to the 84.4% decrease in revenues for construction services per workload unit, which are based on capital improvements to concessioned assets and are not directly related to passenger traffic, and therefore workload units, in a given year.

Our consolidated revenues from aeronautical services increased 37.9% from Ps.6,484.2 million in 2017 to Ps.8,942.9 million in 2018, due primarily to the full-year consolidation of the results of our San Juan and Colombian airports.  Revenues from passenger charges increased 33.4% to Ps. 6,547.7 million in 2018 (73.2% of our aeronautical revenues during the period) from Ps.4,908.7 million in 2017 (75.7.0% of our aeronautical revenues during the period), reflecting the increase in passenger traffic.  Mexican aeronautical revenues per workload unit increased 4.9% from Ps.167.8 in 2017 to Ps.176.0 in 2018.

Revenues from non-aeronautical services increased 29.8% to Ps.5,531.6 million in 2018 from Ps.4,261.4 million in 2017.  The primary factor influencing the change in non-aeronautical revenue from 2017 to 2018 was the full-year consolidation of the results of our San Juan and Colombian airports.  These factors led to a 23.4% increase in revenues from retail stores and an 14.4% increase in revenues from duty-free shops, and an 83.5% increase in other income, which consisted principally of revenue from tourism services and hotel reservation providers. Increases of 61.3% in revenues from car rental companies, 23.2% in revenues from banking and currency exchange services, 21.2% in revenues from food and beverages, 15.5% in advertising revenues, 62.2% in parking lot revenues, 42.4% in revenues from ground transportation and 8.5% in teleservices revenues also contributed to the increase in revenues from non-aeronautical services.

Mexican non-aeronautical revenue per workload unit increased 5.1%, from Ps.117.0 per workload unit in 2017 to Ps.123.0 per workload unit in 2018.

Revenues from construction services decreased 49.3% to Ps.935.8 million in 2018 from Ps.1,844.2 million in 2017, mostly due to lower levels of capital improvements and other investments in concessioned assets at our Mexican airports.

Our revenues from regulated sources in 2018 were Ps.9,222.6 million, a 36.8% increase compared to Ps.6,743.8 million in 2017, mainly due to the increase in total passenger traffic, the full-year consolidation of the results of our San Juan and Colombian airports and the annual increase in our regulated rates.  During 2018, Ps.5,251.8 million of our revenues was derived from non-regulated sources, a 31.2% increase from the Ps.4,001.8 million of revenues derived from non-regulated sources in 2017.  This increase was primarily due to the 31.5% increase in commercial revenues described above, from Ps.3,877.5 million in 2017 to Ps.5,099.9 million in 2018.

Revenues by Airport

Aeronautical revenues increased by 11.7% from Ps.3,963.3 million in 2017 to Ps.4,428.5 million in 2018 at the Cancún Airport, mainly due to the increase of 6.8% in passenger traffic at that airport, as well as a 7.5% increase in passenger charges and a 24.7% increase in airport security charges.  Non-aeronautical revenues increased at Cancún Airport by 12.6% from Ps.3,401.2 million in 2017 to Ps. 3,831.3 million in 2018, due principally to the increase in passenger traffic in 2018, the increase in retail stores, mostly due to the opening of Terminal 4 in the fourth quarter of 2017.  Construction services revenues at the Cancún Airport decreased to Ps.205.8 million in 2018 from Ps.1,421.9 million in 2017, due to lower levels of capital improvements and investments in concessioned assets at that airport.  Total revenues decreased by 3.7% from Ps.8,786.4 million in 2017 to Ps.8,465.6 million in 2018 at the Cancún Airport, largely due to the decrease in construction services because of lower levels of capital improvements and investments in concessioned assets compensated to the increase in passenger traffic and improved contractual terms for certain commercial agreements in place.  Revenues per workload unit at the Cancún Airport decreased by 9.6% from Ps.367.2 in 2017 to Ps.332.0 in 2018, primarily because of the decrease in revenues from construction services, as mentioned above.

Aeronautical revenues increased by 19.1% from Ps.394.5 million in 2017 to Ps.469.9 million in 2018 at the Mérida Airport, due to an 14.1% increase in passenger traffic at that airport.  Non-aeronautical revenues increased at Mérida Airport by 20.1% from Ps.97.6 million in 2017 to Ps.117.2 million in 2018, due principally to the increase of 18.9% in commercial revenues because of increased passenger traffic.  Construction services revenues decreased from Ps.46.1 million in 2017 to Ps.4.8 million in 2018.  Revenues overall increased by 10.0% from Ps.538.2 million in 2017 to Ps.591.9 million in 2018 at the Mérida Airport, due to a significant increase in aeronautical revenues from 2017 to 2018.  Revenues per workload unit at the Mérida Airport decreased by 4.0% from Ps.228.4 in 2017 to Ps.219.2 in 2018, principally due to the decrease in construction services revenues.

Aeronautical revenues increased by 3.0% from Ps.195.6 million in 2017 to Ps. 201.5 million in 2018 at the Villahermosa Airport, due to an 2.3% increase in passenger charges and a 11.1% increase in airport security charges at that airport.  Non-aeronautical revenues decreased at Villahermosa Airport by 3.4% from Ps.61.8 million in 2017 to Ps.59.7 million in 2018, due principally to the decrease of 2.7% in commercial revenues.  Construction services revenues increased from Ps.6.3 million in 2017 to Ps.15.6 million in 2018.  Revenues increase by 5.0% from Ps.263.7 million in 2017 to Ps.276.8 million in 2018 at the Villahermosa Airport, largely due to an increase in construction services.  Revenues per workload unit at the Villahermosa Airport increased by 5.4% from Ps.201.9 in 2017 to Ps.212.9 in 2018, primarily due to an increase in construction services revenues.

Aeronautical revenues at our other six Mexican airports increased by 13.0% from Ps.766.1 million in 2017 to Ps.865.6 million in 2018, due to the 8.0% increase in passenger traffic at those airports.  Non-aeronautical revenues increased by 8.7% from Ps.149.1 million in 2017 to Ps.162.1 million in 2018, due to the opening of new retail outlets and increased passenger traffic.  Construction services revenues decreased to Ps.37.2 million in 2018 from Ps.106.7 million in 2017.  Revenues increased by 4.2% from Ps.1,021.9 million in 2017 to Ps.1,064.9 million in 2018 at the other six Mexican airports, due primarily to the increase in aeronautical revenues.  Revenues per workload unit at our other six Mexican airports decreased by 2.4% from Ps.248.0 in 2017 to Ps.242.0 in 2018, principally due to the decrease in revenues from construction services.

Aeronautical revenues at the LMM Airport increased from Ps.939.0 million for the period June 1 through December 31, 2017 to Ps.1,700.9 million in 2018.  Non-aeronautical revenues at the LMM Airport increased from Ps.482.6 million for the period from June 1 through December 31, 2017 to Ps.964.4 million in 2018.  Construction services revenues at the LMM Airport increased from Ps.75.9 million for the period from June 1 through December 31, 2017 to Ps.360.0 million in 2018.

Aeronautical revenues at our six Colombian airports increased from Ps.225.7 million for the period October 19 through December 31, 2017 to Ps.1,276.5 million in 2018.  Non-aeronautical revenues at our Colombian airports  increased from Ps.69.1 million for the period October 19 through December 31, 2017 to Ps.396.8 million in 2018.  Construction services revenues at our Colombian airports increased from Ps.187.3 million for the period October 19 through December 31, 2017 to Ps.312.4 million in 2018.

Revenues from our parent holding company and our administrative services companies increased by 13.0% from Ps.1,244.9 million in 2017 to Ps.1,407.1 million in 2018, due to the increase in payments by our operating subsidiaries under intercompany agreements related to administrative services.  These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps.7,765.9 million in 2018, a 30.1% decrease from the Ps.11,113.0 million recorded in 2017, primarily as a result of higher costs attributable to Aerostar in 2017 due to an impairment in the valuation of long-term assets because of Hurricane Maria in

2017.  As a percentage of total revenues, operating expenses represented 50.4% of total revenues in 2018 as compared to 88.3% of total revenues in 2017.  Mexican operating costs per workload unit decreased 24.3%, from Ps.145.9 per workload unit in 2017 to Ps.110.4 per workload unit in 2018, primarily because of the decrease in construction services.

Cost of services increased 53.4% to Ps.3,542.7 million in 2018 from Ps.2,309.6  million in 2017.  The increase was principally due to a 101.4% increase in maintenance costs, from Ps.400.7 million in 2017 to Ps.807.2 million in 2018, as well as costs related to the opening of Terminal 4 at Cancún airport and from the recognition in Colombia of Ps.194.0 million in costs attributable to future improvements to the concessioned asset.  The higher cost of sales from convenience stores directly opened by us, a 74.0% increase in safety and security costs and a 93.4% increase in utilities (such as energy, telephone service and fuel) also contributed to the increase in cost of services.  All of these higher costs, however, were primarily caused by the full-year consolidation of the results of our San Juan and Colombian airports.  Our Mexican cost of services per workload unit increased 5.6% from Ps.48.1 in 2017 to Ps. 50.8 in 2018 because of an increase of 6.8% in the passenger traffic.

Administrative expenses increased 15.1% to Ps.235.3 million in 2018 from Ps.204.4 million in 2017.  This increase was primarily attributable to increases in professional fees.

Technical assistance fees increased by 11.5% to Ps.386.2 million in 2018 from Ps.346.5 million in 2017, and government concession fees increased by 91.7% to Ps.898.3 million in 2018 from Ps.468.7 million in 2017.  The technical assistance fees increased in 2018 due to an increase in aeronautical and commercial revenues, as a consequence of the increase in passengers.  The increase in government concession fees was primarily the result of higher fees paid to the Mexican government, as well as the consolidation of concession fees paid with respect to our Colombian airports and LMM Airport.

Construction costs were Ps. 935.8 million in 2018 and Ps.1,898.5 million in 2017.  Because we hired a third party to provide all of our construction and upgrade services, our revenues in Mexico and Puerto Rico relating to construction or upgrade services are equal to our expenses in Mexico and Puerto Rico for those services; however, with respect to our Colombian airports, construction revenues were recognized by the method of the degree of realization used in a given period, which is measured by reference to the proportion of the costs incurred for each construction project and thus there may be differences between the revenues and costs for those services.

Depreciation and amortization costs increased to Ps.1,760.7 million in 2018 from Ps.1,166.1 million in 2017.  This increase was principally due to the inclusion of depreciation for our Colombian and LMM airports for the full calendar year in 2018.  We began to consolidate the results of our Colombian airports as of October 19, 2017, and we began to consolidate the results of LMM Airport as of June 1, 2017.  Additionally, per IFRS 3, in 2018, our Colombian

and LMM airports recognized Ps.100.5 million and Ps.179.2 million in amortization expenses, respectively, of the intangible assets resulting from our investments in Airplan and Aerostar.

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps. 3,258.7 million in 2018, a 19.8% decrease from the Ps.4,063.1 million recorded in 2017, primarily as a result of a 85.5% decrease in construction costs from Ps.1,421.9 million in 2017 to Ps. 205.8 million in 2018, offset by increases of 72.1%, 51.5% and 28.8% in energy, materials and supplies and safety and security costs, respectively resulting from the opening of Terminal 4 in October, 2018.  Operating expenses per workload unit for Cancún Airport were Ps.127.8 in 2018, a 24.7% decrease from the Ps.169.8 recorded in 2017.

Operating expenses for Mérida Airport were Ps.294.5 million in 2018, a 7.4% increase from the Ps.274.2 million recorded in 2017, principally as a result of 89.5% decrease in construction costs from Ps.46.1 million in 2017 to Ps.4.8 million in 2018, offset by increases of  35.6% and 31.8% in utilities and supplies and safety and security costs, respectively.  Operating expenses per workload unit for Mérida Airport were Ps.109.1 in 2018, a 9.4% decrease from the Ps.120.4 recorded in 2017.

Operating expenses for Villahermosa Airport were Ps.163.9 million in 2018, a 13.8% increase from the Ps.144.0 million recorded in 2017, primarily as a result of a 147.6% increase in construction costs from Ps.6.3 million in 2017 to Ps.15.6 million in 2018.  Operating expenses per workload unit for Villahermosa Airport were Ps.126.1 in 2018, an 14.3% increase from the Ps.110.3 recorded in 2017.

Operating expenses for our six other Mexican airports were Ps.632.4 million in 2018, a 1.9% decrease from the Ps.644.7 million recorded in 2017, principally as a result of a 65.2% decrease in construction costs from Ps.106.7 million in 2017 to Ps.37.1 million in 2018, which offset a 21.1% increase in professional fees from Ps.33.7 million in 2017 to Ps.40.8 million in 2018.  Operating expenses per workload unit for our other six Mexican airports were Ps.143.7 in 2018, a 8.1% decrease from the Ps.156.4 recorded in 2017.

Operating expenses for the LMM Airport were Ps.2,277.5 million in 2018, compared to Ps.6,003.9 million for the period from June 1 through December 31, 2017.

Operating expenses for our Colombian airports were Ps.1,745.8 million in 2018, compared to Ps.481.3 million for the period from October 19 through December 31, 2017.

Operating expenses for our parent holding company and our administrative services companies were Ps.1,077.7 million in 2018, an 8.4% increase from the Ps.994.3 million recorded in 2017, principally due to an increase in solidarity agreement expenses.

Operating Income

Operating income increased 426.7% to Ps.7,778.9 million in 2018 from Ps.1,476.8 million in 2017.  This increase in operating income was primarily a result of the foregoing factors.

Operating Income by Airport

Operating income for Cancún Airport increased by 10.2% to Ps.5,206.9 million in 2018 from Ps.4,723.3 million in 2017, primarily due to the 11.7% increase in aeronautical revenues.  Operating income per workload unit at Cancún Airport increased 3.4% from Ps.197.4 in 2017 to Ps.204.2 in 2018.

Operating income for Mérida Airport increased by 12.7% to Ps.297.4 million in 2018 from Ps.264.0 million in 2017, mainly because of the 19.1% increase in aeronautical revenues due to higher passenger traffic and the increase in operating costs.  Operating income per workload unit at Mérida Airport decreased 1.8% from Ps.112.1 in 2017 to Ps.110.1 in 2018.

Operating income for Villahermosa Airport decreased by 5.7% to Ps.112.9 million in 2018 from Ps.119.7 million in 2017, primarily because of the 3.4% decrease in non-aeronautical revenues due to lower passenger traffic and the increase in operating costs.  Operating income per workload unit at Villahermosa Airport decreased 5.2% from Ps.91.6 in 2017 to Ps.86.8 in 2018.

Operating income for our six other Mexican airports increased by 14.7% to Ps.432.5 million in 2018 from Ps.377.2 million in 2017, principally due to a 13.0% increase in aeronautical revenues and an 8.7% increase in non-aeronautical revenues.  Operating income per workload unit at the other six Mexican airports increased 7.3% from Ps.91.6 in 2017 to Ps.98.3 in 2018.

Operating income for the LMM Airport increased by 183.3% from Ps.311.5 million for the period June 1 to December 2017 to Ps.882.4 million in 2018 due to the US$240.0 million impairment of goodwill derived from the valuation of our investment in Aerostar in 2017 as well as a US$10.4 million impairment in long-term assets as a result of the impact of Hurricane Maria in 2017.

Operating income for our six Colombian airports was Ps.239.9 million in 2018, compared to Ps.0.8 million for the period from October 19 through December 31, 2017.

Operating income for our parent holding company and our administrative services companies increased by 21.8% to Ps.606.5 million in 2018 from Ps.498.0 million in 2017 primarily because of the increase in payments by our operating subsidiaries under intercompany agreements.

Comprehensive Financing Result

Our net comprehensive financing result was a loss of Ps.862.3 million in 2018 as compared to a loss of Ps.231.8 million in 2017.  This increase in net comprehensive financing loss is primarily due to an 98.9% increase in interest expenses, from Ps.681.8 million in 2017 to Ps.1,230.7 million in 2018, mainly reflecting a higher loan balance resulting from the consolidation of Aerostar and Airplan.  This was compounded by the decrease in foreign exchange gain from Ps.141.2 million in 2017 to Ps.87.8 million in 2018.  The decrease in the foreign exchange gain in 2018 compared to 2017 is mainly due to our switch from a foreign currency net liability position in 2017 to a foreign currency net asset position in 2018 and to the exchange rate effect between periods.

Goodwill Impairment

As a result of Hurricane Maria, which struck Puerto Rico on September 20, 2017, we carried out a deterioration test of long-term assets. After conducting this test, we recognized a Ps.4,719.1 million impairment in the valuation of long-term assets as of the year ended December 31, 2017.

Taxes

In 2018, our current income tax provision decreased 9.4%, from Ps.1,928.2 million in 2017 to Ps.1,746.0 million in 2018, primarily due to less taxable income in Mexico resulting from a change in the tax amortization rate of concessioned assets in Mexico, along with an income tax decrease in Colombia derived from changes in tax legislation according to Law 1819 of 2016 and Regulatory Decree 2235 published on December 27, 2017.

Our deferred income tax provision decreased from a deferred income tax gain of Ps.292.8 million in 2017 to a gain of Ps.50.0 million in 2018, mainly due to the impact from higher construction revenues from complementary works completed in Colombia in 2018, changes in the tax amortization rate of concessioned assets in Mexico and the decrease in inflation in Mexico from 6.8% in 2017 to 4.8% in 2018.

Our asset tax provision in 2018 was Ps.0.9 million and was also Ps.0.9 million in 2017.

Our overall effective tax rate in 2018 increased from 19.3% to 28.0%, primarily as a result of the full-year consolidation of the results of our San Juan and Colombian airports as well as the decrease in inflation in Mexico from 6.8% in 2017 to 4.8% in 2018.

Net Income

Net income decreased 24.2% to Ps.5,119.8 million in 2018 from Ps.6,750.2 million in 2017.  This decrease was mainly as a result of the foregoing factors.

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

Revenues from non-aeronautical services increased 37.3% to Ps.4,261.4 million in 2017 from Ps.3,104.3 million in 2016.  The primary factors influencing the change in non-aeronautical revenue from 2016 to 2017 were an increase in commercial revenues because of higher passenger traffic during 2017 and improved contractual terms for certain commercial agreements in place.  These factors led to a 32.1% increase in revenues from retail stores and a 37.6% increase in revenues from duty-free shops, mainly reflecting the opening of Terminal 4 at Cancún airport in the fourth quarter of 2017 and the consolidation of the results of our San Juan and Colombian airports, and a 49.5% increase in other income, which consisted principally of revenue from tourism services and hotel reservation providers. Increases of 71.5% in revenues from car rental companies, 12.1% in revenues from banking and currency exchange services, 38.8% in revenues from food and beverages, 13.5% in advertising revenues, 120.4% in parking lot revenues, 19.3% in revenues from ground transportation and 19.3% in teleservices revenues also contributed to the increase in revenues from non-aeronautical services.  Mexican non-aeronautical revenue per workload unit increased 9.3%, from Ps.107.0 per workload unit in 2016 to Ps.117.0 per workload unit in 2017.

Revenues from construction services decreased 12.9% to Ps.1,844.2 million in 2017 from Ps.2,117.0 million in 2016, mostly due to lower levels of capital improvements and other investments in concessioned assets at our Mexican airports.

Our revenues from regulated sources in 2017 were Ps.6,743.8 million, a 41.6% increase compared to Ps.4,762.5 million in 2016, mainly due to the increase in total passenger traffic, the consolidation of the results of our San Juan and Colombian airports, and the annual increase in our regulated rates.  During 2017, Ps.4,001.8 million of our revenues was derived from non-regulated sources, a 39.2% increase from the Ps.2,874.0 million of revenues derived from non-regulated sources in 2016.  This increase was primarily due to the 39.9% increase in commercial revenues described above, from Ps.2,772.6 million in 2016 to Ps.3,877.5 million in 2017.

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

Aeronautical revenues increased by 18.0% from Ps.334.2 million in 2016 to Ps.394.5 million in 2017 at the Mérida Airport, due to a 10.3% increase in passenger traffic at that airport.  Non-aeronautical revenues increased at Mérida Airport by 14.7% from Ps.85.1 million in 2016 to Ps.97.6 million in 2017, due principally to the increase of 17.9% in commercial revenues because of increased passenger traffic.  Construction services revenues decreased from Ps.98.7 million in 2016 to Ps.46.1 million in 2017.  Revenues overall increased by 3.9% from Ps.518.0 million in 2016 to Ps.538.2 million in 2017 at the Mérida Airport, due to a significant increase in aeronautical revenues from 2016 to 2017.  Revenues per workload unit at the Mérida Airport decreased by 5.5% from Ps.241.8 in 2016 to Ps.228.4 in 2017, principally due to the decrease in construction services revenues.

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

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps.4,063.1 million in 2017, a 5.0% decrease from the Ps.4,279.0 million recorded in 2016, primarily as a result of a 25.0% decrease in construction costs from Ps.1,896.3 million in 2016 to Ps.1,421.9 million in 2017, offset by increases of 15.9% and 17.9% in materials and supplies and safety and security costs, respectively.  Operating expenses per workload unit for Cancún Airport were Ps.169.8 in 2017, a 13.9% decrease from the Ps.197.2 recorded in 2016.

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

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances.  However, in 2016, 2017 and 2018, we incurred indebtedness to fund our investments in accordance with our Mexican Master Development Plans and to acquire interest in our Colombian airports and our additional interest in Aerostar.  See “—Indebtedness—Indebtedness in Mexico.”  In 2017, we used Ps.1,848.0 million to pay dividends.  In 2018, we used Ps.2,034.0 million to pay dividends.  As of December 31, 2017, we had Ps.4,677.5 million in cash and cash equivalents.  As of December 31, 2018, we had Ps.4,584.5 million in cash and cash equivalents.

Cash Flows for the year ended December 31, 2018 as compared to cash flows for the year ended December 31, 2017

In 2018, we generated Ps.7,696.3 million in cash flow from operating activities, an increase of 27.6% from Ps.6,031.1 million in 2017, primarily due to an increase in trade accounts payable.  As of December 31, 2018, income before income taxes was Ps.6,916.7 million, reflecting a 13.8% increase from 2017 and a 12.1% increase in the payment of income tax.

In 2018, cash flow used in financing activities was Ps.6,476.7 million, a decrease from the Ps.81.5 million cash flow generated in financing activities in 2017, mainly due to our repayment of Ps.3,090.1 million with respect to our loans and Ps.1,139.1 million with respect to interest, and our distribution of Ps.2,034.0 million paid in dividends in 2018, as compared to Ps.1,848.0 million paid in dividends and Ps.628.2 million of interest in 2017.

Cash flow used in investing activities in 2018 was Ps.1,311.9 million, principally as a result of new investments in concessioned assets of Ps.1,636.3 million in 2018, an 11.2% increase from 2017.  This was partially offset by Ps.265.3 million collected from interest received.

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

Indebtedness

As of December 31, 2018, we had Ps.14,500.4 million in consolidated outstanding indebtedness.  As of December 31, 2018, the company has no contracts for interest rate or foreign currency swaps.

Indebtedness in Mexico

In the fourth quarter of 2011, our Cancún airport subsidiary obtained authorization for two new bank loans from Banamex and BBVA Bancomer of U.S.$300.0 million and Ps.1,500.0 million, respectively.  These loans remain subject to certain conditions precedent, including the negotiation of definitive documentation for the loans.  To date, ASUR has not yet made use of the authorized credit lines.  Our Cancún airport subsidiary purchased its initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the shareholders of Airplan.  We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan of Ps.4,000.0 million from BBVA Bancomer in April 2017 to pay the balance of the purchase price.  The loan had a term of one year and an interest rate calculated on the basis of the 28-day TIIE plus 0.60% from July 31 to October 31, 2017; TIIE plus 0.85% from October 31, 2017 to January 31, 2018; TIIE plus 1.10% from January 31 to April 30, 2018 and TIIE plus 1.60% from April 30 to July 31, 2018.  This loan was paid on October 2017, and we, through our Cancún airport subsidiary, concurrently incurred two loans of Ps.2,000.0 million each, one with BBVA Bancomer and the other with Banco Santander.  We have guaranteed our Cancún airport subsidiary’s obligations under these loans.  While the BBVA Bancomer and Banco Santander loans are outstanding, we and our subsidiaries are not permitted to create any liens upon any of our property, make any fundamental change to our corporate structure or sell any of our assets that exceed more than 10.0% of our consolidated total assets as of the most recent fiscal quarter prior to the sale.  These loans require that we and our subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or greater than 3.00:1.00 as of the last day of each fiscal quarter.  If we fail to comply with these covenants, the loans restrict our ability to pay dividends to our shareholders.  As of the date of this report, we were in compliance with these covenants.

Indebtedness in Puerto Rico

On February 15, 2013, our Cancún airport subsidiary executed bank loans with BBVA Bancomer and Merrill Lynch for a total of U.S.$215.0 million.  The credit agreement was amended on July 17, 2015 to increase the maximum amount of the loan commitments to U.S.$300.0 million; however, no additional draws have been made and the principal balance of the loans remained at U.S.$215.0 million as of December 31, 2017.  The credit agreement was amended again on November 16, 2017 to reduce the unsecured term loan commitments to U.S.$145.0 million (which reduction was made concurrently with a repayment of U.S.$70.0 million of the term loans) and extend the maturity of the loans to 2022.  Beginning from November 16, 2017 (the “Closing Date”), interest on the loans was payable every six months through the maturity date, the fifth anniversary of the Closing Date, upon which a final payment of the aggregate principal amount of the loans and any other amounts then outstanding would have been made.  The loans were denominated in U.S. dollars and charged interest at a rate equal to the LIBOR rate determined for the interest period then in effect plus an applicable margin of 1.525% for one of the loans and 1.45% for the other.  This facility was permitted to be used for general corporate purposes, and we used it to fund our capital contributions and other financial commitments to Aerostar in connection with the upfront payment due under the Lease of the LMM Airport.  We guaranteed our Cancún airport subsidiary’s obligations under this facility.

While the BBVA Bancomer and Merrill Lynch facility was outstanding, we and our subsidiaries were not permitted to create any liens upon any of our property, make any fundamental change to our corporate structure, or sell any of our assets that exceed more than 10.0% of our consolidated total assets as of the most recent fiscal quarter prior to the sale.  Additionally, the credit facility required that we and our subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or greater than 3.00:1.00 as of the last day of each fiscal quarter.  If we failed to comply with these covenants, this facility would have restricted our ability to pay dividends to our shareholders.  Additionally, failure to comply with these covenants would have resulted in all amounts owed under the facility to become due and payable immediately.  On May 16, 2018, U.S.$72.5 million of the BBVA Bancomer and Merrill Lynch credit facility was paid and on November 16, 2018, the remaining U.S.$72.5 million of this credit facility was paid.

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

Indebtedness in Colombia

On June 1, 2015, our subsidiary Airplan entered into a 12-year syndicated credit agreement of COP$440,000.0 million with Bancolombia S.A., Banco de Bogotá S.A., Banco Corpbanca Colombia S.A., Banco Davivienda S.A., Banco de Occidente S.A., Banco Popular S.A., Banco AV Villas S.A. and Servicios Financieros S.A. Serfinansa Compañía de Financiamiento.  The terms include a grace period of three years, quarterly principal and rate payments, an interest rate based on the Tasa de Redescuento, or Rediscount Rate, plus 1.5% for one tranche and an interest rate based on the Depósitos Termino Fijo,  or Fixed Term Deposits,  plus 4% for a second tranche.  Disbursement of funds was subject to certain conditions precedent, including the creation of a trust for the payment of the syndicated credit agreement through its subaccount, Subcuenta de Deuda, and the resources corresponding to the funds for capital and interest payment.  The use of the proceeds of this syndicated credit agreement is limited to the payment of debt and the financing of necessary investments for the execution of the obligatory and complementary works under the concession agreement.  In addition, the syndicated credit agreement requires Airplan to keep the concession agreement and the trust agreement in force and to make principal and interest payments on time.  Failure to comply with these covenants would result in all amounts owed under the facility becoming due and payable immediately.

The syndicated credit agreement was amortized by Airplan during 2018. In this regard, the outstanding amount of the credit agreement as of December 31, 2018 was COP$428,997.47 million.

Furthermore, in 2017 Airplan entered into two short-term loans with Bancolombia S.A. of COP$5,000.0 million and COP$10,000.0 million.  The main terms of these short term loans included the issuance of a blank promissory note, an interest rate based on Colombia’s banking reference index, the Indicador Bancario de Referencia (“IBR”), plus 2.75%, monthly interest payments and an annual principal payment on the due date.  Additionally, in 2017 Airplan entered into a short-term loan with Banco de Bogotá of COP$5,000.0 million.  The terms of this short-term loan included the issuance of a blank promissory note, an interest rate based on the IBR plus 2.6%, monthly interest payments and an annual principal payment on the due date.  These three short-term loans were fully repaid in 2018.

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

In June 2018, the Ministry of Communications and Transportation approved each of our master development plans.  The current terms of the master development plans went into effect as of January 1, 2019 and will be in effect until December 31, 2023.

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

In 2014 and 2016, our subsidiary Airplan reached an agreement with the Colombian government with respect to investment commitments for certain airports, including José María Córdova International Airport, Enrique Olaya Herrera Airport, Los Garzones Airport and El Caraño Airport.  The 2014 and 2016 agreements have a term of three years and 33 months, respectively.  Under the agreements, Airplan is required to carry out certain projects at our Colombian airports, including renovations of runways and improvements to passenger terminals.  For 2018 and 2019, José María Córdova International Airport has committed investments of U.S.$9.8 million and U.S.$9.5 million, respectively.  For 2018, El Caraño Airport has committed investments of U.S.$0.78 million.  Enrique Olaya Herrera Airport and Los Garzones Airport do not have any investment commitments with the Colombian government for 2018 and 2019.  For additional information see “Item 4—Information on the Company—Colombian Regulatory Framework—Committed Investments.”

The following table sets forth our historical investments in Mexico, Puerto Rico and Colombia in the periods indicated.

Year ended December 31,	(thousands of Mexican pesos)
2016	1,902,275
2017	1,288,006
2018	1,099,606

In 2018, we spent Ps.367.8 million in Mexico on capital expenditures, mainly on projects at the Cancún Airport, which include: (i) purchase of land; (ii) project management and construction of finishes, masonry and terminal building facilities, baggage handling facilities  and a tunnel in Terminal 4; (iii) automated border control kiosks to support the entry of Mexican citizens and international travelers who do not require a visa; (iv) road works on Terminal 4; (v) renewal of communications infrastructure equipment; and (vi) renewal of various licenses.

In 2018, we also spent Ps.290.6 million in Colombia on capital expenditures on projects which include: (i) construction works on the terminal building and expansion of the national and international terminals at the José María Córdova International Airport in Rionegro; (ii) construction of control tower enclosures; (iii) purchases of land; (iv) platform expansions and track extensions; and (v) environmental management works.  We also spent Ps.441.2 million in Puerto Rico on capital expenditures, including: (i) restoration efforts; (ii) improvements to the airport security network and security cameras; and (iii) new parking systems.

In 2017, we spent Ps.1,288.1 million in Mexico on capital expenditures, largely on projects at Cancún Airport, including: (i) improvements to the Terminal 3 building; (ii) the construction of the new Terminal 4 building; (iii) the supply and installation of passenger boarding bridges in Terminals 3 and 4; (iv) the expansion of Terminal 3’s commercial platform; (v) the construction of earthfills and pavement for the Terminal 4 platform; and (vi) the construction of wheel treads, connectors and head rests.

In 2016, we spent Ps.1,902.3 million in Mexico on capital expenditures, largely to continue the projects of 2015, which concluded in August 2017.  In 2015, we spent Ps.3,102.5 million on capital expenditures, largely to continue the projects of 2014, but also to initiate construction of Terminal 4 at Cancún Airport and to renovate runways at Mérida Airport.  The amounts presented in the table above differ from those presented in the Consolidated Statement of Cash Flows because these amounts reflect the budgeted investments in accordance with the Master Development Plan.

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

In 2018, we adopted IFRS 15, “Revenue from Contracts with Customers”.  For additional information, see Note 3.1 to our consolidated financial statements.

Aeronautical services revenues consist of passenger charges for departing passengers (excluding diplomats, infants, and transfer and transit passengers), landing charges based on the average between the aircraft’s maximum takeoff weight and the zero-fuel weight and hour of arrival, aircraft parking charges based on the time an aircraft is on the ground and hour of arrival, passenger walkway charges for the connection of aircraft to terminals, based on hour of arrival, and airport security charges for departing passengers.  Aeronautical services revenue is recognized as passengers depart and as services are provided, as the case may be.

Non-aeronautical service revenues consist primarily of the leasing of space in airport terminals, access fees from third parties providing handling, catering and other services at the airports and miscellaneous other revenues such as those derived from parking facilities.  The leasing of space to airlines and other commercial tenants currently represents the most significant source of non-aeronautical service revenues.  Lease revenues are accrued monthly, and are determined by applying a percentage on real sales revenues of the lessors (equity) or a minimum agreed upon amount, both of which are set forth in the lease agreements.

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

An operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services.  As a result, we are required to account for the revenues and expenses relating to those services.  In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.  Revenues related to construction and upgrade services are presented as “Construction services” and expenses related to construction and upgrade services are presented as “Costs of construction.”  In accordance with IFRS 15, during the construction period of the infrastructure related to the concessions, such revenues must be included as “contract assets” in the statement of financial position.  Revenues from construction services are recognized in accordance with the methods prescribed (input method) for measuring progress towards completion of each project, as approved by the grantor.  Since we hire third party vendors to provide construction services, the revenue related to those services is equal to the fair value of the services received.  We monitor and adjust our income on a regular basis so that we do not exceed the maximum rate limits for annual invoicing.

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

As required by IFRS 9, we conduct a sensitivity analysis by client in order to determine the level of possible expected losses for the following twelve-month period, or the amount representing the entire cash flow not expected to be received during the entire lifetime of the financial instrument related to possible events of default over the following twelve months as from the reporting date and evaluation of significant increases in credit risk, which involves identifying possible events of noncompliance.  Such possible events include those that can be directly related to the account receivable from the client, or to macroeconomic variables not related to a group of assets, such as market indicators.

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

We conduct a sensitivity analysis to determine the level of possible changes in the assumptions used to determine the useful life of the concession.  We have concluded that the percentage used to determine the growth of income is the most sensitive assumption and therefore, any 3% increase or decrease in that percentage would modify the useful life of the concession either increasing or decreasing it in two years.

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

Evaluation of Impairment of Goodwill

We evaluate goodwill for impairment annually whenever events or changes in circumstances indicate that there is impairment in the book value of appreciation.  Such circumstances may include changes in tourist preferences, the economic situation or security levels in the countries in which we operate or other factors affecting passengers making use of our airports.  In order to determine whether there is impairment in the value of goodwill, we evaluate the cash generating unit to which goodwill has been assigned using present value techniques.  When applying that valuation technique, the Company employs a series of factors which include historical income, business plans, forecasts and market data.  Discount rates used in the impartment determination are subject to sensitivity analyses that may require the recognition of a higher or lower level of impairment.

Application of New and Revised International Financing Reporting Standards

As of January 1, 2018 we adopted IFRS 9 and IFRS 15.  The Board of Directors approves our accounting policies, taking into consideration the advice of the Audit Committee.  For additional information, see Note 18.1 to our consolidated financial statements.

Recently Issued Accounting Standards

The following is a list of the new standards and amendments that have been issued by the IASB and applicable to financial periods beginning after January 1, 2017 and subsequent periods.  The Company is still in the process of evaluating the new standards.  For additional information, see Note 18.1 to our consolidated financial statements.

•                  IFRS 16, “Leases”

In January 2016, the IASB issued IFRS 16 as the new standard for lease accounting.  This standard replaced IAS 17.  IFRS 16 eliminates the classification of leases as either financial or operating and requires the recognition of a liability reflecting future payments and of an asset derived from the “right to use” in most leases. The IASB has included certain exceptions for short- term and low-value assets leases.  The foregoing modifications are applicable to the lessee’s accounting for leases while rules for the lessor remain similar to those currently in effect.

The Company intends to apply the simplified transition approach beginning January 1, 2019 and will not restate the comparative amounts for the prior year. All other “right to use” assets will be valued at their corresponding leasing liability amounts upon adoption of the new rules (adjusted for any leasing expenses accumulated or paid in advance).  As concerns short-term and low-value assets leases, the Company will opt for the practical solution of excluding them from the analysis and recognizing them by the straight-line depreciation method as expenses in the statement of comprehensive income.

The Company has determined that the effect will be minimum, since it holds only one operating lease contract, as detailed in Note 16(a) of the consolidated financial statements.  The foregoing will not affect the statement of financial position.

•                  IFRIC 23, “Uncertainty over Income Tax Treatments”

IFRC 23 establishes how to record and measure current and deferred tax assets and liabilities when there is uncertainty concerning their tax treatment. In particular, it explains:

•                  How to determine the appropriate account unit and that each uncertain tax treatment should be considered separately or jointly as a group, depending on the focus that best predicts resolution of the uncertainty;

•                  That the entity must assume that the tax authorities will examine the uncertain tax treatment and will have full knowledge of all related information, such as the entity ignoring the risk of detection;

•                  That the entity must reflect the effect of the uncertainty in the accounting records for income tax when the tax authorities are unlikely to approve the treatment;

•                  That the impact of the uncertainty should be measured using the most likely figure or the expected value method, whichever best predicts resolution of the uncertainty; and

•                  That judgment and estimations must be freshly evaluated every time circumstances have changed or there is new information affecting resolutions.

Although there are no new disclosure requirements, entities are reminded of the general requirement to provide information on judgments and estimations applied when preparing their financial statements. The Company has evaluated the provisions of this standard and considers that it will not impact its financial figures. There are no other standards that have not yet gone into effect that could be expected to significantly impact the Company in the current or future reporting periods or in foreseeable future transactions.

Off-balance sheet arrangements

We are not currently, nor have we been, involved in any off-balance sheet arrangement that has or is reasonably likely to have had a current or future effect on our financial statements, changes in liquidity, capital expenditures or capital resources that are material to investors.

Tabular disclosure of contractual obligations

The following table summarizes our material contractual obligations as of December 31, 2018.

	Payments due by period
	(millions of Mexican pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mexican Contractual Obligations
Mexican Master Development Plans(1)	2,173.8	2,173.8	—	—	—
Technical Assistance Agreement(2)	334.3	96.6	118.8	118.8	—
Operating Leases	7.1	5.3	1.8	—	—
Colombian Contractual Obligations
Purchase Obligations	2,968.0	532.3	705.4	652.2	1,078.1
Operating Leases	—	—	—	—	—
Puerto Rican Contractual Obligations
Purchase Obligations	—	—	—	—	—
Operating Leases	143.2	43.0	85.9	14.3	—
Total	5,626.4	2,851.0	911.9	785.3	1,078.1

	Payments due by period
	(millions of Mexican pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial Liabilities
Bank Loans and Interest	7,218.1	175.5	213.0	6,829.6	—
Long-Term Debt	7,282.3	324.6	208.0	6,749.7	—
Suppliers	313.6	313.6	—	—	—
Accounts payable and accrued expenses	1,557.8	1,557.8	—	—	—
Total	16,371.8	2,371.5	421.0	13,579.3	—

(1)         As of December 31, 2018, based on the Mexican Construction Price Index.  The master development plans, which contain the investment commitments for our airports have been approved for each year through December 31, 2023.  The plans also contain indicative investments for calendar years 2023 through 2033, but these amounts are not binding on us.

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

The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name	Title	Director Since
Fernando Chico Pardo(1)	Chairman	April 28, 2005
Ricardo Guajardo Touché(3)	Director	February 28, 2001
Francisco Garza Zambrano(3)	Director	February 28, 2001
Guillermo Ortiz Martínez(3)	Director	April 26, 2010
Roberto Servitje Sendra(3)	Director	April 25, 2008
José Antonio Pérez Antón(2)(5)(*)	Director	April 26, 2012
Aurelio Pérez Alonso(4)(*)	Director	April 26, 2012
Rasmus Christiansen(3)	Director	April 26, 2007
Luis Chico Pardo(4)	Director	April 25, 2008

(1)         Elected by ITA as holder of Series BB shares, with Federico Chávez Peón Mijares as Alternate.  Fernando Chico Pardo is the direct or indirect owner of 50.0% of the shares of ITA and 37,746,297 Series B shares (12.6% of our outstanding shares) as of April 15, 2019.

(2)   Elected by ITA as holder of Series BB shares, with Luis Fernando Lozano Bonfil as Alternate.

(3)   Independent Director

(4)         On April 26, 2012, Aurelio Perez Antón and Luis Chico Pardo were elected as members of the Board of Directors, representing the Series B shares.

(5)   On April 26, 2012, José Antonio Perez Antón was elected as a member of the Board of Directors, representing the Series BB Shares.

(*)   Owner of less than 1.0% of our outstanding shares as of December 31, 2018.

Fernando Chico Pardo.  Mr. Chico Pardo has been a member of our Board of Directors and Chairman of the Board since April 28, 2005.  He was our Chief Executive Officer from January 19, 2007 until June 1, 2011.  He is the founder and President of Promecap, S.C. established in 1997.  Previously, Mr. Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York), Latin America Representative for Mocatta Metals Corporation, Mexico Representative for Standard Chartered Bank (London) and consultant to BBVA Bancomer.  Mr. Chico Pardo has also been on the boards of directors of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México, BBVA Bancomer, Cultiba and Grupo Posadas de México.  He is 67 years old.  Mr. Chico Pardo was appointed by ITA.

Ricardo Guajardo Touché.  Mr. Guajardo is a member of our Board of Directors and President of our Audit and Corporate Practices Committee.  He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and Chief Executive Officer  of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and Chief Executive Officer of Grupo Vamsa since 1989.  He has served on the Board of Directors of Grupo Bimbo, Almacenes Coppel, Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”), Fomento Económico Mexicano (“FEMSA”), Coca-Cola FEMSA, Transportación Marítima Mexicana (“TMM”), Alfa and El Puerto de Liverpool.  He is 70 years old.  Mr. Guajardo is an independent director.

Francisco Garza Zambrano.  Mr. Garza is a member of our Board of Directors and he has served as President of Cementos Mexicanos of North America and Trading, as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos U.S.A. He was formerly on the Board of Directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Cámara Nacional del Cemento, Club Industrial, A.C. and Fundación Mexicana para la Salud.  He is 63 years old.  Mr. Garza is an independent director.

Guillermo Ortiz Martínez. Mr. Ortiz is a member of our Board of Directors and Financial Expert of the Audit Committee.  He has served as the Chairman of the Board of Directors of Grupo Financiero Banorte.  Previously, he was Governor of the Bank of Mexico for two terms, from 1998 to 2003, and from 2004 to 2009. From 1994 to 1997, he was Mexico’s Public Finance Minister.  Mr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994. Prior to that, between 1984 and 1988, he occupied the post of Executive Director of the International Monetary Fund (IMF).  From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research.  Mr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry.  During 2009 he was employed as Chairman of the Bank for International Settlements based in Basel, Switzerland.  He is 70 years old. Mr. Ortiz is an independent director.

Roberto Servitje Sendra.   Mr. Servitje is a member of our Board of Directors.  He has been the Deputy Chief Executive Officer of Grupo Bimbo (1969), as well as the company’s Chief Executive Officer (1978) Executive President (1990) and Chairman of the Board of Directors (1994-2012).  He has also been a member of the advisory boards of Chrysler Mexico, Grupo Altex, the School of Banking and Commerce and the Hermann International Memorial.  He is 91 years old.  Mr. Servitje is an independent director.

Luis Chico Pardo.  Mr. Chico Pardo is a member of our Board of Directors.  He has held positions as an Economist at the Bank of Mexico, as the Manager of the International Division of the Bank of Mexico, as the General Coordinator of the Credit Department at the Mexican Ministry of Finance and Public Credit, as Chief Executive Officer of Banco Mexicano, as Executive Vice-President of Banco Mexicano Somex, and as Chief Executive Officer of Banco B.C.H.  He is currently a member of the Board of Directors of the venture capital investment firm Promecap.  Mr. Chico Pardo is 78 years old.

Rasmus Christiansen.  Mr. Christiansen previously served as the Chief Executive Officer of Copenhagen Airports International A/S, responsible for management and advisory services for CPH’s international investments. Before joining Copenhagen Airports, Mr. Christiansen was the director and owner of an import/export company in Hungary (1993 — 1999).  Prior to this, he was Vice President of Dolce International, Hotels and Conference centers.  He joined Copenhagen Airports A/S in 1999 as the Development and Acquisitions Director.  In 2005 he became the Vice President and in 2007 CEO of Copenhagen Airports International.  He is also a board member of CPH International A/S and Newcastle International Airport Ltd. as well as Chairman of the Danish Schou Foundation.  Mr. Christiansen is 67 years old and was born in Denmark.

José Antonio Pérez Antón.  Mr. Pérez Antón has been Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005.  He has worked for ADO since 1996.  Mr. Pérez Antón is also currently the Vice President of the Cámara Nacional del Autotransporte de Pasaje y Turismo (the Mexican National Chamber of Intercity and Tourism Transportation, or CANAPAT), and is a Counselor at ITI (the Intermodal Transportation Institute, based in Denver).  He is 46 years old.

Aurelio Pérez Alonso.  Mr. Pérez Alonso has been Deputy Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005.  Before joining the Group in 1998, Mr. Pérez Alonso was a consultant for Arthur Andersen and he is currently a member of the Board of Directors of CANAPAT.  He is 47 years old.

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

Adolfo Castro Rivas.   Mr. Castro was appointed as our Chief Executive Officer in June 2011. Mr. Castro has been our Director of Finance (Chief Financial Officer) since January 2000.  Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V.  Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. de C.V. and an auditor and consultant with Coopers & Lybrand.  Mr.  Castro is also member of the Board of Directors of Red de Carreteras de Occidente, S.A.B. de C.V.   He is 54 years old.

Carlos Trueba Coll.   Mr. Trueba has been the Director of Cancún International Airport since March 1, 2010.  Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004).  He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares.  He is 55 years old.

Héctor Navarrete Muñoz.   Mr. Navarrete is the Director of Regional Airports.  Previously, Mr. Navarrete was the Administrator of the Mérida International Airport, Director of the Board of Culture and Tourism of the state of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security.  He is 62 years old.

Claudio Góngora Morales.   Mr. Góngora has been General Counsel since 1999.  He is Legal Director of ASUR (from 2001).  Mr. Góngora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compañía Exploradora del Istmo, S.A. de C.V.  He has been Deputy Legal Director of Comisión de Fomento Minero, as well as Chief Legal Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd.  He is 67 years old.

Manuel Gutiérrez Sola.   Mr. Gutiérrez has been our Chief Commercial Officer since August 7, 2003.  Previously, from October 31, 2002, Mr. Gutiérrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of ASUR’s commercial strategy.  Before that, he was our Concessions Manager since December 2000.  Prior to joining ASUR, Mr. Gutiérrez was Chief Operations Officer of G. Acción S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V.  He is 55 years old.

Alejandro Pantoja López.  Mr. Pantoja was appointed as our Chief Infrastructure and Compliance Officer in August 2013.  Previously, he held a series of positions in ASUR, including Administrator of Veracruz International Airport (from 2001 to 2013).  He has also held executive posts in the companies Internacional de Contenedores de Veracruz and Ferrocarril del Sureste.  He is 57 years old.

Agustín Arellano Rodríguez ceased to be our Chief International Affairs Officer and CEO of Aerostar, effective February 13, 2019.

Share Ownership of Directors and Senior Management

With the exception of Fernando Chico Pardo (see “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders”), directors and senior management do not own shares of ASUR. There are no compensation arrangements under which employees may acquire capital stock of ASUR.

Compensation of Directors and Senior Management

Members of our Board of Directors and the members of our committees received Ps.8.7 million in aggregate compensation for the year ended December 31, 2018. We paid an aggregate amount of approximately Ps.119.2 million in 2018 for the services of our executive officers.

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

Employees

The following table sets forth the number of employees in various positions as of the end of 2016, 2017 and 2018.

	As of December 31,
	2016	2017	2018
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	140	136	143
Mexico
Cancún Airport	234	281	294
Cozumel Airport	27	27	26
Huatulco Airport	23	21	22
Mérida Airport	55	57	60
Minatitlán Airport	19	20	21
Oaxaca Airport	23	24	25
Tapachula Airport	23	23	24
Veracruz Airport	34	34	34

	As of December 31,
	2016	2017	2018
Villahermosa Airport	32	34	34
Total Mexico	610	657	683
Colombia
Airplan (Corporate Office)		70	92
Carepa Airport	—	26	26
Corozal Airport	—	20	19
Medellín Airport (Enrique Olaya Herrera)	—	53	55
Rionegro Airport (José María Córdova)	—	137	133
Montería Airport	—	54	47
Quibdó Airport	—	29	26
Total Colombia	—	389	398
San Juan Airport	—	88	97
Total Administrative Employees	610	1,134	1,178
Unionized Employees(2)
Mexico
Cancún Airport	131	141	155
Cozumel Airport	36	34	35
Huatulco Airport	20	20	20
Mérida Airport	44	45	45
Minatitlán Airport	16	17	16
Oaxaca Airport	22	23	23
Tapachula Airport	24	24	24
Veracruz Airport	26	27	27
Villahermosa Airport	29	29	29
Total Mexico	348	360	374
Colombia
Carepa Airport	—	—	—
Corozal Airport	—	—	—
Medellín Airport (Enrique Olaya Herrera)	—	—	—
Rionegro Airport (José María Córdova)	—	—	—
Montería Airport	—	—	—
Quibdó Airport	—	—	—
Total Colombia	—	—	—
San Juan Airport	—	—	—
Total Union Employees	348	360	374

(1)         In April 2008, we transferred all of the non-unionized administrative employees employed by our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary.

(2)         In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V., a wholly-owned subsidiary.

As of December 31, 2016, 2017 and 2018, we had 958, 1,494 and 1,552 total employees (administrative and unionized), respectively.

37.4% of our employees on December 31, 2018 were members of labor unions.

All of our Mexican unionized airport personnel are employed by RH Asur, S.A. de C.V, and all of our Mexican non-unionized airport employees are employed by Servicios Aeroportuarios del Sureste, S.A. de C.V.  RH ASUR, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V. are wholly-owned subsidiaries that provide us with administrative and personnel services.

All of our Mexican unionized employees are members of local chapters of the Mexican National Union of Airport Workers.  As of April 2008, the labor relations with our Mexican employees in our airport operating subsidiaries are governed by one collective labor agreement that is negotiated by the local chapter of the union.  Under applicable Mexican labor law, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years.  The last agreement was entered into in 2018.  We believe that our relations with our Mexican employees are good.

Item 7.           Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Capital Stock Structure

The following table sets forth the current ownership of outstanding shares as of April 12, 2019, to the extent of our knowledge.

	Number of Shares		Percentage of total share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
Agrupación Aeroportuaria Internacional III, S.A. de C.V.(1)(2)(4)	16,378,297	—	5.46%	—
ITA, through Bancomext (1)(2)(3)(4)(7)	—	22,950,000	—	7.65%
Servicios Estrategia Patrimonial, S.A. de C.V.(1)(2)(3)(4)(5)	21,368,000	—	7.12%	—
Aberdeen Asset Management(1)(6)	32,945,080	—	10.98%	—
Inversiones Productivas Kierke, S.A. de C.V.(7)	36,918,290	—	12.31%	—
Other Public(1)	169,440,333	—	56.48%	—

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

(6)      Shares with voting rights and delegated voting rights as of February 12, 2019.

(7)      Grupo ADO, S.A. de C.V. indirectly owns 50.0% of ITA through its subsidiary, Inversiones Kierke, which in turn owns, directly or indirectly, 36,918,290 of our Series “B” shares.

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

The term of the trust will be extended for an additional 15 years if, at the end of the initial 15-year term, ITA holds shares representing more than 10.0% of our capital stock.  ITA may terminate the trust before the second 15-year term begins if: (i) ITA holds less than 10.0% of our capital stock at the end of the initial term and (ii) the technical services agreement has been terminated.  ITA is required to deposit in the trust any additional shares of our capital stock that it acquires.

RELATED PARTY TRANSACTIONS

General

As of December 31, 2016, 2017 and 2018, the accounts pending payment with related parties are as follows:

	At December 31,
	2016	2017	2018
	(millions of Mexican pesos)
Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.(2)	71.4	82.8	96.6
Sociedad Operadora Airplan S.A.(2)	—	4.1	—
Lava Tap de Chiapas, S. A. de C. V.(1)	0.3	1.0	0.7
Total Accounts Payable	71.7	87.9	97.3

(1)         Affiliate of key management personnel

(2)         Shareholder

As of December 31, 2016, 2017 and 2018, the accounts pending receipt with related parties are as follows:

	At December 31,
	2016	2017	2018
	(millions of Mexican pesos)
Accounts Receivable:
Aerostar Airport Holdings, LLC	1,886.5	—	—
Autobuses de Oriente ADO, S. A. de C. V.(1)	—	0.0	0.5
Autobuses Golfo Pacífico, S. A. de C. V.(1)	—	0.4	0.3
Total Accounts Receivable	1,886.5	0.4	0.8

(1)         Shareholder

During the years ending December 31, 2016, 2017 and 2018, the following transactions with related parties were carried out:

	Year Ended December 31,
	2016		2017		2018
	(millions of Mexican pesos)
Commercial revenues	Ps.	15.7	Ps.	18.3	Ps.	21.6
Interest income	83.5		69.2		—
Technical assistance	(288.1)		(346.5)		(386.3)
Administrative services	—		—		—
Leases	(4.8)		(5.0)		(5.2)
Cleaning services	(9.5)		(10.2)		(10.9)
Investment (transport equipment)	—		—		—
Others	(2.5)		0.6		—

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

Pursuant to the Technical Assistance Agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us.  Although Copenhagen Airports ceased to be a shareholder in October 2010, and after the consummation of the sale of a company that owns 49.0% of ITA to Grupo ADO, the Technical Assistance Agreement continues in force and will remain in force.  The Technical Assistance Agreement entitles ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our Board of Directors.  The agreement also grants us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement.  The agreement had an initial 15-year term which expired in 2013, and was automatically renewed for a successive five-year term on the same conditions on  December 18, 2013.  We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement).  The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization.  ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.  The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process.  This process is described in “Item 6.  Directors, Senior Management and Employees—Committees.”  In 2015, 2016 and 2017, we recognized expenses of U.S.$10.5 million, U.S.$13.5 million and U.S.$15.5 million, respectively, pursuant to the technical assistance agreement plus additional expenses owed to ITA of approximately U.S.$0.008 million in 2016.  We did not owe ITA additional expenses in 2017 and 2018.

Arrangements with Entities Controlled by Fernando Chico Pardo

We rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.

Compensation to Directors and Officers

In 2016, we provided Ps.40.0 million in compensation to key management personnel and Ps.4.8 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2017, we provided Ps.84.6 million in compensation to key management personnel and Ps.4.9 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2018, we provided Ps.119.2 million in compensation to key management personnel and Ps.8.7 million in compensation to the Board of Directors and the committees of the Board of Directors.

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

At present, a number of labor-law claims have been filed against us mainly relating to involuntary terminations.  Should those claims result in a negative ruling, they would not have significant effects.  We are currently pursuing judicial remedies and no ruling has been handed down at the date of this report. The total amount of these claims is approximately Ps.20.0 million.  As of December 31, 2018, we have not established a provision for this item.

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

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund.  The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis.  The level of earnings available for the payment of dividends is determined under IFRS.  The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., is Ps.1,366.9 million (which includes the required allocation corresponding to year 2017 net income).  Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Currently, dividends paid to non-resident holders with respect to our Series B shares and ADSs are subject to Mexican withholding tax at the rate of 10.0% on the gross amount of the dividend distributed.  Dividends paid against the net tax profits accrued on or before December 31, 2013, are not subject to Mexican withholding tax.  Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor of 1.4286 thereafter.  Corporate tax rates of 30.0% in 2016, 2017 and 2018 are applied to the result.  This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2018, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years.  Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2018, we had Ps.3,000.0 million of distributable earnings and Ps.11,382.5 million of earnings which were not subject to corporate income tax.

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

At the general stockholders’ meeting on April 26, 2018, our stockholders approved an increase in the legal reserve of the Company of 5% of the accumulated net profits for the year ended December 31, 2017.  In that same meeting, our stockholders also approved the payment of an ordinary cash dividend from accumulated retained earnings in the amount of Ps.2.03 billion or Ps.6.78 per share for each outstanding Series B or BB share.  This dividend was payable as of June 18, 2018.  Our stockholders also approved setting aside all remaining accumulated net profits for the year ended December 31, 2017 for the Company to repurchase its own shares during the 2018 fiscal year.

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

Item 9.           The Offer and Listing

TRADING MARKETS

Our publicly traded share capital consists of our Series B common shares without par value, which are publicly traded in Mexico on the Bolsa Mexicana de Valores, S.A.B. de C.V. (“Mexican Stock Exchange”) under the ticker symbol “ASUR B.”  The Bolsa Institucional de Valores, or the Institutional Stock Exchange, launched operations on July 25, 2018.  The Institutional Stock Exchange competes with the Mexican Stock Exchange for trades, and all shares traded on the Mexican Stock Exchange, including our Series B common shares, are now trading on the Institutional Stock Exchange, as well.  Both stock exchanges operate a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Series B common shares represented by common ADSs that are directly or indirectly quoted on a stock exchange outside of Mexico.  Most securities traded on the Mexican Stock Exchange and on the Institutional Stock Exchange, including our Series B common shares, are on deposit with Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary, custodian and registrar for transactions on the Mexican Stock Exchange and on the Institutional Stock Exchange.

Our common ADSs, each representing 10 Series B common shares of our capital stock, are traded on the NYSE under the ticker symbol “ASR.”  The Bank of New York Mellon serves as the depositary for our common ADSs.  On April 15, 2019, there were 10,574,897 common ADSs outstanding, representing 35.2% of our total share capital.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 15, 2019:

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

Registration and Transfer

Our shares are registered with the Registro Nacional de Valores (Mexican Securities Registry), as required under the Mexican Ley del Mercado de Valores (Securities Market Law) and regulations issued by the Mexican Comisión Nacional Bancaria y de Valores (Banking and Securities Commission, or CNBV).  In the event that the registration of our shares with the Mexican Securities Registry is cancelled, we will be required to make a public offer to purchase all outstanding shares prior to such cancellation.  Unless the CNBV authorizes otherwise, the public offer price shall be the higher of the weighted average trading price (based on volume) for our shares for the most recent thirty days on which the price of the shares has been quoted during the six months prior to the commencement of the public offer; provided that in the event the number of days on which shares have been quoted during such six-month period is less than thirty, the days on which the shares were quoted shall be taken into consideration; or if no shares traded during such period, the book value (valor contable) of the shares as calculated in accordance with the most recent quarterly report submitted to the CNBV, the Mexican Stock Exchange and the Institutional Stock Exchange.  Notwithstanding the foregoing, we may be exempted from making the public offer if (i) at least 95.0% of stockholders express their consent, (ii) the aggregate amount of the public offer is lower than 300,000 investment units (unidades de inversión or “UDIs”), and (iii) sufficient resources are transferred to a trust with a minimum term of six months specifically created for purposes of purchasing, at the same price of the offer, the shares of the stockholders that do not tender their shares.  Any amendments to the foregoing provisions included in our bylaws require the prior approval of the CNBV and approval by a resolution of an extraordinary stockholders’ meeting adopted by shares representing at least 95.0% of our outstanding capital stock.

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

We, through our Cancún subsidiary, have entered into a series of agreements with the shareholders of Airplan and Oriente, entities that hold concessions to operate several airports in Colombia. In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of the stake in Airplan.  We terminated our agreement to purchase Oriente in 2018.  See “—Recent Developments” under “Item 5.  Operating and Financial Review and Prospects.”

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

Taxation of Dividends

Mexican Tax Considerations

Dividends paid to non-Mexican holders with respect to our Series B shares and, as a consequence, with respect to ADSs, are subject to Mexican withholding tax at the rate of 10.0% on the gross amount of the dividend distributed. This withholding tax might not apply to dividend distributions related to certain retained earnings for years prior to 2014.  Such 10.0% tax will be remitted by the payer to the Mexican tax authorities as a definitive payment on behalf of the non-Mexican holders.

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

Subject to certain exceptions for short-term and hedged positions and the application of the passive foreign investment company (“PFIC”) rules discussed further below, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the Series B shares or ADSs will be subject to tax at a reduced rate if the dividends are “qualified dividends.”  Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) (A) the Series B shares or ADSs are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year.   Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2019 taxable year, although there can be no assurance in this regard.

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

•                  Sales not subject to the reduced 10.0% withholding rate:

For a non-Mexican holder that does not carry out the sale through an authorized stock exchange, the proceeds obtained from the sale or disposition of our Series B shares or ADSs will be subject to a 25.0% tax on the full sale price. Under certain circumstances, and provided certain requirements set forth by the Mexican Income Tax Law are complied with, non-Mexican holders, alternatively, may elect to pay a 35.0% tax on the gain obtained from the transaction. This 35.0% rate on gains would also apply in the following cases:

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

If a U.S. holder sells or otherwise disposes of our Series B shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date).  An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date.  A U.S. holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate on the settlement date.  Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains.  If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service.  A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the Series B shares or ADSs.

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

Passive Foreign Investment Company Status

Special U.S. tax rules apply to companies that are considered to be PFICs.  We will be classified as a PFIC in a particular taxable year if either

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

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets.  “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include the ADSs) that are not held in accounts maintained by financial institutions.  Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals.  Regulations extend this reporting requirement to certain entities that are treated as formed to hold, or availed of holding, direct or indirect interests in specified foreign financial assets based on certain objective criteria.  U.S. holders that fail to report the required information could be subject to substantial penalties.  The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed.  Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Series B shares or ADSs, including the application of the rules to their particular circumstances.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar.  Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month.  In 2016, 2017 and 2018, 24.4%, 26.4% and 25.9%, respectively, of our consolidated revenues were derived from passenger charges for international passengers.  In addition, a substantial portion of our contracts with providers of commercial services are denominated in U.S. dollars.  In 2016, 2017 and 2018, 38.2%, 41.9% and 23.0%, respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars.  Substantially all of our other revenues are denominated in Mexican pesos.  Substantially all of our consolidated costs and expenses are denominated in Mexican pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment).  Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2018, we estimate that our revenues for the year ended December 31, 2018 would have increased by Ps.177.5 million.

As of December 31, 2016, 2017 and 2018, 45.4%, 25.9% and 33.9%, respectively, of our cash and cash equivalents were denominated in dollars.  Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2018, we estimate that the value of our cash and cash equivalents as of December 31, 2018 would have increased by Ps.60.7 million.

As of December 31, 2018, 69.3% of our foreign currency indebtedness was denominated in U.S. dollars and 30.7% was denominated in Colombian pesos.  A decrease in the value of the Mexican peso relative to the dollar will increase the cost in pesos of servicing our U.S. dollar denominated indebtedness.  Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2018, we estimate that our long term debt as of December 31, 2018 would have increased by Ps.364.1 million.

As of December 31, 2016, 2017 and 2018, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

We depend upon bank credit facilities to partially finance our operations.  These transactions expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in the relevant base rates (the banks charged interest based on LIBOR plus a margin ranging from 1.75 to 1.85 basis points) which are used to determine the interest rates that are applicable to borrowings under our credit facilities.  All of our interest rate swap agreements expired in 2012.  For more information regarding our economic hedging transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Based on a 1.0% increase in LIBOR, we estimate that the cost of our debt service for the year ended December 31, 2018 would have increased by Ps.9.1 million in 2018.

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

Reclassifications, Recapitalizations and Mergers

Upon any change in par value, split-up, consolidation or any other reclassification or deposited securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting our company or to which we are a party, any securities received by the depositary or custodian in exchange for or in conversion of such securities will be treated as additional securities, and the underlying ADSs will represent, in addition to the Series B shares underlying the ADSs, the right to receive such new securities in exchange for conversion, unless, at our request and with our approval, the depositary delivers additional ADRs.

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

Fees payable by the depositary

From January 1, 2018 through December 31, 2018, the depositary reimbursed or otherwise paid us approximately U.S.$65.0 thousand in compensation in connection with the ADS program. Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), and legal fees.

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

Item 14.                                                  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                                                  Controls and Procedures

The Company’s management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2018.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2018 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Controls Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  We conducted an assessment of the effectiveness as of December 31, 2018 of our internal controls over financial reporting using the criteria set for in the “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, as stated in the report included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.                                         Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	(thousands of Mexican pesos)
	2017		2018
Audit fees	25,926		30,103
Audit-related fees	680		—
Tax	1,859		1,479
Total fees	Ps.	28,466	Ps.	31,582

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

2017	(a) Total number of shares purchased(1)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2017 Total			—	—

2018	(a) Total number of shares purchased(1)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31			—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2018 Total	—	—	—	—

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

We are not required to have a nominating or a compensation committee, but the Mexican Code of Best Corporate Practices recommends that companies have an evaluation and compensation committee. Our bylaws provide for a Nominations and Compensation Committee, which we believe carries out the principal duties of an evaluation and compensation committee and a nominating/corporate governance committee. The duties of our Nomination and Compensation Committee include, among others, the following:

•                  proposing individuals to serve as directors at the shareholders meeting,

•                  proposing individuals to serve as officers to the Board of Directors,

NYSE Standards	Our Corporate Governance Practice

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

2.4

Note Purchase Agreement among Aerostar Airport Holdings, LLC and the Purchasers listed in Schedule A thereto, dated March 21, 2013, for 5.75% Senior Notes due March 22, 2035 (incorporated by reference to our form 20-F filed on April 26, 2018).

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

4.16

Luis Muñoz Marín International Airport Lease Agreement dated as of July 24, 2012 by and between the Puerto Rico Ports Authority and Aerostar Airport Holdings LLC and Amendments No. 1 and No. 2 thereto (incorporated by reference to our form 20-F filed on April 26, 2018).

4.17

An English translation of the Concession for the Administration, Operation, Commercial Exploitation, Adjustments, Modernization and Maintenance of the Enrique Olaya Herrera Airport, José María Córdova International Airport, Los Garzones Airport, Antonio Roldán Betancourt Airport, El Caraño Airport and Las Brujas Airport (Concession Agreement No. 8000011-OK), by and among the Special Administrative Unit of Civil Aeronautics and Sociedad Operadora de Aeropuertos Centro Norte, S.A., dated March 13, 2008 (incorporated by reference to our form 20-F filed on April 26, 2018).

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

Dated: April 25, 2019

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

December 31, 2016, 2017 and 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders’ of

Grupo Aeroportuario del Sureste, S.A.B. de C.V., and its subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of  Grupo Aeroportuario del Sureste, S.A.B. de C.V. and its subsidiaries as of December 31, 2017 and 2018, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/S/PricewaterhouseCoopers, S. C.
/S/C.P.C. Antonio Nivón Trejo
Audit Partner
Mexico City, April 25, 2019

We have served as the Company’s auditor since 1998

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Financial Position

December 31, 2017 and 2018

Thousands of Mexican pesos

	2017		2018
Assets

CURRENT ASSETS:
Cash and cash equivalents (Note 5)	Ps	4,677,454	Ps	4,584,507
Restricted cash and cash equivalents (Note 5.1)	106,350		47,332
Accounts receivable - Net (Note 6)	685,502		793,110
Recoverable taxes (Note 14)	82,891		345,730
Inventory	50,239		48,704
Other assets	185,426		181,529

Total current assets	5,787,862		6,000,912

NON-CURRENT ASSETS:
Land, furniture and equipment - Net (Note 7)	473,238		558,480
Intangible assets, airport concessions and goodwill - Net (Notes 1 and 8)	50,353,003		49,586,322
Receivable from third parties			36,107

Total assets	Ps	56,614,103	Ps	56,181,821

Liabilities and Stockholders’ Equity

CURRENT LIABILITIES:
Bank loans (Note 11)	Ps	173,471	Ps	175,515
Short-term debt (Note 12)	340,288		324,590
Income taxes payable	133,316		36,693
Accounts payable and accrued expenses (Note 10)	1,761,574		1,871,424

Total current liabilities	2,408,649		2,408,222

NON-CURRENT LIABILITIES:
Bank loans (Note 11)	10,321,382		7,042,598
Long-term debt (Note 12)	7,149,177		6,957,678
Deferred income tax (Note 14)	3,033,930		3,081,668
Employee benefits	12,664		10,266

Total liabilities	22,925,802		19,500,432

STOCKHOLDERS’ EQUITY (Note 13):
Capital stock	7,767,276		7,767,276
Capital reserves	8,127,637		11,229,129
Other comprehensive income	195,511		189,791
Retained earnings	9,949,654		9,919,989

Controlling interest	26,040,078		29,106,185
Non-Controlling interest	7,648,223		7,575,204

Total stockholders’ equity	33,688,301		36,681,389
Total liabilities and stockholders’ equity	Ps	56,614,103	Ps	56,181,821

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Comprehensive Income

For the periods ended on December 31, 2016, 2017 and 2018

Thousands of Mexican pesos, except per share

	2016		2017		2018

Revenue (Notes 3 and 19.1.3):
Aeronautical services	Ps	4,532,194	Ps	6,484,219	Ps	8,942,910
Non-aeronautical services	3,104,343		4,261,383		5,531,557
Construction services (Note 3.1.3)	2,116,954		1,844,216		935,774

Total revenue	9,753,491		12,589,818		15,410,241

Operating costs and expenses (Note 4):
Cost of aeronautical and non-aeronautical services (Includes impairment by Ps4,719,096 in 2017 Note 8.1)	2,499,095		9,010,017		6,594,871
Cost of construction services	2,116,954		1,898,550		935,774
Administrative expenses	204,843		204,418		235,264

Total operating costs and expenses	4,820,892		11,112,985		7,765,909

Other Income (Note 16e)					134,637

Operating profit	4,932,599		1,476,833		7,778,969

Interest income	184,569		245,787		280,623
Interest expense	(126,186)		(618,831)		(1,230,651)
Exchange income on foreign currency	738,648		761,782		462,218
Exchange loss on foreign currency	(842,500)		(620,572)		(374,460)
	(45,469)		(231,834)		(862,270)
Equity in the results of joint venture accounted for by the equity method (Note 9)	144,248		112,345

Gain in business combinations (Note 1)			7,029,200

Net income before income taxes	5,031,378		8,386,544		6,916,699

Income taxes (Note 14)
Asset tax	932		932		932
Income tax	1,401,184		1,635,447		1,795,961

Net income for the year	Ps	3,629,262	Ps	6,750,165	Ps	5,119,806

Net income for the year attributable to:
Controlling interest	3,629,262		5,834,484		4,987,601
Non-Controlling interest			915,681		132,205
	Ps	3,629,262	Ps	6,750,165	Ps	5,119,806
Other comprehensive income:
Items that will not be reclassified to income for the period:
Remeasurement of labor obligations	Ps	(705)	Ps	(2,739)	Ps	4,692

Items that might be reclassified to income for the period:
Effect of the foreign currency translation in subsidiaries			315,021		116,059
Cancellation of the effect foreign currency translation in the joint venture			(655,515)
Equity in the other comprehensive results of joint venture accounted for by the equity method	400,346		(237,617)

Total comprehensive income for the year	Ps	4,028,903	Ps	6,169,315	Ps	5,240,557

Comprehensive income for the year attributable to:
Controlling interest	Ps	4,028,903	Ps	5,134,124	Ps	4,986,573
Non-Controlling interest			1,035,191		253,984

Total comprehensive income for the year	Ps	4,028,903	Ps	6,169,315	Ps	5,240,557

Basic and diluted earnings per share expressed in Mexican Pesos (Note 18.19)	Ps	12.10	Ps	19.45	Ps	16.63

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

December 31, 2016, 2017 and 2018

Thousands of Mexican pesos

			Capital reserves
					Reserve for		Other						Total
	Capital		Legal		repurchase		comprehensive		Retained		Non-controlling		stockholders’
	stock		reserve		of shares		income		earnings		interest		equity

Balances at January 1, 2016	Ps	7,767,276	Ps	747,077	Ps	3,680,436	Ps	492,786	Ps	7,720,476	Ps		Ps	20,408,051

Comprehensive income:
Net profit for the year									3,629,262				3,629,262
Other comprehensive expense accounted for by the equity method							400,346						400,346
Remeasurement of labor obligations									(705)				(705)

Total comprehensive income							400,346		3,628,557				4,028,903

Transfers to legal reserve			146,056						(146,056)
Transfers to the reserve for acquisitions of shares (Note 13)					1,364,818				(1,364,818)
Dividends paid on April 26, 2018 (Ps 5.6 per share) (Note 13)									(1,683,000)				(1,683,000)

Balances at December 31, 2016	7,767,276		893,133		5,045,254		893,132		8,155,159				22,753,954

Comprehensive income:
Net profit for the year									5,834,484		915,681		6,750,165
Other comprehensive expense accounted for by the equity method							(237,617)						(237,617)
Cancellation of the effect of foreign currency translation in the joint venture							(655,515)						(655,515)
Effect of foreign currency translation in subsidiaries							195,511				119,510		315,021
Remeasurement of labor obligations									(2,739)				(2,739)

Total comprehensive income							(697,621)		5,831,745		1,035,191		6,169,315

Transfers to legal reserve			181,869						(181,869)
Transfers to the reserve for acquisitions of shares (Note 13)					2,007,381				(2,007,381)
Dividends paid on April 26, 2017 (Ps 6.16 per share) (Note 13)									(1,848,000)				(1,848,000)
Non-controlling interest											6,613,032		6,613,032

Balances at December 31, 2017	7,767,276		1,075,002		7,052,635		195,511		9,949,654		7,648,223		33,688,301

Comprehensive income:
Net profit for the year									4,987,601		132,205		5,119,806
Effect of foreign currency translation in subsidiaries							(5,720)				121,779		116,059
Remeasurement of labor obligations									4,692				4,692

Total comprehensive income							(5,720)		4,992,293		253,984		5,240,557

Transfers to legal reserve			291,865						(291,865)
Transfers to the reserve for acquisitions of shares (Note 13)					2,809,627				(2,809,627)

Transactions with shareholders:
Dividends paid on April 26, 2018 (Ps 6.78 per share) (Note 13)									(2,034,000)				(2,034,000)
Difference in the consideration paid for the acquisition of the non-controlling interest of Airplan recognized on parents equity (Note 1.2)									113,534		(327,003)		(213,469)

Balances at December 31, 2018	Ps	7,767,276	Ps	1,366,867	Ps	9,862,262	Ps	189,791	Ps	9,919,989	Ps	7,575,204	Ps	36,681,389

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

For the periods ended on December 31, 2016, 2017 and 2018

Thousands of Mexican pesos

	2016		2017		2018
Operating activities

Income before income taxes	Ps	5,031,378	Ps	8,386,544	Ps	6,916,699

Adjustments for:
Gain in business combination (Note 1)			(7,029,200)
Impairment of goodwill (Note 8.1)			4,719,096
Depreciation and amortization (Notes 4, 7 and 8)	529,660		1,166,114		1,760,741
Interest income	(184,569)		(245,787)		(280,623)
Interest expense	126,186		618,831		1,230,651
Other comprehensive income from results of joint venture accounted for by the equity method (Note 9)	(144,248)		(112,345)
Exchange loss	719,224		95,788		16,373
Exchange gain	(384,178)		(262,405)		(295,524)

Working capital variations:
Accounts receivable (Note 6)	(45,258)		(51,155)		(107,608)
Recoverable taxes and other current assets	336,485		54,030		48,182
Other assets			394,972
Trade accounts payable and other liabilities (Note 10)	94,586		154,791		490,827

	6,079,266		7,889,274		9,779,718

Income taxes paid (Note 14)	(1,569,879)		(1,858,139)		(2,083,398)

Net cash flows generated from operating activities	4,509,387		6,031,135		7,696,320

Investing activities

Payment for investment increase in Aerostar, net of cash acquired			(183,386)
Payment for acquisition of the subsidiary Airplan, net of cash acquired			(3,752,081)
Loans collected from joint venture (Note 9)	325,693		275,376
Improvements to assets under concession and acquisition of furniture and equipment (Note 8)	(1,814,482)		(1,471,418)		(1,636,325)
Interest received	122,093		259,717		265,350
Restricted cash and equivalents (Note 5.1)			(89,361)		59,018

Net cash flows used in investing activities	(1,366,696)		(4,961,153)		(1,311,957)

Financing activities

Consideration paid for the non-controlling interest of Airplan					(213,469)
Bank loans received (Note 11)			8,000,000
Bank loans paid (Note 11)			(5,339,338)		(3,090,124)
Long-term debt paid (Note 12)			(102,907)
Interest paid (Note 11)	(106,873)		(628,222)		(1,139,071)
Dividends paid (Note 13)	(1,683,000)		(1,848,000)		(2,034,000)

Net cash flows (used) generated from financing activities	(1,789,873)		81,533		(6,476,664)

(Decrease) increase in cash and cash equivalents	1,352,818		1,151,515		(92,301)
Cash and cash equivalents at the beginning of the year	2,084,160		3,497,635		4,677,454
Exchange (loss) gains on cash and cash equivalents	60,657		28,304		(646)

Cash and cash equivalents at the end of the year	Ps	3,497,635	Ps	4,677,454	Ps	4,584,507

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Figures expressed in thousands of Mexican pesos (Ps) and thousands of US dollars (USD),

except for number of shares, earnings per share and exchange rates where noted

Note 1 - Overview:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. (ASUR or Company) is a Mexican Company that was incorporated in April 1998 as a wholly-owned entity of the federal public government to administer, operate, maintain and exploit nine airports in the Southeast of Mexico.  The nine airports are located in the following cities: Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlán. ASUR and its subsidiaries are collectively referred to as the “Company”, “ASUR” or the “Group”.

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

In June 1998, the Mexican Department of Communications and Transportation (SCT by its Spanish initials) granted to the Company’s subsidiaries concessions to administer, operate, exploit and develop the nine Southeast airports over a period of 50 years commencing on November 1, 1998.  The term of the concessions may be extended by the parties under certain circumstances, in accordance with Article 15 of the Airports Law that establishes, among other things: 1) it had fulfilled the conditions set out in the respective title; 2) if requested before the five years of the concession’s validity begun, and 3) accept the new conditions.

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

Through its subsidiary Aeropuerto de Cancún, on May 26, 2017, the Company increased its shareholding from 50% to 60% in Aerostar Airport Holding, LLC (Aerostar), which operates and manages Aeropuerto Internacional Luis Muñoz Marin (LMM Airport) in San Juan, Puerto Rico. As a result, the Company acquired control of Aerostar, as it now has the capacity to direct its business activities.  With this acquisition, the Company expects to continue offering world-class services to its clients and improving operations and client services for the benefit of passengers at the LMM airport.  See Note 1.1.

On October 19, 2017, the Company acquired 92.42% of the shares of Sociedad Operadora de Aeropuertos  Centro Norte, S. A. (Airplan), a company incorporated in Medellín, Colombia, on March 6, 2008 for the sole purpose of subscribing and executing the Concession Agreement for managing, operating, commercially exploiting, conditioning, modernizing and maintaining the Enrique Olaya Herrera in Medellín, José María Córdova in Rionegro, El Caraño in Quibdó, Los Garzones in Montería, Antonio Roldán  Betancourt in Carepa and Las Brujas in Corozal airports.  As of that date, Airplan consolidates its results into the Company’s financial statements. This acquisition is an important strategic addition that allows ASUR to penetrate the South American market by offering airport services at six airports in Colombia.  See Note 1.2.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

At December 31, 2018, the Company’s outstanding capital stock was held by the investing public (67.46%) and has been placed at securities markets in New York (NYSE) and Mexico (BMV), Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) (7.65%), Servicios Estrategia Patrimonial, S. A. de C. V. (7.12%), Agrupación Aeroportuaria Internacional III, S. A. de C. V. (5.46%), and Inversiones Productivas Kierke, S.A. de C. V. (up to June 4, 2018, Remer Soluciones a la Inversión, S. A. de C. V.) (12.31%).  Shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

On June 4, 2018, Remer Soluciones a la Inversión, S.A. de C. V. was merged into Consorcio Safij, S. A. de C. V. (with the latter as the surviving entity).

On August 7, 2018, Consorcio Safij, S. A. de C. V. was merged into Compañía Inmobiliaria y de Inversiones del Noroeste, S. A. de C. V. (with the latter as the surviving entity).

On October 15, 2018, Compañía Inmobiliaria y de Inversiones del Noroeste, S. A. de C. V. was merged into Inversiones Productivas Kierke, S. A. de C. V. (with the latter as the surviving entity) and currently holds 12.31% of the Company’s shares.

Relevant event

On May 25, 2018, the Company, through the Aeropuerto de Cancún, increased its shareholding in Airplan by acquiring an additional 7.58%, which gave it a 100% interest in that company. See Note 1.2.

1.1)             Acquisition of Aerostar

Until May 26, 2017, the Company considered Aerostar to be a joint venture (see Notes 1 and 9); as of June 1, 2017, in accordance with International Financial Reporting Standard 3, “Business combination”, the acquisition is considered a business combination.

The following table summarizes the consideration pertaining to Aerostar at combination date or date of the transaction:

	May 30,
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

Due to the business combination, the following changes were effected:

•                            The Company estimated a fair value of its previously acquired share capital in Aerostar of 50% at Ps7,877,756, which showed a book value at the date of the transaction of Ps2,353,040. As a result of measuring its interest in Aerostar at fair value, the Company has recognized a nonrecurring profit, unrelated to the cash flow, of Ps5,524,716, which is included as “Gain in business combination” in the consolidated statement of income. The mechanics to determine fair value were based on the use of two methods: a) discounted cash flows and b) implicit multiples (based on a sample of comparable

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

public companies). The most relevant assumptions considered in the first method were the applied discount rate, the projected passenger traffic, and its growth rate and percentages of revenue growth, costs and expenses in the term of the concession; and for the second method, the multiples of income and profit before interest, taxes, amortizations and depreciations and adjustments applied to the net premium of control.

•                            Once the Joint Venture between the Company and Highstar Capital IV (Highstar) was completed, both parties decided to review the income received and contributions made in order to adjust the price to be paid for the 10% acquired by the Company. As a result of the revision, the adjustment to the price was Ps848,923 (included in the line “gain in business combination” of the income statement). The consideration paid at May 26, 2017, includes an amount paid in cash by the Company of Ps726,628 plus the benefit previously acquired for the departure of Highstar. Additionally, as a result of the consolidation of Aerostar at the date of the business combination, the effects of foreign currency translation accrued at the transaction date were recycled, which amounted to Ps655,515. This movement was recorded in the line “gain in business combination” within the consolidated statement of income.

Said gain was presented as an adjacent line where the equity method was recognized, as it is considered associated with said transaction and because the Company does not perform this type of operations as part of its ordinary activities.

•                            During the evaluation of assets stage, an intangible asset derived from the “commercial rights” acquired was identified, representing the rights to commercially exploit the areas of the airport in addition to the aeronautical operation, such as, commercial store leasing and advertising spots, etc., amounting to Ps6,053,820. For its identification, the discounted cash flow method was used to determine the fair value of commercial rights, and the most relevant assumptions considered were the applied discount rate, projected passenger traffic, as well as percentages of revenue, costs and expenses growth during the term of the concession.

•                            Due to the difference resulting from the comparison of the fair values and the book value, a deferred income tax was determined at Ps605,382.

•                            The difference between the net assets acquired in the business combination and the total consideration results in a goodwill of Ps5,606,265 at the business combination date (see Note 8.1). The goodwill associated with this business combination is not deductible for income tax purposes.

•                            An amortization of the intangible identified in the business combination has been determined at Ps98,780 and expensed as part of the depreciation and amortization in the consolidated statement of income.

•                            The non-controlling interest derived from this transaction was determined to be Ps6,302,205.  This interest was determined at fair value with references to comparable market values, since Highstar at the same time sold its interest to another Company at the time of the transaction.

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

December 31, 2016, 2017 and 2018

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

Following are the fair value of the net assets acquired under the business combination at the acquisition date:

	Fair
	value
Assets

CURRENT:
Cash and cash equivalents	Ps	543,242
Restricted cash and cash equivalents	16,989
Other current assets	142,410

Current assets	702,641

NON-CURRENT:
Land, furniture and equipment	135,929
Intangible assets, airport concessions - Net	19,308,402

Total non-current assets	19,444,331

Total assets	Ps	20,146,972

Liabilities

CURRENT:
Current liabilities	Ps	647,896

NON-CURRENT:
Long-term debt	8,254,620
Deferred income tax	808,894
Other non-current liabilities	286,315

Total non-current liabilities	9,349,829

Total liabilities	9,997,725

Net assets acquired under the business combination	10,149,247

Total purchase consideration	15,755,512

Goodwill at the acquisition date (Note 8.1)	Ps	5,606,265

The main characteristics of fair value adjustments are described below:

Caption	Item	Methodology

Intangible assets:
Commercial rights	Commercial exploitation rights at the LMM airport	Discounted flows and implicit multiples using the WACC rate

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

The fair value adjustments set forth in the previous table were obtained for the purpose of applying the purchase method of the Aerostar acquisition.  The noncontrolling interest was recognized as its fair value. The projection used to apply the aforementioned methodologies was based on business plans approved by Aerostar Management.

The goodwill recognized by the Company is attributable to the expected growth in the North American airport sector and in line with the Company’s expansion opportunity in the consolidation of additional airport groups. No contingent liability or contingent consideration arrangement has arisen from this acquisition. If the acquisition had taken place on January 1, 2017, pro-forma revenues would have increased by Ps1,549,099 (unaudited) and pro-forma net income by Ps127,042 (unaudited).

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

Aerostar relevant information and its significant non-controlling interest

The Aerostar condensed financial information at December 31, 2017 and 2018, which shows its significant non-controlling interest, is shown below:

	Year ended
	December 31
	2017		2018
Condensed statement of financial position

Cash and cash equivalents	Ps	436,774	Ps	868,095
Restricted cash and cash equivalents	106,350		47,332
Other current assets	247,517		175,479

Total current assets	790,641		1,090,906

Financial liabilities:
Current liabilities	(633,084)		(640,785)

Working capital	157,557		450,121

Land, furniture and equipment	141,708		174,450
Intangible assets, airport concessions - Net	13,636,227		13,587,071
Other long-term assets	584		544
Long-term debt	(7,489,465)		(7,282,269)
Accounts payable to the Company	(1,210,088)		(1,152,805)
Other long-term liabilities			(21,608)
Deferred income tax - Net	(267,307)		(330,999)

Shareholders’ equity	Ps	4,969,216	Ps	5,424,505

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

	Year ended
	December, 31
	2017		2018
Condensed statements of comprehensive income

Revenue	Ps	1,497,557	Ps	3,025,267
Operating cost and expenses	(1,186,028)		(2,098,323)
Other income			134,637
Comprehensive financial cost - Net	(295,803)		(538,268)
Deferred income tax	(28,679)		(62,252)

Net (loss) income for the year	(12,953)		461,061
Foreign currency translation	254,110		(5,772)

Total comprehensive income for the year	Ps	241,157	Ps	455,289

Regarding the non-controlling interest in it’s subsidiary Aerostar, there are no significant restrictions on the possibility of having access to the assets or of using them for the payment of obligations.

1.2)             Acquisition of Airplan

1) On October 19, 2017 (business combination date, or the transaction date), Cancún acquired 92.42% of the shares of Sociedad Operadora de Aeropuertos Centro Norte, S.A. (Airplan), a Company incorporated in Medellín, Colombia, on March 6, 2008, with the business purpose of  managing, operating, commercially exploiting, conditioning, modernizing and maintaining the Enrique Olaya Herrera in Medellín, José María Córdova in Rionegro, El Caraño in Quibdó, Los Garzones in Montería, Antonio Roldán  Betancourt in Carepa and Las Brujas  in Corozal airports.  At the transaction date, Airplan consolidated its results into the Company’s consolidated financial statements.

A goodwill of Ps1,474,955 was recognized at the business combination date (see Note 8.1). The goodwill associated with this business combination is not deductible for income tax purposes.

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

December 31, 2016, 2017 and 2018

The distribution of the purchase price over the net assets acquired of Airplan at the business combination date are shown below:

	Fair
	value
Assets

CURRENT:
Cash and cash equivalents	Ps	37,716
Other current assets	189,372

Current assets	227,088

NON-CURRENT:
Land, furniture and equipment	3,400
Intangible assets, airport concessions - Net	7,232,588

Total non-current assets	7,235,988

Total assets	Ps	7,463,076

Liabilities

CURRENT:
Current liabilities	Ps	551,000

NON-CURRENT:
Bank loans	3,424,897
Deferred income tax	861,483
Other non-current liabilities	27

Total non-current liabilities	4,286,407

Total liabilities	4,837,407

Net assets acquired under the business combination	2,625,669

Total consideration	4,100,624

Goodwill at acquisition date and at acquisition date (Note 8.1)	Ps	1,474,955

The main characteristics of fair value adjustments are described below:

Caption	Item	Methodology

Intangible assets:
Concession	Commercial exploitation rights in Airplan	Discounted flows and implicit multiples using the WACC rate

Non-current liabilities:
Long-term debt	Fair value of the Bank loans	Present value of estimated future cash flows

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

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

The goodwill recognized by the Company represents non-separable assets due to the growth potential and development opportunities of Airplan. No contingent liability has arisen from this acquisition that must be registered; there are also no contingent consideration agreements. If the acquisition had taken place on January 1, 2017, pro-forma revenues would have increased by Ps2,640,493 (unaudited) and pro-forma net income by Ps231,130 (unaudited).

2) On May 25, 2018, the Company increased its shareholding in Airplan by acquiring an additional 7.58%, which gave it a 100% interest in that company. Considering and that on October 19, 2017, a record was made of the acquisition of businesses via the acquisition method established in IFRS 3 using fair value of the overall business determined at the date of acquisition, recording of the operation involving the additional acquisition resulted in recognition within stockholders’ equity of the net effect (definitive values) of the operation, which is analyzed as follows:

	May 25,
	2018

Consideration paid for the non-controlling interest	Ps	213,469
Carrying value of the non-controlling interest	(327,003)

Difference recognized in stockholders’ equity	Ps	113,534

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

On May 26, 2017, Cancún Airport increased its shareholding from 50% to 60%, in Aerostar Airport Holdings LLC, a limited liability Company, incorporated on February 27, 2013 under the laws of the Commonwealth of Puerto Rico. Aerostar entered into a Lease Agreement (Agreement) for 40 years with Port Authority of Puerto Rico (Authority), owner of the LMM Airport, for the purpose and essential consideration of safely operating the airport for public; use, maintaining the safety and protection of the

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

LMM Airport Facility at the highest possible levels, and promoting, facilitating, assisting and improving trade, tourism and economic development, for which the recognition as a joint venture was until May 26, 2017, and as of June 1, 2017, Aerostar consolidates line by line in the Company’s finances.

On October 19, 2017, the Cancún Airport acquired 92.42% of the shares of Airplan, a Company domiciled in the city of Medellín, Colombia, who operates and administer through a single concession (contract 8000011-OK) the Enrique Olaya Herrera in Medellín, José María Córdova in Rionegro, El Caraño in Quibdó, Los Garzones in Montería, Antonio Roldán Betancourt in Carepa and Las Brujas in Corozal airports.  As of October 19, 2017, Airplan is part of the consolidation of the Company.

On May 25, 2018, the Company, through the Aeropuerto de Cancún, increased its shareholding in Airplan by acquiring an additional 7.58%, which gave it a 100% interest in that company.

The information by segments is shown in the next page.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

									Holding &			Consolidation
Year ended on December 31, 2016	Cancún		Aerostar (*)	Airplan (**)	Mérida		Villahermosa		services	Other		adjustment	Total
Aeronautical revenue	Ps	3,341,882			Ps	334,163	Ps	181,123	Ps	Ps	675,026	Ps	Ps	4,532,194
Non-aeronautical revenue	2,823,209				85,203		62,356			133,830		(255)	3,104,343
Revenue for construction services	1,896,338				98,668		44,875			77,073			2,116,954
Other revenue									1,455,486			(1,455,486)

Operating profit	3,782,382				158,770		109,398		569,516	312,533			4,932,599

Non current assets	18,586,197				1,493,544		956,551		22,257,137	4,430,600		(22,740,956)	24,983,073
Total assets	20,972,688				1,650,201		1,308,469		23,058,995	5,109,194		(22,883,456)	29,216,091
Total liabilities	6,179,313				8,056		101,197		190,378	132,130		(148,937)	6,462,137

Improvements to assets under concession and acquisition of furniture and equipment in the period	1,513,550				127,787		61,651		200	111,294			1,814,482

Amortization and depreciation	(328,819)				(39,524)		(28,349)		(2,111)	(130,857)			(529,660)

(*)         Subsidiary located in Puerto Rico

(**) Subsidiary located in Colombia

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

											Holding &			Consolidation
Year ended on December 31, 2017	Cancún		Aerostar (*)		Airplan (**)		Merida		Villahermosa		Services	Other		adjustments	Total
Aeronautical revenue	Ps	3,963,324	Ps	939,042	Ps	225,693	Ps	394,531	Ps	195,554	Ps	Ps	766,075	Ps	Ps	6,484,219
Non-aeronautical revenue	3,401,235		482,590		69,071		97,656		61,909		1,492,287	149,240		(1,492,605)	4,261,383
Revenue for construction services	1,421,942		72,925		187,294		46,146		6,336			109,573			1,844,216
Operating profit	4,623,499		311,529		782		264,098		119,772		501,617	374,634		(4,719,098)	1,476,833
Non-current assets	17,539,396		19,831,755		7,107,932		1,497,095		935,624		25,176,942	4,430,766		(25,693,269)	50,826,241

Total assets	20,486,290		20,609,156		7,327,398		1,769,962		1,227,172		25,693,958	5,193,436		(25,693,269)	56,614,103

Total liabilities	7,932,392		9,599,943		5,092,968		(180)		82,802		131,983	85,894			22,925,802

Own assets acquired (***)			13,390,511		7,235,988										20,626,499
Exchange rate translation from non-current assets (***)			686,198		161,277										847,475
Commercial right´s (***)			6,053,820												6,053,820
Improvements to assets under concession and acquisition of furniture and equipment in the period	1,009,625		139,078		189,536		50,021		8,965		813			97,174	1,495,212

Amortization and depreciation	(457,447)		(437,852)		(54,998)		(46,470)		(29,892)		(700)	(138,755)			(1,166,114)

(*)                   Subsidiary located in Puerto Rico

(**)            Subsidiary located in Colombia

(***)     These items are an integral part of the “total assets” line and are presented for greater understanding derived from the acquisition.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

											Holding &			Consolidation
Year ended on December 31, 2018	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		services	Other		adjustment	Total
Revenue from contracts with clients:
Aeronautical revenue	Ps	4,428,546	Ps	1,700,859	Ps	1,276,506	Ps	469,879	Ps	201,502	Ps	Ps	865,618	Ps	Ps	8,942,910
Non-aeronautical revenue	3,831,325		964,404		396,834		117,277		59,822		1,684,204	162,345		(1,684,654)	5,531,557
Revenue for construction services	205,834		360,004		312,375		4,831		15,604			37,126			935,774
Operating profit	5,206,971		882,381		239,893		297,468		113,038		605,860	433,358			7,778,969
Non-current assets	16,927,804		20,515,694		6,592,640		1,454,497		921,162		28,789,664	4,314,529		(29,335,081)	50,180,909

Total assets	19,002,035		21,607,145		6,905,451		1,857,958		1,241,529		29,525,000	5,377,784		(29,335,081)	56,181,821

Total liabilities	4,528,342		10,040,600		4,575,476		(25,257)		79,070		205,077	97,124			19,500,432

Improvements to assets under concession and acquisition of furniture and equipment in the period	364,795		772,009		415,042		7,116		12,671			64,692			1,636,325
Amortization and depreciation	(455,003)		(632,236)		(452,364)		(47,803)		(30,147)		(640)	(142,548)			(1,760,741)

Revenue recognized
At point in time:
Aeronautical revenue	3,846,184		1,245,320		1,200,941		426,070		180,407			788,406			7,687,328
Non-aeronautical revenue	621,850														621,850

Total	4,468,034		1,245,320		1,200,941		426,070		180,407			788,406			8,309,178

Over a period time:
Aeronautical revenue	543,282		455,539		75,565		41,179		21,027			73,069			1,209,661
Non-aeronautical revenue	2,888,043		954,626		395,410		57,554		39,395			143,101			4,478,129
Revenue for construction services	205,834		360,004		312,375		4,831		15,604			37,126			935,774
Total	Ps	3,637,160	Ps	1,770,169	Ps	783,350	Ps	103,564	Ps	76,027	Ps	Ps	253,295	Ps	Ps	6,623,564

(*)         Subsidiary located in Puerto Rico

(**) Subsidiary located in Colombia

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Note 3 - Revenue from Contracts with Customers:

The Company adopted IFRS 15 “Revenue from contracts with customers” as from January 1, 2018, which specifies how and when to recognize income in accordance with a 5-step model based on principles applied to all contracts with customers.  In Step 1, contracts with clients were identified. In Step 2, performance obligations for each of the contracts were identified. In Step 3, transaction prices were determined. In Step 4, transaction prices were assigned to individual performance obligations. Finally, in Step 5, income was recorded when the company had complied with all the performance obligations pertaining to each contract, the condition for which was that control of the services had been transferred to the client.

When analysis of the contract had been concluded in the terms of IFRS 15, it was determined whether income arising from each contract should be recognized at a particular point in time or over time.  That determination was based on specific criteria having to do with the point at which each performance obligation was transferred to the client.

The Company considered using the simplified retrospective transition method, which resulted in changes to accounting policies and in a breakdown of performance obligations in the note on segments in the consolidated financial statements, which does not alter the information presented at the close of the preceding period.  Other IFRS 15 implications are described in the following portion of this note.

3.1)             Revenue recognition

Airports operated by the Company receive income from external clients for aeronautical services rendered to airlines and the rendering of complementary services.  The Company also recognizes income from construction services arising from concession agreements with government entities.

Practical expedient applied: IFRS 15 provides a practical resource allowing entities to ignore the effects of a financing component in certain circumstances. Practical expedient focuses when goods or services are provided at the point at which payment is made rather than over the duration of the contract. IFRS 15 can be used even when the duration of the contract exceeds 12 months if the time difference between the obligation and the payment is less than 12 months.  However, the practical resource cannot be used to ignore the effects of financing in the first 12 months of a longer-term agreement that includes a significant financing component. The Company has opted to make use of IFRS 15 considering that its agreements exceed 12 months, although the deadline for complying with its obligations and payment of same is less than 12 months.

Following is a description of the principal types of service agreements from which the Company receives income.

3.1.1)   Aeronautical services

The Company operates airports in three countries (Mexico, Puerto Rico and Colombia), providing different aeronautical services involving principally the following performance obligations.

a.                        Passenger rates (Airport Use Rate - TUA), which are calculated based on total outgoing passengers (other than diplomats, infants and passengers in transit) making use of air terminals operated by the Company.

b.                        Landing rates, which contemplate landing services, the use of runways, taxiing strips, and bands.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

c.                         Platform use fees, based on the time an aircraft remains at a terminal after landing.

d.                        Security, calculated on the basis of the total number of incoming and outgoing passengers.

e.                         Baggage inspection fee, calculated on the basis of total number of outgoing passengers.

f.                          Use of passenger walkways, which consists of rendering passenger walkways service connecting an aircraft to the terminal after landing.

g.                         Fee for the use of passenger documentation counters; the fee is applied on the basis of the holding of documentation for one-hour periods. After the first hour has elapsed, the fee is charged proportionately for 30-minute increments.

Revenue is measured based on the consideration specified in the tariff regulating system applicable to airports in each country for each performance obligation identified. In Mexico, these are regulated by the SCT, in Puerto Rico by the Federal Aviation Administration (FAA) and in Colombia by Aerocivil.

Passenger, landing and security rates are recorded at a particular point in time, once the aircraft departure manifest has been delivered.  Income arising from other performance obligations is recorded over time as the services are rendered.

Discounts

The Company may apply discounts to its rates, provided they are not discriminatory in the light of the laws in effect in the countries in which the Company operates. Discounts are granted based on the discount policy and conditions negotiated with the National Autotransportation Chamber (CANAERO), and regulated income must be delivered within a period of 30 days.

Revenue is recorded net of estimated discounts based on applicable rates.

The prompt-payment discount for regulated income principally the Airport Use Fees (TUA by its initials in Spanish) is established in each of the contracts signed with the airlines, and is subtracted from the aforementioned income. In 2016, 2017 and 2018, the discount amounted to Ps41,057, Ps43,802 and Ps45,293, respectively. There is no balance for the contractual liability for that item.

Terms of payment

According to the airport service contract signed with clients the payment should be made in less than 30 days, and for the complementary services the payment should be made the first day of each month.

3.1.2) Non-aeronautical services

The Company generates income from non-aeronautical services, which involve basically the following performance obligations:

a.                        Access rates to nonpermanent overland transportation based on the number of access events experienced by the transportation companies operated by third parties providing passenger transportation services at the terminal.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

b.                        Carparks, rates based on the time vehicles remain at public parking areas.

c.                         Retail sales, recorded when a product is sold to a client and payment on the transaction is made at the time of purchase.

Revenue arising from access rates to overland transportation and retail sales are recorded at a particular point in time, to the extent that the performance obligation is satisfied and the promised goods and services are transferred, while parking area income is recorded over time.

Contracts for commercial income

IFRS 15 must be applied to all contracts with clients. However, there are exceptions, such as contracts for the leasing of commercial space, which fall under IAS 17 “Leases”.

Presently, space leased at airports to airlines and other commercial lessees comprise the most significant source of income related to non-aeronautic services.  Leasing income is accrued monthly and is determined by applying a percentage established in the lease contract to income from actual sales of lessees (interest), or an agreed minimum fee.

Commercial leasing operations include the leasing of automobiles, the sale of food and beverages, retail sales, sales made at kiosks, graphic advertising, overland transportation, fixed operations and other services rendered. Commercial income is partially recorded on the basis of lessee income and is partially based on minimum lease rates.

Leasing income is accrued monthly and is determined by applying a percentage established in the lease contract to income from actual sales of lessees (interest), or as an agreed minimum fee.  At December 31, 2018, 2017 and 2016, variable leasing income was Ps2,069,696, Ps2,466,980 and Ps2,689,149 , respectively, and Ps105,203, Ps166,747 and Ps264,920, respectively, for fixed leasing rates.

3.1.3) Construction services

As an operator of airport concessions, the Company is required to improve items under concession. Works carried out within the airport are based on development plans authorized by the regulators. Income from construction services are recognized in accordance with the methods prescribed (input method) for measuring progress towards completion, approved by the grantor. Improvements made are expected to complement the infrastructure of the airport operated by the Group. IFRS 15 establishes that during the construction period of the infrastructure related to concessions received, they must be shown as “contract assets” in the statement of financial position, regardless of the type of consideration received (financial asset or intangible asset).  See Note 8.

Construction services carried out by the Group do not entitle it to a direct cash consideration; rather, it is entitled to charge users for airport services rendered at the terminals during the concession period. Income from construction services is measured at fair value of the services rendered, which increased the value of the intangible asset, plus the cost of capitalizable financing.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

	Year ended December 31,
	2017		2018

Income associated with intangible compulsory works (i)	Ps	35,154	Ps	15,672
Income associated with intangible complementary works (ii)	152,140		296,703

	Ps	187,294	Ps	312,375

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

Mexico

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

The Rate Regulation Law provides that the following sources of revenues are regulated under this system:

•                       Revenues from airport services (as defined under the Mexican Airport Law), other than automobile parking, and

•                       Access fees earned from third parties providing complementary services, other than those related to the establishment of administrative quarters that the SCT determines to be non-essential.

Non-regulated Services consist of services that are not considered essential for an airport’s operation, such as the rental of spaces to businesses, restaurants and banks.  Access fees and income from other services are recognized as services are rendered.

The following table sets forth Company revenue at December 31, 2016, 2017 and 2018, using the classification established in the Airport Law and the Regulations thereto. The grouping for the 2018 period was considered on the basis of performance obligations established under IFRS 15, whose difference as compared to the 2017 grouping consists of showing the Company’s own retail sales, which were Ps621,850, under unregulated services with income arising from contracts with clients.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

	Year ended of December 31,
	2016		2017			2018
Regulated services:
Airport services for revenue from contracts with clients (*):
Passengers fees	Ps	3,589,215	Ps	4,908,716		Ps	6,547,645
Landing fees	279,008		593,557			1,047,687
Platform	237,839		329,835			413,129
Seurity services	67,172		72,312			91,996
Baggage inspection fees	222,995		223,847			268,940
Passengers walkway	75,869		300,847			509,440
Passengers documentation counters	14,745		15,650			18,152
Other airport services	275,692		299,067			325,546

	Ps	4,762,535	Ps	6,743,831	(***)	Ps	9,222,535

Non regulated services:
Non regulated services for revenue from contracts with customers:
Retail stores	Ps		Ps			Ps	621,850
Access fees on non permanent ground transportation						57,885
Car parking and related Access fees						298,536
Other services	101,457		124,241			151,952
	101,457		124,241			1,130,223
Commercial services	2,772,543		3,877,530			4,121,709

Total non regulated services (**)	2,874,000		4,001,771			5,251,932

Construction services	2,116,954		1,844,216			935,774

Total	Ps	9,753,491	Ps	12,589,818		Ps	15,410,241

(*)                   This includes Aerostar regulated income of Ps939,042 and Ps1,700,859 for 2017 and 2018, respectively, Ps225,693 and Ps1,276,506 for Airplan in the same period.  The foregoing is as from inclusion in the Company’s consolidation going back to June 1, and October 19, 2017, respectively.

(**)            This line item in the consolidated statement of income (non-aeronautical services) includes complementary and airport services totaling Ps230,343, Ps259,612 and Ps279,625 for the 2016, 2017 and 2018  periods, respectively.

(***)     Regulated services for 2017 are opened for comparative purposes with the year 2018, in which they were opened by the application of IFRS 15.

Puerto Rico

According to the agreement entered into by the Puerto Rico Authority and Aerostar, Aerostar income is classified for regulated services and unregulated services. See notes 3.1.1 and 3.1.2.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Colombia

Under resolution 4530 of Civil Aeronautics in Colombia, Airplan revenue is classified as for regulated services and non-regulated services. See notes 3.1.1 and 3.1.2.

The grouping for the 2018 period was considered on the basis of performance obligations established under IFRS 15, whose difference as compared to the 2017 grouping consists of showing the Company’s own retail sales, which were Ps621,850, access fees on non permanent ground transportation, which were Ps57,885 and car parking and related access fees, which were Ps298,536, under non-regulated services with revenue arising from contracts with clients.

The following table sets forth commercial activities for the years indicated.

	Year ended of December 31,
	2016		2017		2018
Commercial revenues:
Retail stores	Ps	904,465	Ps	1,194,772	Ps
Access fees on non permanent ground transportation	42,916		47,756
Car parking and related Access fees	83,493		183,977
Duty free shops	640,793		881,705		1,861,116
Food and beverage	439,101		609,304		738,371
Advertising revenues	122,941		139,545		161,214
Car rental companies	221,100		379,162		611,864
Banking and currency exchange servcies	86,780		97,311		119,855
Teleservices	10,869		12,973		14,139
Ground transportations	2,562		5,729		76,106
Other services	217,523		325,296		539,044

Total commercial revenues	Ps	2,772,543	Ps	3,877,530	Ps	4,121,709

As shown following, the estimates for future income (per year), comes from non-cancelable operating leases considering the commercial contracts of minimum rent at December 31, 2018.

For the years ended December 31:

	2016		2017		2018
2017	Ps	3,260,667	Ps		Ps
2018	1,974,566		3,986,487
2019	1,808,104		2,584,950		3,535,065
2020	1,659,090		2,358,698		3,257,229
2021	1,918,838		2,054,600		2,880,142
2022	2,093,277		4,159,744		2,861,442
2023 a 2028	4,729,436		6,940,544		16,382,714

Total	Ps	17,443,978	Ps	22,085,023	Ps	28,916,592

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Note 4 - Costs and expenses by nature:

	January 1 to December 31,
	2016		2017		2018
Termination benefits (Note 18.17)	Ps	1,237	Ps	1,984	Ps	1,595
Short-term benefits	531,246		772,129		1,118,926
Employees’ statutory profit sharing	6,126		6,359		8,052
Electric power	108,910		234,879		458,827
Maintenance and conservation	229,904		401,479		673,603
Professional fees	103,918		217,930		306,169
Insurance and bonds	30,157		86,838		200,477
Surveillance services	144,462		207,303		310,065
Cleaning services	90,285		142,531		229,003
Technical assistance (Note 15.4)	288,111		346,487		386,249
Right of use of assets under concession (DUAC) (1)	344,939		468,695		898,253
Amortization and depreciation of intangible assets, furniture and equipment	529,660		1,166,114		1,760,741
Goodwill impairment (Note 8.1)			4,719,096
Consumption of commercial items	180,636		252,602		300,845
Construction services (Note 3.1.3)	2,116,954		1,898,550		935,774
Financial assets impairment					45,687
Other	114,347		144,322		177,330

Total aeronautical and non-aeronautical services costs, costs of construction services and administrative expenses	Ps	4,820,892	Ps	11,112,985	Ps	7,765,909

(1)                    As of December 31, 2016, DUAC corresponds to the consideration for the concession in Mexico, which  is equivalent to 5% of the gross revenues of each of the concessions, as of December 31, 2017, Ps406,733 correspond to the consideration for the concessions in Mexico, Ps56,005 correspond to the consideration of the Airplan concession at 19% of gross revenues from the period October 19 to December 31, 2017, and Ps5,957 for the consideration of the Aerostar concession at 5% of the airport’s gross receipts from May 31, to December 31, 2017, as of December 31, 2018, Ps458,290 correspond to Mexico, Ps312,244 correspond to Airplan and Ps127,719 correspond to Aerostar.

Note 5 - Cash and cash equivalents:

	December 31,
	2017		2018

Cash and cash held at banks	Ps	4,417,791	Ps	3,713,072
Short-term investments	240,701		841,295
Fiduciary rights (*)	18,962		30,140

Total cash and cash equivalents	Ps	4,677,454	Ps	4,584,507

(*)                   Corresponds to the fiduciary’s agreement 2875 of Airplan, Company’s subsidiary, signed with Fiduciaria Bancolombia to administer the resources of the concession contract. See Notes 8.2 and 18.5.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

5.1) Restricted cash and cash equivalents

At December 31, 2017 and 2018 restricted cash and cash equivalents includes Ps106,350 and Ps47,332,  respectively, that amount was collected by Aerostar from PFCs and are restricted to funding investment projects in airport infrastructure authorized by the FAA.  See Notes 18.6 and 9.

Note 6 - Accounts receivable - Net:

	December 31,
	2017		2018
Clients	Ps	858,900	Ps	991,033
Less: impairment provision	(173,398)		(179,639)
Adoption effect IFRS 9			(18,284)

Total accounts receivable	Ps	685,502	Ps	793,110

The expectation for collection of the short-term account receivable is one month in relation to the reporting date.

Accounts receivable are comprised mainly of TUA paid by passengers (other than diplomats, infants and passengers in transit) who travel using the airport terminals operated by the Company.  The balance at December 31, 2017 and 2018 amounted to Ps525,379 and Ps600,518, respectively.

At December 31, 2018, the total balance of unimpaired past due accounts receivable was Ps275,490 (Ps192,805 at December 31, 2017).  These accounts relate to a number of independent clients that do not have a recent history of non-compliance.

The maturity analysis of past due accounts receivable is as follows:

	December 31,
	2017
Three months	Ps	137,155
From three to six months	71,049
More than six months	157,999
	366,203
Minus:
Past due accounts receivable not impaired	192,805

Amount of the estimation for impairment	Ps	173,398

The movements in the impairment provision shown in the next page.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Provision for impairment at January 1, 2016	128,221
Application to the provision during the period	(510)

Provision for impairment at January 1, 2017	Ps	127,711
Application to the provision in Mexico during the period	36,621
Aerostar’s provision impairment	6,690
Airplan’s provision impairment	2,376

Provision for impairment at December 31, 2017	173,398

Application to the provision in Mexico during the period	(35,403)
Aerostar’s provision impairment	20,128
Airplan’s provision impairment	3,232
Valuation IFRS 9 provision	18,284

Provision for impairment at December 31, 2018	Ps	179,639

Provision for impairment of accounts receivable has been recorded in the consolidated comprehensive income statement under cost of services, and the amounts charged to the provision are written off from accounts receivable when recovery is not expected.

From January 1, 2018, the Company applies the simplified approach contained in IFRS 9 for measuring expected credit losses, which makes use of an expected loss provision over the lifetime of the instrument for all accounts receivable and contract assets.

In order to measure expected credit losses, accounts receivable and contract assets have been grouped on the basis of their shared credit risk features and days past due. The Company held no relevant contract assets at January 1 or December 31, 2018.

The expected loss rates are based on the profiles for payment of sales in a 12-month period prior to December 31, 2018 or January 1, 2018, respectively, and on historical credit losses experienced within that period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors affecting client capacity for covering accounts receivable. The Group has determined that the economic situation of a country can have adverse effects on the transportation industry, in addition to the cost of complying with aviation regulations and union pressures on airlines, which are the most relevant factors, and therefore adjusts historical loss rates based on changes expected in those factors.

On that basis, the provision for losses at December 31, 2018 and at January 1, 2018 (for adoption of IFRS 9) was determined as follows for accounts receivable and for contract assets:

					More than
Expected loss rate:	Due to expire	1 to 90	91 to 180	181 to 365	365

Mexico	0.02%	0.02%	0.02%	100%	100%
Aerostar	0.25%	0.25%	15.00%	100%	100%
Airplan	0.88%	0.88%	0.88%	100%	100%

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements
December 31, 2016, 2017 and 2018

									More		Total estimate
At January 1, 2018	Due to expire		1 to 90		91 to 180		181 to 365		than 365		01/01/18

Mexico’s accounts receivables	Ps		Ps		Ps		Ps	37,102	Ps	127,230	Ps	164,332
Mexico’s provision impairment							37,102		127,230		164,332
Aerostar’s accounts receivables	111,731		62,764		28,549				18,240		221,285
Aerostar’s provision impairment	279		158		4,282				18,240		22,958
Airplan’s accounts receivables			183,985				2,772				186,757
Airplan’s provision impairment			1,619				2,772				4,391
Total provision estimate	Ps	279	Ps	1,776	Ps	4,282	Ps	39,874	Ps	145,471	Ps	191,682

									More		Total estimate
At December 31, 2018	Due to expire		1 to 90		91 to 180		181 to 365		than 365		31/12/2018

Mexico’s accounts receivables	Ps	93	Ps	604	Ps	1,252	Ps	495	Ps	128,804	Ps	131,248
Mexico’s provision impairment							495		128,804		129,299
Aerostar’s account receivables	154,235		49,645		239		5,790		36,738		246,647
Aerostar’s provision impairment	386		124		36		5,790		36,738		43,073
Airplan’s accounts receivables			183,223				5,653				188,876
Airplan’s provision impairment			1,612				5,653				7,265
Total provision estimate	Ps	386	Ps	1,737	Ps	36	Ps	11,938	Ps	165,542	Ps	179,639

Note 7 - Land, furniture and equipment - Net:

At December 31, 2016, 2017 and 2018, the land furniture and equipment are made up as follows:

			Business		Foreign currency
	12/31/2016		acquisition		translation		Additions		Disposals transfers		12/31/2017

Land	Ps	302,050	Ps	290	Ps	7					Ps	302,347
Furniture & equipment	60,001		8,801		380		Ps	5,852	Ps	(2,326)	72,708
Machinery & equipment			54,723		2,843		7,817				65,383
Computer equipment			12,231		464		2,872				15,567
Transport equipment			18,980		975		958				20,913
Improvements to leased premises			42,532		2,384						44,916
Accumulated depreciation	(38,952)						(22,903)		2,326		(59,529)
	323,099		137,557		7,053		(5,404)				462,305
Equipment in transit			1,772		92		9,069				10,933
	Ps	323,099	Ps	139,329	Ps	7,145	Ps	3,665	Ps		Ps	473,238

			Foreign currency
	12/31/2017		translation		Additions		Disposals transfers		12/31/2018

Land	Ps	302,347	Ps	(24)					Ps	302,323
Furniture & equipment	72,708		(335)		Ps	11,093			83,466
Machinery & equipment	65,383		(150)		15,278				80,511
Computer equipment	15,567		(337)		30,860		Ps	(278)	45,812
Transport equipment	20,913		(64)		1,215				22,064
Improvements to leased premises	44,916		52		15,672				60,640
Accumulated depreciation	(59,529)		(929)		(44,298)		278		(104,478)
	462,305		(1,787)		29,820				490,338
Equipment in transit	10,933		(230)		57,439				68,142
	Ps	473,238	Ps	(2,017)	Ps	87,259	Ps		Ps	558,480

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

The consolidated depreciation expense for 2016, was Ps3,822, Ps22,903 in 2017 and Ps44,298 in 2018, including the depreciation of Aerostar Ps40,410 and Ps20,697 for the year ended December 31, 2018 and for the period from May 31 to December 31, 2017 and the depreciation of Airplan Ps1,066 and Ps175 for the year ended December 31,2018 and for the period from from October 19 to December 31, 2017, respectively, and which has been charged in aeronautical and non-aeronautical services costs, and administrative expenses.

Note 8 - Intangible assets, airport concessions and goodwill - Net:

The movements of intangible assets of airport concessions in the periods presented in the consolidated financial statements are as follows:

			Business		Foreign currency
	12/31/2016		acquisition		translation		Additions (**)		Disposals transfers	12/31/2017

Concessions (Regulated activity)	Ps	27,639,119	Ps	20,487,170	Ps	484,045	Ps	1,449,729	Ps	Ps	50,060,063
Licences and ODC	205,527						18,915			224,442
Commercial Right’s (Non-regulated Activity)			6,053,820		140,951					6,194,771
Goodwill			7,081,220		2,115,334					7,296,554
Goodwill’s impairment							(4,719,096			(4,719,096)
Accumulated amortization	(7,560,520)						(1,143,211)			(8,703,731)
	Ps	20,284,126	Ps	33,622,210	Ps	840,330	Ps	(4,393,663)	Ps	Ps	50,353,003

			Foreign currency
	12/31/2017		translation		Additions (*)		Disposals transfers		12/31/2018

Concessions (Regulated Activity)	Ps	49,423,536	Ps	(468,600)	Ps	105,512	Ps	900,805	Ps	49,961,253
Contracts assets	636,527				935,774		(900,805)		671,496
Licences and ODC	224,442				25,229				249,671
Commercial Right’s (Unregulated Activity)	6,194,771		336,860						6,531,631
Goodwill	2,577,458		(10,093)						2,567,365
Goodwill’s impairment	(8,703,731)		25,080		(1,716,443)				(10,395,094)
	Ps	50,353,003	Ps	(116,753)	Ps	(649,928)	Ps		Ps	49,586,322

(*)                    The most significant additions made in 2018 are a) improvements to the facilities at terminal buildings 3 and 4 at the Cancún Airport; b) construction of the federal inspection station and outfitting for operations at the LMM Airport and c) expansion to the national and international passenger terminal area, expansion of the international apron, advances in the construction of the cargo terminal at the Rionegro airport and extension of the passenger terminal and construction of the service center at Quibdó.

(**)            The most significant additions includes: a) Improvements in the installation of the terminal 3 building at Cancún Airport; b) Construction of the new terminal 4 building at Cancún Airport; c) Supply and installation of passenger boarding bridges in the terminals 3 and 4 buildings; d) Expansion of the commercial platform of the terminal 3 building; e) Construction of earth fills and pavement for the terminal 4 platform, and f) Construction of wheel treads, connector, and head rests in Cancún Airport.

As a result of the acquisition of Aerostar, an intangible asset was identified for the commercial rights acquired for an amount of Ps6,053,820, which represent the rights to commercially explore the airport areas in addition to the aeronautical operation, that is, leases to commercial premises, commercial stores and advertisements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

The expense for amortization of concessions in the amount of Ps524,297, Ps1,130,481 Ps1,694,252 in 2016, 2017 and 2018 respectively) has been charged to the cost of aeronautical and non-aeronautical services, this amount includes the amortization of commercial rights of Ps179,199 (Ps98,780 in 2017), recognized by the valuation of its investment in accordance with IFRS 3 “Business combinations”, and the amortization of the intangible assets of Airplan for Ps100,479.

The amortization expense of the Mexican concession by Ps656,428 (Ps571,788 in 2017) has been charged to the cost of the aeronautical and non-aeronautical services.

The amortization expense of the Aerostar concessions by Ps406,261 (Ps405,090 for the 7 months period in 2017) has been charged to the cost of aeronautical and non-aeronautical services.

The amortization expense of the Airplan concessions by Ps351,885 (Ps54,823 for the 2 months period in 2017) has been charged to the cost of aeronautical and non-aeronautical services.

Otherwise, the expense for amortizing licenses and ODC of Ps22,191 (Ps12,730 in 2017 and P12,554 in 2016) has been charged to administrative expenses.

8.1) Impairment testing of goodwill

The Administration reviews the performance of the business based on a segmentation of its subsidiaries based on its geography. Goodwill is assigned to the operating segments that are expected to benefit from the synergies of the business combination, regardless of whether other assets or liabilities of the acquired entities are assigned. The following is a summary of the allocation of goodwill for each operating segment:

	2017 and 2018
Aerostar (Note 1.1)	Ps	887,169
Airplan (Note 1.2)	1,474,955

	Ps	2,362,124

Significant estimate - Impairment:

As a result of the passage of Hurricane Maria on the island of Puerto Rico on September 20, 2017, which affected the infrastructure of the LMM airport as well as causing severe damage to the rest of the island that impacted the expected future flows of Aerostar the Company recognized an impairment of Ps4,719,096 in cost of aeronautical and non-aeronautical services within operating costs and expenses. As a result of the above, the Administration also carried out impairment tests on the intangible asset of the concession, without determining a deterioration to be recognized. Remaining a net effect, as shown below:

Goodwill (Note 1.1)	Ps	5,606,265
Impairment (Note 4)		(4,719,096)

	Ps	887,169

Methodology:

Aerostar and Airplan.- The Company’s Management performed the calculation based on the fair value less costs to sell and the value in use, in accordance with the methodologies established in IAS 36, derived from

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

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

For each CGU with a significant amount of goodwill, the key assumptions are the following:

	2018		2017
	Airplan	Aerostar	Airplan	Aerostar
	%	%	%	%
Discount rate	10.46	10.93	10.07	10.00
Discount rate for the value in use method	15.12	11.75	15.12	11.75
Annual average of revenue growth	3.10	4.14	3.10	2.44
Output passenger growth rate	4.50	2.50	3.80	1.88
Level of the fair value hierarchy of value recoverable from the CGU	3	3	3	3

Management has determined the values assigned to each of the above key assumptions as follows:

Assumptions	Approach used to determine the values

Discount rate	It reflects the specific risks related to the market rates of the industry and the countries in which they operate.

Annual average of revenue, operating costs and expenses rates	Weighted average growth rate during the period of the concessions, historical trends of national and international passengers are based.

Passenger departures growth rates	Weighted average rate of growth in departing passengers during the period of the concessions which is linked to the operational and financial growths.

CGU Aerostar:

2018:

If the discount rate applied to the cash flow projections of this CGU would have been + 1% or -1%, the Management’s estimate would have to recognize the following additional effects. In the case of a rate increase (11.93% instead of 10.93%), the Company would have to recognize and additional impairment of Ps617,025, and in the case of the decrease in the rate (9.93% instead of 10.93%) the excess of cash flows against the carrying value would be increased by Ps2,350,705.

2017:

If the discount rate applied to the cash flow projections of this CGU would have been + 1% or -1%, the Management’s estimate would have to recognize the following additional effects. In the case of a rate increase (11.93% instead of 10.93%), the Company would have to recognize and additional impairment of Ps1,525,824, and in the case of the decrease in the rate (9.93% instead of 10.93%) Company would have to recognize a lower amount of impairment of Ps1,827,599

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

CGU Airplan:

2018:

If the discount rate applied to the cash flow projections of this CGU would have been + 1% or -1%, the Management’s estimate would have to recognize the following additional effects. In the case of a rate increase (11.46% instead of 10.46%), the Company would have to recognize and additional impairment of Ps118.552, and in the case of the decrease in the rate (9.46% instead of 10.46%) the excess of cash flows against the carrying value would be increased by Ps371,769.

2017:

If the discount rate applied to the cash flow projections of this CGU would have been + 1% or -1%, the Management’s estimate would have to recognize the following additional effects. In the case of a rate increase (11.07% instead of 10.07%), the Company would have to recognize and additional impairment of Ps393,929, and in the case of the decrease in the rate (9.07% instead of 10.07%) the excess of cash flows against the carrying value would be increased by Ps429,668.

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

December 31, 2016, 2017 and 2018

h)                       The terms and conditions of the regulations governing the operations of the Company may be modified by the SCT.

Aerostar:

The purpose of the Aerostar concession (Agreement) is to operate the public airport safely by maintaining the highest possible levels of safety and protection at the LMM Airport, and promoting, facilitating and improving commerce, tourism and economic development. The Puerto Rico authorities, Aerostar and the other airlines have agreed to the terms and conditions of the LMM Airport Facility Contract.  The concession period is 40 years as of the closing of the agreement assigning the Airport’s operating rights (February 27, 2013).

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

The Agreement requires Aerostar to make a cash payment of USD2.5 million per year for the first five years after the first five years, the authority establishes a payment of “Annual Authority Income Share”, consisting of 5 % of the gross revenues of the airport obtained by Aerostar from the sixth year to the thirtieth year. From year 31 to 40, this amount will increase to 10% of the airport’s gross revenues.

Airplan:

The object of the concession contract 8000011-0K is the granting by Aerocivil in favor of Airplan of the concession for the administration, operation, commercial exploitation, adaptation, modernization and maintenance of the airports Antonio Roldán Betancourt, El Caraño, José María Córdova, Las Brujas and Los Garzones, and the granting by Olaya Herrera Airport Public Authority in favor of the concessionaire of the concession for the administration, commercial operation, adaptation, modernization and maintenance of Enrique Olaya Herrera Airport.

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

December 31, 2016, 2017 and 2018

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

It must be taken into account, for purposes of the regulated revenue expected as defined in the concession contract, that the expected regulated revenue will increase once each of the complementary works (mandatory or voluntary) is delivered to the grantor.  As of December 31, 2017 and 2018, the expected regulated income adjusted for complementary works is Ps14,292 and Ps15,973, respectly.

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

Fiduciaria Bancolombia Contract

For the administration of the resources of the Concession and the payment of the obligations in charge of the Concessionaire Airplan, it was forced to constitute a trust, to which it transfers all of its gross income received and all the resources of debt and capital that it obtains for the execution of the Concession.

The Trustee will maintain, in accordance with current accounting standards, a record of each and every one of the payments and transfers that are made to third parties or to the Concessionaire itself with charge to any of the accounts of the Trust. The foregoing without prejudice to understand that the assignment of regulated income and non - regulated income that this agreement makes the Concession is made in favor of the Concessionaire and not the trust and that the debt and capital resources obtained by the Concessionaire should be adequately recorded as such in its own accounting and not in the trust, since it is constituted solely for purposes of the administration of resources.

The constitution of the trust was made through the execution of an irrevocable mercantile trust and administration contract whose term will be the maximum authorized by Colombian commercial laws.

8.3) Subsequent measurement of the intangible asset

The Company will subsequently measure the intangible asset over its economic useful life at cost, less accumulated amortization and impairment loss.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Note 9 - Investment in joint ventures accounted for under the equity method:

In 2013, the Company participated in a bidding process through its subsidiary, Aeropuerto de Cancún, S. A. de C. V. (Cancún) for a long-term lease agreement to operate and administer the LMM Airport located in San Juan, Puerto Rico.

The investment between Highstar Capital IV (Highstar) and Cancún Aiport, created Aerostar Airport Holdings, LLC (Aerostar). It was determined that operations of Aerostar constitute a Joint Venture.  Aerostar signed a 40-year lease agreement to operate the LMM Airport.  As part of the bidding terms, Aerostar made an initial payment of USD615 million (Ps7,846 million pesos approximately) to the Puerto Rico authorities.  A portion of that payment was funded by a private placement of bonds by Aerostar in the amount of USD350 million (Ps4,471 million pesos approximately) in the same year of acquisition of the concession.

Nature of the investment

Aerostar is a limited liability company incorporated under the laws of Puerto Rico.  It is mainly engaged in operating the facilities of the LMM Airport.  Aeropuerto de Cancún, S. A. de C. V. holds 60% in the ownership interest of Aerostar (50% until May 30, 2017) and the Public Sector Pension Investment Board “PSP Investments” own the other 40% (until May 26, 2017 owned by Highstar Capital IV in 50%). See Note 1.

Passenger Facility Charges (PFC):

The United States Congress of North America approved the “Aviation Safety and Capacity Expansion Act.” In which it authorizes United States airports to impose a Passenger Facility Charge (PFC). PFC can be used for airport projects that meet at least one of the following criteria: preserve or improve the security, protection or capacity of the national air transport system; reduce noise or mitigate noise resulting from an airport; or provide opportunities for increased competition between airlines. PFC revenues and accrued interest are restricted for use in capital projects approved by the FAA and are classified as restricted cash.  See Note 5.1. For the period from June 1 to December 31, 2017, and the year ended December 31, 2018, revenues collected by PFC were Ps191,356 and Ps329,532, respectively.

As of June 1, 2017, Aerostar consolidates its shareholding as a subsidiary in the Company, increasing its shareholding from 50% to 60%, for which the recognition as a joint venture is until May 26, 2017.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

CONDENSED STATEMENT OF FINANCIAL POSITION

	December 31,		May 26,
	2016		2017
Cash and cash equivalents	Ps	719,254	Ps	543,242
Restricted cash and cash equivalents	21,044		16,989
Other current assets	201,992		142,410
Current assets	942,290		702,641
Financial liabilities	(92,367)
Other current liabilities	(615,709)		(647,896)
Current liabilities	(708,076)		(647,896)
Working capital	234,214		54,745
Land, furniture and equipment	152,758		135,373
Intangible assets, airport concessions - Net	14,661,436		13,254,582
Other non-current assets	571		556
Non-current assets	14,814,765		13,390,511
Long-term debt	(7,693,682)		(6,824,310)
Loan payable to the Company	(1,886,546)		(1,430,310)
Other non-current liabilities	(265,040)		(286,325)
Deferred taxes - Net	(225,107)		(203,502)
Non-current liabilities	(10,070,375)		(8,744,447)
Stockholders’ equity	Ps	4,978,604	Ps	4,700,809

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	For the		Period from
	year ended		January 1,
	December 31,		to May 26,
	2016		2017
Total revenue	Ps	2,526,371	Ps	1,170,888
Operating costs and expenses	(1,650,890)		(694,435)
Comprehensive financing loss - Net	(535,053)		(229,789)
Deferred income taxes	(51,931)		(21,974)
Net income for the period	288,497		224,690
Effect for foreign currency conversion	800,692		(475,233)
Comprehensive income (loss)	Ps	1,089,189	Ps	(250,543)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Reconciliation of condensed financial information

	December 31,		May 26,
	2016		2017
Initial capital contribution to Aerostar	Ps	3,016,003	Ps	3,016,003
Accumulated (deficit) earnings	(112,162)		176,335
Net income for the period	288,497		224,690
Other accumulated comprehensive income	985,574		1,786,266
Other comprehensive income (loss)	800,692		(502,485)
Net assets at period closing	4,978,604		4,700,809
Equity percentage in joint business	50%		50%
Carrying value	Ps	2,489,302	Ps	2,350,405

			From January 1st
	December 31,		to May 26,
	2016		2017
Net income for the period	Ps	288,497	Ps	224,690
Equity percentage in joint venture	50%		50%
Equity method income	Ps	144,248	Ps	112,345

Note 10 - Accounts payable and accrued expenses:

At December 31, 2017 and 2018, the balances are as follows:

	December 31,
	2017		2018
Suppliers	Ps	428,881	Ps	313,574
Taxes payable	157,387		230,196
Use rights of assets under concession	127,076		247,729
Accounts payable to related parties (Note 15.1)	87,951		97,332
Salaries payable	111,984		127,289
Sundry creditors for services provided	583,059		810,973
Accounts payable to contractors	265,236		44,331
Total	Ps	1,761,574	Ps	1,871,424

Due to the fact that these accounts mature at a term of under one year, their fair value is considered to approximate their book value.

Note 11 - Bank loans:

At December 31, 2017, the Company has used the total amount of these credits as shown in the next page,

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

	Credit line		Credit line		Principal		Commissions and		Term				Fair
Bank	foreign currency		used in pesos		amortization		interests - Net		Short		Long		value

Santander, S.A.			Ps	2,000,000	Ps		Ps	14,875	Ps	14,875	Ps	2,000,000	Ps	2,089,786
BBVA Bancomer, S. A.			4,000,000		4,000,000
BBVA Bancomer, S. A			2,000,000				(10,576)		2,967		1,986,467		2,091,065
BBVA Bancomer, S. A.	USD	72,500	1,425,560				3,215		5,675		1,423,100		1,540,499
Bank of America Merrill
Lynch (*)	USD	72,500	1,425,560				3,215		5,675		1,423,100		1,535,374

Total Mexico	USD	145,000	Ps	10,851,120	Ps	4,000,000	Ps	10,729	Ps	29,182	Ps	6,832,667	Ps	7,256,724

Bancolombia	COP	150,000,000	Ps	1,295,381	Ps		Ps	(2,595)	Ps	103,100	Ps	1,189,686	Ps	1,204,983
CorpBanca Colombia	102,000,000		813,757				(633)		2,840		810,284		819,385
Banco Davivienda	90,000,000		718,021				(1,159)		2,488		714,374		722,990
Banco de Bogotá	37,000,000		328,111				(1,047)		34,159		292,905		297,229
Banco de Occidente	37,000,000		295,187				(1,258)		1,031		292,898		297,229
Banco Popular	8,000,000		63,824				(941)		369		62,514		64,266
Banco AV Villas	8,000,000		63,824				(49)		223		63,552		64,266
Servicios Financieros	8,000,000		63,824				(1,243)		79		62,502		64,266

Total Airplan	COP	440,000,000	Ps	3,641,929	Ps		Ps	(8,925)	Ps	144,289	Ps	3,488,715	Ps	3,534,614

			Ps	14,493,049	Ps	4,000,000	Ps	1,804	Ps	173,471	Ps	10,321,382	Ps	10,791,338

At December 31, 2018, the Company has used the total amount of these credit lines as shown below:

	Credit line		Credit line		Principal		Commissions and		Term				Fair
Bank	foreign currency		used in pesos		amortization		interests - Net		Short		Long		value

Santander, S. A.			Ps	2,000,000	Ps		Ps	(10,733)	Ps		Ps	1,989,267	Ps	2,132,256
BBVA Bancomer, S. A.			2,000,000				(1,598)		2,731		1,995,671		2,135,210
BBVA Bancomer, S. A.	USD	72,500	1,425,560		1,425,560
Bank of America Merrill
Lynch	USD	72,500	1,425,560		1,425,560

Total Mexico	USD	145,000	Ps	6,851,120	Ps	2,851,120	Ps	(12,331)	Ps	2,731	Ps	3,984,938	Ps	4,267,466

Bancolombia, S. A.	COP	146,250,000	Ps	1,099,078	Ps		Ps	2,656	Ps	58,958	Ps	1,042,776	Ps	1,065,445
Corpbanca Colombia, S. A.	99,450,000		747,684				2,947		40,030		710,601		724,502
Banco Davivienda, S. A.	87,750,000		659,584				2,064		35,317		626,331		639,267
Banco de Bogotá, S. A.	36,074,210		270,972				144		14,528		256,588		262,810
Banco de Occidente, S. A.	36,074,228		270,970				135		14,527		256,578		262,810
Banco Popular, S. A.	7,799,030		58,389				(580)		3,275		54,534		56,824
Banco AV Villas, S. A.	7,800,000		58,642				233		3,141		55,734		56,824
Servicios Financieros, S. A.	7,800,000		58,393				(867)		3,008		54,518		56,824

Total Airplan	COP	428,997,468	Ps	3,223,712	Ps		Ps	6,732	Ps	172,784	Ps	3,057,660	Ps	3,125,306

					Ps	2,851,120	Ps	(5,599)	Ps	175,515	Ps	7,042,598	Ps	7,392,772

(*)            The following variables were used to determine the fair values of the loans at December 31, 2017 and 2018:

As a result of the business combination in Airplan on October 19, 2017, a fair value of the syndicated loan, valued at its amortized cost, was determined, increasing its value by Ps605,382. The debt contracted in the original currency (the Colombian peso) plus this adjustment to fair value will result in COP535,125,402.

Mexico:

2017:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

•                            FRA LIBOR Curve 6 months.

•                            FRA TIIE Curve 28.

•                            LIBOR Discount curve 3 months.

•                            Implicite curve weights.

•                            Probability of default ASUR.

2018:

•                            FRA TIIE Curve 28 at December 31, 2018.

•                            Implicit Curve Weights as of December 31, 2018.

•                            Probability of default ASUR at December 31, 2018.

Airplan:

2017:

•                            Spot Rate (DTF) at the start date of each of the provisions.

•                            Colombian reference rate

Level 2 of fair value hierarchy

2018:

•                            Spot Rate (DTF) at the start date of each of the provisions.

•                            Colombian reference rate as of December 31, 2018.

•                            Probability of default ASUR at December 31, 2018.

Methodology:

The following methodology was used to determine fair value in the terms of IFRS 13: The valuation technique used is one recognized in the financial environment (estimated future cash flows discounted at their present value) using market information available at the valuation date.

Mexico:

On July 17, 2015, the Company agreed on several lines of credit with BBVA Bancomer and Bank of America Merrill Lynch in the amount of USD 215 million.  The loan will be amortized in nine payments, from July 2018 to July 2022. The loan was denominated in US dollars and was subject to LIBOR plus 1.85%. On November 16, 2017, the Company paid USD70 million toward the principal and canceled the remaining portion of the loan, in order to renegotiate new loans with both banks for USD72.5 million from each. The loans are for a six-year period and mature on November 16, 2023. The loans are denominated in US dollars and are subject to LIBOR plus a spread of 1.525% for one and LIBOR plus a spread of 1.45% for the other.

The credit lines may be used for general corporate purposes and to finance capital expenditures related to the PMD. On May 16, 2018, the Company made a capital payment of USD72.5 million (Ps1,415,301) and on November 16, 2018, paid off the remainder of the USD72.5 million loan (Ps1,478,848).

On July 31, 2017, Cancún Airport entered into a loan with BBVA Bancomer in the amount of Ps4,000 million. The term of the loan was one year, which would be amortized in a single payment on July 31, 2018.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

The loan was denominated in pesos and subject to the monthly rate TIIE plus 0.60% for the period from July 31 to October 31, 2017, TIIE plus 0.85% from October 31, 2017, to January 31, 2018, TIIE plus 1.10% from January 31 to April 30, 2018, and TIIE plus 1.60% from April 30 to July 31, 2018. The credit was used for general corporate purposes.

On October 2017, the Company restructured the debt with BBVA Bancomer, liquidating Ps4,000 million, and acquiring with the same institution a loan of Ps 2,000 million. The new loan is payable in seven years and will be paid in nine semiannual payments from October 2020 to October 2024 at the rate of 28-day TIIE plus 1.25 points.

On October 2017, the Company acquired a loan with Banco Santander of Ps 2,000 million.  The term of the loan is five years, with maturity on October 27, 2022, at the TIIE rate of 28 days plus 1.25 points.

Airplan:

On June 1, 2015, the Company acquired a new long-term syndicated loan of COP440,000,000 Colombian pesos (Ps2,897,404) payable in 2027 with a three-year grace period for the payment of principal.

The participants of this syndicated loan are:

Amount
Entity	(COP)

Bancolombia, S. A.	$150,000,000
Corpbanca Colombia, S. A.	102,000,000
Banco Davivienda, S. A.	90,000,000
Banco de Bogotá, S. A.	37,000,000
Banco de Occidente, S. A.	37,000,000
Banco Popular, S. A.	8,000,000
Banco AV Villas, S. A.	8,000,000
Servicios Financieros, S. A.	8,000,000

$440,000,000

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

December 31, 2016, 2017 and 2018

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

During the term of the loan made by BBVA Bancomer and Merrill Lynch, the Company and its subsidiaries are not authorized to place a lien on any of the properties or sell any assets equivalent to more than 10% of the total assets consolidated in the most recent tax quarter prior to the sale or make any fundamental changes to the corporate structure.

Airplan:

The Company is obligated throughout the term of the credit to comply with the following financial commitments:

Maintain long-term financial indebtedness limited to this syndicated loan operation: this consists of the sum of the balances payable by the debtor during the term of the syndicated loan, as a result of long- and short-term financial indebtedness, the amount of which may not exceed the sum of COP440,000,000 Colombian pesos.

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

The Company is in compliance with the financial obligations and clauses of all loans at December 31, 2017 and 2018.

Note 12 — Long-term debt:

As a result of including Aerostar in the consolidation, as from May 31, 2017, the following long-term debt is recorded.

As of May 31, 2017, Aerostar consolidates as a subsidiary in the Company by increasing its shareholding from 50% to 60%, and thus obtaining control.

To finance a portion of the agreement payment to the Puerto Rico Authority, and certain other costs and expenditures associated with it, Aerostar into a Note Purchase Agreement in March 22, 2013, where Aerostar authorized the issue of subordinated bonds and sale of an aggregate principal of Ps4,471 million mexican pesos (USD350 million) of its 5.75% senior secured notes due on March 22, 2035.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Performance	2.39%
Spread credit (bps)	+336
Coupon	5.75%

On June 24, 2015, Aerostar signed an agreement for private placement of bonds in the amount of Ps737 million pesos (USD50 million), maturing on March 22, 2035, based on the following conditions:

Performance	6.75%

At December 31, 2017 and 2018, the integration of the debt is shown as follows:

	Credit line		Interest		Credit line		Interest		Term				Fair
2017	used in USD		in USD		in pesos		in pesos		Short		Long		value

Loan	USD	400,000	USD	6,444	Ps	7,489,465	Ps	126,712	Ps	340,288	Ps	7,149,177	Ps	6,766,798

	Credit line		Interest		Credit line		Interest		Term				Fair
2018	used in USD		in USD		in pesos		in pesos		Short		Long		value

Loan	USD	400,000	USD	9,831	Ps	7,333,536	Ps	(51,268)	Ps	324,590	Ps	6,957,678	Ps	7,509,065

Inputs:

2017:

Corporate risk through Yield to Maturity of comparable bonds of the “Transportations and Logistics” sector. Level 2 of fair value hierarchy.

Level 2 of fair value hierarchy.

2018:

Corporate risk through Yield to Maturity of comparable bonds of the “Transportations and Logistics” sector at December 31, 2018.

Methodology:

The following methodology was used to determine fair value in the terms of IFRS 13: the valuation technique used is one recognized in the financial environment (estimated future cash flows discounted at their present value) using market information available at the valuation date.

Note 13 - Stockholders’ equity:

At December 31, 2017 and 2018, the minimum fixed capital with no withdrawal rights is of Ps1,000 and the variable portion is of Ps7,766,276, (nominal figure) comprised of 300,000,000 common, nominative Class I shares no par value, wholly subscribed and paid in.  The variable portion of capital stock is comprised of Class II common, nominative shares.  At December 31, 2018, no Class II shares have been issued. Both

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

classes of shares will have the characteristics determined at the Shareholders’ meeting where issuance is approved and they are integrated as shown in the next page:

	Total shares		Capital Stock as of December 31,
Description	2017	2018	2017		2018

“B” Series	277,050,000	277,050,000	Ps	7,173,079	Ps	7,173,079
“BB” Series	22,950,000	22,950,000	594,197		594,197

Total	300,000,000	300,000,000	Ps	7,767,276	Ps	7,767,276

All ordinary shares confer the same rights and obligations on the holders of each series of shares.  Series BB shares have voting shares and other rights, such as the right to elect two members of the Board of Directors, and Series B shareholders are entitled to appoint the remaining members of the Board of Directors. Series BB may not represent more than 15% of the Company’s capital stock.

Legal reserve

The Company is legally required to allocate at least 5% of its unconsolidated annual net income to a legal reserve fund.  This allocation must continue until the reserve is equal to 20% of the issued and outstanding capital stock of the Company.  Mexican corporations may only pay dividends on retained earnings after the reserve fund for the year has been set up.

Reserve for acquisition of shares

The reserve for acquisition of shares represents the reservation authorized by the stockholders for the Company to purchase its own shares subject to certain criteria set forth in the bylaws and the Securities Market Law.  At December 31, 2017 and 2018, the reserve for repurchase of shares totals Ps7,052,635 and Ps9,862,262, respectively.

Dividends

At the April 26, 2017 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends of  Ps1,848,000 (nominal), which don’t gave rise to income tax because the dividends were paid from the Net Tax Profit Account (CUFIN, by its initials in Spanish).

At the April 26, 2018 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends of  Ps2,034,000 (nominal), which don’t gave rise to IT because the dividends were paid from the Net Tax Profit Account (CUFIN, by its initials in Spanish).

Dividends are tax free if paid from the CUFIN.  Dividends paid in excess of the CUFIN balances are subject to tax equivalent to 42.86%. Tax due is payable by the Company and may be credited against income tax for the year or income tax for the two immediately following fiscal years. Dividends paid from previously taxed earnings are not subject to tax withholding or payment.  At December 31, 2017 and 2018, the companies CUFIN lump sum is Ps8,951,912 and Ps11,382,509, respectively, whereas the combined contribution capital account amounts Ps39,689,426 and Ps41,606,425, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

In the event of a capital reduction, any excess of stockholders’ equity over paid-in capital contribution account balances is accorded the same tax treatment as dividends, in accordance with the procedures provided for in the Income Tax Law (ITL).

Retained earnings

Substantially, all consolidated Company earnings were generated by its subsidiaries.  Retained earnings can be distributed to the Company’s shareholders to the extent that the subsidiaries have distributed earnings to the Company.

Note 14 - Income tax incurred and deferred:

The Company does not consolidate its results for tax purposes.

a.                        Income Tax

Mexico:

In 2016, 2017 and 2018, the Company determined tax profits in its subsidiaries in the amounts of Ps5,051,189, Ps6,358,687 and Ps5,984,043 7, respectively. In 2016, 2017 and 2018, the tax profits were partially offset with the amortization of tax losses in the amounts of Ps86,083, Ps93,975 and Ps41,977, respectively.

The subsidiaries that at December 31, 2017 and 2018, have not assessed income tax due to the tax loss carryforwards are Cozumel, Minatitlan and Tapachula.

Taxable income differs from the book income due to temporary and permanent differences arising from the different bases for the recognition of the effects of inflation for tax purposes and from the permanent effects of items affecting only the book or tax results.

The ITL establishes for 2014 and subsequent years an income tax rate of 30%.

The Company has performed the evaluation of the Preferential Tax Regimes and has determined that this year it is not applicable because it does carry out a business activity, in the case of the investment in the airport of Puerto Rico, and that passive income does not represent more than 20% of its total income.

Aerostar:

The Company determined tax loss in Puerto Rico for Ps437,197 and Ps343,534 in 2017 and 2018, respectively, derived from the agreement with the Department of the Treasury of Puerto Rico in which its operations are subject to income taxes of Puerto Rico of 10% under the provisions of Section 12 (a) of the Public Private Partnership Law (Law) enacted in June 2009. Derived from the analysis carried out by the Administration, it is considered that there are no impacts due to changes in the legislation of the United States of America made since the 2018 fiscal year.

Airplan:

The Company determined taxable income in accordance with the tax law of Colombia for the period from October 19, to December 31, 2017, and fot the year ended December 31, 2018 of Ps48,877 and Ps94,843,

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

and a presumptive income on liquid equity, which results from applying the 4.0% and 3.5% rate on the fiscal liquid equity of the previous year, of Ps23,462 and Ps24,719 respectively.

The Company is subject in 2018 to income taxes in Colombia of 33% (34% in 2017) plus a 6% surcharge on liquid income less COP800,000. The Company determined an income tax of Ps16,618 in 2017 and Ps31,298 in 2018, respectively, and an additional surcharge tax of Ps2,933 and Ps3,600 for the aforementioned periods.

Law 1739 of December 23, 2014 in force, establishes the determination and payment of a surcharge on income tax for equity - CREE, which is the responsibility of the taxpayers of this tax and applies to a taxable base higher than the COP.800,000, which is equivalent to 6%. That over rate was repealed to from the year 2018.

The tax reform establishes that the tax rate applicable for the year 2018 and subsequent years is 33% of the taxable income.

The IT provision at December 31, 2017 and 2018 is as follows:

	December 31,
	2017		2018
Deferred tax asset:

Deferred tax recoverable within the following 12 months	Ps	73,710	Ps	53,121
Deferred tax recoverable after 12 months	253,310		250,491
Recoverable asset tax	327,020		303,612

Deferred tax liability:

Deferred tax payable after 12 months	(3,360,950)		(3,385,280)

Deferred tax liability - Net	Ps	(3,033,930)	Ps	(3,081,668)

The IT provision at December 31, 2016, 2017 and 2018 is as follows:

Mexico:

	2016		2017		2018

Current IT	Ps	1,502,976	Ps	1,908,646	Ps	1,766,083
Deferred IT	(101,792)		(312,091)		13,116

IT provision	Ps	1,401,184	Ps	1,596,555	Ps	1,779,199

Aerostar:

IT deferred for the year ended December 31, 2018 and for the period from May 26 to December 31, 2017	Ps		Ps	28,678	Ps	33,879

Airplan:

Current IT	Ps		Ps	19,551	Ps	(20,098)
Deferred IT			(9,337)		2,981
IT Provision Airplan for the year ended December 31, 2018 and for the period October 19, to December 31, 2017	Ps		Ps	10,214	Ps	(17,117)

Total IT provision	Ps	1,401,184	Ps	1,635,447	Ps	1,795,961

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

The reconciliation between the statutory and effective income tax rates is shown below:

	2016		2017		2018

Consolidated income before IT and joint venture equity method:	Ps	4,887,130	Ps	8,498,889	Ps	6,916,699
Plus (less):
Net (loss) income before taxes of Airplan and Aerostar			16,011		(297,179)
Net (loss) income before taxes of subsidiaries in Mexico not subject to IT	(56,415)		(62,327)		(89,685)

Income before provisions for income taxes	4,830,715		8,452,573		6,529,835

Statutory IT rate	30%		30%		30%

IT that would result from applying the IT rate to book profit before income taxes	1,449,214		2,535,772		1,958,951
Non-deductible items and other permanent differences	11,908		8,693		15,126
Gain on business combination			(2,108,760)
Goodwill impairment			1,415,729
Annual adjustment for tax inflation	(10,974)		(2,406)		12,101
Accounting disconnect inflation	(91,928)		(249,336)		(189,237)
Recognition of deferred income tax at the Huatulco Airport (1)	44,020
Recognition for the year in Aerostar (2)			28,678		33,879
Recognition for the year in Airplan (2)			10,214		(17,117)
Other non-taxable earnings	(1,056)		(3,137)		(17,742)

IT provision	Ps	1,401,184	Ps	1,635,447	Ps	1,795,961

Effective IT rate	29%		19%		28%

(1)                   Based on the tax projections at December 31, 2017, the Huatulco Airport is expected to pay income tax in the future. Accordingly, the Company decided to recognize deferred income tax.  This recognition increased the effective rate by 3%.

(2)                   As of June 1, 2018, Aerostar consolidates into the Company and as of October 19, 2017, Airplan consolidates financially into the Company.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Following are the principal temporary differences with respect to deferred tax:

	Period ended
	December 31,
	2017		2018

Deferred income tax asset:

Deferred income tax asset::
Temporary liabilities	Ps	48,439	Ps	53,121
Fair value of long-term debt	208,394		213,617
Allowance for doubtful accounts	44,916		36,874

	301,749		303,612
Deferred income tax payable:
Fixed and intangible assets	(2,900,893)		(3,139,757)
Temporary assets	(433,411)		(244,502)
Amortization of expenses	(1,375)		(1,021)

	(3,335,679)		(3,385,280)

Deferred income tax liability - net	Ps	(3,033,930)	Ps	(3,081,668)

At June 1, 2017, and October 19, 2017, Aerostar and Airplan consolidated into the Company, respectively, with an initial recognition for deferred tax liabilities of Ps808,894 and Ps861,483, respectively, due to the temporary difference between accounting and tax amortization rates.

(*)                   Includes Ps267,307 and Ps943,256  from Aerostar from the periods 2017 and 2018, and Ps357,563 and Ps909,706 from Airplan in 2017 and 2018.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

The net movements of the deferred tax asset and liability for the year are as follows:

Provision
for loan	Recoverable	Foreign
portfolio	Concessioned	asset	currency
impairment	assets	tax	translarion	Other	Total

Balances at January 1, 2016	Ps	(31,576)	Ps	1,766,981	Ps	(186,875)	Ps	Ps	(24,808)	Ps	1,523,722

Recovery of asset tax	34,090	34,090
Tax charged or credited in the statement of income	(2,354)	(94,340)	(5,098)	(101,792)
(2,354)	(94,340)	34,090	(5,098)	(67,702)

Balances at December 31, 2016	(33,930)	1,672,641	(152,785)	(29,906)	1,456,020

Recovery of asset tax	152,785	152,785
Initial recognition of Aerostar	203,512	203,512
Initial valuation in Aerostar investment	605,382	605,382
Net assets acquired under the business combination of Airplan	281,899	281,899
Effect of foreign currency translation Aerostar	35,117	35,117
Initial recognition of Airplan	356,296	223,289	579,585
Effect of foreign currency translation Airplan	7,458	4,922	12,380
1,447,089	152,785	42,575	228,211	1,870,660
Tax charged or credited in the statement of income:
Airplan	(6,191)	(3,146)	(9,337)
Aerostar	28,678	28,678
Mexico	(10,986)	(283,899)	—	(17,206)	(312,091)
(10,986)	(261,412)	—	(20,352)	(292,750)
Balances at December 31, 2017	Ps	(44,916)	Ps	2,858,318	Ps	—	Ps	42,575	Ps	177,953	Ps	3,033,930
Effect of foreign currency translation Airplan and Aerostar	20,427	(22,665)	(2,238)
20,427	(22,665)	(2,238)
Tax charged or credited in the statement of income:
Airplan	(2,468)	178,236	(1,433)	(171,354)	2,981
Aerostar	35,440	(1,561)	33,879
Mexico	10,510	7,755	—	(5,149)	13,116
8,042	221,431	—	(2,994)	(176,503)	49,976
Balances at December 31, 2018	Ps	(36,874)	Ps	3,079,749	Ps	—	Ps	60,008	Ps	(21,215)	Ps	3,081,668

b.                        Return of Asset Tax (AT) in accordance with the Law on Flat Rate Business Tax (Flat Tax Law) [LIETU in Mexico].

AT in excess of IT effectively paid until December 31, 2007, (date on which AT was repealed) is subject to refund in accordance with the procedure established in the Flat Tax Law in the following ten periods up to 10% of the total AT paid and not yet recovered, without it exceeding the difference between the income tax paid in the period and the AT paid in the previous three years, whichever is lower, in accordance with the Flat Tax Law, when income tax incurred is higher than AT in any of those years, and it is subject to restatement through the application of “National Consumer Price Index” Mexican factors.  The last year that the AT can be recovered is 2017.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

During fiscal years 2016, 2017 and 2018, the Company obtained the recovery of AT for Ps50,716, Ps211,675 and Ps89,365 respectively, with no recognition in the results of 2016 and recognition in the results of 2017 and 2018 as revenue Ps58,890 and Ps89,365, respectively.

In 2017 and 2018, AT of Ps932 respectively, was applied in the results for the period under income taxes in favor of some subsidiaries in which the tax will not be recoverable not in accordance with the procedure established in the Flat Tax Law, which establishes that the tax is recoverable gradually every year up to a maximum of 10% of the total AT paid in the 10 years prior to 2008.

Recoverable taxes

At December 31, 2018 and 2017, the tax credits are as follows:

	December 31,
	2017		2018

Income tax	Ps	74,885	Ps	345,730
Asset tax	8,006

	Ps	82,891	Ps	345,730

Aerostar Tax loss Carry forwards:

Aerostar had cumulative tax loss carry forwards whose right to be amortized against future taxable income expires as shown below:

					Year of
Year of loss	Amount				expiration
2012	USD	7,085	Ps	139,220	2022
2013	37,256		732,080		2023
2014	25,545		501,959		2024
2015	28,520		560,418		2025
2016	27,745		545,189		2026
2017	22,248		437,173		2027
2018	17,482		343,521		2028
Total	USD	165,881	Ps	3,259,560

Temporal differences not recognized

Temporary difference related to investments in subsidiaries for which no liabilities have been recognized for deferred income tax:

Undistributed utilities	Ps	3,089,012
Tax rate	30%

Deferred income tax liabilities unrecognized with the previous temporary differences	Ps	926,704

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

This tax could be subject to a more thorough revision, as well as the application of tax treaties existing in the countries of origin.

Note 15 - Balances and transactions with related parties:

15.1)      Balances receivable and payable

At December 31, 2017 and 2018, respectively, the balances receivable from (payable to) related parties shown in the consolidated statement of financial position are comprised as follows:

	2017		2018

Accounts receivable:
Autobuses de Oriente ADO, S. A. de C. V. (Shareholder/services)	Ps	47	Ps	538
Autobuses Golfo Pacífico, S. A. de C. V. (Shareholder/services)	390		271

	Ps	437	Ps	809
(*) Accounts payable and accumulated expenses (Note 10):
Inversiones y Técnicas Aeroportuarias, S. A. de C. V.
(Shareholder/technical assistance)	Ps	(82,771)	Ps	(96,643)
Sociedad Operadora Airplan, S. A.
(Shareholder/technical assistance)	(4,133)
Lava Tap de Chiapas, S. A. de C. V.
(Key Management personnel/services)	(1,047)		(689)
	(87,951)		(97,332)
Net
	Ps	(87,514)	Ps	(96,523)

(*)                   These are accounts with terms of less than one year under similar market conditions.

15.2) Transactions with related parties

At December 31, 2016, 2017 and 2018, the transactions shown in the next page were held with related parties, which were set at the same prices and conditions as those that would have been used in comparable operations by third parties.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

	2016		2017		2018

Commercial income:
Autobuses de Oriente, S. A. de C. V. (Stockholder)	Ps	9,615	Ps	11,770	Ps	14,455
Autobuses Golfo Pacífico, S. A. de C. V. (Stockholder)	5,947		6,382		7,014
Coordinados de México de Oriente, S. A. de C. V. (Stockholder)	134		139		150

Interest income:
Aerostar (joint venture)	83,483		69,202

Expenses:
Stockholders:
Technical assistance (Note 15.4)	(288,111)		(346,487)		(386,249)

Related parties:
Administrative services
Leasing	(4,825)		(5,019)		(5,232)
Cleaning services	(9,541)		(10,239)		(10,854)
Other	(2,473)		(598)

15.3) Compensation of key personnel

Key personnel include directors, members of the Steering Committee, and Committees.  In the years ended on December 31, 2016, 2017 and 2018, the Company granted the following benefits to the key Management personnel, the Steering Committee and the different Company Committees:

	2016		2017		2018

Short-term salaries and other benefits paid to key personnel (Note 18.17) (*)	Ps	40,062	Ps	84,642	Ps	119,202
Fees paid to the Board of Directors and Committees	4,766		4,974		8,695

(*)                   In 2018, 2017 and 2016, includes cost of Ps53,268, Ps34,879, and Ps16,350 and Ps3,268, respectively by key personnel of directors of Aerostar and Airplan, who as of June 1, 2018 and October 19, 2017, respectively, were consolidated into the Company.

15.4) Technical assistance agreement

With regard to the sale of series “BB” shares to ITA held in 1998, the Company signed a technical assistance agreement with ITA, whereby the latter company and its stockholders agreed to provide management and consulting services and transfer knowledge and experience in the industry and technology to the Company in exchange for compensation.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

In accordance with the contract, the Company agreed to pay an annual compensation equivalent to the higher of a fixed amount or 5% of the consolidated income of the Company before deducting the compensation for technical assistance and before the comprehensive financial result, income tax, depreciation and amortization, determined in accordance with financial reporting standards applicable in Mexico. Beginning in 2003, the minimum fixed amount is of USD2 million (Ps29.4 million pesos).

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

At December 31, 2016, 2017 and 2018, the expenses for technical assistance amounted to Ps288,111, Ps346,487 and Ps386,249, respectively which are recorded in the consolidated comprehensive income statement within the aeronautical and non-aeronautical service cost line.  ITA also has the right to refund the expenses incurred during the provision of the services specified in the agreement.  The ITA series “BB” shares were put in a trust in order to ensure compliance with the technical assistance agreement, among other things.

Note 16 - Commitments and contingencies:

Commitments

a.                        The Company began leasing office space on May 21, 2015, under an operating lease agreement.  This agreement includes an available extension of 60 months.  The monthly rent due is of USD21,547 (Ps11,855).

The total minimum future payments derived from the non-cancellable operating lease agreement that shall be covered in the future are as follows:

Up to one year	Ps	5,232
Between one and three years	10,464

Total	Ps	15,696

At December 31, 2017 and 2018, the rent expense embedded within the aeronautical and non-aeronautical service cost in the statement of income, was approximately of Ps5,019 and Ps5,232, respectively.

b.                        On June 22, 2018, the Company received SCT approval for the PMDs for the five-year period from 2019 to 2023 in which the Company committed to carry out improvements.

At December 31, 2018, investment commitments for that PMD are as follows:

Period	Amount
2019	Ps	2,173,764
2020	5,108,847
2021	3,017,146
2022	1,816,852
2023	849,799
	Ps	12,966,408	(1)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

(1)                   Figures in thousand pesos adjusted at December 31, 2018 based on the Construction Price Index (IPCO) in the terms of the PMD.

c.                         Pursuant to the terms for the purchase of the land in Huatulco that occurred in October 2008, the Company has the obligation to build 450 hotel rooms, for which purpose the Company will enter into agreements with third parties to develop the comprehensive tourism plan without a specific due date.  At December 31, 2018, there is an indefinite extension to this commitment issued by FONATUR.

d.                        As part of the Concession Agreement, Aerostar has committed to fund and complete certain capital and repair projects with respect to the LMM Airport Facilities.  The Company has no time restrictions to complete these projects, except that they must be made at any time during the term of the lease.  As these projects are carried out, repairs will be recorded as expenses incurred or capitalized and depreciated according to their nature; consistent with the Company’s accounting policies.  Capital projects will be capitalized as part of an intangible concession improvement asset and will be amortized over their useful lives or the remaining life of the concession contract, whichever is less.  These projects include: the relocation of certain inspection facilities, repairs and improvements to parking garages, road signage, roof repairs, repair of certain aerodrome concrete surfaces, air conditioning improvements, restroom remodeling, extended sidewalk areas, public address systems, security plans and inspection services capacity.  These commitments were excluded from the liability for initial obligations assumed due to factors of uncertainty, the variability of future costs and the extended period of time in which commitments can be fulfilled.

e.                         On September 20, 2017, hurricane Maria made landfall on the island of Puerto Rico. Operations were suspended at the San Juan airport on the 19th and resumed in a limited manner on the 21st of the month. The damages to airport infrastructure have been evaluated by the Company to be approximately USD15 million, of which most have been disbursed at the reporting date and which amount will be recorded in the cost of services as incurred. The infrastructure has material damage insurance. Insurance worth Ps134,637 was recovered in 2018, and was recorded as other income under the consolidated statement of income. At the date of this report, the Company continues negotiating with the insurance companies for full recovery.

f.                          Under the Plan for the Refurbishment and Modernization of the Airplan Concession Contract, the concessionaire is currently committed to delivering the works known as “Plataforma, Calle de Conexión y Bodegas del Terminal de Carga del Aeropuerto José María Córdova de Rionegro”, which as agreed by the parties in Otrosí No. 18 of the Concession Contract, should have been delivered on December 15, 2018 and is still under construction.  A time extension was therefore requested for delivery of that works, which was granted via an amendment to the Concession Contract under Amendment No. 23 which extends the term for delivery of those works by 18 months as from December 15, 2018.

g.                         As concerns complementary works in addition to those specified in the Airplan Concession Contract (via Amendment No. 8 dated 2014), conclusion is still pending of the construction of the Módulos de Conexión Edificio Público and JMC flight works pertaining to one of the Connection modules known as Punto B.  Due to technical difficulties, an order for suspension was issued and a new design was determined. Via amendment No. 22 to the Concession Contract dated April 4, 2018, the term for those works was extended by 541 days as from April 4, 2018 and the project is currently on track.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Contingencies

As of December 31, 2017 and 2018, the Company has confirmed that the results of its lawsuits cannot be accurately predicted as their due processes are currently ongoing and there are not enough elements to determine whether they could largely affect the Company’s financial position in the case of an adverse ruling.

a)                       The Company’s transactions are subject to Mexican Federal and State Laws as well as the Puerto Rico and Colombia Law due to its subsidiaries out of Mexico.

b)                       At the time that the Company was carrying out the competitive bidding process for the sale of shares of the Airport Groups, the SCT established and communicated that concessionaires could amortize for tax purposes the value of the concession up to 15% a year.  In February 2012, the SCT estimated an amount due payable by Cancún in the amount of Ps865 million pesos against the ruling in question, because it considered that the determination of the 15% amortization was not valid in 2006 and 2007.  The Company disagreed with the decision and filed an appeal to overturn this determination.  However, in order to adhere to the amnesty program set forth in Transitory Article Three of the new Income Law for 2013, the Company partially desisted from the appeal as it relates to the income tax obligation, but not in regards to the determination of the additional distribution related to employees’ statutory profit sharing, which the Company continues to appeal.  The risk is that if a judge does not rule in favor of Cancún the amount payable would be Ps116 million pesos.

c)                        There are currently a number of labor suits in progress against the Company, mainly in relation to involuntary termination.  Any sentences that might be handed down not favoring the interests of the Company do not represent significant amounts.  The Company is in legal proceedings at the date of this report and a resolution has not been issued yet.  The total amount of those suits is approximately Ps20 million pesos.

d)                       On March 17, 2014, the Port Authority of Puerto Rico filed a lawsuit against Aerostar and two fuel sellers at the LMM airport claiming to be entitled to a fee charged to the fuel sellers of the airport and not to Aerostar. On November 7, 2018 the court ruled in favor of Aerostar in the sense that all revenues from the fuel sales fee are from Aerostar, but authorizes the Ports Authority to charge two cents of the fee per gallon charged to the fuel sellers. As of the date of this report, the judicial process continues.

Note 17 - Basis for preparation:

The accompanying consolidated financial statements at December 31, 2017 and 2018 have been prepared in accordance with the IFRS and their Interpretations (IFRIC) as issued by the International Accounting Standard Board (IASB).

17.1) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis.  Except for certain financial instruments measured at amortized cost or at their fair value as explained in the accounting policies described below.

The consolidated financial statements have been prepared under the going-concern basis.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

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

Note 18 - Summary of the main accounting policies:

In the following section, we outline the main standards, interpretations or changes to existing standards in effect for the first time for the period beginning on January 1, 2018:

18.1) New standards

i.                            New standards and modifications adopted by the Company

The Company has applied the following standards and modifications for the first time for the annual reporting period beginning on January 1, 2018:

•                            IFRS 9 Financial Instruments

Since January 1, 2018, the Company has prospectively evaluated expected credit losses associated with its debt instruments at amortized cost. The impairment methodology applied depends on whether a significant increase in credit risk has arisen.

For accounts receivable, the Company applies the simplified method allowed by IFRS 9, which requires losses expected over the lifetime of the instrument to be recorded as from initial recognition of accounts receivable. See Note 6 for further details.

IFRS 9 replaces the provisions of International Accounting Standards (IAS) 39, which deals with recognition, classification and measurement of financial assets and financial liabilities, the disposal of financial instruments, the impairment of financial assets and accounting for coverage.

Adoption of IFRS 9 Financial Instruments as from January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recorded in the financial statements. The new accounting policies are explained in Note 18.7. As specified in the transitory provisions of IFRS 9 (7.2.15) and (7.2.26), comparative figures were not restated.

The overall impact on the Group’s retained earnings at January 1, 2018 was $18,284 and is shown in Note 6.

•                            IFRS 15 Revenue from contracts with customers

See application concerning the standard in Note 3 for greater details.

ii.                         New standards and interpretations not yet adopted

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

A number of new standards and interpretations have been published which are not effective for reporting periods at December 31, 2018, and have not been applied in advance by the Company. Following is an explanation of the Company’s evaluation of the impact of these new standards and interpretations:

•                            IFRS 16 Leases

Following is a list of the effects of new standards and amendments thereto issued by the IASB and applicable for annual periods starting on January 1, 2019 and subsequent periods.

IFRS 16 was issued by the IASB in January 2016 for accounting for leases.  The standard replaced IAS 17. IFRS 16 eliminates the classification of leases as either financial or operating and requires recognition of a liability by reflecting future payments and an asset for “right to use” in most leases.  The IASB has included certain exceptions for short-term leases and leases of low-value assets.  The foregoing modifications are applicable to the lessee’s accounting for leases, while rules for the lessor remain similar to those currently in effect.

The Company intends to apply the simplified transition approach as from January 1, 2019 and will not restate the comparative amounts for the year prior to that in which the standard is applied. All other right-of-use assets will be measured at the amount of the leasing liability in adoption of the new rules (adjusted for any leasing expenses accumulated or paid in advance). As concerns short-term leases and assets of little value, it will opt for the practical solution of excluding them from the analysis and recognizing them by the straight-line as expenses in the statement of comprehensive income.

The Company has determined that the effect will be minimum, since it holds only one operating lease contract, as detailed in Note 16(a). The foregoing will not affect the statement of financial position.

•                            IFRIC 23 Uncertainly over Income Tax Treatments

The interpretation explains how to record and measure current and deferred tax assets and liabilities when there is uncertainty concerning the tax treatment. In particular, it explains:

•                            How to determine the appropriate account unit and that each uncertain tax treatment should be considered separately or jointly as a group, depending on the focus that best predicts resolution of the uncertainty.

•                            That the entity must assume that the tax authorities will be examining the uncertain tax treatment and will have full knowledge of all related information, such as ignoring the risk of detection.

•                            That the entity must reflect the effect of the uncertainty in the accounting records for income tax when the tax authorities are unlikely to approve the treatment.

•                            That the impact of the uncertainty should be measured using the most likely figure or the expected value method, whichever best predicts resolution of the uncertainty, and

•                            That judgment and estimations must be freshly evaluated every time circumstances have changed or there is new information affecting resolutions.

Although there are no new disclosure requirements, entities are reminded of the general requirement to provide information on judgments and estimations applied when preparing the financial statements. The

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Company has evaluated the provisions of this standard and considers that it will not impact its financial figures. There are no other standards that have not yet gone into effect that could be expected to significantly impact the Company in current or future reporting periods and in foreseeable future transactions.

18.2)      Consolidation

The Company’s consolidated subsidiaries, all of them based in Mexico, in which it holds shares at December 31, 2017 and 2018 are as follows:

	Shareholding
	percentage (%)	Main activity
Aeropuerto de Cancún, S. A. de C. V. (*)(**)	100.00%	Airport services
Aeropuerto de Cozumel, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Mérida, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Huatulco, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Oaxaca, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Veracruz, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Villahermosa, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Tapachula, S. A. de C. V.	100.00%	Airport services
Aeropuerto de Minatitlán, S. A. de C. V.	100.00%	Airport services
Cancun Airport Services, S. A. de C. V. (***)	100.00%	Airport services
RH Asur, S. A. de C. V.	100.00%	Administrative services
Servicios Aeroportuarios del Sureste, S. A. de C. V.	100.00%	Administrative services
Asur FBO, S. A. de C. V. (***)	100.00%	Administrative services
Caribbean Logistics, S. A. de C. V. (***)	100.00%	Cargo services
Cargo RF, S. A. de C. V. (***)	100.00%	Cargo services

(*)                   Cancún held a 50% of Aerostar until May 26, 2017, which was accounted as a joint venture. See Note 9.  As of May 26, 2017, the Cancún acquired an additional 10% equity interest in Aerostar, As a result of this acquisition, the Company has a 60% shareholding and now controls Aerostar, therefore Aerostar is consolidated in the Company’s financial statements.

(**)            Aeropuerto de Cancún, S. A. de C. V. acquired on October 19, 2017 a 92.42% and later in May 25, 2018 the 7,58% left to obtain the 100% equity interest in Sociedad Operadora de Aeropuertos Centro Norte, S. A. (Airplan), Company that holds the concession for the administration, operation, commercial exploitation, adaptation, modernization and maintenance of the Enrique Olaya Herrera in Medellín, José María Córdova in Rionegro, El Caraño in Quibdó, Los Garzones in Montería, Antonio Roldán Betancourt in Carepa and Las Brujas in Corozal airports, and from that date, Airplan’s results have been incorporated line-by-line into the Company’s and Cancún Airport’s financial statements.

(***)     These subsidiaries sub-consolidate at the Cancún Airport.

Aerostar records and reports its financial information on accounting principles in United States (US GAAP) and in USD.  For purposes of consolidating Aerostar into the Company, a translations to Mexican pesos is performed and a reconciliation from US GAAP to IFRS is carried out.  The exchange rate used at 2017 and 2018 year end was Ps19.66 and Ps19.65 Mexican pesos per dollar.

Airplan records and reports its financial information in IFRS as adopted in Colombia and their corresponding IFRIC issued by the IASB and in Colombian pesos. For purposes of consolidating Airplan

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

into the Company, a translations to Mexican pesos is performed.  The exchange rate used at 2017 and 2018 year end was Ps151.89 and Ps165.29 Colombian pesos per Mexican peso.

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

Goodwill is initially measured as the excess of the consideration paid and the fair value of the non-controlling interest in the acquired subsidiary over the fair value of the identifiable net assets and the liabilities acquired. If the consideration transferred is less than the fair value of the net assets of the acquired subsidiary in the case of a purchase at a bargain price, the difference is recognized directly in the consolidated statement of income. If the business combination is reached in stages, the book value at the date of acquisition of the participation previously held by the Company in the acquired entity, is remeasured at its fair value at the acquisition date.  Any loss or gain resulting from such remeasurement is recognized in the results of the year.  At the date of the measurement made by the Management, a gain in business combination was determined for Ps7,029,200, which was reflected in the consolidated statement of comprehensive income.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

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

(d)                   Investment in joint ventures is accounted for under the equity method

The Company applied the guidance under IFRS 11 to the agreement entered into with Highstar for the operation of the LMM Airport through Aerostar as of the initial operation date of February 27, 2013 until May 30, 2017.  Under IFRS 11, “Joint arrangements” operations are classified as joint operations or joint ventures depending on the contractual rights and obligations of each investor.  The Company has evaluated the nature of its operations and has determined that it is a joint venture.  Joint ventures are recorded by the equity method.

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

In accordance with IFRS 3 “Business combinations”, as of May 30, 2017 the acquisition is considered a business combination conducted in stages, which means that the fair value of interest previously acquired was also revalued.

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

December 31, 2016, 2017 and 2018

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

18.4) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid investments with low risk of changes in value with original maturities of three months or less.  As of December 31, 2017 and 2018, cash and cash equivalents consisted primarily of peso and dollar denominated bank deposits and peso denominated investment bonds issued by the Mexican Federal Government.

18.5) Fiduciary rights

For the administration of the resources of the concession and the payment of the obligations in charge of Airplan a trust is constituted to which it transfers all the gross income received as remuneration of the contract and all the debt and capital resources obtained for the execution of the concession.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

18.6) Restricted cash and cash equivalents

Restricted cash includes cash and cash equivalents that are restricted in terms of withdrawal or use.  The nature of the restrictions includes restrictions imposed by financing agreements, federal agency funds related to capital expenditures, for example, for purposes of Aerostar, PFC and Airport Improvement Program (AIP) or other reserves (for example, Fund for promotion and support of air travel). Aerostar have restricted cash Ps106,350 and Ps47,332 at December 31 , 2017 and 2018 , respectively. See note 5.1 and 9.

Restricted cash and cash equivalents is presented as current if it is expected to be used within twelve months of the filing date.  Any restricted fund beyond twelve months is recorded as non-current. Restricted cash is presented in the consolidated statements of cash flows within the investments activities since it is related to the investment in airport infrastructure.

18.7) Financial assets

•                            Accounting policy applied up to December 31, 2017:

The Company has applied IFRS 9 following the practical file permitted since January 1, 2018, without adjusting comparative figures. As a result, the comparative information for the preceding period continues to be accounted for as per the accounting policy previously in effect, as described below:

a.                        Classification - Up to the accounting policy applied until December 31, 2017, the Company held only financial assets classified as loans and accounts receivable.  Loans and accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. Assets in this category are classified as current assets, unless they are expected to be collected after one year following the closing date, in which case, they are classified as non-current. Loans and accounts receivable are shown in the following captions of the statement of financial position: “Accounts receivable” and “Cash and cash equivalents”.

b.                        Impairment of financial assets - At the end of each year, the Company determines whether or not there is any objective evidence of impairment in each financial asset or group of financial assets. An impairment loss was recorded only when there was objective evidence of impairment as a result of one or more events occurred after initial recognition of the asset ( loss event), when the impact of the loss event ( or events) could be reliably estimated on estimated future cash flows derived from the financial asset or group of financial assets. See Note 6 for further details.

•                            Accounting policy applied from January 1 to December 31, 2018

a.                            Classification - Beginning as from January 1, 2018, the Company classifies its financial assets as per the following measurement categories: a) those measured at amortized cost and b) those subsequently measured at fair value (either with changes in other comprehensive income or in income), not currently held by the Company.   The classification depends on the business model of the entity used to handle its financial assets and the contractual features of cash flows.   The Company reclassifies financial asset when, and only when, it changes its business model for managing those assets. Financial assets of the Company are measured at amortized costs since the contractual terms comply with the SPPI requirement (Integral Principal Payment Only), and the Company’s business method is that of collect cash flows.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

b.                            Measurement - At initial recognition, financial assets at amortized cost are measured at fair value plus transaction costs directly attributable to their acquisition.  The transaction costs of financial assets at fair value (with changes via income or OCI) are recorded in income at the time they arise.   For assets measured at fair value, profits and losses are recorded in income and OCI.  Financial assets with implicit derivatives are entirely considered when determining whether cash flows are merely payments of principal and interest.   Accounts receivable are non-derivative financial assets with fixed or determined payments that are not traded in an active market.  They are included as current assets, except for maturities of over 12 months after the date of the statement of financial position. They are classified as non-current assets.   Loans and accounts receivable are initially valued at fair value, plus transaction costs incurred, and are subsequently recognized at amortized cost.

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

December 31, 2016, 2017 and 2018

Land is recorded at cost and it is not depreciated.  Depreciation of other items of plant and equipment is calculated on the straight-line method based on the residual values over their estimated useful lives.  The useful lives from the date of acquisition are 10 years.  The useful lives at the acquisition date of the furniture and equipment are as shown below:

	2018	2017
	%	%
Furniture equipment	10 to 20	10 to 20
Machinery	10 to 20	10 to 20
Computer equipment	33 to 20	33 to 20
Transportation equipment	20 to 25	20 to 25
Improvements to leased premises	10	10

The residual values, useful life and depreciation method are reviewed and adjusted, if necessary, on an annual basis.

18.9.1) Land

Land represents a territorial extension for which the Company has an obligation of constructing 450 hotel rooms along with the National Tourism Fund (FONATUR by its initials in Spanish) in Huatulco which are recorded at its cost and are not subject to depreciation.  See Note 16c.

18.10) Intangible assets

18.10.1) Concessions

The airports that are part of the Company performed the analysis of the criteria that must be taken into account to know if they are within the scope of IFRIC 12:

a.                        The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them at what price.

•                            The grantor does not need to have full price control; it is sufficient that the price is regulated by the grantor, the contract or the regulator,

•                            The grantor can control the price through a limit mechanism,

•                            The price can vary from fixed price arrangements to those based on a formula up to a maximum price.

b.                        The grantor controls, through ownership, the right of benefits or otherwise, any significant residual interest in the infrastructure at the end of the term of the agreement.

Taking into consideration the foregoing, these criteria are applicable to each of the concessions that the Company has, which is why their measurement and determination will be considered within the scope of IFRIC 12. In addition, at the end of all the concessions, all assets become the property of the nation in which the concession is located.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

Within the scope of IFRIC 12, the respective assets can be classified as:

•                            Financial assets:when the licensor establishes an unconditional right to receive cash flows and other financial assets independently of the use of the public service by the users.

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

Mexico:

Rights to use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired.

Amortization is computed using the straight-line method over the estimated useful life of the concessions; (original term of 50 years as of November 1, 1998) which is 30 years as of December 31, 2018.

Aerostar:

The airport concession right, which includes certain capital expenditures in improvement projects, is recognized at cost less accumulated amortization and impairment losses.

Amortization is calculated using the straight-line method during the term of the agreement (40 years); 35 years as of December 31, 2018.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

18.10.2) Licenses and commercial direct operation (ODC, by its initials in Spanish)

These items are recognized at their cost less the accrued amortization and any recognized impairment losses.  They are amortized on a straight line basis using their estimated useful life, determined based on the expected future economic benefits, and are subject to testing when indication of impairment is identified.

The estimated useful lives at December 31, 2018 are as follows:

Licenses	30 years
ODC	30 years
Commercial Right’s of Aerostar	35 years
Commercial Right’s of Airplan	14 years

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

18.10.4) Intangible assets acquired as part of a business combination

When an intangible asset is acquired as part of a business combination, it is recognized at fair value at acquisition date.  Subsequently, intangible assets acquired in a business combination, such as commercial rights, are recognized at cost less the accumulated amortization and the accrued amount of impairment losses. See useful lives of these rights in Note 18.10.2.

18.11) Impairment of long-term non-financial assets

Long-term non-financial assets subject to amortization or depreciation are subject to annual impairment tests or more frequently if there are events or circumstances that indicate that they might be affected. Other assets are subject to impairment tests when events or circumstances arise that indicate that their book value might not be recovered.  Impairment losses correspond to the amounts where the book value of the asset exceeds their recoverable amount.  The recoverable amount of assets is the higher of the fair value of the asset less the costs incurred for its sale and value in use.  For impairment assessment purposes, assets are grouped at the lowest levels at which they generate identifiable cash flows separately which are largely independent of the cash flows of other assets or the Company’s assets (cash-generating units).

Non-financial assets are assessed at every reporting date in order to identify potential reversals of such impairment.  At December 31, 2017, Management has identified in Aerostar events or circumstances that indicated that a portion of the book value of goodwill might not be recovered for Ps4,719,096. See Note 8.1

18.12) Accounts payable

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

December 31, 2016, 2017 and 2018

Accounts payable are initially recognized at their fair value and are subsequently measured at amortized cost using the effective interest method.

18.13) Bank loans and long-term debt

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

The costs incurred in commissions either from the start of an agreement or generated in the refinancing derived from the renegotiation of an indebtedness, are recorded in a prospective way in case is the alterations to a loan contract are not deemed an extinction of the original document, but it is determined that they are changes only to the conditions for the agreed flows at the beginning of the negotiation.

18.13.2) Costs for loans

Costs for specific and general loans directly attributable to the construction of qualifying assets are capitalized during the period of construction and preparation of the asset for its use. Qualifying assets are those that require a substantial period to be ready and able to be used (usually greater than one year). Financial revenues obtained from temporary investments made with money coming from specific loans that will be used for the construction of qualifying assets are decreased of financial costs eligible for capitalization.

The capitalization of costs for loans in foreign currency that generates interests and losses due to foreign exchange fluctuations, are only capitalized up to the amount of interest that would have been generated by loan in national currency, with similar conditions of time.

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

December 31, 2016, 2017 and 2018

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

The credits for income taxes incurred is computed based on tax laws approved in Mexico at the date of the consolidated statement of financial position.

Current IT is made up of IT, which is recorded under income for the year in which it is incurred.  The tax is based on taxable income.

To determine the IT, the applicable rate in Mexico for 2018 and 2017 was 30%.  The applicable rate for Airplan, according to Colombian legislation for 2018 and 2017 was 33% and 34% and the applicable rate for Aerostar, in accordance with Puerto Rico law for 2017 was 10%.

Aerostar and Airplan hold undistributed profits which, if paid as dividends, would require the beneficiaries to pay tax. There is a temporary taxable difference, but no deferred tax liability is recognized, as the Company as the controlling entity is capable of deciding the point at which the subsidiary should make distributions. It is not expected to distribute those benefits in the foreseeable future, because both companies would first have to pay off their bank or private debts before they can declare dividends.

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

December 31, 2016, 2017 and 2018

obligation.  In those countries where there is no deep market for such bonds, interest rates on government bonds are used.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of the plan assets.  This cost is included in the expense for employee benefits in the consolidated statement of income.

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

Termination benefits

Termination benefits are paid when the employment relationship ends before the normal retirement date or when an employee voluntarily accepts the termination in exchange for these benefits.  The Group recognizes termination benefits on the first of the following dates: (a) it is committed to terminate the employment relationship of employees in accordance with a detailed formal plan without having the possibility of evading its obligation, and (b) when the entity recognizes restructuring costs in accordance with IAS 37 and involves payment of termination benefits.  In the case of an offer that promotes voluntary termination, termination benefits are valued based on the expected number of employees accepting the offer.  Benefits that mature 12 months after the reporting date are discounted to their present value.  The charge to income for the years ended December 31, 2017 and 2018 was Ps1,984 and Ps1,595, respectively.  See Note 4.

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

December 31, 2016, 2017 and 2018

18.19) Basic and diluted earnings per share

Basic earnings per share were computed by dividing income available to the stockholders (Ps4,987,601 and Ps5,834,484) by the weighted average number of shares outstanding in 2017 and 2018.  The number of shares outstanding for the periods from January 1 to December 31, 2017 and 2018 was 300 million.  The basic earnings share for the year ended as of December 31, 2017 and 2018 are expressed in pesos.  As of December 31, 2017 and 2018, there were no outstanding dilutive instruments.

18.20) Financial reporting by segments

The segment financial information is presented in a manner that is consistent with the internal reporting provided to the General Directors in charge of making operational decisions, allocating resources and assessing the performance of the operating segments.

The Company determines and evaluates the performance of its airports on an individual basis, after allocating personnel costs and other costs of services, which are incurred by a Company’s subsidiary which hires some of the Company’s employees.  The performance of these services is determined and assessed separately by Management.  All the airports provide substantially the same services to their clients.  The performance of (Services) is determined and evaluated separately by Management.  All airports provide substantially the same services to their customers.  Note 2 includes the financial information related to the Company’s different segments, which includes Cancún and subsidiaries (Cancún), showing separately due to its importance Aerostar and Airplan, subsidiaries starting on May 26 and October 19, 2017, respectively, the Aeropueto de Villahermosa (Villahermosa), the Aeropuerto de Mérida (Mérida) and Servicios Aeroportuarios del Sureste (Servicios).  The financial information of the remaining six airports, of RH Asur, S. A. de C. V. and of the holding company (including the investment of the Company in its subsidiaries) has been grouped and is included in the “Others” column.  The elimination of the investment of the Company in its subsidiaries is included in the “Consolidation Adjustments” column.

Resources are assigned to the segments based on the significance of each one to the Company’s operations.  Transactions among operating segments are recorded at their fair value.

As of May 26, 2017, Aerostar consolidates its shareholding as a subsidiary into the Company, increasing its shareholding from 50% to 60%, for which the recognition as join venture was until May 26, 2017, and for the period from May 27 to December 31, 2017, consolidates Aerostar line by line into the Company’s finances.

As of October 19, 2017, Airplan, S. A. consolidates as a subsidiary into the Company.

18.21) Revenue recognition

The accounting policies for the Company’s revenue from contracts with customers are explained in Note 3.

With respect to the revenue presented in 2017, it is recognized and disclosed under the previous regulation, which was International Accounting Standard (IAS) 18 - Revenue, as described in the following paragraphs.

Revenue comprises the fair value of the consideration received or to be received for services rendered primarily in the ordinary course of the Company’s business. Revenue is presented net of discounts, as well as the elimination of revenues for services between subsidiaries of the Company, as appropriate.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

The Company recognizes revenue when the amount of it can be valued with reliability, it is likely that the future economic benefits will flow to the entity and specific criteria have been met for each type of service of the Company.

Revenues are obtained from aeronautical services (which are generally related to the use of the airport infrastructure by airlines and passengers), non-aeronautical services and constructions services.

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

As of the issuance of the consolidated financial statements in 2017 and 2018, the reference rate used by the Company, i.e., LIBOR, has remained stable.  If the LIBOR rate increases or decreases by 2.59 percentage points, the effect on the consolidated statement of income would be an increase or decrease in income of approximately Ps1,476 in 2017.  As of December 31, 2018, there are no LIBOR loans. Therefore risk is considered low, based on the materiality of the possible effect.

19.1.2) Exchange rate risk

The Company is exposed to minor risk for changes in the value of the Mexican Peso against the U. S. Dollar. Historically, a significant portion of income generated by the Company (mainly derived from the fees charged to international passengers) are denominated in U. S. Dollars, and despite that, income is invoiced in Pesos at the average exchange rate of the previous month and likewise the cash flows are collected in Pesos. At December 31, 2017 and 2018, the Company is exposed to exchange rate risk for monetary position, as shown in the next page:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

	December 31,
	2017		2018
Monetary position:
Asset	USD	50,905	USD	45,003
Liability	(148,417)		(3,149)

	USD	(97,512)	USD	41,854

At December 31, 2017 and 2018, the exchange rate was Ps19.66 and Ps19.65, respectively. Had the currency weakened by 10% in 2017 and 5% in 2018 with respect to the U.S. Dollar, the Company would have had a profit (loss) on monetary position at the close in the amount of Ps192 in 2017 and Ps41.1 in 2018.  As of April 12, 2019, the exchange rate was Ps18.76.

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

Concentrations:

At December 31, 2017 and 2018, approximately 59.09% and 51.07%, of revenue, not including income from construction services, resulted from operations at the Cancún International Airport.

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

The following table presents the analysis of the net financial liabilities of the Company based on the period between the date of the statement of consolidated financial position and the maturity date.  The amounts presented in the table reflect the undiscounted cash flows, including contractual interest:

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2017	3 months		and one year		and 2 years		5 years
Bank loans and interest	Ps	177,080	Ps	606,433	Ps	880,357	Ps	12,146,826
Long-term debt	337,107		317,789		633,140		11,442,620
Suppliers	428,881
Accounts payable and accrued expenses	1,175,306

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2018	3 months		and one year		and 2 years		5 years
Bank loans and interest	Ps	14,506	Ps	161,009	Ps	212,959	Ps	6,829,639
Long-term debt	119,680		204,910		208,027		6,749,651
Suppliers	313,577
Accounts payable and accrued expenses	1,557,847

The following table shows the Company’s short-term liquidity as of:

	December 31,
	2017		2018

Current assets	Ps	5,787,862	Ps	6,000,912
Current liabilities	2,408,649		2,408,222

Short term position (liquidity)	Ps	3,379,213	Ps	3,592,690

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

The Company operates under three methods to collect from airlines:

a.                        Credit, mainly offered to airlines with which there is a history of frequent and stable flights,

b.                        Advances, from airlines with reasonably stable flights or that are in the exploration stage of routes or destinations, and

c.                         Cash, mainly offered for Charter flights and airlines with new flights.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

19.4) Capital management

The objective of Management is to safeguard the Company’s ability to continue operating as a going-concern in order to provide returns for stockholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

These activities are monitored through the review of information pertaining to the Company’s operation and the Industry.  This effort is coordinated by the CEO.  Through a planning method, detailed simulations are formulated of identified risks as they are known.  The risks identified are valued in terms of probability and impact and are presented to the proper authorities.  The result of all these activities is reported to the market through 20-F reports, the sole circular and quarterly reports by a financial risk analysis committee that reports to Company’s Board of Directors.

19.5) Fair value

Financial instruments at fair value, presented by levels, in accordance with the valuation method used are included in levels 1 and 2.  At December 31, 2017 and 2018, the Company has no financial instruments carried at fair value.

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

20.1        Revenue

20.2        Deferred taxes, assets and liabilities

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

20.3 Reserve for doubtful accounts

20.4 Commercial services revenues from leased locales

20.5 Useful life of the Airplan concession

20.6 Evaluation of impairment of goodwill

20.1 Revenue

As described in Note 19.1.3, Management regularly monitors and adjusts income so as to avoid exceeding the maximum rate at each of the airports operated by the Company in Mexico, which is the annual maximum income per traffic unit that can be received, and therefore the amount that the Company can record for services rendered whose prices are regulated.

If the Company recognized income exceeding that maximum rate, the authorities could cancel one or more of Company’s airport concessions. Therefore, Management regularly monitors regulated income in Mexico to ensure it does not exceed the limit. The application of the procedure established in the concession titles for determining maximum rates and securing the necessary information are complex procedures. Among the information used in determining the maximum rate is passenger traffic and cargo statistics, in addition to variables such as the National Producer Price Index (excluding oil), authorized rates for airport services and the Rate for Airport Use.

20.2 Deferred taxes, assets and liabilities

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

20.3 Reserve for doubtful accounts

The Company carries out constant evaluations of the credits made to its clients and adjusts the credit limits based on the payment history of its clients as well as on the credit’s current value.  It continuously monitors collections and payments of its clients, thus preventing estimated credit losses based on its experience and losses from collection to the client that has been identified.  Although those credit losses have been historically within expectations, as well as within the reserve created to prevent them, it cannot be guaranteed that the Company will continue experiencing the same credit losses that it had in the past.  See Notes 6 and 18.7.

The Company conducts a sensitivity analysis to determine the degree to which possible changes to the assumptions used in determining whether or not the amount calculated of the reserve would be significantly affected.  Management has concluded that percentage used to determine the reserve is the most sensitive assumption and therefore, if said percentage were to show an increase or decrease of 15%, it would have no

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

significant effect, since this would represent Ps29 positive or negative in 2017 and Ps24 positive or negative in 2018.

As required by IFRS 9, the Company applies a sensitivity analysis by client in order to determine the level of possible expected losses for the following 12-month period, or the amount representing the entire cash flow not expected to be received during the entire lifetime of the financial instrument related to possible events of default over the following 12 months as from the reporting date and evaluation of significant increases in credit risk, which involves identifying possible events of noncompliance, including those that have not occurred:  such as events that can be directly related to the account receivable from the client, or to macroeconomic variables not related to a group of assets, such as market indicators.

20.4 Commercial services revenues from leased locales

Lease revenues are accrued monthly, and they are determined by applying a percentage on real sales revenues of the lessors (share) or a minimum agreed upon amount.  Both are set forth in the respective lease agreements.  For the year ended on December 31, 2017, the Company performed an estimate for the last days of the month to determine the monthly percentage of the share.  Management compared the estimated bases with the real billing to conclude that there were no significant differences. As for the year ended December 31, 2018, the Company recognized the accrued revenue based on the total days of the month and did not perform any estimate.

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

The useful life for the amortization was determined as the duration of the concession and the amortization is calculated on a linear basis based on the years in which the recovery of the expected income of the financial model held by the Company is expected. The minimum term of the concession is the year 2022; however, in accordance with the complementary works carried out and the measurement of the expected income against the income generated, the concession will have a useful life until the year 2032.

The Company conducts sensitivity analysis to determine the level of possible changes in the assumptions used to determine the useful life of the concession.  Management has concluded that the percentage used to determine the growth of income is the most sensitive assumption and therefore, any 3% increase or

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

decrease in that percentage would modify the useful life of the concession either increasing or decreasing it in two years. At December 31, 2018 the expected total revenues considering the additional works amount to Ps23,474,154.

20.6          Evaluation of impairment of goodwill

Goodwill is evaluated for impairment annually whenever events or changes in circumstances indicate that there is impairment in the book value of appreciation including changes in tourist preferences, in the economic situation and in security levels in the different countries or other factors affecting passengers making use of our airports. In order to determine whether there is impairment in the value of goodwill, the cash generating unit to which goodwill has been assigned should be evaluated using present value techniques.  When applying that valuation technique, the Company employs a series of factors which include historical income, business plans, forecasts and market data.  The foregoing is described in greater detail in Note 8.1. Accordingly, changes in the conditions of these judgments and estimations can significantly affect the evaluated value of appreciation.

Note 21 - Consolidated statements of cash flows:

As of December 31, 2017 and 2018, the analysis of net debt and movements in net debt is presented below:

	Long-term		Bank
	Debt		Loans
	2017	2018	2017	2018
Accounts payable	$340,288	$324,590	$	$
Bank loans (Note 11)			173,471	175,515
Bank loans (Note 11)			10,321,382	7,042,598
Long-term debt (Note 12)	7,149,177	6,957,678

Balances at December 31	$7,489,465	$7,282,268	$10,494,853	$7,218,113

Balances at January 1 of net debt	$	$7,489,465	$4,460,776	$10,494,853

Acquisition of Aerostar and Airplan	7,182,963		3,424,717
Interest expense	295,834	475,110	322,996	696,641
Proceeds from bank loans			8,000,000
Interest paid	(277,068)	(646,418)	(351,152)	(492,653)
Payments of the long-term debt and bank loan	(102,907)		(5,339,338)	(3,090,124)
Foreign currency translation	390,643	(35,889)	217,385	(166,301)
Exchange (income) / loss on foreign currency			(240,531)	(224,303)

Balances at December 31	$7,489,465	$7,282,268	$10,494,853	$7,218,113

Note 22 - Authorization of the consolidated financial statements:

The consolidated financial statements and their twenty one notes are an integral part of the consolidated financial statements, which were approved for their issuance on April 25, 2019 by Mr. Adolfo Castro Rivas, Chief Executive Officer of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and by the Audit Committee.