Form 20-F
period 2019-12-31
SOUTHEAST AIRPORT GROUP
filed 2020-04-09
CIK 1123452

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2019
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

Bosque de Alisos No. 47A – 4th Floor
Bosques de las Lomas
05120 Ciudad de México
México
Telephone: + 52 55 5284 0408

acastro@asur.com.mx

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered
Series B Shares, without par value, or shares		New York Stock Exchange, Inc.*
American Depositary Shares, as evidenced by American Depositary Receipts, or ADSs, each representing ten Series B shares	ASR	New York Stock Exchange, Inc.

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
Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

ii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

We publish our financial statements in Mexican pesos. The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Pursuant to IFRS, financial data in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F are stated in Mexican pesos. Our financial statements for the year ended December 31, 2019 were approved by our Board of Directors by recommendation of the Audit Committee and are subject to approval by our shareholders at the next annual stockholders’ meeting.

This Form 20-F contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.18.860 to U.S.$1.00, the exchange rate for pesos on December 31, 2019 as published by the U.S. Federal Reserve Board. On April 3, 2020, the noon buying rate for Mexican pesos, as published by the U.S. Federal Reserve Board was Ps.24.690 per U.S.$1.00.

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

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2015. On May 26, 2017, we acquired an additional 10.0% interest in our former joint venture, Aerostar Airport Holdings, LLC (“Aerostar”), the operator of Luis Muñoz Marín International Airport (“LMM Airport”), increasing our participation to 60.0%. The acquisition is considered a business combination as of May 31, 2017, and as of June 1, 2017, we began to consolidate the results of Aerostar into our financial statements. On October 19, 2017, we acquired 92.42% of the capital stock of Sociedad Operadora de Aeropuertos Centro Norte, S.A. (“Airplan”). As of October 19, 2017, we began to consolidate the results of Airplan into our financial statements. On May 25, 2018, we increased our ownership stake in Airplan to 100% by acquiring an additional 7.58% of Airplan’s capital stock. The financial information included in the table below is derived from our audited consolidated financial statements, with the exception of information regarding ADSs and other operating data.

	As of and for the year ended December 31,
	2015	2016	2017	2018	2019
	(thousands of Mexican pesos)(1)				(thousands of dollars) (2)
Consolidated Income Statement Data:
Revenue:
Aeronautical services(3)	Ps. 3,921,949	Ps. 4,532,194	Ps. 6,484,219	Ps. 8,942,910	Ps. 9,596,975	U.S.$ 508,853
Non-aeronautical services(4)	2,491,941	3,104,343	4,261,383	5,531,557	5,988,470	317,522
Construction services(5)	2,580,707	2,116,954	1,844,216	935,774	1,236,193	65,546
Total revenue	8,994,597	9,753,491	12,589,818	15,410,241	16,821,638	891,921
Operating costs and expenses:
Cost of services	(1,144,327)	(1,336,385)	(2,309,625)	(3,549,628)	(3,830,853)	(203,121)
Construction expenses	(2,580,707)	(2,116,954)	(1,898,550)	(935,774)	(1,236,193)	(65,546)
Administrative expenses	(196,990)	(204,843)	(204,418)	(235,264)	(250,183)	(13,265)
Technical assistance fee(6)	(239,175)	(288,111)	(346,487)	(386,249)	(404,086)	(21,426)
Government concession fee(7)	(291,505)	(344,939)	(468,695)	(898,253)	(986,850)	(52,325)
Depreciation and amortization	(468,996)	(529,660)	(1,166,114)	(1,760,741)	(1,836,897)	(97,396)
Goodwill impairment(8)	—	—	(4,719,096)	—	—	—
Total operating costs and expenses	(4,921,700)	(4,820,892)	(11,112,985)	(7,765,909)	(8,545,062)	(453,079)
Other income(9)	—	—	—	134,637	204,719	10,855
Operating Profit	4,072,897	4,932,599	1,476,833	7,778,969	8,481,295	449,698
Interest income	155,718	184,569	245,787	280,623	343,612	18,219
Interest expense	(97,017)	(126,186)	(618,831)	(1,230,651)	(1,084,293)	(57,492)
Exchange gain on foreign currency	379,741	738,648	761,782	462,218	278,641	14,774
Exchange loss on foreign currency	(548,405)	(842,500)	(620,572)	(374,460)	(357,518)	(18,956)
Comprehensive financing result	(109,963)	(45,469)	(231,834)	(862,270)	(819,558)	(43,455)
Participation in the results of joint ventures accounted for by the equity method(10)	50,923	144,248	112,345	—	—
—
Gain from business combinations	—	—	7,029,200	—	—	—
Net income before taxes	4,013,857	5,031,378	8,386,544	6,916,699	7,661,737	406,243
Income tax	(1,100,122)	(1,402,116)	(1,636,379)	(1,796,893)	(1,978,102)	(104,884)
Net income	2,913,735	3,629,262	6,750,165	5,119,806	5,683,635	301,359
Net income for the year attributable to controlling interest	—	—	5,834,484	4,987,601	5,465,822	289,810
Non-controlling interest	—	—	915,681	132,205	217,813	11,549
Basic and diluted earnings per share(11)	9.71	12.10	19.45	16.63	18.22	0.97
Basic and diluted earnings per ADS(12)	97.13	120.98	194.50	166.25	182.19	9.66
Dividends per share(13)	Ps.5.10	5.60	6.16	6.78	10.00	0.53
Other Operating Data:
Total passengers (thousands of passengers)	26,140.99	28,407.05	37,534	52,269	55,662	55,662
Colombia(14)	—	—	1,906	10,648	12,052	12,052
Mexico	26,140.99	28,407.05	31,053	33,247	34,192	34,192
Puerto Rico(15)	—	—	4,575	8,374	9,448	9,448
Total air traffic movements (thousands of movements)	302.90	316.24	328.8	342.1	335.5	335.5
Colombia	—	—	—	—	—	—

	As of and for the year ended December 31,
	2015	2016	2017	2018	2019
	(thousands of Mexican pesos)(1)				(thousands of dollars) (2)
Mexico	302.9	316.24	328.8	342.1	335.5	335.5
Puerto Rico	—	—	—	—	—	—
Total revenues per passenger	344.10	343.30	335.4	294.8	302.2	16.0
Colombia	—	—	252.9	186.5	172.1	9.0
Mexico	344.1	343.3	341.7	312.8	334.9	18.0
Puerto Rico	—	—	327.3	261.3	349.9	19.0
Consolidated Balance Sheet Data:

Cash and cash equivalents	Ps. 2,084,160	Ps. 3,497,635	Ps. 4,677,454	Ps. 4,584,507	Ps. 6,192,679	US $ 328,350
Total current assets	2,985,529	4,233,018	5,787,862	6,000,912	7,845,856	416,005
Account receivable from joint venture	1,851,423	1,886,546	—	—	—	—
Investments in joint ventures accounted for by the equity method	1,944,708	2,489,302	—	—	—	—
Intangible assets, airport concessions and goodwill - Net	19,022,311	20,284,126	50,353,003	49,586,322	49,126,038	2,604,774
Total assets	26,125,884	29,216,091	56,614,103	56,181,821	57,515,881	3,049,623
Current liabilities	506,695	593,183	2,408,649	2,408,222	2,560,020	135,738
Total liabilities	5,717,833	6,462,137	22,925,802	19,500,432	18,744,704	993,887
Capital stock	7,767,276	7,767,276	7,767,276	7,767,276	7,767,276	411,839
Net equity/stockholders’ equity	20,408,051	22,753,954	33,688,301	36,681,389	38,771,177	2,055,736
Consolidated Cash Flow Data:

Cash flow provided by operating activities	3,653,577	4,509,387	6,031,135	7,696,320	8,501,692	450,779
Cash flow generated (used) in financing activities	(1,627,017)	(1,789,873)	81,533	(6,476,664)	(4,427,870)	(234,776)
Cash flows used in investing activities	(2,816,554)	(1,366,696)	(4,961,153)	(1,311,957)	(2,390,173)	(126,732)
(Decrease) Increase in cash and cash equivalents	(789,994)	1,352,818	1,151,515	(92,301)	1,683,649	89,271

(1)	Except for operating data. Per share and per passenger Mexican peso amounts are expressed in pesos (not thousands of pesos).
(2)	Except for operating data. Translated into dollars at the rate of 18.860 per U.S. dollar, the Federal Reserve Board exchange rate for Mexican pesos at December 31, 2019. Per share and per passenger dollar amounts are expressed in dollars (not thousands of dollars).
(3)	Revenues from aeronautical services include those earned from passenger charges, landing charges, aircraft parking charges, charges for airport security services and charges for use of passenger walkways.
(4)	Revenues from non-aeronautical services are earned from the leasing of space in our airports, access fees collected from third parties providing services at our airports and miscellaneous other sources.
(5)	Revenues from construction services includes construction services and expenses related to the improvements of assets under concession, are recognized in accordance with the methods (input method) prescribed for measuring progress towards completion of each project, as approved by the grantor. Since the Company hires third-party vendors to provide construction services, the revenue related to those services is equal to the fair value of the services received.
(6)	Since April 19, 1999, we have paid Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V. (“ITA”) a technical assistance fee under the technical assistance agreement entered into in connection with the purchase by ITA of its Series BB shares. This fee is described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA.”
(7)	Each of our Mexican subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5.0% of each Mexican concession holder’s gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession.
(8)	Reflects a Ps.4,719.1 million impairment that was determined while carrying out a deterioration test of long-term assets as a result of the effects of Hurricane Maria in Puerto Rico in September 2017.
(9)	Reflects insurance recovery during 2018 in connection with damage to airport infrastructure caused by Hurricane Maria.
(10)	Reflects our equity participation in the net income (loss) of Aerostar Airport Holdings, LLC, the operator of LMM Airport. We increased our participation in Aerostar to 60% as of May 26, 2017 and starting June 1, 2017, began to consolidate Aerostar’s results into our financial statements.
(11)	Shares outstanding for all periods presented were 300,000,000.
(12)	Based on the ratio of 10 Series B shares per ADS.
(13)	Dollar amounts per share were U.S.$0.297 in 2015, U.S.$0.2716 in 2016, U.S.$0.3136 in 2017, U.S.$0.3453 in 2018 and U.S.$0.5302 in 2019 and per ADS were U.S.$2.965 in 2015, U.S.$2.716 in 2016, U.S.$3.136 in 2017, U.S.$3.453 in 2018 and U.S. $5.302 in 2019. Per share dollar amounts are expressed in dollars (not thousands of dollars).
(14)	We began to consolidate the results of our Colombian airports as of October 19, 2017.
(15)	We began to consolidate the results of Aerostar as of June 1, 2017.

RISK FACTORS

Risks Related to Our Operations

International events, including acts of terrorism, wars and global epidemics, could have a negative impact on international air travel.

International events such as the terrorist attacks on the United States on September 11, 2001, wars and public health crises such as the Influenza A/H1N1 pandemic of 2009-2010 and the recent outbreak of the coronavirus disease 2019 (“COVID-19”) have disrupted the frequency and pattern of air travel worldwide in recent years.

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

Historically, a majority of our revenues have been from aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2019, passenger charges represented 41.6% of our consolidated revenues.

On February 1, 2016, the World Health Organization (“WHO”) designated the Zika virus and its suspected complications in newborns an international public health emergency. The U.S. Department of Health and Human Services’ Center for Disease Control and Prevention (“CDC”) has issued a travel advisory for people traveling to regions within the Zika virus outbreak, which include popular destinations in Mexico, Colombia and Puerto Rico. While we do not believe these travel advisories to Mexico, Colombia and Puerto Rico have negatively affected the frequency and pattern of travel to our airports, any future public health crises and related travel advisories could disrupt our operations or significantly affect passenger and cargo traffic levels.

The COVID-19 outbreak began in December 2019, and on January 30, 2020, the WHO designated the outbreak a public health emergency of international concern. Travel advisories and restrictions have been issued for people traveling to and from certain areas and countries where the COVID-19 outbreak has been concentrated, including, in some cases, the closure of international borders. Airlines have, in many cases, temporarily suspended or reduced flights to and from those areas and countries. In addition, on March 8, 2020, the CDC issued traveler advice recommending that travelers postpone cruise ship travel worldwide and that older adults and travelers with underlying health issues avoid, among other things, non-essential long plane trips. On March 11, 2020 the WHO designated the outbreak of COVID-19 a pandemic.

On March 19, 2020, the United States issued a travel advisory recommending that citizens avoid all international travel. The following day, on March 20, 2020, the United States closed its border with Mexico, except to essential travel and trade and commerce. On March 23, 2020, the FAA approved a request by the Governor of Puerto Rico to redirect all commercial flights bound for Puerto Rico through LMM Airport and that all passengers be screened by representatives of the Puerto Rico Health Department. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. The LMM Airport remains open and operating, albeit with substantially reduced flight and passenger volumes. There are currently no travel restrictions from the United States related to COVID-19 for Colombia. However, Colombia began barring entry into Colombia on March 23, 2020, including to its own citizens, and on March 24, 2020, Colombia began a nationwide quarantine set to last until April 13, 2020. As a result, operations at our Colombian airports have been suspended at this time. Additionally, starting on March 15, 2020, Mexico asked its citizens to avoid non-essential international travel, and on March 28, 2020, Mexican health authorities asked residents to reduce their activities and stay at home until April 30, 2020. Mexico’s General Health Council, which reports directly to the President, has recognized COVID-19 as a disease that requires “priority attention” and on March 30, 2020, declared a national health emergency in response to the COVID-19 pandemic. The Mexican government has implemented various measures to control the spread of COVID-19, including extraordinary actions, such as school closures and the suspension of non-essential activities, in the regions most affected. For purposes of these measures, airports are considered essential and our Mexican airports remain operational.

We believe that the pandemic has decreased overall demand for air travel. The spread and persistence of COVID-19 (and any related travel advisories and restrictions) to regions in which we operate or to regions from which a significant portion of our international passengers or international flights originate could disrupt our operations or significantly affect passenger and cargo traffic levels. We expect a significant reduction in passenger traffic in Puerto Rico, Mexico and Colombia as a result of the actions taken by the Mexican, U.S., Colombian and other governments and from the broader reduction in demand for air travel caused by the COVID-19 pandemic. Our total passenger traffic decreased 6.3% in the first quarter of 2020 compared to the first quarter of 2019. We expect that the COVID-19 pandemic will most severely impact the countries and regions where we operate in April and May 2020. The full effect of the travel advisories and restrictions is not yet known and could impact our passenger levels even after formal advisories and restrictions have been lifted.

Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, pandemics or outbreaks of health epidemics such as Influenza A/H1N1, SARS, avian influenza, COVID-19 or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

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

Between December 2019 and February 2020, a series of earthquakes shook Puerto Rico. The first earthquake in the series, a 4.7 magnitude earthquake, struck on December 28, 2019. The last earthquake in the series, a 5.0 magnitude earthquake, struck on February 4, 2020. The largest earthquake in the series was a 6.4 magnitude earthquake that struck on January 7, 2020. The Governor of Puerto Rico declared a state of emergency in response on January 7, 2020. The series of earthquakes caused power and water outages across Puerto Rico and estimates of financial losses exceed U.S.$3 billion. LMM Airport remained open throughout the series of earthquakes. The series of earthquakes did not cause substantial damage to LMM Airport and did not result in material interruptions to our operations.

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

The air travel industry, and consequently, our results of operations, are substantially influenced by economic conditions in Mexico, Colombia and the United States. In 2017, 2018 and 2019, 60.2%, 58.4% and 55.7%, respectively, of the international passengers in our Mexican airports arrived or departed on flights originating in or departing to the United States. 55.6%, 53.8% and 52.5% of our revenues from Mexican passenger charges in 2017, 2018 and 2019, respectively, were derived from charges imposed on international passengers. Similarly, in 2017, 2018 and 2019, 46.1%, 47.7% and 48.8%, respectively, of passengers in our Mexican airports traveled on Mexican domestic flights. 44.4%, 46.2% and 47.5% of our revenues from Mexican passenger charges in 2017, 2018 and 2019, respectively, were derived from Mexican domestic passenger charges. When the economies of either the United States or Mexico are in recession, as they were when the gross domestic products of both countries declined in the fourth quarter of 2008 and again in 2009, the number of international passengers in our Mexican airports that arrive or depart on flights originating in or departing to the United States have been adversely affected. Similarly, a recession of the Colombian economy could cause the number of Colombian domestic passengers in our Colombian airports to decline. In 2018 and 2019, 43.9% and 41.8%, respectively, of our revenues from Colombian passenger charges were derived from Colombian domestic passenger charges.

We believe that the results of operations for our Mexican airports were affected differently by the U.S. and Mexican recessions of 2008 and 2009. Because of the perception of Cancún, Cozumel and the Mayan Riviera as more economical vacation destinations, we believe that our Mexican airports were well-placed to take advantage of the economic recovery in the United States following the 2008-2009 recession. We cannot predict how economic conditions in the United States may develop in the future or how these conditions will affect tourism and travel decisions. In addition, whether destinations served by our airports will be viewed as adequate substitutes for other tourist destinations depends on a number of factors, including the perceived violence and security, attractiveness, affordability and accessibility of Cancún, Cozumel and the Mayan Riviera as desirable vacation destinations. We are unable to control many of these factors and, therefore, we cannot assure you that this substitution effect would occur again if the United States were to experience another recession.

The outbreak of COVID-19 has adversely affected the economies and financial markets of many countries, including the United States, Mexico and Colombia. The extent to which the COVID-19 outbreak impacts these economies will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and scope of the outbreak and the actions taken to contain or treat the outbreak, within the United States, Mexico and Colombia and around the world. As a result, it is possible that the United States, Mexico and Colombia will experience a significant economic downturn or even another recession due to the effects of the COVID-19 outbreak.

In Mexico, the 2008-2009 recession resulted in an overall decrease in levels of Mexican domestic passenger traffic as compared to historical passenger traffic levels, although Mexican domestic passenger levels have increased in recent years as the economy has continued to recover. In 2018, Mexican domestic passenger traffic increased 10.7% from 2017. In 2019, Mexican domestic passenger traffic increased 5.3% from 2018. Among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they did not benefit, and are unlikely to benefit in the future, from the substitution effect that we believe occurred with respect to passengers traveling to and from the United States. In addition, a portion of our Mexican domestic passengers are business travelers, whose demand for travel was adversely affected by the 2008-2009 recession. In recent years, there has been an uptick in Mexican domestic travel to certain destinations, such as Cozumel, Huatulco, Mérida, Oaxaca and Cancún (Cancún in particular experienced 14.1%, 12.4% and 2.3% increases in Mexican domestic passenger traffic in 2017, 2018 and 2019, respectively.). So far, our other Mexican airports have continued to experience fluctuations in their passenger traffic, but nearly all of them have returned to traffic levels at or above those prior to the 2008-2009 recession.

Further, Mexican, Colombian and U.S. political and social developments, over which we have no control, may affect the economic environment in Mexico, Colombia and the United States, and consequently, may contribute to economic uncertainty. Such conditions may adversely affect our business and results of operations.

The economy of the Commonwealth of Puerto Rico (“Puerto Rico”) has worsened in recent years. In February 2014, Puerto Rico’s government debt was downgraded to non-investment grade by various credit rating agencies and certain government entities in Puerto Rico have failed to make certain debt payments, highlighting the fragility of its economy. On June 30, 2016, United States President Barack Obama signed the Puerto Rico Oversight, Management and Economic Stability Act, or PROMESA, into law. PROMESA aims to restructure Puerto Rico’s debt through certain measures, including the establishment of a seven-member Oversight Board to oversee the development of budgets and fiscal plans for Puerto Rico’s government and instrumentalities. While Puerto Rico is otherwise barred from seeking federal bankruptcy protection, PROMESA allowed the Oversight Board to petition U.S. courts to restructure debt on behalf of Puerto Rico’s Highways and Transportation Authority and Government Retirement System on May 21, 2017 and on behalf of the Puerto Rico Electric Power Authority (“PREPA”) on July 2, 2017. In February of 2019, the Oversight Board announced that it would appeal a ruling by the United States Court of Appeals for the First Circuit that the members of the board were unconstitutionally appointed. In June of 2019, the United States Supreme Court agreed to take the Oversight Board’s appeal and heard oral arguments in October of 2019. The United States Court of Appeals for the First Circuit’s ruling is stayed pending the United States Supreme Court’s decision. In September of 2019, the Oversight Board submitted a joint plan of adjustment to the United States District Court for the District of Puerto Rico. It is uncertain what impact such developments under PROMESA will have on the future business and economic conditions of Puerto Rico. Further, a prolongation of Puerto Rico’s fiscal crisis, or a worsening of the crisis, could slow the Puerto Rico economy. Aerostar Airport Holdings, LLC, our joint venture with the Public Sector Pension Investment Board (“PSP Investments”), in which we possess a 60% ownership interest and whose results we have consolidated into our financial statements, has operated the LMM Airport in Puerto Rico since February 27, 2013. We do not believe that the economic state of Puerto Rico has had a material impact on the results of the LMM Airport, but if the economy there continues to worsen, it could adversely affect the business and operations of our Puerto Rican subsidiary.

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

Fuel represents a significant cost for airlines. International prices of fuel have experienced significant volatility in recent years. Most of our airline customers use kerosene-based jet fuel, the price of which is based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport. Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.81 per gallon on September 12, 2008, it has continued to fluctuate in 2019, with a high of U.S.$2.07 per gallon on May 16, 2019 and a low of U.S.$1.61 per gallon on January 2, 2019, according to the Energy Information Administration of the U.S. Department of Energy. As of April 1, 2020, the U.S. Gulf Coast spot price for jet fuel was U.S.$0.65 per gallon. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities or any future terrorist attacks. In addition, a number of airlines have engaged in hedging strategies with respect to fuel prices. Because of the decline in fuel prices, there have been reports suggesting that these hedging strategies have resulted in those airlines incurring derivative-related liabilities. Increases in airlines’ costs may result in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

The loss or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues.

The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability. In December 2019, the International Air Transport Association, or IATA, issued its 2020 financial forecast for the global commercial airline industry, estimating net post-tax profits of about U.S.$29.3 billion, due to stable fuel prices and a slight increase in economic growth. The forecast also indicated that net profit margins were expected to slightly increase to 3.4% in 2020. However, since the outbreak of COVID-19, the IATA has revised its expectations downward throughout February and March 2020 to account for the impact of COVID-19. On March 24, 2020, the IATA estimated that passenger revenues for the industry could decrease 44% in 2020 compared to 2019. The IATA may further reduce its forecasts and the short-term and long-term effects of the COVID-19 outbreak on the global airline industry is still uncertain. It is possible that the economic shock from the COVID-19 outbreak, which has been felt more acutely by airlines, may trigger additional insolvencies within the global airline industry.

Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our Mexican regulated revenue from our key customers, including American Airlines (which accounted for 10.9% of our revenues in 2017, 9.9% in 2018 and 9.4% in 2019), United Airlines (which accounted for 10.5% of our revenues in 2017, 9.3% in 2018 and 9.0% in 2019) and ABC Aerolineas, S.A. de C.V. (“Interjet”) (which accounted for 8.7% of our revenues in 2017, 10.4% of our revenues in 2018 and 10.6% of our revenues in 2019).

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

During late March 2019, Interjet experienced a series of flight delays and cancellations resulting in part from a shortage of employees to serve all of Interjet’s scheduled flights for the period. Interjet's management later announced that it had found a solution to prevent further service disruptions.

None of our contracts with our principal airline customers obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. Our current agreements with our principal airline customers at our Mexican airports have been renewed. We do not have any contracts that will expire before April 30, 2020. With respect to our Colombian airports, our subsidiary Airplan, charges airlines various fees (relating to domestic routes, international routes and development). The tariffs are established by the Special Administrative Unit of Civil Aeronautics (Unidad Administrativa Especial de Aeronáutica Civil), or Aerocivil, through Resolution 04530 of 2007. As of December 31, 2019, the following airlines at our Colombian airports were subject to such tariffs: Avianca, Aerorepública (COPA), Viva Air, LATAM, American Airlines, EasyFly, TACA, Spirit, Aeroméxico, Jet Blue, Satena, Iberia, Air Panama, Avior, Inter Jet, Air Europa, Tampa Cargo, LAN Cargo, Sky Lease, among others.

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

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to reverse this determination.  In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes. Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. As of April 3, 2020, our appeal is still pending resolution with respect to such distributions. If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

The FAA could downgrade Mexico’s air safety rating again, which could result in a decrease in air traffic between the United States and our airports.

On July 30, 2010, the United States Federal Aviation Administration (“FAA”) announced that, following an assessment of Mexico’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (“ICAO”), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2.” Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances, code-sharing arrangements between Mexican and United States’ airlines were suspended and operations by Mexican airlines flying to the United States were subject to greater FAA oversight. These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines or, in some cases, an increase in that cost of service, which resulted in a decrease in demand for travel between our airports and the United States. 2.9%, 3.2% and 3.0% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2017, 2018 and 2019, respectively.

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

In 2019, Ps.8,823.7 million (including construction services) or 52.5% of our revenues were derived from operations at Cancún International Airport. During 2017, 2018 and 2019, Cancún International Airport represented 76.0%, 75.8% and 74.6%, respectively, of our passenger traffic in Mexico and 55.1%, 55.6% and 54.8%, respectively, of our air traffic movements in Mexico. The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control. For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico. Although these reports generally indicate that this increase in violence affects mostly cities in northern Mexico and the west coast of Mexico and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit. In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination. This perception may have been fueled further by travel advisories issued by the U.S. State Department on August 22, 2017, January 10, 2018 and December 17, 2019 that listed Cancún as a place in Mexico where visiting tourists must be cautious. In addition, in March 2018, the U.S. State Department issued a security alert for Playa del Carmen, a popular destination that attracts U.S. citizens and is served by Cancún International Airport. Additionally, during 2018 and 2019, the presence of gulfweed on beaches in the state of Quintana Roo reduced tourism to the area and caused a reduction in passengers during certain seasons, principally summer. The Presidential Commission on the Arrival of Gulfweed in the Mexican Caribbean estimated that gulfweed caused Ps.5,286 million in economic damage in 2018. In 2019, the presence of gulfweed caused an almost 30% reduction in tourism to beaches on the Yucatan Penisula. The reasons behind the record amount of gulfweed and its sharp decline after September 2019 have not been determined. We cannot assure you that tourism in Cancún will not decline in the future. Any event or condition affecting Cancún International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

Increases in prevailing interest rates could adversely affect our financial condition.

An increase in prevailing interest rates could adversely affect our financial condition. As of December 31, 2019, we had U.S.$727.1 million in outstanding indebtedness, U.S.$366.2 million of which was floating rate. Any increased interest expense associated with increases in interest rates affects our ability to service our debt absent the benefit from any hedging arrangements. Accordingly, an increase in the prevailing interest rates applicable to our loans would increase our debt service costs, which in turn would negatively affect our results of operations. For further details regarding our indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

To date we have not experienced any major incidents related to cybersecurity or our information systems. Any such incident could cause damage to our reputation and may require us to expend substantial resources to remedy the situation, and could therefore have a material adverse effect on our business and results of operations. In addition, there can be no assurance that any efforts we make to prevent these incidents will be successful in avoiding harm to our business.

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

In 2017, 2018 and 2019, 62.4%, 59.9% and 59.3%, respectively, of our Mexican domestic passengers flew to or from our airports via Mexico City International Airport. As a result, our Mexican domestic traffic is highly dependent upon the operations of Mexico City International Airport. We cannot assure you that the operations of the Mexico City International Airport will not decrease or be adversely affected by construction of additional airports in the future. In 2019, overall Mexican domestic passenger traffic to and from Mexico City decreased 0.6%.

Additionally, Toluca International Airport, which is located 64 km from Mexico City, at some point emerged as a complementary airport to Mexico City International Airport, but has recently reduced air traffic operations due to the transfer of low-cost airline operations to the Mexico City International Airport. Toluca International Airport is largely served by low-cost airlines that cater to Mexican domestic passengers. Traffic to and from Toluca represented 0.9% of Mexican domestic passengers traveling through our airports in 2017, 0.6% in 2018 and 0.8% of Mexican domestic passengers in 2019.

In 2019, 54.0% of our Colombian domestic passengers flew to or from our airports via El Dorado International Airport in Bogotá, Colombia. As a result, our Colombian domestic traffic is highly dependent upon the operations of El Dorado International Airport. Any event or condition that adversely affects Mexico City and Bogotá area airports could adversely affect our business, results of operations, prospects and financial condition.

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

In recent years, many airlines have reported substantial losses. Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral. Furthermore, Mexican passenger charges, which accounted for 15.8% of our revenues in 2019, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight. If any of our key customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we might not be able to recover the full amount of such charges. For example, as a result of the Grupo Mexicana bankruptcy, we estimate that Ps.128.0 million in accounts receivable could be at risk of not being recovered, which represented 12.1% of our total accounts receivable as of December 31, 2019. We are an unsecured creditor with respect to these amounts, and we cannot assure you how much, if any, of these amounts we will be able to recover.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 24.2% of our total employees as of December 31, 2019), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our business or results of operations.

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

CHPAF Holdings, S.A.P.I. de C.V. (“CHPAF”), an entity directly or indirectly owned and controlled by Fernando Chico Pardo, who is also the chairman of our Board of Directors, owns 13.5% of our total capital stock. In addition, Inversiones Productivas Kierke, S.A. de C.V. (“Inversiones Kierke”), an entity owned and controlled by Grupo ADO, S.A. de C.V. (“Grupo ADO”), owns 12.3% of our total capital stock. Further, ITA, an entity which is owned 50.0% by entities directly owned and controlled by Mr. Fernando Chico Pardo and 50.0% by Inversiones Kierke, holds Series BB shares representing 7.65% of our capital stock. These Series BB shares provide it with special management rights. For example, pursuant to our bylaws, ITA is entitled to present to the Board of Directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our Board of Directors. Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our shareholders) so long as its Series BB shares represent at least 7.65% of our capital stock. Mr. Fernando Chico Pardo and Grupo ADO have entered into a shareholders’ agreement that requires their unanimous consent to cause ITA to exercise certain of these rights. Special rights granted to ITA are more fully discussed in “Item 10. Additional Information” and “Item 7. Major Shareholders and Related Party Transactions.”

Therefore, Mr. Fernando Chico Pardo and Grupo ADO are each able to exert a significant influence over our management and matters requiring the approval of our stockholders. The interests of Mr. Fernando Chico Pardo, Grupo ADO and ITA may differ from those of our other stockholders, and there can be no assurance that any of Mr. Fernando Chico Pardo, Grupo ADO or ITA will exercise its rights in ways that favor the interests of our other stockholders. In particular, Grupo ADO is a Mexican bus company that may directly or indirectly compete with our key airline customers in the Mexican transportation market. Furthermore, the concentration of ownership by Mr. Fernando Chico Pardo, Grupo ADO and the special rights granted to ITA may have the effect of impeding a merger, consolidation, takeover or other business combination involving ASUR.

Some of our board members and stockholders may have business relationships that may generate conflicts of interest.

Some of our board members or stockholders may have outside business relationships that generate conflicts of interest. For example, Fernando Chico Pardo, the chairman of our Board of Directors and one of our principal indirect stockholders, is a member of a number of other boards of directors that from time to time may have interests that diverge from our own. In addition, Grupo ADO, whose executives sit on our Board of Directors and which is one of our principal stockholders, operates a bus transportation business and has other interests that may be different than ours. Conflicts may arise between the interests of these or other individuals in their capacities as our shareholders and/or directors, on the one hand, and their outside business interests on the other. There can be no assurance that any conflicts of interest will not have an adverse effect on our shareholders.

Our operations are at greater risk of disruption due to the dependence of most of our airports on a single commercial runway.

As is the case with many other domestic and international airports around the world, all of our airports (except for our Cancún and Mérida Aiports) have only one commercial aviation runway. While we seek to keep our runways in good working order and to conduct scheduled maintenance during off-peak hours, we cannot assure you that the operation of our runways will not be disrupted due to required maintenance or repairs. In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control. The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

In addition, in November 2008, as part of our purchase of 130 hectares of land in the bay of Huatulco for Ps.286.3 million from the National Tourism Fund, or FONATUR, we agreed to construct at least 450 and up to 1,300 hotel rooms. In connection with the construction of these hotel rooms, we had agreed to meet a series of construction milestones, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction. We had completed and presented a master development plan and FONATUR had granted us an extension of time to submit architectural plans, which were due on May 15, 2013. However, on March 26, 2013, FONATUR relieved us of the obligation to submit the architectural plans and complete the construction projects within a specific timeframe. Therefore, we no longer need to request an extension from FONATUR and we are no longer subject to penalties by FONATUR if we do not submit the plans or complete the construction project within the allotted time. On March 26, 2013, FONATUR issued an indefinite extension to our obligations under the purchase agreement and no longer imposes a mandatory deadline for investments. However, we are still required to meet all other obligations, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction. For more information on the development in the bay of Huatulco, please see “Item 4. Information on the Company—Business Overview—Other Properties.”

In 2014 and 2016, our subsidiary Airplan reached agreements with the Colombian government with respect to investment commitments for certain airports, including José María Córdova International Airport, Enrique Olaya Herrera Airport, Los Garzones Airport and El Caraño Airport. Under the 2014 and 2016 agreements, Airplan committed to completing the modules connecting the terminal building with the parking lot at José María Córdova Airport. Due to technical difficulties, a suspension order pertaining to construction of one of the modules known as Point B was issued and a new design plan was produced. Airplan was granted an extension through an amendment to the concession contract, which extended the term for delivery of this project by 541 days, as from April 4, 2018. As of December 31, 2019, this project has been completed. Under the 2014 and 2016 agreements, Airplan also committed to completing a project known as Platform, Connection Road and Cargo Terminal Warehouse at the José María Córdova Airport in Rionegro by December 15, 2018. Airplan was granted an extension through an amendment to the concession contract, which extended the term for delivery of this project by 18 months, as from December 15, 2018. As of December 31, 2019, this project was still under construction. However, as of March 6, 2020, all projects under the 2014 and 2016 agreements have been completed.

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

In 2013, the Mexican government approved a comprehensive tax reform law. The tax reform law, which became effective January 1, 2014, contains numerous provisions which will have affected us, such as the repeal of the flat tax, the imposition of a 10.0% tax on dividends, a limitation on certain corporate deductions, changes in the tax consolidation rules and changes to indirect taxes such as VAT and changes in criteria for the deductibility of certain expenses and/or the accumulation of income. Moreover, dividends paid in excess of the net tax profit account (“CUFIN”) are subject to a tax of 42.86%. Tax due is payable by the company and may be credited against income tax for the year or the two immediately following fiscal years. Dividends paid from previously taxed earnings are not subject to withholding or additional taxes. Certain of these provisions may affect our cash flows and our results of operation.

In December 2019, the Mexican government published several amendments to the Income Tax Law, Value Added Tax Law, Excise Tax Law and the Federal Tax Code, most of which became effective on January 1, 2020. This set of tax reforms is one of the most important in the past few years and its main purpose is to tackle tax evasion by strengthening tax authorities’ control mechanisms. These amendments introduce a new system aimed at tax advisors for reporting, auditing and sanctioning tax schemes.

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

Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated. In 2017, 2018 and 2019, 50.1%, 57.4% and 55.4%, respectively, of our total revenues were earned from aeronautical services at our Mexican airports, which were subject to price regulation under our maximum rates in Mexico. In 2019, 57.1% of our total revenues were earned from aeronautical services at all of our airports. These Mexican maximum rate regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs in Mexico) or established (as in the case of our maximum rates in Mexico) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our Mexican master development programs or the obligation under Mexican concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

Historically, we have set the prices we charge for regulated services at each Mexican airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport. We expect to continue to pursue this pricing strategy in the future. For example, in 2019, our revenues subject to maximum rate regulation represented 99.7% of the amount we were entitled to earn under the maximum rates for all of our Mexican airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index (excluding petroleum)). However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight. Such tariffs for the services that we provide to international flights or international passengers in our Mexican airports are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight. Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions. From December 31, 2018 to December 31, 2019, the peso appreciated by 3.9%, from Ps.19.635 per U.S.$1.00 on December 31, 2018 and Ps.18.860 per U.S.$1.00 on December 31, 2019, and experienced intra-year volatility. In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

In the event of noncompliance with the terms of the Colombian concession agreement, the National Infrastructure Agency (Agencia Nacional de Infraestructura), or ANI may rescind the agreement and assess a penalty, the amount of which varies depending on the stage of the concession. Airplan was subject to a maximum penalty of U.S.$20 million during the adaptation and modernization stage of the Colombian concession. Airplan completed the adaptation and modernization stage on March 6, 2020 and is currently in the maintenance stage which it expects to end in April 2032. During the maintenance stage of the concession, this maximum penalty may be reduced by 30.0%, 50.0% or 70.0%, depending on when the breach occurs.

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

In 2019, the peso appreciated by 3.9% against the U.S. dollar. From 2015 to 2018, the peso decreased substantially in value against the U.S. dollar, and if this depreciation were to resume, it could (notwithstanding other factors) lead to a decrease in Mexican domestic passenger traffic that may not be offset by any increase in international passenger traffic. Any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers. Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for Mexican domestic passengers, which may adversely affect our results of operations. In addition, there can be no assurance that any depreciation of the peso in the future will result in an increase to international passenger traffic.

In addition, depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the Series B shares, as well as the dollar value of any dividend or other distributions that we may make.

Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings and as of December 31, 2019, our Mexican airports did not have dollar-denominated liabilities, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

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

Mexico began to enter a recession in the fourth quarter of 2008, during which GDP fell by 1.6% and inflation increased by 2.5%. GDP fell by an additional 6.5% and inflation increased by an additional 3.6% in 2009. In 2010, the Mexican economy began to recover, with GDP increasing by 5.5% and inflation at 4.4%. In 2011, Mexican GDP increased 3.7% with inflation decreasing to 3.8%. In 2012, GDP increased 3.9% with inflation decreasing to 3.6%. In 2013, Mexican GDP increased 1.1% and inflation increased to 3.9%. In 2014, Mexican GDP increased 2.6% and inflation increased to 4.1%. In 2015, Mexican GDP increased 2.5% and inflation decreased to 2.1%. In 2016, Mexican GDP increased 2.8% and inflation increased to 3.4%. In 2017, Mexican GDP increased 2.3% and inflation increased to 6.8%, its highest level in 16 years. In 2018, Mexican GDP increased 2.0% and inflation decreased to 4.8%. In 2019, Mexican GDP decreased 0.1% and inflation decreased to 2.8%.

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

The re-election of Mr. Donald J. Trump as President of the United States may create uncertainty for relations between Mexico and the United States, and could have a material adverse effect on our business, financial condition and results of operations.

On January 20, 2017, Donald J. Trump was sworn into office as the President of the United States. As a presidential candidate, Mr. Trump expressed his intention to make changes related to immigration and trade, including the renegotiation of the North American Free Trade Agreement, or NAFTA, and raised the possibility of imposing increases on tariffs on goods imported into the United States, particularly from Mexico. The United States is Mexico’s primary trading partner, and receives over 80 percent of Mexico’s total exports. Weakened trading ties between Mexico and the United States could hurt industrial growth in the Mexican economy.

Negotiators for Mexico, the United States and Canada announced an agreement in September 2018, whereby certain aspects of NAFTA would be modified. The modifications include, among others, minimum wages rules for the automotive sector, greater access to Canadian dairy markets, and extension of copyright protections to 70 years beyond the life of the author. In addition, the revised NAFTA updates (for US and Mexico only) NAFTA’s Chapter 11 investor-state dispute settlement procedures. The revised NAFTA (also called the United States - Mexico - Canada Agreement, or USMCA) has been ratified by the United States, Mexico and Canada, but is not yet in effect. These are expected to include a 16-year “sunset” clause, meaning the terms of the agreement expire after a set period of time, as well as being subject to a review every six years, at which point the United States, Mexico, and Canada can decide to extend the revised NAFTA or not. If the revised NAFTA or USMCA is terminated or otherwise modified, such termination or modification could materially impact Mexico’s aviation sector. While it is difficult to predict their scope and effect, such changes could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market price of our ADSs.

Further, President Trump has expressed intentions to increase enforcement efforts in connection with immigration policy. If new federal immigration legislation is enacted, such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States. In addition, new immigration legislation could lead to uncertain economic conditions in Mexico that may affect leisure travel, including travel to and from Mexico. Such restrictions could have a material adverse effect on passenger traffic results at our Mexican airports. Following the election of President Trump, the Mexican peso experienced volatility in its depreciation against the U.S. dollar, though the peso appreciated against the U.S. dollar in 2017. If the peso were to experience volatility again, it could lead to a decrease in Mexican domestic passenger traffic that may not be offset by any increase in international passenger traffic.

The re-election of President Trump in 2020 and any attempt by him to implement changes to United States-Mexico policy, including actions to withdraw from or materially modify NAFTA or USMCA, and to implement immigration reform, could have a material adverse effect on our business, financial condition or results of operations.

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

In the context of any political instability, allegations have been made against members of the Colombian government concerning possible ties with paramilitary groups. These allegations may undermine the Colombian government’s credibility, which could in turn negatively impact the Colombian economy and tourism and our operations there in the future. In November 2016, the Colombian government signed a revised peace agreement with the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or “FARC”) guerillas that sought their demobilization and the end of the decades-long armed conflict. That same month, the revised peace agreement was ratified by both houses of Congress and the Colombian government formally entered into the peace agreement with FARC without submitting the agreement to the voters for their approval. On January 18, 2019, President Ivan Duque announced the end of negotiations for a peace agreement with the National Liberation Army (Éjercito de Liberación Nacional or “ELN”), the second-largest guerilla group in the country. This decision was the result of a terrorist attack on a police station based in Bogotá, perpetrated by the ELN. The Colombian government has had military confrontations with the ELN and with dissident groups that a peace agreement had been signed with. Conflicts between guerrilla and paramilitary fighters for control of the territory vacated by former groups who reintegrated into civil society has caused outbreaks of violence in the country, which have also been met with responses by the Colombian government. In addition, some ex-guerrilla members continue to carry out illegal activities, including micro-drug trafficking and robbery, leading to the establishment of criminal bands in the Antioquia, Cauca and Valle del Cauca regions. As a result, local and national authorities have increased the presence of military and police forces, particularly in border zones and major cities such as Medellín.

In addition, Colombia has recently experienced substantial migration from Venezuela, leading to strained relations between the nations, including with respect to commercial relations. Air transport between Colombia and Venezuela has slowed in part due to political and economic instability in Venezuela.

In June 2018, Ivan Duque, a center-right politician, was elected president of Colombia, and took office in August 2018. It is uncertain how the Duque government will impact certain policies, particularly with respect to guerrilla and paramilitary groups. In addition, beginning in November 2019, Colombia has experienced civic unrest in the form of a national strike and anti-government protests. Demonstrators are protesting for a variety of reasons, including against certain economic and political reforms proposed by the Duque administration, corruption and the implementation of the peace agreement, and are demanding reforms related to pensions, access to education, environmental protection and inequality, among others. It is not clear how, or when, the protests will be resolved. As such, our Colombian operations could be adversely impacted by rapidly changing economic, political and social conditions in Colombia and by the Colombian government’s response to such conditions. Additionally, any changes in the ruling government, regulations or policies relating to aeronautical services or investment, or shifts in political attitudes in Colombia are beyond our control.

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

Under Mexican law, a shareholder is required to deposit its shares with the Secretary of the Company, the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), a Mexican or foreign credit institution or a brokerage house in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with the procedures provided for in the deposit agreement and in accordance with Mexican law, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

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

We will be classified as a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income for the taxable year consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2019 and do not expect to be a PFIC in the current year or the reasonably foreseeable future. PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC. Recent stock market volatility related to the outbreak of COVID-19 could exacerbate these considerations. See “Risk Factors – Risks Related to Our Operations – Our business could be adversely affected by a downturn in the economies of the United States, Mexico or Colombia.”

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

Under the technical assistance agreement, ITA provides management and consulting services and transfers industry “know-how” and technology to ASUR in exchange for a technical assistance fee. This agreement is more fully described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” The agreement provides us a perpetual and exclusive license in Mexico to use all technical assistance and “know-how” transferred to us by ITA or its stockholders during the term of the agreement. The agreement had an initial 15-year term which expired in 2013, and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The agreement was renewed on June 29, 2018. Although Copenhagen Airports A/S (“Copenhagen Airports”) sold its stake in ITA to Mr. Fernando Chico Pardo in October 2010, this technical assistance agreement continues in force. ITA provides us assistance in various areas, including strategic planning, financial analysis and control, development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic volume at our airports, political and regulatory issues, assistance with the preparation of the master development plans that we are required to submit to the Ministry of Communications and Transportation with respect to each of our airports, construction programming, exploring and analyzing new business opportunities, and the improvement of our airport operations.

The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for United States inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement). The agreement was amended in 2012 to provide for quarterly payments of the fee. The fixed dollar amount decreased during the agreement’s initial five years. The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002. Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the United States consumer price index) as from the first anniversary of the technical assistance agreement. In 2019, the fixed amount was U.S.$3.1 million. We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. In 2017, 2018 and 2019, the technical assistance costs were Ps.346.5 million, Ps.386.2 million and Ps.404.1 million, respectively, greater than the fixed costs of Ps.58.3 million, Ps.59.4 million and Ps.58.4 million, respectively, for the same periods.

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

As required under the participation agreement entered into in connection with the Mexican government’s sale of the Series BB shares to ITA, ITA transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C (“Bancomext”). Under the terms of the participation agreement and the trust agreement, ITA’s majority shareholder, currently Fernando Chico Pardo, was required to, directly or indirectly, maintain an ownership interest in ITA of a minimum of 51.0% unless otherwise approved by the Ministry of Communications and Transportation. To the extent that Mr. Fernando Chico Pardo acquired shares of ITA in excess of a 51.0% interest, this additional interest could be sold without restriction. This ownership requirement expired on December 18, 2013. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—ITA Trust” for a further description of these provisions. If ITA or its stockholders default on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5.0% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

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

Currently, Fernando Chico Pardo, our Chairman, directly holds 50.0% of ITA’s shares. The other 50.0% is held by Inversiones Kierke, an entity owned and controlled by Grupo ADO. Mr. Fernando Chico Pardo became a stockholder in ITA in April 2004 when he acquired the 24.5% ownership stake of the French group Vinci, S.A. in ITA and a 13.5% ownership stake of the Spanish group Ferrovial Aeropuertos, S.A. in ITA. At the same time, Copenhagen Airports acquired Ferrovial Aeropuertos, S.A.’s 11.0% ownership interest in ITA, thereby increasing its participation in ITA from 25.5% to 36.5%. Mr. Fernando Chico Pardo acquired an additional 25.5% ownership stake in ITA through the exercise of his right of first refusal following the auction of such shares by NAFIN, a Mexican national credit institution and development bank controlled by the Mexican government. On April 29, 2005, Copenhagen Airports increased its participation in ITA from 36.5% to 49.0% through the purchase of shares from Mr. Fernando Chico Pardo.

In connection with the tender offers and other transactions undertaken by Mr. Fernando Chico Pardo in June 2007, ITA converted 22,050,000 Series BB shares representing 7.35% of our total outstanding capital stock into Series B shares and transferred such shares to Agrupación Aeroportuaria Internacional, S.A. de C.V. by means of a spin-off. As a result of this transaction, ITA currently holds 22,950,000 Series BB shares representing 7.65% of our total outstanding capital stock. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Capital Stock Structure.”

On October 13, 2010, Copenhagen Airports consummated the sale of its 49.0% stake in ITA to Mr. Fernando Chico Pardo. As a result of this transaction, Mr. Fernando Chico Pardo became the direct or indirect owner of 100% of the shares of ITA. On January 4, 2012, Fernando Chico Pardo consummated the sale of an entity that owns and controls 49.0% of the shares of ITA, Corporativo Galajafe, S.A. de C.V. (“Corporativo Galajafe”) (formerly Remer Soluciones), to Grupo ADO. On November 11, 2013, Corporativo Galajafe merged into Remer Soluciones, the total capital stock of which is 99% owned by Grupo ADO. On April 27, 2015, Remer Soluciones exercised its option to acquire an additional 1.0% interest in the outstanding shares of ITA for a purchase price of U.S.$4.6 million. On June 4, 2018, Remer Soluciones merged into Consorcio SAFIJ, S.A. de C.V. (“Consorcio SAFIJ”) the total capital stock of which was 99% owned by Grupo ADO. Then, on August 7, 2018, Consorcio SAFIJ merged into Compañía Inmobiliaria y de Inversiones del Noroeste, S.A. de C.V. (“Noroeste”) the total capital stock of which was 99% owned by Grupo ADO. On October 15, 2018, Noroeste merged into Inversiones Kierke the total capital stock of which is 99% owned by Grupo ADO. Finally, on December 3, 2018, Servicios de Estrategia Patrimonial, S.A. de C.V. and Agrupación Aeroportuaria Internacional III, S.A. de C.V. merged into CHPAF, the total capital stock of which is 99% owned by Mr. Fernando Chico Pardo. In light of the foregoing, Inversiones Kierke and Fernando Chico Pardo, through CHPAF, each own 50.0% of ITA. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—ITA Trust.”

Mr. Fernando Chico Pardo is the founder and President of Promecap, S.C. since 1997. He was appointed by ITA as a member of our Board of Directors and has been Chairman of the Board since April 28, 2005. He has also served as a board member of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México, Grupo Posadas de México and Grupo Saltillo.

Investment in Luis Muñoz Marín International Airport

On July 11, 2012, Aerostar, a joint venture between our Cancún airport subsidiary and Oaktree Capital, submitted a successful bid for a concession to operate the LMM Airport. On February 27, 2013, the transaction was completed and Aerostar began operating the LMM Airport. On May 26, 2017, we acquired an additional 10% membership interest in Aerostar, pursuant to a Membership Interest Purchase Agreement, giving us a majority stake in the joint venture. In addition, Oaktree Capital sold its remaining 40.0% interest in Aerostar to PSP Investments, through its wholly-owned subsidiary AviAlliance, pursuant to a separate Membership Interest Purchase Agreement. Our Cancún airport subsidiary owns 60.0% of Aerostar’s outstanding membership interests, which it has pledged on a non-recourse basis to secure up to U.S.$410.0 million of indebtedness incurred by Aerostar to pay the upfront leasehold fee, fund capital expenditures and for working capital purposes. As member of Aerostar, our Cancún airport subsidiary is entitled to distributions. However, pursuant to the terms of Aerostar’s debt, distributions are permitted only when Aerostar is in compliance with certain conditions. Additionally, our Cancún airport subsidiary made a U.S.$100.0 million subordinated shareholder loan to Aerostar on February 22, 2013 to partially fund the cost of acquiring the concession to operate the LMM Airport and it is entitled to cash interest payments on this loan whenever certain conditions are met, including that dividends are permitted to be paid. Cash interest on the shareholder loan is paid in preference to any dividends that may be payable. When cash interest payments are not permitted, interest on this loan is capitalized. As of December 31, 2019, the remaining balance on this loan was $19.8 million, including capitalized interest.

Acquisition of Colombian Airports

In the spring of 2017, we, through our Cancún Airport subsidiary, entered into agreements to acquire a controlling interest in Airplan and Oriente. In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of a 92.42% stake in Airplan. Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín and José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal. On May 25, 2018, we increased our ownership stake in Airplan to 100% by acquiring an additional 7.58% of Airplan's capital stock. We terminated our agreement to purchase Oriente in 2018.

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

Master Development Programs in Mexico

Under the terms of our Mexican concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan covers a 15-year period and includes investment commitments for the regulated part of our business (including certain capital expenditures and improvements) for the succeeding five-year period and investment projections for the regulated part of our business (including certain capital expenditures and improvements) for the remaining 10 years (indicative investments). Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our Mexican concessions. Committed investments are minimum requirements, and our capital expenditures may exceed our investment commitments in any period. In June 2018, the Ministry of Communications and Transportation approved each of our current updated master development plans. These plans are in effect from January 1, 2019 to December 31, 2023. We do not expect the COVID-19 pandemic to affect the timing of the committed investments under the current master development plans.

The following table sets forth our committed investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2019		2020		2021		2022		2023		Totals
	(millions of constant Mexican pesos as of December 31, 2019)(1)
Cancún	1,183.4	(2)	2,677.7	(2)	1,521.2	(2)	1,155.0	(2)	465.5	(2)	7,002.8	(2)
Cozumel	35.1		167.0		77.0		27.0		22.2		328.3
Huatulco	200.0		186.0		116.2		73.4		83.4		659.0
Mérida	406.2		892.3		648.0		316.6		100.0		2,363.1
Minatitlán	35.6		59.4		49.1		17.2		8.0		169.3
Oaxaca	85.6		490.2		240.4		70.8		25.7		912.7
Tapachula	13.2		51.7		34.8		45.4		32.6		177.7
Veracruz	99.8		260.5		109.6		69.6		50.6		590.1
Villahermosa	113.5		321.0		219.0		40.8		61.2		755.5
Total	2,172.4		5,105.8		3,015.3		1,815.8		849.2		12,958.5

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2019, we have invested Ps.2,188.0 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
Airport	January 1, 2019 – December 31, 2023		January 1, 2024 – December 31, 2028	January 1, 2029 – December 31, 2033
	(millions of constant Mexican pesos as of December 31, 2019)(1)
Cancún	7,002.8	(2)	6,319.2	4,823.3
Cozumel	328.3		358.9	211.3
Huatulco	659.0		369.6	234.2
Mérida	2,363.1		849.0	368.8
Minatitlán	169.3		197.2	81.5
Oaxaca	912.7		277.3	194.9
Tapachula	177.7		129.3	144.1
Veracruz	590.1		443.0	354.3
Villahermosa	755.5		412.0	343.1
Total	12,958.5		9,355.5	6,755.5

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2019, we have invested Ps.2,188.0 million (which is included in the investment commitments for this period shown above).

BUSINESS OVERVIEW

We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our Mexican concessions include the concession for Cancún International Airport, which was the second busiest airport in Mexico in 2019 in terms of passenger traffic, and the second busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation. We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

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

Mexico

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top 10 countries worldwide in terms of foreign visitors, with approximately 44 million visitors in 2019, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2019 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2019, according to the Mexican Ministry of Tourism. Cancún International Airport represented 76.0%, 75.8%, 74.6% of our Mexican passenger traffic volume and 82.8%, 81.4% and 77.1% of our Mexican revenues in 2017, 2018 and 2019, respectively. As of December 31, 2019, Cancún had 35,114 hotel rooms, according to the Mexican Ministry of Tourism. We believe that Cancún International Airport benefits from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas. According to the Mexican National Trust for Tourism Development, the Mayan Riviera had 45,316 hotel rooms as of December 31, 2019.

Our Mexican airports served approximately 31.1 million passengers in 2017, approximately 33.2 million passengers in 2018 and approximately 34.2 million passengers in 2019. For year-by-year passenger figures, see “Item 4. Information on the Company—Business Overview—Our Mexican Airports.”

The United States currently is a significant source of passenger traffic volume in our Mexican airports. In 2017, 2018 and 2019, international passengers represented 53.9%, 52.3% and 51.2% respectively, of the total passenger traffic volume in our Mexican airports. In 2017, 2018 and 2019, 60.2%, 58.4% and 55.7%, respectively, of the international passengers in our Mexican airports traveled on flights originating in or departing to the United States. As of December 31, 2019, 3 Mexican and 18 international airlines, including United States-based airlines such as American Airlines and United Airlines, operated flights, directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines), that originated from or departed for the United States at our Mexican airports.

The following table sets forth our revenues from our Mexican operations for the period presented.

	Year Ended December 31,
	2017		2018		2019
	(thousands of Mexican pesos)
Revenues:
Aeronautical Services	Ps.	5,319,484	Ps.	5,965,545	Ps.	6,334,890
Non-Aeronautical Services		3,709,722		4,170,319		4,380,821
Construction Services		1,580,997		263,395		725,047
Total	Ps.	10,610,203		10,399,259		11,440,758

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

Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services. Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense. Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft. In 2017, 2018 and 2019, 51.5%, 58.0% and 57.1% of our consolidated revenues, respectively, were derived from aeronautical services.

Passenger Charges

At our Mexican airports, we collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline. As of January 2020, the charge for international passengers was U.S.$22.52, U.S.$29.48, U.S.$25.86, U.S.$27.93, U.S.$24.4, U.S.$23.28, U.S.$25.86, U.S.$25.00 and U.S.$25.00 for the Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa Airports, respectively. As of January 2020, the charge for Mexican domestic passengers was Ps.153.45, Ps.181.9, Ps.353.45, Ps.370.26, Ps.428.02, Ps.425.86, Ps.462.07, Ps.375.86 and Ps.366.38 for the Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa Airports, respectively. International passenger charges are currently dollar-denominated, but generally collected in Mexican pesos based on the average exchange rate during the month prior to the flight. Mexican domestic passenger charges are peso-denominated. In each of 2017, 2018 and 2019, passenger charges at our Mexican airports represented 68.1%, 53.7% and 53.1%, respectively, of our aeronautical revenues and 35.3%, 31.2% and 30.3%, respectively, of our total consolidated revenues. From time to time, including in 2019, we have offered discounts on passenger charges at certain of our airports.

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

Non-aeronautical Services

General

At our Mexican airports, non-aeronautical services have historically generated a proportionately smaller portion of our revenues, but have become an increased source of revenues in recent years. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2017, 2018 and 2019, 31.0%, 33.1% and 33.0% of our consolidated revenues, respectively, were derived from commercial revenues from our Mexican airports as defined under the Mexican Airport Law and from our international airports (Puerto Rico and Colombia) since June 1, 2017 and October 29, 2017, the dates on which we began consolidating the results of Puerto Rico and Colombia, respectively.

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

In 2013, we opened 27 commercial spaces, including 21 in Cancún, two in Villahermosa, one in Veracruz, one in Cozumel and two in Oaxaca. In 2014, we opened 52 commercial spaces, including 32 in Cancún, four in Mérida, three in Villahermosa, two in Veracruz, five in Cozumel, three in Oaxaca, two in Huatulco and one in Minatitlán. In 2015, we opened 19 commercial spaces, including 14 in Cancún, one in Mérida, one in Veracruz, one in Oaxaca, one in Huatulco and one in Minatitlán. In 2016, we opened 21 commercial spaces, including 10 in Cancún, two in Mérida, one in Villahermosa, six in Veracruz and two in Huatulco. In 2017, we opened 67 commercial spaces, including 64 in Cancún, one in Oaxaca and two in Huatulco. In 2018, we opened 22 commercial spaces, including 15 in Cancún, 3 in Cozumel, 3 in Oaxaca, and one in Tapachula. In 2019, we opened 7 commercial spaces, all in Cancún.

Within our nine Mexican airports, we leased 720 commercial premises through 310 contracts with tenants as of December 31, 2019, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenants in terms of occupied space and revenue in 2019 were Aldeasa and Controladora Mera and its affiliates.

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

Automobile Parking and Ground Transport

Each of our Mexican airports has public car parking facilities consisting of open-air parking lots. The only Mexican airport at which we do not charge parking fees is Cozumel. Revenues from car parking at our Mexican airports currently are not regulated, although they could become regulated upon a finding by the COFECE that there are no competing alternatives. On August 21, 2019, the Board of Commissioners of COFECE notified our Cancún airport subsidiary of a decision issued on July 25, 2019, which provides for: (i) administrative liability for monopolistic practices (as described in Article 56, Section V of the Mexican Federal Economic Competition Law (“LFCE”) (refusal of access)) and (ii) a fine of Ps.73 million. We believe we have sufficient grounds for defense and have appealed COFECE’s decision.

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

Fuel

All airport property and installations related to the supply of aircraft fuel were retained by the Mexican Airport and Auxiliary Services Agency in connection with the opening of Mexico’s airports to private investment. Pursuant to our Mexican concessions, the Mexican Airport and Auxiliary Services Agency has entered into agreements obligating it to pay each of our subsidiary concession holders a fee for access to our facilities equivalent to 1.0% of the service charge for fuel supply. As of January 1, 2015, and as a result of certain structural reforms in Mexico’s constitutional and regulatory framework in connection with, among other things, the energy sector, private parties are now eligible to commercialize and sell fuel in airports to air carriers and third-party service providers of non-aeronautical services. In order to commercialize and sell fuel in airports, the eligible private parties would require a permit from the Energy Regulatory Commission. In addition, the sale of fuel to third-party service providers of non-aeronautical services would require that such service providers obtain the favorable opinion from the Ministry of Energy, the Ministry of Communications and Transportation and the office of Mexico’s attorney general. As of April 3, 2020, at least two third-party service providers are currently selling fuel at our Mexican airports.

Construction Services Revenue

Under IFRS, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. Revenues from construction services are recognized in accordance with the methods prescribed (input method) for measuring progress towards completion of each project, as approved by the grantor. Improvements made are expected to complement the infrastructure of the airports operated by the Company. Revenues from construction services are not subject to regulation under our dual-till price regulation system in Mexico, Colombia and Puerto Rico.

Our Mexican Airports

In 2019, our Mexican airports served a total of 34.2 million passengers, 51.2% of which were international passengers. In 2019, Cancún International Airport accounted for 74.6% of our Mexican passenger traffic volume and 77.1% of our Mexican revenues.

All of our Mexican airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our Mexican airports based on flight origination or destination.

Passengers by Flight Origin or Destination(1)
(in thousands)

Year Ended December 31,
Region	2015	2016	2017	2018	2019	Percentage of Total 2019
Mexico(2)	12,061	13,330	14,755	16,269	17,112	50.1%
United States	8,836	9,441	10,087	10,165	9,741	28.5%
Canada	1,995	2,071	2,244	2,449	2,701	7.9%
Europe	1,690	1,764	1,912	2,043	2,102	6.2%
Latin America	1,559	1,801	2,055	2,321	2,506	7.3%
Total	26,141	28,407	31,053	33,247	34,162	100%

_______

(1)	Figures exclude passengers in transit and private aviation passengers.
(2)	Figures include international passengers on domestic flights; in 2019, such passengers accounted for 2.4% of all Mexican domestic passengers.

In 2017, 2018 and 2019, 62.4%, 59.9% and 59.3%, respectively, of our Mexican domestic passengers traveled to or from Mexico City.

The following table sets forth the total traffic volume and air traffic movements in our nine Mexican airports for the periods presented:

Airport Traffic
(in thousands)

	Year ended December 31,
	2015	2016	2017	2018	2019
Passengers:
Total	26,141.0	28,407.0	31,052.6	33,247.3	34,161.9
Air traffic movements:
Total	302.9	316.2	328.8	342.1	335.5

The following table sets forth the passenger traffic volume for each of our Mexican airports during the periods indicated:

Passenger Traffic
(in thousands)

	Year ended December 31,
	2015	2016	2017	2018	2019
Cancún	19,596.5	21,415.8	23,601.5	25,202.0	25,482.0
Mérida	1,663.6	1,944.8	2,148.5	2,451.6	2,790.7
Villahermosa	1,273.1	1,240.8	1,260.3	1,227.7	1,245.0
Veracruz	1,249.9	1,315.9	1,368.0	1,488.6	1,475.6
Oaxaca	663.2	746.9	862.3	951.0	1,196.3
Huatulco	618.8	662.8	776.6	819.3	892.3
Cozumel	553.8	538.1	541.6	579.7	546.4
Minatitlán	256.4	233.2	201.2	196.8	148.2
Tapachula	265.7	308.8	292.6	330.6	385.5
Total	26,141.0	28,407.1	31,052.6	33,247.3	34,162.0

The following table sets forth the air traffic movements in each of our Mexican airports during the periods indicated:

Air Traffic Movements by Airport(1)

	Year ended December 31,
	2015	2016	2017	2018	2019
Cancún	161,381	171,979	181,105	190,187	183,840
Veracruz	30,172	27,528	24,659	27,200	24,662
Mérida	33,340	37,050	43,362	50,091	52,341
Villahermosa	22,564	21,615	21,372	18,246	18,849
Oaxaca	15,249	17,312	19,276	18,635	20,834
Cozumel	16,321	15,858	15,092	15,065	12,624
Tapachula	8,989	9,373	9,749	8,867	8,603
Huatulco	8,268	8,892	9,486	9,356	10,098
Minatitlán	6,615	6,631	4,747	4,405	3,613
Total	302,899	316,238	328,848	342,052	335,464

___________

(1)	Includes departures and landings.

The following table sets forth the air traffic movements in our Mexican airports for the periods indicated in terms of commercial, charter and general aviation:

Air Traffic Movements by Aviation Category

	Year ended December 31,
	2015	2016	2017	2018	2019
Commercial Aviation	248,213	264,293	277,504	285,163	280,635
Charter Aviation	8,142	5,895	3,323	3,606	2,534
General Aviation(1)	46,544	46,050	48,021	53,283	52,295
Total	302,899	316,238	328,848	342,052	335,464

___________

(1)	General aviation generally consists of small private aircraft.

Cancún International Airport

Cancún International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2019, Cancún International Airport was the second busiest airport in Mexico in terms of passenger traffic and the second busiest in terms of international passengers in regular service, according to the General Office of Civil Aviation, Mexico’s federal authority on aviation. The airport is located approximately 16 kilometers (10 miles) from the city of Cancún, which has a population of 870,322. A substantial majority of the airport’s international passengers (60.1% in 2017, 58.2% in 2018 and 55.6% in 2019) began or ended their travel in the United States. The airport’s most important points of origin and destination are Mexico City, Monterrey, Guadalajara, Toronto, Dallas and Atlanta. Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the economies of the United States or Mexico.”

During 2019, approximately 25.5 million passengers traveled through Cancún International Airport, principally through Terminal 2, Terminal 3, which was opened in May 2007 and Terminal 4, which was opened in Nov 2017. After having closed in October 2005 following Hurricane Wilma, Terminal 1 was reopened in November 2013 to service an increased flight schedule of low-cost airlines such as VivaAerobus and MagniCharters.

Cancún is located in the state of Quintana Roo. Cancún and its surroundings were the most visited international tourism destination in Mexico in 2019, according to the Mexican Ministry of Tourism. According to the Mexican National Trust for Tourist Development, the Cancún area had 35,114 hotel rooms as of December 31, 2019. Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún International Airport. By air, Cancún is approximately one and a half to five hours from most major cities in the United States and 10 to 13 hours by air from most major European cities.

Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancún International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican National Trust for Tourism Development, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of 84,430 hotel rooms as of December 31, 2019.

Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business is highly dependent upon revenues from Cancún International Airport.”

The airport’s facilities include a total of 66 aircraft parking stands, 18 of which are remote aircraft parking stands. Terminal 1 (the charter and low-cost airline terminal), Terminal 2 (the old main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the terminal that commenced operations in May 2007 as described below), Terminal 4 (the terminal that commenced operations in November 2017 as described below) and a general aviation building that handles private aircraft. The airport has 66 gates, 38 of which are accessible by passenger walkways. Terminal 1 has 7 contact gates. Terminal 2 has 9 gates accessible by passenger walkways, 3 contact gates and 10 remote gates. Terminal 3 has 17 boarding gates accessible by passenger walkways and 6 remote gates. Terminal 4 has 12 boarding gates accessible by passenger walkways and 2 remote gates. The airport has 546 retail outlets located throughout Terminals 1, 2, 3 and 4 and one bank branch located in Terminal 2.

Terminal 1 in Cancún International Airport, which we acquired on June 30, 1999, has an area of 20,383 square meters (approximately 234.0 thousand square feet).

As part of our commercial strategy, in the fourth quarter of 2005 we completed an expansion of 8,224 square meters (approximately 88.6 thousand+ square feet) and a remodeling of 1,387 square meters (approximately 14.4 thousand square feet), giving us a total of 52,522 square meters (approximately 563.3 thousand square feet) in Cancún Airport’s Terminal 2. As part of our Mexican Master Development Program, we remodeled Terminal 2 in 2014. Specifically, we added security checkpoints and remodeled the space to improve passenger traffic. The remodel freed up space on the ground floor and upper level of Terminal 2 and, as a result, we were able to add new commercial spaces to the terminal.

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

Mérida International Airport

Mérida International Airport serves the inland city of Mérida, which has a population of 939,903 , and surrounding areas in the state of Yucatán. Mérida International Airport ranked second among our Mexican airports in 2019 in terms of passenger traffic. The substantial majority of this airport’s passengers are domestic. The airport’s primary point of origin and destination is Mexico City. In 2019, approximately 2.8 million passengers traveled through Mérida International Airport.

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

In 2017, 2018 and 2019, 19,127, 20,264 and 22,648 metric tons of cargo, respectively, were transported through Mérida International Airport, making it our leading airport in terms of cargo volume. In 2017, 2018 and 2019, Mérida represented 33.8%, 32.6% and 34.7%, respectively, of our total cargo volume.

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

In December 2017, an area of 78,000 square meters was judicially delivered to us as part of the final judgment. Then in May 2018, we recovered full possession of the building leased to customs agents. However, despite two judgments in our favor, as of April 7, 2020, the return of 14,000 square meters currently in the possession of GDS remains pending.

In addition to the business formerly operated by GDS, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009. Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

Cozumel International Airport

Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2019, 546,423 passengers traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 4.1 million, 4.3 million and 4.6 million cruise ship visitors in 2017, 2018 and 2019, respectively. Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers. The airport’s most important points of origin and destination are Mexico City, Dallas, Houston and Atlanta. The island of Cozumel has a population of 100,363.

The airport has a commercial runway with a length of 2,700 meters (1.7 miles). The airport has one main commercial terminal with six boarding positions and a total area of 12,071 square meters (approximately 129.93 thousand square feet). The airport also has a general aviation building for small private aircraft. There are currently 42 businesses operating at Cozumel International Airport.

Villahermosa International Airport

Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of 725,402. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry. During 2019, the airport served approximately 1.2 million passengers, substantially all of which arrived on domestic flights. The airport’s most important points of origin and destination are Mexico City, Monterrey, Cancún and Guadalajara.

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

Oaxaca International Airport

Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of 336,519. The airport served 1.2 million passengers in 2019, most of which were domestic. The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport’s most important point of origin and destination is Mexico City and Tijuana.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with six contact positions. The airport also includes a general aviation building for small private airplanes with 38 positions and two additional positions for helicopters. There are currently 24 businesses operating at Oaxaca International Airport.

Veracruz International Airport

Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of 534,426. Veracruz is one of the busiest ports in Mexico, accounting for 13.9% of all commercial traffic in Mexican ports, and is the location of the country’s largest container terminal. According to the Mexican Bureau of Ports, Veracruz accounted for 9.3% of all waterborne cargo handled by Mexican ports in 2019. In 2019, the airport served approximately 1.5 million passengers. Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important points of origin and destination are Mexico City, Monterrey and Cancún.

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

Huatulco International Airport

Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast. Huatulco has a population of 44,707, and was first developed as a tourist resort in the late 1980s. The airport served 892,287 passengers in 2019, most of which were domestic. The substantial majority of the airport’s passengers are international tourists, although the majority arrive through domestic flights and are classified as domestic passengers because of their connection in Mexico City. The airport’s most important point of origin and destination are Mexico City.

The airport has one runway with a length of 3,000 meters (1.9 miles). It was extended from a previous length of 2,700 meters (1.7 miles). The airport’s terminal has seven remote positions. The airport has a general aviation building for small private airplanes with 22 positions. There are currently 41 businesses operating at Huatulco International Airport.

Tapachula International Airport

Tapachula International Airport serves the city of Tapachula, which has a population of 242,193, and the state of Chiapas. In 2019, the airport served 385,483 passengers, substantially all of which were domestic. The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one terminal with four remote boarding positions. The airport also has a general aviation building for small private aircraft with 19 positions. There are currently 20 businesses operating at Tapachula International Airport.

Minatitlán International Airport

Minatitlán International Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos in the state of Veracruz, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán. The metropolitan area comprised of these three cities has a population of 115,429. In 2019, the airport served 148,159 passengers. In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque. The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses. Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,100 meters (1.3 miles). The airport’s main terminal has four remote parking positions. The airport has a general aviation building for small private airplanes with 11 boarding positions and two additional positions for helicopters. There are currently 25 businesses operating at Minatitlán International Airport.

Other Mexican Properties

In October 2008, we purchased 130 hectares of land on the bay of Huatulco from FONATUR for Ps.286.3 million. We won the right to purchase the land through a public bidding process that was part of a program launched by the Mexican government to accelerate the development of Huatulco as a flagship city for Mexican tourism. Pursuant to the terms of the purchase agreement, we are required to construct at least 450, and no more than 1,300 hotel rooms. We will be considered to have satisfied our obligations under the purchase agreement when at least 80.0% of the construction on 450 hotel rooms is completed. On March 26, 2013, FONATUR relieved us of the obligation to submit architectural plans and begin and complete construction within a specific timeframe. Therefore, we are no longer subject to penalties by FONATUR if we do not present the architectural plans or complete the project within the allotted time. On March 26, 2013, FONATUR issued an indefinite extension to our obligations under the purchase agreement and no longer imposes a mandatory deadline for investments. However, we are still required to meet all other obligations, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction. We cannot assure you that FONATUR will not make future requests to complete the project within a set timeframe or that we will be able to timely complete the required steps within that timeframe.

Principal Air Traffic Customers of our Mexican Airports

As of December 31, 2019, 8 Mexican airlines and 62 international airlines operated flights at our nine airports (including airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.

Interjet is the Mexican airline that operates the most flights at our Mexican airports. Among foreign airlines, American Airlines and United Airlines operate the greatest number of flights to and from our Mexican airports. In 2019, American Airlines and United Airlines accounted for 9.4% and 9.0%, respectively, of our revenues.

During late March 2019, Interjet experienced a series of flight delays and cancellations resulting in part from a shortage of employees to serve all of Interjet’s scheduled flights for the period. Interjet's management later announced that it had found a solution to prevent further service disruptions.

The following table sets forth our principal air traffic customers at our Mexican airports based on the percentage of regulated revenues they represented for the years ended December 31, 2017, 2018 and 2019:

Principal Air Traffic Customers of our Mexican Airports

	Percentage of ASUR Mexico Revenues
	Year ended December 31,
	2017	2018	2019
Customer
ABC Aerolíneas S.A. de C.V. (Interjet).	8.7%	10.4%	10.6%
American Airlines	10.9%	9.9%	9.4%
United Airlines, Inc.	10.5%	9.3%	9.0%
Aeroenlaces Nacionales, S. A. de C. V. (Viva Aerobus).	6.7%	7.0%	8.2%
Concesionaria Vuela Compañía de Aviación SAPI de CV (Volaris)	6.7%	7.6%	8.1%
Delta Air Lines Inc.	8.0%	7.6%	6.8%
Aerolitoral, S. A. de C. V. (Aeroméxico Connect).	5.6%	6.0%	5.5%
Aerovías de México, S. A. de C. V. (Aeroméxico).	5.2%	4.9%	4.4%
Southwest Airlines Co.	4.4%	4.6%	4.2%
Other	33.3%	32.7%	33.8%
Total	100.0%	100.0%	100.0%

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

In addition, on May 11, 2010, the Mexican government announced the commencement of a bidding process for the construction of a new airport in the Mayan Riviera. Three companies, including ASUR, participated in the bidding process. On January 31, 2011, the COFECE issued an unfavorable decision regarding our participation in the bidding process for the construction, maintenance and operation of the Riviera Maya airport. We disagreed with the decision and the views expressed by the COFECE and on March 11, 2011, we initiated legal proceedings pursuant to established Mexican legislation to defend our right to participate in the bidding process. On May 20, 2011, we were notified by the Ministry of Communications and Transportation, through the Mexican Civil Aviation Authority, that the international public bidding process was cancelled because none of the technical bids presented by the participants complied with the requirements established in the bidding documents. As a result, these legal proceedings were cancelled and have therefore terminated. No party was declared the winner of these legal proceedings. If a new bidding process is started and we decide to participate, we may again be denied the right to participate.

Currently, the Mayan Riviera is served primarily by Cancún Airport. In the context of the 2010 bidding procees for the new Mayan Rivera airport, the Ministry of Communications and Transportation committed to adjust the master development plans and maximum rates for our airports within three months of the granting of a concession for the Mayan Riviera airport. We are unable to predict the effect that a new airport may have on our Mexican passenger traffic or operating results and the extent of any revisions to our master development plans or maximum rates if a new project is successfully carried out.

In February 2014, the Palenque International Airport opened in the city of Palenque, 46.9 miles from Villahermosa. We do not believe the Palenque International Airport has had an impact on passenger traffic at the Villahermosa International Airport and we estimate that any impact that may be experienced in the future would not be significant.

The Mexican Airport and Auxiliary Services Agency currently operates six small airports in Mexico’s southeast region and Grupo Aeroportuario de Chiapas (“GAC”) operates two. The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 3.8% of passenger traffic in the region and GAC estimates that its airports account for less than 4.1% of passenger traffic in the region.

Luis Muñoz Marín International Airport

We, through our Cancún airport subsidiary, own a 60.0% interest in Aerostar, which has a 40-year lease for the LMM Airport. The LMM Airport is located three miles outside of San Juan, Puerto Rico. It is the Caribbean’s largest and busiest airport, offering leisure and business travel to over 55 destinations. The LMM Airport serves the capital of San Juan and it is the primary gateway from Puerto Rico to international destinations and the mainland United States. The LMM Airport is ranked as the 19th largest medium hub facility and the 49th largest airport in the United States by the FAA based on number of enplanements, as of December 31, 2019. According to the Puerto Rico Ports Authority, in 2017, 2018 and 2019, approximately 8.4 million passengers, 8.4 million passengers and 9.4 million passengers, respectively, traveled through the LMM Airport.

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

In 2017, LMM Airport opened eight commercial spaces. In 2018, 8 commercial spaces were opened. In 2019, 16 commercial spaces were opened.

Principal Air Traffic Customers of LMM Airport

As of December 31, 2019, 29 domestic and 15 international airlines were operating directly or through code-sharing arrangements, where two or more airlines share the same flight and each airline publishes and markets the flight under its own flight number, at LMM Airport. Some airlines serve both international and domestic destinations.

As of December 31, 2019, scheduled passenger air services at LMM Airport were provided by 30 airlines (together with regional affiliates and other partners).

The following table sets forth our principal air traffic customers at LMM airport based on the percentage of Puerto Rico regulated revenues they represented for the year ended December 31, 2019.

Principal Air Traffic Customers of LMM Airport

	Percentage of ASUR Puerto Rico Revenues
	Year Ended December 31,
	2017	2018	2019
Customer
JetBlue Airways	29%	29%	30%
American Airlines	15%	13%	11%
Southwest Airlines	9%	9%	8%
Delta Air Lines Inc.	7%	6%	6%
United Airlines	6%	5%	6%
Spirit Airlines	2%	3%	6%
Copa Airlines	3%	4%	4%
Seaborne Virgin Islands	4%	3%	3%
Fedex	3%	3%	2%
Other	25%	25%	24%
Total	100%	100.0%	100.0%

On September 20, 2017, Hurricane Maria struck Puerto Rico, causing extensive damage to the hotel and tourist infrastructure on the island, which led to sharply reduced air passenger traffic at LMM Airport, especially during the third and fourth quarters of 2017. During the third and fourth quarters of 2017, our passenger traffic in Puerto Rico decreased 15.8% relative to the same period in 2016. Our passenger traffic in Puerto Rico also decreased 0.4% in 2018 relative to 2017. Our passenger traffic in Puerto Rico increased 12.8% in 2019 relative to 2018.

In 2019, passengers at LMM Airport traveling to and from the mainland United States represented 89% of total passenger traffic. The LMM Airport’s passenger segments are primarily divided among leisure, visiting friends and relatives and business.

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

Our Colombian Airports

Our subsidiary Airplan, of which we own 100.0% of the capital stock, holds a concession to administer, operate, develop and maintain six airports in Colombia. The overall duration of the concession depends on the revenues generated by the Colombian airports. In particular, the concession remains in effect until the date on which any of the following events occur: (i) the regulated revenues generated are equal to expected regulated revenues, provided that the concession agreement has been in force for at least 24 years or (ii) the concession agreement has been in force for at least 40 years, regardless of whether the regulated revenues generated are equal to the expected revenues. If our Colombian airports generate regulated revenues that are equal to the expected revenues before the end of the 24-year period, the concession agreement will remain in effect until the end of such period. Thus, management considers such factors in determining the final year of the concession term, which is 2032; however, in accordance with legal guidelines, the concession term may be extended until 2048 as long as the aforementioned requirements established by the grantor are met. Our Colombian airports include José María Córdova International Airport in Rionegro and Enrique Olaya Herrera Airport in Medellín, Los Garzones Airport in Montería, Antonio Roldán Betancourt Airport in Carepa, El Caraño Airport in Quibdó, and Las Brujas Airport in Corozal.

Colombia

Colombia continues to grow as an increasingly popular tourist destination in Latin America, attracting approximately 4.5 million international visitors in 2019, a 2.7% increase compared to the same period in 2018, according to the Colombian Ministry of Commerce, Industry and Tourism. In particular, Medellín and its outskirts, where we operate José María Córdova International Airport and Enrique Olaya Herrera Airport, is one of the most-visited cities in Colombia.

Our Colombian airports served approximately 10.0 million passengers in 2017, approximately 10.6 million passengers in 2018 and approximately 12.1 million passengers in 2019. For year-by-year passenger figures, see “—Our Colombian Airports.”

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

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft. Passenger charges are established and regulated by Aerocivil pursuant to Resolution 04530 of 2007. Pursuant to Aerocivil regulations and the concession agreement, José María Córdova, Montería and Quibdó Airports apply the same domestic passenger charge, Enrique Olaya Herrera Airport has its own domestic passenger charge and Carepa and Corozal apply the same domestic passenger charge. José María Córdova and Enrique Olaya Herrera Airports apply the same international passenger charge. International passenger charges are U.S. dollar-denominated. As of January 15, 2020, the charge for international passengers was U.S.$41 for the José María Córdova and Enrique Olaya Herrera Airports. Colombian domestic passenger charges are Colombian peso-denominated. As of January 15, 2020, the charge for Colombian domestic passengers was COP$16,900, COP$21,400, COP$16,900, COP$8,500, COP$16,900 and COP$8,500 for the José María Córdova, Enrique Olaya Herrera, Montería, Carepa, Quibdó and Corozal Airports, respectively.

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

Commercial Activities

Within our six Colombian airports, we leased 1,037 commercial premises through 447 contracts with local tenants as of December 31, 2019. Our most important tenants in terms of occupied space and revenue in 2019 were Duty Free Partners Colombia SAS, Aerovias del Continente Americano S.A AVIANCA, Marketmedios Comunicaciones S.A., Organización Terpel S.A., Sapia C I S.A.S., Global Lounge Colombia S.A.S., Aerorepublica S.A., Mera Medellin S.A.S., Lasa S.A. Sociedad de Apoyo Aeronautico S.A., Tampa Cargo S.A.S., Empresa Aerea de Servicios y Facilitación Logistica Integral SA. EASYFLY, Longport Colombia LTDA., IMC Airport Shoppes SAS., and others.

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

Our Colombian Airports

In 2019, our Colombian airports served a total of 12.1 million passengers, excluding passengers in transit and private aviation passengers. In 2019, José María Córdova International Airport accounted for 76.6% of our passenger traffic and 83.5% of our revenues, in each case from our Colombian airports.

José María Córdova International Airport in Rionegro and Enrique Olaya Herrera Airport in Medellín are designated as international airports under Colombian aeronautical regulations, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

José María Córdova International Airport

José María Córdova International Airport is the second-busiest airport in Colombia in terms of passenger traffic. The airport is located in Rionegro, approximately 45 minutes from Medellín. Medellín has a population of approximately 2.5 million as of December 31, 2019, and is situated in a valley in the mountainous Antioquia department. The city is an urban center that is home to various businesses, museums, universities and parks. In addition, Medellín hosts an annual flower festival that attracts visitors.

The airport’s most significant points of origin and destination are Bogotá, Cartagena, Panama City, Santa Marta, Cali, San Andrés, Barranquilla, Miami, Fort Lauderdale, Montería and Madrid. During 2019, approximately 9.2 million passengers traveled through José María Córdova International Airport, including 1.8 million international passengers and 7.4 million domestic passengers.

The following table sets forth the number of international passengers (excluding passengers in transit and private aviation passengers) at José María Córdova International Airport by flight origin or destination.

Year ended December 31,
(in thousands)
City	2017	2018	2019
Panama City	497.0	557.1	552.5
Miami	279.7	316.6	336.9
Fort Lauderdale	159.6	191.1	202.3
Madrid	105.0	140.9	183.6
Lima	47.0	93.8	153.0
Mexico City	72.2	94.9	151.0
Other	145.0	189.1	241.4
Total	1,305.5	1,583.5	1,820.7

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through José María Córdova International Airport by flight origin or destination.

Year ended December 31,
(in thousands)
City	2017	2018	2019
Bogotá	3,555.4	4,042.8	4,501.8
Cartagena	714.2	841.3	922.3
Cali	429.5	369.5	428.2
San Andrés	334.5	367.1	388.1
Barranquilla	299.6	306.9	368.8
Santa Marta	257.4	240.4	521.5
Other	302.5	280.6	278.7
Total	5,893.1	6,448.6	7,409.4

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. José María Córdova International Airport currently has one runway, with a length of 3,440 meters (2.1 miles). José María Córdova International Airport was built in 1985 and currently has two terminals (passenger and cargo terminals).

There are currently 190 businesses operating in José María Córdova International Airport.

Enrique Olaya Herrera Airport

Enrique Olaya Herrera Airport also serves the city of Medellín, and was the city’s main airport until the opening of José María Córdova International Airport in 1985. The airport is conveniently located within Medellín city limits and serves domestic flights to cities such as Bogotá, Bucaramanga and Pereira. The airport’s primary points of origin and destination are Quibdó, Apartadó, Bogotá, Montería, Pereira and Bucaramanga. In 2019, approximately 1.1 million passengers traveled through Enrique Olaya Herrera Airport.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Enrique Olaya Herrera Airport by flight origin or destination.

Year ended December 31,
(in thousands)
City	2017	2018	2019
Quibdó	222.8	218.3	231.8
Apartadó	172.4	168.5	190.5
Bogotá	117.5	127.3	113.7
Montería	89.2	97.2	103.6
Pereira	80.8	93.2	107.9
Bucaramanga	55.1	54.2	64.6
Corozal	38.7	41.7	29.9
Manizales	34.6	32.1	52.3
Other	198.9	119.6	201.0
Total	1,010.0	952.1	1,095.3

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). Enrique Olaya Herrera Airport was built in 1932.

There are currently 148 businesses operating at Enrique Olaya Herrera Airport.

Los Garzones Airport

Los Garzones Airport serves the city of Montería, Colombia. The city of Montería is located in the northern region of Colombia and has a population of 498,858 as of December 31, 2019. The city is located approximately 30 miles from the Caribbean Sea and has an inland seaport connected to the Caribbean Sea by the Sinú River. During 2019, 1.03 million passengers traveled through Los Garzones Airport, including only Colombian domestic passengers. The airport’s primary points of origin and destination are Bogotá and Medellín. The airport serves domestic flights to cities such as Bogotá, Medellín, Cartagena and Barranquilla.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Los Garzones Airport by flight origin or destination.

Year Ended December 31,
(in thousands)
City	2017	2018	2019
Bogotá	655.9	654.8	705.1
Medellín	252.0	249.5	285.7
Barranquilla	27.6	25.4	29.7
Other	18.1	11.4	7.8
Total	953.6	941.1	1,028.3

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 2,298 meters (1.4 miles). Los Garzones Airport was built in 1974.

There are currently 41 businesses operating at Los Garzones Airport.

Antonio Roldán Betancourt Airport

Antonio Roldán Betancourt Airport serves the city of Carepa, Colombia. The city of Carepa has a population of 49,659 as of December 31, 2019. During 2019, 226,951 passengers traveled through Antonio Roldán Betancourt Airport. The airport’s primary point of origin and destination is Medellín. The airport serves domestic flights to cities such as Bogotá, Medellín and Quibdó.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Antonio Roldán Betancourt Airport by flight origin or destination.

Year Ended December 31,
(in thousands)
City	2017	2018	2019
Medellín	179.9	181.4	204.4
Bogotá	10.9	10.3	17.5
Quibdó	7.3	5.4	4.7
Other	7.1	—	0.3
Total	205.2	197.1	226.9

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,964 meters (1.2 miles). Antonio Roldán Betancourt Airport was built in 1989.

There are currently 15 businesses operating at Antonio Roldán Betancourt Airport.

El Caraño Airport

El Caraño Airport serves the city of Quibdó, Colombia, located on the Atrato River in the western region of the country. The city of Quibdó has a population of 130,042 as of December 31, 2019. During 2019, 384,487 passengers traveled through El Caraño Airport. The airport’s primary points of origin and destination are Medellín and Bogotá. The airport serves domestic flights to cities such as Bogotá, Medellín and Cali.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through El Caraño Airport by flight origin or destination.

	Year Ended December 31,
	(in thousands)
City	2017	2018	2019
Medellín	225.2	223.8	241.8
Bogotá	88.9	79.8	82.1
Cali	—	14.1	22.6
Bahía Solano	16.9	1.5	20.2
Other	44.5	7.7	17.8
Total	375.5	326.9	384.5

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). El Caraño Airport was built in 1957.

There are currently 44 businesses operating at El Caraño Airport.

Las Brujas Airport

Las Brujas Airport serves the city of Corozal, Colombia. The city of Corozal has a population of 69,268 as of December 31, 2019. During 2019, 87,023 passengers traveled through Las Brujas Airport. The airport’s primary point of origin and destination is Bogotá. The airport serves domestic flights to cities such as Bogotá and Medellín.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Las Brujas Airport by flight origin or destination.

Year Ended December 31,
(in thousands)
City	2017	2018	2019
Bogotá	42.5	56.8	57.0
Medellín	40.5	34.3	30.0
Other	0.1	0.0	0.0
Total	83.1	91.1	87.0

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). Las Brujas Airport was built in 1939.

There are currently 9 businesses operating at Las Brujas Airport.

Principal Air Traffic Customers of our Colombian Airports

As of December 31, 2019, 13 international and 14 Colombian airlines operated flights at our six Colombian airports.

Avianca is the Colombian airline that operates the most flights at our Colombian airports. Among foreign airlines, COPA and LATAM operate the greatest number of flights to and from our Colombian airports.

The following table sets forth our principal air traffic customers at our Colombian airports based on the percentage of revenues they represented for the year ended December 31, 2019.

Principal Air Traffic Customers at Our Colombian Airports

	Percentage of ASUR Colombia Revenues
	Year Ended December 31,
	2017	2018	2019
Customer
Aerovías del Continente Americano (AVIANCA)	26.2%	26.4%	25.4%
AeroRepública S.A. (COPA Airlines)	16.5%	16.7%	17.4%
Fast Colombia SAS (Viva Colombia)	12.0%	10.4%	11.1%
Aerovías de Integración Regional S.A. (LATAM)	6.6%	7.2%	7.6%
American Airlines Inc.	6.1%	5.7%	5.2%
Empresa Aérea de Servicios y Facilitación Logística Integral (EASYFLY)	4.4%	4.0%	4.4%
Spirit Airlines Inc.	3.2%	3.4%	4.2%
Satena	2.9%	2.9%	2.6%
Jet Blue Airways Corporation	2.8%	2.9%	2.7%
Trans American Airlines (TACA)(1)	4.5%	3.6%	—
Others	14.8%	16.8%	19.4%
Total	100.0%	100.0%	100.0%

(1)       TACA’s routes were absorbed by Avianca on February 21, 2019.

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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2019		2020		2021		2022		2023		Totals
	(millions of constant Mexican pesos as of December 31, 2019)(1)
Cancún	1,183.4	(2)	2,677.7	(2)	1,521.2	(2)	1,155.0	(2)	465.5	(2)	7,002.8	(2)
Cozumel	35.1		167.0		77.0		27.0		22.2		328.3
Huatulco	200.0		186.0		116.2		73.4		83.4		659.0
Mérida	406.2		892.3		648.0		316.6		100.0		2,363.1
Minatitlán	35.6		59.4		49.1		17.2		8.0		169.3
Oaxaca	85.6		490.2		240.4		70.8		25.7		912.7
Tapachula	13.2		51.7		34.8		45.4		32.6		177.7
Veracruz	99.8		260.5		109.6		69.6		50.6		590.1
Villahermosa	113.5		321.0		219.0		40.8		61.2		755.5
Total	2,172.4		5,105.8		3,015.3		1,815.8		849.2		12,958.5

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2019, we have invested Ps.2,188.0 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
Airport	January 1, 2019 – December 31, 2023		January 1, 2024 – December 31, 2028	January 1, 2029 – December 31, 2033
	(millions of constant Mexican pesos as of December 31, 2019)(1)
Cancún	7,002.8	(2)	6,319.2	4,823.3
Cozumel	328.3		358.9	211.3
Huatulco	659.0		369.6	234.2
Mérida	2,363.1		849.0	368.8
Minatitlán	169.3		197.2	81.5
Oaxaca	912.7		277.3	194.9
Tapachula	177.7		129.3	144.1
Veracruz	590.1		443.0	354.3
Villahermosa	755.5		412.0	343.1
Total	12,958.5		9,355.5	6,755.5

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2019, we have invested Ps.2,188.0 million (which is included in the investment commitments for this period shown above).

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

All other sources of revenues at our Mexican airports are not regulated. 52.6%, 60.1% and 57.9% of our Mexican revenues in 2017, 2018 and 2019, respectively, were derived from regulated sources of revenue.

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

	Maximum Rates(1)(2)
	Year ended December 31,
	2019	2020	2021	2022	2023
Cozumel	273.69	271.77	269.86	267.97	266.10
Tapachula	258.05	256.25	254.45	252.67	250.89
Minatitlán	254.77	252.49	250.72	248.97	247.23
Villahermosa	211.92	210.44	208.96	207.51	206.06
Veracruz	211.38	209.90	208.43	206.97	205.52
Mérida	202.99	201.57	200.16	198.75	197.36
Huatulco	197.44	196.06	194.69	193.33	191.97
Oaxaca	187.10	185.79	184.49	183.20	181.92
Cancún	185.26	183.96	182.67	181.39	180.12

(1)	Expressed in adjusted Mexican pesos as of December 31, 2019 based on the Mexican producer price index (excluding petroleum).
(2)	Our Mexican concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the five-year period ending December 31, 2023, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the daily value of the Unit of Measure and Update. As of February, 2020: The daily value of the Unit of Measure and Update was Ps.86.9. As a result, the maximum penalty as of such date could have been Ps.4.34 million (U.S.$230,329). In the event that a Mexican concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

Penalties and Termination and Revocation of Mexican Concessions and Concession Assets

The Mexican Airport Law provides that sanctions of up to 400,000 times the daily value of the Unit of Measure and Update may be assessed for failures to comply with the terms of a concession. As of February, 2020, the daily value of the Unit of Measure and Update was Ps.86.88. As a result, the maximum penalty as of such date could have been Ps.34.8 million (U.S.$1.8 million).

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

The General Law of Ecological Balance and Environmental Protection is a framework law that establishes the basic tenets of Mexican environmental law as well as the various instruments of public policy designed to mitigate environmental degradation in the country, such as the evaluation of environmental impact, the imposition of environmental damage or pollution liability and environmental land planning among others. In connection with the management of dangerous materials and pollution liability, the General Law for the Prevention and Integral Management of Waste imposes an obligation on responsible parties to remedy pollution and also establishes the joint liability of both property owners and parties having actual possession of polluted property, regardless of the party responsible for the pollution. Pursuant to the Law of National Waters, the use of national waters is subject to obtaining a concession from the National Water Commission (Comisión Nacional del Agua), or the CONAGUA. The companies that discharge waste water must obtain a permit and comply with maximum allowable contaminant levels in order to preserve water quality and must also pay fees, such as for the use of national waters and wastewater discharge basins. The Mexican Official Norms (Normas Oficiales Mexicanas), which are benchmarks or technical requirements for environmental protection with respect to miscellaneous activities, are issued by a competent regulatory authority pursuant to the General Law of Ecological Balance and Environmental Protection. The Mexican Official Norms establish the maximum thresholds for atmosphere emissions and pollution discharges into waste water, list and classify hazardous waste, provide for the protection of flora and fauna species, etc. The Mexican Official Norms also regulate noise pollution by establishing the maximum permitted decibel thresholds. The PROFEPA and CONAGUA can bring administrative and criminal proceedings against companies that violate environmental laws, and they also have the ability to close non-complying facilities. Additionally, under the Federal Law of Environmental Responsibility, certain third parties, as well as civil organizations, members of affected communities, the PROFEPA itself and local environmental authorities may file environmental damage claims before the district courts. This law provides for a new legal proceeding to demand the reparation of or compensation for environmental damage resulting from unlawful acts or omissions. Under this new law, we could be subject to additional liabilities and penalties. Certain establishments in Mexico generating more than 25,000 tons of CO2 per year are required to verify and report their direct or indirect emissions of greenhouse gases to the National Emissions Registry (Registro Nacional de Emisiones), the regulatory arm of the Mexican Environmental, National Resources and Fishing Ministry (Secretaría de Medio Ambiente Recursos Naturales y Pesca).

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

PUERTO RICO REGULATORY FRAMEWORK

Puerto Rico Sources of Regulation

The following are the principal laws, regulations and instruments that govern the business and operation of the LMM Airport owned by Aerostar, our joint venture with PSP Investments:

•	the Federal Aviation Act of 1958, as enacted and amended and any regulations issued under it;

•	the Federal Aviation Administration’s Airport Privatization Program;

•	the Part 139 Certification of Airports issued by the FAA;

•	the Airport Security Program approved by the Transportation Security Administration (“TSA”);

•	the Puerto Rico Public Private Partnership Act of June 8, 2009, as amended (“Act No. 29”);

•	the Lease Agreement among Aerostar and the Puerto Rico Ports Authority (“PRPA”) dated July 24, 2012, which entitles Aerostar to lease and operate the LMM Airport for an initial term of forty (40) years; and

•	the Airport Use Agreements dated February 27, 2013, which govern the relationship between Aerostar and the principal airlines serving the LMM Airport.

The Federal Aviation Act of 1958 is an act of the U.S. Congress that created the FAA. Its purpose is to promote safe air travel and to protect lives and property of people on the ground as well as air travelers. The act gave the FAA the authority to set aviation regulations and to oversee and regulate safety in the airline industry.

The FAA’s Airport Privatization Program was established by the U.S. Congress to explore privatization as a means of generating capital for airport improvement and development. Through the program, private companies may own, manage, lease and develop public airports. The 2012 Reauthorization Act (the “Act”) increased the number of airports that can participate in the program from five to ten. The Act also authorized the FAA to permit up to 10 public airport sponsors to sell or lease an airport with certain restrictions and to exempt the sponsors from certain federal requirements that could otherwise make privatization impractical. Under this program, the airport’s owners or lease holders may be exempt from repayment of federal grants, return of property acquired with federal assistance and the use of proceeds from the airport’s sale or lease to be used exclusively for the airport’s purposes. The Act also provides that a private operator may receive Airport Improvement Program and discretionary grants, collect Passenger Facility Charges and charge reasonable fees, provided that the airport demonstrates compliance with nine key statutory and regulatory conditions, including applicable Airport Improvement Program grant assurances, Passenger Facility Charges assurances, and assurances that it will not “unjustly discriminate,” that the operation of the airport will not be interrupted, that fees imposed on general aviation operators will not increase faster than fees for air carriers, and that collective bargaining agreements for airport employees will not be abrogated. The pilot program began in September 1997. As of January 2019, the most recent date for which this information is available, there were two approved airports and one preliminary application in the program.

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

Act No. 29 authorizes all departments, agencies and instrumentalities of the government of Puerto Rico to establish public-private partnerships through partnership contracts as defined under Act No. 29. Act No. 29 sets the process for procuring Public Private Partnership projects, including the development of a Desirability & Convenience study for each prospective project and establishment of the Request for Qualifications and Request for Proposals process. It also establishes eligibility criteria for potential bidders and provides lenders the right to “step-in” upon default. Granting Aerostar the lease to operate the LMM Airport was the second project to be completed under Act No. 29. A public-private partnership is a contractual arrangement between a public sector agency and a non-government entity that allows for greater private sector participation in the development and financing of infrastructure projects and provisions of services.

Role of the Federal Aviation Administration

The FAA is the national aviation authority of the United States. As an agency of the U.S. Department of Transportation, it has authority to regulate and oversee aspects of civil aviation in the United States. The FAA’s primary responsibilities include:

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

Role of the Transportation Security Administration

The TSA is an agency of the Department of Homeland Security that was created after the terrorist attacks of September 11, 2001 to strengthen the security of U.S. transportation systems. The TSA is responsible for security at U.S. airports and has deployed a federal workforce to screen all commercial airlines passengers and baggage. The TSA also regulates aviation security. The TSA employs a risk-based strategy to secure U.S. transportation systems. As of February 2020, the TSA had approximately 50,000 security officers who screened more than 2 million passengers each day at nearly 440 federalized airports throughout the United States.

Role of the Puerto Rico Ports Authority

PRPA is a public corporation and government body created by Law No. 125 on May 7, 1942. Prior to February 27, 2013, when the transactions contemplated by the Lease Agreement were completed, it was the governing body responsible for the current operations at the LMM Airport. The PRPA is directed by an Executive Director and a board of directors. It has a Maritime Department and an Aviation Department. In addition to leasing the LMM Airport to Aerostar, the Aviation Department owns and currently operates the Isla Grande, Ponce, Mayaguez, Arecibo, Aguadilla, Culebra, Humacao, Patillas and Vieques aiports (the “Regional Airports”). The PRPA is currently conducting a request for proposals (RFP) process aimed at contracting a private provider to operate and manage the Regional Airports. This RFP process is not being conducted pursuant to Act No. 29 because the proposed contractual relationship between the PRPA and the private provider would not be a lease, or other type of concession, and, therefore, would not qualify as a public-private partnership.

Scope of Lease Agreement and General Obligations of Aerostar

As authorized by Act No. 29, the PRPA granted Aerostar a Lease for an initial term of 40 years from February 27, 2013. This initial term may be terminated earlier or extended if both the PRPA and Aerostar agree to the modification in writing, in accordance with the terms of the Lease and the Use Agreement. Aerostar made an upfront payment of U.S.$615.0 million, which was funded by a mixture of debt financing incurred by Aerostar and equity contributions by each of ASUR (through its Cancún airport subsidiary) and Oaktree Capital. During the term of the Lease Agreement, Aerostar will be required to make annual revenue-sharing payments to the PRPA, fixed at U.S.$2.5 million per year for the first five years, 5.0% of gross airport revenues for the sixth through the thirtieth years and 10.0% of gross airport revenues for the thirty-first through fortieth years.

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

The Use Agreements entitle Aerostar to the following total annual contributions from the airlines serving the LMM Airport:

•	For the first partial year of the term (i.e., the year ending December 31, 2013), U.S.$62.0 million multiplied by the number of days of the term in that year over the number of days in that year.

•	For the five full years of the term, U.S.$62.0 million per year.

•	For the remaining full years of the term, the total annual contribution for the prior year, adjusted for inflation based on the U.S. non-core consumer price index. For the year ended December 31, 2019, the total annual contribution was U.S.$63.1 million.

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

Aerostar is also required under the Use Agreements to complete certain initial capital projects, such as construction of new access roads and all necessary utilities, relocation of certain terminal baggage inspection facilities, replacement of stairwells in the LMM Airport parking garage, replacement of failed pavement in taxiways, update of Airline location signs on access roads and terminal entrances and repair roof leaks in all LMM terminals, among others. These initial capital projects are necessary to bring the condition of the LMM Airport to a high level consistent with the Operating Standards (described below). If the aggregate cost incurred by Aerostar for performing all required initial capital projects is less than U.S.$34.0 million, the Signatory Airlines have the right to require that Aerostar expend an amount equal to the difference between the costs incurred in performing the initial capital projects and U.S.$34.0 million toward completing other capital projects approved by the Signatory Airlines without adjusting the annual contribution the Signatory Airlines must pay Aerostar under the Use Agreement. As of December 31, 2019, most of these initial capital projects have been completed, and those still in process are included in the short to medium term capital plan schedule.

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

Capacity Enhancement Plan

In accordance with the Use Agreement, Aerostar and the Signatory Airlines agreed on a plan for the reconfiguration of the LMM Airport, also known as the Capacity Enhancement Plan, or CEP.

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

Upon the occurrence of any of the events of default described above, the PRPA has the right to do any or all of the following:

•	terminate the Lease, subject, in certain circumstances, to Aerostar’s right to cure the default;

•	if the default consists of the Aerostar’s failure to pay amounts due, make the payment on behalf of Aerostar and to be reimbursed within three business days after written demand of reimbursement;

•	cure the default and seek reimbursement for any costs associated with curing the default plus an administrative fee equal to 15.0% of the cure costs;

•	seek specific performance, injunction or other equitable remedies if damages are inadequate to remedy the default in question;

•	seek to recover losses arising from the default and exercise any recourse available to any party who is entitled to damages or a debt under applicable law;

•	seize any of Aerostar’s goods located at the LMM Airport;

•	debar or suspend Aerostar for 10 years in accordance with Act No. 29; and

•	exercise any of its other rights and remedies under the Lease, at law or in equity.

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

Environmental Matters

Our LMM Airport business is subject to U.S. federal and Puerto Rico laws and regulations relating to the protection of the environment. The principal environmental laws include the federal Clean Air Act, governing air emissions, the federal Clean Water Act, governing wastewater and storm water discharges, the federal Resource Conservation and Recovery, governing waste management, and various Puerto Rico laws and regulations administered by the Puerto Rico Department of Natural and Environmental Resources (“DNER”). The LMM Airport maintains several environmental permits, including an operating permit for air emissions and non-hazardous waste generator and transporter registrations issued by the Puerto Rico Environmental Quality Board (an agency that has since been merged into the DNER), a storm water permit and hazardous waste generator registration issued by the U.S. Environmental Protection Agency (“EPA”), a wastewater discharge authorization issued by the Puerto Rico Aqueduct and Sewer Authority, and a used oil storage permit issued by the local municipality.

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

Role of the Olaya Herrera Airport Public Authority

The Olaya Herrera Airport Public Authority (Establecimiento Público Aeropuerto Olaya Herrera), or AOH, is a municipal public entity that, together with Aerocivil, granted the concession to Airplan in 2008. The AOH has jurisdiction over the physical location of the Enrique Olaya Herrera Airport in Medellín. The AOH executed an administrative contract with Aerocivil in 2007 to grant the Airplan concession. The AOH managed the concession jointly with Aerocivil and, after the substitution of ANI for Aerocivil to the 2007 administrative contract, does so with ANI. Pursuant to Decree 2299 of 2001, the purpose and function of AOH is the administration and development of a property granted to the municipality of Medellín for the operation of airport facilities. In order to achieve this mandate, the AOH is legally entitled to partner with individuals and public and private legal entities.

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

We completed the adaptation and modernization stage on March 6, 2020 and we are currently in the maintenance stage, which we expect to end in April 2032. The overall duration of the concession depends on the revenues generated by the Colombian airports. In particular, the concession remains in effect until the date on which any of the following events occur: (i) the regulated revenues generated are equal to expected regulated revenues, provided that the concession agreement has been in force for at least 24 years or (ii) the concession agreement has been in force for at least 40 years, regardless of whether the regulated revenues generated are equal to the expected revenues. If our Colombian airports generate regulated revenues that are equal to the expected revenues before the end of the 24-year period, the concession agreement will remain in effect until the end of such period. Thus, management considers such factors in determining the final year of the concession term, which is 2032; however, in accordance with legal guidelines, the concession term may be extended until 2048 as long as the aforementioned requirements established by the grantor are met.

The concession sets forth a series of obligations, including payment of concession fees (a fixed fee that the ANI cannot modify, equal to 19.0% of regulated revenues and non-regulated revenues invoiced by the concession holder), obtaining the ANI’s express approval for large construction, renovation or expansion projects, compliance with applicable environmental legislation, refraining from providing air transport services to passengers, payment of dispute resolution costs and expenses, obtaining necessary licenses and permits required for the activities under the concession and any related requirements regarding the administration, commercial exploitation, operation, resources management, adaptation and maintenance of the airports. We may not assign the concession without prior written authorization from the AOH and ANI.

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

The trustee maintains, in accordance with current accounting standards, a record of each and every one of the payments and transfers that are made to third parties or to the concessionaire itself, making the appropriate charges to the trust’s accounts. The foregoing is without prejudice to the assignment of regulated revenues and non-regulated revenues to the concessionaire and not the trust. The debt and capital resources obtained by the concessionaire are recorded in the concessionaire’s own accounts and only kept for record purposes in the trust because the trust is constituted for purposes of administering such resources.

The constitution of the trust was made through the execution of an irrevocable mercantile trust and administration contract whose term is the maximum term authorized by the Colombian Commercial Code.

Committed Investments

Airplan and the Colombian government reached agreements in 2014 and 2016 with terms of three years and 33 months, respectively, with regard to investment commitments for certain of Airplan’s airports. In 2018 and 2019, we executed amendments to the 2014 and 2016 agreements that extended the term of those agreements but did not modify the amount of investment commitments. For 2018 and 2019, José María Córdova International Airport has committed investments of U.S.$13.5 million (COP$44,210.0 million) and U.S.$9.1 million (COP$29,790.5 million), respectively. For 2018, El Caraño Airport has committed investments of U.S.$0.84 million (COP$ 2,758.1 million). These amounts have been translated at the rate of COP$3,277.14 per U.S.$1.00, which corresponds to the Colombian Peso Market Exchange Rate (Tasa de cambio representativa del mercado) as of December 31, 2019. Antonio Roldán Betancourt Airport, Enrique Olaya Herrera Airport, Los Garzones Airport and Las Brujas Airport do not have any investment commitments with the Colombian government for 2018 and 2019.

The following table presents a summary of the investment commitments for our Colombian airports as of December 31, 2019.

Committed Investments at Our Colombian Airports

Airport	Project Description	Amount Invested (in millions of COP$)	Status as of December 31, 2019
Montería	Runway renovation	10,762.2	Completed
Corozal	Runway renovation	5,757.5	Completed
Medellín (Rionegro)	Runway renovation	28,304.3	Completed
Medellín	Runway renovation	8,321.3	Completed
Quibdó	Runway renovation	16,322.1	Completed
Carepa	Runway renovation	13,622.5	Completed
Medellín (Rionegro)	Expansion of domestic departures passenger terminal	22,588.6	Completed
Medellín (Rionegro)	Expansion of international departures passenger terminal	25,492.5	Completed
Medellín (Rionegro)	Connections building	23,456.5	Completed
Medellín (Rionegro)	Expansion of international platform	37,749.4	Completed
Medellín (Rionegro)	Expansion of cargo terminal	99,262.9	In progress(1)
Quibdó	Expansion of passenger terminal	10,727.7	Completed
Quibdó	Construction of shopping center, hotel and library	75,509.5	Completed
Quibdó	Expansion of runway and platform	86,041.8	Completed
Montería	Expansion of passenger terminal	29,288.8	Completed

(1) As of March 6, 2020, this project has been completed.

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

Environmental Matters

Our Colombian operations are subject to national, regional and municipal laws, regulations and official standards relating to the protection of the environment and of natural resources. The main environmental laws include Law 1682 of 2013, which regulates the environmental regime applicable to transportation and infrastructure projects in Colombia and Decree 1076 of 2017, which regulates environmental licenses and permits.

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our material consolidated subsidiaries as of December 31, 2019, including our direct and indirect ownership interest in each:

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

(1) As of December 31, 2019, Aeropuerto de Cancún, S.A. de C.V., has an 18.1% equity participation in this airport.

(2) As of December 31, 2019, Aeropuerto de Cancún, S.A. de C.V., has a 21.6% equity participation in this airport.

(3) As of December 31. 2019, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.

(4) As of December 31. 2019, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.

(5) As of December 31, 2019, Aeropuerto de Cancún, S.A. de C.V., has a 22.2% equity participation in this airport.

(6) As of December 31, 2019, Aeropuerto de Cancún, S.A. de C.V, has a 60.0% equity participation in this entity. On June 1, 2017, we began to consolidate Aerostar results into our financial statements.

(7) As of December 31, 2019, Aeropuerto de Cancún, S.A. de C.V., has a 100% equity participation in this group. On October 19, 2017, we began to consolidate Airplan results into our financial statements.

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

Pursuant to the Airplan concession agreement, all real estate and fixtures in our Colombian airports are owned by the Colombian government. Management considers such factors in determining the final year of the concession term, which is 2032; however, in accordance with legal guidelines, the concession term may be extended until 2048 as long as the requirements established by the grantor are met. However, the concession may not be extended any further. The concession agreement establishes two categories of property: airport property (granted for the development and execution of the concession agreement) and aeronautical property (controlled and operated by the ANI and AOH for the purpose of facilitating air navigation). The concession does not grant the concession holder control of aeronautical property, including office buildings and other real estate outside of the Colombian airports. Upon termination of the concession, all real estate and fixtures in our Colombian airports will revert to the Colombian government.

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

Overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government, six airports in Colombia under concessions granted by the Colombian government and the LMM Airport in San Juan, Puerto Rico. The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers. For example, in 2017, 2018 and 2019, 51.5%, 58.0% and 57.1%, respectively, of our total revenues were derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge at our Mexican airports under the price regulation system established by the Ministry of Communications and Transportation. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each Mexican airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

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

Recent Developments

We purchased a controlling interest in several airports in Colombia

In the spring of 2017, we, through our Cancún airport subsidiary, entered into agreements to acquire a controlling interest in Airplan and Oriente. In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of a 92.42% stake. Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín and José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal. On May 25, 2018, we increased our ownership stake in Airplan to 100% by acquiring an additional 7.58% of Airplan's capital stock. We terminated our agreement to purchase Oriente in 2018.

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

Our air passenger traffic at LMM Airport in 2018 decreased 0.4% from 2017. Our air passenger traffic at LMM in 2019 increased 12.8% from 2018.

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

We participated in a tax amnesty program implemented by the Mexican federal government

When bidding was concluded for the shares of the Mexican airport group that became ASUR, The Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination.  In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes. Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. As of April 3, 2020, our appeal is still pending resolution with respect to such distributions. If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

The COVID-19 Pandemic

The governments of the United States and Colombia have put in place travel restrictions in response to the COVID-19 pandemic. On March 20, 2020, the United States closed its border with Mexico, except to essential travel and trade and commerce. On March 23, 2020, the FAA approved a request by the Governor of Puerto Rico to redirect all commercial flights bound for Puerto Rico through LMM Airport and that all passengers be screened by representatives of the Puerto Rico Health Department. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. The LMM Airport remains open and operating, albeit with substantially reduced flight and passenger volumes. The government of Colombia suspended commercial aviation for all airports in the country from March 25 to April 13, 2020. As a result, operations at our Colombian airports have been suspended at this time. Mexico’s General Health Council, which reports directly to the President, has recognized COVID-19 as a disease that requires “priority attention” and on March 30, 2020, declared a national health emergency in response to the COVID-19 pandemic. The Mexican government has implemented various measures to control the spread of COVID-19, including extraordinary actions, such as school closures and the suspension of non-essential activities, in the regions most affected. For purposes of these measures, airports are considered essential and our Mexican airports remain operational.

Some of our airline and other clients and tenants have asked for assistance, either through discounts on payments owed to us or by an extension on those payments. We remain in commercial discussions with those clients and tenants regarding their contracts. We expect the COVID-19 pandemic to cause an increase in our reserve for doubtful accounts in 2020. The effects of the COVID-19 pandemic on our operations are still uncertain, however, we expect a significant reduction in passenger traffic in Puerto Rico, Mexico and Colombia as a result of the actions taken by the Mexican, U.S., Colombian and other governments and from the broader reduction in demand for air travel caused by the COVID-19 pandemic. Our total passenger traffic decreased 6.3% in the first quarter of 2020 compared to the first quarter of 2019. We expect that the COVID-19 pandemic will most severely impact the countries and regions where we operate in April and May 2020.

Passenger Traffic Volume and Composition

Our principal source of revenues at our Mexican and Colombian airports is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers). In 2017, 2018 and 2019, passenger charges represented 75.7%, 73.2% and 73.0% of our aeronautical services revenues and 39.2%, 42.5% and 41.6%, respectively, of our consolidated revenues. Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.

Volumes in Mexico

In 2017, 2018 and 2019, approximately 46.1%, 47.7% and 48.8%, respectively, of the passengers traveling through our Mexican airports were domestic. The total number of Mexican domestic passengers for 2019 increased 5.3% as compared to 2018. In 2017, 2018 and 2019, 53.9%, 52.3% and 51.2% of the passengers traveling through our Mexican airports were international. During 2017, 2018 and 2019, 26.4%, 26.6% and 25.9%, respectively, of our total revenues were derived from passenger charges collected from international passengers traveling through our airports.

Of the international passengers traveling through our Mexican airports, a majority have historically traveled on flights to or from the United States. In 2017, 2018 and 2019, for example, 32.5%, 30.6% and 28.5% of the total passengers and 60.2%, 58.4% and 55.7%, respectively, of the international passengers traveling through our Mexican airports arrived or departed on flights originating in or departing to the United States. As a consequence, our results of operations are substantially influenced by U.S. political, economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. For more information on the potential influence of U.S. political and economic conditions, see “Item 3—Key Information—Risk Factors—Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico and Colombia.”

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

Volumes in Puerto Rico

The majority of passenger traffic volume in the LMM Airport consists of domestic passengers traveling from the mainland United States. In 2019, 89.5% and 10.5% of the passengers traveling through the LMM Airport were domestic and international, respectively. As with Mexico, our results in Puerto Rico are substantially influenced by economic and political developments in the United States. In addition, we expect that passenger traffic volumes will be influenced by the progress of recovery efforts from Hurricane Maria. For more information, see “Item 3—Risk Factors—Risks Related to Our Operations—Hurricanes and other natural disasters have adversely affected our business in the past and could do so again in the future.”

In 2019, we had 9.4 million passengers travel through the LMM Airport.

Volumes in Colombia

The majority of passenger traffic volume in our Colombian airports consists of domestic passengers. In 2019, 84.9% and 15.1% of the passengers traveling through our Colombian airports were domestic and international, respectively. Of the international passengers traveling through our Colombian airports, approximately 35.2% traveled on flights originating in or departing to the United States. Similar to Mexico and Puerto Rico, our results in Colombia may be influenced by economic and political developments in the United States.

In 2019, we had 12.1 million passengers travel through our Colombian airports.

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

Revenues from our Mexican and Colombian airports are subject to a “dual-till” price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our Mexican airports, are regulated by the relevant authorities. The system of price regulation applicable to our Mexican airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services. The maximum rates for our Mexican airports have been determined for each year through December 31, 2019. Aerocivil in Colombia establishes the fees and tariffs for the provision of aeronautical revenues at our Colombian airports. Each year, our subsidiary Airplan is required to update the fees and tariffs related to its concession, which are then submitted to Aerocivil for its review and approval.

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

In 2017, 2018 and 2019, 52.6%, 60.1% and 57.9%, respectively, of our total revenues from our Mexican operations and 7.0%, 6.7% and 6.7%, respectively, of our revenues from non-aeronautical services at our Mexican airports were earned from regulated sources of revenues. Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our Mexican airports by the Ministry of Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Communications and Transportation in Mexico. In 2019, 67.1% of our total revenues from our Colombian operations were earned from regulated sources of revenues. Aerocivil in Colombia establishes the tariffs applicable to regulated sources of revenue at our Colombian airports.

The following table sets forth our revenues for the years ended December 31, 2017, 2018 and 2019.

	Year ended December 31,
	2017(1)		2018(2)		2019(2)
	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(3)	6,743.8	53.6%	9,222.6	59.8%	9,890.2	58.8%
Non-regulated Revenues:
Access fees from non-permanent ground transportation	47.8	0.3%	57.9	0.4%	65.9	0.4%
Car parking and related access fees	184.0	1.5%	298.5	1.9%	319.2	1.9%
Other fees	11.1	0.1%	18.8	0.1%	17.1	0.1%
Commercial Services	3,877.5	29.0%	4,743.6	30.8%	5,158.5	30.7%
Other Services	113.1	0.9%	133.0	0.9%	134.5	0.8%
Other Revenues:
Construction Services(4)	1,844.2	14.6%	935.8	6.1%	1,236.2	7.3%
Total	12,589.8	100.0%	15,410.2	100%	16,821.6	100%

(1)	Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombian airports for the period from October 19 to December 31, 2017.
(2)	Includes information for the LMM Airport and for our Colombian airports for the full fiscal year.
(3)	Includes access fees charged to third parties providing complementary services in our airports, which are classified as non-aeronautical revenues for financial reporting purposes, as well as aeronautical revenues in Puerto Rico, which, although unregulated, are limited by a long-term contract with our airline clients at that airport.
(4)	We are required to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.

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

Under the Mexican regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5.0%), as long as the total aeronautical revenue per workload unit each year at each of our Mexican airports does not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our Mexican master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Our current agreements with our principal airline customers at our Mexican airports have been renewed. We do not have any contracts that will expire before April 30, 2020. Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements.

In 2017, 2018 and 2019, passenger charges at our Mexican airports represented 68.1%, 53.7% and 57.3% of our aeronautical service revenues and 35.3%, 31.2% and 30.3%, respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our Mexican airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each Mexican airport are subject to a maximum rate established by the Ministry of Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing credit notes or discounts to customers as price adjustments. These price adjustments or discounts constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year. All discounts and credit notes are issued and recorded in the same year as the service is provided. In 2017, 2018 and 2019, we did not issue rebates in significant amounts.

Colombian Aeronautical Revenues

Our Colombian airports’ revenues from passenger charges for the use of terminals, takeoff, landing and aircraft movement charges, charges for boarding bridges and aircraft parking charges are regulated by the National Infrastructure Agency pursuant to its concession agreement with our subsidiary Airplan. In 2019, passenger charges at our Colombian airports, represented 12.5% of our consolidated aeronautical revenues and 7.1% of our consolidated revenues. Our subsidiary Airplan charges tariffs to airlines (relating to domestic routes, international routes and development). The tariffs are established by Aerocivil, through Resolution 04530 of 2007 and will expire between 2019 and 2032. As of December 31, 2019, the following airlines at our Colombian airports were subject to such tariffs: Avianca, Aerorepública (COPA), Viva Air, LATAM, American Airlines, EasyFly, TACA, Spirit, Aeroméxico, Jet Blue, Satena, Iberia, Air Panama, Avior, Inter Jet, Air Europa, Tampa Cargo, LAN Cargo, Sky Lease, among others. See “Item 4—Information on the Company—Business Overview—Colombia.”

Puerto Rican Aeronautical Revenues

As noted above, aeronautical revenues from our LMM Airport are limited by the Airport Use Agreement between Aerostar and the principal airlines serving the LMM Airport. Aeronautical revenues include revenues from passenger charges for the use of terminals, landing and aircraft movement charges and aircraft parking charges. We include aeronautical revenues from LMM Airport in our calculation of total regulated revenues. In 2019, passenger charges at our LMM Airport, represented 7.4% of our consolidated aeronautical revenues and 4.2% of our consolidated revenues.

The following table sets forth our consolidated revenue from aeronautical services from all airports for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2017(1)		2018(2)		2019(2)
	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	4,908.7	75.7%	6,547.7	73.2%	7,005.0	73.0%
Landing charges	593.6	9.2%	1,047.8	11.7%	1,148.8	12.0%
Aircraft parking charges	608.7	9.4%	745.9	8.3%	765.6	8.0%
Airport security charges	72.4	1.1%	92.0	1.0%	102.2	1.0%
Passenger walkway charges	300.8	4.6%	509.5	5.7%	575.4	6.0%
Total Aeronautical Revenue	6,484.2	100.0%	8,942.9	100.0%	9,597.0	100.0%

(1)	Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombian airports for the period from October 19 to December 31, 2017.
(2)	Includes information for the LMM Airport and for our Colombian airports for the full fiscal year.

The following table sets forth our Mexican revenue from aeronautical services per workload unit for the years indicated. Our Colombian and Puerto Rico airports are not regulated under workload units.

	Year ended December 31,
	2017	2018	2019
	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(1)
Other Information:
Total workload units(2)	31.7	33.9	34.9	2.7%
Aeronautical revenue	5,319.5	5,965.5	6,334.9	6.2%
Aeronautical revenue per workload unit(3)	167.8	175.8	181.7	3.4%

(1)	As compared to the previous year.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)	Aeronautical revenues per workload unit are expressed in Mexican pesos (not millions of Mexican pesos).

The following table sets forth the number of passengers paying passenger charges for the years indicated.

	Year ended December 31,
Airport	2017(1)	2018(2)	2019(2)	% change 2018-2019
	(in thousands, except percentages)
Cancún	11,639.0	12,419.0	12,569.9	1.0%
Mérida	1,045.1	1,195.2	1,364.4	14.0%
Villahermosa	630.8	616.7	620.4	1.0%
Other Mexican Airports	2,015.3	2,176.3	2,310.5	6.0%
San Juan	8,247.0	8,250.0	9,386.0	14.0%
Colombia	4,999.9	5,287.9	6,007.1	14.0%
Total	28,577.1	29,945.1	32,258.3	8.0%

(1)	Reflects passenger data for full year 2017. We began consolidating financial information for our LMM Airport and Colombian airports as of June 1, 2017 and October 19, 2017, respectively.
(2)	Includes information for the LMM Airport and for our Colombian airports for the full fiscal year.

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

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

	Non-aeronautical Revenue
	Year ended December 31,
	2017(1)		2018(2)		2019(2)
	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Non-aeronautical Services:
Commercial	3,693.5	86.7%	4,778.9	86.4%	5,199.6	86.8%
Leasing of space	3,578.9	84.0%	4,431.4	80.1%	4,830.8	80.7%
Access fee	47.9	1.1%	57.9	1.0%	65.9	1.1%
Other	66.7	1.6%	289.6	5.2%	302.9	5.1%
Non Commercial	567.9	13.3%	752.6	13.6%	788.9	13.2%
Leasing of space	121.4	2.8%	133.4	2.4%	141.3	2.4%
Access fee	266.8	6.3%	392.9	7.1%	415.1	6.9%
Other	179.7	4.2%	226.3	4.1%	232.5	3.9
Total Non-aeronautical Revenue	4,261.4	100.0%	5,531.5	100%	5,988.5	100%

(1)	Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombian airports for the period from October 19 to December 31, 2017.
(2)	Includes information for the LMM Airport and for our Colombian airports for the full fiscal year.

The following table sets forth other information about our passengers and revenues for the years indicated:

	Year ended December 31,
	2017(1)	2018(2)	2019(2)
	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(3)
Other Information:
Total terminal passengers(4)	37.6	52.2	55.7	6.7%
Total non-aeronautical revenue	4,261.4	5,531.5	5,988.5	8.4%
Non-aeronautical revenue per terminal passenger(5)	113.3	105.9	107.5	1.5%

(1)	Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombian airports for the period from October 19 to December 31, 2017.
(2)	Includes information for the LMM Airport and for our Colombian airports for the full fiscal year.
(3)	As compared to previous year.
(4)	In millions. Excludes transit and general aviation passengers.
(5)	Revenue per passenger amounts are expressed in Mexican pesos (not millions of Mexican pesos).

Our commercial revenues consist primarily of revenues from duty-free shops, food and beverage establishments, retail stores, advertising revenues, parking lots, car rental companies, banking and currency exchange services, teleservices and ground transportation.

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2017(1)	2018(2)	2019(2)
	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Commercial Revenues:
Duty-Free Shops	881.7	1,861.1	1,963.9	5.5%
Food and Beverage	609.3	738.4	820.0	11.1%
Retail Stores	1,194.7	621.8	717.2	15.3%
Advertising Revenues	139.5	161.2	187.2	16.1%
Parking Lots	184.0	298.5	319.2	6.9%
Car Rental Companies	379.2	611.8	674.0	10.1%
Banking and Currency Exchange Services	97.3	119.9	115.9	(3.3)%
Teleservices	13.0	14.1	16.0	13.5%
Ground Transportation and Access Fees	53.5	134.0	98.0	28.8%
Other Services	325.3	539.0	632.2	5.9%
Total	3,877.5	5,100.0	5,543.6	8.7%

(1)	Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombian airports for the period from October 19 to December 31, 2017.
(2)	Includes information for the LMM Airport and for our Colombian airports for the full fiscal year.

The Mexican Ministry of Communications and Transportation does not classify certain of these revenues as “commercial revenues.” Accordingly, the following table sets forth the reconciliation between commercial revenues classified according to the requirements of the Ministry of Communications and Transportation and commercial revenues classified according to IFRS for the years indicated.

	Year ended December 31,
	2017	2018	2019	Change
	(millions of Mexican pesos)
Non-aeronautical services (1)
Commercial	3,693.5	4,778.9	5,199.6	8.8%

Commercial revenues(2)
Parking lots	184.0	298.5	319.2	6.9%
Other services	—	22.5	24.8	9.7%
Total	3,877.5	5,100.0	5,543.6	8.7%

(1)	Classified according to the requirements of the Ministry of Communications and Transportation.
(2)	Classified according to IFRS.

Construction Services Revenue

Under IFRS, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. Revenues from construction services are recognized in accordance with the methods prescribed (input method) for measuring progress towards completion of each project, as approved by the grantor. Improvements made are expected to complement the infrastructure of the airports operated by the Company. Revenues from construction services are not subject to regulation under our dual-till price regulation system in Mexico, Colombia and Puerto Rico.

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

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2017(1)	2018(2)	2019(2)
	(millions of Mexican pesos)
	Amount	Amount	Amount	% Change
Operating Costs:
Cost of services:
Employee costs	654.8	807.1	984.5	22.0%
Maintenance	400.7	672.5	698.4	3.9%
Safety, security and insurance	292.2	508.3	548.4	7.9%
Utilities	251.5	486.3	503.2	3.5%
Other	710.4	1,075.4	1,096.4	1.9%
Total cost of services	2,309.6	3,549.6	3,830.9	7.9%
Costs of construction	1,898.5	935.8	1,236.2	32.1%
Administrative expenses	204.4	235.3	250.2	6.3%
Technical assistance fee	346.5	386.2	404.1	4.6%
Government concession fee	468.7	898.3	986.9	9.9%
Depreciation and amortization:
Depreciation(3)	22.9	44.3	66.3	49.7%
Amortization	1,143.2	1,716.4	1,770.6	3.2%
Goodwill impairment	4,719.1	—	—	—
Total depreciation and amortization	5,885.2	1,760.7	1,836.9	4.3%
Total operating costs	11,113.0	7,765.9	8,545.1	10.0%
Other Information:
Total workload units(4)	31,709.5	33,936.8	34,866.2	10.0%
Cost of services per workload unit(5)	48.1	50.8	54.8	7.9%
Cost of services margin(6)	14.4%	16.6%	16.7%	0.8%

(1)	Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombian airports for the period from October 19 to December 31, 2017.
(2)	Includes information for the LMM Airport and for our Colombian airports for the full fiscal year.
(3)	Reflects depreciation of fixed assets.
(4)	In thousands. Under the regulation applicable to our aeronautical revenues at our Mexican airports, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. Our Colombian and Puerto Rican airports are not regulated by workload unit.
(5)	Cost of services per workload unit at our Mexican airports are expressed in Mexican pesos (not millions of Mexican pesos). Our Colombian and Puerto Rican airports are not regulated by workload unit.
(6)	Cost of services divided by total revenues, expressed as a percentage.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, as well as utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.

Employee Statutory Profit Sharing

Employee Profit Sharing in Mexico

We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws (“PTU”). Under this regime, 10.0% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees in Mexico other than the chief executive officer. The PTU is only applicable within Mexico. We committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps.17,500 per year for continued service. These amounts are paid and expensed at the end of each year, and are included in our cost of services. In 2017, 2018 and 2019, we calculated our obligations in respect of employee statutory profit sharing amount to be Ps.6.4 million, Ps.8.1 million Ps.10.2 million, respectively. Additionally the amount of Ps.17,500 was paid to each unionized employee for the year ended December 31, 2019, and is recorded as a cost of service.

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

Colombian Assets

Our depreciation and amortization expenses in Colombia primarily reflect the amortization of the investments in the Antonio Roldán Betancourt, El Caraño, José María Córdova, Las Brujas and Los Garzones and Enrique Olaya Herrera Airports. The useful life for amortization purposes was determined according to the duration of the Colombian concession on a straight line basis.

Goodwill Impairment

As a result of Hurricane Maria, which struck Puerto Rico on September 20, 2017, we carried out a deterioration test of long-term assets. After conducting this test, we recognized a Ps.4,719.1 million impairment in the valuation of long-term assets.

Costs of Construction

Mexican and Puerto Rican Costs of Construction

Costs of construction at our Mexican airports and LMM Airport reflect the cost of improvements to our concessioned assets. In the case of our Mexican airports and LMM Airport, because we hire third parties to provide construction and upgrade services, and we do not recognize a premium on the cost of services, our expenses for those services are equal to our revenues.

Colombian Costs of Construction

Costs of construction at our Colombian airports reflect the cost of improvements to our concessioned assets. Until December 31, 2017, in the case of our Colombian airports, because we hired third parties to provide construction and upgrade services, and we recognized a premium on the cost of services, our expenses for those services were not equal to our revenues. After December 31, 2017, however, our expenses for those services have been equal to our revenues.

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

Taxation

Taxation in Mexico

Our provision for taxes consists of two separate taxes: an income tax (Impuesto Sobre la Renta, or ISR) and an asset tax. We are subject to a 30.0% income tax in Mexico. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to a corporate-level dividend income tax. Dividends paid in excess of the CUFIN are subject to a tax of 42.86%. Tax due is payable by us and may be credited against income tax for the year or the two immediately following fiscal years. Dividends paid from previously taxed earnings are not subject to withholding or additional taxes. In addition, as a general rule, dividends paid by a Mexican commercial entity are subject to Mexican withholding tax at a rate of 10% on the gross amount of the dividend distributed.

We have recognized deferred income tax for Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V, Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Aeropuerto de Huatalco, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Cancun Airport Services, S.A. de C.V., Servicios Aeroportuarios del Sureste, S.A. de C.V., RH Asur, S.A. de C.V., Cargo RF, S.A. de C.V. and Caribbean Logistic, S.A. de C.V., and, based on our financial and tax projections, we have estimated that all of these subsidiaries will continue paying income tax in the future.

Taxation in Puerto Rico

Pursuant to our agreement with the Treasury Department of Puerto Rico and the Public Private Partnership Law, our operations at the LMM Airport are subject to a 10.0% income tax.  Earnings distributions and profits derived from the LMM Airport that are covered by the Lease Agreement are also subject to a 10.0% tax.

Taxation in Colombia

Our provision for taxes in Colombia consists of two levels of income taxes. We are subject to a 33.0% income tax in Colombia, as well as a 4.0% surcharge that applies to entities with a taxable base greater than COP$800,000. Our applicable tax rate in Colombia for 2019 was 33.0%, plus the 4.0% surcharge. Note that the income tax rate will gradually reduce to 32.0% in 2020, 31.0% in 2021 and 30.0% in 2022 and thereafter.

The Company’s overall income taxes for 2017, 2018 and 2019 are as follows:

Income Tax

	Year ended December 31,
	2017(1)	2018(2)	2019(2)
	(millions of Mexican pesos)
Income Tax
Current Income Tax	1,928.2	1,746.0	1,975.7
Deferred Income Tax	(292.8)	50.0	2.4
Total Income Tax	1,635.4	1,796.0	1,978.1
Current Asset Tax	0.9	0.9	—
Total Asset Tax	0.9	0.9	—
Total Income Tax	1,636.3	1,796.9	1,978.1

(1)	Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombian airports for the period from October 19 to December 31, 2017.
(2)	Includes information for the LMM Airport and for our Colombian airports for the full fiscal year.

The determination of which taxes are payable and the appropriate tax rate to use therein for the deferred taxes associated with these tax regimes is determined on an individual airport-by-airport basis since we do not file a consolidated income tax return.

In 2019, the VAT tax rate applicable in Mexico was 16.0% (subject to certain extensions), and calculated generally on a monthly cash flow basis. Companies that engage in the business of selling, rendering services, leasing, importing or exporting goods are subject to VAT.

The VAT effectively paid on purchases of goods and services received in Mexico can be credited against the VAT effectively collected. In the case that the VAT paid exceeds the VAT collected in a given period, companies may request a rebate of the favorable VAT balance from the tax authorities or offset the VAT favorable balance against other federal taxes or withheld taxes.

In 2019, the general VAT tax rate applicable in Colombia was 19% and calculated and paid on a bimonthly basis. Companies that engage in the business of selling goods, rendering services, leasing, importing or exporting goods are subject to VAT (subject to certain exemptions and exclusions).

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

Dividends paid out of profits generated from 2017 forward and distributed in 2018 to foreign resident companies were taxed at a rate of 5%. Dividends paid out of profits generated from 2017 forward and distributed in 2019 to foreign resident companies were taxed at a special rate of 7.5%. Dividends paid out of profits generated from 2017 forward and that will be distributed in 2020 to foreign resident companies will be taxed at a rate of 10%.

In addition to the abovementioned taxes, where a company resident in Colombia has not paid income tax on the profits being distributed due to applicable exemptions, differences in depreciation/amortization rates or the offsetting of tax losses from previous fiscal years, among other reasons, dividends distributed to foreign partners or shareholders may be subject to tax in Colombia at the corporate income tax rate (32% in 2020, 31% in 2021 and 30% in 2022). After the application of the relevant corporate income tax rate, the abovementioned dividend tax rate of 10% will be levied on the remainder of the dividend paid in 2020.

Dividends paid out of profits generated in 2016 or earlier years to foreign residents, provided that the profits were subject to income tax, are not subject to a dividend tax.

The Double Taxation Treaty in effect between Colombia and Mexico eliminates the aforementioned dividend tax when the recipient of the dividends is a Mexican resident and those dividends are not attributable to a permanent establishment of the recipient in Colombia. However, when the dividends are paid out of profits that were not subject to income tax at the level of the Colombian entity distributing them, they may still be subject to the aforementioned income tax at a rate of 33% (or lower, as permitted by Colombian laws).

Effects of Inflation and Economic Changes

The following table sets forth, for the periods indicated:

•	the Mexican inflation rate;

•	the Colombian inflation rate;

•	the U.S. inflation rate;

•	the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period; and

•	the percentage that the Colombian GDP changed as compared to the previous period.

	Year ended December 31,
	2017	2018	2019
Mexican inflation rate(1)	6.8%	4.8%	2.8%
Colombian inflation rate	4.3%	3.2%	3.8%
U.S. inflation rate(2)	2.1%	1.9%	2.3%
Increase in Mexican GDP(3)	2.3%	2.0%	(0.1)%
Increase in Colombian GDP	1.7%	2.8%	3.3%

(1)	Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was 103.0 in 2018 and 105.9 in 2019.
(2)	As reported by the U.S. Department of Labor, Bureau of Statistics.
(3)	In real terms, as reported by the National Institute of Statistics and Geography (INEGI) as of February 25, 2020.

The general condition of the Mexican economy, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect our business and operating results. For a detailed description of the risks associated with changes to the economy, inflation and interest rates, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations.”

Effects of Fluctuation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar.

	Year ended December 31,
	2017	2018	2019
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	(4.7)%	(0.1)%	(3.9)%

(1)	Based on the Federal Reserve Board exchange rate for Mexican pesos, at the end of each period, which were as follows: Ps.19.640 per U.S.$1.00 as of December 29, 2017, Ps.19.635 as of December 31, 2018 and Ps.18.860 as of December 31, 2019.

Changes in the value of the Mexican peso as compared to the dollar have in the past adversely affected, and may in the future adversely affect, our:

•	Passenger charges. Passenger charges for international passengers are currently denominated in dollars, while passenger charges for Mexican domestic passengers are denominated in Mexican pesos. Therefore, our revenues from passenger charges at our Mexican airports (a substantial portion of our business), which are stated herein in Mexican pesos, will be affected by a depreciation or appreciation in the value of the peso as compared as to the dollar. Passengers charges at our Colombian airports are also affected by changes in the value of the Colombian peso. Passenger charges for international and domestic passengers at our Colombian airports are denominated in U.S. dollars and Colombian pesos, respectively.

•	Contracts with commercial service providers. Many of our contracts with commercial services providers in Mexico are denominated in U.S. dollars, but are collected or converted into Mexican pesos at the time of payment. Therefore, a depreciation in the peso as against the dollar results in us collecting more pesos for dollar-denominated contracts than before the depreciation, whereas an appreciation of the peso results in us collecting fewer pesos for dollar-denominated contracts. As a result, if the peso depreciates, and our peso-denominated cost of services does not increase at the same rate as the depreciation of the peso, our commercial revenues increase, whereas an appreciation of the peso or an increase in the peso-denominated cost of our services leads to a decrease in our commercial revenues. Our contracts with commercial service providers in Colombia are denominated and collected in Colombian pesos. Our contracts with commercial service providers in Puerto Rico are denominated in and collected in U.S. dollars.

•	Comprehensive financing result. Our comprehensive financing reflects gains or losses from foreign exchange, and gains and losses from interest earned or expensed. A portion of our indebtedness is denominated in U.S. dollars. Given that a substantial portion of our revenues are collected or converted into Mexican pesos, a depreciation in the peso as against the dollar would result in us having to spend more pesos for payment of dollar-denominated indebtedness, whereas an appreciation of the peso would result in us spending fewer pesos for dollar-denominated indebtedness payments.

•	Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers in our Mexican airports are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight. With respect to our Mexican airports, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our Mexican airports, possibly leading to the termination of one of our Mexican concessions. In the event that any one of our Mexican concessions is terminated, our other Mexican concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

For a detailed description of the risks associated with fluctuations in the value of the Mexican peso as compared to the U.S. dollar, see “Item 3. Key Information—Risk Factors—Risks Related to Mexico— Appreciation, depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.”

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated.

Operating Results

	Year Ended December 31,
	2017(1)		2018(2)		2019(2)
	Airport Operating Results	Per Workload Unit(2)	Airport Operating Results	Per Workload Unit(3)	Airport Operating Results	Per Workload Unit(2)
	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)
Cancún(4):
Revenues before solidarity agreement(5):
Aeronautical services	3,963.3	165.6	4,428.5	173.7	4,550.2	176.4
Non-aeronautical services	3,401.2	142.2	3,831.3	150.2	4,024.4	156.0
Construction services	1,421.9	59.4	205.8	8.1	249.1	9.7
Total revenues before solidarity agreement	8,786.4	367.2	8,465.6	332.0	8,823.7	342.1
Expenses before solidarity agreement	(3,838.4)	(160.4)	(3,037.0)	(119.1)	(3,248.1)	(125.9)
Net operating income before solidarity agreement	4,948.0	206.8	5,428.6	212.9	5,575.6	216.2
Solidarity agreement revenues	—	—	—	—	—	—
Solidarity agreement expenses	(224.7)	(9.4)	(221.7)	(8.7)	(219.8)	(8.5)
Net operating income after solidarity agreement	4,723.3	197.4	5,206.9	204.2	5,355.8	207.7
Mérida:
Revenues before solidarity agreement:
Aeronautical services	394.5	167.4	469.9	174.0	579.7	193.2
Non-aeronautical services	97.6	41.4	117.2	43.4	129.5	43.1
Construction services	46.1	19.6	4.8	1.8	134.1	44.7
Total revenues before solidarity agreement	538.2	228.4	591.9	219.2	843.3	281.0
Expenses before solidarity agreement	(283.7)	(120.4)	(276.6)	(102.5)	(438.4)	(146.1)
Net operating income before solidarity agreement	254.5	108.0	315.3	116.7	404.9	134.9
Solidarity agreement revenues	9.5	4.1	—	—	—	—
Solidarity agreement expenses	—	—	(17.9)	(6.6)	(20.8)	(6.9)
Net operating income after solidarity agreement	264.0	112.1	297.4	110.1	384.1	128.0

Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	195.6	149.8	201.5	155.0	251.5	193.5
Non-aeronautical services	61.8	47.3	59.7	45.9	58.2	44.8
Construction services	6.3	4.8	15.6	12.0	57.2	44.0
Total revenues before solidarity agreement	263.7	201.9	276.8	212.9	366.9	282.3
Expenses before solidarity agreement	(136.2)	(104.3)	(155.8)	(119.9)	(205.8)	(158.3)

	Year Ended December 31,
	2017(1)		2018(2)		2019(2)
	Airport Operating Results	Per Workload Unit(2)	Airport Operating Results	Per Workload Unit(3)	Airport Operating Results	Per Workload Unit(2)
	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)
Net operating income before solidarity agreement	127.5	97.6	121.0	93.0	161.1	124.0
Solidarity agreement revenues	--	--	—	—	—	—
Solidarity agreement expenses	(7.8)	(6.0)	(8.1)	(6.2)	(9.1)	(7.0)
Net operating income after solidarity agreement	119.7	91.6	112.3	86.8	152.0	117.0

Other Mexican Airports(6):
Revenues before solidarity agreement:
Aeronautical services	766.1	185.9	865.6	196.7	953.5	202.9
Non-aeronautical services	149.2	36.2	162.1	36.8	168.7	35.9
Construction services	106.7	25.9	37.2	8.5	284.6	60.6
Total revenues before solidarity agreement	1,021.9	248.0	1,064.9	242.0	1,406.8	299.4
Expenses before solidarity agreement	(620.2)	(150.5)	(602.9)	(137.0)	(882.9)	(187.9)
Net operating income (loss) before solidarity agreement	401.7	97.5	462.0	105.0	523.9	111.5
Solidarity agreement revenues	—	--	—	—	—	—
Solidarity agreement expenses	(24.5)	(5.9)	(29.5)	(6.7)	(29.9)	(6.4)
Net operating (loss) income after solidarity agreement	377.2	91.6	432.5	98.3	494.0	105.1

San Juan:
Revenues:
Aeronautical services	939.0	N/A	1,700.9	N/A	1,870.4	N/A
Non-aeronautical services	482.6	N/A	964.4	N/A	1,100.6	N/A
Construction services	75.9	N/A	360.0	N/A	335.1	N/A
Total revenues	1,497.5	N/A	3,025.3	N/A	3,306.1	N/A
Expenses	(1,186.0)	N/A	(2,277.5)	N/A	(2,442.1)	N/A
Net operating income	311.5	N/A	882.4	N/A	1,068.1	N/A
Colombian Airports(7):
Revenues:
Aeronautical services	225.7	N/A	1,276.5	N/A	1,391.7	N/A
Non-aeronautical services	69.1	N/A	396.8	N/A	507.1	N/A
Construction services	187.3	N/A	312.4	N/A	176.0	N/A
Total revenues	482.1	N/A	1,985.7	N/A	2,074.8	N/A
Expenses	(481.3)	N/A	(1,745.8)	N/A	(1633.3)	N/A
Net operating income	0.8	N/A	239.9	N/A	441.4	N/A
Holding & Service Companies(8):
Revenues before solidarity agreement:
Other(9)	1,244.9	N/A	1,407.1	N/A	1,469.2	N/A
Total revenues before solidarity agreement	1,244.9	N/A	1,407.1	N/A	1,469.2	N/A
Expenses before solidarity agreement	(994.3)	N/A	(1,077.7)	N/A	(1,164.0)	N/A
Net operating income before solidarity agreement	250.6	N/A	329.4	N/A	305.2	N/A
Solidarity agreement revenues	247.4	N/A	277.1	N/A	279.6	N/A
Solidarity agreement expenses	—	N/A	—	N/A	—	N/A
Net non after solidarity agreement	498.0	N/A	606.5	N/A	584.8	N/A
Consolidation Adjustment(10):
Total Revenues	(1,501.8)	N/A	(1,684.6)	N/A	(1,749.2)	N/A
Expenses	6,319.5	N/A	1,684.6	N/A	1,749.2	N/A
Total:
Revenues:
Aeronautical services	6,484.2	N/A	8,942.9	N/A	9,597.0	N/A
Non-aeronautical services	4,261.4	N/A	5,531.5	N/A	5,988.5	N/A
Construction services	1,844.2	N/A	935.8	N/A	1,236.1	N/A
Total revenues	12,589.8	N/A	15,410.2	N/A	16,821.6	N/A

	Year Ended December 31,
	2017(1)			2018(2)		2019(2)
	Airport Operating Results		Per Workload Unit(2)	Airport Operating Results	Per Workload Unit(3)	Airport Operating Results	Per Workload Unit(2)
	(millions of Mexican pesos)		(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)
Expenses	(11,113.0	)(11)	N/A	(7,765.9)	N/A	(8,545.0)	N/A
Net operating income	1,476.8		N/A	7,778.9	N/A	8,481.3	N/A

(1)	Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombian airports for the period from October 19 to December 31, 2017.
(2)	Includes information for the LMM Airport and for our Colombian airports for the full fiscal year.
(3)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	Reflects the results of operations of our Cancún airport and two Cancún airport services subsidiaries on a consolidated basis.
(5)	We and only our Mexican subsidiaries have entered into intercompany agreements that affect the revenues, operating costs and income at our individual subsidiaries but not on a consolidated basis. One of these agreements is the “Solidarity Agreement,” pursuant to which each of our Mexican subsidiaries pays a fee to Grupo Aeroportuario del Sureste, S.A.B. de C.V., or GAS, our parent company, in exchange for which GAS guarantees the ongoing viability of that Mexican subsidiary’s concession, including, in the case of certain Mexican subsidiaries, by making payments to those subsidiaries to ensure that they have the resources to comply with their master development plans and other regulatory obligations. Revenues, expenses and income related to the Solidarity Agreement apply only to our Mexican operations.
(6)	Reflects the results of operations of our airports located in Veracruz, Minatitlán, Oaxaca, Huatulco, Tapachula and Cozumel.
(7)	Reflects the results of operations of our airports located in Medellín, Rionegro, Montería, Carepa, Quibdó and Corozal.
(8)	Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our Mexican airports, we do not report workload unit data for these entities.
(9)	Reflects revenues under intercompany agreements (other than the solidarity agreement) which are eliminated in the consolidation adjustment.
(10)	The consolidation adjustment affects our consolidated net income by eliminating both revenues and expenses from intercompany transactions from all segments.
(11)	Reflects a Ps.4,719.1 million impairment, which was determined while carrying out a deterioration test of long-term assets as a result of the effects of Hurricane Maria in Puerto Rico.

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

Consolidated Operating Results

	Year Ended December 31,
		2017 (1)		2018 (2)		2019 (2)
		(thousands of Mexican pesos)
Revenue:
Aeronautical services	Ps.	6,484,219	Ps.	8,942,910	Ps.	9,596,975
Non-aeronautical services		4,261,383		5,531,557		5,988,470
Construction services		1,844,216		935,774		1,236,193
Total revenue		12,589,818		15,410,241		16,821,638
Operating Costs and Expenses:
Cost of services		(2,309,625)		(3,549,628)		(3,830,853)
Administrative expenses		(204,418)		(235,264)		(250,183)
Costs of construction		(1,898,550)		(935,774)		(1,236,193)
Technical assistance fee(3)		(346,487)		(386,249)		(404,086)
Government concession fee(4)		(468,695)		(898,253)		(986,850)
Depreciation and amortization		(1,166,114)		(1,760,741)		(1,836,897)
Goodwill impairment		(4,719,096)		—		—
Total operating expenses		(11,112,985)		(7,765,909)		(8,545,062)
Other income(5)		—		134,637		204,719
Operating profit		1,476,833		7,778,969		8,481,295
Comprehensive Financing Result:				-
Interest income, net		(373,044)		(950,028)		(740,681)
Exchange gains (losses), net		141,210		87,758		(78,877)
Gain (loss) on valuation of financial instruments		—		—		—
Net comprehensive financing income result		(231,834)		(862,270)		(819,558)
Participation in the results of joint ventures accounted for by the equity method(6)		112,345		—		—
Gain from business combinations		7,029,200		—		—
Income before taxes		8,386,544		6,916,699		7,661,737
Provision for taxes		(1,636,379)		(1,796,893)		(1,978,102)
Net income		6,750,165		5,119,806		5,683,635
Other Operating Data:
Operating margin(7)		11.7%		50.5%		50.4%
Net margin(8)		53.6%		33.2%		33.8%

(1)	Includes information for the LMM Airport for the period from June 1 to December 31, 2017, and for our Colombian airports for the period from October 19 to December 31, 2017.
(2)	Includes information for the LMM Airport and for our Colombian airports for the full fiscal year.
(3)	We are required to pay ITA a technical assistance fee based on the technical assistance agreement. This fee is described in “Item 5. Operating and Financial Review and Prospects—Operating Costs –Technical Assistance Fee.”
(4)	Each of our Mexican subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5.0% of each concession holder’s gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession. Our subsidiary Airplan is required to pay a concession fee to the National Infrastructure Agency with respect to concessions for our Colombian airports. The concession fee is a fixed fee equal to 19.0% of regulated revenues and non-regulated revenues invoiced or received by the concession holder. Our subsidiary Aerostar is required to make fixed payments to the Puerto Rico Ports Authority of U.S.$2.5 million per year for the first five years, 5.0% of gross airport revenues for the sixth through thirtieth years and 10% of gross airport revenues for the thirty-first through fortieth years. These fees are described in “Item 5. Operating and Financial Review and Prospects—Operating Costs—Government Concession Fee.”

(5)	Reflects insurance recovery during 2018 in connection with damage to airport infrastructure caused by Hurricane Maria.
(6)	For the periods prior to June 1, 2017, reflects our equity participation in the net income (loss) of our subsidiary Aerostar, the operator of the LMM Airport. The conversion effect due to fluctuation of the investment in Aerostar shares is presented in stockholders’ equity for the periods prior to June 1, 2017, and not in the income statement.
(7)	Operating income divided by total revenues, expressed as a percentage.
(8)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018

Revenues

Total consolidated revenues for 2019 were Ps.16,821.6 million, 9.2% higher than the Ps.15,410.2 million recorded in 2018. The increase in total revenues resulted from increases of 7.3% in aeronautical revenues and 8.3% in non-aeronautical revenues, primarily due to a 6.5% increases in passenger traffic and a 32.1% increase in construction revenues at our airports. The increase in construction revenues was a result of higher capital expenditures and other investment in concessioned assets. Total Mexican revenues per workload unit increased 7.2% from Ps.306.8 in 2018 to Ps.328.8 in 2019, due mainly to a 166.7% increase in revenues for construction services per workload unit, which are based on capital improvements to concessioned assets and are not directly related to passenger traffic.

Our consolidated revenues from aeronautical services increased 7.3% from Ps.8,942.9 million in 2018 to Ps.9,597.0 million in 2019, due primarily to a 6.5% increase in passenger traffic. Revenues from passenger charges increased 7.0% to Ps.7,005.0 million in 2019 (73.0% of our aeronautical revenues during the period) from Ps.6,547.7 million in 2018 (73.2% of our aeronautical revenues during the period), reflecting the increase in passenger traffic. Mexican aeronautical revenues per workload unit increased 3.2% from Ps.176.0 in 2018 to Ps.181.7 in 2019.

Revenues from non-aeronautical services increased 8.3% to Ps.5,988.5 million in 2019 from Ps.5,531.5 million in 2018. The primary factor behind the increase in non-aeronautical revenue from 2018 to 2019 was an increase in commercial revenues due to higher passenger traffic during 2019. Higher passenger traffic in 2019 led to a 15.3% increase in revenues from retail stores, a 5.5% increase in revenues from duty-free shops and a 5.9% increase in other income, which consisted principally of revenue from tourism services and hotel reservation providers. Increases of 10.1% in revenues from car rental companies, 11.1% in revenues from food and beverages, 16.1% in advertising revenues, 6.9% in parking lot revenues, 28.8% in revenues from ground transportation and 13.5% in teleservices revenues also contributed to the increase in revenues from non-aeronautical services. Mexican non-aeronautical revenue per workload unit increased 2.4%, from Ps.123.0 per workload unit in 2018 to Ps.125.9 per workload unit in 2019.

Revenues from construction services increased 32.1% to Ps.1,236.2 million in 2019 from Ps.935.8 million in 2018, mostly due to higher levels of capital improvements and other investments in concessioned assets at our Mexican airports, such as the start of works for the extension of terminal buildings, commercial aviation aprons, a taxiway parallel and baggage-handling systems and the purchase of land to be held in reserve for future expansion.

Our revenues from regulated sources in 2019 were Ps.9,890.2 million, a 7.2% increase compared to Ps.9,222.6 million in 2018, mainly due to the increase in total passenger traffic and the annual increase in our regulated rates. During 2019, Ps.5,695.2 million of our revenues was derived from non-regulated sources, a 8.4 % increase from the Ps.5,251.8 million of revenues derived from non-regulated sources in 2018. This increase was primarily due to the 8.7% increase in commercial revenues described above, from Ps.5,100.0 million in 2018 to Ps.5,543.6 million in 2019.

Revenues by Airport

Aeronautical revenues increased by 2.7% from Ps.4,428.5 million in 2018 to Ps.4,550.2 million in 2019 at the Cancún Airport, mainly due to the increase of 1.1% in passenger traffic at that airport, as well as a 1.9% increase in passenger charges and a 6.3% increase in airport security charges. Non-aeronautical revenues increased at Cancún Airport by 5.0% from Ps.3,831.3 million in 2018 to Ps.4,024.4 million in 2019, due principally to the increase in passenger traffic in 2019. Construction services revenues at the Cancún Airport increased by 21.0% to Ps.249.1 million in 2019 from Ps.205.8 million in 2018, due to higher levels of capital improvements and investments in concessioned assets at that airport. Total revenues increased by 4.2% from Ps.8,465.6 million in 2018 to Ps.8,823.7 million in 2019 at the Cancún Airport, largely due to the increase in construction services because of higher levels of capital improvements and investments in concessioned assets, the increase in passenger traffic and improved contractual terms for certain commercial agreements in place. Revenues per workload unit at the Cancún Airport increased by 3.0% from Ps.332.0 in 2018 to Ps.342.1 in 2019, primarily because of the increase in revenues from construction services, as mentioned above.

Aeronautical revenues increased by 23.4% from Ps.469.9 million in 2018 to Ps.579.7 million in 2019 at the Mérida Airport, due to a 13.8% increase in passenger traffic at that airport. Non-aeronautical revenues increased at Mérida Airport by 10.4% from Ps.117.2 million in 2018 to Ps.129.5 million in 2019, due principally to an increase of 12.4% in commercial revenues because of increased passenger traffic. Construction services revenues increased from Ps.4.8 million in 2018 to Ps.134.1 million in 2019 due to airport expansion in accordance with the Master Development Plan. Revenues overall increased by 42.5% from Ps.591.9 million in 2018 to Ps.843.2 million in 2019 at the Mérida Airport, due to the significant increase in aeronautical revenues from 2018 to 2019. Revenues per workload unit at the Mérida Airport increased by 28.2% from Ps.219.2 in 2018 to Ps.281.0 in 2019, principally due to the increase in construction services revenues.

Aeronautical revenues increased by 24.8% from Ps.201.5 million in 2018 to Ps.251.5 million in 2019 at the Villahermosa Airport, due to an 28.7% increase in passenger charges and a 6.9% increase in landing charges at that airport. Non-aeronautical revenues decreased at Villahermosa Airport by 2.5% from Ps.59.7 million in 2018 to Ps.58.2 million in 2019, due principally to a decrease of 1.9% in commercial revenues. Construction services revenues increased from Ps.15.6 million in 2018 to Ps.57.2 million in 2019. Revenues increased by 32.5% from Ps.276.8 million in 2018 to Ps.366.9 million in 2019 at the Villahermosa Airport, largely due to the increase in construction services. Revenues per workload unit at the Villahermosa Airport increased by 32.6% from Ps.212.9 in 2018 to Ps.282.3 in 2019, primarily due to the increase in construction services revenues.

Aeronautical revenues at our other six Mexican airports increased by 10.2% from Ps.865.6 million in 2018 to Ps.953.5 million in 2019, due to the 6.4% increase in passenger traffic at those airports. Non-aeronautical revenues increased by 4.1% from Ps.162.1 million in 2018 to Ps.168.7 million in 2019, due principally to a 6.7% increase in commercial revenues and increased passenger traffic. Construction services revenues increased to Ps.284.6 million in 2019 from Ps.37.2 million in 2018, due to the new commitments in the Master Development Plan. Revenues increased by 32.1% from Ps.1,064.9 million in 2018 to Ps.1,406.8 million in 2019 at the other six Mexican airports, due primarily to the increase in construction services revenues. Revenues per workload unit at our other six Mexican airports increased by 23.7% from Ps.242.0 in 2018 to Ps.299.4 in 2019, principally due to the increase in revenues from construction services

Aeronautical revenues at the LMM Airport increased 10.0% from Ps.1,700.9 million in 2018 to Ps.1,870.4 million in 2019, primarily due to the 18.1% increase in passenger traffic. Non-aeronautical revenues at the LMM Airport increased 14.1% from Ps.964.4 million in 2018 to Ps.1,100.6 million in 2019. Construction services revenues at the LMM Airport decreased 6.9% from Ps.360.0 million in 2018 to Ps.335.1 million in 2019.

Aeronautical revenues at our six Colombian airports increased 9.0% from Ps.1,276.5 million in 2018 to Ps.1,391.7 million in 2019, primarily due to the 12.9% increase in passenger traffic. Non-aeronautical revenues at our Colombian airports increased 27.8% from Ps.396.8 million in 2018 to Ps.507.1 million in 2019. Construction services revenues at our Colombian airports decreased 43.7% from Ps.312.4 million in 2018 to Ps.176.0 million in 2019, primarily due to the completion of construction projects.

Revenues from our parent holding company and our administrative services companies increased by 4.4% from Ps.1,407.1 million in 2018 to Ps.1,469.2 million in 2019, due to the increase in payments by our operating subsidiaries under intercompany agreements related to administrative services. These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps.8,545.0 million in 2019, a 10.0% increase from the Ps.7,765.9 million recorded in 2018. The increase in operating expenses in 2019 was primarily from Mexico, a result of higher costs of construction related to the new commitments in the Master Development Plan in Mexico. Additionally, operating expenses in 2018 were reduced by a Ps.71.2 million asset tax refund at the Cancun airport and by a Ps.37.1 million reversal of a provision for uncollectible accounts. In 2019, there was also an increase in new investments, such as the start of works for the extension of terminal buildings, commercial aviation aprons, a taxiway parallel and baggage-handling systems; the purchase of land to be held in reserve for future expansion; major programmed repair works on runways, taxiways, commercial-aviation aprons, general-aviation aprons and landside roadways; and programmed replacements of infrastructure, security and support equipment. As a percentage of total revenues, operating expenses represented 50.8% of total revenues in 2019 as compared to 50.4% of total revenues in 2018. Mexican operating costs per workload unit increased 16.1%, from Ps.110.4 per workload unit in 2018 to Ps.128.2 per workload unit in 2019, primarily because of the increase in construction services.

Cost of services increased 7.9% to Ps.3,830.9 million in 2019 from Ps.3,549.6 million in 2018. The increase was principally due to a 21.9% increase in employee costs from Ps.807.1 million to Ps.984.5 million, mainly in Mexico and Puerto Rico, as well as a 3.8% increase in maintenance costs, from Ps.672.5 million in 2018 to Ps.698.4 million in 2019. Additionally, there was a 7.9% increase in safety, security and insurance costs from Ps.508.3 million in 2018 to Ps.548.4 million in 2019, primarily from Mexico and Puerto Rico, and a 7.7% increase in the cost of sales from convenience stores directly opened by us from Ps.300.8 million in 2018 to Ps.323.9 million in 2019 because of an increase in sales. Finally, operating costs in 2018 were reduced by a Ps.71.2 million asset tax refund at Cancun airport and a Ps.37.1 million reversal of a provision for uncollectible accounts. The 2.8% increase in passenger traffic in 2019 was offset by the increase in cost of services, and, as a result, our Mexican cost of services per workload unit increased 7.9% from Ps.50.8 in 2018 to Ps.54.8.

Administrative expenses increased 6.3% to Ps.250.2 million in 2019 from Ps.235.3 million in 2018. This increase was primarily attributable to increases in professional fees.

Technical assistance fees increased by 4.6% to Ps.404.1 million in 2019 from Ps.386.2 million in 2018, and government concession fees increased by 9.9% to Ps.986.9 million in 2019 from Ps.898.3 million in 2018. The technical assistance fees increased in 2019 due to an increase in aeronautical and commercial revenues, as a consequence of the increase in passengers. The increase in government concession fees was primarily the result of higher fees paid to the Mexican government, as well as the consolidation of concession fees paid with respect to our Colombian airports and LMM Airport.

Construction costs were Ps.1,236.2 million in 2019 and Ps.935.8 million in 2018. Because we hire a third party to provide all of our construction and upgrade services, our revenues in Mexico, Colombia and Puerto Rico relating to construction or upgrade services are equal to our expenses in Mexico, Colombia and Puerto Rico for those services.

Depreciation and amortization costs increased to Ps.1,836.9 million in 2019 from Ps.1,760.7 million in 2018. This increase was principally in Colombia, resulting mainly from the depreciation of new investments in fixed assets and improvements made to concessioned assets.

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps.3,467.9 million in 2019, a 6.4% increase from the Ps.3,258.7 million recorded in 2018, primarily as a result of a 21.0% increase in construction costs from Ps.205.8 million in 2018 to Ps.249.1 million in 2019. Additionally, in 2018, operating expenses were reduced by a Ps.71.2 million asset tax refund at the Cancun airport and a Ps.37.1 million reversal of a provision for uncollectible accounts. In 2019, there were also increases of 2.0%, 2.9% and 6.0% in energy expenses, safety and security costs, and maintenance costs, respectively. Operating expenses per workload unit for Cancún Airport were Ps.134.4 in 2019, a 5.2% increase from the Ps.127.8 recorded in 2018.

Operating expenses for Mérida Airport were Ps.459.2 million in 2019, a 55.9% increase from the Ps.294.5 million recorded in 2018, principally as a result of 2693.8% increase in construction costs from Ps.4.8 million in 2018 to Ps.134.1 million in 2019, as well as increases of 14% in safety and security costs and 9.8% in utilities and supplies costs. Operating expenses per workload unit for Mérida Airport were Ps.153.0 in 2019, a 40.2% increase from the Ps.109.1 recorded in 2018.

Operating expenses for Villahermosa Airport were Ps.214.9 million in 2019, a 31.1% increase from the Ps.163.9 million recorded in 2018, primarily as a result of a 266.7% increase in construction costs from Ps.15.6 million in 2018 to Ps 57.2 million in 2019. Operating expenses per workload unit for Villahermosa Airport were Ps.165.3 in 2019, a 31.1% increase from the Ps.126.1 recorded in 2018.

Operating expenses for our six other Mexican airports were Ps.912.8 million in 2019, a 44.3% increase from the Ps.632.4 million recorded in 2018, principally as a result of a 667.1% increase in construction costs from Ps.37.1 million in 2018 to Ps.284.6 million in 2019, as well as 10.0% increase in professional fees from Ps.40.8 million in 2018 to Ps.44.9 million in 2019. Operating expenses per workload unit for our other six Mexican airports were Ps.194.3 in 2019, a 35.2% increase from the Ps.143.7 recorded in 2018.

Operating expenses for the LMM Airport were Ps.2,442.1 million in 2019, compared to Ps.2,277.5 million in 2018. The increase in 2019 was mainly the result of the recognition in 2018 of a Ps.56.2 million reduction in the valuation of the maintenance reserve as per IFRIC 12, while in 2019 the reduction in the valuation of the maintenance reserve was Ps.10.3 million. Additionally, the increase in operating expenses in 2019 reflects increases in professional, energy and maintenance fees. Furthermore, concession fees increased 10.0% in 2019 as a result of higher aeronautical revenues.

Operating expenses for our Colombian airports were Ps.1,633.3 million in 2019, compared to Ps.1,745.8 million in 2018. The decrease was primarily due to a lower maintenance reserve recognized under IFRIC 12 of Ps.90.1 million in 2019, compared to Ps.202.4 million in 2018.

Operating expenses for our parent holding company and our administrative services companies were Ps.1,164.0 million in 2019, an 8.0% increase from the Ps.1,077.7 million recorded in 2018, principally due to an increase in solidarity agreement expenses.

Operating Income

Operating income increased by 9.0% to Ps.8,481.3 million in 2019 from Ps.7,778.9 million in 2018. This increase in operating income was primarily a result of increases in 2019 in aeronautical revenues of 10.7% and in non-aeronautical revenues of 8.3%, plus the increase in non-recurring insurance recovery to Ps.204.1 million in 2019, compared to a recovery of Ps.134.6 million in 2018, in connection with Hurricane Maria in Puerto Rico.

Operating Income by Airport

Operating income for Cancún Airport increased by 2.9% to Ps.5,355.8 million in 2019 from Ps.5,206.9 million in 2018, primarily due to the 5.0% increase in non-aeronautical revenues. Additionally, in 2018 results benefited from a Ps.71.2 million asset tax refund at Cancun airport and from a Ps.37.1 million reversal of a provision for uncollectible accounts. Operating income per workload unit at Cancún Airport increased 1.7% from Ps.204.2 in 2018 to Ps.207.7 in 2019.

Operating income for Mérida Airport increased by 29.1% to Ps.384.0 in 2019 from Ps.297.4 million in 2018, mainly because of the 23.4% increase in aeronautical revenues due to higher passenger traffic. Operating income per workload unit at Mérida Airport increased 16.3% from Ps.110.1 in 2018 to Ps.128.0 in 2019.

Operating income for Villahermosa Airport increased by 34.6% to Ps.152.0 million in 2019 from Ps.112.9 million in 2018, primarily because of the 24.8% increase in aeronautical revenues due to higher passenger traffic. Operating income per workload unit at Villahermosa Airport increased 34.8% from Ps.86.8 in 2018 to Ps.117.0 in 2019.

Operating income for our six other Mexican airports increased by 14.2% to Ps.494.1 million in 2019 from Ps.432.5 million in 2018, principally due to a 10.2% increase in aeronautical revenues and an 4.1% increase in non-aeronautical revenues. Operating income per workload unit at the other six Mexican airports increased 6.9% from Ps.98.3 in 2018 to Ps.105.1 in 2019.

Operating income for the LMM Airport increased by 21.0% from Ps.882.4 million in 2018 to Ps.1,068.1 million in 2019, due to a 10.0% increase in aeronautical revenues and a 14.1% increase in non-aeronautical revenues, as well as a non-recurring insurance recovery of Ps.204.1 million in 2019, compared to Ps. 134.6 million in 2018, in connection with Hurricane Maria in Puerto Rico.

Operating income for our six Colombian airports was Ps.441.4 million in 2019, compared to Ps.239.9 million in 2018, due to a 9.0% increase in aeronautical revenues and a 27.8% increase in non-aeronautical revenues.

Operating income for our parent holding company and our administrative services companies decreased by 3.6% to Ps.584.8 million in 2019 from Ps.606.5 million in 2018, primarily because of the decrease in payments by our operating subsidiaries under intercompany agreements.

Comprehensive Financing Result

Our net comprehensive financing result was a loss of Ps.819.6 million in 2019 as compared to a loss of Ps.862.3 million in 2018. This decrease in net comprehensive financing loss is primarily due to an 11.9% decrease in interest expenses, from Ps.1,230.7 million in 2018 to Ps.1,084.3 million in 2019, mainly reflecting a lower loan balance resulting from the consolidation of Aerostar and Airplan. This was partially offset by the decrease in foreign exchange gains from Ps.87.8 million in 2018 to a foreign exchange loss of Ps.78.8 million in 2019. The foreign exchange loss in 2019, compared to foreign exchange gains in 2018, is mainly due to the appreciation of the peso against the dollar of 2.5% on an active dollarized position in 2019, compared with a depreciation of the peso against the dollar of 6.0% on a lower active position in 2018.

Taxes

Our current income tax provision increased 13.1%, from Ps.1,746.0 million in 2018 to Ps.1,975.7 million in 2019, primarily due to more taxable income in Mexico from the Mérida, Veracruz and Villahermosa airports and Cancun Airport Services, S.A. de C.V., along with an income tax increase in Colombia derived from changes in tax legislation according to Law 1943 of December 29, 2018 and Law 2010 of December 27, 2019.

Our deferred income tax provision decreased from a deferred income tax gain of Ps.50.0 million in 2018 to a loss of Ps.2.4 million in 2019, mainly due to a reduction in the tax rate used for the calculation of deferred income taxes in Colombia from 33% to 30% starting on January 2019, equivalent to a weighted average of 30.4%, resulting from the fiscal reform enacted on December 23, 2018 in Colombia, partially offset by a decrease in inflation in Mexico from 4.8% in 2018 to 2.8% in 2019.

We did not have an asset tax provision in 2019 while in 2018 our asset tax provision was Ps.0.9 million.

Our overall effective tax rate in 2019 increased from 28.0% to 29.0%, primarily as a result of the full-year consolidation of the results of our San Juan and Colombian airports as well as the decrease in inflation in Mexico from 4.8% in 2018 to 2.8% in 2019.

Net Income

Net income increased 11.0% to Ps.5,683.3 million in 2019 from Ps.5,119.8 million in 2018. This increase was mainly the result of the foregoing factors.

Results of operations for the year ended December 31, 2018 compared to the year ended December 31, 2017

For a comparison of the results of operations for the year ended December 31, 2018 as compared to the year ended December 31, 2017, see “Item 5—Operating and Financial Review and Prospects—Results of operations for the year ended December 31, 2018 compared to the year ended December 31, 2017” in our Fiscal Year 2018 Form 20-F.

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances. However, in 2017, we incurred indebtedness to fund our investments in accordance with our Mexican Master Development Plans and to acquire the interest in our Colombian airports and our additional interest in Aerostar. See “—Indebtedness—Indebtedness in Mexico.” In 2018, we used Ps.2,034.0 million to pay dividends. In 2019, we used Ps.3,000.0 million to pay dividends. As of December 31, 2018, we had Ps.4,584.5 million in cash and cash equivalents. As of December 31, 2019, we had Ps.6,192.7 million in cash and cash equivalents.

Cash Flows for the year ended December 31, 2019 as compared to cash flows for the year ended December 31, 2018

In 2019, we generated Ps.8,501.7 million in cash flow from operating activities, an increase of 10.5% from Ps.7,696.3 million in 2018, primarily due to an increase in recoverable taxes and other current assets. As of December 31, 2019, income before income taxes was Ps.7,661.7 million, reflecting a 10.8% increase from 2018. In 2019, our provision for income tax decreased by 5.3%.

In 2019, cash flow used in financing activities was Ps.4,427.9 million, a decrease from the Ps.6,476.7 million cash flow used in financing activities in 2018. This decrease was mainly due to our payment of Ps.359.6 million of principal with respect to our loans, Ps.1,064.8 million with respect to interest, and our distribution of Ps.3,000.0 million in dividends in 2019, as compared to payments of Ps.3,090.1 million of principal with respect to our loans, Ps.2,034 million in dividends and Ps.1,139.1 million in interest in 2018.

Cash flow used in investing activities in 2019 was Ps.2,390.2 million, principally as a result of new investments in concessioned assets of Ps. 2,614.9 million in 2019, an 59.8% increase from 2018. This was partially offset by Ps.342.9 million collected from interest received.

Cash Flows for the year ended December 31, 2018 as compared to cash flows for the year ended December 31, 2017

For a comparison of the cash flows for the year ended December 31, 2018 as compared to the cash flows for the year ended December 31, 2017, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows for the year ended December 31, 2018 as compared to cash flows for the year ended December 31, 2017” in our Fiscal Year 2018 Form 20-F.

Indebtedness

As of December 31, 2019, we had Ps.13,712.9 million in consolidated outstanding indebtedness. As of December 31, 2019, we had no contracts for interest rate or foreign currency swaps.

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

Indebtedness in Puerto Rico

On March 21, 2013, our subsidiary Aerostar entered into a U.S.$50.0 million capital expenditure facility and a secured U.S.$10.0 million revolving credit facility with RBC Royal Bank, UBS Financial Services and FirstBank Puerto Rico. Additionally, Aerostar issued 5.75% senior secured notes with an aggregate principal amount of U.S.$350.0 million in a private placement. On June 24, 2015, Aerostar issued senior secured notes with an aggregate principal amount of U.S.$50.0 million to refinance the aforementioned capital expenditure facility. Furthermore, on December 18, 2015, Aerostar entered into a secured U.S.$10.0 million revolving credit facility with Banco Popular de Puerto Rico in order to refinance the March 2013 revolving credit facility and to finance operational working capital needs and general corporate purposes, including capital expenditure projects. As of December 31, 2019, Aerostar had not drawn upon the revolving credit facility. On April 1, 2020, Aerostar drew down its revolving credit facility. As part of these debt financings, Aerostar was required to pledge its interest in the lease of the LMM Airport as collateral to a leasehold mortgagee assigned by the lenders. Our Cancún airport subsidiary and its joint venture partner PSP have pledged their share ownership in Aerostar as collateral for all of these facilities. Since June 1, 2017, we have consolidated Aerostar’s assets and liabilities into our financial statements.

While the senior secured notes are outstanding, Aerostar is not permitted to create any liens other than permitted liens upon any of our property, make any fundamental change to our corporate structure, or sell more than U.S.$5.0 million of our assets per year. In addition, the revolving credit facility requires that we and our subsidiaries maintain a debt service coverage ratio of at least 1.50:1.00 through the stated maturity date of the notes. If we fail to comply with these covenants, this facility restricts our ability to pay dividends to our shareholders. Failure to comply with these covenants would result in all amounts owed under the facility to become due and payable immediately.

Indebtedness in Colombia

On June 1, 2015, our subsidiary Airplan entered into a 12-year syndicated credit agreement of COP$440,000.0 million with Bancolombia S.A., Banco de Bogotá S.A., Banco Corpbanca Colombia S.A., Banco Davivienda S.A., Banco de Occidente S.A., Banco Popular S.A., Banco AV Villas S.A. and Servicios Financieros S.A. Serfinansa Compañía de Financiamiento. The terms include a grace period of three years, quarterly principal and rate payments, an interest rate based on the Tasa de Redescuento, or Rediscount Rate, plus 1.5% for one tranche and an interest rate based on the Depósitos Termino Fijo, or Fixed Term Deposits (“DTF”), plus 4% for a second tranche. Disbursement of funds was subject to certain conditions precedent, including the creation of a trust for the payment of the syndicated credit agreement through its subaccount, Subcuenta de Deuda, and the resources corresponding to the funds for capital and interest payment. The use of the proceeds of this syndicated credit agreement is limited to the payment of debt and the financing of necessary investments for the execution of the obligatory and complementary works under the concession agreement. In addition, the syndicated credit agreement requires Airplan to keep the concession agreement and the trust agreement in force and to make principal and interest payments on time. Failure to comply with these covenants would result in all amounts owed under the facility becoming due and payable immediately.

The syndicated credit agreement was amortized by Airplan during 2018 and 2019. In this regard, the outstanding amount of the credit agreement as of December 31, 2018 was COP$428,997.5 million and COP$402,597.5 as of December 31, 2019.

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

In June 2018, the Ministry of Communications and Transportation approved each of our master development plans. The current terms of the master development plans went into effect as of January 1, 2019 and will be in effect until December 31, 2023. We do not expect the COVID-19 pandemic to affect the timing of the committed investments under the current master development plans.

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

In 2014 and 2016, our subsidiary Airplan reached an agreement with the Colombian government with respect to investment commitments for certain airports, including José María Córdova International Airport, Enrique Olaya Herrera Airport, Los Garzones Airport and El Caraño Airport.  The 2014 and 2016 agreements originally had terms of three years and 33 months, respectively.  In 2018 and 2019, we executed amendments to the 2014 and 2016 agreements that extended the term of those agreements but did not modify the amount of investment commitments. Under the agreements, Airplan is required to carry out certain projects at our Colombian airports, including renovations of runways and improvements to passenger terminals.  For 2018 and 2019, José María Córdova International Airport had committed investments of U.S.$13.3 million and U.S.$9.1 million, respectively.  For 2018, El Caraño Airport had committed investments of U.S.$0.8 million.  Enrique Olaya Herrera Airport and Los Garzones Airport do not have any investment commitments with the Colombian government for 2018 and 2019. As of December 31, 2019, only one project under the 2014 and 2016 agreements remained in progress. However, as of March 6, 2020, all projects have been completed. For additional information see “Item 4—Information on the Company—Colombian Regulatory Framework—Committed Investments.”

The following table sets forth our historical investments in Mexico, Puerto Rico and Colombia in the periods indicated.

Year ended December 31,	(thousands of Mexican pesos)
2017	1,288,006
2018	1,099,606
2019	2,676,610

In 2019, we spent Ps.2,188.0 million in Mexico on capital expenditures in the nine airports in Mexico, principally on (i) executive design projects and the start of works for the extension of terminal buildings and commercial aviation aprons in the airports at Cancún, Mérida, Huatulco, Oaxaca, Tapachula, Veracruz, and Villahermosa; (ii) the start of works for the extension of the taxiway parallel to the second runway at the Cancún Airport; (iii) the start of works for the extension of the baggage-handling system (BHS) in several regional airports; (iv) the purchase of land to be held in reserve for future expansion at the Cancún Airport; (v) major programmed repair works on runways, taxiways, commercial-aviation aprons, general-aviation aprons, and landside roadways; and (vi) programmed replacements of infrastructure, security, and support equipment, as well as IT equipment and licenses.

In 2019, we spent Ps.174.6 million in Colombia on capital expenditures on projects which include, among others: (i) terminal construction; (ii) fees associated with the supervision and verification of construction for the government; (iii) modules connecting the terminal and the parking lot at José María Córdova Airport; (iv) expansion of national and international services, establishment of a customer services center and the building of a hotel at Quibdó Airport; and (v) a waste collection center.

In 2019, we spent Ps.313.9 million in Puerto Rico on capital expenditures on projects which include: (i) taxiway reconstruction; (ii) terminal reconstruction; (iii) hangar and landside restoration; and (iv) the FedEx facility.

In 2018, we spent Ps.367.8 million in Mexico on capital expenditures, mainly on projects at the Cancún Airport, which include: (i) purchase of land; (ii) project management and the finishing of construction projects, masonry and terminal building facilities, baggage handling facilities and a tunnel in Terminal 4; (iii) automated border control kiosks to support the entry of Mexican citizens and international travelers who do not require a visa; (iv) road works on Terminal 4; (v) renewal of communications infrastructure equipment; and (vi) renewal of various licenses.

In 2018, we spent Ps.290.6 million in Colombia on capital expenditures on projects which include: (i) construction works on the terminal building and expansion of the national and international terminals at the José María Córdova International Airport in Rionegro; (ii) construction of control tower enclosures; (iii) purchases of land; (iv) platform expansions and track extensions; and (v) environmental management works.

In 2018, we spent Ps.441.1 million in Puerto Rico on capital expenditures on projects which include: (i) general restoration; (ii) the FedEx facility; (iii) hangar and landside restoration; (iv) improvements to the airport security network and security cameras; (v) a new parking system; and (vi) a taxiway.

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

In 2017, we spent Ps.281.4 million in Puerto Rico on capital expenditures on projects which include: (i) baggage claim remodeling; (ii) taxiway reconstruction; (iii) the FedEx facility; and (iv) power generators.

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

The system of price regulation applicable to our Mexican airports establishes an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit that we may earn at that airport from services subject to price regulation. We regularly monitor and adjust income so as to avoid exceeding the maximum rate at each of the airports we operate in Mexico. If we recognize revenues exceeding that maximum rate, the authorities could cancel one or more airport concessions. Therefore, we regularly monitor regulated revenues in Mexico to ensure they do not exceed the limit. The concession titles establish complex procedures for determining the maximum rates, including for securing the necessary information. Among the information used in determining the maximum rate is passenger traffic and cargo statistics as well as variables such as the Mexican producer price index (excluding petroleum), authorized rates for airport services and airport use fees.

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

Useful Life of the Airplan Concession

The useful life for the amortization was determined according to the duration of the Colombian concession held by Airplan, and the amortization rate is calculated based on the percentage of regulated revenue obtained during the period with respect to the total expected income in the Company’s financial model. The concession will have a useful life until the year 2032. The term of the Colombian concession agreement began with the date of signing the act of commencement of the execution in March 2008, and ends when any of the following events occur: (i) the regulated revenues generated are equal to expected regulated revenues, provided that the concession agreement has been in force for at least 24 years or (ii) the concession agreement has been in force for at least 40 years, regardless of whether the regulated revenues generated are equal to the expected revenues. If our Colombian airports generate regulated revenues that are equal to the expected revenues before the end of the 24-year period, the concession agreement will remain in effect until the end of such period. Pursuant to the concession agreement, the expected regulated revenues will increase after voluntary or mandatory complementary works are delivered to the grantor of the concession.

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

Evaluation of Goodwill Impairment

We evaluate goodwill for impairment annually whenever events or changes in circumstances indicate that there is impairment in the book value of appreciation. Such circumstances may include changes in tourist preferences, the economic situation or security levels in the countries in which we operate or other factors affecting passengers making use of our airports. In order to determine whether there is impairment in the value of goodwill, we evaluate the cash generating unit to which goodwill has been assigned using present value techniques. When applying that valuation technique, the Company employs a series of factors which include historical income, business plans, forecasts and market data. Discount rates used in the impairment determination are subject to sensitivity analyses that may require the recognition of a higher or lower level of impairment. For additional information, see Note 8.1 to our consolidated financial statements. The COVID-19 pandemic was not considered when performing these valuations in 2019. We do not currently expect the COVID-19 pandemic to have a significant impact on our evaluation of goodwill impairment, however, the severity and extent of the COVID-19 pandemic may impact that determination.

Application of New and Revised International Financing Reporting Standards

As of January 1, 2019 we adopted IFRS 16 and IFRIC 23. The Board of Directors approves our accounting policies, taking into consideration the advice of the Audit Committee. For additional information, see Note 18.1 to our consolidated financial statements.

Recently Issued Accounting Standards

The following is a list of the new standards and amendments that have been issued by the IASB and are applicable to financial periods beginning after January 1, 2018 and subsequent periods. As of December 31, 2019, the Company has fully adopted the new standards. For additional information, see Note 18.1 to our consolidated financial statements.

The company applied the following standards and modifications, which did not have a significant impact, for the first time for the annual reporting period beginning on January 1, 2019:

•	IFRS 16 Leases

Tenant: As described in Note 7.1 to our consolidated financial statements, the impact on the Company as a lessee due to the adoption of IFRS 16 was not significant. See Note 18.8.2 to our consolidated financial statements for a detailed description of this policy.

Landlord: The Company did not have to make adjustments to the accounting for its operating leases from the perspective of the lessor derived from the adoption of this standard. See Note 18.8.1 to our consolidated financial statements for a detailed description of this policy.

•	IFRIC 23 Uncertainty over Income Tax Treatments

The interpretation explains how to record and measure current and deferred tax assets and liabilities when there is uncertainty concerning tax treatment. In particular, it explains:

o	how to determine the appropriate account unit and that each uncertain tax treatment should be considered either separately or jointly, depending on the perspective that best predicts the way in which the uncertainty will be resolved;

o	that the entity must assume that the tax authorities will be examining the uncertain tax treatment and will have full knowledge of all related information, such as ignoring the risk of detection.

o	that the entity must reflect the effect of the uncertainty in the accounting records for income tax when the tax authorities are unlikely to approve the treatment.

o	that the impact of the uncertainty should be measured using the most likely figure or the expected value method, whichever best predicts the way in which the uncertainty will be resolved.; and

o	that judgment and estimations must be freshly evaluated every time circumstances have changed or there is new information affecting resolutions.

Although there are no new disclosure requirements, entities are reminded of the general requirement to provide information on judgments and estimations applied when preparing the financial statements. The Company has evaluated the provisions of this interpretation and does not consider there to be a significant impact from the adoption of IFRIC 23.

There are no other standards that have not yet gone into effect that could be expected to significantly impact the Company in current or future reporting periods and in foreseeable future transactions.

The Company has applied the following standards and modifications for the first time for the annual reporting period beginning on January 1, 2018:

•	IFRS 9 Financial Instruments

See Note 6 and Note 18.7 to our consolidated financial statements.

•	IFRS 15 Revenue from contracts with customers

See Note 3 to our consolidated financial statements.

157

Off-balance sheet arrangements

We are not currently, nor have we been, involved in any off-balance sheet arrangement that has or is reasonably likely to have had a current or future effect on our financial statements, changes in liquidity, capital expenditures or capital resources that are material to investors.

Tabular disclosure of contractual obligations

The following table summarizes our material contractual obligations as of December 31, 2019.

	Payments due by period
	(millions of Mexican pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mexican Contractual Obligations
Mexican Master Development Plans(1)	10,786.2	5,105.8	4,831.1	849.3	—
Technical Assistance Agreement(2)	329.7	96.2	116.8	116.8	—
Operating Leases	7.0	5.2	1.7	—	—
Colombian Contractual Obligations
Purchase Obligations	842.9	113.9	664.3	13.0	51.6
Operating Leases	—	—	—	—	—
Puerto Rican Contractual Obligations
Purchase Obligations	—	—	—	—	—
Operating Leases	2.0	1.0	1.0	—	—
Total	11,967.8	5,322.2	5,615.0	979.0	51.6

	Payments due by period
	(millions of Mexican pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial Liabilities
Bank Loans and Interest	6,913.0	238.2	228.1	6,446.6	—
Long-Term Debt	6,799.9	311.4	204.5	6,284.1	—
Suppliers	245.1	245.1	—	—	—
Accounts payable and accrued expenses	1,554.2	1,554.2	—	—	—
Total	15,512.2	2,348.9	432.6	12,730.7	—

(1)	As of December 31, 2019, based on the Mexican Construction Price Index. The master development plans, which contain the investment commitments for our airports have been approved for each year through December 31, 2023. The plans also contain indicative investments for calendar years 2023 through 2033, but these amounts are not binding on us.
(2)	Reflects fixed minimum amount due under the Technical Assistance Agreement. Actual amount to be paid in any year may be higher because technical assistance fees are calculated as the greater of U.S.$2.0 million adjusted annually for inflation against the U.S. consumer price index (subject to certain adjustments) and 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with IFRS and calculated prior to deducting the technical assistance fee).

Item 6.	Directors, Senior Management and Employees

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

The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name	Title	Director Since
Fernando Chico Pardo(1)	Chairman	April 28, 2005
Ricardo Guajardo Touché(3)	Director	February 28, 2001
Francisco Garza Zambrano(3)	Director	February 28, 2001
Guillermo Ortiz Martínez(3)	Director	April 26, 2010
Roberto Servitje Sendra(3)	Director	April 25, 2008
José Antonio Pérez Antón(2)(5)(*)	Director	April 26, 2012
Aurelio Pérez Alonso(4)(*)	Director	April 26, 2012
Rasmus Christiansen(3)	Director	April 26, 2007
Luis Chico Pardo(4)	Director	April 25, 2008

(1)	Elected by ITA as holder of Series BB shares, with Pablo Chico Hernandez as Alternate. Fernando Chico Pardo is the direct or indirect owner of 50.0% of the shares of ITA and 40,519,378 Series B shares (13.51% of our outstanding shares) as of April 7, 2020.
(2)	Elected by ITA as holder of Series BB shares, with Luis Fernando Lozano Bonfil as Alternate.
(3)	Independent Director
(4)	On April 26, 2012, Aurelio Pérez Alonso and Luis Chico Pardo were elected as members of the Board of Directors, representing the Series B shares.
(5)	On April 26, 2012, José Antonio Pérez Antón was elected as a member of the Board of Directors, representing the Series BB Shares.
(*)	Owner of less than 1.0% of our outstanding shares as of December 31, 2019.

Fernando Chico Pardo. Mr. Fernando Chico Pardo has been a member of our Board of Directors and Chairman of the Board since April 28, 2005. He was our Chief Executive Officer from January 19, 2007 until June 1, 2011. He is the founder and President of Promecap, S.C. established in 1997. Previously, Mr. Fernando Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York), Latin America Representative for Mocatta Metals Corporation, Mexico Representative for Standard Chartered Bank (London) and consultant to BBVA Bancomer. Mr. Fernando Chico Pardo has also been on the boards of directors of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México, BBVA Bancomer, Cultiba and Grupo Posadas de México. He is 68 years old. Mr. Fernando Chico Pardo was appointed by ITA.

Ricardo Guajardo Touché. Mr. Guajardo is a member of our Board of Directors and President of our Audit and Corporate Practices Committee. He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and Chief Executive Officer of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and Chief Executive Officer of Grupo Vamsa since 1989. He has served on the Board of Directors of Grupo Bimbo, Almacenes Coppel, Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”), Fomento Económico Mexicano (“FEMSA”), Coca-Cola FEMSA, Transportación Marítima Mexicana (“TMM”), Alfa and El Puerto de Liverpool. He is 71 years old. Mr. Guajardo is an independent director.

Francisco Garza Zambrano. Mr. Garza is a member of our Board of Directors and he has served as President of Cementos Mexicanos of North America and Trading, as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos U.S.A. He was formerly on the Board of Directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Cámara Nacional del Cemento, Club Industrial, A.C. and Fundación Mexicana para la Salud. He is 64 years old. Mr. Garza is an independent director.

Guillermo Ortiz Martínez. Mr. Ortiz is a member of our Board of Directors and Financial Expert of the Audit Committee. He has served as the Chairman of the Board of Directors of Grupo Financiero Banorte. Previously, he was Governor of the Bank of Mexico for two terms, from 1998 to 2003, and from 2004 to 2009. From 1994 to 1997, he was Mexico’s Public Finance Minister. Mr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994. Prior to that, between 1984 and 1988, he occupied the post of Executive Director of the International Monetary Fund (IMF). From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research. Mr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry. During 2009 he was employed as Chairman of the Bank for International Settlements based in Basel, Switzerland. He is 71 years old. Mr. Ortiz is an independent director.

Roberto Servitje Sendra. Mr. Servitje is a member of our Board of Directors. He has been the Deputy Chief Executive Officer of Grupo Bimbo (1969), as well as the company’s Chief Executive Officer (1978) Executive President (1990) and Chairman of the Board of Directors (1994-2012). He has also been a member of the advisory boards of Chrysler Mexico, Grupo Altex, the School of Banking and Commerce and the Hermann International Memorial. He is 92 years old. Mr. Servitje is an independent director.

Luis Chico Pardo. Mr. Luis Chico Pardo is a member of our Board of Directors. He has held positions as an Economist at the Bank of Mexico, as the Manager of the International Division of the Bank of Mexico, as the General Coordinator of the Credit Department at the Mexican Ministry of Finance and Public Credit, as Chief Executive Officer of Banco Mexicano, as Executive Vice-President of Banco Mexicano Somex, and as Chief Executive Officer of Banco B.C.H. He is currently a member of the Board of Directors of the venture capital investment firm Promecap. Mr. Luis Chico Pardo is 79 years old.

Rasmus Christiansen. Mr. Christiansen previously served as the Chief Executive Officer of Copenhagen Airports International A/S, responsible for management and advisory services for CPH’s international investments. Before joining Copenhagen Airports, Mr. Christiansen was the director and owner of an import/export company in Hungary (1993 – 1999). Prior to this, he was Vice President of Dolce International, Hotels and Conference centers. He joined Copenhagen Airports A/S in 1999 as the Development and Acquisitions Director. In 2005 he became the Vice President and in 2007 CEO of Copenhagen Airports International. He is also a board member of CPH International A/S and Newcastle International Airport Ltd. as well as Chairman of the Danish Schou Foundation. Mr. Christiansen is 68 years old and was born in Denmark.

José Antonio Pérez Antón. Mr. Pérez Antón has been Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005. He has worked for ADO since 1996. Mr. Pérez Antón is also currently the Vice President of the Cámara Nacional del Autotransporte de Pasaje y Turismo (the Mexican National Chamber of Intercity and Tourism Transportation, or CANAPAT), and is a Counselor at ITI (the Intermodal Transportation Institute, based in Denver). He is 47 years old.

Aurelio Pérez Alonso. Mr. Pérez Alonso has been Deputy Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005. Before joining the Group in 1998, Mr. Pérez Alonso was a consultant for Arthur Andersen and he is currently a member of the Board of Directors of CANAPAT. He is 48 years old.

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

Adolfo Castro Rivas. Mr. Castro was appointed as our Chief Executive Officer in June 2011. Mr. Castro has been our Director of Finance (Chief Financial Officer) since January 2000.  Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V.  Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. de C.V. and an auditor and consultant with Coopers & Lybrand.  Mr.  Castro is also member of the Board of Directors of Red de Carreteras de Occidente, S.A.B. de C.V.  He is 55 years old.

Carlos Trueba Coll. Mr. Trueba has been the Director of Cancún International Airport since March 1, 2010. Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004). He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares. He is 56 years old.

Héctor Navarrete Muñoz. Mr. Navarrete is the Director of Regional Airports. Previously, Mr. Navarrete was the Administrator of the Mérida International Airport, Director of the Board of Culture and Tourism of the state of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security. He is 63 years old.

Claudio Góngora Morales. Mr. Góngora has been General Counsel since 1999. He is Legal Director of ASUR (from 2001). Mr. Góngora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compañía Exploradora del Istmo, S.A. de C.V. He has been Deputy Legal Director of Comisión de Fomento Minero, as well as Chief Legal Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 68 years old.

Manuel Gutiérrez Sola. Mr. Gutiérrez has been our Chief Commercial Officer since August 7, 2003. Previously, from October 31, 2002, Mr. Gutiérrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of ASUR’s commercial strategy. Before that, he was our Concessions Manager since December 2000. Prior to joining ASUR, Mr. Gutiérrez was Chief Operations Officer of G. Acción S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V. He is 56 years old.

Alejandro Pantoja López. Mr. Pantoja was appointed as our Chief Infrastructure and Compliance Officer in August 2013. Previously, he held a series of positions in ASUR, including Administrator of Veracruz International Airport (from 2001 to 2013). He has also held executive posts in the companies Internacional de Contenedores de Veracruz and Ferrocarril del Sureste. He is 58 years old.

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

Compensation of Directors and Senior Management

Members of our Board of Directors and the members of our committees received Ps.6.7 million in aggregate compensation for the year ended December 31, 2019. We paid an aggregate amount of approximately Ps.109.7 million in 2019 for the services of our executive officers.

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

Employees

The following table sets forth the number of employees in various positions as of the end of 2017, 2018 and 2019.

	As of December 31,
	2017	2018	2019
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	136	143	146
Mexico
Cancún Airport	281	294	298
Cozumel Airport	27	26	26
Huatulco Airport	21	22	23
Mérida Airport	57	60	63
Minatitlán Airport	20	21	20
Oaxaca Airport	24	25	26
Tapachula Airport	23	24	24
Veracruz Airport	34	34	34
Villahermosa Airport	34	34	36
Total Mexico	657	683	696
Colombia
Airplan (Corporate Office)	70	92	89
Carepa Airport	26	26	23
Corozal Airport	20	19	16
Medellín Airport (Enrique Olaya Herrera)	53	55	52
Rionegro Airport (José María Córdova)	137	133	131
Montería Airport	54	47	47
Quibdó Airport	29	26	27
Total Colombia	389	398	385
San Juan Airport	88	97	97
Total Administrative Employees	1,134	1,178	1,178
Unionized Employees(2)
Mexico
Cancún Airport	141	155	162
Cozumel Airport	34	35	36
Huatulco Airport	20	20	20
Mérida Airport	45	45	44
Minatitlán Airport	17	16	16
Oaxaca Airport	23	23	21
Tapachula Airport	24	24	24
Veracruz Airport	27	27	26
Villahermosa Airport	29	29	28
Total Mexico	360	374	377
Colombia
Carepa Airport	--	--	--
Corozal Airport	—	—	—
Medellín Airport (Enrique Olaya Herrera)	—	—	—
Rionegro Airport (José María Córdova)	—	—	—
Montería Airport	—	—	—
Quibdó Airport	—	—	—
Total Colombia	—	—	—
San Juan Airport	—	—	—
Total Union Employees	360	374	377

(1)	In April 2008, we transferred all of the non-unionized administrative employees employed by our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary.
(2)	In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V., a wholly-owned subsidiary.

As of December 31, 2017, 2018 and 2019, we had 1,494, 1,552 and 1,555 total employees (administrative and unionized), respectively.

24.2% of our employees on December 31, 2019 were members of labor unions.

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

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Capital Stock Structure

The following table sets forth the current ownership of outstanding shares as of April 7, 2020, to the extent of our knowledge.

	Number of Shares		Percentage of total share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
CHPAF Holdings, S.A.P.I. de C.V. (1)(2)(3)(4)(5)	40,519,378	—	13.51%	—
ITA, through Bancomext (1)(2)(3)(4)(7)	—	22,950,000	—	7.65%
Aberdeen Asset Management(1)(6)	21,147,094	—	7.05%	—
Inversiones Productivas Kierke, S.A. de C.V.(7)	36,918,290	—	12.31%	—
Other Public(1)	178,465,238	—	59.49%	—

(1)	Pursuant to the Share Registry Book of ASUR, the shareholders that formally appear registered as such are (a) Indeval, as depositary of 255,000,000 Series B shares, (b) Bancomext, as holder of 22,050,000 Series B shares, and (c) Bancomext, as holder of 22,950,000 Series BB shares.
(2)	Our Chairman of the Board of Directors Fernando Chico Pardo owns, directly or indirectly, (a) 50.0% of ITA and (b) 99.99% of CHPAF Holdings, S.A.P.I. de C.V. On December 3, 2018, Servicios de Estrategia Patrimonial, S.A. de C.V. (formerly known as, Agrupación Aeroportuaria Internacional, S.A. de C.V.) and Agrupación Aeroportuaria Internacional III, S.A. de C.V (the successor in interest to Agrupación Aeroportuaria Internacional II, S.A. de C.V) merged into CHPAF Holdings, S.A.P.I. de C.V.
(3)	On June 18, 2007, Bancomext, as trustee of the trust created under Trust Agreement dated December 18, 1998 and holder of 45,000,000 Series BB shares, informed ASUR of its decision to convert 22,050,000 Series BB shares into 22,050,000 Series B shares.
(4)	On July 25, 2007, ITA, as beneficiary of the trust created under Trust Agreement dated December 18, 1998 and holder of 45,000,000 Series BB shares, instructed Bancomext to release from the trust and physically deliver to Agrupación Aeroportuaria Internacional, S.A. de C.V. (following a name change, now known as Servicios de Estrategia Patrimonial, S.A. de C.V.) 22,050,000 Series B shares.
(5)	Based on information contained in public reports, from June 2, 2008 until July 3, 2008, Agrupación Aeroportuaria Internacional II, S.A. de C.V., a company indirectly controlled and owned by Fernando Chico Pardo purchased 2,973,052 Series “B” shares, which represent 0.99% of our outstanding capital stock.
(6)	Shares with voting rights and delegated voting rights as of December 31, 2019.
(7)	Grupo ADO, S.A. de C.V. indirectly owns 50.0% of ITA through its subsidiary, Inversiones Kierke, which in turn owns, directly or indirectly, 36,918,290 of our Series “B” shares.

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

RELATED PARTY TRANSACTIONS

General

As of December 31, 2017, 2018 and 2019, the accounts pending payment with related parties are as follows:

	At December 31,
	2017	2018	2019
	(millions of Mexican pesos)
Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.(2)	82.8	96.6	96.8
Sociedad Operadora Airplan S.A.(2)	4.1	—	—
Lava Tap de Chiapas, S. A. de C. V.(1)	1.0	0.7	0.5
Total Accounts Payable	87.9	97.3	97.3

(1)	Affiliate of key management personnel
(2)	Shareholder

As of December 31, 2017, 2018 and 2019, the accounts pending receipt with related parties are as follows:

	At December 31,
	2017	2018	2019
	(millions of Mexican pesos)
Accounts Receivable:
Autobuses de Oriente ADO, S. A. de C. V.(1)	0.0	0.5	0.0
Autobuses Golfo Pacífico, S. A. de C. V.(1)	0.4	0.3	0.3
Total Accounts Receivable	0.4	0.8	0.3

(1)	Shareholder

During the years ending December 31, 2017, 2018 and 2019, the following transactions with related parties were carried out:

	Year Ended December 31,
	2017		2018		2019
	(millions of Mexican pesos)
Commercial revenues	Ps.	18.3	Ps.	21.6	Ps.	21.8
Interest income		69.2		--		--
Technical assistance		(346.5)		(386.2)		(404.1)
Leases		(5.0)		(5.2)		(5.3)
Cleaning services		(10.2)		(10.9)		(11.5)
Others		0.6		--		—

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

Pursuant to the Technical Assistance Agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us. Although Copenhagen Airports ceased to be a shareholder in October 2010, and after the consummation of the sale of a company that owns 49.0% of ITA to Grupo ADO, the Technical Assistance Agreement continues in force and will remain in force. The Technical Assistance Agreement entitles ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our Board of Directors. The agreement also grants us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The agreement had an initial 15-year term which expired in 2013, and was automatically renewed for a successive five-year term on the same conditions on December 18, 2013. We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in “Item 6. Directors, Senior Management and Employees—Committees.” In 2017, 2018 and 2019, we recognized expenses of U.S.$13.5 million, U.S.$15.5 million and U.S.$16.4 million, respectively, pursuant to the technical assistance agreement. We did not owe ITA additional expenses in 2017, 2018 and 2019.

Arrangements with Entities Controlled by Fernando Chico Pardo

We rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.

Compensation to Directors and Officers

In 2017, we provided Ps.84.6 million in compensation to key management personnel and Ps.4.9 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2018, we provided Ps.119.2 million in compensation to key management personnel and Ps.8.7 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2019, we provided Ps.109.7 million in compensation to key management personnel and Ps.9.1 million in compensation to the Board of Directors and the committees of the Board of Directors.

Item 8.	Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

Legal Proceedings

We are involved in legal proceedings from time to time that are incidental to the normal conduct of our business. Our transactions are subject to Mexican federal and state law, as well as Puerto Rico and Colombian law due to our subsidiaries outside of Mexico.

We are currently involved in a legal proceeding in connection with the cargo facilities at our Mérida Airport, as described in more detail in “Item 4. Information on the Company—Business Overview—Our Airports—Mérida International Airport.”

At present, a number of labor-law claims have been filed against us mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects. We are currently pursuing judicial remedies and no ruling has been handed down at the date of this report. The total amount of these claims is approximately Ps.20.0 million. As of December 31, 2019, we have not established a provision for this item.

In addition, our Cancún airport subsidiary is appealing a decision from the Ministry of Finance and Public Credit concerning a tax issue relating to the amortization of its concession for tax purposes. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—We participated in a tax amnesty program implemented by the Mexican federal government.”

On March 17, 2014, PRPA filed a lawsuit against Aerostar and two fuel sellers at the LMM airport. PRPA claimed it, rather than Aerostar, was entitled to a fee charged to the fuel sellers. On November 7, 2018, the court ruled Aerostar was entitled to the fee charged to the fuel sellers, but the court also authorized PRPA to charge two cents per gallon of the fee charged to the fuel sellers. Judicial proceedings are still ongoing.

On August 21, 2019, the Board of Commissioners of COFECE notified our Cancún airport subsidiary of a decision issued on July 25, 2019, which provides for: (i) administrative liability for monopolistic practices (as described in Article 56, Section V of the LFCE (refusal of access)) and (ii) a fine of Ps.73 million. The Company believes it has sufficient grounds for defense and on September 12, 2019 it appealed the administrative sanction imposed by the COFECE. The Company does not expect its appeal will be resolved in less than 2 years from the date of filing and the Company is under no obligation to pay the fine before the end of appeal proceeding.

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

Mexican law requires that at least 5.0% of a company’s net income (on a non-consolidated basis) each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20.0% of its capital stock.

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under IFRS. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., as of December 31, 2019, is Ps.1,616.5 million (which includes the required allocation corresponding to year 2018 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Currently, dividends paid to non-resident holders with respect to our Series B shares and ADSs are subject to Mexican withholding tax at the rate of 10.0% on the gross amount of the dividend distributed. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor of 1.4286. Corporate tax rates of 30.0% in 2017, 2018 and 2019 are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2019, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2019, we had Ps.2,463.0 million of distributable earnings which were subject to corporate income tax and Ps.12,900.4 million of earnings which were not subject to corporate income tax.

At the general stockholders’ meeting held on April 26, 2017, our stockholders approved an increase in the legal reserve of the Company by Ps.181.9 million from the accumulated net profits for the year ended December 31, 2016. In that same meeting, our stockholders also approved the payment of an ordinary cash dividend from accumulated retained earnings in the amount of Ps.1.85 billion or Ps.6.16 per share for each outstanding Series B or BB share. This dividend was payable as of June 15, 2017. Our stockholders also approved the amount of Ps.1.607 billion from the accumulated net profits for the year ended December 31, 2016 as the maximum amount that may be used by the Company to repurchase its own shares during the 2017 fiscal year.

At the general stockholders’ meeting held on April 26, 2018, our stockholders approved an increase in the legal reserve of the Company of 5% of the accumulated net profits for the year ended December 31, 2017. In that same meeting, our stockholders also approved the payment of an ordinary cash dividend from accumulated retained earnings in the amount of Ps.2.03 billion or Ps.6.78 per share for each outstanding Series B or BB share. This dividend was payable as of June 18, 2018. Our stockholders also approved setting aside all remaining accumulated net profits for the year ended December 31, 2017 for the Company to repurchase its own shares during the 2018 fiscal year.

At the general stockholders’ meeting held on April 24, 2019, our stockholders approved an increase in the legal reserve of the Company of 5% of the accumulated net profits for the year ended December 31, 2018. In that same meeting, our stockholders also approved the payment of an ordinary cash dividend from accumulated retained earnings in the amount of Ps.2.24 billion or Ps.7.46 per share for each outstanding Series B or BB share and an extraordinary cash dividend from accumulated retained earnings in the amount of Ps.762 million or Ps.2.54 per share for each outstanding Series B or BB share. These dividends were payable in a single installment as of June 6, 2019. Our stockholders also approved setting aside all remaining accumulated net profits for the year ended December 31, 2018 for the Company to repurchase its own shares during the 2019 fiscal year.

In the absence of attractive investment opportunities, we intend to continue declaring yearly dividends out of our annual net retained earnings. We do not currently intend to implement a stock repurchase program.

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

Our common ADSs, each representing 10 Series B common shares of our capital stock, are traded on the NYSE under the ticker symbol “ASR.” The Bank of New York Mellon serves as the depositary for our common ADSs. On April 6, 2020, there were 10,770,046 common ADSs outstanding, representing 35.9% of our total share capital.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 7, 2020:

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

TAXATION

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs (a “U.S. holder”) and the Mexican tax consequences of the purchase, ownership and disposition of our Series B Shares or ADSs by a “non-Mexican holder” (as defined below), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets, and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, tax-exempt organizations, financial institutions, insurance companies, partnerships or other pass-through entities, persons who own or are deemed to own 10.0% or more of our stock by vote or value, U.S. holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder, nor does it address other tax laws such as the Medicare contribution tax on net investment income.

The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this Form 20-F, including the provisions of the income tax treaty between the United States and Mexico and the additional protocols thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. In addition, a “Treaty Country” is a jurisdiction which has a treaty for the avoidance of double taxation in force with Mexico. Furthermore, the criteria contained herein may differ from those issued by the tax authorities in Article 33, Section I, Paragraph h of the Mexican Federal Tax Code (Código Fiscal de la Federación) or may be contrary to the tax authorities’ interpretation.

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

Subject to certain exceptions for short-term and hedged positions and the application of the passive foreign investment company (“PFIC”) rules discussed further below, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the Series B shares or ADSs will be subject to tax at a reduced rate if the dividends are “qualified dividends.” Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) (A) the Series B shares or ADSs are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year. Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2020 taxable year, although there can be no assurance in this regard.

Holders of ADSs and Series B shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Non-Mexican holders are liable for income tax in Mexico with respect to income derived from sources of wealth located within the national territory. The Mexican Income Tax Law locates the source of wealth for capital gains within the national territory, among other instances, when the shares that are transferred were issued by a Mexican resident entity.

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

Although we believe that we were not a PFIC in 2019 and do not anticipate becoming a PFIC in the current year or the reasonably foreseeable future, the determination whether we are a PFIC will be made annually depending on the particular facts and circumstances, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC. Recent stock market volatility related to the outbreak of COVID-19 could exacerbate these considerations. See “Risk Factors – Risks Related to Our Operations – Our business could be adversely affected by a downturn in the economies of the United States, Mexico or Colombia.”

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

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include the ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed to hold, or availed of holding, direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders that fail to report the required information could be subject to substantial penalties. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Series B shares or ADSs, including the application of the rules to their particular circumstances.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month. In 2017, 2018 and 2019, 26.4%, 25.9% and 26.6% respectively, of our consolidated revenues were derived from passenger charges for international passengers. In addition, a substantial portion of our contracts with providers of commercial services are denominated in U.S. dollars. In 2017, 2018 and 2019, 41.9%, 23.0% and 33.6%, respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars. Substantially all of our other revenues are denominated in Mexican pesos. Substantially all of our consolidated costs and expenses are denominated in Mexican pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2019, we estimate that our revenues for the year ended December 31, 2019 would have increased by Ps.282.9 million.

As of December 31, 2017, 2018 and 2019, 25.9%, 33.9% and 55.2%, respectively, of our cash and cash equivalents were denominated in dollars. Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2019, we estimate that the value of our cash and cash equivalents as of December 31, 2019 would have increased by Ps.171.1. million.

As of December 31, 2019, 70.0% of our foreign currency indebtedness was denominated in U.S. dollars and 30.0% was denominated in Colombian pesos. A decrease in the value of the Mexican peso relative to the dollar will increase the cost in pesos of servicing our U.S. dollar denominated indebtedness. Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2019, we estimate that our long term debt as of December 31, 2019 would have increased by Ps.340.0 million.

As of December 31, 2017, 2018 and 2019, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

We depend upon bank credit facilities to partially finance our operations. These transactions expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in the relevant base rates (banks charged interest based on TIEE plus a margin of 1.25% or based on DTF plus a margin of 4.00%) which are used to determine the interest rates that are applicable to borrowings under our credit facilities. All of our interest rate swap agreements expired in 2012. For more information regarding our economic hedging transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Based on a 1.0% increase in TIIE, we estimate that the cost of our debt service for the year ended December 31, 2019 would have increased by Ps.4.0 million in 2019. Based on a 1.0% increase in DTF, we estimate that the cost of our debt service for the year ended December 31, 2019 would have increased by Ps.2.3 million in 2019.

Item 12.	Description of Securities Other Than Equity Securities

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

Pursuant to our form F-1 filed with the SEC on September 7, 2000, we registered American Depositary Shares (“ADSs”) which are represented by American Depositary Receipts (“ADRs”) in a sponsored facility. The deposit agreement, dated as of September 28, 2000, is among us, The Bank of New York Mellon, as ADR depositary, and all holders from time to time of ADRs issued under the deposit agreement. Copies of the deposit agreement are also on file at the ADR depositary’s corporate trust office and the office of the Mexican custodian for the depositary, Indeval. They are open to inspection by owners and holders during business hours. The depositary’s corporate trust office is located at 101 Barclay Street, New York, New York 10286.

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

Fees payable by the depositary

From January 1, 2019 through December 31, 2019, the depositary reimbursed or otherwise paid us approximately U.S.$68.0 thousand in compensation in connection with the ADS program. Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), and legal fees.

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

The Company’s management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2019 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. We conducted an assessment of the effectiveness as of December 31, 2019 of our internal control over financial reporting using the criteria set for in the “Internal Control – Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, as stated in the report included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during 2019 that materially affected, or was reasonably likely to materially affect, our internal control over financial reporting.

COVID-19 Pandemic

As a result of the COVID-19 pandemic and related advisories and restrictions put in place by the Mexican government in March 2020, including a recommendation that residents stay home, the Company has implemented remote working arrangements for certain employees, which has not impacted our automated systems. These temporary measures have not impacted our internal control over financial reporting in 2020 as the processes established in the Company’s policies and procedures remain in force.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2018 and 2019:

	Year ended December 31,
	(thousands of Mexican pesos)
	2018		2019
Audit fees		30,103		35,744
Audit-related fees		—		—
Tax		1,479		1,515
Total fees	Ps.	31,582	Ps.	37,259

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

Our Audit and Corporate Practices Committee prepares an annual report on its activities, which is distributed prior to our annual meeting by our Board of Directors to shareholders as of the record date .

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

2018	(a) Total number of shares purchased	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2018 Total	—	—	—	—

2019	(a) Total number of shares purchased	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31(1)	881,057	294.80	—	—
September 1-30(1)	1,892,024	280.46	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2019 Total	2,773,081	285.02	—	—

(1)	Our Chairman of the Board of Directors Fernando Chico Pardo owns, directly or indirectly, 99.99% of CHPAF Holdings, S.A.P.I. de C.V., which purchased 2,773,081 Series B shares in the open market in August and September 2019.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance

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

NYSE Standards	Our Corporate Governance Practice
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

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §303A.08	Shareholder approval is not expressly required under our bylaws for the adoption and amendment of an equity-compensation plan. No equity-compensation plans have been approved by our shareholders.
Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.09 and §303A.10	We have adopted a code of ethics applicable to all of our directors and executive officers, which is available to you free of charge upon request and at www.asur.com.mx. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our other officers/employees.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-7. The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Sureste, S.A.B. de C.V. and Subsidiaries

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description
1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company (incorporated by reference to our Form 20-F/A filed on July 31, 2007).

2.1	Deposit Agreement among the Company, The Bank of New York and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

2.2	Reserved.

2.3	Reserved.

2.4	Note Purchase Agreement among Aerostar Airport Holdings, LLC and the Purchasers listed in Schedule A thereto, dated March 21, 2013, for 5.75% Senior Notes due March 22, 2035 (incorporated by reference to our form 20-F filed on April 26, 2018).

2.5	Agreement to Furnish Debt Instruments.

2.d	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

3.1	Trust Agreement among the Company, ITA and Bancomext, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

3.2	Amendment dated May 15, 2007 to the Trust Agreement dated November 18, 1998 among the Company, ITA and Bancomext, English translation (incorporated by reference to our Form 20-F/A filed on July 31, 2007).

3.3	Reserved.

4.1	Amended and Restated Cancún Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

4.2	Reserved.

4.3	Reserved.

4.4	Reserved.

4.5	Technical Assistance and Transfer of Technology Agreement among the Company, Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructuras de Transporte, S.A., VINCI, S.A. and ITA, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

4.6	Amendment, dated January 1, 2008 to the Technical Assistance and Transfer of Technology Agreement among the Company, Grupo Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Copenhagen Airports, Fernando Gerardo Chico Pardo and ITA (incorporated by reference to our Form 20-F filed on July 20, 2008).

4.7	Share Sale and Purchase Agreement dated as of March 23, 2017 between Aeropuerto de Cancún S.A. de C.V. and Procopal S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.8	Share and Share Usufruct Rights Purchase Agreement dated as of March 23, 2017 among Aeropuerto de Cancún S.A. de C.V., Jaloy S.A. and IT S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.9	Share Sale and Purchase Agreement dated as of March 23, 2017 between Aeropuerto de Cancún S.A. de C.V. and Bosanova Finance Development Corp., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.10	Share Sale and Purchase Agreement dated as of March 23, 2017 among Aeropuerto de Cancún S.A. de C.V., Tamaco Arango y CIA S.C.A., José Roberto Arango Pava and M.R. Londono y CIA S.C.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.11	Share Purchase Agreement dated as of April 6, 2017 between Aeropuerto de Cancún S.A. de C.V. and Fiduciaria Bancolombia S.A. Sociedad Fiduciaria., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.12	Share Purchase Agreement dated as of April 6, 2017 among Aeropuerto de Cancún S.A. de C.V., Fiduciaria Bancolombia S.A. Sociedad Fiduciaria and Nexus Infraestructura S.A.S., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.13	Share Purchase Agreement dated as of April 6, 2017 between Aeropuerto de Cancún S.A. de C.V. and Pedro Ramón Emiliani Catinchi., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.14	Share Purchase Agreement dated as of April 6, 2017 between Aeropuerto de Cancún S.A. de C.V. and Supertiendas y Droguerías Olímpica S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.15	Share Purchase Agreement dated as of April 6, 2017 among Aeropuerto de Cancún S.A. de C.V., Supertiendas y Droguerías Olímpica S.A., Portales Urbanos S.A. and Sociedad Colombiana de Inversiones Comerciales S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.16	Luis Muñoz Marín International Airport Lease Agreement dated as of July 24, 2012 by and between the Puerto Rico Ports Authority and Aerostar Airport Holdings LLC and Amendments No. 1 and No. 2 thereto (incorporated by reference to our form 20-F filed on April 26, 2018).

4.17	An English translation of the Concession for the Administration, Operation, Commercial Exploitation, Adjustments, Modernization and Maintenance of the Enrique Olaya Herrera Airport, José María Córdova International Airport, Los Garzones Airport, Antonio Roldán Betancourt Airport, El Caraño Airport and Las Brujas Airport (Concession Agreement No. 8000011-OK), by and among the Special Administrative Unit of Civil Aeronautics and Sociedad Operadora de Aeropuertos Centro Norte, S.A., dated March 13, 2008 (incorporated by reference to our form 20-F filed on April 26, 2018).

8.1	List of material subsidiaries of the Company.

11.1	Code of Ethics (incorporated by reference to our Form 20-F filed on June 16, 2004).

12.1	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

By:	/s/ Adolfo Castro Rivas
	Name:	Adolfo Castro Rivas
	Title:	Chief Executive Officer

Dated: April 9, 2020

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

December 31, 2017, 2018 and 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Sureste, S.A.B. de C.V. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Regulated Revenues - Compliance with the Price Regulation Maximum Rate Stated in the Mexican Concession Agreements

As described in Notes 3, 19 and 20 to the consolidated financial statements, the Company recognized total regulated revenues for the year ended December 31, 2019 of Ps.6,628 million, which was derived from airports operated in Mexico. Revenue is measured based on the consideration specified in the tariff regulating system applicable to airports in Mexico for each performance obligation identified. As disclosed by management, the system of price regulation applicable to the Company’s Mexican airports establishes an annual maximum rate in Mexican pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit (equal to one terminal passenger or 100 kg (220 pounds) of cargo) that the Company may earn at each airport from services subject to price regulation. If the maximum annual rate is exceeded, the government authorities could revoke one or more of the Company’s airport concessions in Mexico. Management monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate at each of the airports operated by the Company in Mexico. Determining whether revenues are in excess of the maximum rates established in the concession is complex and management must obtain specific information, such as passenger traffic and cargo statistics, as well as inputs such as the National Producer Price Index (excluding oil), authorized rates for airport services and the Rate for Airport Use published by the Mexican regulator.

The principal considerations for our determination that performing procedures relating to compliance with the price regulation maximum rate stated in the Mexican concession agreements is a critical audit matter are there was significant effort by management in ensuring compliance with the maximum rate for each airport in Mexico, which in turn led to significant auditor subjectivity and effort in performing procedures and evaluating management’s process for determining compliance with the maximum rate limit for each airport in Mexico, including the passenger traffic and cargo statistics, authorized rates for airport services and the Rate for Airport Use.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process for passenger rates at the Company’s Mexican airports, including controls over the maximum rate determination and ongoing monitoring of revenues for compliance with the price regulation. These procedures also included, among others, (i) testing management´s process for determining compliance with the maximum annual rate limit for each airport in Mexico, (ii) testing the accuracy and completeness of underlying data, and (iii) evaluating the reasonableness of the inputs, including the passenger traffic and cargo statistics, Rate for Airport Use and authorized rates for airport services. Evaluating the inputs related to passenger traffic and cargo statistics involved evaluating whether the data was reasonable considering consistency with evidence provided by the airlines in the inbound and outbound manifests. Evaluating the inputs related to the Rate for Airport Use and authorized rates for airport services involved comparing the rates to the rates published by the Mexican regulator.

Goodwill Impairment Assessment – Airplan and Aerostar Cash-Generating Unit

As described in Notes 8 and 20 to the consolidated financial statements, the Company’s consolidated goodwill balance was Ps.2,567 million as of December 31, 2019 and the goodwill associated with the Airplan and Aerostar cash-generating units was Ps.1,510 million and Ps.1,057 million, respectively. Management evaluates goodwill for impairment annually or whenever events or changes in circumstances indicate that there is impairment in goodwill. In order to determine whether there is impairment in the value of goodwill, management evaluates the cash generating unit to which goodwill has been assigned using present value techniques. To determine if goodwill was impaired, the carrying amount of the cash generating unit was compared to its recoverable amount. In this case, management chose the value in use of the cash generating unit which was determined using discounted cash flows. Management’s cash flow projections included significant assumptions relating to projected passenger traffic and the related growth rates, airport and commercial revenue growth rates, operating costs and expense growth rates and the discount rates.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Airplan and Aerostar cash-generating units is a critical audit matter are there was significant judgment by management when developing the estimated recoverable amount of each cash generating unit. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections, including significant assumptions relating to projected passenger traffic and the related growth rates, airport and commercial revenue growth rates, operating costs and expense growth rates and the discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the cash flow projections and the development of assumptions related to the estimate of the recoverable amount of each cash generating unit. These procedures also included, among others, (i) testing management´s process for developing the estimate of the recoverable amount of each cash generating unit, (ii) evaluating the appropriateness of the discounted cash flow model, (iii) testing the completeness and accuracy of the underlying data and (iv) evaluating significant assumptions used by management, including projected passenger traffic and the related growth rates, airport and commercial revenue growth rates, operating costs and expense growth rates and the discount rates. Evaluating management´s assumptions related to projected passenger traffic and the related growth rates and airport and commercial revenue growth rates, operating costs and expense growth rates involved considering (i) current and past performance of the cash-generating units, (ii) the consistency with external market data and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rates.

/S/PricewaterhouseCoopers, S. C.

/S/C.P.C. Fabián Mateos Aranda
Audit Partner

Mexico City, Mexico

April 9, 2020

We have served as the Companyʼs auditor since 1998

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Financial Position

December 31, 2018 and 2019

Thousands of Mexican pesos

	2018		2019
Assets
CURRENT ASSETS:
Cash and cash equivalents (Note 5)	Ps.	4,584,507	Ps.	6,192,679
Restricted cash and cash equivalents (Note 5.1)		47,332		165,622
Accounts receivable - Net (Note 6)		793,110		1,003,793
Recoverable taxes (Note 14)		345,730		230,030
Inventory		48,704		49,667
Other assets		181,529		204,065
Total current assets		6,000,912		7,845,856
NON-CURRENT ASSETS:
Land, furniture and equipment - Net (Note 7)		558,480		520,623
Intangible assets, airport concessions and goodwill - Net
(Notes 1 and 8)		49,586,322		49,126,038
Receivable from third parties		36,107		23,364
Total assets	Ps.	56,181,821	Ps.	57,515,881
Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Bank loans (Note 11)	Ps.	175,515	Ps.	238,235
Short term debt (Note 12)		324,590		311,372
Income taxes payable		36,693		211,083
Accounts payable and accrued expenses (Note 10)		1,871,424		1,799,330
Total current liabilities		2,408,222		2,560,020
NON-CURRENT LIABILITIES:
Bank loans (Note 11)		7,042,598		6,674,717
Long-term debt (Note 12)		6,957,678		6,488,569
Deferred income tax (Note 14)		3,081,668		3,004,584
Employee benefits		10,266		16,814
Total liabilities		19,500,432		18,744,704
STOCKHOLDERS’ EQUITY (Note 13):
Capital stock		7,767,276		7,767,276
Capital reserves		11,229,129		13,171,105
Other comprehensive income		189,791		(218,788)
Retained earnings		9,919,989		10,438,563
Controlling interest		29,106,185		31,158,156
Non-Controlling interest		7,575,204		7,613,021
Total stockholders’ equity		36,681,389		38,771,177
Total liabilities and stockholders’ equity	Ps.	56,181,821	Ps.	57,515,881

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Comprehensive Income

For the periods ended on December 31, 2017, 2018 and 2019

Thousands of Mexican pesos, except per share

	2017		2018		2019
Continuing operations
Revenue (Notes 3 and 19.1.3):
Aeronautical services	Ps.	6,484,219	Ps.	8,942,910	Ps.	9,596,975
Non-aeronautical services		4,261,383		5,531,557		5,988,470
Construction services (Note 3.1.3)		1,844,216		935,774		1,236,193
Total revenue		12,589,818		15,410,241		16,821,638
Operating costs and expenses (Note 4):
Cost of aeronautical and non-aeronautical services
(Includes impairment by Ps.4,719,096 in 2017 Note 8.1)		9,010,017		6,594,871		7,058,686
Cost of construction services		1,898,550		935,774		1,236,193
Administrative expenses		204,418		235,264		250,183
Total operating costs and expenses		11,112,985		7,765,909		8,545,062
Other Income (Note 16.e)				134,637		204,719
Operating profit		1,476,833		7,778,969		8,481,295
Interest income		245,787		280,623		343,612
Interest expense		(618,831)		(1,230,651)		(1,084,293)
Exchange income on foreign currency		761,782		462,218		278,641
Exchange loss on foreign currency		(620,572)		(374,460)		(357,518)
		(231,834)		(862,270)		(819,558)
Equity in the results of joint venture accounted for
by the equity method (Note 9)		112,345
Gain in business combinations (Note 1)		7,029,200
Net income before income taxes		8,386,544		6,916,699		7,661,737
Income taxes (Note 14)
Asset tax		932		932
Income tax		1,635,447		1,795,961		1,978,102
Net income for the year	Ps.	6,750,165	Ps.	5,119,806	Ps.	5,683,635
Net income for the year attributable to:
Controlling interest	Ps.	5,834,484	Ps.	4,987,601	Ps.	5,465,822
Non-Controlling interest		915,681		132,205		217,813
	Ps.	6,750,165	Ps.	5,119,806	Ps.	5,683,635
Other comprehensive income:
Items that will not be reclassified to income for the period:
Remeasurement of labor obligations	Ps.	(2,739)	Ps.	4,692	Ps.	(5,272)
Items that might be reclassified to income for the period:
Effect of the foreign currency translation in subsidiaries		315,021		116,059		(588,575)
Cancellation of the effect foreign currency translation in
the joint venture		(655,515)
Equity in the other comprehensive results of joint
venture accounted for by the equity method		(237,617)
Total comprehensive income for the year	Ps.	6,169,315	Ps.	5,240,557	Ps.	5,089,788
Comprehensive income for the year attributable to:	Ps.	5,134,124	Ps.	4,986,572	Ps.	5,051,971
Controlling interest		1,035,191		253,985		37,817
Non-Controlling interest	Ps.	6,169,315	Ps.	5,240,557	Ps.	5,089,788
Total comprehensive income for the year

Basic and diluted earnings per share expressed in Mexican Pesos (Note 18.19)	Ps.	19.45	Ps.	16.63	Ps.	18.22

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

For the periods ended on December 31, 2017, 2018 and 2019

Thousands of Mexican pesos

	Capital reserves		Reserve for	Other			Total
	Capital	Legal	repurchase	comprehensive	Retained	Non-controlling	stockholders’
	stock	reserve	of shares	income	earnings	interest	equity
Balances at January 1st 2017	Ps. 7,767,276	Ps. 893,133	Ps. 5,045,254	Ps. 893,132	Ps. 8,155,159		Ps. 22,753,954
Comprehensive income:
Net profit for the year					5,834,484	Ps. 915,681	6,750,165
Other comprehensive expense accounted for by the equity method				(237,617)			(237,617)
Cancellation of the effect of foreign currency translation
in the joint venture				(655,515)			(655,515)
Effect of foreign currency translation in subsidiaries				195,511		119,510	315,021
Remeasurement of labor obligations					(2,739)		(2,739)
Total comprehensive income				(697,621)	5,831,745	1,035,191	6,169,315
Transfers to legal reserve		181,869			(181,869)
Transfers to the reserve for acquisitions of shares (Note 13)			2,007,381		(2,007,381)
Transactions with shareholders:
Dividends paid on April 26, 2017 (Ps.6.16 per share) (Note 13)					(1,848,000)		(1,848,000)
Non-controlling interest						6,613,032	6,613,032
Balances at December 31, 2017	7,767,276	1,075,002	7,052,635	195,511	9,949,654	7,648,223	33,688,301
Comprehensive income:
Net profit for the year					4,987,601	132,205	5,119,806
Effect of foreign currency translation in subsidiaries				(5,720)		121,779	116,059
Remeasurement of labor obligations					4,692		4,692
Total comprehensive income				(5,720)	4,992,293	253,984	5,240,557
Transfers to legal reserve		291,865			(291,865)
Transfers to the reserve for acquisitions of shares (Note 13)			2,809,627		(2,809,627)
Transactions with shareholders:
Dividends paid on April 26, 2018 (Ps.6.78 per share) (Note 13)					(2,034,000)		(2,034,000)
Difference in the consideration paid for the acquisition of the non-controlling interest of Airplan recognized on
parents equity (Note 1.2)					113,534	(327,003)	(213,469)
Balances at December 31, 2018	7,767,276	1,366,867	9,862,262	189,791	9,919,989	7,575,204	36,681,389
Comprehensive income:
Net profit for the year					5,465,822	217,813	5,683,635
Effect of foreign currency translation in subsidiaries				(408,579)		(179,996)	(588,575)
Remeasurement of labor obligations					(5,272)		(5,272)
Total comprehensive income				(408,579)	5,460,550	37,817	5,089,788
Transfers to legal reserve		249,666			(249,666)
Transfers to the reserve for acquisitions of shares			1,692,310		(1,692,310)
Transactions with shareholders:
Dividends paid on April 24, 2019 (Ps.10 per share) (Note 13)					(3,000,000)		(3,000,000)
Balances at December 31, 2019	Ps. 7,767,276	Ps. 1,616,533	Ps. 11,554,572	Ps. (218,788)	Ps. 10,438,563	Ps. 7,613,021	Ps. 38,771,177

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

For the periods ended on December 31, 2017, 2018 and 2019

Thousands of Mexican pesos

	2017	2018	2019
Operating activities
Income before income taxes	Ps. 8,386,544	Ps. 6,916,699	Ps. 7,661,737
Adjustments for:
Gain in business combination (Note 1)	(7,029,200)
Impairment of goodwill (Note 8.1)	4,719,096
Depreciation and amortization (Notes 4, 7 and 8)	1,166,114	1,760,741	1,836,897
Interest income	(245,787)	(280,623)	(343,612)
Interest expense	618,831	1,230,651	1,084,293
Other comprehensive income from results of joint venture accounted for by the equity method (Note 9)	(112,345)
Exchange loss	95,788	16,373	90,905
Exchange gain	(262,405)	(295,524)	(285,094)
Working capital variations:
Accounts receivable (Note 6)	(51,155)	(107,608)	(125,309)
Recoverable taxes and other current assets	54,030	48,182	222,175
Other assets	394,972
Trade accounts payable and other liabilities (Note 10)	154,791	490,827	333,715
	7,889,274	9,779,718	10,475,707
Income taxes paid (Note 14)	(1,858,139)	(2,083,398)	(1,974,015)
Net cash flows generated from operating activities	6,031,135	7,696,320	8,501,692
Investing activities
Payment for investment increase in Aerostar, net of cash acquired	(183,386)
Payment for acquisition of the subsidiary Airplan, net of cash acquired	(3,752,081)
Loans collected from joint venture (Note 9)	275,376
Improvements to assets under concession and acquisition of furniture and equipment (Note 8)	(1,471,418)	(1,636,325)	(2,614,864)
Interest received	259,717	265,350	342,981
Restricted cash and equivalents (Note 5.1)	(89,361)	59,018	(118,290)
Net cash flows used in investing activities	(4,961,153)	(1,311,957)	(2,390,173)
Financing activities
Consideration paid for the non-controlling interest of Airplan		(213,469)
Bank loans received (Note 11)	8,000,000
Bank loans paid (Note 11)	(5,339,338)	(3,090,124)	(152,047)
Lease payments - Principal portion			(5,751)
Long-term debt paid (Note 12)	(102,907)		(205,308)
Interest paid (Note 11)	(628,222)	(1,139,071)	(1,064,764)
Dividends paid (Note 13)	(1,848,000)	(2,034,000)	(3,000,000)
Net cash flows (used) generated from financing activities	81,533	(6,476,664)	(4,427,870)
(Decrease) increase in cash and cash equivalents	1,151,515	(92,301)	1,683,649
Cash and cash equivalents at the beginning of the year	3,497,635	4,677,454	4,584,507
Exchange (loss) gains on cash and cash equivalents	28,304	(646)	(75,477)
Cash and cash equivalents at the end of the year	Ps. 4,677,454	Ps. 4,584,507	Ps. 6,192,679

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Figures expressed in thousands of Mexican pesos (Ps.) and thousands of US dollars (USD), except for number of shares, earnings per share and exchange rates where noted

Note 1 - Overview:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. (ASUR or the Company) is a Mexican company that was incorporated in April 1998 as a wholly-owned entity of the federal public government to administer, operate, maintain and exploit nine airports in the Southeast of Mexico. The nine airports are located in the following cities: Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlán. ASUR and its subsidiaries are collectively referred to as “the Company”, “ASUR” or “the Group”.

The Company operates two companies that provide administrative services: Servicios Aeroportuarios del Sureste, S. A. and C. V. and RH Asur, S. A. de C. V. In addition, Aeropuerto de Cancún, S. A. de C. V. (Cancún Airport) has a more than 95% stake in the following subsidiaries: Caribbean Logistic, S. A. de C. V., Cargo RF, S. A. de C. V and Cancun Airport Services, S. A. de C. V., companies providing storage services, handling services, warehousing and custody of foreign trade merchandise and the related to the premises inspected at airports concessioned to third parties, as well as Cancun Airport Services, S. A. de C. V., whose main activity is to establish and operate shops, establishments and stores for the sale of all kinds of products.

In June 1998, the Mexican Department of Communications and Transportation (SCT by its Spanish initials) granted to the Companyʼs subsidiaries concessions to administer, operate, exploit and develop the nine Southeast airports over a period of 50 years commencing on November 1, 1998. The term of the concessions may be extended by the parties under certain circumstances, in accordance with Article 15 of the Airports Law that establishes, among other things: 1) it had fulfilled the conditions set out in the respective title; 2) if requested before the five years of the concession's validity begun, and 3) accept the new conditions.

Notwithstanding the Companyʼs rights to administer, operate, exploit, develop and, if applicable, build the nine airports pursuant to the Mexican General Law of National Assets; all the land, furniture and permanent fixed assets located in the airports are the property of the Mexican federal government. Upon expiration of the Companyʼs concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican federal government.

Through its subsidiary Cancún Airport, on May 26, 2017, the Company increased its shareholding from 50% to 60% in Aerostar Airport Holding, LLC (Aerostar), which operates and manages Luis Muñoz Marín International Airport (LMM Airport) in San Juan, Puerto Rico. As a result of said increase, the Company acquired control of Aerostar, as it now has the capacity to direct its relevant business activities. With this acquisition, the company expects to continue offering world-class services to its clients and improving operations and client services for the benefit of passengers at LMM Airport. See Note 1.1.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

On October 19, 2017, the Company, through the Cancún Airport, acquired 92.42% of the shares of Sociedad Operadora de Aeropuertos Centro Norte, S. A. (Airplan), a company incorporated in Medellin, Colombia, on March 6, 2008 for the sole purpose of subscribing and executing the Concession Agreement for managing, operating, commercially exploiting, conditioning, modernizing and maintaining the Enrique Olaya Herrera in Medellín, José María Córdova in Rionegro, El Caraño in Quibdó, Los Garzones in Montería, Antonio Roldán Betancourt in Carepa and Las Brujas in Corozal airports. As of that date, Airplan consolidates its results into the Company’s financial statements. This acquisition is an important strategic addition that allows ASUR to penetrate the South American market by offering airport services at six airports in Colombia. See Note 1.2.

On June 4, 2018, Remer Soluciones a la Inversión, S. A. de C. V. was merged into Consorcio Safij, S. A. de C. V. (with the latter as the surviving entity).

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

On May 25, 2018, the Company, through the Cancún Airport, increased its shareholding in Airplan by acquiring an additional 7.58%, which gave it a 100% interest in that company. See Note 1.2.

At December 31, 2019, the Companyʼs outstanding capital stock was held by the investing public (66.54%) and has been placed at securities markets in New York (NYSE) and Mexico (BMV), Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) (7.65%), CHPAF Holdings, S.A.P.I de C. V. (up to December 3, 2018, Servicios Estrategia Patrimonial, S. A. de C. V. and Agrupación Aeroportuaria Internacional III, S. A. de C. V.) (13.51%), and Inversiones Productivas Kierke, S. A. de C. V. (up to June 4, 2018, Remer Soluciones a la Inversión, S. A. de C. V.) (12.31%). Shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

1.1) Acquisition of Aerostar

Until May 26, 2017, the Company considered Aerostar to be a joint venture (see Notes 1 and 9); as of June 1, 2017, in accordance with International Financial Reporting Standard 3, “Business combination”, the acquisition is considered a business combination.

The following table summarizes the consideration pertaining to Aerostar at combination date or date of the transaction:

	May 30,
	2017
Cash paid	Ps.	726,628
Previous benefit acquired by departure of the previous shareholder		848,923
Consideration on May 26, 2017		1,575,551
Fair value of share capital held in Aerostar prior to the business combination		7,877,756
Non-controlling interest at the business combination date		6,302,205
Total purchase consideration	Ps.	15,755,512

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Due to the business combination, the following changes were effected:

-	The Company estimated a fair value of its previously acquired share capital in Aerostar of 50% at Ps.7,877,756, which showed a book value at the date of the transaction of Ps.2,353,040. As a result of measuring its interest in Aerostar at fair value, the Company has recognized a nonrecurring profit, unrelated to the cash flow, of Ps.5,524,716, which is included as “Gain in business combinations” in the consolidated statement of income. The mechanics to determine fair value were based on the use of two methods: a) discounted cash flows and b) implicit multiples (based on a sample of comparable public companies). The most relevant assumptions considered in the first method were the applied discount rate, the projected passenger traffic, and its growth rate and percentages of revenue growth, costs and expenses in the term of the concession; and for the second method, the multiples of income and profit before interest, taxes, amortizations and depreciations and adjustments applied to the net premium of control.

-	Once the joint venture between the Company and Highstar Capital IV (Highstar) was executed, both parties decided to review the income received and contributions made in order to adjust the price to be paid for the 10% acquired by the Company. As a result of the revision, the adjustment to the price was Ps.848,923 (included in the line “Gain in business combinations” of the income statement). The consideration paid at May 26, 2017, includes an amount paid in cash by the Company of Ps.726,628 plus the benefit previously acquired for the departure of Highstar. Additionally, as a result of the consolidation of Aerostar at the date of the business combination, the effects of foreign currency translation accrued at the transaction date were recycled, which amounted to Ps.655,515. This movement was recorded in the line "Gain in business combinations" within the consolidated statement of income.

Said gain was presented as an adjacent line where the equity method was recognized, as it is considered associated with said transaction and because the Company does not perform this type of operations as part of its ordinary activities.

-	During the evaluation of assets stage, an intangible asset derived from the “commercial rights” acquired was identified, representing the rights to commercially exploit the areas of the airport in addition to the aeronautical operation, such as, commercial store leasing and advertising spots, etc., amounting to Ps.6,053,820. For its identification, the discounted cash flow method was used to determine the fair value of commercial rights, and the most relevant assumptions considered were the applied discount rate, projected passenger traffic, as well as percentages of revenue, costs and expenses growth during the term of the concession.

-	Due to the difference resulting from the comparison of the fair values and the book value, a deferred income tax (IT) was determined at Ps.605,382.

-	The difference between the net assets acquired in the business combination and the total consideration results in a goodwill of Ps.5,606,265 at the business combination date (see Note 8.1). The goodwill associated with this business combination is not deductible for IT purposes.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

-	An amortization of the intangible identified in the business combination has been determined at Ps.98,780 and expensed as part of the depreciation and amortization in the consolidated statement of income.

-	The non-controlling interest derived from this transaction was determined to be Ps.6,302,205. This interest was determined at fair value with references to comparable market values, since Highstar at the same time sold its interest to another company at the time of the transaction.

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

Following are the fair value of the net assets acquired under the business combination at the acquisition date:

	Fair value
Assets
CURRENT:
Cash and cash equivalents	Ps.	543,242
Restricted cash and cash equivalents		16,989
Other current assets		142,410
Current assets		702,641
NON-CURRENT:
Land, furniture and equipment		135,929
Intangible assets, airport concessions - Net		19,308,402
Total non-current assets		19,444,331
Total assets	Ps.	20,146,972
Liabilities
CURRENT:
Current liabilities	Ps.	647,896
NON-CURRENT:
Long-term debt		8,254,620
Deferred income tax		808,894
Other non-current liabilities		286,315
Total non-current liabilities		9,349,829
Total liabilities		9,997,725
Net assets acquired under the business combination		10,149,247
Total purchase consideration		15,755,512
Goodwill at the acquisition date (Note 8.1)	Ps.	(5,606,265)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

The main characteristics of fair value adjustments are described below:

Caption	Item	Methodology
Intangible assets:
Commercial rights	Commercial exploitation rights	Discounted flows and implicit
	at the LMM Airport	multiples using the WACC rate

The fair value adjustments set forth in the previous table were obtained for the purpose of applying the purchase method of the Aerostar acquisition. The noncontrolling interest was recognized as its fair value. The projection used to apply the aforementioned methodologies was based on business plans approved by Aerostar management.

The goodwill recognized by the Company is attributable to the expected growth in the North American airport sector and in line with the Companyʼs expansion opportunity in the consolidation of additional airport groups. No contingent liability or contingent consideration arrangement has arisen from this acquisition. If the acquisition had taken place on January 1, 2017, pro-forma revenues would have increased by Ps.1,549,099 (unaudited) and pro-forma net income by Ps.127,042 (unaudited).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

Aerostar relevant information and its significant non-controlling interest

The Aerostar condensed financial information at December 31, 2018 and 2019, which shows its significant non-controlling interest, is shown below:

	Year ended
	December, 31
	2018		2019
Condensed statement of financial position
Cash and cash equivalents	Ps.	868,095	Ps.	698,466
Restricted cash and cash equivalents		47,332		165,622
Other current assets		175,479		133,992
Total current assets		1,090,906		998,080
Financial liabilities:
Current liabilities		(640,785)		(672,943)
Working capital		450,121		325,137
Land, furniture and equipment		174,450		160,186
Intangible assets, airport concessions - Net		13,587,071		12,956,965
Other long-term assets		544		16,759
Long-term debt		(7,282,269)		(6,799,941)
Accounts payable to the Company		(1,152,805)		(372,798)
Other long-term liabilities		(21,608)		(19,783)
Deferred income tax - Net		(330,999)		(371,984)
Shareholders’ equity	Ps.	5,424,505	Ps.	5,894,541

	Year ended
	December, 31
	2017		2018		2019
Condensed statements of comprehensive income
Revenue	Ps.	1,497,557	Ps.	3,025,267	Ps.	3,306,149
Operating cost and expenses		(1,186,028)		(2,098,323)		(2,270,055)
Other income				134,637		204,074
Comprehensive financial cost - Net		(295,803)		(538,268)		(485,037)
Deferred income tax		(28,679)		(62,252)		(55,781)
Net (loss) income for the year		(12,953)		461,061		699,350
Foreign currency translation		254,110		(5,772)		(229,314)
Total comprehensive income for the year	Ps.	241,157	Ps.	455,289	Ps.	470,036

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Regarding the non-controlling interest in its subsidiary Aerostar, there are no significant restrictions on the possibility of having access to the assets or of using them for the payment of obligations.

1.2) Acquisition of Airplan

1)	On October 19, 2017 (business combination date, or the transaction date), Cancún acquired 92.42% of the shares of Sociedad Operadora de Aeropuertos Centro Norte, S. A. (Airplan), a Company incorporated in Medellín, Colombia, on March 6, 2008, with the business purpose of managing, operating, commercially exploiting, conditioning, modernizing and maintaining the Enrique Olaya Herrera in Medellín, José María Córdova in Rionegro, El Caraño in Quibdó, Los Garzones in Montería, Antonio Roldán Betancourt in Carepa and Las Brujas in Corozal airports. At the transaction date, Airplan consolidated its results into the Companyʼs consolidated financial statements.

A goodwill of Ps.1,474,955 was recognized at the business combination date (see Note 8.1). The goodwill associated with this business combination is not deductible for IT purposes.

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

The following table summarizes the consideration pertaining to Airplan at the business combination date:

	October 19,
	2017
Consideration paid on October 19, 2017	Ps.	3,789,797
Non-controlling interest at the combination date		310,827
Total purchase consideration	Ps.	4,100,624

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

The distribution of the purchase price over the net assets acquired of Airplan at the business combination date are shown below:

	Fair value
Assets
CURRENT:
Cash and cash equivalents	Ps.	37,716
Other current assets		189,372
Current assets		227,088
NON-CURRENT:
Land, furniture and equipment		3,400
Intangible assets, airport concessions - Net		7,232,588
Total non-current assets		7,235,988
Total assets	Ps.	7,463,076
Liabilities
CURRENT:
Current liabilities	Ps.	551,000
NON-CURRENT:
Bank loans		3,424,897
Deferred income tax		861,483
Other non-current liabilities		27
Total non-current liabilities		4,286,407
Total liabilities		4,837,407
Net assets acquired under the business combination		2,625,669
Total consideration		4,100,624
Goodwill at acquisition date (Note 8.1)	Ps.	(1,474,955)

The main characteristics of fair value adjustments are described below:

Caption	Item	Methodology

Intangible assets:
Concession	Commercial exploitation rights in Airplan	Discounted flows and implicit multiples using the WACC rate
Non-current liabilities:
Long-term debt	Fair value of the Bank loans	Present value of estimated future cash flows

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

The goodwill recognized by the Company represents non-separable assets due to the growth potential and development opportunities of Airplan. No contingent liability has arisen from this acquisition that must be registered; there are also no contingent consideration agreements. If the acquisition had taken place on January 1, 2017, pro-forma revenues would have increased by Ps.2,640,493 (unaudited) and pro-forma net income by Ps.231,130 (unaudited).

2)	On May 25, 2018, the Company increased its shareholding in Airplan by acquiring an additional 7.58%, which gave it a 100% interest in that company. Considering and that on October 19, 2017, a record was made of the acquisition of businesses via the acquisition method established in IFRS 3 using fair value of the overall business determined at the date of acquisition, recording of the operation involving the additional acquisition resulted in recognition within stockholders’ equity of the net effect (definitive values) of the operation, which is analyzed as follows:

		May 25,
		2018
Consideration paid for the non-controlling interest	Ps.	213,469
Carrying value of the non-controlling interest		(327,003)
Difference recognized in stockholders’ equity	Ps.	(113,534)

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

December 31, 2017, 2018 and 2019

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

On May 26, 2017, Cancún Airport increased its shareholding from 50% to 60%, in Aerostar Airport Holdings LLC, a limited liability Company, incorporated on February 27, 2013 under the laws of the Commonwealth of Puerto Rico. Aerostar entered into a Lease Agreement (Agreement) for 40 years with the Port Authority of Puerto Rico (Authority), owner of the LMM Airport, for the purpose and essential consideration of safely operating the airport for public; use, maintaining the safety and protection of the LMM Airport Facility at the highest possible levels, and promoting, facilitating, assisting and improving trade, tourism and economic development, for which the recognition as a joint venture was until May 26, 2017, and as of June 1, 2017, Aerostar consolidates line by line in the Companyʼs finances.

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

On May 25, 2018, the Company, through the Cancún Airport, increased its shareholding in Airplan by acquiring an additional 7.58%, which gave it a 100% interest in that company.

The information by segments is shown in the next page.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Year ended on December, 31 2017
											Holding &					Consolidation
	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		Services		Other			adjustments	Total
Aeronautical revenue	Ps.	3,963,324	Ps.	939,042	Ps.	225,693	Ps.	394,531	Ps.	195,554			Ps.	766,075			Ps.	6,484,219
Non-aeronautical revenue		3,401,235		482,590		69,071		97,656		61,909	Ps.	1,492,287		149,240	Ps.	(1,492,605)		4,261,383
Revenue for construction services		1,421,942		72,925		187,294		46,146		6,336				109,573				1,844,216
Operating profit		4,623,499		311,529		782		264,098		119,772		501,617		374,634		(4,719,098)		1,476,833
Non-current assets		17,539,396		19,831,755		7,107,932		1,497,095		935,624		25,176,942		4,430,766		(25,693,269)		50,826,241
Total assets		20,486,290		20,609,156		7,327,398		1,769,962		1,227,172		25,693,958		5,193,436		(25,693,269)		56,614,103
Total liabilities		7,932,392		9,599,943		5,092,968		(180)		82,802		131,983		85,894				22,925,802
Own assets acquired (***)				13,390,511		7,235,988												20,626,499
Exchange rate translation from non-current assets (***)				686,198		161,277												847,475
Commercial right´s (***)				6,053,820														6,053,820
Improvements to assets under concession and acquisition of furniture and equipment in the period		1,009,625		139,078		189,536		50,021		8,965		813		97,174				1,495,212
Amortization and depreciation		(457,447)		(437,852)		(54,998)		(46,470)		(29,892)		(700)		(138,755)				(1,166,114)

(*)	Subsidiary located in Puerto Rico

(**)	Subsidiary located in Colombia

(***)	These items are an integral part of the "total assets" line and are presented for greater understanding derived from the acquisition.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Year ended on December, 31 2018
											Holding &				Consolidation
	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	4,428,546	Ps.	1,700,859	Ps.	1,276,506	Ps.	469,879	Ps.	201,502			Ps.	865,618			Ps.	8,942,910
Non-aeronautical revenue		3,831,325		964,404		396,834		117,277		59,822	Ps.	1,684,204		162,345	Ps.	(1,684,654)		5,531,557
Revenue for construction
services		205,834		360,004		312,375		4,831		15,604				37,126				935,774
Operating profit		5,206,971		882,381		239,893		297,468		113,038		605,860		433,358				7,778,969
Non-current assets		16,927,804		20,515,694		6,592,640		1,454,497		921,162		28,789,664		4,314,529		(29,335,081)		50,180,909
Total assets		19,002,035		21,607,145		6,905,451		1,857,958		1,241,529		29,525,000		5,377,784		(29,335,081)		56,181,821
Total liabilities		4,528,342		10,040,600		4,575,476		(25,257)		79,070		205,077		97,124				19,500,432
Improvements to assets under concession and acquisition of furniture and equipment in the period		364,795		772,009		415,042		7,116		12,671				64,692				1,636,325
Amortization and depreciation		(455,003)		(632,236)		(452,364)		(47,803)		(30,147)		(640)		(142,548)				(1,760,741)
Revenue recognized
At point in time:
Aeronautical revenue		3,846,184		1,245,320		1,200,941		426,070		180,407				788,406				7,687,328
Non-aeronautical revenue		621,850																621,850
Total		4,468,034		1,245,320		1,200,941		426,070		180,407				788,406				8,309,178
Over a period time:
Aeronautical revenue		543,282		455,539		75,565		41,179		21,027				73,069				1,209,661
Non-aeronautical revenue		2,888,043		954,626		395,410		57,554		39,395				143,101				4,478,129
Revenue for construction
services		205,834		360,004		312,375		4,831		15,604				37,126				935,774
Total	Ps.	3,637,160	Ps.	1,770,169	Ps.	783,350	Ps.	103,564	Ps.	76,027			Ps.	253,295			Ps.	6,623,565

(*)	Subsidiary located in Puerto Rico

(**)	Subsidiary located in Colombia

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Year ended on December, 31 2019
											Holding &				Consolidation
	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	4,550,164	Ps.	1,870,428	Ps.	1,391,657	Ps.	579,727	Ps.	251,468			Ps.	953,531			Ps.	9,596,975
Non-aeronautical revenue		4,024,354		1,100,573		507,076		129,527		58,270	Ps.	1,748,731		169,120	Ps.	(1,749,181)		5,988,470
Revenue for construction
services		249,127		335,148		175,998		134,104		57,225				284,591				1,236,193
Operating profit		5,355,787		1,068,148		441,413		384,115		152,041		585,440		494,350				8,481,294
Non-current assets		17,533,430		19,454,107		5,836,603		1,780,146		1,003,909		30,598,817		4,628,280		(31,165,267)		49,670,025
Total assets		21,463,802		20,468,947		6,573,460		1,981,396		1,301,195		31,343,675		5,548,880		(31,165,474)		57,515,881
Total liabilities		5,383,343		8,807,985		4,161,205		(27,836)		78,227		244,152		97,834		(206)		18,744,704
Improvements to assets under concession and acquisition of furniture and equipment in the period		1,076,257		376,649		176,335		407,684		117,405				460,534				2,614,864
Amortization and depreciation		(463,988)		(659,873)		(482,130)		(48,371)		(30,693)		(7,194)		(144,648)				(1,836,897)
Revenue recognized
At point in time:
Aeronautical revenue		3,933,693		1,369,066		1,322,648		530,736		229,217				870,622				8,255,982
Non-aeronautical revenue		662,485		233,106														895,591
Total		4,596,178		1,602,172		1,322,648		530,736		229,217				870,622				9,151,573
Over a period time:
Aeronautical revenue		616,471		(1,033,918)		(1,146,650)		(396,632)		(171,992)				(586,031)				(2,718,752)
Non-aeronautical revenue		3,361,869		835,042		441,413		384,115		152,041		585,440		494,350				6,254,270
Revenue for construction
services		249,127		20,468,947		6,573,460		1,981,396		1,301,195				5,548,880				36,123,005
Total	Ps.	4,227,467	Ps.	1,703,977	Ps.	752,083	Ps.	312,622	Ps.	137,746	Ps.	1,748,731	Ps.	536,620	Ps.	(1,749,181)	Ps.	7,670,065

(*)	Subsidiary located in Puerto Rico

(**)	Subsidiary located in Colombia

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Note 3 - Revenue from Contracts with Customers:

The Company adopted IFRS 15 “Revenue from contracts with customers” starting on January 1, 2018. IFRS 15 specifies how and when to recognize income, in accordance with a 5-step model based on principles applied to all contracts with customers. In step 1, contracts with clients are identified. In step 2, performance obligations for each of the contracts are identified. In step 3, transaction prices are determined. In step 4, transaction prices are assigned to individual performance obligations. In step 5, the respective income is recorded when the company has complied with all performance obligations pertaining to each contract, the condition for which is that control of services has been transferred to the client.

After analysis of the contract under IFRS 15, the Company determines whether income arising from each contract should be recognized at a particular point in time or over time. That determination is based on specific criteria related to the point at which each performance obligation is transferred to the client.

The Company uses the simplified retrospective transition method, which resulted in changes to accounting policies and in a breakdown of performance obligations in the note on segments in the consolidated financial statements. The simplified retrospective transition method does not alter the information presented at the close of the preceding period. Other IFRS 15 implications are described in the following portion of this note.

3.1) Revenue recognition

Airports operated by the Company receive income from external clients for aeronautical services rendered to airlines and from rendering complementary services. The Company also recognizes income from construction services arising from concession agreements with government entities.

IFRS 15 provides practical expedients that allow entities to ignore the effects of a financing component in certain circumstances. In cases where goods or services are provided, the practical expedients focus on the point at which payment is made rather than the duration of the contract. The practical expedients can be used even when the duration of the contract exceeds 12 months, provided the time difference between the performance obligations thereto and receipt of payment is less than 12 months. However, the practical expedients cannot be used to ignore the effects of financing in the first 12 months of a longer-term agreement that includes a significant financing component. The Company has opted to make use of these practical expedients for its agreements that exceed 12 months in length where the deadline for complying with its performance obligations thereto and receipt of payment is less than 12 months.

Following is a description of the principal types of service agreements from which the Company receives income.

3.1.1) Aeronautical services

The Company operates airports in three countries (Mexico, Puerto Rico and Colombia), providing different aeronautical services involving principally the following performance obligations.

a.	Passenger fee rates (Airport Use Rate - TUA), which are calculated based on total outgoing passengers (other than diplomats, infants and passengers in transit) making use of air terminals operated by the Company.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

b.	Landing rates, which contemplate landing services, the use of runways, taxiing strips, and bands.

c.	Platform use fees, based on the time an aircraft remains at a terminal after landing.

d.	Security, calculated on the basis of the total number of incoming and outgoing passengers.

e.	Baggage inspection fee, calculated on the basis of total number of outgoing passengers.

f.	Use of passenger walkways, which consists of rendering passenger walkways service connecting an aircraft to the terminal after landing.

g.	Fee for the use of passenger documentation counters; the fee is applied on the basis of the holding of documentation for one-hour periods. After the first hour has elapsed, the fee is charged proportionately for 30-minute increments.

Revenue is measured based on the consideration specified in the tariff regulating system applicable to airports in each country for each performance obligation identified. In Mexico, these are regulated by the Secretariat of Communications and Transport (SCT), in Puerto Rico by the Federal Aviation Administration (FAA) and in Colombia by Aerocivil.

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

The prompt-payment discount for regulated income principally the Airport Use Fees (TUA by its initials in Spanish) is established in each of the contracts signed with the airlines, and is subtracted from the aforementioned income. In 2017, 2018 and 2019, the discount amounted to Ps.43,802, Ps.45,293 and Ps.47,374, respectively. There is no balance for the contractual liability for that item.

Terms of payment

According to the airport service contract signed with clients, the credit term is 30 days; and the first of each month for complementary services.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

Contracts for commercial income

IFRS 15 must be applied to all contracts with clients. However, there are exceptions, such as contracts for the leasing of commercial space, which fall under IFRS 16 “Leases”.

Leasing income (non-regulated activities) are considered complementary services to the supply of regulated services so there is no separate infrastructure other than the intangible recognized under Note 8, nor is a right of use to be accounted for separately in the adoption of IFRS 16.

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

Leasing income is accrued monthly and is determined by applying a percentage established in the lease contract to income from actual sales of lessees (interest), or as an agreed minimum fee. At December 31, 2017, 2018 and 2019, variable leasing income was Ps.2,446,980, Ps.3,371,634 and Ps.3,435,382, respectively, and Ps.166,747, Ps.750,075 and Ps.830,287, respectively, for fixed leasing rates.

3.1.3) Construction services

As an operator of airport concessions, the Company is required to improve items under concession. Works carried out within the airport are based on development plans authorized by the regulators. Income from construction services are recognized in accordance with the methods prescribed (input method) for measuring progress towards completion approved by the grantor. Improvements made are expected to complement the infrastructure of the airport operated by the Group. IFRS 15 establishes that during the construction period of the infrastructure related to concessions received, they must be shown as “contract assets” in the statement of financial position, regardless of the type of consideration received (financial asset or intangible asset). See Note 8.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Construction services carried out by the Group do not entitle it to a direct cash consideration; rather, it is entitled to charge users for airport services rendered at the terminals during the concession period. Income from construction services is measured at fair value of the services rendered, which increased the value of the intangible asset, plus the cost of capitalizable financing.

	Year ended
	December 31,
	2017		2018		2019
Income associated with intangible compulsory works (i)	Ps.	35,154	Ps.	15,672	Ps.	151,805
Income associated with intangible complementary works (ii)		152,140		296,703		24,193
	Ps.	187,294	Ps.	312,375	Ps.	175,998

(i)	Compulsory works. These are the works that the concessionaire undertakes to execute in compliance with the Airport Adjustment and Modernization Plan.

(ii)	Complementary works. These are the works that are not part of the Adequacy and Modernization Plan but are executed at the proposal of the concessionaire, or at the request of the grantors.

As of December 31, 2017, 2018 and 2019, revenues from construction services in Mexico were Ps.1,580,997, Ps.263,395 and Ps.725,047 and in Puerto Rico they were Ps.75,925, Ps.360,004 and Ps.335,148, respectively.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Non-regulated Services consist of services that are not considered essential for an airportʼs operation, such as the rental of spaces to businesses, restaurants and banks. Access fees and income from other services are recognized as services are rendered.

The following table sets forth Company revenue at December 31, 2017, 2018, and 2019 using the classification established in the Airport Law and the Regulations thereto. The grouping for the 2018 and 2019 periods was considered on the basis of performance obligations established under IFRS 15, whose difference as compared to 2017 grouping consist of showing the Company’s own retail sales wich were Ps.621,850, under unregulated services with income arising from contract with clients.

	Year ended of December 31,
	2017			2018			2019
Regulated services:
Airport services for revenue from contracts with clients (*):
Passengers fees	Ps.	4,908,716		Ps.	6,547,645		Ps.	7,005,018
Landing fees		593,557			1,047,687			1,148,747
Platform		329,835			413,129			405,814
Seurity services		72,312			91,996			102,216
Baggage inspection fees		223,847			268,940			296,143
Passengers walkway		300,847			509,440			575,464
Passengers documentation counters		15,650			18,152			16,821
Other airport services		299,067			325,546			340,007
	Ps.	6,743,831	(***)	Ps.	9,222,535	(***)	Ps.	9,890,230	(***)
Non regulated services:
Non regulated services for revenue from contracts with customers:
Retail stores				Ps.	621,850		Ps.	895,591
Access fees on non permanent ground transportation	Ps.	47,756			57,885			63,159
Car parking and related Access fees		183,977			298,536			319,200
Other services		124,241			151,952			151,596
		355,974			1,130,223			1,429,546
Commercial services		3,645,797			4,121,709			4,265,669
Total non regulated services (**)		4,001,771			5,251,932			5,695,215
Construction services		1,844,216			935,774			1,236,194
Total	Ps.	12,589,818		Ps.	15,410,241		Ps.	16,821,639

(*)	For 2017, 2018 and 2019, this amount includes Mexico regulated income of Ps.5,579,096, Ps.6,245,170 and Ps.6,628,146, Aerostar regulated income of Ps.939,042, Ps.1,700,859 and Ps.1,870,427, Airplan regulated income of Ps.225,693, Ps.1,276,506 and Ps.1,391,657, respectively.

(**)	This line item in the consolidated statement of income (non-aeronautical services) includes complementary and airport services totaling Ps.259,612, Ps.279,625 and Ps.293,256 for the 2017, 2018 and 2019 periods, respectively.

(***)	Regulated services for 2017 are opened for comparative purposes with the years 2018 and 2019, in which they were opened by the application of IFRS 15.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Puerto Rico

According to the agreement entered into by the Puerto Rico Authority and Aerostar, Aerostar income is classified as either regulated services or non-regulated services. See Notes 3.1.1 and 3.1.2.

Colombia

Under resolution 4530 of the Special Administrative Unit of Civil Aeronautics in Colombia, Airplan revenue is classified as either regulated services or non-regulated services. See Notes 3.1.1 and 3.1.2.

Beginning for the 2018 period, the grouping was considered on the basis of performance obligations established under IFRS 15, whose difference as compared to the 2017 grouping consists of showing the Company’s own retail sales, which were Ps.621,850 in 2018 and Ps.895,591 in 2019; access fees on non-permanent ground transportation, which were Ps.57,885 and Ps.63,159 in 2018 and 2019, respectively; and car parking and related access fees, which were Ps.298,536 and Ps.319,200 in 2018 and 2019, respectively, under non-regulated services with revenue arising from contracts with clients.

The following table sets forth revenue from leasing of commercial spaces by type for the years indicated.

	Year ended of December 31,
	2017		2018		2019
Commercial revenues:
Retail stores	Ps.	1,194,772
Access fees on non permanent ground transportation		47,756
Car parking and related Access fees		183,977
Duty free shops		881,705	Ps.	1,861,116	Ps.	1,785,508
Food and beverage		609,304		738,371		820,001
Advertising revenues		139,545		161,214		187,192
Car rental companies		379,162		611,864		673,969
Banking and currency exchange servcies		97,311		119,855		115,927
Teleservices		12,973		14,139		16,038
Ground transportations		5,729		76,106		98,033
Other services		325,296		539,044		569,001
Total commercial revenues	Ps.	3,877,530	Ps.	4,121,709	Ps.	4,265,669

As shown in the following, the estimates for future revenues (per year), comes from non-cancelable operating leases considering the commercial contracts of minimum rent.

For the years ended December 31:

	Year ended
	December 31,
	2017		2018		2019
2018	Ps.	3,986,487
2019		2,584,950	Ps.	3,535,065
2020		2,358,698		3,257,229	Ps.	3,427,985
2021		2,054,600		2,880,142		3,091,690
2022		4,159,744		2,861,442		2,995,000
2023 to 2029		6,940,544		16,382,714		16,874,195
Total	Ps.	22,085,023	Ps.	28,916,592	Ps.	26,388,870

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Note 4 - Costs and expenses by nature:

	January to December 31,
	2017	2018	2019
Short term benefits	Ps. 772,129	Ps. 1,118,926	Ps. 1,199,217
Electric power	234,879	458,827	474,719
Maintenance and conservation	401,479	673,603	699,557
Professional fees	217,930	306,169	308,740
Insurance and bonds	86,838	200,477	225,252
Surveillance services	207,303	310,065	325,612
Cleaning services	142,531	229,003	232,219
Technical assistance (Note 15.4)	346,487	386,249	404,086
Right of use of assets under concession (DUAC) (1)	468,695	898,253	986,850
Amortization and depreciation of intangible assets, furniture and equipment	1,166,114	1,760,741	1,836,897
Goodwill impairment (Note 8.1)	4,719,096
Consumption of commercial items	252,602	300,845	323,899
Construction services (Note 3.1.3)	1,898,550	935,774	1,236,193
Termination benefits (Note 18.17)	1,984	1,595	1,922
Employees’ statutory profit sharing	6,359	8,052	10,250
Financial assets impairment	45,687
Other	144,322	177,330	279,649
Total aeronautical and non-aeronautical services costs, costs of construction services and administrative expenses	Ps. 11,112,985	Ps. 7,765,909	Ps. 8,545,062

(1)       As of December 31, 2017, Ps.406,733 correspond to the consideration for the concessions in Mexico, Ps.56,005 correspond to the consideration of the Airplan concession at 19% of gross revenues from the period October 19 to December 31, 2017, and Ps.5,957 for the consideration of the Aerostar concession at 5% of the airport’s gross receipts from May 31, to December 31, 2017, as of December 31, 2018 and 2019 Ps.458,290 and Ps.484,402 correspond to Mexico, Ps.312,244 and Ps.361,029 correspond to Airplan and Ps.127,719 and Ps.141,419 correspond to Aerostar.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Note 5 - Cash and cash equivalents:

	December 31,
	2018	2019
Cash and cash held at banks	Ps. 3,743,212	Ps. 3,642,037
Short term investments	841,295	2,550,642
Total cash and cash equivalents	Ps. 4,584,507	Ps. 6,192,679

5.1) Restricted cash and cash equivalents

As of December 31, 2018 and 2019, cash and cash equivalents include funds related to insurance recovery which are restricted until obtaining the work certification indicating that the funds were used for the purpose defined of Ps.44,683 and Ps.138,773, respectively, as well as the amounts collected as of December 31, 2018 and 2019 by Aerostar for the concept of “Passenger Facility Charge” (PFC) which are restricted to be used to fund investment projects in airport infrastructure previously authorized by the FAA of Ps.2,649 and Ps.26,849, respectively. See Notes 18.6 and 9.

Note 6 - Accounts receivable - Net:

	December 31,
	2018	2019
Clients	Ps. 991,033	Ps. 1,195,559
Less: impairment provision	(179,639)	(191,766)
Adoption effect IFRS 9	(18,284)
Total accounts receivable	Ps. 793,110	Ps. 1,003,793

The expectation for collection of the short-term account receivable is one month in relation to the reporting date.

Accounts receivable are comprised mainly of TUA paid by passengers (other than diplomats, infants and passengers in transit) who travel using the airport terminals operated by the Company. The balance at December 31, 2018 and 2019 amounted to Ps.600,518 and Ps.615,223, respectively.

At December 31, 2019, the total balance of unimpaired past due accounts receivable was Ps.580,914 (Ps.424,262 at December 31, 2018). These accounts relate to a number of independent clients that do not have a recent history of non-compliance. The movements in the impairment provision are as follows:

Provision for impairment at January 1, 2018	Ps. 173,398
Application to the provision in Mexico during the period	(35,403)
Aerostar’s provision impairment	20,128
Airplan’s provision impairment	3,232
Valuation IFRS 9 provision	18,284
Provision for impairment at December 31, 2018	179,639
Application, net of Mexico's estimate during the period	(369)
Application, net of Aerostar's estimate during the period	(5,585)
Airplan’s provision impairment	18,081
Provision for impairment at December 31, 2019	Ps. 191,766

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

In order to measure expected credit losses, accounts receivable and contract assets have been grouped on the basis of their shared credit risk features and days past due. The Company held no relevant contract assets at January 1 or December 31, 2018 and 2019.

The expected loss rates are based on the profiles for payment of sales in a 12-month period prior to December 31, 2018 and 2019 or January 1, 2018 and 2019, respectively, and on historical credit losses experienced within that period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors affecting client capacity for covering accounts receivable. The Group has determined that the economic situation of a country can have adverse effects on the transportation industry, in addition to the cost of complying with aviation regulations and union pressures on airlines, which are the most relevant factors, and therefore adjusts historical loss rates based on changes expected in those factors.

On that basis, the provision for losses at December 31, 2018 and at December 31, 2019 was determined as follows for accounts receivable and for contract assets:

					Moren than
	Due to expire	1 to 90	91 to 180	181 to 365	365
Expected loss rate:
Mexico	0.02%	0.02%	0.02%	100%	100%
Aerostar	1.00%	2.5% - 5.0%	15.00%	50%	100%
Airplan	0.83%	0.83%	0.83%	100%	100%

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

						Total
	Due to				More than	estimate
	expire	1 to 90	91 to 180	181 to 365	365	12/31/2018
At December 31, 2018
Mexico’s accounts receivables	Ps. 93	Ps. 604	Ps. 1,252	Ps. 495	Ps. 128,804	Ps. 131,248
Mexico’s provision impairment				495	128,804	129,299
Aerostar’s accounts receivables	154,235	49,645	239	5,790	36,738	246,647
Aerostar’s provision impairment	386	124	36	5,790	36,738	43,074
Airplan’s accounts receivables		183,223		5,653		188,876
Airplan’s provision impairment		1,613		5,653		7,266
Total estimate	Ps. 386	Ps. 1,737	Ps. 36	Ps. 11,938	Ps. 165,542	Ps. 179,639

						Total
	Due to				More than	estimate
	expire	1 to 90	91 to 180	181 to 365	365	12/31/2019
At December 31, 2019
Mexico’s accounts receivables		Ps. 1,012	Ps. 1,733	Ps. 126	Ps. 128,930	Ps. 131,801
Mexico’s provision impairment					128,930	128,930
Aerostar’s account receivables	Ps. 159,796	97,697	2,176	712	31,236	291,617
Aerostar’s provision impairment	1,599	3,611	544	499	31,236	37,489
Airplan’s accounts receivables		114,858	52,410	15,357	8,602	191,227
Airplan’s provision impairment		953	435	15,357	8,602	25,347
Total estimate	Ps. 1,599	Ps. 4,564	Ps. 979	Ps. 15,856	Ps. 168,768	Ps. 191,766

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Note 7 - Land, furniture and equipment - Net:

At December 31, 2018 and 2019, the land furniture and equipment are made up as follows:

		Foreign
		currency		Disposals
	1/1/2018	translation	Additions	transfers	12/31/2018
Land	Ps. 302,347	Ps. (24)			Ps. 302,323
Furniture & equipment	72,708	(335)	Ps. 11,093		83,466
Machinery & equipment	65,383	(150)	15,278		80,511
Computer equipment	15,567	(337)	30,860	Ps. (278)	45,812
Transport equipment	20,913	(64)	1,215		22,064
Improvements to leased premises	44,916	52	15,672		60,640
Accumulated depreciation	(59,529)	(929)	(44,298)	278	(104,478)
	462,305	(1,787)	29,820	-	490,338
Equipment in transit	10,933	(230)	57,439		68,142
	Ps. 473,238	Ps. (2,017)	Ps. 87,259		Ps. 558,480

		Foreign
		currency		Disposals
	1/1/2019	translation	Additions	transfers	12/31/2019
Land	Ps. 302,323				Ps. 302,323
Furniture & equipment	83,466	Ps. (270)	Ps. 27,424		110,620
Machinery & equipment	80,511	(3,869)	46,571	Ps. (16,370)	106,843
Computer equipment	45,812	980	6,181		52,973
Transport equipment	22,064	(1,295)	9,549		30,318
Improvements to leased premises	60,640	5,040	4,615	(11,137)	59,158
Accumulated depreciation	(104,478)	1,643	(66,284)	27,507	(141,612)
	490,338	2,229	28,056	-	520,623
Equipment in transit	68,142	(377)		(67,765)	-
	Ps. 558,480	Ps. 1,852	Ps. 28,056	Ps. (67,765)	Ps. 520,623

The consolidated depreciation expense for 2017 was Ps.22,903, Ps.44,298 in 2018 and Ps.66,284 in 2019, including the depreciation of Aerostar Ps.20,697 for the period from May 31 to December 31, 2017 and Ps.40,410 and Ps.54,524 for the years ended December 31, 2018 and 2019 and the depreciation of Airplan Ps.175 for the period from October 19 to December 31, 2017 and Ps.1,066 and Ps.1,506 for the years ended December 31, 2018 and 2019, respectively, and which has been charged in aeronautical and non-aeronautical services costs, and administrative expenses. The depreciation expense for 2019 for the right-of-use assets for consolidated leasing was Ps.6,653 in Mexico, there was no recognition of right-of-use assets for leasing in Aerostar and Airplan.

7.1)       Right-of-use assets of leasing assets

As from January 1, 2019, some leases are recognized as right-of-use assets and lease liabilities on the date the leased assets are available for use by the Company by adopting a simplified approach, whereby no significant comparative information is restated. Therefore, reclassifications and adjustments derived from new lease standards are recognized in the Statement of Financial Position at January 1, 2019. The new accounting policies are disclosed in Note 18.8.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Following the adoption of IFRS 16, the Company recognized lease liabilities for the leases previously classified as “operating leases” under IAS 17 “Leases”. Lease liabilities were measured at the present value of remaining lease payments, discounted at the interest rate of the lessee at January 1, 2019. The weighted average interest rates of the lessee applied to lease liabilities at January 1, 2019 were 9.04%.

Practical expedients used:

For IFRS 16 first-time adoption, the Company has used the following practical expedients allowed by this standard:

•	the use of a discount rate in a lease portfolio with reasonably similar characteristics;

•	the exclusion of initial direct costs in the measurement of right-of-use assets at initial implementation; and

The Company has also opted not to apply any restatement if a contract is, or contains, a lease at initial implementation. For contracts executed before the transition date, the Company relied on the assessment made under IAS 17 and IFRIC 4 “Determining whether an arrangement contains a lease”.

Due to the adoption of the new standard, the main impacts as of December 31, 2019 amount to approximately Ps.20,422 which is not significant.

Right-of-use assets associated with property leases were measured retrospectively, as if the new standards had always been applied.

The Company has executed a contract for the lease of corporate offices and commercial vehicles which were recognized as right-of-use assets and are incorporated into Land, furniture and equipment, Net. The general terms of the lease contracts are shown below:

Corporate offices in Mexico:

Separate contracts govern our corporate offices in Mexico. These contracts include the following terms and conditions: i) 5-year term; ii) monthly lease payments of USD23,194 (Ps.437 thousand approximately); iii) a security deposit equivalent to 2-months’ rent; iv) the monthly base rent will be increased annually after the first year of the contract, in line with the increase in the U.S. Consumer Price Index; and v) in the event of nonpayment of principal, default interest will accrue at the most recent interest rate in U.S. dollars published by the Wall Street Journal, the prime rate plus ten basis points.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Lease of commercial vehicles in Mexico:

A framework contract, governs our lease of commercial vehicles in Mexico, with separate contracts by vehicle, which includes the following terms and conditions: i) minimum term of 48 months; ii) monthly fixed payments and an extraordinary one-off rent payable in the first month; iii) cash value to be settled at the end of the minimum term; iv) the lessee shall have a preferential right to acquire the underlying assets at the end of the contractual term; and) in the event of nonpayment of lease payments, default interest shall accrue at a monthly rate of 3%.

The lease and services contracts for which lease assets were identified in accordance with IFRS 16 Leases at the Aerostar and Airplan subsidiaries are not significant.

The lease agreements and service contracts for which lease assets were identified in accordance with IFRS 16 were not significant for the Company. See Note 18.1.

Note 8 - Intangible assets, airport concessions and goodwill - Net:

The movements of intangible assets of airport concessions in the periods presented in the consolidated financial statements are as follows:

				Foreign
				currency			Disposals
	1/1/2018			translation	Additions (*)		transfers		12/31/2018
Concessions (Regulated Activity)	Ps.	49,423,536	Ps.	(468,600)	Ps.	105,512	Ps.	900,805	Ps.	49,961,253
Contracts assets		636,527				935,774		(900,805)		671,496
Licences and ODC		224,442				25,229				249,671
Commercial Right’s (Unregulated Activity)		6,194,771		336,860						6,531,631
Goodwill		2,577,458		(10,093)						2,567,365
Accumulated amortization		(8,703,731)		25,080		(1,716,443)				(10,395,094)
	Ps.	50,353,003	Ps.	(116,753)	Ps.	(649,928)			Ps.	49,586,322

			Foreign
			currency				Disposals
	1/1/2019		translation		Additions (**)		transfers		12/31/2019
Concessions (Regulated Activity)	Ps.	49,961,253	Ps.	(961,446)	Ps.	591,315	Ps.	995,514	Ps.	50,586,636
Contracts assets		671,496				1,236,196		(929,632)		978,060
Contractor advance						762,578		(65,882)		696,696
Licences and ODC		249,671				30,126				279,797
Commercial Right’s (Unregulated Activity)		6,531,631		(381,902)						6,149,729
Goodwill		2,567,365								2,567,365
Accumulated amortization		(10,395,094)		33,462		(1,770,613)				(12,132,245)
	Ps.	49,586,322	Ps.	(1,309,886)	Ps.	849,602			Ps.	49,126,038

(*)	The most significant additions made in 2018 are a) improvements to the facilities at terminal buildings 3 and 4 at the Cancún Airport; b) construction of the federal inspection station and outfitting for operations at the LMM Airport and c) expansion to the national and international passenger terminal area, expansion of the international apron, advances in the construction of the cargo terminal at the Rionegro airport and extension of the passenger terminal and construction of the service center at Quibdó.

(**)	The most significant additions made in 2019 are a) beginning of the first stage of extension of the Mérida Airport terminal; expansion of runways and taxiways in Huatulco Airport; land for the expansion works of terminal four of the Cancún Airport, and b) last stage of the construction of the building of the cargo terminal of the Rionegro Airport and completion of the construction of the modules connecting the terminal building with the parking lot at Rionegro Airport.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

The expense for amortization of concessions in the amount of Ps.1,130,481, Ps.1,694,252 and Ps.1,750,239 in 2017, 2018 and 2019 has been charged to the cost of aeronautical and non-aeronautical services, this amount includes the amortization of commercial rights of Ps.98,780 Ps.179,199 and Ps.172,020 for 2017,2018 and 2019 respectevly, recognized by the valuation of its investment in accordance with IFRS 3 “Business combinations”, and the amortization of the intangible assets of Airplan for Ps.100,479 and Ps.96,455 for 2018 and 2019.

The amortization expense of the Mexican concession by Ps.571,788 in 2017, Ps.656,428 in 2018 and Ps.664,267 in 2019 has been charged to the cost of the aeronautical and non-aeronautical services.

The amortization expense of the Aerostar concessions by Ps.405,090 for the 7 months period in 2017, Ps.406,261 in 2018 and Ps.433,328 in 2019 has been charged to the cost of aeronautical and non-aeronautical services.

The amortization expense of the Airplan concessions by Ps.54,823 for the 2 months period in 2017, Ps.351,885 in 2018 and Ps.384,169 in 2019 has been charged to the cost of aeronautical and non-aeronautical services.

The expense for amortizing licenses and ODC by Ps.12,730 in 2017, Ps.22,191 in 2018 and Ps.20,374 in 2019 has been charged to administrative expenses.

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

Goodwill is assigned to the operating segments that are expected to benefit from the synergies of the business combination, regardless of whether other assets or liabilities of the acquired entities are assigned. The following is a summary of the allocation of goodwill for each operating segment:

	December 31,
	2018 and 2019
Aerostar	Ps.	1,057,651
Airplan		1,509,714
	Ps.	2,567,365

Significant estimate - Impairment:

As a result of the passage of Hurricane Maria on the island of Puerto Rico on September 20, 2017, which affected the infrastructure of the LMM Airport as well as causing severe damage to the rest of the island that impacted the expected future flows of Aerostar, the Company recognized an impairment of Ps.4,719,096 in cost of aeronautical and non-aeronautical services within operating costs and expenses.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

As a result of the above, the Administration also carried out impairment tests on the intangible asset of the concession, without determining a deterioration to be recognized. Remaining a net effect, as shown below:

Goodwill (Note 1.1)	Ps.	5,606,265
Impairment (Note 4)		(4,719,096)
	Ps.	887,169

Methodology:

Aerostar and Airplan.- The Company's management performed the calculation based on the fair value less costs to sell and the value in use, in accordance with the methodologies established in IAS 36. The carrying amount of the cash generating unit was compared to its recoverable amount. The recoverable amount is determined as the higher of the fair value of the cash generating unit and its value in use. In this case, the Company’s management chose the value in use of the cash generating unit which was determined using discounted cash flows. For the determination of value in use, projections of cash flows approved by the Administration are used, covering a period of 33 years in the case of Aerostar and 12 years in the case of Airplan, which are the remaining years of the airport concessions.

For each CGU with a significant amount of goodwill, the key assumptions are the following:

	2018		2019
	Airplan	Aerostar	Airplan	Aerostar
Discount rate for the value in use method	10.46%	10.93%	9.66%	9.60%
Annual average of revenue, operating costs and expense growth rate	3.10%	4.14%	5.25%	4.45%
Output passenger growth rate	4.50%	2.50%	6.70%	2.50%
Level of the fair value hierarchy of value recoverable from the CGU	3	3	3	3

Management has determined the values assigned to each of the above key assumptions as follows:

Assumptions	Approach used to determine the values

Discount rate	It reflects the specific risks related to the market rates of the industry and the countries in which they operate.

Annual average of revenue, operating costs and expense growth rate	Weighted average growth rate during the period of the concessions, historical trends of national and international passengers are based.

Passenger departures growth	Weighted average rate of growth in departing passengers rates during the period of the concessions which is linked to the operational and financial growths.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

CGU Aerostar:

2018:

If the discount rate applied to the cash flow projections of this CGU would have been + 1% or -1%, management's estimate would have to recognize additional effects. In the case of a rate increase (11.93% instead of 10.93%), the Company would have to recognize an additional impairment of Ps.617,025, and in the case of the decrease in the rate (9.93% instead of 10.93%) the excess of cash flows against the carrying value would be increased by Ps.2,350,705.

2019:

If the discount rate applied to the cash flow projections of this CGU had been + 1% or -1% (instead of 9.60%), management's estimate would have had the following effects: an excess of cash flows against the carrying amount of Ps.3,937,096 and Ps.9,876,930.

CGU Airplan:

2018:

If the discount rate applied to the cash flow projections of this CGU would have been + 1% or -1%, management's estimate would have to recognize the following additional effects. In the case of a rate increase (11.46% instead of 10.46%), the Company would have to recognize and additional impairment of Ps.118.552, and in the case of the decrease in the rate (9.46% instead of 10.46%) the excess of cash flows against the carrying value would be increased by Ps.371,769.

2019:

If the discount rate applied to the cash flow projections of this CGU had been + 1% or -1% (instead of 9.66%), management's estimate would have had the following effects, an excess of the flows of cash against the carrying amount of Ps.615,993 and Ps.1,102,280, respectively.

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

December 31, 2017, 2018 and 2019

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

Under the Agreement, Aerostar has no rights to control in full the use of the Airport facilities, for example, airport facilities that are under the supervision of the Authority or internal or external security in certain areas and it is required to provide certain maintenance services within the airport.

As part of the Agreement, the authorities granted Aerostar the right to sublease the LMM Airport non-aeronautical areas and to collect and retain the fees, charges and payments and income arising from all subleased facilities.

According to the provisions of the Agreement, the Company has the right to collect the annual contributions of all airlines, which will be equal to the sum of the: a) platform use fees; b) landing fees; c) other leases, and d) international and domestic airport use fees.

The Agreement requires Aerostar to make a cash payment of USD2.5 million per year for the first five years after the first five years, the authority establishes a payment of "Annual Authority Income Share", consisting of 5 % of the gross revenues of the airport obtained by Aerostar from the sixth year to the thirtieth year. From year 31 to 40, this amount will increase to 10% of the airport's gross revenues.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Airplan:

The object of the concession contract 8000011-0K is the granting by the Special Administrative Unit of Civil Aeronautics of Colombia in favor of Airplan of a concession for the administration, operation, commercial exploitation, adaptation, modernization and maintenance of the airports Antonio Roldán Betancourt, El Caraño, José María Córdova, Las Brujas and Los Garzones, and the granting by Enrique Olaya Herrera Airport - AIH in favor of the concessionaire of the concession for the administration, commercial operation, adaptation, modernization and maintenance of Enrique Olaya Herrera Airport.

The term of execution of the contract extends from the date of signing of the act of commencement of execution and until the date on which one of any of the following events occurs:

•	The regulated revenues generated are equal to the expected regulated revenues, provided that the concession agreement has been in force for at least 24 years.

•	The concession agreement has been in force for at least 40 years, regardless of whether the regulated revenues generated are equal to the expected revenues.

•	If the regulated revenues generated by the Colombian airports are equal to the expected revenues before the end of the 24-year period, the concession agreement will remain in effect until the end of such period.

It must be taken into account, for purposes of the regulated revenue expected as defined in the concession contract, that the expected regulated revenue will increase once each of the complementary works (mandatory or voluntary) is delivered to the grantor.

The grantors agree to assign the regulated and unregulated revenues corresponding to each of the airports to Airplan. The concessionaire will obtain all of its remuneration for the concession from the assignment of the regulated revenues and the unregulated revenues that the grantors make in their favor.

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

The determination of the economic useful life of the intangible asset is subject to the percentage of execution of the revenues with respect to the total expected income in the Company’s financial model.

Fiduciaria Bancolombia Contract:

In accordance with the requirements of the concession agreement, on June 25, 2008, Airplan constituted a trust and entered into a trust agreement with Fiduciaria Bancolombia making that institution the trustee. The trust was constituted to administer the concession’s resources and to oversee the payment of the concession’s obligations by the concessionaire. Airplan transfers all of the gross income it receives and all of the debt and capital resources it obtains from the administration of the concession to the trust.

The trustee maintains, in accordance with current accounting standards, a record of each and every one of the payments and transfers that are made to third parties or to the concessionaire itself, making the appropriate charges to the trust’s accounts. The foregoing is without prejudice to the assignment of regulated revenues and non-regulated revenues to the concessionaire and not the trust. The debt and capital resources obtained by the concessionaire are recorded in the concessionaire’s own accounts and only kept for record purposes in the trust because the trust is constituted for purposes of administering such resources.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

The constitution of the trust was made through the execution of an irrevocable mercantile trust and administration contract whose term is the maximum term authorized by the Colombian Commercial Code.

8.3) Subsequent measurement of the intangible asset

The Company will subsequently measure the intangible asset over its economic useful life at cost, less accumulated amortization and impairment loss.

Note 9 - Investment in joint ventures accounted for under the equity method:

In 2013, the Company participated in a bidding process through its subsidiary, Aeropuerto de Cancún, S. A. de C. V. (Cancún Airport) for a long-term lease agreement to operate and administer the LMM Airport located in San Juan, Puerto Rico.

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

Nature of the investment

Aerostar is a limited liability company incorporated under the laws of Puerto Rico. It is mainly engaged in operating the facilities of the LMM Airport. Cancún Airport holds 60% in the ownership interest of Aerostar (50% until May 30, 2017) and the Public Sector Pension Investment Board “PSP Investments” owns the other 40% (until May 26, 2017, Highstar Capital IV held a 50% stake in Aerostar). See Note 1.

Passenger Facility Charges (PFC)

The United States Congress of North America approved the “Aviation Safety and Capacity Expansion Act.” In which it authorizes United States airports to impose a Passenger Facility Charge (PFC). PFC can be used for airport projects that meet at least one of the following criteria: preserve or improve the security, protection or capacity of the national air transport system; reduce noise or mitigate noise resulting from an airport; or provide opportunities for increased competition between airlines. PFC revenues and accrued interest are restricted for use in capital projects approved by the FAA and are classified as restricted cash. See Note 5.1. For the period from June 1 to December 31, 2017, the years ended December 31, 2018 and 2019, revenues collected by PFC were Ps.191,356, Ps.329,532 and Ps.393,288, respectively. PFC are presented under “Aeronautical services” in the consolidated statement of comprehensive income.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

As of June 1, 2017, Aerostar consolidates its shareholding as a subsidiary in the Company, increasing its shareholding from 50% to 60%, for which the recognition as a joint venture is until May 26, 2017.

CONDENSED STATEMENT OF FINANCIAL POSITION

May 26,
2017

Cash and cash equivalents	Ps. 543,242
Restricted cash and cash equivalents	16,989
Other current assets	142,410
Current assets	702,641
Financial liabilities
Other current liabilities	(647,896)
Current liabilities	(647,896)
Working capital	54,745
Land, furniture and equipment	135,373
Intangible assets, airport concessions - Net	13,254,582
Other non-current assets	556
Non-current assets	13,445,256
Long term debt	(6,824,310)
Loan payable to the Company	(1,430,310)
Other non-current liabilities	(286,325)
Deferred taxes - Net	(203,502)
Non-current liabilities	(8,744,447)
Stockholders’ equity	Ps. 4,700,809

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Period from
January 1,
to May 26,
2017

Total revenue	Ps. 1,170,888
Operating costs and expenses	(694,435)
Comprehensive financing loss - Net	(229,789)
Deferred income taxes	(21,974)
Net income for the period	224,690
Effect for foreign currency conversion	(475,233)
Comprehensive income (loss)	Ps. (250,543)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Reconciliation of condensed financial information

May 26,
2017

Initial capital contribution to Aerostar	Ps. 3,016,003
Accumulated (deficit) earnings	176,335
Net income for the period	224,690
Other accumulated comprehensive income	1,786,266
Other comprehensive income (loss)	(502,485)
Net assets at period closing	4,700,809
Equity percentage in joint business	50%
Carrying value	Ps. 2,350,405

From January 1,
to May 26,
2017

Net income for the period	Ps. 224,690
Equity percentage in joint venture	50%
Equity method income	Ps. 112,345

Note 10 - Accounts payable and accrued expenses:

At December 31, 2018 and 2019, the balances are as follows:

	December 31,
	2018	2019

Suppliers	Ps. 313,574	Ps. 245,100
Taxes payable	230,196	175,573
Use rights of assets under concession	247,729	269,916
Accounts payable to related parties (Note 15.1)	97,332	97,312
Lease payable (Note 7.1)		20,422
Salaries payable	127,289	149,452
Sundry creditors for services provided	810,973	803,746
Accounts payable to contractors	44,331	37,809
Total	Ps. 1,871,424	Ps. 1,799,330

Due to the fact that these accounts mature at a term of under one year, their fair value is considered to approximate their book value.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Note 11 - Bank loans:

At December 31, 2018, the Company has used the total amount of these credits as shown below:

					Commissions
	Credit line		Credit line	Principal	and	Term		Fair
Bank	foreign currency		used in pesos	amortization	interests - Net	Short	Long	value (*)

Santander, S. A.			Ps. 2,000,000		Ps. (10,733)		Ps. 1,989,267	Ps. 2,132,256
BBVA Bancomer, S. A.			2,000,000		(1,598)	Ps. 2,731	1,995,671	2,135,210
BBVA Bancomer, S. A.	USD	72,500	1,425,560	Ps. 1,425,560
Bank of America Merrill
Lynch	USD	72,500	1,425,560	1,425,560
Total México	USD	145,000	Ps. 6,851,120	Ps. 2,851,120	Ps. (12,331)	Ps. 2,731	Ps. 3,984,938	Ps. 4,267,466
Bancolombia, S. A.	COP	146,250,000	Ps. 1,099,078		Ps. 2,656	Ps. 58,958	Ps. 1,042,776	Ps. 1,065,445
Corpbanca Colombia, S. A.		99,450,000	747,684		2,947	40,030	710,601	724,502
Banco Davivienda, S. A.		87,750,000	659,584		2,064	35,317	626,331	639,267
Banco de Bogotá, S. A.		36,074,210	270,972		144	14,528	256,588	262,810
Banco de Occidente, S. A.		36,074,228	270,970		135	14,527	256,578	262,810
Banco Popular, S. A.		7,799,030	58,389		(580)	3,275	54,534	56,824
Banco AV Villas, S. A.		7,800,000	58,642		233	3,141	55,734	56,824
Servicios Financieros, S. A.		7,800,000	58,393		(867)	3,008	54,518	56,824
Total Airplan	COP	428,997,468	Ps. 3,223,712		Ps. 6,732	Ps. 172,784	Ps. 3,057,660	Ps. 3,125,306
			Ps. 10,074,832	Ps. 2,851,120	Ps. (5,599)	Ps. 175,515	Ps. 7,042,598	Ps. 7,392,772

At December 31, 2019, the Company has used the total amount of these credit lines as shown below:

					Commissions
		Credit line	Credit line	Principal	and	Term		Fair
Bank		foreign currency	used in pesos	amortization	interests - Net	Short	Long	value (*)

Santander, S. A.			Ps. 2,000,000	$-	Ps. (7,933)	$-	$1,992,067	Ps. 2,044,664
BBVA Bancomer, S. A.			2,000,000		401	23,998	1,976,403	2,045,386
Total México			Ps. 4,000,000		Ps. (7,532)	Ps. 23,998	Ps. 3,968,470	Ps. 4,090,050
Bancolombia, S. A.	COP	137,250,000	Ps. 1,041,415	Ps. (51,834)	Ps. 6,474	Ps. 73,067	Ps. 922,987	Ps. 894,131
Corpbanca Colombia, S. A.		93,330,000	708,472	(35,247)	5,503	49,657	629,071	608,009
Banco Davivienda, S. A.		82,349,995	624,983	(31,101)	4,332	43,799	554,416	536,479
Banco de Bogotá, S. A.		33,854,211	256,744	(12,786)	1,106	18,014	227,049	220,552
Banco de Occidente, S. A.		33,854,228	256,742	(12,786)	1,098	18,014	227,040	220,552
Banco Popular, S. A.		7,319,029	55,309	(2,765)	(348)	4,023	48,174	47,687
Banco AV Villas, S. A.		7,320,000	55,566	(2,764)	432	3,895	49,339	47,687
Servicios Financieros, S. A.		7,320,000	55,315	(2,764)	(612)	3,768	48,171	47,687
Total Airplan	COP	402,597,463	Ps. 3,054,546	Ps. (152,047)	Ps. 17,985	Ps. 214,237	Ps. 2,706,247	Ps. 2,622,784
			Ps. 7,054,546	Ps. (152,047)	Ps. 10,453	Ps. 238,235	Ps. 6,674,717	Ps. 6,712,834

(*)	The following variables were used to determine the fair values of the loans at December 31, 2018 and 2019.

As a result of the business combination in Airplan on October 19, 2017, a fair value of the syndicated loan, valued at its amortized cost, was determined, increasing its value by Ps.605,382. The debt contracted in the original currency (the Colombian peso) plus this adjustment to fair value will result in COP.535,125,402.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Mexico:

2018:

-	FRA TIIE Curve 28 at December 31, 2018.
-	Implicit Curve in Ps. as of December 31, 2018.
-	Probability of default of ASUR at December 31, 2018.

2019:

-	TIIE28 Discount Rate as of December 31, 2019.
-	Probability of default of ASUR at December 31, 2019.
-	Default Swaps (CDS) of Mexico as of December 31, 2019.

Airplan:

2018:

-	Spot Rate (DTF) at the start date of each of the provisions.
-	Colombian reference rate as of December 31, 2018.
-	Probability of default of ASUR at December 31, 2018.

2019:

-	Spot Rate (DTF) at the start date of each of the provisions.
-	Colombian reference rate as of December 31, 2019.
-	Probability of default of ASUR at December 31, 2019.
-	Credit Default Swaps (CDS) of Colombia as of December 31, 2019.

Level 2 of fair value hierarchy at December 31, 2018 and 2019.

Methodology:

The following methodology was used to determine fair value in the terms of IFRS 13: The valuation technique used, which is recognized in the financial environment, was estimated future cash flows discounted at their present value using market information available at the valuation date.

Mexico:

On July 17, 2015, the Company agreed on several lines of credit with BBVA Bancomer and Bank of America Merrill Lynch in the amount of USD215 million. The loan was to be amortized in nine payments, from July 2018 to July 2022. The loan was denominated in US dollars and was subject to LIBOR plus 1.85%. On November 16, 2017, the Company paid USD70 million toward the principal and canceled the remaining portion of the loan, in order to renegotiate new loans with both banks of USD72.5 million each. The loans were for a six-year period and would have matured on November 16, 2023. The loans were denominated in US dollars and were subject to LIBOR plus a spread of 1.525% for one and LIBOR plus a spread of 1.45% for the other.

The credit lines were permitted to be used for general corporate purposes and to finance capital expenditures related to the MDP. On May 16, 2018, the Company made a capital payment of USD72.5 million (Ps.1,415,301) and on November 16, 2018, paid off the remainder of the USD72.5 million loan (Ps.1,478,848).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

On July 31, 2017, Cancún Airport entered into a loan with BBVA Bancomer in the amount of Ps.4,000 million. The term of the loan was one year, which would be amortized in a single payment on July 31, 2018. The loan was denominated in pesos and subject to the monthly rate TIIE plus 0.60% for the period from July 31 to October 31, 2017, TIIE plus 0.85% from October 31, 2017, to January 31, 2018, TIIE plus 1.10% from January 31 to April 30, 2018, and TIIE plus 1.60% from April 30 to July 31, 2018. The credit was used for general corporate purposes.

On October 2017, the Company restructured the debt with BBVA Bancomer, liquidating Ps.4,000 million and incurring from the same institution a loan of Ps.2,000 million pesos, with a term of seven years, which will be amortized in nine semiannual payments from October 2020 to October 2024 at the TIIE rate of 28 days plus 1.25 points. On that same date, the Company incurred a loan with Banco Santander of Ps.2,000 million pesos. The loan has a term of five years, maturing on October 27, 2022 at the TIIE rate of 28 days plus 1.25 points.

Under the terms of the loan in pesos granted by BBVA Bancomer, the Company is obliged to maintain a consolidated leverage level not to exceed 3.5x, calculated as the total financial debt between the EBITDA (operating profit calculated before taxes, interest expenses , plus depreciation plus amortization at consolidated level) for the twelve months prior to the end of each quarter and a minimum interest coverage of 3.0x, calculated as EBITDA between the financial expenses associated with the total financial debt for the 12 months before the end of each quarter.

Under the terms of the loan in pesos granted by Santander, the Company is obliged to maintain a leverage level on the last day of each fiscal quarter of no more than 3.5x and a minimum interest coverage ratio of 3.0x, both ratios are calculated for the 12 months before each quarter.

The Company must refrain from creating, incurring, assuming or generating the existence of any lien on its assets and rights, as well as refraining from assuming obligations of third-party accounts, becoming jointly bound or granting a type of personal real guarantee or fiduciary guarantee to guarantee its own or third party obligations that are relevant or may have a significant adverse effect on the payment of the credit.

Airplan:

On June 1, 2015, the Company incurred a new long-term syndicated loan of COP.440,000,000 Colombian pesos (Ps.2,897,404) payable in 2027 with a three-year grace period for the payment of principal.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

The participants of this syndicated loan are:

	Amount
Entity	(COP)
Bancolombia, S. A.	COP.	150,000,000
Corpbanca Colombia, S. A.		102,000,000
Banco Davivienda, S. A.		90,000,000
Banco de Bogotá, S. A.		37,000,000
Banco de Occidente, S. A.		37,000,000
Banco Popular, S. A.		8,000,000
Banco AV Villas, S. A.		8,000,000
Servicios Financieros, S. A.		8,000,000
	COP.	440,000,000

Financial obligations

The Company is obligated throughout the term of the credit to comply with the following financial commitments:

Maintain long-term financial indebtedness limited to this syndicated loan operation: this consists of the sum of the balances payable by the debtor during the term of the syndicated loan, as a result of long- and short-term financial indebtedness, the amount of which may not exceed the sum of COP.440,000,000 Colombian pesos.

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

The Company is in compliance with the financial obligations and clauses of all loans at December 31, 2018 and 2019.

Aerostar

Aerostar has a revolving credit facility of $10,000,000 with Banco Popular de Puerto Rico. As of December 31, 2017, 2018 and 2019 Aerostar had not utilized the revolving credit facility and there was no interest paid.

On April 1, 2020, Aerostar drew down its revolving credit facility for use in connection with the COVID-19 pandemic. See Note 22.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Note 12 - Long-term debt:

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

On June 24, 2015, Aerostar signed an agreement for private placement of bonds in the amount of Ps.737 million pesos (USD50 million), maturing on March 22, 2035, based on the following conditions:

Performance	6.75%

At December 31, 2018 the integration of the debt is shown as follows:

	Credit line
	used in	Interest		Credit line		Interest		Term				Fair
	thousand USD	in USD		in pesos		in pesos		Short		Long		value
Loan	$400,000	$9,831	Ps.	7,333,536	Ps.	(51,268)	Ps.	324,590	Ps.	6,957,678	Ps.	7,509,065

At December 31, 2019 the integration of the debt is shown as follows:

	Credit line
	used in	Interest		Credit line		Interest		Term				Fair
	thousand USD	in USD		in pesos		in pesos		Short		Long		value
Loan	$400,000	$10,152	Ps.	6,843,134	Ps.	(43,193)	Ps.	311,372	Ps.	6,488,569	Ps.	7,082,022

Inputs:

2018:

Corporate risk through Yield to Maturity of comparable bonds of the “Transportations and Logistics” sector.

Level 2 of fair value hierarchy

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

2019:

Corporate risk through Yield to Maturity of comparable bonds of the “Transportations and Logistics” sector at December 31, 2019.

Level 2 of fair value hierarchy

Methodology:

The following methodology was used to determine fair value in the terms of IFRS 13 the valuation technique used is one recognized in the financial environment (estimated future cash flows discounted at their present value) using market information available at the valuation date.

Note 13 - Stockholders’ equity:

At December 31, 2018 and 2019, the minimum fixed capital with no withdrawal rights is of Ps.1,000 and the variable portion is of Ps.7,766,276, (nominal figure) comprised of 300,000,000 common, nominative Class I shares no par value, wholly subscribed and paid in. The variable portion of capital stock is comprised of Class II common, nominative shares. At December 31, 2018 and 2019 no Class II shares have been issued. Both classes of shares will have the characteristics determined at the Shareholders’ meeting where issuance is approved and they are integrated as shown as follows:

			Capital stock as of
	Total shares		December 31,
Description	2018	2019	2018		2019
“B” Series	277,050,000	277,050,000	Ps.	7,173,079	Ps.	7,173,079
“BB” Series	22,950,000	22,950,000		594,197		594,197
Total	300,000,000	300,000,000	Ps.	7,767,276	Ps.	7,767,276

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

Reserve for acquisition of shares

The reserve for acquisition of shares represents the reservation authorized by the stockholders for the Company to purchase its own shares subject to certain criteria set forth in the bylaws and the Securities Market Law. At December 31, 2019 and 2018, the reserve for repurchase of shares totals Ps.9,862,262 and Ps.11,554,572, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Dividends

At the April 26, 2017 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends of Ps.1,848,000 (nominal), which don’t gave rise to IT because the dividends were paid from the Net Tax Profit Account (CUFIN, by its initials in Spanish).

At the April 26, 2018 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends of Ps.2,034,000 (nominal), which don’t gave rise to IT because the dividends were paid from the CUFIN.

At the April 24, 2019 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends of Ps.3,000,000 (nominal), which don’t gave rise to IT because the dividends were paid from the CUFIN.

Dividends are tax free if paid from the CUFIN. Dividends paid in excess of the CUFIN balances are subject to tax equivalent to 42.86%. Tax due is payable by the Company and may be credited against income tax for the year or income tax for the two immediately following fiscal years. Dividends paid from previously taxed earnings are not subject to tax withholding or payment. Dividends paid that come from profits previously taxed by the ISR will not be subject to any withholding or additional tax payment. The Income Tax Law (LISR or ITL) establishes the obligation to maintain the CUFIN with the profits generated until December 31, 2013 and start another CUFIN with the profits generated as of January 1, 2014. At December 31, 2018 and 2019, the companies CUFIN lump sum is Ps.11,382,509 and Ps.12,900,414, respectively, whereas the combined contribution capital account amounts Ps.41,606,425 and Ps.42,825,290, respectively.

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

Note 14 - Income tax incurred and deferred:

The Company does not consolidate its results for tax purposes.

a.	Income Tax (IT)

Mexico:

In 2017, 2018 and 2019, the Company determined tax profits in its subsidiaries in the amounts of Ps.6,358,687, Ps.5,984,043 and Ps.6,119,361, respectively. In 2019 and 2018, the tax profits were partially offset with the amortization of tax losses in the amounts of Ps.93,975, Ps.41,977 and Ps.36,613, respectively.

The subsidiaries that at December 31, 2017, 2018 and 2019, have not assessed IT due to the tax loss carryforwards, are Cozumel, Minatitlán and Tapachula.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

Aerostar:

The Company determined tax loss for Ps.343,534 and tax profit for Ps.42,770 in 2018 and 2019 respectively, derived from the agreement with the Department of the Treasury of Puerto Rico in which its operations are subject to income taxes of Puerto Rico of 10% under the provisions of Section 12 (a) of the Public Private Partnership Law (Law) enacted in June 2009. Derived from the analysis carried out by the Administration, it is considered that there are no impacts due to changes in the legislation of the United States of America made since the 2018 fiscal year.

Airplan:

The Company determined taxable income in accordance with the tax law of Colombia for the period at December 31, 2018 and 2019 of Ps.94,843 and Ps.325,349, and a presumptive income on liquid equity, which results from applying the 4.0% 3.5% on the fiscal liquid equity of the previous year of Ps.23,462 and Ps.24,719, respectively.

The Company is subject to income taxes in Colombia of 34% in 2017 and 33% for 2018 and 2019 plus a 6% surcharge on liquid income less COP.800,000 in 2018. The company determined an income tax of Ps.16,618 in 2017, Ps.31,298 in 2018 and Ps.107,365 in 2019 respectively, and an additional surcharge tax until December 31, 2018.

Law 1739 of December 23, 2014 in force, establishes the determination and payment of a surcharge on income tax for equity - CREE, which is the responsibility of the taxpayers of this tax and applies to a taxable base higher than the COP.800,000, which is equivalent to 6%. That over rate was repealed to from the year 2018.

Tax Reform Law No. 1943, dated December 28, 2018, sets forth the following rates applicable to corporate taxable income: 33% for fiscal years 2018 and 2019, 32% for fiscal year 2020, 31% for fiscal year 2021, and 30% as from fiscal year 2022.Over the fiscal taxable income.

The IT provision at December 31, 2017, 2018 and 2019 is as follows:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

	December 31,
	2017	2018	2019
Mexico:
Current IT	Ps. 1,908,646	Ps. 1,766,083	Ps. 1,864,384
Deferred IT	(312,091)	13,116	57,023
IT provision Mexico	Ps. 1,596,555	Ps. 1,779,199	Ps. 1,921,407

Aerostar:
Current Income Tax			433
Deferred Income Tax	28,678	33,879	38,146
IT provision Aerostar	Ps. 28,678	Ps. 33,879	Ps. 38,579

Airplan:
Current IT	19,551	(20,098)	110,910
Deferred IT	(9,337)	2,981	(92,794)
IT provision Airplan	Ps. 10,214	Ps. (17,117)	Ps. 18,116
Total IT provision	Ps. 1,635,447	Ps. 1,795,961	Ps. 1,978,102

The reconciliation between the statutory and effective IT rates is shown below:

	December 31,
	2017	2018	2019
Consolidated income before IT and joint venture equity method:	Ps. 8,498,889	Ps. 6,916,699	Ps. 7,661,741
Plus (less):
Net (loss) income before taxes of Airplan and Aerostar	16,011	(297,179)	(843,352)
Net (loss) income before taxes of subsidiaries in Mexico not subject to IT	(62,327)	(89,685)	(100,793)
Income before provisions for income taxes	8,452,573	6,529,835	6,717,596
Statutory IT rate	30%	30%	30%
IT that would result from applying the IT rate to book profit before income taxes	2,535,772	1,958,951	2,015,279
Non-deductible items and other permanent differences	8,693	15,126	11,941
Gain on business combination	(2,108,760)
Goodwill impairment	1,415,729
Annual adjustment for tax inflation	(2,406)	12,101	(12,783)
Accounting disconnect inflation	(249,336)	(189,237)	(93,030)
Recognition for the year Aerostar (1)	28,678	33,879	38,579
Recognition for the year Airplan (1)	10,214	(17,117)	18,116
Other non-taxable earnings	(3,137)	(17,742)
IT provision	Ps. 1,635,447	Ps. 1,795,961	Ps. 1,978,102
Effective IT rate	19%	28%	29%

(1)	As of June 1, 2017, Aerostar consolidates into the Company and as of October 19, 2017, Airplan consolidates financially into the Company.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Following are the principal temporary differences with respect to deferred tax:

	Period ended on
	December 31,
	2018	2019
Deferred income tax asset:
Temporary liabilities	Ps. 53,121	Ps. 48,079
Fair value of long-term debt	213,617	175,137
Allowance for doubtful accounts	36,874	34,296
	303,612	257,512
Deferred income tax payable:
Fixed and intangible assets (*)	(3,139,757)	(2,974,108)
Temporary assets	(244,502)	(287,172)
Amortization of expenses	(1,021)	(816)
	(3,385,280)	(3,262,096)
Deferred income tax liability, net	Ps. (3,081,668)	Ps. (3,004,584)

(*)	Includes Ps.943,256 and Ps.942,519 from Aerostar from the periods 2018 and 2019, and Ps.909,706 and Ps.695,212 from Airplan in 2018 and 2019.

The net movements of the deferred tax asset and liability for the year are as follows:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

	Impairment
	provision		Foreign
	of loan	Concession	Currency
	portfolio	Assets	Conversion	Others	Total
Balances as of December 31, 2017	Ps. (44,916)	Ps. 2,858,318	Ps. 42,575	Ps. 177,953	Ps. 3,033,930
Revaluation effect by conversion
Airplan y Aerostar			20,427	(22,665)	(2,238)
			20,427	(22,665)	(2,238)
Consolidated income statement
Airplan	(2,468)	178,236	(1,433)	(171,354)	2,981
Aerostar		35,440	(1,561)		33,879
México	10,510	7,755		(5,149)	13,116
	8,042	221,431	(2,994)	(176,503)	49,976
Balances as of December 31, 2018	Ps. (36,874)	Ps. 3,079,749	Ps. 60,008	Ps. (21,215)	Ps. 3,081,668
IFRS 16 adoption adjustment
Conversion revaluation effect
Airplan and Aerostar			(102,370)	22,911	(79,459)
Consolidated income statement:
Airplan	2,467	(161,556)	(184)	66,479	(92,794)
Aerostar		38,414	(268)		38,146
México	111	60,315		(3,403)	57,023
	2,578	(62,827)	(452)	63,076	2,375
Balances as of December 31, 2019	Ps. (34,296)	Ps. 3,016,922	Ps. (42,814)	Ps. 64,772	Ps. 3,004,584

b.	Return of Asset Tax (AT) in accordance with the Law on Flat Rate Business Tax (Flat Tax Law or LIETU) in Mexico.

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

During fiscal years 2018 and 2019, the Company obtained the recovery of AT for Ps.89,365 and Ps.21,121 respectively, with recognition in the results as revenue.

In 2018, AT of Ps.932, was applied in the results for the period under income taxes in favor of some subsidiaries in which the tax will not be recoverable not in accordance with the procedure established in the Flat Tax Law, which establishes that the tax is recoverable gradually every year up to a maximum of 10% of the total AT paid in the 10 years prior to 2008.

Recoverable taxes

At December 31, 2018 and 2019, the tax credits are as of Ps.345,730 and Ps.230,030, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Aerostar tax loss carry forwards:

Aerostar had cumulative tax loss carry forwards whose right to be amortized against future taxable income expires as shown below:

Year			Year of
of loss	Amount		expiration

2012	Ps.	7,085	2022
2013		37,256	2023
2014		25,545	2024
2015		28,520	2025
2016		27,745	2026
2017		22,248	2027
2018		19,834	2028
Total	Ps.	168,233

Temporal differences not recognized

Temporary difference related to investments in subsidiaries for which no liabilities have been recognized for deferred income tax:

	December 31,
	2018		2019

Undistributed utilities	Ps.	3,089,012	Ps.	3,424,951
Tax rate		30%		30%
Deferred income tax liabilities unrecognized with the previous temporary differences	Ps.	926,704	Ps.	1,027,485

This tax could be subject to a more thorough revision, as well as the application of tax treaties existing in the countries of origin.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Note 15 - Balances and transactions with related parties:

15.1) Balances receivable and payable

At December 31, 2018 and 2019, respectively, the balances receivable from (payable to) related parties shown in the consolidated statement of financial position are comprised as follows:

	December 31,
	2018		2019

Accounts receivable:
Autobuses de Oriente ADO, S. A. de C. V. (Shareholder/services)	Ps.	538
Autobuses Golfo Pacífico, S. A. de C. V. (Shareholder/services)		271	Ps.	284
	Ps.	809	Ps.	284
Accounts payable and accumulated expenses (Note 10):(*)
Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (Shareholder/technical assistance)	Ps.	(96,643)	Ps.	(96,769)
Sociedad Operadora Airplan, S. A. (Shareholder/technical assistance)
Lava Tap de Chiapas, S. A. de C. V. (Key Management personnel/services)		(689)		(543)
		(97,332)		(97,312)
Net	Ps.	(96,523)	Ps.	(97,028)

(*)	These are accounts with terms of less than one year under similar market conditions.

15.2) Transactions with related parties

At December 31, 2017, 2018 and 2019, the transactions shown in the next page were held with related parties, which were set at the same prices and conditions as those that would have been used in comparable operations by third parties.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

	December 31,
	2017		2018		2019
Commercial income:
Autobuses de Oriente, S. A. de C. V. (Stockholder)	Ps.	11,770	Ps.	14,455	Ps.	14,349
Autobuses Golfo Pacífico, S. A. de C. V. (Stockholder)		6,382		7,014		7,290
Coordinados de México de Oriente, S. A. de C. V. (Stockholder)		139		150		157
Interest income:
Aerostar (joint venture)	Ps.	69,202
Expenses:
Stockholders:
Technical assistance (Note 15.4)	Ps.	(346,487)	Ps.	(386,249)	Ps.	(404,086)
Related parties:
Administrative services
Leasing	Ps.	(5,019)	Ps.	(5,232)	Ps.	(5,340)
Cleaning services		(10,239)		(10,854)		(11,544)
Other		(598)

15.3) Compensation of key personnel

Key personnel include directors, members of the Steering Committee, and Committees. In the years ended on December 31, 2017, 2018 and 2019, the Company granted the following benefits to the key management personnel, the Steering Committee and the different Company Committees:

	December 31,
	2017		2018		2019
Short term salaries and other benefits paid to key personnel (Note 18.17) (*)	Ps.	84,642	Ps.	119,202	Ps.	109,747
Fees paid to the Board of Directors and Committees		4,974		8,695		9,146

(*)	In 2017, 2018 and 2019, includes costs of Ps.34,879, Ps.53,268 and Ps.41,411; and Ps.3,268, Ps.16,350 and Ps.17,381, respectively for key personnel of directors of Aerostar and Airplan, whose results as of June 1, 2017 and October 19, 2017, respectively, were consolidated into the Company’s financial statements.

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

In accordance with the contract, the Company agreed to pay an annual compensation equivalent to the higher of a fixed amount or 5% of the consolidated income of the Company before deducting the compensation for technical assistance and before the comprehensive financial result, IT, depreciation and amortization, determined in accordance with financial reporting standards applicable in Mexico. Beginning in 2003, the minimum fixed amount is of USD2 million (Ps.37.7 million pesos).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

At December 31, 2017, 2018 and 2019, the expenses for technical assistance amounted to Ps.346,487, Ps.386,249 and Ps.404,086, respectively which are recorded in the consolidated comprehensive income statement within the aeronautical and non-aeronautical service cost line. ITA also has the right to refund the expenses incurred during the provision of the services specified in the agreement. The ITA series “BB” shares were put in a trust in order to ensure compliance with the technical assistance agreement, among other things.

Note 16 - Commitments and contingencies:

Commitments

a.	The Company began leasing office space on May 21, 2015, under an operating lease agreement. This agreement includes an available extension of 60 months. The monthly rent due is USD23,194 (Ps.437 thousand pesos approximately).

The total minimum future payments derived from the non-cancellable operating lease agreement that shall be covered in the future are as follows:

Up to one year	Ps. 5,250
Between one and three years	12,251
Total	Ps. 17,501

At December 31, 2018, the rent expense embedded within the aeronautical and non-aeronautical service cost in the statement of income, was approximately of Ps.5,232.

b.	On June 22, 2018, the Company received SCT approval for the MDP for the five-year period from 2019 to 2023 in which the Company committed to carry out improvements.

At December 31, 2019, investment commitments for that MDP are as follows:

Period	Amount
2020	Ps. 5,105,804
2021	3,015,346
2022	1,815,769
2023	849,295
	Ps. 10,786,214	(1)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

(1)	Figures in thousand pesos adjusted at December 31, 2019 based on the Construction Price Index (IPCO) in the terms of the MDP.

c.	Pursuant to the terms for the purchase of the land in Huatulco that occurred in October 2008, the Company has the obligation to build 450 hotel rooms, for which purpose the Company will enter into agreements with third parties to develop the comprehensive tourism plan without a specific due date. At December 31, 2019, there is an indefinite extension to this commitment issued by the National Tourism Fund (FONATUR by its initials in Spanish).

d.	As part of the Concession Agreement, Aerostar has committed to fund and complete certain capital and repair projects with respect to the LMM Airport Facilities. The Company has no time restrictions to complete these projects, except that they must be made at any time during the term of the lease. As these projects are carried out, repairs will be recorded as expenses incurred or capitalized and depreciated according to their nature; consistent with the Company's accounting policies. Capital projects will be capitalized as part of an intangible concession improvement asset and will be amortized over their useful lives or the remaining life of the concession contract, whichever is less. Some commitments were excluded from the liability for initial obligations assumed due to factors of uncertainty, the variability of future costs and the extended period of time in which commitments can be fulfilled. As of December 31, 2018 and 2019, Aerostar fulfilled the agreed commitments.

e.	On September 20, 2017, Hurricane Maria made landfall on the island of Puerto Rico. Operations were suspended at the LMM Airport on the 19th and resumed in a limited manner on the 21st of the month. The damages to airport infrastructure have been evaluated by the Company to be approximately USD29.7 million approximately, of which most have been disbursed at the reporting date and which amount will be recorded in the cost of services as incurred. The infrastructure has material damage insurance. During the 2018 and 2019 fiscal years, insurance recovery was obtained for USD10.0 and USD15.7 million, approximately Ps.196,512 and Ps.289,822 thousand, respectively, which are recognized in the comprehensive statement of income as the certification is obtained that the funds were used for the defined purposes and the indicated works. During 2018 and 2019, Ps.134,637 and Ps.204,719 were recognized as other income. As of December 31, 2019, there is USD7,358, approximately (Ps.138,773) in restricted cash, which will be recognized in the statement of comprehensive income as other income once the work certification is obtained by the insurer. See note. 5.1.

f.	Under the Plan for the Refurbishment and Modernization of the Airplan Concession Contract, the concessionaire is currently committed to delivering the work known as “Plataforma, Calle de Conexión y Bodegas del Terminal de Carga del Aeropuerto José María Córdova de Rionegro” (Platform, Connection Road and Cargo Terminal Warehouse at the José María Córdova Airport in Rionegro), which as agreed by the parties in Amendment No. 18 of the Concession Contract, should have been delivered on December 15, 2018. A time extension was therefore requested for delivery of that work, which was granted via an amendment to the Concession Contract under Amendment No. 23 which extends the term for delivery of that work by 18 months as from December 15, 2018. As of December 31, 2019, the work was still under construction. The work has since been completed.

g.	As it concerns complementary works, in addition to those specified in the Airplan Concession Contract (via Amendment No. 8 dated 2014), a conclusion is still pending the construction of the modules connecting the terminal building with the parking lot and José María Córdova flight works pertaining to one of the connection modules known as Point B. Due to technical difficulties, an order for suspension was issued and a new design was determined. Via amendment No. 22 to the concession contract dated April 4, 2018, the term for those works was extended by 541 days from April 4, 2018. As of December 31, 2019, the project has been completed.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Contingencies

As of December 31, 2018 and 2019, the Company has confirmed that the results of its lawsuits cannot be accurately predicted as their due processes are currently ongoing and there are not enough elements to determine whether they could largely affect the Company’s financial position in the case of an adverse ruling.

h.	The Company’s transactions are subject to Mexican federal and state laws as well as Puerto Rico and Colombian law due to its subsidiaries outside of Mexico.

i.	At the time that the Company was carrying out the competitive bidding process for the sale of shares of the Airport Groups, the SCT established and communicated that concessionaires could amortize for tax purposes the value of the concession up to 15% a year. In February 2012, the SCT estimated an amount due payable by Cancún in the amount of Ps.865 million pesos against the ruling in question, because it considered that the determination of the 15% amortization was not valid in 2006 and 2007. The Company disagreed with the decision and filed an appeal to overturn this determination. However, in order to adhere to the amnesty program set forth in Transitory Article Three of the new Income Law of 2013, the Company partially desisted from the appeal as it relates to the income tax obligation, but not in regards to the determination of the additional distribution related to employees’ statutory profit sharing, which the Company continues to appeal. The risk is that if a judge does not rule in favor of Cancún the amount payable would be Ps.116 million pesos.

j.	There are currently a number of labor suits in progress against the Company, mainly in relation to involuntary termination. Any sentences that might be handed down not favoring the interests of the Company do not represent significant amounts. The Company is in legal proceedings at the date of this report and a resolution has not been issued yet. The total amount of those suits is approximately Ps.20 million pesos.

k.	On August 21, 2019, the Board of Commissioners of the COFECE (Federal Economic Competition Commission) notified Aeropuerto de Cancún, S. A. de C. V. of the resolution issued on July 25, 2019, which provides for the following: (I) administrative liability for having exercised the monopolistic practices described in article 56, section V of the Mexican Federal Economic Competition Law (“LFCE”) (refusal of access); (ii) the Company shall be imposed a fine of Ps.73 million. On the understanding that there is sufficient grounds for defense, the Company has contested the administrative sanction imposed by the COFECE by filing amparo proceedings. The Company considers that the amparo proceedings will not be resolved in a term lower than 2 years from the date of filing, and, therefore, it is under no obligation to pay the fine before the end of such proceedings.

l.	On March 17, 2014, the Port Authority of Puerto Rico filed a lawsuit against Aerostar and two fuel sellers at the LMM Airport claiming to be entitled to a fee charged to the fuel sellers of the airport and not to Aerostar. On November 7, 2018 the court ruled in favor of Aerostar in the sense that all revenues from the fuel sales fee are from Aerostar, but authorizes the Ports Authority to charge two cents of the fee per gallon charged to the fuel sellers. As of the date of this report, the judicial process continues.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Note 17 - Basis for preparation:

The accompanying consolidated financial statements at December 31, 2018 and 2019 have been prepared in accordance with the IFRS and their Interpretations (IFRIC) as issued by the International Accounting Standard Board (IASB).

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

Note 18 - Summary of the main accounting policies:

In the following we point the main standards, interpretations or changes to existing standards in effect for the first time for the period beginning on January 1, 2019:

18.1) New standards and interpretations

The Company has applied the following standards and modifications for the first time for the annual reporting period beginning on January 1, 2019, which did not have a significant impact for the Company.

•	IFRS 16 Leases

Tenant: As shown in Note 7.1, the impacts on the Company as a lessee due to the adoption of this standard are not significant.

Landlord: The Company did not have to make adjustments to the accounting for its operating leases for which it was the lessor based on the adoption of this standard.

•	IFRIC 23 Uncertainly over Income Tax Treatments. There was no impact on the adoption of this interpretation.

Certain new rules, modifications and interpretations have been published, which are not effective for reporting periods December 31, 2019, and have not been adopted in advance by the Company. These standards are not expected to have a material impact on the Company in current or future reporting periods and in foreseeable future transactions.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

18.2) Consolidation

The Company’s consolidated subsidiaries, all of them based in Mexico, in which it holds shares at December 31, 2018 and 2019 are as follows:

	Shareholding percentage (%)	Main activity
Aeropuerto de Cancún, S. A. de C. V. (*)(**)	100%	Airport services
Aeropuerto de Cozumel, S. A. de C. V.	100%	Airport services
Aeropuerto de Mérida, S. A. de C. V.	100%	Airport services
Aeropuerto de Huatulco, S. A. de C. V.	100%	Airport services
Aeropuerto de Oaxaca, S. A. de C. V.	100%	Airport services
Aeropuerto de Veracruz, S. A. de C. V.	100%	Airport services
Aeropuerto de Villahermosa, S. A. de C. V.	100%	Airport services
Aeropuerto de Tapachula, S. A. de C. V.	100%	Airport services
Aeropuerto de Minatitlán, S. A. de C. V.	100%	Airport services
Cancun Airport Services, S. A. de C. V. (***)	100%	Airport services
Aerostar Airport Holdings, LLC	60%	Airport services
Sociedad Operadora de Aeropuertos Centro Norte, S.A.	100%	Airport services
RH Asur, S. A. de C. V.	100%	Administrative services
Servicios Aeroportuarios del Sureste, S. A. de C. V.	100%	Administrative services
Asur FBO, S. A. de C. V. (**)	100%	Administrative services
Caribbean Logistics, S. A. de C. V. (***)	100%	Cargo services
Cargo RF, S. A. de C. V. (**)	100%	Cargo services

(*)	Cancún Airport held a 50% of ownership stake in Aerostar until May 26, 2017, which was accounted as a joint venture. See Note 9. As of May 26, 2017, the Cancún Airport acquired an additional 10% equity interest in Aerostar, As a result of this acquisition, the Company has a 60% shareholding and now controls Aerostar, therefore Aerostar is consolidated in the Company’s financial statements.

(**)	Cancún Airport, S. A. de C. V. acquired on October 19, 2017 a 92.42% and later in May 25, 2018 the 7.58% left to obtain the 100% equity interest in Sociedad Operadora de Aeropuertos Centro Norte, S. A. (Airplan), Company that holds the concession for the administration, operation, commercial exploitation, adaptation, modernization and maintenance of the Enrique Olaya Herrera in Medellín, José María Córdova in Rionegro, El Caraño in Quibdó, Los Garzones in Montería, Antonio Roldán Betancourt in Carepa and Las Brujas in Corozal airports, and from that date, Airplan’s results have been incorporated line-by-line into the Company’s and Cancún Airport’s financial statements.

(***)	These subsidiaries sub-consolidate at the Cancún Airport.

Aerostar records its financial information on accounting principles in United States (US GAAP) and in USD, a translation to Mexican pesos is performed and a reconciliation from US GAAP to IFRS is carried out. Aerostar reports its financial information in IFRS, for purposes of consolidating in the Company. The exchange rate used at 2018 and 2019 year end was Ps.19.65 and Ps.18.86 mexican pesos per dollar, respectively.

Airplan records and reports its financial information in IFRS as adopted in Colombia and their corresponding IFRIC issued by the IASB and in Colombian pesos. For purposes of consolidating Airplan in the Company, a translations to Mexican pesos is performed. The exchange rate used at 2018 and 2019 year end was Ps.165.29 and Ps.173.63, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

Intercompany transactions, balances, revenues and expenses due to transactions between the group companies were eliminated. The non-realized results were also eliminated. The subsidiaries’ accounting policies are consistent with the policies adopted by the Company. The Company uses the purchase method to recognize business acquisitions. The consideration for the acquisition of a subsidiary is determined based on the fair value of the net assets transferred, the liabilities assumed and the capital issued by the Company. The Company defines a business combination as a transaction in which it obtains control of a business, through which it has the power to govern and manage the relevant activities of the of assets and liabilities of said business with the purpose of providing return in the form of dividends, lower costs or other economic benefits directly to investors.

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

Goodwill is initially measured as the excess of the consideration paid and the fair value of the non-controlling interest in the acquired subsidiary over the fair value of the identifiable net assets and the liabilities acquired. If the consideration transferred is less than the fair value of the net assets of the acquired subsidiary in the case of a purchase at a bargain price, the difference is recognized directly in the consolidated statement of income. If the business combination is reached in stages, the book value at the date of acquisition of the participation previously held by the Company in the acquired entity, is remeasured at its fair value at the acquisition date. Any loss or gain resulting from such remeasurement is recognized in the results of the year. At the date of the measurement made by the management, a gain from business combinations was determined for Ps.7,029,200, which was reflected in the consolidated statement of comprehensive income.

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

December 31, 2017, 2018 and 2019

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

Under the equity method, the interest in the joint business is recognized initially at cost and it is subsequently adjusted to recognize the Company's interest in the earnings after the acquisition, or losses and movements in OCI. When the Company's interest in the losses of a joint business is the same as or higher than its interest in said business (which includes all long-term interest that forms part of the net investment of the Company in the joint venture), the Company does not recognize additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.

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

(e)	Acquisition in stages

The additional acquisition in joint venture accounted under the equity method is considered a business combination conducted in stages, which means that the fair value of interest previously acquired was also revalued.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

18.3) Translation of foreign currencies

Functional currency and reporting currency

Items included in the consolidated financial statements of each of the companies of the Company are measured in the currency of the primary economic environment in which the entity operates, i.e., its “functional currency” which is also the reporting currency. The consolidated financial statements are presented in thousands of Mexican pesos, which is the Company’s reporting currency.

18.3.1) Consolidation of subsidiaries with a functional currency different from the reporting currency

The results and financial position of Aerostar and Airplan (none of which handle a currency that corresponds to a hyperinflationary economy) expressed in a functional currency other than the reporting currency are converted to the reporting currency as follows:

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

18.4) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid investments with low risk of changes in value with original maturities of three months or less. As of December 31, 2018 and 2019, cash and cash equivalents consisted primarily of peso and dollar denominated bank deposits and peso denominated investment bonds issued by the Mexican Federal Government.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

18.5) Fiduciary rights

In accordance with the requirements of the concession agreement, Airplan was required to constitute a trust, with Fiduciaria Bancolombia as trustee, to administer the concession’s resources and to oversee the payment of the concession’s obligations by the concessionaire. Airplan transfers all of the gross income it receives and all of the debt and capital resources it obtains from the administrations of the concession.

18.6) Restricted cash and cash equivalents

Restricted cash includes cash and cash equivalents that are restricted in terms of withdrawal or use. The nature of the restrictions includes restrictions imposed by financing agreements, federal agency funds related to capital expenditures, for example, for purposes of Aerostar, PFC and Airport Improvement Program (AIP) or other reserves (e.g., fund for promotion and support of air travel). Aerostar has restricted cash of Ps.2,649 and Ps.26,849 at December 31, 2018 and 2019, respectively.

Restricted cash and cash equivalents is presented as current if it is expected to be used within twelve months of the filing date. Any restricted fund beyond twelve months is recorded as non-current. Restricted cash is presented in the consolidated statements of cash flows within the investments activities since it is related to the investment in airport infrastructure.

18.7) Financial assets

-	Accounting policy applied up to December 31, 2017:

The Company has applied IFRS 9 following the practical expedient permitted since January 1, 2018, without adjusting comparative figures. As a result, the comparative information for the preceding period continues to be accounted for as per the accounting policy previously in effect, as described below:

a.	Classification - Up to the accounting policy applied until December 31, 2017, the Company held only financial assets classified as loans and accounts receivable. Loans and accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. Assets in this category are classified as current assets, unless they are expected to be collected after one year following the closing date, in which case, they are classified as non-current. Loans and accounts receivable are shown in the following captions of the statement of financial position: "Accounts receivable" and "Cash and cash equivalents".

b.	Impairment of financial assets - At the end of each year, the Company determines whether or not there is any objective evidence of impairment in each financial asset or group of financial assets. An impairment loss was recorded only when there was objective evidence of impairment as a result of one or more events occurred after initial recognition of the asset (loss event), when the impact of the loss event ( or events) could be reliably estimated on estimated future cash flows derived from the financial asset or group of financial assets. See Note 6 for further details.

-	Accounting policy applied from January 1 to December 31, 2018

a.	Classification - Beginning as from January 1, 2018, the Company classifies its financial assets as per the following measurement categories: a) those measured at amortized cost and b) those subsequently measured at fair value (either with changes in other comprehensive income or in income), not currently held by the Company. The classification depends on the business model of the entity used to handle its financial assets and the contractual features of cash flows. The Company reclassifies financial asset when, and only when, it changes its business model for managing those assets. Financial assets of the Company are measured at amortized costs since the contractual terms comply with the SPPI requirement (Integral Principal Payment Only), and the Company's business method is that of collect cash flows.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

b.	Measurement - At initial recognition, financial assets at amortized cost are measured at fair value plus transaction costs directly attributable to their acquisition. The transaction costs of financial assets at fair value (with changes via income or OCI) are recorded in income at the time they arise. For assets measured at fair value, profits and losses are recorded in income and OCI. Financial assets with implicit derivatives are entirely considered when determining whether cash flows are merely payments of principal and interest. Accounts receivable are non-derivative financial assets with fixed or determined payments that are not traded in an active market. They are included as current assets, except for maturities of over 12 months after the date of the statement of financial position. They are classified as non-current assets. Loans and accounts receivable are initially valued at fair value, plus transaction costs incurred, and are subsequently recognized at amortized cost.

c.	Impairment. - Impairment losses are presented as net impairment losses within the operating result. Subsequent recoveries of previously canceled amounts are credited against the same line. For accounts receivable, the Company applies the simplified approach allowed by IFRS 9, which requires that the expected losses over the life of the instrument be recognized from the initial recognition of accounts receivable. See Note 6.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

18.8.2) As lessee

Until 2018, leases of property, plant and equipment were classified as operating leases. As from January 1, 2019, leases are recognized as right-of-use assets and lease liabilities on the date the leased assets are available for use by the Company.

Right-of-use assets and liabilities arising from a lease under IFRS 16 “Leases” are initially measured at the present value. Lease liabilities include the present value, net of the following lease payments: i) fixed lease payments, less any lease incentive receivable; ii) variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date; and iii) the amounts that the Company expects to pay under residual value guarantees.

Lease payments must be discounted at the rate implicit in the lease. In the case of the Company, the interest rate cannot be readily determined. Thus, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

To determine the borrowing incremental rate, the Group:

•	Uses, whenever possible, recent third-party financing received by lessee as a starting point, adjusted to reflect changes in financing conditions since third-party financing was received;

•	Uses other approaches, starting with a risk-free rate, adjusted for the credit risk of leases held that have not obtained recent third-party financing; and

•	Applies specific adjustments to the lease, e.g. term, country, currency and guarantees.

Lease payments are distributed among principal and interest expense. Interest expense is charged to profit or loss over the lease term to produce a constant periodic interest rate on the remaining liability for each period.

Right-of-use assets are measured:

•	Lease initial measurement amount.

•	Any lease payment made on or before the commencement date less any lease incentive received.

•	Any initial direct cost.

Right-of-use assets are generally depreciated on a straight-line basis over the shorter period of the asset useful life and the lease term, and the depreciation expense is recognized in the statement of profit or loss.

Payments of short-term leases and leases of low-price assets are expensed by applying the straight-line method. Short-term leases are leases with a term of 12 months or less.

To determine the lease term, the Company considers all facts and circumstances creating an economic incentive to exercise an extension option. The reasonable certainty assessment is only reviewed when there is a significant event or a significant change in circumstances that affect such assessment and that are within lessee’s control. At December 31, 2019, there are no contracts regarding which there is a reasonable certainty to extend lease terms.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Policy applied before January 1, 2019:

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

As lessee

Leases in which a significant portion of the risks and rewards of the leased property has not been transferred to the Company as lessee were classified as operating leases. Payments made under an operating lease (net of any incentive received from lessor) are charged to profit or loss according to the straight-line method over the life of the lease.

Leases of property, plant and equipment in which Airplan has substantially all the risks and rewards of ownership are classified as financial leases. Financial leases are capitalized at the beginning of the lease to the minor between the fair value of the leased asset and the present value of the minimum lease payments. Each payment of a financial lease is distributed between the liability and the financial costs. The obligations of a financial lease, net of the financial burden, are presented as debts (financial obligations) in current or non-current depending on whether the payment due is less than 12 months. The financial costs are charged to the results during the lease period so that a constant periodic interest rate is obtained on the remaining balance of the liability for each period. Property, plant and equipment acquired under a financial lease are amortized in the shortest period between the useful life of the asset and the term of the lease.

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

Land is recorded at cost and it is not depreciated. Depreciation of other items of plant and equipment is calculated on the straight-line method based on the residual values over their estimated useful lives. The useful lives from the date of acquisition are 10 years. The useful lives at the acquisition date of the furniture and equipment are as shown below:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

	2019	2018
Furniture equipment	10 to 20%	10 to 20%
Machinery	10 to 20%	10 to 20%
Computer equipment	20 to 33%	20 to 33%
Transportation equipment	20 to 25%	20 to 25%
Improvements to leased premises	10%	10%

The residual values, useful life and depreciation method are reviewed and adjusted, if necessary, on an annual basis.

18.9.1) Land

Land represents a territorial extension for which the Company has an obligation of constructing 450 hotel rooms along with FONATUR in Huatulco which are recorded at its cost and are not subject to depreciation. See Note 16c.

18.10) Intangible assets

18.10.1) Concessions

The airports that are part of the Company performed the analysis of the following criteria that must be taken into account to know if they are within the scope of IFRIC 12:

a.	The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them at what price.

•	The grantor does not need to have full price control; it is sufficient that the price is regulated by the grantor, the contract or the regulator.

•	The grantor can control the price through a limit mechanism.

•	The price can vary from fixed price arrangements to those based on a formula up to a maximum price.

b.	The grantor controls, through ownership, the right of benefits or otherwise, any significant residual interest in the infrastructure at the end of the term of the agreement.

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

December 31, 2017, 2018 and 2019

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

Mexico:

Rights-to-use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired.

Amortization is computed using the straight-line method over the estimated useful life of the concessions, (original term of 50 years as of November 1, 1998, 29 years as of December 31, 2019).

Aerostar:

Aerostar’s airport concession, which includes the obligation to make certain capital expenditures in improvement projects, is considered an intangible asset and is recognized at cost less accumulated amortization and impairment losses.

Amortization is calculated using the straight-line method during the term of the agreement (40 years); 34 years remaining as of December 31, 2019.

Airplan:

In the case of Airplan, the right granted by the Concession Contract No.8000011-OK and Public Tender No.10000001OL2010, respectively, is recorded as an intangible asset, through which the grantors assign to the Company the regulated and unregulated income corresponding to each of the airports subject to the concession.

In turn, the costs per loan that are related to the works in execution are part of the intangible.

The intangible asset resulting from the recognition and updating of the estimated income of the contract is amortized based on the proportion of the accumulated income of the contract and the total income. Amortization is recognized in the results of the period.

The useful life for the amortization was determined as the duration of the concession and the amortization rate is calculated based on the percentage of execution of the revenues with respect to the total expected income of the financial model that the Company has. The concession remains in effect until the date on which any of the following events occur: (i) the regulated revenues generated are equal to expected regulated revenues, provided that the concession agreement has been in force for at least 24 years or (ii) the concession agreement has been in force for at least 40 years, regardless of whether the regulated revenues generated are equal to the expected revenues. If the regulated revenues generated are equal to the expected revenues before the end of the 24 year period, the concession agreement will remain in effect until the end of such period. Management considers such factors in determining the final year of the concession term, which is 2032 (in accordance with legal guidelines, the concession term may be extended until 2048 as long as the aforementioned requirements established by the grantor are met). Therefore, the concession will have a useful life until at least the year 2032, 13 years remain as of December 31, 2019.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

The estimated useful lives at December 31, 2019 are as follows:

Licenses	29 years
ODC	29 years
Commercial Rights of Aerostar	34 years
Commercial Rights of Airplan	13 years

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

18.11) Impairment of long-term non-financial assets

The long-term non-financial assets subject to amortization or depreciation are subject to annual impairment tests or more frequently if there are events or circumstances that indicate that they might be affected. Other assets are subject to impairment tests when events or circumstances arise that indicate that their book value might not be recovered. Impairment losses correspond to the amounts where the book value of the asset exceeds their recoverable amount. The recoverable amount of assets is the higher of the fair value of the asset less the costs incurred for its sale and value in use. For impairment assessment purposes, assets are grouped at the lowest levels at which they generate identifiable cash flows separately which are largely independent of the cash flows of other assets or the Company's assets (cash-generating units). Non-financial assets are assessed at every reporting date in order to identify potential reversals of such impairment.

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

December 31, 2017, 2018 and 2019

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

18.13.1) Refinancing costs

When the contractual cash flows of a financial asset are renegotiated or otherwise modified and the renegotiation or modification does not result in derecognition of that financial asset, the Company will recalculate the gross carrying amount of the financial asset and will recognize a modification of profit or loss. The gross carrying amount of the financial asset will be recalculated as the present value of the renegotiated or modified contractual cash flows that are discounted at the original effective interest rate of the financial asset (or effective interest rate adjusted by credit for financial assets acquired or originated with credit originated assets) or, where applicable, the revised effective interest rate. All costs or commissions incurred adjust the carrying amount of the modified financial asset and are amortized over the remaining term of the modified financial asset.

18.13.2) Loan costs

Costs of specific and general loans directly attributable to the construction of qualifying assets are capitalized during the period of construction and preparation of the asset for its use. Qualifying assets are those that require a substantial period to be ready and able to be used (usually greater than one year). Financial revenues obtained from temporary investments made with money coming from specific loans that will be used for the construction of qualifying assets are decreased of financial costs eligible for capitalization.

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

December 31, 2017, 2018 and 2019

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

Deferred tax assets and liabilities from the temporary differences arising from the investments in subsidiaries and joint businesses are recognized, except when the Company controls the reversal period for such temporary differences and it is likely that the temporary differences will not be reverted in a near future.

Deferred IT are offset when there is a legal right for each entity to offset current tax assets against current tax liabilities and when deferred IT assets and liabilities relate to the same tax authorities.

The credits for IT incurred is computed based on tax laws approved in Mexico at the date of the consolidated statement of financial position.

Current IT is made up of IT, which is recorded under income for the year in which they are incurred. The tax is based on taxable income.

To determine the IT the applicable rate in Mexico for 2018 and 2019 was 30%, the applicable rate for Airplan, according to Colombian legislation for 2018 and 2019 was 33% and the applicable rate for Aerostar, in accordance with Puerto Rico law, for 2018 and 2019 was 10%.

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

December 31, 2017, 2018 and 2019

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of the plan assets. This cost is included in the expense for employee benefits in the consolidated statement of income.

Gains and losses for remeasurements derived from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur directly in OCI. They are included in the accumulated results in the statement of changes in stockholders' equity and in the consolidated statement of financial position.

Variations in the present value of the defined benefit obligation that result from modifications or reductions of the plan are recognized immediately in results as past service costs.

Termination benefits

Termination benefits are paid when the employment relationship ends before the normal retirement date or when an employee voluntarily accepts the termination in exchange for these benefits. The Group recognizes termination benefits on the first of the following dates: (a) it is committed to terminate the employment relationship of employees in accordance with a detailed formal plan without having the possibility of evading its obligation, and (b) when the entity recognizes restructuring costs in accordance with IAS 37 and involves payment of termination benefits. In the case of an offer that promotes voluntary termination, termination benefits are valued based on the expected number of employees accepting the offer. Benefits that mature 12 months after the reporting date are discounted to their present value. The charge to income for the years ended December 31, 2018 and 2019 was Ps.1,595 and Ps.1,922, respectively. See Note 4.

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

December 31, 2017, 2018 and 2019

18.19) Basic and diluted earnings per share

Basic earnings per share were computed by dividing income available to the stockholders (Ps.4,987,601 and Ps.5,465,823) by the weighted average number of shares outstanding in 2018 and 2019. The number of shares outstanding for the periods from January 1 to December 31, 2018 and 2019 was 300 million. The basic earnings share for the year ended as of December 31, 2018 and 2019 was Ps.16.63 and Ps.18.22, respectively, are expressed in pesos, the diluted earnings per share is equal to the basic earnings per share.

18.20) Financial reporting by segments

The segment financial information is presented in a manner that is consistent with the internal reporting provided to the General Directors in charge of making operational decisions, allocating resources and assessing the performance of the operating segments.

The Company determines and evaluates the performance of its airports on an individual basis, after allocating personnel costs and other costs of services, which are incurred by a Company’s subsidiary which hires some of the Company’s employees. The performance of these services is determined and assessed separately by management. All the airports provide substantially the same services to their clients. The performance of (Services) is determined and evaluated separately by management. All airports provide substantially the same services to their customers. Note 2 includes the financial information related to the Company’s different segments, which includes Cancún Airport and subsidiaries (Cancún Airport), showing separately, due to their importance, Aerostar, Airplan, Villahermosa Airport (Villahermosa), Mérida Airport (Mérida) and Servicios Aeroportuarios del Sureste (Servicios). The financial information of the remaining six airports, of RH Asur, S. A. de C. V. and of the holding company (including the investment of the Company in its subsidiaries) has been grouped and is included in the “Others” column. The elimination of the investment of the Company in its subsidiaries is included in the “Consolidation Adjustments” column.

Resources are assigned to the segments based on the significance of each one to the Company’s operations. Transactions among operating segments are recorded at their fair value.

As of May 26, 2017, the Company consolidates its shareholding in Aerostar as a subsidiary into the Company, increasing its shareholding from 50% to 60%, for which the recognition as a joint venture was until May 26, 2017, and for the period from May 27 to December 31, 2017, and for 2018 and 2019 consolidates Aerostar line by line into the Company's finances.

As of October 19, 2017, Airplan, S. A. consolidates as a subsidiary into the Company.

18.21) Revenue recognition

The accounting policies for the Company's revenue from contracts with customers are explained in
Note 3.

With respect to the revenue presented in 2017, it is recognized and disclosed under the previous regulations that in this case is the International Accounting Standard (IAS) 18 - Revenue, as described in the following paragraphs.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Revenue comprises the fair value of the consideration received or to be received for services rendered primarily in the ordinary course of the Company's business. Revenue is presented net of discounts, as well as the elimination of revenues for services between subsidiaries of the Company, as appropriate.

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

19.1.1) Interest rate risk

The Company has contracted bank loans to partially finance its operations. These transactions expose the Company to interest risk, with the main exposure to the risk of variable interest rates resulting from changes in the market base rates (banks charge interest based on TIIE 28 days plus 1.25 points in 2019 and 2018) that are applied to the Company’s bank loans maturing in 2022 and 2024.

Regarding the sensitivity analysis, it has been observed that during 2019 and 2018 the reference rate used by the Company (TIIE) has remained stable. As of December 31, 2019 and 2018 there are no LIBOR loans. Based on this fact, the risk is considered low, derived from the materiality of the possible effect.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

19.1.2) Exchange rate risk

The Company is exposed to minor risk for changes in the value of the Mexican Peso against the U. S. Dollar. Historically, a significant portion of income generated by the Company (mainly derived from the fees charged to international passengers) is denominated in U. S. Dollars, and despite that, income is invoiced in Pesos at the average exchange rate of the previous month and likewise the cash flows are collected in Pesos.

At December 31, 2018 and 2019, the Company is exposed to exchange rate risk for monetary position, as shown below:

	December 31,
	2018	2019
Monetary position:
Asset	Ps. 45,003	Ps. 164,370
Liability	(3,149)	(4,853)
	Ps. 41,854	Ps. 159,517

At December 31, 2018 and 2019, the exchange rate was Ps.18.86 and Ps.19.65, respectively. Had the currency weakened by 5% in 2019 (5% in 2018) with respect to the U.S. Dollar, the Company would have had a loss on monetary position at the close in the amount of Ps.150.4 million in 2019 (monetary loss of Ps.41.1 million in 2018). As of April 9, 2020, the date of issuance of this report, the last known exchange rate was Ps.24.69.

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

Concentrations:

At December 31, 2018 and 2019, approximately 51.07% and 55.02%, of revenue, not including income from construction services, resulted from operations at the Cancún International Airport.

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

December 31, 2017, 2018 and 2019

The following table presents the analysis of the net financial liabilities of the Company based on the period between the date of the statement of consolidated financial position and the maturity date. The amounts presented in the table reflect the undiscounted cash flows, including contractual interest:

		Between 3		Between 2
	Under	months	Between 1	and
	3 months	and one year	and 2 years	5 years
At December 31, 2018
Bank loans and interest	Ps. 14,506	Ps. 161,009	Ps. 212,959	Ps. 6,829,639
Long term debt	119,680	204,910	208,027	6,749,651
Suppliers	313,577
Accounts payable and accrued expenses	1,557,847

At December 31, 2019
Bank loans and interest	Ps. 14,639	Ps. 223,596	Ps. 228,073	Ps. 6,446,644
Long term debt	111,676	199,696	204,492	6,284,077
Suppliers	245,100
Accounts payable and accrued expenses	1,378,657

The following table shows the Company’s short term liquidity as of:

	December 31,
	2018	2019
Current assets	Ps. 6,000,912	Ps. 7,845,856
Current liabilities	2,408,222	2,560,020
Short term position (liquidity)	Ps. 3,592,690	Ps. 5,285,836

19.3) Credit risk - credit quality

The financial instruments that are potentially subject to credit risks consist mainly of accounts receivable. Income obtained from fares charged to passengers is not guaranteed and therefore the Company faces the risk of not being able to collect the full amounts invoiced in the event of insolvency of its clients, which are the airlines.

In recent years, some airlines have reported substantial losses, and the income resulting from fares imposed to passengers coming from the main client airlines are not all guaranteed through bonds or other types of guarantees. Therefore, in the event of insolvency of any of the airlines, the Company would have no certainty of recovering the total sum of amounts invoiced to the airlines for passenger fees. In August 2010, Grupo Mexicana filed for bankruptcy. Grupo Mexicana owes the Company Ps.128 million pesos for passenger fees. As a result of Grupo Mexicana’s bankruptcy, the Company has increased its reserve for uncollectable accounts by Ps.128 million pesos. The Company has determined that it may not be able to collect that amount from Grupo Mexicana.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

19.4) Capital management

The objective of management is to safeguard the Company's ability to continue operating as a going-concern in order to provide returns for stockholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

These activities are monitored through the review of information pertaining to the Company's operation and the Industry. This effort is coordinated by the CEO. Through a planning method, detailed simulations are formulated of identified risks as they are known. The risks identified are valued in terms of probability and impact and are presented to the proper authorities. The result of all these activities is reported to the market through 20-F reports, the sole circular and quarterly reports by a financial risk analysis committee that reports to Company's Board of Directors.

19.5) Fair value

Financial instruments at fair value, presented by levels, in accordance with the valuation method used are included in levels 1 and 2. At December 31, 2018 and 2019, the Company has no financial instruments carried at fair value.

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

December 31, 2017, 2018 and 2019

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

Critical accounting judgments

Significant information on assumptions, critical judgments and uncertainty estimations recognized in the consolidated financial statements are as follows:

20.1 Revenue

20.2 Useful life of the Airplan concession

20.3 Evaluation of impairment of goodwill

20.1 Revenue

As mentioned in Note 19.1.3, management regularly monitors and adjusts income so as to avoid exceeding the maximum rate at each of the airports operated by the Company in Mexico, which is the annual maximum income per traffic unit that can be received, and therefore the amount that the Company can record for services rendered whose prices are regulated.

If the Company recognized income exceeding that maximum rate, the authorities could cancel one or more airport concessions. Therefore, management regularly monitors regulated income in Mexico to ensure it does not exceed the limit. The application of the procedure established in the concession titles for determining whether revenues are in excess of the maximum rates and securing the necessary information are complex procedures. Among the information used in determining the maximum rate is passenger traffic and cargo statistics, in addition to variables such as the National Producer Price Index (excluding oil), authorized rates for airport services and the Rate for Airport Use.

20.2 Useful life of the Airplan concession

The overall duration of the Airplan concession depends on the revenues generated by the Colombian airports. In particular, the concession remains in effect until the date on which any of the following events occur:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

•	The regulated revenues generated are equal to the expected regulated revenues, provided that the concession agreement has been in force for at least 24 years.

•	The concession agreement has been in force for at least 40 years, regardless of whether the regulated revenues generated are equal to the expected revenues.

If the regulated revenues generated by the Colombian airports are equal to the expected revenues before the end of the 24 year period, the concession agreement will remain in effect until the end of such period. Thus, management considers such factors in determining the final year of the concession term, which is 2032; however, in accordance with legal guidelines, the concession term may be extended until 2048 as long as the aforementioned requirements established by the grantor are met. It must be taken into account, for purposes of the expected regulated revenues according to the definition in the concession contract, that the expected regulated revenues will increase once each of the complementary works (mandatory or voluntary) is delivered to the grantor.

The Company conducts sensitivity analyses to determine the level of possible changes in the assumptions used to determine the useful life of the concession, in order to determine if the useful life would change significantly. At December 31, 2018 and 2019 the expected total revenues considering the additional works amount to Ps.23,474,154 and Ps.19,217,035, respectively.

20.3 Evaluation of impairment of goodwill

Goodwill is evaluated for impairment annually or whenever events or changes in circumstances indicate that there is impairment in the book value of goodwill including changes in tourist preferences, in the economic situation and in security levels in the different countries or other factors affecting passengers making use of our airports. In order to determine whether there is impairment in the value of goodwill, the cash generating unit to which goodwill has been assigned should be evaluated using present value techniques. When applying that valuation technique, the Company employs a series of factors which include historical income, business plans, forecasts and market data. The foregoing is described in greater detail in Note 8.1. As can be concluded from that description, changes in the conditions of these judgments and estimations can significantly affect the evaluated value of goodwill.

Note 21 - Consolidated statements of cash flows:

As of December 31, 2017, 2018 and 2019, the analysis of net debt and movements in net debt is presented below:

	Long - term debt			Bank Loans
	2017	2018	2019	2017	2018	2019
Accounts payable	Ps. 340,288	Ps. 324,590	Ps. 311,372
Bank loans (Note 11)				Ps. 173,471	Ps. 175,515	Ps. 238,235
Bank loans (Note 11)				10,321,382	7,042,598	6,674,717
Long-term debt (Note 12)	7,149,177	6,957,678	6,488,569
Balances at December 31	Ps. 7,489,465	Ps. 7,282,268	Ps. 6,799,941	Ps. 10,494,853	Ps. 7,218,113	Ps. 6,912,952
Balances at January 1 of the debt-net		Ps. 7,489,465	Ps. 7,282,268	Ps. 4,460,776	Ps. 10,494,853	Ps. 7,218,113
Acquisition of Aerostar and Airplan	Ps. 7,182,963			3,424,717
Interest expense	295,834	475,110	444,028	322,996	696,641	601,873
Proceeds from bank loans				8,000,000
Interest paid	(277,068)	(646,418)	(486,164)	(351,152)	(492,653)	(578,600)
Payments of the long term debt and bank loan	(102,907)		(205,308)	(5,339,338)	(3,090,124)	(154,281)
Foreign currency translation	390,643	(35,889)	(234,883)	217,385	(166,301)	(174,153)
Exchange (income)/loss
on foreign currency				(240,531)	(224,303)
Balances at December 31	Ps. 7,489,465	Ps. 7,282,268	Ps. 6,799,941	Ps. 10,494,853	Ps. 7,218,113	Ps. 6,912,952

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

Note 22 - Subsequent Event:

The COVID-19 outbreak began in December 2019, and on March, 11 2020, the World Health Organization (the “WHO”) designated the outbreak a pandemic. Travel advisories and restrictions have been issued for people traveling to and from certain areas and countries where the COVID-19 outbreak has been concentrated, including, in some cases, the closure of international borders. Airlines have, in many cases, temporarily suspended or reduced flights to and from those areas and countries. On March 19, 2020, the United States issued a travel advisory recommending that citizens avoid all international travel. The following day, on March 20, 2020, the United States closed its border with Mexico, except to essential travel and trade and commerce. On March 23, 2020, the FAA approved a request by the Governor of Puerto Rico to redirect all commercial flights bound for Puerto Rico through LMM Airport and that all passengers be screened by representatives of the Puerto Rico Health Department. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. The LMM airport remains open, albeit with substantially reduced flight and passenger volumes and operations. The government of Colombia suspended commercial aviation for all airports in the country from March 25 to April 13, 2020. As a result, operations at our Colombian airports have been suspended at this time. Mexico’s General Health Council, which reports directly to the President, has recognized COVID-19 as a disease that requires “priority attention” and on March 30, 2020, declared a national health emergency in response to the COVID-19 pandemic. The Mexican government has implemented various measures to control the spread of COVID-19, including extraordinary actions, such as school closures and the suspension of non-essential activities, in the regions most affected. For purposes of these measures, airports are considered essential and our Mexican airports remain operational.

Because the development and spread of COVID-19 began after December 31, 2019, and based on IAS 10, “Events after the reporting period,” the potential effect on financial information derived from the COVID-19 pandemic is considered a non-adjustable subsequent event for the fiscal year 2019. The Company will periodically continue evaluating the impact of the COVID-19 pandemic for subsequent financial statements.

Some of our airlines, and other clients, and tenants have asked for assistance, either through discounts on payments owed to the Company or by an extension on payment terms. The Company remains in commercial discussions with those clients and tenants regarding their contracts. The effects of the COVID-19 pandemic on the Company’s operations are still uncertain, however, management expects a significant reduction in passenger traffic in Puerto Rico, Mexico and Colombia, as a result of the actions taken by the Mexican, U.S. and Colombian and other governments, including in the case of Colombia the temporary suspension of commercial aviation, and from the broader reduction in demand for air travel caused by the COVID-19 pandemic.

The Company cannot reasonably estimate the length or severity of the COVID-19 pandemic, or the extent to which the disruption caused by the COVID-19 pandemic may materially impact its consolidated financial position, consolidated results of operations and consolidated cash flows in fiscal year 2020. The Company notes the following regarding the impact of the COVID-19 pandemic:

a)	The Company’s total passenger traffic decreased 6.3% in the first quarter of 2020 compared to the first quarter of 2019. The Company expects that the COVID-19 pandemic will most severly impact the countries and regions where the Group operates in April and May 2020.

b)	One of the Company’s main commitments in the year 2020 relates to the MDP, as described in Note 16 b., which the Company expects to comply with without additional financing.

c)	The Company has no obligation to make significant payments on debt or bank loans in 2020 and it does not expect any difficulties in complying with its debt service, as described in Note 19.2, or its covenants.

Note 23 - Authorization of the consolidated financial statements:

The consolidated financial statements and their twenty three notes are an integral part of the consolidated financial statements, which were approved and proposed for their issuance to the Board of Directors on April 9, 2020 by Mr. Adolfo Castro Rivas, Chief Executive Officer of Grupo Aeroportuario del Sureste, S.A.B. de C.V.