Form 20-F
period 2020-12-31
SOUTHEAST AIRPORT GROUP
filed 2021-04-12
CIK 1123452

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2020
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

SELECTED FINANCIAL DATA

We publish our financial statements in Mexican pesos. The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Pursuant to IFRS, financial data in the financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this Form 20-F are stated in Mexican pesos. Our financial statements for the year ended December 31, 2020 were approved by our Board of Directors by recommendation of the Audit Committee and are subject to approval by our shareholders at the next annual stockholders’ meeting.

This Form 20-F contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.19.892 to U.S.$1.00, the exchange rate for pesos on December 31, 2020 as published by the U.S. Federal Reserve Board. On April 2, 2021, the noon buying rate for Mexican pesos, as published by the U.S. Federal Reserve Board was Ps.20.305 per U.S.$1.00.

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

The summary financial and other information set forth below reflects our financial condition, results of operations and certain operating data since the year ended December 31, 2016. On May 26, 2017, we acquired an additional 10.0% interest in our former joint venture, Aerostar Airport Holdings, LLC (“Aerostar”), the operator of Luis Muñoz Marín International Airport (“LMM Airport”), increasing our participation to 60.0%. The acquisition is considered a business combination as of May 31, 2017, and as of June 1, 2017, we began to consolidate the results of Aerostar into our financial statements. On October 19, 2017, we acquired 92.42% of the capital stock of Sociedad Operadora de Aeropuertos Centro Norte, S.A. (“Airplan”). As of October 19, 2017, we began to consolidate the results of Airplan into our financial statements. On May 25, 2018, we increased our ownership stake in Airplan to 100% by acquiring an additional 7.58% of Airplan’s capital stock. The financial information included in the table below is derived from our audited consolidated financial statements, with the exception of the amounts presented in U.S. dollars, information regarding ADSs and other operating data.

		As of and for the year ended December 31,
		2016		2017		2018		2019		2020

Consolidated Income Statement Data:		(thousands of Mexican pesos)(1)										(thousands of dollars) (2)

Revenue:
Aeronautical services(3)	Ps.	4,532,194	Ps.	6,484,219	Ps.	8,942,910	Ps.	9,596,975	Ps.	5,412,418	U.S.$	272,090
Non-aeronautical services(4)		3,104,343		4,261,383		5,531,557		5,988,470		3,555,227		178,726
Construction services(5)		2,116,954		1,844,216		935,774		1,236,193		3,657,086		183,847
Total revenue		9,753,491		12,589,818		15,410,241		16,821,638		12,624,731		634,663
Operating costs and expenses:
Cost of services		(1,336,385)		(2,309,625)		(3,549,628)		(3,830,853)		(2,971,655)		(149,389)
Construction expenses		(2,116,954)		(1,898,550)		(935,774)		(1,236,193)		(3,657,086)		(183,847)
Administrative expenses		(204,843)		(204,418)		(235,264)		(250,183)		(232,935)		(11,710)
Technical assistance fee(6)		(288,111)		(346,487)		(386,249)		(404,086)		(175,615)		(8,828)
Government concession fee(7)		(344,939)		(468,695)		(898,253)		(986,850)		(535,379)		(26,914)
Depreciation and amortization		(529,660)		(1,166,114)		(1,760,741)		(1,836,897)		(1,934,766)		(97,264)
Goodwill impairment(8)		---		(4,719,096)		---		---		---		---
Total operating costs and expenses		(4,820,892)		(11,112,985)		(7,765,909)		(8,545,062)		(9,507,436)		(477,953)
Other income(9)		---		---		134,637		204,719		158,881		7,987
Operating Profit		4,932,599		1,476,833		7,778,969		8,481,295		3,276,176		164,697
Interest income		184,569		245,787		280,623		343,612		262,370		13,190
Interest expense		(126,186)		(618,831)		(1,230,651)		(1,084,293)		(926,312)		(46,567)
Exchange gain on foreign currency		738,648		761,782		462,218		278,641		334,150		16,798
Exchange loss on foreign currency		(842,500)		(620,572)		(374,460)		(357,518)		(89,074)		(4,478)
Comprehensive financing result		(45,469)		(231,834)		(862,270)		(819,558)		(418,866)		(21,057)
Participation in the results of joint ventures accounted for by the equity method(10)		144,248		112,345		---		---		(1,618)		(81)
Gain from business combinations		---		7,029,200		---		---		---		---
Net income before taxes		5,031,378		8,386,544		6,916,699		7,661,737		2,855,692		143,560
Income tax		(1,402,116)		(1,636,379)		(1,796,893)		(1,978,102)		(729,155)		(36,656)
Net income		3,629,262		6,750,165		5,119,806		5,683,635		2,126,537		106,904

Net income for the year attributable to controlling interest		---		5,834,484		4,987,601		5,465,822		1,972,319		99,151
Non-controlling interest		---		915,681		132,205		217,813		154,218		7,753
Basic and diluted earnings per share(11)		12.1		19.45		16.63		18.22		6.57		0.3
Basic and diluted earnings per ADS(12)		120.98		194.5		166.25		182.19		65.74		3.3
Dividends per share(13)		5.6		6.16		6.78		10		-		-
Other Operating Data:
Total passengers (thousands of passengers)		28,407.05		37,534		52,269		55,662		25,589		25,589
Colombia(14)		---		1,906		10,648		12,052		4,215		4,215
Mexico		28,407.05		31,053		33,247		34,192		16,529		16,529
Puerto Rico(15)		---		4,575		8,374		9,448		4,845		4,845
Total air traffic movements (thousands of movements)		316.24		328.8		342.1		335.5		205.6		205.6
Colombia		---		---		---		---		---		---
Mexico		316.24		328.8		342.1		335.5		205.6		205.6
Puerto Rico		---		---		---		---		---		---
Total revenues per passenger		343.3		335.4		294.8		302.2		493.4		24.8
Colombia		---		252.9		186.5		172.1		188.1		9.5
Mexico		343.3		341.7		312.8		334.9		540.2		27.2
Puerto Rico		---		327.3		261.3		349.9		599.0		30.1
Consolidated Balance Sheet Data:

Cash and cash equivalents	Ps.	3,497,635	Ps.	4,677,454	Ps.	4,584,507	Ps.	6,192,679	Ps.	5,192,628	U.S. $	261,041
Total current assets		4,233,018		5,787,862		6,000,912		7,845,856		7,716,049		387,897
Account receivable from joint venture		1,886,546		---		---		---		-		-
Investments in joint ventures accounted for by the equity method		2,489,302		---		---		---		8,466		426
Intangible assets, airport concessions and goodwill - Net		20,284,126		50,353,003		49,586,322		49,126,038		52,182,311		2,623,281
Total assets		29,216,091		56,614,103		56,181,821		57,515,881		60,411,211		3,036,960
Current liabilities		593,183		2,408,649		2,408,222		2,560,020		2,767,087		139,106
Total liabilities		6,462,137		22,925,802		19,500,432		18,744,704		18,718,005		940,982
Capital stock		7,767,276		7,767,276		7,767,276		7,767,276		7,767,276		390,472
Net equity/stockholders’ equity		22,753,954		33,688,301		36,681,389		38,771,177		41,693,206		2,095,979
Consolidated Cash Flow Data:

Cash flow provided by operating activities		4,509,387		6,031,135		7,696,320		8,501,692		2,937,143		147,654
Cash flow generated (used) in financing activities		(1,789,873)		81,533		(6,476,664)		(4,427,870)		(1,142,310)		(57,426)
Cash flows used in investing activities		(1,366,696)		(4,961,153)		(1,311,957)		(2,390,173)		(2,876,000)		(144,581)
(Decrease) Increase in cash and cash equivalents		1,352,818		1,151,515		(92,301)		1,683,649		(1,081,167)		(54,352)

(1)	Except for operating data. Per share and per passenger Mexican peso amounts are expressed in pesos (not thousands of pesos).
(2)	Except for operating data. Translated into dollars at the rate of 19.892 per U.S. dollar, the Federal Reserve Board exchange rate for Mexican pesos at December 31, 2020. Per share and per passenger dollar amounts are expressed in dollars (not thousands of dollars). Figures expressed in U.S. dollars are unaudited.
(3)	Revenues from aeronautical services include those earned from passenger charges, landing charges, aircraft parking charges, charges for airport security services and charges for use of passenger walkways.

(4)	Revenues from non-aeronautical services are earned from the leasing of space in our airports, access fees collected from third parties providing services at our airports and miscellaneous other sources.
(5)	Revenues from construction services includes construction services and expenses related to the improvements of assets under concession, are recognized in accordance with the methods (input method) prescribed for measuring progress towards completion of each project, as approved by the grantor. Since the Company hires third-party vendors to provide construction services, the revenue related to those services is equal to the fair value of the services received.
(6)	Since April 19, 1999, we have paid Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V. (“ITA”) a technical assistance fee under the technical assistance agreement entered into in connection with the purchase by ITA of its Series BB shares. This fee is described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA.”
(7)	Each of our Mexican subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5.0% of each Mexican concession holder’s gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession.
(8)	Reflects a Ps.4,719.1 million impairment that was determined while carrying out a deterioration test of long-term assets as a result of the effects of Hurricane Maria in Puerto Rico in September 2017.
(9)	Reflects insurance recovery during 2018 in connection with damage to airport infrastructure caused by Hurricane Maria.
(10)	Reflects our equity participation in the net income (loss) of Aerostar Airport Holdings, LLC, the operator of LMM Airport. We increased our participation in Aerostar to 60% as of May 26, 2017 and starting June 1, 2017, began to consolidate Aerostar’s results into our financial statements.
(11)	Shares outstanding for all periods presented were 300,000,000.
(12)	Based on the ratio of 10 Series B shares per ADS.
(13)	Dollar amounts per share were U.S.$0.2716 in 2016, U.S.$0.3136 in 2017, U.S.$0.3453 in 2018 and U.S.$0.5302 in 2019 and per ADS were U.S.$2.716 in 2016, U.S.$3.136 in 2017, U.S.$3.453 in 2018 and U.S. $5.302 in 2019. No dividends were distributed in 2020. Per share dollar amounts are expressed in dollars (not thousands of dollars).
(14)	We began to consolidate the results of our Colombian airports as of October 19, 2017.
(15)	We began to consolidate the results of Aerostar as of June 1, 2017.

RISK FACTORS

Risks Related to Our Operations

The COVID-19 pandemic has had and could continue to have a negative impact on our operations.

The outbreak of the coronavirus disease 2019 (“COVID-19”) began in December 2019, and on January 30, 2020, the World Health Organization (“WHO”) designated the outbreak a public health emergency of international concern. Travel advisories and restrictions were issued for people traveling to and from certain areas and countries, including, in some cases, the closure of international borders. Airlines, in many cases, temporarily suspended or reduced flights to and from those areas and countries. In addition, on March 8, 2020, the U.S. Department of Health and Human Services’ Center for Disease Control and Prevention (“CDC”) issued traveler advice recommending that travelers postpone cruise ship travel worldwide and that older adults and travelers with underlying health issues avoid, among other things, non-essential long plane trips. On March 11, 2020 the WHO designated the outbreak of COVID-19 a pandemic.

On March 19, 2020, the United States issued a travel advisory recommending that citizens avoid all international travel. The following day, on March 20, 2020, the United States closed its land border with Mexico, except to permit essential travel and trade and commerce. The closure has been extended to at least April 21, 2021.

On March 23, 2020, the United States Federal Aviation Authority (“FAA”) approved a request by the Governor of the Commonwealth of Puerto Rico (“Puerto Rico”) to redirect all commercial flights bound for Puerto Rico through LMM Airport and that all passengers be screened by representatives of the Puerto Rico Health Department. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. Starting on July 15, 2020, the Governor of Puerto Rico began implementing the following additional measures: all passengers must wear a mask, complete a mandatory flight declaration form from the Puerto Rico Health Department and submit negative results of a PCR molecular COVID-19 test taken 72 hours prior to arrival to avoid having to undergo the two-week quarantine. The LMM Airport has remained open and operating throughout the COVID-19 pandemic, albeit with substantially reduced flight and passenger volumes.

Beginning on January 26, 2021, by CDC order, within three days of departure to the United States, air passengers entering the United States are required to obtain a viral test and provide the airline on which they are traveling written documentation of their negative test result or documentation that evidences that they have recovered from COVID-19. Additionally, passengers must get tested again 3 to 5 days after arrival in the United States and self-quarantine for 7 days after their arrival. Beginning on January 7, 2021, Canada established similar testing requirements for air passengers travelling to Mexico. Subsequently, the Canadian government suspended flights between Canada, Mexico and the Caribbean until April 30, 2021. Additionally, foreign nationals may not enter Canada for non-essential reasons including leisure, visits, weddings or upkeep of property. As of April 2, 2021, CDC guidelines specify that fully vaccinated travelers and those who recovered from COVID-19 in the past 3 months do not need to get tested before or after travel unless their destination requires and that such travelers do not need to self-quarantine. Unvaccinated travelers must still get tested before and after travel and self-quarantine. Several Mexican airports have implemented COVID-19 test sites certified by the government, which are operated by third parties, who have been granted the space to provide this service at the airports of Cancun, Cozumel, Mérida, Veracruz and Oaxaca.

There are currently no travel restrictions from the United States related to COVID-19 specific to Colombia. However, Colombia temporarily barred entry of passengers into its territory beginning on March 23, 2020, including to its own citizens, and on March 24, 2020, Colombia began a nationwide quarantine, which was initially scheduled to last until April 13, 2020. The quarantine was subsequently extended several times through August 31, 2020. All incoming international flights, including connecting flights in Colombia, were suspended by the Colombian government starting March 23, 2020. This suspension was extended through September 21, 2020, with certain exceptions for humanitarian emergencies and transportation of cargo and goods, among others. Similarly, domestic air travel in Colombia was suspended starting March 25, 2020. Consequently, our commercial aviation operations in Colombia were suspended starting as of such dates. Starting September 1, 2020, several of our Colombian airports reestablished passenger commercial flights under the initial phase of the gradual connectivity plan announced by the Civil Aviation Authority in Colombia, and by October 2, 2020, all of our Colombian airports had reestablished passenger commercial flights. International flights to Colombia resumed on September 21, 2020, albeit on a limited basis, as part of the gradual reactivation. Beginning on January 7, 2021, Colombia re-introduced a negative test requirement for entry into its territory, and passengers on incoming international flights to Colombia must submit negative results of a PCR molecular COVID-19 test taken within 96 hours of their departure to Colombia (subject to certain exemptions which permit entry for passengers who verbally state their difficulty in obtaining or receiving the results of a PCR molecular COVID-19 test within the required time period to either take the test in Colombia and remain isolated until receiving a negative test result or forego taking the test and remain in preventative isolation for at least 14 days).

Starting on March 15, 2020, Mexico asked its citizens to avoid non-essential international travel, and on March 28, 2020, Mexican health authorities asked residents to reduce their activities and stay at home until April 30, 2020. Mexico’s General Health Council (Consejo de Salubridad General), which reports directly to the Mexican President, has recognized COVID-19 as a disease that requires “priority attention” and on March 30, 2020, declared a national health emergency in response to the COVID-19 pandemic. The Mexican government has implemented various measures to control the spread of COVID-19, including extraordinary actions, such as school closures and the suspension of non-essential activities, in the regions most affected. For purposes of these measures, airports are considered essential and our Mexican airports have remained operational. In June 2020, the Mexican federal government implemented a four-color stoplight system to indicate the risk and restrictions, if any, imposed in each of Mexico’s 32 states. Under “red” in the stoplight system, only essential activities are allowed. As of April 6, 2021, Mexico City is orange, and of the rest of the Mexican states which our airports serve, Yucatan is orange, Oaxaca, Quintana Roo and Tabasco are yellow and Chiapas and Veracruz are green. The stoplight system is updated every fifteen days. We cannot guarantee that any areas currently classified as green, yellow or orange will not turn to red in the future, which could result in restrictions on, among other things, access to beaches and reductions in permissible hotel capacity.

The pandemic has decreased overall demand for air travel. The spread and persistence of COVID-19 (and any related travel advisories and restrictions) to regions in which we operate or to regions from which a significant portion of our international passengers or international flights originate has and could continue to disrupt our operations or significantly affect passenger and cargo traffic levels. We experienced a significant reduction in passenger traffic in Puerto Rico, Mexico and Colombia starting in March 2020 as a result of the actions taken by Mexican, U.S., Colombian and other governments and from the broader reduction in demand for air travel caused by the COVID-19 pandemic. Passenger traffic continued to decline sharply across our airport network in the subsequent months, although year over year declines have been lower since June 2020. We took a number of actions in response to the decrease in demand for air travel and passenger traffic, including (a) the temporary closure of terminals 2 and 3 in our Cancún airport, (b) cost reduction initiatives, although most of our cost structure is fixed and (c) the Company entered into new agreements with several airline and commercial clients to extend their payment terms by signing promissory notes, including for any past due amounts, with a maturity of not more than one year in Mexico and Colombia. Most of our cost structure is fixed, and the impact from these cost reduction measures is not expected to be significant vis à vis the potential decline in revenues resulting from the disruption in passenger traffic across the Company’s operations.

Several COVID-19 vaccines have been developed or are being developed. the United States has approved three for use, Mexico has approved five for use and Colombia has approved four for use. Access to and distribution of the vaccines varies by area and country, and it appears that the long-term efficacy of the vaccines is still under study. While the development of such vaccines could allow both international and domestic passengers to travel more freely to, from and within the countries and areas in which we operate, vaccination programs are still ongoing and the effect of the vaccines on our operations, including the timing of such effect, cannot be predicted at this time. Even where formal advisories and restrictions have been lifted or reduced, the increased spread or resurgence of COVID-19 could result in the reintroduction of or increase in such formal advisories and restrictions. We expect that the COVID-19 pandemic will continue to severely impact the countries and regions where we operate in 2021. We have established health and safety protocols aimed at enhancing the well-being of passengers and essential operating personnel across the airports we operate. Protective gear is required for staff working on the premises, and sanitization practices in accordance with the guidelines of local health authorities are in place. We have also implemented a remote working policy for staff where possible.

The COVID-19 pandemic still affects the industry, recording a high number of cases. To date, the consequences it might have on our business and results remain uncertain. The Company continues assessing this impact, controlling its commitments and implementing actions in response to possible events relating to the COVID-19 contingency that, to date, cannot be estimated.

International events, including acts of terrorism, wars and global epidemics, could have a negative impact on international air travel.

International events such as the terrorist attacks on the United States on September 11, 2001, wars and public health crises such as the Influenza A/H1N1 pandemic of 2009-2010 and the COVID-19 pandemic have disrupted the frequency and pattern of air travel worldwide in recent years.

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

Historically, a majority of our revenues have been from aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2020, passenger charges represented 26.1% of our consolidated revenues.

On February 1, 2016, the WHO designated the Zika virus and its suspected complications in newborns an international public health emergency. The CDC has issued a travel advisory for people traveling to regions within the Zika virus outbreak, which include popular destinations in Mexico, Colombia and Puerto Rico. While we do not believe these travel advisories to Mexico, Colombia and Puerto Rico have negatively affected the frequency and pattern of travel to our airports, any future public health crises and related travel advisories could disrupt our operations or significantly affect passenger and cargo traffic levels.

The COVID-19 outbreak has had and could continue to have a negative impact on our operations. See “Item 3. Key Information—Risk Factors— Risks Related to Our Operations—The COVID-19 pandemic has had and could continue to have a negative impact on our operations.”

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

The southeast region of Mexico and Puerto Rico, like other Caribbean destinations, experience hurricanes, particularly during the third quarter of each year. Portions of the southeast region of Mexico, the Caribbean region of Colombia and Puerto Rico also experience earthquakes from time to time. Natural disasters may impede operations, damage infrastructure necessary to our operations and/or adversely affect the destinations served by our airports. Any of these events could reduce our passenger traffic volume. The occurrence of natural disasters in the destinations we serve has adversely affected, and could in the future adversely affect, our business, results of operations, prospects and financial condition. Some experts believe that climate change due to global warming could increase the frequency and severity of hurricanes in the future. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents or other similar events, but do not have insurance covering losses due to resulting business interruption. Moreover, should losses occur, there can be no assurance that losses caused by damages to the physical facilities will not exceed the pre-established limits on the policies.

On October 21, 2005, Hurricane Wilma struck the Yucatán Peninsula, causing severe damage to the infrastructure of the Cancún and Cozumel airports and to our administrative office building in Cancún. The hurricane also inflicted extensive damage on the hotel and tourist infrastructure in Cancún, the Mayan Riviera region and Cozumel, which led to a sharp, short-term reduction in air passenger traffic at our Mexican airports that lasted three fiscal quarters.

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

Between December 2019 and February 2020, a series of earthquakes shook Puerto Rico. The first earthquake in the series, a 4.7 magnitude earthquake, struck on December 28, 2019. The last earthquake in the series, a 5.0 magnitude earthquake, struck on February 4, 2020. The largest earthquake in the series was a 6.4 magnitude earthquake that struck on January 7, 2020. The Governor of Puerto Rico declared a state of emergency in response on January 7, 2020. The series of earthquakes caused power and water outages across Puerto Rico and estimates of financial losses exceed U.S. $3 billion. LMM Airport remained open throughout the series of earthquakes. The series of earthquakes did not cause substantial damage to LMM Airport and did not result in material interruptions to our operations.

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

The air travel industry, and consequently, our results of operations, are substantially influenced by economic conditions in Mexico, Colombia and the United States. In 2018, 2019 and 2020, 58.4%, 55.7% and 66.2%, respectively, of the international passengers in our Mexican airports arrived or departed on flights originating in or departing to the United States. 53.8%, 52.5% and 45.5% of our revenues from Mexican passenger charges in 2018, 2019 and 2020, respectively, were derived from charges imposed on international passengers. Similarly, in 2018, 2019 and 2020, 47.7%, 48.8% and 55.9%, respectively, of passengers in our Mexican airports traveled on Mexican domestic flights. 46.2%, 47.5% and 54.5% of our revenues from Mexican passenger charges in 2018, 2019 and 2020, respectively, were derived from Mexican domestic passenger charges. When the economies of either the United States or Mexico are in recession, as they were when the gross domestic products of both countries declined in the fourth quarter of 2008 and again in 2009, the number of international passengers in our Mexican airports that arrive or depart on flights originating in or departing to the United States have been adversely affected. Similarly, a recession of the Colombian economy could cause the number of Colombian domestic passengers in our Colombian airports to decline. In 2018, 2019 and 2020, 43.9%, 41.8% and 41.1%, respectively, of our revenues from Colombian passenger charges were derived from Colombian domestic passenger charges.

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

The outbreak of COVID-19 has adversely affected the economies and financial markets of many countries, including the United States, Mexico and Colombia. The extent to which the COVID-19 outbreak continues to impact these economies will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and scope of the COVID-19 outbreak and the actions taken to contain or treat such outbreak, including the development, access to and distribution of vaccines, within the United States, Mexico and Colombia and around the world. As a result, it is possible that the United States, Mexico and Colombia will experience a significant economic downturn, and the United States, Mexico and Colombia have technically entered into recessions in 2020 following the outbreak of COVID-19. The extent and effect of these recessions is difficult to predict, including whether these recessions and any recovery, will be similar to past periods of recession and recovery.

In Mexico, the 2008-2009 recession resulted in an overall decrease in levels of Mexican domestic passenger traffic as compared to historical passenger traffic levels, although Mexican domestic passenger levels have increased in recent years as the economy has continued to recover. In 2019, Mexican domestic passenger traffic increased 5.3% from 2018. In 2020, Mexican domestic passenger traffic decreased 44.6% from 2019. Among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they did not benefit, and are unlikely to benefit in the future, from the substitution effect that we believe occurred with respect to passengers traveling to and from the United States. In addition, a portion of our Mexican domestic passengers are business travelers, whose demand for travel was adversely affected by the 2008-2009 recession. In recent years, there has been an uptick in Mexican domestic travel to certain destinations, such as Cozumel, Huatulco, Mérida, Oaxaca and Cancún (Cancún in particular experienced 12.4% and 2.3% increases in Mexican domestic passenger traffic in 2018 and 2019, respectively, but experienced a 39.3% decrease in 2020). So far, our other Mexican airports have continued to experience fluctuations in their passenger traffic, but, prior to the spread of COVID-19, nearly all of them had returned to traffic levels at or above those prior to the 2008-2009 recession.

Further, Mexican, Colombian and U.S. political and social developments, over which we have no control, may affect the economic environment in Mexico, Colombia and the United States, and consequently, may contribute to economic uncertainty. Such conditions may adversely affect our business and results of operations.

The economy of Puerto Rico has been in a recession since 2006 and conditions have worsened in recent years, particularly as a result of Hurricanes Irma and Maria in 2017. Following the failure of several Puerto Rico government instrumentalities to make debt service payments on their outstanding debt obligations, on June 30, 2016, United States President Barack Obama signed the Puerto Rico Oversight, Management and Economic Stability Act (“PROMESA”) into law. PROMESA provides Puerto Rico with access to bankruptcy-like tools and creates a fiscal oversight framework containing measures that include, among others, the establishment of a seven-member Oversight Board to oversee the development of budgets and fiscal plans for Puerto Rico’s government and instrumentalities. In particular, PROMESA allowed the Oversight Board to petition U.S. courts to restructure debt on behalf of Puerto Rico’s central government on May 3, 2020, Puerto Rico’s Highways and Transportation Authority and Government Retirement System on May 21, 2017 and the Puerto Rico Electric Power Authority (“PREPA”) on July 2, 2017.

In September of 2019, the Oversight Board submitted a joint plan of adjustment to the United States District Court for the District of Puerto Rico. However, in late December 2019 and January 2020, a series of earthquakes and their aftershocks caused extensive damage to parts of Puerto Rico’s infrastructure. In addition, Puerto Rico was significantly impacted by the COVID-19 pandemic that began in early 2020, which has had a substantially adverse effect on the health of its population and economic activity. On May 27, 2020, the Oversight Board announced its certification of a revised fiscal plan for Puerto Rico which includes updated forecasts of the Puerto Rico economy following the events described above. The combined impact of Hurricanes Irma and Maria, the earthquakes and aftershocks, and the pandemic significantly hampered the Oversight Board’s timeline and efforts to restructure Puerto Rico’s debt and could continue to have substantially adverse effects on Puerto Rico’s economy and restructuring efforts. In addition to diverting funds to relief and recovery efforts, Puerto Rico is expected to lose revenue as a result of decreased tourism and general business operations. There can be no assurances that Puerto Rico will receive the necessary aid to rebuild from the damage caused by Hurricanes Irma and Maria, the earthquakes and aftershocks, and the pandemic, and it is not currently possible to predict the long-term impact that these and other natural disasters and public health crises may have. On February 23, 2021, the Oversight Board announced it had reached a new debt restructuring agreement with holders of a substantial portion of the central government’s bonds and would submit a revised plan of adjustment to the United States District Court for the District of Puerto Rico. It is uncertain what impact the foregoing developments will have on the future business and economic conditions of Puerto Rico. Further, a prolongation of Puerto Rico’s fiscal crisis, or a worsening of the crisis, could have an adverse effect on the Puerto Rico economy. Aerostar Airport Holdings, LLC, our joint venture with the Public Sector Pension Investment Board (“PSP Investments”), in which we possess a 60% ownership interest and whose results we have consolidated into our financial statements, has operated the LMM Airport in Puerto Rico since February 27, 2013. The worsening economic conditions in Puerto Rico may adversely affect the LMM Airport’s business and results of operations.

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

Fuel represents a significant cost for airlines. International prices of fuel have experienced significant volatility in recent years. Most of our airline customers use kerosene-based jet fuel, the price of which is based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport. Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.81 per gallon on September 12, 2008, it has continued to fluctuate in 2020, with a high of U.S.$1.97 per gallon on January 3, 2020 and a low of U.S.$0.41 per gallon on April 27, 2020, according to the Energy Information Administration of the U.S. Department of Energy. As of April 5, 2021, the U.S. Gulf Coast spot price for jet fuel was U.S.$1.582 per gallon. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities or any future terrorist attacks. In addition, a number of airlines have engaged in hedging strategies with respect to fuel prices. Because of the decline in fuel prices, there have been reports suggesting that these hedging strategies have resulted in those airlines incurring derivative-related liabilities. Increases in airlines’ costs may result in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

The loss or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues.

The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability. In November 2020, the International Air Transport Association, or IATA, issued its 2021 financial forecast for the global commercial airline industry, estimating a net post-tax loss of about U.S.$38.7 billion, due to the effects of COVID-19. The forecast also indicated that net loss margins were expected to decrease to -8.4% in 2021. The forecast assumes that there is some opening of borders by mid-2021, which may or may not happen; see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—The COVID-19 pandemic has had and could continue to have a negative impact on our operations.” On February 21, 2021, updating previous analysis, the IATA announced that it did not expect the airline industry to be cash positive until 2022. The IATA may further reduce its forecasts and the short-term and long-term effects of the COVID-19 outbreak on the global airline industry is still uncertain. The economic shock from the COVID-19 outbreak, which has been felt more acutely by airlines, has and may continue to trigger additional insolvencies within the global airline industry.

Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our Mexican regulated revenue from our key customers, including American Airlines (which accounted for 9.9% of our revenues in 2018, 9.4% in 2019 and 11.8% in 2020), United Airlines (which accounted for 9.3% of our revenues in 2018, 9.0% in 2019 and 8.6% in 2020) and ABC Aerolineas, S.A. de C.V. (“Interjet”) (which accounted for 10.4% of our revenues in 2018, 10.6% of our revenues in 2019 and 5.0% of our revenues in 2020). As of December 11, 2020, Interjet has stopped all flights, and it is not clear whether Interjet will resume operations.

On August 2, 2010, Mexicana, then one of Mexico’s two largest carriers and previously the airline which accounted for the largest share of our Mexican passenger traffic, filed for bankruptcy protection in Mexico and in the United States. On August 28, 2010, Mexicana, Mexicana Click, formerly known as Aerovías Caribe, and Mexicana Link (which we refer to collectively as “Grupo Mexicana”) ceased operations. On April 4, 2014, a Mexican court declared Grupo Mexicana to be officially bankrupt and ordered the sale of its assets to repay its creditors. Other airlines that serve our Mexican, Colombian and Puerto Rican airports, including American Airlines, United Airlines, Delta Air Lines and Avianca have also undergone bankruptcies over the past 20 years.

During 2020, Avianca Holdings, S.A. and certain of its subsidiaries and affiliates (on May 12, 2020), LATAM Airlines Group, S.A. and certain of its subsidiaries and affiliates (on May 26, 2020) and Grupo Aeromexico, S.A.B. de C.V. and certain of its subsidiaries and affiliates (on June 30, 2020) filed for bankruptcy protection in the United States, and all cited the pressure on their respective businesses from the COVID-19 pandemic.

With respect to the LATAM and Avianca proceedings, we have continued to be paid by Avianca and LATAM for amounts that have become due after their respective filings for bankruptcy protection. There has not been an assumption or rejection of the relevant agreements with Avianca and LATAM. We have not filed proofs of claims in either proceeding. In the LATAM proceedings, LATAM scheduled a contingent, unliquidated, and disputed claim on behalf of Aeropuerto de Cancún, S.A. de C.V. for an unknown amount, with no current claim value. In the Avianca proceedings, Avianca did not schedule any claims with respect to airports we operate.

With respect to the Aeromexico bankruptcy proceedings, we entered into two deferral agreements, one in April 2020 and the other in July 2020, deferring the remittance of Ps.213.4 million in passenger charges due to us, and requiring Aeromexico to remit those amounts in installments through April 2021. As of December 31, 2020, the amount outstanding was Ps.76.1 million. As of the date of this filing, Aeromexico has paid the remaining amounts outstanding in full. We have filed proofs of claim in the Aeromexico bankruptcy proceedings. Aeromexico has not opted to exercise their right in the bankruptcy proceedings to assume or reject our executory contracts or unexpired non-residential real property leases. If Aeromexico elects to assume our executory contracts and unexpired non-residential property leases, Aeromexico will continue performing under such contracts and leases and will have the obligation to cure all defaults under such contracts and leases. If Aeromexico elects to reject our executory contracts and unexpired non-residential property leases, Aeromexico’s obligations under such contracts and leases will terminate and will provide us with a claim in the bankruptcy proceedings. We do not know at this time whether Aeromexico intends to assume or reject any or all of our executory contracts (rejection of any executory contract constitutes a breach of that contract as of the date of Aeromexico’s filing for bankruptcy). Aeromexico will have until the bankruptcy court confirms a plan of reorganization in its bankruptcy proceedings to decide whether to assume or reject our executory contracts. Aeromexico requested an extension of the deadline to assume or reject nonresidential real property leases through and including April 26, 2021, which the bankruptcy court granted. As a result, we do not know at this time whether Aeromexico intends to assume or reject any or all of our nonresidential real property lease agreements (rejection of any lease constitutes a breach of that agreement). If Aeromexico rejects any executory contract or nonresidential real property lease, we would be entitled to assert a claim for damages related to such rejection as part of Aeromexico’s bankruptcy proceedings, which claim would be subject to compromise pro rata with other similarly situated claims under a plan of reorganization.

During late March 2019, Interjet experienced a series of flight delays and cancellations resulting in part from a shortage of employees to serve all of Interjet’s scheduled flights for the period. On December 11, 2020, Interjet suspended all flights and has not resumed operations.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was signed into law in the United States, which provided, among others, financial assistance to United States based airlines and airports. Several of our customers participated in the relief provided by the CARES Act. Despite the ongoing effects of the COVID-19 pandemic on airlines, additional relief may not be provided in the future, nor may similar government relief be made available to our customers based outside of the United States.

None of our contracts with our principal airline customers obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. Our current agreements with our principal airline customers at our Mexican airports have been renewed, except for our agreement with Interjet. We do not have any contracts that will expire before April 30, 2021. With respect to our Colombian airports, our subsidiary Airplan, charges airlines various fees (relating to domestic routes, international routes and development). The tariffs are established by the Special Administrative Unit of Civil Aeronautics (Unidad Administrativa Especial de Aeronáutica Civil), or Aerocivil, through Resolution 04530 of 2007. As of December 31, 2020, the following airlines at our Colombian airports were subject to such tariffs: Avianca, Aerorepública (COPA), Wingo, Viva Air, LATAM, American Airlines, EasyFly, Spirit, Aeroméxico, Jet Blue, Satena, Iberia, Avior, Interjet, Air Europa, Tampa Cargo, LAN Cargo, Sky Lease, among others.

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

Moreover, some of our commercial clients may face difficulties making their payments to our airports, including during the COVID-19 outbreak and the resulting decrease in air traffic.  Any such difficulties could result in attempts to renegotiate our commercial clients’ lease and payment terms, but we cannot guarantee that any attempted renegotiations would be successful.  In the event of unsuccessful renegotiations, some commercial clients may choose to vacate our commercial spaces.  We cannot guarantee that we will be able to re-lease any vacated commercial spaces.  Any renegotiation process, cancellation of commercial leases or attempt to re-lease vacant space could lead us to incur costs and have a negative effect on our revenues.

We could be subject to fines, penalties and other adverse consequences pending the outcome of our appeal against the Mexican government’s tax treatment of airport concessions at Cancún Airport.

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to reverse this determination.  In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes. Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. As of April 6, 2021, our appeal is still pending resolution with respect to such distributions. If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

The FAA could downgrade Mexico’s air safety rating again, which could result in a decrease in air traffic between the United States and our airports.

On July 30, 2010, the FAA announced that, following an assessment of Mexico’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (“ICAO”), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2.” Under FAA regulations, because of this downgrade, Mexican airlines were not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances, code-sharing arrangements between Mexican and United States’ airlines were suspended and operations by Mexican airlines flying to the United States were subject to greater FAA oversight. These additional regulatory requirements resulted in reduced service between our airports and the United States by Mexican airlines or, in some cases, an increase in that cost of service, which resulted in a decrease in demand for travel between our airports and the United States. 3.2%, 3.0% and 1.2% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in 2018, 2019 and 2020, respectively.

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

In 2020, Ps.6,326.1 million (including construction services) or 50.1% of our revenues were derived from operations at Cancún International Airport. During 2018, 2019 and 2020, Cancún International Airport represented 75.8%, 74.6% and 74.2%, respectively, of our passenger traffic in Mexico and 55.6%, 54.8% and 51.9%, respectively, of our air traffic movements in Mexico. The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control. For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico. Although these reports generally indicate that this increase in violence affects mostly cities in northern Mexico and the west coast of Mexico and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit. In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination. This perception may have been fueled further by travel advisories issued by the U.S. State Department on August 22, 2017, January 10, 2018 and December 17, 2019 that listed Cancún as a place in Mexico where visiting tourists must be cautious. In addition, in March 2018, the U.S. State Department issued a security alert for Playa del Carmen, a popular destination that attracts U.S. citizens and is served by Cancún International Airport. Additionally, during 2018 and 2019, the presence of gulfweed on beaches in the state of Quintana Roo reduced tourism to the area and caused a reduction in passengers during certain seasons, principally summer. The Presidential Commission on the Arrival of Gulfweed in the Mexican Caribbean estimated that gulfweed caused Ps.5,286 million in economic damage in 2018. In 2019, the presence of gulfweed caused an almost 30% reduction in tourism to beaches on the Yucatan Peninsula. The reasons behind the record amount of gulfweed and its sharp decline after September 2019 have not been determined. On September 8, 2020, the U.S. State Department issued a Level 3 travel advisory to reconsider travel to Mexico due to COVID-19, and recommended exercising increased caution in Mexico due to crime and kidnapping, as some areas have increased risk. None of the Mexican states in which we operate were cited as “do not travel to” or “reconsider travel to” zones in the September 8, 2020 travel advisory. We cannot assure you that tourism in Cancún will not decline in the future. Any event or condition affecting Cancún International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

Increases in prevailing interest rates could adversely affect our financial condition.

An increase in prevailing interest rates could adversely affect our financial condition. As of December 31, 2020, we had U.S.$698.8 million in outstanding indebtedness, U.S.$338.2 million of which was floating rate. Any increased interest expense associated with increases in interest rates affects our ability to service our debt absent the benefit from any hedging arrangements. Accordingly, an increase in the prevailing interest rates applicable to our loans would increase our debt service costs, which in turn would negatively affect our results of operations. For further details regarding our indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Security enhancements have resulted in increased costs and may expose us to greater liability.

The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs. Following the events of September 11, 2001, we reinforced security at our airports. For a description of the security measures that we adopted, see “Item 4. Information on the Company—Business Overview—Non-Aeronautical Services—Airport Security.” While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future. Since October 2001, we carry a U.S.$150.0 million insurance policy covering liabilities resulting from terrorist acts at our Mexican airports. The insurance premiums we pay may be increased in the future, which would increase our costs of operation and affect our business results. Since 2018, we also carry a U.S.$250.0 million insurance policy for our Puerto Rico airport. Because our insurance policies do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$150.0 million, we could incur significant costs if we were to be directly affected by events of this nature. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In addition, because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the FAA, in addition to the directives of Mexican and Colombian aviation authorities.

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

As a result of the COVID-19 pandemic, airlines and airports have had to implement additional security and compliance measures to comply with local health and safety regulations, which could increase costs. We have, among other things, installed disinfectant gel dispensers and air purifiers, mandated facemasks, installed preventative barriers, instituted spacing and flow of movement measures, and provided training to our employees. These enhanced measures have not resulted in a significant increase in our operating costs to date, we may be required to adopt additional safety measures in the future.

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

In 2018, 2019 and 2020, 59.9%, 59.3% and 56.8%, respectively, of our Mexican domestic passengers flew to or from our airports via Mexico City International Airport. As a result, our Mexican domestic traffic is highly dependent upon the operations of Mexico City International Airport. We cannot assure you that the operations of the Mexico City International Airport will not decrease or be adversely affected by construction of additional airports in the future. In 2020, overall Mexican domestic passenger traffic to and from Mexico City decreased 46.9%.

Additionally, Toluca International Airport, which is located 64 km from Mexico City, at some point emerged as a complementary airport to Mexico City International Airport, but has recently reduced air traffic operations due to the transfer of low-cost airline operations to the Mexico City International Airport. Toluca International Airport is largely served by low-cost airlines that cater to Mexican domestic passengers. Traffic to and from Toluca represented 0.6% of Mexican domestic passengers traveling through our airports in 2018, 0.8% in 2019 and 0.4% of Mexican domestic passengers in 2020.

In 2020, 42.5% of our Colombian domestic passengers flew to or from our airports via El Dorado International Airport in Bogotá, Colombia. As a result, our Colombian domestic traffic is highly dependent upon the operations of El Dorado International Airport. Any event or condition that adversely affects Mexico City and Bogotá area airports could adversely affect our business, results of operations, prospects and financial condition.

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

In recent years, many airlines have reported substantial losses. Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral. Furthermore, Mexican passenger charges, which accounted for 11.3% of our revenues in 2020, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight. If any of our key customers were to become insolvent or seek bankruptcy protection, we might not be able to recover the full amount of such charges. For example, as a result of the Grupo Mexicana bankruptcy, we estimate that Ps.128.0 million in accounts receivable could be at risk of not being recovered, which represented 7.5% of our total accounts receivable as of December 31, 2020. With respect to the Avianca proceedings, Avianca has treated unpaid prepetition passenger charges as taxes and fees, which, pursuant to an order entered by the United States Bankruptcy Court for the Southern District of New York, Avianca has the authority (but not the obligation) to pay.

In terms of the Aeromexico proceedings, pursuant to an order entered by the United States Bankruptcy Court for the Southern District of New York, Aeromexico is permitted (but not directed), upon notice to the Official Committee of Unsecured Creditors (the “Creditors’ Committee”), to pay the prepetition passenger charges. In the Aeromexico proceedings, we filed an objection and reservation of rights, which asserted that passenger charges are a trust fund fee collected and held for the benefit of the airport, are not property of Aeromexico’s estate, and we reserved our right to take any action should Aeromexico attempt to cap remittance of the passenger charges to us. The Creditors’ Committee also filed a statement and reservation of rights, which reserved the committee’s right to argue that the passenger charges are property of Aeromexico’s estate. Aeromexico took no formal position on the status of the passenger charges. The bankruptcy court, in authorizing Aeromexico to pay the prepetition passenger charges, expressly declined to make any finding or conclusion of law with respect to the status of the passenger charges at that time. As a result, it is possible the Creditors’ Committee or other creditors may in the future assert that the passenger charges are property of Aeromexico’s estate, leaving the airports we operate with only a general unsecured claim that would be subject to compromise.

In addition, in the Aeromexico proceedings, the airport terminals we operate filed proofs of claims with respect to the agreements between the airlines and the airports, including agreements related to the passenger charges. Aeromexico and other creditors have the right to object to the proofs of claims, and any future recoveries arising from the proofs of claims are unknown at this time. We are an unsecured creditor with respect to these amounts, and we cannot assure you how much, if any, of these amounts we will be able to recover.

On December 11, 2020, Interjet stopped all flights and has not resumed operations. As of December 31, 2020, we are owed Ps.74.8 million from Interjet, which is included in our allowance for doubtful accounts, and we might not be able to recover the full amount owed to us.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 24.8% of our total employees as of December 31, 2020), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our business or results of operations.

The operations of our airports may be disrupted due to the actions of third parties beyond our control.

As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines, energy suppliers and suppliers of fuel to aircraft at our airports.

On September 20, 2017, 730 of Colombian flagship airline carrier Avianca’s 1,300 pilots walked off the job, demanding higher wages and benefits. The strike lasted 51 days and caused Avianca to ground hundreds of flights and contract foreign-based crews to serve its important long-haul routes to the United States and Europe. As a result, our passenger traffic in our Colombian airports decreased 13.0% in October 2017, 13.7% in November 2017, and 12.3% in December 2017 relative to the same monthly periods in 2016.

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

CHPAF Holdings, S.A.P.I. de C.V. (“CHPAF”), an entity directly or indirectly owned and controlled by Fernando Chico Pardo, who is also the chairman of our Board of Directors, owns 14.5% of our total capital stock. In addition, Inversiones Productivas Kierke, S.A. de C.V. (“Inversiones Kierke”), an entity owned and controlled by Grupo ADO, S.A. de C.V. (“Grupo ADO”), owns 12.3% of our total capital stock. Further, ITA, an entity which is owned 50.0% by entities directly owned and controlled by Mr. Fernando Chico Pardo and 50.0% by Inversiones Kierke, holds Series BB shares representing 7.65% of our capital stock. These Series BB shares provide it with special management rights. For example, pursuant to our bylaws, ITA is entitled to present to the Board of Directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our Board of Directors. Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our shareholders) so long as its Series BB shares represent at least 7.65% of our capital stock. Mr. Fernando Chico Pardo and Grupo ADO have entered into a shareholders’ agreement that requires their unanimous consent to cause ITA to exercise certain of these rights. Special rights granted to ITA are more fully discussed in “Item 10. Additional Information” and “Item 7. Major Shareholders and Related Party Transactions.”

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

As is the case with many other domestic and international airports around the world, all of our airports (except for our Cancún and Mérida Airports) have only one commercial aviation runway. While we seek to keep our runways in good working order and to conduct scheduled maintenance during off-peak hours, we cannot assure you that the operation of our runways will not be disrupted due to required maintenance or repairs. In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control. The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

In addition, in November 2008, as part of our purchase of 130 hectares of land in the bay of Huatulco for Ps.286.3 million from the National Tourism Fund, or FONATUR, we agreed to construct at least 450 and up to 1,300 hotel rooms. In connection with the construction of these hotel rooms, we had agreed to meet a series of construction milestones, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction. We had completed and presented a master development plan and FONATUR had granted us an extension of time to submit architectural plans, which were due on May 15, 2013. However, on March 26, 2013, FONATUR relieved us of the obligation to submit the architectural plans and complete the construction projects within a specific timeframe. On October 28, 2020, FONATUR agreed to purchase back the land for Ps.286.3 million. On February 19, 2021, we received the initial payment of Ps.50 million from FONATUR, at which point the obligations under the purchase agreement no longer had legal effect. Going forward, FONATUR is obligated to make the remaining payment of Ps.236.3 million before July 1, 2021 and we are obligated to deliver the land once FONATUR has paid in full. In the event of FONATUR’s nonpayment, we would have the right to demand FONATUR’s compliance with the repurchase and withhold conveying the land until payment is made. For more information on the development in the bay of Huatulco, please see “Item 4. Information on the Company—Business Overview—Other Properties.”

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

In the spring of 2017, we, through our Cancún airport subsidiary, entered into agreements to acquire a controlling interest in Airplan and Aeropuertos de Oriente S.A.S. (“Oriente”). In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of a 92.42% stake in Airplan. Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín, the José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal. On May 25, 2018, we increased our ownership stake in Airplan to 100% by acquiring an additional 7.58% of Airplan’s capital stock. We terminated our agreement to purchase Oriente in 2018.

We purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan. We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan of Ps.4,000.0 million from BBVA Bancomer in April 2017 to pay the balance of the purchase price. The loan had a term of one year and an interest rate calculated on the basis of the 28-day Tasa de Interés Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 0.60% from July 31 to October 31, 2017; TIIE plus 0.85% from October 31, 2017 to January 31, 2018; TIIE plus 1.10% from January 31 to April 30, 2018 and TIIE plus 1.60% from April 30 to July 31, 2018. This loan was paid in October 2017, and we, through our Cancún airport subsidiary, concurrently incurred two loans of Ps.2,000.0 million each, one with BBVA Bancomer and the other with Banco Santander.

We may also explore other business opportunities from time to time, which may result in risks and uncertainties similar to those described above. Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our revenues, expenses and net income.

In July 2012, the Puerto Rico Ports Authority (“PRPA”) granted Aerostar, our Puerto Rican subsidiary, a concession to operate the Luis Muñoz Marín International Airport under the United States FAA’s Airport Privatization Pilot Program. On February 27, 2013, the transaction was finalized and Aerostar began operating the LMM Airport. Our Cancún airport subsidiary pledged its membership interests in Aerostar, as collateral for debt incurred by Aerostar to fund a portion of the concession fee and contingent liabilities related to the concession. Our Cancún airport subsidiary’s incurrence of debt and pledge of assets may limit our ability to obtain financing for future acquisitions or transactions. Other risks and uncertainties relate to our 2017 acquisition of a majority interest in Aerostar. We may be unable to fully implement our business plans and strategies for the integration of Aerostar’s business into ours. The business growth opportunities, revenue benefits and other benefits expected to result from this acquisition may be delayed or not achieved as expected. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, our results of operations and financial condition may be adversely affected.

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

In addition, our Mexican maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year term ending December 31, 2023, an annual efficiency adjustment factor of 0.70% was established by the Ministry of Communications and Transportation. Future annual efficiency adjustments will be determined by the Ministry of Communications and Transportation in connection with the setting of each airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Methodology for Determining Future Maximum Rates.” We cannot assure you that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate. Additionally, on October 29, 2020, we filed a request with the Ministry of Communications and Transportation for an extraordinary review of the Mexican maximum rates, which was approved on April 7, 2021, and resulted in a reduction in committed investments and an increase in the Mexican maximum rates in the master development plans for the years 2021 to 2023.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.

The Mexican government has in the past implemented changes, and may in the future implement additional reforms, to the tax laws applicable to Mexican companies including ASUR. In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations and cash flows. For example, on May 23, 2014, Mexico’s Federal Economic Competition Law (Ley Federal de Competencia Económica) (“LFCE”) was enacted.  The LFCE grants broad powers to the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) (“COFECE”), including the abilities to investigate and regulate essential facilities, investigate companies, eliminate barriers to competition in order to promote access to the market and order the divestment of assets. The LFCE also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law.

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

In December 2019, the Mexican government published several amendments to the Income Tax Law, Value Added Tax Law, Excise Tax Law and the Federal Tax Code, most of which became effective on January 1, 2020. This set of tax reforms is one of the most important in the past few years and its main purpose is to tackle tax evasion by strengthening tax authorities’ control mechanisms. These amendments imposed stringent restrictions on the deductibility of certain expenses, such as a new earnings-stripping rule applicable to net interest, and the non-deductibility of payments to related parties that are deemed subject to preferential tax regimes or by means of structured arrangements, introduced regulations regarding hybrid mismatches and added amendments to the tax treatment applicable to tax transparent foreign entities or arrangements, all of which could affect our operating results. None of these amendments significantly impacted our operating results in 2020.

The 2020 tax reform also introduced a new mandatory disclosure regime aimed at tax advisors, for purposes of reporting and monitoring specific tax schemes listed under article 199 of the Federal Tax Code.

On November 12, 2020, the Mexican President submitted to the Mexican Congress an initiative on outsourcing schemes. The Mexican Congress’s approval of the outsourcing initiative could enable certain tax and labor provisions that could materially affect our results of operations, including the characterization of certain subcontracting arrangements as aggressive tax schemes, the creation of the need to obtain an authorization from the Mexican Ministry of Labor and Social Security (Secretaría del Trabajo y Previsión Social) for the provision of specialized subcontracting services, the non-deductibility of considerations paid for the subcontracting of personnel and a substantial increase in the Statutory Employee Profit Sharing (Participación de los Trabajadores en las Utilidades de la Empresa), commonly known as the “PTU”.

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

In October 2020, the Mexican President announced that as part of an effort to develop the southeast of Mexico, the Mexican Army will build and operate a new airport in the City of Tulum, State of Quintana Roo, with plans to commence operations in 2023. The Mexican government had previously secured a piece of land measuring approximately 1,500 acres where it will build the new airport, and has announced that the airport’s inauguration will coincide with the inauguration of the Mayan Train. The Mayan Train is a proposed intercity railway project that is set to connect airports and historic Mayan tourist sites in Mexico, with rail coverage in the States of Chiapas, Yucatán and Quintana Roo. Construction of the new airport in Tulum is set to start in 2021. We cannot assure you that the construction of the airport in Tulum will not impact the passenger traffic at Cancún airport.

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

Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated. In 2018, 2019 and 2020, 57.4%, 55.4% and 34.9%, respectively, of our total revenues were earned from aeronautical services at our Mexican airports, which were subject to price regulation under our maximum rates in Mexico. In 2020, 42.9% of our total revenues were earned from aeronautical services at all of our airports. These Mexican maximum rate regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs in Mexico) or established (as in the case of our maximum rates in Mexico) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our Mexican master development programs or the obligation under Mexican concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated. On October 29, 2020, we filed a request with the Ministry of Communications and Transportation for an extraordinary review of the Mexican maximum rates, which was approved on April 7, 2021 and resulted in an increase in the Mexican maximum rates.

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

Historically, we have set the prices we charge for regulated services at each Mexican airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport. We expect to continue to pursue this pricing strategy in the future. For example, in 2020, our revenues subject to maximum rate regulation represented 99.7% of the amount we were entitled to earn under the maximum rates for all of our Mexican airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index (excluding petroleum)). However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight. Such tariffs for the services that we provide to international flights or international passengers in our Mexican airports are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight. Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions. From December 31, 2019 to December 31, 2020, the peso depreciated by 5.5%, from Ps.18.86 per U.S.$1.00 on December 31, 2019 to Ps.19.89 per U.S.$1.00 on December 31, 2020, and experienced intra-year volatility. In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

Laws and regulations at the local, regional and national levels, in Mexico, Colombia, the United States and Puerto Rico, change frequently, and the changes can impose significant costs and other burdens of compliance on our businesses or investments. Any changes in regulations, the interpretation of existing regulations, the internal criteria of the governmental institutions executing such regulations, the imposition of additional regulations or the enactment of any new legislations that affect the airport sector in matters of employment/labor, transportation/logistics, energy costs, tax or environmental issues, could have an adverse impact, directly or indirectly, on our financial condition and results of operations.

The technical and specialization level of the environmental regulations in Mexico has significantly deepened and increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent. Considering the global context, we would expect this trend to continue and to be stimulated by international agreements between Mexico and the United States, and other countries or international organizations. In any case, there can be no assurances that environmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial conditions.

In addition, our subsidiary Aerostar as operator of the LMM Airport is subject to the United States’ federal aviation laws and regulations issued by the FAA and by the Transportation Security Administration, or TSA. However, because the LMM Airport is the first airport to be privatized under the Airport Privatization Pilot Program, it is unclear how the FAA will apply to Aerostar and the LMM Airport existing and future laws and regulations applicable to airport operators in the United States. If Aerostar fails to comply with existing or future laws and regulations, it could be subject to fines or be required to incur expenses in order to bring the LMM Airport into compliance. This and any other future changes in existing laws and changes in enforcement priorities by the governmental agencies charged with enforcing existing laws and regulations, as well as changes in the interpretation of these laws and regulations, can increase our businesses and investments’ compliance costs.

Risks Related to Mexico

Appreciation, depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

In 2020, the peso depreciated by 5.5% against the U.S. dollar. From 2015 to 2018, the peso decreased substantially in value against the U.S. dollar, and if this depreciation were to resume, it could (notwithstanding other factors) lead to a decrease in Mexican domestic passenger traffic that may not be offset by any increase in international passenger traffic. Any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers. Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for Mexican domestic passengers, which may adversely affect our results of operations. In addition, there can be no assurance that any depreciation of the peso in the future will result in an increase to international passenger traffic.

In addition, depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the Series B shares, as well as the dollar value of any dividend or other distributions that we may make.

Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings and as of December 31, 2020, our Mexican airports did not have dollar-denominated liabilities, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

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

In 2015, Mexican GDP increased 2.5% and inflation decreased to 2.1%. In 2016, Mexican GDP increased 2.8% and inflation increased to 3.4%. In 2017, Mexican GDP increased 2.3% and inflation increased to 6.8%, its highest level in 16 years. In 2018, Mexican GDP increased 2.0% and inflation decreased to 4.8%. In 2019, Mexican GDP decreased 0.1% and inflation decreased to 2.8%. In 2020, Mexican GDP decreased 8.5% and inflation increased to 3.2%. In 2020, the outbreak of COVID-19 adversely affected the economy and financial markets of Mexico and its trading partners. While Mexican GDP did increase quarter-over-quarter in both the third and fourth quarters of 2020, the extent to which the COVID-19 outbreak will continue to impact the Mexican economy is uncertain, as is the extent of further Mexican economic recovery, if any.

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

Then on November 24 and 25, 2018, López Obrador and Morena held another such referendum. During this second referendum, voters approved the construction of a railway, labeled the Mayan Train, that would link Mayan archaeological and tourist sites in five southeastern states—Campeche, Chiapas, Quintana Roo, Tabasco and Yucatan. The Mayan Train was envisaged to be a four-year project costing U.S.$7.4 billion which will connect Palenque with Cancún. A series of protests and legal challenges have slowed the completion of the Mayan train, which the Mexican government now expects to complete in 2023. We cannot assure you that the construction of the Mayan Train or any uncertainty around its construction will not impact the passenger traffic at our Mexican airports.

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

Mexican congressional elections also took place in July 2018, and Morena obtained an absolute majority as a result of its strategic coalition with the Labor Party (Partido del Trabajo) and the Social Encounter Party (Partido Encuentro Social). The coalition was known as “Together we will make history” (Juntos Haremos Historia). Mexico’s next federal legislative election will be in June 2021. Morena may gain an absolute majority of the legislature, which could result in further reforms and secondary legislation of key sectors of the Mexican economy, such as the energy sector.

On March 9, 2021, certain amendments to the Mexican Power Industry Law (Ley de la Industria Eléctrica) (“LIE”) were enacted into law (the “LIE Decree”), pursuant to an initiative submitted by the Mexican President on January 29, 2021 (the “LIE Initiative”). The LIE Decree was approved by the Mexican Congress in almost the exact same terms as submitted by the LIE Initiative. The LIE Initiative sought to reverse the “Energy Reform” implemented since December 2013, which the LIE Initiative argued left the Mexican Federal Electricity Commission (Comisión Federal de Electricidad) (“CFE”) “fractured” and “almost in ruins,” and therefore in need of strengthening by Mexico’s Federal Executive Branch.

On this basis, the LIE Decree established, among others, the following amendments to the LIE: (i) the elimination of the obligation of the CFE Basic Services Supplier (CFE Suministrador de Servicios Básicos) to enter into power hedging agreements exclusively through public bids (subastas); (ii) an order directing the Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”) to revoke self-supply permits, in cases in which they were obtained through acts constituting fraud, which, in the opinion of the Federal Executive Branch of Mexico, include permits granted not for the production of power for self-consumption, but for satisfying the energy needs of third parties and creating a parallel electricity market; and (iii) a review of the legality and profitability for the Mexican federal government of the Power Generation Capacity Commitments and Power Purchase Agreements entered into by the CFE with independent power producers under the Public Power Service Law (Ley del Servicio Público de Energía Eléctrica) (“LSPEE”).

On March 11, 2021, the Second District Court for Administrative Matters Specialized in Economic Competition, Broadcasting and Telecommunications, with residence in Mexico City and jurisdiction throughout Mexico, reviewed a legal challenge against acts of authority called an “amparo proceeding” and granted to a plaintiff the provisional suspension, with general effects, of the LIE Decree. Over 80 similar legal challenges have also resulted in suspensions of the LIE Decree with general effects. Accordingly, the effects and consequences of the LIE Decree will not be produced and it cannot be temporarily implemented by the authorities of the sector.

As a result, for purposes of legal certainty in Mexico, per the request of such Second District Court for Administrative Matters Specialized in Economic Competition, Broadcasting and Telecommunications, on March 24, 2021, the Mexican Ministry of Energy (Secretaría de Energía) published in the Federal Official Gazette (DOF) an official resolution to (i) suspend all effects and consequences derived from the LIE Decree, and (ii) provisionally reestablished the validity of certain provisions and articles, as well as the transitory regime, of the LIE prior to the entry into force of the amendments contained in the LIE Decree.

As with other measures aimed at reversing the Energy Reform, the Mexican government continues to issue new rules that may be challenged as unconstitutional and could disproportionately benefit the CFE to the detriment of its competitors.

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

In addition, in recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, and revised NAFTA (also called the United States - Mexico - Canada Agreement, or USMCA), and increased economic activity between the two countries. Therefore, adverse economic conditions in the United States, the termination of USMCA or other related events could have a material adverse effect on the Mexican economy. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially and adversely affect our business, financial condition or results of operations.

The election of President of the United States may create uncertainty for relations between Mexico and the United States, and could have a material adverse effect on our business, financial condition and results of operations.

On January 20, 2021, Joseph R. Biden was sworn into office as the President of the United States. President Biden’s predecessor expressed an intention to make changes related to immigration and trade, including the renegotiation of NAFTA. While President Biden has expressed different intentions than his predecessor and has reversed certain of the enforcement efforts implemented by his predecessor in connection with immigration policy, the effect of the change in President of the United States on relations between Mexico and the United States is not clear. The United States is Mexico’s primary trading partner, and receives over 80 percent of Mexico’s total exports. Weakened trading ties between Mexico and the United States could hurt industrial growth in the Mexican economy.

Negotiators for Mexico, the United States and Canada announced an agreement in September 2018, whereby certain aspects of NAFTA would be modified. The modifications include, among others, minimum wages rules for the automotive sector, greater access to Canadian dairy markets, and extension of copyright protections to 70 years beyond the life of the author. In addition, the revised NAFTA updates (for US and Mexico only) NAFTA’s Chapter 11 investor-state dispute settlement procedures. The revised NAFTA was ratified by the United States, Mexico and Canada, and came into effect on July 1, 2020. The revised NAFTA includes a 16-year “sunset” clause, meaning the terms of the agreement expire after a set period of time, as well as being subject to a review every six years, at which point the United States, Mexico, and Canada can decide to extend the revised NAFTA or not. If the revised NAFTA or USMCA is terminated or otherwise modified, such termination or modification could materially impact Mexico’s aviation sector. While it is difficult to predict their scope and effect, such changes could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market price of our ADSs.

The election of President Biden in 2020 and any attempt by him to implement changes to United States-Mexico policy, including actions to withdraw from or materially modify NAFTA or USMCA, and to implement immigration reform, could have a material adverse effect on our business, financial condition or results of operations.

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

Security risks in Mexico could increase, which could adversely affect our operations.

In recent years, Mexico has experienced a period of increased criminal activity and violence, primarily due to organized crime. Increasing violence among criminal organizations, particularly drug traffickers, and clashes between these and Mexican civilian and military personnel, or increases in other types of crime, are a risk to our business and could negatively impact our performance. In addition, perceptions about crime in Mexico and violence related to drug trafficking may also have an adverse effect on our business as they may decrease the international passenger traffic directed to Mexico or the domestic passenger travel using our airports in affected states.

On September 8, 2020, the U.S. State Department issued a Level 3 travel advisory to reconsider travel to Mexico due to COVID-19, and recommended exercising increased caution in Mexico due to crime and kidnapping, as some areas have increased risk. Historicallly, the regions in which we operate have not experienced the violence experienced in other parts of Mexico and none of the Mexican states in which we operate were cited as “do not travel to” or “reconsider travel to” zones in the September 8, 2020 travel advisory. However, we cannot guarantee that violence will not increase in, or that the U.S. State Department will not issue travel advisories for, the Mexican states in which we operate.

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

In June 2018, Ivan Duque, a center-right politician, was elected president of Colombia, and took office in August 2018. It is uncertain how the Duque government will impact certain policies, particularly with respect to guerrilla and paramilitary groups. In addition, beginning in November 2019, Colombia has experienced civic unrest in the form of a national strike and anti-government protests. Demonstrators have protested for a variety of reasons, including opposition to certain economic and political reforms proposed by the Duque administration, corruption, the implementation of the peace agreement and the lack of safety and security provided to human rights defenders, and have demanded reforms related to pensions, access to education, environmental protection and inequality, among others. While protests were dampened during 2020, it is not clear if the protests will resume if COVID-19 restrictions or concerns are weakened. As such, our Colombian operations could be adversely impacted by rapidly changing economic, political and social conditions in Colombia and by the Colombian government’s response to such conditions. Additionally, any changes in the ruling government, regulations or policies relating to aeronautical services or investment, or shifts in political attitudes in Colombia are beyond our control.

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

We will be classified as a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income for the taxable year consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2020 and do not expect to be a PFIC in the current year or the reasonably foreseeable future. PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC.

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

FORWARD LOOKING STATEMENTS

This Form 20-F contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

·	projections of operating revenues, operating income, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

·	statements of our plans, objectives or goals,

·	statements about our future economic performance or that of Mexico or other countries in which we operate, and

·	statements of assumptions underlying such statements.

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

ITA paid the Mexican government a total of Ps.1,165.1 million (nominal pesos, excluding interest) (U.S.$120.0 million based on the exchange rates in effect on the dates of payment) in exchange for:

·	45,000,000 Series BB shares representing 15.0% of our outstanding capital stock (as of the date hereof, Series BB shares represent 7.65% of our outstanding capital stock following the conversion described below),

·	three options to subscribe for newly issued Series B shares, all of which have expired unexercised, and

·	the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement, a technical assistance agreement and a shareholders’ agreement under terms established during the public bidding process. These agreements are described in greater detail under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for United States inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement). The agreement was amended in 2012 to provide for quarterly payments of the fee. The fixed dollar amount decreased during the agreement’s initial five years. The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002. Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the United States consumer price index) as from the first anniversary of the technical assistance agreement. In 2020, the fixed amount was U.S.$3.1 million. We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. In 2018, 2019 and 2020, the technical assistance costs were Ps.386.2 million, Ps.404.1 million and Ps.175.6 million, respectively, greater than the fixed costs of Ps.59.4 million, Ps.58.4 million, and Ps.62.4 million respectively, for the same periods.

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

Investment in Luis Muñoz Marín International Airport

On July 11, 2012, Aerostar, a joint venture between our Cancún airport subsidiary and Oaktree Capital, submitted a successful bid for a concession to operate the LMM Airport. On February 27, 2013, the transaction was completed and Aerostar began operating the LMM Airport. On May 26, 2017, we acquired an additional 10% membership interest in Aerostar, pursuant to a Membership Interest Purchase Agreement, giving us a majority stake in the joint venture. In addition, Oaktree Capital sold its remaining 40.0% interest in Aerostar to PSP Investments, through its wholly-owned subsidiary AviAlliance, pursuant to a separate Membership Interest Purchase Agreement. Our Cancún airport subsidiary owns 60.0% of Aerostar’s outstanding membership interests, which it has pledged on a non-recourse basis to secure up to U.S.$410.0 million of indebtedness incurred by Aerostar to pay the upfront leasehold fee, fund capital expenditures and for working capital purposes. As member of Aerostar, our Cancún airport subsidiary is entitled to distributions. However, pursuant to the terms of Aerostar’s debt, distributions are permitted only when Aerostar is in compliance with certain conditions. Additionally, our Cancún airport subsidiary made a U.S.$100.0 million subordinated shareholder loan to Aerostar on February 22, 2013 to partially fund the cost of acquiring the concession to operate the LMM Airport and it is entitled to cash interest payments on this loan whenever certain conditions are met, including that dividends are permitted to be paid. Cash interest on the shareholder loan is paid in preference to any dividends that may be payable. When cash interest payments are not permitted, interest on this loan is capitalized. As of December 31, 2020, the remaining balance on this loan was U.S.$5.2 million, including capitalized interest.

Acquisition of Colombian Airports

In the spring of 2017, we, through our Cancún airport subsidiary, entered into agreements to acquire a controlling interest in Airplan and Oriente. In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of a 92.42% stake in Airplan. Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín, the José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal. On May 25, 2018, we increased our ownership stake in Airplan to 100% by acquiring an additional 7.58% of Airplan’s capital stock. We terminated our agreement to purchase Oriente in 2018.

We purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan. We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan from BBVA Bancomer in April 2017 to pay the balance of the purchase price. The loan had a term of one year and an interest rate calculated on the basis of the 28-day TIIE plus 0.60% from July 31 to October 31, 2017; TIIE plus 0.85% from October 31, 2017 to January 31, 2018; TIIE plus 1.10% from January 31 to April 30, 2018 and TIIE plus 1.60% from April 30 to July 31, 2018. This loan was paid in October 2017, and we, through our Cancún airport subsidiary, concurrently incurred two loans of Ps.2,000.0 million each, one with BBVA Bancomer and the other with Banco Santander.

Master Development Programs in Mexico

Under the terms of our Mexican concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan covers a 15-year period and includes investment commitments for the regulated part of our business (including certain capital expenditures and improvements) for the succeeding five-year period and investment projections for the regulated part of our business (including certain capital expenditures and improvements) for the remaining 10 years (indicative investments). Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our Mexican concessions. Committed investments are minimum requirements, and our capital expenditures may exceed our investment commitments in any period. In June 2018, the Ministry of Communications and Transportation approved each of our current updated master development plans. These plans are in effect from January 1, 2019 to December 31, 2023. In September 2020, the Ministry of Communications and Transportation approved the deferral of Ps.2,292.4 million of committed investments for projects contained in the master development plans and authorized for 2020 to the year 2021, due to the health emergency generated by COVID-19. Additionally, on October 29, 2020, we filed a request with the Ministry of Communications and Transportation for an extraordinary review of the Mexican maximum rates, which was approved on April 7, 2021, and resulted in a reduction in committed investments and an increase in the Mexican maximum rates in the master development plans for the years 2021 to 2023.

The following table sets forth our committed investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2019		2020		2021		2022		2023		Totals

	(millions of constant Mexican pesos as of December 31, 2020)(1)
Cancún	1,243.4	(2)	1,772.1	(2)	1,387.6	(2)	849.1	(2)	213.0	(2)	5,465.2	(2)
Cozumel	36.8		67.4		111.6		66.5		23.3		305.6
Huatulco	210.2		100.5		76.2		92.0		87.6		566.5
Mérida	426.8		656.6		736.2		386.0		14.4		2,220.0
Minatitlán	37.4		25.3		51.4		18.1		8.4		140.6
Oaxaca	89.9		183.7		121.8		57.4		20.4		473.2
Tapachula	13.9		9.4		264.4		231.4		34.2		553.3
Veracruz	104.9		130.6		155.4		58.0		28.4		477.3
Villahermosa	119.3		126.8		159.6		35.3		27.7		468.7
Total	2,282.6		3,072.4		3,064.2		1,793.8		457.4		10,670.4

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2020, we have invested Ps.3,072.4 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
Airport	January 1, 2019-December 31, 2023		January 1, 2024-December 31, 2028	January 1, 2029-December 31, 2033

	(millions of constant Mexican pesos as of December 31,2020)(1)
Cancún	5,462.2	(2)	6,639.6	5,067.8
Cozumel	305.6		377.1	222.0
Huatulco	566.5		388.3	246.1
Mérida	2,220.0		892.1	387.5
Minatitlán	140.6		207.2	85.6
Oaxaca	473.2		291.4	204.8
Tapachula	553.3		135.9	151.4
Veracruz	477.3		465.4	372.2
Villahermosa	468.7		432.9	360.5
Total	10,670.4		9,829.9	7,097.9

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2020, we have invested Ps.3,072.4 million (which is included in the investment commitments for this period shown above).

BUSINESS OVERVIEW

We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our Mexican concessions include the concession for Cancún International Airport, which was the second busiest airport in Mexico in 2020 in terms of passenger traffic, and the busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation. We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

We own a controlling interest in Airplan. Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín, the José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal.

In addition, our subsidiary Aerostar holds a lease to operate, maintain and develop the LMM Airport, in San Juan, Puerto Rico, for an initial term of forty (40) years from February 27, 2013 (the “LMM Lease”).

Mexico

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top 10 countries worldwide in terms of foreign visitors, with approximately 44 million visitors in 2019, and 24.8 million visitors in 2020, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2019 and first in 2020 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2020, according to the Mexican Ministry of Tourism. Cancún International Airport represented 75.8%, 74.6% and 74.2% of our Mexican passenger traffic volume and 81.4%, 77.1% and 70.8% of our Mexican revenues in 2018, 2019 and 2020, respectively. As of December 31, 2020, Cancún had 35,075 hotel rooms, according to the Mexican Ministry of Tourism. We believe that Cancún International Airport benefits from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas. According to the Mexican National Trust for Tourism Development, the Mayan Riviera had 45,658 hotel rooms as of December 31, 2020.

Our Mexican airports served approximately 33.2 million passengers in 2018, approximately 34.2 million passengers in 2019 and approximately 16.5 million passengers in 2020. For year-by-year passenger figures, see “Item 4. Information on the Company—Business Overview—Our Mexican Airports.”

The United States currently is a significant source of passenger traffic volume in our Mexican airports. In 2018, 2019 and 2020, international passengers represented 52.3%, 51.2% and 44.1% respectively, of the total passenger traffic volume in our Mexican airports. In 2018, 2019 and 2020, 58.4%, 55.7% and 66.2%, respectively, of the international passengers in our Mexican airports traveled on flights originating in or departing to the United States. As of December 31, 2020, 3 Mexican and 15 international airlines, including United States-based airlines such as American Airlines and United Airlines, operated flights, directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines), that originated from or departed for the United States at our Mexican airports.

The following table sets forth our revenues from our Mexican operations for the period presented.

	Year ended December 31,
	2018		2019		2020

	(thousands of Mexican pesos)
Revenues:
Aeronautical Services	Ps.	5,965,545	Ps.	6,334,890	Ps.	3,115,335
Non-Aeronautical Services		4,170,319		4,380,821		2,517,816
Construction Services		263,395		725,047		3,296,482
Total		10,399,259		11,440,758		8,929,633

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

Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services. Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense. Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft. In 2018, 2019 and 2020, 58.0%, 57.1% and 42.9% of our consolidated revenues, respectively, were derived from aeronautical services.

Passenger Charges

At our Mexican airports, we collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline. As of January 2021, the charge for international passengers was U.S.$22.52, U.S.$29.48, U.S.$25.86, U.S.$27.93, U.S.$24.40, U.S.$23.28, U.S.$25.86, U.S.$25.00and U.S.$25.00 for the Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa Airports, respectively. As of January 2021, the charge for Mexican domestic passengers was Ps.153.45, Ps.181.90, Ps.353.45, Ps.370.26, Ps.428.02, Ps.425.86, Ps.462.07, Ps.375.86 and Ps.366.38 for the Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa Airports, respectively. International passenger charges are currently dollar-denominated, but generally collected in Mexican pesos based on the average exchange rate during the month prior to the flight. Mexican domestic passenger charges are peso-denominated. In each of 2018, 2019 and 2020, passenger charges at our Mexican airports represented 53.7%, 53.1% and 45.4%, respectively, of our aeronautical revenues and 31.2%, 30.3% and 19.5%, respectively, of our total consolidated revenues. From time to time, including in 2020, we have offered discounts on passenger charges at certain of our airports.

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

Non-aeronautical Services

General

At our Mexican airports, non-aeronautical services have historically generated a proportionately smaller portion of our revenues, but have become an increased source of revenues in recent years. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2018, 2019 and 2020, 33.1%, 33.0% and 25.4% of our consolidated revenues, respectively, were derived from commercial revenues from our Mexican airports as defined under the Mexican Airport Law and from our international airports (Puerto Rico and Colombia) since June 1, 2017 and October 29, 2017, the dates on which we began consolidating the results of Puerto Rico and Colombia, respectively.

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

In 2013, we opened 27 commercial spaces, including 21 in Cancún, two in Villahermosa, one in Veracruz, one in Cozumel and two in Oaxaca. In 2014, we opened 52 commercial spaces, including 32 in Cancún, four in Mérida, three in Villahermosa, two in Veracruz, five in Cozumel, three in Oaxaca, two in Huatulco and one in Minatitlán. In 2015, we opened 19 commercial spaces, including 14 in Cancún, one in Mérida, one in Veracruz, one in Oaxaca, one in Huatulco and one in Minatitlán. In 2016, we opened 21 commercial spaces, including 10 in Cancún, two in Mérida, one in Villahermosa, six in Veracruz and two in Huatulco. In 2017, we opened 67 commercial spaces, including 64 in Cancún, one in Oaxaca and two in Huatulco. In 2018, we opened 22 commercial spaces, including 15 in Cancún, 3 in Cozumel, 3 in Oaxaca, and one in Tapachula. In 2019, we opened 7 commercial spaces, all in Cancún. In 2020, we opened four commercial spaces, including one in Cancún, one in Mérida and two in Oaxaca.

Within our nine Mexican airports, we leased 615 commercial premises through 281 contracts with tenants as of December 31, 2020, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenants in terms of occupied space and revenue in 2020 were Aldeasa and Controladora Mera and its affiliates.

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

Automobile Parking and Ground Transport

Each of our Mexican airports has public car parking facilities consisting of open-air parking lots. The only Mexican airport at which we do not charge parking fees is Cozumel. Revenues from car parking at our Mexican airports currently are not regulated, although they could become regulated upon a finding by the COFECE that there are no competing alternatives. On August 21, 2019, the Board of Commissioners of COFECE in Mexico notified our Cancún airport subsidiary of a decision issued on July 25, 2019, which provides for: (i) administrative liability for monopolistic practices (as described in Article 56, Section V of the LFCE (refusal of access)) and (ii) a fine of Ps.73 million. We believe we have sufficient grounds for defense and have appealed COFECE’s decision.

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

To comply with these directives, we reinforced security by:

·	increasing and improving the security training of Mexican airport personnel,

·	increasing the supervision and responsibilities of both our security personnel and airline security personnel that operate in our Mexican airports,

·	issuing new electronic identification cards to Mexican airport personnel,

·	reinforcing control of different access areas of our Mexican airports, and

·	physically changing the access points to several of the restricted areas of our Mexican airports.

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

In response to the COVID-19 pandemic, we have implemented, among others, the following measures:

·	installed disinfectant gel dispensers based on alcohol at a minimum of 70% in public areas and strategic points,

·	mandated the use of facemasks in all areas,

·	installed temperature checkpoints at entry points for passengers and airport personnel,

·	provided personal protection equipment (PPE) (facemasks, gloves, face shields) to all our airport personnel,

·	installed ozone air purifiers at key locations to minimize airborne viruses,

·	installed disinfectant mats to eliminate viruses and bacteria on footwear at the entrances to the terminals and offices,

·	installed floor markings to aid social distancing, added decals in our passenger benches to ensure safe spacing, and displayed COVID-19 and hygiene information throughout our airports,

·	installed protective acrylics to minimize the transmission routes of COVID-19 between passengers and personnel in the airport facilities, including at information modules and commercial areas, such as stores and rental companies,

·	installed acrylic screens at our offices as barriers to protect our workers and clients,

·	implemented periodic inspections through all areas to ensure that sanitary protocols are being followed and to identify additional areas of opportunity,

·	installed physical barriers to ensure entry only and exit only flows,

·	distributed the questionnaire for the “Identification of Risk Factors in Travelers” in paper and electronic form,

·	increased the cleaning and sanitation cycles in all areas of our facilities, including through the increased use of disinfectants and the daily cleaning of transport equipment,

·	installed trash cans for the exclusive deposit of waste PPE,

·	established guidelines for effective, efficient and recurrent supervision of compliance with health measures to prevent the spread of COVID-19,

·	reduced capacity within all business premises to allow for appropriate physical spacing,

·	displayed COVID-19 information, including national and international regulations regarding the pandemic and other relevant information, on all our airport information screens,

·	instituted work from home and staggered activity policies in certain departments,

·	circulated to airport personnel informational materials on preventive measures and questionnaires to detect health risks,

·	limited meetings and gatherings in our airports, and

·	required COVID-19 trainings and courses for all ASUR personnel.

Fuel

As part of the amendments that opened Mexico’s airports to private investment, all airport property and installations related to the supply and storage of aircraft fuel were retained by the Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares) considering that concession holders were forbidden to provide such services. Pursuant to our Mexican concessions, the Mexican Airport and Auxiliary Services Agency entered into several agreements, under which it was obligated to pay to each of our subsidiary concession holders a fee for access to our facilities equivalent to 1.0% of the service charge for fuel supply. As of January 1, 2015, and as a result of certain structural reforms in Mexico’s constitutional and regulatory framework in connection with, among other things, the energy sector, private parties are now eligible to store, commercialize, distribute and supply fuel in airports to air carriers and third-party service providers of non-aeronautical services. In order to store, commercialize, distribute and supply fuel in airports, the eligible private parties are required to obtain the relevant permit from the Energy Regulatory Commission (Comisión Reguladora de Energía). In addition, third-party service providers of non-aeronautical services are required to obtain a favorable opinion from the Mexican Ministry of Energy (Secretaría de Energía), the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) and the office of Mexico’s attorney general in order to be able to acquire such fuel. As of April 6, 2021, one third-party service provider is currently selling fuel at our Mexican airports.

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

Our Mexican Airports

In 2020, our Mexican airports served a total of 16.5 million passengers, 44.1% of which were international passengers. In 2020, Cancún International Airport accounted for 74.2% of our Mexican passenger traffic volume and 70.8% of our Mexican revenues.

All of our Mexican airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our Mexican airports based on flight origination or destination.

	Passengers by Flight Origin or Destination(1)
	Year ended December 31,
	2016	2017	2018	2019	2020	Percentage of total 2020

	( in thousands )
Región
Mexico(2)	13,330	14,755	16,269	17,112	9,423	57.1%
United States	9,441	10,087	10,165	9,741	4,818	29.1%
Canada	2,071	2,244	2,449	2,701	1,110	6.7%
Europe	1,764	1,912	2,043	2,102	454	2.7%
Latin America	1,801	2,055	2,321	2,506	724	4.4%
Total	28,407	31,053	33,247	34,162	16,529	100.0%

(1)	Figures exclude passengers in transit and private aviation passengers.
(2)	Figures include international passengers on domestic flights; in 2020, such passengers accounted for 2.4% of all Mexican domestic passengers.

In 2018, 2019 and 2020, 59.9%, 59.3% and 56.8%, respectively, of our Mexican domestic passengers traveled to or from Mexico City.

The following table sets forth the total traffic volume and air traffic movements in our nine Mexican airports for the periods presented.

	Airport Traffic
	Year ended December 31,
	2016	2017	2018	2019	2020

	( in thousands )
Passengers:
Total	28,407.0	31,052.6	33,247.3	34,161.9	16,528.7
Air Traffic Movements
Total	316.2	328.8	342.1	335.5	205.6

The following table sets forth the passenger traffic volume for each of our Mexican airports during the periods indicated:

	Passenger Traffic
	Year ended December 31,
	2016	2017	2018	2019	2020

	( in thousands )
Cancún	21,415.8	23,601.5	25,202.0	25,482.0	12,259.1
Mérida	1,944.8	2,148.5	2,451.6	2,790.7	1,297.3
Veracruz	1,315.9	1,368.0	1,488.6	1,475.6	721.2
Villahermosa	1,240.8	1,260.3	1,227.7	1,245.0	638.5
Oaxaca	746.9	862.3	951.0	1,196.3	590.8
Huatulco	662.8	776.6	819.3	892.3	402.7
Cozumel	538.1	541.6	579.7	546.4	268.3
Tapachula	308.8	292.6	330.6	385.5	280.5
Minatitlán	233.2	201.2	196.8	148.2	70.3
Total	28,407.1	31,052.6	33,247.3	34,162.0	16,528.7

The following table sets forth the air traffic movements in each of our Mexican airports during the periods indicated:

	Air Traffic Movements by Airport(1)
	Year ended December 31,
	2016	2017	2018	2019	2020
Cancún	171,979	181,105	190,187	183,840	106,678
Mérida	37,050	43,362	50,091	52,341	33,662
Veracruz	27,528	24,659	27,200	24,662	14,624
Villahermosa	21,615	21,372	18,246	18,849	14,049
Oaxaca	17,312	19,276	18,635	20,834	11,804
Cozumel	15,858	15,092	15,065	12,624	9,285
Tapachula	9,373	9,749	8,867	8,603	7,983
Huatulco	8,892	9,486	9,356	10,098	5,178
Minatitlán	6,631	4,747	4,405	3,613	2,329
Total	316,238	328,848	342,052	335,464	205,592

(1)	Includes departures and landings.

The following table sets forth the air traffic movements in our Mexican airports for the periods indicated in terms of commercial, charter and general aviation:

	Air Traffic Movements by Aviation Category
	Year ended December 31,
	2016	2017	2018	2019	2020
Commercial Aviation	264,293	277,504	285,163	280,635	162,859
Charter Aviation	5,895	3,323	3,606	2,534	1,650
General Aviation(1)	46,050	48,021	53,283	52,295	41,083
Total	316,238	328,848	342,052	335,464	205,592

(1)	General aviation generally consists of small private aircraft.

Cancún International Airport

Cancún International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2020, Cancún International Airport was the second busiest airport in Mexico in terms of passenger traffic and the busiest in terms of international passengers in regular service, according to the General Office of Civil Aviation, Mexico’s federal authority on aviation. The airport is located approximately 16 kilometers (10 miles) from the city of Cancún, which has a population of 911,503. A substantial majority of the airport’s international passengers (58.2% in 2018, 55.6% in 2019 and 66.5% in 2020) began or ended their travel in the United States. The airport’s most important points of origin and destination are Mexico City, Monterrey, Guadalajara, Dallas and Chicago. Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the economies of the United States or Mexico” and “Item 3. Key Information—Risk Factors— Risks Related to Our Operations—The COVID-19 pandemic has had and could continue to have a negative impact on our operations.”

During 2020, approximately 12.3 million passengers traveled through Cancún International Airport, principally through Terminal 2, Terminal 3, which was opened in May 2007 and Terminal 4, which was opened in Nov 2017. After having closed in October 2005 following Hurricane Wilma, Terminal 1 was reopened in November 2013 to service an increased flight schedule of low-cost airlines such as VivaAerobus and MagniCharters.

Cancún is located in the state of Quintana Roo. Cancún and its surroundings were the most visited international tourism destination in Mexico in 2020, according to the Mexican Ministry of Tourism. According to the Mexican National Trust for Tourist Development, the Cancún area had 35,075 hotel rooms as of December 31, 2020. Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún International Airport. By air, Cancún is approximately one and a half to five hours from most major cities in the United States and 10 to 13 hours by air from most major European cities.

Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancún International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican National Trust for Tourism Development, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of 80,733 hotel rooms as of December 31, 2020.

Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business is highly dependent upon revenues from Cancún International Airport.”

The airport’s facilities include a total of 66 aircraft parking stands, 18 of which are remote aircraft parking stands. Terminal 1 (the charter and low-cost airline terminal), Terminal 2 (the old main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the terminal that commenced operations in May 2007 as described below), Terminal 4 (the terminal that commenced operations in November 2017 as described below) and a general aviation building that handles private aircraft. The airport has 66 gates, 38 of which are accessible by passenger walkways. Terminal 1 has 7 contact gates. Terminal 2 has 9 gates accessible by passenger walkways, 3 contact gates and 10 remote gates. Terminal 3 has 17 boarding gates accessible by passenger walkways and 6 remote gates. Terminal 4 has 12 boarding gates accessible by passenger walkways and 2 remote gates. The airport has 558 retail outlets located throughout Terminals 1, 2, 3 and 4 and one bank branch located in Terminal 2.

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

Terminal 4 opened in November 2017. Equipped with a total of 12 boarding gates, Terminal 4 can cater to up to nine million domestic and international passengers a year. As of December 31, 2020, the terminal has increased the airport's passenger handling capacity to 32 million passengers per year. While full completion of the terminal will further increase the capacity to 40 million passengers per year, the timing of full completion will depend on whether our request to the Ministry of Communications and Transportation for an extraordinary review of the Mexican maximum rates is approved. On April 7, 2021, the extraordinary review of the Mexican maximum rates was approved, and consequently, the Airport's passenger handling capacity is now 34.6 million.

Terminal 4 is located to the west of the existing airport facilities, between runway ends 12L and 12R.  The terminal building currently has a surface area of more than 64,000 square meters, as well as 10 security filters and 12 aircraft parking stands, each with its own boarding bridge.  Terminal 4 has been designed to be easily expandable when capacity increases are required, without causing disruption in day-to-day operations, and will maintain separate passenger flows for domestic and international passengers.  In addition, the terminal has a multi-level floor plan, with the upper level reserved for departing passengers and the mezzanine and lower levels for arriving passengers. The new terminal consists of ten buildings with two-level double height spaces and a mezzanine level. The international terminal, which partners with Mexican domestic airline AeroMéxico, was moved to Terminal 2 on October 15, 2020, and features 2,540 square meters of retail space with seven duty-free stores.

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

Due to the health emergency due to COVID-19, Terminal 2 closed on April 14, 2020 and reopened on July 14, 2020 and Terminal 3 closed on April 18, 2020 and reopened on October 27, 2020.

Mérida International Airport

Mérida International Airport serves the inland city of Mérida, which has a population of 995,129 , and surrounding areas in the state of Yucatán. Mérida International Airport ranked second among our Mexican airports in 2020 in terms of passenger traffic. The substantial majority of this airport’s passengers are domestic. The airport’s primary point of origin and destination is Mexico City. In 2020, approximately 1.3 million passengers traveled through Mérida International Airport.

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

In 2018, 2019 and 2020, 22,648, 22,444 and 20,074 metric tons of cargo, respectively, were transported through Mérida International Airport, making it our leading airport in terms of cargo volume. In 2018, 2019 and 2020, Mérida represented 32.6%, 34.7% and 42.9%, respectively, of our total cargo volume.

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

In December 2017, an area of 78,000 square meters was judicially delivered to us as part of the final judgment. Then in May 2018, we recovered full possession of the building leased to customs agents. However, despite two judgments in our favor, as of April 6, 2021, the return of 14,000 square meters currently in the possession of GDS remains pending.

On December 15, 2020, we petitioned the District Court of Mérida regarding the failure of voluntary delivery by GDS of the remaining property. On January 14, 2021, the District Court of Mérida published an opinion stating that the remaining property had not been delivered to us. We subsequently petitioned the Ninth Civil Court of Mexico City to order the forced delivery of the remaining property to us. The Ninth Civil Court of Mexico City is currently considering our request.

In addition to the business formerly operated by GDS, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009. Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

Cozumel International Airport

Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2020, 268,290 passengers traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 4.3 million, 4.6 million and 1.1 million cruise ship visitors in 2018, 2019, and 2020 respectively. Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers. The airport’s most important points of origin and destination are Dallas and Mexico City. The island of Cozumel has a population of 88,626.

The airport has a commercial runway with a length of 2,700 meters (1.7 miles). The airport has one main commercial terminal with six boarding positions and a total area of 12,071 square meters (approximately 129.93 thousand square feet). The airport also has a general aviation building for small private aircraft. There are currently 40 businesses operating at Cozumel International Airport.

Villahermosa International Airport

Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of 1,141,713. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry. During 2020, the airport served approximately 638,477 passengers, substantially all of which arrived on domestic flights. The airport’s most important points of origin and destination are Mexico City and Monterrey.

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

Oaxaca International Airport

Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of 459,392. The airport served 590,778 passengers in 2020, most of which were domestic. The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport’s most important point of origin and destination is Mexico City and Tijuana.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with six contact positions. The airport also includes a general aviation building for small private airplanes with 38 positions and two additional positions for helicopters. There are currently 27 businesses operating at Oaxaca International Airport.

Veracruz International Airport

Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of 751,759. Veracruz is one of the busiest ports in Mexico, accounting for 14.8% of all commercial traffic in Mexican ports, and is the location of the country’s largest container terminal. According to the Mexican Bureau of Ports, Veracruz accounted for 9.8% of all waterborne cargo handled by Mexican ports in 2020. In 2020, the airport served approximately 721,159 passengers. Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important points of origin and destination are Mexico City, Monterrey and Cancún.

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

Huatulco International Airport

Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast. Huatulco has a population of 50,862, and was first developed as a tourist resort in the late 1980s. The airport served 402,728 passengers in 2020, most of which were domestic. The substantial majority of the airport’s passengers are international tourists, although the majority arrive through domestic flights and are classified as domestic passengers because of their connection in Mexico City. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 3,000 meters (1.9 miles). It was extended from a previous length of 2,700 meters (1.7 miles). The airport’s terminal has seven remote positions. The airport has a general aviation building for small private airplanes with 22 positions. There are currently 35 businesses operating at Huatulco International Airport.

Tapachula International Airport

Tapachula International Airport serves the city of Tapachula, which has a population of 353,706, and the state of Chiapas. In 2020, the airport served 280,475 passengers, substantially all of which were domestic. The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one terminal with four remote boarding positions. The airport also has a general aviation building for small private aircraft with 19 positions. There are currently 23 businesses operating at Tapachula International Airport.

Minatitlán International Airport

Minatitlán International Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos in the state of Veracruz, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán. The metropolitan area comprised of these three cities has a population of 455,474. In 2020, the airport served 70,295 passengers. In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque. The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses. Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,100 meters (1.3 miles). The airport’s main terminal has four remote parking positions. The airport has a general aviation building for small private airplanes with 11 boarding positions and two additional positions for helicopters. There are currently 12 businesses operating at Minatitlán International Airport.

Other Mexican Properties

In October 2008, we purchased 130 hectares of land on the bay of Huatulco from FONATUR for Ps.286.3 million. We won the right to purchase the land through a public bidding process that was part of a program launched by the Mexican government to accelerate the development of Huatulco as a flagship city for Mexican tourism. Pursuant to the terms of the purchase agreement, we are required to construct at least 450, and no more than 1,300 hotel rooms. We will be considered to have satisfied our obligations under the purchase agreement when at least 80.0% of the construction on 450 hotel rooms is completed. On March 26, 2013, FONATUR relieved us of the obligation to submit architectural plans and begin and complete construction within a specific timeframe. On October 28, 2020, FONATUR agreed to purchase back the land for Ps.286.3 million. On February 19, 2021, we received the initial payment of Ps.50 million from FONATUR, at which point the obligations under the purchase agreement no longer had legal effect. Going forward, FONATUR is obligated to make the remaining payment of Ps.236.3 million before July 1, 2021 and we are obligated to deliver the land once FONATUR has paid in full. In the event of FONATUR’s nonpayment, we would have the right to demand FONATUR’s compliance with the repurchase and withhold conveying the land until payment is made.

Principal Air Traffic Customers of our Mexican Airports

As of December 31, 2020, 6 Mexican airlines and 57 international airlines operated flights at our nine airports (including airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.

VivaAerobus is the Mexican airline that operates the most flights at our Mexican airports. Among foreign airlines, American Airlines and United Airlines operate the greatest number of flights to and from our Mexican airports. In 2020, American Airlines and United Airlines accounted for 11.8% and 8.6%, respectively, of our revenues.

During late March 2019, Interjet experienced a series of flight delays and cancellations resulting in part from a shortage of employees to serve all of Interjet’s scheduled flights for the period. On December 11, 2020, Interjet stopped all flights and has not resumed operations.

The following table sets forth our principal air traffic customers at our Mexican airports based on the percentage of regulated revenues they represented for the years ended December 31, 2018, 2019 and 2020:

Principal Air Traffic Customers of our Mexican Airports

	Percentage of ASUR Mexico Revenues
	Year ended December 31,
	2018	2019	2020
Customer
American Airlines, Inc.	9.9%	9.4%	11.8%
Aeroenlaces Nacionales, S. A. de C. V. (VivaAerobus)	7.0%	8.2%	11.1%
Concesionaria Vuela Compañía de Aviación SAPI de CV (Volaris)	7.6%	8.1%	10.3%
United Airlines, Inc.	9.3%	9.0%	8.6%
Delta Air Lines Inc.	7.6%	6.8%	7.8%
Aerolitoral, S. A. de C. V. (Aeromexico Connect)	6.0%	5.5%	6.5%
Aerovías de México, S. A. de C. V. (Aeromexico)	4.9%	4.4%	5.5%
ABC Aerolíneas, S. A. de C. V. (Interjet)	10.4%	10.6%	5.0%
Southwest Airlines Co.	4.6%	4.2%	3.2%
Other	32.7%	33.8%	30.2%
Total	100.0%	100.0%	100.0%

The COVID-19 outbreak began in December 2019 and caused a significant reduction in passenger traffic at our Mexican airports starting in March 2020. During the second, third and fourth quarters of 2020, our passenger traffic in Mexico decreased 66.6% relative to the same period in 2019.

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

Currently, the Mayan Riviera is served primarily by Cancún Airport. In the context of the 2010 bidding process for the new Mayan Rivera airport, the Ministry of Communications and Transportation committed to adjust the master development plans and maximum rates for our airports within three months of the granting of a concession for the Mayan Riviera airport. We are unable to predict the effect that a new airport may have on our Mexican passenger traffic or operating results and the extent of any revisions to our master development plans or maximum rates if a new project is successfully carried out.

In October 2020, the Mexican President announced that as part of an effort to develop the southeast of Mexico, the Mexican Army will build and operate a new airport in the City of Tulum, State of Quintana Roo, with plans to commence operations in 2023. The Mexican government had previously secured a piece of land measuring approximately 1,500 acres where it will build the new airport, and has announced that the airport’s inauguration will coincide with the inauguration of the Mayan Train. The Mayan Train is a proposed intercity railway project that is set to connect airports and historic Mayan sites in Mexico, with rail coverage in the States of Chiapas, Yucatán and Quintana Roo. Construction of the new airport in Tulum is set to start in 2021.

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

Luis Muñoz Marín International Airport

We, through our Cancún airport subsidiary, own a 60.0 % interest in Aerostar, which was awarded the forty-year LMM Lease for the LMM Airport with an initial term beginning on February 27, 2013. The LMM Airport is located three miles outside of San Juan, Puerto Rico. It is the Caribbean’s largest and busiest airport, offering leisure and business travel to over 46 destinations. The LMM Airport serves the capital of San Juan and it is the primary gateway from Puerto Rico to international destinations and the mainland United States. The LMM Airport is ranked as the 19th largest medium hub facility and the 48th largest airport in the United States by the FAA based on number of enplanements, as of December 31, 2020. According to the PRPA, in 2018, 2019 and 2020, approximately 8.4 million passengers, 9.4 million passengers and 4.8 million passengers, respectively, traveled through the LMM Airport.

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

In 2017, LMM Airport opened eight commercial spaces. In 2018, eight commercial spaces were opened. In 2019, sixteen commercial spaces were opened. In 2020, no commercial spaces were opened.

Principal Air Traffic Customers of LMM Airport

As of December 31, 2020, 19 domestic and 12 international airlines were operating directly or through code-sharing arrangements, where two or more airlines share the same flight and each airline publishes and markets the flight under its own flight number, at LMM Airport. Some airlines serve both international and domestic destinations.

As of December 31, 2020, scheduled passenger air services at LMM Airport were provided by 27 airlines (together with regional affiliates and other partners).

The following table sets forth our principal air traffic customers at LMM airport based on the percentage of Puerto Rico regulated revenues they represented for the year ended December 31, 2020.

Principal Air Traffic Customers of LMM Airport

	Percentage of ASUR Puerto Rico Revenues
	Year ended December 31,
	2018	2019	2020
Customer
JetBlue Airways	29.0%	30.0%	24.0%
American Airlines	13.0%	11.0%	11.0%
Spirit Airlines	3.0%	6.0%	11.0%
Southwest Airlines	9.0%	8.0%	8.0%
Delta Air Lines Inc.	6.0%	6.0%	6.0%
United Airlines	5.0%	6.0%	6.0%
Frontier Airlines	3.0%	4.0%	5.0%
Fedex	3.0%	2.0%	4.0%
Copa Airlines	4.0%	4.0%	3.0%
Seaborne Virgin Islands	3.0%	3.0%	3.0%
United Parcel Services	2.0%	2.0%	3.0%
Other	20.0%	18.0%	16.0%
Total	100.0%	100.0%	100.0%

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

The COVID-19 outbreak began in December 2019 and caused a significant reduction in passenger traffic at LMM Airport starting in March 2020. During the second, third and fourth quarters of 2020, our passenger traffic in Puerto Rico decreased 63.0% relative to the same period in 2019.

In 2020, passengers at LMM Airport traveling to and from the mainland United States represented 93% of total passenger traffic. The LMM Airport’s passenger segments are primarily divided among leisure, visiting friends and relatives and business.

Aerostar’s Operating Agreement

In order to participate in the bidding process for the LMM Airport, our Cancún airport subsidiary entered into a joint venture with two of Oaktree’s infrastructure funds, Highstar Capital IV, L.P. (Highstar IV) and Highstar Aerostar Prism/IV-A Holdings, L.P. (Highstar Aerostar) and created Aerostar on March 14, 2012 for the purpose of leasing, developing, operating and managing the LMM Airport pursuant to the LMM Lease, the Airport Use Agreements and the terms of the contracts related to the LMM Airport assumed by Aerostar as of February 27, 2013.

On February 22, 2013, our Cancún airport subsidiary made a U.S.$100.0 million subordinated shareholder loan to Aerostar to partially fund the cost of acquiring the concession to operate the LMM Airport. This subordinated shareholder loan is now treated as an intercompany loan as we have consolidated Aerostar’s financial results into ASUR’s financial results. As of December 31, 2020, the remaining balance on this loan was U.S.$5.2 million, including capitalized interest.

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

The Amended and Restated Operating Agreement prohibits any member from directly or indirectly selling, exchanging, transferring, pledging, assigning or otherwise disposing of its membership units to any person, with the exception of transfers (i) between investment funds where, following such transfer, the ownership interests remain under common ownership management or control or (ii) of shares of any member or any parent of such member that is publicly traded on a national or international stock exchange, whether or not the transfer occurs on such stock exchange. Restrictions on transfers include, among others, that (i) the proposed transferee must execute and deliver to the management board an instrument agreeing to be bound by the terms of the Amended and Restated Operating Agreement, (ii) each other member has been consulted as to any transferee becoming a member of Aerostar, (iii) the transferee (a) may not be a strategic airport competitor of ASUR, (b) is not and has not been involved in corrupt activities, (c) has not publicly stated it is insolvent, (d) is able to pay its debts as they become due and (e) has not filed for or is subject to bankruptcy and (f) the transfer otherwise complies with the Amended and Restated Operating Agreement.

As a member of Aerostar, our Cancún airport subsidiary was required to make an initial capital contribution equivalent to (x) its proportionate share of the Leasehold Fee required under the LMM Lease, minus (y) any anticipated net cash proceeds of any debt financing incurred for the purpose of paying the Leasehold Fee, multiplied by (z) its membership percentage at least two business days prior to the Closing. Our Cancún airport subsidiary’s membership percentage at that time was 50.0%. Under the Amended and Restated Operating Agreement, our Cancún airport subsidiary is not required to make any additional capital contributions to Aerostar unless it is required to do so by the Amended and Restated Operating Agreement or such additional capital contributions are approved by the operating board of managers by supermajority vote. Additionally, if (i) during the terms of either the LMM Lease or the Airport Use Agreements, Aerostar requires additional financing to meet its obligations under these agreements or to ensure that it is not insolvent, and Aerostar is not able to obtain financing on terms acceptable to the managers, or (ii) Aerostar’s President and Chief Financial Officer reasonably determine that within thirty (30) days Aerostar will not have enough working capital to meet its current expenses, and the managers fail to agree by supermajority vote (a supermajority defined as a majority consisting of at least one manager designated by each member) that additional capital contributions are required, then the members are required to make such additional capital contributions, in proportion to their respective membership percentages, without the need for further action by the managers. If the managers agree or the President and CFO determine that additional capital contributions are needed, then the members must make such contribution within seven business days after the managers make the determination. To date, no additional capital contributions have been required. Our Cancún airport subsidiary is not entitled to receive interest on any capital contribution made to Aerostar.

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

All operating and management decisions relating to Aerostar, except for major decisions, require the approval of the majority of the votes of the managers. Senior officers, including the President, Chief Financial Officer, and Chief Operating Officer, may be removed or replaced at any time and for any reason by a majority of the board of managers, which we control. Certain major decisions require the supermajority vote of the operating board. These decisions include:

·	determining the amount of cash available for distributions and approving any distributions to be made to the members;

·	amending in a material way the LMM Lease to operate the LMM Airport, the Airport Use Agreements governing the Signatory Airlines’ use or the LMM Airport financing documents to which Aerostar is a party;

·	approving and implementing any incentive compensation, option or similar plan for officers or other employees of Aerostar;

·	approving Aerostar’s annual budget or any deviations from the set budgets by more than 5.0%, and the capital expenditure budget, any single capital expenditure in the budget greater than U.S.$2.5 million and any single deviation from the capital expenditure budget in excess of the lesser of 5.0% or U.S.$500,000;

·	material borrowings from third parties and material encumbrances;

·	affiliate transactions;

·	changing Aerostar’s corporate structure, business or business plans;

·	settle any material litigation;

·	sales of assets having a market value in excess of U.S.$50,000 or U.S.$500,000 in aggregate in any 12-month period;

·	the determination of the contents of, and approval of, a final “strategy document” for the company’s capacity enhancement plan;

·	making calls for additional capital contributions by the members;

·	any transaction to merge or consolidate Aerostar with another Person, any transaction to sell, transfer, assign, convey or otherwise dispose of all or substantially all of the assets or rights of Aerostar or any transaction to purchase all or substantially all of the assets or rights of any Person by Aerostar;

·	any proposal to liquidate or dissolve Aerostar or have it file for bankruptcy or initiate similar proceedings;

·	raising capital rights issues; and

·	commencing any legal proceedings on behalf of Aerostar against a member.

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

Colombia

Prior to the outbreak of COVID-19, Colombia was growing as an increasingly popular tourist destination in Latin America, while it attracted approximately 1.38 million international visitors in 2020, a 69.5% decrease compared to the same period in 2019, it attracted approximately 4.5 million international visitors in 2019, a 2.7% increase compared to the same period in 2018, according to the Colombian Ministry of Commerce, Industry and Tourism. In particular, Medellín and its outskirts, where we operate José María Córdova International Airport and Enrique Olaya Herrera Airport, is one of the most-visited cities in Colombia.

Our Colombian airports served approximately 10.6 million passengers in 2018, approximately 12.1 million passengers in 2019 and approximately 4.2 million passengers in 2020. For year-by-year passenger figures, see “—Our Colombian Airports.”

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

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft. Passenger charges are established and regulated by Aerocivil pursuant to Resolution 04530 of 2007. Pursuant to Aerocivil regulations and the concession agreement, José María Córdova, Montería and Quibdó Airports apply the same domestic passenger charge, Enrique Olaya Herrera Airport has its own domestic passenger charge and Carepa and Corozal apply the same domestic passenger charge. José María Córdova and Enrique Olaya Herrera Airports apply the same international passenger charge. International passenger charges are U.S. dollar denominated. As of January 15, 2021, the charge for international passengers was U.S.$42 for the José María Córdova and Enrique Olaya Herrera Airports. Colombian domestic passenger charges are Colombian peso denominated. As of January 15, 2021, the charge for Colombian domestic passengers was COP$17,200, COP$21,800, COP$17,200, COP$8,600, COP$17,200 and COP$8,600 for the José María Córdova, Enrique Olaya Herrera, Montería, Carepa, Quibdó and Corozal Airports, respectively.

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

Commercial Activities

Within our six Colombian airports, we leased 649 commercial premises through 433 contracts with local tenants as of December 31, 2020. Our most important tenants in terms of occupied space and revenue in 2020 were Aerovías del Continente Americano, S.A., AVIANCA, Duty Free Partners Colombia, S.A.S, Tampa Cargo, S.A.S, Organización Terpel, S.A., Marketmedios Comunicaciones, S.A., Mera Medellín, S.A.S, LASA, S.A., Global Lounge Colombia, S.A.S, Federal Express Corporation, SAPIA CI, S.A.S., EASYFLY S.A., GIRAG DE AVIACIÓN, S.A., LONGPORT COLOMBIA, LTDA, AEROSAN, S.A.S., among others. In some cases, we provided support to tenants in 2020 by extending payment terms to 180 days.

Automobile Parking and Ground Transport

Each of our Colombian airports has public car parking facilities, which are provided either directly by us or by a third party. We provide public parking directly at Enrique Olaya Herrera Airport in Medellín, Los Garzones Airport in Montería, Antonio Roldán Betancourt Airport in Carepa, El Caraño Airport in Quibdó and the José María Córdova Airport in Rionegro. Pursuant to the concession agreement, we may charge third parties for the operation of our public parking and ground transport facilities; these charges are not regulated. We and the third party may negotiate freely on the price for the third party’s operation of the parking or ground transport facilities. For those of our airports that do assess parking fees, we or a third party charge a fee for each individual vehicle entering the airport. Although parking and ground transport services are not directly regulated, the fee charged to each individual vehicle that enters parking or ground transport facilities at our Colombian airports cannot exceed a certain limit established by city authorities. We do not charge parking fees at Corozal.

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

Our Colombian Airports

In 2020, our Colombian airports served a total of 4.2 million passengers, excluding passengers in transit and private aviation passengers. In 2020, José María Córdova International Airport accounted for 72.9% of our passenger traffic and 80.0% of our revenues, in each case from our Colombian airports.

José María Córdova International Airport in Rionegro and Enrique Olaya Herrera Airport in Medellín are designated as international airports under Colombian aeronautical regulations, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

José María Córdova International Airport

José María Córdova International Airport is the second-busiest airport in Colombia in terms of passenger traffic. The airport is located in Rionegro, approximately 30 minutes from Medellín. Medellín has a population of approximately 2.5 million as of December 31, 2020, and is situated in a valley in the mountainous Antioquia department. The city is an urban center that is home to various businesses, museums, universities and parks. In addition, Medellín hosts an annual flower festival that attracts visitors.

The airport’s most significant points of origin and destination are Bogotá, Cartagena, Cali, Santa Marta, Panama City, Barranquilla, Miami, San Andres, Fort Lauderdale and Madrid. During 2020, approximately 3.1 million passengers traveled through José María Córdova International Airport, including 590,000 international passengers and 2.5 million domestic passengers.

The following table sets forth the number of international passengers (excluding passengers in transit and private aviation passengers) at José María Córdova International Airport by flight origin or destination.

	International Passenger Traffic
	Year ended December 31,
	2018	2019	2020

	( in thousands )
City:
Panama City	557.1	552.5	165.9
Miami	316.6	336.9	153.9
Fort Lauderdale	191.1	202.3	91.6
Madrid	140.9	183.6	47.6
Lima	93.8	153.0	33.1
Mexico City	94.9	151.0	47.9
Other	189.1	241.4	50.1
Total	1,583.5	1,820.7	590.1

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through José María Córdova International Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2018	2019	2020

	( in thousands )
City:
Bogotá	4,042.8	4,501.8	1,436.5
Cartagena	841.3	922.3	285.9
Cali	369.5	428.2	196.7
San Andrés	367.1	388.1	124.1
Barranquilla	306.9	368.8	159.8
Santa Marta	240.4	521.5	182.6
Other	280.6	278.7	96.3
Total	6,448.6	7,409.4	2,481.9

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. José María Córdova International Airport currently has one runway, with a length of 3,440 meters (2.1 miles). José María Córdova International Airport was built in 1985 and currently has two terminals (passenger and cargo terminals).

There are currently 180 businesses operating in José María Córdova International Airport.

Enrique Olaya Herrera Airport

Enrique Olaya Herrera Airport also serves the city of Medellín, and was the city’s main airport until the opening of José María Córdova International Airport in 1985. The airport is conveniently located within Medellín city limits and serves domestic flights to cities such as Bogotá, Bucaramanga and Pereira. The airport’s primary points of origin and destination are Quibdó, Apartadó, Bogotá, Montería, Pereira and Bucaramanga. In 2020, approximately 460,000 passengers traveled through Enrique Olaya Herrera Airport.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Enrique Olaya Herrera Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2018	2019	2020

	( in thousands )
City:
Quibdó	218.3	231.8	96.2
Apartadó	168.5	190.5	77.0
Bogotá	127.3	113.7	39.6
Montería	97.2	103.6	43.4
Pereira	93.2	107.9	41.0
Bucaramanga	54.2	64.6	23.3
Corozal	41.7	29.9	9.5
Manizales	32.1	52.3	17.7
Other	119.6	201.0	116.9
Total	952.1	1,095.3	464.6

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). Enrique Olaya Herrera Airport was built in 1932.

There are currently 143 businesses operating at Enrique Olaya Herrera Airport.

Los Garzones Airport

Los Garzones Airport serves the city of Montería, Colombia. The city of Montería is located in the northern region of Colombia and has a population of 498,858 as of December 31, 2020. The city is located approximately 30 miles from the Caribbean Sea and has an inland seaport connected to the Caribbean Sea by the Sinú River. During 2020, 420,000 passengers traveled through Los Garzones Airport, including only Colombian domestic passengers. The airport’s primary points of origin and destination are Bogotá and Medellín. The airport serves domestic flights to cities such as Bogotá, Medellín, Cartagena and Barranquilla.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Los Garzones Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2018	2019	2020

	( in thousands )
City:
Bogotá	654.8	705.1	289.8
Medellín	249.5	285.7	121.2
Barranquilla	25.4	29.7	5.1
Other	11.4	7.8	1.9
Total	941.1	1,028.3	418.0

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 2,298 meters (1.4 miles). Los Garzones Airport was built in 1974.

There are currently 38 businesses operating at Los Garzones Airport.

Antonio Roldán Betancourt Airport

Antonio Roldán Betancourt Airport serves the city of Carepa, Colombia. The city of Carepa has a population of 49,659 as of December 31, 2020. During 2020, 90,205 passengers traveled through Antonio Roldán Betancourt Airport. The airport’s primary point of origin and destination is Medellín. The airport serves domestic flights to cities such as Bogotá, Medellín and Quibdó.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Antonio Roldán Betancourt Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2018	2019	2020

	( in thousands )
City:
Medellín	181.4	204.4	82.2
Bogotá	10.3	17.5	6.5
Quibdó	5.4	4.7	1.0
Other	---	0.3	0.5
Total	197.1	226.9	90.2

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,964 meters (1.2 miles). Antonio Roldán Betancourt Airport was built in 1989.

There are currently 14 businesses operating at Antonio Roldán Betancourt Airport.

El Caraño Airport

El Caraño Airport serves the city of Quibdó, Colombia, located on the Atrato River in the western region of the country. The city of Quibdó has a population of 130,042 as of December 31, 2020. During 2020, 148,938 passengers traveled through El Caraño Airport. The airport’s primary points of origin and destination are Medellín and Bogotá. The airport serves domestic flights to cities such as Bogotá, Medellín and Cali.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through El Caraño Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2018	2019	2020

	( in thousands )
City:
Medellín	223.8	241.8	100.5
Bogotá	79.8	82.1	23.8
Calí	14.1	22.6	6.8
Bahía Solano	1.5	20.2	9.6
Other	7.7	17.8	8.2
Total	326.9	384.5	148.9

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). El Caraño Airport was built in 1957.

There are currently 49 businesses operating at El Caraño Airport.

Las Brujas Airport

Las Brujas Airport serves the city of Corozal, Colombia. The city of Corozal has a population of 69,268 as of December 31, 2020. During 2020, 21,651 passengers traveled through Las Brujas Airport. The airport’s primary point of origin and destination is Bogotá. The airport serves domestic flights to cities such as Bogotá and Medellín.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Las Brujas Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2018	2019	2020

	( in thousands )
City:
Bogotá	56.8	57.0	12.0
Medellín	34.3	30.0	9.4
Other	---	---	0.3
Total	91.1	87.0	21.7

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). Las Brujas Airport was built in 1939.

There are currently 9 businesses operating at Las Brujas Airport.

Principal Air Traffic Customers of our Colombian Airports

As of December 31, 2020, 13 international and 14 Colombian airlines operated flights at our six Colombian airports.

Avianca is the Colombian airline that operates the most flights at our Colombian airports. Among foreign airlines, COPA and LATAM operate the greatest number of flights to and from our Colombian airports.

The following table sets forth our principal air traffic customers at our Colombian airports based on the percentage of revenues they represented for the year ended December 31, 2020.

Principal Air Traffic Customers at Our Colombian Airports

	Percentage of ASUR Colombian Revenues
	Year ended December 31,
	2018	2019	2020
Customer
Aerovías del Continente Americano (AVIANCA)	26.4%	25.4%	19.7%
AeroRepública S.A. (COPA Airlines)	16.7%	17.4%	15.1%
Fast Colombia SAS (Viva Colombia)	10.4%	11.1%	15.0%
Aerovías de Integración Regional S.A. (LATAM)	7.2%	7.6%	7.5%
American Airlines Inc.	5.7%	5.2%	6.9%
Empresa Aérea de Servicios y Facilitación Logística Integral (EASYFLY)	4.0%	4.4%	5.3%
Spirit Airlines Inc.	3.4%	4.2%	6.7%
Satena	2.9%	2.6%	2.8%
Jet Blue Airways Corporation	2.9%	2.7%	2.4%
Trans American Airlines (TACA)(1)	3.6%	---	---
Others	16.8%	19.4%	18.6%
	100.0%	100.0%	100.0%

(1)       TACA’s routes were absorbed by Avianca on February 21, 2019.

The COVID-19 outbreak began in December 2019 and caused a significant reduction in passenger traffic at our Colombian airports starting in March 2020. During the second, third and fourth quarters of 2019, our passanger traffic in Colombia decreased 83.4% relative to the same period in 2019.

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

MEXICAN REGULATORY FRAMEWORK

Applicable Law in Mexico

The following are the principal laws, regulations and instruments that govern our business and the operation of our Mexican airports:

·	the General Law of Commercial Corporations, enacted August 4, 1934,

·	the Mexican Communications Law, enacted February 19, 1940,

·	the Federal Labor Law, enacted April 1, 1970,

·	the Customs Law, enacted December 15, 1995,

·	the Value Added Tax Law, enacted December 29, 1978,

·	the Mexican Federal Duties Law, enacted December 31, 1981,

·	the Mexican Civil Aviation Law, enacted May 12, 1995,

·	the Social Security Law, enacted December 21, 1995,

·	the Mexican Airport Law, enacted December 22, 1995,

·	the regulations to the Mexican Civil Aviation Law, enacted December 7, 1998,

·	the concessions that entitle our subsidiaries to operate our nine airports, which were granted in 1998 and amended in 1999,

·	the regulations to the Mexican Airport Law, enacted February 17, 2000,

·	the Mexican National Assets Law, enacted May 20, 2004,

·	the Securities Market Law, enacted December 30, 2005,

·	the Income Tax Law, enacted December 11, 2013, and

·	the Federal Economic Competition Law, enacted May 23, 2014.

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

On May 23, 2014, the LFCE was enacted. The LFCE grants broad powers to the COFECE, including the abilities to investigate and regulate essential facilities, investigate companies, eliminate barriers to competition in order to promote access to the market and order the divestment of assets. The LFCE also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law.

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

Role of the Ministry of Communications and Transportation

The Ministry of Communications and Transportation is the principal regulator of airports in Mexico and is authorized by the Mexican Airport Law to perform the following functions:

·	grant, modify and revoke concessions for the operation of airports,

·	establish air transit rules and rules regulating take-off and landing schedules through the Mexican air traffic control authority,

·	take all necessary action to create an efficient, competitive and non-discriminatory market for airport-related services,

·	approve any transaction or transactions that directly or indirectly may result in a change of control of a concession holder,

·	approve the master development plans prepared by each concession holder every five years,

·	determine each airport’s maximum rates,

·	approve any agreements entered into between a concession holder and a third party providing airport or complementary services at its airport,

·	establish safety regulations,

·	monitor airport facilities to determine their compliance with the Mexican Airport Law, other applicable laws and the terms of the concessions, and

·	impose penalties for failure to observe and perform the rules under the Mexican Airport Law, the Mexican Airport Law regulations and the concessions.

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

Classification of Services Provided at Mexican Airports

The Mexican Airport Law and the Mexican Airport Law regulations classify the services that may be rendered at an airport into the following three categories:

·	Airport Services. Airport services may be rendered only by the holder of a concession or a third party that has entered into an agreement with the concession holder to provide such services. These services include: —the use of airport runways, taxiways and aprons for landing, aircraft parking and departure, —the use of hangars, passenger walkways, transport buses and automobile parking facilities, —the provision of airport security services, rescue and firefighting services, ground traffic control, lighting and visual aids, —the general use of terminal space and other infrastructure by aircraft, passengers and cargo, and —the provision of access to an airport to third parties providing complementary services (as defined in the Mexican Airport Law) and third parties providing permanent ground transport services (such as taxis).

·	Complementary Services. Complementary services may be rendered by an airline, by the airport operator or by a third party under agreements with airlines or the airport operator. These services include: —ramp and handling services, —passenger check-in, and —aircraft security, catering, cleaning, maintenance, repair and fuel supply and related activities that provide support to air carriers.

·	Commercial Services. Commercial services involve services that are not considered essential to the operation of an airport or aircraft, and include: —the leasing of space to retailers, restaurants and banks and —advertising.

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

Each master development plan is for a 15-year period and is required to be updated every five years and resubmitted for approval to the Ministry of Communications and Transportation. Upon such approval, the master development plan is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder’s master development plan or upon approval by the Ministry of Communications and Transportation. Information required to be presented in the master development plan includes:

·	airport growth and development expectancies,

·	15-year projections for air traffic demand (including passenger, cargo and operations),

·	construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities and equipment,

·	five-year detailed investment program and planned major investments for the following 10 years,

·	probable sources of financing,

·	descriptive airport plans, and

·	environmental protection measures.

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

In September 2020, the Ministry of Communications and Transportation approved the deferral of Ps.2,292.4 million of committed investments for projects contained in the master development plans and authorized for 2020 to the year 2021, due to the health emergency generated by COVID-19.

On October 29, 2020, we filed a request with the Ministry of Communications and Transportation for an extraordinary review of the Mexican maximum rates, which was approved on April 7, 2021,and resulted in a reduction in committed investments and an increase in the Mexican maximum rates in the master development plans for the years 2021 to 2023.

The following table sets forth our committed investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2019		2020		2021		2022		2023		Totals

	(millions of constant Mexican pesos as of December 31,2020)(1)
Cancún	1,243.4	(2)	1,772.1	(2)	1,387.6	(2)	849.1	(2)	213.0	(2)	5,465.2	(2)
Cozumel	36.8		67.4		111.6		66.5		23.3		305.6
Huatulco	210.2		100.5		76.2		92.0		87.6		566.5
Mérida	426.8		656.6		736.2		386.0		14.4		2,220.0
Minatitlán	37.4		25.3		51.4		18.1		8.4		140.6
Oaxaca	89.9		183.7		121.8		57.4		20.4		473.2
Tapachula	13.9		9.4		264.4		231.4		34.2		553.3
Veracruz	104.9		130.6		155.4		58.0		28.4		477.3
Villahermosa	119.3		126.8		159.6		35.3		27.7		468.7
Total	2,282.6		3,072.4		3,064.2		1,793.8		457.4		10,670.4

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2020, we have invested Ps.3,072.4 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
Airport	January 1, 2019- December 31, 2023		January 1, 2024- December 31, 2028	January 1, 2029- December 31, 2033

	(millions of constant Mexican pesos as of December 31,2020)(1)
Cancún	5,462.2	(2)	6,639.6	5,067.8
Cozumel	305.6		377.1	222.0
Huatulco	566.5		388.3	246.1
Mérida	2,220.0		892.1	387.5
Minatitlán	140.6		207.2	85.6
Oaxaca	473.2		291.4	204.8
Tapachula	553.3		135.9	151.4
Veracruz	477.3		465.4	372.2
Villahermosa	468.7		432.9	360.5
Total	10,670.4		9,829.9	7,097.9

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2020, we have invested Ps.3,072.4 million (which is included in the investment commitments for this period shown above).

Price Regulation

The Mexican Airport Law provides that the Ministry of Communications and Transportation may establish price regulations for services for which the COFECE determines that a competitive market does not exist. On March 9, 1999, the COFECE issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the Ministry of Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to providers of complementary services in our airports. On March 19, 1999, a new regulation, the Rate Regulation, was incorporated within the terms of each of our Mexican concessions. The Rate Regulation, which became effective May 1, 1999, establishes the annual maximum rates for each of our concession holders, which is the maximum amount of revenue per workload unit (one passenger or 100 kilograms (220 pounds) of cargo) in a given year that the concession holder may earn at its airports from all regulated revenue sources. On May 23, 2014, the LFCE was enacted.  The LFCE grants broad powers to the COFECE, including the abilities to investigate and regulate essential facilities, investigate companies, eliminate barriers to competition in order to promote access to the market and order the divestment of assets. The LFCE also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law.

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

The Rate Regulation provides that the following sources of revenues are regulated under this “dual-till” system:

·	revenues from airport services (as defined under the Mexican Airport Law), other than automobile parking, and

·	access fees earned from third parties providing complementary services, other than those related to the establishment of administrative quarters that the Ministry of Communications and Transportation determines to be non-essential.

All other sources of revenues at our Mexican airports are not regulated. 60.1%, 57.9% and 37.4% of our Mexican revenues in 2018, 2019 and 2020, respectively, were derived from regulated sources of revenue.

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

	Maximum Rates(1)(2)
	Year ended December 31,
Airport	2019	2020	2021	2022	2023
Cozumel	287.92	285.90	452.68	449.52	446.36
Tapachula	271.48	269.57	316.47	314.25	312.05
Minatitlán	267.50	265.62	462.23	459.00	455.78
Villahermosa	222.94	221.38	252.10	250.34	248.59
Veracruz	222.37	220.81	261.16	259.33	257.51
Mérida	213.55	212.05	251.89	250.13	248.38
Huatulco	207.71	206.26	235.66	234.00	232.36
Oaxaca	196.84	195.45	213.32	211.83	210.34
Cancún	194.90	193.53	222.36	220.8	219.26

(1)	Expressed in adjusted Mexican pesos as of December 31, 2020 based on the Mexican producer price index (excluding petroleum).
(2)	Our Mexican concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the five-year period ending December 31, 2023, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70%.

Methodology For Determining Future Maximum Rates

The Rate Regulation provides that each Mexican airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:

·	Projections for the 15-year period of workload units (each of which is equivalent to one passenger or 100 kilograms (220 pounds) of cargo), operating costs and expenses (excluding amortization and depreciation) related to services subject to price regulation.

·	Projections for the 15-year period of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the master development plans.

·	Reference values, which were established in the Mexican concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value.

·	A discount rate to be determined by the Ministry of Communications and Transportation. The Mexican concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The Mexican concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the prior twenty four months plus a risk premium to be determined by the Ministry of Communications and Transportation based on the inherent risk of the airport business in Mexico.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the daily value of the Unit of Measure and Update. As of February 2021: The daily value of the Unit of Measure and Update was Ps.89.62. As a result, the maximum penalty as of such date could have been Ps.4.48 million (U.S.$225,266). In the event that a Mexican concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

Special Adjustments to Maximum Rates

Once determined, each Mexican airport’s maximum rates are subject to special adjustment only under the following circumstances:

·	Change in law or natural disasters. A concession holder may request an adjustment in its maximum rates if a change in law with respect to quality standards or safety and environmental protection results in operating costs or capital expenditures that were not contemplated when its maximum rates were determined. In addition, a concession holder may also request an adjustment in its maximum rates if a natural disaster affects demand or requires unanticipated capital expenditures. There can be no assurance that any request on these grounds would be approved, or that we would make such a request.

·	Macroeconomic conditions. A concession holder may also request an adjustment in its maximum rates if, as a result of a decrease of at least 5.0% in Mexican gross domestic product in a 12-month period, the workload units processed in the concession holder’s airport are less than that projected when its maximum rates were determined. To grant an adjustment under these circumstances, the Ministry of Communications and Transportation must have already allowed the concession holder to decrease its projected capital improvements as a result of the decline in passenger traffic volume. There can be no assurance that any request on these grounds would be approved, or that we would make such a request.

·	Increase in concession fee under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds would be approved.

·	Failure to make required investments or improvements. The Ministry of Communications and Transportation annually is required to review each concession holder’s compliance with its master development plan (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its master development plan, the Ministry of Communications and Transportation is entitled to decrease the concession holder’s maximum rates and assess penalties.

·	Excess revenues. In the event that revenues subject to price regulation per workload unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the Ministry of Communications and Transportation is also entitled to assess penalties against the concession holder.

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

The Mexican Airport Law provides that any person or group directly or indirectly acquiring control of a concession holder is required to obtain the consent of the Ministry of Communications and Transportation to such control acquisition. For purposes of this requirement, control is deemed to be acquired in the following circumstances:

·	if a person acquires 35.0% or more of the shares of a concession holder,

·	if a person has the ability to control the outcome of meetings of the stockholders of a concession holder,

·	if a person has the ability to appoint a majority of the members of the Board of Directors of a concession holder, and

·	if a person by any other means acquires control of an airport.

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

Penalties and Termination and Revocation of Mexican Concessions and Concession Assets

The Mexican Airport Law provides that sanctions of up to 400,000 times the daily value of the Unit of Measure and Update may be assessed for failures to comply with the terms of a concession. As of February, 2021, the daily value of the Unit of Measure and Update was Ps.89.62. As a result, the maximum penalty as of such date could have been Ps.35.8 million (U.S.$1.8 million).

Under the Mexican Airport Law and the terms of the Mexican concessions, a concession may be terminated upon any of the following events:

·	expiration of its term, or any term extension thereof,

·	surrender by the concession holder,

·	revocation of the concession by the Ministry of Communications and Transportation,

·	reversion (rescate) of the Mexican government-owned assets that are the subject of the concession (principally real estate, improvements and other infrastructure),

·	inability to achieve the purpose of the concession, except in the event of force majeure, or

·	dissolution, liquidation or bankruptcy of the concession holder.

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

A Mexican concession may be revoked by the Ministry of Communications and Transportation under certain conditions, including:

·	the failure by a concession holder to begin operating, maintaining and developing an airport pursuant to the terms established in the concession,

·	the failure by a concession holder to maintain insurance as required under the Mexican Airport Law,

·	the assignment, encumbrance, transfer or sale of a concession, any of the rights thereunder or the assets underlying the concession in violation of the Mexican Airport Law,

·	any alteration of the nature or the conditions of an airport’s facilities, as established in the concession title, without the authorization of the Ministry of Communications and Transportation,

·	consent to the use, or without the approval of air traffic control authorities, of an airport by any aircraft that does not comply with the requirements of the Mexican Civil Aviation Law, that has not been authorized by the Mexican air traffic control authority, or that is involved in the commission of a felony,

·	knowingly appointing or maintaining a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws,

·	a violation of the safety regulations established in the Mexican Airport Law and other applicable laws,

·	a total or partial interruption of the operation of an airport or its airport or complementary services without justified cause,

·	the failure of ASUR to own at least 51.0% of the capital stock of its subsidiary concession holders,

·	the failure to maintain the airport’s facilities,

·	the provision of unauthorized services,

·	the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider,

·	charging prices higher than those registered with the Ministry of Communications and Transportation for regulated services or exceeding the applicable maximum rate,

·	any act or omission that impedes the ability of other service providers or authorities to carry out their functions within the airport, or

·	any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

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

Grants of New Mexican Concessions

The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities. The COFECE has the power, under certain circumstances, to prohibit a party from bidding, and to cancel an award after the process has concluded. In addition, the government may grant concessions without a public bidding process to the following entities:

·	parties who hold permits to operate civil aerodromes and intend to transform the aerodrome into an airport so long as (i) the proposed change is consistent with the national airport development programs and policies, (ii) the civil aerodrome has been in continuous operation for the previous five years and (iii) the permit holder complies with all requirements of the concession,

·	current concession holders when necessary to meet increased demand so long as (i) a new airport is necessary to increase existing capacity, (ii) the operation of both airports by a single concession holder is more efficient than other options, and (iii) the concession holder complies with all requirements of the concession,

·	current concession holders when it is in the public interest for their airport to be relocated,

·	entities in the federal public administration, and

·	commercial entities in which local or municipal governments have a majority equity interest if the entities’ corporate purpose is to manage, operate, develop and/or construct airports.

A recent example of a concessionary grant that did not include a public bidding process, includes the concession referenced in an October 2020 Mexican Presidential announcement, which specified that as part of an effort to develop the southeast of Mexico, the Mexican Army will build and operate a new airport in the City of Tulum, State of Quintana Roo, with plans to commence operations in 2023. For more information on the planned airport, see “Item 3. Key Information—Risks—Risks Relating to our Business—The Mexican government could grant new concessions that compete with our airports, including the Cancún International Airport” and “Item 4. Information on the Company—Business Overview—Principal Air Traffic customers of our Mexican Airports—Competition.”

Additionally, under the Mexican Airport Law for the granting of a concession title or the resolution to extend the term thereof, the Ministry of Communications and Transportation shall file before the Ministry of Finance and Public Credit the following:

·	a favorable opinion regarding the economic profitability of the corresponding project,

·	the registry of the programs portfolio and investment projects, in terms of the Federal Law on Budget and Treasury Responsibility (Ley Federal de Presupuesto y Responsabilidad Hacendaria), in case public funds are used to finance an airport project, and

·	the assessment of the considerations that the concession holder shall pay to the federal government in terms of applicable law. For purposes of this section, the Ministry of Communications and Transportation shall submit a proposal of said considerations to the Ministry of Finance and Public Credit.

Environmental Matters

Our Mexican operations are subject to federal, state and municipal laws, regulations and Mexican Official Standards (“NOMs”) relating to the protection of the environment and natural resources.

The main Mexican federal environmental laws include, among others, the General Law of Ecological Equilibrium and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente or the “LGEEPA”), the General Law for the Prevention and Integral Management of Wastes (Ley General para la Prevención y Gestión Integral de los Residuos or the “LGPGIR”), the General Law for Sustainable Forest Development (Ley General de Desarrollo Forestal Sustentable) and the General Law for Wildlife (Ley General de Vida Silvestre), which are administered by the Mexican Environmental and Natural Resources Ministry (Secretaría de Medio Ambiente y Recursos Naturales or the “SEMARNAT”) and enforced by the Mexican Federal Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente or the “PROFEPA”). In addition to the above, the Law of National Waters (Ley de Aguas Nacionales) and its Regulations are administered by the Mexican National Water Commission (Comisión Nacional del Agua or the “CONAGUA”) and enforced by both CONAGUA and PROFEPA, which has inspection and supervision powers on matters related to wastewater and the prevention of contamination of bodies of water.

The LGEEPA is a framework law that establishes the principles of Mexican environmental law as well as the various instruments of public policy designed to prevent environmental damages and to protect natural resources in the country, such as the evaluation of environmental impact, liability for environmental damage or pollution and environmental zoning plans, amongst others.

In connection with the use, storage and management of hazardous materials, the generation, handling and disposal of hazardous wastes, and soil contamination, the LGPGIR imposes the obligation to remediate soil pollution and also establishes strict joint administrative liability between property owners and parties having actual possession of the polluted property, regardless of which party is responsible for such soil contamination. However, the polluter pays principle provides non-responsible parties a legal recourse to seek reimbursement from the polluting party in civil courts.

Pursuant to the Law of National Waters, the use of national waters is subject to obtaining a concession from CONAGUA. In addition, the discharge of wastewater into the soil or water bodies under the administration of CONAGUA is subject to obtaining a wastewater discharge permit granted by the same authority. Both activities (i.e. the use of national waters and wastewater discharges) are subject to several obligations that include complying with maximum permissible levels of contaminants in wastewater, which are set forth in Mexican Official Standards or by the CONAGUA in the form of particular discharge conditions imposed in the corresponding wastewater discharge permit, as well as the payment of fees for the use of national waters and for the use of bodies of water and receiving wastewater discharges, among others. The NOMs are rules of general application that set benchmarks or technical requirements for environmental protection with respect to miscellaneous activities, including the quality of wastewater discharges and the sludge resulting from wastewater treatment. Other NOMs establish, for example, the maximum thresholds for air emissions and pollution, list and classify hazardous wastes, regulate noise pollution by establishing the maximum permitted decibel thresholds and provide for the protection of flora and fauna species, among many other things. PROFEPA and CONAGUA can initiate or bring administrative and criminal proceedings against companies that violate environmental laws, and they have the faculties to order the temporary or permanent shut down of non-complying facilities. Additionally, under the Federal Law of Environmental Responsibility (Ley Federal de Responsabilidad Ambiental), certain third parties, as well as civil organizations, members of affected communities, PROFEPA itself and local environmental enforcement agencies may file environmental damage claims before the district courts. This law provides for a new legal proceeding to demand the reparation of or compensation for environmental damages resulting from unlawful acts or omissions. Under this new law, we could be subject to additional liabilities and penalties.

On the other hand, the General Climate Change Law (Ley General de Cambio Climático) and its Regulations on Matters of the National Emissions Registry set forth that stationary sources that generate 25,000 tons or more of CO2 equivalent per year are required to verify and report their direct and indirect emissions of greenhouse gases to the National Emissions Registry (Registro Nacional de Emisiones). In addition, the General Climate Change Law sets forth the creation of an emissions trading system. For such purposes, a 36-month Pilot Program of the Mexican Emissions Trading System (Programa de Prueba del Sistema de Comercio de Emisiones) was put in place on January 1, 2020 and will end in December of 2022. This Trial Program will not have economic consequences for the participants. Nevertheless, after December of 2022 SEMARNAT should establish mandatory emission caps, in accordance to the country’s greenhouse-gas-emissions reduction targets. We will be legally obligated to meet those caps by then, either through mitigation measures or/and by acquiring Emission Reduction Certificates in the market. However, we cannot anticipate the impact that the mandatory emissions caps and the Emissions Trading Scheme will have on our operations in Mexico.

PROFEPA runs a voluntary environmental audit program, by means of which it issued Clean Industry Certificates (Certificados de Industria Limpia) for each one of all our airports in Mexico. These certificates confirm compliance with applicable Mexican environmental laws and regulations and remain valid to this date, as we comply with the requirements to renew these certificates every two years to keep them valid.

Modifications to existing environmental laws and regulations or the adoption of more stringent environmental laws and regulations may result in the need for investments that are not currently provided for in our capital expenditures program and may otherwise result in a material adverse effect on our business, our operations or financial condition.

Although we do not currently expect that compliance with Mexican federal, state and municipal environmental laws and regulations will have a material effect on our financial condition or on the results of our operations, there can be no assurance that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business in the future.

PUERTO RICO REGULATORY FRAMEWORK

Puerto Rico Sources of Regulation

The following are the principal laws, regulations and instruments that govern the business and operation of the LMM Airport owned by Aerostar, our joint venture with PSP Investments:

·	the Federal Aviation Act of 1958, as enacted and amended and any regulations issued under it;

·	the Federal Aviation Administration’s Airport Investment Partnership Program, as amended;

·	the Part 139 Certification of Airports issued by the FAA;

·	the Airport Security Program approved by the Transportation Security Administration (“TSA”);

·	the Puerto Rico Public Private Partnership Act of June 8, 2009, as amended (“Act No. 29”);

·	the LMM Lease among Aerostar and the PRPA, dated July 24, 2012, which entitles Aerostar to lease and operate the LMM Airport for an initial term of forty (40) years from February 27, 2013; and

·	the Airport Use Agreements dated February 27, 2013, which govern the relationship between Aerostar and the principal airlines serving the LMM Airport.

The Federal Aviation Act of 1958 is an act of the U.S. Congress that created the FAA. Its purpose is to promote safe air travel and to protect lives and property of people on the ground as well as air travelers. The act gave the FAA the authority to set aviation regulations and to oversee and regulate safety in the airline industry.

The Federal Aviation Administration’s Airport Investment Partnership Program

The FAA’s Airport Investment Partnership Program, formerly known as the Airport Privatization Program, was established as a means of generating capital for airport improvement and development. Through the program, private companies may own, manage, lease and develop public airports. The 2012 Reauthorization Act (the “2012 Act”) increased the number of airports that can participate in the program from five to ten. The 2012 Act also authorized the FAA to permit up to 10 public airport sponsors to sell or lease an airport with certain restrictions and to exempt the sponsors from certain federal requirements that could otherwise make privatization impractical. Under this program, the airport’s owners or lease holders may be exempt from repayment of federal grants, return of property acquired with federal assistance and the use of proceeds from the airport’s sale or lease to be used exclusively for the airport’s purposes. The 2012 Act also provides that a private operator may receive Airport Improvement Program and discretionary grants, collect Passenger Facility Charges and charge reasonable fees, provided that the airport demonstrates compliance with nine key statutory and regulatory conditions, including applicable Airport Improvement Program grant assurances, Passenger Facility Charges assurances, and assurances that it will not “unjustly discriminate,” that the operation of the airport will not be interrupted, that fees imposed on general aviation operators will not increase faster than fees for air carriers, and that collective bargaining agreements for airport employees will not be abrogated. The pilot program began in September 1997. The 2018 Reauthorization Act (the “2018 Act”) renamed the program the Airport Investment Partnership Program and removed the restriction on the number and type of public airports that may participate. The 2018 Act, among other things, permitted public sponsors and private operators to manage an airport jointly. As of June 2020, the most recent date for which this information is available, there were two approved airports (including the LMM Airport) and one approved final application in the program.

FAA and Part 139 Certification

In order for Aerostar to operate the LMM Airport, it was required to have FAA approval. Aerostar submitted its final application to the FAA on September 19, 2012. The FAA rendered a record of decision on February 25, 2013, approving the LMM Lease and Aerostar as a private operator, among other matters. The application included a description of the property, the terms of the transfer, the qualifications of our joint venture as the private operator, any requests for exemptions under the 1996 FAA Reauthorization Act, the necessary air carrier approval, and a description of plans for the LMM operations, maintenance and development. The FAA issued Aerostar a Part 139 certificate on February 27, 2013. The FAA and TSA will continue to monitor the transfer of operations for the LMM Airport to Aerostar and will treat Aerostar as any other airport sponsor, subject to all federal safety and security requirements.

In addition to approval under the FAA Airport Privatization Program, Aerostar is required to hold an Airport Operating Certificate or the “Part 139 Certification” from the FAA pursuant to U.S. federal law 14 CFR Part 139. To obtain a certificate, an airport must agree to certain operational and safety standards and provide for such things as firefighting and rescue equipment. FAA Airport Certification Safety Inspectors conduct yearly inspections to ensure compliance, though the FAA is authorized to make unannounced inspections. If the FAA finds that an airport is not meeting its obligations, it may impose administrative sanctions. It can also impose financial penalties for each day the airport continues to violate a Part 139 requirement. In extreme cases, the FAA has the power to revoke the airport’s certificate or limit the areas of an airport where air carriers can land or takeoff.

Airport Security Program

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

Act No. 29 authorizes all departments, agencies and instrumentalities of the government of Puerto Rico to establish public-private partnerships through partnership contracts as defined under Act No. 29. Act No. 29 sets the process for procuring Public Private Partnership projects, including the development of a Desirability & Convenience study for each prospective project and establishment of the Request for Qualifications and Request for Proposals process. It also establishes eligibility criteria for potential bidders and provides lenders the right to “step-in” upon default. Granting Aerostar the LMM Lease to operate the LMM Airport was the second project to be completed under Act No. 29. A public-private partnership is a contractual arrangement between a public sector agency and a non-government entity that allows for greater private sector participation in the development and financing of infrastructure projects and provisions of services.

Role of the Federal Aviation Administration

The FAA is the national aviation authority of the United States. As an agency of the U.S. Department of Transportation, it has authority to regulate and oversee aspects of civil aviation in the United States. The FAA’s primary responsibilities include:

·	regulating U.S. commercial air space transportation;

·	regulating air navigation facilities’ and flight inspection standards;

·	encouraging and developing civil aeronautics, including new aviation technology;

·	issuing, suspending, or revoking pilot certificates;

·	regulating civil aviation to promote safety, especially through local offices called Flight Standards District Offices;

·	developing and operating a system of air traffic control and navigation for both civil and military aircraft;

·	researching and developing the National Airspace System and civil aeronautics; and

·	developing and carrying out programs to control aircraft noise and other environmental effects of civil aviation.

Role of the Transportation Security Administration

The TSA is an agency of the Department of Homeland Security that was created after the terrorist attacks of September 11, 2001 to strengthen the security of U.S. transportation systems. The TSA is responsible for security at U.S. airports and has deployed a federal workforce to screen all commercial airlines passengers and baggage. The TSA also regulates aviation security. The TSA employs a risk-based strategy to secure U.S. transportation systems. As of February 4, 2020, the TSA had approximately 50,000 security officers who screened more than 2 million passengers each day at nearly 440 federalized airports throughout the United States.

Role of the Puerto Rico Ports Authority

The PRPA is a public corporation and government instrumentality created by Law No. 125 on May 7, 1942. PRPA is the owner and prior operator of the LMM Airport. The PRPA is directed by an Executive Director and a board of directors. It has a Maritime Department and an Aviation Department. In addition to leasing the LMM Airport to Aerostar, the Aviation Department owns and currently operates the Isla Grande, Ponce, Mayaguez, Arecibo, Aguadilla, Culebra, Humacao, Patillas and Vieques aiports (the “Regional Airports”). The PRPA is currently conducting a request for proposals (RFP) process aimed at contracting a private provider to operate and manage the Regional Airports. This RFP process is not being conducted pursuant to Act No. 29, but pursuant to PRPA Regulation 8981, known as the Bids and Requests for Proposals Regulation approved on July 7, 2017, as amended.

Scope of LMM Lease and General Obligations of Aerostar

As authorized by Act No. 29, the PRPA granted Aerostar the LMM Lease for an initial term of 40 years from February 27, 2013. This initial term may be terminated earlier or extended if both the PRPA and Aerostar agree to the modification in writing, in accordance with the terms of the LMM Lease and the Airport Use Agreements.

Pursuant to the LMM Lease, Aerostar made an upfront payment to the PRPA of U.S.$615.0 million, which was funded by a combination of (i) debt financing and (ii) equity contributions by each of ASUR (through its Cancún airport subsidiary) and Oaktree Capital. During the term of the LMM Lease, Aerostar will be required to make annual revenue-sharing payments to the PRPA, fixed at U.S. $2.5 million per year for the first five years, 5.0% of gross airport revenues for the sixth through the thirtieth years and 10.0% of gross airport revenues for the thirty-first through fortieth years.

During its term, the LMM Lease allows Aerostar to: (i) operate, manage, maintain, improve, enhance, develop and rehabilitate the LMM Airport to provide general, ancillary and complementary airport services to members of the general public; and (ii) collect and retain all fees, charges and revenues in respect of the LMM Airport, its assets and contracts pertaining to the LMM Airport. The LMM Lease further provides for, the PRPA to assign and transfer substantially all of the assets used exclusively at the LMM Airport to Aerostar for the term of the Lease.

In accordance with the LMM Lease, the PRPA assigned substantially all of the contracts pertaining to the LMM Airport to Aerostar. Additionally, the LMM Lease requires that Aerostar indemnify the PRPA for any losses suffered by it due to: (i) Aerostar’s breach of its obligations under the LMM Lease (ii) any assumed debts, liabilities and obligations relating to the LMM Airport or its operations and (iii) any taxes or mortgage recording charges related to the transfer of Aerostar’s interest under the Lease.

Under the LMM Lease, the PRPA assigned substantially all of the contracts pertaining to the LMM Airport to Aerostar. Additionally, the LMM Lease requires that Aerostar indemnify the PRPA for any loss suffered by it due to: (i) Aerostar’s breach of its obligations under the LMM Lease (ii) any assumed debts, liabilities and obligations relating to the LMM Airport or its operations and (iii) any taxes or mortgage recording charges related to the transfer of Aerostar’s interest under the Lease.

Under the LMM Lease, Aerostar is required to comply at all times during the Lease’s term, with the FAA’s Airport Investment Partnership Program. In order to be compliant, Aerostar must ensure that (i) the LMM Airport is available for public use without unjust discrimination; (ii) operations of the LMM Airport are not interrupted if Aerostar becomes insolvent; (iii) it maintains, improves and modernizes the LMM Airport through capital investments; (iv) the charges imposed on air carriers do not increase faster than the rate of inflation unless a higher amount is approved by 65.0% of the airlines serving the LMM Airport; (v) the percentage increase in fees imposed on general aviation aircrafts does not exceed the percentage increase in fees imposed on air carriers; (vi) safety and security at the LMM Airport are maintained at the highest possible level; (vii) the adverse effect of noise from LMM Airport is mitigated to the same extent as at a public airport; (viii) any adverse effects on the environment from the operations of the airport are mitigated to the same extent as at a public airport; and (ix) any collective bargaining agreement that covers employees of the LMM Airport and is in effect on the date the LMM Lease went into effect is not abrogated by the LMM Lease.

The LMM Lease requires that Aerostar maintain insurance covering specified risks, such as employment practices liability insurance, workers’ compensation insurance, commercial general liability insurance, automobile liability insurance, risk insurance for any maintenance or repairs, professional liability insurance, risk property insurance, pollution legal liability insurance, business insurance against interruption or loss of projected revenues for at least six months from the occurrence of the risk, contractors protective liability insurance, boiler and machinery coverage or equipment breakdown coverage, and fiduciary liability insurance, in each case as specified in the Lease.

Our subsidiary Aerostar is liable to the PRPA for the performance of all obligations under the LMM Lease, including obligations arising from third-party contracts as well as any damage to the PRPA-owned assets and to third-party airport users. Therefore, ASUR is liable for any of Aerostar’s obligations under the LMM Lease.

So long as there are no events of default outstanding under the LMM Lease, Aerostar has the right to enter into one or more leasehold mortgages and assign its rights under the LMM Lease to a leasehold mortgagee. However, limitations on any leasehold mortgage include: (i) the mortgage or lien cannot affect the fee simple interest and estate of the PRPA in the LMM Airport; (ii) the PRPA cannot be liable for any payment secured by the leasehold mortgage; (iii) the rights acquired by a leasehold mortgagee are subject to and subordinated to the terms of the LMM Lease and to all of the PRPA’s rights and the rights of the airlines. Further, Aerostar is liable at all times to the PRPA for payments of all sums due to it under the LMM Lease and for the performance of all of Aerostar’s obligations under the LMM Lease. The mortgagee cannot have greater rights or interests in than Aerostar’s and the PRPA’s in the LMM Airport. The mortgagee and the Government Development Bank for Puerto Rico must enter into a consent agreement acceptable to all the parties where consenting to the assignment of the LMM Lease to an agent in connection with the financing of the mortgage. Aerostar has granted a leasehold mortgage to Citibank, as collateral agent for Aerostar’s secured lenders, to secure the debt incurred to finance the leasehold fee, capital expenditures and certain initial projects.

Aerostar cannot transfer its interest under the LMM Lease unless: (i) the FAA and the TSA have approved the transfer and the transferee; (ii) the transferee obtains all necessary approvals and exemptions from the FAA as required pursuant to 49 U.S.A. Section 47134; (iii) the PRPA has approved the transferee and (iv) the proposed transferee enters into an agreement with the PRPA satisfactory to it where the transferee acquires the rights, assumes the obligations of Aerostar and agrees to perform and observe all obligations and covenants of Aerostar under the Lease. However, the limitations on transfers do not prohibit or limit the transfer of direct or indirect ownership interests in Aerostar by ASUR or the other equity participants or its beneficial owners to any person so long as no more than 50.0% of the ownership interests in Aerostar are transferred in a single transaction or series of related transactions.

Scope of Airport Use Agreements

As operator of the LMM Airport, and as required by the LMM Lease, Aerostar, along with the PRPA as the owner of the LMM Airport, entered into certain Airport Use Agreements with the principal airlines serving the LMM Airport, which are referred to as the “Signatory Airline” for a 15-year term beginning on February 27, 2013, although the term can be terminated earlier if the parties agree to it. If at the end of the term, new use agreements have not been approved, each of the Airport Use Agreements in effect at the time of termination would continue to be binding until new use agreements are executed. Any new use agreement shall afford to the Signatory Airlines the same rights they have under the current Airport Use Agreements with respect to the LMM Lease.

The Airport Use Agreements give the Signatory Airlines the right to conduct an airline transportation business and to perform any incidental or necessary activities to conduct their business, including using all facilities, improvements, equipment and services that are designated for common use or in connection with the LMM Airport. Aerostar must provide open access to the LMM Airport and must designate most of the airport facilities for common use by the Signatory Airlines. If for any given year of the term Aerostar wishes to reduce the common use space, it must obtain the approval of all Signatory Airlines that (i) in the aggregate, paid a majority of the fees charged to the Signatory Airlines under the Airport Use Agreement and (ii) constitute a majority of all votes cast by Signatory Airlines within 30 days of Aerostar’s request to reduce the common space. Each Airport Use Agreement allows Aerostar to assign space as both seasonal and non-seasonal exclusive use space to each of the Signatory Airlines, but such assignments will not constitute a lease.

Aerostar also agreed under the Use Agreement to engage in the Capacity Enhancement Plan, which was already completed. For a fuller description of the capital projects Aerostar will engage in to improve the facilities and premises of the LMM Airport, see “Item 4. Information on the Company—Regulatory Framework—Puerto Rican Regulatory Framework—Capacity Enhancement Plan.”

Aerostar is required by each Airport Use Agreement to indemnify the Signatory Airlines or the PRPA for any loss arising from any injury to persons, including death, or damage to property, that results from Aerostar’s operation of the LMM Airport. However, Aerostar is not responsible for indemnifying the Signatory Airlines or the PRPA if the injury or damage is caused by negligent or willful acts of the PRPA, the Signatory Airlines or a third party that is not under contract with Aerostar.

The Use Airport Agreements entitle Aerostar to the following total annual contributions from the airlines serving the LMM Airport:

·	For the first partial year of the term (i.e., the year ending December 31, 2013), U.S.$62.0 million multiplied by the number of days of the term in that year over the number of days in that year.

·	For the five full years of the term, U.S.$62.0 million per year.

·	For the remaining full years of the term, the total annual contribution for the prior year, adjusted for inflation based on the U.S. non-core consumer price index. For the year ended December 31, 2019, the total annual contribution was U.S.$63.1 million.

Additionally, the Airport Use Agreement allows Aerostar to increase the fees it charges to the Signatory Airlines for capital expenditures relating to projects that the Signatory Airlines approve and for government-mandated capital and certain operating expenditures. Increases to the fees imposed on the Signatory Airlines and payable to Aerostar in relation to these capital expenditures are subject to the specific adjustment mechanisms outlined in each of the Airport Use Agreements.

Aerostar must operate the LMM Airport in accordance with all requirements of applicable law, including the FAA’s Airport Operating Certificate, the Airport Security Program approved by the TSA and the Airport Certificate Manual. Aerostar was also required to deposit U.S.$6.0 million into an escrow account called the Puerto Rico Air Travel Promotion and Support Fund on February 27, 2013. As of December 2018, the complete $6.0 million has been distributed to Signatory Airlines in accordance with the Airport Use Agreements.

Events of Default under the Airport Use Agreement include if Aerostar (i) fails to comply with its obligations under the Airport Use Agreement; (ii) fails to comply with a work plan approved by the airlines; (iii) any portion of the airport used by the airline is subject to a levy under execution or attachment that is not vacated by a court within 60 days or (iv) admits in writing that it cannot pay its debts as they become due, makes an assignment for the benefit of creditors or files a voluntary bankruptcy.

Capital Expenditures Required under the LMM Lease and Airport Use Agreements

Aerostar was required under the LMM Lease to fund and perform certain general accelerated upgrades at its sole cost and expense. These mandated general accelerated upgrades include landscaping improvement work as specified in the LMM Lease, repair and replacement of jet bridges that do not conform to good industry practice, repair of damaged roadways and markings, curbs and walkways, replacement of deteriorating flooring throughout the interior of the terminals and buildings at the LMM Airport, installment of Wi-Fi connectivity throughout the LMM Airport terminals, installment of electric outlets for passenger use through the LMM Airport terminals, upgrade, enhancement, repair and replacement of deficient and unsafe areas of lighting, and repair and replacement of elevators, escalators and stairwells throughout the LMM Airport terminals and buildings. Aerostar completed work on the required general accelerated upgrades by December 31, 2014.

Aerostar is also required under the Airport Use Agreements to complete certain initial capital projects, such as construction of new access roads and all necessary utilities, relocation of certain terminal baggage inspection facilities, replacement of stairwells in the LMM Airport parking garage, replacement of failed pavement in taxiways, update of airline location signs on access roads and terminal entrances and repair roof leaks in all LMM Airport terminals, among others. These initial capital projects were necessary to bring the condition of the LMM Airport to a high level consistent with the Operating Standards (described below). If the aggregate cost incurred by Aerostar for performing all required initial capital projects is less than U.S.$34.0 million, the Signatory Airlines have the right to require that Aerostar expend an amount equal to the difference between the costs incurred in performing the initial capital projects and U.S.$34.0 million toward completing other capital projects approved by the Signatory Airlines without adjusting the annual contribution the Signatory Airlines must pay Aerostar under the Airport Use Agreements. As of December 31, 2020, most of these initial capital projects have been completed, and those still in process are included in the short to medium term capital plan schedule.

In addition, Aerostar must perform any capital project that is required in order to comply with any applicable law or airport certification requirement. The Airport Use Agreements allow Aerostar to increase certain annual fees payable by the Signatory Airlines in amounts equal to the annual amortized costs of any government mandated capital projects.

All capital projects related to the operation, maintenance, construction and rehabilitation of and capital improvements to the LMM Airport must be in compliance with the standards, specifications, policies, procedures and processes outlined in the Operating Standards prepared by the PRPA and the Puerto Rico Public Private Partnerships Authority. The purpose of the Operating Standards is to provide minimum performance requirements that Aerostar must meet for the benefit of Puerto Rico, the PRPA, and the Signatory Airlines in the operation and maintenance of the LMM Airport.

Capacity Enhancement Plan

In accordance with the Airport Use Agreements, Aerostar and the Signatory Airlines agreed on a plan for the reconfiguration of the LMM Airport, also known as the Capacity Enhancement Plan, or CEP.

The CEP was a three-phase major renovation and reconfiguration project planned and designed mainly for the purpose of significantly improving the operating and passenger efficiency of the LMM Airport. The final phase was completed as of September 30, 2015.

Ownership Commitment and Restrictions

The LMM Lease allows any person who holds any shares of capital stock or any other equity interest in Aerostar to transfer its interest to any person so long as it does not constitute a “change of control” under the Lease. A “change of control” under the LMM Lease occurs if (i) there is a transfer of 50.0% or more of the direct or indirect voting or economic interests in Aerostar to another party, (ii) there is a transfer from one party to another of the power to directly or indirectly direct the management and policy of Aerostar, whether through ownership of voting securities, by contract, management agreement, or common directors, officers or trustees or otherwise or (iii) there is a merger, consolidation, amalgamation, business combination or sale of substantially all of the assets of Aerostar. If the proposed transfer would result in a change in control, then the transfer must be approved as described in this section.

In addition to the restrictions on transfers imposed by the LMM Lease, the Airport Use Agreements restrict Aerostar from transferring its interest in the LMM Airport or its rights under the LMM Lease unless the transferee is approved by the Signatory Airlines. The Signatory Airlines can withhold approval of the transferee if they reasonably determine that the transfer would be detrimental to their air transportation business at the LMM Airport. This determination must take into account one or more of the following factors: (i) the financial strength and integrity of the transferee, (ii) the experience of the transferee in operating airports and performing other projects and (iii) the background and reputation of the proposed transferee. Transfers are permitted so long as they do not constitute a “change of control,” which is defined in the same way as under the LMM Lease.

Reporting, Information and Consent Requirements

The LMM Lease requires Aerostar to notify the PRPA of all material emergencies, accidents and airfield incidents at the LMM Airport Facility. Further, in addition to reporting obligations under applicable environmental laws, Aerostar must notify the PRPA of any discharge, dumping or spilling of any reportable quantity, as defined under applicable environmental laws, of hazardous substances. Additionally, Aerostar must provide the PRPA any notice it is required to deliver to the Signatory Airlines under the Airport Use Agreements within five business days.

Aerostar is also required to provide the PRPA its unaudited financial statements for each six-month period within 60 days and its audited financial statements within 120 days after the end of each reporting year during the term. In addition, the LMM Lease grants the PRPA or any other governmental authority of competent jurisdiction audit and inspection rights with regards to Aerostar’s operation of the LMM Airport through the term of the LMM Lease.

Similarly, the Airport Use Agreements require that Aerostar keep its books and records relating to the Airport Use Agreements and to the computation of the fees payable under it by the Signatory Airlines at the LMM Airport or in or near San Juan, Puerto Rico for at least five years from the date the books and records are created. Further, the Signatory Airlines have the right, at their own expense and subject to prior notice to Aerostar, to examine, make copies of and audit any book, record or account that relates to the computation and payment of the Signatory Airlines’ annual contributions. Aerostar is also required to provide the Signatory Airlines any accident notice or financial report it is required to provide the PRPA under the LMM Lease.

Events of Default, Termination and Revocation of the LMM Lease

Under the LMM Lease, any of the following items constitute an event of default by Aerostar:

·	the failure to comply with any material obligation under the LMM Lease,

·	the failure to pay amounts owed to the PRPA,

·	the repeated failure to comply with the performance requirements of the Operating Standards,

·	the violation of the transfer restrictions imposed by the LMM Lease,

·	the inability of Aerostar to pay its debt as it becomes due, and

·	the creation of a levy under execution or attachment is made against all or any material portion of the LMM Airport as a result of a mortgage or lien.

Additionally, the LMM Lease will be automatically rescinded if Aerostar or any subsidiary, alter ego, president, vice presidents, executive directors, directors or members of its Board of Directors is convicted or enters a plea of guilty in respect of any crime outlined in Act No. 458 of the Legislative Assembly of Puerto Rico, enacted on December 29, 2000, or any succeeding law. Similarly, if Aerostar is convicted of a public integrity crime other than an Act No. 458 crime, the LMM Lease will terminate as required by Act No. 237 of the Legislative Assembly of Puerto Rico, enacted August 31, 2004, or any succeeding law.

Upon the occurrence of any of the events of default described above, the PRPA has the right to do any or all of the following:

·	terminate the LMM Lease, subject, in certain circumstances, to Aerostar’s right to cure the default;

·	if the default consists of the Aerostar’s failure to pay amounts due, make the payment on behalf of Aerostar and to be reimbursed within three business days after written demand of reimbursement;

·	cure the default and seek reimbursement for any costs associated with curing the default plus an administrative fee equal to 15.0% of the cure costs;

·	seek specific performance, injunction or other equitable remedies if damages are inadequate to remedy the default in question;

·	seek to recover losses arising from the default and exercise any recourse available to any party who is entitled to damages or a debt under applicable law;

·	seize any of Aerostar’s goods located at the LMM Airport;

·	debar or suspend Aerostar for 10 years in accordance with Act No. 29; and

·	exercise any of its other rights and remedies under the LMM Lease, at law or in equity.

New Airports Certified as Part 139 Airports

The LMM Lease entitled Aerostar to receive compensation from the PRPA if the PRPA or any other governmental authority established under the laws of Puerto Rico obtains an airport certificate under 14 CFR Part 139 that would authorize scheduled passenger commercial services at any airport located within Puerto Rico that did not have such certificate as of February 27, 2013 (i) prior February 27, 2033 at any airport located within the municipality of Ceiba or (ii) prior to February 27, 2028 at any airport located in Puerto Rico other than in the municipality of Ceiba. The compensation should restore Aerostar to the same after-tax economic position it would have enjoyed if the events described in this paragraph had not occurred. The actual amount of the compensation must be calculated in accordance with the terms of the LMM Lease.

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

The LMM Airport is subject to administrative consent orders issued by EPA pursuant to its corrective action authority under the Resource Conservation and Recovery Act. The consent orders require investigation and remediation of various areas of soil and groundwater contamination, primarily but not exclusively related to leaks and spills of gasoline and jet fuel from the fuel hydrant system at the LMM Airport property. Investigation and remediation of the contamination currently is underway and is expected to continue for several years. Pursuant to the LMM Lease, the Authority retains responsibility for all contamination that occurred before February 27, 2013, when Aerostar began operating the LMM Airport.

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

COLOMBIAN REGULATORY FRAMEWORK

Applicable Law in Colombia

The following are the principal laws, regulations and instruments that govern the operation of our Colombian airports:

·	the concession that entitles Airplan to operate our Colombian airports, which was granted on March 13, 2008,

·	Law 80 of 1993, enacted on October 28, 1993;

·	Law 105 of 1993, enacted on December 30, 1993;

·	Law 336 of 1996, enacted on December 20, 1996;

·	Law 1150 of 2007, enacted on July 16, 2007; and

·	decrees and resolutions governing aeronautical activity enacted by the Colombian Ministry of Transportation and Aerocivil.

Role of the National Infrastructure Agency

The National Infrastructure Agency, or the ANI, is part of the Colombian Ministry of Transportation and represents the principal institution responsible for infrastructure concessions in Colombia. The ANI was created in 2011 and assumed the duties of its predecessor agency, the National Institute of Concessions. The ANI is authorized by Decree 4165 of 2011 to perform the following functions, among others:

·	identify, evaluate and propose concession initiatives or other forms of public services;

·	plan the procurement and execution of concession projects or other forms of public-private partnership for the design, construction, maintenance, operation, administration and/or exploitation of public infrastructure and related services identified by the Colombian government;

·	define procedures for the stages of concession projects, including the planning, pre-awarding, awarding and evaluation of concession projects or other forms of public-private partnership;

·	coordinate studies and surveys to define and collect information related to concession projects and other forms of public-private partnership, including studies related to tariffs, valuation and environmental matters;

·	supervise the technical, legal and financial structuring of concession projects or other forms of public-private partnership in accordance with the policies established by national transportation and economic authorities;

·	coordinate and manage development processes related to concession projects and other forms of public-private partnerships, including the procurement of licenses and permits and the negotiation and acquisition of properties;

·	assess and monitor the concession projects and other forms of public-private partnership, as well as propose and implement measures related to risk management and mitigation;

·	verify concession holders’ compliance with obligations set forth in concession agreements and in policies and guidelines from the relevant authorities; and

·	coordinate with national authorities such as the National Institute of Roads and Aerocivil with respect to transportation structure of concession projects or other forms of public-private partnership.

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

Role of Aerocivil

The Special Administrative Unit of Civil Aeronautics, or Aerocivil, is a government agency of the Colombian Ministry of Transportation. Aerocivil is the principal regulator of civil aviation, the aviation industry and the Colombian airspace. Aerocivil is authorized by Law 105 of 1993 and Decree 260 of 2004 to perform the following functions, among others:

·	oversee and regulate air transport and air navigation in Colombia;

·	collaborate with the Ministry of Transportation and other authorities to define policies, guidelines and general plans for civil aeronautics and air transport for the greater development of Colombia;

·	monitor and review compliance with national and international policies regarding civil aviation and air transportation;

·	promote and implement strategies to advance the development of services in the airport sector;

·	evaluate compliance with aeronautical and air transport regulations at private airports or airports under concession;

·	promote regional participation and mixed schemes in airport administration;

·	establish and enforce fees and tariffs for the provision of aeronautical and airport services or those generated by concessions, authorizations, licenses or any other type of income or asset; and

·	organize and operate aeronautical telecommunications.

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

The concession agreement consists of four stages:

·	an initial 10-month stage known as the previous stage;

·	an adaptation and modernization stage, which was intended to last five years, but was extended until all airports under the concession execute their investment plan for the development of the airports;

·	a maintenance stage; and

·	a reversion stage, in which the concession terminates and all real and other property under the concession reverts to the Colombian government. This final stage cannot last longer than three months.

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

Committed Investments

Airplan and the Colombian government reached agreements in 2014 and 2016 with terms of three years and 33 months, respectively, with regard to investment commitments for certain of Airplan’s airports. In 2018 and 2019, we executed amendments to the 2014 and 2016 agreements that extended the term of those agreements but did not modify the amount of investment commitments. For 2018, 2019 and 2020, José María Córdova International Airport has committed investments of U.S.$13.5 million (COP$44,210.0 million) , U.S.$9.1 million (COP$29,790.5 million) and U.S.$130,000 (COP$462.3 million), respectively. For 2018, El Caraño Airport has committed investments of U.S.$0.84 million (COP$ 2,758.1 million). These amounts have been translated at the rate of COP$3,432.50 per U.S.$1.00, which corresponds to the Colombian Peso Market Exchange Rate (Tasa de cambio representativa del mercado) as of December 31, 2020. Antonio Roldán Betancourt Airport, Enrique Olaya Herrera Airport, Los Garzones Airport and Las Brujas Airport do not have any investment commitments with the Colombian government for 2018, 2019 and 2020.

The following table presents a summary of the investment commitments for our Colombian airports as of December 31, 2020.

Committed Investments at Our Colombian Airports

Airport	Project Description	Amount Invested (in millions of COP$)	Status as of December 31, 2020
Montería	Runway renovation	10,762.2	Completed
Corozal	Runway renovation	5,757.5	Completed
Medellín (Rionegro)	Runway renovation	28,304.3	Completed
Medellín	Runway renovation	8,321.3	Completed
Quibdó	Runway renovation	16,322.1	Completed
Carepa	Runway renovation	13,622.5	Completed
Medellín (Rionegro)	Expansion of domestic departures passenger terminal	22,588.6	Completed
Medellín (Rionegro)	Expansion of international departures passenger terminal	25,492.5	Completed
Medellín (Rionegro)	Connections building	23,456.5	Completed
Medellín (Rionegro)	Expansion of international platform	37,749.4	Completed
Medellín (Rionegro)	Expansion of cargo terminal	99,725.2	Completed
Quibdó	Expansion of passenger terminal	10,727.7	Completed
Quibdó	Construction of shopping center, hotel and library	75,509.5	Completed
Quibdó	Expansion of runway and platform	86,041.8	Completed
Montería	Expansion of passenger terminal	29,288.8	Completed

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

Under applicable Colombian laws and the terms of the concession, a concession may be terminated upon any of the following events:

·	expected revenues are reached, after the concession has been in force for at least 24 years;

·	the concession has been in force for 40 years, regardless of whether the concession holder has achieved the expected revenues;

·	the ANI and the AOH unilaterally terminate the concession, provided that any of the following events has occurred:

·	the requirements of public service or a situation of public order require termination;

·	dissolution of the concession holder;

·	bankruptcy of the concession holder;

·	cessation of payments, bankruptcy or judicial liens of the concession holder seriously affect its ability to satisfy the concession agreement; or

·	declaration of debarment by the ANI or the AOH as a result of a material breach by the concession holder that affects the concession’s execution in a grave manner, including in the event that the concession holder fails to remedy fines imposed due to noncompliance with the concession agreement.

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

Under Colombian laws, the concession holder must obtain certain environmental permits for construction activities. Decree 1076 of 2017 requires an environmental license for certain enumerated activities that have the potential to cause the deterioration of natural renewable resources and significantly modify the surrounding landscape.

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our material consolidated subsidiaries as of December 31, 2020, including our direct and indirect ownership interest in each:

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

(1) As of December 31, 2020, Aeropuerto de Cancún, S.A. de C.V., has an 18.1% equity participation in this airport.

(2) As of December 31, 2020, Aeropuerto de Cancún, S.A. de C.V., has a 18.4% equity participation in this airport.

(3) As of December 31. 2020, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.

(4) As of December 31. 2020, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.

(5) As of December 31, 2020, Aeropuerto de Cancún, S.A. de C.V., has a 17.8% equity participation in this airport.

(6) As of December 31, 2020, Aeropuerto de Cancún, S.A. de C.V, has a 60.0% equity participation in this entity. On June 1, 2017, we began to consolidate Aerostar results into our financial statements.

(7) As of December 31, 2020, Aeropuerto de Cancún, S.A. de C.V., has a 100% equity participation in this group. On October 19, 2017, we began to consolidate Airplan results into our financial statements.

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

Overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government, six airports in Colombia under concessions granted by the Colombian government and the LMM Airport in San Juan, Puerto Rico. The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers. For example, in 2018, 2019 and 2020, 58.0%, 57.1% and 42.9%, respectively, of our total revenues were derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge at our Mexican airports under the price regulation system established by the Ministry of Communications and Transportation. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each Mexican airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

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

Recent Developments

The COVID-19 Pandemic

The governments of the United States and Colombia have put in place travel restrictions in response to the COVID-19 pandemic. On March 20, 2020, the United States closed its land border with Mexico, except to essential travel and trade and commerce, and the closure has been extended until at least April 21, 2021. On March 23, 2020, the FAA approved a request by the Governor of Puerto Rico to redirect all commercial flights bound for Puerto Rico through LMM Airport and that all passengers be screened by representatives of the Puerto Rico Health Department. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. Starting on July 15, 2020, the Governor of Puerto Rico began implementing the following additional measures: all passengers must wear a mask, complete a mandatory flight declaration form from the Puerto Rico Health Department and submit negative results of a PCR molecular COVID-19 test taken 72 hours prior to arrival to avoid having to undergo the two-week quarantine. The LMM Airport remains open and operating, albeit with substantially reduced flight and passenger volumes.

Beginning on January 26, 2020, the CDC issued an order requiring international travelers arriving in the United States, including returning United States citizens, to get a viral test for COVID-19 within the 3 days before their flight’s departure and provide evidence of a negative test result to the airline or documentation evidencing that they have recovered from COVID-19. Additionally, passengers must get tested again 3 to 5 days after arrival in the United States and self-quarantine for 7 days after their arrival. Beginning January 7, 2021, Canada established similar testing requirements for passengers travelling to the country. Subsequently, the Canadian government suspended flights between Canada, Mexico and the Caribbean until April 30, 2021. Additionally, foreign nationals may not enter Canada for non-essential reasons including leisure, visits, weddings or upkeep of property. As of April 2, 2021, CDC guidelines specify that fully vaccinated travelers and those who recovered from COVID-19 in the past 3 months do not need to get tested before or after travel unless their destination requires and that such travelers do not need to self-quarantine. Unvaccinated travelers must still get tested before and after travel and self-quarantine. Several Mexican airports have implemented COVID-19 test sites certified by the government, which are operated by third parties, who have been granted the space to provide this service at the airports of Cancun, Cozumel, Mérida, Veracruz and Oaxaca.

The government of Colombia suspended commercial aviation for all airports in the country from March 25 to September 1, 2020. As a result, operations at our Colombian airports were suspended at this time. As of October 2, 2020, all of our Colombian airports had reestablished passenger commercial flights under the initial phase of the gradual connectivity plan announced by the Civil Aviation Authority in Colombia. International flights to Colombia resumed on September 21, 2020, albeit on a limited basis, as part of the gradual reactivation. Beginning on January 7, 2021, Colombia re-introduced a negative test requirement for entry into its territory, and passengers on incoming international flights to Colombia must submit negative results of a PCR molecular COVID-19 test taken within 96 hours of their departure to Colombia (subject to certain exemptions which permit entry for passengers who verbally state their difficulty in obtaining or receiving the results of a PCR molecular COVID-19 test within the required time period to either take the test in Colombia and remain isolated until receiving a negative test result or forego taking the test and remain in preventative isolation for at least 14 days).

Mexico’s General Health Council, which reports directly to the President, has recognized COVID-19 as a disease that requires “priority attention” and on March 30, 2020, declared a national health emergency in response to the COVID-19 pandemic. The Mexican government has implemented various measures to control the spread of COVID-19, including extraordinary actions, such as school closures and the suspension of non-essential activities, in the regions most affected. For purposes of these measures, airports are considered essential and our Mexican airports remain operational. In June 2020, the Mexican federal government implemented a four-color stoplight system to indicate the risk and restrictions, if any, imposed in each of Mexico’s 32 states. Under “red” in the stoplight system, only essential activities are allowed. As of April 6, 2021, Mexico City is orange, and of the rest of the Mexican states which our airports serve, Yucatan is orange, Oaxaca, Quintana Roo and Tabasco are yellow and Chiapas and Veracruz are green. The stoplight system is updated every fifteen days. We cannot guarantee that any areas currently classified as green, yellow or orange will not turn to red in the future, which could result in restrictions on, among other things, access to beaches and reductions in permissible hotel capacity.

Several COVID-19 vaccines have been developed or are being developed. The United States has approved three for use, Mexico has approved five for use and Colombia has approved four for use. Access to and distribution of the vaccines varies by area and country, and it appears that the long-term efficacy of the vaccines is still under study. While the development of such vaccines could allow both international and domestic passengers to travel more freely to, from and within the countries and areas in which we operate, vaccination programs are still ongoing and the effect of the vaccines on our operations, including the timing of such effect, cannot be predicted at this time.

Some of our airline and other clients and tenants have asked for assistance, either through discounts on payments owed to us or by an extension on those payments. We remain in commercial discussions with those clients and tenants regarding their contracts. We expect the COVID-19 pandemic to continue to cause a slight increase in our allowance for doubtful accounts in 2021, but by much less that the increase in our 2020 allowance. Several of our airline customers participated in the financial relief provided by the CARES Act. Despite the ongoing effects of the COVID-19 pandemic on airlines, additional relief may not be provided in the future, nor may similar government relief be made available to our airline customers based outside of the United States.

On May 12, 2020, the United States Government, through the FAA, awarded Aerostar a financial aid grant under the CARES Act amounting to U.S.$33.4 million (approximately Ps.717.6 million) to respond to the impacts of COVID-19. These funds may be used by the Company within a period of four years and for any purpose for which airport revenues may be lawfully used, except for new airport development projects. Moreover, Aerostar was eligible for additional funding under the second round of airport grants within the Coronavirus Response and Relief Supplemental Appropriation Act (CRRSAA) Act, passed by the President of the United States on December 27, 2020. On February 18, 2021, official confirmation was received that the FAA granted additional Aerostar federal assistance amounting to U.S.$10.6 million (Ps.210.6 million), which will be recognized once received, subject to verification of expenses with the relevant authorities. To date, no verifications have been conducted and no reimbursements relating to this second grant have been received. We cannot guarantee that we will be able to fully utilize the financial aid grants awarded to Aerostar, or that any additional financial aid will be made available to us by the United States Government or any other government.

The COVID-19 pandemic had a significant negative effect on our operations in 2020 and the future effects of the pandemic are still uncertain. We experienced a significant reduction in passenger traffic in Puerto Rico, Mexico and Colombia in 2020 as a result of the actions taken by the Mexican, U.S., Colombian and other governments and from the broader reduction in demand for air travel caused by the COVID-19 pandemic. We experienced a significant reduction in passenger traffic in Puerto Rico, Mexico and Colombia starting in March 2020 as a result of the actions taken by the Mexican, U.S., Colombian and other governments and from the broader reduction in demand for air travel caused by the COVID-19 pandemic. Passenger traffic continued to decline sharply across our airport network in the subsequent months, although year over year declines have been lower since June 2020. We took a number of actions in response to the decrease in demand for air travel and passenger traffic, including (a) the temporary closure of terminals 2 and 3 in our Cancún airport, (b) cost reduction initiatives, although most of our cost structure is fixed and (c) the Company entered into new agreements with several airline and commercial clients to extend their payment terms by signing promissory notes, including for any past due amounts, with a maturity of not more than one year in Mexico and Colombia. Most of our cost structure is fixed, and the impact from these cost reduction measures is not expected to be significant vis à vis the potential decline in revenues resulting from the disruption in passenger traffic across the Company’s operations. We have established health and safety protocols aimed at enhancing the well-being of passengers and essential operating personnel across the airports we operate. Protective gear is required for staff working on the premises, and sanitization practices in accordance with the guidelines of local health authorities are in place. We have also implemented a remote working policy for staff where possible.

While formal advisories and restrictions have been eased in some cases, in part because of the availability of COVID-19 testing, it is possible that such advisories or restriction may be reintroduced in the future. Furthermore, while the development of COVID-19 vaccines could allow both international and domestic passengers to travel more freely to, from and within the countries and areas in which we operate, vaccination programs are still ongoing and the timing and effect of these programs cannot be determined. Our total passenger traffic decreased 6.3% in the first quarter of 2021 compared to the first quarter of 2020. However, we cannot predict if this decrease will continue or at what rate, and we expect COVID-19 to continue to severely impact the countries and regions where we operate in 2021.

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

Our air passenger traffic at LMM Airport in 2018 decreased 0.4% from 2017. Our air passenger traffic at LMM in 2019 increased 12.8% from 2018. Our air passenger traffic at LMM in 2020 decreased 48.7% from 2019.

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

We participated in a tax amnesty program implemented by the Mexican federal government

When bidding was concluded for the shares of the Mexican airport group that became ASUR, The Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes.  Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination.  In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes. Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. As of April 6, 2021, our appeal is still pending resolution with respect to such distributions. If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

Passenger Traffic Volume and Composition

Our principal source of revenues at our Mexican and Colombian airports is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers). In 2018, 2019 and 2020, passenger charges represented 73.2%, 73.0% and 60.9% of our aeronautical services revenues and 42.5%, 41.6% and 26.1%, respectively, of our consolidated revenues. Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.

Volumes in Mexico

In 2018, 2019 and 2020, approximately 47.7%, 48.8% and 55.9%, respectively, of the passengers traveling through our Mexican airports were domestic. The total number of Mexican domestic passengers for 2020 decreased 44.6% as compared to 2019. In 2018, 2019 and 2020, 52.3%, 51.2% and 44.1% of the passengers traveling through our Mexican airports were international. During 2018, 2019 and 2020, 26.6%, 25.9% and 14.8%, respectively, of our total revenues were derived from passenger charges collected from international passengers traveling through our airports.

Of the international passengers traveling through our Mexican airports, a majority have historically traveled on flights to or from the United States. In 2018, 2019 and 2020, for example, 30.6%, 28.5% and 29.2% of the total passengers and 58.4%, 55.7% and 66.2%, respectively, of the international passengers traveling through our Mexican airports arrived or departed on flights originating in or departing to the United States. As a consequence, our results of operations are substantially influenced by U.S. political, economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. For more information on the potential influence of U.S. political and economic conditions, see “Item 3—Key Information—Risk Factors—Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico and Colombia.”

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

Volumes in Puerto Rico

The majority of passenger traffic volume in the LMM Airport consists of domestic passengers traveling from the mainland United States. In 2020, 93.9% and 6.1% of the passengers traveling through the LMM Airport were domestic and international, respectively. As with Mexico, our results in Puerto Rico are substantially influenced by economic and political developments in the United States. In addition, we expect that passenger traffic volumes will be influenced by the progress of recovery efforts from Hurricane Maria. For more information, see “Item 3—Risk Factors—Risks Related to Our Operations—Hurricanes and other natural disasters have adversely affected our business in the past and could do so again in the future.”

In 2020, we had 4.8 million passengers travel through the LMM Airport.

Volumes in Colombia

The majority of passenger traffic volume in our Colombian airports consists of domestic passengers. In 2020, 86.0% and 14.0% of the passengers traveling through our Colombian airports were domestic and international, respectively. Of the international passengers traveling through our Colombian airports, approximately 46.2% traveled on flights originating in or departing to the United States. Similar to Mexico and Puerto Rico, our results in Colombia may be influenced by economic and political developments in the United States.

In 2020, we had 4.2 million passengers travel through our Colombian airports.

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

Revenues from our Mexican and Colombian airports are subject to a “dual-till” price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our Mexican airports, are regulated by the relevant authorities. The system of price regulation applicable to our Mexican airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services. The maximum rates for our Mexican airports have been determined for each year through December 31, 2020. Aerocivil in Colombia establishes the fees and tariffs for the provision of aeronautical revenues at our Colombian airports. Each year, our subsidiary Airplan is required to update the fees and tariffs related to its concession, which are then submitted to Aerocivil for its review and approval.

Aeronautical revenues at the LMM Airport are not directly regulated by the government. However, aeronautical revenues at the LMM Airport are limited by the terms of the Airport Use Agreements, which govern the relationship between our subsidiary Aerostar and the principal airlines serving the LMM Airport. Pursuant to the agreement, Aerostar is entitled to an annual contribution of U.S.$62 million during the first five years of the term. From year six onward, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index.

In 2018, 2019 and 2020, 60.1%, 57.9% and 37.4%, respectively, of our total revenues from our Mexican operations and 6.7%, 6.7% and 8.9%, respectively, of our revenues from non-aeronautical services at our Mexican airports were earned from regulated sources of revenues. Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our Mexican airports by the Ministry of Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Communications and Transportation in Mexico. In 2020, 61.7% of our total revenues from our Colombian operations were earned from regulated sources of revenues. Aerocivil in Colombia establishes the tariffs applicable to regulated sources of revenue at our Colombian airports.

The following table sets forth our revenues for the years ended December 31, 2018, 2019 and 2020.

	Year ended December 31,
	2018		2019		2020

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(1)	9,222.6	59.8%	9,890.2	58.8%	5,637.8	44.7%
Non-regulated Revenues:
Access fees from non-permanent ground transportation	57.9	0.4%	65.9	0.4%	31.2	0.2%
Car parking and related access fees	298.5	1.9%	319.2	1.9%	171.2	1.4%
Other fees	18.8	0.1%	17.1	0.1%	14.7	0.1%
Commercial Services	4,743.6	30.8%	5,158.5	30.7%	3,004.7	23.8%
Other Services	133.0	0.9%	134.5	0.8%	108.0	0.9%
Other Revenues:
Construction Services(2)	935.8	6.1%	1,236.2	7.3%	3,657.1	28.9%
Total	15,410.2	100.0%	16,821.6	100.0%	12,624.7	100.0%

(1)	Includes access fees charged to third parties providing complementary services in our airports, which are classified as non-aeronautical revenues for financial reporting purposes, as well as aeronautical revenues in Puerto Rico, which, although unregulated, are limited by a long-term contract with our airline clients at that airport.
(2)	We are required to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services.

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

Under the Mexican regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5.0%), as long as the total aeronautical revenue per workload unit each year at each of our Mexican airports does not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our Mexican master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Our current agreements with our principal airline customers at our Mexican airports have been renewed. We do not have any contracts that will expire before April 30, 2021. Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements.

In 2018, 2019 and 2020, passenger charges at our Mexican airports represented 53.7%, 53.1% and 45.4% of our aeronautical service revenues and 31.2%, 30.3% and 19.5%, respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our Mexican airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each Mexican airport are subject to a maximum rate established by the Ministry of Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing credit notes or discounts to customers as price adjustments. These price adjustments or discounts constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year. All discounts and credit notes are issued and recorded in the same year as the service is provided. In 2018, 2019 and 2020, we did not issue rebates in significant amounts.

Colombian Aeronautical Revenues

Our Colombian airports’ revenues from passenger charges for the use of terminals, takeoff, landing and aircraft movement charges, charges for boarding bridges and aircraft parking charges are regulated by the National Infrastructure Agency pursuant to its concession agreement with our subsidiary Airplan. In 2020, passenger charges at our Colombian airports, represented 7.6% of our consolidated aeronautical revenues and 3.3% of our consolidated revenues. Our subsidiary Airplan charges tariffs to airlines (relating to domestic routes, international routes and development). The tariffs are established by Aerocivil, through Resolution 04530 of 2007 and will expire between 2019 and 2032. As of December 31, 2020, the following airlines at our Colombian airports were subject to such tariffs: Avianca, Aerorepública (COPA), Viva Air, LATAM, American Airlines, EasyFly, Spirit, Aeroméxico, Jet Blue, Satena, Iberia, Air Panama, Avior, Interjet Air Europa, Tampa Cargo, LAN Cargo, among others. See “Item 4—Information on the Company—Business Overview—Colombia.”

Puerto Rican Aeronautical Revenues

As noted above, aeronautical revenues from our LMM Airport are limited by the Airport Use Agreements among Aerostar and the principal airlines serving the LMM Airport. Aeronautical revenues include revenues from passenger charges for the use of terminals, landing and aircraft movement charges and aircraft parking charges. We include aeronautical revenues from LMM Airport in our calculation of total regulated revenues. In 2020, passenger charges at our LMM Airport, represented 7.8% of our consolidated aeronautical revenues and 3.4% of our consolidated revenues.

The following table sets forth our consolidated revenue from aeronautical services from all airports for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2018		2019		2020

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	6,547.7	73.2%	7,005.0	73.0%	3,476.8	64.2%
Landing charges	1,047.8	11.7%	1,148.8	12.0%	983.2	18.2%
Aircraft parking charges	745.9	8.3%	765.6	8.0%	572.7	10.6%
Airport security charges	92.0	1.0%	102.2	1.0%	46.6	0.9%
Passenger walkway charges	509.5	5.7%	575.4	6.0%	333.1	6.1%
Total Aeronautical Revenue	8,942.9	100.0%	9,597.0	100.0%	5,412.4	100.0%

The following table sets forth our Mexican revenue from aeronautical services per workload unit for the years indicated. Our Colombian and Puerto Rico airports are not regulated under workload units.

	Year ended December 31,
	2018	2019	2020

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(1)
Other information:
Total workload units(2)	33.9	34.9	17.0	(51.3)%
Aeronautical Revenue	5,965.5	6,334.9	3,115.3	(50.8)%
Aeronautical Revenue per workload unit(3)	175.8	181.7	183.3	0.9%

(1)	As compared to the previous year.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)	Aeronautical revenues per workload unit are expressed in Mexican pesos (not millions of Mexican pesos).

The following table sets forth the number of passengers paying passenger charges for the years indicated.

Airport	Year ended December 31,
	2018	2019	2020	% Change 2019-2020

	(in thousands of Mexican pesos, except percentages)
Cancún	12,419.0	12,569.9	6,097.3	(51.5)%
Merida	1,195.2	1,364.4	635.9	(53.4)%
Villahermosa	616.7	620.4	316.0	(49.1)%
Other Mexican airports	2,176.3	2,310.5	1,169.3	(49.4)%
San Juan	8,250.0	9,386.0	4,845.1	(48.4)%
Colombia	5,287.9	6,007.1	2,095.9	(65.1)%
Total	29,945.1	32,258.3	15,159.5	(53.0)%

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

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

	Non-Aeronautical Revenues
	Year ended December 31,
	2018		2019		2020

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Non-aeronautical Services:
Commercial	4,778.9	86.4%	5,199.6	86.8%	3,022.5	85.0%
Leasing of space	4,431.4	80.1%	4,830.8	80.7%	2,773.0	78.0%
Access fee	57.9	1.0%	65.9	1.1%	31.2	0.9%
Other	289.6	5.2%	302.9	5.1%	218.3	6.1%
Non Commercial	752.6	13.6%	788.9	13.2%	532.7	15.0%
Leasing of space	133.4	2.4%	141.3	2.4%	140.8	4.0%
Access fee	392.9	7.1%	415.1	6.9%	218.8	6.1%
Other	226.3	4.1%	232.5	3.9%	173.1	4.9%
Total Non-aeronautical Revenue	5,531.5	100.0%	5,988.5	100.0%	3,555.2	100.0%

The following table sets forth other information about our passengers and revenues for the years indicated:

	Year ended December 31,
	2018	2019	2020

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(1)
Other information:
Total Terminal Pasengers(2)	52.2	55.7	25.6	(54.0)%
Total Non-aeronautical revenues	5,531.5	5,988.5	3,555.2	(40.6)%
Non-aeronautical revenue per terminal passenger(3)	105.9	107.5	138.8	29.1%

(1)	As compared to previous year.
(2)	In millions. Excludes transit and general aviation passengers.
(3)	Revenue per passenger amounts are expressed in Mexican pesos (not millions of Mexican pesos).

Our commercial revenues consist primarily of revenues from duty-free shops, food and beverage establishments, retail stores, advertising revenues, parking lots, car rental companies, banking and currency exchange services, teleservices and ground transportation. In some cases, we provided support to tenants in 2020 by extending payment terms to 180 days.

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2018	2019	2020

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Commercial Revenues:
Duty-Free Shops	1,861.1	1,963.9	1,033.3	(47.4)%
Food and Beverage	738.4	820.0	449.3	(45.2)%
Retail Stores	621.8	717.2	420.1	(41.4)%
Advertising Revenues	161.2	187.2	92.7	(50.5)%
Parking Lots	298.5	319.2	171.2	(46.4)%
Car Rental Companies	611.8	674.0	485.7	(27.9)%
Banking and Currency Exchange Services	119.9	115.9	72.6	(37.4)%
Teleservices	14.1	16.0	15.2	(5.0)%
Ground Transportation	134.0	98.0	49.7	(49.3)%
Other Services	539.0	632.2	417.4	(34.0)%
Total	5,100.0	5,543.6	3,207.2	(42.1)%

The Mexican Ministry of Communications and Transportation does not classify certain of these revenues as “commercial revenues.” Accordingly, the following table sets forth the reconciliation between commercial revenues classified according to the requirements of the Ministry of Communications and Transportation and commercial revenues classified according to IFRS for the years indicated.

	Year ended December 31,
	2018	2019	2020

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Non-aeronautical Services(1):
Commercial	4,778.9	5,199.6	3,022.5	(41.9)%
Commercial Revenues(2):
Parking Lots	298.5	319.2	171.2	(46.4)%
Other Services	22.6	24.8	13.5	(45.6)%
Total	5,100.0	5,543.6	3,207.2	(42.1)%

(1)	Classified according to the requirements of the Ministry of Communications and Transportation.
(2)	Classified according to IFRS.

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

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2018	2019	2020

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Operating Costs:
Cost of services:
Employee costs	807.1	984.5	835.6	(15.1)%
Maintenance	672.5	698.4	447.9	(35.9)%
Safety, security and insurance	508.3	548.4	400.6	(27.0)%
Utilities	486.3	503.2	406.0	(19.3)%
Other	1,075.4	1,096.4	881.5	(19.6)%
Total cost of services	3,549.6	3,830.9	2,971.6	(22.4)%
Costs of construction	935.8	1,236.2	3,657.1	195.8%
Administrative expenses	235.3	250.2	232.9	(6.9)%
Technical assistance fee	386.2	404.1	175.6	(56.5)%
Government concession fee	898.3	986.8	535.4	(45.7)%
Depreciation and amortization:
Depreciation(1)	44.3	66.3	99.5	50.4%
Amortization	1,716.4	1,770.6	1,835.3	3.6%
Goodwill impairment
Total depreciation and amortization	1,760.7	1,836.9	1,934.8	5.3%
Total operating costs	7,765.9	8,545.1	9,507.4	11.3%
Other Information:
Total workload units(2)	33,936.8	34,866.2	17,040.2	(51.1)%
Cost of services per workload unit(3)	50.8	54.8	96.8	76.6%
Cost of services margin(4)	16.6%	16.7%	18.5%	10.5%

(1)	Reflects depreciation of fixed assets.
(2)	In thousands. Under the regulation applicable to our aeronautical revenues at our Mexican airports, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. Our Colombian and Puerto Rican airports are not regulated by workload unit.
(3)	Cost of services per workload unit at our Mexican airports are expressed in Mexican pesos (not millions of Mexican pesos). Our Colombian and Puerto Rican airports are not regulated by workload unit.
(4)	Cost of services divided by total revenues, expressed as a percentage.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, as well as utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.

Employee Statutory Profit Sharing

Employee Profit Sharing in Mexico

We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws (“PTU”). Under this regime, 10.0% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees in Mexico other than the chief executive officer. The PTU is only applicable within Mexico. We committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps.17,500 per year for continued service. These amounts are paid and expensed at the end of each year, and are included in our cost of services. In 2018, 2019 and 2020, we calculated our obligations in respect of employee statutory profit sharing amount to be Ps.8.1 million, Ps.10.2 million and 3.1 million, respectively. Additionally the amount of Ps.7.0 million was paid to unionized employees for the year ended December 31, 2020, and is recorded as a cost of service.

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

Puerto Rican Concession Fee

Our subsidiary Aerostar is required to make annual revenue-sharing payments to the PRPA according to the terms of its LMM Lease for the LMM Airport. The LMM Lease was signed on February 27, 2013 and has an initial term of 40 years. Aerostar is required to make fixed payments of U.S.$2.5 million per year for the first five years, 5.0% of gross airport revenues for the sixth through thirtieth years and 10% of gross airport revenues for the thirty-first through fortieth years.

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

Taxation

Taxation in Mexico

Our provision for taxes consists of solely an income tax (Impuesto Sobre la Renta, or ISR). We were subject to an asset tax, which was discontinued in 2019. We are subject to a 30.0% income tax in Mexico. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to a corporate-level dividend income tax. Income tax due on dividends paid in excess of the balance of an entity’s after-tax profit account (“CUFIN”) is levied by applying the 30.0% income tax rate to the product of the amount of such dividends and a factor of 1.4286. Tax due is payable by us and may be credited against income tax for the year or the two immediately following fiscal years. In addition, as a general rule, dividends paid by a Mexican entity to a non-resident are subject to Mexican withholding tax at a rate of 10% on the gross amount of the dividend distributed.

We have recognized deferred income tax for Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V, Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Aeropuerto de Huatalco, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Cancún Airport Services, S.A. de C.V., Servicios Aeroportuarios del Sureste, S.A. de C.V., RH Asur, S.A. de C.V., Cargo RF, S.A. de C.V. and Caribbean Logistic, S.A. de C.V., and, based on our financial and tax projections, we have estimated that all of these subsidiaries will continue paying income tax in the future.

Taxation in Puerto Rico

Pursuant to our agreement with the Treasury Department of Puerto Rico and the Public Private Partnership Law, our operations at the LMM Airport are subject to a 10.0% income tax.  Earnings distributions and profits derived from the LMM Airport that are covered by the LMM Lease are also subject to a 10.0% tax.

Taxation in Colombia

Our provision for taxes in Colombia consists of two levels of income taxes. We are subject to a 31.0% income tax in Colombia for fiscal year 2021 and we were subject to a 4.0% surcharge that applied in 2017 and 2018 to entities with a taxable base greater than COP$800,000. Our applicable tax rate in Colombia for 2018 was 33.0%, plus the 4.0% surcharge and for 2019 was 33.0% without the surcharge, which was abrogated in 2019. Note that the income tax rate will gradually reduce to 32.0% in 2020, 31.0% in 2021 and 30.0% in 2022 and thereafter.

According to Article 188 of the Colombian Tax Code, for income tax purposes, it is assumed that a taxpayer’s net income is not less than 3.5% of his or her net worth, on the last day of the immediately preceding taxable year. The percentage of presumptive income referred to in Article 188 was reduced to 0.5% in taxable year 2020 and indefinitely reduced to 0% starting in 2021. The result of presumptive income being 0% is that taxpayers from 2021 onwards will only pay corporate income tax over their ordinary net income, with taxable income defined as the excess of all operating and non-operating revenue over deductible costs and expenses.

The Company’s overall income taxes for 2018, 2019 and 2020 are as follows:

Income Tax

	Year ended December 31,
	2018	2019	2020

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Income Tax
Current Income Tax	1,746.0	1,975.7	634.4	(67.9)%
Deferred Income Tax	50.0	2.4	94.8	3850.0%
Total Income Tax	1,796.0	1,978.1	729.2	(63.1)%
Current Asset Tax	0.9	0.0	0.0	---
Total Asset Tax	0.9	0.0	0.0	---
Total Income Tax	1,796.9	1,978.1	729.2	(63.1)%

The determination of which taxes are payable and the appropriate tax rate to use therein for the deferred taxes associated with these tax regimes is determined on an individual airport-by-airport basis since we do not file a consolidated income tax return.

In 2020, the VAT tax rate applicable in Mexico was 16.0 (subject to certain extensions in Cozumel and Tapachula, where the current VAT tax is 11%), and calculated generally on a monthly cash flow basis. Companies that engage in the business of selling, rendering services, leasing, importing or exporting goods are subject to VAT.

The VAT effectively paid on purchases of goods and services received in Mexico can be credited against the VAT effectively collected. In the case that the VAT paid exceeds the VAT collected in a given period, companies may request a rebate of the favorable VAT balance from the tax authorities or offset the VAT favorable balance against output VAT resulting from the companies’ operations. As of 2019, it is no longer possible to offset VAT balances against other federal taxes.

In 2020, the general VAT tax rate applicable in Colombia was 19% and calculated and paid on a bimonthly basis. Companies that engage in the business of selling goods, rendering services, leasing, importing or exporting goods are subject to VAT (subject to certain exemptions and exclusions).

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

Dividends paid out of profits generated from 2017 forward and distributed in 2018 to foreign resident companies were taxed at a rate of 5%. Dividends paid out of profits generated from 2017 forward and distributed in 2019 to foreign resident companies were taxed at a special rate of 7.5%. Dividends paid out of profits generated from 2017 forward were distributed in 2020 and will be distributed in 2021 to foreign resident companies who were and will be taxed at a rate of 10%.

In addition to the abovementioned taxes, where a company resident in Colombia has not paid income tax on the profits being distributed due to applicable exemptions, differences in depreciation/amortization rates or the offsetting of tax losses from previous fiscal years, among other reasons, dividends distributed to foreign partners or shareholders may be subject to an equalization tax in Colombia at the corporate income tax rate (32% in 2020, 31% in 2021 and 30% from 2022 onward). After the application of the relevant corporate income tax rate, the abovementioned dividend tax rate of 10% will be levied on the remainder of the dividend paid in 2021.

Dividends paid out of profits generated in 2016 or earlier years to foreign residents, provided that the profits were subject to income tax, are not subject to a dividend tax.

The Double Taxation Treaty in effect between Colombia and Mexico eliminates the aforementioned dividend tax when the recipient of the dividends is a Mexican resident and those dividends are not attributable to a permanent establishment of the recipient in Colombia. However, when the dividends are paid out of profits that were not subject to income tax at the level of the Colombian entity distributing them, they may still be subject to the aforementioned income tax at a rate of 31% (or 30% from fiscal year 2022 onward).

Effects of Inflation and Economic Changes

The following table sets forth, for the periods indicated:

·	the Mexican inflation rate;

·	the Colombian inflation rate;

·	the U.S. inflation rate;

·	the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period; and

·	the percentage that the Colombian GDP changed as compared to the previous period.

	Year ended December 31,
	2018	2019	2020
Mexican inflation rate(1)	4.8%	2.8%	3.2%
Colombian inflation rate	3.2%	3.8%	1.6%
U.S. inflation rate(2)	1.9%	2.3%	1.4%
Increase (decrease) in Mexican GDP(3)	2.0%	(0.1)%	(8.5)%
Increase (decrease) in Colombian GDP	2.8%	3.3%	(6.8)%

(1)	Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was 105.9 in 2019 and 109.3 in 2020.
(2)	As reported by the U.S. Department of Labor, Bureau of Statistics.
(3)	In real terms, as reported by the National Institute of Statistics and Geography (INEGI) as of February 25, 2021.

The general condition of the Mexican economy, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect our business and operating results. For a detailed description of the risks associated with changes to the economy, inflation and interest rates, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations.”

Effects of Fluctuation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar.

	Year ended December 31,
	2018	2019	2020
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	(0.1)%	(3.9)%	5.6%

(1)	Based on the Federal Reserve Board exchange rate for Mexican pesos, at the end of each period, which were as follows: Ps.19.635 as of December 31, 2018, Ps.18.860 as of December 31, 2019 and Ps.19.909 as of December 31, 2020.

Changes in the value of the Mexican peso as compared to the dollar have in the past adversely affected, and may in the future adversely affect, our:

·	Passenger charges. Passenger charges for international passengers are currently denominated in dollars, while passenger charges for Mexican domestic passengers are denominated in Mexican pesos. Therefore, our revenues from passenger charges at our Mexican airports (a substantial portion of our business), which are stated herein in Mexican pesos, will be affected by a depreciation or appreciation in the value of the peso as compared as to the dollar. Passengers charges at our Colombian airports are also affected by changes in the value of the Colombian peso. Passenger charges for international and domestic passengers at our Colombian airports are denominated in U.S. dollars and Colombian pesos, respectively.

·	Contracts with commercial service providers. Many of our contracts with commercial services providers in Mexico are denominated in U.S. dollars, but are collected or converted into Mexican pesos at the time of payment. Therefore, a depreciation in the peso as against the dollar results in us collecting more pesos for dollar-denominated contracts than before the depreciation, whereas an appreciation of the peso results in us collecting fewer pesos for dollar-denominated contracts. As a result, if the peso depreciates, and our peso-denominated cost of services does not increase at the same rate as the depreciation of the peso, our commercial revenues increase, whereas an appreciation of the peso or an increase in the peso-denominated cost of our services leads to a decrease in our commercial revenues. Our contracts with commercial service providers in Colombia are denominated and collected in Colombian pesos. Our contracts with commercial service providers in Puerto Rico are denominated in and collected in U.S. dollars.

·	Comprehensive financing result. Our comprehensive financing reflects gains or losses from foreign exchange, and gains and losses from interest earned or expensed. A portion of our indebtedness is denominated in U.S. dollars. Given that a substantial portion of our revenues are collected or converted into Mexican pesos, a depreciation in the peso as against the dollar would result in us having to spend more pesos for payment of dollar-denominated indebtedness, whereas an appreciation of the peso would result in us spending fewer pesos for dollar-denominated indebtedness payments.

·	Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers in our Mexican airports are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight. With respect to our Mexican airports, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our Mexican airports, possibly leading to the termination of one of our Mexican concessions. In the event that any one of our Mexican concessions is terminated, our other Mexican concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

For a detailed description of the risks associated with fluctuations in the value of the Mexican peso as compared to the U.S. dollar, see “Item 3. Key Information—Risk Factors—Risks Related to Mexico— Appreciation, depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.”

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated.

Operating Results

	Year ended December 31,
	2018		2019		2020
	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)	Airport Operating Results	Per Workload Unit(1)
	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)	(millions of Mexican pesos)	(Mexican pesos)
Cancún(2):
Revenues before solidarity agreement(3):
Aeronautical services	4,428.5	173.7	4,550.2	176.4	2,218.2	177.5
Non-aeronautical services	3,831.3	150.2	4,024.4	156.0	2,252.2	180.2
Construction services	205.8	8.1	249.1	9.7	1,855.7	148.5
Total revenues before solidarity agreement	8,465.6	332.0	8,823.7	342.1	6,326.1	506.2
Expenses before solidarity agreement	(3,037.0)	(119.1)	(3,248.1)	(125.9)	(4,124.4)	(330.0)
Net operating income before solidarity agreement	5,428.6	212.9	5,575.6	216.2	2,201.7	176.2
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(221.7)	(8.7)	(219.8)	(8.5)	(118.2)	(9.5)
Net operating income after solidarity agreement	5,206.9	204.2	5,355.8	207.7	2,083.5	166.7
Mérida:
Revenues before solidarity agreement:
Aeronautical services	469.9	174.0	579.7	193.2	281.7	187.8
Non-aeronautical services	117.2	43.4	129.5	43.1	90.4	60.3
Construction services	4.8	1.8	134.1	44.7	728.7	485.8
Total revenues before solidarity agreement	591.9	219.2	843.3	281.0	1,100.8	733.9
Expenses before solidarity agreement	(276.6)	(102.5)	(438.4)	(146.1)	(1,004.2)	(669.5)
Net operating income before solidarity agreement	315.3	116.7	404.9	134.9	96.6	64.4
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(17.9)	(6.6)	(20.8)	(6.9)	(1.0)	(0.7)
Net operating income after solidarity agreement	297.4	110.1	384.1	128.0	95.6	63.7
Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	201.5	155.0	251.5	193.5	132.8	189.7
Non-aeronautical services	59.7	45.9	58.2	44.8	42.0	60.0
Construction services	15.6	12.0	57.2	44.0	154.2	220.3
Total revenues before solidarity agreement	276.8	212.9	366.9	282.3	329.0	470.0
Expenses before solidarity agreement	(155.8)	(119.9)	(205.8)	(158.3)	(288.2)	(411.7)
Net operating income before solidarity agreement	121.0	93.0	161.1	124.0	40.8	58.3
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(8.1)	(6.2)	(9.1)	(7.0)	(0.4)	(0.6)
Net operating income after solidarity agreement	112.9	86.8	152.0	117.0	40.4	57.7
Other Mexican Airports(4):
Revenues before solidarity agreement:
Aeronautical services	865.6	196.7	953.5	202.9	482.6	201.1
Non-aeronautical services	162.1	36.8	168.7	35.9	133.2	55.5
Construction services	37.2	8.5	284.6	60.6	557.9	232.5
Total revenues before solidarity agreement	1,064.9	242.0	1,406.8	299.4	1,173.7	489.1
Expenses before solidarity agreement	(602.9)	(137.0)	(882.9)	(187.9)	(1,114.3)	(464.3)
Net operating income (loss) before solidarity agreement	462.0	105.0	523.9	111.5	59.4	24.8
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(29.5)	(6.7)	(29.9)	(6.4)	(4.0)	(1.7)
Net operating (loss) income after solidarity agreement	432.5	98.3	494.0	105.1	55.4	23.1
San Juan:
Revenues:
Aeronautical services	1,700.9	N/A	1,870.4	N/A	1,808.1	N/A
Non-aeronautical services	964.4	N/A	1,100.6	N/A	740.4	N/A
Construction services	360.0	N/A	335.1	N/A	353.7	N/A
Total revenues	3,025.3	N/A	3,306.1	N/A	2,902.2	N/A
Expenses	(2,277.5)	N/A	(2,442.1)	N/A	(2,137.6)	N/A
Net operating income (loss)	882.4	N/A	1,068.1	N/A	923.5	N/A
Colombian Airports(5):
Revenues:
Aeronautical services	1,276.5	N/A	1,391.7	N/A	489.0	N/A
Non-aeronautical services	396.8	N/A	507.1	N/A	297.0	N/A
Construction services	312.4	N/A	176.0	N/A	6.9	N/A
Total revenues	1,985.7	N/A	2,074.8	N/A	792.9	N/A
Expenses	(1,745.8)	N/A	(1,633.3)	N/A	(1,035.1)	N/A
Net operating income (loss)	239.9	N/A	441.4	N/A	(242.2)	N/A
Holding & Service Companies(6):
Revenues before solidarity agreement:
Other(7)	1,407.1	N/A	1,469.2	N/A	1,142.3	N/A
Total revenues before solidarity agreement	1,407.1	N/A	1,469.2	N/A	1,142.3	N/A
Expenses before solidarity agreement	(1,077.7)	N/A	(1,164.0)	N/A	(946.3)	N/A
Net operating income before solidarity agreement	329.4	N/A	305.2	N/A	196.0	N/A
Solidarity agreement revenues	277.1	N/A	279.6	N/A	123.6	N/A
Solidarity agreement expenses	0.0	N/A	0.0	N/A	0.0	N/A
Net non after solidarity agreement	606.5	N/A	584.8	N/A	319.6	N/A
Consolidation Adjustment(8):
Total Revenues	(1,684.6)	N/A	(1,749.2)	N/A	(1,266.3)	N/A
Expenses	1,684.6	N/A	1,749.2	N/A	1,266.3	N/A
Total:
Revenues:
Aeronautical services	8,942.9	N/A	9,597.0	N/A	5,412.4	N/A
Non-aeronautical services	5,531.5	N/A	5,988.5	N/A	3,555.2	N/A
Construction services	935.8	N/A	1,236.1	N/A	3,657.1	N/A
Total revenues	15,410.2	N/A	16,821.6	N/A	12,624.7	N/A
Expenses	(7,765.9)	N/A	(8,545.0)	N/A	(9,507.4)	N/A
Net operating income	7,778.9	N/A	8,481.3	N/A	3,276.2	N/A

(1)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(2)	Reflects the results of operations of our Cancún airport and two Cancún airport services subsidiaries on a consolidated basis.
(3)	We and only our Mexican subsidiaries have entered into intercompany agreements that affect the revenues, operating costs and income at our individual subsidiaries but not on a consolidated basis. One of these agreements is the “Solidarity Agreement,” pursuant to which each of our Mexican subsidiaries pays a fee to Grupo Aeroportuario del Sureste, S.A.B. de C.V., or GAS, our parent company, in exchange for which GAS guarantees the ongoing viability of that Mexican subsidiary’s concession, including, in the case of certain Mexican subsidiaries, by making payments to those subsidiaries to ensure that they have the resources to comply with their master development plans and other regulatory obligations. Revenues, expenses and income related to the Solidarity Agreement apply only to our Mexican operations.
(4)	Reflects the results of operations of our airports located in Veracruz, Minatitlán, Oaxaca, Huatulco, Tapachula and Cozumel.
(5)	Reflects the results of operations of our airports located in Medellín, Rionegro, Montería, Carepa, Quibdó and Corozal.
(6)	Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our Mexican airports, we do not report workload unit data for these entities.
(7)	Reflects revenues under intercompany agreements (other than the solidarity agreement) which are eliminated in the consolidation adjustment.
(8)	The consolidation adjustment affects our consolidated net income by eliminating both revenues and expenses from intercompany transactions from all segments.

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

Consolidated Operating Results

	Year Ended December 31,
	2018		2019		2020

		(thousands of Mexican pesos)
Revenue:
Aeronautical services	Ps.	8,942,910	Ps.	9,596,975	Ps.	5,412,418
Non-aeronautical services		5,531,557		5,988,470		3,555,227
Construction services		935,774		1,236,193		3,657,086
Total revenue		15,410,241		16,821,638		12,624,731
Operating Costs and Expenses:
Cost of services		(3,549,628)		(3,830,853)		(2,971,655)
Administrative expenses		(235,264)		(250,183)		(232,935)
Costs of construction		(935,774)		(1,236,193)		(3,657,086)
Technical assistance fee(1)		(386,249)		(404,086)		(175,615)
Government concession fee(2)		(898,253)		(986,850)		(535,379)
Depreciation and amortization		(1,760,741)		(1,836,897)		(1,934,766)
Goodwill impairment		---		---		---
Total operating expenses		(7,765,909)		(8,545,062)		(9,507,436)
Other income(3)		134,637		204,719		158,881
Operating profit		7,778,969		8,481,295		3,276,176
Comprehensive Financing Result:
Interest income, net		(950,028)		(740,681)		(663,942)
Exchange gains (losses), net		87,758		(78,877)		245,076
Gain (loss) on valuation of financial instruments		---		---		---
Net comprehensive financing income result		(862,270)		(819,558)		(418,866)
Participation in the results of joint ventures accounted for by the equity method(4)		-		-		(1,618)
Income before taxes		6,916,699		7,661,737		2,855,692
Provision for taxes		(1,796,893)		(1,978,102)		(729,155)
Net income		5,119,806		5,683,635		2,126,537
Other Operating Data:
Operating margin(5)		50.5%		50.4%		26.0%
Net margin(6)		33.2%		33.8%		16.8%

(1)	We are required to pay ITA a technical assistance fee based on the technical assistance agreement. This fee is described in “Item 5. Operating and Financial Review and Prospects—Operating Costs –Technical Assistance Fee.”
(2)	Each of our Mexican subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5.0% of each concession holder’s gross annual regulated revenues from the use of public domain assets pursuant to the terms of its concession. Our subsidiary Airplan is required to pay a concession fee to the National Infrastructure Agency with respect to concessions for our Colombian airports. The concession fee is a fixed fee equal to 19.0% of regulated revenues and non-regulated revenues invoiced or received by the concession holder. Our subsidiary Aerostar is required to make fixed payments to the PRPA of U.S.$2.5 million per year for the first five years, 5.0% of gross airport revenues for the sixth through thirtieth years and 10% of gross airport revenues for the thirty-first through fortieth years. These fees are described in “Item 5. Operating and Financial Review and Prospects—Operating Costs—Government Concession Fee.”
(3)	Reflects insurance recovery during 2018 in connection with damage to airport infrastructure caused by Hurricane Maria.
(4)	For the periods prior to June 1, 2017, reflects our equity participation in the net income (loss) of our subsidiary Aerostar, the operator of the LMM Airport. The conversion effect due to fluctuation of the investment in Aerostar shares is presented in stockholders’ equity for the periods prior to June 1, 2017, and not in the income statement.
(5)	Operating income divided by total revenues, expressed as a percentage.
(6)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019

Revenues

Total consolidated revenues for 2020 were Ps.12,624.7 million, 24.9% lower than the Ps.16,821.6 million recorded in 2019. The decrease in total revenues resulted from decreases of 43.6% in aeronautical revenues and 40.6% in non-aeronautical revenues, primarily due to a 54.0% decrease in passenger traffic, partially offset by a 195.8% increase in construction revenues at our airports. The increase in construction revenues was a result of higher capital expenditures and other investment in concessioned assets. Total Mexican revenues per workload unit increased 58.8% from Ps.328.8 in 2019 to Ps.522.2 in 2020, due mainly to a 826.9% increase in revenues for construction services per workload unit, which are based on capital improvements to concessioned assets and are not directly related to passenger traffic.

Our consolidated revenues from aeronautical services decreased 43.6% from Ps.9,597.0 million in 2019 to Ps.5,412.4 million in 2020, due primarily to a 54.0% decrease in passenger traffic. Revenues from passenger charges decreased 52.9% from Ps.7,005.0 million in 2019 (73.0% of our aeronautical revenues during the period) to Ps.3,297.1 million in 2020 (60.9% of our aeronautical revenues during the period), reflecting the decrease in passenger traffic. Mexican aeronautical revenues per workload unit increased 0.3% from Ps.181.7 in 2019 to Ps.183.3 in 2020.

Revenues from non-aeronautical services decreased 40.6% from Ps.5,988.5 million in 2019 to Ps.3,555.2 million in 2020. The primary factor behind the decrease in non-aeronautical revenue from 2019 to 2020 was a decrease in commercial revenues due to lower passenger traffic during 2020. lower passenger traffic in 2020 led to a 41.4% decrease in revenues from retail stores, a 47.4% decrease in revenues from duty-free shops and a 34.0% decrease in other income, which consisted principally of revenue from tourism services and hotel reservation providers. Decreases of 27.9% in revenues from car rental companies, 45.2% in revenues from food and beverages, 50.5% in advertising revenues, 46.4% in parking lot revenues, 49.3% in revenues from ground transportation and 5.0% in teleservices revenues also contributed to the decrease in revenues from non-aeronautical services. Mexican non-aeronautical revenue per workload unit increased 16.9%, from Ps.125.9 per workload unit in 2019 to Ps.147.2 per workload unit in 2020.

Revenues from construction services increased 195.8% from Ps.1,236.2 million in 2019 to Ps.3,657.1 million in 2020, mostly due to higher levels of capital improvements and other investments in concessioned assets at our Mexican airports, such as the start of works for the extension of terminal buildings, commercial aviation aprons, a taxiway parallel and baggage-handling systems and the purchase of land to be held in reserve for future expansion.

Our revenues from regulated sources in 2020 were Ps.5,637.8 million, a 43.0% decrease compared to Ps.9,890.2 million in 2019, mainly due to the decrease in total passenger traffic and the annual increase in our regulated rates. During 2020, Ps.3,329.8 million of our revenues was derived from non-regulated sources, a 41.5% decrease from the Ps.5,695.2 million of revenues derived from non-regulated sources in 2019. This decrease was primarily due to the 42.1% decrease in commercial revenues described above, from Ps.5,543.6 million in 2019 to Ps.3,207.2 million in 2020.

Revenues by Airport

Aeronautical revenues decreased by 51.3% from Ps.4,550.3 million in 2019 to Ps.2,218.2 million in 2020 at the Cancún Airport, mainly due to the decrease of 51.9% in passenger traffic at that airport, as well as a 52.3% decrease in passenger charges and a 52.8% decrease in airport security charges. Non-aeronautical revenues decreased at Cancún Airport by 44.0% from Ps.4,024.4 million in 2019 to Ps.2,252.2 million in 2020, due principally to the decrease in passenger traffic in 2020. Construction services revenues at the Cancún Airport increased by 645.0% from Ps. 249.1 million in 2019 to Ps.1,855.7 million in 2020, due to higher levels of capital improvements and investments in concessioned assets at that airport. Total revenues decreased by 28.3% from Ps.8,823.7 million in 2019 to Ps.6,326.1 million in 2020 at the Cancún Airport, largely due to the decrease in aeronautical and non-aeronautical revenues, decrease in passenger traffic. Revenues per workload unit at the Cancún Airport increased by 48.0% from Ps.342.1 in 2019 to Ps.506.2 in 2020, primarily because of the increase in revenues from construction services, as mentioned above.

Aeronautical revenues decreased by 51.4% from Ps.579.7 million in 2019 to Ps.281.7 million in 2020 at the Mérida Airport, due to a 53.5% decrease in passenger traffic at that airport. Non-aeronautical revenues decreased at Mérida Airport by 30.1% from Ps.129.4 million in 2019 to Ps.90.4 million in 2020, due principally to a decrease of 45.2% in commercial revenues because of decreased passenger traffic. Construction services revenues increased from Ps.134.1 million in 2019 to Ps.728.7 million in 2020 due to airport expansion in accordance with the Master Development Plan. Revenues overall increased by 30.6% from Ps.843.2 million in 2019 to Ps.1,100.8 million in 2020 at the Mérida Airport, due to the increase in construction services from 2019 to 2020. Revenues per workload unit at the Mérida Airport increased by 161.2% from Ps.281.0 in 2019 to Ps.733.9 in 2020, principally due to the increase in construction services revenues.

Aeronautical revenues decreased by 47.2% from Ps.251.5 million in 2019 to Ps.132.8 million in 2020 at the Villahermosa Airport, due to an 48.1% decrease in passenger charges and a 52.5% decrease in airport security charges at that airport. Non-aeronautical revenues decreased at Villahermosa Airport by 27.8% from Ps.58.2 million in 2019 to Ps.42.0 million in 2020, due principally to a decrease of 39.0% in commercial revenues. Construction services revenues increased from Ps.57.2 million in 2019 to Ps.154.2 million in 2020. Revenues decreased by 10.3% from Ps.366.9 million in 2019 to Ps.329.0 million in 2020 at the Villahermosa Airport, largely due to the decrease in aeronautical revenues. Revenues per workload unit at the Villahermosa Airport increased by 66.5% from Ps.282.3 in 2019 to Ps.470.0 in 2020, primarily due to the increase in construction services revenues.

Aeronautical revenues at our other six Mexican airports decreased by 49.4% from Ps.953.5 million in 2019 to Ps.482.6 million in 2020, due to the 49.7% decrease in passenger traffic at those airports. Non-aeronautical revenues decreased by 21.1% from Ps.168.7 million in 2019 to Ps.133.2 million in 2020, due principally to a 35.1% decrease in commercial revenues and decreased passenger traffic. Construction services revenues increased from Ps.284.6 million in 2019 to Ps.557.9 million in 2020, due to the new commitments in the Master Development Plan. Revenues decreased by 16.6% from Ps.1,406.8 million in 2019 to Ps.1,173.7 million in 2020 at the other six Mexican airports, due primarily to the increase in construction services revenues. Revenues per workload unit at our other six Mexican airports increased by 63.4% from Ps.299.4 in 2019 to Ps.489.1 in 2020, principally due to the increase in revenues from construction services

Aeronautical revenues at the LMM Airport decreased 3.3% from Ps.1,870.4 million in 2019 to Ps.1,808.1 million in 2020, primarily due to the 48.7% decrease in passenger traffic. Non-aeronautical revenues at the LMM Airport decreased 32.7% from Ps.1,100.6 million in 2019 to Ps.740.4 million in 2020. Construction services revenues at the LMM Airport increased 5.6% from Ps.335.1 million in 2019 to Ps.353.7 million in 2020.

Aeronautical revenues at our six Colombian airports decreased 64.9% from Ps.1,391.7 million in 2019 to Ps.489.0 million in 2020, primarily due to the 65.0% decrease in passenger traffic. Non-aeronautical revenues at our Colombian airports decreased 41.4% from Ps.507.1 million in 2019 to Ps.297.0 million in 2020. Construction services revenues at our Colombian airports decreased 96.1% from Ps.176.0 million in 2019 to Ps.6.9 million in 2020, primarily due to the completion of construction projects.

Revenues from our parent holding company and our administrative services companies decreased by 22.3% from Ps.1,469.2 million in 2019 to Ps.1,142.3 million in 2020, due to the decrease in payments by our operating subsidiaries under intercompany agreements related to administrative services. These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps.9,507.4 million in 2020, a 11.3% increase from the Ps.8,545.0 million recorded in 2019. The increase in operating expenses in 2020 was primarily from Mexico, a result of higher costs of construction related to the new commitments in the Master Development Plan in Mexico. In 2020, there was an increase in new investments, with progress being made on the program of works begun in 2019. The most significant additions made in 2020 are a) the expansion of the terminal building, commercial platform, runways, taxiways, and roads at the Mérida Airport; b) the commencement of works for the expansion of Terminal 3 and 4 and the expansion of runways, taxiways, platform and roads at Cancún Airport and c) installation of a new system to screen checked baggage in an expanded section of the airport, expansion of the platform commercial runways and taxiways at Huatulco Airport.

As a percentage of total revenues, operating expenses represented 75.3% of total revenues in 2020 as compared to 50.8% of total revenues in 2019. Mexican operating costs per workload unit increased 188.6%, from Ps.128.2 per workload unit in 2019 to Ps.370.5 per workload unit in 2020, primarily because of the increase in construction services.

Cost of services decreased 22.4% from Ps.3,830.9 million in 2019 to Ps.2,971.7 million in 2020. The decrease was principally due to the recovery of expenses through a grant under the United States’ Coronavirus Aid Relief and Economic Act (CARES Act) during 2020 for Ps.367.8 million. The decrease in cost of services was also due to a 15.1% decrease in employee costs from Ps.984.5 million in 2019 to Ps.835.6 million in 2020, mainly in Mexico and Puerto Rico, as well as a 35.9% decrease in maintenance costs, from Ps.698.4 million in 2019 to Ps.447.9 million in 2020. Additionally, there was a 27.0% decrease in safety, security and insurance costs from Ps.548.4 million in 2019 to Ps.400.6 million in 2020, primarily from Mexico and Puerto Rico, and a 47.7% decrease in the cost of sales from convenience stores directly opened by us from Ps.323.9 million in 2019 to Ps.169.3 million in 2020 because of a decrease in sales. Our Mexican cost of services per workload unit increased 76.6% from Ps.54.8 in 2019 to Ps.96.8 in 2020.

Administrative expenses decreased 6.9% from Ps.250.2 million in 2019 to Ps.232.9 million in 2020. This decrease was primarily attributable to decreases in marketing services, security services, travel expenses and tickets, which partially offset an increase in professional fees.

Technical assistance fees decreased by 56.5% from Ps.404.1 million in 2019 to Ps.175.6 million in 2020, and government concession fees decreased by 45.7% from Ps.986.9 million in 2019 to Ps.535.4 million in 2020. The technical assistance fees and government concession fees decreased in 2020 due to a decrease in aeronautical and commercial revenues, as a consequence of the decrease in passengers as well as the consolidation of concession fees paid with respect to our Colombian airports and LMM Airport.

Construction costs were Ps.3,657.8 million in 2020 and Ps.1,236.2 million in 2019, the increase was due to compliance with committed capital expenditures in Mexico. Because we hire a third party to provide all of our construction and upgrade services, our revenues in Mexico, Colombia and Puerto Rico relating to construction or upgrade services are equal to our expenses in Mexico, Colombia and Puerto Rico for those services.

Depreciation and amortization costs increased from Ps.1,836.9 million in 2019 to Ps.1,934.8 million in 2020. This increase was principally in Mexico, resulting mainly from the depreciation of new investments in fixed assets and improvements made to concessioned assets.

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps.4,242.6 million in 2020, a 22.3% increase from the Ps.3,467.9 million recorded in 2019, primarily as a result of a 645.0% increase in construction costs from Ps.249.1 million in 2019 to Ps.1,855.7 million in 2020. In 2020, there were also decrease of 50.8%, due to the reflect lower cost of sales from directly operated store, as well as, a decrease of 20.9%, 9.3% and 26.5% in energy expenses, safety and security costs, and maintenance costs, respectively. Operating expenses per workload unit for Cancún Airport were Ps.339.5 in 2020, a 152.6% increase from the Ps.134.4 recorded in 2019.

Operating expenses for Mérida Airport were Ps.1,005.2 million in 2020, a 118.9% increase from the Ps.459.2 million recorded in 2019, principally as a result of a 443.4% increase in construction costs from Ps.134.1 million in 2019 to Ps.728.7 million in 2020, as well as decreases of 5.5% in safety and security costs and 13.5% in utilities and supplies costs. Operating expenses per workload unit for Mérida Airport were Ps.670.2 in 2020, a 338.0% increase from the Ps.153.0 recorded in 2019.

Operating expenses for Villahermosa Airport were Ps.288.6 million in 2020, a 34.3% increase from the Ps.214.9 million recorded in 2019, primarily as a result of a 169.6% increase in construction costs from Ps.57.2 million in 2019 to Ps 154.2 million in 2020. Operating expenses per workload unit for Villahermosa Airport were Ps.412.3 in 2020, a 149.4% increase from the Ps.165.3 recorded in 2019.

Operating expenses for our six other Mexican airports were Ps.1,118.3 million in 2020, a 22.5% increase from the Ps.912.8 million recorded in 2019, principally as a result of a 96.0% increase in construction costs from Ps.284.6 million in 2019 to Ps.557.9 million in 2020, as well as 63.6% decrease in professional fees from Ps.44.9 million in 2019 to Ps.16.3 million in 2020. Operating expenses per workload unit for our other six Mexican airports were Ps.466.0 in 2020, a 139.8% increase from the Ps.194.3 recorded in 2019.

Operating expenses for the LMM Airport were Ps.2,137.6 million in 2020, compared to Ps.2,442.1 million in 2019. The decrease in 2020 was mainly due to the recovery of expenses through a grant under the CARES Act during 2020 for Ps.367.8 million. The decrease in operating expenses in 2020 reflects decreases in professional, energy and maintenance fees. Additionally, concession fees decreased 7.1% in 2020 as a result of lower aeronautical revenues. Furthermore, in 2019, a Ps.10.3 million reduction in the valuation of the maintenance reserve was recognized as per IFRIC 12, while in 2020 the reduction in the valuation of the maintenance reserve was Ps.74.8 million.

Operating expenses for our Colombian airports were Ps.1,035.1 million in 2020, compared to Ps.1,633.3 million in 2019. The decrease was primarily due to a lower maintenance reserve recognized under IFRIC 12 of Ps.50.4 million in 2020, compared to Ps.90.1 million in 2019.

Operating expenses for our parent holding company and our administrative services companies were Ps.946.3 million in 2020, an 18.7% decrease from the Ps.1,164.0 million recorded in 2019, principally due to a decrease in solidarity agreement expenses.

Operating Income

Operating income decreased by 61.4% from Ps.8,481.3 million in 2019 to Ps.3,276 million in 2020. This decrease in operating income was primarily a result of decreases in 2020 in aeronautical revenues of 43.6% and in non-aeronautical revenues of 40.6%, plus the decrease in non-recurring insurance recovery to Ps.158.9 million in 2020, compared to a recovery of Ps.204.1 million in 2019, in connection with Hurricane Maria in Puerto Rico.

Operating Income by Airport

Operating income for Cancún Airport decreased by 61.1% from Ps.5,355.8 million in 2019 to Ps.2,083.5 million in 2020, primarily due to the 51.3% decrease in aeronautical revenues. Additionally, commercial revenues decreased by 45.5% due to lower passenger traffic as result of COVID-19. Operating income per workload unit at Cancún Airport decreased 19.7% from Ps.207.7 in 2019 to Ps.166.7 in 2020.

Operating income for Mérida Airport decreased by 75.1% from Ps.384.0 million in 2019 to Ps.95.6 in 2020, mainly because of the 51.4% decrease in aeronautical revenues due to lower passenger traffic. Operating income per workload unit at Mérida Airport decreased 50.2% from Ps.128.0 in 2019 to Ps.63.7 in 2020.

Operating income for Villahermosa Airport decreased by 73.4% from Ps.152.0 million in 2019 to Ps.40.4 million in 2020, primarily because of the 47.2% decrease in aeronautical revenues due to lower passenger traffic as result of COVID-19. Operating income per workload unit at Villahermosa Airport decreased 50.7% from Ps.117.0 in 2019 to Ps.57.7 in 2020.

Operating income for our six other Mexican airports decreased by 88.8% from Ps.494.1 million in 2019 to Ps.55.4 million in 2020, principally due to a 49.4% decrease in aeronautical revenues and an 21.1% decrease in non-aeronautical revenues due to lower passenger traffic as result of COVID-19. Operating income per workload unit at the other six Mexican airports decreased 78.0% from Ps.105.1 in 2019 to Ps.23.1 in 2020.

Operating income for the LMM Airport decreased by 13.4% from Ps.1,068.1 million in 2019 to Ps.923.5 million in 2020, due to a 32.7% decrease in non-aeronautical revenues, partially compensated by the recovery of expenses through a grant under the CARES Act during 2020 for Ps.367.8 million and a non-recurring insurance recovery of Ps.158.9 million in 2020, compared to Ps.204.1 million in 2019, in connection with Hurricane Maria in Puerto Rico..

Operating income for our six Colombian airports was Ps.242.1 million in 2020, compared to Ps.441.4 million in 2019, due to a 64.9% decrease in aeronautical revenues and a 41.4% decrease in non-aeronautical revenues, due to lower passenger traffic as result of COVID-19.

Operating income for our parent holding company and our administrative services companies decreased by 45.3% from Ps.584.8 million in 2019 to Ps.319.6 million in 2020, primarily due to lower revenues from cost recovery once these were controlled in the face of the COVID-19 pandemic in payments by our operating subsidiaries under intercompany agreements.

Comprehensive Financing Result

Our net comprehensive financing result was a loss of Ps.418.9 million in 2020 as compared to a loss of Ps.819.6 million in 2019. This decrease in net comprehensive financing loss is due in part to a 14.6% decrease in interest expenses, from Ps.1,084.3 million in 2019 to Ps.926.3 million in 2020, mainly reflecting a decrease in the bank interest rate in Mexico as well as a decrease in business valuation debt in Colombia. Additionally, the foreign exchange loss of Ps.78.8 million in 2019 decreased to a foreign exchange gain of Ps.245.1 million in 2020, due to the depreciation of the Mexican Peso against the US dollar of 5.5% on a lower active dollarized position in 2020, compared with an appreciation of the peso against the dollar of 2.5% on a higher active position in 2019.

Taxes

Our current income tax provision decreased 67.9%, from Ps.1,975.7 million in 2019 to Ps.634.4 million in 2020, mainly due to a lower taxable income base in Mexico and Colombia reflecting the negative impact of COVID-19 on revenues.

Our deferred income tax provision increased from a deferred income tax gain of Ps.2.4  million in 2019 to a loss of Ps.94.8 million in 2020, mainly due to a decrease in the tax benefit of the balance to be redeemed of the assets at the Cancún, Mérida and Oaxaca airports, which was partially offset by an increase in inflation in Mexico from 2.8% in 2019 to 3.1% in 2020.

As of 2019, there is no asset tax provision.

Our overall effective tax rate in 2020 decreased from 29.0% to 26%, primarily as a result of the full-year consolidation of the results of our San Juan and Colombian airports as well as the increase in inflation in Mexico from 2.8% in 2019 to 3.1% in 2020.

Net Income

Net income decreased 62.6% from Ps.5,683.3 million in 2019 to Ps.2,126.5 million in 2020. This decrease was mainly the result of the foregoing factors.

Results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018

For a comparison of the results of operations for the year ended December 31, 2019 as compared to the year ended December 31, 2018, see “Item 5—Operating and Financial Review and Prospects—Results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018” in our Fiscal Year 2019 Form 20-F.

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances. However, in 2017, we incurred indebtedness to fund our investments in accordance with our Mexican Master Development Plans and to acquire the interest in our Colombian airports and our additional interest in Aerostar. See “—Indebtedness—Indebtedness in Mexico.” In 2019, we used Ps.3,000.0 million to pay dividends. In 2020, we did not pay dividends. As of December 31, 2019, we had Ps.6,192.7 million in cash and cash equivalents. As of December 31, 2020, we had Ps.5,192.6 million in cash and cash equivalents.

Cash Flows for the year ended December 31, 2020 as compared to cash flows for the year ended December 31, 2019

In 2020, we generated Ps.2,937.1 million in cash flow from operating activities, a decrease of 65.2% from Ps.8,501.7 million in 2019, primarily due to decreases in recoverable taxes and accounts payable, which were partially offset by an increase in accounts receivable. As of December 31, 2020, income before income taxes was Ps.2,857.3 million, reflecting a 168.1% decrease from 2019.

In 2020, cash flow used in financing activities was Ps.1,142.3 million, a decrease from the Ps.4,427.9 million cash flow used in financing activities in 2019. This decrease was mainly due no dividend payments, our payment of Ps.246.3 million of principal with respect to our loans and Ps.963.0 million with respect to interest in 2020, as compared to payments of Ps.359.6 million of principal with respect to our loans, Ps.3,000.0 million in dividends and Ps.1,064.8 million in interest in 2019.

Cash flow used in investing activities in 2020 was Ps.2,876.0 million, principally as a result of new investments in concessioned assets of Ps.  3,328.6 million in 2020, an 21.4% increase from 2019. This was partially offset by Ps.273.6 million collected from interest received from investments.

Cash Flows for the year ended December 31, 2019 as compared to cash flows for the year ended December 31, 2018

For a comparison of the cash flows for the year ended December 31, 2019 as compared to the cash flows for the year ended December 31, 2018, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows for the year ended December 31, 2019 as compared to cash flows for the year ended December 31, 2018” in our Fiscal Year 2019 Form 20-F.

Indebtedness

As of December 31, 2020, we had Ps.13,900.3 million in consolidated outstanding indebtedness. As of December 31, 2020, we had no contracts for interest rate or foreign currency swaps.

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

On February 15, 2013, our Cancún airport subsidiary executed bank loans with BBVA Bancomer and Merrill Lynch for a total of U.S.$215.0 million. The credit agreement was amended on July 17, 2015 to increase the maximum amount of the loan commitments to U.S.$300.0 million; however, no additional draws have been made and the principal balance of the loans remained at U.S.$215.0 million as of December 31, 2017. The credit agreement was amended again on November 16, 2017 to reduce the unsecured term loan commitments to U.S.$145.0 million (which reduction was made concurrently with a repayment of U.S.$70.0 million of the term loans) and extend the maturity of the loans to 2022. Beginning from November 16, 2017 (the “Closing Date”), interest on the loans was payable every six months through the maturity date, the fifth anniversary of the Closing Date, upon which a final payment of the aggregate principal amount of the loans and any other amounts then outstanding would have been made. The loans were denominated in U.S. dollars and charged interest at a rate equal to the LIBOR rate determined for the interest period then in effect plus an applicable margin of 1.525% for one of the loans and 1.45% for the other. This facility was permitted to be used for general corporate purposes, and we used it to fund our capital contributions and other financial commitments to Aerostar in connection with the upfront payment due under the LMM Lease of the LMM Airport. We guaranteed our Cancún airport subsidiary’s obligations under this facility.

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

On June 29, 2020, the Company contracted a credit line with BBVA Bancomer for Ps.1,500 million. The credit line had a term of eighteen months and an interest rate calculated on the basis of the TIIE plus 1.50%, and could be used for general corporate purposes, and expenses and commissions related to the credit. As of December 31, 2020, the Company has not used the credit line.

Indebtedness in Puerto Rico

On March 21, 2013, our subsidiary Aerostar entered into a U.S.$50.0 million capital expenditure facility and a secured U.S.$10.0 million revolving credit facility with RBC Royal Bank, UBS Financial Services and FirstBank Puerto Rico. Additionally, Aerostar issued 5.75% senior secured notes with an aggregate principal amount of U.S.$350.0 million in a private placement. On June 24, 2015, Aerostar issued senior secured notes with an aggregate principal amount of U.S.$50.0 million to refinance the aforementioned capital expenditure facility. Furthermore, on December 18, 2015, Aerostar entered into a secured U.S.$10.0 million revolving credit facility with Banco Popular de Puerto Rico in order to refinance the March 2013 revolving credit facility and to finance operational working capital needs and general corporate purposes, including capital expenditure projects. On April 1, 2020, Aerostar drew down U.S.$10.0 million of its revolving credit facility for working capital purposes. The company will repay the credit facility in 2021, interest is calculated at the Prime rate minus 0.5% and paid quarterly. As part of these debt financings, Aerostar was required to pledge its interest in the LMM Lease of the LMM Airport as collateral to a leasehold mortgagee assigned by the lenders.

On December 30, 2020 Aerostar entered into an unsecured revolving credit line with Banco Popular de Puerto Rico of U.S.$ 20.0 million, with a term of 3 years. Pre-payments are permitted at any time, interest is calculated at the Prime rate plus 0.50% and Aerostar pays a rate of 0.15% for unused credit, which is calculated on the average amount of unused principal during the year. To date, Aerostar has not drawn down the credit line.

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

The syndicated credit agreement was amortized by Airplan during 2018, 2019 and 2020. In this regard, the outstanding amount of the credit agreement as of December 31, 2018 was COP$428,997.5 million, COP$402,597.5 million as of December 31, 2019 and COP$367,397.5 million as of December 31, 2020. Airplan was granted waivers for its financial obligations related to debt coverage in the syndicated loan agreement from the measurement date in the third quarter of 2020 until the first quarter of 2021. In 2021, all the lenders in the syndicated loan agreement granted additional waivers to Airplan until the first quarter of 2022 in respect of its financial obligations related to debt coverage. Therefore, the Company is covered and exempted from any consequence relating to noncompliance and penalties until March 31, 2022.

Furthermore, in 2017 Airplan entered into two short-term loans with Bancolombia S.A. of COP$5,000.0 million and COP$10,000.0 million. The main terms of these short term loans included the issuance of a blank promissory note, an interest rate based on Colombia’s banking reference index, the Indicador Bancario de Referencia (“IBR”), plus 2.75%, monthly interest payments and an annual principal payment on the due date. Additionally, in 2017 Airplan entered into a short-term loan with Banco de Bogotá of COP$5,000.0 million. The terms of this short-term loan included the issuance of a blank promissory note, an interest rate based on the IBR plus 2.6%, monthly interest payments and an annual principal payment on the due date. These three short-term loans were fully repaid in 2018. In September 2020, Airplan entered into a short-term loan with Bancolombia S.A. for COP$11,612.0 million. The short-term loan has a term of 10 months and an interest rate based on the DTF plus 1.70%, monthly interest payments and quarterly principal payments.

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

In June 2018, the Ministry of Communications and Transportation approved each of our master development plans. The current terms of the master development plans went into effect as of January 1, 2019 and will be in effect until December 31, 2023. In September 2020, the Ministry of Communications and Transportation approved the deferral of Ps.2,292.4 million of committed investments for projects contained in the master development plans and authorized for 2020 to the year 2021, due to the health emergency generated by COVID-19. Additionally, on October 29, 2020, we filed a request with the Ministry of Communications and Transportation for an extraordinary review of the Mexican maximum rates, which was approved on April 7, 2021, and resulted in a reduction in committed investments and an increase in the Mexican maximum rates in the master development plans for the years 2021 to 2023.

Our subsidiary Aerostar, as part of its LMM Lease with the PRPA, was required to fund and perform certain upgrades at its sole costs and expense, including landscaping improvement work, repair and replacement of jet bridges and repair and replacement of curbs and walkways, among others. Aerostar completed work on the required upgrades pursuant to the LMM Lease by December 31, 2014. Under the Airport Use Agreements, Aerostar is also required to complete certain initial capital projects in order to bring the condition of the LMM Airport to high level consistent with certain standards set forth by Puerto Rican governmental authorities. For more information on Aerostar’s capital expenditure requirements, see “Item 4—Information on the Company—Puerto Rican Regulatory Framework—Capital Expenditures Required under the LMM Lease and Airport Use Agreements.”

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

The following table sets forth our historical investments in Mexico, Puerto Rico and Colombia in the periods indicated.

Year ended December 31,	(thousands of Mexican pesos)
2018	1,099,606
2019	2,676,610
2020	3,412,493

In 2020, we spent Ps.3,072.4 million in Mexico on capital expenditures in the nine airports in Mexico, principally progressing the program of works begun in 2019. Among the most important of these works were: the extension of several terminal buildings (mainly in the airports at Cancún, Mérida and Villahermosa); the extension of a taxiway at the Cancún Airport; and the extension of the hold-baggage-screening system, commercial aviation apron and the ground handlers’ facilities at the Cancún Airport.

In 2020, we spent Ps.6.9 million in Colombia on capital expenditures on projects which included, among others: the construction and equipping of the terminal building.

In 2020, we spent Ps.357.2 million in Puerto Rico on capital expenditures on projects which include: taxiway extension, terminal extension, including Terminal D, security door exit lines, restoration of aviation aprons, runway maintenance, central checkpoint protective equipment, thermal cameras for exit lanes, and servers for airlines and ASUR’s back offices.

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

Critical Accounting Policies

The application of our accounting policies requires that we make judgments, estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses generated during the reporting period. Estimates and assumptions are based on historical experience and other factors that we consider relevant. There can be no assurance that actual results will not differ from those estimates and assumptions. Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment. Our most critical accounting policies are described briefly below. For a detailed discussion of the application of these and other accounting policies, see Notes 17 and 19 of our financial statements.

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

Evaluation of Impairment of Intangible Assets, Airport Concessions and Goodwill

We test intangible assets, airport concessions and goodwill for impairment at the reporting date, provided that events or changes in circumstances indicate that the value of intangible assets could be impaired, and at least once a year in the case of goodwill. Due to the COVID-19 pandemic and the measures taken by governments to contain the spreading of the virus, the number of passengers in our airports decreased. To determine whether the value of intangible assets and goodwill has been impaired, the cash generating unit relating to the intangible asset and goodwill must be valued using present value techniques. In applying this valuation technique, the Company utilizes a series of factors, including historical results, business plans, forecasts and market data. For additional information, see Note 8.1 to our consolidated financial statements. As can be deduced from this description, changes in the conditions of these judgements and estimations can significantly affect the assessed value of intangible assets and goodwill.

Application of New and Revised International Financing Reporting Standards

As of January 1, 2019 we adopted IFRS 16 and IFRIC 23. The Board of Directors approves our accounting policies, taking into consideration the advice of the Audit Committee. For additional information, see Note 17.1 to our consolidated financial statements.

Recently Issued Accounting Standards

The following is a list of the new standards and amendments that have been issued by the IASB and are applicable to financial periods beginning after January 1, 2019 and subsequent periods. As of December 31, 2020, the Company has fully adopted the new standards, unless otherwise noted. For additional information, see Note 17.1 to our consolidated financial statements.

The Standards and amendments which became effective as from January 1, 2020, did not have a significant impact on the Company.

Forthcoming requirements:

On January 23, 2020, the following amendment to the standard was issued for which the Company expects to have no significant impacts:

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. They must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. In May 2020, the IASB issued an Exposure Draft proposing to defer the effective date of the amendments to January 1, 2023.

There are no other standards that have not yet gone into effect that could be expected to significantly impact the Company in current or future reporting periods and in foreseeable future transactions.

The company applied the following standards and modifications, which did not have a significant impact, for the first time for the annual reporting period beginning on January 1, 2019:

·	IFRS 16 Leases

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

·	IFRIC 23 Uncertainty over Income Tax Treatments

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

Tabular disclosure of contractual obligations

The following table summarizes our material contractual obligations as of December 31, 2020.

	Payments due by period
	(millions of Mexican pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mexican Contractual Obligations
Mexican Master Development Plans(1)	11,333.1	3,072.3	7,368.4	892.4	-
Technical Assistance Agreement(2)	302.9	53.3	124.8	124.8	-
Operating Leases	6.9	5.2	1.7	-	-
Colombian Contractual Obligations
Purchase Obligations	96.3	64.6	31.2	0.5	-
Operating Leases	-	-	-	-	-
Puerto Rican Contractual Obligations
Purchase Obligations	-	-	-	-	-
Operating Leases	1.0	1.0	-	-	-
Total	11,740.2	3,196.4	7,526.1	1,017.7	-

	Payments due by period
	(millions of Mexican pesos)
Financial Liabilities	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank Loans and Interest	6,918.2	798.5	2,238.6	3,881.1	---
Long-Term Debt	6,972.1	330.2	233.1	6,408.8	---
Suppliers	353.8	353.8	---	---	---
Accounts payable and accrued expenses	1,187.3	1,187.3	---	---	---
Total	15,431.4	2,669.8	2,471.7	10,289.9	---

(1)	As of December 31, 2020, based on the Mexican Construction Price Index. The master development plans, which contain the investment commitments for our airports have been approved for each year through December 31, 2023. The plans also contain indicative investments for calendar years 2023 through 2033, but these amounts are not binding on us.
(2)	Reflects fixed minimum amount due under the Technical Assistance Agreement. Actual amount to be paid in any year may be higher because technical assistance fees are calculated as the greater of U.S.$2.0 million adjusted annually for inflation against the U.S. consumer price index (subject to certain adjustments) and 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with IFRS and calculated prior to deducting the technical assistance fee).

Item 6.	Directors, Senior Management and Employees

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

The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name (**)	Title	Director Since
Fernando Chico Pardo(1)	Chairman	April 28, 2005
Ricardo Guajardo Touché(3)	Director	February 28, 2001
Francisco Garza Zambrano(3)	Director	February 28, 2001
Guillermo Ortiz Martínez(3)	Director	April 26, 2010
José Antonio Pérez Antón(2)(5)(*)	Director	April 26, 2012
Aurelio Pérez Alonso(4)(*)	Director	April 26, 2012
Rasmus Christiansen(3)	Director	April 26, 2007
Barbara Garza Lagüera Gonda (3)(6)	Director	April 23, 2020

(1)	Elected by ITA as holder of Series BB shares, with Pablo Chico Hernández as Alternate. Fernando Chico Pardo is the direct or indirect owner of 50.0% of the shares of ITA and 43,423,562 Series B shares (14.47% of our outstanding shares) as of April 6, 2021.
(2)	Elected by ITA as holder of Series BB shares, with Luis Fernando Lozano Bonfil as Alternate.
(3)	Independent Director

(4)	On April 26, 2012, Aurelio Pérez Alonso was elected a member of the Board of Directors, representing the Series B shares.

(5)	On April 26, 2012, José Antonio Pérez Antón was elected as a member of the Board of Directors, representing the Series BB Shares.

(6)   On April 23, 2020, Bárbara Garza Lagüera Gonda was elected as a member of the Board of Directors, representing the Series B shares, filling the vacancy left by the resignation of Roberto Servitje Sendra.

(*)	Owner of less than 1.0% of our outstanding shares as of December 31, 2020.

(**)	There is a vacancy on the Board of Directors due to the death of Luis Chico Pardo on February 25, 2021.

Fernando Chico Pardo. Mr. Fernando Chico Pardo has been a member of our Board of Directors and Chairman of the Board since April 28, 2005. He was our Chief Executive Officer from January 19, 2007 until June 1, 2011. He is the founder and President of Promecap, S.C. established in 1997. Previously, Mr. Fernando Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York), Latin America Representative for Mocatta Metals Corporation, Mexico Representative for Standard Chartered Bank (London) and consultant to BBVA Bancomer. Mr. Fernando Chico Pardo has also been on the boards of directors of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México, BBVA Bancomer, Cultiba and Grupo Posadas de México. He is 69 years old. Mr. Fernando Chico Pardo was appointed by ITA.

Ricardo Guajardo Touché. Mr. Guajardo is a member of our Board of Directors and President of our Audit and Corporate Practices Committee. He was President of Grupo Financiero BBVA Bancomer, S.A. from 2000 to 2004, a President and Chief Executive Officer of Grupo Financiero BBVA Bancomer, S.A. from 1991 to 2000 and Chief Executive Officer of Grupo Vamsa since 1989. He has served on the Board of Directors of Grupo Bimbo, Almacenes Coppel, Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”), Fomento Económico Mexicano (“FEMSA”), Coca-Cola FEMSA, Transportación Marítima Mexicana, Alfa and El Puerto de Liverpool. He is 72 years old. Mr. Guajardo is an independent director.

Francisco Garza Zambrano. Mr. Garza is a member of our Board of Directors and he has served as President of Cementos Mexicanos of North America and Trading, as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos U.S.A. He was formerly on the Board of Directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Universidad de Monterrey, Cámara Nacional del Cemento, Club Industrial, A.C. and Fundación Mexicana para la Salud. He is 65 years old. Mr. Garza is an independent director.

Guillermo Ortiz Martínez. Mr. Ortiz is a member of our Board of Directors and Financial Expert of the Audit Committee. He has served as the Chairman of the Board of Directors of Grupo Financiero Banorte. Previously, he was Governor of the Bank of Mexico for two terms, from 1998 to 2003, and from 2004 to 2009. From 1994 to 1997, he was Mexico’s Public Finance Minister. Mr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994. Prior to that, between 1984 and 1988, he occupied the post of Executive Director of the International Monetary Fund (IMF). From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research. Mr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry. During 2009 he was employed as Chairman of the Bank for International Settlements based in Basel, Switzerland. He is 72 years old. Mr. Ortiz is an independent director.

Rasmus Christiansen. Mr. Christiansen previously served as the Chief Executive Officer of Copenhagen Airports International A/S, responsible for management and advisory services for CPH’s international investments. Before joining Copenhagen Airports, Mr. Christiansen was the director and owner of an import/export company in Hungary (1993 – 1999). Prior to this, he was Vice President of Dolce International, Hotels and Conference centers. He joined Copenhagen Airports A/S in 1999 as the Development and Acquisitions Director. In 2005 he became the Vice President and in 2007 CEO of Copenhagen Airports International. He is also a board member of CPH International A/S and Newcastle International Airport Ltd. as well as Chairman of the Danish Schou Foundation. Mr. Christiansen is 69 years old and was born in Denmark.

José Antonio Pérez Antón. Mr. Pérez Antón has been Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005. He has worked for ADO since 1996. Mr. Pérez Antón is also currently the Vice President of the Cámara Nacional del Autotransporte de Pasaje y Turismo (the Mexican National Chamber of Intercity and Tourism Transportation, or CANAPAT), and is a Counselor at ITI (the Intermodal Transportation Institute, based in Denver). He is 48 years old.

Aurelio Pérez Alonso. Mr. Pérez Alonso has been Deputy Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005. Before joining the Group in 1998, Mr. Pérez Alonso was a consultant for Arthur Andersen and he is currently a member of the Board of Directors of CANAPAT. He is 49 years old.

Bárbara Garza Lagüera Gonda. Ms. Garza Lagüera is an alternate member of the board of directors of FEMSA, the Vice-Chairman of the board of directors of ITESM Campus Mexico City, a member of the boards of directors of Fresnillo, Plc., Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliario La Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V., Controladora Pentafem, S.A.P.I. de C.V., BECL, S.A. de C.V., Soluciones Financieras (SOLFI), Fondo para la Paz, and Museo Franz Mayer, and a member of the supervision commission of the Fondo Nacional para la Cultura y las Artes (FONCA). She is 61 years old.

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

Adolfo Castro Rivas. Mr. Castro was appointed as our Chief Executive Officer in June 2011. Mr. Castro has been our Director of Finance (Chief Financial Officer) since January 2000.  Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V.  Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. de C.V. and an auditor and consultant with Coopers & Lybrand.  Mr.  Castro is also member of the Board of Directors of Red de Carreteras de Occidente, S.A.B. de C.V.  He is 56 years old.

Carlos Trueba Coll. Mr. Trueba has been the Director of Cancún International Airport since March 1, 2010. Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004). He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares. He is 57 years old.

Héctor Navarrete Muñoz. Mr. Navarrete is the Director of Regional Airports. Previously, Mr. Navarrete was the Administrator of the Mérida International Airport, Director of the Board of Culture and Tourism of the state of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security. He is 64 years old.

Claudio Góngora Morales. Mr. Góngora has been General Counsel since 1999. He is Legal Director of ASUR (from 2001). Mr. Góngora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compañía Exploradora del Istmo, S.A. de C.V. He has been Deputy Legal Director of Comisión de Fomento Minero, as well as Chief Legal Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 69 years old.

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

Alejandro Pantoja López. Mr. Pantoja was appointed as our Chief Infrastructure and Compliance Officer in August 2013. Previously, he held a series of positions in ASUR, including Administrator of Veracruz International Airport (from 2001 to 2013). He has also held executive posts in the companies Internacional de Contenedores de Veracruz and Ferrocarril del Sureste. He is 59 years old.

Share Ownership of Directors and Senior Management

With the exception of Fernando Chico Pardo (see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”), directors and senior management do not own shares of ASUR. There are no compensation arrangements under which employees may acquire capital stock of ASUR.

Compensation of Directors and Senior Management

Members of our Board of Directors and the members of our committees received Ps.8.6 million in aggregate compensation for the year ended December 31, 2020. We paid an aggregate amount of approximately Ps.137.2 million in 2020 for the services of our executive officers.

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

The Nominations and Compensation Committee was formed on October 12, 1999. The duties of the committee include the proposal to the general shareholders’ meeting of candidates for election to the Board of Directors and proposal to the Board of Directors of candidates for appointment as executive officers, as well as proposals to the general shareholders’ meeting regarding the removal and compensation of directors and officers. Our bylaws provide that a stockholders’ meeting will determine the number (which must be an odd number) of members of the committee. The holders of the Series B and Series BB shares, acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee are to be named by these two initial members. Members of the committee each have a term of one year. At each annual stockholders’ meeting after a public offering of our shares, the Nominations and Compensation Committee is required to present a list of at least seven candidates for election as directors for the vote of the Series B stockholders. At an ordinary stockholders’ meeting held February 28, 2001, our stockholders resolved that the Nominations and Compensation Committee be comprised of three members. The current members of the Nominations and Compensation Committee are Fernando Chico Pardo (President), José Antonio Pérez Antón and Barbara Garza Lagüera Gonda.

Employees

The following table sets forth the number of employees in various positions as of the end of 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	143	146	145
Mexico
Cancún Airport	294	298	294
Cozumel Airport	26	26	26
Huatulco Airport	22	23	23
Mérida Airport	60	63	65
Minatitlán Airport	21	20	20
Oaxaca Airport	25	26	28
Tapachula Airport	24	24	24
Veracruz Airport	34	34	33
Villahermosa Airport	34	36	35
Total Mexico	683	696	693
Colombia
Airplan (Corporate Office)	92	89	88
Carepa Airport	26	23	26
Corozal Airport	19	16	20
Medellín Airport (Enrique Olaya Herrera)	55	52	50
Rionegro Airport (José María Córdova)	133	131	112
Montería Airport	47	47	39
Quibdó Airport	26	27	25
Total Colombia	398	385	360
San Juan Airport	97	97	103
Total Administrative Employees	1178	1178	1156
Unionized Employees(2)
Mexico
Cancún Airport	155	162	165
Cozumel Airport	35	36	36
Huatulco Airport	20	20	19
Mérida Airport	45	44	45
Minatitlán Airport	16	16	16
Oaxaca Airport	23	21	21
Tapachula Airport	24	24	24
Veracruz Airport	27	26	27
Villahermosa Airport	29	28	28
Total Mexico	374	377	381
Colombia
Carepa Airport	---	---	---
Corozal Airport	---	---	---
Medellín Airport (Enrique Olaya Herrera)	---	---	---
Rionegro Airport (José María Córdova)	---	---	---
Montería Airport	---	---	---
Quibdó Airport	---	---	---
Total Colombia	---	---	---
San Juan Airport	---	---	---
Total Union Employees	374	377	381

(1)	In April 2008, we transferred all of the non-unionized administrative employees employed by our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary.
(2)	In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V., a wholly-owned subsidiary.

As of December 31, 2018, 2019 and 2020, we had 1,552, 1,555 and 1,537 total employees (administrative and unionized), respectively.

24.8% of our employees on December 31, 2020 were members of labor unions.

All of our Mexican unionized airport personnel are employed by RH Asur, S.A. de C.V, and all of our Mexican non-unionized airport employees are employed by Servicios Aeroportuarios del Sureste, S.A. de C.V. RH ASUR, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V. are wholly-owned subsidiaries that provide us with administrative and personnel services.

All of our Mexican unionized employees are members of local chapters of the Mexican National Union of Airport Workers. As of April 2008, the labor relations with our Mexican employees in our airport operating subsidiaries are governed by one collective labor agreement that is negotiated by the local chapter of the union. Under applicable Mexican labor law, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. The last agreement for the period 2020 to 2022 has been signed with the union as of January 2021, which prospectively modified the 2020 agreement. We believe that our relations with our Mexican employees are good.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Capital Stock Structure

The following table sets forth the current ownership of outstanding shares as of April 6, 2021, to the extent of our knowledge.

	Number of Shares		Percentage of total share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
CHPAF Holdings, S.A.P.I. de C.V. (1)(2)(3)(4)(5)	43,423,562	---	14.47%	---
Inversiones Productivas Kierke, S.A. de C.V.(6)	36,918,290	---	12.31%	---
ITA, through Bancomext (1)(2)(3)(4)(6)	---	22,950,000	---	7.65%
Aberdeen Asset Management(1)(7)	18,216,730	---	6.07%	---
T. Rowe Price Associates, Inc.(1)(7)	16,118,830	---	5.37%	---
Other Public(1)	162,372,588	---	54.12%	---

(1)	Pursuant to the Share Registry Book of ASUR, the shareholders that formally appear registered as such are (a) Indeval, as depositary of 255,000,000 Series B shares, (b) Bancomext, as holder of 22,050,000 Series B shares, and (c) Bancomext, as holder of 22,950,000 Series BB shares.
(2)	Our Chairman of the Board of Directors Fernando Chico Pardo owns, directly or indirectly, (a) 50.0% of ITA and (b) 99.99% of CHPAF Holdings, S.A.P.I. de C.V. On December 3, 2018, Servicios de Estrategia Patrimonial, S.A. de C.V. (formerly known as, Agrupación Aeroportuaria Internacional, S.A. de C.V.) and Agrupación Aeroportuaria Internacional III, S.A. de C.V (the successor in interest to Agrupación Aeroportuaria Internacional II, S.A. de C.V) merged into CHPAF Holdings, S.A.P.I. de C.V.
(3)	On June 18, 2007, Bancomext, as trustee of the trust created under Trust Agreement dated December 18, 1998 and holder of 45,000,000 Series BB shares, informed ASUR of its decision to convert 22,050,000 Series BB shares into 22,050,000 Series B shares.
(4)	On July 25, 2007, ITA, as beneficiary of the trust created under Trust Agreement dated December 18, 1998 and holder of 45,000,000 Series BB shares, instructed Bancomext to release from the trust and physically deliver to Agrupación Aeroportuaria Internacional, S.A. de C.V. (following a name change, now known as Servicios de Estrategia Patrimonial, S.A. de C.V.) 22,050,000 Series B shares.
(5)	Based on information contained in public reports, from June 2, 2008 until July 3, 2008, Agrupación Aeroportuaria Internacional II, S.A. de C.V., a company indirectly controlled and owned by Fernando Chico Pardo purchased 2,973,052 Series “B” shares, which represent 0.99% of our outstanding capital stock.
(6)	Grupo ADO, S.A. de C.V. indirectly owns 50.0% of ITA through its subsidiary, Inversiones Kierke, which in turn owns, directly or indirectly, 36,918,290 of our Series “B” shares.
(7)	Amount of shares beneficially owned as of December 31, 2020.

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

RELATED PARTY TRANSACTIONS

General

As of December 31, 2018, 2019 and 2020, the accounts pending payment with related parties are as follows:

	At December 31,
	2018	2019	2020

	(millions of Mexican pesos)
Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.(2)	96.6	96.8	53.3
Lava Tap de Chiapas, S. A. de C. V.(1)	0.7	0.5	0.4
Autobuses de Oriente ADO S.A de C.V.	---	---	0.1
Total Accounts Payable	97.3	97.3	53.8

_______________
(1)	Affiliate of key management personnel
(2)	Shareholder

As of December 31, 2018, 2019 and 2020, the accounts pending receipt with related parties are as follows:

	At December 31,
	2018	2019	2020

	(millions of Mexican pesos)
Accounts Receivable:
Autobuses de Oriente ADO, S. A. de C. V.(1)	0.5	0.0	0.0
Autobuses Golfo Pacífico, S. A. de C. V.(1)	0.3	0.3	0.2
Total Accounts Receivable	0.8	0.3	0.2

_______________
(1)	Shareholder

During the years ending December 31, 2018, 2019 and 2020, the following transactions with related parties were carried out:

	Year Ended December 31,
	2018		2019		2020

	(millions of Mexican pesos)
Commercial revenues	Ps.	21.6	Ps.	21.8	Ps.	13.0
Interest income	---		---		---
Technical assistance	(386.2)		(404.1)		(175.6)
Leases	(5.2)		(5.3)		(6.1)
Cleaning services	(10.9)		(11.5)		(11.8)
Others	---		---		--

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

Pursuant to the Technical Assistance Agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us. Although Copenhagen Airports ceased to be a shareholder in October 2010, and after the consummation of the sale of a company that owns 49.0% of ITA to Grupo ADO, the Technical Assistance Agreement continues in force and will remain in force. The Technical Assistance Agreement entitles ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our Board of Directors. The agreement also grants us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The agreement had an initial 15-year term which expired in 2013, and was automatically renewed for a successive five-year term on the same conditions on December 18, 2013. We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in “Item 6. Directors, Senior Management and Employees—Committees.” In 2018, 2019 and 2020, we recognized expenses of U.S.$19.7 million, U.S.$21.4 million and U.S.$8.8 million, respectively, pursuant to the technical assistance agreement. We did not owe ITA additional expenses in 2018, 2019 and 2020.

Arrangements with Entities Controlled by Fernando Chico Pardo

We rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.

Compensation to Directors and Officers

In 2018, we provided Ps.119.2 million in compensation to key management personnel and Ps.8.7 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2019, we provided Ps.109.7 million in compensation to key management personnel and Ps.9.1 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2020, we provided 137.2 million in compensation to key management personnel and Ps.8.6 million in compensation to the Board of Directors and the committees of the Board of Directors.

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

At present, a number of labor-law claims have been filed against us mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects. We are currently pursuing judicial remedies and no ruling has been handed down at the date of this report. The total amount of these claims is approximately Ps.20.0 million. As of December 31, 2020, we have not established a provision for this item.

In addition, our Cancún airport subsidiary is appealing a decision from the Ministry of Finance and Public Credit concerning a tax issue relating to the amortization of its concession for tax purposes. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—We participated in a tax amnesty program implemented by the Mexican federal government.”

On March 17, 2014, PRPA filed a lawsuit against Aerostar and two fuel sellers at the LMM airport. PRPA claimed it, rather than Aerostar, was entitled to a fee charged to the fuel sellers. On November 7, 2018, the court ruled Aerostar was entitled to the fee charged to the fuel sellers, but the court also authorized PRPA to charge two cents per gallon of the fee charged to the fuel sellers. All parties appealed and, on July 31, 2020, the Court of Appeals entered judgement in favor of Aerostar, determining that the two-cent fuel fee was validly transferred to Aerostar by PRPA, and that Aerostar is the only entity entitled to collect said fee. The Court of Appeals also concluded that Act 206-2014 and the PRPA’s corresponding regulations were unconstitutional since they were enacted to the detriment of Aerostar’s contractual rights. The PRPA filed an appeal with the Supreme Court of Puerto Rico and Aerostar filed its response on February 18, 2021. Judicial proceedings are still ongoing.

On August 21, 2019, the Board of Commissioners of COFECE in Mexico notified our Cancún airport subsidiary of a decision issued on July 25, 2019, which provides for: (i) administrative liability for monopolistic practices (as described in Article 56, Section V of the LFCE (refusal of access)) and (ii) a fine of Ps.73 million. The Company believes it has sufficient grounds for defense and on September 12, 2019 it appealed the administrative sanction imposed by the COFECE. The Company does not expect its appeal will be resolved in less than 2 years from the date of filing and the Company is under no obligation to pay the fine before the end of appeal proceeding.

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

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under IFRS. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., as of December 31, 2020, is Ps.1,890.7 million (which includes the required allocation corresponding to year 2019 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Currently, dividends paid to non-resident holders with respect to our Series B shares and ADSs are subject to Mexican withholding tax at the rate of 10.0% on the gross amount of the dividend distributed. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor of 1.4286. Corporate tax rates of 30.0% in 2018, 2019 and 2020 are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2020, the credit would be applicable against the Mexican corporate income tax of the following three fiscal years. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2020, we did not have distributable earnings which were subject to corporate income tax and had Ps.14,759.9 million of earnings which were not subject to corporate income tax.

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

At the general stockholders’ meeting held on April 23, 2020, our stockholders approved an increase in the legal reserve of the Company of 5% of the accumulated net profits for the year ended December 31, 2019. In that same meeting, our stockholders agreed to delegate to the Board of Directors the power to decree the payment of ordinary dividends of the nominal amount of U.S.$2.4 million, which will not cause Income Tax (ISR) to arise under CUFIN. As of December 31, 2020 and as of the April 6, 2021, the Board of Directors has not decreed these dividends. Our stockholders also approved setting aside all remaining accumulated net profits for the year ended December 31, 2020 for the Company to repurchase its own shares during the 2020 fiscal year.

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

Our common ADSs, each representing 10 Series B common shares of our capital stock, are traded on the NYSE under the ticker symbol “ASR.” The Bank of New York Mellon serves as the depositary for our common ADSs. On April 7, 2021, there were 10,694,195 common ADSs outstanding, representing 35.65% of our total share capital.

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

Purposes

The purposes of our company include the following:

·	to acquire shares, ownership or other interests in companies engaged in the management, operation, including providing airport, complementary and commercial services, construction and/or use of civil aerodromes and in accordance with the Mexican Airport Law and its regulations, as well as to hold capital stock in companies that provide any other type of services and to vote the shares of any such companies; to sell, transfer or dispose of any such shares or ownership interests or other securities allowed by law;

·	to receive and to provide the services as required to carry out our corporate purposes, including, without limitation, technical consulting services in the industrial, administrative, accounting, marketing or finance fields, in connection with the management, operation, construction and/or utilization of airports;

·	to request and obtain concessions and permits for the management, operation, construction and/or utilization of airports, as well as for providing any other services necessary for the use of such airports and for carrying out any activity which supports and is related with such purpose;

·	to obtain, acquire, use, license or dispose of all types of patents, certificates of invention, registered trademarks, trade names, copyright or rights with regard thereto, whether in Mexico or abroad;

·	to obtain all types of loans or credits, with or without specific guarantee, and to grant loans, in each case, in the ordinary course of business of the Company;

·	to grant any kind of guaranty and security on issued negotiable instruments or obligations assumed by the Company or by companies in which the Company may hold ownership interests, in each case, in the ordinary course of business of the Company;

·	to issue any unsubscribed shares of our capital stock to be kept in our treasury in order to be delivered upon subscription thereof, as well as to execute option agreements that grant to third parties the right to subscribe and pay for our shares;

·	to hold, possess, sell, transfer, dispose of or lease any assets, or real or personal property that may be necessary or convenient to carry out our corporate purposes; and

·	generally, to carry out and perform all actions, agreements and related, incidental or ancillary transactions in furtherance of the above-mentioned purposes.

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

Authority of the Board of Directors

The powers of the board include, without limitation, the power:

·	to participate in our strategic planning decisions;

·	to authorize changes in our policies regarding financial structure, products, market development and organization;

·	to oversee compliance with general corporate practices, our bylaws and the minority rights set forth thereunder;

·	to call for stockholders’ meetings and act on their resolutions;

·	to create special committees and grant them the powers and authority it sees fit, provided that said committees will not be vested with the authorities which by law or under our bylaws are expressly reserved for the stockholders or the Board of Directors;

·	to determine how to vote the shares held by us in our subsidiaries;

·	to appoint our chief executive officer from among the candidates proposed by the members of the Board of Directors appointed by the Series BB shareholders, and to appoint those officers other than those designated by the Series BB directors or the Operating Committee; and

·	to approve, upon proposal by the Operating Committee: (i) our annual budget and that of our subsidiaries; and (ii) the master development plan and any amendments thereto for each of the airports to be submitted to the Ministry of Communications and Transportation.

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

Resolutions at board meetings with respect to any of the issues listed below will be valid only if approved by the members of the Board of Directors elected by the holders of the Series BB shares:

·	approval of our financial statements and those of our subsidiaries and their submission to the stockholders’ meeting;

·	approval of the five-year master development plans for each of the airports operated by our subsidiaries;

·	annual approval of the business plan and the investment budget;

·	approval of capital investments not considered in the approved annual budget for each fiscal year;

·	approval of any sale of assets having, individually or jointly, a value exceeding the lower of (i) U.S.$5.0 million, or (ii) 5.0% of the consolidated assets of the Company, but which does not exceed 20.0% of the consolidated assets of the Company;

·	incurrence of any indebtedness, whether by means of direct loans or financial leases, in an amount greater than the lower of (i) U.S.$5.0 million, or (ii) 5.0% of the consolidated assets of the Company, but which does not exceed 20.0% of the consolidated assets of the Company;

·	determine the manner in which the Company shall vote its shares at the shareholders meeting of its subsidiaries, taking into consideration the proposal of the Operating Committee;

·	proposal to increase our capital or that of our subsidiaries;

·	approval of any sale of shares of the capital stock of our subsidiaries;

·	approval of any purchase or sale of shares or interests in any company, except for: (a) the acquisition of shares and/or securities issued by investment companies, and (b) the acquisition of securities through investment companies (mutual funds);

·	approval or amendment of our management structure;

·	creation of new committees, delegation of powers to the same and changes to the powers of any existing committee;

·	approval of our dividend policy and the application of the Company’s profits and its submission to the stockholders’ meeting; and

·	appointment of the chief executive officer from among the candidates proposed by the members of the Board of Directors appointed by the Series BB shareholders.

Powers of Series BB Directors

The Series BB directors are entitled to:

·	present to the Board of Directors the name or names of candidates for appointment as chief executive officer,

·	remove the chief executive officer,

·	appoint and remove half of our executive officers,

·	appoint two members of the Operating Committee and their substitutes, and at least one member of the Acquisitions and Contracts Committee and his or her substitute, and

·	determine the composition of the Operating Committee.

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 6, 2021:

Capital Stock

	Authorized		Issued and outstanding
Fixed capital stock:
Series B shares	277,050,000	*	277,050,000	*
Series BB shares	22,950,000	*	22,950,000	*
Variable capital stock:
Series B shares	—		—
Series BB shares	—		—

*After giving effect to the conversion by ITA of 22,050,000 Series BB shares into 22,050,000 Series B shares in June 2007.

All ordinary shares confer equal rights and obligations to holders within each series. The Series BB shares have the voting and other rights described below.

Our bylaws provide that our shares have the following characteristics:

·	Series B. Series B shares currently represent 92.35% of our capital. Series B shares may be held by any Mexican or foreign natural person, company or entity.

·	Series BB. Series BB shares currently represent 7.65% of our capital. Series BB shares may be held by any Mexican or foreign natural person, company or entity.

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

Extraordinary stockholders’ meetings are those called to consider any of the following matters:

·	extension of a company’s duration or voluntary dissolution,

·	an increase or decrease in a company’s minimum fixed capital,

·	change in corporate purpose or nationality,

·	any transformation, merger or spin-off involving the company,

·	any stock redemption or issuance of preferred stock or bonds,

·	the cancellation of the listing of our shares with the National Registry of Securities or on any stock exchange,

·	amendments to a company’s bylaws, and

·	any other matters for which applicable Mexican law or the bylaws specifically require an extraordinary meeting.

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

Notwithstanding the foregoing, resolutions at extraordinary meetings of stockholders called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75.0% of our capital:

·	any amendment to our bylaws which: (i) changes or eliminates the authorities of our committees or (ii) changes or eliminates the rights of minority stockholders;

·	any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom;

·	a merger by us with an entity the business of which is not related to the business of us or our subsidiaries; and

·	a spin-off, dissolution or liquidation of ASUR.

Our bylaws also establish the following voting requirements:

·	the amendment of the restrictions on ownership of shares of our capital stock requires the vote of holders of 85.0% of our capital stock;

·	a delisting of our shares requires the vote of holders of 95.0% of our capital stock; and

·	the amendment of the provisions in our bylaws requiring that a stockholder seeking to obtain control carry out a tender offer requires the vote of holders of 85.0% of our capital stock.

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

Transfer and Conversion of Series BB Shares

Series BB shares may only be transferred after conversion into Series B shares, and are subject to the following rules:

·	Except with the prior authorization by the Mexican Ministry of Communications and Transportation, ITA was required to retain its interest in the Series BB shares through December 18, 2008.

·	From December 18, 2008 to December 17, 2013, ITA could sell in any year up to 20.0% of its interest in the Series BB shares.

·	After December 18, 2013, ITA may sell any percentage of its interest in the Series BB shares.

·	If ITA owns Series BB shares that represent less than 7.65% of our capital stock after December 18, 2013, those remaining Series BB shares must be converted into freely transferable Series B shares.

·	If ITA owns Series BB shares representing at least 7.65% of our capital stock after December 18, 2013, those Series BB shares may be converted into Series B shares, provided the holders of at least 51.0% of Series B shares (other than shares held by ITA and any of its “related persons”) approve such conversion and vote against renewal of the technical assistance agreement.

Stockholder Ownership Restrictions and Antitakeover Protection

Ownership Restrictions

Holders of our shares are subject to the following restrictions:

·	subject to the tender offer procedures described below, holders of Series B shares, either individually or together with their related persons, will have no ownership limitation whatsoever with regard to the shares representing such series;

·	Series BB shares may represent no more than 15.0% of our outstanding capital stock; and

·	subject to the tender offer procedures described below, holders of Series BB shares, either individually or together with their related persons, may also own Series B shares without limitation.

Any amendment to the above provisions requires the vote of shares representing 85.0% of our capital stock.

·	no more than 5.0% of our outstanding capital stock may be owned by air carriers; and

·	foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock.

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

Change of Control and Tender Offer Procedures

Under our bylaws and applicable Mexican law, any person or group that intends to acquire, directly or indirectly, ownership of 30.0% or more of our ordinary shares through one or more transactions must make the acquisition through a public offer in accordance with applicable law and the following provisions of our bylaws:

·	The offer must include both of our series of shares, and the consideration offered per share must be the same, regardless of the class or type of share.

·	If the offeror intends to obtain control of the company, the offer must be for 100.0% of our capital stock, and if the offer does not imply obtaining control, then the offer must be for at least 10.0% of our capital stock.

·	The offer must indicate the maximum number of shares it covers and, if applicable, the minimum number of shares on which the offer is conditioned.

·	The offer may not provide any consideration that implies a bonus or higher price to the amount of the offer in favor of any person or group of persons related to the offeree (not including agreements that have been approved by our Board of Directors of the company, taking into account the opinion of our Auditing Committee, and have been disclosed to the investing public).

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

For the purposes of the above, the following rules and procedures will apply under Mexican law and our bylaws:

·	The offeror must inform us, through the Board of Directors, of the terms and conditions of the offer it intends to make by sending a notice to our Board of Directors.

·	Immediately after it receives the notice, our Board of Directors must provide to the Mexican Stock Exchange a notice of applicable legal provisions, and make it available to all our shareholders.

·	Our Board of Directors must prepare, considering the opinion of the Audit and Corporate Practices Committee, its opinion with regard to the price or consideration offered, any other terms and conditions of the offer and conflicts of interest, if any, that each member of the Board of Directors may have with respect to the offer. This opinion may include the opinion of an independent expert retained by our board.

·	Our Board of Directors will provide this opinion to the investing public through the Mexican Stock Exchange within three months after receipt of the offer notice, at the latest.

·	The members of our Board of Directors and our chief executive officer of the company must disclose to the investing public, along with the opinions mentioned above, as applicable, the decision they will take in connection with their own shares.

·	If our board approves the terms and conditions of any offer, the offeror must obtain prior authorization from the Ministry of Communications and Transportation for the “change of control” prior to the commencing the public offer. See “Item 4. Information on the Company—Mexican Regulatory Framework—Reporting, Information and Consent Requirements.”

·	For purposes of the preceding item exclusively, and in accordance with the provisions of Article 23 of the Mexican Airport Law, a person or group of persons shall be deemed to have control when it owns 35.0% or more of the capital stock of the company, has control of the general shareholders’ meetings, or is able to appoint the majority of the members in charge of management or otherwise control the company.

·	If the holders of the Series BB shares express their interest in accepting an offer (which does not imply any obligation on their part to participate in such offer), the launching of the offer shall be conditioned upon obtaining prior authorizations from the Ministry of Communications and Transportation, including those relating to the transfer of the Series BB shares and the replacement of ITA in its capacity as strategic partner under the technical assistance agreement.

·	If our board approves the terms and conditions of an offer, the offeror must complete the other acts that are necessary for the purpose of carrying out the offer. That includes, among other things, obtaining the authorization of the Ministry of Communications and Transportation, as well as providing the notifications required by applicable law.

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

Information to Stockholders

The Mexican Securities Market Law establishes that our Board of Directors must present the following reports at the annual stockholders’ meeting:

·	the report prepared by the Audit and Corporate Practices Committee;

·	the report prepared by our Chief Executive Officer pursuant to the Mexican General Law on Business Corporations which includes (i) a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects, (ii) a statement of the financial condition of the company at the end of the fiscal year, (iii) a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year, and (iv) notes which are required to complete or clarify the above mentioned information;

·	the Board’s opinion on the report prepared by our Chief Executive Officer as set forth above; and

·	a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information.

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

We, through our subsidiary Aerostar, are subject to the LMM Lease granted by the PRPA, under which we are required to operate, manage, maintain, improve, enhance, develop and rehabilitate the LMM Airport to provide general, ancillary and complementary airport services to members of the general public in exchange for certain benefits. See “—Scope of LMM Lease and General Obligations of Aerostar” under “Item 4. Information on the Company—Puerto Rican Regulatory Framework.”

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

Distributions, which will be made in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs, whether or not they are converted into U.S. dollars on that date. If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions; otherwise, any gain or loss on a subsequent sale, conversion or other disposition of the Mexican pesos received by such U.S. holder generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains.

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

Subject to certain exceptions for short-term and hedged positions and the application of the passive foreign investment company (“PFIC”) rules discussed further below, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the Series B shares or ADSs will be subject to tax at a reduced rate if the dividends are “qualified dividends.” Dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) (A) the Series B shares or ADSs are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 taxable year. Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2021 taxable year, although there can be no assurance in this regard.

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

·	Non-Mexican Holder not resident in Treaty Country:

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

·	Non-Mexican Holder resident in Treaty Country:

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

·	Sales not subject to the reduced 10.0% withholding rate:

For a non-Mexican holder that carries out the sale or disposition of our Series B shares or ADSs under any of the following cases, a 35.0% rate on the realized gains would apply in the following cases:

·	sales of our Series B shares or ADSs which were acquired by the transferor outside of the Mexican Stock Exchange, or other recognized markets set forth in the Mexican Federal Tax Code;

·	sales made by a person or group of persons that, directly or indirectly, holds 10.0% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a period of 24 months, a sale of 10.0% or more of our fully paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative instruments or other similar transactions;

·	pre-negotiated trades executed through the facilities of the Mexican securities Stock Exchange; and

·	trades of shares obtained as a result of our merger or spin-off, in certain cases.

In cases in which the 35.0% regime is applicable, if the non-Mexican holder is a resident of a Treaty Country, relief in the form of an exemption or a reduced withholding rate may be applicable if certain requirements are met according to the corresponding Treaty. Each holder is urged to consult its tax advisor regarding the application requirements of any tax treaty under its particular circumstances.

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

Although we believe that we were not a PFIC in 2020 and do not anticipate becoming a PFIC in the current year or the reasonably foreseeable future, the determination whether we are a PFIC will be made annually depending on the particular facts and circumstances, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC.

If we are classified as a PFIC, and you do not make a mark-to-market election, as described in the following paragraph, you will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that you recognize on the sale of your Series B shares or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold your Series B shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your Series B shares or ADSs at death.

You may be able to avoid the unfavorable rules described in the preceding paragraph by electing to mark your Series B shares or ADSs to market. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Series B shares or ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your shares at year-end over your basis in those shares. In addition, any gain you recognize upon the sale of your shares will be taxed as ordinary income in the year of sale. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. We expect the ADSs to be “marketable stock” because our ADSs are listed on the NYSE, but it is unclear whether our Series B ordinary shares would be so treated.

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

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include the Series B shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed to hold, or availed of holding, direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders that fail to report the required information could be subject to substantial penalties. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Series B shares or ADSs, including the application of the rules to their particular circumstances.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month. In 2018, 2019, and 2020, 26.6%, 25.9% and 14.8% respectively, of our consolidated revenues were derived from passenger charges for international passengers. In addition, a substantial portion of our contracts with providers of commercial services are denominated in U.S. dollars. In 2018, 2019, and 2020, 23.0%, 33.6% and 25.9%, respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars. Substantially all of our other revenues are denominated in Mexican pesos. Substantially all of our consolidated costs and expenses are denominated in Mexican pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2020, we estimate that our revenues for the year ended December 31, 2020 would have increased by Ps.182.13 million.

As of December 31, 2018, 2019 and 2020, 33.9%, 55.2% and 44.7%, respectively, of our cash and cash equivalents were denominated in dollars. Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2020, we estimate that the value of our cash and cash equivalents as of December 31, 2020 would have increased by Ps.116.0 million.

As of December 31, 2020, 70.2% of our foreign currency indebtedness was denominated in U.S. dollars and 27.8% was denominated in Colombian pesos. A decrease in the value of the Mexican peso relative to the dollar will increase the cost in pesos of servicing our U.S. dollar denominated indebtedness. Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2020, we estimate that our long term debt as of December 31, 2020 would have increased by Ps.352.7 million.

As of December 31, 2018, 2019 and 2020, we did not have any outstanding forward foreign exchange contracts.

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

Based on a 1.0% increase in TIIE, we estimate that the cost of our debt service for the year ended December 31, 2020 would have increased by Ps.4.0 million in 2020. Based on a 1.0% increase in DTF, we estimate that the cost of our debt service for the year ended December 31, 2020 would have increased by Ps.2.1 million in 2020.

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

·	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Series B shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to the extent permissible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

·	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares that would require it to deliver fractions of ADSs and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

·	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may, after consultation with us, make these rights available to you (including by any means of warrants or otherwise, if the depositary determines it is feasible and lawful to do so) or sell the rights and distribute the proceeds in the same way as it does with cash.

The depositary will not offer rights to holders unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act or are registered under the provisions of the Securities Act.

·	Other Distributions. The depositary will send to you anything else we distribute on deposited securities, in proportion to the number of ADSs you hold, by any means it deems equitable and practicable; provided, however, if it determines the distribution cannot be made proportionately among the holders, or if the distribution is otherwise not feasible, the depositary may adopt such method as it may deem equitable and practicable, including the sale of such property and the distribution of the net proceeds thereof in the same manner as cash distributions.

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

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. Each of us and the depositary:

·	are only obligated to take the actions specifically set forth in the deposit agreement with good faith using reasonable efforts;

·	are not liable if it is prevented or delayed by law or circumstances beyond its control from performing its obligations under the deposit agreement;

·	are not liable if it exercises discretion permitted under the deposit agreement;

·	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement unless it receives an indemnity satisfactory to it; and

·	may rely upon any advice or information from any person it believes in good faith to be competent to give such advice or information.

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

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares or other property, the depositary may require:

·	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Series B shares or other deposited securities;

·	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

·	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Series B Shares Underlying your ADSs

You have the right to withdraw the Series B shares underlying your ADSs at any time except:

·	when the depositary has closed its transfer books or we have closed our transfer books;

·	when you owe money to pay fees, taxes and similar charges; or

·	when it is deemed necessary or advisable by us or the depositary, for any reason, at any time, to prohibit withdrawals in order to comply with any laws, governmental regulations or requirements of any securities exchange that apply to ADSs or to the withdrawal of Series B shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Fees payable by the depositary

From January 1, 2020 through December 31, 2020, the depositary reimbursed or otherwise paid us approximately U.S.$71 thousand in compensation in connection with the ADS program. Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), and legal fees.

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

The Company’s management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2020 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. We conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020 using the criteria set forth in the “Internal Control – Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, as stated in the report included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during 2020 that materially affected, or was reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2019and 2020:

	Year ended December 31,
	(thousands of Mexican pesos)
	2019		2020
Audit fees		35,744	31,145
Audit-related fees		---	---
Tax		1,515	1,525
Total fees	Ps.	37,259	32,670

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

2019	(a) Total number of shares purchased	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31(1)	881,057	294.80	—	—
August 1-31(1)(2)	1,898,363	280.46	—	—
September 1-30(2)	139,289	288.20	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2019 Total	2,918,709	285.16	—	—

2020	(a) Total number of shares purchased	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31(2)	1,862,669	269.92	—	—
April 1-30(2)	99,257	205.04	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31(2)	796,630	214.94	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2020 Total	2,758,556	251.71	—	—

___________

(1)	Our Chairman of the Board of Directors Fernando Chico Pardo owns, directly or indirectly, 99.99% of CHPAF Holdings, S.A.P.I. de C.V., which purchased 2,773,081 Series B shares in the open market in July and August 2019.
(2)	Our Chairman of the Board of Directors Fernando Chico Pardo owns, directly or indirectly, 99.99% of CHPAF Holdings, S.A.P.I. de C.V., which purchased 2,904,184 Series B shares in the open market in August and September 2019, and March, April and July 2020.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance

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

The principal characteristics of our Audit and Corporate Practices Committee are as follows:

	·	Our Audit and Corporate Practices Committee is composed of three members, all of whom are members of our Board of Directors.

	·	All of the members of our Audit and Corporate Practices Committee and the committee’s Chairman are independent.

	·	The Chairman of the Audit and Corporate Practices Committee is appointed and/or removed exclusively by the general shareholders’ meeting.

	·	Our Audit and Corporate Practices Committee operates pursuant to provisions in the Mexican Securities Market Law and our bylaws.

	·	Our Audit and Corporate Practices Committee submits an annual report regarding its activities to our Board of Directors and presents that report at the annual stockholders’ meeting.

The duties of our Audit and Corporate Practices Committee include, among others, the following:

	·	overseeing of our internal auditing and controls systems,

	·	appointing, removing and supervising our external auditor,

	·	ensuring compliance with our bylaws by officers and directors of the company and its subsidiaries,

	·	making recommendations to the Nomination and Compensation Committee with respect to the removal of directors and officers for violations of the bylaws or any other applicable legal provision,

	·	overseeing compliance with the corporate governance provisions as set forth in the General Law of Business Companies (Ley General de Sociedades Mercantiles), and the Mexican Securities Market Law and protection of minority shareholder rights,

	·	overseeing related-party transactions, and

	·	preparing certain periodic reports for the Board of Directors pursuant to the Mexican Securities Market Law and our bylaws.

NYSE Standards	Our Corporate Governance Practice

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

The duties of our Audit and Corporate Practices Committee with regard to corporate practices are, among others, the following:

	·	evaluating the performance of relevant officers, reviewing related-party transactions, and determining the total compensation package of the chief executive officer.

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

The duties of our Nomination and Compensation Committee include, among others, the following:

	·	proposing individuals to serve as directors at the shareholders meeting,

	·	proposing individuals to serve as officers to the Board of Directors,

	·	proposing compensation for directors and officers at the shareholders’ meeting or to the Board of Directors, as applicable,

	·	proposing for consideration at the shareholders’ meeting the removal of members of the Board of Directors and officers, and

	·	submitting an annual report on its activities to the Board of Directors and the shareholders.

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

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §303A.08	Shareholder approval is not expressly required under our bylaws for the adoption and amendment of an equity-compensation plan. No equity-compensation plans have been approved by our shareholders.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.09 and §303A.10	We have adopted a code of ethics applicable to all of our directors and executive officers, which is available to you free of charge upon request and at www.asur.com.mx. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our other officers/employees.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-7. The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Sureste, S.A.B. de C.V. and Subsidiaries

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit No.	Description
1.1	An English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Company (incorporated by reference to our Form 20-F/A filed on July 31, 2007).

2.1	Deposit Agreement among the Company, The Bank of New York and all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

2.2	Reserved.

2.3	Reserved.

2.4	Note Purchase Agreement among Aerostar Airport Holdings, LLC and the Purchasers listed in Schedule A thereto, dated March 21, 2013, for 5.75% Senior Notes due March 22, 2035 (incorporated by reference to our form 20-F filed on April 26, 2018).

2.5	Agreement to Furnish Debt Instruments.

2.d	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to our Form 20-F filed on April 9, 2020).

3.1	Trust Agreement among the Company, ITA and Bancomext, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

3.2	Amendment dated May 15, 2007 to the Trust Agreement dated November 18, 1998 among the Company, ITA and Bancomext, English translation (incorporated by reference to our Form 20-F/A filed on July 31, 2007).

3.3	Reserved.

4.1	Amended and Restated Cancún Airport Concession Agreement and annexes thereto, together with an English translation and a schedule highlighting the differences between this concession and the Company’s other concessions (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

4.2	Reserved.

4.3	Reserved.

4.4	Reserved.

4.5	Technical Assistance and Transfer of Technology Agreement among the Company, Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Triturados Basalticos y Derivados, S.A. de C.V., Copenhagen Airports, Cintra Concesiones de Infraestructuras de Transporte, S.A., VINCI, S.A. and ITA, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-12486) filed on September 7, 2000).

4.6	Amendment, dated January 1, 2008 to the Technical Assistance and Transfer of Technology Agreement among the Company, Grupo Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Copenhagen Airports, Fernando Gerardo Chico Pardo and ITA (incorporated by reference to our Form 20-F filed on July 20, 2008).

4.7	Share Sale and Purchase Agreement dated as of March 23, 2017 between Aeropuerto de Cancún S.A. de C.V. and Procopal S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.8	Share and Share Usufruct Rights Purchase Agreement dated as of March 23, 2017 among Aeropuerto de Cancún S.A. de C.V., Jaloy S.A. and IT S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.9	Share Sale and Purchase Agreement dated as of March 23, 2017 between Aeropuerto de Cancún S.A. de C.V. and Bosanova Finance Development Corp., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.10	Share Sale and Purchase Agreement dated as of March 23, 2017 among Aeropuerto de Cancún S.A. de C.V., Tamaco Arango y CIA S.C.A., José Roberto Arango Pava and M.R. Londono y CIA S.C.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.11	Share Purchase Agreement dated as of April 6, 2017 between Aeropuerto de Cancún S.A. de C.V. and Fiduciaria Bancolombia S.A. Sociedad Fiduciaria., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.12	Share Purchase Agreement dated as of April 6, 2017 among Aeropuerto de Cancún S.A. de C.V., Fiduciaria Bancolombia S.A. Sociedad Fiduciaria and Nexus Infraestructura S.A.S., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.13	Share Purchase Agreement dated as of April 6, 2017 between Aeropuerto de Cancún S.A. de C.V. and Pedro Ramón Emiliani Catinchi., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.14	Share Purchase Agreement dated as of April 6, 2017 between Aeropuerto de Cancún S.A. de C.V. and Supertiendas y Droguerías Olímpica S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.15	Share Purchase Agreement dated as of April 6, 2017 among Aeropuerto de Cancún S.A. de C.V., Supertiendas y Droguerías Olímpica S.A., Portales Urbanos S.A. and Sociedad Colombiana de Inversiones Comerciales S.A., English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017). Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.16	Luis Muñoz Marín International Airport Lease Agreement dated as of July 24, 2012 by and between the Puerto Rico Ports Authority and Aerostar Airport Holdings LLC and Amendments No. 1 and No. 2 thereto (incorporated by reference to our form 20-F filed on April 26, 2018).

4.17	An English translation of the Concession for the Administration, Operation, Commercial Exploitation, Adjustments, Modernization and Maintenance of the Enrique Olaya Herrera Airport, José María Córdova International Airport, Los Garzones Airport, Antonio Roldán Betancourt Airport, El Caraño Airport and Las Brujas Airport (Concession Agreement No. 8000011-OK), by and among the Special Administrative Unit of Civil Aeronautics and Sociedad Operadora de Aeropuertos Centro Norte, S.A., dated March 13, 2008 (incorporated by reference to our form 20-F filed on April 26, 2018).

8.1	List of material subsidiaries of the Company.

11.1	Code of Ethics (incorporated by reference to our Form 20-F filed on June 16, 2004).

12.1	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

By:	/s/ Adolfo Castro Rivas
	Name:	Adolfo Castro Rivas
	Title:	Chief Executive Officer

Dated: April 12, 2021

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

December 31, 2018, 2019 and 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Sureste, S.A.B. de C.V. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Regulated Revenues - Compliance with the Price Regulation Maximum Rate Stated in the Mexican Concession Agreements

As described in Notes 3, 18 and 19 to the consolidated financial statements, the Company recognized total regulated revenues for the year ended December 31, 2020 of Ps. 3,341 million, which was derived from airports operated in Mexico. Revenue is measured based on the consideration specified in the tariff regulating system applicable to airports in Mexico for each performance obligation identified. As disclosed by management, the system of price regulation applicable to the Company’s Mexican airports establishes an annual maximum rate in Mexican pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kg (220 pounds) of cargo) that the Company may earn at each airport from services subject to price regulation. If the maximum annual rate is exceeded, the government authorities could revoke one or more of the Company’s airport concessions in Mexico. Management monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate limits at each of the airports operated by the Company in Mexico. Determining whether revenues are in excess of the maximum rates established in the concession is complex and management must obtain specific information, such as passenger traffic and cargo statistics, as well as inputs such as the National Producer Price Index (excluding oil), authorized rates for airport services and the Rate for Airport Use published by the Mexican regulator.

The principal considerations for our determination that performing procedures relating to compliance with the price regulation maximum rate stated in the Mexican concession agreements is a critical audit matter are the significant effort by management in determining the Company’s compliance with the maximum rate for each airport in Mexico, which in turn led to significant auditor subjectivity and effort in performing procedures and evaluating the inputs related to the passenger traffic and cargo statistics, authorized rates for airport services and the Rate for Airport Use used by management in determining compliance with the maximum rate limit for each airport in Mexico.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process for passenger rates at the Company’s Mexican airports, including controls over the maximum rate determination and ongoing monitoring of revenues for compliance with the price regulation. These procedures also included, among others (i) testing management’s process for determining the Company’s compliance with the maximum annual rate limit for each airport in Mexico and (ii) evaluating the reasonableness of the inputs related to the passenger traffic and cargo statistics, authorized rates for airport services, and the Rate for Airport Use. Evaluating the inputs related to passenger traffic and cargo statistics involved evaluating whether the data used was reasonable considering consistency with evidence provided by the airlines in the inbound and outbound manifests. Evaluating the inputs related to the Rate for Airport Use and authorized rates for airport services involved evaluating whether the data used by management was reasonable by comparing the rates to the rates published by the Mexican regulator.

Impairment Assessments– Intangible Assets, Airport Concessions and Goodwill

As described in Notes 3, 8 and 19 to the consolidated financial statements, the Company’s consolidated intangible assets, airport concessions and goodwill, net balance was Ps. 52,182 million as of December 31, 2020, of which Ps. 49,615 million relates to intangible assets and airport concessions, net and Ps. 2,567 million relates to goodwill. Management evaluates intangible assets, airport concessions and goodwill for impairment, at the reporting date, provided that the events or changes in circumstances indicate that the value of intangible assets and airport concessions could be impaired, and at least once a year in the case of goodwill. The COVID-19 pandemic has disrupted passenger traffic in the Company’s three countries of operation, primarily from mid-March to September 2020, due to the travel bans and restrictions introduced by world governments. As a result, management performed impairment testing first as of September 30, 2020 and subsequently as of December 31, 2020 and determined no impairment of intangible assets, airport concessions or goodwill. Management determined the recoverable amount used in the impairment assessments as the fair value less costs of disposal of the cash generating unit to which the intangible assets, airport concessions and goodwill have been assigned using the expected cash flow approach which uses several scenarios of probability-weighted cash flows in order to capture the uncertainty and wider range of possible cash flow projections, including the impact of COVID-19. Management’s cash flow projections included significant assumptions related to projected passenger traffic and the related growth rates, recovery curve, operating costs and expense growth rates, and the discount rates.

The principal considerations for our determination that performing procedures relating to the impairment assessments of intangible assets, airport concessions and goodwill is a critical audit matter are the significant judgment by management when determining the estimated recoverable amount of each cash generating unit, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the cash flow projection scenarios used by management due to the uncertainty and wider range of possible cash flow projections, including the impact of COVID-19, which included significant assumptions related to projected passenger traffic and the related growth rates, recovery curve, operating costs and expense growth rates, and the discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the development of cash flow projections and the assumptions related to the estimate of the recoverable amount of each cash generating unit. These procedures also included, among others (i) testing management’s process for determining the estimate of the recoverable amount of each cash generating unit; (ii) evaluating the appropriateness of the expected cash flow approach; (iii) testing the completeness and accuracy of the underlying data; and (iv) evaluating the reasonableness of significant assumptions related to projected passenger traffic and the related growth rates, recovery curve, operating costs and expense growth rates, and the discount rates. Evaluating management’s assumptions related to projected passenger traffic and the related growth rates, recovery curve, and operating costs and expense growth rates involved evaluating whether the assumptions used were reasonable considering (i) current and past performance of the cash generating units; (ii) the uncertainty and wider range of possible cash flow projections, including the impact of COVID-19; (iii) the consistency with external market data; and (iv) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the expected cash flow approach and evaluating the reasonableness of the discount rates.

/S/PricewaterhouseCoopers, S. C.

/S/C.P.C. Fabián Mateos Aranda
Audit Partner

Mexico City, Mexico

April 12, 2021

We have served as the Company’s auditor since 1998.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Financial Position

December 31, 2019 and 2020

Thousands of Mexican pesos

	2019		2020
Assets
CURRENT ASSETS:
Cash and cash equivalents (Note 5)	Ps.	6,192,679	Ps.	5,192,628
Restricted cash and cash equivalents (Note 5.1)		165,622		5,055
Accounts receivable - Net (Note 6)		1,003,793		1,358,227
Recoverable taxes (Note 13)		230,030		631,999
Creditable value added tax		43,160		272,325
Inventory		49,667		34,023
Other assets		160,905		221,792
Total current assets		7,845,856		7,716,049
NON-CURRENT ASSETS:
Land, furniture and equipment - Net (Note 7)		520,623		504,385
Intangible assets, airport concessions and goodwill - Net (Notes 1 and 8)		49,126,038		52,182,311
Receivable from third parties		23,364
Investment in joint venture accounted for by the equity method (Note 17.2 f)				8,466
Total assets	Ps.	57,515,881	Ps.	60,411,211
Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Bank loans (Note 10)	Ps.	238,235	Ps.	808,515
Short term debt (Note 11)		311,372		330,235
Income taxes payable		211,083		29,933
Accounts payable and accrued expenses (Note 9)		1,799,330		1,598,404
Total current liabilities		2,560,020		2,767,087
NON-CURRENT LIABILITIES:
Bank loans (Note 10)		6,674,717		6,119,655
Long-term debt (Note 11)		6,488,569		6,641,941
Deferred income tax (Note 13)		3,004,584		3,165,145
Employee benefits		16,814		24,177
Total liabilities		18,744,704		18,718,005
STOCKHOLDERS’ EQUITY (Note 12):
Capital stock		7,767,276		7,767,276
Capital reserves		13,171,105		13,445,231
Other comprehensive income		(218,788)		321,867
Retained earnings		10,438,563		12,131,610
Controlling interest		31,158,156		33,665,984
Non-Controlling interest		7,613,021		8,027,222
Total stockholders’ equity		38,771,177		41,693,206
Total liabilities and stockholders’ equity	Ps.	57,515,881	Ps.	60,411,211

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Comprehensive Income

For the periods ended on December 31, 2018, 2019 and 2020

Thousands of Mexican pesos, except per share

	2018		2019		2020
Continuing operations
Revenue (Notes 3 and 19.1.):
Aeronautical services	Ps.	8,942,910	Ps.	9,596,975	Ps.	5,412,418
Non-aeronautical services		5,531,557		5,988,470		3,555,227
Construction services (Note 3.1.3)		935,774		1,236,193		3,657,086
Total revenue		15,410,241		16,821,638		12,624,731
Operating costs and expenses (Note 4):
Cost of aeronautical and non-aeronautical services		6,594,871		7,058,686		5,617,415
Cost of construction services		935,774		1,236,193		3,657,086
Administrative expenses		235,264		250,183		232,935
Total operating costs and expenses		7,765,909		8,545,062		9,507,436
Other Income (Note 16.e)		134,637		204,719		158,881
Operating profit		7,778,969		8,481,295		3,276,176
Interest income		280,623		343,612		262,370
Interest expense		(1,230,651)		(1,084,293)		(926,312)
Exchange income on foreign currency		462,218		278,641		334,150
Exchange loss on foreign currency		(374,460)		(357,518)		(89,074)
		(862,270)		(819,558)		(418,866)
Equity in the results of joint venture accounted for by the equity method (Note 17.2 f)						(1,618)
Net income before income taxes		6,916,699		7,661,737		2,855,692
Income taxes (Note 13)
Asset tax		932
Income tax		1,795,961		1,978,102		729,155
Net income for the year	Ps.	5,119,806	Ps.	5,683,635	Ps.	2,126,537
Net income for the year attributable to:
Controlling interest	Ps.	4,987,601	Ps.	5,465,822	Ps.	1,972,319
Non-Controlling interest		132,205		217,813		154,218
	Ps.	5,119,806	Ps.	5,683,635	Ps.	2,126,537
Other comprehensive income:
Items that will not be reclassified to income for the period:
Remeasurement of labor obligations	Ps.	4,692	Ps.	(5,272)	Ps.	(5,146)
Items that might be reclassified to income for the period:
Effect of the foreign currency translation in subsidiaries		116,059		(588,575)		800,638
Total comprehensive income for the year	Ps.	5,240,557	Ps.	5,089,788	Ps.	2,922,029
Comprehensive income for the year attributable to:
Controlling interest	Ps.	4,986,573	Ps.	5,051,971	Ps.	2,507,828
Non-Controlling interest		253,984		37,817		414,201
Total comprehensive income for the year	Ps.	5,240,557	Ps.	5,089,788	Ps.	2,922,029
Basic and diluted earnings per share expressed in Mexican Pesos (Note 17.19)	Ps.	17	Ps.	18	Ps.	7

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

December 31, 2018, 2019 and 2020

Thousands of Mexican pesos

	Capital reserves				Reserve for		Other						Total
	Capital		Legal		repurchase		comprehensive		Retained		Non-controlling		stockholders’
	stock		reserve		of shares		income		earnings		interest		equity
Balances at January 1st 2018	Ps.	7,767,276	Ps.	1,075,002	Ps.	7,052,635	Ps.	195,511	Ps.	9,949,654	Ps.	7,648,223	Ps.	33,688,301
Comprehensive income:
Net profit for the year										4,987,601		132,205		5,119,806
Effect of foreign currency translation in subsidiaries								(5,720)				121,779		116,059
Remeasurement of labor obligations										4,692				4,692
Total comprehensive income								(5,720)		4,992,293		253,984		5,240,557
Transfers to legal reserve				291,865						(291,865)
Transfers to the reserve for acquisitions of shares (Note 12)						2,809,627				(2,809,627)
Transactions with shareholders:
Dividends paid on April 26, 2019 (Ps.6.78 per share) (Note 12)										(2,034,000)				(2,034,000)
Difference in the consideration paid for the acquisition of the non-controlling interest of Airplan recognized on parents equity (Note 1.2)										113,534		(327,003)		(213,469)
Balances at December 31, 2018		7,767,276		1,366,867		9,862,262		189,791		9,919,989		7,575,204		36,681,389
Comprehensive income:
Net profit for the year										5,465,822		217,813		5,683,635
Effect of foreign currency translation in subsidiaries								(408,579)				(179,996)		(588,575)
Remeasurement of labor obligations										(5,272)				(5,272)
Total comprehensive income								(408,579)		5,460,550		37,817		5,089,788
Transfers to legal reserve				249,666						(249,666)
Transfers to the reserve for acquisitions of shares						1,692,310				(1,692,310)
Transactions with shareholders:
Dividends paid on April 26, 2019 (Ps.10 per share) (Note 12)										(3,000,000)				(3,000,000)
Balances at December 31, 2019		7,767,276		1,616,533		11,554,572		(218,788)		10,438,563		7,613,021		38,771,177
Comprehensive income:
Net profit for the year										1,972,319		154,218		2,126,537
Effect of foreign currency translation in subsidiaries								540,655				259,983		800,638
Remeasurement of labor obligations										(5,146)				(5,146)
Total comprehensive income								540,655		1,967,173		414,201		2,922,029
Transfers to legal reserve				274,126						(274,126)
Balances at December 31, 2020	Ps.	7,767,276	Ps.	1,890,659	Ps.	11,554,572	Ps.	321,867	Ps.	12,131,610	Ps.	8,027,222	Ps.	41,693,206

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

For the periods ended on December 31, 2018, 2019 and 2020

Thousands of Mexican pesos

	2018		2019		2020
Operating activities
Income before income taxes	Ps.	6,916,699	Ps.	7,661,737	Ps.	2,855,692
Adjustments for:
Equity in the results of joint venture accounted by the equity method						1,618
Depreciation and amortization (Notes 4, 7 and 8)		1,760,741		1,836,897		1,934,766
Interest income		(280,623)		(343,612)		(262,370)
Interest expense		1,230,651		1,084,293		926,312
Exchange loss		16,373		90,905		781,458
Exchange gain		(295,524)		(285,094)		(1,388,687)
Working capital variations:
Accounts receivable (Note 6)		(107,608)		(125,309)		(452,636)
Recoverable taxes and other current assets		48,182		222,175		(128,348)
Other assets
Trade accounts payable and other liabilities (Note 9)		490,827		333,715		209,534
		9,779,718		10,475,707		4,477,339
Income taxes paid (Note 13)		(2,083,398)		(1,974,015)		(1,540,196)
Net cash flows generated from operating activities		7,696,320		8,501,692		2,937,143
Investing activities
Improvements to assets under concession and acquisition of furniture and equipment (Note 8)		(1,636,325)		(2,614,864)		(3,328,560)
Investment in joint venture (Note 17.2f)						(10,556)
Interest received		265,350		342,981		273,642
Restricted cash and equivalents (Note 5.1)		59,018		(118,290)		189,474
Net cash flows used in investing activities		(1,311,957)		(2,390,173)		(2,876,000)
Financing activities
Consideration paid for the non-controlling interest of Airplan		(213,469)
Bank loans received (Note 10)						306,241
Bank loans paid (Note 10)		(3,090,124)		(152,047)		(243,998)
Lease payments - Principal portion				(5,751)
Long-term debt paid (Note 11)				(205,308)		(241,560)
Interest paid (Note 11)		(1,139,071)		(1,064,764)		(962,993)
Dividends paid (Note 12)		(2,034,000)		(3,000,000)
Net cash flows (used) from financing activities		(6,476,664)		(4,427,870)		(1,142,310)
(Decrease) increase in cash and cash equivalents		(92,301)		1,683,649		(1,081,167)
Cash and cash equivalents at the beginning of the year		4,677,454		4,584,507		6,192,679
Exchange (loss) gains on cash and cash equivalents		(646)		(75,477)		81,116
Cash and cash equivalents at the end of the year	Ps.	4,584,507	Ps.	6,192,679	Ps.	5,192,628

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

Through its subsidiary Cancún Airport, the Company holds 60% of the shares of Aerostar Airport Holding, LLC (Aerostar), which operates and manages Aeropuerto Internacional Luis Muñoz Marín (LMM Airport) in San Juan, Puerto Rico, and 100% of the shares of Sociedad Operadora de Aeropuertos Centro Norte, S. A. (Airplan), domiciled in the city of Medellín, Colombia, which operates and administers, through a single concession (contract 8000011-OK), the following six Airports: Enrique Olaya Herrera in Medellín, José María Córdova in Rionegro, El Caraño in Quibdó, Los Garzones in Montería, Antonio Roldán Betancourt in Carepa and Las Brujas in Corozal.

As of December 31, 2019, the Company’s outstanding capital stock was held by the investing public (66.54%), and placed in New York (NYSE) and Mexico (BMV), Inversiones and Airport Techniques, SAPI de C.V. (ITA) (7.65%), CHPAF Holdings, S.A.P.I de C.V. (13.51%), and Inversiones Productivas Kierke, S. A. de C. V. (12.31%).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

As of December 31, 2020, the Company’s outstanding capital stock was held by the investing public (65.57%) and placed in New York (NYSE) and Mexico (BMV), Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) (7.65%), CHPAF Holdings, S.A.P.I de C. V. (up to December 3, 2018, Servicios Estrategia Patrimonial, S. A. de C. V. and Agrupación Aeroportuaria Internacional III, S. A. de C. V.) (14.47%), and Inversiones Productivas Kierke, S. A. de C. V. (12.31%).

Shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

Significant events - COVID-19 effects

On March 11, 2020, the World Health Organization (WHO) designated the COVID-19 outbreak, which began in December 2019, a global pandemic. Governments responded to COVID-19 in many ways, including the placement of restrictions on commercial activities and social interaction, among others. These measures had significant effects on the Company’s airports. The number of airline passengers, both nationwide and worldwide, has decreased as a result of travel restrictions and temporary closure of terminals, which has had an impact on the Company’s aeronautical and non-aeronautical activities. Since the COVID-19 pandemic was declared a world health emergency, the Company’s daily operations have been affected by the social distancing and lockdown measures imposed by government and regulatory authorities. Among the effects COVID-19 has had on the services provided by the Company, we highlight the following:

a.	Mexico - Due to a significant decline in passenger traffic during the year, and to optimize resources, Cancún Airport Terminal 2 closed on April 11, 2020 and reopened on July 14, 2020 and Cancún Airport Terminal 3 closed on April 18, 2020 and reopened on October 27, 2020. In 2020, the Company’s passenger traffic in Mexico saw a total reduction of 51.6% compared to the prior year.

b.	Colombia - International flights, including connecting flights in Colombia, were suspended by the Colombian government from March 23, 2020 to September 21, 2020, with certain exceptions for humanitarian emergencies, transportation of cargo and goods. Further, domestic flights were suspended from March 25, 2020 to September 1, 2020. Starting in September, 2020, commercial flights were gradually reestablished, this situation affected the operations of our subsidiary Airplan, which remained temporarily closed in that period because of this government restriction. Airplan’s passenger traffic dropped 65% in 2020 compared to the prior year.

c.	Puerto Rico - The United States Federal Aviation Administration (FAA) accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico and at LMM Airport, which is operated by Aerostar, and that all passengers be screened by representatives of the Puerto Rico Department of Health. Accordingly, LMM Airport remained open and operating throughout 2020, albeit with substantially reduced flight and passenger volumes. Aerostar’s passenger traffic suffered a 48.7% drop in 2020, compared to the prior year.

d.	The Company has established protocols to preserve the health and safety protocols of passengers and essential operational staff in the airports it operates. Also, the Company has supplied protection equipment for the staff working on-site and has followed disinfection practices in accordance with the guidelines provided by local health authorities. In addition, the Company has implemented a home working policy for the staff, whenever possible.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Below are the main impacts of COVID-19 on the Company’s Consolidated Financial Statements for the fiscal year ended on December 31, 2020:

e.	Accounts receivable - The Company entered into new agreements with several airline and commercial clients in Mexico and Colombia to extend the payment term of accounts receivable, which were guaranteed by promissory notes that were signed at the beginning of the agreement. These notes have a maturity period no longer than a year, at an interest rate of the Federal Treasury Certificates (Cetes) plus 7 points for 1.5 years, in the case of Mexico, and of Fixed Term Deposits (DTF) plus 4 points, in the case of Colombia. As of December 31, 2020, the balances of these notes receivable signed in Mexico and Colombia amount to Ps.185,140 and Ps.60,617, respectively. Due to their nature, they are recognized within the accounts receivable line as they are services provided by the Company arising from its usual business with clients, which were exchanged in consideration of a guarantee of collection or promissory note at the execution of the agreement. (See Note 6.2).

f.	Impairment of accounts receivable - According to the Company’s assessment on clients, the consolidated impairment allowance of accounts receivable increased by Ps.154,417 over 2019. In Mexico, Aerostar and Airplan, the Company recorded increases in allowances for bad debts amounting to Ps.70,470, Ps.50,842, and Ps.33,105, respectively, in fiscal year 2020, owing to the impact of COVID-19. (See Note 6.3).

g.	Mexican concession - On August 19, 2020, the Ministry of Communication and Transportation (SCT), through the Civil Aviation Federal Agency (AFAC) accepted the Company’s request to delay (defer) certain investments amounting to Ps.2,292,355 that were scheduled for 2020 to be realized in 2021. This deferral does not modify to our quinquennial Master Development Program, which we plan to achieve according to the stipulated amount and established five-year period. This was a one-off concession without any additional cost, due to the COVID-19 contingency affecting the production and construction industries, which prevented works to continue and new contracts to be entered into. (See Note 15).

h.	Bank loans - On June 29, 2020, in Mexico, the Company obtained BBVA Bancomer’s approval for a Ps.1,500,000 credit line, over a term of eighteen months as from that date, which has not been used as of yet. On April 1, 2020, Aerostar drew down a line of revolving credit with Banco Popular de Puerto Rico for USD10,000 (approximately Ps.239,200) and on December 30, 2020 another revolving loan was approved, with Banco Popular de Puerto Rico, for USD20,000 (approximately Ps.399,010) with a term of three years, and which has not been drawn down of as of the date of these consolidated financial statements. Additionally, on September 11, 2020 Airplan obtained a loan amounting to COP11,612,000 (approximately Ps.67,041), which is due in one year. (See Note 10).

i.	The General Meeting of Stockholders held on April 23, 2020, decided to delegate the power to decree and pay ordinary dividends to the Board of Directors (See Note 12).

j.	Airplan did not comply with its financial commitments related to debt coverage on September 30, 2020 and December 31, 2020. Before December 31, 2020, the Company was granted waivers of its financial obligations related to debt coverage in the relevant syndicated loan agreement as from the measurement date of the third quarter of 2020 until the first quarter of 2021. In 2021, all the members of the syndicated loan, agreement granted waivers to the Company until the first quarter of 2022. This situation did not bring about liquidity or going-concern problems according to the Company´s evaluation. (Notes 10, 18.2 and 18.4).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

k.	Income - In line with the drop in passenger traffic, consolidated incomes, excluding income from construction services, of decreased by 42.5% in 2020 compared to the prior fiscal year ended December 31, 2019. Consolidated aeronautical income fell 43.6% year-on-year while non-aeronautical income fell 40.6% year-on-year. (See Note 3).

l.	Operating costs and expenses - The Company implemented initiatives to reduce costs in its three operating countries. Most of the Company’s cost structure is fixed, except for concession fees and the technical assistance fee in Mexico, which are all variable costs. No significant impact is expected from these cost reduction measures. (See Note 4).

m.	Aerostar received a grant offer of USD33,417 (approximately Ps.717,590) from the FAA under the Coronavirus Aid, Relief, and Economic Security (CARES) Act passed by the United States Government. During 2020, Aerostar received USD17,125 (approximately Ps.367,752) of the grant. (See Note 4).

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

As mentioned in Note 1, the Company controls 60% in Aerostar and 100% Airplan through equity interest.

The information by segments is shown as follows.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Year ended on December,											Holding &				Consolidation
31 2018	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	4,428,546	Ps.	1,700,859	Ps.	1,276,506	Ps.	469,879	Ps.	201,502			Ps.	865,618			Ps.	8,942,910
Non-aeronautical revenue		3,831,325		964,404		396,834		117,277		59,822	Ps.	1,684,204		162,345	Ps.	(1,684,654)		5,531,557
Revenue for construction services		205,834		360,004		312,375		4,831		15,604				37,126				935,774
Operating profit		5,206,971		882,381		239,893		297,468		113,038		605,860		433,358				7,778,969
Non-current assets		16,927,804		20,515,694		6,592,640		1,454,497		921,162		28,789,664		4,314,529		(29,335,081)		50,180,909
Total assets		19,002,035		21,607,145		6,905,451		1,857,958		1,241,529		29,525,000		5,377,784		(29,335,081)		56,181,821
Total liabilities		4,528,342		10,040,600		4,575,476		(25,257)		79,070		205,077		97,124				19,500,432
Improvements to assets under concession and acquisition of furniture and equipment in the period		364,795		772,009		415,042		7,116		12,671				64,692				1,636,325
Amortization and depreciation		(455,003)		(632,236)		(452,364)		(47,803)		(30,147)		(640)		(142,548)				(1,760,741)
Revenue recognized
At point in time:
Aeronautical revenue		3,846,184		1,245,320		1,200,941		426,070		180,407				788,406				7,687,328
Non-aeronautical revenue		621,850																621,850
Total		4,468,034		1,245,320		1,200,941		426,070		180,407				788,406				8,309,178
Over a period time:
Aeronautical revenue		543,282		455,539		75,565		41,179		21,027				73,068				1,209,661
Non-aeronautical revenue		2,888,043		954,626		395,410		57,554		39,395		1,684,204		143,100		(1,684,654)		4,477,678
Revenue for construction services		205,834		360,004		312,375		4,831		15,604				37,126				935,774
Total	Ps.	3,637,160	Ps.	1,770,169	Ps.	783,350	Ps.	103,564	Ps.	76,027	Ps.	1,684,204	Ps.	253,294	Ps.	(1,684,654)	Ps.	6,623,114

(*)	Subsidiary located in Puerto Rico.

(**)	Subsidiary located in Colombia.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Year ended on December,											Holding &				Consolidation
31 2019	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	4,550,164	Ps.	1,870,428	Ps.	1,391,657	Ps.	579,727	Ps.	251,468			Ps.	953,531			Ps.	9,596,975
Non-aeronautical revenue		4,024,354		1,100,573		507,076		129,527		58,270	Ps.	1,748,731		169,120	Ps.	(1,749,181)		5,988,470
Revenue for construction services		249,127		335,148		175,998		134,104		57,225				284,591				1,236,193
Operating profit		5,355,787		1,068,148		441,413		384,115		152,041		585,440		494,350				8,481,294
Non-current assets		17,533,430		19,454,107		5,836,603		1,780,146		1,003,909		30,598,817		4,628,280		(31,165,267)		49,670,025
Total assets		21,463,802		20,468,947		6,573,460		1,981,396		1,301,195		31,343,675		5,548,880		(31,165,474)		57,515,881
Total liabilities		5,383,343		8,807,985		4,161,205		(27,836)		78,227		244,152		97,834		(206)		18,744,704
Improvements to assets under concession and acquisition of furniture and equipment in the period		1,076,257		376,649		176,335		407,684		117,405				460,534				2,614,864
Amortization and depreciation		(463,988)		(659,873)		(482,130)		(48,371)		(30,693)		(7,194)		(144,648)				(1,836,897)
Revenue recognized At point in time:
Aeronautical revenue		3,933,693		1,369,066		1,322,648		530,736		229,217				870,622				8,255,982
Non-aeronautical revenue		662,485		233,106														895,591
Total		4,596,178		1,602,172		1,322,648		530,736		229,217				870,622				9,151,573
Over a period time:
Aeronautical revenue		616,471		501,362		69,009		48,991		22,251				82,909				1,340,993
Non-aeronautical revenue		3,361,869		867,467		507,076		129,527		58,270		1,748,731		169,120		(1,749,181)		5,092,879
Revenue for construction services		249,127		335,148		175,998		134,104		57,225				284,591				1,236,193
Total	Ps.	4,227,467	Ps.	1,703,977	Ps.	752,083	Ps.	312,622	Ps.	137,746	Ps.	1,748,731	Ps.	536,620	Ps.	(1,749,181)	Ps.	7,670,065

(*)	Subsidiary located in Puerto Rico.

(**)	Subsidiary located in Colombia.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Year ended on December,											Holding &				Consolidation
31 2020	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	2,218,230	Ps.	1,808,102	Ps.	488,981	Ps.	281,659	Ps.	132,751			Ps.	482,695			Ps.	5,412,418
Non-aeronautical revenue		2,252,157		740,450		296,961		90,431		42,103	Ps.	1,265,920		133,496	Ps.	(1,266,291)		3,555,227
Revenue for construction services		1,855,747		353,686		6,918		728,718		154,155				557,862				3,657,086
Operating profit		2,079,965		923,518		(242,234)		95,167		40,020		327,631		52,109				3,276,176
Non-current assets		18,899,582		20,229,990		5,604,037		2,426,454		1,097,864		33,164,914		5,029,721		(33,757,400)		52,695,162
Total assets		22,406,388		21,630,906		6,090,371		2,913,304		1,345,826		33,834,595		5,947,221		(33,757,400)		60,411,211
Total liabilities		5,557,692		8,934,439		3,826,600		49,910		78,198		184,800		86,366				18,718,005
Improvements to assets under concession and acquisition of furniture and equipment in the period		1,720,381		400,500		6,918		570,940		118,736				511,085				3,328,560
Amortization and depreciation		(487,333)		(746,524)		(461,563)		(49,427)		(31,897)		(6,976)		(151,046)				(1,934,766)
Revenue recognized
At point in time:
Aeronautical revenue		1,888,076		953,715		459,655		254,210		120,688				439,320				4,115,664
Non-aeronautical revenue		319,367		142,135														461,502
Total		2,207,443		1,095,850		459,655		254,210		120,688				439,320				4,577,166
Over a period time:
Aeronautical revenue		330,154		854,387		29,326		27,449		12,063				43,375				1,296,754
Non-aeronautical revenue		1,932,790		598,315		296,961		90,431		42,103		1,265,920		133,496		(1,266,291)		3,093,725
Revenue for construction services		1,855,747		353,686		6,918		728,718		154,155				557,862				3,657,086
Total	Ps.	4,118,691	Ps.	1,806,388	Ps.	333,205	Ps.	846,598	Ps.	208,321	Ps.	1,265,920	Ps.	734,733	Ps.	(1,266,291)	Ps.	8,047,565

(*)	Subsidiary located in Puerto Rico

(**)	Subsidiary located in Colombia

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Note 3 - Revenue from Contracts with Customers:

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

a.	Passenger fee rates (Airport Use Rate – TUA, by its initials in Spanish), which are calculated based on total outgoing passengers (other than diplomats, infants and passengers in transit) making use of air terminals operated by the Company.

b.	Landing rates, which contemplate landing services, the use of runways, taxiing strips, and bands.

c.	Platform use fees, based on the time an aircraft remains at a terminal after landing.

d.	Security, calculated on the basis of the total number of incoming and outgoing passengers.

e.	Baggage inspection fee, calculated on the basis of total number of outgoing passengers.

f.	Use of passenger walkways, which consists of rendering passenger walkways service connecting an aircraft to the terminal after landing.

g.	Fee for the use of passenger documentation counters; the fee is applied on the basis of the holding of documentation for one-hour periods. After the first hour has elapsed, the fee is charged proportionately for 30-minute increments.

Revenue is measured based on the consideration specified in the tariff regulating system applicable to airports in each country for each performance obligation identified. In Mexico, these are regulated by the Secretariat of Communications and Transport (SCT), in Puerto Rico by the FAA and in Colombia by Aerocivil.

In its capacity as operator of the LMM Airport, Aerostar entered into Airport Use Agreements with the main airlines serving LMM Airport, referred to as “Signing Airlines”. The agreements have a term of 15 years, counted as from February 27, 2013, with an option to be terminated in advance by agreement of the parties. If, upon completion of the effective term, no new use agreements have been entered into, each of the Airport Use Agreements in force at that date will continue to be binding until new use agreements are signed.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Pursuant to the Airport Use Agreements, Aerostar is entitled to receive the following annual contributions from the airlines serving at LMM Airport:

•	For the first partial year of contract (i.e. the year ended on December 31, 2013), USD62,000 (approximately Ps.1,235,982) multiplied by the number of effective days elapsed in that year, divided by the number of days of the year.

•	For the following five years, of contract USD62,000 per year,

•	For the remaining contract years, the total annual contributions by the previous year, adjusted for inflation based on the non-underlying U.S. Consumer Price Index. As of December 31, 2018, 2019 and 2020, the contribution of the airlines was USD62,000 (Ps.1,249,254), USD63,143 (Ps.1,216,134) and USD64,495 (Ps.1,391,462), respectively.

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

Revenues are recorded net of estimated discounts based on applicable rates.

The prompt-payment discount for regulated income principally TUA is established in each of the contracts signed with the airlines, and is subtracted from the aforementioned income. In 2018, 2019 and 2020, the discount amounted to Ps.45,293, Ps.47,374 and Ps.44,561, respectively. There is no balance for the contractual liability for that item.

Terms of payment

According to the airport service contract signed with clients, the credit term is 30 days; and the first of each month for complementary services. During the year, by way of exception, and due to the COVID-19 pandemic, the Company entered into agreements with airport clients in Mexico and Colombia, whereby the credit term was extended from 30 to 180 days, effective until April 30, 2021. After that date the credit term will again be 30 days, as stipulated in the original agreement. The agreements also included the negotiation of accounts receivable owed at the date of execution, which at December 31, 2020 amount to Ps.185,140 and Ps.60,617 for the Company’s Mexico operations and Airplan, respectively. These amounts are to be recovered by promissory notes signed with clients falling due in less than a year.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

Presently, space leased at airports to airlines and other commercial lessees comprise the most significant source of income related to non-aeronautic services. Leasing income is accrued monthly and is determined by applying a percentage established in the lease contract to income from actual sales of lessees (share of sales), or an agreed minimum fee.

Commercial leasing operations include the leasing of automobiles, the sale of food and beverages, retail sales, sales made at kiosks, graphic advertising, overland transportation, fixed operations and other services rendered. Commercial income is partially recorded on the basis of lessee income and is partially based on minimum lease rates.

At December 31, 2018, 2019 and 2020, variable leasing income was Ps.3,371,630, Ps.3,435,381 and Ps.1,931,965, respectively, and Ps.750,079, Ps.830,288 and Ps.612,509, respectively, for fixed leasing rates.

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

December 31, 2018, 2019 and 2020

Construction services carried out by the Group do not entitle it to a direct cash consideration; rather, it is entitled to charge users for airport services rendered at the terminals during the concession period. Income from construction services is measured at fair value of the services rendered, which increased the value of the intangible asset, plus the cost of capitalizable financing.

As of December 31, 2018, 2019 and 2020, revenues from construction services in Mexico were Ps.263,395, Ps.725,047 and Ps.3,296,482 in Puerto Rico they were Ps.360,004, Ps.335,148 and Ps.353,686, and in Airplan were Ps.312.375, Ps.175,998 and Ps.6,918 respectively.

3.1.4) Airports Law and Regulations

Mexico

Under the Airports Law and regulations thereto, company income is classified as Airport Services, Complementary Services and Commercial Services. Airport Services mainly consist of the use of runways, taxiways and platforms for landings and departures, parking for aircrafts, use of mechanical boarders, security services, hangars, car parking, as well as the general use of the terminals and other infrastructure by the aircrafts, passengers and cargo, including the rental of space that is essential for the operation of airlines and suppliers of complementary services. Complementary Services consist mainly of ramp services and handling of luggage and cargo, food services, maintenance and repair and related activities that provide support to the airlines. Revenues from access fees charged to third parties that provide complementary services are classified as Airport Services.

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

The following sets forth the Company revenue at December 31, 2018, 2019, and 2020 using the classification established in the Airport Law and the Regulations thereto and on the basis of performance obligations established under IFRS 15.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

	Year ended of December 31,
	2018		2019		2020
Regulated services:
Airport services for revenue from contracts with clients (*):
Passengers fees	Ps.	6,547,645	Ps.	7,005,018	Ps.	3,476,804
Landing fees		1,047,687		1,148,747		983,173
Platform		413,129		405,814		395,432
Seurity services		91,996		102,216		46,553
Baggage inspection fees		268,940		296,143		140,502
Passengers walkway		509,440		575,464		333,134
Passengers documentation counters		18,152		16,821		9,383
Other airport services		325,546		340,007		252,777
	Ps.	9,222,535	Ps.	9,890,230	Ps.	5,637,758
Non regulated services:
Non regulated services for revenue from contracts with customers:
Retail stores	Ps.	621,850	Ps.	895,591	Ps.	461,502
Access fees on non permanent ground transportation		57,885		63,159		29,967
Car parking and related Access fees		298,536		319,200		171,193
Other services		151,952		151,596		122,751
		1,130,223		1,429,546		785,413
Commercial services		4,121,709		4,265,669		2,544,474
Total non regulated services (**)		5,251,932		5,695,215		3,329,887
Construction services		935,774		1,236,193		3,657,086
Total	Ps.	15,410,241	Ps.	16,821,638	Ps.	12,624,731

(*)	For 2018, 2019 and 2020, this amount includes Mexico regulated income of Ps.6,245,170, Ps.6,628,146 and Ps.3,340,674, Aerostar regulated income of Ps.1,700,859, Ps.1,870,427 and Ps.1,808,102, Airplan regulated income of Ps.1,276,506, Ps.1,391,657 and Ps.488,981, respectively.

(**)	This line item in the consolidated statement of income (non-aeronautical services) includes complementary and airport services totaling Ps.279,625, Ps.293,256 and Ps.225,340 for the 2018, 2019 and 2020 periods, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

The following table sets forth revenue from leasing of commercial spaces by type for the years indicated.

	Year ended of December 31,
	2018		2019		2020
Commercial revenues:
Duty free shops	Ps.	1,861,116	Ps.	1,785,508	Ps.	991,833
Food and beverage		738,371		820,001		449,340
Advertising revenues		161,214		187,192		92,683
Car rental companies		611,864		673,969		485,725
Banking and currency exchange servcies		119,855		115,927		72,563
Teleservices		14,139		16,038		15,174
Ground transportations		76,106		98,033		49,721
Other services		539,044		569,001		387,435
Total commercial revenues	Ps.	4,121,709	Ps.	4,265,669	Ps.	2,544,474

The COVID-19 pandemic has affected the travel industry and in some parts of the world governments have introduced travel bans and restrictions. As a result, passenger traffic in Mexico, Puerto Rico and Colombia began to decrease in the second half of March 2020, affecting the Company’s aeronautical revenues and non-aeronautical revenues.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

The follows table sets the domestic and international passenger traffic for the years, 2019 and 2020:

	Year ended of December 31,
	2019	2020
Domestic passenger traffic:
Mexico	16,684	9,246
Puerto Rico	8,456	4,548
Colombia	10,231	3,625
Total domestic passengers	35,371	17,419
International passenger traffic:
Mexico	17,478	7,283
Puerto Rico	992	298
Colombia	1,821	590
Total international passengers	20,291	8,171
Total passengers	55,662	25,590

The effects of the decrease in passenger traffic as a result of COVID-19 on aeronautical and non-aeronautical revenue by country are shown below, without considering construction revenue, which does not depend directly on passenger traffic:

	Year ended of December 31,
	2019		2020		Changed % compared to 2019
Aeronautical revenue
Mexico	Ps.	6,334,890	Ps.	3,115,335	(50.82)
Aerostar		1,870,428		1,808,102	(3.33)
Airplan		1,391,657		488,981	(64.86)
Total aeronautical revenue	Ps.	9,596,975	Ps.	5,412,418	(43.60)

Non-aeronautical revenue
Mexico		4,380,821		2,517,816	(42.53)
Aerostar		1,100,573		740,450	(32.72)
Airplan		507,076		296,961	(41.44)
Total non-aeronautical revenue	Ps.	5,988,470	Ps.	3,555,227	(40.63)
Total without construction revenue	Ps.	15,585,445	Ps.	8,967,645	(42.46)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

As shown in the following, the estimates for future revenues (per year), arising from non-cancelable operating leases considering minimum rent commercial leases.

For the years that will end December 31:

2021	Ps.	2,515,572
2022		2,315,111
2023		2,184,496
2024		1,943,444
2025		1,857,885
2026 to 2028		2,380,113

Note 4 - Costs and expenses by nature:

	January to December 31,
	2018		2019		2020
Short term benefits	Ps.	1,118,926	Ps.	1,199,217	Ps.	1,039,883
Electric power		458,827		474,719		382,026
Maintenance and conservation		673,603		699,557		447,884
Professional fees		306,169		308,740		251,621
Insurance and bonds		200,477		225,252		127,750
Surveillance services		310,065		325,613		275,206
Cleaning services		229,003		232,219		207,599
Technical assistance (Note 15.4)		386,249		404,086		175,615
Right of use of assets under concession (DUAC) (1)		898,253		986,850		535,379
Amortization and depreciation of intangible
assets, furniture and equipment		1,760,741		1,836,897		1,934,766
Consumption of commercial items		300,845		323,899		169,298
Construction services (Note 3.1.3)		935,774		1,236,193		3,657,086
Termination benefits (Note 18.17)		1,595		1,922		2,382
Employees’ statutory profit sharing		8,052		10,250		3,115
Impairment of accounts receivable (Note 6)		6,241		12,127		154,417
Other		171,089		267,521		143,409
Total aeronautical and non-aeronautical services costs, costs of construction services and administrative expenses	Ps.	7,765,909	Ps.	8,545,062	Ps.	9,507,436

(1)	As of December 31, 2018, 2019 and 2020, Ps.458,290, Ps.484,402 and Ps.254,337, respectively, correspond to the consideration for the concessions in Mexico, Ps.312,244, Ps.361,029 and Ps.149,602 correspond to the consideration of the Airplan concession at 19% of gross revenues from the period October 19 to December 31, 2018, from the year 2019 and 2020, respectively, and Ps.127,719, Ps. 141,419 and Ps.131,440, for the consideration of the Aerostar concession at 5% of the airport’s gross receipts from May 31, to December 31, 2018, as of December 31, 2019 from the year 2019 and 2020, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

4.1)	CARES Act - Aerostar

On May 12, 2020, the United States Government, through the FAA, awarded Aerostar a financial aid grant under the CARES Act amounting to USD33,417 (approximately Ps.717,590) to respond to the impacts of COVID-19. These funds may be used by the Company within a period of four years and for any purpose for which airport revenues may be lawfully used, except for new airport development projects. The funds will be received by means of reimbursements once the invoice for the expense incurred has been submitted to the FAA through the established means. These invoices must include sufficient detail to permit the FAA to verify compliance with its Revenue Use Policy. After receiving reimbursement of the verified expenses, the Company discounts the related verified expenses within the same period, as refunds to the relevant authorities are not possible. At December 31, 2020, the Company is not in breach of conditions and there are no other contingencies relating to these grants. The Company did not benefit directly in any other way from government assistance.

Throughout 2020, the Company received USD17,125 (approximately Ps.367,752) for reimbursements of invoices submitted to the FAA, of which Ps.339,681 are recognized net of the pertinent expense or cost at December 31, 2020. The items to which they relate are the following: Short-term benefits Ps.165,894; Amortization of insurance and bonding Ps.142,274; Others Ps.23,650, which includes sewage services, waste disposal, among others; and Maintenance and preservation Ps.7,863. Advance payments for Insurance and bonding are presented in the Statement of Financial Position as deductions, in accordance with the accounting policy. (See Note 17.22)

Note 5 - Cash and cash equivalents:

	December 31,
		2019		2020
Cash and cash held at banks	Ps.	3,642,037	Ps.	3,514,293
Short term investments		2,550,642		1,678,335
Total cash and cash equivalents	Ps.	6,192,679	Ps.	5,192,628

5.1)	Restricted cash and cash equivalents

As of December 31, 2019 and 2020, cash and cash equivalents include the amounts collected as of December 31, 2019 and 2020 by Aerostar for the concept of “Passenger Facility Charge” (PFC) which are restricted to be used to fund investment projects in airport infrastructure previously authorized by the FAA of Ps.26,849 and Ps.5,055, respectively. Additionally, as of December 31, 2019, cash and cash equivalents includes funds related to the recovery of insurance in 2019 of Ps.138,773, which are restricted until a work certification is obtained that indicates that the funds were used for the defined purpose. (See Notes 15.e and 17.6.)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Note 6 - Accounts receivable - Net:

6.1)	Accounts receivable

	December 31,
		2019		2020
Clients	Ps.	1,195,559	Ps.	1,458,653
Less: impairment provision		(191,766)		(346,183)
		1,003,793		1,112,470
Notes receivable from clients				245,757
Total accounts receivable	Ps.	1,003,793	Ps.	1,358,227

The expectation for collection of the account receivable in the short term is one month in relation to the reporting date, except for those customers with whom agreements were signed in Mexico for airport services, derived from the COVID-19 pandemic, in which case, the term for such account receivable is extended until April 30, 2021 and includes on the line documents receivable from customers.

Accounts receivable are comprised mainly of TUA paid by passengers (other than diplomats, infants and passengers in transit) who travel using the airport terminals operated by the Company. The balance at December 31, 2019 and 2020 amounted to Ps.615,223 and Ps.547,810, respectively.

6.2)	Notes receivable from clients

The COVID-19 pandemic has affected the travel industry, and, in some parts of the world, governments introduced travel bans and restrictions, reducing passenger traffic. The Company has agreed with several clients, whose income derives from airport services, in view of the economic recession caused by COVID-19, to extend the collection terms from 30 to 180 days guaranteed upon execution of the agreement through the signature of promissory notes, establishing monthly payments and falling due within a term no longer than a year.

These agreements were entered into with clients for this single occasion, as a result of COVID-19 and neither represents a change in the policies nor replaces the original agreements. Due dates for these clients will return to 30 days once the term of these agreements expire as from the second quarter of 2021. These notes are grouped within the Clients line as they represent accounts receivable from clients arising from airport services provided, which were exchanged for promissory notes to secure collection upon execution of the agreement, which may be collected in the event of default. At December 31, 2020, the balance of notes receivable from clients entered into in Mexico and by Airplan amounts to Ps.185,140 and Ps.60,617, respectively with the following features:

Mexico - Falling due no later than a year at the interest rate for Federal Treasury Certificates (Cetes) plus 7 points multiplied by 1.5, interest accrued in the period is not material.

Airplan - Falling due before one year at the interest rate of DTF plus four points, interest accrued in the period is not material.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

These notes receivables were subject to impairment testing and analysis, and therefore, they have been grouped in the same category of risk. Considering the prospective factors of clients with which notes receivable are recorded, no expected losses were identified as regards notes receivable.

6.3)	Impairment of accounts receivable

After an assessment the Company made regarding its clients, the Company increased its consolidated impairment allowance for accounts receivable by Ps.154.417.

At December 31, 2020, the total balance of unimpaired accounts receivable was Ps.474,854, (Ps.580,914 at December 31, 2019). These accounts refer to clients that have no recent record of noncompliance, and due to their positive performance with the company, no increase the level of credit risk was identified in our prospective assessment.

In Mexico, impairment of accounts receivable for the year ended December 31, 2020 was Ps.70,470, mainly representing by one airline client, who ceased operations, and whose total balance of accounts receivable balance amounts to Ps.65,452. It is expected that the routes and frequencies operated by this client, to and from our airports in Mexico, will be covered by other airlines in the next years, as the level of passenger traffic recovers. Although operations for the year have diminished in our Mexican airports, in accordance with the Company’s analysis, there is neither incremental operational risk nor an increase in the credit risk of accounts receivable. Difficulties faced by the aeronautical industry as a result of COVID-19 caused the financial restructuring of some airline clients; however, no default has been recorded and at December 31, 2020, in accordance with our analyses, no future noncompliance is expected, as these clients were able to access financing or governmental economic aid, in the case of international airlines, which will enable them to continue meeting their financial commitments. The Company monitors the performance of its accounts receivable and takes measures in this regard, as it is empowered to prevent the provision of services if there are situations outside its policy for maturities exceeding 30 days. With this, the Company keeps its exposure at a low risk level.

Aerostar’s impairment of accounts receivable for the year ended December 31, 2020 was Ps.50,842, mainly accounting for certain international airlines, which, according to the Company’s analysis, may cease some recurring international operations in the LMM Airport as a result of the decrease in international passenger traffic (approximately 70% compared to 2019). The majority of passenger traffic at LMM Airport is domestic. In 2020, domestic traffic accounted for 80% of traffic, while in 2019, it accounted for 85%. National airlines in the United States benefited from government grants, as part of the CARES Act. The Company expects that national airlines will use the funds arising from the CARES Act to fulfill their operating commitments, including accounts receivable balances held by the Company as of December 31, 2020. As international airlines do not benefit from governmental aid in their respective countries (or United States governmental aid) and because of the other factors described herein, the Company assessed that its collection from international airlines’ could be at risk.

Airplan’s impairment of accounts receivable for the year ended December 31, 2020 amounted to Ps.33,105. Due to the temporary closure of terminals in Colombia, Airplan’s accounts receivables were significantly reduced. In accordance with the analysis performed by the Company, no new closures are expected that may lead to an incremental risk in Airplan’s own and Airplan’s client transactions. Due to the difficulties faced by the aeronautical industry as a result of COVID-19, as of December 31, 2020, some of our airport clients are undergoing financial restructuring. In accordance with our analysis, no significant future noncompliance is expected as these clients were able to access to refinancing plans and aid from the Colombian Government. The Company monitors the performance of its accounts receivable and takes measures in this regard, as it is empowered to prevent the provision of services if there are situations outside its policy for maturities exceeding 30 days. With this, the Company keeps its exposure at a low risk level.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

The movements in the impairment provision are as follows:

Provision for impairment at January 1, 2019	Ps.	179,639
Application, net of Mexico’s estimate during the period		(369)
Application, net of Aerostar’s estimate during the period		(5,585)
Airplan’s provision impairment		18,081
Provision for impairment at December 31, 2019	Ps.	191,766
Application, net of Mexico’s estimate during the period	Ps.	70,470
Application, net of Aerostar’s estimate during the period		50,842
Airplan’s provision impairment		33,105
Provision for impairment at December 31, 2020	Ps.	346,183

Provision for impairment of accounts receivable has been recorded in the consolidated comprehensive income statement under cost of services, and the amounts charged to the provision are written off from accounts receivable when recovery is not expected.

In order to measure expected credit losses, accounts receivable and contract assets have been grouped on the basis of their shared credit risk features and days past due. The Company held no relevant contract assets at January 1 or December 31, 2019 and 2020.

The expected loss rates are based on the profiles for payment of sales in a 12-month period prior to December 31, 2019 and 2020 or January 1, 2019 and 2020, respectively, and on historical credit losses experienced within that period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors affecting client capacity for covering accounts receivable. The Company has determined that the economic situation of a country can have adverse effects on the transportation industry, in addition to the cost of complying with aviation regulations and union pressures on airlines, which are the most relevant factors, and therefore adjusts historical loss rates based on changes expected in those factors.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

On this basis, the provision for losses as of December 31, 2019 and December 31, 2020 was determined as follows for accounts receivable and contract assets:

	Due to				More than
	expire	1 to 90	91 to 180	181 to 365	365
Expected loss rate 2019:
Mexico	0.02%	0.02%	0.02%	100%	100%
Aerostar	1.00%	2.5% - 5.0%	15.00%	50.00%	100%
Airplan	0.83%	0.83%	0.83%	100%	100%

	Due to				More than
	expire	1 to 90	91 to 180	181 to 365	365
Expected loss rate 2020:
Mexico	0.00%	0.02%	19.20%	100%	100%
Aerostar	5.40%	5.10%	43.70%	88%	100%
Airplan	0.83%	0.70%	0.83%	100%	100%

		Due to expire		1 to 90		91 to 180		181 to 365		More than 365		Total estimate 12/31/2019
At December 31, 2019
Mexico’s accounts receivables			Ps.	1,012	Ps.	1,733	Ps.	126	Ps.	128,930
Mexico’s provision impairment										128,930	Ps.	128,930
Aerostar’s account receivables	Ps.	159,796		97,697		2,176		712		31,236
Aerostar’s provision impairment		1,599		3,611		544		499		31,236		37,489
Airplan’s accounts receivables				114,858		52,410		15,357		8,602
Airplan’s provision impairment				953		435		15,357		8,602		25,347
Total estimate											Ps.	191,766

		Due to expire		1 to 90		91 to 180		181 to 365		More than 365		Total estimate 12/31/2020
At December 31, 2020
Mexico’s accounts receivables	Ps.	474,854	Ps.	59,819	Ps.	14,292	Ps.	66,816	Ps.	129,056
Mexico’s provision impairment				784		2,744		66,816		129,056	Ps.	199,400
Aerostar’s account receivables		444,515		60,421		3,702		4,896		55,360
Aerostar’s provision impairment		23,984		3,084		1,619		4,284		55,360		88,331
Airplan’s accounts receivables				73,865		1,610		37,214		32,233
Airplan’s provision impairment				516		110		25,593		32,233		58,452
Total estimate											Ps.	346,183

The Group limits its exposure to credit risk of accounts receivable by establishing a maximum payment term of 30 days for clients. In the fiscal year ended December 31, 2020, the accounts receivable past due not impaired within the range from 1 to 90 days amounted to Ps.189,721 (Ps.209,003 in 2019). At December 31, 2020 the total balance of unimpaired past due accounts receivable past due within 1 to more than 365 days, at December 31, 2020, amounted to Ps.217,085 (Ps.264,682 in 2019).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Note 7 - Land, furniture and equipment - Net:

At December 31, 2019, and 2020 , the land furniture and equipment are made up as follows:

			Foreign
			currency				Disposals
	1/1/2019		translation		Additions		transfers		12/31/2019
Land	Ps.	302,323							Ps.	302,323
Furniture & equipment		83,466	Ps.	(270)	Ps.	27,424				110,620
Machinery & equipment		80,511		(3,869)		46,571	Ps.	(16,370)		106,843
Computer equipment		45,812		980		6,181				52,973
Transport equipment		22,064		(1,295)		9,549				30,318
Improvements to leased premises		60,640		5,040		4,615		(11,137)		59,158
Accumulated depreciation		(104,478)		1,643		(66,284)		27,507		(141,612)
		490,338		2,229		28,056				520,623
Equipment in transit		68,142		(377)				(67,765)
	Ps.	558,480	Ps.	1,852	Ps.	28,056	Ps.	(67,765)	Ps.	520,623

			Foreign
			currency				Disposals
	1/1/2020		translation		Additions		transfers	12/31/2020
Land	Ps.	302,323						Ps.	302,323
Furniture & equipment		110,620	Ps.	515	Ps.	5,927			117,062
Machinery & equipment		106,843		4,013		32,762			143,618
Computer equipment		52,973		931		17,667			71,571
Transport equipment		30,318		1,420		1,531			33,269
Improvements to leased premises		59,158		569		3,723			63,450
Accumulated depreciation		(141,612)		(401)		(84,895)			(226,908)
	Ps.	520,623	Ps.	7,047	Ps.	(23,285)		Ps.	504,385

The consolidated depreciation expense for 2018, 2019 and 2020 was Ps.44,298, Ps.66,284 and Ps.84,895, respectively. This includes the depreciation of Aerostar for Ps.40,410, Ps.54,524 and Ps.72,474 and the depreciation of Airplan for Ps. 1,066, Ps.1,506 and Ps.1,834 for the years ended December 31, 2018, 2019 and 2020, respectively, and which has been charged in aeronautical and non-aeronautical services costs, and administrative expenses. The depreciation expense for 2019 and 2020 for the right-of-use assets for consolidated leasing was Ps.6,653 and Ps. 6,689 in Mexico, there was no recognition of right-of-use assets for leasing in Aerostar and Airplan.

7.1)	Right-of-use assets of leasing assets

As of December 31, 2019 and 2020, right-of-use assets associated with property leases, amounted to Ps.14,774 and Ps.9,513, respectively, and the associated liability amounted to approximately Ps.20,422, and Ps.17,260 respectively, which are not significant.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Lease liabilities are measured at the present value of remaining lease payments, discounted at the interest rate of the lessee. The weighted average interest rates of the lessee applied to lease liabilities at January 1, 2019 were 9.04% and 9.2% for the new contracts of the year during 2020.

The Company has executed a contract for the lease of corporate offices and commercial vehicles which were recognized as right-of-use assets and are incorporated into Land, furniture and equipment, Net. The general terms of the lease contracts are shown below:

Corporate offices in Mexico:

Separate contracts govern our corporate offices in Mexico. These contracts include the following terms and conditions: i) 5-year term; ii) monthly lease payments of USD23,549 (Ps.469 thousand approximately); iii) a security deposit equivalent to 2-months’ rent; iv) the monthly base rent will be increased annually after the first year of the contract, in line with the increase in the U.S. Consumer Price Index; and v) in the event of nonpayment of principal, default interest will accrue at the most recent interest rate in U.S. dollars published by the Wall Street Journal, the prime rate plus ten basis points.

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

The lease agreements and service contracts for which lease assets were identified in accordance with IFRS 16 were not significant for the Company. See Note 17.1.

Note 8 - Intangible assets, airport concessions and goodwill - Net:

The movements of intangible assets of airport concessions in the periods presented in the consolidated financial statements are as follows:

				Foreign
				currency
	1/1/2019			translation	Additions (*)		Transfers		12/31/2019
Concessions (Regulated Activity)	Ps.	49,961,253	Ps.	(961,446)	Ps.	591,315	Ps.	995,514	Ps.	50,586,636
Contracts assets		671,496				1,236,196		(929,632)		978,060
Contractor advance						762,578		(65,882)		696,696
Licences and ODC		249,671				30,126				279,797
Commercial Right’s
(Unregulated Activity)		6,531,631		(381,902)						6,149,729
Goodwill		2,567,365								2,567,365
Accumulated amortization		(10,395,094)		33,462		(1,770,613)				(12,132,245)
	Ps.	49,586,322	Ps.	(1,309,886)	Ps.	849,602			Ps.	49,126,038

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

			Foreign
			currency
	1/1/2020		translation		Additions (**)		Transfers		12/31/2020
Concessions (Regulated Activity)	Ps.	50,586,636	Ps.	1,059,370	Ps.	107,144	Ps.	932,376	Ps.	52,685,526
Contracts assets		978,060		1,295		3,036,386		(311,676)		3,704,065
Contractor advance		696,696				355,809		(620,700)		431,805
Licences and ODC		279,797				84,930				364,727
Commercial Right’s
(Unregulated Activity)		6,149,729		340,507						6,490,236
Goodwill		2,567,365								2,567,365
Accumulated amortization		(12,132,245)		(79,297)		(1,849,871)				(14,061,413)
	Ps.	49,126,038	Ps.	1,321,875	Ps.	1,734,398			Ps.	52,182,311

(*)	The most significant additions made in 2019 are a) beginning of the first stage of extension of the Mérida Airport terminal; expansion of runways and taxiways in Huatulco Airport; land for the expansion works of terminal four of the Cancún Airport, and b) last stage of the construction of the building of the cargo terminal of the Rionegro Airport and completion of the construction of the modules connecting the terminal building with the parking lot at Rionegro Airport.

(**)	The most significant additions made in 2020 are a) the expansion of the terminal building, commercial platform, runways, taxiways, and roads at the Mérida Airport; b) the commencement of works for the expansion of Terminal 3 and 4 and the expansion of runways, taxiways, platform and roads at Cancún Airport and c) installation of a new system to screen checked baggage in an expanded section of the airport, expansion of the platform commercial runways and taxiways at Huatulco Airport.

The consolidated expense for amortization of intangibles related to concessions were Ps.1,694,252, Ps.1,750,239 and Ps.1,820,239 in 2018, 2019 and 2020 and has been charged to the cost of aeronautical and non-aeronautical services, this amount includes the amortization of commercial rights of Ps.179,199 Ps.172,020 and Ps.181,545 for 2018, 2019 and 2020 respectively, recognized by the valuation of its investment in accordance with IFRS 3 “Business combinations”, and the amortization of the intangible assets of Airplan for Ps.100,479, Ps.96,455 and Ps.101,795 for 2018,2019 and 2020, respectively.

The amortization expense of the Mexican concession by Ps.656,428 in 2018, Ps.664,267 in 2019 and Ps.686,460 in 2020 has been charged to the cost of the aeronautical and non-aeronautical services.

The amortization expense of the Aerostar concessions by Ps.406,261 in 2018, Ps.433,328 in 2019 and Ps.492,505 in 2020 has been charged to the cost of aeronautical and non-aeronautical services.

The amortization expense of the Airplan concessions by Ps.351,885 in 2018, Ps.384,169 in 2019 and Ps.357,934 in 2020 has been charged to the cost of aeronautical and non-aeronautical services.

The expense for amortizing licenses and ODC by Ps.22,191 in 2018, Ps.20,374 in 2019 and Ps.29,632 in 2020 has been charged to administrative expenses.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

8.1)	Impairment testing of goodwill

The Company reviews the performance of business in the countries where its subsidiaries operate, considering three CGUs per country of operation.

Airport operations were affected in 2020 due to COVID-19, which led to a decrease in passenger traffic. This situation led to the closure of terminals at Airplan-operated aiports from the last week of March, 2020 until the third week of September, 2020. In the case of Mexico, Terminals 2 and 3 at Cancún International Airport were temporarily closed on April 11 and 18, 2020, respectively, and were reopened on July 14 and October 1, 2020 respectively. These events are indicators of impairment and the Company performed impairment testing, first on September 30, 2020 and subsequently on December 31, 2020, for each of the three CGUs identified by the Company. From the testing, no impairment in the intangible assets of the company including goodwill was recorded. For fiscal year 2020, the Company carried out impairment testing on all CGUs considering the entire value of intangible assets, airport concessions and goodwill for Ps.52,182,311.

Goodwill is assigned to the operating segments that are expected to benefit from the synergies of the business combination, regardless of whether other assets or liabilities of the acquired entities are assigned.

The following is a summary of the allocation of goodwill for each operating segment:

	December 31,
		2019		2020
Aerostar	Ps.	1,057,651	Ps.	1,057,651
Airplan		1,509,714		1,509,714
	Ps.	2,567,365	Ps.	2,567,365

Methodology:

Pursuant to IAS 36 methods applied to the 2020 calculation, Management determines the recoverable value by the fair value less costs of disposal. The Company used this method for all its CGUs. To determine the fair value less costs of disposal the discounted cash flow projections approved by management are used covering a period of 28 years for Mexico, 32 years for Aerostar and 12 years for Airplan, which correspond to the remaining years of the airport concessions. For fiscal year 2019, the Company determined the recoverable value of each CGU on the basis of the value in use for the annual impairment testing of goodwill.

In 2020, the Company changed its valuation technique used for estimating the recoverable amount, from the traditional approach that uses a single cash flow scenario, to the expected cash flow approach that uses several scenarios of probability-weighted cash flows. The change in the valuation technique is due to a significant degree of uncertainty in the estimate and a wider range of possible cash flows projections after the impact of COVID-19.

This approach uses several cash flow projections considering the assumed probabilities of different events and/or scenarios instead of a single cash flow scenario. Although there may be several scenarios and probabilities, the Company considered that the three scenarios detailed below (base, positive and negative) reflect a representative sample of possible outcomes.The calculations use cash flow projections that are based on financial budgets and business plans prepared by management and approved by the board of directors. Budgets and business plans are updated to reflect the latest developments as of the reporting date. Management’s expectations reflect performance to date and are based on its experience in times of recession and are consistent with the assumptions that a market participant would make. The calculations are supported by studies carried out by independent third parties specialized in the aeronautical industry in conjunction with studies published by the International Civil Aviation Organization (ICAO). These studies contemplate the economic impacts of COVID-19 and present different recovery curve scenarios for each CGU.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Due to the specific circumstances of each market in which the Company operates, the following scenarios were considered appropriate:

Positive - To construct a positive scenario of each CGU, a significant smooth recovery of passenger traffic was considered, that is, management increased within these scenarios a percentage applied to passenger traffic in each of the remaining years of each concession: in the case of Airplan and Aerostar it was 10% on the number of passengers of the base scenario, while 5% was considered in the CGU of Mexico owing to different qualitative factors as vaccination plans developed over time, as well as repressed passenger demand. In addition, these percentages allocated to each CGU reflect in each of them a positive recovery aligned with optimistic recovery forecast by ICAO. Consequently, under this scenario, management expects a recovery of passengers and profits in a shorter period of years.

Base - To construct the base scenario of each CGU, current effects on the industry impacting each CGU were considered as well as the recovery and growth obtained from the studies performed by management through specialized third parties of the industry.

Negative - To construct the negative scenario for each CGU, a slower recovery in passenger traffic was considered, that is, management reduced the base scenario by a percentage applied to passenger traffic in each of the remaining years of the concession. For Airplan and Aerostar, it was -10%, while for the CGU of Mexico it amounted to -5%, owing to different qualitative factors, such as existing or new restrictions to travel, late vaccination processes against COVID-19. In addition, these percentages allocated to each CGU reflect in each of them a slower recovery that is aligned with pessimistic recovery forecast by ICAO. Consequently, within this scenario management expects a recovery of passengers and profits over a longer period of years.

The expected probability-weighted cash flow determined by the Company resulted from allocating a probability to the 3 above-mentioned scenarios. The Company estimated a 25% weighing to the negative scenario, 65% to the base scenario and 10% to the positive scenario. No impairment was recorded in any of the CGUs under any of these 3 scenarios or under that of expected probability-weighted cash flows.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

The assumptions used to estimate the recoverable amount are consistent with assumptions made by a market participant. For each CGU, the key assumptions for the base scenario were the following during 2019 and 2020:

	2019
	Airplan	Aerostar
Discount rate	9.66%	9.60%
Operating costs and expenses annual average	5.25%	4.45%
Departing passenger growth rate	6.70%	2.50%

	2020
	Mexico	Airplan	Aerostar
Discount rate	12.20%	6.92%	9.54%
Operating costs and expenses annual average	3.00%	3.00%	3.00%
Passenger growth rate
in the recovery period of each CGU	34.80%	52.16%	19.37%
Recovery period(years)	5	3	5
Average growth rate of passengers in the period
after the recovery of passengers for each CGU	2.30%	4.90%	1.70%
Hierarchy level of the fair value of the recoverable of the CGU	3	3	3

Management has determined the values assigned to each of the above key assumptions as follows:

2019

Assumption	Approach used to determine values
Discount rates	It reflects specific risks relating to industry market rates and countries where they operate.

Annual average growth of revenue, as well as operating costs and expenses.	Weighted average growth rate during the concession period, which is based on the historical and projected inflation trends.

Growth rate for departing passengers	Weighted average growth rate of departing passengers during the concession period aligned with financial and operating growth.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

2020

Assumption	Approach used to determine values
Discount rates	The after-tax discount rates were used from information of listed companies of the industry where each CGU operates.

Growth rate for operating costs and expenses.	Growth rate during the concession period, which is based on the latest period and projected inflation trends.

Growth rate of passengers (during the recovery period of each CGU).	Weighted average growth rate of departing passengers during the recovery period aligned with industry growth.

Growth rate of departing passengers (after the recovery period of each CGU).	Weighted average growth rate of departing passengers during the concession period aligned with operating and financial growth under a recovered economic environment in terms of passenger traffic.

Below is the sensitivity of the discount rates applied to projections of each CGU subject to annual impairment testing for fiscal year 2019.

CGU Aerostar:

If the discount rate applied to the cash flow projections of this CGU had been + 1% or -1% (instead of 9.60%), management’s estimate would have had the following effects, an excess of the flows of cash against the carrying amount of Ps.3,937,096 and Ps.9,876,930, respectively.

CGU Airplan:

If the discount rate applied to the cash flow projections of this CGU had been + 1% or -1% (instead of 9.66%), Management’s estimate would have had the following effects, an excess of the flows of cash against the carrying amount of Ps.615,993 and Ps.1,102,280, respectively.

For the year 2020, sensitivity analyses were applied to projections of each CGU as shown below.

Taking the base scenario and applying a sensitivity analysis to the discount rate by +1% or -1% in each CGU, cash flow projections would have generated an effect of an excess of Ps.8,375,900 and Ps.18,213,261, respectively in Mexico, $563,239 and Ps.4,995,314 in Aerostar, respectively, and Ps.1,273,721 and Ps.1,857,402 in Airplan, respectively. When making a sensitivity analysis on the discount rate of the expected probability-weighted cash flow, there are no significant variations compared with the base scenario.

Further, if the variables of the three scenarios remain constant, including the discount rate, and after the sensitivity analysis performed by the Company on the weighing allocated to each scenario, even considering the negative scenario at 100%, no impairment would be recorded in any of the CGUs.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

8.2)	Basic terms and conditions of the concessions

Mexico:

The basic terms and conditions of each concession are the following:

a.	The concession holder must undertake the construction, improvement and maintenance of the facilities in accordance with its Master Development Plan (MDP) and is required to update the plan every five years. See Note 15.b.

b.	The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable laws and regulations, and is subject to statutory oversight by the SCT. The concession holder shall pay a DUAC (currently 5% of the gross income of the concession holder, resulting from the use of public assets in accordance with the terms of the concessions) as required by the applicable law. DUAC is presented in the consolidated statement of income under “Cost of aeronautical services”. See Note 4.

c.	Fuel services and fuel supply are to be provided by the Mexican Airport and Auxiliary Services Agency, a Decentralized Public Entity.

d.	The concession holder must grant access to and the use of specific areas of the airport to government agencies to perform their activities inside the airports.

e.	The concession may be terminated if the concession holder fails to comply with certain of the obligations imposed by the concession as established in Article 27 or for the reasons specified in Article 26 of the Airport Law.

f.	Revenues resulting from the concession are regulated and subject to a review process. See Note 18.1.3.

g.	The terms and conditions of the regulations governing the operations of the Company may be modified by the SCT.

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

December 31, 2018, 2019 and 2020

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

The Agreement requires Aerostar to make a cash payment of USD2,500 per year for the first five years after the first five years, the authority establishes a payment of “Annual Authority Income Share”, consisting of 5 % of the gross revenues of the airport obtained by Aerostar from the sixth year to the thirtieth year. From year 31 to 40, this amount will increase to 10% of the airport’s gross revenues.

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

For purposes of the regulated revenue expected as defined in the concession contract, it must be taken into consideration that the expected regulated revenue will increase once each of the complementary works (mandatory or voluntary) is delivered to the grantor.

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

December 31, 2018, 2019 and 2020

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Note 9 - Accounts payable and accrued expenses:

At December 31, 2019 and 2020, the balances are as follows:

	December 31,
	2019		2020
Suppliers	Ps.	245,100	Ps.	353,885
Taxes payable		175,573		57,174
Use rights of assets under concession		269,916		5,070
Accounts payable to related parties (Note 14.1)		97,312		53,256
Lease payable (Note 7.1)		20,422		17,236
Salaries payable		149,452		128,105
Sundry creditors for services provided		803,746		640,068
Accounts payable to contractors		37,809		343,610
Total	Ps.	1,799,330	Ps.	1,598,404

Since these accounts mature at a term of under one year, their fair value is considered to approximate their book value.

Note 10 - Bank loans:

At December 31, 2019, the Company has used the total amount of these credits as shown below:

	Credit line balance						Commissions
	in foreign currency		Credit line		Principal		and interests			Term
Bank	at 12/31/2019		used in pesos		amortization		- Net		Short		Long		Fair value (*)
Santander, S. A.			Ps.	2,000,000			Ps.	(7,933)			Ps.	1,992,067	Ps.	2,044,664
BBVA Bancomer, S. A.				2,000,000				401	Ps.	23,998		1,976,403		2,045,386
Total México			Ps.	4,000,000			Ps.	(7,532)	Ps.	23,998	Ps.	3,968,470	Ps.	4,090,050
Bancolombia, S. A.	COP	137,250,000	Ps.	1,041,415	Ps.	(51,834)	Ps.	6,474	Ps.	73,067	Ps.	922,987	Ps.	894,131
Corpbanca Colombia, S. A.		93,330,000		708,472		(35,247)		5,503		49,657		629,071		608,009
Banco Davivienda, S. A.		82,349,995		624,983		(31,101)		4,332		43,799		554,416		536,479
Banco de Bogotá, S. A.		33,854,211		256,744		(12,786)		1,106		18,014		227,049		220,552
Banco de Occidente, S. A.		33,854,228		256,742		(12,786)		1,098		18,014		227,040		220,552
Banco Popular, S. A.		7,319,029		55,309		(2,765)		(348)		4,023		48,174		47,687
Banco AV Villas, S. A.		7,320,000		55,566		(2,764)		432		3,895		49,339		47,687
Servicios Financieros, S. A.		7,320,000		55,315		(2,764)		(612)		3,768		48,171		47,687
Total Airplan	COP	402,597,463	Ps.	3,054,546	Ps.	(152,047)	Ps.	17,985	Ps.	214,237	Ps.	2,706,247	Ps.	2,622,784
			Ps.	7,054,546	Ps.	(152,047)	Ps.	10,453	Ps.	238,235	Ps.	6,674,717	Ps.	6,712,834

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

At December 31, 2020, the Company has used the total amount of these credit lines as shown below:

	Credit line balance						Commissions
	in foreign currency		Credit line		Principal		and interests		Term
Bank	at 12/31/2020		used in pesos		amortization		- Net		Short		Long		Fair value (*)
Santander, S. A.			Ps.	2,000,000			Ps.	(5,133)			Ps.	1,994,867	Ps.	1,989,862
BBVA Bancomer, S. A.				1,980,000	Ps.	(20,000)		16,343	Ps.	322,209		1,654,134		1,957,415
Total México			Ps.	3,980,000	Ps.	(20,000)	Ps.	11,210	Ps.	322,209	Ps.	3,649,001	Ps.	3,947,277
Banco Popular de Puerto Rico	USD	10,000	Ps.	199,087			Ps.	15	Ps.	199,102			Ps.	199,188
Bancolombia, S. A.	COP	125,250,000		984,985		(69,959)		9,410		81,758		842,678		752,072
Corpbanca Colombia, S. A.		85,170,000		670,111		(47,572)		7,511		55,565		574,485		511,409
Banco Davivienda, S. A.		75,149,985		591,130		(41,975)		6,098		49,012		506,241		451,243
Banco de Bogotá, S. A.		30,894,211		242,820		(17,256)		1,893		20,227		207,230		185,511
Banco de Occidente, S. A.		30,894,228		242,818		(17,256)		1,758		20,100		207,220		185,511
Banco Popular, S. A.		6,679,029		52,292		(3,731)		(213)		4,475		43,873		40,110
Banco AV Villas, S. A.		6,680,000		52,558		(3,731)		589		4,358		45,058		40,110
Servicios Financieros, S. A.		6,680,000		52,297		(3,731)		(467)		4,230		43,869		40,110
Bancolombia, S. A.		8,128,400		67,697		(20,309)		91		47,479				47,957
Total Airplan	COP	375,525,853	Ps.	2,956,708	Ps.	(225,520)	Ps.	26,670	Ps.	287,204	Ps.	2,470,654	Ps.	2,254,033
			Ps.	7,135,795	Ps.	(245,520)	Ps.	37,895	Ps.	808,515	Ps.	6,119,655	Ps.	6,400,498

(*)	The following variables were used to determine the fair values of the loans at December 31, 2019 and 2020.

As a result of the business combination in Airplan on October 19, 2017, a fair value of the syndicated loan, valued at its amortized cost, was determined, increasing its value by Ps.605,382. The debt contracted in the original currency (the Colombian peso) plus this adjustment to fair value will result in COP535,125,402 (Ps.3,408,442).

Mexico:

2019:

-	TIIE28 Discount Rate as of December 31, 2019.

-	Probability of default of ASUR as of December 31, 2019.

-	Default Swaps (CDS) of Mexico as of December 31, 2019.

2020:

-	TIIE28 Discount Rate as of December 31, 2020.
-	Probability of default of ASUR as of December 31, 2020.
-	Default Swaps (CDS) of Mexico as of December 31, 2020.

Airplan:

2019:

-	Reference Discount Rate in Colombia as of December 31, 2019.
-	Probability of default of ASUR as of December 31, 2019.
-	Credit Default Swaps (CDS) of Colombia as of December 31, 2019.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

2020:

-	Reference Discount Rate in Colombia as of December 31, 2020.
-	Probability of default of ASUR as of December 31, 2020.
-	Credit Default Swaps (CDS) of Colombia as of December 31, 2020.

Aerostar:

2020:

-	Yield to Maturity through the BB-rating curve by industrial sector at December 31, 2020.

Level 2 of fair value hierarchy at December 31, 2019 and 2020, respectively.

Methodology:

The following methodology was used to determine fair value in the terms of IFRS 13: The valuation technique used, which is recognized in the financial environment, was estimated future cash flows discounted at their present value using market information available at the valuation date.

Mexico:

In October 2017, the Company acquired a new loan with BBVA Bancomer of Ps.2,000,000, with a term of seven years, which will be amortized in nine semiannual payments from October 2020 to October 2024 at the TIIE rate of 28 days plus 1.25 points. On that same date, the Company acquired a loan with Banco Santander of Ps.2,000,000. The loan has a term of five years, maturing on October 27, 2022 at the TIIE rate of 28 days plus 1.25 points.

In terms of the credits in pesos granted by BBVA Bancomer, the Company is obliged to maintain a consolidated leverage level not exceeding 3.5x calculated as a total financial debt between the (operating profit calculated before taxes, interest expenses, plus depreciation plus amortization at consolidated level) EBITDA for the twelve months prior to the end of each quarter and a minimum interest coverage of 3.0x, calculated as EBITDA between the financial expenses associated with the total financial debt for the 12 months before the end of each quarter. During 2020 the Company fulfilled these financial obligations, on each quarterly measurement date. At December 31, 2020, the Consolidated Leverage Ratio calculated under the contract was 2.7x, which does not exceed the 3.5x established. In turn, the Debt Coverage Ratio at December 31, 2020 was 5.2x covering the minimum required of 3.0x as stated in the contract.

In terms of the credit in pesos granted by Santander, the Company is obliged to maintain a leverage level on the last day of each fiscal quarter of no more than 3.5x and a minimum interest coverage ratio of 3.0x, both reasons calculated by the 12 months before each quarter. The calculation for the Leverage Ratio and Interest Coverage Ratio will be performed considering the Company’s share in the income/loss of its subsidiaries and other companies in which it holds interest. During the year the Company fulfilled these financial obligations, on each quarterly measurement date. At December 31, 2020, the Leverage Ratio calculated under the contract was 2.4x, which does not exceed the 3.5x set. In turn, the Debt Coverage Ratio at December 31, 2010 was 5.8x covering the minimum required of 3.0x as stated in the contract.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

The Company must refrain from creating, incurring, assuming or generating the existence of any lien on its assets, assets and rights, as well as refraining from assuming obligations of third-party accounts, becoming jointly bound or granting a type of personal real guarantee or fiduciary to guarantee its own or third party obligations that are relevant or may have a significant adverse effect on the payment of the credit. During the year the Company fulfilled these financial obligations.

On June 29, 2020, the Company entered into a line of credit with BBVA Bancomer for Ps.1,500,000, for a term of eighteen months counted as from that date, thus falling due on December 29, 2021. The loan is subject to 28-Day Interbank Equilibrium Interest Rate (28 Day TIIE) plus 1.5%. Funds arising from this line of credit may be used for general corporate purposes, expenses and commissions relating to the loan. As of December 31, 2020, the Company has not used the funds arising from the credit line.

Airplan:

On June 1, 2015, the Company incurred a new long-term syndicated loan of COP440,000,000 Colombian pesos (Ps.2,897,404) payable in 2027 with a three-year grace period for the payment of principal.

The participants of this syndicated loan are:

	Amount
Entity	(COP)
Bancolombia, S. A.	COP.	150,000,000
Corpbanca Colombia, S. A.		102,000,000
Banco Davivienda, S. A.		90,000,000
Banco de Bogotá, S. A.		37,000,000
Banco de Occidente, S. A.		37,000,000
Banco Popular, S. A.		8,000,000
Banco AV Villas, S. A.		8,000,000
Servicios Financieros, S. A.		8,000,000
	COP.	440,000,000

Financial obligations

Airplan is obligated throughout the term of the credit to comply with the following financial commitments:

Maintain long-term financial indebtedness limited to this syndicated loan operation: This consists of the sum of the balances payable by the debtor during the term of the syndicated loan, as a result of long- and short-term financial indebtedness, the amount of which may not exceed the sum of COP440,000,000 (Ps.2,897,404).

On September 11, 2020, the Company obtained a short-term loan from Bancolombia amounting to COP11,612,000 (Ps.67,041), for ten months at a DTF rate plus 1.7%, with monthly principal amortization and interest payment at an effective rate of 4.43%.

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

December 31, 2018, 2019 and 2020

Maintain the index of debt coverage: This refers to the indicator that the debtor must maintain during the entire term of the loan, defined as: EBITDA - Taxes / Debt service 2: 1.2.

Airplan failed to comply with its obligation related to the Debt Coverage Ratio at September 30 and December 31, 2020. Airplan, obtained from all participating banking institutions of the syndicated loan, in August 2020 a waiver for the breach of the obligation referring to the indicator of the debt coverage index covering the measurement date of September 30, December 31, 2020 and until the measurement date of the first quarter March 31, 2021. In accordance with Company’s projections, noncompliance with the obligation is expected for 2021. Therefore, as of the date of these Consolidated Financial Statements, the banking institutions involved in the syndicated loan exempted the Company from compliance with the Debt Coverage Ratio until the measurement date for the first quarter of 2022. These waivers do not represent expenses or penalties to the entity. With the waivers described above, the Company has coverage for a possible noncompliance and is exempted from any penalties or negative effect in case of noncompliance with the Debt Coverage Ratio until the measurement date of March 31, 2022.

Aerostar

On April 1, 2020, the Company drew down its revolving credit line with Banco Popular de Puerto Rico, approved as of December 18, 2015, for USD10,000 (approximately Ps.239,200) and, through an amendment dated October 22, 2018 the Company received an extension for a maximum term of three years falling due on December 18, 2021, at a Prime or Fed Funds Rate less 0.50%, and whose prepayment can be made at any moment. The resources of this credit line can be used for working capital purposes and for investment projects.

During the term of the loan, Aerostar is financially obliged to keep a Debt Coverage Ratio higher than 1.0x on the measurement date of each quarterly closing. At December 31, 2020, the Debt Coverage Ratio was 3.1x.

On December 30, 2020, Aerostar obtained an unsecured revolving credit line with Banco Popular de Puerto Rico for USD20,000 (approximately Ps.399,010), for a term of three years and the possibility of making prepayments at any moment during the term of the contract, with interest at Prime rate plus 0.50%. The Company will pay 0.15% for unused credit line, which will be calculated on the average amount of unused principal during the year. To date, the Company has not used the credit line.

Note 11 - Long-term debt:

As a result of including Aerostar in the consolidation, as from May 31, 2017, the following long-term debt is recorded.

To finance a portion of the agreement payment to the Puerto Rico Authority, and certain other costs and expenditures associated with it, Aerostar entered into a Note Purchase Agreement in March 22, 2013 where Aerostar authorized the issue of subordinated bonds and sale of an aggregate principal of Ps.4,471,000 (USD350,000) of its 5.75% senior secured notes due on March 22, 2035 in accordance with the following conditions:

Performance	2.39%
Spread credit (bps)	+336
Coupon	5.75%

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

On June 24, 2015, Aerostar signed an agreement for private placement of bonds in the amount of Ps.737,000 (USD50,000), maturing on March 22, 2035, based on the following conditions:

Performance	6.75%

At December 31, 2019 the integration of the debt is shown as follows:

	Credit line
	used in
	thousand	Interest	Credit line		Interest		Term
	USD	in USD	in pesos		in pesos		Short		Long		Fair value
Loan	$400,000	$10,152	Ps.	6,843,134	Ps.	(43,193)	Ps.	311,372	Ps.	6,488,569	Ps.	7,082,022

At December 31, 2020 the integration of the debt is shown as follows:

	Credit line
	used in
	thousand	Interest	Credit line		Interest		Term
	USD	in USD	in pesos		in pesos		Short		Long		Fair value
Loan	$400,000	$10,577	Ps.	7,011,281	Ps.	(39,105)	Ps.	330,235	Ps.	6,641,941	Ps.	7,697,476

Inputs:

2019:

Corporate risk through Yield to Maturity of comparable bonds of the “Transportations and Logistics” sector.

Level 2 of fair value hierarchy

2020:

Corporate risk through Yield to Maturity of comparable bonds of the “Transportations and Logistics” sector at December 31, 2020.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Note 12 - Stockholders’ equity:

At December 31, 2019 and 2020, the minimum fixed capital with no withdrawal rights is of Ps.1,000 and the variable portion is of Ps.7,766,276, (nominal figure) comprised of 300,000,000 common, nominative Class I shares no par value, wholly subscribed and paid in. The variable portion of capital stock is comprised of Class II common, nominative shares. At December 31, 2019 and 2020 no Class II shares have been issued. Both classes of shares will have the characteristics determined at the Shareholders’ meeting where issuance is approved and they are integrated as shown as follows:

	Total shares		Capital stock as of December 31,
Description	2019	2020	2019		2020
“B” Series	277,050,000	277,050,000	Ps.	7,173,079	Ps.	7,173,079
“BB” Series	22,950,000	22,950,000		594,197		594,197
Total	300,000,000	300,000,000	Ps.	7,767,276	Ps.	7,767,276

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

Reserve for acquisition of shares

The reserve for acquisition of shares represents the reservation authorized by the stockholders for the Company to purchase its own shares subject to certain criteria set forth in the bylaws and the Securities Market Law. At December 31, 2019 and 2020, the reserve for repurchase of shares totals Ps.11,554,572.

Dividends

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

At the Ordinary General Stockholders’ Meeting held on April 23, 2020, the Company’s Stockholders agreed to delegate the power to decree and pay an ordinary dividend for Ps.2,463,000 (nominal) to the Administrative Board, which will not accrue Income Tax as they arise from the CUFIN (Net Tax Income Account). In case of approval, the dividend would be paid in accordance with the decree of the Board as from May 11, 2021. At December 31, 2020 and at the date of these Financial Statements, the Board of Directors has neither decreed nor paid these dividends.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Dividends are tax free if paid from the CUFIN. Dividends paid in excess of the CUFIN balances are subject to tax equivalent to 42.86%. Tax due is payable by the Company and may be credited against income tax for the year or income tax for the two immediately following fiscal years. Dividends paid from previously taxed earnings are not subject to tax withholding or payment. Dividends paid that come from profits previously taxed by the ISR will not be subject to any withholding or additional tax payment. The Income Tax Law (LISR or ITL) establishes the obligation to maintain the CUFIN with the profits generated until December 31, 2013 and start another CUFIN with the profits generated as of January 1, 2014. At December 31, 2019 and 2020, the companies CUFIN lump sum is Ps.12,900,414 and Ps.14,759,918, respectively, whereas the combined contribution capital account amounts Ps.42,825,290 and Ps.45,258,134, respectively.

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

Note 13 - Income tax incurred and deferred:

The Company does not consolidate its results for tax purposes.

a.	Income Tax (IT)

Mexico:

In 2018, 2019 and 2020, the Company determined tax profits in its subsidiaries in the amounts of Ps.5,984,043, Ps.6,119,361 and Ps.2,163,740, respectively. In 2018, 2019 and 2020, the tax profits were partially offset with the amortization of tax losses in the amounts of Ps.41,977, Ps.36,613 and Ps.3,196, respectively.

The subsidiaries that at December 31, 2018, 2019 and 2020, have not assessed IT due to the tax loss carryforwards, are Cozumel, Minatitlán and Tapachula.

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

December 31, 2018, 2019 and 2020

The Company has performed the evaluation of the Preferential Tax Regimes and has determined that this year it is not applicable because it does carry out a business activity, in the case of the investment in the airport of Puerto Rico, and that passive income does not represent more than 20% of its total income.

Aerostar:

The Company determined tax profit for Ps.42,770 and tax loss for Ps.660,4040 in 2019 and 2020 respectively, derived from the agreement with the Department of the Treasury of Puerto Rico in which its operations are subject to income taxes of Puerto Rico of 10% under the provisions of

Section 12 (a) of the Public Private Partnership Law (Law) enacted in June 2009. Derived from the analysis carried out by the Administration, it is considered that there are no impacts due to changes in the legislation of the United States of America made since the 2019 fiscal year.

Airplan:

The Company determined taxable income (liquid income) in accordance with the tax law of Colombia for the fiscal year, 2019 and 2020 of Ps.325,349 and Ps.9,133, respectively.

The Company is subject to income taxes in Colombia of 33% in 2018, 2019 and 32% in 2020 and plus a 6% surcharge on liquid income less COP800,000 in 2018. The company determined an income tax of Ps.31,298 in 2018, Ps.107,365 in 2019 and Ps.2,916 in 2020, respectively.

According to Article 188, for income tax purposes, it is assumed that the taxpayer’s net income is not less than 3.5% of his net worth, on the last day of the immediately preceding taxable year. The percentage of presumptive income referred to in this article will be reduced to 0.5% in taxable year 2020; and reduced to 0%, as of taxable year 2021.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

The IT provision at December 31, 2018, 2019 and 2020 is as follows:

	December 31,
	2018		2019		2020
Mexico:
Current IT	Ps.	1,766,083	Ps.	1,864,384	Ps.	631,471
Deferred IT		13,116		57,023		117,924
IT provision Mexico	Ps.	1,779,199	Ps.	1,921,407	Ps.	749,395
Aerostar:
Current Income Tax				433		(16)
Deferred Income Tax		33,879		38,146		42,546
IT provision Aerostar	Ps.	33,879	Ps.	38,579	Ps.	42,530
Airplan:
Current IT		(20,098)		110,910		2,916
Deferred IT		2,981		(92,794)		(65,686)
IT provision Airplan	Ps.	(17,117)	Ps.	18,116	Ps.	(62,770)
Total IT provision	Ps.	1,795,961	Ps.	1,978,102	Ps.	729,155

The reconciliation between the statutory and effective IT rates is shown as follows:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

	December 31,
	2018		2019		2020
Consolidated income before provision for
IT	Ps.	6,916,699	Ps.	7,661,741	Ps.	2,855,692
Plus (less):
Net (loss) income before taxes of Airplan
and Aerostar		(297,179)		(843,352)		(65,672)
Net (loss) income before taxes of
subsidiaries in Mexico not subject to IT		(89,685)		(100,793)		4,337
Income before provisions for income taxes		6,529,835		6,717,596		2,794,357
Statutory IT rate		30%		30%		30%
IT that would result from applying the IT rate
to book profit before income taxes		1,958,951		2,015,279		838,307
Non-deductible items and other permanent
differences		15,126		11,941		10,496
Annual adjustment for tax inflation		12,101		(12,783)		(18,958)
Accounting disconnect inflation		(189,237)		(93,030)		(80,450)
Effect by difference in rate of IT Aerostar		33,879		38,579		42,530
Effect by difference in rate of IT Airplan		(17,117)		18,116		(62,770)
Other non-taxable earnings		(17,742)
IT provision	Ps.	1,795,961	Ps.	1,978,102	Ps.	729,155
Effective IT rate		28%		29%		26%

Following are the principal temporary differences with respect to deferred tax:

	Period ended on December 31,
	2019		2020
Deferred income tax asset:
Temporary liabilities	Ps.	48,079	Ps.	31,019
Fair value of long-term debt		175,137		162,574
Allowance for doubtful accounts		34,296		66,609
		257,512		260,202
Deferred income tax payable:
Fixed and intangible assets (*)		(2,974,108)		(3,198,632)
Temporary assets		(287,172)		(226,106)
Amortization of expenses		(816)		(609)
		(3,262,096)		(3,425,347)
Deferred income tax liability - Net	Ps.	(3,004,584)	Ps.	(3,165,145)

(*)	Includes Ps.942,519 and Ps.1,032,799 from Aerostar from the periods 2019 and 2020, and Ps.695,212 and Ps. 647,571 from Airplan in 2019 and 2020.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

The net movements of the deferred tax asset and liability for the year are as follows:

	Impairment provision of loan portfolio		Concession Assets		Foreign Currency Conversion		Others		Total
Balances as of December 31, 2018	Ps.	(36,874)	Ps.	3,079,749	Ps.	60,008	Ps.	(21,215)	Ps.	3,081,668
Revaluation effect by conversion
Airplan and Aerostar						(102,370)		22,911		(79,459)
Consolidated income statement:
Airplan		2,467		(161,556)		(184)		66,479		(92,794)
Aerostar				38,414		(268)				38,146
México		111		60,315				(3,403)		57,023
		2,578		(62,827)		(452)		63,076		2,375
Balances as of December 31, 2019		(34,296)		3,016,922		(42,814)		64,772		3,004,584
IFRS 16 adoption adjustment
Conversion revaluation effect
Airplan and Aerostar						141,236		(75,456)		65,777
Consolidated income statement:
Airplan		(11,390)		(73,994)		(461)		20,159		(65,686)
Aerostar				43,767		(1,221)				42,546
México		(20,923)		115,197				23,650		117,924
		(32,313)		84,970		(1,682)		43,809		94,784
Balances as of December 31, 2020	Ps.	(66,609)	Ps.	3,101,892	Ps.	96,740	Ps.	33,125	Ps.	3,165,145

b.	Return of Asset Tax (AT) in accordance with the Law on Flat Rate Business Tax (Flat Tax Law or LIETU) in Mexico.

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

During fiscal years 2019 and 2020, the Company obtained the recovery of AT for Ps.21,121 and Ps.32,017 respectively, with recognition in the results as revenue.

In 2019, AT of Ps.932, was applied in the results for the period under income taxes in favor of some subsidiaries in which the tax will not be recoverable not in accordance with the procedure established in the Flat Tax Law, which establishes that the tax is recoverable gradually every year up to a maximum of 10% of the total AT paid in the 10 years prior to 2008.

Recoverable taxes

At December 31, 2019 and 2020, the tax credits are as of Ps.230,030 and Ps.631,999, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Aerostar Tax loss Carry forwards:

Aerostar had cumulative tax loss carry forwards whose right to be amortized against future taxable income expires as shown below:

Year of loss	Amount		Year of expiration

2012	Ps.	7,085	2022
2013		37,256	2023
2014		25,545	2024
2015		28,520	2025
2016		27,745	2026
2017		22,248	2027
2018		10,600	2028
2019		1,975	2029
2020		30,725	2030

Total	Ps.	191,699

Temporal differences not recognized

Temporary difference related to investments in subsidiaries for which no liabilities have been recognized for deferred income tax:

	December 31,
	2019		2020
Undistributed utilities	Ps.	3,424,951	Ps.	3,200,543
Tax rate		30%		30%
Deferred income tax liabilities unrecognized with the previous temporary differences	Ps.	1,027,485	Ps.	960,163

This tax could be subject to a more thorough revision, as well as the application of tax treaties existing in the countries of origin.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Note 14 - Balances and transactions with related parties:

14.1) Balances receivable and payable

At December 31, 2019 and 2020, respectively, the balances receivable from (payable to) related parties shown in the consolidated statement of financial position are comprised as follows:

	December 31,
	2019		2020
Accounts receivable:
Autobuses Golfo Pacífico, S. A. de C. V. (Shareholder/services)	Ps.	284	Ps.	197
	Ps.	284	Ps.	197
Accounts payable and accumulated expenses (Note 10):(*)
Inversiones y Técnicas Aeroportuarias, S. A. de C. V.
(Shareholder/technical assistance)	Ps.	(96,769)	Ps.	(53,257)
Autobuses de Oriente ADO, S. A. de C. V.
(Shareholder/technical assistance)				(127)
Lava Tap de Chiapas, S. A. de C. V.
(Key management personnel/services)		(543)		(411)
		(97,312)		(53,795)
Net	Ps.	$ (97,028)	Ps.	$ (53,598)

(*)	These are accounts with terms of less than one year under similar market conditions.

14.2) Transactions with related parties

At December 31, 2018, 2019 and 2020, the transactions shown in the next page were held with related parties, which were set at the same prices and conditions as those that would have been used in comparable operations by third parties.

	December 31,
	2018		2019		2020
Commercial income:
Autobuses de Oriente, S. A. de C. V.
(Stockholder)	Ps.	14,455	Ps.	14,349	Ps.	7,968
Autobuses Golfo Pacífico, S. A. de
C. V. (Stockholder)		7,014		7,290		4,862
Coordinados de México de Oriente,
S. A. de C. V. (Stockholder)		150		157		164
Expenses:
Stockholders:
Technical assistance (Note 15.4)	Ps.	(386,249)	Ps.	(404,086)	Ps.	(175,615)
Related parties:
Administrative services
Leasing	Ps.	(5,232)	Ps.	(5,340)	Ps.	(6,061)
Cleaning services		(10,854)		(11,544)		(11,848)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

14.3) Compensation of key personnel

Key personnel include directors, members of the Steering Committee, and Committees. In the years ended on December 31, 2018, 2019 and 2020, the Company granted the following benefits to the key management personnel, the Steering Committee and the different Company Committees:

	December 31,
	2018		2019		2020
Short term salaries and other benefits paid to key personnel (Note 18.17) (*)	Ps.	119,202	Ps.	109,747	Ps.	137,272
Fees paid to the Board of Directors and Committees		8,695		9,146		8,571

(*)	In 2018, 2019 and 2020, includes costs of Ps.53,268, Ps.41,411 and Ps. 66,083; and Ps.16,350, Ps.17,381 and Ps. 15,650, respectively for key personnel of directors of Aerostar and Airplan.

14.4) Technical assistance agreement

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

In accordance with the contract, the Company agreed to pay an annual compensation equivalent to the higher of a fixed amount or 5% of the consolidated income of the Company before deducting the compensation for technical assistance and before the comprehensive financial result, IT, depreciation and amortization, determined in accordance with financial reporting standards applicable in Mexico. Beginning in 2003, the minimum fixed amount is of USD2,000 (approximately Ps.37,700).

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

At December 31, 2018, 2019 and 2020, the expenses for technical assistance amounted to Ps.386,249, Ps.404,086 and Ps.175,615, respectively which are recorded in the consolidated comprehensive income statement within the aeronautical and non-aeronautical service cost line. ITA also has the right to refund the expenses incurred during the provision of the services specified in the agreement. The ITA series “BB” shares were put in a trust in order to ensure compliance with the technical assistance agreement, among other things.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Note 15 - Commitments and contingencies:

Commitments

a.	The Company began leasing office space on May 21, 2015, under an operating lease agreement. This agreement includes an available extension of 60 months. The monthly rent due is USD23.55 (Ps.469 approximately).

The total minimum future payments derived from the non-cancellable operating lease agreement that shall be covered in the future are as follows:

Up to one year	Ps.	5,626
Between one and three years		19,222
Total	Ps.	24,848

As of December 31, 2019 and 2020, the amortization per right-of-use assets within the aeronautical and non-aeronautical service cost in the statement of income, was approximately Ps.5,232 and Ps.6,304, respectively. (See Note 17.8.)

b.	On June 22, 2018, the Company received SCT approval for the MDP for the five-year period from 2019 to 2023 in which the Company committed to carry out improvements.

In September, 2020, the Federal Civil Aviation Agency approved the Company’s request for rescheduling (the deferral of) certain investments corresponding to 2020 for a total amount of Ps.2,292,355, to be fulfilled in 2021, due to contingencies due to COVID-19, which affected the conditions of the production and construction industry, interrupting the continuation of works and signing of new contracts that are indicated in the PMD 2019-2033.

At December 31, 2020, investment commitments for that MDP are as follows:

Period	Amount
2021	Ps.	5,460,586
2022		1,907,832
2023		892,356

	Ps.	8,260,774	(1)

(1)	Figures in thousand pesos adjusted at December 31, 2020 based on the Construction Price Index (IPCO) in the terms of the MDP.

c.	Pursuant to the terms for the purchase of the land in Huatulco that occurred in October 2008, the Company has the obligation to build 450 hotel rooms, for which purpose the Company will enter into agreements with third parties to develop the comprehensive tourism plan without a specific due date. At December 31, 2020, there is an indefinite extension to this commitment issued by the National Tourism Fund (FONATUR by its initials in Spanish).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

d.	As part of the Concession Agreement, Aerostar has committed to fund and complete certain capital and repair projects with respect to the LMM Airport Facilities. The Company has no time restrictions to complete these projects, except that they must be made at any time during the term of the lease. As these projects are carried out, repairs will be recorded as expenses incurred or capitalized and depreciated according to their nature; consistent with the Company’s accounting policies. Capital projects will be capitalized as part of an intangible concession improvement asset and will be amortized over their useful lives or the remaining life of the concession contract, whichever is less. Some commitments were excluded from the liability for initial obligations assumed due to factors of uncertainty, the variability of future costs and the extended period of time in which commitments can be fulfilled. As of December 31, 2019 and 2020, Aerostar fulfilled the agreed commitments.

e.	On September 20, 2017, Hurricane Maria made landfall on the island of Puerto Rico. Operations were suspended at the LMM Airport on the 19th and resumed in a limited manner on the 21st of the month. The damages to airport infrastructure have been evaluated by the Company to be approximately USD29.7 million approximately, of which most have been disbursed at the reporting date and which amount will be recorded in the cost of services as incurred. The infrastructure has material damage insurance. During the 2019 and 2020 fiscal years, insurance recovery was obtained for USD15.7 and USD7.3 million, approximately Ps.289,822 and Ps.158,906 thousand, respectively, which are recognized in the comprehensive statement of income as the certification is obtained that the funds were used for the defined purposes and the indicated works. During 2019 and 2020, Ps.204,719 and Ps.158,881 were recognized as other income. As of December 31, 2020, there is no balance for insurance recovery. (See note 5.1.)

f.	Under the Plan for the Refurbishment and Modernization of the Airplan Concession Contract, the concessionaire is currently committed to delivering the work known as “Plataforma, Calle de Conexión y Bodegas del Terminal de Carga del Aeropuerto José María Córdova de Rionegro” (Platform, Connection Road and Cargo Terminal Warehouse at the José María Córdova Airport in Rionegro), which as agreed by the parties in Amendment No. 18 of the Concession Contract, should have been delivered on December 15, 2018. A time extension was therefore requested for delivery of that work, which was granted via an amendment to the Concession Contract under Amendment No. 23 which extends the term for delivery of that work by 18 months as from December 15, 2018. As of December 31, 2020, the work was still under construction. The work has since been completed.

g.	As it concerns complementary works, in addition to those specified in the Airplan Concession Contract (via Amendment No. 8 dated 2014), a conclusion is still pending the construction of the modules connecting the terminal building with the parking lot and José María Córdova flight works pertaining to one of the connection modules known as Point B. Due to technical difficulties, an order for suspension was issued and a new design was determined. Via amendment No. 22 to the concession contract dated April 4, 2018, the term for those works was extended by 541 days from April 4, 2018. As of December 31, 2019, the project has been completed.

Contingencies

As of December 31, 2019 and 2020, the Company has confirmed that the results of its lawsuits cannot be accurately predicted as their due processes are currently ongoing and there are not enough elements to determine whether they could largely affect the Company’s financial position in the case of an adverse ruling.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

h.	The Company’s transactions are subject to Mexican federal and state laws as well as Puerto Rico and Colombian law due to its subsidiaries outside of Mexico.

i.	At the time that the Company was carrying out the competitive bidding process for the sale of shares of the Airport Groups, the SCT established and communicated that concessionaires could amortize for tax purposes the value of the concession up to 15% a year. In February 2012, the SCT estimated an amount due payable by Cancún in the amount of Ps.865 million pesos against the ruling in question, because it considered that the determination of the 15% amortization was not valid in 2006 and 2007. The Company disagreed with the decision and filed an appeal to overturn this determination. However, in order to adhere to the amnesty program set forth in Transitory Article Three of the new Income Law of 2013, the Company partially desisted from the appeal as it relates to the income tax obligation, but not in regards to the determination of the additional distribution related to employees’ statutory profit sharing, which the Company continues to appeal. The risk is that if a judge does not rule in favor of Cancún the amount payable would be Ps.116 million pesos.

j.	There are currently a number of labor suits in progress against the Company, mainly in relation to involuntary termination. Any sentences that might be handed down not favoring the interest of the Company do not represent significant amounts. The Company is in legal proceedings at the date of this report and a resolution has not been issued yet.

k.	On August 21, 2019, the Board of Commissioners of the COFECE (Federal Economic Competition Commission) notified Aeropuerto de Cancún, S. A. de C. V. of the resolution issued on July 25, 2019, which provides for the following: (I) administrative liability for having exercised the monopolistic practices described in article 56, section V of the Mexican Federal Economic Competition Law (“LFCE”) (refusal of access); (ii) the Company shall be imposed a fine of Ps.73 million. On the understanding that there is sufficient grounds for defense, the Company has contested the administrative sanction imposed by the COFECE by filing amparo proceedings. The Company considers that the amparo proceedings will not be resolved in a term lower than 2 years from the date of filing, and, therefore, it is under no obligation to pay the fine before the end of such proceedings.

l.	On March 17, 2014, the Port Authority of Puerto Rico filed a lawsuit against Aerostar and two fuel sellers at the LMM Airport claiming to be entitled to a fee charged to the fuel sellers of the airport and not to Aerostar. On November 7, 2018 the court ruled in favor of Aerostar in the sense that all revenues from the fuel sales fee are from Aerostar, but authorizes the Ports Authority to charge two cents of the fee per gallon charged to the fuel sellers. The parties appealed the determination and, on July 31, 2020, the Court of Appeals ruled in favor of Aerostar, determining, among other things, that Aerostar is the only entity entitled to collect and withhold the charge for each gallon of jet fuel. which is dispatched at the LMM airport. On August 31, 2020, the Ports Authority filed an appeal with the Supreme Court of Puerto Rico. As of the date of this report, the judicial process continues.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Note 16 - Basis for preparation:

The accompanying consolidated financial statements at December 31, 2019 and 2020 have been prepared in accordance with the IFRS and their Interpretations (IFRIC) as issued by the International Accounting Standard Board (IASB).

16.1) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis. Except for certain financial instruments measured at amortized cost or at their fair value as explained in the accounting policies described below.

The consolidated financial statements have been prepared under the going concern basis.

16.2) Use of estimates and judgments

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. The areas involving a higher degree of judgment or complexity, or the areas where assumptions and estimates are significant to the consolidated financial statements, are described in Note 19.

Critical estimates and assumptions are reviewed regularly. Adjustments to the accounting estimates are recognized in the period in which the estimate is reviewed and in any future period affected.

Note 17 - Summary of the main accounting policies:

In the following we point the main standards, interpretations or changes to existing standards in effect for the first time for the period beginning on January 1, 2020:

17.1) New standards and amendments

The Standards and amendments which became effective as from January 1, 2020, did not have a significant impact on the Company.

Forthcoming requirements:

On January 23, 2020, the following amendment to the standard was issued for which the Company expects to have no significant impacts:

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. They must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. In May 2020, the IASB issued an Exposure Draft proposing to defer the effective date of the amendments to January 1, 2023.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

There are no other standards that have not yet gone into effect that could be expected to significantly impact the Company in current or future reporting periods and in foreseeable future transactions.

The company applied the following standards and modifications, which did not have a significant impact, for the first time for the annual reporting period beginning on January 1, 2019:

•   IFRS 16 Leases

Tenant: As described in Note 7.1 to our consolidated financial statements, the impact on the Company as a lessee due to the adoption of IFRS 16 was not significant. See Note 17.8.2 to our consolidated financial statements for a detailed description of this policy.

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

•   IFRIC 23 Uncertainty over Income Tax Treatments

The interpretation explains how to record and measure current and deferred tax assets and liabilities when there is uncertainty concerning tax treatment. In particular, it explains:

-	how to determine the appropriate account unit and that each uncertain tax treatment should be considered either separately or jointly, depending on the perspective that best predicts the way in which the uncertainty will be resolved;

-	that the entity must assume that the tax authorities will be examining the uncertain tax treatment and will have full knowledge of all related information, such as ignoring the risk of detection.

-	that the entity must reflect the effect of the uncertainty in the accounting records for income tax when the tax authorities are unlikely to approve the treatment.

-	that the impact of the uncertainty should be measured using the most likely figure or the expected value method, whichever best predicts the way in which the uncertainty will be resolved.; and

-	that judgment and estimations must be freshly evaluated every time circumstances have changed or there is new information affecting resolutions.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

17.2) Consolidation and equity method

The consolidated subsidiaries of the Company, for which it has a shareholding as of December 31, 2019 and 2020, are shown as follows:

	Shareholding
	percentage (%)	Main activity
Aeropuerto de Cancún, S. A. de C. V.	100%	Airport services
Aeropuerto de Cozumel, S. A. de C. V.	100%	Airport services
Aeropuerto de Mérida, S. A. de C. V.	100%	Airport services
Aeropuerto de Huatulco, S. A. de C. V.	100%	Airport services
Aeropuerto de Oaxaca, S. A. de C. V.	100%	Airport services
Aeropuerto de Veracruz, S. A. de C. V.	100%	Airport services
Aeropuerto de Villahermosa, S. A. de C. V.	100%	Airport services
Aeropuerto de Tapachula, S. A. de C. V.	100%	Airport services
Aeropuerto de Minatitlán, S. A. de C. V.	100%	Airport services
Cancun Airport Services, S. A. de C. V. (*)	100%	Airport services
Aerostar Airport Holdings, LLC	60%	Airport services
Sociedad Operadora de Aeropuertos Centro Norte, S.A.	100%	Airport services
RH Asur, S. A. de C. V.	100%	Administrative services
Servicios Aeroportuarios del Sureste, S. A. de C. V.	100%	Administrative services
Asur FBO, S. A. de C. V. (*)	100%	Administrative services
Caribbean Logistics, S. A. de C. V. (*)	100%	Cargo services
Cargo RF, S. A. de C. V. (*)	100%	Cargo services

(*)	These subsidiaries sub-consolidate at the Cancún Airport.

Aerostar information

Aerostar records its financial information on accounting principles in United States (US GAAP) and in USD, a translation to Mexican pesos is performed and a reconciliation from US GAAP to IFRS is carried out. Aerostar reports its financial information in IFRS, for purposes of consolidating in the Company. The exchange rate used at 2019 and 2020 year end was Ps.18.86 and Ps.19.91 Mexican Pesos per Dollar, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Relevant information about Aerostar and its significant non-controlling interest

As of December 31, 2018, 2019 and 2020, the condensed financial information of Aerostar, where there is a significant non-controlling interest, is presented as follows:

	December, 31
	2018		2019		2020
Condensed statement of financial position
Cash and cash equivalents	Ps.	868,095	Ps.	698,466	Ps.	804,634
Restricted cash and cash equivalents		47,332		165,622		5,055
Other current assets		175,479		133,992		566,031
Total current assets		1,090,906		998,080		1,375,720
Financial liabilities:
Current liabilities		(640,785)		(672,943)		(606,433)
Working capital		450,121		325,137		769,287
Land, furniture and equipment		174,450		160,186		151,971
Intangible assets, airport concessions - Net		13,587,071		12,956,965		13,535,370
Other long term assets		544		16,759		32,578
Long term debt		(7,282,268)		(6,799,941)		(7,171,278)
Accounts payable to the Company		(1,152,805)		(372,798)		(104,065)
Other long term liabilities		(21,609)		(19,783)		(19,864)
Deferred income tax - Net		(330,999)		(371,984)		(448,829)
Shareholders’ equity	Ps.	5,424,505	Ps.	5,894,541	Ps.	6,745,170

	Year ended December, 31
	2018		2019		2020
Condensed statements of comprehensive income
Revenue	Ps.	3,025,267	Ps.	3,306,149	Ps.	2,902,238
Operating cost and expenses		(2,098,323)		(2,270,055)		(1,956,081)
Other income		134,637		204,074		158,906
Comprehensive financial cost - Net		(538,268)		(485,037)		(495,443)
Deferred income tax		(62,252)		(55,781)		(60,684)
Net (loss) income for the year		461,061		699,350		548,936
Foreign currency translation		(5,772)		(229,314)		(301,695)
Total comprehensive income	Ps.	455,289	Ps.	470,036	Ps.	247,241

Airplan information

Airplan records and reports its financial information in IFRS as adopted in Colombia and their corresponding IFRIC issued by the IASB and in Colombian pesos. For purposes of consolidating Airplan in the Company, a translations to Mexican pesos is performed. The exchange rate used at 2019 and 2020 year end was Ps.173.63 and Ps.171.53 Colombian Peso per Mexican Peso, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

a.	Subsidiaries

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

b.	Changes in the interests of subsidiaries without loss of control

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

c.	Disposal of subsidiaries

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

d.	Acquisition in stages

The additional acquisition in joint venture accounted under the equity method is considered a business combination conducted in stages, which means that the fair value of interest previously acquired was also revalued.

e.	Joint Agreements

Under IFRS 11 investments in joint arrangements are classified as either a joint operation or a joint venture depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

f.	Joint ventures

The participation in joint ventures is accounted for under the equity method, after being initially recognized at cost in the consolidated statement of financial position.

On February 20, 2020, Cancún Airport entered into a contractual agreement with Aviation Investments, LLC, to set up a joint venture through a separate legal entity called Airport Development Group, LLC, agreeing to a 50% stake each. Initial investment amounted to USD500 (approximately Ps.10,556). According to the agreement, decisions on the relevant activities of the entity require unanimous consent of both parties. The Company assessed the nature of the transaction and determined it was a joint venture. Joint ventures are recognized through the equity method.

g.	Equity method

Under the equity method, investments are initially recognized at cost and are subsequently adjusted to recognize equity in post-acquisition results, as well as movements in other comprehensive income. Dividends received or receivable from joint ventures are recognized as a reduction in the amount of the investment.

When the Company’s share in the losses of a joint venture equals or exceeds its share in the joint venture (which includes any long-term interest that is in substance part of the Company’s net investment in the joint venture), the Company does not recognize additional losses, unless it has incurred obligations or made payments on behalf of or on behalf of the joint venture.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Unrealized income on transactions between Group Companies and their joint ventures are eliminated up to the amount of the Group’s interest in the joint venture. Unrealized losses are also eliminated unless the transaction provides some evidence of impairment of the transferred asset. The accounting policies of the investments accounted for under the equity method have changed when necessary to ensure consistency with the policies adopted by the Company.

17.3)	Translation of foreign currencies

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

17.3.1)	Consolidation of subsidiaries with a functional currency different from the reporting currency

The results and financial position of Aerostar and Airplan (none of which handle a currency that corresponds to a hyperinflationary economy) expressed in a functional currency other than the reporting currency are converted to the reporting currency as follows:

i.	The assets and liabilities recognized in the consolidated statement of financial position are translated at the exchange rate on the balance sheet date.

ii.	The stockholders’ equity in the consolidated statement of financial position is translated using the historical exchange rates.

iii.	Income and expenses recognized in the consolidated statement of income are translated at the average exchange rate for each year (unless that average is not a reasonable approximation of the effect of translating the results derived from the exchange rates prevailing at transaction dates, in which case the Company uses the respective rates).

iv.	The resulting exchange differences are recognized within OCI.

Goodwill and fair value adjustments that arise on the date of acquisition of a foreign operation to measure them at fair value are recognized as assets and liabilities of the foreign entity and are converted at the closing exchange rate.

17.3.2)	Transactions in foreign currency and results from exchange fluctuations

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

17.4)	Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid investments with low risk of changes in value with original maturities of three months or less. As of December 31, 2019 and 2020, cash and cash equivalents consisted primarily of peso and dollar denominated bank deposits and peso denominated investment bonds issued by the Mexican Federal Government.

17.5)	Fiduciary rights

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

17.6)	Restricted cash and cash equivalents

Restricted cash includes cash and cash equivalents that are restricted in terms of withdrawal or use. The nature of the restrictions includes restrictions imposed by financing agreements, federal agency funds related to capital expenditures, for example, for purposes of Aerostar, PFC and Airport Improvement Program (AIP) or other reserves (e.g., fund for promotion and support of air travel). Aerostar has restricted cash of Ps.26,849 and Ps. 5,055 at December 31, 2019 and 2020, respectively.

Restricted cash and cash equivalents is presented as current if it is expected to be used within twelve months of the filing date. Any restricted fund beyond twelve months is recorded as non-current. Restricted cash is presented in the consolidated statements of cash flows within the investments activities since it is related to the investment in airport infrastructure.

17.7)	Financial assets

a.	Classification - the Company classifies its financial assets into the following measurement categories: a) financial assets measured at amortized cost; and b) financial assets subsequently measured at fair value (either through other comprehensive income or through profit or loss). At present, the Company does not hold any financial assets. This classification depends on the business model of the Company to manage its financial instruments and the terms of the instrument’s contractual cash flows. The Company reclassifies financial assets when, and only when, it changes its business model for the management of those assets. The Company’s financial assets are measured at amortized cost, since contractual terms comply with the SPPI (solely payment of principal and interest) requirement, and the Company’s business model is achieved by collecting cash flows.

b.	Measurement.- At initial recognition, financial assets at amortized cost are measured at fair value plus transaction costs that are directly attributable to their acquisition. Transaction costs of financial assets measured at fair value (through profit or loss or through other comprehensive income) are recognized in profit or loss as incurred. Gains and losses on assets measured at fair value are recorded in profit or loss or in other comprehensive income. Financial assets with embedded derivatives are considered as a whole if it is determined that the cash flows correspond exclusively to the payment of principal and interest. Accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included as current assets, except for maturities greater than 12 months following the date of the Statement of Financial Position. These are classified as non-current assets. Loans and accounts receivable are initially recognized at fair value plus directly attributable transaction costs, and subsequently measured at amortized cost.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

c.	Impairment of financial assets - Impairment losses are presented as net impairment losses within the operating result. Subsequent recoveries of previously canceled amounts are credited against the same line. For accounts receivable, the Company applies the simplified approach allowed by IFRS 9, which requires that the expected losses over the life of the instrument be recognized from the initial recognition of accounts receivable. See Note 6.

17.8)	Leasing

17.8.1)	As lessor

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

Revenues from operating leases are recognized as non-aeronautical revenues on a straight line basis over the lease term.

17.8.2)	As lessee

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

To determine the borrowing incremental rate, the Company:

•	uses, whenever possible, recent third-party financing received by lessee as a starting point, adjusted to reflect changes in financing conditions since third-party financing was received;

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

To determine the lease term, the Company considers all facts and circumstances creating an economic incentive to exercise an extension option. The reasonable certainty assessment is only reviewed when there is a significant event or a significant change in circumstances that affect such assessment and that are within lessee’s control. At December 31, 2020, there are no contracts regarding which there is a reasonable certainty to extend lease terms.

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

December 31, 2018, 2019 and 2020

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

17.9)	Land, furniture and equipment

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

Land is recorded at cost and it is not depreciated. Depreciation of other items of plant and equipment is calculated on the straight-line method based on the residual values over their estimated useful lives. The useful lives from the date of acquisition are 10 years. The useful lives at the acquisition date of the furniture and equipment are as shown below:

	2019	2020
Furniture equipment	10 a 20%	10 to 20%
Machinery	10 a 20%	10 to 20%
Computer equipment	20 a 33%	20 to 33%
Transportation equipment	20 a 25%	20 to 25%
Improvements to leased premises	10%	10%

The residual values, useful life and depreciation method are reviewed and adjusted, if necessary, on an annual basis.

17.9.1)	Land

Land represents, mainly, a territorial extension for which the Company has an obligation of constructing 450 hotel rooms along with FONATUR in Huatulco which are recorded at its cost and are not subject to depreciation. See Note 15c and 21.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

17.10)	Intangible assets

17.10.1)	Concessions

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

Amortization is computed using the straight-line method over the estimated useful life of the concessions, (original term of 50 years as of November 1, 1998, 28 years as of December 31, 2020).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Aerostar:

Aerostar’s airport concession, which includes the obligation to make certain capital expenditures in improvement projects, is considered an intangible asset and is recognized at cost less accumulated amortization and impairment losses.

Amortization is calculated using the straight-line method during the term of the agreement (40 years); 33 years remaining as of December 31, 20120.

Airplan:

In the case of Airplan, the right granted by the Concession Contract No. 8000011-OK and Public Tender No. 10000001OL2010, respectively, is recorded as an intangible asset, through which the grantors assign to the Company the regulated and unregulated income corresponding to each of the airports subject to the concession.

In turn, the costs per loan that are related to the works in execution are part of the intangible.

The intangible asset resulting from the recognition and updating of the estimated income of the contract is amortized based on the proportion of the accumulated income of the contract and the total income. Amortization is recognized in the results of the period.

The useful life for the amortization was determined as the duration of the concession and the amortization rate is calculated based on the percentage of execution of the revenues with respect to the total expected income of the financial model that the Company has. The concession remains in effect until the date on which any of the following events occur: (i) the regulated revenues generated are equal to expected regulated revenues, provided that the concession agreement has been in force for at least 24 years or (ii) the concession agreement has been in force for at least 40 years, regardless of whether the regulated revenues generated are equal to the expected revenues. If the regulated revenues generated are equal to the expected revenues before the end of the 24 year period, the concession agreement will remain in effect until the end of such period. Management considers such factors in determining the final year of the concession term, which is 2032 (in accordance with legal guidelines, the concession term may be extended until 2048 as long as the aforementioned requirements established by the grantor are met). Therefore, the concession will have a useful life until at least the year 2032, 12 years remain as of December 31, 2020.

17.10.2) Licenses and commercial direct operation (ODC, by its initials in Spanish)

These items are recognized at their cost less the accrued amortization and any recognized impairment losses. They are amortized on a straight line basis using their estimated useful life, determined based on the expected future economic benefits, and are subject to testing when indication of impairment is identified.

The estimated useful lives at December 31, 2020 are as follows:

Licenses	28 years
ODC	28 years
Commercial Rights of Aerostar	32 years
Commercial Rights of Airplan	12 years

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

17.10.3)	Goodwill

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

17.10.4)	Intangible assets acquired as part of a business combination

When an intangible asset is acquired as part of a business combination, it is recognized at fair value at acquisition date. Subsequently, intangible assets acquired in a business combination, such as commercial rights, are recognized at cost less the accumulated amortization and the accrued amount of impairment losses. See useful lives of these rights in Note 17.10.2.

17.11)	Impairment of long-term non-financial assets

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

17.12)	Accounts payable

Accounts payable are liabilities with creditors for purchases of goods or services acquired during the regular course of the Company’s operations. When payment is expected over a period of one year or less from the closing date, they are presented under current liabilities. If the foregoing is not complied with, they are presented under non-current liabilities.

Accounts payable are initially recognized at their fair value and are subsequently measured at amortized cost using the effective interest method.

17.13)	Bank loans and long-term debt

Loans from financial institutions are initially recognized at their fair value, net of transaction costs. Those funds are subsequently recorded at their amortized cost; any difference between the funds received (net of transaction costs) and the redemption value is recognized in the statement of income during the funding period using the effective interest method.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

17.13.1)	Refinancing costs

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

17.13.2)	Loan costs

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

17.14)	Derecognition of financial liabilities

The Company derecognizes its financial liabilities if, and only if, the obligations of the Company are met, are cancelled or if they expire.

17.15)	Provisions

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

17.16)	Deferred IT, and tax on dividends

The expense for IT includes both the current tax and deferred taxes. Tax is recognized in the statement of income, except when it relates to items recognized directly in OCI or in stockholders’ equity in which case, the tax is also recognized in OCI items or directly in stockholders’ equity, respectively.

Deferred IT were recorded based on the comprehensive method of liabilities, which consists of recognizing deferred taxes on all temporary differences between the book and tax values of assets and liabilities to be materialized in the future at the enacted or substantially enacted tax rates in effect at the consolidated financial statement date. See Note 13.

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

To determine the IT the applicable rate in Mexico for 2019 and 2020 was 30%, the applicable rate for Airplan, according to Colombian legislation for 2019 and 2020 was 33% and the applicable rate for Aerostar, in accordance with Puerto Rico law, for 2019 and 2020 was 10%.

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

17.17)	Employee benefits

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

December 31, 2018, 2019 and 2020

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

Termination benefits

Termination benefits are paid when the employment relationship ends before the normal retirement date or when an employee voluntarily accepts the termination in exchange for these benefits. The Group recognizes termination benefits on the first of the following dates: (a) it is committed to terminate the employment relationship of employees in accordance with a detailed formal plan without having the possibility of evading its obligation, and (b) when the entity recognizes restructuring costs in accordance with IAS 37 and involves payment of termination benefits. In the case of an offer that promotes voluntary termination, termination benefits are valued based on the expected number of employees accepting the offer. Benefits that mature 12 months after the reporting date are discounted to their present value. The charge to income for the years ended December 31, 2019 and 2020 was Ps.1,595 and Ps.2,382, respectively. See Note 4.

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

17.18)	Stockholders’ equity

Capital stock, capital reserves and retained earnings are expressed at their historical cost. The capital reserves consist of the legal reserve, the reserve to repurchase own shares, and the reserve to reflect the effect of translating foreign currency.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

17.19)	Basic and diluted earnings per share

Basic earnings per share were computed by dividing income available to the stockholders (Ps.5,465,822 and Ps.1,972,319) by the weighted average number of shares outstanding in 2019 and 2020. The number of shares outstanding for the periods from January 1 to December 31, 2019 and 2020 was 300 million. The basic earnings share for the year ended as of December 31, 2019 and 2020 was Ps.18.22 and Ps. 6.5744, respectively, are expressed in pesos, the diluted earnings per share is equal to the basic earnings per share.

17.20)	Financial reporting by segments

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

For 2018, 2019 and 2020 the Company consolidates Aerostar line by line into the Company’s finances.

As of October 19, 2017, Airplan, S. A. consolidates as a subsidiary into the Company.

17.21)	Revenue recognition

The accounting policies for the Company’s revenue from contracts with customers are explained in
Note 3.

With respect to the revenue presented in 2018, it is recognized and disclosed under the previous regulations that in this case is the International Accounting Standard (IAS) 18 - Revenue, as described in the following paragraphs.

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

December 31, 2018, 2019 and 2020

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

17.22)	Government grants

Government grants are recognized at their fair value when there is reasonable guarantee that the grant will be received, and the Company will comply with all the conditions set.

Government grants associated with income are presented in the period’s income/loss as deductions of the related expenses. Grants received as compensation for expenses or to provide immediate financial support to the entity, with no related subsequent costs, are recognized in income/loss for the period in which they become payable.

Government grants associated with assets are presented in the Statement of Financial Position as deductions of the carrying amount of related assets. They are recognized in income/loss throughout the life of the asset, which is amortized as a reduction of the related expense that the grant intends to offset.

Government grants will be recognized in income/loss on a systematic basis throughout the periods in which the entity recognizes the related costs that the grant intends to offset as expenses.

Note 4.1 discloses information on how the Company records government grants received as recovery of expenses.

Note 18 - Financial risk management:

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

The main risks to which the Company is exposed are:

18.1)	Market risk

18.1.1)	Interest rate risk

18.1.2)	Exchange rate risk

18.1.3)	Price risk

18.2)	Liquidity risk

18.3)	Credit risk - credit quality

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

18.1.1)	Interest rate risk

The Company has contracted bank loans to partially finance its operations. These transactions expose the Company to interest risk, with the main exposure to the risk of variable interest rates resulting from changes in the market base rates (banks charge interest based on TIIE 28 days plus 1.25 points in 2020 and 2019) that are applied to the Company’s bank loans maturing in 2022 and 2024.

Regarding the sensitivity analysis, it has been observed that during 2020 and 2019 the reference rate used by the Company (TIIE) has remained stable. As of December 31, 2020 and 2019 there are no LIBOR loans. Based on this fact, the risk is considered low, derived from the materiality of the possible effect.

18.1.2)	Exchange rate risk

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

At December 31, 2019 and 2020, the Company is exposed to exchange rate risk for monetary position is as follows:

	December 31,
	2019		2020
Monetary position:
Asset	Ps.	164,370	Ps.	88,426
Liability		(4,853)		(5,578)
	Ps.	159,517	Ps.	82,848

At December 31, 2019 and 2020, the exchange rate was Ps.18.86 and Ps. 19.91, respectively. Had the currency weakened by 5% in 2019 (5% in 2018) with respect to the U.S. Dollar, the Company would have had a loss on monetary position at the close in the amount of Ps.81.5 million in 2020 (monetary utility of Ps.150.4 million in 2019). As of April 12, 2021, the date of issuance of this report, the last known exchange rate was Ps.20.305.

18.1.3)	Price risk

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

December 31, 2018, 2019 and 2020

The Company monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate limits.

Concentrations:

At December 31, 2019 and 2020, approximately 55.02% and 49.9%, of revenue, not including income from construction services, resulted from operations at the Cancún International Airport.

18.2)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its funding requirements. The Company’s management has established policies, procedures and limits of authority that govern the Treasury function. Treasury is responsible for ensuring liquidity and managing the working capital to ensure payments to suppliers, debt servicing and funding of operating costs and expenses.

The Company is cautious about liquidity risk and maintains sufficient cash and negotiable instruments and the availability of financing through an adequate amount of credit facilities to meet obligations at maturity and settle trading positions. At period end on December 31, 2020, the Company had demand deposits amounting to Ps.5,192,628 (Ps.6,192,679 in 2019) and available credit lines amounting to Ps.1,500,000 and USD20,000 (approximately Ps.399,010), to manage liquidity risk. Due to the dynamic current situation and uncertainty, the Company’s Treasury function maintains flexibility in the funding under credit lines and keeping availability.

Company’s management changes its liquidity reserves forecast (including unused credit lines) and cash and cash equivalents based on expected cash flows. In general, this is conducted at country level for operating entities of the Company according to practices and limits set. These limits vary in each country, taking into account the liquidity of the market in which the Company operates. Additionally, the Group’s policy on liquidity management includes cash flows projections in the main currencies and the consideration of the necessary level of liquid assets to meet these projections; the control of liquidity ratios of the Statement of Financial Position regarding the internal and external regulatory requirements, and the maintenance of the debt financing plans.The following table shows the liquidity position for each of the Company’s countries of operations.

December 31, 2019

	Cash and equivalents		Total Debt		Debt term short		Debt term long
Mexico	Ps.	4,991,567	Ps.	3,992,467	Ps.	23,998	Ps.	3,968,469
Aerostar		698,466		6,799,941		311,372		6,488,569
Airplan		502,646		2,920,485		214,237		2,706,248
Total	Ps.	6,192,679	Ps.	13,712,893	Ps.	549,607	Ps.	13,163,286

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

December 31, 2020

	Cash and equivalents		Total Debt		Debt term short		Debt term long
Mexico	Ps.	4,058,495	Ps.	3,971,210	Ps.	322,209	Ps.	3,649,001
Aerostar		804,634		7,171,278		529,337		6,641,941
Airplan		329,499		2,757,858		287,204		2,470,654
Total	Ps.	5,192,628	Ps.	13,900,346	Ps.	1,138,750	Ps.	12,761,596

During the year ended December 31, 2020, the Company implemented actions to respond to possible liquidity risk resulting from the COVID-19 pandemic, enabling positive operational cash flow for the year.

In response to possible liquidity risk resulting from the COVID-19 pandemic, the Company implemented the following actions:

a.	In Airplan, waivers were obtained from the institutions involved in the syndicated loan in relation to financial obligations, representing no costs for the Company. These waivers were granted in two stages: the first one was granted during the third quarter of 2020 and exempted the Company from the financial obligation of keeping a Debt Coverage Ratio for the measurement period for the third and fourth quarter of 2020 and for the first quarter of 2021. Subsequently, in 2021, new waivers were obtained from the institutions involved in the syndicated loan, representing no costs for the Company, and exempting it from its financial obligation to keep a Debt Coverage Ratio in every measurement period in 2021 until the first quarter of 2022. Therefore, the Company is covered and exempted from any consequence relating to noncompliance and penalties until March 31, 2022.

b.	Operating costs and expenses reduction policies were established in the three countries in which the Company operates.

c.	In September, 2020, the AFAC accepted the Company’s request to reschedule (deferral) certain investments amounting to Ps.2,292,355 intended for 2020 to be made in 2021 with no additional cost, due to the COVID-19 contingency, which affected the conditions in the production and construction industry, interrupting works in progress and the execution of new agreements. The investment committed in Mexico for 2021 amounts to Ps.5,460,586, which is expected to be covered with cash on hand, operational flow and, where appropriate, the Company’s credit lines.

d.	The Company’s Stockholders agreed to delegate to the Administrative Board the power to decree the payment of ordinary dividends for Ps.2,463,000 (nominal) (See Note 13). At the date of these Financial Statements, these dividends have not been decreed.

e.	Aerostar obtained funds under the CARES Federal Act in the current year. (See Note 4).

f.	In Mexico, a credit line for Ps.1,500,000 was obtained, which has not been used to date. On April 1, 2020, Aerostar drew down of a revolving credit line amounting to USD10,000 (approximately Ps.239,200) and, on December 30, 2020, obtained a credit line for USD20,000 (approximately Ps.399,010) that has not been used. On September 11, 2020, Airplan was granted a short-term loan for COP11,612,000 (approximately Ps.67,041) for a term of one year (See Note 10).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

The following table presents the analysis of the net financial liabilities of the Company based on the period between the date of the statement of consolidated financial position and the maturity date, including undiscounted contractual cash flows:

	Under 3 months		Between 3 months and one year		Between 1 and 2 years		Between 2 and 5 years
At December 31, 2019
Bank loans and interest	Ps.	14,639	Ps.	223,596	Ps.	228,073	Ps.	6,446,644
Long term debt		111,676		199,696		204,492		6,284,077
Suppliers		245,100
Accounts payable and accrued expenses		1,378,657

At December 31, 2020
Bank loans and interest	Ps.	11,176	Ps.	797,339	Ps.	2,238,558	Ps.	3,881,097
Long term debt		114,420		215,815		233,123		6,408,818
Suppliers		353,806
Accounts payable and accrued expenses		1,187,345

The following table shows the Company’s short term liquidity as of:

	December 31,
	2019		2020
Current assets	Ps.	7,845,856	Ps.	7,716,049
Current liabilities		2,560,020		2,767,087
Short term position (liquidity)	Ps.	5,285,836	Ps.	4,948,962

18.3)	Credit risk - credit quality

The financial instruments that are potentially subject to credit risks consist mainly of accounts receivable. Income obtained from fares charged to passengers is not guaranteed and therefore the Company faces the risk of not being able to collect the full amounts invoiced in the event of insolvency of its clients, which are the airlines. The Company frequently reviews financial instruments and tests them for impairment. (See Note 6.3).

Due to the COVID-19 contingency that has affected the travel industry, some governments have imposed travel bans and restrictions. In view of the economic recession caused by the pandemic, the Company negotiated the extension of payment terms with several clients by means of promissory notes with a maturity not exceeding one year to secure payment. At December 31, 2020, the balance of the account notes receivable from third parties in Mexico and for Airplan amounts to Ps.185,140 and Ps.60,617. (See Note 6.2).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

In recent years, there have been airlines that have reported substantial losses, in addition to this, the income from passenger fees from main client airlines is not all guaranteed by guarantee or other type of guarantee. Therefore, in the event of insolvency of any of the airlines, the Company would have no certainty of recovering the total sum of amounts invoiced to the airlines for passenger fees. In August 2010, Grupo Mexicana filed for bankruptcy. Grupo Mexicana owes the Company Ps.128,000 for passenger fees. As a result of Grupo Mexicana’s bankruptcy, the Company has increased its reserve for uncollectable accounts by Ps.128,000. The Company has determined that it may not be able to collect that amount. As a consequence of the COVID-19 pandemic, on December 11, 2020, ABC Aerolíneas, S. A. de C. V. (Interjet), ceased operations, which to date have neither been resumed nor are expected to resume in the short term. Accounts receivable for Interjet at December 31, 2020 was fully impaired. (See Note 6.3).

The Company operates under three methods to collect from Airlines:

•	Credit, mainly offered to airlines with which there is a history of frequent and stable flights,

•	Advances, from airlines with reasonably stable flights or that are in the exploration stage of routes or destinations, and

•	Cash, mainly offered for Charter flights and airlines with new flights.

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

18.4)	Capital management

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

During the year, there was no material uncertainty regarding the Company’s ability to continue as a going concern. At December 31, 2020, the Company’s Board has a reasonable expectation that the Company has the appropriate resources to continue operating at least for the next twelve months and that the use of the going concern basis of accounting is appropriate.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

18.5)	Fair value

Financial instruments at fair value, presented by levels, in accordance with the valuation method used are included in levels 1 and 2. At December 31, 2019 and 2020, the Company has no financial instruments carried at fair value.

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

Note 19 - Critical accounting judgments and key sources of estimation uncertainty:

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

Critical accounting judgments

Significant information on assumptions, critical judgments and uncertainty estimations recognized in the consolidated financial statements are as follows:

19.1 Revenue

19.2 Useful life of the Airplan concession

19.3 Evaluation of impairment of intangible assets, airport concessions and goodwill

19.1	Revenue

As mentioned in Note 18.1.3, the Company regularly monitors and adjusts income so as to avoid exceeding the maximum rate at each of the airports operated by the Company in Mexico, which is the annual maximum income per traffic unit that can be received, and therefore the amount that the Company can record for services rendered whose prices are regulated.

If the Company recognized income exceeding that maximum rate, the authorities could cancel one or more airport concessions. Therefore, the Company regularly monitors regulated income in Mexico to ensure it does not exceed the limit. The application of the procedure established in the concession titles for determining whether revenues are in excess of the maximum rates and securing the necessary information are complex procedures. Among the information used in determining the maximum rate is passenger traffic and cargo statistics, in addition to variables such as the National Producer Price Index (excluding oil), authorized rates for airport services and the Rate for Airport Use.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

19.2	Useful life of the Airplan concession

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

The Company conducts sensitivity analyses to determine the level of possible changes in the assumptions used to determine the useful life of the concession, in order to determine if the useful life would change significantly. At December 31, 2019 and 2020 the expected total revenues considering the additional works amount to Ps.19,217,035 and Ps.17,540,245, respectively.

19.3	Evaluation of impairment of intangible assets, airport concessions and goodwill

Intangible assets, airport concessions and goodwill are tested for impairment at the reporting date, provided that the events or changes in circumstances indicate that the value of intangible assets could be impaired, and at least once a year in the case of goodwill. Due to the COVID-19 pandemic and the measures taken by governments to contain the spreading of the virus, there was a decrease in the number of passengers in our airports. To determine whether the value of intangible assets and goodwill has been impaired, the cash generating unit relating to the intangible asset and goodwill has to be valued using present value techniques. By applying this valuation technique, the Company is based on a series of factors, including historical results, business plans, forecasts and market data. This is further described in Note 8.1. As can be deducted from this description, changes in the conditions of these judgments and estimates can significantly affect the assessed value of intangible assets and goodwill.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Note 20 - Consolidated statements of cash flows:

As of December 31, 2018, 2019 and 2020, the analysis of net debt and movements in net debt is presented below:

	Long - term debt						Bank Loans
	2018		2019		2020		2018		2019		2020
Accounts payable	Ps.	324,590	Ps.	311,372	Ps.	330,235
Bank loans (Note 10)							Ps.	175,515	Ps.	238,235	Ps.	808,515
Bank loans (Note 10)								7,042,598		6,674,717		6,119,655
Long-term debt (Note 11)		6,957,678		6,488,569		6,641,941
Balances at December 31	Ps.	7,282,268	Ps.	6,799,941	Ps.	6,972,176	Ps.	7,218,113	Ps.	6,912,952	Ps.	6,928,170
Balances at January 1 of the debt-net	Ps.	7,489,465	Ps.	7,282,268	Ps.	6,799,941	Ps.	10,494,853	Ps.	7,218,113	Ps.	6,912,952
Interest expense		475,110		444,028		450,806		696,641		601,873		398,899
Proceeds from bank loans												306,241
Interest paid		(646,418)		(486,164)		(476,927)		(492,653)		(578,600)		(466,066)
Payments of the long term debt and bank loan				(205,308)		(253,925)		(3,090,124)		(152,047)		(245,520)
Foreign currency translation		(35,889)		(234,883)		452,281		(166,301)		(176,387)		21,664
Exchange (income)/loss on foreign currency								(224,303)
Balances at December 31	Ps.	7,282,268	Ps.	6,799,941	Ps.	6,972,176	Ps.	7,218,113	Ps.	6,912,952	Ps.	6,928,170

Note 21 - Subsequent Event:

On February 11, 2021, the banking institutions involved in the syndicated loan waived the subsidiary Airplan for noncompliance with the Debt Coverage Ratio until the measurement date for the first quarter of 2022.

Aerostar was eligible for additional funding under the second round of airport grants within the Coronavirus Response and Relief Supplemental Appropriation Act (CRRSAA), passed by the President of the United States on December 27, 2020. On February 18, 2021, official confirmation was received that the FAA granted Aerostar federal assistance amounting to USD10,577 (approximately Ps.210,574), which will be recognized once received, subject to verification of expenses with the relevant authorities. To date, no verifications have been conducted and no reimbursements relating to this grant have been received.

Until the date of these Financial Statements, none of the credit lines available to the Company mentioned in Note 10 have been used.

On February 19, 2021 FONATUR agreed to pay an advance payment for Ps.50,000 relating to purchase of land for Ps.286.283 and the remaining balance of Ps.236,283 before July 1, 2021 to purchase back land for Ps.286,283. On March 3, 2021 we received the initial payment from FONATUR for Ps.50 million. This agreement with reservation of title does not have any legal effects, and the Company will withhold conveying the land, until the aforementioned amount has been fully collected.

Due to the health emergency generated by COVID-19, on April 7, 2021 the SCT approved an extraordinary review of the Mexican maximum rates which resulted in a reduction in committed investments and an increase in Mexican maximum rates in the master development plans for the years 2021 to 2023.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Previous and reduced investments commitments for MDP is show as follows:

	Amount (1)
Period	Previous (2)		Reduced
2021	Ps.	5,460,586	Ps.	3,064,148
2022		1,907,832		1,793,811
2023		892,356		457,470
	Ps.	8,260,774	Ps.	5,315,429

(1)	Figures in thousand pesos adjusted at December 31, 2020 based on the Construction Price Index (IPCO) in the terms of the MDP.

(2)	See Note 15 b.

Measures imposed by several governments to contain the COVID-19 pandemic have affected the economic activity. For instance, the US Centers for Disease Control and Prevention (CDC) extended the requirement of COVID-19 negative tests for all air passengers arriving in the United States. As from January 26, 2021, protocols for traveling were implemented, including the requirement of a COVID-19 negative test before leaving the US and mandatory quarantine upon return. As from January 7, 2021, similar test requirements were implemented for air passengers traveling to Canada. Later, the Canadian government suspended flights between Canada, Mexico and the Caribbean until April 30, 2021.

The COVID-19 pandemic still affects the industry, recording a high number of cases. To date, the consequences it might have on our business and results remain uncertain. The Company continues assessing this impact, controlling its commitments and implementing actions in response to possible events relating to the COVID-19 contingency that, to date, cannot be estimated.

Note 22 - Authorization of the consolidated financial statements:

The consolidated financial statements and their twenty three notes are an integral part of the consolidated financial statements, which were approved and proposed for their issuance to the Board of Directors on April 12, 2021 by Mr. Adolfo Castro Rivas, Chief Executive Officer of Grupo Aeroportuario del Sureste, S.A.B. de C.V.