Form 20-F
period 2021-12-31
SOUTHEAST AIRPORT GROUP
filed 2022-04-08
CIK 1123452

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2021

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

RISK FACTORS

Risks Related to Our Operations

The COVID-19 pandemic has had and could continue to have a negative impact on our operations.

The outbreak of the coronavirus disease 2019 (“COVID-19”) began in December 2019, and on January 30, 2020, the World Health Organization (“WHO”) designated the outbreak a public health emergency of international concern. Travel advisories and restrictions were issued for people traveling to and from certain areas and countries, including, in some cases, the closure of international borders. Airlines, in many cases, temporarily suspended or reduced flights to and from those areas and countries. In addition, on March 8, 2020, the U.S. Department of Health and Human Services’ Center for Disease Control and Prevention (“CDC”) issued a traveler advice recommending that travelers postpone cruise ship travel worldwide and that older adults and travelers with underlying health issues avoid, among other things, non-essential long plane trips. On March 11, 2020 the WHO designated the outbreak of COVID-19 a pandemic.

On March 20, 2020, the United States closed its land border with Mexico, except to permit essential travel as well as trade and commerce. As of November 8, 2021, the land border between Mexico and the United States remains open to nonessential travel. Beginning December 6, 2021, all travelers arriving to the United States on international flights must present a negative COVID-19 test taken within one day prior to departure along with proof of vaccination.

On March 23, 2020, the United States Federal Aviation Authority (“FAA”) approved a request by the Governor of the Commonwealth of Puerto Rico (“Puerto Rico”) to redirect all commercial flights bound for Puerto Rico through LMM Airport and that all passengers be screened by representatives of the Puerto Rico Health Department. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. Starting on July 15, 2020, the Governor of Puerto Rico began implementing the following additional measures: all passengers must wear a mask, complete a mandatory flight declaration form from the Puerto Rico Health Department and submit negative results of a PCR molecular COVID-19 test taken 72 hours prior to arrival to avoid having to undergo the two-week quarantine. As of March 10, 2022 domestic travelers are not required to present proof of vaccination or a negative COVID-19 test prior to arrival, and passengers arriving on international flights must present a negative COVID-19 test taken within one day prior to departure along with proof of vaccination.

The LMM Airport remains open and operating, and as of December 31, 2021, our total passenger traffic volume increased 99.8% compared to the same period in 2020.

There are currently no travel restrictions from the United States related to COVID-19 specific to Colombia. However, Colombia temporarily barred entry of passengers into its territory beginning on March 23, 2020, including to its own citizens, and on March 24, 2020, Colombia began a nationwide quarantine, which was initially scheduled to last until April 13, 2020. The quarantine was subsequently extended several times through August 31, 2020. All incoming international flights, including connecting flights in Colombia, were suspended by the Colombian government starting March 23, 2020. This suspension was extended through September 21, 2020, with certain exceptions for humanitarian emergencies and transportation of cargo and goods, among others. Domestic air travel in Colombia was suspended starting March 25, 2020, and consequently, our commercial aviation operations in Colombia were suspended as of such date. Starting September 1, 2020, several of our Colombian airports reestablished passenger commercial flights under the initial phase of the gradual connectivity plan announced by the Civil Aviation Authority in Colombia, and by October 2, 2020, all of our Colombian airports had reestablished passenger commercial flights. International flights to Colombia resumed on September 21, 2020, albeit on a limited basis, as part of the country’s gradual reactivation. As of February 1, 2022, passengers on incoming international flights to Colombia must submit proof of vaccination, and passengers who are not fully vaccinated must present a negative result of a PCR molecular COVID-19 test taken within 72 hours of their departure to Colombia. Our Colombian airports remain open and operating, and as of December 31, 2021, our total passenger traffic volumen increased in 149.82% compared to the same period in 2020.

The Mexican government has implemented various measures to control the spread of COVID-19, including extraordinary actions such as school closures and the suspension of non-essential activities in the most affected regions of the country. Airports were considered essential for purposes of these measures and our Mexican airports have remained operational. In June 2020, the Mexican federal government implemented a four-color stoplight system to indicate the risk and restrictions, if any, imposed in each of Mexico’s 32 states. Under “red” in the stoplight system, only essential activities are allowed. As of April 8, 2022, Mexico City is orange, and of the rest of the Mexican states which our airports serve, Yucatan, Oaxaca, and Quintana Roo are yellow and Chiapas, Tabasco and Veracruz are green. The stoplight system is updated every fifteen days. We cannot guarantee that any areas currently classified as green, yellow or orange will not turn to red in the future, which could result in restrictions on, among other things, access to beaches and reductions in permissible hotel capacity. In addition, several Mexican airports have implemented COVID-19 test sites certified by the government, which are operated by third parties, who have been granted the space to provide this service at the airports of Cancun, Cozumel, Mérida, Veracruz and Oaxaca.

The full extent of the ongoing impact of COVID-19 on the Company’s longer-term operational and financial performance will depend on future developments, including those outside our control related to the efficacy and speed of vaccination programs in curbing the spread of the virus, the introduction and spread of new variants of the virus such as the Delta and Omicron variants, which may be resistant to currently approved vaccines, passenger testing requirements, mask mandates or other restrictions on travel, all of which are highly uncertain and cannot be predicted. Even where formal advisories and restrictions have been lifted or reduced, the increased spread or resurgence of COVID-19 could result in the reintroduction of or increase in such formal advisories and restrictions. Further, although our passenger traffic increased in the first quarter of 2022 compared to the first quarter of 2021, we expect that the COVID-19 pandemic will continue to impact the countries and regions where we operate in 2022. We took a number of actions in response to the decrease in demand for air travel and passenger traffic, including (a) the temporary closure of terminals 2 and 3 in our Cancún airport (which were reopened on July 14, 2020 and October 1, 2020, respectively), (b) cost reduction initiatives, although most of our cost structure is fixed and (c) new agreements with several airline and commercial clients in Mexico and Colombia to extend their payment terms by signing promissory notes, including for any past due amounts, with a maturity of not more than one year. Most of our cost structure is fixed, and the impact from these cost reduction measures is not expected to be significant vis à vis the potential decline in revenues resulting from the disruption in passenger traffic across the Company’s operations.

Although recent vaccine approvals and rollout have raised hopes of a turnaround in the COVID-19 pandemic later this year, renewed waves and new variants such as Delta and Omicron pose concerns for the outlook, as they prove difficult to contain. We expect that the COVID-19 pandemic will continue to impact the countries and regions where we operate in 2022. We have established health and safety protocols aimed at enhancing the well-being of passengers and essential operating personnel across the airports we operate. Protective gear is required for staff working on the premises, and sanitization practices in accordance with the guidelines of local health authorities are in place. We have also implemented a remote working policy for staff where possible.

The COVID-19 pandemic has had a material impact on the Company, and the continuation of reduced air travel demand could have a material adverse effect on the Company’s business, operating results, financial condition and liquidity.

International events, including acts of terrorism, wars, armed conflicts and global epidemics, could have a negative impact on international air travel.

International events such as the terrorist attacks on the United States on September 11, 2001, wars, armed conflicts, and public health crises such as the Influenza A/H1N1 pandemic of 2009-2010 and the COVID-19 pandemic have disrupted the frequency and pattern of air travel worldwide in recent years. The COVID-19 outbreak has had and could continue to have a negative impact on our operations. See “Item 3. Key Information—Risk Factors— Risks Related to Our Operations—The COVID-19 pandemic has had and could continue to have a negative impact on our operations.

Historically, a majority of our revenues have been from aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2020 and 2021, passenger charges represented 26.1% and 36.7% of our consolidated revenues, respectively.

On January 2, 2022, violent confrontations broke out at the Arauca department in Colombia, as members of the National Liberation Army (Éjercito de Liberación Nacional or “ELN”), fought with dissidents of the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or “FARC”). The conflict arose over control of illegal economies, including drug trafficking to Venezuela, and led to deaths, illegal detentions, mass displacements and risk of forced displacement in border municipalities, specifically in Tame, Fortul, Saravena and Arauquita. The conflict continued to escalate over the following months, and the feasibility of a potential agreement between the ELN and FARC remains uncertain. While our overall business operations in Colombia were not impacted by these events, an escalation of such conflict could affect passenger traffic in El Caraño airport, which has been historically affected by guerrilla conflicts and has experienced a decrease in passenger traffic to 302,900 passengers in 2021 as compared to 384,500 passengers in 2019.

On February 24, 2022, Russian forces launched significant military action against Ukraine, and sustained conflict and disruption in the region has continued as of the date of this report. The impact to Ukraine as well as actions taken by other countries could have a material adverse effect on our operations. Any general increase of hostilities in Ukraine, even if not made on or targeted directly at the air travel industry, or the fear of or the precautions taken in anticipation of any potential military attacks such as elevated national threat warnings, travel restrictions, selective cancellation or redirection of flights and new security regulations, among others, (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry as a result of new security requirements, and could cause a material adverse effect on our business, results of operations, prospects and financial condition.

Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase of hostilities relating to reprisals against terrorist organizations, armed groups, further conflict in the Middle East or Ukraine, pandemics or outbreaks of health epidemics such as Influenza A/H1N1, SARS, avian influenza, COVID-19 or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

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

On September 20, 2017, Hurricane Maria struck Puerto Rico, damaging LMM Airport in San Juan, Puerto Rico and causing significant damage to the entire island. Operations at LMM Airport were suspended at 7:30 pm on September 19, 2017 and resumed on a limited basis on September 21, 2017 with 10 flights, increasing progressively to 41 daily flights by the end of September 2017. Operations at LMM Airport returned to a regular schedule during the fourth quarter of 2017. Terminal buildings of LMM Airport suffered minor damage in sections that were out of operation before the airport was closed. Airport infrastructure was insured against these events. The hurricane inflicted extensive damage on the hotel and tourist infrastructure in Puerto Rico, which led to sharply reduced air passenger traffic at LMM Airport. During the third and fourth quarters of 2017, our passenger traffic in Puerto Rico decreased 15.8% relative to the same period in 2016. Our passenger traffic in Puerto Rico also decreased 0.4% in 2018 relative to 2017.

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

The air travel industry, and consequently, our results of operations, are substantially influenced by economic conditions in Mexico, Colombia and the United States. In 2019, 2020 and 2021, 55.7%, 66.2% and 76.4%, respectively, of the international passengers in our Mexican airports arrived or departed on flights originating in or departing to the United States. 52.5%, 45.5% and 49.1% of our revenues from Mexican passenger charges in 2019, 2020 and 2021, respectively, were derived from charges imposed on international passengers. Similarly, in 2019, 2020 and 2021, 48.8%, 55.9% and 51.7%, respectively, of passengers in our Mexican airports traveled on Mexican domestic flights. 47.5%, 54.5% and 50.9% of our revenues from Mexican passenger charges in 2019, 2020 and 2021, respectively, were derived from Mexican domestic passenger charges. When the economies of either the United States or Mexico are in recession, the number of international passengers in our Mexican airports that arrive or depart on flights originating in or departing to the United States have been adversely affected. Similarly, a recession of the Colombian economy could cause the number of Colombian domestic passengers in our Colombian airports to decline. In 2019, 2020 and 2021, 41.8%, 41.1% and 38.3%, respectively, of our revenues from Colombian passenger charges were derived from Colombian domestic passenger charges.

The outbreak of COVID-19 has adversely affected the economies and financial markets of many countries, including the United States, Mexico and Colombia. Although recent vaccine approvals and rollout have raised hopes of a turnaround in the COVID-19 pandemic later this year, renewed waves and new variants pose concerns for the outlook. Growth may be stymied if virus surges (including from new variants such as Delta and Omicron) prove difficult to contain, infections and deaths mount rapidly before vaccines are widely available. The COVID-19 pandemic, coupled with the measures implemented by governmental authorities to contain and mitigate the effects of COVID-19, including shutdowns of non-essential infrastructure businesses, stricter border controls, stringent quarantines and social distancing, triggered significant economic downturn in Mexico, Colombia and the United States (including Puerto Rico). The extent to which the COVID-19 outbreak continues to impact these economies will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and scope of the COVID-19 outbreak and the actions taken to contain or treat such outbreak, including the development, access to and distribution of vaccines, within the United States, Mexico and Colombia and around the world. As a result, it is possible that the United States, Mexico and Colombia will experience a significant economic downturn, as these countries had technically entered into recessions in 2020 following the outbreak of COVID-19. The extent and effect of these recessions is difficult to predict, including whether these recessions and any recovery, will be similar to past periods of recession and recovery.

We cannot predict how economic conditions in the United States may develop in the future or how these conditions will affect tourism and travel decisions. In addition, whether destinations served by our airports will be viewed as adequate substitutes for other tourist destinations depends on a number of factors, including the perceived violence and security, attractiveness, affordability and accessibility of Cancún, Cozumel and the Mayan Riviera as desirable vacation destinations. We are unable to control many of these factors and, therefore, we cannot assure you that this substitution effect would occur again if the United States were to experience another recession. Except for Cancún, among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they did not benefit, and are unlikely to benefit in the future, from the substitution effect that we believe occurred with respect to passengers traveling to and from the United States. In addition, a portion of our Mexican domestic passengers are business travelers, whose demand for travel was adversely affected by the COVID-19 pandemic.

Further, Mexican, Colombian and U.S. political and social developments, over which we have no control, may affect the economic environment in Mexico, Colombia and the United States, and consequently, may contribute to economic uncertainty. Such conditions may adversely affect our business and results of operations.

The economy of Puerto Rico has been in a recession since 2006 and conditions have worsened in recent years, particularly as a result of Hurricanes Irma and Maria in 2017, and of the COVID-19 pandemic. Following the failure of several Puerto Rico government instrumentalities to make debt service payments on their outstanding debt obligations, on June 30, 2016, the Puerto Rico Oversight, Management and Economic Stability Act (“PROMESA”) was enacted into law. PROMESA provided Puerto Rico with access to bankruptcy-like tools and created a fiscal oversight framework containing measures that include, among others, the establishment of a seven-member Oversight Board to oversee the development of budgets and fiscal plans for Puerto Rico’s government and instrumentalities. In particular, PROMESA allowed the Oversight Board to petition U.S. courts to restructure debt on behalf of Puerto Rico’s central government.

In September of 2019, the Oversight Board submitted a joint plan of adjustment to the United States District Court for the District of Puerto Rico. However, in late December 2019 and January 2020, a series of earthquakes and their aftershocks caused extensive damage to parts of Puerto Rico’s infrastructure. In addition, Puerto Rico was significantly impacted by the COVID-19 pandemic that began in early 2020, which has had a substantially adverse effect on the health of its population and economic activity. The combined impact of Hurricanes Irma and Maria, the earthquakes and aftershocks, and the pandemic significantly hampered the Oversight Board’s timeline and efforts to restructure Puerto Rico’s debt and could continue to have substantially adverse effects on Puerto Rico’s economy. On January 18, 2022, following several modifications and amendments, the United States District Court for the District of Puerto Rico entered an order confirming the Oversight Board’s revised joint plan of adjustment. On February 23, 2022, the Oversight Board announced its certification of a revised fiscal plan for Puerto Rico which funds the revised joint plan of adjustment and reflects increased federal funding and the effect of federal stimulus funding on economic growth. On March 15, 2022, the revised joint plan of adjustment became effective. However, several parties have appealed the District Court’s order confirming the revised joint plan of adjustment to the United States Court of Appeals for the First Circuit. These appeals are currently pending, with oral argument scheduled for April 28, 2022, and their potential impact on the revised joint plan of adjustment is uncertain. It is also uncertain what impact the foregoing developments will have on the future business and economic conditions of Puerto Rico. Further, a prolongation of Puerto Rico’s fiscal crisis, or a worsening of the crisis, could have an adverse effect on the Puerto Rico economy. Aerostar Airport Holdings, LLC, our joint venture with the Public Sector Pension Investment Board (“PSP Investments”), in which we possess a 60% ownership interest and whose results we have consolidated into our financial statements, has operated the LMM Airport in Puerto Rico since February 27, 2013. The worsening economic conditions in Puerto Rico may adversely affect the LMM Airport’s business and results of operations.

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

Fuel represents a significant cost for airlines. International prices of fuel have experienced significant volatility in recent years. Most of our airline customers use kerosene-based jet fuel, the price of which is based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport. Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.81 per gallon on September 12, 2008, it has continued to fluctuate in 2021, with a high of U.S.$2.32 per gallon on November 9, 2021 and a low of U.S.$1.31 per gallon on January 4, 2021, according to the Energy Information Administration of the U.S. Department of Energy. As of April 4, 2022, the U.S. Gulf Coast spot price for jet fuel was U.S.$3.81 per gallon. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities or any future terrorist attacks. Our business could be negatively impacted by hydrocarbon price volatility as the result of, or as a result of the threat of, Russian activities in Ukraine and as the result of, or as a result of the threat of, Russia expanding its production of oil and gas to finance its activities in Ukraine and destabilize world energy markets. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from member states in the Organization of the Petroleum Exporting Countries. An actual increase, or the threat of an increase, in Russian military activities in Ukraine could lead to increased volatility in global oil and gas prices. Additionally, trade and monetary sanctions in response to future developments relating to the movement of Russian military units into Ukraine could significantly affect worldwide oil prices and demand and cause turmoil in the global financial system, which could in turn materially affect our business and financial condition.

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

The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability. In October 2021, the International Air Transport Association, or IATA, issued its 2021 financial forecast for the global commercial airline industry, estimating a net post-tax loss of about U.S.$51.8 billion, due to the effects of COVID-19. The IATA announced that the airline industry net losses are expected to reduce to $11.6 billion in 2022. The economic shock from the COVID-19 outbreak, which has been felt more acutely by airlines, has and may continue to trigger additional insolvencies within the global airline industry.

Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our Mexican regulated revenue from our key customers, including American Airlines (which accounted for 9.4% of our revenues in 2019, 11.8% in 2020, and 12.1% in 2021), United Airlines (which accounted for 9.0% of our revenues in 2019, 8.6% in 2020 and 10.5% in 2021) and ABC Aerolineas, S.A. de C.V. (“Interjet”) (which accounted for 10.6% of our revenues in 2019, and 5.0% of our revenues in 2020. As of December 11, 2020, Interjet has stopped all flights, and it is not clear whether Interjet will resume operations.

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

With respect to the Aeromexico chapter 11 proceedings (the “Chapter 11 Cases”), we entered into two agreements, one in April 2020 and the other in July 2020, deferring the remittance of Ps.213.4 million in passenger charges due to us, and requiring Aeromexico to remit those amounts in installments through April 2021. In connection with these passenger charges, the airport terminals we operate filed proofs of claim in the Chapter 11 Cases. On May 19, 2021, the United States Bankruptcy Court for the Southern District of New York authorized Aeromexico to assume these agreements, such that Aeromexico was bound and required to continue performing under such contracts and leases and obligated to pay all amounts due and cure all defaults under such contracts and leases. As of the date of this report, Aeromexico has paid all amounts due under these agreements. During late March 2019, Interjet experienced a series of flight delays and cancellations resulting in part from a shortage of employees to serve all of Interjet’s scheduled flights for the period. On December 11, 2020, Interjet stopped all flights and has not resumed operations.

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

None of our contracts with our principal airline customers obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. Our current agreements with our principal airline customers at our Mexican airports have been renewed, except for our agreement with Interjet. We do not have any contracts that will expire before April 8, 2022. With respect to our Colombian airports, our subsidiary Airplan, charges airlines various fees (relating to domestic routes, international routes and development). The tariffs are established by the Special Administrative Unit of Civil Aeronautics (Unidad Administrativa Especial de Aeronáutica Civil), or Aerocivil, through Resolution 04530 of 2007. As of December 31, 2021, the following airlines at our Colombian airports were subject to such tariffs: Avianca, Aerorepública (COPA), Viva Air, LATAM, American Airlines, Tampa Cargo, LAN Cargo, Sky Lease, among others.

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

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Infrastructure, Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes. Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to reverse this determination. In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes. Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. As of April 8, 2022, our appeal is still pending resolution with respect to such distributions. If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

The FAA could downgrade Mexico’s air safety rating again, which could result in a decrease in air traffic between the United States and our airports.

The FAA evaluates the legal framework for civil aviation and issues related to the monitoring, staff training and inspection processes related to regulations issued by the International Civil Aviation Organization (“ICAO”). On May 25, 2021, the FAA downgraded Mexico’s aviation safety rating from an ICAO Category 1 rating to an ICAO Category 2 rating, as a result of the FAA’s visit to the Mexican Federal Agency for Civil Aviation (“AFAC”) between October, 2020 and February, 2021. The downgrade was attributable to 24 safety-related issues in Mexico’s aviation, which were identified as areas of non-compliance with minimum ICAO safety standards.

The FAA had already downgraded Mexico’s aviation safety rating from a Category 1 rating to a Category 2 rating on July 30, 2010, as a result of the FAA’s visit to the Mexican Bureau of Civil Aviation (currently AFAC) between January and July 2010. The downgrade was attributable to an insufficient number of flight inspectors and administrative and organizational elements in the Mexican Bureau of Civil Aviation (currently AFAC).

The consequences of the above-mentioned downgrades were the suspension of the right to operate code-shared flights and the restriction of Mexican airlines’ ability to increase the frequency of, or add new routes to, the United States. In 2019, 2020 and 2021, 3.0%, 1.2% and 0.8%, respectively, of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines. We cannot be certain of how long this rating will be maintained, and we cannot predict what impact such a downgrade would have on our passenger traffic or results of operations, or on the public perception of the safety of our airports.

Our business is highly dependent upon revenues from Cancún International Airport.

In 2021, Ps.6,893.2 million (including construction services) or 52.7% of our revenues were derived from operations at Cancún International Airport. During 2019, 2020 and 2021, Cancún International Airport represented 74.6%, 74.2%, and 76.6%, respectively, of our passenger traffic in Mexico and 54.8%, 51.9% and 58.2%, respectively, of our air traffic movements in Mexico. The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control. For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico. Although these reports generally indicate that this increase in violence affects mostly cities in northern Mexico and the west coast of Mexico, and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit. In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination. This perception may have been fueled further by travel advisories issued by the U.S. State Department on August 22, 2017, January 10, 2018 and December 17, 2019 that listed Cancún as a place in Mexico where visiting tourists must be cautious. In addition, in March 2018, the U.S. State Department issued a security alert for Playa del Carmen, a popular destination that attracts U.S. citizens and is served by Cancún International Airport. Additionally, during 2018 and 2019, the presence of gulfweed on beaches in the state of Quintana Roo reduced tourism to the area and caused a reduction in passengers during certain seasons, principally summer. The Presidential Commission on the Arrival of Gulfweed in the Mexican Caribbean estimated that gulfweed caused Ps.5,286 million in economic damage in 2018. In 2019, the presence of gulfweed caused an almost 30% reduction in tourism to beaches on the Yucatan Peninsula. The reasons behind the record amount of gulfweed and its sharp decline after September 2019 have not been determined. On September 8, 2020 and December 8, 2021, the U.S. State Department issued a Level 3 travel advisory to reconsider travel to Mexico due to COVID-19, and recommended exercising increased caution in Mexico due to crime and kidnapping, as some areas have increased risk. None of the Mexican states in which we operate were cited as “do not travel to” or “reconsider travel to” zones in the December 8, 2021 travel advisory. We cannot assure you that tourism in Cancún will not decline in the future. Any event or condition affecting Cancún International Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

Increases in prevailing interest rates could adversely affect our financial condition.

An increase in prevailing interest rates could adversely affect our financial condition. As of December 31, 2021, we had U.S.$671.7 million in outstanding indebtedness, U.S.$332.8 million of which was floating rate. Any increased interest expense associated with increases in interest rates affects our ability to service our debt absent the benefit from any hedging arrangements. Accordingly, an increase in the prevailing interest rates applicable to our loans would increase our debt service costs, which in turn would negatively affect our results of operations. For further details regarding our indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Security enhancements have resulted in increased costs and may expose us to greater liability.

The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs. Following the events of September 11, 2001, we reinforced security at our airports. For a description of the security measures that we adopted, see “Item 4. Information on the Company—Business Overview—Non-Aeronautical Services—Airport Security.” While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future. Since 2018, we carry an insurance policy covering liabilities resulting from terrorist acts for our Puerto Rico airport, which in 2021 amounted to U.S.$160.0 million. The insurance premiums we pay may be increased in the future, which would increase our costs of operation and affect our business results. Further, because our insurance policies do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$160.0 million, we could incur significant costs if we were to be directly affected by events of this nature. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In addition, because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the FAA, in addition to the directives of Mexican and Colombian aviation authorities.

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

As a result of the COVID-19 pandemic, airlines and airports have had to implement additional security and compliance measures to comply with local health and safety regulations, which could increase costs. We have, among other things, installed disinfectant gel dispensers and air purifiers, mandated facemasks, installed preventative barriers, instituted spacing and flow of movement measures, and provided training to our employees. While these enhanced measures have not resulted in a significant increase in our operating costs to date, we may be required to adopt additional safety measures in the future.

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

In 2019, 2020 and 2021, 59.3%, 56.8%, and 55.6%, respectively, of our Mexican domestic passengers flew to or from our airports via Mexico City International Airport. As a result, our Mexican domestic traffic is highly dependent upon the operations of Mexico City International Airport. We cannot assure you that the operations of the Mexico City International Airport will not decrease or be adversely affected by construction of additional airports in the future. In 2021, overall Mexican domestic passenger traffic to and from Mexico City increased 59.5% compared to 2020.

In 2021, 42.1% of our Colombian domestic passengers flew to or from our airports via El Dorado International Airport in Bogotá, Colombia. As a result, our Colombian domestic traffic is highly dependent upon the operations of El Dorado International Airport. Any event or condition that adversely affects Mexico City and Bogotá area airports could adversely affect our business, results of operations, prospects and financial condition.

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

In recent years, many airlines have reported substantial losses. Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral. Furthermore, Mexican passenger charges, which accounted for 15.6% of our revenues in 2021, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight. If any of our key customers were to become insolvent or seek bankruptcy protection, we might not be able to recover the full amount of such charges. For example, as a result of the Grupo Mexicana bankruptcy, we estimate that Ps.128.0 million in accounts receivable could be at risk of not being recovered, which represented 5.8% of our total accounts receivable as of December 31, 2021. With respect to the Avianca proceedings, Avianca has treated unpaid prepetition passenger charges as taxes and fees, which, pursuant to an order entered by the United States Bankruptcy Court for the Southern District of New York, Avianca has the authority (but not the obligation) to pay.

In terms of the Aeromexico proceedings, pursuant to an order entered by the United States Bankruptcy Court for the Southern District of New York, Aeromexico was permitted (but not directed), to pay the prepetition passenger charges. On July 22, 2020, we filed an objection and reservation of rights, asserting that passenger charges are a trust fund fee collected and held for the benefit of the airport, are not property of Aeromexico’s estate, and we reserved our right to take any action should Aeromexico attempt to cap remittance of the passenger charges to us. The Official Committee of Unsecured Creditors also filed a statement and reservation of rights, which reserved the committee’s right to argue that the passenger charges are property of Aeromexico’s estate. Aeromexico took no formal position on the status of the passenger charges. The bankruptcy court, in authorizing Aeromexico to pay the prepetition passenger charges, expressly declined to make any finding or conclusion of law with respect to the status of the passenger charges at that time. In addition, the airport terminals we operate filed proofs of claims with respect to the agreements between the airlines and the airports, including agreements related to the passenger charges. On May 19, 2021, the United States Bankruptcy Court for the Southern District of New York authorized Aeromexico to assume these agreements, such that Aeromexico was bound and required to continue performing under such contracts and leases and obligated to cure all defaults under such contracts and leases. As of the date of this report, Aeromexico has paid all amounts due under these agreements. On January 28, 2022, the United States Bankruptcy Court for the Southern District of New York confirmed Aeromexico’s plan of reorganization, and the restructuring was successfully completed on March 17, 2022.

On December 11, 2020, Interjet stopped all flights and has not resumed operations. As of December 31, 2021, we are owed Ps.75.1 million from Interjet, which is included in our allowance for doubtful accounts, and we might not be able to recover the full amount owed to us.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 21.3% of our total employees as of December 31, 2021), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our business or results of operations.

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

CHPAF Holdings, S.A.P.I. de C.V. (“CHPAF”), an entity directly or indirectly owned and controlled by Fernando Chico Pardo, who is also the chairman of our Board of Directors, owns 17.21% of our total capital stock. In addition, Inversiones Productivas Kierke, S.A. de C.V. (“Inversiones Kierke”), an entity owned and controlled by Grupo ADO, S.A. de C.V. (“Grupo ADO”), owns 12.3% of our total capital stock. Further, ITA, an entity which is owned 50.0% by entities directly owned and controlled by Mr. Fernando Chico Pardo and 50.0% by Inversiones Kierke, holds Series BB shares representing 7.65% of our capital stock. These Series BB shares provide it with special management rights. For example, pursuant to our bylaws, ITA is entitled to present to the Board of Directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our Board of Directors. Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our shareholders) so long as its Series BB shares represent at least 7.65% of our capital stock. Mr. Fernando Chico Pardo and Grupo ADO have entered into a shareholders’ agreement that requires their unanimous consent to cause ITA to exercise certain of these rights. Special rights granted to ITA are more fully discussed in “Item 10. Additional Information” and “Item 7. Major Shareholders and Related Party Transactions.”

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

In addition, in November 2008, as part of our purchase of 130 hectares of land in the bay of Huatulco for Ps.286.3 million from the National Tourism Fund, or FONATUR, we agreed to construct at least 450 and up to 1,300 hotel rooms. In connection with the construction of these hotel rooms, we had agreed to meet a series of construction milestones, including presentation of a master development plan, submission of architectural plans, application for environmental permits, commencement of construction and substantial completion of construction. We had completed and presented a master development plan and FONATUR had granted us an extension of time to submit architectural plans, which were due on May 15, 2013. However, on March 26, 2013, FONATUR relieved us of the obligation to submit the architectural plans and complete the construction projects within a specific timeframe. On October 28, 2020, FONATUR agreed to terminate the Ps.286.3 million land agreement. On March 1, 2021, we received the initial payment of Ps.50 million from FONATUR, at which time the obligations under the purchase agreement no longer had legal effect. On June 28, 2021 FONATUR paid the remaining Ps.236.3 million and consequently we delivered the land on such date. For more information on the development in the bay of Huatulco, please see “Item 4. Information on the Company—Business Overview—Other Properties.”

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

We purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan. We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan of Ps.4,000.0 million from BBVA in April 2017 to pay the balance of the purchase price. The loan had a term of one year and an interest rate calculated on the basis of the 28-day Tasa de Interés Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 0.60% from July 31 to October 31, 2017; TIIE plus 0.85% from October 31, 2017 to January 31, 2018; TIIE plus 1.10% from January 31 to April 30, 2018 and TIIE plus 1.60% from April 30 to July 31, 2018. This loan was paid in October 2017, and we, through our Cancún airport subsidiary, concurrently obtained two loans of Ps.2,000 million each, one with BBVA and the other with Banco Santander. The remaining balance on the BBVA loan was repaid on October 13, 2021, and on October 18, 2021, we, through our Cancun airport subsidiary, entered into a seven-year loan agreement with BBVA for a principal amount of Ps. 2,000 maturing October 2028, with an annual TIIE rate plus an applicable margin. On September 29, 2021, we prepaid the remaining Ps. 2,000 million balance on the Santander loan and concurrently, through our Cancun airport subsidiary, we obtained a three-year term loan from Santander for a principal amount of Ps.2,650 million maturing on September 28, 2024 at a 28-day TIIE rate plus 150 basis points.

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

Our sustainability targets and objectives included in our sustainability report and other public statements may expose us to numerous risks.

We have developed, and will continue to develop, targets and objectives related to sustainability initiatives, including our corporate governance goals, emissions reduction targets and energy efficiency strategies.

On April 8, 2022, we published our Sustainability Report for the year 2021 (the “Sustainability Report”), describing the measures we implemented towards achieving our environmental, social and governance goals, and to set new strategic objectives to the benefit of the company and our stakeholders. In the short and medium terms (2023-2026), our main sustainability objectives are to establish a Sustainability Committee that reports to our Board of Directors, work towards emissions reductions and energy efficiency through both on-site and off-site generation of solar power, adopt measures to supplement our water consumption with systems to capture and use rainwater; promote diversity in our workforce and on the company’s Board, aim to achieve equitable pay, and create succession plans for our independent Board members and key executives. In the long term, we intend to make our operations carbon neutral, promote gender equity, align our corporate governance with best practice and increase our participation in and support for local communities. We cannot assure that the objectives set forth in our Sustainability Report will be achieved or achieved on the stated timelines. Further, our ability to achieve our stated objectives, including emissions reductions, energy efficiency and sustainable goals towards local communities, is subject to numerous factors and conditions, some of which are outside of our control.

Our efforts to research, establish, accomplish, and accurately report on our sustainable objectives may expose us to operational, reputational, financial, legal, and other risks. Our business may face increased scrutiny from investors and other stakeholders related to our sustainability initiatives, including our publicly announced objectives and those set forth in our Sustainability Report, as well as our methodologies and timelines for pursuing those initiatives. If our sustainability initiatives do not meet evolving investor or other stakeholder expectations and standards, our reputation, ability to attract or retain employees, and attractiveness as an investment or business partner may be negatively impacted. Similarly, our failure to achieve our announced objectives or comply with ethical, environmental, or other standards, including reporting standards, may adversely impact our business. Furthermore, failure to achieve these objectives within the announced timelines, or at all, may adversely affect our business or reputation, or may expose us to government enforcement actions or private litigation.

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

Our Mexican concessions provide that an airport’s maximum rates will be adjusted periodically for inflation. Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, including the amendment of certain provisions of the Mexican Airport Law, our concessions provide that such a request will be approved only if the Ministry of Infrastructure, Communications and Transportation determines that certain events specified in our Mexican concessions have occurred. The circumstances under which we are entitled to an adjustment are described under “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Special Adjustments to Maximum Rates.” There can be no assurance that any such request would be made or granted. If our request is not submitted in a timely manner, or if the adjustment is not approved by the Ministry of Infrastructure, Communications and Transportation, our business, financial condition and results of operations may be adversely affected.

Our results of operations may be adversely affected by required efficiency adjustments to our Mexican maximum rates.

In addition, our Mexican maximum rates are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year term ending December 31, 2023, an annual efficiency adjustment factor of 0.70% was established by the Ministry of Infrastructure, Communications and Transportation. Future annual efficiency adjustments will be determined by the Ministry of Infrastructure, Communications and Transportation in connection with the setting of each airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Methodology for Determining Future Maximum Rates.” We cannot assure you that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate. Additionally, on October 29, 2020, we filed a request with the Ministry of Infrastructure, Communications and Transportation for an extraordinary review of the Mexican maximum rates, which was approved on April 7, 2021, and resulted in a reduction in committed investments and an increase in the Mexican maximum rates in the master development plans for the years 2021 to 2023.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.

The Mexican government has in the past implemented changes, and may in the future implement additional reforms, to the tax laws applicable to Mexican companies including ASUR. In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations and cash flows. For example, on May 23, 2014, Mexico’s Federal Economic Competition Law (Ley Federal de Competencia Económica) (“LFCE”) was enacted. The LFCE grants broad powers to the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) (“COFECE”), including the abilities to investigate and regulate essential facilities, investigate companies, eliminate barriers to competition in order to promote access to the market and order the divestment of assets. The LFCE also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law and limits the availability of legal defenses against the application of the law, since the COFECE’s decisions may only be challenged through indirect appeal (amparo indirecto).

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

On November 12, 2020, the Mexican President submitted to the Mexican Congress an initiative to reform the current subcontracting regime, which included amendments to labor, social security and tax laws (the “Labor Subcontracting Reform”). The reform became effective on April 24, 2021 with respect to the restrictions for personnel subcontracting through both outsourcing and insourcing schemes. The rest of the employment, social security and tax related obligations that emanated from the Labor Subcontracting Reform, including the transfer of previously outsourced personnel, became effective on September 1, 2021. The amended legislation allows the subcontracting of specialized services subject to certain conditions, including that such services cannot relate to the entity’s core business activity and that the contractor is registered before the Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social) as a specialized service provider. On the tax front, the reform provides for the non-deductibility of considerations paid for the subcontracting of personnel and for non-specialized services. In addition, the new regime established a cap for the Statutory Employee Profit Sharing (Participación de los Trabajadores en las Utilidades de la Empresa or “PTU”), equal to the employee’s three monthly salaries or the average of the profit sharing received by the employee in the last three years, whichever is higher.

In particular, our current provision for profit sharing (recognized by contract or past practice) is calculated based on the profit attributable to our shareholders (after certain adjustments) or the amount equivalent to three months of salary, whichever is lesser. While the PTU increase required us to adjust our profit sharing mechanism, the implementation following these increases did not materially impact our financial condition during 2021.

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

On December 31, 2021, the State of Yucatán where the Mérida International Airport is located amended its state fiscal law (Ley General de Hacienda del Estado de Yucatán or the “GFL”) including (i) a specific tax on the emission of greenhouse gases into the atmosphere (Impuesto a la Emisión de Gases a la Atmósfera or the “Emissions Tax”), which applies to any legal entity in the State of Yucatán carrying out activities which produce gas emissions, and (ii) an additional tax on the emission of soil, subsoil and water pollutants (Impuesto a la Emisión de Contaminantes al Suelo, Subsuelo y Agua or the “Pollutants Tax”) which applies to any legal entity in the State of Yucatán carrying out activities which, directly or through intermediaries, emits polluting substances generated by industrial activities that are disposed, discharged, or injected into the soil, subsoil, or water. The Emissions Tax and the Pollutants Tax became effective on January 1, 2022, and any entities obligated thereunder are eligible to receive fiscal incentives (as established in article 47-AQ and 47-BB of the GFL) in the form of a 15% reduction in the payable Emission Tax or Pollutant Tax, as applicable, provided such entities decrease their pollutant emissions by at least 20% during the fiscal year prior to receiving the incentives.

Although we do not currently expect that compliance with these new environmental taxes will have a material effect on our financial condition or on the results of our operations, we cannot assure that complying with such taxes will not have a material adverse effect in our business in the future.

For more information on this and other changes to Mexican tax law, see “Item 5. Operating and Financial Review and Prospects—Taxation.”

Our Mexican concessions may be terminated under various circumstances, some of which are beyond our control.

We operate each of our Mexican airports under 50-year concessions granted as of 1998 by the Mexican government. Any of the Mexican concessions may be terminated for a variety of reasons. For example, a concession may be terminated if we fail to make the committed investments required by the terms of that concession. In addition, in the event that we exceed the applicable maximum rate at an airport in any year, the Ministry of Infrastructure, Communications and Transportation is entitled to reduce the applicable maximum rate at that airport for the subsequent year and assess a penalty. Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in termination only if sanctions have been imposed for violation of the relevant term at least three times. Violations of other terms of a concession can result in the immediate termination of the concession. We would face similar sanctions for violations of the Mexican Airport Law or its regulations. Although we believe we are currently complying with the principal requirements of the Mexican Airport Law and its regulations, we may not be in compliance with certain requirements under the regulations. These violations could result in fines or other sanctions being assessed by the Ministry of Infrastructure, Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times. For a description of the consequences that may result from the violation of various terms of our Mexican concessions, the Mexican Airport Law or its regulations, see “Item 4. Information on the Company—Mexican Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.” Under applicable Mexican law and the terms of our concessions, our concessions may also be subject to additional conditions, which we may be unable to meet. Failure to meet these conditions may also result in fines, other sanctions and the termination of the Mexican concessions.

In addition, the Mexican government may terminate one or more of our concessions at any time through reversion (rescate), if, in accordance with applicable Mexican law, it determines that it is required by national security or in the public interest to do so. In the event of a reversion (rescate) of the public domain assets that are the subject of our concessions, such assets would revert to the Mexican government and the Mexican government under Mexican law would be required to compensate us, taking into consideration investments made and depreciation of the relevant assets, but not the value of the assets subject to the concessions, based on the methodology set forth in a reversion (rescate) resolution issued by the Mexican Ministry of Infrastructure, Communications and Transportation. There can be no assurance that we will receive compensation equivalent to the value of our investment in our concessions and related assets in the event of such a reversion (rescate).

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

In October 2020, the Mexican President announced that as part of an effort to develop the southeast of Mexico, the Mexican Army will build and operate a new airport in the City of Tulum, State of Quintana Roo, with plans to commence operations in 2023. The Mexican government had previously secured a piece of land measuring approximately 1,200 hectares where it will build the new airport, and has announced that the airport’s inauguration will be concurrent with the inauguration of the Mayan Train. The Mayan Train is a proposed intercity railway project that is set to connect airports and historic Mayan tourist sites in Mexico, with rail coverage in the States of Chiapas, Yucatán and Quintana Roo. Construction of the new airport in Tulum is set to start in 2022. We cannot assure you that the construction of the airport in Tulum will not impact the passenger traffic at Cancún airport.

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

Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated. In 2019, 2020 and 2021, 55.4%, 34.9% and 46.0%, respectively, of our total revenues were earned from aeronautical services at our Mexican airports, which were subject to price regulation under our maximum rates in Mexico. In 2021, 50.1% of our total revenues were earned from aeronautical services at all of our airports. These Mexican maximum rate regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs in Mexico) or established (as in the case of our maximum rates in Mexico) by the Ministry of Infrastructure, Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our Mexican master development programs or the obligation under Mexican concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated. On October 29, 2020, we filed a request with the Ministry of Infrastructure, Communications and Transportation for an extraordinary review of the Mexican maximum rates, which was approved on April 7, 2021 and resulted in a reduction in committed investments and an increase in the Mexican maximum rates in the master development plans for the years 2021 to 2023.

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

Historically, we have set the prices we charge for regulated services at each Mexican airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport. We expect to continue to pursue this pricing strategy in the future. For example, in 2021, our revenues subject to maximum rate regulation represented 87.9% of the amount we were entitled to earn under the maximum rates for all of our Mexican airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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

If we exceed the maximum rate at any airport at the end of any year, the Ministry of Infrastructure, Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for violations of certain terms of a concession, including for exceeding the airport’s maximum rates, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times. In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

Depreciation of the Mexican peso may cause us to exceed our maximum rates.

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index (excluding petroleum)). However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight. Such tariffs for the services that we provide to international flights or international passengers in our Mexican airports are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight. Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions. From December 31, 2020 to December 31, 2021, the peso depreciated by 3.1%, from Ps.19.89 per U.S.$1.00 on December 31, 2020, to Ps.20.51 per U.S.$1.00 on December 31, 2021, and experienced intra-year volatility. In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

In 2021, the peso depreciated by 3.1% against the U.S. dollar. From 2015 to 2018, the peso decreased substantially in value against the U.S. dollar, and if this depreciation were to resume, it could (notwithstanding other factors) lead to a decrease in Mexican domestic passenger traffic that may not be offset by any increase in international passenger traffic. Any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers. Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for Mexican domestic passengers, which may adversely affect our results of operations. In addition, there can be no assurance that any depreciation of the peso in the future will result in an increase to international passenger traffic.

In addition, depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the Series B shares, as well as the dollar value of any dividend or other distributions that we may make.

Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings and as of December 31, 2021, our Mexican airports did not have dollar-denominated liabilities, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

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

In 2019, Mexican GDP decreased 0.1% and inflation decreased to 2.8%. In 2020, Mexican GDP decreased 8.5% and inflation increased to 3.2%. In 2021, Mexican GDP increased 5.9% and inflation increased to 7.36%. In 2020 and 2021, the outbreak of COVID-19 adversely affected the economy and financial markets of Mexico and its trading partners. While Mexican GDP did increase quarter-over-quarter in both the third and fourth quarters of 2021, the extent to which the COVID-19 outbreak will continue to impact the Mexican economy is uncertain, as is the extent of further Mexican economic recovery, if any.

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

The most recent presidential election took place in July 2018. Andrés Manuel López Obrador, presidential candidate for the National Regeneration Movement Party (Movimiento de Regeneración Nacional) (“Morena”), was elected President and took office on December 1, 2018, ending the Institutional Revolutionary Party’s (Partido Revolucionario Institucional) (“PRI”) hold on the presidency. Before taking office, López Obrador submitted to a national referendum the question of whether to continue construction of a new international airport in Mexico City, one of Mexico’s most important infrastructure projects. Construction of the new international airport to replace Mexico City International Airport began in 2015. The referendum was carried out by a private company contracted by Morena and through mechanisms not necessarily envisioned in the Constitution. The result of the referendum, announced on October 28, 2018, was to discontinue construction on the new international airport and, in its stead, build a new airport network consisting of three airports near the Mexico City metropolitan area. On December 27, 2018, the López Obrador administration formally terminated work at the new international airport in Mexico City. The López Obrador administration instead decided to add additional runways to the military air base at Santa Lucia and build the Felipe Ángeles International Airport (“AIFA”) to handle Mexico City air traffic. AIFA started operating in March 21, 2022. Our Mexican domestic passenger traffic is highly dependent upon the operations of the Mexico City International Airport, and we cannot assure you that AIFA’s operations will not adversely affect the operations of the Mexico City International Airport.

On November 24 and 25, 2018, López Obrador and Morena held another referendum. During this second referendum, voters approved the construction of a railway, labeled the Mayan Train, that would link Mayan archaeological and tourist sites in five southeastern states—Campeche, Chiapas, Quintana Roo, Tabasco and Yucatan. The Mayan Train was envisaged to be a four-year project costing U.S.$7.4 billion which will connect Palenque with Cancún. A series of protests and legal challenges have slowed the completion of the Mayan train, which the Mexican government now expects to complete in 2023. We cannot assure you that the construction of the Mayan Train or any uncertainty around its construction will not impact the passenger traffic at our Mexican airports.

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

After mid-term elections on June 6, 2021, Morena lost the absolute majority in the Cámara de Diputados (Chamber of Deputies) that it had held since 2018. However, it remains the party that individually holds the most seats relative to any other party in Mexico. We cannot predict the impact that political developments in Mexico will have on the Mexican economy nor can provide any assurances that these events, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations,cash flows, prospects and/or the market price of our ADSs.

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

In addition, in recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA (further replaced by the United States - Mexico - Canada Agreement, or USMCA), and increased economic activity between the two countries. Therefore, adverse economic conditions in the United States, the termination of USMCA or other related events could have a material adverse effect on the Mexican economy. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially and adversely affect our business, financial condition or results of operations.

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

On October 1, 2018, Mexico announced that it had reached an agreement with Canada and the United States to modernize their free trade relationship and replace NAFTA. The new agreement, which is known as the USMCA, was formally signed on November 30, 2018, was ratified by the United States, Mexico and Canada, and entered into force on July 1, 2020. The modifications include, among others, minimum wages rules for the automotive sector, greater access to Canadian dairy markets, and extension of copyright protections to 70 years beyond the life of the author. In addition, the USMCA updates (for US and Mexico only) NAFTA’s Chapter 11 investor-state dispute settlement procedures. The USMCA includes a 16-year “sunset” clause, meaning the terms of the agreement expire after a set period of time, as well as being subject to a review every six years, at which point the United States, Mexico, and Canada can decide to extend the USMCA or not. If the USMCA is terminated or otherwise modified, such termination or modification could materially impact Mexico’s aviation sector. While it is difficult to predict their scope and effect, such changes could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market price of our ADSs.

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

In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. In particular, our financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) which differs from United States GAAP in a number of respects. Items on the financial statements of a company prepared in accordance with IFRS may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with United States GAAP.

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

On December 8, 2021, the U.S. State Department issued a Level 3 travel advisory to reconsider travel to Mexico due to COVID-19, and recommended exercising increased caution in Mexico due to crime and kidnapping, as some areas have increased risk. Historicallly, the regions in which we operate have not experienced the violence experienced in other parts of Mexico and none of the Mexican states in which we operate were cited as “do not travel to” or “reconsider travel to” zones in the December 8, 2021 travel advisory. However, we cannot guarantee that violence will not increase in, or that the U.S. State Department will not issue travel advisories for, the Mexican states in which we operate.

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

In the context of any political instability, allegations have been made against members of the Colombian government concerning possible ties with paramilitary groups. These allegations may undermine the Colombian government’s credibility, which could in turn negatively impact the Colombian economy and tourism and our operations there in the future. In November 2016, the Colombian government signed a revised peace agreement with the FARC guerillas that sought their demobilization and the end of the decades-long armed conflict. That same month, the revised peace agreement was ratified by both houses of Congress and the Colombian government formally entered into the peace agreement with FARC without submitting the agreement to the voters for their approval. On January 18, 2019, President Ivan Duque announced the end of negotiations for a peace agreement with the ELN, the second-largest guerilla group in the country. This decision was the result of a terrorist attack on a police station based in Bogotá, perpetrated by the ELN. The Colombian government has had military confrontations with the ELN and with dissident groups that a peace agreement had been signed with. Conflicts between guerrilla and paramilitary fighters for control of the territory vacated by former groups who reintegrated into civil society has caused outbreaks of violence in the country, which have also been met with responses by the Colombian government. In addition, some ex-guerrilla members continue to carry out illegal activities, including micro-drug trafficking and robbery, leading to the establishment of criminal bands in the Antioquia, Cauca and Valle del Cauca regions.

On January 2, 2022, violent confrontations broke out at the Arauca department in Colombia, as members of the ELN fought with dissidents of the FARC. The conflict arose over control of illegal economies, including drug trafficking to Venezuela, and led to deaths, illegal detentions, mass displacements and risk of forced displacement in border municipalities, specifically in Tame, Fortul, Saravena and Arauquita. The conflict continued to escalate over the following months, and the feasibility of a potential agreement between the ELN and FARC remains uncertain.

In addition, Colombia has recently experienced substantial migration from Venezuela, leading to strained relations between the nations, including with respect to commercial relations. Air transport between Colombia and Venezuela has slowed in part due to political and economic instability in Venezuela.

In June 2018, Ivan Duque, a center-right politician, was elected president of Colombia, and took office in August 2018. The introduction by Duque of a tax reform bill in 2021 resulted in nationwide protests against its government. A national strike began on April 28, 2021, which has led to road blockades through much of Colombia. Demonstrators have further protested for a variety of reasons, including opposition to certain economic and political reforms proposed by the Duque administration, corruption, the implementation of the peace agreement and the lack of safety and security provided to human rights defenders, and have demanded reforms related to pensions, access to education, environmental protection and inequality, among others. These protests have not been always been peaceful and extraordinary measures have been taken by the Duque administration to re-establish public order. On May 28, 2021, Duque issued Decree No. 575, authorizing the intervention of military forces in several regions of the country for purposes of assisting in the lifting of any kind of roadblocks and to prevent the installation of new blockades by protesters. We cannot assure that the protests, the national strike and their consequences will not have an adverse effect on our business, financial condition or results of operations.

Our Colombian operations could be adversely impacted by rapidly changing economic, political and social conditions in Colombia and by the Colombian government’s response to such economic and social conditions. Additionally, any changes in the ruling government, regulations or policies relating to aeronautical services or investment, or shifts in political attitudes in Colombia are beyond our control.

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

We will be classified as a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income for the taxable year consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2021 and do not expect to be a PFIC in the current year or the reasonably foreseeable future. PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC.

If we were to be or become classified as a PFIC, a U.S. Holder, as defined in “Item 10. Additional Information—Taxation—Passive Foreign Investment Company Status,” that does not make a “mark-to-market” election may incur significantly increased U.S. income tax on gain at ordinary income tax rates recognized on the sale or other disposition of shares of our common stock or ADSs and on the receipt of distributions on the shares of our common stock or ADSs to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules. We do not intend to provide holders with the information necessary to make a “QEF election” (as described in “Item 10. Additional Information—Taxation—Passive Foreign Investment Company Status”). Thus, a U.S. Holder seeking to mitigate the potential adverse effects of the PFIC rules should consider making a mark-to-market election. Additionally, if we were to be or become classified as a PFIC, a U.S. Holder of shares of our common stock or ADSs will be subject to additional U.S. tax form filing requirements, and the statute of limitations for collections may be suspended if the U.S. Holder does not file the appropriate form. See “Item 10. Additional Information— Taxation— Passive Foreign Investment Company Status,”.

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

Item 4.Information on the Company

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

Under the technical assistance agreement, ITA provides management and consulting services and transfers industry “know-how” and technology to ASUR in exchange for a technical assistance fee. This agreement is more fully described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” The agreement provides us a perpetual and exclusive license in Mexico to use all technical assistance and “know-how” transferred to us by ITA or its stockholders during the term of the agreement. The agreement had an initial 15-year term which expired in 2013, and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The agreement was renewed on June 29, 2018. Although Copenhagen Airports A/S (“Copenhagen Airports”) sold its stake in ITA to Mr. Fernando Chico Pardo in October 2010, this technical assistance agreement continues in force. ITA provides us assistance in various areas, including strategic planning, financial analysis and control, development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic volume at our airports, political and regulatory issues, assistance with the preparation of the master development plans that we are required to submit to the Ministry of Infrastructure, Communications and Transportation with respect to each of our airports, construction programming, exploring and analyzing new business opportunities, and the improvement of our airport operations.

The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for United States inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement). The agreement was amended in 2012 to provide for quarterly payments of the fee. The fixed dollar amount decreased during the agreement’s initial five years. The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002. Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the United States consumer price index) as from the first anniversary of the technical assistance agreement. In 2021, the fixed amount was U.S.$3.4 million. We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. In 2019, 2020 and 2021, the technical assistance costs were Ps.404.1 million, Ps.175.6 million and Ps. 391.7 million, respectively, greater than the fixed costs of Ps.58.4 million, Ps.62.4 million and Ps. 68.9 million, respectively, for the same periods.

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

Under our bylaws and the technical assistance agreement, ITA has the right to elect two members of our Board of Directors (which currently consists of eleven members) and their alternates, and to present the Board of Directors the name or names of the candidates for appointment as our chief executive officer, to remove our chief executive officer and to appoint and remove half of our executive officers. As the holder of the Series BB shares, ITA’s consent is also required to approve certain corporate matters so long as ITA’s Series BB shares represent at least 7.65% of our capital stock. In addition, our bylaws and the technical assistance agreement contain certain provisions designed to avoid conflicts of interest between ASUR and ITA. The rights of ITA in our management are explained in “Item 6. Directors, Senior Management and Employees—Committees.”

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

As required under the participation agreement entered into in connection with the Mexican government’s sale of the Series BB shares to ITA, ITA transferred its Series BB shares to a trust, the trustee of which is Banco Nacional de Comercio Exterior, S.N.C (“Bancomext”). Under the terms of the participation agreement and the trust agreement, ITA’s majority shareholder, currently Fernando Chico Pardo, was required to, directly or indirectly, maintain an ownership interest in ITA of a minimum of 51.0% unless otherwise approved by the Ministry of Infrastructure, Communications and Transportation. To the extent that Mr. Fernando Chico Pardo acquired shares of ITA in excess of a 51.0% interest, this additional interest could be sold without restriction. This ownership requirement expired on December 18, 2013. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—ITA Trust” for a further description of these provisions. If ITA or its stockholders default on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5.0% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

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

Investment in Luis Muñoz Marín International Airport

On July 11, 2012, Aerostar, a joint venture between our Cancún airport subsidiary and Oaktree Capital, submitted a successful bid for a concession to operate the LMM Airport. On February 27, 2013, the transaction was completed and Aerostar began operating the LMM Airport. On May 26, 2017, we acquired an additional 10% membership interest in Aerostar, pursuant to a Membership Interest Purchase Agreement, giving us a majority stake in the joint venture. In addition, Oaktree Capital sold its remaining 40.0% interest in Aerostar to PSP Investments, through its wholly-owned subsidiary AviAlliance, pursuant to a separate Membership Interest Purchase Agreement. Our Cancún airport subsidiary owns 60.0% of Aerostar’s outstanding membership interests, which it has pledged on a non-recourse basis to secure up to U.S.$410.0 million of indebtedness incurred by Aerostar to pay the upfront leasehold fee, fund capital expenditures and for working capital purposes. As member of Aerostar, our Cancún airport subsidiary is entitled to distributions. However, pursuant to the terms of Aerostar’s debt, distributions are permitted only when Aerostar is in compliance with certain conditions. Additionally, our Cancún airport subsidiary made a U.S.$100.0 million subordinated shareholder loan to Aerostar on February 22, 2013 to partially fund the cost of acquiring the concession to operate the LMM Airport and it is entitled to cash interest payments on this loan whenever certain conditions are met, including that dividends are permitted to be paid. Cash interest on the shareholder loan is paid in preference to any dividends that may be payable. When cash interest payments are not permitted, interest on this loan is capitalized. In April 2021, the remaining balance of principal amount and interest on this loan was paid.

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

We purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan. We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan from BBVA in April 2017 to pay the balance of the purchase price. The loan had a term of one year and an interest rate calculated on the basis of the 28-day TIIE plus 0.60% from July 31 to October 31, 2017; TIIE plus 0.85% from October 31, 2017 to January 31, 2018; TIIE plus 1.10% from January 31 to April 30, 2018 and TIIE plus 1.60% from April 30 to July 31, 2018. This loan was paid in October 2017.

Concurrently, in October 2017, we, through our Cancún airport subsidiary, obtained two loans of Ps.2,000.0 million each, one with BBVA and the other with Banco Santander. We guaranteed our Cancún airport subsidiary's obligations under these loans. While the BBVA and Banco Santander loans were outstanding, we and our subsidiaries were not permitted to create any liens upon any of our property, make any fundamental change to our corporate structure or sell any of our assets that exceed more than 10.0% of our consolidated total assets as of the most recent fiscal quarter prior to the sale. These loans further required that we and our subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or greater than 3.00:1.00 as of the last day of each fiscal quarter. Failure to comply with these covenants would have restricted our ability to pay dividends to our shareholders The remaining balance on the BBVA loan was repaid on October 13, 2021, and on October 18, 2021, we, through our Cancun airport subsidiary, entered into a seven-year loan agreement with BBVA for a principal amount of Ps. 2,000 maturing October 2028, with an annual TIIE rate plus an applicable margin. On September 29, 2021, we prepaid the remaining Ps. 2,000 million balance on the Santander loan and concurrently, through our Cancun airport subsidiary, we obtained a three-year term loan from this bank for a principal amount of Ps.2,650 million maturing on September 28, 2024 at a 28-day TIIE rate plus 150 basis points.

Master Development Programs in Mexico

Under the terms of our Mexican concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Infrastructure, Communications and Transportation every five years. Each master development plan covers a 15-year period and includes investment commitments for the regulated part of our business (including certain capital expenditures and improvements) for the succeeding five-year period and investment projections for the regulated part of our business (including certain capital expenditures and improvements) for the remaining 10 years (indicative investments). Once approved by the Ministry of Infrastructure, Communications and Transportation, these commitments become binding obligations under the terms of our Mexican concessions. Committed investments are minimum requirements, and our capital expenditures may exceed our investment commitments in any period. In June 2018, the Ministry of Infrastructure, Communications and Transportation approved each of our current updated master development plans. These plans are in effect from January 1, 2019 to December 31, 2023. In August, 19 2020, the Ministry of Infrastructure, Communications and Transportation approved the deferral of Ps.2,292.4 million of committed investments for projects contained in the master development plans and authorized for 2020 to the year 2021, due to the health emergency generated by COVID-19. Additionally, on October 29, 2020, we filed a request with the Ministry of Infrastructure, Communications and Transportation for an extraordinary review of the Mexican maximum rates, which was approved on April 7, 2021, and resulted in a reduction in committed investments and an increase in the Mexican maximum rates in the master development plans for the years 2021 to 2023.

The following table sets forth our committed investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2019		2020		2021		2022		2023		Totals

	(millions of constant Mexican pesos as of December 31, 2021)(1)

Cancún	1,433.8	(2)	2,043.5	(2)	1,600.2	(2)	979.1	(2)	245.6	(2)	6,302.2	(2)
Cozumel	42.5		77.7		128.7		76.7		26.9		352.5
Huatulco	242.4		115.9		87.9		106.0		101.0		653.2
Mérida	492.2		757.2		849.0		445.2		16.6		2,560.2
Minatitlán	43.1		29.2		59.2		20.9		9.7		162.1
Oaxaca	103.7		211.8		140.4		66.2		23.6		545.7
Tapachula	16.0		10.8		304.9		266.9		39.5		638.1
Veracruz	120.9		150.6		179.1		66.9		32.8		550.3
Villahermosa	137.5		146.2		184.0		40.7		31.9		540.3
Total	2,632.1		3,542.9		3,533.4		2,068.6		527.6		12,304.6
(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2021, we have invested Ps.3,533.4 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
	January 1, 2019-		January 1, 2024-	January 1, 2029-
Airport	December 31, 2023		December 31, 2028	December 31, 2033

	(millions of constant Mexican pesos as of December 31,2021)(1)
Cancún	6,302.3	(2)	6,669.5	5,314.1
Cozumel	352.4		447.2	256.0
Huatulco	653.2		457.5	234.8
Mérida	2,560.1		737.7	547.4
Minatitlán	162.2		277.7	98.7
Oaxaca	545.7		886.7	185.3
Tapachula	638.1		156.7	174.6
Veracruz	550.4		411.8	531.4
Villahermosa	540.3		372.6	506.9
Total	12,304.6		10,417.4	7,849.2

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2021, we have invested Ps.3,533.4 million (which is included in the investment commitments for this period shown above).

BUSINESS OVERVIEW

We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our Mexican concessions include the concession for Cancún International Airport, which was the second busiest airport in Mexico in 2021 in terms of passenger traffic, and the busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

We own a controlling interest in Airplan. Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín, the José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal. For more information on the concessions in Colombia, see “Item 4. Information on the Company-Colombian Regulatory Framework-Scope of Colombian Concessions and General Obligations.”

In addition, our subsidiary Aerostar holds a lease to operate, maintain and develop the LMM Airport, in San Juan, Puerto Rico, for an initial term of forty (40) years from February 27, 2013 (the “LMM Lease”).

On April 8, 2021, we published our Sustainability Report for the year 2021 (the “Sustainability Report”). The purpose of this report is to describe the measures we implemented towards achieving our environmental, social and governance goals, and to set new strategic objectives to the benefit of the company and our stakeholders. The Sustainability Report covers our and our subsidiaries’ operations from January 1, 2021 to December 31, 2021, with a particular focus on human rights, working conditions, environment and anticorruption matters. In the short and medium terms (2023-2026), our main sustainability objectives are to establish a Sustainability Committee that reports to our Board of Directors, work towards emissions reductions and energy efficiency through both on-site and off-site generation of solar power, adopt measures to supplement our water consumption with systems to capture and use rainwater, promote diversity in our workforce and on the company’s Board, aim to achieve equitable pay, and create succession plans for our independent Board members and key executives. In the long term, we intend to make our operations carbon neutral, promote gender equity, align our corporate governance with best practice and increase our participation in and support for local communities. Our Sustainability Report is available on our website at www.asur.com.mx. For the avoidance of doubt, our Sustainability Report is not incorporated in, and should not be viewed as part of, this Annual Report on Form 20-F.

Mexico

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top 10 countries worldwide in terms of foreign visitors, with approximately 24.8 million visitors in 2020, and 31 million visitors in 2021, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2020 and first in 2021 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2021, according to the Mexican Ministry of Tourism. Cancún International Airport represented 74.6%, 74.2%, and 76.6% of our Mexican passenger traffic volume and 77.1%, 70.8%, and 73.3% of our Mexican revenues in 2019, 2020, and 2021, respectively. As of December 31, 2021, Cancún had 36,032 hotel rooms, according to the Mexican Ministry of Tourism. We believe that Cancún International Airport benefits from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas. According to Mexican Ministry of Tourism, the Mayan Riviera had 46,352 hotel rooms as of December 31, 2021.

Our Mexican airports served approximately 34.2 million passengers in 2019, approximately 16.5 million passengers in 2020 and approximately 29.1 million passengers in 2021. For year-by-year passenger figures, see “Item 4. Information on the Company—Business Overview—Our Mexican Airports.”

The United States currently is a significant source of passenger traffic volume in our Mexican airports. In 2019, 2020 and 2021 international passengers represented 51.2%, 44.1% and 48.3% respectively, of the total passenger traffic volume in our Mexican airports. In 2019, 2020 and 2021, 55.7%, 66.2% and 76.4%, respectively, of the international passengers in our Mexican airports traveled on flights originating in or departing to the United States. As of December 31, 2021, 3 Mexican and 17 international airlines, including United States-based airlines such as American Airlines and United Airlines, operated flights, directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines), that originated from or departed for the United States at our Mexican airports.

The following table sets forth our revenues from our Mexican operations for the period presented.

		Year ended December 31,
	2019		2020		2021

		(thousands of Mexican pesos)
Revenues:
Aeronautical Services	Ps.	6,334,890	Ps.	3,115,335	Ps.	6,206,649
Non-Aeronautical Services		4,380,821		2,517,816		4,384,946
Construction Services		725,047		3,296,482		2,908,604
Total		11,440,758		8,929,633		13,500,199

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

Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services. Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense. Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft. In 2019, 2020 and 2021, 57.1%, 42.9% and 50.1% of our consolidated revenues, respectively, were derived from aeronautical services.

Passenger Charges

At our Mexican airports, we collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline. As of October 2021, the charge for international passengers was U.S.$ 32.76, U.S.$ 29.31, U.S.$ 31.03, U.S.$ 26.72, U.S.$ 25.86, U.S.$ 25.86, U.S.$ 27.59 and U.S.$ 27.59, for Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa airports, respectively. As of October 2021, the charge for Mexican domestic passengers was Ps. 202.59, Ps. 405.17, Ps. 413.79, Ps. 478.45, Ps. 465.52, Ps. 462.07, Ps. 418.10 and Ps. 418.10, for Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa airports, respectively. As of December 2021, the charge for international passengers was U.S.$ 26.72 and the charge for Mexican domestic passengers was Ps. 193.97 for the Cancún Airport. International passenger charges are currently dollar-denominated, but generally collected in Mexican pesos based on the average exchange rate during the month prior to the flight. Mexican domestic passenger charges are peso-denominated. In each of 2019, 2020 and 2021, passenger charges at our Mexican airports represented 53.1%, 45.4%, and 53.0%, respectively, of our aeronautical revenues and 30.3%, 19.5% and 26.5%, respectively, of our total consolidated revenues. From time to time, including in 2021, we have offered discounts on passenger charges at certain of our airports.

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

Non-aeronautical Services

General

At our Mexican airports, non-aeronautical services have historically generated a proportionately smaller portion of our revenues, but have become an increased source of revenues in recent years. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2019, 2020 and 2021, 33.0%, 25.4% and 30.6% of our consolidated revenues, respectively, were derived from commercial revenues from our Mexican airports as defined under the Mexican Airport Law and from our international airports (Puerto Rico and Colombia) since June 1, 2017 and October 29, 2017, the dates on which we began consolidating the results of Puerto Rico and Colombia, respectively.

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

In 2013, we opened 27 commercial spaces, including 21 in Cancún, two in Villahermosa, one in Veracruz, one in Cozumel and two in Oaxaca. In 2014, we opened 52 commercial spaces, including 32 in Cancún, four in Mérida, three in Villahermosa, two in Veracruz, five in Cozumel, three in Oaxaca, two in Huatulco and one in Minatitlán. In 2015, we opened 19 commercial spaces, including 14 in Cancún, one in Mérida, one in Veracruz, one in Oaxaca, one in Huatulco and one in Minatitlán. In 2016, we opened 21 commercial spaces, including 10 in Cancún, two in Mérida, one in Villahermosa, six in Veracruz and two in Huatulco. In 2017, we opened 67 commercial spaces, including 64 in Cancún, one in Oaxaca and two in Huatulco. In 2018, we opened 22 commercial spaces, including 15 in Cancún, 3 in Cozumel, 3 in Oaxaca, and one in Tapachula. In 2019, we opened 7 commercial spaces, all in Cancún. In 2020, we opened four commercial spaces, including one in Cancún, one in Mérida and two in Oaxaca. In 2021, we opened nine commercial spaces, including six in Cancún, one in Cozumel and two in Mérida.

Within our nine Mexican airports, we leased 683 commercial premises through 328 contracts with tenants as of December 31, 2021, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenants in terms of occupied space and revenue in 2021 were Aldeasa and Controladora Mera and its affiliates.

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

Automobile Parking and Ground Transport

Each of our Mexican airports has public car parking facilities consisting of open-air parking lots. The only Mexican airport at which we do not charge parking fees is Cozumel. Revenues from car parking at our Mexican airports currently are not regulated, although they could become regulated upon a finding by the COFECE that there are no competing alternatives. On August 21, 2019, the Board of Commissioners of COFECE in Mexico notified our Cancún airport subsidiary of a decision issued on July 25, 2019, which provides for: (i) administrative liability for monopolistic practices (as described in Article 54, Section I and Article 56, Section V of the LFCE (refusal of access)) and (ii) a fine of Ps.73 million. We believe we have sufficient grounds for defense and have appealed COFECE’s decision.

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

In response to the COVID-19 pandemic, we have implemented, among others, the following measures:

•	installed disinfectant gel dispensers based on alcohol at a minimum of 70% in public areas and strategic points,
•	mandated the use of facemasks in all areas,
•	installed temperature checkpoints at entry points for passengers and airport personnel,
•	provided personal protection equipment (PPE) (facemasks, gloves, face shields) to all our airport personnel,
•	installed ozone air purifiers at key locations to minimize airborne viruses,
•	installed disinfectant mats to eliminate viruses and bacteria on footwear at the entrances to the terminals and offices,
•	installed floor markings to aid social distancing, added decals in our passenger benches to ensure safe spacing, and displayed COVID-19 and hygiene information throughout our airports,
•

installed protective acrylics to minimize the transmission routes of COVID-19 between passengers and personnel in the airport facilities, including at information modules and commercial areas, such as stores and rental companies,

•	installed acrylic screens at our offices as barriers to protect our workers and clients,

•	implemented periodic inspections through all areas to ensure that sanitary protocols are being followed and to identify additional areas of opportunity,
•	installed physical barriers to ensure entry only and exit only flows,
•	increased the cleaning and sanitation cycles in all areas of our facilities, including through the increased use of disinfectants and the daily cleaning of transport equipment,
•	installed trash cans for the exclusive deposit of waste PPE,
•	established guidelines for effective, efficient and recurrent supervision of compliance with health measures to prevent the spread of COVID-19,
•	reduced capacity within all business premises to allow for appropriate physical spacing,
•	displayed COVID-19 information, including national and international regulations regarding the pandemic and other relevant information, on all our airport information screens,
•	instituted work from home and staggered activity policies in certain departments,
•	circulated to airport personnel informational materials on preventive measures and questionnaires to detect health risks,
•	limited meetings and gatherings in our airports, and
•	required COVID-19 trainings and courses for all ASUR personnel.

Fuel

As part of the amendments that opened Mexico’s airports to private investment, all airport property and installations related to the supply and storage of aircraft fuel were retained by the Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares) considering that concession holders were forbidden to provide such services. Pursuant to our Mexican concessions, the Mexican Airport and Auxiliary Services Agency entered into several agreements, under which it was obligated to pay to each of our subsidiary concession holders a fee for access to our facilities equivalent to 1.0% of the service charge for fuel supply. As of January 1, 2015, and as a result of certain structural reforms in Mexico’s constitutional and regulatory framework in connection with, among other things, the energy sector, private parties are now eligible to store, commercialize, distribute and supply fuel in airports to air carriers and third-party service providers of non-aeronautical services. In order to store, commercialize, distribute and supply fuel in airports, the eligible private parties are required to obtain the relevant permit from the Energy Regulatory Commission (Comisión Reguladora de Energía). In addition, third-party service providers of non-aeronautical services are required to obtain a favorable opinion from the Mexican Ministry of Energy (Secretaría de Energía), the Mexican Ministry of Infrastructure, Communications and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes) and the office of Mexico’s attorney general in order to be able to acquire such fuel. As of April 8, 2022, one third-party service provider is currently selling fuel at our Mexican airports.

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

Our Mexican Airports

In 2021, our Mexican airports served a total of 29.1 million passengers, 48.3% of which were international passengers. In 2021, Cancún International Airport accounted for 76.6% of our Mexican passenger traffic volume and 73.3% of our Mexican revenues.

All of our Mexican airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our Mexican airports based on flight origination or destination.

	Passengers by Flight Origin or Destination(1)
	Year ended December 31,
						Percentage
						of total
	2017	2018	2019	2020	2021	2021

	(in thousands )
Región
Mexico(2)	14,755	16,269	17,112	9,423	15,431	53.0%
United States	10,087	10,165	9,741	4,818	10,765	36.9%
Canada	2,244	2,449	2,701	1,110	510	1.8%
Europe	1,912	2,043	2,102	454	918	3.1%
Latin America	2,055	2,321	2,506	724	1,514	5.2%
Total	31,053	33,247	34,162	16,529	29,138	100.0%

(1)	Figures exclude passengers in transit and private aviation passengers.
(2)	Figures include international passengers on domestic flights; in 2021, such passengers accounted for 2.7% of all Mexican domestic passengers.

In 2019, 2020 and 2021, 59.3%, 56.8% and 55.6%, respectively, of our Mexican domestic passengers traveled to or from Mexico City.

The following table sets forth the total traffic volume and air traffic movements in our nine Mexican airports for the periods presented.

	Airport Traffic
	Year ended December 31,
	2017	2018	2019	2020	2021

	(in thousands )
Passengers:
Total	31,052.6	33,247.3	34,161.9	16,528.7	29,138.5
Air Traffic Movements
Total	328.8	342.1	335.5	205.6	303.6

The following table sets forth the passenger traffic volume for each of our Mexican airports during the periods indicated:

	Passenger Traffic
	Year ended December 31,
	2017	2018	2019	2020	2021

	( in thousands)
Cancún	23,601.5	25,202.0	25,482.0	12,259.1	22,318.5
Mérida	2,148.5	2,451.6	2,790.7	1,297.3	2,079.5
Veracruz	1,368.0	1,488.6	1,475.6	721.2	1.103.5
Villahermosa	1,260.3	1,227.7	1,245.0	638.5	976.5
Oaxaca	862.3	951.0	1,196.3	590.8	913.9
Huatulco	776.6	819.3	892.3	402.7	692.2
Cozumel	541.6	579.7	546.4	268.3	531.7
Tapachula	292.6	330.6	385.5	280.5	424.2
Minatitlán	201.2	196.8	148.2	70.3	98.5
Total	31,052.6	33,247.3	34,162.0	16,528.7	29,138.5

The following table sets forth the air traffic movements in each of our Mexican airports during the periods indicated:

	Air Traffic Movements by Airport(1)
	Year ended December 31,
	2017	2018	2019	2020	2021
Cancún	181,105	190,187	183,840	106,678	176,549
Mérida	43,362	50,091	52,341	33,662	39,273
Veracruz	24,659	27,200	24,662	14,624	18,476
Villahermosa	21,372	18,246	18,849	14,049	17,665
Oaxaca	19,276	18,635	20,834	11,804	15,899
Cozumel	15,092	15,065	12,624	9,285	15,146
Tapachula	9,749	8,867	8,603	7,983	9,606
Huatulco	9,486	9,356	10,098	5,178	7,934
Minatitlán	4,747	4,405	3,613	2,329	3,045
Total	328,848	342,052	335,464	205,592	303,593

(1)	Includes departures and landings.

The following table sets forth the air traffic movements in our Mexican airports for the periods indicated in terms of commercial, charter and general aviation:

	Air Traffic Movements by Aviation Category
	Year ended December 31,
	2017	2018	2019	2020	2021
Commercial Aviation	277,504	285,163	280,635	162,859	250,646
Charter Aviation	3,323	3,606	2,534	1,650	3,431
General Aviation(1)	48,021	53,283	52,295	41,083	49,516
Total	328,848	342,052	335,464	205,592	303,593

(1)	General aviation generally consists of small private aircraft.

Cancún International Airport

Cancún International Airport is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2021, Cancún International Airport was the second busiest airport in Mexico in terms of passenger traffic and the busiest in terms of international passengers in regular service, according to the General Office of Civil Aviation, Mexico’s federal authority on aviation. The airport is located approximately 16 kilometers (10 miles) from the city of Cancún, which has a population of 913,589. A substantial majority of the airport’s international passengers (55.6% in 2019, 66.5% in 2020, and 76.2% in 2021) began or ended their travel in the United States. The airport’s most important points of origin and destination are Mexico City, Monterrey, Guadalajara, Dallas and Houston. Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the economies of the United States or Mexico” and “Item 3. Key Information—Risk Factors— Risks Related to Our Operations—The COVID-19 pandemic has had and could continue to have a negative impact on our operations.”

During 2021, approximately 22.3 million passengers traveled through Cancún International Airport, principally through Terminal 2, Terminal 3, which was opened in May 2007 and Terminal 4, which was opened in November 2017. After having closed in October 2005 following Hurricane Wilma, Terminal 1 was reopened in November 2013 to service an increased flight schedule of low-cost airlines such as VivaAerobus and MagniCharters.

Cancún is located in the state of Quintana Roo. Cancún and its surroundings were the most visited international tourism destination in Mexico in 2021, according to the Mexican Ministry of Tourism. According to Mexican Ministry of Tourism, the Cancún area had 36,032 hotel rooms as of December 31, 2021. Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún International Airport. By air, Cancún is approximately one and a half to five hours from most major cities in the United States and 10 to 13 hours from most major European cities.

Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancún International Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican Ministry of Tourism, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of 82,384 hotel rooms as of December 31, 2021.

Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business is highly dependent upon revenues from Cancún International Airport.”

The airport’s facilities include a total of 68 aircraft parking stands, 18 of which are remote aircraft parking stands. Terminal 1 (the charter and low-cost airline terminal), Terminal 2 (the old main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the terminal that commenced operations in May 2007 as described below), Terminal 4 (the terminal that commenced operations in November 2017 as described below) and a general aviation building that handles private aircraft. The airport has 68 gates, 40 of which are accessible by passenger walkways. Terminal 1 has 7 contact gates. Terminal 2 has 9 gates accessible by passenger walkways, 3 contact gates and 10 remote gates. Terminal 3 has 17 boarding gates accessible by passenger walkways and 6 remote gates. Terminal 4 has 14 boarding gates accessible by passenger walkways and 2 remote gates. The airport has 564 retail outlets located throughout Terminals 1, 2, 3 and 4 and one bank branch located in Terminal 2.

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

Terminal 4 opened in November 2017. Equipped with a total of 14 boarding gates, Terminal 4 can cater to up to nine million domestic and international passengers a year. On April 7, 2021, the Ministry of Infrastructure, Communications and Transportation approved our request for an extraordinary review of the Mexican maximum rates, which allowed us to complete the construction of the terminal. Consequently, the airport’s passenger handling capacity as of December 31, 2021 was 22.3 million passengers per year.

Terminal 4 is located to the west of the existing airport facilities, between runway ends 12L and 12R. The terminal building currently has a surface area of more than 64,000 square meters, as well as 10 security filters and 14 aircraft parking stands, each with its own boarding bridge. Terminal 4 has been designed to be easily expandable when capacity increases are required, without causing disruption in day-to-day operations, and will maintain separate passenger flows for domestic and international passengers. In addition, the terminal has a multi-level floor plan, with the upper level reserved for departing passengers and the mezzanine and lower levels for arriving passengers. The new terminal consists of ten buildings with two-level double height spaces and a mezzanine level.

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

Mérida International Airport

Mérida International Airport serves the inland city of Mérida, which has a population of 959,748 , and surrounding areas in the state of Yucatán. Mérida International Airport ranked second among our Mexican airports in 2021 in terms of passenger traffic. The substantial majority of this airport’s passengers are domestic. The airport’s primary point of origin and destination is Mexico City. In 2021, approximately 2.1 million passengers traveled through Mérida International Airport.

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

The airport has two perpendicular runways, one with a length of 3,200 meters (2.0 miles) and another with a length of 2,300 meters (1.4 miles). The airport has one terminal, with five gates accessible by passenger walkways and five boarding positions without walkways.

In 2019, 2020 and 2021, 22,444, 20,074 and 22,458 metric tons of cargo, respectively, were transported through Mérida International Airport, making it our second airport in terms of cargo volume. In 2019, 2020 and 2021, Mérida represented 34.7%, 42.9% and 35.2%, respectively, of our total cargo volume.

There are currently 44 businesses operating at Mérida International Airport. One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (GDS) pursuant to a long-term lease contract that terminated on January 1, 2009. This lease allowed GDS to construct and develop the airport’s air cargo terminal. Because GDS continued operating the business notwithstanding the termination of the lease, we initiated legal proceedings to have them evicted. A final judgment was issued in February 2017, terminating the lease agreement and ordering the return of 80,000 leased square meters to us. In December 2017, an area of 78,000 square meters was judicially delivered to us, and in May 2018, we recovered full possession of the building leased to customs agents. However, despite two judgments in our favor, as of April 8, 2022, the return of 14,000 square meters currently in the possession of GDS remains pending.

On December 15, 2020, we filed a petition before the District Court of Mérida regarding the failure by GDS to voluntary deliver the remaining property. On January 14, 2021, the District Court of Mérida published an opinion stating that the remaining property had not been delivered to us, and therefore we petitioned the Ninth Civil Court of Mexico City to order the forced delivery of the remaining property. The Ninth Civil Court of Mexico City is currently considering our request.

The proceedings are currently suspended because GDS has filed various legal remedies against the judgments issued by the Ninth Civil Court of Mexico City, including a request for annulment filed by GDS against the customs authority’s refusal to extend the authorization granted to GDS in 1993 with respect to the provision of customs bonded warehouse services. Additionally, three claims (amparos) were filed against GDS by companies alleging to have contracted the bonded warehouse services currently suspended. Until a decision with respect to these proceedings is made, GDS may continue to refuse to return the property currently in its possession.

In addition to the business formerly operated by GDS, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009. Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

Cozumel International Airport

Cozumel International Airport is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2021, 531,675 passengers traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 4.6 million, 1.1 million and 650,117 cruise ship visitors in 2019, 2020, and 2021, respectively. Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers. The airport’s most important points of origin and destination are Mexico City and Houston. The island of Cozumel has a population of 105,116.

The airport has a commercial runway with a length of 2,700 meters (1.7 miles). The airport has one main commercial terminal with six boarding positions and a total area of 12,071 square meters (approximately 129.93 thousand square feet). The airport also has a general aviation building for small private aircraft. There are currently 38 businesses operating at Cozumel International Airport.

Villahermosa International Airport

Villahermosa International Airport is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of 1 .2 million. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry. During 2021, the airport served approximately 976,456 passengers, substantially all of which arrived on domestic flights. The airport’s most important points of origin and destination are Mexico City and Monterrey.

As a result of a modernization project carried out in 2006, the airport’s commercial aviation apron was extended by a total of 12,521 square meters (approximately 134.6 thousand square feet), representing an increase of 87.0%. The terminal building was expanded from 5,463 square meters (approximately 58.7 thousand square feet) to 9,584 square meters (approximately 103.2 thousand square feet), representing an increase of 77.0%. There are currently 27 businesses operating at Villahermosa International Airport.

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

Oaxaca International Airport

Oaxaca International Airport serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of 457,609. The airport served 913,937 passengers in 2021, most of which were domestic. The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport’s most important point of origin and destination is Mexico City and Tijuana.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with nine contact positions. The airport also includes a general aviation building for small private airplanes with 38 positions and two additional positions for helicopters. There are currently 31 businesses operating at Oaxaca International Airport.

Veracruz International Airport

Veracruz International Airport is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of 749,325. Veracruz is one of the busiest ports in Mexico, accounting for 15.8% of all commercial traffic in Mexican ports, and is the location of the country’s largest container terminal. According to the Mexican Bureau of Ports, Veracruz accounted for 11.2% of all waterborne cargo handled by Mexican ports in 2021. In 2021, the airport served approximately 1.1 million passengers. Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important points of origin and destination are Mexico City, Cancún and Monterrey.

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

Huatulco International Airport

Huatulco International Airport serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast. Huatulco has a population of 45,495, and was first developed as a tourist resort in the late 1980s. The airport served 692,150 passengers in 2021, most of which were domestic. The substantial majority of the airport’s passengers are international tourists, although the majority arrive through domestic flights and are classified as domestic passengers because of their connection in Mexico City. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 3,000 meters (1.9 miles). It was extended from a previous length of 2,700 meters (1.7 miles). The airport’s terminal has eight remote positions. The airport has a general aviation building for small private airplanes with 16 positions. There are currently 31 businesses operating at Huatulco International Airport.

Tapachula International Airport

Tapachula International Airport serves the city of Tapachula, which has a population of 380,647, and the state of Chiapas. In 2021, the airport served 424,249 passengers, substantially all of which were domestic. The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one terminal with four remote boarding positions. The airport also has a general aviation building for small private aircraft with 19 positions. There are currently 21 businesses operating at Tapachula International Airport.

Minatitlán International Airport

Minatitlán International Airport is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos in the state of Veracruz, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán. The metropolitan area comprised of these three cities has a population of 511,753. In 2021, the airport served 98,544 passengers. In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque. The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses. Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,100 meters (1.3 miles). The airport’s main terminal has four remote parking positions. The airport has a general aviation building for small private airplanes with 11 boarding positions and two additional positions for helicopters. There are currently 14 businesses operating at Minatitlán International Airport.

Other Mexican Properties

In October 2008, we purchased 130 hectares of land on the bay of Huatulco from FONATUR for Ps.286.3 million. We won the right to purchase the land through a public bidding process that was part of a program launched by the Mexican government to accelerate the development of Huatulco as a flagship city for Mexican tourism. Pursuant to the terms of the purchase agreement, we are required to construct at least 450, and no more than 1,300 hotel rooms. We will be considered to have satisfied our obligations under the purchase agreement when at least 80.0% of the construction on 450 hotel rooms is completed. On March 26, 2013, FONATUR relieved us of the obligation to submit architectural plans and begin and complete construction within a specific timeframe. On October 28, 2020, FONATUR agreed to terminate the Ps.286.3 million land contract. On March 3, 2021, we received the initial payment of Ps.50 million from FONATUR, at which time the obligations under the purchase agreement no longer had legal effect. On June 28, 2021 FONATUR paid the remaining Ps.236.3 million and consequently we delivered the land on such date.

Principal Air Traffic Customers of our Mexican Airports

As of December 31, 2021, 6 Mexican airlines and 63 international airlines operated flights at our nine airports (including airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.

Volaris is the Mexican airline that operates the most flights at our Mexican airports. Among foreign airlines, American Airlines and United Airlines operate the greatest number of flights to and from our Mexican airports. In 2021, American Airlines and United Airlines accounted for 12.1% and 10.5%, respectively, of our revenues.

During late March 2019, Interjet experienced a series of flight delays and cancellations resulting in part from a shortage of employees to serve all of Interjet’s scheduled flights for the period. On December 11, 2020, Interjet stopped all flights and has not resumed operations.

The following table sets forth our principal air traffic customers at our Mexican airports based on the percentage of regulated revenues they represented for the years ended December 31, 2019, 2020 and 2021:

Principal Air Traffic Customers of our Mexican Airports

	Percentage of ASUR Mexico Revenues
	Year ended December 31,
	2019	2020	2021
Customer
American Airlines, Inc.	9.4%	11.8%	12.1%
Aeroenlaces Nacionales, S. A. de C. V. (VivaAerobus)	8.2%	11.1%	11.6%
Concesionaria Vuela Compañía de Aviación SAPI de CV (Volaris)	8.1%	10.3%	12.2%
United Airlines, Inc.	9.0%	8.6%	10.5%
Delta Air Lines Inc.	6.8%	7.8%	7.5%
Aerolitoral, S. A. de C. V. (Aeromexico Connect)	5.5%	6.5%	5.2%
Aerovías de México, S. A. de C. V. (Aeromexico)	4.4%	5.5%	6.3%
ABC Aerolíneas, S. A. de C. V. (Interjet)	10.6%	5.0%	0%
Southwest Airlines Co.	4.2%	3.2%	4.8%
Other	33.8%	30.2%	29.8%
Total	100.0%	100.0%	100.0%

The COVID-19 outbreak began in December 2019 and caused a significant reduction in passenger traffic at our Mexican airports starting in March 2020. During the second, third and fourth quarters of 2020, our passenger traffic in Mexico decreased 66.6% relative to the same period in 2019. During 2021, our passenger traffic in Mexico increased 76.3% relative to 2020, and decreased 14.7% relative to the same period in 2019.

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

In addition, on May 11, 2010, the Mexican government announced the commencement of a bidding process for the construction of a new airport in the Mayan Riviera. Three companies, including ASUR, participated in the bidding process. On January 31, 2011, the COFECE issued an unfavorable decision regarding our participation in the bidding process. We disagreed with the decision and the views expressed by the COFECE and on March 11, 2011, we initiated legal proceedings to defend our right to participate in the bidding process. On May 20, 2011, we were notified by the Ministry of Infrastructure, Communications and Transportation, through the Mexican Civil Aviation Authority, that the international public bidding process was cancelled because none of the technical bids presented by the participants complied with the requirements established in the bidding documents. As a result, these legal proceedings were terminated. If a new bidding process is launched and we decide to participate, we may again be denied of such right.

Currently, the Mayan Riviera is served primarily by our Cancún Airport. In the context of the 2010 bidding process for the new Mayan Rivera airport, the Ministry of Infrastructure, Communications and Transportation undertook to adjust the master development plans and maximum rates for our airports within three months of the granting of a concession for the Mayan Riviera airport. We are unable to predict the effect that a new airport may have on our Mexican passenger traffic or operating results, and the extent of any revisions to our master development plans or maximum rates if a new project is successfully carried out.

In October 2020, the Mexican President announced that as part of an effort to develop the southeast of Mexico, the Mexican Army will build and operate a new airport in the City of Tulum, State of Quintana Roo, with plans to commence operations in 2023. The Mexican government had previously secured a piece of land measuring approximately 1,200 hectares where it will build the new airport, and has announced that the airport’s inauguration will be concurrent with the inauguration of the Mayan Train. The Mayan Train is a proposed intercity railway project that is set to connect airports and historic Mayan sites in Mexico, with rail coverage in the States of Chiapas, Yucatán and Quintana Roo. Construction of the new airport in Tulum is set to start in 2022, which may impact the passenger traffic at our Cancún airport.

The Mexican Airport and Auxiliary Services Agency currently operates six small airports in Mexico’s southeast region and Grupo Aeroportuario de Chiapas (“GAC”) operates two. The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 4.02% of passenger traffic in the region and GAC estimates that its airports account for less than 3.76% of passenger traffic in the region.

Luis Muñoz Marín International Airport

We, through our Cancún airport subsidiary, own a 60.0 % interest in Aerostar, which was awarded the forty-year LMM Lease for the LMM Airport with an initial term beginning on February 27, 2013. The LMM Airport is located three miles outside of San Juan, Puerto Rico. It is the Caribbean’s largest and busiest airport, offering leisure and business travel to over 51 destinations. The LMM Airport serves the capital of San Juan and it is the primary gateway from Puerto Rico to international destinations and the mainland United States. The LMM Airport is ranked as the 11th largest medium hub facility and the 39th largest airport in the United States by the FAA based on number of enplanements, as of December 31, 2021. According to the PRPA, in 2019, 2020 and 2021, approximately 9.4 million passengers, 4.8 million passengers and 9.7 million passengers, respectively, traveled through the LMM Airport.

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

In 2017, LMM Airport opened eight commercial spaces. In 2018, eight commercial spaces were opened. In 2019, sixteen commercial spaces were opened. No commercial spaces were opened in 2020 and 2021.

Principal Air Traffic Customers of LMM Airport

As of December 31, 2021, 40 domestic and 24 international airlines were operating directly or through code-sharing arrangements, where two or more airlines share the same flight and each airline publishes and markets the flight under its own flight number, at LMM Airport. Some airlines serve both international and domestic destinations.

As of December 31, 2021, scheduled passenger air services at LMM Airport were provided by 30 airlines (together with regional affiliates and other partners).

The following table sets forth our principal air traffic customers at LMM airport based on the percentage of Puerto Rico regulated revenues they represented for the year ended December 31, 2021.

Principal Air Traffic Customers of LMM Airport

	Percentage of ASUR Puerto Rico Revenues
	Year ended December 31,
	2019	2020	2021
Customer
JetBlue Airways	30%	24%	27%
American Airlines	11%	11%	13%
Spirit Airlines	6%	11%	10%
Southwest Airlines	8%	8%	9%
Delta Air Lines Inc.	6%	6%	7%
United Airlines	6%	6%	8%
Frontier Airlines	4%	5%	6%
Fedex	2%	4%	2%
Copa Airlines	4%	3%	1%
Seaborne Virgin Islands	3%	3%	1%
United Parcel Services	2%	3%	2%
Other	18%	16%	14%
Total	100%	100%	100%

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

The COVID-19 outbreak began in December 2019 and caused a significant reduction in passenger traffic at LMM Airport starting in March 2020. During the second, third and fourth quarters of 2020, our passenger traffic in Puerto Rico decreased 63.0% relative to the same period in 2019. During 2021, our passenger traffic in Puerto Rico increased 100% relative to 2020, and increased 2.5% relative to the same period in 2019.

In 2021, passengers at LMM Airport traveling to and from the mainland United States represented 94% of total passenger traffic. The LMM Airport’s passenger segments are primarily divided among leisure, visiting friends and relatives and business.

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

On February 22, 2013, our Cancún airport subsidiary made a U.S.$100.0 million subordinated shareholder loan to Aerostar to partially fund the cost of acquiring the concession to operate the LMM Airport. This subordinated shareholder loan is now treated as an intercompany loan as we have consolidated Aerostar’s financial results into ASUR’s financial results. In April 2021, the remaining balance on this loan was paid, including capitalized interest.

In May 2017, Highstar Aerostar sold a 10.0% interest in Aerostar to Aeropuerto de Cancún, our Cancún subsidiary, pursuant to a Membership Interest Purchase Agreement. As a result of this transaction, Aeropuerto de Cancún holds a 60.0% equity interest in Aerostar. In addition, Highstar Aerostar sold its remaining 40.0% interest in Aerostar to PSP Investments, pursuant to a separate Membership Interest Purchase Agreement. Following the closing of both transactions, we now hold a 60.0% equity interest in Aerostar through our Cancún airport subsidiary, and PSP Investments holds a 40.0% equity interest through AviAlliance, a wholly-owned subsidiary of PSP Investments. Starting June 1, 2017, we began to consolidate Aerostar’s financial results into ASUR’s financial results. We intend to continue operating Aerostar and the LMM Airport in a manner substantially consistent with prior operations.

Concurrently with the closing of these transactions, ASUR (through Aeropuerto de Cancún), Aerostar and PSP Investments agreed to amend and revise the Operating Agreement for Aerostar.

The Amended and Restated Operating Agreement prohibits any member from directly or indirectly selling, exchanging, transferring, pledging, assigning or otherwise disposing of its membership units to any person, with the exception of transfers (i) between investment funds where, following such transfer, the ownership interests remain under common ownership management or control or (ii) of shares of any member or any parent of such member that is publicly traded on a national or international stock exchange, whether or not the transfer occurs on such stock exchange. Restrictions on transfers include, among others, that (i) the proposed transferee must execute and deliver to the management board an instrument agreeing to be bound by the terms of the Amended and Restated Operating Agreement, (ii) each other member has been consulted as to any transferee becoming a member of Aerostar, and that (iii) the transferee (a) may not be a strategic airport competitor of ASUR, (b) is not and has not been involved in corrupt activities, (c) has not publicly stated it is insolvent, (d) is able to pay its debts as they become due, (e) has not filed for or is subject to bankruptcy and (f) the transfer otherwise complies with the Amended and Restated Operating Agreement.

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

Colombia

Prior to the outbreak of COVID-19, Colombia was growing as an increasingly popular tourist destination in Latin America. According to the Colombian Ministry of Commerce, Industry and Tourism, Colombia attracted approximately 1.98 million international visitors in 2021, a 43.6% increase compared to the same period in 2020, and approximately 1.38 million international visitors in 2020, a 69.5% decrease compared to the same period in 2019. In particular, Medellín and its outskirts, where we operate José María Córdova International Airport and Enrique Olaya Herrera Airport, is one of the most-visited cities in Colombia.

Our Colombian airports served approximately 12.1 million passengers in 2019, approximately 4.2 million passengers in 2020 and approximately 10.5 million passengers in 2021. For year-by-year passenger figures, see “—Our Colombian Airports.”

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

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft. Passenger charges are established and regulated by Aerocivil pursuant to Resolution 04530 of 2007. Pursuant to Aerocivil regulations and the concession agreement, José María Córdova, Montería and Quibdó Airports apply the same domestic passenger charge, Enrique Olaya Herrera Airport has its own domestic passenger charge and Carepa and Corozal apply the same domestic passenger charge. José María Córdova and Enrique Olaya Herrera Airports apply the same international passenger charge. International passenger charges are U.S. dollar denominated. As of January 15, 2022, the charge for international passengers was U.S.$45 for the José María Córdova and Enrique Olaya Herrera Airports. Colombian domestic passenger charges are Colombian peso denominated. As of January 15, 2022, the charge for Colombian domestic passengers was COP$18,200, COP$23,000, COP$18,200, COP$9,100, COP$18,200 and COP$9,100 for the José María Córdova, Enrique Olaya Herrera, Montería, Carepa, Quibdó and Corozal Airports, respectively.

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

Commercial Activities

Within our six Colombian airports, we leased 694 commercial premises through 425 contracts with local tenants as of December 31, 2021. Our most important tenants in terms of occupied space and revenue in 2021 were Aerovías del Continente Americano, S.A., Avianca, Duty Free Partners Colombia, S.A.S., Servicio de Parqueadero, Mera Medellín, S.A.S., Global Lounge Colombia, S.A.S., Sapia CI, S.A.S., Organización Terpel, S.A., Marketmedios Comunicaciones, S.A.S., Tampa Cargo, S.A.S., LASA Sociedad de Apoyo Aeronautico, S.A., Easyfly, S.A.S., Fast Colombia, S.A.S., Federal Express Corporation, Longport Colombia, Ltda, among others. In 2020, we provided support to some of our tenants by extending payment terms to 180 days. Our support programs have concluded, and our tenants have returned to paying in accordance within the time stated in their contracts.

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

Our Colombian Airports

In 2021, our Colombian airports served a total of 10.5 million passengers, excluding passengers in transit and private aviation passengers. In 2021, José María Córdova International Airport accounted for 74.6% of our passenger traffic and 83.3% of our revenues, in each case from our Colombian airports.

José María Córdova International Airport in Rionegro and Enrique Olaya Herrera Airport in Medellín are designated as international airports under Colombian aeronautical regulations, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

José María Córdova International Airport

José María Córdova International Airport is the second-busiest airport in Colombia in terms of passenger traffic. The airport is located in Rionegro, approximately 30 minutes from Medellín. Medellín has a population of approximately 2.6 million as of December 31, 2021, and is situated in a valley in the mountainous Antioquia department. The city is an urban center that is home to various businesses, museums, universities and parks. In addition, Medellín hosts an annual flower festival that attracts visitors.

The airport’s most significant points of origin and destination are Bogotá, Cartagena, Santa Marta, San Andrés, Cali, Miami, Tocumen, Barranquilla, Montería, Fort Lauderdale and Ciudad de México. During 2021, approximately 7.9 million passengers traveled through José María Córdova International Airport, including 1.5 million international passengers and 6.3 million domestic passengers.

The following table sets forth the number of international passengers (excluding passengers in transit and private aviation passengers) at José María Córdova International Airport by flight origin or destination.

	International Passenger Traffic
	Year ended December 31,
	2019	2020	2021

	(in thousands )
City:
Panama City	552.5	165.9	367.8
Miami	336.9	153.9	448.0
Fort Lauderdale	202.3	91.6	175.6
Madrid	183.6	47.6	38.4
Lima	153.0	33.1	41.3
Mexico City	151.0	47.9	108.2
Other	241.4	50.1	366.6
Total	1,820.7	590.1	1,545.9

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through José María Córdova International Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2019	2020	2021

	(in thousands)
City:
Bogotá	4,501.8	1,436.5	2,887.4
Cartagena	922.3	285.9	781.8
Cali	428.2	196.7	520.5
San Andrés	388.1	124.1	538.1
Barranquilla	368.8	159.8	331.9
Santa Marta	521.5	182.6	620.2
Other	278.7	96.3	629.1
Total	7,409.4	2,481.9	6,309.0

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. José María Córdova International Airport currently has one runway, with a length of 3,440 meters (2.1 miles). José María Córdova International Airport was built in 1985 and currently has two terminals (passenger and cargo terminals).

There are currently 331 businesses operating in José María Córdova International Airport.

Enrique Olaya Herrera Airport

Enrique Olaya Herrera Airport also serves the city of Medellín, and was the city’s main airport until the opening of José María Córdova International Airport in 1985. The airport is conveniently located within Medellín city limits and serves domestic flights to cities such as Bogotá, Bucaramanga and Pereira. The airport’s primary points of origin and destination are Quibdó, Apartadó, Pereira, Montería, Bogota and Calí. In 2021, approximately 1 million passengers traveled through Enrique Olaya Herrera Airport.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Enrique Olaya Herrera Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2019	2020	2021

	(in thousands)
City:
Quibdó	231.8	96.2	195.3
Apartadó	190.5	77.0	188.6
Bogotá	113.7	39.6	56.9
Montería	103.6	43.4	61.7
Pereira	107.9	41.0	98.1
Bucaramanga	64.6	23.3	39.4
Corozal	29.9	9.5	15.5
Manizales	52.3	17.7	40.0
Other	201.0	116.9	313.3
Total	1,095.3	464.6	1,008.8

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). Enrique Olaya Herrera Airport was built in 1932.

There are currently 180 businesses operating at Enrique Olaya Herrera Airport.

Los Garzones Airport

Los Garzones Airport serves the city of Montería, Colombia. The city of Montería is located in the northern region of Colombia and has a population of 505,000 as of December 31, 2021. The city is located approximately 30 miles from the Caribbean Sea and has an inland seaport connected to the Caribbean Sea by the Sinú River. During 2021, 1.1 million passengers traveled through Los Garzones Airport, including only Colombian domestic passengers. The airport’s primary points of origin and destination are Bogotá and Medellín. The airport serves domestic flights to cities such as Bogotá, Rionegro, Medellín, Barranquilla and Calí.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Los Garzones Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2019	2020	2021

	(in thousands)
City:
Bogotá	705.1	289.8	746.1
Medellín	285.7	121.2	348.6
Barranquilla	29.7	5.1	3.7
Other	7.8	1.9	0.00
Total	1,028.3	418.0	1,098.4

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 2,298 meters (1.4 miles). Los Garzones Airport was built in 1974.

There are currently 59 businesses operating at Los Garzones Airport.

Antonio Roldán Betancourt Airport

Antonio Roldán Betancourt Airport serves the city of Carepa, Colombia. The city of Carepa has a population of 57,484 as of December 31, 2021. During 2021, 224,100 passengers traveled through Antonio Roldán Betancourt Airport. The airport’s primary point of origin and destination is Medellín. The airport serves domestic flights to cities such as Bogotá, Medellín and Quibdó.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Antonio Roldán Betancourt Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2019	2020	2021

	(in thousands )
City:
Medellín	204.4	82.2	207.8
Bogotá	17.5	6.5	14.9
Quibdó	4.7	1.0	1.4
Other	0.3	0.5	0.00
Total	226.9	90.2	224.1

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,964 meters (1.2 miles). Antonio Roldán Betancourt Airport was built in 1989.

There are currently 24 businesses operating at Antonio Roldán Betancourt Airport.

El Caraño Airport

El Caraño Airport serves the city of Quibdó, Colombia, located on the Atrato River in the western region of the country. The city of Quibdó has a population of 97,714 as of December 31, 2021. During 2021, 302,911 passengers traveled through El Caraño Airport. The airport’s primary points of origin and destination are Medellín and Bogotá. The airport serves domestic flights to cities such as Medellín, Bogotá and Calí.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through El Caraño Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2019	2020	2021

	( in thousands )
City:
Medellín	241.8	100.5	205.6
Bogotá	82.1	23.8	45.2
Calí	22.6	6.8	9.9
Bahía Solano	20.2	9.6	19.4
Other	17.8	8.2	22.8
Total	384.5	148.9	302.9

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). El Caraño Airport was built in 1957.

There are currently 34 businesses operating at El Caraño Airport.

Las Brujas Airport

Las Brujas Airport serves the city of Corozal, Colombia. The city of Corozal has a population of 57,300 as of December 31, 2021. During 2021, 41,077 passengers traveled through Las Brujas Airport. The airport’s primary point of origin and destination is Bogotá. The airport serves domestic flights to cities such as Bogotá and Medellín.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Las Brujas Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2019	2020	2021

	( in thousands )
City:
Bogotá	57.0	12.0	25.8
Medellín	30.0	9.4	15.3
Other	—	0.3	—
Total	87.0	21.7	41.1

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). Las Brujas Airport was built in 1939.

There are currently 16 businesses operating at Las Brujas Airport.

Principal Air Traffic Customers of our Colombian Airports

As of December 31, 2021, 11 international and 6 Colombian airlines operated flights at our six Colombian airports.

Avianca is the Colombian airline that operates the most flights at our Colombian airports. Among foreign airlines, COPA and American Airlines operate the greatest number of flights to and from our Colombian airports.

The following table sets forth our principal air traffic customers at our Colombian airports based on the percentage of revenues they represented for the year ended December 31, 2021.

Principal Air Traffic Customers at Our Colombian Airports

	Percentage of ASUR Colombian Revenues
	Year ended December 31,
	2019	2020	2021
Customer
Aerovías del Continente Americano (AVIANCA)	25.4%	19.7%	16.4%
AeroRepública S.A. (COPA Airlines)	17.4%	15.1%	13.2%
Fast Colombia SAS (Viva Colombia)	11.1%	15.0%	17.1%
Aerovías de Integración Regional S.A. (LATAM)	7.6%	7.5%	8.9%
American Airlines Inc.	5.2%	6.9%	12.2%
Empresa Aérea de Servicios y Facilitación Logística Integral (EASYFLY)	4.4%	5.3%	4.2%
Spirit Airlines Inc.	4.2%	6.7%	7.1%
Satena	2.6%	2.8%	2.2%
Jet Blue Airways Corporation	2.7%	2.4%	3.0%
Others	19.4%	18.6%	15.7%
	100.0%	100.0%	100%

(1)	TACA’s routes were absorbed by Avianca on February 21, 2019.

The COVID-19 outbreak began in December 2019 and caused a significant reduction in passenger traffic at our Colombian airports starting in March 2020. During the second, third and fourth quarters of 2019, our passanger traffic in Colombia decreased 83.4% relative to the same period in 2019. During 2021, our passenger traffic in Colombia increased 149.8% relative to 2020.

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

MEXICAN REGULATORY FRAMEWORK

Applicable Law in Mexico

The following are the principal laws, regulations and instruments that govern our business and the operation of our Mexican airports:

•	the General Law of Commercial Corporations, enacted August 4, 1934,
•	the Mexican Communications Law, enacted February 19, 1940,
•	the Federal Labor Law, enacted April 1, 1970,
•	the Customs Law, enacted December 15, 1995,
•	the Value Added Tax Law, enacted December 29, 1978,
•	the Mexican Federal Duties Law, enacted December 31, 1981,
•	the Mexican Civil Aviation Law, enacted May 12, 1995,
•	the Social Security Law, enacted December 21, 1995,
•	the Mexican Airport Law, enacted December 22, 1995,
•	the Regulations to the Mexican Civil Aviation Law, enacted December 7, 1998,
•	the concessions that entitle our subsidiaries to operate our nine airports, which were granted in 1998 and amended in 1999,
•	the Regulations to the Mexican Airport Law, enacted February 17, 2000,
•	the Mexican National Assets Law, enacted May 20, 2004,
•	the Securities Market Law, enacted December 30, 2005,
•	the Income Tax Law, enacted December 11, 2013,
●	the Federal Economic Competition Law, enacted May 23, 2014, and
●	the Social Security Law, enacted on December 21, 1995.

The Mexican Airport Law and the regulations to the Mexican Airport Law establish the general framework regulating the construction, operation, maintenance and development of Mexican airport facilities. The Mexican Airport Law’s stated intent is to promote the expansion, development and modernization of Mexico’s airport infrastructure by encouraging investment and competition.

Under the Mexican Airport Law, a concession granted by the Ministry of Infrastructure, Communications and Transportation is required to construct, operate, maintain or develop a public service airport in Mexico. A concession generally must be granted pursuant to a public bidding process, except for: (i) concessions granted to (a) entities considered part of “the federal public administration” as defined under Mexican law and (b) private companies whose principal stockholder may be a state or municipal government; (ii) concessions granted to operators of private airports (who have operated privately for five or more years) wishing to begin operating their facilities as public service airports; and (iii) complementary concessions granted to existing concession holders. Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand. In 1998, the Ministry of Infrastructure, Communications and Transportation granted nine concessions to operate, maintain and develop the nine principal airports in Mexico’s southeast region to our subsidiaries. Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process. Each of our concessions was amended on March 19, 1999 in order, among other things, to incorporate each airport’s maximum rates and certain other terms as part of the concession.

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

On February 17, 2000, the regulations to the Mexican Airport Law were issued. Although we believe we are currently complying with the principal requirements of the Mexican Airport Law and its regulations, we are not in compliance with certain requirements under the regulations. These violations could result in fines or other sanctions being assessed by the Ministry of Infrastructure, Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times.

On May 23, 2014, the LFCE was enacted. The LFCE grants broad powers to the COFECE, including the abilities to investigate and regulate essential facilities, investigate companies, eliminate barriers to competition in order to promote access to the market and order the divestment of assets. The LFCE also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law, since the COFECE's decisions may only be challenged through indirect appeal (amparo indirecto).

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

On January 26, 2015, an amendment to the Mexican Airport Law was published and enacted. Among other matters, the amendment includes provisions that intend to create a competitive market for the suppliers of complementary services. To this end, the amendment establishes that a concession holder may not limit the number of providers of complementary services in its airport, except in instances in which space, efficiency and/or safety warrant such a limitation. If a concession holder denies entry to any complementary service provider, that service provider may file a complaint before the Ministry of Infrastructure, Communications and Transportation.

Additionally, on June 8, 2016, an amendment to the Mexican Airport Law was published and enacted, including additional provisions in connection with the granting of concessions or resolutions to extend the term thereof, and establishing requirements to be carried out by the Ministry of Infrastructure, Communications and Transportation before the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) in case public funds are used to finance an airport project.

On October 26, 2021, the Mexican Congress approved a tax reform amending several provisions under the Mexican Income Tax Law, Value Added Tax Law, Excise Tax Law and the Federal Tax Code, most of which became effective as of January 1, 2022. Some of the most relevant changes relate to certain exceptions for cross-border financing transactions between related parties, such as the exception to apply capitalization deductibility restrictions to reduced withholding tax rates. Given that we do not engage in cross-border transactions with related parties, we do not anticipate that these tax reforms will impact our financial results.

On January 21, 2022, the Regulations to the Mexican Civil Aviation Law (Reglamento de la Ley de Aviación Civil) introduced additional requirements and conditions for air transport services providers in general, including an obligation for airport concessionaires such as ASUR, to establish a Safety Management System (Sistema de Gestión de la Seguridad Operacional) (“SMS”) for purposes of identifying, analyzing, evaluating, managing and reducing risks related to the rendering of air transport services. The SMS shall be instrumented by means of an electronic platform to be created by the relevant Mexican aeronautical authority and its use will be regulated by a handbook to be established by the Mexican aeronautical authorities. Air services providers such as ASUR must provide all relevant information to the SMS in order for such information to be analyzed, compiled and published by the Mexican aeronautical authorities. We do not anticipate that these changes will adversely impact our business, results of operations, prospects or financial condition.

Relevant reforms to labor and employment regulations during 2021

In an attempt to regulate home office amid the Covid-19 pandemic, the Federal Labor Law was amended in early January 2021 to incorporate a telework modality. Pursuant to this reform, employees who carry out more than 40% of their job activities remotely, in a place different from their workplace and using information and communication technologies, will be considered a “teleworker” and are entitled to certain benefits. The telework reform set forth the following obligations for employers: (i) to provide the necessary tools for teleworking such as computer equipment, ergonomic chairs and printers, among others; (ii) to pay any costs derived from teleworking, including internet services and electricity; (iii) to implement mechanisms in connection with data protection, and (iv) to guarantee the employee’s right to disconnect from work. Pursuant to such amendments, certain administrative personnel of the Company could be deemed to be subject to the telework modality.

On April 23, 2021, the Mexican Congress approved the Labor Subcontracting Reform. The reform permits the subcontracting of specialized services and of shared services among companies from the same business group, provided that such services are not part of the recipient’s corporate purpose and main economic activity, and that the contracting party before the Registry for Specialized Services Providers of the Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social).

Amendments to the Social Security Law (Ley del Seguro Social) and the Workers’ National Housing Fund Institute Law (Ley del Instituto del Fondo Nacional de la Vivienda para los Trabajadores) include reporting obligations for service providers, who must provide quarterly reports to the social security institutions in connection with the specialized services contracts entered into during a specific period.

Fines for non-compliance with the Labor Subcontracting Reform may amount upto Ps.4.8 million. There can be no assurances that these changes will not affect our business, results of operations and financial condition.

Role of the Ministry of Infrastructure, Communications and Transportation

The Ministry of Infrastructure, Communications and Transportation is the principal regulator of airports in Mexico and is authorized by the Mexican Airport Law to perform the following functions:

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

In addition, under the Mexican Organic Law of the Federal Public Administration, the Mexican Airport Law and the Mexican Civil Aviation Law, the Ministry of Infrastructure, Communications and Transportation is required to provide air traffic control, radio assistance and aeronautical communications at Mexico’s airports. The Ministry of Infrastructure, Communications and Transportation provides these services through SENEAM, the Mexican air traffic control authority, which is a division of the Ministry of Infrastructure, Communications and Transportation. Since 1978, the Mexican air traffic control authority has provided air traffic control for Mexico’s airports.

Scope of Mexican Concessions and General Obligations of Concession Holders

As authorized under the Mexican Airport Law, each of the concessions held by our subsidiaries is for an initial 50-year term from November 1, 1998. This initial term of each of our Mexican concessions may be renewed in one or more terms for up to an additional 50 years, subject to the concession holder’s acceptance of any new conditions imposed by the Ministry of Infrastructure, Communications and Transportation and to its compliance with the terms of its concession.

In order to renew a concession, the Ministry of Infrastructure, Communications and Transportation must obtain a favorable opinion from the Tax Ministry, which will analyze the profitability of each of the airports together with the costs and benefits of renewing the concession. Such analysis compares the cash revenues that may be generated from the use, benefit and exploitation of the public domain assets and services subject to the relevant concessions against the associated costs. The Tax Ministry must issue a resolution on the profitability of each airport within 30 days following receipt of all relevant information from the Ministry of Infrastructure, Communications and Transportation. If the Tax Ministry does not issue a resolution within the 30-day period, it will be deemed that the Tax Ministry issued favorable opinion. In addition, together with the profitability analysis, the Ministry of Infrastructure, Communications and Transportation shall submit a proposal for the concession fee applicable to the renewed period to the Tax Ministry.

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

Each Mexican concession holder and any third party providing services at an airport is required to carry specified insurance in amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the Ministry of Infrastructure, Communications and Transportation. To date, the Ministry of Infrastructure, Communications and Transportation has not specified the required amounts of insurance. We cannot assure you that we will not be required to obtain additional insurance once these amounts are specified.

We and our Mexican subsidiary concession holders are jointly and severally liable to the Ministry of Infrastructure, Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries. Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets that they use and to third-party airport users. In the event of a breach of one concession, the Ministry of Infrastructure, Communications and Transportation is authorized to revoke all of the Mexican concessions held by our subsidiaries.

The shares of a Mexican concession holder and the rights under a concession may be subject to a lien only with the approval of the Ministry of Infrastructure, Communications and Transportation. No agreement documenting liens approved by the Ministry of Infrastructure, Communications and Transportation may allow the beneficiary of a pledge to become a concession holder under any circumstances.

A Mexican concession holder may not assign any of its rights or obligations under its concession without the authorization of the Ministry of Infrastructure, Communications and Transportation. The Ministry of Infrastructure, Communications and Transportation is authorized to consent to an assignment only if the proposed assignee satisfies the requirements to be a concession holder under the Mexican Airport Law, undertakes to comply with the obligations under the relevant concession and agrees to any other conditions that the Ministry may require.

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

Third parties rendering airport, complementary or commercial services are required to do so pursuant to a written agreement with the relevant concession holder. All agreements relating to airport or complementary services are required to be approved by the Ministry of Infrastructure, Communications and Transportation. The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties. All third-party service providers of complementary services are required to be corporations incorporated under Mexican law.

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

In the event of force majeure, the Ministry of Infrastructure, Communications and Transportation may impose additional regulations governing the provision of services at airports, but only to the extent necessary to address the force majeure event. The Mexican Airport Law allows the airport administrator appointed by a concession holder to suspend the provision of airport services in the event of force majeure.

A Mexican concession holder is also required to take all necessary measures to create a competitive market for complementary services. A concession holder may not limit the number of providers of complementary services in its airport, except in instances where space, efficiency and/or safety warrant such limitation. If a concession holder denies entry to any complementary services provider, such service provider may file a complaint before the Ministry of Infrastructure, Communications and Transportation. The Ministry of Infrastructure, Communications and Transportation shall determine within 60 days of the filing of the complaint whether entry of the service provider into the airport shall be authorized.

Master Development Plans

Mexican concession holders are also required to submit to the Ministry of Infrastructure, Communications and Transportation a master development plan describing, among other things, the concession holder’s construction and maintenance plans.

Each master development plan is for a 15-year period and is required to be updated every five years and resubmitted for approval to the Ministry of Infrastructure, Communications and Transportation. Upon such approval, the master development plan is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder’s master development plan or upon approval by the Ministry of Infrastructure, Communications and Transportation. Information required to be presented in the master development plan includes:

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

The Mexican concessions require the concession holder to engage recognized independent consultants to conduct polls among airport users with respect to current and expected quality standards, and to prepare air traffic projections and investment requirements. The concession holder must submit a draft of the master development plan to airport users for their review and comments. Further, the concession holder must submit the master development plan to the Ministry of Infrastructure, Communications and Transportation prior to the expiration of the five-year term. The Ministry of Infrastructure, Communications and Transportation may request additional information or clarification as well as seek further comments from airport users.

Changes to a master development plan and investment program require the approval of the Ministry of Infrastructure, Communications and Transportation, except for emergency repairs and minor works that do not adversely affect an airport’s operations.

In June 2018, the Ministry of Infrastructure, Communications and Transportation approved each of our current updated master development plans. These plans are in effect from January 1, 2019 to December 31, 2023.

In September 2020, the Ministry of Infrastructure, Communications and Transportation approved the deferral of Ps.2,292.4 million of committed investments for projects contained in the master development plans and authorized for 2020 to the year 2021, due to the health emergency generated by COVID-19.

On October 29, 2020, we filed a request with the Ministry of Infrastructure, Communications and Transportation for an extraordinary review of the Mexican maximum rates, which was approved on April 7, 2021,and resulted in a reduction in committed investments and an increase in the Mexican maximum rates in the master development plans for the years 2021 to 2023.

The following table sets forth our committed investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2019		2020		2021		2022		2023		Totals

	(millions of constant Mexican pesos as of December 31,2021)(1)
Cancún	1,433.8	(2)	2,043.5	(2)	1,600.2	(2)	979.1	(2)	245.6	(2)	6,302.2	(2)
Cozumel	42.5		77.7		128.7		76.7		26.9		352.5
Huatulco	242.4		115.9		87.9		106.0		101.0		653.2
Mérida	492.2		757.2		849.0		445.2		16.6		2,560.2
Minatitlán	43.1		29.2		59.2		20.9		9.7		162.1
Oaxaca	103.7		211.8		140.4		66.2		23.6		545.7
Tapachula	16.0		10.8		304.9		266.9		39.5		638.1
Veracruz	120.9		150.6		179.1		66.9		32.8		550.3
Villahermosa	137.5		146.2		184.0		40.7		31.9		540.3
Total	2,632.1		3,542.9		3,533.4		2,068.6		527.6		12,304.6

(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2021, we have invested Ps3,533.4million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
	January 1, 2019-		January 1, 2024-	January 1, 2029-
Airport	December 31, 2023		December 31, 2028	December 31, 2033

	(millions of constant Mexican pesos as of December 31,2021)(1)
Cancún	6,302.3	(2)	6,669.5	5,314.1
Cozumel	352.4		447.2	256.0
Huatulco	653.2		457.5	234.8
Mérida	2,560.1		737.7	547.4
Minatitlán	162.2		277.7	98.7
Oaxaca	545.7		886.7	185.3
Tapachula	638.1		156.7	174.6
Veracruz	550.4		411.8	531.4
Villahermosa	540.3		372.6	506.9
Total	12,304.6		10,417.4	7,849.2
(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2021, we have invested Ps.3,533.4 million (which is included in the investment commitments for this period shown above).

Price Regulation

The Mexican Airport Law provides that the Ministry of Infrastructure, Communications and Transportation may establish price regulations for services for which the COFECE determines that a competitive market does not exist. On March 9, 1999, the COFECE issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the Ministry of Infrastructure, Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to providers of complementary services in our airports. On March 19, 1999, a new regulation, the Rate Regulation, was incorporated within the terms of each of our Mexican concessions. The Rate Regulation, which became effective May 1, 1999, establishes the annual maximum rates for each of our concession holders, which is the maximum amount of revenue per workload unit (one passenger or 100 kilograms (220 pounds) of cargo) in a given year that the concession holder may earn at its airports from all regulated revenue sources. On May 23, 2014, the LFCE was enacted. The LFCE grants broad powers to the COFECE, including the abilities to investigate and regulate essential facilities, investigate companies, eliminate barriers to competition in order to promote access to the market and order the divestment of assets. The LFCE also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, and limits the availability of legal defenses against the application of the law, since the COFECE's decisions may only be challenged through indirect appeal (amparo indirecto).

Regulated Revenues

The Rate Regulation establishes a “dual-till” system of price regulation under which certain of our revenues, such as Mexican passenger charges, landing charges, aircraft parking charges and access fees from third parties providing complementary services at our airports are regulated, while the revenues that we earn from commercial activities in terminals at our Mexican airports, such as the leasing of space to duty-free stores, retailers, restaurants, car rental companies and banks, are not regulated.

The Rate Regulation provides that the following sources of revenues are regulated under this “dual-till” system:

•	revenues from airport services (as defined under the Mexican Airport Law), other than automobile parking, and
•

access fees earned from third parties providing complementary services, other than those related to the establishment of administrative quarters that the Ministry of Infrastructure, Communications and Transportation determines to be non-essential.

All other sources of revenues at our Mexican airports are not regulated. 57.9%, 37.4% and 48.1% of our Mexican revenues in 2019, 2020 and 2021, respectively, were derived from regulated sources of revenue.

Each Mexican concession holder is entitled to determine the prices charged for each regulated service and is required to register such prices with the Ministry of Infrastructure, Communications and Transportation. Once registered, those prices are deemed part of its concession, and may only be changed every six months or earlier if there has been a cumulative increase of at least 5.0% in the Mexican producer price index (excluding petroleum) as published by the Mexican Central Bank since the date of the last adjustment and in other specific circumstances. See “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Special Adjustments to Maximum Rates.”

Current Maximum Rates

Each Mexican airport’s maximum rates from January 1, 2019 to December 31, 2023 were set by the Ministry of Infrastructure, Communications and Transportation in August 2018. On April 6, 2021, the authority adjusted the maximum rates for all our airports to December 31, 2023.

The following table sets forth the maximum rates for each of our Mexican airports for the periods indicated. These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

	Maximum Rates(1)(2)
	Year ended December 31,
Airport	2019	2020	2021	2022	2023
Cozumel	317.12	314.89	498.58	495.09	491.62
Tapachula	299.00	296.91	348.56	346.11	343.69
Minatitlán	294.62	292.55	509.10	505.54	502.00
Villahermosa	245.54	243.83	277.66	275.73	273.80
Veracruz	244.92	243.20	287.64	285.62	283.62
Mérida	235.21	233.56	277.43	275.49	273.57
Huatulco	228.77	227.17	259.55	257.73	255.92
Oaxaca	216.79	215.27	234.95	233.31	231.67
Cancún	214.66	213.15	244.91	243.19	241.49
(1)	Expressed in adjusted Mexican pesos as of December 31, 2021 based on the Mexican producer price index (excluding petroleum).
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

•

A discount rate to be determined by the Ministry of Infrastructure, Communications and Transportation. The Mexican concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The Mexican concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the prior twenty four months plus a risk premium to be determined by the Ministry of Infrastructure, Communications and Transportation based on the inherent risk of the airport business in Mexico.

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

The Mexican concessions provide that each Mexican airport’s reference values, discount rate and the other variables used in calculating the maximum rates are not guarantees and do not in any manner represent an undertaking by the Ministry of Infrastructure, Communications and Transportation or the Mexican government as to the performance of any concession holder. To the extent that the revenues from services subject to price regulation in any period are less than an airport’s maximum rate multiplied by the workload units processed for such period, no adjustment will be made to compensate for this shortfall.

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Infrastructure, Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the daily value of the Unit of Measure and Update. As of February 2022, the daily value of the Unit of Measure and Update was Ps. 96.22. As a result, the maximum penalty as of such date could have been Ps. 4.81 million (U.S.$ 234,523). In the event that a Mexican concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Infrastructure, Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”

Currently, our calculation of workload units (one passenger or 100 kilograms (220 pounds)) of cargo does not include transit passengers. There is a possibility that in the future our workload units may include transit passengers and the Ministry of Infrastructure, Communications and Transportation will decrease our maximum rates to reflect this higher passenger base. Although there can be no assurance, we do not expect this change to occur in the short term or have a material adverse effect on our revenues if and when it happens.

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

•

Macroeconomic conditions. A concession holder may also request an adjustment in its maximum rates if, as a result of a decrease of at least 5.0% in Mexican gross domestic product in a 12-month period, the workload units processed in the concession holder’s airport are less than that projected when its maximum rates were determined. To grant an adjustment under these circumstances, the Ministry of Infrastructure, Communications and Transportation must have already allowed the concession holder to decrease its projected capital improvements as a result of the decline in passenger traffic volume. There can be no assurance that any request on these grounds would be approved, or that we would make such a request.

•

Increase in concession fee under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds would be approved.

•

Failure to make required investments or improvements. The Ministry of Infrastructure, Communications and Transportation annually is required to review each concession holder’s compliance with its master development plan (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its master development plan, the Ministry of Infrastructure, Communications and Transportation is entitled to decrease the concession holder’s maximum rates and assess penalties.

•

Excess revenues. In the event that revenues subject to price regulation per workload unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the Ministry of Infrastructure, Communications and Transportation is also entitled to assess penalties against the concession holder.

In addition, the Ministry of Infrastructure, Communications and Transportation has committed to review and adjust Cancún’s maximum rate within three months from the granting of a concession to operate the Mayan Riviera Airport to reflect changes in projected traffic levels at our airports. See “Item. 4 Information on the Company-Mexican Regulatory Framework-Master Development Plans.”

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

Reporting, Information and Consent Requirements

Mexican concession holders and third parties providing services at Mexican airports are required to provide the Ministry of Infrastructure, Communications and Transportation access to all airport facilities and information relating to an airport’s construction, operation, maintenance and development. Each concession holder is obligated to maintain statistical records of operations and air traffic movements in its airport and to provide the Ministry of Infrastructure, Communications and Transportation with any information that it may request. Each concession holder is also required to publish its annual audited consolidated financial statements in a principal Mexican newspaper within the first four months of each year.

The Mexican Airport Law provides that any person or group directly or indirectly acquiring control of a concession holder is required to obtain the consent of the Ministry of Infrastructure, Communications and Transportation to such control acquisition. For purposes of this requirement, control is deemed to be acquired in the following circumstances:

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

The Ministry of Infrastructure, Communications and Transportation is required to be notified upon any change in a concession holder’s chief executive officer, Board of Directors or management. A concession holder is also required to notify the Ministry of Infrastructure, Communications and Transportation at least ninety days prior to the adoption of any amendment to its bylaws concerning the dissolution, corporate purpose, merger, transformation or spin-off of the concession holder.

Penalties and Termination and Revocation of Mexican Concessions and Concession Assets

The Mexican Airport Law provides that sanctions of up to 400,000 times the daily value of the Unit of Measure and Update may be assessed for failures to comply with the terms of a concession. As of February, 2022, the daily value of the Unit of Measure and Update was Ps.96.22. As a result, the maximum penalty as of such date could have been Ps.38.5 million (U.S.$1.9 million).

Under the Mexican Airport Law and the terms of the Mexican concessions, a concession may be terminated upon any of the following events:

•	expiration of its term, or any term extension thereof,
•	surrender by the concession holder,
•	revocation of the concession by the Ministry of Infrastructure, Communications and Transportation,
•	reversion (rescate) of the Mexican government-owned assets that are the subject of the concession (principally real estate, improvements and other infrastructure),
•	inability to achieve the purpose of the concession, except in the event of force majeure, or
•	dissolution, liquidation or bankruptcy of the concession holder.

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

Upon termination, whether as a result of expiration or revocation, the public domain assets (including real estate and fixtures) that were the subject of the concession automatically revert to the Mexican government at no cost. In addition, upon termination the Mexican federal government has a preemptive right to acquire privately-owned assets used by the concession holder to provide services under the concession at prices determined by expert appraisers appointed by the Ministry of Infrastructure, Communications and Transportation. Alternatively, the Mexican government may elect to lease these assets for up to five years at fair market rates as determined by expert appraisers appointed by the Mexican government and the concession holder. In the event of a discrepancy between appraisals, a third expert appraiser must be jointly appointed by the Mexican government and the concession holder. If the concession holder does not appoint an expert appraiser, or if such appraiser fails to determine a price, the determination of the appraiser appointed by the Mexican government will be conclusive. If the Mexican government chooses to lease the assets, it may thereafter purchase the assets at their fair market value, as determined by an expert appraiser jointly appointed by the Mexican government and the concession holder.

A Mexican concession may be revoked by the Ministry of Infrastructure, Communications and Transportation under certain conditions, including:

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
•

any alteration of the nature or the conditions of an airport’s facilities, as established in the concession title, without the authorization of the Ministry of Infrastructure, Communications and Transportation,

•

consent to the use, or without the approval of air traffic control authorities, of an airport by any aircraft that does not comply with the requirements of the Mexican Civil Aviation Law, that has not been authorized by the Mexican air traffic control authority, or that is involved in the commission of a felony,

•

knowingly appointing or maintaining a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws,

•	a violation of the safety regulations established in the Mexican Airport Law and other applicable laws,
•	a total or partial interruption of the operation of an airport or its airport or complementary services without justified cause,
•	the failure of ASUR to own at least 51.0% of the capital stock of its subsidiary concession holders,
•	the failure to maintain the airport’s facilities,
•	the provision of unauthorized services,
•	the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider,
•	charging prices higher than those registered with the Ministry of Infrastructure, Communications and Transportation for regulated services or exceeding the applicable maximum rate,
•	any act or omission that impedes the ability of other service providers or authorities to carry out their functions within the airport, or
•	any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

The Ministry of Infrastructure, Communications and Transportation is entitled to revoke a concession without prior notice as a result of the first six events described above. In the case of other violations, a concession may be revoked as a result of a violation only if sanctions have been imposed at least three times with respect to the same violation within a period of five years.

According to the Mexican National Assets Law, Mexico’s national patrimony consists of private and government-owned assets of the Federation. The surface area of our airports and improvements on such space are considered government-owned assets. A concession concerning government-owned assets may be reverted to the Mexican government prior to the concession’s expiration, when considered necessary for the public interest. In exchange, the Mexican government is required to pay compensation, taking into consideration investments made and depreciation of the relevant assets, but not the value of the assets subject to the concessions, based on the basis and methodology set forth in the reversion (rescate) resolutions issued by the Ministry of Infrastructure, Communications and Transportation. Following a declaration of reversion, the assets that were subject to the concession are automatically returned to the Mexican government.

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

Grants of New Mexican Concessions

The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities. The COFECE has the power to ensure compliance of the criteria and conditions to be met by new bidders seeking to be awarded a concession and, under certain circumstances, to cancel an award after the bidding process has concluded. In addition, the government may grant concessions without a public bidding process to the following entities:

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

Additionally, under the Mexican Airport Law for the granting of a concession title or the resolution to extend the term thereof, the Ministry of Infrastructure, Communications and Transportation shall file before the Ministry of Finance and Public Credit the following:

•	a favorable opinion regarding the economic profitability of the corresponding project,
•

the registry of the programs portfolio and investment projects, in terms of the Federal Law on Budget and Treasury Responsibility (Ley Federal de Presupuesto y Responsabilidad Hacendaria), in case public funds are used to finance an airport project, and

•

the assessment of the considerations that the concession holder shall pay to the federal government in terms of applicable law. For purposes of this section, the Ministry of Infrastructure, Communications and Transportation shall submit a proposal of said considerations to the Ministry of Finance and Public Credit.

Environmental Matters

Our Mexican operations are subject to federal, state and municipal laws, regulations and NOMs relating to the protection of the environment and natural resources.

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

Pursuant to the Law of National Waters, the use of national waters is subject to obtaining a concession from CONAGUA. In addition, the discharge of wastewater into the soil or water bodies under the administration of CONAGUA is subject to obtaining a wastewater discharge permit granted by the same authority. Both activities (i.e. the use of national waters and wastewater discharges) are subject to several obligations that include complying with maximum permissible levels of contaminants in wastewater, which are set forth in NOMs or by the CONAGUA in the form of particular discharge conditions imposed in the corresponding wastewater discharge permit, as well as the payment of fees for the use of national waters and for the use of bodies of water and receiving wastewater discharges, among others. The NOMs are rules of general application that set benchmarks or technical requirements for environmental protection with respect to miscellaneous activities, including the quality of wastewater discharges and the sludge resulting from wastewater treatment.

On March 11, 2022, the Mexican National Water Commission (Comisión Nacional del Agua or the “CONAGUA”) published NOM-001-SEMARNAT-2021 (“NOM-001”) in the Mexican Official Gazzette, establishing the maximum permissible levels of pollutants in wastewater discharges into national receiving bodies or into the soil or subsoil. This updated standard will replace NOM-001-SEMARNAT-1996, and will be partially in effect one year after its publication in the Official Gazete, and fully in effect on 2026. The new standard sets forth different parameters and revised permissible limits of pollutants in wastewater discharges which may require that we implement specific programs in our facilities for purposes of complying with these new parameters and limits. We have implemented measurement and control systems for residual discharges, and we are currently evaluating the impact of the enactment of this updated standard. However, we do not anticipate that the adjustment to NOM-001 would represent a material cost that would affect our results of operations.

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

On December 31, 2021, the State of Yucatán where the Mérida International Airport is located amended its state fiscal law (Ley General de Hacienda del Estado de Yucatán or the “GFL”) including (i) a specific tax on the emission of greenhouse gases into the atmosphere (Impuesto a la Emisión de Gases a la Atmósfera or the “Emissions Tax”), which applies to any legal entity in the State of Yucatán carrying out activities which produce gas emissions, and (ii) an additional tax on the emission of soil, subsoil and water pollutants (Impuesto a la Emisión de Contaminantes al Suelo, Subsuelo y Agua or the “Pollutants Tax”) which applies to any legal entity in the State of Yucatán carrying out activities which, directly or through intermediaries, emits polluting substances generated by industrial activities that are disposed, discharged, or injected into the soil, subsoil, or water. The Emissions Tax and the Pollutants Tax became effective on January 1, 2022, and any entities obligated thereunder are eligible to receive fiscal incentives (as established in article 47-AQ and 47-BB of the GFL) in the form of a 15% reduction in the payable Emission Tax or Pollutant Tax, as applicable, provided such entities decrease their pollutant emissions by at least 20% during the fiscal year prior to receiving the incentives.

Modifications to existing environmental laws and regulations or the adoption of more stringent environmental laws and regulations may result in the need for investments that are not currently provided for in our capital expenditures program and may otherwise result in a material adverse effect on our business, our operations or financial condition.

Although we do not currently expect that compliance with Mexican federal, state and municipal environmental laws and regulations, as well as new environmental taxes in the states where we carry out our operations will have a material effect on our financial condition or on the results of our operations, there can be no assurance that compliance with these changes to environmental regulations will not have a material adverse effect on our business in the future.

PUERTO RICO REGULATORY FRAMEWORK

Puerto Rico Sources of Regulation

The following are the principal laws, regulations and instruments that govern the business and operation of the LMM Airport owned by Aerostar, our joint venture with PSP Investments:

•	the Federal Aviation Act of 1958, as enacted and amended and any regulations issued under it;
•	the Federal Aviation Administration’s Airport Investment Partnership Program, as amended;
•	the Part 139 Certification of Airports issued by the FAA;
•	the Airport Security Program approved by the Transportation Security Administration (“TSA”);
•	the Puerto Rico Public Private Partnership Act of June 8, 2009, as amended (“Act No. 29”);
•	the LMM Lease among Aerostar and the PRPA, dated July 24, 2012, which entitles Aerostar to lease and operate the LMM Airport for an initial term of forty (40) years from February 27, 2013; and

•	the Airport Use Agreements dated February 27, 2013, which govern the relationship between Aerostar and the principal airlines serving the LMM Airport.

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

The Federal Aviation Administration’s Airport Investment Partnership Program

The FAA’s Airport Investment Partnership Program, formerly known as the Airport Privatization Program, was established as a means of generating capital for airport improvement and development. Through the program, private companies may own, manage, lease and develop public airports. The 2012 Reauthorization Act (the “2012 Act”) increased the number of airports that can participate in the program from five to ten. The 2012 Act also authorized the FAA to permit up to 10 public airport sponsors to sell or lease an airport with certain restrictions and to exempt the sponsors from certain federal requirements that could otherwise make privatization impractical. Under this program, the airport’s owners or lease holders may be exempt from repayment of federal grants, return of property acquired with federal assistance and the use of proceeds from the airport’s sale or lease to be used exclusively for the airport’s purposes. The 2012 Act also provides that a private operator may receive Airport Improvement Program and discretionary grants, collect Passenger Facility Charges and charge reasonable fees, provided that the airport demonstrates compliance with nine key statutory and regulatory conditions, including applicable Airport Improvement Program grant assurances, Passenger Facility Charges assurances, and assurances that it will not “unjustly discriminate,” that the operation of the airport will not be interrupted, that fees imposed on general aviation operators will not increase faster than fees for air carriers, and that collective bargaining agreements for airport employees will not be abrogated. The pilot program began in September 1997. The 2018 Reauthorization Act (the “2018 Act”) renamed the program the Airport Investment Partnership Program and removed the restriction on the number and type of public airports that may participate. The 2018 Act, among other things, permitted public sponsors and private operators to manage an airport jointly. As of June 2020, the most recent date for which this information is available, there were two approved airports (including the LMM Airport).

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

Role of the Transportation Security Administration

The TSA is an agency of the U.S. Department of Homeland Security that was created after the terrorist attacks of September 11, 2001 to strengthen the security of U.S. transportation systems. The TSA is responsible for security at U.S. airports and has deployed a federal workforce to screen all commercial airlines passengers and baggage. The TSA also regulates aviation security. The TSA employs a risk-based strategy to secure U.S. transportation systems. As of April 8, 2022, the TSA had approximately 50,000 security officers who screened more than 2 million passengers each day at nearly 440 federalized airports throughout the United States.

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

The Use Airport Agreements entitle Aerostar to the following total annual contributions from the airlines serving the LMM Airport:

●	For the first partial year of the term (i.e., the year ending December 31, 2013), U.S.$62.0 million multiplied by the number of days of the term in that year over the number of days in that year.
●	For the five full years of the term, U.S.$62.0 million per year.
●	For the remaining full years of the term, the total annual contribution for the prior year, adjusted for inflation based on the U.S. non-core consumer price index. For the year ended December 31, 2019, the total annual contribution was U.S.$63.1 million.

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

Events of Default, Termination and Revocation of the LMM Lease

Under the LMM Lease, any of the following items constitute an event of default by Aerostar:

•	the failure to comply with any material obligation under the LMM Lease,
•	the failure to pay amounts owed to the PRPA,
•	the repeated failure to comply with the performance requirements of the Operating Standards,
•	the violation of the transfer restrictions imposed by the LMM Lease,
•	the inability of Aerostar to pay its debt as it becomes due, and
•	the creation of a levy under execution or attachment is made against all or any material portion of the LMM Airport as a result of a mortgage or lien.

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

Upon the occurrence of any of the events of default described above, the PRPA has the right to do any or all of the following:

•	terminate the LMM Lease, subject, in certain circumstances, to Aerostar’s right to cure the default;
•	if the default consists of the Aerostar’s failure to pay amounts due, make the payment on behalf of Aerostar and to be reimbursed within three business days after written demand of reimbursement;
•	cure the default and seek reimbursement for any costs associated with curing the default plus an administrative fee equal to 15.0% of the cure costs;
•	seek specific performance, injunction or other equitable remedies if damages are inadequate to remedy the default in question;
•	seek to recover losses arising from the default and exercise any recourse available to any party who is entitled to damages or a debt under applicable law;
•	seize any of Aerostar’s goods located at the LMM Airport;
•	debar or suspend Aerostar for 10 years in accordance with Act No. 29; and
•	exercise any of its other rights and remedies under the LMM Lease, at law or in equity.

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

We completed the adaptation and modernization stage on March 6, 2020 and we are currently in the maintenance stage, which we expect to end in May 2032. The overall duration of the concession depends on the revenues generated by the Colombian airports. In particular, the concession remains in effect until the date on which any of the following events occur: (i) the regulated revenues generated are equal to expected regulated revenues, provided that the concession agreement has been in force for at least 24 years or (ii) the concession agreement has been in force for at least 40 years, regardless of whether the regulated revenues generated are equal to the expected revenues. If our Colombian airports generate regulated revenues that are equal to the expected revenues before the end of the 24-year period, the concession agreement will remain in effect until the end of such period. Thus, management considers such factors in determining the final year of the concession term, which is 2032; however, in accordance with legal guidelines, the concession term may be extended until 2048 as long as the aforementioned requirements established by the grantor are met.

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

Committed Investments

Airplan and the Colombian government reached agreements in 2014 and 2016 with terms of three years and 33 months, respectively, with regard to investment commitments for certain of Airplan’s airports. In 2018 and 2019, we executed amendments to the 2014 and 2016 agreements that extended the term of those agreements but did not modify the amount of investment commitments. For 2019, 2020 and 2021, José María Córdova International Airport has committed investments of U.S.$9.1 million (COP$29,790.5 million), U.S.$130,000 (COP$462.3 million) and U.S.$222,476 (COP$885.7 million), respectively. For 2018, El Caraño Airport has committed investments of U.S.$0.84 million (COP$ 2,758.1 million). These amounts have been translated at the rate of COP$3,981.16 per U.S.$1.00, which corresponds to the Colombian Peso Market Exchange Rate (Tasa de cambio representativa del mercado) as of

December 31, 2021. Antonio Roldán Betancourt Airport, Enrique Olaya Herrera Airport, Los Garzones Airport and Las Brujas Airport do not have any investment commitments with the Colombian government for 2019, 2020 and 2021.

The following table presents a summary of the investment commitments for our Colombian airports as of December 31, 2021.

Committed Investments at Our Colombian Airports

Airport	Project Description	Amount Invested (in millions of COP$)	Status as of December 31, 2021
Montería	Runway renovation	10,762.2	Completed
Corozal	Runway renovation	5,757.5	Completed
Medellín (Rionegro)	Runway renovation	28,304.3	Completed
Medellín	Runway renovation	8,321.3	Completed
Quibdó	Runway renovation	16,322.1	Completed
Carepa	Runway renovation	13,622.5	Completed
Medellín (Rionegro)	Expansion of domestic departures passenger terminal	22,588.6	Completed
Medellín (Rionegro)	Expansion of international departures passenger terminal	25,492.5	Completed
Medellín (Rionegro)	Connections building	23,456.5	Completed
Medellín (Rionegro)	Expansion of international platform	37,749.4	Completed
Medellín (Rionegro)	Expansion of cargo terminal	99,725.2	Completed
Quibdó	Expansion of passenger terminal	10,727.7	Completed
Quibdó	Construction of shopping center, hotel and library	75,509.5	Completed
Quibdó	Expansion of runway and platform	86,041.8	Completed
Montería	Expansion of passenger terminal	29,288.8	Completed

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our material consolidated subsidiaries as of December 31, 2021, including our direct and indirect ownership interest in each:

Subsidiary	Ownership Interest	Place of Organization
Aeropuerto de Cancún, S.A. de C.V.	100%	Mexico
Aeropuerto de Cozumel, S.A. de C.V.(1)	100%	Mexico
Aeropuerto de Mérida, S.A. de C.V.	100%	Mexico
Aeropuerto de Huatulco, S.A. de C.V.(2)	100%	Mexico
Aeropuerto de Oaxaca, S.A. de C.V.	100%	Mexico
Aeropuerto de Veracruz, S.A. de C.V.(3)	100%	Mexico
Aeropuerto de Villahermosa, S.A. de C.V.	100%	Mexico
Aeropuerto de Tapachula, S.A. de C.V.(4)	100%	Mexico
Aeropuerto de Minatitlán, S.A. de C.V.(5)	100%	Mexico
Aerostar Airport Holdings, LLC (6)	60%	Commonwealth of Puerto Rico
Sociedad Operadora de Aeropuertos Centro Norte S.A.(7)	100%	Colombia
Servicios Aeroportuarios del Sureste, S.A. de C.V.	100%	Mexico
RH Asur, S.A. de C.V.	100%	Mexico
(1)	As of December 31, 2021, Aeropuerto de Cancún, S.A. de C.V., has an 18.1% equity participation in this airport.
(2)	As of December 31, 2021, Aeropuerto de Cancún, S.A. de C.V., has a 18.4% equity participation in this airport.

(3)	As of December 31. 2021, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.
(4)	As of December 31. 2021, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.
(5)	As of December 31, 2021, Aeropuerto de Cancún, S.A. de C.V., has a 17.8% equity participation in this airport.
(6)	As of December 31, 2021, Aeropuerto de Cancún, S.A. de C.V, has a 60.0% equity participation in this entity. On June 1, 2017, we began to consolidate Aerostar results into our financial statements.
(7)	As of December 31, 2021, Aeropuerto de Cancún, S.A. de C.V., has a 100% equity participation in this group. On October 19, 2017, we began to consolidate Airplan results into our financial statements.

PROPERTY, PLANT AND EQUIPMENT

Pursuant to the Mexican General Law of National Assets, all real estate and fixtures in our Mexican airports are owned by the Mexican nation. Each of our Mexican concessions is scheduled to terminate in 2048, although each concession may be extended one or more times for up to an aggregate of an additional fifty years. The option to extend a concession is subject to (i) the favorable opinion of the Tax Ministry with respect to the profitability and concession fee relevant to each concession in the extended period (as more fully described in the Mexican Regulatory Framework section), (ii) our acceptance of any changes to such concession that may be imposed by the Ministry of Infrastructure, Communications and Transportation and (iii) our compliance with the terms of our current Mexican concessions. Upon expiration of our Mexican concessions, these assets automatically revert to the Mexican nation, including improvements we may have made during the terms of the concessions, free and clear of any liens and/or encumbrances, and we will be required to indemnify the Mexican government for damages to these assets, except for those caused by normal wear and tear.

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

Item 4A. Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

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

Overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government, six airports in Colombia under concessions granted by the Colombian government and the LMM Airport in San Juan, Puerto Rico. The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers. For example, in 2019, 2020 and 2021, 57.1%, 42.9% and 50.1%, respectively, of our total revenues were derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge at our Mexican airports under the price regulation system established by the Ministry of Infrastructure, Communications and Transportation. The system of price regulation that applies to our aeronautical revenues from our Mexican airports allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. At our Mexican airports, revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Infrastructure, Communications and Transportation. Thus, our non-aeronautical revenues are primarily affected by the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers, and to a somewhat lesser extent, passenger traffic at our airports. While we expect that aeronautical revenues will continue to represent a majority of our future total revenues, growth of our revenues from commercial activities has exceeded, and we expect will continue to exceed, the growth rate of our aeronautical revenues.

Recent Developments

The COVID-19 Pandemic

On March 20, 2020, the United States closed its land border with Mexico, except to permit essential travel and trade and commerce. As of November 8, 2021, the land border between Mexico and the United States remains open to nonessential travel. Beginning December 6, 2021, all travelers arriving to the United States on international flights must present a negative COVID-19 test taken within one day prior to departure along with proof of vaccination.

On March 23, 2020, the FAA approved a request by the Governor of Puerto Rico to redirect all commercial flights bound for Puerto Rico through LMM Airport and that all passengers be screened by representatives of the Puerto Rico Health Department. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. Starting on July 15, 2020, the Governor of Puerto Rico began implementing the following additional measures: all passengers must wear a mask, complete a mandatory flight declaration form from the Puerto Rico Health Department and submit negative results of a PCR molecular COVID-19 test taken 72 hours prior to arrival to avoid having to undergo the two-week quarantine. As of March 10, 2022, domestic travelers are not required to present proof of vaccination or a negative COVID-19 test prior to arrival, and passengers arriving on international flights must present a negative COVID-19 test taken within one day prior to departure along with proof of vaccination. The LMM Airport remains open and operating, and as of December 31, 2021, our total passenger traffic volume increased 99.8% compared to the same period in 2020.

There are currently no travel restrictions related to COVID-19 specific to Colombia. However, Colombia temporarily barred entry of passengers into its territory beginning on March 23, 2020, including to its own citizens, and on March 24, 2020, Colombia began a nationwide quarantine, which was initially scheduled to last until April 13, 2020. The quarantine was subsequently extended several times through August 31, 2020. All incoming international flights, including connecting flights in Colombia, were suspended by the Colombian government starting March 23, 2020. This suspension was extended through September 21, 2020, with certain exceptions for humanitarian emergencies and transportation of cargo and goods, among others. Domestic air travel in Colombia was suspended starting March 25, 2020, and consequently, our commercial aviation operations in Colombia were suspended as of such date. Starting September 1, 2020, several of our Colombian airports reestablished passenger commercial flights under the initial phase of the gradual connectivity plan announced by the Civil Aviation Authority in Colombia, and by October 2, 2020, all of our Colombian airports had reestablished passenger commercial flights. International flights to Colombia resumed on September 21, 2020, albeit on a limited basis, as part of the country’s gradual reactivation. As of February 1, 2022, passengers on incoming international flights to Colombia must submit proof of vaccination, and passengers who are not fully vaccinated must present a negative result of a PCR molecular COVID-19 test taken within 72 hours of their departure to Colombia. Our Colombian airports remain open and operating, and as of December 31, 2021, our total passenger traffic volumen increased in 149.82% compared to the same period in 2020.

The Mexican government has implemented various measures to control the spread of COVID-19, including extraordinary actions such as school closures and the suspension of non-essential activities in the most affected regions of the country. Airports were considered essential for purposes of these measures and our Mexican airports have remained operational. In June 2020, the Mexican federal government implemented a four-color stoplight system to indicate the risk and restrictions, if any, imposed in each of Mexico’s 32 states. Under “red” in the stoplight system, only essential activities are allowed. As of March 21, 2022, Mexico City and of the rest of the Mexican states which our airports serve are green. The stoplight system is updated every fifteen days. We cannot guarantee that any areas currently classified as green, yellow or orange will not turn to red in the future, which could result in restrictions on, among other things, access to beaches and reductions in permissible hotel capacity. In addition, several Mexican airports have implemented COVID-19 test sites certified by the government, which are operated by third parties, who have been granted the space to provide this service at the airports of Cancun, Cozumel, Mérida, Veracruz and Oaxaca.

The full extent of the ongoing impact of COVID-19 on the Company’s longer-term operational and financial performance will depend on future developments, including those outside our control related to the efficacy and speed of vaccination programs in curbing the spread of the virus, the introduction and spread of new variants of the virus such as the Delta and Omicron variants, which may be resistant to currently approved vaccines, passenger testing requirements, mask mandates or other restrictions on travel, all of which are highly uncertain and cannot be predicted. Even where formal advisories and restrictions have been lifted or reduced, the increased spread or resurgence of COVID-19 could result in the reintroduction of or increase in such formal advisories and restrictions.

Some of our airline and other clients and tenants have asked for assistance, either through discounts on payments owed to us or by an extension on those payments. We remain in commercial discussions with those clients and tenants regarding their contracts. As of December 31, 2021, our allowance for doubtful accounts decreased relative to the same period in 2020, which can be attributed to the fact that several of our airline customers participated in the financial relief provided by the CARES Act, as well as to the fact that the recovery in passenger traffic during 2021 allowed tenants to pay the amounts owed to us. Despite the ongoing effects of the COVID-19 pandemic on airlines, additional relief may not be provided in the future, nor may similar government relief be made available to our airline customers based outside of the United States.

On May 12, 2020, the United States Government, through the FAA, awarded Aerostar a financial aid grant under the CARES Act amounting to U.S.$33.4 million (approximately Ps.717.6 million) to respond to the impacts of COVID-19. These funds may be used by the Company within a period of four years and for any purpose for which airport revenues may be lawfully used, except for new airport development projects. Moreover, Aerostar was eligible for additional funding under the second round of airport grants within the Coronavirus Response and Relief Supplemental Appropriation Act (CRRSAA) Act, passed by the President of the United States on December 27, 2020. On February 18, 2021, official confirmation was received that the FAA granted Aerostar additional federal assistance amounting to U.S.$10.6 million (Ps.210.6 million), which will be recognized once received, subject to verification of expenses with the relevant authorities. To date, no verifications have been conducted and no reimbursements relating to this second grant have been received. We cannot guarantee that we will be able to fully utilize the financial aid grants awarded to Aerostar, or that any additional financial aid will be made available to us by the United States Government or any other government.

The COVID-19 pandemic had a significant negative effect on our operations in 2020 and the future effects of the pandemic are still uncertain. We experienced a significant reduction in passenger traffic in Puerto Rico, Mexico and Colombia in 2020 as a result of the actions taken by the Mexican, U.S., Colombian and other governments and from the broader reduction in demand for air travel caused by the COVID-19 pandemic. We took a number of actions in response to the decrease in demand for air travel and passenger traffic, including (a) the temporary closure of terminals 2 and 3 in our Cancún airport (which were reopened on July 14, 2020 and October 1, 2020, respectively), (b) cost reduction initiatives, although most of our cost structure is fixed and (c) new agreements with several airline and commercial clients to extend their payment terms by signing promissory notes, including for any past due amounts, with a maturity of not more than one year in Mexico and Colombia. Most of our cost structure is fixed, and the impact from these cost reduction measures is not expected to be significant vis à vis the potential decline in revenues resulting from the disruption in passenger traffic across the Company’s operations. We have established health and safety protocols aimed at enhancing the well-being of passengers and essential operating personnel across the airports we operate. Protective gear is required for staff working on the premises, and sanitization practices in accordance with the guidelines of local health authorities are in place. We have also implemented a remote working policy for staff where possible.

While formal advisories and restrictions have been eased in some cases, in part because of the availability of COVID-19 testing and vaccination, it is possible that such advisories or restriction may be reintroduced in the future with the spread of new variants of the virus. In Puerto Rico, Mexico and Colombia, our total passenger traffic increased 79.1%, 67.7% and 115.4%, respectively, in 2021 compared to 2020, and decreased 14.7% and 12.6% in Mexico and Colombia, respectively, and increased 2.5% in Puerto Rico compared to the same period in 2019. However, we cannot predict if this increase will continue or at what rate, and we expect COVID-19 to continue to impact the countries and regions where we operate in 2021.

We participated in a tax amnesty program implemented by the Mexican federal government

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Infrastructure, Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes. Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination. In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, in which we participated by paying Ps.128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes. Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. As of April 8, 2022, our appeal is still pending resolution with respect to such distributions. If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

Passenger Traffic Volume and Composition

Our principal source of revenues at our Mexican and Colombian airports is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers). In 2019, 2020 and 2021, passenger charges represented 73.0%, 60.9% and 73.3% of our aeronautical services revenues and 41.6%, 26.1% and 36.7%, respectively, of our consolidated revenues. Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.

Volumes in Mexico

In 2019, 2020 and 2021, approximately 48.8%, 55.9% and 51.7%, respectively, of the passengers traveling through our Mexican airports were domestic. The total number of Mexican domestic passengers for 2021 increased 62.8% as compared to 2020. In 2019, 2020 and 2021, 51.2%, 44.1%, and 48.3% of the passengers traveling through our Mexican airports were international. During 2019, 2020 and 2021, 25.9%, 14.8% and 21.1%, respectively, of our total revenues were derived from passenger charges collected from international passengers traveling through our airports.

Of the international passengers traveling through our Mexican airports, a majority have historically traveled on flights to or from the United States. In 2019, 2020 and 2021, for example, 28.5%, 29.2%, and 36.9% of the total passengers and 55.7%, 66.2% and 76.4%, respectively, of the international passengers traveling through our Mexican airports arrived or departed on flights originating in or departing to the United States. As a consequence, our results of operations are substantially influenced by U.S. political, economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. For more information on the potential influence of U.S. political and economic conditions, see “Item 3—Key Information—Risk Factors—Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico and Colombia.”

In 2021, we had 29.1 million passengers travel through our Mexican airports.

Volumes in Puerto Rico

The majority of passenger traffic volume in the LMM Airport consists of domestic passengers traveling from the mainland United States. In 2021, 94.4% and 5.6% of the passengers traveling through the LMM Airport were domestic and international, respectively. As with Mexico, our results in Puerto Rico are substantially influenced by economic and political developments in the United States. In addition, we expect that passenger traffic volumes will be influenced by the progress of recovery efforts from Hurricane Maria. For more information, see “Item 3—Risk Factors—Risks Related to Our Operations—Hurricanes and other natural disasters have adversely affected our business in the past and could do so again in the future.”

In 2021, we had 9.7 million passengers travel through the LMM Airport.

Volumes in Colombia

The majority of passenger traffic volume in our Colombian airports consists of domestic passengers. In 2021, 85.3% and 14.7% of the passengers traveling through our Colombian airports were domestic and international, respectively. Of the international passengers traveling through our Colombian airports, approximately 54.0% traveled on flights originating in or departing to the United States. Similar to Mexico and Puerto Rico, our results in Colombia may be influenced by economic and political developments in the United States.

In 2021, we had 10.5 million passengers travel through our Colombian airports.

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

Revenues from our Mexican and Colombian airports are subject to a “dual-till” price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our Mexican airports, are regulated by the relevant authorities. The system of price regulation applicable to our Mexican airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services. The maximum rates for our Mexican airports have been determined for each year through December 31, 2021. Aerocivil in Colombia establishes the fees and tariffs for the provision of aeronautical revenues at our Colombian airports. Each year, our subsidiary Airplan is required to update the fees and tariffs related to its concession, which are then submitted to Aerocivil for its review and approval.

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

In 2019, 2020 and 2021, 57.9%, 37.4% and 48.1%, respectively, of our total revenues from our Mexican operations and 6.7%, 8.9% and 6.5%, respectively, of our revenues from non-aeronautical services at our Mexican airports were earned from regulated sources of revenues. Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our Mexican airports by the Ministry of Infrastructure, Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Infrastructure, Communications and Transportation in Mexico. In 2021, 72.0% of our total revenues from our Colombian operations were earned from regulated sources of revenues. Aerocivil in Colombia establishes the tariffs applicable to regulated sources of revenue at our Colombian airports.

The following table sets forth our revenues for the years ended December 31, 2019, 2020 and 2021.

	Year ended December 31,
	2019		2020		2021

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(1)	9,890.2	58.8%	5,637.8	44.7%	9,694.6	51.6%
Non-regulated Revenues:
Access fees from non-permanent ground transportation	65.9	0.4%	30.0	0.2%	59.6	0.3%
Car parking and related access fees	319.2	1.9%	171.2	1.4%	316.4	1.7%
Other fees	17.1	0.1%	14.7	0.1%	18.5	0.1%
Commercial Services	5,158.5	30.7%	3,005.9	23.8%	5,380.7	28.6%
Other Services	134.5	0.8%	108.0	0.9%	168.6	0.9%
Other Revenues:
Construction Services(2)	1,236.2	7.3%	3,657.1	28.9%	3,146.2	16.8%
Total	16,821.6	100.0%	12,624.7	100.0%	18,784.6	100.0%

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

Under the Mexican regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5.0%), as long as the total aeronautical revenue per workload unit each year at each of our Mexican airports does not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our Mexican master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Our current agreements with our principal airline customers at our Mexican airports have been renewed. We do not have any contracts that will expire before April 8, 2022. Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements.

In 2019, 2020 and 2021, passenger charges at our Mexican airports represented 53.1%, 45.4% and 53.0% of our aeronautical service revenues and 30.3%, 19.5% and 26.5%, respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our Mexican airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each Mexican airport are subject to a maximum rate established by the Ministry of Infrastructure, Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing credit notes or discounts to customers as price adjustments. These price adjustments or discounts constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year. All discounts and credit notes are issued and recorded in the same year as the service is provided. In 2019, 2020 and 2021, we did not issue rebates in significant amounts.

Colombian Aeronautical Revenues

Our Colombian airports’ revenues from passenger charges for the use of terminals, takeoff, landing and aircraft movement charges, charges for boarding bridges and aircraft parking charges are regulated by the National Infrastructure Agency pursuant to its concession agreement with our subsidiary Airplan. In 2021, passenger charges at our Colombian airports, represented 11.4% of our consolidated aeronautical revenues and 5.7% of our consolidated revenues. Our subsidiary Airplan charges tariffs to airlines (relating to domestic routes, international routes and development). The tariffs are established by Aerocivil, through Resolution 04530 of 2007 and will expire between 2019 and 2032. As of December 31, 2021, the following airlines at our Colombian airports were subject to such tariffs: Avianca, Aerorepública (COPA), Viva Air, LATAM, American Airlines, Tampa Cargo, LAN Cargo, Sky Lease, among others. See “Item 4—Information on the Company—Business Overview—Colombia.”

Puerto Rican Aeronautical Revenues

As noted above, aeronautical revenues from our LMM Airport are limited by the Airport Use Agreements among Aerostar and the principal airlines serving the LMM Airport. Aeronautical revenues include revenues from passenger charges for the use of terminals, landing and aircraft movement charges and aircraft parking charges. We include aeronautical revenues from LMM Airport in our calculation of total regulated revenues. In 2021, passenger charges at our LMM Airport, represented 9.0% of our consolidated aeronautical revenues and 4.5% of our consolidated revenues.

The following table sets forth our consolidated revenue from aeronautical services from all airports for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2019		2020		2021

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	7,005.0	73.0%	3,476.8	64.2%	6,767.4	72.0%
Landing charges	1,148.8	12.0%	983.2	18.2%	1,075.2	11.4%
Aircraft parking charges	765.6	8.0%	572.7	10.6%	915	9.7%
Airport security charges	102.2	1.0%	46.6	0.9%	88.8	0.9%
Passenger walkway charges	575.4	6.0%	333.1	6.1%	562.2	6.0%
Total Aeronautical Revenue	9,597.0	100.0%	5,412.4	100.0%	9,408.6	100.0%

The following table sets forth our Mexican revenue from aeronautical services per workload unit for the years indicated. Our Colombian and Puerto Rico airports are not regulated under workload units.

	Year ended December 31,
	2019	2020	2021

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(1)
Other information:
Total workload units(2)	34.9	17.0	29.8	75.3%
Aeronautical Revenue	6,334.9	3,115.3	6,206.6	99.2%
Aeronautical Revenue per workload unit(3)	181.7	183.3	208.3	13.6%

(1)	As compared to the previous year.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)	Aeronautical revenues per workload unit are expressed in Mexican pesos (not millions of Mexican pesos).

The following table sets forth the number of passengers paying passenger charges for the years indicated.

Airport	Year ended December 31,
				% Change
	2019	2020	2021	2020-2021

	(in thousands of Mexican pesos, except percentages)
Cancún	12,569.9	6,097.3	10,997.1	80.4%
Merida	1,364.4	635.9	1,023.2	60.9%
Villahermosa	620.4	316.0	473.9	50.0%
Other Mexican airports	2,310.5	1,169.3	1,872.2	60.1%
San Juan	9,386.0	4,845.1	9,684.0	99.9%
Colombia	6,007.1	2,095.9	5,198.0	148.0%
Total	32,258.3	15,159.5	29,248.2	92.9%

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

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

	Non-Aeronautical Revenues
	Year ended December 31,
	2019		2020		2021

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Non-aeronautical Services:
Commercial	5,199.6	86.8%	3,022.5	85.0%	5,412.5	86.9%
Leasing of space	4,830.8	80.7%	2,773.0	78.0%	5,057.6	81.2%
Access fee	65.9	1.1%	31.2	0.9%	61.2	1.0%
Other	302.9	5.1%	218.3	6.1%	293.7	4.7%
Non Commercial	788.9	13.2%	532.7	15.0%	817.2	13.1%
Leasing of space	141.3	2.4%	140.8	4.0%	157.9	2.5%
Access fee	415.1	6.9%	218.8	6.1%	397.2	6.4%
Other	232.5	3.9%	173.1	4.9%	262.1	4.2%
Total Non-aeronautical Revenue	5,988.5	100.0%	3,555.2	100.0%	6,229.7	100.0%

The following table sets forth other information about our passengers and revenues for the years indicated:

	Year ended December 31,
	2019	2020	2021

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(1)
Other information:
Total Terminal Pasengers(2)	55.7	25.6	49.4	93.0%
Total Non-aeronautical revenues	5,988.5	3,555.2	6,229.7	75.2%
Non-aeronautical revenue per terminal passenger(3)	107.5	138.8	126.1	(9.1)%

(1)	As compared to previous year.
(2)	In millions. Excludes transit and general aviation passengers.
(3)	Revenue per passenger amounts are expressed in Mexican pesos (not millions of Mexican pesos).

Our commercial revenues consist primarily of revenues from duty-free shops, food and beverage establishments, retail stores, advertising revenues, parking lots, car rental companies, banking and currency exchange services, teleservices and ground transportation. In 2020, we provided support to some of our tenants by extending payment terms to 180 days. Our support programs have concluded, and our tenants have returned to paying in accordance within the time stated in their contracts.

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2019	2020	2021

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Commercial Revenues:
Duty-Free Shops	1,963.9	1,033.3	2,009.2	94.4%
Food and Beverage	820.0	449.3	823.9	83.4%
Retail Stores	717.2	420.1	741.3	76.5%
Advertising Revenues	187.2	92.7	129.6	39.8%
Parking Lots	319.2	171.2	316.4	84.8%
Car Rental Companies	674.0	485.7	953.1	96.2%
Banking and Currency Exchange Services	115.9	72.6	107.2	47.7%
Teleservices	16.0	15.2	17.5	15.1%
Ground Transportation	98.0	49.7	95.7	92.6%
Other Services	632.2	417.4	562.8	34.8%
Total	5,543.6	3,207.2	5,756.7	79.5%

The Mexican Ministry of Infrastructure, Communications and Transportation does not classify certain of these revenues as “commercial revenues.” Accordingly, the following table sets forth the reconciliation between commercial revenues classified according to the requirements of the Ministry of Infrastructure, Communications and Transportation and commercial revenues classified according to IFRS for the years indicated.

	Year ended December 31,
	2019	2020	2021

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Non-aeronautical Services(1):
Commercial	5,199.6	3,022.5	5,412.5	79.1%
Commercial Revenues(2):
Parking Lots	319.2	171.2	316.4	84.8%
Other Services	24.8	13.5	27.8	105.9%
Total	5,543.6	3,207.2	5,756.7	79.5%

(1)	Classified according to the requirements of the Ministry of Infrastructure, Communications and Transportation.
(2)	Classified according to IFRS.

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

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2019	2020	2021

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Operating Costs:
Cost of services:
Employee costs	984.5	835.6	939.3	12.4%
Maintenance	698.4	447.9	611.3	36.5%
Safety, security and insurance	548.4	400.6	520.5	29.9%
Utilities	503.2	406.0	449.6	10.7%
Other	1,096.4	881.5	863.8	(2.0)%
Total cost of services	3,830.9	2,971.6	3,384.5	13.9%
Costs of construction	1,236.2	3,657.1	3,146.2	(14.0)%
Administrative expenses	250.2	232.9	263.2	13.0%
Technical assistance fee	404.1	175.6	391.7	123.1%
Government concession fee	986.8	535.4	948.1	77.1%
Depreciation and amortization:
Depreciation(1)	66.3	99.5	107.5	8.0%
Amortization	1,770.6	1,835.3	1,885.8	2.8%
Goodwill impairment
Total depreciation and amortization	1,836.9	1,934.8	1,993.3	3.0%
Total operating costs	8,545.1	9,507.4	10,127.0	6.5%
Other Information:
Total workload units(2)	34,866.2	17,040.2	29,844.6	75.1%
Cost of services per workload unit(3)	54.8	96.8	65.4	(32.4)%
Cost of services margin(4)	16.7%	18.5%	14.5%	(21.7)%
(1)	Reflects depreciation of fixed assets.
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

Employee Statutory Profit Sharing

Employee Profit Sharing in Mexico

We are subject to the PTU established by Mexican federal labor laws. Under this regime, 10.0% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among its employees in Mexico other than the chief executive officer. The PTU to be paid to each employee is capped to the sum of three monthly salaries or the average of the PTU received by the employee in the last three years, whichever is higher. We committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps.17,500 per year for continued service. These amounts are paid and expensed at the end of each year, and are included in our cost of services. In 2019, 2020 and 2021, we calculated our obligations in respect of employee statutory profit sharing amount to be Ps.10.2 million, Ps. 3.1 million and Ps. 84.7 million, respectively. Additionally the amount of Ps. 6.4 million was paid to unionized employees for the year ended December 31, 2021, and is recorded as a cost of service.

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

Government Concession Fee

Mexican Concession Fee

We are subject to the Mexican Federal Duties Law, which requires each of our Mexican airports to pay a concession fee to the Mexican government, which is currently equal to 5.0% of the gross annual revenues (regulated and non-regulated) of each Mexican concession holder obtained from the use of public domain assets pursuant to the terms of its concession. The concession fee may vary on an annual basis as determined solely by the Mexican federal congress, and there can be no assurance that this fee may not increase in the future. If the Mexican federal congress increases the concession fee, we are entitled to request an increase in our maximum rates from the Ministry of Infrastructure, Communications and Transportation; however, there can be no assurance that the Ministry of Infrastructure, Communications and Transportation would honor our request.

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

Colombian Assets

Our depreciation and amortization expenses in Colombia primarily reflect the amortization of the investments in our six Colombian airports. The useful life for amortization purposes was determined according to the duration of the Colombian concession on a straight line basis.

Goodwill Impairment

As a result of Hurricane Maria, which struck Puerto Rico on September 20, 2017, we carry out a deterioration test of long-term assets at the end of the year. After conducting this test in 2017, we recognized a Ps.4,719.1 million impairment in the valuation of long-term assets. Since 2017, no goodwill impairments were further recognized.

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

Participation in the Results of Joint Ventures

We own a 60.0% joint venture interest in Aerostar, which holds a 40-year concession to operate the LMM Airport. We have consolidated Aerostar’s financial results into our financial statements. Prior to June 1, 2017, when we acquired a controlling interest in Aerostar, we accounted for our interest in this investment through the equity method. During these prior periods, we held a 50% interest in Aerostar. For more information on our joint venture interest and the LMM Airport investment, see “Item 4. Information on the Company—History and Development of the Company—Investment in Luis Muñoz Marín International Airport.”

Taxation

Taxation in Mexico

Our provision for taxes consists of solely an income tax (Impuesto Sobre la Renta, or ISR). We were subject to an asset tax, which was discontinued in 2008. We are subject to a 30.0% income tax in Mexico. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to a corporate-level dividend income tax. Income tax due on dividends paid in excess of the balance of an entity’s after-tax profit account (“CUFIN”) is levied by applying the 30.0% income tax rate to the product of the amount of such dividends and a factor of 1.4286. Tax due is payable by us and may be credited against income tax for the year or the two immediately following fiscal years. In addition, as a general rule, dividends paid by a Mexican entity to a non-resident are subject to Mexican withholding tax at a rate of 10% on the gross amount of the dividend distributed.

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

On December 28, 2018, Law No. 1943 was enacted setting forth the applicable tax rate at 33% for the 2019 fiscal year corresponding, at 32% for the 2020 fiscal year of 2020 and at 31% for the 2022 fiscal year of 2021. Law. No. 2155 enacted on September 14, 2021 set forth the applicable tax rate for the 2022 fiscal year at 35% over taxable income. The Company does not expect these tax reforms to have a material impact on its asstes and tax liabilities, whether current or deferred.

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

The Company’s overall income taxes for 2019, 2020 and 2021 are as follows:

Income Tax

	Year ended December 31,
	2019	2020	2021

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Income Tax
Current Income Tax	1,975.7	634.4	1,824.8	187.6%
Deferred Income Tax	2.4	94.8	(96.3)	(201.6)%
Total Income Tax	1,978.1	729.2	1,728.5	137.0%
Current Asset Tax	0.0	0.0	0.0	0%
Total Asset Tax	0.0	0.0	0.0	0%
Total Income Tax	1,978.1	729.2	1,728.5	137.0%

The determination of which taxes are payable and the appropriate tax rate to use therein for the deferred taxes associated with these tax regimes is determined on an individual airport-by-airport basis since we do not file a consolidated income tax return.

In 2021, the VAT tax rate applicable in Mexico was 16.0% (subject to certain extensions in Cozumel and Tapachula, where the current VAT tax is 11%), and calculated generally on a monthly cash flow basis. Companies that engage in the business of selling, rendering services, leasing, importing or exporting goods are subject to VAT.

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

In 2021, the general VAT tax rate applicable in Colombia was 19% and calculated and paid on a bimonthly basis. Companies that engage in the business of selling goods, rendering services, leasing, importing or exporting goods are subject to VAT (subject to certain exemptions and exclusions).

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

Effects of Inflation and Economic Changes

The following table sets forth, for the periods indicated:

●	the Mexican inflation rate;
●	the Colombian inflation rate;
●	the U.S. inflation rate;
●	the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period; and
●	the percentage that the Colombian GDP changed as compared to the previous period.

	Year ended December 31,
	2019	2020	2021
Mexican inflation rate(1)	2.8%	3.2%	7.4%
Colombian inflation rate	3.8%	1.6%	5.6%
U.S. inflation rate(2)	2.3%	1.4%	7.0%
Increase (decrease) in Mexican GDP(3)	(0.1)%	(8.5)%	5.0%
Increase (decrease) in Colombian GDP	3.3%	(6.8)%	10.6%
(1)	Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was 109.3 in 2020 and 117.3 in 2021.
(2)	As reported by the U.S. Department of Labor, Bureau of Statistics.
(3)	In real terms, as reported by the National Institute of Statistics and Geography (INEGI) as of January 31, 2022.

The general condition of the Mexican economy, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect our business and operating results. For a detailed description of the risks associated with changes to the economy, inflation and interest rates, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations.”

Effects of Fluctuation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar.

	Year ended December 31,
	2019	2020	2021
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	(3.9)%	(5.6)%	(2.8)%
(1)

Based on the Federal Reserve Board exchange rate for Mexican pesos, at the end of each period, which were as followsPs. 18.860 as of December 31, 2019, Ps.19.909 as of December 31, 2020 and Ps. 20.467 as of December 31, 2021.

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

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated.

Operating Results

	Year ended December 31,
	2019		2020		2021
	Airport	Per	Airport	Per	Airport	Per
	Operating	Workload	Operating	Workload	Operating	Workload
	Results	Unit(1)	Results	Unit(1)	Results	Unit(1)
	(millions of		(millions of		(millions of
	Mexican	(Mexican	Mexican	(Mexican	Mexican	(Mexican
	pesos)	pesos)	pesos)	pesos)	pesos)	pesos)
Cancún(2):
Revenues before solidarity agreement(3):
Aeronautical services	4,550.2	176.4	2,218.2	177.5	4,644.5	204.6
Non-aeronautical services	4,024.4	156.0	2,252.2	180.2	4,038.2	177.9
Construction services	249.1	9.7	1,855.7	148.5	1,210.5	53.3
Total revenues before solidarity agreement	8,823.7	342.1	6,326.1	506.2	9,893.2	435.8
Expenses before solidarity agreement	(3,248.1)	(125.9)	(4,124.4)	(330.0)	(4,296.0)	(189.3)
Net operating income before solidarity agreement	5,575.6	216.2	2,201.7	176.2	5,597.2	246.5
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(219.8)	(8.5)	(118.2)	(9.5)	(223.8)	(9.9)
Net operating income after solidarity agreement	5,355.8	207.7	2,083.5	166.7	5,373.4	236.6
Mérida:
Revenues before solidarity agreement:
Aeronautical services	579.7	193.2	281.7	187.8	467.1	203.1
Non-aeronautical services	129.5	43.1	90.4	60.3	129.8	56.4
Construction services	134.1	44.7	728.7	485.8	795.2	345.7
Total revenues before solidarity agreement	843.3	281.0	1,100.8	733.9	1,392.1	605.2
Expenses before solidarity agreement	(438.4)	(146.1)	(1,004.2)	(669.5)	(1,133.2)	(492.7)
Net operating income before solidarity agreement	404.9	134.9	96.6	64.4	258.9	112.5
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(20.8)	(6.9)	(1.0)	(0.7)	—	—
Net operating income after solidarity agreement	384.1	128.0	95.6	63.7	258.9	112.5
Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	251.5	193.5	132.8	189.7	211.2	211.2
Non-aeronautical services	58.2	44.8	42.0	60.0	49.4	49.4
Construction services	57.2	44.0	154.2	220.3	123.9	123.9
Total revenues before solidarity agreement	366.9	282.3	329.0	470.0	384.5	384.5
Expenses before solidarity agreement	(205.8)	(158.3)	(288.2)	(411.7)	(292.9)	(292.9)
Net operating income before solidarity agreement	161.1	124.0	40.8	58.3	91.6	91.6
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(9.1)	(7.0)	(0.4)	(0.6)	—	—
Net operating income after solidarity agreement	152.0	117.0	40.4	57.7	91.6	91.6
Other Mexican Airports(4):
Revenues before solidarity agreement:
Aeronautical services	953.5	202.9	482.6	201.1	883.8	232.6
Non-aeronautical services	168.7	35.9	133.2	55.5	167.6	44.1
Construction services	284.6	60.6	557.9	232.5	778.9	205.0
Total revenues before solidarity agreement	1,406.8	299.4	1,173.7	489.1	1,830.3	481.7
Expenses before solidarity agreement	(882.9)	(187.9)	(1,114.3)	(464.3)	(1,428.6)	(375.9)
Net operating income (loss) before solidarity agreement	523.9	111.5	59.4	24.8	401.7	105.8
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(29.9)	(6.4)	(4.0)	(1.7)	(5.9)	(1.6)
Net operating (loss) income after solidarity agreement	494.0	105.1	55.4	23.1	395.8	104.2
San Juan:
Revenues:
Aeronautical services	1,870.4	N/A	1,808.1	N/A	2,027.2	N/A
Non-aeronautical services	1,100.6	N/A	740.4	N/A	1,394.3	N/A
Construction services	335.1	N/A	353.7	N/A	231.3	N/A
Total revenues	3,306.1	N/A	2,902.2	N/A	3,652.8	N/A
Expenses	(2,442.1)	N/A	(2,137.6)	N/A	(2,126.2)	N/A
Net operating income (loss)	1,068.1	N/A	923.5	N/A	1,526.6	N/A
Colombian Airports(5):
Revenues:
Aeronautical services	1,391.7	N/A	489.0	N/A	1,174.8	N/A
Non-aeronautical services	507.1	N/A	297.0	N/A	450.6	N/A
Construction services	176.0	N/A	6.9	N/A	6.3	N/A
Total revenues	2,074.8	N/A	792.9	N/A	1,631.7	N/A
Expenses	(1,633.3)	N/A	(1,035.1)	N/A	(1,200.8)	N/A
Net operating income (loss)	441.4	N/A	(242.2)	N/A	430.9	N/A
Holding & Service Companies(6):
Revenues before solidarity agreement:
Other(7)	1,469.2	N/A	1,142.3	N/A	962.2	N/A
Total revenues before solidarity agreement	1,469.2	N/A	1,142.3	N/A	962.2	N/A
Expenses before solidarity agreement	(1,164.0)	N/A	(946.3)	N/A	(611.8)	N/A
Net operating income before solidarity agreement	305.2	N/A	196.0	N/A	350.4	N/A
Solidarity agreement revenues	279.6	N/A	123.6	N/A	229.7	N/A
Solidarity agreement expenses	0.0	N/A	0.0	N/A	0.0	N/A
Net non after solidarity agreement	584.8	N/A	319.6	N/A	580.1	N/A
Consolidation Adjustment(8):
Total Revenues	(1,749.2)	N/A	(1,266.3)	N/A	(1,192.2)	N/A
Expenses	1,749.2	N/A	1,266.3	N/A	1,192.2	N/A
Total:
Revenues:
Aeronautical services	9,597.0	N/A	5,412.4	N/A	9,408.6	N/A
Non-aeronautical services	5,988.5	N/A	3,555.2	N/A	6,229.9	N/A
Construction services	1,236.1	N/A	3,657.1	N/A	3,146.1	N/A
Total revenues	16,821.6	N/A	12,624.7	N/A	18,784.6	N/A
Expenses	(8,545.0)	N/A	(9,507.4)	N/A	(10,127.0)	N/A
Net operating income	8,481.3	N/A	3,276.2	N/A	8,657.6	N/A

(1)	Under the regulation applicable to our aeronautical revenues in Mexico, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(2)	Reflects the results of operations of our Cancún airport and two Cancún airport services subsidiaries on a consolidated basis.
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

Consolidated Operating Results

	Year Ended December 31,
	2019		2020		2021

		(thousands of Mexican pesos)
Revenue:
Aeronautical services	Ps.	9,596,975	Ps.	5,412,418	Ps.	9,408,599
Non-aeronautical services		5,988,470		3,555,227		6,229,896
Construction services		1,236,193		3,657,086		3,146,166
Total revenue		16,821,638		12,624,731		18,784,661
Operating Costs and Expenses:
Cost of services		(3,830,853)		(2,971,655)		(3,384,563)
Administrative expenses		(250,183)		(232,935)		(263,156)
Costs of construction		(1,236,193)		(3,657,086)		(3,146,166)
Technical assistance fee(1)		(404,086)		(175,615)		(391,698)
Government concession fee(2)		(986,850)		(535,379)		(948,062)
Depreciation and amortization		(1,836,897)		(1,934,766)		(1,993,342)
Goodwill impairment		—		—		—
Total operating expenses		(8,545,062)		(9,507,436)		(10,126,987)
Other income		204,719		158,881		—
Operating profit		8,481,295		3,276,176		8,657,674
Comprehensive Financing Result:
Interest income, net		(740,681)		(663,942)		(640,240)
Exchange gains (losses), net		(78,877)		245,076		108,601
Gain (loss) on valuation of financial instruments		—		—		—
Net comprehensive financing income result		(819,558)		(418,866)		(531,639)
Participation in the results of joint ventures accounted for by the equity method		—		(1,618)		—
Income before taxes		7,661,737		2,855,692		8,126,035
Provision for taxes		(1,978,102)		(729,155)		(1,728,507)
Net income		5,683,635		2,126,537		6,397,528
Other Operating Data:
Operating margin(3)		50.4%		26.0%		46.1%
Net margin(4)		33.8%		16.8%		34.1%

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

Results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020

Revenues

Total consolidated revenues for 2021 were Ps. 18,784.7 million, 48.8% higher than the Ps.12,624.7 million recorded in 2020. The increase in total revenues resulted from increases of 73.8% in aeronautical revenues and 75.2% in non-aeronautical revenues, primarily due to a 92.9% increase in passenger traffic, partially offset by a 14.0% decrease in construction revenues at our airports. The decrease in construction revenues was a result of lower capital expenditures and other investment in concessioned assets. Total Mexican revenues per workload unit decreased 13.3% from Ps.522.2 in 2020 to Ps. 453.0 in 2021, due mainly to a 49.4% decrease in revenues for construction services per workload unit, which are based on capital improvements to concessioned assets and are not directly related to passenger traffic.

Our consolidated revenues from aeronautical services increased 73.8% from Ps.5,412.4 million in 2020 to Ps. 9,408.6 million in 2021, due primarily to a 92.9% increase in passenger traffic. Revenues from passenger charges increased 109.3% from Ps.3,297.1 million in 2020 (60.9% of our aeronautical revenues during the period) to Ps. 6,900.9 million in 2021 (73.3% increase of our aeronautical revenues during the period), reflecting the increase in passenger traffic. Mexican aeronautical revenues per workload unit increased 13.6% from Ps.183.3 in 2020 to Ps. 208.3 in 2021.

Revenues from non-aeronautical services increased 75.2% from Ps.3,555.2 million in 2020 to Ps. 6,229.9 million in 2021. The primary factor behind the increase in non-aeronautical revenue from 2020 to 2021 was a increase in commercial revenues due to higher passenger traffic during 2021. Higher passenger traffic in 2021 led to a 76.5% increase in revenues from retail stores, a 94.4% increase in revenues from duty-free shops and a 34.8% increase in other income, which consisted principally of revenue from tourism services and hotel reservation providers. Increases of 96.2% in revenues from car rental companies, 83.4% in revenues from food and beverages, 39.8% in advertising revenues, 84.8% in parking lot revenues, 92.6% in revenues from ground transportation and 15.1% in teleservices revenues also contributed to the increase in revenues from non-aeronautical services. Mexican non-aeronautical revenue per workload unit decreased 0.1%, from Ps.147.2 per workload unit in 2020 to Ps. 147.1 per workload unit in 2021.

Revenues from construction services decreased 14.0% from Ps.3,657.1 million in 2020 to Ps. 3,146.1 million, mostly due to lower levels of capital improvements and other investments in concessioned assets at our Mexican airports, such as the start of works for the extension of terminal buildings, commercial aviation aprons, a taxiway parallel and baggage-handling systems and the purchase of land to be held in reserve for future expansion.

Our revenues from regulated sources in 2021 were Ps.9.694.6 million, a 72.0% increase compared to Ps. 5,637.8 million in 2020, mainly due to the increase in total passenger traffic and the annual increase in our regulated rates. During 2021, Ps. 5,943.8 million of our revenues was derived from non-regulated sources, a 78.5% increase from the Ps.3,329.8 million of revenues derived from non-regulated sources in 2020. This increase was primarily due to the 79.5% increase in commercial revenues described above, from Ps. 3,207.2 million in 2020 to Ps.5,756.7 million in 2021.

Revenues by Airport

Aeronautical revenues increased by 109.4% from Ps.2,218.2 million in 2020 to Ps.4,644.5 million in 2021 at the Cancún Airport, mainly due to the increase of 82.1% in passenger traffic at that airport, as well as a 114.0% increase in passenger charges and a 93.6% increase in airport security charges. Non-aeronautical revenues increased at Cancún Airport by 79.3% from Ps.2,252.2 million in 2020 to Ps.4,038.2 million in 2021, due principally to the increase in passenger traffic in 2021. Construction services revenues at the Cancún Airport decreased by 34.8% from Ps.1,855.7 million in 2020 to Ps.1,210.2 million in 2021, due to lower levels of capital improvements and investments in concessioned assets at that airport. Total revenues increased by 56.4% from Ps.6,326.1 million in 2020 to Ps.9,893.2 million in 2021 at the Cancún Airport, largely due to the increase in aeronautical and non-aeronautical revenues, and the increase in passenger traffic. Revenues per workload unit at the Cancún Airport decreased by 13.9% from Ps.506.2 in 2020 to Ps.435.8 in 2021, primarily because of the decrease in revenues from construction services, as mentioned above.

Aeronautical revenues increased by 65.8% from Ps.281.7 million in 2020 to Ps.467.1 million in 2021 at the Mérida Airport, due to a 60.3% increase in passenger traffic at that airport. Non-aeronautical revenues increased at Mérida Airport by 43.6% from Ps.90.4 million in 2020 to Ps.129.8 million in 2021, due principally to a 69.1% increase in commercial revenues because of increased passenger traffic. Construction services revenues increased from Ps.728.7 million in 2020 to Ps.795.2 million in 2021 due to airport expansion in accordance with the Master Development Plan. Revenues overall increased by 26.5% from Ps.1,100.8 million in 2020 to Ps.1,392.1 million in 2021 at the Mérida Airport, due to the increase in aeronautical revenues from 2020 to 2021. Revenues per workload unit at the Mérida Airport decreased by 17.5% from Ps.733.9 in 2020 to Ps.605.2 in 2021, principally due to the increase in construction services revenues.

Aeronautical revenues increased by 59.0% from Ps.132.8 million in 2020 to Ps.211.2 million in 2021 at the Villahermosa Airport, due to an 52.9% increase in passenger charges and a 78.9% increase in airport security charges at that airport. Non-aeronautical revenues increased at Villahermosa Airport by 17.6% from Ps. 42.0 million in 2020 to Ps.49.4 million in 2021, due principally to a increase of 28.6% in commercial revenues. Construction services revenues decreased from Ps.154.2 million in 2020 to Ps.123.9 million in 2021. Revenues increased by 16.9% from Ps.329.0 million in 2020 to Ps.384.5 million in 2021 at the Villahermosa Airport, largely due to the increase in aeronautical revenues. Revenues per workload unit at the Villahermosa Airport decreased by 18.2% from Ps.470.0 in 2020 to Ps.384.5 in 2021, primarily due to the decrease in construction services revenues.

Aeronautical revenues at our other six Mexican airports increased by 83.1% from Ps.482.6 million in 2020 to Ps.883.8 million in 2021, due to the 60.5% increase in passenger traffic at those airports. Non-aeronautical revenues increased by 25.8% from Ps.133.2 million in 2020 to Ps.167.6 million in 2021, due principally to a 45.4% increase in commercial revenues and increased passenger traffic. Construction services revenues increased from Ps.557.9 million in 2020 to Ps.778.9 million in 2021, due to the new commitments in the Master Development Plan. Revenues increased by 55.9% from Ps.1,173.7 million in 2020 to Ps.1,830.3 million in 2021 at the other six Mexican airports, due primarily to the increase in construction services revenues. Revenues per workload unit at our other six Mexican airports decreased by 1.5% from Ps.489.1 in 2020 to Ps.481.7 in 2021, principally due to the decrease in revenues from construction services.

Aeronautical revenues at the LMM Airport increased 12.1% from Ps.1,808.1 million in 2020 to Ps.2,027.2 million in 2021, primarily due to a 99.9% increase in passenger traffic. The increase in passenger traffic represents only a 12.1% increase in aeronautical revenues as Aerostar’s principal source of revenue at our LLM Airport is derived from the Airport Use Agreements among Aerostar and the principal airlines serving the LMM Airport. Non-aeronautical revenues at the LMM Airport increased 88.3% from Ps.740.4 million in 2020 to Ps.1,394.3 million in 2021. Construction services revenues at the LMM Airport decreased 34.6% from Ps.353.7 million in 2020 to Ps.231.3 million in 2021.

Aeronautical revenues at our six Colombian airports increased 140.2% from Ps.489.0 million in 2020 to Ps.1,174.8 million in 2021, primarily due to the 149.8% increase in passenger traffic. Non-aeronautical revenues at our Colombian airports increased 51.7% from Ps.297.0 million in 2020 to Ps.450.6 million in 2021. Construction services revenues at our Colombian airports decreased 8.7% from Ps.6.9 million in 2020 to Ps.6.3 million in 2021, primarily due to the completion of construction projects.

Revenues from our parent holding company and our administrative services companies decreased by 15.8% from Ps.1,142.3 million in 2020 to Ps.962.2 million in 2021, due to the decrease in payments by our operating subsidiaries under intercompany agreements related to administrative services. These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps.10,127.0 million in 2021, a 6.5% increase from the Ps.9,507.4 million recorded in 2020. The increase in operating expenses in 2021 was primarily from Mexico, a result of higher costs in technical assistance fees and an increase in government concession fees. As a percentage of total revenues, operating expenses represented 53.9% of total revenues in 2021 as compared to 75.3% of total revenues in 2020. Mexican operating costs per workload unit decreased 38.4%, from Ps.370.5 per workload unit in 2020 to Ps.228.2 per workload unit in 2021, primarily because of the decrease in construction services.

Cost of services increased 13.9% from Ps.2,971.7 million in 2020 to Ps.3,384.6 million in 2021. The increase in cost of services was also due to (i) a 12.4% increase in employee costs from Ps.835.6 million in 2020 to Ps.939.3 million in 2021, mainly attributed to the recognition of the employees’ statutory profit sharing under the new taxable proceeds in Mexico, (ii) a 36.5% increase in maintenance costs, from Ps.447.9 million in 2020 to Ps.611.3 million in 2021, mainly attributed to our increase in operations, (iii) a 29.8% increase in safety, security and insurance costs from Ps.400.6 million in 2020 to Ps.520.5 million in 2021, primarily from Mexico and Puerto Rico, mainly attributed to our increase in operations, and (iv) a 96.8% increase in the cost of sales from convenience stores directly opened by us from Ps.169.3 million in 2020 to Ps.333.2 million in 2021 caused by an increase in sales. The increase in cost of services was offset by the recovery of expenses through a Ps.339.7 million grant awarded to Puerto Rico under the CARES Act during 2020, which consisted of a Ps.165.9 million grant in employees cost, Ps. 142.3 million in safety and security costs, Ps. 7.9 million in maintenance costs and Ps.23.6 million in other costs, compared to a Ps.352.3 million grant awarded to Puerto Rico in 2021, consisting of a Ps. 165.5 million grant in employees cost, Ps.44.9 million in safety and security costs, Ps. 40.9 million in maintenance costs and Ps.101.0 million in other costs. Excluding the effects of the CARES Act, the cost of services increased 12.8% or Ps. 425.5 million. Additionally, our Mexican cost of services per workload unit decreased 32.4% from Ps.96.8 in 2020 to Ps.65.4 in 2021.

Administrative expenses increased 13.0% from Ps.232.9 million in 2020 to Ps. 263.2 million in 2021. This increase was primarily attributable to increases in marketing services, security services and travel expenses, which partially offset a decrease in professional fees.

Technical assistance fees increased by 123.1% from Ps.175.6 million in 2020 to Ps.391.7 million in 2021, and government concession fees increased by 77.1% from Ps.535.4 million in 2020 to Ps.948.1 million in 2021. The technical assistance fees and government concession fees increased in 2021 due to a increase in aeronautical and commercial revenues, as a consequence of the increase in passengers as well as the consolidation of concession fees paid with respect to our Colombian airports and LMM Airport.

Construction costs were Ps.3,146.2 million in 2021 and Ps.3,657.8 million in 2020. The decrease was due to lower committed capital expenditures in Mexico. Because we hire a third party to provide all of our construction and upgrade services, our revenues in Mexico, Colombia and Puerto Rico relating to construction or upgrade services are equal to our expenses in Mexico, Colombia and Puerto Rico for those services.

Depreciation and amortization costs increased from Ps.1,934.8 million in 2020 to Ps.1,993.3 million in 2021. This increase was principally in Mexico, resulting mainly from the depreciation of new investments in fixed assets and improvements made to concessioned assets.

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps. 4,519.8 million in 2021, a 6.5% increase from the Ps.4,242.6 million recorded in 2020, primarily as a result of a 98.9% increase in 2021 attributed to higher cost of sales from directly operated stores, as well as a 6.7% increase in safety and security costs, a 21.7% increase in maintenance costs, a 119.8% increase in technical assistance, a 94.6% increase in government concession fees, partially offset by a 34.8% decrease in construction costs from Ps.1,855.7 million in 2020 to Ps.1,210.5 million in 2021. Operating expenses per workload unit for Cancún Airport were Ps.199.2 in 2021, a 41.3% decrease from the Ps.339.5 recorded in 2020.

Operating expenses for Mérida Airport were Ps.1,133.2 million in 2021, a 12.8% increase from the Ps.1,004.2 million recorded in 2020, principally as a result of a 9.1% increase in construction costs from Ps.728.7 million in 2020 to Ps. 795.2 million in 2021, as well as increases of 7.4% in safety and security costs, 25.3% in maintenance costs and 28.0% in energy services, additionally an increase in technical assistance of 124.4%, and an increase of government concession fees of 60.8%. Operating expenses per workload unit for Mérida Airport were Ps.492.7 in 2021, a 26.5% decrease from the Ps.670.2 recorded in 2020.

Operating expenses for Villahermosa Airport were Ps.292.9 million in 2021, a 1.5% increase from the Ps.288.6 million recorded in 2020, primarily as a result of a 58.3% increase in maintenance services, a 14.7% increase in electricity services, a 141.7% increase in technical assistance, and a 49.1% increase in government concession fees, which were partially offset by a 19.6% decrease in construction costs from Ps.154.1 million in 2020 to Ps.123.9 million in 2021. Operating expenses per workload unit for Villahermosa Airport were Ps.292.9 in 2021, a 29.0% decrease from the Ps.412.3 recorded in 2020.

Operating expenses for our six other Mexican airports were Ps.1,434.5 million in 2021, a 28.3% increase from the Ps.1,118.3 million recorded in 2020, principally as a result of a 39.6% increase in construction costs from Ps.557.9 million in 2020 to Ps.778.9 in 2021, a 23.5% increase in maintenance costs from Ps.46.7 million in 2020 to Ps.57.7 million in 2021, a 134% increase in technical assistance, and a 69.6% increase of government concession fees. Operating expenses per workload unit for our other six Mexican airports were Ps.377.5 in 2021, a 19% decrease from the Ps.466 recorded in 2020.

Operating expenses for the LMM Airport were Ps. 2,126.2 million in 2021, compared to Ps.2,137.6 million in 2020. The decrease was mainly due to a 34.6% decrease in construction costs from Ps. 353.7 in 2020 to Ps. 231.3 million in 2021, and to the recovery of expenses through the Ps.339.7 million CARES Act grant awarded to Puerto Rico during 2020, which consisted of a Ps.165.9 million grant in employees cost, Ps. 142.3 million in safety and security costs, Ps. 7.9 million in maintenance costs and Ps.23.6 million in other costs, compared to a Ps.352.3 million grant awarded to Puerto Rico in 2021, consisting of a Ps. 165.5 million grant in employees cost, Ps.44.9 million in safety and security costs, Ps. 40.9 million in maintenance costs and Ps.101.0 million in other costs. This decrease was partially offset by a 24% increase in operating expenses derived from concession and energy expenses due to an increase in aeronautical revenues in 2021. Additionally, the valuation of the maintenance reserve pursuant to IFRIC 12 was Ps.74.8 million in 2020, while in 2021 the valuation of the maintenance reserve decreased to Ps.58.4 million.

Operating expenses for our Colombian airports were Ps.1,200.8 million in 2021, compared to Ps.1,035.1 million in 2020. The increase was primarily due to a 106.3% increase in concession fees from Ps. 149.6 million in 2020 to PS. 308.6 million in 2021, a 5.8% increase in cost of services due to a 47.6% increase in energy expenses, and a 46.9% increase in safety and security expenses.

Operating expenses for our parent holding company and our administrative services companies were Ps. 611.8 million in 2021, a 35.3% decrease from the Ps.946.3 million recorded in 2020, principally due to a decrease in solidarity agreement expenses.

Operating Income

Operating income increased by 164.3% from Ps.3,276 million in 2020 to Ps. 8,657.6 million in 2021. This increase in operating income was primarily a result of increases in 2021 in aeronautical revenues of 73.8% and in non-aeronautical revenues of 75.2%, partially offset by a 13.9% increase in cost of services, a 123% increase in technical assistance, a 77.1% increase in government concession fees due to a 93.5% increase in total passenger traffic during 2021 as compared to the same period in 2020, in addition to the fact that we did not receive insurance recovery in 2021 in connection with Hurricane Maria in Puerto Rico compared to the Ps.158.9 million recovery received in 2020.

Operating Income by Airport

Operating income for Cancún Airport increased by 157.9% from Ps.2,083.5 million in 2020 to Ps.5,373.4 million in 2021, primarily due to a 109.4% increase in aeronautical revenues. Additionally, commercial revenues increased by 82.8% due to higher passenger traffic. Operating income per workload unit at Cancún Airport increased 41.9% from Ps.166.7 in 2020 to Ps.236.6 in 2021.

Operating income for Mérida Airport increased by 170.8% from Ps.95.6 in 2020 to Ps. 258.9 million in 2021, mainly because of a 65.8% increase in aeronautical revenues due to higher passenger traffic. Operating income per workload unit at Mérida Airport increased 76.6% from Ps.63.7 in 2020 to Ps.112.5 in 2021.

Operating income for Villahermosa Airport increased by 126.7% from Ps.40.4 million in 2020 to Ps. 91.6 million in 2021, primarily because of a 59.0% increase in aeronautical revenues due to higher passenger traffic. Operating income per workload unit at Villahermosa Airport increased 58.8% from Ps.57.7 in 2020 to Ps.91.6 in 2021.

Operating income for our six other Mexican airports increased by 614.4% from Ps.55.4 million in 2020 to Ps.395.8 million in 2021, principally due to a 83.1% increase in aeronautical revenues and an 25.8% increase in non-aeronautical revenues due to higher passenger traffic. Operating income per workload unit at the other six Mexican airports increased 351.1% from Ps.23.1 in 2020 to Ps.104.2 in 2021.

Operating income for the LMM Airport increased by 65.3% from Ps.923.5 million in 2020 to Ps.,1526.6 million in 2021, due to a 88.3% increase in non-aeronautical revenues, partially compensated for the recovery of expenses through a Ps.339.7 million grant under the CARES Act awarded to Puerto Rico during 2020, which consisted of a Ps.165.9 million grant in employees cost, Ps. 142.3 million in safety and security costs, Ps. 7.9 million in maintenance costs and Ps.23.6 million in other costs, compared to a Ps.352.3 million grant awarded to Puerto Rico in 2021, consisting of a Ps. 165.5 million grant in employees cost, Ps.44.9 million in safety and security costs, Ps. 40.9 million in maintenance costs and Ps.101.0 million in other costs. This increase was partially offset by a 24% increase in operating expenses derived from concession and energy expenses due to an increase in aeronautical revenues in 2021. Additionally, the valuation of the maintenance reserve pursuant to IFRIC 12 was Ps.74.8 million in 2020, while in 2021 the valuation of the maintenance reserve decreased to Ps.58.4 million.

Operating income for our six Colombian airports was Ps.430.8 million in 2021, compared to Ps.242.1 million in 2020, due to a 140.2% increase in aeronautical revenues and a 51.7% increase in non-aeronautical revenues, due to higher passenger traffic.

Operating income for our parent holding company and our administrative services companies increased by 81.5% from Ps.319.6 million in 2020 to Ps.580.1 million in 2021, primarily due to higher revenues from cost recovery once these were controlled in the face of the COVID-19 pandemic in payments by our operating subsidiaries under intercompany agreements.

Comprehensive Financing Result

Our net comprehensive financing result was a loss of Ps. 531.6 million in 2021 as compared to a loss of Ps.418.9 million in 2020. This increase in net comprehensive financing loss is due in part to a 9.1% decrease in interest expenses, from Ps.926.3 million in 2020 to Ps.842.4 million in 2021, mainly reflecting a decrease in the bank interest rate in Mexico as well as a decrease in business valuation debt in Colombia. Additionally, the foreign exchange gain of Ps. 245.1 in 2020 decreased to a foreign exchange gain of Ps. 108.6 million in 2021, due to the depreciation of the Mexican Peso against the US dollar of 2.8% on a lower active dollarized position in 2021, compared with an depreciation of the peso against the dollar of 5.5% on a active position in 2020.

Taxes

Our current income tax provision increased 187.7%, from Ps.634.4 million in 2020 to Ps. 1,824.8 million in 2021, mainly due to a higher taxable income base in Mexico and Colombia reflecting the negative impact of COVID-19 on revenues.

Our deferred income tax provision increased from a deferred income tax loss of Ps.94.8 million in 2020 to a gain of Ps.96.3 million in 2021, mainly due to a increase in the tax benefit of the balance to be redeemed of the assets at the Cancún, Mérida and Oaxaca airports as a consequence of the increase in inflation in Mexico from 3.2% in 2020 to 7.3% in 2021.

As of 2019, there is no asset tax provision.

Our overall effective tax rate in 2021 and 2020 was 26%, which remained the same primarily due to (i) the increase in the tax benefit of the unredeemed asset balance in Mexican airports caused by the increase in annual inflation in Mexico from 3.2% in 2020 to 7.3% in 2021, and (ii) incorporating Aerostar’s 10% ISR rate.

Net Income

Net income increased 200.8% from Ps.2,126.5 million in 2020 to Ps. 6,397.5 million in 2021. This increase was mainly the result of the 73.8% and 75.2% increase in aeronautical and non aeronautical services, respectively.

Results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019

For a comparison of the results of operations for the year ended December 31, 2020 as compared to the year ended December 31, 2019, see “Item 5—Operating and Financial Review and Prospects—Results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019” in our Fiscal Year 2020 Form 20-F.

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances. However, in 2017, we incurred indebtedness to fund our investments in accordance with our Mexican Master Development Plans and to acquire the interest in our Colombian airports and our additional interest in Aerostar. See “—Indebtedness—Indebtedness in Mexico.” In 2020, we did not pay dividends. In 2021, we used Ps.2,463 million to pay dividends. As of December 31, 2020, we had Ps.5,192.6 million in cash and cash equivalents. As of December 31, 2021, we had Ps.8,770.1 million in cash and cash equivalents.

Cash Flows for the year ended December 31, 2021 as compared to cash flows for the year ended December 31, 2020

In 2021, we generated Ps.10,347.0 million in cash flow from operating activities, a 251.3% increase from Ps.2,937.1 million in 2020, primarily due to increases in aeronautical and non aeronautical revenues, recoverable taxes and accounts payable, which were partially offset by an increase in accounts receivable. As of December 31, 2021, income before income taxes was Ps.8,126.0 million, reflecting a 184.6% increase from 2020.

In 2021, cash flow used in financing activities was Ps.3,378.2 million, representing an 194.74% increase from the Ps.1,142.3 million cash flow used in financing activities in 2020. This increase was mainly due to the loans we obtained from Banco Santander for a principal amount of Ps.2,650 million, and from BBVA for a principal amount of Ps. 2,000 million, which were partially offset by the payment of (i) Ps.4,429.3 million of principal amount and Ps.908.6 million of interests due under certain outstanding loans, compared to a Ps.245.5 million payment of principal amounts and a Ps.963.0 million payment of interests due under certain loans outstanding in 2020, and (ii) Ps.220.9 million due under Aerostar’s senior secured notes outstanding in 2021, compared to a Ps.252.9 million payment of principal amounts due under Aerostar’s senior secured notes outstanding in 2020. Additionally, in 2021 we paid dividends for Ps.2,463 million.

Cash flow used in investing activities in 2021 was Ps.3,427.6 million, principally as a result of new investments in concessioned assets amounting to Ps.3,692.5 million in 2021, an 10.9% increase from 2020. This was partially offset by Ps.201.8 million collected from interest received from investments.

Cash Flows for the year ended December 31, 2020 as compared to cash flows for the year ended December 31, 2019

For a comparison of the cash flows for the year ended December 31, 2020 as compared to the cash flows for the year ended December 31, 2019, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows for the year ended December 31, 2020 as compared to cash flows for the year ended December 31, 2019” in our Fiscal Year 2020 Form 20-F.

Indebtedness

As of December 31, 2021, we had Ps.13,779.5 million in consolidated outstanding indebtedness. As of December 31, 2021, we had no contracts for interest rate or foreign currency swaps.

Indebtedness in Mexico

In the fourth quarter of 2011, our Cancún airport subsidiary obtained authorization for two new bank loans from Banamex and BBVA of U.S.$300.0 million and Ps.1,500.0 million, respectively. These loans remain subject to certain conditions precedent, including the negotiation of definitive documentation for the loans. To date, ASUR has not yet made use of the authorized credit lines. Our Cancún airport subsidiary purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan. We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan from BBVA in April 2017 to pay the balance of the purchase price. The loan had a term of one year and an interest rate calculated on the basis of the 28-day TIIE plus 0.60% from July 31 to October 31, 2017; TIIE plus 0.85% from October 31, 2017 to January 31, 2018; TIIE plus 1.10% from January 31 to April 30, 2018 and TIIE plus 1.60% from April 30 to July 31, 2018. This loan was paid in October 2017, and we, through our Cancun airport subsidiary, obtained two loans of Ps.2,000 million each, one seven-year term loan with BBVA at a 28-day TIIE rate plus 125 basis points maturing in October 2024, and another five-year term loan with Banco Santander at a 28-day TIIE rate plus 125 basis points maturing in October 2022. The remaining balance on the BBVA loan was repaid on October 13, 2021, and on October 18, 2021, we, through our Cancun airport subsidiary, entered into a seven-year loan agreement with BBVA for a principal amount of Ps. 2,000 maturing October 2028, with a 28-day TIIE rate plus an applicable margin. The applicable margin is calculated on the following basis: if our net leverage ratio is less than 1.5x, the applicable margin will be 140 basis points; if our net leverage ratio is between 1.5x and 2.5x, the applicable margin will be 165 basis points, and if our net leverage ratio is greater than 2.5x, the applicable margin will be of 190 basis points.

On September 29, 2021, we prepaid the remaining Ps. 2,000 million balance balance on the Santander loan and concurrently, through our Cancun airport subsidiary, we obtained a three-year term loan from Santander for a principal amount of Ps.2,650 million maturing on September 28, 2024 at a 28-day TIIE rate plus 150 basis points.

We have guaranteed our Cancún airport subsidiary’s obligations under these loans. While the BBVA and Banco Santander loans are outstanding, we and our subsidiaries are not permitted to create any liens upon any of our property, make any fundamental change to our corporate structure or sell any of our assets that exceed more than 10.0% of our consolidated total assets as of the most recent fiscal quarter prior to the sale. These loans require that we and our subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or greater than 3.00:1.00 as of the last day of each fiscal quarter. If we fail to comply with these covenants, the loans restrict our ability to pay dividends to our shareholders.

On June 29, 2020, the Company contracted a credit line with BBVA for Ps.1,500 million. The credit line had a term of eighteen months, maturing December 29, 2021, and an interest rate calculated on the basis of the TIIE plus 1.50%, and could be used for general corporate purposes, and expenses and commissions related to the credit. As of December 31, 2021, the Company has not used the credit line and the line was terminated.

Indebtedness in Puerto Rico

On March 21, 2013, our subsidiary Aerostar entered into a U.S.$50.0 million capital expenditure facility and a secured U.S.$10.0 million revolving credit facility with RBC Royal Bank, UBS Financial Services and FirstBank Puerto Rico. Additionally, Aerostar issued 5.75% senior secured notes with an aggregate principal amount of U.S.$350.0 million in a private placement. On June 24, 2015, Aerostar issued senior secured notes with an aggregate principal amount of U.S.$50.0 million to refinance the aforementioned capital expenditure facility. Furthermore, on December 18, 2015, Aerostar entered into a secured U.S.$10.0 million revolving credit facility with Banco Popular de Puerto Rico in order to refinance the March 2013 revolving credit facility and to finance operational working capital needs and general corporate purposes, including capital expenditure projects. On April 1, 2020, Aerostar drew down U.S.$10.0 million of its revolving credit facility for working capital purposes. The company repaid the credit facility in April 2021, interest is calculated at the Prime rate minus 0.5% and paid quarterly. As part of these debt financings, Aerostar was required to pledge its interest in the LMM Lease of the LMM Airport as collateral to a leasehold mortgagee assigned by the lenders. As of November 19, 2021 the full balance of the revolving credit facility was repaid.

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

The syndicated credit agreement was amortized by Airplan during 2018, 2019, 2020 and 2021. In this regard, the outstanding amount of the credit agreement as of December 31, 2018 was COP$428,997.5 million, COP$402,597.5 million as of December 31, 2019, COP$367,397.5 million as of December 31, 2020 and COP$327,797.5 million as of December 31, 2021. Airplan was granted waivers for its financial obligations related to debt coverage in the syndicated loan agreement from the measurement date in the third quarter of 2020 until the first quarter of 2021. In 2021, all the lenders in the syndicated loan agreement granted additional waivers to Airplan until the first quarter of 2022 in respect of its financial obligations related to debt coverage. The Company will not be subject to any default or event of default as a result of breaching the debt coverage ratio until March 31, 2022.

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

Capital Expenditures

Under the terms of our Mexican concessions, every five years our Mexican subsidiary concession holders must present a master development plan to the Ministry of Infrastructure, Communications and Transportation for approval. Each master development plan includes concession holders’ investment commitments for the succeeding five-year period, including capital expenditures and improvements. Once approved by the Ministry of Infrastructure, Communications and Transportation, these commitments become binding obligations under the terms of our concessions.

In June 2018, the Ministry of Infrastructure, Communications and Transportation approved each of our master development plans. The current terms of the master development plans went into effect as of January 1, 2019 and will be in effect until December 31, 2023. In September 2020, the Ministry of Infrastructure, Communications and Transportation approved the deferral of Ps.2,292.4 million of committed investments for projects contained in the master development plans and authorized for 2020 to the year 2021, due to the health emergency generated by COVID-19. Additionally, on October 29, 2020, we filed a request with the Ministry of Infrastructure, Communications and Transportation for an extraordinary review of the Mexican maximum rates, which was approved on April 7, 2021, and resulted in a reduction in committed investments and an increase in the Mexican maximum rates in the master development plans for the years 2021 to 2023.

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

The following table sets forth our historical investments in Mexico, Puerto Rico and Colombia in the periods indicated.

(thousands of
Year ended December 31,	Mexican pesos)
2019	2,676,610
2020	3,412,493
2021	3,800,450

In 2021, we spent Ps.3,533.4 million in Mexico on capital expenditures in the nine airports in Mexico, principally on the enlargement of the terminal building, commercial platform, runways, taxiways and roads at the Merida Airport, and the commencement of works for the enlargement of terminal 3 and expansion works in terminal 4, expansion of taxiways, runways and roads at the Cancun Airport.

In 2021, we spent Ps.5.8 million in Colombia on capital expenditures on projects which included, among others: extension of the cargo terminal, acquisition of fixed assets, and the extension of the building terminal.

In 2021, we spent Ps.261.1 million in Puerto Rico on capital expenditures on projects which included the reconstruction of terminal D .

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

We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs.

Item 6.Directors, Senior Management and Employees

Directors

Our Board of Directors is responsible for the management of our business. Pursuant to our bylaws, the Board of Directors must consist of an uneven number of directors determined at an ordinary general meeting of stockholders and is required to have at least seven, but not more than twenty-one, members. Currently, the Board of Directors consists of eleven directors, each of whom is elected or ratified at the annual stockholders’ meeting for a term of one year or until a successor has been appointed.

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

The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name (**)	Title	Director Since
Fernando Chico Pardo(1)	Chairman	April 28, 2005
Ricardo Guajardo Touché(3)	Director	February 28, 2001
Francisco Garza Zambrano(3)	Director	February 28, 2001
Guillermo Ortiz Martínez(3)	Director	April 26, 2010
José Antonio Pérez Antón(2)(5)(*)	Director	April 26, 2012
Aurelio Pérez Alonso(4)(*)	Director	April 26, 2012
Rasmus Christiansen(3)	Director	April 26, 2007
Barbara Garza Lagüera Gonda (3)(6)	Director	April 23, 2020
Pablo Chico Hernández (7)	Director	April 22, 2021
Heliane Marie Luise Steden (7)	Director	April 22, 2021
Diana María Chavez Varela (7)	Director	April 22, 2021
(1)

Elected by ITA as holder of Series BB shares. Fernando Chico Pardo is the direct or indirect owner of 50.0% of the shares of ITA and 51,641,256 Series B shares (17.21% of our outstanding shares) as of April 8, 2022.

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

(7)	On April 22, 2021, Pablo Chico Hernández, Heliane Marie Luise Steden, and Diana María Chavez Varela were elected as members of the Board of Directors, representing the Series B shares.
(*)	Owner of less than 1.0% of our outstanding shares as of December 31, 2021.
(**)	There is a vacancy on the Board of Directors due to the death of Luis Chico Pardo on February 25, 2021.

Fernando Chico Pardo. Mr. Fernando Chico Pardo has been a member of our Board of Directors and Chairman of the Board since April 28, 2005. He was our Chief Executive Officer from January 19, 2007 until June 1, 2011. He is the founder and President of Promecap, S.C. established in 1997 , and and he is the Co-President of the port and rail operator Carrix, Inc. Previously, Mr. Fernando Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York), Latin America Representative for Mocatta Metals Corporation, Mexico Representative for Standard Chartered Bank (London) and consultant to BBVA. Mr. Fernando Chico Pardo has also been on the boards of directors of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México, BBVA, Cultiba and Grupo Posadas de México. He is 70 years old. Mr. Fernando Chico Pardo was appointed by ITA.

Ricardo Guajardo Touché. Mr. Guajardo is an independent member of our Board of Directors and President of our Audit and Corporate Practices Committee. He was President of Grupo Financiero BBVA, S.A. from 1999 to 2004, and President and Chief Executive Officer of Grupo Financiero BBVA, S.A. from 1991 to 1999. He has previously served on the boards of directors of Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”), Grupo Industrial Alfa, El Puerto de Liverpool, and Grupo Coppel. He is currently on the boards of directors of Fomento Económico Mexicano (“FEMSA”), Grupo Bimbo, Coca Cola Femsa (“KOF”), Grupo Vitro, and BBVA. He is 73 years old. Mr. Guajardo is an independent director.

Francisco Garza Zambrano. Mr. Garza is a member of our Board of Directors and he has served as President of Cementos Mexicanos of North America and Trading, as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos U.S.A. He was formerly on the Board of Directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Cámara Nacional del Cemento, Club Industrial, A.C. and Fundación Mexicana para la Salud, and is currently on the board of the Universidad de Monterrey, the Roberto Garza Sada Centre for Art, Architecture and Design, and the FIDECULTURAL Technical Committee. He is 66 years old. Mr. Garza is an independent director.

Guillermo Ortiz Martínez. Mr. Ortiz is a member of our Board of Directors and Financial Expert of the Audit Committee. He has served as the Chairman of the Board of Directors of Grupo Financiero Banorte. Previously, he was Governor of the Bank of Mexico for two terms, from 1998 to 2003, and from 2004 to 2009. From 1994 to 1997, he was Mexico’s Public Finance Minister. Mr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994. Prior to that, between 1984 and 1988, he occupied the position of Executive Director of the International Monetary Fund (IMF). From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research. Mr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry. During 2009 he was employed as Chairman of the Bank for International Settlements based in Basel, Switzerland. He is 73 years old. Mr. Ortiz is an independent director.

Rasmus Christiansen. Mr. Christiansen previously served as the Chief Executive Officer of Copenhagen Airports International A/S, responsible for management and advisory services for CPH’s international investments. Before joining Copenhagen Airports, Mr. Christiansen was the director and owner of an import/export company in Hungary (1993 – 1999). Prior to this, he was Vice President of Dolce International, Hotels and Conference centers. He joined Copenhagen Airports A/S in 1999 as the Development and Acquisitions Director. In 2005 he became the Vice President and in 2007 CEO of Copenhagen Airports International. He is also a board member of CPH International A/S and Newcastle International Airport Ltd. as well as Chairman of the Danish Schou Foundation. Mr. Christiansen is 70 years old and was born in Denmark. Mr. Christiansen is an independent director.

José Antonio Pérez Antón. Mr. Pérez Antón has been Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005. He has worked for ADO since 1996. Mr. Pérez Antón is also currently the Vice President of the Cámara Nacional del Autotransporte de Pasaje y Turismo (the Mexican National Chamber of Intercity and Tourism Transportation, or CANAPAT), he is a Counselor at ITI (the Intermodal Transportation Institute, based in Denver), and a member of the Mexican Business Council. He is 49 years old.

Aurelio Pérez Alonso. Mr. Pérez Alonso has been Deputy Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005. Before joining the company in 1998, Mr. Pérez Alonso was a consultant for Arthur Andersen and he is currently a member of the Board of Directors of CANAPAT. He is 50 years old.

Pablo Chico Hernández. Mr. Chico Hernández graduated from the Iberoamericana University in Mexico City with a degree in Business Administration, and obtained an MBA at Southern Methodist University in Dallas, TX, specialising in Finance and Entrepreneurship. He has worked for Promecap, S.C., and for Prudential Bank Mexico. He currently works for SSA Marine, Inc, a marine and rail transport logistics company based in Seattle, Washington. He is 37 years old.

Bárbara Garza Lagüera Gonda. Ms. Garza Lagüera is an alternate member of the board of directors of FEMSA, the Vice-Chairman of the board of directors of ITESM Campus Mexico City, a member of the boards of directors of Fresnillo, Plc., Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliario La Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V., Controladora Pentafem, S.A.P.I. de C.V., BECL, S.A. de C.V., Soluciones Financieras (SOLFI), Fondo para la Paz, and Museo Franz Mayer, and a member of the supervision commission of the Fondo Nacional para la Cultura y las Artes (FONCA). She is 62 years old. Ms. Garza Lagüera is an independent director.

Heliane Marie Luise Steden Ms. Steden is a managing director at Merrill Lynch and a member of the company’s flagship New York International Office. She joined Merrill Lynch in 1999, after working for Bankers Trust and Deutsche Bank. She is also on the Board of Trustees of the University of Southern California. While studying business administration at USC, Steden was a three-time All American women’s tennis player, and went on to pursue a five-year professional career in tennis. She is 57 years old. Ms. Steden is an independent director.

Diana Maria Chavez Varela. Ms. Chavez is the Executive Director and Chairperson of the Board of CIFAL, a private sector center promoting research for the implementation of United Nations sustainability goals and initiatives in Bogotá, Colombia. She is also the Vice-Chair of the Board of Trustees of UNITAR, the United Nations Institute for Training and Research, in Geneva, Switzerland. Between 2009 and 2017, she was the Executive Director for the Latin America and Caribbean Regional Centre of the UN Global Compact in Bogotá, and prior to that was the Local Network Coordinator of the Global Compact in Mexico. She is 50 years old. Ms. Chavez is an independent director.

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

Adolfo Castro Rivas. Mr. Castro was appointed as our Chief Executive Officer in June 2011. Mr. Castro has been our Director of Finance (Chief Financial Officer) since January 2000. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. de C.V. and an auditor and consultant with Coopers & Lybrand. Mr. Castro is also member of the Board of Directors of Red de Carreteras de Occidente, S.A.B. de C.V. He is 57 years old.

Carlos Trueba Coll. Mr. Trueba has been the Director of Cancún International Airport since March 1, 2010. Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004). He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares. He is 58 years old.

Héctor Navarrete Muñoz. Mr. Navarrete is the Director of Regional Airports. Previously, Mr. Navarrete was the Administrator of the Mérida International Airport, Director of the Board of Culture and Tourism of the state of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security. He is 65 years old.

Claudio Góngora Morales. Mr. Góngora has been General Counsel since 1999. He is Legal Director of ASUR (from 2001). Mr. Góngora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compañía Exploradora del Istmo, S.A. de C.V. He has been Deputy Legal Director of Comisión de Fomento Minero, as well as Chief Legal Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 70 years old.

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

Alejandro Pantoja López. Mr. Pantoja was appointed as our Chief Infrastructure and Compliance Officer in August 2013. Previously, he held a series of positions in ASUR, including Administrator of Veracruz International Airport (from 2001 to 2013). He has also held executive posts in the companies Internacional de Contenedores de Veracruz and Ferrocarril del Sureste. He is 60 years old.

Share Ownership of Directors and Senior Management

With the exception of Fernando Chico Pardo (see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”), directors and senior management do not own shares of ASUR. There are no compensation arrangements under which employees may acquire capital stock of ASUR.

Compensation of Directors and Senior Management

Members of our Board of Directors and the members of our committees received Ps.8.1 million in aggregate compensation for the year ended December 31, 2021. We paid an aggregate amount of approximately Ps.122.3 million in 2021 for the services of our executive officers.

No amount has been set aside by ASUR or its subsidiaries for pension, retirement or similar benefits.

Committees

Our bylaws provide for four committees to assist the Board of Directors with the management of our business: an Operating Committee, an Audit and Corporate Practices Committee, an Acquisitions and Contracts Committee and a Nominations and Compensation Committee.

The Operating Committee, which is composed of five members, is responsible for proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development plans of our subsidiary concession holders, our dividend policy and investments of less than U.S.$2.0 million that are not provided for in our annual budget. The Board of Directors appoints all the members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint two of the committee members and to appoint the chairman, who has a deciding vote in the case of a tie. The consent of the Series BB directors is also required to select the members of the Operating Committee that are not members of our board or officers of our company. The current members of the Operating Committee are Francisco Garza Zambrano (President), Fernando Chico Pardo, Rasmus Christiansen, Ricardo Guajardo Touché and José Antonio Pérez Antón. A secretary has also been appointed who is not a member of the committee.

The Audit and Corporate Practices Committee must be composed of at least three members, all of whom must be independent, and is responsible for supervising the management and conduct of our business, monitoring the activities of our Board of Directors, our officers and the officers of our subsidiaries for compliance with the bylaws and applicable law, as well as coordinating internal auditing activities. With respect to financial reporting and auditing matters, the Audit and Corporate Practices Committee reviews financial data, supervises risk-management activities (such as areas of the company that may be vulnerable to fraud or other acts of corruption, information technology, and environmental and social issues), ensures compliance with the professional code of conduct and has oversight of our internal auditing and controls system, as well as the performance of our external auditors. The Audit and Corporate Practices Committee is also responsible for monitoring transactions with affiliates, including ITA and its stockholders. In addition to the specific duties and authorities set forth under our bylaws and the Securities Market Law for the Audit and Corporate Practices Committee, the Audit and Corporate Practices Committee also has the authority and duties of the Corporate Practices Committee under the Securities Market Law. Our bylaws provide that the Board of Directors shall determine the number of members of the Audit and Corporate Practices Committee, which is required to comprise solely independent directors. All members of the Audit and Corporate Practices Committee must meet the applicable independence criteria set forth under the Sarbanes-Oxley Act of 2002 and the rules issued thereunder by the U.S. Securities and Exchange Commission. The president of the Audit and Corporate Practices Committee is elected by a vote at the shareholders meeting, as is a secretary, who is not required to be a committee member. The committee also appoints among its members a special delegate who may not be a person appointed by the holders of Series BB shares nor be related to the committee members. The special delegate is charged with ensuring that ITA complies with its obligations under the technical assistance agreement it has with us. The current members of the Audit and Corporate Practices Committee are Ricardo Guajardo Touché (President), Francisco Garza Zambrano and Guillermo Ortiz Martínez (Financial Expert of the Audit Committee). A secretary has also been appointed who is not a member of the committee.

The Acquisitions and Contracts Committee, composed of three members, is responsible for ensuring compliance with our procurement policies set forth in our bylaws. Among other things, these policies require that the Acquisitions and Contracts Committee approve (i) any transaction or series of related transactions between us and a third party involving consideration in excess of U.S.$400,000 and to be performed within one year or more; (ii) any contract modifications representing an increase of more than 25% of the originally agreed timeframe or value; (iii) any tendered contracts for which a single bid has been received, or when a contract is assigned directly without involving a tender; and (iv) any contract renewals involving the same supplier. In addition, the policies require that any contract between us, on the one hand, and ITA or any of its related persons, on the other hand, be awarded pursuant to a bidding process involving at least three other bidders. Our bylaws provide that a stockholders’ meeting will determine the number (which must be an odd number) of members of the Acquisitions and Contracts Committee, which is required to be composed primarily of members of the Board of Directors. The members of the Board of Directors elected by the holders of Series BB shares are entitled to appoint one member to the committee. The current members of the Acquisitions and Contracts Committee are Fernando Chico Pardo (President), Rasmus Christiansen and Aurelio Pérez Alonso. A secretary has also been appointed who is not a member of the committee.

The Nominations and Compensation Committee was formed on October 12, 1999. The duties of the committee include the proposal to the general shareholders’ meeting of candidates for election to the Board of Directors and proposal to the Board of Directors of candidates for appointment as executive officers, as well as proposals to the general shareholders’ meeting regarding the removal and compensation of directors and officers. With respect to compensation of directors and officers, the committee determines the level of compensations based on performance assessments and market rates, and approves the performance parameters that will be used as the basis for assessment in the subsequent twelve-month period. Our bylaws provide that a stockholders’ meeting will determine the number (which must be an odd number) of members of the committee. The holders of the Series B and Series BB shares, acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee are to be named by these two initial members. Members of the committee each have a term of one year. At each annual stockholders’ meeting after a public offering of our shares, the Nominations and Compensation Committee is required to present a list of at least seven candidates for election as directors for the vote of the Series B stockholders. At an ordinary stockholders’ meeting held February 28, 2001, our stockholders resolved that the Nominations and Compensation Committee be comprised of three members. The current members of the Nominations and Compensation Committee are Barbara Garza Lagüera Gonda (President), Fernando Chico Pardo and José Antonio Pérez Antón.

Employees

The following table sets forth the number of employees in various positions as of the end of 2019, 2020 and 2021.

	As of December 31,
	2019	2020	2021
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	146	145	8
Mexico
Cancún Airport	298	294	433
Cozumel Airport	26	26	27
Huatulco Airport	23	23	23
Mérida Airport	63	65	64
Minatitlán Airport	20	20	20
Oaxaca Airport	26	28	28
Tapachula Airport	24	24	23
Veracruz Airport	34	33	35
Villahermosa Airport	36	35	33
Cancún Airports Services, S.A.	—	—	239
Total Mexico	696	693	933
Colombia
Airplan (Corporate Office)	89	88	88
Carepa Airport	23	26	26
Corozal Airport	16	20	22
Medellín Airport (Enrique Olaya Herrera)	52	50	48
Rionegro Airport (José María Córdova)	131	112	115
Montería Airport	47	39	45
Quibdó Airport	27	25	24
Total Colombia	385	360	368
San Juan Airport	97	103	97
Total Administrative Employees	1178	1156	1398
Unionized Employees(2)
Mexico
Cancún Airport	162	165	162
Cozumel Airport	36	36	35
Huatulco Airport	20	19	20
Mérida Airport	44	45	45
Minatitlán Airport	16	16	16
Oaxaca Airport	21	21	23
Tapachula Airport	24	24	24
Veracruz Airport	26	27	27
Villahermosa Airport	28	28	27
Total Mexico	377	381	379
Colombia
Carepa Airport	—	—	—
Corozal Airport	—	—	—
Medellín Airport (Enrique Olaya Herrera)	—	—	—
Rionegro Airport (José María Córdova)	—	—	—
Montería Airport	—	—	—
Quibdó Airport	—	—	—
Total Colombia	—	—	—
San Juan Airport	—	—	—
Total Union Employees	377	381	379
(1)

In April 2008, we transferred all of the non-unionized administrative employees employed by our airport operating subsidiaries to Servicios Aeroportuarios del Sureste, S.A. de C.V., a wholly-owned subsidiary.

(2)	In April 2008, we transferred all of our unionized personnel from our airport operating subsidiaries to RH Asur, S.A. de C.V., a wholly-owned subsidiary.

As of December 31, 2019, 2020 and 2021, we had 1,555, 1,537 and 1,777 total employees (administrative and unionized), respectively.

As of December 31, 2019, 2021, and 2021, 24.2%, 24.8% and 21.3%, respectively, of our employees were members of labor unions.

Until June 9, 2021, RH ASUR, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V., two subsidiaries wholly-owned by us, provided administrative and personnel services. As of June 10, 2021, all unionized and non-unionized personnel are hired by each of our respective subsidiaries, and RH ASUR, S.A. de C.V. has no employees as of such date.

All of our Mexican unionized employees are members of local chapters of the Mexican National Union of Airport Workers. As of April 2008, the labor relations with our Mexican employees in our airport operating subsidiaries are governed by one collective labor agreement that is negotiated by the local chapter of the union. Under applicable Mexican labor law, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. The last agreement for the period 2020 to 2022 has been signed with the union as of January 2021, which prospectively modified the 2020 agreement. We believe we have good relations with our Mexican employees.

Item 7.Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Capital Stock Structure

The following table sets forth the current ownership of outstanding shares as of April 8, 2022, to the extent of our knowledge.

			Percentage of total
	Number of Shares		share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
CHPAF Holdings, S.A.P.I. de C.V. (1)(2)(3)(4)(5)	51,641,256	—	17.21%	—
Inversiones Productivas Kierke, S.A. de C.V.(6)	36,918,290	—	12.31%	—
ITA, through Bancomext (1)(2)(3)(4)(6)	—	22,950,000	—	7.65%
Other Public(1)	188,490,454	—	62.83%	—
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

(6)	Grupo ADO, S.A. de C.V. indirectly owns 50.0% of ITA through its subsidiary, Inversiones Kierke, which in turn owns, directly or indirectly, 36,918,290 of our Series “B” shares.
(7)	Amount of shares beneficially owned as of December 31, 2021.

ITA Trust

The rules governing the sale of our Series BB shares to ITA required that ITA place all of its Series BB shares in trust in order to guarantee ITA’s performance of its obligations under the technical assistance agreement and ITA’s commitment to maintain its interest in ASUR for a specified period. Accordingly, ITA has placed its shares in trust with Bancomext. This trust, as amended in connection with the conversion of 22,950,000 Series BB shares described above, provides that ITA may instruct Bancomext with respect to the voting of the shares held in trust that currently represent 7.65% of our capital stock, regarding all matters other than capital reductions, payment of dividends, amortization of shares and similar distributions to our shareholders, which are voted by the trustee in accordance with the vote of the majority of the Series B shares.

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

RELATED PARTY TRANSACTIONS

General

As of December 31, 2019, 2020 and 2021, the accounts pending payment with related parties are as follows:

	At December 31,
	2019	2020	2021

	(millions of Mexican pesos)
Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.(1)	96.8	53.3	127.4
Lava Tap de Chiapas S.A De C.V	0.5	0.4	0.5
Autobuses de Oriente ADO S.A de C.V.	—	0.1	—
Total Accounts Payable	97.3	53.8	127.9
(1)	Shareholder

As of December 31, 2019, 2020 and 2021, the accounts pending receipt with related parties are as follows:

	At December 31,
	2019	2020	2021

	(millions of Mexican pesos)
Accounts Receivable:
Autobuses de Oriente ADO, S. A. de C. V.(1)	0.0	0.0	0.0
Autobuses Golfo Pacífico, S. A. de C. V.(1)	0.3	0.2	0.0
Total Accounts Receivable	0.3	0.2	0.0
(1)	Shareholder

During the years ending December 31, 2019, 2020 and 2021, the following transactions with related parties were carried out:

	Year Ended December 31,
	2019		2020		2021

		(millions of Mexican pesos)
Commercial revenues	Ps.	21.8	Ps.	13.0	Ps.	18.4
Interest income		—		—		—
Technical assistance		(404.1)		(175.6)		(391.7)
Leases		(5.3)		(6.1)		(5.9)
Cleaning services		(11.5)		(11.8)		(12.3)
Others		—		—		—

Arrangements with ITA

The rules for the sale of the Series BB shares required ITA, ASUR and the Ministry of Infrastructure, Communications and Transportation to enter into a participation agreement, which established the framework for the option agreement, the Technical Assistance Agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, Trust Agreement. The participation agreement expired on December 17, 2013.

Pursuant to the Technical Assistance Agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us. Although Copenhagen Airports ceased to be a shareholder in October 2010, and after the consummation of the sale of a company that owns 49.0% of ITA to Grupo ADO, the Technical Assistance Agreement continues in force and will remain in force. The Technical Assistance Agreement entitles ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our Board of Directors. The agreement also grants us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The agreement had an initial 15-year term which expired in 2013, and was automatically renewed for a successive five-year term on the same conditions on December 18, 2013. We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in “Item 6. Directors, Senior Management and Employees—Committees.” In 2019, 2020 and 2021, we recognized expenses of U.S.$21.4 million, U.S.$8.8 million and U.S.$19.1 million, respectively, pursuant to the technical assistance agreement. We did not owe ITA additional expenses in 2019, 2020, and 2021.

Arrangements with Entities Controlled by Fernando Chico Pardo

We rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.

Compensation to Directors and Officers

In 2019, we provided Ps.109.7 million in compensation to key management personnel and Ps.9.1 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2020, we provided 137.2 million in compensation to key management personnel and Ps.8.6 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2021, we provided Ps.122.3 million in compensation to key management personnel and Ps.8.1 million in compensation to the Board of Directors and the committees of the Board of Directors.

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

At present, a number of labor-law claims have been filed against us mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects. We are currently pursuing judicial remedies and no ruling has been handed down at the date of this report. As of December 31, 2021, we have not established a provision for this item.

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

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under IFRS. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., as of December 31, 2021, is Ps.1,989.5 million (which includes the required allocation corresponding to year 2020 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Currently, dividends paid to non-resident holders with respect to our Series B shares and ADSs are subject to Mexican withholding tax at the rate of 10.0% on the gross amount of the dividend distributed. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor of 1.4286. Corporate tax rates of 30.0% in 2019, 2020 and 2021 are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax for the 2021 fiscal year or the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2021, the credit would be applicable against the Mexican corporate income tax for the fiscal year ended 2021 or the Mexican corporate income tax corresponding to the following two fiscal years. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2021, we did not have distributable earnings which were subject to corporate income tax and had Ps.17,347.5 million of earnings which were not subject to corporate income tax.

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

At the general stockholders’ meeting held on April 23, 2020, our stockholders approved an increase in the legal reserve of the Company of 5% of the accumulated net profits for the year ended December 31, 2019. In that same meeting, our stockholders agreed to delegate to the Board of Directors the power to decree the payment of ordinary dividends of the nominal amount of U.S.$2.4 million, which will not cause Income Tax (ISR) to arise under CUFIN. The Board of Directors approved the the payment of ordinary dividends on June 29, 2021, and dividends were paid on October 1, 2021. Our stockholders also approved setting aside all remaining accumulated net profits for the year ended December 31, 2020 for the Company to repurchase its own shares during the 2020 fiscal year.

At the general stockholders’ meeting held on April 22, 2021, our stockholders approved to set aside 5% of the accumulated net profits for the year ended December 31, 2020 to increase our legal reserve, in accordance with Article 20 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles). In that same meeting, our stockholders approved the report submitted by the Board of Directors which contains our principal accounting and reporting policies and criteria followed in the preparation of our financial information. Our stockholders also approved compensations to key management personnel for the year 2021.

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

Item 9.The Offer and Listing

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

Our common ADSs, each representing 10 Series B common shares of our capital stock, are traded on the NYSE under the ticker symbol “ASR.” The Bank of New York Mellon serves as the depositary for our common ADSs. On April 7, 2022, there were 99,154,320 common ADSs outstanding, representing 33.05% of our total share capital.

Item 10.Additional Information

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
•

to appoint our chief executive officer from among the candidates proposed by the members of the Board of Directors appointed by the Series BB shareholders, and to appoint those officers other than those designated by the Series BB directors or the Operating Committee; and

•

to approve, upon proposal by the Operating Committee: (i) our annual budget and that of our subsidiaries; and (ii) the master development plan and any amendments thereto for each of the airports to be submitted to the Ministry of Infrastructure, Communications and Transportation.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 8, 2022:

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

Voting Rights and Stockholders’ Meetings

Each Series B share and Series BB share entitles the holder to one vote at any general meeting of our stockholders. Holders of Series BB shares are entitled to elect two members of our Board of Directors and holders of Series B shares are entitled to name the remaining members of the Board of Directors. Our bylaws provide that our Board of Directors will have such odd number of members as determined by the stockholders’ meeting, which number shall not be less than seven and shall be subject to the maximum limit set forth by the Mexican Ley del Mercado de Valores (Mexican Securities Market Law). Currently, our Board of Directors consists of eleven members.

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

Transfer and Conversion of Series BB Shares

Series BB shares may only be transferred after conversion into Series B shares, and are subject to the following rules:

•

Except with the prior authorization by the Mexican Ministry of Infrastructure, Communications and Transportation, ITA was required to retain its interest in the Series BB shares through December 18, 2008.

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

•

If our board approves the terms and conditions of any offer, the offeror must obtain prior authorization from the Ministry of Infrastructure, Communications and Transportation for the “change of control” prior to the commencing the public offer. See “Item 4. Information on the Company—Mexican Regulatory Framework—Reporting, Information and Consent Requirements.”

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

•

If the holders of the Series BB shares express their interest in accepting an offer (which does not imply any obligation on their part to participate in such offer), the launching of the offer shall be conditioned upon obtaining prior authorizations from the Ministry of Infrastructure, Communications and Transportation, including those relating to the transfer of the Series BB shares and the replacement of ITA in its capacity as strategic partner under the technical assistance agreement.

•

If our board approves the terms and conditions of an offer, the offeror must complete the other acts that are necessary for the purpose of carrying out the offer. That includes, among other things, obtaining the authorization of the Ministry of Infrastructure, Communications and Transportation, as well as providing the notifications required by applicable law.

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

MATERIAL CONTRACTS

Our subsidiaries are parties to the Mexican airport concessions granted by the Ministry of Infrastructure, Communications and Transportation under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “—Mexican Sources of Regulation” and “—Scope of Concessions and General Obligations of Concession Holders” under “Item 4. Information on the Company—Mexican Regulatory Framework.”

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

Subject to certain exceptions for short-term and hedged positions and the application of the passive foreign investment company (“PFIC”) rules discussed further below, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the Series B shares or ADSs will be subject to tax at a reduced rate if the dividends are “qualified dividends.” Dividends will be treated as qualified dividends if: (i) (A) the dividends are received on Series B shares or ADSs which are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. [Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 and 2021 taxable years. Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or the reasonably foreseeable future, although there can be no assurance in this regard.

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

U.S. Federal Income Tax Considerations

Subject to the discussion below under “Passive Foreign Investment Company Status”, upon the sale or other disposition of the Series B shares or ADSs, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the Series B shares or ADSs. Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Series B shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder who is an individual is generally subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

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

Although we believe that we were not a PFIC in 2020 and 2021 and do not anticipate becoming a PFIC in the current year or the reasonably foreseeable future, the determination whether we are a PFIC will be made annually depending on the particular facts and circumstances, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC.

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

Item 11.Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are principally exposed to market risks from fluctuations in interest rates and foreign currency exchange rates. We use derivative instruments on a selective basis to manage interest rate risk. We do not hold or issue derivatives for speculative purposes and have engaged in trading only with well-known financial institutions.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month. In 2019, 2020 and 2021, 25.9%, 14.8% and 21.1%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. In addition, a substantial portion of our contracts with providers of commercial services are denominated in U.S. dollars. In 2019, 2020 and 2021, 33.6%, 25.4% and 30.6%, respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars. Substantially all of our other revenues are denominated in Mexican pesos. Substantially all of our consolidated costs and expenses are denominated in Mexican pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2021, we estimate that our revenues for the year ended December 31, 2021 would have increased by Ps.166.31 million.

As of December 31, 2019, 2020 and 2021, 55.2%, 44.7% and 50.3%, respectively, of our cash and cash equivalents were denominated in dollars. Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2021, we estimate that the value of our cash and cash equivalents as of December 31, 2021 would have increased by Ps.220.67 million.

As of December 31, 2021, 76.0% of our foreign currency indebtedness was denominated in U.S. dollars and 24.0% was denominated in Colombian pesos. A decrease in the value of the Mexican peso relative to the dollar will increase the cost in pesos of servicing our U.S. dollar denominated indebtedness. Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2021, we estimate that our long term debt as of December 31, 2021 would have increased by Ps.347.60 million.

As of December 31, 2019, 2020 and 2021, we did not have any outstanding forward foreign exchange contracts.

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

Based on a 1.0% increase in TIIE, we estimate that the cost of our debt service for the year ended December 31, 2021 would have increased by Ps.4.7 million in 2021. Based on a 1.0% increase in DTF, we estimate that the cost of our debt service for the year ended December 31, 2021 would have increased by Ps.1.7 million in 2021.

Item 12.Description of Securities Other Than Equity Securities

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

Fees payable by the depositary

From January 1, 2021 through December 31, 2021, the depositary reimbursed or otherwise paid us approximately U.S.$71.0 thousand in compensation in connection with the ADS program. Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), and legal fees.

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

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.Controls and Procedures

The Company’s management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2021 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. We conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021 using the criteria set forth in the “Internal Control – Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, as stated in the report included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during 2021 that materially affected, or was reasonably likely to materially affect, our internal control over financial reporting.

Item 16.[Reserved]

Item 16A.Audit and Corporate Practices Committee Financial Expert

Our Board of Directors designated Guillermo Ortiz Martinez, an independent director as required by the Mexican Securities Market Law and applicable NYSE listing standards, as an “Audit and Corporate Practices Committee financial expert” within the meaning of this Item 16A at a meeting of our Board of Directors on June 1, 2010. See “Item 6. Directors, Senior Management and Employees—Directors.”

Item 16B.Code of Ethics

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

Item 16C.Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2020 and 2021:

	Year ended December 31,
	(thousands of Mexican pesos)
	2020		2021
Audit fees		31,145	34,241
Audit-related fees		—	—
Tax		1,525	1,256
Total fees	Ps.	32,670	35,497

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

Item 16D.Exemptions from the Listing Standards for Audit and Corporate Practices Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

			(c) Total number of	(d) Maximum
	(a) Total		shares purchased as	number of shares
	number of	(b) Average	part of publicly	that may yet be
	shares	price paid per	announced plans or	purchased under
2020	purchased	share in Pesos	programs	the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31(1)	1,862,669	269.92	—	—
April 1-30(1)	99,257	205.04	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31(1)	796,630	214.94	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2020 Total	2,758,556	251.71	—	—

			(c) Total number	(d) Maximum number
	(a) Total	(b) Average	of shares purchased	of shares that may
	number of	price paid	as part of publicly	yet be purchased
	shares	per share	announced	under the
2021	purchased	in Pesos	plans or programs	plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31(2)	—	—	—	—
April 1-30(2)	—	—	—	—
May 1-31	—	—	—	—
June 1-30	5,092,418	349.27	—	—
July 1-31(2)	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	3,125,276	405	—	—
2020 Total	8,217,694	377.13	—	—

(1)

Our Chairman of the Board of Directors Fernando Chico Pardo owns, directly or indirectly, 99.99% of CHPAF Holdings, S.A.P.I. de C.V., which purchased 2,904,184 Series B shares in the open market in March, April and July 2020.

(2)

Our Chairman of the Board of Directors Fernando Chico Pardo owns, directly or indirectly, 99.99% of CHPAF Holdings, S.A.P.I. de C.V., which purchased 8,217,694 Series B shares in the open market in June and December 2021.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.Corporate Governance

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

Director Independence. Majority of Board of Directors must be independent. §303A.01

Pursuant to the Mexican Securities Market Law, we are required to have a board of directors composed of a maximum of twenty-one members, 25.0% of whom must be independent. Stockholders are required to make a determination as to the independence of our directors. Our bylaws provide that our Board of Directors must be composed of such odd number of members as determined by our shareholders at the annual meeting, which shall not be less than seven and shall be subject to the maximum limit set forth by the Mexican Securities Market Law. Currently, our board has eleven members, of which seven are independent under the Sarbanes-Oxley Act of 2002 and as qualified by our shareholders as provided in the Mexican Securities Market Law.

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

None of our members of management are members of our Board of Directors nor our other committees.

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

The principal characteristics of our Audit and Corporate Practices Committee are as follows:

• Our Audit and Corporate Practices Committee is composed of three members, all of whom are members of our Board of Directors.

NYSE Standards	Our Corporate Governance Practice

	•	All of the members of our Audit and Corporate Practices Committee and the committee’s Chairman are independent.

	•	The Chairman of the Audit and Corporate Practices Committee is appointed and/or removed exclusively by the general shareholders’ meeting.

	•	Our Audit and Corporate Practices Committee operates pursuant to provisions in the Mexican Securities Market Law and our bylaws.

	•	Our Audit and Corporate Practices Committee submits an annual report regarding its activities to our Board of Directors and presents that report at the annual stockholders’ meeting.

The duties of our Audit and Corporate Practices Committee include, among others, the following:

	•	overseeing of our internal auditing and controls systems,

	•	appointing, removing and supervising our external auditor,

	•	ensuring compliance with our bylaws by officers and directors of the company and its subsidiaries,

	•	making recommendations to the Nomination and Compensation Committee with respect to the removal of directors and officers for violations of the bylaws or any other applicable legal provision,

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

The duties of our Audit and Corporate Practices Committee with regard to corporate practices are, among others, the following:

NYSE Standards	Our Corporate Governance Practice

	•	evaluating the performance of relevant officers, reviewing related-party transactions, and determining the total compensation package of the chief executive officer.

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

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.Financial Statements

Not applicable.

Item 18.Financial Statements

See pages F-1 through F-7. The following is an index to the financial statements:

Consolidated Financial Statements for Grupo Aeroportuario del Sureste, S.A.B. de C.V. and Subsidiaries

Item 19.Exhibits

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

4.11

Share Purchase Agreement dated as of April 6, 2017 between Aeropuerto de Cancún S.A. de C.V. and Fiduciaria Bancolombia S.A. Sociedad Fiduciaria, English translation, and portions of which have been omitted pursuant to a request for confidential treatment (incorporated by reference to our Form 20-F filed on April 28, 2017).  Such omitted portions have been filed separately with the Securities and Exchange Commission.

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

Dated: April 8, 2022

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

December 31, 2019, 2020 and 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulated Revenues - Compliance with the Price Regulation Maximum Rate Stated in the Mexican Concession Agreements

As described in Notes 3, 18 and 19 to the consolidated financial statements, the Company recognized total regulated revenues for the year ended December 31, 2021 of Ps.6,493 million, which was derived from airports operated in Mexico. Revenue is measured based on the consideration specified in the tariff regulating system applicable to airports in Mexico for each performance obligation identified. As disclosed by management, the system of price regulation applicable to the Company’s Mexican airports establishes an annual maximum rate for each airport for each year through December 31, 2023, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kg (220 pounds) of cargo) that the Company may earn at each airport from services subject to price regulation. If the maximum annual rate is exceeded, the government authorities could revoke one or more of the Company’s airport concessions in Mexico. Management monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate limits at each of the airports operated by the Company in Mexico. Determining whether revenues are in excess of the maximum rates established in the concession is complex and management must obtain specific information, such as passenger traffic and cargo statistics, as well as inputs such as the National Producer Price Index (excluding oil), authorized rates for airport services and the Rate for Airport Use published by the Mexican regulator.

The principal considerations for our determination that performing procedures relating to compliance with the price regulation maximum rate stated in the Mexican concession agreements is a critical audit matter are the significant auditor effort in performing procedures and evaluating the inputs related to the passenger traffic and cargo statistics, authorized rates for airport services and the Rate for Airport Use used by management in determining compliance with the maximum rate limit for each airport in Mexico.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process for passenger rates at the Company’s Mexican airports, including controls over the maximum rate determination and ongoing monitoring of revenues for compliance with the price regulation. These procedures also included, among others (i) testing management’s process for determining the Company’s compliance with the maximum annual rate limit for each airport in Mexico, and (ii) evaluating the reasonableness of the inputs related to the passenger traffic and cargo statistics, authorized rates for airport services and the Rate for Airport Use. Evaluating the inputs related to passenger traffic and cargo statistics involved evaluating whether the data used by management was reasonable considering consistency with evidence provided by the airlines in the inbound and outbound manifests. Evaluating the inputs related to the authorized rates for airport services and the Rate for Airport Use involved evaluating whether the data used by management was reasonable by comparing the rates to the rates published by the Mexican regulator.

/S/PricewaterhouseCoopers, S. C.

/S/C.P.C. Fabián Mateos Aranda

Audit Partner

Mexico City, Mexico

April 8, 2022

We have served as the Company’s auditor since 1998.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Financial Position

December 31, 2020 and 2021

Thousands of Mexican pesos

	December 31,
	2020		2021
Assets

CURRENT ASSETS:
Cash and cash equivalents (Note 5)	Ps.	5,192,628	Ps.	8,770,062
Restricted cash and cash equivalents (Note 5.1)		5,055		123,081
Accounts receivable - Net (Note 6)		1,358,227		1,878,238
Receivable from third parties				105,000
Recoverable income taxes (Note 13)		631,999		142,970
Creditable value added tax		272,325		274,366
Inventory		34,023		57,101
Other assets		221,792		311,282

Total current assets		7,716,049		11,662,100

NON-CURRENT ASSETS:
Land, furniture and equipment - Net (Note 7)		504,385		184,590
Intangible assets, airport concessions and goodwill - Net (Note 8)		52,182,311		53,973,349
Investment in joint venture accounted for by the equity method (Note 17.2 f)		8,466		10,689

Total assets	Ps.	60,411,211	Ps.	65,830,728

Liabilities and Stockholders’ Equity

CURRENT LIABILITIES:
Bank loans (Note 10)	Ps.	808,515	Ps.	224,472
Short term debt (Note 11)		330,235		353,672
Income taxes payable		29,933		719,295
Accounts payable and accrued expenses (Note 9)		1,598,404		2,488,959

Total current liabilities		2,767,087		3,786,398

NON-CURRENT LIABILITIES:
Bank loans (Note 10)		6,119,655		6,603,006
Long-term debt (Note 11)		6,641,941		6,598,397
Deferred income tax (Note 13)		3,165,145		3,044,632
Employee benefits obligations		24,177		28,239

Total liabilities		18,718,005		20,060,672

STOCKHOLDERS’ EQUITY (Note 12):
Capital stock		7,767,276		7,767,276
Capital reserves		13,445,231		13,544,107
Other comprehensive income		321,867		313,582
Retained earnings		12,131,610		15,551,586

Controlling interest		33,665,984		37,176,551
Non-Controlling interest		8,027,222		8,593,505

Total stockholders’ equity		41,693,206		45,770,056
Total liabilities and stockholders’ equity	Ps.	60,411,211	Ps.	65,830,728

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Comprehensive Income – by Expense Function

For the periods ended on December 31, 2019, 2020 and 2021

Thousands of Mexican pesos, except per share

	For the period ended December 31,
	2019		2020		2021
Continuing operations
Revenue (Notes 3 and 19.1.):
Aeronautical services	Ps.	9,596,975	Ps.	5,412,418	Ps.	9,408,599
Non-aeronautical services		5,988,470		3,555,227		6,229,896
Construction services (Note 3.1.3)		1,236,193		3,657,086		3,146,166

Total revenue		16,821,638		12,624,731		18,784,661

Operating costs and expenses (Note 4):
Cost of aeronautical and non-aeronautical services		7,058,686		5,617,415		6,717,665
Cost of construction services		1,236,193		3,657,086		3,146,166
Administrative expenses		250,183		232,935		263,156

Total operating costs and expenses		8,545,062		9,507,436		10,126,987

Other Income		204,719		158,881		—

Operating profit		8,481,295		3,276,176		8,657,674

Interest income		343,612		262,370		202,146
Interest expense		(1,084,293)		(926,312)		(842,386)
Exchange income on foreign currency		278,641		334,150		373,434
Exchange loss on foreign currency		(357,518)		(89,074)		(264,833)
		(819,558)		(418,866)		(531,639)
Equity in the results of joint venture accounted for by the equity method		—		(1,618)		—

Net income before income taxes		7,661,737		2,855,692		8,126,035

Income taxes (Note 13)
Income tax		1,978,102		729,155		1,728,507

Net income for the year	Ps.	5,683,635	Ps.	2,126,537	Ps.	6,397,528

Net income for the year attributable to:
Controlling interest	Ps.	5,465,822	Ps.	1,972,319	Ps.	5,983,747
Non-Controlling interest		217,813		154,218		413,781
	Ps.	5,683,635	Ps.	2,126,537	Ps.	6,397,528
Other comprehensive income:
Items that will not be reclassified to income for the period:
Remeasurement of labor obligations	Ps.	(5,272)	Ps.	(5,146)	Ps.	(1,895)

Items that might be reclassified to income for the period:
Effect of the foreign currency translation in subsidiaries		(588,575)		800,638		144,217

Total comprehensive income for the year	Ps.	5,089,788	Ps.	2,922,029	Ps.	6,539,850

Comprehensive income for the year attributable to:
Controlling interest	Ps.	5,051,971	Ps.	2,507,828	Ps.	5,973,567
Non-Controlling interest		37,817		414,201		566,283

Total comprehensive income for the year	Ps.	5,089,788	Ps.	2,922,029	Ps.	6,539,850

Basic and diluted earnings per share expressed in Mexican Pesos (Note 17.19)	Ps.	18.22	Ps.	6.57	Ps.	19.95

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

December 31, 2019, 2020 and 2021

Thousands of Mexican pesos

			Capital reserves
					Reserve for		Other						Total
	Capital		Legal		repurchase		comprehensive		Retained		Non-controlling		stockholders’
	stock		reserve		of shares		income		earnings		interest		equity

Balances at January 1, 2019	Ps.	7,767,276	Ps.	1,366,867	Ps.	9,862,262	Ps.	189,791	Ps.	9,919,989	Ps.	7,575,204	Ps.	36,681,389

Comprehensive income:
Net profit for the year		—		—		—				5,465,822		217,813		5,683,635
Effect of foreign currency translation in subsidiaries		—		—		—		(408,579)				(179,996)		(588,575)
Remeasurement of labor obligations		—		—		—				(5,272)				(5,272)
Total comprehensive income		—		—		—		(408,579)		5,460,550		37,817		5,089,788

Transfers to legal reserve				249,666						(249,666)
Transfers to the reserve for acquisitions of shares						1,692,310				(1,692,310)
Transactions with shareholders:
Dividends paid on April 26, 2019 (Ps. 10 per share) (Note 12)										(3,000,000)				(3,000,000)
Balances at December 31, 2019		7,767,276		1,616,533		11,554,572		(218,788)		10,438,563		7,613,021		38,771,177
Comprehensive income:
Net profit for the year		—		—		—				1,972,319		154,218		2,126,537
Effect of foreign currency translation in subsidiaries		—		—		—		540,655				259,983		800,638
Remeasurement of labor obligations		—		—		—				(5,146)				(5,146)
Total comprehensive income		—		—		—		540,655		1,967,173		414,201		2,922,029
Transfers to legal reserve				274,126						(274,126)
Balances at December 31, 2020		7,767,276		1,890,659		11,554,572		321,867		12,131,610		8,027,222		41,693,206
Comprehensive income:
Net profit for the year										5,983,747		413,781		6,397,528
Effect of foreign currency translation in subsidiaries		—		—		—		(8,285)		—		152,502		144,217
Remeasurement of labor obligations		—		—		—		—		(1,895)		—		(1,895)
Total comprehensive income		—		—		—		(8,285)		5,981,852		566,283		6,539,850
Transfers to legal reserve		—		98,876		—		—		(98,876)		—		—
Transactions with shareholders:
Dividends paid on October 1, 2021 (Ps. 8.21 per share) (Note 12)										(2,463,000)				(2,463,000)
Balances at December 31, 2021	Ps.	7,767,276	Ps.	1,989,535	Ps.	11,554,572	Ps.	313,582	Ps.	15,551,586	Ps.	8,593,505	Ps.	45,770,056

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

For the periods ended on December 31, 2019, 2020 and 2021

Thousands of Mexican pesos

	For the period ended December 31,
	2019		2020		2021
Operating activities
Income before income taxes	Ps.	7,661,737	Ps.	2,855,692	Ps.	8,126,035
Adjustments for:
Depreciation and amortization (Notes 4, 7 and 8)		1,836,897		1,934,766		1,993,342
Loss on disposal of land						15,766
Interest income		(343,612)		(262,370)		(202,146)
Interest expense		1,084,293		926,312		842,386
Exchange loss		90,905		89,074		264,833
Exchange gain		(285,094)		(334,150)		(373,434)
Working capital variations:
Accounts receivable (Note 6)		(125,309)		(452,636)		(760,499)
Recoverable taxes and other current assets		222,175		(126,730)		(308,953)
Trade accounts payable and other liabilities (Note 9)		333,715		(152,619)		1,619,104
		10,475,707		4,477,339		11,216,434

Income taxes paid (Note 13)		(1,974,015)		(1,540,196)		(869,409)

Net cash flows generated from operating activities		8,501,692		2,937,143		10,347,025

Investing activities
Improvements to assets under concession and acquisition of furniture and equipment (Note 8)		(2,614,864)		(3,328,560)		(3,692,485)
Collection for disposal of land						286,283
Loans granted to third parties						(105,000)
Investment in joint venture (Note 17.2f)				(10,556)
Interest received		342,981		273,642		201,842
Restricted cash and equivalents (Note 5.1)		(118,290)		189,474		(118,206)
Net cash flows used in investing activities		(2,390,173)		(2,876,000)		(3,427,566)

Financing activities

Bank loans received (Note 10)				306,241		4,650,000
Bank loans paid (Note 10)		(152,047)		(245,520)		(4,429,334)
Lease payments - Principal portion		(5,751)		(6,113)		(6,216)
Long-term debt paid (Note 11)		(205,308)		(253,925)		(220,961)
Interest paid (Note 10)		(1,064,764)		(942,993)		(908,698)
Dividends paid (Note 12)		(3,000,000)		—		(2,463,000)
Net cash flows (used) from financing activities		(4,427,870)		(1,142,310)		(3,378,209)

Increase (Decrease) in cash and cash equivalents		1,683,649		(1,081,167)		3,541,250
Cash and cash equivalents at the beginning of the year		4,584,507		6,192,679		5,192,628
Exchange (loss) gains on cash and cash equivalents		(75,477)		81,116		36,184
Cash and cash equivalents at the end of the year	Ps.	6,192,679	Ps.	5,192,628	Ps.	8,770,062

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

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

As of December 31, 2019, the Company's outstanding capital stock was held by the investing public (66.54)%, and placed in New York (NYSE) and Mexico (BMV), Inversiones and Airport Techniques, SAPI de C.V. (ITA) (7.65)%, CHPAF Holdings, S.A.P.I de C. V. (13.51)%, and Inversiones Productivas Kierke, S. A. de C. V. (12.31)%.

At December 31, 2021 and 2020, the Companyʼs outstanding capital stock was held by the investing public (66.54)% and has been paced at securities market in New York (NYSE) and México (BMV), Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) (7.65)%, CHAPF Holdings, S.A.P.I. de C. V.  (13.51)%, and Inversiones Productivas Kierke, S. A. de C. V. (12.31)%. Shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

Shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Significant events – COVID-19 effects

During March 2020, the World Health Organization (WHO) declared a world pandemic in relation to coronavirus disease (COVID-19). Governments responded to COVID-19 in many ways, by restricting commercial activities and social interaction, among others. These measures had significant effects in the Group's airports. The number of passengers, both nationwide and worldwide, has decreased as a result of travel restrictions and temporary closure of terminals in 2020, which had an impact on the Company’s aeronautical and non-aeronautical activities. Since the COVID-19 pandemic was declared a world health emergency, the Company’s daily operations have been affected due to the social distancing requirements, lockdown measures imposed by the authorities and government restrictions. Among the COVID-19 effects on the services provided by the Company, as well as the recovery in 2021, we highlight the following:

a.

Mexico - In year 2021, there is a recovery of passenger traffic compared to the year 2020 where to optimize resources, terminals 2 and 3 of the Cancun International Airport were temporarily shut down as of April 11 and 18 of 2020, respectively. On July 14 2020, terminal 2 was reopened, and terminal 3 resumed operations until October 1, 2020. During 2021, there were no terminal closures. The total increase in passengers in the year 2021 in Mexico was 76.28% compared to the year 2020 in which there was a total decrease in passengers in the year compared to 2019 of 51.60%.

b.

Colombia - In the year 2021, there is a significant recovery in passenger traffic compared to the year 2020 where flight suspensions were presented by the Colombian government from March 23, 2020 to September 21, 2020, with the exception of humanitarian emergencies, transportation of cargo and goods. Further, domestic flights were suspended from March 25, 2020 to September 1, 2020. Starting in September 2020, commercial flights were gradually reestablished, this situation affected the operations of our subsidiary Airplan, which remained temporarily closed in that period because of this government restriction. During 2021, there were no terminal closures or flight suspensions by the Colombian government. The increase in total passengers in 2021 was  149.82% compared to 2020, where there was a total decrease in Airplan passengers of 65.00% compared to 2019.

c.

Puerto Rico - In the year 2021, there is a significant recovery in passenger traffic compared to the year 2020, where despite the fact that the LMM airport remained open and operational, it did so with substantially reduced volumes of flights and passengers. The increase in passengers in the year 2021 compared to the previous year was 99,83% while the total decrease in passengers in the year 2020 was  48.70% compared to the previous year.

d.

The Company has established protocols to preserve the health and safety of passengers and essential operational staff in the airports it operates. Also, the Company has supplied protection equipment for the staff working on-site and has followed disinfection practices in accordance with the guidelines provided by local health authorities. In addition, the Company continues with a home working policy for the staff, whenever possible.

Below are the main impacts of COVID-19 on the Company's Consolidated Financial Statements for the fiscal year ended on December 31, 2021 and 2020:

e.

Clients - In 2020 the Company into contracts with clients to extend the payment term of accounts receivables, which were guaranteed by promissory notes that were signed at the beginning of the contract. These documents have a maturity period no longer than a year, at an interest rate of the Federal Treasury Certificates (Cetes) plus 7 points for 1.5 years, in the case of Mexico, and of Fixed Term Deposits (DTF) plus 4 points, in the case of Airplan. At December 31, 2020, the balances of these notes receivable signed by Mexico and Airplan amount to Ps.185,140 and Ps.60,617, respectively. Due to their nature, they are recognized within the Clients item as they are services provided by the Company arising from its usual business with clients, which were exchanged in consideration of a guarantee of collection or promissory note at the execution of the contract. During 2021, the Company received payments from these documents in Mexico and Airplan for Ps.180,677 and Ps.60,617, respectively. As of December 31, 2021, the balance of these notes’ receivable entered into by Mexico amounts to Ps.4,463, while Airplan’s notes receivable were settled by customers. (See Note 6.2).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

f.

Impairment of accounts receivable - According to the Company's assessment on clients, the consolidated accounts receivable impairment reserve shows a net decrease in 2021 of Ps.28,519 and an increase in 2020 of Ps.154,417 . The impact in the accounts receivable impairment reserve for the years 2021 and 2020, was reflected in Mexico, with an increase of Ps.9,331 and Ps.70,470, respectively, in Aerostar a decrease in 2021 of Ps.36,275 and an increase in 2020 of Ps.50,842 while Airplan reflected a decrease in 2021 of Ps.1,575 and an increase in 2020 of Ps.33,105. (See Note 6.3).

g.

Mexico’s concession – On March 31, 2021, the Federal Civil Aviation Agency in Mexico (AFAC) authorized the reduction and modification of the Capital investments provided for in the Master Development Plan (MDP) for the period 2019-2033.

On August 19, 2020, through the Civil Aviation Federal Agency (AFAC), the Ministry of Communication and Transportation (SCT) accepted the Company’s request to delay (defer) certain investments amounting to Ps.2,292,355 that were scheduled for 2020 to be realized in 2021. This deferral does not modify our quinquennial Master Development Program, which we plan to achieve according to the stipulated amount and five-year period established. This was a one-off concession without any additional cost due to the COVID-19 contingency affecting the production and construction industries, which prevented works to continue and new contracts to be entered into.

h.

Bank loans - i) On June 29, 2020, Mexico obtained BBVA Bancomer’s approval for a Ps.1,500,000 credit line, over a term of eighteen months as from that date, which was not used, as of December 31, 2021 the credit line contract is not longer available as it has expired. ii) On September 29, 2021, the loan with Santander for Ps.20,000,000 was settled and a new loan was obtained for Ps.2,650,000 at the 28-day TIIE rate plus 1.5 points maturing on September 28, 2024 and iii) On October 13, 2021 Ps.1,960,000 is paid to liquidate the loan with BBVA Bancomer and on October 15, 2021, BBVA Mexico grants a simple credit for the amount of Ps.2,000,000 that can be used for corporate expenses with a term of 7 years, ending on October 13, 2028, at an annual interest rate equivalent to the 28-day TIIE rate plus an applicable margin. (See Note 10).

On April 1, 2020 Aerostar disposed of a line of revolving credit of Banco Popular de Puerto Rico for USD10,000 (approximately Ps.239,200) and the 30th of December 2020, another revolving loan was approved, with Banco Popular de Puerto Rico, for USD20,000 (approximately Ps.399,010) with a term of three years, and which has not been disposed of as of the date of these consolidated financial statements.

The subsidiary Airplan obtained in year 2020 a loan amounting to COP11,612,000 (approximately Ps.67,041), falling due in one year. (See Note 10).

i.

The General Meeting of Stockholders held on April 23, 2020 decided to delegate the power to decree and pay ordinary dividends to the Board of Directors, which were approved on June 29, 2021 and paid on October 1, 2021  (See Note 12).

j.

Airplan did not comply with its financial commitments on September 30 and December 31, 2020. Before December 31, 2020, the Company was granted waivers of its financial obligations in the syndicated loan agreement as from the measurement date of the third quarter of 2020 until the first quarter of 2021. In 2021, all the members of the syndicated loan agreement granted waivers to the Company until the first quarter of 2022, however as of December 31, 2021, the Company complied with its financial commitments. (See Notes 10, 18.2 and 18.4).

k.

Revenue – During 2021, in line with the increase in passenger traffic, there was an increase in consolidate revenues, excluding construction services, of 74.7% compared to 2020, which presented a reduction in passenger traffic and as well a reduction in revenues. Consolidated aeronautical revenues excluding construction services of 42.5% compared to the year ended December 31, 2019. Consolidated aeronautical revenues showed an increase in 2021 compared to the previous year of 73.8% and a decrease in 2020 compared to the previous year of 43.6% while that non-aeronautical revenues reflected an increase of 75.2% in 2021 and a decrease of 40.6% in 2020 compared to the previous year. (See Note 3).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

l.

Grants. - In 2020 Aerostar received a grant offer from the Federal Aviation Administration (FAA) under the Federal CARES Act approved by the United States Government for a total amount of USD33,417 (approximately Ps.717,590). During 2020 the subsidiary received USD17,125 (approximately Ps.367,752) and during 2021 the subsidiary received USD16,292 (approximately Ps.333,477). As of December 31, 2021, the Company has requested and obtained all the resources under this program. (See Note 4.1 and Note 17.22).

On February 18, 2021, official confirmation was received from the FAA granting Aerostar approval for Federal assistance under the Coronavirus Response and Relief Supplemental Appropriation Act (CRRSA Act) for a total amount of USD10,577. (approximately Ps.210,574). During the year 2021, the Company received the amount of USD983 (approximately Ps.20,122), for reimbursements of verifications presented to the authority, which are presented net of the expense or cost corresponding to 2021. As of December 31, 2021 there are no conditions not met or other contingencies related to these grants. (See Note 4.1 and Note 17.22).

On November 5, 2021, the FAA provided subsidiary Aerostar an airport rescue grant offer under the American Rescue Plan Act (ARPA) for a total amount of USD35,716 (approximately Ps.731,106). As of December 31, 2021, there are no unfulfilled conditions or other contingencies related to these grants. As of December 31, 2021, the Company has not used these resources and did not directly benefit from any other form of government assistance. (See Note 17.22).

Note 2 - Segment information:

The Company is a Mexican entity that was incorporated in April 1998 as a wholly-owned entity of the federal public government to administrate, operate, maintain and develop nine airports in the Southeast of Mexico. The nine airports are located in the following cities: Cancun, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlán. Until 2020, the Company operates two companies that provide administrative services: Servicios Aeroportuarios del Sureste, S. A. and C. V. and RH Asur, S. A. de C. V. During 2021 the employees were transferred to the corresponding airport in Mexico where they provide their services. (See Note 4.2).

In addition, Cancun Airport holds an interest in the following subsidiaries: 100% in Caribbean Logistic,       S. A. de C. V. and Cargo RF, S. A. de C. V, companies providing storage services, handling services, warehousing and custody of foreign trade merchandise and the related to the premises inspected at airports concessioned to third parties, as well as Cancun Airport Services, S. A. de C. V., whose main activity is to establish and operate shops, for the sale of all type of products.

As mentioned in Note 1, the Company controls through its equity interest 60% in Aerostar and 100% in Airplan.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

See information by segments is shown as follows:

											Holding &				Consolidation
Year ended on December 31, 2019	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	4,550,164	Ps.	1,870,428	Ps.	1,391,657	Ps.	579,727	Ps.	251,468			Ps.	953,531			Ps.	9,596,975
Non-aeronautical revenue		4,024,354		1,100,573		507,076		129,527		58,270	Ps.	1,748,731		169,120	Ps.	(1,749,181)		5,988,470
Revenue for construction services		249,127		335,148		175,998		134,104		57,225		284,591		—		1,236,193
Operating profit		5,355,787		1,068,148		441,413		384,115		152,041		585,440		494,350		—		8,481,294
Non-current assets		17,533,430		19,454,107		5,836,603		1,780,146		1,003,909		30,598,817		4,628,280		(31,165,267)		49,670,025
Total assets		21,463,802		20,468,947		6,573,460		1,981,396		1,301,195		31,343,675		5,548,880		(31,165,474)		57,515,881
Total liabilities		5,383,343		8,807,985		4,161,205		(27,836)		78,227		244,152		97,834		(206)		18,744,704
Improvements to assets under concession and acquisition of furniture and equipment in the period		1,076,257		376,649		176,335		407,684		117,405		—		460,534		—		2,614,864
Amortization and depreciation		(463,988)		(659,873)		(482,130)		(48,371)		(30,693)		(7,194)		(144,648)		—		(1,836,897)
Revenue recognized At point in time:
Aeronautical revenue		3,933,693		1,369,066		1,322,648		530,736		229,217		—		870,622		—		8,255,982
Non-aeronautical revenue		662,485		233,106		—		—		—		—		—		—		895,591
Total	Ps.	4,596,178	Ps.	1,602,172	Ps.	1,322,648	Ps.	530,736	Ps.	229,217		—	Ps.	870,622		—	Ps.	9,151,573
Over a period time:
Aeronautical revenue		616,471		501,362		69,009		48,991		22,251				82,909				1,340,993
Non-aeronautical revenue		3,361,869		867,467		507,076		129,527		58,270		1,748,731		169,120		(1,749,181)		5,092,879
Revenue for construction services		249,127		335,148		175,998		134,104		57,225		—		284,591		—		1,236,193
Total	Ps.	4,227,467	Ps.	1,703,977	Ps.	752,083	Ps.	312,622	Ps.	137,746	Ps.	1,748,731	Ps.	536,620	Ps.	(1,749,181)	Ps.	7,670,065

(*)       Subsidiary located in Puerto Rico.

(**)     Subsidiary located in Colombia.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Year ended on											Holding &				Consolidation
December 31, 2020	Cancún		Aerostar (*)		Airplan (**)		Mérida			Villahermosa	Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	2,218,230	Ps.	1,808,102	Ps.	488,981	Ps.	281,659	Ps.	132,751			Ps.	482,695			Ps.	5,412,418
Non-aeronautical revenue		2,252,157		740,450		296,961		90,431		42,103	Ps.	1,265,920		133,496	Ps.	(1,266,291)		3,555,227
Revenue for construction services		1,855,747		353,686		6,918		728,718		154,155				557,862				3,657,086
Operating profit		2,079,965		923,518		(242,234)		95,167		40,020		327,631		52,109				3,276,176
Non-current assets		18,899,582		20,229,990		5,604,037		2,426,454		1,097,864		33,164,914		5,029,721		(33,757,400)		52,695,162

Total assets		22,406,388		21,630,906		6,090,371		2,913,304		1,345,826		33,834,595		5,947,221		(33,757,400)		60,411,211

Total liabilities		5,557,692		8,934,439		3,826,600		49,910		78,198		184,800		86,366				18,718,005
Improvements to assets under concession and acquisition of furniture and equipment in the period		1,720,381		400,500		6,918		570,940		118,736				511,085				3,328,560

Amortization and depreciation		(487,333)		(746,524)		(461,563)		(49,427)		(31,897)		(6,976)		(151,046)				(1,934,766)
Revenue recognized
At point in time:
Aeronautical revenue		1,888,076		953,715		459,655		254,210		120,688				439,320				4,115,664
Non-aeronautical revenue		319,367		142,135														461,502
Total	Ps.	2,207,443	Ps.	1,095,850	Ps.	459,655	Ps.	254,210	Ps.	120,688			Ps.	439,320			Ps.	4,577,166
Over a period time:
Aeronautical revenue		330,154		854,387		29,326		27,449		12,063				43,375				1,296,754
Non-aeronautical revenue		1,932,790		598,315		296,961		90,431		42,103		1,265,920		133,496		(1,266,291)		3,093,725
Revenue for construction services		1,855,747		353,686		6,918		728,718		154,155				557,862				3,657,086
Total	Ps.	4,118,691	Ps.	1,806,388	Ps.	333,205	Ps.	846,598	Ps.	208,321	Ps.	1,265,920	Ps.	734,733	Ps.	(1,266,291)	Ps.	8,047,565

(*)    Subsidiary located in Puerto Rico.

(**)  Subsidiary located in Colombia.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Year ended on											Holding &				Consolidation
December 31, 2021	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	4,644,489	Ps.	2,027,188	Ps.	1,174,762	Ps.	467,065	Ps.	211,238			Ps.	883,857			Ps.	9,408,599
Non-aeronautical revenue		4,038,222		1,394,346		450,604		129,797		49,410	Ps.	1,191,810		167,517	Ps.	(1,191,810)		6,229,896
Revenue for construction services		1,210,514		231,301		6,261		795,208		123,936				778,946				3,146,166
Operating profit		5,406,719		1,526,642		430,817		247,576		95,027		546,457		404,436				8,657,674
Non-current assets		20,142,279		20,330,478		4,634,795		3,220,164		1,246,279		36,791,385		5,754,925		(37,842,891)		54,277,414

Total assets		26,169,097		22,988,431		5,556,098		3,562,271		1,456,118		37,190,823		6,750,781		(37,842,891)		65,830,728

Total liabilities		7,480,794		8,876,260		3,255,579		30,724		101,020		70,852		245,443				20,060,672

Improvements to assets under concession and acquisition of furniture and equipment in the period		1,535,850		230,344		4,537		899,603		179,968		—		826,417				3,676,719
Amortization and depreciation		(546,795)		(740,075)		(445,236)		(53,733)		(35,601)		(1,677)		(170,225)				(1,993,342)
Revenue recognized
At point in time:
Aeronautical revenue		4,009,238		1,588,161		1,142,604		429,884		191,766				814,057				8,175,710
Non-aeronautical revenue		687,390		316,942										—				1,004,332
Total	Ps.	4,696,628	Ps.	1,905,103	Ps.	1,142,604	Ps.	429,884	Ps.	191,766			Ps.	814,057			Ps.	9,180,042

Over a period time:
Aeronautical revenue		635,251		439,027		32,158		37,181		19,472				69,800				1,232,889
Non-aeronautical revenue		3,350,832		1,077,404		450,604		129,797		49,410		1,191,810		167,517		(1,191,810)		5,225,564
Revenue for construction services		1,210,514		231,301		6,261		795,208		123,936				778,946				3,146,166
Total	Ps.	5,196,597	Ps.	1,747,732	Ps.	489,023	Ps.	962,186	Ps.	192,818	Ps.	1,191,810	Ps.	1,016,263	Ps.	(1,191,810)	Ps.	9,604,619

(*)    Subsidiary located in Puerto Rico

(**)  Subsidiary located in Colombia

Note 3 - Revenue from Contracts with Customers:

3.1) Revenue recognition

Airports operated by the Company receive income from external clients for aeronautical services rendered to airlines and from rendering complementary services. The Company also recognizes income from construction services arising from concession agreements with government entities.

Following is a description of the principal types of service agreements from which the Company receives revenue.

3.1.1) Aeronautical services

The Company operates airports in three countries (Mexico, Puerto Rico and Colombia), providing different aeronautical services involving principally the following performance obligations.

a.	Passenger fee rates (Airport Use Rate – TUA, by its initials in Spanish), which are calculated based on total outgoing passengers (other than diplomats, infants and passengers in transit) making use of air terminals operated by the Company.
b.	Landing rates, which contemplate landing services, the use of runways, taxiing strips, and bands.
c.	Platform use fees, based on the time an aircraft remains at a terminal after landing.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

d.	Security services, calculated on the basis of the total number of incoming and outgoing passengers.
e.	Baggage inspection fee, calculated on the basis of total number of outgoing passengers.
f.	Use of passenger walkways, which consists of rendering passenger walkways service connecting an aircraft to the terminal after landing.
g.	Fee for the use of passenger documentation counters; the fee is applied on the basis of the holding of documentation for one-hour periods. After the first hour has elapsed, the fee is charged proportionately for 30-minute increments.

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

Pursuant to the Airport Use Agreements, Aerostar is entitled to receive the following annual contributions from the airlines serving at LMM Airport:

●	For the first partial year of contract (i.e. the year ended on December 31, 2013), USD62,000 (approximately Ps.1,268,966) multiplied by the number of effective days elapsed in that year, divided by the number of days of the year.
●	For the following five years, of contract USD62,000 per year,
●	For the remaining contract years, the total annual contributions by the previous year, adjusted for inflation based on the non-underlying U.S. Consumer Price Index. As of December 31, 2019, 2020 and 2021, the contribution of the airlines was USD63,143 (Ps.1,216,134), USD64,495 (Ps.1,391,462) and USD65,907 (Ps.1,336,793), respectively.

Passenger, landing and security rates are recorded at a particular point in time, once the aircraft departure manifest has been delivered. Revenue arising from other performance obligations is recorded over time as the services are rendered.

Discounts

The Company may apply discounts to its rates, provided they are not discriminatory in the light of the laws in effect in the countries in which the Company operates. Discounts are granted based on the discount policy and conditions negotiated with the National Autotransportation Chamber (CANAERO), and regulated revenue must be delivered within a period of 30 days.

Revenues are recorded net of estimated discounts based on applicable rates.

The prompt-payment discount for regulated income principally TUA is established in each of the contracts signed with the airlines, and is subtracted from the aforementioned income. In 2019, 2020 and 2021, the discount amounted to Ps.47,374, Ps.44,561 and Ps.88,787, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Terms of payment

According to the airport service contract signed with clients, the credit term is 30 days; and the first of each month for complementary services. During the year 2020, by way of exception and due to the COVID-19 pandemic, Mexico and Airplan entered into agreements with airport clients, whereby the term was extended from 30 to 180 days, effective until April 30, 2021. After that date, the term will be of 30 days again, as stipulated in the original agreement. The agreements also included the negotiation of accounts receivable owed at the date of execution which at December 31, 2020 amount to Ps.185,140 and Ps.60,617 for Mexico and Airplan, respectively. At December 31, 2021, amount to Ps.4,463 en Mexico while in Airplan were setled. These amounts are to be recovered by promissory notes signed with clients falling due in less than a year.

3.1.2) Non-aeronautical services

The Company generates revenue from non-aeronautical services, which involve basically the following performance obligations:

a.	Access rates to nonpermanent overland transportation based on the number of access events experienced by the transportation companies operated by third parties providing passenger transportation services at the terminal.
b.	Car parking, rates based on the time vehicles remain at public parking areas.
c.	Retail sales, recorded when a product is sold to a client and payment on the transaction is made at the time of purchase.

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

At December 31, 2019, 2020 and 2021, variable leasing income was Ps.3,435,381, Ps.1,931,965 and Ps.3,682,917, respectively, and Ps. 830,288, Ps.612,509 and Ps.653,070, respectively, for fixed leasing rates.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

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

Construction services carried out by the Group do not entitle it to a direct cash consideration; rather, it is entitled to charge users for airport services rendered at the terminals during the concession period. Revenue from construction services is measured at fair value of the services rendered, which increased the value of the intangible asset, plus the cost of capitalizable financing.

As of December 31, 2019, 2020 and 2021, revenues from construction services in Mexico were Ps.725,047, Ps.3,296,482 and Ps2,908,604 in Puerto Rico they were Ps.335,148, Ps.353,686 and Ps231,301, and in Airplan were Ps.175,998, Ps.6,918 and Ps.6,261 respectively.

3.1.4) Airports Law and Regulations

Mexico

Under the Airports Law and regulations thereto, company revenue is classified as Airport Services, Complementary Services and Commercial Services. Airport Services mainly consist of the use of runways, taxiways and platforms for landings and departures, parking for aircrafts, use of mechanical boarders, security services, hangars, car parking, as well as the general use of the terminals and other infrastructure by the aircrafts, passengers and cargo, including the rental of space that is essential for the operation of airlines and suppliers of complementary services.

Non-regulated Services mainly consist in complementary services consist mainly of ramp services and handling of luggage and cargo, food services, maintenance and repair and related activities that provide support to the airlines.

The Rate Regulation Law provides that the following sources of revenues are regulated under this system:

●	Revenues from airport services (as defined under the Mexican Airport Law), other than automobile parking, and
●	Access fees earned from third parties providing complementary services, other than those related to the establishment of administrative quarters that the SCT determines to be non-essential.

Non-regulated Services consist of services that are not considered essential for an airport’s operation, such as the rental of spaces to businesses, restaurants and banks. Access fees and revenue from other services are recognized as services are rendered.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

The following sets forth the Company revenue at December 31, 2019, 2020, and 2021 using the classification established in the Airport Law and the Regulations thereto and on the basis of performance obligations established under IFRS 15.

	Year ended of December 31,
	2019		2020		2021
Regulated services:
Airport services for revenue from contracts with clients (*):
Passengers fees	Ps.	7,005,018	Ps.	3,476,804	Ps.	6,767,394
Landing fees		1,148,747		983,173		1,075,198
Platform		405,814		395,432		592,671
Seurity services		102,216		46,553		88,758
Baggage inspection fees		296,143		140,502		251,956
Passengers walkway		575,464		333,134		562,192
Passengers documentation counters		16,821		9,383		20,187
Other airport services		340,007		252,777		336,284

	Ps.	9,890,230	Ps.	5,637,758	Ps.	9,694,640

Non regulated services:
Non regulated services for revenue from contracts with customers:
Retail stores	Ps.	895,591	Ps.	461,502	Ps.	1,004,332
Access fees on non permanent ground transportation		63,159		29,967		59,625
Car parking and related Access fees		319,200		171,193		316,356
Other services		151,596		122,751		187,273
		1,429,546		785,413		1,567,586
Commercial services		4,265,669		2,544,474		4,376,269

Total non regulated services (**)		5,695,215		3,329,887		5,943,855

Construction services		1,236,193		3,657,086		3,146,166

Total	Ps.	16,821,638	Ps.	12,624,731	Ps.	18,784,661
(*)

For 2019, 2020 and 2021, this amount includes Mexico regulated income of Ps.6,628,146, Ps.3,340,674 and Ps.6,492,691, respectively, Aerostar regulated income of Ps.1,870,427, Ps.1,808,102 and Ps.2,027,188, respectively, Airplan regulated income of Ps.1,391,657, Ps.488,982 and Ps.1,174,761, respectively.

(**)

This line item in the consolidated statement of income (non-aeronautical services) includes complementary and airport services totaling Ps.293,256, Ps.225,340 and Ps.286,042 for the 2019, 2020 and 2021 periods, respectively.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

The following table sets forth revenue from leasing of commercial spaces by type for the years indicated.

	Year ended of December 31,
	2019		2020		2021
Commercial revenues:
Duty free shops	Ps.	1,785,508	Ps.	991,833	Ps.	1,746,097
Food and beverage		820,001		449,340		823,883
Advertising revenues		187,192		92,683		129,589
Car rental companies		673,969		485,725		953,085
Banking and currency exchange servcies		115,927		72,563		107,228
Teleservices		16,038		15,174		17,539
Ground transportations		98,033		49,721		95,690
Other services		569,001		387,435		503,158

Total commercial revenues	Ps.	4,265,669	Ps.	2,544,474	Ps.	4,376,269

In year 2021, revenues have increased due to the recovery of passenger traffic after its decrease in 2020 due to the impact of COVID-19 pandemic that has affected the travel industry and in some parts of the world the governments have introduced travel bans and restrictions. As a result, passenger traffic in Mexico, Aerostar and Airplan began to decline in the half of March 2020, impacting aeronautical and non-aeronautical revenues.

The following table sets the domestic and international passenger traffic for the years, 2020 and 2021:

	Year ended of December 31,
	2019	2020	2021

Domestic passenger traffic:
Mexico	16,684	9,246	15,057
Puerto Rico	8,456	4,548	9,139
Colombia	10,231	3,625	8,984
Total domestic passengers	35,371	17,419	33,180
International passenger traffic:
Mexico	17,478	7,283	14,081
Puerto Rico	992	298	545
Colombia	1,821	590	1,546
Total international passengers	20,291	8,171	16,172
Total passengers	55,662	25,590	49,352

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

The increase in revenue from the recovery of passenger traffic in 2021 is shown below, as well as the effects of the decrease in passenger traffic in 2020 as a result of COVID-19 pandemic on revenue by country, without considering construction services which does not depend directly on passenger traffic:

	Year ended of December 31,						% Change 2021	% Change 2021
		2019		2020		2021	compared to 2019	compared to 2020
Aeronautical revenue
Mexico	Ps.	6,334,890	Ps.	3,115,335	Ps.	6,206,649	(2.02)	99.23
Aerostar		1,870,428		1,808,102		2,027,188	8.38	12.12
Airplan		1,391,657		488,981		1,174,762	(15.59)	140.25
Total aeronautical revenue	Ps.	9,596,975	Ps.	5,412,418	Ps.	9,408,599	(1.96)	73.83

Non-aeronautical revenue
Mexico		4,380,821		2,517,816		4,384,946	0.09	74.16
Aerostar		1,100,573		740,450		1,394,346	26.69	88.31
Airplan		507,076		296,961		450,604	(11.14)	51.74
Total non-aeronautical revenue	Ps.	5,988,470	Ps.	3,555,227	Ps.	6,229,896	4.03	75.23
Total without construction revenue	Ps.	15,585,445	Ps.	8,967,645	Ps.	15,638,495	0.34	74.39

Below is the estimated future income for next year’s arising from non-cancelable operating leases, considering minimum rent commercial leases.

For the years that will end December 31:

	Year ended
	December 31,
	2020		2021
2021	Ps.	2,515,572
2022		2,315,111	Ps.	3,684,803
2023		2,184,496		3,415,663
2024		1,943,444		2,962,391
2025		1,857,885		2,821,799
2026 a 2030		2,380,113		3,744,757
Total	Ps.	13,196,621	Ps.	16,629,413

Note 4 - Costs and expenses by nature:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

	Year ended December 31,
	2019		2020		2021
Short term benefits	Ps.	1,199,217	Ps.	1,039,883	Ps.	1,167,302
Electric power		474,719		382,026		419,909
Maintenance and conservation		699,557		447,884		611,274
Professional fees		308,740		251,621		225,321
Insurance and bonds		225,252		127,750		227,342
Surveillance services		325,613		275,206		294,807
Cleaning services		232,219		207,599		209,447
Technical assistance (Note 15.4)		404,086		175,615		391,698
Right of use of assets under concession (DUAC) (1)		986,850		535,379		948,062
Amortization and depreciation of intangible assets, furniture and equipment		1,836,897		1,934,766		1,993,342
Consumption of commercial items		323,899		169,298		333,192
Construction services (Note 3.1.3)		1,236,193		3,657,086		3,146,166
Termination benefits (Note 17.17)		1,922		2,382		2,866
Employees’ statutory profit sharing		10,250		3,115		84,670
Impairment of accounts receivable (Note 6)		12,127		154,417		9,331
Other		267,521		143,409		62,258

Total aeronautical and non-aeronautical services costs, costs of construction services and administrative expenses	Ps.	8,545,062	Ps.	9,507,436	Ps.	10,126,987
(1)

As of December 31, 2019, 2020 and 2021, respectively, Ps.484,402, Ps.254,337 and Ps.476,536, respectively, correspond to the consideration paid for the concessions in Mexico, equivalent to 5% of the gross profits of each concession. Ps.361,029, Ps.149,602 and Ps.308,638 correspond to the consideration of the Airplan concession equivalent to 19% of gross profits. Ps.141,419, Ps.131,440 and Ps.162,888, for the consideration of the Aerostar concession at 5% of the airport’s gross profits.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

4.1) Grant - Aerostar

CARES Act

On May 12, 2020, the United States Government, through the FAA, awarded Aerostar a financial aid grant under the CARES Act amounting to USD33,417 (approximately Ps.717,590) to respond to the impacts of COVID-19. These funds may be used by the Company within a period of four years and for any purpose for which airport revenues may be lawfully used, except for new airport development projects. The funds will be received by means of reimbursements once the invoice for the expense incurred has been submitted to the FAA through the established means. These invoices have to include enough details to permit the FAA to verify compliance with its Revenue Use Policy. After receiving reimbursement of the verified expenses, the Company discounts the related verified expenses within the same period, as refunds to the authorities are not possible. At December 31, 2020, the Company is not in breach of conditions nor are there any other contingencies relating to these grants. The Company did not benefit directly in any other way from government assistance.

Over the year, the Company received USD17,125 (approximately Ps.367,752) for reimbursements of invoices submitted to the authority, of which Ps.339,681 are recognized net of the pertinent expense or cost at December 31, 2020. The items to which they relate are the following: Short-term benefits Ps.165,894; Amortization of insurance and bonding Ps.142,274; Others Ps.23,650, which includes sewage services, waste disposal, among others; and Maintenance and preservation Ps.7,863. Advance payments for Insurance and bonding are presented in the Statement of Financial Position as deductions, in accordance with the accounting policy.

During 2021, the Company received the amount of USD16,292 (approximately Ps.33,477), related to the complement of the CARES Act, for reimbursements verifications presented to the authority, thus exhausting the resources of the first CARES Act aid program for USD33,417, which are presented net of the expense or cost corresponding to December 31, 2021. The related items are: Short-term benefits Ps.165,489; amortization of Insurance and bonds Ps.31,909; Other Ps.95118, which includes sewage services, garbage disposal, among others, and Maintenance and conservation Ps.40,961. Advance payments for insurance and bonds are deducted from the statement of financial position, in accordance with accounting policy.

CRRSA Act

On February 18, 2021, official confirmation was received from the FAA granting Aerostar the approval of this Federal assistance under the Coronavirus Response and Relief Supplemental Appropriation Act (CRRSA Act) for a total amount of USD10,577 (approximately Ps.210,574), without any cost, which can be credited by the Company within a period of 4 years and can be used for costs related to operations: personnel, cleaning services, sanitization and even for equipment replacement strictly related to the operation of the Airport. Additionally it can be destined for the payment of debt. The funds will be received by means of reimbursements once the invoice for the expense incurred, which must include sufficient details to allow verification of compliance with the policy for the use of the grant, has been submitted to the FAA through the established means. During the year 2021, the Company received the amount of USD983 (approximately Ps.20,122), for reimbursements from the authority, which are presented net of the expense or cost corresponding to December 31, 2021. The concepts with which relate are: Other Ps.20,122. As of December 31, 2021, there are no unfulfilled conditions or other contingencies related to these grants.

ARPA Act

On November 5, 2021, the Federal Aviation Administration awarded subsidiary Aerostar an airport rescue grant offer under the American Rescue Plan Act (ARPA) for a total amount of USD35,716 (approximately Ps.731,106), at no cost, for a period of 4 years and can be used to finance costs related to staff operations, cleaning, disinfection, and even payment of debt service. As of December 31, 2021, there are no unfulfilled conditions or other contingencies related to these grants other than incurring qualified expenses for reimbursement. As of December 31, 2021, ARPA funds have not been received, they will be accounted for as an offset to expenses once expense reimbursements are received. The Company has not used these resources and did not directly benefit from any other form of government assistance. (See Note 17.22).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

4.2) Mexico subcontracting reform

On April 23, 2021, several provisions were published in the Federal Labor Law, Social Security Law, Law of the Institute of the National Housing Fund for Workers, Fiscal Code of the Federation, Income Tax Law and Value Added Tax Law in order to regulate the subcontracting of personnel.

In general terms, the main aspects are: a) prohibit the subcontracting of personnel, b) incorporate rules into the current legislation that allow legal entities and individuals to contract only specialized services or the execution of specialized works, provided that they are not part of the corporate purpose or the predominant economic activity of the beneficiary of the same, c) establish maximum amounts for the payment of PTU, and d) creation of the Registry of Providers of Specialized Services and Specialized Works (REPSE) of the Ministry of Labor and Social Welfare (STPS).

These subcontracting reforms entered into force the day after their publication, except for what refers to the obligations indicated in fiscal matters which entered into force on August 1, 2021 and those of the regulations of Section B), of the Federal Law of Workers to State Service that will come into force in the year 2022.

The Company carried out an analysis on the application of these new provisions and did not have a material impact on the consolidated financial statements.

Note 5 - Cash and cash equivalents:

	December 31,
	2020		2021

Cash and cash held at banks	Ps.	3,514,293	Ps.	$6,589,294
Short term investments		1,678,335		2,180,768
Total cash and cash equivalents	Ps.	5,192,628	Ps.	8,770,062

5.1) Restricted cash and cash equivalents

As of December 31, 2020 and 2021, cash and cash equivalents include the amounts collected as of December 31, 2020 and 2021 by Aerostar for the concept of “Passenger Facility Charge” (PFC) which are restricted to be used to fund investment projects in airport infrastructure previously authorized by the FAA of Ps.5,055 and Ps.123,081, respectively.  (See Notes 15.e and 17.6.)

Note 6 - Accounts receivable - Net:

6.1) Accounts receivable

	December 31,
	2020		2021
Clients	Ps.	1,458,653	Ps.	2,191,439
Less: impairment provision		(346,183)		(317,664)
		1,112,470		1,873,775
Notes receivable from clients		245,757		4,463
Total accounts receivable	Ps.	1,358,227	Ps.	1,878,238

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

The expectation for collection of the short-term account receivable is one month in relation to the reporting date. In response to COVID-19, the Company made regular reviews of clients’ due dates in each of its countries of operation. This expectation has not been modified, according to the analysis performed by the Company as a result of the COVID-19 pandemic, which considered factors that could influence such expectation. The Company signed agreements including collection guarantees with clients facing constraints during the year, whereby it extended the payment term specifically for these clients for a period no longer than one year. (See Note 6.2).

Accounts receivable are comprised mainly of TUA paid by passengers (other than diplomats, infants and passengers in transit) who travel using the airport terminals operated by the Company. The balance at December 31, 2020 and 2021 amounted to Ps.547,810 and Ps.1,139,818, respectively.

6.2) Notes receivable from clients

The COVID-19 pandemic has affected the travel industry, and, in some parts of the world, governments introduced travel bans and restrictions, reducing passenger traffic in 2020. The Company has agreed with several clients, whose income derives from airport services, in view of the economic recession caused by COVID-19, to extend the collection terms from 30 to 180 days guaranteed upon execution of the agreement through the signature of promissory notes, establishing monthly payments and falling due within a term no longer than a year. This agreement was entered into with clients for this single occasion in 2020, as a result of COVID-19 and does neither represent a change in the policies nor replaces the original agreed-upon agreement. Due dates for these clients will return to 30 days once the term of the agreement expires as from the second quarter of 2021. These notes are grouped within the Clients line as they represent accounts receivable from clients arising from airport services provided, which were exchanged for promissory notes to secure collection upon execution of the agreement, which may be collected in the event of default. As of December 31, 2020 and 2021, the balance of notes receivable from clients entered into by Mexico amounts to Ps.185,140 and Ps.4,463, respectively, and by Airplan as of December 31, 2020 amounts to Ps.60,617, which were settled in 2021 by customers not presenting a balance as of December 31, 2021.

The documents have the following features:

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

6.3) Impairment of accounts receivable

After the assessment made by the Company as regards its clients, the Company increased the consolidated impairment allowance for accounts receivable by Ps.154,417 in 2020 and decreased by Ps.28,519 in 2021.

At December 31, 2021, the total balance of unimpaired accounts receivable was Ps.1,487,553 (Ps.474,854 at December 31, 2020). These accounts refer to clients that have no recent record of noncompliance, and due to their positive performance with the company, no increase the level of credit risk was identified in our prospective assessment.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

In Mexico, impairment of accounts receivable for the year 2020 and 2021 amounted to Ps.70,470 and Ps.9,331, respectively, in 2020 mainly represented by an airport client, who ceased operations, and whose total balance of accounts receivable amounts to Ps.65,452. It is expected that the routes and frequencies operated by this client, to and from our airports in Mexico, will be covered by other airlines in the next years, as the level of passenger traffic is recovered. Although the operations have increased during the year 2021 compared to the decrease during the year 2020 in the Mexican airports, in accordance with the Company’s analysis, there is neither incremental operational risk nor increase in the credit risk of accounts receivable. Difficulties faced by the aeronautical industry as a result of COVID-19 caused that some clients be under financial restructuring; however, no default has been recorded and at December 31, 2020 and 2021, in accordance with our analyses, no future noncompliance is expected, as they were able to access to financing and governmental economic aid, in the case of international airlines, which will enable them to continue meeting their financial commitments. The Company monitors the accounts receivable performance and takes measures in this regard, as it is empowered to prevent service provision if there are situations outside its policy for maturities exceeding 30 days, which keeps the level of exposure at a low risk.

In Aerostar, impairment of accounts receivable for the year 2020 increase Ps.50,842 and have applications in 2021, by Ps.36,275 mainly accounted for by international airlines, which, according to the Company’s analysis and current uncertainty, may cease some recurring international operations in the LMM Airport as a result of the decrease in international passenger traffic. traveling directly to the LMM Airport. Passengers at this airport mainly relate to domestic traffic. In 2020 and 2021 domestic traffic represented 80% y 94%, respectively. National airlines in the US benefited from government grants, as part of the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The Company expects that national airlines use the funds arising from the CARES Act to fulfill their operating commitments, including accounts receivable at December 31, 2020 and 2021. As international airlines do not benefit from governmental aid in their respective countries and together with other factors described, the Company assessed that their collection could be at risk.

In Airplan, the impairment of accounts receivable for the year 2020 increased Ps.33,105 and have applications in 2021 by Ps.1,575. Due to the temporary closure of terminals in 2020, accounts receivable in the subsidiary were significantly reduced. In accordance with the analysis performed by the Company, no new closures are expected that may lead to an incremental risk in own and client transactions. Due to the difficulties faced by the aeronautical industry as a result of COVID-19, some of our airport clients are under financial restructuring at December 31, 2020 and 2021. In accordance with our analysis, no significant future noncompliance is expected as these clients were able to access to refinancing plans and governmental aid from the Colombian Government. The Company monitors the accounts receivable performance and takes measures in this regard, as it is empowered to prevent service provision if there are situations outside its policy for maturities exceeding 30 days, which keeps the level of exposure at a low risk.

The movements in the impairment provision are as follows:

Provision for impairment at January 1, 2020	Ps.	191,766
Mexico's increase during the period		70,470
Aerostar's increase during the period		50,842
Airplan’s increase during the period		33,105
Provision for impairment at December 31, 2020	Ps.	346,183
Mexico's increase during the period	Ps.	9,331
Application of Aerostar's estimate during the period		(36,275)
Application of Airplan's estimate during the period		(1,575)
Provision for impairment at December 31, 2021	Ps.	317,664

Provision for impairment of accounts receivable has been recorded in the consolidated comprehensive income statement under cost of services, and the amounts charged to the provision are written off from accounts receivable when recovery is not expected.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

In order to measure expected credit losses, accounts receivable and contract assets have been grouped on the basis of their shared credit risk features and days past due. The Company held no relevant contract assets at January 1 or December 31, 2020 and 2021.

The expected loss rates are based on the profiles for payment of sales in a 12-month period prior to December 31, 2020 and 2021 or January 1, 2020 and 2021, respectively, and on historical credit losses experienced within that period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors affecting client capacity for covering accounts receivable. The Company has determined that the economic situation of a country can have adverse effects on the transportation industry, in addition to the cost of complying with aviation regulations and union pressures on airlines, which are the most relevant factors, and therefore adjusts historical loss rates based on changes expected in those factors.

On this basis, the provision for losses as of December 31, 2020 and December 31, 2021 was determined as follows for accounts receivable and contract assets:

	Due to				More than
	expire	1 to 90	91 to 180	181 to 365	365
Expected loss rate 2020:
Mexico	0.00%	0.02%	19.20%	100%	100%
Aerostar	5.40%	5.10%	43.70%	87.50%	100%
Airplan	0.83%	0.70%	0.83%	100%	100%

	Due to								More		Total estimate
	expire		1 to 90		91 to 180		181 to 365		than 365		12/31/2020
At December 31, 2020
Mexico’s accounts receivables	Ps.	474,854	Ps.	59,819	Ps.	14,292	Ps.	66,816	Ps.	129,056		—
Mexico’s provision impairment				784		2,744		66,816		129,056	Ps.	199,400
Aerostar’s account receivables		444,515		60,421		3,702		4,896		55,360		—
Aerostar’s provision impairment		23,984		3,084		1,619		4,284		55,360		88,331
Airplan’s accounts receivables		—		73,865		1,610		37,214		32,233		—
Airplan’s provision impairment		—		516		110		25,593		32,233		58,452
Total estimate											Ps.	346,183

	Due to				More than
	expire	1 to 90	91 to 180	181 to 365	365
Expected loss rate 2021:
Mexico	0.00%	0.02%	19.20%	100.00%	100.00%
Aerostar	5.40%	5.10%	43.70%	87.50%	100.00%
Airplan	0.83%	0.83%	0.83%	100.00%	100.00%

	Due to								More		Total estimate
	expire		1 to 90		91 to 180		181 to 365		than 365		12/31/2021
At December 31, 2021
Mexico’s accounts receivables	Ps.	1,487,553	Ps.	44,571	Ps.	6,429	Ps.	78,432	Ps.	129,056		—
Mexico’s provision impairment				9		1,234		78,432		129,056	Ps.	208,731
Aerostar’s account receivables		140,588		98,868		63,952		772		10,734		—
Aerostar’s provision impairment		7,657		5,042		27,947		676		10,734		52,056
Airplan’s accounts receivables				82,638		561		22,807		24,478		—
Airplan’s provision impairment				9,030		561		22,807		24,478		56,877
Total estimate											Ps.	317,664

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

The Group limits its exposure to credit risk of accounts receivable establishing a maximum payment term of 30 days for clients. In the fiscal year ended December 31, 2021, the accounts receivable past due not impaired within the range from 1 to 90 days amounted to Ps.211,995 (Ps.189,721 in 2020). The total amount of all accounts receivable past due not impaired within a range from 1 to more than 365 days, at December 31, 2021, amounted to Ps.253,291 (Ps.217,085 in 2020).

Note 7 - Land, furniture and equipment - Net:

At December 31, 2020, and 2021, the land furniture and equipment are made up as follows:

			Foreign currency
	1/1/2020		translation		Additions		Disposals transfers	12/31/2020

Land	Ps.	302,323						Ps.	302,323
Furniture & equipment		110,620	Ps.	515	Ps.	5,927			117,062
Machinery & equipment		106,843		4,013		32,762			143,618
Computer equipment		52,973		931		17,667			71,571
Transport equipment		30,318		1,420		1,531			33,269
Improvements to leased
premises		59,158		569		3,723			63,450
Accumulated depreciation		(141,612)		(401)		(84,895)			(226,908)
	Ps.	520,623	Ps.	7,047	Ps.	(23,285)		Ps.	504,385

			Foreign currency
	1/1/2021		translation		Additions		Disposals transfers		12/31/2021

Land	Ps.	302,323		(35)			Ps.	(302,049)	Ps.	239
Furniture & equipment		117,062	Ps.	131	Ps.	6,201		(2,029)		121,365
Machinery & equipment		143,618		3,916		11,515				159,049
Computer equipment		71,571		2,303		12,806				86,680
Transport equipment		33,269		917		1,882				36,068
Improvements to leased
premises		63,450		1,943		19,268		(1,173)		83,488
Accumulated depreciation		(226,908)		757		(78,053)		1,905		(302,299)
	Ps.	504,385	Ps.	9,932	Ps.	(26,381)	Ps.	(303,346)	Ps.	184,590

The consolidated depreciation expense for 2019, 2020 and 2021 was Ps.66,284, Ps.84,895 and Ps.78,053, respectively. This includes the depreciation of Aerostar for Ps.54,524, Ps.72,474 and Ps.66,930 and the depreciation of Airplan for Ps.1,506, Ps.1,834 and Ps.909 for the years ended December 31, 2019, 2020 and 2021, respectively, and which has been charged in aeronautical and non-aeronautical services costs, and administrative expenses.

The depreciation expense for 2020 and 2021 for the right-of-use assets for consolidated leasing was Ps.6,689 and Ps.6,467 in Mexico, there was no recognition of right-of-use assets for leasing in Aerostar and Airplan.

During the second quarter of 2021, FONATUR and the Company entered into an agreement to terminate the sales contract for the land of Huatulco, FONATUR paid the Company Ps.286,283 which was the price that the Company initially paid for the land. See Note 15c.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

7.1)	Right-of-use assets of leasing assets

As of December 31, 2020 and 2021, right-of-use assets associated with property leases, amounted to Ps.9,513 and Ps.18,879, respectively, and the associated liability amounted to approximately Ps.17,260 and Ps.24,510 respectively, which are not significant.

Lease liabilities are measured at the present value of remaining lease payments, discounted at the interest rate of the lessee. The weighted average interest rates of the lessee applied to lease liabilities at January 1, 2021 were 9.2% and 9.7% for the new contracts of the year during 2021.

The Company has executed a contract for the lease of corporate offices and commercial vehicles. The general terms of the lease contracts are shown below:

Corporate offices in Mexico:

Separate contract including the following terms and conditions: i) 5-year term; ii) monthly lease payments of USD28 (Ps.573 approximately); iii) a security deposit equivalent to 2-month rent; iv) the monthly base rent will be increased annually after the first year of the contract, in line with the increase in the US National Consumer Price Index; and v) in the event of nonpayment of principal, default interest will accrue at the most recent interest rate in US dollars published by the Wall Street Journal, with the Prime Rate in US dollars plus ten basis points.

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

The lease agreements and service contracts for which lease assets were identified in accordance with IFRS 16 were not significant for the Company and they recognized each other within the Land, furniture and equipment, net. See Note 17.8.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Note 8 - Intangible assets, airport concessions and goodwill - Net:

The movements of intangible assets of airport concessions in the periods presented in the consolidated financial statements are as follows:

			Foreign currency
	1/1/2020		translation		Additions (*)		Transfers		12/31/2020

Concessions (Regulated Activity)	Ps.	50,586,636	Ps.	1,059,370	Ps.	107,144	Ps.	932,376	Ps.	52,685,526
Contracts assets		978,060		1,295		3,036,386		(311,676)		3,704,065
Contractor advance		696,696				355,809		(620,700)		431,805
Licences and ODC		279,797				84,930				364,727
Commercial Right’s (Unregulated Activity)		6,149,729		340,507						6,490,236
Goodwill		2,567,365								2,567,365
Accumulated amortization		(12,132,245)		(79,297)		(1,849,871)				(14,061,413)
	Ps.	49,126,038	Ps.	1,321,875	Ps.	1,734,398			Ps.	52,182,311

			Foreign currency
	1/1/2021		translation		Additions (**)		Transfers		12/31/2021

Concessions (Regulated Activity)	Ps.	52,685,526	Ps.	(284,573)	Ps.	219,336	Ps.	2,113,556	Ps.	54,733,845
Contracts assets		3,704,065		8,403		3,146,143		(2,113,556)		4,745,055
Contractor advance		431,805		(104)		278,496				710,197
Licences and ODC		364,727				27,685				392,412
Commercial Right’s (Unregulated Activity)		6,490,236		182,071						6,672,307
Goodwill		2,567,365		35,877						2,603,242
Accumulated amortization		(14,061,413)		92,993		(1,915,289)				(15,883,709)
	Ps.	52,182,311	Ps.	34,667	Ps.	1,756,371			Ps.	53,973,349
(*)

Within the most significant additions of 2020, we can mention: a) the enlargement of the terminal building, commercial platform, runways, taxiways and roads at the Merida Airport, and the commencement of works for the enlargement of terminal 3 and expansion works in terminal 4, expansion of taxiways, runways and roads at the Cancun Airport, installation of a new system to screen checked baggage, enlargement of the commercial platform, runways and taxiways at the Huatulco Airport.

(**)

Within the most significant additions in 2021 are: Mexico a) the continuation of the expansion works of the terminal building, commercial platform and roads of the Merida Airport; b) as well the continuation of the expansion works of terminal 3 and expansion works of terminal 4, expansion of taxiways, expansion of platforms and roads at Cancun Airport. At Aerostar, the expansion works of Terminal D at the LMM Airport.

The consolidated expense for amortization of intangibles related to concessions were Ps.1,750,239, Ps.1,820,239 and Ps.1,877,315 in 2019, 2020 and 2021 and has been charged to the cost of aeronautical and non-aeronautical services, this amount includes the amortization of commercial rights of Ps.172,020, Ps.181,545 and Ps.186,638 for 2019, 2020 and 2021 respectively, recognized by the valuation of its investment in accordance with IFRS 3 “Business combinations”, and the amortization of the intangible assets of Airplan for Ps.96,455, Ps.101,795 and Ps.104,651 for 2019, 2020 and 2021, respectively.

The amortization expense of the Mexican concession by Ps.664,267 in 2019, Ps.686,460 in 2020 and Ps.759,798 in 2021 has been charged to the cost of the aeronautical and non-aeronautical services.

The amortization expense of the Aerostar concessions by Ps.433,328 in 2019, Ps.492,505 in 2020 and Ps.486,507 in 2021 has been charged to the cost of aeronautical and non-aeronautical services.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

The amortization expense of the Airplan concessions by Ps.384,169 in 2019, Ps.357,934 in 2020 and Ps.339,676 in 2021 has been charged to the cost of aeronautical and non-aeronautical services.

The expense for amortizing licenses and ODC by Ps.20,374 in 2019, Ps.29,632 in 2020 and Ps.37,974 in 2021 has been charged to administrative expenses.

8.1) Impairment testing of goodwill

The Company reviews the performance of business in the countries where its subsidiaries operate, considering three CGUs per country of operation.

Airport operations were affected in 2020 due to COVID-19, which led to a decrease in passenger traffic. This situation led to the closure of terminals in the subsidiary Airplan from the last week of March until the third week of September. In the case of Mexico, terminals 2 and 3 at Cancun International Airport were temporarily closed as from April 11 and 18, 2020, respectively, and were reopened on July 14 and October 1, respectively. These events are indicators of impairment and the Administration performed impairment testing, first at September 30, 2020 and subsequently at December 31, 2020, for each of the three CGUs identified by the Company. From the testing, no impairment in the intangible assets of the company including goodwill was recorded. For fiscal year 2020, the Company carried out impairment testing on all CGUs considering the entire value of intangible assets, airport concessions and goodwill for Ps.52,182,311.

During 2021 there was a significant recovery of passengers, where the CGUs had growth of 76% in Mexico, 99% in Aerostar and 149% in Airplan compared to 2020. This situation caused that during the year there were no events that constituted indications of impairment in none of the 3 countries, so Management was not required to perform impairment tests on all intangible assets and airport concessions on intermediate dates, in the CGUs of Aerostar and Airplan impairment tests were carried out for annual requirement to the value of goodwill which as of December 31, 2021 is Ps.2,603,242.

Goodwill is assigned to the operating segments that are expected to benefit from the synergies of the business combination, regardless of whether other assets or liabilities of the acquired entities are assigned.

The following is a summary of the allocation of goodwill for each operating segment:

	December 31,
	2020		2021
Aerostar	Ps.	1,057,651	Ps.	997,644
Airplan		1,509,714		1,605,598

	Ps.	2,567,365	Ps.	2,603,242

Methodology:

Pursuant to IAS 36 methods applied to the 2020 and 2021 calculation, Management determines the recoverable value by the fair value less costs of disposal. The Company used this method for all its CGUs. To determine the fair value less costs of disposal the discounted cash flow projections approved by management are used covering a period of 28 years in 2020 for Mexico, 32 in 2020 and 31 years in 2021 for Aerostar and 12 years in 2020 and 11 years in 2021 for Airplan, which correspond to the remaining years of the airport concessions. For fiscal year 2019, the Company determined the recoverable value of each CGU on the basis of the value in use for the annual impairment testing of goodwill.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

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

This approach uses several cash flow projections considering the assumed probabilities of different events and/or scenarios instead of a single cash flow scenario. Although there may be several scenarios and probabilities, the Company considered that the three scenarios detailed below (base, positive and negative) reflect a representative sample of possible outcomes.

The calculations use cash flow projections that are based on financial budgets and business plans prepared by management and approved by the board of directors. Budgets and business plans are updated to reflect the latest developments as of the reporting date. Management's expectations reflect performance to date and are based on its experience in times of recession and are consistent with the assumptions that a market participant would make. The calculations are supported by studies carried out by independent third parties specialized in the aeronautical industry in conjunction with studies published by the International Civil Aviation Organization (ICAO). These studies contemplate the economic impacts of COVID-19 and present different recovery curve scenarios for each CGU.

Due to the specific circumstances of each market in which the Company operates, the following scenarios were considered appropriate:

Positive - To construct a positive scenario of each CGU, a significant smooth recovery of passenger traffic was considered, that is, management increased within these scenarios a percentage applied to passenger traffic in each of the remaining years of each concession: in the case of Airplan and Aerostar in year 2020 it was 10% and for year 2021 it was 10% and 5%, respectively, on the number of passengers of the base scenario, while 5% was considered in the CGU of Mexico in year 2020 owing to different qualitative factors as vaccination plans developed over time, as well as repressed passenger demand. In addition, these percentages allocated to each CGU reflect in each of them a positive recovery aligned with optimistic recovery forecast by ICAO. Consequently, under this scenario, management expects a recovery of passengers and profits in a shorter period of years.

Base - To construct the base scenario of each CGU, current effects on the industry impacting each CGU were considered as well as the recovery and growth obtained from the studies performed by management through specialized third parties of the industry.

Negative - To construct the negative scenario for each CGU, a slower recovery in passenger traffic was considered, that is, management reduced the base scenario by a percentage applied to passenger traffic in each of the remaining years of the concession. For Airplan and Aerostar in 2020, it was -10% on both CGU and in 2021 it was -10% and -5%, respectively, while for the CGU of Mexico it amounted to -5% in 2020, owing to different qualitative factors, such as existing or new restrictions to travel, late vaccination processes against COVID-19. In addition, these percentages allocated to each CGU reflect in each of them a slower recovery that is aligned with pessimistic recovery forecast by ICAO. Consequently, within this scenario management expects a recovery of passengers and profits over a longer period of years.

The expected probability-weighted cash flow determined by the Company consisted of assigning a probability to the 3 scenarios mentioned above. The Company estimated a weighting for each of the scenarios as shown as follows:

	2020			2021
	Mexico	Airplan	Aerostar	Airplan	Aerostar

Negative scenario	25.00%	25.00%	25.00%	20.00%	15.00%
Base scenario	65.00%	65.00%	65.00%	70.00%	75.00%
Positive scenario	10.00%	10.00%	10.00%	10.00%	10.00%

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

No impairment was recorded in any of the CGUs under any of these 3 scenarios or under that of expected probability-weighted cash flows.

The assumptions used to estimate the recoverable amount are consistent with assumptions made by a market participant. For each CGU, the key assumptions for the base scenario were the following during 2020 and 2021:

	2020
	Mexico	Airplan	Aerostar
Discount rate	12.20%	6.92%	9.54%
Operating costs and expenses annual average	3.00%	3.00%	3.00%
Passenger growth rate in the recovery period of each CGU	34.80%	52.16%	19.37%
Recovery period (years)	5	3	5
Average growth rate of passengers in the period
after the recovery of passengers for each CGU	2.30%	4.90%	1.70%
Hierarchy level of the fair value of the recoverable of the CGU	3	3	3

	2021
	Airplan	Aerostar

Discount rate	8.57%	9.26%
Operating costs and expenses annual average	3.00%	3.00%
Passenger growth rate in the recovery period of each CGU	18.96%	— *
Recovery period(years)	1	— *
Average growth rate of passengers in the period after the recovery of passengers for each CGU	4.90%	1.70%
Hierarchy level of the fair value of the recoverable of the CGU	3	3

* this CGU recovered its passengers level in 2021

Management has determined the values assigned to each of the above key assumptions as follows:

2020 and 2021

Assumption	Approach used to determine values

Discount rates	The after-tax discount rates were used from information of listed companies of the industry where each CGU operates.

Average growth rate for operating costs and expenses.	Average growth rate during the concession period, which is based on the latest period and projected inflation trends.

Growth rate of passengers (during the recovery period of each CGU).	Weighted average growth rate of departing passengers during the recovery period aligned with industry growth.

Growth rate of departing passengers (after the recovery period of each CGU).	Weighted average growth rate of departing passengers during the concession period aligned with operating and financial growth under a recovered economic environment in terms of passenger traffic.

For the year 2020, sensitivity analyses were applied to projections of each CGU as shown below.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Taking the base scenario and applying a sensitivity analysis to the discount rate by +1% or -1% in each CGU, cash flow projections would have generated an effect of an excess of Ps.8,375,900 and Ps.18,213,261, respectively in Mexico, Ps. 563,239 and Ps.4,995,314 in Aerostar, respectively, and Ps.1,273,721 and Ps.1,857,402 in Airplan, respectively. When making a sensitivity analysis on the discount rate of the expected probability-weighted cash flow, there are no significant variations compared with the base scenario.

Further, if the variables of the three scenarios remain constant, including the discount rate, and after the sensitivity analysis performed by the Company on the weighing allocated to each scenario, even considering the negative scenario at 100%, no impairment would be recorded in any of the CGUs.

For the year 2021, sensitivity analyses were applied to projections of each CGU as shown below.

Taking the base scenario and applying a sensitivity analysis to the discount rate by +1% or -1% in each CGU, cash flow projections would have generated an effect of an excess of Ps.61,088 and Ps.4,120,188, in Aerostar, respectively, and Ps.258,900 and Ps.620,260 in Airplan, respectively. When making a sensitivity analysis on the discount rate of the expected probability-weighted cash flow, there are no significant variations compared with the base scenario.

Further, if the variables of the three scenarios remain constant, including the discount rate, and after the sensitivity analysis performed by the Company on the weighing allocated to each scenario, even considering the negative scenario al 100%, no impairment would be recorded in any of the CGUs.

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

December 31, 2019, 2020 and 2021

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

Airplan:

The object of the concession contract is the granting by the Civil Aeronautics of Colombia and in favor of Airplan of the concession for the administration, operation, commercial exploitation, adaptation, modernization and maintenance of the airports Antonio Roldán Betancourt, El Caraño, José María Córdova, Las Brujas, Los Garzones, and Olaya Herrera.

The term of execution of the contract extends from the date of signing of the act of commencement of execution (May 15, 2008) and until the date on which one of any of the following events occurs:

●	That the regulated revenues generated are equal to the expected regulated revenues, provided that by that time 15 years have elapsed from the date of execution of the certificate of commencement of execution.
●	That 25 years have elapsed since the date of execution of the execution start certificate regardless of whether, for the time being, regulated revenues generated have not matched the value of the expected regulated revenues.
●	If the regulated income generated equals the expected regulated revenue before 15 years have elapsed from the date of execution of the certificate of commencement of execution, the duration of execution of the certificate of commencement of execution and during this term the Concessionaire must execute all the obligations under his charge under the Concession Contract.

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

December 31, 2019, 2020 and 2021

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

Contract of Trustee

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

Note 9 - Accounts payable and accrued expenses:

At December 31, 2020 and 2021, the balances are as follows:

		December 31,
	2020		2021
Suppliers	Ps.	353,885	Ps.	290,687
Taxes payable		57,174		311,847
Use rights of assets under concession		5,070		337,087
Accounts payable to related parties (Note 14.1)		53,598		127,901
Lease payable (Note 7.1)		17,236		24,510
Salaries payable		128,105		166,089
Sundry creditors for services provided		639,726		959,376
Accounts payable to contractors		343,610		271,462
Total	Ps.	1,598,404	Ps.	2,488,959

Since these accounts mature at a term of under one year, their fair value is considered to approximate their carrying value.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Note 10 - Bank loans:

At December 31, 2020, the Company has used the total amount of these credits as shown below:

	Credit line used in foreign currency		Credit line		Principal		Commissions and		Term				Fair
Bank	at 12/31/2020*		used in pesos		amortization in pesos		interests - Net		Short		Long		value

Santander, S. A.			Ps.	2,000,000			Ps.	(5,133)			Ps.	1,994,867	Ps.	1,989,862
BBVA Bancomer, S. A.				1,980,000	Ps.	(20,000)		16,343	Ps.	322,209		1,654,134		1,957,415
Total México			Ps.	3,980,000	Ps.	(20,000)	Ps.	11,210	Ps.	322,209	Ps.	3,649,001	Ps.	3,947,277
Banco Popular de Puerto Rico	USD	10,000	Ps.	199,087			Ps.	15	Ps.	199,102			Ps.	199,188
Total Aerostar	USD	10,000	Ps.	199,087			Ps.	15	Ps.	199,102			Ps.	199,188
Bancolombia, S. A.	COP	111,750,000	Ps.	984,985	Ps.	(69,959)	Ps.	9,410	Ps.	81,758	Ps.	842,678	Ps.	752,072
Corpbanca Colombia, S. A.		75,990,000		670,111		(47,572)		7,511		55,565		574,485		511,409
Banco Davivienda, S. A.		67,049,985		591,130		(41,975)		6,098		49,012		506,241		451,243
Banco de Bogotá, S. A.		27,564,211		242,820		(17,256)		1,893		20,227		207,230		185,511
Banco de Occidente, S. A.		27,564,228		242,818		(17,256)		1,758		20,100		207,220		185,511
Banco Popular, S. A.		5,959,029		52,292		(3,731)		(213)		4,475		43,873		40,110
Banco AV Villas, S. A.		5,960,000		52,558		(3,731)		589		4,358		45,058		40,110
Servicios Financieros, S. A.		5,960,000		52,297		(3,731)		(467)		4,230		43,869		40,110
Bancolombia, S. A.		8,128,400		67,697		(20,309)		91		47,479				47,957
Total Airplan	COP	335,925,853	Ps.	2,956,708	Ps.	(225,520)	Ps.	26,670	Ps.	287,204	Ps.	2,470,654	Ps.	2,254,033
			Ps.	6,936,708	Ps.	(245,520)	Ps.	37,895	Ps.	808,515	Ps.	6,119,655	Ps.	6,400,498

* Foreign currency in thousands

At December 31, 2021, the Company has used the total amount of these credit lines as shown below:

	Credit line used in foreign currency		Credit line		Principal		Commissions and		Term				Fair
Bank	at 12/31/2021*		used in pesos		amortization in pesos		interests - Net		Short		Long		value

Santander, S. A.			Ps.	2,000,000	Ps.	(2,000,000)
Santander, S. A.				2,650,000			Ps.	(10,716)	Ps.	1,062	Ps.	2,638,222	Ps.	2,660,990
BBVA Bancomer, S. A.				2,000,000				(8,562)		5,902		1,985,536		2,019,432
BBVA Bancomer, S. A.			Ps.	1,980,000	Ps.	(1,980,000)			Ps.
Total México			Ps.	8,630,000	Ps.	(3,980,000)	Ps.	(19,278)	Ps.	6,964	Ps.	4,623,758	Ps.	4,680,422
Banco Popular de Puerto Rico	USD	10,000	Ps.	208,623	Ps.	(208,623)
Total Aerostar	USD	10,000	Ps.	208,623	Ps.	(208,623)
Bancolombia, S. A.	COP	125,250,000	Ps.	801,230	Ps.	(68,086)	Ps.	16,673	Ps.	74,704	Ps.	675,113	Ps.	560,472
Corpbanca Colombia, S. A.		85,170,000		545,168		(46,298)		11,718		50,191		460,397		381,121
Banco Davivienda, S. A.		75,149,985		480,881		(40,851)		10,081		44,471		405,640		336,283
Banco de Bogotá, S. A.		30,894,211		197,490		(16,794)		3,613		18,350		165,959		138,250
Banco de Occidente, S. A.		30,894,228		197,487		(16,794)		3,497		18,240		165,949		138,250
Banco Popular, S. A.		6,679,029		42,485		(3,631)		(57)		3,755		35,041		29,892
Banco AV Villas, S. A.		6,680,000		42,759		(3,631)		937		3,954		36,110		29,892
Servicios Financieros, S. A.		6,680,000		42,490		(3,631)		23		3,843		35,039		29,892
Bancolombia, S. A.		8,128,400		40,995		(40,995)
Total Airplan	COP	375,525,853	Ps.	2,390,983	Ps.	(240,711)	Ps.	46,485	Ps.	217,508	Ps.	1,979,248	Ps.	1,644,052
			Ps.	11,229,606	Ps.	(4,429,334)	Ps.	27,207	Ps.	224,472	Ps.	6,603,006	Ps.	6,324,474

* Foreign currency in thousands

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

As a result of the business combination in Airplan on October 19, 2017, a fair value of the syndicated loan, valued at its amortized cost, was determined, increasing its value by Ps. 605,382. The debt contracted in the original currency (the Colombian peso) plus this adjustment to fair value will result in COP.535,125,402 (Ps.3,408,442).

The variables used to determine the fair values of loans at December 31, 2020 and 2021 are as follows:

Mexico:

2020 and 2021:

-	TIIE 28 days Discount Rate as of December 31, 2020 and 2021.
-	Probability of default of ASUR as of December 31, 2020 and 2021
-	Default Swaps (CDS) of Mexico as of December 31, 2020 and 2021

Level 2 of fair value hierarchy at December 31, 2020 and 2021.

Aerostar:

2020 and 2021:

-	Yield Spreads to Maturity through the BB-rating curve by industrial sector at December 31, 2020 and 2021.

Level 2 of fair value hierarchy at December 31, 2020 and 2021.

Airplan:

2020 and 2021:

-	Reference Discount Rate in Colombia as of December 31, 2020 and 2021.
-	Probability of default of ASUR as of December 31, 2020 and 2021.
-	Credit Default Swaps (CDS) of Colombia as of December 31, 2020 and 2021.

Level 2 of fair value hierarchy at December 31, 2020 and 2021.

Methodology:

The following methodology was used to determine fair value in the terms of IFRS 13: The valuation technique used, which is recognized in the financial environment (estimated future cash flows discounted at their present value) using market information available at the valuation date.

Mexico:

In October 2017, the Company acquires a new loan with BBVA Bancomer of Ps.2,000,000 pesos, with a term of seven years, which will be amortized in nine semiannual payments from October 2020 to October 2024 at the TIIE rate of 28 days plus 1.25 points. On April 26, 2021, the Company made a principal payment of Ps.20,000 in accordance with the payment schedule. On October 13, 2021, the Company prepaid the loan amount that amounted to Ps.1,960,000 on that date, without any prepayment penalty.

On October 15, 2021, BBVA Mexico granted a simple loan for the amount of Ps.2,000,000 that can be used for corporate expenses with a term of 7 years, maturing in October 2028, at an annual interest rate equivalent to the TIIE rate to 28 days plus an applicable margin.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Applicable margin. - If the net leverage index is a) Less than 1.5X, the applicable margin will be 1.40 basis points, b) Between 1.5X and 2.5X, the applicable margin will be 165 points and c) greater than 2.5x, the applicable margin will be 190 points.

In October 2017, the Company acquires a loan with Banco Santander for Ps.2,000,000. The loan has a term of five years, maturing on October 27, 2022 at the 28-day TIIE rate plus 1.25 points. On September 29, 2021, the Company advances the liquidation of the loan, without any prepayment penalty for Ps.2,000,000 and on that same date the loan for Ps.2,650,000 is approved and available, maturing on September 28, 2024, subject to one the 28-day TIIE rate plus 1.50 points.

In terms of the credits in pesos granted by BBVA Bancomer, the Company is obliged to maintain a consolidated leverage level not exceeding 3.5x calculated as a total financial debt between the (operating profit calculated before taxes, interest expenses, plus depreciation plus amortization at consolidated level) EBITDA for the twelve months prior to the end of each quarter and a minimum interest coverage of 3.0x, calculated as EBITDA between the financial expenses associated with the total financial debt for the 12 months before the end of each quarter. During the year the Company fulfilled these financial obligations, on each quarterly measurement date. At December 31, 2021 and 2020, the Consolidated Leverage Ratio calculated under the contract was 1.3x and 2.7x, respectively, which does not exceed the 3.5x established. In turn, the Debt Coverage Ratio at December 31, 2021 and 2020 was 12.2x and 5.2x, respectively, covering the minimum required of 3.0x as stated in the contract.

In terms of the credit in pesos granted by Santander, the Company is obliged to maintain a leverage level on the last day of each fiscal quarter of no more than 3.5x and a minimum interest coverage ratio of 3.0x, both reasons calculated by the 12 months before each quarter. The calculation for the Leverage Ratio and Interest Coverage Ratio will be performed considering the Company’s share in the income/loss of its subsidiaries and other companies in which it holds interest. During the year 2021 and 2020, the Company fulfilled these financial obligations, on each quarterly measurement date. At December 31, 2021 and 2020, the Leverage Ratio calculated under the contract was 0.3x and 2.4x, respectively, which does not exceed the 3.5x set. In turn, the Debt Coverage Ratio at December 31, 2021 and 2020 was 12.2x and 5.8x covering the minimum required of 3.0x as stated in the contract.

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

On June 29, 2020, the Company entered into a line of credit with BBVA Bancomer for Ps.1,500,000, for a term of eighteen months counted as from that date, thus falling due on December 29, 2021. The loan is subject to 28-Day Interbank Equilibrium Interest Rate (28 Day TIIE) plus 1.5%. Funds arising from this line of credit may be used for general corporate purposes, expenses and commissions relating to the loan. The Company did not use the funds arising from the credit line.

Airplan:

On June 1, 2015, the Company incurred a new long-term syndicated loan of COP440,000,000 Colombian pesos (Ps.2,897,404) payable in 2027 with a three-year grace period for the payment of principal.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

The participants of this syndicated loan are:

	Amount
Entity	(thousand of COP)

Bancolombia, S. A.	COP.	150,000,000
Corpbanca Colombia, S. A.		102,000,000
Banco Davivienda, S. A.		90,000,000
Banco de Bogotá, S. A.		37,000,000
Banco de Occidente, S. A.		37,000,000
Banco Popular, S. A.		8,000,000
Banco AV Villas, S. A.		8,000,000
Servicios Financieros, S. A.		8,000,000
	COP.	440,000,000

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

Airplan failed to measure as of September 30, 2020, December 31, 2020 and March 31, 2021, with its obligation to maintain the debt coverage ratio. Airplan, obtained from all the banking institutions participating in the syndicated loan, in August 2020, the waiver for non-compliance with the obligation referring to the indicator of the debt coverage index covering the measurement date as of September 30, at December 31, 2020 and until the measurement date of the second quarter June 30, 2021. The Company obtained, from all the banks participating in the syndicated loan, the necessary waivers to comply with the coverage index indicator, until the date of measurement of the first quarter of 2021 and subsequently extended them until the first quarter of 2022. These waivers do not derive in any sanction nor did they represent an expense or penalty to the entity. With these exemptions described, the Company is covered for possible non-compliance and is exempt from this non-compliance resulting in any sanction or any negative effect in the event of non-compliance with the debt coverage indicator until the measurement date of March 31, 2022. As of December 31, 2021, the Company has complied with the debt coverage indicator, which was 2.5x.

Aerostar

On April 1, 2020, the Company disposed of a revolving credit line with Banco Popular de Puerto Rico, approved as from December 18, 2015, for USD10,000 (approximately Ps.239,200) and, through amendment dated October 22, 2018 it received an extension for a maximum term of three years falling due on December 18, 2021, at a Prime or Fed Funds Rate less 0.50%, and whose prepayment can be made at any moment. The resources of this credit line can be used for working capital purposes and for investment projects.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

During the term of the loan, Aerostar is financially obliged to keep a Debt Coverage Ratio higher than 1.0x on the measurement date of each quarterly closing. At December 31, 2020 and 2021, the Debt Coverage Ratio was 3.1x and 3.2x, respectively.

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

Note 11 — Short and long-term documents:

As a result of including Aerostar in the consolidation, as from May 31, 2017, the following long-term debt is recorded.

To finance a portion of the agreement payment to the Puerto Rico Authority, and certain other costs and expenditures associated with it, Aerostar entered into a Note Purchase Agreement in March 22, 2013 where Aerostar authorized the issue of subordinated bonds and sale of an aggregate principal of Ps.4,471 million pesos (USD350 million) maturing on March 22, 2035 in accordance with the following conditions:

Performance	2.39%
Spread credit (bps)	+336
Coupon	5.75%

On June 24, 2015, Aerostar signed an agreement for private placement of bonds in the amount of Ps.737 million pesos (USD50 million), maturing on March 22, 2035, based on the following conditions:

Performance	6.75%

At December 31, 2020 the integration of the debt is shown as follows:

	Credit line	Interest	Credit line		Principal amortization		Interest		Term				Fair
	used in thousand USD	in USD	in pesos		in pesos		in pesos		Short		Long		value

Loan	$400,000	$10,577	Ps.	7,265,206	Ps.	(253,925)	Ps.	(39,105)	Ps.	330,235	Ps.	6,641,941	Ps.	7,697,476

At December 31, 2021 the integration of the debt is shown as follows:

	Credit line	Interest	Credit line		Principal amortization		Interest		Term				Fair
	used in thousand USD	in USD	in pesos		in pesos		in pesos		Short		Long		value

Loan	$400,000	$11,102	Ps.	7,207,061	Ps.	(220,961)	Ps.	(34,031)	Ps.	353,672	Ps.	6,598,397	Ps.	7,619,720

Inputs:

2020:

Corporate risk through Yield Spreads to Maturity of comparable bonds of the “Transportations and Logistics” sector.

Level 2 of fair value hierarchy.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

2021:

Corporate risk through Yield Spreads to Maturity of comparable bonds of the “Transportations and Logistics” sector at December 31, 2021.

Level 2 of fair value hierarchy.

Methodology:

The following methodology was used to determine fair value in the terms of IFRS 13 the valuation technique used is one recognized in the financial environment (estimated future cash flows discounted at their present value) using market information available at the valuation date.

Note 12 - Stockholders’ equity:

At December 31, 2020 and 2021, the minimum fixed capital with no withdrawal rights is of Ps.1,000 and the variable portion is of Ps.7,766,276, (nominal figure) comprised of 300,000,000 common, nominative Class I shares no par value, wholly subscribed and paid in. The variable portion of capital stock is comprised of Class II common, nominative shares. At December 31, 2020 and 2021, no Class II shares have been issued. Both classes of shares will have the characteristics determined at the Shareholders’ meeting where issuance is approved and they are integrated as shown as follows:

			Capital stock as of
	Total shares		December 31,
Description	2020	2021	2020		2021

“B” Series	277,050,000	277,050,000	Ps.	7,173,079	Ps.	7,173,079
“BB” Series	22,950,000	22,950,000		594,197		594,197
Total	300,000,000	300,000,000	Ps.	7,767,276	Ps.	7,767,276

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

Reserve for acquisition of shares

The reserve for acquisition of shares represents the reservation authorized by the stockholders for the Company to purchase its own shares subject to certain criteria set forth in the bylaws and the Securities Market Law. At December 31, 2020 and 2021, the reserve for repurchase of shares totals Ps.11,554,572, respectively.

Dividends

At the April 24, 2019 General Ordinary Stockholders’ meeting, the Company’s stockholders agreed to pay net dividends of Ps.3,000,000 (nominal), which don’t gave rise to IT because the dividends were paid from the CUFIN.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

At the Ordinary General Stockholders' Meeting held on April 23, 2020, the Company’s Stockholders agreed to delegate the power to decree and pay an ordinary dividend for Ps.2,463,000 (nominal) to the Administrative Board, which will not accrue Income Tax as they arise from the CUFIN (Net Tax Income Account). In case of approval, the dividend would be paid, in accordance with the decree of the Board as from May 11, 2021. On June 29, 2021, the Board of Directors approved the decree of dividends and their payment for October 1, 2021.

Dividends are tax free if paid from the CUFIN. Dividends paid in excess of the CUFIN balances are subject to tax equivalent to 42.86%. Tax due is payable by the Company and may be credited against income tax for the year or income tax for the two immediately following fiscal years. Dividends paid from previously taxed earnings are not subject to tax withholding or payment. Dividends paid that come from profits previously taxed by the ISR will not be subject to any withholding or additional tax payment. The Income Tax Law (LISR or ITL) establishes the obligation to maintain the CUFIN with the profits generated until December 31, 2013 and start another CUFIN with the profits generated as of January 1, 2014. At December 31, 2020 and 2021, the companies CUFIN lump sum is Ps.14,759,918 and Ps.17,347,482, respectively, whereas the combined contribution capital account amounts Ps.45,258,134 and Ps.48,586,919, respectively.

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

Mexico:

In 2019, 2020 and 2021, the Company determined tax profits in its subsidiaries in the amounts of Ps.6,119,361, Ps.2,163,740 and Ps.6,045,955, respectively. In 2019, 2020 and 2021, the tax profits were partially offset with the amortization of tax losses in the amounts of Ps.36,613, Ps.3,196 and Ps.192,040, respectively.

The subsidiaries that at December 31, 2019, 2020 and 2021, have not assessed IT due to the tax loss carryforwards, are Cozumel, Minatitlán and Tapachula.

Taxable income differs from the book income due to temporary and permanent differences arising from the different bases for the recognition of the effects of inflation for tax purposes and from the permanent effects of items affecting only the book or tax results.

The ITL establishes for 2014 and subsequent years an income tax rate of 30%.

The Company has performed the evaluation of the Preferential Tax Regimes and has determined at December 31, 2020 and 2021, it is not applicable because it does carry out a business activity, in the case of the investment in the airport of Puerto Rico, and that passive income does not represent more than 20% of its total income.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Aerostar:

In 2020 the Company determined tax losses for Ps.660,404 and determined in 2021 tax profit for Ps.88,577 and partially compensated by amortization of tax losses for Ps.79,720. Aerostar maintains an agreement with the Department of the Treasury of Puerto Rico in which its operations are subject to income taxes of Puerto Rico of 10% under the provisions of Section 12 (a) of the Public Private Partnership Law (Law) enacted in June 2009. Derived from the analysis carried out by the Administration, it is considered that there are no impacts due to changes in the legislation of the United States of America made since the 2019 fiscal year.

Airplan:

The Company determined taxable income (liquid income) in accordance with the tax law of Colombia for the fiscal year, 2019, 2020 and 2021 of Ps.325,349, Ps.9,133 and Ps.241,490, respectively.

The Company is subject to income taxes in Colombia of 33% in 2019, 32% 2020 and 31% in 2021. The company determined an income tax of Ps.107,365 in 2019, Ps.2,916 in 2020 and Ps.74,862 in 2021, respectively.

According to Article 188, for income tax purposes, it is assumed that the taxpayer's net income is not less than 3.5% of his net worth, on the last day of the immediately preceding taxable year. The percentage of presumptive income referred to in this article will be reduced to 0.5% in taxable year 2020; and reduced to 0%, as of taxable year 2021.

Tax Reform Law No. 1943, dated December 28, 2018, sets forth the following rates applicable to corporate taxable income: 33% for fiscal year 2019, 32% for fiscal year 2020, 31% for fiscal year 2021. The tax reform law 2155 of September 14, 2021 article 7 determined that as of the year 2022 it will be 35% on the net taxable income. The Company does not expect any significant effect of such changes on its tax assets and liabilities, whether current or deferred.

The IT provision at December 31, 2019, 2020 and 2021 is as follows:

	December 31,
	2019		2020		2021
Mexico:
Current IT	Ps.	1,864,384	Ps.	631,471	Ps.	1,749,031
Deferred IT		57,023		117,924		(128,254)
IT provision Mexico	Ps.	1,921,407	Ps.	749,395	Ps.	1,620,777
Aerostar:
Current Income Tax	Ps.	433	Ps.	(16)	Ps.	886
Deferred Income Tax		38,146		42,546		37,979
IT provision Aerostar	Ps.	38,579	Ps.	42,530	Ps.	38,865
Airplan:
Current IT	Ps.	110,910	Ps.	2,916	Ps.	74,862
Deferred IT		(92,794)		(65,686)		(5,997)
IT provision Airplan	Ps.	18,116	Ps.	(62,770)	Ps.	68,865
Total IT provision	Ps.	1,978,102	Ps.	729,155	Ps.	1,728,507

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

The reconciliation between the statutory and effective income tax rates is shown as follows:

	December 31,
	2019		2020		2021

Consolidated income before provision for IT	Ps.	7,661,741	Ps.	2,855,692	Ps.	8,126,035
Plus (less):
Net (loss) income before taxes of Airplan and Aerostar		(843,352)		(65,672)		(1,418,186)
Net (loss) income before taxes of subsidiaries in Mexico not subject to IT		(100,793)		4,337		(170,247)
Income before provisions for income taxes		6,717,596		2,794,357		6,537,602
Statutory IT rate		30%		30%		30%
IT that would result from applying the IT rate to book profit before income taxes		2,015,279		838,307		1,961,281
Non-deductible items and other permanent differences		11,941		10,496		7,853
Annual adjustment for tax inflation		(12,783)		(18,958)		(33,603)
Accounting disconnect inflation		(93,030)		(80,450)		(314,754)
Effect by difference in rate of IT Aerostar		38,579		42,530		38,865
Effect by difference in rate of IT Airplan		18,116		(62,770)		68,865
IT provision	Ps.	1,978,102	Ps.	729,155	Ps.	1,728,507
Effective IT rate		29%		26%		26%

Following are the principal temporary differences with respect to deferred tax:

	Year ended
	December 31,
	2020		2021

Deferred income tax asset:
Temporary liabilities	Ps.	31,019	Ps.	57,201
Fair value of long-term debt (Bank loan)		162,574		149,120
Allowance for doubtful accounts		66,609		57,962
		260,202		264,283
Deferred income tax payable:
Fixed and intangible assets (*)		(3,198,632)		(3,111,403)
Temporary assets		(226,106)		(197,104)
Amortization of expenses		(609)		(408)
		(3,425,347)		(3,308,915)
Deferred income tax liability - Net	Ps.	(3,165,145)	Ps.	(3,044,632)

(*)Includes Ps. 1,032,799 and Ps.1,100,265 from Aerostar from the periods 2020 and 2021, and Ps.647,571 and Ps.587,845 from Airplan in 2020 and 2021, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

The net movements of the deferred tax asset and liability for the year are as follows:

	Impairment
	provision				Foreign
	of loan		Concession		Currency
	portfolio		Assets		Conversion		Others		Total

Balances as of December 31, 2019	Ps.	(34,296)	Ps.	3,016,922	Ps.	(42,814)	Ps.	64,772	Ps.	3,004,584
Revaluation effect by conversion Airplan and Aerostar						141,236		(75,459)		65,777
Consolidated income statement:
Airplan		(11,390)		(73,994)		(461)		20,159		(65,686)
Aerostar				43,767		(1,221)				42,546
México		(20,923)		115,197				23,650		117,924
		(32,313)		84,970		(1,682)		43,809		94,784
Balances as of December 31, 2020	Ps.	(66,609)	Ps.	3,101,892	Ps.	96,740	Ps.	33,122	Ps.	3,165,145
Conversion revaluation effect Airplan and Aerostar						(61,018)		36,777		(24,241)
Consolidated income statement:
Airplan		11,390		28,642		(1,089)		(44,940)		(5,997)
Aerostar				39,709		(1,730)				37,979
México		(2,743)		(91,743)				(33,768)		(128,254)
		8,647		(23,392)		(2,819)		(78,708)		(96,272)
Balances as of December 31, 2021	Ps.	(57,962)	Ps.	3,078,500	Ps.	32,903	Ps.	(8,809)	Ps.	3,044,632

b.	Return of Asset Tax (AT) in accordance with the Law on Flat Rate Business Tax (Flat Tax Law or LIETU) in Mexico.

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

During fiscal years 2020 and 2021, the Company obtained the recovery of AT for Ps.32,017 and Ps.416 respectively, with recognition in the results as revenue.

Recoverable taxes

At December 31, 2020 and 2021, the tax credits are as of Ps.631,999 and Ps.142,970, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Aerostar Tax loss Carry forwards:

Aerostar had cumulative tax loss carry forwards for which deferred tax has not been recognized and whose right to be amortized against future taxable income expires as shown below:

			Year of
Year of loss	Amount		expiration
2012	Ps.	7,085	2022
2013		37,256	2023
2014		25,545	2024
2015		28,520	2025
2016		27,745	2026
2017		22,372	2027
2018		10,900	2028
2020		30,725	2030
Total	Ps.	190,148

Temporary differences not recognized

Temporary difference related to investments in subsidiaries for which no liabilities have been recognized for deferred income tax shown as follows:

	December 31,
	2020		2021
Undistributed utilities	Ps.	3,200,543	Ps.	4,903,164
Tax rate		30%		30%
Deferred income tax liabilities unrecognized with the previous temporary differences	Ps.	960,163	Ps.	1,470,949

This tax could be subject to the application of tax treaties existing in the countries of origin.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Note 14 - Balances and transactions with related parties:

14.1)      Balances receivable and payable

At December 31, 2020 and 2021, respectively, the balances receivable from (payable to) related parties shown in the consolidated statement of financial position are comprised as follows:

	December 31,
	2020		2021

Accounts receivable:
Autobuses Golfo Pacífico, S. A. de C. V. (Shareholder/services)	Ps.	197	Ps.
	Ps.	197	Ps.
Accounts payable and accumulated expenses (Note 9):(*)
Inversiones y Técnicas Aeroportuarias, S. A. de C. V.
(Shareholder/technical assistance)	Ps.	(53,257)	Ps.	(127,446)
Autobuses de Oriente ADO, S. A. de C. V.
(Shareholder/technical assistance)		(127)
Lava Tap de Chiapas, S. A. de C. V.				—
(Key management personnel/services)		(411)		(455)
		(53,795)		(127,901)
Net	Ps.	(53,598)	Ps.	(127,901)

(*)     These are accounts with terms of less than one year under similar market conditions.

14.2) Transactions with related parties

At December 31, 2019, 2020 and 2021, the transactions shown as follows were held with related parties, which were set at the same prices and conditions as those that would have been used in comparable operations by third parties.

	December 31,
	2019		2020		2021

Commercial income:
Autobuses de Oriente, S. A. de C. V. (Stockholder)	Ps.	14,349	Ps.	7,968	Ps.	11,800
Autobuses Golfo Pacífico, S. A. de C. V. (Stockholder)		7,290		4,862		6,468
Coordinados de México de Oriente, S. A. de C. V. (Stockholder)		157		164		162

Expenses:
Technical assistance (Note 14.4)	Ps.	(404,086)	Ps.	(175,615)	Ps.	(391,698)

Related parties:
Administrative services
Leasing	Ps.	(5,340)	Ps.	(6,061)	Ps.	(5,863)
Cleaning services		(11,544)		(11,848)		(12,307)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

14.3) Compensation of key personnel

Key personnel include directors, members of the Steering Committee, and Committees. In the years ended on December 31, 2019, 2020 and 2021, the Company granted the following benefits to the key management personnel, the Board of Directors and the different Company Committees:

	December 31,
	2019		2020		2021

Short term salaries and other benefits paid to key personnel (Note 17.17) (*)	Ps.	109,747	Ps.	137,272	Ps.	122,271
Fees paid to the Board of Directors and Committees		9,146		8,571		8,144

(*)    In 2019, 2020 and 2021, includes costs of Ps.41,411, Ps.66,083 and Ps.64,795; and Ps.17,381, Ps.15,650 and Ps.11,051, respectively for key personnel of directors of Aerostar and Airplan.

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

In accordance with the contract, the Company agreed to pay an annual compensation equivalent to the higher of a fixed amount or 5% of the consolidated income of the Company before deducting the compensation for technical assistance and before the comprehensive financial result, IT, depreciation and amortization, determined in accordance with financial reporting standards applicable in Mexico. Beginning in 2003, the minimum fixed amount is of USD2 million (approximately Ps.37.7 million).

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

At December 31, 2019, 2020 and 2021, the expenses for technical assistance amounted to Ps.404,086, Ps.175,615 and Ps.391,698, respectively which are recorded in the consolidated comprehensive income statement within the aeronautical and non-aeronautical service cost line. ITA also has the right to refund the expenses incurred during the provision of the services specified in the agreement. The ITA series “BB” shares were put in a trust in order to ensure compliance with the technical assistance agreement, among other things.

Note 15 - Commitments and contingencies:

Commitments

a.	The Company began leasing office space on May 21, 2015, under a lease agreement. This agreement includes an available extension of 60 months. The monthly rent due is USD28 (Ps.573 approximately).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

The total minimum future payments derived from the non-cancellable lease agreement that shall be covered in the future are as follows:

Up to one year	Ps.	6,884
Between one and three years		16,063
Total	Ps.	22,947

As of December 31, 2020 and 2021, the amortization per right-of-use assets within the aeronautical and non-aeronautical service cost in the statement of income, was approximately Ps.6,304 and Ps.6,467, respectively. (See Note 17.8.).

b.	On June 22, 2018, the Company received SCT approval for the MDP for the five-year period from 2019 to 2023 in which the Company committed to carry out improvements.

On August 19, 2020, the Federal Civil Aviation Agency approved the Company's request for rescheduling (the deferral of) certain investments corresponding to 2020 for a total amount of Ps.2,292,355, to be fulfilled in 2021, due to contingencies due to COVID-19, which affected the conditions of the production and construction industry, interrupting the continuation of works and signing of new contracts that are indicated in the MDP 2019-2033.

On March 31, 2021, the AFAC authorized the reduction and modification of the Capital investments foreseen in the Master Development Plan (MDP), for the period of 2019-2033, regarding the review of maximum rates, without any penalty.

At December 31, 2021, investment commitments for that MDP are as follows:

Period	Amount

2022	Ps.	2,068,567
2023		527,540
	Ps.	2,596,107	(1)
(1)	Figures in thousand pesos adjusted at December 31, 2021 based on the Construction Price Index (IPCO) in the terms of the MDP.

c.	Pursuant to the terms for the purchase of the land in Huatulco that occurred in October 2008, the Company has the obligation to build 450 hotel rooms, for which purpose the Company will enter into agreements with third parties to develop the comprehensive tourism plan without a specific due date. At December 31, 2021, there is an indefinite extension to this commitment issued by the National Tourism Fund (FONATUR by its initials in Spanish). During the second quarter of 2021, FONATUR and the Company entered into an agreement to terminate the sales contract for the land of Huatulco, FONATUR paid the Company Ps.286,283 which was the price that the Company initially paid for the land. As of December 31, 2021, there are no longer any obligations to be fulfilled by the Company in relation to this matter.
d.	As part of the Agreement, Aerostar has committed to fund and complete certain capital and repair projects with respect to the LMM Airport Facilities. The Company has no time restrictions to complete these projects, except that they must be made at any time during the term of the Agreement. As these projects are carried out, repairs will be recorded as expenses incurred or capitalized and depreciated according to their nature; consistent with the Company's accounting policies. Capital projects will be capitalized as part of an intangible concession improvement asset and will be amortized over their useful lives or the remaining life of the concession contract, whichever is less. Some commitments were excluded from the liability for initial obligations assumed due to factors of uncertainty, the variability of future costs and the extended period of time in which commitments can be fulfilled. As of December 31, 2020 and 2021, Aerostar fulfilled the agreed commitments.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Contingencies

As of December 31, 2020 and 2021, the Company has confirmed that the results of its lawsuits cannot be accurately predicted as their due processes are currently ongoing and there are not enough elements to determine whether they could largely affect the Company’s financial position in the case of an adverse ruling.

e.	The Company’s transactions are subject to Mexican federal and state laws as well as Puerto Rico and Colombian law due to its subsidiaries outside of Mexico.
f.	At the time that the Company was carrying out the competitive bidding process (1998) for the sale of shares of the Airport Groups, the SCT established and communicated that concessionaires could amortize for tax purposes the value of the concession up to 15% a year. In February 2012, the SCT estimated an amount due payable by Cancún in the amount of Ps.865 million pesos against the ruling in question, because it considered that the determination of the 15% amortization was not valid in 2006 and 2007. The Company disagreed with the decision and filed an appeal to overturn this determination. However, in order to adhere to the amnesty program set forth in Transitory Article Three of the new Income Law of 2013, the Company partially desisted from the appeal as it relates to the income tax obligation, but not in regards to the determination of the additional distribution related to employees’ statutory profit sharing, which the Company continues to appeal. The risk is that if a judge does not rule in favor of Cancún the amount payable would be Ps.116,000.
g.	There are currently a number of labor suits in progress against the Company, mainly in relation to involuntary termination. Any sentences that might be handed down not favoring the interest of the Company do not represent significant amounts. The Company is in legal proceedings at the date of this report and a resolution has not been issued yet.
h.	On August 21, 2019, the Board of Commissioners of the COFECE (Federal Economic Competition Commission) notified Aeropuerto de Cancún, S. A. de C. V. of the resolution issued on July 25, 2019, which provides for the following: (I) administrative liability for having exercised the monopolistic practices described in article 56, section V of the Mexican Federal Economic Competition Law (“LFCE”) (refusal of access); (ii) the Company shall be imposed a fine of Ps.73 million. On the understanding that there is sufficient grounds for defense, the Company has contested the administrative sanction imposed by the COFECE by filing amparo proceedings. The Company considers that the amparo proceedings will not be resolved in a term lower than 2 years from the date of filing, and, therefore, it is under no obligation to pay the fine before the end of such proceedings.
i.	On March 17, 2014, the Port Authority of Puerto Rico filed a lawsuit against Aerostar and two fuel sellers at the LMM Airport claiming to be entitled to a fee charged to the fuel sellers of the airport and not to Aerostar. On November 7, 2018 the court ruled in favor of Aerostar in the sense that all revenues from the fuel sales fee are from Aerostar, but authorizes the Ports Authority to charge two cents of the fee per gallon charged to the fuel sellers. The parties appealed the determination and, on July 31, 2020, the Court of Appeals ruled in favor of Aerostar, determining, among other things, that Aerostar is the only entity entitled to collect and withhold the charge for each gallon of jet fuel, which is dispatched at the LMM airport. On August 31, 2020, the Ports Authority filed an appeal with the Supreme Court of Puerto Rico. As of the date of this report, the judicial process continues.

Note 16 - Basis for preparation:

The accompanying consolidated financial statements at December 31, 2020 and 2021 and for the years ended 2019, 2020 and 2021 have been prepared in accordance with the IFRS and their Interpretations (IFRS IC) as issued by the International Accounting Standard Board (IASB).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

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

Note 17 - Summary of the main accounting policies:

17.1) New standards and amendments

The amendments that became effective as of January 1, 2021 were:

●	Amendments, IFRS 16 Lease Concessions related to COVID-19.
●	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16- Reference Interest Rate Reform – Phase 2.

These amendments did not have a significant impact for the Company.

The amendments and improvements to the standards that are not effective for the annual periods ending on December 31, 2021 are the following:

●	Amendments to IFRS 3 - Minor amendments were made to IFRS 3 Business Combinations to update references to Conceptual framework for financial information and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, contingent liabilities and contingent assets and to Interpretation 21 Levies. Effective as of January 1, 2022.
●	Amendments to IAS 37 Onerous contracts: cost of fulfilling a contract. Effective as of January 1, 2022.
●	Annual improvements to IFRS 2018–2020 standards - The following improvements were completed in May 2020 and will be effective as of January 1, 2022:

a) IFRS 9 Financial Instruments: clarifies what commissions and fees must be included in the 10% test for derecognition of financial liabilities.

b) IFRS 16 Leases: modification of illustrative example 13 to eliminate the illustration of the lessor's payments in relation to lease improvements, to eliminate any confusion on the treatment of lease incentives.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

●	Amendments to IAS 1 - Classification of liabilities as current or non-current based on the rights that exist at the end of the reporting period and without taking into account expectations about whether the entity will exercise its right to defer the settlement of a liability ( for example, receipt of a waiver or breach of a covenant). Effective as of January 1, 2023.
●	Amendments to IAS 1 and Practice Statement No.2 of the IFRS - Disclosure of Accounting Policies. Effective as of January 1, 2023.
●	Amendments to IAS 8 - Definition of accounting estimates. Effective as of January 1, 2023.
●	Amendments to IAS 12 - Deferred Tax related to assets and liabilities arising from a single transaction. Effective as of January 1, 2023.
●	Amendments to IFRS 10 and IAS 28 Sale or contribution of assets between the investor and its associate or joint venture. Effective date to be defined.

These modifications are not expected to have a significant impact on the Company.

17.2) Consolidation and equity method

The consolidated subsidiaries of the Company, for which it has a shareholding as of December 31, 2020 and 2021, are shown as follows:

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Aerostar information

Aerostar reports its financial information in IFRS, for purposes of consolidating in the Company and in USD. The exchange rate used at 2020 and 2021 year end was Ps.19.91 and Ps.20.47 Mexican Pesos per Dollar, respectively.

Relevant information about Aerostar and its significant non-controlling interest

As of December 31, 2019, 2020 and 2021, the condensed financial information of Aerostar, where there is a significant non-controlling interest, is presented as follows:

	December, 31
	2019		2020		2021
Condensed statement of financial position
Cash and cash equivalents	Ps.	698,466	Ps.	804,634	Ps.	2,295,087
Restricted cash and cash equivalents		165,622		5,055		123,081
Other current assets		133,992		566,031		183,284
Total current assets		998,080		1,375,720		2,601,452
Financial liabilities:
Current liabilities		(672,943)		(606,433)		(804,548)
Working capital		325,137		769,287		1,796,904
Land, furniture and equipment		160,186		151,971		126,494
Intangible assets, airport concessions - Net		12,956,965		13,535,370		13,656,912
Other long term assets		16,759		32,578		64,442
Long term debt		(6,799,941)		(7,171,278)		(6,952,068)
Accounts payable to the Company		(372,798)		(104,065)
Other long term liabilities		(19,783)		(19,864)		(19,378)
Deferred income tax - Net		(371,984)		(448,829)		(518,578)
Shareholders’ equity	Ps.	5,894,541	Ps.	6,745,170	Ps.	8,154,728

	Year ended December, 31
	2019		2020		2021
Condensed statements of comprehensive income
Revenue	Ps.	3,306,149	Ps.	2,902,238	Ps.	3,652,835
Operating cost and expenses		(2,270,055)		(1,956,081)		(1,939,555)
Other income		204,074		158,906
Comprehensive financial cost - Net		(485,037)		(495,443)		(453,326)
Deferred income tax		(55,781)		(60,684)		(57,529)
Net income for the year		699,350		548,936		1,202,425
Foreign currency translation		(229,314)		(301,695)		(207,132)
Total comprehensive income	Ps.	470,036	Ps.	247,241	Ps.	995,293

As regards the non-controlling interest in Aerostar’s subsidiary, there are no significant restrictions on the possibility of gaining access to files or using them for the payment of liabilities.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Airplan information

Airplan reports its financial information in IFRS for purposes of consolidating in the Company and in Colombian pesos. The exchange rate used at 2020 and 2021 year end was Ps.171.53 and Ps.198.28 Colombian Peso per Mexican Peso, respectively.

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

December 31, 2019, 2020 and 2021

d.	Acquisition in stages

The additional acquisition in joint venture accounted under the equity method is considered a business combination conducted in stages, which means that the fair value of interest previously acquired was also revalued.

e.	Joint Arrangements

Under IFRS 11 investments in joint arrangements are classified as either a joint operation or a joint venture depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

f.	Joint ventures

Interest in joint ventures is accounted for under the equity method, after being initially recognized at cost in the consolidated statement of financial position.

On February 20, 2020, our subsidiary Aeropuerto de Cancún entered into a contractual agreement with Aviation Investments, LLC, to set up a joint venture through a separate legal entity called Airport Development Group, LLC, with each Company holding an interest of 50%. Initial investment amounted to USD$500 ($10,556). According to the agreement, decisions on the relevant activities of the entity require unanimous consent of both parties. The Company assessed the nature of the transaction and determined it was a joint venture. Joint ventures are recognized through the equity method.

g.	Equity method

Under the equity method, investments are initially recognized at cost and are subsequently adjusted to recognize equity in post-acquisition results, as well as movements in other comprehensive income. Dividends received or receivable from joint ventures are recognized as a reduction in the amount of the investment.

When the Company's share in the losses of a joint venture equals or exceeds its share in the joint venture (which includes any long-term interest that is in substance part of the Company's net investment in the joint venture), the Company does not recognize additional losses, unless it has incurred obligations or made payments on behalf of or on behalf of the joint venture.

Unrealized income on transactions between Group Companies and their joint ventures are eliminated up to the amount of the Group's interest in the joint venture. Unrealized losses are also eliminated unless the transaction provides some evidence of impairment of the transferred asset. The accounting policies of the investments accounted for under the equity method have changed when necessary to ensure consistency with the policies adopted by the Company.

17.3) Conversion of foreign currencies

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

December 31, 2019, 2020 and 2021

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

17.4) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid investments with low risk of changes in value with original maturities of three months or less. As of December 31, 2020 and 2021, cash and cash equivalents consisted primarily of peso and dollar denominated bank deposits and peso denominated investment bonds issued by the Mexican Federal Government.

17.5) Fiduciary rights

In accordance with the requirements of the concession agreement, Airplan was required to constitute a trust with Fiduciaria Bancolombia as trustee, to administer the concession’s resources and to oversee the payment of the concession’s obligations by the concessionaire. Airplan transfers all of the gross income it receives and all of the debt and capital resources it obtains from the administrations of the concession.

17.6) Restricted cash and cash equivalents

Restricted cash includes cash and cash equivalents that are restricted in terms of withdrawal or use. The nature of the restrictions includes restrictions imposed by financing agreements, federal agency funds related to capital expenditures. Aerostar has restricted cash for PFC by Ps.5,055 and Ps. 123,081 at December 31, 2020 and 2021, respectively. See Note 5.1.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

17.7) Financial assets

a.	Classification - the Company classifies its financial assets into the following measurement categories: a) financial assets measured at amortized cost; and b) financial assets subsequently measured at fair value (either through other comprehensive income or through profit or loss). At present, the Company does not hold any financial assets. This classification depends on the business model of the Company to manage its financial instruments and the terms of the instrument's contractual cash flows. The Company reclassifies financial assets when, and only when, it changes its business model for the management of those assets. The Company’s financial assets are measured at amortized cost, since contractual terms comply with the SPPI (solely payment of principal and interest) requirement, and the Company’s business model is achieved by collecting cash flows.
b.	Measurement.- At initial recognition, financial assets at amortized cost are measured at fair value plus transaction costs that are directly attributable to their acquisition. Transaction costs of financial assets measured at fair value (through profit or loss or through other comprehensive income) are recognized in profit or loss as incurred. Gains and losses on assets measured at fair value are recorded in profit or loss or in other comprehensive income. Financial assets with embedded derivatives are considered as a whole if it is determined that the cash flows correspond exclusively to the payment of principal and interest. Accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included as current assets, except for maturities greater than 12 months following the date of the Statement of Financial Position. These are classified as non-current assets. Loans and accounts receivable are initially recognized at fair value plus directly attributable transaction costs, and subsequently measured at amortized cost.
c.	Impairment - Impairment losses are presented as net impairment losses within the operating result. Subsequent recoveries of previously canceled amounts are credited against the same line. For accounts receivable, the Company applies the simplified approach allowed by IFRS 9, which requires that the expected losses over the life of the instrument be recognized from the initial recognition of accounts receivable. See Note 6.

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

December 31, 2019, 2020 and 2021

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

To determine the borrowing incremental rate, the Company:

●	Uses, whenever possible, recent third-party financing received by lessee as a starting point, adjusted to reflect changes in financing conditions since third-party financing was received;
●	Uses other approaches, starting with a risk-free rate, adjusted for the credit risk of leases held that have not obtained recent third-party financing; and
●	Applies specific adjustments to the lease, e.g. term, country, currency and guarantees.

Lease payments are distributed among principal and interest expense. Interest expense is charged to profit or loss over the lease term to produce a constant periodic interest rate on the remaining liability for each period.

Right-of-use assets are measured:

●	Lease initial measurement amount.
●	Any lease payment made on or before the commencement date less any lease incentive received.
●	Any initial direct cost.

Right-of-use assets are generally depreciated on a straight-line basis over the shorter period of the asset useful life and the lease term, and the depreciation expense is recognized in the Statement of profit or loss.

Payments of short-term leases and leases of low-price assets are expensed by applying the straight-line method. Short-term leases are leases with a term of 12 months or less.

To determine the lease term, the Company considers all facts and circumstances creating an economic incentive to exercise an extension option. The reasonable certainty assessment is only reviewed when there is a significant event or a significant change in circumstances that affect such assessment and that are within lessee’s control. At December 31, 2021, there are no contracts regarding which there is a reasonable certainty to extend lease terms.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Land is recorded at cost and it is not depreciated. Depreciation of other items of plant and equipment is calculated on the straight-line method based on the residual values over their estimated useful lives. The useful lives at the acquisition date of the furniture and equipment are as shown as follows:

	December 31,
	2020	2021

Furniture equipment	10 to 20%	10 to 20%
Machinery	10 to 20%	10 to 20%
Computer equipment	20 to 33%	20 to 33%
Transportation equipment	20 to 25%	20 to 25%
Improvements to leased premises	10%	10%

The residual values, useful life and depreciation method are reviewed and adjusted, if necessary, on an annual basis.

17.9.1) Land

Land represents, mainly, a territorial extension for which the Company has an obligation of constructing 450 hotel rooms along with FONATUR in Huatulco which are recorded at its cost and are not subject to depreciation. During the second quarter of 2021, FONATUR and the Company entered into an agreement to terminate the sales contract for the land of Huatulco, FONATUR paid the Company Ps.286,283 which was the price that the Company initially paid for the land. See Note 15.c

17.10) Intangible assets

17.10.1) Concessions

The airports that are part of the Company performed the analysis of the following criteria that must be taken into account to know if they are within the scope of IFRIC 12:

a.	The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them at what price.
●	The grantor does not need to have full price control; it is sufficient that the price is regulated by the grantor, the contract or the regulator.
●	The grantor can control the price through a limit mechanism.
●	The price can vary from fixed price arrangements to those based on a formula up to a maximum price.
b.	The grantor controls, through ownership, the right of benefits or otherwise, any significant residual interest in the infrastructure at the end of the term of the agreement.

Taking into consideration the foregoing, these criteria are applicable to each of the concessions that the Company has, which is why their measurement and determination will be considered within the scope of IFRIC 12.  In addition, at the end of all the concessions, all assets become the property of the nation in which the concession is located.

Within the scope of IFRIC 12, the respective assets can be classified as:

●	Financial assets: when the licensor establishes an unconditional right to receive cash flows and other financial assets independently of the use of the public service by the users.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

●	Intangible assets: only when the licensor agreements do not establish a contractual right to receive cash flows and other financial assets from the licensor, independently of the use of the public service by the users. Airport concessions have been considered within the scope of IFRIC 12 as an intangible asset because they comply with the above provisions and no financial assets have been recognized in that regard.

Mexico:

Rights-to-use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired.

Amortization is computed using the straight-line method over the estimated useful life of the concessions, (original term of 50 years as of November 1, 1998); 27 years as of December 31, 2021.

Aerostar:

Aerostar’s airport concession, which includes the obligation to make certain capital expenditures in improvement projects, is considered an intangible asset and is recognized at cost less accumulated amortization and impairment losses.

Amortization is calculated using the straight-line method during the term of the agreement (40 years); 31 years as of December 31, 2021.

Airplan:

In the case of Airplan, the right granted by the Concession Contract No.8000011-OK and Public Tender No. 10000001OL2010, respectively, is recorded as an intangible asset, through which the grantors assign to the Company the regulated and unregulated income corresponding to each of the airports subject to the concession.

In turn, the costs per loan that are related to the works in execution are part of the intangible.

The intangible asset resulting from the recognition and updating of the estimated income of the contract is amortized based on the proportion of the accumulated income of the contract and the total income. Amortization is recognized in the results of the period.

The useful life for the amortization was determined as the duration of the concession and the amortization rate is calculated based on the percentage of execution of the revenues with respect to the total expected income of the financial model that the Company has. The minimum term of the concession is the year 2015; however, in accordance with the complementary works carried out and the measurement of the expected income against the income generated, the concession will have a useful life until the year 2032, 11 years as of December 31, 2021.

17.10.2) Licenses and commercial direct operation (ODC, by its initials in Spanish)

These items are recognized at their cost less the accrued amortization and any recognized impairment losses. They are amortized on a straight line basis using their estimated useful life, determined based on the expected future economic benefits, and are subject to testing when indication of impairment is identified. The useful lives are linked to the useful life of the concessions (See Note 17.10.1).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

The estimated useful lives at December 31, 2021 are as follows:

Licenses Mexico	27	years
ODC Mexico	27	years
Commercial Rights of Aerostar	31	years
Commercial Rights of Airplan	11	years

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

December 31, 2019, 2020 and 2021

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

17.13.2) Costs for loans

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

December 31, 2019, 2020 and 2021

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

To determine the IT the applicable rate in Mexico for 2020 and 2021 was 30%, the applicable rate for Airplan, according to Colombian legislation for  2020 and 2021 was 32% and 31% respectively, and the applicable rate for Aerostar, in accordance with Puerto Rico law, for 2020 and 2021 was 10%.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Termination benefits

Termination benefits are paid when the employment relationship ends before the normal retirement date or when an employee voluntarily accepts the termination in exchange for these benefits. The Company recognizes termination benefits on the first of the following dates: (a) it is committed to terminate the employment relationship of employees in accordance with a detailed formal plan without having the possibility of evading its obligation, and (b) when the entity recognizes restructuring costs in accordance with IAS 37 and involves payment of termination benefits. In the case of an offer that promotes voluntary termination, termination benefits are valued based on the expected number of employees accepting the offer. Benefits that mature 12 months after the reporting date are discounted to their present value. The charge to income for the years ended December 31, 2020 and 2021 was Ps.2,382 and Ps.2,866, respectively. See Note 4.

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

17.18) Stockholders’ equity

Capital stock, capital reserves and retained earnings are expressed at their historical cost. The capital reserves consist of the legal reserve, the reserve to repurchase own shares.

17.19) Basic and diluted earnings per share

Basic earnings per share were computed by dividing income available to the stockholders (Ps.1,972,319 and Ps.5,983,747) by the weighted average number of shares outstanding in 2020 and 2021. The number of shares outstanding for the periods from January 1 to December 31, 2020 and 2021 was 300 million. The basic ordinary earnings share for the year ended as of December 31, 2020 and 2021 was Ps.6.57 and Ps.19.95, respectively, are expressed in pesos, the diluted earnings per share is equal to the basic earnings per share.

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

December 31, 2019, 2020 and 2021

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

17.21) Revenue recognition

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

December 31, 2019, 2020 and 2021

The main risks to which the Company is exposed are:

18.1)	Market risk
18.1.1)	Interest rate risk
18.1.2)	Exchange rate risk
18.1.3)	Price risk
18.2)	Liquidity risk
18.3)	Credit risk - credit quality

18.1)Market risk

18.1.1) Interest rate risk

The Company has contracted bank loans to partially finance its operations. These transactions expose the Company to interest risk, with the main exposure to the risk of variable interest rates resulting from changes in the market base rates (banks charge interest based on TIIE 28 days plus 1.25 points in 2020 and 2021) that are applied to the Company’s bank loans maturing in 2022 and 2024, which were paid in advance. As of September 2021, the Santander bank charges interest based on the 28-day TIIE rate plus 1.50 points maturing in 2024, and as of October 2021, the BBVA Mexico bank charges interest based on the 28-day TIIE rate plus a applicable margin that fluctuates between 1.40 to 1.90 points with expiration in 2028.

Regarding the sensitivity analysis, it has been observed that during 2020 and 2021 the reference rate used by the Company (TIIE) has remained stable. As of December 31, 2020 and 2021 there are no LIBOR loans. Based on this fact, the risk is considered low, derived from the materiality of the possible effect.

18.1.2) Exchange rate risk

The Company is exposed to minor risk for changes in the value of the Mexican Peso against the U. S. Dollar. Historically, a significant portion of income generated by the Company (mainly derived from the fees charged to international passengers) is denominated in U. S. Dollars, and despite that, income is invoiced in Pesos at the average exchange rate of the previous month and likewise the cash flows are collected in Pesos. At December 31, 2020 and 2021, the Company is exposed to exchange rate risk for monetary position is as follows:

	December 31,
	2020		2021
Asset	Ps.	88,426	Ps.	124,656
Liability		(5,578)		(7,580)
Net Monetary Assets	Ps.	82,848	Ps.	117,076

At December 31, 2020 and 2021, the exchange rate was Ps.19.91 and Ps.20.47, respectively. Had the currency weakened by 5% in 2021 (5% in 2020) with respect to the U.S. Dollar, the Company would have had a gain on monetary position at the close in the amount of monetary utility of Ps.81.5 million in 2020 and Ps.119.8 million in 2021. As of April 8, 2022, the date of issuance of this report, the last known exchange rate was Ps.20.16.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

The Company monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate limits. In the case of the Aerostar and Airplan concessions, there are no maximum ceilings established by the corresponding Government.

Concentrations:

At December 31, 2020 and 2021, approximately 49.9% and 55.5%, of revenue, not including income from construction services, resulted from operations at the Cancún International Airport.

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

The Company is cautious about liquidity risk and maintains sufficient cash and negotiable instruments and the availability of financing through an adequate amount of credit facilities to meet obligations at maturity and settle trading positions. At period end on December 31, 2020, the Company had demand deposits amounting to Ps.5,192,628 and Ps.8.770.062 in 2021 and available credit lines amounting to USD20,000 (approximately Ps.409,400), to manage liquidity risk. Due to the dynamic current situation and uncertainty, the Company's Treasury function maintains flexibility in the funding under credit lines and keeping availability.

Company’s management changes its liquidity reserves forecast (including unused credit lines) and cash and cash equivalents based on expected cash flows. In general, this is conducted at country level for operating entities of the Company according to practices and limits set. These limits vary in each country, taking into account the liquidity of the market in which the Company operates. Additionally, the Group’s policy on liquidity management includes cash flows projections in the main currencies and the consideration of the necessary level of liquid assets to meet these projections; the control of liquidity ratios of the Statement of Financial Position regarding the internal and external regulatory requirements, and the maintenance of the debt financing plans.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

The following table shows the liquidity position for each country where the Company operates.

December 31, 2020	Cash and equivalents		Total Debt		Debt term short		Debt term long
Mexico	Ps.	4,058,495	Ps.	3,971,210	Ps.	322,209	Ps.	3,649,001
Aerostar		804,634		7,171,278		529,337		6,641,941
Airplan		329,499		2,757,858		287,204		2,470,654
Total	Ps.	5,192,628	Ps.	13,900,346	Ps.	1,138,750	Ps.	12,761,596

December 31, 2021	Cash and equivalents		Total Debt		Debt term short		Debt term long
Mexico	Ps.	5,700,314	Ps.	4,630,722	Ps.	6,964	Ps.	4,623,758
Aerostar		2,295,087		6,952,069		353,672		6,598,397
Airplan		774,661		2,196,756		217,508		1,979,248
Total	Ps.	8,770,062	Ps.	13,779,547	Ps.	578,144	Ps.	13,201,403

During the year ended December 31, 2020 and 2021, the Company implemented actions to respond to possible liquidity risk resulting from the COVID-19 pandemic, enabling positive operational cash flow for the year 2020 and 2021.

In response to possible liquidity risk resulting from the COVID-19 pandemic, the Company implemented the following actions:

a.	In Airplan, waivers were obtained from the institutions involved in the syndicated loan in relation to financial obligations, representing no costs for the Company. These waivers were granted in two stages: the first one was granted during the third quarter of 2020 and exempted the Company from the financial obligation of keeping a Debt Coverage Ratio for the measurement period for the third and fourth quarter of 2020 and for the first quarter of 2021. Subsequently, in 2021, new waivers were obtained from the institutions involved in the syndicated loan, representing no costs for the Company, and exempting it from its financial obligation to keep a Debt Coverage Ratio in every measurement period in 2021 until the first quarter of 2022. Therefore, the Company is covered and exempted from any consequence relating to noncompliance and penalties until March 31, 2022. As of December 31, 2021, the Company has complied with its financial obligations.
b.	Operating costs and expenses reduction policies were established in the three countries in which the Company operates.
c.	On August 19, 2020, the AFAC accepted the Company’s request to reschedule (deferral) certain investments amounting to Ps.2,292,355 intended for 2020 to be made in 2021 with no additional cost, due to the COVID-19 contingency, which affected the conditions in the production and construction industry, interrupting works in progress and the execution of new agreements. The investment committed in Mexico for 2021 amounts to Ps.3,533,480.

On March 31, 2021, the AFAC, authorized the reduction and modification of the Capital investments foreseen in the Master Development Plan (PMD) for the period of 2019-2033, regarding the revision of rates maxims. The committed investment in Mexico for 2021 is Ps.3,533,480, which is planned to be covered with cash on hand, operating flow and, if applicable, with lines of credit that the Company currently has.

d.	The Company’s Stockholders agreed to delegate to the Administrative Board the power to decree the payment of ordinary dividends for Ps.2,463,000 (nominal) (See Note 12). In June 2021, the payment of the dividend was approved and made on October 1, 2021.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

e.	The subsidiary Aerostar obtained funds under the federal CARES Act in 2020 and 2021 for USD17,125 (Ps.367,752 approximately) and USD16,292 (Ps.333,477 approximately) respectively. Under the CRRSA Act, the subsidiary obtained in 2021 an approval of a government grant for a total amount of USD10,577 (approximately Ps.210,574) of which it received as reimbursement in the year USD983 (approximately Ps.20,122), as of December 31, 2021 the Company did not use the remainder of the resources of this aid and there are no unfulfilled conditions or other contingencies related to this grant. Under the ARPA Law, the subsidiary obtained, in 2021, an approval for funds of USD35,716 (approximately Ps.731,106), as of December 31, 2021 the Company has not used these resources and there are no unfulfilled conditions or other contingencies related to this grant. (See Note 4.1).
f.	In Mexico, a credit line for Ps.1,500,000 was obtained in 2020, which was available until December 2021 and was not disposed of. On April 1, 2020, Aerostar drew down of a revolving credit line amounting to USD10,000 (approximately Ps.239,200), which was settled during 2021, and, on December 30, 2020, obtained a credit line for USD20,000 (approximately Ps.399,010) that has not been used. On September 11, 2020, Airplan was granted a short-term loan for COP11,612,000 (approximately Ps.67,041) for a term of one year, which was settled in 2021 (See Note 10).

The following table presents the analysis of the net financial liabilities of the Company based on the period between the date of the statement of consolidated financial position and the maturity date, including undiscounted contractual cash flows:

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2020	3 months		and one year		and 2 years		5 years
Bank loans and interest	Ps.	11,176	Ps.	797,339	Ps.	2,238,558	Ps.	3,881,097
Long term debt		114,420		215,815		233,123		6,408,818
Suppliers		353,806
Accounts payable and accrued expenses		1,187,345

At December 31, 2021
Bank loans and interest	Ps.	13,660	Ps.	210,812	Ps.	3,945,092	Ps.	2,305,320
Long term debt		114,009		239,663		1,512,848		5,696,815
Suppliers		290,689
Accounts payable and accrued expenses		1,383,249

The following table shows the Company’s short term liquidity as of:

	December 31,
	2020		2021

Current assets	Ps.	7,716,049	Ps.	11,662,100
Current liabilities		2,767,087		3,786,398
Short term position (liquidity)	Ps.	4,948,962	Ps.	7,875,702

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Due to the COVID-19 contingency that has affected the travel industry, some governments have imposed travel bans and restrictions. In view of the economic recession caused by the pandemic, the Company negotiated the extension of payment terms with several clients by means of promissory notes with a maturity not exceeding one year to secure payment. As of December 31, 2020 and 2021 the balance of the account of documents receivable from third parties in Mexico amounts to Ps.185,140 and Ps.4,463, respectively and in Airplan amounts to Ps.60,617 in 2020 being settled by customers during 2021. (See Note 6.2).

In recent years, there have been airlines that have reported substantial losses, in addition to this, the income from passenger fees from main client airlines is not all guaranteed by guarantee or other type of guarantee. Therefore, in the event of insolvency of any of the airlines, the Company would have no certainty of recovering the total sum of amounts invoiced to the airlines for passenger fees. In August 2010, Grupo Mexicana filed for bankruptcy. Grupo Mexicana owes the Company Ps.128,000 for passenger fees. As a result of Grupo Mexicana’s bankruptcy, the Company has increased its reserve for uncollectable accounts by Ps.128,000 . The Company has determined that it may not be able to collect that amount. As a consequence of the COVID-19 pandemic, on December 11, 2020 one aeronautical client ceased operations, which to date have neither been resumed nor are expected to resume in the short term. Accounts receivable for that aeronautical client at December 31, 2020 was fully impaired. (See Note 6.3).

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

During the year, there was no material uncertainty regarding the Company’s ability to continue as a going concern. At December 31, 2021, the Company’s Board has a reasonable expectation that the Company has the appropriate resources to continue operating at least for the next twelve months and that the use of the going concern basis of accounting is appropriate.

18.5) Fair value

Financial instruments (bank loans and long term debts), at amortized cost in accordance with the valuation method used are at level 2 in 2021 and 2020, there are no financial instruments carried at fair value.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

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

The fair value of financial instruments traded in active markets is based on market prices quoted at the consolidated statement of financial position closing date. A market is considered active if quotation prices are clearly and regularly available through a stock exchange, trader, dealer, industry group, price fixing services, or regulatory agency, and those prices reflect regularly and on current bases the market transactions under independent conditions. The quoted price used for the financial assets held by Company is the current offer price.

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

December 31, 2019, 2020 and 2021

19.2 Useful life of the Airplan concession

The overall duration of the Airplan concession depends on the revenues generated by the Colombian airports. In particular, the concession remains in effect until the date on which any of the following events occur:

●	The regulated revenues generated are equal to the expected regulated revenues, provided that the concession agreement has been in force for at least 24 years.
●	The concession agreement has been in force for at least 40 years, regardless of whether the regulated revenues generated are equal to the expected revenues.

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

The Company conducts sensitivity analyses to determine the level of possible changes in the assumptions used to determine the useful life of the concession, in order to determine if the useful life would change significantly. At December 31, 2020 and 2021 the expected total revenues considering the additional works amount to Ps.14,381,166 and Ps.17,540,245, respectively.

19.3 Evaluation of impairment of intangible assets, airport concessions and goodwill

Intangible assets, airport concessions and goodwill are assessed for impairment whenever events or changes in circumstances indicate that the value of the intangible assets could be impaired and at least once a year in the case of goodwill. Due to the COVID-19 pandemic and the measures taken by governments to contain the spreading of the virus, there was a decrease in 2020 in the number of passengers in our airports. To determine whether the value of intangible assets and goodwill has been impaired, the cash generating unit relating to the intangible asset and goodwill has to be valued using present value techniques. By applying this valuation technique, the Company is based on a series of factors, including historical results, business plans, forecasts and market data. This is further described in Note 8.1. As can be deducted from this description, changes in the conditions of these judgments and estimates can significantly affect the assessed value of intangible assets and goodwill.

Note 20 - Consolidated statements of cash flows:

As of December 31, 2019, 2020 and 2021, the analysis of net debt and movements in net debt is presented as follows:

	Long - term debt						Bank Loans
	2019		2020		2021		2019		2020		2021
Short-term debt (Note 11)	Ps.	311,372	Ps.	330,235	Ps.	353,672
Short-term bank loans (Note 10)							Ps.	238,235	Ps.	808,515	Ps.	224,472
Long-term bank loans (Note 10)								6,674,717		6,119,655		6,603,006
Long-term debt (Note 11)		6,488,569		6,641,941		6,598,397

Balances at December 31	Ps.	6,799,941	Ps.	6,972,176	Ps.	6,952,069	Ps.	6,912,952	Ps.	6,928,170	Ps.	6,827,478

Balances at January 1 of the debt-net	Ps.	7,282,268	Ps.	6,799,941	Ps.	6,972,176	Ps.	7,218,113	Ps.	6,912,952	Ps.	6,928,170
Interest expense		444,028		450,806		454,863		601,873		398,899		387,523
Proceeds from bank loans										306,241		4,650,000
Interest paid		(486,164)		(476,927)		(428,530)		(578,600)		(466,066)		(480,168)
Payments of the long term debt and bank loan		(205,308)		(253,925)		(220,961)		(152,047)		(245,520)		(4,429,334)
Foreign currency translation		(234,883)		452,281		174,521		(176,387)		21,664		(228,713)

Balances at December 31	Ps.	6,799,941	Ps.	6,972,176	Ps.	6,952,069	Ps.	6,912,952	Ps.	6,928,170	Ps.	6,827,478

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2020 and 2021

Note 21 - Subsequent Event:

The COVID-19 pandemic still affects the industry. To date, the consequences it might have on our business and results remain uncertain. The Company continues assessing this impact, controlling its commitments and implementing actions in response to possible events relating to the COVID-19 contingency that, to date, cannot be estimated.

Note 22 - Authorization of the consolidated financial statements:

The consolidated financial statements and their twenty two notes are an integral part of the consolidated financial statements, which were authorized and proposed for their issuance to the Board of Directors on April 8, 2022 by Mr. Adolfo Castro Rivas, Chief Executive Officer of Grupo Aeroportuario del Sureste, S.A.B. de C.V.