Form 20-F
period 2022-12-31
SOUTHEAST AIRPORT GROUP
filed 2023-04-17
CIK 1123452

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to ▪240.10D-1(b). ☐

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

On March 20, 2020, the United States closed its land border with Mexico, except to permit essential travel as well as trade and commerce. As of November 8, 2021, the land border between Mexico and the United States remains open to nonessential travel. Beginning June 12, 2022, the CDC guidelines no longer require persons to show a negative COVID-19 test result or documentation of recovery from COVID-19 before boarding a flight to the United States. However, international travelers that are neither U.S. citizens nor permanent residents must still present proof of vaccination.

On March 23, 2020, the United States Federal Aviation Authority (“FAA”) approved a request by the Governor of the Commonwealth of Puerto Rico (“Puerto Rico”) to redirect all commercial flights bound for Puerto Rico through LMM Airport and that all passengers be screened by representatives of the Puerto Rico Health Department. As of March 10, 2022 domestic travelers are not required to present proof of vaccination or a negative COVID-19 test prior to arrival, and beginning June 12, 2022 travelers arriving from international flights are no longer required to present a negative COVID-19 test prior to traveling, regardless of vaccination status or citizenship, in accordance with CDC guidelines. However, international travelers that are neither U.S. citizens nor permanent residents must still present proof of vaccination.The LMM Airport remains open and operating, and as of December 31, 2022, our total passenger traffic volume increased 6.5% compared to the same period in 2021.

There are currently no travel restrictions from the United States related to COVID-19 specific to Colombia. Colombia temporarily barred entry of passengers into its territory in March, 2020, and suspended domestic air travel. Consequently, our commercial aviation operations in Colombia were suspended as of such date. Starting September 1, 2020, several of our Colombian airports reestablished passenger commercial flights under the initial phase of the gradual connectivity plan announced by the Civil Aviation Authority in Colombia, and by October 2, 2020, all of our Colombian airports had reestablished passenger commercial flights. International flights to Colombia resumed on September 21, 2020, albeit on a limited basis, as part of the country’s gradual reactivation. As of May 1, 2022, passengers traveling to Colombia must provide proof of complete vaccination. Our Colombian airports remain open and operating, and as of December 31, 2022, our total passenger traffic volume increased in 56.8% compared to the same period in 2021.

The Mexican government implemented various measures to control the spread of COVID-19, including extraordinary actions during 2020 and part of 2021, such as school closures and the suspension of non-essential activities in the most affected regions of the country. Airports were considered essential for purposes of these measures and our Mexican airports have remained operational.

We took a number of actions in response to the decrease in demand for air travel and passenger traffic, including (a) the temporary closure of terminals 2 and 3 in our Cancún airport (which were reopened on July 14, 2020 and October 1, 2020, respectively), (b) cost reduction initiatives, although most of our cost structure is fixed and (c) new agreements with several airline and commercial clients in Mexico and Colombia to extend their payment terms by signing promissory notes, including for any past due amounts, maturing within one year, which amounts were fully paid, as of December 31, 2022. Most of our cost structure is fixed, and the impact from these cost reduction measures is not expected to be significant vis à vis the potential decline in revenues resulting from the disruption in passenger traffic across the Company’s operations.

Due to the economic recovery from the COVID-19 pandemic in the countries in which we operate, the total passenger traffic in our airports recovered for 2022, increasing by 35.6% as compared to 2021. Further our total passengers traffic increased 19.2% in the first quarter of 2023 as compared to the first quarter of 2022. However, the full extent of the ongoing impact of COVID-19 on the Company’s longer-term operational and financial performance will depend on future developments, including those outside our control related to the efficacy and speed of vaccination programs in curbing the spread of the virus, the introduction and spread of new variants of the virus which may be resistant to currently approved vaccines, passenger testing requirements, mask mandates or other restrictions on travel, all of which are highly uncertain and cannot be predicted.

The COVID-19 pandemic has had a material impact on the Company during 2020 and part of 2021, and the potential spread or resurgence of COVID-19 could have a material adverse effect on the Company’s business, operating results, financial condition and liquidity.

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

Historically, a majority of our revenues have been from aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2021 and 2022, passenger charges represented 36.7% and 42.8% of our consolidated revenues, respectively.

On January 2, 2022, violent confrontations broke out at the Arauca department in Colombia, as members of the National Liberation Army (Éjercito de Liberación Nacional or “ELN”), fought with dissidents of the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or “FARC”). The conflict arose over control of illegal economies, including drug trafficking to Venezuela, and led to deaths, illegal detentions, mass displacements and risk of forced displacement in border municipalities, specifically in Tame, Fortul, Saravena and Arauquita. The conflict continued to escalate over the following months, and the feasibility of a potential agreement between the ELN and FARC remains uncertain. While our overall business operations in Colombia were not impacted by these events, El Caraño airport, which has been historically affected by guerrilla conflicts, has experienced an increase in passenger traffic to 379,948 passengers in 2022 as compared to 302,900 passengers in 2021.

On February 24, 2022, Russian forces launched significant military action against Ukraine, and sustained conflict and disruption in the region has continued as of the date of this report. The miliary conflict has since caused significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. The impact to Ukraine as well as actions taken by other countries could have a material adverse effect on our operations. The extent and duration of the military action, sactions and resulting market and supply chain disruptions are highly unpredictable but could be substantial. Any general increase of hostilities in Ukraine, even if not made on or targeted directly at the air travel industry, or the fear of or the precautions taken in anticipation of any potential military attacks such as elevated national threat warnings, travel restrictions, selective cancellation or redirection of flights and new security regulations, among others, (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry as a result of new security requirements, and could cause a material adverse effect on our business, results of operations, prospects and financial condition.

In addition, in response to the conflict between Russia and Ukraine, the U.S. and other countries have imposed sanctions or other restrictive actions against Russia. Various of Russia’s actions have led to sanctions and other penalties being levied by the United States, the European Union, and other countries, as well as other public and private actors and companies, againt Russia and certain other geographic areas, including agreement to remove certain Russian financial institutions from the Society Worldwide Interbank Financial Telecommunications payment system and restrictions on imports of Russian oil, liquified natural gas and coal. Additional potential sanctions and penalties have also been proposed and/ or threatened. The santions have had, and are expected to continue to have, a significant disruptive effect on global markets, including oil and gas markets, accessibility of airports and associated travel routes, as well as supply chains, including aircraft components.

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

On September 20, 2022, Hurricane Fiona struck Puerto Rico, causing landslides, floodings and a total blackout by damaging the power transmission and distribution lines in Puerto Rico. While Hurricaine Fiona did not cause significant damages to the LMM Airport, air travel was suspended starting September 17, 2022 at 10pm and reinstated on September 19, 2022. The hurracaine brought approximately 30 inches of rain and damaged 50% of power transmission and distribution lines across Puerto Rico.

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

The air travel industry, and consequently, our results of operations, are substantially influenced by economic conditions in Mexico, Colombia and the United States. In 2020, 2021 and 2022, 66.2%, 76.4% and 63.4%, respectively, of the international passengers in our Mexican airports arrived or departed on flights originating in or departing to the United States. 45.5%, 49.1% and 53.1% of our revenues from Mexican passenger charges in 2020, 2021 and 2022, respectively, were derived from charges imposed on international passengers. Similarly, in 2020, 2021 and 2022, 55.9%, 51.7% and 47.3%, respectively, of passengers in our Mexican airports traveled on Mexican domestic flights. In 2020, 2021 and 2022, 54.5%, 50.9% and 46.9%, respectively, of our revenues from Mexican passenger were derived from Mexican domestic passenger charges. When the economies of either the United States or Mexico are in recession, the number of international passengers in our Mexican airports that arrive or depart on flights originating in or departing to the United States have been adversely affected. Similarly, a recession of the Colombian economy could cause the number of Colombian domestic passengers in our Colombian airports to decline. In 2020, 2021 and 2022, 41.1%, 38.3% and 31.9%, respectively, of our revenues from Colombian passenger charges were derived from Colombian domestic passenger charges.

The outbreak of COVID-19 has adversely affected the economies and financial markets of many countries, including the United States, Mexico and Colombia. Although recent vaccination rollout have raised hopes of a turnaround in the COVID-19 pandemic during 2022 and during the first quarter of 2023, renewed waves and new variants could lead to new measures implemented by governmental authorities to contain and mitigate the effects of COVID-19, including shutdowns of non-essential infrastructure businesses, stricter border controls, stringent quarantines and social distancing, triggered significant economic downturn in Mexico, Colombia and the United States (including Puerto Rico). The extent to which the COVID-19 outbreak continues to impact these economies will depend on future developments, which are highly uncertain and cannot be predicted.

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

The Colombian Government and the Colombian Central Bank can intervene in Colombia’s economy and make significant changes in monetary, fiscal and regulatory policy, which could result in currency devaluation and changes in international reserves. Our financial condition and results of operations may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia or the international markets. Possible factors include fluctuations in exchange rates and exchange rate controls, inflation, price instability, changes in interest rates, liquidity of domestic capital and debt markets, deposit requirements on foreign borrowings, controls on capital flows, and restrictions to foreign trade.

The economy of Puerto Rico has been in a recession since 2006 and conditions have worsened in recent years, particularly as a result of Hurricanes Irma and Maria in 2017, the COVID-19 pandemic, and Hurracaine Fiona in 2022 which damages were concentrated at the south of the island. Following the failure of several Puerto Rico government instrumentalities to make debt service payments on their outstanding debt obligations, on June 30, 2016, the Puerto Rico Oversight, Management and Economic Stability Act (“PROMESA”) was enacted into law. PROMESA provided Puerto Rico with access to bankruptcy-like tools and created a fiscal oversight framework containing measures that include, among others, the establishment of a seven-member Oversight Board to oversee the development of budgets and fiscal plans for Puerto Rico’s government and instrumentalities. In particular, PROMESA allowed the Oversight Board to petition U.S. courts to restructure debt on behalf of Puerto Rico’s central government.

In September of 2019, the Oversight Board submitted a joint plan of adjustment to the United States District Court for the District of Puerto Rico. However, in late December 2019 and January 2020, a series of earthquakes and their aftershocks caused extensive damage to parts of Puerto Rico’s infrastructure. In addition, Puerto Rico was significantly impacted by the COVID-19 pandemic that began in early 2020, which has had a substantially adverse effect on the health of its population and economic activity. The combined impact of Hurricanes Irma, Maria and Fiona, the earthquakes and aftershocks, and the pandemic significantly hampered the Oversight Board’s timeline and efforts to restructure Puerto Rico’s debt and could continue to have substantially adverse effects on Puerto Rico’s economy. On January 18, 2022, following several modifications and amendments, the United States District Court for the District of Puerto Rico entered an order confirming the Oversight Board’s revised joint plan of adjustment. On February 23, 2022, the Oversight Board announced its certification of a revised fiscal plan for Puerto Rico which funds the revised joint plan of adjustment and reflects increased federal funding and the effect of federal stimulus funding on economic growth. On March 15, 2022, the revised joint plan of adjustment became effective. Several parties have appealed the District Court’s order confirming the revised joint plan of adjustment to the United States Court of Appeals for the First Circuit, and the court confirmed the effectiveness of the plan on April 26, 2022. However, it is uncertain what impact the foregoing developments will have on the future business and economic conditions of Puerto Rico. Further, a prolongation of Puerto Rico’s fiscal crisis, or a worsening of the crisis, could have an adverse effect on the Puerto Rico economy. Aerostar Airport Holdings, LLC, our joint venture with the Public Sector Pension Investment Board (“PSP Investments”), in which we possess a 60% ownership interest and whose results we have consolidated into our financial statements, has operated the LMM Airport in Puerto Rico since February 27, 2013. The worsening economic conditions in Puerto Rico may adversely affect the LMM Airport’s business and results of operations.

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

Fuel represents a significant cost for airlines. International prices of fuel have experienced significant volatility in recent years. Most of our airline customers use kerosene-based jet fuel, the price of which is normally based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport. Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.81 per gallon on September 12, 2008, it has continued to fluctuate in 2022, with a high of U.S.$5.06 per gallon on April 28, 2022 and a low of U.S.$2.19 per gallon on January 3, 2022, according to the Energy Information Administration of the U.S. Department of Energy. As of April 10, 2023, the U.S. Gulf Coast spot price for jet fuel was U.S.$2.53 per gallon. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities or any future terrorist attacks. Our business could be negatively impacted by hydrocarbon price volatility as a result of, or as a result of the threat of, Russian activities in Ukraine, including Russia expanding its production of oil and gas to finance its activities in Ukraine and destabilize world energy markets. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from member states of the Organization of the Petroleum Exporting Countries. Additionally, the recent conflict between Russia and Ukraine has caused shortages in the availability of aircraft fuel, including as a result of targeted sanctions and export control measures imposed by the United States and foreign government bodies. Although, for the year ended December 31, 2022, any such shortages have not been material, there is no assurance that the shortages will not become more severe, and we canot predict the continued impact of these sanctions and export measures, or the impact of any further retaliatory actions that may be taken by Russia and the United States and foreign government bodies. Shortages in the availability of, or increase in demand for, crude oil in general, other crude oil based derivatives and aircraft fuel in particular have resulted, and could continue to result, in increased fuel prices and could have a material adverse effect on our business, results of operations, and financial condition.

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

The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability. In October 2021, the International Air Transport Association, or IATA, issued its 2021 financial forecast for the global commercial airline industry, estimating a net post-tax loss of about U.S.$51.8 billion, due to the effects of COVID-19. The IATA announced that the airline industry net losses are expected to reduce to $11.6 billion in 2022. The economic shock from the COVID-19 outbreak, which has been felt more acutely by airlines, has and may continue to trigger additional insolvencies within the global airline industry. With respect to 2023 forecasts, IATA estimates that the airline industry will have a global net profit of $4.7 billion on revenues of $779 billion.

Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our Mexican regulated revenue from our key customers, including Volaris (which accounted for 10.3% of our revenues in 2020, 12.2% in 2021, and 12.0% in 2022), Viva Aerobus (which accounted for 11.1% of our revenues in 2020, 11.6% in 2021, and 11.9% in 2022), Aeromexico (which accounted for 11.9% of our revenues in 2020, 11.5% in 2021, and 10.1% in 2022), American Airlines (which accounted for 11.8% of our revenues in 2020, 12.1% in 2021, and 10.4% in 2022), United Airlines (which accounted for 8.6% of our revenues in 2020, 10.05% in 2021 and 8.8% in 2022) and Interjet(which accounted for 5.0% of our revenues in 2020). As of December 11, 2020, Interjet has stopped all flights, and it is not clear whether Interjet will resume operations.

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

In the LATAM proceedings, LATAM scheduled a contingent, unliquidated, and disputed claim on behalf of Aeropuerto de Cancún, S.A. de C.V. (“Aeropuerto de Cancún”) for an unknown amount, with no current claim value. Following the effective date of LATAM’s plan of reorganization on November 3, 2022, any liabilities asserted prior to the effective date were fully discharged, including ASUR’s claims. In the Avianca proceedings, Avianca did not schedule any claims with respect to airports we operate, and we have continued to be paid by the company for amounts due until its emergence from Chapter 11 on December 1, 2021.

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

On February 28, 2023, Fast Colombia, S.A.S.’s low-cost airline (Viva Air) stopped all flights due to financial distress, and has not resumed operations since. As of March 31, 2023, we are owed Ps. 12.5 million from Viva Air, which is not included in our allowance for doubtful accounts, and we might not be able to recover the full amount owed to us. On March 29, 2023, Ultra Airlines, a low-cost airline, stopped all flights due to financial distress, and has not resumed operations since. As of March 31, 2023, we are owed Ps. 9.2 million from Ultra Airlines, which is not included in our allowance for doubtful accounts, and we might not be able to recover the full amount owed to us.

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

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Infrastructure, Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes. Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to reverse this determination. In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes. Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. As of April 17, 2023, the judge’s order is still pending with respect to such distributions. If we were to lose the appeal, we estimate we would be required to pay an additional amount equivalent to Ps.116.0 million.

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

The consequences of the above-mentioned downgrades were the suspension of the right to operate code-shared flights and the restriction of Mexican airlines’ ability to increase the frequency of, or add new routes to, the United States. In 2020, 2021 and 2022, 1.2%, 0.8% and 0.8%, respectively, of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines. The Mexican government expected to carry out an audit to intend to restore Mexico’s Category 1 air safety status during the first half of 2023. Following the audit, the FAA would have 40 days to inform Mexico if it recovers its Category 1 status or continues as Category 2. We cannot be certain of how long this rating will be maintained, and we cannot predict what impact such a downgrade would have on our passenger traffic or results of operations, or on the public perception of the safety of our airports.

As an attempt to recover its Category 1 status, on December 15, 2022, the Mexican government submitted to congress an aviation sector reform bill. If approved, the bill would result in amendments to the Civil Aviation Law and the Airports Law, including (i) allowing foreign airlines to operate domestic flights (vuelos de cabotaje) within certain routes that are of strategic interest for the development of the country’s airport infrastructure, as long as the airport complies with certain technical and operational capacity requirements; (ii) enhancing regulatory and supervisory responsibilities of the AFAC over civil aviation matters; (iii) armonizing security regulations for purposes of restoring Mexico’s FAA safety rating to Category 1; and (iv) establishing the applicable sanctions for concessionaries not complying with flight schedules and timetables or any other requirements set forth in the bill. As of the date of this report, we cannot assure you how such bill, if passed, would affect our operations and competitiveness in the Mexican market.

Our business is highly dependent upon revenues from Cancún International Airport.

In 2022, Ps.14,280.8 million (including construction services) or 56.4% of our revenues were derived from operations at Cancún International Airport. During 2020, 2021 and 2022, Cancún International Airport represented 74.2%, 76.6%, and 76.8%, respectively, of our passenger traffic in Mexico and 51.9%, 58.2% and 59.5%, respectively, of our air traffic movements in Mexico. The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control. For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico. Although these reports generally indicate that this increase in violence affects mostly cities in northern Mexico and the west coast of Mexico, and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit. In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination. This perception may have been fueled further by travel advisories issued by the U.S. State Department on August 22, 2017, January 10, 2018 and December 17, 2019 that listed Cancún as a place in Mexico where visiting tourists must be cautious. In addition, in March 2018, the U.S. State Department issued a security alert for Playa del Carmen, a popular destination that attracts U.S. citizens and is served by Cancún Airport. Additionally, during 2018 and 2019, the presence of gulfweed on beaches in the state of Quintana Roo reduced tourism to the area and caused a reduction in passengers during certain seasons, principally summer. The Presidential Commission on the Arrival of Gulfweed in the Mexican Caribbean estimated that gulfweed caused Ps.5,286 million in economic damage in 2018. In 2019, the presence of gulfweed caused an almost 30% reduction in tourism to beaches on the Yucatan Peninsula. The reasons behind the record amount of gulfweed and its sharp decline after September 2019 have not been determined. On September 8, 2020, December 8, 2021 and March 14, 2022, the U.S. State Department issued a Level 3 travel advisory to reconsider travel to Mexico due to COVID-19, and recommended exercising increased caution in Mexico due to crime and kidnapping, as some areas have increased risk. None of the Mexican states in which we operate were cited as “do not travel to” or “reconsider travel to” zones in the travel advisory. On January 23, 2023, the United States Department of State issued a press release warning U.S. citizens of certain violent outbreaks between Uber drivers and local taxi unions in Quintana Roo, which often resulted in U.S. citizens being injured. Further, on March 13, 2023, the United States Department of State issued a press release advising U.S. citizens to exercise increased caution in certain touristic areas such as Cancun, Playa Del Carmen, and Tulum. We cannot assure you that tourism in Cancún will not decline in the future, which could in turn affect passenger traffic in our Cancún Airport. Any event or condition affecting Cancún Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

Increases in prevailing interest rates could adversely affect our financial condition.

An increase in prevailing interest rates could adversely affect our financial condition. As of December 31, 2022, we had U.S.$779.9 million in outstanding indebtedness, U.S.$253.2 million of which was floating rate. Any increased interest expense associated with increases in interest rates affects our ability to service our debt absent the benefit from any hedging arrangements. Accordingly, an increase in the prevailing interest rates applicable to our loans would increase our debt service costs, which in turn would negatively affect our results of operations. For further details regarding our indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Security enhancements have resulted in increased costs and may expose us to greater liability.

The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs. Following the events of September 11, 2001, we reinforced security at our airports. For a description of the security measures that we adopted, see “Item 4. Information on the Company—Business Overview—Non-Aeronautical Services—Airport Security.” While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future. Since 2014, we carry an insurance policy covering damages to property resulting from terrorist acts for our Puerto Rico airport, which in 2022 amounted to U.S.$160 million. The insurance premiums we pay may be increased in the future, which would increase our costs of operation and affect our business results. Further, because our insurance policies do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$160 million, we could incur significant costs if we were to be directly affected by events of this nature. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In addition, because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the FAA, in addition to the directives of Mexican and Colombian aviation authorities.

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

In 2020, 2021 and 2022, 56.8%, 55.6%, and 52.6%, respectively, of our Mexican domestic passengers flew to or from our airports via Mexico City International Airport. As a result, our Mexican domestic traffic is highly dependent upon the operations of Mexico City International Airport. We cannot assure you that the operations of the Mexico City International Airport will not decrease or be adversely affected by construction of additional airports in the future. In 2022, overall Mexican domestic passenger traffic to and from Mexico City increased 17.6% compared to 2021.

In 2022, 37.5% of our Colombian domestic passengers flew to or from our airports via El Dorado International Airport in Bogotá, Colombia. As a result, our Colombian domestic traffic is highly dependent upon the operations of El Dorado International Airport. Any event or condition that adversely affects Mexico City and Bogotá area airports could adversely affect our business, results of operations, prospects and financial condition.

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

In recent years, many airlines have reported substantial losses. Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral. Furthermore, Mexican passenger charges, which accounted for

15.6% of our revenues in 2022, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight. If any of our key customers were to become insolvent or seek bankruptcy protection, we might not be able to recover the full amount of such charges. For example, as a result of the Grupo Mexicana bankruptcy, we estimate that Ps.128.0 million in accounts receivable could be at risk of not being recovered, which represented 5.8% of our total accounts receivable as of December 31, 2021. With respect to the Avianca proceedings, Avianca has treated unpaid prepetition passenger charges as taxes and fees, which, pursuant to an order entered by the United States Bankruptcy Court for the Southern District of New York, Avianca has the authority (but not the obligation) to pay.

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

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 22.1% of our total employees as of December 31, 2022), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our business or results of operations.

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

CHPAF Holdings, S.A.P.I. de C.V. (“CHPAF”), an entity directly or indirectly owned and controlled by Fernando Chico Pardo, who is also the chairman of our Board of Directors, owns 19.41% of our total capital stock. In addition, Inversiones Productivas Kierke, S.A. de C.V. (“Inversiones Kierke”), an entity owned and controlled by Grupo ADO, S.A. de C.V. (“Grupo ADO”), owns 12.31% of our total capital stock. Further, ITA, an entity which is owned 50.0% by entities directly owned and controlled by Mr. Fernando Chico Pardo and 50.0% by Inversiones Kierke, holds Series BB shares representing 7.65% of our capital stock. These Series BB shares provide it with special management rights. For example, pursuant to our bylaws, ITA is entitled to present to the Board of Directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our Board of Directors. Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our shareholders) so long as its Series BB shares represent at least 7.65% of our capital stock. Mr. Fernando Chico Pardo and Grupo ADO have entered into a shareholders’ agreement that requires their unanimous consent to cause ITA to exercise certain of these rights. Special rights granted to ITA are more fully discussed in “Item 10. Additional Information” and “Item 7. Major Shareholders and Related Party Transactions.”

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

In the spring of 2017, we, through Aeropuerto de Cancún, entered into agreements to acquire a controlling interest in Airplan and Aeropuertos de Oriente S.A.S. (“Oriente”). In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of a 92.42% stake in Airplan. Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín, the José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal. On May 25, 2018, we increased our ownership stake in Airplan to 100% by acquiring an additional 7.58% of Airplan’s capital stock. We terminated our agreement to purchase Oriente in 2018.

We purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan. We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan of Ps.4,000.0 million from BBVA in April 2017 to pay the balance of the purchase price. The loan had a term of one year and an interest rate calculated on the basis of the 28-day Tasa de Interés Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 0.60% from July 31 to October 31, 2017; TIIE plus 0.85% from October 31, 2017 to January 31, 2018; TIIE plus 1.10% from January 31 to April 30, 2018 and TIIE plus 1.60% from April 30 to July 31, 2018. This loan was paid in October 2017, and we, through Aeropuerto de Cancún, concurrently obtained two loans of Ps.2,000 million each, one with BBVA and the other with Banco Santander. The remaining balance on the BBVA loan was repaid on October 13, 2021, and on October 18, 2021, we, through Aeropuerto de Cancún, entered into a seven-year loan agreement with BBVA for a principal amount of Ps. 2,000 maturing October 2028, with an annual TIIE rate plus an applicable margin. On September 29, 2021, we prepaid the remaining Ps. 2,000 million balance on the Santander loan and concurrently, through Aeropuerto de Cancún, we obtained a three-year term loan from Santander for a principal amount of Ps.2,650 million maturing on September 28, 2024 at a 28-day TIIE rate plus 150 basis points. In November 2022, our Cancun airport repaid a portion of the Santander loan in an amount of Ps. 650 million. In July 2022, Aerostar issued U.S.$200 million principal amount of 4.92% senior secured notes due March 22, 2035. In May 2022, Aerostar renegotiated the terms of its U.S.$50 million principal amount of 6.75% senior secured notes to mature in 2035. All long-term debt is collateralized by Aerostar's assets.

We may also explore other business opportunities from time to time, which may result in risks and uncertainties similar to those described above. Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our revenues, expenses and net income.

In July 2012, the Puerto Rico Ports Authority (“PRPA”) granted Aerostar, our Puerto Rican subsidiary, a concession to operate the Luis Muñoz Marín International Airport under the United States FAA’s Airport Privatization Pilot Program. On February 27, 2013, the transaction was finalized and Aerostar began operating the LMM Airport. Aeropuerto de Cancún pledged its membership interests in Aerostar, as collateral for debt incurred by Aerostar to fund a portion of the concession fee and contingent liabilities related to the concession. Aeropuerto de Cancún’s incurrence of debt and pledge of assets may limit our ability to obtain financing for future acquisitions or transactions. Other risks and uncertainties relate to our 2017 acquisition of a majority interest in Aerostar. We may be unable to fully implement our business plans and strategies for the integration of Aerostar’s business into ours. The business growth opportunities, revenue benefits and other benefits expected to result from this acquisition may be delayed or not achieved as expected. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, our results of operations and financial condition may be adversely affected.

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

Our interest and strategies in Aerostar’s operation of the LMM Airport may differ from those of PSP Investments given that Aeropuerto de Cancún made a subordinated shareholder loan to Aerostar in addition to its equity investment, because of the different nature of our respective businesses and for other reasons. These diverging interests may impair our ability to reach agreement with PSP Investments on certain major decisions. In the event that the managers appointed by each Aeropuerto de Cancún and PSP Investments cannot reach an agreement on certain major decisions and there is a deadlock, any manager may refer the deadlock to the Chief Executive Officers of ASUR or AviAlliance Canada Inc., a wholly-owned subsidiary of PSP Investments (“AviAlliance”). If the Chief Executive Officers are unable to resolve the deadlock, then the matter will be referred to a non-binding mediation process. Finally, if the matter is not resolved through mediation, then either member can submit the dispute to final and binding arbitration. In the event that we do not reach an agreement with PSP Investments on an issue that requires the supermajority approval of the managers, the delay and cost resulting from a deadlock could adversely affect the operations of the LMM Airport and in turn could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market prices of our membership interests in Aerostar.

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

On April 17, 2023, we published our Sustainability Report for the year 2022 (the “Sustainability Report”), describing the measures we implemented towards achieving our environmental, social and governance goals, and to set new strategic objectives to the benefit of the company and our stakeholders. In the short and medium terms (2023-2026), our main sustainability objectives are to work towards emissions reductions and energy efficiency through both on-site and off-site generation of solar power, adopt measures to supplement our water consumption with systems to capture and use rainwater; promote diversity in our workforce and on the company’s Board, aim to achieve equitable pay, and create succession plans for our independent Board members and key executives. In the long term, we intend to make our operations carbon neutral, promote gender equity, align our corporate governance with best practice and increase our participation in and support for local communities. We cannot assure that the objectives set forth in our Sustainability Report will be achieved or achieved on the stated timelines. Further, our ability to achieve our stated objectives, including emissions reductions, energy efficiency and sustainable goals towards local communities, is subject to numerous factors and conditions, some of which are outside of our control.

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

The system of price regulation applicable to our Mexican airports establishes an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our Mexican airports have been determined for each year through December 31, 2023. For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation” and “Item 4. Information on the Company—Puerto Rican Regulatory Framework—Price Regulation. Under the terms of our Mexican concessions, there is no guarantee that the results of operations of any airport will be profitable.

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

The Mexican government has in the past implemented changes, and may in the future implement additional reforms, to the tax laws applicable to Mexican companies including ASUR. In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations and cash flows. For example, on May 23, 2014, Mexico’s Federal Economic Competition Law (Ley Federal de Competencia Económica) (“LFCE”) was enacted. The LFCE grants broad powers to the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) (“COFECE”), including the abilities to regulate essential facilities, investigate companies, and eliminate barriers to competition in order to promote access to the market and order the divestment of assets. The LFCE also entrusts COFECE with the ability to conduct merger-control review and investigate anti-competitive behavior, and sets forth significant liabilities that may be incurred for violations of the law, including fines. COFECE’s decisions may only be challenged through indirect appeal (amparo indirecto).

Moreover, if the COFECE determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the specific service or product. The COFECE has previously determined that certain elements of the infrastructure at Mexico City International Airport may be considered essential facilities. Should the COFECE determine that all or part of the services we render in our Mexican airports are considered an essential facility, we may be required to implement significant changes to the way we currently do our business, which could have a material adverse impact on our results of operations.

On March 24, 2023, the Mexican President submitted to the Mexican Congress an initiative to reform several federal laws, including the Federal Law of Contentious Administrative Procedure (Ley Federal de Procedimiento Contencioso Administrativo), the Organic Law of the Federal Court of Administrative Justice (Ley Orgánica del Tribunal Federal de Justicia Administrativa), the Federal Law of Administrative Procedures (Ley Federal de Procedimiento Administrativo), the Public Sector Acquisitions, Leasing and Services Law (Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público), the Public Works and Related Services Law (Ley de Obras Públicas y Servicios Relacionados con las Mismas), the Expropriation Federal Law (Ley de Expropiación), the Federal Law on National Assets (Ley General de Bienes Nacionales) and the Federal Law of Patrimonial Responsibility of the State (Ley Federal de Responsabilidad Patrimonial del Estado). The bill would provide, among other things, additional gounds for the Mexican Government to revoke concessions and permits, as well as a mechanism to expedite expropriation of private property by the state. On the same day, the Mexican President submitted to the Mexican Congress another initiative to reform the Federal Public Administration Law (Ley Orgánica de la Administración Pública Federal), the Mexican Army and Airforce Law (Ley Orgánica del Ejército y Fuerza Aérea Mexicanos), the Airports Law (Ley de Aeropuertos) and the Civil Aviation Law (Ley de Aviacion Civil). The bill seeks to increase the regulation of airspace protection in Mexico, and specifically, the initiative to amend the Airports Law includes, among other things, (i) causes for revocation of permits granted to aerodromes, and (ii) the obligation for permit holders and concessionaires of civil aerodromes to allow the use and provide airport services to military aircraft for search and rescue activities, for providing support in case of disasters and emergencies. As of the date of this filing, we cannot determine whether these bills could affect the Mexican economy or our operations in Mexico.

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

In October 2020, the Mexican President announced that as part of an effort to develop the southeast of Mexico, the Mexican Army will build and operate a new airport in the City of Tulum, State of Quintana Roo (the “Felipe Carrillo Puerto International Airport”). The Mexican government had previously secured a piece of land measuring approximately 1,200 hectares where it will build the new airport, located 130 km south of the Cancun airport and has announced that the airport’s inauguration will be concurrent with the inauguration of the Mayan Train. The Mayan Train is a proposed intercity railway project that is set to connect airports and historic Mayan tourist sites in Mexico, with rail coverage in the States of Chiapas, Yucatán and Quintana Roo. According to Lopez Obrador, construction of the new airport in Tulum is set to be finalized in 2023, and, the Felipe Carrillo Puerto International Airport is expected to start operations in 2024. We cannot assure you that the construction of the airport in Tulum will not impact the passenger traffic at Cancún airport.

In addition, in certain circumstances, the Mexican government can grant concessions without conducting a public bidding process. Furthermore, the COFECE has the power, under certain circumstances, to reject awards of concessions granted by the government and/or object to the participation of certain bidders in biding process. Please see “Item 4. Information on the Company—Mexican Regulatory Framework—Grants of New Concessions” below. Grants of new concessions could adversely affect our business, results of operations, prospects and financial condition.

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated. In 2020, 2021 and 2022, 34.9%, 46.0% and 53.7%, respectively, of our total revenues were earned from aeronautical services at our Mexican airports, which were subject to price regulation under our maximum rates in Mexico. In 2022, 55.6% of our total revenues were earned from aeronautical services at all of our airports. These Mexican maximum rate regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs in Mexico) or established (as in the case of our maximum rates in Mexico) by the Ministry of Infrastructure, Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our Mexican master development programs or the obligation under Mexican concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated. On October 29, 2020, we filed a request with the Ministry of Infrastructure, Communications and Transportation for an extraordinary review of the Mexican maximum rates, which was approved on April 7, 2021 and resulted in a reduction in committed investments and an increase in the Mexican maximum rates in the master development plans for the years 2021 to 2023.

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

Historically, we have set the prices we charge for regulated services at each Mexican airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport. We expect to continue to pursue this pricing strategy in the future. For example, in 2022, our revenues subject to maximum rate regulation represented 96.6% of the amount we were entitled to earn under the maximum rates for all of our Mexican airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index (excluding petroleum)). However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight. Such tariffs for the services that we provide to international flights or international passengers in our Mexican airports are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight. Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions. From December 31, 2021 to December 31, 2022, the peso appreciated by 5.0%, from Ps.20.51 per U.S.$1.00 on December 31, 2021, to Ps.19.49 per U.S.$1.00 on December 31, 2022, and experienced intra-year volatility. In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

In 2022, the peso appreciated by 5.0% against the U.S. dollar. If a depreciation were to resume, it could (notwithstanding other factors) lead to a decrease in Mexican domestic passenger traffic that may not be offset by any increase in international passenger traffic. Any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers. Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for Mexican domestic passengers, which may adversely affect our results of operations. In addition, there can be no assurance that any depreciation of the peso in the future will result in an increase to international passenger traffic.

In addition, depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the Series B shares, as well as the dollar value of any dividend or other distributions that we may make.

Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings and as of December 31, 2022, our Mexican airports did not have dollar-denominated liabilities, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

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

In 2020, Mexican GDP decreased 8.5% and inflation increased to 3.2%. In 2021, Mexican GDP increased 5.9% and inflation increased to 7.36%. In 2022, Mexican GDP decreased 0.1% and inflation decreased to 2.8%. In 2020, 2021, and 2022 the outbreak of COVID-19 adversely affected the economy and financial markets of Mexico and its trading partners. While Mexican GDP did increase quarter-over-quarter in both the third and fourth quarters of 2021, the extent to which the COVID-19 outbreak will continue to impact the Mexican economy is uncertain, as is the extent of further Mexican economic recovery, if any.

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

The most recent presidential election took place in July 2018. Andrés Manuel López Obrador, presidential candidate for the National Regeneration Movement Party (Movimiento de Regeneración Nacional) (“Morena”), was elected President and took office on December 1, 2018, ending the Institutional Revolutionary Party’s (Partido Revolucionario Institucional) (“PRI”) hold on the presidency. Before taking office, López Obrador submitted to a national referendum the question of whether to continue construction of a new international airport in Mexico City, one of Mexico’s most important infrastructure projects. Construction of the new international airport to replace Mexico City International Airport began in 2015. The referendum was carried out by a private company contracted by Morena and through mechanisms not necessarily envisioned in the Constitution. The result of the referendum, announced on October 28, 2018, was to discontinue construction on the new international airport and, in its stead, build a new airport network consisting of three airports near the Mexico City metropolitan area. On December 27, 2018, the López Obrador administration formally terminated work at the new international airport in Mexico City. The López Obrador administration instead decided to add additional runways to the military air base at Santa Lucia and build the Felipe Ángeles International Airport (“AIFA”) to handle Mexico City air traffic. AIFA started operating on March 21, 2022. Our Mexican domestic passenger traffic is highly dependent upon the operations of the Mexico City International Airport, and we cannot assure you that AIFA’s operations will not adversely affect the operations of the Mexico City International Airport.

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

The Mexican government could implement significant changes in laws, policies and regulations, which could affect the economic and political situation in Mexico. On December 15, 2022, the Mexican government submitted to congress an aviation sector reform bill as part of its strategy to restore Mexico’s rating to a Category 1. If approved, the bill would result in amendments to the Civil Aviation Law and the Airports Law, including to enhance regulator supervision of FAA over civil aviation matters, and allow foreign airlines to upon request to the Mexican authorities, and provided the following conditions are met: (i) there must be a public use or interest for the request; (ii) the domestic route must be of strategic interest for purposes of Mexican infrastructure, (iii) the airline must have obtained a favorable opinion from the National Security Committee, (iii) the airport must comply with certain operative and capacity criteria, and (iv) any other condition as set forth in the bill,operate domestic flights. On February 2, 2023, López Obrador issued a presidential decree pursuant to which all cargo and freight flights departing from the Mexico City International Airport would be relocated to depart from the AIFA airport. While we do not believe that these leglislative reforms will have a negative impact in the short term, we cannot predict how these regulatory changes will affect our business, financial condition, results of operations, cash flows, prospects, and/ or the market price of our ADSs.

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

The termination of USMCA or other related events could have a material adverse effect on the Mexican economy. Furthermore, we cannot assure you that any policies adopted by the Biden U.S. administration will not have an impact in the market value of its securities, or that the market value of its securities will not be adversely affected by events elsewhere. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially and adversely affect our business, financial condition or results of operations.

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

On December 8, 2021, the U.S. State Department issued a Level 3 travel advisory to reconsider travel to Mexico due to COVID-19, and recommended exercising increased caution in Mexico due to crime and kidnapping, as some areas have increased risk. Historicallly, the regions in which we operate have not experienced the violence experienced in other parts of Mexico and none of the Mexican states in which we operate were cited as “do not travel to” or “reconsider travel to” zones in the December 8, 2021 travel advisory. However, we cannot guarantee that violence will not increase in, or that the U.S. State Department will not issue travel advisories for, the Mexican states in which we operate. On January 23, 2023, the United States Department of State issued a press release warning U.S. citizens of certain violent outbreakes between Uber drivers and local taxi unions in Quintana Roo, which often resulted in U.S. citizens being injured.

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

The Colombian Peso (“COP”) has fallen by over 19.2% against the U.S. dollar during the twelve month period ended December 31, 2022. A depreciation of the COP could affect the Company’s business in the following ways: (i) international passengers and international flights pay tariffs reported in U.S. dollars; while these tariffs are generally collected in COP, any depreciation of the COP has a positive impact on the Company’s results from operations, which are reported in COP; (ii) as the Company has cash balances denominated in U.S. dollars; a depreciation in the Mexican peso would result in higher cash balances when converted to COP, thus causing foreign exchange gains; and (iii) the Company has financial liabilities denominated in U.S. dollars; a depreciation in the COP results in higher debt balances when converted to COP, thus causing foreign exchange losses.

On August 7, 2022, Gustavo Petro, candidate for the left-wing “Pacto Histórico” party, was elected President of Colombia. Although throughout history elected governments (and the Colombian Congress) have pursued free market economic policies, with almost no economic interventions, we cannot predict which policies will be adopted by the new government or congress and whether those policies would have a negative impact on the Colombian economy or our business operations and financial performance. On August 8, 2022, the Ministry of Finance submitted a tax reform bill to the Colombian Congress proposing several changes to the Colombian tax regime. The tax reform bill was passed as Law 2277 on December 13, 2022, and became effective starting January 1, 2023. This new law includes, among others: (i) a new permanent equity tax applicable to Colombian individuals and non-residents, which rates may vary from 0.5% to 1.5% based on the individual’s net equity as of the first day of January of each year, (ii) an increase in the dividend tax rate for local and foreign shareholders (0% to 39% progressive marginal rates for Colombian individuals, and 20% flat withholding rate for non-resident shareholders), (iii) an increase in the long-term capital gains tax rate, from 10% to 15%, (iv) the elimination of specific tax benefits and exemptions, such as the exempt income applicable for entities that are part of the technological and creative sector (“Economía Naranja”), the tax incentive for the development of the Colombian farming sector, and the 27% preferential income tax rate applicable to large infrastructure investments (“Megainversiones”), among others, (v) a 3% tax benefit on the taxpayer’s net income determined pursuant to Section 259-1 f the Colombian Tax Code, in connection with environmental-related, deductions related to employee trainings, expenses incurred in the conservation of cultural property, among others, (vi) a minimum corporate income tax of at least 15% based on effective tax rate (calculated on book profit with certain adjustments), (vii) taxes based on significant economic presence of certain commercial activities (primarily for non-resident persons and entities that provide digital services), and (viii) the elimination of the possibility to use 50% of the Industry and Commerce Tax (i.e., local tax levied on gross revenue derived from the provision of services, or the performance of commercial and industrial activities in Colombian municipalities) as an income tax credit.

Additionally, the Colombian executive branch has recently presented bills to reform the federal pension plan (which would contemplate, among other things, a pillar system based on age and condition of the affiliated, and changes to pension schemes applicable to women), as well as reforms to labor laws (which include amendments to the regulation of outsourcing and subcontracting schemes, service contracts, minimum daily working hours, digital work, informal and migrant work, among others) and the National Development Plan bill, which seeks to regulate, among other things, territorial planning around watercourses, human safety, access to food, and climate change. As of the date of this annual report, it is unclear how these bills could affect the Colombian economy or our business.

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

In the context of any political instability, allegations have been made against members of the Colombian government concerning possible ties with paramilitary groups. These allegations may undermine the Colombian government’s credibility, which could in turn negatively impact the Colombian economy and tourism and our operations there in the future. In November 2016, the Colombian government signed a revised peace agreement with the FARC guerillas that sought their demobilization and the end of the decades-long armed conflict. That same month, the revised peace agreement was ratified by both houses of Colombian Congress and the Colombian government formally entered into the peace agreement with FARC without submitting the agreement to the voters for their approval. On January 18, 2019, President Ivan Duque announced the end of negotiations for a peace agreement with the ELN, the second-largest guerilla group in the country. This decision was the result of a terrorist attack on a police station based in Bogotá, perpetrated by the ELN. The Colombian government has had military confrontations with the ELN and with dissident groups that a peace agreement had been signed with. Conflicts between guerrilla and paramilitary fighters for control of the territory vacated by former groups who reintegrated into civil society has caused outbreaks of violence in the country, which have also been met with responses by the Colombian government. In addition, some ex-guerrilla members continue to carry out illegal activities, including micro-drug trafficking and robbery, leading to the establishment of criminal bands in the Antioquia, Cauca and Valle del Cauca regions.

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

On November 4, 2022, the Colombian Congress approved Law 418 establishing the “Paz Total” program, pursuant to which the government will establish political dialogues with armed groups in different regions of the country, in furtherance of achieving peace.

On December 31 of 2022, President Gustavo Petro announced a bilateral ceasefire, starting on January 1, 2023 until June 30, 2023, which would open a round of dialogue between the government and ELN, Segunda Marquetalia, Estado Mayor Central, Autodefensas Gaitanistas de Colombia (AGC) and the Sierra Nevada armed group. The second round of the dialogue between the Colombian Government and the ELN ended in March 2023, and the third round is expected to take place in the upcoming months in Havana, Cuba. As of the date of this annual report, peace dialogues are being held with the different armed groups to reinforce security. Furthermore, in March 2023, President Gustavo Petro announced the commencement of a peace process with the FARC dissidents who did not sign the peace agreement in 2016.

In addition, Colombia has recently experienced substantial migration from Venezuela, leading to strained relations between the nations, including with respect to commercial relations. Air transport between Colombia and Venezuela has slowed in part due to political and economic instability in Venezuela. Recently, the Colombian and Venezuelan governments have declared their intention to expand air routes between the two countries.

On August 7, 2022, Gustavo Petro, candidate for the left-wing “Pacto Histórico” party, was elected President of Colombia. Although throughout history elected governments (and the Colombian Congress) have pursued free market economic policies, with almost no economic interventions, we cannot predict which policies will be adopted by the new government or congress and whether those policies would have a negative impact on the Colombian economy or our business operations and financial performance. Our Colombian operations could be adversely impacted by rapidly changing economic, political and social conditions in Colombia and by the Colombian government’s response to such economic and social conditions. Additionally, any changes in the ruling government, regulations or policies relating to aeronautical services or investment, or shifts in political attitudes in Colombia are beyond our control.

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

We will be classified as a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income for the taxable year consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2022 and do not expect to be a PFIC in the current year or the reasonably foreseeable future. PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC.

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

FORWARD LOOKING STATEMENTS

This Form 20-F contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

●	projections of operating revenues, operating income, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,
●	statements of our plans, objectives or goals,
●	statements about our future economic performance or that of Mexico or other countries in which we operate, and
●	statements of assumptions underlying such statements.

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

ITA paid the Mexican government a total of Ps.1,165.1 million (nominal pesos, excluding interest) (U.S.$120.0 million based on the exchange rates in effect on the dates of payment) in exchange for:

●	45,000,000 Series BB shares representing 15.0% of our outstanding capital stock (as of the date hereof, Series BB shares represent 7.65% of our outstanding capital stock following the conversion described below),
●	three options to subscribe for newly issued Series B shares, all of which have expired unexercised, and
●	the right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement, a technical assistance agreement and a shareholders’ agreement under terms established during the public bidding process. These agreements are described in greater detail under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for United States inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement). The agreement was amended in 2012 to provide for quarterly payments of the fee. The fixed dollar amount decreased during the agreement’s initial five years. The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002. Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the United States consumer price index) as from the first anniversary of the technical assistance agreement. In 2022, the fixed amount was U.S.$3.6 million. We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. In 2020, 2021 and 2022, the technical assistance costs were Ps. 175.6 million, Ps.391.7 million and Ps. 643.9 million, respectively, greater than the fixed costs of Ps. 62.4 million, Ps.68.9 million and Ps. 69.7 million, respectively, for the same periods.

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

Investment in Luis Muñoz Marín International Airport

On July 11, 2012, Aerostar, a joint venture between Aeropuerto de Cancún and Oaktree Capital, submitted a successful bid for a concession to operate the LMM Airport. On February 27, 2013, the transaction was completed and Aerostar began operating the LMM Airport. On May 26, 2017, we acquired an additional 10% membership interest in Aerostar, pursuant to a Membership Interest Purchase Agreement, giving us a majority stake in the joint venture. In addition, Oaktree Capital sold its remaining 40.0% interest in Aerostar to PSP Investments, through its wholly-owned subsidiary AviAlliance, pursuant to a separate Membership Interest Purchase Agreement. Aeropuerto de Cancún owns 60.0% of Aerostar’s outstanding membership interests, which it has pledged on a non-recourse basis to secure up to U.S.$410.0 million of indebtedness incurred by Aerostar to pay the upfront leasehold fee, fund capital expenditures and for working capital purposes. As member of Aerostar, Aeropuerto de Cancún is entitled to distributions. However, pursuant to the terms of Aerostar’s debt, distributions are permitted only when Aerostar is in compliance with certain conditions. Additionally, Aeropuerto de Cancún made a U.S.$100.0 million subordinated shareholder loan to Aerostar on February 22, 2013 to partially fund the cost of acquiring the concession to operate the LMM Airport and it is entitled to cash interest payments on this loan whenever certain conditions are met, including that dividends are permitted to be paid. Cash interest on the shareholder loan is paid in preference to any dividends that may be payable. When cash interest payments are not permitted, interest on this loan is capitalized. In April 2021, the remaining balance of principal amount and interest on this loan was paid.

Acquisition of Colombian Airports

In the spring of 2017, we, through Aeropuerto de Cancún, entered into agreements to acquire a controlling interest in Airplan and Oriente. In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of a 92.42% stake in Airplan. Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport in Medellín, the José María Córdova International Airport in Rionegro, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal. On May 25, 2018, we increased our ownership stake in Airplan to 100% by acquiring an additional 7.58% of Airplan’s capital stock. We terminated our agreement to purchase Oriente in 2018.

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

Concurrently, in October 2017, we, through Aeropuerto de Cancún, obtained two loans of Ps.2,000.0 million each, one with BBVA and the other with Banco Santander. We guaranteed Aeropuerto de Cancún’s obligations under these loans. While the BBVA and Banco Santander loans were outstanding, we and our subsidiaries were not permitted to create any liens upon any of our property, make any fundamental change to our corporate structure or sell any of our assets that exceed more than 10.0% of our consolidated total assets as of the most recent fiscal quarter prior to the sale. These loans further required that we and our subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or greater than 3.00:1.00 as of the last day of each fiscal quarter. As of December 31, 2021 and 2022, the consolidated leverage ratio calculated under this agreement was 3.00:1.00 and 1.20:1.00, respectively. Failure to comply with these covenants would have restricted our ability to pay dividends to our shareholders. The remaining balance on the BBVA loan was repaid on October 13, 2021, and on October 18, 2021, we, Aeropuerto de Cancún, entered into a seven-year loan agreement with BBVA for a principal amount of Ps. 2,000 maturing October 2028, with an annual TIIE rate plus an applicable margin. On September 29, 2021, we prepaid the remaining Ps. 2,000 million balance on the Santander loan and concurrently, through Aeropuerto de Cancún, we obtained a three-year term loan from this bank for a principal amount of Ps.2,650 million maturing on September 28, 2024 at a 28-day TIIE rate plus 150 basis points. On November 29, 2022, we prepaid Ps. 650 million of the principal amount outstanding under the Santander loan, resulting in a outstanding balance of Ps. 2,000 million.

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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2019		2020		2021		2022		2023		Totals

	(millions of constant Mexican pesos as of December 31, 2022)(1)
Cancún	1,556.6	(2)	2,218.5	(2)	1,737.2	(2)	1,063.0	(2)	266.6	(2)	6,841.9	(2)
Cozumel	46.1		84.4		139.7		83.2		29.2		382.6
Huatulco	263.1		125.9		95.4		115.2		109.7		709.3
Mérida	534.4		822.0		921.7		483.3		18.0		2,779.4
Minatitlán	46.8		31.7		64.3		22.7		10.5		176.0
Oaxaca	112.6		229.9		152.4		71.9		25.6		592.4
Tapachula	17.4		11.8		331.1		289.7		42.8		692.8
Veracruz	131.3		163.5		194.5		72.6		35.6		597.5
Villahermosa	149.3		158.7		199.8		44.2		34.6		586.6
Total	2,857.6		3,846.4		3,836.1		2,245.8		572.6		13,358.5
(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2022, we have invested Ps.2,245.8 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
	January 1, 2019-		January 1, 2024-	January 1, 2029-
Airport	December 31, 2023		December 31, 2028	December 31, 2033

	(millions of constant Mexican pesos as of December 31,2022)(1)
Cancún	6,841.9	(2)	7,240.7	5,769.2
Cozumel	382.6		485.5	278.0
Huatulco	709.3		496.7	254.9
Mérida	2,779.4		800.9	594.3
Minatitlán	176.0		301.5	107.2
Oaxaca	592.4		962.6	201.1
Tapachula	692.8		170.1	189.6
Veracruz	597.5		447.0	576.9
Villahermosa	586.6		404.5	550.3
Total	13,358.5		11,309.5	8,521.5
(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2022, we have invested Ps. 2,245.8 million (which is included in the investment commitments for this period shown above).

BUSINESS OVERVIEW

We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our Mexican concessions include the concession for Cancún Airport, which was the second busiest airport in Mexico in 2021 in terms of passenger traffic, and the busiest in terms of international passengers in regular service, according to the Dirección General de Aeronáutica Civil, or General Office of Civil Aviation, Mexico’s federal authority on aviation We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

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

On April 17, 2023, we published our Sustainability Report for the year 2022 (the “Sustainability Report”). The purpose of this report is to describe the measures we implemented towards achieving our environmental, social and governance goals, and to set new strategic objectives to the benefit of the company and our stakeholders. The Sustainability Report covers our and our subsidiaries’ operations from January 1, 2022 to December 31, 2022, with a particular focus on human rights, working conditions, environment and anticorruption matters. In 2022, we established a Sustainability Committee that reports to our Board of Directors, in line with our 2021 Sustainability Report. In the short and medium terms (2023-2026), our main sustainability objectives are to work towards emissions reductions and energy efficiency through both on-site and off-site generation of solar power, adopt measures to supplement our water consumption with systems to capture and use rainwater, promote diversity in our workforce and on the company’s Board, aim to achieve equitable pay, and create succession plans for our independent Board members and key executives. In the long term, we intend to make our operations carbon neutral, promote gender equity, align our corporate governance with best practice and increase our participation in and support for local communities. Our Sustainability Report is available on our website at www.asur.com.mx. For the avoidance of doubt, our Sustainability Report is not incorporated in, and should not be viewed as part of, this Annual Report on Form 20-F.

Mexico

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top 10 countries worldwide in terms of foreign visitors, with approximately 24.8 million visitors in 2020, 31 million visitors in 2021 and 38.3 million visitors in 2022, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2020, 2021, and 2022 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2022, according to the Mexican Ministry of Tourism. Cancún Airport represented 74.2%, 76.6%, and 76.8% of our Mexican passenger traffic volume and 70.8%, 73.3%, and 77.1% of our Mexican revenues in 2020, 2021, and 2022, respectively. As of December 31, 2022, Cancún had 34,303 hotel rooms, according to the Mexican Ministry of Tourism. We believe that Cancún Airport benefits from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas. According to Mexican Ministry of Tourism, the Mayan Riviera had 46,773 hotel rooms as of December 31, 2022.

Our Mexican airports served approximately 16.5 million passengers in 2020, approximately 29.1 million passengers in 2021 and approximately 39.5 million passengers in 2022. For year-by-year passenger figures, see “Item 4. Information on the Company—Business Overview—Our Mexican Airports.”

The United States currently is a significant source of passenger traffic volume in our Mexican airports. In 2020, 2021 and 2022 international passengers represented 44.1%, 48.3% and 52.7% respectively, of the total passenger traffic volume in our Mexican airports. In 2020, 2021 and 2022, 66.2%, 76.4% and 63.4%, respectively, of the international passengers in our Mexican airports traveled on flights originating in or departing to the United States. As of December 31, 2022, 2 Mexican and 16 international airlines, including United States-based airlines such as American Airlines and United Airlines, operated flights, directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines), that originated from or departed for the United States at our Mexican airports.

The following table sets forth our revenues from our Mexican operations for the period presented.

		Year ended December 31,
	2020		2021		2022

		(thousands of Mexican pesos)
Revenues:
Aeronautical Services	Ps.	3,115,335	Ps.	6,206,649	Ps.	9,945,180
Non-Aeronautical Services		2,517,816		4,384,946		6,297,790
Construction Services		3,296,482		2,908,604		2,268,620
Total		8,929,633		13,500,199		18,511,590

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

Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services. Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense. Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft. In 2020, 2021 and 2022, 42.9%, 50.1% and 55.6% of our consolidated revenues, respectively, were derived from aeronautical services.

Passenger Charges

At our Mexican airports, we collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline. As of November 2022, the charge for international passengers was U.S.$ 27.5, U.S.$ 39.7, U.S.$ 34.00, U.S.$ 36.00, U.S.$ 28.00, U.S.$ 29.00, U.S.$ 28.00, U.S.$ 32.00 and U.S.$ 32.00, for Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa airports, respectively. As of November 2022, the charge for Mexican domestic passengers was Ps. 200.00, Ps. 300.00, Ps. 470.00, Ps. 500.00, Ps. 506.00, Ps. 490.00, Ps. 487.00, Ps. 500.00 and Ps. 500.00, for our Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa airports, respectively. International passenger charges are currently dollar-denominated, but generally collected in Mexican pesos based on the average exchange rate during the month prior to the flight. Mexican domestic passenger charges are peso-denominated. In each of 2020, 2021 and 2022, passenger charges at our Mexican airports represented 45.4%, 53.0%, and 58.5%, respectively, of our aeronautical revenues and 19.5%, 26.5% and 32.5%, respectively, of our total consolidated revenues. From time to time, including in 2022, we have offered discounts on passenger charges at certain of our airports.

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

Non-aeronautical Services

General

At our Mexican airports, non-aeronautical services have historically generated a proportionately smaller portion of our revenues, but have become an increased source of revenues in recent years. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2020, 2021 and 2022, 25.4%, 30.6% and 33.8% of our consolidated revenues, respectively, were derived from commercial revenues from our Mexican airports as defined under the Mexican Airport Law and from our international airports (Puerto Rico and Colombia) since June 1, 2017 and October 29, 2017, the dates on which we began consolidating the results of Puerto Rico and Colombia, respectively.

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

Commercial Activities

Leading international airports generally generate an important portion of their revenues from commercial activities. An airport’s revenues from commercial activities are largely dependent on passenger traffic, its passengers’ level of spending, terminal design, the mix of commercial tenants and the basis of fees charged to businesses operating in the airport. Revenues from commercial activities also depend substantially on the percentage of traffic represented by international passengers due to the revenues generated from duty-free shopping. We believe that revenues from commercial activities account for 31.0% or more of the consolidated revenues of many leading international airports. Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in Mexican our airports.

In 2013, we opened 27 commercial spaces, including 21 in Cancún, two in Villahermosa, one in Veracruz, one in Cozumel and two in Oaxaca. In 2014, we opened 52 commercial spaces, including 32 in Cancún, four in Mérida, three in Villahermosa, two in Veracruz, five in Cozumel, three in Oaxaca, two in Huatulco and one in Minatitlán. In 2015, we opened 19 commercial spaces, including 14 in Cancún, one in Mérida, one in Veracruz, one in Oaxaca, one in Huatulco and one in Minatitlán. In 2016, we opened 21 commercial spaces, including 10 in Cancún, two in Mérida, one in Villahermosa, six in Veracruz and two in Huatulco. In 2017, we opened 67 commercial spaces, including 64 in Cancún, one in Oaxaca and two in Huatulco. In 2018, we opened 22 commercial spaces, including 15 in Cancún, 3 in Cozumel, 3 in Oaxaca, and one in Tapachula. In 2019, we opened 7 commercial spaces, all in Cancún. In 2020, we opened four commercial spaces, including one in Cancún, one in Mérida and two in Oaxaca. In 2021, we opened nine commercial spaces, including six in Cancún, one in Cozumel and two in Mérida. In 2022, we opened eleven commercial spaces, including nine in Cancún, one in Cozumel and one in Tapachula.

Within our nine Mexican airports, we leased 678 commercial premises through 331 contracts with tenants as of December 31, 2022, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenants in terms of occupied space and revenue in 2022 were Dufry México and Controladora Mera and its affiliates.

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

Automobile Parking and Ground Transport

Each of our Mexican airports has public car parking facilities consisting of open-air parking lots. The only Mexican airport at which we do not charge parking fees is Cozumel. Revenues from car parking at our Mexican airports currently are not regulated, although they could become regulated upon a finding by the COFECE that there are no competing alternatives. On August 21, 2019, the Board of Commissioners of COFECE in Mexico notified Aeropuerto de Cancún of a decision issued on July 25, 2019, which provides for: (i) administrative liability for monopolistic practices (as described in Article 54, Section I and Article 56, Section V of the LFCE (refusal of access)) and (ii) a fine of Ps.73 million. We believe we have sufficient grounds for defense and have appealed COFECE’s decision.

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

To comply with these directives, we reinforced security by:

●	increasing and improving the security training of Mexican airport personnel,
●	increasing the supervision and responsibilities of both our security personnel and airline security personnel that operate in our Mexican airports,
●	issuing new electronic identification cards to Mexican airport personnel,
●	reinforcing control of different access areas of our Mexican airports, and
●	physically changing the access points to several of the restricted areas of our Mexican airports.

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

In response to the COVID-19 pandemic, we have implemented several measures, the following of which are currently in place:

●	installed disinfectant gel dispensers based on alcohol at a minimum of 70% in public areas and strategic points,
●	the use of facemasks is recommended in all areas,
●	provided personal protection equipment (PPE) (facemasks, gloves, face shields) to all our airport personnel,
●	installed ozone air purifiers at key locations to minimize airborne viruses,
●	installed floor markings to aid social distancing, added decals in our passenger benches to ensure safe spacing, and displayed COVID-19 and hygiene information throughout our airports,
●	installed protective acrylics to minimize the transmission routes of COVID-19 between passengers and personnel in the airport facilities, including at information modules and commercial areas, such as stores and rental companies,
●	increased the cleaning and sanitation cycles in all areas of our facilities, including through the increased use of disinfectants and the daily cleaning of transport equipment,
●	installed trash cans for the exclusive deposit of waste PPE,
●	established guidelines for effective, efficient and recurrent supervision of compliance with health measures to prevent the spread of COVID-19,
●	circulated to airport personnel informational materials on preventive measures and questionnaires to detect health risks,

Fuel

As part of the amendments that opened Mexico’s airports to private investment, all airport property and installations related to the supply and storage of aircraft fuel were retained by the Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares) considering that concession holders were forbidden to provide such services. Pursuant to our Mexican concessions, the Mexican Airport and Auxiliary Services Agency entered into several agreements, under which it was obligated to pay to each of our subsidiary concession holders a fee for access to our facilities equivalent to 1.0% of the service charge for fuel supply. As of January 1, 2015, and as a result of certain structural reforms in Mexico’s constitutional and regulatory framework in connection with, among other things, the energy sector, private parties are now eligible to store, commercialize, distribute and supply fuel in airports to air carriers, air operators and third-party service providers of non-aeronautical services. In order to store, commercialize, distribute and supply fuel in airports, the eligible private parties are required to obtain the relevant permit from the Energy Regulatory Commission (Comisión Reguladora de Energía). In addition, third-party service providers of non-aeronautical services are required to obtain a favorable opinion from the Mexican Ministry of Energy (Secretaría de Energía), the Mexican Ministry of Infrastructure, Communications and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes) and the office of Mexico’s attorney general in order to be able to acquire such fuel. As of April 17, 2023, one third-party service provider is currently selling fuel at our Mexican airports.

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

Our Mexican Airports

In 2022, our Mexican airports served a total of 39.5 million passengers, 52.7% of which were international passengers. In 2022, Cancún Airport accounted for 76.8% of our Mexican passenger traffic volume and 77.1% of our Mexican revenues.

All of our Mexican airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our Mexican airports based on flight origination or destination.

	Passengers by Flight Origin or Destination(1)
	Year ended December 31,
						Percentage
						of total
	2018	2019	2020	2021	2022	2022

	(in thousands )
Región
Mexico(2)	16,269	17,112	9,423	15,431	19,135	48.4%
United States	10,165	9,741	4,818	10,765	13,197	33.4%
Canada	2,449	2,701	1,110	510	2,112	5.4%
Europe	2,043	2,102	454	918	2,266	5.7%
Latin America	2,321	2,506	724	1514	2,815	7.1%
Total	33,247	34,162	16,259	29,138	39,525	100.0%
(1)	Figures exclude passengers in transit and private aviation passengers.
(2)	Figures include international passengers on domestic flights; in 2022, such passengers accounted for 2.1% of all Mexican domestic passengers.

In 2020, 2021 and 2022, 56.8%, 55.6% and 52.6%, respectively, of our Mexican domestic passengers traveled to or from Mexico City through the Mexico City International Airport (AICM).

The following table sets forth the total traffic volume and air traffic movements in our nine Mexican airports for the periods presented.

	Airport Traffic
	Year ended December 31,
	2018	2019	2020	2021	2022

	(in thousands )
Passengers:
Total	33,247.3	34,161.9	16,528.7	29,138.5	39,524.0
Air Traffic Movements
Total	342.1	335.5	205.6	303.6	360.4

The following table sets forth the passenger traffic volume for each of our Mexican airports during the periods indicated:

	Passenger Traffic
	Year ended December 31,
	2018	2019	2020	2021	2022

	( in thousands)
Cancún	25,202.0	25,482.0	12,259.1	22,318.5	30,343.0
Mérida	2,451.6	2,790.7	1,297.3	2,079.5	3,079.6
Veracruz	1,488.6	1,475.6	721.2	1.103.5	1,333.6
Villahermosa	1,227.7	1,245.0	638.5	976.5	1,214.2
Oaxaca	951.0	1,196.3	590.8	913.9	1,304.0
Huatulco	819.3	892.3	402.7	692.2	971.0
Cozumel	579.7	546.4	268.3	531.7	663.3
Tapachula	330.6	385.5	280.5	424.2	503.3
Minatitlán	196.8	148.2	70.3	98.5	112.0
Total	33,247.3	34,162.0	16,528.7	29,138.5	39,524.0

The following table sets forth the air traffic movements in each of our Mexican airports during the periods indicated:

	Air Traffic Movements by Airport(1)
	Year ended December 31,
	2018	2019	2020	2021	2022
Cancún	190,187	183,840	106,678	176,549	214,340
Mérida	50,091	52,341	33,662	39,273	51,589
Veracruz	27,200	24,662	14,624	18,476	19,932
Villahermosa	18,246	18,849	14,049	17,665	19,751
Oaxaca	18,635	20,834	11,804	15,899	18,787
Cozumel	15,065	12,624	9,285	15,146	13,123
Tapachula	8,867	8,603	7,983	9,606	9,706
Huatulco	9,356	10,098	5,178	7,934	9,904
Minatitlán	4,405	3,613	2,329	3,045	3,300
Total	342,052	335,464	205,592	303,593	360,432
(1)	Includes departures and landings.

The following table sets forth the air traffic movements in our Mexican airports for the periods indicated in terms of commercial, charter and general aviation:

	Air Traffic Movements by Aviation Category
	Year ended December 31,
	2018	2019	2020	2021	2022
Commercial Aviation	285,163	280,635	162,859	250,646	298,398
Charter Aviation	3,606	2,534	1,650	3,431	2,217
General Aviation(1)	53,283	52,295	41,083	49,516	59,817
Total	342,052	335,464	205,592	303,593	360,432
(1)	General aviation generally consists of small private aircraft.

Cancún International Airport

Cancún International Airport (the “Cancún Airport”) is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2022, Cancún Airport was the second busiest airport in Mexico in terms of passenger traffic and the first busiest in terms of international passengers in regular service, according to the General Office of Civil Aviation, Mexico’s federal authority on aviation. The airport is located approximately 16 kilometers (10 miles) from the city of Cancún, which has a population of 935,039. A substantial majority of the airport’s international passengers (66.5% in 2020, 76.2% in 2021, and 62.7% in 2022) began or ended their travel in the United States. The airport’s most important points of origin and destination are Mexico City, Monterrey, Dallas, Houston and Guadalajara. Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the economies of the United States or Mexico” and “Item 3. Key Information—Risk Factors— Risks Related to Our Operations—The COVID-19 pandemic has had and could continue to have a negative impact on our operations.”

During 2022, approximately 30.3 million passengers traveled through Cancún Airport, principally through Terminal 2, Terminal 3, which was opened in May 2007 and Terminal 4, which was opened in November 2017. After having closed in October 2005 following Hurricane Wilma, Terminal 1 was reopened in November 2013 to service an increased flight schedule of low-cost airlines such as VivaAerobus and MagniCharters.

Cancún is located in the state of Quintana Roo. Cancún and its surroundings were the most visited international tourism destination in Mexico in 2022, according to the Mexican Ministry of Tourism. According to Mexican Ministry of Tourism, the Cancún area had 35,943 hotel rooms as of December 31, 2022. Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún Airport. By air, Cancún is approximately one and a half to five hours from most major cities in the United States and 10 to 13 hours from most major European cities.

Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancún Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican Ministry of Tourism, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of 82,717 hotel rooms as of December 31, 2022.

Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business is highly dependent upon revenues from Cancún International Airport.”

The airport’s facilities include a total of 68 aircraft parking stands, 18 of which are remote aircraft parking stands. Terminal 1 (the charter and low-cost airline terminal), Terminal 2 (the old main terminal, which includes a wing referred to as the satellite wing), Terminal 3 (the terminal that commenced operations in May 2007 as described below), Terminal 4 (the terminal that commenced operations in November 2017 as described below) and a general aviation building that handles private aircraft. The airport has 68 gates, 40 of which are accessible by passenger walkways. Terminal 1 has 7 contact gates. Terminal 2 has 9 gates accessible by passenger walkways, 3 contact gates and 10 remote gates. Terminal 3 has 17 boarding gates accessible by passenger walkways and 6 remote gates. Terminal 4 has 14 boarding gates accessible by passenger walkways and 2 remote gates. The airport has 594 retail outlets located throughout Terminals 1, 2, 3 and 4 and one bank branch located in Terminal 2.

Terminal 1 in Cancún Airport, which we acquired on June 30, 1999, has an area of 20,383 square meters (approximately 234.0 thousand square feet).

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

Cancún Airport currently has two runways. The first runway has a length of 3,500 meters (2.2 miles). The second runway, which was completed in 2009, has a length of 2,800 meters (1.7 miles). Along with the second runway, we also built a new control tower at Cancún Airport in 2009.

In April 2006, we obtained a license to develop cargo facilities at Cancún Airport, which are currently being operated by our subsidiary Caribbean Logistics, S.A. de C.V. (previously Asur Carga, S.A. de C.V.).

Due to the health emergency due to COVID-19, Terminal 2 closed on April 14, 2020 and reopened on July 14, 2020 and Terminal 3 closed on April 18, 2020 and reopened on October 27, 2020.

Mérida International Airport

Mérida International Airport (the “Mérida Airport”) serves the inland city of Mérida, which has a population of 969,349, and surrounding areas in the state of Yucatán. Mérida Airport ranked second among our Mexican airports in 2022 in terms of passenger traffic. The substantial majority of this airport’s passengers are domestic. The airport’s primary point of origin and destination is Mexico City. In 2022, approximately 3.08 million passengers traveled through Mérida Airport.

Mérida Airport attracts a mix of both business travelers and tourists. The city of Mérida is an established urban area with numerous small and medium-sized businesses. The city is approximately 120 kilometers (75 miles) by highway from Chichen Itza and approximately 80 kilometers (50 miles) from Uxmal, pre-Columbian archeological sites that attract a significant number of tourists.

The airport has two perpendicular runways, one with a length of 3,200 meters (2.0 miles) and another with a length of 2,300 meters (1.4 miles). The airport has one terminal, with seven gates accessible by passenger walkways and six boarding positions without walkways.

In 2020, 2021 and 2022, 20,074, 22,458 and 24,126 metric tons of cargo, respectively, were transported through Mérida Airport, making it our second airport in terms of cargo volume. In 2020, 2021 and 2022, Mérida represented 42.9%, 35.2% and 29.9%, respectively, of our total cargo volume.

There are currently 48 commercial spaces operating at Mérida Airport. One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (GDS) pursuant to a long-term lease contract that terminated on January 1, 2009. This lease allowed GDS to construct and develop the airport’s air cargo terminal. Because GDS continued operating the business notwithstanding the termination of the lease, we initiated legal proceedings to have them evicted. A final judgment was issued in February 2017, terminating the lease agreement and ordering the return of 80,000 leased square meters to us. In December 2017, an area of 78,000 square meters was judicially delivered to us, and in May 2018, we recovered full possession of the building leased to customs agents. However, despite two judgments in our favor, as of April 8, 2022, the return of 14,000 square meters currently in the possession of GDS remains pending.

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

As of April [-], 2023, the three appeals filed by GDS have been resolved in favor of Mérida Airport, and one amparo is still under review by the Federal Civil and Administrative Court in Merida. Despite the favorable appeals, GDS has filed another appeal alleging that the return of the 14,000 square meters of land is improper because such land is owned by the Mexican Ministry of Finance and Public Credit. We filed a response to such appeal and a hearing is scheduled for March 30, 2023. We believe this claim will not proceed, as GDS has already exhausted all its judicial remedies in connection with this claim.

Cozumel International Airport

Cozumel International Airport (the “Cozumel Aiport”) is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2022, 663,270 passengers traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 1.1 million, 650,117 and 2.9 million cruise ship visitors in 2020, 2021, and 2022, respectively. Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers. The airport’s most important points of origin and destination are Mexico City, Houston and Dallas. The island of Cozumel has a population of 107,509.

The airport has a commercial runway with a length of 2,700 meters (1.7 miles). The airport has one main commercial terminal with six boarding positions and a total area of 12,071 square meters (approximately 129.93 thousand square feet). The airport also has a general aviation building for small private aircraft. There are currently 37 commercial spaces operating at Cozumel Airport.

Villahermosa International Airport

Villahermosa International Airport (the “Villahermosa Airport”) is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of 1.2 million. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry. During 2022, the airport served approximately 1.2 million passengers, substantially all of which arrived on domestic flights. The airport’s most important points of origin and destination are Mexico City and Monterrey.

As a result of a modernization project carried out in 2006, the airport’s commercial aviation apron was extended by a total of 12,521 square meters (approximately 134.6 thousand square feet), representing an increase of 87.0%. The terminal building was expanded from 5,463 square meters (approximately 58.7 thousand square feet) to 9,584 square meters (approximately 103.2 thousand square feet), representing an increase of 77.0%. There are currently 24 commercial spaces operating at Villahermosa Airport.

The airport has one runway with a length of 2,200 meters (1.4 miles), which was repaired in 2010. The airport’s terminal has eight contact positions, including four with telescopic corridors for the direct boarding and deplaning of passengers between the aircraft and the terminal building.

In February 2014, the Palenque International Airport opened in the city of Palenque, 46.9 miles from Villahermosa. We do not believe the Palenque International Airport has had an impact on passenger traffic at Villahermosa Airport and we estimate that any impact that may be experienced in the future would not be significant.

Oaxaca International Airport

Oaxaca International Airport (the “Oaxaca Aiport”) serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of 459,553. The airport served 1.3 million passengers in 2022, most of which were domestic. The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport’s most important point of origin and destination is Mexico City and Tijuana.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with nine contact positions. The airport also includes a general aviation building for small private airplanes with 38 positions and two additional positions for helicopters. There are currently 27 commercial spaces operating at Oaxaca Airport.

Veracruz International Airport

Veracruz International Airport (the “Veracruz Aiport”) is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of 752,595. Veracruz is one of the busiest ports in Mexico, accounting for 15.7% of all commercial traffic in Mexican ports, and is the location of the country’s largest container terminal. According to the Mexican Bureau of Ports, Veracruz accounted for 11.9% of all waterborne cargo handled by Mexican ports in 2022. In 2022, the airport served approximately 1.3 million passengers. Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important points of origin and destination are Mexico City, Cancún, Monterrey and Guadalajara.

The original 4,065 square meters (43,700 square feet) of the terminal building at the airport were remodeled in 2005, and an extension of 2,000 square meters (21,500 square feet) was added, representing an increase of 49.0%. In addition, special collapsible jetways were built to protect passengers during boarding and disembarking, along with a new international baggage claim facility and bigger, newer offices and facilities for federal authorities. There are currently 27 commercial spaces operating at Veracruz Airport.

At the end of 2015, we concluded an extensive remodeling and expansion project in the terminal building at the Veracruz Airport, as foreseen in our Master Development Program in Mexico. In response to increased passenger numbers and with the aim of maintaining service standards, the surface area of the terminal building was expanded by 174% to over 17,500 square meters, with the installation of three new boarding gates with passenger boarding bridges, for a total of 9 gates. The expansion project has created increased capacity in baggage-screening facilities, queuing areas and counters for check-in, security filters, boarding lounges, luggage-reclaim areas, and public car parking, among other functional areas of the terminal-building complex. The new design of the terminal building also improves the separation of domestic and international passenger flows.

The airport has one perpendicular runway with a length of 2,400 meters (1.5 miles). The airport has one main commercial terminal. The airport also has a general aviation building for small private aircraft with 10 positions and seven additional positions for helicopters.

Huatulco International Airport

Huatulco International Airport (the “Huatulco Airport”) serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast. Huatulco has a population of 45,857, and was first developed as a tourist resort in the late 1980s. The airport served 971,035 passengers in 2022, most of which were domestic. The substantial majority of the airport’s passengers are international tourists, although the majority arrive through domestic flights and are classified as domestic passengers because of their connection in Mexico City. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 3,000 meters (1.9 miles). It was extended from a previous length of 2,700 meters (1.7 miles). The airport’s terminal has eight positions for commercial aircraft. The airport has a general aviation building with 18 positions for small private airplanes and one position for helicopters. There are currently 33 commercial spaces operating at Huatulco Airport.

Tapachula International Airport

Tapachula International Airport (the “Tapachula Airport”) serves the city of Tapachula, which has a population of 384,156, and the state of Chiapas. In 2022, the airport served 503,254 passengers, substantially all of which were domestic. The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one terminal with two remote boarding positions and two contact positions. The airport also has a general aviation building for small private aircraft with 18 positions and one position for helicopters. There are currently 19 commercial spaces operating at Tapachula Airport.

Minatitlán International Airport

Minatitlán International Airport (the “Minatitlán Airport”) is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos in the state of Veracruz, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán. The metropolitan area comprised of these three cities has a population of 514,629. In 2022, the airport served 112,018 passengers. In recent years, the airport’s passenger traffic has decreased due to lower oil and petrochemical industry activity in Coatzacoalcos and Cosoleacaque. The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses. Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,100 meters (1.3 miles). The airport’s main terminal has four remote parking positions. The airport has a general aviation building for small private airplanes with 11 boarding positions and two additional positions for helicopters. There are currently 14 commercial spaces operating at Minatitlán Airport.

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

Principal Air Traffic Customers of our Mexican Airports

As of December 31, 2022, 7 Mexican airlines and 64 international airlines operated flights at our nine airports (including airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.

Volaris is the Mexican airline that operates the most flights at our Mexican airports. Among foreign airlines, American Airlines and United Airlines operate the greatest number of flights to and from our Mexican airports. In 2022, American Airlines and United Airlines accounted for 10.4% and 8.8%, respectively, of our revenues.

During late March 2019, Interjet experienced a series of flight delays and cancellations resulting in part from a shortage of employees to serve all of Interjet’s scheduled flights for the period. On December 11, 2020, Interjet stopped all flights and has not resumed operations. Similarly, on February 28, 2023 Viva Air, which represented only 0.31% of regulated revenues in our Mexican airports, suspended all flights and has not resumed operations since.

The following table sets forth our principal air traffic customers at our Mexican airports based on the percentage of regulated revenues they represented for the years ended December 31, 2020, 2021 and 2022:

Principal Air Traffic Customers of our Mexican Airports

	Percentage of ASUR Mexico Revenues
	Year ended December 31,
	2020	2021	2022
Customer
American Airlines, Inc.	11.8%	12.1%	10.4%
Aeroenlaces Nacionales, S. A. de C. V. (VivaAerobus)	11.1%	11.6%	11.9%
Concesionaria Vuela Compañía de Aviación SAPI de CV (Volaris)	10.3%	12.2%	12.0%
United Airlines, Inc.	8.6%	10.5%	8.8%
Delta Air Lines Inc.	7.8%	7.5%	5.7%
Aerolitoral, S. A. de C. V. (Aeromexico Connect)	6.5%	5.2%	3.6%
Aerovías de México, S. A. de C. V. (Aeromexico)	5.5%	6.3%	6.5%
ABC Aerolíneas, S. A. de C. V. (Interjet)	5.0%	0%	0%
Southwest Airlines Co.	3.2%	4.8%	4.2%
Other	30.2%	29.8%	36.9%
Total	100.0%	100.0%	100.0%

The COVID-19 outbreak began in December 2019 and caused a significant reduction in passenger traffic at our Mexican airports starting in March 2020. During the second, third and fourth quarters of 2020, our passenger traffic in Mexico decreased 66.6% relative to the same period in 2019. During 2022, our passenger traffic in Mexico increased 35.6% relative to 2021, increased 139.1% relative to the same period in 2020 and increased 15.7% relative to the same period in 2019.

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

In October 2020, the Mexican President announced that as part of an effort to develop the southeast of Mexico, the Mexican Army will build and operate the Felipe Carrillo Puerto International Airport in the State of Quintana Roo, with plans to complete its construction in December 2023. The Mexican government had previously secured a piece of land measuring approximately 1,200 hectares where it will build the new airport, located approximately 130 km south of Cancun Airport in the municipality of Felipe Carrillo Puerto and has announced that the airport’s inauguration will be concurrent with the inauguration of the Mayan Train. The Mayan Train is a proposed intercity railway project that is set to connect airports and historic Mayan sites in Mexico, with rail coverage in the States of Chiapas, Yucatán and Quintana Roo.

While we cannot predict the impact that the Felipe Carrillo Puerto International Airport will have on passenger traffic at our Cancun Aiport, we do not believe that any possible impacts that we may experience in the future would be significant.

The Mexican Airport and Auxiliary Services Agency currently operates six small airports in Mexico’s southeast region and Grupo Aeroportuario de Chiapas (“GAC”) operates two. The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 3.74% of passenger traffic in the region and GAC estimates that its airports account for less than 3.73% of passenger traffic in the region.

Luis Muñoz Marín International Airport

We, through Aeropuerto de Cancún, own a 60.0% interest in Aerostar, which was awarded the forty-year LMM Lease for the LMM Airport with an initial term beginning on February 27, 2013. The LMM Airport is located three miles outside of San Juan, Puerto Rico. It is the Caribbean’s largest and busiest airport, offering leisure and business travel to over 52 destinations. The LMM Airport serves the capital of San Juan and it is the primary gateway from Puerto Rico to international destinations and the mainland United States. The LMM Airport is ranked as the eighth largest medium hub facility and the thirty-eighth largest airport in the United States by the FAA based on number of enplanements, as of December 31, 2022. According to the PRPA, in 2020, 2021 and 2022, approximately 4.8 million passengers, 9.7 million passengers and 10.3 million passengers, respectively, traveled through the LMM Airport.

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

In 2017, LMM Airport opened eight commercial spaces. In 2018, eight commercial spaces were opened. In 2019, sixteen commercial spaces were opened. No commercial spaces were opened in 2020 and 2021. In 2022, 8 commercial spaces were opened.

Principal Air Traffic Customers of LMM Airport

As of December 31, 2022, 26 domestic and 14 international airlines were operating directly or through code-sharing arrangements, where two or more airlines share the same flight and each airline publishes and markets the flight under its own flight number, at LMM Airport. Some airlines serve both international and domestic destinations.

As of December 31, 2022, scheduled passenger air services at LMM Airport were provided by 19 airlines (together with regional affiliates and other partners).

The following table sets forth our principal air traffic customers at LMM airport based on the percentage of Puerto Rico regulated revenues they represented for the year ended December 31, 2022.

Principal Air Traffic Customers of LMM Airport

	Percentage of ASUR Puerto Rico Revenues
	Year ended December 31,
	2020	2021	2022
Customer
JetBlue Airways	24%	27%	24%
American Airlines	11%	13%	12%
Spirit Airlines	11%	10%	11%
Frontier Airlines	5%	6%	10%
Southwest Airlines	8%	9%	8%
United Airlines	6%	8%	7%
Delta Air Lines Inc.	6%	7%	6%
Fedex	4%	2%	3%
United Parcel Services	3%	2%	2%
Amerijet	2%	2%	2%
Iberia	1%	1%	2%
Other	19%	13%	13%
Total	100%	100%	100%

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

The COVID-19 outbreak began in December 2019 and caused a significant reduction in passenger traffic at LMM Airport starting in March 2020. During the second, third and fourth quarters of 2020, our passenger traffic in Puerto Rico decreased 63.0% relative to the same period in 2019. During 2022, our passenger traffic in Puerto Rico increased 6.5% relative to 2021, increased 112.8% relative to the same period in 2020 and increased 9.1% relative to the same period in 2019.

In 2022, passengers at LMM Airport traveling to and from the mainland United States represented 91% of total passenger traffic. The LMM Airport’s passenger segments are primarily divided among leisure, visiting friends and relatives and business.

Aerostar’s Operating Agreement

In order to participate in the bidding process for the LMM Airport, Aeropuerto de Cancún entered into a joint venture with two of Oaktree’s infrastructure funds, Highstar Capital IV, L.P. (Highstar IV) and Highstar Aerostar Prism/IV-A Holdings, L.P. (Highstar Aerostar) and created Aerostar on March 14, 2012 for the purpose of leasing, developing, operating and managing the LMM Airport pursuant to the LMM Lease, the Airport Use Agreements and the terms of the contracts related to the LMM Airport assumed by Aerostar as of February 27, 2013.

On February 22, 2013, Aeropuerto de Cancún made a U.S.$100.0 million subordinated shareholder loan to Aerostar to partially fund the cost of acquiring the concession to operate the LMM Airport. This subordinated shareholder loan is now treated as an intercompany loan as we have consolidated Aerostar’s financial results into ASUR’s financial results. In April 2021, the remaining balance on this loan was paid, including capitalized interest.

In May 2017, Highstar Aerostar sold a 10.0% interest in Aerostar to Aeropuerto de Cancún, pursuant to a Membership Interest Purchase Agreement. As a result of this transaction, Aeropuerto de Cancún holds a 60.0% equity interest in Aerostar. In addition, Highstar Aerostar sold its remaining 40.0% interest in Aerostar to PSP Investments, pursuant to a separate Membership Interest Purchase Agreement. Following the closing of both transactions, we now hold a 60.0% equity interest in Aerostar through Aeropuerto de Cancún, and PSP Investments holds a 40.0% equity interest through AviAlliance, a wholly-owned subsidiary of PSP Investments. Starting June 1, 2017, we began to consolidate Aerostar’s financial results into ASUR’s financial results. We intend to continue operating Aerostar and the LMM Airport in a manner substantially consistent with prior operations.

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

As a member of Aerostar, Aeropuerto de Cancún was required to make an initial capital contribution equivalent to (x) its proportionate share of the Leasehold Fee required under the LMM Lease, minus (y) any anticipated net cash proceeds of any debt financing incurred for the purpose of paying the Leasehold Fee, multiplied by (z) its membership percentage at least two business days prior to the Closing. Our Aeropuerto de Cancún membership percentage at that time was 50.0%. Under the Amended and Restated Operating Agreement, Aeropuerto de Cancún is not required to make any additional capital contributions to Aerostar unless it is required to do so by the Amended and Restated Operating Agreement or such additional capital contributions are approved by the operating board of managers by supermajority vote. Additionally, if (i) during the terms of either the LMM Lease or the Airport Use Agreements, Aerostar requires additional financing to meet its obligations under these agreements or to ensure that it is not insolvent, and Aerostar is not able to obtain financing on terms acceptable to the managers, or (ii) Aerostar’s President and Chief Financial Officer reasonably determine that within thirty (30) days Aerostar will not have enough working capital to meet its current expenses, and the managers fail to agree by supermajority vote (a supermajority defined as a majority consisting of at least one manager designated by each member) that additional capital contributions are required, then the members are required to make such additional capital contributions, in proportion to their respective membership percentages, without the need for further action by the managers. If the managers agree or the President and CFO determine that additional capital contributions are needed, then the members must make such contribution within seven business days after the managers make the determination. To date, no additional capital contributions have been required. Aeropuerto de Cancún is not entitled to receive interest on any capital contribution made to Aerostar.

Aeropuerto de Cancún is entitled to distributions in accordance with its membership percentage, subject to the adequacy of projected cash flows after giving effect to any distribution, any capital expenditure requirements, any financial covenants contained in any financing documents or other agreements to which Aerostar is a party and the need to maintain a reasonable level of working capital for Aerostar.

Aerostar’s property, business and affairs are managed by an operating board, and certain strategic decisions are left to a members board.

The operating board is comprised of eight managers, which are appointed by the members in proportion to their respective membership units. Each member that holds at least a 12.5% membership interest in Aerostar (each, an “Electing Member”) will be entitled to appoint, remove and replace one manager for each 12.5% interest it holds; any managers not elected by the Electing Members will be elected by a vote of the majority of membership interests. Accordingly, our Aeropuerto de Cancún is entitled to designate four members of the board of managers and, because it has the majority of membership interests, is able to elect a fifth member. AviAlliance is entitled to elect three members of the board of managers.

All operating and management decisions relating to Aerostar, except for major decisions, require the approval of the majority of the votes of the managers. Senior officers, including the President, Chief Financial Officer, and Chief Operating Officer, may be removed or replaced at any time and for any reason by a majority of the board of managers, which we control. Certain major decisions require the supermajority vote of the operating board. These decisions include:

●	determining the amount of cash available for distributions and approving any distributions to be made to the members;

●	amending in a material way the LMM Lease to operate the LMM Airport, the Airport Use Agreements governing the Signatory Airlines’ use or the LMM Airport financing documents to which Aerostar is a party;
●	approving and implementing any incentive compensation, option or similar plan for officers or other employees of Aerostar;
●	approving Aerostar’s annual budget or any deviations from the set budgets by more than 5.0%, and the capital expenditure budget, any single capital expenditure in the budget greater than U.S.$2.5 million and any single deviation from the capital expenditure budget in excess of the lesser of 5.0% or U.S.$500,000;
●	material borrowings from third parties and material encumbrances;
●	affiliate transactions;
●	changing Aerostar’s corporate structure, business or business plans;
●	settle any material litigation;
●	sales of assets having a market value in excess of U.S.$50,000 or U.S.$500,000 in aggregate in any 12-month period;
●	the determination of the contents of, and approval of, a final “strategy document” for the company’s capacity enhancement plan;
●	making calls for additional capital contributions by the members;
●	any transaction to merge or consolidate Aerostar with another Person, any transaction to sell, transfer, assign, convey or otherwise dispose of all or substantially all of the assets or rights of Aerostar or any transaction to purchase all or substantially all of the assets or rights of any Person by Aerostar;
●	any proposal to liquidate or dissolve Aerostar or have it file for bankruptcy or initiate similar proceedings;
●	raising capital rights issues; and
●	commencing any legal proceedings on behalf of Aerostar against a member.

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

Other operating revenues:

In July 2022, other operating revenues of Aerostar included the recognition of Ps.300.4 million from a judgment ruled in favor of Aerostar in connection with Aerostar's right to charge a fee for aviation fuel dispatched from the airport between 2013 and 2021.

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

Colombia

Prior to the outbreak of COVID-19, Colombia was growing as an increasingly popular tourist destination in Latin America. According to the Colombian Ministry of Commerce, Industry and Tourism, Colombia attracted approximately 4.57 million international visitors in 2022, a 130.4% increase compared to the same period in 2021, and approximately 1.98million international visitors in 2021, a 43.6% increase compared to the same period in 2020. In particular, Medellín and its outskirts, where we operate José María Córdova International Airport and Enrique Olaya Herrera Airport, is one of the most-visited cities in Colombia.

Our Colombian airports served approximately 4.2 million passengers in 2020, approximately 10.5 million passengers in 2021 and approximately 16.5 million passengers in 2022. For year-by-year passenger figures, see “—Our Colombian Airports.”

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

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft. Passenger charges are established and regulated by Aerocivil pursuant to Resolution 04530 of 2007. Pursuant to Aerocivil regulations and the concession agreement, José María Córdova, Montería and Quibdó Airports apply the same domestic passenger charge, Enrique Olaya Herrera Airport has its own domestic passenger charge and Carepa and Corozal apply the same domestic passenger charge. José María Córdova and Enrique Olaya Herrera Airports apply the same international passenger charge. International passenger charges are U.S. dollar denominated. As of January 15, 2023, the charge for international passengers was U.S.$ 48 for the José María Córdova and Enrique Olaya Herrera Airports. Colombian domestic passenger charges are Colombian peso denominated. As of January 15, 2023, the charge for Colombian domestic passengers was Ps. 82.19, Ps. 104.24, Ps. 82.19, Ps. 41.30, Ps. 82.19, and Ps. 41.30 for the José María Córdova, Enrique Olaya Herrera, Montería, Carepa, Quibdó and Corozal Airports, respectively. These amounts have been translated at the rate of COP$ 249.42 per Ps.1.00, which corresponds to the Colombian Peso Market Exchange Rate as of January 16, 2023.

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

Commercial Activities

Within our six Colombian airports, we leased 663 commercial premises through 450 contracts with local tenants as of December 31, 2022. Our most important tenants in terms of occupied space and revenue in 2022 were Duty Free Partners Colombia S.A.S., Sapia CI S.A.S, Mera Medellin S.A.S, Aerovías del Continente Americano S.A. (Avianca), Global Lounge Colombia S.A.S., Marketmedios Comunicaciones, S.A.S., Organización Terpel S.A., La S.A. Sociedad de Apoyo Aeronautico S.A., Tampa Cargo S.A., Fast Colombia S.A.S., Globoshops S.A.S., Longport Colombia LTDA, among others. In 2021, we provided support to some of our tenants by extending payment terms to 180 days. Our support programs have concluded, and our tenants have returned to paying in accordance within the time stated in their contracts.

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

Our Colombian Airports

In 2022, our Colombian airports served a total of 16.5 million passengers, excluding passengers in transit and private aviation passengers. In 2022, José María Córdova International Airport accounted for 78.6% of our passenger traffic and 88.31% of our revenues, in each case from our Colombian airports.

José María Córdova International Airport in Rionegro and Enrique Olaya Herrera Airport in Medellín are designated as international airports under Colombian aeronautical regulations, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

José María Córdova International Airport

José María Córdova International Airport is the second-busiest airport in Colombia in terms of passenger traffic. The airport is located in Rionegro, approximately 30 minutes from Medellín. Medellín has a population of approximately 2.6 million as of December 31, 2022, and is situated in a valley in the mountainous Antioquia department. The city is an urban center that is home to various businesses, museums, universities and parks. In addition, Medellín hosts an annual flower festival that attracts visitors.

The airport’s most significant points of origin and destination are Bogotá, Cartagena, Santa Marta, Cali, Panama City, San Andrés, and Miami, among others. During 2022, approximately 13 million passengers traveled through José María Córdova International Airport, including 2.8 million international passengers and 10.2 million domestic passengers.

The following table sets forth the number of international passengers (excluding passengers in transit and private aviation passengers) at José María Córdova International Airport by flight origin or destination.

	International Passenger Traffic
	Year ended December 31,
	2020	2021	2022

	(in thousands )
City:
Panama City	165.9	367.8	636.0
Miami	153.9	448.0	563.7
Fort Lauderdale	91.6	175.6	197.0
Madrid	47.6	38.4	152.5
Lima	33.1	41.3	144.1
Mexico City	47.9	108.2	244.7
Other	50.1	366.6	849.6
Total	590.1	1,545.9	2,787.6

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through José María Córdova International Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2020	2021	2022

	(in thousands)
City:
Bogotá	1,436.5	2,887.4	4,148.1
Cartagena	285.9	781.8	1,391.8
Cali	196.7	520.5	912.7
San Andrés	124.1	538.1	629.6
Barranquilla	159.8	331.9	560.4
Santa Marta	182.6	620.2	982.4
Other	96.3	629.1	1,560.5
Total	2,481.9	6,309.0	10,185.5

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. José María Córdova International Airport currently has one runway, with a length of 3,440 meters (2.1 miles). José María Córdova International Airport was built in 1985 and currently has two terminals (passenger and cargo terminals).

There are currently 311 businesses operating in José María Córdova International Airport.

Enrique Olaya Herrera Airport

Enrique Olaya Herrera Airport also serves the city of Medellín, and was the city’s main airport until the opening of José María Córdova International Airport in 1985. The airport is conveniently located within Medellín city limits and serves domestic flights to cities such as Pereira, Bogotá and Montería. The airport’s primary points of origin and destination are Quibdó, Apartadó, Pereira, Bogotá, Montería and Bahía Solano. In 2022, approximately 1.27 million passengers traveled through Enrique Olaya Herrera Airport.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Enrique Olaya Herrera Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2020	2021	2022

	(in thousands)
City:
Quibdó	96.2	195.3	241.9
Apartadó	77.0	188.6	210.0
Bogotá	39.6	56.9	93.9
Montería	43.4	61.7	68.4
Pereira	41.0	98.1	107.5
Bucaramanga	23.3	39.4	38.8
Corozal	9.5	15.5	19.3
Manizales	17.7	40.0	48.1
Other	116.9	313.3	436.5
Total	464.6	1,008.8	1,264.4

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). Enrique Olaya Herrera Airport was built in 1932.

There are currently 163 businesses operating at Enrique Olaya Herrera Airport.

Los Garzones Airport

Los Garzones Airport serves the city of Montería, Colombia. The city of Montería is located in the northern region of Colombia and has a population of 512,000 as of December 31, 2022. The city is located approximately 30 miles from the Caribbean Sea and has an inland seaport connected to the Caribbean Sea by the Sinú River. During 2022, 1.57 million passengers traveled through Los Garzones Airport, including only Colombian domestic passengers. The airport’s primary points of origin and destination are Bogotá and Medellín. The airport serves domestic flights to cities such as Bogotá, Medellín, Calí and Barranquilla.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Los Garzones Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2020	2021	2022

	(in thousands)
City:
Bogotá	289.8	746.1	943.7
Medellín	121.2	348.6	564.6
Barranquilla	5.1	3.7	19.6
Other	1.9	0.00	41.5
Total	418.0	1,098.4	1,569.4

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 2,298 meters (1.4 miles). Los Garzones Airport was built in 1974.

There are currently 56 businesses operating at Los Garzones Airport.

Antonio Roldán Betancourt Airport

Antonio Roldán Betancourt Airport serves the city of Carepa, Colombia. The city of Carepa has a population of 57,484 as of December 31, 2022. During 2022, 263,093 passengers traveled through Antonio Roldán Betancourt Airport. The airport’s primary point of origin and destination is Medellín. The airport serves domestic flights to cities such as Bogotá, Medellín and Quibdó.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Antonio Roldán Betancourt Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2020	2021	2022

	(in thousands )
City:
Medellín	82.2	207.8	233.9
Bogotá	6.5	14.9	21.9
Quibdó	1.0	1.4	5.9
Other	0.5	0.00	1.4
Total	90.2	224.1	263.1

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,964 meters (1.2 miles). Antonio Roldán Betancourt Airport was built in 1989.

There are currently 26 businesses operating at Antonio Roldán Betancourt Airport.

El Caraño Airport

El Caraño Airport serves the city of Quibdó, Colombia, located on the Atrato River in the western region of the country. The city of Quibdó has a population of 97,700 as of December 31, 2021. During 2022, 379,948 passengers traveled through El Caraño Airport. The airport’s primary points of origin and destination are Medellín and Bogotá. The airport serves domestic flights to cities such as Medellín and Bogotá.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through El Caraño Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2020	2021	2022

	( in thousands )
City:
Medellín	100.5	205.6	256.1
Bogotá	23.8	45.2	64.0
Calí	6.8	9.9	12.9
Bahía Solano	9.6	19.4	17.8
Other	8.2	22.8	29.1
Total	148.9	302.9	379.9

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). El Caraño Airport was built in 1957.

There are currently 36 businesses operating at El Caraño Airport.

Las Brujas Airport

Las Brujas Airport serves the city of Corozal, Colombia. The city of Corozal has a population of 65,800 as of December 31, 2022. During 2022, 56,289 passengers traveled through Las Brujas Airport. The airport’s primary point of origin and destination is Bogotá. The airport serves domestic flights to cities such as Bogotá and Medellín.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Las Brujas Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2020	2021	2022

	( in thousands )
City:
Bogotá	12.0	25.8	35.9
Medellín	9.4	15.3	20.2
Other	0.3	—	0.2
Total	21.7	41.1	56.3

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). Las Brujas Airport was built in 1939.

There are currently 13 businesses operating at Las Brujas Airport.

Principal Air Traffic Customers of our Colombian Airports

As of December 31, 2022, 11 international and 9 Colombian airlines operated flights at our six Colombian airports.

Viva Colombia represented 17.4% of air passenger traffic at our Colombian airports in 2022, however on February 28, 2023 it has temporarily suspended operations due to financial distress.

Avianca is the Colombian airline that operates the most flights at our Colombian airports. Among foreign airlines, COPA and American Airlines operate the greatest number of flights to and from our Colombian airports.

The following table sets forth our principal air traffic customers at our Colombian airports based on the percentage of revenues they represented for the year ended December 31, 2022.

Principal Air Traffic Customers at Our Colombian Airports

	Percentage of ASUR Colombian Revenues
	Year ended December 31,
	2020	2021	2022
Customer
Aerovías del Continente Americano (AVIANCA)	19.7%	16.4%	20.5%
AeroRepública S.A. (COPA Airlines)	15.1%	13.2%	18.6%
Fast Colombia SAS (Viva Colombia)	15.0%	17.1%	17.4%
Aerovías de Integración Regional S.A. (LATAM)	7.5%	8.9%	8.7%
American Airlines Inc.	6.9%	12.2%	9.7%
Empresa Aérea de Servicios y Facilitación Logística Integral (EASYFLY)	5.3%	4.2%	3.2%
Spirit Airlines Inc.	6.7%	7.1%	7.2%
Satena	2.8%	2.2%	1.3%
Jet Blue Airways Corporation	2.4%	3.0%	1.8%
Others	18.6%	15.7%	11.6%
	100.0%	100.0%	100.00%

(1)	TACA’s routes were absorbed by Avianca on February 21, 2019.

The COVID-19 outbreak began in December 2019 and caused a significant reduction in passenger traffic at our Colombian airports starting in March 2020. During the second, third and fourth quarters of 2019, our passanger traffic in Colombia decreased 83.4% relative to the same period in 2019. During 2022, our passenger traffic in Colombia increased 56.8% relative to 2021, increased 291.6% relative to the same period in 2020 and increased 37.0% relative to the same period in 2019.

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

MEXICAN REGULATORY FRAMEWORK

Applicable Law in Mexico

The following are the principal laws, regulations and instruments that govern our business and the operation of our Mexican airports:

●	the General Law of Commercial Corporations, enacted August 4, 1934,
●	the Mexican Communications Law, enacted February 19, 1940,
●	the Federal Labor Law, enacted April 1, 1970,
●	the Customs Law, enacted December 15, 1995,
●	the Value Added Tax Law, enacted December 29, 1978,
●	the Mexican Federal Duties Law, enacted December 31, 1981,
●	the Mexican Civil Aviation Law, enacted May 12, 1995,
●	the Social Security Law, enacted December 21, 1995,
●	the Mexican Airport Law, enacted December 22, 1995,
●	the Regulations to the Mexican Civil Aviation Law, enacted December 7, 1998,
●	the concessions that entitle our subsidiaries to operate our nine airports, which were granted in 1998 and amended in 1999,
●	the Regulations to the Mexican Airport Law, enacted February 17, 2000,
●	the Mexican National Assets Law, enacted May 20, 2004,
●	the Securities Market Law, enacted December 30, 2005,
●	the Income Tax Law, enacted December 11, 2013, and
●	the Federal Economic Competition Law, enacted May 23, 2014.

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

On May 23, 2014, the LFCE was enacted. The LFCE grants broad powers to the COFECE, including the abilities to regulate essential facilities, investigate companies and eliminate barriers to competition in order to promote access to the market and order the divestment of assets. The LFCE also entrusts COFECE with the ability to conduct merger-control review and investigate anti-competitive behavior, and sets forth significant liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, including fines. COFECE’s decisions may only be challenged through indirect appeal (amparo indirecto).

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

Relevant reforms to labor and employment regulations during 2021 and 2022

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

Fines for non-compliance with the Labor Subcontracting Reform may amount up to Ps.5.1 million. There can be no assurances that these changes will not affect our business, results of operations and financial condition.

On December 27, 2022, a decree amending articles 76 and 78 of the Federal Labor Law regarding vacations was published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) ("Mexican Official Gazette"). The reform to the Federal Labor Law allows employees to have a minimum vacation period of 12 days as from the first year of service, which will increase by 2 working days until reaching 20 days for each year of service. Vacation days will subsequently increase according to the seniority of the employees.

Role of the Ministry of Infrastructure, Communications and Transportation

The Ministry of Infrastructure, Communications and Transportation is the principal regulator of airports in Mexico and is authorized by the Mexican Airport Law to perform the following functions:

●	grant, modify and revoke concessions for the operation of airports,

●	establish air transit rules and rules regulating take-off and landing schedules through the Mexican air traffic control authority,
●	take all necessary action to create an efficient, competitive and non-discriminatory market for airport-related services,
●	approve any transaction or transactions that directly or indirectly may result in a change of control of a concession holder,
●	approve the master development plans prepared by each concession holder every five years,
●	determine each airport’s maximum rates,
●	approve any agreements entered into between a concession holder and a third party providing airport or complementary services at its airport,
●	establish safety regulations,
●	monitor airport facilities to determine their compliance with the Mexican Airport Law, other applicable laws and the terms of the concessions, and
●	impose penalties for failure to observe and perform the rules under the Mexican Airport Law, the Mexican Airport Law regulations and the concessions.

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

Classification of Services Provided at Mexican Airports

The Mexican Airport Law and the Mexican Airport Law regulations classify the services that may be rendered at an airport into the following three categories:

●	Airport Services. Airport services may be rendered only by the holder of a concession or a third party that has entered into an agreement with the concession holder to provide such services. These services include: —the use of airport runways, taxiways and aprons for landing, aircraft parking and departure, —the use of hangars, passenger walkways, transport buses and automobile parking facilities, —the provision of airport security services, rescue and firefighting services, ground traffic control, lighting and visual aids, —the general use of terminal space and other infrastructure by aircraft, passengers and cargo, and —the provision of access to an airport to third parties providing complementary services (as defined in the Mexican Airport Law) and third parties providing permanent ground transport services (such as taxis).
●	Complementary Services. Complementary services may be rendered by an airline, by the airport operator or by a third party under agreements with airlines or the airport operator. These services include: —ramp and handling services, —passenger check-in, and —aircraft security, catering, cleaning, maintenance, repair and fuel supply and related activities that provide support to air carriers.
●	Commercial Services. Commercial services involve services that are not considered essential to the operation of an airport or aircraft, and include: —the leasing of space to retailers, restaurants and banks and —advertising.

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

Each master development plan is for a 15-year period and is required to be updated every five years and resubmitted for approval to the Ministry of Infrastructure, Communications and Transportation. Upon such approval, the master development plan is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made pursuant to a concession holder’s master development plan or upon approval by the Ministry of Infrastructure, Communications and Transportation. Information required to be presented in the master development plan includes:

●	airport growth and development expectancies,
●	15-year projections for air traffic demand (including passenger, cargo and operations),
●	construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities and equipment,
●	five-year detailed investment program and planned major investments for the following 10 years,
●	probable sources of financing,
●	descriptive airport plans, and
●	environmental protection measures.

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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2019		2020		2021		2022		2023		Totals

	(millions of constant Mexican pesos as of December 31,2022)(1)
Cancún	1,556.6	(2)	2,218.5	(2)	1,737.2	(2)	1,063.0	(2)	266.6	(2)	6,841.9	(2)
Cozumel	46.1		84.4		139.7		83.2		29.2		382.6
Huatulco	263.1		125.9		95.4		115.2		109.7		709.3
Mérida	534.4		822.0		921.7		483.3		18.0		2,779.4
Minatitlán	46.8		31.7		64.3		22.7		10.5		176.0
Oaxaca	112.6		229.9		152.4		71.9		25.6		592.4
Tapachula	17.4		11.8		331.1		289.7		42.8		692.8
Veracruz	131.3		163.5		194.5		72.6		35.6		597.5
Villahermosa	149.3		158.7		199.8		44.2		34.6		586.6
Total	2,857.6		3,846.4		3,836.1		2,245.8		572.6		13,358.5
(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2022, we have invested Ps 2,245.8 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments		Indicative Investments
	January 1, 2019-		January 1, 2024-	January 1, 2029-
Airport	December 31, 2023		December 31, 2028	December 31, 2033

	(millions of constant Mexican pesos as of December 31,2022)(1)
Cancún	6,841.9	(2)	7,240.7	5,769.2
Cozumel	382.6		485.5	278.0
Huatulco	709.3		496.7	254.9
Mérida	2,779.4		800.9	594.3
Minatitlán	176.0		301.5	107.2
Oaxaca	592.4		962.6	201.1
Tapachula	692.8		170.1	189.6
Veracruz	597.5		447.0	576.9
Villahermosa	586.6		404.5	550.3
Total	13,358.5		11,309.5	8,521.5
(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
(2)	As of December 31, 2022, we have invested Ps.2,245.8 million (which is included in the investment commitments for this period shown above).

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

All other sources of revenues at our Mexican airports are not regulated. 37.4%, 48.1% and 56.0% of our Mexican revenues in 2020, 2021 and 2022, respectively, were derived from regulated sources of revenue.

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

	Maximum Rates(1)(2)
	Year ended December 31,
Airport	2019	2020	2021	2022	2023
Cozumel	335.11	332.76	526.87	523.18	519.52
Tapachula	315.97	313.75	368.33	365.75	363.20
Minatitlán	311.34	309.15	537.98	534.22	530.48
Villahermosa	259.48	257.66	293.42	291.37	289.34
Veracruz	258.82	257.00	303.96	301.83	299.71
Mérida	248.55	246.81	293.17	291.12	289.09
Huatulco	241.75	240.06	274.28	272.35	270.44
Oaxaca	229.09	227.49	248.28	246.55	244.81
Cancún	226.84	225.25	258.80	256.99	255.19
(1)	Expressed in adjusted Mexican pesos as of December 31, 2022 based on the Mexican producer price index (excluding petroleum).
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

Methodology For Determining Future Maximum Rates

The Rate Regulation provides that each Mexican airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:

●	Projections for the 15-year period of workload units (each of which is equivalent to one passenger or 100 kilograms (220 pounds) of cargo), operating costs and expenses (excluding amortization and depreciation) related to services subject to price regulation.
●	Projections for the 15-year period of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the master development plans.
●	Reference values, which were established in the Mexican concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value.
●	A discount rate to be determined by the Ministry of Infrastructure, Communications and Transportation. The Mexican concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The Mexican concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the prior twenty four months plus a risk premium to be determined by the Ministry of Infrastructure, Communications and Transportation based on the inherent risk of the airport business in Mexico.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Ministry of Infrastructure, Communications and Transportation may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the daily value of the Unit of Measure and Update. As of February 2023, the daily value of the Unit of Measure and Update was Ps. 103.74. As a result, the maximum penalty as of such date could have been Ps. 5.19 million (U.S.$ 266,055). In the event that a Mexican concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Infrastructure, Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

Special Adjustments to Maximum Rates

Once determined, each Mexican airport’s maximum rates are subject to special adjustment only under the following circumstances:

●	Change in law or natural disasters. A concession holder may request an adjustment in its maximum rates if a change in law with respect to quality standards or safety and environmental protection results in operating costs or capital expenditures that were not contemplated when its maximum rates were determined. In addition, a concession holder may also request an adjustment in its maximum rates if a natural disaster affects demand or requires unanticipated capital expenditures. There can be no assurance that any request on these grounds would be approved, or that we would make such a request.
●	Macroeconomic conditions. A concession holder may also request an adjustment in its maximum rates if, as a result of a decrease of at least 5.0% in Mexican gross domestic product in a 12-month period, the workload units processed in the concession holder’s airport are less than that projected when its maximum rates were determined. To grant an adjustment under these circumstances, the Ministry of Infrastructure, Communications and Transportation must have already allowed the concession holder to decrease its projected capital improvements as a result of the decline in passenger traffic volume. There can be no assurance that any request on these grounds would be approved, or that we would make such a request.
●	Increase in concession fee under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds would be approved.
●	Failure to make required investments or improvements. The Ministry of Infrastructure, Communications and Transportation annually is required to review each concession holder’s compliance with its master development plan (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its master development plan, the Ministry of Infrastructure, Communications and Transportation is entitled to decrease the concession holder’s maximum rates and assess penalties.

●	Excess revenues. In the event that revenues subject to price regulation per workload unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the Ministry of Infrastructure, Communications and Transportation is also entitled to assess penalties against the concession holder.

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

The Mexican Airport Law provides that any person or group directly or indirectly acquiring control of a concession holder is required to obtain the consent of the Ministry of Infrastructure, Communications and Transportation to such control acquisition. For purposes of this requirement, control is deemed to be acquired in the following circumstances:

●	if a person acquires 35.0% or more of the shares of a concession holder,
●	if a person has the ability to control the outcome of meetings of the stockholders of a concession holder,
●	if a person has the ability to appoint a majority of the members of the Board of Directors of a concession holder, and
●	if a person by any other means acquires control of an airport.

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

Penalties and Termination and Revocation of Mexican Concessions and Concession Assets

The Mexican Airport Law provides that sanctions of up to 400,000 times the daily value of the Unit of Measure and Update may be assessed for failures to comply with the terms of a concession. As of February, 2023, the daily value of the Unit of Measure and Update was Ps.103.74. As a result, the maximum penalty as of such date could have been Ps.41.5 million (U.S.$2.1 million).

Under the Mexican Airport Law and the terms of the Mexican concessions, a concession may be terminated upon any of the following events:

●	expiration of its term, or any term extension thereof,
●	surrender by the concession holder,
●	revocation of the concession by the Ministry of Infrastructure, Communications and Transportation,
●	reversion (rescate) of the Mexican government-owned assets that are the subject of the concession (principally real estate, improvements and other infrastructure),
●	inability to achieve the purpose of the concession, except in the event of force majeure, or
●	dissolution, liquidation or bankruptcy of the concession holder.

The Mexican National Assets Law, published in the Mexican Official Gazzete on May 20, 2004, among other items, establishes regulations relating to concessions on real property held in the public domain, including the airports that we operate. The Mexican National Assets Law requires concessionaires of real property held in the public domain that are used for administrative or other non-public purposes to pay a tax. In addition, the Mexican National Assets Law establishes new grounds for revocation of concessions for failure to pay this tax.

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

A Mexican concession may be revoked by the Ministry of Infrastructure, Communications and Transportation under certain conditions, including:

●	the failure by a concession holder to begin operating, maintaining and developing an airport pursuant to the terms established in the concession,
●	the failure by a concession holder to maintain insurance as required under the Mexican Airport Law,
●	the assignment, encumbrance, transfer or sale of a concession, any of the rights thereunder or the assets underlying the concession in violation of the Mexican Airport Law,

●	any alteration of the nature or the conditions of an airport’s facilities, as established in the concession title, without the authorization of the Ministry of Infrastructure, Communications and Transportation,
●	consent to the use, or without the approval of air traffic control authorities, of an airport by any aircraft that does not comply with the requirements of the Mexican Civil Aviation Law, that has not been authorized by the Mexican air traffic control authority, or that is involved in the commission of a felony,
●	knowingly appointing or maintaining a chief executive officer or board member of a concession holder that is not qualified to perform his functions under the law as a result of having violated criminal laws,
●	a violation of the safety regulations established in the Mexican Airport Law and other applicable laws,
●	a total or partial interruption of the operation of an airport or its airport or complementary services without justified cause,
●	the failure of ASUR to own at least 51.0% of the capital stock of its subsidiary concession holders,
●	the failure to maintain the airport’s facilities,
●	the provision of unauthorized services,
●	the failure to indemnify a third party for damages caused by the provision of services by the concession holder or a third-party service provider,
●	charging prices higher than those registered with the Ministry of Infrastructure, Communications and Transportation for regulated services or exceeding the applicable maximum rate,
●	any act or omission that impedes the ability of other service providers or authorities to carry out their functions within the airport, or
●	any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

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

Grants of New Mexican Concessions

The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities. The COFECE has the power to ensure compliance of the criteria and conditions to be met by new bidders seeking to be awarded a concession and, under certain circumstances, to investigate and object an award after the bidding process has concluded. In addition, the government may grant concessions without a public bidding process to the following entities:

●	parties who hold permits to operate civil aerodromes and intend to transform the aerodrome into an airport so long as (i) the proposed change is consistent with the national airport development programs and policies, (ii) the civil aerodrome has been in continuous operation for the previous five years and (iii) the permit holder complies with all requirements of the concession,
●	current concession holders when necessary to meet increased demand so long as (i) a new airport is necessary to increase existing capacity, (ii) the operation of both airports by a single concession holder is more efficient than other options, and (iii) the concession holder complies with all requirements of the concession,
●	current concession holders when it is in the public interest for their airport to be relocated,
●	entities in the federal public administration, and
●	commercial entities in which local or municipal governments have a majority equity interest if the entities’ corporate purpose is to manage, operate, develop and/or construct airports.

A recent example of a concessionary grant that did not include a public bidding process, includes the concession referenced in an October 2020 Mexican Presidential announcement, which specified that as part of an effort to develop the southeast of Mexico, the Mexican Army will build and operate a new airport in the City of Tulum, State of Quintana Roo, with plans to commence operations in 2023. For more information on the planned airport, see “Item 3. Key Information—Risks—Risks Relating to our Business—The Mexican government could grant new concessions that compete with our airports, including Cancún International Airport” and “Item 4. Information on the Company—Business Overview—Principal Air Traffic customers of our Mexican Airports—Competition.”

Additionally, under the Mexican Airport Law for the granting of a concession title or the resolution to extend the term thereof, the Ministry of Infrastructure, Communications and Transportation shall file before the Ministry of Finance and Public Credit the following:

●	a favorable opinion regarding the economic profitability of the corresponding project,
●	the registry of the programs portfolio and investment projects, in terms of the Federal Law on Budget and Treasury Responsibility (Ley Federal de Presupuesto y Responsabilidad Hacendaria), in case public funds are used to finance an airport project, and

●	the assessment of the considerations that the concession holder shall pay to the federal government in terms of applicable law. For purposes of this section, the Ministry of Infrastructure, Communications and Transportation shall submit a proposal of said considerations to the Ministry of Finance and Public Credit.

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

On March 11, 2022, CONAGUA published NOM-001-SEMARNAT-2021 (“NOM-001”) in the Mexican Official Gazzette, establishing the maximum permissible levels of pollutants in wastewater discharges into national receiving bodies or into the soil or subsoil. This updated standard will replace NOM-001-SEMARNAT-1996, and will be partially in effect one year after its publication in the Mexican Official Gazette, and fully in effect in 2026. The new standard sets forth different parameters and revised permissible limits of pollutants in wastewater discharges which may require that we implement specific programs in our facilities for purposes of complying with these new parameters and limits. We have implemented measurement and control systems for residual discharges, and we are currently evaluating the impact of the enactment of this updated standard. However, we do not anticipate that the adjustment to NOM-001 would represent a material cost that would affect our results of operations.

Other NOMs establish, for example, the maximum thresholds for air emissions and pollution, list and classify hazardous wastes, regulate noise pollution by establishing the maximum permitted decibel limits and provide for the protection of flora and fauna species, among many other things. PROFEPA and CONAGUA can initiate or bring administrative and criminal proceedings against companies that violate environmental laws, and they have the faculties to order the temporary or permanent shut down of non-complying facilities. Additionally, under the Federal Law of Environmental Responsibility (Ley Federal de Responsabilidad Ambiental), certain third parties, as well as civil organizations, members of affected communities, PROFEPA itself and local environmental enforcement agencies may file environmental damage claims before the district courts. This law provides for a new legal proceeding to demand the reparation of or compensation for environmental damages resulting from unlawful acts or omissions. Under this new law, we could be subject to additional liabilities and penalties.

On the other hand, the General Climate Change Law (Ley General de Cambio Climático) and its Regulations on Matters of the National Emissions Registry set forth that stationary sources that generate 25,000 tons or more of CO2 equivalent per year are required to verify and report their direct and indirect emissions of greenhouse gases to the National Emissions Registry (Registro Nacional de Emisiones). In addition, the General Climate Change Law sets forth the creation of an emissions trading system. For such purposes, a 36-month Pilot Program of the Mexican Emissions Trading System (Programa de Prueba del Sistema de Comercio de Emisiones) was put in place on January 1, 2020 and ended on December of 2022. The operative rules of the Mexican Emissions Trading System have not been published; however, once these are published SEMARNAT will establish mandatory emission caps, in accordance to the country’s greenhouse-gas-emissions reduction targets. We will be legally obligated to meet those caps by then, either through mitigation measures or/and by acquiring Emission Reduction Certificates in the market. However, we cannot anticipate the impact that the mandatory emissions caps and the Emissions Trading Scheme will have on our operations in Mexico.

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

On December 31, 2021, the State of Yucatán where Mérida Airport is located amended its state fiscal law (Ley General de Hacienda del Estado de Yucatán or the “GFL”) including (i) a specific tax on the emission of greenhouse gases into the atmosphere (Impuesto a la Emisión de Gases a la Atmósfera or the “Emissions Tax”), which applies to any legal entity in the State of Yucatán carrying out activities which produce gas emissions, and (ii) an additional tax on the emission of soil, subsoil and water pollutants (Impuesto a la Emisión de Contaminantes al Suelo, Subsuelo y Agua or the “Pollutants Tax”) which applies to any legal entity in the State of Yucatán carrying out activities which, directly or through intermediaries, emits polluting substances generated by industrial activities that are disposed, discharged, or injected into the soil, subsoil, or water. The Emissions Tax and the Pollutants Tax became effective on January 1, 2022, and any entities obligated thereunder are eligible to receive fiscal incentives (as established in article 47-AQ and 47-BB of the GFL) in the form of a 15% reduction in the payable Emission Tax or Pollutant Tax, as applicable, provided such entities decrease their pollutant emissions by at least 20% during the fiscal year prior to receiving the incentives.

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

PUERTO RICO REGULATORY FRAMEWORK

Puerto Rico Sources of Regulation

The following are the principal laws, regulations and instruments that govern the business and operation of the LMM Airport owned by Aerostar, our joint venture with PSP Investments:

●	the Federal Aviation Act of 1958, as enacted and amended and any regulations issued under it;
●	the Federal Aviation Administration’s Airport Investment Partnership Program, as amended;
●	the Part 139 Certification of Airports issued by the FAA;
●	the Airport Security Program approved by the Transportation Security Administration (“TSA”);
●	the Puerto Rico Public Private Partnership Act of June 8, 2009, as amended (“Act No. 29”);
●	the LMM Lease among Aerostar and the PRPA, dated July 24, 2012, which entitles Aerostar to lease and operate the LMM Airport for an initial term of forty (40) years from February 27, 2013; and
●	the Airport Use Agreements dated February 27, 2013, which govern the relationship between Aerostar and the principal airlines serving the LMM Airport.

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

The Federal Aviation Administration’s Airport Investment Partnership Program

The FAA’s Airport Investment Partnership Program, formerly known as the Airport Privatization Program, was established as a means of generating capital for airport improvement and development. Through the program, private companies may own, manage, lease and develop public airports. The 2012 Reauthorization Act (the “2012 Act”) increased the number of airports that can participate in the program from five to ten. The 2012 Act also authorized the FAA to permit up to 10 public airport sponsors to sell or lease an airport with certain restrictions and to exempt the sponsors from certain federal requirements that could otherwise make privatization impractical. Under this program, the airport’s owners or lease holders may be exempt from repayment of federal grants, return of property acquired with federal assistance and the use of proceeds from the airport’s sale or lease to be used exclusively for the airport’s purposes. The 2012 Act also provides that a private operator may receive Airport Improvement Program and discretionary grants, collect Passenger Facility Charges and charge reasonable fees, provided that the airport demonstrates compliance with nine key statutory and regulatory conditions, including applicable Airport Improvement Program grant assurances, Passenger Facility Charges assurances, and assurances that it will not “unjustly discriminate,” that the operation of the airport will not be interrupted, that fees imposed on general aviation operators will not increase faster than fees for air carriers, and that collective bargaining agreements for airport employees will not be abrogated. The pilot program began in September 1997. The 2018 Reauthorization Act (the “2018 Act”) renamed the program the Airport Investment Partnership Program and removed the restriction on the number and type of public airports that may participate. The 2018 Act, among other things, permitted public sponsors and private operators to manage an airport jointly. As of March 2022, the most recent date for which this information is available, there were two approved airports (including the LMM Airport).

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

Role of the Federal Aviation Administration

The FAA is the national aviation authority of the United States. As an agency of the U.S. Department of Transportation, it has authority to regulate and oversee aspects of civil aviation in the United States. The FAA’s primary responsibilities include:

●	regulating U.S. commercial air space transportation;
●	regulating air navigation facilities’ and flight inspection standards;
●	encouraging and developing civil aeronautics, including new aviation technology;
●	issuing, suspending, or revoking pilot certificates;
●	regulating civil aviation to promote safety, especially through local offices called Flight Standards District Offices;
●	developing and operating a system of air traffic control and navigation for both civil and military aircraft;
●	researching and developing the National Airspace System and civil aeronautics; and

●	developing and carrying out programs to control aircraft noise and other environmental effects of civil aviation.

Role of the Transportation Security Administration

The TSA is an agency of the U.S. Department of Homeland Security that was created after the terrorist attacks of September 11, 2001 to strengthen the security of U.S. transportation systems. The TSA is responsible for security at U.S. airports and has deployed a federal workforce to screen all commercial airlines passengers and baggage. The TSA also regulates aviation security. The TSA employs a risk-based strategy to secure U.S. transportation systems. As of March, 2021, the TSA had approximately 50,000 security officers who screened more than 2 million passengers each day at nearly 440 federalized airports throughout the United States.

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

Pursuant to the LMM Lease, Aerostar made an upfront payment to the PRPA of U.S.$615.0 million, which was funded by a combination of (i) debt financing and (ii) equity contributions by each of ASUR (through Aeropuerto de Cancún) and Oaktree Capital. During the term of the LMM Lease, Aerostar will be required to make annual revenue-sharing payments to the PRPA, fixed at U.S. $2.5 million per year for the first five years, 5.0% of gross airport revenues for the sixth through the thirtieth years and 10.0% of gross airport revenues for the thirty-first through fortieth years.

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

The Use Airport Agreements entitle Aerostar to the following total annual contributions from the airlines serving the LMM Airport:

●	For the first partial year of the term (i.e., the year ending December 31, 2013), U.S.$62.0 million multiplied by the number of days of the term in that year over the number of days in that year.
●	For the five full years of the term, U.S.$62.0 million per year.
●	For the remaining full years of the term, the total annual contribution for the prior year, adjusted for inflation based on the U.S. non-core consumer price index. For the year ended December 31, 2022, the total annual contribution was U.S.$67 million.

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

Aerostar is also required under the Airport Use Agreements to complete certain initial capital projects, such as construction of new access roads and all necessary utilities, relocation of certain terminal baggage inspection facilities, replacement of stairwells in the LMM Airport parking garage, replacement of failed pavement in taxiways, update of airline location signs on access roads and terminal entrances and repair roof leaks in all LMM Airport terminals, among others. These initial capital projects were necessary to bring the condition of the LMM Airport to a high level consistent with the Operating Standards (described below). If the aggregate cost incurred by Aerostar for performing all required initial capital projects is less than U.S.$34.0 million, the Signatory Airlines have the right to require that Aerostar expend an amount equal to the difference between the costs incurred in performing the initial capital projects and U.S.$34.0 million toward completing other capital projects approved by the Signatory Airlines without adjusting the annual contribution the Signatory Airlines must pay Aerostar under the Airport Use Agreements. As of December 31, 2022, most of these initial capital projects have been completed, and those still in process are included in the short to medium term investment plan schedule.

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

Events of Default, Termination and Revocation of the LMM Lease

Under the LMM Lease, any of the following items constitute an event of default by Aerostar:

●	the failure to comply with any material obligation under the LMM Lease,
●	the failure to pay amounts owed to the PRPA,
●	the repeated failure to comply with the performance requirements of the Operating Standards,
●	the violation of the transfer restrictions imposed by the LMM Lease,
●	the inability of Aerostar to pay its debt as it becomes due, and
●	the creation of a levy under execution or attachment is made against all or any material portion of the LMM Airport as a result of a mortgage or lien.

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

Upon the occurrence of any of the events of default described above, the PRPA has the right to do any or all of the following:

●	terminate the LMM Lease, subject, in certain circumstances, to Aerostar’s right to cure the default;

●	if the default consists of the Aerostar’s failure to pay amounts due, make the payment on behalf of Aerostar and to be reimbursed within three business days after written demand of reimbursement;
●	cure the default and seek reimbursement for any costs associated with curing the default plus an administrative fee equal to 15.0% of the cure costs;
●	seek specific performance, injunction or other equitable remedies if damages are inadequate to remedy the default in question;
●	seek to recover losses arising from the default and exercise any recourse available to any party who is entitled to damages or a debt under applicable law;
●	seize any of Aerostar’s goods located at the LMM Airport;
●	debar or suspend Aerostar for 10 years in accordance with Act No. 29; and
●	exercise any of its other rights and remedies under the LMM Lease, at law or in equity.

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

COLOMBIAN REGULATORY FRAMEWORK

Applicable Law in Colombia

The following are the principal laws, regulations and instruments that govern the operation of our Colombian airports:

●	the concession that entitles Airplan to operate our Colombian airports, which was granted on March 13, 2008,
●	Law 80 of 1993, enacted on October 28, 1993;
●	Law 105 of 1993, enacted on December 30, 1993;
●	Law 336 of 1996, enacted on December 20, 1996;
●	Law 1150 of 2007, enacted on July 16, 2007; and
●	decrees and resolutions governing aeronautical activity enacted by the Colombian Ministry of Transportation and Aerocivil.

Role of the National Infrastructure Agency

The National Infrastructure Agency, or the ANI, is a government entity within the scope of the Colombian Ministry of Transportation and represents the principal institution responsible for infrastructure concessions in Colombia. The ANI was created in 2011 and assumed the duties of its predecessor agency, the National Institute of Concessions. The ANI is authorized by Decree 4165 of 2011 to perform the following functions, among others:

●	identify, evaluate and propose concession initiatives or other forms of public services;
●	plan the procurement and execution of concession projects or other forms of public-private partnership for the design, construction, maintenance, operation, administration and/or exploitation of public infrastructure and related services identified by the Colombian government;
●	define procedures for the stages of concession projects, including the planning, pre-awarding, awarding and evaluation of concession projects or other forms of public-private partnership;
●	coordinate studies and surveys to define and collect information related to concession projects and other forms of public-private partnership, including studies related to tariffs, valuation and environmental matters;
●	supervise the technical, legal and financial structuring of concession projects or other forms of public-private partnership in accordance with the policies established by national transportation and economic authorities;
●	coordinate and manage development processes related to concession projects and other forms of public-private partnerships, including the procurement of licenses and permits and the negotiation and acquisition of properties;
●	assess and monitor the concession projects and other forms of public-private partnership, as well as propose and implement measures related to risk management and mitigation;
●	verify concession holders’ compliance with obligations set forth in concession agreements and in policies and guidelines from the relevant authorities; and

•	coordinate with national authorities such as the National Institute of Roads and Aerocivil with respect to transportation structure of concession projects or other forms of public-private partnership.

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

Role of Aerocivil

The Special Administrative Unit of Civil Aeronautics, or Aerocivil, is a government agency of the Colombian Ministry of Transportation. Aerocivil is the principal regulator of civil aviation, the aviation industry and the Colombian airspace. Aerocivil is authorized by Law 105 of 1993 and Decree 260 of 2004 to perform the following functions, among others:

●	oversee and regulate air transport and air navigation in Colombia;
●	collaborate with the Ministry of Transportation and other authorities to define policies, guidelines and general plans for civil aeronautics and air transport for the greater development of Colombia;
●	monitor and review compliance with national and international policies regarding civil aviation and air transportation;
●	promote and implement strategies to advance the development of services in the airport sector;
●	evaluate compliance with aeronautical and air transport regulations at private airports or airports under concession;
●	promote regional participation and mixed schemes in airport administration;
●	establish and enforce fees and tariffs for the provision of aeronautical and airport services or those generated by concessions, authorizations, licenses or any other type of income or asset; and
●	organize and operate aeronautical telecommunications.

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

The concession agreement consists of four stages:

●	an initial 10-month stage known as the previous stage;
●	an adaptation and modernization stage, which was intended to last five years, but was extended until all airports under the concession execute their investment plan for the development of the airports;
●	a maintenance stage; and

●	a reversion stage, in which the concession terminates and all real and other property under the concession reverts to the Colombian government. This final stage cannot last longer than three months.

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

Committed Investments

Airplan and the Colombian government reached agreements in 2014 and 2016 with terms of three years and 33 months, respectively, with regard to investment commitments for certain of Airplan’s airports. In 2018 and 2019, we executed amendments to the 2014 and 2016 agreements that extended the term of those agreements but did not modify the amount of investment commitments. For 2020, 2021 and 2022, José María Córdova International Airport has committed investments of U.S.$130,000 (COP$462.3 million), U.S.$222,476 (COP$885.7 million) and U.S.$453,152 (COP$ 2,179.8 million), respectively. For 2018, El Caraño Airport has committed investments of U.S.$ 0.84 million (COP$ 2,758.1 million). These amounts have been translated at the rate of COP$ 4,810.20 per U.S.$1.00, which corresponds to the Colombian Peso Market Exchange Rate (Tasa de cambio representativa del mercado) as of December 31, 2022. Antonio Roldán Betancourt Airport, Enrique Olaya Herrera Airport, Los Garzones Airport and Las Brujas Airport do not have any investment commitments with the Colombian government for 2020, 2021 and 2022.

The following table presents a summary of the investment commitments for our Colombian airports as of December 31, 2022.

Committed Investments at Our Colombian Airports

Airport	Project Description	Amount Invested (in millions of COP$)	Status as of December 31, 2022
Montería	Runway renovation	10,762.2	Completed
Corozal	Runway renovation	5,757.5	Completed
Medellín (Rionegro)	Runway renovation	28,304.3	Completed
Medellín	Runway renovation	8,321.3	Completed
Quibdó	Runway renovation	16,322.1	Completed
Carepa	Runway renovation	13,622.5	Completed
Medellín (Rionegro)	Expansion of domestic departures passenger terminal	22,588.6	Completed
Medellín (Rionegro)	Expansion of international departures passenger terminal	25,492.5	Completed
Medellín (Rionegro)	Connections building	23,456.5	Completed
Medellín (Rionegro)	Expansion of international platform	37,749.4	Completed
Medellín (Rionegro)	Expansion of cargo terminal	99,725.2	Completed
Quibdó	Expansion of passenger terminal	10,727.7	Completed
Quibdó	Construction of shopping center, hotel and library	75,509.5	Completed
Quibdó	Expansion of runway and platform	86,041.8	Completed
Montería	Expansion of passenger terminal	29,288.8	Completed

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

Under applicable Colombian laws and the terms of the concession, a concession may be terminated upon any of the following events:

●	expected revenues are reached, after the concession has been in force for at least 24 years;
●	the concession has been in force for 40 years, regardless of whether the concession holder has achieved the expected revenues;
●	the ANI and the AOH unilaterally terminate the concession, provided that any of the following events has occurred:
●	the requirements of public service or a situation of public order require termination;
●	dissolution of the concession holder;
●	bankruptcy of the concession holder;
●	cessation of payments, bankruptcy or judicial liens of the concession holder seriously affect its ability to satisfy the concession agreement; or
●	declaration of debarment by the ANI or the AOH as a result of a material breach by the concession holder that affects the concession’s execution in a grave manner, including in the event that the concession holder fails to remedy fines imposed due to noncompliance with the concession agreement.

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

Environmental Matters

Our Colombian operations are subject to national, regional and municipal laws, regulations and official standards relating to the protection of the environment and natural resources. The main environmental laws include Law 1682 of 2013, which regulates the environmental regime applicable to transportation and infrastructure projects in Colombia and Decree 1076 of 2015, which regulates environmental licenses and permits.

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

Under Colombian laws, the concession holder must obtain certain environmental permits for construction activities. Decree 1076 of 2015 requires an environmental license for certain enumerated activities that have the potential to cause the deterioration of natural renewable resources and significantly modify the surrounding landscape.

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our material consolidated subsidiaries as of December 31, 2022, including our direct and indirect ownership interest in each:

Subsidiary	Ownership Interest	Place of Organization
Aeropuerto de Cancún, S.A. de C.V.	100%	Mexico
Aeropuerto de Cozumel, S.A. de C.V.(1)	100%	Mexico
Aeropuerto de Mérida, S.A. de C.V.	100%	Mexico
Aeropuerto de Huatulco, S.A. de C.V.(2)	100%	Mexico
Aeropuerto de Oaxaca, S.A. de C.V.	100%	Mexico
Aeropuerto de Veracruz, S.A. de C.V.(3)	100%	Mexico
Aeropuerto de Villahermosa, S.A. de C.V.	100%	Mexico
Aeropuerto de Tapachula, S.A. de C.V.(4)	100%	Mexico
Aeropuerto de Minatitlán, S.A. de C.V.(5)	100%	Mexico
Aerostar Airport Holdings, LLC (6)	60%	Commonwealth of Puerto Rico
Sociedad Operadora de Aeropuertos Centro Norte S.A.(7)	100%	Colombia
Servicios Aeroportuarios del Sureste, S.A. de C.V.	100%	Mexico
RH Asur, S.A. de C.V.	100%	Mexico
(1)	As of December 31, 2022, Aeropuerto de Cancún, S.A. de C.V., has an 18.1% equity participation in this airport.
(2)	As of December 31, 2022, Aeropuerto de Cancún, S.A. de C.V., has a 18.4% equity participation in this airport.
(3)	As of December 31. 2022, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.
(4)	As of December 31. 2022, Aeropuerto de Cancún, S.A. de C.V., has a 8.7% equity participation in this airport.
(5)	As of December 31, 2022, Aeropuerto de Cancún, S.A. de C.V., has a 14.2% equity participation in this airport.
(6)	As of December 31, 2022, Aeropuerto de Cancún, S.A. de C.V, has a 60.0% equity participation in this entity. On June 1, 2017, we began to consolidate Aerostar results into our financial statements.
(7)	As of December 31, 2022, Aeropuerto de Cancún, S.A. de C.V., has a 100% equity participation in this group. On October 19, 2017, we began to consolidate Airplan results into our financial statements.

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

Item 4A.Unresolved Staff Comments

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

Overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government, six airports in Colombia under concessions granted by the Colombian government and the LMM Airport in San Juan, Puerto Rico. The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers. For example, in 2020, 2021 and 2022, 42.9%, 50.1% and 55.6%, respectively, of our total revenues were derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge at our Mexican airports under the price regulation system established by the Ministry of Infrastructure, Communications and Transportation. The system of price regulation that applies to our aeronautical revenues from our Mexican airports allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

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

Recent Developments

Financing and Indebtedness

In May 2022, Aerostar renegotiated the terms of its U.S.$50 million principal amount of 6.75% senior secured notes to mature in 2035. Further, on July 21, 2022, Aerostar issued 4.92% senior secured notes due 2035 in an aggregate principal amount of U.S.$200 million through a private placement. Interests are paid semi-annually starting September 22, 2022. Aerostar will use proceeds of the sale of the notes for general corporate purposes, including for the payment of certain restricted payments as set forth in the notes purchase agreement.

The COVID-19 Pandemic

On March 20, 2020, the United States closed its land border with Mexico, except to permit essential travel as well as trade and commerce. As of November 8, 2021, the land border between Mexico and the United States remains open to nonessential travel. Beginning June 12, 2022, the CDC guidelines no longer require persons to show a negative COVID-19 test result or documentation of recovery from COVID-19 before boarding a flight to the United States. However, international travelers that are neither U.S. citizens nor permanent residents must still present proof of vaccination.

On March 23, 2020, the United States Federal Aviation Authority (“FAA”) approved a request by the Governor of the Commonwealth of Puerto Rico (“Puerto Rico”) to redirect all commercial flights bound for Puerto Rico through LMM Airport and that all passengers be screened by representatives of the Puerto Rico Health Department. As of March 10, 2022 domestic travelers are not required to present proof of vaccination or a negative COVID-19 test prior to arrival, and beginning June 12, 2022 travelers arriving from international flights are no longer required to present a negative COVID-19 test prior to traveling, regardless of vaccination status or citizenship, in accordance with CDC guidelines. However, international travelers that are neither U.S. citizens nor permanent residents must still present proof of vaccination.The LMM Airport remains open and operating, and as of December 31, 2022, our total passenger traffic volume increased 6.5% compared to the same period in 2021.

There are currently no travel restrictions from the United States related to COVID-19 specific to Colombia. Colombia temporarily barred entry of passengers into its territory in March, 2020, and suspended domestic air travel. Consequently, our commercial aviation operations in Colombia were suspended as of such date. Starting September 1, 2020, several of our Colombian airports reestablished passenger commercial flights under the initial phase of the gradual connectivity plan announced by the Civil Aviation Authority in Colombia, and by October 2, 2020, all of our Colombian airports had reestablished passenger commercial flights. International flights to Colombia resumed on September 21, 2020, albeit on a limited basis, as part of the country’s gradual reactivation. As of May 1, 2022, passengers traveling to Colombia must provide proof of complete vaccination. Our Colombian airports remain open and operating, and as of December 31, 2022, our total passenger traffic volumen increased in 35.6% compared to the same period in 2021.

The Mexican government implemented various measures to control the spread of COVID-19, including extraordinary actions such as school closures and the suspension of non-essential activities in the most affected regions of the country. Airports were considered essential for purposes of these measures and our Mexican airports have remained operational.

We took a number of actions in response to the decrease in demand for air travel and passenger traffic, including (a) the temporary closure of terminals 2 and 3 in Cancún Airport (which were reopened on July 14, 2020 and October 1, 2020, respectively), (b) cost reduction initiatives, although most of our cost structure is fixed and (c) new agreements with several airline and commercial clients in Mexico and Colombia to extend their payment terms by signing promissory notes, including for any past due amounts, with a maturity of not more than one year. Most of our cost structure is fixed, and the impact from these cost reduction measures is not expected to be significant vis à vis the potential decline in revenues resulting from the disruption in passenger traffic across the Company’s operations. We have established health and safety protocols aimed at enhancing the well-being of passengers and essential operating personnel across the airports we operate. Protective gear is required for staff working on the premises, and sanitization practices in accordance with the guidelines of local health authorities are in place. We have also implemented a remote working policy for staff where possible.

Due to preventive measures and the efficacy of vaccination programs worldwide and in the countries in which we operate, the total passenger traffic in our airports recovered for 2022, with an increase of 35.6% as compared to 2021. Further our total passengers traffic increased 09.2% in the first quarter of 2023 as compared to the first quarter of 2022. However, the full extent of the ongoing impact of COVID-19 on the Company’s longer-term operational and financial performance will depend on future developments, including those outside our control related to the efficacy and speed of vaccination programs in curbing the spread of the virus, the introduction and spread of new variants of the virus which may be resistant to currently approved vaccines, passenger testing requirements, mask mandates or other restrictions on travel, all of which are highly uncertain and cannot be predicted.

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

On May 12, 2020, the United States Government, through the FAA, awarded Aerostar a financial aid grant under the CARES Act amounting to U.S.$33.4 million to respond to the impacts of COVID-19, of which U.S.$17.1 million (approximately Ps.367.5 million) were received in 2020 and U.S.$16.3 million (approximately Ps.333.5 million) were received in 2021.These funds may be used by the Company within a period of four years and for any purpose for which airport revenues may be lawfully used, except for new airport development projects. Moreover, Aerostar was eligible for additional funding under the second round of airport grants within the Coronavirus Response and Relief Supplemental Appropriation Act (CRRSAA), passed by the President of the United States on December 27, 2020. On February 18, 2021, the FAA granted Aerostar additional federal assistance amounting to U.S.$10.6 million (Ps. 210.6 million), of which U.S.$983 thousand was received in 2021 (approximately Ps.20.1 million) and U.S.$9.6 million (approximately Ps.196.4 million) in 2022. On November 5, 2021, Aerostar was selected for a financial assistance grant under the American Rescue Plan Act (ARPA) in the amount of U.S.$35.7 million (approximately Ps.731.1 million), of which U.S.$17.5 million (approximately Ps.350.9 million) were received in 2022.

We participated in a tax amnesty program implemented by the Mexican federal government

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Infrastructure, Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes. Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination. In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, in which we participated by paying Ps.128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes. Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. As of April 17, 2023, our appeal is still pending resolution with respect to such distributions. If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.116.0 million.

Passenger Traffic Volume and Composition

Our principal source of revenues at our Mexican and Colombian airports is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers). In 2020, 2021 and 2022, passenger charges represented 60.9%, 73.3% and 76.9% of our aeronautical services revenues and 26.1%, 36.7% and 42.8%, respectively, of our consolidated revenues. Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.

Volumes in Mexico

In 2020, 2021 and 2022, approximately 55.9%, 51.7% and 47.3%, respectively, of the passengers traveling through our Mexican airports were domestic. The total number of Mexican domestic passengers for 2022 increased 24.2% as compared to 2021. In 2020, 2021 and 2022, 44.1%, 48.3%, and 52.7% of the passengers traveling through our Mexican airports were international. During 2020, 2021 and 2022, 14.8%, 21.1% and 27.2%, respectively, of our total revenues were derived from passenger charges collected from international passengers traveling through our airports.

Of the international passengers traveling through our Mexican airports, a majority have historically traveled on flights to or from the United States. In 2020, 2021 and 2022, for example, 29.2%, 36.9%, and 33.4% of the total passengers and 66.2%, 76.4% and 63.4%, respectively, of the international passengers traveling through our Mexican airports arrived or departed on flights originating in or departing to the United States. As a consequence, our results of operations are substantially influenced by U.S. political, economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. For more information on the potential influence of U.S. political and economic conditions, see “Item 3—Key Information—Risk Factors—Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico and Colombia.”

In 2022, we had 39.5 million passengers travel through our Mexican airports.

Volumes in Puerto Rico

The majority of passenger traffic volume in the LMM Airport consists of domestic passengers traveling from the mainland United States. In 2022, 91.2% and 8.8% of the passengers traveling through the LMM Airport were domestic and international, respectively. As with Mexico, our results in Puerto Rico are substantially influenced by economic and political developments in the United States. In addition, we expect that passenger traffic volumes will be influenced by the progress of recovery efforts from Hurricane Maria. For more information, see “Item 3—Risk Factors—Risks Related to Our Operations—Hurricanes and other natural disasters have adversely affected our business in the past and could do so again in the future.”

In 2022, we had 10.3 million passengers travel through the LMM Airport.

Volumes in Colombia

The majority of passenger traffic volume in our Colombian airports consists of domestic passengers. In 2022, 83.1% and 16.9% of the passengers traveling through our Colombian airports were domestic and international, respectively. Of the international passengers traveling through our Colombian airports, approximately 37.0% traveled on flights originating in or departing to the United States. Similar to Mexico and Puerto Rico, our results in Colombia may be influenced by economic and political developments in the United States.

In 2022, we had 16.5 million passengers travel through our Colombian airports.

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

Revenues from our Mexican and Colombian airports are subject to a “dual-till” price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our Mexican airports, are regulated by the relevant authorities. The system of price regulation applicable to our Mexican airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services. The maximum rates for our Mexican airports have been determined for each year through December 31, 2022. Aerocivil in Colombia establishes the fees and tariffs for the provision of aeronautical revenues at our Colombian airports. Each year, our subsidiary Airplan is required to update the fees and tariffs related to its concession, which are then submitted to Aerocivil for its review and approval.

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

In 2020, 2021 and 2022, 37.4%, 48.1% and 56.0%, respectively, of our total revenues from our Mexican operations and 8.9%, 6.5% and 6.6%, respectively, of our revenues from non-aeronautical services at our Mexican airports were earned from regulated sources of revenues. Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our Mexican airports by the Ministry of Infrastructure, Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Infrastructure, Communications and Transportation in Mexico. In 2022, 75.3% of our total revenues from our Colombian operations were earned from regulated sources of revenues. Aerocivil in Colombia establishes the tariffs applicable to regulated sources of revenue at our Colombian airports.

The following table sets forth our revenues for the years ended December 31, 2020, 2021 and 2022.

	Year ended December 31,
	2020		2021		2022

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(1)	5,637.8	44.7%	9,694.6	51.6%	14,485.8	57.2%
Non-regulated Revenues:
Access fees from non-permanent ground transportation	30.0	0.2%	59.6	0.3%	91.6	0.4%
Car parking and related access fees	171.2	1.4%	316.4	1.7%	416.8	1.6%
Other fees	14.7	0.1%	18.5	0.1%	21.7	0.1%
Commercial Services	3,005.9	23.8%	5,380.7	28.6%	7,346.4	29.0%
Other Services	108.0	0.9%	168.6	0.9%	258.9	1.0%
Other Revenues:
Construction Services(2)	3,657.1	28.9%	3,146.2	16.8%	2,692.7	10.7%
Total	12,624.7	100.0%	18,784.6	100.0%	25,313.9	100.0%
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

Under the Mexican regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5.0%), as long as the total aeronautical revenue per workload unit each year at each of our Mexican airports does not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are based on various factors, including projections of passenger traffic volumes, capital expenditures estimated in our Mexican master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Our current agreements with our principal airline customers at our Mexican airports have been renewed. We do not have any contracts that will expire before April 17, 2023. Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements.

In 2020, 2021 and 2022, passenger charges at our Mexican airports represented 45.4%, 53.0% and 58.5% of our aeronautical service revenues and 19.5%, 26.5% and 32.5%, respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our Mexican airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each Mexican airport are subject to a maximum rate established by the Ministry of Infrastructure, Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing credit notes or discounts to customers as price adjustments. These price adjustments or discounts constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year. All discounts and credit notes are issued and recorded in the same year as the service is provided. In, 2020, 2021, and 2022 we did not issue rebates in significant amounts.

Colombian Aeronautical Revenues

Our Colombian airports’ revenues from passenger charges for the use of terminals, takeoff, landing and aircraft movement charges, charges for boarding bridges and aircraft parking charges are regulated by the National Infrastructure Agency pursuant to its concession agreement with our subsidiary Airplan. In 2022, passenger charges at our Colombian airports, represented 12.9% of our consolidated aeronautical revenues and 7.2% of our consolidated revenues. Our subsidiary Airplan charges tariffs to airlines (relating to domestic routes, international routes and development). The tariffs are established by Aerocivil, through Resolution 04530 of 2007 and will expire between 2019 and 2032. As of December 31, 2022, the following airlines at our Colombian airports were subject to such tariffs: Avianca, Aerorepública (COPA), Viva Air, LATAM, American Airlines, Tampa Cargo, LAN Cargo, Sky Lease, among others. See “Item 4—Information on the Company—Business Overview—Colombia.”

Puerto Rican Aeronautical Revenues

As noted above, aeronautical revenues from our LMM Airport are limited by the Airport Use Agreements among Aerostar and the principal airlines serving the LMM Airport. Aeronautical revenues include revenues from passenger charges for the use of terminals, landing and aircraft movement charges and aircraft parking charges. We include aeronautical revenues from LMM Airport in our calculation of total regulated revenues. In 2022, passenger charges at our LMM Airport, represented 5.4% of our consolidated aeronautical revenues and 3.0% of our consolidated revenues.

The following table sets forth our consolidated revenue from aeronautical services from all airports for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2020		2021		2022

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	3,476.8	64.2%	6,767.4	72.0%	10,823.9	76.9%
Landing charges	983.2	18.2%	1,075.2	11.4%	1,299.1	9.2%
Aircraft parking charges	572.7	10.6%	915.0	9.7%	1,169.2	8.3%
Airport security charges	46.6	0.9%	88.8	0.9%	134.4	1.0%
Passenger walkway charges	333.1	6.1%	562.2	6.0%	645.9	4.6%
Total Aeronautical Revenue	5,412.4	100.0%	9,408.6	100.0%	14,072.5	100.0%

The following table sets forth our Mexican revenue from aeronautical services per workload unit for the years indicated. Our Colombian and Puerto Rico airports are not regulated under workload units.

	Year ended December 31,
	2020	2021	2022

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(1)
Other information:
Total workload units(2)	17.0	29.8	40.4	35.6%
Aeronautical Revenue	3,115.3	6,206.6	9,945.2	60.2%
Aeronautical Revenue per workload unit(3)	183.3	208.3	246.2	18.2%
(1)	As compared to the previous year.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)	Aeronautical revenues per workload unit are expressed in Mexican pesos (not millions of Mexican pesos).

The following table sets forth the number of passengers paying passenger charges for the years indicated.

	Year ended December 31,
				% Change
	2020	2021	2022	2021-2022

	(expressed in thousands, except percentages)
Cancun	6,097.3	10,997.1	14,976.3	36.2%
Merida	635.9	1,023.2	1,515.8	48.2%
Villahermosa	316.0	473.9	604.6	27.6%
Other Mexican airports	1,169.3	1,872.2	2,457.9	31.3%
San Juan	4,845.1	9,684.0	10,311.0	6.5%
Colombia	2,095.9	5,198.0	8,034.8	54.6%
Total	15,159.5	29,248.2	37,900.4	29.6%

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

Because non-aeronautical revenues are determined in part by passenger traffic levels, the differences in non-aeronautical revenues between our airports are determined in part by passenger traffic levels. Differences in non-aeronautical revenues are also determined by the mix of commercial services available at an airport. Because international passengers, many of whom are vacation travelers, tend to use more expensive commercial services, like souvenir shops and international food and beverage vendors, airports that have higher levels of international passenger traffic, like our Cancún Airport, tend to generate higher amounts of non-aeronautical revenues.

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

	Non-Aeronautical Revenues
	Year ended December 31,
	2020		2021		2022

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Non-aeronautical Services:
Commercial	3,022.5	85.0%	5,412.5	86.9%	7,406.9	86.6%
Leasing of space	2,773.0	78.0%	5,057.6	81.2%	6,952.1	81.3%
Access fee	31.2	0.9%	61.2	1.0%	91.6	1.1%
Other	218.3	6.1%	293.7	4.7%	363.2	4.2%
Non Commercial	532.7	15.0%	817.2	13.1%	1,141.8	13.4%
Leasing of space	140.8	4.0%	157.9	2.5%	193.0	2.3%
Access fee	218.8	6.1%	397.2	6.4%	559.4	6.5%
Other	173.1	4.9%	262.1	4.2%	389.4	4.6%
Total Non-aeronautical Revenue	3,555.2	100.0%	6,229.7	100.0%	8,548.7	100.0%

The following table sets forth other information about our passengers and revenues for the years indicated:

	Year ended December 31,
	2020	2021	2022

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(1)
Other information:
Total Terminal Pasengers(2)	25.6	49.4	66.3	159.0%
Total Non-aeronautical revenues	3,555.2	6,229.7	8,548.7	140.5%
Non-aeronautical revenue per terminal passenger(3)	138.8	126.1	128.9	(7.1)%
(1)	As compared to previous year.
(2)	In millions. Excludes transit and general aviation passengers.
(3)	Revenue per passenger amounts are expressed in Mexican pesos (not millions of Mexican pesos).

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

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2020	2021	2022

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Commercial Revenues:
Duty-Free Shops	1,033.3	2,009.2	2,493.9	24.1%
Food and Beverage	449.3	823.9	1,243.6	50.9%
Retail Stores	420.1	741.3	1,424.6	92.2%
Advertising Revenues	92.7	129.6	151.7	17.1%
Parking Lots	171.2	316.4	416.8	31.7%
Car Rental Companies	485.7	953.1	1,110.9	16.6%
Banking and Currency Exchange services	72.6	107.2	102.8	(4.1)%
Teleservices	15.2	17.5	15.5	(11.4)%
Ground Transportation	49.7	95.7	131.7	37.6%
Other Services	417.4	562.8	763.2	35.6%
Total	3,207.2	5,756.7	7,854.7	36.4%

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

	Year ended December 31,
	2020	2021	2022

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Non-aeronautical Services:
Commercial	3,022.5	5,412.5	7,406.9	36.8%
Commercial Revenues:
Parking Lots	171.2	316.4	416.8	31.7%
Other Services	13.5	27.8	31.0	11.5%
Total	3,207.2	5,756.7	7,854.7	36.4%
(1)	Classified according to the requirements of the Ministry of Infrastructure, Communications and Transportation.
(2)	Classified according to IFRS.

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

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2020	2021	2022

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Operating Costs:
Cost of services:
Employee costs	835.6	939.3	1,070.8	14.0%
Maintenance	447.9	611.3	596.8	(2.4)%
Safety, security and insurance	400.6	520.5	480.3	(7.7)%
Utilities	406.0	449.6	576.0	28.1%
Other	881.5	863.8	1,131.1	30.9%
Total cost of services	2,971.6	3,384.5	3,855.0	13.9%
Costs of construction	3,657.1	3,146.2	2,692.7	(14.4)%
General and administrative expenses	232.9	263.2	287.1	9.1%
Technical assistance fees	175.6	391.7	643.9	64.4%
Government concession fees	535.4	948.1	1,424.1	50.2%
Depreciation and amortization:
Depreciation(1)	99.5	107.5	167.1	55.4%
Amortization	1,835.3	1,885.8	1,892.1	0.3%
Total depreciation and amortization	1,934.8	1,993.3	2,059.2	3.3%
Total operating costs	9,507.4	10,127.0	10,962.0	8.2%
Other Information:
Total workload units(2)	17,040.2	29,844.6	40,406.8	137.1%
Cost of services per workload unit(3)	96.8	65.4	58.0	(40.1)%
Cost of services margin(4)	18.5%	14.5%	12.7%	(31.4)%
(1)	Reflects depreciation of fixed assets.
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

Employee Statutory Profit Sharing

Employee Profit Sharing in Mexico

We are subject to the PTU established by Mexican federal labor laws. Under this regime, 10.0% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among its employees in Mexico other than the chief executive officer. The PTU to be paid to each employee is capped to the sum of three monthly salaries or the average of the PTU received by the employee in the last three years, whichever is higher. We committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps.17,500 per year for continued service. These amounts are paid and expensed at the end of each year and are included in our cost of services. In 2020, 2021 and 2022, we calculated our obligations in respect of employee statutory profit sharing amount to be Ps. 3.1 million, Ps. 84.7 million and Ps. 104.7 million, respectively. Additionally the amount of Ps. 6.4 million was paid to unionized employees for the year ended December 31, 2022, and is recorded as a cost of service.

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

We have recognized deferred income tax for Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V, Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Aeropuerto de Huatalco, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Tapachula, S. A. de C. V., Cancún Airport Services, S.A. de C.V., Servicios Aeroportuarios del Sureste, S.A. de C.V., RH Asur, S.A. de C.V., Cargo RF, S.A. de C.V. and Caribbean Logistic, S.A. de C.V., and, based on our financial and tax projections, we have estimated that all of these subsidiaries will continue paying income tax in the future.

Taxation in Puerto Rico

Pursuant to our agreement with the Treasury Department of Puerto Rico and the Public Private Partnership Law, our operations at the LMM Airport are subject to a 10.0% income tax. Earnings distributions and profits derived from the LMM Airport that are covered by the LMM Lease are also subject to a 10.0% tax.

Taxation in Colombia

Our provision for taxes in Colombia consists of two levels of income taxes: (i) ordinary income tax, and (ii) presumptive income tax. Traditionally, taxpayers determined its tax liability pursuant to the higher of both mechanisms, however the presumptive income tax system is currently not applicable since the presumed income is zero. The corporate income tax rates of the ordinary income tax were gradually reduced from 33% to 30% as follows: 33% in 2019, 32% in 2020%, 31% in 2021 and 30% from 2022 onward. However, in September 2021 the Colombian Congress adopted Law 2155, which changed the corporate income tax rates to 35% from 2022 onward. With respect to presumptive income tax, Section 188 of the Colombian Tax Code provides that, for income tax purposes, it is assumed that a taxpayer’s net income would be at least 3.5% of his or her net worth on the last day of the immediately preceding taxable year. As mentioned above, the percentage of presumptive income referred to in Section 188 was reduced to 0.5% during the taxable year ended December 31, 2020, and indefinitely reduced to 0% starting in 2021. The result of presumptive income being 0% is that taxpayers from 2021 onwards will only pay corporate income tax over their ordinary net income, with taxable income defined as the excess of all operating and non-operating revenue over deductible costs and expenses.

On August 8, 2022, the Ministry of Finance submitted a tax reform bill to the Colombian Congress proposing several changes to the Colombian tax regime. The tax reform bill was passed as Law 2277 on December 13, 2022, and became effective starting January 1, 2023. This new law includes, among others: (i) a new equity tax applicable to Colombian individuals and non-residents, which rates vary from 0.5% to 1.5% based on the individual’s net equity as of the first day of January of each year, (ii) an increase in the dividend tax rate for local and foreign shareholders (0% to 39% progressive marginal rates for Colombian individuals, and 20% flat withholding rate for non-resident shareholders), (iii) an increase in the long-term capital gains tax rate, from 10% to 15%, (iv) the elimination of specific tax benefits and exemptions, such as the exempt income applicable for entities that are part of the technological and creative sector (“Economía Naranja”), the tax incentive for the development of the Colombian farming sector, and the 27% preferential income tax rate applicable to large infrastructure investments (“Megainversiones”), among others, (v) a 3% tax benefit on the taxpayer’s net income determined pursuant to Section 259-1 f the Colombian Tax Code, in connection with environmental-related, deductions related to employee trainings, expenses incurred in the conservation of cultural property, among others, (vi) a minimum corporate income tax of at least 15% based on effective tax rate (calculated on book profit with certain adjustments), (vii) taxes based on significant economic presence of certain commercial activities (primarily for non-resident persons and entities that provide digital services), and (viii) the elimination of the possibility to use 50% of the Industry and Commerce Tax (i.e., local tax levied on gross revenue derived from the provision of services, or the performance of commercial and industrial activities in Colombian municipalities) as an income tax credit.

The Company’s overall income taxes for 2020, 2021 and 2022 are as follows:

Income Tax

	Year ended December 31,
	2020	2021	2022

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Income Tax
Current Income Tax	634.4	1,824.8	3,342.3	83.2%
Deferred Income Tax	94.8	(96.3)	96.5	(200.2)%
Total Income Tax	729.2	1,728.5	3,438.8	98.9%
Current Asset Tax	0.0	0.0	0.0	—
Total Asset Tax	0.0	0.0	0.0	—
Total Income Tax	729.2	1,728.5	3,438.8	98.9%

In 2023, the general VAT tax rate applicable in Colombia is 19% and calculated and paid generally on a bimonthly basis. Companies that engage in the business of selling goods, rendering services, leasing, importing or exporting goods are subject to VAT (subject to certain exemptions and exclusions).

The VAT accrued on purchases of goods and services used in income generating activities in Colombia can be credited against the VAT invoiced in sales to clients. VAT accrued on purchases of goods and services used in income generating activities that are not subject or are excluded from VAT becomes a higher cost to the company. In the case that the VAT paid exceeds the VAT collected in a given period, companies may offset the VAT favorable balance against future VAT collected from sales to clients. Only in certain cases the excess can be claimed as a refund.

Taxes on dividends in Colombia vary depending on the year in which the profits to be distributed were generated and the recipient of the dividend.

Until 2016, for Colombian income tax purposes, dividends that were distributed from profits taxed at the corporate level were not taxed or subject to withholding tax at the shareholder level. However, beginning in 2017, the regulation changed so that dividends paid to tax resident individuals and non-resident shareholders are taxed and subject to a withholding tax.

According to the 2016 tax reform, for the fiscal years ended December 31, 2020 and 2021, dividends tax applied as follows:

(a) For non-resident shareholders, Article 245 of the Colombian Tax Code set forth (i) a 10% dividends tax for dividends paid out of profits accrued as of January 1, 2017, and a 7.5% dividend tax for dividends paid out of profits accrued as of January 1, 2019 and were taxed at the corporate level; (ii) no dividend tax on dividends paid out of profits that accrued until December 31, 2016 and were taxed at the corporate level; (iii) a withholding tax at the statutory corporate income tax rate (35% as of 2022) on dividends distributed from profits not taxed at the corporate level if the dividend is paid out of profits that accrued as of January 1, 2017, plus an additional 10% dividend tax after applying the initial corporate income withholding tax rate.

(b) For Colombian individuals, Article 242 of the Colombian Tax Code stated that dividends accrued as of January 1, 2020 until December 31, 2021 exceeding 300 UVT (Unidad de Valor Tributario) be taxed at 10%.

(c) For Colombian corporations, Article 242 of the Colombian Tax Code stated that (i) dividends distributed from taxed profits to local corporations during the fiscal years 2021 and 2022 were taxed at 7.5%, and (ii) dividends distributed from non-taxed profits were taxed at a 31% withholding tax for 2021 and 35% for 2022, plus an additional 7.5% dividend tax on the balance of the dividend amount after the initial withholding was applied.

Following the enactment of Law 2277 in 2022, for the fiscal year ending December 31, 2023 onwards, dividends tax applies as follows:

(a) For non-resident shareholders, Article 245 of the Colombian Tax Code sets forth  (i) a 20% dividend tax for dividends paid out of profits that were taxed at the corporate level and accrued as of January 1, 2017; (ii) no dividend tax on dividends paid out of profits that accrued until December 31, 2016 and were taxed at the corporate level; (iii) a withholding tax at the statutory corporate income tax rate (35% as of 2022) on dividends distributed from profits not taxed at the corporate level, if the dividend is paid out of profits that accrued as of January 1, 2017, plus an additional 20% dividend tax after applying the initial corporate income withholding tax rate, and (iv) a withholding tax at 33% on dividends distributed from profits not taxed at the corporate level if the dividend is paid out of profits that accrued before January 1, 2017, plus an additional 20% dividend tax after applying the initial corporate income withholding tax rate.

(b) For Colombian individuals, Article 242 of the Colombian Tax Code provides that dividends accrued as of January 1, 2023 exceeding 1090 UVT (Unidad de Valor Tributario) be taxed at a rate between 0% and 39%.

(iii) For Colombian corporations, Article 242 of the Colombian Tax Code provides that dividends distributed from taxed profits to local corporations accrued during 2023 are subject to a transferable withholding tax of 10% on dividends distributed from taxed profits, which can be credited by the taxed shareholder.

The Double Taxation Treaty in effect between Colombia and Mexico eliminates the aforementioned dividend tax when the recipient of the dividends is a Mexican resident and those dividends are not attributable to a permanent establishment of the recipient in Colombia. However, when the dividends are paid out of profits that were not subject to income tax at the level of the Colombian entity distributing them, they may still be subject to the aforementioned income tax at a rate of 33%.

Effects of Inflation and Economic Changes

The following table sets forth, for the periods indicated:

●	the Mexican inflation rate;
●	the Colombian inflation rate;
●	the U.S. inflation rate;
●	the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period; and
●	the percentage that the Colombian GDP changed as compared to the previous period.

	Year ended December 31,
	2020	2021	2022
Mexican inflation rate(1)	3.2%	7.4%	7.8%
Colombian inflation rate	1.6%	5.6%	13.1
U.S. inflation rate(2)	1.4%	7.0%	6.4%
Increase (decrease) in Mexican GDP(3)	(8.5)%	5.0%	3.7%
Increase (decrease) in Colombian GDP	(6.8)%	10.6%	7.5%
(1)	Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was 117.3 in 2021 and 126.5 in 2022.
(2)	As reported by the U.S. Department of Labor, Bureau of Statistics.
(3)	In real terms, as reported by the National Institute of Statistics and Geography (INEGI) as of April 13, 2023.

The general condition of the Mexican economy, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect our business and operating results. For a detailed description of the risks associated with changes to the economy, inflation and interest rates, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations.”

Effects of Fluctuation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar.

	Year ended December 31,
	2020	2021	2022
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	(5.6)%	(2.8)%	(4.9)%
(1)

Based on the Official Jorunal Federation exchange rate for Mexican pesos, at the end of each period, which were as follows: Ps.19.909 as of December 31, 2020, Ps.20.467 as of December 31, 2021 and Ps. 19.472 as of December 31, 2022.

Changes in the value of the Mexican peso as compared to the dollar have in the past adversely affected, and may in the future adversely affect, our:

●	Passenger charges. Passenger charges for international passengers are currently denominated in dollars, while passenger charges for Mexican domestic passengers are denominated in Mexican pesos. Therefore, our revenues from passenger charges at our Mexican airports (a substantial portion of our business), which are stated herein in Mexican pesos, will be affected by a depreciation or appreciation in the value of the peso as compared as to the dollar. Passengers charges at our Colombian airports are also affected by changes in the value of the Colombian peso. Passenger charges for international and domestic passengers at our Colombian airports are denominated in U.S. dollars and Colombian pesos, respectively.

●	Contracts with commercial service providers. Many of our contracts with commercial services providers in Mexico are denominated in U.S. dollars, but are collected or converted into Mexican pesos at the time of payment. Therefore, a depreciation in the peso as against the dollar results in us collecting more pesos for dollar-denominated contracts than before the depreciation, whereas an appreciation of the peso results in us collecting fewer pesos for dollar-denominated contracts. As a result, if the peso depreciates, and our peso-denominated cost of services does not increase at the same rate as the depreciation of the peso, our commercial revenues increase, whereas an appreciation of the peso or an increase in the peso-denominated cost of our services leads to a decrease in our commercial revenues. Our contracts with commercial service providers in Colombia are denominated and collected in Colombian pesos. Our contracts with commercial service providers in Puerto Rico are denominated in and collected in U.S. dollars.
●	Comprehensive financing result. Our comprehensive financing reflects gains or losses from foreign exchange, and gains and losses from interest earned or expensed. A portion of our indebtedness is denominated in U.S. dollars. Given that a substantial portion of our revenues are collected or converted into Mexican pesos, a depreciation in the peso as against the dollar would result in us having to spend more pesos for payment of dollar-denominated indebtedness, whereas an appreciation of the peso would result in us spending fewer pesos for dollar-denominated indebtedness payments.
●	Maximum rates in pesos. Our tariffs for the services we provide to international flights or international passengers in our Mexican airports are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight. With respect to our Mexican airports, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index, excluding petroleum), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our Mexican airports, possibly leading to the termination of one of our Mexican concessions. In the event that any one of our Mexican concessions is terminated, our other Mexican concessions may also be terminated. In addition, if the peso appreciates as compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

For a detailed description of the risks associated with fluctuations in the value of the Mexican peso as compared to the U.S. dollar, see “Item 3. Key Information—Risk Factors—Risks Related to Mexico— Appreciation, depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.”

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated

Operating Results

	Year ended December 31,
	2020		2021		2022
	Airport	Per	Airport	Per	Airport	Per
	Operating	Workload	Operating	Workload	Operating	Workload
	Results	Unit(1)	Results	Unit(1)	Results	Unit(1)
	(millions of		(millions of		(millions of
	Mexican	(Mexican	Mexican	(Mexican	Mexican	(Mexican
	pesos)	pesos)	pesos)	pesos)	pesos)	pesos)
Cancún(2):
Revenues before solidarity agreement(3):
Aeronautical services	2,218.2	177.5	4,644.5	204.6	7,515.7	244.0
Non-aeronautical services	2,252.2	180.2	4,038.2	177.9	5,854.3	190.1
Construction services	1,855.7	148.5	1,210.5	53.3	910.8	29.6
Total revenues before solidarity agreement	6,326.1	506.2	9,893.2	435.8	14,280.8	463.7
Expenses before solidarity agreement	(4,124.4)	(330.0)	(4,296.0)	(189.3)	(4,913.2)	(159.5)
Net operating income before solidarity agreement	2,201.7	176.2	5,597.2	246.5	9,367.6	304.2
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(118.2)	(9.5)	(223.8)	(9.9)	(347.7)	(11.3)
Net operating income after solidarity agreement	2,083.5	166.7	5,373.4	236.6	9,019.9	292.9
Mérida:
Revenues before solidarity agreement:
Aeronautical services	281.7	187.8	467.1	203.1	799.7	242.3
Non-aeronautical services	90.4	60.3	129.8	56.4	168.8	51.2
Construction services	728.7	485.8	795.2	345.7	553.4	167.7
Total revenues before solidarity agreement	1,100.8	733.9	1,392.1	605.2	1,521.9	461.2
Expenses before solidarity agreement	(1,004.2)	(669.5)	(1,133.2)	(492.7)	(962.7)	(291.7)
Net operating income before solidarity agreement	96.6	64.4	258.9	112.5	559.2	169.5
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(1.0)	(0.7)	-	-	-	-
Net operating income after solidarity agreement	95.6	63.7	258.9	112.5	559.2	169.5
Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	132.8	189.7	211.2	211.2	316.4	243.4
Non-aeronautical services	42.0	60.0	49.4	49.4	64.6	49.7
Construction services	154.2	220.3	123.9	123.9	105.7	81.3
Total revenues before solidarity agreement	329.0	470.0	384.5	384.5	486.7	374.4
Expenses before solidarity agreement	(288.2)	(411.7)	(292.9)	(292.9)	(283.2)	(217.8)
Net operating income before solidarity agreement	40.8	58.3	91.6	91.6	203.5	156.6
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(0.4)	(0.6)	-	-	(10.7)	(8.2)
Net operating income after solidarity agreement	40.4	57.7	91.6	91.6	192.8	148.4
Other Mexican Airports(4):
Revenues before solidarity agreement:
Aeronautical services	482.6	201.1	883.8	232.6	1,313.3	268.0
Non-aeronautical services	133.2	55.5	167.6	44.1	210.1	42.9
Construction services	557.9	232.5	778.9	205.0	698.7	142.6
Total revenues before solidarity agreement	1,173.7	489.1	1,830.3	481.7	2,222.1	453.5
Expenses before solidarity agreement	(1,114.3)	(464.3)	(1,428.6)	(375.9)	(1,444.7)	(294.8)
Net operating income (loss) before solidarity agreement	59.4	24.8	401.7	105.8	777.4	158.7
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(4.0)	(1.7)	(5.9)	(1.6)	(40.5)	(8.3)
Net operating (loss) income after solidarity agreement	55.4	23.1	395.8	104.2	736.9	150.4
San Juan:
Revenues:
Aeronautical services	1,808.1	N/A	2,027.2	N/A	2,100.3	N/A
Non-aeronautical services	740.4	N/A	1,394.3	N/A	1,598.6	N/A
Construction services	353.7	N/A	231.3	N/A	411.2	N/A
Total revenues	2,902.2	N/A	3,652.8	N/A	4,110.1	N/A
Expenses	(2,137.6)	N/A	(2,126.2)	N/A	(2,306.5)	N/A
Net operating income (loss)	923.5	N/A	1,526.6	N/A	2,149.8	N/A
Colombian Airports(5):
Revenues:
Aeronautical services	489.0	N/A	1,174.8	N/A	2,027.1	N/A
Non-aeronautical services	297.0	N/A	450.6	N/A	652.3	N/A
Construction services	6.9	N/A	6.3	N/A	12.9	N/A

Total revenues	792.9	N/A	1,631.7	N/A	2,692.3	N/A
Expenses	(1,035.1)	N/A	(1,200.8)	N/A	(1,458.8)	N/A
Net operating income (loss)	(242.2)	N/A	430.9	N/A	1,233.5	N/A
Holding & Service Companies(6):
Revenues before solidarity agreement:
Other(7)	1,142.3	N/A	962.2	N/A	473.7	N/A
Total revenues before solidarity agreement	1,142.3	N/A	962.2	N/A	473.7	N/A
Expenses before solidarity agreement	(946.3)	N/A	(611.8)	N/A	(67.1)	N/A
Net operating income before solidarity agreement	196.0	N/A	350.4	N/A	406.6	N/A
Solidarity agreement revenues	123.6	N/A	229.7	N/A	398.9	N/A
Solidarity agreement expenses	0.0	N/A	0.0	N/A	0.0	N/A
Net non after solidarity agreement	319.6	N/A	580.1	N/A	805.5	N/A
Consolidation Adjustment(8):
Total Revenues	(1,266.3)	N/A	(1,192.2)	N/A	(873.1)	N/A
Expenses	1,266.3	N/A	1,192.2	N/A	873.1	N/A
Total:
Revenues:
Aeronautical services	5,412.4	N/A	9,408.6	N/A	14,072.5	N/A
Non-aeronautical services	3,555.2	N/A	6,229.9	N/A	8,548.7	N/A
Construction services	3,657.1	N/A	3,146.1	N/A	2,692.7	N/A
Total revenues	12,624.7	N/A	18,784.6	N/A	25,313.9	N/A
Expenses	(9,507.4)	N/A	(10,127.0)	N/A	(10,962.0)	N/A
Net operating income	3,276.2	N/A	8,657.6	N/A	14,698.1	N/A
(1)	Under the regulation applicable to our aeronautical revenues in Mexico, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(2)	Reflects the results of operations of our Cancún Airport and two Cancún airport services subsidiaries on a consolidated basis.
(3)

We and only our Mexican subsidiaries have entered into intercompany agreements that affect the revenues, operating costs and income at our individual subsidiaries but not on a consolidated basis. One of these agreements is the “Solidarity Agreement,” pursuant to which each of our Mexican subsidiaries pays a fee to Grupo Aeroportuario del Sureste, S.A.B. de C.V.,, our parent company, in exchange for which our parent guarantees the ongoing viability of that Mexican subsidiary’s concession, including, in the case of certain Mexican subsidiaries, by making payments to those subsidiaries to ensure that they have the resources to comply with their master development plans and other regulatory obligations. Revenues, expenses and income related to the Solidarity Agreement apply only to our Mexican operations.

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

We and our Mexican subsidiaries have entered into intercompany agreements that affect the revenues, operating costs and income at our individual subsidiaries but not on a consolidated basis. Under the intercompany agreements, our holding company Grupo Aeroportuario del Sureste, S.A.B. de C.V., and our administrative services companies provide certain services and guarantees to the Mexican airport operating subsidiaries (which may include payments to certain of our Mexican airport operating subsidiaries), in exchange for which the Mexican airport operating subsidiaries make payments to our parent and the service companies. One of these agreements is the “Solidarity Agreement,” pursuant to which each of our Mexican subsidiaries pays a fee to our parent company, in exchange for which the parent company guarantees the ongoing viability of that Mexican subsidiary’s concession, including, in the case of certain Mexican subsidiaries, by making payments to those subsidiaries to ensure that they have the resources to comply with their master development plans and other regulatory obligations. The intercompany agreements also include agreements to provide other routine services, including negotiating regulated tariffs and interfacing with regulators, leasing of commercial real estate, trademark license royalties, marketing services and employee costs. The costs of these services and guarantees, including the Solidarity Agreement, are actual costs that are charged to individual airports. In the presentation of our consolidated results, the revenues and expenses generated by these transactions are eliminated because they are intercompany transactions.

Summary Historical Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated. The financial information included in the table below is derived from our audited consolidated financial statements.

Consolidated Operating Results

	Year Ended December 31,
	2020		2021		2022

		(thousands of Mexican pesos)
Revenue:
Aeronautical services	Ps.	5,412,418	Ps.	9,408,599	Ps.	14,072,517
Non-aeronautical services		3,555,227		6,229,896		8,548,671
Construction services		3,657,086		3,146,166		2,692,694
Total revenue		12,624,731		18,784,661		25,313,882
Operating Costs and Expenses:
Cost of services		(2,971,655)		(3,384,563)		(3,855,016)
Administrative expenses		(232,935)		(263,156)		(287,061)
Costs of construction		(3,657,086)		(3,146,166)		(2,692,694)
Technical assistance fee(1)		(175,615)		(391,698)		(643,891)
Government concession fee(2)		(535,379)		(948,062)		(1,424,066)
Depreciation and amortization		(1,934,766)		(1,993,342)		(2,059,237)
Goodwill impairment		—		—		---
Total operating expenses		(9,507,436)		(10,126,987)		(10,961,965)
Other income		158,881		—		346,232
Operating profit		3,276,176		8,657,674		14,698,149
Comprehensive Financing Result:
Interest income, net		(663,942)		(640,240)		(405,257)
Exchange gains (losses), net		245,076		108,601		(208,159)
Gain (loss) on valuation of financial instruments		—		—		---
Net comprehensive financing income result		(418,866)		(531,639)		(613,416)
Participation in the results of joint ventures accounted for by the equity method		(1,618)		—		-
Income before taxes		2,855,692		8,126,035		14,084,733
Provision for taxes		(729,155)		(1,728,507)		(3,438,809)
Net income		2,126,537		6,397,528		10,645,924
Other Operating Data:
Operating margin(3)		26.0%		46.1%		58.1%
Net margin(4)		16.8%		34.1%		42.8%
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

Results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021

Revenues

Total consolidated revenues for 2022 were Ps. 25,313.9 million, 34.8% higher than the Ps.18,784.7 million recorded in 2021. The increase in total revenues resulted from increases of 49.6% in aeronautical revenues and 37.2% in non-aeronautical revenues, primarily due to a 34.4% increase in passenger traffic, partially offset by a 14.4% decrease in construction revenues at our airports. The decrease in construction revenues was a result of lower capital expenditures and other investment in concessioned assets. Total Mexican revenues per workload unit increased 1.4% from Ps.453.0 in 2021 to Ps. 459.3 in 2022, due mainly to a 42.3% decrease in revenues for construction services per workload unit, which are based on capital improvements to concessioned assets and are not directly related to passenger traffic.

Our consolidated revenues from aeronautical services increased 49.6% from Ps. 9,408.6 million in 2021 to Ps. 14,072.5 million in 2022, due primarily to a 34.4% increase in passenger traffic. Revenues from passenger charges increased 56.8% from Ps.6,900.9 million in 2021 (73.3% of our aeronautical revenues during the period) to Ps. 10,823.9 million in 2022 (76.9% of our aeronautical revenues during the period), which reflect the increase in passenger traffic. Mexican aeronautical revenues per workload unit increased 18.5% from Ps. 208.3 in 2021 to Ps. 246.8 in 2022.

Revenues from non-aeronautical services increased 37.2% from Ps. 6,229.7 million in 2021 to Ps. 8,548.7 million in 2022. The primary factor behind the increase in non-aeronautical revenues from 2021 to 2022 was the increase in commercial revenues due to higher passenger traffic during 2022. Higher passenger traffic in 2022 led to a 92.2% increase in revenues from retail stores, a 24.1% increase in revenues from duty-free shops, and a 35.6% increase in other income, which consisted principally of revenue from tourism services and hotel operators. This increase in revenues from non-aeronautical services was also driven by an increase of 16.6% in revenues from car rental companies, a 50.9% increase in revenues from food and beverages, a 17.1% increase in advertising revenues, a 31.7% increase in parking lot revenues, and a 37.6% increase in revenues from ground transportation, all of which were offset by a decrease in 11.4% in teleservices revenues also contributed to the increase in revenues from non-aeronautical services. Mexican non-aeronautical revenue per workload unit increased 6.3%, from Ps. 147.1 per workload unit in 2021 to Ps. 156.3 per workload unit in 2022.

Revenues from construction services decreased 14.4% from Ps.3,146.1 million in 2021 to Ps. 2,692.7 million in 2022, mostly due to a decrease in capital improvements and other investments in concessioned assets at our Mexican airports, including the extension of terminal buildings, the construction of commercial aviation aprons, dual parallel taxiway and baggage-handling systems and the purchase of land for future expansions.

Our revenues from regulated sources in 2022 were Ps. 14,485.8 million, a 49.4% increase compared to Ps. 9,694.6 million in 2021, mainly due to the increase in total passenger traffic and the annual increase in our regulated rates. During 2022, Ps. 8,135.4 million of our revenues was derived from non-regulated sources, a 36.9% increase from the Ps. 5,943.8 million of revenues derived from non-regulated sources in 2021. This increase was primarily due to the 36.4% increase in commercial revenues described above, from Ps. 5,756.7 million in 2021 to Ps. 7,854.7 million in 2022.

Revenues by Airport

Aeronautical revenues increased by 61.8% from Ps. 4,644.5 million in 2021 to Ps. 7,515.7 million in 2022 at Cancún Airport, mainly due to (i) a 36% increase in passenger traffic and an increase in passenger fees charged, (ii) a 68.0% increase in passenger charges; and (iii) a 52.1% increase in airport security charges. Non-aeronautical revenues increased at Cancún Airport by 45.0% from Ps.4,038.2 million in 2021 to Ps. 5,854.3 million in 2022, mainly due to the increase in passenger traffic in 2022. Construction services revenues at Cancún Airport decreased by 24.8% from Ps. 1,210.2 million in 2021 to Ps. 910.8 million in 2022, due to a decrease in capital improvements and investments in concessioned assets at that airport. Total revenues increased by 44.3% from Ps. 9,893.2 million in 2021 to Ps. 14,280.8 million in 2022 at Cancún Airport, largely due to the increase in aeronautical and non-aeronautical revenues, and the increase in passenger traffic. Revenues per workload unit at Cancún Airport increased by 6.4% from Ps. 435.8 in 2021 to Ps. 463.7 in 2022, primarily because of the increase in aeronautical revenues.

Aeronautical revenues increased by 71.2% from Ps.467.1 million in 2021 to Ps. 799.7 million in 2022 at Mérida Airport, mainly due to a 48.1% increase in passenger traffic and in passenger fees charged at that airport. Non-aeronautical revenues increased by 30.0% at Mérida Airport from Ps.129.8 million in 2021 to Ps. 168.8 million in 2022, principally due to a 36.1% increase in commercial revenues caused by increased passenger traffic. Construction services revenues decreased from Ps.795.2 million in 2021 to Ps. 553.4 million in 2022, due to a decrease in capital improvements and investments in concessioned assets at Merida Airport. Revenues overall increased by 9.3% from Ps.1,392.1 million in 2021 to Ps. 1,521.9 million in 2022 at Mérida Airport, due to the increase in aeronautical revenues from 2021 to 2022. Revenues per workload unit at Mérida Airport decreased by 23.8% from Ps.605.2 in 2021 to Ps. 461.2 in 2022, principally due to the decrease in construction services revenues.

Aeronautical revenues increased by 49.8% from Ps.211.2 million in 2021 to Ps. 316.4 million in 2022 at Villahermosa Airport, due to a 53.2% increase in passenger charges and a 44.1% increase in airport security charges at that airport. Non-aeronautical revenues increased at Villahermosa Airport by 30.8% from Ps. 49.4 million in 2021 to Ps. 64.6 million in 2022, due principally to an increase of 36.0% in commercial revenues. Construction services revenues decreased from Ps.123.9 million in 2021 to Ps. 105.7 million in 2022 primarily due to a decrease in capital improvements and investments in concessioned assets. Revenues increased by 26.6% from Ps.384.5 million in 2021 to Ps. 486.7 million in 2022 at Villahermosa Airport, largely due to the increase in aeronautical revenues. Revenues per workload unit at Villahermosa Airport decrease by 2.6% from Ps.384.5 in 2021 to Ps. 374.4 in 2022, primarily due to the decrease in construction services revenues.

Aeronautical revenues at our other six Mexican airports increased by 48.6% from Ps.883.8 million in 2021 to Ps. 1,313.3 million in 2022, due to the 29.8% increase in passenger traffic and in fees passenger charges at those airports. Non-aeronautical revenues increased by 25.4% from Ps.167.6 million in 2021 to Ps. 210.1 million in 2022, due principally to a 29.1% increase in commercial revenues and increased passenger traffic. Construction services revenues decreased from Ps.778.9 million in 2021 to Ps. 698.7 million in 2022, due to a decrease in capital improvements and investments in concessioned assets at the other six Mexican Airports. Revenues increased by 21.4% from Ps.1,830.3 million in 2021 to Ps. 2,222.1 million in 2022 at the other six Mexican airports, due primarily to the increase in aeronautical revenues. Revenues per workload unit at our other six Mexican airports decreased by 5.9% from Ps.481.7 in 2021 to Ps. 453.5 in 2022, principally due to the decrease in revenues from construction services.

Aeronautical revenues at the LMM Airport increased 3.6% from Ps.2,027.2 million in 2021 to Ps. 2,100.3 million in 2022, primarily due to a 6.5% increase in passenger traffic. The increase in passenger traffic represents only a 3.6% increase in aeronautical revenues as Aerostar’s principal source of revenue at our LMM Airport is derived from the Airport Use Agreements among Aerostar and the principal airlines serving the LMM Airport. Non-aeronautical revenues at the LMM Airport increased 14.6% from Ps.1,394.3 million in 2021 to Ps. 1,598.6 million in 2022. Construction services revenues at the LMM Airport increased 77.8% from Ps.231.3 million in 2021 to Ps. 411.2 million in 2022, principally due to the renovation of terminal D and the construction of new immigration offices.

Aeronautical revenues at our six Colombian airports increased 72.5% from Ps.1,174.8 million in 2021 to Ps. 2,027.1 million in 2022, primarily due to the 56.8% increase in passenger traffic. Non-aeronautical revenues at our Colombian airports increased 44.8% from Ps.450.6 million in 2021 to Ps. 652.3 million in 2022. Construction services revenues at our Colombian airports increased 104.8% from Ps.6.3 million in 2021 to Ps. 12.9 million in 2022, primarily due to new investments(including fixed assets, office and computer equipment).

Revenues from our parent holding company and our administrative services companies decreased by 50.8% from Ps.962.2 million in 2021 to Ps. 473.7 million in 2022, due to the decrease in payments by our operating subsidiaries under intercompany agreements related to administrative services. These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps. 10,962.0 million in 2022, a 8.2% increase from the Ps.10,127.0 million recorded in 2021. The increase in operating expenses in 2022 was primarily due to an increase in technical assistance fees, government concession fees and cost of services. As a percentage of total revenues, operating expenses represented 43.3% of total revenues in 2022 as compared to 53.9% of total revenues in 2021. Mexican operating costs per workload unit decreased 21.7%, from Ps.228.2 per workload unit in 2021, to Ps. 178.6 per workload unit in 2022, primarily due to a decrease in construction costs.

Cost of services increased 13.9% from Ps.3,384.6 million in 2021 to Ps. 3,855.0 million in 2022. This increase was due to (i) a 14.0% increase in employee costs from Ps.939.3 million in 2021 to Ps. 1,070.8 million in 2022, mainly attributed to the recognition of the employees’ statutory profit sharing under the new taxable proceeds in Mexico, (ii) a 29.7%, increase in electricity costs, from Ps.419.5 million in 2021 to Ps. 544.0 million in 2022, mainly attributed to our increase in operations, (iii) a 25.7% increase in safety and security costs from Ps. 209.4 million in 2021 to Ps. 263.2 million in 2022, mainly attributed to our increase in operations, and (iv) a 46.8% increase in the cost of sales from convenience stores directly operated by us from Ps.333.2 million in 2021 to Ps. 489.2 million in 2022, mainly caused by an increase in sales. The increase in cost of services was offset by the recovery of expenses through (i) a Ps.352.3 million grant awarded to Aerostar under the CARES Act during 2021, of which Ps.165.5 million were attributed to employees cost, Ps.18.6 million to safety and security costs, Ps. 40.9 million to maintenance and preservation costs, and Ps. 127.3 million to other costs; (ii) a Ps. 196.4 million grant awarded to Aerostar under the CARRSAA Act in 2021, and an additional Ps. 20.1 million million grant awarded in 2022; and (iii) a Ps. 731.1 million grant awarded under the ARPA Act in 2021, and an additional Ps. 350.9 million grant awarded in 2022.

Administrative expenses increased 9.1% from Ps.263.2 million in 2021 to Ps. 287.1 million in 2022. This increase was primarily attributable to increases in marketing services, security services and travel expenses, which were partially offset by a decrease in professional fees.

Technical assistance fees increased by 64.4% from Ps.391.7 million in 2021 to Ps. 643.9 million in 2022, and government concession fees increased by 50.2% from Ps.948.1 million in 2021 to Ps. 1,424.1 million in 2022. The technical assistance fees and government concession fees increased in 2022 due to an increase in aeronautical and commercial revenues, as a consequence of the increase in passengers as well as the increase in concession fees paid with respect to our Colombian airports and, LMM Airport.

Construction costs were Ps.2,692.7 million in 2022 and Ps. 3,146.2 million in 2021. The decrease was due to a decrease in capital expenditures in Mexico. Because we hire a third party to provide all of our construction and upgrade services, our revenues in Mexico, Colombia and Puerto Rico relating to construction or upgrade services are equal to our expenses for those services.

Depreciation and amortization costs increased from Ps.1,993.3 million in 2021 to Ps. 2,059.2 million in 2022. This increase was principally the result of the depreciation of new investments in fixed assets and improvements made to concessioned assets in Mexico.

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps. 5,260.9 million in 2022, a 16.4% increase from the Ps.4,519.8 million recorded in 2021. This increase was a result of a 60.7% increase in cost of sales from directly operated stores, a 6.9% increase in safety and security costs, a 7.4% increase in maintenance costs, a 72.0% increase in technical assistance fees, and a 54.8% increase in government concession fees, partially offset by a 24.8% decrease in construction costs from Ps.1,210.5 million in 2021 to Ps. 910.8 million in 2022. Operating expenses per workload unit for Cancún Airport were Ps. 170.8 in 2022, a 14.3% decrease from the Ps.199.2 recorded in 2021.

Operating expenses for Mérida Airport were Ps. 962.7 in 2022, a 15.0% decrease from the Ps.1,133.2 million recorded in 2021. This increase was primarily as a result of a 30.4% decrease in construction costs from Ps.795.2 million in 2021 to Ps. 553.4 million in 2022, as well as a 14.8% increase in safety and security costs, a 15.7% increase in maintenance costs, a 12.3% increase in energy costs, a 41.8% increase in technical assistance fees, and a 62.3% increase in government concession fees. Operating expenses per workload unit for Mérida Airport were Ps. 291.7 in 2022, a 40.8% decrease from the Ps.492.7 recorded in 2021.

Operating expenses for Villahermosa Airport were Ps. 293.9 million in 2022, a 0.3% increase from the Ps.292.9 million recorded in 2021. This increase was primarily as a result of a 18.9% increase in maintenance services, a 5.6% increase in electricity services, a 31.7% increase in technical assistance fees, and a 46.1% increase in government concession fees, which were partially offset by a 14.7% decrease in construction costs from Ps.123.9 million in 2021 to Ps. 105.7 million in 2022. Operating expenses per workload unit for Villahermosa Airport were Ps. 226.0 in 2022, a 22.8% decrease from the Ps.292.9 recorded in 2021.

Operating expenses for our six other Mexican airports were Ps. 1,485.2 million in 2022, a 3.5% increase from the Ps.1,434.5 million recorded in 2021, principally as a result of a 33.7% increase in maintenance costs from Ps.57.7 million in 2021 to Ps. 77.1 million in 2022, a 49.4% increase in technical assistance fees, and a 44.5% increase in government concession fees, partially offset by a 10.3% decrease in construction costs from Ps.778.9 million in 2021 to Ps. 698.7 in 2022. Operating expenses per workload unit for our other six Mexican airports were Ps. 303.1 in 2022, a 19.7% decrease from the Ps.377.5 recorded in 2021.

Operating expenses for the LMM Airport were Ps. 2,306.5 million in 2022, compared to Ps.2,126.2 million in 2021. The increase was mainly due to (i) a 77.8% increase in construction costs from Ps. 231.3 in 2021 to Ps. 411.2 million in 2022, as a result of the renovation of terminal D and the construction of new immigration offices, and (ii) a 14.2% increase in concession fees from Ps. 162.9 million in 2021 to Ps. 185.9 million in 2022, under the concession contract. The increase in operating expenses was partially offset by a 2.1% decrease in depreciation and amortization from Ps. 740.1 million in 2021 to Ps. 724.3 million in 2022, and a 0.7% decrease in cost of services from Ps. 991.9 million in 2021 to Ps. 985.1 million in 2022, which includes the recovery of expenses through the Ps.352.3 million grant awarded to Aerostar during 2021 under the CARES Act, and the Ps. 547.3 million awarded under the CARRSAA Act and the ARPA Act in 2022, as explained above.

Operating expenses for our Colombian airports were Ps. 1,458.8 million in 2022, compared to Ps.1,200.8 million in 2021. The increase was primarily due to a 63.6% increase in concession fees from Ps. 308.6 million in 2021 to Ps. 505.0 million in 2022, a 19.9% increase in cost of services due to a 16.0% increase in energy expenses, and a 8.2% increase in safety and security expenses.

Operating expenses for our parent holding company and our administrative services companies were Ps. 67.1 million in 2022, a 89.0% decrease from the Ps. 611.8 million recorded in 2021, principally due to a decrease in solidarity agreement expenses.

Operating Income

Operating income increased by 69.8% from Ps.8,657.6 million in 2021 to Ps. 14,698.1 million in 2022. This increase in operating income was primarily a result of a 49.6% increase in in aeronautical revenues and a 37.2% increase in non-aeronautical revenues in 2022, plus other operating income of Ps.300.4 million corresponding to (i) the recognition of a Supreme Court of Puerto Rico judgment ruled in favor of Aerostar in connection with aviation fuel dispatch charges accrued between 2013 and 2021, and (ii) the recovery of Ps.45.4 million in a judgment ruled in favor of Aerostar in connection with certain contracts held with rental companies. This increase was partially offset by a 14.0% increase in cost of services, a 63.2% increase in technical assistance fees, and a 50.2% increase in government concession fees due to a 34.4% increase in total passenger traffic during 2022, relative to the same period in 2021.

Operating Income by Airport

Operating income for Cancún Airport increased by 67.9% from Ps.5,373.4 million in 2021 to Ps. 9,019.9 million in 2022, primarily due to a 61.8% increase in aeronautical revenues. Additionally, commercial revenues increased by 43.9% due to higher passenger traffic. Operating income per workload unit at Cancún Airport increased 23.8% from Ps. 236.6 in 2021 to Ps. 292.9 in 2022.

Operating income for Mérida Airport increased by 116.0% from Ps. 258.9 million in 2021 to Ps. 559.2 million in 2022, mainly due to of a 71.2% increase in aeronautical revenues as a result of higher passenger traffic. Operating income per workload unit at Mérida Airport increased 50.7% from Ps.112.5 in 2021 to Ps. 169.5 in 2022.

Operating income for Villahermosa Airport increased by 110.5% from Ps. 91.6 million in 2021 to Ps. 192.8 million in 2022, primarily because of a 49.8% increase in aeronautical revenues due to higher passenger traffic. Operating income per workload unit at Villahermosa Airport increased 62.0% from Ps.91.6 in 2021 to Ps. 148.4 in 2022.

Operating income for our six other Mexican airports increased by 86.2% from Ps. 395.8 million in 2021 to Ps. 736.9 million in 2022, principally due to a 48.6% increase in aeronautical revenues and an 25.4% increase in non-aeronautical revenues due to higher passenger traffic. Operating income per workload unit at the other six Mexican airports increased 44.3% from Ps. 104.2 in 2021 to Ps. 150.4 in 2022.

Operating income for the LMM Airport increased by 40.6% from Ps. 1,526.6 million in 2021 to Ps. 2,149.8 million in 2022 due to a 3.6% increase in aeronautical revenues, and 14.6% increase in non-aeronautical revenues, plus other operating income of Ps. 300.4 million corresponding to (i) the recognition of a Supreme Court of Puerto Rico judgment ruled in favor of Aerostar in connection with avation fuel dispatch fees accrued between 2013 and 2021, and (ii) the recovery of Ps. 45.4 million in a judgment ruled in favor of Aerostar in connection with certain contracts held with rental companies. This increase was partially offset by a 8.5% increase in operating expenses, mainly attributed to a 77.8% increase in construction costs of Ps. 231.3 million in 2021 to Ps. 411.2 million in 2022 as a result of the renovation of terminal D and the construction of the new immigration offices, and a 14.2% increase in concession fees of Ps. 162.9 million in 2021 to Ps. 185.9 million in 2022 under the concession contract. As mentioned above, construction costs were partially offset by a 2.1% decrease in depreciation and amortization from Ps. 740.0 million in 2021 to Ps. 724.3 million in 2022, and a 0.7% decrease in service costs, from Ps. 991.9 million in 2021 to Ps. 985.1 million in 2022 (including the recovery of expenses under the CRRSA Act and the ARPA Act granted in 2021 and 2022). Additionally, while the valuation of the maintenance reserve pursuant to IFRIC 12 was Ps. 58.4 million in 2021, in 2022 the valuation of the maintenance reserve decreased to Ps. 77.6 million due to the fact that certain projects included in the reserve will be funded with amounts received from the U.S. federal government.

Operating income for our six Colombian airports was Ps. 1,233.5 million in 2022, compared to Ps. 430.8 million in 2021, due to a 72.5% increase in aeronautical revenues and a 44.8% increase in non-aeronautical revenues as a result of higher passenger traffic.

Operating income for our parent holding company and our administrative services companies increased by 38.9% from Ps. 580.1 million in 2021 to Ps. 805.5 million in 2022, primarily due to an increase in revenues and the recovery of costs by our operating subsidiaries after the COVID-19 pandemic, transferred to our parent company under intercompany agreements. For additional information, see “Operating Results by Airport”.

Comprehensive Financing Result

Our comprehensive net financing result was a loss of Ps. 613.4 million in 2022 compared to a loss of Ps. 531.6 million in 2021. This increase in the net comprehensive financing loss is due in part to a 1.6% increase in interest expense, from Ps. 842.4 million in 2021 to Ps. 855.5 million in 2022, mainly reflecting the increase in interest rates under our Mexican loans and the issuance of Aerostar’s senior notes.

Additionally, the foreign exchange gain of Ps.108.6 million in 2021 decreased to a foreign exchange loss of Ps. 208.2 million in 2022, due to the appreciation of the Mexican peso against the U.S. dollar by 1.7% in average during 2022, compared to a depreciation of the Mexican peso against the U.S. dollar by 1.9% in average during 2021.

Interest income increased by 122.7% from Ps. 202.1 million in 2021 to Ps. 450.3 million in 2022, mainly due to an increase in our cash position and the issuance of Aerostar’s senior notes by U.S.$200 million.

Taxes

Our current income tax provision increased 83.2%, from Ps.1,824.8 million in 2021 to Ps. 3,342.3 million in 2022, mainly due to an increase in our taxable income base in Mexico attributed to the recovery of activity in the country, as well as an increase in ISR in Colombia attributed to changes in the applicable tax rate from 31.0% to 35.0%, and to the recovery of activity in the country.

Our deferred tax provision increased from a deferred tax benefit of Ps. 96.3 million in 2021 to a loss of Ps. 96.5 million in 2022, mainly due to an increase in ISR in Colombia attributed to changes in the applicable tax rate from 31.0% to 35.0%, and to the recovery of activity in the country. This increase was partially offset by a Ps. 40.8 million increase in the tax benefit corresponding to the balance of unredeemed assets in our Cancún, Mérida and Oaxaca airports as a consequence of the increase in inflation in Mexico from 7.3% in 2021 to 7.8% in 2022.

As of 2019, there is no asset tax provision.

Our overall effective tax rate in 2022 and 2021 was 31%, and 26%, respectively, mainly due to (i) the increase in the tax benefit corresponding to the balance of unredeemed assets in Mexican airports as a consequence of the increase in annual inflation in Mexico from 7.3% in 2021 to 7.8% in 2022, and (ii) an increase in ISR in Colombia attributed to changes in the applicable tax rate from 31.0% to 35.0%.

Net Income

Net income increased 66.4% from Ps.6,397.5 million in 2021 to Ps. 10,645.9 million in 2022. This increase was mainly as a result of the 49.6% and 37.2% increase in aeronautical and non aeronautical services, respectively, as well as due to the recovery of expenses under the CRRSA Act and the ARPA Act, and to other operating income in Puerto Rico as described above.

Results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020

For a comparison of the results of operations for the year ended December 31, 2021 as compared to the year ended December 31, 2020, see “Item 5—Operating and Financial Review and Prospects—Results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020” in our Fiscal Year 2021 Form 20-F, as filed with the SEC on April 8, 2022.

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances. However, in 2017, we incurred indebtedness to fund our investments in accordance with our Mexican Master Development Plans and to acquire the interest in our Colombian airports and our additional interest in Aerostar. See “—Indebtedness—Indebtedness in Mexico.” In 2021, we used Ps.2,463 million to pay dividends. As of December 31, 2021, we had Ps.8,770.1 million in cash and cash equivalents. As of December 31, 2022, we had Ps. 13,175.0 million in cash and cash equivalents.

Cash Flows for the year ended December 31, 2022 as compared to cash flows for the year ended December 31, 2021

In 2022, we generated Ps. 13,458.7 million in cash flow from operating activities, an increase of 30.1% from Ps. 10,347.0 million in 2021, mainly due to increases in aeronautical and non-aeronautical revenues, recoverable taxes and other assets, as well as an increase in accounts receivable, partially offset by a decrease in accounts payable. As of December 31, 2022, income before income taxes was Ps. 14,263.0 million, which reflects an increase of 75.5% compared to 2021. In 2022 our provision for income taxes was Ps. 2,277.2 million, representing a 161.9% increase compared to 2021.

In 2022, the cash flow used in financing activities was Ps. 6,130.4 million, which represents an increase of 81.5% with respect to the Ps. 3,378.2 million cash flow used in financing activities in 2021. This increase was mainly due to Aerostar’s issuance of U.S.$200.0 million (Ps.3,947.5 million) senior notes in May 2022, which was partially offset by the payment of Ps. 1,498.1 million in 2022 and Ps. 4,429.3 million in 2021 in principal amounts of outstanding debt in connection with the following facilities: (i) payments totalling Ps. 650.0 million in principal amounts of our Mexican loans, compared to payments amounting to Ps. 4,250.7 million in 2021, (ii) a payment of Ps. 848.1 million in principal amount under a syndicated loan in Colombia, compared to a payment of Ps. 178.6 in 2021, (iii) payments of Ps. 222.6 million in principal amounts due under Aerostar’s senior secured notes due 2035, compared to payments amounting to Ps. 220.9 million in 2021, (iv) a payment of Ps. 1,079.6 million in interests due under the aforementioned outstanding loans, compared to a payment of Ps. 908.7 million in interests due under these loans in 2021, and (v) an increase in restricted cash of Ps. 1,175.6 million resulting mainly from operating expense reserves. From the beginning of the operating concession granted to Aerostar in 2013 and until February 2022, these reserves were covered by letters of credit issued by ASUR and AviAlliance in favor of Citibank; as of April 2022, due to Aerostar’s available liquidity, Aerostar covers these reserves with available cash instead of renewing the letters of credit.

Cash flow used in investments during 2022 was Ps. 2,547.0 million, mainly as a result of new investments in concession assets amounting to Ps. 2,775.8 million in 2022, a 24.8% decrease compared to 2021, as well as an increase in restricted cash of Ps. 122.0 million corresponding to the PFC revenue reserves.

Cash Flows for the year ended December 31, 2021 as compared to cash flows for the year ended December 31, 2020

For a comparison of the cash flows for the year ended December 31, 2021 as compared to the cash flows for the year ended December 31, 2022, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows for the year ended December 31, 2021 as compared to cash flows for the year ended December 31, 2020” in our Fiscal Year 2021 Form 20-F.

Indebtedness

As of December 31, 2022, we had Ps. 15,204.8 million in consolidated outstanding indebtedness. As of December 31, 2022, we had no contracts for interest rate or foreign currency swaps.

Indebtedness in Mexico

In the fourth quarter of 2011, Aeropuerto de Cancún obtained authorization for two new bank loans from Banamex and BBVA of U.S.$300.0 million and Ps.1,500.0 million, respectively. These loans remain subject to certain conditions precedent, including the negotiation of definitive documentation for the loans. To date, ASUR has not yet made use of the authorized credit lines. Aeropuerto de Cancún purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan. We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan from BBVA in April 2017 to pay the balance of the purchase price. The loan had a term of one year and an interest rate calculated on the basis of the 28-day TIIE plus 0.60% from July 31 to October 31, 2017; TIIE plus 0.85% from October 31, 2017 to January 31, 2018; TIIE plus 1.10% from January 31 to April 30, 2018 and TIIE plus 1.60% from April 30 to July 31, 2018. This loan was paid in October 2017, and we, through Aeropuerto de Cancún, obtained two loans of Ps.2,000 million each, one seven-year term loan with BBVA at a 28-day TIIE rate plus 125 basis points maturing in October 2024, and another five-year term loan with Banco Santander at a 28-day TIIE rate plus 125 basis points maturing in October 2022. The remaining balance on the BBVA loan was repaid on October 13, 2021, and on October 18, 2021, we, through our Aeropuerto de Cancún , entered into a seven-year loan agreement with BBVA for a principal amount of Ps. 2,000 maturing October 2028, with a 28-day TIIE rate plus an applicable margin. The applicable margin in the BBVA loan is calculated on the following basis: if our net leverage ratio is less than 1.50: 1.00, the applicable margin will be 140 basis points; if our net leverage ratio is between 1.50: 1.00 and 2.50: 1.00, the applicable margin will be 165 basis points, and if our net leverage ratio is greater than 2.50: 1.00, the applicable margin will be of 190 basis points.

On September 29, 2021, we prepaid the remaining Ps. 2,000 million balance on the Santander loan and concurrently, through our Aeropuerto de Cancún , we obtained a three-year term loan from Santander for a principal amount of Ps. 2,650 million maturing on September 28, 2024 at a 28-day TIIE rate plus 150 basis points. In November 2022, we paid Ps. 650.0 million in principal amounts in connection with the Santander loan.

We have guaranteed our Aeropuerto de Cancún obligations under these loans. While the BBVA and Banco Santander loans are outstanding, we and our subsidiaries are not permitted to create any liens upon any of our property, make any fundamental change to our corporate structure or sell any of our assets that exceed more than 10.0% of our consolidated total assets as of the most recent fiscal quarter prior to the sale. These loans require that we and our subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or greater than 3.00:1.00 as of the last day of each fiscal quarter. If we fail to comply with these covenants, the loans restrict our ability to pay dividends to our shareholders. As of December 31, 2021 and 2022, the consolidated leverage ratio calculated under BBVA agreement was 3.00:1.00 and 1.20:1.00, respectively.

On June 29, 2020, the Company contracted a credit line with BBVA for Ps.1,500 million. The credit line had a term of eighteen months, maturing December 29, 2021, and an interest rate calculated on the basis of the TIIE plus 1.50%, and could be used for general corporate purposes, and expenses and commissions related to the credit. As of December 31, 2022, the Company has not used the credit line and the line was terminated.

Indebtedness in Puerto Rico

On March 21, 2013, our subsidiary Aerostar entered into a U.S.$50.0 million capital expenditure facility and a secured U.S.$10.0 million revolving credit facility with RBC Royal Bank, UBS Financial Services and FirstBank Puerto Rico. Additionally, on or about March 21, 2013 Aerostar issued 5.75% senior secured notes due March 22, 2035, in an aggregate principal amount of U.S.$350.0 million through a private placement. On June 24, 2015, Aerostar issued 6.75% senior notes due March 22, 2035 in an aggregate principal amount of U.S.$50.0 million to refinance the aforementioned capital expenditure facility. In May 2022, Aerostar renegotiated the terms of its U.S.$50.0 million principal amount of 6.75% senior secured notes, extending the maturity to March 22, 2035.

Furthermore, on December 18, 2015, Aerostar entered into a secured U.S.$10.0 million revolving credit facility with Banco Popular de Puerto Rico in order to refinance the March 2013 revolving credit facility and to finance operational working capital needs and general corporate purposes, including capital expenditure projects. On April 1, 2020, Aerostar drew down U.S.$10.0 million of its revolving credit facility for working capital purposes. The company repaid the credit facility in April 2021, interest is calculated at the prime rate minus 0.5% and paid quarterly. A commitment fee of 0.15% for unused credit is paid annually. As part of these debt financings, Aerostar was required to pledge its interest in the LMM Lease of the LMM Airport as collateral to a leasehold mortgagee assigned by the lenders. Aerostar was financially obligated to keep a debt coverage ratio above 1:00 at the end of each quarter. During 2021, it complied with this debt coverage in each measurement period. As of November 19, 2021 the full balance of the revolving credit facility was repaid.

On December 30, 2020 Aerostar entered into an unsecured revolving credit line with Banco Popular de Puerto Rico of U.S.$ 20.0 million, with a term of 3 years. Pre-payments are permitted at any time, interest is calculated at the prime rate plus 0.50% and Aerostar pays a rate of 0.15% for unused credit, which is calculated on the average amount of unused principal during the year. To date, Aerostar has not drawn down the credit line. On July 21, 2022, Aerostar issued 4.92% senior secured notes due 2035 in an aggregate principal amount of U.S.$200 million through a private placement. The terms of the notes require that Aerostar and its subsidiaries maintain a debt service coverage ratio of at least 1.10:1.00 through the stated maturity date of the notes.

Aeropuerto de Cancún and its joint venture partner PSP have pledged their share ownership in Aerostar as collateral for all of these facilities. Since June 1, 2017, we have consolidated Aerostar’s assets and liabilities into our financial statements.

While the senior secured notes are outstanding, Aerostar is not permitted to create any liens other than permitted liens upon any of our property, make any fundamental change to our corporate structure, or sell more than U.S.$35.0 million of our assets per year. In addition, the revolving credit facility requires that Aerostar and its subsidiaries maintain a debt service coverage ratio of at least 1.10:1.00 through the stated maturity date of the notes. If we fail to comply with these covenants, our ability to pay dividends to our shareholders is restricted. Failure to comply with these covenants would result in all amounts owed under the facility to become due and payable immediately.

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

The syndicated credit agreement was amortized by Airplan during 2018, 2019, 2020, 2021 and 2022. The outstanding amount of the credit agreement as of December 31, 2018 was COP$428,997.5 million, COP$402,597.5 million as of December 31, 2019, COP$367,397.5 million as of December 31, 2020, COP$327,797.5 million as of December 31, 2021 and COP$ $167,897.5 million as of December 31, 2022. Airplan was granted waivers for its financial obligations related to debt coverage in the syndicated loan agreement from the measurement date in the third quarter of 2020 until the first quarter of 2021. In 2021, all the lenders in the syndicated loan agreement granted additional waivers to Airplan until the first quarter of 2022 in respect of its financial obligations related to debt coverage. The Company will not be subject to any default or event of default as a result of breaching the debt coverage ratio until March 31, 2022. As of April 17, 2023, we have complied with the debt coverage ratio.

Furthermore, in 2017 Airplan entered into two short-term loans with Bancolombia S.A. of COP$5,000.0 million and COP$10,000.0 million. The main terms of these short term loans included the issuance of a blank promissory note, an interest rate based on Colombia’s banking reference index, the Indicador Bancario de Referencia (“IBR”), plus 2.75%, monthly interest payments and an annual principal payment on the due date. Additionally, in 2017 Airplan entered into a short-term loan with Banco de Bogotá of COP$5,000.0 million. The terms of this short-term loan included the issuance of a blank promissory note, an interest rate based on the IBR plus 2.6%, monthly interest payments and an annual principal payment on the due date. These three short-term loans were fully repaid in 2018. In September 2020, Airplan entered into a short-term loan with Bancolombia S.A. for COP$11,612.0 million. The short-term loan has a term of 10 months and an interest rate based on the DTF plus 1.70%, monthly interest payments and quarterly principal payments. These short-term loans were fully repaid in July 2021.

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

The following table sets forth our historical investments in Mexico, Puerto Rico and Colombia in the periods indicated.

(thousands of
Year ended December 31,	Mexican pesos)
2020	3,412,493
2021	3,800,450
2022	2,738,429

In 2022, we spent Ps. 2,293.9 million in Mexico on capital expenditures in the nine airports in Mexico, principally attributed to (i) the expansion of the terminal buildings in Cancún, Cozumel, Huatulco, Mérida and Tapachula, (ii) repairs made to runways, taxiways, commercial and general aviation ramps and roadways, and (iii) the replacement or renewal of equipment in all of our nine Mexican airports.

In 2022, we spent Ps. 12.1 million in Colombia on capital expenditures on projects which included, among others: the purchase of fixed assets.

In 2022, we spent Ps. 432.3 million in Puerto Rico on capital expenditures on projects which included the renovation of terminal D and the construction of new immigration facilities.

In 2021, we spent Ps. 3,533.4 million in Mexico on capital expenditures in the nine airports in Mexico, principally on the enlargement of the terminal building, commercial platform, runways, taxiways and roads at Merida Airport, and the commencement of works for the enlargement of terminal 3 and expansion works in terminal 4, expansion of taxiways, runways and roads at Cancun Airport.

In 2021, we spent Ps. 5.8 million on capital expenditures in our Colombian airports, which included, among others, the expansion of the cargo terminal, acquisition of fixed assets, and the expansion of the building terminal.

In 2021, we spent Ps. 261.1 million on capital expenditures in Puerto Rico including in the reconstruction of terminal D.

In 2020, we spent Ps. 3,072.4 million in Mexico on capital expenditures in the nine airports in Mexico, principally on the works we began during 2019, the most important of which include the expansion of several terminal buildings (mainly in the airports at Cancún, Mérida and Villahermosa); the extension of a taxiway at Cancún Airport; and the extension of the hold-baggage-screening system, commercial aviation apron and the ground handlers’ facilities at Cancún Airport.

In 2020, we spent Ps.6.9 million in Colombia on capital expenditures on projects which included, among others including in the construction and equipment of the various terminal buildings. In 2020, we spent Ps.357.2 million in Puerto Rico on capital expenditures including in the taxiway extension, terminal expansion (including the expansion of terminal D), installment of security door exit lines, restoration of aviation aprons, runway maintenance, installment of central checkpoint protective equipment, thermal cameras for exit lanes, and servers for airlines and ASUR’s back offices.

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

The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name (**)	Title	Director Since
Fernando Chico Pardo(1)	Chairman	April 28, 2005
Ricardo Guajardo Touché(3)	Director	February 28, 2001
Francisco Garza Zambrano(3)	Director	February 28, 2001
Guillermo Ortiz Martínez(3)	Director	April 26, 2010
José Antonio Pérez Antón(2)(5)	Director	April 26, 2012
Aurelio Pérez Alonso(4)	Director	April 26, 2012
Rasmus Christiansen(3)	Director	April 26, 2007
Barbara Garza Lagüera Gonda (3)(6)	Director	April 23, 2020
Pablo Chico Hernández (7)	Director	April 22, 2021
Heliane Marie Luise Steden (7)	Director	April 22, 2021
Diana María Chavez Varela (7)	Director	April 22, 2021
(1)

Elected by ITA as holder of Series BB shares. Fernando Chico Pardo is the direct or indirect owner of 50.0% of the shares of ITA and 58,238,592 Series B shares (19.41% of our outstanding shares) as of April 17, 2023.

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

Fernando Chico Pardo. Mr. Fernando Chico Pardo has been a member of our Board of Directors and Chairman of the Board since April 28, 2005. He was our Chief Executive Officer from January 19, 2007 until June 1, 2011. He is the founder and President of Promecap, S.C. established in 1997, he is the Co-President of the port and rail operator Carrix, Inc, and a member of the board of directors of BBVA. Previously, Mr. Fernando Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York), Latin America Representative for Mocatta Metals Corporation, Mexico Representative for Standard Chartered Bank (London) and consultant to BBVA. Mr. Fernando Chico Pardo has also been on the boards of directors of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México, Cultiba and Grupo Posadas de México. He is 71 years old. Mr. Fernando Chico Pardo was appointed by ITA.

Ricardo Guajardo Touché. Mr. Guajardo is an independent member of our Board of Directors and President of our Audit and Corporate Practices Committee. He was President of Grupo Financiero BBVA, S.A. from 1999 to 2004, and President and Chief Executive Officer of Grupo Financiero BBVA, S.A. from 1991 to 1999. He has previously served on the boards of directors of Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”), Grupo Industrial Alfa, El Puerto de Liverpool, and Grupo Coppel. He is currently on the boards of directors of Fomento Económico Mexicano (“FEMSA”), Grupo Bimbo, Coca Cola Femsa (“KOF”), Grupo Vitro, and BBVA. He is 74 years old. Mr. Guajardo is an independent director.

Francisco Garza Zambrano. Mr. Garza is a member of our Board of Directors and he has served as President of Cementos Mexicanos of North America and Trading, as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos U.S.A. He was formerly on the Board of Directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Cámara Nacional del Cemento, Club Industrial, A.C. and Fundación Mexicana para la Salud, and is currently on the board of the Universidad de Monterrey, the Roberto Garza Sada Centre for Art, Architecture and Design, and the FIDECULTURAL Technical Committee. He is 67 years old. Mr. Garza is an independent director.

Guillermo Ortiz Martínez. Mr. Ortiz is a member of our Board of Directors and Financial Expert of the Audit Committee. He has served as the Chairman of the Board of Directors of Grupo Financiero Banorte. Previously, he was Governor of the Bank of Mexico for two terms, from 1998 to 2003, and from 2004 to 2009. From 1994 to 1997, he was Mexico’s Public Finance Minister. Mr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994. Prior to that, between 1984 and 1988, he occupied the position of Executive Director of the International Monetary Fund (IMF). From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research. Mr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry. During 2009 he was employed as Chairman of the Bank for International Settlements based in Basel, Switzerland. He is 74 years old. Mr. Ortiz is an independent director.

Rasmus Christiansen. Mr. Christiansen previously served as the Chief Executive Officer of Copenhagen Airports International A/S, responsible for management and advisory services for CPH’s international investments. Before joining Copenhagen Airports, Mr. Christiansen was the director and owner of an import/export company in Hungary (1993 – 1999). Prior to this, he was Vice President of Dolce International, Hotels and Conference centers. He joined Copenhagen Airports A/S in 1999 as the Development and Acquisitions Director. In 2005 he became the Vice President and in 2007 CEO of Copenhagen Airports International. He is also a board member of CPH International A/S and Newcastle International Airport Ltd. as well as Chairman of the Danish Schou Foundation. Mr. Christiansen is 71 years old and was born in Denmark. Mr. Christiansen is an independent director.

José Antonio Pérez Antón. Mr. Pérez Antón has been Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005. He has worked for ADO since 1996. Mr. Pérez Antón is also currently the Vice President of the Cámara Nacional del Autotransporte de Pasaje y Turismo (the Mexican National Chamber of Intercity and Tourism Transportation, or CANAPAT), he is a Counselor at ITI (the Intermodal Transportation Institute, based in Denver), and a member of the Mexican Business Council. He is 50 years old.

Aurelio Pérez Alonso. Mr. Pérez Alonso has been Deputy Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005. Before joining the company in 1998, Mr. Pérez Alonso was a consultant for Arthur Andersen and he is currently a member of the Board of Directors of CANAPAT. He is 51 years old.

Pablo Chico Hernández. Mr. Chico Hernández graduated from the Iberoamericana University in Mexico City with a degree in Business Administration, and obtained an MBA at Southern Methodist University in Dallas, TX, specialising in Finance and Entrepreneurship. He has worked for Promecap, S.C., and for Prudential Bank Mexico. He currently works for SSA Marine, Inc, a marine and rail transport logistics company based in Seattle, Washington. He is 38 years old.

Bárbara Garza Lagüera Gonda. Ms. Garza Lagüera is an alternate member of the board of directors of FEMSA, the Vice-Chairman of the board of directors of ITESM Campus Mexico City, a member of the boards of directors of Fresnillo, Plc., Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliario La Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V., Controladora Pentafem, S.A.P.I. de C.V., BECL, S.A. de C.V., Soluciones Financieras (SOLFI), Fondo para la Paz, and Museo Franz Mayer, and a member of the supervision commission of the Fondo Nacional para la Cultura y las Artes (FONCA). She is 63 years old. Ms. Garza Lagüera is an independent director.

Heliane Marie Luise Steden Ms. Steden is a managing director at Merrill Lynch and a member of the company’s flagship New York International Office. She joined Merrill Lynch in 1999, after working for Bankers Trust and Deutsche Bank. She is also on the Board of Trustees of the University of Southern California. While studying business administration at USC, Steden was a three-time All American women’s tennis player, and went on to pursue a five-year professional career in tennis. She is 58 years old. Ms. Steden is an independent director.

Diana Maria Chavez Varela. Ms. Chavez is the Executive Director and Chairperson of the Board of CIFAL, a private sector center promoting research for the implementation of United Nations sustainability goals and initiatives in Bogotá, Colombia. She is also the Vice-Chair of the Board of Trustees of UNITAR, the United Nations Institute for Training and Research, in Geneva, Switzerland. Between 2009 and 2017, she was the Executive Director for the Latin America and Caribbean Regional Centre of the UN Global Compact in Bogotá, and prior to that was the Local Network Coordinator of the Global Compact in Mexico. She is 51 years old. Ms. Chavez is an independent director.

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

The following table lists our executive officers, their current position and year of appointment as an executive officer:

Name	Principal Occupation	Executive Officer Since
Adolfo Castro Rivas(1)	Chief Executive Officer; Director of Finance (Chief Financial and Strategic Planning Officer)	June 1, 2011
Carlos Trueba Coll	Director of Cancún Airport	March 1, 2010
Héctor Navarrete Muñoz	Director of Regional Airports	January 15, 2003
Claudio Góngora Morales	Chief Legal Counsel	April 19, 1999
Manuel Gutiérrez Sola (*)	Chief Commercial Officer	August 7, 2003
Alejandro Pantoja López	Chief Infrastructure and Compliance Officer	August 15, 2013
(1)	Elected by ITA as holder of Series BB shares.

(*)Owner of less than 1.0% of our outstanding shares as of December 31, 2022.

Adolfo Castro Rivas. Mr. Castro was appointed as our Chief Executive Officer in June 2011. Mr. Castro has been our Director of Finance (Chief Financial Officer) since January 2000. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. de C.V. and an auditor and consultant with Coopers & Lybrand. Mr. Castro is also member of the Board of Directors of Red de Carreteras de Occidente, S.A.B. de C.V. He is 59 years old.

Carlos Trueba Coll. Mr. Trueba has been the Director of Cancún Airport since March 1, 2010. Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004). He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares. He is 59 years old.

Héctor Navarrete Muñoz. Mr. Navarrete is the Director of Regional Airports. Previously, Mr. Navarrete was the Administrator of Mérida Airport, Director of the Board of Culture and Tourism of the state of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security. He is 66 years old.

Claudio Góngora Morales. Mr. Góngora has been General Counsel since 1999. He is Legal Director of ASUR (from 2001). Mr. Góngora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compañía Exploradora del Istmo, S.A. de C.V. He has been Deputy Legal Director of Comisión de Fomento Minero, as well as Chief Legal Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 71 years old.

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

Alejandro Pantoja López. Mr. Pantoja was appointed as our Chief Infrastructure and Compliance Officer in August 2013. Previously, he held a series of positions in ASUR, including Administrator of Veracruz Airport (from 2001 to 2013). He has also held executive posts in the companies Internacional de Contenedores de Veracruz and Ferrocarril del Sureste. He is 62 years old.

Share Ownership of Directors and Senior Management

With the exception of Fernando Chico Pardo (see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”), and Manuel Gutiérrez Sola (see “Item 6. Directors, Senior Management and Employees—Senior Management”), directors and senior management do not own shares of ASUR. There are no compensation arrangements under which employees may acquire capital stock of ASUR.

Compensation of Directors and Senior Management

Members of our Board of Directors and the members of our committees received Ps.8.7 million in aggregate compensation for the year ended December 31, 2022. We paid an aggregate amount of approximately Ps. 166.9 million in 2022 for the services of our executive officers.

No amount has been set aside by ASUR or its subsidiaries for pension, retirement or similar benefits.

Committees

Our bylaws provide for four committees to assist the Board of Directors with the management of our business: an Operating Committee, an Audit and Corporate Practices Committee, an Acquisitions and Contracts Committee, and Nominations and Compensation Committee. Additionally our Board of Directors has approved the creation of a Sustainability Committee, in accordance with our bylaws.

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

The Audit and Corporate Practices Committee must be composed of at least three members, all of whom must be independent, and is responsible for supervising the management and conduct of our business, monitoring the activities of our Board of Directors, our officers and the officers of our subsidiaries for compliance with the bylaws and applicable law, as well as coordinating internal auditing activities. With respect to financial reporting and auditing matters, the Audit and Corporate Practices Committee reviews financial data, supervises risk-management activities (such as areas of the company that may be vulnerable to fraud or other acts of corruption, information technology, and environmental and social issues), ensures compliance with the professional code of conduct and has oversight of our internal auditing and controls system, as well as the performance of our external auditors. The Audit and Corporate Practices Committee is also responsible for overseeing our Code of Ethics and monitoring transactions with affiliates, including ITA and its stockholders. In addition to the specific duties and authorities set forth under our bylaws and the Securities Market Law for the Audit and Corporate Practices Committee, the Audit and Corporate Practices Committee also has the authority and duties of the Corporate Practices Committee under the Securities Market Law. Our bylaws provide that the Board of Directors shall determine the number of members of the Audit and Corporate Practices Committee, which is required to comprise solely independent directors. All members of the Audit and Corporate Practices Committee must meet the applicable independence criteria set forth under the Sarbanes-Oxley Act of 2002 and the rules issued thereunder by the U.S. Securities and Exchange Commission. The president of the Audit and Corporate Practices Committee is elected by a vote at the shareholders meeting, as is a secretary, who is not required to be a committee member. The committee also appoints among its members a special delegate who may not be a person appointed by the holders of Series BB shares nor be related to the committee members. The special delegate is charged with ensuring that ITA complies with its obligations under the technical assistance agreement it has with us. The current members of the Audit and Corporate Practices Committee are Ricardo Guajardo Touché (President), Francisco Garza Zambrano and Guillermo Ortiz Martínez (Financial Expert of the Audit Committee). A secretary has also been appointed who is not a member of the committee.

The Sustainability Committee was formed on December 1, 2022, and is composed of three members. The Committee has established the following priority issues in connection with the Company's environmental, social and governance (ESG) program: (i) environmental objective, including actions to monitor, reduce and compensate carbon emissions, protect and restore biodiversity and nature, measures to reduce water consumption and recycle wastewater, measures to increase percentage of recycled waste; (ii) social objectives, including the improvement of food and water safety programs, creating support programs for women and basic education and training programs for young people; and (iii) governance objectives, including implementing measures to increase diversity on our Board of Directors and Committees, succession plans for board members and key executives, creating strategies to resolve overboarding and optimization of transparency with our stockholders. The current members of the Sustainability Committee are Diana María Chávez Varela (President), Claudio Góngora Morales and Alistair McCreadie.

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

Employees

The following table sets forth the number of employees in various positions as of the end of 2020, 2021 and 2022.

	As of December 31,
	2020	2021	2022
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	145	8	—
Mexico
Cancún Airport	294	433	444
Cozumel Airport	26	27	26
Huatulco Airport	23	23	23
Mérida Airport	65	64	65
Minatitlán Airport	20	20	19
Oaxaca Airport	28	28	28
Tapachula Airport	24	23	22
Veracruz Airport	33	35	34
Villahermosa Airport	35	33	35
Cancún Airports Services, S.A.	—	239	242
Total Mexico	693	933	938
Colombia
Airplan (Corporate Office)	88	88	70
Carepa Airport	26	26	28
Corozal Airport	20	22	19
Medellín Airport (Enrique Olaya Herrera)	50	48	46
Rionegro Airport (José María Córdova)	112	115	111
Montería Airport	39	45	44
Quibdó Airport	25	24	38
Total Colombia	360	368	356
San Juan Airport	103	97	98
Total Puerto Rico	103	97	98
Total Administrative Employees	1156	1398	1392
Unionized Employees(2)
Mexico
Cancún Airport	165	162	165
Cozumel Airport	36	35	35
Huatulco Airport	19	20	20
Mérida Airport	45	45	47
Minatitlán Airport	16	16	14
Oaxaca Airport	21	23	23
Tapachula Airport	24	24	24
Veracruz Airport	27	27	25
Villahermosa Airport	28	27	25
Total Mexico	381	379	378
Colombia
Carepa Airport	—	—	---
Corozal Airport	—	—	---
Medellín Airport (Enrique Olaya Herrera)	—	—	---
Rionegro Airport (José María Córdova)	—	—	---
Montería Airport	—	—	---
Quibdó Airport	—	—	---
Total Colombia	—	—	---
San Juan Airport	—	—	17
Total Puerto Rico	—	—	17
Total Union Employees	381	379	395
(1)	On February 2022, we transferred all of the non-unionized administrative employees by each of our airport operating subsidiaries.
(2)	On June 2021, we transferred all of our unionized personnel from our airport operating subsidiaries.

As of December 31, 2020, 2021 and 2022, we had 1,537, 1,777 and 1,787 total employees (administrative and unionized), respectively.

As of December 31, 2020, 2021, and 2022, 24.8%, 21.3% and 22.1%, respectively, of our employees were members of labor unions.

During 2021 we initiated the transfer of all employees of RH ASUR, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V., two subsidiaries wholly-owned by us, that provided administrative and personnel services, so that they become employees of the corresponding Mexico airpot where they operate. This transition was completed in February 2022. As of June 10, 2021 and February 2022, respectively, all unionized and non-unionized personnel are hired by each of our respective airport subsidiaries, and RH ASUR, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V.do not have any employees as of such dates.

All of our Mexican unionized employees are members of local chapters of the Mexican National Union of Airport Workers. As of April 2008, the labor relations with our Mexican employees in our airport operating subsidiaries are governed by one collective labor agreement that is negotiated by the local chapter of the union. Under applicable Mexican labor law, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. The last agreement for the period 2022 to 2024 has been signed with the union as of October 2022, which prospectively modified the 2022 agreement. We believe we have good relations with our Mexican employees.

Item 7.Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Capital Stock Structure

The following table sets forth the current ownership of outstanding shares as of April 17, 2023, to the extent of our knowledge.

			Percentage of total
	Number of Shares		share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
CHPAF Holdings, S.A.P.I. de C.V. (1)(2)(3)(4)(5)	58,238,592	—	19.41%	—
Inversiones Productivas Kierke, S.A. de C.V.(6)	36,918,290	—	12.31%	—
ITA, through Bancomext (1)(2)(3)(4)(6)	---	22,950,000	—	7.65%
Other Public(1)	181,893,118	—	60.63%	—
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

(6)	Grupo ADO, S.A. de C.V. indirectly owns 50.0% of ITA through its subsidiary, Inversiones Kierke, which in turn owns, directly or indirectly, 36,918,290 of our Series “B” shares.
(7)	Amount of shares beneficially owned as of December 31, 2022.

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

RELATED PARTY TRANSACTIONS

General

We have engaged in a variety of transactions with our affiliates, including with certain of our shareholders. The transactions with related parties disclosed in this section were carried out under market conditions.

As of December 31, 2020, 2021 and 2022, the accounts pending payment with related parties are as follows:

	At December 31,
	2020	2021	2022

	(millions of Mexican pesos)
Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.(1)	53.3	127.4	169.7
Lava Tap de Chiapas S.A De C.V	0.4	0.5	—
Autobuses de Oriente ADO S.A de C.V.	0.1	—	—
Total Accounts Payable	53.8	127.9	169.7
(1)	Shareholder

As of December 31, 2020, 2021 and 2022, the accounts pending receipt with related parties are as follows:

	At December 31,
	2020	2021	2022

	(millions of Mexican pesos)
Accounts Receivable:
Autobuses Golfo Pacífico, S. A. de C. V.(1)	0.2	0.0	0.0
Total Accounts Receivable	0.2	0.0	0.0
(1)	Shareholder

During the years ending December 31, 2020, 2021 and 2022, the following transactions with related parties were carried out:

	Year Ended December 31,
	2020		2021		2022

		(millions of Mexican pesos)
Commercial revenues	Ps.	13.0	Ps.	18.4	Ps.	23.7
Technical assistance		(175.6)		(391.7)		(643.9)
Leases		(6.1)		(5.9)		(4.6)
Cleaning services		(11.8)		(12.3)		—

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

Pursuant to the Technical Assistance Agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us. Although Copenhagen Airports ceased to be a shareholder in October 2010, and after the consummation of the sale of a company that owns 49.0% of ITA to Grupo ADO, the Technical Assistance Agreement continues in force and will remain in force. The Technical Assistance Agreement entitles ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our Board of Directors. The agreement also grants us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The agreement had an initial 15-year term which expired in 2013, and was automatically renewed for a successive five-year term on the same conditions on December 18, 2013. We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement). The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in “Item 6. Directors, Senior Management and Employees—Committees.” In 2020, 2021 and 2022, we recognized expenses of U.S.$8.8 million, U.S.$19.1 million and U.S.$ 33.0 million, respectively, pursuant to the technical assistance agreement. We did not owe ITA additional expenses in 2020, 2021, and 2022.

Arrangements with Entities Controlled by Fernando Chico Pardo

We rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.

Compensation to Directors and Officers

In 2020, we provided Ps. 137.2 million in compensation to key management personnel and Ps. 8.6 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2021, we provided Ps. 122.3 million in compensation to key management personnel and Ps.8.1 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2022, we provided Ps. 166.9 million in compensation to key management personnel and Ps. 8.7million in compensation to the Board of Directors and the committees of the Board of Directors.

Item 8.Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

Legal Proceedings

We are involved in legal proceedings from time to time that are incidental to the normal conduct of our business. Our transactions are subject to Mexican federal and state law, as well as Puerto Rico and Colombian law due to our subsidiaries outside of Mexico.

We are currently involved in a legal proceeding in connection with the cargo facilities at Mérida Airport, as described in more detail in “Item 4. Information on the Company—Business Overview—Our Airports—Mérida International Airport.”

At present, a number of labor-law claims have been filed against us mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects. We are currently pursuing judicial remedies and no ruling has been handed down at the date of this report. As of December 31, 2022, we have not established a provision for this item.

In addition, Aeropuerto de Cancún is appealing a decision from the Ministry of Finance and Public Credit concerning a tax issue relating to the amortization of its concession for tax purposes. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—We participated in a tax amnesty program implemented by the Mexican federal government.”

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

On June 30, 2022, the Supreme Court of Puerto Rico issued a judgment in favor of Aerostar, determining that Aerostar is the only entity entitled to collect and withhold charges for aviation fuel dispatched from the LMM Airport. As a result of this favorable ruling Aerostar will recover an amount of U.S.$15.3 million in connection with fuel dispatch charges accrued from 2013 to 2022.

On August 21, 2019, the Board of Commissioners of COFECE in Mexico notified our Aeropuerto de Cancún of a decision issued on July 25, 2019, which provides for: (i) administrative liability for monopolistic practices (as described in Article 56, Section V of the LFCE (refusal of access)) and (ii) a fine of Ps.73 million. The Company believes it has sufficient grounds for defense and on September 12, 2019 it appealed the administrative sanction imposed by the COFECE. The Company does not expect its appeal will be resolved in less than 2 years from the date of filing and the Company is under no obligation to pay the fine before the end of appeal proceeding.

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

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under IFRS. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., as of December 31, 2022, is Ps. 2,285.4 million (which includes the required allocation corresponding to year 2021 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Currently, dividends paid to non-resident holders with respect to our Series B shares and ADSs are subject to Mexican withholding tax at the rate of 10.0% on the gross amount of the dividend distributed. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor of 1.4286. Corporate tax rates of 30.0% in 2020, 2021 and 2022 are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax for the 2022 fiscal year or the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2022, the credit would be applicable against the Mexican corporate income tax for the fiscal year ended 2022 or the Mexican corporate income tax corresponding to the following two fiscal years. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2022, we had distributable earnings in an amount of Ps. 20,812.9 million which, if paid from our CUFIN, would not be subject to additional corporate income tax, would not be subject to tax withholding if paid in respect of distributable earnings generated prior to 2014 and could be subject to a 10% tax withholding if paid in respect of distributable earnings generated as of 2014. Our CUFIN amounted to to Ps. 17,347.5 million, and Ps. 20,812.9, as of December 31, 2021, and 2022, respectively.

At the general stockholders’ meeting held on April 23, 2020, our stockholders approved an increase in the legal reserve of the Company of 5% of the accumulated net profits for the year ended December 31, 2019. In that same meeting, our stockholders agreed to delegate to the Board of Directors the power to decree the payment of ordinary dividends of the nominal amount of U.S.$2.4 million, which will not cause Income Tax (ISR) to arise under CUFIN. The Board of Directors approved the payment of ordinary dividends on June 29, 2021, and dividends were paid on October 1, 2021. Our stockholders also approved setting aside all remaining accumulated net profits for the year ended December 31, 2020, for the Company to repurchase its own shares during the 2020 fiscal year.

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

At the general stockholders’ meeting held on April 20, 2022, our stockholders approved to set aside 5% of the accumulated net profits for the year ended December 31, 2021 to increase our legal reserve, in accordance with Article 20 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles). In that same meeting, our stockholders approved the payment of an ordinary cash dividend from accumulated retained earnings in the amount of Ps. 9.03 per share, as well as an extraordinary cash dividend from accumulated retained earnings in the amount of Ps. 6.00 per share, to be paid on or after June 1, 2022 in a single installment to each of the outstanding, common, Series “B” and “BB”. Such dividends were paid on June 1, 2022. Our stockholders also approved to set aside all remaining accumulated net profits for the year ended December 31, 2021 for the repurchase of shares by the Company during the fiscal year 2022, pursuant to Article 56 of the Securities Market Law.

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

Our common ADSs, each representing 10 Series B common shares of our capital stock, are traded on the NYSE under the ticker symbol “ASR.” The Bank of New York Mellon serves as the depositary for our common ADSs. On April 13, 2023, there were 8,642,623 common ADSs outstanding, representing 28.8% of our total share capital.

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

Purposes

The purposes of our company include the following:

●	to acquire shares, ownership or other interests in companies engaged in the management, operation, including providing airport, complementary and commercial services, construction and/or use of civil aerodromes and in accordance with the Mexican Airport Law and its regulations, as well as to hold capital stock in companies that provide any other type of services and to vote the shares of any such companies; to sell, transfer or dispose of any such shares or ownership interests or other securities allowed by law;
●	to receive and to provide the services as required to carry out our corporate purposes, including, without limitation, technical consulting services in the industrial, administrative, accounting, marketing or finance fields, in connection with the management, operation, construction and/or utilization of airports;
●	to request and obtain concessions and permits for the management, operation, construction and/or utilization of airports, as well as for providing any other services necessary for the use of such airports and for carrying out any activity which supports and is related with such purpose;
●	to request and obtain, under any title, either by itself or through its subsidiaries, concessions and permits for management, operation, construction, and/or use of airports, as well as for providing any other necessary services for tht use of such airports and for carrying out any related activity that supports and is related to the main purpose;
●	to obtain, acquire, use, license or dispose of all types of patents, certificates of invention, registered trademarks, trade names, copyright or rights with regard thereto, whether in Mexico or abroad;
●	to obtain all types of loans or credits, with or without specific guarantee, and to grant loans, in each case, in the ordinary course of business of the Company;
●	to grant any kind of guaranty and security on issued negotiable instruments or obligations assumed by the Company or by companies in which the Company may hold ownership interests, in each case, in the ordinary course of business of the Company;
●	to issue and subscribe all kinds of negotiable instruments, accept and endorse them, including obligations with or without security interest;
●	to issue any unsubscribed shares of our capital stock to be kept in our treasury in order to be delivered upon subscription thereof, as well as to execute option agreements that grant to third parties the right to subscribe and pay for our shares;
●	to hold, possess, sell, transfer, dispose of or lease any assets, or real or personal property that may be necessary or convenient to carry out our corporate purposes; and
●	generally, to carry out and perform all actions, agreements and related, incidental or ancillary transactions in furtherance of the above-mentioned purposes.

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

Authority of the Board of Directors

The powers of the board include, without limitation, the power:

●	to participate in our strategic planning decisions;
●	to authorize changes in our policies regarding financial structure, products, market development and organization;
●	to oversee compliance with general corporate practices, our bylaws and the minority rights set forth thereunder;
●	to call for stockholders’ meetings and act on their resolutions;
●	to create special committees and grant them the powers and authority it sees fit, provided that said committees will not be vested with the authorities which by law or under our bylaws are expressly reserved for the stockholders or the Board of Directors;
●	to determine how to vote the shares held by us in our subsidiaries;
●	to appoint our chief executive officer from among the candidates proposed by the members of the Board of Directors appointed by the Series BB shareholders, and to appoint those officers other than those designated by the Series BB directors or the Operating Committee; and
●	to approve, upon proposal by the Operating Committee: (i) our annual budget and that of our subsidiaries; and (ii) the master development plan and any amendments thereto for each of the airports to be submitted to the Ministry of Infrastructure, Communications and Transportation.

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

Resolutions at board meetings with respect to any of the issues listed below will be valid only if approved by the members of the Board of Directors elected by the holders of the Series BB shares:

●	approval of our financial statements and those of our subsidiaries and their submission to the stockholders’ meeting;
●	approval of the five-year master development plans for each of the airports operated by our subsidiaries;
●	annual approval of the business plan and the investment budget;
●	approval of capital investments not considered in the approved annual budget for each fiscal year;
●	approval of any sale of assets having, individually or jointly, a value exceeding the lower of (i) U.S.$5.0 million, or (ii) 5.0% of the consolidated assets of the Company, but which does not exceed 20.0% of the consolidated assets of the Company;
●	incurrence of any indebtedness, whether by means of direct loans or financial leases, in an amount greater than the lower of (i) U.S.$5.0 million, or (ii) 5.0% of the consolidated assets of the Company, but which does not exceed 20.0% of the consolidated assets of the Company;
●	determine the manner in which the Company shall vote its shares at the shareholders meeting of its subsidiaries, taking into consideration the proposal of the Operating Committee;
●	proposal to increase our capital or that of our subsidiaries;
●	approval of any sale of shares of the capital stock of our subsidiaries;
●	approval of any purchase or sale of shares or interests in any company, except for: (a) the acquisition of shares and/or securities issued by investment companies, and (b) the acquisition of securities through investment companies (mutual funds);
●	approval or amendment of our management structure;
●	creation of new committees, delegation of powers to the same and changes to the powers of any existing committee;
●	approval of our dividend policy and the application of the Company’s profits and its submission to the stockholders’ meeting; and
●	appointment of the chief executive officer from among the candidates proposed by the members of the Board of Directors appointed by the Series BB shareholders.

Powers of Series BB Directors

The Series BB directors are entitled to:

●	present to the Board of Directors the name or names of candidates for appointment as chief executive officer,
●	remove the chief executive officer,
●	appoint and remove half of our executive officers,
●	appoint two members of the Operating Committee and their substitutes, and at least one member of the Acquisitions and Contracts Committee and his or her substitute, and

●	determine the composition of the Operating Committee.

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 17, 2023:

Capital Stock

	Authorized		Issued and outstanding
Fixed capital stock:
Series B shares	277,050,000	*	277,050,000	*
Series BB shares	22,950,000	*	22,950,000	*
Variable capital stock:
Series B shares	—		—
Series BB shares	—		—

*After giving effect to the conversion by ITA of 22,050,000 Series BB shares into 22,050,000 Series B shares in June 2007.

All ordinary shares confer equal rights and obligations to holders within each series. The Series BB shares have the voting and other rights described below.

Our bylaws provide that our shares have the following characteristics:

●	Series B. Series B shares currently represent 92.35% of our capital. Series B shares may be held by any Mexican or foreign natural person, company or entity.
●	Series BB. Series BB shares currently represent 7.65% of our capital. Series BB shares may be held by any Mexican or foreign natural person, company or entity.

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

Extraordinary stockholders’ meetings are those called to consider any of the following matters:

●	extension of a company’s duration or voluntary dissolution,

●	an increase or decrease in a company’s minimum fixed capital,
●	change in corporate purpose or nationality,
●	any transformation, merger or spin-off involving the company,
●	any stock redemption or issuance of preferred stock or bonds,
●	the cancellation of the listing of our shares with the National Registry of Securities or on any stock exchange,
●	amendments to a company’s bylaws, and
●	any other matters for which applicable Mexican law or the bylaws specifically require an extraordinary meeting.

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

Calls for stockholders’ meetings must be published in the Mexican Official Gazette or in one newspaper of general circulation in Mexico at least 15 calendar days prior to the date of the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Calls must be signed by whomever makes them, provided that calls made by the Board of Directors must be signed by the Chairman, the Secretary or a special delegate appointed by the Board of Directors for that purpose. Stockholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.

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

Notwithstanding the foregoing, resolutions at extraordinary meetings of stockholders called to discuss any of the issues listed below are valid only if approved by a vote of shares representing at least 75.0% of our capital:

●	any amendment to our bylaws which: (i) changes or eliminates the authorities of our committees or (ii) changes or eliminates the rights of minority stockholders;
●	any actions resulting in the cancellation of the concessions granted to us or our subsidiaries by the Mexican government or any assignment of rights arising therefrom;
●	a merger by us with an entity the business of which is not related to the business of us or our subsidiaries; and
●	a spin-off, dissolution or liquidation of ASUR.

Our bylaws also establish the following voting requirements:

●	the amendment of the restrictions on ownership of shares of our capital stock requires the vote of holders of 85.0% of our capital stock;
●	a delisting of our shares requires the vote of holders of 95.0% of our capital stock; and
●	the amendment of the provisions in our bylaws requiring that a stockholder seeking to obtain control carry out a tender offer requires the vote of holders of 85.0% of our capital stock.

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

Dividends and Distributions

Each Series B and Series BB share entitles its holder to equal rights with respect to dividends and distributions. At our annual ordinary general stockholders’ meeting, the Board of Directors submits to the stockholders for their approval our financial statements for the preceding fiscal year. In accordance with the requirements under Mexican law, 5.0% of our net income (after statutory employee profit sharing and other deductions required by Mexican law) must be allocated to a legal reserve fund until the legal reserve fund reaches an amount equal to at least 20.0% of our capital stock (without adjustment for inflation). Additional amounts may be allocated to other reserve funds as the stockholders may from time to time determine, including a reserve to repurchase shares. The remaining balance, if any, of net earnings may be distributed as dividends on both Series B shares and Series BB shares. A full discussion of our dividend policy may be found in “Item 8. Financial Information—Dividends.”

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

Transfer and Conversion of Series BB Shares

Series BB shares may only be transferred after conversion into Series B shares, and are subject to the following rules:

●	Except with the prior authorization by the Mexican Ministry of Infrastructure, Communications and Transportation, ITA was required to retain its interest in the Series BB shares through December 18, 2008.
●	From December 18, 2008 to December 17, 2013, ITA could sell in any year up to 20.0% of its interest in the Series BB shares.

●	After December 18, 2013, ITA may sell any percentage of its interest in the Series BB shares.
●	If ITA owns Series BB shares that represent less than 7.65% of our capital stock after December 18, 2013, those remaining Series BB shares must be converted into freely transferable Series B shares.
●	If ITA owns Series BB shares representing at least 7.65% of our capital stock after December 18, 2013, those Series BB shares may be converted into Series B shares, provided the holders of at least 51.0% of Series B shares (other than shares held by ITA and any of its “related persons”) approve such conversion and vote against renewal of the technical assistance agreement.

Stockholder Ownership Restrictions and Antitakeover Protection

Ownership Restrictions

Holders of our shares are subject to the following restrictions:

●	subject to the tender offer procedures described below, holders of Series B shares, either individually or together with their related persons, will have no ownership limitation whatsoever with regard to the shares representing such series;
●	Series BB shares may represent no more than 15.0% of our outstanding capital stock; and
●	subject to the tender offer procedures described below, holders of Series BB shares, either individually or together with their related persons, may also own Series B shares without limitation.

Any amendment to the above provisions requires the vote of shares representing 85.0% of our capital stock.

●	no more than 5.0% of our outstanding capital stock may be owned by air carriers; and
●	foreign governments acting in a sovereign capacity may not directly or indirectly own any portion of our capital stock.

Air carriers and their subsidiaries and affiliates are not permitted, directly or indirectly, to “control” ASUR or any of our subsidiary concession holders.

Change of Control and Tender Offer Procedures

Under our bylaws and applicable Mexican law, in the event the company lists its shares on the stock exchange market, and according to the applicable law, a voluntary or tender offer must take place:

1.	Any person or group that intends to acquire, directly or indirectly, ownership of 30.0% or more of our ordinary shares of the company through one or more transactions must make the acquisition through a public offer in accordance with applicable law and the following provisions of our bylaws:
(a)	The offer must include both of our series of shares;
(b)	The consideration offered per share must be the same, regardless of the class or type of share.
(c)	If the offeror intends to obtain control of the company, the offer must be for 100.0% of our capital stock, and if the offer does not imply obtaining control, then the offer must be for at least 10.0% of our capital stock.
2.	The offer must indicate the maximum number of shares it covers and, if applicable, the minimum number of shares on which the offer is conditioned.

3.	The offer may not provide any consideration that implies a bonus or higher price to the amount of the offer in favor of any person or group of persons related to the offeree.

The limitation referred to in item 3 above, shall not include the payment of consideration resulting form the execution of agreements related to the offer (including assignment agreements, termination agreements, or any other type of agreement that the company must enter into with the strategic partner) that would imply a positive or negative obligation for the benefit of the offeror or the company, provided that such agreements have been approved by the company’s Board of Directors, taking into account the opinion of the Audit and Corporate Practices Committee, and have been previously disclosed to the investing public).

4.	Such public offers referred to in item 1 above, will require prior approval from the majority of the members of our Board of Directors appointed by each one of the series of shares of our capital stock. In case the offeror intends to acquire control of the company, the provisions of the Securities Market Law relative to shareholders’ meetings and shareholders’ rights, insofar as they do not conflict with the provisions of this section, will apply.

For the purposes of the above, the following rules and procedures will apply under Mexican law and our bylaws:

(a)	The offeror must inform us, through the Board of Directors, of the terms and conditions of the offer it intends to make by sending a notice to our Board of Directors (the “Offer Notice”).
(b)	Immediately after it receives the Offer Notice, our Board of Directors must provide to the Mexican Stock Exchange a notice of applicable legal provisions, and make it available to all our shareholders.
(c)	Our Board of Directors must prepare, considering the opinion of the Audit and Corporate Practices Committee, its opinion regarding the price or consideration offered, any other terms and conditions of the offer and conflicts of interest, if any, that each member of the Board of Directors may have with respect to the offer.
(d)	The opinion referred to in subsection (c) above may include the opinion of an independent expert retained by our board.
(e)	Our Board of Directors will provide the opinion referred to in subsections (c) and (d) above, to the investing public through the Mexican Stock Exchange within three months following receipt of the Offer Notice, at the latest.
(f)	The members of our Board of Directors and our chief executive officer of the company must disclose to the investing public, along with the opinion referred to in subsections (c) and (d) above, as applicable, the decision they will take in connection with their own shares.
5.	If our board approves the terms and conditions of any offer, the offeror must obtain prior authorization from the Ministry of Infrastructure, Communications and Transportation for the “change of control” prior to the commencing the public offer. See “Item 4. Information on the Company—Mexican Regulatory Framework—Reporting, Information and Consent Requirements.”

For purposes of the preceding item 5 exclusively, and in accordance with the provisions of Article 23 of the Mexican Airport Law, a person or group of persons shall be deemed to have control when it owns 35.0% or more of the capital stock of the company, has control of the general shareholders’ meetings, or is able to appoint the majority of the members in charge of management or otherwise control the company.

6.	If the holders of the Series BB shares express their interest in accepting an offer (which does not imply any obligation on their part to participate in such offer), the launching of the offer shall be conditioned upon obtaining prior authorizations from the Ministry of Infrastructure, Communications and Transportation, including those relating to the transfer of the Series BB shares and the replacement of ITA in its capacity as strategic partner under the technical assistance agreement.
7.	If our board approves the terms and conditions of an offer, the offeror must complete the other acts that are necessary for the purpose of carrying out the offer. That includes, among other things, obtaining the authorization of the Ministry of Infrastructure, Communications and Transportation, as well as providing the notifications required by applicable law.

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

Information to Stockholders

The Mexican Securities Market Law establishes that our Board of Directors must present the following reports at the annual stockholders’ meeting:

●	the report prepared by the Audit and Corporate Practices Committee;
●	the report prepared by our Chief Executive Officer pursuant to the Mexican General Law on Business Corporations which includes (i) a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects, (ii) a statement of the financial condition of the company at the end of the fiscal year, (iii) a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year, and (iv) notes which are required to complete or clarify the above mentioned information;
●	the Board’s opinion on the report prepared by our Chief Executive Officer as set forth above; and
●	a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information.

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

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that is eligible for, and properly elects, the benefits of the Tax Treaty, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If Mexican dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Subject to certain exceptions for short-term and hedged positions and the application of the passive foreign investment company (“PFIC”) rules discussed further below, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the Series B shares or ADSs will be subject to tax at a reduced rate if the dividends are “qualified dividends.” Dividends will be treated as qualified dividends if: (i) (A) the dividends are received on Series B shares or ADSs which are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 and 2022 taxable years. Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or the reasonably foreseeable future, although there can be no assurance in this regard.

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

For a non-Mexican holder that carries out the sale or disposition of our Series B shares or ADSs under any of the following cases, a 35.0% rate on the realized gains would apply in the following cases:

●	sales of our Series B shares or ADSs which were acquired by the transferor outside of the Mexican Stock Exchange, or other recognized markets set forth in the Mexican Federal Tax Code, unless, if in a period of 24 months, either in simultaneous or successive transactions, a shareholding of our capital stock is sold in a Mexican Stock Exchange;
●	sales made by a person or group of persons that, directly or indirectly, holds 10.0% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a period of 24 months, a sale of 10.0% or more of our fully paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative instruments or other similar transactions;
●	pre-negotiated trades executed through the facilities of the Mexican securities Stock Exchange; and
●	trades of shares obtained as a result of our merger or spin-off, in certain cases.

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

Capital gain or loss recognized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any Mexican tax imposed on the sale or other disposition of the Series B shares or ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the Series B shares or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares or ADSs.

If a U.S. holder sells or otherwise disposes of our Series B shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. A U.S. holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the Series B shares or ADSs.

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

Passive Foreign Investment Company Status

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

●	75 percent or more of our gross income for the taxable year is passive income; or
●	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

Although we believe that we were not a PFIC in 2021 and 2022 and do not anticipate becoming a PFIC in the current year or the reasonably foreseeable future, the determination whether we are a PFIC will be made annually depending on the particular facts and circumstances, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC.

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

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include the Series B shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed to hold, or availed of holding, direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders that fail to report the required information could be subject to substantial penalties. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Series B shares or ADSs, including the application of the rules to their particular circumstances.

U.S. Information Reporting and Backup Withholding Requirements

Dividends paid on, and proceeds from the sale or other disposition of, the Series B shares or ADSs to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. Amounts withheld as backup withholding will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month. In 2020, 2021 and 2022, 14.8%, 21.1% and 27.2%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. In addition, a substantial portion of our contracts with providers of commercial services are denominated in U.S. dollars. In 2020, 2021 and 2022, 25.4%, 30.6% and 31.0%, respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars. Substantially all of our other revenues are denominated in Mexican pesos. Substantially all of our consolidated costs and expenses are denominated in Mexican pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2022, we estimate that our revenues for the year ended December 31, 2022 would have increased by Ps.254.6 million.

As of December 31, 2020, 2021 and 2022, 44.7%, 50.3% and 68.56%, respectively, of our cash and cash equivalents were denominated in dollars. Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2022, we estimate that the value of our cash and cash equivalents as of December 31, 2022 would have increased by Ps.451.64 million.

As of December 31, 2022, 91.6% of our foreign currency indebtedness was denominated in U.S. dollars and 8.4% was denominated in Colombian pesos. A decrease in the value of the Mexican peso relative to the dollar will increase the cost in pesos of servicing our U.S. dollar denominated indebtedness. Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2022, we estimate that our long term debt as of December 31, 2022 would have increased by Ps.513.46 million.

As of December 31, 2020, 2021 and 2022, we did not have any outstanding forward foreign exchange contracts.

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

Based on a 1.0% increase in TIIE, we estimate that the cost of our debt service for the year ended December 31, 2022 would have increased by Ps. 4.0 in 2022. Based on a 1.0% increase in DTF, we estimate that the cost of our debt service for the year ended December 31, 2022 would have increased by Ps. 0.7 million in 2022.

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

●	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Series B shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to the extent permissible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and will not be liable for any interest.

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

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. Each of us and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement with good faith using reasonable efforts;
●	are not liable if it is prevented or delayed by law or circumstances beyond its control from performing its obligations under the deposit agreement;
●	are not liable if it exercises discretion permitted under the deposit agreement;
●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement unless it receives an indemnity satisfactory to it; and
●	may rely upon any advice or information from any person it believes in good faith to be competent to give such advice or information.

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

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares or other property, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Series B shares or other deposited securities;
●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Series B Shares Underlying your ADSs

You have the right to withdraw the Series B shares underlying your ADSs at any time except:

●	when the depositary has closed its transfer books or we have closed our transfer books;
●	when you owe money to pay fees, taxes and similar charges; or
●	when it is deemed necessary or advisable by us or the depositary, for any reason, at any time, to prohibit withdrawals in order to comply with any laws, governmental regulations or requirements of any securities exchange that apply to ADSs or to the withdrawal of Series B shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Fees payable by the depositary

From January 1, 2022 through December 31, 2022, the depositary reimbursed or otherwise paid us approximately U.S.$74.0 thousand in compensation in connection with the ADS program. Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), and legal fees.

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

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.Controls and Procedures

The Company’s management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. We conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022 using the criteria set forth in the “Internal Control – Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, as stated in the report included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during 2022 that materially affected, or was reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, during the fiscal years ended December 31, 2021 and 2022:

	Year ended December 31,
	(thousands of Mexican pesos)
	2021		2022
Audit fees		34,241	38,073
Audit-related fees		—	—
Tax		1,256	1,495
All others		—	250
Total fees	Ps.	35,497	39,818

Audit fees in the above table are the aggregate fees billed by PricewaterhouseCoopers, in connection with the audit of our annual financial statements and the review of our interim financial statements as well as statutory and regulatory audits.

Tax fees in the above table refer to the aggregate fees billed by PricewaterhouseCoopers, for local tax compliance services and transfer pricing services.

All other fees refer to fees billed by PricewaterhouseCoopers for an online platform membership for training and general updating, on accounting, tax and financial issues.

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

			(c) Total number of	(d) Maximum
	(a) Total		shares purchased as	number of shares
	number of	(b) Average	part of publicly	that may yet be
	shares	price paid per	announced plans or	purchased under
2021	purchased	share in Pesos	programs	the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30(1)	5,092,418	349.27	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31(1)	3,125,276	405	—	—
2021 Total	8,217,694	377.13	—	—

			(c) Total number	(d) Maximum number
	(a) Total	(b) Average	of shares purchased	of shares that may
	number of	price paid	as part of publicly	yet be purchased
	shares	per share	announced	under the
2022	purchased	in Pesos	plans or programs	plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2022 Total	—	—	—	—
(1)

Our Chairman of the Board of Directors Fernando Chico Pardo owns, directly or indirectly, 99.99% of CHPAF Holdings, S.A.P.I. de C.V., which purchased 8,217,694 Series B shares in the open market in June and December 2021.

Item 16F.Change in Registrant’s Certifying Accountant.

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

The principal characteristics of our Audit and Corporate Practices Committee are as follows:

	•	Our Audit and Corporate Practices Committee is composed of three members, all of whom are members of our Board of Directors.

	•	All of the members of our Audit and Corporate Practices Committee and the committee’s Chairman are independent.

	•	The Chairman of the Audit and Corporate Practices Committee is appointed and/or removed exclusively by the general shareholders’ meeting.

	•	Our Audit and Corporate Practices Committee operates pursuant to provisions in the Mexican Securities Market Law and our bylaws.

	•	Our Audit and Corporate Practices Committee submits an annual report regarding its activities to our Board of Directors and presents that report at the annual stockholders’ meeting.

The duties of our Audit and Corporate Practices Committee include, among others, the following:

	•	overseeing of our internal auditing and controls systems,

	•	appointing, removing and supervising our external auditor,

	•	ensuring compliance with our bylaws by officers and directors of the company and its subsidiaries,

	•	making recommendations to the Nomination and Compensation Committee with respect to the removal of

NYSE Standards	Our Corporate Governance Practice

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

The duties of our Nomination and Compensation Committee include, among others, the following:

	•	proposing individuals to serve as directors at the shareholders meeting,

	•	proposing individuals to serve as officers to the Board of Directors,

	•	proposing compensation for directors and officers at the shareholders’ meeting or to the Board of Directors, as applicable,

	•	proposing for consideration at the shareholders’ meeting the removal of members of the Board of Directors and officers, and

NYSE Standards	Our Corporate Governance Practice

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

8.1	List of material subsidiaries of the Company.

11.1	Code of Ethics (incorporated by reference to our Form 20-F filed on June 16, 2004).

12.1	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File. Formatted in Inline XBRL and contained in exhibit 101.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

By:	/s/ Adolfo Castro Rivas
	Name:	Adolfo Castro Rivas
	Title:	Chief Executive Officer

Dated: April 17, 2023

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

December 31, 2020, 2021 and 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Regulated Revenues - Compliance with the Price Regulation Maximum Rate Stated in the Mexican Concession Agreements

As described in Notes 3, 18 and 19 to the consolidated financial statements, the Company recognized total regulated revenues for the year ended December 31, 2022 of Ps.10,358 million, which was derived from airports operated in Mexico. Revenue is measured based on the consideration specified in the tariff regulating system applicable to airports in Mexico for each performance obligation identified. As disclosed by management, the system of price regulation applicable to the Company’s Mexican airports establishes an annual maximum rate for each airport for each year through December 31, 2023, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kg (220 pounds) of cargo) that the Company may earn at each airport from services subject to price regulation. If the maximum annual rate is exceeded, the government authorities could revoke one or more of the Company’s airport concessions in Mexico. Management monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate limits at each of the airports operated by the Company in Mexico. Determining whether revenues are in excess of the maximum rates established in the concession is complex and management must obtain specific information, such as passenger traffic and cargo statistics, as well as inputs such as the National Producer Price Index (excluding oil), authorized rates for airport services and the Rate for Airport Use published by the Mexican regulator.

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

Mexico City, April 17, 2023

We have served as the Company’s auditor since 1998.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Financial Position

December 31, 2021 and 2022

Thousands of Mexican pesos

	December 31,
	2021		2022
Assets

CURRENT ASSETS:
Cash and cash equivalents (Note 5)	Ps.	8,770,062	Ps.	13,174,991
Restricted cash (Note 5.1)		123,081		1,420,728
Accounts receivable - Net (Note 6)		1,878,238		2,541,923
Receivable from third parties		105,000		148,618
Recoverable income taxes (Note 13)		142,970		181,619
Creditable value added tax		274,366		262,015
Inventory		57,101		64,716
Other assets		311,282		285,560

Total current assets		11,662,100		18,080,170

NON-CURRENT ASSETS:
Land, furniture and equipment - Net (Note 7)		184,590		171,004
Intangible assets, airport concessions and goodwill - Net (Note 8)		53,973,349		52,658,081
Investment in joint venture accounted for by the equity method (Note 17.2 f)		10,689		10,266

Total assets	Ps.	65,830,728	Ps.	70,919,521

Liabilities and Stockholders’ Equity

CURRENT LIABILITIES:
Bank loans (Note 10)	Ps.	224,472	Ps.	1,492,781
Short term debt (Note 11)		353,672		377,215
Income tax payable		719,295		879,473
Accounts payable and accrued expenses (Note 9)		2,488,959		2,814,504

Total current liabilities		3,786,398		5,563,973

NON-CURRENT LIABILITIES:
Bank loans (Note 10)		6,603,006		3,442,804
Long-term debt (Note 11)		6,598,397		9,891,961
Deferred income tax (Note 13)		3,044,632		2,972,522
Employee benefits obligations		28,239		32,654
Total liabilities		20,060,672		21,903,914

STOCKHOLDERS’ EQUITY (Note 12):
Capital stock		7,767,276		7,767,276
Capital reserves		13,544,107		13,839,964
Other comprehensive income		313,582		(717,910)
Retained earnings		15,551,586		20,731,444

Controlling interest		37,176,551		41,620,774
Non-Controlling interest		8,593,505		7,394,833
Total stockholders’ equity		45,770,056		49,015,607
Total liabilities and stockholders’ equity	Ps.	65,830,728	Ps.	70,919,521

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Comprehensive Income – by Expense Function

For the periods ended on December 31, 2020, 2021 and 2022

Thousands of Mexican pesos, except earnings per share

	For the period ended December 31,
	2020		2021		2022

Revenue (Notes 3 and 19.1):
Aeronautical services	Ps.	5,412,418	Ps.	9,408,599	Ps.	14,072,517
Non-aeronautical services		3,555,227		6,229,896		8,548,671
Construction services (Note 3.1.3)		3,657,086		3,146,166		2,692,694
Total revenue		12,624,731		18,784,661		25,313,882

Operating costs and expenses (Note 4):
Cost of aeronautical and non-aeronautical services		5,617,415		6,717,665		7,982,210
Cost of construction services		3,657,086		3,146,166		2,692,694
Administrative expenses		232,935		263,156		287,061
Total operating costs and expenses		9,507,436		10,126,987		10,961,965
Other Income (Note 3.2)		158,881		—		346,232
Operating profit		3,276,176		8,657,674		14,698,149
Interest income		262,370		202,146		450,261
Interest expense		(926,312)		(842,386)		(855,518)
Exchange income on foreign currency		334,150		373,434		371,228
Exchange loss on foreign currency		(89,074)		(264,833)		(579,387)
		(418,866)		(531,639)		(613,416)
Equity in the results of joint venture accounted for by the equity method		(1,618)		—		—
Net income before income taxes		2,855,692		8,126,035		14,084,733
Income taxes (Note 13):
Income tax		729,155		1,728,507		3,438,809
Net income for the year	Ps.	2,126,537	Ps.	6,397,528	Ps.	10,645,924

Net income for the year attributable to:
Controlling interest	Ps.	1,972,319	Ps.	5,983,747	Ps.	9,986,548
Non-Controlling interest		154,218		413,781		659,376
	Ps.	2,126,537	Ps.	6,397,528	Ps.	10,645,924
Other comprehensive income:
Items that will not be reclassified to income for the period:
Remeasurement of labor obligations	Ps.	(5,146)	Ps.	(1,895)	Ps.	(1,833)

Items that might be reclassified to income for the period:
Effect of the foreign currency translation in subsidiaries		800,638		144,217		(1,767,962)
Total comprehensive income for the year	Ps.	2,922,029	Ps.	6,539,850	Ps.	8,876,129

Comprehensive income for the year attributable to:
Controlling interest	Ps.	2,507,828	Ps.	5,973,567	Ps.	8,953,223
Non-Controlling interest		414,201		566,283		(77,094)
Total comprehensive income for the year	Ps.	2,922,029	Ps.	6,539,850	Ps.	8,876,129
Basic and diluted earnings per share expressed in Mexican Pesos (Note 17.19)	Ps.	6.57	Ps.	19.95	Ps.	33.29

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

December 31, 2020, 2021 and 2022

Thousands of Mexican pesos except dividend per share

			Capital reserves
					Reserve for		Other						Total
	Capital		Legal		repurchase		comprehensive		Retained		Non-controlling		stockholders’
	stock		reserve		of shares		income		earnings		interest		equity

Balances at January 1, 2020	Ps.	7,767,276	Ps.	1,616,533	Ps.	11,554,572	Ps.	(218,788)	Ps.	10,438,563	Ps.	7,613,021	Ps.	38,771,177

Comprehensive income:
Net profit for the year		—		—		—		—		1,972,319		154,218		2,126,537
Effect of foreign currency translation in subsidiaries		—		—		—		540,655		—		259,983		800,638
Remeasurement of labor obligations		—		—		—		—		(5,146)		—		(5,146)
Total comprehensive income		—		—		—		540,655		1,967,173		414,201		2,922,029
Transfers to legal reserve		—		274,126		—		—		(274,126)		—		—
Balances at December 31, 2020		7,767,276		1,890,659		11,554,572		321,867		12,131,610		8,027,222		41,693,206
Comprehensive income:
Net profit for the year		—		—		—		—		5,983,747		413,781		6,397,528
Effect of foreign currency translation in subsidiaries		—		—		—		(8,285)		—		152,502		144,217
Remeasurement of labor obligations		—		—		—		—		(1,895)		—		(1,895)
Total comprehensive income		—		—		—		(8,285)		5,981,852		566,283		6,539,850
Transfers to legal reserve		—		98,876		—		—		(98,876)		—		—
Transactions with shareholders:
Dividends paid on October 1, 2021 (Ps.8.21 per share) (Note 12)		—		—		—		—		(2,463,000)		—		(2,463,000)
Balances at December 31, 2021		7,767,276		1,989,535		11,554,572		313,582		15,551,586		8,593,505		45,770,056
Comprehensive income:
Net profit for the year		—		—		—		—		9,986,548		659,376		10,645,924
Effect of foreign currency translation in subsidiaries		—		—		—		(1,031,492)		—		(736,470)		(1,767,962)
Remeasurement of labor obligations		—		—		—		—		(1,833)		—		(1,833)
Total comprehensive income		—		—		—		(1,031,492)		9,984,715		(77,094)		8,876,129
Transfers to legal reserve		—		295,857		—		—		(295,857)		—		—
Aerostar´s Capital reimbursement, non-controlling interest (Note 17.2)		—		—		—		—		—		(845,245)		(845,245)
Aerostar dividend paid, non-controlling interest (Note 17.2)		—		—		—		—		—		(276,333)		(276,333)
Transactions with shareholders:
Ordinary and extraordinary dividends paid on June 1, 2022 (Ps.9.03 and Ps.6.00 per share) (Note 12)		—		—		—		—		(4,509,000)		—		(4,509,000)
Balances at December 31, 2022	Ps.	7,767,276	Ps.	2,285,392	Ps.	11,554,572	Ps.	(717,910)	Ps.	20,731,444	Ps.	7,394,833	Ps.	49,015,607

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

For the periods ended on December 31, 2020, 2021 and 2022

Thousands of Mexican pesos

	For the period ended December 31,
	2020		2021		2022
Operating activities
Income before income taxes	Ps.	2,855,692	Ps.	8,126,035	Ps.	14,084,733
Adjustments for:
Depreciation and amortization (Notes 4, 7 and 8)		1,934,766		1,993,342		2,059,237
Loss on disposal of land		—		15,766		—
Interest income		(262,370)		(202,146)		(450,261)
Interest expense		926,312		842,386		855,518
Exchange loss		89,074		264,833		579,388
Exchange gain		(334,150)		(373,434)		(371,228)
Working capital variations:
Accounts receivable (Note 6)		(452,636)		(760,499)		(1,016,389)
Recoverable taxes and other current assets		(126,730)		(308,953)		(686,745)
Trade accounts payable and other liabilities (Note 9)		(152,619)		1,619,104		741,374
		4,477,339		11,216,434		15,795,627

Income taxes paid (Note 13)		(1,540,196)		(869,409)		(2,277,190)

Net cash flows generated from operating activities		2,937,143		10,347,025		13,518,437

Investing activities
Improvements to assets under concession and acquisition of furniture and equipment (Note 8)		(3,328,560)		(3,692,485)		(2,775,773)
Collection for disposal of land		—		286,283		—
Loans granted to third parties		—		(105,000)		(35,100)
Investment in joint venture (Note 17.2 f)		(10,556)		—		—
Interest received		273,642		201,842		385,852
Restricted cash (Note 5.1)		189,474		(118,206)		(122,025)
Net cash flows used in investing activities		(2,876,000)		(3,427,566)		(2,547,046)

Financing activities
Bank loans received (Note 10)		306,241		4,650,000		—
Restricted cash (Note 5.1)		—		—		(1,175,622)
Obtainment of long-term debt (Note 11)		—		—		3,947,522
Bank loans paid (Note 10)		(245,520)		(4,429,334)		(1,498,076)
Lease payments - Principal portion		(6,113)		(6,216)		(7,078)
Long-term debt paid (Note 11)		(253,925)		(220,961)		(222,568)
Interest paid (Note 20)		(942,993)		(908,698)		(1,079,621)
Dividends paid and capital reimbursement (non-controlling interest) (Note 17.2)		—		—		(1,585,960)
Dividends paid (Note 12)		—		(2,463,000)		(4,509,000)
Net cash flows (used) from financing activities		(1,142,310)		(3,378,209)		(6,130,403)

(Decrease) Increase in cash and cash equivalents		(1,081,167)		3,541,250		4,840,988
Cash and cash equivalents at the beginning of the year		6,192,679		5,192,628		8,770,062
Exchange gain (loss) on cash and cash equivalents		81,116		36,184		(436,059)
Cash and cash equivalents at the end of the year	Ps.	5,192,628	Ps.	8,770,062	Ps.	13,174,991

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

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

The Company operated two companies that provide administrative services: Servicios Aeroportuarios del Sureste, S. A. and C. V. and RH Asur, S. A. de C. V. In addition, Aeropuerto de Cancún, S. A. de C. V. (Cancún Airport) has a more than 95% stake in the following subsidiaries: Caribbean Logistic, S. A. de C. V., Cargo RF, S. A. de C. V and Cancún Airport Services, S. A. de C. V., companies providing storage services, handling services, warehousing and custody of foreign trade merchandise and the related to the premises inspected at airports concessioned to third parties, as well as Cancún Airport Services, S. A. de C. V., whose main activity is to establish and operate shops, establishments and stores for the sale of all kinds of products.

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

As of December 31, 2020, the Company's outstanding capital stock was held by the investing public (66.54)%, and placed in New York (NYSE) and Mexico (BMV), Inversiones and Airport Techniques, SAPI de C.V. (ITA) (7.65)%, CHPAF Holdings, S.A.P.I de C. V. (13.51)%, and Inversiones Productivas Kierke, S. A. de C. V. (12.31)%.

At December 31, 2021 and 2022, the Companyʼs outstanding capital stock was held by the investing public (60.63% and 66.54%, respectively) and has been paced at securities market in New York (NYSE) and México (BMV), Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) (7.65% in both years), CHAPF Holdings, S.A.P.I. de C. V.  (13.51% and 19.41%, respectively), and Inversiones Productivas Kierke, S. A. de C. V. (12.31% in both years). Shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly. Shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Recovery from the effects of COVID-19 on the Company.

Due to the declaration of COVID-19 as a global health emergency, the Company’s daily operations were impacted, mainly in the year 2020, as a consequence of the social distancing requirements, the recommendations of the authorities to stay at home and government travel restrictions. During 2021 and 2022 the Company presented a recovery compared to the previous year, highlighting the following:

a.

Mexico. - In 2021, there was a recovery in passenger traffic compared to 2020. The total increase in passengers in 2021 in Mexico was 76.28% compared to 2020. In 2022, the increase in passenger traffic in Mexico continued. (See Note 3).

b.

Colombia. - In 2021, there was a recovery in passenger traffic compared to 2020. The total increase in passengers in 2021 was 149.82% compared to 2020. In 2022, the increase in passenger traffic in Colombia continued. (See Note 3).

c.

Puerto Rico. - In 2021, there was a recovery in passenger traffic compared to 2020. The total increase in passengers in 2021 was 99.83% compared to 2020. In 2022, the increase in passenger traffic in Puerto Rico continued. (See Note 3).

d.

Clients. - Due to COVID-19 pandemic, the Company entered into agreements with clients to extend the payment term for accounts receivable in Mexico and Airplan. As of December 31, 2021, the balance in Mexico amounted to Ps.4,463 while Airplan's notes receivable were settled by clients. In 2022 the total balance of these agreements was settled. (See Note 6.2).

e.

Impairment of accounts receivable. - The consolidated accounts receivable impairment reserve shows a net decrease in 2021 of Ps.28,519. The impact in the accounts receivable impairment reserve for the year 2021, was reflected in Mexico, with an increase of Ps.9,331, a decrease of Ps.36,275 in Aerostar, while Airplan reflected an increase of Ps.1,575. In 2022 there were no significant movements in the consolidated accounts receivable impairment reserve. (See Note 6.3).

f.

Mexico's concession. - On March 31, 2021, the Federal Civil Aviation Agency in Mexico (AFAC) authorized the reduction and modification of the Capital investments provided for in the Master Development Plan (MDP) for the period 2019-2023. (See Note 15 b).

g.

Bank loans. - a) On June 29, 2020, Mexico obtained BBVA Bancomer’s approval for a Ps.1,500,000 credit line, over a term of eighteen months as from that date, which was not used, as of December 31, 2021 and has therefore expired. b) On September 29, 2021, the loan with Santander for Ps.2,000,000 was prepaid and a new loan was obtained for Ps.2,650,000 at the 28-day TIIE rate plus 150 basis points maturing on September 28, 2024 and c) On October 13, 2021 the Ps.1,960,000 loan with BBVA Bancomer was repaid and on October 15, 2021, BBVA Mexico granted a credit for the amount of Ps.2,000,000 to be used for corporate expenses with a term of 7 years, ending on October 13, 2028, at an annual interest rate equivalent to the 28-day TIIE rate plus an applicable margin. During 2022, while no new bank loans were obtained, Aerostar issued secured bonds. (See Notes 10 and 11).

h.

At the General Meeting of Stockholders held on April 23, 2020, the Company's shareholders agreed to delegate the power to decree and pay ordinary dividends to the Board of Directors, in to amount of Ps.2,463,000 which were approved on June 29, 2021 and paid on October 1, 2021. In 2022 net ordinary dividends of Ps.2,709,000 were declared and paid, as well as an extraordinary dividend of Ps.1,800,000. (See Note 12).

i.

Airplan did not comply with its financial commitments on September 30 and December 31, 2020. In 2021, all the members of the syndicated loan agreement granted waivers to the Company until the first quarter of 2022, however as of December 31, 2021 as well as in each quarter of 2022, the Company complied with its financial commitments. (See Note 10).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

j.

Revenue. - During 2021 and 2022, in line with the increase in passenger traffic, there was an increase in consolidated revenues, excluding construction revenues, of 74.4% and 44.7% compared to 2020 and 2021, respectively, and during 2021 and 2022 they present an increase in passenger traffic and as well as an increase in consolidated revenues, excluding construction revenues, of 0.3% and 45.1% respectively compared to the year ended December 31, 2019. Consolidated aeronautical revenues showed an increase in 2021 and 2022 compared to and increase of 73.8% and 49.6% in 2020 and 2021, respectively, and compared to 2019, a decrease of 2.0% and an increase of 46.6%, respectively, while non-aeronautical revenues reflected an increase of 75.2% and 37.2% in 2021 and 2022 compared to 2020 and 2021, respectively, and an increase of 4.0% and 42.8%, respectively, compared to 2019. (See Note 3).

k.

Grants. - In 2020 Aerostar received a grant offer from the Federal Aviation Administration (FAA) under the Federal CARES Act approved by the United States Government for a total amount of  USD33,417 (approximately Ps.717,590). During 2020 the subsidiary received USD17,125 (approximately Ps.367,752) and during 2021 the subsidiary received USD16,292 (approximately Ps.333,477). As of December 31, 2021, the Company has requested and obtained all the resources under this program. (See Notes 4.1 and 17.22).

On February 18, 2021, official confirmation was received from the FAA granting Aerostar approval for Federal assistance under the Coronavirus Response and Relief Supplemental Appropriation Act (CRRSA Act) for a total amount of USD10,577 (approximately Ps.210,574). During 2022 and 2021, the Company received the amount of USD9,595 and USD983, respectively (approximately Ps.196,376 and Ps.20,122 in 2022 and 2021, respectively), for reimbursements of verifications presented to the authority, which are presented net of the expense or cost corresponding to 2022 and 2021. As of December 31, 2022 and 2021 there are no unfulfilled conditions or other contingencies related to these grants. (See Notes 4.1 and 17.22).

On November 5, 2021, the FAA provided subsidiary Aerostar an airport rescue grant offer under the American Rescue Plan Act (ARPA) for a total amount of USD35,716 (approximately Ps.731,106). During 2022 the Company received USD17,515 (approximately Ps.350,901). As of December 31, 2022 and 2021, there are no unfulfilled conditions or other contingencies related to these grants. As of December 31, 2021, the Company has not used these resources and did not directly benefit from any other form of government assistance. (See Notes 4.1 and 17.22).

The most significant effects on the Company’s consolidated financial statements have been overcome and during 2022 there were no adverse impacts caused by the COVID-19 pandemic.

Note 2 - Segment information:

The Company is a Mexican entity that was incorporated in April 1998 as a wholly-owned entity of the federal public government to administrate, operate, maintain and develop nine airports in the Southeast of Mexico. The nine airports are located in the following cities: Cancun, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlán. The Company operated two companies that provide administrative services: Servicios Aeroportuarios del Sureste, S. A. and C. V. and RH Asur, S. A. de C. V. During 2021 the employees were transferred to the corresponding airport in Mexico where they provide their services. (See Note 4.2).

In addition, Cancun Airport hold an interest in the following subsidiaries: 100% in Caribbean Logistic,       S. A. de C. V. and Cargo RF, S. A. de C. V, companies providing storage services, handling services, warehousing and custody of foreign trade merchandise and the related to the premises inspected at airports concessioned to third parties, as well as Cancun Airport Services, S. A. de C. V., whose main activity is to establish and operate shops, for the sale of all type of products.

As mentioned in Note 1, the Company controls Aerostar and Airplan through its equity interest, namely 60% in Aerostar and 100% in Airplan.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

See information by segments is shown as follows:

Year ended on											Holding &				Consolidation
December 31, 2020	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	2,218,230	Ps.	1,808,102	Ps.	488,981	Ps.	281,659	Ps.	132,751			Ps.	482,695			Ps.	5,412,418
Non-aeronautical revenue		2,252,157		740,450		296,961		90,431		42,103	Ps.	1,265,920		133,496	Ps.	(1,266,291)		3,555,227
Revenue for construction services		1,855,747		353,686		6,918		728,718		154,155				557,862				3,657,086
Operating profit		2,079,965		923,518		(242,234)		95,167		40,020		327,631		52,109				3,276,176
Non-current assets		18,899,582		20,229,990		5,604,037		2,426,454		1,097,864		33,164,914		5,029,721		(33,757,400)		52,695,162
Total assets		22,406,388		21,630,906		6,090,371		2,913,304		1,345,826		33,834,595		5,947,221		(33,757,400)		60,411,211
Total liabilities		5,557,692		8,934,439		3,826,600		49,910		78,198		184,800		86,366				18,718,005
Improvements to assets under concession and acquisition of furniture and equipment in the period		1,720,381		400,500		6,918		570,940		118,736				511,085				3,328,560
Amortization and depreciation		(487,333)		(746,524)		(461,563)		(49,427)		(31,897)		(6,976)		(151,046)				(1,934,766)
Revenue recognized At point in time:
Aeronautical revenue		1,888,076		953,715		459,655		254,210		120,688				439,320				4,115,664
Non-aeronautical revenue		319,367		142,135														461,502
Total	Ps.	2,207,443	Ps.	1,095,850	Ps.	459,655	Ps.	254,210	Ps.	120,688			Ps.	439,320			Ps.	4,577,166
Over a period time:
Aeronautical revenue		330,154		854,387		29,326		27,449		12,063				43,375				1,296,754
Non-aeronautical revenue		1,932,790		598,315		296,961		90,431		42,103		1,265,920		133,496		(1,266,291)		3,093,725
Revenue for construction services		1,855,747		353,686		6,918		728,718		154,155				557,862				3,657,086
Total	Ps.	4,118,691	Ps.	1,806,388	Ps.	333,205	Ps.	846,598	Ps.	208,321	Ps.	1,265,920	Ps.	734,733	Ps.	(1,266,291)	Ps.	8,047,565

(*)       Subsidiary located in Puerto Rico.

(**)     Subsidiary located in Colombia.

Year ended on											Holding &				Consolidation
December 31, 2021	Cancún		Aerostar (*)		Airplan (**)		Mérida			Villahermosa	Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	4,644,489	Ps.	2,027,188	Ps.	1,174,762	Ps.	467,065	Ps.	211,238			Ps.	883,857			Ps.	9,408,599
Non-aeronautical revenue		4,038,222		1,394,346		450,604		129,797		49,410	Ps.	1,191,810		167,517	Ps.	(1,191,810)		6,229,896
Revenue for construction services		1,210,514		231,301		6,261		795,208		123,936				778,946				3,146,166
Operating profit		5,406,719		1,526,642		430,817		247,576		95,027		546,457		404,436				8,657,674
Non-current assets		20,142,279		20,330,478		4,526,009		3,220,164		1,246,279		36,791,385		5,754,925		(37,842,891)		54,168,628
Total assets		26,169,097		22,988,431		5,556,098		3,562,271		1,456,118		37,190,823		6,750,781		(37,842,891)		65,830,728
Total liabilities		7,480,794		8,876,260		3,255,579		30,724		101,020		70,852		245,443				20,060,672
Improvements to assets under concession and acquisition of furniture and equipment in the period		1,535,850		230,344		4,537		899,603		179,968				826,417				3,676,719
Amortization and depreciation		(546,795)		(740,075)		(445,236)		(53,733)		(35,601)		(1,677)		(170,225)				(1,993,342)
Revenue recognized
At point in time:
Aeronautical revenue		4,009,238		1,588,161		1,142,604		429,884		191,766				814,057				8,175,710
Non-aeronautical revenue		687,390		316,942														1,004,332
Total	Ps.	4,696,628	Ps.	1,905,103	Ps.	1,142,604	Ps.	429,884	Ps.	191,766			Ps.	814,057			Ps.	9,180,042

Over a period time:
Aeronautical revenue		635,251		439,027		32,158		37,181		19,472				69,800				1,232,889
Non-aeronautical revenue		3,350,832		1,077,404		450,604		129,797		49,410		1,191,810		167,517		(1,191,810)		5,225,564
Revenue for construction services		1,210,514		231,301		6,261		795,208		123,936				778,946				3,146,166
Total	Ps.	5,196,597	Ps.	1,747,732	Ps.	489,023	Ps.	962,186	Ps.	192,818	Ps.	1,191,810	Ps.	1,016,263	Ps.	(1,191,810)	Ps.	9,604,619

(*)    Subsidiary located in Puerto Rico.

(**)  Subsidiary located in Colombia.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Year ended on											Holding &				Consolidation
December 31, 2022	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	7,515,691	Ps.	2,100,276	Ps.	2,027,061	Ps.	799,661	Ps.	316,367			Ps.	1,313,461			Ps.	14,072,517
Non-aeronautical revenue		5,854,262		1,598,601		652,280		168,802		64,553	Ps.	872,592		210,173	Ps.	(872,592)		8,548,671
Revenue for construction services		910,812		411,152		12,922		553,361		105,690				698,757				2,692,694
Operating profit		9,022,518		2,149,776		1,233,502		557,128		193,390		806,419		735,416				14,698,149
Non-current assets		20,397,710		19,071,914		3,396,813		3,593,843		1,250,325		40,386,563		6,217,622		(41,475,439)		52,839,351
Total assets		30,024,926		23,292,857		4,924,236		4,043,180		1,497,541		41,149,776		7,462,444		(41,475,439)		70,919,521
Total liabilities		6,713,813		12,177,362		2,457,168		81,660		125,739		161,001		187,171				21,903,914
Improvements to assets under concession and acquisition of furniture and equipment in the period		1,062,108		440,627		12,695		476,164		50,654				733,525				2,775,773
Amortization and depreciation		(610,864)		(724,294)		(415,829)		(70,397)		(38,317)		906		(200,442)				(2,059,237)
Revenue recognized
At point in time:
Aeronautical revenue		6,628,035		1,411,532		1,967,114		745,695		290,593				1,214,455				12,257,424
Non-aeronautical revenue		1,085,461		337,190														1,422,651
Total	Ps.	7,713,496	Ps.	1,748,722	Ps.	1,967,114	Ps.	745,695	Ps.	290,593			Ps.	1,214,455			Ps.	13,680,075

Over a period time:
Aeronautical revenue		887,656		688,744		59,947		53,966		25,774				99,006				1,815,093
Non-aeronautical revenue		4,768,801		1,261,411		652,280		168,802		64,553		872,592		210,173		(872,592)		7,126,020
Revenue for construction services		910,812		411,152		12,922		553,361		105,690				698,757				2,692,694
Total	Ps.	6,567,269	Ps.	2,361,307	Ps.	725,149	Ps.	776,129	Ps.	196,017	Ps.	872,592	Ps.	1,007,936	Ps.	(872,592)	Ps.	11,633,807

(*)    Subsidiary located in Puerto Rico.

(**)  Subsidiary located in Colombia.

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

December 31, 2020, 2021 and 2022

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

Pursuant to the Airport Use Agreements, Aerostar is entitled to receive the following annual contributions from the airlines serving at LMM Airport:

●	For the first year of the contract (i.e. the year ended on December 31, 2013), a contribution of USD62,000 (approximately Ps.1,268,966) multiplied by the number of effective days elapsed in that year, divided by the number of days of the year.
●	For the following five years of the contract a contribution of USD62,000 per year,
●	For the remaining years, the total annual contributions by the previous year, adjusted for inflation based on the non-underlying U.S. Consumer Price Index. As of December 31, 2020, 2021 and 2022, the contribution of the airlines was USD64,495 (Ps.1,391,462), USD65,907 (Ps.1,336,793) and USD67,030 (Ps.1,305,166), respectively.

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

The prompt-payment discount for regulated income principally TUA is established in each of the contracts signed with the airlines, and is subtracted from the aforementioned income. In 2020, 2021 and 2022, the discount amounted to Ps.44,561, Ps.88,787 and Ps.118,480, respectively.

Terms of payment

The airport service contracts stipulate a payment term of 30 days; in the case of fees charged to providers of services such as catering, handling, ground transportation, among others (complementary services), payments must be made on the first day of each month.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

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

Contracts for commercial income

IFRS 15 "Revenue from Contracts with Customers" must be applied to all contracts with clients. However, there are exceptions, such as contracts for the leasing of commercial space, which fall under IFRS 16 “Leases”.

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

At December 31, 2020, 2021 and 2022, variable leasing income was Ps.1,931,965, Ps.3,682,917 and Ps.4,637,247, respectively, and Ps. 612,509, Ps.653,070 and Ps.1,295,167, respectively, for fixed leasing rates.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

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

As of December 31, 2020, 2021 and 2022, revenues from construction services in Mexico were Ps.3,296,482, Ps.2,908,604 and Ps.2,268,620 in Puerto Rico they were Ps.353,686, Ps.231,301, and Ps.411,152, and in Airplan were Ps.6,918, Ps.6,261 and Ps.12,922 respectively.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The following sets forth the Company revenue at December 31, 2020, 2021, and 2022 using the classification established in the Airport Law and the Regulations thereto and on the basis of performance obligations established under IFRS 15.

	Year ended of December 31,
	2020		2021		2022
Regulated services:
Airport services for revenue from contracts with clients (*):
Passengers fees	Ps.	3,476,804	Ps.	6,767,394	Ps.	10,795,615
Landing fees		983,173		1,075,198		1,277,251
Platform		395,432		592,671		751,464
Seurity services		46,553		88,758		134,364
Baggage inspection fees		140,502		251,956		353,638
Passengers walkway		333,134		562,192		644,356
Passengers documentation counters		9,383		20,187		29,841
Other airport services		252,777		336,284		499,299

	Ps.	5,637,758	Ps.	9,694,640	Ps.	14,485,828

Non regulated services:
Non regulated services for revenue from contracts with customers:
Retail stores	Ps.	461,502	Ps.	1,004,332	Ps.	1,422,651
Access fees on non permanent ground transportation		29,967		59,625		82,857
Car parking and related Access fees		171,193		316,356		416,767
Other services		122,751		187,273		280,671
		785,413		1,567,586		2,202,946
Commercial services		2,544,474		4,376,269		5,932,414

Total non regulated services (**)		3,329,887		5,943,855		8,135,360

Construction services		3,657,086		3,146,166		2,692,694

Total	Ps.	12,624,731	Ps.	18,784,661	Ps.	25,313,882
(*)

For 2020, 2021 and 2022, this amount includes Mexico regulated income of Ps.3,340,674, Ps.6,492,691 and Ps.10,358,492, respectively, Aerostar regulated income of Ps.1,808,102, Ps.2,027,188 and Ps.2,100,275, respectively, Airplan regulated income of Ps.488,982, Ps.1,174,761 and Ps.2,027,061, respectively.

(**)

This line item in the consolidated statement of income (non-aeronautical services) includes complementary and airport services totaling Ps.225,340, Ps.286,042 and Ps.413,322 for the 2020, 2021 and 2022 periods, respectively.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The following table sets forth revenue from leasing of commercial spaces by type for the years indicated.

	Year ended of December 31,
	2020		2021		2022
Commercial revenues:
Duty free shops	Ps.	991,833	Ps.	1,746,097	Ps.	2,495,826
Food and beverage		449,340		823,883		1,243,576
Advertising revenues		92,683		129,589		151,741
Car rental companies		485,725		953,085		1,110,926
Banking and currency exchange servcies		72,563		107,228		102,783
Teleservices		15,174		17,539		15,538
Ground transportations		49,721		95,690		131,653
Other services		387,435		503,158		680,371

Total commercial revenues	Ps.	2,544,474	Ps.	4,376,269	Ps.	5,932,414

The following table sets the domestic and international passenger traffic, in thousands, for the years, 2020, 2021 and 2022:

	Year ended of December 31,
	2020	2021	2022

Domestic passenger traffic:
Mexico	9,246	15,057	18,701
Puerto Rico	4,548	9,139	9,404
Colombia	3,625	8,984	13,718
Total domestic passengers	17,419	33,180	41,823
International passenger traffic:
Mexico	7,283	14,081	20,823
Puerto Rico	298	545	907
Colombia	590	1,546	2,788
Total international passengers	8,171	16,172	24,518
Total passengers	25,590	49,352	66,341

The increase in revenue in 2022 and 2021 is shown below respectably, by country, without considering construction services which does not depend directly on passenger traffic:

	Year ended of December 31,						% Change 2022	% Change 2022
		2020		2021		2022	compared to 2020	compared to 2021
Aeronautical revenue
Mexico	Ps.	3,115,335	Ps.	6,206,649	Ps.	9,945,180	219.23	60.23
Puerto Rico		1,808,102		2,027,188		2,100,276	16.16	3.61
Colombia		488,981		1,174,762		2,027,061	314.55	72.55
Total aeronautical revenue	Ps.	5,412,418	Ps.	9,408,599	Ps.	14,072,517	160.00	49.57

Non-aeronautical revenue
Mexico		2,517,816		4,384,946		6,297,790	150.13	43.62
Puerto Rico		740,450		1,394,346		1,598,601	115.90	14.65
Colombia		296,961		450,604		652,280	119.65	44.76
Total non-aeronautical revenue	Ps.	3,555,227	Ps.	6,229,896	Ps.	8,548,671	140.45	37.22
Total without construction revenue	Ps.	8,967,645	Ps.	15,638,495	Ps.	22,621,188	152.25	44.65

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Following is the estimated future income for next year’s arising from non-cancelable operating leases, considering minimum rent commercial leases.

For the years that will end December 31:

	Year ended
	December 31,
	2020		2021		2022
2021	Ps.	2,515,572
2022		2,315,111	Ps.	3,684,803
2023		2,184,496		3,415,663	Ps.	4,531,807
2024		1,943,444		2,962,391		4,070,098
2025		1,857,885		2,821,799		3,869,058
2026 a 2030		2,380,113		3,744,757		6,042,832
Total	Ps.	13,196,621	Ps.	16,629,413	Ps.	18,513,795

3.2.) Other income

During year 2020, insurance recovery was obtained (due to Hurricane Maria landfall in 2017) for USD7.3 million, approximately Ps.158,906, which are recognized in the comprehensive statement of income.

In 2022, the line of other income is made up of operations from previous years which were in dispute and had favorable resolutions by the authorities in 2022 as follows:

	Year ended
	December 31, 2022

Other income:
Income recovery from the fuel distribution
fee at the LMM Airport (Note 15 i)	Ps	300,384
Income recovery due to regularization of car rental companies		45,848
	Ps	346,232

This other income corresponds in both cases to income for the years 2014-2022. This recovery is non-recurring and from 2023 the part corresponding to the revenue from fees on fuel distribution at the LMM Airport (USD0.02 cents per gallon or fraction of a gallon of avation fuel fispatched at the LMM Airport), will be recorded in the aeronautical revenue line from the subsidiary Aerostar. (See Note 15i).

The recovery of income for regularization of car rental companies come from an operational agreement of car rental operation outside the airport reached by Aerostar and car rental companies that operated outside the airport on public roads and for which a favorable resolution was obtained by the Puerto Rico District Court and a collection check was obtained for the amount of USD2,225 (Ps.45,848). This recovery is non-recurring and from 2022, the corresponding part will be recorded in the non-aeronautical revenue line from the subsidiary Aerostar.

Note 4 - Costs and expenses by nature:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

	Year ended December 31,
	2020		2021		2022
Short term benefits	Ps.	1,039,883	Ps.	1,167,302	Ps.	1,235,765
Electric power		382,026		419,909		544,397
Maintenance and conservation		447,884		611,274		596,043
Professional fees		251,621		225,321		227,817
Insurance and bonds		127,750		227,342		151,041
Surveillance services		275,206		294,807		329,414
Cleaning services		207,599		209,447		263,177
Technical assistance (Note 14.4)		175,615		391,698		643,891
Right of use of assets under concession (DUAC) (1)		535,379		948,062		1,424,066
Amortization and depreciation of intangible assets, furniture and equipment		1,934,766		1,993,342		2,059,237
Consumption of commercial items		169,298		333,192		489,244
Construction services (Note 3.1.3)		3,657,086		3,146,166		2,692,694
Termination benefits (Note 17.17)		2,382		2,866		4,343
Employees’ statutory profit sharing		3,115		84,670		104,731
Impairment of accounts receivable (Note 6)		154,417		9,331		9,681
Other		143,409		62,258		186,424

Total aeronautical and non-aeronautical services costs, costs of construction services and administrative expenses	Ps.	9,507,436	Ps.	10,126,987	Ps.	10,961,965
(1)

As of December 31, 2020, 2021 and 2022, respectively, Ps.254,337, Ps.476,536 and Ps.733,168, respectively, correspond to the consideration paid for the concessions in Mexico, equivalent to 5% of the gross profits of each concession. Ps.149,602, Ps.308,638 and Ps.504,953 correspond to the consideration of the Airplan concession equivalent to 19% of gross profits. Ps.131,440, Ps.162,888 and Ps.185,945, for the consideration of the Aerostar concession at 5% of the airport’s gross profits.

4.1) Grant - Aerostar

CARES Act

On May 12, 2020, the United States Government, through the FAA, awarded Aerostar a financial aid grant under the CARES Act amounting to USD33,417 (approximately Ps.717,590) to respond to the impacts of COVID-19. These funds may be used by the Company within a period of four years and for any purpose for which airport revenues may be lawfully used, except for new airport development projects. The funds were received by means of reimbursements once the invoice for the expense incurred has been submitted to the FAA through the established means. These invoices have to include enough details to permit the FAA to verify compliance with its Revenue Use Policy. After receiving reimbursement of the verified expenses, the Company discounts the related verified expenses within the same period, as refunds to the authorities are not possible. At December 31, 2020, 2021 and 2022, the Company is not in breach of conditions nor are there any other contingencies relating to these grants. The Company did not benefit directly in any other way from government assistance.

During 2020, the Company received USD17,125 (approximately Ps.367,752) for reimbursements of invoices submitted to the authority, of which Ps.339,681 are recognized net of the pertinent expense or cost at December 31, 2020. The items to which they relate are the following: Short-term benefits Ps.165,894; Amortization of insurance and bonding Ps.142,274; Others Ps.23,650, which includes sewage services, waste disposal, among others; and Maintenance and preservation Ps.7,863. Advance payments for Insurance and bonding are presented in the Statement of Financial Position as deductions, in accordance with the accounting policy.

During 2021, the Company received the amount of USD16,292 (approximately Ps.33,477), related to the complement of the CARES Act, for reimbursements verifications presented to the authority, thus exhausting the resources of the first CARES Act aid program for

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

USD33,417, which are presented net of the expense or cost corresponding to December 31, 2021. The related items are: Short-term benefits Ps.165,489; amortization of Insurance and bonds Ps.31,909; Other Ps.95,118, which includes sewage services, garbage disposal, among others, and Maintenance and conservation Ps.40,961. Advance payments for insurance and bonds are deducted from the statement of financial position, in accordance with accounting policy.

During 2022, as resources were spent, no amount was received from this program.

CRRSA Act

On February 18, 2021, official confirmation was received from the FAA granting Aerostar the approval of this Federal assistance under the Coronavirus Response and Relief Supplemental Appropriation Act (CRRSA Act) for a total amount of USD10,577 (approximately Ps.210,574), without any cost, which can be credited by the Company within a period of 4 years and can be used for costs related to operations: personnel, cleaning services, sanitization and even for equipment replacement strictly related to the operation of the Airport, and additionally can be destined for the payment of debt. The funds will be received by means of reimbursements once the invoice for the expense incurred, which must include sufficient details to allow verification of compliance with the policy for the use of the grant, has been submitted to the FAA through the established means. During the years of 2021 and 2022, the Company received the amount of USD983 and USD9,594, respectively (Ps.20,122 and Ps.196,376, respectively, approximately), for reimbursements of verifications presented to the authority, which are presented net of the corresponding expense or cost. as of December 31, 2021 and 2022. The items related to short-term 2021 benefits amounted to Ps.20,122. In 2022 the Company received the amount of Ps.196,376, corresponding to the following: salaries in the amount of Ps.73,503, taxes and duties in the amount Ps.59,297; maintenance and upkeep in the amount of Ps.31,362, and other in the amount of Ps.32,213, which includes ambulance services, security and surveillance, cleaning, among others. And in 2021 for another Ps.20,122. As of December 31, 2021 and 2022, there are no unfulfilled conditions or other contingencies related to these grants.

ARPA Act

On November 5, 2021, the Federal Aviation Administration awarded subsidiary Aerostar an airport rescue grant offer under the American Rescue Plan Act (ARPA) for a total amount of USD35,716 (approximately Ps.731,106), at no cost, for a period of 4 years and can be used to finance costs related to staff operations, cleaning, disinfection, and even payment of debt service. During the year 2022, the Company received USD17,515 (approximately Ps.350,901) which includes benefits in: Insurance and bond amortization Ps.126,285, salaries Ps.109,241, taxes and duties Ps.74,934, cleaning services Ps.22,937 and other Ps.17,504. As of December 31, 2021, the Company did not use these resources. As of December 31, 2022, there are no unfulfilled conditions or other contingencies related to these grants. (See Note 17.22).

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

These subcontracting reforms entered into force the day after their publication, except for what refers to the obligations indicated in fiscal matters which entered into force on August 1, 2021 and those of the regulations of Section B), of the Federal Law of Workers to State Service that came into force in the year 2022.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The Company carried out an analysis on the application of these new provisions and did not have a material impact on the consolidated financial statements.

Note 5 - Cash and cash equivalents:

	December 31,
	2021		2022

Cash held at banks	Ps.	6,589,294	Ps.	7,667,651
Short term investments		2,180,768		5,507,340
Total cash and cash equivalents	Ps.	8,770,062	Ps.	13,174,991

5.1) Restricted cash

Aerostar

In accordance with Aerostar's long-term bond placement contracts, it is required to maintain debt reserves and operating expenses, under two options described in the contract: 1) cash, through a specific bank account or 2) letter qualified credit. Until February 2022, this requirement was covered by the letter of credit issued by Aerostar stockholders in favor of Citibank, which generated commissions (recognized as an expense) thus having the guarantee of a third party. Derived from Aerostar's available liquidity, as of March 2022, the Administration decided to meet these reserves with the cash that was available, for which, through a specific bank account, it maintains the amount that is restricted for reserves. The Company does not have immediate access to these resources because it is required to maintain reserves at all times and the use of these reserves is subject to authorizations in accordance with the bond placement agreements. These deposits are subject to contractual restrictions and therefore are not available for general use. As of December 31, 2022, the restricted cash balance amounts to Ps.1,175,622.

As of December 31, 2021 and 2022, restricted cash include the amounts collected by Aerostar for the concept of “Passenger Facility Charge” (PFC) which are restricted to be used to fund investment projects in airport infrastructure previously authorized by the FAA of Ps.123,081 and Ps.96,485, respectively.  (See Notes 15.d and 17.6.).

Mexico

On November 17, 2022, the subsidiary Cancun Airport, as settlor, established an irrevocable trust with the trustee Scotiabank Inverlat, S.A., for the creation of a financial reserve that allows the airport to face their respective investment obligations under the 2022 Master Development Program for the amount of Ps.148,621. The trust will be established until December 31, 2023. The trustee will receive instructions from the Trust’s Technical Committee to make the payments pursuant to its investment obligations. These deposits are subject to restrictions established by the contract itself and therefore are not available for general use.

Note 6 - Accounts receivable - Net:

6.1) Accounts receivable

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

	December 31,
	2021		2022
Clients	Ps.	2,191,439	Ps.	2,843,870
Less: impairment provision		(317,664)		(301,947)
		1,873,775		2,541,923
Notes receivable from clients		4,463		—
Total accounts receivable	Ps.	1,878,238	Ps.	2,541,923

The expectation for collection of the short-term account receivable is one month in relation to the reporting date. In 2020 the Company signed agreements including collection guarantees with clients facing constraints during the year, whereby it extended the payment term specifically for these clients for a period no longer than one year, which ended during 2022. All related balances were repaid upon conclusion of the extended terms. (See Note 6.2).

Accounts receivable are comprised mainly of TUA paid by passengers (other than diplomats, infants and passengers in transit) who travel using the airport terminals operated by the Company. The balance at December 31, 2021 and 2022 amounted to Ps.1,139,818 and Ps.1,323,005, respectively.

6.2) Notes receivable from clients

The Company has agreed with several clients, whose income derives from airport services, in view of the economic recession caused by COVID-19, to extend the collection terms from 30 to 180 days guaranteed upon execution of the agreement through the signature of promissory notes, establishing monthly payments and falling due within a term no longer than a year. The maturities  of theses clients return to 30 days once the term of the agreement settled as from the second quarter of 2021. As of December 31, 2021 the balance amounted to Ps.4,463 and as of December 31, 2022, the balance of the account of notes receivable was settled without any losses.

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

6.3) Impairment of accounts receivable

After the assessment made by the Company with respect to its clients, the Company decreased the consolidated impairment allowance for accounts receivable by Ps.28,519 in 2021 with respect to 2020 and decreased by Ps.15,517 in 2022 with respect to 2021.

At December 31, 2021, the total balance of unimpaired accounts receivable was Ps.1,487,553 and at December 31, 2022 was Ps.1,917,501. These accounts refer to clients that have no recent record of noncompliance, and due to their positive performance with the company, no increase the level of credit risk was identified in our prospective assessment.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

In Mexico, impairment of accounts receivable for the year 2021 and 2022 amounted to Ps.9,331 and Ps.5,707, respectively. As of December 31, 2021 and 2022, in accordance with our analyses, no future noncompliance is expected, as they were able to access to financing and governmental economic aid, in the case of international airlines, which will enable them to continue meeting their financial commitments. The Company monitors the accounts receivable performance and takes measures in this regard, has the ability to suspend the provision of the services if there are situations outside its policy for maturities exceeding 30 days, which keeps the level of exposure at a low risk.

In Aerostar, applications to the allowance for impairment of accounts receivable were recorded in 2021  and 2022 for Ps.36,275 and Ps.7,997 mainly accounted for by international airlines, which, according to the Company’s analysis and current uncertainty, may cease some recurring international operations in the LMM Airport as a result of the decrease in international passenger traffic. traveling directly to the LMM Airport. Passengers at this airport mainly relate to domestic traffic. In 2021 and 2022 domestic traffic represented 94% and 91%, respectively. National airlines in the US benefited from government grants, including accounts receivable at December 31, 2021 and 2022. As international airlines do not benefit from governmental aid in their respective countries and together with other factors described, the Company had considered that their collection could be at risk. However, during 2022 and 2021 there were no significant defaults in payments in connection with international airlines collections.

In Airplan, applications to the estimate for impairment of accounts receivable were recorded in 2021 were of Ps.1,575 and in 2022 applications to the estimate for impairment were of Ps.17,401 as well as an increase of Ps.3,974. According to our analysis, no significant future defaults are expected because Airplan’s clients have been able to access refinancing plans and possible government support from the Colombian government. The Company monitors the behavior of accounts receivable and takes measures in this regard, having the ability, where appropriate, to prevent service to its customers, to find situations outside of what is established in its policy for the accounts having maturities greater than 30 days, which keeps the level of exposure at a risk.

The movements in the impairment provision are as follows:

Provision for impairment at January 1, 2021	Ps.	346,183
Mexico's increase		9,331
Application of Aerostar's estimate		(36,275)
Application of Airplan's estimate		(1,575)
Provision for impairment at December 31, 2021	Ps.	317,664
Mexico's increase	Ps.	5,707
Application of Aerostar's estimate		(7,997)
Airplan 's increase		3,974
Application of Airplan's estimate		(17,401)
Provision for impairment at December 31, 2022	Ps.	301,947

Provision for impairment of accounts receivable has been recorded in the consolidated comprehensive income statement under cost of services, and the amounts charged to the provision are written off from accounts receivable when recovery is not expected.

In order to measure expected credit losses, accounts receivable and contract assets have been grouped on the basis of their shared credit risk features and days past due. The Company held no relevant contract assets at January 1 or December 31, 2021 and 2022.

The expected loss rates are based on the profiles for payment of sales in a 12-month period prior to December 31, 2021 and 2022 or January 1, 2021 and 2022, respectively, and on historical credit losses experienced within that period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors affecting client capacity for covering accounts receivable. The Company has determined that the economic situation of a country can have adverse effects on the transportation industry, in addition to

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

the cost of complying with aviation regulations and union pressures on airlines, which are the most relevant factors, and therefore adjusts historical loss rates based on changes expected in those factors.

On this basis, the provision for impairment of accounts receivables as of December 31, 2021 and December 31, 2022 was determined as follows for accounts receivable and contract assets:

	Due to				More than
	expire	1 to 90	91 to 180	181 to 365	365
Expected loss rate 2021:
Mexico	0.00%	0.02%	19.20%	100.00%	100.00%
Aerostar	5.40%	5.10%	43.70%	87.50%	100.00%
Airplan	0.83%	0.83%	0.83%	100.00%	100.00%

	Due to								More		Total estimate
	expire		1 to 90		91 to 180		181 to 365		than 365		12/31/2020
At December 31, 2021
Mexico’s accounts receivables	Ps.	1,487,553	Ps.	44,571	Ps.	6,429	Ps.	78,432	Ps.	129,056		—
Mexico’s provision impairment				9		1,234		78,432		129,056	Ps.	208,731
Aerostar’s account receivables		140,588		98,868		63,952		772		10,734		—
Aerostar’s provision impairment		7,657		5,042		27,947		676		10,734		52,056
Airplan’s accounts receivables		—		82,638		561		22,807		24,478		—
Airplan’s provision impairment		—		9,030		561		22,807		24,478		56,877
Total estimate											Ps.	317,664

	Due to				More than
	expire	1 to 90	91 to 180	181 to 365	365
Expected loss rate 2022:
Mexico	0.00%	0.02%	19.20%	100.00%	100.00%
Aerostar	5.40%	5.10%	43.70%	87.50%	100.00%
Airplan	0.83%	0.83%	0.83%	100.00%	100.00%

	Due to								More		Total estimate
	expire		1 to 90		91 to 180		181 to 365		than 365		12/31/2021
At December 31, 2022
Mexico’s accounts receivables	Ps.	1,917,501	Ps.	66,618	Ps.	10,212	Ps.	81,836	Ps.	129,056		—
Mexico’s provision impairment				1,586		1,960		81,836		129,056	Ps.	214,438
Aerostar’s account receivables		441,967		52,014		1,118		264		50		—
Aerostar’s provision impairment		40,637		2,653		489		230		50		44,059
Airplan’s accounts receivables		64,761		36,943		183		16,869		24,478		—
Airplan’s provision impairment				4,027		183		14,762		24,478		43,450
Total estimate											Ps.	301,947

The Group limits its exposure to credit risk of accounts receivable establishing a maximum payment term of 30 days for clients. In the fiscal years ended December 31, 2021 and 2022, the accounts receivable past due not impaired within the range from 1 to 90 days amounted to Ps.211,995 and Ps.147,309, respectively. The total amount of all accounts receivable past due not impaired within a range from 1 to more than 365 days, at December 31, 2021 and 2022, amounted to Ps.253,291 and Ps.158,331, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Note 7 - Land, furniture and equipment - Net:

At December 31, 2021, and 2022, the land furniture and equipment are made up as follows:

			Foreign currency
	1/1/2021		translation		Additions		Disposals transfers		12/31/2021

Land	Ps.	302,323	Ps.	(35)			Ps.	(302,049)	Ps.	239
Furniture & equipment		117,062		131	Ps.	6,201		(2,029)		121,365
Machinery & equipment		143,618		3,916		11,515				159,049
Computer equipment		71,571		2,303		12,806				86,680
Transport equipment		33,269		917		1,882				36,068
Improvements to leased
premises		63,450		1,943		19,268		(1,173)		83,488
Accumulated depreciation		(226,908)		757		(78,053)		1,905		(302,299)
	Ps.	504,385	Ps.	9,932	Ps.	(26,381)	Ps.	(303,346)	Ps.	184,590

			Foreign currency
	1/1/2022		translation		Additions		Disposals transfers		12/31/2022

Land	Ps.	239	Ps.	(46)					Ps.	193
Furniture & equipment		121,365		(1,051)	Ps.	14,578	Ps.	(3,133)		131,759
Machinery & equipment		159,049		(7,345)		9,082				160,786
Computer equipment		86,680		(4,754)		16,845				98,771
Transport equipment		36,068		(1,931)		5,292				39,429
Improvements to leased
premises		83,488		(3,500)		13,012				93,000
Accumulated depreciation		(302,299)		13,703		(64,338)				(352,934)
	Ps.	184,590	Ps.	(4,924)	Ps.	(5,529)	Ps.	(3,133)	Ps.	171,004

The consolidated depreciation expense for 2020, 2021 and 2022 was Ps.84,895, Ps.78.053 and Ps.67,548, respectively. This includes the depreciation of Aerostar for Ps.72,474, Ps.66,930 and Ps.57,693 and the depreciation of Airplan for Ps.1,834, Ps.909 and Ps.424 for the years ended December 31, 2020, 2021 and 2022, respectively, and which has been charged in aeronautical and non-aeronautical services costs, and administrative expenses.

The depreciation expense for 2021 and 2022 for the right-of-use assets for consolidated leasing was Ps.6,467 and Ps.5,457 in Mexico, there was no recognition of right-of-use assets for leasing in Aerostar and Airplan.

During the second quarter of 2021, FONATUR and the Company entered into an agreement to terminate the sales contract for the land of Huatulco, FONATUR paid the Company Ps.286,283 which was the price that the Company initially paid for the land.

7.1)	Right-of-use assets of leasing assets

As of December 31, 2021 and 2022, right-of-use assets associated with property leases, amounted to Ps.18,879 and Ps.24,451, respectively, and the associated liability amounted to approximately Ps.24,510 and Ps.23,547 respectively, which are not significant.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Lease liabilities are measured at the present value of remaining lease payments, discounted at the interest rate of the lessee. The weighted average interest rates of the lessee applied to lease liabilities at January 1, 2022 were 9.2% and 9.7% for the new contracts of the year during 2021.

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

Lease of commercial vehicles in Mexico:

A framework contract, governs our lease of commercial vehicles in Mexico, with separate contracts by vehicle, which includes the following terms and conditions: i) minimum term of 48 months; ii) monthly fixed payments and an extraordinary one-off rent payable in the first month; iii) cash value to be settled at the end of the minimum term; iv) the lessee shall have a preferential right to acquire the underlying assets at the end of the contractual term; and v) in the event of nonpayment of lease payments, default interest shall accrue at a monthly rate of 3%.

The lease agreements and service contracts for which lease assets identified in accordance with IFRS 16 were not significant for the Company and they recognized each other within the Land, furniture and equipment, net. (See Note 17.8).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Note 8 - Intangible assets, airport concessions and goodwill - Net:

The movements of intangible assets of airport concessions in the periods presented in the consolidated financial statements are as follows:

			Foreign currency
	1/1/2021		translation		Additions (**)		Transfers		12/31/2021

Concessions (Regulated Activity)	Ps.	52,685,526	Ps.	(284,573)	Ps.	219,336	Ps.	2,113,556	Ps.	54,733,845
Contracts assets		3,704,065		8,403		3,146,143		(2,113,556)		4,745,055
Contractor advance		431,805		(104)		278,496				710,197
Licences and ODC		364,727				27,685				392,412
Commercial Right’s (Unregulated Activity)		6,490,236		182,071						6,672,307
Goodwill		2,567,365		35,877						2,603,242
Accumulated amortization		(14,061,413)		92,993		(1,915,289)				(15,883,709)
	Ps.	52,182,311	Ps.	34,667	Ps.	1,756,371	Ps	—	Ps.	53,973,349

			Foreign currency
	1/1/2022		translation		Additions (*)		Transfers		12/31/2022

Concessions (Regulated Activity)	Ps.	54,733,845	Ps.	(1,850,332)	Ps.	134,622	Ps.	3,424,706	Ps.	56,442,841
Contracts assets		4,745,055		(19,605)		2,692,694		(3,424,706)		3,993,438
Contractor advance		710,197		(67)		(332,033)				378,097
Licences and ODC		392,412				27,027				419,439
Commercial Right’s (Unregulated Activity)		6,672,307		(324,598)						6,347,709
Goodwill		2,603,242		(133,864)						2,469,378
Accumulated amortization		(15,883,709)		485,787		(1,994,899)				(17,392,821)
	Ps.	53,973,349	Ps.	(1,842,679)	Ps.	527,411	Ps.	—	Ps.	52,658,081
(*)

Within the most significant additions in 2021 are: In Mexico a) the continuation of the expansion works of the terminal building, commercial platform and roads at the Merida Airport; b) the continuation of the expansion works of terminal 3 and expansion works of terminal 4, expansion of taxiways, expansion of platforms and roads at Cancun Airport, c) New terminal in Tapachula Airport. At Aerostar, the most significant addition is the expansion works of Terminal D at the LMM Airport.

(**)

Within the most significant additions in 2022 are: In Mexico a) the continuation of the expansion works of the terminal building, commercial platform and roads at the Merida Airport; b) the continuation of the expansion works of terminal 3 and expansion works of terminal 4, expansion of taxiways, expansion of platforms and roads at Cancun Airport. At Aerostar, the most significant addition is the expansion works of Terminal D at the LMM Airport.

The consolidated expense for amortization of intangibles related to concessions were Ps.1,820,239, Ps.1,877,315 and Ps.1,945,184 in 2020, 2021 and 2022 and has been charged to the cost of aeronautical and non-aeronautical services, this amount includes the amortization of commercial rights of Ps.181,545, Ps.186,638 and Ps.177,558 for 2020, 2021 and 2022 respectively, recognized by the valuation of its investment in accordance with IFRS 3 “Business combinations”, and the amortization of the intangible assets of Airplan for Ps.101,795, Ps.104,651 and Ps.99,560 for 2020, 2021 and 2022, respectively.

The amortization expense of the Mexican concession by Ps.686,460 in 2020, Ps.759,798 in 2021 and Ps.863,183 in 2022 has been charged to the cost of the aeronautical and non-aeronautical services.

The amortization expense of the Aerostar concessions by Ps.492,505 in 2020, Ps.486,507 in 2021 and Ps.489,041 in 2022 has been charged to the cost of aeronautical and non-aeronautical services.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The amortization expense of the Airplan concessions by Ps.357,934 in 2020, Ps.339,676 in 2021 and Ps.315,848 in 2022 has been charged to the cost of aeronautical and non-aeronautical services.

The expense for amortizing licenses and ODC by Ps.29,632 in 2020, Ps.37,974 in 2021 and Ps.49,715 in 2022 has been charged to administrative expenses.

8.1) Impairment testing of intangible assets, airport concessions and goodwill

The Company reviews the performance of business in the countries where subsidiaries operate, considering three CGUs per country of operation.

During 2021 and 2022 there was a significant passenger recovery due to the easing of measures that were taken in 2020 as consequence of COVID-19. CGUs had growth of 76.3% and 35% in Mexico, 99.9% and 6.5% in Aerostar and, 149.8% and 56.8% in Airplan, compared to 2020 and 2021 respectively. This situation meant that during the year there were no events that constituted indications of impairment in any of the 3 countries, so that the Administration was not obliged to perform impairment tests on all intangible assets and airport concessions. In the Aerostar and Airplan CGUs, the required annual impairment tests were carried out at the value of goodwill, which as of December 31, 2022 is Ps.2,469,378.

Goodwill is assigned to the operating segments that are expected to benefit from the synergies of the business combination, regardless of whether other assets or liabilities of the acquired entities are assigned.

The following is a summary of the allocation of goodwill:

	December 31,
	2021		2022
Aerostar	Ps.	997,644	Ps.	930,231
Airplan		1,605,598		1,539,147
	Ps.	2,603,242	Ps.	2,469,378

Methodology:

Pursuant to IAS 36 methods applied to the 2021 and 2022 calculation, Management determines the recoverable value by the fair value less costs of disposal. The Company used this method for all its CGUs. To determine the fair value less costs of disposal the discounted cash flow projections approved by Management are used covering a period of 31 years in 2021 and 30 years in 2022, respectively, in the case of Aerostar and 11 years in 2021 and 10 years in 2022, respectively, in the case of Airplan, which correspond to the remaining years of the airport concessions.

As of December 31, 2021 and 2022, the Company uses as a valuation technique to estimate the recoverable amount, which uses a single cash flow scenario, the expected cash flow approach, which uses multiple probability-weighted flow scenarios.

This approach uses several cash flow projections considering the probabilities assumed of different events and/or scenarios instead of a single cash flow scenario. Although there may be several scenarios and probabilities, the Company considered that the three scenarios detailed below (base, positive and negative) reflect a representative sample of possible outcomes.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The calculations use cash flow projections that are based on financial budgets and business plans prepared by management and approved by the board of directors. Budgets and business plans are updated to reflect the most recent developments as of the reporting date. Management's expectations reflect performance to date and are based on its experience in times of recession and are consistent with the assumptions a market participant would make. The calculations are based on studies carried out by independent third parties specialized in the aeronautical industry. For the year ending December 31, 2021, the aforementioned calculations were prepared in conjunction with studies published by the International Civil Aviation Organization (ICAO). For the year ending December 31, 2021 and for the CGU, Airplan, which had not yet recovered the passenger levels it had in 2019, the aforementioned calculations were made based on studies published by the International Civil Aviation Organization (ICAO), which contemplated the economic impacts of COVID-19 and presented different recovery curve scenarios.

Due to specific circumstances of each market in which the Company operates, the following scenarios were considered appropriate:

Positive - For the development of the positive scenario of each of the CGUs, a greater growth in passenger traffic was contemplated based on the historical results of the Company as well as the prompt recovery that it had after COVID-19, that is, the Administration considered increasing within these scenarios a percentage applied to passenger traffic in each of the remaining years of the life of each of the concessions, in the case of Airplan and Aerostar for the year 2021 was 10% and 5% respectively, for the year 2022 it was 5% for both CGU on the number of passengers of the base scenario.

Base - To construct the base scenario of each CGU, current effects on the industry impacting on each CGU were considered as well as the recovery and growth obtained from the studies performed by Management through specialized third parties of the industry.

Negative - For the development of the negative scenario of each of the CGUs, a lower flow in passenger traffic was considered, that is, the Administration considered reducing the base scenario by a percentage applied to passenger traffic in each of the remaining years of the period of life of each one of the concessions. In the case of Airplan and Aerostar for 2021 it was -10% and -5% respectively, and for 2022 it was -5% for both CGUs, over the number of passengers in the base scenario.

The expected probability-weighted cash flow determined by the Company consisted of assigning a probability to the 3 scenarios mentioned above. The Company estimated a weighing for each of the scenario as follows:

	2021		2022
	Airplan	Aerostar	Airplan	Aerostar

Negative scenario	20.00%	15.00%	15.00%	15.00%
Base scenario	70.00%	75.00%	75.00%	75.00%
Positive scenario	10.00%	10.00%	10.00%	10.00%
	100.00%	100.00%	100.00%	100.00%

No impairment was recorded in any of the CGUs under any of these 3 scenarios or under that of expected probability-weighted cash flows.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The assumptions used to estimate the recoverable amount are consistent with assumptions made by a market participant. For each CGU, the key assumptions for the base scenario were the following during 2021 and 2022:

	2021
	Airplan	Aerostar
Discount rate	8.57%	9.26%
Operating costs and expenses annual average	3.00%	3.00%
Passenger growth rate in the recovery period of each CGU	18.96%	— *
Recovery period(years)	1	— *
Average growth rate of passengers in the period
after the recovery of passengers for each CGU	4.90%	1.70%
Hierarchy level of the fair value of the recoverable of the CGU	3	3

* This CGU recovered its passenger levels during 2021, taking into account 2019.

	2022
	Airplan	Aerostar

Discount rate	15.31%	10.21%
Operating costs and expenses annual average	4.00%	3.90%
Passenger growth rate in the recovery period of each CGU	— **	—
Recovery period(years)	— **	—
Average growth rate of passengers in the period after the recovery of passengers for each CGU	4.79%	2.50%
Hierarchy level of the fair value of the recoverable of the CGU	3	3

** This CGU recovered its passenger levels during 2022, taking into account 2019.

Management has determined the values assigned to each of the above key assumptions as follows:

2021 and 2022

Assumption	Approach used to determine values

Discount rates	The after-tax discount rates were used from information of listed companies of the industry where each CGU operates.

Average growth rate for operating costs and expenses.	Average growth rate during the concession period, which is based on the latest period and projected inflation trends.

Growth rate of passengers (during the recovery period of each CGU).(assumption applicable in 2021 for the Airplan CGU, in 2022 no longer applies to any CGU)	Weighted average growth rate of departing passengers during the recovery period aligned with industry growth.

Growth rate of departing passengers (after the recovery period of each CGU).	Weighted average growth rate of departing passengers during the concession period aligned with operating and financial growth under a recovered economic environment in terms of passenger traffic.

For the year 2022, sensitivity analyses were applied to projections of each CGU as shown below.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Taking the base scenario and applying a sensitivity analysis to the discount rate by +1% or -1% in each CGU, cash flow projections would have generated an effect of recognizing an impairment of Ps.843,424 and an excess of Ps.3,725,218, in Aerostar, respectively, and an excess of Ps.235,889 and Ps.424,719 in Airplan, respectively. When making a sensitivity analysis on the discount rate of the expected probability-weighted cash flow, there are no significant variations compared with the base scenario.

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

8.2) Basic terms and conditions of the concessions

Mexico:

The basic terms and conditions of each concession are the following:

a.	The concession holder must undertake the construction, improvement and maintenance of the facilities in accordance with its Master Development Plan (MDP) and is required to update the plan every five years. (See Note 15.b).
b.	The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable laws and regulations, and is subject to statutory oversight by the SCT. The concession holder shall pay a DUAC (currently 5% of the gross income of the concession holder, resulting from the use of public assets in accordance with the terms of the concessions) as required by the applicable law. DUAC is presented in the consolidated statement of income under “Cost of aeronautical services”. (See Note 4).
c.	Fuel services and fuel supply are to be provided by the Mexican Airport and Auxiliary Services Agency, a Decentralized Public Entity.
d.	The concession holder must grant access to and the use of specific areas of the airport to government agencies to perform their activities inside the airports.
e.	The concession may be terminated if the concession holder fails to comply with certain of the obligations imposed by the concession as established in Article 27 or for the reasons specified in Article 26 of the Airport Law.
f.	Revenues resulting from the concession are regulated and subject to a review process. See (Note 18.1.3).
g.	The terms and conditions of the regulations governing the operations of the Company may be modified by the SCT.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

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

The term of execution of the contract extends from the date of signing of the act of commencement of execution (May 15, 2008) and until the date on which one of any of the following events occurs:

●	That the regulated revenues generated are equal to the expected regulated revenues, provided that by that time 15 years have elapsed from the date of execution of the certificate of commencement of execution.
●	That 25 years have elapsed since the date of the execution start certificate regardless of whether, for the time being, regulated revenues generated have not matched the value of the expected regulated revenues.
●	If the regulated income generated equals the expected regulated revenue before 15 years have elapsed from the date of execution of the certificate of commencement of execution, the duration of execution of the certificate of commencement of execution and during this term the Concessionaire must execute all the obligations under his charge under the Concession Contract.

For purposes of the regulated revenue expected as defined in the concession contract, it must be taken into consideration that the expected regulated revenue will increase once each of the complementary works (mandatory or voluntary) is delivered to the grantor.

The Grantors agree to assign the regulated and unregulated revenues corresponding to each of the airports to Airplan.

The Concessionaire is obligated, with the grantor to pay, during the term of the contract, a consideration equivalent to 19% of the gross income of the concessionaire.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

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

Note 9 - Accounts payable and accrued expenses:

At December 31, 2021 and 2022, the balances are as follows:

		December 31,
	2021		2022
Suppliers	Ps.	290,687	Ps.	307,068
Taxes payable		311,847		574,311
Use rights of assets under concession		337,087		575,598
Accounts payable to related parties (Note 14.1)		127,901		169,696
Lease payable (Note 7.1)		24,510		23,547
Salaries payable		166,089		187,209
Sundry creditors for services provided		959,376		915,873
Accounts payable to contractors		271,462		61,202
Total	Ps.	2,488,959	Ps.	2,814,504

Since these accounts mature at a term of under one year, their fair value is considered to approximate their carrying value.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Note 10 - Bank loans:

At December 31, 2021, the Company has used the total amount of these credits as shown below:

	Credit line used in foreign currency		Credit line		Principal		Commissions and		Term				Fair
Bank	at 12/31/2021*		used in pesos		amortization in pesos		interests - Net		Short		Long		value

Santander, S. A.			Ps.	2,000,000	Ps.	(2,000,000)
Santander, S. A.				2,650,000			Ps.	(10,716)	Ps.	1,062	Ps.	2,638,222	Ps.	2,660,990
BBVA Bancomer, S. A.				2,000,000				(8,562)		5,902		1,985,536		2,019,432
BBVA Bancomer, S. A.			Ps.	1,980,000	Ps.	(1,980,000)			Ps.
Total México			Ps.	8,630,000	Ps.	(3,980,000)	Ps.	(19,278)	Ps.	6,964	Ps.	4,623,758	Ps.	4,680,422
Banco Popular de Puerto Rico	USD	10,000	Ps.	208,623	Ps.	(208,623)
Total Aerostar	USD	10,000	Ps.	208,623	Ps.	(208,623)
Bancolombia, S. A.	COP	111,750,000	Ps.	801,230	Ps.	(68,086)	Ps.	16,673	Ps.	74,704	Ps.	675,113	Ps.	560,472
Corpbanca Colombia, S. A.		75,990,000		545,168		(46,298)		11,718		50,191		460,397		381,121
Banco Davivienda, S. A.		67,049,985		480,881		(40,851)		10,081		44,471		405,640		336,283
Banco de Bogotá, S. A.		27,564,211		197,490		(16,794)		3,613		18,350		165,959		138,250
Banco de Occidente, S. A.		27,564,228		197,487		(16,794)		3,497		18,240		165,949		138,250
Banco Popular, S. A.		5,959,029		42,485		(3,631)		(57)		3,755		35,041		29,892
Banco AV Villas, S. A.		5,960,000		42,759		(3,631)		937		3,954		36,110		29,892
Servicios Financieros, S. A.		5,960,000		42,490		(3,631)		23		3,843		35,039		29,892
Bancolombia, S. A.		8,128,400		40,995		(40,995)
Total Airplan	COP	335,925,853	Ps.	2,390,983	Ps.	(240,711)	Ps.	46,485	Ps.	217,508	Ps.	1,979,248	Ps.	1,644,052
			Ps.	11,229,606	Ps.	(4,429,334)	Ps.	27,207	Ps.	224,472	Ps.	6,603,006	Ps.	6,324,474

* Foreign currency in thousands

At December 31, 2022, the Company has used the total amount of these credit lines as shown below:

	Credit line used in foreign currency		Credit line		Principal		Commissions and		Term				Fair
Bank	at 12/31/2022*		used in pesos		amortization in pesos		interests - Net		Short		Long		value

Santander, S. A.			Ps.	2,650,000	Ps.	(650,000)	Ps.	(5,999)	Ps.	1,326,362	Ps.	667,639	Ps.	2,098,793
BBVA Bancomer, S. A.				2,000,000		—		(1,866)		160,455		1,837,679		2,061,906
Total México			Ps.	4,650,000	Ps.	(650,000)	Ps.	(7,865)	Ps.	1,486,817	Ps.	2,505,318	Ps.	4,160,699
Bancolombia, S. A.	COP	57,238,256	Ps.	602,121	Ps.	(289,119)	Ps.	8,922	Ps.	2,035	Ps.	319,889	Ps.	230,399
Corpbanca Colombia, S. A.		38,922,014		409,717		(196,601)		6,858		1,383		218,591		156,671
Banco Davivienda, S. A.		34,342,946		361,391		(173,471)		5,697		1,220		192,397		138,239
Banco de Bogotá, S. A.		14,118,353		148,402		(71,314)		1,864		501		78,451		56,830
Banco de Occidente, S. A.		14,118,362		148,400		(71,314)		1,859		501		78,444		56,830
Banco Popular, S. A.		3,052,194		31,909		(15,417)		(97)		108		16,287		12,286
Banco AV Villas, S. A.		3,052,707		32,135		(15,420)		539		108		17,146		12,288
Servicios Financieros, S. A.		3,052,707		31,911		(15,420)		(102)		108		16,281		12,288
Total Airplan	COP	167,897,539	Ps.	1,765,986	Ps.	(848,076)	Ps.	25,540	Ps.	5,964	Ps.	937,486	Ps.	675,831
			Ps.	6,415,986	Ps.	(1,498,076)	Ps.	17,675	Ps.	1,492,781	Ps.	3,442,804	Ps.	4,836,530

* Foreign currency in thousands

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

As a result of the business combination in Airplan on October 19, 2017, the Company determined a fair value of the syndicated loan, valued at its amortized cost, increasing its value by Ps. 605,382. The debt contracted in the original currency (the Colombian peso) plus this adjustment to fair value will result in COP.535,125,402 (Ps.3,408,442).

The variables used to determine the fair values of loans at December 31, 2021 and 2022 are as follows:

Mexico:

2021 and 2022:

-	TIIE 28 days Discount Rate as of December 31, 2021 and 2022.
-	Probability of default of ASUR as of December 31, 2021 and 2022
-	Default Swaps (CDS) of Mexico as of December 31, 2021 and 2022

Level 2 of fair value hierarchy at December 31, 2021 and 2022.

Aerostar:

2021 and 2022:

-	Yield Spreads to Maturity through the BB-rating curve by industrial sector at December 31, 2021 and 2022.

Level 2 of fair value hierarchy at December 31, 2021 and 2022.

Airplan:

2021 and 2022:

-	Reference Discount Rate in Colombia as of December 31, 2021 and 2022.
-	Probability of default of ASUR as of December 31, 2021 and 2022.
-	Credit Default Swaps (CDS) of Colombia as of December 31, 2021 and 2022.

Level 2 of fair value hierarchy at December 31, 2021 and 2022.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

On October 15, 2021, BBVA Mexico granted a loan for the amount of Ps.2,000,000 which proceed are expected to be used for corporate expenses with a term of 7 years, maturing in October 2028, at an annual interest rate equivalent to the TIIE rate to 28 days plus an applicable margin.

Applicable margin. If the net leverage index x is a) Less than 1.5X, the applicable margin will be 140 basis points, b) Between 1.5X and 2.5X, the applicable margin will be 165 basis points and c) greater than 2.5x, the applicable margin will be 190 basis points.

In October 2017, the Company acquired a loan with Banco Santander for Ps.2,000,000. The loan has a term of five years, maturing on October 27, 2022 at the 28-day TIIE rate plus 125 basis points. On September 29, 2021, the Company prepaid, without penalty, the Ps.2,000,000 balance of the Santander loan, and concurrently obtained a three-year term loan from Santander for a principal amount of Ps.2,650,000 maturing on September 28, 2024, at a 28-day TIIE rate plus 150 basis points. On November 29, 2022, The Company prepaid Ps. 650,000 in principal amounts in connection with the Santander loan with no penalty.

In terms of the credits in pesos granted by BBVA Bancomer, the Company is obliged to maintain a consolidated leverage level not exceeding 3.5x calculated as a total financial debt between the (operating profit calculated before taxes, interest expenses, plus depreciation plus amortization at consolidated level) EBITDA for the twelve months prior to the end of each quarter and a minimum interest coverage of 3.0x, calculated as EBITDA between the financial expenses associated with the total financial debt for the 12 months before the end of each quarter. During the year the Company fulfilled these financial obligations, on each quarterly measurement date. At December 31, 2021 and 2022, the Consolidated Leverage Ratio calculated under the contract was 1.3x and 0.12x, respectively, which does not exceed the 3.5x established. In turn, the Debt Coverage Ratio at December 31, 2021 and 2022 was 12.2x and 19.3x, respectively, covering the minimum required of 3.0x as stated in the contract.

In terms of the credit in pesos granted by Santander, the Company is obliged to maintain a leverage level on the last day of each fiscal quarter of no more than 3.5x and a minimum interest coverage ratio of 3.0x, both reasons calculated by the 12 months before each quarter. The calculation for the Leverage Ratio and Interest Coverage Ratio will be performed considering the Company’s share in the income/loss of its subsidiaries and other companies in which it holds interest. During the year 2021 and 2022, the Company fulfilled these financial obligations, on each quarterly measurement date. At December 31, 2021 and 2022, the Leverage Ratio calculated under the contract was 0.3x and 0.12x, respectively, which does not exceed the 3.5x set. In turn, the Debt Coverage Ratio at December 31, 2021 and 2022 was 12.2x and 19.3x covering the minimum required of 3.0x as stated in the contract.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The participants of this syndicated loan are:

	Amount
Entity	(thousand of COP)

Bancolombia, S. A.	COP.	150,000,000
Corpbanca Colombia, S. A.		102,000,000
Banco Davivienda, S. A.		90,000,000
Banco de Bogotá, S. A.		37,000,000
Banco de Occidente, S. A.		37,000,000
Banco Popular, S. A.		8,000,000
Banco AV Villas, S. A.		8,000,000
Servicios Financieros, S. A.		8,000,000
	COP.	440,000,000

On April 2022, the Company prepaid COP149,999,914 (Ps.794,510) as follows:

	Amount
Financial entity	(thousand COP)

Bancolombia, S. A.	COP.	51,136,744
Corpbanca Colombia, S. A.		34,772,986
Banco Davivienda, S. A.		30,682,039
Banco de Bogotá, S. A.		12,613,358
Banco de Occidente, S. A.		12,613,366
Banco Popular, S. A.		2,726,835
Banco AV Villas, S. A.		2,727,293
Servicios Financieros, S. A.		2,727,293
	COP.	149,999,914

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

In August 2020, Airplan obtained a waiver for non-compliance with the obligation referering to the indicator of the debt coverage index covering the measurement date as of September 30, at December 31, 2020, and util the measurement date of the second quarter of June 30, 2021. Airplan obtained from all the banking institutions participating in the syndicated loan, the necessary waivers to comply with the coverage index indicator, until the date of measurement of the first quarter of 2021 and subsequently extended them until the first quarter of 2022. These waivers do not derive in any sanction nor did they represent an expense or penalty to the entity. With these

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

exemptions described, the Company is covered for possible non-compliance and is exempt from this non-compliance resulting in any sanction or any negative effect in the event of non-compliance with the debt coverage indicator until the measurement date of March 31, 2022. As of December 31, 2021 and 2022, the Company has complied with the debt coverage indicator, which was 2.5x and 5.7x, respectively.

Aerostar

On April 1, 2020, the Company disposed of a revolving credit line with Banco Popular de Puerto Rico, approved as from December 18, 2015, for USD10,000 (approximately Ps.239,200) and, through amendment dated October 22, 2018 it received an extension for a maximum term of three years falling due on December 18, 2021, at a Prime or Fed Funds Rate less 0.50%, and whose prepayment can be made at any moment. The resources of this credit line can be used for working capital purposes and for investment projects. As of December 31, 2021 this loan was settled.

Aerostar was financially obligated to keep a Debt Coverage Ratio higher than 1.0x on the measurement date of each quarterly closing. During 2021, it complied with this debt coverage in each measurement period.

On December 30, 2020, Aerostar obtained an unsecured revolving credit line with Banco Popular de Puerto Rico for USD20,000 (approximately Ps.399,010), for a term of three years and the possibility of making prepayments at any moment during the term of the contract, with interest at Prime rate plus 0.50%. The Company will pay 0.15% for unused credit line, which will be calculated on the average amount of unused principal during the year. As of December 31, 2021, the Company did not use the credit line and as of December 31, 2022 this credit line was no longer available.

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

On June 24, 2015, Aerostar signed an agreement for private placement of bonds in the original amount of Ps.737 million pesos (USD50 million), maturing on March 22, 2035, based on the following conditions:

Performance	6.75%

In May 2022, Aerostar modified the payment method of the agreement signed for the placement of bonds for USD50 million, which stipulated payments on a semi-annual basis and was modified to a single payment due on March 22, 2035, which did not represent any penalty for the Company and qualified as a renegotiation.

In May 2022, Aerostar authorized the private placement of USD200 million (Ps.3,947,522) principal amount of secured bonds guaranteed with a quoted yield of 4.92% maturing on March 22, 2035. The disposition of the resource was in July 2022.Aerostar is

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

financially obligated throughout the term of the bond, to maintain a debt coverage ratio greater than 1.0x with the measurement date of each quarterly closing. As of December 31, 2022, the debt coverage ratio was 1.7x.

At December 31, 2021 the integration of the debt is shown as follows:

	Original debt	Interest	Credit line		Principal amortization		Interest		Term				Fair
	used in thousand USD	in thousand USD	in pesos		in pesos		in pesos		Short		Long		value

Bond	$400,000	$11,102	Ps.	7,207,061	Ps.	(220,961)	Ps.	(34,031)	Ps.	353,672	Ps.	6,598,397	Ps.	7,619,720

At December 31, 2022 the integration of the debt is shown as follows:

	Original debt	Interest	Credit line		Principal amortization		Interest		Term				Fair
	used in thousand USD	in thousand USD	in pesos		in pesos		in pesos		Short		Long		value

Bond	$400,000	$255	Ps.	6,602,407	Ps.	(222,568)	Ps.	(58,185)	Ps.	323,993	Ps.	5,997,661	Ps.	6,039,845
Bond	200,000	2,733		3,947,522						53,222		3,894,300		3,148,566
	$600,000	$2,988	Ps.	10,549,929	Ps.	(222,568)	Ps.	(58,185)	Ps.	377,215	Ps.	9,891,961	Ps.	9,188,411

Inputs:

2021:

Corporate risk through Yield Spreads to Maturity of comparable bonds of the “Transportations and Logistics” sector at December 31, 2021.

Level 2 of fair value hierarchy.

2022:

Corporate risk through Yield Spreads to Maturity of comparable bonds of the “Transportations and Logistics” sector at December 31, 2022.

Level 2 of fair value hierarchy.

Methodology:

The following methodology was used to determine fair value in the terms of IFRS 13 the valuation technique used is one recognized in the financial environment (estimated future cash flows discounted at their present value) using market information available at the valuation date.

Note 12 - Stockholders’ equity:

At December 31, 2021 and 2022, the minimum fixed capital with no withdrawal rights is of Ps.1,000 and the variable portion is of Ps.7,766,276, (nominal figure) comprised of 300,000,000 common, nominative Class I shares no par value, wholly subscribed and paid in. The variable portion of capital stock is comprised of Class II common, nominative shares. At December 31, 2021 and 2022, no Class II shares have been issued. Both classes of shares will have the characteristics determined at the Shareholders’ meeting where issuance is approved and they are integrated as shown as follows:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

			Capital stock as of
	Total shares		December 31,
Description	2021	2022	2021		2022

“B” Series	277,050,000	277,050,000	Ps.	7,173,079	Ps.	7,173,079
“BB” Series	22,950,000	22,950,000		594,197		594,197
Total	300,000,000	300,000,000	Ps.	7,767,276	Ps.	7,767,276

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

Reserve for acquisition of shares

The reserve for acquisition of shares represents the reservation authorized by the stockholders for the Company to purchase its own shares subject to certain criteria set forth in the bylaws and the Securities Market Law. At December 31, 2021 and 2022, the reserve for repurchase of shares totals Ps.11,554,572, respectively.

Dividends

At the Ordinary General Stockholders' Meeting held on April 20, 2022, the Company's Stockholders agreed to delegate to the Board of Directors the proposal to pay an ordinary dividend in cash of Ps.2,709,000, as well as the approval of the payment of an extraordinary dividend of Ps.1,800,000 nominal, both cases they will not give rise to Income Tax (ISR) because they arise from the CUFIN (the “Net Tax Profit Account”) and their payment was on June 1, 2022.

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

Dividends are tax free if paid from the CUFIN. Dividends paid in excess of the CUFIN balances are subject to tax equivalent to 42.86%. Tax due is payable by the Company and may be credited against income tax for the year or income tax for the two immediately following fiscal years. Dividends paid from previously taxed earnings are not subject to tax withholding or payment. Dividends paid that come from profits previously taxed by the ISR will not be subject to any withholding or additional tax payment. The Income Tax Law (LISR or ITL) establishes the obligation to maintain the CUFIN with the profits generated until December 31, 2013 and start another CUFIN with the profits generated as of January 1, 2014. At December 31, 2021 and 2022, the companies CUFIN lump sum is Ps.17,347,482 and Ps.20,812,899, respectively, whereas the combined contribution capital account (CUCA, by its initials in Spanish) amounts to Ps.48,586,919 and Ps.53,329,606, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

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

Mexico:

In 2020, 2021 and 2022, the Company determined tax profits in its subsidiaries in the amounts of Ps.2,163,740, Ps.6,045,955 and Ps.9,997,669, respectively. In 2020, 2021 and 2022, the tax profits were partially offset with the amortization of tax losses in the amounts of Ps.3,196, Ps.192,040 and Ps.127,046, respectively.

The subsidiaries that at December 31, 2020, 2021 and 2022, have not assessed IT due to the tax loss carryforwards, are Cozumel, Minatitlán and Tapachula Airports.

Taxable income differs from the book income due to temporary and permanent differences arising from the different bases for the recognition of the effects of inflation for tax purposes and from the permanent effects of items affecting only the book or tax results.

The ITL establishes the applicable income tax rate of 30% on taxable income.

The Company has performed the evaluation of the Preferential Tax Regimes and has determined at December 31, 2021 and 2022, it is not applicable because it does carry out a business activity, in the case of the investment in the airport of Puerto Rico, and that passive income does not represent more than 20% of its total income.

Aerostar:

In 2020 the Company determined tax losses for Ps.660,404 and determined in 2021 and 2022 tax profit for Ps.88,577 and Ps.370,213, respectively, which partially compensated by amortization of tax losses for Ps.79,720 and Ps.333,191, respectively. Aerostar maintains an agreement with the Department of the Treasury of Puerto Rico in which its operations are subject to income taxes of Puerto Rico of 10% under the provisions of Section 12 (a) of the Public Private Partnership Law (Law) enacted in June 2009.

Airplan:

The Company determined taxable income (liquid income) in accordance with the tax law of Colombia for the fiscal year, 2020, 2021 and 2022 of Ps.9,133, Ps.241,490 and Ps.1,078,391, respectively.

The Company is subject to income taxes in Colombia of 32% in 2020, 31% 2021 and 35% in 2022. The company determined an income tax of Ps.2,916 in 2020, Ps.74,862 in 2021 and Ps.377,437 in 2022, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

According to Article 188 of the Colombian Tax Code, for income tax purposes, it is assumed that the taxpayer's net income is not less than 3.5% of his net worth, on the last day of the immediately preceding taxable year. The percentage of presumptive taxable income referred to in this article will be reduced to 0.5% in taxable year 2020; and reduced to 0%, as of taxable year 2021.

Tax Reform Law No. 1943, dated December 28, 2018, sets forth the following rates applicable to corporate taxable income: 32% for fiscal year 2020, and 31% for fiscal year 2021. The Tax Reform Law 2155 of September 14, 2021 article 7 determined that as of the year 2022 it will be 35% on the net taxable income.

The IT provision at December 31, 2020, 2021 and 2022 is as follows:

	December 31,
	2020		2021		2022
Mexico:
Current IT	Ps.	631,471	Ps.	1,749,031	Ps.	2,961,187
Deferred IT		117,924		(128,254)		(169,080)
IT provision Mexico	Ps.	749,395	Ps.	1,620,777	Ps.	2,792,107
Aerostar:
Current Income Tax	Ps.	(16)	Ps.	886	Ps.	3,703
Deferred Income Tax		42,546		37,979		38,160
IT provision Aerostar	Ps.	42,530	Ps.	38,865	Ps.	41,863
Airplan:
Current IT	Ps.	2,916	Ps.	74,862	Ps.	377,437
Deferred IT		(65,686)		(5,997)		227,402
IT provision Airplan	Ps.	(62,770)	Ps.	68,865	Ps.	604,839
Total IT provision	Ps.	729,155	Ps.	1,728,507	Ps.	3,438,809

The reconciliation between the statutory and effective income tax rates is shown as follows:

	December 31,
	2020		2021		2022

Consolidated income before provision for IT	Ps.	2,855,692	Ps.	8,126,035	Ps.	14,084,733
Plus (less):
Net (loss) income before taxes of Airplan and Aerostar		(65,672)		(1,418,186)		(3,183,555)
Net (loss) income before taxes of subsidiaries in Mexico not subject to IT		4,337		(170,247)		(140,921)
Income before provisions for income taxes		2,794,357		6,537,602		10,760,257
Statutory IT rate		30%		30%		30%
IT that would result from applying the IT rate to book profit before income taxes		838,307		1,961,281		3,228,077
Non-deductible items and other permanent differences		10,496		7,853		14,133
Annual adjustment for tax inflation		(18,958)		(33,603)		(82,517)
Accounting disconnect inflation		(80,450)		(314,754)		(367,587)
Effect by difference in rate of IT Aerostar		42,530		38,865		41,863
Effect by difference in rate of IT Airplan		(62,770)		68,865		604,839
IT provision	Ps.	729,155	Ps.	1,728,507	Ps.	3,438,809
Effective IT rate		26%		26%		32%

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The following are the principal temporary differences with respect to deferred tax:

	Year ended
	December 31,
	2021		2022
Deferred income tax asset:
Temporary liabilities	Ps.	57,201	Ps.	72,439
Fair value of long-term debt (Bank loan)		149,120		84,774
Allowance for doubtful accounts		57,962		60,775
		264,283		217,988
Deferred income tax payable:
Fixed and intangible assets (*)		(3,111,403)		(2,898,475)
Temporary assets		(197,104)		(291,829)
Amortization of expenses		(408)		(206)
		(3,308,915)		(3,190,510)
Deferred income tax liability - Net	Ps.	(3,044,632)	Ps.	(2,972,522)

(*)Includes Ps. 1,100,265 and Ps.1,083,114 from Aerostar from the periods 2021 and 2022, and Ps.587,845 and Ps.701,966 from Airplan in 2021 and 2022, respectively.

The net movements of the deferred tax asset and liability for the year are as follows:

	Impairment
	provision				Foreign
	of loan		Concession		Currency
	portfolio		Assets		Conversion		Others		Total

Balances as of January 1, 2021	Ps.	(66,609)	Ps.	3,101,892	Ps.	96,740	Ps.	33,122	Ps.	3,165,145
Conversion revaluation effect
Airplan and Aerostar						(61,018)		36,777		(24,241)
Consolidated income statement:
Airplan		11,390		28,642		(1,089)		(44,940)		(5,997)
Aerostar				39,709		(1,730)				37,979
México		(2,743)		(91,743)				(33,768)		(128,254)
		8,647		(23,392)		(2,819)		(78,708)		(96,272)
Balances as of December 31, 2021	Ps.	(57,962)	Ps.	3,078,500	Ps.	32,903	Ps.	(8,809)	Ps.	3,044,632
Conversion revaluation effect
Airplan and Aerostar						(117,978)		(50,614)		(168,592)
Consolidated income statement:
Airplan		(1,123)		9,298		2,648		216,579		227,402
Aerostar				38,982		(822)				38,160
México		(1,690)		(145,056)				(22,334)		(169,080)
		(2,813)		(96,776)		1,826		194,245		96,482
Balances as of December 31, 2022	Ps.	(60,775)	Ps.	2,981,724	Ps.	(83,249)	Ps.	134,822	Ps.	2,972,522

b.	Return of Asset Tax (AT) in accordance with the Law on Flat Rate Business Tax (Flat Tax Law or LIETU) in Mexico.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

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

During fiscal year 2022 the Company did not obtain recovery and on 2021, the Company obtained the recovery of AT for Ps.416, with recognition in the results as revenue.

Recoverable taxes

At December 31, 2021 and 2022, the tax credits are as of Ps.142,970 and Ps.181,619, respectively.

Aerostar Tax loss Carry forwards:

Aerostar had cumulative tax loss carry forwards for which deferred tax has not been recognized and whose right to be amortized against future taxable income expires as shown below:

	USD
	thousand		Year of
Year of loss	Amount		expiration
2013	Ps.	22,832	2023
2014		24,189	2024
2015		28,532	2025
2016		27,736	2026
2017		22,247	2027
2018		10,600	2028
2020		30,725	2030
Total	Ps.	166,861

Temporary differences not recognized

Temporary difference related to investments in subsidiaries for which no liabilities have been recognized for deferred income tax shown as follows:

	December 31,
	2021		2022
Undistributed utilities	Ps.	4,903,164	Ps.	4,911,412
Tax rate		30%		30%
Deferred income tax liabilities unrecognized with the previous temporary differences	Ps.	1,470,949	Ps.	1,473,424

This tax could be subject to the application of tax treaties existing in the countries of origin.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Note 14 - Balances and transactions with related parties:

14.1)      Balances payable

At December 31, 2021 and 2022, respectively, the balances payable to related parties shown in the consolidated statement of financial position are comprised as follows:

	December 31,
	2021		2022
Accounts payable and accumulated expenses (Note 9):(*)
Inversiones y Técnicas Aeroportuarias, S. A. de C. V.
(Shareholder/technical assistance)	Ps.	127,446	Ps.	169,696
Lava Tap de Chiapas, S. A. de C. V.
(Key management personnel/services)		455
	Ps.	127,901	Ps.	169,696

(*)     These are accounts with terms of less than one year under similar market conditions.

14.2) Transactions with related parties

At December 31, 2020, 2021 and 2022, the transactions shown as follows were held with related parties, which were set at the same prices and conditions as those that would have been used in comparable operations by third parties.

	December 31,
	2020		2021		2022

Commercial income:
Autobuses de Oriente, S. A. de C. V. (Stockholder)	Ps.	7,968	Ps.	11,800	Ps.	15,899
Autobuses Golfo Pacífico, S. A. de C. V. (Stockholder)		4,862		6,468		7,616
Coordinados de México de Oriente, S. A. de C. V. (Stockholder)		164		162		189

Expenses:
Technical assistance (Note 14.4)	Ps.	(175,615)	Ps.	(391,698)	Ps.	(643,891)

Related parties:
Administrative services
Leasing	Ps.	(6,061)	Ps.	(5,863)	Ps.	(4,610)
Cleaning services		(11,848)		(12,307)

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

14.3) Compensation of key personnel

Key personnel include directors, members of the Steering Committee, and Committees. In the years ended on December 31, 2020, 2021 and 2022, the Company granted the following benefits to the key management personnel, the Board of Directors and the different Company Committees:

	December 31,
	2020		2021		2022

Short term salaries and other benefits paid to key personnel (Note 17.17)	Ps.	137,272	Ps.	122,271	Ps.	166,922
Fees paid to the Board of Directors and Committees		8,571		8,144		8,671

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

At December 31, 2020, 2021 and 2022, the expenses for technical assistance amounted to Ps.175,615, Ps.391,698 and Ps.643,891, respectively which are recorded in the consolidated comprehensive income statement within the aeronautical and non-aeronautical service cost line. ITA also has the right to refund the expenses incurred during the provision of the services specified in the agreement. The ITA series “BB” shares were put in a trust in order to ensure compliance with the technical assistance agreement, among other things.

Note 15 - Commitments and contingencies:

Commitments

a.	The Company began leasing office space on May 21, 2015, under a lease agreement. This agreement includes an available extension of 60 months. The monthly rent due is USD30 (Ps.582 approximately).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The total minimum future payments derived from the non-cancellable lease agreement that shall be covered in the future are as follows:

Up to one year	Ps.	7,472
Between one and three years		9,963
Total	Ps.	17,435

As of December 31, 2021 and 2022, the amortization per right-of-use assets within the aeronautical and non-aeronautical service cost in the statement of income, was approximately Ps.6,467 and Ps.5,457, respectively. (See Note 17.8.).

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

On March 31, 2021, the AFAC authorized the reduction and modification of the Capital investments foreseen in the Master Development Plan (MDP), for the period of 2019-2023, regarding the review of maximum rates, without any penalty.

As of  December 31, 2022, investment commitments for that MDP are as of Ps.572,716 in thousands pesos adjusted at December 31, 2022 based on the Construction Price Index (IPCO) in the terms of the MDP.

c.	Pursuant to the terms for the purchase of the land in Huatulco that occurred in October 2008, the Company had the obligation to build 450 hotel rooms As of December 31, 2020, there was an indefinite extension for this commitment issued by the National Fund for the Promotion of Tourism (FONATUR). During the second quarter of 2021, FONATUR paid the Company Ps.286,283 for the repurchase of the land in Huatulco, an amount that was the price that the Company initially paid for the land. As of December 31, 2021, there are no longer any obligations to be fulfilled by the Company in relation to this matter.
d.	As part of the Agreement, Aerostar has committed to fund and complete certain capital and repair projects with respect to the LMM Airport Facilities. The Company has no time restrictions to complete these projects, except that they must be made at any time during the term of the Agreement. As these projects are carried out, repairs will be recorded as expenses incurred or capitalized and depreciated according to their nature; consistent with the Company's accounting policies. Capital projects will be capitalized as part of an intangible concession improvement asset and will be amortized over their useful lives or the remaining life of the concession contract, whichever is less. Some commitments were excluded from the liability for initial obligations assumed due to factors of uncertainty, the variability of future costs and the extended period of time in which commitments can be fulfilled. As of December 31, 2021 and 2022, Aerostar fulfilled the agreed commitments.

Contingencies

As of December 31, 2021 and 2022, the Company has confirmed that the results of its lawsuits cannot be accurately predicted as their due processes are currently ongoing and there are not enough elements to determine whether they could largely affect the Company’s financial position in the case of an adverse ruling.

e.	The Company’s transactions are subject to Mexican federal and state laws as well as Puerto Rico and Colombian law due to its subsidiaries outside of Mexico.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

f.	At the time that the Company was carrying out the competitive bidding process (1998) for the sale of shares of the Airport Groups, the SCT established and communicated that concessionaires could amortize for tax purposes the value of the concession up to 15% a year. In February 2012, the SCT estimated an amount due payable by Cancún in the amount of Ps.865 million pesos against the ruling in question, because it considered that the determination of the 15% amortization was not valid in 2006 and 2007. The Company disagreed with the decision and filed an appeal to overturn this determination. However, in order to adhere to the amnesty program set forth in Transitory Article Three of the new Income Law of 2013, the Company partially desisted from the appeal as it relates to the income tax obligation, but not in regards to the determination of the additional distribution related to employees’ statutory profit sharing, which the Company continues to appeal. The risk is that if a judge does not rule in favor of Cancún the amount payable would be Ps.116,000.
g.	There are currently a number of labor suits in progress against the Company, mainly in relation to involuntary termination. Any sentences that might be handed down not favoring the interest of the Company do not represent significant amounts. The Company is in legal proceedings at the date of this report and a resolution has not been issued yet.
h.	On August 21, 2019, the Board of Commissioners of the COFECE (Federal Economic Competition Commission) notified Aeropuerto de Cancún, S. A. de C. V. of the resolution issued on July 25, 2019, which provides for the following: (I) administrative liability for having exercised the monopolistic practices described in article 56, section V of the Mexican Federal Economic Competition Law (“LFCE”) (refusal of access); (ii) the imposition of a fine to the Company of Ps.73 million. On the understanding that there is sufficient grounds for defense, the Company has contested the administrative sanction imposed by the COFECE by filing amparo proceedings. The Company considers that the amparo proceedings will not be resolved in a term lower than 2 years from the date of filing, and, therefore, it is under no obligation to pay the fine before the end of such proceedings.
i.	On March 17, 2014, the Port Authority of Puerto Rico filed a lawsuit against Aerostar and two fuel sellers at the LMM Airport claiming to be entitled to a fee charged to the fuel sellers of the airport and not to Aerostar. On November 7, 2018 the court ruled in favor of Aerostar and declared that all revenues from the fuel sales fee were to be assigned to Aerostar, but authorized the Ports Authority to charge two cents of the fee per gallon charged to the fuel sellers. The parties appealed the judgement and, on July 31, 2020, the Court of Appeals ruled in favor of Aerostar, determining, among other things, that Aerostar was the only entity entitled to collect and withhold the charge for each gallon of jet fuel, which is dispatched at the LMM airport. On August 31, 2020, the Ports Authority appealed before the Supreme Court. On June 30, 2022, the Supreme Court of Puerto Rico issued a ruling in favor of Aerostar determining, among other things, that Aerostar is the only entity with the right to collect and withhold the fee charge for each gallon of fuel that is dispatched at the LMM Airport. On December 22, 2022, Aerostar filed a joint motion with the Ports Authority to collect consigned funds held by the Supreme Court of Puerto Rico, which, through a declaratory judgment, granted Aerostar the right to collect a total amount of USD15,641 (approximately Ps.300,384) deposited by the oil sellers to the Accounts Unit of the Honorable Court.

Note 16 - Basis for preparation:

The accompanying consolidated financial statements at December 31, 2021 and 2022 and for the years ended 2020, 2021 and 2022 have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB ) and its intrepretations issued by the IFRS Interpretations Commitee (IFRS IC).

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

December 31, 2020, 2021 and 2022

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

Note 17 - Summary of the main accounting policies:

17.1) New standards and amendments

Some of the modifications and improvements that came into effect as of January 1, 2022 were:

●	Amendments to IFRS 3 - Minor amendments were made to IFRS 3 Business Combinations to update references to Conceptual framework for financial information and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, contingent liabilities and contingent assets and to Interpretation 21 Levies. Effective as of January 1, 2022.
●	Amendments to IAS 37 Onerous contracts: cost of fulfilling a contract. Effective as of January 1, 2022.
●	Annual improvements to IFRS 2018–2020 standards - The following improvements were completed in May 2020 and were effective as of January 1, 2022:

a) IFRS 9 Financial Instruments: clarifies what commissions and fees must be included in the 10% test for the de recognition of financial liabilities.

b) IFRS 16 Leases: modification of illustrative example 13 to eliminate the illustration of the lessor's payments in relation to lease improvements, to eliminate any confusion on the treatment of lease incentives.

These modifications and improvements did not have a significant impact for the Company.

The Company considered in the preparation of the consolidated financial statements the agenda decision issued by the IFRS IC "Demand deposits with restrictions on use derived from a contract with a third party (IAS 7)" in April 2022.

The modifications and improvements to the standards that have been issued after, and are not effective for the annual periods ending on December 31, 2022 are the following:

●	Amendments to IAS 1 - Non-current liabilities with covenant. Clarifies how the conditions that an entity must meet within twelve months after the reporting period affect the classification of the liability. Effective as of January 1, 2024.
●	Amendments to IAS 1 and Practice Statement No.2 of the IFRS - Disclosure of Accounting Policies. Effective as of January 1, 2023.
●	Amendments to IAS 8 - Definition of accounting estimates. Effective as of January 1, 2023.
●	Amendments to IAS 12 - Deferred Tax related to assets and liabilities arising from a single transaction. Effective as of January 1, 2023.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

These modifications are not expected to have a significant impact on the Company.

17.2) Consolidation and equity method

The consolidated subsidiaries of the Company, for which it has a shareholding as of December 31, 2021 and 2022, are shown as follows:

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

(*)      These subsidiaries sub-consolidate at Cancún Airport.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Aerostar information

Aerostar reports its financial information in IFRS, for purposes of consolidating in the Company and in USD The exchange rate used at 2021 and 2022 year end was Ps.20.47 and Ps.19.47 Mexican Pesos per Dollar, respectively.

Relevant information about Aerostar and its significant non-controlling interest

As of December 31, 2020, 2021 and 2022, the condensed financial information of Aerostar, where there is a significant non-controlling interest, is presented as follows:

	December, 31
	2020		2021		2022
Condensed statement of financial position
Cash and cash equivalents	Ps.	804,634	Ps.	2,295,087	Ps.	2,334,403
Restricted cash		5,055		123,081		1,272,106
Other current assets		566,031		183,284		528,297
Total current assets		1,375,720		2,601,452		4,134,806
Financial liabilities:
Current liabilities		(606,433)		(804,548)		(1,184,023)
Working capital		769,287		1,796,904		2,950,783
Land, furniture and equipment		151,971		126,494		115,798
Intangible assets, airport concessions - Net		13,535,370		13,656,912		12,920,453
Other long term assets		32,578		64,442		90,777
Long term debt		(7,171,278)		(6,952,068)		(9,891,961)
Accounts payable to the Company		(104,065)
Other long term liabilities		(19,864)		(19,378)		(18,265)
Deferred income tax - Net		(448,829)		(518,578)		(547,480)
Shareholders’ equity	Ps.	6,745,170	Ps.	8,154,728	Ps.	5,620,105

	Year ended December, 31
	2020		2021		2022
Condensed statements of comprehensive income
Revenue	Ps.	2,902,238	Ps.	3,652,835	Ps.	4,110,028
Operating cost and expenses		(1,956,081)		(1,939,555)		(2,146,680)
Other income		158,906				346,232
Comprehensive financial cost - Net		(495,443)		(453,326)		(459,471)
Net income tax		(60,684)		(57,529)		(41,863)
Income tax provision		548,936		1,202,425		1,808,246
Foreign currency translation		(301,695)		(207,132)		(95,881)
Total comprehensive income	Ps.	247,241	Ps.	995,293	Ps.	1,712,365

On October 20, 2022, Aerostar's Board of Directors approved a reimbursement of contributed capital for USD165,625 (Ps.2,113,113), and a dividend payment for USD34,375 (Ps.690,833), corresponding to profits for the year 2022, of which 60% corresponds to the Company and 40% to the Avialliance partner. The Company did not change its proportional shareholding in Aerostar, maintaining control with 60% of the capital stock. These payments were not considered a partial disposal of the Company’s interest and the cumulative effects of changes in  foreign exchange rates (CTA) were not reclassified to comprehensive income.

As regards the non-controlling interest in Aerostar’s subsidiary, there are no significant restrictions on the possibility of gaining access to files or using them for the payment of liabilities.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Airplan information

Airplan reports its financial information in IFRS for purposes of consolidating in the Company and in Colombian pesos. The exchange rate used at 2021 and 2022 year end was Ps.198.28 and Ps.248.48 Colombian Peso per Mexican Peso, respectively.

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

When the Company loses control over one entity, any retained interest in the entity is measured at fair value, recognizing the effect in profit or losses. Subsequently, the fair value is the initial carrying amount for the purpose of determining the retained interest as an associate, joint venture or financial asset, as appropriate. Additionally, the amounts previously recognized in Other Comprehensive Income (OCI) relating to those entities are canceled as though the Company had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in OCI are reclassified to profit or losses of the period.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

d.	Acquisition in stages

The additional acquisition in joint ventures accounted under the equity method is considered a business combination conducted in stages, which means that the fair value of interest previously acquired was also revalued.

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

On February 20, 2020, our subsidiary Aeropuerto de Cancún entered into a contractual agreement with Aviation Investments, LLC, to set up a joint venture through a separate legal entity called Airport Development Group, LLC, with each Company holding an interest of 50%. Initial investment amounted to USD500 (Ps.10,556). According to the agreement, decisions on the relevant activities of the entity require unanimous consent of both parties. The Company assessed the nature of the transaction and determined it was a joint venture. Joint ventures are recognized through the equity method.

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

h.	Capital reduction in foreign subsidiaries

The capital reductions without changing the parent's proportional percentage interest holding, is not considered a partial disposition. Since the Group maintains the same ownership percentage and continues to control the subsidiary abroad, the cumulative effects of the translation effect are not reclassified to the statement of comprehensive income.

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

December 31, 2020, 2021 and 2022

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

17.4) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid investments with low risk of changes in value and maturing within three months or earlier. As of December 31, 2021 and 2022, cash and cash equivalents consisted primarily of peso and dollar denominated bank deposits and peso denominated investment bonds issued by the Mexican Federal Government.

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

17.6) Restricted cash

Restricted cash is presented as current if it is expected to be used within 12 months from the reporting date. Any funds restricted beyond 12 months are recorded as non-current. Restricted cash includes cash that is restricted in access and use. The nature of the restrictions includes pre-use approvals and restrictions imposed by bond placement contracts and federal agency funds related to capital expenditures.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Aerostar maintains cash restricted by a requirement of the debt instruments in the amount of Ps.1,175,622 as of December 31, 2022 and has restricted cash for PFC in the amount of Ps.96,485 and Ps.123,081 as of December 31, 2022 and 2021, respectively. Mexico maintains restricted cash of Ps.148,621 as of December 31, 2022 held as part of the fulfillment of its infrastructure investment commitments described in the MDP. (See Note 5.1.)

Restricted cash is presented in the statement of cash flows within financing activities in relation to the reserves to which it is obligated in accordance with the bond placement agreements and in investment activities, which are related to the investment in airport infrastructure. (See Note 5.1.)

17.7) Financial assets

a.	Classification. - the Company classifies its financial assets into the following measurement categories: a) financial assets measured at amortized cost; and b) financial assets subsequently measured at fair value (either through other comprehensive income or through profit or loss). At present, the Company does not hold any financial assets. This classification depends on the business model of the Company to manage its financial instruments and the terms of the instrument's contractual cash flows. The Company reclassifies financial assets when, and only when, it changes its business model for the management of those assets. The Company’s financial assets are measured at amortized cost, since contractual terms comply with the SPPI (solely payment of principal and interest) requirement, and the Company’s business model is achieved by collecting cash flows.
b.	Measurement. - At initial recognition, financial assets at amortized cost are measured at fair value plus transaction costs that are directly attributable to their acquisition. Transaction costs of financial assets measured at fair value (through profit or loss or through other comprehensive income) are recognized in profit or loss as incurred. Gains and losses on assets measured at fair value are recorded in profit or loss or in other comprehensive income. Financial assets with embedded derivatives are considered as a whole if it is determined that the cash flows correspond exclusively to the payment of principal and interest. Accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included as current assets, except for maturities greater than 12 months following the date of the Statement of Financial Position. These are classified as non-current assets. Loans and accounts receivable are initially recognized at fair value plus directly attributable transaction costs, and subsequently measured at amortized cost.
c.	Impairment. - Impairment losses are presented as net impairment losses within the operating result. Subsequent recoveries of previously canceled amounts are credited against the same line. For accounts receivable, the Company applies the simplified approach allowed by IFRS 9, which requires that the expected losses over the life of the instrument be recognized from the initial recognition of accounts receivable. (See Note 6.)

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

December 31, 2020, 2021 and 2022

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

To determine the lease term, the Company considers all facts and circumstances creating an economic incentive to exercise an extension option. The reasonable certainty assessment is only reviewed when there is a significant event or a significant change in circumstances that affect such assessment and that are within lessee’s control. At December 31, 2022, there are no contracts regarding which there is a reasonable certainty to extend lease terms.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Land is recorded at cost and it is not depreciated. Depreciation of other items of plant and equipment is calculated on the straight-line method based on the residual values over their estimated useful lives. The percentage of depreciation taken per year according to the useful lives at the acquisition date of the furniture and equipment are as shown as follows:

	December 31,
	2021	2022

Furniture equipment	10 to 20%	10 to 20%
Machinery	10 to 20%	10 to 20%
Computer equipment	20 to 33%	20 to 33%
Transportation equipment	20 to 25%	20 to 25%
Improvements to leased premises	10%	10%

The residual values, useful life and depreciation method are reviewed and adjusted, if necessary, on an annual basis.

17.9.1) Land

Land represents, mainly, a territorial extension for which the Company had an obligation of constructing 450 hotel rooms along with FONATUR in Huatulco which were recorded at its cost and are not subject to depreciation. During the second quarter of 2021, FONATUR and the Company entered into an agreement to terminate the sales contract for the land of Huatulco, and FONATUR paid the Company Ps.286,283 which was the price that the Company initially paid for the land. (See Note 15.c).

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

December 31, 2020, 2021 and 2022

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

Amortization is computed using the straight-line method over the estimated useful life of the concessions, (original term of 50 years as of November 1, 1998); 26 years as of December 31, 2022.

Aerostar:

Aerostar’s airport concession, which includes the obligation to make certain capital expenditures in improvement projects, is considered an intangible asset and is recognized at cost less accumulated amortization and impairment losses.

Amortization is calculated using the straight-line method during the term of the agreement (40 years); 30 years as of December 31, 2022.

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

The useful life for the amortization was determined as the duration of the concession and the amortization rate is calculated based on the percentage of execution of the revenues with respect to the total expected income of the financial model of the Company. The concession had a minimum term that ended 2015, however, in accordance with the complementary works carried out and the measurement of the expected income against the income generated, the concession will have a useful life until the year 2032, 10 years as of December 31, 2022.

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

The estimated useful lives at December 31, 2022 are as follows:

Licenses Mexico	26	years
ODC Mexico	26	years
Commercial Rights of Aerostar	30	years
Commercial Rights of Airplan	10	years

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

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

17.13.1) Debt renegotiation

If the renegotiation results in the cancellation of the original liability because the 10% test is exceeded, as stablished in IFRS 9, the original liability is canceled and any difference is recognized in results when the renegotiation occurs.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

If the renegotiation does not result in the cancellation of the financial liability, then (i) the value of the new cash flows of the financial liability is discounted at the original effective interest rate, (ii) any difference between the discounted value and the carrying amount is recognized in results and (iii) the effective interest rate is prospectively adjusted to include the new costs and commissions.

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

When there are similar obligations, the likelihood of the outflow of economic resources for settling those obligations is determined considering them as a whole. In these cases, the provision thereby estimated is recorded, provided the likelihood of the outflow of cash with respect to a specific item considered as a whole is remote.

17.16) Deferred IT, and tax on dividends

The expense for IT includes both the current tax and deferred taxes. Tax is recognized in the statement of income, except when it relates to items recognized directly in OCI or in stockholders’ equity in which case, the tax is also recognized in OCI items or directly in stockholders’ equity, respectively.

Deferred IT were recorded based on the comprehensive method of liabilities, which consists of recognizing deferred taxes on all temporary differences between the book and tax values of assets and liabilities to be materialized in the future at the enacted or substantially enacted tax rates in effect at the consolidated financial statement date. (See Note 13.)

Deferred tax assets are only recognized if future tax profits are expected to be incurred against which temporary differences can be offset.

The balances of deferred IT assets and liabilities are offset when there is an enforceable legal right for each entity to offset current tax assets against current tax liabilities and when deferred IT assets and liabilities are related to the same tax authority.

Current IT is made up of IT, which is recorded under income for the year in which they are incurred. The tax is based on taxable income.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

To determine the IT the applicable rate in Mexico for 2020, 2021 and 2022 was 30%, the applicable rate for Airplan, according to Colombian legislation for 2020, 2021 and 2022 was 32%, 31% and 35% respectively, and the applicable rate for Aerostar, in accordance with Puerto Rico law, for 2020, 2021 and 2022 was 10%.

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

Termination benefits

Termination benefits are paid when the employment relationship ends before the normal retirement date or when an employee voluntarily accepts the termination in exchange for these benefits. The Company recognizes termination benefits on the first of the following dates: (a) it is committed to terminate the employment relationship of employees in accordance with a detailed formal plan without having the possibility of evading its obligation, and (b) when the entity recognizes restructuring costs in accordance with IAS 37 and involves payment of termination benefits. In the case of an offer that promotes voluntary termination, termination benefits are valued based on the expected number of employees accepting the offer. Benefits that mature 12 months after the reporting date are discounted to their present value. The charge to income for the years ended December 31, 2021 and 2022 was Ps.2,866 and Ps.4,343, respectively. See Note 4.

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

December 31, 2020, 2021 and 2022

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

17.19) Basic and diluted earnings per share

Basic earnings per share were computed by dividing the net income for the year attributable to controlling interest (Ps.1,972,319 in 2020, Ps.5,983,747 in 2021 and Ps.9,986,548 in 2022) by the weighted average number of shares outstanding in 2020, 2021 and 2022. The number of shares outstanding for the periods from January 1 to December 31, 2020, 2021 and 2022 were 300 million. The basic ordinary earnings share for the year ended as of December 31, 2020, 2021 and 2022 was Ps.6.57, Ps.19.95 and Ps.33.29, respectively, are expressed in pesos, the diluted earnings per share is equal to the basic earnings per share.

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

December 31, 2020, 2021 and 2022

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

The main risks to which the Company is exposed are:

18.1)	Market risk
18.1.1)	Interest rate risk
18.1.2)	Exchange rate risk
18.1.3)	Price risk
18.2)	Liquidity risk
18.3)	Credit risk - credit quality
18.4)	Capital management
18.5)	Fair value

18.1)Market risk

18.1.1) Interest rate risk

The Company has contracted bank loans to partially finance its operations. These transactions expose the Company to interest risk, with the main exposure to the risk of variable interest rates resulting from changes in the market base rates (banks charge interest based on TIIE 28 days plus 125 basis points in 2021 and 2022) that are applied to the Company’s bank loans maturing in 2022 and 2024, which were paid in advance. As of September 2021, the Santander bank charges interest based on the 28-day TIIE rate plus 150 basis points maturing in 2024, and as of October 2021, the BBVA Mexico bank charges interest based on the 28-day TIIE rate plus a applicable margin that fluctuates between 140 basis points to 190 basis points with expiration in 2028.

As of December 31, 2022, the reference rates used by the Company (TIIE and DTF) have suffered considerable increases compared to the year that ended on December 31, 2021, due to the economic uncertainty and increase in inflation. Although, at short term, there is a risk of an increase in interest rates, the Company has cash of 7.05 times to pay the amount of debt and short-term loans.

As of December 31, 2021 and 2022, there are no loans referenced to the LIBOR rate.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

At December 31, 2021 and 2022, the Company is exposed to exchange rate risk for monetary position is as follows:

	December 31,
	2021		2022
Asset	Ps.	124,656	Ps.	372,991
Liability		(7,580)		(5,520)
Net Monetary Assets	Ps.	117,076	Ps.	367,471

At December 31, 2021 and 2022, the exchange rate was Ps.20.47 and Ps.19.47, respectively. Had the currency weakened by 5% in 2021 (5% in 2022) with respect to the U.S. Dollar, the Company would have had a gain on monetary position at the close in the amount of Ps.119.8 million in 2021 (monetary gain of Ps.357.8 million in 2022). As of the issuance of this report, the last known closing exchange rate was Ps. 18.02 on April 14, 2023.

18.1.3) Price risk

The rate regulation system applicable to the airports of the Company imposes maximum rates for each airport, which should not be exceeded on an annual basis. The maximum rates are the maximum annual income per unit of traffic (one passenger or 100 kg of cargo). If the maximum annual rate is exceed, the government authorities could revoke one or more of the Company’s concessions in Mexico.

The Company monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate limits. In the case of the Aerostar and Airplan concessions, there are no maximum ceilings established by the corresponding Government.

Concentrations:

At December 31, 2021 and 2022, approximately 55.5% and 59.1%, of revenue, not including income from construction services, resulted from operations at the Cancún International Airport.

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

The Company is cautious about liquidity risk and maintains sufficient cash and negotiable instruments and the availability of financing through an adequate amount of credit facilities to meet obligations at maturity and settle trading positions. At period end on December 31, 2021, the Company had demand deposits amounting to Ps.8.770.062 and Ps.13,174,991 in 2022 and available credit lines amounting to USD20,000 (approximately Ps.409,400), to manage liquidity risk. Due to the dynamic current situation and uncertainty, the Company's Treasury function maintains flexibility in the funding under credit lines and keeping availability.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

			Loans and		Loans and
	Cash and		Short - term		Long- term		Total Loans
December 31, 2021	equivalents		Debt		Debt		and Debt
Mexico	Ps.	5,700,314	Ps.	6,964	Ps.	4,623,758	Ps.	4,630,722
Aerostar		2,295,087		353,672		6,598,397		6,952,069
Airplan		774,661		217,508		1,979,248		2,196,756
Total	Ps.	8,770,062	Ps.	578,144	Ps.	13,201,403	Ps.	13,779,547

			Loans and		Loans and
	Cash and		Short - term		Long- term		Total Loans
December 31, 2022	equivalents		Debt		Debt		and Debt
Mexico	Ps.	9,573,039	Ps.	1,486,817	Ps.	2,505,318	Ps.	3,992,135
Aerostar		2,334,403		377,215		9,891,961		10,269,176
Airplan		1,267,549		5,964		937,486		943,450
Total	Ps.	13,174,991	Ps.	1,869,996	Ps.	13,334,765	Ps.	15,204,761

The following table presents the analysis of the net financial liabilities of the Company based on the period between the date of the statement of consolidated financial position and the maturity date, including undiscounted contractual cash flows:

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2021	3 months		and one year		and 2 years		5 years
Bank loans and interest	Ps.	13,660	Ps.	210,812	Ps.	3,945,092	Ps.	2,305,320
Long term debt		114,009		239,663		1,512,848		5,696,815
Suppliers		290,689
Accounts payable and accrued expenses		1,383,249

At December 31, 2022
Bank loans and interest	Ps.	637,733	Ps.	944,235	Ps.	1,354,415	Ps.	1,900,147
Long term debt		158,242		280,166		973,931		3,477,822
Suppliers		307,068
Accounts payable and accrued expenses		1,170,318

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

The following table shows the Company’s short term liquidity as of:

	December 31,
	2021		2022

Current assets	Ps.	11,662,100	Ps.	18,080,170
Current liabilities		3,786,398		5,563,973
Short term position (liquidity)	Ps.	7,875,702	Ps.	12,516,197

18.3) Credit risk - credit quality

The financial instruments that are potentially subject to credit risks consist mainly of accounts receivable. Income obtained from fares charged to passengers is not guaranteed and therefore the Company faces the risk of not being able to collect the full amounts invoiced in the event of insolvency of its clients, the airlines. The Company frequently reviews financial instruments and tests them for impairment. (See Note 6.3).

Due to the COVID-19 contingency that has affected the travel industry, and the  economic recession caused by the pandemic COVID-19, the Company negotiated to extend the payment terms of the agreements with some clients by signing promissory notes with a term of no more than one year, to secure payment. As of December 31, 2021 the balance of the account of documents receivable from third parties in Mexico amounts to Ps.4,463. As of December 2022, the balance owed by the Company’s clients in connection with the aforementioned agreements was settled. (See Note 6.2).

In recent years, there have been airlines that have reported substantial losses, and the income from passenger fees from main client airlines is, not all guaranteed. Therefore, in the event of insolvency of any of the airlines, the Company would have no certainty of recovering the total sum of amounts invoiced to the airlines for passenger fees.  In August 2010, Grupo Mexicana filed for bankruptcy. Grupo Mexicana owes the Company Ps.128,000 for passenger fees. As a result of Grupo Mexicana’s bankruptcy, the Company at that time had, its reserve for uncollectable accounts by Ps.128,000 . The Company has determined that it may not be able to collect that amount. (See Note 6.3).

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

December 31, 2020, 2021 and 2022

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

During the year, there was no material uncertainty regarding the Company’s ability to continue as a going concern. At December 31, 2021 and 2022, the Company’s Board has a reasonable expectation that the Company has the appropriate resources to continue operating at least for the next twelve months and that the use of the going concern basis of accounting is appropriate.

18.5) Fair value

Financial instruments (bank loans and long term debts), at amortized cost in accordance with the valuation method used are at level 2 in 2021 and 2022, there are no financial instruments carried at fair value.

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

December 31, 2020, 2021 and 2022

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

The Company conducts sensitivity analyses to determine the level of possible changes in the assumptions used to determine the useful life of the concession, in order to determine if the useful life would change significantly. At December 31, 2020, 2021 and 2022 the expected total revenues considering the additional works amount to Ps.17,540,245, Ps.14,381,166 and Ps.12,634,029, respectively.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

Note 20 - Consolidated statements of cash flows:

As of December 31, 2020, 2021 and 2022, the analysis of net debt and movements in net debt is presented as follows:

	Long - term debt						Bank Loans
	2020		2021		2022		2020		2021		2022
Short-term debt (Note 11)	Ps.	330,235	Ps.	353,672	Ps.	377,215
Short-term bank loans (Note 10)							Ps.	808,515	Ps.	224,472	Ps.	1,492,781
Long-term bank loans (Note 10)								6,119,655		6,603,006		3,442,804
Long-term debt (Note 11)		6,641,941		6,598,397		9,891,961

Balances at December 31	Ps.	6,972,176	Ps.	6,952,069	Ps.	10,269,176	Ps.	6,928,170	Ps.	6,827,478	Ps.	4,935,585

Balances at January 1 of the debt-net	Ps.	6,799,941	Ps.	6,972,176	Ps.	6,952,069	Ps.	6,912,952	Ps.	6,928,170	Ps.	6,827,478
Interest expense		450,806		454,863		523,488		398,899		387,523		332,030
Bank loans(Note 10)								306,241		4,650,000
Long-term debt (Note 11)						3,947,522
Interest paid		(476,927)		(428,530)		(532,579)		(466,066)		(480,168)		(547,042)
Payments of the long term debt and bank loans		(253,925)		(220,961)		(222,568)		(245,520)		(4,429,334)		(1,498,076)
Foreign currency translation		452,281		174,521		(398,756)		21,664		(228,713)		(178,805)

Balances at December 31	Ps.	6,972,176	Ps.	6,952,069	Ps.	10,269,176	Ps.	6,928,170	Ps.	6,827,478	Ps.	4,935,585

Note 21 - Subsequent Event:

At December 31, 2022 to the date of issuance of these consolidated financial statements, there were no events that could have a significant effect on the information contained in the consolidated financial statements.

Note 22 - Authorization of the consolidated financial statements:

The consolidated financial statements and their twenty two notes are an integral part of the consolidated financial statements, which were authorized and proposed for their issuance to the Board of Directors on April 17, 2023 by Mr. Adolfo Castro Rivas, Chief Executive Officer of Grupo Aeroportuario del Sureste, S.A.B. de C.V.