Form 20-F
period 2023-12-31
SOUTHEAST AIRPORT GROUP
filed 2024-04-15
CIK 1123452

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2023

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

International events such as the terrorist attacks on the United States on September 11, 2001, wars, armed conflicts, and public health crises such as the Influenza A/H1N1 pandemic of 2009-2010 and the COVID-19 pandemic have disrupted the frequency and pattern of air travel worldwide in recent years. The COVID-19 outbreak has had and could have a negative impact on our operations. See “Item 3. Key Information—Risk Factors— Risks Related to Our Operations—The COVID-19 pandemic has had and could have a negative impact on our operations.”

A majority of our revenues come from aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2022 and 2023, passenger charges represented 42.8% and 45.7% of our consolidated revenues, respectively.

Historically, Colombia has suffered internal armed conflicts with several non-state armed groups including the National Liberation Army (Éjercito de Liberación Nacional or “ELN”) and the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or “FARC”). While our overall business operations in Colombia are not typically impacted by these events, the regions in which some of our airports operate, including El Caraño airport, have been affected by the referred conflicts in the past. We cannot predict how and to what extent the ongoing internal armed conflicts in Colombia can impact our Colombian airports’ operations in the future.

On February 24, 2022, Russian forces launched significant military action against Ukraine, and sustained conflict and disruption in the region has continued as of the date of this report. The miliary conflict has since caused significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. The impact to Ukraine as well as actions taken by other countries could have a material adverse effect on our operations. The extent and duration of the military action, sanctions and resulting market and supply chain disruptions are highly unpredictable but could be substantial. Any general increase of hostilities in Ukraine, even if not made on or targeted directly at the air travel industry, or the fear of or the precautions taken in anticipation of any potential military attacks such as elevated national threat warnings, travel restrictions, selective cancellation or redirection of flights and new security regulations, among others, (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry as a result of new security requirements, and could cause a material adverse effect on our business, results of operations, prospects and financial condition.

Geopolitical conflicts, including the ongoing military conflict involving Russia and Ukraine and the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises, could also cause significant disruptions in supply chains across de world, which may have a material adverse effect on the travel industry and therefore our business, financial condition, cash flows and results of operations.

On October 7, 2023, Hamas, a terrorist group in control of Gaza, carried out a surprise attack on Israeli cities and towns near the Gaza strip. Following this terrorist attack, Israel declared war on Hamas and other terrorist organizations in Gaza. The military conflict is ongoing, and its length and outcome are highly unpredictable. Further escalation of this conflict could lead to significant market and other disruptions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

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

In September 2017, a series of earthquakes shook central and southern Mexico. On September 7, 2017, an 8.1 magnitude earthquake struck Chiapas, Oaxaca, killing at least 98 people, injuring over 300 persons, causing the issuance of a tsunami warning for the entire Pacific coast of Central America by the Pacific Tsunami Warning Center, and damaging buildings and roads in Mexico City. On September 19, 2017, a 7.1 magnitude earthquake affected the states of Puebla and Morelos as well as the Greater Mexico City area, killing 370 people and injuring over 6,000 people. The earthquake caused at least 44 buildings in Mexico City to collapse and temporarily shut down Mexico City International Airport. Finally, on September 23, 2017, a 6.1 magnitude earthquake hit Oaxaca, causing six deaths and injuring seven others, resulting in total damage of Ps. 9.4 billion. Neither the Mexico City earthquake nor the earthquake in Oaxaca caused substantial damage to our facilities or resulted in material interruptions to our operations.

Between December 2019 and February 2020, a series of earthquakes shook Puerto Rico. The first earthquake in the series, a 4.7 magnitude earthquake, struck on December 28, 2019. The last earthquake in the series, a 5.0 magnitude earthquake, struck on February 4, 2020. The largest earthquake in the series was a 6.4 magnitude earthquake that struck on January 7, 2020. The Governor of Puerto Rico declared a state of emergency in response on January 7, 2020. The series of earthquakes caused power and water outages across Puerto Rico and estimates of financial losses exceeded U.S.$3.0 billion. LMM Airport remained open throughout the series of earthquakes. The series of earthquakes did not cause substantial damage to LMM Airport and did not result in material interruptions to our operations.

On September 20, 2022, Hurricane Fiona struck Puerto Rico, causing landslides, floodings and a total blackout by damaging the power transmission and distribution lines in Puerto Rico. While Hurricane Fiona did not cause significant damages to the LMM Airport, air travel was suspended starting September 17, 2022 at 10pm and reinstated on September 19, 2022. The hurricane brought approximately 30 inches of rain and damaged 50% of power transmission and distribution lines across Puerto Rico.

The COVID-19 pandemic has had and could have a negative impact on our operations.

The outbreak, and measures taken to contain or mitigate the coronavirus (“COVID-19”), have had dramatic adverse consequences for the global economy, including demand, operations, supply chains and financial markets. COVID-19 has led to travel restrictions imposed by governments (including Mexican, the United States and Colombian governments), flight cancellations, and a marked decline in passenger demand for air travel, domestically and worldwide.

Due to the economic recovery from the COVID-19 pandemic in the countries in which we operate, the total passenger traffic in our airports recovered for 2023, increasing by 6.4% as compared to 2022. However, the full extent of the ongoing impact of COVID-19 on the Company’s longer-term operational and financial performance will depend on future developments, including those outside our control related to the introduction and spread of new variants of the virus which may be resistant to currently approved vaccines, passenger testing requirements, mask mandates or other restrictions on travel, all of which are highly uncertain and cannot be predicted.

The COVID-19 pandemic had a material impact on the Company during 2020 and part of 2021, and while it is no longer having a material impact on the Company’s business, a resurgence of COVID-19 or the surge of any variant could have a material adverse effect on the Company’s business, operating results, financial condition and liquidity.

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

The air travel industry, and consequently, our results of operations, are substantially influenced by economic conditions in Mexico, Colombia and the United States. In 2021, 2022 and 2023, 76.4%, 63.4% and 61.8%, respectively, of the international passengers in our Mexican airports arrived or departed on flights originating in or departing to the United States. 49.1%, 53.1% and 51.5% of our revenues from Mexican passenger charges in 2021, 2022 and 2023, respectively, were derived from charges imposed on international passengers. Similarly, in 2021, 2022 and 2023, 51.7%, 47.3% and 48.9%, respectively, of passengers in our Mexican airports traveled on Mexican domestic flights. In 2021, 2022 and 2023, 50.9%, 46.9% and 48.5%, respectively, of our revenues from Mexican passengers were derived from Mexican domestic passenger charges. When the economies of either the United States or Mexico are in recession, the number of international passengers in our Mexican airports that arrive or depart on flights originating in or departing to the United States have been adversely affected. Similarly, a recession of the Colombian economy could cause the number of Colombian domestic passengers in our Colombian airports to decline. In 2021, 2022 and 2023, 38.3%, 31.9% and 30.8%, respectively, of our revenues from Colombian passenger charges were derived from Colombian domestic passenger charges.

The outbreak of COVID-19 adversely affected the economies and financial markets of many countries, including the United States, Mexico and Colombia. Although the COVID-19 is no longer considered a pandemic, renewed waves and new variants could lead to new measures implemented by governmental authorities to contain and mitigate the effects of COVID-19, including shutdowns of non-essential infrastructure businesses, stricter border controls, stringent quarantines and social distancing, triggered significant economic downturn in Mexico, Colombia and the United States (including Puerto Rico). The extent to which the COVID-19 outbreak continues to impact these economies will depend on future developments, which are highly uncertain and cannot be predicted.

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

The economy of Puerto Rico has been in a recession since 2006 and conditions have worsened in recent years, particularly as a result of Hurricanes Irma and Maria in 2017, the COVID-19 pandemic, and Hurricane Fiona in 2022 which damages were concentrated at the south of the island. Following the failure of several Puerto Rico government instrumentalities to make debt service payments on their outstanding debt obligations, on June 30, 2016, the Puerto Rico Oversight, Management and Economic Stability Act (“PROMESA”) was enacted into law. PROMESA provided Puerto Rico with access to bankruptcy-like tools and created a fiscal oversight framework containing measures that include, among others, the establishment of a seven-member Oversight Board to oversee the development of budgets and fiscal plans for Puerto Rico’s government and instrumentalities. In particular, PROMESA allowed the Oversight Board to petition U.S. courts to restructure debt on behalf of Puerto Rico’s central government.

In September of 2019, the Oversight Board submitted a joint plan of adjustment to the United States District Court for the District of Puerto Rico. However, in late December 2019 and January 2020, a series of earthquakes and their aftershocks caused extensive damage to parts of Puerto Rico’s infrastructure. In addition, Puerto Rico was significantly impacted by the COVID-19 pandemic that began in early 2020, which has had a substantially adverse effect on the health of its population and economic activity. The combined impact of Hurricanes Irma, Maria and Fiona, the earthquakes and aftershocks, and the pandemic significantly hampered the Oversight Board’s timeline and efforts to restructure Puerto Rico’s debt and could continue to have substantially adverse effects on Puerto Rico’s economy. On January 18, 2022, following several modifications and amendments, the United States District Court for the District of Puerto Rico entered an order confirming the Oversight Board’s revised joint plan of adjustment. On February 23, 2022, the Oversight Board announced its certification of a revised fiscal plan for Puerto Rico which funds the revised joint plan of adjustment and reflects increased federal funding and the effect of federal stimulus funding on economic growth. On March 15, 2022, the revised joint plan of adjustment became effective. Several parties appealed the District Court’s order confirming the revised joint plan of adjustment to the United States Court of Appeals for the First Circuit, and the court affirmed the effectiveness of the plan on April 26, 2022. In August and December of 2023, the Oversight Board filed two additional revised plans of adjustment aimed at reducing the total asserted claims against the Puerto Rico Electric Power Authority to U.S.$2.3 billion (excluding pension liabilities), as well as incorporating tentative increases in the residential electricity rate. During March 2024, the United States District Court for the District of Puerto Rico held a hearing to consider the confirmation of the Plan of Adjustment and as of April 15, 2024 a decision is still pending.

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

Fuel represents a significant cost for airlines. International prices of fuel have experienced significant volatility in recent years. Most of our airline customers use kerosene-based jet fuel, the price of which is normally based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport. Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.81 per gallon on September 12, 2008, it has continued to fluctuate in 2023, with a high of U.S.$3.99 per gallon on January 26, 2023, and a low of U.S.$2.04 per gallon on May 3, 2023, according to the Energy Information Administration of the U.S. Department of Energy. As of April 1, 2024, the U.S. Gulf Coast spot price for jet fuel was U.S.$2.58 per gallon. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities or any future terrorist attacks. Our business could be negatively impacted by hydrocarbon price volatility as a result of, or the threat of, Russian activities in Ukraine, including Russia expanding its production of oil and gas to finance its activities in Ukraine and destabilize world energy markets, or the ongoing conflict in the Middle East. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from member states of the Organization of the Petroleum Exporting Countries. Additionally, the conflict between Russia and Ukraine has caused shortages in the availability of aircraft fuel, including as a result of targeted sanctions and export control measures imposed by the United States and foreign government bodies. Although for the year ended December 31, 2023, any such shortages have not been material, there is no assurance that the shortages will not become more severe, and we cannot predict the continued impact of these sanctions and export measures, or the impact of any further retaliatory actions that may be taken by Russia and the United States and foreign government bodies. Shortages in the availability of, or increase in demand for, crude oil in general, other crude oil based derivatives and aircraft fuel in particular have resulted, and could continue to result, in increased fuel prices and could have a material adverse effect on our business, results of operations, and financial condition.

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

The global airline industry has recently experienced and may continue to experience in the future significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability. In October 2021, the International Air Transport Association, or IATA, issued its 2021 financial forecast for the global commercial airline industry, estimating a net post-tax loss of about U.S.$51.8 billion, due to the effects of COVID-19. In June, 2023, the IATA announced that the airline industry net losses for 2022 were estimated to be of U.S.$3.6 billion, compared to the latest estimate of U.S.$6.9 billion announced in December, 2022. According to IATA’s forecasts, the airlines industry recovered during 2023, recovery which is expected to continue in 2024. In December, 2023, the IATA announced that the airline net industry profits are expected to be of U.S.$23.3 billion in 2023. With respect to 2024 forecasts, IATA estimates that the airline industry will have a global net profit of U.S.$25.7 billion on revenues of U.S.$964 billion. While COVID-19 is no longer having a material impact on the airlines industry, the resurgence of COVID-19 or the surge of any variant could have a material adverse effect on airlines and may continue to trigger additional insolvencies within the global airline industry.

Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our Mexican regulated revenue from our key customers, including Viva Aerobus (which accounted for 11.6% of our revenues in 2021, 11.9% in 2022 and 13.4% in 2023), Volaris (which accounted for 12.2% of our revenues in 2021, 12.0% in 2022 and 12.0% in 2023), Aeromexico (which accounted for 11.5% of our revenues in 2021, 10.1% in 2022 and 10.7% in 2023), American Airlines (which accounted for 12.1% of our revenues in 2021, 10.4% in 2022 and 8.5% in 2023) and United Airlines (which accounted for 10.5% of our revenues in 2021, 8.8% in 2022 and 7.5% in 2023).

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

In the LATAM proceedings, LATAM scheduled a contingent, unliquidated, and disputed claim on behalf of Aeropuerto de Cancún, S.A. de C.V. (“Aeropuerto de Cancún”) for an unknown amount, with no current claim value. Following the effective date of LATAM’s plan of reorganization on November 3, 2022, any liabilities asserted prior to the effective date were fully discharged, including ASUR’s claims. As of the date of this report, LATAM has paid all amounts due under these agreements. In the Avianca proceedings, Avianca did not schedule any claims with respect to airports we operate, and we have continued to be paid by the company for amounts due until its emergence from Chapter 11 on December 1, 2021.

With respect to the Aeromexico chapter 11 proceedings (the “Chapter 11 Cases”), we entered into two agreements, one in April 2020 and the other in July 2020, deferring the remittance of Ps. 213.4 million in passenger charges due to us, and requiring Aeromexico to remit those amounts in installments through April 2021. In connection with these passenger charges, the airport terminals we operate filed proofs of claim in the Chapter 11 Cases. On May 19, 2021, the United States Bankruptcy Court for the Southern District of New York authorized Aeromexico to assume these agreements, such that Aeromexico was bound and required to continue performing under such contracts and leases and obligated to pay all amounts due and cure all defaults under such contracts and leases. In December,2022, Aeromexico emerged from Chapter 11 and as of the date of this report, Aeromexico has paid all amounts due under these agreements.

On February 28, 2023, Fast Colombia, S.A.S.’s low-cost airline (Viva Air) suspended all flights due to financial distress, and on June 22, 2023, the Colombian Superintendence of Corporations announced the commencement of the airline’s liquidation proceeding, which is ongoing. As of December 31, 2023, we are owed Ps. 14.9 million from Viva Air, which is included in our allowance for doubtful accounts, and we might not be able to recover the full amount owed to us. On March 29, 2023, Ultra Airlines, a low-cost airline, suspended all flights due to financial distress, and on June 29, 2023, Colombian Superintendence of Corporations announced the commencement of the airline’s liquidation proceeding, which is ongoing. As of December 31, 2023, we are owed Ps. 10.1 million from Ultra Airlines, which is included in our allowance for doubtful accounts, and we might not be able to recover the full amount owed to us.

Moreover, revenues from Mexican passenger charges are not secured, and we may not be able to collect amounts invoiced in the event of the insolvency of one of our principal airline customers. In recent years, many airlines have reported substantial losses. Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral. Furthermore, Mexican passenger charges, which accounted for 17.8% of our revenues in 2023, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight. If any of our key customers were to become insolvent or seek bankruptcy protection, we might not be able to recover the full amount of such charges. For example, as a result of the Grupo Mexicana bankruptcy, we estimate that Ps. 128.0 million in accounts receivable could be at risk of not being recovered, which represented 4.8% of our total accounts receivable as of December 31, 2023.

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

On December 11, 2020, Interjet stopped all flights and has not resumed operations. As of December 31, 2023, we are owed Ps. 75.0 million from Interjet, which is included in our allowance for doubtful accounts, and we might not be able to recover the full amount owed to us.

None of our contracts with our principal airline customers obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. Although in the past we were able to renew our agreements with our principal airline customers at our Mexican airports, some of these contracts are scheduled to expire in December 2025 and we cannot assure whether these will be renewed. With respect to our Colombian airports, our subsidiary Airplan, charges airlines various fees (relating to domestic routes, international routes and development). The tariffs are established by the Special Administrative Unit of Civil Aeronautics (Unidad Administrativa Especial de Aeronáutica Civil), or Aerocivil (Aeronáutica Civil de Colombia), through Resolution 04530 of 2007. As of December 31, 2023, the following airlines at our Colombian airports were subject to such tariffs: Avianca, Aerorepública (COPA), LATAM, American Airlines, Clic Air, Spirit, Aeroméxico, Jet Blue, Satena, Wingo, Jet Smart Chile, Jet Smart Peru, Air Europa, Ara Jet, Jet Air, Moon Flight, Ez Air, Tampa Cargo, LAN Cargo and Fedex, among others.

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

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Infrastructure, Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes. Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to reverse this determination. In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes. Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. In September 2023, Quintana Roo’s Tax Authority determined that the Company owed Ps. 99.8 million in distributions under the mandatory employee statutory profit sharing regime. We have appealed this resolution via an annulment action which, as of April 15, 2024, is still pending to be resolved. If we were to lose the appeal, we estimate that we would be required to pay an additional Ps. 99.8 million in distributions under the mandatory employee statutory profit sharing regime.

The FAA could downgrade Mexico’s air safety rating again, which could result in a decrease in air traffic between the United States and our airports.

The United States Federal Aviation Authority (the “FAA”) evaluates the legal framework for civil aviation and issues related to the monitoring, staff training and inspection processes related to regulations issued by the International Civil Aviation Organization (“ICAO”). On May 25, 2021, the FAA downgraded Mexico’s aviation safety rating from an ICAO Category 1 rating to an ICAO Category 2 rating, as a result of the FAA’s visit to the Federal Civil Aviation Agency (Agencia Federal de Aviacion Civil, “AFAC”) between October, 2020 and February, 2021. The downgrade was attributable to 24 safety-related issues in Mexico’s aviation, which were identified as areas of non-compliance with minimum ICAO safety standards.

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

The consequences of the above-mentioned downgrades were the suspension of the right to operate code-shared flights and the restriction of Mexican airlines’ ability to increase the frequency of, or add new routes to, the United States. In 2021, 2022 and 2023, 0.8%, 0.8% and 0.7%, respectively, of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines.

While in September 2023 the FAA returned Mexico’s Category 1 aviation safety rating, Mexico’s rating can be downgraded again in the future, and we cannot predict what impact such a downgrade would have on our passenger traffic or results of operations, or on the public perception of the safety of our airports.

Additionally, as one of the measures aimed at recovering Mexico’s Category 1 status, on May 3, 2023, the Mexican government published a decree amending the Federal Public Administration Law (Ley Orgánica de la Administración Pública Federal), the Mexican Army and Airforce Law (Ley Orgánica del Ejército y Fuerza Aérea Mexicanos), the Mexican Airport Law (Ley de Aeropuertos) and the Mexican Civil Aviation Law (Ley de Aviacion Civil). See “Item 3. Key Information—Risk Factors— Risks Related to the Regulation of Our Business— Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.”

Our business is highly dependent upon revenues from Cancún International Airport.

In 2023, Ps.14,957.3 million (including construction services) or 57.9% of our revenues were derived from operations at Cancún International Airport. During 2021, 2022 and 2023, Cancún International Airport represented 76.6%, 76.8%, and 75.3%, respectively, of our passenger traffic in Mexico and 58.2%, 59.5% and 58.9%, respectively, of our air traffic movements in Mexico. The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control. For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico. Although these reports generally indicate that this increase in violence affects mostly cities in northern Mexico and the west coast of Mexico, and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit. In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination. This perception may have been fueled further by travel advisories issued by the U.S. State Department on August 22, 2017, January 10, 2018 and December 17, 2019 that listed Cancún as a place in Mexico where visiting tourists must be cautious. In addition, in March 2018, the U.S. State Department issued a security alert for Playa del Carmen, a popular destination that attracts U.S. citizens and is served by Cancún Airport. Additionally, during 2018 and 2019, the presence of gulfweed on beaches in the state of Quintana Roo reduced tourism to the area and caused a reduction in passengers during certain seasons, principally summer. The Presidential Commission on the Arrival of Gulfweed in the Mexican Caribbean estimated that gulfweed caused Ps. 5,286 million in economic damage in 2018. In 2019, the presence of gulfweed caused an almost 30% reduction in tourism to beaches on the Yucatan Peninsula. The reasons behind the record amount of gulfweed and its sharp decline after September 2019 have not been determined. On September 8, 2020, December 8, 2021 and March 14, 2022, the U.S. State Department issued a Level 3 travel advisory to reconsider travel to Mexico due to COVID-19, and recommended exercising increased caution in Mexico due to crime and kidnapping, as some areas have increased risk. None of the Mexican states in which we operate were cited as “do not travel to” or “reconsider travel to” zones in the travel advisory. On January 23, 2023, the United States Department of State issued a press release warning U.S. citizens of certain violent outbreaks between Uber drivers and local taxi unions in Quintana Roo, which often resulted in U.S. citizens being injured. Further, on March 13, 2023, the United States Department of State issued a press release advising U.S. citizens to exercise increased caution in certain touristic areas such as Cancun, Playa Del Carmen, and Tulum. Such advisory was repeated both in the latest travel advisory issued on August 22, 2023, and in a press release issued by the United States Department of State on February 26, 2024. We cannot assure you that tourism in Cancún will not decline in the future, which could in turn affect passenger traffic in our Cancún Airport. Any event or condition affecting Cancún Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

Increases in prevailing interest rates could adversely affect our financial condition.

An increase in prevailing interest rates could adversely affect our financial condition. As of December 31, 2023, we had U.S.$723.4 million in outstanding indebtedness, U.S.$205.7 million of which was floating rate. Any increased interest expense associated with increases in interest rates affects our ability to service our debt absent the benefit from any hedging arrangements. Accordingly, an increase in the prevailing interest rates applicable to our loans would increase our debt service costs, which in turn would negatively affect our results of operations. For further details regarding our indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Security enhancements have resulted in increased costs and may expose us to greater liability.

The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs. Following the events of September 11, 2001, we reinforced security at our airports. For a description of the security measures that we adopted, see “Item 4. Information on the Company—Business Overview—Non-Aeronautical Services—Airport Security.” While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future. Since 2014, we carry an insurance policy covering damages to property resulting from terrorist acts for our Puerto Rico airport, which in 2023 amounted to U.S.$160.0 million. The insurance premiums we pay may be increased in the future, which would increase our costs of operation and affect our business results. Further, because our insurance policies do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$160.0 million, we could incur significant costs if we were to be directly affected by events of this nature. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In addition, because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the FAA, in addition to the directives of Mexican and Colombian aviation authorities.

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

As a result of the COVID-19 pandemic, airlines and airports have had to implement additional security and compliance measures to comply with local health and safety regulations, which could increase costs. We had, among other things, installed disinfectant gel dispensers and air purifiers, mandated facemasks, installed preventative barriers, instituted spacing and flow of movement measures, and provided training to our employees. While these enhanced measures did not result in a significant increase in our operating costs to date, we may be required to adopt additional safety measures in the future.

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

To date we have not experienced any major incidents related to cybersecurity or our information systems. Any such incident could cause damage to our reputation and may require us to expend substantial resources to remedy the situation and could therefore have a material adverse effect on our business and results of operations. In addition, there can be no assurance that any efforts we make to prevent these incidents will be successful in avoiding harm to our business.

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

In 2021, 2022 and 2023, 55.6%, 52.6%, and 45.0%, respectively, of our Mexican domestic passengers flew to or from our airports via Mexico City International Airport. As a result, our Mexican domestic traffic is highly dependent upon the operations of Mexico City International Airport. We cannot assure you that the operations of the Mexico City International Airport will not decrease or be adversely affected by construction of additional airports in the future. In 2023, overall Mexican domestic passenger traffic to and from Mexico City decreased 2.9% compared to 2022.

In 2023, 47.8% of our Colombian domestic passengers flew to or from our airports via El Dorado International Airport in Bogotá, Colombia. As a result, our Colombian domestic traffic is highly dependent upon the operations of El Dorado International Airport. Any event or condition that adversely affects Mexico City and Bogotá area airports could adversely affect our business, results of operations, prospects and financial condition.

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

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 21.6% of our total employees as of December 31, 2023), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our business or results of operations.

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

Fernando Chico Pardo and Grupo ADO, S.A. de C.V., directly and through their own investment vehicles and their interests in Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V., (“ITA”), have a significant influence as stockholders and over our management, and their interests may differ from those of other stockholders.

CHPAF Holdings, S.A.P.I. de C.V. (“CHPAF”), an entity directly or indirectly owned and controlled by Fernando Chico Pardo, who is also the chairman of our Board of Directors, owns 20.67% of our total capital stock. In addition, Grupo ADO, S.A. de C.V. (“Grupo ADO”) directly and indirectly through its subsidiaries (including Inversiones Productivas Kierke, S.A. de C.V. (“Inversiones Kierke”)), owns 13.66% of our total capital stock. Further, ITA, an entity which is owned 50.0% by entities directly owned and controlled by Mr. Fernando Chico Pardo and 50.0% by Inversiones Kierke, holds Series BB shares representing 7.65% of our capital stock. These Series BB shares provide it with special management rights. For example, pursuant to our bylaws, ITA is entitled to present to the Board of Directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our Board of Directors. Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our shareholders) so long as its Series BB shares represent at least 7.65% of our capital stock. Mr. Fernando Chico Pardo and Grupo ADO have entered into a shareholders’ agreement that requires their unanimous consent to cause ITA to exercise certain of these rights. Special rights granted to ITA are more fully discussed in “Item 10. Additional Information” and “Item 7. Major Shareholders and Related Party Transactions.”

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

As is the case with many other domestic and international airports around the world, all of our airports (except for our Cancún, Mérida and LMM Airports) have only one commercial aviation runway. While we seek to keep our runways in good working order and to conduct scheduled maintenance during off-peak hours, we cannot assure you that the operation of our runways will not be disrupted due to required maintenance or repairs. In addition, our runways may require unscheduled repair or maintenance due to natural disasters, aircraft accidents and other factors that are beyond our control. The closure of any runway for a significant period of time could have a material adverse effect on our business, results of operations, prospects and financial condition.

We are exposed to risks related to construction projects.

The building requirements under our master development programs in Mexico could encounter delays or cause us to exceed our budgeted costs for such projects, which could limit our ability to expand capacity at our Mexican airports, increase our operating or capital expenses and adversely affect our business, results of operations, prospects and financial condition. Such delays or budgetary overruns also could limit our ability to comply with our Mexican master development programs. If we do not comply with our Mexican master development programs, we may be subject to fines or the loss of our Mexican concessions. Our previous master development programs in Mexico were in effect until December 31, 2023. On December 11, 2023, the Secretary of Infrastructure, Communications and Transport (“SICT”) approved our Mexican master development programs for the years 2024 through 2028.

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

In May 2023, we entered into an investment agreement with Bávaro International Airport AIB, S.A.S. (AIB), CVC One, Inc., Grupo Abrisa, S.R.L., Muñoz Investment Banking Group Fund, LLC, Abraham Jorge Hazoury Toral and Alberto Alejandro Durán Santana for purposes of developing, constructing and operating an international airport in Bavaro, Dominican Republic. We expect to maintain a 25% stake in the venture with a total estimated investment amount of U.S.$66.0 million once construction is completed, U.S.$48.1 million of which remains pending as of December 31, 2023. The disbursement of the remaining investment committed by ASUR is conditioned upon, among others, the granting of several permits, including the construction license to be granted by the Dominican Institute of Civil Aviation (DICA). The construction license granted in 2020 was suspended and is currently being litigated before Dominican courts. If the suspension of the existing license is not revoked and the venture developing the airport fails to obtain new licenses and other pending permits necessary to construct the airport in Bavaro, Dominican Republic, we will not be able to complete such project and will not recover the investments already made in connection with it. This, in turn, may affect our revenues, expenses and net income. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Joint business investment to develop an international airport in Bavaro, Dominican Republic.”

During 2023, we incurred major capital expenditures in Puerto Rico, including capital expenses incurred in connection with the reconfiguration of Terminal D Federal Inspection Service, the completion of Terminal D reconstruction and the rehabilitation of the Tony Santana road (access to the cargo area).

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

We purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan. We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan of Ps.4,000.0 million from BBVA in April 2017 to pay the balance of the purchase price. The loan had a term of one year and an interest rate calculated on the basis of the 28-day Tasa de Interés Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 0.60% from July 31 to October 31, 2017; TIIE plus 0.85% from October 31, 2017 to January 31, 2018; TIIE plus 1.10% from January 31 to April 30, 2018 and TIIE plus 1.60% from April 30 to July 31, 2018. This loan was repaid in October 2017 with the proceeds of two loans we obtained, through Aeropuerto de Cancún, with BBVA and Banco Santander for a principal amount of Ps. 2,000.0 million each.

On October 15, 2021 we entered into a seven-year loan agreement with BBVA for a principal amount of Ps. 2,000.0 million maturing October 2028, with an annual TIIE rate plus an applicable margin. During 2023 we repaid Ps. 150 million of the BBVA loan in three equal installments in January, July and October. On September 29, 2021, we prepaid the remaining Ps. 2,000.0 million balance on the Santander loan and concurrently, through Aeropuerto de Cancún, we obtained a three-year term loan from Santander for a principal amount of Ps. 2,650.0 million maturing on September 28, 2024 at a 28-day TIIE rate plus 150 basis points. In November 2022, our Cancun airport repaid a portion of the Santander loan in an amount of Ps. 650.0 million. During 2023, we repaid Ps. 1,325.0 million of the Santander loan in two equal installments in March and September.

Aerostar issued U.S.$200.0 million principal amount of 4.92% senior secured notes due March 22, 2035. In May 2022, Aerostar renegotiated the terms of its U.S.$50.0 million principal amount of 6.75% senior secured notes to mature in 2035. All long-term debt is collateralized by Aerostar’s assets.

We may also explore other business opportunities from time to time, which may result in risks and uncertainties similar to those described above. Our inability to successfully manage the risks and uncertainties related to such business opportunities could have a material adverse effect on our revenues, expenses and net income.

In July 2012, the Puerto Rico Ports Authority (“PRPA”) granted Aerostar, our Puerto Rican subsidiary, a concession to operate the Luis Muñoz Marín International Airport (“LMM Airport”) under the United States FAA’s Airport Privatization Pilot Program. On February 27, 2013, the transaction was finalized and Aerostar began operating the LMM Airport. Aeropuerto de Cancún pledged its membership interests in Aerostar, as collateral for debt incurred by Aerostar to fund a portion of the concession fee and contingent liabilities related to the concession. Aeropuerto de Cancún’s incurrence of debt and pledge of assets may limit our ability to obtain financing for future acquisitions or transactions. Other risks and uncertainties relate to our 2017 acquisition of a majority interest in Aerostar. We may be unable to fully implement our business plans and strategies for the integration of Aerostar’s business into ours. The business growth opportunities, revenue benefits and other benefits expected to result from this acquisition may be delayed or not achieved as expected. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, our results of operations and financial condition may be adversely affected.

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

On April 15, 2024, we published our Sustainability Report for the year 2023 (the “Sustainability Report”), describing the measures we implemented towards achieving our environmental, social and governance goals, and to set new strategic objectives to the benefit of the company and our stakeholders. In the short and medium terms (2024-2027), our main sustainability objectives are to work towards emissions reductions and energy efficiency through both on-site and off-site generation of solar power, adopt measures to supplement our water consumption with systems to capture and use rainwater, promote diversity in our workforce and on the company’s Board, aim to achieve equitable pay, and create succession plans for our independent Board members and key executives. In the long term, we intend to make our operations carbon neutral, promote gender equity, align our corporate governance with best practice and increase our participation in and support for local communities. We cannot assure that the objectives set forth in our Sustainability Report will be achieved or achieved on the stated timelines. Further, our ability to achieve our stated objectives, including emissions reductions, energy efficiency and sustainable goals towards local communities, is subject to numerous factors and conditions, some of which are outside of our control.

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

Risks Related to the Regulation of Our Business

The price regulatory system applicable to our Mexican airports imposes maximum rates for each airport, which does not guarantee that our consolidated results of operations, or that the results of operations of any Mexican airport, will be profitable.

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

On October 4, 2023, ASUR received a notification from the AFAC, a decentralized entity of the SICT, informing the amendment of the terms of the tariff base regulation set forth in Exhibit 7 of the concession titles (the “Amended Rate Regulation”) dated June 29, 1998, as amended on March 19, 1999. Section 10.8 of the concession titles provides that any of the terms of the concession may be amended by mutual agreement between the SICT and ASUR in accordance with applicable law. Following unsuccessful negotiations between ASUR and the SICT, on October 19, 2023, the AFAC decided to unilaterally modify the terms of Exhibit 7 of the concession titles. The legal basis pursuant to which the Ministry of Infrastructure, Communications and Transportation justified the amendment were, among others, the recently amended Mexican Airport Law and its related regulatory decrees, as well as the AFAC internal regulations and operation manuals entrusting this entity with broad discretionary powers over airport regulation. The amendment was further justified by the Ministry of Infrastructure, Communications and Transportation on the grounds that, because revenues derived from airport concessions had substantially surpassed the Mexican consumer price index and transport index, such increase had adversely impacted domestic air transport demand and had negatively affected consumers.

As of the date of this report, the Company has not made a determination as to whether the tariff adjustments made by the authority would adversely affect its results of operations. Additionally, we cannot guarantee that the AFAC or any other regulatory authority will refrain from further amending the terms of the tariff base regulation, which may potentially affect the maximum rates for each airport and result in a material adverse impact on our business operations, financial performance, and overall results. Under the terms of our Mexican concessions, there is no guarantee that the results of operations of any airport will be profitable.

Further, under the terms of our Mexican concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Infrastructure, Communications and Transportation every five years. On December 11, 2023, the AFAC, based on the regular review of the maximum join rate on the new bases, determined the maximum joint rate of our Mexican airports for the period commencing on January 1, 2024 and ended December 31, 2028, as well as the respective efficiency factor in Pesos as of December 31, 2022. See “Item 5. Operating and Financial Review and Prospects” for additional information on changes of maximum joint rate calculation. For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation”.

Further, our Mexican concessions provide that an airport’s maximum rates will be adjusted periodically for inflation. Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, including the amendment of certain provisions of the Mexican Airport Law, our concessions provide that such a request will be approved only if the Ministry of Infrastructure, Communications and Transportation determines that certain events specified in our Mexican concessions have occurred. The circumstances under which we are entitled to an adjustment are described under “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Special Adjustments to Maximum Rates.” There can be no assurance that any such request would be made or granted. If our request is not submitted in a timely manner, or if the adjustment is not approved by the Ministry of Infrastructure, Communications and Transportation, our business, financial condition and results of operations may be adversely affected.

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

The annual efficiency adjustment factor that will apply for the five-year term that started on January 1, 2024 and ending on December 31, 2028, is 0.80%. Future annual efficiency adjustments will be determined by the Ministry of Infrastructure, Communications and Transportation in connection with the setting of each airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Methodology for Determining Future Maximum Rates.” We cannot assure you that we will achieve efficiency improvements sufficient to allow us to maintain or increase our operating income as a result of the progressive decrease in each airport’s maximum rate.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.

The Mexican government has in the past implemented changes and may in the future implement additional reforms to the tax laws applicable to Mexican companies including ASUR. In addition, changes to the Mexican constitution or to any other Mexican laws could also have a material adverse impact on our results of operations and cash flows. For example, on May 23, 2014, Mexico’s Federal Economic Competition Law (Ley Federal de Competencia Económica) (“LFCE”) was enacted. The LFCE grants broad powers to the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) (“COFECE”), including the abilities to regulate essential facilities, investigate companies, and eliminate barriers to competition in order to promote access to the market and order the divestment of assets. The LFCE also entrusts COFECE with the ability to conduct merger-control review and investigate anti-competitive behavior, and sets forth significant liabilities that may be incurred for violations of the law, including fines. COFECE’s decisions may only be challenged through indirect appeal (amparo indirecto).

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

On May 3, 2023, the Mexican government published a decree amending the Federal Public Administration Law, the Mexican Army and Airforce Law, the Mexican Airport Law and the Mexican Civil Aviation Law, introducing several changes such as (i) changing the administrative nature of the AFAC from a regulatory agency to a decentralized administrative entity (órgano administrativo desconcentrado) of the Ministry of Infrastructure, Communications, and Transportation; (ii) enhancing the regulatory and supervisory responsibilities of the AFAC over civil aviation matters, which were previously assigned to the SICT, including the issuance of technical and administrative regulations applicable to the master development programs; (iii) authorizing the Ministry of Infrastructure, Communications, and Transportation to grant, for an indefinite term, assignments to state-owned entities for the management, operation, and, if applicable, construction of airports; (iv) mandating additional obligations for concessionaires to notify the AFAC of changes in the board of directors, amendments to the bylaws, or any change in the corporate structure of the concessionaire; (v) modifying certain causes for revocation of concessions and establishing applicable sanctions for concessionaires not complying with flight schedules, timetables, or any other requirements; (vi) including a list of causes for revocation of permits granted to aerodromes; (vii) mandating permit holders and concessionaires of civil aerodromes to allow the use and provide airport services to military aircraft for search and rescue activities, for providing support in case of disasters and emergencies, and (viii) prohibiting cabotage practices of foreign airlines in Mexico. As of the date of this filing, we cannot determine whether these amendments could affect the Mexican economy or our operations in Mexico.

Additionally, the amendments to the Mexican Airport Law and the Mexican Civil Aviation Law entrust the AFAC with greater authority over aviation matters, including (i) the ability to grant, extend, suspend, amend or revoke authorizations and permits, (ii) overseeing compliance with master development plans and concession terms, (iii) issuing air traffic rules, (iv) the ability to set the parameters for landing and take-off schedules of aircrafts in civilian aerodromes with congested air traffic, and (v) ordering the partial or total closure of civil aerodromes, when they do not fulfill safety conditions.

Further, on November 13, 2023, the Mexican government published a decree amending the Mexican Federal Duties Law. As a result of such amendment, the concession fee that concession holders must pay for the use of federal airports was increased from 5.0% to 9.0% of their gross annual regulated revenues derived from such use. The amendment became effective on January 1, 2024. ASUR is currently evaluating the impact that the concession fee increase may have on its business, results of operation and financial condition.

On February 5, 2024, the Mexican President submitted to the Mexican Congress 19 initiatives to reform the country’s constitution. While the current initiatives do not directly target the airports industry or airport concessions, some of the proposed reforms, if approved, could have an impact on our business and results of operations. These reforms are related to changes in the judiciary system, the electoral system, law enforcement and criminal procedure, the administrative organization of the government, transparency and public policy (which includes the elimination of several regulatory and public bodies, such as the Federal Telecommunications Institute (IFT), COFECE, the National Transparency and Data Protection Institute (INAI), the National Hydrocarbons Commission (CNH) and the Energy Regulatory Commission (CRE)), the railroad sector, salaries (including minimum wage) and labor rights, and welfare and social rights. Changes to the bill may be introduced during the reform’s approval process at the Mexican Congress. As of the date of this filing, it is uncertain whether the proposed constitutional reform initiatives will be approved by the Mexican Congress and, if so, which will be their final content and their impact on our business and results of operations.

Our Mexican concessions may be terminated under various circumstances, some of which are beyond our control.

We operate each of our Mexican airports under 50-year concessions granted as of 1998 by the Mexican government. Any of the Mexican concessions may be terminated for a variety of reasons. For example, a concession may be terminated if we fail to make the committed investments required by the terms of that concession. In addition, in the event that we exceed the applicable maximum rate at an airport in any year, the Ministry of Infrastructure, Communications and Transportation is entitled to reduce the applicable maximum rate at that airport for the subsequent year and assess a penalty. Violations of certain terms of a concession (including violations for exceeding the applicable maximum rate) can result in termination only if sanctions have been imposed for violation of the relevant term at least three times. For a description of the latest amendment to the Mexican tariff base regulation effective as of October 2023, see “Item 3. Key Information—Risk Factors— Risks Related to the Regulation of Our Business— The price regulatory system applicable to our Mexican airports imposes maximum rates for each airport—The price regulatory system does not guarantee that our consolidated results of operations, or that the results of operations of any Mexican airport, will be profitable.” Violations of other terms of a concession can result in the immediate termination of the concession. We would face similar sanctions for violations of the Mexican Airport Law or its regulations. Although we believe we are currently complying with the principal requirements of the Mexican Airport Law and its regulations, we may not be in compliance with certain requirements under the regulations. These violations could result in fines or other sanctions being assessed by the Ministry of Infrastructure, Communications and Transportation, and are among the violations that could result in termination of a concession if they occur three or more times. For a description of the consequences that may result from the violation of various terms of our Mexican concessions, the Mexican Airport Law or its regulations, see “Item 4. Information on the Company—Mexican Regulatory Framework—Penalties and Termination and Revocation of Concessions and Concession Assets.” Under applicable Mexican law and the terms of our concessions, our concessions may also be subject to additional conditions, which we may be unable to meet. Failure to meet these conditions may also result in fines, other sanctions and the termination of the Mexican concessions.

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

In October 2020, the Mexican President announced that as part of an effort to develop the southeast of Mexico, the Mexican Army would build and operate a new airport in the City of Tulum, State of Quintana Roo (the “Felipe Carrillo Puerto International Airport”). The Felipe Carrillo Puerto International Airport, which is located 130 km south of the Cancún International Airport, was officially inaugurated on December 1, 2023 and started operating international flights in late March 2024. We are unable to predict the effect that the Felipe Carrillo Puerto International Airport will have on our airport’s passenger traffic or operating results.

During the months of November and December of 2023, the SICT assigned 11 airport concessions for an indefinite term to a newly created state-owned company called Grupo Aeroportuario, Ferroviario, de Servicios Auxiliares y Conexos, Olmeca-Maya-Mexica, S.A. de C.V., which is operated by the Mexican Ministry of Defense (Secretaría de la Defensa Nacional - SEDENA). Such assignments include the rights to manage, operate, use and build airports in the states of Veracruz and Quintana Roo. As a consequence of these assignments, Mexico’s military now oversees 31% of all airports and flights in Mexico including Mexico City’s airport. ASUR is currently evaluating the impact that these events may have on its business, results of operation and financial condition.

In addition, in certain circumstances, the Mexican government can grant concessions without conducting a public bidding process. Furthermore, the COFECE has the power, under certain circumstances, to reject awards of concessions granted by the government and/or object to the participation of certain bidders in bidding process. Please see “Item 4. Information on the Company—Mexican Regulatory Framework—Grants of New Concessions” below. Grants of new concessions could adversely affect our business, results of operations, prospects and financial condition.

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated. In 2021, 2022 and 2023, 46.0%, 53.7% and 59.1%, respectively, of our total revenues were earned from aeronautical services at our Mexican airports, which were subject to price regulation under our maximum rates in Mexico. In 2023, 59.0% of our total revenues were earned from aeronautical services at all of our airports. These Mexican maximum rate regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. For a description of the latest amendment to the Mexican tariff base regulation effective as of October 2023, see “Item 3. Key Information—Risk Factors— Risks Related to the Regulation of Our Business— The price regulatory system applicable to our Mexican airports imposes maximum rates for each airport—The price regulatory system does not guarantee that our consolidated results of operations, or that the results of operations of any Mexican airport, will be profitable.” In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs in Mexico) or established (as in the case of our maximum rates in Mexico) by the Ministry of Infrastructure, Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our Mexican master development programs or the obligation under Mexican concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated. On October 29, 2020, we filed a request with the Ministry of Infrastructure, Communications and Transportation for an extraordinary review of the Mexican maximum rates, which was approved on April 7, 2021 and resulted in a reduction in committed investments and an increase in the Mexican maximum rates in the master development plans for the years 2021 to 2023.

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

Historically, we have set the prices we charge for regulated services at each Mexican airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport. We expect to continue to pursue this pricing strategy in the future. For example, in 2023, our revenues subject to maximum rate regulation represented 98.2% of the amount we were entitled to earn under the maximum rates for all of our Mexican airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index (excluding petroleum)). However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight. Such tariffs for the services that we provide to international flights or international passengers in our Mexican airports are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight. Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions. From December 31, 2022 to December 31, 2023, the peso appreciated by 13.3%, from Ps. 19.49 per U.S.$1.00 on December 31, 2022, to Ps. 16.90 per U.S.$1.00 on December 31, 2023, and experienced intra-year volatility. In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

In 2023, the peso appreciated by 13.3% against the U.S. dollar. Any continued significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel in Mexico for international passengers. On the other hand, if a depreciation were to resume, it could (notwithstanding other factors) lead to a decrease in Mexican domestic passenger traffic that may not be offset by any increase in international passenger traffic. Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for Mexican domestic passengers, which may adversely affect our results of operations. In addition, there can be no assurance that any depreciation of the peso in the future will result in an increase to international passenger traffic.

In addition, depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the Series B shares, as well as the dollar value of any dividend or other distributions that we may make.

Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings and as of December 31, 2023, our Mexican airports did not have dollar-denominated liabilities, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

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

In 2021, Mexican GDP increased by 5.0% and inflation increased to 7.4%. In 2022, Mexican GDP increased by 3.1% and inflation increased to 7.8%. In 2023, Mexican GDP increased by 3.1% and inflation decreased to 4.7%. In 2021 and 2022 the outbreak of COVID-19 adversely affected the economy and financial markets of Mexico and its trading partners. While currently COVID-19 is no longer materially adversely affecting Mexico’s economy, the extent to which any future COVID-19 outbreak may impact the Mexican economy is uncertain, as is the extent of further Mexican economic recovery, if any.

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

On November 24 and 25, 2018, López Obrador and Morena held another referendum. During this second referendum, voters approved the construction of a railway, labeled the Mayan Train, that would link Mayan archaeological and tourist sites in five southeastern states—Campeche, Chiapas, Quintana Roo, Tabasco and Yucatan. The Mayan Train was envisaged to be a four-year project costing U.S.$7.4 billion which will connect Palenque with Cancún. Although a series of protests and legal challenges have slowed the completion of the Mayan Train, a section of the project started operations on December 16, 2023 and the project is expected to be fully completed during the second quarter of 2024. We cannot assure you that the construction of the Mayan Train or any uncertainty around its construction will not impact the passenger traffic at our Mexican airports.

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

General elections for president, Chamber of Deputies and Senate will take place on June 2, 2024. We cannot predict the impact that political developments in Mexico will have on the Mexican economy nor can provide any assurances that these events, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations,cash flows, prospects and/or the market price of our ADSs.

The Mexican government could implement significant changes in laws, policies and regulations, which could affect the economic and political situation in Mexico. On February 2, 2023, López Obrador issued a presidential decree pursuant to which all cargo and freight flights departing from the Mexico City International Airport would be relocated to depart from the AIFA airport. On July 7, 2023 the SICT published in the Official Gazette of the Federation that cargo airlines operating at the Mexico City International Airport had to move their operations to another terminal by September 1, 2023. While we do not believe that these legislative reforms will have a negative impact in the short term, we cannot predict how these regulatory changes will affect our business, financial condition, results of operations, cash flows, prospects, and/or the market price of our ADSs.

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

On October 1, 2018, Mexico announced that it had reached an agreement with Canada and the United States to modernize their free trade relationship and replace NAFTA, which entered into force on July 1, 2020. The modifications from NAFTA included, among others, minimum wages rules for the automotive sector, greater access to Canadian dairy markets, and extension of copyright protections to 70 years beyond the life of the author. In addition, the USMCA updates (for US and Mexico only) NAFTA’s investor-state dispute settlement procedures. If the USMCA is terminated or otherwise modified, such termination or modification could materially impact Mexico’s aviation sector. While it is difficult to predict their scope and effect, such changes could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market price of our ADSs.

Moreover, the U.S. Presidential Elections, scheduled to be held in November 2024, may introduce regulatory, economic, and policy changes with significant implications for our airports. Shifts in U.S. foreign policy, border security measures, and trade agreements resulting from the election outcome can affect cross-border travel, airline operations, and consequently, airport traffic and revenues in Mexico. We cannot assure you to what extent a potential change in the U.S. administration for the four-year period from 2025 to 2029 will affect the country’s economy and on our business, results of operations or financial condition.

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

In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. In particular, our financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which differs from United States GAAP in a number of respects. Items on the financial statements of a company prepared in accordance with IFRS may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with United States GAAP.

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

On December 8, 2021, the U.S. State Department issued a Level 3 travel advisory to reconsider travel to Mexico due to COVID-19, and recommended exercising increased caution in Mexico due to crime and kidnapping, as some areas have increased risk. Historically, the regions in which we operate have not experienced the violence experienced in other parts of Mexico and none of the Mexican states in which we operate were cited as “do not travel to” or “reconsider travel to” zones in the December 8, 2021 travel advisory. However, we cannot guarantee that violence will not increase in, or that the U.S. State Department will not issue travel advisories for, the Mexican states in which we operate. On January 23, 2023, the United States Department of State issued a press release warning U.S. citizens of certain violent outbreaks between Uber drivers and local taxi unions in Quintana Roo, which often resulted in U.S. citizens being injured. Further, on March 13, 2023, the United States Department of State issued a press release advising U.S. citizens to exercise increased caution in certain touristic areas such as Cancun, Playa Del Carmen, and Tulum. Such advisory was repeated both in the latest travel advisory issued on August 22, 2023, and in a press release issued by the United States Department of State on February 26, 2024.

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

The Colombian Peso (“COP”) has fallen by over 20.1% against the U.S. dollar during the twelve month period ended December 31, 2023. A depreciation of the COP could affect the Company’s business in the following ways: (i) international passengers and international flights pay tariffs reported in U.S. dollars; while these tariffs are generally collected in COP, any depreciation of the COP has a positive impact on the Company’s results from operations, which are reported in COP; (ii) as the Company has cash balances denominated in U.S. dollars; a depreciation in the Mexican peso would result in higher cash balances when converted to COP, thus causing foreign exchange gains; and (iii) the Company has financial liabilities denominated in U.S. dollars; a depreciation in the COP results in higher debt balances when converted to COP, thus causing foreign exchange losses.

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

Additionally, the Colombian executive branch has recently presented bills to reform the national pension plan (which would contemplate, among other things, a pillar system based on age and condition of the affiliated, and changes to pension schemes applicable to women), as well as reforms to labor laws (which include amendments to the regulation of outsourcing and subcontracting schemes, service contracts, minimum daily working hours, digital work, informal and migrant work, among others). As of the date of this annual report, it is unclear how these bills could affect the Colombian economy or our business.

Furthermore, in May 2023 the Colombian Congress approved the National Development Plan which regulates, among other things, territorial planning around watercourses, human safety, access to food, and climate change for the years 2024 through 2026. The National Development Plan has established the need to reform several airports to enhance tourism in certain regions. One of the projects is an extension of José María Córdova Airport in Rionegro. As of the date of this report, it is unclear how the new National Development Plan could affect the Colombian economy or our business. The scope and timing of the expansion project of José María Córdova Airport, and whether it will be developed under our concession agreement remains uncertain. Any potential reforms performed under our concession agreement would in any event require our consent. See “Item 4. Information on the Company – Colombian Regulatory Framework – National Development Plan.”

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

Colombia has experienced several periods of criminal violence over the past four decades, primarily due to the activities of guerilla, paramilitary groups and drug cartels. In remote regions of the country, where governmental presence is minimal, these groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers. In response, the Colombian government has implemented security measures and have strengthened its military and police forces, including the creation of specialized units. Despite these efforts, drug-related crime and guerrilla and paramilitary activity continue to exist in Colombia. Any possible escalation in the violence associated with these activities may have a negative impact on the Colombian economy in the future.

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

On December 31 of 2022, President Gustavo Petro announced a bilateral ceasefire, starting on January 1, 2023 until June 30, 2023, which would open a round of dialogue between the government and ELN, Segunda Marquetalia, Estado Mayor Central, Autodefensas Gaitanistas de Colombia (AGC) and the Sierra Nevada armed group. The second round of the dialogue between the Colombian Government and the ELN ended in March 2023, which was followed by two subsequent rounds in June and August, 2023. Despite the referred negotiation efforts, parties have failed to achieve a full ceasefire and hostilities remained during 2023 and continue as of the date of this report. Furthermore, in March 2023, President Gustavo Petro announced the commencement of a peace process with the FARC dissidents who did not sign the peace agreement in 2016.

As of the date of this annual report, peace dialogues are being held with the different armed groups to reinforce security.

In addition, Colombia has recently experienced substantial migration from Venezuela, leading to strained relations between the nations, including with respect to commercial relations. Air transport between Colombia and Venezuela has slowed in part due to political and economic instability in Venezuela. Recently, the Colombian and Venezuelan governments have declared their intention to expand air routes between the two countries. As a consequence, several airlines have resumed or commenced operating commercial flights between both countries, including Avianca, which resumed its commercial route from Bogota to Caracas in December, 2023, and Wingo, which started operating a commercial route from our José María Córdova Airport in Rionegro to Caracas in January, 2024.

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

We will be classified as a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income for the taxable year consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2022 or 2023 and do not expect to be a PFIC in the current year or the reasonably foreseeable future. PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC.

If we were to be or become classified as a PFIC, a U.S. holder, as defined in “Item 10. Additional Information—Taxation—Passive Foreign Investment Company Status,” that does not make a “mark-to-market” election may incur significantly increased U.S. income tax on gain at ordinary income tax rates recognized on the sale or other disposition of shares of our common stock or ADSs and on the receipt of distributions on the shares of our common stock or ADSs to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules. We do not intend to provide holders with the information necessary to make a “QEF election” (as described in “Item 10. Additional Information—Taxation—Passive Foreign Investment Company Status”). Thus, a U.S. holder seeking to mitigate the potential adverse effects of the PFIC rules should consider making a mark-to-market election. Additionally, if we were to be or become classified as a PFIC, a U.S. holder of shares of our common stock or ADSs will be subject to additional U.S. tax form filing requirements, and the statute of limitations for collections may be suspended if the U.S. holder does not file the appropriate form. See “Item 10. Additional Information— Taxation— Passive Foreign Investment Company Status”.

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

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed above under “Risk Factors,” include material changes in the performance or terms of our Mexican, Colombian and Puerto Rican concessions, developments in legal proceedings, economic and political conditions and government policies in Mexico, Colombia, Puerto Rico, Dominican Republic or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

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

Until December 31, 2023, the technical assistance fee was equal to the greater of U.S.$2.0 million, adjusted for United States inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement). Effective as of January 1, 2024, the 5.0% rate was reduced to 2.5%. The agreement was amended in 2012 to provide for quarterly payments of the fee. The fixed dollar amount decreased during the agreement’s initial five years. The fixed dollar amount was U.S.$5.0 million in 1999 and 2000, and U.S.$3.0 million in 2001 and 2002. Since 2003, the fixed dollar amount is U.S.$2.0 million before the annual adjustment for inflation (measured by the United States consumer price index) as from the first anniversary of the technical assistance agreement. In 2023, the fixed amount was U.S.$3.7 million. We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. In 2021, 2022 and 2023, the technical assistance costs were Ps. 391.7 million, Ps. 643.9 million and Ps. 715.5 million, respectively, greater than the fixed costs of Ps. 68.9 million, Ps. 69.7 million and Ps. 62.4 million, respectively, for the same periods.

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

Investment in LMM Airport

On July 11, 2012, Aerostar, a joint venture between Aeropuerto de Cancún and Oaktree Capital, submitted a successful bid for a concession to operate the LMM Airport. On February 27, 2013, the transaction was completed and Aerostar began operating the LMM Airport. On May 26, 2017, we acquired an additional 10% membership interest in Aerostar, pursuant to a Membership Interest Purchase Agreement, giving us a majority stake in the joint venture. In addition, Oaktree Capital sold its remaining 40.0% interest in Aerostar to PSP Investments, through its wholly-owned subsidiary AviAlliance, pursuant to a separate Membership Interest Purchase Agreement. Aeropuerto de Cancún owns 60.0% of Aerostar’s outstanding membership interests, which it has pledged on a non-recourse basis to secure up to U.S.$410.0 million of indebtedness incurred by Aerostar to pay the upfront leasehold fee, fund capital expenditures and for working capital purposes. As member of Aerostar, Aeropuerto de Cancún is entitled to distributions. However, pursuant to the terms of Aerostar’s debt, distributions are permitted only when Aerostar is in compliance with certain conditions. On October 20, 2023, Aerostar paid dividends to Aeropuerto de Cancún for an amount equal to Ps. 720.9 million, and returned capital contributions for an amount equal to Ps. 209.0 million.

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

We purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan. We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan from BBVA in April 2017 to pay the balance of the purchase price. The loan had a term of one year and an interest rate calculated on the basis of the 28-day TIIE plus 0.60% from July 31 to October 31, 2017; TIIE plus 0.85% from October 31, 2017 to January 31, 2018; TIIE plus 1.10% from January 31 to April 30, 2018 and TIIE plus 1.60% from April 30 to July 31, 2018. This loan was repaid in October 2017 with the proceeds of two loans obtained by us, through Aeropuerto de Cancún, with BBVA and Banco Santander for a principal amount of Ps. 2,000.0 million each. We guaranteed Aeropuerto de Cancún’s obligations under these loans. While the BBVA and Banco Santander loans were outstanding, we and our subsidiaries were not permitted to create any liens upon any of our property, make any fundamental change to our corporate structure or sell any of our assets that exceed more than 10.0% of our consolidated total assets as of the most recent fiscal quarter prior to the sale. These loans further required that we and our subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or greater than 3.00:1.00 as of the last day of each fiscal quarter. As of December 31, 2021, 2022 and 2023, the consolidated leverage ratio calculated under this agreement was 3.00:1.00, 1.20:1.00 and 1.2:1.00, respectively. Failure to comply with these covenants would have restricted our ability to pay dividends to our shareholders. The remaining balance on the BBVA loan was repaid on October 13, 2021, and on October 18, 2021, we, Aeropuerto de Cancún, entered into a seven-year loan agreement with BBVA for a principal amount of Ps. 2,000.0 maturing October 2028, with an annual TIIE rate plus an applicable margin. During 2023 we repaid Ps. 150.0 million of the BBVA loan in three equal installments in January, July and October. On September 29, 2021, we prepaid the remaining Ps. 2,000.0 million balance on the Santander loan and concurrently, through Aeropuerto de Cancún, we obtained a three-year term loan from this bank for a principal amount of Ps. 2,650.0 million maturing on September 28, 2024 at a 28-day TIIE rate plus 150 basis points. On November 29, 2022, we prepaid Ps. 650.0 million of the principal amount outstanding under the Santander loan, resulting in a outstanding balance of Ps. 2,000 million. During 2023, we repaid Ps. 1,325.0 million of the Santander loan in two equal installments in March and September.

Master Development Programs in Mexico

Under the terms of our Mexican concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Infrastructure, Communications and Transportation every five years. Each master development plan covers a 15-year period and includes investment commitments for the regulated part of our business (including certain capital expenditures and improvements) for the succeeding five-year period and investment projections for the regulated part of our business (including certain capital expenditures and improvements) for the remaining 10 years (indicative investments). Once approved by the Ministry of Infrastructure, Communications and Transportation, these commitments become binding obligations under the terms of our Mexican concessions. Committed investments are minimum requirements, and our capital expenditures may exceed our investment commitments in any period. On December 11, 2023, the Ministry of Infrastructure, Communications and Transportation approved each of our current updated master development plans. These plans are in effect from January 1, 2024 to December 31, 2028.

The following table sets forth our committed investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2024	2025	2026	2027	2028	Totals

	(millions of constant Mexican pesos as of December 31, 2023)(1)
Cancún	2,723.0	4,662.6	5,706.8	4,006.7	5,187.6	22,286.7
Cozumel	126.5	345.8	174.5	30.8	58.1	735.7
Huatulco	105.5	209.3	89.0	124.6	317.9	846.3
Mérida	218.0	188.4	155.3	550.1	860.3	1,972.1
Minatitlán	79.9	77.2	41.2	15.7	25.7	239.7
Oaxaca	198.9	564.9	805.0	447.1	184.8	2,200.7
Tapachula	37.9	98.0	40.1	17.8	50.5	244.3
Veracruz	123.2	153.3	68.2	25.3	76.8	446.8
Villahermosa	95.5	168.1	270.8	26.1	38.3	598.8
Total	3,708.4	6,467.6	7,350.9	5,244.2	6,800.0	29,571.1
(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
Note:	As of December 31, 2023, we have invested Ps. 605.85 million (which is included in the investment commitments for the period 2019-2023).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments	Indicative Investments
	January 1, 2024-	January 1, 2029-	January 1, 2034-
Airport	December 31, 2028	December 31, 2033	December 31, 2038

	(millions of constant Mexican pesos as of December 31,2023)(1)
Cancún	22,286.7	4,515.4	6,064.4
Cozumel	735.7	292.0	386.7
Huatulco	846.3	254.5	369.2
Mérida	1,972.1	816.7	811.9
Minatitlán	239.7	129.6	118.3
Oaxaca	2,200.7	214.5	422.0
Tapachula	244.3	223.2	159.1
Veracruz	446.8	636.5	541.8
Villahermosa	598.8	306.7	292.0
Total	29,571.1	7,389.1	9,165.4
(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
Note:	As of December 31, 2023, we have invested Ps. 605.85 million (which is included in the investment commitments for the period 2019-2023).

BUSINESS OVERVIEW

We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our Mexican concessions include the concession for Cancún Airport, which was the second busiest airport in Mexico in 2023 in terms of passenger traffic, and the busiest in terms of international passengers in regular service, according to the AFAC, Mexico’s federal authority on aviation. We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

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

On April 15, 2024, we published our Sustainability Report for the year 2023 (the “Sustainability Report”). The purpose of this report is to describe the measures we implemented towards achieving our environmental, social and governance goals, and to set new strategic objectives to the benefit of the company and our stakeholders. The Sustainability Report covers our and our subsidiaries’ operations from January 1, 2023 to December 31, 2023, with a particular focus on human rights, working conditions, environment and anticorruption matters. In 2022, we established a Sustainability Committee that reports to our Board of Directors, in line with our 2021 Sustainability Report. In the short and medium terms (2024-2027), our main sustainability objectives are to work towards emissions reductions and energy efficiency through both on-site and off-site generation of solar power, adopt measures to supplement our water consumption with systems to capture and use rainwater, promote diversity in our workforce and on the company’s Board, aim to achieve equitable pay, and create succession plans for our independent Board members and key executives. In the long term, we intend to make our operations carbon neutral, promote gender equity, align our corporate governance with best practice and increase our participation in and support for local communities. Our Sustainability Report is available on our website at www.asur.com.mx. For the avoidance of doubt, our Sustainability Report is not incorporated in, and should not be viewed as part of, this Annual Report on Form 20-F.

Mexico

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top 10 countries worldwide in terms of foreign visitors, with approximately 31 million visitors in 2021, 38.3 million visitors in 2022 and 42.2 million visitors in 2023, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2021, 2022 and 2023 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2023, according to the Mexican Ministry of Tourism. Cancún Airport represented 76.6%, 76.8%, and 75.3% of our Mexican passenger traffic volume and 73.3%, 77.1%, and 78.6% of our Mexican revenues in 2021, 2022, and 2023, respectively. As of December 31, 2023, Cancún had 35,077 hotel rooms, according to the Mexican Ministry of Tourism. We believe that Cancún Airport benefits from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas. According to Mexican Ministry of Tourism, the Mayan Riviera had 50,018 hotel rooms as of December 31, 2023.

Our Mexican airports served approximately 29.1 million passengers in 2021, approximately 39.5 million passengers in 2022 and approximately 43.5 million passengers in 2023. For year-by-year passenger figures, see “Item 4. Information on the Company—Business Overview—Our Mexican Airports.”

The United States currently is a significant source of passenger traffic volume in our Mexican airports. In 2021, 2022 and 2023 international passengers represented 48.3%, 52.7% and 51.1% respectively, of the total passenger traffic volume in our Mexican airports. In 2021, 2022 and 2023, 76.4%, 63.4% and 61.8%, respectively, of the international passengers in our Mexican airports traveled on flights originating in or departing to the United States. As of December 31, 2023, two Mexican and 14 international airlines, including United States-based airlines such as American Airlines and United Airlines, operated flights, directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines), that originated from or departed for the United States at our Mexican airports.

The following table sets forth our revenues from our Mexican operations for the period presented.

	Year ended December 31,
	2021	2022	2023

	(thousands of Mexican pesos)
Revenues:
Aeronautical Services	6,206,649	9,945,180	11,247,569
Non-Aeronautical Services	4,384,946	6,297,790	6,906,759
Construction Services	2,908,604	2,268,620	873,574
Total	13,500,199	18,511,590	19,027,902

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

Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services. Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense. Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft. In 2021, 2022 and 2023, 50.1%, 55.6% and 59.0% of our consolidated revenues, respectively, were derived from aeronautical services.

Passenger Charges

At our Mexican airports, we collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline. As of May 2023, the charge for international passengers was U.S.$31.0, U.S.$47.4, U.S.$36.2, U.S.$41.4, U.S.$30.2, U.S.$30.2, U.S.$30.6, U.S.$37.1 and U.S.$37.1, for Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa airports, respectively. As of May 2023, the charge for Mexican domestic passengers was Ps. 224.1, Ps. 336.2, Ps. 494.0, Ps. 560.3, Ps. 521.6, Ps. 504.3, Ps. 523.2, Ps. 560.3 and Ps. 560.3, for our Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa airports, respectively. International passenger charges are currently dollar-denominated, but generally collected in Mexican pesos based on the average exchange rate during the month prior to the flight. Mexican domestic passenger charges are peso-denominated. In each of 2021, 2022 and 2023, passenger charges at our Mexican airports represented 53.0%, 58.5%, and 60.8%, respectively, of our aeronautical revenues and 26.5%, 32.5% and 35.8%, respectively, of our total consolidated revenues. From time to time, including in 2023, we have offered discounts on passenger charges at certain of our airports.

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

Non-aeronautical Services

General

At our Mexican airports, non-aeronautical services have historically generated a proportionately smaller portion of our revenues, but have become an increased source of revenues in recent years. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2021, 2022 and 2023, 30.6%, 33.8% and 36.0% of our consolidated revenues, respectively, were derived from non-aeronautical services from our Mexican airports as defined under the Mexican Airport Law and from our international airports (Puerto Rico and Colombia) since June 1, 2017 and October 29, 2017, the dates on which we began consolidating the results of Puerto Rico and Colombia, respectively.

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

Commercial Activities

Leading international airports generally generate an important portion of their revenues from commercial activities. An airport’s revenues from commercial activities are largely dependent on passenger traffic, its passengers’ level of spending, terminal design, the mix of commercial tenants and the basis of fees charged to businesses operating in the airport. Revenues from commercial activities also depend substantially on the percentage of traffic represented by international passengers due to the revenues generated from duty-free shopping. We believe that revenues from commercial activities account for 33.2% or more of the consolidated revenues of many leading international airports. Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in Mexican our airports.

In 2019, we opened seven commercial spaces, all in Cancún. In 2020, we opened four commercial spaces, including one in Cancún, one in Mérida and two in Oaxaca. In 2021, we opened nine commercial spaces, including six in Cancún, one in Cozumel and two in Mérida. In 2022, we opened eleven commercial spaces, including nine in Cancún, one in Cozumel and one in Tapachula. In 2023, we opened 17 commercial spaces, including two in Cancún, one in Cozumel, one in Huatulco, eight in Mérida, four in Oaxaca and one in Veracruz.

Within our nine Mexican airports, we leased 642 commercial premises through 506 contracts with tenants as of December 31, 2023, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenants in terms of occupied space and revenue in 2023 were Dufry México and Controladora Mera and its affiliates.

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

Automobile Parking and Ground Transport

Each of our Mexican airports has public car parking facilities consisting of open-air parking lots. The only Mexican airport at which we do not charge parking fees is Cozumel. Revenues from car parking at our Mexican airports currently are not regulated, although they could become regulated upon a finding by the COFECE that there are no competing alternatives. On August 21, 2019, the Board of Commissioners of COFECE in Mexico notified Aeropuerto de Cancún of a decision issued on July 25, 2019, which provides for: (i) administrative liability for monopolistic practices (as described in Article 54, Section I and Article 56, Section V of the LFCE (refusal of access)) and (ii) a fine of Ps. 73 million. We appealed COFECE’s decision in November 2023.

In November 2023, a Federal specialized Judge granted to Aeropuerto de Cancún constitutional protection against COFECE’s decision and ordered the Board of Commissioners to review and justify whether and as of when the company actually incurred in the relative monopolist practice of “refusal to deal”. Both, COFECE and Aeropuerto de Cancún appealed this judgment, which is currently under review by a specialized Court of Appeals.

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

Airport Security

The AFAC, Mexico’s federal authority on aviation, and the Office of Public Security issue guidelines for airport security in Mexico. At each of our Mexican airports, security services are provided by independent security companies that we hire. In recent years, we have undertaken various measures to improve the security standards at our Mexican airports. These measures included increasing the responsibilities of the private security companies that we hire, the implementation, in accordance with regulations issued by ICAO, of integrated computer tomography and baggage detection system for international and domestic flights to detect explosive traces, the modernization of our carry-on luggage scanning and security equipment, the implementation of strict access control procedures to the restricted areas of our Mexican airports and the installation of a closed-circuit television monitoring system in some of our Mexican airports.

In response to the September 11, 2001 terrorist attacks in the United States, we have taken additional steps to increase security at our airports. At the request of the Transportation Security Administration of the United States, the former General Office of Civil Aviation (currently the AFAC) issued directives in October 2001 establishing new rules and procedures to be adopted at our airports. Under these directives, these rules and procedures were to be implemented immediately and for an indefinite period of time.

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

Airlines have also contributed to the enhanced security at our Mexican airports as they have adopted new procedures and rules issued by the AFAC applicable to airlines. Some measures adopted by the airlines include adding more points for verification of passenger identification, inspecting luggage prior to check-in and reinforcing controls over access to airplanes by service providers (such as baggage handlers and food service providers).

Fuel

As part of the amendments that opened Mexico’s airports to private investment, all airport property and installations related to the supply and storage of aircraft fuel were retained by the Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares) considering that concession holders were forbidden to provide such services. Pursuant to our Mexican concessions, the Mexican Airport and Auxiliary Services Agency entered into several agreements, under which it was obligated to pay to each of our subsidiary concession holders a fee for access to our facilities equivalent to 1.0% of the service charge for fuel supply. As of January 1, 2015, and as a result of certain structural reforms in Mexico’s constitutional and regulatory framework in connection with, among other things, the energy sector, private parties are now eligible to store, commercialize, distribute and supply fuel in airports to air carriers, air operators and third-party service providers of non-aeronautical services. In order to store, commercialize, distribute and supply fuel in airports, the eligible private parties are required to obtain the relevant permit from the Energy Regulatory Commission (Comisión Reguladora de Energía). In addition, third-party service providers of non-aeronautical services are required to obtain a favorable opinion from the Mexican Ministry of Energy (Secretaría de Energía), the Mexican Ministry of Infrastructure, Communications and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes) in order to be able to acquire such fuel. Pursuant to the concession titles of our Mexican airports, only the Mexican Airport and Auxiliary Services Agency was entitled to store and supply fuel in our airports. However, on January 26, 2024, we received a notice from the SICT informing that such exclusivity was terminated. As of April 15, 2024, one third-party service provider is currently selling fuel at our Mexican airports.

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

Our Mexican Airports

In 2023, our Mexican airports served a total of 43.5 million passengers, 51.1% of which were international passengers. In 2023, Cancún Airport accounted for 75.3% of our Mexican passenger traffic volume and 78.6% of our Mexican revenues.

All of our Mexican airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our Mexican airports based on flight origination or destination.

	Passengers by Flight Origin or Destination(1)
	Year ended December 31,
						Percentage
						of total
	2019	2020	2021	2022	2023	2023

	(in thousands )
Región
Mexico(2)	17,112	9,423	15,431	19,135	21,669	49.9%
United States	9,741	4,818	10,765	13,197	13,727	31.6%
Canada	2,701	1,110	510	2,112	3,148	7.2%
Europe	2,102	454	918	2,266	2,138	4.9%
Latin America	2,506	724	1,514	2,815	2,785	6.4%
Total	34,162	16,259	29,138	39,525	43,467	100.0%
(1)	Figures exclude passengers in transit and private aviation passengers.
(2)	Figures include international passengers on domestic flights; in 2023, such passengers accounted for 1.8% of all Mexican domestic passengers.

In 2021, 2022 and 2023, 55.6%, 52.6% and 45.0%, respectively, of our Mexican domestic passengers traveled to or from Mexico City through the Mexico City International Airport (AICM).

The following table sets forth the total traffic volume and air traffic movements in our nine Mexican airports for the periods presented.

	Airport Traffic
	Year ended December 31,
	2019	2020	2021	2022	2023

	(in thousands )
Passengers:
Total	34,161.9	16,528.7	29,138.5	39,524.0	43,467.9
Air Traffic Movements
Total	335.5	205.6	303.6	360.4	379.2

The following table sets forth the passenger traffic volume for each of our Mexican airports during the periods indicated:

	Passenger Traffic
	Year ended December 31,
	2019	2020	2021	2022	2023

	( in thousands)
Cancún	25,482.0	12,259.1	22,318.5	30,343.0	32,750.4
Mérida	2,790.7	1,297.3	2,079.5	3,079.6	3,674.1
Veracruz	1,475.6	721.2	1,103.5	1,333.6	1,665.7
Villahermosa	1,245.0	638.5	976.5	1,214.2	1,396.7
Oaxaca	1,196.3	590.8	913.9	1,304.0	1,693.0
Huatulco	892.3	402.7	692.2	971.0	914.7
Cozumel	546.4	268.3	531.7	663.3	677.5
Tapachula	385.5	280.5	424.2	503.3	553.7
Minatitlán	148.2	70.3	98.5	112.0	142.1
Total	34,162.0	16,528.7	29,138.5	39,524.0	43,467.9

The following table sets forth the air traffic movements in each of our Mexican airports during the periods indicated:

	Air Traffic Movements by Airport(1)
	Year ended December 31,
	2019	2020	2021	2022	2023
Cancún	183,840	106,678	176,549	214,340	223,284
Mérida	52,341	33,662	39,273	51,589	57,212
Veracruz	24,662	14,624	18,476	19,932	22,195
Villahermosa	18,849	14,049	17,665	19,751	22,915
Oaxaca	20,834	11,804	15,899	18,787	20,842
Cozumel	12,624	9,285	15,146	13,123	11,997
Tapachula	8,603	7,983	9,606	9,706	9,186
Huatulco	10,098	5,178	7,934	9,904	8,325
Minatitlán	3,613	2,329	3,045	3,300	3,196
Total	335,464	205,592	303,593	360,432	379,152
(1)	Includes departures and landings.

The following table sets forth the air traffic movements in our Mexican airports for the periods indicated in terms of commercial, charter and general aviation:

	Air Traffic Movements by Aviation Category
	Year ended December 31,
	2019	2020	2021	2022	2023
Commercial Aviation	280,635	162,859	250,646	298,398	316,992
Charter Aviation	2,534	1,650	3,431	2,217	1,968
General Aviation(1)	52,295	41,083	49,516	59,817	60,192
Total	335,464	205,592	303,593	360,432	379,152
(1)	General aviation generally consists of small private aircraft.

Cancún International Airport

Cancún International Airport (the “Cancún Airport”) is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2023, Cancún Airport was the second busiest airport in Mexico in terms of passenger traffic and the first busiest in terms of international passengers in regular service, according to the AFAC. The airport is located approximately 16 kilometers (10 miles) from the city of Cancún, which has a population of 956,345. A substantial majority of the airport’s international passengers (76.2% in 2021, 62.7% in 2022, and 61.3% in 2023) began or ended their travel in the United States. The airport’s most important points of origin and destination are Mexico City, Monterrey, Dallas, Houston and Toronto. Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the economies of the United States or Mexico” and “Item 3. Key Information—Risk Factors— Risks Related to Our Operations—The COVID-19 pandemic has had and could have a negative impact on our operations.”

During 2023, approximately 32.8 million passengers traveled through Cancún Airport through Terminal 2, Terminal 3, which was opened in May 2007 and Terminal 4, which was opened in November 2017.

Cancún is located in the state of Quintana Roo. Cancún and its surroundings were the most visited international tourism destination in Mexico in 2023, according to the Mexican Ministry of Tourism. According to Mexican Ministry of Tourism, the Cancún area had 36,716 hotel rooms as of December 31, 2023. Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún Airport. By air, Cancún is approximately one and a half to five hours from most major cities in the United States and 10 to 13 hours from most major European cities.

Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancún Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican Ministry of Tourism, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of 86,734 hotel rooms as of December 31, 2023.

Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business is highly dependent upon revenues from Cancún International Airport.”

The airport’s facilities include a total of 70 aircraft parking stands, 20 of which are remote aircraft parking stands, Terminal 1 (which has been closed since March, 2018), Terminal 2 (which includes a satellite wing), Terminal 3 (which became operational in May 2007 as described below), Terminal 4 (which became operational in November 2017 as described below) and a general aviation building that handles private aircraft. The airport has 70 gates, 40 of which are accessible by passenger walkways. Terminal 2 has 9 gates accessible by passenger walkways, 3 contact gates and 10 remote gates. Terminal 3 has 17 boarding gates accessible by passenger walkways and 6 remote gates. Terminal 4 has 14 boarding gates accessible by passenger walkways and 4 remote gates. The airport has 659 retail outlets located throughout Terminals 2, 3 and 4 and one bank branch located in Terminal 2.

Terminal 1 in Cancún Airport, which we acquired on June 30, 1999, has an area of 20,383 square meters (approximately 234.0 thousand square feet). After having closed in October 2005 following Hurricane Wilma, Terminal 1 was reopened in November 2013 but closed again in March 2018, and remains closed as of the date of this report. We are planning to undertake a rebuilding and expansion of Terminal 1, which we estimate will be completed within the next two years.

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

Terminal 4 opened in November 2017. Equipped with a total of 14 boarding gates, Terminal 4 can cater to up to nine million domestic and international passengers a year. On April 7, 2021, the Ministry of Infrastructure, Communications and Transportation approved our request for an extraordinary review of the Mexican maximum rates, which allowed us to complete the construction of the terminal. Consequently, the airport’s passenger handling capacity as of December 31, 2023 was 36.6 million passengers per year.

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

Mérida International Airport

Mérida International Airport (the “Mérida Airport”) serves the inland city of Mérida, which has a population of 978,724, and surrounding areas in the state of Yucatán. Mérida Airport ranked second among our Mexican airports in 2023 in terms of passenger traffic. The substantial majority of this airport’s passengers are domestic. The airport’s primary point of origin and destination is Mexico City. In 2023, approximately 3.7 million passengers traveled through Mérida Airport.

Mérida Airport attracts a mix of both business travelers and tourists. The city of Mérida is an established urban area with numerous small and medium-sized businesses. The city is approximately 120 kilometers (75 miles) by highway from Chichen Itza and approximately 80 kilometers (50 miles) from Uxmal, pre-Columbian archeological sites that attract a significant number of tourists.

The airport has two perpendicular runways, one with a length of 3,200 meters (2.0 miles) and another with a length of 2,300 meters (1.4 miles). The airport has one terminal and one general aviation building, with seven gates accessible by passenger walkways and six boarding positions without walkways.

In 2021, 2022 and 2023, 22,458, 24,126 and 26,027 metric tons of cargo, respectively, were transported through Mérida Airport, making it is our second airport in terms of cargo volume. In 2021, 2022 and 2023, Mérida represented 35.2%, 29.9% and 34.7%, respectively, of our total cargo volume.

There are currently 50 commercial spaces operating at Mérida Airport. One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (GDS) pursuant to a long-term lease contract that terminated on January 1, 2009. This lease allowed GDS to construct and develop the airport’s air cargo terminal. Because GDS continued operating the business notwithstanding the termination of the lease, we initiated legal proceedings to have them evicted. A final judgment was issued in February 2017, terminating the lease agreement and ordering the return of 80,000 leased square meters to us. In December 2017, an area of 78,000 square meters was judicially delivered to us, and in May 2018, we recovered full possession of the building leased to customs agents. However, despite two judgments in our favor, as of April 15, 2024, the return of 14,000 square meters currently in the possession of GDS remains pending.

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

As of April, 2024, the three appeals filed by GDS have been resolved in favor of Mérida Airport, and one amparo is still under review by the Federal Civil and Administrative Court in Merida. Despite the favorable appeals, GDS has filed another appeal alleging that the return of the 14,000 square meters of land is improper because such land is owned by the Mexican Ministry of Finance and Public Credit. We believe this claim will not proceed, as GDS has already exhausted all its judicial remedies in connection with this claim.

In addition to the business formerly operated by GDS, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009. Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

Cozumel International Airport

Cozumel International Airport (the “Cozumel Airport”) is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2023, 677,503 passengers traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 650,117, 2.9 million and 4.1 million cruise ship visitors in 2021, 2022, and 2023, respectively. Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers. The airport’s most important points of origin and destination are Houston, Mexico City and Dallas. The island of Cozumel has a population of 109,904.

The airport has a commercial runway with a length of 2,700 meters (1.7 miles). The airport has one main commercial terminal with six boarding positions and a total area of 12,071 square meters (approximately 129.93 thousand square feet). The airport also has a general aviation building for small private aircraft. There are currently 30 commercial spaces operating at Cozumel Airport.

Villahermosa International Airport

Villahermosa International Airport (the “Villahermosa Airport”) is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of 1.2 million. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry. During 2023, the airport served approximately 1.4 million passengers, substantially all of which arrived on domestic flights. The airport’s most important points of origin and destination are Mexico City and Monterrey.

As a result of a modernization project carried out in 2006, the airport’s commercial aviation apron was extended by a total of 12,521 square meters (approximately 134.6 thousand square feet), representing an increase of 87.0%. The terminal building was expanded from 5,463 square meters (approximately 58.7 thousand square feet) to 9,584 square meters (approximately 103.2 thousand square feet), representing an increase of 77.0%. There are currently 22 commercial spaces operating at Villahermosa Airport.

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

Oaxaca International Airport

Oaxaca International Airport (the “Oaxaca Airport”) serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of 461,312. The airport served 1.7 million passengers in 2023, most of which were domestic. The airport’s passengers are primarily Mexican businesspeople and tourists, thus its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport’s most important point of origin and destination is Mexico City and Tijuana.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with nine contact positions. The airport also includes a general aviation building for small private airplanes with 38 positions and two additional positions for helicopters. There are currently 29 commercial spaces operating at Oaxaca Airport.

Veracruz International Airport

Veracruz International Airport (the “Veracruz Airport”) is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of 755,623. Veracruz is one of the busiest ports in Mexico, accounting for 16.1% of all commercial traffic in Mexican ports, According to the Mexican Bureau of Ports, Veracruz accounted for 11.7% of all waterborne cargo handled by Mexican ports in 2023, being one of the main ports that concentrates the largest cargo movement in the country. In 2023, the airport served approximately 1.7 million passengers. Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important points of origin and destination are Mexico City, Monterrey, Guadalajara and Cancún.

The original 4,065 square meters (43,700 square feet) of the terminal building at the airport were remodeled in 2005, and an extension of 2,000 square meters (21,500 square feet) was added, representing an increase of 49.0%. In addition, special collapsible jetways were built to protect passengers during boarding and disembarking, along with a new international baggage claim facility and bigger, newer offices and facilities for federal authorities. There are currently 26 commercial spaces operating at Veracruz Airport.

At the end of 2015, we concluded an extensive remodeling and expansion project in the terminal building at the Veracruz Airport, as foreseen in our Master Development Program in Mexico. In response to increased passenger numbers and with the aim of maintaining service standards, the surface area of the terminal building was expanded by 174% to over 17,500 square meters, with the installation of four new boarding gates with passenger boarding bridges, for a total of 12 gates. The expansion project has created increased capacity in baggage-screening facilities, queuing areas and counters for check-in, security filters, boarding lounges, luggage-reclaim areas, and public car parking, among other functional areas of the terminal-building complex. The new design of the terminal building also improves the separation of domestic and international passenger flows.

The airport has one perpendicular runway with a length of 2,400 meters (1.5 miles). The airport has one main commercial terminal. The airport also has a general aviation building for small private aircraft with 20 positions and seven additional positions for helicopters.

Huatulco International Airport

Huatulco International Airport (the “Huatulco Airport”) serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast. Huatulco has a population of 46,198, and was first developed as a tourist resort in the late 1980s. The airport served 914,714 passengers in 2023, most of which were domestic. The substantial majority of the airport’s passengers are international tourists, although the majority arrive through domestic flights and are classified as domestic passengers because of their connection in Mexico City. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 3,000 meters (1.9 miles). It was extended from a previous length of 2,700 meters (1.7 miles). The airport’s terminal has eight positions for commercial aircraft. The airport has a general aviation building with 18 positions for small private airplanes and one position for helicopters. There are currently 27 commercial spaces operating at Huatulco Airport.

Tapachula International Airport

Tapachula International Airport (the “Tapachula Airport”) serves the city of Tapachula, which has a population of 387,527 and the state of Chiapas. In 2023, the airport served 553,744 passengers, substantially all of which were domestic. The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one terminal with two remote boarding positions and two contact positions. The airport also has a general aviation building for small private aircraft with 18 positions and one position for helicopters. There are currently 13 commercial spaces operating at Tapachula Airport.

Minatitlán International Airport

Minatitlán International Airport (the “Minatitlán Airport”) is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos in the state of Veracruz, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán. The metropolitan area comprised of these three cities has a population of 517,339. In 2023, the airport served 142,118 passengers. In 2023, the airport’s passenger traffic has increased due to the development of new projects in the region, such as the Interoceanic Corridor of Tehuantepec (Corredor Interoceánico del Istmo de Tehuantepec), a trade and transit route that connects the Pacific and Atlantic Oceans through a railway system. The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses. Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,100 meters (1.3 miles). The airport’s main terminal has four remote parking positions. The airport has a general aviation building for small private airplanes with 11 boarding positions and two additional positions for helicopters. There are currently 11 commercial spaces operating at Minatitlán Airport.

Principal Air Traffic Customers of our Mexican Airports

As of December 31, 2023, eight Mexican airlines and 60 international airlines operated flights at our nine airports (including airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.

VivaAerobus is the Mexican airline that operates the most flights at our Mexican airports. Among foreign airlines, American Airlines and United Airlines operate the greatest number of flights to and from our Mexican airports. In 2023, American Airlines and United Airlines accounted for 8.5% and 7.5%, respectively, of our revenues.

During late March 2019, Interjet experienced a series of flight delays and cancellations resulting in part from a shortage of employees to serve all of Interjet’s scheduled flights for the period. On December 11, 2020, Interjet stopped all flights and has not resumed operations. Similarly, on February 28, 2023 Viva Air, which represented only 0.05% of regulated revenues in our Mexican airports in 2023, suspended all flights and it is currently undergoing a liquidation proceeding in Colombia.

The following table sets forth our principal air traffic customers at our Mexican airports based on the percentage of regulated revenues they represented for the years ended December 31, 2021, 2022 and 2023:

Principal Air Traffic Customers of our Mexican Airports

	Percentage of ASUR Mexico Revenues
	Year ended December 31,
	2021	2022	2023
Customer
Aeroenlaces Nacionales, S. A. de C. V. (VivaAerobus)	11.6%	11.9%	13.4%
Concesionaria Vuela Compañía de Aviación SAPI de CV (Volaris)	12.2%	12.0%	12.0%
American Airlines, Inc.	12.1%	10.4%	8.5%
Aerovías de México, S. A. de C. V. (Aeromexico)	6.3%	6.5%	7.8%
United Airlines, Inc.	10.5%	8.8%	7.5%
Delta Air Lines Inc.	7.5%	5.7%	5.1%
Southwest Airlines Co.	4.8%	4.2%	3.8%
Spirit Airlines, Inc.	3.4%	3.5%	3.0%
Aerolitoral, S. A. de C. V. (Aeromexico Connect)	5.2%	3.6%	2.9%
Other	26.4%	33.4%	36.0%
Total	100.0%	100.0%	100.0%

The COVID-19 outbreak began in December 2019 and caused a significant reduction in passenger traffic at our Mexican airports starting in March 2020. During the second, third and fourth quarters of 2020, our passenger traffic in Mexico decreased 66.6% relative to the same period in 2019. During 2023, our passenger traffic in Mexico increased 10.0% relative to 2022, and increased 49.2% relative to the same period in 2021.

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

In October 2020, the Mexican President announced that as part of an effort to develop the southeast of Mexico, the Mexican Army would build and operate the Felipe Carrillo Puerto International Airport in the State of Quintana Roo. The Felipe Carrillo Puerto International Airport was officially inaugurated on December 1, 2023 and started operating international flights in late March 2024. We are unable to predict the effect that the Felipe Carrillo Puerto International Airport will have on our airport’s passenger traffic or operating results.

Additionally, in the context of the 2010 bidding process for the Felipe Carrillo Puerto International Airport, the Ministry of Infrastructure, Communications and Transportation undertook to adjust the master development plans and maximum rates for our airports within three months of the granting of a concession for such airport. We are unable to predict if, as a result of the inauguration of the Felipe Carrillo Puerto International Airport, the AFAC will undertake further revisions to our master development plans or maximum rates.

The Mexican Airport and Auxiliary Services Agency currently operates seven small airports in Mexico’s southeast region and Grupo Aeroportuario de Chiapas (“GAC”) operates two. The Mexican Airport and Auxiliary Services Agency estimates that its airports collectively account for less than 3.72% of passenger traffic in the region and GAC estimates that its airports account for less than 3.80% of passenger traffic in the region.

LMM Airport

We, through Aeropuerto de Cancún, own a 60.0% interest in Aerostar, which was awarded the forty-year LMM Lease for the LMM Airport with an initial term beginning on February 27, 2013. The LMM Airport is located three miles outside of San Juan, Puerto Rico. It is the Caribbean’s largest and busiest airport, offering leisure and business travel to over 59 destinations. The LMM Airport serves the capital of San Juan and it is the primary gateway from Puerto Rico to international destinations and the mainland United States. The LMM Airport is ranked as the twelfth largest medium hub facility and the forty-third largest airport in the United States by the FAA based on number of enplanements, as of December 31, 2023. According to the PRPA, in 2021, 2022 and 2023, approximately 9.7 million passengers, 10.3 million passengers and 12.2 million passengers, respectively, traveled through the LMM Airport.

The LMM Airport site covers approximately 1,300 acres of land. It does not face competition from other forms of surface transportation given its island location. The largest competing airport on the island is nearly two hours away by car from San Juan. The LMM Airport is a short driving distance from the largest hotels in Puerto Rico.

The LMM Airport has an estimated capacity to handle up to 10 million enplanements annually, which is more than double its current usage. The LMM Airport is comprised of two runways and five terminals (Terminals A through E). Terminal A, which is the newest facility at the LMM Airport, opened in June 2012. Terminals B through E were constructed in various stages beginning with Terminals D and E in the late 1950s, then Terminal B in the 1980s and Terminal C in the 1990s. Terminal B was closed in November 2013 for remodeling, and we reopened the terminal during the fourth quarter of 2014. Terminal E is not currently in use and Terminal D is currently in use after renovations.

In 2017, LMM Airport opened eight commercial spaces. In 2018, eight commercial spaces were opened. In 2019, sixteen commercial spaces were opened. No commercial spaces were opened in 2020 and 2021. In 2022, 8 commercial spaces were opened. In 2023, 4 commercial spaces were opened.

Principal Air Traffic Customers of LMM Airport

As of December 31, 2023, 28 domestic and ten international airlines were operating directly or through code-sharing arrangements, where two or more airlines share the same flight and each airline publishes and markets the flight under its own flight number, at LMM Airport. Some airlines serve both international and domestic destinations.

As of December 31, 2023, scheduled passenger air services at LMM Airport were provided by 20 airlines (together with regional affiliates and other partners).

The following table sets forth our principal air traffic customers at LMM airport based on the percentage of Puerto Rico regulated revenues they represented for the year ended December 31, 2023.

Principal Air Traffic Customers of LMM Airport

	Percentage of ASUR Puerto Rico Revenues
	Year ended December 31,
	2021	2022	2023
Customer
JetBlue Airways	27%	24%	24%
American Airlines	13%	12%	9%
Spirit Airlines	10%	11%	12%
Frontier Airlines	6%	10%	12%
Southwest Airlines	9%	8%	7%
United Airlines	8%	7%	7%
Delta Air Lines Inc.	7%	6%	8%
Fedex	2%	3%	2%
United Parcel Services	2%	2%	2%
Amerijet	2%	2%	2%
Iberia	1%	2%	2%
Other	13%	13%	13%
Total	100%	100%	100%

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

The COVID-19 outbreak began in December 2019 and caused a significant reduction in passenger traffic at LMM Airport starting in March 2020. During the second, third and fourth quarters of 2020, our passenger traffic in Puerto Rico decreased 63.0% relative to the same period in 2019. During 2023, our passenger traffic in Puerto Rico increased 18.3% relative to 2022, and increased 26.0% relative to the same period in 2021.

In 2023, passengers at LMM Airport traveling to and from the mainland United States represented 90% of total passenger traffic. The LMM Airport’s passenger segments are primarily divided among leisure, visiting friends and relatives and business.

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

Colombia

Prior to the outbreak of COVID-19, Colombia was growing as an increasingly popular tourist destination in Latin America. According to the Colombian Ministry of Commerce, Industry and Tourism, Colombia attracted approximately 5.5 million international visitors in 2023, a 20.4% increase compared to the same period in 2022, and approximately 4.57 million international visitors in 2022, a 130.8% increase compared to the same period in 2021. In particular, Medellín and its outskirts, where we operate José María Córdova International Airport and Enrique Olaya Herrera Airport, is one of the most-visited cities in Colombia.

Our Colombian airports served approximately 10.5 million passengers in 2021, approximately 16.5 million passengers in 2022 and approximately 14.9 million passengers in 2023. The decrease in passenger traffic during 2023 was mainly driven by the fact that Viva Colombia and Ultra initiated bankruptcy proceedings and suspended their operations at our airports. For year-by-year passenger figures, see “—Our Colombian Airports.”

Aeronautical Services

General

Pursuant to Airplan’s 2008 concession agreement, the revenues from our Colombian airports are divided into two categories: regulated and non-regulated. Regulated revenues consist of revenues derived from aeronautical services. Regulated revenues are regulated by the concession agreement managed by the National Infrastructure Agency (Agencia Nacional de Infraestructura), or ANI, and are listed in certain resolutions issued by the Special Administrative Unit of Civil Aeronautics (Unidad Administrativa Especial de Aeronáutica Civil), or Aerocivil. Each aeronautical service is subject to a maximum tariff, established by Aerocivil. In addition, Aerocivil establishes the methodology and mechanisms to update and collect the tariffs. All tariffs are updated annually based on the Colombian consumer price index (Índice de Precios al Consumidor), or the IPC, and a formula set forth in Aerocivil Resolution 04530 of 2007, as amended by Resolutions 02251 of 2016 and Resolution 031 of 2019. The tariffs on aeronautical services related to international flights, including international passenger charges, are denominated in U.S. dollars and updated annually based on the change in the U.S. consumer price index and a formula set forth in Aerocivil Resolution 04530 of 2007. Our revenues from aeronautical services are primarily derived from passenger charges for the use of terminals, takeoff, landing and aircraft movement charges, charges for boarding bridges and aircraft parking charges.

Passenger Charges

We collect a passenger charge for each departing passenger on an aircraft. Passenger charges are established and regulated by Aerocivil pursuant to Resolution 04530 of 2007. Furthermore, Resolution 02251 of 2016, established an additional charge for connectivity for the José María Córdova Airport. The additional charge relates to the construction and operation of the Oriente tunnel and complementary road developments which connect the metropolitan area of Aburra with that airport. The connectivity charge is of COP$5,000 for domestic flights, and U.S.$ 1.5 for international flights, and is not part of the regulated revenue assigned to the concessionaire.

Pursuant to Aerocivil regulations and the concession agreement, José María Córdova, Montería and Quibdó Airports apply the same domestic passenger charge, Enrique Olaya Herrera Airport has its own domestic passenger charge and Carepa and Corozal apply the same domestic passenger charge. José María Córdova and Enrique Olaya Herrera Airports apply the same international passenger charge. International passenger charges are U.S. dollar denominated. As of January 15, 2024, the charge for international passengers was U.S.$ 49 for the José María Córdova and Enrique Olaya Herrera Airports. Colombian domestic passenger charges are Colombian peso denominated. As of January 15, 2024, the charge for Colombian domestic passengers was Ps. 97.4, Ps. 123.0, Ps. 97.4, Ps. 48.5, Ps. 97.4, and Ps. 48.5 for the José María Córdova, Enrique Olaya Herrera, Montería, Carepa, Quibdó and Corozal Airports, respectively. These amounts have been translated at the rate of COP$ 230.93 per Ps. 1.00, which corresponds to the Colombian Peso Market Exchange Rate as of January 15, 2024.

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

Commercial Activities

Within our six Colombian airports, we leased 724 commercial premises through 445 contracts with local tenants as of December 31, 2023. Our most important tenants in terms of occupied space and revenue in 2023 were Duty Free Partners Colombia S.A.S., Mera Medellin S.A.S, Sapia CI S.A.S, Aerovías del Continente Americano S.A. (Avianca), Global Lounge Colombia S.A.S., Organización Terpel S.A., Tampa Cargo, Lasa S.A. Sociedad de Apoyo Aeronáutico S.A., Menzies Aviation Colombia S.A.S, Efectimedios S.A., Globoshops S.A.S., Terpel Exportaciones C.I S.A.S, among others. In 2021, we provided support to some of our tenants by extending payment terms to 180 days. Our support programs have concluded, and our tenants have returned to paying in accordance within the time stated in their contracts.

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

Our Colombian Airports

In 2023, our Colombian airports served a total of 14.9 million passengers, excluding passengers in transit and private aviation passengers. In 2023, José María Córdova International Airport accounted for 79.1% of our passenger traffic and 88.9% of our revenues, in each case from our Colombian airports.

José María Córdova International Airport in Rionegro and Enrique Olaya Herrera Airport in Medellín are designated as international airports under Colombian aeronautical regulations, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

José María Córdova International Airport

José María Córdova International Airport is the second-busiest airport in Colombia in terms of passenger traffic. The airport is located in Rionegro, approximately 30 minutes from Medellín. Medellín has a population of approximately 2.6 million as of December 31, 2023, and is situated in a valley in the mountainous Antioquia department. The city is an urban center that is home to various businesses, museums, universities and parks. In addition, Medellín hosts an annual flower festival that attracts visitors.

The airport’s most significant points of origin and destination are Bogotá, Cartagena, Cali, Panama City, Santa Marta and Miami, among others. During 2023, approximately 11.8 million passengers traveled through José María Córdova International Airport, including 3 million international passengers and 8.8 million domestic passengers.

The following table sets forth the number of international passengers (excluding passengers in transit and private aviation passengers) at José María Córdova International Airport by flight origin or destination.

	International Passenger Traffic
	Year ended December 31,
	2021	2022	2023

	(in thousands )
City:
Panama City	367.8	636.0	659.9
Miami	448.0	563.7	458.1
Fort Lauderdale	175.6	197.0	238.8
Madrid	38.4	152.5	216.3
Lima	41.3	144.1	123.6
Mexico City	108.2	244.7	235.4
Other	366.6	849.6	1,043.2
Total	1,545.9	2,787.6	2,975.3

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through José María Córdova International Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2021	2022	2023

	(in thousands)
City:
Bogotá	2,887.4	4,148.1	4,526.8
Cartagena	781.8	1,391.8	1,033.4
Cali	520.5	912.7	883.2
San Andrés	538.1	629.6	319.6
Barranquilla	331.9	560.4	435.8
Santa Marta	620.2	982.4	513.6
Other	629.1	1,560.5	1,092.1
Total	6,309.0	10,185.5	8,804.5

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. José María Córdova International Airport currently has one runway, with a length of 3,440 meters (2.1 miles). José María Córdova International Airport was built in 1985 and currently has two terminals (passenger and cargo terminals).

There are currently 353 businesses operating in José María Córdova International Airport.

Enrique Olaya Herrera Airport

Enrique Olaya Herrera Airport also serves the city of Medellín, and was the city’s main airport until the opening of José María Córdova International Airport in 1985. The airport is conveniently located within Medellín city limits and serves domestic flights to cities such as Pereira, Bogotá and Montería. The airport’s primary points of origin and destination are Quibdó, Bogotá, Apartadó, and Montería In 2023, approximately 1.2 million passengers traveled through Enrique Olaya Herrera Airport.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Enrique Olaya Herrera Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2021	2022	2023

	(in thousands)
City:
Quibdó	195.3	241.9	227.1
Apartadó	188.6	210.0	162.6
Bogotá	56.9	93.9	190.3
Montería	61.7	68.4	92.2
Pereira	98.1	107.5	90.0
Bucaramanga	39.4	38.8	29.9
Corozal	15.5	19.3	10.9
Manizales	40.0	48.1	26.1
Other	313.3	436.5	413.7
Total	1,008.8	1,264.4	1,242.8

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). Enrique Olaya Herrera Airport was built in 1932.

There are currently 176 businesses operating at Enrique Olaya Herrera Airport.

Los Garzones Airport

Los Garzones Airport serves the city of Montería, Colombia. The city of Montería is located in the northern region of Colombia and has a population of 523,150 as of December 31, 2023. The city is located approximately 30 miles from the Caribbean Sea and has an inland seaport connected to the Caribbean Sea by the Sinú River. During 2023, 1.3 million passengers traveled through Los Garzones Airport, including only Colombian domestic passengers. The airport’s primary points of origin and destination are Bogotá and Medellin/Rionegro. The airport serves domestic flights to cities such as Bogotá, Medellín/Rionegro and Barranquilla.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Los Garzones Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2021	2022	2023

	(in thousands)
City:
Bogotá	746.1	943.7	884.6
Medellín/Rionegro	348.6	564.6	384.9
Barranquilla	3.7	19.6	16.1
Other	0.00	41.5	2.5
Total	1,098.4	1,569.4	1,288.1

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 2,298 meters (1.4 miles). Los Garzones Airport was built in 1974.

There are currently 59 businesses operating at Los Garzones Airport.

Antonio Roldán Betancourt Airport

Antonio Roldán Betancourt Airport serves the city of Carepa, Colombia. The city of Carepa has a population of 51,777 as of December 31, 2023. During 2023, 205,052 passengers traveled through Antonio Roldán Betancourt Airport. The airport’s primary point of origin and destination is Medellín. The airport serves domestic flights to cities such as Medellín and Bogotá.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Antonio Roldán Betancourt Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2021	2022	2023

	(in thousands )
City:
Medellín	207.8	233.9	169.5
Bogotá	14.9	21.9	21.4
Quibdó	1.4	5.9	5.3
Other	0.00	1.4	8.9
Total	224.1	263.1	205.1

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,964 meters (1.2 miles). Antonio Roldán Betancourt Airport was built in 1989.

There are currently 25 businesses operating at Antonio Roldán Betancourt Airport.

El Caraño Airport

El Caraño Airport serves the city of Quibdó, Colombia, located on the Atrato River in the western region of the country. The city of Quibdó has a population of 142,184 as of December 31, 2023. During 2023, 353,504 passengers traveled through El Caraño Airport. The airport’s primary points of origin and destination are Medellín and Bogotá. The airport serves domestic flights to cities such as Medellín and Bogotá.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through El Caraño Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2021	2022	2023

	( in thousands )
City:
Medellín	205.6	256.1	238.5
Bogotá	45.2	64.0	65.3
Calí	9.9	12.9	10.8
Bahía Solano	19.4	17.8	15.4
Other	22.8	29.1	23.5
Total	302.9	379.9	325.5

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). El Caraño Airport was built in 1957.

There are currently 98 businesses operating at El Caraño Airport.

Las Brujas Airport

Las Brujas Airport serves the city of Corozal, Colombia. The city of Corozal has a population of 70,591 as of December 31, 2023. During 2023, 26,419 passengers traveled through Las Brujas Airport. The airport’s primary point of origin and destination is Bogotá. The airport serves domestic flights to cities such as Bogotá and Medellín.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Las Brujas Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2021	2022	2023

	( in thousands )
City:
Bogotá	25.8	35.9	14.9
Medellín	15.3	20.2	11.4
Other	—	0.2	0.1
Total	41.1	56.3	26.4

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). Las Brujas Airport was built in 1939.

There are currently 13 businesses operating at Las Brujas Airport.

Principal Air Traffic Customers of our Colombian Airports

As of December 31, 2023, 12 international and ten Colombian airlines operated flights at our six Colombian airports.

Viva Colombia represented 5.5% of air passenger traffic at our Colombian airports in 2023, however on February 28, 2023 it suspended operations due to financial distress and in June, 2023 it commenced a liquidation proceeding, which is ongoing.

Avianca is the Colombian airline that operates the most flights at our Colombian airports. Among foreign airlines, COPA and Spirit Airlines operate the greatest number of flights to and from our Colombian airports.

The following table sets forth our principal air traffic customers at our Colombian airports based on the percentage of revenues they represented for the year ended December 31, 2023.

Principal Air Traffic Customers at Our Colombian Airports

	Percentage of ASUR Colombian Revenues
	Year ended December 31,
	2021	2022	2023
Customer
Aerovías del Continente Americano (AVIANCA)	16.4%	20.5%	30.1%
AeroRepública S.A. (COPA Airlines)	13.2%	18.6%	23.5%
Fast Colombia SAS (Viva Colombia)	17.1%	17.4%	3.4%
Aerovías de Integración Regional S.A. (LATAM)	8.9%	8.7%	9.2%
American Airlines Inc.	12.2%	9.7%	5.7%
Empresa Aérea de Servicios y Facilitación Logística Integral (EASYFLY)	4.2%	3.2%	3.1%
Spirit Airlines Inc.	7.1%	7.2%	6.1%
Satena	2.2%	1.3%	1.4%
Jet Blue Airways Corporation	3.0%	1.8%	2.1%
Others	15.7%	11.6%	15.4%
	100.0%	100.0%	100.00%
(1)	TACA’s routes were absorbed by Avianca on February 21, 2019.

The COVID-19 outbreak began in December 2019 and caused a significant reduction in passenger traffic at our Colombian airports starting in March 2020. During the second, third and fourth quarters of 2020, our passenger traffic in Colombia decreased 83.4% relative to the same period in 2019. During 2023, our passenger traffic in Colombia decreased 9.8% relative to 2022, and increased 41.4% relative to the same period in 2021.

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

Fines for non-compliance with the Labor Subcontracting Reform may amount up to Ps. 5.4 million. There can be no assurances that these changes will not affect our business, results of operations and financial condition.

On December 27, 2022, a decree amending articles 76 and 78 of the Federal Labor Law regarding vacations was published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) (“Mexican Official Gazette”). The reform to the Federal Labor Law allows employees to have a minimum vacation period of 12 days as from the first year of service, which will increase by 2 working days until reaching 20 days for each year of service. Vacation days will subsequently increase according to the seniority of the employees.

Amendments to the Federal Public Administration Law, the Mexican Army and Airforce Law the Mexican Airport Law and the Mexican Civil Aviation Law

On May 3, 2023, the Mexican government published a decree amending the Federal Public Administration Law, the Mexican Army and Airforce Law, the Mexican Airport Law and the Mexican Civil Aviation Law, introducing several changes such as (i) changing the administrative nature of the AFAC from a regulatory agency to a decentralized administrative entity (órgano administrativo desconcentrado) of the Ministry of Infrastructure, Communications, and Transportation; (ii) enhancing the regulatory and supervisory responsibilities of the AFAC over civil aviation matters, which were previously assigned to the SICT, including the issuance of technical and administrative regulations applicable to the master development programs; (iii) authorizing the Ministry of Infrastructure, Communications, and Transportation to grant, for an indefinite term, assignments to state-owned entities for the management, operation, and, if applicable, construction of airports; (iv) mandating additional obligations for concessionaires to notify the AFAC of changes in the board of directors, amendments to the bylaws, or any change in the corporate structure of the concessionaire; (v) modifying certain causes for revocation of concessions and establishing applicable sanctions for concessionaires not complying with flight schedules, timetables, or any other requirements; (vi) including a list of causes for revocation of permits granted to aerodromes; (vii) mandating permit holders and concessionaires of civil aerodromes to allow the use and provide airport services to military aircraft for search and rescue activities, for providing support in case of disasters and emergencies, and (viii) prohibiting cabotage practices of foreign airlines in Mexico.

Additionally, the amendments to the Mexican Airport Law and the Mexican Civil Aviation Law entrust the AFAC with greater authority over aviation matters, including (i) the ability to grant, extend, suspend, amend or revoke authorizations and permits, (ii) overseeing compliance with master development plans and concession terms, (iii) issuing air traffic rules, (iv) the ability to set the parameters for landing and take-off schedules of aircrafts in civilian aerodromes with congested air traffic, and (v) ordering the partial or total closure of civil aerodromes, when they do not fulfill safety conditions.

Amendment to the concession titles

On October 4, 2023, ASUR received a notification from the AFAC, a decentralized entity of the SICT, informing the amendment of the terms of the tariff base regulation set forth in Exhibit 7 of the concession titles dated June 29, 1998, as amended on March 19, 1999. Section 10.8 of the concession titles provides that any of the terms of the concession may be amended by mutual agreement between the SICT and ASUR in accordance with applicable law. Following unsuccessful negotiations between ASUR and the SICT, on October 19, 2023, the AFAC decided to unilaterally modify the terms of Exhibit 7 of the concession titles. The legal basis pursuant to which the Ministry of Infrastructure, Communications and Transportation justified the amendment were, among others, the recently amended Mexican Airport Law and its related regulatory decrees, as well as the AFAC internal regulations and operation manuals entrusting this entity with broad discretionary powers over airport regulation. The amendment was further justified by the Ministry of Infrastructure, Communications and Transportation on the grounds that, because revenues derived from airport concessions had substantially surpassed the Mexican consumer price index and transport index, such increase had adversely impacted domestic air transport demand and had negatively affected consumers.

Amendments to the Mexican Federal Duties Law

On November 13, 2023, the Mexican government published a decree amending the Mexican Federal Duties Law. As a result of such amendment, the concession fee that concession holders must pay for the use of federal airports, was increased from 5.0% to 9.0% of their gross annual regulated revenues derived from such use. The amendment became effective on January 1, 2024.

Amendments to the Securities Market Law

The Securities Market Law (Ley del Mercado de Valores) was amended effective as of December 29, 2023. These amendments are primarily focused on expediting the registration of securities for new market participants, and can be summarized as follows:

●	created a new legal category of issuer called “simplified issuer”, who will be subject to simplified registration processes and regulations. In this sense, simplified issuers are not subject to neither the corporate legal framework nor the mandatory tender offers regulations applicable to publicly-traded companies (sociedades anónimas bursátiles). Securities by simplified issuers may only be offered to institutional and qualified investors, and simplified issuers will not fall under the supervision of the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), and neither their legal nor auditing advisors will be subject to the CNBV’s inspection and oversight powers. The registration process will be streamlined, requiring only a favorable opinion from the relevant Mexican stock exchange, and the prospectus and the offering documents of simplified issuers will not be subject to review by the CNBV;
●	mandated to put in place specific regulations related to enhanced corporate practices and sustainable development, which will include provisions aimed at advancing gender equality. As of the date of this report, such regulations have not been enacted;
●	lifted limitations on establishing restricted series of stock or series of stock with differentiated economic voting rights, the sole requirement being the disclosure of the relevant capital structure;
●	lifted restrictions concerning the establishment of joint negotiation mechanisms (CPOs);
●	lifted specific restrictions on measures aimed at limiting the acquisition of shares in public companies or takeover attempts. The new provisions are more flexible, as long as such provisions are approved by more than 80% of the outstanding shares of the company and are in compliance with the rules for mandatory tender offers; and
●	granted enhanced flexibility to publicly traded companies regarding capital increases. If the shareholders meeting opts to delegate this authority to the board of directors, the board may approve capital stock increases, waive preemptive rights, and set disclosure exemptions for offerings exclusively targeting qualified and institutional investors.

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

Under the Mexican Federal Duties Law, Mexican concession holders are required to pay the Mexican government a concession fee based on its gross annual regulated revenues from the use of federal airports pursuant to the terms of its concession. Until December 31, 2023, this concession fee was set at a rate of 5.0%. Effective as of January 1, 2024, the concession fee was increased to 9.0%. Our Mexican concessions provide that we may request an amendment of our maximum rates if there is a change in this concession fee.

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

In December 2023, the SICT approved each of our current updated master development plans. These plans are in effect from January 1, 2024 to December 31, 2028.

The following table sets forth our committed investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2024	2025	2026	2027	2028	Totals

	(millions of constant Mexican pesos as of December 31,2023)(1)
Cancún	2,723.0	4,662.6	5,706.8	4,006.7	5,187.6	22,286.7
Cozumel	126.5	345.8	174.5	30.8	58.1	735.7
Huatulco	105.5	209.3	89.0	124.6	317.9	846.3
Mérida	218.0	188.4	155.3	550.1	860.3	1,972.1
Minatitlán	79.9	77.2	41.2	15.7	25.7	239.7
Oaxaca	198.9	564.9	805.0	447.1	184.8	2,200.7
Tapachula	37.9	98.0	40.1	17.8	50.5	244.3
Veracruz	123.2	153.3	68.2	25.3	76.8	446.8
Villahermosa	95.5	168.1	270.8	26.1	38.3	598.8
Total	3,708.4	6,467.6	7,350.9	5,244.2	6,800.0	29,571.1

(1)Based on the Mexican construction price index in accordance with the terms of our master development plan.

Note:	As of December 31, 2023, we have invested Ps. 605.85 million (which is included in the investment commitments for the period 2019-2023).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments	Indicative Investments
	January 1, 2024-	January 1, 2029-	January 1, 2034-
Airport	December 31, 2028	December 31, 2033	December 31, 2038

	(millions of constant Mexican pesos as of December 31,2023)(1)
Cancún	22,286.8	4,515.4	6,064.4
Cozumel	735.7	292.0	386.7
Huatulco	846.2	254.5	369.2
Mérida	1.972.1	816.7	811.9
Minatitlán	239.8	129.6	118.3
Oaxaca	2,200.7	214.5	422.0
Tapachula	244.2	223.2	159.1
Veracruz	446.8	636.5	541.8
Villahermosa	598.8	306.7	292.0
Total	29,571.1	7,389.1	9,165.4

(1)Based on the Mexican construction price index in accordance with the terms of our master development plan.

Note:	As of December 31, 2023, we have invested Ps. 605.85 million (which is included in the investment commitments for the period 2019-2023).

Price Regulation

The Mexican Airport Law provides that the AFAC, a decentralized body of the Ministry of Infrastructure, Communications and Transportation may establish price regulations for services for which the COFECE determines that a competitive market does not exist. On March 9, 1999, the COFECE issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the AFAC, a decentralized body of the Ministry of Infrastructure, Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to providers of complementary services in our airports. On March 19, 1999, a new regulation, the Rate Regulation, was incorporated within the terms of each of our Mexican concessions. The Rate Regulation, which became effective May 1, 1999, establishes the annual maximum rates for each of our concession holders, which is the maximum amount of revenue per workload unit (one passenger or 100 kilograms (220 pounds) of cargo) in a given year that the concession holder may earn at its airports from all regulated revenue sources. On October 4, 2023, the AFAC decided to amend with immediate effect the terms of the tariff base regulation set forth in Exhibit 7 of ASUR’s concession titles, which was further modified on October 19, 2023. See “Item 3. Key Information—Risk Factors— Risks Related to the Regulation of Our Business— The price regulatory system applicable to our Mexican airports imposes maximum rates for each airport—The price regulatory system does not guarantee that our consolidated results of operations, or that the results of operations of any Mexican airport, will be profitable.”

Regulated Revenues

The Rate Regulation, as amended by the Amended Rate Regulation, establishes a “dual-till” system of price regulation under which certain of our revenues, such as Mexican passenger charges, landing charges, aircraft parking charges and access fees from third parties providing complementary services at our airports are regulated, while the revenues that we earn from commercial activities in terminals at our Mexican airports, such as the leasing of space to duty-free stores, retailers, restaurants, car rental companies and banks, are not regulated.

The Amended Rate Regulation provides that the following sources of revenues are regulated under this “dual-till” system:

●	revenues from airport services (as defined under the Mexican Airport Law), other than automobile parking, and
●	access fees earned from third parties providing complementary services, other than those related to the establishment of administrative quarters that the AFAC determines to be non-essential.

Other sources of revenues at our Mexican airports are not regulated. 48.1%, 56.0% and 61.5% of our Mexican revenues in 2021, 2022 and 2023, respectively, were derived from regulated sources of revenue.

Each Mexican concession holder is entitled to determine the prices charged for each regulated service and is required to register such prices with the AFAC. Once registered, those prices are deemed part of its concession, and may only be changed every six months or earlier if there has been a cumulative increase of at least 5.0% in the Mexican producer price index (excluding petroleum) as published by the Mexican Central Bank since the date of the last adjustment and in other specific circumstances. See “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation—Special Adjustments to Maximum Rates.”

On October 4, 2023, ASUR received a notification from the AFAC, a decentralized entity of the SICT, informing the amendment of the terms of the tariff base regulation set forth in Exhibit 7 of the concession titles dated June 29, 1998, as amended on March 19, 1999. Section 10.8 of the concession titles provides that any of the terms of the concession may be amended by mutual agreement between the SICT and ASUR in accordance with applicable law. Following unsuccessful negotiations between ASUR and the SICT, on October 19, 2023, the AFAC decided to unilaterally modify the terms of Exhibit 7 of the concession titles, including the discount rate or rate of return, applicable to the calculation of the Maximum Rate.

Current Maximum Rates

Each Mexican airport’s maximum rates from January 1, 2024, to December 31, 2028, were set by the AFAC, a decentralized body of the Ministry of Infrastructure, Communications and Transportation in December 2023. On October 4, 2023, the AFAC decided to amend with immediate effect the terms of the tariff base regulation set forth in Exhibit 7 of ASUR’s concession titles, which was further amended on October 19, 2023. See “Item 3. Key Information—Risk Factors— Risks Related to the Regulation of Our Business— The price regulatory system applicable to our Mexican airports imposes maximum rates for each airport—The price regulatory system does not guarantee that our consolidated results of operations, or that the results of operations of any Mexican airport, will be profitable.”

The following table sets forth the maximum rates for each of our Mexican airports for the periods indicated. These maximum rates are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Rates.”

	Maximum Rates(1)(2)
	Year ended December 31,
Airport	2024	2025	2026	2027	2028
Cancún	335.19	332.50	329.85	327.21	324.59
Cozumel	429.92	426.48	423.07	419.69	416.33
Huatulco	460.52	456.83	453.18	449.55	445.96
Mérida	285.60	283.31	281.05	278.80	276.57
Minatitlán	506.54	502.49	498.47	494.48	490.52
Oaxaca	337.93	335.23	332.54	329.88	327.24
Tapachula	278.92	276.69	274.48	272.29	270.11
Veracruz	268.50	266.36	264.23	262.11	260.01
Villahermosa	301.79	299.38	296.98	294.61	292.25
(1)	Expressed in adjusted Mexican pesos as of December 31, 2023 based on the Mexican producer price index (excluding petroleum).
(2)

Our Mexican concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the five-year period ending December 31, 2028, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.80%.

Methodology For Determining Future Maximum Rates

The Amended Rate Regulation provides that each Mexican airport’s annual maximum rates are to be determined in five-year intervals based on the following variables:

●	Projections for the 15-year period of workload units (each of which is equivalent to one passenger or 100 kilograms (220 pounds) of cargo), operating costs and expenses (excluding amortization and depreciation) related to services subject to price regulation.
●	Projections for the 15-year period of capital expenditures related to regulated services, based on air traffic forecasts and quality of standards for services to be derived from the master development plans.
●	Reference values, which were established in the Mexican concessions and are designed to reflect the net present value of the regulated revenues minus the corresponding regulated operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value.
●	A discount rate equal to the risk-free rate of return plus a risk premium, in each case to be determined pursuant to the terms of the concession titles.

Our Mexican concessions specify a discounted cash flow formula to be used to determine the maximum rates that, given the projected pre-tax earnings, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates.

The following were the main changes to the calculation of the discount rate introduced in the Amended Base Regulation:

●	the cost of capital metric in the discount rate formula was replaced with weighted-average cost of capital,
●	the risk-free rate of return is now determined based on the five-year average yield of long-term Mexican government debt securities issued in the international markets with maturities ranging from five to 30 years (prior to the Amended Base Regulation, such rate was determined based on the 24-month average yield of long-term Mexican government debt securities with maturities falling close to the termination of the concession),
●	the risk premium is now determined based on Mexico’s risk premium calculated by Aswath Damodaran for the last five years (prior to the Amended Base Regulation, such premium was determined by the AFAC based on the inherent risk of the airport business in Mexico), and
●	levels and cost of debt disclosed by each airport group during the last five years are now included in the discount rate formula (previously, only cost of equity was considered).

Our Mexican concessions provide that each airport’s maximum rate may be adjusted annually to take account of projected improvements in efficiency. For the period beginning January 1, 2024 and ending December 31, 2028, the maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.80%.

The Mexican concessions provide that each Mexican airport’s reference values, discount rate and the other variables used in calculating the maximum rates are not guarantees and do not in any manner represent an undertaking by the AFAC or the Mexican government as to the performance of any concession holder. To the extent that the revenues from services subject to price regulation in any period are less than an airport’s maximum rate multiplied by the workload units processed for such period, no adjustment will be made to compensate for this shortfall.

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the AFAC may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the daily value of the Unit of Measure and Update. As of February, 2024, the daily value of the Unit of Measure and Update was Ps. 108.6. As a result, the maximum penalty as of such date could have been Ps. 5.4 million (U.S.$321,217). In the event that a Mexican concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Infrastructure, Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”

Currently, our calculation of workload units (one passenger or 100 kilograms (220 pounds)) of cargo does not include transit passengers. There is a possibility that in the future our workload units may include transit passengers and the AFAC will decrease our maximum rates to reflect this higher passenger base. Although there can be no assurance, we do not expect this change to occur in the short term or have a material adverse effect on our revenues if and when it happens.

Special Adjustments to Maximum Rates

Once determined, each Mexican airport’s maximum rates are subject to special adjustment only under the following circumstances:

●	Change in law or natural disasters. A concession holder may request an adjustment in its maximum rates if a change in law with respect to quality standards or safety and environmental protection results in operating costs or capital expenditures that were not contemplated when its maximum rates were determined. In addition, a concession holder may also request an adjustment in its maximum rates if a natural disaster affects demand or requires unanticipated capital expenditures. There can be no assurance that any request on these grounds would be approved, or that we would make such a request.
●	Macroeconomic conditions. A concession holder may also request an adjustment in its maximum rates if, as a result of a decrease of at least 5.0% in Mexican gross domestic product in a 12-month period, the workload units processed in the concession holder’s airport are less than that projected when its maximum rates were determined. To grant an adjustment under these circumstances, the AFAC must have already allowed the concession holder to decrease its projected capital improvements as a result of the decline in passenger traffic volume. There can be no assurance that any request on these grounds would be approved, or that we would make such a request.
●	Increase in concession fee under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds would be approved.
●	Failure to make required investments or improvements. The AFAC annually is required to review each concession holder’s compliance with its master development plan (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its master development plan, the AFAC is entitled to decrease the concession holder’s maximum rates and assess penalties.
●	Excess revenues. In the event that revenues subject to price regulation per workload unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the AFAC is also entitled to assess penalties against the concession holder.

In addition, the AFAC has committed to review and adjust Cancún’s maximum rate within three months from the granting of a concession to operate the Mayan Riviera Airport to reflect changes in projected traffic levels at our airports. See “Item. 4 Information on the Company—Mexican Regulatory Framework—Master Development Plans.”

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

Reporting, Information and Consent Requirements

Mexican concession holders and third parties providing services at Mexican airports are required to provide the AFAC access to all airport facilities and information relating to an airport’s construction, operation, maintenance and development. Each concession holder is obligated to maintain statistical records of operations and air traffic movements in its airport and to provide the Ministry of Infrastructure, Communications and Transportation with any information that it may request. Each concession holder is also required to publish its annual audited consolidated financial statements in a principal Mexican newspaper within the first four months of each year.

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

Penalties and Termination and Revocation of Mexican Concessions and Concession Assets

The Mexican Airport Law provides that sanctions of up to 400,000 times the daily value of the Unit of Measure and Update may be assessed for failures to comply with the terms of a concession. As of February, 2024, the daily value of the Unit of Measure and Update was Ps. 108.57. As a result, the maximum penalty as of such date could have been Ps. 43.4 million (U.S.$2.6 million).

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

A recent example of a concessionary grant that did not include a public bidding process, includes the concession granted in connection with the construction of the Felipe Carrillo Puerto International Airport. For more information on the Felipe Carrillo Puerto International Airport, see “Item 3. Key Information—Risks—Risks Relating to our Business—The Mexican government could grant new concessions that compete with our airports, including Cancún International Airport” and “Item 4. Information on the Company—Business Overview—Principal Air Traffic customers of our Mexican Airports—Competition.”

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

In connection with the use, storage and management of hazardous materials, the generation, handling and disposal of hazardous wastes, and soil contamination, the LGPGIR imposes the obligation to remediate soil pollution and also establishes strict joint administrative liability between property owners and parties having actual possession of the polluted property, or holders of a concession for the use of federal land or property, regardless of which party is responsible for such contamination. However, the polluter pays principle provides non-responsible parties a legal recourse to seek reimbursement from the polluting party in civil courts.

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

On March 11, 2022, CONAGUA published NOM-001-SEMARNAT-2021 (“NOM-001”) in the Mexican Official Gazzette, establishing the maximum permissible levels of pollutants in wastewater discharges into national receiving bodies or into the soil or subsoil. This updated standard replaced NOM-001-SEMARNAT-1996 and, except for rules in connection with maximum permissible levels of contaminants for true color and acute toxicity which will be mandatory as of 2026, the rest of the rules set forth in NOM-001 became effective on April 3, 2023. The new standard sets forth different parameters and revised permissible limits of pollutants in wastewater discharges which may require that we continue to implement specific programs in our facilities for purposes of complying with these new parameters and limits. We have implemented measurement and control systems for residual discharges, and we are currently in compliance with the updated standard. However, we do not anticipate that the adjustment to NOM-001 would represent a material cost that would affect our results of operations.

Other NOMs establish, for example, the maximum thresholds for air emissions and pollution, list and classify hazardous wastes and provide for the protection of flora and fauna species, among many other things. PROFEPA and CONAGUA can initiate or bring administrative and criminal proceedings against companies that violate environmental laws, and they have the faculties to order the temporary or permanent shut down of non-complying facilities. Additionally, under the Federal Law of Environmental Responsibility (Ley Federal de Responsabilidad Ambiental), certain third parties, as well as civil organizations, members of affected communities, PROFEPA itself and local environmental enforcement agencies may file environmental damage claims before the district courts. This law provides for a new legal proceeding to demand the reparation of or compensation for environmental damages resulting from unlawful acts or omissions. Under this new law, we could be subject to additional liabilities and penalties.

On the other hand, the General Climate Change Law (Ley General de Cambio Climático) and its Regulations on Matters of the National Emissions Registry set forth that stationary sources that generate 25,000 tons or more of CO2 equivalent per year are required to verify and report their direct and indirect emissions of greenhouse gases to the National Emissions Registry (Registro Nacional de Emisiones). In addition, the General Climate Change Law sets forth the creation of an emissions trading system. For such purposes, a 36-month Pilot Program of the Mexican Emissions Trading System (Programa de Prueba del Sistema de Comercio de Emisiones) was put in place on January 1, 2020, and ended on December of 2022. The operative rules of the Mexican Emissions Trading System have not been published; however, once these are published SEMARNAT will establish mandatory emission caps, in accordance to the country’s greenhouse-gas-emissions reduction targets defined by the Mexican government. We will be legally obligated to meet those caps by then, either through mitigation measures or/and by acquiring Emission Reduction Certificates in the market. However, we cannot anticipate the impact that the mandatory emissions caps and the Emissions Trading Scheme will have on our operations in Mexico.

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

The Federal Aviation Administration’s Airport Investment Partnership Program

The FAA’s Airport Investment Partnership Program, formerly known as the Airport Privatization Program, was established as a means of generating capital for airport improvement and development. Through the program, private companies may own, manage, lease and develop public airports. The 2012 Reauthorization Act (the “2012 Act”) increased the number of airports that can participate in the program from five to ten. The 2012 Act also authorized the FAA to permit up to 10 public airport sponsors to sell or lease an airport with certain restrictions and to exempt the sponsors from certain federal requirements that could otherwise make privatization impractical. Under this program, the airport’s owners or lease holders may be exempt from repayment of federal grants, return of property acquired with federal assistance and the use of proceeds from the airport’s sale or lease to be used exclusively for the airport’s purposes. The 2012 Act also provides that a private operator may receive Airport Improvement Program and discretionary grants, collect Passenger Facility Charges and charge reasonable fees, provided that the airport demonstrates compliance with nine key statutory and regulatory conditions, including applicable Airport Improvement Program grant assurances, Passenger Facility Charges assurances, and assurances that it will not “unjustly discriminate,” that the operation of the airport will not be interrupted, that fees imposed on general aviation operators will not increase faster than fees for air carriers, and that collective bargaining agreements for airport employees will not be abrogated. The pilot program began in September 1997. The 2018 Reauthorization Act (the “2018 Act”) renamed the program the Airport Investment Partnership Program and removed the restriction on the number and type of public airports that may participate. The 2018 Act, among other things, permitted public sponsors and private operators to manage an airport jointly. As of December 31, 2023, there were two approved airports (including the LMM Airport).

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

Role of the Transportation Security Administration

The TSA is an agency of the U.S. Department of Homeland Security that was created after the terrorist attacks of September 11, 2001 to strengthen the security of U.S. transportation systems. The TSA is responsible for security at U.S. airports and has deployed a federal workforce to screen all commercial airlines passengers and baggage. The TSA also regulates aviation security. The TSA employs a risk-based strategy to secure U.S. transportation systems. As of January 2024, the TSA had approximately 50,000 security officers who screened more than 2.4 million passengers each day at nearly 440 federalized airports throughout the United States.

Role of the Puerto Rico Ports Authority

The PRPA is a public corporation and government instrumentality created by Law No. 125 on May 7, 1942. PRPA is the owner and prior operator of the LMM Airport. The PRPA is directed by an Executive Director and a board of directors. It has a Maritime Department and an Aviation Department. In addition to leasing the LMM Airport to Aerostar, the Aviation Department owns and currently operates the Isla Grande, Ponce, Mayaguez, Arecibo, Aguadilla, Culebra, Humacao, Patillas and Vieques airports (the “Regional Airports”). Between 2019-2020, pursuant to Act 125-1942 and the internal procurement regulations, PRPA ran a procurement process for a seven-year Operations and Maintenance Agreement (“O&M Agreement”) to operate all Regional Airports. Due to budgetary and fiscal constraints, the O&M Agreement was ultimately not executed. Later in 2020, the Puerto Rico Public-Private Partnerships Authority (the “Authority”) commissioned a Desirability and Convenience Study (the “Study”) to explore the feasibility and market interest for private sector participation in the Regional Airports through one or more bundled PPP concessions. The Authority published a public notice on November 21, 2023 requesting comments by December 21, 2023 on the Study to gauge industry interest in the Regional Airports project.

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

During its term, the LMM Lease allows Aerostar to: (i) operate, manage, maintain, improve, enhance, develop and rehabilitate the LMM Airport to provide general, ancillary and complementary airport services to members of the general public; and (ii) collect and retain all fees, charges and revenues in respect of the LMM Airport, its assets and contracts pertaining to the LMM Airport. The LMM Lease further provides for the PRPA to assign and transfer substantially all of the assets used exclusively at the LMM Airport to Aerostar for the term of the Lease.

In accordance with the LMM Lease, the PRPA assigned substantially all of the contracts pertaining to the LMM Airport to Aerostar. Additionally, the LMM Lease requires that Aerostar indemnify the PRPA for any losses suffered by it due to: (i) Aerostar’s breach of its obligations under the LMM Lease, (ii) any assumed debts, liabilities and obligations relating to the LMM Airport or its operations and (iii) any taxes or mortgage recording charges related to the transfer of Aerostar’s interest under the Lease.

Under the LMM Lease, Aerostar is required to comply at all times during the LMM Lease’s term, with the FAA’s Airport Investment Partnership Program. In order to be compliant, Aerostar must ensure that (i) the LMM Airport is available for public use without unjust discrimination; (ii) operations of the LMM Airport are not interrupted if Aerostar becomes insolvent; (iii) it maintains, improves and modernizes the LMM Airport through capital investments; (iv) the charges imposed on air carriers do not increase faster than the rate of inflation unless a higher amount is approved by 65.0% of the airlines serving the LMM Airport; (v) the percentage increase in fees imposed on general aviation aircrafts does not exceed the percentage increase in fees imposed on air carriers; (vi) safety and security at the LMM Airport are maintained at the highest possible level; (vii) the adverse effect of noise from LMM Airport is mitigated to the same extent as at a public airport; (viii) any adverse effects on the environment from the operations of the airport are mitigated to the same extent as at a public airport; and (ix) any collective bargaining agreement that covers employees of the LMM Airport and is in effect on the date the LMM Lease went into effect is not abrogated by the LMM Lease.

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

So long as there are no events of default outstanding under the LMM Lease, Aerostar has the right to enter into one or more leasehold mortgages and assign its rights under the LMM Lease to a leasehold mortgagee. However, limitations on any leasehold mortgage include: (i) the mortgage or lien cannot affect the fee simple interest and estate of the PRPA in the LMM Airport; (ii) the PRPA cannot be liable for any payment secured by the leasehold mortgage; and (iii) the rights acquired by a leasehold mortgagee are subject to and subordinated to the terms of the LMM Lease and to all of the PRPA’s rights and the rights of the airlines. Further, Aerostar is liable at all times to the PRPA for payments of all sums due to it under the LMM Lease and for the performance of all of Aerostar’s obligations under the LMM Lease. The mortgagee cannot have greater rights or interests in than Aerostar’s and the PRPA’s in the LMM Airport. The mortgagee and the Government Development Bank for Puerto Rico must enter into a consent agreement acceptable to all the parties where consenting to the assignment of the LMM Lease to an agent in connection with the financing of the mortgage. Aerostar has granted a leasehold mortgage to Citibank, as collateral agent for Aerostar’s secured lenders, to secure the debt incurred to finance the leasehold fee, capital expenditures and certain initial projects.

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

The Use Airport Agreements entitle Aerostar to the following total annual contributions from the airlines serving the LMM Airport:

●	For the first partial year of the term (i.e., the year ending December 31, 2013), U.S.$62.0 million multiplied by the number of days of the term in that year over the number of days in that year.
●	For the five full years of the term, U.S.$62.0 million per year.
●	For the remaining full years of the term, the total annual contribution for the prior year, adjusted for inflation based on the U.S. non-core consumer price index. For the year ended December 31, 2023, the total annual contribution was U.S.$69.4 million.

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

Aerostar is also required under the Airport Use Agreements to complete certain initial capital projects, such as construction of new access roads and all necessary utilities, relocation of certain terminal baggage inspection facilities, replacement of stairwells in the LMM Airport parking garage, replacement of failed pavement in taxiways, update of airline location signs on access roads and terminal entrances and repair roof leaks in all LMM Airport terminals, among others. These initial capital projects were necessary to bring the condition of the LMM Airport to a high level consistent with the Operating Standards (described below). If the aggregate cost incurred by Aerostar for performing all required initial capital projects is less than U.S.$34.0 million, the Signatory Airlines have the right to require that Aerostar expend an amount equal to the difference between the costs incurred in performing the initial capital projects and U.S.$34.0 million toward completing other capital projects approved by the Signatory Airlines without adjusting the annual contribution the Signatory Airlines must pay Aerostar under the Airport Use Agreements. As of December 31, 2023, most of these initial capital projects have been completed, and those still in process are included in the short to medium term investment plan schedule.

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

COLOMBIAN REGULATORY FRAMEWORK

Applicable Law in Colombia

The following are the principal laws, regulations and instruments that govern the operation of our Colombian airports:

●	the concession that entitles Airplan to operate our Colombian airports, which was granted on March 13, 2008,
●	Law 80 of 1993, enacted on October 28, 1993;
●	Law 105 of 1993, enacted on December 30, 1993;
●	Law 336 of 1996, enacted on December 20, 1996;
●	Law 1150 of 2007, enacted on July 16, 2007;
●	Law 1955 of 2019, enacted on May 25, 2019;
●	Law 2294 of 2023, enacted on May 19, 2023; and
●	decrees and resolutions governing aeronautical activity enacted by the Colombian Ministry of Transportation and Aerocivil, including the Aeronautical Regulations of Colombia (Reglamentos Aeronáuticos de Colombia), issued by the Aerocivil.

Role of the National Infrastructure Agency

The National Infrastructure Agency, or the ANI, is a government entity within the scope of the Colombian Ministry of Transportation and represents the principal institution responsible for infrastructure concessions in Colombia. The ANI was created in 2011 and assumed the duties of its predecessor agency, the National Institute of Concessions. The ANI is in charge of planning, coordinating, contracting, administering, and evaluating concession projects and other forms of public-private partnerships for the design, construction, maintenance, operation, administration, and/or exploitation of public transportation infrastructure and other social and productive public infrastructure.

In particular, the ANI is authorized by Decree 4165 of 2011 to perform the following functions, among others:

●	identify, evaluate and propose concession initiatives or other forms of public services;
●	plan the procurement and execution of concession projects or other forms of public-private partnership for the design, construction, maintenance, operation, administration and/or exploitation of public infrastructure and related services identified by the Colombian government;
●	define procedures for the stages of concession projects, including the planning, pre-awarding, awarding and evaluation of concession projects or other forms of public-private partnership;
●	coordinate studies and surveys to define and collect information related to concession projects and other forms of public-private partnership, including studies related to tariffs, valuation and environmental matters;
●	supervise the technical, legal and financial structuring of concession projects or other forms of public-private partnership in accordance with the policies established by national transportation and economic authorities;
●	coordinate and manage development processes related to concession projects and other forms of public-private partnerships, including the procurement of licenses and permits and the negotiation and acquisition of properties;
●	assess and monitor the concession projects and other forms of public-private partnership, as well as propose and implement measures related to risk management and mitigation;
●	verify concession holders’ compliance with obligations set forth in concession agreements and in policies and guidelines from the relevant authorities; and

●	coordinate with national authorities such as the National Institute of Roads and Aerocivil with respect to transportation structure of concession projects or other forms of public-private partnership.

In 2013, the ANI replaced Aerocivil as the government agency responsible for managing and enforcing the Airplan concession agreement.

Role of Aerocivil

The Special Administrative Unit of Civil Aeronautics, or Aerocivil, is a government agency of the Colombian Ministry of Transportation. Aerocivil is the principal regulator of civil aviation, the aviation industry and the Colombian airspace. Aerocivil is authorized by Law 105 of 1993 and Decree 1294 of 2021 to perform the following functions, among others:

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

Role of the Olaya Herrera Airport Public Authority

The Olaya Herrera Airport Public Authority (Establecimiento Público Aeropuerto Olaya Herrera), or AOH, is a municipal public entity that, together with Aerocivil, granted the concession to Airplan in 2008. The AOH has jurisdiction over the physical location of the Enrique Olaya Herrera Airport in Medellín. The AOH executed an administrative contract with Aerocivil in 2007 to grant the Airplan concession. The AOH managed the concession jointly with Aerocivil and, after the substitution of Aerocivil for ANI to the 2007 administrative contract, does so with ANI. Pursuant to Decree 2299 of 2001, the purpose and function of AOH is the administration and development of a property granted to the municipality of Medellín for the operation of airport facilities. In order to achieve this mandate, the AOH is legally entitled to partner with individuals and public and private legal entities.

Scope of Colombian Concession and General Obligations

On March 13, 2008, (i) Aerocivil granted Airplan a concession to perform the administration, operation, commercial development, remodeling, maintenance and modernization of José María Córdova International Airport in Rionegro, Los Garzones Airport in Montería, Antonio Roldán Betancourt Airport in Carepa, El Caraño Airport in Quibdó, and Las Brujas Airport in Corozal; and (ii) AOH granted Airplan a concession to perform the administration, operation, commercial development, remodeling, maintenance and modernization of Olaya Herrera Airport in Medellín.

The concession agreement consists of four stages:

●	an initial 10-month stage known as the previous stage;
●	an adaptation and modernization stage, which was intended to last five years, but was extended until all airports under the concession execute their investment plan for the development of the airports;
●	a maintenance stage; and
●	a reversion stage, in which the concession terminates and all real and other property under the concession reverts to the Colombian government. This property includes the assets of the project at the time the concession was granted, as well as the works and any assets incorporated into the concession by the concessionaire or those that the concessionaire has assigned to the operation, maintenance, commercial exploitation, and administration of the airport.

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

The concession agreement sets forth a series of obligations, including payment of concession fees (a fixed fee that the ANI cannot modify, equal to 19.0% of regulated revenues and non-regulated revenues invoiced by the concession holder), obtaining the ANI’s express approval for large construction, renovation or expansion projects, compliance with applicable environmental legislation, refraining from providing air transport services to passengers, payment of dispute resolution costs and expenses, obtaining necessary licenses and permits required for the activities under the concession and any related requirements regarding the administration, commercial exploitation, operation, resources management, adaptation and maintenance of the airports. We may not assign the concession without prior written authorization from the AOH and ANI.

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

Committed Investments

Airplan and the Colombian government reached agreements between 2014 and 2016 to add investment commitments in several of the airports operated by Airplan and extend the duration of the concession agreements. While the minimum duration of the concession agreements will expire in 2032, such duration may be extended up to 2048, depending on the regulated revenues received by our Colombian concessioned airports. In 2018, we amended the schedules and timeframe of certain investments in order to extend the execution period of certain works. However, the amounts of the investment commitments were not modified.

The following table presents a summary of the investment commitments for our Colombian airports as of December 31, 2023.

Committed Investments at Our Colombian Airports

Airport	Project Description	Amount Invested (in millions of COP$)	Status as of December 31, 2023
Montería	Runway renovation	10,762.2	Completed
Corozal	Runway renovation	5,757.5	Completed
Medellín (Rionegro)	Runway renovation	28,304.3	Completed
Medellín	Runway renovation	8,321.3	Completed
Quibdó	Runway renovation	16,322.1	Completed
Carepa	Runway renovation	13,622.5	Completed
Medellín (Rionegro)	Expansion of domestic departures passenger terminal	22,588.6	Completed
Medellín (Rionegro)	Expansion of international departures passenger terminal	25,492.5	Completed
Medellín (Rionegro)	Connections building	23,456.5	Completed
Medellín (Rionegro)	Expansion of international platform	37,749.4	Completed
Medellín (Rionegro)	Expansion of cargo terminal	99,725.2	Completed
Quibdó	Expansion of passenger terminal	10,727.7	Completed
Quibdó	Construction of shopping center, hotel and library	75,509.5	Completed
Quibdó	Expansion of runway and platform	86,041.8	Completed
Montería	Expansion of passenger terminal	29,288.8	Completed

Non-mandatory Investments

In 2021, 2022 and 2023, we made certain non-mandatory investments in our Colombian airports, such as the acquisition of furniture, computer equipment, machinery, telecommunications, among others.

The following is a table with the summary of such non-mandatory investments:

	Payment of non-mandatory investments
	( in million )
	2021		2022		2023
Airport	COP	USD(1)	COP	USD(2)	COP	USD(3)
José María Córdova International Airport	755.5	189,767.3	2,179.8	453,152.0	2,015.2	527,263.3
Enrique Olaya Herrera Airport	64.4	16,187.4	138.9	28,879.0	385.7	100,919.3
Los Garzones Airport	69.3	17,407.0	264.3	54,945.1	340.1	88,982.5
El Caraño Airport	224.3	56,347.3	320.4	66,617.3	184.7	48,315.9
Antonio Roldán Betancourt Airport	30.9	7,772.1	115.3	23,967.0	316.5	82,816.6
Las Brujas Airport	12.0	3,018.2			271.6	71,059.0
TOTALES	1,156.4	290,499.3	3,018.7	627,560.3	3,513.8	919,356.6

(1)These amounts have been translated at the rate of COP$ 3,981.16 per U.S.$1.00, which corresponds to the Colombian Peso Market Exchange Rate (Tasa de cambio representativa del mercado) as of December 31, 2021.

(2)These amounts have been translated at the rate of COP$ 4,810.20 per U.S.$1.00, which corresponds to the Colombian Peso Market Exchange Rate (Tasa de cambio representativa del mercado) as of December 31, 2022.

(3)These amounts have been translated at the rate of COP$ 3,822.05 per U.S.$1.00, which corresponds to the Colombian Peso Market Exchange Rate (Tasa de cambio representativa del mercado) as of December 31, 2023

Ownership Commitments and Restrictions

Pursuant to the concession agreement, Airplan is required to refrain from allowing Colombian state-owned entities to hold a majority stake in Airplan’s capital stock. Moreover, unless otherwise approved by the ANI and AOH, Airplan shall refrain from allowing the assignment of shares by shareholders that have contributed their financial capacity or technical expertise to fulfill the requirements during the tender process for the concession. Any such assignment may be authorized at the discretion of the ANI and AOH, provided that the transferee demonstrates equal or superior financial or technical indicators to those of the transferor.

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

Penalties and Termination of Colombian Concession

In the event of default or noncompliance with the terms of the Colombian concession agreement, ANI and the AOH may rescind the agreement and assess a penalty, the amount of which varies depending on the stage of the concession. Airplan is subject to a maximum penalty of U.S.$20 million, calculated at the prevailing exchange rate for the date of payment, may be enforced during the adaptation and modernization stage. During the maintenance stage, this maximum penalty may be reduced by 30.0%, 50.0% or 70.0%, depending on when the breach occurs.

Under applicable Colombian laws and the terms of the concession, a concession may be terminated upon any of the following events:

●	expected regulated revenues are reached, after the concession has been in force for at least 24 years;
●	the concession has been in force for 40 years, regardless of whether the concession holder has achieved the expected regulated revenues;
●	the ANI and the AOH unilaterally terminate the concession, provided that any of the following events has occurred:
●	the requirements of public service or a situation of public order require termination;
●	dissolution of the concession holder;
●	bankruptcy of the concession holder;

●	default in payments, or the contractor commencing a bankruptcy proceeding or judicial seizures that significantly affect its ability to satisfy the concession agreement; or
●	declaration of debarment by the ANI or the AOH as a result of a material breach by the concession holder that affects the concession’s execution in a grave manner, including in the event that the concession holder fails to remedy fines imposed due to noncompliance with the concession agreement.

If the ANI or the AOH declares debarment, they are entitled to take a series of actions in addition to terminating the concession agreement, including collecting a penalty from Airplan and initiating a claim for any additional damage that they may have suffered due to breach of the concession. Debarment also prohibits the concession holder from contracting with a public entity for five years. This prohibition extends to the partners of the concession holder, in case of a partnership.

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

Once the bidding process begins, the bidders must present observations and comments to the request for proposals. Once the contracting entity releases the final version of the request for proposals, the bidders must present their proposals within the specified deadlines. The contracting entity reviews each proposal and releases a public assessment report with observations and comments for each bidder, who may submit amendments to proposals under the terms of the original request for proposals.

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

National Development Plan

In May 2023 the Colombian Congress approved the National Development Plan which regulates, among other things, territorial planning around watercourses, human safety, access to food, and climate change. The National Development Plan covers the years 2024 through 2026. The main focuses of the plan are: (i) environmental justice and water source protection, (ii) safety and social justice, (iii) nutrition access as a human right, (iv) productive transformation and climate action, (v) regional cooperation, and (vi) peace projects. The National Development Plan highly focused on environmental protection and proposes an agricultural reform that might have special implications in land use and distribution. The National Development Plan has established the need to reform several airports to enhance tourism in certain regions. One of the projects is an extension of José María Córdova Airport in Rionegro.

The following are the main modifications brought by the new National Development Plan affecting the aeronautical industry:

●	the land-use plans of the cities and municipalities shall address the location of airports and their specialized logistic infrastructures,
●	access of individuals with disabilities to airport facilities and transportation,
●	the National Infrastructure Agency may structure, grant, execute, administer and evaluate concession projects and other forms of public-private partnerships (asociaciones público privadas), to expand the provision of productive social infrastructure, alongside territorial entities,
●	the Government may establish grants on behalf of SATENA S.A., a state-owned airline, in connection with flights to, and from regions with low connectivity,
●	Aerocivil may enter into agreements with regional and local governments and entities under which Aerocivil may co-invest with these entities in strategic high-impact projects,
●	regulation in connection with airports located in borders, in association with the Foreign Relationships Ministry,
●	concession fees paid by concessionaires to the ANI will be allocated as follows: (a) 20% of the fees will be transferred to the municipality or district in which the concessioned airport is located, and (b) the remaining 80% of the fees will be transferred to the ANI to fund activities essential for promoting and/or revitalizing airports including structuring, construction, rehabilitation, maintenance, and operation activities, 5% of which must be used to cover operational expenses of the ANI,

●	a strengthening of transportation connectivity,
●	a change in the tourism tariff charged in connection with the rendering of aeronautical services, which will be equal to one U.S. dollar (or its equivalent in COP) per passenger,
●	at least 50% of the personnel hired to develop construction projects must be comprised of individuals of the local communities,
●	the creation of public-popular partnership agreements, in which state entities may enter into contracts with individuals or non-profit organizations for the development public infrastructure projects,
●	diversification of financing methods for infrastructure projects,
●	the creation of a fund called “Fondo Colombia Potencia Mundial de la Vida”, through a public trust administered by the Ministry of Finance, for the agricultural reform, and
●	differentiation in selection processes involving indigenous communities in relation to public projects.

ORGANIZATIONAL STRUCTURE

The following table sets forth our material consolidated subsidiaries as of December 31, 2023, including our direct and indirect ownership interest in each:

Subsidiary	Ownership Interest	Place of Organization
Aeropuerto de Cancún, S.A. de C.V.	100%	Mexico
Aeropuerto de Cozumel, S.A. de C.V.(1)	100%	Mexico
Aeropuerto de Mérida, S.A. de C.V.	100%	Mexico
Aeropuerto de Huatulco, S.A. de C.V.(2)	100%	Mexico
Aeropuerto de Oaxaca, S.A. de C.V.	100%	Mexico
Aeropuerto de Veracruz, S.A. de C.V.(3)	100%	Mexico
Aeropuerto de Villahermosa, S.A. de C.V.	100%	Mexico
Aeropuerto de Tapachula, S.A. de C.V.(4)	100%	Mexico
Aeropuerto de Minatitlán, S.A. de C.V.(5)	100%	Mexico
Aerostar Airport Holdings, LLC (6)	60%	Commonwealth of Puerto Rico
Sociedad Operadora de Aeropuertos Centro Norte S.A.(7)	100%	Colombia
Servicios Aeroportuarios del Sureste, S.A. de C.V.	100%	Mexico
RH Asur, S.A. de C.V.	100%	Mexico
(1)	As of December 31, 2023, Aeropuerto de Cancún, S.A. de C.V., has an 18.1% equity participation in this airport.
(2)	As of December 31, 2023, Aeropuerto de Cancún, S.A. de C.V., has a 18.4% equity participation in this airport.
(3)	As of December 31. 2023, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.
(4)	As of December 31. 2023, Aeropuerto de Cancún, S.A. de C.V., has a 8.7% equity participation in this airport.
(5)	As of December 31, 2023, Aeropuerto de Cancún, S.A. de C.V., has a 14.2% equity participation in this airport.
(6)	As of December 31, 2023, Aeropuerto de Cancún, S.A. de C.V, has a 60.0% equity participation in this entity. On June 1, 2017, we began to consolidate Aerostar results into our financial statements.
(7)	As of December 31, 2023, Aeropuerto de Cancún, S.A. de C.V., has a 100% equity participation in this group. On October 19, 2017, we began to consolidate Airplan results into our financial statements.

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

Overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government, six airports in Colombia under concessions granted by the Colombian government and the LMM Airport in San Juan, Puerto Rico. The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers. For example, in 2021, 2022 and 2023, 50.1%, 55.6% and 59.0%, respectively, of our total revenues were derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge at our Mexican airports under the price regulation system established by the Ministry of Infrastructure, Communications and Transportation. The system of price regulation that applies to our aeronautical revenues from our Mexican airports allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

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

Recent Developments

Joint business investment to develop an international airport in Bavaro, Dominican Republic

In May 2023, ASUR, through a subsidiary in the United States, entered into an investment agreement with Bávaro International Airport AIB, S.A.S. (AIB), CVC One, Inc., Grupo Abrisa, S.R.L., Muñoz Investment Banking Group Fund, LLC, Abraham Jorge Hazoury Toral and Alberto Alejandro Durán Santana for purposes of developing, constructing and operating an international airport in Bavaro, Dominican Republic. As of December 31, 2023, ASUR has made equity investments in Aeropuerto Internacional de Bavaro AIB, S.A.S. (i.e. the venture created to develop this project) totaling U.S.$17.8 million before the start of the construction. ASUR expects to be the airport operator and to maintain a 25% stake in the venture with a total estimated investment amount of U.S.$66.0 million once construction is completed, U.S.$48.1 million of which remains pending as of December 31, 2023. The disbursement of the remaining amount of ASUR’s total investment is conditioned upon, among other things, the granting of the construction license by the DICA, the clearance of the environmental permit and the feasibility approval from the aviation authority, which have been obtained in 2020 and are currently being litigated before Dominican courts.

On December 21, 2023, the Supreme Court of Justice rejected the appeal filed by the Aeropuerto Internacional de Bávaro, AIB, S.A.S. against the judgment that suspended the permit to start construction previously issued by the DICA. On January 19, 2024, an appeal for Constitutional Review was brought before the Constitutional Court against the Supreme Court of Justice judgment. As of of April 15, 2024, the appeal is still pending.

On January 5, 2024, the President of the Dominican Republic issued a decree repealing the previous decree which had approved the establishment of the Bavaro International Airport. On February 5, 2024 an appeal for reconsideration was filed against such decree. As of of April 15, 2024, the appeal is still pending.

Mexican government action to amend tariff base regulation

On October 4, 2023, ASUR received a notification from the AFAC informing its decision to amend with immediate effect the terms of the tariff base regulation set forth in Exhibit 7 of the concession titles dated June 29, 1998, as amended on March 19, 1999. Section 10.8 of the concession titles provides that any of the terms of the concession may be amended by mutual agreement between the SICT and ASUR in accordance with applicable law. Following unsuccessful negotiations between ASUR and the SICT, the AFAC decided to unilaterally modify the terms of Exhibit 7 of the concession titles. The legal basis pursuant to which the Ministry of Infrastructure, Communications and Transportation justified the amendment were, among others, the recently amended Mexican Airport Law and its related regulatory decrees, as well as the AFAC internal regulations and operation manuals entrusting this entity with broad discretionary powers over airport regulation. The amendment was further justified by the Ministry of Infrastructure, Communications and Transportation on the grounds that, because revenues derived from airport concessions had substantially surpassed the Mexican consumer price index and transport index, such increase had adversely impacted domestic air transport demand and had negatively affected consumers. On December 11, 2023, the AFAC, based on the regular review of the maximum join rate on the new bases, determined the maximum joint rate of the Mexican Airports for the period commencing on January 1, 2024 and ended December 31, 2028, as well as the respective efficiency factor in Pesos as of December 31, 2022.

On November 13, 2023, the Mexican government published a decree amending the Mexican Federal Duties Law. As a result of such amendment, the concession fee that concession holders must pay for the use of federal airports, was increased from 5.0% to 9.0% of their gross annual regulated revenues derived from such use. The amendment became effective on January 1, 2024.

We participated in a tax amnesty program implemented by the Mexican federal government

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Infrastructure, Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes. Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination. In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, in which we participated by paying Ps. 128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes. Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. In September 2023, Quintana Roo’s Tax Authority determined that the Company owed Ps. 99.8 million in distributions under the mandatory employee statutory profit sharing regime. We have appealed this resolution via an annulment action which, as of April 15, 2024, is still pending to be resolved. If we were to lose the appeal, we estimate that we would be required to pay an additional Ps. 99.8 million in distributions under the mandatory employee statutory profit sharing regime.

Passenger Traffic Volume and Composition

Our principal source of revenues at our Mexican and Colombian airports is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers). In 2021, 2022 and 2023, passenger charges represented 73.3%, 76.9% and 77.4% of our aeronautical services revenues and 36.7%, 42.8% and 45.7%, respectively, of our consolidated revenues. Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.

Volumes in Mexico

In 2021, 2022 and 2023, approximately 51.7%, 47.3% and 48.9%, respectively, of the passengers traveling through our Mexican airports were domestic. The total number of Mexican domestic passengers for 2023 increased 13.8% as compared to 2022. In 2021, 2022 and 2023, 48.3%, 52.7%, and 51.1% of the passengers traveling through our Mexican airports were international. During 2021, 2022 and 2023, 21.1%, 27.2% and 27.8%, respectively, of our total revenues were derived from passenger charges collected from international passengers traveling through our airports.

Of the international passengers traveling through our Mexican airports, a majority have historically traveled on flights to or from the United States. In 2021, 2022 and 2023, for example, 36.9%, 33.4%, and 31.6% of the total passengers and 76.4%, 63.4% and 61.8%, respectively, of the international passengers traveling through our Mexican airports arrived or departed on flights originating in or departing to the United States. As a consequence, our results of operations are substantially influenced by U.S. political, economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. For more information on the potential influence of U.S. political and economic conditions, see “Item 3—Key Information—Risk Factors—Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico and Colombia.”

In 2023, we had 43.5 million passengers travel through our Mexican airports.

Volumes in Puerto Rico

The majority of passenger traffic volume in the LMM Airport consists of domestic passengers traveling from the mainland United States. In 2023, 89.5% and 10.5% of the passengers traveling through the LMM Airport were domestic and international, respectively. As with Mexico, our results in Puerto Rico are substantially influenced by economic and political developments in the United States. For more information, see “Item 3—Risk Factors—Risks Related to Our Operations—Hurricanes and other natural disasters have adversely affected our business in the past and could do so again in the future.”

In 2023, we had 12.2 million passengers travel through the LMM Airport.

Volumes in Colombia

The majority of passenger traffic volume in our Colombian airports consists of domestic passengers. In 2023, 80.0% and 20.0% of the passengers traveling through our Colombian airports were domestic and international, respectively. Of the international passengers traveling through our Colombian airports, approximately 32.2% traveled on flights originating in or departing to the United States. Similar to Mexico and Puerto Rico, our results in Colombia may be influenced by economic and political developments in the United States.

In 2023, we had 14.9 million passengers travel through our Colombian airports.

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

Revenues from our Mexican and Colombian airports are subject to a “dual-till” price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our Mexican airports, are regulated by the relevant authorities. The system of price regulation applicable to our Mexican airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services. The maximum rates for our Mexican airports have been determined for each year through December 31, 2023. For a description of the latest amendment to the Mexican tariff base regulation effective as of October 2023, see “Item 3. Key Information—Risk Factors— Risks Related to the Regulation of Our Business— The price regulatory system applicable to our Mexican airports imposes maximum rates for each airport—The price regulatory system does not guarantee that our consolidated results of operations, or that the results of operations of any Mexican airport, will be profitable.” Aerocivil in Colombia establishes the fees and tariffs for the provision of aeronautical revenues at our Colombian airports. Each year, our subsidiary Airplan is required to update the fees and tariffs related to its concession, which are then submitted to Aerocivil for its review and approval.

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

In 2021, 2022 and 2023, 48.1%, 56.0% and 61.5%, respectively, of our total revenues from our Mexican operations and 6.5%, 6.6% and 6.5%, respectively, of our revenues from non-aeronautical services at our Mexican airports were earned from regulated sources of revenues. Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our Mexican airports by the Ministry of Infrastructure, Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Infrastructure, Communications and Transportation in Mexico. In 2023, 74.3% of our total revenues from our Colombian operations were earned from regulated sources of revenues. Aerocivil in Colombia establishes the tariffs applicable to regulated sources of revenue at our Colombian airports.

The following table sets forth our revenues for the years ended December 31, 2021, 2022 and 2023.

	Year ended December 31,
	2021		2022		2023

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(1)	9,694.6	51.6%	14,485.8	57.2%	15,670.4	60.7%
Non-regulated Revenues:
Access fees from non-permanent ground transportation(3)	59.6	0.3%	91.6	0.4%	102.0	0.4%
Car parking and related access fees(3)	316.4	1.7%	416.8	1.6%	458.0	1.8%
Other fees	18.5	0.1%	21.7	0.1%	18.7	0.1%
Commercial Services(3)	5,380.7	28.6%	7,346.4	29.0%	8,017.0	31.0%
Other Services	168.6	0.9%	258.9	1.0%	252.7	1.0%
Other Revenues:
Construction Services(2)	3,146.2	16.8%	2,692.7	10.7%	1,302.6	5.0%
Total	18,784.6	100.0%	25,313.9	100.0%	25,821.4	100.0%
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

(3)	Non-regulated commercial revenues: Access fees from non-permanent ground transportation, car parking and related access fees and commercial services, make up the non-aeronautical commercial revenues.

Aeronautical Revenue

Mexican Aeronautical Revenues

The system of price regulation applicable to aeronautical revenues at our Mexican airports establishes a maximum rate in Mexican pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services. The maximum rates for our Mexican airports have been determined for each year through December 31, 2028. Therefore, our aeronautical revenues are determined largely by the number of workload units at each of our Mexican airports, which is primarily driven by passenger traffic levels. Aeronautical revenues differ among our Mexican airports to the extent that passenger traffic levels differ among these airports.

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

In 2021, 2022 and 2023, passenger charges at our Mexican airports represented 53.0%, 58.5% and 60.8% of our aeronautical service revenues and 26.5%, 32.5% and 35.8%, respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our Mexican airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each Mexican airport are subject to a maximum rate established by the Ministry of Infrastructure, Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing credit notes or discounts to customers as price adjustments. These price adjustments or discounts constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year. All discounts and credit notes are issued and recorded in the same year as the service is provided. In, 2021, 2022, and 2023 we did not issue rebates in significant amounts.

Colombian Aeronautical Revenues

Our Colombian airports’ revenues from passenger charges for the use of terminals, takeoff, landing and aircraft movement charges, charges for boarding bridges and aircraft parking charges are regulated by the National Infrastructure Agency pursuant to its concession agreement with our subsidiary Airplan. In 2023, passenger charges at our Colombian airports, represented 11.6% of our consolidated aeronautical revenues and 6.8% of our consolidated revenues. Our subsidiary Airplan charges tariffs to airlines (relating to domestic routes, international routes and development). The tariffs are established by Aerocivil, through Resolution 04530 of 2007 and will expire between 2019 and 2032. As of December 31, 2023, the following airlines at our Colombian airports were subject to such tariffs: Avianca, Aerorepública (COPA), LATAM, American Airlines, Clic Air, Spirit, Aeroméxico, Jet Blue, Satena, Wingo, Jet Smart Chile y Perú, Air Europa, Ara Jet, Jet Air, Moon Flight, Ez Air, Tampa Cargo, LAN Cargo, Fedex, among others. See “Item 4—Information on the Company—Business Overview—Colombia.”

Puerto Rican Aeronautical Revenues

As noted above, aeronautical revenues from our LMM Airport are limited by the Airport Use Agreements among Aerostar and the principal airlines serving the LMM Airport. Aeronautical revenues include revenues from passenger charges for the use of terminals, landing and aircraft movement charges and aircraft parking charges. We include aeronautical revenues from LMM Airport in our calculation of total regulated revenues. In 2023, passenger charges at our LMM Airport, represented 5.1% of our consolidated aeronautical revenues and 3.0% of our consolidated revenues.

The following table sets forth our consolidated revenue from aeronautical services from all airports for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2021		2022		2023

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	6,767.4	72.0%	10,823.9	76.9%	11,789.9	77.4%
Landing charges	1,075.2	11.4%	1,299.1	9.2%	1,391.8	9.1%
Aircraft parking charges	915.0	9.7%	1,169.2	8.3%	1,196.3	7.9%
Airport security charges	88.8	0.9%	134.4	1.0%	152.1	1.0%
Passenger walkway charges	562.2	6.0%	645.9	4.6%	693.0	4.6%
Total Aeronautical Revenue	9,408.6	100.0%	14,072.5	100.0%	15,223.1	100.0%

The following table sets forth our Mexican revenue from aeronautical services per workload unit for the years indicated. Our Colombian and Puerto Rico airports are not regulated under workload units.

	Year ended December 31,
	2021	2022	2023

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(1)
Other information:
Total workload units(2)	29.8	40.4	44.2	9.4%
Aeronautical Revenue	6,206.6	9,945.2	11,247.6	13.1%
Aeronautical Revenue per workload unit(3)	208.3	246.2	254.5	3.4%
(1)	As compared to the previous year.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)	Aeronautical revenues per workload unit are expressed in Mexican pesos (not millions of Mexican pesos).

The following table sets forth the number of passengers paying passenger charges for the years indicated.

	Year ended December 31,
				% Change
	2021	2022	2023	2022-2023

	(expressed in thousands, except percentages)
Cancun	10,997.1	14,976.3	16,162.8	7.9%
Merida	1,023.2	1,515.8	1,812.4	19.6%
Villahermosa	473.9	604.6	693.2	14.7%
Other Mexican airports	1,872.2	2,457.9	2,850.3	16.0%
San Juan	9,684.0	10,311.0	12,197.0	18.3%
Colombia	5,198.0	8,034.8	11,779.8	46.6%
Total	29,248.2	37,900.4	45,495.5	20.0%

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

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

	Non-Aeronautical Revenues
	Year ended December 31,
	2021		2022		2023

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Non-aeronautical Services:
Commercial	5,756.7	92.4%	7,854.7	91.9%	8,576.8	92.3%
Leasing of space	5,263.7	84.5%	7,257.8	84.9%	7,939.4	85.4%
Access fee	61.2	1.0%	91.6	1.1%	102.0	1.1%
Other	431.8	6.9%	505.3	5.9%	535.4	5.8%
Non Commercial	473.0	7.6%	694.0	8.1%	719.1	7.7%
Leasing of space	157.9	2.5%	150.3	1.8%	176.4	1.9%
Access fee	191.1	3.1%	296.3	3.5%	335.7	3.6%
Other	124.0	2.0%	247.4	2.9%	207.0	2.2%
Total Non-aeronautical Revenue	6,229.7	100.0%	8,548.7	100.0%	9,295.9	100.0%

The following table sets forth other information about our passengers and revenues for the years indicated:

	Year ended December 31,
	2021	2022	2023

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(1)
Other information:
Total Terminal Passengers(2)	49.4	66.3	70.6	6.5%
Total Non-aeronautical revenues	6,229.9	8,548.7	9,295.9	8.7%
Non-aeronautical revenue per terminal passenger(3)	126.1	128.9	131.6	2.1%
(1)	As compared to previous year.
(2)	In millions. Excludes transit and general aviation passengers.
(3)	Revenue per passenger amounts are expressed in Mexican pesos (not millions of Mexican pesos).

Our commercial revenues consist primarily of revenues from duty-free shops, food and beverage establishments, retail stores, advertising revenues, parking lots, car rental companies, banking and currency exchange services, teleservices and ground transportation. In 2020, we provided support to some of our tenants by extending payment terms to 180 days. Our support programs concluded in 2022, and, since 2023, our tenants have returned to paying in accordance within the time stated in their contracts.

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2021	2022	2023

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Commercial Revenues:
Duty-Free Shops	2,009.2	2,493.9	3,118.1	25.0%
Food and Beverage	823.9	1,243.6	1,419.9	14.2%
Retail Stores	741.3	1,424.6	1,073.1	(24.7)%
Advertising Revenues	129.6	151.7	206.9	36.4%
Parking Lots	316.4	416.8	458.0	9.9%
Car Rental Companies	953.1	1,110.9	1,230.5	10.8%
Banking and Currency Exchange services	107.2	102.8	103.3	0.5%
Teleservices	17.5	15.5	16.1	3.9%
Ground Transportation	95.7	131.7	144.7	9.9%
Other Services	562.8	763.2	806.2	5.6%
Total	5,756.7	7,854.7	8,576.8	9.2%

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

	Year ended December 31,
	2021	2022	2023

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Non-aeronautical Services:(1)
Commercial	5,412.5	7,406.9	8,089.1	9.2%
Commercial Revenues:(2)
Parking Lots	316.4	416.8	458.0	9.9%
Other Services	27.8	31.0	29.7	(4.2)%
Total	5,756.7	7,854.7	8,576.8	9.2%
(1)	Classified according to the requirements of the Ministry of Infrastructure, Communications and Transportation.
(2)	Classified according to IFRS.

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

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2021	2022	2023

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Operating Costs:
Cost of services:
Employee costs	939.3	1,070.8	1,326.9	23.9%
Maintenance	611.3	596.8	815.8	36.7%
Safety, security and insurance	520.5	480.3	705.6	46.9%
Utilities	449.6	576.0	529.0	(8.2)%
Other	863.8	1,131.1	1,298.2	14.8%
Total cost of services	3,384.5	3,855.0	4,675.5	21.3%
Costs of construction	3,146.2	2,692.7	1,302.6	(51.6)%
General and administrative expenses	263.2	287.1	319.2	11.2%
Technical assistance fees	391.7	643.9	715.5	11.1%
Government concession fees	948.1	1,424.1	1,496.1	5.1%
Depreciation and amortization:
Depreciation(1)	107.5	167.1	147.1	(11.9)%
Amortization	1,885.8	1,892.1	1,922.1	1.6%
Total depreciation and amortization	1,993.3	2,059.2	2,069.2	0.5%
Total operating costs	10,127.0	10,962.0	10,578.1	(3.5)%
Other Information:
Total workload units(2)	29,844.6	40,406.8	44,220.1	9.4%
Cost of services per workload unit(3)	65.4	58.0	61.5	6.0%
Cost of services margin(4)	14.5%	12.7%	14.3%	12.8%
(1)	Reflects depreciation of fixed assets.
(2)

In thousands. Under the regulation applicable to our aeronautical revenues at our Mexican airports, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. Our Colombian and Puerto Rican airports are not regulated by workload unit.

(3)	Cost of services per workload unit at our Mexican airports are expressed in Mexican pesos (not millions of Mexican pesos). Our Colombian and Puerto Rican airports are not regulated by workload unit.
(4)	Cost of services at our Mexican airports divided by total revenues, expressed as a percentage.

Cost of Services

Our cost of services consists primarily of employee, maintenance, safety, security and insurance costs, as well as utilities (a portion of which we recover from our tenants) and other miscellaneous expenses.

Employee Statutory Profit Sharing

Employee Profit Sharing in Mexico

We are subject to the PTU established by Mexican federal labor laws. Under this regime, 10.0% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among its employees in Mexico other than the chief executive officer. The PTU to be paid to each employee is capped to the sum of three monthly salaries or the average of the PTU received by the employee in the last three years, whichever is higher. We committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps. 17,500 per year for continued service. These amounts are paid and expensed at the end of each year and are included in our cost of services. In 2021, 2022 and 2023, we calculated our obligations in respect of employee statutory profit sharing amount to be Ps. 84.7 million, Ps. 104.7 million and Ps. 98.6 million, respectively. Additionally the amount of Ps. 6.3 million was paid to unionized employees for the year ended December 31, 2023, and is recorded as a cost of service.

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

Until December 31, 2023, the rate was 5%, and as of January 1, 2024, the rate was reduced to 2.5%.

Government Concession Fee

Mexican Concession Fee

We are subject to the Mexican Federal Duties Law, which requires each of our Mexican airports to pay a concession fee to the Mexican government, which is currently equal to 9.0% of the gross annual revenues (regulated and non-regulated) of each Mexican concession holder obtained from the use of federal airports pursuant to the terms of its concession. The increase of the concession fee from 5.0% to 9.0% of our gross annual regulated revenues determined by the amendments to the Mexican Federal Duties Law in November 2023 impacted our maximum rates approved by the Ministry of Infrastructure, Communications and Transportation for the years 2024 through 2028, and there can be no assurance that this fee may be further increased in the future.

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

Colombian Concession Fee

With respect to our Colombian airports, our subsidiary Airplan is required to pay a concession fee to the National Infrastructure Agency pursuant to the terms of its concession agreement. The concession fee is a fixed fee equal to 19% of regulated and non-regulated revenues invoiced by the concession holder. The Colombian government cannot modify the concession fee.

Depreciation and Amortization

Mexican Assets

Our depreciation and amortization expenses in Mexico primarily reflect the amortization of the investments realized in our nine Mexican airports under our master development plans. Our current master development plans went into effect as of January 1, 2024 and expire December 31, 2028.

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

Participation in the Results of Joint Ventures

We own a 60.0% joint venture interest in Aerostar, which holds a 40-year concession to operate the LMM Airport. We have consolidated Aerostar’s financial results into our financial statements. Prior to June 1, 2017, when we acquired a controlling interest in Aerostar, we accounted for our interest in this investment through the equity method. During these prior periods, we held a 50% interest in Aerostar. For more information on our joint venture interest and the LMM Airport investment, see “Item 4. Information on the Company—History and Development of the Company—Investment in LMM Airport.”

In addition, in May 2023, we have entered into an investment agreement with Bávaro International Airport AIB, S.A.S. (AIB), CVC One, Inc., Grupo Abrisa, S.R.L., Muñoz Investment Banking Group Fund, LLC, Abraham Jorge Hazoury Toral and Alberto Alejandro Durán Santana for purposes of developing, constructing and operating an international airport in Bavaro, Dominican Republic. We expect to maintain a 25% stake in the venture with a total estimated investment amount of U.S.$66.0 million once construction is completed. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Joint business investment to develop an international airport in Bavaro, Dominican Republic.”

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

Taxation in Colombia

Our provision for taxes in Colombia consists of two levels of income taxes: (i) ordinary income tax, and (ii) presumptive income tax. Traditionally, taxpayers determined their tax liability pursuant to the higher of both mechanisms, however the presumptive income tax system is currently not applicable since the presumed income is zero. The corporate income tax rates of the ordinary income tax were gradually reduced from 33% to 30% as follows: 33% in 2019, 32% in 2020%, 31% in 2021 and 30% from 2022 onward. However, in September 2021 the Colombian Congress adopted Law 2155, which changed the corporate income tax rates to 35% from 2022 onward. With respect to presumptive income tax, Section 188 of the Colombian Tax Code provides that, for income tax purposes, it is assumed that a taxpayer’s net income would be at least 3.5% of his or her net worth on the last day of the immediately preceding taxable year. As mentioned above, the percentage of presumptive income referred to in Section 188 was reduced to 0.5% during the taxable year ended December 31, 2020, and indefinitely reduced to 0% starting in 2021. The result of presumptive income being 0% is that taxpayers from 2021 onwards will only pay corporate income tax over their ordinary net income, with taxable income defined as the excess of all operating and non-operating revenue over deductible costs and expenses. However, a minimum 15% tax on adjusted accounting profits applies beginning on January 1, 2023. This minimum tax differs from the presumptive income system and was created to follow Pillar II guidelines set forth by the Organization for Economic Cooperation and Development.

On August 8, 2022, the Ministry of Finance submitted a tax reform bill to the Colombian Congress proposing several changes to the Colombian tax regime. The tax reform bill was passed as Law 2277 on December 13, 2022, and became effective starting January 1, 2023. This new law includes, among others: (i) a new equity tax applicable to Colombian individuals and non-residents, which rates vary from 0.5% to 1.5% based on the individual’s net equity as of the first day of January of each year, (ii) an increase in the dividend tax rate for local and foreign shareholders (0% to 39% progressive marginal rates for Colombian individuals, and 20% flat withholding rate for non-resident shareholders), (iii) an increase in the long-term capital gains tax rate, from 10% to 15%, (iv) the elimination of specific tax benefits and exemptions, such as the exempt income applicable for entities that are part of the technological and creative sector (“Economía Naranja”), the tax incentive for the development of the Colombian farming sector, and the 27% preferential income tax rate applicable to large infrastructure investments (“Megainversiones”), among others, (v) a 3% tax benefit on the taxpayer’s net income determined pursuant to Section 259-1 of the Colombian Tax Code, in connection with environmental-related, deductions related to employee trainings, expenses incurred in the conservation of cultural property, among others, (vi) a minimum corporate income tax of at least 15% based on effective tax rate (calculated on book profit with certain adjustments), (vii) taxes based on significant economic presence of certain commercial activities (primarily for non-resident persons and entities that provide digital services), and (viii) the elimination of the possibility to use 50% of the Industry and Commerce Tax (i.e., local tax levied on gross revenue derived from the provision of services, or the performance of commercial and industrial activities in Colombian municipalities) as an income tax credit.

The Company’s overall income taxes for 2021, 2022 and 2023 are as follows:

Income Tax

	Year ended December 31,
	2021	2022	2023

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Income Tax
Current Income Tax	1,824.8	3,342.3	3,885.3	16.2%
Deferred Income Tax	(96.3)	96.5	58.8	(39.1)%
Total Income Tax	1,728.5	3,438.8	3,944.1	14.7%
Current Asset Tax	0.0	0.0	0.0	—
Total Asset Tax	0.0	0.0	0.0	—
Total Income Tax	1,728.5	3,438.8	3,944.1	14.7%

In 2024, the general VAT tax rate applicable in Colombia is 19% and calculated and paid generally on a bimonthly basis. Companies that engage in the business of selling goods, rendering services, leasing, importing or exporting goods are subject to VAT (subject to certain exemptions and exclusions).

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

Effects of Inflation and Economic Changes

The following table sets forth, for the periods indicated:

●	the Mexican inflation rate;
●	the Colombian inflation rate;
●	the U.S. inflation rate;
●	the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period; and
●	the percentage that the Colombian GDP changed as compared to the previous period.

	Year ended December 31,
	2021	2022	2023
Mexican inflation rate(1)	7.4%	7.8%	4.7%
Colombian inflation rate	5.6%	13.1%	9.3%
U.S. inflation rate(2)	7.0%	6.4%	3.4%
Increase (decrease) in Mexican GDP(3)	5.0%	3.7%	3.1%
Increase (decrease) in Colombian GDP	10.6%	7.5%	1.0%
(1)

Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was 117.3 in 2021, 126.5 in 2022 and 132.4 in 2023.

(2)	As reported by the U.S. Department of Labor, Bureau of Statistics.
(3)	In real terms, as reported by the National Institute of Statistics and Geography (INEGI) as of April 15, 2024.

The general condition of the Mexican economy, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect our business and operating results. For a detailed description of the risks associated with changes to the economy, inflation and interest rates, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations.”

Effects of Fluctuation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar.

	Year ended December 31,
	2021	2022	2023
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	2.8%	(4.9)%	(13.1)%
(1)

Based on the Official Journal Federation exchange rate for Mexican pesos, at the end of each period, which were as follows: Ps.20.467 as of December 31, 2021, Ps.19.472 as of December 31, 2022 and Ps. 16.919 as of December 31, 2023.

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

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated:

Operating Results

	Year ended December 31,
	2021		2022		2023
	Airport	Per	Airport	Per	Airport	Per
	Operating	Workload	Operating	Workload	Operating	Workload
	Results	Unit(1)	Results	Unit(1)	Results	Unit(1)
	(millions of		(millions of		(millions of
	Mexican	(Mexican	Mexican	(Mexican	Mexican	(Mexican
	pesos)	pesos)	pesos)	pesos)	pesos)	pesos)
Cancún(2):
Revenues before solidarity agreement(3):
Aeronautical services	4,644.5	204.6	7,515.7	244.0	8,167.8	246.8
Non-aeronautical services	4,038.2	177.9	5,854.3	190.1	6,373.8	192.6
Construction services	1,210.5	53.3	910.8	29.6	415.7	12.6
Total revenues before solidarity agreement	9,893.2	435.8	14,280.8	463.7	14,957.3	452.0
Expenses before solidarity agreement	(4,296.0)	(189.3)	(4,913.2)	(159.5)	(4,971.2)	(150.2)
Net operating income before solidarity agreement	5,597.2	246.5	9,367.6	304.2	9,986.1	301.8
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(223.8)	(9.9)	(347.7)	(11.3)	(375.8)	(11.4)
Net operating income after solidarity agreement	5,373.4	236.6	9,019.9	292.9	9,610.3	290.4
Mérida:
Revenues before solidarity agreement:
Aeronautical services	467.1	203.1	799.7	242.3	1,066.4	273.4
Non-aeronautical services	129.8	56.4	168.8	51.2	232.5	59.6
Construction services	795.2	345.7	553.4	167.7	64.6	16.6
Total revenues before solidarity agreement	1,392.1	605.2	1,521.9	461.2	1,363.5	349.6
Expenses before solidarity agreement	(1,133.2)	(492.7)	(962.7)	(291.7)	(562.8)	(144.3)
Net operating income before solidarity agreement	258.9	112.5	559.2	169.5	800.7	205.3
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	—	—	—	—	(37.4)	(9.6)
Net operating income after solidarity agreement	258.9	112.5	559.2	169.5	763.3	195.7
Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	211.2	211.2	316.4	243.4	404.4	269.6
Non-aeronautical services	49.4	49.4	64.6	49.7	73.9	49.3
Construction services	123.9	123.9	105.7	81.3	76.4	50.9
Total revenues before solidarity agreement	384.5	384.5	486.7	374.4	554.7	369.8
Expenses before solidarity agreement	(292.9)	(292.9)	(283.2)	(217.8)	(276.2)	(184.1)
Net operating income before solidarity agreement	91.6	91.6	203.5	156.6	278.5	185.7
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	—	—	(10.7)	(8.2)	(14.5)	(9.7)
Net operating income after solidarity agreement	91.6	91.6	192.8	148.4	264.0	176.0
Other Mexican Airports(4):
Revenues before solidarity agreement:
Aeronautical services	883.8	232.6	1,313.3	268.0	1,609.0	282.3
Non-aeronautical services	167.6	44.1	210.1	42.9	226.6	39.8
Construction services	778.9	205.0	698.7	142.6	316.9	55.6
Total revenues before solidarity agreement	1,830.3	481.7	2,222.1	453.5	2,152.5	377.7
Expenses before solidarity agreement	(1,428.6)	(375.9)	(1,444.7)	(294.8)	(1,136.3)	(199.4)
Net operating income (loss) before solidarity agreement	401.7	105.8	777.4	158.7	1,016.2	178.3
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(5.9)	(1.6)	(40.5)	(8.3)	(49.6)	(8.7)
Net operating (loss) income after solidarity agreement	395.8	104.2	736.9	150.4	966.6	169.6
San Juan:
Revenues:
Aeronautical services	2,027.2	N/A	2,100.3	N/A	2,029.9	N/A
Non-aeronautical services	1,394.3	N/A	1,598.6	N/A	1,729.9	N/A
Construction services	231.3	N/A	411.2	N/A	414.5	N/A
Total revenues	3,652.8	N/A	4,110.1	N/A	4,174.3	N/A
Expenses	(2,126.2)	N/A	(2,306.5)	N/A	(2,544.5)	N/A
Net operating income (loss)	1,526.6	N/A	2,149.8	N/A	1,629.8	N/A
Colombian Airports(5):
Revenues:
Aeronautical services	1,174.8	N/A	2,027.1	N/A	1,945.6	N/A
Non-aeronautical services	450.6	N/A	652.3	N/A	659.2	N/A
Construction services	6.3	N/A	12.9	N/A	14.5	N/A
Total revenues	1,631.7	N/A	2,692.3	N/A	2,619.3	N/A
Expenses	(1,200.8)	N/A	(1,458.8)	N/A	(1,534.9)	N/A
Net operating income (loss)	430.9	N/A	1,233.5	N/A	1,084.4	N/A
Holding & Service Companies(6):
Revenues before solidarity agreement:
Other(7)	962.2	N/A	473.7	N/A	502.8	N/A
Total revenues before solidarity agreement	962.2	N/A	473.7	N/A	502.8	N/A
Expenses before solidarity agreement	(611.8)	N/A	(67.1)	N/A	(55.0)	N/A
Net operating income before solidarity agreement	350.4	N/A	406.6	N/A	447.8	N/A
Solidarity agreement revenues	229.7	N/A	398.9	N/A	477.3	N/A
Solidarity agreement expenses	0.0	N/A	0.0	N/A	0.0	N/A
Net non after solidarity agreement	580.1	N/A	805.5	N/A	925.1	N/A
Consolidation Adjustment(8):
Total Revenues	(1,192.2)	N/A	(873.1)	N/A	(980.1)	N/A
Expenses	1,192.2	N/A	873.1	N/A	980.1	N/A
Total:
Revenues:
Aeronautical services	9,408.6	N/A	14,072.5	N/A	15,223.1	N/A
Non-aeronautical services	6,229.9	N/A	8,548.7	N/A	9,295.9	N/A
Construction services	3,146.1	N/A	2,692.7	N/A	1,302.6	N/A
Total revenues	18,784.6	N/A	25,313.9	N/A	25,821.6	N/A
Expenses	(10,127.0)	N/A	(10,962.0)	N/A	(10,578.1)	N/A
Net operating income	8,657.6	N/A	14,698.1	N/A	15,243.5	N/A

(1)	Under the regulation applicable to our aeronautical revenues in Mexico, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(2)	Reflects the results of operations of our Cancún Airport and two Cancún airport services subsidiaries on a consolidated basis.
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

Consolidated Operating Results

	Year Ended December 31,
	2021		2022		2023

		(thousands of Mexican pesos)
Revenue:
Aeronautical services	Ps.	9,408,599	Ps.	14,072,517	Ps.	15,223,096
Non-aeronautical services		6,229,896		8,548,671		9,295,915
Construction services		3,146,166		2,692,694		1,302,633
Total revenue		18,784,661		25,313,882		25,821,644
Operating Costs and Expenses:
Cost of services		(3,384,563)		(3,855,016)		(4,675,525)
Administrative expenses		(263,156)		(287,061)		(319,200)
Costs of construction		(3,146,166)		(2,692,694)		(1,302,633)
Technical assistance fee(1)		(391,698)		(643,891)		(715,462)
Government concession fee(2)		(948,062)		(1,424,066)		(1,496,142)
Depreciation and amortization		(1,993,342)		(2,059,237)		(2,069,157)
Goodwill impairment		—		—		—
Total operating expenses		(10,126,987)		(10,961,965)		(10,578,119)
Other Income		—		346,232		—
Operating profit		8,657,674		14,698,149		15,243,525
Comprehensive Financing Result:
Interest income, net		(640,240)		(405,257)		223,455
Exchange gains (losses), net		108,601		(208,159)		(837,208)
Net comprehensive financing income result		(531,639)		(613,416)		(613,753)
Participation in the results of joint ventures accounted for by the equity method		—		—		(9,685)
Income before taxes		8,126,035		14,084,733		14,620,087
Provision for taxes		(1,728,507)		(3,438,809)		(3,944,143)
Net income		6,397,528		10,645,924		10,675,944
Other Operating Data:
Operating margin(3)		46.1%		58.1%		59.0%
Net margin(4)		34.1%		42.1%		41.3%
(1)

We are required to pay ITA a technical assistance fee based on the technical assistance agreement. This fee is described in “Item 5. Operating and Financial Review and Prospects—Operating Costs –Technical Assistance Fee.”

(2)

Each of our Mexican subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 9.0% of each concession holder’s gross annual regulated revenues from the use of federal airports pursuant to the terms of its concession. Our subsidiary Airplan is required to pay a concession fee to the National Infrastructure Agency with respect to concessions for our Colombian airports. The concession fee is a fixed fee equal to 19.0% of regulated revenues and non-regulated revenues invoiced by the concession holder. Our subsidiary Aerostar is required to make fixed payments to the PRPA of U.S.$2.5 million per year for the first five years, 5.0% of gross airport revenues for the sixth through thirtieth years and 10% of gross airport revenues for the thirty-first through fortieth years. These fees are described in “Item 5. Operating and Financial Review and Prospects—Operating Costs—Government Concession Fee.”

(3)	Operating income divided by total revenues, expressed as a percentage.
(4)	Net income divided by total revenues, expressed as a percentage.

Results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022

Revenues

Total consolidated revenues for 2023 were Ps. 25,821.6 million, 2.0% higher than the Ps. 25,313.9 million recorded in 2022. The increase in total revenues resulted from an increase of 8.2% in aeronautical revenues and 8.7% in non-aeronautical revenues, primarily due to a 6.4% increase in passenger traffic, partially offset by a 51.6% decrease in construction revenues at our airports. The decrease in construction revenues was a result of lower capital expenditures and other investment in concessioned assets. Total Mexican revenues per workload unit decreased 6.3% from Ps. 459.3 million in 2022 to Ps. 430.5 million in 2023, due mainly to a 64.8% decrease in revenues for construction services per workload unit, which are based on capital improvements to concessioned assets and are not directly related to passenger traffic.

Our consolidated revenues from aeronautical services increased 8.2% from Ps. 14,072.5 million in 2022 to Ps. 15,223.1 million in 2023, due primarily to a 6.4% increase in passenger traffic. Revenues from passenger charges increased 8.9% from Ps. 10,823.9 million in 2022 (76.9% of our aeronautical revenues during the period) to Ps. 11,789.9 million in 2023 (77.4% of our aeronautical revenues during the period), which reflect the increase in passenger traffic. Mexican aeronautical revenues per workload unit increased 3.1% from Ps. 246.8 million in 2022 to Ps. 254.5 million in 2023.

Revenues from non-aeronautical services increased 8.7% from Ps. 8,548.7 million in 2022 to Ps. 9,295.9 million in 2023. The primary factor behind the increase in non-aeronautical revenues from 2022 to 2023 was the increase in commercial revenues due to higher passenger traffic during 2023. Higher passenger traffic in 2023 led to a 36.4% increase in revenues from advertising, a 5.0% increase in revenues from duty-free shops, and a 5.6% increase in other income, which consisted principally of revenue from tourism services and hotel operators. This increase in revenues from non-aeronautical services was also driven by an increase of 10.8% in revenues from car rental companies, a 14.2% increase in revenues from food and beverages, a 9.9% increase in parking lot revenues, a 9.9% increase in revenues from ground transportation, a 3.6% increase in teleservices revenues, and a 8.0% increase in retail stores revenues. Mexican non-aeronautical revenues per unit of workload were the same for 2022 and 2023 at Ps. 156.3 per unit of workload.

Revenues from construction services decreased 51.6% from Ps. 2,692.7 million in 2022 to Ps. 1,302.6 million in 2023, mostly due to a decrease in capital improvements and other investments in concessioned assets at our Mexican airports.

Our revenues from regulated sources in 2023 were Ps. 15,670.4 million, a 8.2% increase compared to Ps. 14,485.8 million in 2022, mainly due to the increase in total passenger traffic and the annual increase in our regulated rates. During 2023, Ps. 8,848.6 million of our revenues was derived from non-regulated sources, a 8.8% increase from the Ps. 8,135.4 million of revenues derived from non-regulated sources in 2022. This increase was primarily due to the 9.2% increase in commercial revenues described above, from Ps. 7,854.7 million in 2022 to Ps. 8,576.9 million in 2023.

Revenues by Airport

Aeronautical revenues increased by 8.7% from Ps. 7,515.7 million in 2022 to Ps. 8,167.8 million in 2023 at Cancún Airport, mainly due to (i) a 7.9% increase in passenger traffic, (ii) a 6.9% increase in passenger charges; and (iii) a 13.9% increase in airport security charges. Non-aeronautical revenues increased at Cancún Airport by 8.9% from Ps. 5,854.3 million in 2022 to Ps. 6,373.8 million in 2023, mainly due to the increase in passenger traffic in 2023. Construction services revenues at Cancún Airport decreased by 54.4% from Ps. 910.8 million in 2022 to Ps. 415.7 million in 2023, due to a decrease in capital improvements and investments in concessioned assets at that airport. Total revenues increased by 4.7% from Ps. 14,280.8 million in 2022 to Ps. 14,957.3 million in 2023 at Cancún Airport, largely due to the increase in aeronautical and non-aeronautical revenues, and the increase in passenger traffic. Revenues per workload unit at Cancún Airport decreased by 2.5% from Ps. 463.7 in 2022 to Ps. 452.0 in 2023, primarily because of the decrease in construction services revenues.

Aeronautical revenues increased by 33.4% from Ps. 799.7 million in 2022 to Ps. 1,066.4 million in 2023 at Mérida Airport, mainly due to a 19.3% increase in passenger traffic and a 34.3% in passenger fees charged at that airport. Non-aeronautical revenues increased by 37.7% at Mérida Airport from Ps. 168.8 million in 2022 to Ps. 232.5 in 2023, principally due to a 45.2% increase in commercial revenues caused by increased passenger traffic, partially offset by construction services revenues decreased from Ps.553.4 million in 2022 to Ps. 64.6 million in 2023, due to a decrease in capital improvements and investments in concessioned assets at Merida Airport. Revenues overall decreased by 10.4% from Ps.1,521.9 million in 2022 to Ps. 1,363.5 million in 2023 at Mérida Airport, due to the decrease construction services revenues from 2022 to 2023. Revenues per workload unit at Mérida Airport decreased by 24.2% from Ps. 461.2 in 2022 to Ps. 349.6 in 2023, principally due to the decrease in construction services revenues.

Aeronautical revenues increased by 27.8% from Ps. 316.4 million in 2022 to Ps. 404.4 million in 2023 at Villahermosa Airport, due to a 30.5% increase in passenger charges and a 16.8% increase in baggage inspection fee at that airport. Non-aeronautical revenues increased at Villahermosa Airport by 14.4% from Ps. 64.6 million in 2022 to Ps. 73.9 million in 2023, due principally to an increase of 16.2% in commercial revenues. Construction services revenues decreased from Ps.105.7 million in 2022 to Ps. 76.4 million in 2023 primarily due to a decrease in capital improvements and investments in concessioned assets. Revenues increased by 14.0% from Ps. 486.7 million in 2022 to Ps. 554.7 million in 2023 at Villahermosa Airport, largely due to the increase in aeronautical revenues. Revenues per workload unit at Villahermosa Airport decrease by 1.2% from Ps. 374.4 in 2022 to Ps. 369.8 in 2023, primarily due to the decrease in construction services revenues.

Aeronautical revenues at our other six Mexican airports increased by 22.5% from Ps. 1,313.3 million in 2022 to Ps. 1,609.0 million in 2023, due to the 15.5% increase in passenger traffic and a 23.6% increase in passenger fees charges and 18.8% increase in baggage inspection fee at those airports. Non-aeronautical revenues increased by 7.9% from Ps. 210.1 million in 2022 to Ps. 226.6 million in 2023, due principally to a 15.0% increase in commercial revenues and increased passenger traffic. Construction services revenues decreased from Ps. 698.7 million in 2022 to Ps. 316.9 million in 2023, due to a decrease in capital improvements and investments in concessioned assets at the other six Mexican Airports. Revenues decreased by 3.1% from Ps. 2,222.1 million in 2022 to Ps. 2,152.5 million in 2023 at the other six Mexican airports, due primarily to the decrease in construction services revenues. Revenues per workload unit at our other six Mexican airports decreased by 16.7% from Ps. 453.5 in 2022 to Ps. 377.7 in 2023, principally due to the decrease in revenues from construction services.

Aeronautical revenues at the LMM Airport decreased 3.4% from Ps. 2,100.3 million in 2022 to Ps. 2,029.9 million in 2023, This was mainly due to the appreciation of the peso versus the U.S. dollar in 2023 and 2022 of 8.9% and 1.8%, respectively, which represented a decrease in revenues in pesos. Revenues in U.S. dollars increased by USD$9.9 million or 9.6%. Passenger traffic increased by 18.3%. Non-aeronautical revenues at the LMM Airport increased 8.2% from Ps. 1,598.6 million in 2022 to Ps. 1,729.9 in 2023. Construction services revenues at the LMM Airport increased 0.8% from Ps. 411.2 million in 2022 to Ps. 414.5 million in 2023, principally due to the renovation of Terminal D.

Aeronautical revenues at our six Colombian airports decreased 4.0% from Ps. 2,027.1 million in 2022 to Ps. 1,945.6 million in 2023, primarily due to the 9.8% decrease in passenger traffic as a result of Viva Colombia and Ultra having initiated bankruptcy proceedings and suspending their operations at our airports. Non-aeronautical revenues at our Colombian airports increased 1.1% from Ps. 652.3 million in 2022 to Ps. 659.2 million in 2023. Construction services revenues at our Colombian airports increased 12.5% from Ps. 12.9 million in 2022 to Ps. 14.5 million in 2023, primarily due to new investments (including fixed assets, office and computer equipment).

Revenues from our parent holding company and our administrative services companies increased by 6.1% from Ps. 473.7 million in 2022 to Ps. 502.8 million in 2023, due to the increase in payments by our operating subsidiaries under intercompany agreements related to administrative services. These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps. 10,578.1 million in 2023, a 3.5% decrease from the Ps. 10,962.0 million recorded in 2022. The decrease in operating expenses in 2023 was primarily due to an increase in the costs of construction. As a percentage of total revenues, operating expenses represented 40.9% of total revenues in 2023 as compared to 43.3% of total revenues in 2022. Mexican operating costs per workload unit decreased 17.7%, from Ps. 178.6 per workload unit in 2022, to Ps. 147.0 per workload unit in 2023, primarily due to a decrease in construction costs.

Cost of services increased 21.3% from Ps. 3,855.0 million in 2022 to Ps. 4,675.5 million in 2023, primarily due to a 53.9% decrease in expenses recovered by Aerostar under the CRRSAA Act and the ARPA Act in 2022, from Ps. 547.3 million expenses recovered under the CRRSAA Act and the ARPA Act in 2022, to Ps. 252.4 million expenses recovered in 2023 under the ARPA Act. Excluding this effect, cost of services expenses increased 11.9%, mainly due to (i) a 7.8% increase in employee costs from Ps. 1,736.6 million in 2022 to Ps. 1,872.7 million in 2023, mainly attributed to salary increase in Mexico, Puerto Rico and Colombia, (ii) a 28.2%, increase in maintenance and preservation costs, from Ps. 636.2 million in 2022 to Ps. 815.8 million in 2023, (iii) a 35.7% increase in professional services, from Ps. 222.6 million in 2022 to Ps. 302.0 million in 2023, (iv) a 12.9% increase in the cost of sales from convenience stores directly operated by us from Ps. 489.2 million in 2022 to Ps. 552.3 million in 2023, mainly caused by an increase in sales, and (v) a 22.6% increase in safety and security costs, from Ps. 349.0 million in 2022 to Ps. 427.8 million in 2023, which were partially offset by a 81.0% decrease in electricity costs.

Administrative expenses increased 11.2% from Ps. 287.1 million in 2022 to Ps. 319.2 million in 2023. This increase was primarily attributable to increases in administrative salaries.

Technical assistance fees increased by 11.1% from Ps. 643.9 million in 2022 to Ps. 715.5 million in 2023, and government concession fees increased by 5.1% from Ps. 1,424.1 million in 2022 to Ps. 1,496.1million in 2023. The technical assistance fees and government concession fees increased in 2023 due to an increase in aeronautical and commercial revenues, as a consequence of the increase in passengers as well as the increase in concession fees paid with respect to our Colombian airports and LMM Airport.

Construction costs were Ps. 1,302.6 million in 2023 and Ps. 2,692.7 million in 2022. The decrease was due to a decrease in capital expenditures in Mexico. Because we hire a third party to provide all of our construction and upgrade services, our revenues in Mexico, Colombia and Puerto Rico relating to construction or upgrade services are equal to our expenses for those services.

Depreciation and amortization costs increased from Ps. 2,059.2 million in 2022 to Ps. 2,069.2 million in 2023. This increase was principally the result of the depreciation of new investments in fixed assets and improvements made to concessioned assets in Mexico and Colombia.

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps. 5,347.0 million in 2023, a 1.6% increase from the Ps. 5,260.9 million recorded in 2022. This increase was a result of an 14.5% increase in employee costs, an 13.8% increase in cost of sales from directly operated stores, an 25.1% increase in safety and security costs, an 26.0% increase in maintenance costs, an 12.3% increase in technical assistance fees, an 8.3% increase in government concession fees, an 8.2% increase in professional services as well as an 11.9% increase in depreciation and amortization, partially offset by a 54.4% decrease in construction costs from Ps. 910.8 million in 2022 to Ps. 415.7 million in 2023. Operating expenses per workload unit for Cancún Airport were Ps. 161.6 in 2023, a 5.4% decrease from the Ps. 170.8 recorded in 2022.

Operating expenses for Mérida Airport were Ps. 600.2 million in 2023, a 37.7% decrease from the Ps. 962.7 million recorded in 2022. This decrease was primarily due to a 88.3% decrease in construction costs from Ps. 553.4 million in 2022 to Ps. 64.6 million in 2023, partially offset by an 1,704.3% increase in professional services, as well as an 34.1% increase in government concession fees, an 17.4% increase in maintenance costs, a 32.6% increase in safety and security costs, an 16.1% increase in technical assistance fees, an 18.9% increase in energy costs, and an 26.4% increase in depreciation and amortization. Operating expenses per workload unit for Mérida Airport were Ps. 153.9 in 2023, a 47.2% decrease from the Ps. 291.7 recorded in 2022.

Operating expenses for Villahermosa Airport were Ps. 290.7 million in 2023, a 1.1% decrease from the Ps. 293.9 million recorded in 2022. This decrease was primarily due to a 27.7% decrease in construction costs from Ps. 105.7 million in 2022 to Ps. 76.4 million in 2023, a 14.7% decrease in maintenance services, which were partially offset by an 27.7% increase in professional services, a 19.9% increase in depreciation and amortization, and a 25.6% increase in government concession fees. Operating expenses per workload unit for Villahermosa Airport were Ps. 193.8 in 2023, a 14.2% decrease from the Ps. 226.0 recorded in 2022.

Operating expenses for our six other Mexican airports were Ps. 1,185.9 million in 2023, a 20.1% decrease from the Ps. 1,485.2 million recorded in 2022, principally due to a 54.6% decrease in construction costs from Ps. 698.7 million in 2022 to Ps. 316.9 million in 2023, which were partially offset by an 21.0% increase in government concession fees, a 15.5% increase in depreciation and amortization, an 19.4% increase in safety and security costs, an 25.8% increase in cleaning cost, an 16.4% increase in professional services, as well as an 7.4% increase in maintenance costs. Operating expenses per workload unit for our other six Mexican airports were Ps. 208.1 in 2023, a 31.3% decrease from the Ps. 303.1 recorded in 2022.

Operating expenses for the LMM Airport were Ps. 2,544.5 in 2023, compared to Ps. 2,306.5 million in 2022. The increase was mainly due to a (i) a 32.2% increase in the cost of services from Ps. 985.1 million in 2022 to Ps. 1,301.9 million in 2023, mainly due to a 53.9% decrease in expenses recovered by Aerostar under the CRRSAA Act and the ARPA Act in 2022, from Ps. 547.3 million expenses recovered under the CRRSAA Act and the ARPA Act in 2022, to Ps. 252.4 million expenses recovered in 2023 under the ARPA Act, and (ii) a 0.8% increase in construction costs from Ps. 411.2 million in 2022 to Ps. 414.5 million in 2023, as a result of the renovation of Terminal D. The increase in operating expenses was partially offset by a 10.6% decrease in depreciation and amortization from Ps. 724.3 million in 2022 to Ps. 647.7 million in 2023, and a 3.0% decrease in concession fees from Ps. 185.9 million in 2022 to Ps. 180.4 million in 2023, under the concession agreement.

Operating expenses for our Colombian airports were Ps. 1,534.9 million in 2023, compared to Ps.1,458.8 million in 2022. The increase was primarily due to an 24.9% increase in in cost of services due to an 43.1% increase in maintenance and conservation, a 21.1% increase in taxes and duties expenses, a 21.0% increase in in safety and security expenses and a 14.6% increase in salaries, cost of construction increased 12.5% from Ps. 12.9 million in 2022 to Ps. 14.5 million in 2023, primarily due to new investments (including fixed assets, office and computer equipment), partially offset by decrease in concession fees from Ps. 505.0 million in 2022 to Ps. 495.5 million in 2023, and a 11.2% decrease in depreciation and amortization.

Operating expenses for our parent holding company and our administrative services companies were Ps. 55.0 million in 2023, a 18.0% decrease from the Ps. 67.1 million recorded in 2022, principally due to a decrease in insurance costs and decrease in employees costs.

Operating Income

Operating income increased by 3.7% from Ps. 14,698.1 million in 2022 to Ps. 15,243.5 million in 2023. This increase in operating income was primarily due to an 8.2% increase in aeronautical revenues and an 8.7% increase in non-aeronautical revenues in 2023. In 2023 and 2022, operating expenses represented 41.0% and 42.7%, respectively, of the revenues during those years. The operating expenses increased mainly due to an 11.1% increase in technical assistance fees, and a 5.1% increase in government concession fees due to a 6.4% increase in total passenger traffic during 2023, relative to the same period in 2022.

Operating Income by Airport

Operating income for Cancún Airport increased by 6.5% from Ps. 9,019.9 million in 2022 to Ps. 9,610.3 million in 2023, primarily due to an 8.7% increase in aeronautical revenues. Additionally, commercial revenues increased by 9.7% due to higher passenger traffic. Operating income per workload unit at Cancún Airport decreased 0.9% from Ps. 292.9 in 2022 to Ps. 290.4 in 2023.

Operating income for Mérida Airport increased by 36.5% from Ps. 559.2 million in 2022 to Ps. 763.3 million in 2023, mainly due to a 33.4% increase in aeronautical revenues as a result of higher passenger traffic, as well as a 37.7% increase in no aeronautical revenues. Operating income per workload unit at Mérida Airport increased 15.5% from Ps. 169.5 in 2022 to Ps. 195.7 in 2023.

Operating income for Villahermosa Airport increased by 36.9% from Ps. 192.8 million in 2022 to Ps. 264.0 million in 2023, primarily because of a 27.8% increase in aeronautical revenues due to higher passenger traffic. Operating income per workload unit at Villahermosa Airport increased 18.6% from Ps. 148.4 in 2022 to Ps. 176.0 in 2023.

Operating income for our six other Mexican airports increased by 31.1% from Ps. 736.9 million in 2022 to Ps. 966.6 million in 2023, principally due to a 22.5% increase in aeronautical revenues and a 7.9% increase in non-aeronautical revenues due to higher passenger traffic. Operating income per workload unit at the other six Mexican airports increased 12.8% from Ps. 150.4 in 2022 to Ps. 169.6 in 2023.

Operating income for the LMM Airport decreased by 24.2% from Ps. 2,149.8 million in 2022 to Ps. 1,629.8 million in 2023 due to (i) a 100.0% decrease in other operating income, primarily due to the non-recurring income received in 2022, including the recognition of a Supreme Court of Puerto Rico judgment ruled in favor of Aerostar in connection with aviation fuel dispatch fees accrued between 2013 and 2021, and the recovery of Ps. 45.8 million in a judgment ruled in favor of Aerostar in connection with certain contracts held with rental companies; a (ii) a 3.4% decrease in aeronautical revenues, in operating expenses, mainly due to the 11.8% appreciation of the peso versus the U.S. dollar, compared to 2022; and (iii) a 32.2% increase in costs of service, from Ps. 985.1 million in 2022 to Ps. 1,301.8 million in 2023 (including the recovery of expenses under the CRRSA Act and the ARPA Act granted in 2022 and ARPA Act granted in 2023), partially offset by the decrease of the maintenance reserve pursuant to IFRIC 12 from Ps. 78.1 million in 2022, to Ps. 37.7 million in 2023. Such decrease was mainly driven due to the fact that certain projects included in the reserve will be funded with amounts received from the U.S. federal government. The decrease in operating income was also partially offset by a 3.0% decrease in concession fees from Ps. 185.9 million in 2022 to Ps. 180.4 million in 2023, and a 10.6% decrease in depreciation and amortization from Ps. 724.3 million in 2022 to Ps. 647.7 million in 2023.

Operating income for our six Colombian airports was Ps. 1,084.4 in 2023, compared to Ps. 1,233.5 million in 2022, due to a 5.2% increase in operating expenses and a 4.0% increase in aeronautical revenues as a result of lower passenger traffic.

Operating income for our parent holding company and our administrative services companies increased by 14.8% from Ps. 805.5 million in 2022 to Ps. 925.1 in 2023, primarily due to an increase in revenues and the recovery of costs by our operating subsidiaries transferred to our parent company under intercompany agreements. For additional information, see “Operating Results by Airport”.

Comprehensive Financing Result

Our comprehensive net financing result was a loss of Ps. 613.7 million in 2023 compared to a loss of Ps. 613.4 million in 2022. This increase in the net comprehensive financing loss is due in part to a 31.6% increase in interest expense, from Ps. 855.5 million in 2022 to Ps. 1,125.9 million in 2023, mainly due to the Ps. 230.7 million amortization of loans incurred by Airplan.

Additionally, the foreign exchange loss of Ps. 208.2 million in 2022 increased to a foreign exchange loss of Ps. 837.2 in 2023, due to the appreciation of the Mexican peso against the U.S. dollar by 11.8% in average during 2023, compared to an appreciation of the Mexican peso against the U.S. dollar by 1.7% in average during 2022.

Interest income increased by 199.7% from Ps. 450.3 million in 2022 to Ps. 1,349.3 million in 2023, mainly due to an increase in our cash position.

Taxes

Our current income tax provision increased 16.2%, from Ps. 3,342.3 million in 2022 to Ps. 3,885.3 million in 2023, mainly due to an increase in our taxable income base in Mexico and Colombia attributed to the recovery of activity in these countries.

Our deferred tax provision decreased from a deferred tax loss of Ps. 96.5 million in 2022 to a loss of Ps. 58.8 million in 2023, mainly due to the initial recognition of deferred income taxes at the Tapachula Airport (Mexico) in 2022, and major tax benefit in the balance of unredeemed assets in Colombia in 2023. As of 2019, there is no asset tax provision.

Our overall effective tax rate in 2023 and 2022 was 33.0%, and 31.0%, respectively, mainly due to the decrease in the tax benefit corresponding to the balance of unredeemed assets in Mexican airports as a consequence of the increase in annual inflation in Mexico from 7.8% in 2022 to 4.7% in 2023.

Net Income

Net income increased 0.3% from Ps. 10,645.9 million in 2022 to Ps. 10,675.9 million in 2023. This increase was mainly as a result of the 8.2% and 8.7% increase in aeronautical and non-aeronautical services, respectively.

Results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021

For a comparison of the results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021, see “Item 5—Operating and Financial Review and Prospects—Results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021” in our Fiscal Year 2022 Form 20-F, as filed with the SEC on April 17, 2023.

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances. However, in 2017, we incurred indebtedness to fund our investments in accordance with our Mexican Master Development Plans and to acquire the interest in our Colombian airports and our additional interest in Aerostar. See “—Indebtedness—Indebtedness in Mexico.” In 2023, we used Ps. 5,979.0 to pay dividends. As of December 31, 2022, we had Ps. 13,175.0 million in cash and cash equivalents. As of December 31, 2023, we had Ps. 13,872.9 million in cash and cash equivalents. As of December 31, 2022, we had no investments in financial instruments, while as of December 31, 2023, we had investments in long-term financial instruments classified as non-recurrent assets equal to Ps. 1,818.9 million, mainly due to the purchase of two bonds due 2027 and 2030, respectively.

Cash Flows for the year ended December 31, 2023 as compared to cash flows for the year ended December 31, 2022

In 2023, we generated Ps. 13,445.2 million in cash flow from operating activities, a decrease of 0.5% from Ps. 13,518.4 million in 2022, mainly due to a decrease in recoverable taxes, an increase in accounts payable, as well as an increase in income tax payments, partially offset by an increase in aeronautical and non-aeronautical revenues and an increase in accounts receivable. As of December 31, 2023, income before income taxes was Ps. 14,620.1 million, which reflects an increase of 3.8% compared to 2022. In 2023 our provision for income taxes was Ps. 3,764.7 million, representing a 65.3% increase compared to 2022.

In 2023, the cash flow used in financing activities was Ps. 9,316.4 million, which represents an increase of 52.0% with respect to the Ps. 6,130.4 million cash flow used in financing activities in 2022. This increase was mainly due to (i) Aerostar’s issuance of U.S.$200.0 million (Ps. 3,947.5 million) senior notes in May 2022, (ii) an increase in the principal amounts paid under our Mexican loans, under which Ps. 1,475.0 million were repaid during 2023, compared to payments amounting to Ps. 650.0 million in 2022, (iii) an increase in dividends paid amounting to Ps. 5,979.0 million compared to dividends paid totaling Ps. 4,509.0 million in 2022, and (iv) an increase in the restricted cash from Ps. 1,420.7 million in 2022 to Ps. 1,615.4 million in 2023, resulting mainly from operating expense reserves maintained in connection with the LMM Airport, which increased from Ps. 1,272.1 million in 2022 to Ps. 1,520.6 million in 2023. From the beginning of the operating concession granted to Aerostar in 2013 and until February 2022, these reserves were covered by letters of credit issued by ASUR and AviAlliance in favor of Citibank; as of April 2022, due to Aerostar’s available liquidity, Aerostar covers these reserves with available cash instead of renewing the letters of credit. The increase in cash flow was partially offset by (i) a decrease in the principal amounts paid during 2023 under the syndicated loan in Colombia (no principal amounts were repaid during 2023, compared to a payment of Ps. 848.1 million in 2022), and Aerostar’s senior secured notes due 2035, under which Ps. 200.5 million in principal amounts were repaid during 2023, compared to payments amounting to Ps. 222.6 million in 2022, and (ii) a decrease in payment of interest related to our outstanding indebtedness from Ps. 1,079.6 million during 2022 to Ps. 1,067.1 million during 2023.

Cash flow used in investments during 2023 was Ps. 2,449.4 million, mainly as a result of new investments in concession assets amounting to Ps. 1,371.0 million in 2023, a 50.6% decrease from Ps. 2,775,7 million in 2022, as well as a new investment joint venture in International Airport Bavaro Ps. 305.9 million in 2023, an increase in used restricted cash of Ps. 88.6 million corresponding to the PFC revenue reserves and an investment in long-term securities in 2023 for Ps. 1,818.9 million.

Cash Flows for the year ended December 31, 2022 as compared to cash flows for the year ended December 31, 2021

For a comparison of the cash flows for the year ended December 31, 2022 as compared to the cash flows for the year ended December 31, 2023, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows for the year ended December 31, 2021 as compared to cash flows for the year ended December 31, 2021” in our Fiscal Year 2022 Form 20-F.

Indebtedness

As of December 31, 2023, we had Ps. 12,224.8 million in consolidated outstanding indebtedness. As of December 31, 2023, we had contracts for interest rate or foreign currency swaps.

Indebtedness in Mexico

In the fourth quarter of 2011, Aeropuerto de Cancún obtained authorization for two new bank loans from Banamex and BBVA of U.S.$300.0 million and Ps. 1,500.0 million, respectively. These loans remain subject to certain conditions precedent, including the negotiation of definitive documentation for the loans. To date, ASUR has not yet made use of the authorized credit lines. Aeropuerto de Cancún purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan. We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan from BBVA in April 2017 to pay the balance of the purchase price. The loan had a term of one year and an interest rate calculated on the basis of the 28-day TIIE plus 0.60% from July 31 to October 31, 2017; TIIE plus 0.85% from October 31, 2017 to January 31, 2018; TIIE plus 1.10% from January 31 to April 30, 2018 and TIIE plus 1.60% from April 30 to July 31, 2018. This loan was repaid in October 2017 with the proceeds of two loans obtained by us, through Aeropuerto de Cancún, of a principal amount of Ps. 2,000.0 million each, one seven-year term loan with BBVA at a 28-day TIIE rate plus 125 basis points maturing in October 2024, and another five-year term loan with Banco Santander at a 28-day TIIE rate plus 125 basis points maturing in October 2022. The remaining balance on the BBVA loan was repaid on October 13, 2021, and on October 15, 2021, we, through our Aeropuerto de Cancún, entered into a seven-year loan agreement with BBVA for a principal amount of Ps. 2,000.0 maturing October 2028, with a 28-day TIIE rate plus an applicable margin. The applicable margin in the BBVA loan is calculated on the following basis: if our net leverage ratio is less than 1.50:1.00, the applicable margin will be 140 basis points; if our net leverage ratio is between 1.50:1.00 and 2.50:1.00, the applicable margin will be 165 basis points, and if our net leverage ratio is greater than 2.50:1.00, the applicable margin will be of 190 basis points. During 2023 we repaid Ps. 150.0 million of the BBVA loan in three equal installments in January, July and October.

On September 29, 2021, we prepaid the remaining Ps. 2,000.0 million balance on the Santander loan and concurrently, through our Aeropuerto de Cancún, we obtained a three-year term loan from Santander for a principal amount of Ps. 2,650.0 million maturing on September 28, 2024 at a 28-day TIIE rate plus 150 basis points. In November 2022, we paid Ps. 650.0 million in principal amounts in connection with the Santander loan. During 2023, we repaid Ps. 1,325.0 million of the Santander loan in two equal installments in March and September.

We have guaranteed our Aeropuerto de Cancún obligations under these loans. While the BBVA and Banco Santander loans are outstanding, we and our subsidiaries are not permitted to create any liens upon any of our property, make any fundamental change to our corporate structure or sell any of our assets that exceed more than 10.0% of our consolidated total assets as of the most recent fiscal quarter prior to the sale. These loans require that we and our subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or greater than 3.00:1.00 as of the last day of each fiscal quarter. If we fail to comply with these covenants, the loans restrict our ability to pay dividends to our shareholders. As of December 31, 2022 and 2023, the consolidated leverage ratio calculated under the BBVA and Santander agreements was 0.12:1.00 and 0.70:1.00, respectively.

On June 29, 2020, the Company contracted a credit line with BBVA for Ps.1,500 million. The credit line had a term of eighteen months, maturing December 29, 2021, and an interest rate calculated on the basis of the TIIE plus 1.50%, and could be used for general corporate purposes, and expenses and commissions related to the credit. As of December 31, 2023, the Company has not used the credit line and the line was terminated.

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

Furthermore, on December 18, 2015, Aerostar entered into a secured U.S.$10.0 million revolving credit facility with Banco Popular de Puerto Rico in order to refinance the March 2013 revolving credit facility and to finance operational working capital needs and general corporate purposes, including capital expenditure projects. On April 1, 2020, Aerostar drew down U.S.$10.0 million of its revolving credit facility for working capital purposes. The company repaid the credit facility in April 2021, interest was calculated at the prime rate minus 0.5% and paid quarterly. A commitment fee of 0.15% for unused credit was paid annually. As part of these debt financings, Aerostar was required to pledge its interest in the LMM Lease of the LMM Airport as collateral to a leasehold mortgagee assigned by the lenders. Aerostar was financially obligated to keep a debt coverage ratio above 1.00:1.00 at the end of each quarter. During 2021, it complied with this debt coverage in each measurement period. As of November 19, 2021 the full balance of the revolving credit facility was repaid and the facility matured on December 18. 2021.

On December 30, 2020 Aerostar entered into an unsecured revolving credit line with Banco Popular de Puerto Rico of U.S.$ 20.0 million, with a term of three years. On November 15, 2023, Aerostar renewed the unsecured revolving credit line with Banco Popular de Puerto Rico until December 29, 2036. The interest is calculated at an interest rate that fluctuates between 0.5% and 3.0% and Aerostar pays a rate of 0.15% for unused credit, which is calculated on the average amount of unused principal during the year. Pre-payments are permitted at any time. To date, Aerostar has not drawn down the credit line.

On July 21, 2022, Aerostar issued 4.92% senior secured notes due 2035 in an aggregate principal amount of U.S.$200 million through a private placement. The terms of the notes require that Aerostar and its subsidiaries maintain a debt service coverage ratio of at least 1.10:1.00 through the stated maturity date of the notes. Failure to comply with these covenants would result in all amounts owed under the notes to become due and payable immediately. As of December 31, 2022 and 2023, the debt service coverage ratio calculated under the notes was 1.70:1.00 and 2.40:1.00, respectively. If we fail to comply with these covenants, our ability to pay dividends to our shareholders will be restricted.

Aeropuerto de Cancún and its joint venture partner PSP have pledged their share ownership in Aerostar as collateral for all of these senior secured notes. Since June 1, 2017, we have consolidated Aerostar’s assets and liabilities into our financial statements.

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

The syndicated credit agreement was amortized by Airplan during 2021, 2022 and 2023. The outstanding amount of the credit agreement was COP$327,797.5 million as of December 31, 2021, COP$167,897.5 million as of December 31, 2022, and COP$ $167,897.2 million as of December 31, 2023. In April 2023, Banco Popular transferred to Banco de Bogotá its interests under the syndicated loan by issuing promissory notes having the same terms and conditions that those of the original loan. The syndicated credit agreement required Airplan to maintain a debt coverage ratio of at least 2.00:1.20, as calculated pursuant to the terms of such agreement. Lenders granted Airplan a waiver to comply with such debt coverage ratio during the third quarter of 2020 and the first quarter of 2021, which was further extended until the first quarter of 2022. Following the first quarter of 2022, Airplan has complied with the required debt coverage ratio.

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

In June 2018, the Ministry of Communications and Transportation approved each of our previous master development plans, which went into effect as of January 1, 2019 and elapsed on December 31, 2023. In September 2020, the Ministry of Communications and Transportation approved the deferral of Ps. 2,292.4 million of committed investments for projects contained in the master development plans and authorized for 2020 to the year 2021, due to the health emergency generated by COVID-19. Additionally, on October 29, 2020, we filed a request with the Ministry of Infrastructure, Communications and Transportation for an extraordinary review of the Mexican maximum rates, which was approved on April 7, 2021, and resulted in a reduction in committed investments and an increase in the Mexican maximum rates in the master development plans for the years 2021 to 2023. In December 2023, the SICT approved each of our current updated master development plans, which went into effect as of January 1, 2024 and will elapse on December 31, 2028. Under the referred master development plans, our total committed investments for the regulated part of our business in all our Mexican Airports during the covered period is equal to Ps. 29,571.1. See “Item 4. Information on the Company—Mexican Regulatory Framework—Master Development Plans.”

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

The following table sets forth our historical investments in Mexico, Puerto Rico and Colombia in the periods indicated.

(thousands of
Year ended December 31,	Mexican pesos)
2021	3,800,450
2022	2,738,429
2023	1,071,715

In 2023, we spent Ps. 891.5 million in Mexico on capital expenditures in the nine airports in Mexico, principally attributed to the continuation of the expansion of the terminal building, commercial platform and roads of Merida Airport, as well as the expansion of Terminal 3 and Terminal 4, the platform and the road of Cancun Airport.

In 2023, we spent Ps. 14.3 million in Colombia on capital expenditures on projects which included, among others, the purchase of fixed assets.

In 2023, we spent Ps. 465.2 million in Puerto Rico on capital expenditures on projects which included the expansion of Terminal D and FIS reconfiguration, Tony Santana Avenue Pavement Rehabilitation and new Transportation Security Administration (TSA) offices.

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

In 2022, we spent Ps. 12.1 million in Colombia on capital expenditures on projects which included, among others, the purchase of fixed assets.

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

In 2021, we spent Ps. 261.1 million on capital expenditures in Puerto Rico including in the expansion of Terminal D.

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
(1)

Elected by ITA as holder of Series BB shares. Fernando Chico Pardo is the direct or indirect owner of 50.0% of the shares of ITA and 58,238,592 Series B shares (19.41% of our outstanding shares) as of April 15, 2024.

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

Fernando Chico Pardo. Mr. Fernando Chico Pardo has been a member of our Board of Directors and Chairman of the Board since April 28, 2005. He was our Chief Executive Officer from January 19, 2007 until June 1, 2011. He is the founder and President of Promecap, S.C. established in 1997, he is the Co-President of the port and rail operator Carrix, Inc, and a member of the board of directors of BBVA. Previously, Mr. Fernando Chico Pardo was the Partner and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V., Partner and Chief Executive Officer of Acciones e Inversora Bursatil S.A. de C.V. Casa de Bolsa, founder and Chairman of Acciones y Asesoria Bursatil, S.A. de C.V. Casa de Bolsa, Director of Metals Procurement at Salomon Brothers (New York), Latin America Representative for Mocatta Metals Corporation, Mexico Representative for Standard Chartered Bank (London) and consultant to BBVA. Mr. Fernando Chico Pardo has also been on the boards of directors of, among others, Grupo Financiero Inbursa, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México, Cultiba and Grupo Posadas de México. He is 72 years old. Mr. Fernando Chico Pardo was appointed by ITA.

Ricardo Guajardo Touché. Mr. Guajardo is an independent member of our Board of Directors and President of our Audit and Corporate Practices Committee. He was President of Grupo Financiero BBVA, S.A. from 1999 to 2004, and President and Chief Executive Officer of Grupo Financiero BBVA, S.A. from 1991 to 1999. He has previously served on the boards of directors of Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”), Grupo Industrial Alfa, El Puerto de Liverpool, Fomento Económico Mexicano (“FEMSA”), Grupo Bimbo, and Grupo Coppel. He is currently on the boards of directors of Coca Cola Femsa (“KOF”), Grupo Vitro, and BBVA. He is 75 years old. Mr. Guajardo is an independent director.

Francisco Garza Zambrano. Mr. Garza is a member of our Board of Directors and he has served as President of Cementos Mexicanos of North America and Trading, as President of Cementos Mexicanos Mexico, as President of Cementos Mexicanos Panama, as President of Cementos Mexicanos Venezuela and as President of Cementos Mexicanos U.S.A. He was formerly on the Board of Directors of Control Administrativo Mexicano S.A. de C.V., Vitro Plano, S.A. de C.V., Cámara Nacional del Cemento, Club Industrial, A.C. and Fundación Mexicana para la Salud, and is currently on the board of the Universidad de Monterrey, the Roberto Garza Sada Centre for Art, Architecture and Design, and the FIDECULTURAL Technical Committee. He is 68 years old. Mr. Garza is an independent director.

Guillermo Ortiz Martínez. Mr. Ortiz is a member of our Board of Directors and Financial Expert of the Audit Committee. He has served as the Chairman of the Board of Directors of Grupo Financiero Banorte. Previously, he was Governor of the Bank of Mexico for two terms, from 1998 to 2003, and from 2004 to 2009. From 1994 to 1997, he was Mexico’s Public Finance Minister. Mr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994. Prior to that, between 1984 and 1988, he occupied the position of Executive Director of the International Monetary Fund (IMF). From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research. Mr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry. During 2009 he was employed as Chairman of the Bank for International Settlements based in Basel, Switzerland. He is 75 years old. Mr. Ortiz is an independent director.

Rasmus Christiansen. Mr. Christiansen previously served as the Chief Executive Officer of Copenhagen Airports International A/S, responsible for management and advisory services for CPH’s international investments. Before joining Copenhagen Airports, Mr. Christiansen was the director and owner of an import/export company in Hungary (1993 – 1999). Prior to this, he was Vice President of Dolce International, Hotels and Conference centers. He joined Copenhagen Airports A/S in 1999 as the Development and Acquisitions Director. In 2005 he became the Vice President and in 2007 CEO of Copenhagen Airports International. He is also a board member of CPH International A/S and Newcastle International Airport Ltd. as well as Chairman of the Danish Schou Foundation. Mr. Christiansen is 72 years old and was born in Denmark. Mr. Christiansen is an independent director.

José Antonio Pérez Antón. Mr. Pérez Antón has been Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005. He has worked for ADO since 1996. Mr. Pérez Antón is also currently the Vice President of the Cámara Nacional del Autotransporte de Pasaje y Turismo (the Mexican National Chamber of Intercity and Tourism Transportation, or CANAPAT), he is a Counselor at ITI (the Intermodal Transportation Institute, based in Denver), and a member of the Mexican Business Council. He is 51 years old.

Aurelio Pérez Alonso. Mr. Pérez Alonso has been Deputy Chief Executive Officer of Grupo ADO since 2006 and a member of the Board of Directors of Grupo ADO since 2005. Before joining the company in 1998, Mr. Pérez Alonso was a consultant for Arthur Andersen and he is currently a member of the Board of Directors of CANAPAT. He is 52 years old.

Pablo Chico Hernández. Mr. Chico Hernández graduated from the Iberoamericana University in Mexico City with a degree in Business Administration, and obtained an MBA at Southern Methodist University in Dallas, TX, specializing in Finance and Entrepreneurship. He has worked for Promecap, S.C., and for Prudential Bank Mexico. He currently works for SSA Marine, Inc, a marine and rail transport logistics company based in Seattle, Washington. He is 39 years old.

Bárbara Garza Lagüera Gonda. Ms. Garza Lagüera is an alternate member of the board of directors of FEMSA, the Vice-Chairman of the board of directors of ITESM Campus Mexico City, a member of the boards of directors of Fresnillo, Plc., Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliario La Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V., Controladora Pentafem, S.A.P.I. de C.V., BECL, S.A. de C.V., Soluciones Financieras (SOLFI), Fondo para la Paz, and Museo Franz Mayer, and a member of the supervision commission of the Fondo Nacional para la Cultura y las Artes (FONCA). She is 64 years old. Ms. Garza Lagüera is an independent director.

Heliane Marie Luise Steden Ms. Steden is a managing director at Merrill Lynch and a member of the company’s flagship New York International Office. She joined Merrill Lynch in 1999, after working for Bankers Trust and Deutsche Bank. She is also on the Board of Trustees of the University of Southern California. While studying business administration at USC, Steden was a three-time All American women’s tennis player, and went on to pursue a five-year professional career in tennis. She is 59 years old. Ms. Steden is an independent director.

Diana Maria Chavez Varela. Ms. Chavez is the Executive Director and Chairperson of the Board of CIFAL, a private sector center promoting research for the implementation of United Nations sustainability goals and initiatives in Bogotá, Colombia. In addition to her role as Vice-Chair of the Board of Trustees and Chair of the Finance Committee of UNITAR, Ms. Chávez served as the Director of the Regional Center for the UN Global Compact in Latin America and the Caribbean. She is the first woman to chair the UN Forum on Business and Human Rights. Her diverse professional career spans multilateral processes, sustainability, international corporation mergers, diplomacy, and external relations. Ms. Chávez holds an undergraduate degree in English literature, with further studies in national security and negotiation. She has earned Master’s Degrees, in both, International Relations and Business Administration. She is 52 years old. Ms. Chavez is an independent director.

Senior Management

Pursuant to our bylaws, the holders of Series BB shares are entitled to present the Board of Directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers. Currently, five executive officers report directly to the chief executive officer, one of whom was appointed by ITA as holder of the BB shares.

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

Adolfo Castro Rivas. Mr. Castro was appointed as our Chief Executive Officer in June 2011. Mr. Castro has been our Director of Finance (Chief Financial Officer) since January 2000. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. de C.V. and an auditor and consultant with Coopers & Lybrand. Mr. Castro is also member of the Board of Directors of Red de Carreteras de Occidente, S.A.B. de C.V. He is 60 years old.

Carlos Trueba Coll. Mr. Trueba has been the Director of Cancún Airport since March 1, 2010. Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004). He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares. He is 60 years old.

Héctor Navarrete Muñoz. Mr. Navarrete is the Director of Regional Airports. Previously, Mr. Navarrete was the Administrator of Mérida Airport, Director of the Board of Culture and Tourism of the state of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security. He is 67 years old.

Claudio Góngora Morales. Mr. Góngora has been General Counsel since 1999. He is Legal Director of ASUR (from 2001). Mr. Góngora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compañía Exploradora del Istmo, S.A. de C.V. He has been Deputy Legal Director of Comisión de Fomento Minero, as well as Chief Legal Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 72 years old.

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

Alejandro Pantoja López. Mr. Pantoja was appointed as our Chief Infrastructure and Compliance Officer in August 2013. Previously, he held a series of positions in ASUR, including Administrator of Veracruz Airport (from 2001 to 2013). He has also held executive posts in the companies Internacional de Contenedores de Veracruz and Ferrocarril del Sureste. He is 63 years old.

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

Compensation of Directors and Senior Management

Members of our Board of Directors and the members of our committees received Ps.10.3 million in aggregate compensation for the year ended December 31, 2023. We paid an aggregate amount of approximately Ps. 171.6 million in 2023 for the services of our executive officers.

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

The Sustainability Committee was formed on December 1, 2022, and is composed of three members. The Committee has established the following priority issues in connection with the Company’s environmental, social and governance (ESG) program: (i) environmental objective, including actions to monitor, reduce and compensate carbon emissions, protect and restore biodiversity and nature, measures to reduce water consumption and recycle wastewater, measures to increase percentage of recycled waste; (ii) social objectives, including the improvement of food and water safety programs, creating support programs for women and basic education and training programs for young people; and (iii) governance objectives, including implementing measures to increase diversity on our Board of Directors and Committees, succession plans for board members and key executives, creating strategies to resolve overboarding and optimization of transparency with our stockholders. The current members of the Sustainability Committee are Diana María Chávez Varela (President), Claudio Góngora Morales and Alistair McCreadie.

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

Employees

The following table sets forth the number of employees in various positions as of the end of 2021, 2022 and 2023.

	As of December 31,
	2021	2022	2023
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	8	—	—
México
Cancún Airport	433	444	481
Cozumel Airport	27	26	27
Huatulco Airport	23	23	23
Mérida Airport	64	65	64
Minatitlán Airport	20	19	18
Oaxaca Airport	28	28	28
Tapachula Airport	23	22	25
Veracruz Airport	35	34	35
Villahermosa Airport	33	35	34
Cancún Airports Services, S.A.	239	242	245
Total Mexico	933	938	980
Colombia
Airplan (Corporate Office)	88	70	83
Carepa Airport	26	28	29
Corozal Airport	22	19	18
Medellín Airport (Enrique Olaya Herrera)	48	46	46
Rionegro Airport (José María Córdova)	115	111	136
Montería Airport	45	44	43
Quibdó Airport	24	38	37
Total Colombia	368	356	392
San Juan Airport	97	98	104
Total Puerto Rico	97	98	104
Total Administrative Employees	1398	1392	1476
Unionized Employees(2)
México
Cancún Airport	162	165	169
Cozumel Airport	35	35	36
Huatulco Airport	20	20	20
Mérida Airport	45	47	46
Minatitlán Airport	16	14	16
Oaxaca Airport	23	23	23
Tapachula Airport	24	24	24
Veracruz Airport	27	25	27
Villahermosa Airport	27	25	26
Total México	379	378	387
Colombia
Carepa Airport	—	—	—
Corozal Airport	—	—	—
Medellín Airport (Enrique Olaya Herrera)	—	—	—
Rionegro Airport (José María Córdova)	—	—	—
Montería Airport	—	—	—
Quibdó Airport	—	—	—
Total Colombia	—	—	—
San Juan Airport	—	17	19
Total Puerto Rico	—	17	19
Total Union Employees	379	395	406
(1)	On February 2022, we transferred all of the non-unionized administrative employees by each of our airport operating subsidiaries.
(2)	On June 2021, we transferred all of our unionized personnel from our airport operating subsidiaries.

As of December 31, 2021, 2022 and 2023, we had 1,777, 1,787 and 1,882 total employees (administrative and unionized), respectively.

As of December 31, 2021, 2022, and 2023, 21.3%, 22.1% and 21.6%, respectively, of our employees were members of labor unions.

During 2021 we initiated the transfer of all employees of RH ASUR, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V., two subsidiaries wholly-owned by us, that provided administrative and personnel services, so that they become employees of the corresponding Mexico airport where they operate. This transition was completed in February 2022. As of June 10, 2021 and February 2022, respectively, all unionized and non-unionized personnel are hired by each of our respective airport subsidiaries, and RH ASUR, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V.do not have any employees as of such dates.

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

Item 7.Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Capital Stock Structure

The following table sets forth the current ownership of outstanding shares as of April 15, 2024, to the extent of our knowledge.

			Percentage of total
	Number of Shares		share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
CHPAF Holdings, S.A.P.I. de C.V. (1)(2)(3)(4)(5)	62,024,998	—	20.67%	—
Inversiones Productivas Kierke S.A .de C.V.	36,989,770		12.33%
Grupo ADO, S.A. de C.V.(6)	4,002,750	—	1.33%	—
ITA, through Bancomext (1)(2)(3)(4)(6)	—	22,950,000	—	7.65%
Other Public(1)	174,032,482	—	58.02%	—
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

(6)	Grupo ADO, S.A. de C.V. indirectly owns 50.0% of ITA through its subsidiary, Inversiones Kierke, which in turn owns, directly or indirectly, 36,989,770 of our Series “B” shares.

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

As of December 31, 2021, 2022 and 2023, the accounts pending payment with related parties are as follows:

	At December 31,
	2021	2022	2023

	(millions of Mexican pesos)
Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.(1)	127.4	169.7	178.3
Lava Tap de Chiapas S.A De C.V	0.5	—	—
Total Accounts Payable	127.9	169.7	178.3
(1)	Shareholder

As of December 31, 2021, 2022 and 2023, the accounts pending receipt with related parties are as follows:

	At December 31,
	2021	2022	2023

	(millions of Mexican pesos)
Accounts Receivable:
Autobuses Golfo Pacífico, S. A. de C. V.(1)	0.0	0.0	0.0
Total Accounts Receivable	0.0	0.0	0.0
(1)	Shareholder

During the years ending December 31, 2021, 2022 and 2023, the following transactions with related parties were carried out:

	Year Ended December 31,
	2021		2022		2023

		(millions of Mexican pesos)
Commercial revenues	Ps.	18.4	Ps.	23.7	Ps.	28.7
Technical assistance		(391.7)		(643.9)		(715.5)
Leases		(5.9)		(4.6)		(5.8)
Cleaning services		(12.3)		—		—

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

Pursuant to the Technical Assistance Agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us. Although Copenhagen Airports ceased to be a shareholder in October 2010, and after the consummation of the sale of a company that owns 49.0% of ITA to Grupo ADO, the Technical Assistance Agreement continues in force and will remain in force. The Technical Assistance Agreement entitles ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our Board of Directors. The agreement also grants us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The agreement had an initial 15-year term which expired in 2013, and was automatically renewed for a successive five-year term on the same conditions on December 18, 2013. We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement). Effective as of January 1, 2024, the applicable rate for the technical assistance agreement was reduced from 5.0% to 2.5%. The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in “Item 6. Directors, Senior Management and Employees—Committees.” In 2020, 2021 and 2022, we recognized expenses of U.S.$8.8 million, U.S.$19.1 million and U.S.$ 33.0 million, respectively, pursuant to the technical assistance agreement. We did not owe ITA additional expenses in 2021, 2022, and 2023.

Arrangements with Entities Controlled by Fernando Chico Pardo

We rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.

Compensation to Directors and Officers

In 2021, we provided Ps. 122.3 million in compensation to executive officers and Ps. 8.1 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2022, we provided Ps. 166.9 million in compensation to executive officers and Ps. 8.7 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2023, we provided Ps. 171.6 million in compensation to executive officers and Ps. 10.3 million in compensation to the Board of Directors and the committees of the Board of Directors.

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

At present, a number of labor-law claims have been filed against us mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects. We are currently pursuing judicial remedies and no ruling has been handed down at the date of this report. As of December 31, 2023, we have not established a provision for this item.

In addition, Aeropuerto de Cancún is appealing a decision from the Quintana Roo’s Tax Authority concerning a tax issue relating to the amortization of its concession for tax purposes. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—We participated in a tax amnesty program implemented by the Mexican federal government.”

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

On June 30, 2022, the Supreme Court of Puerto Rico issued a judgment in favor of Aerostar, determining that Aerostar is the only entity entitled to collect and withhold charges for aviation fuel dispatched from the LMM Airport. As a result of this favorable ruling, in May 2023 Aerostar recovered an amount of U.S.$15.6 million in connection with fuel dispatch charges accrued from 2013 to 2022.

On August 21, 2019, the Board of Commissioners of COFECE in Mexico notified our Aeropuerto de Cancún of a decision issued on July 25, 2019, which provides for: (i) administrative liability for monopolistic practices (as described in Article 56, Section V of the LFCE (refusal of access)) and (ii) a fine of Ps. 73 million. We appealed COFECE’s decision in November 2023. In November 2023, a Federal specialized Judge granted to Aeropuerto de Cancún constitutional protection against COFECE’s decision and ordered the Board of Commissioners to review and justify whether and as of when the company actually incurred in the relative monopolist practice of “refusal to deal”. Both COFECE and Aeropuerto de Cancun filed appeals against this judgment, currently under review by a specialized Court of Appeals.

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

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under IFRS. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., as of December 31, 2023, is Ps. 2,542.2 million (which includes the required allocation corresponding to year 2022 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Currently, dividends paid to non-resident holders with respect to our Series B shares and ADSs are subject to Mexican withholding tax at the rate of 10.0% on the gross amount of the dividend distributed. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor of 1.4286. Corporate tax rates of 30.0% in 2021, 2022 and 2023 are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax for the 2023 fiscal year or the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2023, the credit would be applicable against the Mexican corporate income tax for the fiscal year ended 2023 or the Mexican corporate income tax corresponding to the following two fiscal years. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2023, we had distributable earnings in an amount of Ps. 23,753.1 million which, if paid from our CUFIN, would not be subject to additional corporate income tax, would not be subject to tax withholding if paid in respect of distributable earnings generated prior to 2014 and could be subject to a 10% tax withholding if paid in respect of distributable earnings generated as of 2014. Our CUFIN amounted to Ps. 20,812.9 million, and Ps. 23,753.1 million, as of December 31, 2022, and 2023, respectively.

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

At the general stockholders’ meeting held on April 26, 2023, our stockholders approved to set aside 5% of the accumulated net profits for the year ended December 31, 2022 to increase our legal reserve, in accordance with Article 20 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles). In that same meeting, our stockholders approved the payment of an ordinary cash dividend from accumulated retained earnings in the amount of Ps. 9.93 per share, payable in May 2023, as well as an extraordinary cash dividend from accumulated retained earnings in the amount of Ps. 10.00 per share, payable in November 2023, each to be paid in a single installment to each of the outstanding, common, Series “B” and “BB”. Our stockholders also approved to set aside all remaining accumulated net profits for the year ended December 31, 2022 for the repurchase of shares by the Company during the fiscal year 2022, pursuant to Article 56 of the Securities Market Law.

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

Our common ADSs, each representing 10 Series B common shares of our capital stock, are traded on the NYSE under the ticker symbol “ASR.” The Bank of New York Mellon serves as the depositary for our common ADSs. On April 11, 2024, there were 7,989,906 common ADSs outstanding, representing 26.63% of our total share capital.

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

Purposes

The purposes of our company include the following:

●	to acquire shares, ownership or other interests in companies engaged in the management, operation, including providing airport, complementary and commercial services, construction and/or use of civil aerodromes and in accordance with the Mexican Airport Law and its regulations, as well as to hold capital stock in companies that provide any other type of services and to vote the shares of any such companies; to sell, transfer or dispose of any such shares or ownership interests or other securities allowed by law;
●	to receive and to provide the services as required to carry out our corporate purposes, including, without limitation, technical consulting services in the industrial, administrative, accounting, marketing or finance fields, in connection with the management, operation, construction and/or utilization of airports;
●	to request and obtain concessions and permits for the management, operation, construction and/or utilization of airports, as well as for providing any other services necessary for the use of such airports and for carrying out any activity which supports and is related with such purpose;
●	to request and obtain, under any title, either by itself or through its subsidiaries, concessions and permits for management, operation, construction, and/or use of airports, as well as for providing any other necessary services for the use of such airports and for carrying out any related activity that supports and is related to the main purpose;
●	to obtain, acquire, use, license or dispose of all types of patents, certificates of invention, registered trademarks, trade names, copyright or rights with regard thereto, whether in Mexico or abroad;
●	to obtain all types of loans or credits, with or without specific guarantee, and to grant loans, in each case, in the ordinary course of business of the Company;
●	to grant any kind of guaranty and security on issued negotiable instruments or obligations assumed by the Company or by companies in which the Company may hold ownership interests, in each case, in the ordinary course of business of the Company;
●	to issue and subscribe all kinds of negotiable instruments, accept and endorse them, including obligations with or without security interest;
●	to issue any unsubscribed shares of our capital stock to be kept in our treasury in order to be delivered upon subscription thereof, as well as to execute option agreements that grant to third parties the right to subscribe and pay for our shares;
●	to hold, possess, sell, transfer, dispose of or lease any assets, or real or personal property that may be necessary or convenient to carry out our corporate purposes; and
●	generally, to carry out and perform all actions, agreements and related, incidental or ancillary transactions in furtherance of the above-mentioned purposes.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 15, 2024:

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

The limitation referred to in item 3 above, shall not include the payment of consideration resulting from the execution of agreements related to the offer (including assignment agreements, termination agreements, or any other type of agreement that the company must enter into with the strategic partner) that would imply a positive or negative obligation for the benefit of the offeror or the company, provided that such agreements have been approved by the company’s Board of Directors, taking into account the opinion of the Audit and Corporate Practices Committee, and have been previously disclosed to the investing public).

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

We, through our Cancún subsidiary, have entered into a series of agreements with the shareholders of Airplan and Oriente, entities that hold concessions to operate several airports in Colombia. In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of the stake in Airplan. We terminated our agreement to purchase Oriente in 2018. In May 2023, Aeropuertos de Cancun, through a subsidiary in the United States, entered into an investment agreement with Bávaro International Airport AIB, S.A.S. (AIB), CVC One, Inc., Grupo Abrisa, S.R.L., Muñoz Investment Banking Group Fund, LLC, Abraham Jorge Hazoury Toral and Alberto Alejandro Durán Santana for purposes of developing, constructing and operating an international airport in Bavaro, Dominican Republic. See “—Recent Developments” under “Item 5. Operating and Financial Review and Prospects.”

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

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) in Regulations promulgated in December 2021, and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with the specific requirements set forth in such guidance, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 Regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Subject to certain exceptions for short-term and hedged positions and the application of the passive foreign investment company (“PFIC”) rules discussed further below, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the Series B shares or ADSs will be subject to tax at a reduced rate if the dividends are “qualified dividends.” Dividends will be treated as qualified dividends if: (i) (A) the dividends are received on Series B shares or ADSs which are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 and 2023 taxable years. Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or the reasonably foreseeable future, although there can be no assurance in this regard.

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

A U.S. holder generally will not be entitled to credit any Mexican tax imposed on the sale or other disposition of the shares against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax for U.S. foreign tax credit purposes, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the Series B shares or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares or ADSs.

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

Although we believe that we were not a PFIC in 2022 and 2023 do not anticipate becoming a PFIC in the current year or the reasonably foreseeable future, the determination whether we are a PFIC will be made annually depending on the particular facts and circumstances, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month. In 2021, 2022 and 2023, 21.1%, 27.2% and 27.8%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. In addition, a substantial portion of our contracts with providers of commercial services are denominated in U.S. dollars. In 2021, 2022 and 2023, 30.6%, 31.0% and 33.2%, respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars. Substantially all of our other revenues are denominated in Mexican pesos. Substantially all of our consolidated costs and expenses are denominated in Mexican pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2023, we estimate that our revenues for the year ended December 31, 2023 would have increased by Ps. 359.9 million.

As of December 31, 2021, 2022 and 2023, 50.3%, 68.6% and 55.0%, respectively, of our cash, cash equivalents and investments in financial instruments were denominated in dollars. Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2023, we estimate that the value of our cash and cash equivalents and investments in financial instruments as of December 31, 2023 would have increased by Ps. 476.3 million.

As of December 31, 2023, 90.2% of our foreign currency indebtedness was denominated in U.S. dollars and 9.8% was denominated in Colombian pesos. A decrease in the value of the Mexican peso relative to the dollar will increase the cost in pesos of servicing our U.S. dollar denominated indebtedness. Based on a 5.0% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2023, we estimate that our long term debt as of December 31, 2023 would have increased by Ps. 437.4 million.

As of December 31, 2021, 2022 and 2023, we did not have any outstanding forward foreign exchange contracts.

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

Based on a 1.0% increase in TIIE, we estimate that the cost of our debt service for the year ended December 31, 2023 would have increased by Ps. 2.5 million in 2023. Based on a 1.0% increase in DTF, we estimate that the cost of our debt service for the year ended December 31, 2023 would have increased by Ps. 0.7 million in 2023.

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

Fees payable by the depositary

From January 1, 2022 through December 31, 2023, the depositary reimbursed or otherwise paid us approximately U.S.$80.0 thousand in compensation in connection with the ADS program. Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), and legal fees.

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

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.Controls and Procedures

The Company’s management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. We conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 using the criteria set forth in the “Internal Control – Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, as stated in the report included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during 2023 that materially affected, or was reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Pricewaterhousecoopers, S.C., during the fiscal years ended December 31, 2022 and 2023:

	Year ended December 31,
	(thousands of Mexican pesos)
	2022		2023
Audit fees		38,073	38,637
Audit-related fees		—	—
Tax		1,495	1,272
All others		250	—
Total fees	Ps.	39,818	39,909

Audit fees in the above table are the aggregate fees billed by Pricewaterhousecoopers, S.C., in connection with the audit of our annual financial statements and the review of our interim financial statements as well as statutory and regulatory audits.

Tax fees in the above table refer to the aggregate fees billed by Pricewaterhousecoopers, S.C., for local tax compliance services and transfer pricing services.

All other fees refer to fees billed by PricewaterhouseCoopers, S.C., for an online platform membership for training and general updating, on accounting, tax and financial issues.

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

Our Audit and Corporate Practices Committee prepares an annual report on its activities, which is distributed prior to our annual meeting by our Board of Directors to shareholders as of the record date.

Item 16D.   Exemptions from the Listing Standards for Audit and Corporate Practices Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not, directly or indirectly, purchase any of our equity securities in 2022. The table below sets forth, for the periods indicated, the total number of shares purchased by us or on our behalf, or by an affiliated purchaser or on behalf of an affiliated purchaser, the average price paid per share, the total number of shares purchased as a part of a publicly announced repurchase plan or program and the maximum number (or approximate dollar value) of shares that may yet be purchased under our plans and programs.

			(c) Total number	(d) Maximum number
	(a) Total	(b) Average	of shares purchased	of shares that may
	number of	price paid	as part of publicly	yet be purchased
	shares	per share	announced	under the
2023	purchased	in Pesos	plans or programs	plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30(1)	286,408	U.S.$412.69	—	—
July 1-31	—	—	—	—
August 1-31(2)	227,901	U.S.$272.07	—	—
September 1-30(1)	1,346,305	U.S.$401.68	—	—
October 1-31(1)	2,153,693	U.S.$381.88	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—
2023 Total	—	—	—	—

(1)

Our Chairman of the Board of Directors Fernando Chico Pardo owns, directly or indirectly, 99.99% of CHPAF Holdings, S.A.P.I. de C.V., which purchased 3,786,406 Series B shares in the open market in June, September and October 2023.

(2)	Grupo ADO, S.A. de C.V. indirectly owns 50.0% of ITA through its subsidiary, Inversiones Kierke, which in turn owns, directly or indirectly, 36,989,770 of our Series “B” shares.

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

The principal characteristics of our Audit and Corporate Practices Committee are as follows:

● Our Audit and Corporate Practices Committee is composed of three members, all of whom are members of our Board of Directors.

● All of the members of our Audit and Corporate Practices Committee and the committee’s Chairman are independent.

● The Chairman of the Audit and Corporate Practices Committee is appointed and/or removed exclusively by the general shareholders’ meeting.

● Our Audit and Corporate Practices Committee operates pursuant to provisions in the Mexican Securities Market Law and our bylaws.

● Our Audit and Corporate Practices Committee submits an annual report regarding its activities to our Board of

NYSE Standards	Our Corporate Governance Practice

Directors and presents that report at the annual stockholders’ meeting.

The duties of our Audit and Corporate Practices Committee include, among others, the following:

● overseeing of our internal auditing and controls systems,

● appointing, removing and supervising our external auditor,

● ensuring compliance with our bylaws by officers and directors of the company and its subsidiaries,

● making recommendations to the Nomination and Compensation Committee with respect to the removal of directors and officers for violations of the bylaws or any other applicable legal provision,

●
overseeing compliance with the corporate governance provisions as set forth in the General Law of Business Companies (Ley General de Sociedades Mercantiles), and the Mexican Securities Market Law and protection of minority shareholder rights,

● overseeing related-party transactions, and

● preparing certain periodic reports for the Board of Directors pursuant to the Mexican Securities Market Law and our bylaws.

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

The duties of our Audit and Corporate Practices Committee with regard to corporate practices are, among others, the following:

● evaluating the performance of relevant officers, reviewing related-party transactions, and determining the total compensation package of the chief executive officer.

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

The duties of our Nomination and Compensation Committee include, among others, the following:

● proposing individuals to serve as directors at the shareholders meeting,

NYSE Standards	Our Corporate Governance Practice

● proposing individuals to serve as officers to the Board of Directors,

● proposing compensation for directors and officers at the shareholders’ meeting or to the Board of Directors, as applicable,

● proposing for consideration at the shareholders’ meeting the removal of members of the Board of Directors and officers, and

● submitting an annual report on its activities to the Board of Directors and the shareholders.

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

Item 16I.Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policies

Not applicable.

Item 16K.Cybersecurity

Risk Management and Strategy

We maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft, fraud, extortion harm to employees or customers, violation of privacy laws and other litigation and legal risk, and reputational risk, as part of our overall risk management system and processes. Cybersecurity risks are considered in the risk management annual reports submitted to the Audit Committee.

Key components of our cybersecurity risk management processes include the following:

•	cybersecurity processes designed to conform to the National Institute of Standards and Technology Cybersecurity Framework,
•	a multidisciplinary Information and Technology (IT) team in charge of managing cybersecurity risk and responding to cyber incidents,
•	the IT team has been trained and has professional certifications in computer security,
•	a cyber incident response plan has been developed, which includes internal escalation towards senior management and the board of directors, as well as disclosure to the stock exchange, if necessary,
•

the cybersecurity processes are reviewed, tested, updated and approved, according to our internal policies, which include, among others, conducting assessment tests and disaster recovery plans to test the main components of our IT infrastructure, and

•

a third-party cyber risk management process for vendors that includes, among other things, a security assessment to determine whether they are aware of vulnerabilities and associated risks before engagingthem and using their services. Additionally, we regularly conduct vulnerability scans, validation of anti-malware and anti-intrusion systems, as well as network segmentation and content filtering. If during our security assessments, we identify potential cybersecurity risks, we restrict the access to that provider to our systems.

Additionally, in connection with our cybersecurity risk management processes, our internal experts perform several tests aimed to validate the effectiveness of the cybersecurity risk management processes.

We engage with external legal counsel on any matters relating to cybersecurity risk management, and also engage third-parties to provide trainings or to facilitate tabletop exercises.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents See “Risk Factors” in Item 3 of this Annual Report on Form 20-F for more information on our cybersecurity related risks.

Governance

Management

The cybersecurity risk management processes described above are conducted by the IT Manager and Chief Information Security Officer CISO, who is graduated in computer science and has a masters in information technology. Additionally, he has obtained several international certifications, including Certified Information Systems Auditor (CISA) from ISACA, Certified Information Systems Security Professional (CISSP) from ISC2, and Certified Ethical Hacker (C|EH) and Certified Hacking Forensic Investigator (CHFI) from EC-Council. He has more than 30 years of experience in information technology areas, focused on cybersecurity and systems auditing.

Additionally, there is a cybersecurity committee comprised of the Chief Executive Officer, Legal director, Audit Manager and IT Manager. This committee meets every time there is a cybersecurity incident that impacts the Company and is in charge of performing a materiality analysis of such cybersecurity incidents, taking into consideration the scope, cost, operational/commercial impact, regulatory compliance, legal and reputational impact, among others.

Board of Directors

The board of director’s Audit Committee is primarily responsible for the oversight of risks from cybersecurity threats, , as well as for the review and approval of cybersecurity-related policies. as well as for the review and approval of cybersecurity-related policies. The Audit Committee has decided to retain the oversight of risks in connection with cybersecurity threats, due to the importance of cybersecurity-related risks to our stakeholders.

To fulfill this responsibility, the Audit Committee receives reports about cybersecurity incidents. Additionally, on a quarterly basis the Audit Manager and the external audit associate report to the Audit Committee any relevant cybersecurity risks and incidents identified during the relevant period. Finally, as part of the annual risk assessment, the Audit Committee reviews and approves the cybersecurity processes.

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

4.18

Amendment to Exhibit 7 of the Company’s concession titles dated as of October 19, 2023 (amending the original concession titles dated as of June 29, 1998, as amended on March 19, 1999) in connection with the Company’a Mexican Airports.

8.1	List of material subsidiaries of the Company.

11.1	Code of Ethics (incorporated by reference to our Form 20-F filed on June 16, 2004).

12.1	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Policy for the Recovery of Erroneously Awarded Compensation.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File. Formatted in Inline XBRL and contained in exhibit 101.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

By:	/s/ Adolfo Castro Rivas
	Name:	Adolfo Castro Rivas
	Title:	Chief Executive Officer

Dated: April 15, 2024

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

December 31, 2021, 2022 and 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Regulated Revenues - Compliance with the Price Regulation Maximum Rate Stated in the Mexican Concession Agreements

As described in Notes 3, 18 and 19 to the consolidated financial statements, the Company recognized total regulated revenues for the year ended December 31, 2023 of Ps.11,695 million, which was derived from airports operated in Mexico. Revenue is measured based on the consideration specified in the tariff regulating system applicable to airports in Mexico for each performance obligation identified. As disclosed by management, the system of price regulation applicable to the Company’s Mexican airports establishes an annual maximum rate for each airport for each year through December 31, 2023, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kg (220 pounds) of cargo) that the Company may earn at each airport from services subject to price regulation. If the maximum annual rate is exceeded, the government authorities could revoke one or more of the Company’s airport concessions in Mexico. Management monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate limits at each of the airports operated by the Company in Mexico. Determining whether revenues are in excess of the maximum rates established in the concession is complex and management must obtain specific information, such as passenger traffic and cargo statistics, as well as inputs such as the National Producer Price Index (excluding oil), authorized rates for airport services and the Rate for Airport Use published by the Mexican regulator.

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

Mexico City, April 15, 2024

We have served as the Company’s auditor since 1998.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Financial Position

December 31, 2022 and 2023

Thousands of Mexican pesos

	December 31,
	2022		2023
Assets
CURRENT ASSETS:
Cash and cash equivalents (Note 5)	Ps.	13,174,991	Ps.	13,872,897
Restricted cash (Note 5.1)		1,420,728		1,615,400
Accounts receivable - Net (Note 6.1)		2,541,923		2,317,818
Receivable from third parties		148,618		100,696
Recoverable income taxes (Note 13)		181,619		332,060
Creditable value added tax		262,015		116,697
Inventory		64,716		60,360
Other assets		285,560		317,269
Total current assets		18,080,170		18,733,197
NON-CURRENT ASSETS:
Investment in financial instruments (Note 6.4)		—		1,818,949
Land, furniture and equipment - Net (Note 7)		171,004		184,016
Intangible assets, airport concessions and goodwill - Net (Note 8)		52,658,081		49,310,063
Investment accounted trought the equity method (Note 17.2.g)		10,266		296,199
Total assets	Ps.	70,919,521	Ps.	70,342,424
Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Bank loans (Note 10)	Ps.	1,492,781	Ps.	889,591
Short term debt (Note 11)		377,215		344,048
Income tax payable		879,473		789,299
Accounts payable and accrued expenses (Note 9)		2,814,504		2,804,289
Total current liabilities		5,563,973		4,827,227
NON-CURRENT LIABILITIES:
Bank loans (Note 10)		3,442,804		2,586,932
Long-term debt (Note 11)		9,891,961		8,404,199
Deferred income tax (Note 13)		2,972,522		2,897,858
Employee benefits obligations		32,654		35,010
Total liabilities		21,903,914		18,751,226
STOCKHOLDERS’ EQUITY (Note 12):
Capital stock		7,767,276		7,767,276
Capital reserves		13,839,964		14,096,799
Other comprehensive income		(717,910)		(1,619,693)
Retained earnings		20,731,444		24,700,966
Controlling interest		41,620,774		44,945,348
Non-Controlling interest		7,394,833		6,645,850
Total stockholders’ equity		49,015,607		51,591,198
Total liabilities and stockholders’ equity	Ps.	70,919,521	Ps.	70,342,424

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Comprehensive Income

For the periods ended on December 31, 2021, 2022 and 2023

Thousands of Mexican pesos, except earnings per share

	For the period ended December 31,
	2021		2022		2023
Revenue (Notes 3, 18 and 19.1):
Aeronautical services	Ps.	9,408,599	Ps.	14,072,517	Ps.	15,223,096
Non-aeronautical services		6,229,896		8,548,671		9,295,915
Construction services (Note 3.1.3)		3,146,166		2,692,694		1,302,633
Total revenue		18,784,661		25,313,882		25,821,644
Operating costs and expenses (Note 4):
Cost of aeronautical and non-aeronautical services		6,717,665		7,982,210		8,956,286
Cost of construction services		3,146,166		2,692,694		1,302,633
Administrative expenses		263,156		287,061		319,200
Total operating costs and expenses		10,126,987		10,961,965		10,578,119
Other Income (Note 3.2 and 15.i)		—		346,232		—
Operating profit		8,657,674		14,698,149		15,243,525
Interest income		202,146		450,261		1,349,317
Interest expense		(842,386)		(855,518)		(1,125,862)
Exchange income on foreign currency		373,434		371,228		771,746
Exchange loss on foreign currency		(264,833)		(579,387)		(1,608,954)
		(531,639)		(613,416)		(613,753)
Share of loss of the investment accounted trought the equity method (Note 17.2.e)		—		—		(9,685)
Net income before income taxes		8,126,035		14,084,733		14,620,087
Income taxes (Note 13):
Income tax		1,728,507		3,438,809		3,944,143
Net income for the year	Ps.	6,397,528	Ps.	10,645,924	Ps.	10,675,944
Net income for the year attributable to:
Controlling interest	Ps.	5,983,747	Ps.	9,986,548	Ps.	10,203,713
Non-Controlling interest		413,781		659,376		472,231
	Ps.	6,397,528	Ps.	10,645,924	Ps.	10,675,944
Other comprehensive income:
Items that will not be reclassified to income for the period:
Remeasurement of labor obligations	Ps.	(1,895)	Ps.	(1,833)	Ps.	1,644
Items that might be reclassified to income for the period:
Effect of the foreign currency translation in subsidiaries		144,217		(1,767,962)		(1,530,746)
Total comprehensive income for the year	Ps.	6,539,850	Ps.	8,876,129	Ps.	9,146,842
Comprehensive income for the year attributable to:
Controlling interest	Ps.	5,973,567	Ps.	8,953,223	Ps.	9,303,574
Non-Controlling interest		566,283		(77,094)		(156,732)
Total comprehensive income for the year	Ps.	6,539,850	Ps.	8,876,129	Ps.	9,146,842
Basic and diluted earnings per share expressed in Mexican Pesos (Note 17.18)	Ps.	19.95	Ps.	33.29	Ps.	34.01

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

December 31, 2021, 2022 and 2023

Thousands of Mexican pesos except dividend per share

			Capital reserves
					Reserve for		Other						Total
	Capital		Legal		repurchase		comprehensive		Retained		Non-controlling		stockholders’
	stock		reserve		of shares		income		earnings		interest		equity
Balances at January 1, 2021	Ps.	7,767,276	Ps.	1,890,659	Ps.	11,554,572	Ps.	321,867	Ps.	12,131,610	Ps.	8,027,222	Ps.	41,693,206
Comprehensive income:
Net profit for the year		—		—		—		—		5,983,747		413,781		6,397,528
Effect of foreign currency translation in subsidiaries		—		—		—		(8,285)		—		152,502		144,217
Remeasurement of labor obligations		—		—		—		—		(1,895)		—		(1,895)
Total comprehensive income		—		—		—		(8,285)		5,981,852		566,283		6,539,850
Transfers to legal reserve		—		98,876		—		—		(98,876)		—		—
Transactions with shareholders:
Dividends paid on October 1, 2021 (Ps. 8.21 per share) (Note 12)		—		—		—		—		(2,463,000)		—		(2,463,000)
Balances at December 31, 2021		7,767,276		1,989,535		11,554,572		313,582		15,551,586		8,593,505		45,770,056
Comprehensive income:
Net profit for the year		—		—		—		—		9,986,548		659,376		10,645,924
Effect of foreign currency translation in subsidiaries		—		—		—		(1,031,492)		—		(736,470)		(1,767,962)
Remeasurement of labor obligations		—		—		—		—		(1,833)		—		(1,833)
Total comprehensive income		—		—		—		(1,031,492)		9,984,715		(77,094)		8,876,129
Transfers to legal reserve		—		295,857		—		—		(295,857)		—		—
Aerostar’s Capital reimbursement, non-controlling interest (Note 17.2)		—		—		—		—		—		(845,245)		(845,245)
Aerostar dividend paid, non-controlling interest (Note 17.2)		—		—		—		—		—		(276,333)		(276,333)
Transactions with shareholders:		—		—		—		—		—		—		—
Ordinary and extraordinary dividends paid on June 1, 2022 (Ps.9.03 and Ps.6.00 per share) (Note 12)		—		—		—		—		(4,509,000)		—		(4,509,000)
Balances at December 31, 2022	Ps.	7,767,276	Ps.	2,285,392	Ps.	11,554,572	Ps.	(717,910)	Ps.	20,731,444	Ps.	7,394,833	Ps.	49,015,607
Comprehensive income:
Net profit for the year		—		—		—		—		10,203,713		472,231		10,675,944
Effect of foreign currency translation in subsidiaries		—		—		—		(901,783)		—		(628,963)		(1,530,746)
Remeasurement of labor obligations		—		—		—		—		1,644		—		1,644
Total comprehensive income		—		—		—		(901,783)		10,205,357		(156,732)		9,146,842
Transfers to legal reserve		—		256,835		—		—		(256,835)		—		—
Aerostar’s Capital reimbursement, non-controlling interest (Note 17.2)		—		—		—		—		—		(102,066)		(102,066)
Aerostar dividend paid, non-controlling interest (Note 17.2)		—		—		—		—		—		(490,185)		(490,185)
Ordinary and extraordinary dividends paid on May 31, and November 29, 2023 (Ps.9.93 and Ps.10.00 per share) (Note 12)		—		—		—		—		(5,979,000)		—		(5,979,000)
Balances at December 31, 2023	Ps.	7,767,276	Ps.	2,542,227	Ps.	11,554,572	Ps.	(1,619,693)	Ps.	24,700,966	Ps.	6,645,850	Ps.	51,591,198

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

For the periods ended on December 31, 2021, 2022 and 2023

Thousands of Mexican pesos

	For the period ended December 31,
	2021		2022		2023
Operating activities
Income before income taxes	Ps.	8,126,035	Ps.	14,084,733	Ps.	14,620,087
Adjustments for:
Share of loss of the investment accounted through the equity method		—		—		9,685
Depreciation and amortization (Notes 4, 7 and 8)		1,993,342		2,059,237		2,069,157
Loss on disposal of land		15,766		—		—
Interest income		(202,146)		(450,261)		(1,349,317)
Interest expense		842,386		855,519		1,125,862
Exchange loss		264,833		579,387		1,608,954
Exchange gain		(373,434)		(371,228)		(771,746)
Working capital variations:
Accounts receivable (Note 6.1)		(760,499)		(1,016,389)		161,248
Recoverable taxes and other current assets		(308,953)		(686,745)		(23,262)
Trade accounts payable and other liabilities (Note 9)		1,619,104		741,374		(240,795)
		11,216,434		15,795,627		17,209,873
Income taxes paid (Note 13)		(869,409)		(2,277,190)		(3,764,682)
Net cash flows generated from operating activities		10,347,025		13,518,437		13,445,191
Investing activities
Improvements to assets under concession and acquisition of furniture and equipment (Note 8)		(3,692,485)		(2,775,773)		(1,371,000)
Investment accounted by the equity method (Note 17.2e)		—		—		(305,885)
Reimbursement of investment in joint venture		—		—		6,802
Collection for disposal of land		286,283		—		—
Loans (obtained) granted		(105,000)		(35,100)		47,922
Interest received		201,842		385,852		1,202,286
Restricted cash (Note 5.1)		(118,206)		(122,025)		(210,594)
Investment in financial instruments (Note 6.4)		—		—		(1,818,949)
Net cash flows used in investing activities		(3,427,566)		(2,547,046)		(2,449,418)
Financing activities
Bank loans received (Note 10)		4,650,000		—		—
Restricted cash (Note 5.1)		—		(1,175,622)		15,922
Obtainment of long-term debt (Note 11)		—		3,947,522		—
Bank loans paid (Note 10)		(4,429,334)		(1,498,076)		(1,475,000)
Lease payments - Principal portion		(6,216)		(7,078)		(5,186)
Long-term debt paid (Note 11)		(220,961)		(222,568)		(200,535)
Interest paid (Note 20)		(908,698)		(1,079,621)		(1,067,106)
Capital reduction (non-controlling interest) and dividends paid (non-controlling interest) (Note 17.2)		—		(1,585,960)		(605,500)
Dividends paid (Note 12)		(2,463,000)		(4,509,000)		(5,979,000)
Net cash flows (used) from financing activities		(3,378,209)		(6,130,403)		(9,316,405)
Increase in cash and cash equivalents		3,541,250		4,840,988		1,679,368
Cash and cash equivalents at the beginning of the year		5,192,628		8,770,062		13,174,991
Exchange gain (loss) on cash and cash equivalents		36,184		(436,059)		(981,462)
Cash and cash equivalents at the end of the year	Ps.	8,770,062	Ps.	13,174,991	Ps.	13,872,897

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

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

Aeropuerto de Cancun, S. A. de C. V. (Cancún Airport) has more than 95% stake in the following subsidiaries: Caribbean Logistic, S. A. de C. V., Cargo RF, S. A. de C. V and Cancún Airport Services, S. A. de C. V., companies providing storage services, handling services, warehousing and custody of foreign trade merchandise and the related to the premises inspected at airports concessioned to third parties, as well as Cancún Airport Services, S. A. de C. V., whose main activity is to establish and operate shops, establishments and stores for the sale of all kinds of products. Until April, 2021, the Company operated two companies that provide administrative services: Servicios Aeroportuarios del Sureste, S. A. and C. V. and RH Asur, S. A. de C. V.

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

At December 31, 2021 and 2022, the Companyʼs outstanding capital stock was held by the investing public (66.53% and 60.63%, respectively) and has been placed at securities market in New York (NYSE) and México (BMV), Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) (7.65% in both years), CHAPF Holdings, S.A.P.I. de C. V. (13.51% and 19.41%, respectively), and Inversiones Productivas Kierke, S. A. de C. V. (12.31% in both years). Shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

As of December 31, 2023, the Company’s outstanding capital stock was held by the investing public (58.02)%, listed in New York (NYSE) and Mexico (BMV), Inversiones and Tecnicas Aeroportuarias, SAPI de C.V. (ITA) (7.65)%, CHPAF Holdings, S.A.P.I de C.V. (20.67)%, and Inversiones Productivas Kierke, S.A. de C.V. (12.33%) and Grupo ADO, S.A. de C.V. (1.33%).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

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

d.

Clients. - Due to COVID-19 pandemic, the Company entered into agreements with clients to extend the payment term for accounts receivable in Mexico and Airplan. As of December 31, 2021, the balance in Mexico amounted to Ps.4,463 while Airplan’s notes receivable were settled by clients. In 2022 the total balance of these agreements was settled. (See Note 6.2).

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

f.

Mexico’s concession. - On March 31, 2021, the Federal Civil Aviation Agency in Mexico (AFAC) authorized the reduction and modification of the Capital investments provided for in the Master Development Plan (MDP) for the period 2019-2023. (See Note 15b).

g.

Bank loans. - a) On June 29, 2020, Mexico obtained BBVA Bancomer’s approval for a Ps.1,500,000 credit line, over a term of eighteen months as from that date, which was not used, as of December 31, 2021 and has therefore expired. b) On September 29, 2021, the loan with Santander for Ps.2,000,000 was prepaid and a new loan was obtained for Ps.2,650,000 at the 28-day TIIE rate plus 1.5 points maturing on September 28, 2024 and c) On October 13, 2021 the Ps.1,960,000 loan with BBVA Bancomer was repaid and on October 15, 2021, BBVA Mexico granted a credit for the amount of Ps.2,000,000 to be used for corporate expenses with a term of 7 years, ending on October 13, 2028, at an annual interest rate equivalent to the 28-day TIIE rate plus an applicable margin. During 2022, while no new bank loans were obtained, Aerostar issued secured bonds. (See Notes 10 and 11).

h.

At the General Meeting of Stockholders held on April 23, 2020, the Company’s shareholders agreed to delegate the power to decree and pay ordinary dividends to the Board of Directors, in to amount of Ps.2,463,000 which were approved on June 29, 2021 and paid on October 1, 2021. In 2022 net ordinary dividends of Ps.2,709,000 were declared and paid, as well as an extraordinary dividend of Ps.1,800,000. In 2023 net ordinary dividends of Ps.2,709,000 were declared and paid, as well as an extraordinary dividend of Ps.3,000,000. (See Note 12).

i.

In 2021, all the members of the syndicated loan agreement granted waivers to the Company until the first quarter of 2022, however as of December 31, 2021 as well as in each quarter of 2022, the Company complied with its financial commitments. (See Note 10).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

j.

Revenue. - During 2021, 2022 and 2023, in line with the increase in passenger traffic, there was an increase in consolidated revenues, excluding construction revenues, of 74.4%, 44.7% and 8.4% compared to 2020, 2021 and 2022, respectively, and during 2021, 2022 and 2023 they present an increase in passenger traffic and as well as an increase in consolidated revenues, excluding construction revenues, of 0.3%, 45.1% and 57.3% respectively compared to the year ended December 31, 2019. Consolidated aeronautical revenues showed an increase in 2021, 2022 and 2023 of 73.8%, 49.6% and 8.2% compared to the years 2020, 2021 and 2022, respectively, and compared to 2019, a decrease of 2.0% and an increase of 46.6% and 58.6%, respectively, while non-aeronautical revenues reflected an increase of 75.2%, 37.2% and 8.7% in 2021, 2022 and 2023 compared to the years 2020, 2021 and 2022, respectively, and an increase of 4.0%, 42.8% and 55.2%, respectively, compared to 2019. (See Note 3).

k.

Grants. - In 2020 Aerostar received a grant offer from the Federal Aviation Administration (FAA) under the Federal CARES Act approved by the United States Government for a total amount of USD33,417 (approximately Ps.717,590). During 2021 the subsidiary received USD16,292 (approximately Ps.333,477). As of December 31, 2021, the Company has requested and obtained all the resources under this program. (See Notes 4.1 and 17.21).

On February 18, 2021, official confirmation was received from the FAA granting Aerostar approval for Federal assistance under the Coronavirus Response and Relief Supplemental Appropriation Act (CRRSA Act) for a total amount of USD10,577 (approximately Ps.210,574). During 2022 and 2021, the Company received the amount of USD9,595 and USD983, respectively (approximately Ps.196,376 and Ps.20,122 in 2022 and 2021, respectively), for reimbursements of verifications presented to the authority, which are presented net of the expense or cost corresponding to 2022 and 2021. As of December 31, 2022 and 2021 there are no unfulfilled conditions or other contingencies related to these grants. (See Notes 4.1 and 17.21).

On November 5, 2021, the FAA provided subsidiary Aerostar an airport rescue grant offer under the American Rescue Plan Act (ARPA) for a total amount of USD35,716 (approximately Ps.731,106). During the year 2023, the Company received USD14,268 (approximately Ps.252,366). During 2022 the Company received USD17,515 (approximately Ps.350,901). As of December 31, 2023 and 2022, there are no unfulfilled conditions or other contingencies related to these grants. (See Notes 4.1 and 17.21).

The most significant effects on the Company’s consolidated financial statements have been overcome and during 2023 and 2022 there were no adverse impacts caused by the COVID-19 pandemic.

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

In addition, Cancun Airport hold an interest in the following subsidiaries: 100% in Caribbean Logistic,       S. A. de C. V. and Cargo RF, S. A. de C. V, companies providing storage services, handling services, warehousing and custody of foreign trade merchandise and the related to the premises inspected at airports concessioned to third parties, as well as Cancun Airport Services, S. A. de C. V., whose main activity is to establish and operate shops, for the sale of all type of products, and ASUR Dominicana LLC, a limited liability company organized under the laws of the State of Delaware, United States of America, with the purpose of developing and building an international airport in Bávaro, Dominican Republic. ASUR Dominicana LLC ASUR maintains a 25% associate interest in the company Aeropuerto Internacional de Bávaro AIB, S.A.S.

As mentioned in Note 1, the Company controls Aerostar and Airplan through its equity interest, namely 60% in Aerostar and 100% in Airplan.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

See information by segments is shown as follows:

Year ended on											Holding &				Consolidation
December 31, 2021	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	4,644,489	Ps.	2,027,188	Ps.	1,174,762	Ps.	467,065	Ps.	211,238		—	Ps.	883,857		—	Ps.	9,408,599
Non-aeronautical revenue		4,038,222		1,394,346		450,604		129,797		49,410	Ps.	1,191,810		167,517	Ps.	(1,191,810)		6,229,896
Revenue for construction services		1,210,514		231,301		6,261		795,208		123,936		—		778,946		—		3,146,166
Operating profit		5,406,719		1,526,642		430,817		247,576		95,027		546,457		404,436		—		8,657,674
Non-current assets		20,142,279		20,330,478		4,526,009		3,220,164		1,246,279		36,791,385		5,754,925		(37,842,891)		54,168,628
Total assets		26,169,097		22,988,431		5,556,098		3,562,271		1,456,118		37,190,823		6,750,781		(37,842,891)		65,830,728
Total liabilities		7,480,794		8,876,260		3,255,579		30,724		101,020		70,852		245,443				20,060,672
Improvements to assets under concession and acquisition of furniture and equipment in the period		1,535,850		230,344		4,537		899,603		179,968		—		826,417		—		3,676,719
Amortization and depreciation		(546,795)		(740,075)		(445,236)		(53,733)		(35,601)		(1,677)		(170,225)		—		(1,993,342)
Revenue recognized At point in time:
Aeronautical revenue		4,009,238		1,588,161		1,142,604		429,884		191,766		—		814,057		—		8,175,710
Non-aeronautical revenue		687,390		316,942		—		—		—		—		—		—		1,004,332
Total	Ps.	4,696,628	Ps.	1,905,103	Ps.	1,142,604	Ps.	429,884	Ps.	191,766	Ps.	—	Ps.	814,057	Ps.	—	Ps.	9,180,042
Over a period time:
Aeronautical revenue		635,251		439,027		32,158		37,181		19,472		—		69,800		—		1,232,889
Non-aeronautical revenue		3,350,832		1,077,404		450,604		129,797		49,410		1,191,810		167,517		(1,191,810)		5,225,564
Revenue for construction services		1,210,514		231,301		6,261		795,208		123,936		—		778,946		—		3,146,166
Total	Ps.	5,196,597	Ps.	1,747,732	Ps.	489,023	Ps.	962,186	Ps.	192,818	Ps.	1,191,810	Ps.	1,016,263	Ps.	(1,191,810)	Ps.	9,604,619

(*)       Subsidiary located in Puerto Rico.

(**)     Subsidiary located in Colombia.

Year ended on											Holding &				Consolidation
December 31, 2022	Cancún		Aerostar (*)		Airplan (**)		Mérida			Villahermosa	Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	7,515,691	Ps.	2,100,276	Ps.	2,027,061	Ps.	799,661	Ps.	316,367		—	Ps.	1,313,461		—	Ps.	14,072,517
Non-aeronautical revenue		5,854,262		1,598,601		652,280		168,802		64,553	Ps.	872,592		210,172	Ps.	(872,591)		8,548,671
Revenue for construction services		910,812		411,152		12,922		553,361		105,690		—		698,757		—		2,692,694
Operating profit		9,022,518		2,149,776		1,233,502		557,128		193,390		806,419		735,416				14,698,149
Non-current assets		20,397,710		19,071,914		3,396,813		3,593,843		1,250,325		40,386,563		6,217,622		(41,475,439)		52,839,351
Total assets		30,024,926		23,292,857		4,924,236		4,043,180		1,497,541		41,149,776		7,462,444		(41,475,439)		70,919,521
Total liabilities		6,713,813		12,177,362		2,457,168		81,660		125,739		161,001		187,171		—		21,903,914
Improvements to assets under concession and acquisition of furniture and equipment in the period		1,062,108		440,627		12,695		476,164		50,654		—		733,525		—		2,775,773
Amortization and depreciation		(610,864)		(724,294)		(415,829)		(70,397)		(38,317)		906		(200,442)		—		(2,059,237)
Revenue recognized At point in time:
Aeronautical revenue		6,628,035		1,411,532		1,967,114		745,695		290,593		—		1,214,455		—		12,257,424
Non-aeronautical revenue		1,085,461		337,190		—		—		—		—		—		—		1,422,651
Total	Ps.	7,713,496	Ps.	1,748,722	Ps.	1,967,114	Ps.	745,695	Ps.	290,593	Ps.	—	Ps.	1,214,455	Ps.	—	Ps.	13,680,075
Over a period time:
Aeronautical revenue		887,656		688,744		59,947		53,966		25,774		—		99,006		—		1,815,093
Non-aeronautical revenue		4,768,801		1,261,411		652,280		168,802		64,553		872,592		210,172		(872,591)		7,126,020
Revenue for construction services		910,812		411,152		12,922		553,361		105,690		—		698,757				2,692,694
Total	Ps.	6,567,269	Ps.	2,361,307	Ps.	725,149	Ps.	776,129	Ps.	196,017	Ps.	872,592	Ps.	1,007,935	Ps.	(872,591)	Ps.	11,633,807

(*)    Subsidiary located in Puerto Rico.

(**)  Subsidiary located in Colombia.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Year ended on											Holding &				Consolidation
December 31, 2023	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	8,167,803	Ps.	2,029,890	Ps.	1,945,637	Ps.	1,066,368	Ps.	404,370		—	Ps.	1,609,028		—	Ps.	15,223,096
Non-aeronautical revenue		6,373,826		1,729,919		659,237		232,536		73,876	Ps.	980,145		226,521	Ps.	(980,145)		9,295,915
Revenue for construction services		415,669		414,520		14,539		64,610		76,389		—		316,906		—		1,302,633
Operating profit		9,610,292		1,629,778		1,084,377		763,302		263,965		925,105		966,706		—		15,243,525
Non-current assets		22,273,489		16,392,510		2,943,119		3,579,162		1,271,556		44,513,606		6,251,131		(45,615,346)		51,609,227
Total assets		31,363,171		19,668,032		5,968,440		4,308,637		1,555,737		45,017,265		8,076,488		(45,615,346)		70,342,424
Total liabilities		5,029,334		10,424,993		2,727,965		100,176		107,358		121,335		240,065				18,751,226
Improvements to assets under concession and acquisition of furniture and equipment in the period		477,361		465,166		14,297		68,567		69,768		—		275,841		—		1,371,000
Amortization and depreciation		(683,039)		(647,721)		(369,101)		(89,412)		(45,939)		(21)		(233,924)		—		(2,069,157)
Revenue recognized
At point in time:
Aeronautical revenue		7,149,065		1,428,789		1,890,175		997,651		376,675		—		1,491,404		—		13,333,759
Non-aeronautical revenue		1,172,595		396,724				—		—		—		—		—		1,569,319
Total	Ps.	8,321,660	Ps.	1,825,513	Ps.	1,890,175	Ps.	997,651	Ps.	376,675	Ps.	—	Ps.	1,491,404	Ps.	—	Ps.	14,903,078
Over a period time:
Aeronautical revenue		1,018,738		601,101		55,462		68,717		27,695		—		117,624		—		1,889,337
Non-aeronautical revenue		5,201,231		1,333,195		659,237		232,536		73,876		980,145		226,521		(980,145)		7,726,596
Revenue for construction services		415,669		414,520		14,539		64,610		76,389		—		316,906				1,302,633
Total	Ps.	6,635,638	Ps.	2,348,816	Ps.	729,238	Ps.	365,863	Ps.	177,960	Ps.	980,145	Ps.	661,051	Ps.	(980,145)	Ps.	10,918,566

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

December 31, 2021, 2022 and 2023

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

Pursuant to the Airport Use Agreements, Aerostar is entitled to receive the following annual contributions from the airlines serving at LMM Airport:

●	For the first year of the contract (i.e. the year ended on December 31, 2013), a contribution of USD62,000 (approximately Ps.1,268,966) multiplied by the number of effective days elapsed in that year, divided by the number of days of the year.
●	For the following five years of the contract a contribution of USD62,000 per year,
●	For the remaining years, the total annual contributions by the previous year, adjusted for inflation based on the non-underlying U.S. Consumer Price Index. For the years ended December 31, 2021, 2022 and 2023, the contribution of the airlines was USD65,907 (Ps.1,336,793), USD67,030 (Ps.1,305,166) and USD$69,424 (Ps.1,174,583), respectively.

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

The prompt-payment discount for regulated income principally TUA is established in each of the contracts signed with the airlines, and is subtracted from the aforementioned income. In 2021, 2022 and 2023, the discount amounted to Ps.88,787, Ps.118,480 and Ps.200,695, respectively.

Terms of payment

The airport service contracts stipulate a payment term of 30 days; in the case of fees charged to providers of services, complementary services, payments must be made on the first day of each month.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Amendments to the Tariff Regulation Bases

On October 4, 2023, ASUR received a notification from the AFAC, a decentralized body of the Ministry of Infrastructure, Communications and Transportation (SICT), informing of its decision to modify with immediate effect the terms of the tariff base regulation established in the Exhibit 7 of the concession contracts entered into with the SICT dated June 29, 1998, as amended on March 19, 1999. Section 10.8 of the concession contracts establishes that any of the terms of the concession may be modified by mutual agreement between the SICT and ASUR in accordance with the applicable law. Following negotiations between the Company and the SICT, the SICT decided to unilaterally modify the terms of the Amended Tariff Regulations.

On October 18, 2023, the Mexican Congress approved the initiative to increase the Airport Use Right of each of the airports in the ASUR concession from 5% to 9%. The increase took effect from January 1, 2024.

On December 11, 2023, the Federal Civil Aviation Agency (AFAC), based on the periodic review of the maximum joint rate on the new bases, determined the maximum joint rate of the Mexican Airports for the period from January 1, 2024 through December 31, 2028, the rates applicable to 2024 are shown below:

Airport	Tariff
Cancun	332.41
Cozumel	426.36
Huatulco	456.71
Merida	283.23
Minatitlan	502.34
Oaxaca	335.13
Tapachula	276.61
Veracruz	266.28
Villahermosa	299.29

3.1.2) Non-aeronautical services

The Company generates revenue from non-aeronautical services, which involve basically the following performance obligations:

a.	Retail sales, recorded when a product is sold to a client and payment on the transaction is made at the time of purchase.
b.	Access rates to nonpermanent overland transportation based on the number of access events experienced by the transportation companies operated by third parties providing passenger transportation services at the terminal.
c.	Car parking, rates based on the time vehicles remain at public parking areas.

Revenue arising from access rates to overland transportation and retail sales are recorded at a particular point in time, to the extent that the performance obligation is satisfied and the promised goods and services are transferred, while parking area income is recorded over time.

Contracts for commercial income

IFRS 15 “Revenue from Contracts with Customers” must be applied to all contracts with clients. However, there are exceptions, such as contracts for the leasing of commercial space, which fall under IFRS 16 “Leases”.

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

December 31, 2021, 2022 and 2023

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

At December 31, 2021, 2022 and 2023, variable leasing income was Ps.3,682,917, Ps.4,637,247 and Ps.6,831,223, respectively, and Ps. 653,070, Ps.1,295,167 and Ps.887,191, respectively, for fixed leasing rates.

3.1.3) Construction services

As an operator of airport concessions, the Company is required to improve items under concession. Works carried out within the airport are based on development plans authorized by the regulators. Revenue from construction services are recognized in accordance with the methods prescribed (input method) for measuring progress towards completion approved by the grantor. Improvements made are expected to complement the infrastructure of the airport operated by the Group. IFRS 15 establishes that during the construction period of the infrastructure related to concessions received, they must be shown as “contract assets” in the statement of financial position, regardless of the type of consideration received (financial asset or intangible asset). See Note 8.

Construction services carried out by the Group do not entitle it to a direct cash consideration; rather, it is entitled to charge users for airport services rendered at the terminals during the concession period. Revenue from construction services is measured at fair value of the services rendered, which increased the value of the intangible asset, plus the cost of capitalizable financing.

For the years ended December 31, 2021, 2022 and 2023, revenues from construction services in Mexico were Ps.2,908,604, Ps.2,268,620 and Ps.873,574 in Aerostar they were Ps.231,301, Ps.411,152, and Ps.414,520, and in Airplan were Ps.6,261, Ps.12,922 and Ps.14,539 respectively.

3.1.4) Airports Law and Regulations

Mexico

Under the Mexican Airports Law and regulations thereto, company revenue is classified as Airport Services, Complementary Airport Services and Commercial Services. Airport Services mainly consist of the use of runways, taxiways and platforms for landings and departures, parking for aircrafts, use of mechanical boarders, security services, hangars, car parking, as well as the general use of the terminals and other infrastructure by the aircrafts, passengers and cargo, including the rental of space that is essential for the operation of airlines and suppliers of complementary services.

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

December 31, 2021, 2022 and 2023

Non-regulated Services consist of services that are not considered essential for an airportʼs operation, such as the rental of spaces to businesses, restaurants and banks. Access fees and revenue from other services are recognized as services are rendered.

The following sets forth the Company revenue at December 31, 2021, 2022, and 2023 using the classification established in the Airport Law and the Regulations thereto and on the basis of performance obligations established under IFRS 15.

	Year ended of December 31,
	2021		2022		2023
Regulated services:
Airport services for revenue from contracts with clients:
Passengers fees	Ps.	6,767,394	Ps.	10,795,615	Ps.	11,771,402
Landing fees		1,075,198		1,277,251		1,376,707
Platform		592,671		751,464		704,446
Seurity services		88,758		134,364		152,059
Baggage inspection fees		251,956		353,638		400,280
Passengers walkway		562,192		644,356		691,920
Passengers documentation counters		20,187		29,841		35,298
Other airport services		336,284		499,299		538,326
Total regulated services (*)	Ps.	9,694,640	Ps.	14,485,828	Ps.	15,670,438

Non regulated services:
Non regulated services for revenue from contracts with customers:
Retail stores	Ps.	1,004,332	Ps.	1,422,651	Ps.	1,569,319
Access fees on non permanent ground transportation		59,625		82,857		96,914
Car parking		316,356		416,767		458,039
Other services		187,273		280,671		271,690
		1,567,586		2,202,946		2,395,962
Commercial services		4,376,269		5,932,414		6,452,611
Total non regulated services (**)		5,943,855		8,135,360		8,848,573
Construction services		3,146,166		2,692,694		1,302,633
Total	Ps.	18,784,661	Ps.	25,313,882	Ps.	25,821,644
(*)

For 2021, 2022 and 2023, this amount includes Mexico regulated income of Ps.6,492,691, Ps.10,358,492 and Ps.11,694,911, respectively, Aerostar regulated income of Ps.2,027,188, Ps.2,100,275 and Ps.2,029,890, respectively, Airplan regulated income of Ps.1,174,761, Ps.2,027,061 and Ps.1,945,637, respectively.

(**)

This line item in the consolidated statement of income (non-aeronautical services) includes complementary and airport services totaling Ps.286,042, Ps.413,322 and Ps.447,345 for the 2021, 2022 and 2023 periods, respectively.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

The following table sets forth revenue from leasing of commercial spaces by type for the years indicated.

	Year ended of December 31,
	2021		2022		2023
Commercial revenues:
Duty free shops	Ps.	1,746,097	Ps.	2,495,826	Ps.	2,621,852
Food and beverage		823,883		1,243,576		1,419,917
Advertising revenues		129,589		151,741		206,942
Car rental companies		953,085		1,110,926		1,230,544
Banking and currency exchange servcies		107,228		102,783		103,285
Teleservices		17,539		15,538		16,099
Ground transportations		95,690		131,653		144,674
Other services		503,158		680,371		709,298
Total commercial revenues	Ps.	4,376,269	Ps.	5,932,414	Ps.	6,452,611

The following table sets the domestic and international passenger traffic, in thousands, for the years, 2021, 2022 and 2023:

	Year ended of December 31,
	2021	2022	2023
Domestic passenger traffic:
Mexico	15,057	18,701	21,273
Puerto Rico	9,139	9,404	10,919
Colombia	8,984	13,718	11,920
Total domestic passengers	33,180	41,823	44,112

International passenger traffic:
Mexico	14,081	20,823	22,195
Puerto Rico	545	907	1,278
Colombia	1,546	2,788	2,975
Total international passengers	16,172	24,518	26,448
Total passengers	49,352	66,341	70,560

The increase in revenue in 2023 and 2022 is shown below by country of operations without considering construction services which does not depend directly on passenger traffic:

	Year ended of December 31,						% Change 2023	% Change 2023
	2021		2022		2023		compared to 2021	compared to 2022
Aeronautical revenue
Mexico	Ps.	6,206,649	Ps.	9,945,180	Ps.	11,247,569	81.22	13.10
Puerto Rico		2,027,188		2,100,276		2,029,890	0.13	(3.35)
Colombia		1,174,762		2,027,061		1,945,637	65.62	(4.02)
Total aeronautical revenue	Ps.	9,408,599	Ps.	14,072,517	Ps.	15,223,096	61.80	8.18

Non-aeronautical revenue
Mexico		4,384,946		6,297,790		6,906,759	57.51	9.67
Puerto Rico		1,394,346		1,598,601		1,729,919	24.07	8.21
Colombia		450,604		652,280		659,237	46.30	1.07
Total non-aeronautical revenue	Ps.	6,229,896	Ps.	8,548,671	Ps.	9,295,915	49.21	8.74
Total without construction revenue	Ps.	15,638,495	Ps.	22,621,188	Ps.	24,519,011	56.79	8.39

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Following is the estimated future income for next year’s arising from non-cancelable operating leases, considering minimum rent commercial leases.

For the years that will end December 31:

	Year ended
	December 31,
	2021		2022		2023
2022	Ps.	3,684,803
2023		3,415,663	Ps.	4,531,807
2024		2,962,391		4,070,098	Ps.	4,643,338
2025		2,821,799		3,869,058		4,271,488
2026		1,944,711		3,659,380		3,841,569
2027		969,735		2,879,797		3,008,983
2028		443,624		2,045,977		2,158,389
2029 to 2032		386,687		475,365		854,045
Total	Ps.	16,629,413	Ps.	21,531,482	Ps.	18,777,812

3.2.) Other income

In 2022, the line of other income is made up of operations from previous years which were in dispute and had favorable resolutions by the authorities in 2022 as follows:

	Year ended
	December 31, 2022
Other income:
Income recovery from the fuel distribution
fee at the LMM Airport (Note 15 i)	Ps	300,384
Income recovery due to regularization of car rental companies		45,848
	Ps	346,232

This other income corresponds in both cases to income for the years 2014-2022. This recovery is non-recurring and from 2023 the part corresponding to the revenue from fees on fuel distribution at the LMM Airport (USD0.02 cents per gallon or fraction of a gallon of avation fuel fispatched at the LMM Airport), will be recorded in the aeronautical revenue line from the subsidiary Aerostar. (See Note 15.i).

The recovery of income for regularization of car rental companies come from an operational agreement of car rental operation outside the airport reached by Aerostar and car rental companies that operated outside the airport on public roads and for which a favorable resolution was obtained by the Puerto Rico District Court and a collection check was obtained for the amount of USD2,225 (Ps.45,848). This recovery is non-recurring since 2022, and the corresponding part will be recorded in the non-aeronautical revenue line from the subsidiary Aerostar.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Note 4 - Costs and expenses by nature:

	Year ended December 31,
	2021		2022		2023
Short term benefits	Ps.	1,167,302	Ps.	1,235,765	Ps.	1,626,289
Electric power		419,909		544,397		499,753
Maintenance and conservation		611,274		596,043		815,810
Professional fees		225,321		227,817		305,625
Insurance and bonds		227,342		151,041		277,754
Surveillance services		294,807		329,414		427,811
Cleaning services		209,447		263,177		303,168
Technical assistance (Note 14.4)		391,698		643,891		715,462
Right of use of assets under concession (DUAC) (1)		948,062		1,424,066		1,496,142
Amortization and depreciation of intangible assets, furniture and equipment		1,993,342		2,059,237		2,069,157
Consumption of commercial items		333,192		489,244		552,298
Construction services (Note 3.1.3)		3,146,166		2,692,694		1,302,633
Termination benefits		2,866		4,343		5,434
Employees’ statutory profit sharing		84,670		104,731		98,651
Impairment of accounts receivable (Note 6)		9,331		9,681		34,276
Other		62,258		186,424		47,856
Total aeronautical and non-aeronautical services costs, costs of construction services and administrative expenses	Ps.	10,126,987	Ps.	10,961,965	Ps.	10,578,119
(1)

As of December 31, 2021, 2022 and 2023, respectively, Ps.476,536, Ps.733,168 and Ps.820,230, respectively, correspond to the consideration paid for the concessions in Mexico, equivalent to 5% of the gross profits of each concession. Ps.308,638, Ps.504,953 and Ps.495,478 correspond to the consideration of the Airplan concession equivalent to 19% of gross profits. Ps.162,888, Ps.185,945 and Ps.180,434, for the consideration of the Aerostar concession at 5% of the airport’s gross profits.

4.1) Grant - Aerostar

CARES Act

On May 12, 2020, the United States Government, through the FAA, awarded Aerostar a financial aid grant under the CARES Act amounting to USD33,417 (approximately Ps.717,590) to respond to the impacts of COVID-19. These funds may be used by the Company within a period of four years and for any purpose for which airport revenues may be lawfully used, except for new airport development projects. The funds were received by means of reimbursements once the invoice for the expense incurred has been submitted to the FAA through the established means. These invoices have to include enough details to permit the FAA to verify compliance with its Revenue Use Policy. After receiving reimbursement of the verified expenses, the Company discounts the related verified expenses within the same period, as refunds to the authorities are not possible. At December 31, 2021 and 2022, the Company is not in breach of conditions nor are there any other contingencies relating to these grants.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

During 2022, as resources were spent, no amount was received from this program. At December 31, 2023 the Company did not benefit directly in any other way from government assistance.

CRRSA Act

On February 18, 2021, official confirmation was received from the FAA granting Aerostar the approval of this Federal assistance under the Coronavirus Response and Relief Supplemental Appropriation Act (CRRSA Act) for a total amount of USD10,577 (approximately Ps.210,574), without any cost, which can be credited by the Company within a period of 4 years and can be used for costs related to operations: personnel, cleaning services, sanitization and even for equipment replacement strictly related to the operation of the Airport, and additionally can be destined for the payment of debt. The funds will be received by means of reimbursements once the invoice for the expense incurred, which must include sufficient details to allow verification of compliance with the policy for the use of the grant, has been submitted to the FAA through the established means. During the years of 2021 and 2022, the Company received the amount of USD983 and USD9,594, respectively (Ps.20,122 and Ps.196,376, respectively, approximately), for reimbursements of verifications presented to the authority, which are presented net of the corresponding expense or cost as of December 31, 2021 and 2022, there are no unfulfilled conditions or other contingencies related to these grants. At December 31, 2022 the Company has received all resources from this program and there are no unfulfilled conditions or other contingencies related to these grants.

ARPA Act

On November 5, 2021, the Federal Aviation Administration awarded subsidiary Aerostar an airport rescue grant offer under the American Rescue Plan Act (ARPA) for a total amount of USD35,716 (approximately Ps.731,106), at no cost, for a period of 4 years and can be used to finance costs related to staff operations, cleaning, disinfection, and even payment of debt service. During the year 2022 and 2023 the Company received USD17,515 and USD14,268 (approximately Ps.350,901 and Ps.252,366, respectively) which includes benefits in 2022: Insurance and bond amortization Ps.126,285, salaries Ps.109,241, taxes and duties Ps.74,934, cleaning services Ps.22,937 and other Ps.17,504. Additionally, in 2022, the company received USD3,933 (Ps.78,885 approximately) for reimbursement to commercial clients. The benefits in 2023 includes: Taxes and duties Ps.220,414, and cleaning services Ps.31,952 As of December 31, 2021, the Company did not use these resources. As of December 31, 2022 and 2023, there are no unfulfilled conditions or other contingencies related to these grants. (See Note 17.21).

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Note 5 - Cash and cash equivalents:

As of December 31, 2022 and 2023, cash and short-term cash equivalents are shown below:

	December 31,
	2022		2023
Cash held at banks	Ps.	7,667,651	Ps.	10,751,796
Short term investments		5,507,340		3,121,101
Total cash and cash equivalents	Ps.	13,174,991	Ps.	13,872,897

5.1) Restricted cash

Aerostar

In accordance with Aerostar’s long-term bond placement contracts, it is required to maintain debt reserves and operating expenses, under two options described in the contract: 1) cash, through a specific bank account or 2) letter qualified credit. Until February 2022, this requirement was covered by the letter of credit issued by Aerostar stockholders in favor of Citibank, which generated commissions (recognized as an expense) thus having the guarantee of a third party. Derived from Aerostar’s available liquidity, as of March 2022, the Administration decided to meet these reserves with the cash that was available, for which, through a specific bank account, it maintains the amount that is restricted for reserves. The Company does not have immediate access to these resources because it is required to maintain reserves at all times and the use of these reserves is subject to authorizations in accordance with the bond placement agreements. These deposits are subject to contractual restrictions and therefore are not available for general use. As of December 31, 2022 and 2023, the restricted cash balance amounts to Ps.1,175,622 and Ps.1,159,700, respectively.

As of December 31, 2022 and 2023, restricted cash include the amounts collected by Aerostar for the concept of “Passenger Facility Charge” (PFC) which are restricted to be used to fund investment projects in airport infrastructure previously authorized by the FAA of Ps.96,485 and Ps.360,880, respectively. (See Notes 15.d and 17.6.).

Mexico

On November 17, 2022, the subsidiary Cancun Airport, as settlor, established an irrevocable trust with the trustee Scotiabank Inverlat, S.A., for the creation of a financial reserve that allows the airport to face their respective investment obligations under the 2022 Master Development Program for the amount of Ps.148,621. The trustee will receive instructions from the Trust’s Technical Committee to make the payments pursuant to its investment obligations. These deposits are subject to restrictions established by the contract itself and therefore are not available for general use. The balance at December 31, 2022 and 2023 amounted to Ps.148,621 and Ps.94,820, respectively.

Note 6 – Financial Assets:

6.1) Accounts receivable

	December 31,
	2022		2023
Clients	Ps.	2,843,870	Ps.	2,654,041
Less: impairment provision		(301,947)		(336,223)
Total accounts receivable	Ps.	2,541,923	Ps.	2,317,818

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

The expectation for collection of the short-term account receivable is one month in relation to the reporting date. In 2020 the Company signed agreements including collection guarantees with clients facing constraints during the year, whereby it extended the payment term specifically for these clients for a period no longer than one year, which ended during 2022.

Accounts receivable are comprised mainly of TUA paid by passengers (other than diplomats, infants and passengers in transit) who travel using the airport terminals operated by the Company. The balance at December 31, 2022 and 2023 amounted to Ps.1,323,005 and Ps.1,394,587, respectively.

6.2) Notes receivable from clients

The Company has agreed with several clients, whose income derives from airport services, in view of the economic recession caused by COVID-19, to extend the collection terms from 30 to 180 days guaranteed upon execution of the agreement through the signature of promissory notes, establishing monthly payments and falling due within a term no longer than a year. The maturities of theses clients return to 30 days once the term of the agreement settled as from the second quarter of 2021. As of December 31, 2022 and 2023, the balance of the account of notes receivable was settled without any losses.

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

6.3) Impairment of accounts receivable

After the assessment made by the Company with respect to its clients, the Company decreased the consolidated impairment allowance for accounts receivable by Ps.15,517 in 2022 with respect to 2021 and decreased by Ps.17,859 in 2023 with respect to 2022.

At December 31, 2022, the total balance of unimpaired accounts receivable was Ps.1,917,501 and at December 31, 2023 was Ps.2,072,306. These accounts refer to clients that have no recent record of noncompliance, and due to their positive performance with the company, no increase the level of credit risk was identified in our prospective assessment.

In Mexico, impairment of accounts receivable for the year 2022 and 2023 amounted to Ps.5,707 and Ps.25,309, respectively. As of December 31, 2022 and 2023, in accordance with our analyses, no future noncompliance is expected, as they were able to access to financing and governmental economic aid, in the case of international airlines, which will enable them to continue meeting their financial commitments. The Company monitors the accounts receivable performance and takes measures in this regard, has the ability to suspend the provision of the services if there are situations outside its policy for maturities exceeding 30 days, which keeps the level of exposure at a low risk.

In Aerostar, applications to the allowance for impairment of accounts receivable were recorded in 2022 and 2023 for Ps.7,997 and Ps.14,447 mainly accounted for by international airlines, which, according to the Company’s analysis and current uncertainty, may cease some recurring international operations in the LMM Airport as a result of the decrease in international passenger traffic. traveling directly to the LMM Airport. Passengers at this airport mainly relate to domestic traffic. In 2022 and 2023 domestic traffic represented 91% and 90%, respectively. National airlines in the US benefited from government grants, including accounts receivable at December 31, 2022 and 2023. As international airlines do not benefit from governmental aid in their respective countries and together with other

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

factors described, the Company had considered that their collection could be at risk. However, during 2022 and 2023 there were no significant defaults in payments in connection with international airlines collections.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

In Airplan, applications to the estimate for impairment of accounts receivable were recorded in 2022 were of Ps.17,401 as well as an increase of Ps.3,974 and in 2023 applications to the estimate for impairment were of Ps.23,414. According to our analysis, no significant future defaults are expected because Airplan’s clients have been able to access refinancing plans and possible government support from the Colombian government. The Company monitors the behavior of accounts receivable and takes measures in this regard, having the ability, where appropriate, to prevent service to its customers, to find situations outside of what is established in its policy for the accounts having maturities greater than 30 days, which keeps the level of exposure at a risk.

The movements in the impairment provision are as follows:

Provision for impairment at January 1, 2022	Ps.	317,664
Mexico’s increase		5,707
Application of Aerostar’s estimate		(7,997)
Airplan’s increase		3,974
Application of Airplan’s estimate		(17,401)
Provision for impairment at December 31, 2022	Ps.	301,947
Mexico’s increase	Ps.	25,309
Application of Aerostar’s estimate		(14,447)
Airplan’s increase		23,414
Provision for impairment at December 31, 2023	Ps.	336,223

The constitution of the provision for impairment of accounts receivable has been recorded in the consolidated comprehensive income statement under cost of services, and the amounts charged to the provision are written off from accounts receivable when recovery is not expected.

In order to measure expected credit losses, accounts receivable and contract assets have been grouped on the basis of their shared credit risk features and days past due. The Company held no relevant contract assets at January 1 or December 31, 2022 and 2023.

The expected loss rates are based on the profiles for payment of sales in a 12-month period prior to December 31, 2022 and 2023 or January 1, 2022 and 2023, respectively, and on historical credit losses experienced within that period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors affecting client capacity for covering accounts receivable. The Company has determined that the economic situation of a country can have adverse effects on the transportation industry, in addition to the cost of complying with aviation regulations and union pressures on airlines, which are the most relevant factors, and therefore adjusts historical loss rates based on changes expected in those factors.

On this basis, the provision for impairment of accounts receivables as of December 31, 2022 and December 31, 2023 was determined as follows for accounts receivable and contract assets:

	Due to	1 to 90	91 to 180	181 to 365	More than
	expire	days	days	days	365 days
Expected loss rate 2022
Mexico	0.00%	0.02%	19.20%	100.00%	100.00%
Aerostar	5.40%	5.10%	43.70%	87.50%	100.00%
Airplan	0.83%	0.83%	0.83%	100.00%	100.00%

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

	Due to								More		Total estimate
	expire		1 to 90 days		91 to 180 days		181 to 365 days		than 365 days		12/31/2022
At December 31, 2022
Mexico’s accounts receivables	Ps.	1,917,501	Ps.	66,618	Ps.	10,212	Ps.	81,836	Ps.	129,056
Mexico’s provision impairment				1,586		1,960		81,836		129,056	Ps.	214,438
Aerostar’s account receivables		441,967		52,014		1,118		264		50
Aerostar’s provision impairment		40,637		2,653		489		230		50		44,059
Airplan’s accounts receivables		64,761		36,943		183		16,869		24,478
Airplan’s provision impairment				4,027		183		14,762		24,478		43,450
Total estimate											Ps.	301,947

	Due to	1 to 90	91 to 180	181 to 365	More than
	expire	days	days	days	365 days
Expected loss rate 2023
Mexico	0.00%	0.02%	19.20%	100.00%	100.00%
Aerostar	1.75%	5.75%	43.70%	87.50%	100.00%
Airplan	0.83%	0.83%	0.83%	100.00%	100.00%

	Due to		1 to 90		91 to 180		181 to 365		More		Total estimate
	expire		days		days		days		than 365 days		12/31/2023
At December 31, 2023
Mexico’s accounts receivables	Ps.	2,072,306	Ps.	69,475	Ps.	2,392	Ps.	1,199	Ps.	237,597
Mexico’s provision impairment				259		693		1,199		237,597	Ps.	239,748
Aerostar’s account receivables		57,910		52,164		3,361		1,050		834
Aerostar’s provision impairment		21,439		3,499		2,921		918		834		29,611
Airplan’s accounts receivables		88,192		6,627		43		21,652		39,239
Airplan’s provision impairment		5,208		722		43		21,652		39,239		66,864
Total estimate											Ps.	336,223

The Group limits its exposure to credit risk of accounts receivable establishing a maximum payment term of 30 days for clients. In the fiscal years ended December 31, 2022 and 2023, the accounts receivable past due not impaired within the range from 1 to 90 days amounted to Ps.147,309 and Ps.127,281, respectively. The total amount of all accounts receivable past due not impaired within a range from 1 to more than 365 days, at December 31, 2022 and 2023, amounted to Ps.158,331 and Ps.134,128 respectively.

6.4) Investment in financial instruments

In August 2023, the Company contracted two bonds in US dollars with rates of 6.5% and 6.84%, semiannual interest. The maturities are March 13, 2027 and January 23, 2030, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Note 7 - Land, furniture and equipment - Net:

At December 31, 2022, and 2023, the land furniture and equipment are made up as follows:

			Foreign currency
	1/1/2022		translation		Additions		Disposals transfers		12/31/2022
Land	Ps.	239	Ps.	(46)					Ps.	193
Furniture & equipment		121,365		(1,051)	Ps.	14,578	Ps.	(3,133)		131,759
Machinery & equipment		159,049		(7,345)		9,082				160,786
Computer equipment		86,680		(4,754)		16,845				98,771
Transport equipment		36,068		(1,931)		5,292				39,429
Improvements to leased
premises		83,488		(3,500)		13,012				93,000
Accumulated depreciation		(302,299)		13,703		(64,338)				(352,934)
	Ps.	184,590	Ps.	(4,924)	Ps.	(5,529)	Ps.	(3,133)	Ps.	171,004

			Foreign currency
	1/1/2023		translation		Additions		Disposals transfers		12/31/2023
Land	Ps.	193	Ps.	(16)					Ps.	177
Furniture & equipment		131,759		(1,556)	Ps.	9,584	Ps.	(445)		139,342
Machinery & equipment		160,786		(21,518)		12,600				151,868
Computer equipment		98,771		(14,363)		32,915				117,323
Transport equipment		39,429		(5,473)		12,227				46,183
Improvements to leased
premises		93,000		(17,609)		23,433		—		98,824
Accumulated depreciation		(352,934)		43,920		(60,687)		—		(369,701)
	Ps.	171,004	Ps.	(16,615)	Ps.	30,072	Ps.	(445)	Ps.	184,016

The consolidated depreciation expense for 2021, 2022 and 2023 was Ps.78.053, Ps.67,548 and Ps.60,687, respectively. This includes the depreciation of Aerostar for Ps.66,930, Ps.57,693 and Ps.48,514 and the depreciation of Airplan for Ps.909, Ps.424 and Ps.613 for the years ended December 31, 2021, 2022 and 2023, respectively, and which has been charged in aeronautical and non-aeronautical services costs, and administrative expenses.

The depreciation expense for 2021, 2022 and 2023 for the right-of-use assets for consolidated leasing was Ps.6,467, Ps.5,457 and Ps.6,340, respectively in Mexico, there was no recognition of right-of-use assets for leasing in Aerostar and Airplan.

During the second quarter of 2021, FONATUR and the Company entered into an agreement to terminate the sales contract for the land of Huatulco, FONATUR paid the Company Ps.286,283 which was the price that the Company initially paid for the land.

7.1)	Right-of-use assets of leasing assets

As of December 31, 2022 and 2023, right-of-use assets associated with property leases, amounted to Ps.24,451 and Ps.25,753, respectively, and the associated liability amounted to approximately Ps.23,547 and Ps.22,367 respectively, which are not significant.

Lease liabilities are measured at the present value of remaining lease payments, discounted at the interest rate of the lessee. The weighted average interest rates of the lessee applied to lease liabilities at January 1, 2021 were 9.2% and for the new contracts of the year during 2022 and 2023 were 9.7% and 12.5%, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

The Company has executed a contract for the lease of corporate offices and commercial vehicles. The general terms of the lease contracts are shown below:

Corporate offices in Mexico:

Separate contract including the following terms and conditions: i) 5-year term; ii) monthly lease payments of USD27.5 (Ps.466 approximately); iii) a security deposit equivalent to 2-month rent; iv) the monthly base rent will be increased annually after the first year of the contract, in line with the increase in the US National Consumer Price Index; and v) in the event of nonpayment of principal, default interest will accrue at the most recent interest rate in US dollars published by the Wall Street Journal, with the Prime Rate in US dollars plus ten basis points.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Note 8 - Intangible assets, airport concessions and goodwill - Net:

The movements of intangible assets of airport concessions in the periods presented in the consolidated financial statements are as follows:

			Foreign currency
	1/1/2022		translation		Additions (*)		Transfers		12/31/2022
Concessions (Regulated Activity)	Ps.	54,733,845	Ps.	(1,850,332)	Ps.	134,622	Ps.	3,424,706	Ps.	56,442,841
Contracts assets		4,745,055		(19,605)		2,692,694		(3,424,706)		3,993,438
Contractor advance		710,197		(67)		(332,033)				378,097
Licences and ODC		392,412				27,027				419,439
Commercial Right’s (Unregulated Activity)		6,672,307		(324,598)						6,347,709
Goodwill		2,603,242		(133,864)						2,469,378
Accumulated amortization		(15,883,709)		485,787		(1,994,899)				(17,392,821)
	Ps.	53,973,349	Ps.	(1,842,679)	Ps.	527,411	Ps.	—	Ps.	52,658,081

			Foreign currency
	1/1/2023		translation		Additions (*)		Transfers		12/31/2023
Concessions (Regulated Activity)	Ps.	56,442,841	Ps.	(1,830,087)	Ps.	74,853	Ps.	3,816,487	Ps.	58,504,094
Contracts assets		3,993,438		(55,292)		1,302,633		(3,816,487)		1,424,292
Contractor advance		378,097		41		(163,893)				214,245
Licences and ODC		419,439				53,325				472,764
Commercial Right’s (Unregulated Activity)		6,347,709		(832,139)						5,515,570
Goodwill		2,469,378		(320,193)						2,149,185
Accumulated amortization		(17,392,821)		431,204		(2,008,470)				(18,970,087)
	Ps.	52,658,081	Ps.	(2,606,466)	Ps.	(741,552)	Ps.	—	Ps.	49,310,063
(*)

Within the most significant additions in 2022 are: Mexico a) the continuation of the expansion works of the terminal building, commercial platform and roads of the Merida Airport; b) as well the continuation of the expansion works of terminal 3 and expansion works of terminal 4, expansion of taxiways, expansion of platforms and roads at Cancun Airport and c) new terminal at Tapachula Airport. At Aerostar, the most significant works are the expansion of Terminal D and the construction of new areas for migration.

(*)

Within the most significant additions in 2023 are: Mexico a) the continuation of the expansion works of the terminal building, commercial platform and roads of the Merida Airport; b) as well the continuation of the expansion works of terminal 3 and expansion works of terminal 4, expansion of taxiways, expansion of platforms and roads at Cancun Airport. At Aerostar, the most significant works are the expansion of Terminal D and expansion of areas for migration of Terminal D.

The consolidated expense for amortization of intangibles related to concessions were Ps.1,877,315, Ps.1,945,184, and Ps.2,008,470 in 2021, 2022 and 2023 and has been charged to the cost of aeronautical and non-aeronautical services, this amount includes the amortization of commercial rights of Aerostar of Ps.186,638, Ps.177,558 and Ps.154,282, for 2021, 2022 and 2023 respectively, recognized by the valuation of its investment in accordance with IFRS 3 “Business combinations”, and the amortization of the intangible assets of Airplan for Ps.104,651, Ps.99,560 and Ps.86,509 for 2021, 2022 and 2023, respectively.

The amortization expense of the Mexican concession by Ps.759,798 in 2021, Ps.863,183 in 2022 and Ps.986,520 in 2023 has been charged to the cost of the aeronautical and non-aeronautical services.

The amortization expense of the Aerostar concessions by Ps.486,507 in 2021, Ps.489,041 in 2022 and Ps.444,925 in 2023 has been charged to the cost of aeronautical and non-aeronautical services.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

The amortization expense of the Airplan concessions by Ps.339,676 in 2021, Ps.315,842 in 2022 and Ps.281,976 in 2023 has been charged to the cost of aeronautical and non-aeronautical services.

The expense for amortizing licenses and ODC by Ps.37,974 in 2021, Ps.49,715 in 2022 and Ps.54,259 in 2023 has been charged to administrative expenses.

8.1) Impairment testing of intangible assets, airport concessions and goodwill

The Company reviews the performance of business in the countries where subsidiaries operate, considering three CGUs per country of operation.

During 2022 there was a significant passenger recovery due to the easing of measures that were taken in 2020 as consequence of COVID-19. CGUs had growth of 35% in Mexico, 6.5% in Aerostar and 56.8% in Airplan, compared to 2021. This situation meant that during the year there were no events that constituted indications of impairment in any of the 3 countries, so that the Administration was not obliged to perform impairment tests on all intangible assets and airport concessions.

In the Aerostar and Airplan CGUs, the required annual impairment tests were carried out at the value of goodwill, which as of December 31, 2022 and 2023 is Ps.2,469,378 and Ps.2,149,185, respectively.

Goodwill is assigned to the operating segments that are expected to benefit from the synergies of the business combination, regardless of whether other assets or liabilities of the acquired entities are assigned.

The following is a summary of the allocation of goodwill:

	December 31,
	2022		2023
Aerostar	Ps.	930,231	Ps.	808,288
Airplan		1,539,147		1,340,897
	Ps.	2,469,378	Ps.	2,149,185

Methodology:

Pursuant to IAS 36 methods applied to the 2022 and 2023 calculation, Management determines the recoverable value by the fair value less costs of disposal. The Company used this method for all its CGUs. To determine the fair value less costs of disposal the discounted cash flow projections approved by Management are used covering a period of 30 years in 2022 and 29 years in 2023, respectively, in the case of Aerostar and 10 years in 2022 and 9 years in 2023, respectively, in the case of Airplan, which correspond to the remaining years of the airport concessions.

In 2023, the Company changed its valuation technique used to estimate the recoverable amount from the expected cash flow approach, which uses multiple probability-weighted flow scenarios, to the traditional approach. This approach consists of using a “single” set of estimated cash flows and a single discount rate. Uncertainties are reflected through the risk premium included in the discount rate. The change in valuation technique is because there is no longer uncertainty derived from the COVID-19 contingency.

As of December 31, 2022, the Company used as valuation technique to estimate the recoverable amount, the expected cash flow approach. This approach uses several cash flow projections considering the probabilities assumed of different events and/or scenarios instead of a single cash flow scenario. Although there may be several scenarios and probabilities, the Company considered that the three scenarios detailed below (base, positive and negative) reflect a representative sample of possible outcomes.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

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

Due to specific circumstances of each market in which the Company operates, the following scenarios were considered appropriate:

Positive - For the development of the positive scenario of each of the CGUs, a greater growth in passenger traffic was contemplated based on the historical results of the Company as well as the prompt recovery that it had after COVID-19, that is, the Administration considered increasing within these scenarios a percentage applied to passenger traffic in each of the remaining years of the life of each of the concessions, in the case of Airplan and Aerostar for the year 2022 was 5% for both CGU on the number of passengers of the base scenario.

Base - To construct the base scenario of each CGU, current effects on the industry impacting on each CGU were considered as well as the recovery and growth obtained from the studies performed by Management through specialized third parties of the industry.

Negative - For the development of the negative scenario of each of the CGUs, a lower flow in passenger traffic was considered, that is, the Administration considered reducing the base scenario by a percentage applied to passenger traffic in each of the remaining years of the period of life of each one of the concessions. In the case of Airplan and Aerostar for 2022, it was -5%, for both CGUs, over the number of passengers in the base scenario.

The expected probability-weighted cash flow determined by the Company consisted of assigning a probability to the 3 scenarios mentioned above. The Company estimated a weighing for each of the scenario as follows:

	2022
	Airplan	Aerostar
Negative scenario	15.00%	15.00%
Base scenario	75.00%	75.00%
Positive scenario	10.00%	10.00%
	100.00%	100.00%

No impairment was recorded in any of the CGUs under any of these 3 scenarios or under that of expected probability-weighted cash flows.

The assumptions used to estimate the recoverable amount are consistent with assumptions made by a market participant. For each CGU, the key assumptions for the base scenario were the following during 2022 and 2023:

	2022		2023
	Airplan	Aerostar	Airplan	Aerostar
Discount rate	15.31%	10.21%	13.09%	10.40%
Average growth rate for operating costs and expenses	4.00%	3.90%	4.73%	4.67%
Growth rate of departing passengers for each CGU	4.79%	2.50%	1.76%	2.40%
Hierarchy level of the fair value of the recoverable of the CGU	3	3	3	3

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Management has determined the values assigned to each of the above key assumptions as follows:

2022 and 2023

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

For the year 2023, to the discount rate by +1% or -1% in each CGU, cash flow projections would have generated an effect of recognizing an excess of Ps.302,677 and of Ps.4,202,232, in Aerostar, respectively, and an excess of Ps.374,916 and Ps.546,230 in Airplan, respectively.

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

December 31, 2021, 2022 and 2023

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

December 31, 2021, 2022 and 2023

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Note 9 - Accounts payable and accrued expenses:

At December 31, 2022 and 2023, the balances are as follows:

		December 31,
	2022		2023
Suppliers	Ps.	307,068	Ps.	306,547
Taxes payable		574,311		664,334
Use rights of assets under concession		575,598		455,125
Accounts payable to related parties (Note 14.1)		169,696		178,294
Lease payable (Note 7.1)		23,547		22,367
Salaries payable		187,209		221,328
Sundry creditors for services provided		915,873		929,483
Accounts payable to contractors		61,202		26,811
Total	Ps.	2,814,504	Ps.	2,804,289

Since these accounts mature at a term of under one year, their fair value is considered to approximate their carrying value.

Note 10 - Bank loans:

At December 31, 2022, the Company has used the total amount of these credits as shown below:

	Credit line used in foreign currency		Credit line balance		Principal		Commissions and		Term				Fair
Bank	at 12/31/2022*		used in pesos		amortization in pesos		interests - Net		Short		Long		value
Santander, S. A.			Ps.	2,650,000	Ps.	(650,000)	Ps.	(5,999)	Ps.	1,326,362	Ps.	667,639	Ps.	2,098,793
BBVA Bancomer, S. A.				2,000,000		—		(1,866)		160,455		1,837,679		2,061,906
Total México			Ps.	4,650,000	Ps.	(650,000)	Ps.	(7,865)	Ps.	1,486,817	Ps.	2,505,318	Ps.	4,160,699
Bancolombia, S. A.	COP	57,238,256	Ps.	602,121	Ps.	(289,119)	Ps.	8,922	Ps.	2,035	Ps.	319,889	Ps.	230,399
Corpbanca Colombia, S. A.		38,922,014		409,717		(196,601)		6,858		1,383		218,591		156,671
Banco Davivienda, S. A.		34,342,946		361,391		(173,471)		5,697		1,220		192,397		138,239
Banco de Bogotá, S. A.		14,118,353		148,402		(71,314)		1,864		501		78,451		56,830
Banco de Occidente, S. A.		14,118,362		148,400		(71,314)		1,859		501		78,444		56,830
Banco Popular, S. A.		3,052,194		31,909		(15,417)		(97)		108		16,287		12,286
Banco AV Villas, S. A.		3,052,707		32,135		(15,420)		539		108		17,146		12,288
Servicios Financieros, S. A.		3,052,707		31,911		(15,420)		(102)		108		16,281		12,288
Total Airplan	COP	167,897,539	Ps.	1,765,986	Ps.	(848,076)	Ps.	25,540	Ps.	5,964	Ps.	937,486	Ps.	675,831
			Ps.	6,415,986	Ps.	(1,498,076)	Ps.	17,675	Ps.	1,492,781	Ps.	3,442,804	Ps.	4,836,530

* Foreign currency in thousands

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

At December 31, 2023, the Company has used the total amount of these credit lines as shown below:

	Credit line used in foreign currency		Credit line balance		Principal		Commissions and		Term				Fair
Bank	at 12/31/2023*		used in pesos		amortization in pesos		interests - Net		Short		Long		value
Santander, S. A.			Ps.	2,000,000	Ps.	(1,325,000)	Ps.	(2,457)	Ps.	672,543	Ps.	—	Ps.	697,731
BBVA Bancomer, S. A.				2,000,000		(150,000)		431		210,610		1,639,821		1,962,138
Total México			Ps.	4,000,000	Ps.	(1,475,000)	Ps.	(2,026)	Ps.	883,153	Ps.	1,639,821	Ps.	2,659,869

Bancolombia, S. A.	COP	57,238,256	Ps.	322,882	Ps.	—	Ps.	2,196	Ps.	2,196	Ps.	322,881	Ps.	253,069
Corpbanca Colombia, S. A.		38,922,014		219,560		—		1,492		1,492		219,558		172,087
Banco Davivienda, S. A.		34,342,946		193,729		—		1,317		1,317		193,728		151,841
Banco de Bogotá, S. A.		17,170,178		96,857		—		658		658		96,858		75,917
Banco de Occidente, S. A.		14,118,362		79,642		—		541		541		79,643		62,422
Banco Popular, S. A.		—		—		—		—		—		—		—
Banco AV Villas, S. A.		3,052,707		17,221		—		116		117		17,222		13,497
Servicios Financieros, S. A.		3,052,707		17,221		—		117		117		17,221		13,497
Total Airplan	COP	167,897,170	Ps.	947,112	Ps.	—	Ps.	6,437	Ps.	6,438	Ps.	947,111	Ps.	742,330
			Ps.	4,947,112	Ps.	(1,475,000)	Ps.	4,411	Ps.	889,591	Ps.	2,586,932	Ps.	3,402,199

* Foreign currency in thousands

As a result of the business combination in Airplan on October 19, 2017, the Company determined a fair value of the syndicated loan, valued at its amortized cost, increasing its value by Ps. 605,382. The debt contracted in the original currency (the Colombian peso) plus this adjustment to fair value will result in COP.535,125,402 (Ps.3,408,442).

The variables used to determine the fair values of loans at December 31, 2022 and 2023 are as follows:

Mexico:

2022 and 2023:

-	TIIE (Interbank Equilibrium Interest Rate) 28 days Discount Rate as of December 31, 2022 and 2023.
-	Probability of default of ASUR as of December 31, 2022 and 2023
-	Default Swaps (CDS) of Mexico as of December 31, 2022 and 2023

Level 2 of fair value hierarchy at December 31, 2022 and 2023.

Aerostar:

2022 and 2023:

-	Yield Spreads to Maturity through the BB-rating curve by industrial sector at December 31, 2022 and 2023.

Level 2 of fair value hierarchy at December 31, 2022 and 2023.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Airplan:

2022 and 2023:

-	Reference Discount Rate in Colombia as of December 31, 2022 and 2023.
-	Probability of default of ASUR as of December 31, 2022 and 2023.
-	Credit Default Swaps (CDS) of Colombia as of December 31, 2022 and 2023.

Level 2 of fair value hierarchy at December 31, 2022 and 2023.

Methodology:

The following methodology was used to determine fair value in the terms of IFRS 13: The valuation technique used, which is recognized in the financial environment (estimated future cash flows discounted at their present value) using market information available at the valuation date.

Mexico:

In October 2017, the Company acquired a new loan with BBVA Bancomer of Ps.2,000,000, with a term of seven years, which will be amortized in nine semiannual payments from October 2020 to October 2024 at the TIIE rate of 28 days plus 125 basis points. On April 26, 2021, the Company made a principal payment of Ps.20,000 in accordance with the payment schedule. On October 13, 2021, the Company prepaid the loan amount that amounted to Ps.1,960,000 on that date, without any prepayment penalty.

On October 15, 2021, BBVA Mexico granted a simple loan for the amount of $2,000,000 that can be used for corporate expenses with a term of 7 years, maturing in October 2028, at an annual interest rate equivalent to the TIIE rate to 28 days plus an applicable margin. On January 13, 2023, July 14, 2023 and October 13, 2023 the Company makes payments of $50,000, respectively.

Applicable margin. If the net leverage index x is a) Less than 1.5X, the applicable margin will be 140 basis points, b) Between 1.5X and 2.5X, the applicable margin will be 165 basis points and c) greater than 2.5x, the applicable margin will be 190 basis points.

In October 2017, the Company acquired a loan with Banco Santander for Ps.2,000,000. The loan has a term of five years, maturing on October 27, 2022 at the 28-day TIIE rate plus 125 basis points. On September 29, 2021, the Company prepaid, without penalty, the Ps.2,000,000 balance of the Santander loan. On September 29, 2021, the Company acquires a loan with Santander for Ps.2,650,000, maturing on September 28, 2024, subject to the 28-day TIIE rate plus 150 basis points. On November 29, 2022, the Company makes advance payments of Ps. 650.0 million without any penalty. On March 29, 2023 and September 29, 2023 the Company makes payments of Ps.662.5 million, on each of the indicated dates.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

In terms of the credits in pesos granted by BBVA Bancomer, the Company is obliged to maintain a consolidated leverage level not exceeding 3.5x calculated as a total financial debt between the (operating profit calculated before taxes, interest expenses, plus depreciation plus amortization at consolidated level) EBITDA for the twelve months prior to the end of each quarter and a minimum interest coverage of 3.0x, calculated as EBITDA between the financial expenses associated with the total financial debt for the 12 months before the end of each quarter. During the year the Company fulfilled these financial obligations, on each quarterly measurement date. At December 31, 2022 and 2023, the Consolidated Leverage Ratio calculated under the contract was 0.12x and 0.7x, respectively, which does not exceed the 3.5x established. In turn, the Debt Coverage Ratio at December 31, 2022 and 2023 was 19.3x and 11.4x, respectively, covering the minimum required of 3.0x as stated in the contract.

In terms of the credit in pesos granted by Santander, the Company is obliged to maintain a leverage level on the last day of each fiscal quarter of no more than 3.5x and a minimum interest coverage ratio of 3.0x, both reasons calculated by the 12 months before each quarter. The calculation for the Leverage Ratio and Interest Coverage Ratio will be performed considering the Company’s share in the income/loss of its subsidiaries and other companies in which it holds interest. During the year 2022 and 2023, the Company fulfilled these financial obligations, on each quarterly measurement date. At December 31, 2022 and 2023, the Leverage Ratio calculated under the contract was 0.12x and 0.7x, respectively, which does not exceed the 3.5x set. In turn, the Debt Coverage Ratio at December 31, 2022 and 2023 was 19.3x and 11.4x, respectively, covering the minimum required of 3.0x as stated in the contract.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

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

Airplan:

On June 1, 2015, the Company acquired a new long-term syndicated loan of COP$440,000,000 (Ps.2,897,404) payable in 2027 with a three-year grace period for the payment of principal.

The participants of this syndicated loan are:

	Amount
Entity	(thousand of COP)
Bancolombia, S. A.	COP.	150,000,000
Corpbanca Colombia, S. A.		102,000,000
Banco Davivienda, S. A.		90,000,000
Banco de Bogotá, S. A.		37,000,000
Banco de Occidente, S. A.		37,000,000
Banco Popular, S. A. (1)		8,000,000
Banco AV Villas, S. A.		8,000,000
Servicios Financieros, S. A.		8,000,000
	COP.	440,000,000

(1)On April 2023, Banco Popular, S. A. transferred the rights to Banco de Bogotá, S. A. of the syndicated loan, through the signing of promissory notes, under the same conditions.

On April 2022, the Company prepaid COP149,999,914 (Ps.794,510), without any penalty, as follows:

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

December 31, 2021, 2022 and 2023

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

Airplan obtained from all the banks participating in the syndicated loan the waivers necessary to comply with the coverage ratio indicator, up to the measurement date of the first quarter of 2021 and subsequently extended them until the first quarter of 2022. These waivers do not result in a sanction nor did they represent an expense or penalty to the entity. With these waivers described, the Company was covered for possible default and was exempted from any sanction or any negative effect in the event of breach of the debt coverage indicator until the measurement date of March 31, 2022. The Company complied with this debt coverage indicator on all measurement dates of 2022. As of December 31, 2022 and 2023, the Company has complied with the debt coverage indicator, which was 5.7x and 3.6x, respectively.

Aerostar

On December 30, 2020, Aerostar obtained an unsecured revolving credit line with Banco Popular de Puerto Rico for USD$20,000 (approximately Ps.399,010), for a term of three years and the possibility of making prepayments at any moment during the term of the contract, with interest at Prime rate plus 0.50%. The Company will pay 0.15% for unused credit line, which will be calculated on the average amount of unused principal during the year. As of December 31, 2022, the Company did not use the credit line nor on its maturity date.

On November 15, 2023, Aerostar renewed the unsecured revolving credit line with Banco Popular de Puerto Rico of USD$20,000 (Ps.338,380, approximately) with a maturity date December 29,2026. The interest is calculated at the interest rate that fluctuates between 0.5% and 3.0% plus default interest rate of 2.0%. As of December 31, 2023, the Company did not use the credit line.

Note 11 — Short and long-term documents:

As a result of including Aerostar in the consolidation, as from May 31, 2017, the following long-term debt is recorded.

To finance a portion of the agreement payment to the Puerto Rico Authority, and certain other costs and expenditures associated with it, Aerostar entered into a note purchase agreement for the private placement of bonds on March 22, 2013 in the original amount of Ps.4,471 million pesos (USD$350 million) maturing on March 22, 2035 in accordance with the following conditions:

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

In May 2022, Aerostar authorized the private placement of bonds for an original amount of Ps.3,947,522 (USD$200 million) guaranteed with a quoted yield of 4.92% maturing on March 22, 2035, the disposition of the resources was in July 2022. Aerostar is financially obligated throughout the term of the bond, to maintain a debt coverage ratio greater than 1.0x with the measurement date of each quarterly closing. As of December 31, 2022, and 2023 the debt coverage ratio was 1.7x and 2.4x, respectively.

At December 31, 2022 the integration of the debt is shown as follows:

	Original debt	Interest	Credit line		Principal amortization		Interest		Term				Fair
	used in thousand USD	in thousand USD	in pesos		in pesos		in pesos		Short		Long		value
Bond	$400,000	$255	Ps.	6,602,407	Ps.	(222,568)	Ps.	(58,185)	Ps.	323,993	Ps.	5,997,661	Ps.	6,039,845
Bond	200,000	2,733		3,947,522						53,222		3,894,300		3,148,566
	$600,000	$2,988	Ps.	10,549,929	Ps.	(222,568)	Ps.	(58,185)	Ps.	377,215	Ps.	9,891,961	Ps.	9,188,411

At December 31, 2023 the integration of the debt is shown as follows:

	Original debt	Interest	Credit line		Principal amortization		Interest		Term				Fair
	used in thousand USD	in thousand USD	in pesos		in pesos		in pesos		Short		Long		value
Bond	$400,000	$(4,804)	Ps.	5,553,784	Ps.	(200,535)	Ps.	(35,047)	Ps.	297,803	Ps.	5,020,399	Ps.	5,702,759
Bond	200,000	2,733		3,430,040				5		46,245		3,383,800		3,324,656
	$600,000	$(2,071)	Ps.	8,983,824	Ps.	(200,535)	Ps.	(35,042)	Ps.	344,048	Ps.	8,404,199	Ps.	9,027,415

Inputs:

2022 and 2023:

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

Note 12 - Stockholders’ equity:

At December 31, 2022 and 2023 the minimum fixed capital with no withdrawal rights is of Ps.1,000 and the variable portion is of Ps.7,766,276, (nominal figure) comprised of 300,000,000 common, nominative Class I shares no par value, wholly subscribed and paid in. The variable portion of capital stock is comprised of Class II common, nominative shares. At December 31, 2022 and 2023, no Class II shares have been issued. Both classes of shares will have the characteristics determined at the Shareholders’ meeting where issuance is approved and they are integrated as shown as follows:

			Capital stock as of
	Total shares		December 31,
Description	2022	2023	2022		2023
“B” Series	277,050,000	277,050,000	Ps.	7,173,079	Ps.	7,173,079
“BB” Series	22,950,000	22,950,000		594,197		594,197
Total	300,000,000	300,000,000	Ps.	7,767,276	Ps.	7,767,276

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

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

Reserve for acquisition of shares

The reserve for acquisition of shares represents the reservation authorized by the stockholders for the Company to purchase its own shares subject to certain criteria set forth in the bylaws and the Securities Market Law. At December 31, 2022 and 2023, the reserve for repurchase of shares totals Ps.11,554,572, respectively.

Dividends

At the Ordinary General Assembly held on April 18, 2023, the Company's shareholders agreed to pay an ordinary cash dividend of Ps.2,979,000, as well as to approve the payment of an extraordinary nominal dividend of Ps.3,000,000, payments were made on May 31 2023 and November 29, 2023, respectively, and in both cases they will not cause Income Tax (ISR) as they arise from CUFIN.

At the Ordinary General Stockholders’ Meeting held on April 20, 2022, the Company’s Stockholders agreed to delegate to the Board of Directors the proposal to pay an ordinary dividend in cash of Ps.2,709,000, as well as the approval of the payment of an extraordinary dividend of Ps.1,800,000 nominal, both cases they will not give rise to Income Tax (ISR) because they arise from the CUFIN (the “Net Tax Profit Account”) and their payment was on June 1, 2022.

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

Dividends are tax free if paid from the CUFIN. Dividends paid in excess of the CUFIN balances are subject to tax equivalent to 42.86%. Tax due is payable by the Company and may be credited against income tax for the year or income tax for the two immediately following fiscal years. Dividends paid from previously taxed earnings are not subject to tax withholding or payment. Dividends paid that come from profits previously taxed by the ISR will not be subject to any withholding or additional tax payment. The Income Tax Law (LISR or ITL) establishes the obligation to maintain the CUFIN with the profits generated until December 31, 2013 and start another CUFIN with the profits generated as of January 1, 2014. At December 31, 2022 and 2023, the companies CUFIN is Ps.20,812,899 and Ps.23,753,103, respectively, whereas the combined contribution capital account (CUCA, by its initials in Spanish) amounts Ps.53,329,606 and Ps.55,854,836, respectively.

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

December 31, 2021, 2022 and 2023

Note 13 - Income tax incurred and deferred:

The Company does not consolidate its results for tax purposes.

a.	Income Tax (IT)

Mexico:

In 2021, 2022 and 2023, the Company determined tax profits in its subsidiaries in the amounts of Ps.6,045,955, Ps.9,997,669 and Ps.11,620,031, respectively. In 2021, 2022 and 2023, the tax profits were partially offset with the amortization of tax losses in the amounts of Ps.192,040, Ps.127,046 and Ps.186,912, respectively. With the exception of Minatitlan Airport, which tax losses for the year 2022 and 2023 amount to Ps.35,818 and Ps.26,413, respectively.

The subsidiaries that at December 31, 2022 and 2023, have not assessed income tax due to the tax loss carryforwards, are Cozumel, Minatitlan and Tapachula (solely in 2022).

Taxable income differs from the book income due to temporary and permanent differences arising from the different bases for the recognition of the effects of inflation for tax purposes and from the permanent effects of items affecting only the book or tax results.

The ITL establishes the applicable income tax rate of 30% on taxable income.

The Company has performed the evaluation of the Preferential Tax Regimes and has determined at December 31, 2022 and 2023, it is not applicable because it does carry out a business activity, in the case of the investment in the airport of Puerto Rico, and that passive income does not represent more than 20% of its total income.

Aerostar:

In 2021 and 2022 and 2023 the Company determined tax profit Ps.88,577 and Ps.370,213, and Ps.261,532 respectively, which partially compensated by amortization of tax losses for Ps.79,720, Ps.333,191, and Ps.235,378 respectively. Aerostar maintains an agreement with the Department of the Treasury of Puerto Rico in which its operations are subject to income taxes of Puerto Rico of 10% under the provisions of Section 12 (a) of the Public Private Partnership Law (Law) enacted in June 2009.

Airplan:

The Company determined taxable income (liquid income) in accordance with the tax law of Colombia for the fiscal year, 2021, 2022 and 2023 of Ps.241,490, Ps.1,078,391 and Ps.1,157,423, respectively.

According to Article 188 of the Colombian Tax Code, for income tax purposes, it is assumed that the taxpayer’s net income is not less than 3.5% of his net worth, on the last day of the immediately preceding taxable year. The percentage of presumptive taxable income referred to in this article will be reduced to 0.5% in taxable year 2020; and reduced to 0%, as of taxable year 2021.

Tax Reform Law No. 1943, dated December 28, 2018, sets forth the following rates applicable to corporate taxable income: 32% for fiscal year 2020, and 31% for fiscal year 2021. The Tax Reform Law 2155 of September 14, 2021 article 7 determined that as of the year 2022 it will be 35% on the net taxable income. In December 2022, through tax reform, Law 2277 of 2022 was issued, in which it determined that as of fiscal year 2022 and subsequent years the ISR rate is 35%, on taxable net tax income.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

The IT provision at December 31, 2021, 2022 and 2023 is as follows:

	December 31,
	2021		2022		2023
Mexico:
Current IT	Ps.	1,749,031	Ps.	2,961,187	Ps.	3,477,638
Deferred IT		(128,254)		(169,080)		11,131
IT provision Mexico	Ps.	1,620,777	Ps.	2,792,107	Ps.	3,488,769
Aerostar:
Current IT	Ps.	886	Ps.	3,703	Ps.	2,617
Deferred IT		37,979		38,160		34,441
IT provision Aerostar	Ps.	38,865	Ps.	41,863	Ps.	37,058
Airplan:
Current IT	Ps.	74,862	Ps.	377,437	Ps.	405,098
Deferred IT		(5,997)		227,402		13,218
IT provision Airplan	Ps.	68,865	Ps.	604,839	Ps.	418,316
Total IT provision	Ps.	1,728,507	Ps.	3,438,809	Ps.	3,944,143

The reconciliation between the statutory and effective IT rates is shown as follows:

	December 31,
	2021		2022		2023
Consolidated income before provision for IT	Ps.	8,126,035	Ps.	14,084,733	Ps.	14,620,087
Plus (less):
Net income before taxes of Airplan and Aerostar		(1,418,186)		(3,183,555)		(2,422,843)
Net income before taxes of subsidiaries in Mexico not subject to IT		(170,247)		(140,921)		(151,574)
Income before provisions for income taxes		6,537,602		10,760,257		12,045,670
Statutory IT rate		30%		30%		30%
IT that would result from applying the IT rate to book profit before income taxes		1,961,281		3,228,077		3,613,701
Non-deductible items and other permanent differences		7,853		14,133		229,972
Annual adjustment for tax inflation		(33,603)		(82,517)		(100,820)
Accounting disconnect inflation		(314,754)		(367,587)		(254,084)
Effect by difference in rate of IT Aerostar		38,865		41,863		37,058
Effect by difference in rate of IT Airplan		68,865		604,839		418,316
IT provision	Ps.	1,728,507	Ps.	3,438,809	Ps.	3,944,143
Effective IT rate		26%		32%		33%

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

The following are the principal temporary differences with respect to deferred tax:

	Year ended
	December 31,
	2022		2023
Deferred income tax asset:
Temporary liabilities	Ps.	72,439	Ps.	80,229
Fair value of long-term debt (Bank loan)		84,774		73,661
Allowance for doubtful accounts		60,775		68,653
		217,988		222,543
Deferred income tax payable:
Fixed and intangible assets (*)		(2,898,475)		(2,711,274)
Temporary assets		(291,829)		(409,127)
Amortization of expenses		(206)		—
		(3,190,510)		(3,120,401)
Deferred income tax liability - Net	Ps.	(2,972,522)	Ps.	(2,897,858)

(*)Includes Ps. 1,083,114 and Ps.1,198,574 from Aerostar from the periods 2022 and 2023, and Ps.701,966 and Ps.726,032 from Airplan in 2022 and 2023, respectively.

The net movements of the deferred tax asset and liability for the year are as follows:

	Impairment
	provision				Foreign
	of loan		Concession		Currency
	portfolio		Assets		Conversion		Others		Total
Balances as of January 1, 2022	Ps.	(57,962)	Ps.	3,078,500	Ps.	32,903	Ps.	(8,809)	Ps.	3,044,632
Conversion revaluation effect
Airplan and Aerostar						(117,978)		(50,614)		(168,592)
Consolidated income statement:
Airplan		(1,123)		9,298		2,648		216,579		227,402
Aerostar				38,982		(822)				38,160
México		(1,690)		(145,056)				(22,334)		(169,080)
		(2,813)		(96,776)		1,826		194,245		96,482
Balances as of December 31, 2022	Ps.	(60,775)	Ps.	2,981,724	Ps.	(83,249)	Ps.	134,822	Ps.	2,972,522
Conversion revaluation effect
Airplan and Aerostar						(176,132)		42,678		(133,454)
Consolidated income statement:
Airplan		(282)		(66,631)		(3,370)		83,501		13,218
Aerostar				35,947		(1,506)				34,441
México		(7,596)		24,491				(5,764)		11,131
		(7,878)		(6,193)		(4,876)		77,737		58,790
Balances as of December 31, 2023	Ps.	(68,653)	Ps.	2,975,531	Ps.	(264,257)	Ps.	255,237	Ps.	2,897,858

b.	Recoverable taxes.

At December 31, 2022 and 2023, the tax credits are as of Ps.181,619 and Ps.332,060, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Aerostar Tax loss Carry forwards:

Aerostar has cumulative tax loss carry forwards for which deferred tax has not been recognized because there is no certainty of its recovery in future years:

	USD
	thousand		Year of
Year of loss	Amount		expiration
2014		24,189	2024
2015		28,532	2025
2016		27,736	2026
2017		22,247	2027
2018		10,600	2028
2020		30,725	2030
Total	Ps.	144,029

Temporary differences not recognized

Temporary difference related to investments in subsidiaries for which no liabilities have been recognized for deferred income tax shown as follows:

	December 31,
	2022		2023
Undistributed utilities	Ps.	4,911,412	Ps.	4,334,287
Tax rate		30%		30%
Deferred income tax liabilities unrecognized with the previous temporary differences	Ps.	1,473,424	Ps.	1,300,286

This tax could be subject to the application of tax treaties existing in the countries of origin.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Note 14 - Balances and transactions with related parties:

14.1) Balances payable

At December 31, 2022 and 2023, respectively, the balances payable to related parties shown in the consolidated statement of financial position are comprised as follows:

	December 31,
	2022		2023
Accounts payable and accumulated expenses (Note 9):(*)
Inversiones y Técnicas Aeroportuarias, S. A. de C. V.
(Shareholder/technical assistance)	Ps.	169,696	Ps.	178,294
	Ps.	169,696	Ps.	178,294
(*)	These are accounts with terms of less than one year under similar market conditions.

14.2) Transactions with related parties

At December 31, 2021, 2022 and 2023, the transactions shown as follows were held with related parties, which were set at the same prices and conditions as those that would have been used in comparable operations by third parties.

	December 31,
	2021		2022		2023
Commercial income:
Autobuses de Oriente, S. A. de C. V. (Stockholder)	Ps.	11,800	Ps.	15,899	Ps.	20,162
Autobuses Golfo Pacífico, S. A. de C. V. (Stockholder)		6,468		7,616		8,306
Coordinados de México de Oriente, S. A. de C. V. (Stockholder)		162		189		202

Expenses:
Technical assistance (Note 14.4)	Ps.	(391,698)	Ps.	(643,891)	Ps.	(715,462)

Related parties:
Administrative services
Leasing	Ps.	(5,863)	Ps.	(4,610)	Ps.	(5,773)
Cleaning services		(12,307)		—		—

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

14.3) Compensation of key personnel

Key personnel include directors, members of the Steering Committee, and Committees. In the years ended on December 31, 2021, 2022 and 2023, the Company granted the following benefits to the key management personnel, the Board of Directors and the different Company Committees:

	December 31,
	2021		2022		2023
Short term salaries and other benefits paid to key personnel(*)	Ps.	122,271	Ps.	166,922	Ps.	171,595
Fees paid to the Board of Directors and Committees		8,144		8,671		10,261

(*) In fiscal years 2021, 2022 and 2023, includes costs of Ps.15,706, Ps.77,419 and Ps.70,026 and Ps.66,083, Ps.64,795 and Ps.16,871, respectively, for key personnel of directors of Aerostar and Airplan.

As of December 31, 2021, 2022 and 2023, there are no balances pending payment to key personnel.

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

In accordance with the contract, the Company agreed to pay an annual compensation equivalent to the higher of a fixed amount or 5% of the consolidated income of the Company before deducting the compensation for technical assistance and before the comprehensive financial result, IT, depreciation and amortization, determined in accordance with financial reporting standards applicable in Mexico. Beginning in 2003, the minimum fixed amount is of USD2 million (approximately Ps.33.8 million).

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

At December 31, 2021, 2022 and 2023, the expenses for technical assistance amounted to Ps.391,698, Ps.643,891 and Ps.715,462, respectively which are recorded in the consolidated comprehensive income statement within the aeronautical and non-aeronautical service cost line. ITA also has the right to refund the expenses incurred during the provision of the services specified in the agreement. The ITA series “BB” shares were put in a trust in order to ensure compliance with the technical assistance agreement, among other things.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Note 15 - Commitments and contingencies:

Commitments

a.	The Company began leasing office space on May 21, 2015, under a lease agreement. This agreement includes an available extension of 60 months. The monthly rent due is USD27.5 (Ps.466 approximately).

The total minimum future payments derived from the non-cancellable lease agreement that shall be covered in the future are as follows:

Up to one year	Ps.	5,590
Between one and three years		1,863
Total	Ps.	7,453

As of December 31, 2022 and 2023, the amortization per right-of-use assets within the aeronautical and non-aeronautical service cost in the statement of income, was approximately Ps.5,457 and Ps.5,773, respectively.

b.	On June 22, 2018, the Company received SCT approval for the MDP for the five-year period from 2019 to 2023 in which the Company committed to carry out improvements.

On August 19, 2020, the Federal Civil Aviation Agency approved the Company’s request for rescheduling (the deferral of) certain investments corresponding to 2020 for a total amount of Ps.2,292,355, to be fulfilled in 2021, due to contingencies due to COVID-19, which affected the conditions of the production and construction industry, interrupting the continuation of works and signing of new contracts that are indicated in the MDP 2019-2033.

On March 31, 2021, the AFAC authorized the reduction and modification of the Capital investments foreseen in the Master Development Plan (MDP), for the period of 2019-2023, regarding the review of maximum rates, without any penalty.

On December 11, 2023, the Company received approval from the SCT of the MDP for the five-year period between 2024 and 2028 in which the Company committed to make improvements.

As of December 31, 2023, the investment commitments of this MDP are as follows:

Period	Amount
2024	Ps.	3,708,423
2025		6,467,609
2026		7,350,950
2027		5,244,122
2028		6,799,906
	Ps.	29,571,010	(1)

(1)Figures adjusted as of December 31, 2023 based on the Construction Price Index (IPCO) in accordance with the terms of the MDP.

c.	Pursuant to the terms for the purchase of the land in Huatulco that occurred in October 2008, the Company had the obligation to build 450 hotel rooms As of December 31, 2020, there was an indefinite extension for this commitment issued by the National Fund for the Promotion of Tourism (FONATUR). During the second quarter of 2021, FONATUR paid the Company Ps.286,283 for the repurchase of the land in Huatulco, an amount that was the price that the Company initially paid for the land. As of December 31, 2021, there are no longer any obligations to be fulfilled by the Company in relation to this matter.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

d.	As part of the Agreement, Aerostar has committed to fund and complete certain capital and repair projects with respect to the LMM Airport Facilities. Aerostar has no time restrictions to complete these projects, except that they must be made at any time during the term of the Agreement. As these projects are carried out, repairs will be recorded as expenses incurred or capitalized and depreciated according to their nature; consistent with the Company’s accounting policies. Capital projects will be capitalized as part of an intangible concession improvement asset and will be amortized over their useful lives or the remaining life of the concession contract, whichever is less. Some commitments were excluded from the liability for initial obligations assumed due to factors of uncertainty, the variability of future costs and the extended period of time in which commitments can be fulfilled. As of December 31, 2021, 2022 and 2023, Aerostar fulfilled the agreed commitments.

Contingencies

As of December 31, 2022 and 2023, the Company has confirmed that the results of its lawsuits cannot be accurately predicted as their due processes are currently ongoing and there are not enough elements to determine whether they could largely affect the Company’s financial position in the case of an adverse ruling.

e.	The Company’s transactions are subject to Mexican federal and state laws as well as Puerto Rico and Colombian law due to its subsidiaries outside of Mexico.
f.

At the time that the Company was carrying out the competitive bidding process (1998) for the sale of shares of the Airport Groups, the SCT established and communicated that concessionaires could amortize for tax purposes the value of the concession up to 15% a year. In February 2012, the SCT estimated an amount due payable by Cancún in the amount of Ps.865 million pesos against the ruling in question, because it considered that the determination of the 15% amortization was not valid in 2006 and 2007. The Company disagreed with the decision and filed an appeal to overturn this determination. However, in order to adhere to the amnesty program set forth in Transitory Article Three of the new Income Law of 2013, the Company partially desisted from the appeal as it relates to the income tax obligation, but not in regards to the determination of the additional distribution related to employees’ statutory profit sharing, which the Company continues to appeal. During September 2023, a new resolution of the Deconcentrated Tax Audit Administration of Quintana Roo, determined that the amount of profit distribution is Ps. 99.8 million. The Company considered this to be inadmissible and initiated the annulment trial to clarify this decision. As of December 31, 2023, the risk in the event that the judge does not agree with Cancún amounts to  Ps. 99.8 million.

g.

There are currently a number of labor suits in progress against the Company, mainly in relation to involuntary termination. Any sentences that might be handed down not favoring the interest of the Company do not represent significant amounts. The Company is in legal proceedings at the date of this report and a resolution has not been issued yet.

h.

On August 21, 2019, the Board of Commissioners of the COFECE (Federal Economic Competition Commission) notified Aeropuerto de Cancún, S. A. de C. V. of the resolution issued on July 25, 2019, which provides for the following: (I) administrative liability for having exercised the monopolistic practices described in article 56, section V of the Mexican Federal Economic Competition Law (“LFCE”) (refusal of access); (ii) the imposition of a fine to the Company of Ps.73 million. On the understanding that there is sufficient grounds for defense, the Company has contested the administrative sanction imposed by the COFECE by filing amparo proceedings. The Company considers that the amparo proceedings will not be resolved in a term lower than 2 years from the date of filing, and, therefore, it is under no obligation to pay the fine before the end of such proceedings. In November 2023, a specialized Federal judge granted the Cancun Airport constitutional protection against the COFECE decision and ordered the court to review and justify whether the Company actually incurred the monopolistic practice of “refusal to negotiate” and since when, COFECE and The Cancun Airport appealed this ruling, which is currently pending final resolution by the specialized Court of Appeals.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

i.	On March 17, 2014, the Port Authority of Puerto Rico filed a lawsuit against Aerostar and two fuel sellers at the LMM Airport claiming to be entitled to a fee charged to the fuel sellers of the airport and not to Aerostar. On November 7, 2018 the court ruled in favor of Aerostar and declared that all revenues from the fuel sales fee were to be assigned to Aerostar, but authorized the Ports Authority to charge two cents of the fee per gallon charged to the fuel sellers. The parties appealed the judgement and, on July 31, 2020, the Court of Appeals ruled in favor of Aerostar, determining, among other things, that Aerostar was the only entity entitled to collect and withhold the charge for each gallon of jet fuel, which is dispatched at the LMM airport. On August 31, 2020, the Ports Authority appealed before the Supreme Court. On June 30, 2022, the Supreme Court of Puerto Rico issued a ruling in favor of Aerostar determining, among other things, that Aerostar is the only entity with the right to collect and withhold the fee charge for each gallon of fuel that is dispatched at the LMM Airport. On December 22, 2022, Aerostar filed a joint motion with the Ports Authority to collect consigned funds held by the Supreme Court of Puerto Rico, which, through a declaratory judgment, granted Aerostar the right to collect a total amount of USD15,641 (approximately Ps.300,384) deposited by the oil sellers to the Accounts Unit of the Honorable Court. This amount was collected by Aerostar in May 2023.

Note 16 - Basis for preparation:

The accompanying consolidated financial statements at December 31, 2022 and 2023 and for the years ended 2021, 2022 and 2023 have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) and its intrepretations issued by the IFRS Interpretations Commitee (IFRS IC).

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

Note 17 - Summary of the main accounting policies:

17.1) New standards and amendments

Some of the amendments and improvements that came into effect as of January 1, 2023 were:

●	Amendments to IAS 1 and IFRS Practice Statement No.2 - The IASB amended IAS 1 Presentation of Financial Statements to require entities to disclose their material rather than significant accounting policies. The amendments define what is “material accounting policy information” (being information that, when considered together with other information included in an entity’s financial statements, could reasonably be expected to influence the decisions that primary financial statements users with general purpose take on the basis of those financial statements) and explain how to identify when information about accounting policies is material. Furthermore, they clarify that it is not necessary to disclose immaterial information about accounting policies. If disclosed, it should not obscure important accounting information

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

To support this amendment, the IASB also amended IFRS Practice Statement No.2 Materiality Judgments to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

As a result of this modification, the Company has reviewed its accounting policies and has made the corresponding adjustments to reveal only the material policies.

●	Amendment to IAS 8, Definition of Accounting Estimates - The amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, clarifies how entities should distinguish changes in their accounting policies from changes in accounting estimates. The distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, while changes in accounting policies generally are applied retrospectively to past transactions and other past events, as well as to the current period. This modification did not have an impact on the Company.
●	International tax reform – Rules of the Second Pillar model – modifications to IAS 12 – the Organization for Economic Cooperation and Development (OECD) published the International tax reform – Rules of the second pillar model, derived from the digitalization of the economy, rules of the global model against tax base erosion and profit shifting (BEPS). The rules are designed to ensure that large multinational companies within the scope of the rules pay a minimum level of tax on income generated in a specified period in each jurisdiction where they operate

The Company operates in three jurisdictions, Mexico, Colombia, Puerto Rico and expects to do so in the Dominican Republic in the next two years. As of December 31, 2023, it is not within the scope of the Second Pillar model rules because this legislation has not been enacted in the jurisdictions where the Company operates. However, the Company has begun to analyze the possible future impacts once the legislation is enacted in these jurisdictions. In the case of Mexico and Colombia, the Company estimates that it will have no potential impact since the effective rate is higher than 15% (minimum rate established by the model rules of the Second Pillar). As for Puerto Rico, the rate is lower and is defined in the concession title. The Department of the Treasury of Puerto Rico is in the process of contracting international tax consulting services for the implementation of the global minimum corporate tax agreement. In relation to ASUR Dominicana, the Company will evaluate the impact once its operation begins

The Company has applied the mandatory exception to recognize and disclose information on deferred tax assets and liabilities arising from Second Pillar income taxes as provided for in the amendments to IAS 12 issued in May 2023.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Certain amendments to accounting standards have been published, which are not effective for reporting periods ending December 31, 2023, and have not been adopted in advance by the Company. These modifications are not expected to have a material impact on the Company current or future reporting periods and foreseeable future transaction.

17.2) Consolidation and equity method

The consolidated subsidiaries of the Company, for which it has a shareholding as of December 31, 2022 and 2023, are shown as follows:

	Shareholding
	percentage (%)	Main activity
Aeropuerto de Cancún, S. A. de C. V.	100%	Airport services
Aeropuerto de Cozumel, S. A. de C. V.	100%	Airport services
Aeropuerto de Mérida, S. A. de C. V.	100%	Airport services
Aeropuerto de Huatulco, S. A. de C. V.	100%	Airport services
Aeropuerto de Oaxaca, S. A. de C. V.	100%	Airport services
Aeropuerto de Veracruz, S. A. de C. V.	100%	Airport services
Aeropuerto de Villahermosa, S. A. de C. V.	100%	Airport services
Aeropuerto de Tapachula, S. A. de C. V.	100%	Airport services
Aeropuerto de Minatitlán, S. A. de C. V.	100%	Airport services
Cancun Airport Services, S. A. de C. V. (*)	100%	Airport services
Aerostar Airport Holdings, LLC	60%	Airport services
Sociedad Operadora de Aeropuertos Centro Norte, S.A.	100%	Airport services
ASUR Dominicana, LLC. (*)	100%	Commercial
RH Asur, S. A. de C. V.	100%	Administrative services
Servicios Aeroportuarios del Sureste, S. A. de C. V.	100%	Administrative services
Asur FBO, S. A. de C. V. (*)	100%	Administrative services
Caribbean Logistics, S. A. de C. V. (*)	100%	Cargo services
Cargo RF, S. A. de C. V. (*)	100%	Cargo services
(*)	These subsidiaries sub-consolidate at Cancún Airport.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Aerostar information

Aerostar reports its financial information in IFRS, for purposes of consolidating in the Company and in USD The exchange rate used at 2022 and 2023 year end was Ps.19.47 and Ps.16.92 Mexican Pesos per Dollar, respectively.

Relevant information about Aerostar and its significant non-controlling interest

As of December 31, 2021, 2022 and 2023, the condensed financial information of Aerostar, where there is a significant non-controlling interest, is presented as follows:

	December, 31
	2021		2022		2023
Condensed statement of financial position
Cash and cash equivalents	Ps.	2,295,087	Ps.	2,334,403	Ps.	1,518,454
Restricted cash		123,081		1,272,106		1,520,581
Other current assets		183,284		528,297		165,822
Total current assets		2,601,452		4,134,806		3,204,857
Financial liabilities:
Current liabilities		(804,548)		(1,184,023)		(1,033,248)
Working capital		1,796,904		2,950,783		2,171,609
Land, furniture and equipment		126,494		115,798		123,796
Intangible assets, airport concessions - Net		13,656,912		12,920,453		11,203,531
Other long term assets		64,442		90,777		83,208
Long term debt		(6,952,068)		(9,891,961)		(8,404,199)
Other long term liabilities		(19,378)		(18,265)		(14,295)
Deferred income tax - Net		(518,578)		(547,480)		(523,262)
Shareholders’ equity	Ps.	8,154,728	Ps.	5,620,105	Ps.	4,640,388

	Year ended December, 31
	2021		2022		2023
Condensed statements of comprehensive income
Revenue	Ps.	3,652,835	Ps.	4,110,028	Ps.	4,174,329
Operating cost and expenses		(1,939,555)		(2,128,925)		(2,390,264)
Other income				346,232
Comprehensive financial cost - Net		(453,326)		(459,471)		(412,145)
Net income tax		(57,529)		(59,618)		(52,486)
Net income for the year		1,202,425		1,808,246		1,319,434
Foreign currency translation		(207,132)		(95,881)		(818,522)
Total comprehensive income	Ps.	995,293	Ps.	1,712,365	Ps.	500,912

On October 20, 2022, Aerostar’s Board of Directors approved a reimbursement of contributed capital for USD165,625 (Ps.2,113,113), and a dividend payment for USD34,375 (Ps.690,833), corresponding to profits for the year 2022, of which 60% corresponds to the Company and 40% to the Avialliance partner. The Company did not change its proportional shareholding in Aerostar, maintaining control with 60% of the capital stock. These payments were not considered a partial disposal of the Company’s interest and the cumulative effects of changes in foreign exchange rates (CTA) were not reclassified to comprehensive income.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

On September 22, 2023, Aerostar's Board of Directors approved a reimbursement of contributed capital for USD20,000 (Ps.255,167), and a decree and payment of a dividend for USD69,000 (Ps.1,225,463), corresponding to profits for the year 2023, of which 60% corresponds to the Company and 40% to the Avialliance partner, applying an IT withholding to the Company for USD$3,053. The Company did not change its proportional shareholding in Aerostar, maintaining control with 60% of the capital stock, therefore a disposal was not considered and the cumulative effects of conversion were not reclassified from comprehensive income.

As regards the non-controlling interest in Aerostar’s subsidiary, there are no significant restrictions on the possibility of gaining access to files or using them for the payment of liabilities.

Airplan information

Airplan records and reports its financial information in IFRS as adopted in Colombia and their corresponding IFRIC issued by the IASB and in Colombian pesos. For purposes of consolidating Airplan in the Company, a conversion to Mexican pesos is performed. The exchange rate used at 2022 and 2023 year end was Ps.248.48 and Ps. 227.92 Colombian Peso per Mexican Peso, respectively.

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

December 31, 2021, 2022 and 2023

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

c.	Disposal of subsidiaries or associates

When the Company loses control or significant influence over one entity, any retained interest in the entity is measured at fair value, recognizing the effect in profit or losses. Subsequently, the fair value is the initial carrying amount for the purpose of determining the retained interest as an associate, joint venture or financial asset, as appropriate. Additionally, the amounts previously recognized in Other Comprehensive Income (OCI) relating to those entities are canceled as though the Company had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in OCI are reclassified to profit or losses of the period.

If the interest in an associate is reduced, but significant influence is maintained, only a proportional part of the amounts previously recognized in other comprehensive income will be reclassified to results as appropriate.

d.	Acquisition in stages

The additional acquisition in joint ventures accounted under the equity method is considered a business combination conducted in stages, which means that the fair value of interest previously acquired was also revalued.

e.	Associate

Associates are all entities over which the Group exercises significant influence but not control. Generally, in these entities the Group maintains a participation of between 20% and 50% of the voting rights. Investments in associates are valued using the equity method and are initially recognized at cost (see section h. Equity method).

On May 18, 2023, our subsidiary ASUR Dominicana LLC (ASUR Dominicana), a limited liability company organized under the laws of the State of Delaware, United States of America, and a subsidiary of Cancun Airport, entered into an investment agreement with Aeropuerto Bávaro International AIB, S.A.S. (AIB), CVC One, Inc., Grupo Abrisa, S.R.L., Muñoz Investment Banking Group Fund, LLC., Abraham Jorge Hazoury Toral and Alberto Alejandro Durán Santana, with the purpose of developing and constructing an international airport in Bávaro, Dominican Republic, agreeing to maintain a 25% stake in Aeropuerto Internacional de Bávaro AIB, S.A.S. The contract stipulates an estimated total investment of USD66 million once construction is completed. The initial investment was USD17.8 million. As of December 31, 2023, the construction license for the Bávaro International Airport, S.A.S. has not yet been authorized.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

The Company acquired contractual obligations through an investment agreement entered into on May 18, 2023, whose main objective is the development and construction of the Bávaro International Airport in the Dominican Republic. Said agreement mentions that the Company is obliged to acquire up to 25% stake (USD$66 million) in the Bávaro International Airport Company AIB, S.A.S. As of December 31, 2023, the amount pending to be invested amounts to USD$48.1 million, the agreement conditions that this pending obligation must be carried out once approval is obtained with the government where the Airport will be built, said approval does not It is under the control of the Company but of the Dominican Institute of Civil Aviation (IDAC), this future share purchase obligation qualifies as a derivative at fair value through profit or loss, which was not material for its recognition as of December 31, 2023. ASUR Dominicana received from AIB a mortgage guarantee on part of the properties corresponding to the Bávaro International Airport AIB, for a total value of USD$25 million as a guarantee for the initial payment of ASUR Dominicana's capital contribution. Additionally, in the event that the construction of the Bávaro International Airport AIB is not carried out, within a period of three years from the initial payment of the capital contribution of the Company, or the project permit is revoked by the authorities in a definitive and unappealable manner, the current shareholders will purchase the shares of ASUR Dominicana for the total amount that has been paid for them. This right to recover the investment qualified as a financial asset measured at fair value, in addition to the recognition of the equity method within the investment in associates’ category. As of December 31, 2023, the fair value of the financial asset is equal to the cost of the investment, to which the 25% equity method in said investment was additionally recognized.

f.	Joint Arrangements

Under IFRS 11 investments in joint arrangements are classified as either a joint operation or a joint venture depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

g.	Joint ventures

Interest in joint ventures is accounted for under the equity method, after being initially recognized at cost in the consolidated statement of financial position.

On February 20, 2020, our subsidiary Aeropuerto de Cancún entered into a contractual agreement with Aviation Investments, LLC, to set up a joint venture through a separate legal entity called Airport Development Group, LLC, with each Company holding an interest of 50%. Initial investment amounted to USD500 (Ps.10,556). According to the agreement, decisions on the relevant activities of the entity require unanimous consent of both parties. The Company assessed the nature of the transaction and determined it was a joint venture. Joint ventures are recognized through the equity method. In July 2023, the joint contract with Airport Development Group, LLC was canceled and Aviation Investments, LLC reimbursed ASUR for the total amount of its initial investment.

h.	Equity method

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

i.	Capital reduction in foreign subsidiaries

The capital reductions without changing the parent’s proportional percentage interest holding, is not considered a partial disposition. Since the Group maintains the same ownership percentage and continues to control the subsidiary abroad, the cumulative effects of the translation effect are not reclassified to the statement of comprehensive income.

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

17.3.1) Consolidation of subsidiaries and associates with a functional currency different from the reporting currency

The results and financial position of Aerostar, Airplan and ASUR Dominicana (none of which handle a currency that corresponds to a hyperinflationary economy) expressed in a functional currency other than the reporting currency are converted to the reporting currency as follows:

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

17.4) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid investments with low risk of changes in value and maturing within three months or earlier. As of December 31, 2022 and 2023, cash and cash equivalents consisted primarily of peso and dollar denominated bank deposits and peso denominated investment bonds issued by the Mexican Federal Government.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

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

Aerostar maintains cash restricted by a requirement of the debt instruments in the amount of Ps.1,175,622 and Ps.1,159,700 as of December 31, 2022 and 2023 respectively and has restricted cash for PFC in the amount of Ps.96,485 and Ps.360,880 as of December 31, 2022 and 2023, respectively. Mexico maintains restricted cash of Ps.148,621 and Ps.94,820 as of December 31, 2022 and 2023 respectively held as part of the fulfillment of its infrastructure investment commitments described in the MDP. (See Note 5.1.)

Restricted cash is presented in the statement of cash flows within financing activities in relation to the reserves to which it is obligated in accordance with the bond placement agreements and in investment activities, which are related to the investment in airport infrastructure. (See Note 5.1.)

17.7) Financial assets

a.	Classification. - the Company classifies its financial assets into the following measurement categories: a) financial assets measured at amortized cost; and b) financial assets subsequently measured at fair value (either through other comprehensive income or through profit or loss). At present, the Company does not hold any financial assets. This classification depends on the business model of the Company to manage its financial instruments and the terms of the instrument’s contractual cash flows. The Company reclassifies financial assets when, and only when, it changes its business model for the management of those assets. The Company’s financial assets are measured at amortized cost, since contractual terms comply with the SPPI (solely payment of principal and interest) requirement, and the Company’s business model is achieved by collecting cash flows.
b.	Measurement. - At initial recognition, financial assets at amortized cost are measured at fair value plus transaction costs that are directly attributable to their acquisition. Transaction costs of financial assets measured at fair value (through profit or loss or through other comprehensive income) are recognized in profit or loss as incurred. Gains and losses on assets measured at fair value are recorded in profit or loss or in other comprehensive income. Financial assets with embedded derivatives are considered as a whole if it is determined that the cash flows correspond exclusively to the payment of principal and interest. Accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Investments in financial instruments and accounts receivable included as current assets, except for maturities greater than 12 months following the date of the Statement of Financial Position. These are classified as non-current assets. Loans, accounts receivable and securities investment are initially recognized at fair value plus directly attributable transaction costs, and subsequently measured at amortized cost.
c.	Impairment. - Impairment losses are presented as net impairment losses within the operating result. Subsequent recoveries of previously canceled amounts are credited against the same line. For accounts receivable, the Company applies the simplified approach allowed by IFRS 9, which requires that the expected losses over the life of the instrument be recognized from the initial recognition of accounts receivable. (See Note 6.3.).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

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

Revenues from operating leases are recognized in the statement of comprehensive income  as non-aeronautical revenues on a straight line basis over the lease term.

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

Land is recorded at cost and it is not depreciated. Depreciation of other items of plant and equipment is calculated on the straight-line method based on the residual values over their estimated useful lives. The percentage of depreciation taken per year according to the useful lives at the acquisition date of the furniture and equipment are as shown as follows:

	December 31,
	2022	2023

Furniture equipment	10 to 20%	10 to 20%
Machinery	10 to 20%	10 to 20%
Computer equipment	20 to 33%	20 to 33%
Transportation equipment	20 to 25%	20 to 25%
Improvements to leased premises	10%	10%

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

December 31, 2021, 2022 and 2023

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

Amortization is computed using the straight-line method over the estimated useful life of the concessions, (original term of 50 years as of November 1, 1998); 25 years as of December 31, 2023.

Aerostar:

Aerostar’s airport concession, which includes the obligation to make certain capital expenditures in improvement projects, is considered an intangible asset and is recognized at cost less accumulated amortization and impairment losses.

Amortization is calculated using the straight-line method during the term of the agreement (40 years); 29 years as of December 31, 2023.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

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

The useful life for the amortization was determined as the duration of the concession and the amortization rate is calculated based on the percentage of execution of the revenues with respect to the total expected income of the financial model of the Company. The concession had a minimum term that ended 2015, however, in accordance with the complementary works carried out and the measurement of the expected income against the income generated, the concession will have a useful life until the year 2032, 9 years as of December 31, 2023.

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

The estimated useful lives at December 31, 2023 are as follows:

Licenses Mexico	25	years
ODC Mexico	25	years
Commercial Rights of Aerostar	29	years
Commercial Rights of Airplan	9	years

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

17.11) Impairment of assets

Goodwill and intangible assets with indefinite useful lives are not subject to amortization or depreciation and are subject to annual impairment tests, or more frequently if there are events or circumstances that indicate that they might be affected. Other assets are subject to impairment tests when events or circumstances arise that indicate that their book value might not be recovered. Impairment losses correspond to the amounts where the book value of the asset exceeds their recoverable amount. The recoverable amount of assets is the higher of the fair value of the asset less the costs incurred for its sale and value in use. For impairment assessment purposes, assets are grouped at the lowest levels at which they generate identifiable cash flows separately which are largely independent of the cash flows of other assets or the Company’s assets (cash-generating units). Impaired non-financial assets other than goodwill are reviewed to determine the possible reversal of impairment at the end of each reporting period.

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

17.13) Bank loans and long-term debt

Loans from financial institutions and long-term debt are initially recognized at their fair value, net of transaction costs. Those funds are subsequently recorded at their amortized cost; any difference between the funds received (net of transaction costs) and the redemption value is recognized in the statement of income during the funding period using the effective interest method.

17.13.1) Debt renegotiation

If the renegotiation results in the cancellation of the original liability because the 10% test is exceeded, as stablished in IFRS 9, the original liability is canceled and any difference is recognized in results when the renegotiation occurs.

If the renegotiation does not result in the cancellation of the financial liability, then the value of the new cash flows of the financial liability is calculated, discounted at the original effective interest rate, any difference between the discounted value and the carrying amount is recognized in results and the effective interest rate is prospectively adjusted to include the new costs and commissions.

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

December 31, 2021, 2022 and 2023

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

To determine the IT the applicable rate in Mexico for 2021, 2022 and 2023 was 30%, the applicable rate for Airplan, according to Colombian legislation for 2021 was 31% and for 2022 and 2023 was 35%, and the applicable rate for Aerostar, in accordance with Puerto Rico law, for 2021, 2022 and 2023 was 10%.

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

17.17) Stockholders’ equity

Capital stock, capital reserves and retained earnings are expressed at their historical cost. The capital reserves consist of the legal reserve, the reserve to repurchase own shares.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

17.18) Basic and diluted earnings per share

Basic earnings per share were computed by dividing the net income for the year attributable to controlling interest (Ps. 5,983,747 in 2021, Ps.9,986,548 in 2022 and Ps.10,203,713 in 2023) by the weighted average number of shares outstanding in 2021, 2022 and 2023. The number of shares outstanding for the periods from January 1 to December 31, 2021, 2022 and 2023 were 300 million. The basic ordinary earnings share for the year ended as of December 31, 2021, 2022 and 2023 was Ps.19.95, Ps.33.29 and Ps.34.01, respectively, are expressed in pesos, the diluted earnings per share is equal to the basic earnings per share.

17.19) Financial reporting by segments

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

17.20) Revenue recognition

The accounting policies for the Company’s revenue from contracts with customers are explained in Notes 3, 18 and 19.

17.21) Government grants

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

December 31, 2021, 2022 and 2023

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

18.1)Market risk

18.1.1) Interest rate risk

The Company has contracted bank loans to partially finance its operations. These transactions expose the Company to interest risk, with the main exposure to the risk of variable interest rates resulting from changes in the market base rates Santander bank charge interest based on TIIE 28 days plus 1.50 points maturing in 2022 and 2024, which were paid in advance. As of September 2021, the Santander bank charges interest based on the 28-day TIIE rate plus 1.50 points maturing in 2024, and BBVA Mexico bank charges interest based on the 28-day TIIE rate plus a applicable margin that fluctuates between 1.40 to 1.90 points maturing in 2028.

As of December 31, 2023, the reference rates used by the Company (TIIE and DTF) have suffered considerable increases compared to the year that ended on December 31, 2022, due to the economic uncertainty and increase in inflation. Although, at short term, there is a risk of an increase in interest rates, the Company has cash of 11.2 times to pay the amount of debt and short-term loans.

As of December 31, 2021 and 2022, there are no loans referenced to the LIBOR rate.

18.1.2) Exchange rate risk

The Company is exposed to minor risk for changes in the value of the Mexican Peso against the U. S. Dollar. Historically, a significant portion of income generated by the Company (mainly derived from the fees charged to international passengers) is denominated in U. S. Dollars, and despite that, income is invoiced in Pesos at the average exchange rate of the previous month and likewise the cash flows are collected in Pesos. In addition, in August 2023 the Company contracted two investments in financial instruments denominated in US dollars (See Note 6.4).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

At December 31, 2022 and 2023, the Company is exposed to exchange rate risk for monetary position is as follows:

	December 31,
	2022		2023

	(Thousands of dollars)
Asset	Ps.	372,991	Ps.	507,164
Liability		(5,520)		(6,419)
Monetary active position	Ps.	367,471	Ps.	500,745

At December 31, 2022 and 2023, the exchange rate was Ps.19.47 and Ps.16.92, respectively. Had the currency weakened by 5% in 2022 (5% in 2023) with respect to the U.S. Dollar, the Company would have had a gain on monetary position at the close in the amount of Ps.357.8 million in 2022 (monetary gain of Ps.423.6 million in 2023). As of April 15, 2024, the date of issuance of this report, the last known exchange rate was Ps.16.6693.

18.1.3) Price risk

The rate regulation system applicable to the airports of the Company imposes maximum rates for each airport, which should not be exceeded on an annual basis. The maximum rates are the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kg (220 pounds) of cargo). If the maximum annual rate is exceed, the government authorities could revoke one or more of the Company’s airport concessions in Mexico.

The Company monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate limits at each of the airports operated by the Company in Mexico. In the case of the Aerostar and Airplan concessions, there are no maximum ceilings established by the corresponding Government.

Concentrations:

At December 31, 2022 and 2023, approximately 59.1% and 59.3%, of revenue, not including income from construction services, resulted from operations at the Cancún International Airport.

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

The Company is cautious about liquidity risk and maintains sufficient cash and negotiable instruments and the availability of financing through an adequate amount of credit facilities to meet obligations at maturity and settle trading positions. At period end on December 31, 2021, 2022 and 2023 the Company had demand deposits amounting to Ps.8.770.062 and Ps.13,174,991 and Ps.13,872,897 respectively, and as of December 31, 2022 an available credit lines amounting to USD20,000 (approximately Ps.338,380), to manage liquidity risk. which as of December 31, 2023 has not drawn on this line of credit. Due to the dynamic current situation and uncertainty, the Company’s Treasury function maintains flexibility in the funding under credit lines and keeping availability.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

The following table shows the liquidity position for each country where the Company operates.

	Cash and		Loans and		Loans and
	cash		Short - term		Long - term		Total Loans
December 31, 2022	equivalents		Debt		Debt		and Debt
Mexico	Ps.	9,573,039	Ps.	1,486,817	Ps.	2,505,318	Ps.	3,992,135
Aerostar		2,334,403		377,215		9,891,961		10,269,176
Airplan		1,267,549		5,964		937,486		943,450
Total	Ps.	13,174,991	Ps.	1,869,996	Ps.	13,334,765	Ps.	15,204,761

	Cash and		Loans and		Loans and
	cash		Short - term		Long - term		Total Loans
December 31, 2023	equivalents		Debt		Debt		and Debt
Mexico	Ps.	9,770,273	Ps.	883,153	Ps.	1,639,821	Ps.	2,522,974
Aerostar		1,518,455		344,048		8,404,199		8,748,247
Airplan		2,584,169		6,438		947,111		953,549
Total	Ps.	13,872,897	Ps.	1,233,639	Ps.	10,991,131	Ps.	12,224,770

The following table presents the analysis of the net financial liabilities of the Company based on the period between the date of the statement of consolidated financial position and the maturity date, including undiscounted contractual cash flows:

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2022	3 months		and one year		and 2 years		5 years
Bank loans and interest	Ps.	637,733	Ps.	944,235	Ps.	1,354,415	Ps.	1,900,147
Long term debt		158,279		280,166		973,931		2,377,822
Suppliers		307,068
Accounts payable and accrued expenses		1,170,318

At December 31, 2023
Bank loans and interest	Ps.	853,062	Ps.	388,439	Ps.	787,830	Ps.	2,163,132
Long term debt		342,243		348,518		698,955		2,128,755
Suppliers		306,547
Accounts payable and accrued expenses		1,156,955

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

The following table shows the Company’s short term liquidity as of:

	December 31,
	2022		2023
Current assets	Ps.	18,080,170	Ps.	18,733,197
Current liabilities		5,563,973		4,827,227
Short term position (liquidity)	Ps.	12,516,197	Ps.	13,905,970

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

In the year 2023, the airlines Viva Air and Ultra Air Airplan’s former clients, reported substantial losses and commenced a liquidation proceeding. In addition to this, the income from passenger fees from the main client airlines had decreased. The clients balance as of December 31, 2023, amounts to Ps.23,415, most of which is not guaranteed. Therefore, in the event of insolvency of any of the airlines, the Company would have no certainty of recovering the total sum of amounts invoiced to the airlines for passenger fees.  In August 2010, Grupo Mexicana filed for bankruptcy. Grupo Mexicana owes the Company Ps.128,000 for passenger fees. As a result of Grupo Mexicana’s bankruptcy, the Company at that time had, its reserve for uncollectable accounts by Ps.128,000. The Company has determined that it may not be able to collect that amount. (See Note 6.3).

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

Investments in financial instruments are not subject to credit risks since the amount is kept in a solid financial institution with AAA high market ratings.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

18.4) Capital management

The objective of management is to safeguard the Company’s ability to continue operating as a going-concern in order to provide returns for stockholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

These activities are monitored through the review of information pertaining to the Company’s operation and the Industry. This effort is coordinated by the CEO. Through a planning method, detailed simulations are formulated of identified risks as they are known. The risks identified are valued in terms of probability and impact and are presented to the proper authorities. The result of all these activities is reported to the market through 20-F reports, the Mexican Circular Unica and quarterly reports by a financial Risk Analysis Committee that reports to Company’s Board of Directors.

During the year, there was no material uncertainty regarding the Company’s ability to continue as a going concern. At December 31, 2022 and 2023, the Company’s Board has a reasonable expectation that the Company has the appropriate resources to continue operating at least for the next twelve months and that the use of the going concern basis of accounting is appropriate.

18.5) Fair value

Financial instruments (bank loans and long term debts), at amortized cost in accordance with the valuation method used are at level 2 in 2022 and 2023, there are no financial instruments carried at fair value.

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

December 31, 2021, 2022 and 2023

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

19.2 Useful life of the Airplan concession

The overall duration of the Airplan concession depends on the revenues generated by the Colombian airports. In particular, the concession remains in effect until the date on which any of the following events occur:

●	That the regulated revenues generated are equal to the expected regulated revenues, provided that by that time 15 years have elapsed from the date of subscription of the certificate of execution.
●	That 25 years have elapsed since the date of execution of the execution start certificate, regardless of whether, at the time, the regulated revenues generated have not matched the value of the expected regulated revenues.
●	If the regulated income generated equals the expected regulated income before 15 years have elapsed from the date of execution of the certificate of execution, the duration of the execution of the contract will be, in any case, 15 years.

It must be taken into account, for purposes of the regulated revenues expected according to the definition of the concession contract that the expected regulated revenue will increase once each of the complementary works (mandatory or voluntary) is delivered to the grantor. The useful life for the amortization was determined as the duration of the concession and the amortization is calculated on a linear basis based on the years in which the recovery of the expected income of the financial model held by the Company is expected. The minimum term of the concession was the year 2022; however, in accordance with the complementary works carried out and the measurement of the expected income against the income generated, the concession will have a minimum useful life until the year 2032, and in accordance with the legal terms, the Concession may extend until 2048.

The Company conducts sensitivity analyses to determine the level of possible changes in the assumptions used to determine the useful life of the concession, in order to determine if the useful life would change significantly. At December 31, 2021, 2022 and 2023 the expected total revenues considering the additional works amount to Ps.14,381,166, Ps.12,634,029, and Ps.12,450,476, respectively.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

Note 20 - Consolidated statements of cash flows:

As of December 31, 2021, 2022 and 2023, the analysis of net debt and movements in net debt is presented as follows:

	Long - term debt						Bank Loans
	2021		2022		2023		2021		2022		2023
Short-term debt (Note 11)	Ps.	353,672	Ps.	377,215	Ps.	344,048
Short-term bank loans (Note 10)							Ps.	224,472	Ps.	1,492,781	Ps.	889,591
Long-term bank loans (Note 10)								6,603,006		3,442,804		2,586,932
Long-term debt (Note 11)		6,598,397		9,891,961		8,404,199
Balances at December 31	Ps.	6,952,069	Ps.	10,269,176	Ps.	8,748,247	Ps.	6,827,478	Ps.	4,935,585	Ps.	3,476,523

Balances at January 1 of the debt-net	Ps.	6,972,176	Ps.	6,952,069	Ps.	10,269,176	Ps.	6,928,170	Ps.	6,827,478	Ps.	4,935,585
Interest expense		454,863		523,488		552,046		387,523		332,030		573,816
Bank loans(Note 10)								4,650,000
Long-term debt (Note 11)				3,947,522
Interest paid		(428,530)		(532,579)		(519,601)		(480,168)		(547,042)		(547,505)
Principal payments		(220,961)		(222,568)		(200,535)		(4,429,334)		(1,498,076)		(1,475,000)
Foreign currency translation		174,521		(398,756)		(1,352,839)		(228,713)		(178,805)		(10,373)
Balances at December 31	Ps.	6,952,069	Ps.	10,269,176	Ps.	8,748,247	Ps.	6,827,478	Ps.	4,935,585	Ps.	3,476,523

Note 21 - Subsequent Event:

At December 31, 2023 to the date of issuance of these consolidated financial statements, there were no events that could have a significant effect on the information contained in the consolidated financial statements.

Note 22 - Authorization of the consolidated financial statements:

The consolidated financial statements and their twenty two notes are an integral part of the consolidated financial statements, which were authorized and proposed for their issuance to the Board of Directors on April  15, 2024 by Mr. Adolfo Castro Rivas, Chief Executive Officer of Grupo Aeroportuario del Sureste, S.A.B. de C.V.